Form 20-F
period 2004-12-31
VEOLIA ENVIRONNEMENT
filed 2005-06-30
CIK 1160110

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __ to __

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	36/38, avenue Kléber, 75116 Paris, France	Republic of France (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
————	————
Ordinary shares, nominal value €5 per share represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share*	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

406,421,983 ordinary shares, nominal value €5 per share

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

FORWARD-LOOKING STATEMENTS

We make some forward-looking statements in this document. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. Some of these revenue estimates are based on our management’s current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

i

ii

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 28 to our consolidated financial statements describes the principal differences between French GAAP and U.S. GAAP as they relate to us. See “Item 5. Operating and Financial Review and Prospects” for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

We changed the presentation of our financial statements in 2001 to present our income statement by function, as opposed to our previous method of presenting our income statement by category of expense.  As a result, since 2001 our operating income corresponds to our revenue after cost of sales, selling, general and administrative expenses, other operating expenses, goodwill amortization and restructuring expenses. In addition, certain expenses that we previously classified as exceptional items are now classified as operating expenses.  Because 2001 was a year of transition to our new accounting presentation, we restated in 2001 our financial statements for 2000 to reflect the new presentation method.  As a result, the following table shows our selected financial data based on the new accounting presentation for the periods presented.

Back to Contents

	At and for the year ended December 31,

	(in US$)(1)			(in €)
	————	————	————	————	————	————
(millions, except per share amounts)	2004(2)	2004(2)	2003	2002	2001	2000
	————	————	————	————	————	————
INCOME STATEMENT DATA:
Amounts in accordance with French GAAP
Revenue	33,607.5	24,673.3	28,603.0	30,078.7	29,126.7	26,262.5
Revenue outside France	15,301.3	11,234.2	15,573.7	17,082.9	16,754.6	15,413.9
Operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT)(3)	2,202.4	1,616.9	1,750.9	1,971.3	2,013.1	1,650.0
Amortization and depreciation of goodwill and indefinite life intangible assets	(345.0)	(253.3)	(2,424.5)	(327.2)	(2,910.1)	(306.3)
Restructuring costs	(69.5)	(51.0)	(93.3)	(56.6)	(49.4)	(54.4)
Operating income (loss)	1,787.9	1,312.6	(766.9)	1,587.5	(946.4)	1,289.3
Minority interest	(173.1)	(127.1)	(245.5)	(142.2)	(131.2)	(161.4)
Net income (loss)	170.8	125.4	(2,054.7)	339.2	(2,251.2)	614.8
Basic earnings per share	0.42	0.31	(5.13)	0.93	(6.55)	2.24
Diluted earnings per share	0.42	0.31	(5.13)	0.93	(6.55)	2.23
Dividends per share	0.93	0.68	0.55	0.55	0.55	0.55
Number of shares (adjusted to reflect changes in capital)	406,421,983	406,421,983	405,070,515	405,070,459	346,175,772	346,174,955

Amounts in accordance with U.S. GAAP
Net income (loss)	292.2	214.5	(1,826.9)	(1,988.8)	180.3	433.4
Basic earnings per share	0.74	0.54	(4.56)	(5.45)	0.52	1.58
Diluted earnings per share	0.74	0.54	(4.56)	(5.45)	0.52	1.57

BALANCE SHEET DATA (AT PERIOD END):
Amounts in accordance with French GAAP
Total shareholders’ equity	4,853.4	3,563.2	3,574.8	6,329.6	5,740.0	6,208.3
Minority interest	2,799.7	2,055.4	2,679.8	2,585.2	2,531.1	2,031.1
Total assets	49,396.0	36,264.6	38,920.4	42,018.4	44,409.3	39,823.0
Total long term assets	27,862.7	20,455.7	23,220.8	26,568.0	27,400.7	25,362.2
Net financial debt(4)	(13,343.8)	(9,796.5)	(11,804.3)	(13,066.4)	(14,283.0)	(13,183.3)

Amounts in accordance with U.S. GAAP
Shareholders’ equity	3,166.6	2,324.9	2,378.1	4,923.2	6,780.7	6,569.2

CASH FLOW DATA:
Amounts in accordance with French GAAP
Net cash provided by operating activities	4,134.9	3,035.6	3,098.2	2,316.7	2,892.0	1,638.0
Net cash used in investing activities	(1,034.7)	(759.6)	(3,112.0)	(2,108.6)	(3,392.4)	(1,536.7)
Net cash provided by (used in) financing activities	(1,403.4)	(1,030.3)	441.2	(569.7)	1,238.5	71.6
Capital expenditures	(3,153.3)	(2,315.0)	(2,455.7)	(2,603.4)	(2,878.5)	(2,586.2)

___________________________________________

(1)

For your convenience, we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2004 rate of $1.00 = €0.7342. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.

(2)

On December 31, 2004, Veolia Environnement applied the provisions of Article 23100 of French CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement.  These businesses are excluded from the new scope of consolidation and therefore no longer contribute to consolidated revenues and operating income for the fiscal year in which they were sold.  For the 2004 fiscal year, these businesses included FCC, Culligan and USFilter Corporation’s equipment and short-term services businesses.

(3)

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

(4)

Net financial debt is defined as the sum of long-term debt and bank overdrafts and other short-term borrowings after deduction of short-term loans, cash and cash equivalents, marketable securities and long-term loans. Long-term loans are included in our consolidated financial statements under the caption “Other Portfolio Investments Held as Financial Assets.” See Note 8 to our consolidated financial statements.  Long-term loans (before valuation allowances) amounted to €478.9 million in 2004, €486.2 million in 2003, €521.2 million in 2002, €349.5 million in 2001 and €284.6 million in 2000.

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

At our general shareholders’ meeting on May 12, 2005, our shareholders approved a dividend payment of €0.68 per share in respect of our 2004 fiscal year to persons who held our shares on January 1, 2005, which was paid on May 27, 2005.  On May 28, 2004, we paid a dividend of €0.55 per share in respect of the 2003 fiscal year to persons who held our shares on January 1, 2004.  On May 7, 2003, we paid a dividend of €0.55 per share in respect of the 2002 fiscal year to persons who held our shares on January 1, 2003. On May 6, 2002, we paid a dividend of €0.55 per share in respect of the 2001 fiscal year to persons who held our shares on January 1, 2002. On May 10, 2001, we paid a dividend of €0.55 per share in respect of the 2000 fiscal year to persons who held our shares on April 27, 2001. We did not pay dividends as a stand-alone company in respect of any fiscal years before 2000.

Dividends paid to holders of our ADSs and non-French resident holders of our shares normally are subject to a 25% French withholding tax.  However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax (15% for holders who are residents of the United States) and be entitled to certain benefits.  See “Item 10. Additional Information—Taxation” for a summary of the material U.S. federal and French tax consequences to holders of shares and ADSs.  Holders of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.  In addition, dividends paid to holders of ADSs will be subject to a charge by the depositary for any expenses incurred by the depositary of the ADSs in the conversion of euro to dollars.

Exchange Rate Information

Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2004, the following 12 member states had adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

Share capital in our company is represented by ordinary shares with a nominal value of €5 per share (generally referred to as “our shares”). Our shares are denominated in euro. Because we intend to pay cash dividends denominated in euro, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euro to dollars.

The following table shows the euro/U.S. dollar exchange rate for 2000 through May 2005 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Back to Contents

Month	Period	Average
U.S. dollar/Euro	End	rate*	High	Low
	————	————	————	————
May 2005	1.23	1.27	1.30	1.23
April 2005	1.29	1.29	1.31	1.28
March 2005	1.30	1.32	1.35	1.29
February 2005	1.32	1.30	1.32	1.28
January 2005	1.30	1.31	1.37	1.29
December 2004	1.36	1.34	1.36	1.32

Year
U.S. dollar/Euro

2004	1.36	1.24	1.36	1.18
2003	1.26	1.13	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83

________________________________

*

The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euro to U.S. dollars in this annual report are based on $1.00 = €0.7342, the Noon Buying Rate on December 31, 2004. On June 28 , 2005, the Noon Buying Rate was U.S.$1.21 per euro.

Back to Contents

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to Our Operations

We may suffer reduced profits or losses as a result of intense competition.

Our business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which we compete.  Accordingly, we must make constant efforts to remain competitive and convince potential clients of the quality and cost value of our service offerings. Competitors may also introduce new technology or services that we would have to match in order to remain competitive, which could result in significant development costs for us.

In addition, we perform a substantial portion of our business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial sectors. These contracts are often awarded through competitive bidding, at the end of which we may not be retained even though we may have incurred significant expenses in order to prepare the bid.  Our contracts may not be renewed at the end of their term, which in the case of important contracts may oblige us to engage in a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover our costs of termination.

Our business operations in some countries may be subject to additional risks.

While our operations are concentrated mainly in Europe, we conduct business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 8.04% of our total revenue in 2004. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The establishment of public utility fees and their structure can be highly political, slowing and impeding for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead us to record exceptional provisions or depreciation charges in connection with our operations in these countries, which could have a material adverse effect on our results.

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

Back to Contents

The rights of governmental authorities to terminate or modify our contracts could have a negative impact on our revenue and profits.

Contracts with governmental authorities make up a significant percentage of our revenue. In numerous countries, including France, government contracts often allow the governmental authority to modify or terminate these contracts under certain circumstances, but generally with full indemnification.  In other countries, however, we may not be entitled to or be able to obtain full indemnification in the event our contracts are terminated by governmental counterparties.

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

We have made and will continue to make significant capital and other expenditures to comply with applicable environmental, health and safety laws and regulations. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including general precautionary obligations, or to advise our clients on the measures that they must undertake in order to maintain the compliance of their installations.  These expenditures mainly relate to air pollution (including, for example, the control of emissions from our transportation vehicles, our heat generation plants and our waste incineration facilities), the quality of drinking water, the disposal of wastewater and other effluents and the protection of land and biodiversity (including through restrictions on waste disposal and the use of landfills).  Each of our operations, moreover, may become subject to stricter laws and regulations, and correspondingly greater compliance expenditures, in the future. If we are unable to recover these expenditures through higher tariffs, this could adversely affect our operations and profitability.

Our failure to comply with any applicable environmental, health and safety laws and regulations may cause us to incur liability or other damages that we might be required to compensate.

The scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad.  These laws and regulations govern, among other things, any discharge in a natural environment, the collection, treatment and disposal of all types of waste, and the rehabilitation of old sites. These increasingly broad laws and regulations expose us to the risk of liabilities, including in connection with assets that we no longer own and activities that have been discontinued.  In some circumstances, we could be required to pay fines or damages under these laws and regulations or undertake remedial action even if we exercise due care in conducting our operations and we comply with all applicable laws and regulations.  Moreover, regulatory authorities may require us to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations. In the event of an accident or other incident, we could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). Our incurrence of an obligation to undertake remedial action or to compensate for such damage could have a material adverse effect on our activities or our results.

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

Back to Contents

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

We hold assets, earn income and incur expenses and liabilities directly and through our subsidiaries in a variety of currencies. Our financial statements are presented in euro. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies will affect the value of these items in our financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of our interests held in foreign currencies.

In addition, because we have a significant amount of debt outstanding, our results of operations and financial condition may be affected by changes in prevailing market rates of interest. We manage this exposure to interest rate risk by setting a target fixed rate for a significant part of our debt, which we achieve either through fixed rate debt or interest rate hedging activities. At December 31, 2004, our outstanding total long-term debt amounted to €15.9 billion, of which 46.4% was subject to variable rates and 53.6% was subject to fixed interest rates (after giving effect to financial hedging instruments). Fluctuations in interest rates may also affect our future growth strategy. A rise in interest rates may force us to finance acquisitions or operations or refinance existing debt at a higher cost in the future, which may lead us to decide to curtail or delay our then current expansion plans.

Our business operations may be the target of foul play or terrorism.

Out of concern for public health and the need to assure the availability of water resources to the public, public authorities have adopted various laws and regulations aimed at protecting water resources from the risk of foul play and terrorism. Accordingly, our drinking water production and distribution activities must comply with these laws and regulations, which generally call for the safeguarding of facilities, water sources and treatment procedures. Further, we are generally required to implement monitoring and crisis procedures at our water sites either in partnership with or at the direction of the local public authority.  We may also decide to implement additional safeguards on our own or in collaboration with local law enforcement.  Nevertheless, the implementation of such safeguards with respect to our water activities may not be sufficient to prevent the occurrence of foul play or terrorism.

Our activities in the areas of waste management, energy services and public transportation are subject to similar risks.  Moreover, we may have employees who work or travel in areas where the risk of foul play, kidnapping or terrorism is either temporarily or permanently elevated.

As a result, despite the measures that we have attempted to implement, any one of our activities may fall victim to foul play or terrorism in the future.  If an attack were to occur, it could negatively affect our image and have a material adverse effect on our results.

Risks Relating to Our Shares and ADSs

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

Back to Contents

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

Back to Contents

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a leading global provider of environmental management services, which include water and wastewater services, waste management services, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation services.  Our clients include a wide range of public authorities, industrial and commercial customers and individuals around the world.

The legal and commercial name of our company is “Veolia Environnement.” Our company is a société anonyme, a form of stock corporation, incorporated in 1995 pursuant to the French commercial code for a term of 99 years.  Our registered office is located at 36/38, avenue Kléber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 0000.  Our agent in the United States is T. Michael O’Brien. He can be reached at Veolia Water North America Operating Services, 184 Schuman Boulevard, Naperville, IL 60563.

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

In 1980, Compagnie Générale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia).  It also began significant international expansion.

In 1998, Compagnie Générale des Eaux changed its name to “Vivendi” and renamed its main water subsidiary “Compagnie Générale des Eaux.”

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created our company under the name “Vivendi Environnement” to conduct all of its environmental management activities, which are today conducted under the names Veolia Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation).

On July 20, 2000, our shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext Paris on February 21, 2005.

In August 2001, our shares were included in the CAC 40, the main equity index published by Euronext Paris, and in October 2001 were listed in the form of American Depositary Shares for trading on The New York Stock Exchange.

During 2002, Vivendi, which had been renamed “Vivendi Universal” in 2000, progressively decreased its stake in our company, such that it held only 20.36% of our shares as of December 31, 2002, an interest that was further reduced to 5.30% in December 2004.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”  In April 2003, we changed our name to “Veolia Environnement.”

Since 2002, we have been conducting a significant restructuring in order to refocus on our core environmental services activities.  This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within our water division conducting certain non-core activities, and with the sale of our indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.  See “—Major Developments in 2004—Refocusing of Our Activities” and “Item 5. Operating and Financial Review and Prospects—Overview—Major Developments in 2004” for further detail regarding the restructuring that occurred during 2004.

Our principal capital expenditures and divestitures are described under “Item 5. Operating and Financial Review and Prospects.”  Material capital expenditures currently in progress include those associated with the continued expansion of our existing businesses and replacement and maintenance spending related to our existing operations.

Back to Contents

Major Developments in 2004

Below we discuss the main developments in our business during 2004.  The discussion below and in the remainder of Item 4 includes the revenue amounts that we expect to earn from various contracts, including total revenue expected to be generated from all services under combined contracts to build and operate facilities.  These revenue amounts take into account updates to our volume and price assumptions since the date these contracts were publicly announced.  In addition, revenue amounts expected under foreign contracts won during 2004 have been converted into euro at the rate of exchange prevailing on December 31, 2004.  As a result, publicly announced revenue amounts may differ from the amounts of expected revenue included in this document.  In addition, these expected revenue amounts constitute forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information–Risk Factors.”  Actual revenue amounts may differ materially from those anticipated in the forward-looking statements.  See “Forward-Looking Statements” at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our forward-looking statements are subject.

Refocusing of Our Activities

During 2004, we refocused our activities in order to concentrate more fully on the development of outsourcing on behalf of public authorities, as well as on the provision of services involving long-term contracts with municipal or industrial clients.

Sale of U.S. Activities within the Water Division

On May 12, 2004, we signed an agreement for the sale of USFilter Corporation’s equipment and short-term services businesses to Siemens, for total consideration of US$1,015 million based on the amount of cash these businesses were expected to hold at closing. After application of the contractual price adjustment mechanisms, total consideration amounted to US$975 million, based on the sold businesses’ working capital requirements and cash held on July 31, 2004, the date of closing.

On July 22, 2004, we also announced the signing of an agreement for the sale of our Culligan business to the private equity firm Clayton Dubilier & Rice, for total consideration of US$612 million in cash. The transaction closed on September 30, 2004, following approval by regulatory authorities and satisfaction of other customary closing conditions.

These sales represent the final step in the implementation of the strategic refocusing of our water operations in North America, which was originally announced in September 2003. Including the sale of Everpure in late 2003 to Pentair and the sale of farmlands held by USFilter in California, followed by the sale of USFilter’s equipment and short-term services businesses to Siemens and the sale of Culligan in 2004, the total proceeds generated from these sales amount to approximately US$2.0 billion.

Sale of FCC

On July 28, 2004, we signed an agreement to sell our 49% stake in B 1998 S.L., the holding company that owns 52.5% of FCC, to a company controlled by Ms. Esther Koplowitz. The transaction allowed us to reduce our net indebtedness by €1.1 billion, and resulted in a total cash payment to us of €916 million (before transaction fees), including an exceptional dividend paid by B 1998 S.L. to us prior to the sale. The transaction, which closed on September 15, 2004, was subject to applicable Spanish anti-trust regulatory approvals. For us, the transaction was part of our strategy to refocus on our core environmental services activities. Further, the transaction allowed us to strengthen our financial condition. See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions—FCC – Relationship with Our Co-Shareholder.”

Continued Reduction by Vivendi Universal of its Shareholdings

In December 2004, Vivendi Universal reduced its holdings in our company to 5.30% of share capital  (down from 20.36% prior to such time). See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

Major Business Developments in 2004

In 2004, we won major new contracts that formed part of our strategy to focus on our core environmental services business, representing a continuation of efforts undertaken since 2000.

The evolution in our contract portfolio during 2004 reaffirmed the trends witnessed in prior years in both the municipal and industrial markets.  Accordingly, growth opportunities continue to present themselves in our main geographical markets, driven by accelerated urbanization and more stringent environmental regulations. Our comprehensive service offerings, which are focused in areas where we believe we have a competitive

Back to Contents

advantage, increasingly necessitate a higher level of technical expertise and involve the provision of higher value-added services, both of which should help to relieve pricing pressure despite the presence of other competitors in the market.

Pursuit of Targeted Geographical Development

We pursued targeted development in Asia, and particularly China, during 2004.  We entered into two important water contracts, one in Guizhou province in southern China, and the other in Hohhot, the capital of Inner Mongolia.  We also strengthened our presence in Germany (water), and in Central and Eastern Europe and the United States (transportation and waste management) through the signing of several important contracts.

The other major contracts we won during 2004 are described below under “—Business Overview—Our Services.”

High Level of Contract Renewals and Extensions

We renewed a substantial number of contracts that were due to expire in 2004, reflecting the satisfaction and confidence of clients in our abilities and business model, in particular our high quality of services and technical expertise.

In the water division, for example, where contracts have come up for renewal mainly in France due to the longer maturity of the remaining contract portfolio, there has been a sustained level of contract renewal due to the confidence of municipal clients in our abilities. In the rest of the world, the expansions in the scope of services provided under a contract or the extensions in contract length that we have been able to negotiate have also reaffirmed our choice of service offerings and our business model.

Veolia Environnement Foundation

The Veolia Environnement Foundation was established in 2004.  Its purpose is to organize our philanthropic initiatives, and its founding members are our company along with our four divisions.  The foundation has three main fields of action, for the promotion of: (1) “solidarity” (provision of support to populations devastated by crisis or in need of development aid), (2) employment (creation or consolidation of jobs in the service sector), and (3) environment (support of research or educational initiatives in the area of the environment).  The foundation may act, depending on the circumstances, in partnership with other humanitarian organizations like the Red Cross, with international organizations or with non-governmental organizations.  In 2004, the foundation supported approximately 75 projects, including the construction of the Mother and Child Hospital in Kabul, the refurbishment of basement corridors used by sick children at the Armand Trousseau hospital in Paris, the establishment of skills training programs to facilitate re-entry into the workforce and the establishment of sports programs designed to foster social integration.

Veolia Environnement Campus

Our former Urban Environment Institute was renamed the Veolia Environnement Campus in January 2004. Established in 1994, the Veolia Environnement Campus is the initial and continuing education center of our company.  It offers training to individuals by grouping together a training and apprenticeship center, training staff from all four of our divisions, a social observatory, partnerships with universities and a new factual-based study program.

“Veolia Environnement 2005” Efficiency Plan

We announced an efficiency plan at the end of September 2003 called “Veolia Environnement 2005,” which we hope will generate €300 million in annual savings beginning in 2006. An operational pilot program has been implemented and a project team reporting directly to our chief executive officer has been formed.  The efficiency plan aims to generate savings through improvements to our operational processes, purchasing functions and support functions, as well as through an optimized use of assets.  The efficiency plan extends to all of our subsidiaries so as to take advantage of all possible synergies, in particular with respect to optimizing purchases, structural costs and operating efficiency.  We also intend to emphasize the sharing of best practices and the use of advanced technologies in order to help achieve the goals of our efficiency plan. The efficiency plan is being implemented according to schedule. Savings realized during 2004 amounted to €126 million, of which €116 million was included in EBIT (as defined below).  Accordingly, we continue to have an objective of €300 million in annual savings beginning in 2006.

Back to Contents

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

We believe that demand for integrated, customized packages of environmental management services is likely to grow around the world for the following reasons:

•

In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services as well as effective management are needed to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services and replace existing environmental infrastructure.  In addition, there is also an increase in public demand for high-quality and reliable environmental products and services.

•

Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently.  As a result, public authorities are increasingly turning to the private sector to address their environmental needs.

•

Public and private entities are increasingly attempting to simplify the administration of their complex operations by outsourcing a wide variety of responsibilities to a single partner.  This tendency creates a business opportunity for companies capable of offering a broad range of environmental management services in an integrated fashion.

•

Large private firms and public authorities increasingly recognize that a “one size fits all” approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has grown.

•

The increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach in order to simplify administration and ensure they receive consistent service at each of their facilities.

We think that each of these trends, taken individually, creates significant opportunities for companies with our expertise, and, taken as a whole, they allow our company, in particular, to provide innovative and integrated environmental management services in markets around the world.

Our Clients

We provide environmental management services to a wide range of public authorities, industrial and commercial customers and individuals around the world.

Public Authorities

Demand by public authorities has been influenced and strengthened by trends relating to the search for efficiency gains and innovative solutions, the rationalization of public purchases in pursuit of reduced costs, the reorganization in France of several municipalities, and a heightened sensitivity to environmental issues, including the management of water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

Within this context, we believe that the historical model of “delegated public service management contracts,” which leaves to public authorities the role of defining, organizing and overseeing the services provided to inhabitants, can be flexibly applied to satisfy the needs of each client, resulting in a mutually beneficial relationship between the private operator and public authority.  Accordingly, we believe that we can adapt to the different needs and expectations of public authorities around the world in order to assist them in (i) responding to the need for heightened efficiency and productivity in the provision of public services in order to

Back to Contents

control costs, (ii) accessing more sophisticated technical skills in order to resolve complex environmental problems, and (iii) responding to the demand for prompt and professional service expressed by end users.

In France in particular, we intend to take advantage of a new French ordinance dated June 17, 2004 allowing for the creation of a new form of partnership contract.  The ordinance allows public authorities to entrust private operators (who may be associated with financial organizations) with the entire responsibility for building and/or financing an installation and operating the services related thereto, in exchange for compensation that is set by the public authority as a function of performance.  See “—Contracts” below.

Industrial or Commercial Companies and Individuals

We offer our industrial and commercial clients a large range of services, which generally aim to achieve the following two main goals in relation to the environment:

•

furnishing clients with the services necessary for their industrial processes (vapor, industrial heating and cooling, processed water, demineralized water, compressed air, etc.) and optimizing their consumption thereof, and

•

reducing the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

We often partner with such clients over the long term, and offer innovative solutions adapted to the needs of each industrial site.

We believe that the further development of our industrial client base will be a significant area of growth.  In particular, multiservice contracts entered into with industrial clients have assumed an increasingly important role and are expected to continue to do so.  See “—Development of Synergies: Multiservice Contracts to Benefit Industrial and Commercial Clients” below.

Regarding services to individuals and meter-reading services, Veolia Water and Dalkia offer household services in France through Proxiserve and Domeo, jointly held subsidiaries that provide assistance and maintenance relating to water, heating and gas services.

While we provide services around the world, our largest market is Europe and, to a lesser extent, the United States.  In 2004, we generated approximately 54.5% of our revenues in France, 28.5% in the rest of Europe, 9.0% in the Americas and 8.0% in the rest of the world, including 4.7% in the Asia-Pacific region.  We are not materially dependent upon any particular customer.

Our Overall Strategy

Our strategy is to strengthen our position as a worldwide provider of integrated environmental services, by capitalizing as fully as possible on the growth potential of the environmental services market and by improving margins, while at the same time fulfilling client needs and fostering the durability of natural resources.  This strategy relies on our expertise regarding contractual models, our general know-how and our competitive advantages.

One business: environmental services

We are a worldwide provider of environmental services, concentrating in four areas in particular: water, waste management, transportation and energy services.  We have made a strategic choice to concentrate only in these areas and to focus fully on our environmental services business. For instance:

•

since 2000, we have decided not to be present in the primary energy production market, in order to focus more fully on providing services to clients that help to optimize their energy consumption;

•

in 2004, we finished disposing of our industrial assets in the water sector (mostly in the United States) relating to equipment production and the short-term service activities generated thereby;

•

in 2004 as well, we sold our minority interest in FCC, a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

Back to Contents

A long-term commitment

Our strategy consists of capitalizing on our ability to establish effective, long-term relationships with clients, an ability that we have demonstrated for more than 150 years with respect to our water distribution contracts with public authorities, and over the past few decades with respect to our other activities.  In addition, we seek to develop our presence in countries where conditions are favorable, and to offer services adapted to the needs of non-public clients, in particular industrial companies.

Public authorities seeking to improve the environment for citizens must be able to rely on a partner that can develop a long-term presence in an area, who can permanently improve the functioning, for example, of a water treatment or production facility, a waste incineration or landfill facility, or an urban heating network, or who can manage the public transport network of an area, with the utmost concern for issues of security, cleanliness and the rights of employees.

Long-term contracts adapted to the needs of each client

We have developed a high level of expertise with respect to managing contracts across our four divisions, which allows us to commit ourselves to clients over the long-term.  Our main contracts last anywhere from a few years to several decades; an example of the latter is the 50-year contract entered into with the municipality of Shanghai during 2002.  Over the past several years, we have demonstrated our ability to adapt contracts to a variety of constraints in countries around the world involving a broad range of services.

Long-term contracts provide a measure of visibility both to our clients and shareholders.  For clients, whether they be public authorities or commercial or industrial companies, long-term contracts can also provide efficiency gains by providing them with a real partner for the future. Long-term contracts can lead to improvements in performance and productivity as part of a strategy that integrates, in addition to local factors, technical, labor and management considerations and, if necessary, financing of required infrastructure or investments. Industrial and commercial companies that enter into such long-term partnering relationships are able to focus their resources on their core businesses by relying upon a specialized service provider. Our large range of skills and experience ideally positions us in the market for outsourcing of environmental services.  Further, we can adapt our contracts and our services to meet specific client needs.

We therefore strive to provide our services under long-term contracts, which can provide a recurring revenue flow to our company over the course of several years.  At the same time, we work to improve the profitability of our contracts over time, through consistent efforts aimed at optimizing operating performance.

Strong financing capability

We know how to partner with clients in order to help them finance required infrastructure, investments and other work, made possible through long-term contracts and optimized operating performance. Accordingly, we have the ability, in particular through forming new partnerships and obtaining third-party financing, to help our clients realize their more ambitious projects.  Such projects typically would involve the water, waste management and energy services sectors, and will often lead to a lasting improvement in the environment.  At the same time, we have been able over the past several years to successfully realize our strategy for reducing net debt, despite this willingness to partner with clients for all of their financing needs.

Continuous research efforts

Our activities require substantial technical knowledge. The mastery of water production and treatment, along with the mastery of waste treatment and the development of increasingly efficient energy management, all require specialized teams whose skills are constantly expanding.  We have implemented a research program for all of our activities pursuant to which high-level researchers are currently preparing for our company’s future.  These researchers are in direct contact with our operating teams so that clients can benefit from the latest technological developments.

Strong presence of operating teams on the ground

In addition to tailoring our contract provisions to the specific needs of each client, we also tailor our services to each client on an ongoing basis.  Through call centers, our operating teams are quickly informed of any required responses.

In crisis situations, our operating teams have consistently shown their professionalism, commitment and solidarity, whether it be during the floods in Prague in 2003 or during the aftermath of the tsunami that struck southeast Asia on December 26, 2004.

Back to Contents

In an original way then, we combine the advantages of being a world leader with the ability to develop a local foothold for each of our operations.

Targeted international development

The needs of our planet in matters relating to the environment are significant.  Numerous countries suffer from poor water quality, uncontrolled pollution, inefficient energy consumption and poor traffic conditions; accordingly, the need for skills in these sectors is significant.  The opening of countries in Eastern Europe has amply demonstrated this. The opportunities for long-term growth in our business are therefore extensive.

Within this context, our strategy is to actively, yet carefully, develop our activities internationally.  We currently conduct nearly half of our activity outside of France. Considering the growing needs in the area of environmental services, we are in a position to pursue international growth selectively, by focusing on areas of strong economic development and countries where acceptance of our business model and the ability to fulfill long-term contractual commitments is most pronounced.

While pursuing growth in France and in Western Europe, we also seek to develop our business:

•

in the countries of Central and Eastern Europe, which are new entrants into the European Union;

•

in certain targeted Asian countries, in particular China, where there is a significant need for services related to urban growth and compliance with environmental standards; and

•

in large markets still mostly closed to management by environmental services companies like ours, such as the United States or Japan, whose medium-term potential is still important.

In 2000, we also created Proactiva, a subsidiary held jointly with FCC, in order to coordinate the development of our and FCC’s water and waste management activities in Latin America and the Caribbean.

Our solid international presence accordingly allows us to partner with our industrial clients around the world, while providing uniform quality service.

Development in the industrial sector

We have developed recognized expertise in the industrial sector, and are capable of offering our industrial clients on five continents the entire range of our environmental services in the areas of water, waste management, energy services and transport.  The complementarity of our various services, a strong attribute, allows us to satisfy all of our industrial clients’ environmental needs.  Our three key strengths with respect to our industrial client service offerings are:

•

our ability to furnish the entire range of energy services necessary for the functioning of industrial processes, in particular energy fluids (steam, water, compressed air, etc.);

•

our ability to control the environmental impact of liquid, solid and gaseous waste;

•

our ability to accompany industrial clients around the world, thanks to our presence in nearly 80 countries and our experience in performing multiservice contracts.

We currently view ourselves as the natural choice as privileged partner of industrial clients for all of their environmental service needs.  Joining with industrial clients in their development, offering them innovative outsourcing solutions and building mutually beneficial and environmentally sound partnerships are at the heart of our ambitions for the future.

Rigorous management adapted to business needs so as to protect shareholder interests

A constant effort to improve the return on capital employed is a key factor in ensuring the sustainability of our development strategy, as well as the promotion of shareholder interests.

Structurally, our activities allow results and cash flows to be estimated with some accuracy. We may therefore enter into contracts that call for us to finance certain investments. However, our operating and financial teams undertake new projects selectively, after having analyzed all of the risks involved. Further, these teams attempt to use debt leverage effectively in order to optimize the return on capital employed in the interest of shareholders.

The favoring of organic growth, the frequent search for financial partners to help finance new developments and our strong market position all help to contribute to realization of these objectives.

Back to Contents

Focus on sustainable development

Sustainable development is part of the very nature of our activities.  It is for this reason that we have made it a part of our development strategy.  We partner with clients on a long-term basis in order to satisfy fundamental population needs, through an offering that seeks balanced development over the long-term.

We have also attempted to impose this culture of responsibility and solidarity on our corporate management structure, by favoring internal mobility, enrichment of skills and recognition of professional accomplishments.

The constant pursuit of these values means that we are currently well-positioned to respond to the needs and expectations engendered by the strengthening of environmental and health standards, as well as the increased sensitivity of the public, elected officials and industrial companies to environmental issues.

Our Strategy by Division

Water

Through our specialized subsidiary Veolia Water, we seek to continue to develop our water services throughout the world.  While doing so, we strive to ensure the safety of drinking water, the conservation of natural resources and the protection of the environment.

The market for water services has the potential to grow worldwide, supported by four factors in particular:

•

population growth and higher urban density,

•

the strengthening of environmental and sanitary norms and regulations,

•

the growing acceptance of private sector operators as an alternative to public management, and

•

the attempt by industrial clients to refocus on their core businesses.

Given this growth potential, we will selectively pursue our development in the water sector in order to optimize our use of resources, our operating costs and our profitability. Further, Veolia Water’s technical expertise, research and development efforts and mobilization of local teams on the ground, combined with the restructuring it recently conducted to focus on its core activities, should all help enable it to take advantage of this favorable market environment.

The success of Veolia Water’s new commercial offers in France during 2004 (analysis of the softness of bathing water, new methods for recovering sludge and non-collective wastewater treatment, etc.) also demonstrates Veolia Water’s ability to expand the scope of its services within the water sector.  Continued development, together with the maturing of larger contracts and gains in productivity resulting from efficiency programs launched in 2003 (relating to purchases, information systems and sharing of best practices) should help support an improvement in the water division’s operating income for 2005 and beyond.

Waste Management

Through our specialized subsidiary Onyx, we seek to pursue our development as one of the world leaders in the waste management sector.  As is the case with our other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries.  As a result, capable experts who can provide services under cost-effective conditions and in accordance with environmental regulations are becoming more highly sought after.

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, we have the following priorities for our waste management division:

•

developing its waste treatment capabilities and widening its technological lead in waste treatment and recovery;

•

strengthening the offering to industrial clients by capitalizing on its mastery of the entire waste management chain, while seeking to generate synergies with our other operating divisions;

•

increasing the profitability of its activities by renegotiating tariffs, maximizing productivity and reducing structural costs; and

•

ensuring that all of its activities contribute to the development of high value-added services.

Back to Contents

Energy Services

Through our specialized subsidiary Dalkia, we seek to become the uncontested European leader in the energy services sector.  In 2000, we entered into a strategic partnership in the energy services sector with EDF, a European leader in the production, distribution and sale of electricity, in order to be able to offer clients comprehensive energy services at the best possible price.

The opportunities in the sector are significant, due in particular to the opening of energy markets in Europe and the rapid development of countries in Central and Eastern Europe.

Our strategic priorities are focused in four main areas:

•

deploying our service offerings in the deregulated energy markets of Europe;

•

developing our activities in the area of large heating networks, particularly in France and the rest of Europe, as we have done so successfully over the past few years in Poland and the Czech Republic;

•

developing our service offerings to industrial clients through the use of innovative technical solutions, often bringing together several of our skills in connection with an integrated service offering; and

•

promoting our integrated outsourcing services to public clients as we have done in the commercial and industrial sectors, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Finally, we are also developing energy services in areas outside of Europe, notably in Latin America, Asia and the United States, which offer long-term opportunities for growth.

Transportation

Through our specialized subsidiary Connex, we seek to be the leading European private operator of public transportation services in Europe.

Between 2000 and 2020, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transport needs are expected to increase by 50% (source: International Association of Public Transport).  These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a foremost concern for the local authorities and inhabitants of large cities.  Accordingly, such changes should help to support Connex’s future development strategy.

Our challenge in the transportation market is to carefully control our development, by anticipating risks and identifying the priority areas for growth. We have therefore chosen to consolidate our presence in France and the rest of Europe, by profiting from the opening of various European markets to regulated competition.

In Europe, the markets in Germany, Spain, Italy and Central Europe in the area of railway transport in particular appear promising, while France appears a promising market as well in the longer term.  North America and Australia are also priority areas for growth, and we are carefully considering the market potential in China and Latin America, due to the opportunities they may present for the transportation division.  Finally, we should be able to expand our rail freight transport activities in the wake of European Union legislation that has authorized the opening of such markets.

Our Services

Our company is a unique actor in the field of services related to the environment, offering a comprehensive array of services.  We have the expertise, for example, to supply treated water and to recycle wastewater at a customer’s facility, to collect, treat and recover waste generated in the facility, and to supply heating and cooling services and optimize industrial processes used in such facility, all in an integrated service package designed to address the customer’s unique circumstances.

Our operations are conducted primarily through four divisions, each of which specializes in a single business: Veolia Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation). Through these divisions, we currently provide water to approximately 100 million people, treat more than 51.7 million tons of waste, satisfy the energy requirements of hundreds of thousands of buildings for our industrial, municipal and individual customers and transport nearly 2 billion passengers per year.  We strive to offer services to clients that span across our four divisions, which are either packaged in the form of a single multiservices contract, or negotiated separately in the form of several contracts.

Back to Contents

The following table breaks down our consolidated revenue for 2004 by geographic market and division, after elimination of all inter-company transactions.

(in millions of euro)*	Water	Waste	Energy Services	Transport	Total
Europe	8,086.3	4,368.8	4,951.1	3,064.6	20,470.7
of which: France	6,095.5	2,802.4	3,074.7	1,466.5	13,439.1
Other Europe	1,990.8	1,566.4	1,876.4	1,598.1	7,031.6
Americas	568.1	1,325.6	47.9	276.7	2,218.2
Rest of the World	1,150.4	525.6	36.5	271.7	1,984.4
of which: Africa-Middle East	712.8	78.1	21.1	12.5	824.5
Asia-Pacific	437.7	447.5	15.4	259.2	1,159.9
Total	9,804.8	6,220.0	5,035.5	3,613.0	24,673.3

_____________

*

On December 31, 2004, Veolia Environnement applied the provisions of Article 23100 of French CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement.  These businesses are excluded from the new scope of consolidation and therefore no longer contribute to consolidated revenues for the fiscal year in which they were sold.  For the 2004 fiscal year, these businesses included FCC, Culligan and USFilter Corporation’s equipment and short-term services businesses.

The dates set forth below relating to new contracts we have won or renewed correspond to the date of announcement or signing of such contracts, or to the date of our commencement of operations under such contracts, depending on the circumstances.

Water

Through our water division, Veolia Water, the lead company of which is Compagnie Générale des Eaux, we are the world’s leading provider of water and wastewater services for public authorities and industrial companies.  Further, Veolia Water is the world leader in the design of technological solutions and the construction of structures necessary to perform such services. With approximately 67,800 employees around the world (as of December 31, 2004, and including Proactiva’s 1,633 employees who are active in water activities), Veolia Water serves more than 100 million people around the world and operates more than 5,000 contracts.  Veolia Water has a permanent presence in more than 60 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium and the Netherlands. It is pursuing targeted growth in Eastern Europe, where it has enjoyed commercial success in recent years, in particular in the Czech Republic and Romania.  Asia (China, South Korea and Japan) also remains a long-term target for development following the win of significant contracts in the region during the past two years.

With a portfolio of more than 600 patents and a network of research centers in France and abroad employing more than 300 engineers, Veolia Water has mastered numerous technologies and tools within the water sector.  As a result, Veolia Water is able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and resource preservation.  Combined with an extensive geographical presence and more than 150 years of experience in the provision of services to public authorities and industrial clients, Veolia Water’s technical aptitude provides it with a unique advantage in the water services market, which is growing increasingly competitive.

Increased demand within the water services market has been driven substantially by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization or industrial clients.  New solutions, such as desalination or re-use of treated water, may also be called for depending on an individual client’s circumstances.

Back to Contents

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of our water operations in each of the last three fiscal years, after elimination of all inter-company transactions.

(in millions of euro)*	2004**	2003 (pro forma)***	2003	2002

Revenue	9,805	9,585	11,340	13,294
————
EBIT	831	743	784	1,024
————

*

Includes Veolia Environnement’s share in the results of the water activities of Proactiva, Veolia Environnement’s joint venture with FCC. Results of the water activities of Proactiva were 100% consolidated in 2002, 2003 and the first half of 2004, and then 50% consolidated in the second half of 2004 following the sale of Veolia Environnement’s interest in FCC. For purposes of the 2003 “pro forma” figures, results of the water activities of Proactiva were 50% consolidated.

**

On December 31, 2004, Veolia Environnement applied the provisions of Article 23100 of French CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement.  These businesses are excluded from the new scope of consolidation and therefore no longer contribute to consolidated revenues or EBIT for the fiscal year in which they were sold.  For the 2004 fiscal year, these businesses included, in the water division, Culligan and USFilter Corporation’s equipment and short-term services businesses.

***

Pro forma figures exclude the results of North American assets sold in 2003 and 2004 (i.e. Surface Preparation, Everpure, Culligan and USFilter’s short-term equipment and short-term services activities) and FCC (leading Proactiva to be proportionally consolidated at 50%, in lieu of full consolidation).

Overview of Veolia Water

Veolia Water manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence.  Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances.  These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others (discussed further under “—Contracts” below). They are generally contracts that involve the operation, design or construction of installations, with the public authority remaining the owner of assets (except in the United Kingdom and Chile) and the head of water policy.  Further, recent legislative changes will allow us to integrate more elaborate mechanisms into our contracts to address increases in value produced under the contract and the division thereof (e.g., productivity gains, improvement in the level of services, etc.), which will directly benefit the consumer as the end user of services.  Veolia Water is often asked by public authorities to manage relations with consumers, and has developed specific services and information systems in order to do so.

In certain countries where public authorities wish to either implement new water and wastewater treatment systems or improve the functioning of existing ones, Veolia Water also offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis.

Veolia Water’s outsourcing contracts with industrial and commercial customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.  Relying on technologies designed and developed by Veolia Water Systems/OTV (a subsidiary specializing in technological solutions) in responding to the particular needs of the industrial market, Veolia Water not only designs and completes customized projects for industrial clients but offers them standardized solution kits as well. A large range of associated services, such as after-sale service, operational assistance, expert consultation and training, may also complement Veolia Water’s offerings.

Service Contracts for Public Authority and Industrial Clients

The main focus of our water business is on water and wastewater management services for public authorities and industrial clients.  Veolia Water provides integrated services that cover the entire water cycle, from collection from natural sources, treatment, storage and distribution of water, to collection, decontamination of wastewater and return to natural resources. Veolia Water’s activities include the design, construction, management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Water also provides services to end users relating to water and wastewater treatment.

Back to Contents

Veolia Water and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts adapted to local environments. Currently, Veolia Water and its subsidiaries are attempting to capitalize on the worldwide trend towards delegated management of municipal drinking water and wastewater treatment services.

In France, Veolia Water operates in over 8,000 municipalities under the name Générale des Eaux, supplying water to more than 26 million people and treating wastewater generated by more than 17 million people.

Générale des Eaux continues to develop its service offerings for industrial clients through its regional organization, and has accordingly developed a presence in the United Kingdom, Germany and the Czech Republic, as well as a presence in Asia and South Korea in particular.  Veolia Water also contributes within VE Industries to the development of common service offerings of the Group, in particular in Europe (as discussed further below under “—Development of Synergies: Multiservice Contracts to Benefit Industrial and Commercial Clients”).

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Systems, Veolia Water is one of the world’s leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial clients. Veolia Water treats groundwater, surface water, brackish or sea water, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Water develops a complete range of differentiated solutions for the purification of water or the reduction or elimination of impurities in effluents.  Veolia Water’s recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

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

Description of Activities in 2004

Veolia Water achieved solid revenue growth during 2004, within a context in which weather conditions returned to normal in Europe.  It achieved this growth despite the reduction in revenues resulting from the restructuring of its activities in the United States (sale of equipment and short-term services businesses, commercial services and services to individuals).

Business was helped by a high level of contract renewal in France, sustained internal growth outside of France and new large projects in Asia. In 2004, Veolia Water won and/or renewed contracts representing expected total cumulative revenues of approximately 3.7 billion euros.

In France, public authorities continued the trend seen over the past few years of outsourcing the management of public services to private operators.  Accordingly, the award of new outsourcing contracts to Veolia Water and amendments to existing contracts so as to enlarge the scope of services provided thereunder managed to compensate for any loss of revenue that occurred due to public authorities’ deciding not to renew contracts in favor of direct management.  In addition to the new contracts it won in 2004, Veolia Water renewed more of its contracts due to expire in 2004 than it did in 2003 (based on 2004 revenues), demonstrating the confidence of public authorities in Veolia Water’s services.

Contracts renewed in 2004 represent expected total cumulative revenues of more than 730 million euros. Among the most important contracts renewed were those involving the cities of Rennes and Chartres (France). At the same time, Veolia Water lost 39 contracts (compared to 53 in 2003), representing approximately 0.15% of annual revenues from delegated public service management contracts in France.

In the rest of Europe, growth was strong generally but especially so in Germany, where at the end of 2004 Veolia Water acquired the water services company Stadtwerke in Braunschweig (Lower Saxony), and otherwise pursued its development on behalf of public authorities and industrial clients (either individually or through multiservices contracts signed with VE Industries).  In the Czech Republic, Veolia Water signed a water management with Compagnie des Eaux de Kladno-Melnik (Central Bohemia), as well as a contract with a public

Back to Contents

water company in eastern Moravia involving the production and distribution of drinking water and the collection and treatment of wastewater.

In the United States, Veolia Water renewed approximately ten municipal contracts.  It also won a contract that involves management of wastewater services for the islands of St. Thomas and St. Croix, and a significant extension of its contract with the city of Richmond in California.

In China, public authorities continued to award the Group delegated management contracts to improve and operate their sites.  The most important contracts involved the cities of Hohhot, ZunYi and Weinan.

Finally, Veolia Water Systems’ design and construction activity for new installations made significant progress during 2004, notably in France, the Netherlands and Russia.  Further, in the area of construction and rehabilitation of urban and industrial networks, Veolia Water Systems enjoyed strong development, in particular in Romania and Hungary.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
City of Rennes	January	Renewal	10 years	150 million	Production and distribution of water.
City of Chartres	September	Renewal	10 years	85 million	Production and distribution of water and management of wastewater treatment services.
SIAEP Tremblaye Claye Souilly	June	Renewal	12 years	47 million	Management of drinking water services.
Europe (outside France)
Public Authorities
V.A.K. Zlin (Czech Republic)	June	New	30 years	360 million	Production and distribution of drinking water, customer relations and wastewater collection and treatment on behalf of V.A.K. Zlin, the public water authority for the eastern part of Moravia.
Compagnie des Eaux de Kladno-Melnik (Czech Republic)	November	New	20 years	600 million	Production and distribution of drinking water, customer relations and wastewater collection and treatment.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Asia
Public Authorities
City of ZunYi (China)	May	New	35 years	210 million	Rehabilitation of ZunYi’s two drinking water plants (600,000 inhabitants), in the province of Guizhou.
City of Hohhot (China)	October	New	30 years	600 million	Rehabilitation and operation of a drinking water production site, including a treatment plant and a well field.
City of Weinan (China)	October	New	22 years	190 million	Rehabilitation and operation of a drinking water production site.
North America
Public Authorities
Government of the U.S. Virgin Islands	March	New	20 years	81 million	Management of wastewater services for the islands of St. Thomas and St. Croix.
City of Richmond (California)	October	New	18 years	50 million	Operation and reinforcement of wastewater networks.

Acquisitions and Divestitures in 2004

In 2004, we completed implementation of our policy adopted in 2000 to refocus our operations on our core water businesses. In the United States, we completed the sale of our Culligan business to the private equity firm Clayton Dubilier & Rice for total consideration of US$612 million in cash, as well as the sale of USFilter Corporation’s equipment and short-term services businesses to Siemens for US$1,015 million, before price adjustments. Veolia Water’s divestments worldwide generated proceeds of €1.6 billion in 2004 (€1.3 billion in the U.S.).

In addition, Veolia Water integrated 33 companies into its group in 2004, of which 9 companies were located in France and 24 companies outside of France.  Veolia Water also divested 33 companies in 2004, in addition to the divestitures previously mentioned (71 companies in the U.S.).

At the end of 2004, Veolia Water Systems finalized the acquisition of two companies, Wabag (now known as Krüger Wabag) and Elga Berkefeld, which provide technological water treatment solutions in Germany.

As of December 31, 2004, Veolia Water’s group included 524 companies (compared to 595 in 2003), of which 452 companies were fully consolidated, 65 companies were proportionally consolidated and 7 companies were accounted for under the equity method.

Back to Contents

Waste Management

Through our waste management subsidiary, Onyx, we are the second largest operator in the world (in terms of revenue) in the area of waste collection, recycling and treatment.  Onyx is the only company that handles waste in all its forms and at all stages of activity.  For example, Onyx manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authority and industrial clients.

With approximately 78,700 employees around the world (as of December 31, 2004, and including Proactiva’s 6,993 employees who are active in waste management activities), Onyx operates in 34 countries.  Onyx has partnered with more than 348,000 industrial and commercial clients1 and serves nearly 50 million inhabitants on behalf of public authorities.

During 2004, Onyx collected more than 32 million tons of waste and treated more than 51 million tons of waste (of which 48.4 million tons were non-hazardous household and industrial waste and 3.3 million tons were hazardous waste). As of December 31, 2004, Onyx managed approximately 630 waste treatment units.

The duration of Onyx’s waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from 1 to 5 years, while treatment contracts can range from 1 year (for services provided on sites belonging to Onyx) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of our waste management operations in each of the last three fiscal years, after elimination of all inter-company transactions.

(in millions of euro)*	2004	2003 (pro forma)**	2003	2002

Revenue	6,220	5,909	5,971	6,139
————
EBIT	457	383	380	385
————

*

Includes Veolia Environnement’s share in the results of the waste management activities of Proactiva, Veolia Environnement’s joint venture with FCC. Results of the water activities of Proactiva were 100% consolidated in 2002, 2003 and the first half of 2004, and then 50% consolidated in the second half of 2004 following the sale of Veolia Environnement’s interest in FCC. For purposes of the 2003 “pro forma” figures, results of the waste management activities of Proactiva were 50% consolidated.

**

Results of the waste management activities of Proactiva have been 50% consolidated for purposes of the 2003 “pro forma” figures, to reflect the sale of FCC during 2004 (leading Proactiva to be proportionally consolidated at 50%, in lieu of full consolidation). Actual 2003 figures reflect 100% consolidation of the waste management activities of Proactiva.

Overview of Waste Management

Onyx furnishes waste management and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

In addition, Onyx conducts basic or more complex waste treatment operations in order to reduce pollution and transform waste for the following uses:

•

Onyx sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;

•

Onyx transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;

•

Onyx returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;

•

Onyx produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

————————————

1 The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva’s activities, unless otherwise indicated.

Back to Contents

The services referred to above fall into one of three large categories of activity conducted by Onyx:

•

waste management services and logistics for local authorities and industrial companies;

•

sorting and recycling of materials; and

•

waste recovery and treatment through composting, incineration and landfilling.

Waste Management Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Onyx provides urban cleaning services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (India).  Onyx’s services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Onyx provides cleaning services to its industrial and commercial clients’ installations, including cleaning of offices and maintenance of production lines. In the commercial sector, it provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services extend to food-processing plants, heavy industry and high-tech sites, where Onyx offers specialized cleaning services (high pressure or extreme high pressure cleaning).  Onyx also offers cryogenic cleaning, and reservoir cleaning at refineries and petro-chemical sites in particular.  Finally, Onyx has developed emergency services to treat site contamination upon the occurrence of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Onyx provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.  Onyx can also provide services following accidents and other incidents involving liquid waste.

Onyx has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services.  Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Onyx’s subsidiaries that is specialized in the management of hazardous waste.

Treatment of Polluted Soil

Land redevelopment and the expansion of residential or commercial areas may occur in areas where the soil has been polluted through prior use. Onyx has specific techniques for treating each site, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning up accidental spills and restoring active industrial sites to be in compliance with applicable environmental regulations.

Collection

In 2004, Onyx collected approximately 32.8 million tons of waste on behalf of individuals, local authorities and commercial and industrial sites.  More than 50 million people around the world benefited from Onyx’s waste collection services in 2004.

Onyx collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste.  It maintains the cleanliness of green spaces and carries away “green” waste, such as dead leaves and grasses.

Onyx also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms).  In 2004, Onyx collected approximately 1.7 million tons of hazardous waste.

Onyx offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

Back to Contents

Transfer and Grouping of Waste

When waste is of the same type, it is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or landfills designed to receive inert hazardous waste.

Sorting and Recycling of Materials

Onyx treats waste with a view towards reintroducing such waste into the industrial production cycle.  Onyx’s recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. As the use of separate containers has become more widespread, selective collection services have become well developed.

Onyx received approximately 7 million tons of solid waste at its 219 sorting and recycling units in 2004, of which 4.8 million tons were recovered, including 2 million tons of paper.  Onyx also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps.  Onyx works in partnership with upstream industrial customers and with our company’s CREED research center in order to develop new recycling activities.  Onyx sells or distributes recycled material to intermediaries or directly to industrial and commercial clients.

Onyx designs and develops recycling systems that enable its industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, thereby reducing waste management costs.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

In 2004, Onyx treated nearly 52 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Onyx and Veolia Water work together to recover sludge from wastewater treatment plants.  In 2004, Onyx recovered almost 1.8 million tons of waste at its 97 composting units. 198,000 tons of urban and industrial sludge were reintegrated by Onyx into the agricultural cycle through manure spreading.

Onyx’s “Biodiv” service includes an adapted container offer for the frequent collection and nearby composting treatment of organic waste produced by industrial companies, while guaranteeing the complete traceability of waste from its collection to its recovery in the form of high quality compost.

Waste-to-Energy and Incineration

Onyx treats approximately 9 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 65 waste-to-energy recovery and incineration plants.  Energy is generated from the heat created by incinerating waste at these plants.  Onyx uses this energy to supply district thermal networks or for sales to electricity providers. Waste-to-energy recovery is often the favored treatment solution in areas of high population density where there is insufficient space to construct landfills.

Landfilling and Energy Recovery from Waste

In 2004, Onyx treated approximately 30.3 million tons of non-hazardous waste in 147 landfills.  Onyx has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants.  Onyx currently has 118 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 48 landfills have recovery systems to transform biogas emissions into alternative energies.

Treatment of Hazardous Waste

In 2004, Onyx treated 3.3 million tons of hazardous waste, of which 901,000 tons were incinerated in 18 incineration units for specialized industrial waste, 696,000 tons were landfilled in 8 class 1 landfills and 1.5 million tons were treated in 46 units by physico-chemical or stabilization methods.  The remaining 273,000 tons were treated in 28 specialized recycling centers.

Back to Contents

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and Onyx Environmental Services (in the United States), Onyx has a worldwide network of experts enabling it to become one of today’s world leaders in treating, recycling and recovering hazardous waste.

Description of Activities in 2004

Among the commercial developments marking the year 2004 were the following:

•

In France, Onyx inaugurated a new waste landfill at Espira-de-l’Agly in the eastern Pyrenees.  During the past 18 months, Onyx has created 14 million cubic meters of landfilling capacity for household and related waste in France.  Further, Onyx unveiled “DIGITALE” in June, a new generation sorting facility located in Rilleux-la-Pape (northern Lyon).  Highly automated and mechanized, this facility will allow 30,000 tons of selected waste to be treated per year.

•

In the United States, Onyx North America began operating under a contract that involves the collection, management, transfer and treatment of household and commercial waste in Pontiac, Michigan over a period of 20 years.  In addition, Onyx North America signed a 3-year contract (renewable for 2 years) that involves the maintenance and cleaning of ten chemical and refining sites of British Petroleum (BP) located in eight different U.S. states. This contract was awarded just a few months after the win of a similar contract with BP in Germany, and the signing of a contract for industrial cleaning in the United Kingdom.

•

Onyx negotiated a 10-year extension of a contract for the operation, maintenance and management of a waste-to-energy recovery facility in Miami-Dade County (United States), currently the largest incineration facility with energy recovery capability in the world.  Onyx also negotiated a 5-year extension of an integrated waste management contract with the city of Sheffield in the United Kingdom.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
Espira-de-l’Agly	June	Commencement of activities	23 years	168 million	Commencement in June 2004 of activities at a new class 2 landfilling facility in Espira-de-l’Agly, near Perpignan (100,000 tons per year).
Chatuzange Le Goubet	March	Expansion of activities and extension of contract term	17 years	204 million	Operation of a class 2 landfilling facility in Chatuzange Le Goubet (200,000–220,000 tons per year).
SYCTOM of Paris and its suburbs	July	New	5 years	21 million	Operation on behalf of the SYCTOM of Paris and its suburbs (89 districts, 5.5 million inhabitants) of a

Back to Contents

Public Authority or Company and Location thereof	Month of Signature ofContract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
new sorting center for selective waste situated in Nanterre, Hauts-de-Seine(28,000 tons in 2004).
Dunkerque (North)	July	New	11 years	50 million	Operation of an energy recovery plant in Dunkerque, which is currently being constructed (launch expected in 2007).
Sivom de la Rive Droite	September	Renewal	5 years (plus a 2 -year extension option)	25 million	Waste collection in Bordeaux (involving 11 areas surrounding Bordeaux).
La Rochelle	October	Renewal	8 years	32 million	Operation of an energy recovery unit with a capacity of 63 kt/year.
Companies
Plateforme du Batiment	September	Extension	3 years	18 million	Installation of “in situ” disposal bins for collecting the hazardous and non-hazardous industrial waste of 22 stores.
Europe (outside France)
Public Authorities
City of Sheffield (United Kingdom)	October	Extension	5 years	525 million	Integrated waste management; collection, recycling and operation of existing energy recovery units, as well as construction of a new energy recovery unit.
Companies
BP (Germany)	February and August	New	5 years	46 million	Contracts involving industrial maintenance and very high) pressurized waste services and management, at sites in Cologne and Gelsenkirchen.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature ofContract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
North America
Public Authorities
City of Pontiac (United States)	June	New	20 years	185 million	Collection and management of waste in voluntary drop-off centers, transfer and treatment of household and commercial waste in the city of Pontiac, Michigan.
Miami-Dade County (United States)	August	Renewal	10 years (plus four 5-year renewal options)	1,085 million	Operation of a waste-to-energy recovery plant (3,000 tons per day).
Companies
Intel (United States, Ireland, Israel and China)	September	Renewal	5 years	50 million total (of which 37 million will come from the U.S.)	Worldwide waste management contract, approximately 75% of which will involve activities in the U.S.
Pfizer	December	New + Renewal	3 years	66 million	Multi-site waste management contract (involving Connecticut, Michigan, Pennsylvania and Puerto Rico).
BP (United States)	July	New	3 years	33 million	Maintenance and cleaning of ten chemical and refining sites of British Petroleum (BP) located in eight different U.S. states.
Asia
Public Authorities
Sydney (Australia)	February	New	5 years (plus a 2-year renewal option)	11 million	Collection and recycling of household waste.

Back to Contents

Acquisitions and Divestitures in 2004

In 2004, changes in Onyx’s group of companies (acquisitions and divestitures) were limited in number and impact, having no material effect on Onyx’s consolidation scope. In total, net changes in the scope of consolidation accounted for less than 0.2% of Onyx’s consolidated revenues.

Energy Services

Dalkia, our energy services division, is the leading European provider of energy services to companies and municipalities.  Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It seeks to profit from opportunities relating to the opening of gas and electricity markets in Europe, as well as from the increased preoccupation with sustainable development. Dalkia becomes a partner to its clients, helping them to optimize their energy purchases, improve the energy efficiency of their installations (both in terms of cost and atmospheric emissions) and profit from the trade in carbon dioxide emission licenses. With approximately 43,300 employees around the world (as of December 31, 2004), Dalkia has a permanent presence in nearly 38 countries, located principally in France and the rest of Europe.

Dalkia is partly owned by Electricité de France (EDF), which holds 34% of its share capital and with which Dalkia is developing joint international offerings for international customers and eligible clients in France (i.e., those that have the right to choose their electricity supplier freely, which currently includes all clients other than individual households). Dalkia’s French operations are conducted through Dalkia France, a wholly-owned subsidiary of Dalkia.  Outside France, Dalkia conducts its activities through Dalkia International, in which it holds a 76% interest and EDF holds the remaining 24%.

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of our energy services operations in each of the last three fiscal years, after elimination of all inter-company transactions.

(in millions of euro)	2004	2003	2002

Revenue	5,036	4,654	4,571
————
EBIT*	296	274	244
————

*

EBIT represents operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs, which corresponds to “operating income” as defined by French CRC Regulation 99-02.

Overview of Energy Services

Dalkia’s activity focuses on optimal energy management.  Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads.

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

When possible, Dalkia offers its clients solutions utilizing renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects.  A combination of energy sources may also be selected so as to take advantage of the complementarity of each source.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large “district” heating and cooling networks.  Dalkia currently manages 620 district heating and cooling networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states.  Dalkia does not ordinarily own the networks it operates.  Rather, in most cases, public authorities own the networks and delegate to Dalkia.

Back to Contents

the responsibility of managing, maintaining and repairing them.  The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide variety of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency.  Dalkia provides public, industrial and commercial customers with integrated energy services, which include installation design, construction and improvement, energy supply, installation management and maintenance. Dalkia provides customers with a large range of technical services and manages approximately 80,000 energy installations throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom. It has thereby developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and servicing of equipment.  Industrial utilities services generated 27.5% of Dalkia’s revenue in 2004.

In addition, Dalkia continues to pursue activities in a number of promising sectors, such as the maintenance of “white rooms” by Dalkia Technologies, a subsidiary of Dalkia.  It specializes in the design and operation of controlled atmosphere rooms, and in electricity production through co-generation plants outside winter periods when tariffs are regulated.

Integrated Facilities Management

Facilities management contracts integrate a range of services, from thermal, electrical and mechanical equipment maintenance to logistics, into one global service.  As a result, the client can meet its need for different services through one company.  Dalkia provides facilities management services for its industrial or commercial customers (such as Coeur Défense or Canal+) at industrial, commercial, corporate office or health establishment sites.

Street Lighting Services

Citélum, a subsidiary of Dalkia, has acquired a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures.  In France, Citélum operates and maintains the lighting for the Paris beltway.  Citélum also manages lighting and urban traffic for the city of Puebla in Mexico.  During 2004 (“The year of China in France”), Citélum provided lighting services for the Eiffel Tower in Paris and the Forbidden City in Beijing.

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Water, including maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2004

In 2004, Dalkia won contracts representing expected total cumulative revenues of more than 2 billion euros, among which the principal contracts are:

•

In Hungary, a contract for the construction of a new co-generation unit and provision of steam to Richter Gedeon Rt, the Hungarian leader in the pharmaceutical industry.  This contract is expected to generate total revenues of approximately 80 million euros over a 6-year period.

•

In Sweden, a contract for the technical maintenance of all buildings (stations, garages, other real estate) of Jernhusen, a company which manages the real estate of Swedish railway companies. This contract is expected to generate total revenues of approximately 25.5 million euros over a 5-year period.

In Italy, Dalkia was awarded a contract for energy and fluid management on behalf of 34 hospitals and other care facilities in Rome and its suburbs for a period of 8 years, expected to generate total revenues of approximately 430 million euros during the entire period.

Back to Contents

Dalkia renewed approximately 80% of its contracts due to expire in 2004, including a contract for the technical maintenance of infrastructure of the Stockholm metro for a period of 4 years (estimated total revenue of approximately €3.5 million), and a contract for the global maintenance of a part of SFR’s radio sites in France for a period of 3 years (estimated total revenue of approximately €30 million).  In addition, Dalkia won a 20-year contract extension for the delegated management of urban heating networks in Dubravka, a district of Bratislava in Slovakia (estimated total revenue of approximately €50 million).

Dalkia lost contracts representing approximately 1.9% of its consolidated revenues. Among those not renewed were contracts with SMI Bourgogne and Rousselot, a facilities management contract with Synthomer in the United Kingdom and a contract ending upon the closing of Zuidpolder’s building in Delft, the Netherlands.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
CHU Nancy	August	Renewal	10 years	31 million	Operation and management of thermal installations and climate engineering (P1, P2, P3) with integration of a co-generation unit (4 Mw).
City of Montluçon	October	Renewal	20 years	62 million

Delegated public service management of the heating networks of Fontbouillant, Bien Assis and Ville-Gozet in Montluçon (completion of a co-generation unit, involving renovation and return to compliance with applicable standards).

Lyon-Villeurbanne	October	Renewal	25 years	500 million	Concession of the heating and cooling networks of Lyon-Villeurbanne, third largest heating network in France.
Companies
Peugeot Citroen Automobiles SA	January (effective date)	New	10 years	46 million per year	Production and distribution of energy and fluid, electricity distribution, management of specific technical equipment and maintenance of rail links.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Europe (outside France)
Public Authorities
Stockholm (Sweden)	March	Renewal	4 years	3.5 million	Technical maintenance of the infrastructure of the Stockholm metro.
Prince Charles Hospital (United Kingdom)	January	New	25 years	20 million	Refurbishing of thermal installations at Prince Charles Hospital in Wales, including the installation of a new steam network and a new co-generation unit (500 KW).
City of Druskininkai (Lithuania)	October	New	30 years	110 million	Concession of the city’s heating network.
City of Brezno (Slovakia)	March	New	20 years	50 million	Delegated management of the city’s heating network.
Lazio Region (Italy)	October	New	8 years	430 million	Contract for energy and fluid management on behalf of 34 hospitals and other care facilities in Rome and its suburbs.
Companies
Jernhusen (Sweden)	February	New	5 years	25.5 million

Technical maintenance of all buildings (stations, garages, other real estate) of Jernhusen, a company which manages the real estate of Swedish railway companies, located on approximately 20 sites in Stockholm, Göteborg, Malmö and Orebro.

Richter Gedeon Rt (Hungary)	March	New	6 years	80 million	Construction of a new co-generation unit and provision of steam to Richter Gedeon Rt, the Hungarian leader in pharmacy services, for its Köbanya site in Budapest.
Heinz (United Kingdom)	August	New	15 years	18 million	Energy management for Heinz’s most important European canning unit located in Kitt Green, near Manchester.

Back to Contents

Acquisitions and Divestitures in 2004

In the Czech Republic, Dalkia Morava and Ekoterm combined to form Dalkia Ceska Republika in February 2004. In the United Kingdom, Dalkia created Sterience Ltd., a company specialized in the provision of decontamination and sterilization services relating to medical material.  In March, Dalkia acquired the heating and power station of Poznan (ZEP Poznan). In December, Citélum, Dalkia’s subsidiary, created its first company in China (based in Shanghai) in partnership with the Oriental Pearl Group.

In total, over the course of 2004, Dalkia created or purchased 36 companies, and sold, liquidated or merged 34 companies.  As a result, as of December 31, 2004, Dalkia held 365 consolidated companies, of which 165 were non-French.

Transportation

Through our transportation division, Connex, we are one of the world’s leading private operators of ground transportation. Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities.  Connex has been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Connex estimates that the portion of the worldwide transportation market presently open to competition stands at €50 billion, and that the portion not yet open to competition (thereby offering development potential) stands at €250 billion. The opening of transportation markets that has occurred over the past several years has been particularly pronounced in Europe, but has occurred on other continents as well.

Moreover, the worldwide trend of population movement towards urban areas increases the need for collective transportation services, thereby strengthening the market potential of areas that Connex seeks to service.

At the end of 2004, Connex had approximately 61,300 employees around the world.  It has a presence in nearly 25 countries, and conducts its activity mainly in Europe. While continuing to strengthen its position in France, Connex benefits from a strong presence outside of France as well, where it earns approximately 60% of its revenues.  In 2004, Connex pursued development in Australia and North America, as well as in Germany and certain other central European countries.  This has helped to offset the effects of the discontinuation of services in the United Kingdom, which occurred during 2004.

Connex estimates that it provided transportation to nearly 2 billion travelers in 2004, and that it managed contracts with approximately 5,000 public authorities.

The following table shows the consolidated revenue and operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) of our transportation operations in each of the last three fiscal years, after elimination of all inter-company transactions.

(in millions of euro)	2004	2003	2002

Revenue	3,613	3,673	3,422
————
EBIT*	103	93	116
————

*

EBIT represents operating income before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs, which corresponds to “operating income” as defined by French CRC Regulation 99-02.

Overview of Transportation

Connex primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities.  The public authorities with which Connex contracts generally own the heavy infrastructure Connex uses and typically establish schedules, routes and fare structures for the networks that Connex operates and manages.  Connex primarily conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements.  Each contract between a public authority and Connex outlines the relations between the two parties, including payment to Connex and the risks to be borne by each, and typically lasts for a set period.  Because the fares Connex charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Connex with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Connex is paid a flat fee for its transportation services;

Back to Contents

consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France).  Connex’s management contracts generally last from 2 to 12 years.

Connex’s activities can be broken down into four principal categories: (i) city transportation (urban, urban beltway and other supplementary transportation services), (ii) intercity and regional transportation, (iii) passenger information services, and (iv) industrial markets.

City Transportation

Connex operates a number of bus networks, suburban trains, tramways and metros and provides customized services as well.  Connex is either partially or fully responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), conducting marketing efforts and managing customer service.

In many urban areas, Connex provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority for a region.  Connex also offers special integrated transportation services within networks managed by several different operators in an urban area, including the suburbs of Paris, Rouen, Saint-Étienne, Stockholm, Sydney and Düsseldorf, among others.

Connex operates ferry-boat services to complement its bus services in various urban areas.  It does so in Toulon (France) and Göteborg (Sweden), for example.

Urban and Urban Beltway Transportation

In France, Connex operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy and Bordeaux.  Connex is also the operator of the bus networks in Nice, Toulon (where tramway infrastructure is currently being installed as well) and 40 other French cities.  Connex has a strong presence in the Ile-de-France region, where it operates numerous bus lines.  It is the main private operator in the region, operating the networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Connex operates tramways and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland) and Norrköping and Stockholm (Sweden).  Connex also operates the Stockholm metro, as well as bus lines in Scandinavia, Poland (Warsaw and numerous other cities), the Netherlands, Denmark (Copenhagen), the Czech Republic and Estonia.

Connex operates transportation services in several cities in Spain and Portugal through FCC Connex Corporación, which is jointly-owned by Connex and a subsidiary of FCC.  Formed in 2002, FCC Connex Corporación consolidates certain of Veolia Environnement’s and FCC’s transportation activities in Spain. Through this entity, Connex operates the Barcelona tramway and, as of October 15, 2004, the urban network for the city of Pampelune.

In the United States, Connex provides bus transportation services principally in the regions of Washington D.C., Baltimore and Los Angeles.  Connex and its partners in the Massachusetts Bay Commuter Railroad Company (the Bombardier group and a local partner, ACI) also launched a contract for the management of suburban trains in the Boston area on July 1, 2003.

In Canada, Connex repurchased GVI in August 2004, a company that provides transportation services in the south suburbs of Montreal.

In Australia, Connex operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney.  Since October 2004, it has also been operating bus services in Perth, Brisbane and Sydney.

In the rest of the world, Connex operates through partnership with other operators a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia) and bus lines in Israel and Lebanon. In Israel, Connex is also part of the consortium that has been awarded the concession for the future tramway of Jerusalem.

Back to Contents

Supplementary Services

Connex offers innovative transportation services in certain cities that supplement traditional transportation networks.  For example, in France Connex offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montluçon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States).  Connex also manages all of the on-demand transportation services in the Nord Brabant region of the Netherlands.

Connex manages taxi services in Baltimore, Denver and the Netherlands.  It provides transport for persons with reduced mobility in Bordeaux and other regions of France, as well as in the United States (“paratransit”) and Canada.

Intercity and Regional Transportation

Connex provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Connex is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

Further, Connex has recently developed ferry transport service in areas such as Finnmark (Norway, since 2003) and Zeeland province (Netherlands).

In France, Connex has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country.  Connex also operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities or sub-contracts with the Société Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Connex has a strong presence in Germany, Denmark, Norway, Sweden, Finland, Slovenia, Belgium, Spain, the Czech Republic and the Netherlands. Through Eurolines, a company in which Connex has a 50% interest together with Keolis, Connex provides transport by motorcoach on regular international routes throughout Europe.

Passenger Information Services

Growth in our transportation business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger usage of its networks, Connex’s efforts focus on adequately matching service offerings with demand for these services, and developing local information services relating to transportation systems for travelers.

Accordingly, Connex has developed the “Optio” system, a service that provides anyone who wants to use public transport in a region (regardless of the operator) with the information that they need.  The service involves use of a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP. The “Optio” system currently operates in the department of Oise in France.

In addition, Connex has developed “Connector Plus,” a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones.  Connex has installed the “Connector Plus” system in Stockholm and is testing it in Bordeaux.

Connex has also recently created several internet sites that allow users to find their itineraries on local transportation systems in France and Australia.

Industrial Markets

Beyond the personnel transport services provided by numerous subsidiaries in France and the rest of Europe, Connex is present in two areas of industrial activity which represent slightly more than 3% of its revenues: rail transport (freight transport and management of industrial rail junctions with related logistics) and airport services. At the beginning of 2004, Connex created a dedicated subsidiary, Connex Industries, for the purpose of grouping its European activities in these areas.  In addition, Connex created a subsidiary in the Netherlands (Connex Cargo Nederland) in order to be able to provide services to markets in North Sea ports.

Back to Contents

Rail Transport

In the area of freight transport, Connex operates a number of regional freight trains in France under sub-contract with SNCF, and offers rail transport services for long distance freight in Germany through its subsidiary Connex Cargo Logistics.  After the opening of the European rail freight market to competition, Connex obtained its operator’s license and security certificate in France in 2004.  These documents will allow Connex to market itself directly to international clients, with services to be provided on rail freight corridors throughout Europe.

In the area of industrial rail junctions and related logistics, Connex manages junctions in France and Germany for customers in the automobile, petrochemical and refining industries with factories that are linked to a national rail network.

Airport Services

This activity covers a range of services to airlines (freight transport on the platform of Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by VE Airport, 60% of the share capital of which is owned by Connex.

Connex intends to develop its industrial market activities by relying on Veolia Environnement’s existing client network.  It will focus in particular on those industrial market activities that will help to enrich the Group’s offerings and constitute a growth area for Connex.

Description of Activities in 2004

In 2004, Connex won several contracts as it pursued its expansion, among which the principal contracts are:

•

In Australia, a renewal and extension of a contract for the operation of the entire suburban rail network of Melbourne, expected to generate total revenues of approximately 1.35 billion euros during a 5-year period.

•

In Germany, following Connex’s win in 2003 of a public tender to operate Germany’s regional Marschbahn line, Connex strengthened its competitive position vis à vis Deutsche Bahn by winning a new rail contract in the Nordharz region, expected to generate total revenues of approximately 402 million euros during a 12-year period.

•

In the United States, a “Metrolink” contract for the suburbs of Los Angeles, expected to generate total revenues of approximately 70 million euros during a 5-year period.  This marks the second contract (after Boston) that Connex has taken over from Amtrak, the prior operator.

•

In France, Connex was selected to manage the transportation network in Toulouse during 2005 (expected to generate total revenues of approximately 54 million euros during a 6-month period), which marks the largest city contract won by Connex in France since the one involving St. Etienne in 2000.  During this time, the public authority in Toulouse will be conducting a bidding process for a 6-year contract to manage the transportation network, in which Connex intends to participate.

Connex renewed the majority (based on 2004 revenues) of its contracts due to expire in 2004, including in those in Nice, Toulon, St. Etienne and Chambéry. No significant contracts were lost.

Connex’s results in Scandinavia during 2004 were disappointing, however, in particular with respect to its bus activities in Sweden and Denmark and its “Norland” railway contract.  Accordingly, Connex was forced to revise its outlook for the region, and decided to write-off €70 million of goodwill recorded in connection with its acquisition of Linjebuss in 1998.

Connex pursued growth outside of France during 2004 by developing a presence in Canada and, at the end of the year, Switzerland.

Back to Contents

Principal Contracts

The following table shows the principal contracts signed or renewed in 2004 with either public authorities or industrial or commercial companies.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Nice	June	Renewal	7 years	595 million	Operation of urban network (tram and bus) for the community of Nice Côte d’Azur.
Toulon	June	Renewal	8 years	314 million	Operation of urban network (tram and bus) for the community of Toulon Provence Méditerranée.
Saint Etienne	July	Renewal	8 years	345 million	Operation of urban network (tram and bus) for Saint Etienne.
Chambéry	December	Renewal	6 years	156 million	Operation of urban network (bus) for Chambéry Métropole.
Toulouse	December	New	6 months (firm commitment) + 4 + 2 months possible	54 million (for 6 months)	Operation of urban network (bus and metro) for the Syndicat Mixte des Transports Toulousains.
Ille et Vilaine	October	Renewal	6 ½ years	52 million	Operation of intercity lines in the department of Ille et Vilaine.
Europe (outside France)
Germany	March	New	12 years	402 million	Rail contract in the Nordharz region.
Netherlands	December	New	6 years	210 million	Operation of regional and urban bus services in the region of Apeldoorn, located in the province of Gelderland.
Finland	May	New	6 years	55 million	Management of 12 bus lines, 62 buses and 130 drivers in the city of Vantaa.
Germany	May	New	10 years	70 million	Operation of regional trains in Brandenburg.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Sweden	May	New	9 years	92 million	Operation of an urban transport network in the city of Vaxjo and an intercity network in Kronoberg county.
North America
Denver	June	New	3 years (plus a 2-year renewal option)	22 million (for 3 years)	Operation of a bus network in Denver.
Los Angeles	November	New	5 years (plus a 5-year renewal option)	70 million (for 5 years)	Metrolink: Operation of a rail network in the suburbs of Los Angeles.
Asia
Australia	February	Renewal and expansion	5 years	1.348 billion	Operation of the entire suburban rail network of Melbourne.
New Zealand	March	New	4 years	28 million	Operation of suburban trains of Auckland.

Acquisitions and Divestitures in 2004

In August 2004, Connex acquired Groupe Autobus Viens Inc., an operator of urban and school-related transportation services in the south suburbs of Montreal, Canada.  The acquisition price was 10.8 million euros.  This marks Connex’s first Canadian presence.

In August 2004, Connex purchased two bus companies: Transport Management Group in Perth and National Bus Company in Brisbane, Australia.  The two bus companies’ revenues totaled 25.9 million euros in 2003.  The acquisition price was 16.4 million euros.

In October 2004, Connex acquired Montanesa (2003 revenues: 19.6 million euros), the company holding the concession for the urban and urban beltway transport network of Pampelune.  The acquisition price was 1.8 million euros.

Connex also acquired some smaller companies in Europe (France, Poland, Slovenia and Germany) and the United States.

In total, over the course of 2004, Connex created or purchased 49 companies, merged 23 companies, sold 3 companies and liquidated 1 company.  As a result, as of December 31, 2004, Connex held 429 consolidated companies (compared to 407 in 2003).

Development of Synergies: Multiservice Contracts to Benefit Industrial and Commercial Clients

Outsourcing and Multiservices Market

We believe that our position in the environmental services market for industrial and commercial customers has allowed us to take advantage of the synergies that exist among our four divisions. The growth in this market, estimated to be greater than 10% per year, was initially driven by the development of outsourcing, as industrial companies sought to outsource certain peripheral activities to external service providers.  This

Back to Contents

outsourcing trend covers all of our businesses, including energy services, water services, waste management services and the on-site management of rail junctions.

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

Our largest multiservices contract, signed in 2003 with Peugeot Citroën Automobile, provides a good illustration of the synergies that are possible.  The subsidiary created to service this contract, Société d’Environnement et de Services de l’Est, manages all of the environmental services at Peugeot’s sites in Sochaux, Mulhouse and Vesoul, involving more than twenty different activities.  By delegating such a broad range of activities to our company, Peugeot Citroën Automobile is able to ensure the regulatory compliance of its sites, while realizing significant savings.  These savings largely result from an overhaul of the previous organization and work plan, the implementation of skill training programs, the reassumed management of activities that were previously subcontracted, and the implementation of a new energy policy.

Our Organization for the Provision of Multiservices

To develop this multiservices activity, we have established a specific organization, VE Industries (“VEI”), to coordinate our various activities.  While VEI plays a coordinating role, each of our divisions remains responsible for the ultimate performance of services falling within its expertise.

VEI prepares our bids for multiservice contracts, with a project manager from VEI appointed for each multiservices contract.  Commercial projects and bids are prepared in coordination with our divisions, and are then submitted to a commitments committee before their submission to clients.  Later, contract performance is often entrusted to an ad hoc company formed by the divisions involved in the project, in particular when we decide to utilize the personnel of one of our industrial clients. Each division participates in the share capital of such ad hoc company to the extent of its provision of services under the contract, with revenues and other financial items relating to the income statement and balance sheet of such ad hoc company being consolidated in each division’s financial statements to the extent of its participation. Finally, we have created a reporting body to follow the performance of these specialized companies.

Multiservices Contracts

Demand for multiservices contracts during 2004 was strongest outside of France, in particular in Germany and the United Kingdom.  Therefore, in addition to the multiservices contracts entered into in 2003, notably with Alstom, Peugeot Citroën Automobile and Arcelor, we entered into the following multiservices contracts in 2004:

Company	Location	Month of Signature of Contract	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
VISTEON Deutschland GmbH	Düren (Germany)	March	10 years	60 million

Management of energy services, industrial fluids, water cycle, industrial waste, metallic residue, industrial cleaning and chemical products at VISTEON’s production site, as well as management and maintenance of industrial and administrative buildings.

Corus Packaging Plus	Trostre (United Kingdom)	October	10 years	78 million	Management and optimization of Corus’ existing effluent treatment plant; construction, operation and maintenance of a new boiler facility; provision of on-site waste management services.

Back to Contents

Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges arising from regulatory changes, as well as the presence of experienced competitors.  Competition in each of the markets we serve occurs primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for governmental authorities or non-outsourced divisions of industrial or commercial enterprises.  In each of the markets in which we operate, our competitive strengths are our high level of technological and technical expertise, our financial position, our geographical reach and our experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

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

With regard to the provision of environmental services to public authorities, there has been a tendency over the last few years to return the provision of such services to local government control, which has reduced the number of delegated management contracts available in the market.  Nevertheless, this tendency has remained fairly limited.

New actors from the public works and building sectors may begin to offer services in the market following completion of large and/or extensive investments.  The emergence of such new actors is a natural outgrowth of a market in which ownership of infrastructure constructed to support the provision of comprehensive environmental services often reverts back to the client at the end of a contract’s term.  For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a true competitive presence in the market.

Water

Through Veolia Water, our principal competitors in the water sector are Suez (through its subsidiary Ondeo) and RWE (through its U.K. subsidiary Thames Water and its American subsidiary American Water Works).  In addition, General Electric has recently entered the market for services to industrial companies as it consolidates all of its acquisitions in the water services sector into a single business unit.

At both the national and regional level, we have a number of local competitors, particularly in the building and public works sectors.  Examples of such competitors include Saur in France and FCC and Agbar in Spain. In the United States, competitors include American Water (a subsidiary of RWE) and United Water (a subsidiary of Suez).  In Asia, various conglomerates (Marubeni, Mitsui, Kerry Utilities, Cheung Kong Infrastructure) have attempted to form partnerships in order to conduct water activities. Further, we face competition from newly emerging competitors, and from public establishments and local mixed public-private companies.

Waste Management

Through Onyx, our principal competitors in the waste management sector are either solely regional, or they cover only one part of the sector in which Onyx operates.

In Europe, where Onyx conducts the majority of its waste management activities, the principal competitor is Suez, acting through its subsidiary SITA.

Onyx has taken significant steps toward consolidating its market position in North America, where its principal competitor is Waste Management.

In Latin America, Onyx’s operations are concentrated in Brazil and Mexico, where it primarily competes with Suez and a variety of local companies.

In the Asia/Pacific region, Onyx’s main competitors are Cleanaway and Suez (acting through SITA), as well as various local companies.

Back to Contents

Energy Services

The energy services market has many actors and we, through our subsidiary Dalkia, therefore face very dispersed competition. We believe that the only three companies with a strong international presence and a diversified and complete range of services in this market similar to our own presence and services are Suez (Elyo), RWE and Cofatech (GDF).

Transportation

Through Connex, our principal competitors in the transportation market are large private operators, primarily French or British, and public monopolies that conduct their activities in open markets.  Major competitors include Kéolis (which counts the SNCF as an industrial partner and shareholder but which also witnessed during 2004 the purchase of 53% of its share capital by 3i, an investment fund), Transdev (a subsidiary of the Caisse des Dépôts et Consignations, which has an alliance with the French metro operator, RATP), the Deutsche Bahn (the national rail operator in Germany) and the British groups Arriva, First Group, National Express (the Australian activities of which Connex acquired in 2004), Go Ahead and Stagecoach.

In North America, the transport company MV has adopted an aggressive pricing strategy that now positions it as a competitor, along with Connex’s historical competitors in the market that include Laidlaw and the subsidiaries of the British groups First Group, National Express and Stagecoach (which in 2004 significantly reduced its U.S. activities by selling a part thereof to First Group).  In the area of rail transport, Amtrak’s persistent budget difficulties could lead the way to further delegated private management.

In Asia, we anticipate that groups in China and Singapore may in the long-term become new competitors in an increasingly dynamic transportation market.

Contracts

We provide a range of services either directly to the customer making the request—for example, in connection with an outsourcing agreement we have with a public authority or industrial or commercial company—or indirectly on behalf of such customer for the benefit of a third party—for example, in connection with the delegated public service management of a drinking water production and distribution service.  The services we provide are often vast and multi-functional, requiring adequate employee infrastructure and specialized resources.  They may also require management of works or infrastructure that are technically complex—an example would be a wastewater treatment network and purification plant.  These works or infrastructure may either be provided by the client, or financed and constructed by our company itself.

Our services to the public provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport and energy services.  In numerous countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is charged not only with implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

•

The public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management), thereby limiting the number of projects granted to private operators like us, or

•

The public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the latter, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary to provide the services.  The public authority may also request that the third party finance and construct any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies or other public entities.

Based on the different ways in which public authorities choose to manage the provision of public services, we have developed various types of contracts to respond to their specific requirements.  The contracts we employ generally fall into one of two categories, depending on whether we are entrusted with total responsibility for provision of a public service and whether we have a financial and commercial relationship with end users:

•

the public authority chooses to directly manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works, to whom it pays a set price under contract.  Alternatively, the

Back to Contents

public authority may prefer a more expansive contract involving construction and management of services, which may include financing of required infrastructure.  These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts (for example, a contract for building, financing and operating a water purification plant), or from now on in France as “partnership contracts”, or

•

the public authority entrusts a company with the responsibility for the full provision of a service, with the latter assuming all or part of the operational risks.  Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for and free to implement the means necessary to provide the service, but must do so in accordance with the terms set by the public authority in respect of expected performances and prices charged to end users.  This is the logic of “delegated management,” “concession” and Build, Own, Operate contracts, under which the entity that assumes management also assumes the “risks and perils” or “risks and advantages” to the extent its compensation is substantially a function of its operating results.

The general type of contract we employ in a given instance does not in itself determine the specific operating conditions under which we provide our services.  Further, such contracts are subject to various nuances.  Under our delegated public service management contracts, for example, even though we are generally paid by the end users of the service, we sometimes receives compensation by the public authority as well. This can occur in the case of a management contract that provides for variable compensation by the public authority, based on the fulfillment of specific targets by the private operator.

The historic traditions of the various countries in which we operate tend to favor one of the above-mentioned general contract types over the other.  In France, for example, where there is a long tradition of granting concessions, delegated public service management contracts are often the preferred choice.  At the same time, France has adopted a new ordinance dated June 17, 2004 that permits the development of  “partnership contracts.” This new legal form of contract allows a public authority to entrust a private operator with full management of public services, including construction and financing.  The private operator is then compensated by the public authority following completion of various agreed upon performances.

Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation.  All such contracts have, in most cases, the common feature of being long-term agreements.

We also enter into outsourcing contracts for the management of complex services with our industrial and commercial clients, which are analogous to the contracts entered into with public authorities above.

Despite differences related to the nature of clients, the services contracted for and the nature of the legal systems in which we operate, the expectations of our clients have tended to converge towards (i) a demand for transparency during the bid process and during contract performance, (ii) formation of a real partnership in search of ways to improve productivity and performance, and (iii) a desire for clear performance targets and variable compensation depending on achievement.

We are also very attentive to contractual provisions, in particular when we must finance the investments called for under a contract. Given the complexity of management agreements and their generally longer term, we possess skills regarding contract analysis and control.  The legal departments of our divisions are involved in the preparation of contracts, and controls are imposed on the implementation of our main contracts.  Each year, our internal audit department includes a review of the contractual and financial stakes of our most significant contracts in its annual program.

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

Back to Contents

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/CE of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis, which risks may ultimately be addressed by future directives or regulations. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/CE of October 23, 2000.  Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants.

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

Waste Management

In numerous countries, waste treatment facilities are subject to laws and regulations that require us to obtain permits to operate most of our facilities from governmental authorities. The permitting process requires us to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfills must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and recovery of the site during, and up to 30 years after, its operation.  In addition, landfills must comply with a number of standards, and incineration plants are usually subject to rules that limit the emission of pollutants.  Waste may also be subject to various regulations depending upon the type of waste.  For example, sludge produced at wastewater treatment stations that will be composted must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals like cadmium, mercury or led). Further, the NFU 44-095 standard, established in 2002 and henceforth applicable in France, strictly regulates the composting of material that results from the treatment of wastewater.

In France, pursuant to the provisions of the Environment Code relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/CE of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular.  In connection with the application of this directive in France, compliance studies were submitted by waste treatment operators to the French government in June 2003, in order to help determine the measures that these waste treatment operators will have to undertake to update their sites by the end of 2005.

At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states must prohibit the uncontrolled discarding, discharge and treatment of waste.  In addition, several European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste.  Further, the European Union has, through directive 2003/87/CE of October 13, 2003, implemented a quota system for the emission of greenhouse gases.  Our waste management business is excluded from the first phase (2005-2007) of this directive, but may be targeted subsequently, and may as a result establish procedures to reduce methane and carbon dioxide emissions.

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

Back to Contents

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

With respect to European Union directive 2003/87/CE of October 13, 2003 on quotas for the emission of greenhouse gases, our energy services have been affected and, for combustion installations of more than 20 MW, are part of the national plans of EU member states for the allocation of quotas, implemented in February 2005. Dalkia also has certain contractual obligations to limit greenhouse gas emissions.  Finally, markets for the exchange of quotas provided for at the European level are already functioning in certain countries such as the United Kingdom.

Transportation

Our transportation activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require us to obtain certain permits.

In the European Union, standards called “EURO” have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with “EURO 3” standards and Connex’s networks are renewing their fleets with “EURO 3” vehicles. In 2005, a “EURO 4” standard takes effect with even stricter requirements for the reduction of polluting emissions.

Further, Connex has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Finally, Connex is subject to the environmental standards applicable to depots and garages whose activities may present a danger or inconvenience to the environment.  For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple notification.

Back to Contents

Environmental Policies

We strive to contribute to the enhancement of quality of life in places where we operate.  As a leading worldwide provider of environmental management services, we have placed the challenges of sustainable development at the heart of our strategy.  To this end, we do not focus only on the preservation of the environment and the protection of natural resources, but also assume our economic and social responsibilities, particularly at a local level, where we are committed to stimulating progress.

Preserving ecological balances

Whether through the limitation of water evaporation, the enhancement of the quality of our waste, the effort to optimize energy consumption in connection with our water distribution and treatment activities, the use of alternative energies in our heating operations, the recovery and treatment of biogas emissions at our landfills or the use of low-emission fuels in our fleet of public or private transport vehicles, we are dealing with the main environmental problems currently affecting our planet by applying our know-how, technological capabilities and research potential to these problems.  We contribute to the enhancement of quality of life and sanitary conditions of local populations in our day-to-day operations.  For example, by supplying drinking water to impoverished areas, we help to reduce infant mortality.  In developed countries, we have implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public sanitation.

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

Moreover, we are participating in an initiative for developing a charter on public-private partnerships and access of the public to essential services, which is being supported by the French Ministry of Foreign Affairs and pursued by several agencies of the United Nations.  We participated in an event organized around this initiative at a meeting of the U.N. Sustainable Development Commission that was held in New York on April 28-29, 2004, and confirmed our commitment thereto at the World Urban Forum held in Barcelona in September 2004.  This initiative forms part of the United Nations’ Millennium Development Goals, which were announced in 2000 by the U.N. Secretary General.  The initiative aims at defining the role of private operators with respect to local public service management, while emphasizing the principles of transparency and the sharing of technology and know-how, principles to which we already adhere in connection with our adherence to the U.N. Global Compact.

At the World Urban Forum in Barcelona, we also shared some of our concrete experience in aiding development around the world.  We often do so in partnership with experienced international organizations, in areas where our operational know-how is able to contribute high added value.

In Morocco, for example, we have joined forces with UNICEF and the French Committee for UNICEF to participate in the implementation of a program backed by the Moroccan government that aims to combat school dropouts, particularly among girls. Scheduled to last three years, this partnership also includes the urban district of Tangiers, a Moroccan NGO, the Amendis Corporation (a subsidiary of Veolia Water) and Veolia Water Force, our urgent humanitarian intervention group. The two focal points will be improvement of health infrastructure in schools (installation of permanent water and toilet facilities) and the raising of awareness on the part of teachers and parents regarding hygiene and health issues for schoolchildren and their families. Work will be undertaken at 9 establishments whose needs have been identified as urgent.

Acting in tandem with Veolia Water Force, Waterdev is the expression of our will to go beyond urgent conditions and enter into developmental activities.  Its purpose is to share experiences and to design, in partnership with public actors, representatives from non-profit organizations and NGOs, solutions that will facilitate public access to water and sewage services in the poor areas of large cities.

Veolia Water Force also mobilized alongside the French Red Cross to aid victims of the tsunami that devastated populations in Southeast Asia on December 26, 2004.  More than 36 tons of supplies were sent to the Maldives, Indonesia and Sri Lanka.  Hundreds of employee volunteers helped respond to the crisis both on-site and through the provision of logistics.  More than 30 such volunteers went to Indonesia and Sri Lanka to set up mobile units for treating drinking water and supplying refugee camps, hospitals and schools.  These volunteers also disinfected more than 20 water wells, while at the same time training local municipal technicians in ways to analyze water quality. Our efforts were financed by our divisions, by our municipal partners and by a €500,000

Back to Contents

donation from the Veolia Environnement Business Foundation.  Going forward, Veolia Water Force’s efforts will focus more on the long-term, in particular the rebuilding that will be required in devastated areas.

Finally, in 2004 we participated in a partnership to protect the Antarctic region through our cooperation agreement with Institut Paul-Émile-Victor (IPEV), an entity that manages the French presence on this continent.  This agreement, signed on July 10, 2003, relates to the analysis of the environmental impact of research bases on polar environments. It confirms our willingness to engage in sustainable development, particularly in this part of the world.  It also supplements partnerships signed with Australian organizations in October 2001 and Chilean organizations in October 2002 that related to, among other matters, waste management and the prevention of water shortages.

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

Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of our company’s different activities.  This dual capability represents both the originality and the strength of VEI, which intends to be at the heart of the main environmental debates and issues of the 21st century.  The main themes to be considered by VEI in 2005, which are defined by the members of the Prospects Committee, will include the relationship between health and the environment, the consequences of climatic change, urban growth and the sociological and economic dimensions of environmental change.

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

Use and Protection of Natural Resources

Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our clients.  In this respect, the continued implementation of our environmental management system provides, in particular, for the monitoring of water consumption and quality in all of our activities.  Our current action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, and control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks.  During 2004, we installed an indicator to monitor the quality and compliance with regulatory standards of our drinking water. Our industrial water consumption amounted to 246.3 million cubic meters in 2004.

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

Back to Contents

We also take measures to avoid polluting water resources.  For example, 94.5% of Onyx’s landfills are equipped with treatment stations for leachate (water that percolates through stored waste).  In addition, our wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 93% in 2004.

Energy – Energy efficiency and the use of renewable energies

We contribute to the reduction of energy consumption.  Dalkia optimizes energy management for close to 80,000 energy installations in the world, from municipal heating networks to public housing, commercial or industrial building boilers.  Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

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

Connex has set as an objective for 2005 the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers.  This training effort enables us not only to enhance passengers’ comfort and limit polluting emissions, but also to achieve significant fuel economy.  In 2004, 59% of our employees participated in training activities.

Our total energy consumption amounted to 97.1 million MWh in 2004.

Use of soils

In 2003, we integrated all activities relating to the treatment and recovery of sludge in a single entity (SEDE Environment).  This integration continued during 2004, resulting in the implementation during 2005 of indicators to measure the quality of sludge. This is expected to result in our having a specific and integrated overview of sludge management options, allowing us to optimize our agricultural recovery in particular.

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

We produced 757,200 tons of compost in 2004, 46% of which was eligible to be used in agricultural activities.

We have initiated a quality enhancement program for organic matter produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CREED – our center for research on waste energy services) in coordination with the INRA.  We are also active in the rehabilitation of polluted soils.  Relying on several processes, including thermal absorption, Onyx processes almost all of the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gas Emissions

Certain of Dalkia’s activities (combustion installations with thermal output greater than 20 MW) are subject to European Union directive 2003/87/CE of October 13, 2003, which implemented an emissions trading system for greenhouse gases in EU member states (transposed into EU member states in early 2005).  Further, we control our emission of greenhouse gases in all of our activities, and we are implementing an action plan to improve the energy performance of our activities.  In addition to the implementation of the energy efficiency policy described above, this action plan provides, in particular, for our active participation in the flexibility mechanisms provided for by the Kyoto protocol that entered into force on February 16, 2005.  Our direct emissions of greenhouse gases (including biogas from landfills) reached the equivalent of 31.5 million tons of carbon dioxide in 2004.

The evaluation of the production and emission of methane (CH4) gas in landfills is particularly uncertain (to date there exist many national and international methods.)  We participate in studies to develop and bring consistency to the different methods, notably in the context of the “Greenhouse Gases” protocol developed by international authorities.  We contribute to the reduction of CH4 emissions by setting-up biogas capture,

Back to Contents

burning and energy recovery systems in specialized technical landfills. Currently, 72 of the landfills for which we control investments are equipped with biogas collection and treatment systems.

Other Emissions

Installations that we operate mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust.  The method of calculating emissions of SOX from waste incineration units (hazardous and non-hazardous) was improved in 2004 and allowed us to estimate that these emissions amounted to approximately 151 grams per ton of incinerated waste in 2004.  We are still working towards the development of an indicator for NOX emissions.  For example, Connex, in partnership with ADEME, is pursuing a study to identify and assess the market systems capable of reducing the NOX emissions of its buses and coaches.  Dalkia has also been conducting an evaluation program for several years on the various techniques available for reducing emissions (low emission burners, smoke recirculation, air staging, combustion modeling, etc.).

We attempt to reduce our emissions, in addition to complying with regulatory standards, by:

•

enhancing air pollution treatment and developing more effective treatment technologies, including treating smoke from our waste incineration units, enhancing the quality of emissions of our transport vehicles and utilizing low NOX combustion technology in the case of Dalkia’s activities, and

•

reducing consumption and favoring the use of clean fuels, such as fuel oil or low sulfur coal, natural gas, natural gas for combustion installations or vehicles, and electric or dual-mode vehicles.

We have developed a semi-continuous method to monitor emissions of dioxins during waste incineration, allowing for control of the aggregate flow of such pollutants emitted throughout the year.  We offer this reliable and efficient measurement technique to all of our clients.

Noise and Odors

We have developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste.  We also use new and more silent technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles.

Waste

The permanent increase in waste quantities around the world presents major risks for the environment.  We strive to develop every aspect of the waste management business that enables us to limit such risks, including the reduction of the sources of waste, waste collection and processing, selective sorting, waste recycling and waste-to-energy recovery.  Our efforts also address the waste produced by our own activities, such as residues from combustion, residues from smoke purification, treated sludge and leachate (water that percolates through waste at landfills).

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

Evaluation or certification regarding the environment

Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time.  The number of our ISO 14001 certified sites has increased continuously since 1999.  In addition, we seek to achieve the targets set by our environmental management system for all of our installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards.  We currently have 529 sites covered by an ISO 14001 certification.

Back to Contents

Compliance with applicable legal and regulatory provisions

Our environmental management system includes, among other things, an environmental audit program that allows us to monitor our sites’ regulatory compliance, as well as their compliance with contractual obligations and Group standards.  We have defined a general framework to ensure consistency of the audit systems developed by our divisions, and each of our divisions remains responsible for the definition and implementation of its own system.  Our goal is to conduct audits for 80% of priority sites by 2005 and 100% by 2008.  Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia’s classified installations and several of Connex’s transportation centers.  As of December 31, 2004, 57% of our primary facilities were subject to a regulatory compliance audit.  These facilities are the most sensitive to environmental impacts.

Expenses incurred to preserve the environment

Given the nature of our services, a large majority of our expenditures and investments have a direct impact on the environment.  Our capital expenditures amounted to €2.315 billion in 2004, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, our certification program and the implementation of our environmental management system.

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

In addition, we created a risk department in 2004 that is charged with identifying, evaluating and managing risks according to a set methodology. Its work is complemented by that of a risk committee, which is chaired by the senior executive vice president. The risk committee meets at quarterly intervals throughout the year and brings together representatives from each division as well as officers from our corporate departments.  This committee tracks our efforts with respect to risk management, in particular in the areas of industrial, environmental and health risks. See “Item 11. Quantitative And Qualitative Disclosures About Market Risk—Ethics, Vigilance and Risk Management—Risk Committee” for a description of the risk committee.

We have also established crisis management procedures that cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels that would allow any necessary measures to be taken as soon as possible.

Reserves and guarantees for environmental risks

As of December 31, 2004, our accrued reserves for site remediation amounted to €367 million.

Indemnities and damages paid in 2004 for environmental claims pursuant to court orders

As of December 31, 2004, our accrued reserves for litigation ended in 2004 (including all types of claims and disputes) amounted to €105 million.

International environmental targets

We apply our environment management system, as described above, to all of our subsidiaries worldwide.

Intellectual Property

We currently own a significant number of patents and trademarks in France and other countries around the world that are of value to our business.  However, we believe that the diversity of our patents and trademarks does not make any of our activities dependent on any one of these patents or trademarks individually.

Back to Contents

Marketing

We market our products and services by continuously offering to provide a more comprehensive range of environmental services to clients.  We often sell our products and services by responding to requests for consultations. These may be highly regulated events when it comes to a public authority conducting a public bid tender, but generally we are able in such situations to take advantage of our reputation and know-how and propose a solution that is best adapted to a client’s needs.  In the absence of a formal bidding procedure, which is generally the rule for commercial clients, we analyze the environmental service needs of prospective clients and demonstrate to them how our services could improve the efficiency of their operations.  See “—  Contracts.” For more information regarding marketing efforts by each of our divisions, see “—  Our Services.”

Seasonality

Because of the diverse nature of our operations and our worldwide presence, our business is typically not subject to material seasonal variations. Our results are only slightly affected globally, with the exception of Dalkia, which realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related treatment services required tend to be more elevated between May and September in the northern hemisphere, where Veolia Water conducts the majority of its activity.

Raw Materials

We purchase raw materials on a worldwide basis from numerous suppliers. We seek to accumulate and maintain a reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in our own facilities. We undertake to secure the supply of strategic materials through medium-term and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we do not have any reason to anticipate any material difficulties in the future.  However, the price of raw materials and supplies may vary substantially.

For instance, fuel prices have increased recently, and we cannot anticipate the evolution of these prices in the future. Our operations historically have not been, and are not expected to be in the future, materially affected in the long-term by changes in the price or availability of energy or other raw materials, as our contracts typically contain price adjustment and/or indexing provisions designed to compensate us for increases in the cost of providing our services.  Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of a rise in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-equilibrium clauses, all of which would assist us in passing along a portion of the rise in energy or raw material prices to clients (subject to a possible time period in which we might have to await reimbursement).

In the transportation division, numerous contracts contain indexing clauses that take variations in fuel costs into account, which significantly reduces the impact of a rise or fall in fuel prices.  In certain contracts, notably those involving the United States, we are entitled to full compensation in the event of rising fuel prices.

In the waste management division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices.  However, for clients that have contracts with us, indexing clauses in those contracts generally allow us to pass along a good portion of our increase in such costs in the prices we charge to clients.  For clients not bound by contract, increases in fuel costs are either fully or partially passed along to clients through an updating of tariffs or through commercial negotiation.

In the energy services division, the situation with respect to combustible materials used for activities is similar to the description above. With respect to gas supplies in particular, the deregulation of the market has not altered our use of indexing clauses in our contracts.  We intend to develop the skills necessary to manage and optimize our gas supplies within the new market environment.

Insurance

Background and Insurance Procurement Policy

Insurance renewals as of January 1, 2004 were characterized by (i) the underwriting by Codeve Insurance Company Limited, our consolidated insurance subsidiary, of primary layer contracts for property damage and civil liability in continuation of our policy adopted in 2003 to accept a primary layer of retention, (ii) a decrease in the insurance premiums paid to outside insurers as a result of an opening of the process to competitive bidding and the renegotiation of contracts with insurers within a more favorable market environment, and (iii) our recognition that there are a reduced number of insurers willing to insure at economically competitive terms the risks of large companies (catastrophic exposure in property damage/business interruption, fortuitous pollution risk and motor liability for public passenger transportation).

Back to Contents

Our insurance programs—covering property damage/business interruption, comprehensive general liability, environmental impairment liability and directors and officers liability—have been renewed at the same limits and primary coverage as in the prior year.

Our policy for insurance policies for our company and all of our operating divisions consists of:

•

maintaining common insurance policies to establish a coherent risk transfer policy and maximize economies of scale, while taking into account the specificities of our businesses and legal or contractual constraints;

•

optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of varying deductibles or acceptance of a primary layer of retention through Codeve Insurance Company Limited; and

•

tailoring insurance coverage to meet our contractual obligations, which are often triggered through our participation in public bid tenders.

Organization and Implementation of Insurance Procurement Policy

Organization

Our role with respect to insurance procurement is to (i) establish an insurance procurement policy to cover our activities, based on the needs expressed by our subsidiaries in particular, (ii) select and sign contracts with outside providers (brokers, insurers, loss adjusters, etc.), (iii) monitor claims that impact umbrella or excess insurance coverage, (iv) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, (v) lead and coordinate the network of insurance managers present among our principal subsidiaries, and (vi) prepare and deliver an annual report on insurance activities.

Implementation of Insurance Procurement Policy

Our insurance procurement policy aimed at covering insurable risk is designed and implemented in coordination with our global risk management process.  See “Item 11. Quantitative And Qualitative Disclosures About Market Risk” below.  Implementation is affected by insurers’ willingness to cover risks related to our activities, by the market availability of insurance and reinsurance, and by the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

In 2004, we undertook actions principally related to:

•

the determination of retention levels on the basis of the divisions’ knowledge of their risks and loss history, an evaluation of the costs and coverage proposed by insurers, as well as contractual obligations that sometimes require our subsidiaries to retain contracts with limited deductibles;

•

the reinforcement of efforts to identify, prevent and protect against risks through deployment of a rating system for the “property damage and business interruption” risk profile for our most important facilities;

•

the reinforcement of our information process for the insurance and reinsurance markets;

•

the opening of insurance coverage to competitive bidding or the renegotiation of contracts, in particular relating to our civil and pollution liability coverage;

•

a review of our major past claims and of the insurance limits relating to civil liability; and

•

extending participation in our group insurance program to the greatest number of subsidiaries.

We generally only purchase insurance policies from insurers and reinsurers who have at least an “A” credit rating.

Back to Contents

Main Insurance Policies

Civil Liability

As of January 1, 2003, we entered into an 18-month layered insurance program that provides coverage for up to US $400 million on the Bermuda market.  It provides coverage for all of our subsidiaries in amount over and above US $50 million.  This program was renewed on July 1, 2004 for a 12-month period, and provides coverage for up to US $450 million in amount over and above US $50 million.

An underlying general liability policy agreement insures our non-North American subsidiaries for up to €50 million per claim with an annual aggregate of €97 million.  Our subsidiaries outside the United States and Canada are insured in excess of €1.5 million through local policies, except for railroad activities (€8 million attachment point), sea transportation and Veolia Water Systems (€10 million).  Our North American business units are responsible for purchasing US$ 50 million in insurance coverage.  This program was renewed on January 1, 2004 for an 18-month period.

We also maintain various environmental impairment liability insurance policies that provide coverage to our subsidiaries with annual limits ranging from US $5 million to US $50 million per claim.  A worldwide insurance policy (excluding the U.S. and Canada) was renewed on January 1, 2004 for an 18-month period.  Coverage is up to €50 million per claim throughout the period of insurance. Our excess general liability policies described above also cover third party claims resulting from sudden and accidental events.

Property Damages and Business Interruption Policies

All of our divisions maintain property damage insurance policies to cover assets that they own as well as those for which they have a contractual obligation to insure.  Some policies provide either “business interruption” coverage or “additional cost of working” coverage depending on such subsidiaries’ exposure and their capacity to use internal or external solutions to ensure service continuity.  These policies contain standard market terms.  The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. Group insurance coverage implemented on January 1, 2004 carries a limit per claim of up to €205 million.  Some of this coverage contains further inner limits per claim or per year.

During 2004, we did not present any claims in excess of €10 million.

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

Self-Insured Retention and Deductibles

For any insured claim or loss, we remain liable for the deductible amount.  Our deductibles for property damage policies range from €50,000 to more than €1 million, while the main deductible under our general liability policies is between €30,000 and US$2 million.

Our consolidated insurance subsidiary, Codeve Insurance Company Limited, has underwritten:

•

beginning on January 1, 2004, underlying contracts for €5 million per event for property damage and business interruption, which may be increased to €7.5 million per event involving collision or derailment; and

•

beginning on July 1, 2004, underlying contracts for €1.5 million per civil liability claim, including environmental liability and employer liability.

Codeve Insurance Company Limited also underwrote a quota-share of insurance contracts relating to construction projects in which one of our subsidiaries was acting as lead.

The consolidated insurance subsidiary’s portfolio of risks involves all aspects of our business in numerous countries.  The subsidiary is protected by a stop-loss of €37.5 million per year for property damage insurance after the exhaustion of the €12.5 million total annual claims limit borne by the subsidiary, which is triggered by claims greater than €500,000 in damages or the original deductible if the latter is higher, or, in the case of claims involving collision or derailment, by claims greater than €2 million in damages.  For civil liability,

Back to Contents

there is an annual stop-loss of €5 million, occurring after the exhaustion of the €10 million total annual claims limit borne by the insurance subsidiary, which is triggered by claims greater than €30,000 in civil liability or the original deductible if the latter is higher.

Our consolidated reinsurance subsidiary, VE Services Ré, underwrote primary insurance coverage of €1.5 million per claim for civil liability until June 30, 2004 as well as a quota-share of our property damage excess coverage and excess general liability policies issued by French insurers.

100% of the quota-share reinsurances accepted have been retroceded, enabling us to benefit from the gap in prices between the insurance and reinsurance markets.  The underlying retained coverages for civil liability insurance (€1.5 million per claim) is protected by a common stop-loss for Codeve Insurance Company Limited as described above.

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

RESEARCH AND DEVELOPMENT

We must make continuous efforts to adapt our know-how, due to factors such as rapidly changing demographics in emerging economies, the aging of the population in more developed countries, the trend towards urbanization across the globe, and the imposition of increasingly stringent environmental and health standards.  More than ever, the ability to innovate has become a priority for us, to which we have devoted greater resources in all segments of our business.

Our research and development activities are coordinated by our research, development and technology department, or “research department.” In 2004, this department consisted of nearly 600 employees worldwide with a total annual budget of €98 million (€62.7 million of which constituted research costs, and the remainder development costs).  In 2003 and 2002, research and development costs totaled €95.3 million and €92.5 million, respectively.

Our researchers aim to design new processes and services that correspond as closely as possible to evolving client requirements, while paying constant attention to technical, economic, environmental and sanitary performance. At the same time, we seek to preserve our technological advances through constant improvement in our operating performance. Research and development efforts that successfully achieve the foregoing enable us both to extend our service offering to clients and to reduce the cost of providing such services.

We have three main research centers in France, which are divided by area of technical expertise:

•

Creed, which is based in Limay and has branches in the United Kingdom and Australia, focuses on waste treatment technologies (incineration, co-incineration, CET, etc.), on material recovery and on optimization of services in the energy sector, including by resorting to alternative energies (fuel cells and wood channels) or renewable energies (solar sensors).

Back to Contents

•

Eurolum focuses on information systems (both for the operator and for the traveling client), on innovative transportation systems (transportation on demand, for example), on vehicles and clean fuels, and on infrastructures, logistics and monetics.

•

Anjou Research, based in Maisons-Laffitte, is the historical research center of Compagnie Générale des Eaux.  Its work mainly relates to water themes (from production to distribution of drinking water) and purification (urban and industrial wastewater treatment, odor treatment).  This research center also includes an expert center on membranes.

We established an international research and development correspondent network in 2003 in order to supplement the work of our research centers. This network enables us to identify and analyze specific local needs in terms of technical development and innovation, and constitutes a forum for exchange among our research department, area universities and research organizations. This network also facilitates the circulation throughout the world of studies conducted by our research department.  In addition to the research centers mentioned above, we have also created research units in connection with specific contracts that further highlight our technical expertise.  For example, we provide technical and financial support to research projects conducted at the Berlin Centre of Competence for Water (KompetenzZentrum Wasser), an international center for water research and knowledge transfer that has become an international reference point for information relating to the protection of water resources.

Our research department coordinates technical “support” functions relating to technological information, environmental management, intellectual property defense and laboratory analysis.  The research department also coordinates the functions of various other departments, such as our health department. In the health and sanitary safety field, we find answers to the new risks we face by developing techniques of analysis and prevention, which may sometimes include the development of specific curative treatments as well.  The health department assists in defining the scope of our research programs in this regard, and later assists in completing them.  In particular, the health department identifies emerging sanitary dangers and establishes sanitary indicators, and conducts work aimed at achieving better command over the risk of legionnaire’s disease.  The health department is also a recognized partner of public health bodies and institutions, such as the Institut de Veille Sanitaire, Direction Générale de la Santé, AFSSE or INSERM.

Our research department also concentrates on the protection of the environment.  A specific environmental department assesses the environmental impact of our activities and steers our environmental management system.  It prepares the follow-up, monitoring and reporting procedures of our environmental data and contributes to the preparation of our commercial offers.  A network of information experts within the research department manages our scientific and technical information and places at employees’ disposal tools for technical, competitive and regulatory monitoring.

In the area of energy services in particular, we conducted research and development activities aimed at developing tools to enable Dalkia to adapt to new market conditions, and to generally improve the performance of existing installations. Moreover, our research teams are still exploring the possibilities offered by technological breakthroughs (such as fuel cells) and their potential application.

In the area of waste management, numerous programs have been created to help optimize waste treatment conditions (relating to combustion capacity, smoke treatment at incineration facilities, greater mastery of composting and methanization procedures, automated sorting, etc.).  Research on sanitary landfills (or “bioreactors”) also continued in France, Australia and the United States.  Finally, our research teams are seeking to optimize the conditions of waste biodegradation through re-circulation of leachates and recovery of biogas emissions.

In the area of transportation, research continued on a logistics program, which consists of providing innovative technologies to traveling agents of the divisions (permanent geo-localization and built-in computer systems).  The logistics program allows work to be organized more efficiently, leading to better client service and, in the future, a source of savings for all parties involved.  With respect to the struggle against air pollution, work is being conducted on optimizing the operation of electric buses, while carpooling and self-service vehicles are also being experimented with.

In the area of water, research efforts have focused in particular on the protection of water resources. For example, we are involved in the “Bankfiltration” project at the Berlin Centre of Competence for Water, which is aimed at controlling the entire water cycle, including ground water. The project involves the efforts of approximately thirty researchers and five universities.  Other research is being conducted in Australia on the injection of groundwater, which will broaden our experience in this field as well as the array of technologies we are capable of offering to clients.  With respect to drinking water production, research efforts relate to the optimization of treatment processes and the use of membranous technologies.

Back to Contents

In the area of wastewater treatment, research into pollution control installations and networks have enabled the development of real-time management tools for wastewater treatment systems.  With respect to sewage sludge, research into agronomic recovery is carried out in tandem with the development (in particular by industrialization) of new processes such as Biothelys, which reduces the amounts of sludge emitted, Saphyr, which sanitizes and reduces odors, and Pyromix, which co-incinerates sludge and household waste.

The perfecting of tools to assist operations also constitutes a significant part of our research and development efforts.  Efforts relate to all type of operations (networks, plants, tanks, stations, etc.), and all fields: water, wastewater treatment, waste management, transportation and energy.  Recent developments made with the help of artificial intelligence (neural networks, fuzzy logic, genetic algorithms, etc.) should lead to valuable new uses, in particular for the advanced conduct of processes.  They should lead to a range of functions enabling us to anticipate incidents, to define automatic instructions and to prepare more adjusted maintenance programs.

At each step of the research process, researchers implement sophisticated tools, such as digital fluid mechanics, for example.  Such technology enables researchers to simulate the running of works (plants and networks) and to test scenarios to improve their efficiency.  It is also very useful in the context of research programs: by permitting the simulation of the greatest number of scenarios, over a shorter period, such software enables the optimization of test protocols for the development of a process.

Our researchers take part in European research programs (involvement in the LIFE and PCRD projects in particular) and build up a strong network of fruitful relations with numerous industrial, university and institutional partners.  Such partnerships allow us to achieve operating developments that expand our service offerings and anticipate required technical improvements.

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

OVERVIEW

Major Developments in 2004

Overview

During 2004, we completed our strategic restructuring to refocus on our core activities. Further maturation of our contract portfolio and continued implementation of the “Veolia Environnement 2005” efficiency plan led to a solid improvement in our profitability and financial structure.  These actions were conducted in parallel with a strategy to strengthen and further develop our contract portfolio.

An enriched and renewed contract portfolio with longer maturity

We renewed and extended several significant contracts during 2004, including:

•

Renewal of a water distribution contract in Rennes (France) for a 10-year term;

•

An 18-year extension of a wastewater treatment contract with the city of Richmond (California), expected to generate total revenues of approximately €50 million during this period;

•

In the waste management division, a 10-year extension of a contract to operate, maintain and manage a waste-to-energy recovery plant in Miami-Dade County (United States), expected to generate additional total revenues of €1,085 million during this period;

•

A 5-year extension of a contract for integrated waste management with the county of Sheffield (United Kingdom), expected to generate additional total revenues of more than €525 million during this period; and

•

In the transportation division, the renewal and expansion of contracts in Nice (and surrounding areas), Toulon and Saint-Etienne (France), and the renewal and expansion of a contract for the operation of the entire suburban rail network of Melbourne (Australia), the latter expected to generate total revenues of approximately €1.5 billion during a 5-year period.

We also won new contracts and activities during 2004, among which the most significant were:

•

A 30-year contract for water and wastewater management in Zlin in eastern Moravia (Czech Republic), expected to generate total revenues of approximately €360 million during this period;

•

In the water division, a 20-year contract (renewable for another 20-year term) for water management signed with Kladno-Melnik (Central Bohemia), expected to generate total revenues of more than €600 million during this period;

•

A 35-year contract for the rehabilitation and operation of drinking water plants in the province of Guizhou (China), expected to generate total revenues of approximately €210 million during this period;

•

Two water contracts in China expected to generate total revenues of approximately €790 million, one with the city of Hohhot for a 30-year term, the other with the city of Weinan for a 22-year term;

•

Acquisition of a 74.9% interest in Braunschweiger Versorgungs-AG (BV-AG), a company that provides environmental services to the city of Braunschweig. Services which include water distribution and management of a municipal heating, electricity and gas network. In 2005, we will invest €370 million to acquire our 74.9% interest in BV-AG, which has annual revenues of approximately €300 million;

•

A 21-year contract for waste management in Poland, launched in January 2004 with the inauguration of a landfilling facility in Chrzanow near Cracow, expected to generate total revenues of approximately €250 million during this period;

Back to Contents

•

A 20-year contract for the collection, management, transfer and treatment of household and commercial waste in Pontiac, Michigan (United States), expected to generate total revenues of approximately €185 million during this period;

•

A contract between Dalkia (energy services division) and the Polish Treasury Ministry to privatize the heating and power station of Poznan (ZEP Poznan). The contract was signed at the beginning of 2004 and is expected to generate annual revenues of approximately €74.6 million;

•

An 8-year contract for the global management of energy installations on behalf of hospitals in the Lazio region of Rome (Italy), expected to generate total revenues of approximately €430 million during this period;

•

A 5-year contract (term beginning on July 1, 2005) for the operation of a rail network in the suburbs of Los Angeles (United States), expected to generate total revenues of approximately €70 million during this period.

Finally, during 2004 we commenced operations under our water contract with the city of Shenzhen (China), which we were awarded in 2003.

Successful completion of restructuring plan

During 2004, we pursued our strategic restructuring to refocus on our core environmental services activities.

Sales of activities in the U.S.

•

In February 2004, we finalized the sale of farmlands located in Imperial Valley (California) to Imperial Irrigation District (IDD) for US$77.3 million.

•

At the end of July 2004, we completed the sale of USFilter Corporation’s equipment and short-term services businesses to Siemens. After application of the contractual price adjustment mechanisms, the final value of the sale amounted to US$975 million.

•

At the end of September 2004, we completed the sale of our Culligan business to Clayton Dubilier & Rice, for total consideration of US$612 million.

These U.S. sales represent the final step in the implementation of the strategic refocusing of our water operations in North America, which was originally announced in September 2003. They are part of our broader effort to concentrate more fully on the development of outsourcing on behalf of public authorities, as well as on the provision of services involving long-term contracts with municipal or industrial clients.  Including the sale of Everpure and Surface Preparation in 2003 (resulting in US$345 million in proceeds), the total proceeds generated from our U.S. asset sales in 2003 and 2004 amounted to approximately US$2.0 billion.

Sale of FCC

During 2003, we and our partner in FCC’s holding company, Ms. Esther Koplowitz, had a number of disagreements relating to the strategic development of FCC. To avoid creating a deadlock and in the interest of FCC’s development, we proposed to Ms. Koplowitz several alternative ways to resolve the parties’ differences. Ms. Koplowitz, however, informed us in the third quarter of 2003 of her preference to formally commence negotiations to repurchase our indirect interest in FCC.  We accepted the principle of a sale of our interest in FCC and various proposals were exchanged.  In this context, we informed the Spanish stock market authorities (Comisión Nacional del Mercado de Valores) on March 1, 2004 of these negotiations.

Negotiations during the first half of 2004 resulted in the sale of our 49% stake in B 1998 S.L., the holding company that owns 52.5% of FCC, to a company controlled by Ms. Esther Koplowitz. The transaction allowed us to reduce our net financial indebtedness by €1.1 billion, and resulted in a total cash payment to our company of €916 million (before transaction fees), including an exceptional dividend paid by B 1998 S.L. to us prior to the sale. The transaction closed on September 15, 2004.

Sale of Berlikomm

As part of the refocusing of its activities on water distribution, Berlin Water sold telecommunications operator Berlikomm at the end of August 2004.

Impact of Asset Sales

The asset sales referred to above allowed us to reduce our debt by €2.4 billion in 2004.

Back to Contents

Evolution of the shareholder structure

Following a shareholder restructuring on December 9, 2004, Vivendi Universal reduced its holdings in our company from 20.36% to 5.30% of share capital.  This constituted a significant step in the restructuring of our shareholder base.  At the same time, in order to help develop our employee shareholder base, we repurchased 2% of our share capital from Vivendi Universal in connection with the shareholder restructuring, for an amount of €194.8 million.

Preliminary results under the “Veolia Environnement 2005” efficiency plan

The “Veolia Environnement 2005” efficiency plan, which aims to generate €300 million in savings in 2006, is being implemented according to schedule. Savings realized during 2004 amounted to €126 million, of which €116 million was included in EBIT (as defined below).  Accordingly, we continue to have an objective of €300 million in annual savings beginning in 2006.

Savings for 2004 were achieved in the areas of purchases (18%), structural and IT costs (30%), operational processes (34%) and asset management (18%).

Presentation of Information in this Section

EBIT

In our consolidated financial statements, we present a French GAAP measure of operating performance, which we refer to as “EBIT.”  We define EBIT as operating income (loss) before amortization and depreciation of goodwill and intangible assets with indefinite lives and restructuring costs.  EBIT complies and is calculated in accordance with the definition of “résultat d’exploitation” set forth in CRC Regulation 99-02 under French GAAP.

Historical and Comparable Financial Information

In order to provide a meaningful comparison of our operating performance in 2002, 2003 and 2004, we present our results on a comparable basis by excluding the impact of the implementation of our divestiture program in each of these periods and the fluctuation of currency exchange rates in 2003 and 2004.  As a result, our comparable results in each of these periods exclude the results of businesses that were sold in 2002, 2003 and 2004 pursuant to our divestment program.

In presenting our comparable results for 2002 and 2003, the businesses sold in 2002 and 2003 relate to our water activities and include USFilter’s Filtration & Separation, Surface Preparation, Plymouth Products and Distribution divisions and our Bonna Sabla subsidiary in France.  As of December 31, 2002, all of these businesses had been sold, except for USFilter’s Surface Preparation division, which was sold in 2003.  For purposes of the discussion of our results of operations on a comparable basis, however, the businesses sold in 2002 and 2003 do not include USFilter’s Everpure business, which was sold at the end of 2003 following our strategic review of our North American water assets.

In presenting our comparable results for 2003 and 2004, we employ the term “new scope of consolidation.” The term “new scope of consolidation” excludes the results of North American assets sold in 2003 and 2004 (i.e. Surface Preparation, Everpure, Culligan and USFilter’s short-term equipment and short-term services activities) and FCC (leading Proactiva to be proportionally consolidated at 50%, in lieu of full consolidation).

In addition, our comparable results eliminate the effect of fluctuations in exchange rates on the later of the two periods presented.  For example, our discussion of our results in 2003 compared to our results in 2002 include our actual results in 2002, while our results in 2003 have been adjusted to eliminate the effect of fluctuations in exchange rates.  We have made a similar adjustment in our discussion of our results in 2004 compared to our results in 2003, where we present our actual results in 2003 and our adjusted results in 2004.

Back to Contents

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

Changes in Accounting Methods and Presentation of Accounts

In 2004, we made the following changes to our accounting methods under accounting principles generally accepted in France, or French GAAP:

•

On December 31, 2004, we applied the provisions of Article 23100 of French CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement.  These businesses are excluded from the new scope of consolidation and therefore no longer contribute to consolidated revenues for the fiscal year in which they were sold.  For the 2004 fiscal year, these businesses included FCC (leading Proactiva to be proportionally consolidated at 50%, in lieu of full consolidation), Culligan and USFilter Corporation’s equipment and short-term services businesses. The net income of businesses sold is composed of the net income of the businesses until the date of the transaction, capital gain (loss) from the sale and the related taxes.  The cash-flow statement includes flows generated by the businesses sold until the date of sale.

•

Article 133 of the French “Loi de Sécurité Financière” of August 1, 2003 eliminated from the French Commercial Code the provision that makes consolidation by a controlling company subject to the holding of at least one share. As a result of this statutory amendment, substantive control is determined by reference to the interpretation of SIC-12 under International Financial Reporting Standards (IFRS). This amendment became applicable to our company as of January 1, 2004. On December 31, 2004, “special purpose entities,” within the meaning of paragraph 10052 of French CRC Regulation 99-02, were consolidated, which resulted in an increase in long-term financial debt in the amount of €364.6 million and an increase in the securitization program in France in the amount of €334.2 million.

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

Back to Contents

Valuation of Long-Lived Assets

Long-lived assets are regularly reviewed according to circumstances, either internal or external, which could lead to depreciation. If this is the case, an exceptional amortization or valuation allowance is recorded on the basis of the asset’s fair value.

Valuation of Goodwill and Other Intangible Assets

We perform an annual review of our goodwill and other intangible assets during our strategic planning in mid-year.  If the long-term prospects of an activity appear durably downgraded, we estimate the value of the impairment based either on the market value of the assets related to this activity in cases where we decide to dispose of the activity or on fair value in cases where we decide to retain the activity.  We then record a one-time write-off or write-down of the carrying value of our goodwill to bring it in line with our estimates.  Market value is based on the multiples method (brokers’ surveys) or recent similar transactions method.  Fair value is based on the discounted future cash flows method.  Alternative methods are the multiples method or recent similar transactions method.  During the periods under review, we impaired the value of part of our goodwill and our intangible assets with indefinite lives.

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

Derivative Financial Instruments

We manage a part of our financial risks by using derivative financial instruments that qualify as hedges.

Interest rate swaps and caps

We primarily use interest rate swaps and caps to manage interest rate risks relating to our borrowings. The goal of these swaps is, depending on the circumstances, to substitute fixed for floating rates and floating for fixed rates, as well as to modify the underlying index on floating rate debt.

For transactions that qualify for hedge accounting, the income or expense associated with these instruments is recognized when the income and expense on the hedged item is itself recognized. The differences in the interest receivable and payable on interest swaps and caps and the associated premiums and cash payments are therefore recognized over the term of the contracts as an adjustment in the interest expense of our financial debt.

Interest rate derivatives used to manage interest rate risk related to debt, but which do not qualify for hedge accounting are recognized in the following manner:

•

an allowance is recorded for the unrealized losses on the market value of the instrument; and

•

unrealized gains on the instruments are recognized only when sold or matured.

Foreign currency derivatives

We also use currency swaps and forward exchange contracts to manage our foreign currency risk. Forward exchange contracts are mainly used to hedge firm and anticipated transactions relating to assets and liabilities denominated in foreign currencies. Cross currency swaps are used to modify the interest rate and currency of foreign denominated debt or to hedge net foreign investments.

The difference (known as premium/discount) between the forward rate and the spot rate of forward exchange contracts and cross currency swaps that qualify as hedging transactions is recognized over the term of the contract as interest income or expense.

Cross currency derivative instruments that hedge a balance sheet item or foreign net investment are measured at the year-end rate. Any change in value is recognized in the balance sheet with offsets relating to:

•

the income statement when the hedged item is remeasured (monetary or currency liabilities or receivables);

•

currency translation adjustments in equity for hedges on net investments.

Back to Contents

Unrealized gains and losses resulting from future foreign currency hedging transactions (firm or highly probable) that are not yet recognized on the balance sheet are deferred and recognized when the hedging transaction is realized.

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP.  The following table shows our net income (loss) and shareholders’ equity under French GAAP and U.S. GAAP for the periods indicated:

	At and for the year ended December 31,
	————	————	————
(millions of euros)	2004	2003	2002
	————	————	————
Net Income (Loss)
French GAAP	125.4	(2,054.7)	339.2
US GAAP	214.5	(1,826.9)	(1,988.8)

Shareholders’ Equity
French GAAP	3,563.2	3,574.8	6,329.6
US GAAP	2,324.9	2,378.1	4,923.2

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

The most significant items in reconciling our net income (loss) under French GAAP and U.S. GAAP in 2004, as reflected in Note 28 to our consolidated financial statements, were:

•

Financial instruments of €(74.8) million before taxes; and

•

Goodwill amortization charges of €208.8 million.

The most significant items in reconciling our shareholders’ equity under French GAAP and U.S. GAAP in 2004, as reflected in Note 28 to our consolidated financial statements, were:

•

Goodwill recorded at market value under French GAAP in connection with the transfer of certain subsidiaries and affiliates to our group by Vivendi Universal, our former parent company. Under U.S. GAAP, goodwill relating to these transfers was recorded at Vivendi Universal’s historical cost basis, and the difference between these two bases stood at €(714.5) million at the end of 2004;

•

Treasury shares were deducted from equity under U.S. GAAP in an amount of €(272.6) million;

•

Other financial instruments resulted in a reduction of equity of €(175.4) million;

•

The difference in accounting treatment regarding payments to local authorities, which stood at €(180.5) million at the end of 2004; and

•

Maintenance and repair costs, which are accrued in advance for specific contracts under French GAAP and expensed as incurred under U.S. GAAP. The impact on shareholders’ equity amounted to €197.7 million at December 31, 2004.

For a more detailed discussion of the significant differences between French GAAP and US GAAP as applied to our company, see Note 28 to our consolidated financial statements.

Back to Contents

Migration to International Financial Reporting Standards (IFRS)

We launched a program at the end of 2003 to prepare our company for the change of the accounting principles applicable to our financial statements from French GAAP to International Financial Reporting Standards (IFRS).  Pursuant to a decision adopted by the European Union, all European listed companies are required to adopt IFRS on January 1, 2005, with retroactive effect to January 1, 2004.

In connection with our migration program, we created a steering committee composed of the principal financial officers of our group, which is chaired by our chief financial officer. This committee has already completed work under the migration program that has led to:

•

the formation of project teams charged with analyzing the differences between French and U.S. GAAP, on the one hand, and IFRS, on the other, on the basis of the IFRS published or proposed so far, including the potential impact that the change to IFRS may have on our financial statements;

•

IFRS training for nearly 1,200 employees, who form part of our financial, legal and operating teams;

•

distribution of a group-wide manual of accounting principles and procedures that has been rewritten to reflect IFRS; and

•

adaptation of consolidation systems and procedures to meet the specificities of the IFRS principles relating to consolidation.

These efforts have allowed us, working together with all other entities within our group, to establish an opening balance sheet under IFRS as of January 1, 2004.

2004 Opening Balance Sheet Under IFRS

Accounting principles and methods

In accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 and with Regulation (EC) No. 1725/2003 of the European Commission of September 29, 2003, we will prepare our consolidated financial statements under IFRS beginning with our 2005 fiscal year.

Pursuant to IFRS 1 (adopted by the European Union in Regulation (EC) No. 707/2004) relating to the first-time adoption of IFRS, the first set of financial statements to be published under IAS/IFRS will be those in respect of the 2005 fiscal year, which will include 2004 comparative figures prepared under IAS/IFRS.

IFRS 1 offers companies the choice of various options in connection with their first-time adoption of IFRS.  As a result, we have made the following choices:

•

no restatements for business combinations prior to January 1, 2004;

•

cumulative actuarial gains and losses unrecognized at December 31, 2003 to be charged to shareholders’ equity at January 1, 2004;

•

exchange differences reset to zero at January 1, 2004;

•

valuation of tangible and intangible assets to be left at historical cost;

•

sales of “Dailly” (discounting of receivables) to be consolidated retrospectively from January 1, 2004.

Further, we have opted to apply the following standards in advance:

•

IAS 32 and 39, which relate to financial instruments (Regulation (EC) No. 2086/2004 and No. 2237/2004);

•

IFRS 5, which relates to discontinued activities (Regulation (EC) No. 2236/2004); and

•

IFRIC 4 (interpretation of IAS 17 on leases).

Finally, we have decided to retain the proportionate consolidation method, in accordance with IAS 31.

Back to Contents

The following balance sheets at January 1, 2004 have been prepared under IFRS, in accordance with the standards and interpretations that have been published thus far. Some uncertainty remains regarding the definition and interpretation of certain accounting standards, in particular those relating to the treatment of concessions.  New accounting pronouncements could significantly affect the future preparation of financial statements under IFRS.

IFRS Balance Sheet at January 1, 2004 (Assets) – Transition table

(in billions of €)	French GAAP	Activities sold	Employee benefits	Financial instruments	Contractual analysis	Deferred tax	Other restatements	IFRS
		IFRS 5	IAS 19	IAS 32 / 39	IAS 16 / 17	IAS 12
Goodwill (1)	4.2	-0.6	-	-	-	-	0.6	4.2
Other intangible assets (2)	2.8	-0.8	-	-	-0.1	-	-0.7	1.2
Tangible assets (3)	14.4	-1.4	-	-	-2.8	-	0.5	10.7
Financial assets (4)	1.8	-0.3	-0.1	0.4	1.5	-	-0.1	3.2
Deferred tax assets	0.9	-0.1	-	-	0.1	0.1	-	1.0
Total Fixed Assets	24.1	-3.2	-0.1	0.4	-1.3	0.1	0.3	20.3
Assets used in operations (5)	10.6	-2.0	-	1.2	-0.1	-	-	9.7
Gross cash (6)	2.5	-0.4	-	0.7	-	-	0.1	2.9
Other current assets (6)	1.7	-	-	-1.1	0.1	-	-	0.7
Total Current Assets	14.8	-2.4	-	0.8	-	-	0.1	13.3
Total Fixed Assets and Current Assets	39.0	-5.6	-0.1	1.2	-1.3	0.1	0.4	33.6
Assets from activities sold (10)	-	5.6	-	-	-	-	-	5.6
TOTAL ASSETS	39.0	-	-0.1	1.2	-1.3	0.1	0.4	39.2

Back to Contents

IFRS Balance Sheet at January 1, 2004 (Shareholders’ Equity and Liabilities) – Transition table

(in billions of €)	French GAAP	Activities sold	Employee benefits	Financial instruments	Contractual analysis	Deferred tax	Other restatements	IFRS
		IFRS 5	IAS 19	IAS 32 / 39	IAS 16 / 17	IAS 12
Shareholders’ equity (group share)	3.6	-	-0.1	-0.2	0.1	-0.1	-	3.3
Minority interest	2.7	-0.7	-	-0.3	-	-	-	1.7
Total Shareholders’ Equity	6.3	-0.7	-0.1	-0.5	0.1	-0.1	-	5.0
Provisions for liabilities and charges (7)	1.6	-	0.1	-	-0.6	-	-0.1	1.0
Long-term financial debt (8)	12.6	-0.4	-	1.5	0.1	-	0.6	14.4
Deferred tax liabilities	0.8	-0.1	-	-	0.1	0.2	-	1.0
Other long-term liabilities	1.9	-0.1	-	-0.4	-0.9	-	-0.1	0.4
Total Non-Current Liabilities	16.9	-0.6	0.1	1.1	-1.3	0.2	0.4	16.8
Total Long-Term Capital	23.2	-1.3	-	0.6	-1.2	0.1	0.4	21.8
Accounts payable	10.7	-1.7	-	-	-0.2	-	-	8.8
Provisions for liabilities and charges (7)	1.3	-0.2	-	-	-	-	-0.2	0.9
Short-term financial debt (9)	3.8	-0.3	-	0.6	-	-	0.1	4.2
Total Current Liabilities	15.8	-2.2	-	0.6	-0.2	-	-0.1	13.9
Total Long-Term Capital and Current Liabilities	39.0	-3.5	-	1.2	-1.4	0.1	0.3	35.7
Liabilities from activities sold(10)	-	3.5	-	-	-	-	-	3.5
TOTAL LIABILITIES	39.0	-	-	1.2	-1.4	0.1	0.3	39.2

The following notes help to explain any restatements made, excluding analysis of “activities sold” which is separately explained in note 10 below.

(1)

This item consists mainly of assets acquired in connection with the acquisition of businesses, which under French GAAP is accounted for as intangible assets.  Under IFRS, this item has been restated as goodwill.

Further, goodwill will no longer be amortized.  Instead, IAS 36 provides that goodwill impairment tests must be conducted at least once per year.

Back to Contents

Accordingly, we will continue our policy of systematically reviewing all of our long-term assets on an annual basis.  We have adjusted our valuation methods and analytical structures in order to comply with IFRS requirements, namely by identifying our cash generating units (CGU) and the value in use of each CGU.

(2)

See the paragraph below on “Contractual Analysis: IAS 17- IFRIC 4”.

(3)

Following contractual analysis (see “Contractual Analysis: IAS 17- IFRIC 4” below), a number of tangible assets were reclassified as financial assets.

(4)

IFRS restatements mainly involved:

•

a €1.5 billion reclassification of tangible and intangible assets in connection with “Contracts Corresponding to IFRIC 4” (see “Contractual Analysis: IAS 17- IFRIC 4” below), and

•

a reassessment of derivatives.

(5)

The restatement under IAS 39 resulted from the consolidation of securitization programs in France and sales of “Dailly” (discounting of receivables) (see discussion of debts under notes 8 and 9 below).

(6)

The principal restatement made with respect to “other current assets”, in accordance with IAS 32, was a €0.9 billion reclassification of BMTNs (Bons à Moyen Terme Négociables) into cash. See note 11 of the annual consolidated financial statements.

(7)

The restatement of provisions for liabilities and charges primarily involved:

•

a reclassification of amortization charges for decay as a deduction from tangible assets (see “Contractual Analysis: IAS 17- IFRIC 4” below); and

•

an updating of provisions.  The updated rate corresponds to a risk-free rate before tax in the relevant monetary zone.

In accordance with IAS 37, expense schedules were prepared and long-term provisions – in this case, provisions to restate landfills – were reduced following reanalysis and updating.

(8)

Restatements of long-term financial debt broke down as follows (in euro billions):

Long-term financial debt under French GAAP		12.6
TSAR (reclassification of minority interests)	(a)	0.3
Water securitization as at January 1	(b)	0.3
Impact debt at amortized cost	(c)	-0.1
Cross currency swap	(d)	0.2
Fair value hedge		0.1
Consolidation of ad-hoc entities	(b)	0.4
Public authority loans		0.1
COGEVOLT	(e)	0.7
FCC/USFilter debt reclassified as liabilities for sale		-0.4
Miscellaneous		0.1
IFRS Impacts		1.8
IFRS long-term financial debt		14.4

(a)

In December 2001, VEFO (Veolia Environnement Financière de l’Ouest) issued €300 million in subordinated loan notes redeemable by preference shares (TSAR), which will mature on December 28, 2006. Considering the characteristics of the TSARs, these securities were categorized as minority interests under French GAAP. Under IFRS, the TSARs will be categorized as debt instruments pursuant to an analysis under IAS 32 and 39.

(b)

Application of the SIC 12 interpretation led to the consolidation of securitization programs (€0.3 billion) and ad-hoc entities (€0.4 billion).

Under French GAAP, application of the French Financial Security Law resulted in the reconsolidation of securitization programs and ad-hoc entities beginning on January 1, 2004.

Back to Contents

(c)

Financial debt is categorized based on the interest rate method in effect, which led to the reclassification of repayment premiums and issuance costs as a reduction of liabilities.

(d)

Reassessment of a cross currency swap (under French GAAP) the value of which is recorded in “other non-current financial assets”.

(e)

Under French GAAP, “deferred income” includes payments made in respect of income from the securitization of future receivables in the energy services division (referred to as a  “COGEVOLT” transaction).  COGEVOLT transactions are used to help finance the cost of Dalkia’s co-generation plants. Since January 1, 1998, the proceeds have been amortized on an actuarial basis over the duration of these receivables, which ranges between 5 and 12 years.

Under IFRS, COGEVOLT transactions will be treated as additional financing and recognized as financial debt.

(9)

Restatements of short-term financial debt principally relate to the consolidation of operations of sales of “Dailly” receivables in France.

(10)

Activities sold – assets and liabilities relating to USFilter and FCC.  These transactions are described in paragraph “Successful completion of restructuring plan” above.

Shareholders’ Equity Transition Table

(in billions of €)		Group share	Minority
Shareholders’ equity under French GAAP		3.6	2.7
Reset of actuarial gains and losses to zero	(1)	-0.1	-
Contractual analysis	(2)	0.1	-
Financial instruments	(3)	-0.2	-
FCC sale		-	-0.7
Reclassification of TSARs	(4)	-	-0.3
Deferred tax		-0.1	-
IFRS Impacts		-0.3	-1.0
Shareholders’ Equity under IFRS		3.3	1.7

(1)

We reviewed our pension obligations and similar benefit commitments as part of the implementation of IAS 19.  No new material commitments were identified.

The restatement above reflects our decision to reset actuarial gains and losses to zero at January 1, 2004.

(2)

See “Contractual Analysis: IAS 17- IFRIC 4” below.

(3)

The early adoption of IAS 32 and IAS 39 by our company primarily resulted in the following:

•

allocation to shareholders’ equity of the value of treasury stock, representing an amount of €110 million;

•

accounting for financial debt at amortized cost;

•

recording of derivatives in the balance sheet at fair value and revaluation of items hedged by fair value hedge derivatives.

Under IAS 32 and IAS 39, all derivative financial instruments (including those embedded in other contracts) must be recorded in the balance sheet at their market value.

Variations in the market value of derivatives are recorded as reserves or as income depending on whether the derivative is used as a fair value hedge, a cash flow hedge or a net investment hedge (debt denominated in foreign currencies allocated to foreign investments), or is not used at all for hedging purposes.

(4)

See note 8(a) above relating to the analysis of TSARs under IFRS.

Back to Contents

Contractual Analysis: IAS 17- IFRIC 4

We provide environmental management services to municipal and industrial clients. In so doing, we manage numerous contracts with our municipal and industrial clients under which we operate assets that we return at the end of the contract. In certain cases, we may also be called upon to provide asset financing on behalf of these clients.

As part of the analysis conducted to implement IFRS, we were required to examine the “substance” of such contracts. For purposes of this examination, we relied on IAS 17 (Accounting for leases), and in particular on the interpretation thereof, IFRIC 4, published in December 2004.

IFRIC 4 (“Determining whether an arrangement contains a lease”) deals with how to consider and account for service agreements that, though not having the legal form of a lease, convey rights to use assets to customers in return for payments.  Under IFRIC 4, such service agreements are categorized as leases, which are then analyzed and accounted for as leases according to the criteria set forth in IAS 17 (risk and reward analysis).

In accordance with IAS 17, the contract operator becomes in this instance a lessor vis-à-vis its customers, to whom it transfers the risks and rewards of the activity.  As a result, the operator records a financial receivable to reflect the financing carried.

We conducted an analysis of our contract portfolio in light of these standards and interpretations, and identified three types of contracts:

Contracts covered by the IFRIC 4 interpretation

These contracts were analyzed pursuant to IAS 17 and, if the requirements were met, they were accounted for as financial receivables. Contracts that fell into this category included certain industrial contracts, Build, Operate & Transfer (BOT) contracts, incineration contracts and co-generation contracts. The restatement that ensued under IFRS resulted in a reclassification of these assets from “tangible assets” under French GAAP to “financial receivables” under IFRS, in an amount of approximately €1.6 billion.

Concession and affermage contracts

While we wait for the forthcoming accounting rules on concessions to be issued, we have chosen to retain our existing accounting methods for these contracts, except for certain restatements in terms of presentation. Accordingly, financial depreciation (amortissement de caducité), recorded under French GAAP as provisions for risks and charges, were reclassified as a deduction from tangible assets (as set forth in note (7) above). On the other hand, tangible assets recorded in connection with concession contracts, as well as related provisions (for renewal and total guarantee), continue to be recorded as liabilities as they were under French GAAP.

Other contracts

Tangible assets related to contracts falling in neither of the categories above continue to be recorded as tangible assets.  In accordance with IAS 16, the component-based approach was adopted.

Outlook

There remains a degree of uncertainty on some key IAS/IFRS standards and interpretations, in particular relating to the treatment of concessions.  We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Back to Contents

RESULTS OF OPERATIONS

Unless otherwise indicated, the following discussion relates to our French GAAP financial information.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue

Overview

We generated revenue of €24,673 million in 2004 (after application of the provisions of Article 23100 of French CRC Regulation 99-02 as described above), a decline of 13.7% from revenue of €28,603 million in 2003. Under the new scope of consolidation (as defined above), our revenue grew by 3.5% from €23,821 million in 2003 to €24,645 million in 2004 and, at constant exchange rates, by 4.4% to €24,862 million in 2004.  The negative impact of exchange rate fluctuations, which amounted to €218 million in 2004, was mainly due to the depreciation of the U.S. dollar (which accounted for €172 million), which traded at an average rate of exchange of $1.2462 per euro in 2004 compared to $1.1418 per euro in 2003.  The increase in revenue on a comparable basis is principally attributable to organic growth in 2004 of 3.9%.

The following table shows a breakdown of our revenue (according to Article 23100 of CRC Regulation 99-02 under French GAAP):

(in millions of €, except for %)	At December 31, 2004	At December 31, 2003	% change 2004/2003	Organic growth	External growth	Impact of exchange rate fluctuations
Revenue under new scope of consolidation	24,645	23,821	3.5%	3.9%	0.5%	-0.9%
Variation of the percent consolidation of Proactiva	+28	+79
FCC	-	+2,965
Assets sold in the U.S.	-	+1,738
Consolidated revenue	24,673(1)	28,603

(1) After application of the specific provisions of Article 23100 of French CRC Regulation 99-02 as described above.

The following table shows a breakdown of our revenue by division under the new scope of consolidation:

(in millions of €, except for %)	At December 31, 2004	At December 31, 2003	% change 2004/2003
Water	9,798.4	9,585.1	+2.2%
Waste Management	6,197.7	5,909.3	+4.9%
Energy Services	5,035.5	4,654.0	+8.2%
Transportation	3,613.0	3,673.1	-1.6%
Total new scope	24,644.6	23,821.5	+3.5%
Total new scope at constant 2003 exchange rate	24,862.4	23,821.5	+4.4%

Back to Contents

The following table shows a breakdown of our revenue by division in France and elsewhere under the new scope of consolidation:

	France			Outside France			Total
	———————————			———————————			———————————
(in millions of €, except for %)	2004	2003	%	2004	2003	%	2004	2003	%
	———	———	———	———	———	———	———	———	———
Water	6,095.5	6,115.8	(0.3%)	3,702.9	3,469.3	6.7%	9,798.4	9,585.1	2.2%
Waste Management	2,802.4	2,648.1	5.8%	3,395.3	3,261.2	4.1%	6,197.7	5,909.3	4.9%
Energy Services	3,074.7	2,912.6	5.6%	1,960.8	1,741.4	12.6%	5,035.5	4,654.0	8.2%
Transportation	1,466.5	1,346.2	8.9%	2,146.5	2,326.9	(7.8%)	3,613.0	3,673.1	(1.6%)
	———	———		———	———		———	———
Total	13,439.1	13,022.7	3.2%	11,205.5	10,798.8	3.8%	24,644.6	23,821.5	3.5%
	=======	=======		=======	=======		=======	=======

Revenue generated in France increased from €13,022.7 million in 2003 to €13,439.1 million in 2004, reflecting solid growth of more than 5% across all divisions except for water, which in 2003 recorded higher than normal revenue due to the heatwave that struck most of France.

Revenue generated outside France increased by 3.8% to €11,205.5 million in 2004 (compared to €10,798.8 million in 2003), and by 5.8% at constant exchange rates. Growth in our water, waste management and energy services divisions was particularly strong and helped contribute to the overall positive result. This growth was offset, however, by a decline in revenue outside France for our transportation division, which was due to the loss of the Connex South Eastern license in the United Kingdom.

The following table shows a breakdown of our revenue by division and by geographical regions outside of France under the new scope of consolidation:

(in millions of €)	Europe (outside France)		Americas		Rest of World		Total
	2004	2003	2004	2003	2004	2003	2004	2003
Water	1,990.7	2,061.8	561.7	395.2	1,150.5	1,012.3	3,702.9	3,469.3
Waste Management	1,566.4	1,457.5	1,303.3	1,339.5	525.6	464.2	3,395.3	3,261.2
Energy Services	1,876.4	1,670.0	47.9	40.7	36.5	30.7	1,960.8	1,741.4
Transportation	1,598.1	1,994.3	276.7	190.3	271.7	142.3	2,146.5	2,326.9
	———	———	———	———	———	———	———	———
Total	7,031.6	7,183.6	2,189.6	1,965.7	1,984.3	1,649.5	11,205.5	10,798.8
	=======	=======	=======	=======	=======	=======	=======	=======

Revenue from Europe outside France remained stable due to the loss of the Connex South Eastern license in 2003, which was offset by growth in our other divisions. Excluding the effect of the loss of Connex South Eastern, our revenue from Europe outside France grew by 7.4%, and by 7.2% at constant exchange rates.

The principal factors contributing to this increase were:

•

expansion in our waste management activities in the UK and Northern Europe,

•

expansion in our energy services activities in Italy and the UK,

•

development of our transportation activities in Eastern Europe, and

•

growth in our water activities in Germany.

In the Americas, revenue increased by 21% at constant exchange rates, due primarily to the full-year impact of our operations under the Boston transportation contract and our other new development in the transportation division.

Back to Contents

In the rest of the world, revenue increased by 20.3%, due primarily to new contracts won by our water division in China, a solid performance by our waste management division and our operations under the newly renewed and expanded Melbourne contract in our transportation division.

Water*

Our water business generated revenue of €9.8 billion in 2004, an increase of 2.2% compared with 2003, despite the negative impact of fluctuations in currency exchange rates (which represented a 0.8% decline in revenue). At constant exchange rates, revenue from our water business grew by 3.0% in 2004, including the 0.5% positive impact of external growth.  As a result, our water business recorded organic growth of 2.5%, which is primarily attributable to the following:

•

In France, revenue was affected by weather conditions that were much less favorable than in 2003, which led to a reduction in our billings for payments collected on behalf of local water authorities (third-party revenues) during 2004.  Nevertheless, our business benefited from an excellent rate of contract renewals and an important contribution from new contracts and complementary services.  Revenue growth came to 1%.  However, when adjusted for the reduction in total billings collected from local water authorities, revenue grew by 2.6%.

•

Outside France, excluding Veolia Water Systems, organic growth remained strong at nearly 9%.  Our business benefited from highly favorable trends across Europe and from the commencement of operations under new contracts won in the Asia-Pacific region (representing organic growth of 19%).  The activities we retained in the United States also performed well.

•

Revenue posted by Veolia Water Systems declined slightly by 2.7% at comparable scope and constant exchange rates, due to measures we undertook both in France and elsewhere to refocus on more profitable contracts.

Waste Management

Our waste management business generated revenue of €6.2 billion in 2004, an increase of 4.9% compared with 2003, despite the negative impact of fluctuations in currency exchange rates relating to the U.S. dollar in particular (which represented a 2.1% decline in revenue). At constant exchange rates, waste management revenue increased by 7.0% compared with 2003, despite negative external growth of 0.2%. Organic growth of 7.2% in our waste management business was primarily attributable to the following:

•

In France, despite a challenging economic environment, the expansion of waste collection, sorting and waste-to-energy activities as well as an overall improvement in service offerings helped to lift organic revenue growth to 6.6%.

•

Total revenue growth outside France, excluding Latin America (Proactiva), was nearly 8% at comparable scope and constant exchange rates.  Business in Northern and Central Europe (in particular in the United Kingdom, Norway and the Czech Republic) posted continued strong growth.  In the United States, our solid waste and industrial services activities recorded a strong performance. Our operations in Asia continued to benefit from satisfactory growth in volumes, especially in Hong Kong. Revenue in Australia posted a tangible increase following expansion in New South Wales and Queensland.

Energy Services

Our energy services business generated revenue of €5.0 billion in 2004, an increase of 8.2% compared with 2003. Revenue growth resulted mainly from organic growth of 7.2%, and to a small extent from 1% in external growth (principally relating to the acquisition of Giglio in Italy). Organic growth of 7.2% in our energy services business was primarily attributable to the following:

•

Revenue in France grew by 5.9% as a result of expansion in business, in particular with industrial customers, and the entry into service of cogeneration plants.

•

Outside France, organic revenue growth was 9.6%.  Expansion was particularly strong in Southern Europe (organic growth in Italy ran at nearly 18% due to new contract wins, while overall growth came to 29% due primarily to the acquisition of Giglio) and in the UK (growth of 12.6% at comparable scope and constant exchange rates).

* Under new scope of consolidation.

Back to Contents

Transportation

Our transportation business generated revenue of €3.6 billion in 2004, a 1.6% decrease compared with 2003. This decrease was primarily due to negative organic growth of 1.9% and the impact of fluctuations in currency exchange rates (which represented a 0.5% decline in revenue), which was partially offset by external growth of 0.8%.  At constant exchange rates, revenue from our transportation business decreased by 1.1% compared with 2003.  Negative organic growth of 1.9% in our transportation business was primarily attributable to the discontinuation of rail and bus operations in the United Kingdom in November 2003.  Excluding the impact of this discontinuation, organic growth came to 14.7%, which was primarily attributable to the following:

•

In France, organic revenue growth of 8% was due to both business expansion as well as contract renewals or expansions.

•

Outside France, excluding the impact of the operations discontinued in the UK, organic growth was up 19.6%.  Connex benefited in particular from the full-year impact of operations under the Boston contract, rail contracts won in Germany and the renewal and expansion of the Melbourne contract in Australia.

Operating Income (Loss) before Amortization and Depreciation of Goodwill and Indefinite Life Intangible Assets  and Restructuring Costs (EBIT)

Overview

Our operating income (loss) before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (which we refer to as EBIT in our consolidated financial statements, as permitted by French accounting principles) decreased from €1,750.9 million in 2003 to €1,616.9 million in 2004 (after application of the provisions of Article 23100 of French CRC Regulation 99-02 as described above). Under the new scope of consolidation, our EBIT increased by 12.4% from €1,437.4 million in 2003 to €1,615.8 million in 2004, and at constant exchange rates by 13.5% to €1,631.6 million in 2004.

The following table shows a breakdown of our EBIT (according to Article 23100 of CRC Regulation 99-02 under French GAAP):

(in millions of €, except for %)	At December 31, 2004	At December 31, 2003	% change 2004/2003
EBIT under new scope of consolidation	1,615.8	1,437.4	+12.4%
Variation of the percent consolidation of Proactiva	+1.1	+0.8
FCC	-	+275.3
Assets sold in the U.S.	-	+37.4
Consolidated EBIT	1,616.9(1)	1,750.9

(1) After application of the provisions of Article 23100 of French CRC Regulation 99-02 as described above.

Back to Contents

The following table shows a breakdown of our EBIT by division under the new scope of consolidation:

(in millions of €, except for %)	At December 31, 2004	At December 31, 2003	% change 2004/2003
Water	830.3	743.2	+11.7%
Waste Management	455.8	382.5	+19.2%
Energy Services	295.8	274.4	+7.8%
Transportation	103.3	92.6	+11.5%
Holding Company Costs	(69.4)	(55.3)	+25.5%
Total new scope	1,615.8	1,437.4	+12.4%
Total new scope at constant 2003 exchange rate	1,631.6	1,437.4	+13.5%

Water*

EBIT of our water division amounted to €830.3 million in 2004, an 11.7% increase from the €743.2 million recorded in 2003. At constant exchange rates, EBIT increased by 12.2% in 2004, which was primarily attributable to the following:

•

In France, the profitability of our water division decreased slightly in 2004, given that weather conditions were less favorable than in 2003 (when a heatwave struck most of France).  However, this was almost entirely offset by our continued pursuit of productivity and cost-control measures in France.

•

Outside France, operating margins improved due primarily to an increase in tariffs under the Berlin water contract. In the rest of Europe, EBIT increased in Germany, the Czech Republic and Romania.  In Asia, our operations under new contracts are beginning in accordance with development plans.  In the United States, we implemented a new organizational structure for the U.S. assets we decided to retain.  Engineering and technology activities within our water division benefited from a strategy aimed at choosing contracts more selectively, and also recorded a significant increase in profitability.

As a result of these factors, our water division’s EBIT/revenue ratio increased from 7.7% in 2003 to 8.5% in 2004.

Waste Management

EBIT of our waste management division amounted to €455.8 million in 2004, a 19.2% increase from the €382.5 million recorded in 2003. At constant exchange rates, EBIT increased by 22.4% in 2004, which was primarily attributable to the following:

•

In France, results were strong due to the impact of several profitability measures and rationalization of operating processes that occurred over the past few years, in particular in the areas of collection, incineration and hazardous waste activities.  Our waste management division has also attempted to refocus itself on the provision of high value-added services.

•

Outside France, EBIT increased noticeably in Northern Europe.  In the United Kingdom, for example, our waste management division benefited from an improvement in the profitability of municipal contracts and the impact of large integrated contracts, while in Norway the division’s recycling activities yielded favorable results. In the United States, EBIT increased due primarily to industrial service activities.

As a result of the general improvement in profitability, our waste management division’s EBIT/revenue ratio increased from 6.6% in 2003 to 7.4% in 2004.

* Under new scope of consolidation.

Back to Contents

Energy Services

EBIT of our energy services division amounted to €295.8 million in 2004, a 7.8% increase at current and constant exchange rates from the €274.4 million recorded in 2003.  The increase was primarily attributable to the following:

•

In France, EBIT improved due in particular to continued strengthening of work organization.

•

Outside France, EBIT increased strongly in Italy due to the twin effects of new commercial development and efforts to improve profitability.  EBIT also increased in Eastern Europe, benefiting from the commencement of operations under new contracts won over the past two years, in particular in Poland and the Baltic region.

As a result of these factors, our energy services division’s EBIT/revenue ratio remained stable at 5.9% in 2004.

Transportation

EBIT of our transportation division amounted to €103.3 million in 2004, an 11.5% increase compared with 2003. At constant exchange rates, EBIT increased by 12.5% in 2004, which was primarily attributable to the following:

•

In France, businesses performed well, in particular the inter-city transportation business.

•

Outside France, results improved noticeably due to profits realized under the Boston contract, the initial effects of the newly expanded Melbourne contract and contract negotiations in Germany. This improvement was offset, however, by difficulties encountered in the Scandinavian market, which involved bus activities in Sweden and Denmark and an operating deficit by the Norland Trafic railway line in Sweden.

As a result of these factors, the transportation division’s EBIT/revenue ratio increased from 2.5% in 2003 to 2.9% in 2004.

EBIT by Region

The following table shows a breakdown of our EBIT by geographical region under the new scope of consolidation:

	At December 31,
(as a % of EBIT)	2004	2003
France	41%	38%
Europe (except France)	42%	47%
Americas	7%	8%
Rest of World	10%	7%
Total	100%	100%

Assets disposals in the United States and Spain have led to an increase in the proportional contribution to EBIT of our activities in France.

Back to Contents

EBIT margins (EBIT/revenue ratio)

EBIT margins (under the new scope of consolidation) improved in different divisions due to an improvement in operating performances, and broke down as follows:

	At December 31,
	2004	2003
Water	8.5%	7.7%
Waste Management	7.4%	6.6%
Energy Services	5.9%	5.9%
Transportation	2.9%	2.5%
Total new scope	6.6%	6.0%

Operating Expenses

The following table shows a breakdown of our operating expenses in 2004 (new scope) and 2003:

	At December 31,
(in millions of €)	2004	2003
Personnel Costs	7,424	8,569
Depreciation and Reserves	1,478	1,719
Other Expenses	14,247	16,646
Total	23,149	26,934

Amortization of Goodwill and Depreciation of Intangible Assets with Indefinite Lives

Our amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives decreased from €2,424.5 million in 2003 to €253.3 million in 2004.  Amortization charges in 2004 included a write-off of €70.0 million of goodwill for our transportation division in various parts of the Scandinavian market. Other write-offs (amounting to €36.4 million) involved mainly the waste management (€19.0 million) and energy services (€14.9 million) divisions, in light of the market environment in 2004 and our prospects for our markets.

In 2003, amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives amounted to €2,424.5 million, principally due to our write-off in the first half of 2003 of €2,091.3 million of goodwill recorded in connection with the acquisition of USFilter and several trademarks held by USFilter (which are recorded as intangible assets with an indefinite life) following our reorganization of our U.S. water activities and the contemplated divestment of several of these activities, including the “Equipment–short-term contracts” and “Consumer & Commercial” units of USFilter. In addition, in light of the market environment in 2003 and our prospects for our markets, in 2003 we wrote-off goodwill amounting in the aggregate to €123.6 million, of which €36 million was recorded in several engineering subsidiaries of our water division, €21.6 million in our German waste management operations and €18.8 million our energy services activities. This €123.6 million write-off of goodwill also included a charge of €9.7 million in our transportation division due to the termination of the Connex South Eastern license, and charges of €24.2 million relating to FCC, notably with respect to its cement activities in the U.S.

Restructuring Costs

Our restructuring costs decreased from €93.3 million in 2003 to €51.0 million in 2004. Restructuring costs in 2004 related mainly to:

•

€28.5 million accrued in our water division, due primarily to the implementation of restructuring plans for subsidiaries, including Veolia Water Systems (€8.5 million), Novo in Berlin (€8.0 million) and Apa Nova Bucuresti in Bucharest (€3.1 million). Various other restructuring charges amounted to less than €2 million each;

•

€17.1 million accrued in our energy services division, of which €10.6 million and €6.5 million related to employee termination costs in France and abroad, respectively;

•

€2.7 million accrued in our waste management division; and

•

€2.7 million accrued in our transportation division.

Back to Contents

Restructuring costs in 2003 related mainly to:

•

€31.5 million accrued in our transportation division, of which €20.9 million relate to the additional costs incurred in connection with the loss of the South Eastern license in the United Kingdom, which were fully paid in 2003 to obtain the release of our financial obligations under the license.  Most of the remaining balance relates to the reorganization of our German transportation activities (€3.6 million);

•

€33.9 million accrued in our water division, including €12.7 million recorded by USFilter’s subsidiaries in the United States in connection with various profitability measures (particularly in its engineering activities), €9.8 million relating to Veolia Water’s engineering activities (particularly in the Benelux region), and €4.0 million in connection with changes in the management of the Africa and Middle East region;

•

€15.1 million accrued in our energy services division, of which €14.6 million were recorded in France and the remaining €0.5 million elsewhere; and

•

€12.6 million accrued in our waste management division, including €5.0 million in costs associated with a reorganization plan in the United States.

Operating Income

Operating income is defined as EBIT after amortization and depreciation of goodwill and intangible assets with indefinite lives and restructuring costs.  It is therefore affected by exceptional write-offs of goodwill and market shares.  We recorded operating income of €1,312.6 million in 2004, compared to an operating loss of €766.9 million in 2003. Our operating loss in 2003 is mainly attributable to the write-off of goodwill and indefinite life intangible assets associated with the acquisition of USFilter recorded in our water division in the first half of 2003.

The following table shows a breakdown of our operating income by division:

	At December 31,
(in millions of €)	2004	2003	% Change
Water(1)	744.8	(1,456.3)	n.a.
Waste Management(1)	384.0	292.8	31%
Energy Services	233.7	210.3	11%
Transportation	13.9	33.4	(58%)
FCC(2)	--	209.7	n.a.
Holding Company and Proactiva	(63.8) _________	(56.8) _________	12%
Total	1,312.6	(766.9)	n.a.

______________________________________

(1)

Excluding the results of Proactiva’s water and waste management activities, as applicable.

(2)

Figures reflect our consolidated 49% share of FCC’s operating income.

Financial Income (Expense), Net

Our net financial income (expense) includes dividends received, profit or loss on sales of marketable securities, foreign exchange profit or loss and financing costs. We incurred net financial expense of €635.0 million in 2004, compared to net financial expense of €749.9 million in 2003.  The decrease in net financial expense was partially due to a continued decline in our financing costs, from €623.7 million in 2003 to €602.1 million in 2004. It was also equally due to a reduction in net accruals of reserves, which fell from €134.1 million in 2003 to €45.8 million in 2004.

The decrease in our financing costs is principally attributable to a reduction in our outstanding indebtedness, which offset an increase in the average cost of our debt from 4.31% in 2003 to 4.63% in 2004. The increase in the average cost of our debt resulted from an extension in the maturity of debt, the implementation of fixed-rate hedges in 2004 and the investment of proceeds resulting from asset sales into short-term money market instruments (to be used for the redemption of our outstanding convertible bonds (OCEANEs) on January 3, 2005).

Back to Contents

Excluding the impact of our financing costs, we recorded net financial expense of €32.9 million in 2004, compared to net financial expense of €126.2 million in 2003.  The other principal components of financial income and expense in 2004 were the following:

•

a capital gain of €44.4 million from the sale of shares of Vinci, as well as a capital gain of €7.8 million from the sale of shares of Rome Vendôme (compared to a capital gain of €30.5 million in 2003 from the sale of shares of Vinci),

•

a write back of reserves of €3.6 million relating to shares of our company held as treasury stock (compared to net accrual of reserves of €61.1 million in 2003, including a €69.8 million reserve accrued in connection with several financial credits held by USFilter),

•

the amortization of €34.7 million in redemption premium (stable compared to €34.1 million in 2003), a substantial part of which corresponds to redemption premium on our convertible bonds, or OCEANEs (€30.2 million),

•

the amortization of €18.8 million in borrowing costs, a slight increase compared to 2003 (€14.0 million),

•

commissions paid to financial institutions amounting to €9.6 million (compared to €13.0 million in 2003), and

•

a net foreign exchange loss of €19.9 million (compared to €7.8 million in 2003).

Other Income (Expense)

We record non-recurring income and charges as “other income (expense).” We define non-recurring income and charges as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of our operations, including capital gains and losses recorded in connection with the sale of our subsidiaries and assets.  We recorded net other expense of €57.3 million in 2004, compared to €62.4 million in 2003.

Our net other expense in 2004 principally resulted from:

•

a €55.2 million capital loss recorded in connection with the sale by Berlin Water of telecommunications operator Berlikomm,

•

a €13.8 million settlement paid to resolve a dispute relating to a failed acquisition in Italy,

•

other insignificant charges.

Our net other expense in 2003 resulted from the €65.0 million in capital losses recorded in connection with the sale of several of USFilter’s activities (including the impact of fluctuations in exchange rates on the sales proceeds) and reserves accrued in respect of USFilter activities in the process of being sold, a €28.3 million reserve accrued in respect of companies in the United Kingdom to be sold following our strategic decision to withdraw from the U.K. transportation market, and a €21.6 million reserve accrued by FCC in respect of the sale of Grubar Hotels.  These capital losses and reserves more than offset net capital gains of €52.5 million from various divestments in 2003.  Our net capital gains resulted primarily from a €30.8 million gain on the sale of our interest in Wyuna and a €40.8 million gain on the sale by FCC of Compañía de Energía Hydroeléctrica de Navarra.

Income Tax Expense

Our income tax expense in 2004 was €182.4 million, compared to €274.4 million in 2003. Our 2004 income tax expense is composed of a tax charge of €226.0 million, partially offset by €43.6 million in deferred income tax benefits (compared to €352.2 million and €77.8 million, respectively, in the 2003 accounts). In 2004, this tax expense does not take into account tax charges on divestments, which are included in the net income for discontinued operations.

While our profitability has improved, our average tax rate (calculated on the basis of income tax before taxes on income resulting from minority interests and before amortization and depreciation of goodwill and intangible assets with indefinite life) has decreased from 32.5% in 2003 to 20.9% in 2004. This decrease is due to the effect of tax synergies of our U.S. and French businesses. Further, the improvement in operating profitability has had a favorable impact on tax planning. We believe that we should be able to record additional deferred tax

Back to Contents

assets in the future, in particular in the area of fiscal year losses which were not taken into account in the balance sheet in 2003.

Our Share in Net Earnings of Companies Accounted for by the Equity Method

Our share in net earnings of companies accounted for by the equity method reached €22.4 million in 2004, compared to €44.4 million in 2003. The largest contributions were made by companies accounted for by Onyx using the equity method (€9.1 million), Veolia Water (€5.8 million) and Proactiva (€5.0 million). The decrease in our share of net earnings of equity investees in 2004 compared to 2003 is primarily attributable to the sale of FCC in 2004, which in 2003 contributed €30.7 million to our share of net earnings of equity investees.

Minority Interests

Our income allocable to minority interests totaled €127.1 million in 2004, compared to €245.5 million in 2003. The principal minority interests in 2004 are related to our water subsidiaries (€42.4 million), our energy services subsidiaries (€44.9 million), our waste management subsidiaries (€18.1 million) and our transportation subsidiaries (€12.7 million). The decrease in income allocable to minority interests in 2004 compared to 2003 is primarily attributable to the sale of FCC in 2004.

The principal minority interests in 2003 were related to FCC (€111.9 million), our water subsidiaries (€61.2 million, mainly related to Berlin Water), our energy services subsidiaries (€41.4 million), our waste management subsidiaries (€15.5 million), our  transportation subsidiaries (€11.3 million) and Proactiva (€(5.8) million).

Income (loss) from discontinued operations

(in millions of €)	Water activities in the U.S.	FCC	Total

Net income of businesses sold	0.2	36.0	36.2
Capital gains or losses	(47.2)	36.1	(11.1)
Taxes	(201.7)	(31.2)	(232.9)
Income (loss) from businesses sold	(248.7)	40.9	(207.8)

The net income from U.S. businesses sold (€0.2 million) includes the effect of restructurings related to the sale of these assets. The capital loss incurred takes into account the price adjustments negotiated with buyers.

Income (loss) related to USFilter was heavily influenced by the tax consequences of the U.S. asset sale, such that:

•

we recorded a €63.5 million charge relating to our use of deferred tax assets in connection with the sale;

•

moreover, as a result of tax regulation in France, currency gains and losses on loans and debts are taxed without taking into account the effects of currency fluctuations on equity.  Consequently, a French tax charge of approximately €138 million was imposed on the sale of U.S. assets.  In previous fiscal years, this tax charge has been deducted directly from a currency transaction adjustments reserve in accordance with consolidation rules relating to net foreign investments. This €138 million tax charge therefore has no impact on shareholders’ equity.

Regarding FCC, it contributed to net income for a 9-month period. The sale of FCC yielded a consolidated capital gain of €36.1 million.  Further, we paid €31.2 million to Spanish tax authorities during 2004 relating to the sale of FCC, in accordance with a tax treaty between France and Spain.

Back to Contents

The principal components of the profit and loss accounts for discontinued operations for the year ended December 31, 2004 are the following:

(in millions of €)	Water activities in the U.S.	FCC	Total

Revenues	878.3	1,488.7	2,367.0
EBIT	26.0	131.6	157.6
Operating income	25.2	111.6	136.8
Financial income (expense), Net	(5.0)	(4.3)	(9.3)
Other income (expense)	-	(19.2)	(19.2)
Income tax expense	(7.9)	(37.4)	(45.3)
Equity in net income of affiliates	(12.1)	29.5	17.4
Minority interests	-	(44.2)	(44.2)
Consolidated net income (loss) of businesses sold	0.2	36.0	36.2

Consolidated Net Income (Loss)

We recorded consolidated net income of €125.4 million in 2004 (with a positive contribution of €333.2 million from businesses that we have decided to retain in the future), compared to a consolidated net loss of €2,054.7 million in 2003.  Excluding the impact of our €2,214.9 million write-off of goodwill and intangible assets in 2003, the increase in our consolidated net income for 2004 compared to 2003 is principally due to the improved performance of our businesses (yielding a positive effect of €133 million), which was partially offset by an increase in the average cost of financing (yielding a negative effect of €27 million).

Based on our average number of shares outstanding during each period (406.4 million in 2004 compared to 405.0 million in 2003) and the number of treasury shares not taken into account in our consolidated net position in each period (4.2 million), we recorded net earnings per share of  €0.31 in 2004, compared to a net loss per share of €(5.13) in 2003.

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

Back to Contents

The following table shows a breakdown of our revenue by division in France and elsewhere:

	France			Outside France			Total
	———————————			———————————			———————————
(in billions of €, except for %)	2003	2002	%(2)	2003	2002	%(2)	2003	2002	%(2)
	———	———	———	———	———	———	———	———	———
Water	6.1	6.2	(1.4%)	5.2	7.1	(26.3%)	11.3	13.3	(14.7%)
Waste Management	2.7	2.5	4.1%	3.3	3.6	(7.6%)	6.0	6.1	(2.7%)
Energy Services	2.9	3.0	(2.0%)	1.8	1.6	9.0%	4.7	4.6	1.8%
Transportation	1.3	1.3	6.2%	2.3	2.1	8.0%	3.6	3.4	7.3%
FCC(1)	–	–	–	3.0	2.7	11.7%	3.0	2.7	11.7%
	———	———		———	———		———	———
Total	13.0	13.0	0.3%	15.6	17.1	(8.8%)	28.6	30.1	(4.9%)
	=======	=======		=======	=======		=======	=======

___________________________________________

(1)

Figures reflect a 49% share of FCC’s revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. See “—Overview—Major Developments in 2003—Relationship with FCC.”  Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 28A to our consolidated financial statements.

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

The following table shows a breakdown of our revenue by division and by geographical regions outside of France:

(in billions of €)	Euro zone outside France		Europe out-side euro zone		Americas		Rest of World		Total
	————		————		————		————		————
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Water	1.1	1.1	0.9	1.2	2.2	3.7	1.0	1.1	5.2	7.1
Waste Management	0.3	0.2	1.2	1.3	1.4	1.6	0.5	0.5	3.3	3.6
Energy Services	0.8	0.6	0.9	0.9	-	-	-	0.1	1.8	1.6
Transportation	0.6	0.5	1.4	1.4	0.2	0.1	0.2	0.1	2.3	2.1
FCC(1)	2.8	2.5	-	0.1	0.1	0.1	-	-	3.0	2.7
Total	5.6	4.9	4.4	4.9	3.9	5.5	1.7	1.8	15.6	17.1

___________________________________________

(1)

Figures reflect a 49% share of FCC’s revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. See “—Overview—Major Developments in 2003—Relationship with FCC.”  Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 28A to our consolidated financial statements.

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

Back to Contents

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

Back to Contents

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

______________________________________

(1)

Figures reflect a 49% share of FCC’s EBIT. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. See “—Overview—Major Developments in 2003—Relationship with FCC.”  Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 28A to our consolidated financial statements.

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

Back to Contents

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

Back to Contents

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

Back to Contents

Operating Income

We recorded an operating loss of €766.9 million in 2003, compared to operating income of €1.6 billion in 2002.  Our operating loss in 2003 is mainly attributable to the write-off of goodwill and indefinite life intangible assets associated with the acquisition of USFilter recorded in our water division in the first half of 2003.

The following table shows a breakdown of our operating income by division:

	At December 31,
(in millions of €)	2003	2002	% Change
Water(1)	(1,456.3)	869.9	n.a.
Waste Management(1)	292.8	325.4	(10%)
Energy Services	210.3	200.2	5%
Transportation	33.4	88.3	n.a.
FCC(2)	209.7	204.2	2.7%
Holding Company and Proactiva	(56.8)	(100.5)	n.a.
Total	(766.9)	1,587.5	n.a.

______________________________________

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

Excluding the impact of our financing costs, we recorded net financial expense of €126 million in 2003, compared to net financial income of €32.8 million in 2002.  The principal components of our financial income and expense in 2003 were the following:

•

a capital gain of €30.5 million from the sale of shares of Vinci held by us (compared to a capital gain of €110.3 million in 2002 from the sale of our participation in Philadelphia Suburban Corporation),

•

the accrual of reserves on financial assets amounting to, net of reserves reversed or released over the same period, €61.1 million, including a €69.8 million reserve accrued in connection with several financial credits held by USFilter (compared to €62.5 million in reserves accrued in 2002, of which €32.2 million related to shares of our company that we held as treasury stock and €30.3 relating to various financial assets),

•

the amortization of €34.1 million in redemption premium (compared to €33.4 million in 2002), a substantial part of which corresponds to redemption premium on our convertible bonds (OCEANEs),

•

the amortization of €14.0 million in bond issuance costs (compared to €13.5 million in 2002),

•

commissions paid to financial institutions amounting to €13.0million (compared to €28.5 million in 2002), and

•

a net foreign exchange loss of €7.8 million (compared to a gain of €44.0 million in 2002).

Back to Contents

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

Back to Contents

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

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash flow from operating activities includes funds generated from operations and changes in operating assets and liabilities.  Net cash flow from operating activities remained nearly unchanged in 2004, decreasing from €3,098 million in 2003 to €3,036 million in 2004, due primarily to net changes in our working capital requirements of €69 million.  Excluding the impact of our securitization and receivable sales program, working capital requirements decreased by €341 million in 2004 compared to a decrease of €151 million in 2003, reflecting continued improvement in our monitoring and control of working capital needs across our divisions as a result of efforts that began in 2003.  Excluding net changes in working capital requirements, net cash flow from operating activities was stable in 2004 at €2,707 million, compared to €2,701 million in 2003. This stability was the result of the following factors that offset each other:

•

disposals that led to a decrease in cash flow of €288 million;

•

fluctuations in currency exchange rates that led to a decrease in cash flow of €30 million; and

•

improvement in our operating performance that led to an increase in cash flow of €324 million.

Net cash flow from investing activities includes cash flows resulting from acquisitions and divestitures of tangible and financial assets, acquisitions and disposals of businesses, equity-method investments and net changes in long-term and short-term loans made by our company in connection with its activities.  Cash outflows from investing activities were €760 million in 2004, compared to an outflow of €3,112 million in 2003.  Our cash outflow in 2004 primarily resulted from €2,315 million in cash used in industrial investments (compared to €2.5 billion in 2003), €334 million in financial investments (compared to €474 million in 2003) and €278 million in purchases of marketable securities (compared to €929 million in 2003). These investments were largely financed through the cash generated by asset disposals in 2004 of €2,130 million (compared to €720 million in 2003).

Net cash outflow from financing activities was €1,030 million in 2004, compared to a net cash inflow of €441 million in 2003.  Net cash outflow from financing activities in 2004 is primarily attributable to the repayment of long-term financial debt in connection with our efforts to reduce our total outstanding net indebtedness.  Net cash inflow from financing activities in 2003 is primarily attributable to additional short-term borrowings and long-term debt incurred by our company (which were used to reduce existing long-term debt) in the context of the implementation of our financing policy for 2003.

Sources of Funds

Financings

The main credit rating agencies, Moody’s and Standard & Poor’s, have assigned investment-grade credit ratings to our company.  In September 2003, Moody’s confirmed our credit ratings (Baa1 for our long-term debt and P-2 for our short-term debt) and its “stable” outlook on our company.  In September 2004, Standard & Poor’s also confirmed our credit ratings (BBB+ for our long-term debt, BBB for our EMTN program and A-2 for our short-term debt) and changed its outlook on our company from “positive” to “stable.”  See “Item 8. Financial Information—Significant Changes” for further developments relating to our credit ratings since January 1, 2005.

In 2004, we sought to strengthen our finances.  Actions undertaken fell into the following three categories:

•

continued implementation of a policy to extend the average maturity of indebtedness;

•

elimination of financial debt covenants (interest coverage ratio and debt coverage ratio) in syndicated credit and bilateral credit lines;

•

extension of the average maturity of available cash.

Our main financing activities in 2004 included:

•

Implementation of a syndicated credit facility in the amount of €3.5 billion in February 2004.  In order to optimize our liquidity, we decided to replace our two existing syndicated credit facilities (one arranged by Société Générale with €2,164.7 million outstanding due on November 3, 2004, and another arranged by Deutsche Bank with €2,250 million outstanding due on March 13, 2006) with a single €3.5 billion 5-year syndicated credit facility on February 19, 2004.  This new syndicated credit facility, which extends the average maturity of our debt and improves our cost of financing, does not contain any interest and debt coverage ratios that could trigger an early repayment of the facility.

Back to Contents

•

Renegotiation of bilateral credit lines. We pursued negotiations to further extend the maturity of our existing bilateral credit lines and eliminate any interest and debt coverage ratios that could trigger an early repayment.

•

A 22-year bond issuance in the United Kingdom by Three Valleys, a British water subsidiary. This 200 million British pounds bond issuance (issued on July 13, 2004 at a fixed rate of 5.875%) was undertaken in order to align this subsidiary’s debt with its future cash flows, and to repay an intra-group loan.

•

Implementation of a letters of credit facility in the U.S. for US$1.5 billion in order to assist in the development of our activities in the U.S.

Finally, to optimize the management of our working capital, we renewed a receivables sales program in 2004, under which we had sold €825 million in receivables as of December 31, 2004.  We do not assume any obligation to guarantee or otherwise provide funds to cover shortfalls in collections in respect of sold receivables.

The following table shows our total outstanding financial debt, net of cash and other financial assets, at December 31, 2004 and 2003.

	At December 31,
	2004	2003
	(in millions of €)
Long-Term Financial Debt	10,801.4	12,586.4
Short-Term Financial Debt	5,120.2	3,826.7
	——————	——————
Total Financial Debt	15,921.6	16,413.1
	——————	——————
Long-Term Loans	417.2	409.9
Short-Term Loans	394.6	457.9
Other Marketable Securities	1,678.1	1,202.6
Cash and Cash Equivalents	3,635.1	2,538.4
	——————	——————
Total Financial Assets	6,125.1	4,608.8
	=============	=============
Total Net Debt	9,796.5	11,804.3

Because our total net financing costs include all of our financial income, net of charges, our net debt takes into account all financial assets that generate financial income, including our short-term and long-term loans and our marketable securities and cash.

The following table lists the aggregate maturities of our long-term debt at December 31, 2004:

		Payments Due by Period ——————————————
(in millions of €)	Total	Less than 2 years	2 to 5 years	Over 5 years
	————	————	————	————
Bank Loans	4,579.9	867.7	1,699.8	2,012.4
Bonds	6,221.5	49.4	1,982.9	4,189.2
	————	————	————	————
Total	10,801.4	917.1	3,682.7	6,201.6
	=========	=========	=========	=========

We monitor the liquidity of our group in coordination with designated managers at the relevant operating level.  We centralize the incurrence and management of new material financings of our group in order to steer our present and future liquidity to optimum levels.  We satisfy our financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets.

Back to Contents

At December 31, 2004, we had the following sources of funds available:

millions of €
Our Company
Undrawn Portion of Medium-Term Syndicated Loans	3,500.0
Undrawn Medium-Term Credit Lines	915.0
Undrawn Short-Term Credit Lines	643.1
Marketable Securities	1,611.7
Cash and Cash Equivalents	2,416.5
——————
Our Subsidiaries
Marketable Securities	66.4
Cash and Cash Equivalents	1,218.7
=============
Total	10,371.4

As of December 31, 2004, we had sources of funds available that totaled €10.4 billion, of which €5.3 billion was comprised of marketable securities and cash and cash equivalents.  During 2004, we undertook several actions to optimize our liquidity. The particularly high level of liquidity of our group as of December 31, 2004 was due to the retention of proceeds from assets sales conducted during 2004, so as to be able to finance:

•

the redemption of our outstanding convertible bonds (OCEANEs) maturing on January 3, 2005, which we redeemed for €1,535.3 million, including a repayment premium of €91 million; and

•

the acquisition of Braunschweig BV-AG on January 7, 2005, for an amount totaling €372 million.

Further, we restructured our bilateral credit lines and syndicated credit facilities during 2004, which included the following actions in particular:

•

replacement of our two existing syndicated credit facilities with a single €3.5 billion 5-year syndicated credit facility on February 19, 2004, as described above;

•

renegotiation of short and medium-term credit lines so as to eliminate financial ratio covenants, extend their maturity and reduce borrowing costs; and

•

cancellation of a US$650 million syndicated credit facility in favor of Onyx Waste Services.

Since December 31, 2004, we have refinanced the debt incurred in connection with our acquisition of Berlin Water, which consisted of a €600 million loan in favor of RWE/Veolia Berliner Wasser Beteiligungs AG RVB due to mature on January 15, 2005.  This loan was refinanced in order to extend its maturity by three years; accordingly, it is now due to mature on January 13, 2008. This loan is guaranteed by our company, and does not contain any interest coverage or debt payout ratios.

The undrawn amount under our credit lines stood at €5.1 billion as of December 31, 2004, compared to €7 billion as of December 31, 2003. The actions taken above allowed us to extend the average maturity of our available sources of funds and to optimize their amount and cost. Available sources of funds after redemption of our outstanding convertible bonds (OCEANEs) and the acquisition of Braunschweig BV-AG amounted to approximately €8.5 billion.

As of December 31, 2004, certain of our debt instruments still contained covenants requiring us to maintain certain minimum financial ratios, including interest coverage and debt payout ratios, as defined in the relevant instruments. These covenants are described in Note 16 to our consolidated financial statements, and relate to our bond issuance in the United States (paragraph (b) of Note 16) and our Berliner Wasser Betriebe debt (paragraph (g) of Note 16).  We are currently in compliance with all of the financial covenants set forth in our debt instruments.

Divestments and Disposals of Assets

We received proceeds from divestments of €2,466 million in 2004, or €2,130 million net of the negative cash flow of such divestments. Strategic divestments totaled €2,150 million, and related to sales in the U.S. for €1,283 million (sale of equipment and short-term services businesses for US$1,015 million before price adjustment, sale of Culligan for US$612 million and sale of farmlands for US$77 million, net of sales costs totaling US$106 million) and the sale of FCC for a net value of €867 million. These divestments will allow us to refocus our activities on our strategic businesses.  Cash held by the businesses sold amounted to €336 million, almost all of which was attributable to FCC (€283 million).

Back to Contents

We believe that our future capital requirements, including those for organic growth and selected acquisitions, can be met from operating cash flow, available financings and disposals of assets.

Use of Funds

Capital Expenditures

Capital expenditures amounted to €2,315 million in 2004, a 5.7% decrease compared to €2,456 million in 2003. Excluding FCC, capital expenditures amounted to €2,218 million in 2004, a 0.6% decrease compared to €2,232 million in 2003. This decrease is primarily attributable to our decision to prioritize less capital-intensive activities and to the impact of the implementation over the past few years of our policy to enhance our selectivity in our investments. Our capital expenditures were made in our different divisions in the following manner:

•

Capital expenditures in our water business amounted to €1,004 million in 2004 (a decrease of 1% over capital expenditures of €1.0 billion in 2003), of which €402 million were for growth-related spending (compared to €387 million in 2003) and €602 million were for replacement and maintenance spending (compared to €629 million in 2003);

•

Capital expenditures in our waste management business amounted to €720 million in 2004 (an increase of 4% over capital expenditures of €692 million in 2003), of which €329 million were for growth-related spending (compared to €358 million in 2003) and €391 million were for replacement and maintenance spending (compared to €334 million in 2003);

•

Capital expenditures in our energy services business amounted to €305 million in 2004 (a decrease of 5% over capital expenditures of €322 million in 2003), of which €154 million were for growth-related spending (compared to €220 million in 2003) and €151 million were for replacement and maintenance spending (compared to €102 million in 2003);

•

Capital expenditures in our transportation business amounted to €163 million in 2004 (a decrease of 11% over capital expenditures of €184 million in 2003), of which €55 million were for growth-related spending (compared to €52 million in 2003) and €108 million were for replacement and maintenance spending (compared to €132 million in 2003); and

•

Capital expenditures in Proactiva and our share (49%) of FCC’s capital expenditures amounted to €110 million (a decrease of 54% over capital expenditures of €240 million in 2003, due to the sale of FCC during the year), of which €46 million were for growth-related spending (compared to €112 million in 2003) and €64 million were for replacement and maintenance spending (compared to €128 million in 2003).

Financial Investments

Our financial investments (including cash in acquired companies, which amounted to €104 million in 2004) totaled €334 million in 2004, compared to €474 million in 2003.  Our financial investments (excluding cash in acquired companies) were made in our different divisions in the following manner:

•

Financial investments in our water business amounted to €188 million in 2004 (compared to €291 million in 2003), primarily relating to our investment in the operator of the Shenzhen contract in China (€102 million), as well as investments in the Czech Republic (€24 million) and Berlin (€12 million);

•

Financial investments in our waste management business amounted to €53 million in 2004 (compared to €31 million in 2003), including the repurchase of a minority interest in a subsidiary in Ireland (€13 million) and the purchase of IWS in Australia (€11 million);

•

Financial investments in our energy services business amounted to €88 million in 2004 (compared to €68 million in 2003), primarily related to the acquisition of ZEP Poznan in Poland (€54 million); and

•

Financial investments in our transportation business amounted to €67 million in 2004 (compared to €37 million in 2003), primarily relating to investments in Australia (€17 million), Canada (€10 million) and Sweden (€10 million).

The remaining €42 million in financial investments relate to investments made by FCC and Proactiva.  The net decrease in comparison to 2003 is due to the sale of FCC.

Cash related to financial investments amounted to €104 million, primarily related to the Shenzhen contract (€60 million).

Back to Contents

Research and Development; Patents and Licenses

See “Information on the Company—Business Overview—Research and Development” and “Information on the Company—Business Overview—Intellectual Property” for a description of our investments in these areas.

Management of Investments – Return on Capital Employed (ROCE)

Our investment policy requires us to analyze different criteria in making investment decisions, including decisions relating to capital expenditures and financial investments.  In order to manage the profitability of our contracts globally, we use a measure of performance, which we refer to as “return on capital employed” or “ROCE,” that measures our ability to provide a return on the capital invested in our business.  We define ROCE as the relation between (i) our results of operations, net of tax, and our equity in the net income of affiliates, and (ii) the average amount of capital employed in our business over the same period. In order to take into account the significant changes in scope over the last few years, the ROCE is calculated on a consolidated basis excluding businesses sold in 2002, 2003 and 2004.

For purposes of calculating ROCE, we define results of operations, net, as the sum of operating income (loss) before amortization and depreciation of goodwill and indefinite life intangible assets and restructuring costs (EBIT) excluding businesses sold in 2002, 2003 and 2004 and equity in net income of affiliates (before write-off of goodwill associated with equity investments in affiliates), less income taxes.  The following table shows the calculation of our results of operations, net of tax, in 2002, 2003 and 2004:

	At December 31,
	2004	2003	2002
	(in millions of €)
EBIT	1,616.9	1,750.9	1,971.3
EBIT excluding businesses sold in 2004, 2003 & 2002	1,615.8	1,748.6	1,847.3
Income taxes(1)	(320.8)	(335.4)	(437.3)
Equity in income of affiliates(2)	23.5	47.4	40.4
Results of operations, Net	1,318.5	1,460.6	1,450.4

___________________

(1)

Excluding tax income (expense) related to U.S. divestments and related restructuring, which represented tax income of €61 million in 2003 and €138 million in 2004.

(2)

Before write-off of goodwill recorded in connection with these investments.

Back to Contents

We determine the average amount of capital invested in our business as the average of our invested capital at each of the beginning and the end of the relevant period, excluding businesses sold in 2001, 2002, 2003 and 2004.  The following table shows the calculation of the average amount of our capital invested in 2001, 2002, 2003 and 2004:

	At December 31,
	2004	2003	2002	2001
	(in millions of €)
Property, plant and equipment and other intangible assets, Net	15,703.3	17,168.3	18,445.7	18,668.3
Goodwill (before write-offs of goodwill)	4,597.2	5,313.4	7,531.9	8,035.8
Investments accounted for using the equity method(1)	229.0	449.9	453.6	528.9
Working capital requirement(2)	(405.2)	(18.9)	712.6	670.4
Reserves and allowances	(2,673.4)	(2,913.9)	(2,946.1)	(3,195.7)
Subsidies and deferred income(3)	(881.4)	(850.5)	(674.4)	(623.8)
Other long term debt	(272.6)	(399.3)	(427.5)	(496.6)

Total capital invested	16,296.8	18,749.0	23,095.8	23,587.3
Capital Invested in businesses sold in 2004		(3,167.5)
Capital Invested in businesses sold in 2003			(130.8)
Capital Invested in businesses sold in 2002				(1,219.0)

Total capital invested excluding businesses sold	16,296.8	15,581.5	22,965.0	22,368.3

Average total capital invested	15,939.1	20,857.0	22,732.1

________________________

(1)

Net write-off of goodwill recorded in connection with these investments.

(2)

We define working capital as inventories and work in progress and accounts receivable, less accounts payable.  Working capital does not include any deferred tax assets (liabilities) related to U.S. divestments and related restructuring, which amounted to €126 million in 2004.

(3)

Excluding financing of co-generation facilities in the energy services division, which amounted to €516.4 million in 2004, €624.5 million in 2003 and €739.0 million in 2002.

The following table shows the calculation of our ROCE in 2002, 2003 and 2004:

(in millions of €)	Results of Operations, Net	Average Total Capital Invested During the Year	ROCE
2002	1,450.4	22,732.1	6.4%
2003	1,460.6	20,857.0	7.0%
2004	1,318.5	15,939.1	8.3%

Unlike our results of operations, ROCE is not significantly affected by fluctuations in currency exchange rates.  The improvement in ROCE in 2004 is mainly attributable to the following three factors:

•

the impact of impairment of goodwill and intangible assets with indefinite life in June 30, 2003 on the average capital invested in the U.S. with respect to water activities, as well as the impact of U.S. asset sales and the sale of FCC;

•

the impact of the “Veolia Environnement 2005” efficiency plan, which led to an improvement of 0.4% for 2004;

•

the impact of the continued maturity of contracts and stability in the level of capital invested, which led to an improvement of 0.6% for 2004.

Back to Contents

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described in this document under various headings in this “Item 5. Operating and Financial Review and Prospects” as well as in the notes to our consolidated financial statements.

The following table lists the aggregate maturities of our long-term debt and operating leases at December 31, 2004 (in millions of euro):

		Payments Due by Period
		_______________________________
Contractual Obligations	Total	Less than 2 years	2 to 5 years	After 5 years
	————	————	————	————
Long-Term Debt Obligations(1)	10,801.4	917.1	3,682.7	6,201.6
Operating Lease Obligations	1,777.7	676.1	802.2	299.4
Closure and post-closure (Waste)	367.0	121.6	84.9	160.5
	————	————	————	————
Total	12,946.1	1,714.8	4,569.8	6,661.5
	=========	=========	=========	=========

_____________________

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

The following is a breakdown of the off-balance sheet commitments given in the ordinary course of our business (in millions of euros):

	At December 31, 2003	At December 31, 2004	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Operational guarantees	3,081.3	2,575.7	470.1	1,195.3	910.3
Financial guarantees
Debt guarantees	259.1	154.7	15.5	99.7	39.5
Warranty obligations given	140.0	488.7	73.2	114.6	300.9
Commitments given
Obligations to buy	150.6	101.0	15.8	64.0	21.2
Obligations to sell	51.8	41.2	28.5	12.7	-
Other commitments given
Letters of credit	249.4	578.4	209.8	318.2	50.4
Other commitments given	569.4	807.0	157.2	226.9	422.9
Total	4,501.6	4,746.7	970.1	2,031.4	1,745.2

Back to Contents

The following is a breakdown of such commitments by business segment (in millions of euros):

	At December 31,
	2004	2003	2002
Water	2,334.4	1,563.6	1,783.0
Waste Management	645.2	586.0	347.2
Energy Services	497.7	584.4	466.2
Transportation	229.4	106.9	114.4
FCC/Proactiva	12.9	1,013.9	748.7
Holding	993.0(1)	645.2	794.0
Others	34.1	1.6	17.3
Total	4,746.7	4,501.6	4,270.8

(1)

Of which €455 million of operational guarantees: €348 million for the Water business and €107 million for the Waste business.

In addition, we sometimes enter into off-balance sheet commitments outside the ordinary course of our business.  The most significant of these commitments are described below, and in Note 21 to our consolidated financial statements included herein.

Southern Water Put

In 2003, we refinanced our investment in Southern Water.  As a result, we entered into contracts with Société Générale Bank Trust and CDC Ixis on June 30, 2003 and July 18, 2003, respectively.  Under these contracts, each of Société Générale Bank Trust and CDC Ixis purchased £110 million of preferred shares without voting rights issued by Southern Water and may require us to purchase the preferred shares they hold in Southern Water Investments after five years, at an average exercise price that has been adjusted by an annual yield of 5.5%.

FCC Put

The sale of our interest in FCC on September 15, 2004 resulted in the termination of a put option agreement, pursuant to which our co-shareholder in FCC’s holding company (B 1998 SL), Ms. Koplowitz, had the option, exercisable at any time through October 16, 2008, to require us to purchase her remaining 51% interest in FCC’s holding company.

Agreements with EDF

In connection with EDF’s 34% interest in our energy services subsidiary, Dalkia, EDF has granted us a call option with respect to its Dalkia shares in the event of a change in its status or a takeover bid launched for it by one of our competitors, with the price per share to agreed upon. Likewise, we have granted a call option to EDF with respect to our Dalkia shares in the event a takeover bid is launched against us by a competitor of EDF. Further, we and EDF each hold a put option and a call option, respectively, which would allow, in case of exercise by one of the parties, EDF to own 50% of the equity and voting rights of Dalkia.  The exercise of these options is subject to the deregulation of the electricity market in France.

Replacement Engagement

We and our water distribution and energy services subsidiaries, as part of our contractual obligations in public service contracts and in return for the revenues we receive, assume responsibility for the replacement of fixed assets in the publicly owned utility networks we manage.  We forecast our required expenditures based on the remaining life of the relevant contracts. Our accumulated expenditure forecast is estimated at €2.3 billion (€1.8 billion for water and €0.5 billion for energy) as of December 31, 2004. These expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets or the contract period, according to the contract terms.

Back to Contents

Performance Bonds for U.S. Subsidiaries

Various insurance companies have issued performance guarantees in connection with the activities of our U.S. subsidiaries (operational guarantees, guarantees of site restoration), which we have underwritten up to a maximum amount of US$1.4 billion (US$0.2 billion used at December 31, 2004).

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

Composition

Pursuant to our articles of association, our board of directors must have between 3 and 18 members. Each director must own at least 750 of our shares in registered form.  Each director is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable six-year term, based on proposals by the board of directors, which itself receives proposals from the nominations and compensation committee.  The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term not exceeding the length of such persons’ terms as directors.  Our directors can be removed from office by a majority shareholder vote at any time.

The board of directors does not include any members elected by employees or any deputy directors (censeurs), but a representative of our works council attends board of director meetings in a consultative role.

The terms of half of our directors (or, if we have an uneven number of directors, half plus one additional director) will come up for renewal every three years on a rolling basis.  Accordingly, the terms of seven pre-selected directors will be subject to renewal or replacement in 2006.  Thereafter, the terms of board members will come up for renewal or replacement every three years based on seniority of appointment.

Our board of directors currently consists of 14 members, who were all elected at our ordinary general meeting of shareholders on April 30, 2003 for six years, except for 7 directors whose terms will end in 2006 in order to establish the rolling renewal mechanism described above. These directors are Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Jacques Espinasse, Paul-Louis Girardot, Georges Ralli and Murray Stuart.

Evaluation of the Independence of Directors

To qualify as “independent” under our charter, a director must not have any relations with our company, our subsidiaries or our management that could impair his objective judgment. Our charter sets forth in detail the independence criteria that each director must satisfy, which are based on the recommendations of the report of a French blue ribbon panel presided over by Mr. Daniel Bouton for the improvement of corporate governance in French public companies.

Nevertheless, our charter also provides a certain measure of flexibility in applying these independence criteria, since our board of directors may deem that one of its members is independent in light of the specific facts and circumstances of that member, his share ownership or any other reason, even if that member fails to meet all of the independence criteria set forth in the charter.  Conversely, our board of directors may deem one of its members not to be independent, even though he otherwise meets all of the independence criteria set forth in our charter.

Our charter provides that the board must annually evaluate the independence of each of its members prior to publication of our French document de référence.  This evaluation must take into account the independence rules set forth in our charter, the particular facts and circumstances involved and the conclusions of our nominations and compensation committee.

On March 30, 2004, our nominations and compensation committee conducted an evaluation of the independence of our directors and submitted its conclusions to our board of directors. On April 5, 2004, our board of directors determined that Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Philippe Kourilsky, Arthur Laffer, Francis Mayer, Baudouin Prot, Georges Ralli, Louis Schweitzer and Murray Stuart qualified as independent directors under the independence criteria set forth above and the particular facts and circumstances involved. Regarding Messrs. Bouton, Prot and Ralli in particular, they were deemed to satisfy our independence criteria, despite the banking relationship we maintain with Société Générale, BNP Paribas and

Back to Contents

Banque Lazard, respectively.  The board of directors concluded so on the basis of our financial situation, our independence with regard to bank financing and the limited nature of our commitments with these banks.

On March 29, 2005, our board of directors conducted a new evaluation of board members’ independence, which reaffirmed its earlier conclusions, except with respect to Mr. Georges Ralli, whom the board deemed no longer independent due to the nature of the banking relationship between our company and Banque Lazard during 2004.

As a result, the board of directors currently contains nine independent directors.

Compensation

Director compensation may take two forms: directors’ fees paid for attending meetings of our board of directors (jetons de presence), which are set by our annual shareholders’ meeting and modified at subsequent meetings if necessary, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

In 2004, our nominations and compensation committee recommended that the total amount of directors’ fees for the 2004 fiscal year and their allocation between the members of the board be maintained at the same level as in 2003, and the board of directors followed this recommendation. Allocation of fees between directors takes into account individual workload and participation in the work of board committees, if any. At its meeting of March 29, 2005, the board of directors decided that the total amount of directors’ fees for the 2005 fiscal year would be maintained at the same level as in 2004.  No exceptional compensation was awarded to directors in 2004.

Functioning

Under French law, the chairman of our board of directors organizes and supervises the work of the board, on which he reports to shareholders.  The chairman is also responsible for supervising our corporate bodies and, in particular, ensuring that our directors are capable of fulfilling their duties.  Under the French commercial code, our directors can be held civilly liable for unlawful actions and omissions taken in connection with their duties as directors, particularly for failing to supervise adequately the management of our company.

Directors may participate in board deliberations through videoconference. They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except when certain important decisions are made as set forth under applicable law.

The charter of our board of directors calls for the board to meet at least four times per year. During the 2004 fiscal year, the board of directors met nine times.

In addition, the board of directors must devote at least one meeting per year to a review of our entire commercial and financial strategy.  In 2004, one such meeting of the board of directors occurred on September 16, 2004.

Board Evaluation

Under its charter, our board of directors is required to evaluate its work and procedures each year, verify that important matters are adequately prepared and discussed within the board and measure the contribution to its work and the participation in its debates by each of its members. An evaluation occurred during first half of 2004, with the preliminary analysis being conducted under the supervision of the chairman of the nominations and compensation committee. The functioning of our board of directors, its committees and executive management was considered to be satisfactory as a whole by our directors.

Based on the results of this evaluation, the board of directors, at its meeting of March 15, 2005, appointed Mr. Girardot as a member of the accounts, audit and commitments committee, and decided that Mr. Bouton would replace Mr. Girardot on the nominations and compensation committee. These appointments, as well as the termination of Mr. Girardot’s duties as a member of the nominations and compensation committee, took effect on April 1, 2005.

Information Available to Directors

Each director can request training to allow him to better understand our company and our group.  Our chairman supplies directors with timely information allowing them to fully exercise their duties, and communicates to directors in a continuous manner all significant information concerning our company. In continuation of the effort to keep directors informed, we provide directors with a detailed update on our company’s and the group’s activities at least twice per year.

Back to Contents

In order to perform their duties, directors may meet with our principal executive officers upon prior notice to the chairman of the board of directors. At the request of the chairman or a director, an executive officer may be invited to a meeting of the board of directors.

Duties of Directors

The charter of the board of directors provides that each of our directors is bound by a number of duties and obligations, such as: a duty to act in the corporate interest of our company; an obligation to inform the board of directors of any existing or potential conflict of interest and to abstain from voting in any situation where such a conflict of interest exists, as well as an obligation to inform the chairman of the board of any agreement entered into by our company or on our behalf in which he has any direct or indirect interest; a duty of professional secrecy; and an obligation to comply with our company’s insider trading policy.

Powers of the Board of Directors

Under French law and our articles of association, our board of directors has broad powers to act on behalf of our company to further our corporate purposes and to define and implement our company’s policies, subject to those powers expressly granted by law or our articles of association to our shareholders.

In addition, the board of directors’ charter provides that certain significant decisions made by our chief executive officer must first be pre-approved by the board of directors.  Decisions of our chief executive officer on any of the following matters are subject to such prior authorization: (i) strategic orientation of our group, (ii) transactions in line with our strategy in excess of €300 million per transaction or, if these transactions are not part of our budget, in excess of €150 million, (iii) transactions not in line with our strategy in excess of €100 million per transaction, (iv) financing transactions (whatever their terms) representing an amount in excess of €1.5 billion per transaction, and (v) transactions involving our shares representing an amount in excess of 1% of our total outstanding shares.

Board Members

The following table sets forth the names and ages of the members of our board of directors, their current function in our company and their principal business activities outside of our company. The terms of the members of our board of directors expire on the date of the general shareholders’ meeting called to approve our financial statements for fiscal year 2008, except for the terms of Messrs. Bouton, Michel, Espalioux, Espinasse, Girardot, Ralli and Stuart, which expire on the date of the general shareholders’ meeting called to approve our financial statements for fiscal year 2005.

Back to Contents

Name	Age	Function in Veolia Environnement	Principal Business Activities Outside Veolia Environnement	Date Initially Appointed
————	————	————	————	————
Henri Proglio	55	Chairman and Chief Executive Officer	None	April 2003
Jean Azema*	52	Director	CEO of Groupama SA	April 2003
Daniel Bouton*	54	Director	Chairman and CEO of Société Générale	April 2003
Jean-Marc Espalioux*	53	Director	President of the Management Board of Groupe Accor	April 2003
Jacques Espinasse	61	Director	Executive Vice President and CFO of Vivendi Universal	April 2003
Paul-Louis Girardot	71	Director	Chairman of the Supervisory Board of Compagnie Générale des Eaux	April 2003
Philippe Kourilsky*	62	Director	Chief Executive Officer of the Institut Pasteur	April 2003
Arthur Laffer*	63	Director	Chairman and CEO of Laffer Associates and Laffer Investments	April 2003
Francis Mayer*	54	Director	CEO of Caisse des Dépôts et Consignations	April 2003
Serge Michel	77	Director	Chairman of Soficot SAS	April 2003
Baudouin Prot*	52	Director	Director and CEO of BNP Paribas	April 2003
Georges Ralli	56	Director	Executive Vice President of Lazard Frères SAS	April 2003
Louis Schweitzer*	62	Director	Chairman and CEO of Renault	April 2003
Murray Stuart*	71	Director	None	April 2003

________________

*

Independent directors.

All positions and offices of our directors indicated below are given as of January 31, 2005. Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Henri Proglio is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and President and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of our Management Board in 2000 and Chairman of our Board of Directors and Chief Executive Officer in April 2003.  Mr. Proglio is a director of Thales, EDF, Casino Guichard-Perrachon, SARP Industries, Dalkia International, Onyx North America Corp., Société des Eaux de Marseille, GIE Anjou Recherche, GIE CREED, Connex Transport AB, Onyx Environmental Group Plc and Collex Pty. He is also a member of the supervisory board of Elior and Lagardère and of the A and B Dalkia supervisory boards, a managing director (gérant) of Compagnie Générale des Eaux, a deputy (censeur) on the supervisory board of the Caisse Nationale des Caisses d’Epargne, a member and vice-president of the supervisory board of SARP, a member and president of the supervisory board of Dalkia France, a permanent representative of CSP on the board of directors of Onyx, a director and vice-president of Onyx Asia Holdings, the chairman of Campus Veolia Environnement, and  chairman of the board of directors of Veolia Water, Onyx and Connex.

Jean Azema holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP) as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS).  He began his career at Caisse Régionale des Pyrénées Orientales from 1975 to 1978, and later worked at Caisse Régionale de l’Allier from 1979 to 1987.  From 1987 to 1995, Mr. Azema served as director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA.  In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama South.  In June 2000, Mr. Azema was appointed Chief Executive Officer of CCAMA.  He has been the President of the French Federation of Mutual Insurance Companies (Fédération Française des Sociétés

Back to Contents

d’Assurance Mutuelles) since December 2001.  He has been the Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama since June 2000.  Mr. Azema is the chief executive officer of Groupama Holding and Groupama Holding 2, a director of Société Générale, ACMA and Mediobanca, and represents Groupama SA on the board of directors of Bolloré Investissement.

Daniel Bouton holds a degree in political science and is a graduate of the Ecole Nationale d’Administration (ENA). As part of the French financial controllers’ civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991, he has worked at Société Générale, serving as Managing Director from 1993 to 1997, and as President from 1997 to the present. Mr. Bouton is a director of Schneider Electric SA and Total SA, and is chairman of the Fédération Bancaire Francaise.

Jean-Marc Espalioux holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers’ civil service corps from 1978 to 1983. In 1984, he joined Compagnie Générale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he was appointed to his current position as President of the Management Board of Accor in 1997.  Mr. Espalioux is a director of Air France-KLM and Accor UK, a deputy of the supervisory board of Caisse Nationale des Caisses d’Epargne, a member of the supervisory board of Club Méditerranée and a permanent representative of Accor on the supervisory board of Groupe Lucien Barrière SAS.

 Jacques Espinasse holds an MBA degree from the University of Michigan.  Since 2002, Mr. Espinasse has served as Executive Vice President and Chief Financial Officer of Vivendi Universal.  Prior to 2002, Mr. Espinasse was the Chief Executive Officer (from 1999) and a Director (from 2001) of TPS – Télévision Par Satellite.  Before joining TPS, he held several senior positions within large French companies, including CEP Communication, and Groupe Larousse Nathan, where he was appointed Executive Vice President in 1984, and Groupe Havas, where he was appointed Chief Financial Officer in 1985 and, at the time of the privatization of Havas, served as Executive Vice President from 1987 to 1994.  Mr. Espinasse is the chairman of Light France Acquisition (SAS), a member of the supervisory board of Groupe Canal+ and Maroc Telecom and a director of Multithématiques, SFR-Cegetel Groupe, Vivendi Universal Net and Vivendi Universal Publishing.  He is also a vice president of Vivendi Communications NA, a permanent representative of Vivendi Universal on the board of directors of UGC and SOGECABLE, a vice-president of Vivendi Communications NA, president of Vivendi Universal Canada Inc., chairman and chief executive officer of Vivendi Universal Exchangeco Inc. and chairman and chief executive officer of Vivendi Universal Holdings Cy.

Paul-Louis Girardot was a Director and the Chief Executive Officer of Vivendi Universal until 1998.  He was a member of our supervisory board from October 2000 to April 2003, and has been serving as the Chairman of the Supervisory Board of Compagnie Générale des Eaux since 2001.  Mr. Girardot is also a member of the supervisory boards of Dalkia France and Compagnie des Eaux et de l’Ozone, chairman of the supervisory board of Compagnie des Eaux de Paris, and a director of Onyx, Veolia Water and Société des Eaux de Marseille.

Philippe Kourilsky is a graduate of the École Polytechnique in France.  He joined the Institut Pasteur in 1972, which he currently presides over as chief executive officer.  Mr. Kourilsky is a director of the Institut Curie, the Institut Pasteur of Lille, l’Ecole Polytechnique, Collège International de Philosophie, LEEM Recherche, the Institut Pasteur of Montevideo, the Institut Pasteur of Hong Kong, the Institut Pasteur of Shanghai and the Institut Pasteur of Seoul.  He is also the permanent representative of l’Institut Pasteur on the board of directors of Aventis Pasteur.

Arthur Laffer, PhD holds degrees in economics from Yale and Stanford Universities. He has a long and distinguished career in academia as well as in public service. He has held professorships at the Universities of Chicago, Southern California and Pepperdine. He has been Economic Director of the Federal Office of Management and Budget (1970), special advisor to the Secretary of the Treasury and to the Secretary of Defense (1972-1977) and a member of the Presidential Council of Economic Advisors (1981 to 1989).  In 1979, he founded Laffer Associates, an economic research and consulting firm, of which he is currently the chairman and chief executive officer.  He is also the founder, chairman and chief executive officer of Laffer Investments. Mr. Laffer is a founding member of the Policy Consultative Committee of the U.S. Congress, a member of the Council of Economic Advisors of Governor Schwartzenegger, and a member of the board of directors or consultative councils of Oxigene Inc., Nicholas-Applegate Growth Equity Fund, Petco Animal Supplies, Provide Commerce and MPS Group.

Francis Mayer is a graduate of ENA and a tenured university professor.  He joined the French Finance Ministry in 1979 where, after holding several positions, he became Deputy Director in 1994.  In October 1997, Mr. Mayer was appointed President of the Paris Club, and in October 1999 Vice President of the European Investment Bank.  Mr. Mayer has been the Chief Executive Officer of the Caisse des Dépôts et Consignations (CDC) since October 2002.  Mr. Mayer is a director of Accor, Eiffage, Casino Guichard-Perrachon and Dexia.

Back to Contents

 He is also a member of the supervisory board of CNP Assurances and Ixis Capital Investment Bank, and a member of the supervisory board and vice-president of Caisse Nationale des Caisses d’Epargne.

Serge Michel has spent his entire career in the construction and public works business, having served as Deputy Managing Director and President of SOCEA, President of S.G.E. until 1991, President of CISE until 1997 and Deputy Managing Director of Compagnie Générale des Eaux (which became Vivendi Universal) until 1992. He is currently President of Soficot, founded in 1997.  Mr. Michel is a director of SARP Industries, Vinci, LCC and Infonet Services, and chairman of CIAM SAS and SAS Carré des Champs Elysées.  He is also chairman of the supervisory board of SEGEX and a member of the supervisory board of Compagnie des Eaux de Paris, G+H Montage and Société des Eaux de Trouville Deauville et Normandie, and a permanent representative of EDRIF on the supervisory board of Compagnie Générale des Eaux as well as a permanent representative of CEPH on the board of directors of SEDIBEX.

Baudouin Prot is a graduate of the HEC business school in Paris and of ENA.  From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comté region of France, French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry.  He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice-President in 1992 and Chief Executive Officer in 1996.  After having been a director and executive vice president of BNP Paribas since March 2000, he was named a director and chief executive officer of BNP Paribas in June 2003.  In addition to several directorships within the BNP Paribas group, Mr. Prot is also a member of the supervisory board of Pinault-Printemps-Redoute, a permanent representative of BNP Paribas on the supervisory board of Accor, a member of the board of directors of Pargesa Holding SA and a member of the supervisory board of ERBE.

Georges Ralli holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He began his banking career at Crédit Lyonnais (1970-1981) and later headed the department of financial negotiations at Crédit du Nord. In 1982, he served as Secretary of the Commission for the Development and Protection of Savings. In 1986, Mr. Ralli rejoined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999.  Since 2000, Mr. Ralli has been deputy chairman and a member of the executive committee of Lazard LLC and an executive vice president of Lazard Frères.  Mr. Ralli is also an executive vice president and managing partner of Maison Lazard SAS and Lazard Frères SAS, president of Lazard Frères Gestion, chairman and chief executive officer of Lazard Frères Banque, deputy chairman of Lazard LLC and a member of the executive committee of Lazard Strategic Coordination Company LLC. He also serves as a director of Fonds Partenaires Gestion, V.L.G.I., Chargeurs, Silic and Eurazeo.

Louis Schweitzer is a graduate of the Institut d’Etudes Politiques de Paris and of ENA.  He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France.  In 1986, Mr. Schweitzer joined Renault’s senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer (in 1989) and Executive Vice President.  He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992 and he is now Chairman of the board of directors of Renault. Mr. Schweitzer is a director of Renault Crédit International-Banque, EDF, BNP Paribas and AB Volvo.  He is also the chairman of the management board of Renault-Nissan BV, a member of the supervisory board of Philips, a member of the consulting board of Allianz and Banque de France, a member of the consultative committee of the Banque de France and chairman of the board of directors of Astra Zeneca.

Murray Stuart holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. He has pursued a career in industry, commerce and financial services. Mr. Stuart has worked for International Computers Plc (as Chief Financial Officer and Deputy Director), Metal Box plc and Carnaud Metalbox (as Vice-President) and Scottish Power Plc (as President from 1992 to 2000). Until May 2002, he also served as Executive Vice President of the Audit Commission for Public Services in the UK, as President of Trust Hammersmith Hospitals NHS, an important public health education and research center in London, and as a director of Royal Bank of Scotland Group plc.

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

Back to Contents

Following the change of our corporate form on April 30, 2003, and in application of our governance principles, our chairman and chief executive officer created an executive committee composed of seven members (all of whom, with the exception of Mr. Eric Marie de Ficquelmont, were members of our former management board until April 30, 2003).  Our executive committee meets approximately every fifteen days, and is chaired by Mr. Henri Proglio.  The executive committee helps to determine our principal strategy.

The following table sets forth the names and ages of the members of our executive committee, their current function in our company and their principal business activities outside of our company.

Name	Age	Function in Veolia Environnement	Principal Business Activities Outside Veolia Environnement
————	————	————	————
Henri Proglio	55	Chairman and Chief Executive Officer	None
Jérôme Contamine	47	Senior Executive Vice President and Chief Financial Officer	None
Eric Marie de Ficquelmont	50	Executive Vice President – Human Resources	None
Olivier Barbaroux	49	Executive Vice President, Head of Energy Services Division	None
Antoine Frérot	46	Executive Vice President, Head of Water Division	None
Denis Gasquet	51	Executive Vice President, Head of Waste Management Division	None
Stéphane Richard	43	Executive Vice President, Head of Transportation Division	None

Jérôme Contamine holds degrees from the Ecole Polytechnique, the Ecole Nationale de la Statistique et de l’Administration Economique and ENA. He served as auditor for the Cour des Comptes from 1984 to 1988 and held a variety of senior positions with Elf (and later TotalFinaElf) between 1988 and 2000. He became Chief Financial Officer and Deputy Managing Director of our company in June 2000.  Mr. Contamine is a director of Connex, Onyx, VE Services-Ré, Veolia UK Ltd, Onyx Environmental Group Plc, Onyx UK Holdings and Veolia Environnement North America Company.  He is also a member of the supervisory board of Dalkia France, chairman of Veolia Environnement North America Operations, and a director of Rhodia.

Eric Marie de Ficquelmont joined our group in 1991 as Head of Human Resources of CGEA Onyx. He was appointed Executive Vice President, Human Resources of our company in 2000.  Mr. de Ficquelmont is also a director of Connex, Onyx Northern Europe Limited and Onyx North America Corp.

Olivier Barbaroux is a graduate of the Ecole Polytechnique, the Ecole Nationale des Ponts et Chaussées and the Massachusetts Institute of Technology.  He began his career in 1979 as head of the International Investments Bureau at the French Ministry of Industry. He was appointed to the Port Authority of Marseilles-Fos in 1981, first as Director of New Construction and Ship Repair and then as Director of Marseilles Terminals and Facilities in 1983.  He joined the Paribas Group in 1987 as Deputy Director of Industrial Affairs, and in 1993 was appointed as a member of the Executive Committee of Paribas Affaires Industrielles, in charge of Energy, Natural Resources and Transportation, and as Chairman and CEO of Coparex International (listed). In 1996, he was appointed Chairman and CEO of VIA GTI (listed). He became global Head of the Energy Division at Paribas in 1998. He joined our company in 1999 as Chief Operating Officer of Vivendi Water.  He was appointed Chairman and Chief Executive Officer of Dalkia in February 2003. Mr. Barbaroux is also a director of Clemessy, member of the supervisory boards of Compagnie des Eaux et de l’Ozone and Compagnie des Eaux de Paris, chairman and chief executive officer of Dalkia International and managing director (gérant) of Dalkia France.

Antoine Frérot is a graduate of the Ecole Polytechnique and holds a doctorate from the Ecole Nationale des Ponts et Chaussées. He began his career as an engineer and joined Cergrene, a research center, in 1983, becoming a Director in 1984.  He joined Compagnie Générale des Eaux in 1990, and was appointed Chief Executive Officer of Connex in 1995.  Mr. Frérot is a director of Connex and Onyx. He is also chairman of the supervisory board of Compagnie des Eaux et de l’Ozone, chief executive officer of Veolia Water and Compagnie Générale des Eaux, and director and chairman of the board of Veolia Water Systems.

Back to Contents

Denis Gasquet is a graduate of the Ecole Polytechnique and the Centre de Perfectionnement aux Affaires. From 1979 to 1989, he served in a variety of positions in the Office National des Forets. He joined Compagnie Générale des Eaux in 1989, becoming Chief Executive Officer of Onyx in 1996. Mr. Gasquet is also a director of Onyx Environmental Group Plc, Onyx UK Holdings and SARP Industries, a member of the supervisory board of SARP, and chairman of the board of directors of Collex Pty.

Stéphane Richard is a graduate of the HEC business school and Inspecteur des Finances.  He began his career in 1991 as a technical advisor at the Ministry of Industry and Exterior Commerce.  He joined Compagnie Générale des Eaux in 1992 as a head of mission.  In 1994, he was named Director and Chief Executive Officer of Compagnie Immobilière Phénix, and then in 1995, he joined CGIS, which later became Nexity, where he became Chairman and Chief Executive Officer in 1997.  Mr. Richard was appointed Chief Executive Officer of Connex in 2003. Mr. Richard is also chairman of the board of directors of CFTI and Connex Transport AB, and a director of Connex North America, Connex Group Australia and FCC-Connex. Mr. Richard is a director of Nexity SA, UGC, France Telecom and Société des Autoroutes Paris Rhin Rhône.

COMPENSATION

The members of our board of directors received the following compensation during the 2004 fiscal year for services to us and our subsidiaries, including benefits and directors’ fees paid for attending meetings of our board of directors (jetons de présence):

	Compensation paid (in €) by ————
	Our company	Our subsidiaries
	————	————
Henri Proglio	1,402,035(1)	70,395
Jean Azema	35,625	0
Daniel Bouton	26,250	0
Jean-Marc Espalioux	35,625	0
Jacques Espinasse	26,250	0
Paul-Louis Girardot	35,625	45,829
Philippe Kourilsky**	26,250	0
Arthur Laffer	19,687*	0
Francis Mayer	26,250	0
Serge Michel	48,750	11,268
Baudouin Prot	26,250	0
Georges Ralli	26,250	0
Louis Schweitzer	35,625	0
Murray Stuart	36,562*	0

________________

*

After withholding tax.

(1)

This amount consists of €1,377,518 in gross compensation and €24,517 in directors’ fees.

With the exception of Mr. Henri Proglio, the members of the board of directors did not receive any compensation in 2004 other than the fees paid in connection with their participation in board or committee meetings (jetons de presence). The figures above therefore represent such persons’ compensation for serving as directors only.

In 2004, the aggregate amount of compensation paid to members of our executive committee other than our chairman and chief executive officer (6 persons in total) for services in all capacities was €3,328,800, of which €2,280,000 represented the fixed portion of 2004 compensation and €1,048,800 represented the variable portion of compensation relating to the 2003 fiscal year which was paid in the first quarter of 2004.

The table below sets forth the aggregate amount of compensation (including fixed and variable compensation) paid to members of our executive committee other than our chairman and chief executive officer in 2003 and 2004:

Back to Contents

	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2003*	2,208,874	810,000	3,018,874
Compensation paid in 2004**	2,280,000	1,048,800	3,328,800

*

Includes the variable compensation due in respect of the 2002 fiscal year and paid in 2003.

**

Includes the variable compensation due in respect of the 2003 fiscal year and paid in 2004.

None of our directors or executive officers are parties to contracts with us or our subsidiaries that provide for the award of benefits upon termination of their employment.

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Compensation paid to Mr. Proglio in 2004 was determined according to terms proposed by the nominations and compensation committee and approved by the board of directors. During 2004, Mr. Proglio received the fixed portion of his compensation for 2004 as well as the variable portion of his compensation for the 2003 fiscal year paid in early 2004, which was determined at the board of directors’ meeting of April 5, 2004. He also received other benefits, as well as the directors’ fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

Fixed Portion of 2004 Compensation

The board of directors left the fixed portion of Mr. Proglio’s compensation for the 2004 fiscal year unchanged from the prior year, equal to €900,000.

Variable Portion of Compensation

70% of the variable portion of compensation is based on the satisfaction of various performance criteria that are pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

Variable Compensation for 2003: At Mr. Proglio’s request, given the losses that our company suffered in 2003, the qualitative portion of variable compensation to which he was otherwise entitled for fiscal year 2003 (€202,980) was not awarded to him by the board of directors.  The remaining 70% of variable compensation to which he was entitled was paid to him on April 30, 2004, in the amount of €473,620.

Variable Compensation for 2004: The amount of Mr. Proglio’s variable compensation in respect of the 2004 fiscal year was determined by the board of directors at its meeting of March 29, 2005, based on the recommendation of the nominations and compensation committee.  This amount will be paid during the first half of 2005.  The performance indicators used by the board to determine this amount, based on the objectives of the 2004 budget, were: the level of return on capital employed (excluding FCC), net recurring income and the improvement in net financial debt, with each indicator carrying a 1/3 weighting.  Since each of these indicators had reached the desired level during 2004, the board of directors awarded Mr. Proglio variable compensation of €850,000 for fiscal year 2004, including the qualitative part of the variable compensation.

Other Benefits

In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2004 totaling €3,898, relating to use of a company car.

Directors’ fees paid by Veolia Environnement and its subsidiaries

In 2004, Mr. Proglio received net directors’ fees from our company totaling €24,517, which were paid in respect of the first three quarters of 2004 (fees due for the last quarter of 2004 were paid in January 2005).  This net amount of €24,517 takes into account a tax deduction for 2003 of €1,733 that was recorded in December 2004.

Mr. Proglio also received directors’ fees from our subsidiaries in both France and abroad totaling €70,395.

Back to Contents

Variation between Mr. Proglio’s Compensation in 2003 and 2004

The table below sets forth total gross compensation paid to Mr. Proglio in 2003 and 2004 (including fixed and variable compensation, directors’ fees and benefits):

	Various compensation			Directors’ fees paid by subsidiaries	Benefits*	Total gross compensation
	Fixed	Variable	Directors’ fees paid by VE
Compensation paid in 2003	900,000	493,000	23,333	165,924	1,558	1,613,143**
Compensation paid in 2004	900,000	473,620	24,517	70,395	3,898	1,472,430

*

Related to a company car.

**

In addition to fixed and variable compensation paid in 2003, this amount includes a corporate and tax reinstatement in respect of gross compensation paid in 2003 and a remaining balance of 16,733 euros due in respect of fixed compensation for 2002.

Retirement Plan

Mr. Proglio benefits from the supplementary retirement plan that we provide to our senior management.

Pension or Retirement Benefits

The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits during 2004 for members of senior management as of December 31, 2004 was €348,760. We do not provide pension, retirement or similar benefits to directors except to our chairman and chief executive officer, who benefits from the supplementary retirement plan we provide to our senior management.

BOARD PRACTICES

Following our transformation into a société anonyme à conseil d’administration on April 30, 2003, our existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the new board of directors of our company.

Accounts, audit and commitments committee

Our accounts, audit and commitments committee principally performs the following functions:

•

Regarding accounting matters, the committee reviews with the auditors the appropriateness and consistency of the accounting methods adopted to prepare the financial statements and examines whether significant transactions have been adequately treated, provides an opinion on accounting methods and on the draft semi-annual and annual financial statements and examines significant commitments, and meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of management;

•

Regarding internal auditing and risk control, the committee is informed of the procedures established to identify significant risks, examines the internal audit plan and receives a periodic summary of the group’s internal audit reports.  The committee meets as necessary with the internal audit director to discuss the organization of internal audit;

•

Regarding the supervision of our independent auditors, the committee examines the auditors’ work plan and meets as necessary with the auditors and our management, including our accounting and treasury officers.  The committee is entitled to meet with such persons outside the presence of our management. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees our company pays to the auditors for all of their services and assures that the portion of revenue of the audit firm and its network represented by such fees does not call into question the independence of the auditors. The committee also supervises the procedure for selecting the independent auditors.

Back to Contents

Pursuant to the committee’s charter, members must be selected on the basis of their financial or accounting skills.  The committee currently consists of four members, three of whom are independent(*) based on criteria set forth in the board’s charter (all of them are deemed to be independent based on criteria of the NYSE manual): Murray Stuart* (chairman), Jean Azema*, Jean-Marc Espalioux* and Paul-Louis Girardot, the latter appointed by the board of directors at its meeting of March 15, 2005.

Nominations and compensation committee

Our nominations and compensation committee principally performs the following functions:

•

Regarding compensation, the committee studies and makes annual recommendations on the compensation of directors and executive officers and with respect to retirement and other benefits. The committee also proposes a total amount and breakdown for the fees paid to directors, and advises the board of directors on stock option policy and awards. The committee is also informed of the compensation policy for the principal executive officers of our subsidiaries, and examines all share capital increases reserved for employees.  The committee may also hire specialized consultants in connection with senior management compensation issues;

•

Regarding nominations, the nominations and compensation committee makes recommendations regarding our directors and senior managers and arranges for their succession. It also recommends the nomination of members and a chairman for each of our company’s committees. The committee’s choices must strive to reflect a diversity of experience and points of view and assure that the board remains objective and independent with respect to a shareholder or group of shareholders. The committee also strives to ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts, audit and commitments committee and half of the members of the nominations and compensation committee.

The committee also performs an annual evaluation on a case-by-case basis of the independence of each director in light of the criteria for independence mentioned in the board of directors’ charter and submits its findings to the board of directors.  It organizes and coordinates the required evaluation of the board’s functioning, and submits its opinion regarding the performance of executive management.

The committee’s charter provides that the committee must consist of three to five members appointed by the board of directors upon the recommendation of the then current members of the nominations and compensation committee.  The committee currently consists of three members, two of whom are independent(*): Serge Michel (chairman), Louis Schweitzer* and Daniel Bouton*, the latter appointed by the board of directors at its meeting of March 15, 2005.  The committee meets at the request of its chairman or the chairman of the board of directors at least two times each year.

Disclosure committee

In addition to the committees above, our chief executive officer and our chief financial officer created a disclosure committee, which was presented to our former management board on December 11, 2002.  Our chief executive officer or, in his absence, our senior executive vice president presides over meetings of the disclosure committee.  In addition to our chief executive officer and our senior executive vice president, the permanent members of the committee include the heads of each of our divisions (water, energy services, waste management and transportation) and the principal executive officers of our corporate departments.

Pursuant to its charter, the disclosure committee principally: oversees the implementation of internal procedures to collect information about our company that will be disclosed to the public; defines the process for preparing our reports and other communications; examines the information to be disclosed and approves the final version of reports or communications (in particular our U.S. Form 20-F), which are filed with French and U.S. regulatory authorities; and approves the procedures for publication or filing of documents.

The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary to assure the accomplishment of its mission, but at least two times each year, including (i) once before the end of each year to organize the drafting of our annual reports (French document de référence and Form 20-F), and (ii) prior to the filing of our annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report. The disclosure committee may also meet before the announcement of any significant event, in particular the release of our half-year results, to evaluate and validate the form and content of the communications relating thereto.

Back to Contents

Ethics committee

In February 2003, we implemented an ethics program entitled “Ethics, Commitment and Responsibility,” which was updated in December 2004. This program is intended to guide the daily behavior of our employees with respect to ethical matters.

In March 2004, our executive committee decided to create an ethics committee and to adopt its charter in order to ensure the application of the ethical values and principles set forth in the program.  The ethics committee has between three and five members and may pursue any matter that it wishes regarding group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential. Each year, the ethics committee prepares a report on our group’s adherence to ethical norms, including any difficulties encountered and suggested improvements, if any.

Pursuant to the "whistleblowing" provision of Article 301 of the Sarbanes-Oxley Act, the ethics committee will be in charge of receiving and handling, in coordination with the accounts, audit and commitments committee, all employee inquiries relating to accounting, auditing or internal control matters.  On June 14, 2005, the accounts, audit and commitments committee approved the set of procedures to be followed for handling and following up on these employee inquiries.  Before being implemented, these procedures will be submitted for the approval of the board of directors at its meeting of July 7, 2005.

EMPLOYEES

Employee Information

The 2003 data appearing below has been retreated to take into account changes in our scope, so as to make comparisons with 2004 data more meaningful.  As a result, the 2003 data below excludes the employees of FCC and the employees of the sold activities of USFilter Corporation.

Total Number of Employees

As of December 31, 2004, we had 251,584 employees (including 100% of the employees of companies that are proportionally consolidated by our company), an increase of 4.29% (10,356 employees) over 241,228 employees as of December 31, 2003.  In 2002, we had 302,283 employees under our old scope of consolidation.

The following table shows the distribution of our employees by activity and geographic location as of December 31, 2004:

	Water(1)	Waste(2)	Energy Services	Transport	Total(3)%
	————	————	————	————	————	————
Europe	49,965	47,728	39,140	52,183	189,408	75.29%
of which France	27,400	32,730	18,976	25,837	105,335	41.87%
North America	3,364	10,319	7	4,664	18,354	7.30%
South America	2,498	7,487	3,669	384	14,038	5.58%
Africa/Middle East	7,517	5,671	78	285	13,551	5.39%
Asia/Pacific	4,504	7,565	392	3,772	16,223	6.45%
	————	————	————	————	————	————
Total	67,848	78,770	43,286	61,288	251,584	100%
%	26.97%	31.31%	17.21%	24.36%	100%

__________________________________

(1)

Includes 50% of the employees in Proactiva’s water activities (1,633 employees).

(2)

Includes 50% of the employees in Proactiva’s waste management activities (6,993 employees).

(3)

The total number for France includes 392 employees who work at our headquarters and at the Veolia Environnement Campus.

As of December 31, 2004, 41.87% of our employees were located in France, 33.42% in the rest of Europe, 6.39% in the United States and 18.32% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2004, we employed 234,122 persons (representing 93.1% of our total employees) under indefinite term employment contracts (an increase of 6.3% from 2003) and 17,462 persons under fixed-term employment contracts (a decrease of 16.9% from 2003). During 2004, 5,245 fixed-term employment contracts were converted into indefinite term employment contracts (or 30%). As of December 31, 2004, 21,005 of our employees (or 8.3% of our total employees) were managers (little changed from 2003), 230,579 were non-

Back to Contents

managerial employees (an increase of 4.7% from 2003), and 47,171 were women (or 18.7% of our total employees, an increase of 4.9% from 2003).

In France, among the 105,600 employees as of December 31, 2004 (including 265 employees in Réunion), 100,327 (or 95%) were employed under indefinite term employment contracts and 5,273 under fixed-term employment contracts.  During 2004, 2,027 fixed-term contracts were converted into indefinite term contracts (or 38.4%). Of our employees in France, 11,106 (or 10.5%) were managers, 94,494 were non-managerial employees and 21,062 (or 20%) were women.

Weighted average annual number of employees

This figure corresponds to the number of employees that we would have had if the latter had all been working full time during the entire year.  It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each employee.  In 2004, our weighted average number of employees was 233,032 (an increase of 3.5% from 2003), of which 219,235 (or 94%) were employed under indefinite term employment contracts (an increase of 4.5% from 2003).

In France, the weighted average number of employees during 2004 was 99,954, of which 95,433 (or 95.5%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies.  In 2004, the consolidated weighted average number of employees was 235,521.  For purposes of this calculation, FCC and USFilter’s activities have been included pro rata temporis.

Temporary employees

The number of temporary employees during 2004 (in full time equivalent) was 10,328 (-3.0% as compared with 2003), which represents 4.4% of the total full-time equivalent of employees.

In France, the number of temporary employees during 2004 (in full time equivalent) was 7,446, which represents 7.4% of the total full-time equivalent of employees.

Human Resources Policies

A creative, respectful and innovative human resources policy

Developing the professional skills of employees is a critical factor in the provision of environmental services.  Any improvements in service quality for our customers and end-users are dependent upon the skills of our employees and their full involvement in the missions and tasks entrusted to them.  Skill development has also become increasingly important given that most countries around the world are experiencing an aging of their working populations and will soon encounter a shrinking labor force. Our human resource policy is therefore focused on enhancing the skills of our employees as well as their loyalty to our company.  Regardless of the nature of their activities or the countries in which they conduct business, our subsidiaries are guided by the following common principles that are applied according to their specific local needs:

•

offering employees the ability to progress throughout their careers, while favoring deeper integration of employees through continuous improvements in work conditions;

•

encouraging employees to develop an interest in the life of the group through the development of social dialogue and local human resource initiatives;

•

providing employees with fair compensation based on their contribution to the group’s activities, through compensation that includes salary, social welfare benefits and various forms of incentives and profit-sharing.

Improving knowledge of social reality and human resources practices within the group

The implementation of a coherent human resource policy would not be possible without continuous efforts to develop awareness of human resource practices throughout the group.  Accordingly, we have developed a process for collecting human resources data that covers all of our subsidiaries worldwide.  A network of more than 500 correspondents gathers information provided by one hundred human resource indicators, which have been progressively refined so as to allow analysis in real-time and facilitate comparisons by geographic area or activity. Thanks to these indicators, our subsidiaries and divisions are able to design follow-up and monitoring tools that are particularly useful in improving their human resource practices. We also carefully monitor our data concerning staff turnovers, limited-term contracts, overtime, absenteeism and workplace accidents.  We have set

Back to Contents

targets for ourselves in various such areas, which have been integrated into our “Veolia Environnement 2005” efficiency plan.

In an effort to improve our practices and to better anticipate changes in our business, we have intensified our research in the area of social policy. The social observatory (observatoire social), having conducted a study on the integration of young people and adults into the workplace through apprenticeship in 2003, conducted a study in June 2004 on continuing education using a representative sample of employees in France. A qualitative study involving certain subsidiaries in five European countries is also currently in progress, so as to prepare our European group committee for a later discussion on skills management.  The social observatory has also renewed ties with several public research centers, such as Centre d’études de l’emploi (management of age differences), Centre d’études et de recherche sur les qualifications (skill management), and Groupe lyonnais de sociologie industrielle (inter-cultural management).  It regularly welcomes young researchers preparing their thesis on the life of corporations.

In 2004, our establishment of a comprehensive skill management program for the group also led to the development of information relating to jobs and required skills, selection of a group-wide software program to follow the evolution of employee skills, annual interviews and training.  In order to have a consistent human resource policy, we must also develop a classification system common to all of our executives.  This classification system is currently being finalized and should be progressively extended to supervisors as well.

During 2004, we also carried out regular audits and monitoring of our human resource policies, through use of our worldwide consolidation tool. In order to ensure the consistency of our various analytical tools for monitoring our human resource policies and their deployment, we created a “social perspectives” department at the beginning of 2005.  This department oversees the work of the social observatory, the teams in charge of human resource data, the persons who provide information relating to jobs and required skills, and the persons who oversee collective bargaining in the areas of work requirements, employment and professional training.

Providing those who commit themselves to the development of their skills with the opportunity for professional advancement

Each employee of the group must be afforded the opportunity for professional advancement at each stage of his or her career. At the beginning, hiring through apprenticeship is just one of the ways that we seek to attract young people to careers in environmental services. We may also resort to professionalization contracts to hire job seekers. In both instances, however, employees must commit themselves to developing their skills throughout their careers.  Accordingly, employees must be guided in their career development, with the skills that they acquire through experience being validated along the way.  Those who do not have basic knowledge in certain areas must be offered the means for acquiring such knowledge.  Employees in the later stages of their careers must be able to benefit from assistance aimed at diversifying their careers and better valuing the skills they have already acquired.  By the end of 2005, we will aim to have 3% of our employees committed to a career path that leads to a recognized qualification (diploma or title), including 2% through apprenticeship.

Our initiatives in support of professional advancement are part of a policy that encourages active employee mobility.  Whenever possible, we favor internal mobility for filling available positions over external hiring.  In case of the loss of one of our contracts, we systematically offer our employees various job reclassification possibilities. In consideration of our efforts to ensure continuity of employment for our employees, the latter must be willing to rotate among the group’s various activities, all of which have in common the provision of services related to the environment.  During 2004, 68,000 visits were recorded in the area of the group’s intranet site dedicated to managing vacant job posts and job requests.  10,256 transfers were organized, 2,434 of which allowed us to avoid external hiring.

Veolia Environnement Campus: a tool of pedagogical excellence dedicated to all subsidiaries

Our Veolia Environnement Campus meets several objectives:

•

Enriching employees’ skills in their jobs and work environments;

•

Accompanying and facilitating professional mobility;

•

Strengthening organizational culture around environmental services jobs;

•

Organizing the transfer of know-how within the companies of the group;

•

Increasing our value to clients through the heightened expertise of our employees.

The campus also constitutes a forum for cultural diversity and interaction, a meeting place for divisional activities and a technological showcase of our activities.

Back to Contents

A greatly diversified training offer

The campus’ training offer encompasses all of the skills necessary for the optimal provision of environmental services.  Training is available for all staff, including initial training through apprenticeship and continuing education initiatives. This training is enriched by the support of many group employees, who help to design, conduct and evaluate training programs.

Initial training contributes to greater recognition of the activity of environmental services and can help to improve its image through the award of valued and recognized diplomas. The Veolia Environnement Campus, which is the only establishment in France created by a private corporation in the environmental field, offers the award of 15 diplomas, from CAP to Bac +5, with the latter training category falling within the new European License/Master/Doctorate (LMD) degree structure. The Veolia Environnement Campus also has partnerships with universities and research centers both in France and abroad.

In 2004, the Veolia Environnement Campus trained 630 apprentices, with an average success rate of approximately 95%.  Thanks to a diversified offering of approximately 1,000 courses, nearly 14,000 trainees participated in continuing education programs.  Training periods last on average from 3 to 5 days, using the most advanced pedagogical methods and communication techniques available.

A spreading of missions worldwide

Because our primary goal with respect to training is to develop the skills of our employees worldwide, we rely upon our campus to:

•

Give an international dimension to our training;

•

Organize multinational training courses;

•

Accompany and advise training heads in each country;

•

Create associated centers and partnerships.

The Veolia Environnement Campus has spread its mission worldwide through the creation of training centers with similar aims in the United Kingdom, the Czech Republic and Morocco.  Other centers provide support in Germany, Australia, Sweden, Gabon, Malaysia, China and Mexico.

Ensuring the safety of employees and improving working conditions

Our employees often work at external sites under conditions that involve risks to their safety.  They are sometimes entrusted with tasks that entail strong physical demands, which may generate health problems. Safety and improvement of working conditions therefore constitute permanent focus areas within our company.  Each division has prepared various voluntary policies for risk prevention. In addition to the continuous improvement of safety material and individual protective gear, several priority safety measures have been systematically implemented, aimed at:

•

preventing dangers by continuing the process for identifying and evaluating risks, which has been conducted since 2002 by our divisions;

•

training and informing employees on how to recognize and prevent workplace accidents and understand the risks assumed: for example, an international day of safety prevention and awareness actions was organized in October 2004 at each of Onyx’s sites;

•

integrating the monitoring of accident indicators (frequency and seriousness) into the operational management of each company within the group;

•

strengthening the safety network, in particular at the international level;

•

developing dialogue and coordination of efforts relating to safety with staff representatives, in the context of 2,242 groups which are dedicated to the study of health and safety issues;

•

supporting injured persons, both during their convalescence and the time that they resume work.  It is also our responsibility to better understand the causes of accidents and, if necessary, to undertake the appropriate remedial actions for ensuring that such accidents do not happen again;

Back to Contents

•

ensuring the safety of travel abroad: we must work to ensure the safety of employees who are either based in or traveling for business in high-risk countries.  Each month, a list of countries where travel is either prohibited or where specific precautions must be taken is circulated to employees.  This classification by country enables us to undertake appropriate measures for achieving maximum security, and also makes possible rapid evacuations in the event they are necessary.

Ensuring the physical safety of employees to the fullest extent possible is part of a larger effort aimed at improving employee working conditions.  Absenteeism, for example, may not only indicate health problems related to physical risks, but can sometimes reflect the absence of incentive to engage fully in one’s professional life.  Therefore, reduction of physical risks must go hand in hand with individual and collective actions to create more balance between work and personal life.

Promoting social dialogue at all levels

The establishment of a group committee in France—an employee organization that groups together management, employee representatives and labor unions at the group level—has strengthened dialogue within our company.  Not only has this committee fulfilled its mission of providing information and coordination on subject matters concerning all of our divisions, but it has also constituted a framework for the preparation of agreements with unions. For example, an agreement relating to skills development and professional advancement has been signed by our six representative trade unions.  It must now be adapted to the requirements of each division and subsidiary in France.  Since the end of 2004, negotiations have begun to reproduce this agreement at the subsidiary level and place it at the center of employee dialogue.

This effort should help to intensify a spirit of consultation and negotiation, which is already very developed within the group.  Consultative work involves 13,457 staff representatives worldwide, and in 2004 resulted in 1,360 agreements, 64% of which related to employee compensation, 17% to health, safety and work conditions, and 8% to social dialogue.

While strongly rooted in French social and institutional realities, our human resource policy must also be applied in the various other countries where we conduct our activities. The “social model” that has been constructed in France, however, cannot be inflexibly applied in other countries without taking into account specific local nuances.  This is where social dialogue again assumes its importance for the group, and in this spirit, a European group committee is currently being established.  This new committee will bring together representatives from each of the European countries in which we do business.

A compensation policy that includes social welfare benefits and employee profit-sharing

We apply a global compensation policy, which is consistent with the group’s results and includes the following components: salary, social welfare benefits and employee savings.  This policy consists of:

•

awarding competitive compensation based on the markets and countries concerned;

•

enabling employees to earn fair compensation which takes into account their own personal efforts;

•

strengthening social welfare benefits;

•

reinforcing the pension systems that exist in various countries;

•

developing employee savings.

Regarding social welfare benefits for employees, we have been able to take advantage of our size and international dimension to improve the pricing and services offered under the health and insurance policies provided by companies within our group.  For this purpose, we have carried out a restructuring of insurance contracts in order to optimize the costs and services provided under such policies and to limit the financial risks in case of excess.

Regarding pensions, after having closed access to certain service pension funds that had become too risky (replaced by defined contribution funds), we carried out a full audit of our commitments worldwide and implemented a software consolidation tool for these commitments in order to optimize the management thereof.  This management process relies upon the work of a steering group, which includes representatives of the financial and human resource departments of each division.  The steering group is charged with controlling commitments and enhancing the performance of investments.

Finally, the year 2004 was marked by a renewed effort to encourage employee shareholding in the context of a group savings plan managed by Sequoia. See “—Share Ownership—Company Savings Plan” below.  The plan is available in 7 countries, and consists of regular offers to employees who may wish to become shareholders of our company in the future. The plan has collected more than 13,000 subscriptions so far.

Back to Contents

Currently, given the share capital increases we conducted in 2002 and 2004, approximately 30,000 employees own approximately 0.62% of our share capital.

Social work

We provided €51,079,111 in subsidies related to social work in 2004 (compared to €54,260,043 in 2003). This figure, however, does not cover all of our activities in this domain, and does not include subsidies in a number of countries that do not record this amount separately from other labor-related charges. In France, we provided €35,206,432 in subsidies related to social work.

Back to Contents

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than one percent of our shares. As of December 31, 2004, our directors and senior managers listed below were granted options to subscribe to shares of our company as follows:

2001 Plan	Number of Shares	Exercise Price	Expiration Date
Henri Proglio	208,000	€41.25(1)	February 8, 2009
Jerôme Contamine	41,600	€41.25	February 8, 2009
Jean-Pierre Denis	41,600	€41.25	February 8, 2009
Antoine Frérot	41,600	€41.25	February 8, 2009
Denis Gasquet	41,600	€41.25	February 8, 2009
Andrew Seidel	41,600	€41.25	February 8, 2009
2002 Plan
Henri Proglio	220,000	€37.25(2)	January 28, 2010
Jerôme Contamine	65,000	€37.25	January 28, 2010
Jean-Pierre Denis	45,000	€37.25	January 28, 2010
Antoine Frérot	45,000	€37.25	January 28, 2010
Denis Gasquet	45,000	€37.25	January 28, 2010
Andrew Seidel	45,000	€37.25	January 28, 2010
2003 Plan
Henri Proglio	220,000	€22.50	March 24, 2011
Jerôme Contamine	105,000	€22.50	March 24, 2011
Olivier Barbaroux	70,000	€22.50	March 24, 2011
Antoine Frérot	70,000	€22.50	March 24, 2011
Denis Gasquet	70,000	€22.50	March 24, 2011
Stéphane Richard	70,000	€22.50	March 24, 2011
2004 Plan
Henri Proglio	110,000	€24.72	December 24, 2012
Jerôme Contamine	70,000	€24.72	December 24, 2012
Eric Marie de Ficquelmont	40,000	€24.72	December 24, 2012
Olivier Barbaroux	40,000	€24.72	December 24, 2012
Antoine Frérot	40,000	€24.72	December 24, 2012
Denis Gasquet	40,000	€24.72	December 24, 2012
Stéphane Richard	40,000	€24.72	December 24, 2012

__________________________________

(1)

The original exercise price, €42, has been adjusted to take into account transactions affecting our share capital (issue of free warrants for shares in December 2001 and a share capital increase in July 2002).

(2)

The original exercise price, €37.53, has been adjusted to take into account transactions affecting our share capital (issue of free warrants for shares in December 2001 and a share capital increase in July 2002).

As of December 31, 2004, none of the options granted to our directors and senior managers had been exercised.

Pursuant to a three-year authorization granted by our general shareholders’ meeting of June 21, 2000, our former management board decided on June 23, 2000 to implement an “outperformance” stock option program. Under the program, we granted 29 of our principal managers options to purchase 780,000 treasury shares at €32.50 per share.  The total number of treasury shares eligible for sale and the exercise price have been adjusted to 692,370 shares and €31.92 per share, respectively, as a result of legal adjustments related to our issue of free warrants for shares in December 2001 and a share capital increase in July 2002, and after deduction of the options cancelled after the departure of several beneficiaries. Options granted pursuant to this plan will expire in June 2008. As of December 31, 2004, 10,000 options had been exercised.

Pursuant to the same authorization, our former management board decided on February 8, 2001 to implement a stock option plan pursuant to which 1,500 of our employees (including 6 members of our former

Back to Contents

management board) received options to subscribe to a total of 3,462,000 newly-issued shares of our company at €42 per share, which was the fair market value of our shares at the time the options were granted.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,358,870 shares and €41.25 per share, respectively, as a result of the legal adjustments described above and after deduction of the options cancelled after the departure of several beneficiaries. Options granted pursuant to this plan will expire in February 2009.  As of December 31, 2004, none of these options had been exercised.

Finally, pursuant to the same authorization, our former management board decided on January 28, 2002 to implement a stock option plan pursuant to which approximately 1,400 of our employees (including 5 members of our former management board) received options to subscribe to a total of 4,413,000 newly-issued shares of our company at €37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,374,744 shares and €37.25 per share, respectively, as a result of the legal adjustments described above and after deduction of the options cancelled after the departure of several beneficiaries. Options granted pursuant to this plan will expire in January 2010.  As of December 31, 2004, none of these options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of April 25, 2002, our former management board decided on March 24, 2003 to implement a stock option plan pursuant to which approximately 1,740 of our employees (including 6 members of our former management board) received options to subscribe to a total of 5,192,635 newly-issued shares of our company at €22.50 per share.  The total number of newly-issued shares eligible for subscription has been adjusted to 5,016,173 shares after deduction of the options cancelled after the departure of several beneficiaries. Except for early exercises allowed under limited circumstances, options granted pursuant to this plan become exercisable in March 2006 and expire in March 2011.  As of December 31, 2004, none of these options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2004, our board of directors decided on December 24, 2004 to implement a stock option plan pursuant to which approximately 1,087 of our employees (including our chairman and chief executive officer) will be entitled to receive options to subscribe to a total of 3,341,600 newly-issued shares of our company corresponding to approximately 0.82% of share capital on the day the plan was authorized, which represents slightly more than half of the total amount authorized by our general shareholders’ meeting.  These options were awarded to three categories of beneficiaries:

•

Category 1: Group senior executives (including members of the executive committee), who received 32% of the options awarded;

•

Category 2: Group officers, who received 39% of the options awarded; and

•

Category 3: Group employees who distinguished themselves through exceptional performance, who received 29% of the options awarded.

The exercise price of the options has been set at €24.72 per share, which reflects the average of the 20 opening share prices of a VE share in the days preceding the board of directors’ decision.  Such exercise price does not include any discount.

The board of directors also decided that all or part of the award of options to beneficiaries falling into categories 1 or 2 above was conditioned upon our having achieved a certain level of return on capital employed (ROCE) by the end of our 2005 fiscal year.  Accordingly, these options will be awarded/not awarded as follows:

	<7.50%	≥ 7.50% and < 8.50%	≥ 8.50%
Category 1	0%	Between 50% and 100%	100%
Category 2	50%	Between 75% and 100%	100%

For ROCE levels that fall between 7.50% and 8.50%, options will be awarded pro rata and increase linearly in 0.10% increments based on the level of ROCE achieved.

Back to Contents

In connection with the transition to IFRS, ROCE may be recalculated under the supervision of the nominations and compensation committee. Further, under the 2004 stock option plan, ROCE (whether recalculated or not) is defined as the profitability indicator bearing such name in our annual financial statements reviewed by our independent auditors, as set forth in our annual report filed annually with the French Autorité des marchés financiers, or AMF.

Company Savings Plan

In connection with Vivendi Universal’s gradual divestiture of its interest in our company, a group savings plan (PEG) was created in 2002 in order to allow our employees to transfer savings previously invested in Vivendi Universal savings plans to new savings plans established by our company.

Our employees thereby had the possibility of investing in various instruments including monetary funds, VE shares and structured investment funds that guaranteed the preservation of capital and allowed for growth potential upon any increase in the price of VE shares.

We conducted a share capital increase in December 2002 that was reserved for employees of our group’s French subsidiaries. Given conditions during 2003, no share capital increase reserved for employees was conducted that year.

In 2004, we decided to reinvigorate our strategy of encouraging employee shareholding, by allowing non-French as well as French employees to participate in our group savings plan, with the objective of having our employees hold at least 5% of our outstanding share capital in the future.  Employees of our French subsidiaries as well as employees of subsidiaries located in 6 countries other than France thus have the possibility of investing in two different investment funds that hold interests in VE shares: a “classic” fund whose value fluctuates with the price of VE shares, and a “secured” fund that protects investors from a decline in the price of VE shares below the original subscription price.

The share capital increase we conducted on December 6, 2004 resulted in the issuance of 1,351,468 new shares and a corresponding increase in the our share capital of 6,757,340 euros, bringing our total share capital to 2,032,109,915 euros.

Currently, given the share capital increases we conducted in 2002 and 2004, approximately 30,000 employees own approximately 0.62% of our share capital. More generally, 48,500 employees have active accounts in Sequoia, our group savings plan, i.e., more than 1 in 3 employees in the 7 countries in which the group savings plan is available.

Back to Contents

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the ownership of our shares and voting rights at December 31, 2004:

Shareholder	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations(1)	34,137,203	8.40%	34,137,203	8.75%
Groupe Société Générale(2)	26,708,356	6.57%	26,708,356	6.84%
Groupe Groupama(3)	23,400,642	5.76%	23,400,642	6.00%
Vivendi Universal (4)	21,523,527	5.30%	21,523,527	5.52%
EDF(5)	16,255,492	4.00%	16,255,492	4.17%
Veolia Environnement(6)	16,183,548	3.98%	-	-
Public and other investors	268,213,215	65.99%	268,213,215	68.73%
Total	406,421,983	100%	390,238,435	100%

1)

According to Caisse des Dépôts et Consignations’ (“CDC”) filing with French market authorities as of January 3, 2005 (AMF avis no. 205C0033 dated January 7, 2005). In its filing of April 23, 2003 with French market authorities (Euronext avis no. 2003-1290 dated May 5, 2003), CDC declared that it was acting as a medium-term institutional investor and that it retained the right to purchase additional shares based on market conditions, but that it did not intend to assume control of our company.

2)

According to Société Générale’s filing with French market authorities as of January 4, 2005 (AMF avis no. 205C0032 dated January 7, 2005, which was updated by avis no. 205C0043 dated January 10, 2005).

3)

According to Groupama’s filing with French market authorities as of December 30, 2004 (AMF avis no. 205C0030 dated January 7, 2005).

4)

According to Vivendi Universal’s filing with French market authorities as of December 30, 2004 (AMF avis no. 205C0031 dated January 7, 2005).

5)

According to our register of registered shareholders (actionnaires au nominatif) as of December 31, 2004, which was prepared on our behalf by Société Générale on January 13, 2005.  To the best of our knowledge, EDF’s last share ownership filing with French market authorities occurred on December 30, 2002 (Euronext avis no. 2002-4424 dated December 31, 2002), in which EDF declared that it held 16,155,492 shares as of that date.  EDF further declared in the November 24, 2002 addendum to the June 24, 2002 contract described below that it would hold the shares as a financial investment, that it did not seek to influence our company’s management and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

6)

As set forth in our monthly filing with French market authorities of transactions we have effected with respect to our own shares, filed on January 3, 2005 for the month of December 2004.

To the best of our knowledge, no person other than those listed above directly or indirectly held 5% or more of our shares or voting rights as of December 31, 2004. Neither Vivendi Universal nor any other major shareholder has different voting rights than our other shareholders, except by virtue of the large number of shares each may hold.

We estimate that, as of December 31, 2004, approximately 67 million of our shares (representing approximately 16.5% of our share capital) were held by holders in the United States.  As of December 31, 2004, 1,730,236 of our shares (representing approximately 0.4% of our share capital) were held in the form of ADRs by  over 5,000 registered ADR holders (including The Depository Trust Company) and beneficial holders.

Back to Contents

The following table shows the evolution of the ownership of our shares over the past three years:

	As of December 31, 2002(1)			As of December 31, 2003(2)			As of December 31, 2004(3)
Shareholders	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Vivendi Universal	82,486,072	20.36%	20.83%	82,486,072	20.36%	20.83%	21,523,527	5.30%	5.52%
Our Company	9,142,362	2.26%	-	9,195,942	2.27%	-	16,183,548	3.98%	-
Public and other investors	313,442,025	77.38%	79.17%	313,388,501	77.37%	79.17%	368,714,908	90.72%	94.48%
Total	405,070,459	100%	100%	405,070,515	100%	100%	406,421,983	100%	100%

(1)

As of December 31, 2002, French investors held approximately 72.5% of our shares (and foreign investors the remaining 27.5%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were Vivendi Universal, Caisse des Dépôts et Consignations, Groupama and Putnam Investment Management LLC/Putnam Advisory Company LLC (on behalf of clients).

(2)

As of December 31, 2003, French investors held approximately 72.9% of our shares (and foreign investors the remaining 27.1%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were Vivendi Universal, Caisse des Dépôts et Consignations, Groupama and JPMorgan Chase Bank (on behalf of its clients).

(3)

As of December 31, 2004, French investors held approximately 70.55% of our shares (and foreign investors the remaining 29.45%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were those indicated in the first table set forth above.

Prior to July 2000, our company was a wholly-owned subsidiary of Vivendi Universal.  In July 2000, Vivendi Universal’s interest in our company was reduced to approximately 72.3% as a result of a global offering of our shares and the conversion of our convertible bonds into our shares.

In March 2001, Vivendi Universal issued €1.8 billion principal amount of bonds due in 2006 that are exchangeable for existing shares of our company held by Vivendi Universal. Each bond is exchangeable for 1.0221 of our existing shares, subject to adjustments.  Between January 27, 2003 and February 17, 2003, 98.47% of the outstanding bonds were redeemed early.  Accordingly, as of December 31, 2004, 494,323 bonds remained outstanding, which may be exchanged for a total of 505,247 of our existing shares, representing approximately 0.12% of our share capital.  Because the bonds are only exchangeable into already existing shares of our company, any exchange would not alter our share capital.

In December 2001, Vivendi Universal sold an additional block of our shares representing 9.3% of our total share capital in an over-the-counter transaction, reducing its interest in our company to approximately 63%. In December 2001, we distributed one free stock warrant for each of our 346,174,955 shares to persons who held our shares on December 14, 2001.  Subject to adjustments, including those resulting from our capital increase through a rights offering conducted on August 2, 2002, each 7 warrants will entitle the holder to subscribe 1.009 shares of our company, nominal value 5 euros per share, at a subscription price of €55 per share.   The warrants may be exercised at any time up to and including March 8, 2006. The warrants are listed on the Eurolist of Euronext Paris. As of December 31, 2004, 99,526 warrants had been exercised, which resulted in the issuance of 14,218 new shares and a corresponding increase in share capital of €71,090.  As of December 31, 2004, the number of outstanding shares of our company before exercise of outstanding warrants was 406,421,983 shares.  At this date, if all of the outstanding warrants had been exercised, 49,884,301 new shares would have been issued, representing a 12.27% ownership dilution.

In July 2002, we conducted a share capital increase through the issuance of preferential subscription rights to our shareholders.  This share capital increase was recorded on August 2, 2002. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors, whom we refer to as the Group of Declared Investors (GID), acquired and exercised the preferential subscription rights granted to Vivendi Universal and subscribed for the remainder of our shares not subscribed by the public.  The GID consisted of the Caisses des Dépôts et Consignations, Groupama, BNP Paribas, AGF, Société Générale, Dexia, Caisses d’Epargne, Crédit Lyonnais and Natexis Banques Populaires.  Following the transaction, the GID held 9.4% of our share capital.

Back to Contents

On November 24, 2002, Vivendi Universal, our company, the GID and a group of new investors, whom we refer to as the New Investors, signed an addendum to the June 24, 2002 agreement pursuant to which Vivendi Universal sold to the New Investors and to our company a total of 82,486,072 of our shares (of which 3,624,844  were sold to our company, representing approximately 0.9% of our share capital at the time of sale) on December 24, 2002.  Our company and the New Investors also received, for each share purchased, a call option that was exercisable at any time between December 24, 2002 and December 23, 2004 inclusive, entitling the holder thereof to purchase one of our shares at a price of €26.50 per share. On the date that these call options expired, i.e. December 23, 2004, none had been exercised.  The New Investors were EDF, Caisse des Dépôts et Consignations, Groupama SA, AXA, Compagnie d’Investissement de Paris SAS, Eurazeo, Aurélec, Dexia Crédit Local, Caisse Nationale des Caisses d’Epargne, Assurances Générales de France Holding, CNP-Assurances, Crédit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Crédit Lyonnais, Médéric Prévoyance and Wasserstein Family Trust LLC.

On December 8 and December 9, 2004, Vivendi Universal reduced its shareholding in our company by a total of 15% of share capital, reducing its interest from 20.36% of share capital to only 5.30%.  Vivendi Universal reduced its holdings through (i) a private placement to investors involving 10% of share capital, (ii) a sale to Société Générale involving 3% of share capital, and (iii) a sale to our company involving 2% of share capital, which closed on December 29, 2004.

To our knowledge, there are no shareholders’ or other agreements relating to our shares other than as described above.

Back to Contents

RELATED PARTY TRANSACTIONS

Vivendi Universal

Vivendi Universal formally created our company in 1999 by grouping together the majority of its existing environment-related operations.  Prior to July 2000, our company was a wholly-owned subsidiary of Vivendi Universal.  Following our initial public offering in July 2000, Vivendi Universal held 72.3% of our shares.  Following a series of share sales by Vivendi Universal in 2001 and 2002, Vivendi Universal’s participation in our company was reduced to 20.36% of our share capital. Finally, in December 2004, Vivendi Universal further reduced its equity stake such that it held only 5.30% of our share capital at the end of this period.

In addition, in April 1999 we issued 10,516,606 bonds (or “OCEANEs”) for an aggregate principal amount of €2,850,000,226 (par value €271 per OCEANE), which were convertible and/or exchangeable at any time into new or existing shares of Vivendi Universal and/or shares of our company if and when our company became a public company.  At the time of our initial public offering in 2000, we decided to convert these OCEANEs into new shares of our company at a ratio of 10.213 new shares per OCEANE, which represented a share capital increase of €714,709,238.  The remaining 5,331,058 OCEANEs that were not converted were repayable in January 2005 or otherwise exchangeable into shares of Vivendi Universal.

On January 3, 2005, we redeemed 5,330,827 outstanding OCEANEs at par value plus an additional non-conversion premium of €17 per OCEANE, representing €288 per OCEANE, for an aggregate redemption price of €1,568,379,191 including fees.  In addition, 231 OCEANEs not so redeemed were exchanged into 725 shares of Vivendi Universal.

Transfer of Participations and Interests

In order to complete the separation of Vivendi Universal and our company, we entered into a Master Agreement with Vivendi Universal dated December 20, 2002, as well as an ancillary cooperation agreement, pursuant to which both parties agreed to the transfer of various securities and interests historically held by Vivendi Universal in companies related to our environmental management services business.  As of December 31, 2004, Vivendi Universal had transferred substantially all of these interests to us.

Financial Agreements

We entered into a number of agreements with Vivendi Universal in connection with our formation and the initial public offering of our shares so as to establish and organize the financial relationship between Vivendi Universal and our company.  Following transactions that occurred during 2004, the following agreements remained between Vivendi Universal and our company:

Loan Agreement of June 19, 2000

On June 19, 2000, we and Vivendi Universal entered into a loan agreement that was later terminated pursuant to an agreement dated January 13, 2003, except for provisions relating to the shareholder’s account, which could be temporarily and automatically reactivated at any time that a holder of our OCEANEs (as described above) exercised its right to exchange its OCEANEs into shares of Vivendi Universal.  Upon maturity of the OCEANEs on January 3, 2005, 231 OCEANEs were exchanged for 725 shares of Vivendi Universal.  As a result, we were required to reimburse Vivendi Universal for drawdowns under the shareholder’s account in a total amount of €62,601. Following this reimbursement, the June 19, 2000 loan agreement has been fully terminated.

Guarantee Agreement

In connection with our assumption of control of Vivendi Universal’s water and energy services operations, we replaced Vivendi Universal in 2000 as managing partner (associé commandité) of Vivendi Universal’s water and energy services subsidiaries. As managing partner of these subsidiaries, we assumed Vivendi Universal’s statutory obligations for the financial management of such subsidiaries’ expenses in France related to the maintenance and replacement of equipment, in discharge of their contractual obligations.

Under a guarantee agreement dated June 20, 2000, as modified on December 20, 2002, Vivendi Universal agreed to indemnify us for any loss that we suffered as a result of our having assumed such obligations, in instances where our reimbursement of expenses associated with the maintenance or replacement of equipment exceeded the related contributions we received from such subsidiaries. On December 21, 2004, Vivendi Universal delegated its obligations under the guarantee agreement to Société Générale in respect of the 2004 fiscal year and onward, which we accepted.  At the time of such delegation, the parties took note of the guarantee

Back to Contents

limits already in place, and set forth the maximum amounts that we could seek from Société Générale under the guarantee agreement in respect of the 2004 fiscal year and subsequent fiscal years.  In 2004 value, the total maximum amount guaranteed by Société Générale was €207.26 million. We may draw on this guarantee annually in an amount of up to €34.66 million per year (which amount shall increase by 4.5% annually). The last fiscal year in respect of which we may claim reimbursement under the guarantee agreement is 2011.

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

Pursuant to the Master Agreement dated December 20, 2002, and in light of the transfer or expiration of certain of the guarantees initially covered by the June 20, 2000 protocol, we and Vivendi Universal have redefined both the list of subsidiary guarantees that will be transferred to, or otherwise counter-guaranteed by, our company as well as the conditions under which Vivendi Universal can appeal our counter-guarantee.  As of December 31, 2004, the maximum aggregate amount that could become due under these subsidiary guarantees was approximately €110.5 million.

Aguas Argentinas

Pursuant to the December 20, 2002 Master Agreement, we and Vivendi Universal agreed that Vivendi Universal would definitively remain the owner of shares of Aguas Argentinas, an Argentinean company, which were listed among the interests that we were supposed to acquire pursuant to an annex to the June 20, 2000 counter-guarantee agreement.  As a result, Vivendi Universal definitively waived the counter-guarantee relating to this interest given by us pursuant to the June 20, 2000 agreement.  In exchange, we agreed to pay, subject to a cap of US$5 million, the first sums due under Vivendi Universal’s guarantees in respect of Aguas Argentinas’ financial commitments.

As of December 31, 2004, the amount guaranteed by us was fully paid in the amount of US$5 million.  Accordingly, we do not have any further commitments or obligations to Vivendi Universal with respect to the above transaction.  However, we do benefit from a return to better fortune clause, pursuant to which we may be reimbursed for all or part of the US$5 million we have paid to Vivendi Universal in the event that Aguas Argentinas returns to profitability.

FCC – Relationship with Our Co-Shareholder

Until September 15, 2004, we held a 49% interest in the holding company B 1998 SL, which itself holds 52.5% of the Spanish company FCC (amounting to a 25.7% indirect interest in FCC on our part).

During 2003, certain disagreements relating to the strategic development of FCC arose between us and our 51% co-shareholder in B 1998 SL, Ms. Esther Koplowitz.  In the fall of 2003, negotiations began for Ms. Koplowitz to repurchase our indirect interest in FCC.  A contract for sale was signed on July 28, 2004 and came into force on September 15, 2004, pursuant to which we sold to Ms. Koplowitz our entire interest in the holding company B 1998 SL.

This contract put an end to the shareholders’ agreement of October 6, 1998 between us and Ms. Koplowitz.  The contract also ended a put option agreement, pursuant to which Ms. Koplowitz had the option, exercisable at any time through October 16, 2008, to require us to purchase her remaining 51% interest in FCC’s holding company.

This sale forms part of our effort to refocus our activities on our historical environmental services business, which began in 2002.  We and FCC have nevertheless retained our joint interests in the Spanish subsidiaries Proactiva Medio Ambiente and FCC Connex Corporación.  See “Item 4. Information on the Company—Business Overview.”

Proactiva’s shareholders have not entered into a shareholders’ agreement.  Accordingly, Proactiva’s management is governed by its articles of association, which provide that shareholders have a preferential right to acquire any shares offered for sale by another shareholder.

Back to Contents

Pursuant to a shareholders’ agreement dated December 13, 2001, the shareholders of FCC Connex Corporación (which are CGT, the transportation subsidiary of FCC, and Connex) are required to act in the company’s best interest so as to avoid deadlock when strategic decisions are made.  In the event of any deadlock, or in the event a shareholder fails to fulfill any of its obligations, the shareholders’ agreement contains specific provisions relating to shareholder divestment.  These provisions also apply in the event of a change in control of CGT or Connex.  Under these provisions, our company or FCC, as the case may be, may require its partner to either repurchase the other’s interest in the company or to sell its own interest, depending on the circumstances.

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

Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market.  On July 11, 2002, the Council rejected the allegations of anticompetitive cooperation among the water services companies in question and refused to impose monetary sanctions or issue an injunction against these companies.  However, the Council found that the existence of the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of Economy, Finance and Industry to take all necessary measures to modify, complete or terminate the pooling of means arrangement of these companies through their joint ventures. Compagnie Générale des Eaux contested this finding, first before the relevant judicial authorities, which declared that they did not have jurisdiction over the matter (decision dated July 12, 2004 of the commercial section of the French Supreme Court (Cour de cassation)), and then before the relevant administrative authorities (action currently pending before the French Conseil d’Etat).  In light of the nature of the litigation, we have not accrued a reserve for its potential outcome.

SADE

In April 2000, SADE, a subsidiary of Veolia Water, and 40 other companies received notice from the French Competition Council of a complaint alleging “anticompetitive agreements” among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France department, which includes Paris and its suburbs.  These companies, including SADE, filed answers to the complaint in September 2000.  The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction public bids subject to scrutiny to 32 contracts.  The companies filed an answer to the new complaint in January 2002.  However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints.  SADE, which is currently implicated with respect to 9 public bids in the complaint, filed a response in January 2005 that contested the Council’s complaint on the merits and on the basis of irregularities in the complaint procedure that affected its right of defense.  At this stage of the litigation, we cannot evaluate the associated financial risk and, accordingly, have not accrued a reserve for the potential outcome.

In addition, on June 9, 2005 the French Competition Council issued a ruling against eleven companies (including SADE) in respect of a complaint alleging anticompetitive behavior in respect of public bids for various public works contracts in the Meuse department from 1996 to 1998. SADE was implicated with respect to one such contract, which was awarded to a competitor in 1998.  Under this ruling, SADE was fined EUR 5 million and is currently reviewing its options for appeal.

OTV

At the end of 1993, NOSS, a consortium led by Northwest Water International Limited in which Veolia Water participates through its subsidiary Omnium de Traitement et Valorisation, or OTV, won a contract to build a water treatment facility and a wastewater collection network in the city of Bangkok pursuant to an offer made in a public tender held in 1992.  The value of the contract at the time was 150 million pounds sterling and required 38 months of public works.  Because of numerous difficulties encountered with Bangkok municipal authorities (including, for example, restrictions on access to key sites and modifications of project specifications) and the failure to agree on compensation during the ensuing discussions, NOSS terminated the contract on March 6, 1998 and commenced an arbitration proceeding for damages.  The Bangkok municipal authorities rescinded the contract in June 1999 and drew on the project guarantees, which were partially paid by the issuer banks.  In addition, all related outsourcing contracts were terminated by mutual consent, except for a contract with Euro Iseki Limited, or EIOL, which commenced its own arbitration proceeding against NOSS.  The dispute between EIOL and NOSS has been settled, at no cost to OTV. Regarding the claim against the city of Bangkok, we do not expect that a final award will be rendered in this proceeding for several years, as arbitrators are still in the process of being appointed.  Although we are jointly and severally liable with the other members of the NOSS consortium in respect of any monetary damages that may be awarded to the other parties in these proceedings, we

Back to Contents

do not believe, given the current stance taken by the city of Bangkok, that this litigation will have a material adverse effect on our company.  Nevertheless, we have accrued a reserve for its potential outcome.

Water Applications & Systems Corporation and Aqua Alliance International

Several present and former indirect subsidiaries of Veolia Water in the United States (which include subsidiaries of Aqua Alliance and subsidiaries of Water Applications & Systems Corporation (f/k/a United States Filter Corporation)) are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. Regarding the lawsuits against Veolia Water’s former subsidiaries, certain of Veolia Water’s current subsidiaries have retained all liability relating thereto and are sometimes involved in the management of such lawsuits. Further, the purchasers of Veolia Water’s former subsidiaries in some instances benefit from guarantees given by Veolia Water or by us in respect of the outcome of such lawsuits.  These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Water’s present or former subsidiaries or their predecessors.  There are generally numerous other defendants, in addition to Veolia Water’s present or former subsidiaries, which allegedly contributed to the claimed injuries. Reserves have been accrued by Veolia Water’s present subsidiaries for their estimated liability in these cases based on, among other things, the nexus between the claimed injuries and the products manufactured or sold by Veolia Water’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants, and the availability of insurance coverage.  These reserves are accrued at the time such liabilities are probable and reasonably estimable.  A number of such claims have been resolved to date either through settlement or dismissal.  To date, none of these claims has been tried to a verdict.  We do not expect these claims to have a material adverse effect on our business, financial condition or results of operation. It is not possible, however, to predict the extent to which additional claims of this type may be filed in the future against Veolia Water’s present or former subsidiaries or the amounts for which Veolia Water’s present or former subsidiaries ultimately may be liable as a result of such claims.

Connex

On November 27, 1998, the French General Direction for Consumers, Competition and the Prevention of Fraud, or DGCCRF, obtained an order from a French court authorizing it to perform an inspection on the premises of our transportation subsidiary CGEA Transport (now Connex) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. The DGCCRF proceeded to perform these inspections and seizures in 1998.  Connex was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits.  In September 2003, the French Competition Council notified Connex of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. In September 2004, the French Competition Council notified Connex of additional grievances alleging the existence of an anticompetitive agreement at the European Union level. In January 2005, the judge advocate of the French Competition Council transmitted his conclusions, in which a part of one of the grievances was dropped.  Possible sanctions relating to this matter will be announced at a later date in the conclusions of a government commissioner.  Accordingly, given the absence of any additional information allowing us to estimate possible sanctions, we have not accrued any reserves for this claim as of this date.

Onyx

Following a fire that started on July 25, 1997 in a landfill operated by Onyx Méditerranée, a subsidiary of Onyx, in Septèmes-les-Vallons, in the south of France, Onyx Méditerranée was ordered under a May 6, 2003 judgment of the criminal court (tribunal correctionnel) of Aix-en-Provence, and under a December 17, 2003 decision of the Court of Appeal of Aix-en-Provence, to pay a €100,000 fine for the involuntary destruction of property. The sanction was amnestied after payment of the fine. Furthermore, the tribunal ordered an expert review in respect of the claims for indemnification brought by civil parties relating primarily to the deterioration of woods and plantations.  We believe that such litigation will not have a material adverse effect on our financial condition in light of our insurance coverage in particular and, accordingly, have not accrued a reserve in respect of the potential outcome.

Dalkia

During 2004, arbitration proceedings between Finenergia, an Italian subsidiary of Dalkia, and members of the Jacorossi family were settled. The proceedings arose in connection with Finenergia’s planned acquisition of the Fintermica group, which was never completed because due diligence conducted in respect of the Fintermica group proved unsatisfactory.  The settlement that resulted from the arbitration proceedings put a definitive end to the dispute, which represented one of Dalkia’s greatest potential liabilities.  Given the terms of the settlement and the tax position of Dalkia’s Italian subsidiaries, as well as the reserves accrued in respect of

Back to Contents

this claim in prior fiscal years, the settlement did not have a material impact on the 2004 financial statements of these Italian subsidiaries.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (later transferred to San Juan, following a decision by the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, our joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents.  On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate.  The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced on May 28, 2003, at the request of the court and all parties, in order to find a complete solution to this litigation.  This mediation proceeding has not yet resulted in a specific proposal. In light of the state of advancement of these two proceedings and CAPR’s insurance coverage, we have not accrued a reserve for the potential outcome of this litigation.

See Note 15 to our consolidated financial statements for the aggregate amount of reserves accrued by our company in respect of all litigation, including tax claims, in which we or our subsidiaries are involved.  These reserves cover the losses that we believe are probable as a result of all types of litigation in which we are involved in the course of our business, including a large number of claims and proceedings that, individually, are not material to our business.  The largest individual reserve accrued in our financial statements relating to litigation amounts to approximately €10 million.

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

SIGNIFICANT CHANGES

The following discussion should be read in conjunction with our discussion of the evolution of our business, our financial condition, our results of operations and a comparison of our operating results and financial condition in preceding periods included in “Item 5. Operating and Financial Review and Prospects.” It contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information—Risk Factors.” Our results may differ materially from those anticipated in the forward-looking statements.

Since the date of our consolidated financial statements, we have pursued our strategic goals to increase organic growth, obtain new contracts and enter into new partnerships and alliances.  The following are the most significant developments in our businesses since December 31, 2004.

General

On January 13, 2005, the interest and debt coverage ratios contained in our guarantee relating to the Berliner Wasser Betriebe debt (see paragraph (g) of Note 16 to our consolidated financial statements) were eliminated.

On April 20, 2005, we obtained a new syndicated credit facility in the amount of €4 billion, with a maturity of seven years.  This new facility will replace our former 5-year syndicated credit facility in the amount of €3.5 billion, which was signed on February 19, 2004.  Like the former facility, this new credit facility will help to cover our general financing needs and has been entered into without any interest and debt coverage ratios.

On June 27, 2005, Moody's Investors Service announced it had upgraded our company's "senior unsecured" and "issuer" credit ratings to A3 from Baal, with stable outlook. According to Moody's, the upgrade is primarily based on the improving trend in our company's financial profile as a result of our continued reduction

Back to Contents

of adjusted net debt, the refocusing on our core activities and the efforts by our management to improve the return on capital employed

Water

At the end of 2004, Veolia Water acquired a majority interest in the water services company Stadtwerke, which manages municipal water services for the city of Braunschweig in Lower Saxony, Germany, for a price of €372.5 million.  This acquisition forms part of Veolia Water’s strategy to pursue further development in Europe, in particular Germany.  The effects of the acquisition on the water division’s results (expected revenue to amount to approximately €270 million) will begin to be felt in the 2005 fiscal year.

At the end of June 2005, Veolia Water was awarded a contract to supply water services by the Hradec Kralove water company, the public water authority of Eastern Bohemia (Czech Republic). This contract covers water production and distribution, customer relations and wastewater collection and treatment. The 30-year contract is expected to generate total revenue of more than €525 million over the entire period.

In addition, Veolia Water, through its local subsidiary (Société Eau Pure, or SPEP), recently signed a 5-year partnership contract with Vodokanal, the local water company in St. Petersburg (Russia), to manage the drinking water production plant in the southern part of that city.  With a daily production capacity of approximately 1.2 million cubic meters, this drinking water plant is one of the largest in Europe, and serves approximately two million people.

Waste Management

At the beginning of 2005, the French Vice-Minister of Industry retained Onyx to collect and recover biogas emissions emanating from waste located at a landfill in Claye-Souilly, near Paris.  This landfill, which has an annual capacity of one million tons of waste on 214 hectares, is the largest in France in terms of tonnage received.  Onyx expects to begin operating at the site at the end of December 2006 pursuant to a 15-year contract.  Electricity produced at the site (which is resold to EDF) is expected to grow from the 11 megawatts per year produced currently to 27 megawatts per year in 2007, representing estimated growth in revenues from sales of €160 million over a 15-year period.  In the future, the electricity produced at the site should be able to satisfy the needs of households in a city of 80,000 inhabitants within the Ile-de-France region, which is a heavy importer of electricity.

In April 2005, the French towns of Gennevilliers and Précy sur Marne were honored for their work to promote alternative waste transport options through Onyx’s new Ile de France river transport system for non-hazardous industrial waste originating in the region. This project serves as a model in France through the amount of tonnage transported and the reduction in nuisances at every step, compared to conventional transport options. Since June 2004 the Gennevilliers transit site has taken in 550 tons a day of non-hazardous industrial waste, and the immediate effect of the shift in traffic was to reduce greenhouse gases by roughly 400 tons of CO2 annually. As of today, river transport is the least polluting, safest and most economical way to ship merchandise from one place to another.

In 1991, a protocol was signed in Madrid declaring Antarctica a natural reserve and establishing strict environmental regulations. As part of the “Veolia Environnement for Antarctica” project launched in 2001 in cooperation with the “Institut Polaire Français Paul Emile Victor”, Onyx contributes to the protection of Antarctica by treating waste from French polar bases. In this context, in 2005, Onyx prepared and sorted five containers (with total capacity of 12 tons) of waste shipped from Antarctica to the city of Le Havre’s sorting center (France), and then routed it to appropriate treatment facilities. Onyx recycled 75% of the waste, either as energy (55%) or recycled raw materials (20%).

Energy Services

Siram, a subsidiary of Dalkia, won a public tender in the region of Ligurie involving 30 hospitals and approximately 8,000 beds. The 10-year contract, expected to generate revenues of approximately €440 million during this period, is being managed through a consortium of companies. Siram’s share in the contract amounts to approximately €130 million over 10 years.

Dalkia has also signed a framework agreement with the Nexans group, a worldwide leader in cables and cabling systems.  The agreement involves maintenance and management of industrial utilities and overall building management on six primary sites in France.  The agreement aims to optimize the relationship between quality and cost and to simplify the current management of the sites.

Finally, Edenkia, a joint subsidiary of Dalkia and EDF, won a contract with German brake manufacturer Continental to supply electrical energy and related services at its site in Sarreguemines (Moselle). This 9-year contract includes the supply of electrical energy (approximately 70GWh per year) and an evaluation of the internal electrical network, followed by its renovation, expansion, maintenance and operation.  Edenkia has chosen EDF as its supplier of electricity under the contract for the first three years and Dalkia as the on-site operator.  It is also overseeing work on the internal electrical network that is being conducted by Clemessy (a subsidiary of Dalkia).

Back to Contents

Transportation

In November 2004, Connex signed an agreement to acquire the 50% of the share capital of Eurolines that it did not already own, for a price of €22.6 million.  This acquisition was finalized on March 9, 2005.

In Germany, Connex Cargo Logistics GmbH signed an agreement in January 2005 pursuant to which it will acquire 65% of DE Transport GmbH, a company responsible for rail freight transport on the sites of Thyssen-Krupp and other industrial clients in the port area of Dortmund.  The agreement also calls for Connex Cargo Logistics GmbH to acquire a 19% interest in DE Infrastruktur GmbH, which is the owner of infrastructure relating to these activities.  Completion of the acquisition is conditioned upon approval by German competition authorities (Bundeskartellamt).  The annual revenues generated by the two companies in which Connex Cargo Logistics GmbH intends to acquire an interest are estimated to be approximately €25 million.

In the United States, Connex won a public tender in February 2005 for the management, operation and maintenance of a regional bus network in the Denver area.  The 3-year contract is expected to generate approximately €25 million in revenue.

In March 2005, Connex won a contract to operate an express right-of-way bus network in York in the suburbs of Toronto (Ontario province), Canada, a city of more than 1 million inhabitants.  This network includes 85 articulated buses. This 5-year contract (with a term beginning in September 2005) is expected to generate total revenues of approximately 62 million euros during the entire period.

In February 2005, Connex acquired a 15% minority interest in Helgelandske AS, a Norweigan company that operates 15 ferries and 42 buses in the Helgeland region of Norway.  Connex has an option to acquire an additional 68% interest in this company until January 2006. In 2004, this company generated revenues of approximately 77.7 million euros.

Finally, two years after the opening of the international rail freight market to competition, Connex won the international bid launched by the Belgian group, LHOIST and signed in April 2005 a contract expected to generate total revenues of approximately 10 million euros during a 5-year period. Connex thereby extends to the French national rail network its activities in the area of merchandise transport. Operations began under the contract on June 13, 2005, and the first trains transporting limestone on behalf of a German iron and steel group began circulating on a railway line between the French department of Meuse and Sarre, Germany.

Back to Contents

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

Our ordinary shares are listed on the Eurolist of Euronext Paris (Compartment A). Since August 8, 2001, our shares have been included in the CAC 40, a main index published by Euronext Paris. Our shares have been listed on The New York Stock Exchange in the form of American Depositary Shares (“ADSs”) since October 5, 2001. Each ADS represents one ordinary share.

The Eurolist market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist market, a new single regulated market, which has replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché onto the Eurolist market.

As from February 21, 2005, all securities approved for listing by Euronext Paris are traded on the Eurolist market. The Eurolist market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. Securities listed on the Eurolist market are classified by alphabetical order. In addition, Euronext Paris created the following compartments for classification purposes: Compartment A, for issuers whose market capitalization is over €1 billion, Compartment B, for issuers whose market capitalization is between €150 million and €1 billion, and Compartment C, for issuers whose market capitalization is under €150 million.

Trading on the Eurolist market

Securities listed on the Eurolist market of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities listed on the Eurolist market in one of two categories, depending on their trading volume. Our shares trade in the category known as “Continuous,” which includes the most actively traded securities. Securities in the “Continuous” category are traded on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which times trades are recorded but not executed until, respectively, the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m.). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a security after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the last auction price plus or minus 1%. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Euronext Paris automatically restricts trading in a security listed on the Eurolist market in the “Continuous” category upon entry of an order in the order book that is likely to result in a trade being executed at a price exceeding the specific price limits defined by its regulations. In particular, trading is automatically restricted in a security whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than 2.0% from the last traded price. Trading of this security resumes after a call phase of four minutes, during which orders are entered in the central order book but not executed, which ends by an auction. Euronext Paris may also suspend trading of a security listed on the Eurolist market in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases, including, for example, in the context of a takeover bid, Euronext Paris may also suspend trading of the security concerned, upon request of the AMF.

Trades of securities listed on the Eurolist market are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are currently eligible for the deferred settlement service.

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

Back to Contents

Trading by Veolia Environnement in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in “Item 10. Additional Information — Memorandum and Articles of Association — Trading in Our Own Shares.”

Trading History

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) and the trading volume (in shares) of our shares on the Eurolist of Euronext Paris.

	High	Low	Trading Volume(1)
	————	————	————
2005
May	31.82	29.21	44,734,280
April	29.50	27.17	36,371,869
First Quarter	28.42	25.21	122,493,492
March	27.80	25.24	42,593,017
February	28.42	25.52	41,108,795
January	27.50	25.21	38,791,680
2004
Fourth Quarter	26.63	23.11	107,660,963
December	26.63	23.70	47,608,878
Third Quarter	23.54	21.02	83,118,617
Second Quarter	23.69	21.06	94,359,760
First Quarter	24.56	21.30	96,749,828
2003
Fourth Quarter	21.78	18.08	109,232,584
Third Quarter	19.79	16.00	99,705,921
Second Quarter	20.28	14.58	119,016,453
First Quarter	24.93	14.40	93,519,693
2002
Fourth Quarter	25.99	20.09	63,023,202
Third Quarter	31.25	17.18	111,250,501
Second Quarter	39.10	27.00	136,136,840
First Quarter	39.20	33.55	57,297,156
2001
Fourth Quarter	44.50	36.10	120,996,762
Third Quarter	51.25	40.00	40,825,017
Second Quarter	51.40	46.91	25,040,547
First Quarter	50.25	38.50	55,241,583
2000
Fourth Quarter	49.00	39.50	26,287,055
Third Quarter (from July 20)	46.00	32.50	119,020,919

________________________

Source: Euronext Paris

(1)

Regarding trading volume, a new definition was adopted by Euronext Paris in May 2003 in order to harmonize practices across Euronext’s various local trading markets. For Euronext data provided before this date, trading volume included transactions conducted in the over-the-counter market. Since May 2003, market trading activity as defined by Euronext Paris includes transactions conducted on the NSC system, regulated off-market transactions and transactions involving option trading on Monep, but does not include transactions conducted in the over-the-counter market. Trading volumes after May 2003 may therefore be lower than those recorded under Euronext Paris’ former definition of market trading activity.

Our shares were offered at €32.50 per share in our initial public offering in France and at €34 per share in our international private placement.

Back to Contents

Trading On The New York Stock Exchange

The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) and the trading volume (in ADSs) of our ADSs on The New York Stock Exchange.

	High	Low	Trading Volume
	————	————	————
2005
May	39.65	37.73	546,100
April	38.33	35.24	391,000
First Quarter	36.46	33.07	682,700
March	35.75	33.77	347,200
February	36.16	33.71	134,300
January	36.46	33.07	201,200
2004
Fourth Quarter	36.45	28.95	584,100
December	36.45	31.80	325,200
Third Quarter	29.07	25.65	219,500
Second Quarter	28.77	25.05	559,400
First Quarter	31.25	26.79	873,900
2003
Fourth Quarter	27.45	20.65	984,697
Third Quarter	23.19	18.30	1,070,478
Second Quarter	23.42	16.00	352,079
First Quarter	26.08	16.04	660,990
2002
Fourth Quarter	25.48	20.90	615,272
Third Quarter	30.60	18.10	420,278
Second Quarter	34.20	28.11	243,778
First Quarter	34.20	29.53	128,785
2001
Fourth Quarter (from October 5)	39.45	32.40	294,495

____________________________

Source: Bank of New York

We urge you to obtain current market quotations.

Back to Contents

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

Under Article three of our statuts, our corporate purpose, directly or indirectly, in France and in all other countries, is:

•

the conduct of service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and waste management;

•

the acquisition, licensing and exercise of all patents, licenses, trademarks and designs relating directly or indirectly to our operations;

•

the acquisition of interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

•

generally, the entering into of all commercial, industrial, financial, real estate or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, the ability to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which we hold an interest in connection with our activities, as well as the ability to finance or refinance any of our activities.

Directors

Our statuts provide that each of our directors must own at least 750 of our shares in registered form.  The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office.

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

Transactions with Major Shareholders

The limitations imposed by the French commercial code on transactions between a company and interested directors, described in the preceding paragraph, also apply to transactions between a company and a holder of shares carrying 10% or more of its voting power (or, if such shareholder is a legal entity, the entity’s parent, if any) and to transactions between companies with common directors or executive officers.

Rights, Preferences and Restrictions Applicable to Our Ordinary Shares

Dividends

Dividends on our shares are distributed to shareholders pro rata. The dividend payment date is decided by the shareholders at an ordinary general meeting. Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our board of directors can determine the distribution of interim dividends during the course of

Back to Contents

the fiscal year, but in any case before the approval of the annual financial statements by the annual ordinary general meeting of shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

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

Preferential Subscription Rights

Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our company for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company’s governing board and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

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

•

appointing independent auditors; and

•

declaring dividends or authorizing dividends to be paid in shares.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•

changing our company’s name or corporate purpose;

Back to Contents

•

increasing or decreasing our share capital;

•

creating a new class of equity securities;

•

authorizing the issuance of investment certificates or convertible or exchangeable securities;

•

establishing any other rights to equity securities;

•

selling or transferring substantially all of our assets; and

•

the voluntary liquidation of our company.

Convening Shareholders’ Meetings

The French commercial code requires our board of directors to convene an annual ordinary general meeting of shareholders to approve our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the French commercial court (Tribunal de Commerce).  The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

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

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the board of directors within ten days of the publication of the notice.

We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the AMF.

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

Back to Contents

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

The quorum requirement is one-third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

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

Back to Contents

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

Trading in Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital. To acquire our own shares, we first must file an information memorandum (note d’information) that has received the approval (visa) of the AMF and obtain the approval of our shareholders at an ordinary general meeting.  In addition, under French law, we are required to disclose to the AMF the details of transactions we carry out with respect to our shares, within seven days after their occurrence.  On a monthly basis, we must also provide a summary to the AMF of the transactions we have carried out with respect to our shares during the preceding month.

At the general shareholders’ meeting held on May 12, 2005, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law.  This program allows us to repurchase or sell shares for the purpose of:

•

implementing stock option plans,

•

awarding shares to employees in connection with a company savings plan established in accordance with applicable law,

•

awarding free shares to employees or senior management,

•

delivering shares upon exercise of debt instruments granting rights to such shares, in accordance with stock exchange regulations,

•

retaining and later distributing shares to finance potential external growth, whether in exchange or as payment,

•

enhancing the secondary market or liquidity in respect of our shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to compliance procedures recognized by the AMF,

•

the completion of purchases, sales or transfers by any means by an investment services provider, in particular off-market transactions, and

•

canceling all or a portion of repurchased shares.

Share repurchases are subject to the following conditions: (i) the number of shares that we are allowed to purchase over the course of the share repurchase program may not exceed 10% of our share capital, or

Back to Contents

approximately 40,642,198 shares as of December 31, 2004, and (ii) the number of shares that we may hold at any given moment may not exceed 10% of our share capital.

The maximum repurchase price under the program is €37 per share (or the corresponding amount in any other currency).  The maximum purchase price applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 12, 2005, and not to future transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting that provide for acquisitions of shares after the date of the shareholders’ meeting held on May 12, 2005. In addition, we can only make payments for share repurchases up to an aggregate amount of €1 billion under the program.  Our board of directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers.  On April 15, 2005, the AMF approved a note d’information relating to this share repurchase program.  The shareholders’ authorization for this program expires at the latest on November 12, 2006, which is 18 months after the date of the shareholders’ meeting that approved the program.

The share repurchase program approved on May 12, 2005 replaces our previous share repurchase program that was approved at our general shareholders’ meeting held on May 12, 2004.  Share repurchases made pursuant to the program authorized on May 12, 2004 are detailed in Item 16E below.

As of March 31, 2005, we held 16,183,548 shares, representing 3.98% of our share capital.  The accounting value (not including provisions) of our total portfolio at that date was €459,301,729, while the market value was €442,781,873. None of our subsidiaries held any of our shares as of March 1, 2005.  We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions — Disclosure of Substantial Shareholdings

Our statuts currently provide that any person or group that fails to notify us within 15 days of acquiring, directly or indirectly, or disposing of 1% or any multiple of 1% of our shares will be deprived of voting rights for shares in excess of the unreported fraction (prior to our shareholders’ meeting of May 12, 2005, this reporting threshold was set at 0.5%). In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

Anti-Takeover Effects of Applicable Law and Regulations

In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 5 trading days of the date it crosses such thresholds of the number of shares and voting rights it holds. The individual or entity must also notify the AMF within 5 trading days of the date it crosses these thresholds, which will make the information public.  In the event the individual or entity is not domiciled in France, the financial intermediary that holds the shares on its behalf will be required to deliver these notices.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

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

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five

Back to Contents

years by the Commercial Court at the request of our chairman, any shareholder or the AMF, and may be subject to a fine.

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

EXCHANGE CONTROLS

The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 33 1/3% or more of our share capital or voting rights by non-residents of France is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

•

the acquiring party’s intentions,

•

the acquiring party’s ability to elect directors, or

•

financial reliance by us on the acquiring party.

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

The following summary does not address the treatment of shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.  Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2005.

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

Back to Contents

of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

Elimination of the Avoir Fiscal Mechanism

The French Finance Law of 2004 implemented a new tax treatment of dividends. Prior to enactment of this law, certain qualifying French resident shareholders were entitled to a tax credit, known as the avoir fiscal, on dividends received from French companies. The French Finance Law of 2004 eliminated the avoir fiscal mechanism with respect to distributions made on or after January 1, 2005.

Dividends paid to non-residents were not normally eligible for the avoir fiscal. However, France has entered into tax treaties with certain countries under which qualifying residents of those countries that complied with the procedures for claiming benefits under an applicable tax treaty were entitled, in addition to a reduced rate of withholding tax, to a refund of the avoir fiscal, net of applicable withholding tax. As a result of the French Finance Law of 2004, qualifying non-resident individuals will no longer be entitled to avoir fiscal refunds with respect to distributions made on or after January 1, 2005, and qualifying non-resident shareholders other than individuals are no longer entitled to avoir fiscal refunds with respect to distributions made from 2004.

New Tax Credit

Beginning January 1, 2005, French resident individuals will only be taxed on half of the dividends they receive and, in addition to the annual allowance that is already applicable, will be entitled to a tax credit equal to 50% of the dividend, which we refer to as the “Tax Credit.” The Tax Credit will have a cap of €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation. French resident individuals will not be entitled to the avoir fiscal with respect to distributions made on or after January 1, 2005.

Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal (net of applicable withholding tax) under a tax treaty entered into between France and their country of residence, may benefit from a refund of the Tax Credit (net of applicable withholding tax) under the same conditions as for the avoir fiscal, subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals. If it is possible to claim this refund, the claims process may entail compliance with cumbersome formalities.

Elimination of the Précompte - 25% Equalization Tax

Until December 31, 2004, dividends paid out of profits that had not been taxed at the ordinary corporate tax rates or that were earned and taxed more than five years before the distribution, were subject to an equalization tax called the précompte. Non-resident shareholders entitled to the benefits of the tax treaty but not to a refund of the avoir fiscal were generally able to obtain a refund of the précompte (net of applicable withholding tax). As a result of the reform of the tax treatment of dividends, distributions made on or after January 1, 2005 will no longer give rise to any précompte.

A temporary equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder.  This equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

Distributions made on or after January 1, 2006 will not give rise to any equalization tax liability.

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

A 1% ad valorem registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. Beginning on January 1, 2006, the rate of this registration duty will increase to 1.10% (subject to a maximum of €4,000 per transfer). This duty does not apply to transfers of

Back to Contents

shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2005.

You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares or ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws.

Dividends

As discussed in more detail above, the French Finance Law of 2004 implemented a reform of the French tax treatment of distributions and dividends paid by French companies.

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the Tax Credit available to French resident individuals, as

Back to Contents

described above. However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%.

In addition, if you are an individual U.S. holder, subject to the discussion of the Tax Credit above, you may be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that you are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals. If it is possible to claim this refund, the claims process may entail compliance with cumbersome formalities.

U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury.

French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty by following the simplified procedure described below.

The gross amount of dividend and Tax Credit that a U.S. Holder receives (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of our company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The Treaty has been approved for the purposes of the qualified dividend rules.  Based on our company’s audited financial statements and relevant market and shareholder data, our company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year.  In addition, based on our company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our company does not anticipate becoming a PFIC for its 2005 taxable year.  Accordingly, dividends paid by our company in 2005 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our company was a PFIC and such holder did not make a mark-to-market election (as described under “Taxation of U.S. Investors—Passive Foreign Investment Company Rules” below).

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, it is not clear whether our company will be able to comply with them.

Holders of ADSs and shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code.  Subject to certain limitations, French income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes.  Alternatively such French withholding tax may be taken as a deduction against taxable income.  Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities.  U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of our company, such excess will be applied first, to reduce such U.S. holder’s tax basis in its shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such shares or ADSs.

Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If

Back to Contents

such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Procedures for Claiming Treaty Benefits

The French tax authorities issued new guidelines in February 2005 that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

Pursuant to the new guidelines, U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure.  The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

In order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, you must use the simplified procedure and are no longer allowed to file a Form RF 1 A EU-No. 5052 or a Form RF 1 B EU-No. 5053.

The simplified procedure entails completing and delivering to the French tax authorities a certificate stating that:

•

you are a U.S. resident within the meaning of the Treaty;

•

the dividend is not derived from a permanent establishment or a fixed base that you own in France; and

•

the dividend received is subject to tax in the United States.

In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If the certificate is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and you would have to claim a refund for the excess under the normal procedure by filing an application for refund no later than December 31 of the second year following the year in which the dividend is paid. The applicable forms to claim a refund under the normal procedure are currently Form RF 1 A EU-No. 5052 or Form RF 1 B EU-No. 5053.  These forms will likely be replaced by new forms in the near future.

Copies of the simplified certificate and of the forms to be used in the normal procedure are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

Finally, please note that, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the refund of the Tax Credit to non-resident individuals.

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net long-term capital gain recognized by an individual U.S. holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

Back to Contents

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

Back to Contents

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE’S LISTED COMPANY MANUAL

Set forth below is a brief summary of the principal ways in which our corporate governance practices differ from the New York Stock Exchange (NYSE) corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

Our company is incorporated under the laws of France and the principal trading market for our shares is the Eurolist of Euronext Paris. Our ADSs are listed on the NYSE and trade in the form of American Depositary Receipts (ADRs), each of which represent one Veolia Environnement ordinary share.

Our corporate governance practices reflect applicable laws and regulations in France as well as those in the U.S., including applicable provisions of the U.S. Sarbanes-Oxley Act (see “Item 6: Directors, Senior Management and Employees” for information regarding our current corporate governance structure, including the composition and responsibilities of our committees). Many of the corporate governance rules in the NYSE Listed Company Manual (the NYSE Manual) do not apply to us as a “foreign private issuer.” However, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. While our management believes that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Manual, there are certain important differences which are described below.

Our board of directors annually evaluates the independence of its members based on criteria set forth in its internal charter, which are based on the recommendations of the report of a French blue ribbon panel presided over by Mr. Daniel Bouton for the improvement of corporate governance in French public companies. We believe that these criteria for independence are generally consistent with those of the NYSE Manual (i.e., to qualify as “independent” under our charter, a director must not have any relations with our company, our subsidiaries or our management that could impair his objective judgment).  However, the specific tests of “independence” may differ on certain points.

Under French law, the committees of our board of directors are advisory in nature and have no independent or delegated decision making authority. This is different than in the case of a U.S. company listed on the NYSE where, for example, the NYSE Manual requires that certain board committees be vested with decision-making powers on certain matters (e.g. nominating or audit committees). Under French law, ultimate decision-making authority rests with the board of directors, and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the board of directors. In addition, under French law the decision as to appointment of a company’s outside auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the board of directors. This is different than in the case of a U.S. company listed on the NYSE, where the NYSE Manual requires that this decision be made by the audit committee of the board. Finally, unlike U.S. NYSE-listed companies which are required to have only a single outside auditor, French law requires French listed companies likes ours to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Manual (i.e., the audit of a listed company’s accounts must be conducted by auditors independent from company management).

With respect to related party transactions, French law requires the board of directors to approve a broadly-defined range of transactions that could potentially create conflicts of interest between our company, on the one hand, and our directors and officers, on the other hand. While the precise scope of this requirement and its application may differ from those applicable to U.S. NYSE-listed companies, this requirement is generally consistent with various provisions of the NYSE Manual that require disclosure and/or approval of various types of related party transactions.

Finally, as a foreign private issuer, our company is exempt from rules imposing certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADSs. In addition, our company is not required to file periodic reports and financial statements with the SEC as frequently or promptly as U.S. companies with securities registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, there may be less publicly-available information concerning our company than for U.S. NYSE-listed companies. Finally, as a foreign private issuer, our chief executive officer and chief financial officer issue the certifications required by Sections 302 and 906 of the U.S. Sarbanes-Oxley Act on an annual basis (with the filing of our annual report on Form 20-F), rather than on a quarterly basis as would be the case of a U.S. domestic company filing quarterly reports on a Form 10-Q.

For more information regarding our corporate governance practices, you should also refer to our articles of association (statuts), which are filed as an exhibit to this annual report.

Back to Contents

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of our global operating and financing activities, we are subject to various market risks relating primarily to fluctuations in interest rates, foreign currency exchange rates, liquidity risk and equity market risk due to investment securities (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion related to our liquidity.) We apply a centrally managed risk management policy. As part of this policy, derivative financial instruments are used to manage interest rate risk, primarily related to long term debt, and foreign currency risk associated with foreign denominated assets. We do not generally use derivative or other financial instruments for trading purposes. Our accounting policy for hedging instruments is described in Note 2 to our financial statements.

Exposure to interest rate risk

As a result of our financing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term financings with both fixed and variable interest rates. Short-term debt is primarily comprised of euro-denominated secured and unsecured notes and commercial paper payable to investors and bank lines of credit used to finance working capital requirements.  Long-term debt represents bonds and notes payable to banks, as well as long-term bank loans and syndicated credit agreements.  Our short-term debt accrues interest at rates that are principally set on the basis of short-term market indexes or rates, such as EONIA for our commercial paper and EURIBOR and LIBOR for our short-term credit lines.  Our debt is mainly denominated in euros, US dollars, British pounds, Czech crowns and Australian dollars.

The following table shows a breakdown of long-term debt after giving effect to financial hedges and interest rate swaps as of December 31, 2004:

Long-term debt	Amount and %		% Fixed/Capped or Variable

EUR	11,735.5	Fixed/Capped Rate	50.5%
	73.8%	Variable Rate	49.5%

USD	1,386.6	Fixed/Capped Rate	82.7%
	8.7%	Variable Rate	17.3%

GBP	1,008.8	Fixed/Capped Rate	44.7%
	6.3%	Variable Rate	55.3%

Other	1,772.7	Fixed/Capped Rate	56.5%
	11.1%	Variable Rate	43.5%

Total debt	15,921.6	Fixed/Capped Rate	53.6%
	100.0%	Variable Rate	46.4%

At December 31, 2004, our short-term debt amounted to €5.1 billion and our long-term debt amounted to €10.8 billion.  After giving effect to our financial hedging instruments, approximately 73.8% of our total debt outstanding at December 31, 2004 was denominated in euro, 8.7% in US dollars and 6.3% in British pounds. At December 31, 2004, approximately 49.5% of our euro-denominated debt, 17.3% of our US dollar-denominated debt and 55.3% of our British pound-denominated debt bore interest at floating rates, in each case after giving effect to our financial hedging instruments. As a result, approximately 53.6% of our total gross debt bore interest at fixed rates, while 46.4% was subject to floating interest rates.

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

The currency breakdown of our total gross debt was impacted primarily by U.S. asset sales, which reduced the amount of dollar-denominated debt by US$1.9 billion. Following these U.S. asset sales, we proceeded to unwind a portion of our cross currency swap portfolio, thereby repaying dollar-denominated debt

Back to Contents

while generating cash in euros. As a result, US dollar-denominated debt after giving effect to financial hedging instruments decreased from 18.2% of gross debt during 2003 to 8.7% of gross debt during 2004.

The proceeds from our asset sales in 2004 were used to repay our outstanding convertible bonds (OCEANEs) maturing on January 3, 2005, which were redeemed for €1,535.3 million, including a repayment premium of €91 million. Between the time of the asset sales and the repayment of debt, proceeds from the asset sales were invested in short-term instruments including investment funds and certificates of deposit.

We manage our interest rate exposure on the basis of debt net of cash generated by disposals. As of December 31, 2004, therefore, one should subtract from total gross debt the proceeds from these asset sales that were invested in short-term instruments, i.e. €2,150 million, which were then used to repay long-term debt that was set to mature in early 2005. After giving effect to this calculation, total gross debt amounts to approximately €13.8 billion, with 62% of this reduced debt bearing interest at a fixed rate and 38% bearing interest at a variable rate.

The improvement in our cash position, resulting from a decrease in debt due in particular to proceeds from asset sales, therefore resulted in a mechanical increase of the portion of our debt bearing interest at fixed rates, from approximately 50% in the past to approximately 62% currently.  We have decided not to modify this allocation, given that such increase will help to reduce our exposure to a future rise in interest rates by lessening the sensitivity of financing costs to changes in rates. Our policy aimed at protecting future cash flows resulted in a slight increase in financing costs, from 4.31% in 2003 to 4.63% in 2004, as a result of cash generated from asset sales.

Based on the above information, a hypothetical increase in average market rates of 0.1% would result in an increase of our financial expenses of approximately €7.4 million at a constant financing structure.

Exposure to foreign currency risk

We have worldwide operations in nearly 80 countries that include significant operations in countries outside of the euro zone, mainly the United States and the United Kingdom. Because product and operating costs are based largely on the currency in which related revenue are generated, we face limited related foreign exchange exposure linked to commercial transactions.  However, we have an active policy for identifying and hedging against such exposure, particularly at the time we make bids for new contracts. We may use a variety of products available in the market to hedge our exposure, including forward purchases and sales, currency swaps and currency option contracts.

We have significant investments denominated in foreign currencies, principally U.S. dollars and British pounds. Our policy is to hedge our exposure to currency fluctuations by incurring debt denominated in the corresponding currency based on future cash flow projections. This policy aims at limiting our exposure to currency fluctuations with respect to our future cash flows, and we use, in addition to debt, a variety of products available in the market, including cross currency swaps.

 The following table shows, as of December 31, 2004, our outstanding foreign currency positions that mature in less than one year:

(millions of € equivalent)	Currency Swaps
	Lender Currency	Borrower Currency	Forward Purchases	Forward Sales	Purchase Option	Sale Option
U.S. Dollar	--	425.6	15.9	4.8	--	0.8
British Pound	21.9	430.2	24.2	14.9	--	--
Polish Zloty	--	134.6	--	--	--	--
Norway Kroner	--	118.0	--	--	--	--
Swedish Krona	1.4	98.2	--	--	--	--
Others	67.9	161.2	5.1	4.1	--	--

Back to Contents

The following tables show, as of December 31, 2004, our outstanding foreign currency positions that mature after at least one year:

Cross Currency Swaps	millions of € equivalent	Maturity
Euro / U.S. Dollar	158.3	July 7, 2006
Euro / U.S. Dollar	299.1	June 30, 2008
Euro / U.S. Dollar	3.0	August 14, 2008
Euro / Hong Kong Dollar	44.8	June 30, 2006
Czech Crown / Euro	13.2	April 29, 2009

(millions of € equivalent)	Currency Swaps
	Lender Currency	Borrower Currency	Forward Purchases	Forward Sales	Purchase Option	Sale Option
U.S. Dollar	9.6	--	9.7	0.3	3.2	3.2

Exposure to equity risk

We manage our exposure to the impact of fluctuations in the price of our shares through sporadic trades in our shares on the market for purposes of stabilizing trading and limiting volatility in our share price.  These activities are centralized by our company and are included in regular reports (after each trade and on a monthly basis) to our senior management.  At December 31, 2004, we held 16,183,548 of our shares as treasury stock with a market value of €431 million.  We have imputed 4,230,619 of these shares, with a value of €112.7 million, to our shareholders’ equity.

Moreover, we held 204,809 shares of Vivendi Universal through one of our subsidiaries.  At December 31, 2004, the total value of these shares amounted to €4.8 million.

Exposure to other market risks

Our exposure to other market risks, including changes in commodity prices, are not considered material.

Ethics

Our presence in nearly 80 countries around the world necessitates that we implement a set of principles for ensuring compliance with various human rights norms and governance standards set forth under international laws and treaties.

These principles must take into account our company’s cultural diversity and emphasize environmental protection above all, which is one of our foremost concerns.  In addition, they must integrate our traditional values, which are based on a close relationship with clients, consumers and civil society and the autonomy of each of our operating divisions.

To this end, we implemented the “Ethics, Commitment and Responsibility” program in February 2003, which was updated in December 2004. This program is intended to guide the daily behavior of our employees.

The program reaffirms the fundamental values shared by all of our employees, including, for example, the need for strict observance of the laws in effect in the different countries where we operate, loyalty towards our clients and towards consumers, sustainable development, a sense of solidarity (tolerance, respect of others and social dialogue), control of risks and effective corporate governance.

In March 2004, we created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee has between three and five members and may pursue any matter that it wishes regarding group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential.

Finally, because compliance with ethical norms is a daily endeavor for our employees, certain additional norms and procedures have been implemented at the divisional level, with various persons in each division having responsibility for their implementation.  Our risk committee (described below) oversees the application of these norms and procedures, which it does by reviewing progress reports related thereto. The risk committee

Back to Contents

performs this oversight work by meeting with representatives of the divisions and our parent company, with our senior executive vice president acting as chairman.

Risk Management

In order to strengthen our ability to anticipate, analyze and balance risks of all natures and to help ensure we are adequately prepared to deal with such risks, we created a risk department in 2004.  The risk department has been charged with implementing a structured risk management process, which may be modified as appropriate, that is based on a set of international standards entitled “COSO.” The objective of such standards—and, accordingly, our own global risk management process—is to assure that our culture, strategic objectives, assumed risks and internal controls are as consistent with each other as possible. The risk department is therefore responsible for ensuring the consistent application of our global risk management process. In particular, it oversees the implementation of rules of conduct that will create an internal environment that is both consistent with and favorable to a mastery of risks; the definition of our group’s objectives consistent with risk tolerance and profile; the adoption of appropriate responses to identified risks; and the implementation of effective controls and appropriate communication throughout our group.

The creation of a risk department complements the functions of our risk committee, which was restructured in 2004.  The risk committee, which is chaired by the senior executive vice president and led by our risk director, is composed of two to three representatives from each division (a legal officer and technical or operating officer in particular), as well as officers from our corporate departments.  The risk committee is responsible for charting risks, encouraging dialogue and exchange regarding best practices, and assuring that our group’s strategy with respect to risks is being fully implemented.  It plays a synthesizing role and provides a methodology to operating divisions for classifying, evaluating and treating risks.

The risk committee meets at quarterly intervals throughout the year on the basis of an annual work program structured around the principal risks faced by our group.  In 2004, the risk committee examined the following items in particular: measures undertaken to manage environmental risk, prevention of the risks related to legionella, review of the implications of new regulations relating to incineration facilities and dioxin emissions, crisis communication and ethical issues.

Each division includes various representatives that have been appointed to help manage risk.  Further, our energy services division and waste management division established their own risk committees in 2004 and in early 2005, respectively, so as to ensure adequate coordination of risk management between the divisional and group level.

Control

Effective risk management entails ensuring that appropriate procedures are complied with and that, more generally, our group’s financial interest and fundamental values are taken into account.  Our internal audit department, created in 2002, helps to perform this mission.

The director of the internal audit department reports directly to our chairman and chief executive officer.  The internal audit department carries out its functions throughout our group according to an annual program and in conformity with a charter approved by the accounts, audit and commitments committee. The internal audit department has three missions (post-acquisition matters, internal controls, cross-control), and acts in accordance with independent professional standards, in particular those of the Institute of Internal Auditors (at the international level), and those of the French Institute of Auditors and Internal Control (at the national level).  Tools to follow up on audit recommendations have also been established.

The director of the internal audit department participates in meetings of the accounts, audit and commitments committee and presents it with summaries of the department’s work.  The director also periodically furnishes the accounts, audit and commitments committee with an activity report and audit program.

Legal Risks

We place great importance on the management of legal risks given the nature of our business—environmental services—an area that requires taking a long-term view of the public interest and that has been increasingly subject to stricter and more complex regulation.

The nature of our activities (outsourcing of local public services with operations in nearly 80 countries and relationships with a variety of representatives and counterparties) has led us to adopt legal vigilance rules to guide our employees in their activities and in the preparation of legal documents.  In particular, these rules cover civil liability and insurance policies, criminal responsibility, litigation reporting, intellectual and industrial property, ethics, standard contractual clauses, sponsorship and patronage, commercial intermediaries, confidentiality and compliance with labor laws and security norms. The rules also cover our legal organization, delegation of powers, selection and training of directors and proper conduct of board and shareholders’ meetings.

Back to Contents

As a company with shares listed on the Paris and New York stock exchanges, we must also adhere to certain rules relating to:

•

Publications: we have created a disclosure committee to supervise and control the collection, dissemination and public disclosure (including filing with market authorities) of information relating to our company and our business.

•

Corporate Governance: in particular, we must adhere to rules governing relations with shareholders, the board of directors, board committees and management, and must ensure proper application of regulations applicable to listed companies.

•

Insider Trading: to help prevent insider trading, we have adopted a code of conduct governing trading in our shares.  Pursuant to this code, our senior managers are deemed to be “permanent insiders” and trading by any of them in our shares is prohibited at all times, except during strictly defined periods.

The legal departments of our group and of each division help ensure, on a daily basis, the adequate management of our legal risks.  This is performed in tight liaison with operating teams in the field and consistently with our overall risk management process.

Financial Risks

In the context of our operating and financial activities, we are exposed to liquidity risks and risks relating to fluctuations in interest rates, exchange rates and the value of our shares.  We have centralized the management of our exposure to these risks in order to better limit them.  Our strategy is based on certain management rules set forth in a manual entitled “Rules for Management of Financing/Treasury and Associated Risks,” which is distributed to our subsidiaries. This centralized management system aims to actively manage our market risks. Our treasury and financing department is directly responsible for the adoption and implementation of coverage mechanisms for our company and our divisions, including by assisting our divisions in identifying their respective exposures and implementing coverage mechanisms in each country where they operate.  We have established a treasury management system that allows us to continuously follow the main indicators relating to liquidity and the financial instruments used by our company to manage our interest rate and exchange rate exposure.  We also have implemented a transaction control structure through our middle and back offices that allows us to adhere to limits imposed by our senior management and oversee the security of our transactions.  In addition, financial risk management teams submit daily, weekly and monthly reports to our senior management on the evolution of the relevant markets and its actual and potential consequences on our liquidity and the value of our portfolio of derivative instruments, as well as on the coverage transactions effected and their consequences on the relative amounts of our fixed-rate and floating-rate debt.

We also centralize the management of interest rate risks.  We use substantially all of the interest rate management tools available in the market, including interest rate swaps and options in particular.

We are also exposed to the risk of fluctuations in currency exchange rates as a result of the international nature of our activities, which require our management of cash flows in many currencies.  Because our expenses and revenues are denominated primarily in the local currency of each country in which we operate, the effect of exchange rate fluctuations on our business is limited.  We implement coverage mechanisms in respect of these risks by using a range of products available in the market, including forward purchases and sales, currency swaps and currency options.  In addition, to limit our exposure to the impact of fluctuations of exchange rates on the liabilities recorded on our balance sheet, we have adopted a policy to allocate financing in different currencies with the objective of financing our local operations in local currency. In addition, in connection with the management of assets in foreign currencies, we have implemented a strategy that seeks to provide financing in different currencies as a function of the ability to generate future cash flows in such currencies.   This strategy aims to limit our exposure to exchange rate risks with respect to future cash flows, and uses, in addition to debt, the entirety of products that permit the conversion of euro resources into other currencies (currency swaps and cross-currency swaps).

We monitor the liquidity of our group in coordination with designated managers at the divisional level.  We also centralize the incurrence and management of new significant financings in order to steer our present and future liquidity to optimum levels.  We satisfy our financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets.

We also manage our exposure to the impact of fluctuations in the price of our shares through sporadic trades in our shares on the market for purposes of stabilizing trading and limiting volatility in our share price.  These activities are centralized by our company and are included in daily and monthly reports to our senior management.

Back to Contents

Environmental and Sanitary Risks

We aim to provide our professional guarantee on the quality of products we distribute, such as drinking water, or the services we provide, such as transportation services where passenger safety is paramount.  We believe that compliance with the environmental and safety regulations applicable to our activities is extremely important. In particular, we strive to comply with regulations concerning atmospheric emissions in the case of our incineration facilities, with regulations relating to “sensitive” installations (including cooling towers, air-conditioning networks, sanitary hot water networks, wastewater treatment plants) and with suggested measures for controlling legionella.  We also seek to comply with transportation regulations applicable to our transport activities.

We believe that mere compliance with regulatory norms does not suffice to ensure adequate control of sanitary risks, and we have voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global sanitary policy, particularly with respect to our multi-service offerings (for example, sanitary diagnosis and checkpoint controls and inspections).  When we operate installations that do not belong to us or in which we cannot undertake direct investments, information is furnished to the client in order to allow it to take the required measures.

Our actions in this domain are coordinated by our health department and by our environmental management system at the group level. They are supported by the research department and developed at the divisional level.

Risks relating to the safety of personnel

We are an organization that includes more than 250,000 employees around the world.  Most of these employees work either at client sites or at various other sites that do not belong to us or our subsidiaries.

Within this context, we have set forth certain objectives and established various programs to help ensure the safety of our employees.  These include action plans relating to health and safety, employee training, an effort to encourage communication that takes safety into account, an effort to incorporate safety concerns into the decision-making process, an emphasis on wearing appropriate protective gear and the implementation of reporting and evaluation procedures relating to safety concerns.

Our actions in this domain are implemented at the divisional and operational level and coordinated by our human resources department.

Crisis management

We have implemented a crisis management system, which has been operational since October 1, 2003. This system relies on the active participation of all of our divisions, including their subsidiaries abroad, and aims to guarantee an adequate response in the case of a serious accident in one of our areas of activity that could affect the health and safety of individuals or the environment. The crisis management system includes rules for managing information and deploying crisis teams in the event of such an accident.  Training and simulation exercises are periodically conducted as well.

Back to Contents

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Internal Controls

Organization

In 2004, we created an internal control department with respect to financial matters.  The internal control department is responsible for coordinating the work of other departments in identifying, standardizing and making more reliable the key processes for producing financial information within our group.

The internal control department employs a network of internal control personnel present in the divisions and operating units.  It carries out its work with three main objectives:

•

Identifying and formalizing the key processes for developing financial information, which are then summarized and broadly distributed throughout all levels of the group;

•

Harmonizing financial management systems relating to their implementation;

•

Ensuring that employees possess the requisite skills and have the necessary resources at their disposal to effectively produce the group’s financial information.

The internal control department relies initially on the effective management of all of the group’s business procedures, including non-finance related procedures (commercial, technical, human resource, legal, economic, etc.) that are overseen and evaluated by the risk department.  It follows up with a rigorous evaluation of the application of the group’s rules, overseen by the internal audit department.

Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include in our annual report on Form 20-F a report of management evaluating our internal controls over financial reporting. We are currently performing system and process evaluations with a view to permitting us to comply with this requirement by the deadline.

French Descriptive Report on Internal Controls

Under French law, we are required to publish descriptions of the material elements of our internal control procedures. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending December 31, 2006. An English translation of our French report is filed as an exhibit to this annual report.

Back to Contents

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Murray Stuart, Jean Azema and Jean-Marc Espalioux qualify as “audit committee financial experts” within the meaning of this Item 16A.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16.B. of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and other officers performing similar functions, as designated from time to time. Our code of ethics was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, and is incorporated by reference herein.  We will disclose any amendment to the provisions of such code of ethics or any waiver that our board of directors may grant.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, we have engaged two independent accounting firms to audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations.  In respect of fiscal year 2004, our independent auditors are Barbier Frinault & CIE Ernst & Young, a member of the Ernst & Young group since September 2002, and Salustro Reydel.  In accordance with French law, we consider each of these auditing firms as our principal accountants.  During 2004, we paid total fees of €17.1 million to Salustro Reydel and €19.5 million to Ernst & Young for the services described below.

Audit Fees

During 2004, we paid €12.2 million in fees to Salustro Reydel and €11.8 million to Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements.  During 2003, we paid €11.9 million in fees to Salustro Reydel and €9.6 million to Ernst & Young in connection with such services.

Audit-Related Fees

During 2004, we paid €4.9 million in fees to Salustro Reydel and €7.3 million to Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, certifications to third parties, acquisition-related audits and specific review on the IFRS implementation project.  During 2003, we paid €3.3 million in fees to Salustro Reydel and €2.1 million to Ernst & Young in connection with such services.

Tax Fees

During 2004, we paid €0.4 million in fees to Ernst & Young (and no fees to Salustro Reydel) for services related to tax compliance, tax advice and tax planning.  Of this €0.4 million in fees, €0.3 million related to tax audits for foreign subsidiaries and €0.1 million related to tax compliance review.  During 2003, we paid €1.3 million in fees to Ernst & Young (and no fees to Salustro Reydel) in connection with such services.

All Other Fees

During 2004, we did not pay any fees to Ernst & Young or to Salustro Reydel for products and services other than the ones noted above. During 2003, we paid €2.1 million in fees to Ernst & Young (and no fees to Salustro Reydel) in connection with such other services.

Audit Committee Pre-Approval Policies and Procedures

Our accounts, audit and commitments committee is responsible, among other matters, for the oversight of our independent statutory auditors subject to the requirements of French law. Our accounts, audit and commitments committee has established a list of prohibited non-audit services in order to ensure the independence of our independent statutory auditors. Our accounts, audit and commitments committee has also adopted a policy and established certain procedures for the approval of audit and permissible non-audit services and for the pre-approval of audit and permissible non-audit services to be provided by our independent statutory auditors. During 2004, our accounts, audit and commitments committee established an annual budget, broken down and detailed as to the type of service to be provided and the authorized amount for such service, for all permissible audit and non-audit services (including on-going non-audit engagements). Our accounts, audit and commitments committee also delegated to its chairman or one of its other members the responsibility for pre-approving any new permissible audit or non-audit engagements that exceeded such budgeted amounts for the particular permissible audit or non-audit service. Any engagements pre-approved by the chairman or other delegate must be reported to the full audit committee at its next succeeding meeting.

Back to Contents

During 2004, no services were provided to our company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Back to Contents

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below sets forth, for the periods indicated, the total number of shares purchased pursuant to publicly announced share repurchase programs approved by the AMF and authorized by our shareholders, the average price paid per share, and the maximum amount of payments that could be made by our company for share repurchases under our programs, with respect to any purchase made by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser.  The publicly announced share repurchase programs authorizing the repurchases set forth below are no longer effective; they have been superseded by the new share repurchase program approved at our general shareholders’ meeting held on May 12, 2005.  See “Item 10. Additional Information—Trading in Our Own Shares” for information relating to this new share repurchase program.

We may not effect share repurchases other than in connection with publicly announced share repurchase programs that are authorized by our shareholders.

Period	Total number of Shares Purchased under Share Repurchase Programs	Average Price Paid per Share (In €)	Maximum Amount of Payments That Could Be Made for Share Repurchases under Share Repurchase Programs (In €)
(January 1, 2004-January 31, 2004)(1)	136,831	22.04	1 billion
(February 1, 2004-February 29, 2004)	22,815	23.76	1 billion
(March 1, 2004-March 31, 2004)	36,050	22.98	1 billion
(April 1, 2004- April 30, 2004)	32,649	22.57	1 billion
(May 1, 2004- May 31, 2004)(2)	60,273	22.03	1 billion
(June 1, 2004- June 30, 2004)	0	n/a	1 billion
(July 1, 2004- July 31, 2004)	26,854	22.92	1 billion
(August 1, 2004-August 31, 2004)	0	n/a	1 billion
(September 1, 2004-September 30, 2004)	0	n/a	1 billion
(October 1, 2004-October 31, 2004)	0	n/a	1 billion
(November 1, 2004-November 30, 2004)	0	n/a	1 billion
(December 1, 2004-December 31, 2004)	8,128,440	23.97	1 billion

_____________________

Back to Contents

(1)

At the general shareholders’ meeting held on April 30, 2003, our shareholders approved a share repurchase program that authorized us to purchase and sell our shares at any time (including during public tender offers) and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the limit of 10% of our share capital provided by law.  The maximum repurchase price under the program was €32.50 (or the corresponding amount in any other currency), and the minimum sale price was €17.00 (or the corresponding amount in any other currency). In addition, our shareholders limited our ability to make payments for share repurchases up to an aggregate amount of €1 billion under the program. The shareholders’ authorization for this program was due to expire on October 30, 2004, which was 18 months after the date of the shareholders’ meeting that approved the program. It was superseded by the share repurchase program approved at our general shareholders’ meeting held on May 12, 2004, described below.

(2)

At the general shareholders’ meeting held on May 12, 2004, our shareholders approved a share repurchase program that authorized us to purchase, sell or transfer our shares at any time (including during public tender offers) and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the limit of 10% of our share capital provided by law.  The maximum repurchase price under the program was €32.50 (or the corresponding amount in any other currency), and the minimum sale price was €17.00 (or the corresponding amount in any other currency). In addition, our shareholders limited our ability to make payments for share repurchases up to an aggregate amount of €1 billion under the program. The shareholders’ authorization for this program was due to expire on November 12, 2005, which was 18 months after the date of the shareholders’ meeting that approved the program. This share repurchase program has been superseded by the new share repurchase program approved at our general shareholders’ meeting held on May 12, 2005.  See “Item 10. Additional Information—Trading in Our Own Shares” for information relating to this new share repurchase program.

Back to Contents

PART III

ITEM 17: FINANCIAL STATEMENTS

Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

ITEM 19: EXHIBITS

The following exhibits are included herein:

Exhibit

Number

Description

1

Articles of Association (statuts) of Veolia Environnement (unofficial English translation).

8

List of Subsidiaries. Included herein in Note 27 to our consolidated financial statements.

11

Code of Ethics (previously filed as Exhibit 11 to our annual report on Form 20-F for the year ended December 31, 2003 and incorporated by reference herein).

12.1

Certifications by Henri Proglio, Chairman and Chief Executive Officer, and Jérôme Contamine, Senior Executive Vice President and Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certifications by Henri Proglio, Chairman and Chief Executive Officer, and Jérôme Contamine, Senior Executive Vice President and Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

99.1

Report of the Chairman of the Board of Directors for 2004 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (English Translation)

Back to Contents

REPORT OF INDEPENDENT AUDITORS

Report of Independent Registered Public Accounting Firms

To the Shareholders of Veolia Environnement :

We have audited the consolidated balance sheets of Veolia Environnement and subsidiaries (together
« the Company ») as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, expressed in Euros. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of the Company, and the results of its operations and its cash flows as of and for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in France.

Without qualifying the above opinion, we draw your attention to the change of accounting principles disclosed in note 2 with respect to the consolidation of certain entities required under the provisions of CRC Regulation 99-02 as amended on May 4, 2003.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The Company has disclosed the effect of the significant differences between the Company’s accounting policies and the application of accounting principles generally accepted in the United States of America on net income for each of the years in the three-year period ended December 31, 2004 and on shareholders' equity as of December 31, 2004, 2003 and 2002, in Note 28 to the consolidated financial statements.

RSM Salustro Reydel	Barbier Frinault & Cie
Ernst & Young
	Jean Bouquot	Patrick Gounelle

Paris and La Défense, France

March 30, 2005

(Except with respect to matters discussed in Note 28 as to which date is June 30, 2005)

Back to Contents

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS - ASSETS

Notes		At December 31,
		2004	2004	2003	2003	2002
		($ millions)	(€ millions)	Un audited Proforma
Goodwill, net	3	4,847.0	3,558.5	3,665.3	4,238.4	6,152.8
Other intangible assets, net	4	2,532.6	1,859.3	1,964.7	2,749.1	3,904.9
Property plant and equipment		22,673.0	16,645.6	15,374.3	17,698.1	17,679.2
Publicly-owned utility networks		9,899.7	7,268.0	6,830.5	7,024.2	6,463.6
Accumulated depreciation		(13,715.8)	(10,069.6)	(9,228.2)	(10,303.1)	(9,602.0)
Property, plant and equipment, net	5	18,856.9	13,844.0	12,976.7	14,419.2	14,540.8
Investments accounted for using the equity method	6	306.7	225.2	210.2	445.7	448.0
Investments accounted for using the cost method	7	240.0	176.2	196.7	206.2	278.0
Portfolio investments held as financial assets	8	1,079.5	792.5	1,040.7	1,162.2	1,243.5
Financial assets		1,626.2	1,193.9	1,447.6	1,814.1	1,969.5
Total long-term assets		27,862.7	20,455.7	20,054.3	23,220.8	26,568.0
Inventories and work-in-progress	9	1,012,5	743.3	731.3	1,067.8	1,174.5
Accounts receivable	9	12,746.1	9,357.7	8,688.9	10,432.9	11,145.8
Short-term loans	10	537.6	394.7	425.6	457.9	487.6
Cash and cash equivalents	11	4,951.4	3,635.1	2,157.9	2,538.4	2,381.9
Other marketable securities	11	2,285.7	1,678.1	1,200.8	1,202.6	260.6
Total current assets		21,533,3	15,808.9	13,204.6	15,699.6	15,450.4
Discontinued operations		-	-	5,661.5	-	-
Total assets		49,396.0	36,264.6	38,920.4	38,920.4	42,018.4

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.7342.

Back to Contents

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND

SHAREHOLDERS' EQUITY

Notes		At December 31,
		2004	2004	2003	2003	2002
		($ millions)	(€ millions)	Un audited Proforma
Share capital		2,739.2	2,011.0	2,001.6	2,001.6	5,404.4
Additional paid-in capital		8,656.3	6,355.1	6,321.9	6,321.9	2,919.1
Retained earnings		(6,712.8)	(4,928.3)	(2,694.0)	(2,694.0)	(2,333.1)
Net Income		170.8	125.4	(2,054.7)	(2,054.7)	339.2
Total shareholders' equity	12	4,853.4	3,563.2	3,574.8	3,574.8	6,329.6
Minority Interests	13	2,799.7	2,055.4	1,971.9	2,679.8	2,585.2
Deferred income	14	1,903.9	1,397.8	1,457.1	1,475.0	1,413.4
Reserves and allowances	15	3,641.4	2,673.4	2,687.8	2,913.9	2,946.1
Bonds		8,474.3	6,221.5	8,022.5	8,047.2	5,633.8
Other long-term financial debt		6,238.3	4,579.9	4,190.8	4,539.2	7,279.2
Long-term debt	16	14,712.6	10,801.4	12,213.3	12,586.4	12,913.0
Other long-term liabilities		372.7	273.6	302.0	399.3	427.5
Total long-term liabilities and shareholders' equity		28,283.7	20,764.8	22,206.9	23,629.2	26,614.8
Accounts payable	9	14,138.1	10,379.6	9,637.6	11,464.5	11,607.7
Bank overdrafts and other short-term borrowings	16	6,974.2	5,120.2	3,500.0	3,826.7	3,795.9
Total current liabilities		21,112.3	15,499.8	13,137.5	15,291.2	15,403.6
Discontinued operations		-	-	3,575.9	-	-
Total liabilities and shareholders’ equity		49,396.0	36,264.6	38,920.4	38,920.4	42,018.4

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.7342.

Back to Contents

CONSOLIDATED STATEMENTS OF INCOME

	Notes	At December 31,
		2004	2004	2003	2003	2002
		($ millions)	(€ millions)	Un audited Proforma
Revenues		33,607.5	24,673.3	23,821.5	28,603.0	30,078.7
Costs of sales		(28,074.5)	(20,611.2)	(19,949.6)	(23,725.6)	(24,638.1)
Selling, general and administrative costs		(3,456.5)	(2,537.6)	(2,509.8)	(3,208.3)	(3,508.8)
Other operating income (expense)		125.9	92.4	75.3	81.8	39.5
EBIT		2,202.4	1,616.9	1,437.4	1,750.9	1,971.3
Goodwill amortization and depreciation of intangible assets with indefinite life (1)	25	(345.0)	(253.3)	(242.7)	(2,424.5)	(327.2)
Restructuring costs		(69.5)	(51.0)	(86.5)	(93.3)	(56.6)
Operating income (loss)		1,787.9	1,312.6	1,108.2	(766.9)	1,587.5
Financial income (expenses)	25	(864.9)	(635.0)	(708.2)	(749.9)	(648.1)
Other income (expenses)	25	(78.1)	(57.3)	(14.2)	(62.4)	(59.7)
Net income (loss) before taxes, minority and equity interests		844.9	620.3	385.8	(1,579.2)	879.7
Income taxes	17	(248.4)	(182.4)	(195.4)	(274.4)	(437.3)
Net income (loss) before minority and equity interests		596.5	437.9	190.4	(1,853.6)	442.4
Equity in net income of affiliates	6	30.5	22.4	10.9	44.4	39.0
Minority interest	13	(173.1)	(127.1)	(136.6)	(245.5)	(142.2)
Net income (loss) before discontinued operations income		453.9	333.2	64.7	(2,054.7)	339.2
Discontinued operations income		(283.1)	(207.8)	(2,119.4)	-	-
Net income (loss)		170.8	125.4	(2,054.7)	(2,054.7)	339,2
Basic earnings per share			0.31		(5.13)	0.93
Diluted earnings per share			0.31		(5.13)	0.93
Average number of common shares outstanding……………………………...			400,436,495		400,322,945	364,711,156

The accompanying notes are an integral part of these consolidated financial statements.

(1) Includes goodwill and intangible asset write-downs of €106.4 million in 2004, €2,214.9 million in 2003 and €77.0 million in 2002.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.7342.

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared in accordance with International Accounting Standard No. 7)

Notes		At December 31,
		2004	2004	2003	2002
		($ millions)	(€ millions)
Cash flow from operating activities:
Net income (loss)		170.8	125.4	(2,054.7)	339.2
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	25	3,029.9	2,224.4	4,486.2	2,396.7
Financial provisions	25	113.9	83.6	188.3	112.3
Gains on sale on property and equipment and financial assets, net		280.0	205.6	12.8	(105.6)
Undistributed earnings of affiliates, net		(6.5)	(4.8)	(27.0)	(15.2)
Deferred taxes		(95.4)	(70.0)	(97.4)	(19.3)
Minority interests	13	233.3	171.3	245.5	142.2
Net changes in current assets and liabilities		-	-	-	-
Prepaid, deferrals and accruals	4	(39.1)	(28.7)	(53.1)	(70.5)
Increase (decrease) in working capital (1)	10	447.9	328.8	397.6	(463.1)
Net cash provided by operating activities		4,134.9	3,035.6	3,098.2	2,316.7

Cash flow from investing activities:
Purchase of property, plant and equipment		(3,153.3)	(2,315.0)	(2,455.7)	(2,603.4)
Proceeds from sale of property, plant and equipment		429.2	315.1	226.0	198.1
Purchase of investments		(517.2)	(379.7)	(266.1)	(1,005.9)
Proceeds from sales of investments		2,437.6	1,789.6	450.0	1,259.9
Purchase of portfolio investments held as financial assets		62.2	45.7	(207.7)	(124.8)
Proceeds from sales of portfolio investments held as financial assets		34.1	25.0	44.0	313.5
Disbursement on notes receivables		(180.5)	(132.5)	(78.7)	(420.9)
Principal payment on notes receivables		176.3	129.4	77.3	158.5
Net (increase) decrease in short-term loans		56.0	41.1	27.3	110.2
Sales and purchases of marketable securities		(379.1)	(278.3)	(928.4)	6.2
Net cash used in investing activities		(1,034.7)	(759.6)	(3,112.0)	(2,108.6)

The accompanying notes are an integral part of these consolidated financial statements.

(1) The decrease in working capital excludes the deferred taxes for the period.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.7342.

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

(Prepared in accordance with International Accounting Standard No. 7)

	At December 31,
	2004	2004	2003	2002
	($ millions)	(€ millions)
Cash flow from financing activities:
Net increase (decrease) in short-term borrowings	2,437.1	1,789.2	399.0	(2,031.7)
Proceeds from issuance of bonds and other long-term debt	1,448.9	1,063.7	4,132.8	4,194.1
Principal payment on bonds and other long-term debt	(4,724.7)	(3,468.7)	(3,791.2)	(3,870.4)
Net proceeds from issuance of common stock	227.7	167.2	9.9	1,554.1
Purchase of treasury stock	(249.5)	(183.2)	-	(115.8)
Cash dividends paid	(542.8)	(398.5)	(309.3)	(300.0)
Net cash provided by financing activities	(1,403.4)	(1,030.3)	441.2	(569.7)
Effect of foreign currency exchange rate changes on cash and cash equivalents	34.7	26.5	(210.2)	(92.1)
Change in cash and cash equivalents	1,732.9	1,272.2	217.2	(453.7)
Cash and cash equivalents:
Beginning	2,523.6	1,852.8	1,635.6	2,089.3
Ending	4,256.3	3,125.0	1,852.8	1,635.6
Cash and cash equivalents	4,951.1	3,635.1	2,538.4	2,381.9
- Cash liabilities	(694.8)	(510.1)	(685.6)	(746.3)
Cash and cash equivalents	4,256.3	3,125.0	1,852.8	1,635.6
Supplemental disclosures of cash flow information:
Cash payments for:
Interest	872.9	640.9	625.9	682.8
Income Taxes	324.2	238.0	352.2	342.7
Supplemental disclosures for non-cash investing and financial activities:
Acquisition:
Issuance of common stock in settlement of note payable			-	-
Treasury shares in exchange of acquisition of subsidiaries	17.7	13.0	-	-

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.7342.

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(€ millions except for share information)	Number of Shares	Share capital	Additional paid- in capital	Retained earnings	Net income	Shareholders' equity
Balance at December 31, 2001	346,175,772	4,673.4	2,269.6	1,048.2	(2,251.2)	5,740.0
Net income for the year 2002	-	-	-	-	339.2	339.2
Foreign currency translation adjustment	-	-	-	(957.2)	-	(957.2)
Dividends paid and net income appropriation	-	-	-	(2,438.7)	2,251.2	(187.5)
Treasury shares	-	(64.1)	(86.9)	-	-	(151.0)
Conversion of warrant - Capital increase	58,894,687	795.1	736.4	-	-	1,531.5
Other	-	-	-	14.6	-	14.6
Balance at December 31, 2002	405,070,459	5,404.4	2,919.1	(2,333.1)	339.2	6,329.6
Net loss for the year 2003	-	-	-	-	(2,054.7)	(2,054.7)
Foreign currency translation adjustment	-	-	-	(509.1)	-	(509.1)
Dividends paid and net income appropriation	-	-	-	121.4	(339.2)	(217.8)
Treasury shares	-	40.3	(40.3)	-	-	-
Capital decrease	56	(3,443.1)	3,443.1	-	-	-
Other	-	-	-	26.8	-	26.8
Balance at December 31, 2003	405,070,515	2,001.6	6,321.9	(2,694.0)	(2,054.7)	3,574.8
Net income for the year 2004	-	-	-	-	125.4	125.4
Foreign currency translation adjustment	-	-	-	33.2	-	33.2
Dividends paid and net income appropriation	-	-	-	(2,272.6)	2,054.7	(217.9)
Treasury shares	-	2.6	14.7	1.7	-	19.0
Capital increase	1,351,468	6.8	18.5	-	-	25.3
Other	-	-	-	3.4	-	3.4
Balance at December 31, 2004	406,421,983	2,011.0	6,355.1	(4,928.3)	125.4	3,563.2
Balance at December 31, 2004 ($ millions)	-	2,739.2	8,655.8	(6,712.4)	170.8	4,853.4

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2004 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.7342

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

Description of business

1.1. Presentation of the Group

Veolia Environnement (“VE” or the “Group”) is a “société anonyme” , a form of stock corporation under French law, listed on both the Paris and New York stock exchanges.

Veolia Environnement was formed at the end of 1999 and is an independent worldwide group providing environmental services, which are organized into four divisions : water, waste management, energy services and transportation. Veolia Environnement has been listed on the Paris stock exchange since July 20, 2000 and on the New York stock exchange since October 5, 2001.

SEGMENT DESCRIPTION

Veolia Environnement supplies a wide array of environmental management services to a range of public authorities and industrial, commercial and residential customers. The Group offers a variety of integrated services, including water treatment and system operation, waste management, energy services, and transportation services.

The following is a brief description of each of the Group’s business segments:

•

Water—the Group manages and operates water and wastewater treatment and distribution systems for public authorities and private companies. The Group is also a designer and manufacturer of water and wastewater treatment equipment and water systems.

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

1.2. Significant Events

During 2004, Veolia Environnement completed its strategic restructuring to refocus on its core environmental services activities.

1.2.1. Sales of activities in the U.S.

•

In February 2004, Veolia Environnement announced the sale of farmlands located in Imperial Valley (California) to Imperial Irrigation District for US$77.3 million.

•

At the end of July 2004, Veolia Environnement completed the sale of USFilter Corporation’s equipment and short-term services businesses to Siemens.  After application of the contractual price adjustment mechanisms, the final value of the sale amounted to US$975 million.

•

At the end of September 2004, Veolia Environnement completed the sale of its Culligan business to the private equity firm Clayton Dubilier & Rice, for total consideration of US$612 million.

These U.S. sales represent the final step in the implementation of the strategic refocusing of Veolia Environnement’s water operations in North America, which was originally announced in September 2003. They are part of Veolia Environnement’s broader effort to concentrate more fully on the development of outsourcing on behalf of public authorities, as well as on the provision of services involving long-term contracts with municipal or industrial clients.  Including the sale of Everpure and Surface Preparation in 2003 (resulting in US$345 million in proceeds), the total proceeds generated from Veolia Environnement’s U.S. asset sales in 2003 and 2004 amounted to approximately US$2.0 billion.

Back to Contents

1.2.2. Sale of FCC

During 2003, Veolia Environnement and its partner in FCC’s holding company, Ms. Esther Koplowitz, had a number of disagreements relating to the strategic development of FCC. To avoid creating a deadlock and in the interest of FCC’s development, Veolia Environnement proposed to Ms. Esther Koplowitz several alternative ways to resolve the parties’ differences. Ms. Esther Koplowitz, however, informed Veolia Environnement in the third quarter of 2003 of her preference to formally commence negotiations to repurchase the Company’s indirect interest in FCC.  Veolia Environnement accepted the principle of a sale of its interest in FCC and various proposals were exchanged.  In this context, Veolia Environnement informed the Spanish stock market authorities (Comisión Nacional del Mercado de Valores) on March 1, 2004 of these negotiations.

Negotiations during the first half of 2004 resulted in the sale of Veolia Environnement’s 49% stake in B 1998 S.L., the holding company that owns 52.5% of FCC, to a company controlled by Ms. Esther Koplowitz. The transaction allowed Veolia Environnement to reduce its net indebtedness by €1.1 billion, and resulted in a total cash payment to Veolia Environnement of €916 million (before transaction fees), including an exceptional dividend paid by B 1998 S.L. to Veolia Environnement prior to the sale. The transaction, which was subject to applicable Spanish anti-trust regulatory approvals, was closed on September 15,2004.

1.2.3. Sale of Berlikomm

As part of the refocusing of its activities on water distribution, Berlin Water sold telecommunications operator Berlikomm at the end of August 2004.

1.2.4. Impact of Asset Sales

The asset sales referred to above allowed Veolia Environnement to reduce its debt by €2.4 billion in 2004.

1.2.5. Evolution of the shareholder structure

Following a shareholder restructuring on December 9, 2004, Vivendi Universal reduced its holdings in Veolia Environnement from 20.36% to 5.3% of share capital.  This constituted a significant step in the restructuring of Veolia Environnement’s shareholder base.  At the same time, in order to help develop its employee shareholder base, Veolia Environnement repurchased 2% of its share capital from Vivendi Universal in connection with the shareholder restructuring, for an amount of €194.8 million.

Note 2.

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

The Group applies the recommendation of the “Conseil National de la Comptabilité” and includes in its consolidated financial statements assets financed by capital leases, pension obligations and employee termination costs. Veolia Environnement applies the preference method for the treatment of capital leases.

Financial statements of subsidiaries have been adjusted when necessary, in order to homogenize valuation methods in the Group. Remaining in consistencies result from differences in various businesses.

The Group does not apply in advance regulation CRC 2002-10, relating to amortization and depreciation of assets.

Change of presentation and accounting principles

On December 31, 2004, Veolia Environnement applied the provisions of Article 23100 of CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement. The North American activities disposed of in 2004, FCC (and Proactiva using proportional consolidation instead of full consolidation). The result of discontinued operations includes net income of the activities until the disposal date, capital gains and losses and the related taxes.

The cash-flow statement includes flows generated by the disposed activities until the date of disposal.

Article 133 of the "Loi de Sécurité Financière" of August 1, 2003 eliminated from the French Commercial Code the provision that makes consolidation by a controlling company subject to the holding of at least one share. As a result of this statutory amendment, substantive control is determined by reference to the interpretation of SIC-12 of the IFRS standards.

F9

Back to Contents

This amendment is applicable to Veolia Environnement as of January 1, 2004. On December 31, 2004, “special purpose entities”, within the meaning of paragraph 10052 of CRC Regulation 99-02, were consolidated, which resulted in long-term financial debt in the amount of €364.6 million and the securitization program in France in the amount of €334.2 million.

Pro-forma balance sheet and income statements were established for 2003 to present the accounts of the Group excluding FCC (Proactiva using proportional consolidation instead of full consolidation) and the Water American activities sold in 2003 and 2004 under separate lines of the balance sheet and the income statement.

In 2003, the Group changed the amortization plans for tangible fixed assets in Waste and Energy activities, which impacted the financial statements by €33.1 million.

In 2002, the Group did not change its presentation or accounting principles.

Convenience Translations

The consolidated balance sheet and consolidated statements of income and cash flows include amounts as of and for the year ended December 31, 2004 denominated in millions of U.S. dollars. These amounts have been translated for convenience as permitted under Rule 3-20 of Regulation S-X of the U.S. Securities Exchange Commission and have been prepared using an exchange rate of U.S.$1 to €0.7342, which was the exchange rate as of December 31, 2004. Convenience translations are presented solely for the convenience of the reader of these financial statements and should not be construed as representations that the local currency has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

Principles of Consolidation

All companies over which the Group has legal or effective control are fully consolidated.

The Group uses the equity method of accounting for its investments in certain affiliates in which it owns less than 20% of the voting shares. In these situations, the Group exercises significant influence over the operating and financial decisions of the affiliate either (a) through the disproportionate representation on the affiliate’s board of directors, e.g., the percentage of directors appointed to the board by the Group is greater than the percentage of its shareholding interest and those directors allow the Group to exercise significant influence, and (b) because there is no shareholder with a majority voting ownership in the affiliate, or (c) because the Group exercises substantive participating rights through shareholder agreements that allow the Group to veto or block decisions taken by the board of the affiliate in question. Significant investments in which the Group has 20% to 50% ownership or otherwise exercises significant influence are accounted for using the equity method.

The proportional method of consolidation is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies. For such entities, the Group records its proportional interest in the balance sheet and income statements.

All other investments in affiliates that are not consolidated are accounted for at cost.

Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date or, by exception when the impact is not material on the basis of last accounts closed before the acquisition date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of the Group’s interest in the company involved.

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

Back to Contents

Year-End Closing Exchange Rates (one currency = xx€)	2004	2003	2002
U.S. dollar	0.7342	0.7918	0.9536
Pound sterling	1.4183	1.4188	1.5373

Average Annual Exchange Rates (one currency = xx€)	2004	2003	2002
U.S. dollar	0.8025	0.8758	1.0545
Pound sterling	1.4721	1.4422	1.5889

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

Revenues resulting from government subsidies associated with long-term operating agreements are recorded ratably over the year.

Revenues relating to specific activities are discussed in applicable sections of these footnotes.

EBIT

EBIT, which appears as a profit and loss account sub-total, is defined as operating income before amortization and depreciation of goodwill and indefinite-life intangible assets and restructuring charges. This corresponds to the definition of “résultat d’exploitation” as defined under French GAAP in the rule CRC 99-02.

Other income and expenses

This item includes income or expenses resulting from exceptional operations or events that are not part of the ordinary operations of Veolia Environnement. This primarily includes capital gains and losses on sales of subsidiaries, affiliates and activities.

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

Business assets acquired, such as customer lists and operating rights, are amortized over their estimated useful life.

Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method using the following useful lives:

Back to Contents

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

Valuation of Long-lived Assets

Long-lived assets are regularly reviewed according to circumstances, either internal or external, which could lead to depreciation. If this is the case, an exceptional amortization or valuation allowance is recorded on the basis of the asset’s fair value.

Valuation of goodwill and other intangible assets

Veolia Environnement performs an annual review of its goodwill and other intangible assets during its strategic planning in mid-year. If the long-term prospects of an activity appear durably downgraded, an estimate is made and an impairment is booked in the interim closing accounts if necessary. Assets are valued at market value in case of a decision to sell them and at value in use if they are retained. At the closing date, a negative budget variance that is considered to be irreversible may lead to an impairment test. In case of disposal, market value is based on the multiples method (broker surveys) or the similar recent transactions method. When the assets are retained, the preferred valuation is the discounted future cash flows method. Alternative methods are the multiple method or similar recent transactions method.

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

•

the lessee has the option to purchase the asset at a preferential price;

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

•

gains or losses from the fluctuation in the fair value of the residual fall to the lessee; and

•

the lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent.

Financial Assets

Investments Accounted for Using the Cost Method

Investments in unconsolidated affiliates are carried at cost. Any negative difference between the carrying value and fair value which is not temporary is subject to a reserve.

Back to Contents

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

Deferred Taxes

Deferred tax assets are recognized in cases of deductible temporary differences, net tax operating loss carry forwards and/or tax credit carry forwards. Deferred tax liabilities are recognized in the case of taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost, which approximates their fair value.

Marketable securities including treasury shares and other highly liquid investments: Treasury shares are classified as marketable securities when they are acquired to stabilize the market price of the Group’s shares or in connection with stock options granted to directors and employees. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.

Pension Plans

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which the Group maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

Employees in France and most other European countries are eligible for severance pay pursuant to applicable law immediately upon termination. The Group provides reserves for such employee termination liabilities using the projected unit credit method.

Stock Based Compensation

The Group has adopted stock option incentive plans that grant options on its common shares to certain officers and employees. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Group’s performance on a long-term basis.

Treasury shares held to cover commitments relating to stock option purchases are shown under marketable securities at the lower of cost or fair market value. The Group accounts for any capital gains in the year in which shares under the plan are sold.

Derivative Financial Instruments

The Group manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

Interest rate swaps and caps

The Group primarily uses interest rate swaps and caps to manage interest rate risks relating to its borrowing requirements. The goal of these swaps is, depending on the circumstances involved, to substitute fixed for floating rates and floating for fixed rates, as well as to modify the underlying index on floating rate debt.

Back to Contents

For transactions that qualify for hedge accounting, the income or expense associated with these instruments is recognized when the income and expense on the hedged item is itself recognized. Thus the differences in the interest receivable and payable on interest swaps and caps and the associated premiums and cash payments are recognized over the term of the contracts as an adjustment in the interest expense of the financial debt.

Interest rate derivatives used to manage interest rate risk related to debt, but which do not qualify for hedge accounting are recognized in the following manner:

-

an allowance is recorded for the unrealized losses on the market value of the instrument.

-

unrealized gains on the instruments are recognized only when sold or matured.

Foreign currency derivatives

The Group uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are mainly used to hedge firm and anticipated transactions relating to assets and liabilities denominated in foreign currencies. Cross currency swaps are used to modify the interest rate and currency of foreign denominated debt or to hedge net foreign investments.

The difference (known as premium/discount) between the forward rate and the spot rate of forward exchange contracts and cross currency swaps that qualify as hedging transactions is recognized over the term of the contract as interest income or expense.

Cross currency derivative instruments that hedge a balance sheet item or foreign net investment are measured at the year-end rate. Any change in value is recognized in the balance sheet with offsets relating to:

-

the income statement when the hedged item is remeasured (monetary or currency liabilities or receivables);

-

currency translation adjustments in equity for hedges on net investments.

Unrealized gains and losses resulting from future foreign currency hedging transactions (firm or highly probable) that are not yet recognized on the balance sheet, are deferred and recognized when the hedging transaction is realized.

Foreign Currency Transactions

Foreign currency transactions are converted into euros at the exchange rate in effect on the transaction date. At year-end, receivables and payables denominated in foreign currencies are remeasured into euros at year-end exchange rates. The resulting exchange losses and gains are recorded in the current earnings period.

Exchange gains or losses on borrowings denominated in foreign currencies or on foreign currency derivatives that qualify as hedges on net investments in foreign subsidiaries are included in equity as currency translation adjustments.

Research and Development

The Group’s research and development costs are expensed as incurred.

Earnings Per Share

Basic earnings per share calculations are based on the Group’s net income after taxes divided by the weighted average number of common shares outstanding, in compliance with “Avis n° 27 de l’Ordre des Experts Comptables”.

Dilutive earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted. For this calculation, the weighted average number of common shares outstanding includes shares issuable on exercise of dilutive options.

As of December 31, 2004, the potential dilutive securities or other contracts to issue ordinary shares are warrants issued in December 2001 and stock options.

Back to Contents

Accounting Policies Specific to Environmental Services Activities

Public Service Contracts

The Group holds public service contracts relating to its operations in water distribution and treatment, district heating networks, urban transportation and waste collection and treatment. Under the French legal system, there are three primary types of public service contracts: “affermage” (or public service management) contracts, where the operator is granted the obligation to manage and maintain facilities owned and financed by local authorities, “concession,” facility management contracts similar to “BOT” (build-operate transfer) agreements, and contracts presenting mixed characteristics of affermage and concession contracts.

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

In France, the Group’s public service contracts are primarily “affermage” contracts.

Facilities

Facilities operated by the Group are generally financed by local authorities and remain theirs throughout the contract period. Individual facilities financed by the Group as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, using the shorter of their economic useful lives or the contract’s term. Wherever the contract’s term is shorter than the useful economic life of the asset, such depreciation is classified under liabilities as financial depreciation.

Fees Paid to Local Authorities

The Group does not have any obligation to make compensation payments to local authorities during the contract period, except for fees that have been agreed upon by both parties and formally defined by the contract.

The Group’s policy is to expense fees that are paid to local authorities on a pro-rata basis when these fees are paid annually and to amortize these costs on a straight-line basis over the life of the contract when the fees consist of payments at the beginning of the contract.

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

Landfill Capitalization and Depletion

Landfill sites are carried at cost and amortized on a pro-rata basis using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed. Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit. When the Group determines that a facility cannot be developed or the likelihood of permit grants cannot be determined before final authorization, as is the case in France and the United Kingdom, these costs are expensed as incurred.

Landfill Closure and Post-closure Costs

The Group has financial obligations relating to closure and post-closure costs and the remediation of the disposal facilities it operates or for which it is otherwise responsible.

The Group accrues a reserve for these estimated future costs pro-rata over the estimated useful life of the sites.

Accruals for environmental remediation obligations are recognized when such costs are probable and reasonably estimable.

These liabilities are classified as reserves and allowances.

Back to Contents

Construction

To calculate their margin, construction companies record revenue according to the percentage of completion method. This method is applied to contracts with a duration of six months or more; for contracts with a duration of less than six months, the completed contracts method is used.

Note 3.

Goodwill and business combinations

Goodwill by segment is detailed as follows:

	2002	2003	2004
(€ millions)	Net	Net	Change in consolidation scope (1)	Foreign exchange translation (2)	Amortiza-tion (3)	Other movements	Net
Water	3,291.1	1,655.0	67.2	(1.7)	(54.4)	-	1,666.1
Waste Management	1,285.7	1,097.4	21.6	(37.6)	(67.5)	(5.2)	1,008.7
Energy Services	704.1	705.5	35.4	-	(45.0)	(15.8)	680.1
Transportation	209.1	207.4	9.5	0.6	(16.6)	0.4	201.3
FCC & Proactiva	662.8	573.1	(549.2)	(1.8)	(19.8)	-	2.3
Total	6,152.8	4,238.4	(415.5)	(40.5)	(203.3)	(20.6)	3,558.5

(1)

The changes in consolidation scope are mainly related to the sale of FCC (for €(549.2) million), the acquisitions of the company holding the Shenzhen contract (for €36.6 million), Wabag Gmbh in Germany (for €13.3 million), the company holding the Zlinska contract in the Czech Republic (for €11.0 million) in Water segment and of Dalkia Poznan (for €26.6 million) in Energy segment.

(2)

Foreign exchange translation adjustments are mainly the result of the depreciation of the U.S. dollar against the euro.

(3)

Total goodwill amortization expenses for the years ended December 31, 2004, 2003 and 2002 were €(203.3) million, €(1,773.8) million and €(327.2) million, respectively. They include goodwill write-downs of €(36.4) million in 2004, €(1,564.2) million in 2003 and €(77) million in 2002.

The difference in goodwill amortization expense between the consolidated balance sheets and the income statement is due to the goodwill amortization of FCC (€20.0 million), which is booked against discontinued operations income in the income statement, and to the amortization of Scandinavian market shares in the Transportation segment (€70.0 million), whose balance sheet impact is recorded in intangible assets (see note 4).

The following is a summary of the most significant acquisitions during the periods presented in the accompanying financial statements.

FCC

FCC was sold on 15 September 2004.

In October 1998, Vivendi Universal acquired for cash 49% and obtained joint control of a Spanish holding company whose only asset was a 57% ownership interest in FCC, a publicly listed company in Spain active in the environmental services sector. Vivendi Universal sold to the Group its interest in the holding company for €691 million. The holding company, which fully consolidates FCC, is reflected in the Group’s financial statements using the proportionate consolidation method. The details of the Group’s acquisition are as follows (in millions of euros):

Fair value of net tangible and intangible assets acquired

Purchase price

691

Goodwill recorded on acquisition

479

Goodwill from this transaction is being amortized over 20 years.

In 2004, amortization of goodwill relates to the first half year. The impact is included in the item "Discontinued operations income".

Back to Contents

USFilter Corporation

In April 1999, Vivendi Universal acquired for cash 100% of the outstanding shares of United States Filter Corporation, a U.S.-based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

Fair value of net tangible and intangible assets acquired

Purchase price

5,801

Goodwill recorded on acquisition

5,342

Goodwill from this transaction is being amortized over 40 years.

In 2004, the sale of "Equipment – short term contracts" and "Consumer and Commercial" units of USFilter has no impact on the goodwill, which had been fully written off in 2003.

On January 1, 2001, Veolia Environnement renounced the imputation of a part of the initial goodwill of USFilter recorded as a reduction of shareholders’ equity. As a result, the net goodwill was increased by 2,037 million on December 31, 2001. The goodwill recorded on the acquisition was €5,342 million, of which €3,253 million was initially recorded as an asset, and €2,089 million as a reduction of shareholders’ equity following the acquisition of USFilter by Veolia Environnement from Vivendi Universal on December 23, 1999, which the Group has now renounced. The amortization of the goodwill initially recorded as an asset as of December 31, 2001 was €216 million.

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

In 2002, the Group actualized the projection of USFilter over 10 years, with a terminal value and utilized a discount rate of 6% taking into account the reduction in the US risk-free rate. As a result of commercial gains and business development in 2002, and its perspectives for 2003 and despite the US economic situation in 2002, the valuation did not call into question the long-term growth prospects of USFilter. The carrying value of the goodwill of USFilter was justified as of December 31, 2002.

As of June 30, 2003, the Group booked a write-off of goodwill of €1,441 million. The review of the values (goodwill and trademarks) as of December 31, 2003 relating to activities to be sold and to those maintained did not call into question the December 30, 2003 valuation.

Onyx Waste Services (previously Superior Services)

In June 1999, Veolia Environnement acquired for cash 100% of the outstanding shares of Superior Services, a U.S. based waste management company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

Fair value of net tangible and intangible assets acquired

168

Purchase price

932

Goodwill recorded on acquisition

764

Goodwill net at December 31, 2004

Goodwill from this transaction is being amortized over 40 years.

Back to Contents

Note 4.

Other intangible assets

The evolution of net intangible assets is as follows:

(€ millions)	2002	2003	Addi-tions	Dispo-sals	Amorti-zation	Change in scope	Foreign exchange translation	Other move-ments	2004
Fees paid to local authorities (1)	568.5	528.1	14.9	(1.4)	(35.2)	(135.7)	(0.6)	17.2	387.3
Trademarks, market share and business assets acquired (2)	2,283.5	1,227.0	14.5	(7.1)	(102.7)	(537.8)	(65.0)	(29.7)	499.2
Software	90.9	123.1	35.7	(2.4)	(52.4)	(0.2)	0.1	20.7	124.6
Prepaid expenses (3)	440.8	449.5	28.7	-	(44.5)	(3.4)	(2.3)	0.8	428.8
Other intangible assets	521.2	421.4	39.6	3.8	(29.8)	(9.5)	(13.5)	7.4	419.4
Total	3,904.9	2,749.1	133.4	(7.1)	(264.6)	(686.6)	(81.3)	16.4	1,859.3

(1)

Fees paid to local authorities relating to public service contracts, which are primarily located in France, amounted to €387.3 million in 2004, compared with €528.1 million in 2003, and €568,5 million in 2002. These are amortized over the term of the contracts to which they relate. They include amortization of fees paid to local authorities at the beginning of the contract in “Compagnie Générale des Eaux” for €16.0 million and in its regional subsidiaries for €8.2 million. Change in scope relates to FCC disposals for €(138) million.

(2)

Trademarks, market share and business assets amounted to €499.2 million, compared with €1,227.0 million in 2003, and €2,283.5 million in 2002. These assets mainly include the valuation of waste management operating rights for Onyx Waste Services for €134.7 million and the trademarks of Veolia Water North America ("VWNA") for €110.3 million. The carrying value of trademarks, market share and business assets are reviewed every year based on the same criteria used to assess their initial value, such as the position of the market, net sales and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded (see note 2). The Scandinavian market shares of the Transportation segment have been written off for €70.0 million. The changes in scope of consolidation are principally due to the effects of the sales of Culligan trademarks and of "Equipment – short term contracts" units of USFilter for €(566.0) million. Foreign exchange translation adjustments are mainly the result of the depreciation of the US dollar against the euro.

(3)

Prepaid expenses include expenses of €428.8 million, €449.5 million, and €440.8 million, as of December 31, 2004, 2003 and 2002, respectively, to be allocated over several financial years, mainly relating to the difference between the contractual amounts of debt servicing payments made to local authorities and the expense charged to income over the contract period. Certain subsidiaries of the Group may be obligated to assume responsibility for the repayment of the debt entered into by local authorities relating to the utility network they manage. These obligations are part of the contracts between Veolia Environnement and the local authorities; there are no guarantees given to the lenders. The annual payments generally decrease each year and extend over a period shorter than the contract period. This difference between the amounts paid to the local authorities and the expense charged to income is recorded as a prepaid expense on the balance sheet.

Total amortization expense for other intangible assets for the years ended December 31, 2004, 2003 and 2002 was €264.6 million, €875.0 million (including  €70.0 million and €650.7 million respectively in impairment) and €214.2 million, respectively. Accumulated amortization amounted to €1,058.7 million, €1,761.3 million and €874.5 million, as of December 31, 2004, 2003 and 2002, respectively.

Back to Contents

Note 5.

Property, plant and equipment

Evolution of property, plant and equipment:

	December 31,
(€ millions)	2002	2003	Addi-tions	Disposals	Depreciation	Change in scope	Foreign exchange translation	Other move-ments	2004

Property, plant and equipment	17,679.2	17,698.1	1,501.7	(902.8)	-	(1,555.4)	(96.0)	-	16,645.6
Publicly-owned utility networks	6,463.6	7,024.2	427.3	(102.5)	-	(85.2)	(12.3)	(28.5)	7,268.0
Total gross book value	24,142.8	24,722.3	1,974.0	(1,005.3)	-	(1,640.6)	(108.3)	(28.5)	23,913.6
Property, plant and equipment	(7,601.5)	(8,183.2)	-	651.0	(1,185.6)	890.6	25.2	(23.3)	(7,825.3)
Publicly-owned utility networks	(2,000.5)	(2,119.9)	-	39.4	(183.5)	0.6	6.7	12.4	(2,224.3)
Depreciation	(9,602.0)	(10,303.1)	-	690.4	(1,369.1)	891.2	31.9	(10.9)	(10,069.6)
Total net book value	14,540.8	14,419.2	1,974.0	(314.9)	(1,369.1)	(749.4)	(76.4)	(39.4)	13,844.0

Publicly-owned utility networks are assets financed by the Group as part of their management of public service contracts, and will be returned to the local authority at the end of the contract.

Additions are related to the Water segment (€784.7 million), Waste segment (€715.7 million), Energy segment (€199.0 million), Transportation segment (€166.1 million) and FCC segment (€91.5 million).

Disposals are mainly due to the Water segment (€(100.3) million), Transportation segment (€(96.4) million) and Energy segment (€(85.0) million).

Changes in scope are mainly related to the sale of FCC (€(960.5) million), to the sale of "Equipment – short term contracts" units of USFilter and Culligan (€(440.9) million), and to the acquisition of the Shenzhen contract in the Water segment (€91.2 million) and of "Groupe Connex GVI" in Canada and Montanesa in Spain in the Transportation segment (respectively €17.2 million and €11.8 million).

This also includes the effects of the consolidation of ad-hoc entities in Berlin (€364.9 million) according to the "Loi de Sécurité Financière".

Effects of foreign currency translation adjustments mainly relate to the Water segment (€(45.8) million) and Waste segment (€(70.5) million), as a result of the depreciation of the US dollar against the euro, and to the Energy segment (€34.6 million) as a result of appreciation of the Czech and Polish currencies.

Property, plant and equipment by segment can be broken down as follows:

	At December 31,
(€ millions)	2004				2003	2002
	Property, Plant and equipment	Publicly-owned utility networks	Accumulated depreciation/ amortization	Net tangible assets	Net tangible assets	Net tangible assets
Water	4,865.4	5,990.9	(3,930.6)	6,925.7	6,746.1	6,989.4
Waste Management	6,473.9	57.5	(3,165.4)	3,366.0	3,207.5	3,258.9
Energy Services	2,822.9	747.4	(1,638.4)	1,931.9	1,916.7	2,002.9
Transportation	2,483.4	472.2	(1,335.2)	1,620.3	1,629.4	1,443.7
FCC	-	-	-	-	919.5	845.9
Total	16,645.6	7,268.0	(10,069.6)	13,844.0	14,419.2	14,540.8

Back to Contents

The breakdown of net property, plant and equipment is as follows :

	At December 31,
(€ millions)	2004	2003	2002
Land	785.4	996.1	1,146.7
Buildings	1,697.2	1,715.3	1,663.3
Technical systems	3,830.8	4,575.7	5,040.7
Assets under construction	672.7	688.6	647.3
Other	1,834.2	1,539.3	1,579.7
Property, plant and equipment	8,820.3	9,515.0	10,077.7
Publicly owned utility networks	5,023.7	4,904.2	4,463.1
Total	13,844.0	14,419.2	14,540.8

Amortization expense for the years ended December 31, 2004, 2003 and 2002 was €1,369.1 million, €1,500.2 million and €1,485.1 million, respectively.

Accumulated amortization for the years ended December 31, 2004, 2003 and 2002 was €10,069.6 million, €10,303.1 million and €9,602.0 million, respectively.

Tangible assets financed under capital and operating leases are detailed as follows:

	Capital lease			Operating lease
(€ millions)	Gross value	Accumulated amortization	Net value
Land	20.8	(10.4)	10.4	20.6
Buildings	304.3	(111.7)	192.6	383.2
Technical systems	585.2	(337.6)	247.6	31.0
Other	531.0	(252.8)	278.2	1,091.7
Buildings-work in progress	1.9	(0.5)	1.4	-
Property, plant and equipment	1,443.2	(713.0)	730.2	1,526.5
Publicly owned utility networks	307.4	(151.0)	156.4	235.3
Total 2004	1,750.6	(864.0)	886.6	1,761.8
Total 2003	1,815.6	(842.9)	972.7	2,267.2
Total 2002	1,643.6	(641.3)	1,002.3

The decrease of operating leases is related to the effects of the consolidation of ad-hoc entities in Berlin for €(524) million.

Back to Contents

Note 6.

Investments accounted for using the equity method

(€ millions)	At December 31,
	Interest			Proportional share of equity			Proportional share of net income
	2004	2003	2002	2004	2003	2002	2004	2003	2002

Realia (1)	-	24.09%	24.10%	-	90.4	75.6	-	25.6	13.3
Domino (2)	15.00%	30.00%	30.00%	15.2	28.9	28.2	(0.2)	(0.2)	(0.5)
South Staffordshire Water	-	-	-	-	-	-	-	-	9.2
Grubar Hoteles	-	24.50%	19.70%	-	38.3	46.0	-	(2.5)	(2.1)
Intan utilities berhad(3)	-	30.00%	30.00%	-	8.2	10.7	-	0.5	0.8
Acque Potabil	-	-	14.36%	-	-	13.4	-	-	(0.1)
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	25.00%	25.00%	94.2	87.0	95.4	1.2	1.3	0.5
Eaux du Centre et du Rhône	-	-	34.97%	-	-	5.6	-	-	0.2
Tiru	24.00%	24.00%	24.00%	11.5	6.9	6.4	5.1	1.4	2.7
Grand Bahamas	49.00%	49.00%	49.00%	11.9	12.9	15.9	1.4	1.5	1.5
Technoborgo	49.00%	49.00%	49.00%	8.9	9.1	6.6	1.5	2.3	(0.1)
CICG	41.97%	41.97%	41.97%	5.2	5.3	5.5	-	0.1	-
PCP Holding	19.08%	19.21%	19.85%	10.1	6.5	4.5	3.6	2.0	-
Southern Water Investments Limited	19.90%	19.90%	-	14.8	16.9	-	1.2	4.3	-
Other (per unit < €5 million)				53.4*	135.3	134.2	8.6	8.1	13.6
Total				225.2	445.7	448.0	22.4	44.4	39.0

(1)

Shares left due to the sale of FCC.

(2)

Shares belonging to Proactiva which was 50% consolidated using the proportional method as of July 1, 2004. Proactiva was fully consolidated as of December 31, 2003.

(3)

Shares sold in 2004.

* The evolution compared to 2003 is due to the sales of the other investments belonging to FCC (€(75.0) million) accounted for under the equity method.

The evolution in 2004 of equity investments is as follows:

(€ millions)	Interest	2003	Net income	Distribution of dividends	Foreign exchange translation	Change in scope	Others	2004

Realia	-	90.4	-	-	-	(90.4)	-	-
Domino	15.00%	28.9	(0.2)	-	0.9	(14.4)	-	15.2
Grubar Hoteles	-	38.3	-	-	-	(38.3)	-	-
Intan Utilities Berhad	-	8.2	-	-	-	(8.2)	-	-
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	87.0	1.2	-	6.0	-	-	94.2
Tiru	24.00%	6.9	5.1	(0.5)	-	-	-	11.5
Grand Bahamas	49.00%	12.9	1.4	(1.4)	(1.0)	-	-	11.9
Technoborgo	49.00%	9.1	1.5	(1.7)	-	-	-	8.9
CICG	41.97%	5.3	-	(0.1)	-	-	-	5.2
PCP Holding	19.21%	6.5	3.6	-	-		-	10.1
Southern Water Investments Limited	19.90%	16.9	1.2	(3.3)	-	-	-	14.8
Other (per unit < €5 million)	-	135.2	8.6	(10.6)	(3.9)	(73.6)*	(2.4)	53.4
Total		445.7	22.4	(17.6)	2.0	(224.9)	(2.4)	225.2

* Impact of the sale of FCC for €(75)million.

Back to Contents

Dividends received from equity affiliates amount to €17.6 million in 2004, €17.4 million in 2003 and €23.8 million in 2002.

Summarized financial information for the major equity method investments is as follows:

(€ millions)	At December 31,
Balance sheet's data	2004	2003	2002
Long term assets	4,871.7	5,676.8	1,865.6
Current assets	1,949.9	2,648.1	878.9
Total assets	6,821.6	8,324.9	2,744.5
Shareholders' equity	697.9	1,231.9	1,126.2
Minority interests	5.1	174.0	176.8
Financial debt	4,937.0	5,452.3	905.1
Other liabilities and reserves	1,181.6	1,466.7	536.4
Total liabilities and shareholders' equity	6,821.6	8,324.9	2,744.5
Income statement's data
Net revenue	1,433.6	1,025.4	523.7
Operating income	372.0	311.4	104.4
Net income (loss)	71.3	139.9	65.7

Note 7.

DInvestments accounted for using the cost method

Investments accounted for using the cost method are detailed as follows:

	At December 31,
(€ millions)	2004				2003	2002
	Interest	Gross	Depreciation(1)	Net	Net	Net
Alazor Inversiones SA(2)	-	-	-	-	14.7	10.9
Stadtwerke Weiss Wasser GmbH(3)	-	-	-	-	-	29.8
Codeve Insurance Company Ltd(4)	-	-	-	-	16.0	-
Genova Acque(5)	20.00%	25.0	-	25.0	25.0	-
Acque Potabili (5)	14.36%	13.4	-	13.4	13.4	-
Ta-Ho Yunlin(6)	33.30%	10.2	-	10.2	10.2	8.9
Rev Suisse recyclage hoding(7)	70.00%	13.2	-	13.2	-	-
Stredoceske Vodarny(7)	99.76%	13.1	-	13.1	-	-
Other (Per unit < €10 million in 2004)	-	132.3	(31.0)	101.3	126.9	228.4
Total		207.2	(31.0)	176.2	206.2	278.0

(1)

Net depreciation expense amounts to €(0.9) million in 2004.

(2)

Sold with FCC.

(3)

Fully consolidated in 2003.

(4)

Fully consolidated in 2004.

(5)

Non consolidated company at December 31, 2004 as a result of loss of exercise of significant influence.

(6)

Beginning of activity, consolidate with the equity method in 2005.

(7)

Company bought in 2004 and consolidated in 2005.

Back to Contents

Note 8.

Other portfolio investments held as financial assets

Other portfolio investments held as financial assets can be analyzed as follows:

(€ millions)	At December 31,
	2004	2003	2002
Long-term loans	478.9	486.2	521.2
Other financial assets	580.3	881.4	766.8
Depreciation	(273.4)	(212.3)	(53.7)
Net value	785.8	1,155.3	1,234.3

They are detailed as follows:

(€ millions)			At December 31,
	2002	2003	Acquisi-tions	Sales/ Reimbursement	Depreciation	Change in scope	Foreign exchange transla-tion	Other	2004
Gross long term loans	521.2	486.2	132.5	(129.4)	-	(58.9)	7.1	41.4	478.9
Valuation allowances	(8.8)	(76.3)	-	-	5.7	4.0	4.5	0.4	(61.7)
Net long term loans	512.4	409.9	132.5	(129.4)	5.7	(54.9)	11.6	41.8	417.2
Gross other financial assets	766.8	881.4	(45.7)	(25.0)	-	(193.7)	(14.5)	(22.2)	580.3
Valuation allowances	(44.9)	(136.0)	-	-	(83.5)	7.7	0.1	-	(211.7)
Net other financial assets	721.9	745.4	(45.7)	(25.0)	(83.5)	(186.0)	(14.4)	(22.2)	368.6
Total	1,234.3	1,155.3	86.8	(154.4)	(77.8)	(240.9)	(2.8)	19.6	785.8

Long term loans :

Changes in scope are mainly related to the effects of the sale of FCC (€45) million.

The “Acquisitions” amounts are mainly related to a loan granted by Veolia Environnement SA to Dalkia International (the latter is consolidated using the proportional method) for €48.5 million and to the increase of deposits of Veolia Environnement SA for €16.0 million.

The decrease of the gross long-term loans comes mainly from the reimbursement of the loans belonging to the previous transportation contract of Melbourne (€(44.6) million).

Valuation allowances mainly include impairment of Water segment long-term loans in the US amounting to €(58.0) million (allocated in 2003)

At December 31, 2004, net long-term loans include essentially long term loans within the framework of the participation of Veolia Water in Berlin Water company for an amount of €107 million and a loan related to Dalkia International for €48.5 million (other individual amounts are less than €30 million each).

Other financial assets :

Changes in scope (€(186) million) relate essentially to the sale of FCC (€(20.7) million), to the sale of "Equipment–short term contracts" units of USFilter (€(93.2) million) and to the elimination of subordinated borrowings assumed by Veolia Environnement (€(69.2) million) as part of its securitization of accounts receivable, which resulted from the reconsolidation of the French water securitization agreement as of January 1, 2004.

Valuation allowances (€(83.5) million) correspond to the amortization of the redemption premium of our issued bonds amounting to €(34.7) million (of which convertible bonds for €(30.2) million) and to the amortization of the balancing cash adjustment of Vivendi Universal / Veolia Environnement swap for €(39.1) million (see note 24).

As of December 31, 2004, the acquisition flow (€(45.7) million) includes €(80) million pledged as a collateral guarantee intended to be invested in the Shenzhen contract. The acquisition was completed in 2004, and the company has been consolidated since the last quarter 2004.

Back to Contents

As of December 31, 2004, net other financial assets mainly include €126 million of pensions assets in the UK, €65.2 million of Southern Water preferred shares, €28 million corresponding to the net amount of the redemption premium of bonds.

Note 9.

Working capital

Net working capital is detailed as follows:

(€ millions)	At December 31, 2003	Variation in working capital	Change in scope	Foreign exchange translation	Other movements	At December 31, 2004
Inventories and work in progress	1,067.8	-	(315.7)	(13.4)	4.6	743.3
Accounts receivable	10,432.9	208.8	(1,314.5)	(182.4)	212.9	9,357.7
Accounts payable	11,464.5	499.2	(1,626.0)	(90.7)	132.6	10,379.6
Working capital net	36.2	(290.4)	(4.2)(1)	(105.1)	84.9	(278.6)
Variation of differed taxes		(38.4)
Working capital net		(328.8)

(1)

Changes in scope include essentially the sales of the Culligan and "Equipment – short term contracts" units of the Water segment in the US (€(382.8) million), the sale of FCC (€(68.5) million) and the consolidation of the French securitization of receivables, in accordance with the "Loi de Sécurité Financière".

Inventories and work in progress

The breakdown by segment is as follows:

(€ millions)	At December 31,
	2004	2003	2002
Water	370.4	529.4	660.0
Waste Management	114.2	100.2	101.8
Energy Services	250.1	240.6	229.3
Transportation	51.4	42.5	44.2
FCC	-	212.6	209.0
Total	786.1	1,125.3	1,244.3
Less valuation allowance(1)	(42.8)	(57.5)	(69.8)
Net value(2)	743.3	1,067.8	1,174.5

(1) Net allowance expenses for 2003 are €(3.5) million.

(2) In 2004, the decrease in the Water sector is related to the change in consolidation scope for €(356.4) million (of which €(138.2) million concerns the sale of the Culligan and "Equipment – short term contracts" units of water segment in the US and €(206.3) million concerns the sale of FCC) and to the effects of foreign currency translation adjustments for €(15.1) million.

Accounts receivable

Accounts receivable are detailed as follows:

(€ millions)	At December 31,
	2004	2003	2002
Trade accounts receivable	7,639.9	8,824.4	9,271.2
Valuation allowance	(371.5)	(464.3)	(484.6)
Total trade accounts receivable	7,268.4	8,360.1	8,786.6
VAT and other accounts receivable	1,211.8	1,146.0	1,347.4
Other including deferred tax	877.5	926.8	1,011.8
Total accounts receivable, net	9,357.7	10,432.9	11,145.8

The majority of trade receivables are due in less than one year.

Back to Contents

Securitization of receivables in France

The French securitization agreement was signed in June 2002 for 5 years with a SPE (Special Purpose Entity). The Group securitized accounts receivable through its water segment for a total amount of €415 million net of discount (€430.0 million at December 31, 2003). Article 133 of the "Loi de Sécurité Financière" cancels the provisions of the Commercial law that links the consolidation by a controlling entity to the holding of at least one share. This modification of the law requires an analysis in substance of the control of assets using the SIC-12 interpretation of the IFRS framework. This has been applicable to Veolia Environnement since January 1, 2004.

As of December 31, 2004, the French securitization program accounted for €378million of receivables.

Discounting of receivables

The Group discounted €824.7 million of receivables at December 31, 2004 (€998.3 million at December 31, 2003). This decrease is related to the sale of FCC.

Allowances for doubtful accounts

The allowances for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 are as follows:

(€ millions)	At December 31,
	2004	2003	2002
Balance at beginning of period	(464.3)	(484.6)	(472.7)
Amounts charged to expense	(128.5)	(146.6)	(165.7)
Deductions of reserve*	121.8	141.7	100.3
Other adjustments**	99.5	25.2	53.5
Balance at end of period	(371.5)	(464.3)	(484.6)

* of which €9.3 million of reversal.

** of which €87.1 million related to change in consolidation scope (sale of FCC for €(59.7) million and sale of the Culligan and "Equipment – short term contracts" units of the Water segment in the US for €(22.4) million).

Accounts payable

Accounts payable are detailed as follows (in millions of euros):

	At December 31,
	2004	2003	2002
Trade accounts payable	5,030.7	6,242.4	6,307.5
Social and tax costs payable	4,695.2	4,415.2	4,359.5
Other (1)	653.7	806.9	940.7
Total accounts payable	10,379.6	11,464.5	11,607.7

 (1)

Including deferred tax liabilities of €642.7 million at December 31, 2004, €793.5 million at December 31, 2003 and €928.0 million at December 31, 2002.

Note 10.

Short term loans

(€ millions)			At December 31,
	2002	2003	Varia-tions	Provi-sions	Change in scope	Foreign exchange translation	Other move-ments	2004
Gross short term loans	652.8	623.5	(41.1)	-	1.4	(5.4)	(20.7)	557.7
Valuation allowance	(165.3)	(165.6)	-	2.1	0.3	-	0.2	(163.0)
Net short term loans	487.6	457.9	(41.1)	2.1	1.7	(5.4)	(20.5)	394.7

At December 31, 2004, net short-term loans amount to €394.7 million (€457.9 million at December 31, 2003 and €487.6 million at December 31, 2002). The decrease in the net amount (€(41.1) million) is related to variations of €(10.6) million in a pre-financing equipment investment linked to contracts in the Transportation segment; to decreases in loans in Italy (Dalkia) for €12.5 million, in Veolia Water Systems for €24.4 million; and to an increase in a Berlin Water company loan for €31 million. Other amounts are smaller than €10 million per unit.

Back to Contents

Changes in consolidation scope (€1.7 million) are mainly related to the sale of FCC (€(29.8) million) and the acquisition of Wabag France (€12.0 million). Other amounts are smaller than €20 million per unit.

As of December 31, 2004, short-term loans included €81.0 million related to a loan granted by "Eaux de Berlin" to a company of the Group, €112.8 million related to the pre-financing of an investment linked to a German contract in the Transportation segment and €26.3 million related to a reimbursement in Italy.

Note 11.

Cash, cash equivalents and marketable securities

Marketable Securities

	At December 31,
(€ millions)	2004					2003		2002
	Gross value	Depre-ciation	Net value	Unreali-zed gains	Estima-ted fair value	Net value	Estima-ted fair value	Net value	Estimated fair value
Veolia Environnement	283.3	(6.8)	276.5	24.1	300.6	89.7	89.7	91.7	91.7
Sicav	1,329.3	(0.3)	1,329.0	0.2	1,329.2	-	-	-	-
BMTN	-	-	-	-	-	974.8	974.8	-	-
Vinci	-	-	-	-	-	19.5	52.6	37.9	83.4
Vivendi Universal	5.8	(1.0)	4.8	-	4.8	5.3	5.3	4.7	4.7
Others	68.7	(0.9)	67.8	-	67.8	113.3	113.3	126.3	126.3
Total	1,687.1	(9.0)	1,678.1	24.3	1,702.4	1,202.6	1,235.7	260.6	306.1

The main changes in marketable securities are as follows:

•

Veolia Environnement shares purchased for €195 million;

•

acquisition of short-term investments funds Veolia Environnement SA for €1,329.3 million as a result of disposals of investments in bonds;

•

sale of BMTN ("Bons à Moyen Terme Négociables") for €974.9 million;

•

transfer of Vinci shares belonging to Dalkia.

Veolia Environnement shares have been acquired to cover stock options (770,000 shares) for a total of €26.2 million and to cover future employee schemes (11,182,929 shares) for a total of €257.1 million in order to secure employee profit sharing. In connection with Vivendi Universal’s placement in December 2004, Veolia Environnement SA acquired 2% of its capital (8,128,440 shares for €194.8 million).

Cash and cash equivalents amount to €3,635.1 million, consisting at December 31, 2004 of cash for €971 million, commercial paper for €2,201 million and short term investments for €463 million (maturity of less than three months).

The increase in commercial paper of €1,642 million essentially results from the collection for incomes from sales.

Net valuation allowances amounted to €(3.4) million in 2004.

Note 12.

Shareholders’ equity

On August 2, 2002, Veolia Environnement completed its €1.5 billion capital increase. This capital increase, subscribed to by a group of declared investors, was conducted by issuing 57.7 million new shares at a subscription price of €26.5 per share.

During December 2002, Veolia Environnement issued 1.2 million new shares at a subscription price of €26.5 per share. The shares were subscribed to by the employee stock purchase plan “Sequoia”.  13,345 shares were issued following the exchange of 93,415 warrants.

In accordance with the Board meeting decision of December 11, 2002, the treasury stocks (4.7 million shares) not allocated to stock option plans and employee saving schemes were reclassified under “other portfolio investments held as financial assets” in Veolia Environnement SA’s statutory financial statements and were allocated as a reduction of consolidated shareholders’ equity for an amount of €151.0 million.

As of December 31, 2002, foreign currency translation adjustments (€(957.2) million) were mainly due to the depreciation of the dollar against the euro, for €(821) million. As of December 31, 2002, the accumulated foreign currency adjustments were €(303.1) million.

Back to Contents

At December 31, 2002, “other” includes proceeds from transferred contracts by Vivendi Universal for an amount of €25.4 million and call options on shares of Veolia Environnement agreed to by Vivendi Universal for an amount of €(7.6) million.

In accordance with Resolution N°17 of the Shareholders’ Meeting of April 30, 2003, Veolia Environnement SA reduced its shareholders’ equity by €3.4 billion by reducing the nominal value of its shares from €13.5 to €5. It increased the share premium by the same amount at the same time.

Due to the capital reduction resulting from the reduction of the nominal value of the shares, the amount of capital and share premium in the treasury stock allocated to consolidated shareholders’ equity was modified by €40.3 million in 2003.

Over the course of 2003, a total of 392 warrants were converted, resulting in the issuance of 56 new shares.

As of December 31, 2003, the foreign currency translation loss totaled €509.1 million, of which €296 million resulted from the depreciation of the dollar against the euro and €89 million from the depreciation of the pound sterling against the euro.

Foreign currency translation adjustment reserves amounted to €(812.2) million as of December 31, 2003.

At December 31, 2003, “other” includes income taxes related to capital increase costs charged against the issuance premium in 2002 which amount to €(10.5) million.

The Group’s consolidated and unconsolidated subsidiaries have certain restrictions on the distribution of net equity. These restrictions mainly concern French companies where, pursuant to French law, they are legally required to reserve a minimum of 5% of annual net income within the retained earnings account. This minimum contribution is not required once the reserve equals 10% of the aggregate nominal share capital. The legal reserve is distributable only upon liquidation.

The share capital of the Group consisted of 405,070,515 shares at December 31, 2003. All shares have one voting right and may be registered upon request by the owners.

Pursuant to a decision of the chairman and chief executive officer dated December 6, 2004, Veolia Environnement conducted a capital increase, which was subscribed to by members of the company savings plan in France and abroad for €25.3 million.

516,899 treasury shares were monetised in 2004 in the context of the purchase of Onyx Ireland minority interests.

As of December 31, 2004, foreign currency translation adjustments (€33.2 million) included €94.2 million related to the externalization of foreign currency translation adjustments for the following discontinued activities: sales of the Culligan and "Equipment – short term contracts" units of USFilter (€75.3 million), of FCC (€9.3 million) and of Proactiva up to FCC shares (€9.6 million) ; the others variations (€(61) million) are mainly related to the dollar (€(72.8) million). Foreign currency translation adjustment reserves equaled €(779.0) million as of December 31, 2004.

At December 31, 2004, "Other" includes the impact in net equity of the reconsolidation of Berlin Water company special purpose entities for €6.2 million.

Back to Contents

Note 13.

Minority interests

Minority interests are detailed as follows (in millions of euros):

	2004	2003	2002
Minority interests at January 1,	2,679.8	2,585.2	2,531.1
Changes in consolidation	(634.0)	(11.3)	58.8
Minority interests in income of consolidated subsidiaries	171.3	245.5	142.2
Dividends paid by consolidated subsidiaries	(180.7)	(91.5)	(112.9)
Impact of foreign currency fluctuations in minority interests	10.4	(48.0)	(33.9)
Other Changes	8.6	(0.1)	(0.1)
Minority interests at December 31,	2,055.4	2,679.8	2,585.2

In December 2001,TSAR -VEFO ((Veolia Environnement Financière de l’Ouest), a company fully controlled by Veolia Environnement SA) issued €300 million of company obligated manditorily redeemable securities maturing on December 28, 2006. As a result of their composition, these securities are accounted for as minority interests.. VEFO holds 8% of Onyx’s capital.

Minority interests in income include an FCC contribution of €44.2 million for 2004. Minority interests in income disclosed at the profit and loss level exclude FCC. In 2004, FCC minorities are accounted for under the item "Discontinued operations income".

Changes in consolidation result from the disposal of FCC, completed on 15 September 2004, for €(723) million and from miscellaneous capital increases of subsidiaries outside France subscribed by third parties (€113 million).

Note 14.

Deferred income

Deferred income includes mainly €868.9 million in investment subsidies received in connection with the management of municipal outsourcing contracts (€817.7 million at December 31, 2003) and €516.4 million in payments resulting from the securitization of future receivables (€624.6 million at December 31, 2003). To finance most of its cogeneration plants, Dalkia has sold in advance the proceeds from the sale of electricity that EDF has pledged to acquire under long-term contracts. Since January 1, 1998, these proceeds have been amortized on an actuarial basis over the duration of these loans, which range from 5 to 12 years.

Back to Contents

Note 15.

Reserves and allowances

Reserves and allowances are detailed as follows (in millions of euros):

	At Decem-ber 31,	At Decem-ber 31,	At December 31,
	2002	2003	Charged to expenses	Utilization	Reversal	Change in scope	Translation adjust-ments	Others	2004
Litigation including social and fiscal	366.7	348.2	101.8	(105.2)	(11.4)	(45.1)	(1.8)	(0.6)	285.9
Financial depreciation	599.0	634.7	55.6	(42.2)	(3.2)	(16.0)	-	(38.5)	590.4
Maintenance and repair costs accrued in advance	324.9	327.6	75.7	(83.9)	(9.9)	6.1	(0.6)	7.9	322.9
Valuation allowance on work in progress	233.5	163.3	73.2	(88.8)	(3.3)	12.5	(3.3)	34.0	187.6
Reserves related to fixed assets	47.9	54.4	17.0	(10.9)	0.2	0.1	0.5	1.6	62.9
Closure and post closure costs	388.4	367.7	87.1	(35.1)	(4.5)	5.0	(6.7)	(13.7)	399.8
Pensions	234.0	248.8	39.2	(11.7)	(1.1)	(6.2)	(1.3)	(7.7)	260.0
Restructuring costs	69.5	62.0	38.7	(43.8)	(7.4)	(0.1)	(1.3)	(0.6)	47.5
Losses on investment in unconsolidated companies	94.7	129.1	39.4	(63.0)	(3.1)	(10.4)	0.9	(23.1)	69.8
Warranties and customer care	309.0	289.7	115.5	(83.5)	(1.2)	(144.7)	(3.4)	4.1	176.5
Others	278.5	288.4	183.5	(144.3)	(27.2)	5.6	(6.7)	(29.2)	270.1
Total reserves and allowances	2,946.1	2,913.9	826.7	(712.4)	(72.1)	(193.2)	(23.7)	(65.8)	2,673.4

The principal reserves and allowances incite the following comments:

Reserves for litigation

This includes those losses that are considered probable and that relate to the litigation that Veolia Environnement experiences in conducting its normal business operations.

The Water, Energy and Waste businesses account for €163.0 million, €79.9 million and €27.1 million of the total reserves for litigation, respectively. The reserves for the Energy segment include the utilization of a €17.8 million litigation reserve in Italy .

Changes in scope mainly relate to FCC proceeds amounting to €42.2 million (of which €38.6 million is linked to tax disputes).

Financial depreciation

Veolia Environnement finances individual installations which, as a consequence of specific contractual provisions, are accounted for as tangible assets and amortized, up to their estimated residual value over the shorter of their useful lives or the period of the contract. When the contract period is shorter than the useful life of the asset, such depreciation is recorded as a liability under financial depreciation. These reserves mainly relate to the Water business (€381.7 million) and Energy business (€146.2 million).

Back to Contents

Maintenance and repair costs accrued in advance

As part of the obligations under public services contracts, the Group assumes responsibility for the replacement of fixed assets in the publicly owned utility networks it manages. Maintenance and repair costs are expensed as incurred except for specific contracts for which costs are accrued in advance. These reserves relate to the Water business for €184.1 million and to the Energy business for €138.8 million.

Valuation allowance on work in progress

The principal reserves relate to the Transportation business (€29.9 million) and the engineering activities of the Water business for €126.4 million. In the Transportation segment, the balance sheet of Bayerische Oberlandbahn was modified by €18.2 million due to the allocation of acquisition costs arising from a business combination.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs and the remediation of the disposal facilities it operates or for which it is otherwise responsible.

The Group accrues a reserve for these estimated future costs pro rata over the estimated useful life of the sites. Those reserves amounted to €367.0 million in 2004, compared to €323.1 million and €322.2 million in 2003 and 2002, respectively. As of December 31, 2004, the total anticipated costs, undiscounted, amounted to €500 million.

Other reserves and accruals are related to plant dismantling and site remediation in the Water and Waste business, totaling €20.9 million, €27.4 million and €54.1 million for the years ended December 31, 2004, 2003 and 2002 respectively.

Pensions

The Group has accrued reserves of €155.3 million and €31.6 million to cover retirement obligations in France and Germany respectively; these principally  cover the indemnities paid upon retirement. Defined pension schemes are essentially limited to the British subsidiaries of Veolia Environnement. The €126 million of net assets invested in funds are accounted for on the balance sheet as other financial assets (see Note 8).

Restructuring charges

Restructuring reserves relate primarily to the Water and Energy businesses for €27.3million and €11.1 million, respectively.

Losses on investments in unconsolidated companies

Within its normal activities, Veolia Environnement must book allowances for certain affiliated companies. The decrease in 2004 is principally due to the utilization of a reserve covering the closure of U.K. bus activity for an amount of €25.8 million.

Warranties and customer care

These reserves principally relate to captive insurance companies (€58.6 million of incurred losses), to the engineering and equipment activities of the Water business (€51.8 million) and to the Energy segment (€45.3 million). The change in scope is related to the sale of FCC.

Other

Other reserves and allowances include those obligations recorded as part of the normal operating of the Group’s subsidiaries.

Back to Contents

Note 16.

Debt

Long-term financial debt

(€ millions)			At December 31,
	At December 31, 2002	At December 31, 2003	Acquisi-tions	Maturities /Disposals	Change in scope (1)	Foreign exchange translation	Other move-ments	At December 31, 2004
Bonds	5,633.8	8,047.2	312.5	(2,135.9)	(25.0)	22.7	-	6,221.5
Other long term financial debt	7,279.2	4,539.2	704.0	(1,156.2)	464.2	(67.3)	96.0	4,579.9
Long term financial debt	12,913.0	12,586.4	1,016.5	(3,292.1)	439.2	(44.6)	96.0	10,801.4

(1)

Mainly related to the consolidation at 1 January 2004 of special purpose entities (SPE) "Eaux de Berlin" (€378 million), the securitization program in France (Veolia Water, €325 million) and the transfer of FCC's financial debts (€(331) million).

The table below presents an analysis of the consolidated long-term debt balance by type of debt instrument (in millions of euros):

		At December 31,

		2004	2003

EMTN	(a)	5,329.2	5,801.4
US private placement	(b)	305.0	325.6
Three Valleys	(c)	282.5	-
Tyseley	(d)	90.5	96.5
Montgomery	(e)	71.8	94.8
Veolia Environnement 1.5% bond	(f)	-	1,535.3
Berliner Wasser Betriebe	(g)	1,356.2	1,865.8
Syndicated credit in CZK	(h)	262.6	216.0
Capital Leases	(i)	815.7	800.5
SPE	(i)	364.6	-
Securitization in France	(k)	334.2	-
Bonds, Bank Loans	(l)	1,589.1	1,850.5
Total		10,801.4	12,586.4

(a)

On December 31, 2004, European Medium Term Notes (EMTN) outstanding consisted of €5,829.2 million (of which  €5,329.2 million matures in more than one year), and broke down as follows:

•

€500 million bearing interest of 4.75%, maturing on November 8, 2005,

•

€2,000 million bearing interest of 5.875%, maturing on June 27, 2008,

•

€1,000 million bearing interest of 5.875%, maturing on February 1, 2012,

•

€1,000 million bearing interest of 4.875%, maturing on May 28, 2013,

•

€750 million bearing interest of 5.375%, maturing on May 28, 2018,

•

€700 million bearing interest of 6.125%, maturing on November 25, 2033,

During 2004, Veolia Environnement conducted only one new issuance under its EMTN program, in an amount of US$ 27 million bearing interest at U.S. LIBOR, and maturing on March 4, 2009.  Further, in the first half of 2004, Veolia Environnement redeemed part of the outstanding notes relating to its issuance of €2 billion conducted in 2001 and maturing on June 27, 2008 (as set forth above), in the amount of €150 million

(b)

As of December 31, 2003, Veolia Environnement had issued bonds through a private placement in the United States for a global amount of €325.6 million, which broke down as follows :

Back to Contents

•

Part A, B and C maturing January 30, 2013 with the following respective amounts: €33 million (bearing interest of 5.84%), £7 million (bearing interest of 6.22%), $147 million (bearing interest of 5.78%),

•

Part D maturing January 30, 2015 for $125 million bearing interest of 6.02%,

•

Part E maturing January 30, 2018 for $85 million bearing interest of 6.31%,

and which represent a total outstanding of €305.0 million at December 31, 2004.

The debt contains two clauses:

•

In the case of violating the following financial ratios, the debt contains an accelerated redemption clause.

•

Interest cover ratio (EBITDA/net interest expense):> 4.00 in 2004 and subsequent years.

•

Debt ratio (Net financial debt/EBITDA): <4.00 in 2004 and subsequent years.

•

In the case of notation less than BBB+ or Baa1, covenants would be tested on the basis of semi-annual accounts instead of annual accounts only. Compensation is due in case of accelerated redemption.

(c)

This bond issuance by Three Valleys (of which £200.0 million is outstanding, corresponding to €282.5 million at December 31, 2004), bears interest at a 5.875% rate and matures on July 13, 2026. It was conducted in order to repay an inter-company loan and align this subsidiary’s maturing debt with its future cash flows.

(d)

This bond issuance (of which £63.8 million is outstanding, corresponding to €90.5 million at December 31, 2004), bears interest at a 6.675% rate and matures on June 30, 2018. It was conducted in order to finance the waste to Energy plant in Birmingham (UK). The principal is amortized over the entire life of the bond.

(e)

This bond issuance (of which $97.8 million is outstanding, corresponding to €71.8 million at December 31, 2004), bears interest at a 4.5% rate and matures on January 1, 2012.  It was conducted in order to finance a plant in Montgomery, Pennsylvania (United States).  The principal is amortized over the entire life of the bond.

(f)

These bonds, convertible into Vivendi Universal shares (OCEANE) and issued on April 26, 1999, matured on January 1, 2005 and were reclassified as short-term debt prior to such time. Their value (€1,535.3 million) includes a redemption premium of €91 million, with the asset counterpart recorded in "Other long-term investments". This has been totally amortized as of December 31, 2004.

(g)

Berliner Wasser Betriebe debt as of December 31, 2004 consists of two lines:

•

a debt without guarantee of €1,056.2 million (affiliates), compared to €1,265.8 million as of December 31, 2003;

•

the acquired debt of €600 million which matures on January 15, 2005 (€300 million of which are classified as short-term debt) is guaranteed by Veolia Environnement.

This guarantee contained two clauses:

•

"niveau de marge" is linked to the debt coverage ratio

•

in the case of violating the following financial ratios, the debt contains an accelerated redemption clause.

•

Interest cover ratio (EBITDA/net interest expense): > 4.00 to 1 in 2004.

•

Debt ratio (Net financial debt/EBITDA): < 4.00 to 1 in 2004.

This debt was refinanced on January 13, 2005 and matures on January 13, 2008. The debt and interest coverage ration have been eliminated.

(h)

This syndicated credit facility amounts to 8,000 million in Czech crowns (€262.6 million) maturing on November 7, 2008, and was arranged by Credit Lyonnais, ING Bank and Komerèni Banka. At December 31, 2004, the facility had been fully drawn.

(i)

As of December 31, 2004, capital leases mature between 2005 and 2031, and have fixed rates of interest ranging between 2.31% and 13.1% and variable rates of interest primarily indexed to EONIA, T4M and TAM.

(j)

SPE : according to the "Loi de Sécurité Financière" of August 1, 2003, the SPE must be consolidated at December 31, 2004 for an amount of €364.6 million. This principally concerns entities with businesses related to "Eaux de Berlin company".

Back to Contents

(k)

"Securitization in France": under the "Loi de Sécurité Financière" dated August 1, 2003, all "Acqueduc II" loans must be consolidated as at December 31, 2004 for an amount of €334.2 million.

(l)

Other bonds and banks loans mature between 2005 and 2024 and are indexed on fixed-interest rates ranging from 1.4% to14.5% and pegged to various variable-interest rates, mainly EURIBOR and LIBOR. This amount also includes €72.4 million in subordinated debt (TSDI) which matures on December 20, 2006.

Long-term financial debt listed according to the currency in which it is denominated is as follows (in millions of euros):

	At December 31,
	2004	2003
Euro (a)	8,666.1	11,079.5
U.S. Dollar (b)	476.1	312,5
Pound Sterling	534.6	278.5
Czech Crowns	370.3	291.9
Australian Dollar	97,7	136.9
Korean Won	134,2	136.3
Norwegian Crown	55,8	41.3
Other	466,6	309.5
Total	10,801.4	12,586.4

(a)

The decrease in Euro-denominated long-term debt by €2,413 million in 2004 is mainly due to :

-

transfer to short-term debt of OCEANE for €1,535 million,

-

transfer to short-term debt of €500 million in EMTN maturing November 2005,

-

transfer to short-term debt of Berlin acquisition debt amounting to €300 million,

-

repurchase of €2 billion in bonds maturing June 2008 for €150 million,

-

sale of FCC of which debt amounted to €316 million as of December 31, 2003,

-

consolidation from 1 January 2004 of Special Purposes Entities and subordinated borrowings assumed by Veolia Environnement as part of its remuneration of accounts receivables to offset the decrease in Euro long term debt by €699 million.

(b)

The increase in Sterling-denominated long-term debt by €256 million mainly results from the bonds issued by Three Valley for £200 million (€282.5 million) on July 13, 2004.

The table below presents a summary of the repayment schedules of the long-term financial debt excluding subordinated securities (in millions of euros):

	At December 31,
	2004	2003	2002
Due between one and two years	917.1	3,087.1	2,311.5
Due between two and five years	3,682.7	3,710.2	4,660.8
Due after five years	6,201.6	5,789.1	5,940.7
Total	10,801.4	12,586.4	12,913.0

Back to Contents

Short term borrowings

The table below summarizes Veolia Environnement’s short-term borrowings (all amounts are in millions of euro):

(€ millions)			At December 31,
	At December 31, 2002	At December 31, 2003	Variations	Change in scope(1)	Foreign exchange translation	Other movements	2004
Bank overdrafts and other short term borrowings	3,795.9	3,826.7	1,580.6	(233.6)	(35.7)	(17.8)	5,120.2

(1) Mainly transfer of FCC: €(278) million.

The Group’s main short-term borrowings as of December 31, 2004 are detailed below:

•

Cash liabilities : €510.1 million,

•

€1,535.3 million of bonds convertible into Vivendi Universal shares and maturing on January 1, 2005,

•

€500 million EMTN maturing on November 8, 2005,

•

Commercial paper program in the amount of €1,057 million issued by Veolia Environnement holding,

•

€212.8 million of accrued interest at Veolia Environnement holding level.

•

€300 million acquired debt of Berlin guaranteed by Veolia Environnement and maturing on January 15, 2005.

Undrawn credit lines

The main unused credit lines as of December 31, 2004 were as follows :

In Veolia Environnement holding:

•

€3,500 million of undrawn syndicated credit maturing on February 19, 2009 without any interest and debt coverage ratio,

•

€643 million of undrawn short-term credit line,

•

€915 million of undrawn medium-term credit line.

Bank borrowings supported by collateral guarantees

At December 31, 2004, €666 million in bank borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in millions of euro) :

	Amount pledged (a)	Total amount on the balance sheet (b)	% (a) / (b)
On intangible assets	1	1,859	0.05%
On tangible assets	253	13,844	1.83%
On financial assets (1)	374	-	-
Total long term assets	628	-	-
On current assets	38	15,809	0.24%
Total assets	666	-	-

(1) As financial assets pledged as collateral are essentially stocks of consolidated subsidiaries, the ratio is not meaningful.

F-34

Back to Contents

The breakdown by maturity is as follows:

(€ millions)	At December 31, 2003	At December 31, 2004	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Intangible assets	2	1	-	1	-
Tangible assets	283	253	35	75	143
Land	103	92	3	-	89
Other tangible assets(1)	180	161	32	75	54
Financial assets	213	374	-	116	258
VW Industrial Dvpt (2) (5)	60	47	-	47	-
Chengdu (2) (5)	53	47	-	-	47
VW Korean Daesan (3) (5)	44	35	-	35	-
Samsung VW Inchon (2) (5)	33	48	-	-	48
Defluent (3) (5)	-	40	-	-	40
Cle Brazil	-	16	-	16	-
Crivina (2) (5)	-	26	-	-	26
Shenzhen (2) (5)	-	89	-	-	89
PPC (2) (5)	9	9	-	9	-
Connex Regiobahn (2) (5)	6	9	-	9	3
Taitung (2)	-	3	-	-	5
Technoborgo (2) (6)	5	5	-	-	-
Amendis Tanger Tetouan (4) (5)	2	-	-	-	-
Zhuhai (4) (5)	1	-	-	-	-
Current assets	89	38	1	6	31
Cash collateral	3	-	-	-	-
Accounts receivable	72	24	-	3	21
Inventories	14	14	1	3	10
Total	587	666	36	198	432

(1)

mainly equipment and traveling systems.

(2)

100% of equity pledged as collateral.

(3)

95% of equity pledged as collateral.

(4)

Part of equity pledged as collateral less than 10%.

(5)

Non-consolidated company as of December 31, 2004.

(6)

Equity method investments as of December 31, 2004.

F-35

Back to Contents

Note 17.

Income taxes

Analysis of Income Tax Expense

Components of the income tax provision are as follows (in millions of euro):

	At December 31,
	2004		2003 Pro-forma	2003	2002
France	(92.3)		(143.5)	(143.5)	(93.8)
Other countries	(133.7)		(122.5)	(208.7)	(248.9)
Current income tax expense	(226.0)		(266.0)	(352.2)	(342.7)
France	128.8	(1)	(58.4)	(58.4)	(11.9)
Other countries	(85.1)	(2)	129.0	136.2	(82.7)
Deferred income tax (benefit)	43.6		70.6	77.8	(94.6)
Total income tax expense	(182.4)		(195.4)	(274.4)	(437.3)

(1)

Of which €207 million of deferred tax assets as a result of French tax group.

(2)

Of which €83 million of deferred tax assets as a result of US tax group.

In 2001, a French Tax Group was created. Veolia Environnement SA paid the Group tax to the French tax authority. The tax saving is recorded at the Veolia Environnement SA level.

According to article no. 39 of the 2004 Finance Law, Veolia Environnement accounted for €8.8 million for exit tax of 2.5% from reserves of long-term appreciations within the limit of €200 million and after a write-off of €500,000 on the amount of the reserves.

Deferred Tax Assets and Liabilities

The timing differences which give rise to significant deferred tax assets and liabilities are as follows (in millions of euro):

	At December 31,
	2004	2003	2002
Deferred tax assets:
- Employee benefits	59.1	57.7	62.8
- Provisions for risks and liabilities	7.5	35.9	30.9
- Tax loss	371.3	463.3	442.6
- Other timing differences	702.6	574.4	648.3
Gross deferred tax assets	1,140.5	1,131.3	1,184.6
Unrecorded deferred tax assets (1)	(263.0)	(204.5)	(172.8)
Deferred tax assets recorded in the books	877.5	926.8	1,011.8
Deferred tax liabilities:
- Depreciation	376.8	338.0	356.8
- Reevaluation of assets	86.6	96.1	160.3
- Other taxable timing differences	179.3	359.4	410.9
Gross deferred tax liabilities	642.7	793.5	928.0

(1)

Represents tax savings from operating leases or other non-activated savings. They have not been recorded as assets because their recovery is not probable. Net valuation allowance amounted to €(31.7) million in 2004.

In the consolidated balance sheets, deferred tax assets are classified in “accounts receivable” and deferred tax liabilities in “accounts payable”.

F-36

Back to Contents

Tax Rate Reconciliation

	At December 31,
	2004	2003	2002
Statutory tax rate	35.43%	35.43%	35.43%
Goodwill amortization not deductible for tax purposes	14.87%	(55.22)%	12.75%
Permanent differences	(17.63)%	(13.33)%	8.91%
Lower tax rate on long-term capital gains and losses	1.22%	(0.53)%	(5.89)%
Tax losses	(15.55)%	8.02%	5.13%
Other, net	10.03%	7.75%	(8.73)%
Effective tax rate (a)	28.38%	(17.88)%	47.60%

 (a)

The effective tax rate is computed by dividing ‘‘income taxes and deferred taxes’’ by ‘‘Income before minority interest, income taxes and deferred taxes.’ and after ‘‘Equity in net income of affiliates’’.

Net Operating Tax Loss

At December 31, 2004, the Group had tax losses which represent a potential tax saving of €371.3 million (based on the effective tax rate).

Tax losses expire as follows (in millions of euro):

Years	Amount 2004	Amount 2003
2004		218.4
2005	20.7	21.0
2006	59.8	25.0
2007	57.1	24.6
2008	56.1	31.6
2009	75.9	19.9
2010 and thereafter	101.7	122.8

Total	371.3	463.3

Note 18.

Financial instruments and counterparty risks

The Group uses various financial derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency rates.

The Group does not anticipate any third-party defaults, which could have a significant impact on its financial position and the results of its transactions.

Interest rate and foreign currency agreements

The contractual amounts stated below are outstanding as of December 31, 2004, 2003 and 2002. These amounts represent the levels of involvement by the Group and are not indicative of gains or losses. The amounts are in millions of euro.

F-37

Back to Contents

	As of December 31, 2004
	Total	Less than 1 year	1 to 5 years	More than 5 years
Interest rate hedging activity
Interest rate swaps-payable at fixed rate / receivable at variable rate
Nominal amount	2,044.7	32.7	1,377.3	634.7
Weighted average received rate (evaluated on December, 31)	2.43%
Weighted average paid rate (evaluated on December, 31)	4.92%
Interest rate swaps-payable at variable rate / receivable at fixed rate
Nominal amount	4,765.2	740.7	1,872.9	2,151.7
Weighted average received rate (evaluated on December, 31)	5.18%
Weighted average paid rate (evaluated on December, 31)	3.00%
Interest rate swaps-payable at variable rate / receivable at variable rate
Nominal amount	342.8	154.4	188.4	-
Weighted average received rate (evaluated on December, 31)	1.66%
Weighted average paid rate (evaluated on December, 31)	1.83%
Swap-cross currency
Nominal amount	534.2	-	534.2	-
Weighted average received rate (evaluated on December, 31)	2.28%
Weighted average paid rate (evaluated on December, 31)	1.60%
Interest caps, floors and collars (a)
Nominal amount	2,005.3	161.4	950.2	893.7
Average guarantee rate	4.16%
Interest rate swap option
Nominal amount	183.5	-	183.5	-
Weighted average received rate when exercised	2.81%
Weighted average paid rate when exercised	2.56%
Foreign currency hedging activity
Forward exchange contracts (b)
Nominal amount	1,547.7	1,528.1	15.3	4.3

(a)

Interest caps are used to protect the group from interest fluctuations that affect variable debt, so as to limit the interest paid. On December 31, 2004, the cap portfolio is made up of the following:

▪

covering exposure to Euribor 3 months, with a notional of €1,314.6 million. The weighted average rate is 4.49%

▪

covering exposure to Libor USD 3 and 6 months, with a notional of $850 million. The weighted average rate is 3.48%

▪

covering exposure to Pribor CSK 12 months, with a notional of CZK2,000 million. The weighted average rate is 4.00%

(b)

The use of forward exchange contracts is linked to foreign currency borrowing.

F-38

Back to Contents

On December 31, 2004, the exchange operation portfolio is as follows:

(in millions of foreign currency)

Currency	Forward buy	Forward sale
USD	47.9	586.7
GBP	32.5	313.8
AUD	72.6	0.3
Other currency (€ equivalent)	32.9	515.9

	As of December 31, 2003
	Total	Less than 1 year	1 to 5 years	More than 5 years
Interest rate hedging activity
Interest rate swaps-payable at fixed rate / receivable at variable rate
Nominal amount	1,602.5	49.9	1,171.1	381.5
Weighted average received rate (evaluated on December, 31)	1.87%
Weighted average paid rate (evaluated on December 31)	5.38%
Interest rate swaps-payable at variable rate / receivable at fixed rate
Nominal amount	5,145.9	531.3	2,507.6	2,107.0
Weighted average received rate (evaluated on December, 31)	5.12%
Weighted average paid rate (evaluated on December 31)	2.88%
Interest rate swaps-payable at variable rate / receivable at variable rate
Nominal amount	1,132.3	768.4	363.9	-
Weighted average received rate (evaluated on December, 31)	1.30%
Weighted average paid rate (evaluated on December 31)	1.37%
Swap-cross currency
Nominal amount	2,716.6	198.8	2,254.6	263.2
Weighted average received rate (evaluated on December, 31)	2.78%
Weighted average paid rate (evaluated on December 31)	1.93%
Interest caps, floors and collars
Nominal amount	2,271.8	633.4	1,216.0	422.4
Average guarantee rate	3.96%
Interest rate swap option
Nominal amount	197.9	-	197.9	-
Weighted average received rate when exercised	2.81%
Weighted average paid rate when exercised	1.15%
Foreign currency hedging activity
Forward exchange contracts
Nominal amount	1,389.8	1,361.0	23.1	5.7

F-39

Back to Contents

	As of December 31, 2002
	Total	Less than 1 year	1 to 5 years	More than 5 years
Interest rate hedging activity
Interest rate swaps-payable at fixed rate / receivable at variable rate
Nominal amount	1,382.1	255.6	866.8	259.7
Weighted average received rate (evaluated on December, 31)	2.29%
Weighted average paid rate (evaluated on December 31)	5.50%
Interest rate swaps-payable at variable rate / receivable at fixed rate
Nominal amount	2,707.6	-	507.6	2,200.0
Weighted average received rate (evaluated on December, 31)	5.63%
Weighted average paid rate (evaluated on December 31)	3.06%
Interest rate swaps-payable at variable rate / receivable at variable rate
Nominal amount	1,573.0	238.4	1,334.6	-
Weighted average received rate (evaluated on December, 31)	1.60%
Weighted average paid rate (evaluated on December 31)	1.61%
Swap-cross currency
Nominal amount	775,9	78.9	183.8	513.2
Weighted average received rate (evaluated on December, 31)	2.23%
Weighted average paid rate (evaluated on December 31)	4.74%
Interest caps, floors and collars (a)
Nominal amount	2,052.7	238.4	1,791.9	22.4
Average guarantee rate	4.11%
Foreign currency hedging activity
Forward exchange contracts (b)
Nominal amount	1,242.6	1,227.6	15.0	-

Note 19.

Fair value of financial instruments

On December 31, 2004, 2003 and 2002 Veolia Environnement used for financing: notes receivable, as well as derivative financial instruments used to manage interest rate risk, foreign currency risk and equity risk.

The fair value of financial instruments detailed below, is generally determined using quoted prices. When no quoted prices are available, fair value is based on estimates using discounted future cash flows or other estimates.

	At December 31,
(€ millions)	2004		2003		2002
Assets (liabilities)	Carrying amount	Estimated fair value**	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investments*	2,646.8	2,646.8	2,580.6	2,610.3	1,600.8	1,514.3
Long-term debt	(10,801.4)	(11,155.1)	(12,586.4)	(12,768.0)	(12,913.0)	(13,125.0)
Treasury management
Interest rate swaps		55.4		32.9		139,5
Cross currency interest rate swaps		77.7		257.3		117.2
Forward exchange contracts		0.3		22.7		16.5
Interest caps, floors and collars		16.3		14.4		(5.8)
Interest rate swap option		(5.8)		(10.0)		-

* Excluding treasury shares held for stock option purposes.

** Clean market value.

Back to Contents

Note 20.

Pension benefits

The pension benefits were disclosed in the previous financial statement in the US GAAP sections. From 2004 onwards, this information is given in the French sections.

(€ millions)	2004
Pension benefits
Benefit obligation at beginning of year	1,023.9
Service cost	75.5
Interest cost	49.8
Plan participants’ contributions	4.8
Business combinations	3.2
Disposals	(35.1)
Curtailments	(4.8)
Actuarial loss (gain)	46.0
Benefits paid	(49.1)
Special termination benefits	20.8
Others (including foreign currency translation)	10.4
Benefit obligation at end of year	1,145.4
Change in plan assets
Fair value of plan assets at beginning of year	668.5
Actual return on plan assets	60.2
Group contributions	39.9
Plan participants’ contributions	4.8
Acquisitions	-
Disposals	(27.5)
Curtailments	(0.3)
Benefits paid	(28.6)
Others (including foreign currency translation)	(2.7)
Fair value of plan assets at end of year	714.2
Funded status of plan	(431.2)
Unrecognized actuarial loss and profit	197.1
Unrecognized actuarial prior service costs	44.0
Others	(0.5)
Accrued benefit cost	(190.6)
Accrued benefit liability	(316.7)
Prepaid benefit cost	126.1

The plan assets are invested as follows:

(€ millions)	2004
Assets

Shares	42%
Bonds	36%
Insurance risk free funds	12%
Cash	8%
Others (included real estate)	2%

Back to Contents

The assumptions are the following:

(€ millions)	2004
Pension benefits

Discount rate	5.0%
Expected return on plan assets	6.5%

Note 21.

Commitments and contingencies

Commitments related to the cooperation agreement between Vivendi Universal and Veolia Environnement are detailed in note 24.

Specific Commitments

Southern Water Put

In 2003, the company refinanced its investment in Southern Water. As a result, the company signed a first contract with Société Générale Bank Trust (“SGBT”) on June 30, 2003 and a second contract with CDC Ixis on July 18, 2003. The terms are as follows:

•

SGBT and CDC Ixis each subscribed for £110 million of preferred shares without voting rights issued by Southern Water and previously acquired by Veolia Water UK,

•

SGBT and CDC Ixis each hold a put option, maturing in 5 years, allowing them to sell the preferred shares without voting rights to Veolia Environnement at an average exercise price based on a price adjusted by an annual yield of 5.5%.

FCC Put

The sale of FCC on September 15, 2004 cancelled all commitments related to the FCC shareholding.

EDF agreements

EDF entered into a call option with the Group on Dalkia shares in case of a takeover bid on the Group by a competitor of EDF.

Furthermore, the Group entered into a call option with EDF on its Dalkia shares in case of a change in EDF’s status or a takeover bid on EDF by a competitor of Veolia Environnement. The share price is to be determined by an independent expert if there is no agreement.

EDF and Veolia Environnement each hold call options and put options which would allow, in case of exercise by one of the parties, EDF to own 50% of equity and voting rights of Dalkia. Exercise of these options is subject to the liberalization of the electricity market in France.

Replacement engagement

The Group and its water distribution and energy services subsidiaries, as part of their contractual obligations through public services contracts and in return for the revenue they receive, assume responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. The Group forecasts the expenditures required in this regard over the remaining duration of the relevant contracts. The accumulated expenditure forecast is estimated at €2.3 billion (€1.8 billion for water and €0.5 billion for energy). These expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets or the contract period, according to the contract terms.

Performance bonds issued for US subsidiaries

Insurance companies have issued performance guarantees in connection with the activities of the Group’s US subsidiaries (operational guarantees, guarantees of site restoration), which have been underwritten by Veolia Environnement SA up to a maximum amount of $1.4 billion ($0.2 billion used at December 31, 2004).

Specific Berlin contract engagement

Under the Berlin water contract, the Group may be obligated to pay approximately €610 million (at 50%) to previous land owners, not indemnified by the Berlin government, who present claims for payments. The commitment results from the former situation of the Eastside of Berlin in which water pipes may be undergrounds.

Back to Contents

Fee obligations with local authorities

As described in note 25, under certain public service contracts, the Group has assumed fee obligations with local authorities. At December 31, 2004, the minimum future payments of these commitments are €144 million, of which two thirds of the amount is to be paid within five years.

The breakdown by maturity of specific commitments is as follows:

(in millions of euro)	At December 31, 2003	At December 31, 2004	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Southern Water Put	312	312	-	312	-

FCC Put	995	-	-	-	-

Water replacement engagement	2,010	1,756	340	672	744
Energy Services replacement engagement	521	530	62	245	223

Performances bonds issued by VE for US subsidiaries	550	147	15	-	132

Specific Berlin contract engagement (50%)	610	610	-	-	610

Fee obligations with local authorities	183	144	32	81	31

Total	5,181	3,499	449	1,310	1,740

Other commitments and contingencies

Other commitments and contingencies include neither collateral given in guarantee of banking loans (see note 16) nor specific commitments and contingencies described above.

Other commitments and contingencies are detailed below (in millions of euro)

	At December 31, 2003	At December 31, 2004	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Operational guarantees	3,081.3	2,575.7	470.1	1,195.3	910.3
Financial guarantees
Debt guarantees	259.1	154.7	15.5	99.7	39.5
Warranty obligations given	140.0	488.7	73.2	114.6	300.9
Commitments given
Obligations to buy	150.6	101.0	15.8	64.0	21.2
Obligations to sell	51.8	41.2	28.5	12.7	-
Other commitments given
Letters of credit	249.4	578.4	209.8	318.2	50.4
Other commitments given	569.4	807.0	157.2	226.9	422.9
Total	4,501.6	4,746.7	970.1	2,031.4	1,745.2

Operational guarantees (performance bonds): In the course of their normal activities, the Group’s subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties.

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

Back to Contents

Debt guarantees: These relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, companies accounted for under the equity method, or companies consolidated through proportional consolidation.

Warranty obligations given: These include guarantees linked to the sale  of Water activities in the United States for €319 million, the sale of Bonna for €65 million and the sale of Connex Transport UK Ltd for €24 million.

Letters of credit: The amount of the credit line given by a bank or financial institution which has not been drawn against.

The Group's contingent liabilities relating to certain performance guarantees by business segment are as follows (in millions of euro):

At December 31,
	2004		2003	2002
Water	2,334.4		1,563.6	1,783.0
Waste Management	645.2		586.0	347.2
Energy Services	497.7		584.4	466.2
Transportation	229.4		106.9	114.4
FCC/Proactiva	12.9		1,013.9	748.7
Holding	993.0	(1)	645.2	794.0
Others	34.1		1.6	17.3
Total	4,746.7		4,501.6	4,270.8

(1)

of which €455 million of operational guarantees: €348 million for the Water business and €107 million for the Waste business.

Capital Leases and Operating Leases

The Group uses capital leases in order to finance certain operating assets and investment properties. As stated in Note 2 to the consolidated financial statements, the Group has capitalized these assets (see note 5) and recorded the principal portion of the related capital leases as long-term debt at its present value (€815.7 million) (see note 16). Payments under these capital lease obligations at December 31, 2004, 2003 and 2002 represent €1.1 billon, €1.3 billion and €1.2 billion, respectively. Furthermore, the Group uses operating leases (mainly for transportation equipment and treatment plants).

Veolia Environnement has concluded capital and operating leases. As of December 31, 2003, minimum future payments for these contracts amounted to (in millions of euro):

	Operating leases	Capital leases (balance sheet)
2005	346.6	170.5
2006	329.5	146.4
2007	315.3	132.9
2008	290.5	110.3
2009	196.4	97.9
2010 and thereafter	299.4	473.3
Total minimum future capital lease payments	1,777.7	1,131.3
Less amounts representing interest		193.5
Present value of net minimum future capital lease payments		937.8

Back to Contents

Litigation (other than those accounted for)

The Group is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known by the Group and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Group’s financial position or results of operations.

Commitments received

(€ millions)	2004	2003
Commitments received	1 031,3	1,215.0
Debt guarantees	101.8	154.9
Warranty obligations given	30.2	2.4
Other engagements received *	899.3	1,057.7

* Including €760.5 million on behalf of EDF's electric contracts commitments.

Note 22.

Tax reviews

In the normal course of their business, the Group’s subsidiaries are subjected to regular tax reviews in France and abroad.

In 2004, most of the tax reviews carried out in the French companies of the four divisions were finalized. Significant claims were resolved in the Group’s favor. Reviews leading to additional tax expenses were adequately provided for.

The Group operates in 80 countries outside France and is regularly reviewed. Tax reviews are presently in progress in Germany and in the United States of America, two significant markets for the Group. For entities involved in claims in 2004, the tax review is monitored by local tax advisors. In some cases, claims may be adequately provided for and based on best knowledge of the Group.

Note 23.

Segment information

In accordance with the provisions of SFAS 131, the Group has identified four reportable segments: Water, Waste Management, Energy Services and Transportation. These segments constitute the basis on which management evaluates investments and results.

The Water segment integrates water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household and trade and industrial waste.

The Energy Services segment includes energy optimization and related services.

The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

Revenue From External Customers

(€ millions)	For the year ended at December 31,
	2004	2003 Proforma	2003	2002
Water	9,804.8	9,585.1	11,339.8	13,293.7
Waste management	6,220.0	5,909.3	5,971.5	6,138.8
Energy services	5,035.0	4,654.0	4,654.0	4,570.9
Transportation	3,613.0	3,673.1	3,673.1	3,422.2
FCC	-	-	2,964.6	2,653.1
Total	24,673.3	23,821.5	28,603.0	30,078.7

Back to Contents

Revenue Between Segments

(€ millions)	For the year ended at December 31,
	2004	2003	2002
Water	6.4	5.5	9.0
Waste management	37.5	49.0	42.1
Energy services	27.3	17.4	13.5
Transportation	5.0	5.3	4.4
FCC	-	0.2	0.5
Other	-	-	-
Total	76.2	77.4	69.5

Amortization Expense

(€ millions)	For the year ended at December 31,
	2004	2003	2002
Water	505.0	602.9	573.2
Waste management	522.2	510.2	564.3
Energy services	233.6	231.0	230.7
Transportation	278.5	206.4	189.7
FCC/Proactiva	5.8	155.3	126.8
Other	17.9	18.7	14.6
Total	1,563.0	1,724.5	1,699.3

EBIT

(€ millions)	For the year ended at December 31,
	2004	2003 Proforma	2003	2002
Water	830.6	743.2	783.9	1,024.3
Waste management	456.6	382.5	380.0	385.2
Energy services	295.8	274.4	274.4	244.0
Transportation	103.3	92.6	92.6	115.6
FCC	-	-	275.3	250.3
Other	(69.4)	(55.3)	(55.3)	(48.1)
Total	1,616.9	1,437.4	1,750.9	1,971.3

Total Assets

(€ millions)	At December 31,
	2004	2003	2002
Water	7,512.3	11,257.4	16,095.1
Waste management	4,762.2	4,826.5	5,280.0
Energy services	5,169.0	4,863.1	4,950.7
Transportation	2,632.1	2,695.1	2,631.3
FCC/Proactiva	19.8	3,305.6	3,191.8
Other	16,169.2	11,972.7	9,869.5
Total	36,264.6	38,920.4	42,018.4

Back to Contents

Expenditures for Long Lived Assets

(€ millions)	For the year ended at December 31,
	2004	2003	2002
Water	1,003.5	1,015.4	1,086.3
Waste management	720.4	691.2	739.5
Energy services	305.3	322.1	342.2
Transportation	163.1	184.3	154.7
FCC/Proactiva	109.9	239.2	278.9
Other	12.8	3.6	1.8
Total expenditures	2,315.0	2,455.8	2,603.4

Long-term Assets

(€ millions)	At December 31,
	2004	2003	2002
Water	10,427.9	11,079.0	13,945.4
Waste management	4,926.3	4,884.4	5,245.4
Energy services	2,801.0	2,781.4	2,867.5
Transportation	2,014.7	2,132.3	1,967.5
FCC/Proactiva	81.4	1,534.3	2,130.4
Other	204.4	809.4	411.8
Total long-term assets	20,455.7	23,220.8	26,568.0

Equity Method Investments

	At December 31,
(€ millions)	2004		2003		2002
	Investment	Share in net earnings	Investment	Share in net earnings	Investment	Share in net earnings
Water	126.9	5.8	122.4	5.7	140.9	11.8
Waste management	62.5	9.1	57.1	6.5	57.1	6.5
Energy services	10.2	4.0	10.6	1.5	9.9	(0.4)
Transportation	4.9	(1.5)	2.4	(5.8)	5.7	(2.1)
FCC	-	-	217.8	30.7	205.2	19.6
Other	20.7	5.0	35.4	5.8	29.2	3.6
Total	225.2	22.4	445.7	44.4	448.0	39.0

Back to Contents

Geographical Breakdown of Net Sales

(€ millions)	At December 31, 2004
	France	Germany	United Kingdom	Rest of Europe	United States of America	Rest of the world	Total
Water	6,095.5	747.3	410.0	833.5	466.3	1,252.2	9,804.8
Waste management	2,802.4	143.8	747.4	675.2	1,099.5	751.7	6,220.0
Energy services	3,074.7	50.6	338.5	1,487.2	-	84.5	5,035.5
Transportation	1,466.5	363.6	37.4	1,197.1	263.7	284.7	3,613.0
FCC	-	-	-	-	-	-	-
Total	13,439.1	1,305.3	1,533.3	4,193.0	1,829.5	2,373.1	24,673.3

(€ millions)	At December 31, 2003
	France	Germany	United Kingdom	Rest of Europe	United States of America	Rest of the world	Total
Water	6,115.7	708.0	453.5	900.2	1,892.5	1,269.9	11,339.8
Waste management	2,648.1	143.9	680.2	633.4	1,130.5	735.4	5,971.5
Energy services	2,912.6	52.8	293.8	1,323.4	-	71.4	4,654.0
Transportation	1,346.2	288.4	571.1	1,134.8	186.6	146.0	3,673.1
FCC	6.7	4.4	33.1	2,803.0	96.8	20.6	2,964.6
Total	13,029.3	1,197.5	2,031.7	6,794.8	3,306.4	2,243.3	28,603.0

(€ millions)	At December 31, 2002
	France	Germany	United Kingdom	Rest of Europe	United States of America	Rest of the world	Total
Water	6,201.2	828.1	654.9	841.5	3,378.7	1,389.3	13,293.7
Waste management	2,543.4	165.6	708.5	628.9	1,306.0	786.4	6,138.8
Energy services	2,972.8	64.0	302.4	1,162.8	0.4	68.5	4,570.9
Transportation	1,268.0	255.9	661.1	1,010.5	83.5	143.2	3,422.2
FCC	10.4	4.5	33.8	2,483.4	102.0	19.0	2,653.1
Total	12,995.8	1,318.1	2,360.7	6,127.1	4,870.6	2,406.4	30,078.7

Geographical Breakdown of Long Lived Assets

(€ millions)
As of December 31,	France	Germany	United Kingdom	Rest of Europe	United States of America	Rest of the world	Total
2004	7,226.4	4,166.9	2,234.7	2,878.4	1,839,8	2,109.5	20,455.7
2003	7,442.9	3,792.0	2,113.6	4,594.9	3,297.2	1,980.2	23,220.8
2002	7,304.6	3,824.0	2,136.2	4,628.1	6,568.3	2,106.6	26,568.0

Back to Contents

Note 24.

Related party transactions

The main transactions with related parties (principally Vivendi Universal, its subsidiaries and some minority shareholders in Veolia Environnement subsidiaries) and amounts receivable from and payable to them were as follows (in millions of euro):

	At December 31,
	2004	2003	2002
Call option/shares of Veolia Environnement	-	7.6	7.6
Treasury shares purchased from Vivendi Universal	194.8	-	73.9
Vivendi Universal / Veolia Environnement swap cancelled	-	-	75.8
Receivables
Trade accounts (1)	33.2	53.4	37.6
Loans (2)	-	5.8	54.6
Payables
Vinci convertible bonds	-	-	120.0
Trade accounts	-	6.9	19.6
Loans	-	-	1.3

	At December 31,
	2004	2003	2002
Sales	-	9.9	10.8
Operating income (expense)	-	25.8	17.0
Interest expense	-	(1.1)	(58.8)
Interest income	-	0.8	58.5

(1)

Includes € 33.2 million payable by Vivendi Universal associated with the maintenance or replacement of equipment. (see guarantees).

(2)

 Includes € 4.4 million relating to receivables in connection with Water contracts transferred.

Veolia Environnement shares held by Vivendi Universal

Veolia Environnement acquired 3,624,844 Veolia Environnement shares from Vivendi Universal at the end of 2002. For each share, Vivendi Universal issued a call option allowing Veolia Environnement to acquire 3,624,844 Veolia Environnement shares by 23 December 2004 for a unit share price of €26.5. The purchase price of the calls amounted to €7.6 million (€2.1 per share). At the end of 2004, Veolia Environnement acquired 8,128,440 Veolia Environnement shares from Vivendi Universal for €194.8 million. The purchase price of treasury shares amounts to €73.9 million (€20.4 per share). The call options are accounted for as a reduction of the Group shareholder’s equity. The treasury shares are booked under “Cash, cash equivalents and marketable securities”, the purpose of the shares being to cover employee stock purchase plans.

At the end of 2004, Vivendi Universal owned 5.3% of the capital of Veolia Environnement.

Financial agreements between Vivendi Universal and Veolia Environnement

Following different refinancing operations and in order to take advantage of low interest rates, the notional interest rate swap with Vivendi Universal was reduced in 2001, then cancelled in 2002.

Veolia Environnement paid Vivendi Universal €75.8 million in 2002, related to the fair value of the swap that had been cancelled. The payment was expensed over the life of the swap.

Back to Contents

Agreement between Vivendi Universal and Veolia Environnement

In order to finalize the separation of Veolia Environnement from Vivendi Universal, Veolia Environnement and Vivendi Universal reached an agreement on December 20, 2002.

Counter-Guarantee Agreement

Vivendi Universal and Veolia Environnement agreed that Vivendi Universal would be replaced by Veolia Environnement for some guarantees given to Veolia Environnement by Vivendi Universal. The maximum amount of the commitments not yet transferred equaled approximately €110.5 million at the end of 2004.

Guarantees

In connection with the formation of the Group and Vivendi Universal’s contribution or sale to the Group of its interests in its water and energy services, the Group has replaced Vivendi Universal as managing partner (associé commandité) of substantially all Vivendi Universal’s historic water and energy services subsidiaries. As managing partner of these subsidiaries, the Group has agreed, or will agree, to reimburse these subsidiaries for expenses related to the maintenance and replacement of equipment.

Under the guarantee agreement dated June 2000 and modified on 20 December 2002, Vivendi Universal will pay us for any loss that we suffer as a result of our undertaking to reimburse the subsidiaries for expenses associated with maintenance or replacement of equipment.

On 21 December 2004, Vivendi Universal delegated its obligations under the guarantee agreement to Société Générale in respect of the 2004 fiscal year and onward, which the Group accepted.  At the time of such delegation, the parties took note of the guarantee limits already in place, and set forth the maximum amounts that the Group could seek from Société Générale under the guarantee agreement in respect of the 2004 fiscal year and subsequent fiscal years.  In 2004 value, the total maximum amount guaranteed by Société Générale was €207.26 million. The Group may draw on this guarantee annually in an amount of up to €34.66 million per year (which amount shall increase by 4.5% annually). The last fiscal year in respect of which the Group may claim reimbursement under the guarantee agreement is 2011.

Vinci bonds

The Group indirectly took part in the issuance of Vivendi Universal bonds convertible into Vinci shares or repayable in cash in March 2001. Vivendi Universal lent the Group €120 million against 1,552,305 shares of Vinci held by the Group through Dalkia France. On 30 September 2003, Veolia Environnement reimbursed the loan in advance for an amount of €128.8 million.

FCC agreement

The sale of FCC has terminated the shareholders’ agreement of October 6, 1998 between the Company and its partner as well as the put option of Ms. Esther Koplowitz regarding her 51% interest in the holding company B 1998 SL.

Back to Contents

Note 25.

Income statement

Employees and personnel charges

Personnel charges including profit sharing amounted to €7,4 billion in 2004 compared with €8.6 billion in 2003 and €8.7 billion in 2002.

(€ millions)	For the year ended at December 31,
	2004	2003	2002
Personnel costs	7,372	8,519	8,654
Profit sharing	52	50	39
	7,424	8,569	8,693

Weighted-average number of employees

By category	For the year ended at December 31,
	2004	2003	2002
Executives	25,350	31,245	34,393
Employees	210,171	225,773	222,784
	235,521	257,018	257,177

By segment	For the year ended at December 31,
	2004	2003	2002
Water	58,801	65,669	74,223
Waste management	66,923	67,418	65,007
Energy	36,767	35,101	34,075
Transportation	54,726	51,437	48,389
Proactiva	3,755	8,851	9,876
FCC	14,148	28,295	25,408
Other	401	247	199
	235,521	257,018	257,177

By method of consolidation	For the year ended at December 31,
		2003	2002
Full consolidation	191,579	207,561	206,359
Proportionate consolidation	43,942	49,457	50,818
	235,521	257,018	257,177

Research and development costs

Research and development costs amounted to €62.7 million, €95.3 million and €92.5 million for 2004, 2003 and 2002 respectively.

The decrease in 2004 results from disposals occurred in 2004.

Back to Contents

Depreciation and Amortization

(€ millions)		At December 31, 2004
	Notes	Additions	Utilization/ Reversal	Net

In the statement of cash-flows

Amortization
Goodwill	3	(203.3)	-	(203.3)
Tangible assets	5	(1,377.9)	8.8	(1,369.1)
Intangible assets	4	(265.1)	0.5	(264.6)
Depreciation of financial assets
Investments accounted for using the cost method	7	(17.5)	16.6	(0.9)
Long term loans	8	(0.8)	6.5	5.7
Other financial assets	8	(84.0)	0.5	(83.5)
Short term loans	10	(4.4)	6.5	2.1
Cash, cash equivalent and other marketable securities	11	(8.1)	11.5	3.4
Other portfolio investments		(2.3)	-	(2.3)
Reserves and allowances (1)	15	(826.7)	784.5	(42.2)
Valuation allowances on differed taxes	17	(82.6)	50.9	(31.7)
				(1,986.4)
Renewal expenses (2)				(321.6)
				(2,308.0)
Valuation allowance on current assets

Inventories and work in progress	9	(11.7)	8.2	(3.5)
Trade accounts receivables	9	(128.5)	121.8	(6.7)
Other accounts receivables		(22.5)	12.8	(9.7)
				(19.9)

(1)

Operational, financial and others.

(2)

All renewal costs for publicly-owned utility networks are considered in the cash flow statement as investments, whether the utility network was originally financed by the concessionary or not. In addition, in the passage from net income (loss) to net cash provided by operating activities, all renewal costs are eliminated under adjustments for depreciation and amortization.

Back to Contents

Amortization and depreciation of goodwill and intangible assets with indefinite life

Details are as follows:

(€ millions)	For the year ended at December 31,
	2004		2003		2002
Goodwill amortization	(146.9)		(209.6)		(250.2)
Impairment of goodwill	(106.4)	*	(2,214.9)	**	(77.0)	***
Total	(253.3)		(2,424.5)		(327.2)

*Including €(70,0) million of Scandinavia market shares in Transportation.

** Including €(2,091.3) million of US Filter goodwill impairment.

*** Including €(40.0) million of Latin America goodwill impairment.

Amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives decreased from €(2,424.5) million in 2003 to €(253.3) million in 2004. Amortization and depreciation charges in 2004 broke down as follows:

▪

€(146.9) million in recurring amortization expense, compared to €(209.6) million in 2003, and

▪

€(106.4) million in non-recurring amortization expense, compared to €(2,214.9) million in 2003.

Recurring amortization expense decreased in 2004, due primarily to the write-off as of June 30, 2003 of goodwill relating to USFilter, and the allocation of goodwill amortization relating to FCC to a separate line item of the income statement for discontinued operations.

Non-recurring amortization charges in 2004 consisted primarily of a write-off of €(70.0) million of market share for the transportation division related to the Scandinavian operations. Other non-recurring amortization charges (amounting to €(36.4) million) involved the waste management (€(19.0) million) and energy services (€(14.9) million) divisions, in light of the market environment in 2004 and future prospects in these markets.

In 2003, amortization and depreciation charges relating to goodwill and intangible assets with indefinite lives amounted to €2,424.5 million, principally due to a write-off in the first half of 2003 of €2,091.3 million of goodwill recorded in connection with the acquisition of USFilter and several trademarks held by USFilter (which are recorded as intangible assets with an indefinite life). The write-off related to the reorganization of the U.S. water activities and the contemplated divestment of several of these activities. In addition, in light of the market environment in 2003 and our prospects for our markets, in 2003 we wrote-off goodwill amounting in the aggregate to €123.6 million, of which €36.0 million was recorded in several engineering subsidiaries of our water division, €21.6 million in our German waste management operations and €18.8 million in our energy services activities. This €123.6 million write-off of goodwill also included a charge of €9.7 million in the transportation division due to the termination of the Connex South Eastern license, and charges of €24.2 million relating to FCC, notably with respect to its cement activities in the U.S.

Financial income and expenses

Net financial income for 2004, 2003 and 2002 amounts to a loss of €(635.0) million, €(749.9) million and €(648.1) million, respectively.

It includes interest expenses, foreign exchange income and provisions.

(€ millions)	For the year ended at December 31,
	2004	2003	2002
Interest expense	(602.1)	(623.7)	(680.9)
Other financial income (expense)	12.9	7.9	142.2
Provisions	(45.8)	(134.1)	(109.4)
Financial income (expense)	(635.0)	(749.9)	(648.1)

Back to Contents

Veolia Environnement incurred net financial expense of €(635.0) million in 2004, compared to net financial expense of €(749.9) million in 2003. The decrease in net financial expense was partially due to a continued decline in financing costs, from €(623.7) million in 2003 to €(602.1) million in 2004. It was also due to a reduction in net accruals of reserves, which fell from €(134.1) million in 2003 to €(45.8) million in 2004.

The decrease in financing costs is principally attributable to a reduction in outstanding indebtedness, which offset an increase in the average cost of debt from 4.31% in 2003 to 4.63% in 2004. The increase in the average cost of debt results from an extension in the maturity of debt, the implementation of fixed-rate hedges in 2004 and the investment of proceeds resulting from asset sales into short-term money market instruments (to be used for the redemption of VE’s outstanding OCEANEs on January 3, 2005).

Excluding the impact of financing costs, Veolia Environnement recorded net financial expense of €32.9 million in 2004, compared to net financial expense of €(126.2) million in 2003.  The principal components of financial income and expense in 2004 were the following:

▪

a one-time capital gain of €44.4 million from the sale of shares of Vinci, as well as a one-time capital gain of €7.8 million from the sale of shares of Rome Vendôme (compared to a capital gain of €30.5 million in 2003 from the sale of shares of Vinci),

▪

a non-recurring write-back of reserves of €3.6 million relating to shares of Veolia Environnement held as treasury stock (compared to net accrual of reserves of €(61.1) million in 2003, including a €(69.8) million reserve accrued in connection with several financial credits held by USFilter),

▪

the amortization of €(34.7) million in redemption premium (stable compared to €34.1 million in 2003), a substantial part of which corresponds to redemption premium on Veolia Environnement’s convertible bonds, or OCEANEs (€30.2 million),

▪

the amortization of €(18.8) million in borrowing costs, a slight increase compared to 2003 (€(14.0) million),

▪

commissions paid to financial institutions amounting to €(9.6) million (compared to €(13.0) million in 2003), and

▪

a net foreign exchange loss of €(19.9) million (compared to €(7.8) million in 2003).

Other income (expenses)

(€ millions)	For the year ended at December 31,
	2004	2003	2002
Capital gains and losses	(47.7)	22.0	(31.4)
Losses, reserves and impairment of assets	2.8	(86.6)	(30.4)
Other	(12.4)	2.2	2.1
	(57.3)	(62.4)	(59.7)

Non-recurring income and charges are recorded as “other income (expense)”.  Non-recurring income and charges are defined as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of Veolia Environnement’s operations, including capital gains and losses recorded in connection with the sale of Veolia Environnement’s subsidiaries and assets.  Veolia Environnement recorded net other expense of €(57.3) million in 2004, compared to €(62.4) million in 2003.

Net other expense in 2004 principally resulted from:

▪

a €(55.2) million capital loss recorded in connection with the sale by Berlin Water of telecommunications operator Berlikomm,

▪

a €(13.8) million settlement paid to resolve a dispute relating to a failed acquisition in Italy,

▪

other insignificant charges.

Net other expense in 2003 resulted from the €(65.0) million in capital losses recorded in connection with the sale of several of USFilter’s activities (including the impact of fluctuations in exchange rates on the sales proceeds) and reserves accrued in respect of USFilter activities in the process of being sold, a €(28.3) million reserve accrued in respect of companies in the United Kingdom to be sold following Connex’s strategic decision to withdraw from the U.K. transportation market, and a €(21.6) million reserve accrued by FCC in respect of the sale of Grubar Hotels.  These capital losses and reserves more than offset net capital gains of €52.5 million from various divestments in 2003.  These net capital gains resulted primarily from a €30.8 million gain on the sale of Veolia Environnement’s interest in Wyuna and a €40.8 million gain on the sale by FCC of Compañía de Energía Hydroeléctrica de Navarra, which more than offset several insignificant capital losses on other sales in 2003.

Back to Contents

Income from discontinued activities

(in € million)	Water United States	FCC	Total

Net income / discontinued activities	0.2	36.0	36.2
Capital gains and losses	(47.2)	36.1	(11.1)
Taxes	(201.7)	(31.2)	(232.9)
Income/(loss) from discontinued activities	(248.7)	40.9	(207.8)

Income (loss) related to USFilter (€0.2 million) was heavily impacted by the tax consequences of the U.S. asset sale, asset included:

▪

A capital loss on USFilter assets mainly due to the price adjustment negotiated with buyers.

▪

A €63.5 million tax charge relating to its use of deferred tax assets in connection with the sale. Thanks to the sale structure, this charge is considerably lower than the charge in excess of €200 million anticipated in Veolia Environnement’s 2003 20F.

▪

Moreover, as a result of tax regulation in France, currency gains and losses on loans and debts are taxed without taking into account the effects of currency fluctuations on equity. Consequently, a French tax charge of approximately €138 million was imposed on the sale of U.S. assets.  In previous fiscal years, this tax charge has been deducted directly from a currency transaction adjustments reserve in accordance with consolidation rules relating to net foreign investments. This €138 million tax charge therefore has no impact on shareholders’ equity, as indicated in Veolia Environnement’s semi-annual report of June 30, 2004.

Regarding FCC, it contributed to net income for a 9-month period. The sale of FCC yielded a consolidated capital gain of €36 million. Further, Veolia Environnement paid €31.2 million to Spanish tax authorities during 2004 relating to the sale of FCC, in accordance with a tax treaty between France and Spain.

The net income from U.S. businesses sold (USFilter) included the effect of restructurings related to the sale of these assets.

The main indicators on the profit and loss accounts of the discontinued operations are the following:

(in millions of €)	Water United States	FCC	Total

Revenues	878.3	1,488.7	2,367.0
EBIT	26.0	131.6	157.6
Operating income	25.2	111.6	136.8
Financial income (expense), Net	(5.0)	(4.3)	(9.3)
Other income (expense)	-	(19.2)	(19.2)
Income tax expense	(7.9)	(37.4)	(45.3)
Share in net earning of companies accounted for by the equity method	(12.1)	29.5	17.4
Minority interests	-	(44.2)	(44.2)
Consolidated net income (loss)	0.2	36.0	36.2

Back to Contents

2004 Bank ratio	2004	Reference
"EBITDA" bank definition
EBIT	1,616.9	Income statement
+ Operational amortization	1,563.0	Note 23 Depreciation and amortization
+ Operational valuation allowance on long term assets	-	idem
+ Profit sharing	52.0	Note 25 Employees and personnel charges
(a) "EBITDA" bank definition	3,231.9
"Net interest expenses" bank definition
Interest expenses	602.1	Note 25 Financial income and expenses
Other financial incomes (expenses)	(12.9)	idem
(b) Net interest expenses bank definition	589.2
Debt
long-term financial debt	10,801.4	Balance sheet
short-term financial debt	5,120.2	Balance sheet
Total gross debt	15,921.6
Short-term financial loans	394.7	Balance sheet
Long-term financial loans	417.2	Note 8: Other financial asset
Marketable securities	1,678.1	Balance sheet
Cash and cash equivalent	3,635.1	Balance sheet
Total financial assets	6,125.1
(c) Total net financial debt	9,796.5

(d) Interest coverage ratio = (a) / (b)	5.5	5.7 for 2003
(e) Debt payout ratio = (c) / (a)	3.0	3.3 for 2003

Back to Contents

Note 26.

Investments accounted for using the proportionate consolidation method

Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows (in millions of euro):

	At December 31,
Balance sheet data	2004	2003	2002
Non-current assets	7,532.6	8,813.3	9,185.5
Current assets	2,927.5	5,004.0	4,655.0
Total assets	10,460.1	13,817.3	13,840.5
Shareholders’ equity	4,295.7	5,507.8	5,435.4
Minority interests	(15.4)	11.4	5.0
Financial debt	2,711.8	2,920.1	3,093.2
Reserves and other liabilities	3,468.0	5,378.0	5,306.9
Total liabilities and shareholders' equity	10,460.1	13,817.3	13,840.5

	2004	2003	2002
Income statement data
Net sales	4,945.7	5,796.2	5,569.8
Operating income	496.2	514.1	464.3
Net income*	70.6	103.4	204.3

Cash flow data
Operating cash flow	592.0	927.9	590.9
Investing cash flow	(707.8)	(494.3)	(849.6)
Financing cash flow	263.2	(254.3)	145.0

* Contribution of the companies to Group share net income.

In 2004, FCC exited the consolidation scope on June 30, 2004 and Proactiva was accounted for using the proportionate consolidation method.

The Berlin Water contract is 50% consolidated and generated revenues of €573 million, an operating profit of €188 million in 2002. Total balance sheet is €4.3 billion. Financial indebtedness is €1.7 billion of which €1.1 billion was generated by the operating companies and €600 million guaranteed or funded by Veolia Environnement and RWE. The economic interest of Veolia Environnement is 25%.

Back to Contents

Note 27.

Listing of main companies included in consolidated financial statements in 2004

In 2004, the Group consolidated or accounted for a total of 1,986 companies, of which the principal are:

Group and Address

Consolidation

% holding

Veolia Environnement SA

36-38, avenue Kléber – 75116 Paris

Full

100.00

Sense SAS

rue Annette Bloch – 25200 Montbéliard

Prop

33.83

WATER

Veolia Water

52, rue d’Anjou – 75008 Paris

Full

100.00

Générale des Eaux and its subsidiaries

52, rue d’Anjou – 75008 Paris

Full

100.00

Of which in France :

Compagnie des Eaux et de l’Ozone

52, rue d’Anjou – 75008 Paris

Full

99.99

Compagnie des Eaux de Paris

7, rue Troson-du-Coudray – 75008 Paris

Full

99.99

Société Française de Distribution d’Eau

7, rue Troson-du-Coudray – 75008 Paris

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

98.60

Back to Contents

Group and Address

Consolidation

% holding

Veolia Water Systems (previously OTV)

l’Aquarène – 1, place Montgolfier – 94417 St Maurice Cedex

Full

100.00

Sainte-Lizaigne SA

52, rue d'Anjou – 75008 Paris

Full

99.75

Prague Water CGE AW

52, rue d'Anjou – 75008 Paris

Full

99.76

Of which outside France :

Veolia Water UK Plc and its subsidiaries

37-41 Old Queen Street, London SW1H 9JA (United Kingdom)

Full

100.00

Veolia Water North America

14950 Heathrow Forest Parkway – Suite 200
Houston TX77032 Texas (United States)

Full

100.00

Berliner Wasser Betriebe

Neue Jüdenstrasse 1 – D10179 Berlin Mitte (Germany)

Prop

24.95

Servitec KFT (Veolia Water Hungary)

Lovas UT 131b – 1012 Budapest (Hungary)

Full

100.00

OEWA Wasser und Abwasser

Walter Köhn Strasse 1 – 04358 LeipzFull (Germany)

Full

100.00

Southern Water Investments Limited

Southern House Yeomen Road Worthing – West Sussex BN13 3 NX

(United-Kingdom)

ME

19.90

Veolia Water Shenzhen

n°1019 Shennan Zhong Road – Shenzhen 518031 (China)

Prop

25.00

ENERGY

Dalkia – Saint-André

37, avenue du Mal de Lattre de Tassigny – 59350 St André les Lille

Full

66.00

Dalkia France

37, avenue du Mal de Lattre de Tassigny – 59350 St André les Lille

Full

65.94

Cogestar – Saint André

37, avenue du Mal de Lattre de Tassigny – 59350 St André les Lille

Full

65.86

Cogestar 2 – Saint André

33, place Ronde Quartier Valmy – 92800 Puteaux

Full

65.91

Crystal S.A. – Saint André

37, avenue du Mal de Lattre de Tassigny – 59350 St André les Lille

Full

65.94

Back to Contents

Group and Address

Consolidation

% holding

Citelum

37, rue de Lyon – 75012 Paris

Full

65.94

Dalkia Morava AS

28 Rijna 152 – 70974 Ostrava (Czech Republic)

Prop

49.20

Dalkia PLC and its subsidiaries

Elizabeth House – 56-60 London Road – Staines TW18 4BQ

(United Kingdom)

Prop

50.02

Clemessy and its subsidiaries

18, rue de Thann – 68200 Mulhouse

Full

65.68

Siram, SPA and its subsidiaries

Via Bisceglie, 95 – 20152 Milano (Italy)

Prop

50.02

ZTO (Dalkia Ostrava)

Pivovarska, 84/1 PSC – Ostrava (Czech Republic)

Prop

46.74

Dalkia Poznan

UL Gdynska 54 – 60-960 Poznan (Poland)

Prop

21.92

WASTE MANAGEMENT

ONYX

Parc des Fontaines – 163 / 169, avenue Georges Clémenceau

92000 Nanterre

Full

100.00

Société d’Assainissement Rationnel et de Pompage and its subsidiaries (S.A.R.P.)

162/16 Energy Park IV – 162/166, boulevard de Verdun

92413 Courbevoie Cedex

Full

99.52

SARP – Industries and its subsidiaries

427, route du Hazay – Zone Portuaire Limay-Porcheville-78520 Limay

Full

99.81

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

Full

100.00

Collex Waste Management Pty Ltd

280 Georges Street – Level 12 – P.O. Box H126 Australia Square - NSW 1215

Sydney (Australia)

Full

100.00

Marius Pedersen – Danemark

rbaekvej 49 5863 Ferritslev (Denmark)

Full

65.00

Back to Contents

Group and Address

Consolidation

% holding

TRANSPORTATION

CONNEX

Parc des Fontaines – 163 / 169, avenue Georges Clémenceau

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

Full

100.00

C.F.T.I. (Compagnie Française de Transport Interurbain)

Parc des Fontaines – 163 / 169, avenue Georges Clémenceau

92000 Nanterre

Full

99.53

C.G.F.T.E. (Compagnie Générale Française de Transports et d'Entreprises)

Parc des Fontaines – 163 / 169, avenue Georges Clémenceau

92000 Nanterre

Full

100.00

Connex GVI Inc

720 rue Trotter – St-Jean-sur-Richelieu, QC, J3B 8T2 (Canada)

Full

100.00

PROACTIVA

216 Paso de la Castellana – 28046 Madrid (Spain)

Prop

50.00

Full: Full consolidation

Prop: Proportionate consolidation

ME: Equity method

Back to Contents

Note 28.

Supplemental disclosures

The following information has been prepared to present supplemental disclosures required under U.S. GAAP and SEC regulations applicable to the Group.

Note 28A.

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

Income taxes

Under French GAAP, the Group does not recognize deferred tax assets on net operating loss carryforwards or on temporary differences when it's not more likely than not that the recovery of the related deferred tax asset will not be realized.

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

Under French GAAP, Veolia Environnement has elected to discount deferred taxes when the company has a reliable reversal plan for temporary differences.

Under US GAAP, deferred taxes are not discounted.

Goodwill

Under French GAAP, goodwill should be amortized over its estimated useful life, which is generally 20 to 40 years. Moreover, an impairment test should be performed at cash-generating unit level if there is an indication that the recoverable amount may be lower than the carrying amount. An asset's cash-generating unit is the smallest group of assets that includes the asset and that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

Under US GAAP, goodwill is no longer amortized since January 1, 2002. An impairment test should be performed once a year at least at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment.

Back to Contents

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

According to SFAS 141, market shares have been reclassified in goodwill as of January 1, 2002. They were previously amortized over their useful lives, up to 40 years.

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

Tangible assets

As mentioned in Note 2, the Group has changed its amortization plan for some previously recorded assets (from the double-declining-balance method to the straight-line method).

Under French GAAP, it is considered as a change of estimate, which is accounted for prospectively.

Under US GAAP, it is considered as a change of accounting principles, which is accounted for retrospectively. The cumulative effect of the change on the amount of retained earnings at the beginning of the period in which the change is made is included in net income of the period of the change.

Back to Contents

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

For 2002, the Group applies the same criteria for recognition of restructuring reserves under French GAAP as those applicable under U.S. GAAP. Reconciling adjustments were made to certain restructuring reserves because the probability criteria under SFAS 5 had not been met or the criteria for severance ratification and employee identification under EITF 94-3 had not been completed at the time the reserves were established under French GAAP.

For 2003 and 2004, under US GAAP, SFAS 146 stated that restructuring costs should be accrued only when the company have a legal or contractual obligation. For operating lease relative to unused assets, the reserve should be reduced of rental that could be received, even if the asset will not be sub-leased. If employees are required to render service until they are terminated beyond the minimum retention period, the liability shall be recognized ratably over the future service period.

Assets retirement obligations

Under French GAAP, assets retirement obligations are measured at current cost, without effect of inflation and discounting.

Under US GAAP and according to SFAS 143, these obligations are measured at the present value, including the effect of inflation and discounting.

Back to Contents

Securitization and discounting of receivables

The Group has entered into various securitizations agreements, various discounting of receivables and sales of future receivables as described in Note 9 and Note 14.

In French GAAP, until 2003, receivables sold to a SPE (“Special Purpose Entity”) under the securitization agreement signed in June 2002 (see note 9) were derecognized immediately, as the SPE was not consolidated. As of January 1, 2004, according to Article 133 of the "Loi de Sécurité Financière" of August 1, 2003, Veolia Environnement consolidate the SPE (see note 2 Change in accounting principles), therefore the receivables are not derecognized.

This securitization agreement does not comply with all the requirements of SFAS 140 which notably states that the Originator and its affiliates cannot be entitled and obligated to repurchase or redeem the receivables, or have the ability to unilaterally cause the return of specific receivables, other than through exercise of a clean-up call. The call option held by the Group allows the repurchase of the receivables irrespective of any default payments. Consequently, receivables sold under the securitization program are not derecognized under U.S. GAAP. There is no more differences between U.S. GAAP and French GAAP.

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

Back to Contents

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

According to SFAS 133, derivative financial instruments (including those embedded in other contracts) should be recorded on the balance sheet at their fair value. Changes to fair value are recorded depending on whether the derivative instrument is classified as a fair value hedge, a hedge of a foreign currency risk of net investments in foreign operations or subsidiaries or a cash-flow hedge, or is regarded as not being a hedging instrument under SFAS 133.

The variations of fair value hedges are recorded in financial income (expenses). The effect on income is matched by the reevaluation of the hedged asset, debt or firm commitment which is also recorded in financial income (expenses).

The variations of hedge of a foreign currency risk of net investments in foreign operations or subsidiaries are recorded under cumulative translation adjustment.

The variations of cash-flow hedges are recorded under other comprehensive income. They are recorded in income depending on the realization of the underlying cash-flow.

The qualification of the hedge, results from the initial intention of the issuer of the financial instrument as a means of hedging an asset, debt, firm commitment or future cash-flow. The effectiveness of the hedging instrument should be periodically tested to show the correlation between the changes in the hedging instrument and the hedged item. The ineffective part of the hedging instrument is systematically recorded to financial income (expenses).

The derivative instruments used by Veolia Environnement as part of its risk management, but which do not constitute hedging instruments under SFAS 133 are recorded at their fair value, with changes to their value included in net income of the year.

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

Stock Based Compensation

Vivendi Universal has adopted stock option incentive plans that grant options on its common shares to certain officers and employees, including those of the Group. Vivendi Universal also maintains employee stock purchase plans that allow substantially all full-time employees of the Group and its subsidiaries to purchase shares of Vivendi Universal.

According to the agreement signed on December 20, 2002 between Vivendi Universal and Veolia Environnement, Vivendi Universal assumes the responsibility for these plans until their maturity.

In addition, Veolia Environnement has implemented stock options plan attributed to a limited number of employees.

Under French GAAP, common shares issued upon the exercise of options granted to employees and officers are recorded as an increase to share capital at the cumulative exercise price. In case of Veolia Environnement shares sold to employees through qualified employee stock purchase plans, they are reclassified from marketable securities to share capital and the difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, the Group has not recorded compensation expense on stock-based plans with a discounted exercise price of up to 20% off the fair value of the common shares at the date of grant.

Back to Contents

Under U.S. GAAP, Veolia Environnement applies APB opinion No. 25. This statement defines plans that grant or sale of common shares to employees as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, APB Opinion No. 25 requires that the compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans compensation is the difference between the exercise price of the stock option and the market value of the corresponding shares at the grant date. For compensatory stock option plans, compensation is recognized in the period for which the relative service is performed. These reconciling items are further described in Note 28E.

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

Under French GAAP, billings to customers are recognized as revenue and related costs are recognized as costs of sales. The difference between revenue and related costs represents the remuneration to the operator which consists of a fixed fee and incentive payments.

Under US GAAP, only the remuneration to the operator at the fixed fee and incentive payments are recognized as revenue when a service is rendered.

Presentation of the effects of change in accounting method in the income statement in U.S. GAAP format

Under French GAAP, there is no specific presentation regarding the effects of changes in accounting method (changes due to Veolia Environnement decision and/or due to new accounting rules).

Under U.S. GAAP, they are presented on a specific line in the income statement. Net income under U.S. GAAP before effects of changes in accounting method is presented for the years 2004, 2003 and 2002 in Note 28C.

Presentation of discontinued operations in the income statement in U.S. GAAP format

Under French GAAP, Veolia Environnement applied in 2004 the provisions of Article 23100 of CRC Regulation 99-02, which allows companies to report their share in the net income of businesses sold during the year on a separate line item of the income statement (see note 2 Change in accounting principles). Previously, there was no specific presentation in the income statement of the results of operations of a component of an entity that is sold during the year until its sale.

According to SFAS 144, the results of operations of a component of an entity that is classified as held for sale and that meet some conditions shall be reported in discontinued operations as a separate component of the income statement.

Back to Contents

Note 28B.

New accounting standards in the United States effective in 2005 or 2006

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment". SFAS 123 (R) requires all share-based payments to employees to be measured at the fair value of the award. Our company plans to adopt SFAS 123 (R) using the modified-prospective method under which compensation cost is recognized from the effective date on January 1, 2006 in connection with all share-based payments granted, modified or settled after January 1, 2006 as well as for any awards that were not fully vested as of January 1, 2006. The Group is currently assessing the impact of adopting SFAS 123 (R).

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non monetary Assets”, an amendment of APB opinion N°29. SFAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance. SFAS 153 is effective for the period beginning January 1, 2006. The Group is currently assessing  the impact of adopting SFAS 153.

In March 2005, the FASB issued Interpretation No 47 “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS 143”. FIN 47 clarifies the term “conditional asset retirement obligation” as used in SFAS 143 “Accounting  for Asset Retirement Obligations”. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for the year ending December 31, 2005. The Group is currently assessing  the impact of adopting FIN 47.

On June 1, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective on January 1, 2006.

Note 28C.

Reconciliation of shareholders' equity and net income to U.S. GAAP

The following is a summary reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the approximate effects of the application of U.S. GAAP for the period ended December 31, 2004, 2003 and 2002, and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of U.S. GAAP for the period ended December 31, 2004, 2003 and 2002 (in millions of euros).

Back to Contents

	At December 31,
	2004	2003	2002
Shareholders' equity as reported in the consolidated balance sheets	3,563.2	3,574.8	6,329.6
Adjustments to conform to U.S. GAAP:
Goodwill (Gross)	(714.5)	(822.1)	(813.1)
Goodwill accumulated amortization	205.9	12.7	(61.5)
Intangible assets (Gross)	(319.0)	(319.0)	(343.2)
Intangible assets depreciation	(23.1)	(98.6)	(119.8)
Tangible assets accumulated amortization	8.9	26.0	-
Commitments to maintain and repair assets	197.7	195.8	200.2
Payments to local authorities	(180.5)	(176.3)	(171.2)
Asset retirement obligations	64.3	55.6	-
Other reserves	24.3	28.8	44.4
Treasury shares	(272.6)	(90.1)	(92.1)
Other financial instruments	(175.4)	(80.9)	(243.9)
Stock based compensation	(6.5)	1.0	(14.9)
Pension plans	(10.5)	(31.7)	(9.9)
Leases (property, plant & equipment)	(1.6)	(2.9)	(3.0)
Others (1)	53.9	25.5	33.2
Tax effect of above adjustments and reversal of discounting of long term tax (1)	(89.6)	79.5	188.4
U.S. GAAP Shareholders' Equity	2,324.9	2,378.1	4,923.2

(1) Including a reclassification between captions “Others” and “Tax effect of above adjustments” for €58.6 million as of December 31, 2003 and 2002.

	For the year ended at December 31,
	2004	2003	2002
Net income/(loss) as reported in the consolidated statements of income	125.4	(2,054.7)	339.2
Adjustments to conform to U.S. GAAP:
Goodwill (Gross)	-	-	67.7
Goodwill amortization	208.8	90.9	(2,415.2)
Dilution profit or capital gain/loss	21.5	16.9	33.4
Intangible assets (Gross)	-	(1.0)	(10.5)
Intangible assets amortization	48.4	(8.2)	(27.4)
Tangible assets amortization	(17.1)	26.7	-
Commitments to maintain and repair assets	(14.5)	(0.8)	(9.9)
Payments to local authorities	30.0	(4.3)	(1.6)
Reserves for restructuring liabilities	-	-	(53.4)
Asset retirement obligations	8.7	58.8	-
Other reserves	(1.1)	(11.7)	5.2
Treasury shares	(5.2)	2.0	33.6
Other financial instruments	(74.8)	175.1	(8.8)
Stock based compensation	(7.5)	0.9	3.6
Pension plans	5.8	(1.1)	2.1
Leases (property, plant & equipment)	-	(0.1)	(1.8)
Others	28.4	(9.9)	(3.4)
Tax effect of above adjustments and reversal of discounting of long term tax	(142.3)	(106.4)	58.4
U.S. GAAP Net Income/(Loss)	214.5	(1,826.9)	(1,988.8)

Back to Contents

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

	At December 31,
	2004	2003	2002
Net income/(loss) (under U.S. GAAP)	214.5	(1,826.9)	(1,988.8)
Net income before cumulative effect of adoption of SFAS 142	-	-	559.8
Net loss before cumulative effect of adoption of SFAS 143 and change in amortization plan for some tangible assets	-	(1,880.4)	-
Weighted average number of shares
Outstanding-basic	397.3	400.3	364.7
Dilutive effect of:
Shares issuable on exercise of dilutive options	-	-	-
Weighted average number of shares
Outstanding-diluted	397.3	400.3	364.7
Earnings per share:
Basic	0.54	(4.56)	(5.45)
Diluted	0.54	(4.56)	(5.45)
Earnings per share before cumulative effect of adoption of SFAS 142 :
Basic	-	-	1.53
Diluted	-	-	1.53
Earnings per share before cumulative effect of adoption of SFAS 143 and change in amortization plan for some tangible assets:
Basic	-	(4.70)	-
Diluted	-	(4.70)	-

Note 28D.

Comprehensive income

The concept of comprehensive income does not exist under French GAAP. In U.S. GAAP, SFAS 130 “Reporting comprehensive income” and concept statement 6 define comprehensive income. It mainly includes, net of tax impact (in millions of euros):

•

minimum pension liability adjustments (MLA),

•

unrealized gains and losses on investment securities classified as “available for sale” (including Vivendi Universal shares owned by the Group), and on derivatives classified as cash flow hedge,

•

foreign currency translation adjustments.

	Compre-hensive Income	Accumulated foreign translation	Accumulated unrealized gains (losses) on equity securities and hedging instruments	Minimum liability adjustments	Accumulated other comprehensive income
Comprehensive income for the year ended December 31, 2001 (U.S. GAAP)	471.7	1,050.0	(19.5)	2.0	1,032.5
Net loss 2002 (U.S. GAAP)	(1,988.8)
Other comprehensive income 2002, net of tax (U.S. GAAP):	(1,299.0)
Including :
foreign currency translation adjustments	(1,219.7)	(1,219.7)			(1,219.7)
holding losses arising during the period on equity securities	(11.2)		(11.2)		(11.2)
unrealized losses on hedging derivatives	(124.0)		(124.0)		(124.0)
deferred income taxes	46.4		46.4		46.4
MLA	9.5			9.5	9.5
Comprehensive income for the year ended December 31, 2002 (U.S. GAAP)	(3,287.8)	(169.7)	(108.3)	11.5	(266.5)
Net loss 2003 (U.S. GAAP)	(1,826.9)
Other comprehensive income 2003, net of tax (U.S. GAAP):	(526.9)
Including :
foreign currency translation adjustments	(559.9)	(559.9)			(559.9)
holding losses arising during the period on equity securities	(2.8)		(2.8)		(2.8)
unrealized losses on hedging derivatives	77.4		77.4		77.4
deferred income taxes	(20.0)		(26.5)	6.5	(20.0)
MLA	(21.6)			(21.6)	(21.6)
Comprehensive income for the year ended December 31, 2003 (U.S. GAAP)	(2,353.8)	(729.6)	(60.2)	(3.6)	(793.4)
Net income 2004 (U.S. GAAP)	214.5
Other comprehensive income 2004, net of tax (U.S. GAAP):	81.6
Including :
foreign currency translation adjustments	112.5	112.5			112.5
holding gain arising during the period on equity securities	5.8		5.8		5.8
unrealized losses on hedging derivatives	(36.7)		(36.7)		(36.7)
deferred income taxes	(3.0)		(2.1)	(0.9)	(3.0)
MLA	3.0			3.0	3.0
Comprehensive income for the year ended December 31, 2004 (U.S. GAAP)	296.1	(617.1)	(93.2)	(1.5)	(711.8)

Back to Contents

Note 28E.

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

The Group granted on June 23, 2000, 780,000 options on its common shares to certain employees and officers. Under this plan, the number of exercisable options is based on a formula that measures the performance of Veolia Environnement stock against the performance of a basket of peer companies. The exercise price is €32.5 and the maturity is 8 years.

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

In 2004, the Group granted 3,341,600 options on its common shares to 3 categories of employees.  The first category of employees are the senior officers of Veolia Environnement, including members of Veolia Environnement’s Executive Committee, the second category of employees are those senior managers of the Group, and the third category are key employees of the Group.  The exercise price and the maturity of these options are €24.72 and 8 years.  Under this plan the number of exercisable options is based on the level of ROCE (return on capital employed) which is as followed:

	<7.50%	≥ 7.50% and < 8.50%	≥ 8.50%
Group 1	0%	Between 50% and 100%	100%
Group 2	50%	Between 75% and 100%	100%

For the third category of employees, the options vest over a three year period.

Back to Contents

Information relating to options to purchase the Group’s shares granted during 2004, 2003 and 2002 are summarized as follows:

	Number of shares Outstanding	Weighted average Exercise price (in euros)
December 31, 2001	4,232,000	40.27
Granted	4,076,700	37.53
Exercised	-	-
Forfeited	(67,800)	37.53
Expired	-	-
December 31, 2002	8,240,900	38.94
Granted	4,743,135	22.50
Exercised	-	-
Forfeited	(26,035)	22.50
Expired	-	-
December 31, 2003	12,958,000	32.95
Granted	3,510,041*	25.28
Exercised	-	-
Forfeited	(470,084)	32.38
Expired	-	-
December 31, 2004	15,997,957	31.03

*

In 2004 in order to correct the effects of the 2002 increase in capital, the Group modified the exercise price and attributed an additional 168,441 options. As these modifications did not result in either an increase in the intrinsic value of awards or a reduction in the ratio of exercise price to market value per share no accounting consequences have been recognized.

At December 31, 2004, 4,051,240 options were exercisable, none of which were exercised.

Information relating to the stock options on ADS's is summarized as follows:

	Number of shares outstanding	Number of shares exercisable	Weighted average exercise price (in dollar)
December 31, 2003	785,800	-	28.51
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
December 31, 2004	785,800	-	28.51

No compensation expense has been recorded in connection with stock options granted by Veolia Environnement under French GAAP. Under U.S. GAAP, the compensation expense recorded by the Group was €0.7 million compared to compensation income of  €0.9 million for the year ended December 31,2004 and 2003 respectively.

Back to Contents

Information about Veolia Environnement stock options outstanding at December 31, 2004 is summarized as follows:

Exercise price	Number outstanding	Average exercise price (in euros)	Average remaining life (in years)	Number vested
20-25	7,908,273	23.44	6.56	1,522,224
30-35	692,370	31.92	3.48	692,370
35-40	4,038,444	37.25	5.08	2,692,296
40-45	3,358,870	41.25	4.12	3,358,870
	15,997,957	31.02	5.56	8,265,760

Information about Veolia Environnement's ADS stock options outstanding  at December 31, 2004 is summarized as follows :

Exercise price	Number outstanding	Average exercise price (in USD)	Average remaining life (in years)	Number vested
24-25	449,500	24.95	6.23	149,833
33-34	336,300	33.26	5.08	224,200
	785,800	28.51	5.74	374,033

The Group accounts for employee stock-based compensation based on the provisions of APB Opinion No. 25. Pro forma information, as if Veolia Environnement had applied SFAS 123, is presented in Note 28J.

Employee Stock Purchase Plans

Veolia Environnement maintains savings plans that allow substantially all full time employees of Veolia Environnement and its subsidiaries to purchase shares of Veolia Environnement. The shares are sold to employees at a discount of 20% from the average market price of Veolia Environnement stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees.

Shares sold to employees of Veolia Environnement were as follows:

	2004	2003
Number of shares	1,351,468	—
Proceeds on sales (in millions of euros)	25.3	—

Under French GAAP, €3.6 million of compensation expense is recorded in connection with employee stock purchase plans for the year ended December 31,2004.

Under U.S. GAAP, the compensation cost recorded by the Group for year ended December 31, 2004 amounted to €10.3 million, applying the intrinsic value method.

Back to Contents

Note 28F.

Pension plan and other post retirement benefits other than pension plans

Disclosures, presented in accordance with SFAS 132, are as follows (in millions of euros):

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	715.0	973.1	927.9	0.0	-	-
Service cost	47.6	24.8	42.2	0.4	-	-
Interest cost	38.6	31.3	54.8	1.5	-	-
Plan participants contributions	3.4	3.3	8.2	0.0	-	-
Disposals	(35.1)	(281.7)	(5.4)	0.0	-	-
Curtailments	(4.7)	(0.8)	(16.9)	0.0	-	-
Actuarial loss (gain)	31.0	28.9	(40.0)	0.0	-	-
Benefits paid	(38.0)	(28.4)	(33.6)	(1.9)	-	-
Plan amendments	12.8	0.0	0.0	8.0	-	-
Others (including business combinations and foreign currency translation)	81.6	(35.5)	35.9	16.0	-	-
Benefit obligation at end of year	852.3	715.0	973.1	24.0	-	-

Change in plan assets
Fair value of plan assets at beginning of year	483.3	766.0	902.7	0.0	-	-
Actual return on plan assets	49.8	50.3	(117.4)	0.0	-	-
Group contributions	22.3	11.8	16.1	0.0	-	-
Plan participant contributions	3.4	3.3	8.2	0.0	-	-
Disposals	(27.5)	(279.1)	(3.8)	0.0	-	-
Curtailments	(0.3)	-	(7.5)	0.0	-	-
Benefits paid	(23.8)	(22.8)	(29.0)	0.0	-	-
Others (including business combinations and foreign currency translation)	32.0	(46.2)	(3.3)	0.0	-	-
Fair value of plan assets at end of year	539.3	483.3	766.0	0.0	-	-

Funded status of plan	(313.0)	(231.7)	(207.2)	(24.0)	-	-
Unrecognized actuarial loss	172.2	161.0	264.3	5.8	-	-
Unrecognized actuarial prior service costs	36.3	11.5	(71.2)	7.6	-	-
Unrecognized actuarial transition obligation	0.0	(5.7)	(9.2)	0.0	-	-
Others	(37.4)	0.7	(7.7)	(13.4)	-	-
Accrued benefit cost	(141.8)	(64.2)	(31.0)	(24.0)	-	-

Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since there are serious doubts that they could be recoverable through future contribution holidays.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those pension plans with accumulated benefit obligation in excess of plan assets were €458.9 million, €377.5 million and €157.0 million as of December 31, 2004, €422.0 million, €344.9 million and €180.6 million as of December 31, 2003, €201.0 million, 172.5 million and €28.0 million as of December 31, 2002.

The allocation of the projected benefit obligation €852.3 million and the accumulated benefit obligation €714.8 million by area are as follows at the end of 2004 : €483.0 million and €423.0 million in the United Kingdom, €274.5 million and €209.6 million in France and €94.8 and €82.1 million in other countries.

The fair value of plan assets in France amounted to €74.9 million at the end of 2004.  Veolia Environnement domestic plans assets are invested principally in insurance companies funds. The expected long-term rate of return on these assets are directly based on historical returns. Contributions paid to these plan assets are essentially discretionary contributions without contractual or legal requirements. The accumulated benefit obligation for domestic plans was €209.6 million as of December 31, 2004.

The fair value of plan assets in the United Kingdom amounted to €453.3 million at the end of 2004.  These assets are invested essentially in equities and bonds through a trustee structure.  The expected long-term rate of return on these assets are based on statistical returns of the observed market performance over a long-term basis.  The accumulated benefit obligation for these plans was €423.0 million at the end of 2004.

Back to Contents

Amounts recognized in the balance sheets consist of (in millions of euros):

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Accrued benefit liability (including MLA)	(267.9)	(208.5)	(188.2)	(24.0)	-	-
Prepaid benefit cost	126.1	122.9	138.5	0.0	-	-
Net amount accrued for under U.S. GAAP	(141.8)	(85.7)	(49.7)	(24.0)	-	-
Intangible assets (MLA)(a)	16.3	21.5	18.7	7.6	-	-
Net amount recognized under U.S. GAAP	(125.5)	(64.2)	(31.0)	(16.4)	-	-

(a)

Adjustments for U.S. GAAP purposes: the benefit liability accrued under U.S. GAAP is at the greater of either the excess of the accumulated benefit obligation over the fair value of plan assets or the net amount recognized under U.S. GAAP.

Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows

(in millions of euros)	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Net amount accrued for under U.S. GAAP	(141.8)	(85.7)	(49.7)	(24.0)	-	-
Excess funding of plans recognized in income only when paid back to the Group	-	-	-	-	-	-
Changes in scope	(73.0)	(62.1)	(64.5)	(2.6)	-	-
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	-	-	-	-	-	-
Minimum liability adjustments (MLA)	37.4	21.5	18.8	13.4	-	-
Net amount accrued for under French GAAP in the accompanying consolidated balance sheet	(177.4)	(126.3)	(95.4)	(13.2)	-	-
Accrued	(303.5)	(248.8)	(233.7)	(13.2)	-	-
Prepaid	126.1	122.5	81.9	0.0	-	-

Net periodic cost under U.S. GAAP was as follows (in millions of euros):

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Service cost	47.6	24.8	42.2	0.4	-	-
Expected interest cost	38.6	31.3	54.8	1.5	-	-
Expected return on plan assets	(33.9)	(20.4)	(69.7)	0.0	-	-
Amortization of unrecognized prior service cost	0.9	(1.6)	(8.5)	0.2	-	-
Amortization of actuarial net loss (gain)	7.9	6.1	22.2	0.6	-	-
Amortization of net transition obligation	(6.4)	(7.8)	(3.1)	0.0	-	-
Curtailments/Settlements	(0.9)	(0.8)	(11.5)	(6.8)	-	-
Others	(3.5)	0,4	(10.0)	0.0	-	-
Net periodic benefit cost under U.S. GAAP	50.3	31.9	16.4	(4.1)	-	-

Back to Contents

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2004, December 31, 2003 and December 31, 2002 :

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Discount rate	5.0%	5.4%	5.9%	5.6%	-	-
Rate of compensation increase	3.8%	3.9%	4.1%	0.0%

The following are weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 :

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Discount rate	5.4%	5.9%	5.6%	5.6%	-	-
Expected return on plan assets	6.6%	6.8%	7.4%	0.0%	-	-
Rate of compensation increase	3.8%	3.9%	4.1%	0.0%	-	-
Expected residual active life (in years)	15.0	15.8	13.3	12.4	-	-

As regards health insurance plans, an increase of one percent in health expenses would not have any significant impact.

The Group’s postretirement benefit plan weighted-average asset allocation at December 31, 2004, and 2003, by asset category are as follows:

	2004	2003	2002
Equity securities	42%	45%	53%
Debt securities	37%	35%	35%
Insurance contracts	14%	14%	9%
Cash	6%	6%	3%
Other	0%	1%	0%

The Group expects to contribute €21.0 million to its pension and postretirement benefit plans in 2005, of which €2.6.million are expected discretionary contributions.

	2005	2006	2007	2008	2009	2010-4
Expected future benefit payments	40.3	35.9	39.8	42.6	48.2	263.4

Back to Contents

Note 28G.

Restructuring costs

Provisions for restructuring by segment details as follows (in millions of euros):

	Dec.31, 2001	Change in scope of consolidation and other	Additions charged to operating Income	Utilization	Reversal	Dec.31, 2002	Change in scope of consolidation and other	Additions charged to operating income	Utilization	Reversal	Dec.31, 2003	Change in scope of consolidation and other	Additions charged to operating Income	Utilization	Reversal	Dec.31, 2004
Water	64.2	(16.7)	32.0	(32.7)	—	46.7	(7.4)	27.3	(33.9)	—	32.7	(5.4)	23.2	(19.3)	(3.9)	27.3
Other activities	6.9	0.2	0.6	—	—	7.7	1.0	8.0	(4.2)	—	12.5	13.3	22.9	(17.9)	(3.5)	27.3
Employee termination costs	6.9	0.2	0.6	—	—	7.7	1.0	8.0	(4.2)	—	12.5	13.3	22.9	(17.9)	(3.5)	27.3
United States Filter Corporation	33.5	(3.0)	24.9	(21.6)	—	33.8	(8.4)	11.3	(26.8)	—	9.9	(8.4)	0.3	(1.4)	(0.4)	—
Employee termination costs	13.3	(2.1)	15.3	(13.4)	—	13.1	(2.1)	6.0	(14.8)	—	2.2	(1.1)	0.3	(1.4)	—	—
Lease termination costs	2.3	(2.7)	7.5	(0.6)	—	6.5	(2.7)	0.9	—	—	4.7	(4.3)	—	—	(0.4)	—
Other restructuring costs	17.9	1.8	2.1	(7.6)	—	14.2	(3.6)	4.4	(12.0)	—	3.0	(3.0)	—	—	—	—
USFI—Benelux	23.8	(13.9)	—	(8.6)	—	1.3	—	5.0	(1.3)	—	5.0	(5.0)	—	—	—	—
Employee termination costs	16.2	(8.9)	—	(7.3)	—	—	—	5.0	—	—	5.0	(5.0)	—	—	—	—
Lease termination costs and other costs	7.6	(5.0)	—	(1.3)	—	1.3	—	—	(1.3)	—	—	—	—	—	—	—
USFI--Other locations	—	—	6.5	(2.6)	—	3.9	—	3.0	(1.6)	—	5.3	(5.3)	—	—	—	—
Employee termination costs	—	—	6.5	(2.6)	—	3.9	—	3.0	(1.6)	—	5.3	(5.3)	—	—	—	—
Energy	4.9	2.8	8.3	(4.8)	(0.3)	10.9	2.6	5.5	(7.9)	(2.8)	8.3	4.7	6.2	(6.7)	(1.4)	11.1
Employee termination costs	4.9	2.2	5.2	(4.7)	(0.3)	7.3	1.5	4.9	(5.7)	(2.2)	5.8	4.7	3.6	(4.7)	(0.2)	9.2
Other restructuring costs	—	0.6	3.1	(0.1)	—	3.6	1.1	0.6	(2.2)	(0.6)	2.5	—	2.6	(2.0)	(1.2)	1.9
Waste Management	7.8	(0.4)	0.9	(0.3)	—	8.0	(0.8)	7.9	(0.5)	—	14.6	(1.3)	6.4	(14.9)	(0.2)	4.6
Employee termination costs	1.1	(0.4)	0.1	(0.3)	—	0.5	(0.6)	5.2	—	—	5.1	(1.3)	6.4	(5.4)	(0.2)	4.6
Other restructuring costs	6.7	—	0.8	—	—	7.5	(0.2)	2.7	(0.5)	—	9.5	—	—	(9.5)	—	—
Transportation	0.8	—	0.2	(0.8)	—	0.2	—	3.1	(0.2)	—	3.1	—	2.0	(1.7)	(0.2)	3.2
Employee termination cost	—	—	—	—	—	—	—	0.6	—	—	0.6	—	2.0	—	(0.2)	2.4
Other restructuring costs	0.8	—	0.2	(0.8)	—	0.2	—	2.5	(0.2)	—	2.5	—	—	(1.7)	—	0.8

Total	77.7	(14.3)	41.4	(38.7)	(0.3)	65.8	(5.6)	43.8	(42.5)	(2.8)	58.7	(2.0)	37.8	(42.6)	(5.7)	46.2

Back to Contents

Water

In 2004, the Water division sold "Consumer and Commercial" and "Equipment short-term contracts" activities of USFilter. Consequently there is no more restructuring costs in relation with these units. From 2001 to 2003 the restructuring costs related to profitability improvement programs.

United States Filter Corporation International was combined with OTV in 2000 to create Veolia Water Systems. This combination was achieved through several restructuring plans, the most significant of which was the restructuring of USFI Benelux. The plan involved the closure or sale of three facilities and the significant down-sizing of a fourth, costs totaled €37.6 million, of which €29.0 million was for severance costs and other associated costs of €8.6 million, principally for lease terminations. This plan extended until the beginning of 2002 due to the significant legal constraints, which required long termination periods. In 2003, considering the decline of the activity in the Netherlands, VWS has launched a further downsizing program in the company Rossmark to take place in 2004 , concerning 40 employees of whom 14 are executive for a total estimated cost of €5.0 million. In 2004, all the plans launched in 2002 (residual restructuring in the UK) and 2003 and relating to USFilter (VWSTI and Rossmark) are gathered in other activities column "change in scope of consolidation" for an amount of €10.3 million. They have been performed for a total cost of €7.5 million with the termination of 118 employees of whom 49 executives and the closure of 3 sites in France.Nevertheless, the plans in France in UK and in Rossmark will be totally completed in 2005 with the termination of 39 additional employees, of whom 9 executives and the definitive sale of 2 sites closed in 2004 for a total amount of
€4.2 million. In addition, following the acquisitions performed in Germany in 2004 and the transfer to VWS of North American operational entities from US Filter, 2 restructuring plans have been launched to reorganize those activities from amount of €4.1 million. In Germany, the plan is made of the closure of 3 sites and the termination of 66 employees for a total cost of €2.0 million. At the end of 2004, 1 site was already closed and 21 employees terminated.

With the entry of Apa Nova Bucuresti, the Group initiated a restructuring plan covering the termination of 2,700 employees for the period from 2001 to May 2004. The restructuring costs (primarily for severance costs) totaled €19.2 million. At the end of 2001, 1,700 employees were terminated for a total cost of €12.3 million. In 2002, the plan’s completion was delayed by several months and no additional employees were terminated. In 2003, 404 employees left. The restructuring reserve amounts to €3.8 million at the end of 2003 to complete the plan. In 2004, the original restructuring plan was completed. 600 were terminated for a total cost of €2.7 million. A new plan has been presented to and accepted by personnel representatives at the end of 2004 to face a trend of declining volume in water consumption. This plan aims at a reduction of 250 white and blue collars between 2005 and 2006. Accordingly, an additional reserve of €3.1 million has been booked in 2004.

In 2003, Berliner Wasserbetriebe (BWB), a joint venture held at 50% and accounted for under the proportional method, implemented a restructuring plan for adaptation to future market demands, by optimising processes and realigning the organization. Restructuring plan amounts to €10.0 million (at 100%) and is relative to termination costs for 970 employees. Employee termination costs of €2.0 million were utilized in 2003. Restructuring reserves are booked on an annual basis, according to number of people accepting to enter the plan that is spread over several years Potential number of employees concerned is 970. Termination costs for 147 employees were booked in 2003 for an  amount of €10.0 million (at 100%). Employee termination costs of €2.0 million were used in 2003. In 2004, 136 new employees decided to join the plan. A related reserve of €16 million (at 100%) was thus accrued. Employee termination costs of €4.2 million were used in 2004.

In the US, after the divesture of USfilter , water treatment activities have been reorganized and a restructuring plan was launched in the first half of the year 2004.The plan is made of the termination of 111 employees of whom 85 executives and for a total cost of €1.6 millions . At the end of 2004, 54 employees were already terminated and the remaining part of the plan will be completed in 2005.

Energy

In 2002, Dalkia International (joint venture held at 75% and accounted for under the proportional method) implemented restructuring plans to integrate recent acquisitions including SIRAM in Italy and for contracts won in 2001 and 2002, particularly the contracts for the cities of Tallinn and Vilnius in Eastern Europe. These restructuring plans amount to a total of €7.3 million in termination costs for 596 employees of whom 6 are professional, other restructuring costs amount to €3.6 million.

In 2003, Dalkia International implemented restructuring plans to integrate recent acquisitions including DBU in the Netherlands, Pec Poznan in Poland and Giglio in Italy. These restructuring plans amount to a total of €5.8 million in termination costs for 215 employees of whom 26 are professional, other restructuring costs amount to €2.5 million.

In 2004, further to the acquisition of a power plant in Poznan in Poland, Dalkia International implemented a restructuring plan for €4.7 million recognized in column "change in scope". This plan consists in termination costs for 210 employees. Additional restructuring plans were launched in DBU (Netherlands) for €3.1 million covering miscellaneous costs.

Back to Contents

Waste management

Onyx as part of a program to reduce its overhead costs has implemented a reorganization of its IT services, the total cost of which is €7.3 million. Employee termination costs of €0.3 million and other costs of €0.5 were utilized respectively in 2002 and 2003. Other restructuring costs of €6.5 million were utilized over the course of 2004.

At the end of 2003, Onyx decided to change the north american management and led to reserve €5.2 million for employee termination costs. This reserve was fully used in 2004.

Transportation

In Germany, Connex keeps implemented a new restructuring plan in connection with the reorganization by region and moving out of the headquarters. This plan amounts to €2.7 million, consisting in termination costs of 100 employees, of whom 6 were executives.

Reconciliation to French GAAP disclosure

As of December 31, 2001 €57.9 million in accruals qualified as restructuring costs under French GAAP but not under U.S. GAAP. Because this is only a reclassification, there is no corresponding entry in Note 28C, for either in net income or in shareholders’ equity. By the end of 2002, 2003 and 2004 this amount had been reduced to, respectively, €3.7 million,€3.3 million and €1.3 million.

Note 28H.

Financial instruments

The significant components of caption “Other financial instruments” (see Note 28C) are as follows:

(in millions of euros)	Net Income			Shareholders' Equity
	2004	2003	2002	2004	2003	2002
Variation of the fair value of the FCC put*	-	3.4	(3.1)	-	-	(3.4)
Marketable securities**	(21.8)	(27.3)	(11.5)	-	21.8	49.1
Derivative instruments and hedges	(36.2)	175.9	(7.0)	(157.2)	(95.6)	(261.8)
Accrual of convertible bonds redemption premium	15.1	15.1	15.1	-	(15.1)	(30.2)
Long term receivables	(31.0)	-	-	(31.0)	-	-
Others	(0.9)	8.0	(2.3)	12.8	8.0	2.4
Total	(74.8)	175.1	(8.8)	(175.4)	(80.9)	(243.9)

*

Described in note 21.

**

Vinci shares are trading securities.

These differences are described in note 28A.

The amount of other comprehensive income that has been reclassified into earning during the year is €(32.7) million, compared to €(35.2) million in 2003 and €7.8 million in 2002.

At December 31, 2004, the amount of accumulated other comprehensive income relating to Cash-Flow hedges amounts to €(97.0) million (net of tax) of which an amount of € (27.9) million (net of tax) will be reclassified into earnings during the next year. Cash-Flow hedges are used by the Group to hedge underlying variable interest rate debt on the 2005-2030 period.

The amount of the inefficiency is not significant as of December 31, 2004 both for fair value hedges and cash flow hedges.

Back to Contents

Note 28I.

Goodwill and other intangible assets

The Group adopted SFAS 142 “Goodwill and other intangible assets” on January 1, 2002. Since this date, goodwill and intangible assets with indefinite useful lives are not amortized.

As of December 31,2004, those intangible assets mainly include the valuation of waste management operating rights for Onyx Waste Services for €134.7 million and the trademarks of Veolia Water North America (previously included in US Filter reporting unit) for €110.3 million. As of December 31, 2003 and December 31, 2002 those intangible assets were almost the trademarks of US Filter, which amounted to, respectively, €733.6 million and €1,611.4 million.

The evolution of US Filter trademarks during 2004 analyses as follows:

disposal of Culligan and of “Equipment short-term contracts” units for €448.3million,

variance of the Cumulative Translation Adjustment.

Differences in evolution with French GAAP (see Note 4) are mainly dues to the amortization of trademarks over 40 years under US GAAP until December 31, 2001, as they were not amortized under French GAAP. As of December 31, 2004, residual trademarks are not amortized, both in French GAAP and US GAAP.

A deferred tax liability is recognized on these trademarks under US GAAP.

Impairment test on goodwill and other intangible assets not amortized is made each year on June 30, or more frequently if circumstances dictate.

The changes in the carrying amount of goodwill for the year 2003 (under French GAAP) was as follows:

		2003
(€ millions)	2002 Net	Change in consolidation scope	Foreign exchange translation	Amortiza-tion	Other movements	Nets
Water	3,291.1	4.9	(99.3)	(1,549.0)	7.3	1,655.0
Waste Management	1,285.7	12.9	(127.5)	(79.6)	5.9	1,097.4
Energy Services	704.1	47.8	(2.2)	(49.0)	4.8	705.5
Transportation	209.1	27.8	(4.0)	(27.6)	2.1	207.4
FCC & Proactiva	662.8	(19.6)	-	(68.6)	(1.5)	573.1
Total	6,152.8	73.8	(233.0)	(1,773.8)	18.6	4,238.4

The changes in the carrying amount of goodwill for the year 2002 (under French GAAP) was as follows:

		2002
(€ millions)	2001 Net	Change in consolidation scope	Foreign exchange translation	Amortiza-tion	Other movements	Net
Water	3,769.3	(14.7)	(351.9)	(133.9)	22.3	3,291.1
Waste Management	1,445.6	40.9	(140.2)	(62.2)	1.6	1,285.7
Energy Services	702.7	31.6	(0.9)	(35.0)	5.7	704.1
Transportation	157.1	54.5	1.8	(15.8)	11.5	209.1
FCC & Proactiva	721.1	22.2		(80.3)	(0.2)	662.8
Total	6,795.8	134.5	(491.2)	(327.2)	40.9	6,152.8

Back to Contents

Evolution of net intangible assets during 2003  was as follows (under French GAAP):

(€ millions)	2002	Additions	Disposals	Amortiza-tion	Change in scope	Foreign exchange translation	Other move-ments	2003
Fees paid to local authorities	568.5	5.2	(0.4)	(41.4)	5.2	(5.4)	(3.6)	528.1
Trademarks, market share and business assets acquired	2,283.5	9.8	(1.3)	(679.5)	(110.7)	(270.0)	(4.8)	1,227.0
Software	90.9	42.5	(2.8)	(52.0)	1.0	(0.6)	44.1	123.1
Prepaid expenses	440.8	53.0	-	(64.7)	6.7	(8.1)	21.8	449.5
Other intangible assets	521.2	49.8	(5.6)	(37.4)	3.4	(59.5)	(50.5)	421.4
Total	3,904.9	160.3	(10.1)	(875.0)	(94.4)	(343.6)	7.0	2,749.1

Evolution of net intangible assets during 2002 was as follows (under French GAAP):

(€ millions)	2001	Additions	Utilization	Change in scope	Foreign exchange translation	Other movements	2002
Fees paid to local authorities	567.6	43.9	(41.7)	3.0	(14.8)	10.5	568.5
Trademarks, market share and business assets acquired	2,922.6	28.3	(29.1)	(183.1)	(439.3)	(15.9)	2,283.5
Software	69.4	38.0	(42.4)	4.7	(0.5)	21.7	90.9
Prepaid expenses	469.9	70.5	(54.7)	6.6	(7.3)	(44.2)	440.8
Other intangible assets	447.5	150.1	(46.3)	(0.5)	(27.2)	(2.4)	521.2
Total	4,477.0	330.8	(214.2)	(169.3)	(489.1)	(30.3)	3,904.9

Back to Contents

Note 28J.

Pro-forma information

a)

Veolia Environnement stock option plans

Veolia Environnement applies the intrinsic value method to account for compensation cost associated with options granted to employees (see Note 28E).

The average fair value of Veolia Environnement options granted in 2004, 2003 and 2002 was €6.56, €6.0 and €15.3 respectively, using the Binomial option pricing model with the following assumptions for the grants:

Veolia Environnement	2004	2003	2002
Expected life (in years)	7.5	7.23	7.50
Interest rate	3.40%	3.90%	4.33%
Volatility	21.45%	22.67%	30.00%
Dividend yield	2.1%	1.00%	1.00%

Pro forma net income and basic earnings per share are presented below, as if compensation cost for stock options awarded under these plans have been determined based on the fair value at the dates of grant.

b)

Asset retirement obligations

On January 1, 2003 Veolia Environnement adopted SFAS No. 143 “Accounting for Asset Retirement Obligations”. The cumulative effect of adoption of SFAS 143 on the consolidated accounts was an increase in net income of €36.3 million, net of a tax effect of €20.4 million. The pro forma net income presented below restates the effect of SFAS 143 as if it had been adopted as of December 31, 2001.

The pro forma amounts have been measured using current (that is, as of the date of adoption of SFAS 143) information, current assumptions, and current interest rates.

The amount of the pro forma liability for asset retirement obligations is as follows (in millions of euros):

(€ millions)	At December 31,
2002
Liability for asset retirement obligations as reported	388.4
Pro forma adjustment	(56.7)
Pro forma liability for asset retirement obligations	331.7

The evolution of the liability for closure and post closure costs (see note 15) under US GAAP is as follows :

	At December 31, 2002	At December 31, 2003	Charged to expenses	Utili-zation	Rever-sal	Change in scope	Trans-lation adjust-ments	Others	At December 31, 2004
Closure and post closure costs	331.7	308.9	43.5	(33.2)	(4.7)	4.5	(5.9)	32.6	345.7

c)

Discontinued operations

Everpure that have been sold on December 31, 2003 and USFilter Corporation’s systems and services businesses and Culligan that have been sold on December 31, 2004 shall be reported as discontinued operations under US GAAP. The main impacts under US GAAP on the income statement for the years 2004, 2003 and 2002 are as follows:

(€ millions except earnings per share)	At December 31,
	2004	2003	2002
Revenues of discontinued operations	878.3	1,733.6	3,496.0
Net income of discontinued operations	(225.7)	(2,120.3)	(2,557.3)
Impact of net income of discontinued operations on basic earnings per share	(0.57)	(5.29)	(7.02)

Back to Contents

d)

Pro forma net income and basic earnings per share

Veolia Environnement’s pro forma net income and basic earnings per share are calculated as follows (in millions of euros, except per share data):

(€ millions)	At December 31,
	2004	2003	2002
Net income (loss) under US GAAP as reported	214.5	(1,826.9)	(1,988.8)
Include : Total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	0.3	0.6	(3.6)
Deduct : Total stock based-employee compensation expense determined under fair value based method for all awards, net of related tax effects	(17.0)	(34.8)	(48.8)
Include : Cumulative effect of adoption of SFAS 143, net of tax		(36.3)
Deduct : effect on net income as if SFAS 143 had been applied during all periods affected, net of related tax effects			(2.4)
Include : cumulative effect of adoption of SFAS 133
Deduct : net income of discontinued operations	225.7	2,120.3	2,557.3
Pro forma net income (loss)	423.5	222.9	513.7
Net income (loss) basic earning per share	0.54	(4.56)	(5.45)
Net income (loss) diluted earning per share	0.54	(4.56)	(5.45)
Net income (loss) pro forma per share	1.07	0.55	1.41
Net income (loss) pro forma diluted per share	1.07	0.55	1.41

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT S.A.

By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief Financial Officer

Date: June 30, 2005