Form 20-F
period 2005-12-31
VEOLIA ENVIRONNEMENT
filed 2006-06-29
CIK 1160110

As filed with the Securities and Exchange Commission on June 29, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

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

407,872,606 ordinary shares, nominal value €5 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes	No

*Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Back to contents

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

VEOLIA - Form 20-F | i

Back to contents

TABLE OF CONTENTS

Page

Item 1. Identity of Directors, Senior Management and Advisers

1

Item 2. Offer Statistics and Expected Timetable

1

Item 3. Key Information

1

Item 4. Information on the Company

6

Item 4A. Unresolved Staff Comments

33

Item 5. Operating and Financial Review and Prospects

33

Item 6. Directors, Senior Management and Employees

47

Item 7. Major Shareholders and Related Party Transactions

64

Item 8. Financial Information

65

Item 9. The Offer and Listing

68

Item 10. Additional Information

70

Item 11. Quantitative and Qualitative Disclosures About Market Risk

77

Item 12. Description of Securities Other Than Equity Securities

80

Item 13. Defaults, Dividend Arrearages and Delinquencies

81

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

81

Item 15. Controls and Procedures

81

Item 16A. Audit Committee Financial Expert

81

Item 16B. Code of Ethics

81

Item 16C. Principal Accountant Fees and Services

81

Item 16D. Exemptions from the Listing Standards for Audit Committees

82

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

82

Item 17. Financial Statements

83

Item 18. Financial Statements

83

Item 19. Exhibits

83

VEOLIA - Form 20-F | ii

Back to contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union as of December 31, 2005 and with IFRS issued by the International Accounting Standards Board (“IASB”) as of the same date. IFRS differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”).  For a description of the principal differences between IFRS and U.S. GAAP as they relate to us and to our consolidated subsidiaries, and for a reconciliation of our shareholders’ equity and net income to U.S. GAAP, see Note 50 to our consolidated financial statements included in Item 18 of this annual report. See also “Item 5. Operating and Financial Review and Prospects” for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

The U.S. GAAP figures for 2004 set forth below have been restated to take into account the new reporting unit definitions that we applied for 2005. See Note 50A to our consolidated financial statements, under the heading “Impairment of Goodwill” for further information.

VEOLIA - Form 20-F | 1

Back to contents

	At and for the year ended December 31,

	(in US$)(1)			(in €)
	————	————	————	————	————	————
(millions, except per share amounts)	2005	2005	2004	2003	2002	2001
	————	————	————	————	————	————
INCOME STATEMENT DATA:
Amounts in accordance with IFRS
Revenue	29,780.5	25,244.9	22,500.3	--	--	--
Operating income	2,233.0	1,892.9	1,480.6	--	--	--
Net income from continuing operations	946.1	802.0	634.7	--	--	--
Net income (expense) from discontinued operations	--	--	(105.7)	--	--	--
Minority interest	(211.2)	(179.0)	(137.5)	--	--	--
Net income attributable to equity holders of the parent	734.9	623.0	391.5	--	--	--
Net income attributable to equity holders of the parent per share—Basic(2)	1.89	1.60	0.99	--	--	--
Net income attributable to equity holders of the parent per share—Diluted(3)	1.88	1.59	0.99	--	--	--
Net income from continuing operations per share—Basic(2)	2.42	2.05	1.60	--	--	--
Net income from continuing operations per share—Diluted(3)	2.41	2.04	1.60	--	--	--
Dividends per share	1.00	0.85	0.68	--	--	--
Number of shares (adjusted to reflect changes in capital)	407,872,606	407,872,606	406,421,983	--	--	--

Amounts in accordance with U.S. GAAP
Net income attributable to equity holders of the parent	655.5	555.7	145.2(4)	(1,826.9)	(1,988.8)	180.3
Basic earnings per share	1.68	1.42	0.37(4)	(4.56)	(5.45)	0.52
Diluted earnings per share	1.68	1.42	0.37(4)	(4.56)	(5.45)	0.52

BALANCE SHEET DATA (AT PERIOD END):
Amounts in accordance with IFRS
Equity attributable to equity holders of the parent	4,485.8	3,802.6	3,222.8	--	--	--
Minority interest	2,230.6	1,890.9	1,725.5	--	--	--
Total assets	42,832.8	36,309.4	35,825.9	--	--	--
Total non-current assets	26,858.3	22,767.8	20,656.6	--	--	--
Total non-current liabilities	19,845.2	16,822.8	14,727.9	--	--	--

Amounts in accordance with U.S. GAAP
Equity attributable to equity holders of the parent	3,341.9	2,832.9	2,255.5	2,378.1	4,923.2	6,780.7

CASH FLOW DATA:
Amounts in accordance with IFRS
Net cash flow from operating activities	3,888.5	3,296.3	3,517.0(4)	--	--	--
Net cash from (used in) investing activities	(2,996.6)	(2,540.2)	174.6(4)	--	--	--
Net cash used in financing activities	(3,719.2)	(3,152.8)	(1,795.5) (4)	--	--	--
Purchases of property, plant and equipment	(2,455.9)	(2,081.9)	(1,964.0) (4)	--	--	--

(1)

For your convenience, we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2005 rate of $1.00 = €0.8477. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.

(2)

Based on the weighted average number of shares outstanding in each period for the calculation of basic earnings per share, equal to 390.4 million shares in 2005 and 396.2 million shares in 2004.

(3)

Based on the weighted average number of shares outstanding in each period for the calculation of diluted earnings per share, equal to 392.4 million shares in 2005 and 396.3 million shares in 2004.

(4)

As restated – see Note 50D to our consolidated financial statements.

VEOLIA - Form 20-F | 2

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

At our general shareholders’ meeting on May 11, 2006, our shareholders approved a dividend payment of €0.85 per share in respect of our 2005 fiscal year, which was paid on May 29, 2006.  On May 27, 2005, we paid a dividend of €0.68 per share in respect of the 2004 fiscal year.  On May 28, 2004, we paid a dividend of €0.55 per share in respect of the 2003 fiscal year. On May 7, 2003, we paid a dividend of €0.55 per share in respect of the 2002 fiscal year. On May 6, 2002, we paid a dividend of €0.55 per share in respect of the 2001 fiscal year.

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

The following table shows the euro/U.S. dollar exchange rate from 2001 through May 2006 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Month	Period	Average
U.S. dollar/Euro	End	rate*	High	Low
	————	————	————	————
May 2006	1.28	1.28	1.29	1.26
April 2006	1.26	1.23	1.26	1.21
March 2006	1.21	1.20	1.22	1.19
February 2006	1.19	1.19	1.21	1.19
January 2006	1.22	1.21	1.23	1.20
December 2005	1.18	1.18	1.20	1.17

Year
U.S. dollar/Euro

2005	1.18	1.24	1.35	1.17
2004	1.35	1.24	1.36	1.18
2003	1.26	1.13	1.26	1.04
2002	1.05	0.95	1.05	0.86
2001	0.89	0.89	0.95	0.84

*

The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euro to U.S. dollars in this annual report are based on $1.00 = €0.8477, the Noon Buying Rate on December 31, 2005. On June 23, 2006, the Noon Buying Rate was U.S.$1.25 per euro.

VEOLIA - Form 20-F | 3

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

Over the course of performing certain contracts, we may also be requested by our public or private clients to modify the terms of these contracts, whether called for under the contract or not. These modifications may alter the services provided under the contract, related expenses or billing terms.

Finally, our contracts may not be renewed at the end of their term, which in the case of important contracts may oblige us to engage in a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover our costs of termination.

Our business operations in some countries may be subject to additional risks.

While our operations are concentrated mainly in Europe, we conduct business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 9.7% of our total revenue in 2005. The risks associated with conducting business in some countries outside of Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The establishment of public utility fees and their structure can be highly political, slowing and impeding for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead us to record exceptional provisions or depreciation charges in connection with our operations in these countries, which could have a material adverse effect on our results.

Changes in the prices of fuel and other commodities may reduce our profits.

The prices of our supplies of fuel and other commodities, which are significant operating expenses for our businesses, are subject to sudden increases. Although most of our contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of our supplies using certain pricing formulas, such as our price index formulas, there may be developments that could prevent us from being fully protected against such increases, such as delays between fuel price increases and the time we are allowed to raise our prices to cover the additional costs, or our failure to update an outdated cost structure formula.  In addition, a sustained increase in supply costs beyond the price levels provided for under our adjustment clauses could reduce our profitability to the extent that we are not able to increase our prices sufficiently to cover the additional costs.

Our business operations are subject to geopolitical, criminal and terrorist risks.

Water is a strategic resource in terms of public health. Accordingly, our activities must comply with laws and regulations that seek to safeguard water resources, production sites and treatment facilities against criminal or terrorist acts. Our activities in the areas of waste management, energy services and public transportation are also subject to similar risks.  We may also have employees who work or travel in areas where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently elevated. As a result, despite the safety measures that we have attempted to implement, any one of our activities may fall victim to criminal or terrorist acts in the future.

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

Contracts with governmental authorities make up a significant percentage of our revenue. In numerous countries, including France, governmental authorities may modify or terminate contracts under certain circumstances, but generally with indemnification.  In other countries, however, we may not be entitled to or be able to obtain full indemnification in the event our contracts are terminated by governmental counterparties.

We may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, we must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, complex and hard to predict.  The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations.  We may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of our investments.  These situations increase the overall cost of our activities and, if we do not obtain the desired business or are forced to withdraw from a public tender, our business may not grow as much or as profitably as we hope.

We must comply with various environmental, health and safety laws and regulations, which is costly and may, in the event of any failure to comply on our part, cause us to incur liability under these laws and regulations.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have made and will continue to make significant capital and other expenditures to comply with our environmental, health and safety obligations. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including general precautionary or preventative measures, or to advise our clients so that they undertake the necessary actions for the compliance of their installations. The costs related to these preventative measures are recorded as either operating expenses or as industrial investments. Our industrial investments in all areas totaled €2.1 billion in 2005.

VEOLIA - Form 20-F | 4

Back to contents

Each of our operations, moreover, may become subject to stricter general or particular laws and regulations, and correspondingly greater compliance expenditures, in the future. If we are unable to recover these expenditures through higher tariffs, this could adversely affect our operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad.  These laws and regulations govern, among other things, any discharge in a natural environment, the collection, transport, treatment and disposal of all types of waste, and the rehabilitation of old sites.

Our failure to comply with any applicable environmental, health and safety laws and regulations may cause us to incur liability or other damages that we might be required to compensate.

These increasingly broad laws and regulations expose us to the risk of liability, including in connection with assets that we no longer own and activities that have been discontinued. For example, a French law dated July 30, 2003, relating to the prevention of technological and environmental risks and the conduct of remediation activities, has strengthened the regulatory framework that applies to discontinued operations and closed sites and installations. In some instances, reserves must be established in respect of such discontinued operations. In addition, we may be required to pay fines, repair damage or undertake improvement works, even when we have conducted our activities with care and in total conformity with operating permits. Regulatory authorities may also require us to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations.

In addition, we often operate installations that do not belong to us, and therefore do not always have the power to make the investment decisions required to bring these installations into compliance with new regulatory norms. In instances where the client on whose behalf these installations are operated refuses to make the required investments, we may be forced to terminate our operating contracts.

In the event of an accident or other incident, we could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). The obligation to compensate for such damages might have a material adverse effect on our activities or resources.

Specific measures are required in connection with certain technological risks (article L. 225-102-2 of the French Commercial Code regarding “Seveso” facilities).

Among the facilities that we own and operate in France, one has been categorized a “Seveso” facility.  “Seveso” facilities are places where dangerous substances are present in quantities equal to or above thresholds specified in European Union Directive 96/82/EC (also known as the Seveso II Directive), relating to the control of major accident hazards involving dangerous substances.  As such, these facilities are the subject of special concern and heightened regulation. Our “Seveso” facility is a hazardous waste incineration factory at Limay (Yvelines). The manipulation of waste and hazardous products in this facility can, in the case of an accident, cause serious damage to the environment, neighbors or employees, exposing us to potentially substantial liabilities.

As part of our outsourcing contracts, our subsidiaries may also be involved in the operation of Seveso sites (or the foreign equivalent) by industrial clients (particularly petroleum or chemical industry sites).  In these instances, we must handle the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of the installations we manage to client sites.

Finally, while the regulatory regime governing Seveso facilities applies only within the European Union, we operate several similar sites outside of this region. These sites are often subject to the same level of heightened regulation by foreign governments, exposing us to potentially substantial liabilities in the event of accident.

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

At December 31, 2005, our net financial debt excluding revaluation of hedging instruments amounted to €13.9 billion, of which 26.1% was subject to variable rates, 8.7% to variable rates with caps (euro-denominated debt capped at a 3.5% interest rate) and 65.2% to fixed interest rates. Because we have a significant amount of debt outstanding, our results of operations and financial condition may be affected by changes in prevailing market rates of interest. Fluctuations in interest rates may also affect our future growth and investment strategy. A rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future, which may lead us to decide to curtail or delay our then current expansion plans.

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

VEOLIA - Form 20-F | 5

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

The legal and commercial name of our company is “Veolia Environnement.” Our company is a société anonyme, a form of stock corporation, incorporated in 1995 pursuant to the French commercial code for a term of 99 years.  Our registered office is located at 36/38, avenue Kléber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 00 00.  Our agent in the United States is T. Michael O’Brien. He can be reached at Veolia Water North America Operating Services, 184 Schuman Boulevard, Naperville, IL 60563.

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

In 1980, Compagnie Générale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transportation and Veolia Environmental Services) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia).  It also began significant international expansion.

In 1998, Compagnie Générale des Eaux changed its name to “Vivendi” and renamed its main water subsidiary “Compagnie Générale des Eaux.”

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created our company under the name “Vivendi Environnement” to conduct all of its environmental management activities, which were then conducted under the names Vivendi Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation).

On July 20, 2000, our shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext Paris on February 21, 2005.

In August 2001, our shares were included in the CAC 40, the main equity index published by Euronext Paris, and in October 2001 were listed in the form of American Depositary Shares for trading on The New York Stock Exchange.

From 2002 to 2004, Vivendi (formerly known as Vivendi Universal) progressively decreased its stake in our company, and has held only 5.3% of our shares since December 2004.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”  In April 2003, we changed our name to “Veolia Environnement.”

In 2002, we began conducting a significant restructuring in order to refocus on our core environmental services activities. This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within our water division conducting certain non-core activities, and with the sale of our indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

On November 3, 2005, we unveiled a new branding system for our group. Our water, waste management and transportation divisions currently operate under the same name: “Veolia.” See “—Major Developments in 2005”  below.

Our principal capital expenditures and divestitures are described under “Item 5. Operating and Financial Review and Prospects.”  Material capital expenditures currently in progress include those associated with the continued expansion of our existing businesses and replacement and maintenance spending related to our existing operations.

Major Developments in 2005

Below we discuss the main developments in our business during 2005.  The discussion below and in the remainder of Item 4 includes the revenue amounts that we expect to earn from various contracts (most of which are long-term contracts), including total revenue expected to be generated from all services under combined contracts to build and operate facilities.  These revenue amounts take into account updates to our volume and price assumptions since the date these contracts were publicly announced.  In addition, revenue amounts expected under foreign contracts won during 2005 have been converted into euro at the rate of exchange prevailing on December 31, 2005.  As a result, publicly announced revenue amounts may differ from the amounts of expected revenue included in this document.  In addition, these expected revenue amounts constitute forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information–Risk Factors.”  Actual revenue amounts may differ materially from those anticipated in the forward-looking statements.  See “Forward-Looking Statements” at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our forward-looking statements are subject.

Roll-out of the “Veolia” Brand

Since November 3, 2005, we have been rolling out a new branding program. Our water, waste management and transportation divisions have been brought together under a single name: “Veolia.” The energy services division continues to be associated with the brand name “Dalkia.”

The brand roll-out, which was initiated by the executive committee, illustrates our determination to unite our divisions and heighten our public profile. This change also aims to reinforce our corporate identity and culture, as well as to strengthen the commitment of our employees to our strong service-oriented values. Over time, the Veolia brand is expected to become a benchmark worldwide for trust, reliability and expertise in environmental solutions.

In connection with the roll-out, the holding companies of the water, waste management and transportation divisions, as well as most of our operating companies, have changed their corporate names to integrate the name “Veolia”.  The roll-out will not affect our ability to conserve specialty brand names, such as “SADE”, in respect of which the related division will always be specified.

A Strong Business Model

Since our initial public offering, we have gone through a series of stages in establishing our business model and independence, which in 2004 culminated in the sale of non-strategic assets in the U.S. as well as the sale of our interest in FCC.  Our refocusing of our activities on services related to the environment should enable us to strengthen our position as a leader in this market going forward, by relying on the same consistent strategy for growth.

New and Renewed Contracts

We are present in growing markets, and in 2005 won contracts with several public and industrial clients.

Reaffirming the Group’s Values

The length of our contracts, our partnerships with clients and suppliers and the local nature of our activities place sustainable development at the center of our business and values.

VEOLIA - Form 20-F | 6

Back to contents

Regional Balance

We have a strong position in different countries in Europe and will pursue targeted and balanced development in Asia, Australia and the U.S.

Forward-looking choices

For many years, we have engaged in growing research and development efforts that aim to integrate new technology into our operations.  We have also invested significantly in employee training and skills development.

“Veolia Skills” Program

In September 2005, we engaged in a large and innovative recruiting campaign in France referred to as “Veolia Skills.” The objective under the campaign is to recruit 17,000 new employees between now and the end of 2007.

All of these recruitments will involve professional skills training lasting between 9 and 24 months, which will lead to a diploma recognized by the French Education Ministry.  Once a diploma has been obtained, candidates will be offered indefinite-term employment.

This recruiting campaign is open not only to youths but also to persons over the age of 18, since we need employees of all ages within our organization. It is also open to existing employees, in order to afford them greater mobility and in the spirit of ongoing skills development.

“Veolia Environnement 2005” Efficiency Plan

We announced an efficiency plan at the end of September 2003 called “Veolia Environnement 2005,” which we hoped would generate €300 million in annual savings beginning in 2006. This objective has been achieved one year in advance, with €304 million in savings recorded in 2005 compared to 2003 when the plan was announced (after deduction of one-time costs relating to implementation of the program). These savings were generated through improvements to our operational processes (35% contribution to savings), support functions (26%) and purchasing functions (21%), as well as through an optimized use of assets (18%). All of our operating units contributed to this success.  During 2006, the efficiency enhancement tools and methods developed in connection with the program will be reinforced and deployed by operating units as part of an ongoing effort to improve performance.

Limiting Greenhouse Gases

An increase of greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit their progression.  At the international level, the Kyoto Protocol, finalized in 1997, came into force in February 2005. At the European level, the European Union has decided to implement a quota exchange system for carbon gas emissions, through Directive 2003/87/EC of October 13, 2003.  This system has been in place since the beginning of 2005.

We are already active in this field at the European Union level and internationally, as well as at the national level (see Note 46 to our consolidated financial statements).

•

At the European Union level, all large combustion installations with thermal output greater than 20 MW fall under the new quota exchange system. For our group, this primarily affects our energy services division, which manages almost 250 such installations in Europe (i.e., more than 2% of total installations). Quotas awarded to Veolia Energy Services represent approximately 1% of all European quotas awarded. Veolia Energy Services has worked with customers to help keep carbon dioxide emissions within quota limits, and has established an organization dedicated to this endeavor.  This has enabled us to intervene early within the quota exchange market, and through our participation we have assisted clients in financing new investments that help to reduce greenhouse gas emissions. Some of Veolia Water’s sites in Germany have also been affected, following its win of certain municipal contracts (Stadtwerke).

•

At the international level (Kyoto Protocol), we have begun trying to generate emission credits that would be tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Environmental Services and Veolia Energy Services have already tested this in practice, through projects in Brazil, Egypt and Lithuania.  By using dedicated teams, they intend to pursue this activity in the future.  Regarding transportation services, the first challenge in reducing greenhouse gas emissions is to establish reliable measurement tools. Veolia Transportation is actively involved in developing an initial tool that would apply to business transport, in collaboration with the organization Enterprises for the Environment (EpE) and the French Agency for Environment and Energy Management (ADEME).

•

At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (as France has done under its Plan Climat) or in the form of “domestic projects” that allow selected projects to benefit from emission credits (as New Zealand, Canada, Australia, and some U.S. states have done). The latter method is currently being studied by France as well. Our teams are following all of these developments and attempting to integrate them into their planning.

Direct greenhouse emissions on sites that we managed in 2005 reached 33.7 million tons of CO2 (carbon dioxide) equivalent (compared to 31.5 million tons in 2004).

We are generally contributing to a reduction in greenhouse gas emissions, both through the daily management of sites that we operate and through the use of renewable and alternative energies (in particular biomass, landfill gas, geothermal energy).  We are actively following regulatory developments that will undoubtedly become more onerous in the future, viewing them as new opportunities to develop our environmental management skills.

Responding to Natural Disasters

The year 2005 was marked by three natural disasters in different parts of the world: (i) the tsunami of December 26, 2004 that caused the deaths of more than 200,000 people in Indonesia, Sri Lanka and the Maldives, (ii) Hurricane Katrina, which hit the U.S. states of Louisiana, Mississippi and Alabama and devastated the city of New Orleans on August 29, 2005, and (iii) the earthquake that hit Kashmir on October 8, 2005, leaving 3 million people without shelter as winter approached.

In each case, Veolia Waterforce – our emergency humanitarian assistance organization – was present through its network of employee volunteers. Veolia Waterforce works in partnership with the Red Cross, Catholic Aid, UNICEF and the French Ministry of Foreign Affairs. Through the use of specialized materials made available by the Veolia Environnement Foundation, Veolia Waterforce produced more than 25 million liters of drinking water during the three months following the tsunami. In Louisiana, it installed a mobile water treatment line for the city of Kenner (75,000 inhabitants) near New Orleans. In Pakistan, Veolia Waterforce installed a facility to produce 200 cubic meters of water per day to serve the refugee camp of Thuri, near Muzaffarabab.

In the majority of large-scale natural disasters, access to drinking water plays a major role in the survival of affected populations. Created in 1998, Veolia Waterforce mobilizes volunteer employees and uses our group’s know-how to satisfy this most basic need in crisis situations.

BUSINESS OVERVIEW

Our Market

Traditionally, environmental management services, which include water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation, were provided in an uncoordinated manner, each by a different entity. Public authorities and industrial and commercial companies, moreover, typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years, however, as industrial and commercial companies have continued to expand on a global scale and increasingly require environmental management services providers with a global reach.

VEOLIA - Form 20-F | 7

Back to contents

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

Public Authorities

Demand by public authorities (often small localities that are increasingly joining forces together) has been influenced and strengthened by trends relating to the search for quality, efficiency, innovation and reduced costs, as well as a heightened sensitivity to environmental issues, including the management of water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

As a result, we believe that our historical business model—most often taking the form of “delegated management contracts” in France and of “concessions” in most places outside of France—is more relevant than ever. Depending on the country, the actual contract may take several legal forms, but remains characterized by a public authority delegating the management of various public services to private operators, including the rights necessary in order to do so.  This model leaves to public authorities the role of defining, organizing and overseeing the services provided to inhabitants. At the same time, the private operator charged with the provision of these services uses its expertise to deliver them more efficiently, resulting in a mutually beneficial relationship between the private operator and public authority. Public authorities can assume a larger or less prominent role in the management of public services, depending on their needs. We believe that we can adapt to the different needs and expectations of public authorities around the world in order to assist them in (i) responding to the need for heightened efficiency and productivity in the provision of public services in order to control costs, (ii) accessing more sophisticated technical skills in order to resolve complex environmental problems, and (iii) responding to the demand for prompt and professional service expressed by end users.

In France in particular, we intend to take advantage of a French ordonnance dated June 17, 2004 allowing for the creation of a new form of partnership contract.  The ordonnance allows public authorities to entrust private operators (who may be associated with financial organizations) with the entire responsibility for building and/or financing an installation and operating the services related thereto, in exchange for compensation that is paid by the public authority as a function of performance.

This model of delegated management or concession is widely used for the provision of collective services, but is not the only one.  Public authorities may decide that they should not be directly involved in the provision of certain public services.  In these instances, they are often not the owner of facilities or networks, and do not enter into contracts with a preferred private operator; instead, they leave the provision of the public service to market forces. They may nonetheless occasionally verify the abilities of private operators by issuing operating licenses and regulating service conditions and prices.  This situation rarely arises with respect to water services, but is more common in the fields of energy services, waste management and transportation. Public authorities may also hold an ownership interest in the private operator in these instances; we may seek to acquire a stake as well.

Services Sold Directly to Individuals

We also offer services directly to individuals through our specialized subsidiaries. These services include assistance and maintenance relating to water (including meter-reading), heating and gas services.

Industrial or Commercial Companies

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

Our Overall Strategy

Our strategy is to strengthen our position as a worldwide leader in the provision of environmental services.  In particular, our strategy consists of:

•

offering our clients – both municipal and industrial – environmental solutions that are effective from both a technological and cost standpoint;

•

pursuing growth and improving margins, by continually seeking ways to enhance productivity;

•

fostering more efficient use of natural resources around the world in pursuit of sustainable development.

VEOLIA - Form 20-F | 8

Back to contents

We rely on our expertise in employee management, technical solutions and complex contractual models in seeking to achieve these goals.

One business: environmental services

We focus exclusively on the provision of environmental services, in four main areas: water, waste management, energy services and transportation.  We have made a strategic choice to concentrate only in these areas.  For instance:

•

since 2000, we have decided not to be present in the primary energy production market, in order to focus more fully on providing services to clients that help to optimize their energy consumption;

•

in 2004, we finished disposing of our industrial assets in the water sector (mostly in the United States) relating to equipment production and the short-term service activities they generate;

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

•

in certain targeted Asian countries, in particular China, where there is a significant need for services related to urban growth and compliance with environmental standards; and

•

in large markets still mostly closed to management by environmental services companies like ours, such as the United States, whose medium-term potential is still important.

In 2000, we also created Proactiva Medio Ambiente (Proactiva), a subsidiary held jointly with FCC, in order to coordinate the development of our and FCC’s water and waste management activities in Latin America and the Caribbean.

Our solid international presence accordingly allows us to partner with numerous large cities and industrial clients around the world, while providing uniform quality service.

Development in the industrial sector

Industrial companies currently face large challenges, including the need to continuously improve performance and competitiveness, ensure the safety of personnel and installations and develop internationally.  Faced with these challenges, the management of environmental services – which are complex by nature – has assumed increased importance, and plays a key role in these companies’ performance. Increases in the price of energy, more stringent environmental regulations, the opening of the rail freight market and the increased importance of recycling and waste-to-energy recovery present new challenges to companies, but opportunities at the same time.

Within this context, we seek to partner with industrial clients in their search for enhanced performance and competitiveness, in both France and abroad. We offer clients innovative and customized outsourcing solutions, while building partnerships that are respectful of both employees and the environment. By following this approach, we have become the preferred partner of numerous industrial companies and won several industrial contracts over the past five years in both France and abroad.

A long-term commitment alongside municipal and industrial clients

One of our strengths is our ability to establish effective, long-term relationships with clients. Public authorities seeking to improve the environment for citizens must be able to rely on a partner that can develop a long-term presence in an area, who can permanently improve the functioning, for example, of a water treatment or production facility, a waste incineration or landfill facility, or an urban heating network, or who can manage the public transport network of an area, with the utmost concern for issues of security, cleanliness and the rights of employees.

Industrial clients, who are increasingly outsourcing the management of non-core activities, also desire to form long-term relationships. They therefore seek partners who can manage environmental services at their industrial sites for an extended period. These services include treatment of industrial effluents, utility production (vapor, compressed air, etc.) for waste-to-energy recovery and management of rail freight transport. Proper management of these services can often have an impact on the public at large, particularly when it comes to management of municipal contracts – making the choice of long-term partner all the more important.

Long-term contracts adapted to the needs of each client

In response, we have developed a high level of contractual expertise across our four divisions that allows us to commit to clients over the long-term. One example is the 50-year contract we entered into with the municipality of Shanghai. Over the past several years, we have demonstrated the ability to adapt our contracts to a variety of constraints in countries around the world while providing a broad range of services.

Long-term contracts provide a measure of visibility both to clients and to our shareholders.  For clients, whether they be public authorities or commercial or industrial companies, long-term contracts can also provide efficiency gains by providing them with a real partner for the future. Long-term contracts can lead to improvements in performance and productivity as part of a strategy that integrates, in addition to local factors, technical, labor and management considerations and, if necessary, financing of required infrastructure or investments.

Strong financing capability

We partner with clients in order to help them finance required infrastructure, investments and other work, which is made possible through long-term contracts and optimized operating performance. Accordingly, we have the ability, in particular through forming new partnerships and obtaining third-party financing, to help our clients realize their more ambitious projects. Such projects typically involve the water, waste management and energy services sectors.  At the same time, we have been able over the past several years to successfully realize our strategy for reducing net debt, despite this willingness to partner with clients for all of their financing needs.

Continuous research efforts

Our activities require substantial technical knowledge and specialized teams whose skills are constantly expanding. We have implemented a research program for all of our activities pursuant to which researchers are currently preparing for our group’s future. These researchers are in direct contact with our operating teams so that clients can benefit from the latest technological developments.

VEOLIA - Form 20-F | 9

Back to contents

Strong presence of operating teams on the ground

In addition to tailoring our contract provisions to the specific needs of each client, we also tailor our services to each client. Through call centers, our operating teams are quickly informed of any required responses.

In crisis situations, our operating teams have consistently shown their professionalism, commitment and solidarity, whether it be during the floods in Prague in 2003 or during the aftermath of the tsunami that struck southeast Asia on December 26, 2004.

In an original way then, we combine the advantages of being a large group with the ability to develop a local foothold for each of our operations.

Rigorous management adapted to business needs so as to protect shareholder interests

A constant effort to improve the return on capital employed is a key factor in ensuring the sustainability of our development strategy, as well as the promotion of shareholder interests. In order to do so, our operating and financial teams undertake new projects selectively, after having analyzed all of the risks involved as well as their distribution among parties. Further, these teams attempt to use any debt leverage effectively.

The favoring of organic growth, the frequent search for financial partners to help finance new developments and our strong market position all help towards the realization of these objectives.

Focus on sustainable development

Sustainable development is part of the very nature of our activities. It is for this reason that we have made it a part of our development strategy.  We partner with clients on a long-term basis in order to satisfy fundamental population needs, through an offering that seeks balanced development.

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

Our Strategy by Division

Water

Our water division, Veolia Water, will pursue further development of its water services throughout the world.  While doing so, it will strive to ensure the safety of drinking water, the conservation of natural resources and the protection of the environment.

The market for water services has the potential to grow worldwide, supported by four factors in particular:

•

population growth and higher urban density,

•

the strengthening of environmental and sanitary norms and regulations,

•

the growing acceptance of delegated public service management and public-private partnerships as alternatives to public management, and

•

the attempt by industrial clients to refocus on their core businesses.

Given this growth potential, we will selectively pursue our development in the water sector in order to optimize our use of resources, operating costs and profitability. As we do so, we will rely on our technical expertise, our experience in managing client relations and the mobilization of local teams on the ground in order to anticipate the future needs of public authorities. We will also continue to train our employees to meet the challenges of tomorrow.  Veolia Water’s increased technical expertise in various desalination methods and wastewater recycling in particular represents a major effort to adapt to ongoing changes in market conditions.

Going forward therefore, Veolia Water will seek to capitalize on the sustained opportunities for development worldwide, the maturing of its larger contracts and the productivity gains resulting from efficiency programs it launched in 2003 (relating to purchases, information systems and sharing of best practices).

Waste Management

Through Veolia Environmental Services, we seek to pursue our development as one of the world leaders in the waste management sector.  As is the case with our other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries.  As a result, capable experts who can provide services under cost-effective conditions and in accordance with environmental regulations are becoming more highly sought after.

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, we have the following priorities for our waste management division:

•

developing our waste treatment capabilities and widening our technological lead in waste treatment and recovery;

•

strengthening the offering to industrial clients by capitalizing on our mastery of the entire waste management chain, while seeking to generate synergies with our other operating divisions;

•

increasing the profitability of our activities by renegotiating tariffs, maximizing productivity and reducing structural costs; and

•

ensuring that all of our activities contribute to the development of high value-added services.

Energy Services

Through Veolia Energy Services (Dalkia), we seek to become the European leader in the energy services sector. In 2000, we entered into a strategic partnership in the energy services sector with EDF, a European leader in the production, distribution and sale of electricity, in order to be able to offer clients comprehensive energy services at the best possible price.

The opportunities in the sector are significant, due in particular to the opening of energy markets in Europe and the growing need for energy management services throughout the world.

Our development strategy for this division includes the following geographical priorities:

•

pursuing growth in Italy by participating in the trend toward market consolidation and by developing our offers to the private sector;

•

pursuing development in the area of large heating networks, particularly in France and in Central and Eastern Europe; and

VEOLIA - Form 20-F | 10

Back to contents

•

pursuing growth in North America by developing our presence in the management of networks, industrial utilities and shopping malls.

These development priorities will depend on our ability, in the context of deregulated energy markets in Europe, to offer innovative technical solutions that often combine our expertise in several areas. We will also attempt to promote our integrated outsourcing services to public clients as well as commercial and industrial clients, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Transportation

Through Veolia Transportation, we seek to be a leading European and worldwide private operator of public transportation services.

Between 2000 and 2020, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transport needs are expected to increase by 50% (source: International Association of Public Transport).  These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a foremost concern for the local authorities and inhabitants of large cities.  Accordingly, such changes should help to support Veolia Transportation’s future development strategy.

The challenge for us in the transportation market is to carefully control our development, by anticipating risks and identifying the priority areas for growth. We have therefore chosen to consolidate our presence in France and the rest of Europe, by profiting from the opening of various European markets to regulated competition.

In Europe, the markets in Germany and Central Europe in the area of railway transport in particular appear promising, while France appears a promising market as well in the longer term.  North America and Australia are also priority areas for growth, and we are carefully considering the market potential in China and Latin America, due to the opportunities they may present for the transportation division.

Finally, in order to diversify our business and take advantage of synergies with our other activities, we are pursuing development of ferry transport and rail freight transport, in the wake of European Union legislation that has authorized the opening of such markets.

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

Our operations are conducted primarily through four divisions, each of which specializes in a single business: Veolia Water (water), Veolia Environmental Services (waste management), Veolia Energy Services (Dalkia) (energy services) and Veolia Transportation (transportation). Through these divisions, we currently provide water to more than 108 million people, treat nearly 53 million tons of waste, satisfy the energy requirements of hundreds of thousands of buildings for our industrial, municipal and individual customers and transport approximately 2.5 billion passengers per year.  We strive to offer services to clients that span our four divisions, which are either packaged in the form of a single multiservices contract, or negotiated separately in the form of several contracts.

The following table breaks down our consolidated revenue for 2005 by geographic market and division, after elimination of all inter-company transactions.

(in millions of euro)*	Water	Waste Management	Energy Services	Transportation	Total
Europe	7,122.7	4,551.9	5,289.2	3,533.9	20,497.7
of which: France	4,413.1	2,901.0	3,205.6	1,734.0	12,253.7
Other Europe	2,709.6	1,650.9	2,083.6	1,799.9	8,244.0
Americas	647.0	1,434.9	81.5	411.7	2,575.1
Rest of the World	1,119.0	617.3	31.7	404.1	2,172.1
of which:Africa-Middle East	609.0	86.5	15.0	9.9	720.4
Asia-Pacific	510.0	530.8	16.7	394.2	1,451.7
Total	8,888.7	6,604.1	5,402.4	4,349.7	25,244.9
* Revenue from ordinary activities under IFRS.

The dates set forth below relating to new contracts we have won or renewed correspond to the date of announcement or signing of such contracts, or to the date of our commencement of operations under such contracts, depending on the circumstances.

Water

Through our water division, Veolia Water, the lead company of which is Veolia Eau – Compagnie Générale des Eaux, we are the world’s leading provider of water and wastewater services for public authorities and industrial companies. Further, Veolia Water, through its subsidiary Veolia Water Solutions & Technologies (f/k/a Veolia Water Systems) is the world leader in the design of technological solutions and the construction of structures necessary to perform such services.

With approximately 70,765 employees around the world3, Veolia Water serves more than 108 million people around the world and operates more than 4,400 contracts. Veolia Water has a permanent presence in 57 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic and Romania. It is pursuing targeted growth in Russia, Armenia, Slovakia and Hungary. Asia (China, South Korea and Japan) also remains an important target for development following the award of significant contracts with municipal and industrial clients during the past several years. Veolia Water has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Indianapolis. Finally, Veolia Water has established a presence in Africa, primarily in Morocco and Gabon.

With a network of research centers in France and abroad, Veolia Water has mastered numerous technologies and tools within the water sector.  As a result, Veolia Water is able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and resource preservation.

Combined with a strong local presence on the ground and more than 150 years of experience in the provision of services to public authorities and industrial clients, Veolia Water’s technical aptitude provides it with an important advantage in the water services market, which is extremely competitive.

Increased demand within the water services market has been driven substantially by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization or industrial clients.  New solutions, such as desalination (demonstrated by the entry into service at the end of 2005 of the Ashkelon sea water desalination plant in Israel) or re-use of treated water, may also be called for depending on an individual client’s circumstances.

1  As of December 31, 2005, including Proactiva’s 1,718 employees who are active in water activities.

VEOLIA - Form 20-F | 11

Back to contents

The following table shows the consolidated revenue and operating income of our water operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)*	2005	2004	Change2005/2004
Revenue**	8,888.7	7,777.4	+14.3%
Operating income	1,007.3	799.5	+26.0%
* Includes our share in the results of the water activities of Proactiva, our joint venture with FCC. ** Revenue from ordinary activities under IFRS.

Overview of Veolia Water

Veolia Water manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence.  Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances. These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others (discussed further under “—Contracts” below). They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of assets (except in the United Kingdom and Chile) and the head of water policy.  Further, recent legislative changes will allow us to integrate more elaborate mechanisms into our contracts to address increases in value produced under the contract and the division thereof (e.g., productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often call upon Veolia Water to manage customer relations; it has implemented specific services and information systems in response, which it continuously strives to improve.

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

Service Contracts for Public Authority and Industrial Clients

The main focus of our water business is on water and wastewater management services for public authorities and industrial clients.  Veolia Water provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Water also manages customer relations, providing billing services and call centers.

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

In France, Veolia Water operates in over 8,000 municipalities, supplying water to more than 24 million people and treating wastewater generated by approximately 16 million people.

Veolia Water continues to develop its service offerings for industrial clients using its local presence in various areas and its adapted service organization. It has accordingly become active within this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Veolia Water also contributes within VE Industries (as discussed further below) to the development of common service offerings of our group, in particular in Europe.

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Water is one of the world’s leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial clients. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations.

Veolia Water treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Water develops a complete range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents.  Veolia Water’s recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

Through Sade, Veolia Water also designs, builds, renovates and recovers urban and industrial potable water and wastewater networks and conducts related work in France and around the world.  Sade’s services cover each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from Sade’s experience in this domain.

Description of Activities in 2005

Veolia Water’s revenues increased by 14.3% compared to 2004, thanks to a high level of contract renewal in France, sustained internal growth outside of France, in particular in Europe (Braunschweig contract in Germany), and new large projects in Asia.

In France, contracts renewed in 2005 represent expected total cumulative revenues of more than 885 million euros, and include significant contracts with the cities of Boulogne-sur-Mer and Epernay. Accordingly, Veolia Water renewed a comparable number of contracts due to expire in 2005 as it did in 2004 (based on 2005 revenues). At the same time, Veolia Water lost 40 contracts (compared to 39 in 2004), representing less than 6 million euros in annual revenues. However, the award of new outsourcing contracts to Veolia Water and amendments to existing contracts so as to enlarge the scope of services provided thereunder managed to compensate for any loss of revenue that occurred due to public authorities’ deciding not to renew contracts in favor of direct management. The year 2005 therefore again demonstrated the confidence of public authorities in France in Veolia Water’s services.

In the rest of Europe, growth was strong generally during 2005, but especially in Germany, where Veolia Water began providing water distribution services and management of the municipal heating, electricity and gas network for the city of Braunschweig (Lower Saxony). The city of Braunschweig also awarded Veolia Water a contract for the management of the city’s wastewater services at the end of 2005, following a pan-European bidding process. In the Czech Republic, the municipality of Hradec Kralove awarded Veolia Water a contract for drinking water production and distribution, management of customer relations, and wastewater collection and treatment. In Italy, Veolia Water acquired interests in the water companies of Sicily and Calabria, and increased its stake in the company managing water services for the province of Latina. In Armenia, Veolia Water signed a contract for the management of water services in the capital of Erevan.

In the United States, Veolia Water signed a contract to provide wastewater treatment services at the military base of Fort Knox (Kentucky), and is participating actively in the repair of wastewater treatment plants in New Orleans following the damage caused by Hurricane Katrina (the financial impact of this natural disaster on Veolia Water’s accounts remains marginal). In Indianapolis, Veolia Water simultaneously obtained its ISO 9001 and ISO 14001 certifications.  This is the first time that a water services provider in the U.S. has been certified in both categories, for quality and environmental responsibility.

VEOLIA - Form 20-F | 12

Back to contents

In Ashkelon, Israel, Veolia Water began operation of the world’s largest reverse osmosis seawater desalination plant.

In China, Veolia Water pursued its development in partnership with Chinese investors with the gain of three major new contracts: (i) contracts to manage water services for the cities of Kunming (capital of Yunnan province in southwest China) and Changzhou (located in JiangSu province and approximately 100 kilometers from Shanghai), respectively, and (ii) a contract to modernize and operate a wastewater treatment plant for the city of Urumqi (capital of the Xinjiang Uyghur Autonomous Region).

In Australia, Veolia Water repurchased 47.5% of the capital of United Water from Thames Water, a subsidiary of RWE, which allowed it to hold 95% of United Water’s share capital as of July 1, 2005.  United Water is in charge of operating water and wastewater services for the city of Adelaide.

In 2005, Veolia Water Solutions & Technologies’ design and construction activity for new installations made significant progress, due to the maturing of contracts won during previous years and the consolidation for one full year of the companies acquired at the end of 2004 (Berkefeld and Wabag). There were also some important commercial successes during 2005. In France, Veolia Water designed and constructed a water treatment plant using ultra-filter membrane technology in Hay-Les-Roses, built a new purification station in Perpignan and designed and constructed a sludge treatment unit in Aix-en-Provence using humid oxidation technology.  In Luxembourg (Beggen), Veolia Water was awarded a contract to repair and enlarge a wastewater treatment plant.  In Hungary, Veolia Water will participate in the construction of a wastewater treatment plant in Budapest. In the United States, Veolia Water will build a wastewater treatment plant utilizing concentration through evaporation technology on behalf of an industrial client (Shintech). In the United Arab Emirates, Veolia Water will build a seawater desalination plant (Emirate of Sharjah). Veolia Water Solutions & Technologies also purchased the Weir Group’s water desalination activities (principally comprising the company West Parth based in Scotland) during the second half of 2005.

In Italy, Veolia Water sold its remaining interest in Bonna Sabla as well as its minority interest in Acque Potabili. At the end of 2005, Veolia Water also signed a contract to sell Berliner Wasser International (BWI); the sale is expected to close in 2006 following the satisfaction of certain conditions.

Finally, Veolia Water recorded solid earnings in 2005 due to the good performance of existing contracts across all geographical areas and in all business segments.  This success was also due to the continued pursuit of measures to enhance productivity (sharing of best practices, better use of information technology, etc.) and to the progress generated by the implementation of new technology during past years.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies2.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
City of Hay-les-Roses(SEDIF)	September	New	2 years	30 million	Construction of a water treatment plant using ultra-filter membrane technology.
Europe (outside France)
Public Authorities
City of Braunschweig (Germany)	January	New	16 years	5,600 million	Distribution of water, management of the municipal heating, electricity and gas network.
Sicily (Italy)	May	New	40 years	1,280 million	Operation of drinking water services.
City of Hradec Kralove (Czech Republic)	June	New	30 years	560 million	Production and distribution of drinking water, management of customer relations and collection and treatment of wastewater.
City of Beggen (Luxembourg)	June	New	2 years	25 million	Repair and enlargement of a wastewater treatment plant.
City of Braunschweig (Germany)	December	New	30 years	390 million	Management of wastewater services.
City of Erevan (Armenia)	December	New	10 years	160 million	Management of water services for the city of Erevan (1 million inhabitants)
City of Budapest (Hungary)	December	New	4 years	58 million	Construction of a wastewater treatment plant in Budapest.
Asia
Public Authorities
City of Changzhou (China)	September	New	30 years	675 million	Production and distribution of water and management of customer relations.
City of Urumqi (China)	September	New	23 years	260 million	Modernization and operation of a wastewater treatment plant.
City of Kunming (China)	November	New	30 years	1,110 million	Production and distribution of water and management of customer relations.
North America
Public Authorities
U.S. government	June	New	20 years	30 million	Management of wastewater and rainwater collection networks on the military base of Fort Knox at Radcliff.
Companies
Shintech (Louisiana)	October	New	2 years	30 million	Construction of a wastewater treatment plant utilizing concentration through evaporation technology.
Middle East
Public Authorities
Emirate of Sharjah	February	New	2 years	45 million	Construction of a seawater desalination plant.

Acquisitions and Divestitures in 2005

The main acquisitions and divestitures during 2005 consisted of the following:

•

the start-up of operations under the Braunschweig contract in Germany;

•

in Italy, the acquisition of stakes in water companies in Sicily and Calabria, as well as the acquisition of an additional stake in the company that operates water services in the province of Latina;

•

in Australia, the repurchase of 47.5% of the capital of United Water from Thames Water, in charge of operating water and wastewater services for the city of Adelaide;

•

the purchase during the second half of 2005 of part of the activities of the Weir Group by Veolia Water Solutions & Technologies;

2 Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Veolia Water under such contracts.   Accordingly, these amounts may differ from the amounts announced in earlier press releases.

VEOLIA - Form 20-F | 13

Back to contents

•

the sale of the remaining interest in Bonna Sabla as well as the minority interest in Acque Potabili in Italy.

Veolia Water created, acquired or integrated 92 companies during 2005, and liquidated or sold 25 companies. As of December 31, 2005, Veolia Water’s group (excluding Proactiva) included 591 companies (compared to 524 in 2004), of which 496 companies were fully consolidated, 76 companies were proportionally consolidated and 19 companies were accounted for under the equity method.

Waste Management

Through our waste management division, Veolia Environmental Services, we are the second largest operator in the world (in terms of revenue) in the area of waste collection, recycling and treatment. Veolia Environmental Services is the only company that handles waste in all its forms and at all stages of activity.  For example, Veolia Environmental Services manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authority and industrial clients.

With approximately 80,700 employees around the world1, Veolia Environmental Services operates in 35 countries. Veolia Environmental Services has partnered with more than 465,000 industrial and commercial clients4 and serves nearly 45 million inhabitants on behalf of public authorities.

During 2005, Veolia Environmental Services collected nearly 33.7 million tons of waste and treated nearly 53 million tons of waste (of which 49.6 million tons were non-hazardous household and industrial waste and 3.5 million tons were hazardous waste). As of December 31, 2005, Veolia Environmental Services managed approximately 659 waste treatment units.

The duration of Veolia Environmental Services’ waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from 1 to 5 years, while treatment contracts can range from 1 year (for services provided on sites belonging to Veolia Environmental Services) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

The following table shows the consolidated revenue and operating income of our waste management operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)*	2005	2004	Change2005/2004
Revenue**	6,604.1	6,214.4	+6.3%
Operating income	530.5	467.5	+13.5%
* Includes our share in the results of the waste management activities of Proactiva, our joint venture with FCC. ** Revenue from ordinary activities under IFRS.

Overview of Waste Management

Veolia Environmental Services furnishes waste management and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

In addition, Veolia Environmental Services conducts basic or more complex waste treatment operations in order to reduce pollution and transform waste for the following uses:

•

Veolia Environmental Services sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;

•

Veolia Environmental Services transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;

•

Veolia Environmental Services returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;

•

Veolia Environmental Services produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into one of three large categories of activity conducted by Veolia Environmental Services:

•

waste management services and logistics for local authorities and industrial companies;

•

sorting and recycling of materials; and

•

waste recovery and treatment through composting, incineration and landfilling.

Waste Management Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Veolia Environmental Services provides urban cleaning services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (India).  Veolia Environmental Services’ services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Veolia Environmental Services provides cleaning services to its industrial and commercial clients’ installations, including cleaning of offices and maintenance of production lines. In the commercial sector, it provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services extend to food-processing plants, heavy industry and high-tech sites, where Veolia Environmental Services offers specialized cleaning services (high pressure or extreme high pressure cleaning).  Veolia Environmental Services also offers cryogenic cleaning, and reservoir cleaning at refineries and petro-chemical sites in particular.  Finally, Veolia Environmental Services has developed emergency services to treat site contamination upon the occurrence of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Veolia Environmental Services provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.  Veolia Environmental Services can also provide services following accidents and other incidents involving liquid waste.

Veolia Environmental Services has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services.  Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Veolia Environmental Services’ subsidiaries that is specialized in the management of hazardous waste.

3 As of December 31, 2005, including Proactiva’s 6,919 employees who are active in waste management activities.

4 The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva’s activities, unless otherwise indicated.

VEOLIA - Form 20-F | 14

Back to contents

Treatment of Polluted Soil

Land redevelopment and the expansion of residential or commercial areas may occur in areas where the soil has been polluted through prior use. Veolia Environmental Services has specific techniques for treating each site, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning up accidental spills and restoring active industrial sites to be in compliance with applicable environmental regulations.

Collection

In 2005, Veolia Environmental Services collected approximately 33.7 million tons of waste on behalf of individuals, local authorities and commercial and industrial sites.  More than 45 million people around the world benefited from Veolia Environmental Services’ waste collection services.

Veolia Environmental Services collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste.  It maintains the cleanliness of green spaces and carries away “green” waste, such as dead leaves and grasses.

Veolia Environmental Services also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms).  In 2005, Veolia Environmental Services collected approximately 1.9 million tons of hazardous waste.

Veolia Environmental Services offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

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

Sorting and Recycling of Materials

Veolia Environmental Services treats waste with a view towards reintroducing such waste into the industrial production cycle.  Veolia Environmental Services' recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. As the use of separate containers has become more widespread, selective collection services have become well developed.

Veolia Environmental Services received approximately 6.8 million tons of solid waste at its 229 sorting and recycling units in 2005, of which 4.6 million tons were recovered, including 2 million tons of paper.  Veolia Environmental Services also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps.  Veolia Environmental Services works in partnership with upstream industrial customers and with Veolia Environnement’s CREED research center in order to develop new recycling activities.  Veolia Environmental Services sells or distributes recycled material to intermediaries or directly to industrial and commercial clients.

Veolia Environmental Services designs and develops recycling systems that enable its industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, thereby reducing waste management costs.

Recovery and Treatment through Composting, Incineration and Landfilling

In 2005, Veolia Environmental Services treated nearly 53 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Environmental Services and Veolia Water work together to recover sludge from wastewater treatment plants.  In 2005, Veolia Environmental Services recovered almost 1.9 million tons of waste at its 97 composting units. 207,000 tons of urban and industrial sludge were reintegrated by Veolia Environmental Services into the agricultural cycle through manure spreading.

Veolia Environmental Services’ “Biodiv” service includes an adapted container offer for the frequent collection and nearby composting treatment of organic waste produced by industrial companies, while guaranteeing the complete traceability of waste from its collection to its recovery in the form of high quality compost.

Waste-to-Energy and Incineration

Veolia Environmental Services treats approximately 9.4 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 68 waste-to-energy recovery and incineration plants.  Energy is generated from the heat created by incinerating waste at these plants.  Veolia Environmental Services uses this energy to supply district thermal networks or for sales to electricity providers. Waste-to-energy recovery is often the favored treatment solution in areas of high population density where there is insufficient space to construct landfills.

Landfilling and Energy Recovery from Waste

In 2005, Veolia Environmental Services treated approximately 30.9 million tons of non-hazardous waste in 143 landfills.  Veolia Environmental Services has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants.  Veolia Environmental Services currently has 124 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 54 landfills have recovery systems to transform biogas emissions into alternative energies.

Treatment of Hazardous Waste

In 2005, Veolia Environmental Services treated 3.5 million tons of hazardous waste, of which 906,000 tons were incinerated in 20 incineration units for specialized industrial waste, 732,000 tons were landfilled in 11 class 1 landfills and 1.6 million tons were treated in 52 units by physico-chemical or stabilization methods.  The remaining 312,000 tons were treated in 30 specialized recycling centers.

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and Onyx Environmental Services (in the United States), and thanks to its acquisition at the end of 2005 of the hazardous waste management activities of the Shanks group in the United Kingdom, Veolia Environmental Services has a worldwide network of experts enabling it to become one of today’s world leaders in treating, recycling and recovering hazardous waste.

VEOLIA - Form 20-F | 15

Back to contents

Description of Activities in 2005

Veolia Environmental Services’ revenues increased by 6.3% compared to 2004, due to the combination of moderate growth in France, despite unfavorable market conditions, and solid growth abroad (+8.2% compared to 2004), in particular in the United Kingdom, the United States and the Asia-Pacific region. Veolia Environmental Services did not lose any major contracts in 2005. Among the developments marking the year were the following:

•

Veolia Environmental Services became the leading hazardous waste management company in the United Kingdom, having acquired the Shanks’ group hazardous waste activities.  These activities include collection, sorting, transfer, treatment and disposal of hazardous liquid and solid waste. The acquisition includes six chemical treatment sites, seven transfer stations and two waste-to-energy incinerators. Veolia Environmental Services’ market share has thus increased from 18% to 30%, making it the leading company in this sector in England.

•

Also in the United Kingdom, Veolia Environmental Services was named as a preferred bidder for a 26-year contract for the integrated management of household waste in the County of Nottinghamshire (estimated total cumulative revenue of €1.2 billion). The contract would commit Veolia Environmental Services to achieving recycling and composting rates of over 50% by 2020 within the county (compared to an average rate of 18% currently in the United Kingdom).

•

Veolia Environmental Services was awarded a 3-year contract by the Alcatel group for the integrated waste management of electrical and electronic equipment (WEEE) across Europe. The contract falls under the framework of the European directive on WEEE, and covers the collection, dismantling, processing, recovery and recycling of WEEE from the sites of Alcatel and its clients in 27 countries in Europe (all EU member states as well as Norway and Switzerland).

•

In North America, Veolia Environmental Services won or renewed large municipal contracts and strongly developed its industrial services and hazardous waste activities.

•

In Asia, Veolia Environmental Services strengthened its position with public and private clients (see “—Principal Contracts” below). For example, Disneyland Hong Kong awarded Veolia Environmental Services with a 5-year waste management contract at its new theme park.

•

In Africa and the Middle East, Veolia Environmental Services won new contracts in Egypt (cleaning, collection and treatment of waste at the ports of Alexandria and Dekheila) and Abu Dhabi (management of cleaning services in the city center). In addition, the Governorate of Alexandria (which in 2001 awarded Veolia Environmental Services with a 15-year waste management contract) won third prize in the “Metropolis” (World Association of Major Metropolises) competition for global waste management and the cleanliness of its public places.

•

Building upon the joint initiatives that began in 2003, Veolia Environmental Services and the French Sailing Federation (FFV) signed a 3-year agreement to modernize approximately 480 French sailing schools.  Veolia Environmental Services has agreed to (i) collect and treat school waste (light sailboat wrecks, obsolete nautical equipment) that has accumulated over the past ten years, (ii) support FFV’s development of courses for sailing school instructors and students on protecting the nautical environment, and (iii) work with FFV to create teaching tools that make sailors more aware of the fragile nautical environment.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies5.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
SMITOM du Nord Seine et Marne	February	Renewal	13 years	182 million	Operation of a waste treatment channel and waste-to-energy recovery of household and other waste.
SITOM Nord Isère	August	Renewal (related to a new plant)	17.5 years (2.5 years of construction work and 15 years of operation)	113 million	Construction followed by operation of an incineration plant for household waste, as well as operation of a heating network.
Urban Community of Greater Nancy	October	Renewal	7 years	105 million	Management of household and other waste.
Paris	June	Renewal	3 years (plus 8 month extension)	76 million	Collection services.
Europe (outside France)
Public Authorities
Waverley Borough Council (United Kingdom)	October	New	7 years	31 million	Collection and recycling of municipal waste.
Companies
Fundia Ameringsstal AS (Norway)	January	Renewal	1 year	21 million	Sale of rail metal.
Shell (Germany)	June (date of commencement)	Renewal and expansion	2 years	21 million	Industrial and refinery maintenance.
North America
Public Authorities
Lee County, Florida (United States)	March	Renewal	5 years	52 million	Collection and municipal services.
Asia
Public Authorities
Foshan Gaoming Landfill (China)	December	New	30 years	270 million	Investment, design, construction and operation of a landfill for household waste.
Guangdong HWTC Phase 1 (China)	May	New	30 years	197 million	Design, construction and operation of a treatment center for hazardous waste.
Guangzhou Likeng 1 WTE Plant (China)	June	New	10 years	47 million	Operation and maintenance of a waste-to-energy recovery unit for household waste.
Ilan County (Taiwan)	December	New	20 years	44 million	Incineration of municipal waste.

5 Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Veolia Environmental Services under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

VEOLIA - Form 20-F | 16

Back to contents

Acquisitions and Divestitures in 2005

In 2005, changes in Veolia Environmental Services’ group of companies (acquisitions and divestitures) were limited in number and impact, having no material effect on Veolia Environmental Services’ consolidation scope.

In France, net changes in the scope of consolidation generated an additional €7.4 million in 2005.  In the United Kingdom, the acquisition of the hazardous waste activities of Shanks contributed €9.9 million to revenues.  In other European countries, net changes in the scope of consolidation led to a decrease of €10.7 million in revenues.

In total, net changes in the scope of consolidation accounted for less than 0.1% of Veolia Environmental Services’ consolidated revenues during 2005.

Energy Services

Veolia Energy Services conducts its activities through Dalkia, the leading European provider of energy services to companies and municipalities.  Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It seeks to profit from opportunities relating to the opening of gas and electricity markets in Europe, as well as from the increased preoccupation with sustainable development. Dalkia becomes a partner to its clients, helping them to optimize their energy purchases, improve the energy efficiency of their installations (both in terms of cost and atmospheric emissions) and profit from the trade in carbon dioxide emission licenses.

With approximately 47,000 employees around the world (as of December 31, 2005), Dalkia has a permanent presence in 35 countries, located principally in France and the rest of Europe.

Dalkia is partly owned by Electricité de France (EDF), which holds 34% of its share capital and with which Dalkia is developing joint international offerings for international customers and eligible clients in France (i.e., those that have the right to choose their electricity supplier freely, which currently includes all professional entities). Dalkia’s French operations are conducted through Dalkia France, a wholly-owned subsidiary of Dalkia.  Outside France, Dalkia conducts its activities through Dalkia International, in which it holds a 76% interest and EDF holds the remaining 24%.

The following table shows the consolidated revenue and operating income of our energy services operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)	2005	2004	Change2005/2004

Revenue*	5,402.4	4,919.8	+9.8%
Operating income	326.1	250.3	+30.3%
* Revenue from ordinary activities under IFRS.

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

On January 1, 2005, the European market for the exchange of carbon dioxide emission quotas was formed.  As a result, Dalkia must now manage its own quotas and those of certain clients.  In total, 238 installations in 11 European countries have been affected. Dalkia has formed a special organization to manage its activities in this new market.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large “district” heating and cooling networks.  Dalkia currently manages 650 district heating and cooling networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states.  Dalkia does not ordinarily own the networks it operates.  Rather, in most cases, public authorities own the networks and delegate to Dalkia the responsibility of managing, maintaining and repairing them.  The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide variety of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency.  Dalkia provides public, industrial and commercial customers with integrated energy services, which include installation design, construction and improvement, energy supply, installation management and maintenance. Dalkia provides customers with a large range of technical services and manages approximately 88,000 energy installations throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom. It has thereby developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and servicing of equipment.  Industrial utilities services generated 26% of Dalkia’s revenue in 2005.

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

Street Lighting Services

Citélum, a subsidiary of Dalkia, has acquired a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures.  In France, Citélum operates and maintains the lighting for the Paris beltway.  During 2004 (“The year of China in France”), Citélum provided lighting services for the Eiffel Tower in Paris and the Forbidden City in Beijing. In 2005, Citélum pursued its development in Asia, where it created a subsidiary (Citélum

VEOLIA - Form 20-F | 17

Back to contents

Shanghai) to provide artistic lighting services for important architectural works and sites. It also renewed and won several contracts in France, including the operation and maintenance of 8,000 light points and street lighting services for the city of Troyes.

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Water, including maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2005

Dalkia’s revenues increased by 9.8% compared to 2004, due to the combination of solid growth in France due to rising energy prices related to its thermal activities in particular, and strong growth abroad as a result of the full effect of contracts recently won in Central Europe (Poland, Hungary, Romania). In 2005, Dalkia won several contracts, among which the principal ones are:

•

In Poland, the finalization of a contract with the Polish Ministry of Finance to acquire ZEC Lodz, the company that manages urban heating for the city of Lodz, the second largest city in Poland.  ZEC Lodz had revenues of €167 million in 2004.

•

In France, Dalkia signed its first contract to market and sell carbon dioxide quotas, with the municipality of Nimes. The goal is to use the sale of the carbon dioxide quotas to finance the transition to natural gas of the heating networks in western Nimes (involving 6,000 residences). The carbon dioxide quotas are available for sale thanks to a change in combustible fuel (using gas that is cleaner than heavy fuel) and an improvement in the energy efficiency of equipment.

•

In China, a memorandum of understanding signed in 2005 led to the signing of Dalkia’s first contract in China at the beginning of January 2006.  This contract involves the operation of the air-conditioning system and hot water network on the world's largest university campus, in Guangdong.

•

In the United States, Dalkia signed an agreement to acquire a steam distribution network in Cambridge, Massachusetts following a competitive bidding process. Located in the high-tech corridor near Harvard University and the Massachusetts Institute of Technology (MIT), the network supplies process steam to global leaders in biotechnology and pharmaceuticals. Dalkia will seek to record revenue of at least US$9 million in its first full year of operation in this high potential region.

Dalkia renewed approximately 81% of its contracts due to expire in 2005. These include a contract to operate installations at Metz Thionville (estimated annual revenue of €2.8 million over 13 years), as well as a contract to manage energy services at the Rangueil hospital in Toulouse (estimated annual revenue of €1.5 million over 14 years).  These two contracts also involve the installation of co-generation plants. Finally, in Sweden, Dalkia renewed and expanded its multi-technical services contract at Volvo’s Torslanda site.

Dalkia lost contracts representing approximately 2% of its consolidated revenues. Among those not renewed were contracts with Kodak at its Chalon site (given the site’s closing) and a delegated public service management contract for the heating network in Borny, Metz.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies6.

6 Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Dalkia under such contracts.    Accordingly, these amounts may differ from the amounts announced in earlier press releases.

VEOLIA - Form 20-F | 18

Back to contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue(in euros)	Services to be Provided
France
Public Authorities
CHU of Rouen	July	New	14 years	56 million	Production and distribution of heating and cooling for the hospital of Rouen using a co-generation facility. The heating and cooling network will also supply city housing and city hall.
Nimes	August	N/A	N/A	N/A	Sale of carbon dioxide emission quotas to finance the transition to natural gas of the heating networks in western Nimes.
Companies
Arjo Wiggins	July	New	12 years	135 million	Construction and operation of a 10 MW co-generation facility to furnish 340,000 tons of vapor per year.
Rodamco Europe in Lyon (manager of a shopping mall”La Part-Dieu” and the Crédit Lyonnais tower)	January	New	10 years	20 million	Supply of urban heating and cooling through the “Grand Lyon” network and of electricity to shopping mall “La Part Dieu.” Multi-technical maintenance for the Crédit Lyonnais tower.
Rest of World (outside France)
Public Authorities
European Parliament of Brussels	October	New	5 years	25 million	Technical maintenance of European Parliament building in Brussels.
University Campus of Canton	January 2006	New	2 years	2 million	Operation of air-conditioning system and hot water network.
Omskirk Hospital	February	New	30 years	60 million	Installation and operation of a new co-generation facility.
Region of Ligurie (Italy)	January	New	10 years	130 million for Siram (out of a total of 440 million)	Management of energy services for 30 hospitals in the Ligurie region (8,000 beds).
Lodz (Poland)	August	New	N/A	2004 Revenues: 167 million	Acquisition from the Polish Ministry of Finance of ZEC Lodz, the company that manages urban heating for the city of Lodz, as well as the production of heat and electricity through co-generation.
Cambridge, Massachusetts (U.S.)	September	New	N/A	Expected Revenue: 9 million per year	Acquisition of a steam distribution network in Cambridge, Massachusetts.
Companies
Diageo (Runcorn, UK site)	May	New	15 years	45 million	Construction and operation of a new utility plant (vapor, compressed air, cooling, treated water, carbon dioxide).
Pfizer (Italy)	January	New	5 years	15.5 million	Global building management for Pfizer’s headquarters in Rome.
Liverpool Stores (Mexico)	January	New	5 years	17.8 million	Energy management and multi-technical operation of the group’s 17 department stores.
West Plaza Shopping Mall (Brazil)	October	New	7 years	12.95 million	Energy management and global building management for shopping mall.

Acquisitions and Divestitures in 2005

In Latin America, Dalkia ES and Mexican group IGSA combined to form IGSA Solutions. In Chile, Dalkia took control of Conade, thereby doubling the size of its business in this country. In Israel, Dalkia acquired Kalorit at the beginning of the year to form Dalkia Energies Services. In Poland, Dalkia acquired ZEC Lodz, the company that manages urban heating for the city of Lodz, as well as the production of heat and electricity through co-generation. In Sweden, Dalkia reinforced its position in the industrial market by acquiring Unite. Finally, in 2005 Dalkia sold its facility management contracts in Germany as well as its nuclear maintenance activities in France.

In total, over the course of 2005, Dalkia created or purchased 49 companies, and sold, liquidated or merged 27 companies.  As a result, as of December 31, 2005, Dalkia held 387 consolidated companies, of which 181 were non-French.

Transportation

Through our transportation division, Veolia Transportation, we are one of the world’s leading private operators of public ground transportation. Veolia Transportation operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. Veolia Transportation has been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transportation estimates that the portion of the worldwide transportation market presently open to competition stands at €50 billion, and that the portion not yet open to competition (thereby offering development potential) stands at €250 billion. The opening of transportation markets that has occurred over the past several years has been particularly pronounced in Europe, but has occurred on other continents as well.

Moreover, the worldwide trend of population movement towards urban areas increases the need for collective transportation services, thereby strengthening the market potential of areas that Veolia Transportation seeks to service.

At the end of 2005, Veolia Transportation had approximately 72,300 employees around the world.  It has a presence in 26 countries, and conducts its activity mainly in Europe. While continuing to strengthen its position in France, Veolia Transportation benefits from a strong presence outside of France as well, where it earns approximately 60% of its revenues. In 2005, Veolia Transportation pursued development in North America and Europe.

Veolia Transportation estimates that it provided transportation to approximately 2.5 billion travelers in 2005, and that it managed contracts with approximately 5,000 public authorities.

The following table shows the consolidated revenue and operating income of our transportation operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)	2005	2004	Change2005/2004

Revenue*	4,349.7	3,588.7	+21.2%
Operating income	114.1	31.4	+263.3%
* Revenue from ordinary activities under IFRS.

VEOLIA - Form 20-F | 19

Back to contents

Overview of Transportation

Veolia Transportation primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities. The public authorities with which Veolia Transportation contracts generally own the heavy infrastructure Veolia Transportation uses and typically establish schedules, routes and fare structures for the networks that Veolia Transportation operates and manages. Veolia Transportation primarily conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements.  Each contract between a public authority and Veolia Transportation determines the relationships between the two parties, including payment to Veolia Transportation and the risks to be borne by each party, and typically lasts for a set period.  Because the fares Veolia Transportation charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Veolia Transportation with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transportation is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France).  Veolia Transportation’s management contracts generally last from 2 to 12 years, except for those that take the form of “operating concessions”, which last approximately 30 years on average.

Veolia Transportation’s activities can be broken down into four principal categories: (i) city transportation (urban, urban beltway and other supplementary transportation services), (ii) intercity and regional transportation, (iii) passenger information services, and (iv) industrial markets.

City Transportation

Veolia Transportation operates a number of bus networks, suburban trains, tramways and metros and provides customized services as well.  Veolia Transportation is either partially or fully responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), conducting marketing efforts and managing customer service.

In many urban areas, Veolia Transportation provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority for a region.  Veolia Transportation also offers special integrated transportation services within networks managed by several different operators in an urban area, including the suburbs of Paris, Rouen, Saint-Étienne, Stockholm, Sydney and Düsseldorf, among others.

Veolia Transportation operates ferry-boat services to complement its bus services in various urban areas.  It does so in Toulon (France) and Göteborg (Sweden), for example.

Urban and Urban Beltway Transportation

In France, Veolia Transportation operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy and Bordeaux.  Veolia Transportation is also the operator of the bus networks in Nice, Toulon (where tramway infrastructure is currently being installed as well) and approximately 40 other French cities.  Veolia Transportation has a strong presence in the Ile-de-France region, where it operates numerous bus lines.  It is the main private operator in the region, operating the networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Veolia Transportation operates tramways and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping and Stockholm (Sweden). Veolia Transportation also operates the Stockholm metro, as well as bus lines in Scandinavia, the Netherlands, Switzerland, Czech Republic, Estonia and numerous cities in Poland.

Veolia Transportation operates transportation services in several cities in Spain and Portugal through FCC Connex Corporación SL, which is jointly-owned by Veolia Transportation and CGT (a subsidiary of FCC).  Through this entity, Veolia Transportation operates the Barcelona tramway and the urban transport network for the city of Pampelune. Detren, a rail subsidiary of FCC Connex Corporación, is also a 10% shareholder of Tranvia de Parla SA, which in June 2005 was awarded the concession for operating the tramway in Parla (in the suburbs of Madrid) for a period of 38 years.

In the United States, Veolia Transportation provides bus transportation services principally in California, Arizona, Nevada (Las Vegas), Colorado, Texas, Maryland and Virginia. Veolia Transportation and its partners in the Massachusetts Bay Commuter Railroad Company (the Bombardier group and a local partner, ACI) manage suburban trains in the Boston area. Veolia Transportation also manages suburban trains in Los Angeles (Metrolink).

In Canada, Veolia Transportation provides transportation services in the south suburbs of Montreal, as well as bus services in York (Ontario) since September 2005.

In Australia, Veolia Transportation operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney.  It also operates bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transportation operates trains in the suburbs of Auckland.

In the rest of the world, Veolia Transportation operates through partnership with other operators a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia) and bus lines in Israel and Lebanon. In Israel, Veolia Transportation is also part of the consortium that has been awarded the concession for the future tramway of Jerusalem.

Supplementary Services

Veolia Transportation offers innovative transportation services in certain cities that supplement traditional transportation networks.  For example, in France, Veolia Transportation offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montluçon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States).  Veolia Transportation also manages all of the on-demand transportation services in the Nord Brabant region of the Netherlands.

Veolia Transportation manages taxi services in the Netherlands and the United States, in particular in Baltimore and Denver.  It provides transport for persons with reduced mobility in Bordeaux and other regions of France, in Canada and in the United States (“paratransit”), in particular California, Arizona, Nevada, Texas, Maryland and South Carolina.

Intercity and Regional Transportation

Veolia Transportation provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transportation is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

Further, Veolia Transportation continues to develop ferry transport service in areas such as Finnmark and Norrland (Norway, since 2005) and Zeeland province (Netherlands).

In France, Veolia Transportation has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country.  Veolia Transportation also operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities or sub-contracts with the Société Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Veolia Transportation has a strong presence in Germany, Denmark, Norway, Sweden, Finland, Slovenia, Slovakia, Belgium, Spain, the Czech Republic and the Netherlands. Through Eurolines, a company in which Veolia Transportation has a 100% interest since March 2005, Veolia Transportation provides transport by motorcoach on regular international routes throughout Europe.

VEOLIA - Form 20-F | 20

Back to contents

Passenger Information Services

Growth in Veolia Environnement’s transportation business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger usage of its networks, Veolia Transportation’s efforts focus on adequately matching service offerings with demand for these services, and developing local information services relating to transportation systems for travelers.

Accordingly, Veolia Transportation has developed the “Optio” system, a service that provides anyone who wants to use public transport in a region (regardless of the operator) with the information that they need.  The service involves use of a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP. The “Optio” system currently operates in the department of Oise in France.

In addition, Veolia Transportation has developed “Connector Plus”, a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones. Veolia Transportation has also installed the “Connector Plus” system in Stockholm.

Veolia Transportation has also recently created several internet sites that allow users to find their itineraries on local transportation systems in France and Australia.

Industrial Markets

Beyond the personnel transport services provided by numerous subsidiaries in France and the rest of Europe, Veolia Transportation is present in two areas of industrial activity which represent nearly 4% of its revenues: rail transport (freight transport and management of industrial rail junctions with related logistics) and airport services. Veolia Transportation has created a dedicated subsidiary, Connex Industries (which became Veolia Cargo at the end of February 2006), for the purpose of grouping its European activities in these areas, as well as specialized national subsidiaries in France, Germany and the Netherlands.

Rail Transport

In the area of freight transport, Veolia Transportation operates a number of regional freight trains in France under sub-contract with SNCF, and offers rail transport services for long distance freight in Germany through its subsidiary Connex Cargo Logistics GmbH. After the opening of the rail freight market to competition in France, CFTA Cargo obtained its license as a rail freight operator and its first security certificate, allowing it to market itself directly to international clients, with services to be provided on rail freight corridors throughout Europe. Veolia Transportation obtained its own license as a rail freight operator in 2005.

In the area of industrial rail junctions and related logistics, Veolia Transportation manages junctions in France and Germany for large industrial customers (in particular in the steel and refining industries) with factories that are linked to a national rail network.

Airport Services

This activity covers a range of services to airlines (freight transport on the platform of Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by VE Airport, 60% of the share capital of which is owned by Veolia Transportation. Veolia Transportation also manages transport services within airports for airline passengers.

Veolia Transportation intends to develop its industrial market activities by relying on Veolia Environnement’s existing client network.  It will focus in particular on those industrial market activities that will help to enrich the Group’s offerings and constitute a growth area for Veolia Transportation.

Description of Activities in 2005

Veolia Transportation’s revenues increased by 21.2% compared to 2004, due to strong growth in France in the areas of urban and intercity transport, as well as growth abroad resulting from the full effect of the contract in Melbourne and recent developments in the United States (acquisition of ATC in particular).

Veolia Transportation renewed or won a large number of medium-sized contracts during 2005; no significant contracts were lost.  The following were some of the highlights of 2005:

•

In France, the community of Le Havre renewed its contract with Veolia Transportation for the operation of its urban transport network for a period of 6 years (estimated total cumulative revenue of €200 million). This was the largest contract due to expire in France during 2005;

•

Veolia Transportation won the first contract for private rail freight transport between France and Germany. The contract was signed in April 2005 for a 5-year term (estimated total cumulative revenue of €10 million);

•

In Toulouse, France, the city abandoned the competitive bidding process for a contract to manage its transport network, preferring to reassume direct management of services as of January 1, 2006;

•

Following a private tender offer, RTM (Régie des Transports de Marseille) chose Veolia Transportation to join a group that will consult on the construction of the first tramway line in Marseille. The private tender was launched by Marseille Provence Métropole in September 2005, and a contract was signed later that month.  RTM manages the urban transport network of Marseille;

•

In Germany, Connex Cargo Logistics GmbH signed an agreement in January 2005 pursuant to which it now holds 65% of the company DE Transport GmbH, which provides rail freight transport for Thyssen-Krupp and for other industrial customers in the Dortmund port zone. Connex Cargo Logistics also acquired 19% of DE Infrastruktur (which is the owner of various infrastructure) pursuant to the same agreement. The annual revenues generated by these two different entities total approximately €25 million.

Finally, Veolia Transportation established a presence in Slovakia during 2005 and returned to the United Kingdom through its acquisition of Bebb Travel plc (bus activities).

VEOLIA - Form 20-F | 21

Back to contents

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies7.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue(in euros)	Services to be Provided
France
Le Havre	December	Renewal	6 years	200 million	Operation of urban transport network for the community of Le Havre.
Roanne	November	New	7 years	37 million	Operation of urban transport network for the community of Roanne.
Conseil Général des Cotes d’Armor	August	Renewal and expansion	10 years	80 million	Operation of inter-urban transport for the Cotes d’Armor region.
Conseil Général de la Somme	August	Renewal	7 years	84.35 million	Operation of inter-urban and school transport in nine areas within the La Somme region (nine contracts total).
Europe (outside France)
Germany	October	Renewal	12 years	480 million	Rail services in Lower Saxony.
Germany	July	New	7 years	42.7 million	Rail services in the Haller Willem region.
Finland	December	Renewal and expansion	5 years (+ 2 year option)	31.5 million for 5 year-term	Operation of bus lines in the Helsinki region.
North America
York (Canada)	March	New	5 years	53.75 million	Operation of express right-of-way bus network in York (suburbs of Toronto).
Denver (U.S.)	May	New	3 years (plus 2-year option)	21.6 million (for 3 years)	Operation of a second bus network in the city of Denver (package 17).

Acquisitions and Divestitures in 2005

During 2005, Veolia Transportation reorganized its activities in Europe.  A “Central Europe” zone was created through the transfer of Connex Northern Europe AB’s (CNE) activities in Central Europe to Connex Central Europe GmbH (CCE). CNE therefore transferred its Czech, Polish, Slovenian and Hungarian subsidiaries to CCE (and will soon do the same with its Slovakian subsidiary). German and Austrian subsidiaries are held by Connex Verkher GmbH (a direct subsidiary of Veolia Transportation) and Swiss subsidiaries are held directly by Veolia Transportation; from an operating point of view however, all of these subsidiaries depend on CCE.

In March 2005, Veolia Transportation acquired the remaining 50% of the share capital of Eurolines that it did not already hold, for approximately €22.6 million.

In June 2005, Veolia Transportation sold its French subsidiary, CBM, which specializes in the purchase and resale of passenger transport vehicle parts. CBM was sold to the investment fund Natexis Investissement and its managing team, by way of a leveraged buy-out. The sale price was approximately €31.5 million.

In August 2005, Veolia Transportation acquired an 83.14% interest in the Norwegian company Helgelandske AS, for approximately €19.5 million.  An adjustment to the purchase price is currently being determined.

In September 2005, Veolia Transportation acquired the group ATC/Vancom, which operates regular bus lines, inter-regional transport lines and shuttle services in the United States.  The purchase price was approximately €77.7 million.

In total, over the course of 2005, Veolia Transportation created or purchased 57 companies, merged 20 companies, sold 2 companies and liquidated 9 companies. As a result, as of December 31, 2005, Veolia Transportation held 455 consolidated companies (compared to 429 in 2004).

Development of Synergies: Multiservice Contracts to Benefit Industrial and Commercial Clients

Outsourcing and Multiservices Market

We believe that our position in the environmental services market for industrial and commercial customers has allowed us to take advantage of the synergies that exist among our four divisions. The growth in this market, estimated to be greater than 10% per year, was initially driven by the development of outsourcing, as industrial companies sought to outsource certain peripheral activities to external service providers.  This outsourcing trend covers all of our businesses, including energy services, water services, waste management services, on-site management of rail junctions and rail freight transport.

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

Our largest multiservices contract, signed in 2003 with PSA Peugeot Citroën, provides a good illustration of the synergies that are possible.  The subsidiary created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, involving more than twenty different activities. By delegating such a broad range of activities to us, PSA Peugeot Citroën is able to ensure the regulatory compliance of its sites, while realizing significant savings. These savings largely result from an overhaul of the previous organization and work plan, the implementation of skill training programs, the reassumed management of activities that were previously subcontracted, and the implementation of a new energy policy.

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

Later, contract performance may be entrusted to an ad hoc company formed by the divisions involved in the project, in particular when we decide to utilize the personnel of one of our industrial clients.

7 Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Veolia Transportation under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

VEOLIA - Form 20-F | 22

Back to contents

Multiservices Business Activity

Our activities within the multiservices market are principally organized around eight major contracts, which together generate revenues of more than €300 million annually and are expected to generate total revenue over the life of such contracts in excess of €2.6 billion. The average length of these contracts is eight years.

The multiservices market has a strong international dimension, in particular with respect to our industrial clients, such as Arcelor in Brazil and PSA Peugeot Citroën in Trnava (Slovakia), which have sought to construct new plants outside of France.

Within France, our most significant multiservices contract is with PSA Peugeot Citroën. This contract involves the provision of environmental services to PSA Peugeot Citroën’s sites in Belchamp, Mulhouse, Sochaux and Vesoul. Environmental services provided cover the entire range of our abilities, and include: production and distribution of energy and fluids, general and technical cleaning, operation of industrial waste channels, water treatment, management and disposal of empty containers, management of rail lines and locomotives, electricity distribution and management of technical equipment. Société d’Environnement et de Services de l’Est (SENSE), a joint subsidiary of our company and PSA Peugeot Citroën, is in charge of managing this 10-year contract signed in 2003 (estimated total revenue of more than €1 billion).

In 2005, we signed a new contract with PSA Peugeot Citroën to operate utilities, clean and treat waste and manage rail traffic at its new automobile manufacturing plant at Trnava in Slovakia (see table below). We also signed a 7-year contract at the end of 2005 with chemical group Schenectady, with estimated total revenue of approximately €14 million (see table below).

We continue to operate contracts previously entered into with Arcelor (in Montataire-France and in Brazil), Novartis (in Basel-Switzerland), Futuroscope (in Poitiers-France), Visteon (in Germany) and Corus Packaging (in the United Kingdom).

Multiservices Contracts Signed in 2005

We entered into the following multiservices contracts in 2005 with industrial clients8:

Company	Location	Month of Signature of Contract	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
PSA Peugeot Citroën	Trnava (Slovakia)	March	8 years	65 million	Production and distribution of energy and fluids, management of industrial waste, general and technical cleaning, water treatment, electricity distribution and management of rail traffic.
Schenectady	Béthune (France)	December	7 years	14 million	Production of vapor and compressed air, management of hazardous and non-hazardous waste and management of bio-station.

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

With regard to the provision of environmental services to industry in particular, our main competitor is Suez, which provides a range of services including energy, water and waste management. Certain actors in the industrial sector are also trying to enlarge the scope of their business to include the provision of environmental services. In particular, the subsidiaries of certain energy producers (such as Cofatech, a subsidiary of GDF, as well as subsidiaries of RWE) have been active in doing so. Companies specialized in electronic installation, such as Faces (a subsidiary of Cegelec) have also expanded their environmental services offering.  We anticipate that other enterprises that compete with us in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

With regard to the provision of environmental services to public authorities, there has been a tendency in France over the last few years to return the provision of such services to local government control, which has reduced the number of delegated management contracts available in the market. Nevertheless, this tendency has remained fairly limited. In Germany, Stadtwerke plays a strong role in the environmental services market (in the areas of water, waste management and energy services). In numerous countries in Eastern Europe, however, markets are slowly opening to competition, albeit partially.

Finally, new actors from the public works and building sectors may begin to offer services in the market following completion of large and/or extensive investments, which in turn require the provision of services (e.g., construction of a hospital which then requires ongoing maintenance of technical services). These new actors may provide services within the context of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by a new regulation dated June 17, 2004. The emergence of such new actors is a natural outgrowth of a market in which ownership of infrastructure constructed to support the provision of comprehensive environmental services often reverts back to the client at the end of a contract’s term.  For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a true competitive presence in the market.

Water

Through Veolia Water, our principal competitors in the water sector in 2005 were Suez (through its subsidiary Ondeo) and RWE. In November 2005, RWE announced that it would seek to sell its interests in two of its main subsidiaries: Thames Water in the United Kingdom and American Water in the United States. On the other hand, General Electric (through Ionics) and Siemens (through Siemens Water Technologies) have announced their ambition to establish a presence in India, China and the Middle East in the area of water treatment technology.

At both national and regional levels, Veolia Water has a number of local competitors, particularly in the building and public works sectors. Examples of such competitors include Saur in France, FCC (which is pursuing further development internationally), and Agbar in Spain. In the United States, competitors include American Water (a subsidiary of RWE) and United Water (a subsidiary of Suez).  In Asia, various conglomerates (Marubeni, Mitsui, Kerry Utilities, Cheung Kong Infrastructure) have attempted to form partnerships in order to conduct water activities. Further, Veolia Water faces competition locally from public establishments and local mixed public-private companies.

Waste Management

Through Veolia Environmental Services, our principal competitors in the waste management sector are either solely regional, or they cover only one part of the sector in which Veolia Environmental Services operates.

In Europe, where Veolia Environmental Services conducts the majority of its waste management activities, the principal competitor is Suez, acting through its subsidiary SITA.

Veolia Environmental Services may expand further in North America as well, where its principal competitor is Waste Management.

8 Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005.  Accordingly, these amounts may differ from the amounts announced in earlier press releases.

VEOLIA - Form 20-F | 23

Back to contents

In Latin America, Veolia Environmental Services’ operations are concentrated in Brazil and Mexico, where it primarily competes with Suez and a variety of local companies.

In the Asia/Pacific region, Veolia Environmental Services’ main competitors are Cleanaway and Suez (acting through SITA), as well as various local companies.

Energy Services

The energy services market has many actors and we, through our division Veolia Energy Services (Dalkia), therefore face very dispersed competition. We believe that the only three companies with a strong international presence and a diversified and complete range of services in this market similar to our own presence and services are Suez (Elyo), RWE and Cofatech (GDF).

In the commercial sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, restoration, etc.) seeking to expand their offering to include multi-technical services, and from technical maintenance companies focusing on electronic installation in particular.

Transportation

Through Veolia Transportation, our principal competitors in the transportation market are large private operators, primarily French or British, and public monopolies that conduct their activities in open markets. Our principal private operator competitors at the international level are the British groups First Group, National Express, Stagecoach, Arriva and Go Ahead, and French groups Kéolis (which counts the SNCF as an industrial partner and shareholder, though 53% of its share capital is held by 3i, an investment fund) and Transdev (a subsidiary of the Caisse des Dépôts et Consignations, which has an alliance with the French metro operator, RATP). Among Veolia Transportation’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and, in France, the RATP and SNCF.

In North America, the transport company MV has adopted an aggressive pricing strategy that now positions it as a competitor, along with Veolia Transportation’s historical competitors in the market that include Laidlaw and the subsidiaries of the British groups First Group, National Express and Stagecoach.  In the area of rail transport, Amtrak’s persistent budget difficulties have further opened the market to delegated private management.

In Asia, we anticipate that groups in China (Hong Kong) and Singapore may in the long-term become new competitors in an increasingly dynamic transportation market.

Contracts

We provide a range of services either directly to the customer making the request—for example, in connection with an outsourcing agreement we have with a public authority or industrial or commercial company—or indirectly on behalf of such customer for the benefit of a third party—for example, in connection with the delegated public service management of a drinking water production and distribution service or management of an urban heating and cooling network.  The services we provide are often vast and multi-functional, requiring adequate employee infrastructure and specialized resources. They may also require management of works or infrastructure that are technically complex—an example would be a wastewater treatment network and purification plant or an industrial co-generation facility.  These works or infrastructure may either be provided by the client, or we may finance and build the infrastructure ourselves.

Our services to the public provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport, production and distribution of heating and cooling through urban networks and energy services.  In numerous countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is charged not only with implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

-

the public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management), thereby limiting the number of projects granted to private operators like us and leading most often to shorter-term contracts, or

-

the public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the latter, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary to provide the services.  The public authority may also request that the third party finance and construct any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies  or other public entities.

Based on the different ways in which public authorities choose to manage the provision of public services, we have developed various types of contracts to respond to their specific requirements.  The contracts we employ generally fall into one of two categories, depending on whether we are entrusted with total responsibility for provision of a public service and whether we have a financial and commercial relationship with end users:

-

the public authority chooses to directly manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works, to whom it pays a set price under contract.  Alternatively, the public authority may prefer a more expansive contract involving construction and management of services, which may include financing of required infrastructure.  These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts (for example, a contract for building, financing and operating a water purification plant), or from now on in France as “partnership contracts”, or

-

the public authority entrusts a company with the responsibility for the full provision of a service, with the latter assuming all or part of the operational risks. Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for and free to implement the means necessary to provide the service, but must do so in accordance with the terms set by the public authority in respect of expected performances and prices charged to end users. This is the logic of “delegated management”, “concession” and Build, Own, Operate contracts, under which the entity that assumes management also assumes the “risks and perils” or “risks and advantages” to the extent its compensation is substantially a function of its operating results.

In certain countries, public authorities may also choose to be as little involved as possible in the provision of public services to inhabitants, choosing instead only to regulate the activities of the private provider. This creates opportunities for us as well, most often through acquisition of the private operator that is already serving a given region.

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

At the same time, France has adopted a new regulation dated June 17, 2004 that permits the development of  “partnership contracts”. This new legal form of contract allows a public authority to entrust a private operator with full management of public services, including construction and financing.  The private operator is then compensated by the public authority following completion of various agreed upon performances.

Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation.  All such contracts have, in most cases, the common feature of being long-term agreements.

VEOLIA - Form 20-F | 24

Back to contents

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

We believe that our activities are not materially dependent on any one industrial, commercial or financing contract. We also believe that we are not materially dependent upon any particular contract or customer.

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

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/EC of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/EC of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants.

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

In France, pursuant to the provisions of the Environment Code (articles L. 511-1 et seq.) relating to registered installations for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/EC of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular. In connection with the application of this directive in France, conformity studies were submitted to local French authorities in charge of the supervision of each relevant installation in June 2003, in order to determine the necessary corrective measures to be implemented by the end of 2005.

At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states are required to prohibit the uncontrolled discarding, discharge and treatment of waste pursuant to these directives. Several existing European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste. Further, the European Union has, through directive 2003/87/EC of October 13, 2003, implemented a quota system for the emission of greenhouse gases targeting carbon dioxide in particular. Our waste management business is excluded from the first phase (2005-2007) of this directive, but may be targeted subsequently, and may as a result establish procedures to reduce methane and carbon dioxide emissions.

The major statutes governing our waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “CERCLA” or “Superfund”), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which we operate also has its own laws and regulations governing the generation, collection and treatment of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfills and other hazardous and non-hazardous waste management facilities.

Energy Services

Our energy-related activities in Europe (primarily the supply of energy services involving thermal and independent energy) are subject to directives and regulations that seek to control environmental impact and risks. One such directive of October 23, 2001 establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

European regulation 2037/2000/EC of June 29, 2000 sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro chlorofluorocarbon that are used in cooling plants.

European directive 97/23/EC of May 29, 1997, aimed at harmonizing member state legislation in the area of pressure equipment, imposes various security requirements for the design and manufacturing of such equipment, and requires that it be inspected for proper use.

With respect to European directive 2003/87/EC of October 13, 2003 on greenhouse gases and carbon dioxide quotas, Dalkia’s combustion installations of more than 20 MW have been part of the national plans of EU member states for the allocation of quotas since February 2005.

VEOLIA - Form 20-F | 25

Back to contents

Finally, with respect to its production of sanitary hot water, Dalkia is directly affected by European directive 98/83/EC of November 3, 1998, which addresses the quality of water destined for human consumption. Eighteen states, including France, believe that this directive applies to cold and to hot water and to all types of management systems for production and distribution.

All of the directives and regulations mentioned above have been subsequently implemented in each member state of the European Union. In France, this primarily means compliance with a July 19, 1976 law and its implementing decrees relating to the environmental protection of designated installations. Under this law, Dalkia must obtain various permits and authorizations from regulatory authorities in order to operate its facilities, and ensure that its operations comply strictly with the terms of such permits. For large combustion installations (output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Union directive 2001/80/EC of October 23, 2001.

With regard to pressure equipment, directive 97/23/EC of May 29, 1997 (which applies to material constructed since 2002) has modified the regulatory regimes of member states in relation to procedure and inspection, and has helped to harmonize the operation of all installations that use such equipment.  In France, a decree of March 15, 2000, as modified by a more recent decree of March 30, 2005, has transposed this directive into national law.

In relation to managing the risk of legionnaire’s disease, the European Working Group for Legionella Infections (EWGLI) has, with the support and approval of the European Commission, published new European guidelines for the control and prevention of travel associated legionnaires’ disease. In general, texts on the issue are issued in Europe and around the world by public health authorities and associations for the protection of travelers. Very often, these texts are presented in the form of recommendations for prevention, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

In France, the health ministry has recommended, since 1997, that health professionals and managers of establishments implement best practices for the maintenance of sanitary hot water networks, air climate systems and other installations at risk. In December 2004, there were also newly issued guidelines for the design and operation of cooling facilities using vapor processes (cooling towers).

In Spain, decree 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A Spanish association has issued a guide on the subject (100030IN). In the United Kingdom, an approved code of practice (ACOP L8) issued by the Health and Safety Executive is the authoritative text, which has also inspired similar procedures in Belgium, the Netherlands, Ireland and at EWGLI.  In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have issued guidelines as well. Italy and Portugal have partially adopted the ASHRAE guidelines relating to the protection of tourists.

Transportation

Our transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require us to obtain certain permits.

In the European Union, standards called “EURO” have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with “EURO 3” standards and Veolia Transportation’s networks are renewing their fleets with “EURO 3” vehicles. In 2005, a “EURO 4” standard took effect with even stricter requirements for the reduction of polluting emissions.

Further, Veolia Transportation has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Finally, Veolia Transportation is subject to the environmental standards applicable to depots, garages and underground cisterns whose activities may present a danger or inconvenience to the environment.  For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple notification.

Environmental Policies

We strive to contribute to the enhancement of quality of life in places where we operate, and have placed the challenges of sustainable development at the heart of our strategy.  To this end, we do not focus only on the preservation of the environment and the protection of natural resources and biodiversity, but also assume our economic and social responsibilities, particularly at a local level where we are committed to stimulating progress.

Preserving ecological balances

Whether through the limitation of water evaporation, the enhancement of the quality of our waste, the effort to optimize energy consumption in connection with our water distribution and treatment activities, the use of alternative energies in our heating operations, the recovery and treatment of biogas emissions at our landfills or the use of low-emission fuels in our fleet of public or private transport vehicles, we get involved in the main environmental problems currently affecting our planet by applying our know-how, technological capabilities and research potential to these problems. We contribute to the enhancement of quality of life and sanitary conditions of local populations in our day-to-day operations. For example, by supplying drinking water to impoverished areas we help to reduce infant mortality. In developed countries we have implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public sanitation.

Preserving economic and social balances

We also consider the economic and social factors that underlie the course of development in the countries in which we operate, and we work to develop solutions that are adapted to local constraints and know-how transfers. For example, we have instituted a program in Shanghai to educate employees about safety at work. In Romania, Alexandria and Gabon, we have developed programs that have allowed local employees and consumers to better understand the challenges in the provision of water and waste management services. We give preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced.  In each of our projects, we seek to create a beneficial and educational dimension for the improvement of public health and the protection of the environment. We also try to assist in the development of areas where we provide services. In this regard, a new partnership agreement was entered into in 2005 relating to the World Hunger Program. Under this partnership, our teams present in Nigeria will work to improve the access of elementary schools to water and wastewater treatment services.

Moreover, we continue to participate in an initiative for developing a charter on public-private partnerships (PPP) in order to improve public access to essential services, which is being supported by the French Ministry of Foreign Affairs and pursued by several agencies of the United Nations. We testified as to best practices in this area during a meeting of the U.N. Sustainable Development Commission. This initiative forms part of the United Nations’ Millennium Development Goals, which were announced in 2000 by the U.N. Secretary General.  The initiative aims at defining the role of private operators with respect to local public service management, while emphasizing the principles of transparency and the sharing of technology and know-how, principles to which we already adhere in connection with our adherence to the U.N. Global Compact. This sharing of know-how occurs in particular through our participation in the cooperation program for sustainable urbanization implemented by the United Nations Institute for Training and Research (UNITAR) and the World Bank (using research centers based in Poland, Malaysia, Brazil and Africa).

Our cooperation with UN agencies on multi-year programs as well as our sharing of know-how have led to our recognition as a company whose development assistance brings real added value (Publication of the United Nations Global Compact Office, page 19, August 2005).  We were also a recognized participant at the annual Global Compact Forum (Shanghai, 2005) and the only private Western company called to testify at the congress of Asian cities (Citynet) on our vision for urban development (Hanoi, October 2005).

Since May 2004, we have also pursued a charity program through a corporate foundation created under the new provisions of a law dated August 1, 2003 relating to charitable actions. This initiative is part of a long and strong tradition of charity by our company, which attempts to encourage solidarity, environmental protection and professional employment.

VEOLIA - Form 20-F | 26

Back to contents

In Morocco for example, this corporate foundation has joined forces with UNICEF and the French Committee for UNICEF to participate in the implementation of a program backed by the Moroccan government that aims to combat school dropouts, particularly among girls. Scheduled to last three years, this partnership also includes the urban district of Tangiers, a Moroccan NGO, the Amendis Corporation, a subsidiary of Veolia Water, and Veolia Water Force, our urgent humanitarian intervention group. The two focal points will be improvement of health infrastructure in schools (installation of permanent water and toilet facilities) and the raising of awareness on the part of teachers and parents regarding hygiene and health issues for schoolchildren and their families. Work will be undertaken at 9 establishments whose needs have been identified as urgent. This program, which involves 30 schools, was two-thirds completed at the end of 2005.

Acting in tandem with Veolia Water Force, Waterdev is the expression of our will to go beyond urgent conditions and enter into developmental activities.  Its purpose is to share experiences and to design, in partnership with public authorities, representatives from non-profit organizations and NGOs, solutions that will facilitate public access to water and sewage services in the poor areas of large cities. Veolia Water Force acted in several situations during 2005. See “—Major Developments in 2005.”

In 2005, we participated in a partnership to protect the Antarctic region through our cooperation agreement with Institut Paul-Émile-Victor (IPEV), an entity that manages the French presence on this continent. Under the partnership, five waste containers with a total capacity of twelve tons were shipped from Antarctica to the port of Havre. Veolia Environmental Services prepared and sorted this waste before it was sent to the appropriate treatment centers.

We pursued actions in 2005 that focused on two areas:

•

cooperating with UN agencies within the context of multi-year programs designed to improve access to essential services (water, wastewater treatment, transportation, energy services) and environmental education; and

•

sharing know-how in order to help achieve the objectives of the United Nations’ Millennium Development Goals.

In connection with the 13th session of the U.N. Sustainable Development Commission that was held in May 2005 at the United Nations in New York, we supported development of a charter on public-private partnerships (PPP) in order to improve public access to essential services, and were chosen by UN Habitat to testify as to best practices in this area.

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

Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of our different activities. This dual capability represents both the originality and the strength of VEI, which intends to be at the heart of the main environmental debates and issues of the 21st century.  The main themes to be considered by VEI in 2006, which are defined by the members of the Prospects Committee, will include the economic and social dimensions of environmental change, the relationship between health and the environment, and the consequences of climatic change on ways of life and urban growth.

As of the date hereof, the members of VEI’s Prospects Committee are: Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Hélène Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, Director of Research at the Centre nationale de recherche scientifique (CNRS) and professor at the Collège de France; Pierre-Marc Johnson (Canada), attorney, physician, ex-prime minister of Quebec, Canada, and expert on environmental matters; Harvey Fineberg (USA), President of the Institute of Medicine of the United States; and Ms. Manphela Ramphele, physician and anthropologist (South Africa).

VEI also organizes international conferences in France and abroad relating to the future of the environment (in India in December 2006 with The Energy and Resources Institute on the impact of climate change; in Mexico in 2007 on links between health and the environment; in Beijing in 2008 with the Development Research Center, on the need for environmental services in large Chinese cities during the coming decades).

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

Use and Protection of Natural Resources

Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our clients. In this respect, the continued implementation of our environmental management system provides, in particular, for the monitoring of water consumption and quality in all of our activities. Our action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, and control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, we installed an indicator to monitor the quality and compliance with regulatory standards of our drinking water. Our industrial water consumption amounted to 210.3 million cubic meters in 2005.

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

We also take measures to avoid polluting water resources.  For example, 96% of Veolia Environmental Services’ landfills are equipped with treatment stations for leachate (water that percolates through stored waste).  In addition, our wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 91% in 2005.

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

Dalkia’s strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation.  Efforts in this field include all of our activities. We are not only developing the use of renewable energies, like biomass and solar energy (Dalkia), but we are also capturing energy from incineration factories and biogas from landfills (Veolia Environmental Services).

Veolia Transportation continues to pursue its objective for the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers.  This training effort enables us not only to enhance passengers’ comfort and limit polluting emissions, but also to achieve significant fuel economy.  In 2005, 70% of our employees participated in training activities.

Our total energy consumption amounted to 101 million MWh in 2005, given the development of the group’s activities.

VEOLIA - Form 20-F | 27

Back to contents

Use of soils

In 2003, we integrated all activities relating to the treatment and recovery of sludge in a single entity (SEDE Environment).  This integration continued during 2004, resulting in the implementation during 2005 of indicators to measure the quality of sludge. This has resulted in our having a specific and integrated overview of sludge management options, allowing us to optimize our agricultural recovery in particular.

In this way we have pursued our efforts to manage the quality of waste in the sewage networks and acted upstream to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through our Actipol method).  Veolia Water has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost.  As a second step, we promote the agricultural recovery of sludge through composting and engage an independent certifying body to audit our composting and agricultural recovery networks.  This recovery is done in conjunction with the agricultural recovery of the fraction usable for fertilization from household waste.

We produced 764,000 tons of compost in 2005, 40% of which was eligible to be used in agricultural activities.

We have initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CREED – our center for research on waste energy services) in coordination with the INRA.  We are also active in the rehabilitation of polluted soils. Relying on several processes, including thermal absorption, Veolia Environmental Services processes almost all of the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gas Emissions

Certain of Dalkia’s activities (in particular its combustion installations with thermal output greater than 20 MW) are subject to the provisions of European Directive 2003/87/EC of October 13, 2003, which establishes a quota exchange system for carbon gas emissions. This system has been in place among EU member states since the beginning of 2005. In addition, we are generally contributing to a reduction in greenhouse gas emissions, and have developed an action plan to improve the energy efficiency of our services. The action plan also calls for us to participate actively in the flexibility mechanisms set forth under the Kyoto protocol, which entered into force on February 16, 2005.

Direct greenhouse gas emissions (including biogas discharges) on sites that we managed in 2005 reached 33.7 million tons of CO2 (carbon dioxide) equivalent, due to development of the group’s activities. Given the differing national and international methods for measuring the production and emission of methane at waste landfills, we are unable to provide a reliable measure at this time. We are participating in a working group that is attempting to reconcile the different methods.  We are also contributing to a reduction in CH4 emissions through the implementation of collection and burning systems, as well as biogas recovery systems in its landfills. 77 waste landfills over which we control investments are equipped with collection and biogas recovery systems.

Other Emissions

Installations that we operate mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust.  The method of calculating emissions of SOX from waste incineration units (hazardous and non-hazardous) was improved in 2005 and allowed us to estimate that these emissions amounted to approximately 147 grams per ton of incinerated waste in 2005.  We are still working towards the development of an indicator for NOX emissions.  For example, Veolia Transportation, in partnership with ADEME, is pursuing a study to identify and assess the market systems capable of reducing the NOX emissions of its buses and coaches.  Dalkia has also been conducting an evaluation program for several years on the various techniques available for reducing emissions (low emission burners, smoke recirculation, air staging, combustion modeling, etc.).

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

We have also developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste.  We also use new and more silent technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles. The permanent increase in waste quantities around the world presents major risks for the environment.

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

Evaluation or certification regarding the environment

Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time.  The number of our ISO 14001 certified sites has increased continuously since 1999.  In addition, we seek to achieve the targets set by our environmental management system for all of our installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards. We currently have 705 sites covered by an ISO 14001 certification.

Compliance with applicable legal and regulatory provisions

Our environmental management system includes, among other things, an environmental audit program that allows us to monitor our sites’ regulatory compliance, as well as their compliance with contractual obligations and group standards. We have defined a general framework to ensure consistency of the audit systems developed by our divisions, and each of our divisions remains responsible for the definition and implementation of its own system.  We surpassed our goal of conducting audits for 80% of priority sites in 2005.  Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia’s classified installations and several of Veolia Transportation’s transportation centers.  As of December 31, 2005, 80% of our primary facilities were subject to a regulatory compliance audit.  These facilities are the most sensitive to environmental impacts.

Expenses incurred to preserve the environment

Given the nature of our services, a large majority of our expenditures and investments have a direct impact on the environment. Our capital expenditures amounted to €2.13 billion in 2005, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, our certification program and the implementation of our environmental management system.

VEOLIA - Form 20-F | 28

Back to contents

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

Reserves and guarantees for environmental risks

As of December 31, 2005, our accrued reserves for site remediation amounted to €335 million.

Indemnities and damages paid in 2005 for environmental claims pursuant to court orders

As of December 31, 2005, our accrued reserves for litigation ended in 2005 (including all types of claims and disputes) amounted to €102 million.

International environmental targets

We apply our environment management system, as described above, to all of our subsidiaries worldwide.

Intellectual Property

We own a significant number of patents and trademarks in France and other countries around the world that are of value to our business.  However, we believe that the diversity of our patents and trademarks does not make any of our activities dependent on any one of these patents or trademarks individually. Moreover, we believe that our activities are not materially dependent on any one license that we may own.

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

Seasonality

Because of the diverse nature of our operations and our worldwide presence, our business is typically not subject to material seasonal variations. Our results are only slightly affected globally, with the exception of Veolia Energy Services (Dalkia), which realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related treatment services required tend to be more elevated between May and September in the northern hemisphere, where Veolia Water conducts the majority of its activity.

Raw Materials

We purchase raw materials on a worldwide basis from numerous suppliers. We sometimes secure our supply of materials through medium-term and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we do not have any reason to anticipate any material difficulties in the future.  However, the price of raw materials and supplies may vary substantially.

Energy prices have fluctuated widely in the past few years, for instance, and we cannot anticipate the evolution of these prices in the future. In 2005, we recorded a net charge of approximately €30 million related to the increase in energy prices (€17 million for Veolia Transportation and €13 million for Veolia Energy Services).  We were able to limit our additional charges to this amount since our contracts typically contain price adjustment and/or indexing provisions designed to compensate us for increases in the cost of providing our services.  Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of a rise in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-equilibrium clauses. These provisions therefore assist us in passing along a portion of any rise in energy or raw material prices to clients (subject to a possible time period in which we would have to await reimbursement).

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

In the energy services division, the situation with respect to combustible materials used for activities is similar to the description above. With respect to gas supplies in particular, the deregulation of the market has not altered our use of indexing clauses in our contracts. We have developed the skills necessary to manage and optimize our gas supplies within the new market environment.

Insurance

Objectives of Insurance Procurement Policy

Our insurance procurement policy for all of our operating divisions has the following objectives:

•

maintaining common insurance policies to establish a coherent risk transfer policy and maximize economies of scale, while taking into account the specificities of our businesses and legal or contractual constraints; and

•

optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of varying deductibles or acceptance of a primary layer of retention through our insurance subsidiary, Codeve Insurance Company Limited.

In 2005, our insurance programs—covering property damage/business interruption, comprehensive general liability, environmental impairment liability and directors’ and officers’ liability—were renewed at the same limits and primary coverage as in 2004. We continued to seek to optimize the amount of insurance premiums we paid to outside insurers.

VEOLIA - Form 20-F | 29

Back to contents

Implementation of Insurance Procurement Policy

Policy

Our strategy with respect to insurance procurement is to (i) establish a global insurance procurement policy to cover our activities, based on the needs expressed by our subsidiaries in particular, (ii) select and sign contracts with outside providers (brokers, insurers, loss adjusters, etc.), (iii) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, and (iv) lead and coordinate the network of insurance managers present among our principal subsidiaries.

Implementation

The implementation of an insurance procurement policy aimed at covering risk is effected in coordination with our global risk management process.  Implementation is affected by the insurability of risks related to our activities, by the market availability of insurance and reinsurance, and by the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

In continuation of efforts begun in 2004, we undertook actions in 2005 principally related to:

•

the determination of retention levels on the basis of an analysis of risks and loss history and an evaluation of the costs and coverage proposed by insurers;

•

the reinforcement of efforts to identify, prevent and protect against risks thanks in particular to a rating system for the “property damage and business interruption” risk profile for our most important facilities;

•

the communication of detailed information regarding our company to the insurance and reinsurance markets;

•

the renegotiation of contracts, in particular to strengthen our civil and pollution liability coverage; and

•

extending the adoption of the group’s coverage.

Main Insurance Policies

Civil Liability

For civil liability and damage to the environment, we renewed a worldwide insurance policy (excluding the U.S. and Canada) on July 1, 2005. Coverage is up to €50 million per claim and per year. For the U.S. and Canada, different contracts cover civil liability and damage to the environment on behalf of group subsidiaries, based on local conditions, in an amount of up to US$50 million per claim and per year.

For all group subsidiaries worldwide, an insurance program provides excess coverage for up to US $450 million, thereby giving us total coverage of US$500 million throughout the insurance period. This program includes coverage for environmental liability for damage sustained by third parties as a result of a sudden and accidental event.

Further, certain activities, such as a maritime transport, have their own specific insurance policies.

Property Damages and Business Interruption Policies

All four of our divisions maintain property damage insurance policies to cover assets that they own as well as those that they have a contractual obligation to insure.  Some policies provide either “business interruption” coverage or “additional cost of working” coverage depending on such subsidiaries’ exposure and their capacity to use internal or external solutions to ensure service continuity.  These policies contain standard market terms.  The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. As in 2004, group insurance coverage implemented on January 1, 2005 carries a limit per claim of up to €205 million.  Some of this coverage contains further underlying limits per claim or per year.

Other Insurance Policies

In light of the difficulties encountered in the insurance market, we cover motor liability risks relating to the vehicles used in our activities (such as passenger transportation or collection of hazardous and non-hazardous waste) through deductibles or reserves accrued per event from several thousand euros to €1 million. Depending on the country, collateral may be required, including sureties or letters of credit.

Construction projects are insured through construction all-risk policies underwritten either by the main contractor or the operating company.

Self-Insured Retention and Deductibles

For any insured claim or loss, we remain liable for the deductible amount.  The amount may range from several thousand euros to more than one million euros.

Regarding property damage and business interruption insurance, Codeve Insurance Company Limited has underwritten, beginning on January 1, 2005, underlying contracts for €5 million per event for property damage and business interruption, which may be increased to €7.5 million per event involving collision or derailment in connection with rail transport activities. Codeve Insurance Company Limited in turn has coverage of €35 million per year that is triggered after a deductible of €12.5 million per year.

Regarding civil liability insurance, Codeve Insurance Company Limited has underwritten, beginning on July 1, 2005, underlying contracts for €5 million per event. Codeve Insurance Company Limited in turn has coverage of €8 million per year that is triggered after a deductible of €18 million per year.

Codeve Insurance Company Limited’s portfolio of risks involves all aspects of our business in numerous countries.

In general, the insurance coverage described above constantly evolves as a function of ongoing risk evaluation, market conditions and insurance coverage available. We attempt to have our known operating risks covered by insurance when it is economically feasible to do so. However, we cannot guarantee that we will not suffer damages or losses that are not fully or partially covered by insurance.

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

PROPERTY, PLANTS AND EQUIPMENT

We use various assets and equipment in order to conduct our activities, with respect to which we have very different rights.

We have relatively little real estate that we own outright.  Most of the time, the buildings and installations that we use do not belong to us; instead, their use is governed by fixed-term contracts pursuant to which we agree to provide various services to clients. At the outset of the contract, the client generally grants us the right to use any pre-existing buildings and installations for the duration of the contract. In the event that we initially invest in the construction of certain facilities, the contract generally calls for the

VEOLIA - Form 20-F | 30

Back to contents

facility to be returned to the client or to our successor upon completion of the contract term. During the contract term, we may or may not be the legal owner of assets, depending on the legal system involved. However, we are nearly always the operator of these assets, which we are required to maintain and sometimes rehabilitate.

We are occasionally the full owner of real property, including industrial installations, in particular for activities undertaken outside global contracts. In our waste management division, for example, we may own CSDUs (storage centers for ultimate waste), and in our energy services division, we may own co-generation plants.

We strive not to be the owner of any office buildings. Accordingly, we rent a building located at 36/38, avenue Kléber, 75116, Paris, France that we use as our corporate headquarters.  Our and our divisions’ senior management have maintained their offices in this building since May 2002, where certain central functions are performed.

RESEARCH AND DEVELOPMENT (R&D)

Protecting the environment is an essential task in this new millennium. Population growth as well as an improving quality of life in developing countries have led to significant tension concerning the availability and quality of water resources. Greenhouse gas emissions pose ever greater risks to the world’s climate. Beyond risks to the environment, the quality of life and health of individuals are now at stake.

Finding a solution to these challenges requires the mobilization of public and private actors. Effective solutions will have to be based on technology that is innovative, reliable and cost-effective so as to be available to the greatest number of people.

R&D is therefore an important part of our strategy, to which we have allocated increasing resources.  Our ability to remain a leader is closely tied to our research and development capabilities.

Our research programs have three objectives:

•

anticipating environmental and health problems to which our businesses can find solutions;

•

ensuring the safety and security of our activities; and

•

creating technological solutions that are increasingly effective, reliable and accessible to the largest number of people.

R&D Resources

Our R&D activities are coordinated by our research, development and technology department, or “research department”. In 2005, this department consisted of nearly 600 experts worldwide (including 300 researchers and 300 on-site developers). Our research and development costs amounted to €62.9 million, €62.6 million and €95.3 million in 2005, 2004 and 2003, respectively. The research department works on behalf of all of our divisions, given that their needs are similar. In particular, all seek to solve environmental and health problems with the aid of numerous tools, such as modeling and chemical and bacteriological analysis. By working on behalf of all divisions, the research department helps to ensure that we apply a consistent strategy.

We have three main research centers in France:

•

An energy and waste research center (Creed), based in Limay with branches in the United Kingdom and Australia, which focuses on waste treatment technologies (incineration, co-incineration, CET, etc.), on material recovery and on optimization of services in the energy sector, including by resorting to alternative energies (fuel cells and wood channels) or renewable energies (solar sensors).

•

A transportation research center (Eurolum), based in Paris, which focuses on information systems (both for the operator and for the traveling client), on innovative transportation systems (transportation on demand, for example), on vehicles and clean fuels, and on infrastructures, logistics and monetics.

•

A water research center (Anjou Research), based in Maisons-Laffitte with branches in Germany, the United States and Australia, which is the historical research center of Veolia Water (Compagnie Générale des Eaux).  It includes 130 researchers who work primarily on drinking water (from production to distribution of drinking water), purification (urban wastewater treatment, sludge treatment and odor treatment) and industrial water solutions. The European Commission has named it a “Marie Curie Center of Excellence” for its membrane, disinfecting and modeling technology. The Anjou research center includes an expert center on membranes (ARAMIS), which evaluates the performance of membranes so as to improve operating conditions.

We established an international research and development correspondent network in 2003 in order to identify and analyze specific local needs in terms of technical development and innovation.  Certain research centers abroad have acquired specialized expertise and are partners with centers in France. These research centers help to highlight our technological expertise. In the area of water for example, the Berlin Centre of Competence for Water (KompetenzZentrum Wasser) has become an international reference point for information relating to the protection of water resources.

Our research department coordinates technical “support” functions relating to technological information, environmental management, intellectual property defense and laboratory analysis.  The research department also coordinates the technical functions of various other departments, such as our health department. These technical support functions play a role in anticipating future needs as environmental regulations evolve. Our goal is not only to satisfy current health and environmental standards but also to follow the progress of health and environmental authorities as they develop new norms for the future.

The health department assists in defining the scope of our research programs. In particular, the health department identifies emerging sanitary dangers and establishes sanitary indicators, and conducts work aimed at achieving better command over the risk of legionnaire’s disease.  The health department is also a recognized partner for public health bodies and institutions such as the Institut de Veille Sanitaire, Direction Générale de la Santé, AFSSE or INSERM.

A specific environmental department assesses the environmental impact of our activities and steers our environmental management system. It prepares the follow-up, monitoring and reporting procedures of our environmental data and contributes to the preparation of commercial offers. A network of information experts within the research department manages our scientific and technical information and places at employees’ disposal tools for technical, commercial and regulatory monitoring.

The research department also coordinates a network of laboratories (8 sites in France) that are part of an environmental analysis center.  This center’s expertise extends to all of our divisions, and includes a microbiology and chemistry analytical research laboratory.  Its missions are:

•

quicker and more precise analytical technical development;

•

improvement of already existing methods.

The environmental analysis center is an indispensable link in the areas of:

•

sanitary risk control,

•

environmental quality measures,

•

processing evaluation,

•

network management assistance.

We rely on technological innovations, the development of which is a full-time activity as part of a long and complex process.

The main steps in the innovation process are:

VEOLIA - Form 20-F | 31

Back to contents

•

strict regulatory, technological and commercial monitoring that enables us to anticipate future needs and proceed with the launch of new research programs as quickly as possible.  Tests in the laboratory or in the field are then made to check the feasibility of the research.  At this stage, analytical modeling may be carried out depending on the circumstances (i.e., exploring functionality and cost containment potential).

•

If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology.

•

The next phase is the development of a pre-industrial unit to be installed on a site and operated by personnel.

For each of the steps in the innovation process, various entities (research, laboratory, university or private teams) are required to collaborate. For us, the objective of these partnerships is to discover early on innovations that could have a positive impact on our businesses. Many public-private and international partnerships have therefore been forged (research or co-financing agreements) with, among others:

•

the Institut Pasteur, Inra, CNRS, Ademe, EPA;

•

French and foreign schools: INSA (Lyon and Toulouse), Ecole des Mines, Imperial College (London), University of Lund (Sweden), University of Florida, Ecole Polytechnique of Montréal, University of Hong Kong.

Our researchers also take part in European research programs (involvement in the LIFE and PCRD projects in particular).

Research Themes

In the area of energy services, R&D activities have resulted in the development of tools that enable Dalkia to adapt to new market conditions: cost control by optimization of traditional techniques (continuous measuring of gas quality, efficiency of cold production) and development of alternative energies (demonstrations of cogeneration by fuel cell, energy wood, solar energy).  To prevent health and environmental risks, teams are working on the elaboration of new techniques (control of legionella, CO2 capture techniques, internal air quality measures).

In the area of waste management, research efforts are focused in two areas: improvement in the performance of major waste treatment channels (compost and organic waste methanization, storage, incineration), and the creation of new channels, in particular with respect to recycling (automated selection), waste recovery (hazardous wastes, electric and electronic waste) and energy recovery (alternative combustibles).  These research efforts are at an advanced enough stage that a set of operational pilot units already exists.  These industrial-sized devices allow us to perform operations that will yield representative sample data and experiment with new technological configurations. Preliminary results have been encouraging, and some projects may move more quickly to the industrialization phase.

In the area of transportation, our logistics program has led to the launch of operational research programs on driving assistance systems for our agents (fore and aft steering assistance for TEOR vehicles currently operated in Rouen, new technology that minimizes the time for buses to cross intersections, PUVAME to reduce accidents between buses and pedestrians or cyclists, LOCOPROL for railway signal lights).  The year 2005 was marked by the introduction of new smaller sized vehicles for local service (Microbus) and by the large-scale rollout of a traveler information service on mobile phones in Bordeaux. Regarding atmospheric pollution, in parallel to the studies currently being conducted on the pollution control systems of land transportation vehicles (EURO 3 type, followed by EURO 4), we have initiated studies on ways to reduce electricity consumption by trams.

In the area of water, research efforts have focused in particular on the management and protection of water resources. For example, we are involved in the “Bankfiltration” project at the Berlin Centre of Competence for Water, which is aimed at controlling the entire water cycle, including ground water. The project involves the efforts of approximately thirty researchers and five universities.  Other research is being conducted in Australia on the injection of groundwater that will expand our experience in this field as well as the array of technologies we are capable of offering to clients. With respect to drinking water production, research efforts relate to the optimization of treatment processes and the use of membranous technologies.

In the area of wastewater treatment, research into pollution control installations and networks have enabled the development of real-time management tools for wastewater treatment systems.  Research into agronomic recovery of sludge is carried out in tandem with the development (in particular through their industrialization) of new processes such as Biothelys, which reduces the amounts of sludge emitted, Saphyr, which sanitizes and reduces odors, and Pyromix, which co-incinerates sludge and household waste.

The perfecting of tools to assist operations also constitutes a significant part of our R&D efforts.  Efforts relate to all type of operations (networks, plants, tanks, stations, etc.), and all fields: water, waste management, energy and transportation. Recent developments made with the help of artificial intelligence (neural networks, fuzzy logic, genetic algorithms, etc.) should lead to promising new uses, in particular for the advanced conduct of processes. They should lead to a range of functions enabling us to anticipate incidents, to define automatic instructions and to prepare more adjusted maintenance programs.

VEOLIA - Form 20-F | 32

Back to contents

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operations should be read together with our consolidated financial statements and related notes included elsewhere in this report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The U.S. Securities and Exchange Commission (SEC) has adopted an accommodation permitting eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. The financial year 2005 is our first year of reporting under IFRS as published by the International Accounting Standards Board (IASB) and adopted by the European Union, and this annual report on Form 20-F has been prepared in reliance on the SEC accommodation. As a result, the operating and financial review that follows covers the financial year 2005 and the comparable financial year 2004.

IFRS differ in certain significant respects from U.S. GAAP. Note 50 to our consolidated financial statements provides a description of the principal differences between IFRS and U.S. GAAP for 2004 and 2005, as they relate to our company, and reconciles our shareholders’ equity and net income to U.S. GAAP as of and for each of the years ended, December 31, 2004 and 2005.

Unless otherwise indicated, the following discussion relates to our IFRS financial information.

The following discussion also contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information–Risk Factors.” Our results may differ materially from those anticipated in the forward-looking statements.  See “Forward-Looking Statements” at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our results and financial condition are subject.

OVERVIEW

Major Developments in 2005

Since our initial public offering, we have progressively established our independence and been fully reorganized. In 2004, the final year in this process, we sold our non-strategic U.S. assets as well as our stake in the Spanish company FCC.

A strong business model

In 2005, we demonstrated that our environmental services business model, when combined with long-term contracts, can generate steady growth in profitability. Revenue rose by more than 12%, and the return on capital employed (ROCE) was more than 9%, yielding an increase in profitability consistent with a favorable risk profile.

These performances are the result of attempts to optimize the use of resources in our businesses, to rebalance activities toward Europe, North America and certain Asian countries, and to develop business with large industrial companies.

Increase in synergies between businesses

The “Veolia Environnement 2005” efficiency plan, which aimed to achieve €300 million in annual savings beginning in 2006, reached its objective one year early, in 2005. In 2005, annual savings totaled €284 million at the level of operating income and €20 million with respect to the other components of net income. The plan was a success in part because the resources of our various businesses were pooled.

A new milestone was also achieved in November 2005 with the roll-out of a new branding program,  which will bring our water, waste management and transportation divisions together under a single name: Veolia.  This new brand roll-out will support our common sales and marketing efforts and will help to better integrate service offerings, which is expected to further enhance our existing multi-services offering.

Forward-looking choices

In 2005, we pursued and consolidated our research and development efforts. Scientific and technical expertise from all businesses were pooled, and new, cross-disciplinary research programs were launched (sludge processing, legionella, etc.).

In France, several new training programs were instituted for all employee categories, following the signing of a company-wide agreement on skills development. Additional resources were obtained through the pooling of funds earmarked for this purpose. Moreover, in September 2005, we launched the “Veolia Skills” program, which led to 2,650 new employees being hired under work-study degree programs. This program will be renewed and expanded in 2006.

Refocused on our core businesses, we continued to grow

The most important event affecting 2005 revenue was the finalization of the acquisition of the Braunschweig contract, relating to water, heating, gas and electricity distribution. This contract represents an investment of €374 million in order to acquire a 74.9% stake and generated revenue of €349.6 million in 2005. At the end of 2005, we also won a related wastewater treatment contract, which will generate additional revenue in 2006.

We also won other contracts during 2005 that will begin to affect revenue and income as they are progressively implemented:

•

In March 2005, Veolia Environmental Services was awarded the only electricity production project relying on biogas collection and recovery from household and non-hazardous industrial waste in the “Biomass Biogas” competitive bid organized by the French Ministry for Industry and the Commission de Régulation de l'Electricité (CRE) to promote renewable energies. The contract was signed for a period of 16 years, with operations expected to begin at the end of 2006 (estimated total cumulative revenue of €160 million).

•

In March 2005, PSA Peugeot Citroën entrusted us with environmental services management at its new Trnava facility in Slovakia. This contract was signed for a period of 8 years, with operations expected to begin in early 2006 (estimated total cumulative revenue of nearly €65 million). In December 2005, the scope of services to be managed by our company was expanded, when PSA awarded us the management of rail traffic on the private branch line to the Trnava automobile plant. This new service will begin in July 2006.

•

In March 2005, the York Regional Transit Authority chose Veolia Transportation to operate the express right-of-way bus network in this suburb of Toronto (Ontario, Canada) for a period of 5 years (estimated total cumulative revenue of approximately €54 million).

•

In June 2005, Veolia Water won the operating contract for water services granted by the Hradec Kralove water company, the public water authority of Eastern Bohemia (Czech Republic). This 30-year contract involves the production and distribution of drinking water, management of customer relationships, as well as wastewater collection and treatment (estimated total cumulative revenue of approximately €560 million).

•

During 2005, Veolia Water purchased various contracts from ENEL for €36 million. They generated revenue from ordinary activities of €33.8 million in 2005.

•

In July 2005, Veolia Environmental Services was included in the final phase of competitive bids for a 26-year integrated management contract covering household waste for Nottinghamshire (UK). Cumulative revenue under the contract, which is expected to be finalized and signed in June 2006, is expected to total approximately €1.2 billion.

VEOLIA - Form 20-F | 33

Back to contents

•

In May 2005, Veolia Environmental Services and the Chinese environmental services company Shenzhen Dongjiang Environmental formed a joint venture and won a contract for the design, construction and 30-year operation of a future hazardous waste treatment center for the province of Guandong. Revenue from the contract is expected to total €197 million.

•

In December 2005, Veolia Environmental Services won a 30-year concession from the municipality of Foshan (China) involving the financing, construction and operation of a new household waste landfill (estimated total cumulative revenue of approximately €270 million).

•

In August 2005, Veolia Energy Services (Dalkia) agreed to purchase the company that manages the district heating network of the city of Lodz (Poland) and that produces heat and electricity by cogeneration. ZEC Lodz has annual revenue estimated at €167 million.

•

In June and September 2005, Veolia Water won three water service contracts in China for estimated total cumulative revenues of approximately €990 million, with contract terms ranging from 23 to 30 years (Urumqi, Handan and Changzhou).

•

In July 2005, Arjo Wiggins, the creative and technical paper manufacturer, awarded Veolia Energy Services (Dalkia) a 12-year contract to build and operate a new steam production facility on its site at Wizernes in northern France (estimated total cumulative revenue of approximately €135 million). The new facility is expected to begin operations on November 1, 2006.

•

In November 2005, Veolia Water won the water management contract for the city of Kunming (southwest China). Awarded through an international call for tenders, this 30-year contract represents estimated total cumulative revenue of more than €1.1 billion. Operations are expected to begin in 2006.

•

In December 2005, Veolia Water signed a water management contract with the city of Yerevan, the capital of Armenia. Awarded through an international call for tenders, this 10-year contract represents estimated total cumulative revenue of approximately €160 million.

During 2005, we also strengthened our position in certain regions of the world through acquisitions:

•

In January 2005, Veolia Transportation acquired half of Dortmunder Eisenbahn (DE) in Germany for €3.4 million, obtaining control of the company’s operations. This acquisition gives Veolia Transportation the opportunity to become the largest private freight operator in Germany, in particular in the steel sector.

•

In September 2005, Veolia Transportation acquired the North American transportation company ATC for €77.7 million, generating revenue of €74.8 million over the last four months of 2005.

•

In October 2005, Veolia Environmental Services took control of the hazardous waste business of Shanks, a UK company, for €43 million. The acquired activities include waste collection, preparation, transfer, processing and energy recovery from liquid and solid hazardous wastes.

Finally, Veolia Energy Services (Dalkia) has played an early role in the greenhouse gas emissions market in Europe, in particular France, the Czech Republic, Lithuania and Estonia. We have an emission rights surplus and do not expect to be in a negative position in the medium-term.

The thorough review of assets continued in 2005

In 2005, our principal divestitures were as follows:

•

Veolia Water sold its minority shareholding in Acque Potabili in Italy for €20.9 million and the balance of its stake in Bonna Sabla for €35.8 million.

•

Veolia Energy Services (Dalkia) sold its nuclear maintenance business in the first quarter of 2005 for €17 million.

•

In the first half of 2005, Veolia Transportation finalized the sale of CBM, a company that sells spare parts for buses, for €31.5 million.

In 2005, we also sold other industrial assets and stakes for a total of €242.9 million.

Moody’s upgrades its rating

Following its annual review, the Moody’s rating agency upgraded our long-term debt rating from Baa1 to A3 in June 2005.

Developments in our partnership with EDF regarding Dalkia

Under the terms of a partnership agreement signed in December 2000, EDF held a call option enabling it to increase its investment in Dalkia to 50%, provided that a number of conditions were met.

The conditions of this option were clarified in an amendment to the agreement signed by EDF and our company on April 19, 2005. This amendment stated in particular that EDF had until July 31, 2005 to exercise this option and that the option would only be considered definitively exercised at the date of conclusion by the parties of a formal agreement covering in particular the reorganization of their relationship under their industrial and commercial agreement and their rights and obligations under the shareholders’ agreement, including governance rules. This formal agreement had to be concluded by September 30, 2005 at the latest.

In this context, EDF exercised its call option on July 28, 2005 as a precautionary measure. However, in the absence of a formal agreement covering amendments to our industrial and commercial agreement and the shareholders’ agreement, the option became null and void as of October 1, 2005. Assuming that no other EDF competitor takes control of our company, EDF no longer holds any call options in respect of Dalkia and its subsidiaries.

The original partnership agreement remains unchanged, and we and EDF have confirmed our intention to work together to take advantage of any new opportunities in the European energy market.

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

The term “external growth” relates to growth resulting from acquisitions (net of divestitures) of entities that hold multiple contracts and/or assets used in one or more markets.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with IFRS as published by the IASB and adopted by the European Union. Our consolidated financial statements are affected by the accounting policies used and the estimates, judgments and assumptions made by management during their preparation. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

The principal significant estimates and assumptions made by management during the preparation of our consolidated financial statements relate to the accounting policies used in connection with pension liabilities, asset impairment, deferred taxes and derivative financial instruments.

VEOLIA - Form 20-F | 34

Back to contents

Pension Liabilities

We maintain several pension plans, and determine our obligations under these plans using a projected unit credit method, which requires us to estimate the probabilities that our employees will continue to work for our company until retirement, the foreseeable changes in the compensation of our employees and the present value of our potential liabilities on the basis of the appropriate discount rate for each country in which we maintain a pension plan.  As a result, we record pension-related assets or liabilities in our accounts and record the related net expenses over the estimated term of service of our employees.

Asset Impairment

We perform an annual review of our goodwill and other intangible assets during our strategic planning in mid-year, or more frequently when there is an indication of an impairment loss. If the long-term prospects of an activity appear durably downgraded, we estimate the value of the impairment based either on the fair value less selling costs of the assets related to this activity in cases where we decide to dispose of the activity or on value in use in cases where we decide to retain the activity.  We then record a one-time write-off or write-down of the carrying value of our goodwill to bring it in line with our estimates.  Fair value less selling costs is based on the multiples method (brokers’ surveys) or recent similar transactions method.  Value in use is based on the discounted future cash flows method.

Deferred Taxes

We recognize deferred tax assets for deductible temporary differences, tax loss carry-forwards and/or tax credit carry-forwards.  We recognize deferred tax liabilities for taxable temporary differences. We adjust our deferred tax assets and liabilities for the effects of changes in tax laws and rates on the enactment date. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that we are likely to generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

Derivative Financial Instruments

We use various derivative instruments to manage our exposure to interest rate and foreign exchange risks resulting from our operating, financial and investment activities. Certain transactions performed in accordance with our management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the income statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Derivative instruments may be classified as one of three types of hedging relationship: fair value hedge, cash flow hedge or net investment hedge in a foreign operation:

•

a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk (in particular interest rate or foreign exchange risk), and could affect net income for the period;

•

a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period;

•

a net investment hedge in a foreign operation hedges the exposure to foreign exchange risk of the net assets of a foreign operation including loans considered part of the investment (IAS 21).

An asset, liability, firm commitment, future cash-flow or net investment in a foreign operation qualifies for hedge accounting if:

•

the hedging relationship is precisely defined and documented at the inception date;

•

the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in financial items.

The use of hedge accounting has the following consequences:

•

in the case of fair value hedges of existing assets and liabilities, the hedged portion of these items is measured at fair value in the balance sheet. The gain or loss on remeasurement is recognized in the income statement, where it is offset against matching gains or losses arising on the fair value remeasurement of the hedging financial instrument, to the extent it is effective;

•

in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in equity, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the balance sheet. The ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement. Gains or losses recognized in equity are released to the income statement in line with the recording of the items hedged;

•

in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in equity, while the ineffective portion is recognized in the income statement. Gains and losses recognized in translation reserves are released to the income statement when the foreign operation is sold.

Exemptions to IFRS

As a first-time adopter of IFRS, we have elected to follow certain exemptions to IFRS as permitted by IFRS 1 “First time adoption of International Reporting Standards”, section 13. These exemptions are described below.

Business combinations

In accordance with the provisions of IFRS 1, we have elected not to restate business combinations that occurred prior to January 1, 2004. We believe that a restatement of business combinations would not have had a material impact on the consolidated financial statements.

Cumulative unrecognized actuarial gains and losses

In accordance with the provisions of IFRS 1, we have elected to record unrecognized actuarial gains and losses relating to pension and post-retirement and other employee and post-employment benefit obligations against consolidated equity as of January 1, 2004. The application of this option resulted in a €124 million decrease in our shareholders’ equity as of January 1, 2004.

As of January 1, 2004, the restatement of actuarial losses and past service cost in the transitional statement of financial position resulted in a decrease in the related cost recognized in our earnings from operations, which represented savings of €1 million in our IFRS statement of earnings for 2004. Please refer to Note 48 to our consolidated financial statements.

Cumulative translation adjustments

In accordance with the provisions of IFRS 1, we have elected to offset the accumulated foreign currency translation adjustments against retained earnings as of January 1, 2004. Foreign currency translation adjustments result from the translation into euros of the financial statements of subsidiaries whose functional currency is not the euro. Consequently, upon divestiture of the subsidiaries, affiliates or joint ventures whose functional currency is not the euro, these adjustments are not recorded as earnings.

VEOLIA - Form 20-F | 35

Back to contents

Revaluation of certain intangible assets and property, plant and equipment at fair value

We have chosen not to apply the option provided in IFRS 1, allowing the valuation of certain intangible assets and property, plant and equipment at their fair value as of January 1, 2004.

Accounting for concessions

Because of the nature of our activities, we have commitments under several concession contracts in all of our divisions and in most of the countries where we operate. In early 2005, when we prepared our first set of IFRS-compliant financial statements, we largely maintained our historical accounting treatment for concession contracts, while restating, to a limited extent, certain presentations that did not comply with then-existing IFRS. We did so with the expectation that the International Financial Reporting Interpretation Committee (IFRIC) would soon publish a draft interpretation to harmonize the application of IFRS to concession accounting.

In March 2005, IFRIC published Draft Interpretations D12, D13 and D14, the contents of which are summarized in Note 1-20 to our consolidated financial statements included elsewhere in this report. Nevertheless, as of March 2006, IFRIC’s work was still ongoing, and definitive versions of the interpretations are not expected to be published before the third quarter of 2006.

For the financial year 2005, given the very high number of contracts affected by these draft interpretations, we have decided to isolate the assets related to concession contracts on a distinct line, entitled “Publicly-owned utility networks.” Concession assets are amortized on the basis of their useful life, in accordance with IAS 38, “Intangible assets,” and IAS 16, “Property, Plant and Equipment.” Maintenance and repair expenses deriving from contractual obligations on concession assets accounted for under IAS 38 are analyzed in accordance with IAS 37 “Provisions.” If necessary, provisions are recorded in respect of those obligations. This presentation complies with existing standards and has not had a significant impact on our shareholders’ equity or net income.

For the financial year 2006, we have decided to implement the draft interpretations published by IFRIC, even though their adoption is still uncertain. We believe that these draft interpretations constitute an advancement in the application of IFRS and a sufficient basis for changing the accounting presentation of the related assets. As a result, we have undertaken a detailed review of our very large portfolio of contracts, a project that will extend over several months. Subject to further changes, we intend to adopt the draft interpretations for the first time in 2006.

Change in the definition of reporting unit under U.S. GAAP

Between 2000, the year of our creation, and the end of 2003, our company was organized into five divisions and consequently into five operating segments: Water, Waste Management, Energy Services, Transportation and FCC (a group specialized in public works and in the production of cement, proportionally consolidated under primary GAAP and accounted for under the equity method under U.S. GAAP).

The analysis by reporting unit was driven by the presence of US Filter and FCC until the sale of these entities. Both entities had been recently acquired (in 1999 and 1998, respectively) by Vivendi Universal, had specific risk profits and were subsequently sold in 2004. Therefore, in the Water division, we identified two reporting units: (i) USFilter, an industrial group that produced water-related equipment for private and commercial customers and which was managed separately from the rest of the Group, and (ii) Water - Rest of the World, the business of which consisted mostly of managing concessions on behalf of public customers. We identified three other reporting units, Waste Management, Energy Services and Transportation, which had homogenous business lines given their management of concessions on behalf of public clients. Finally, we identified Latin America as a reporting unit relating to activities that we consolidated, in respect of which FCC was the second shareholder. Accordingly, depreciation tests by reporting unit reflected this reality.

Following the sale of US Filter and FCC in connection with our strategy to refocus on concessions, we underwent a major internal reorganization in 2004 and 2005 on the basis of operating units, mainly organized around a dual analysis by geographical zone and by reporting segment. We believe that these operating units coincide with the definition of reporting unit as set forth in FAS 142:

-

the operating unit is one level below an operating segment (water, waste, energy, transportation);

-

each operating unit has its own chief operating officer;

-

at the level of each operating unit, there are similar contractual arrangements and operating methods with public authorities which are the main clients;

-

the operating unit constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the operating unit.

Our financial statements for the year ended December 31, 2005 are the first ones published since the reorganization that occurred in 2004 and 2005.

Given the completion in 2005 of our operating reorganization in 2004, we considered the impairment test for 2004 on the basis of reporting unit definitions that we apply for 2005. As a result, net income and shareholder's equity under U.S. GAAP in 2004 have been restated by an amount of €69.3 million as a result of the impairment of Transportation North Europe and Energy Netherlands (see Note 50D. to our consolidated financial statements).

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. The following table shows our net income (loss) and shareholders’ equity under IFRS and U.S. GAAP (restated for 2004 as described above) for the periods indicated:

	At and for the year ended December 31,
	————	————
(millions of euros)	2005	2004
	————	————
Net Income (Loss)
IFRS	623.0	391.5
U.S. GAAP	555.7	145.2

Shareholders’ Equity
IFRS	3,802.6	3,222.8
U.S. GAAP	2,832.9	2,255.5

The most significant items in reconciling our net income (loss) under IFRS and U.S. GAAP in 2005, as reflected in Note 50 to our consolidated financial statements, were:

•

tangible asset components for €(38.1) million;

•

goodwill for €35.7 million; and

•

income tax for €(52.7) million.

VEOLIA - Form 20-F | 36

Back to contents

The most significant items in reconciling our shareholders’ equity under IFRS and U.S. GAAP in 2005, as reflected in Note 50 to our consolidated financial statements, were:

•

goodwill recorded at market value under French GAAP in connection with the transfer of certain subsidiaries and affiliates to our group in 1999 by Vivendi, our former parent company. The goodwill book value as of January 1, 2004 is the same under IFRS as it was under French GAAP, as the adoption of IFRS was prospective with respect to goodwill. Under U.S. GAAP, goodwill relating to these transfers was recorded at Vivendi’s historical cost basis. In addition, goodwill was amortized in 2002 and 2003 under French GAAP, but not under U.S. GAAP.  The net effect on goodwill amounted to €(988.1) million at December 31, 2005;

•

actuarial gains and losses on pension plans recognized immediately in equity under IFRS, while deferred and amortized under U.S. GAAP.  A minimum liability adjustment would be recognized only under U.S. GAAP. The difference between IFRS and U.S. GAAP amounted to €295.8 million at December 31, 2005;

•

amortization of tangible assets by component under IFRS only, which has an effect of €(180.9) million; and

•

maintenance and repair costs, which are accrued in advance for specific contracts under IFRS and expensed as incurred under U.S. GAAP. The impact on shareholders’ equity amounted to €139.5 million at December 31, 2005.

For a more detailed discussion of the significant differences between IFRS and US GAAP as applied to our company, see Note 50 to our consolidated financial statements.

RESULTS OF OPERATIONS

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenue

Overview

We generated revenue of €25,244.9 million in 2005, an increase of 12.2% from revenue of €22,500.3 million in 2004. Positive currency effects of €180.9 million resulted from appreciation in the currencies of certain Eastern European countries (€89.2 million), the U.S. dollar (€13.9 million) and certain Asian currencies. Organic growth was 9.2%. Revenue from outside France amounted to €12,991.2 million, or 51.5% of total revenue.

The following table shows a breakdown of our revenue:

2005(in € millions)	2004(in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
25,244.9	22,500.3	+12.2%	+9.2%	+2.2%	+0.8%

The following table shows a breakdown of our revenue by division:

(in € millions, except for %)	2005	2004	% change 2005/2004

Water	8,888.7	7,777.4	+14.3%
Waste Management	6,604.1	6,214.4	+6.3%
Energy Services	5,402.4	4,919.8	+9.8%
Transportation	4,349.7	3,588.7	+21.2%
Total revenue	25,244.9	22,500.3	+12.2%
Total revenue at constant 2004 exchange rate	25,064.0	22,500.3	+11.4%

Water

The following table shows a breakdown of our revenue within the water division:

2005(in € millions)	2004(in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
8,888.7	7,777.4	+14.3%	+10.7%	+2.8%	+0.8%

Our water division generated revenue of €8.9 billion in 2005, an increase of 14.3% compared with 2004.  Organic growth was 10.7%, which is primarily attributable to the following:

•

In France, the distribution business performed well, despite slightly lower volumes, and the construction business continued to grow. As a result, organic growth in revenue totaled 4.5%.

•

Outside France, excluding Veolia Water Solutions & Technologies, revenue was up strongly (+19.7% at constant scope and exchange rates). In Europe, strong revenue growth (+28.4% at constant exchange rates) was driven by the Braunschweig contract in Germany, other new contracts signed in the last few months of 2005, in particular in the Czech Republic, as well as a five-year contract extension in the United Kingdom. In North America, revenue advanced by more than 8.3% at constant exchange rates, due to favorable revenue levels in general and the commencement of operations under a contract in Indianapolis. In the Asia-Pacific region, the start-up of the Shenzhen, Qingdao, Lugouqiao, Baoji and other contracts in China and the services business in Japan resulted in revenue growth of more than 25%.

•

The commencement of operations under several large construction and engineering contracts in France and abroad, plus the acquisition of companies in Germany and the United Kingdom, enabled Veolia Water Solutions & Technologies to record growth in revenue of nearly 24% (+8.8% at constant scope and exchange rates).

Our water division recorded external growth of 2.8% during 2005, which was due to several factors. We made acquisitions in the engineering sector in Germany at the end of 2004 and in the United Kingdom in the third quarter of 2005, while also increasing our stake in certain Italian water companies in the second quarter of 2005.

VEOLIA - Form 20-F | 37

Back to contents

Waste Management

The following table shows a breakdown of our revenue within the waste management division:

2005(in € millions)	2004(in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
6,604.1	6,214.4	+6.3%	+5.4%	+0.1%	+0.8%

Our waste management division generated revenue of €6.6 billion in 2005, an increase of 6.3% compared with 2004. Organic growth was 5.4%, which is primarily attributable to the following:

•

In France, organic growth in revenue totaled 2.4%. This growth was achieved despite a relatively unfavorable economic context, which put pressure on the industrial non-hazardous waste segment.

•

Outside France, organic growth accelerated and reached 8.2%. Large integrated contracts began to contribute greater revenues, tonnage collection increased in the United Kingdom and growth was strong in the Asia-Pacific region in particular (+18.9%). In North America, new contracts were signed, toxic waste volumes were elevated and revenue was high in industrial services, leading to  revenue growth of 8.5% at constant exchange rates.

Energy Services

The following table shows a breakdown of our revenue within the energy services division:

2005(in € millions)	2004(in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
5,402.4	4,919.8	+9.8%	+8.9%	-	+0.9%

Our energy services division generated revenue of €5.4 billion in 2005, an increase of 9.8% compared with 2004.  Organic growth was 8.9%, which is primarily attributable to the following:

•

In France, revenue was up 7.6% organically and continued to benefit from the increase in energy prices in thermal services.

•

Outside France, revenue increased by 14.6% (+11.0% organically). Growth was especially high in Central Europe (+37.8%), driven, in particular, by the full impact of new contracts in Poland (in particular Poznan and start-up at Lodz), Hungary and Romania. In Southern Europe (Spain, Italy) revenue grew by 14.9% (+8.3% organically).

We worked on strengthening our business portfolio by disposing of certain assets, resulting in no net external growth. We expanded in Spain, but sold the nuclear industry construction business of our specialized French subsidiaries. We also sold our German facilities management business.

Transportation

The following table shows a breakdown of our revenue within the transportation division:

2005(in € millions)	2004(in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
4,349.7	3,588.7	+21.2%	+12.5%	+7.9%	+0.8%

Our transportation division generated revenue of €4.3 billion in 2005, a 21.2% increase compared with 2004. Organic growth was 12.5%, which is primarily attributable to the following:

•

In France, passenger transportation revenues increased strongly by 17.2%, due in particular to the full impact of urban transit contracts renewed in 2004 as well as the impact of the contract in Toulouse, which was awarded for 2005.

•

Outside France, passenger transportation revenues grew by 23.6%, due in particular to the full impact of the Melbourne contract and new operations in the United States (Denver, Metrolink contract) and Europe (Dublin tramway, Helsinki bus contract).

Separately, the freight transportation business recorded growth in revenues of 26.8%, amounting to €151.7 million in 2005.

External growth (+7.9%) was due in particular to the acquisition of ATC in the United States in September 2005.

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region:

(in € millions, except %)	2005	2004	% change 2005/2004

France	12,253.7	11,476.4	+6.8%
United Kingdom	1,541.2	1,401.7	+10.0%
Germany	1,794.7	1,332.8	+34.7%
Other European countries	4,908.1	4,310.0	+13.9%
United States	2,156.5	1,882.6	+14.5%
Oceania	878.6	644.0	+36.4%
Asia	573.1	483.9	+18.4%
Rest of the world	1,139.0	968.9	+17.6%
Total revenue	25,244.9	22,500.3	+12.2%

France

The increase in revenue in France was driven primarily by an increase at our transportation division, which recorded strong growth of 15.4% at constant scope. This increase was in turn primarily related to growth in the urban transportation business, where revenue strongly increased by 34.1% at constant scope in 2005.

VEOLIA - Form 20-F | 38

Back to contents

United Kingdom

The increase in revenue in the United Kingdom was due in particular to growth in our water division, which benefited from the impact of a five-year contract extension, as well as growth in our waste management division, which recorded higher revenues from integrated service contracts.

Germany

The increase in revenue in Germany was mostly due to the integration of the Braunschweig water contract, which generated revenue of €349.6 million in 2005.

Other European countries

The contribution to revenues from Central and Eastern Europe rose significantly, in particular in our water division in the Czech Republic and in our energy services division in Poland, where we acquired the company that holds the Lodz contract. In addition, the Poznan contract contributed for the full year in 2005.

United States

Apart from favorable currency fluctuations, the increase in revenue in the United States was primarily due to an increase in revenues recorded in our waste management division and our transportation division.  Revenue in our waste management division increased at year-end in particular, while revenue in our transportation division increased due to the acquisition of ATC, which generated €74.8 million in revenue over four months in 2005.

Oceania

Apart from favorable currency fluctuations of €34.5 million, the increase in revenue was due mainly to increased contributions from our transportation division and waste management division in Australia. The transportation division benefited from the full impact of the Melbourne and Auckland contracts, while the waste management division recorded strong growth in industrial services and landfilling.

Asia

The increase in revenue in Asia was due primarily to growth in our water division, which recorded organic growth of 9.9%. The Shenzhen contract went into production, generating €35 million in revenue in 2005, and operations commenced under several other Chinese contracts signed in 2003 and 2004. In South Korea, revenue declined by €23 million due to completion of construction of installations relating to the Incheon contract, which was only partially offset by the €10 million increase generated by the start-up of the Mansu and Songdo plants.

Rest of the world

There was a favorable currency effect in South America of €18.1 million. This principally affected Proactiva, which manages water and waste management contracts in the region. In Israel, our energy services division acquired Kalorit Israel, which generated €14.7 million in revenue from ordinary activities in 2005.

Operating Income

Overview

Our operating income increased by 27.8%, from €1,480.6 million in 2004 to €1,892.9 million in 2005. The following table shows a breakdown of our operating income by division:

(in € millions, except %)	2005	2004	% change2005/2004
Water	1,007.3	799.5	+26.0%
Waste Management	530.5	467.5	+13.5%
Energy Services	326.1	250.3	+30.3%
Transportation	114.1	31.4	+263.3%
Holding companies	-85.1	-68.1	-25.0%
Total	1,892.9	1,480.6	+27.8%
Total at constant 2004 exchange rate	1,867.6	1,480.6	+26.1%

Water

The operating income of our water division amounted to €1,007.3 million in 2005, a 26.0% increase from the €799.5 million recorded in 2004. In 2004, operating income was negatively affected by a €55.2 million loss relating to the sale of Berlikomm.

In France, the program to improve operating performance continued to be implemented, and the distribution and construction businesses performed well, boosting operating income.

In the rest of Europe, the rise in operating income was largely due to the integration of the Braunschweig contract. In addition, contracts were renewed in the United Kingdom, there were positive developments in the Czech Republic and Italy, and the BOT contracts in Brussels and The Hague delivered their first positive contributions. In Asia-Pacific, operating income improved due to the commencement of operations in China and South Korea. Finally, engineering and technology solutions took another step toward recovery after refocusing on profitable activities.

Waste Management

The operating income of our waste management division increased by 13.5%, from €467.5 million in 2004 to €530.5 million in 2005.

In France, the increase in operating income was primarily the result of action plans initiated in previous years, in particular with respect to waste collection and landfills. In the rest of Europe, operating income increased primarily because integrated contracts posted strong growth and, more generally, as a result of strong performance in the waste collection business and increased tonnage amounts in UK landfills. In the United States, the profitability of toxic waste, industrial services and  solid waste activities increased.

Energy Services

The operating income of our energy services division increased by 30.3%, from €250.3 million in 2004 to €326.1 million in 2005. In 2004, operating income was negatively affected by a €13.8 million payment to settle a dispute in Italy, while in 2005 non-recurring items totaled a negative €5.9 million, which were primarily related to impairment losses on goodwill following our divestment of certain businesses. See Note 25 to our consolidated financial statements for further information relating to these impairment losses.

In France, the profitability of thermal services in the areas of installation and services improved. Operating income was also enhanced by proceeds from the sale of greenhouse gas emission rights. Given the overall balanced nature of the contract portfolio, the rise in energy prices during 2005 had no net effect on profitability. Rising gas

VEOLIA - Form 20-F | 39

Back to contents

prices have caused the selling prices of electricity produced through co-generation to reach their ceiling. Legislative changes at the end of 2005 limited this phenomenon, and the opportunity loss was offset by an upturn in energy management margins on other contracts. In the rest of Europe, the rise in operating income resulted directly from new contracts in Central Europe (Lodz and Poznan). This region was only marginally exposed to the rise in fuel prices in 2005, given the energy sources used. Finally, measures to improve energy efficiency were successful in the various regions where this division operates.

Transportation

The operating income of our transportation division increased substantially, from €31.4 million in 2004 to €114.1 million in 2005. Excluding impairment losses on Scandinavian goodwill in 2004, operating income increased by 12.5% (+11.0% at constant exchange rates). This result was achieved despite the negative impact of the rise in fuel prices, which totaled €17 million outside France. Price increases outside of France could not be fully passed on to the customer.

In France, operating income increased in both the urban and inter-city transportation segments. Outside France, the Scandinavian business posted recovery in line with a profit improvement plan. In other regions, operating income in the transportation division benefited from new contracts and increased in accordance with  business plans.

Finance Costs, Net

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

(in € millions)	2005	2004

Income	68.3	97.0
Expense	-781.7	-829.1
Total	-713.4	-732.1

The financing rate was 5.12% in 2005, compared to 5.04% in 2004. This slight increase in the financing rate mainly reflects the appreciation of several currencies against the euro and in particular the U.S. dollar, and the cost of extending the maturity of borrowings. In addition, net finance costs in 2005 include €26.0 million related to our partial early redemption (in the amount of €1,150 million) of bonds due to mature in June 2008. This early redemption was conducted in order to optimize the maturity and future cost of borrowings. In addition, fair value movements on derivative instruments not qualifying for hedge accounting totaled +€12.0 million, compared to +€7.6 million in 2004. These movements, which are calculated in accordance with IAS 39, are highly volatile in nature.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

(in € millions)	2005	2004
Loan income	37.0	55.4
Dividends	6.5	5.9
Foreign exchange gains (losses)	14.3	-13.9
Financial provisions	24.2	-
Other income (expenses)	-51.5	-1.3
Total	30.5	46.1

We recorded net other financial income of €30.5 million in 2005, compared to €46.1 million in 2004.  In 2004, other financial income included a capital gain realized on the sale of Vinci shares of €44.4 million. Excluding this capital gain, other financial income (expenses) increased by €28.8 million in 2004, mainly due to foreign exchange gains.

In 2005:

•

loan income and dividends fell to €43.5 million;

•

foreign exchange gains totaled €14.3 million;

•

the reverse discounting of site restoration provisions had an impact of -€15.7 million; and

•

the revaluation of embedded derivatives had an impact of -€2.5 million.

In 2004, other financial income (expenses) was affected by a capital gain of €44.4 million realized on the sale of Vinci shares by the energy services division, foreign exchange losses of €13.9 million, the revaluation of embedded derivatives (-€12.9 million), loan income and dividends of €61.3 million, and the reverse discounting of site restoration provisions (-€10.8 million).

Income Tax Expense

Our income tax expense totaled €422.9 million in 2005, compared to €184.1 million in 2004.  Our 2005 income tax expense consists of €309.4 million in current income taxes and €113.5 million in deferred income taxes, compared to €225.1 million in current income taxes and a deferred income tax benefit of €41.0 million in 2004.

The increase in income tax in 2005 was primarily due to an increase in operating income. In addition, in 2004 the prospect of future profits prompted us to capitalize additional tax-loss carry forwards, limiting deferred tax expense for that year.

Share of Net Income of Associates

Our share of net income of associates decreased from €24.2 million in 2004 to €14.9 million in 2005, following the transfer of certain investments in associates to non-consolidated investments. The largest net income shares in 2005 were generated by water segment associates (€10.8 million).

Net Income (expense) from Discontinued Operations

Net income (expenses) from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5. It is the income or expense generated over the period by the assets and liabilities included in the specific, balance-sheet line items “Assets of discontinued operations” and “Liabilities of discontinued operations.”

In 2005, there was no income from discontinued operations. In 2004, discontinued operations generated a loss of €105.7 million. This loss broke down as follows: a €162.2 million loss from U.S. water businesses, a €58.4 million gain from FCC and a €1.9 million loss from UK transportation activities.

Minority Interests

Our net income attributable to minority interests in 2005 was €179.0 million, compared to €137.5 million in 2004. The principal minority interests in 2005 are related to our water division (€86.7 million), our waste management division (€25.7 million), our energy services division (€57.0 million) and our transportation division (€9.9 million).

VEOLIA - Form 20-F | 40

Back to contents

The increase in net income attributable to minority interests in 2005 compared to 2004 is primarily attributable to our water division following the consolidation of the Braunschweig contract (+€9.8 million), and the improvement in the results of the Berlin water companies (+€31.7 million), the 2004 results of which were affected by the capital loss generated by the sale of Berlikomm.

Net income attributable to minority interests in 2004 was €137.5 million. The principal minority interests in 2004 were related to our water division (€49.2 million, mainly related to Berlin water companies), our energy services division (€53.1 million), our waste management division (€21.5 million) and our transportation division (€13.9 million).

Net income attributable to equity holders

Net income attributable to equity holders was €623.0 million in 2005, compared to €391.5 million in 2004. The increase was primarily due to the increase in operating income and control over financial interest expense during 2005.

The weighted average number of shares outstanding was 390.4 million on December 31, 2005 and 396.2 million on December 31, 2004. On this basis, net earnings per share attributable to the equity holders was €1.60 in 2005 compared to €0.99 in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Operating cash flow before changes in working capital, or operating cash flow, increased by 6.6%, from €3,460.6 million in 2004 to €3,687.3 million in 2005. Excluding the cash flow of discontinued operations in 2004 (€232.8 million), operating cash flow increased by 14.2%, reflecting our improved operating performance. The definition of operating cash flow recommended by the Conseil national de la comptabilité (French National Accounting Council) excludes the impact of financing activities and taxation.

Net cash flow from operating activities decreased from €3,517.0 million in 2004 to €3,296.3 million in 2005. Apart from the change in operating cash flow, the reduction occurred because working capital requirements increased by €52.2 million in 2005, whereas they had declined by €294.4 million in 2004. The slight increase in working capital requirements during 2005 was the result of growth in our business.

Net cash from (used in) investing activities totaled -€2,540.2 million in 2005, compared to a net cash inflow of €174.6 million in 2004. In 2004, net cash from investing activities included €2,150 million in proceeds from strategic divestitures, specifically water assets in the United States and FCC. Excluding these items, net cash of -€1,975.4 million was used in investing activities in 2004. The increase of €564.8 million in net cash used in 2005 was mainly due to the €327 million (amount net of acquired cash) investment in the company that holds the Braunschweig contract and from the €154 million investment in the company that manages the Polish city of Lodz’s district heating network.

Net cash used in financing activities rose from -€1,795.5 million in 2004 to -€3,152.8 million in 2005.

In 2004, the proceeds from asset divestitures were used to repay our long-term borrowings.

In 2005:

•

€1,535 million was paid to redeem outstanding convertible bonds (known by their French acronym as OCEANEs);

•

€500 million was paid to redeem outstanding euro-medium term notes in  November 2005;

•

borrowings to finance sales of receivables declined by €547 million;

•

€1,150 million was paid to partially redeem a bond issue maturing in 2008;

•

€300 million was paid to redeem subordinated notes redeemable in shares (TSARs);

and conversely:

•

€2,726 million in bonds were issued.

As a result of the cash flows described above, our cash and cash equivalents totaled €1,829.3 million at December 31, 2005, compared to €4,240.2 million at December 31, 2004. Cash and cash equivalents were higher at the end of 2004 because of the need to repay our outstanding OCEANEs that matured on January 3, 2005.

Sources of Funds

Financings

The main credit rating agencies, Moody’s and Standard & Poor’s, have assigned investment-grade credit ratings to our company.  In June 2005, Moody’s upgraded its credit rating on our long-term debt from Baa1 to A3 (P-2 for our short-term debt) and confirmed its “stable” outlook on our company.  In December 2005, Standard & Poor’s confirmed our credit ratings (BBB+ for our long-term debt, BBB for our EMTN program and A-2 for our short-term debt) and its “stable” outlook on our company.

In 2005, we pursued an active refinancing policy aimed at strengthening our financial condition and extending the maturity of our debt. The principal debt items that matured in 2005 and that were either repaid or refinanced were as follows:

•

the OCEANEs convertible into Vivendi Universal shares, issued on April 26, 1999 and maturing on January 1, 2005, were fully repaid for €1,535.3 million, including a redemption premium of €91 million;

•

the Berlin contract acquisition debt incurred by RWE/Veolia Wasser Beteiligungs AG (RVB), totaling €600 million and maturing January 15, 2005, was fully refinanced for the same value for three years and will mature on January 15, 2008;

•

the €500 million of euro medium-term notes issued on November 8, 2001 and bearing interest at a fixed rate of 4.75% matured on November 8, 2005 and were redeemed;

•

finally, the subordinated loan notes redeemable in preference shares (TSARs) issued on December 28, 2001 by the subsidiary VEFO and maturing on December 28, 2006 were redeemed prior to maturity on March 31, 2005 for €300 million.

All of these financing transactions, conducted both on the capital markets and with banks, were intended to optimize our debt profile with an emphasis on (i) achieving a better match between assets and liabilities, (ii) extending the average maturity of our long-term debt, (iii) smoothing out our debt repayment schedule, (iv) diversifying our financing sources, and (v) taking best advantage of market conditions.

Our main financing activities in 2005 included:

•

on June 17, 2005, we issued bonds indexed to the inflation rate of the euro zone. This €600 million issuance matures in 10 years and bears interest at 1.75% plus the euro-zone’s ex-tobacco inflation rate. Our natural exposure to inflation – many contracts are indexed to sector price trends and hence indirectly to inflation – makes it logical for us to issue this type of instrument;

VEOLIA - Form 20-F | 41

Back to contents

•

on November 30, 2005, we issued €500 million in a variable-rate “private placement” at 3-month Euribor +0.07%, with a maturity of 18 months; and

•

on December 12, 2005, we carried out the following two-pronged transaction:

-

we repurchased part of our outstandings under our June 2008 bond issue for €1.15 billion. This issue originally totaled €2.0 billion. Following a partial repurchase in early 2004, outstandings totaled €1.85 billion, and

-

we issued €1.5 billion in bonds in two tranches:

•

a €900 million, 10-year issue maturing in February 2016, with a nominal coupon of 4%, and

•

a €600 million, 15-year issue maturing in December 2020, with a nominal coupon of 4.375%.

Our main refinancing activities in 2005 related to bank debt included:

•

on July 29, 2005, we refinanced our CZK 8 billion syndicated loan maturing in November 2008 with a CZK 12 billion two-tranche credit facility, one maturing in seven years (CZK 4 billion) and the other maturing in five years (CZK 8 billion). There were two reasons for this refinancing: (i) covering all of the needs of Czech subsidiaries at particularly favorable terms while (ii) maintaining flexibility by extending maturity dates;

•

on January 15, 2005, the Berlin contract acquisition debt of €600 million incurred by RWE/Veolia Berliner Wasser Beteiligungs AG (RVB) was refinanced for three years.

At the same time, we sought to optimize the cost and maturity profile of our debt financing through the following transactions:

•

Refinancing of the €3.5 billion syndicated loan: On April 21, 2005, we entered into a new, €4 billion, seven-year syndicated loan to refinance the €3.5 billion, five-year syndicated loan entered into on February 19, 2004. Apart from extending the maturity of our commitments, this refinancing enabled us to achieve a significant reduction in the cost of this facility;

•

Renegotiation of bilateral facilities: we pursued negotiations aimed at extending the maturity of our existing bilateral lines of credit, at renewing maturing lines and at implementing new, principally medium-term lines of credit. The average maturity of bilateral lines nearly doubled from two to four years. As of December 31, 2005, credit lines totaled €975 million, including €250 million short-term, fully-undrawn lines.

The syndicated credit documentation and credit lines contain no disruptive coverage financial covenants.

The following table shows our net financial debt, which represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts), net of cash and cash equivalents and excluding revaluation of hedging instruments, at December 31, 2005 and 2004:

(in € millions)	December 31,2005	December 31, 2004
Long-term borrowings	13,722.8	12,157.0
Short-term borrowings	2,138.2	5,426.1
Bank overdrafts	506.8	420.1
Sub-total, financial debt	16,367.8	18,003.2
Cash and cash equivalents	-2,336.1	-4,660.3
Less fair value on hedging instruments	-161.1	-284.0
Net financial debt	13,870.6	13,058.9
- Long-term and short-term financial loans and marketable securities	-2,775.0	-2,763.4
Economic net debt	11,095.6	10,295.5

The following table lists the aggregate maturities of our long-term borrowings at December 31, 2005:

		Payments Due by Period ——————————————
(in millions of €)	Total	1 to 2 years	2 to 5 years	Over 5 years
	————	————	————	————
Bank Loans	5,864.9	1,798.0	1,936.8	2,130.1
Bonds	7,857.9	550.8	883.8	6,423.3
	————	————	————	————
Total	13,722.8	2,348.8	2,820.6	8,553.4
	=========	=========	=========	=========

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

At December 31, 2005, we had the following sources of funds available:

millions of €
Our Company
Undrawn Portion of Medium-Term Syndicated Loans	4,069
Undrawn Medium-Term Credit Lines	725
Undrawn Short-Term Credit Lines	250
Marketable Securities	--
Cash and Cash Equivalents	954
——————
Our Subsidiaries
Marketable Securities	61
Cash and Cash Equivalents	1,383
=============
Total	7,442

As of December 31, 2005, we had sources of funds available that totaled €7.4 billion, of which €2.4 billion was comprised of marketable securities and cash and cash equivalents.  During 2005, we undertook several actions to optimize our liquidity, as described above. We believe that our future capital requirements, including those for organic growth and selected acquisitions, can be met from operating cash flow, available financings and disposals of assets.

Divestitures and Disposals of Assets

Our asset divestitures totaled €348.1 million in 2005, and €327.5 million net of the cash of companies sold.

Financial divestitures in 2005, which totaled €174.6 million excluding cash of companies sold, included the following items:

VEOLIA - Form 20-F | 42

Back to contents

•

a minority stake in Acque Potabili (Veolia Water in Italy) for €20.9 million;

•

a 20% stake in a company that owns Bonna Sabla (Veolia Water in France) for €35.8 million;

•

CBM (Veolia Transportation in France) for €31.5 million;

•

the Portuguese business of Veolia Environmental Services for €18 million;

•

maintenance services for the nuclear energy industry (Veolia Energy Services (Dalkia)) for €17 million.

Cash related to financial divestitures totaled a negative €20.6 million, due essentially to a negative €6 million related to Connex Transport Ireland.

The principal industrial divestitures in 2005, which totaled €173.5 million, included the following items:

•

a block of properties in Norway belonging to Veolia Environmental Services for €19 million;

•

a New Zealand business belonging to Veolia Environmental Services for €12 million;

•

other industrial assets with individual values of less than €10 million and essentially representing rotation of operating assets.

Use of Funds

The following table shows a breakdown of our capital expenditures during 2004 and 2005:

(in € millions)	Industrial investments(1)		Financial investments(2)		New IFRIC 4 loans
	2005	2004	2005	2004	2005	2004

Water	912	861	614	185	174	161
Waste Management	739	710	105	53	3	-
Energy Services	252	247	203	88	85	5
Transportation	195	153	175	67	7	11
Other	30	126	1	42	-	-
Total	2,128	2,097	1,098	435	269	177
(1) Including those financed through capital leases. (2) Excluding cash and cash equivalents of acquired companies.

Industrial Investments

Industrial investments, excluding investments financed through capital leases, totaled €2,081.9 million in 2005, compared to €1,964.0 million in 2004, representing a moderate rise of 6%. In 2004, these figures included €100 million in investments related to FCC.

Investments including those financed through capital leases totaled €2,128 million in 2005, and were made in our different divisions in the following manner:

•

industrial investments in our water division amounted to €912 million in 2005 (an increase of 5.9% over 2004), of which €328 million were for growth-related spending and €584 million were for replacement and maintenance spending;

•

industrial investments in our waste management division amounted to €739 million in 2005 (an increase of 4.1% over 2004), of which €207 million were for growth-related spending and €532 million were for replacement and maintenance spending;

•

industrial investments in our energy services division amounted to €252 million in 2005 (an increase of 2.0% over 2004), of which €81 million were for growth-related spending and €171 million were for replacement and maintenance spending; and

•

industrial investments in our transportation division amounted to €195 million in 2005 (an increase of 27.5% over 2004), of which €67 million were for growth-related spending and €128 million were for replacement and maintenance spending.

Financial Investments

Financial investments, including net cash borrowings of acquired companies of -€154 million in 2005, totaled €944 million in 2005, compared to €334 million in 2004. In 2004, these investments included €32 million related to FCC.

Financial investments (excluding cash of acquired companies) totaled €1,098 million in 2005, and were made in our different divisions in the following manner:

•

financial investments in our water division amounted to €614 million in 2005, compared to €185 million in 2004. The principal financial investments related to the Braunschweig contract (€374 million), acquired contracts in China (€62 million) and in Australia (€16 million), where we bought 47.5 % of United Water, previously held by Thames Water, and in the United Kingdom the acquisition of the engineering company Weir Techna for €41 million;

•

financial investments in our waste management division amounted to €105 million in 2005, compared to €53 million in 2004. Shanks’ toxic waste business in the United Kingdom was acquired for €43 million, the minority interests in Onyx Norway were bought out for €11 million and Vasko was acquired in North America for €16 million;

•

financial investments in our energy services division amounted to €203 million in 2005, compared to €88 million in 2004, including the Lodz acquisition in Poland for €171 million and the purchase of Conade, a Chilean company, for €8 million; and

•

financial investments in our transportation division amounted to €175 million in 2005, compared to €67 million in 2004. The principal investments were in Norway, where we acquired Helgelandske for €20 million, and in the United States, where we acquired ATC/Vancom for €77 million.

Cash related to financial investments totaled €154 million, related essentially to the Braunschweig (€47 million), Weir Techna (€20 million) and Lodz (€17 million) companies.

Financing on behalf of third parties (IFRIC 4 loans)

Certain of our contracts qualify for treatment as lease contracts pursuant to IAS 17 and its interpretation IFRIC 4.  IFRIC 4 seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use an asset in return for payments included in the overall contract remuneration. It identifies in such agreements, based on the allocation of the risks and rewards of ownership, a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17. The contract operator—in this case, our company—therefore becomes a lessor with respect to its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the contract operator recognizes a loan (an “IFRIC 4 loan”) to reflect the corresponding financing.

Our contracts that satisfy the criteria set forth in IFRIC 4 are either outsourcing contracts with industrial customers, “Build Operate and Transfer” (BOT) contracts or incineration or co-generation contracts, under which, in particular, the risks associated with the level of demand or volume are in substance transferred to our customer.

VEOLIA - Form 20-F | 43

Back to contents

Our project financing in the form of IFRIC 4 loans totaled €269 million in 2005, compared to €177 million in 2004, representing a rise of 52.0%.

Investments through IFRIC 4 loans were made in our different divisions in the following manner:

•

investments in our water division amounted to €173.7 million in 2005, up 8.1% from 2004, due to progress on construction projects in Europe (The Hague and Brussels), partially offset by project start-ups in Asia;

•

investments in our waste management division amounted to €2.8 million in 2005, essentially in the United Kingdom;

•

investments in our energy services division amounted to €85.4 million in 2005, compared to €5 million in 2004. These investments occurred principally in France, with €52.1 million in the co-generation subsidiaries and €11.1 million in Italy; and

•

investments in our transportation division amounted to €7.4 million, a decline of 36.4% from 2004.  €5 million of these investments related to Spanish contracts.

Research and Development; Patents and Licenses

See “Information on the Company—Business Overview—Research and Development” and “Information on the Company—Business Overview—Intellectual Property” for a description of our investments in these areas.

Management of Investments – Return on Capital Employed (ROCE)

Our investment policy requires us to analyze different criteria in making investment decisions, including decisions relating to capital expenditures and financial investments.  In order to manage the profitability of our contracts globally, we use a measure of performance, which we refer to as “return on capital employed” or “ROCE,” that measures our ability to provide a return on the capital invested in our business.  We define ROCE as the ratio of (i) our results of operations, net of tax, and our share of net income of associates excluding revenue from financing on behalf of third parties (return on IFRIC 4 loans), divided by (ii) the average amount of capital employed in our business during the same year.

The following table shows the calculation of our results of operations, net of tax, in 2004 and 2005:

(in € millions)	2005	2004

Recurring operating income	1,903.6	1,619.6
Revenue from financing on behalf of third parties	-125.8	-96.7
Share of net income of associates	14.9	24.9
Income tax expense (1)	-402.1	-322.5
Net results of operations	1,390.6	1,225.3

(1)

In 2004, the financial restructuring transactions that followed the divestiture of U.S. businesses generated tax-loss carry forwards recognized in the consolidated balance sheet. Given its exceptional character, an amount of €138 million, representing the gain in earnings, was eliminated from the calculation of ROCE. In 2005, the use of these carry forwards led to a €21 million charge, which was also eliminated from the ROCE calculation.

We determine the average amount of capital employed in our business as the average of our capital employed at each of the beginning and the end of the year. Capital employed is defined as the sum of all net intangible assets, net property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements, less provisions and other non-current liabilities.

The following table shows the calculation of the average amount of our capital employed in 2003, 2004 and 2005:

(in € millions)	December 31, 2005	December 31, 2004	December 31, 2003
Net property, plant & equipment and net intangible assets	13,523.0	12,017.1	11,884.0
Goodwill net of impairment	4,863.1	4,383.6	4,256.6
Investments in associates	201.5	219.2	225.9
Net operating and non-operating working capital requirement (1)	269.7	308.6	945.6
Provisions	-2,387.4	-2,006.5	-1,968.6
Other non-current liabilities	-362.2	-353.6	-372.4
Capital employed	16,107.7	14,568.4	14,965.1
Average capital employed	15,338.1	14,766.8
(1) Including net deferred tax but excluding deferred tax related to U.S. divestitures and related restructurings (€126 million in 2004 and €117 million in 2005).

The following table shows the calculation of our ROCE in 2004 and 2005:

(in € millions)	Net results of operations	Average capital employed during the year	ROCE

2005	1,390.6	15,338.1	9.1%
2004	1,225.3	14,766.8	8.3%

Unlike the intermediate balances of our income statement, ROCE is not significantly affected by fluctuations in currency exchange rates. The positive change in ROCE in 2005 reflected the combined effect of the Veolia Environnement 2005 efficiency plan, further maturing of our contract portfolio and our control over capital employed.

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described in this document under various headings in this “Item 5. Operating and Financial Review and Prospects” as well as in the notes to our consolidated financial statements.

VEOLIA - Form 20-F | 44

Back to contents

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs (Waste) at December 31, 2005 (in millions of euro):

		Payments Due by Period
		_______________________________
Contractual Obligations	Total	Less than 2 years	2 to 5 years	After 5 years
	————	————	————	————
Long-Term Debt Obligations(1)	13,722.8	2,348.8	2,820.6	8,553.4
Operating Lease Obligations	1,894.5	821.3	760.2	313.0
Capital Lease Obligations	1,081.0	329.7	326.3	425.0
Closure and post-closure (Waste)	335.4	47.4	128.7	159.3
	————	————	————	————
Total	17,033.7	3,547.2	4,035.8	9,450.7
	=========	=========	=========	=========
_____________________

(1)

The weighted average interest rate on our long-term debt obligations during 2005 was 5.12%. This weighted average interest rate takes into account the effect of our derivative instruments. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Note 34 to our consolidated financial statements. After taking into account hedging transactions, 65.2% of our net debt bears interest at fixed rates. After further taking into account the impact of interest rate caps, this percentage increases to 73%. Assuming a constant net debt policy, a 1% increase in interest rates would generate an increase in the annual weighted average interest rate, excluding market impact, of 0.35%.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 42 to our consolidated financial statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties which are not recorded in our balance sheet.  These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part.  Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

The following is a breakdown of the off-balance sheet commitments given in the ordinary course of our business (in millions of euros):

(in € millions)	As of December 31, 2004	As of December 31, 2005	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Operational guarantees	2,713.9	2,963.5	548.5	1,462.0	953.0
Financial guarantees
Debt guarantees	154.6	250.8	55.5	99.5	95.8
Warranty obligations given	488.7	515.5	13.8	164.1	337.6
Commitments given
Obligations to buy	101.0	94.6	20.6	64.9	9.1
Obligations to sell	28.5	8.6	8.6	-	-
Other commitments given
Letters of credit	578.5	819.7	282.0	515.8	21.9
Other commitments given	807.0	772.2	160.6	336.5	275.1
Total	4,872.2	5,424.9	1,089.6	2,642.8	1,692.5

The following is a breakdown of such commitments by division:

(in € millions)	As of December 31, 2005	As of December 31, 2004

Water	2,388.4	2,334.5
Waste Management	715.2	645.2
Energy Services	541.6	497.7
Transportation	274.4	216.7
Proactiva	10.3	12.9
Holding companies	1,439.8	1,131.1
Other	55.2	34.1
Total	5,424.9	4,872.2

In addition, we sometimes enter into off-balance sheet commitments outside the ordinary course of our business.  The most significant of these commitments are described below.

Southern Water Operation

In 2003, we refinanced our investment in Southern Water.  As a result, we entered into contracts with Société Générale Bank et Trust SA and CDC Ixis on June 30, 2003 and July 18, 2003, respectively.  Under these contracts, each of Société Générale Bank et Trust SA and CDC Ixis purchased £110 million of preferred shares without voting rights issued by Southern Water and may require us to purchase the preferred shares they hold in Southern Water Investments after five years, at an average exercise price that has been adjusted by an annual yield of 5.5%. These put options relate to unlisted companies for which the fair value cannot be determined with sufficient reliability. No impairment losses had been identified in respect of these put options as of December 31, 2005.

On April 10, 2006, we sold our interest in Southern Water. See “Item 8. Financial Information—Significant Changes—Veolia Water” for further information.

VEOLIA - Form 20-F | 45

Back to contents

Replacement Obligation

We and our water and heat distribution subsidiaries, as part of our contractual obligations under concession contracts and in return for the revenues we receive, assume responsibility for the replacement of assets in the publicly owned utility networks we manage.  We estimate our future expenditures required in this regard based on the remaining life of the relevant contracts. Our accumulated expenditure forecast is estimated at €2.3 billion (€1.8 billion for water and €0.5 billion for energy) as of December 31, 2005. These expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets concerned or the contract period, according to the contract terms.

Performance Bonds for U.S. Subsidiaries

Various insurance companies have issued performance guarantees in connection with the activities of our U.S. subsidiaries (operational guarantees, site restoration guarantees), which we have underwritten up to a maximum amount of US$1.4 billion (US$0.2 billion used at December 31, 2005).

Berlin Water Contract

Under the Berlin water contract, we may be obligated to purchase rights of passage for water pipes from landowners still not indemnified who present claims for payments. The cost to us could total €610 million (50%).

Agreements with EDF

In connection with EDF’s 34% interest in our energy services subsidiary, Dalkia, EDF has granted us a call option with respect to its Dalkia shares in the event of a change in its status and a takeover bid launched for it by one of our competitors, with the price per share to be agreed upon. Likewise, we have granted a call option to EDF with respect to our Dalkia shares in the event a takeover bid is launched against us by a competitor of EDF.

VEOLIA - Form 20-F | 46

Back to contents

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Our company has been a société anonyme à conseil d’administration since its general shareholders’ meeting held on April 30, 2003, which is a French corporation with a single board of directors. Our shares are quoted on the Eurolist of Euronext and on the New York Stock Exchange (NYSE). We are subject to French regulations, in particular relating to corporate governance, and to regulations applicable to foreign companies listed in the U.S.

Board of Directors

At its meeting on April 30, 2003, our board of directors adopted an internal charter, as well as internal charters for each board committee, aimed at following the recommendations of the report of a French blue ribbon panel chaired by Mr. Daniel Bouton for the improvement of corporate governance in French public companies. We believe that our practices conform to currently standard corporate governance practices in France.

Composition and Appointment

Our board of directors must have between 3 and 18 members, subject to applicable law. Each director must own at least 750 of our shares in registered form.  Each director is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable six-year term, based on proposals by the board of directors, which itself receives proposals from the nominations and compensation committee.  The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term not exceeding the length of such persons’ terms as directors.  Our directors can be removed from office by a majority shareholder vote at any time.

The board of directors does not include any members elected by employees or any deputy directors (censeurs), but a representative of our works council attends board of director meetings in a consultative role.

The terms of half of all members of our board (or, if we have an uneven number of directors, half plus one additional director) come up for renewal every three years on a rolling basis.  Accordingly, the terms of seven pre-selected directors (Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Jacques Espinasse, Paul-Louis Girardot, Georges Ralli and Murray Stuart) came up for renewal or replacement at the shareholders’ meeting held on May 11, 2006.  Following this meeting, the terms of half of all members of our board (or, if we have an uneven number of directors, half plus one additional director) will come up for renewal or replacement every three years based on seniority of appointment.

The board of directors currently consists of 14 members, 7 of whom were elected at the ordinary general meeting of shareholders on April 30, 2003, and 7 of whom were elected at the ordinary general meeting of shareholders on May 11, 2006.

Following the recommendations made by the nominations and compensation committee at the board of directors’ meeting held on March 28, 2006, the shareholders’ meeting of May 11, 2006 renewed the terms of Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Paul-Louis Girardot, Georges Ralli and Murray Stuart for six years, and appointed Mr. Jean-Francois Dehecq to a six-year term as a replacement for Mr. Jacques Espinasse.

Evaluation of the Independence of Directors

To qualify as “independent” under our charter, a director must not have any relations with our company, our subsidiaries or our management that could impair his objective judgment. Our charter sets forth in detail the independence criteria that each director must satisfy, which are based on the recommendations of the report of a French blue ribbon panel chaired by Mr. Daniel Bouton for the improvement of corporate governance in French public companies.

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

After receiving the conclusions of the nominations and compensation committee, our board of directors proceeded with its annual evaluation of the independence of its members on March 29, 2005.  At this meeting, the board of directors qualified Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Philippe Kourilsky, Arthur Laffer, Francis Mayer, Baudouin Prot, Louis Schweitzer and Murray Stuart as independent directors under the independence criteria set forth above and the particular facts and circumstances involved. Regarding Messrs. Bouton and Prot in particular, they were deemed to satisfy our independence criteria, despite the banking relationship what we maintain with Société Générale and BNP Paribas, respectively. The board of directors concluded so on the basis of our company’s financial situation, its independence with regard to bank financing and the limited nature of the our company’s commitments with these banks. Conversely, the board deemed that Mr. Georges Ralli no longer satisfied the independence criteria due to the nature of the banking relationship between our company and Banque Lazard during 2004.

On March 28, 2006, our board of directors conducted a new evaluation of board members’ independence, and concluded that the following eight directors continued to satisfy the board’s independence criteria: Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Arthur Laffer, Francis Mayer, Baudouin Prot, Louis Schweitzer and Murray Stuart.  Mr. Philippe Kourilsky was deemed to no longer satisfy the independence criteria given his role as a scientific counselor at the Veolia Environnement Institute since September 1, 2005.

Compensation

Director compensation may take two forms: directors’ fees paid for attending meetings of our board of directors (jetons de présence), which are set by our annual shareholders’ meeting and modified at subsequent meetings if necessary, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

At its meeting of March 29, 2005, our board of directors followed the recommendation of the nominations and compensation committee and decided that the total amount of directors' fees for the 2005 fiscal year would be maintained at the same level as in 2003 and 2004. However, the board of directors decided to modify the allocation of fees in order to take into account the individual workload and responsibilities of each board member, as well as the change in composition of the board committees.  At its meeting of March 28, 2006, the board of directors decided to propose to the combined general shareholders’ meeting of May 11, 2006 (which subsequently granted its approval) an increase in the total annual amount of fees to be paid to directors, from €600,000 to €770,000 (see “—Compensation—Board of Directors Compensation” below for the new allocation of fees).

Functioning

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

The charter of our board of directors calls for the board to meet at least four times per year. During the 2005 fiscal year, the board of directors met seven times.

In addition, the board of directors must devote at least one meeting per year to a review of our strategy.  In 2005, one such meeting of the board of directors occurred on December 8, 2005.

VEOLIA - Form 20-F | 47

Back to contents

Board Evaluation

Under its charter, our board of directors is required to evaluate its work and procedures each year, in order to improve its efficiency, verify that important matters are adequately prepared and discussed within the board and measure the contribution of each board member.

In addition, the board’s internal charter provides that a formal evaluation of its functioning must occur every three years, under the direction of an independent director and an outside consultant, if necessary. This formal evaluation is meant to verify that the board is conducting its work in accordance with its charter, and to identify ways in which functioning and performance can be improved.

A formal evaluation occurred during the first quarter of 2004, with the preliminary analysis being conducted under the supervision of the chairman of the nominations and compensation committee. A detailed questionnaire and individual interviews with directors served as the basis for the preliminary analysis, the results of which were presented in detail by the committee and debated at the board of directors’ meeting held on June 22, 2004.  During the same meeting, the board of directors also evaluated the performance of our company’s management on the basis of the nominations and compensation committee’s report. The functioning of the board of directors, its committees and executive management was considered to be satisfactory as a whole by our directors.

At its meeting of March 15, 2005, the board of directors appointed an additional member of the accounts and audit committee (with effect from April 1, 2005), and replaced a member of the nominations and compensation committee.

Following the recommendation of the nominations and compensation committee, the board of directors will devote part of its agenda in 2006 to a review and debate over its functioning, in anticipation of the next formal evaluation that will take place during 2007.

Information Available to Directors

The chairman supplies directors with timely information allowing them to fully exercise their duties, and communicates to directors in a continuous manner all significant information concerning our company. Each director may request and receive any information necessary to carry out his duties, and may receive additional training concerning our group and its activities if he so desires.

In 2005, the board of directors was periodically informed of our company’s financial situation, cash flows and off-balance sheet commitments primarily through reports by the accounts and audit committee. The board of directors pre-approved all material financing transactions in accordance with its charter.

In order to perform their duties, directors may also meet with our principal executive officers upon prior notice to the chairman of the board of directors. As a result, our senior executive vice-president regularly participates in board meetings. In addition, at the request of the chairman or a director, an executive officer may be invited to attend a meeting of the board of directors.

Duties of Directors

The charter of the board of directors provides that each of our directors is bound by a number of duties and obligations, such as a duty to act in the corporate interest of our company; an obligation to inform the board of directors of any existing or potential conflict of interest and to abstain from voting in any situation where such a conflict of interest exists, as well as an obligation to inform the chairman of the board of any agreement entered into by our company or on our behalf in which he has any direct or indirect interest; a duty of professional secrecy; and an obligation to comply with our company’s insider trading policy.

Powers of the Board of Directors

Under French law and our articles of association, our board of directors has broad powers to act on behalf of our company within our corporate purposes and to define and implement our company’s policies, subject to those powers expressly granted by law or our articles of association to our shareholders.

In addition, the board of directors’ charter provides that certain significant decisions made by our chief executive officer must be pre-approved by the board of directors.  Decisions of our chief executive officer on any of the following matters are subject to such prior authorization: (i) strategic orientation of our group, (ii) transactions in line with our strategy in excess of €300 million per transaction or, if these transactions are not part of our budget, in excess of €150 million, unless they consist of financing transactions, (iii) transactions not in line with our strategy in excess of €100 million per transaction, unless they consist of financing transactions, (iv) financing transactions (whatever their terms) representing an amount in excess of €1.5 billion per transaction, and (v) transactions involving our shares representing an amount in excess of 1% of our total outstanding shares.

Pursuant to the board of directors’ charter, in 2005 decisions relating to the strategic orientation of our group, major financing transactions (bank refinancing and delivery of guarantees) as well as the negotiation and renegotiation of agreements with a strategic nature were subject to the prior approval of the board.

Board Members

The following table sets forth the names and ages of the current members of our board of directors, the date of their first appointment to the board and the date of expiration of their current term, their current function within our company and their current principal business activities conducted outside of our company. All positions and offices of our directors indicated below are given as of January 31, 2006, unless otherwise indicated. Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Henri Proglio

Age 56

Date of first appointment:
4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Chairman and Chief Executive Officer

Principal Business Activities outside our Company:

N/A

VEOLIA - Form 20-F | 48

Back to contents

Jean Azéma*

Age 53

Date of first appointment:
4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Principal Business Activities outside our Company:

Chief Executive Officer of Groupama SA

Daniel Bouton*

Age 56

Date of first appointment:
4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Société Générale

Jean- François Dehecq(1)

Age 66

Date of first appointment:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Sanofi-Aventis

Jean-Marc Espalioux*

Age 54

Date of first appointment:
4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Principal Business Activities outside our Company:

N/A

VEOLIA - Form 20-F | 49

Back to contents

Paul-Louis Girardot

Age 72

Date of first appointment: 4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Principal Business Activities outside our Company:

Chairman of the Supervisory Board of Veolia Eau -- Compagnie Générale des Eaux

Philippe Kourilsky

Age 63

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Professor at the Collège de France.

Arthur Laffer*

Age 65

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Laffer Associates and Laffer Investments

Francis Mayer*

Age 55

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Caisse des Dépôts et Consignations

VEOLIA - Form 20-F | 50

Back to contents

Serge Michel

Age 79

Date of first appointment: 4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:

Chairman of Soficot SAS

Baudouin Prot*

Age 54

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Director and Chief Executive Officer of BNP Paribas

Georges Ralli

Age 57

Date of first appointment: 4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Executive Vice President and Managing Partner of Lazard Frères SAS

Louis Schweitzer*

Age 63

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:

Chairman of the Board of Directors of Renault

VEOLIA - Form 20-F | 51

Back to contents

Murray Stuart*

Age 72

Date of first appointment: 4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the Accounts and Audit Committee since April 30, 2003

Principal Business Activities outside our Company:

N/A

* Independent directors. (1) Replaced Jacques Espinasse as a director as of the end of the shareholders’ meeting of May 11, 2006.

Henri Proglio is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and President and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of the Management Board of our company in 2000 and Chairman of the Board of Directors and Chief Executive Officer in April 2003.  He is also a Director of Thales, Member of the supervisory board of Elior, Director of EDF, Director of Casino, Guichard-Perrachon, Member of the supervisory board of Lagardère, Member of the supervisory board of CNP Assurances, Observer on the supervisory board of Caisse Nationale des Caisses d’Epargne, Managing Director (gérant) of Veolia Eau – Compagnie Générale des Eaux, Chairman of the board of directors of Veolia Propreté, Chairman of the board of Veolia Transport,  Member of the supervisory boards A and B of Dalkia, Chairman of the board of directors of Veolia Water, Chairman of the supervisory board of Dalkia France, Director of SARP, Director of SARP Industries, Director of Dalkia International, Director of Société des Eaux de Marseille, President of Campus Veolia Environnement, Director of Collex, Director of Veolia Transport Australia, Director of Veolia Environmental Services Plc, Director of Siram, Director of Veolia Environmental Services Asia, Director of Veolia Transport Northern Europe and Director of Veolia Environmental Services North America Corp.

Jean Azema holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP) as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS).  He began his career at Caisse Régionale des Pyrénées Orientales from 1975 to 1978, and later worked at Caisse Régionale de l’Allier from 1979 to 1987.  From 1987 to 1995, Mr. Azema served as director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA.  In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama South.  In June 2000, Mr. Azema was appointed Chief Executive Officer of CCAMA.  He was elected the Chairman of the French Federation of Mutual Insurance Companies (Fédération Française des Sociétés d’Assurance Mutuelle) in December 2001.  He has been the Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama since June 2000.  Mr. Azema is also chief executive officer of Groupama Holding and Groupama Holding 2, Director of Société Générale, Director of the ACMA association, permanent representative of Groupama SA on the board of directors of Bolloré Investissement, Chairman of the Fédération Française des Sociétés d’Assurance Mutuelle (FFSAM), Vice Chairman of the Fédération Française des Sociétés d’Assurance and Director of Mediobanca.

Daniel Bouton holds a degree in political science and is a graduate of the Ecole Nationale d'Administration (ENA). As part of the French financial controllers’ civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991 he has worked at Société Générale, serving as Managing Director from 1993 to 1997, and as Chairman and Chief Executive Officer from 1997 to the present. He is also Director of Total SA and Director of Schneider Electric SA.

Jean-François Dehecq has a degree from the Ecole Nationale des Arts et Métiers. He began his career as a mathematics professor and then served in the Army as a research scientist at the Nuclear Propulsion Department. From 1965 until 1973, he served in a variety of positions at Société Nationale des Pétroles d’Aquitaine (SNPA) before joining Sanofi (now known as Sanofi-Aventis) as Managing Director in 1973. From 1982 to 1988, Mr. Dehecq served as Vice President and Managing Director of Sanofi, before being appointed Chairman and Chief Executive Officer of Sanofi in 1988. From 1998 to 1999, he also served as Managing Director of Health for the Elf Aquitaine group. Following the merger of Sanofi with Synthélabo in 1999, he was appointed as Chairman and Chief Executive Officer. In June 2004, he was reappointed as Chairman and Chief Executive Officer of Sanofi. As of December 31, 2005, he was also a Director of Air France, Finance et Management, Société Financière des Laboratoires de Cosmétologie Yves Rocher and Agence Nationale de la Recherche, Member of Supervisory Board of Agence de l’Innovation Industrielle, Chairman of Association Nationale de la Recherche Technique, Member of Fondation Française pour la Recherche sur l’Epilepsie, Vice Chairman of EFPIA (European Federation of Pharmaceutical Industries and Associations) and Member of IFPMA (International Federation of Pharmaceutical Manufacturers Associations).

Jean-Marc Espalioux holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers’ civil service corps from 1978 to 1983. In 1984 he joined Compagnie Générale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he served as Chairman of the Management Board of Accor from 1997 to 2006. He is also Director of Air France–KLM and Deputy on the supervisory board of Caisse Nationale des Caisses d’Épargne.

Paul-Louis Girardot was a Director and the Chief Executive Officer of Vivendi Universal until 1998. While there, he contributed greatly to the development of its activities in the area of telephonic communication, in particular radio-telephone. Currently, his work is principally focused on developing our outsourcing business in our water division. He has also assisted in our development in the area of energy services and the production of decentralized electricity (co-generation), through Dalkia. He has been serving as the Chairman of the Supervisory Board of Veolia Eau -- Compagnie Générale des Eaux since 2001. He is also Chairman of the supervisory board of Compagnie des Eaux de Paris, Member of the supervisory board of Dalkia France, Member of supervisory boards A and B of Dalkia, Director of Veolia Transport, Director of Veolia Propreté, Director of Veolia Water, Director of Société des Eaux de Marseille and Member of the supervisory board of Compagnie des Eaux et de l’Ozone.

Philippe Kourilsky is a graduate of the École Polytechnique in France. He joined the Institut Pasteur in 1972. He is currently a professor at the Collège de France. He is also Member of the board of directors of l'Ecole Polytechnique, Member of the board of directors of Collège International de Philosophie and Member of the board of directors of LEEM Recherche.

Arthur Laffer, PhD holds degrees in economics from Yale and Stanford Universities. He began his career at H.C. Wainwright & Company in the 1960s, then joined the University of Chicago as a professor in economic affairs from 1967 to 1976.  He was then appointed as the Charles B. Thornton professor in economic affairs at the University of Southern California from 1976 to 1984. Later, he was a Distinguished University Professor at Pepperdine University and a member of its board until 1988. He has been Economic Director of the Federal Office of Management and Budget (1970), special advisor to the Secretary of the Treasury and to the Secretary of Defense (1972-1977) and a member of the Presidential Council of Economic Advisors (1981 to 1989). He was also one of the 25 founding members of the Consultative Council to the U.S. Congress, which was formed in 1998 to provide advice to the 105th and 106th congresses in the area of tax and economics. In 1979, he founded Laffer Associates, an economic research and consulting firm, of which he is currently the chairman and chief executive officer.  He is also the founder, chairman and chief executive officer of Laffer Investments. He is a founding member of the Policy Consultative Committee of the U.S. Congress, Member of the Council of Economic Advisors of Governor Schwartzenegger and Member of the board of directors or consultative councils of Oxigene Inc., Nicholas-Applegate Growth Equity Fund, Provide Commerce, MPS Group and William Lyon Homes.

VEOLIA - Form 20-F | 52

Back to contents

Francis Mayer is a graduate of ENA and a tenured university professor.  He joined the French Finance Ministry in 1979 where, after holding several positions, he became Deputy Director in 1994.  In October 1997, Mr. Mayer was appointed President of the Paris Club, and in October 1999 Vice President of the European Investment Bank.  Mr. Mayer has been the Chief Executive Officer of the Caisse des Dépôts et Consignations (CDC) since December 2002.  He is also a Permanent representative on the supervisory board of CNP Assurances, Vice-chairman of the supervisory board of Ixis Corporate & Investment Bank, Member of the supervisory board and vice-president of Caisse Nationale des Caisses d'Epargne, Chairman of the supervisory board of Société Nationale Immobilière, Chairman of the supervisory board of CDC Entreprises, Director of CDC Holding Finance, Chairman of the supervisory board of Société Nationale Immobilière, Director of Accor, Director of Casino and Director of Dexia.

Serge Michel has spent his entire career in the construction and public works business, having served as Vice President of Compagnie de Saint Gobain, Deputy Managing Director and President of SOCEA, Chairman of S.G.E. until 1991, Chairman of CISE until 1997 and Deputy Managing Director of Compagnie Générale des Eaux (which became Vivendi Universal) until 1992. He is currently Chairman of Soficot, which he founded in 1997. He is also Chairman of CIAM Domaine de Pin Fourcat, Chairman of SAS Carré des Champs-élysées, Chairman of Société Gastronomique de l’étoile, Chairman of Groupe Epicure, Member of the supervisory board of Compagnie des Eaux de Paris, Permanent representative of SARP on the board of directors of SARP Industries, Permanent representative of EDRIF on the supervisory board of Veolia Eau -- Compagnie Générale des Eaux, Member of the supervisory board of Société des Eaux de Trouville Deauville et Normandie, Permanent representative of CEPH on the board of directors of SEDIBEX, Chairman of the supervisory board of SEGEX and Director of Vinci, Eiffage, LCC and Infonet Services.

Baudouin Prot is a graduate of the HEC business school in Paris and ENA.  From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comté region of France, French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry.  He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice President in 1992 and Chief Executive Officer in 1996. After having been a director and executive vice president of BNP Paribas since March 2000, he was named a director and chief executive officer of BNP Paribas in June 2003.  He is also Director of Pinault-Printemps-Redoute, Permanent representative of BNP Paribas on the supervisory board of Accor, Member of the board of directors of Pargesa Holding SA (Switzerland) and Director of ERBE (Belgium).

Georges Ralli holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He began his banking career at Crédit Lyonnais (1970-1981) and later headed the department of financial negotiations at Crédit du Nord. In 1982, he served as Secretary of the Commission for the Development and Protection of Savings.  In 1986, Mr. Ralli joined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999.  Since 2000, Mr. Ralli has been deputy chairman and a member of the executive committee of Lazard LLC (U.S.) and an executive vice president of Lazard Frères (Paris).  He is also Executive vice president and managing partner of Maison Lazard SAS, Chairman and managing partner of Lazard Frères Gestion SAS, Chairman-Chief Executive Officer and director of Lazard Frères Banque, Director of Fonds Partenaires Gestion, Director of VLGI, Director of Chargeurs and Silic, deputy of Eurazeo, Deputy Chairman of Lazard Group LLC (USA), Member of the executive committee of Lazard Strategic Coordination Company LLC (USA), Member of the board of directors of Lazard & Co. (Italy) and Co-chairman of the Comité Européen d’Investissement Bancaire.

Louis Schweitzer is a graduate of the Institut d’Etudes Politiques de Paris and ENA.  He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France.  In 1986, Mr. Schweitzer joined Renault’s senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer (in 1989) and Executive Vice President.  He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992. He served in this position until April 29, 2005, at which point his sole function within Renault became Chairman of the Board of Directors. He is also Chairman of the Haute Autorité de Lutte contre les Discriminations et pour l’Egalité, Director of Électricité de France, Director of BNP Paribas, Director of l’Oréal, Member of the consultative board of Banque de France, Member of the board of various public interest associations (Musée du Louvre, Musée du Quai Branly and Fondation Nationale des Sciences Politiques), Vice-chairman of the supervisory board of Philips (Netherlands), Director of AB Volvo (Sweden), Chairman of the Board of Directors of Astra Zeneca (United Kingdom) and Member of the consultative board of Allianz (Germany).

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

Following the change of our corporate form on April 30, 2003, and in application of our governance principles, our chairman and chief executive officer created an executive committee composed of seven members drawn from each of our four operating divisions (all of whom, with the exception of Mr. Eric Marie de Ficquelmont, were members of our former management board until April 30, 2003).  Our executive committee meets approximately every fifteen days, and is chaired by Mr. Henri Proglio.  The executive committee helps to determine our principal strategy.

The following table sets forth the names and ages of the members of our executive committee, their current function in our company and their principal business activities outside of our company.

Name	Age	Function in Veolia Environnement	Principal Business Activities Outside Veolia Environnement
————	————	————	————
Henri Proglio	56	Chairman and Chief Executive Officer	None
Jérôme Contamine	48	Senior Executive Vice President and Chief Financial Officer	None
Eric Marie de Ficquelmont	51	Executive Vice President – Human Resources	None
Olivier Barbaroux	50	Executive Vice President, Head of Energy Services Division	None
Antoine Frérot	47	Executive Vice President, Head of Water Division	None
Denis Gasquet	52	Executive Vice President, Head of Waste Management Division	None
Stéphane Richard	44	Executive Vice President, Head of Transportation Division	None

Jérôme Contamine holds degrees from the Ecole Polytechnique, the Ecole Nationale de la Statistique et de l’Administration Economique and ENA. He served as auditor for the Cour des Comptes from 1984 to 1988 and held a variety of senior positions with Elf (and later TotalFinaElf) between 1988 and 2000. He became Chief Financial Officer and Deputy Managing Director of our company in June 2000. Mr. Contamine holds various positions within our group, the most significant being director of Veolia Transport, Veolia Propreté, VE Services-Ré, Veolia UK Ltd, Veolia Environmental Services, UK Plc, Veolia ES Holdings and Veolia Environnement North America Company, member of the supervisory board of Dalkia France and chairman of Veolia Environnement North America Operations.  Outside our group, Mr. Contamine is a director of Rhodia and Valeo.

VEOLIA - Form 20-F | 53

Back to contents

Eric Marie de Ficquelmont joined our group in 1991 as Head of Human Resources of CGEA Onyx. He was appointed Executive Vice President, Human Resources of our company in 2000.  Mr. de Ficquelmont holds various positions within our group, the most significant being director of Veolia Transport and Veolia Environnement Development Centre Ltd.

Olivier Barbaroux is a graduate of the Ecole Polytechnique, the Ecole Nationale des Ponts et Chaussées and the Massachusetts Institute of Technology.  He began his career in 1979 as head of the International Investments Bureau at the French Ministry of Industry. He was appointed to the Port Authority of Marseilles-Fos in 1981, first as Director of New Construction and Ship Repair and then as Director of Marseilles Terminals and Facilities in 1983.  He joined the Paribas Group in 1987 as Deputy Director of Industrial Affairs, and in 1993 was appointed as a member of the Executive Committee of Paribas Affaires Industrielles, in charge of Energy, Natural Resources and Transportation, and as Chairman and CEO of Coparex International (listed). In 1996, he was appointed Chairman and CEO of VIA GTI (listed). He became global Head of the Energy Division at Paribas in 1998. He joined our company in 1999 as Chief Operating Officer of Vivendi Water.  He was appointed President of Dalkia in February 2003. Mr. Barbaroux holds various positions within our group, the most significant being permanent representative of Dalkia on the board of Clemessy, member of the supervisory boards of Compagnie des Eaux et de l’Ozone and Compagnie des Eaux de Paris, chairman and chief executive officer of Dalkia International, managing director (gérant) of Dalkia France and director of Veolia Propreté.

Antoine Frérot is a graduate of the Ecole Polytechnique and holds a doctorate from the Ecole Nationale des Ponts et Chaussées. He began his career as an engineer and joined Cergrene, a research center, in 1983, becoming a Director in 1984.  He joined Compagnie Générale des Eaux in 1990, and was appointed Chief Executive Officer of Veolia Transport in 1995.  Mr. Frérot holds various positions within our group, the most significant being director of Veolia Transport, Veolia Propreté, Sade and Eaux de Marseilles, chairman of the supervisory board of Compagnie des Eaux et de l’Ozone, chief executive officer of Veolia Eau -- Compagnie Générale des Eaux, and chairman of the board of Veolia Water Solutions & Technologies.

Denis Gasquet is a graduate of the Ecole Polytechnique and the Centre de Perfectionnement aux Affaires. From 1979 to 1989, he served in a variety of positions in the Office National des Forets. He joined Compagnie Générale des Eaux in 1989, becoming Chief Executive Officer of Veolia Propreté in 1996. Mr. Gasquet holds various positions within our group, the most significant being director of Veolia Environmental Services, UK Plc, SARP, SARP Industries and Veolia Environmental Services North America Corp. and chairman of the board of directors of Collex Pty.

Stéphane Richard is a graduate of the HEC business school and Inspecteur des Finances.  He began his career in 1991 as a technical advisor at the Ministry of Industry and Exterior Commerce.  He joined Compagnie Générale des Eaux in 1992 as a head of mission.  In 1994, he was named Director and Chief Executive Officer of Compagnie Immobilière Phénix, and then in 1995, he joined CGIS, which later became Nexity, where he became Chairman and Chief Executive Officer in 1997.  Mr. Richard was appointed Chief Executive Officer of Veolia Transport in 2003. Mr. Richard holds various positions within our group, the most significant being chairman of the board of directors of CFTI, president of CGFTE, director of Veolia Transport Northern Europe AB, Veolia Transportation, Inc., Veolia Transport Australia and FCC-Connex and member of the supervisory board of SNCM. Outside our group, Mr. Richard is a director of Nexity SA, UGC, France Telecom and Société des Autoroutes Paris Rhin Rhône.

VEOLIA - Form 20-F | 54

Back to contents

COMPENSATION

Board of Directors’ Compensation

The members of our board of directors received the following compensation during the 2005 fiscal year for services to us and our subsidiaries, including benefits and directors’ fees paid for attending meetings of our board of directors (jetons de présence):

	Compensation paid (in €) by ————
	Our company	Our subsidiaries
	————	————
Henri Proglio	1,831,612(1)	70,912
Jean Azema	45,250	0
Daniel Bouton	39,000	0
Jean-Marc Espalioux	45,250	0
Jacques Espinasse	34,000	0
Paul-Louis Girardot	45,250	49,059
Philippe Kourilsky	34,000	0
Arthur Laffer	25,500*	0
Francis Mayer	34,000	0
Serge Michel	65,000	8,213
Baudouin Prot	34,000	0
Georges Ralli	34,000	0
Louis Schweitzer	45,250	0
Murray Stuart	57,750*	0
* After withholding tax. (1) This amount consists of €1,797,612 in gross compensation and €34,000 in directors’ fees.

With the exception of Mr. Henri Proglio, the members of the board of directors did not receive any compensation in 2005 other than the fees paid in connection with their participation in board or committee meetings (jetons de presence). The figures above therefore represent such persons’ compensation for serving as directors only.

Total Amount and Division of Directors’ Fees

The shareholders’ meeting of April 30, 2003 set the total annual amount of fees to be paid to our directors at €600,000. At its meeting of April 5, 2004, the board of directors followed the recommendation of the nominations and compensation committee and decided that the total amount of directors' fees for the 2004 fiscal year and the allocation thereof would be maintained at the same level paid in 2003.

However, at its meeting of March 29, 2005, the board of directors decided that although it would not propose a change in the total amount of directors’ fees for the 2005 fiscal year, it would modify the allocation of fees in order to take into account the appointment of an additional member to the accounts and audit committee, the replacement of a member on the nominations and compensation committee, as well as the duties incumbent upon the chairman of the accounts and audit committee in particular.

The allocation of directors' fees approved by the board of directors takes into account the individual workload and responsibilities of each board member and his or her participation in the work of board committees, if any.  Directors' fees for the 2005 fiscal year have been allocated as follows:

•

Total amount: €600,000

•

Person acting in role of board member only: €33,000

•

Person acting in role of board member and committee member: €43,000

•

Chairman of the nominations and compensation committee: €65,000

•

Chairman of the accounts and audit committee: €89,000

At its meeting of March 28, 2006, the board of directors decided to propose to the combined general shareholders’ meeting of May 11, 2006 an increase in the total annual amount of fees to be paid to directors, to €770,000. The previous amount of €600,000 has remained unchanged since the general shareholders’ meeting of April 30, 2003. The increase (which was approved by the shareholders’ meeting of May 11, 2006) is designed to take into account the duties incumbent upon committee members (in particular those of the accounts and audit committee) and to align our practices with those of other companies included in the CAC 40 that are listed in the U.S.

At the same meeting of March 28, 2006, the board of directors decided to allocate directors' fees for the 2006 fiscal year as follows:

•

Person acting in role of board member only: €40,000

•

Person acting in role of board member and committee member: €50,000

•

Chairman of the nominations and compensation committee: €80,000

•

Chairman of the accounts and audit committee: €120,000.

The board of directors also decided that the payment of part of the fees due to board members (whether or not members of any committee) would be subject to their attendance at meetings of the board of directors. Accordingly, half of the directors’ fees due to be paid to an individual board member in 2006 (i.e., €20,000) will be subject to his attendance at at least six meetings of the board of directors throughout the year. This amount will, if applicable, be reduced pro rata to any absences recorded.

Executive Committee Compensation

In 2005, the aggregate amount of compensation paid to members of our executive committee other than our chairman and chief executive officer (6 persons in total) for services in all capacities was €3,933,349, of which €2,393,989 represented the fixed portion of 2005 compensation and €1,539,360 represented the variable portion of compensation relating to the 2004 fiscal year which was paid in the first half of 2005.

The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of our executive committee other than our chairman and chief executive officer in 2004 and 2005:

	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2004	2,280,000	1,048,800*	3,328,800
Compensation paid in 2005	2,393,989	1,539,360**	3,933,349
* Includes the variable compensation due in respect of the 2003 fiscal year and paid in 2004. ** Includes the variable compensation due in respect of the 2004 fiscal year and paid in 2005.

VEOLIA - Form 20-F | 55

Back to contents

In addition to the above compensation, a profit-sharing payment of €18,000 in respect of the 2004 fiscal year was paid in June 2005.

In 2005, none of our directors or executive officers were parties to contracts with us or our subsidiaries that provided for the award of benefits upon termination of their employment.

Supplementary Retirement Plan

At its meeting of September 15, 2005, the board of directors decided to establish a supplementary retirement plan with defined benefits for the chairman and chief executive officer and other members of the executive committee, in line with the practices of other companies listed in the CAC 40.

The supplementary retirement plan established by the board of directors and approved by shareholders on May 11, 2006 will become effective in 2006 and has the following characteristics:

•

a specific regime that takes into account the cancellation (following the separation from Vivendi) of the retirement plan from which group executives benefited until December 31, 2002 as employees of Générale des Eaux (later named Vivendi, then Vivendi Universal, and now Vivendi once again);

•

a retirement benefit that is in addition to other retirement benefits acquired as a function of seniority, which is capped at 25% of covered compensation (for 25 years of seniority);

•

a limit on total retirement benefits fixed at 50% of covered compensation (which is the average of the three most recent compensation schedules).

The financing of this retirement plan will be outsourced to an insurer.

On the basis of current estimates (actuarial calculations), the total cost of this retirement plan is expected to amount to €11.4 million for the chairman and chief executive officer and €16 million for the other members of the executive committee (or a total cost of €27.4 million).  This is subject to the beneficiaries’ continued service with our company until the time that they retire and are eligible to receive benefits, in accordance with the provisions of the French “Fillon” law.

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Compensation paid to Mr. Proglio in 2005 was determined according to terms proposed by the nominations and compensation committee and approved by the board of directors. During 2005, Mr. Proglio received the fixed portion of his compensation for 2005 as well as the variable portion of his compensation for the 2004 fiscal year paid in early 2005, which was determined at the board of directors’ meeting of March 29, 2005. He also received other benefits, as well as the directors’ fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

Fixed Portion of 2005 Compensation

The board of directors followed the recommendation of the nominations and compensation committee, and decided to increase the fixed portion of Mr. Proglio’s compensation for the 2005 fiscal year by 5%. The fixed portion of Mr. Proglio’s compensation for the 2005 fiscal year therefore amounted to €945,000 (compared to €900,000 during the previous year).  At its meeting of March 28, 2006, the board of directors decided to leave this amount unchanged for the 2006 fiscal year.

Variable Portion of the Compensation

70% of the variable portion of compensation is based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

Variable compensation for 2004: The amount of Mr. Proglio’s variable compensation in respect of the 2004 fiscal year was determined by the board of directors at its meeting of March 29, 2005, based on the recommendation of the nominations and compensation committee. This amount was paid to Mr. Proglio during the first half of 2005. The performance indicators used by the board to determine this amount, based on the objectives of the 2004 budget, were: the level of return on capital employed (excluding FCC), net recurring income and the improvement in net financial debt, with each indicator carrying a 1/3 weighting.  Since each of these indicators had reached the desired level during 2004, the board of directors awarded Mr. Proglio variable compensation of €850,000 for fiscal year 2004, including the qualitative part of the variable compensation.

Variable compensation for 2005: Based on the recommendation of the nominations and compensation committee, the board of directors decided at its meeting of March 29, 2005 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of Mr. Proglio’s variable compensation in respect of the 2005 fiscal year, based on the objectives of the 2005 budget, would be: the level of return on capital employed and the level of EBIT (recurring operating income), with each indicator carrying a 50% weighting.  The board concluded that given the reduction in debt that had already occurred, the previous indicator of “improvement in net financial debt” had become less important than future trends in operating income. At its meeting of March 28, 2006, the board awarded Mr. Proglio €1,062,500 in variable compensation for the 2005 fiscal year, based on its qualitative assessment of his performance as well as the achievement of the performance objectives set forth above.

Other Benefits

In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2005 totaling €2,616, relating to use of a company car.

Directors’ fees paid by Veolia Environnement and its subsidiaries

In 2005, Mr. Proglio received gross directors' fees from us totaling €34,000, which were paid in respect of the last quarter of 2004 and the first three quarters of 2005 (fees due for the last quarter of 2005 were paid in January 2006).  Directors’ fees paid to Mr. Proglio are subject to French taxes (CSG/CRDS deduction) that are withheld from the amounts paid to Mr. Proglio. Mr. Proglio also received directors' fees from our subsidiaries in both France and abroad totaling €70,912.

VEOLIA - Form 20-F | 56

Back to contents

Variation between Mr. Proglio’s Compensation in 2004 and 2005

The table below sets forth the total gross compensation paid to Mr. Proglio in 2004 and 2005 (including fixed and variable compensation, directors’ fees and benefits):

	Various compensation			Directors' fees paid by subsidiaries	Benefits*	Total gross compensation
	Fixed	Variable	Directors' fees paid by VE
Compensation paid in 2004	900,000	473,620**	24,517	70,395	3,898	1,472,430
Compensation paid in 2005	944,996***	850,000****	34,000	70,912	2,616	1,902,524

*

Related to a company car.

**

Variable compensation due in respect of the 2003 fiscal year and paid in 2004.

** *

The amount approved by the board of directors meeting of March 29, 2005 (€945,000) and referred to above was rounded.

*** *

Variable compensation due in respect of the 2004 fiscal year and paid in 2005.

Retirement Plan

In 2005, Mr. Proglio benefited from a supplementary retirement plan that we provide to our senior management.

Pension or Retirement Benefits

The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits during 2005 for members of senior management as of December 31, 2005 was €650,000. We do not provide pension, retirement or similar benefits to directors except to our chairman and chief executive officer, who benefits from the supplementary retirement plan we provide to our senior management.

BOARD PRACTICES

Following our transformation into a société anonyme à conseil d’administration on April 30, 2003, our existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the new board of directors of our company.

Accounts and audit committee

The accounts, audit and commitments committee was renamed the “accounts and audit committee” at the board of directors’ meeting of March 9, 2006.  At the board meeting of May 11, 2006, its missions were updated.  It principally performs the following functions:

•

Regarding accounting matters, the committee reviews with the auditors the appropriateness and consistency of the accounting methods adopted to prepare the financial statements and examines whether significant transactions have been adequately treated, provides an opinion on the draft semi-annual and annual financial statements, and meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of management;

•

Regarding internal auditing and internal control, the committee is informed of the procedures established and implemented in connection with internal control over financial reporting, examines the internal audit plan and receives a periodic summary of the group’s internal audit reports.  The committee meets as necessary with the internal audit director to discuss the organization of internal audit;

•

Regarding the supervision of our independent auditors, the committee examines the auditors’ work plan and meets as necessary with the auditors and our management, including our accounting and treasury officers.  The committee is entitled to meet with such persons outside the presence of our management. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees our company pays to the auditors for all of their services and assures that the amount of these fees does not call into question the independence of the auditors. The committee also supervises the procedure for selecting the independent auditors.

Pursuant to the committee’s charter, members must be selected on the basis of their financial or accounting skills.  The committee’s charter also provides that the committee must consist of three to five members appointed by the board of directors upon the recommendation of the nominations and compensation committee. The committee currently consists of four members, three of whom are independent(*) based on criteria set forth in the board’s charter (all of them are deemed to be independent based on criteria of the NYSE manual): Murray Stuart* (chairman), Jean Azema*, Jean-Marc Espalioux* and Paul-Louis Girardot. The committee meets at the request of its chairman or the chairman of the board of directors at least five times each year.

Nominations and compensation committee

Our nominations and compensation committee principally performs the following functions:

•

Regarding compensation, the committee studies and makes annual recommendations on the compensation of directors and executive officers and with respect to retirement and other benefits. The committee also proposes a total amount and breakdown for the fees paid to directors, and advises the board of directors on stock option policy and awards. The committee is also informed of the compensation policy for the principal executive officers of our subsidiaries, and examines all share capital increases reserved for employees;

•

Regarding nominations, the nominations and compensation committee makes recommendations regarding our directors and senior managers and arranges for their succession. It also recommends the nomination of members and a chairman for each of our company’s committees. The committee’s choices must strive to reflect a diversity of experience and points of view and assure that the board remains objective and independent with respect to a shareholder or group of shareholders. With this in mind, and in light of the expiration of the terms of half of our directors in 2006 in accordance with the rolling renewal mechanism described above, the committee recommended at the board meeting of March 28, 2006 that the terms of Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Paul-Louis Girardot, Georges Ralli and Murray Stuart be renewed for six years, and that Mr. Jean-Francois Dehecq be appointed to replace Mr. Jacques Espinasse as a director. The committee also strives to ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts and audit committee and half of the members of the nominations and compensation committee.

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

The committee’s charter provides that the committee must consist of three to five members appointed by the board of directors upon the recommendation of the then current members of the nominations and compensation committee.  The committee currently consists of three members, two of whom are independent(*): Serge Michel (chairman), Louis Schweitzer* and Daniel Bouton*.  The committee meets at the request of its chairman or the chairman of the board of directors at least two times each year.

VEOLIA - Form 20-F | 57

Back to contents

Disclosure committee

In addition to the committees above, our chief executive officer and our chief financial officer created a disclosure committee, which was presented to our former management board on December 11, 2002.  Our chief executive officer or, in his absence, our senior executive vice president chairs meetings of the disclosure committee.  In addition to our chief executive officer and our senior executive vice president, the permanent members of the committee include the heads of each of our divisions (water, energy services, waste management and transportation) and the principal executive officers of our corporate departments.

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

The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary to assure the accomplishment of its mission, but at least two times each year, including (i) once before the end of each year to organize the drafting of our annual reports (French document de référence and Form 20-F), and (ii) prior to the filing of our annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report. The disclosure committee may also meet before the announcement of any significant event.

Ethics committee

In February 2003, we implemented an ethics program entitled “Ethics, Commitment and Responsibility,” which was updated in December 2004. This program is intended to guide the daily behavior of our employees with respect to ethical matters.

In March 2004, we created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee has three members and may pursue any matter that it wishes regarding group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential.

Pursuant to the “whistleblowing” provision of Article 301 of the Sarbanes-Oxley Act, the ethics committee is in charge of receiving and handling, in coordination with the accounts and audit committee, all employee inquiries relating to accounting, auditing or internal control matters.  On June 14, 2005, the accounts and audit committee approved the set of procedures to be followed for handling and following up on these employee inquiries.

EMPLOYEES

Employee Information

The corporate information below has been drawn from an international database, which we have worked on developing since 2001. This database includes more than one hundred corporate indicators, yielding more than 150,000 pieces of data per year, which can be sorted by company, country and geographical area or region.  All companies within our group whose results are either fully or proportionally consolidated for accounting purposes are included in this database.

The main corporate indicators drawn from the international database are presented below under different subheadings.  Investors are cautioned not to place undue reliance on such figures, in particular in the case of averages, since the figures below are often aggregated across all parts of the world, and may require more detailed analysis at the level of the specific geographic area, country or business concerned.

The 2003 data appearing below has been retreated to take into account changes in our scope, so as to make comparisons with 2004 data more meaningful.  As a result, the 2003 data below excludes the employees of FCC and the employees of the sold activities of USFilter Corporation.

Total Number of Employees

As of December 31, 2005, we had 271,153 employees (including 100% of the employees of companies that are proportionally consolidated by our company), an increase of 7.78% (19,569 employees) over 251,584 employees as of December 31, 2004.  In 2003, we had 241,228 employees.

The following table shows the distribution of our employees by activity and geographic location as of December 31, 2005:

	Water*	Waste Management*	Energy Services	Transportation	Total	%
Europe	51,791	48,398	40,644	55,305	196,554**	72.49%
Of which metropolitan France	28,101	32,887	18,715	26,812	106,931**	39.44%
North America	3,355	11,295	23	11,894	26,567	9.80%
South America	2,602	7,424	5,283	795	16,104	5.94%
Africa/Middle East	7,634	6,138	467	300	14,539	5.36%
Asia/Pacific	5,383	7,499	499	4,008	17,389	6.41%
Total	70,765	80,754	46,916	72,302	271,153**	100%
%	26.10%	29.78%	17.30%	26.66%	100%

*

 Proactiva’s employees (8,637 employees) have been divided according to activity, between water (1,718 employees) and waste services (6,919 employees).

**

The total number for France includes 416 employees who work at the Company's headquarters and at the Veolia Environnement Campus.

As of December 31, 2005, 39.44% of our employees were located in France, 33.07% in the rest of Europe, 8.89% in the United States and 18.60% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2005, we employed 251,842 persons (representing 92.9% of our employees) under indefinite term employment contracts and 19,311 persons under fixed-term employment contracts.  During 2005, 4,979 fixed-term employment contracts were converted into indefinite term employment contracts (or 25.8%).  As of December 31, 2005, 21,995 of our employees (or 8.1% of total employees) were managers, 249,158 were non-managerial employees, and 52,583 were women (or 19.4% of total employees).

In France, among the 107,202 employees as of December 31, 2005 (including 271 employees in Réunion), 101,249 (or 94.4%) were employed under indefinite term employment contracts and 5,953 under fixed-term employment contracts. During 2005, 2,270 fixed-term contracts were converted into indefinite term contracts (or 38.1%). Of our employees in France, 11,533 (or 10.8%) were managers, 95,669 were non-managerial employees and 21,853 (or 20.4%) were women.

Weighted average annual number of employees

This figure corresponds to the number of employees that we would have had if the latter had all been working full time during the entire year.  It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each employee.  In 2005, our weighted average number of employees was 252,643, of which 237,630 (or 94.1%) were employed under indefinite term employment contracts.

VEOLIA - Form 20-F | 58

Back to contents

In France, the weighted average number of employees during 2005 was 101,515, of which 96,359 (or 94.9%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies.  In 2005, the consolidated weighted average number of employees was 241,627.

Temporary employees

The number of temporary employees during 2005 (in full time equivalent) was 10,566, which represents 4.2% of the total full-time equivalent of employees. In France, the number of temporary employees during 2005 (in full time equivalent) was 7,236, which represents 7.1% of the total full-time equivalent of employees.

Human Resources Policies

We count numerous companies as part of our group, the activities of which must be adapted to local circumstances. Accordingly, human resource management is largely decentralized, though we nevertheless seek to disseminate some common tools and principles throughout our divisions in order to establish a consistent long-term policy.

For many years, our human resource management has focused on developing the skills of current employees, in order to foster their professional development and enhance the opportunities for internal mobility.  In order to deal with an aging workforce and an increasing lack of skilled labor, we have also begun conducting a large and innovative recruiting campaign referred to as “Veolia Skills”. The objective under the campaign is to recruit 17,000 new employees between now and the end of 2007. As part of the effort, we are strengthening our existing training programs to prepare for future needs and to allow employees to continue their professional advancement.

At the same time, the improvement of working conditions and safety of employees is a constant endeavor for us, since the nature of our activities exposes certain employees to specific health and safety risks.  As a leader in environmental services, we seek to serve as an example for other companies by putting the physical and mental health concerns of our employees at the forefront.

Regardless of the nature of their activities or the countries in which they conduct business, our subsidiaries are guided by the following common principles that are applied according to their specific local needs:

•

encouraging employees to develop an interest in the life of their company and of Veolia Environnement through the development of social dialogue and local initiatives (illustrated in 2005 by the establishment of a European Group Committee, following establishment of a Group Committee in France); and

•

providing employees with fair compensation based on their contribution to our activities, through compensation that includes salary, social welfare benefits and various forms of incentives and profit-sharing.

These principles serve to establish a corporate model that is shared by our group, which places men and women at the heart of economic and corporate success while respecting equality of opportunity and diversity.

Improving knowledge of social reality within our company

Since 2002, we have had an effective system for collecting and consolidating human resources data, which demonstrates our desire to go beyond legal requirements in this area. Each year, we use more than one hundred indicators to collect identical information in 64 countries, thanks to a network of more than 500 correspondents throughout the world. This data is strictly controlled and covers all of our subsidiaries, thereby offering a snapshot of our group’s human resources development.

The collection system was improved in 2005 through the implementation of new software to enhance the collection process, thereby allowing data to be more easily traced, as well as more reliable. Currently, the database includes nearly one million figures, allowing us to constantly track our corporate progress in a precise and reliable manner. We monitor ten indicators with heightened attention.  These relate to data concerning staff turnovers, limited-term contracts, overtime, absenteeism and workplace accidents. We have set targets for ourselves in various such areas, based on the activity involved and the local context of each subsidiary.

In addition to collecting corporate data, in 2005 we pursued the implementation of our system to classify and manage employee skill sets. The system is based on a detailed mapping of jobs and skill sets across our various subsidiaries. We hope that, through use of this system, we will be able to reinforce ties between job posts and required training or certification programs.  The system will also help to facilitate deployment of a common classification system for managers, which weighs managerial posts differently based on various criteria.  Over time, each manager both in France and abroad will be assigned a classification based on his or her position. An analogous classification system is being deployed for control agents. All of these measures combined are designed to enhance professional development and anticipate future training needs.

In early 2005, we created a “social perspectives” department to oversee the work of the social observatory.  The latter is charged with foreseeing future social changes, which is necessary in order to develop a corporate policy for the long-term. We must increasingly take into account the changing social environment of our subsidiaries in order to be successful (demographic changes, labor market changes, public policy in terms of training, change in behavior regarding work, etc.).  Mr. Yves Lichtenberger, the President of the University of Marne-La-Vallée, is chairman of the social observatory, and oversees studies conducted on various themes both internally and in partnership with public institutions doing social science research.  In 2005, the social observatory’s work focused on:

•

improving tutoring activity,

•

managing an age pyramid across different activities,

•

implementing best practices to reduce absenteeism, a study conducted in collaboration with Anact (Agence nationale pour l’amélioration des conditions de travail),

•

transferring know-how, a study conducted in collaboration with Creapt (Centre de recherches et d’études sur l’age et les populations au travail), and

•

conducting remote management training, a study conducted in collaboration with the Centre d’étude pour l’emploi.

Preparing for the future, valuing human resources, enhancing skills

Implementation of an agreement relating to skills development and professional advancement

An agreement signed on October 4, 2004 with our unions is expected to lead to significant changes in the area of skills management.  These changes will include: better anticipating training needs, developing initiatives in the area of professional advancement, recognizing and rewarding greater experience, developing professional mobility between organizations, developing individual careers, strengthening dialogue regarding skills and work organization, and affording employees with fewer skills better access to training programs.  Although these changes will take time to implement, this agreement has already caused most of our subsidiaries in France to re-examine and improve their practices for integrating new employees and conducting training programs.

Since the beginning of 2005, this agreement has been implemented at several levels:

•

at the central level, for example, there have been improvements relating to tutoring programs (at Veolia Energy Services in particular), professional advancement over the course of one’s career and continued training of the least skilled employees; and

VEOLIA - Form 20-F | 59

Back to contents

•

at the local level, there have been various agreements signed at Veolia Environmental Services relating to professional development, establishment of an annual evaluation process, development of tutoring, apprenticeships and work safety programs; and

•

at Veolia Transportation, individual working groups have been formed.

Pursuant to the agreement, we pooled our funds for professional training during 2005. Accordingly, a common management structure now exists within OPCIB (Organisme Paritaire Collecteur InterBranches), which will now manage funds for most entities.  Veolia Transportation will nevertheless retain certain funds for itself relating to work-study programs.

“Veolia Skills” Program

In September 2005, we engaged in a large and innovative recruiting campaign in France referred to as “Veolia Skills”. The objective under the campaign is to recruit 3,000 employees in 2005, 6,000 employees in 2006 and 8,000 new employees per year beginning in 2007.

All of these recruitments will involve professional skills training lasting between 9 and 24 months, which will lead to a diploma recognized by the French Education Ministry.  Once a diploma has been obtained, candidates will be offered indefinite-term employment.

This recruiting campaign is open not only to youths but also to persons over the age of 18, since we need employees of all ages within our organization. It is also open to existing employees, in order to afford them greater mobility and in the spirit of ongoing skills development.

We have signed agreements with various partners in connection with this recruiting campaign, including:

•

ANPE, which is charged with helping to evaluate potential candidates using simulation techniques;

•

AFPA, which will assist with training and development;

•

The French Education Ministry, which is mobilizing its continuing education network, participating in training through apprenticeship programs and developing new diplomas to be awarded relating to environmental services.

The campaign nearly attained its recruitment goal for the first year, through the hiring of 2,650 candidates.

Veolia Environnement Campus: serving the entire Group

The Veolia Environnement Campus provides a common skills development program for all of our divisions: water, waste management, energy services and transportation. It is the first training institute created by a private company in the environmental sector, and brings together in the same place:

•

the training departments associated with all of our activities;

•

an apprenticeship center, which welcomed 750 apprentices during 2005;

•

a continuing education center that welcomes nearly 15,000 trainees per year;

•

a business promotion service and relationship with schools to target and attract future employees (through forums and awards given to the best papers on matters relating to the environment);

•

special events (which gather approximately 10,000 visitors per year).

The campus also constitutes a technological showcase of our activities as well as a forum for cultural diversity and interaction. All campus enrollees share the same relaxation areas and on-site living spaces.

A greatly diversified training offer

The campus’ training offer encompasses all of the skills necessary for the optimal provision of environmental services. It satisfies two basic needs:

•

initial training to integrate young people into the workplace, through apprenticeship and work study; and

•

continuing education to develop the skills of employees. This training is developed together with subsidiaries to satisfy their needs for skill development as much as possible.

A spreading of missions worldwide

We rely upon our campus to give an international dimension to our training. Accordingly, the Veolia Environnement Campus has spread its mission worldwide through the creation of training centers in the United Kingdom, the Czech Republic and Morocco.  Other centers provide support in Germany, Australia, Sweden, Gabon, Malaysia, China and Mexico. The Veolia Environnement Campus also relies on partnerships with universities (University of Marne-la-Vallée, University of Cergy-Pontoise, University of Versailles Saint Quentin in Yvelines), professional schools (ESSEC, HEC, Ecole Nationale des Ponts et Chaussées) and research centers in France and abroad.

Ensuring the safety of employees and improving working conditions

Our employees often work in public areas and private sites under conditions that involve risks to their safety. Certain risks relate to specific activities, such as handling of hazardous products, working at a client facility, encountering aggressive behavior by passengers and performing work that can lead to muscular-skeletal problems.

Each division has prepared various voluntary policies for risk prevention, while integrating the monitoring of accident indicators (frequency and seriousness) into their operational management. In addition to the continuous improvement of safety material and individual protective gear, several priority safety measures have been systematically implemented, aimed at:

•

identifying and evaluating risks and integrating prevention measures, an effort that has been ongoing since 2002.  For example, Dalkia has continued to focus on controlling the risk of legionella and eliminating asbestos in its installations;

•

training and informing employees on how to recognize and prevent workplace accidents and understand the risks assumed: for example, an international day of safety prevention and awareness actions was organized in 2005 by Veolia Environmental Services;

•

strengthening the safety network, in particular at the international level, and developing dialogue and coordination of efforts with staff representatives, in the context of 2,736 groups which are dedicated to the study of health and safety issues;

•

supporting injured persons, both during their convalescence and the time that they resume work.  It is also necessary to better understand the causes of accidents and, if necessary, to undertake the appropriate remedial actions for ensuring that such accidents do not happen again;

VEOLIA - Form 20-F | 60

Back to contents

•

ensuring the safety of employees who are either based in or traveling for business in high-risk countries.  Each month, a list of countries where travel is either prohibited or where specific precautions must be taken is circulated to employees.  This classification by country enables us to undertake appropriate measures for achieving maximum security, and also makes possible rapid evacuations in the event they are necessary.

Employee health and the health of the population at large is a concern in every part of the world, but we must be even more vigilant in countries where the population suffers from a serious epidemic.  As a result, we have initiated the following actions:

•

in 2004, we joined the “World Coalition of Corporations against AIDS”, and organized, in cooperation with the Pasteur Institute, an important AIDS prevention and treatment campaign in Gabon;

•

we conducted a hygiene awareness campaign named “Hygiene for My Health”, which encouraged people to wash their hands in order to counter infectious disease;

•

in Tangiers, Veolia Water pursued a program focusing on the improvement of water and water-treatment infrastructure and the raising of awareness regarding hygiene and health issues; and

•

finally, in order to confront a potential flu pandemic due to the H5N1 virus, we created a special organization and developed action plans to help protect employees and maintain essential services for the public.

Promoting social dialogue at all levels

Strengthening social dialogue and developing consultation measures

Since we provide services at or near client sites across different geographical areas, employee dialogue takes places mainly within operating units, at the ground level.  It is at this level that social partners are best able to find appropriate solutions for organizing work conditions, developing skills and rewarding individual efforts.

While our human resources policy is strongly rooted in French tradition, it must also be adapted to the other countries where we have a presence. After the establishment of a group committee in France, we therefore sought to further develop consultation and social dialogue at the European level. On October 10, 2005, we signed an agreement to create a European Group Committee.  This agreement creates a dedicated space for social dialogue in each European country. The focus will be on a discussion and exchange of ideas between management and employee representatives on a range of issues.  These new forums for social dialogue will seek to enrich social dialogue by creating, in between the subsidiary level and the level of the European Group Committee, a “country” level for the exchange of information that captures the cultural diversity of each country in which we operate.

The subsidiary level will remain the natural place at which to engage in traditional negotiations between management and employee representatives. The country level will allow for exchange of information and dialogue on various topics across several activities. The third level is occupied by the European Group Committee.  The latter is a forum for consultation and information on subjects that involve all employees. It may also negotiate agreements on transnational themes where implementation will vary by country, based on national legislation. Areas such as skills development, health and safety may be the subject of such agreements.

Employee representatives serving on the European Group Committee will be active participants in social dialogue at the country level, and will all be group employees.  This is intended to make the European Group Committee representative of all countries, service areas and employees.

These efforts should help to intensify a spirit of consultation and negotiation, which is already very developed within our group. Consultative work involves 14,296 staff representatives worldwide, and in 2005 resulted in 1,341 agreements, 54% of which related to employee compensation, 13% to health, safety and work conditions, and 8% to social dialogue.

Favoring participation and social innovation

We seek to enhance the diversity of our subsidiaries, which vary depending on their business activity, culture, location, employees, know-how and ability to innovate. The third annual review of social initiatives shows just some of their innovations. These innovations relate not only to employees, but also to the local population and environment in which these subsidiaries operate. In 2005, there were nearly 300 initiatives in 40 countries, in the areas of:

•

employment,

•

skills development and training,

•

organization of work,

•

compensation and benefits,

•

health and safety,

•

corporate communication,

•

professional relations and social dialogue, and

•

other actions related to the integration of subsidiaries within their local environment.

This annual review of social initiatives offers readers the opportunity to better understand our company and our goals, as well as the local context in which we conduct our activities.

The five most innovative projects were awarded trophies in April 2005 by a jury composed of company representatives and outside participants, including the press.  The jury also awarded honorable mentions to two additional projects.  The winning projects were:

•

Onyx France (Triade Electronique), for a project that combined re-use and recycling of computer waste with the hiring of disadvantaged people;

•

Connex France (Société des transports publics de l’agglomération stéphanoise), for its evaluation of employee skills;

•

Veolia Water Gabon (SEEG), for its program to fight AIDS;

•

Proactiva Medio Ambiente Colombie, for its program to help waste employees acquire a diploma;

•

Dalkia Lithuania, for its management training program;

•

Onyx UK (honorable mention), for having signed a national agreement with the GMB union; and

•

Veolia Water Force (honorable mention), for its humanitarian interventions.

A compensation policy that includes social welfare benefits and employee profit-sharing

We apply a global compensation policy, which is consistent with our results and includes the following components: salary, social welfare benefits and employee savings.  This policy consists of:

VEOLIA - Form 20-F | 61

Back to contents

•

awarding competitive compensation based on the markets and countries concerned;

•

enabling employees to earn fair compensation which takes into account their own personal efforts;

•

strengthening social welfare benefits;

•

reinforcing the pension systems that exist in various countries;

•

developing employee savings.

Our corporate commitments for 2005 were consolidated in a vehicle created in 2004. They were evaluated at €1.57 billion, an increase of 33% over 2004. Defined benefits constituted 93% of this amount.  Other commitments related to end-of-contract indemnity, senior executive retirement, medical coverage for retirees and other work benefits. The consolidation of commitments was effectuated in 27 countries. Despite an increase in life expectancy and an actualization rate that was lower than actuarial assumptions, the growth in commitments between 2004 and 2005 remained contained.

In France, following the reform of social security, we organized a competitive bid in June 2005 to minimize increases proposed by our insurer and maintain employee coverage at the same level. This competitive bid related to excess medical coverage for 100,000 employees working in France.  As of January 1, 2006, a new policy was implemented.

Finally, after relaunching in 2004 a policy to encourage active employee shareholding in seven countries through a group savings plan named Sequoia, we conducted a new share capital increase for employees that closed on December 6, 2005. There was a solid level of employee participation, particularly in the eight countries (Estonia, Finland, Lithuania, the Netherlands, Poland, Romania, Slovakia and Slovenia) where employees were allowed to participate for the first time. 20,605 employees, or 14% of the total employees eligible across fifteen countries, participated in the 2005 capital increase.  This represents a 35% increase in participation over 2004.  The total amount of contributions to the group savings plan, or €30,529,484, increased by 41% compared to 2004. In total, nearly 40,000 employees of the group are current shareholders, owning 0.92% of our share capital at December 31, 2005.

Ethics

Our presence in nearly 65 countries around the world necessitates that we implement a set of principles for ensuring compliance with various human rights norms and governance standards set forth under international laws and treaties.

These principles must take into account our cultural diversity and emphasize environmental protection above all, which is one of our foremost concerns. In addition, they must integrate our traditional values, which are based on a close relationship with clients, consumers and civil society and the autonomy of each of our operating divisions.

To this end, we implemented the “Ethics, Commitment and Responsibility” program in February 2003, which was updated in December 2004. This program is intended to guide the daily behavior of our employees. As part of the program, an ethics correspondent has been appointed in each division.

The program reaffirms the fundamental values shared by all of our employees, including, for example, the need for strict observance of the laws in effect in the different countries where we operate, loyalty towards our clients and towards consumers, sustainable development, a sense of solidarity (tolerance, respect of others and social dialogue), management of risks and effective corporate governance.

In March 2004, we created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee has three members and may pursue any matter that it wishes regarding group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential.

From October 2004 to December 2005, we held fourteen training seminars relating to the “Ethics, Commitment and Responsibility” program, including three outside of France, for over 400 group managers.

Finally, in September 2005, we implemented a reporting procedure to help combat fraud, which is overseen by our risk director and the director of control and synergies.

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than one percent of our shares. As of December 31, 2005, our directors and senior managers listed below were granted options to subscribe to shares of our company as follows:

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

(1)

The original exercise price, €42, has been adjusted to take into account transactions affecting our share capital (issue of free warrants for shares in December 2001 and a share capital increase in August 2002).

(2)

The original exercise price, €37.53, has been adjusted to take into account transactions affecting our share capital (issue of free warrants for shares in December 2001 and a share capital increase in August 2002).

As of December 31, 2005, none of the options granted to our directors and senior managers had been exercised.

Pursuant to a three-year authorization granted by our general shareholders’ meeting of June 21, 2000, our former management board decided on June 23, 2000 to implement an “outperformance” stock option program. Under the program, we granted 29 of our principal managers options to purchase 780,000 treasury shares at €32.50 per share.  The total number of treasury shares eligible for sale and the exercise price have been adjusted to 784,201 shares and €31.92 per share, respectively, as a result of legal

VEOLIA - Form 20-F | 62

Back to contents

adjustments related to our issue of free warrants for shares in December 2001 and a share capital increase in August 2002, and after subtraction of exercised options. Options granted pursuant to this plan will expire in June 2008. As of December 31, 2005, 10,000 options had been exercised.

Pursuant to the same authorization, our former management board decided on February 8, 2001 to implement a stock option plan pursuant to which 1,500 of our employees (including 6 members of our former management board) received options to subscribe to a total of 3,462,000 newly-issued shares of our company at €42 per share, which was the fair market value of our shares at the time the options were granted.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,526,446 shares and €41.25 per share, respectively, as a result of the legal adjustments described above. Options granted pursuant to this plan will expire in February 2009.  As of December 31, 2005, none of these options had been exercised.

Finally, pursuant to the same authorization, our former management board decided on January 28, 2002 to implement a stock option plan pursuant to which approximately 1,400 of our employees (including 5 members of our former management board) received options to subscribe to a total of 4,413,000 newly-issued shares of our company at €37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,418,959 shares and €37.25 per share, respectively, as a result of the legal adjustments described above and after subtraction of exercised options. Options granted pursuant to this plan will expire in January 2010. As of December 31, 2005, 120,698 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of April 25, 2002, our former management board decided on March 24, 2003 to implement a stock option plan pursuant to which approximately 1,740 of our employees (including 6 members of our former management board) received options to subscribe to a total of 5,192,635 newly-issued shares of our company at €22.50 per share.  Options granted pursuant to this plan will expire in March 2011.  As of December 31, 2005, 46,680 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2004, our board of directors decided on December 24, 2004 to implement a stock option plan pursuant to which approximately 1,087 of our employees (including our chairman and chief executive officer) received options to subscribe to a total of 3,341,600 newly-issued shares of our company corresponding to approximately 0.82% of share capital on the day the plan was authorized, which represents slightly more than half of the total amount authorized by our general shareholders’ meeting.  These options were awarded to three categories of beneficiaries:

•

Category 1: Group senior executives (including members of the executive committee), who received 32% of the options awarded;

•

Category 2: Group officers, who received 39% of the options awarded; and

•

Category 3: Group employees who distinguished themselves through exceptional performance, who received 29% of the options awarded.

The exercise price of the options was set at €24.72 per share, which reflects the average of the 20 opening share prices of a VE share in the days preceding the board of directors’ decision.  Such exercise price does not include any discount.

The board of directors also decided that all or part of the award of options to beneficiaries falling into categories 1 or 2 above was conditioned upon our having achieved a certain level of return on capital employed (ROCE) by the end of our 2005 fiscal year.  Accordingly, these options were to be awarded/not awarded as follows:

ROCE % of options awarded	< 7.50%	≥ 7.50% and < 8.50%	≥ 8.50%
Category 1	0%	between 50% and 100%	100%
Category 2	50%	between 75% and 100%	100%

Since the ROCE calculated at December 31, 2005 was greater than 8.50% (at 9.1%), the condition for awarding all options to categories 1 and 2 above has been satisfied.  Options granted pursuant to this plan will expire in December 2012.  As of December 31, 2005, 1,350 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2005, our board of directors decided on March 28, 2006 to implement a stock option plan pursuant to which approximately 1,378 of our employees (including the 7 members of our executive committee) will receive options to subscribe to a total of 4,044,900 newly-issued shares of our company corresponding to approximately 1% of share capital on the day the plan was authorized. The exercise price of the options has been set at €44.75 per share, which reflects the average of the 20 opening share prices of a VE share in the days preceding the board of directors’ decision.  Such exercise price does not include any discount. Options granted pursuant to this plan will expire in March 2014.

The 7 members of our executive committee were granted options to subscribe to shares of our company as follows under the 2006 plan:

2006 Plan	Number of Shares	Exercise Price	Expiration Date
Henri Proglio	150,000	€44.75	March 28, 2014
Jerôme Contamine	90,000	€44.75	March 28, 2014
Eric Marie de Ficquelmont	60,000	€44.75	March 28, 2014
Olivier Barbaroux	60,000	€44.75	March 28, 2014
Antoine Frérot	60,000	€44.75	March 28, 2014
Denis Gasquet	60,000	€44.75	March 28, 2014
Stéphane Richard	60,000	€44.75	March 28, 2014

Company Savings Plan

In connection with Vivendi’s gradual divestiture of its interest in our company, a group savings plan (PEG) was created in 2002 in order to allow our employees to transfer savings previously invested in Vivendi’s savings plan to a new savings plan established by our company. Our employees thereby had the possibility of investing in various instruments including monetary funds, VE shares and structured investment funds that guaranteed the preservation of capital and allowed for growth potential upon any increase in the price of VE shares.

We conducted a share capital increase in December 2002 that was reserved for employees of our French subsidiaries. Given conditions during 2003, no share capital increase reserved for employees was conducted that year.

In 2004, we decided to reinvigorate our strategy of encouraging employee shareholding by allowing non-French as well as French employees to participate in the PEG, with the objective of having our employees hold at least 5% of outstanding share capital in the future.  Employees of our French subsidiaries as well as employees of subsidiaries located in 6 countries other than France thus had the possibility of investing in two different investment funds that hold interests in VE shares: a “classic” fund whose value fluctuates with the price of VE shares, and a “secured” fund that protects investors from a decline in the price of VE shares below the original subscription price. The share capital increase effected on December 6, 2004 resulted in the issuance of 1,351,468 new shares and a corresponding increase in our share capital of 6,757,340 euros.

In 2005, an identical offer was made to nearly 150,000 employees in 15 countries. 20,605 current or former employees decided to participate, resulting in a 35% increase in total contributions compared to 2004. Accordingly, the share capital increase effected on December 6, 2005 resulted in the issuance of 1,281,928 new shares and a corresponding increase in our share capital of 6,409,640 euros.

Currently, given the share capital increases that occurred in 2002, 2004 and 2005, nearly 40,000 group employees own 0.92% of our share capital.  In total, approximately 56,000 employees have active accounts in our PEG, i.e., more than 1 in 3 employees in the fifteen countries in which the PEG is available.

VEOLIA - Form 20-F | 63

Back to contents

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the ownership of our shares and voting rights at December 31, 2005:

Shareholder	Number of shares	Percentage ofshare capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations(1)	35,843,657	8.79%	35,843,657	9.15%
Capital Research and Management Company(2)	37,054,050	9.08%	33,994,950	8.67%
Groupe Groupama(3)	23,614,705	5.79%	23,614,705	6.03%
Vivendi(4)	21,522,776	5.28%	21,522,776	5.49%
EDF(5)	16,255,492	3.99%	16,255,492	4.15%
Veolia Environnement(6)	15,990,242	3.92%	-	-
Public and other investors	257,591,684	63.15%	260,650,784	66.51%
Total*	407,872,606	100%	391,882,364	100%

*

Capital at March 9, 2006, after declaration by the board of directors on such date of a share capital increase through issuance of 73,920 new shares following exercise of subscription options, as well as 3 new shares following exercise of subscription warrants.

(1)

According to our shareholder analysis of December 31, 2005, using Euroclear data.  To the best of our knowledge, Caisse des Dépôts et Consignations’ (“CDC”) most recent filing with French market authorities occurred on January 3, 2005. In its filing of April 23, 2003 with French market authorities, CDC declared that it was acting as a medium-term institutional investor and that it retained the right to purchase additional shares based on market conditions, but that it did not intend to assume control of our company.

(2)

Capital Research and Management Company (“Capital Research”) is a management company acting on behalf of its clients (U.S. mutual funds).  Estimate of share ownership is based on Capital Research’s Schedule 13G filed with the SEC on December 30, 2005, in which it declared that it held 37,054,050 shares and 33,994,950 voting rights. On May 10, 2006, Capital Research filed an amendment to its Schedule 13G with the SEC, in which it declared that it held 41,503,250 shares and 38,444,150 voting rights as of April 28, 2006.

(3)

According to our shareholder analysis of December 31, 2005, using Euroclear data.  To the best of our knowledge, Groupe Groupama’s most recent filing with French market authorities occurred on December 30, 2004.

(4)

According to the register of our registered shareholders (actionnaires au nominatif) as of February 28, 2006, which was prepared on our behalf by Société Générale. To the best of our knowledge, Vivendi’s most recent filing with French market authorities occurred on December 30, 2004.

(5)

According to the register of our registered shareholders (actionnaires au nominatif) as of February 28, 2006, which was prepared on our behalf by Société Générale.  To the best of our knowledge, EDF’s last share ownership filing with French market authorities occurred on December 30, 2002, in which EDF declared that it held 16,155,492 shares as of that date. EDF further declared that it would hold the shares as a financial investment, that it did not seek to influence our company’s management and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(6)

As set forth in our monthly filing with French market authorities of transactions that we have effected with respect to our own shares, filed with the AMF on March 3, 2006.

To the best of our knowledge, no person other than those listed above directly or indirectly held 5% or more of our shares or voting rights as of December 31, 2005. No major shareholder has different voting rights than our other shareholders, except by virtue of the large number of shares each may hold.

We estimate that, as of December 31, 2005, approximately 83,895,754 million of our shares (representing approximately 23% of our share capital) were held by holders in the United States.  As of December 31, 2005, 2,773,117 of our shares (representing approximately 0.7% of our share capital) were held in the form of ADRs by 13 registered ADR holders (including The Depository Trust Company).  We estimate that, as of March 24, 2006, there were approximately 14,450 beneficial holders of our shares in the United States.

The following table shows the evolution of the ownership of our shares over the past three years:

	As of December 31, 2003(1)			As of December 31, 2004(2)			As of December 31, 2005(3)
Shareholders	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Vivendi	82,486,072	20.36%	20.83%	21,523,527	5.30%	5.52%	21,522,776	5.28%	5.49%
Our Company	9,195,942	2.27%	-	16,183,548	3.98%	-	15,990,242	3.92%	-
Public and other investors	313,388,501	77.37%	79.17%	368,714,908	90.72%	94.48%	370,359,588	90.80%	94.51%
Total	405,070,515	100%	100%	406,421,983	100%	100%	407,872,606	100%	100%

(1)

As of December 31, 2003, French investors held approximately 72.9% of our shares (and foreign investors the remaining 27.1%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were Vivendi, Caisse des Dépôts et Consignations, Groupama and JPMorgan Chase Bank (on behalf of its clients).

(2)

As of December 31, 2004, French investors held approximately 70.55% of our shares (and foreign investors the remaining 29.45%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were Caisse des Dépôts et Consignations, Groupe Société Générale, Groupe Groupama and Vivendi.

(3)

As of December 31, 2005, French investors held approximately 61.18% of our shares (and foreign investors the remaining 38.82%), our directors and senior managers did not hold a material percentage of our shares and shareholders holding more than 5% of our share capital were those indicated in the first table set forth above.

Prior to July 2000, our company was a wholly-owned subsidiary of Vivendi.  In July 2000, Vivendi’s interest in our company was reduced to approximately 72.3% as a result of a global offering of our shares and the conversion of our convertible bonds into our shares.

In December 2001, Vivendi sold an additional block of our shares representing 9.3% of our total share capital in an over-the-counter transaction, reducing its interest in our company to approximately 63%.

In July 2002, we conducted a share capital increase through the issuance of preferential subscription rights to our shareholders.  This share capital increase was recorded on August 2, 2002. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors, whom we refer to as the Group of Declared Investors (GID), acquired and exercised the preferential subscription rights granted to Vivendi and subscribed for the remainder of our shares not subscribed by the public.  The GID consisted of the Caisses des Dépôts et Consignations, Groupama, BNP Paribas, AGF, Société Générale, Dexia, Caisses d’Epargne, Crédit Lyonnais and Natexis Banques Populaires.  Following the transaction, the GID held 9.4% of our share capital.

On November 24, 2002, Vivendi, our company, the GID and a group of new investors, whom we refer to as the New Investors, signed an addendum to the June 24, 2002 agreement pursuant to which Vivendi sold to the New Investors and to our company a total of 82,486,072 of our shares (of which 3,624,844  were sold to our company, representing approximately 0.9% of our share capital at the time of sale) on December 24, 2002.  Our company and the New Investors also received, for each share purchased, a call option that was exercisable at any time between December 24, 2002 and December 23, 2004 inclusive, entitling the holder thereof to purchase one of our shares at a price of €26.50 per share. On the date that these call options expired, i.e. December 23, 2004, none had been exercised.  The New Investors were EDF, Caisse des Dépôts et Consignations, Groupama SA, AXA, Compagnie d’Investissement de Paris SAS, Eurazeo, Aurélec, Dexia Crédit Local, Caisse Nationale des Caisses d’Epargne, Assurances Générales de France Holding, CNP-Assurances, Crédit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Crédit Lyonnais, Médéric Prévoyance and Wasserstein Family Trust LLC.

On December 31, 2002, we recorded the completion of a share capital increase reserved for employees of our company and our group, which had been initiated on June 27, 2002.  The shares were subscribed for by the FCPE SEQUOIA acting as intermediary on behalf of beneficiaries.  Following this transaction, 1,183,158 new shares (nominal

VEOLIA - Form 20-F | 64

Back to contents

value 13.5 euros per share) were subscribed for at a price of 26.5 euros per share, causing share capital to increase by 15,972,633 euros and representing approximately 1.28% of our existing share capital.

On December 6, 2004, we recorded the completion of a share capital increase reserved for employees of our company and our group, which had been approved by the board of directors on September 16, 2004.  The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries.  Following this transaction, 1,351,468 new shares (nominal value 5 euros per share) were subscribed for at a price of 18.71 euros per share, causing share capital to increase by 6,757,340 euros and representing approximately 0.33% of our existing share capital.

On December 8 and December 9, 2004, Vivendi reduced its shareholding in our company by a total of 15% of share capital, reducing its interest from 20.36% of share capital to only 5.3%.  Vivendi reduced its holdings through (i) a private placement to investors involving 10% of share capital, (ii) a sale to Société Générale involving 3% of share capital, and (iii) a sale to our company involving 2% of share capital, which closed on December 29, 2004.

On December 6, 2005, we recorded the completion of a share capital increase reserved for employees of our company and our group, which had been approved by the board of directors on September 15, 2005.  The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries.  Following this transaction, 1,281,928 new shares (nominal value 5 euros per share) were subscribed for at a price of 28.11 euros per share, causing share capital to increase by 6,409,640 euros and representing approximately 0.3% of our share capital at such date.

To our knowledge, there are no shareholders’ or other agreements relating to our shares other than as described above.

RELATED PARTY TRANSACTIONS

Electricité de France (EDF)

Under the terms of a partnership agreement signed in December 2000, EDF held a call option enabling it to increase its investment in Dalkia to 50%, provided that a number of conditions were met.

The conditions of this option were clarified in an amendment to the agreement signed by EDF and our company on April 19, 2005. This amendment stated in particular that EDF had until July 31, 2005 to exercise this option and that the option would only be considered definitively exercised at the date of conclusion by the parties of a formal agreement covering in particular the reorganization of their relationship under their industrial and commercial agreement and their rights and obligations under the shareholders’ agreement, including governance rules. This formal agreement had to be concluded by September 30, 2005 at the latest.

In this context, EDF exercised its call option on July 28, 2005 as a precautionary measure. However, in the absence of a formal agreement covering amendments to our industrial and commercial agreement and the shareholders’ agreement, the option became null and void as of October 1, 2005. Assuming that no other EDF competitor takes control of our company, EDF no longer holds any call options in respect of Dalkia and its subsidiaries.

The original partnership agreement remains unchanged, and we and EDF have confirmed our intention to work together to take advantage of any new opportunities in the European energy market.

Outstanding Loan

In 1997, one of our affiliates granted a personal loan to one of its employees. This employee later became an executive vice president of our company. As of December 31, 2005, the amount outstanding under this loan was approximately €412,881 (including principal and accrued interest), bearing interest at a rate of 5% per year.

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

Veolia Eau – Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Veolia Eau -- Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market.  On July 11, 2002, the Council rejected the allegations of anticompetitive cooperation (entente anticoncurrentielle) among the water services companies in question and refused to impose monetary sanctions or issue an injunction against these companies. However, the Council found that the existence of the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of Economy, Finance and Industry to take all necessary measures to modify, complete or terminate the pooling of means arrangement of these companies through their joint ventures. Veolia Eau -- Compagnie Générale des Eaux contested this finding, initially before the Paris Court of Appeals, which upheld the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, invalidated the Paris Court of Appeals’ decision and found that only administrative authorities had jurisdiction over the matter. Accordingly, Veolia Eau -- Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat. The latter refused to hear the complaint at this stage (decision of November 7, 2005), since it found that the Council’s decision was only a preparatory act for later action by the French Ministry of Economy, Finance and Industry. In light of the nature of the litigation and the lack of any judgment against us thus far, we have not accrued a reserve for its potential outcome.

On February 15, 2006, the company Aquatraitements Energies Services (AES) brought a complaint before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Water’s subsidiaries (Veolia Water and Seureca Overseas, together, the “Subsidiaries”). AES is seeking €150 million in damages and interest from the Subsidiaries, based on its claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, the Subsidiaries had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the market won by one or both Subsidiaries as a result of AES’ assistance. In December 2004, the Subsidiaries terminated these contracts following their discovery of actions taken by AES managers that they considered fraudulent, and that affected their ability to consent to the contracts at the time of signing. The Subsidiaries believe that AES’ claim has no legal or economic merit, and intend to defend themselves vigorously. We believe that such litigation will not have a material adverse effect on our financial condition, and accordingly have not accrued a reserve in respect of the potential outcome.

Sade

In April 2000, Sade, a subsidiary of Veolia Water, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements (entente anticoncurrentielle) among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs).  These companies, including Sade, filed answers to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny.  The companies filed an answer to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints. In response to a report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint

VEOLIA - Form 20-F | 65

Back to contents

on the merits (in particular the lack of proof of the alleged anticompetitive behavior by Sade in certain markets) and on the basis of irregularities in the complaint procedure that affected its right of defense. However, on March 21, 2006, the Council retained complaints against Sade in respect of 2 markets, and imposed a fine of €5.4 million relating to this matter. Sade has accrued a reserve in its accounts to cover this litigation, and on June 16, 2006 filed an appeal with the Paris Court of Appeals of the Council’s decision.

In addition, on June 9, 2005 the French Competition Council issued a ruling against eleven companies (including Sade) in respect of a complaint alleging anticompetitive behavior in respect of public bids for various public works contracts in the Meuse department from 1996 to 1998. Sade was implicated with respect to one such contract, which was awarded to a competitor in 1998. Under this ruling, Sade was fined €5 million, which it has already paid. Sade later filed an appeal with the Paris Court of Appeals, which upheld the French Competition Council’s ruling in a decision dated April 25, 2006. On May 24, 2006, Sade filed a further appeal against this ruling.

OTV

At the end of 1993, NOSS, a consortium led by Northwest Water International Limited in which Veolia Water participates through its subsidiary Omnium de Traitement et Valorisation, or OTV, won a contract to build a water treatment facility and a wastewater collection network in the city of Bangkok pursuant to an offer made in a public tender held in 1992.  The value of the contract at the time was 150 million pounds sterling and required 38 months of public works. Because of numerous difficulties encountered with Bangkok municipal authorities (including, for example, restrictions on access to key sites and modifications of project specifications) and the failure to agree on compensation during the ensuing discussions, NOSS terminated the contract on March 6, 1998 and commenced an arbitration proceeding for damages. The Bangkok municipal authorities rescinded the contract in June 1999 and drew on the project guarantees, which were partially paid by the issuer banks. In addition, all related outsourcing contracts were terminated by mutual consent, except for a contract with Euro Iseki Limited, or EIOL, which commenced its own arbitration proceeding against NOSS.  The dispute between EIOL and NOSS has been settled, at no cost to OTV. Regarding the claim against the city of Bangkok, we do not expect that a final award will be rendered in this proceeding for several years, as arbitrators are still in the process of being appointed.  Although OTV is jointly and severally liable with the other members of the NOSS consortium in respect of any monetary damages that may be awarded to the other parties in these proceedings, it does not believe, given the current stance taken by the city of Bangkok, that this litigation will have a material adverse effect on our company.  Nevertheless, OTV has accrued a reserve for its potential outcome.

In addition, on June 7, 2005, the French General Direction for Consumers, Competition and the Prevention of Fraud, or DGCCRF, and the Brigade for the Prevention of Economic Delinquency, or BRDE, visited OTV France’s regional office in Colombes. Investigators searched for evidence of possible anti-competitive practices in four construction markets between 1998 and 2000. At this time, the investigators interviewed several of OTV’s employees and confiscated various commercial documents.  Two managers of the OTV Group were also interviewed and placed under judicial supervision. At this stage of the investigation, we are unable to evaluate the possible legal and financial consequences, and accordingly have not accrued a reserve for the potential outcome.

Water Applications & Systems Corporation and Aqua Alliance International

Several present and former indirect subsidiaries of Veolia Water in the United States9 are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. Regarding the lawsuits against Veolia Water’s former subsidiaries, certain of Veolia Water’s current subsidiaries have retained all liability relating thereto and are sometimes involved in the management of such lawsuits. Further, the purchasers of Veolia Water’s former subsidiaries in some instances benefit from guarantees given by Veolia Water or by us in respect of the outcome of such lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Water’s present or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Water’s present or former subsidiaries, which allegedly contributed to the claimed injuries. Reserves have been accrued by Veolia Water’s present subsidiaries for their estimated liability in these cases based on a number of assumptions, including the nexus between the claimed injuries and the products manufactured or sold by Veolia Water’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases.  These reserves are accrued at the time such liabilities are probable and reasonably estimable, and do not include reserves for possible liabilities in respect of unasserted claims.  Circumstances that might affect the reliability and precision of these reserves include the difficulty of determining the cause, extent and impact of alleged injuries, the potential for successive groups of plaintiffs to emerge and the diversity of the individual plaintiffs’ circumstances.  Our historical experience leads us to believe that the amounts that we accrue are typically paid out, depending on the type of claim, over a period of two to five years.  While we believe that our reserve accruals are reasonable in light of the facts of which we are aware, we cannot assure you that they will be adequate to cover future settlements, judgments or costs in respect of currently outstanding claims, or any liability to which Veolia Water and its subsidiaries might be subject in respect of additional claims that might be brought in the future.

A number of such claims have been resolved to date either through settlement or dismissal.  To date, none of these claims has been tried to a verdict. During the five-year period ended December 31, 2005, our average annual costs relating to these claims, including amounts paid to plaintiffs and legal fees, have been approximately US$3 million net of reimbursements by insurance companies. Although it is possible that future costs might increase, we currently have no reason to believe that any material increase is likely to occur, nor do we expect these claims to have a material adverse effect on our business, financial condition or results of operation.

Veolia Transport

On November 27, 1998, the French General Direction for Consumers, Competition and the Prevention of Fraud, or DGCCRF, obtained an order from a French court authorizing it to perform an inspection on the premises of our transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. The DGCCRF proceeded to perform these inspections and seizures in 1998.  Veolia Transport was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits.  In September 2003, the French Competition Council notified Veolia Transport of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. In September 2004, the French Competition Council notified Veolia Transport of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which a part of one of the grievances was dropped.

On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transport to pay a fine of approximately €5 million. Veolia Transport paid this fine and filed an appeal, which the Paris Court of Appeals rejected on February 7, 2006. On March 7, 2006, Veolia Transport filed an appeal with a higher court.

Veolia Propreté

Following a fire that started on July 25, 1997 in a landfill operated by Onyx Méditerranée, a subsidiary of Veolia Propreté, in Septèmes-les-Vallons, in the south of France, Onyx Méditerranée was ordered under a May 6, 2003 judgment of the criminal court (tribunal correctionnel) of Aix-en-Provence, and under a December 17, 2003 decision of the Court of Appeal of Aix-en-Provence, to pay a €100,000 fine for the involuntary destruction of property.  The sanction was amnestied after payment of the fine. Furthermore, the tribunal ordered an expert review in respect of the claims for indemnification brought by civil parties relating primarily to the deterioration of woods and plantations. The claims of the remaining plaintiffs in respect of this litigation have been evaluated by the court-appointed expert, and amount to approximately €3.6 million. We believe that such litigation will not have a material adverse effect on our financial condition, and accordingly have not accrued a reserve in respect of the potential outcome.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, following the decision of the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, our joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents. On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate.  The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced on May 28, 2003, at the request of the court and all parties, in order to find a complete solution to this litigation. This mediation proceeding has not yet resulted in a specific proposal.

9 These include subsidiaries of Aqua Alliance and subsidiaries of Water Applications & Systems Corporation (formerly known as United States Filter Corporation), the holding company of the former USFilter group the majority of the activities of which were sold to different purchasers in 2003 and 2004.

VEOLIA - Form 20-F | 66

Back to contents

Total damages sought against all defendants currently amount to approximately US$300 million. In light of the state of advancement of these two proceedings, we have not accrued a reserve for the potential outcome of this litigation.

See Note 19 to our consolidated financial statements for the aggregate amount of reserves accrued by our company in respect of all litigation, including tax claims, in which we or our subsidiaries are involved.  These reserves cover the losses that we believe are probable as a result of all types of litigation in which we are involved in the course of our business, including a large number of claims and proceedings that, individually, are not material to our business.  The largest individual reserve accrued in our financial statements relating to litigation amounts to approximately €12 million.

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

Since the date of our consolidated financial statements, we have pursued our strategic goals to increase organic growth, obtain new contracts and enter into new partnerships and alliances.  The following are the most significant developments in our businesses since December 31, 2005.

General

On February 15, 2006, we conducted an issuance of €300 million under our euro medium-term note (EMTN) program, which bears interest at 3-month Euribor plus a margin equal to 0.06%, and matures in February 2008.

At the end of March 2006, we reached an agreement with noteholders (primarily U.S. investors) in respect of a private placement of notes that we made in the U.S. in 2003 (see Note 20 to the consolidated financial statements). This agreement resulted in the modification of certain financial covenants (in particular coverage ratios) contained in the terms of the notes, in connection with our transition from French GAAP to IFRS.

Veolia Water

During the first quarter of 2006, Veolia Water pursued further commercial development in Europe, Asia and the Middle East.

In January 2006, Veolia Water won a 25-year contract to manage water and wastewater services as well as client relations in the region of Prostejov in Central Moravia (70,000 inhabitants). This contract represents estimated total cumulative revenue of €132 million. Veolia Water also signed a partnership contract with a subsidiary of Sinopec, China's leading oil refiner. Under this 25-year agreement, Veolia Water and Sinopec Corp. Beijing Yanshan PetroChemicals (BYP) will set up an equally-owned joint venture to operate facilities to collect, treat and recycle industrial wastewater at BYP’s site at Yanshan, located 50 kilometers southwest of Beijing.

At the beginning of February 2006, the Emirate of Ajman awarded Veolia Water a contract to manage the wastewater services of its capital, Ajman (population of 235,000), via the Moalajah operating company. Veolia Water owns two-thirds of Moalajah, while one-third is owned by Besix, its Belgian partner. The 27-year contract is expected to generate total cumulative revenue for Veolia Water of approximately €187 million over the contract term.

On April 10, 2006, we sold our interest in Southern Water to Southern Water Capital Limited, the current majority shareholder in Southern Water.  We had come to the conclusion that our minority interest (with a maximum of 25% for regulatory reasons) did not allow us to optimize our investment.

In April 2006, Veolia Water was awarded the contract for the turnkey supply of a new seawater desalination plant in Bahrain. The contract, worth US$336 million (approximately €275 million), was won following an international call for tenders. The new plant will commence operations in April 2007.

In May 2006, Veolia Water won the first two international tenders issued by local authorities in Slovakia.  The contracts cover the provision of water services in the center of Slovakia (the Banska Bystrica district) and in the north of the country (the Poprad district). The first contract was awarded by the Banska Bystrica water company (StVS), the public company that covers the central region of Slovakia. The contract covers water production and distribution, wastewater collection and treatment and customer relations. The 30-year contract represents expected annual revenue of €43 million, for a cumulative total of approximately €1.3 billion over the contract period. The second contract was awarded by the Poprad water company (PVS), the operating company that manages the water and wastewater services for the city and region of Poprad in northern Slovakia.  This contract also covers water production and distribution, wastewater collection and treatment and customer relations, and has a 30-year contract term.  It represents expected annual revenue of €17 million, for a cumulative total of approximately €550 million over the contract period.

Finally, in June 2006, Veolia Water North America announced that it had been awarded a contract to design, build and operate a wastewater treatment plant for Rockland County in the State of New York (U.S.). This is the first design, build and operate contract for a greenfield wastewater treatment plant awarded in this state. The contract is expected to generate total revenues of nearly €35 million (US$45 million) over the contract period.

Veolia Environmental Services

The SNPE Group and Veolia Environmental Services (in particular SARP Industries) announced that they had created Pyrotechnis in January, a start-up company that will offer new services for demilitarization and soil remediation. Pyrotechnis’ primary missions will be destroying date-expired pyrotechnics such as unexploded munitions, powder residue, distress rockets and various explosive chemicals.

In addition, since the market for household packaging waste collection is no longer reserved solely to divisions accredited by Eco-Emballages, Veolia Environmental Services is now positioning itself in this market and thereby expanding its “recycling” business. By taking advantage of a new accreditation, called Schedule D, that now authorizes packaging waste collection, Veolia Environmental Services has won four “guaranteed pickup” contracts for packaging waste in Ile-de-France, awarded by several inter-district waste treatment associations. The four contracts total roughly 6,250 metric tons of recycled raw material.

On May 15, 2006, Veolia Environmental Services announced the purchase of Biffa Belgium for €45 million.  Biffa Belgium, until now a subsidiary of Severn Trent, is the fourth largest company active in the Belgian waste market, with revenues of approximately €85.5 million.

Veolia Energy Services (Dalkia)

Dalkia has established a presence in Canada through the signing of a partnership agreement on February 14, 2006 with Gaz Metro Plus. The partners are setting up a joint venture company called “CDH Solutions & Operations” to develop and operate district heating and cooling networks in Canada. Gaz Metro Plus will contribute its subsidiary CCUM (Climatisation et Chauffage Urbain de Montréal) to the joint venture company, which will be operated by Dalkia. CDH Solutions & Operations will seek to generate an estimated annual turnover of €150 million within three years.

Energy prices are expected to remain elevated during 2006.  Within this context, Dalkia expects to further develop its services that seek to improve energy efficiency and to pursue its ongoing management strategy.

VEOLIA - Form 20-F | 67

Back to contents

Veolia Transportation

At the beginning of January 2006, Veolia Transportation acquired Shuttleport in the United States.  Shuttleport provides airport shuttle services, and is in charge of managing transport at the airports of Phoenix, Washington (Dulles), Fort Lauderdale, Saint Louis, San José and San Francisco in particular.  The acquisition price was approximately €35 million.

In connection with the development of its activities in Central and Eastern Europe, Veolia Transportation signed a contract with EBRD in December 2005 for the latter to acquire a 35% interest in the holding company that manages activities in this region. The holding company will conduct a share capital increase in order to allow EBRD to acquire its stake. This transaction is subject to the approval of the Bundeskartellamt.

In March 2006, Veolia Transportation North America, a subsidiary of Veolia Transportation, won the contract for the urban and adapted transport system of Orange County, California. The 5-year contract will come into force on July 1, 2006, representing cumulative revenues of approximately $170 million, with 620 employees and 350 vehicles. Veolia Transportation North America was also awarded the contract for an urban and adapted transport system in Mesa, Arizona. The 8-year contract, which has already come into effect, represents cumulative revenues of approximately $180 million, with 400 employees and 200 vehicles.

Finally, on May 31, 2006, Butler Capital Partners, Veolia Transportation and CGMF signed agreements on the takeover of the Société Nationale Maritime Corse Méditerranée (SNCM), a state owned company providing ferry services mainly between mainland France and Corsica. The agreements form part of a turnaround plan that was first decided on by the French government at the beginning of 2005. The agreements and finalization of the transaction remain subject to the approval of the European Commission under rules governing state aid. SNCM’s share capital is expected to break down as follows by the end of 2006: Butler Capital Partners (38%), Veolia Transportation (28%), French government (25%) and SNCM employees (9%). Veolia Transportation has developed ferry services for several years in Scandinavian countries, and expects SNCM to generate new growth opportunities in the Mediterranean basin.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

Our ordinary shares are listed on the Eurolist of Euronext Paris (Compartment A). Since August 8, 2001, our shares have been included in the CAC 40, the main index published by Euronext Paris. Our shares have been listed on The New York Stock Exchange in the form of American Depositary Shares (“ADSs”) since October 5, 2001. Each ADS represents one ordinary share.

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

VEOLIA - Form 20-F | 68

Back to contents

Trading History

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) and the trading volume (in shares) of our shares on the Eurolist of Euronext Paris.

	High	Low	Trading Volume(1)
	————	————	————
2006
May	49.45	42.35	52,511,763
April	48.73	44.93	33,794,778
First Quarter	46.40	37.82	97,080,563
March	46.40	43.21	36,690,010
February	46.19	40.96	28,812,681
January	41.75	37.82	31,675,272
2005
Fourth Quarter	39.14	33.80	98,720,710
December	39.14	36.26	27,207,376
Third Quarter	35.40	29.56	102,226,963
Second Quarter	31.82	27.17	110,251,403
First Quarter	28.42	25.21	122,493,492
2004
Fourth Quarter	26.63	23.11	107,660,963
Third Quarter	23.54	21.02	83,118,617
Second Quarter	23.69	21.06	94,359,760
First Quarter	24.56	21.30	96,749,828
2003
Fourth Quarter	21.78	18.08	109,232,584
Third Quarter	19.79	16.00	99,705,921
Second Quarter	20.28	14.58	119,016,453
First Quarter	24.93	14.40	93,519,693
2002
Fourth Quarter	25.99	20.09	63,023,202
Third Quarter	31.25	17.18	111,250,501
Second Quarter	39.10	27.00	136,136,840
First Quarter	39.20	33.55	57,297,156
2001
Fourth Quarter	44.50	36.10	120,996,762
Third Quarter	51.25	40.00	40,825,017
Second Quarter	51.40	46.91	25,040,547
First Quarter	50.25	38.50	55,241,583
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

	High	Low	Trading Volume
	————	————	————
2006
May	62.70	54.91	1,336,400
April	60.50	55.15	896,200
First Quarter	56.40	46.15	2,069,500
March	56.40	52.00	1,029,400
February	54.35	48.67	634,900
January	51.04	46.15	405,200
2005
Fourth Quarter	46.43	40.70	982,900
December	46.43	42.57	326,800
Third Quarter	43.45	35.75	729,500
Second Quarter	39.65	35.24	1,340,600
First Quarter	36.46	33.07	682,700
2004
Fourth Quarter	36.45	28.95	584,100
Third Quarter	29.07	25.65	219,500
Second Quarter	28.77	25.05	559,400
First Quarter	31.25	26.79	873,900
2003
Fourth Quarter	27.45	20.65	984,697
Third Quarter	23.19	18.30	1,070,478
Second Quarter	23.42	16.00	352,079
First Quarter	26.08	16.04	660,990
2002
Fourth Quarter	25.48	20.90	615,272
Third Quarter	30.60	18.10	420,278
Second Quarter	34.20	28.11	243,778
First Quarter	34.20	29.53	128,785
2001
Fourth Quarter (from October 5)	39.45	32.40	294,495
Source: Bank of New York

We urge you to obtain current market quotations.

VEOLIA - Form 20-F | 69

Back to contents

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

Under our statuts, our corporate purpose, directly or indirectly, in France and in all other countries, is:

•

the conduct of service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and waste management;

•

the acquisition and exercise of all patents, licenses, trademarks and designs relating directly or indirectly to our operations;

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

VEOLIA - Form 20-F | 70

Back to contents

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

VEOLIA - Form 20-F | 71

Back to contents

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

Quorum

The French commercial code requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

•

an ordinary general meeting; or

•

an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

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

Trading in Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital. To acquire our own shares, we must obtain the approval of our shareholders at an ordinary general meeting.  In addition, under French law, we are required to disclose to the AMF the details of transactions we carry out with respect to our shares, within seven days after their occurrence. On a monthly basis, we must also provide a summary to the AMF of the transactions we have carried out with respect to our shares during the preceding month.

At the general shareholders’ meeting held on May 11, 2006, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law.  This program allows us to repurchase or sell shares for the purpose of:

•

implementing stock option plans,

•

awarding shares to employees in connection with a company savings plan established in accordance with applicable law,

•

awarding free shares to employees,

•

delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner,

•

delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales or contributions,

•

enhancing the secondary market or liquidity in respect of our shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to rules set forth by the AMF,

•

the completion of purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions, and

•

canceling all or a portion of repurchased shares.

Share repurchases are subject to the following conditions: (i) the number of shares that we are allowed to purchase over the course of the share repurchase program may not exceed 10% of our share capital, or approximately 40,787,260 shares as of December 31, 2005, and (ii) the number of shares that we may hold at any given moment may not exceed 10% of our share capital.

VEOLIA - Form 20-F | 72

Back to contents

The maximum repurchase price under the program is €60 per share (or the corresponding amount in any other currency).  The maximum purchase price applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 11, 2006, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1.5 billion under the program.  Our board of directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers.  The shareholders’ authorization for this program expires at the latest on November 11, 2007, which is 18 months after the date of the shareholders’ meeting that approved the program.

The share repurchase program approved on May 11, 2006 replaces our previous share repurchase program that was approved at our general shareholders’ meeting held on May 12, 2005.  Share repurchases made pursuant to the program authorized on May 12, 2005 are detailed in Item 16E below.

As of February 28, 2006, we held 15,990,242 shares, representing 3.92% of our share capital.  The accounting value (not including provisions) of our total portfolio at that date was €452,729,325, while the market value was €700,532,502. None of our subsidiaries held any of our shares as of February 28, 2006.  We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions — Disclosure of Substantial Shareholdings

Our statuts currently provide that any person or group that fails to notify us within 15 days of acquiring, directly or indirectly, or disposing of 1% or any multiple of 1% of our shares or voting rights will be deprived of voting rights for shares in excess of the unreported fraction. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

Anti-Takeover Effects of Applicable Law and Regulations

In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, one-third, 50%, two-thirds, 90% and 95% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 5 trading days of the date it crosses such thresholds of the number of shares and voting rights it holds. The individual or entity must also notify the AMF within 5 trading days of the date it crosses these thresholds, which will make the information public.  In the event the individual or entity is not domiciled in France, the financial intermediary that holds the shares on its behalf will be required to deliver these notices.

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

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our chairman, any shareholder or the AMF, and may be subject to a fine.

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

The following summary does not address the treatment of shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.  Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

VEOLIA - Form 20-F | 73

Back to contents

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax adviser about the consequences of owning and disposing of ADSs.

Investors should consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in the light of their particular circumstances.

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

New Tax Credit

As a result of the reforms implemented by the French Finance Law for 2004 and the French Finance Law for 2006, from January 1, 2006, French resident individuals are taxed on only 60% of the dividends they receive and, in addition to a fixed allowance, are entitled to a tax credit equal to 50% of all dividends received within one year (the “Tax Credit”). The Tax Credit is capped at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

 Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals may, depending on the provisions of the tax treaty possibly entered into between France and their country of residence, benefit from a refund of the Tax Credit (net of applicable withholding tax) under certain conditions, subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued any guidance with regard to the procedures for claiming the refund of the Tax Credit to non-resident individuals.  Individual investors are urged to consult their own tax advisers in this respect.

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

A 1.1% ad valorem registration duty (subject to a maximum of €4,000 per transfer) applies to certain transfers of shares in French companies.  This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

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

In addition, if you are an individual U.S. holder, you may be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that you are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

U.S. holders that are not individuals are no longer entitled to tax credit payments from the French Treasury.

French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty by following the simplified procedure described below.

VEOLIA - Form 20-F | 74

Back to contents

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid.  The Treaty has been approved for the purposes of the qualified dividend rules.  Based on our company’s audited financial statements and relevant market and shareholder data, our company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year.  In addition, based on our company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our company does not anticipate becoming a PFIC for its 2006 taxable year.  Accordingly, dividends paid by our company in 2006 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our company was a PFIC and such holder did not make a mark-to-market election.

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

Procedures for Claiming Treaty Benefits

The French tax authorities issued new guidelines in the Instruction n° 4 J-1-05, dated February 25, 2005 that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

Pursuant to the new guidelines, U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure.  The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, you must complete and deliver to the paying agent (through its account holder), as set out in the Instruction n° 4 J-1-05 mentioned above, a certificate stating that:

•

you are a U.S. resident within the meaning of the Treaty;

•

the dividend is not derived from a permanent establishment or a fixed base that you own in France; and

•

the dividend received is subject to tax in the United States.

For partnerships or trusts, claim for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If the certificate is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and you would have to claim a refund for the excess under the normal procedure by filing a specific treaty form (n° 5052 RF 1 – EU or n° 5053 RF 1 – EU) no later than December 31 of the second year following the year in which the dividend is paid.

Copies of the simplified certificate and of the specific treaty forms are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

Finally, please note that, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the procedures for claiming the refund of the Tax Credit to non-resident individuals.

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

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

VEOLIA - Form 20-F | 75

Back to contents

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

Our board of directors annually evaluates the independence of its members based on criteria set forth in its internal charter, which are based on the recommendations of the report of a French blue ribbon panel chaired by Mr. Daniel Bouton for the improvement of corporate governance in French public companies. We believe that these criteria for independence are generally consistent with those of the NYSE Manual (i.e., to qualify as “independent” under our charter, a director must not have any relations with our company, our subsidiaries or our management that could impair his objective judgment).  However, the specific tests of “independence” may differ on certain points.

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

VEOLIA - Form 20-F | 76

Back to contents

 ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our operating and financing activities, we are exposed to the following market risks: interest rate risk, foreign exchange risk, counterparty risk, liquidity risk and equity risk. In order to ensure better control and help reduce our exposure to these risks, we centralize their management. Our risk management activities are based on management rules set forth in an internal manual entitled “Rules governing financing/treasury management and related risks,” which is widely distributed throughout our group. These rules are based on the principles of security, transparency and effectiveness.

We use various derivative instruments to reduce and manage our exposure to fluctuations in interest rates, exchange rates and commodity prices, not all of which qualify for hedge accounting. All of these derivatives are recognized in the balance sheet at fair value.

As a result of our transition to IFRS, we have modified our presentation of market risk. The presentation below therefore differs from the presentation included in our 2004 Form 20-F. See Note 34 to our consolidated financial statements for additional information about derivative instruments accounting and market risk management.

Exposure to Interest Rate Risk

Our exposure to interest rate risk is mainly attributable to our net financial debt. We manage a structural fixed/floating rate position in order to limit the impact of interest rate fluctuations on our net income and to optimize the cost of debt. For this purpose, we use firm and optional interest rate swap instruments (swaps, caps, floors, etc.).

Our financing structure exposes us naturally to the risk of interest rate fluctuations. As such, fixed rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt exposes future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the commercial paper program and Euribor/Libor for our main short-term credit lines). Medium- and long-term debt comprises both fixed- and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, US dollar, Czech crown and Polish zloty.

The following table shows a breakdown of our gross debt before and after hedging:

(€ million)	As of December 31, 2005		As of December 31, 2004
	Outstanding	% total debt	Outstanding	% total debt
Fixed rate	10,586.5	65.3%	9,651.4	54.8%
Floating rate	5,619.0	34.7%	7,966.6	45.2%
Total before hedging	16,205.5	100.0%	17,618.0	100.0%
Fixed rate	8,494.8	52.4%	7,166.8	40.7%
Capped floating rate	1,751.0	10.8%	1,989.7	11.3%
Floating rate	5,959.7	36.8%	8,461.5	48.0%
Total after hedging	16,205.5	100.0%	17,618.0	100.0%
Fair value adjustments to hedging derivatives	162.3		284.0
Total Long- and short-term borrowings	16,367.8		17,902.0

Total gross debt as of December 31, 2005 after hedging was 52.4% fixed-rate and 47.6% floating-rate, including 10.8% at capped floating rates. As of December 31, 2005, the exercise price of US dollar caps in the notional amount of USD 650 million (€551 million euro equivalent) was in the money.

The sensitivity of financial expenses is set forth below. We manage our exposure to interest rate fluctuations based on floating-rate debt net of cash, with the breakdown of our floating-rate debt by maturity as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	2,336.1	-	-	2,336.1
Total floating-rate liabilities	(2,645.0)	(2,429.3)	(544.6)	(5,618.9)
Net position before hedging	(308.9)	(2,429.3)	(544.6)	(3,282.8)
Derivative financial instruments (*)	236.0	255.3	(2,032.1)	(1,540.8)
Total position before euro caps	(72.9)	(2,174.0)	(2,576.7)	(4,823.6)
Euro caps (**)	-	-	1,200.0	1,200.0
Net total	(72.9)	(2,174.0)	(1,376.7)	(3,623.6)

(*)

Hedging financial instruments excluding euro caps with an exercise price out of the money as of December 31, 2005.

(**)

Euro caps included in hedging derivatives (€1,200 million) have an exercise price of 3.5%.

Floating-rate debt maturing within less than one year is to a large extent hedged by excess cash balances invested at short-term rates. Floating-rate net debt is therefore €4,824 million (euro equivalent), that is 34.8% of total debt (including 8.7% capped at 3.5%, as set forth above). As such, 65.2% of net debt is at fixed rates. Taking into account the impact of caps the percentage of fixed-rate debt increases to 73.9%.

Assuming a constant net debt policy, a 1% increase in interest rates would generate an increase in annual financial expenses, excluding market impacts, of €48 million.

See Notes 20 and 22 to our consolidated financial statements for information about the principal changes in our long-term and short-term borrowings, respectively.

A certain number of derivative instrument s used as part of our management policy are not qualified as hedges under IAS 32 and 39. We do not, however, consider these transactions to be of a speculative nature and view them as necessary to the effective management of our exposure.

VEOLIA - Form 20-F | 77

Back to contents

Derivatives designated as non - hedge break down as follows as of December 31, 2005:

(€ million)	Notional amounts as of December 31,2005				Faire value of derivatives instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total non-current assets	Total non-current liabilities
Fixed-rate receiver/floating-rate payer swaps	752.8	-	2.1	750.7	6.4	0.5
Floating-rate receiver/fixed-rate payer swaps	298.2	-	259.7	38.5	-	4.5
Floating-rate receiver/floating-rate payer swaps	866.0	211.9	654.1	-	0.4	-
Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0
Purchases of caps	2,533.3	-	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	-	769.0	-	-	-
Total optional financial instruments	3,302.3	-	2,090.1	1,212.2	24.2	1.7
Total derivatives not qualifying for hedge	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7

(€ million)	Notional amounts as of December 31,2004				Faire value of derivatives instruments
	Total	Less than 1 year	Total	Less than 1 year	Total	Total liabilities
Fixed-rate receiver/floating-rate payer swaps	139.6	-	-	139.6	5.5	-
Floating-rate receiver/fixed-rate payer swaps	1 257.1	-	867.8	389.3	4.9	69.3
Floating-rate receiver/floating-rate payer swaps	342.8	154.5	188.3	-	0.1	1.7
Currency swaps	190.4	-	190.4	-	24.1	0.2
Total firm financial instruments	1,929.9	154.5	1,246.5	528.9	34.6	71.2
Purchases of caps	2,005.3	161.4	950.2	893.7	16.9	-
Sales of caps (*)	765.7	-	765.7	-	-	0.3
Sales of swap options	183.5	-	183.5	-	-	5.8
Total optional financial instruments	2,954.5	161.4	1,899.4	893.7	16.9	6.1
Total derivatives not qualifying for hedge accounting	4,884.4	315.9	3,145.9	1,422.6	51.5	77.3

(*)

Sales of caps are backed in the amount of €700 million to purchase of caps with the same exercise price and maturity and do not therefore impact net income.

Sensitivity of financial expenses

The portfolio of interest rate derivatives not qualifying for hedge accounting generates a certain volatility in net financial income.

As of December 31, 2005, the sensitivity of the portfolio to a change in interest rates is as follows:

-

a 0.25% increase in the interest rate would generate additional financial expenses of €1.3 million ;

-

a 0.25% decrease in the interest rate would generate a reduction in financial expenses of €1.5   million.

Exposure to Foreign Currency Risk

Our international activities in nearly 65 countries generate significant foreign currency flows. We are mainly exposed to foreign exchange risk on our balance sheet “assets” position. Our trading activities do not expose us to significant exchange rate risk.

Our central treasury department manages foreign exchange risk centrally within limits set by our chief financial officer. We use derivative instruments to hedge our exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards).

Management of foreign exchange transaction risk

One of the specific characteristics of environmental services activities is that they bear little transaction risk. Income and expenses are mainly denominated in the currency of the country where we operate. However, optional hedges may be negotiated with the front office when responding to a call for tenders, prior to obtaining the definitive contract.

Management of foreign exchange asset risk

Financing is secured in the local currency for operations located in foreign countries. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, we have developed a policy which seeks to back foreign-currency financing and foreign-currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves ensuring that companies in our group do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses, and hedging certain net foreign investments (IAS 21/IAS 39), in particular inter-company loans designated as loans and receivables forming part of a net investment.

Hedge of a net investment in a foreign operation

Derivative instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments
Financial instruments	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency receiver swaps	NOK	86.1	86.1	-	-	1.9	-
	HKD	13.3	13.3	-	-	-	0.3
	PLN	76.8	76.8	-	-	0.2	-
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	-
Cross currency swaps: floating rate payer/floating rate receiver	HKD	44.8	44.8	-	-	1.0	-
	USD	299.0	-	299.0	-	5.5	-
Total currency derivatives		620.3	238.8	356.3	25.2	13.8	0.3
USPP borrowings	USD	302.6	-		302.6	N/A	N/A
Syndicated loan	CZK	211.6	-	211.6	-	N/A	N/A
Total financing		514.2	-	211.6	302.6	N/A	N/A

VEOLIA - Form 20-F | 78

Back to contents

(€ million)	Notional amount as of December 31, 2004 by currency and maturity					Fair value of derivative instruments
Financial instruments	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Embedded derivatives (forward sale)	KRW	116.8	16.5	62.6	37.7	20.3
Cross currency swaps: floating rate payer/floating rate receiver	HKD	44.8		44.8		6.9
	USD	299.0		299.0		44.7
Total currency derivatives		460.6	16.5	406.4	37.7	71.9
USPP borrowings	USD	262.0			262.0	N/A	N/A
Syndicated loan	CZK	216.6		216.6		N/A	N/A
Total financing		478.6		216.6	262.0	N/A	N/A

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or currency derivatives (cross currency swaps, currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:

-

the inter-company loan forming part of the net investment in a foreign operation is not hedged;

-

the hedge is ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

-

only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in translation reserves as of December 31, 2005 of €35 million comprise:

-

foreign exchange losses of €11 million on an unhedged US dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;

-

the impact of exchange rate fluctuations for an amount of €23 million coming from investment hedges in the water division in the Czech Republic.

Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

Each month, we determine our foreign exchange position and enter into hedging transactions once we have quantified our foreign exchange exposure and in particular our overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position are accounted for as trading transactions, with fair value movements recognized directly in net income.

The portfolio of currency derivatives not qualifying for hedge accounting comprises currency forwards and currency options with a maturity of less than one year:

Notional	As of December 31, 2005							As of December 31, 2004
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	39.7	15.9	13.1	-	-	-	10.7	54.9	25.6	24.2	-	-	-	5.1
Forward sales	48.8	34.9	1.8	-	-	-	12.1	24.1	5.1	14.9	-	-	-	4.1
Total currency forwards	88.5	50.8	14.9	-	-	-	22.8	79.0	30.7	39.1	-	-	-	9.2
Currency receiver swaps	98.7	12.1	0.6	1.3	0.8	1.1	82.8	114.0	9.6	21.9			1.4	81.1
Currency payer swaps	1,428.1	317.9	602.1	168.4	46.8	91.3	201.6	1,529.2	587.0	430.2	134.6	118.0	98.2	161.2
Total currency swaps	1,526.8	330.0	602.7	169.7	47.6	92.4	284.4	1,643.2	596.6	452.1	134.6	118.0	99.6	242.3
Call options	-		-	-	-	-	-	3.2	3.2	-	-	-	-	-
Put options	3.6	3.6	-	-	-	-	-	4.0	4.0	-	-	-	-	-
Total currency options	3.6	3.6	-	-	-	-	-	7.2	7.2	-	-	-	-	-

Fair value	As of December 31, 2005							As of December 31, 2004
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	(1.8)	(1.6)	-	-	-	-	(0.2)	(3.4)	(3.1)	-	-	-	-	(0.3)
Currency receiver swaps	(0.3)	0.4	-	-	-	-	(0.7)	(0.6)	(1.0)	(0.3)	-	-	-	0.7
Total currency swaps and forward purchases	(2.1)	(1.2)	-	-	-	-	(0.9)	(4.0)	(4.1)	(0.3)	-	-	-	0.4
Forward sales	(1.6)	(1.4)	-	-	-	-	(0.2)	-	0.5	(0.5)	-	-	-	-
Currency payer swaps	(5.4)	(5.3)	1.5	-	(0.1)	(0.1)	(1.4)	4.3	2.0	1.5	(3.3)	2.0	0.7	1.4
Total currency swaps and forward sales	(7.0)	(6.7)	1.5	-	(0.1)	(0.1)	(1.6)	4.3	2.5	1.0	(3.3)	2.0	0.7	1.4
Total derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	-	(0.1)	(0.1)	(2.5)	0.3	(1.6)	0.7	(3.3)	2.0	0.7	1.8

(*) Net fair value (Assets-Liabilities) excluding embedded derivatives

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency denominated net debt (comprising foreign currency borrowings and foreign currency denominated inter-company loans and borrowings), and reduce to its sensitivity to fluctuations in foreign exchange rates.

The following table presents a break down of the foreign exchange exposure as of December 31, 2005 of Veolia Environnement SA’s foreign currency denominated net debt, taking into account currency derivatives:

	VE Holding company foreign currency denominated net debt	Open position in € million	Impact of a 10% change in exchange rates against the euro
GBP	6.6	9.6	1.0
PLN	30.1	7.8	0.8
USD	4.1	3.5	0.3
SEK	23.9	2.5	0.3
Other (€ million equivalent)	(3.4)	(3.4)	(0.4)
Total	NA	20.0	2.0

The above table shows that a 10% increase in all foreign currencies against the euro would generate foreign exchange gains of €2 million.

VEOLIA - Form 20-F | 79

Back to contents

Exposure to Commodity Risk

Fuel prices can be subject to significant fluctuations. Nonetheless, our activities have not been materially affected and are not expected to be materially affected in the future by the cost or availability of fuel or other commodities, as the contracts we enter into generally include price review and/or indexation clauses which enable us to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As part of their supply management and cost optimization, certain entities within our group may be required to contract forward purchases or sales of electricity. The accounting treatment of such forward contracts is described in Note 1-22 to our consolidated financial statements. As of December 31, 2005, the related fair value of derivative instruments totaled €33.8 million in assets and €25.2 million in liabilities and did not qualify for hedge accounting. These contracts concern commitments to purchase electricity between 2006 and 2013 for an amount of €322.5 million on year end measurement assumptions basis and commitments to sell electricity between 2006 and 2009 for an amount of €192.5 million on the same measurement assumptions basis in accordance with the following schedule:

	Notional amount of contracts by maturity
(€ million)	Amount	Less than 1 year	1 to 5 years	More than 5 years
Purchase commitments	322.5	73.5	179.3	69.7
Sale commitments	192.5	74.3	118.2	-

Exposure to Equity Risk

As of December 31, 2005, we held 15,990,242 of our own shares with a market value of €611.5 million, including €453 million offset against equity. As part of our cash management, we hold UCITS shares. Those UCITS are considered as monetary UCITS and are not subject to equity risks.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

VEOLIA - Form 20-F | 80

Back to contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Organization

In 2004, we created an internal control department with respect to financial matters. The internal control department is responsible for coordinating the work of other departments in identifying, standardizing and making more reliable the key processes for producing financial information within our group.

The internal control department employs a network of internal control personnel present in each division and operating unit.  It carries out its work with three main objectives:

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

The internal control department relies initially on the effective management of all of the group’s business procedures, including non-finance related procedures (commercial, technical, human resource, legal and economic).  It follows up with a rigorous evaluation of the application of the group’s rules, overseen by the internal audit department.

Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include in our annual report on Form 20-F a report of management evaluating our internal controls over financial reporting. As a result, we launched a process in 2005 that should allow us to evaluate internal controls at the group level by December 31, 2006. In 2005, a set of questionnaires and tests was sent to more than 350 subsidiaries. The internal audit and internal control departments then analyzed the results, in liaison with relevant department heads where necessary.

The analysis focused on an assessment of the following criteria:

•

potential impact on internal financial control;

•

level of dissemination (percentage of entities indicating a risk and verification of the significance of the entities concerned).

On this basis, action plans were implemented.  These relate principally to the documentation of financial procedures, the separation of tasks and information technology security. These procedures are being overseen by a steering committee, which is chaired by the senior executive vice president.

French Descriptive Report on Internal Controls

Under French law, we are required to publish descriptions of the material elements of our internal control procedures, as such procedures are defined under French regulations. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed in 2007 for the year ending December 31, 2006. An English translation of our French report is filed as an exhibit to this annual report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Jean Azema*, Jean-Marc Espalioux*, Paul-Louis Girardot and Murray Stuart* qualify as “audit committee financial experts” within the meaning of this Item 16A, three of whom are independent(*) based on criteria set forth in the board’s charter (and all of whom are deemed to be independent based on criteria of the NYSE manual).

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, we have engaged two independent accounting firms to audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations.  In respect of fiscal year 2005, our independent auditors are Barbier Frinault & Autres Ernst & Young, a member of the Ernst & Young group since September 2002, and Salustro Reydel, a member of KPMG International.  In accordance with French law, we consider each of these auditing firms as our principal accountants.  During 2005, we paid total fees of €19.7 million to KPMG and €16.9 million to Ernst & Young for the services described below.

Audit Fees

During 2005, we paid €13.1 million in fees to KPMG and €13.0 million to Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements.  During 2004, we paid €12.2 million in fees to KPMG and €11.8 million to Ernst & Young in connection with such services.

VEOLIA - Form 20-F | 81

Back to contents

Audit-Related Fees

During 2005, we paid €6.6 million in fees to KPMG and €3.9 million to Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, certifications to third parties, acquisition-related audits and specific review on the IFRS implementation project.  During 2004, we paid €4.9 million in fees to KPMG and €7.3 million to Ernst & Young in connection with such services.

Tax Fees

During 2005, we did not pay any fees to KPMG or to Ernst & Young for services related to tax compliance, tax advice and tax planning.  During 2004, we paid €0.4 million in fees to Ernst & Young (and no fees to KPMG) in connection with such services.  Of this €0.4 million in fees, €0.3 million related to tax audits for foreign subsidiaries and €0.1 million related to tax compliance review.

All Other Fees

During 2004 and 2005, we did not pay any fees to KPMG or to Ernst & Young for products and services other than the ones noted above.

Audit Committee Pre-Approval Policies and Procedures

Our accounts and audit committee is responsible, among other matters, for the oversight of our independent statutory auditors subject to the requirements of French law. Our accounts and audit committee has established a list of prohibited non-audit services in order to ensure the independence of our independent statutory auditors. Our accounts and audit committee has also adopted a policy and established certain procedures for the approval of audit and permissible non-audit services and for the pre-approval of audit and permissible non-audit services to be provided by our independent statutory auditors. During 2005, our accounts and audit committee established an annual budget, broken down and detailed as to the type of service to be provided and the authorized amount for such service, for all permissible audit and non-audit services (including on-going non-audit engagements). Our accounts and audit committee also delegated to its chairman or one of its other members the responsibility for pre-approving any new permissible audit or non-audit engagements that exceeded such budgeted amounts for the particular permissible audit or non-audit service. Any engagements pre-approved by the chairman or other delegate must be reported to the full audit committee at its next succeeding meeting.

During 2005, no services were provided to our company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2005, neither our company nor any affiliated purchasers made any purchases of our shares.

VEOLIA - Form 20-F | 82

Back to contents

PART III

ITEM 17: FINANCIAL STATEMENTS

Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

ITEM 19: EXHIBITS

The following exhibits are included herein:

Exhibit

Number

Description

1

Articles of Association (statuts) of Veolia Environnement (unofficial English translation).

8

List of Subsidiaries. Included herein in Note 49 to our consolidated financial statements.

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

99.1

Report of the Chairman of the Board of Directors for 2005 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (English Translation)

VEOLIA - Form 20-F | 83

Back to contents

Report of Independent Registered Public Accounting Firms

BARBIER FRINAULT & AUTRES ERNST & YOUNG 41, rue Ybry 92576 Neuilly-sur-Seine cedex	SALUSTRO REYDEL Membre de KPMG International 8, avenue Delcassé 75008 Paris

 To the Board of Directors and Shareholders of Veolia Environnement:

We have audited the accompanying consolidated balance sheets of Veolia Environnement and subsidiaries (together “the Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income, cash flow and changes in equity for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and the consolidated results of its operations and its cash flows for each of the two years ended at December 31, 2005 and 2004, in conformity with International Financial Reporting Standards as adopted by the European Commission for use in the European Union.

International Financial Reporting Standards as adopted by the European Commission for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 50 to the consolidated financial statements.

As discussed in Notes 50A and 50D to the financial statements, the Company has restated its 2004 US GAAP net income and shareholders’ equity with respect to impairment of goodwill.

Neuilly-sur-Seine and Paris, France

March 30, 2006

Except with respect to Note 50 as to which the date is June 28, 2006

BARBIER FRINAULT & AUTRES ERNST & YOUNG		SALUSTRO REYDEL Membre de KPMG International

/s/ Jean Bouquot	/s/ Patrick Gounelle	/s/ Bernard Cattenoz	/s/ Bertrand Vialatte

Jean Bouquot	Patrick Gounelle	Bernard Cattenoz	Bertrand Vialatte

VEOLIA - Form 20-F | F-1

Back to contents

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET - ASSETS	Notes	As of December 31, 2005 ($ millions)	As of December 31, 2005 (€ millions)	As of December 31, 2004 (€ millions)
Goodwill	4	5,736.8	4,863.1	4,383.6
Other intangible assets	5	1,382.0	1,171.5	1,059.0
Property, plant and equipment	6	7,929.8	6,722.0	6,137.3
Publicly-owned utility networks	7	6,640.9	5,629.5	4,820.8
Investments in associates	8	237.7	201.5	219.2
Non-consolidated investments	9	247.1	209.5	181.1
Long-term IFRIC 4 loans	1-20 & 10	2,243.6	1,901.9	1,693.5
Derivative instruments - Assets	34	293.7	249.0	424.8
Other long-term loans and investments	11	816.9	692.5	614.7
Deferred tax assets	12	1,329.8	1,127.3	1,122.6
Non-current assets		26,858.3	22,767.8	20,656.6
Inventories and work-in-progress	13	762.3	646.2	562.0
Operating receivables	13	11,929.1	10,112.3	9,261.4
Short-term IFRIC 4 loans	1-20 & 14	192.9	163.5	133.0
Other short-term loans	15	260.9	221.2	333.0
Marketable securities	16	71.6	60.7	189.3
Cash and cash equivalents	17	2,755.8	2,336.1	4,660.3
Current assets		15,972.6	13,540.0	15,139.0
Assets of discontinued operations		1.9	1.6	30.3
Total assets		42,832.8	36,309.4	35,825.9

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES	Notes	As of December 31, 2005 ($ millions)	As of December 31, 2005	As of December 31, 2004
Share capital		2,405.8	2,039.4	2,032.1
Additional paid-in capital		7,666.8	6,499.1	6,467.6
Reserves and retained earnings attributable to equity holders of the parent		-5,586.8	(4,735.9)	(5,276.9)
Minority interests		2,230.6	1,890.9	1,725.5
Equity	18	6,716.4	5,693.5	4,948.3
Non-current provisions	19	1,903.5	1,613.6	1,283.5
Long-term borrowings	20	16,188.2	13,722.8	12,157.0
Derivative instruments - Liabilities	34	182.3	154.5	189.8
Other non-current liabilities	21	245.1	207.8	163.8
Deferred tax liabilities	12	1,326.1	1,124.1	933.8
Non-current liabilities		19,845.2	16,822.8	14,727.9
Operating payables	13	12,238.1	10,374.3	9,576.0
Current provisions	19	912.8	773.8	723.0
Short-term borrowings	22	2,522.4	2,138.2	5,426.1
Bank overdrafts and other cash position item	23	597.9	506.8	420.1
Current liabilities		16,271.2	13,793.1	16,145.2
Liabilities of discontinued operations		-	-	4.5
Total equity and liabilities		42,832.8	36,309.4	35,825.9

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2005 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.8477.

VEOLIA - Form 20-F | F-2

Back to contents

CONSOLIDATED INCOME STATEMENT

	Notes	For the year ended December 31,
		2005 ($ millions)	2005 (€ millions)%		2004 (€ millions)%
Revenue	24	29,780.4	25,244.9	100.0%	22,500.3	100.0%
o/w Revenue from third-party financing activities		148.4	125.8		96.7
Cost of sales		-24,255.0	(20,561.0)		(18,346.3)
Selling costs		-564.5	(478.5)		(439.7)
General and administrative expenses		-2,834.7	(2,403.0)		(2,236.4)
Other operating revenue and expenses		106.8	90.5		2.7
Operating income	25	2,233.0	1,892.9	7.5%	1,480.6	6.6%
Finance costs, net	26	-841.6	(713.4)		(732.1)
Other financial income (expenses)	27	36.0	30.5		46.1
Income tax expense	28	-498.9	(422.9)		(184.1)
Share of net income of associates	29 & 8	17.6	14.9		24.2
Net income (expense) from continuing operations		946.1	802.0	3.2%	634.7	2.8%
Net income (expense) from discontinued operations	30	-	-		(105.7)
Net income (expense) for the year		946.1	802.0	3.2%	529.0	2.3%
Attributable to minority interests	31	211.2	179.0		137.5
Attributable to Equity holders of the parent	32	734.9	623.0	2.5%	391.5	1.7%

Net income attributable to equity holders of the parent per share	33
Diluted		1.9	1.59		0.99
Basic		1.9	1.60		0.99
Net income from continuing operations per share	33
Diluted		2.4	2.04		1.60
Basic		2.4	2.05		1.60

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2005 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.8477.

VEOLIA - Form 20-F | F-3

Back to contents

CONSOLIDATED CASH FLOW STATEMENT

	Notes	For the year ended December 31,
		2005 ($ millions)	2005 (€ millions)	2004 (€ millions)
Net income for the year attributable to equity holders of the parent	32	734.9	623.0	391.5
Minority interests	31	211.2	179.0	216.4
Operating depreciation, amortization, provisions and impairment losses	25	2,158.0	1,829.3	2,041.5
Financial amortization and impairment losses	27	-24.8	(21.0)	(38.2)
Gains (losses) on disposal and dilution		-82.6	(70.0)	(161.3)
Share of net income of associates	29 & 8	-17.6	(14.9)	(24.2)
Dividends received	27	-7.7	(6.5)	(6.0)
Finance costs, net	26	841.6	713.4	732.1
Income tax expense	28	498.9	422.9	309.5
Other		37.9	32.1	(0.7)
Operating cash flow before changes in working capital		4,349.8	3,687.3	3,460.6
Changes in working capital	13	-61.6	(52.2)	294.4
Income taxes paid		-399.7	(338.8)	(238.0)
Net cash flow from operating activities		3,888.5	3,296.3	3,517.0
Purchases of property, plant and equipment		-2,455.9	(2,081.9)	(1,964.0)
Proceeds on disposal of property, plant and equipment		204.7	173.5	316.2
Purchases of investments		-1,113.8	(944.1)	(334.0)
Proceeds on disposal of investments		181.7	154.0	2,184.2
IFRIC 4 investment contracts:		0.0
New IFRIC 4 loans	10 & 14	-317.7	(269.3)	(177.0)
Principal payments on IFRIC 4 loans	10 & 14	217.1	184.0	130.0
Dividends received	8 & 27	19.8	16.8	23.5
New long-term loans granted	11	-73.3	(62.1)	(132.5)
Principal payments on long-term loans	11	65.7	55.7	129.4
Net decrease in short-term loans	15	135.7	115.0	41.1
Sales and purchases of marketable securities	16	139.4	118.2	(42.3)
Net cash from (used in) investing activities		-2,996.6	(2,540.2)	174.6
Net increase in short-term borrowings	22	-3,463.7	(2,936.2)	1,789.2
New long-term borrowings and other debt	20 & 21	3,697.1	3,134.1	930.5
Principal payments on long-term borrowings and other debt	20 & 21	-2,735.5	(2,318.9)	(3,468.7)
Proceeds on issue of shares		95.6	81.0	167.2
Purchase of treasury shares		0.0	-	(183.2)
Dividends paid		-441.2	(374.0)	(389.6)
Interest paid		-871.5	(738.8)	(640.9)
Net cash used in financing activities		-3,719.2	(3,152.8)	(1,795.5)
Cash and cash equivalents at the beginning of the year		5,002.0	4,240.2	2,320.6
Effect of foreign exchange rate changes		-16.7	(14.2)	23.5
Cash and cash equivalents at the end of the year		2,158.0	1,829.3	4,240.2
Cash and cash equivalents	17	2,755.9	2,336.1	4,660.3
- Bank overdrafts and other cash position item	23	597.9	506.8	420.1
Cash and cash equivalents at the end of the year		2,158.0	1,829.3	4,240.2

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2005 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.8477.

VEOLIA - Form 20-F | F-4

Back to contents

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange Translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2004	2,025.3	6,449.1	(298.6)	(4,838.7)	-	(65.7)	3,271.4	1,638.8	4,910.2
Issue of share capital of the parent company	6.8	18.5	-	-	-	-	25.3	-	25.3
Elimination of treasury shares	-	-	(160.7)		-	-	(160.7)	-	(160.7)
Share options	-	-	-	6.9	-	-	6.9	-	6.9
Third party share in share capital increases by subsidiaries and changes in consolidation scope	-	-	-	-	-	-	-	88.6	88.6
Parent company dividend distribution	-	-	-	(217.9)	-	-	(217.9)	-	(217.9)
Third party share in dividend distributions by subsidiaries	-	-	-	-	-	-	-	(144.2)	(144.2)
Foreign exchange translation adjustments	-	-	-	-	(72.1)	-	(72.1)	10.9	(61.2)
Fair value adjustments	-	-	-	-	-	(13.9)	(13.9)	(9.9)	(23.8)
Actuarial gains (losses) on pension obligations	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	391.5	-	-	391.5	137.5	529.0
Other changes	-	-	-	(7.7)	-	-	(7.7)	3.8	(3.9)
As of January 1, 2005	2,032.1	6,467.6	(459.3)	(4,665.9)	(72.1)	(79.6)	3,222.8	1,725.5	4,948.3
Issue of share capital of the parent company	7.3	31.5	-	8.6	-	-	47.4	-	47.4
Elimination of treasury shares	-	-	6.6	2.6	-	-	9.2	-	9.2
Share options	-	-	-	16.2	-	-	16.2	-	16.2
Third party share in share capital increases by subsidiaries and changes in consolidation scope	-	-	-	-	-	-	-	116.5	116.5
Parent company dividend distribution	-	-	-	(265.4)	-	-	(265.4)	-	(265.4)
Third party share in dividend distributions by subsidiaries	-	-	-	-	-	-	-	(108.6)	(108.6)
Foreign exchange translation adjustments	-	-	-	-	276.1	-	276.1	33.6	309.7
Fair value adjustments	-	-	-	-	-	9.7	9.7	1.6	11.3
Actuarial gains (losses) on pension obligations	-	-	-	(132.5)	-	-	(132.5)	(12.2)	(144.7)
Net income for the year	-	-	-	623.0	-	-	623.0	179.0	802.0
Other changes	-	-	-	(18.0)	-	14.1	(3.9)	(44.5)	(48.4)
As of December 31, 2005	2,039.4	6,499.1	(452.7)	(4,431.4)	204.0	(55.8)	3,802.6	1,890.9	5,693.5
As of December 31, 2005 ($ millions)	2,405.8	7,666.8	-534.0	-5,227.7	240.7	-65.8	4,485.8	2,230.6	6,716.4

The dividend distribution per share was €0.68 and €0.55 in 2005 and 2004 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2005 have been translated into U.S. Dollars at the rate of U.S. $ 1 = €0.8477.

VEOLIA - Form 20-F | F-5

Back to contents

Note 1

Accounting principles and methods

1-1.

Basis of preparation as of December 31, 2005

In accordance with European Parliament and Council Regulation (EC) No. 1606/2002 of July 19, 2002 and European Commission Regulation (EC) No. 1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements for the year ended December 31, 2005 are the first financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

The financial statements are presented in million of euro, rounded to the nearest whole number.

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements and for the IFRS opening balance sheet as of January 1, 2004 for the purposes of IFRS transition.

The consolidated financial statements are presented using the historical cost convention, with the exception of assets and liabilities recognized at fair value: derivative instruments, financial instruments held for trading and available-for-sale financial instruments.

The consolidated financial statements have been drawn up in accordance with IFRS adopted by the European Union as of December 31, 2005 and do not differ from the application of all IFRS published by the IASB at this date.

The Veolia Environnement consolidated financial statements for the year ended December 31, 2005 were approved by the Board of Directors on March 9, 2006.

1-2.

Preparation of 2004 comparative figures in accordance with IFRS

To enable the publication of its comparative statements for fiscal year 2005 and in accordance with the recommendation issued by the French financial markets authority, the AMF, on financial communications during the transition period, Veolia Environnement prepared 2004 financial information on the transition to IFRS, presenting preliminary information on the expected quantified impact of IFRS adoption on opening equity, the financial position as of December 31, 2004 and results for the first-half of 2004 and the full fiscal year.

The expected quantified impact on the opening equity, the financial position as of December 31, 2004 and the results of 2004 was published by Veolia Environnement in the update (filed on May 25, 2005) to the Reference Document filed with the AMF on April 5, 2005.

The impact of IFRS transition on the Group’s financial position, results and cash flow of the group is presented in note 48.

This 2004 financial information on the expected quantified impact of IFRS adoption was prepared by adjusting 2004 figures in line with those IFRS standards and interpretations that Veolia Environnement applied for the preparation of the comparative consolidated statements as of December 31, 2005. The 2004 financial information detailed below is based on the following:

IFRS standards and interpretations subject to mandatory application as of December 31, 2005, as known to date ;

IFRS standards and interpretations subject to mandatory application post 2005, that the Group has decided to adopt early where this is encouraged;

Elected options and exemptions that the Group applies for the preparation of its first IFRS consolidated financial statements in 2005.

The consolidated financial statements for the year ended December 31, 2005 are the first financial statements presented in accordance with IFRS, as adopted by the European Union. They are presented with 2004 comparative figures prepared in accordance with the same standards base, pursuant to IFRS 1 (adopted by European Commission Regulation (EC) No. 707/2004 of April 6, 2004) on first-time adoption of IFRS.

IFRS 1 offers a number of options on first-time adoption of IFRS. Veolia Environnement has elected to apply the following options:

Business combinations performed prior to the transition date are not retrospectively restated,

Accumulated actuarial differences as of January 1, 2004 related to pension obligations are recorded in equity,

Accumulated foreign exchange translation adjustments as of January 1, 2004 are reclassified definitively in consolidated reserves,

Retention of the historical cost method for intangible assets and property, plant and equipment, without remeasurement at fair value,

Add-back of discounted receivables (“Dailly” sales) as of January 1, 2004.

For all other IFRS, the restatement of asset and liability values as of January 1, 2004 has been performed retrospectively as if these standards had always been applied.

Furthermore, Veolia Environnement has opted for early adoption, as of January 1, 2004, of the following standards:

IAS 32 and IAS 39 on financial instruments (European Commission Regulation (EC) No. 2086/2004 of November 19, 2004 and European Commission Regulation (EC) No. 2237/2004 of December 29, 2004),

IFRS 5 on discontinued operations (European Commission Regulation (EC) No. 2236/2004 of December 23, 2004), and

IFRIC 4- Determining whether an arrangement contains a lease.

1-3.

Principles of Consolidation

Veolia Environnement fully consolidates all entities over which it exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the effective date of control up to the date control ceases.

Companies in which Veolia Environnement exercises significant influence over financial and operating policies are accounted for using the equity method. Significant influence is presumed to exist where the Group holds at least 20% of share capital or voting rights.

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method.

Pursuant to Standing Interpretations Committee (SIC) 12, Special Purpose Entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, potential voting rights attached to financial instruments which, if exercised, would confer voting rights on Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of percentage control or significant influence exercised.

Finally, the Group continues to apply the proportionate method of consolidation in accordance with IAS 31.

VEOLIA - Form 20-F | F-6

Back to contents

1-4.

Translation of Foreign Subsidiaries' Financial Statements (IAS 21)

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable rate of exchange (i.e., the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). Translation gains and losses are recorded in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end exchange rate(one foreign currency unit = €xx)	As of December 31, 2005	As of December 31, 2004	Average annual exchange rate (one foreign currency unit = €xx)	Average rate2005	Average rate2004
U.S. Dollar	0.8477	0.7342	U.S. Dollar	0.8078	0.8025
Pound Sterling	1.4592	1.4183	Pound Sterling	1.4640	1.4721
Czech Crowns	0.0345	0.0328	Czech Crowns	0.0336	0.0314

1-5.

Foreign currency transactions (IAS 21 – IAS 39)

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year-end, foreign currency denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Loans to a subsidiary the settlement of which is neither planned nor probable in the foreseeable future represent, in substance, a portion of the Group’s net investment in this foreign operation. Foreign exchange gains and losses on monetary items forming part of a net investment are recognized directly in equity as foreign exchange translation adjustments and are released to income on the disposal of the net investment.

Exchange gains and losses on foreign currency denominated borrowings or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries, are recognized directly in equity as foreign exchange translation adjustments. Amounts recognized in equity are released to income on the sale of the relevant investment.

Foreign currency denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

1-6.

Property, plant and equipment (IAS16 and IAS 17)

Property, plant and equipment are recorded at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23.

Investment grants are deducted from the gross carrying amount of property, plant and equipment to which they relate.

Pursuant to IAS 17, assets financed by finance lease are recorded in property, plant and equipment at the present value of minimum lease payments less accumulated depreciation and any accumulated impairment losses or, if lower, fair value and depreciated over the shorter of the lease term and the expected useful life of the assets, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract. A finance lease contract is a contract which transfers to the Group substantially all the risks and rewards related to the ownership of an asset.

Given the nature of the Group's businesses, the Divisions do not own investment property.

1-7.

Government grants (IAS 20)

Government grants finance all or part of publicly-owned utility networks. In principle, these grants are definitively earned and not repayable.

In accordance with the option offered by IAS 20, these grants are presented as a deduction from the value of publicly-owned utility networks.

Such grants are therefore recorded in Revenue in the year the publicly-owned utility network is sold.

1-8.

Intangible assets excluding goodwill (IAS 38)

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at acquisition cost less accumulated amortization and any accumulated impairment losses.

Intangible assets mainly consist of fees paid to local authorities for public service contracts and amortized over the contract term, the value of contracts acquired through business combinations, the patents, licenses, software and operating rights.

1-9.

Business Combinations and Goodwill (IFRS 3)

All business combinations are recorded in accordance with the purchase accounting method. Goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Under this method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, is capitalized as goodwill.

Goodwill is not amortized under IFRS, but subject to impairment tests performed at the level of the cash generating unit (“CGU”), at least once annually. Under IAS36, the cash generating unit is defined as a country per business segment. This is generally the level at which Veolia Environnement's management assesses operating performance.

1-10.

Asset impairment (IAS 36)

The Group performs impairment tests on intangible assets and property, plant and equipment if there is internal or external indication of impairment loss.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a strategic plan, or more frequently where there is evidence of impairment losses. In such case, the long-term prospects of an activity are downgraded, a valuation is performed and an impairment is recorded in priority against goodwill and intangible assets in interim financial reporting if necessary.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is less.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, cash generating unit (CGU) or group of CGUs considered, taking into account, where appropriate, the residual value, discounted using the discount rate determined for each asset, CGU or group of CGUs and corresponding to the risk-free rate plus a risk premium weighted for business-specific risks. Given the activities of the Group, cash generating units correspond to a country in each Division.

On disposal, fair value less costs to sell is estimated using the multiples method (broker surveys) or based on similar recent transactions.

Impairment losses can be reversed, with the exception of goodwill.

VEOLIA - Form 20-F | F-7

Back to contents

1-11.

Inventories (IAS 2)

In accordance with IAS 2, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1-12.

Assets and liabilities of discontinued operations

Assets and liabilities of discontinued operations are stated at the lower of their net carrying amount and fair value less costs to sell.

1-13.

Provisions (IAS 37)

Pursuant to IAS 37, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not recorded.

Provisions giving rise to a cash outflow after more than 1 year are discounted if the impact is material. The unwinding of discount is recorded in the Income statement in “Other financial income  and expenses”.

In the case of provisions for site restoration, Veolia Environnement accounts for the obligation to restore a site as hiding waste, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

1-14.

Financial instruments (IAS 32 and IAS 39)

Financial assets and liabilities

Financial assets include assets classified as available-for-sale, held-to maturity and held-for-trading, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating liabilities.

The recognition and measurement of financial assets and liabilities is governed by IAS 39-Financial instruments: recognition and measurement.

Recognition and accounting of financial assets

Financial assets are recognized at the settlement date. Financial assets are initially recognized at fair value, net of transaction costs.

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date:

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds its recoverable amount, as estimated during impairment tests. The impairment loss is recognized in the Income statement.

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized directly in equity, unless an impairment test leads to the recognition of an unrealized capital loss compared with the historical acquisition cost and this is equated to a material and long-term loss. Where this is the case, the impairment loss is recognized in the Income statement. Reverse of impairments of debt securities only are recognized in the Income statement (receivables and interest rate bonds).

Amounts recognized in equity are released to income on the sale of the relevant investment.  Fair value is equal to market value in the case of listed securities and an estimate of the value in use in the case of unlisted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated investments which are not listed on an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

Loans and receivables

This category includes loans to non-consolidated investments, other loans and receivables and trade receivables. After initial recognition at fair value, these instruments are recognized and measured at amortized cost using the effective interest method.

An impairment loss is recognized if the carrying amount of these assets exceeds the recoverable amount, as estimated during impairment tests. The impairment loss is recognized in the Income statement.

Assets at fair value through the Income statement

This category includes trading assets acquired by the Company for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Assets at fair value through the Income statement also include the portfolio of cash UCITS whose performance and management are based on fair values. Changes in the value of these assets are recognized in the Income statement.

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months, cash and monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash and cash equivalents are valued in accordance with the rules applicable to the assets at fair value category through the Income statement.

Bank overdrafts repayable on demand which form an integral part of the Group’s cash management policy represent a component of cash and cash equivalents for the purposes of the Cash flow statement.

Recognition and measurement of financial liabilities

With the exception of trading liabilities and liability derivative instruments which are measured at fair value, borrowings and other financial liabilities are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through to maturity or the next market-price fixing date, to the net carrying amount of the financial liability.

VEOLIA - Form 20-F | F-8

Back to contents

When the financial liability issued includes an embedded derivative which must be recognized separately, the amortized cost is calculated on the debt component only. The amortized cost at the acquisition date is equal to the proceeds from the issue less the fair value of the embedded derivative.

Minority interest put options

Pursuant to IAS 27, minority interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, minority interest put options are considered a liability and measured in accordance with IAS 39.

Pending an International Financial Reporting Interpretations Committee (IFRIC) interpretation or a specific IFRS, the Group has provisionally adopted the following treatment which may be modified at a later date:

•

the fair value of purchase undertakings is recorded in borrowings in the balance sheet, through minority interests and where necessary goodwill for the residual balance.

•

gains or losses resulting from the unwinding of discount of the liability are recorded in other financial income and expenses, and when the put exercise price is variable, changes in the value of the instrument resulting from changes in valuation assumptions concerning the promise are recorded in borrowings through goodwill.

If the minority interests are not purchased on expiry of the promise, the journals previously recorded are reversed.

Recognition and measurement of derivative instruments

The Group uses various derivative instruments to manage its exposure to interest rate and foreign exchange risks resulting from its operating, financial and investment activities. Certain transactions performed in accordance with the group management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Income statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Derivative instruments may be classified as one of three types of hedging relationship: fair value hedge, cash flow hedge or net investment hedge in a foreign operation:

a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk (notably interest rate or foreign exchange risk), and could affect net income for the period.

a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period.

the net investment hedge in a foreign operation hedges the exposure to foreign exchange risk of the net assets of a foreign operation including loans considered part of the investment (IAS 21).

An asset, liability, firm commitment, future cash-flow or net investment in a foreign operation qualifies for hedge accounting if:

the hedging relationship is precisely defined and documented at the inception date;

the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in financial items.

The use of hedge accounting has the following consequences:

in the case of fair value hedges of existing assets and liabilities, the hedged portion of these items is measured at fair value in the balance sheet. The gain or loss on remeasurement is recognized in the Income statement, where it is offset against matching gains or losses arising on the fair value remeasurement of the hedging financial instrument, to the extent it is effective;

in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in equity, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the balance sheet. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Income statement. Gains or losses recognized in equity are released to the Income statement in line with the recording of the items hedged.

in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in equity, while the ineffective portion is recognized in the Income statement. Gains and losses recognized in translation reserves are released to the Income statement when the foreign operation is sold.

Embedded derivatives

An embedded derivative is a component of a host contract that satisfies the definition of a derivative and whose economic characteristics are not closely related to that of the host contract. An embedded derivative must be separated from its host contract and accounted for as a derivative if, and only if, the following three conditions are satisfied:

•

the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•

the embedded derivative satisfies the definition of a derivative laid down in IAS 39; and

•

the hybrid instrument is not measured at fair value with changes in fair value recognized in the Income statement.

Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising on the sale of treasury shares are recognized directly in equity and do not impact the Income statement.

1-15.

Pension plans (IAS 19) and other employee-related obligations

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses.

Veolia Environnement has elected to offset actuarial gains and losses against equity as of January 1, 2004 and for early adoption as of January 1, 2005 of IAS 19 (revised). Actuarial gains and losses generated at this date are, therefore, offset against equity and no amortization charge in respect of these actuarial gains and losses is recorded in the Income statement.

1-16.

Share-based payments (IFRS 2)

Pursuant to IFRS 2- Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Income statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered. In accordance with IFRS 2, in order to ensure the comparability of the 2005 and 2004 financial statements, only those plans granted after November 7, 2002 and for which rights have not been vested at January 1, 2005 are measured and recognized in personnel costs.

The fair value of purchase and subscription options is calculated using the binomial model, taking into account the expected life of the options, the risk-free interest rate, observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee savings plans is equal to the difference between the subscription price and the average share price at each subscription date.

VEOLIA - Form 20-F | F-9

Back to contents

1-17.

Revenue (IAS 18)

Revenue is equal to the fair value of goods and services for which the risks and rewards of ownership and the control thereof have been effectively transferred to the buyer.

Due to the specific nature of Veolia Environnement's business, fees and taxes collected on behalf of local authorities are excluded from revenue when there is no risk of payment default by third parties. Income from contracts comprising a lease pursuant to IFRIC 4 includes:

principal finance repayments by the local authority;

loan remuneration (see note 1-20).

Principal finance repayments are excluded from revenue. However, financial income related to the loans is included therein.

1-18.

Financial items in the Income statement

In the Group’s opinion, the non-accounting balance, “net financial debt”, is a relevant indicator of the Group’s debt. Net financial debt is defined by the Group as the total of long- and short-term borrowings (excepted fair value of derivative instruments) less net cash and cash equivalents.

Net finance costs consist of interest payable on borrowings calculated using the effective interest rate, gains and losses on interest rate derivatives both qualifying and not qualifying as hedges and income from cash investments and equivalents. Interest income is recognized in the Income statement when it is earned using the effective interest method. Interest costs included in payments under lease finance contracts are recorded using the effective interest method.

Other financial income and expenses notably include loan income calculated using the amortized cost method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discount of provisions.

1-19.

Income taxes (IAS 12)

The income tax expense (income) includes the current tax charge (income) and the deferred tax charge (income).

Deferred tax assets are recognized on deductible temporary differences, tax loss carry forwards and/or tax credit carry forwards. Deferred tax liabilities are recognized on taxable temporary differences.

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the enactment date. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that the Group is likely to generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

1-20.

Accounting policies specific to environmental services activities

Veolia Environnement provides environmental management services to local authorities and industrial customers. Through numerous contracts, Veolia Environnement operates assets that it returns when the contracts terminate. In certain cases, Veolia Environnement finances the assets on behalf of public or private partners. As part of the review accompanying IFRS adoption, Veolia Environnement examined the nature of assets held by considering the “substance” of these contracts, grouping them into three categories.

Assets relating to contracts covered by IFRIC 4

Certain contracts qualify for treatment as lease contracts pursuant to IAS 17 and its interpretation IFRIC 4 published in December 2004. IFRIC 4-Determining whether an arrangement contains a lease seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use an asset in return for payments included in the overall contract remuneration. It identifies in such agreements, based on the allocation of the risks and rewards of ownership, a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17. The contract operator therefore becomes the lessor vis-à-vis its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a loan (“IFRIC 4 loan”) to reflect the corresponding financing.

Contracts satisfying the criteria laid down in IFRIC 4 are either out-sourcing contracts with industrial customers, “Build Operate and Transfer” (BOT) contracts or incineration or co-generation contracts, under which, notably, risks associated with the level of demand or volume are in substance transferred to the customer.

Veolia Environnement does not therefore recognize an item of property, plant and equipment but a loan to these customers. During the construction phase, a loan is recognized in the balance sheet and operating income in the Income statement, in accordance with the percentage completion method laid down in IAS 11 for construction contracts. The loans resulting from this analysis are initially measured at the fair value of lease payments and then amortized using the effective interest method. After a review of the contract and its financing, the implied interest rate on the loan is based on either the Group financing rate and /or the borrowing rate associated with the contract.

Concession and affermage contracts

A substantial portion of Group’s assets are the result of concession or affermage contracts granted and concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned. Nonetheless, they generally provide, directly or indirectly, for customer involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract. In 2005, the Group recorded these assets on a separate line of the balance sheet, “Publicly-owned utility networks”. These assets are amortized or depreciated over their useful life in accordance with IAS 38 on intangible assets and IAS 16 on property, plant and equipment.

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. In the case of publicly-owned utility networks accounted for in accordance with IAS 38, resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where appropriate, a provision for maintenance and repair costs is recorded.

Other contracts

Property, plant and equipment under contracts which do not fall into either of the above two categories continue to be recorded as property, plant and equipment. The components approach is applied in accordance with IAS 16.

Outlook for 2006

In March 2005, IFRIC published draft interpretations D12, D13 and D14 on service concession arrangements where the grantor determines the terms and conditions under which the assets are operated and sets directly or indirectly the price of services rendered, and which provide for the return of assets with a material residual value to the grantor at the end of the contract term.

These drafts do not permit the recording of such infrastructures in property, plant and equipment by the concession operator. If the operator finances the infrastructure, it must recognize either a financial asset (D13) when payments are made by the grantor, or an intangible asset (D14) when payments are collected from users.

Despite several delays in the publication date of these interpretations and the fact that their adoption remains uncertain, the Group has nonetheless decided to proceed with their implementation in 2006. In the Group’s opinion, these draft interpretations could represent a significant progress in the application of the standards and offer an adequate basis for amending the accounting presentation of the assets concerned. The Group will therefore undertake a detailed review of its extensive contract portfolio in 2006 with a view to initial application, subject to further amendments to the drafts.

VEOLIA - Form 20-F | F-10

Back to contents

1-21.

Construction contacts (IAS 11)

Pursuant to IAS 11, and when the net income from a contract can be measured reliably, Group companies recognize a margin in accordance with the completion method.

The percentage of completion is determined by comparing costs incurred as of the balance sheet date with total estimated costs under the contract.

When total contract costs exceed total contract income, the expected loss is expensed immediately through the recognition of a provision for losses to completion.

1-22.

Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market. After analyzing the contractual terms and conditions, sales which do not qualify as being for “own use” are designated as trading. Revenue from trading activities is equal to the margin generated by the purchase and sale of electricity.

Certain subsidiaries enter into forward contracts for the purchase or sale of electricity. When these contracts do not qualify as being for “own use”, these transactions are accounted for as trading contracts in accordance with IAS 39 and recognized at fair value. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue. The fair value on signature of the contracts is recognized over the contact term where there is a lack of visibility as to market liquidity.

1-23.

CO2 emission allowances

Pursuant to the Kyoto Protocol, the Group has undertaken to reduce the level of greenhouse gases emitted by energy production installations which it manages.

In this respect, the Group received, a certain number of free emission allowances for the period 2005-2007 and must satisfy annual obligations to surrender allowances equal to total actual emissions.

The Group has elected to account for these allowances using the net liability approach: emission allowances are considered equivalent to repayment rights on commitments received gratuitously; the accounting method depends on the policy adopted:

1/ “Own-use” policy:

•

If emission allowances prove inadequate at the period end, annual surrender obligations cannot be satisfied: in accordance with IAS 37 a liability is recognized equal to the fair value of the commitment. This liability is subsequently released when surrender obligations are satisfied and purchases of emission allowances are recorded in full in operating expenses.

•

If emission allowances are inadequate at the time of annual surrender, over and above any provision recognized at the preceding balance sheet date, additional allowances purchased are recorded directly in operating expenses and a liability is not recognized.

•

The sale of excess allowances is recorded as a deduction from operating expenses.

2/ “Trading” policy:

Emission allowances purchased for trading purposes are recognized in other intangible assets at acquisition cost (in accordance with IAS 38). As capital gain or loss is recognized on sale.

Veolia Environnement adopted an “own-use” policy in 2005.

1-24.

Segment reporting  (IAS 14)

Pursuant to IAS 14, Veolia Environnement has elected to report primary financial information by business segment and secondary financial information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

1-25.

Standards and interpretation applicable in 2006 and 2007 (other than those detailed in  note 1.20)

- IFRIC 7-Applying the restatement approach under IAS 29 financial reporting in Hyperinflationary Economies: European Union approval is expected in April/May 2006. This draft interpretation is applicable to the Group from January 1, 2007. Veolia Environnement does not expect implementation of this interpretation to have a material impact.

- IFRIC 8-Scope of IFRS 2: European Union approval is expected in the summer of 2006. Application of this interpretation is mandatory for financial periods beginning on or after May 1, 2006. Application by Veolia Environnement is mandatory from January 1, 2007. Veolia Environnement does not expect implementation of this interpretation to have a material impact.

- IAS 21 revised (December 15, 2005): European Union approval is expected in April/May 2006 and application is mandatory from January 1, 2006. The revised text states that in the case of net investments in foreign operations, foreign exchange gains and losses on loans denominated in a currency different from the functional currency of the lending company or of the borrowing company, must be recognized in foreign exchange translation reserves.

-Amendment to IAS 39 on the fair value option. This amendment is applicable from January 1, 2006. Companies may designate a financial asset or liability as being at fair value through the Income statement on initial recognition. In so far is it produces more relevant information, this designation is possible where it eliminates or significantly reduces an inconsistency in recognition or measurement which, otherwise, would result from the measurement of assets or liabilities or the recognition of resulting gains or losses on another basis. This designation may also be adopted when a group of financial assets or financial liabilities or both are managed and their performance is measured on a fair value basis in accordance with a documented risk management or investment policy and that information on a group is presented on this basis, internally, to group management. The Group does not expect any material impact.

- Amendment to IAS 39 on cash flow hedges of future inter-company transactions. The foreign exchange risk of a highly probable inter-company forecast transaction may qualify as a hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into the transaction and the foreign exchange risk will affect consolidated net income. This option offered to companies would not, in theory, appear to concern Veolia Environnement.

- IFRS 7 on financial instrument disclosures is applicable from January 1, 2007 and early adoption is possible from financial year 2006.

VEOLIA - Form 20-F | F-11

Back to contents

Note 2

Use of management estimates in the application of Group accounting standards

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Futurel values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and subsequent periods if they are also affected by the change.

Notes 1.9 and 4 on goodwill and business combinations present the method adopted for the allocation of the acquisition price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.10, 4 and 5 concern goodwill and intangible asset impairment tests. Group management performed tests based on best forecasts of the future value of the activities of the cash generating units concerned and taking into account discount rates.

Note 34 on derivative instruments describes the treatment of such instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 19 and 35 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 28 on the income tax expense presents the tax position of the Group and is notably based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by line management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Note 3

Significant events

Acquisition of BVAG:

The scope of consolidation was extended as of January 1, 2005 to include mainly the water services company serving the town of Braunschweig in Lower Saxony, Germany (this company also provides other services such as heating and distribution of gas and electricity). The Group purchased 74.9% of the share capital of this company for a consideration of €374 million. Revenue of this company for the year ended December 31, 2005 totaled €350 million.

Expiry of the EDF call option on Dalkia:

Under the terms of the agreement signed in December 2000, EDF held a call option enabling it to increase its investment in Dalkia to 50%, provided that a number of conditions were met.

The conditions of this option were clarified in an amendment to the agreement signed by EDF and Veolia Environnement on April 19, 2005. This amendment stated in particular that EDF had until July 31, 2005 to exercise this option and that the option would only be considered definitively exercised at the date of conclusion by the parties of a formal agreement covering notably the reorganization of their relationship under the industrial and commercial agreement and their rights and obligations under the shareholders’ agreement, including governance rules. This formal agreement had to be concluded by September 30, 2005 at the latest.

In this context, EDF exercised its call option on July 28, 2005 as a conservative measure. However, in the absence of a formal agreement covering amendments to the industrial and commercial agreement and the shareholders’ agreement, the option became null and void as of October 1, 2005. Supposing that no other EDF competitor takes control of the company, EDF no longer holds any call options in respect of Dalkia and its subsidiaries.

The original partnership agreement remains unchanged, and EDF and Veolia Environnement have confirmed their intention to exploit together any new opportunities in the European energy context.

Note 4

Goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2005	As of December 31, 2004
Gross	4,944.9	4,455.4
Impairment losses	(81.8)	(71.8)
Net	4,863.1	4,383.6

Goodwill of €15.2 million was transferred to Assets of discontinued operations in 2004. No amounts were transferred in this respect in 2005.

As of December 31, 2004, impairment losses mainly concerned the goodwill of the Transportation Division in Scandinavia (€70.0million).

Movements in the net carrying amount of goodwill by division during 2005:

(€ million)	As of December 31, 2004	Changes in consolidation scope	Foreign exchange translation	Impairment losses and amounts removed	Other	As of December 31, 2005
Water	1,914.9	149.6	18.8	5.5	(36.4)	2,052.4
Waste Management	1,403.6	17.5	117.1	(10.0)	(0.5)	1,527.7
Energy Services	762.9	69.5	0.9	(23.8)	26.8	836.3
Transportation	302.2	124.8	2.5	0.3	16.9	446.7
Goodwill	4,383.6	361.4	139.3	(28.0)	6.8	4,863.1

Changes in consolidation scope in 2005 mainly concerned the acquisition of the water services company serving the town of Braunschweig in Germany (+€76 million) and Weir Techna in the United Kingdom (+€39 million) in the Water Division, of the company carrying the Lodz contract in Poland (+€56 million) in the Energy Services Division, and of ATC Vancom in the United States (+€59 million), of Eurolines in France (minority interest buyout for €16 million) Helgelandske in Norway (+€14 million) and of Sodeli in France (+€10 million) in the Transportation Division.

Foreign exchange differences are mainly the result of the appreciation of the US dollar against the euro (+€131 million).

Impairment losses total -€14.7 million and reversals of negative goodwill +€7.5 million.

VEOLIA - Form 20-F | F-12

Back to contents

The sale of nuclear maintenance activities and the Facility Management business in Germany led to the removal of goodwill of €14.0 million and €6.8 million respectively within Energy Services Division.

Other movements mainly consist of the offsetting entry to the recognition of put options held by minority interests in Poland in Energy Services Division for +€25 million.

Impairment tests as of December 31, 2005:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is evidence of impairment losses.

The recoverable value of a cash generating unit (CGU) is estimated by discounting future cash flows. The main assumptions on which the value in use of a cash generating unit is based are the discount rate and trends in volumes, prices and direct costs (inflation) over the period.

Discount rates are estimated by management for each cash generating unit and reflect current market assessments of the time value of money and the specific risks to which the cash generating unit is exposed. Trends in volumes, prices and direct costs are based on past trends and the future market outlook.

Systematic impairment tests are based on future cash flows taken, for the first five years, from the strategic planning process in June 2005. Cash flows for years 6 to 15 are based on year 6 cash flows (taken from the strategic planning document) adjusted by an appropriate growth rate (1% to 3% on average in 2005, depending on the business). The terminal value is then calculated by discounting year 16 data at the perpetual growth rate, including only an organic growth rate such as inflation (1% to 2% on average, depending on the business).

Discount rates used in 2005 reflect both the business and the country or geographical area of the business based on the  criteria disclosed in note 1.10. The main average discount rates by geographical area in 2005 were as follows, depending on the nature of the risk.

➢ France :	4.23% to 8.23%	➢ United Kingdom:	5.76% to 10.80%
➢ United States:	5.55% to 7.83%	➢ Czech Republic:	4.62% to 6.35%
➢ Germany:	4.23% to 7.39%	➢ Australia:	7.60% to 7.92%

As of December 31, 2005, impairment losses of €14.7 million were recognized in respect of two CGUs.

Note 5

Other intangible assets

Movements in the net carrying amount of other intangible assets during 2005:

(€ million)	As of December 31, 2004	Acquisitions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Fees paid to local authorities	654.9	8.2	(1.0)	(60.7)	4.1	7.1	38.7	651.3
Trademarks	27.8	10.5	(8.0)	(4.9)	(2.2)	1.2	(5.2)	19.2
Internally-developed software	7.6	2.1	-	(2.7)	-	-	2.2	9.2
Purchased software	122.0	38.9	(2.5)	(49.9)	5.5	0.9	5.4	120.3
Other internally-developed intangible assets	49.0	0.4	-	(0.5)	0.7	7.2	(7.2)	49.6
Other purchased intangible assets	197.7	29.0	(0.9)	(55.1)	111.2	20.5	19.5	321.9
Other intangible assets	1,059.0	89.1	(12.4)	(173.8)	119.3	36.9	53.4	1,171.5

No other intangible assets were transferred to Assets of discontinued operations in 2004 or 2005.

Fees paid to local authorities in respect of public service contracts totaled €651 million as of December 31, 2005 compared to €655 million as of December 31, 2004. They include the amortization over the contract term of fees paid at the beginning of concession contracts with Compagnie Générale des Eaux of -€36 million and with its regional subsidiaries of -€14 million.

Other intangible asset additions (mainly contractual rights) totaled €322 million in 2005 compared to €198 million in 2004. The increase in 2005 was due to:

the impact of entries into the consolidation scope in the Water Division for €67 million (mainly Braunschweig for €24 million and Enel Hydro for €12 million, engineering activities in the United States for €12 million and Acqua Spa for €9 million), in the Transportation Division for €15 million (mainly ATC Vancom in the United States for €12 million), in the Energy Services Division for €10 million and in the Waste Management Division for €5 million.

the impact of the buyout of minority interests in Acqua Latina in Italy in the Water Division for €12 million.

The intangible asset amortization charge for 2005 is €174 million, compared to €142 million in 2004. Accumulated amortization is -€1,243 million as of December 31, 2005, compared to -€1,006 million as of December 31, 2004.

Other intangible assets break down as follows:

(€ million)	As of December 31, 2005	As of December 31, 2004
Intangible assets with an indefinite useful life, net	31.4	10.3
Intangible assets with a definite useful life, gross	2,383.3	2,055.2
Amortization	(1,243.2)	(1,006.5)
Intangible assets with a definite useful life, net	1,140.1	1,048.7
Other intangible assets	1,171.5	1,059.0

In 2005, indefinite life intangible assets mainly include trademarks related to engineering activities in the United States for €12 million in the Water Division, and Transportation Division licenses for €5 million.

VEOLIA - Form 20-F | F-13

Back to contents

Impairment tests as of December 31, 2005:

The net carrying amount of intangible assets with an indefinite useful life is reviewed at least once annually in accordance with the principles disclosed in note 1.10. No impairment losses were recognized in 2005.

Note 6

Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2005:

(€ million)	As of December 31, 2004	Acquisitions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Property, plant and equipment, gross	13,287.7	1,069.3	(703.1)	-	-	864.3	484.4	9.6	15,012.2
Depreciation	(7,150.4)	-	569.9	4.3	(960.6)	(523.2)	(221.9)	(8.3)	(8,290.2)
Property, plant and equipment, net	6,137.3	1,069.3	(133.2)	4.3	(960.6)	341.1	262.5	1.3	6,722.0

Net carrying amount of property, plant and equipment of €3.2 million in 2004 and €1.2 million in 2005 was transferred to Assets of discontinued operations.

Property, plant and equipment acquisitions concern the Water Division (€223.6 million), Waste Management Division (€549.2 million), Energy Services Division (€98.3 million) and Transportation Division (€186.9 million).

Property, plant and equipment disposals concern the Water Division (€39.9 million), Waste Management Division (€54.4 million), Energy Services Division (€8.2 million) and Transportation Division (€29.9 million).

Foreign exchange translation adjustments concern the Water Division (€49.2 million), Waste Management Division (€169 million), Energy Services Division (€24.0 million) and Transportation Division (€12.2 million), following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

Property, plant and equipment by division break down as follows:

(€ million)	As of December 31, 2005			Net carrying amount as of December 31, 2004
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Water	3,778.1	(1,803.4)	1,974.7	1,888.2
Waste Management	6,304.3	(3,572.1)	2,732.2	2,459.2
Energy Services	2,172.0	(1,342.5)	829.5	713.3
Transportation	2,607.3	(1,513.3)	1,094.0	999.8
Other	150.5	(58.9)	91.6	76.8
Property, plant and equipment	15,012.2	(8,290.2)	6,722.0	6,137.3

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of December 31, 2005			Net carrying amount as of December 31, 2004
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Land	1,221.8	(451.8)	770.0	749.4
Buildings	2,376.2	(1,119.1)	1,257.1	1,114.5
Technical systems	6,774.7	(3,895.5)	2,879.2	2,524.5
Assets under construction	274.1	(7.5)	266.6	327.7
Other	4,365.4	(2,816.3)	1,549.1	1,421.2
Property, plant and equipment	15,012.2	(8,290.2)	6,722.0	6,137.3

Note 7

Publicly-owned utility networks

Movements in the net carrying amount of publicly-owned utility networks during 2005:

(€ million)	As of December 31, 2004	Acquisitions	Disposals	Impairment losses	Depreciation/ reversals	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Publicly-owned utility networks, gross	8,026.4	598.5	(81.5)	-	-	394.4	91.5	50.5	9,079.8
Depreciation	(3,205.6)	-	67.5	0.6	(297.5)	(1.9)	(25.6)	12.2	(3,450.3)
Publicly-owned utility networks, net	4,820.8	598.5	(14.0)	0.6	(297.5)	392.5	65.9	62.7	5,629.5

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

Acquisitions concern the Water Division (€387.0 million), Waste Management Division (€177.3 million) and Energy Services Division (€31.4 million).

Disposals concern the Water Division (-€7.5 million), Waste Management Division (-€1.4 million) and Energy Services Division (-€4.9 million).

Changes in consolidation scope mainly concern the acquisition of the assets of the water services company serving the town of Braunschweig in Germany, in the amount of €390.1 million.

Foreign exchange translation adjustments concern the Water Division (€54.8 million) and Waste Management Division (€10.3 million), following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

VEOLIA - Form 20-F | F-14

Back to contents

Publicly-owned utility networks by Division break down as follows:

(€ million)	As of December 31, 2005			Net carrying amount as of December 31, 2004
	Gross carrying amount	Depreciation & Impairment losses	Net carrying amount
Water	7,487.3	(2,900.6)	4,586.7	3,928.7
Waste Management	991.0	(241.0)	750.0	603.1
Energy Services	577.8	(288.8)	289.0	280.2
Transportation	0.3	(0.1)	0.2	0.1
Other	23.4	(19.8)	3.6	8.7
Publicly-owned utility networks	9,079.8	(3,450.3)	5,629.5	4,820.8

Note 8

Investments in associates

The principal investments in associates are as follows:

	As of December 31,
	% holding		Share in equity		Share of net income
	2005	2004	2005	2004	2005	2004

Domino (1)	-	15.00%	-	15.2	-	-0.2
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	25.00%	93.1	94.2	1.5	1.2
Tiru	24.00%	24.00%	10.7	11.5	(0.8)	5.1
Grand Bahamas	49.00%	49.00%	13.9	12.1	1.3	1.6
Technoborgo (2)	-	49.00%	-	6.5	-	1.5
CICG	41.95%	41.97%	5.6	5.4	0.3	0.2
PCP Holding (3)	-	19.08%	-	10.0	-	3.6
Southern Water Investments Limited	25.00%	19.90%	17.7	11.7	8.4	2.2
Other (per unit < €5 million)			60.5	52.6	4.2	9.0
Investments in associates			201.5	219.2	14.9	24.2

(1)

Investment reclassified as a non-consolidated investment as not satisfying the “significant influence” criteria as of December 31, 2005.

(2)

Change in consolidation method: proportionate consolidation from 2005.

(3)

Sold in 2005

Movements in investments in associates in 2005:

(€ million)	% holding as of December 31, 2005	2004	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2005

Domino	-	15.2	-	-	-	-	(15.2)	-
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	94.2	1.5	-	(2.6)	-	-	93.1
Tiru	24.00%	11.5	(0.8)	-	-	-	-	10.7
Grand Bahamas	49.00%	12.1	1.3	(1.4)	1.9	-	-	13.9
Technoborgo	-	6.5	-	-	-	(6.5)	-	-
CICG	41.95%	5.4	0.3	(0.1)	-	-	-	5.6
PCP Holding	-	10.0	-	-	-	(10.0)	-	-
Southern Water Investments Limited	25.00%	11.7	8.4	(5.1)	2.2	3.7	(3.2)	17.7
Other (per unit < €5 million)		52.6	4.2	(3.7)	0.9	6.4	0.1	60.5
Investments in associates		219.2	14.9	(10.3)	2.4	(6.4)	(18.3)	201.5

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2005	As of December 31, 2004
Non-current assets	4,872.7	4,992.1
Current assets	1,414.4	2,005.1
Total assets	6,287.1	6,997.2
Equity attributable to equity holders of the parent	524.0	696.8
Minority interests	1.4	6.8
Non-current liabilities	4,735.8	5,046.0
Current liabilities	1,025.9	1,247.6
Total equity and liabilities	6,287.1	6,997.2
Income statement
Revenue	1,085.5	1,449.0
Operating income	355.6	373.1
Net income for the year	37.1	53.2

VEOLIA - Form 20-F | F-15

Back to contents

Note 9

Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in the fair value of non-consolidated investments during 2005:

(€ million)	As of December 31, 2004	Acquisitions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Other	As of December 31, 2005
Non-consolidated investments	181.1	65.3	(18.3)	(35.3)	0.3	(0.8)	17.2	209.5

Other movements include the reclassification in non-consolidated investments in 2005 of the Domino Sanepar shares held by Proactiva in the amount of €20.7 million, following the loss of significant influence over this company. As of December 31, 2004, these shares were recognized in investments in associates.

Acquisitions mainly concern SEBS Gmbh (Braunschweig Assainissement) and Kralove Hradec for €27.0 million and €14.8 million respectively.

The principal disposal was the sale of Aque Potabili for €17.1 million.

Changes in consolidation scope mainly concern the consolidation of Rev Suisse in the amount of €13.2 million and Vodarny Stredoceske in the amount of €13.1 million.

Non-consolidated investments break down as follows:

Non-consolidated investments(€ million)	% interest as of December 31, 2005	Gross carrying amount as of December 31, 2005	Impairment losses	Fair value adjustments	Net carrying amount as of December 31, 2005	Net carrying amount as of December 31, 2004
SEBS – Gmbh (1)	100.00%	27.0	-	-	27.0	-
Genova Aque (2)	20.00%	25.0	-	0.7	25.7	25.6
Domino Sanepar (2)	15.00%	20.7	-	-	20.7	-
Kralove Hradec (1)	66.00%	14.8	-	-	14.8	-
Ta-Ho Yunlin (4)	33.30%	10.4	(0.4)	-	10.0	10.2
Aque Potabili (3)	-	-	-	-	-	17.1
Rev Suisse (5)	100.00%	-	-	-	-	13.2
Vodarny Stredoceske (5)	99.76%	-	-	-	-	13.1
Other (per unit < €10 million in 2005)		131.2	(23.8)	3.9	111.3	101.9
Non-consolidated investments		229.1	(24.2)	4.6	209.5	181.1

(1)

Company purchased at the end of 2005 and consolidated in 2006.

(2)

Investment not consolidated as not satisfying the “significant influence” criteria.

(3)

Sold in 2005

(4)

Project at development stage

(5)

Consolidated in 2005

Movements in unrealized gains and losses recognized in fiscal years 2004 and 2005 are not significant.

Note 10

Long-term IFRIC 4 loans

Movements in the net carrying amount of long-term IFRIC 4 loans during 2005:

(€ million)	As of December 31, 2004	Acquisitions	Repayments / removals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Gross	1,693.5	252.7	(176.6)	-	8.8	101.2	23.9	1,903.5
Impairment losses	-	-	-	(1.5)	-	(0.1)	-	(1.6)
Long-term IFRIC 4 loans, net	1,693.5	252.7	(176.6)	(1.5)	8.8	101.1	23.9	1,901.9

Long-term IFRIC 4 loans by division break down as follows:

(€ million)	As of December 31, 2005	As of December 31, 2004
Water	874.0	639.4
Waste Management	261.2	251.6
Energy Services	686.1	717.3
Transportation	80.6	85.2
Long-term IFRIC 4 loans, net	1,901.9	1,693.5

The €208.4 million increase compared to 2004 in long-term IFRIC 4 loans is mainly attributable to major Water Division construction projects in Brussels and the Hague (€128 million). The decrease in loans in the Energy Services Division is due to the repayment of cogeneration loans.

VEOLIA - Form 20-F | F-16

Back to contents

Note 11

Other long-term loans and investments

Movements in the value of other long-term loans and investments during 2005:

(€ million)	As of December 31, 2004	Acquisitions	Disposals/ Repayments	Changes in consolidation scope	Impairment losses	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005
Gross	475.6	62.1	(55.7)	(0.3)	-	(1.2)	25.0	(10.2)	495.3
Impairment losses	(61.0)	-	-	-	1.7	-	(8.8)	0.5	(67.6)
Other long-term loans, net	414.6	62.1	(55.7)	(0.3)	1.7	(1.2)	16.2	(9.7)	427.7
Gross	211.8	63.1	(24.6)	34.6	-	(7.1)	9.3	(6.1)	281.0
Impairment losses	(11.7)	-	-	(2.3)	(2.9)	-	(0.6)	1.3	(16.2)
Other investments, net	200.1	63.1	(24.6)	32.3	(2.9)	(7.1)	8.7	(4.8)	264.8
Other long-term loans and investments, net	614.7	125.2	(80.3)	32.0	(1.2)	(8.3)	24.9	(14.5)	692.5

Other long-term loans

Other long-term loans as of December 31, 2005 mainly include:

➢

A deposit paid related to the Berlin contract held by Veolia Water Germany of €97.3 million;

➢

Water Division loans in the United States of €32 million;

➢

Payment guarantee deposits of €49.4 million;

➢

Various loans to non-group subsidiaries of €30 million.

Impairment losses on other long-term loans mainly include the impairment of Water Division long-term loans in the US in the cumulative amount of €58.0 million as of December 31, 2004 and €63.7 million as of December 31, 2005 (change in amount is mainly due to currency effects on US dollar).

Other investments

Changes in consolidation scope as of December 31, 2005 include the addition of shares in the amount of €27.4 million following the acquisition of the water services company serving the town of Braunschweig (Veolia Water Germany).

The increase in other investments is mainly due to the new collateral guarantees intended to be invested in the contracts  Changzou and Kunming (Veolia Water China) for the amount of €24.3 million and €21.1 million respectively at the balance sheet date.

Other investments as of December 31, 2005 mainly include:

➢

Southern Water preferred shares in the amount of €66.3 million (Veolia Water UK);

➢

Guarantee deposits paid to suppliers and others in the amount of €12.7 million;

➢

Pension funds and other employee-related obligations in the amount of €9 million;

➢

Shares carried by BVAG in the amount of €27.4 million;

➢

Collateral guarantees intended to be used for Water Division investments in China in the amount of €45.4 million.

Other non-current financial assets were transferred to Assets of discontinued operations in the amount of -€1.1 million in 2004. No amounts were transferred in 2005.

The classification of these financial assets in accordance with IAS 39 is as follows:

(€ million)	Available-for-sale financial assets		Loans and receivables originated by the company		Total
	As of December 31, 2004	As of December 3 1, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005
Other long-term loans, net	-	-	414.6	427.7	414.6	427.7
Other investments, net	186.9	252.1	13.2	12.7	200.1	264.8
Other long-term loans and investments, net	186.9	252.1	427.8	440.4	614.7	692.5

Note 12

Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2005:

(€ million)	As of December 31, 2004	Changes in business	Fair value adjustments	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Deferred tax assets, net	1,122.6	(127.4)	38.2	32.7	68.0	(6.8)	1,127.3
Deferred tax liabilities, net	933.8	(16.4)	(8.5)	141.2	61.1	12.9	1,124.1

Changes in consolidation scope mainly concern the entry into the scope of consolidation of the Braunschweig Group for the amount of €10.3 million in assets and €133.1 million in liabilities.

Deferred tax assets and liabilities break down by nature as follows:

VEOLIA - Form 20-F | F-17

Back to contents

(€ million)	As of December 31, 2005	As of December 31, 2004
Deferred tax assets
Employee benefits	137.6	87.6
Write down	17.5	12.4
Tax losses	692.3	699.4
Finance leases / Assets	51.6	52.4
Temporary differences on provisions	168.3	168.5
Other deductible temporary differences	517.0	487.6
Gross deferred tax assets	1,584.3	1,507.9
Deferred tax assets not recognized	(457.0)	(385.3)
Recognized deferred tax assets	1,127.3	1,122.6
Deferred tax liabilities:
Deferred tax on amortization differential	542.9	484.2
Asset remeasurement	152.3	126.8
Finance leases / Liabilities	45.9	34.8
Other taxable temporary differences	383.0	288.0
Deferred tax liabilities	1,124.1	933.8

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2005	As of December 31, 2004
Deferred tax assets, net
Deferred tax asset on net income	975.0	1,027.2
Deferred tax assets on reserves	152.3	95.4
Deferred tax assets	1,127.3	1,122.6
Deferred tax liabilities
Deferred tax liabilities on net income	1,074.0	860.0
Deferred tax liabilities on reserves	50.1	73.8
Deferred tax liabilities	1,124.1	933.8

Note 13

Working capital

Movements in net working capital during 2005:

(€ million)	As of December 31, 2004	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Inventories and work in progress, net	562.0	18.5	(1.9)	40.3	14.4	12.9	646.2
Net operating receivables	9,261.4	559.3	(25.6)	207.1	155.6	(45.5)	10,112.3
Net operating payables	9,576.0	522.4	-	165.9	150.7	(40.7)	10,374.3
Net working capital	247.4	55.4	(27.5)	81.5	19.3	8.1	384.2

Amounts transferred to Assets of discontinued operations in 2004 totaled €10.7 million. No amounts were transferred in 2005.

Amounts transferred to Liabilities of discontinued operations in 2004 totaled €4.5 million. No amounts were transferred in 2005.

Working capital includes working capital requirements of operations (inventories, trade receivables and payables and other operating receivables and payables) and tax working capital requirements (current tax receivables and payables). Movements during the year of €55.4 million concern working capital requirements of operations in the amount of €52.2 million and tax working capital requirements in the amount of €3.2 million.

Movements in inventories during 2005:

Inventories (€ million)	As of December 31, 2004	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Raw materials and supplies	330.0	0.6	-	-	33.6	10.7	6.9	381.8
Work in progress	190.9	15.6	-	-	1.8	1.6	5.9	215.8
Finished products inventories	61.3	(0.4)	-	-	5.3	1.9	0.7	68.8
Contracts in progress	6.5	2.7	-	-	-	0.6	-	9.8
Inventories and work in progress	588.7	18.5	-	-	40.7	14.8	13.5	676.2
Impairment losses on raw materials and supplies	(18.4)	-	(7.0)	5.4	0.4	(0.2)	(0.7)	(20.5)
Impairment losses on work in progress	(0.5)	-	(0.3)	0.3	(0.1)	-	0.1	(0.5)
Impairment losses on finished products inventories	(7.8)	-	(3.8)	3.5	(0.7)	(0.2)	-	(9.0)
Impairment losses on contracts in progress	-	-	-	-	-	-	-	-
Impairment losses on inventories and work-in-progress	(26.7)	-	(11.1)	9.2	(0.4)	(0.4)	(0.6)	(30.0)
Inventories and work in progress, net	562.0	18.5	(11.1)	9.2	40.3	14.4	12.9	646.2

VEOLIA - Form 20-F | F-18

Back to contents

Movements in operating receivables during 2005:

Operating receivables (€ million)	As of December 31, 2004	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Trade accounts receivable	7,659.2	672.6	-	-	194.0	140.9	(26.6)	8,640.1
Other operating accounts receivable	1,354.5	(96.6)	-	-	21.6	18.3	9.1	1,306.9
Tax receivables	716.6	(16.7)	-	-	9.0	5.7	(23.5)	691.1
Operating receivables (gross)	9,730.3	559.3	-	-	224.6	164.9	(41.0)	10,638.1
Impairment losses on trade accounts receivable	(367.2)	-	(129.0)	118.8	(17.3)	(8.9)	2.7	(400.9)
Impairment losses on other operating accounts receivable	(101.7)	-	(27.3)	11.9	(0.2)	(0.4)	(7.2)	(124.9)
Impairment losses on operating receivables	(468.9)	-	(156.3)	130.7	(17.5)	(9.3)	(4.5)	(525.8)
Operating receivables, net	9,261.4	559.3	(156.3)	130.7	207.1	155.6	(45.5)	10,112.3

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Securitization of receivables in France

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. Veolia Environnement securitized receivables through its Water Division subsidiaries in the amount of €413 million net of discount as of December 31, 2005 (compared to €415 million as of December 31, 2004). As of December 31, 2005, the French securitization program is consolidated in the amount of €377 million in operating receivables.

Discounting of receivables

The Group discounted €115.2 million of receivables (Dailly sales and other) as of December 31, 2005 compared to €824.7 million as of December 31, 2004.

Discounted receivables definitively sold to third parties and removed from the balance sheet in the Energy Services Division totaled €121 million as of December 31, 2005.

Movements in operating liabilities during 2005:

Operating payables(€ million)	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Trade accounts payable	4,760.0	546.3	73.4	82.2	(25.0)	5,436.9
Tax and employee-related accounts payable	4,816.0	(23.9)	92.5	68.5	(15.7)	4,937.4
Operating payables	9,576.0	522.4	165.9	150.7	(40.7)	10,374.3

Note 14

Short-term IFRIC 4 loans

Movements in the net carrying amount of short-term IFRIC 4 loans during 2005:

(€ million)	As of December 31, 2004	Acquisitions	Repayments / removals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Gross	133.0	16.6	(7.4)	-	0.6	7.3	14.0	164.1
Impairment losses	-	-	-	(0.6)	-	-	-	(0.6)
Short-term IFRIC 4 loans, net	133.0	16.6	(7.4)	(0.6)	0.6	7.3	14.0	163.5

Short-term IFRIC 4 loans by division break down as follows:

(€ million)	As of December 31, 2005	As of December 31, 2004
Water	52.9	36.6
Waste Management	1.6	0.2
Energy Services	109.0	96.2
Short-term IFRIC 4 loans, net	163.5	133.0

Note 15

Other short-term loans

Movements in other short-term loans during 2005:

(€ million)	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Gross	496.0	(115.0)	20.0	4.2	(25.6)	379.6
Impairment losses	(163.0)	-	-	(0.3)	4.9	(158.4)
Other short-term loans, net	333.0	(115.0)	20.0	3.9	(20.7)	221.2

The main other short-term loans as of December 31, 2005 consist of the pre-financing of investments in trains (Veolia Transportation Germany) for €36.8 million and various loans and non-group current accounts for €99 million (mainly Veolia Water Berlin for €66.8 million and Veolia Water France for €17.7 million).

All short-term loans are classified in “Loans and receivables originated by the Company” as of December 31, 2004 and 2005 in accordance with IAS 39.

VEOLIA - Form 20-F | F-19

Back to contents

Note 16

Marketable securities

Movements in marketable securities during 2005:

(€ million)	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Gross	191.5	(117.4)	1.4	1.3	(14.6)	62.2
Impairment losses	(2.2)	-	-	-	0.7	(1.5)
Marketable securities net	189.3	(117.4)	1.4	1.3	(13.9)	60.7

The decrease in 2005 is related to the partial sale of the cash UCITS portfolio held by Veolia Environnement SA in the amount of €117.2 million.

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

The change in the Cash flow statement includes capital gains and losses realized on the sale of marketable securities of €0.8 million as of December 31, 2005.

The classification of these financial assets in accordance with IAS 39 is as follows:

(€ million)	Financial assets evaluated at fair value through the Income Statement		Available-for-sale financial assets		Total
	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005
Marketable securities	117.2	-	72.1	60.7	189.3	60.7

In 2004, latent gains and losses recognized in equity and released to income amounted to €44 million and were related to the sale of Vinci shares. In 2005, no sale led to recognize latent gains end losses to income.

Note 17

Cash and cash equivalents

Movements in cash and cash equivalents during 2005:

(€ million)	As of December 31, 2004	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005
Cash	948.4	64.4	107.4	-	55.9	(3.0)	1,173.1
Cash equivalents	3,711.9	(2,565.7)	31.6	1.3	(27.8)	11.7	1,163.0
Cash and cash equivalents	4,660.3	(2,501.3)	139.0	1.3	28.1	8.7	2,336.1

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

The overall decrease in cash and cash equivalents in 2005 was mainly due to the sale of certificates of deposits in the amount of -€2,151 million and the sale of monetary UCITS in the amount of -€610 million, to finance the repayment of the OCEANE bonds on January 1, 2005 (€1,535 million), the redemption of the TSAR subordinated loan notes redeemable in preference shares on March 31, 2005 and Water Division investments (acquisition of Braunschweig on January 10, 2005 for €374 million).

Changes in consolidation scope mainly concern the acquisition of the water services company serving the town of Braunschweig in Germany in the amount of €45 million.

As of December 31, 2005, cash was held by the Water Division (€512 million, including €78 million by Braunschweig and €66 million by Shenzhen), the Energy Services Division (€153 million), the Waste Management Division (€141 million; unitary amounts of less than €20 million), the Transportation Division (€122 million, including €22 million by Melbourne), Veolia Environnement SA (€101 million) and other holding companies (€128 million, including €87 million by Codeve).

Monetary instruments were mainly held by Veolia Environnement SA as of December 31, 2005 in the amount of €853 million (including €602 million of monetary UCITS, €166 million of treasury notes and €50 million of certificates of deposit).

Cash and cash equivalents are classified under IAS 39 in assets recognized at fair value through the Income statement.

Note 18

Equity

1.

Equity attributable to equity holders of the parent

1.1

Share capital

Share capital increases:

In 2004, Veolia Environnement carried out a share capital increase of €25.3 million, subscribed by members of the Group employee savings plan in France and abroad.

In 2005, Veolia Environnement carried out a share capital increase of €34.6 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €8.6 million.

In addition, the share capital was increased by €4.2 million (including additional paid-in capital) following the exercise of share options.

Number of shares outstanding:

405,070,515 shares were outstanding as of January 1, 2004, 406,421,983 as of December 31, 2004 and 407,872,606 as of December 31, 2005 (including treasury shares).

1.2

Offset of treasury shares against equity

In 2004, 516,899 treasury shares were sold as part of the Onyx Ireland minority interest buyout transaction.

As of December 31, 2004, the Group held 16,183,548 of its own shares.

In 2005, 193,306 shares with a net carrying amount of €9.2 million were sold as part of transactions reserved for employees.

As of December 31, 2005, the Group held 15,990,242 of its own shares.

1.3

Share options

In accordance with IFRS 2, an expense of €6.9 million in 2004 and €16.2 million in 2005 was recognized in respect of share option plans granted to employees.

VEOLIA - Form 20-F | F-20

Back to contents

1.4

Appropriation of  net income and dividend distribution

A dividend distribution of €265.4 million was paid in 2005 out of 2004 net income attributable to equity holders of the parent of €391.5 million. The residual balance of €126.1 million was transferred to Veolia Environnement consolidated reserves.

1.5

Foreign exchange translation reserves

Accumulated foreign exchange translation reserves were transferred on January 1, 2004 to consolidated reserves, in accordance with the option adopted by the Group on first-time adoption of IFRS.

As of December 31, 2004, foreign exchange translation adjustments attributable to equity holders of the parent (€-72.1 million) included €11.2 million relating to the reversal of foreign exchange translation adjustments, net of tax, on discontinued operations of Water Division in the United States. Other movements totaled €-83.3 million and mainly concerned the US dollar (€-75.6 million).

In 2005, positive translation differences of €276.1 million (portion attributable to equity holders of the parent) concerned the US dollar in the amount of €112.3 million.

Accumulated translation reserves as of December 31, 2005 are positive: €204 million (portion attributable to equity holders of the parent), including €47.9 million related to the US dollar.

Movements in translation reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	Attributable to equity holders of the parent
As of January 1, 2005
Exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	(40.0)	(51.0)
Exchange differences on the net financing of foreign investments	(21.2)	(21.1)
Opening translation reserves as of January 1, 2005	(61.2)	(72.1)
Movement during the year:
Exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	323.5	289.1
Exchange differences on the net financing of foreign investments	(13.8)	(13.0)
Movements during the year 2005	309.7	276.1
As of December 31, 2005
Exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	283.5	238.1
Exchange differences on the net financing of foreign investments	(35.0)	(34.1)
Closing translation reserves as of December 31, 2005	248.5	204.0

Breakdown by currency of translation reserves attributable to equity holders of the parent:

(€ million)	As of December 31, 2004	Movement	As of December 31, 2005
U.S. Dollar	(64.4)	112.3	47.9
Pound Sterling	8.2	24.5	32.7
Chinese yuan	(11.1)	37.2	26.1
Korean Won	6.0	36.5	42.5
Czech Crown	4.6	8.6	13.2
Canadian Dollar	(0.7)	10.7	10.0
Australian Dollar	(5.5)	12.3	6.8
Mexican peso	(1.4)	8.1	6.7
Swedish krona	1.6	(6.5)	(4.9)
Other currencies	(9.4)	32.4	23.0
Total	(72.1)	276.1	204.0

1.6

Fair value reserves

Fair value reserves, attributable to equity holders of the parent, are negative in the amount of €65.7 million as of January 1, 2004, €79.6 million as of December 31, 2004 and €55.8 million as of December 31, 2005.

As of December 31, 2005, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings (negative €58.8 million) and to a lesser extent, fair value adjustments to available-for-sale securities (€3.0 million).

Movements in fair value reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	Attributable to Equity holders of the parent
As of January 1, 2005
Value adjustments on available-for-sale assets	4.3	4.3
Derivative instruments – cash flow hedges	(87.5)	(83.9)
Opening fair value reserves as of January 1, 2005	(83.2)	(79.6)
Fair value adjustments:
Fair value adjustments on available-for-sale assets	(2.4)	(2.4)
Derivative instruments – cash flow hedges	13.7	12.1
Fair value adjustments during the year 2005	11.3	9.7
Other adjustments:
Value adjustments on available-for-sale assets	1.1	1.1
Derivative instruments – cash flow hedges	13.1	13.0
Other adjustments during the year 2005	14.2	14.1
As of December 31, 2005
Value adjustments on available-for-sale assets	3.0	3.0
Derivative instruments – cash flow hedges	(60.7)	(58.8)
Closing fair value reserves as of December 31, 2005	(57.7)	(55.8)

1.7

Other adjustments

In 2004, other adjustments include mainly the impact of the consolidation of Berlin Water special purpose entities for €6.2 million.

In 2005, other adjustments include the exercise of a put option in the amount of €12.7 million.

VEOLIA - Form 20-F | F-21

Back to contents

1.8

Reserves of associates

Associates account for €7.3 million of the Group's consolidated reserves as of December 31, 2005 including reserves of €8.7 million related to Tiru.

2.

Minority interests

A break down of the movement in minority interests is presented in the Statement of changes in shareholders' equity.

The increase in minority interests in 2005 was mainly due to the consolidation of the company holding the contract of Braunschweig (+€94 million). Other movements mainly concern the recognition of the put options held by minority interests in the Dalkia Polish subsidiaries (-€36.5 million).

3.

Comprehensive income

(€ million)	As of December 31, 2005	As of December 31, 2004
Foreign exchange translation reserves
- exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	323.5	(40.0)
- exchange differences on the net financing of foreign investments	(13.8)	(21.2)
Foreign exchange translation reserves	309.7	(61.2)
Fair value adjustments
- fair value adjustments on available-for-sale assets	(2.4)	(25.7)
- derivative instruments – cash flow hedges	13.7	1.9
Fair value adjustments	11.3	(23.8)
Other value adjustments recognized in equity
- actuarial gains or losses on pension obligations	(144.7)	-
Other value adjustments recognized in equity	(144.7)	-
Total value adjustments recognized directly in equity	176.3	(85.0)
Net income for the year	802.0	529.0
Total income and expenses recognized in net income or equity	978.3	444.0
- Attributable to equity holders of the parent	776.3	305.5
- Attributable to minority interests	202.0	138.5

Note 19

Non-current and current provisions

Pursuant to IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Discount rates as of December 31, 2004 and 2005 were as follows:

Discount rates

	As of December 31,2005	As of December 31,2004
Euro
2 to 5 years	3.25%	3.23%
6 to 10 years	3.88%	4.79%
After ten years	4.32%	5.16%
U.S. Dollar
2 to 5 years	5.16%	2.84%
6 to 10 years	5.55%	4.79%
After ten years	5.79%	5.16%
Pound Sterling
2 to 5 years	4.88%	5.42%
6 to 10 years	5.11%	5.67%
After ten years	5.10%	5.67%

Movements in non-current provisions in 2005:

(€ million)	As of December 31, 2004	Charged to expenses	Utilization	Actuarial gains (losses)	Reversal	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Litigation including employee-related and tax	82.7	45.1	(9.7)	-	(0.4)	1.8	4.9	1.5	(8.2)	117.7
Maintenance and repair costs accrued in advance	324.8	69.4	(94.2)	-	(8.0)	-	3.1	1.0	(3.1)	293.0
Provision for work in progress & losses to completion on LT contracts	45.1	15.4	(6.0)	-	(0.3)	0.5	5.1	1.3	(13.4)	47.7
Closure and post-closure costs	262.0	22.6	(4.3)	-	(0.3)	14.2	4.0	12.3	(4.2)	306.3
Restructuring costs	1.7	-	-	-	(0.3)	-	-	-	(1.4)	-
Subsidiary risks	3.7	0.2	(2.7)	-	-	-	-	-	-	1.2
Warranties and customer care	86.5	38.5	(6.0)	-	(0.2)	0.1	(0.2)	0.3	(4.4)	114.6
Other	63.8	26.8	(11.3)	-	(5.7)	2.6	6.1	1.6	10.1	94.0
Non-current provisions excl. pensions and other employee benefits	870.3	218.0	(134.2)	-	(15.2)	19.2	23.0	18.0	(24.6)	974.5
Non-current provisions for pensions and other employee benefits *	413.2	48.1	(34.8)	184.2	(34.2)	-	33.7	4.6	24.3	639.1
Non-current provisions	1,283.5	266.1	(169.0)	184.2	(49.4)	19.2	56.7	22.6	(0.3)	1,613.6

* See note 35.

VEOLIA - Form 20-F | F-22

Back to contents

Movements in current provisions during 2005:

(€ million)	As of December 31, 2004	Charged to expenses	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Litigation including employee-related and tax	193.3	112.2	(92.5)	(14.2)	0.8	4.0	3.4	207.0
Provision for work in progress & losses to completion on LT contracts	107.6	60.0	(92.1)	(0.3)	14.2	2.0	19.9	111.3
Provisions for property, plant and equipment	8.2	0.4	0.9	(1.4)	1.4	0.1	(8.1)	1.5
Closure and post-closure costs	72.4	5.1	(28.3)	(4.3)	(1.5)	4.1	5.9	53.4
Restructuring costs	35.9	6.5	(23.8)	(1.8)	2.0	1.3	1.7	21.8
Subsidiary risks	62.6	11.8	(49.6)	(6.1)	-	0.2	-	18.9
Warranties and customer care	90.1	67.8	(55.8)	(0.5)	24.8	8.4	10.2	145.0
Other	125.1	110.1	(58.9)	(12.0)	4.6	4.6	14.8	188.3
Current provisions excl. pensions and other employee benefits	695.2	373.9	(400.1)	(40.6)	46.3	24.7	47.8	747.2
Current provisions for pensions and other employee benefits *	27.8	17.4	(24.6)	(2.6)	3.7	5.2	(0.3)	26.6
Current provisions	723.0	391.3	(424.7)	(43.2)	50.0	29.9	47.5	773.8

* See note 35.

No amounts were transferred to Liabilities of discontinued operations in 2004 or 2005.

Movements in non-current and current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation arising in the normal course of Veolia Environnement’s business operations.

The Water and Energy Service Divisions account for the majority of the provision (€201.5 million and €80.5 million respectively).

Maintenance and repair costs accrued in advance

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for maintenance and repair costs is recorded. Maintenance provisions relate to the Water Division for €169.1 million, while repair provisions related to the Energy Services Division for €123.5 million.

Work in progress and losses to completion on long-term contracts

The principal provisions relate to engineering activities of the Water Division (€102.1 million) and the Transportation Division (€29.0 million). Changes in the consolidation scope mainly concern the entry into the scope of consolidation of Weir Techna in the Water Division for €9.4 million and of Helgelandske in the Transportation Division for €1.9 million.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs at the remediation of the disposal facilities it operates or for which it is otherwise responsible. The Group provides for these estimated future costs pro rata waste tonnage hidden, over the authorized duration of the sites.

For the Waste Management Division, these provisions totaled €335.4 million as of December 31, 2005, compared to €308.9 million as of December 31, 2004. The increase in provisions for site restoration due to new commitments, the unwinding of discount and the change in discount rates, impacted non-current provisions by €32.2 millions, €13.6 million and -€5.7 million respectively.

Other provisions concern plant dismantling and site remediation in the Water and Energy Services Divisions, and totaled €21.9 million and €21.2 million as of December 31, 2005 and 2004 respectively.

Subsidiary risks

In the normal course of its activities, Veolia Environnement is required to record provisions to cover risks relating to certain subsidiaries.

Warranties and customer care

These provisions principally relate to captive insurance companies (€89.9 million of incurred losses), to the Water Division (€66.4 million) and to the Energy Services Division (€46.2 million).

Other

Other provisions include those obligations recorded as part of the normal operation of the Group’s subsidiaries.

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2005 total €665.7 million, and include provisions for pensions and other post-employment benefits of €577.6 million and provisions for other long-term benefits of €88.1 million (see note 35).

VEOLIA - Form 20-F | F-23

Back to contents

Note 20

Long-term borrowings

Long-term borrowings

(€ million)	As of December 31, 2004	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005
Bonds	6,752.1	2,633.4	(1,506.7)		(119.4)	124.8	(26.3)	7,857.9
Other long-term borrowings	5,404.9	553.2	(771.3)	92.5	(0.7)	106.6	479.7	5,864.9
Long-term borrowings	12,157.0	3,186.6	(2,278.0)	92.5	(120.1)	231.4	453.4	13,722.8

Long-term borrowings break down by maturity as follows:

(€ million)	As of December 31, 2004	As of December 31, 2005	Maturity
			1 to 2 years	2 to 5 years	After five years
Veolia Environnement SA:
Publicly offered or traded issuances (a)	5,538.7	6,939.0	500.4	796.8	5,641.8
Private placements (b)	309.5	344.0	-	-	344.0
Subordinated securities (c)	298.0	-	-	-	-
Water
Three Valleys bond issue (d)	280.6	286.0	-	-	286.0
Waste Management
Montgomery bond issue (e)	71.8	74.8	9.2	28.5	37.1
Tyseley bond issue(f)	66.0	62.5	4.9	23.8	33.8
Other < €60 million	187.5	151.6	36.3	34.7	80.6
Long-term borrowings	6,752.1	7,857.9	550.8	883.8	6,423.3

(a)

As of December 31, 2005, bonds issued under the European Medium Term Notes (EMTN) program totaled €6,959.1 million (including €6,939.0 million maturing in more than one year). The impact of the fair value measurement of long-term borrowings was €114.0 million.

During 2005, Veolia Environnement issued notes under its EMTN program for a euro equivalent of €2,642.4 million (recognized in the balance sheet at amortized cost of €2,629.1 million), which break down as follows:

-

€600 million indexed to European inflation, maturing June 17, 2015 and bearing interest of 1.75% plus the European inflation rate excluding tobacco. The amortized cost as of December 31, 2005 is €603.3 million.

-

US$ 50 million, maturing June 30, 2015 and bearing interest of 4.685%. The amortized cost as of December 31, 2005 is €40.0 million.

-

€500 million at floating rates (3-month Euribor + 0.07%), maturing May 30, 2007. The amortized cost as of December 31, 2005 is €500.4 million.

-

€900 million at a fixed rate of 4%, maturing February 12, 2016. The amortized cost as of December 31, 2005 is €893.5 million.

-

€600 million at a fixed rate of 4.375%, maturing December 11, 2020. The amortized cost as of December 31, 2005 is €591.9 million.

In addition, on December 12, 2005, Veolia Environnement performed a partial repurchase of the June 2008 bond issue in the amount of €1.15 billion (initial issue of €2.0 billion, €1.85 billion of which remained outstanding after the partial repurchase at the beginning of 2004). The nominal amount repayable on June 27, 2008 post-repurchase is €700 million.

(b)

As of December 31, 2005, €344.0 million (including negative €0.8 million related to remeasurements) remained outstanding on the private placement performed in the United States (USPP). This bond issue comprises five tranches:

-

Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively;

-

Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest of 6.02%;

-

Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest of 6.31%.

Within the context of IFRS transition, Veolia Environnement launched the renegotiation of certain covenants included in the USPP documentation in order to adapt the definitions and thresholds of financial ratios.

(c)

Subordinated loan notes redeemable in preference shares (TSAR) issued on December 28, 2001 by the subsidiary VEFO and maturing December 28, 2006 in the amount of €300 million were repurchased on March 31, 2005.

(d)

The €200 million bond issue performed by the Water Division subsidiary, Three Valleys, in July 2004 bearing interest of 5.875%, was recognized as of December 31, 2005 at amortized cost for a euro equivalent of €286 million. This bond matures on July 13, 2026.

(e)

The US Dollar bond issue, bearing interest of 5.0%, was performed to finance the Montgomery plant near Philadelphia (Pennsylvania) in the United States. This redeemable loan was recognized as of December 31, 2005 at amortized cost for a euro equivalent of €74.8 million, and the final repayment is due on January 11, 2014.

(f)

This pound sterling bond issue, bearing interest of 6.6675%, was performed to refinance the incineration plant in Birmingham (UK). This redeemable loan was recognized as of December 31, 2005 at amortized cost for a euro equivalent of €62.5 million, and the final repayment is due on July 30, 2018.

VEOLIA - Form 20-F | F-24

Back to contents

Break down of bond issues by main component:

Operation(€ million)	Final maturity	Currency	Nominal in € million	Interest rate	Amortized cost restatement *	Revaluation	Net carrying amount	Effective interest rate before hedging	Effective interest rate after hedging
Series 1	06/27/2008	EUR	700	5.88%	(3)	34	731	6.09%	3.38%
Series 7	02/01/2012	EUR	1,000	5.88%	(7)	-	993	6.02%	6.02%
Series 8	04/29/2009	CSK	14	Pribor 3M + 0.67%	-	-	14	2.66%	2.66%
Series 8 a	04/29/2009	CSK	9	Pribor 3M + 0.67%	-	-	9	2.98%	2.98%
Series 9	04/23/2010	CSK	21	Pribor 3M + 0.67%	-	-	21	3.07%	3.07%
Series 10	05/28/2013	EUR	1,000	4.88%	(8)	41	1,033	5.00%	3.48%
Series 11	05/28/2018	EUR	750	5.38%	2	40	792	5.35%	4.18%
Series 12	11/25/2033	EUR	700	6.12%	(6)	-	694	6.19%	6.19%
Series 13	03/04/2009	USD	23	Libor USD 3M + 0.55%	-	-	23	4.30%	4.30%
Series 14	06/30/2015	USD	42	4.69%	(1)	(1)	40	4.99%	5.01%
Series 15	06/17/2015	EUR	608	1.75%	(5)	-	603	4.12%	4.12%
Series 16	05/30/2007	EUR	500	Euribor 3M + 0.07%	-	-	500	2.52%	2.52%
Series 17	02/12/2016	EUR	900	4.00%	(6)	-	894	4.09%	4.09%
Series 18	12/11/2020	EUR	600	4.38%	(8)	-	592	4.50%	4.50%
Total national bond issues			6,867		(42)	114	6,939	n/a	n/a
USPP EUR 2013	01/30/2013	EUR	33	5.84%	(0.1)	-	33	5.89%	5.89%
USPP GBP 2013	01/30/2013	GBP	10	6.22%	-	-	10	6.27%	6.27%
USPP USD 2013	01/30/2013	USD	125	5.78%	(0.4)	(2)	122	5.83%	5.65%
USPP USD 2015	01/30/2015	USD	106	6.02%	(0.3)	-	106	6.06%	5.62%
USPP USD 2018	01/30/2018	USD	72	6.31%	(0.2)	1	73	6.35%	5.70%
Total private placements			346		(1.0)	(1)	344	n/a	n/a
Three Valleys bond issue	07/13/2026	GBP	292	5.88%	(6)	-	286	6.05%	6.05%
Montgomery bond issue	01/11/2014	USD	74	5.00%	1	-	75	3.60%	3.60%
Tyseley bond issue	07/30/2018	GBP	71	6.67%	(9)	-	63	9.50%	9.50%
MBM Chicago Biosolids bond issue	11/01/2023	USD	43	5.92%	-	-	43	5.92%	5.92%
Selchp bond issue	12/31/2021	GBP	34	7.14%	(0.6)	-	33	7.39%	7.39%
Total bond issues			7,727		(57)	113	7,783	n/a	n/a

* including long-term interest

Break down of other long-term borrowings by main component:

(€ million)	As of December 31, 2004	As of December 31, 2005	Maturity
			1 to 2 years	2 to 5 years	After five years
BWB and SPE debts (a)	1,704.7	2,126.0	607.8	697.8	820.4
Cogevolt (b)	561.5	457.0	196.5	217.5	43.0
Syndicated credit in CZK (c)	262.6	344.8	-	206.9	137.9
Securitization (d)	334.2	333.7	333.7	-	-
Local authority borrowing annuities (e)	112.7	120.3	36.9	43.9	39.5
Shenzhen (f)	88.9	105.3	-	5.2	100.1
Marius Pedersen	101.2	101.2	101.2	-	-
Finance lease obligations (g)	892.6	802.0	185.9	252.8	363.3
Other < €100 million	1,346.5	1,474.6	336.0	512.7	625.9
Other long-term borrowings	5,404.9	5,864.9	1,798.0	1,936.8	2,130.1

(a)

The Berliner Wasser Betriebe debt consists of :

The debt borne by the operating companies of €1,192.0 million as of December 31, 2005 compared to €1,040.1 million as of December 31, 2004;

Acquisition debt of €600 million as of December 31, 2005. The Berlin contract acquisition debt borne by RWE/Veolia Wasser Beteiligungs AG (“RVB”) of €600 million, maturing January 15, 2005, was refinanced in the same amount for three years, maturing January 15, 2008.

Special purpose entity (SPE) debts total €334.0 million as of December 31, 2005, compared to €364.6 million as of December 31, 2004.

(b)

This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due to the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.42%.

(c)

This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinances the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It includes a five-year tranche of CZK 8 billion (maturing July 29, 2010) and a seven-year tranche of CZK 4 billion (maturing July 27, 2012). As of December 31, 2005, this syndicated credit facility had been drawn down CZK 10 billion (€344.8 million euro equivalent).

(d)

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund, covering maximum receivables of €500 million. Veolia Environnement has securitized receivables through its Water Division in the amount of €413.3 million net of discount. Pursuant to the French Financial Security Act of August 1, 2003 and the new accounting standards, Veolia Environnement consolidated the Acqueduc debt fund in the amount of €333.7 million as of December 31, 2005. This debt bears interest at Euribor 1 month + 0.20%.

(e)

The Group assumes certain fee obligations to local authorities under public service contracts. Local authority borrowing annuities as of December 31, 2005 total €120.3 million.

(f)

This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest.Co and is consolidated (50%) as of December 31, 2005 in the euro equivalent of €105.3 million. This Chinese yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010 at a fixed-rate of 6.93% (revisable every six years).

(g)

As of December 31, 2005, finance lease obligations fall due between 2005 and 2031. Depending on the currency, fixed interest rates are between 2.90% and 12.09% and floating interest rates are indexed to EONIA, euro T4M (average monthly yield on the money market) and euro TAM (annualized money market rate) or their equivalent for financing in other currencies.

VEOLIA - Form 20-F | F-25

Back to contents

Long-term borrowings break down by original currency (before swap transactions) as follows (amortized cost or fair value):

(€ million)	As of December 31, 2005	As of December 31, 2004

Euro	11,103.5	9,922.8
U.S. Dollar	655.2	480.6
Pound Sterling	515.8	527.8
Czech Crown	446.8	370.3
Chinese Yuan	139.9	103.7
Australian Dollar	137.8	97.7
Korean Won	122.4	130.9
Polish Zloty	62.5	23.3
Norwegian Crown	41.7	55.8
Other	497.2	444.1
Long-term borrowings	13,722.8	12,157.0

The increase in euro-denominated long-term borrowings of €1,181 million in 2005 is mainly due to:

the refinancing of a portion of the Berlin acquisition debt in the amount of €300 million (consolidated portion);

the issue of bonds indexed to European inflation for €600 million;

the partial repurchase of the June 2008 bond issue in the amount of €1.15 billion (initial issue of €2.0 billion,, €1.85 billion of which remained outstanding after the partial repurchase at the beginning of 2004), followed by a €1.5 billion bond issue comprising two tranches (a €900 million 10-year tranche and a €600 million 15-year tranche), generating a net increase of €350 million;

the issue of €500 million floating-rate notes maturing May 30, 2007.

This increase was partially offset by:

the repurchase on March 31, 2005 in the amount of €300 million of the subordinated loan notes redeemable in preference shares (TSAR);

other decreases attributable to principal payments on the non-current debt.

Undrawn credit lines

The main undrawn credit lines as of December 31, 2005 were as follows:

undrawn “multi-purpose” short-term credit lines of €250 million,

undrawn “multi-purpose” medium-term credit lines of €725 million,

medium-term syndicated loan of €4,000 million maturing April 20, 2012,

medium-term syndicated loan of €69 million maturing July 20, 2010.

With the context of IFRS transition from January 1, 2004, Veolia Environnement launched into discussions with financial institutions involved in some financings (syndicated credits, credit lines) in order to adapt the headings and commitments levels of the Group (mainly structural subordination) to the new standards. These technical discussions do not aim at modifying Group’s commitments.

Note 21

Other non-current liabilities

Movements in other non-current liabilities during 2005:

(€ million)	As of December 31, 2004	Additions	Repayments / removals	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005
Other non-current liabilities	163.8	18.2	(40.9)	6.9	(3.2)	15.9	47.1	207.8

No other non-current liabilities were transferred to Liabilities of discontinued operations in 2004 or 2005.

The main other non-current liabilities as of December 31, 2005 include:

Discounted guarantee deposits paid by subscribers of €45.1 million (Veolia Water France) ;

Back tax payable of €32 million (Veolia Water UK);

Share capital increases in progress: Fort Bonifacio (Philippines) +€23 million and Clark Veolia (Philippines) +€7.4 million (Veolia Water) ;

Concession rights of €20.3 million (Veolia Energy Services);

Dade deferred income of €13.5 million (Waste Management Division).

Note 22

Short-term borrowings

Movements in short-term borrowings during 2005 (amortized cost or fair value):

(€ million)	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Short-term borrowings	5,426.1	(2,936.2)	20.8	37.3	(409.8)	2,138.2

No short-term borrowings were transferred to Liabilities of discontinued operations in 2004 or 2005.

Short-term borrowings total €2,138.2 million as of December 31, 2005, compared to €5,426.1 million as of December 31, 2004. This decrease is mainly due to:

the redemption of the OCEANE bonds in the amount of €1,535 million on January 1, 2005;

the redemption of the EMTN Series 6 in the amount of €500 million;

the decrease of accrued interest on bonds for €62 million;

the expiry of the consolidated discounted receivables program for €295 million in the Waste Management Division and €252 million in the Energy Services Division;

the transfer of short-term borrowings to long-term borrowings in RVB in Germany in the amount of €380 million, following the renegotiation of maturities.

VEOLIA - Form 20-F | F-26

Back to contents

As of December 31, 2005, short-term borrowings concern Veolia Environnement SA for €1,209 million (including treasury notes of €1,033 million and accrued interest on bonds of €152 million), the Water Division for €402 million (mainly Berlin for €127 million, Dailly discounted receivables of €67 million and Compagnie Générale des Eaux for €58 million), the Energy Services Division for €250 million (mainly financing interest in respect of Cogevolt of €104 million and Siram in Italy of €40 million), the Waste Management Division for €172 million and the Transportation Division for €70 million (unitary amounts of less than €8 million). Short-term borrowings in respect of Group finance leases totaled €102 million as of December 31, 2005 (see note 39).

Note 23

Bank overdrafts and other cash position item

Movements in bank overdrafts during 2005:

(€ million)	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005
Water	143.9	55.0	(0.2)	2.6	21.6	222.9
Waste Management	78.1	(26.0)	39.6	3.9	(8.2)	87.4
Energy Services	167.2	(7.3)	12.0	(0.8)	(9.5)	161.6
Transportation	20.0	11.8	(6.2)	1.1	5.7	32.4
Other	10.9	12.3	3.0	0.3	(24.0)	2.5
Bank overdrafts and other cash position item	420.1	45.8	48.2	7.1	(14.4)	506.8

No bank overdrafts were transferred to Liabilities of discontinued operations in 2004 or 2005.

Note 24

Revenue

Break down of Revenue (see note 1.17)

(€ million)	For the year ended December 31,
	2005	2004
Sales of goods	2,474.7	2,624.4
Services rendered	21,366.3	18,788.5
Construction contracts	1,162.6	843.4
IFRIC 4 loans income	125.8	96.7
IFRIC 4 loans recognized on a completion basis	115.5	147.3
Revenue	25,244.9	22,500.3

Sales of goods mainly concern the Water Division with the construction business related to supplies and cleanings management, and the Waste Management Division with sales of products related to recycling activities.

Note 25

Operating income

Operating income is calculated as follows:

(€ million)	For the year ended December 31,
	2005	2004
Revenue from ordinary activities	25,244.9	22,500.3
Cost of sales	(20,561.0)	(18,346.3)
o/w Impairment losses on intangible assets with an indefinite useful life	(7.2)	(71.9)
Restructuring costs	(16.2)	(46.8)
Selling costs	(478.5)	(439.7)
General and administrative expenses	(2,403.0)	(2,236.4)
o/w: Research and development costs	(62.9)	(62.6)
Other operating revenue and expenses	90.5	2.7
o/w: Capital gains and losses on asset sales	57.9	(102.1)
Other	32.6	104.8
Operating income	1,892.9	1,480.6

Operating depreciation, amortization, provisions and impairment losses in the Cash flow statement for the year ended December 31, 2005 break down as follows:

(€ million)	Charge	Reversal	Net (charge)/reversal
Operating depreciation, amortization and provisions and impairment losses excepted goodwill	(2,199.7)	749.5	(1,450.2)
Depreciation and amortization
Property, plant and equipment	(1,258.8)	0.7	(1,258.1)
Intangible assets	(173.9)	0.1	(173.8)
Impairment losses
Property, plant and equipment	(11.5)	16.4	4.9
Inventories	(11.1)	9.2	(1.9)
Trade accounts receivable	(129.0)	118.8	(10.2)
Other operating accounts receivable	(27.3)	11.9	(15.4)
Non-current and current operating provisions other than replacement provisions	(588.1)	592.4	4.3
Impairment losses on goodwill	(35.5)	7.5	(28.0)
Replacement costs *	(351.1)	-	(351.1)
Operating depreciation, amortization, provisions and impairment losses	(2,586.3)	757.0	(1,829.3)

* Replacement costs: all replacement costs for publicly-owned utility networks are considered in the cash flow statement as investments, irrespective of whether the utility network was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for depreciation, amortization and provisions.

VEOLIA - Form 20-F | F-27

Back to contents

Impairment losses on goodwill

Impairment losses on goodwill break down as follows:

(€ million)	For the year ended December 31,
	2005	2004

Impairment losses on Scandinavian goodwill in the Transportation Division	-	(70.0)
Impairment losses on goodwill (Waste Management Division)	(10.0)	-
Impairment losses on goodwill (Energy Services Division)	(4.7)	-
Reversal of negative goodwill (Water Division)	5.2	-
Other	2.3	(1.9)
Impairment losses on goodwill presented in Cost of sales in the Income statement	(7.2)	(71.9)
Impairment losses on nuclear division goodwill in respect of Clemessy following its divestment (Energy Services Division)	(14.0)	-
Impairment losses on Facility Management goodwill in Germany following its divestment (Energy Services Division)	(6.8)	-
Impairment losses on goodwill presented in Other operating revenue and expenses in the Income statement	(20.8)	-
Impairment losses on goodwill	(28.0)	(71.9)

Restructuring costs

(€ million)	For the year ended December 31,
	2005	2004
Restructuring expenses	(36.0)	(53.7)
Net charge to restructuring provisions	19.8	6.9
Restructuring costs	(16.2)	(46.8)

As of December 31, 2005, restructuring costs mainly concern the Energy Services Division (-€9.4 million) and the Water Division (-€3.8 million).

Personnel costs

Personnel costs including employee benefits totaled €8.2 billion in 2005 compared to €7.4 billion in 2004.

(€ million)	For the year ended December 31,
	2005	2004
Employee costs	(8,132.3)	(7,375.2)
Profit sharing	(58.5)	(51.5)
Share-based compensation (IFRS 2)	(30.3)	(6.9)
Total personnel costs	(8,221.1)	(7,433.6)

Research and development costs

Research and development costs amounted to €62.9 million and €62.6 million in 2005 and 2004 respectively.

Note 26

Finance costs, net

The income and expense balances making up net finance costs are as follows (see definition in note 1.18):

(€ million)	For the year ended December 31,
	2005	2004

Income	68.3	97.0
Expense	(781.7)	(829.1)
Finance costs, net	(713.4)	(732.1)

The financing rate is 5.12%, compared to 5.04% in 2004.

This slight increase in the financing rate mainly reflects the appreciation of several currencies against the euro and in particular the US dollar, and the cost of extending the maturity of borrowings. In addition, net finance costs in 2005 include €26.0 million in respect of the redemption of the 2008 bonds in the amount of €1,150 million. This early redemption was performed in order to optimize the maturity and future cost of borrowings. In addition, fair value movements on derivative instruments not qualifying for hedge accounting totaled +€12.0 million, compared to +€7.6 million in 2004. These movements, which are calculated in accordance with IAS 39, are highly volatile in nature.

Note 27

Other financial income and expenses

(€ million)	For the year ended December 31,
	2005	2004

Loan income	37.0	55.4
Dividends	6.5	5.9
Foreign exchange gains (losses)	14.3	(13.9)
Financial provisions	24.2	-
Other income (expense)	(51.5)	(1.3)
Other financial income and expenses	30.5	46.1

Other financial income and expenses fell from €46.1 million in 2004 to €30.5 million in 2005.

In 2004, other financial income and expenses included the capital gain realized on the sale of Vinci shares of €44.4 million. Excluding this capital gain, other financial income and expenses increased by €28.8 million on 2004, mainly due to foreign exchange gains.

VEOLIA - Form 20-F | F-28

Back to contents

In 2005:

➢

loan income and dividends fell to €43.5 million;

➢

foreign exchange gains totaled €14.3 million;

➢

the unwinding of discount of site restoration provisions had an impact of -€15.7 million;

➢

the revaluation of embedded derivatives had an impact of -€2.5 million.

2004 was marked by:

➢

a capital gain of €44.4 million realized on the sale of Vinci shares by the Energy Services Division;

➢

foreign exchange losses of €13.9 million;

➢

the revaluation of embedded derivatives (-€12.9 million);

➢

loan income and dividends of €61.3 million;

➢

the unwinding of discount of site restoration provisions (-€10.8 million).

Note 28

Income tax expense

Analysis of the Income Tax Expense

The income tax expense breaks down as follows:

(€ million)	For the year ended December 31,
	2005	2004
Current income tax expense	(309.4)	(225.1)
France	(95.1)	(93.9)
Other countries	(214.3)	(131.2)
Deferred income tax expense (credit)	(113.5)	41.0
France	(52.5)	135.0
Other countries	(61.0)	(94.0)
Total income tax expense	(422.9)	(184.1)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001. Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

The increase in the tax expense in 2005 was mainly due to the increase in taxable income due to an improvement in operating performance. In France, this resulted in the utilization of tax losses carried forward, whereas in 2004 restructuring operations following divestments in the United States had enabled the recognition of deferred tax assets in respect of tax losses carried forward. The improvement in results in other countries led to an increase in the current income tax expense.

Tax rate reconciliation

	For the year ended December 31, 2005	For the year ended December 31, 2004
Legal tax rate	34.93%	35.43%
Impairment losses on goodwill not deductible for tax purposes	0.81%	3.21%
Differences in tax rate	-1.72%	-4.40%
Recognition/utilization of tax losses	-2.70%	-9.05%
Other, net	3.63%	-2.02%
Effective tax rate (a)	34.95%	23.17%

(a)

The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before share of net income of associates.

Note 29

Share of net income of associates

The share of net income of associates decreased from €24.2 million for the year ended December 31, 2004 to €14.9 million for the year ended December 31, 2005, following the transfer of certain investments in associates to non-consolidated investments (see note 8).

The largest net income shares in 2005 were generated by Water Division associates (€10.8 million).

Note 30

Net income from discontinued operations

Net income from discontinued operations for the year ended December 31, 2005 was nil.

This heading breaks down as follows for the year ended December 31, 2004:

(€ million)	Water activities in the United States	FCC	U.K. Transportation activities	For the year ended December 31, 2004
Income from discontinued operations	(1.4)	92.4	(1.9)	89.1
Capital gains and losses on disposal	(99.5)	(2.8)	-	(102.3)
Income tax expense	(61.3)	(31.2)	-	(92.5)
Net income from discontinued operations	(162.2)	58.4	(1.9)	(105.7)

The main Income statement items for discontinued operations for the year ended December 31,2004 are as follows:

VEOLIA - Form 20-F | F-29

Back to contents

(€ million)	Water activities in the United States	FCC	U.K. Transportation activities	For the year ended December 31, 2004
Revenue	878.3	1,488.7	-	2,367.0
Operating income	23.6	174.6	(1.9)	196.3
Financial items	(5.0)	(4.3)	-	(9.3)
Income tax expense	(7.9)	(34.8)	-	(42.7)
Share of net income of associates	(12.1)	35.7	-	23.6
Minority interests	-	(78.8)	-	(78.8)
Income from discontinued operations	(1.4)	92.4	(1.9)	89.1

Note 31

Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2005 is €179.0 million, compared to €137.5 million for the year ended December 31, 2004. This heading mainly concerns minority interests in the Water Division (€86.7 million), the Waste Management Division (€25.7 million), the Energy Services Division (€57.0 million) and the Transportation Division (€9.9 million). The increase between 2004 and 2005 is mainly attributable to the Water segment following the consolidation of the Braunschweig contract (+€9.8 million) and the improvement in the results of the Berlin water companies (+€31.7 million), whose 2004 results were affected by the capital loss generated by the sale of Berlikomm.

Net income attributable to minority interests for the year ended December 31, 2004 is €137.5 million. This heading mainly concerns minority interests in the Water Division (€49.2 million), and primarily the Berlin water companies, the Energy Services Division (€53.1 million), the Waste Management Division (€21.5 million) and the Transportation Division (€13.9 million).

Net income for the year attributable to minority interests breaks down by division as follows:

(€ million)		For the year ended December 31,
		2005	2004
Water	(a)	86.7	49.2
Waste Management	(b)	25.7	21.5
Energy Services	(c)	57.0	53.1
Transportation	(d)	9.9	13.9
Other		(0.3)	(0.2)
Minority interests		179.0	137.5

(a)

Including €11.8 million in 2004 (impact of the capital loss on the sale of Berlikomm) and €43.5 million in 2005 for the Berlin water companies, €7.9 million in 2004 and €0 million in 2005 for SEEG (Gabon) and €9.8 million in 2005 for Braunschweig (entry into consolidation scope).

(b)

Including €8.6 million in 2004 and €8.2 million in 2005 for Onyx Hong Kong and €3.4 million in 2004 and €7.6 million in 2005 for Marius Pedersen  Czech Republic.

(c)

Including €47.1 million in 2004 and €43.2 million in 2005 in respect of EDF’s shares in Dalkia Holding.

(d)

Including €9.2 million in 2004 and €5.5 million in 2005 for MBCRC (Boston, United States).

Note 32

Net income for the year attributable to equity holders of the parent

The recurring net income for the year attributable to equity holders of the parent is defined as follows : recurring part of operating income + recurring part of financial items + recurring share of net income of associates + recurring part of minority interests + normative income tax expense.

An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.

2005 Net income for the year attributable to equity holders of the parent breaks down as follows:

(€ million)	Recurring	Non-recurring	Total
Operating income	1,903.6	(10.7)	1,892.9
Finance costs, net	(713.4)	-	(713.4)
Other financial income and expenses	30.5	-	30.5
Income tax expense	(427.2)	4.3	(422.9)
Share of net income of associates	14.9	-	14.9
Net income from discontinued operations	-	-	-
Minority interests	(181.0)	2.0	(179.0)
2005 Net income for the year attributable to equity holders of the parent	627.4	(4.4)	623.0

2004 Net income for the year attributable to equity holders of the parent breaks down as follows:

(€ million)	Recurring	Non-recurring	Total
Operating income	1,619.6	(139.0)	1,480.6
Finance costs, net	(715.6)	(16.5)	(732.1)
Other financial income and expenses	1.7	44.4	46.1
Income tax expense	(321.6)	137.5	(184.1)
Share of net income of associates	24.2	-	24.2
Net income from discontinued operations	-	(105.7)	(105.7)
Minority interests	(137.5)	-	(137.5)
2004 Net income for the year attributable to equity holders of the parent	470.8	(79.3)	391.5

VEOLIA - Form 20-F | F-30

Back to contents

Note 33

Earnings per share

	For the year ended December 31,
	2005	2004
Weighted average number of ordinary shares
Weighted average number of ordinary shares for the calculation of basic earnings per share	390.4	396.2
Theoretical number of additional shares resulting from the exercise of share option plans	2.0	0.1
Weighted average number of ordinary shares for the calculation of diluted earnings per share	392.4	396.3
Net income attributable to equity holders of the parent per share
Net income attributable to equity holders of the parent	623.0	391.5
Net income attributable to equity holders of the parent per share
Basic	1.60	0.99
Diluted	1.59	0.99
Net income from continuing operations per share
Net income from continuing operations	802.0	634.7
Net income from continuing operations per share
Basic	2.05	1.60
Diluted	2.04	1.60
Net income from discontinued operations per share
Net income from discontinued operations	-	(105.7)
Net income from discontinued operations per share
Basic	-	(0.27)
Diluted	-	(0.27)

The theoretical number of additional shares is based on the share option plans. The number of additional shares is calculated taking into account the difference between the 2003 plan exercise price of €22.50 and the 2004 plan exercise price of €24.72 and the average price of the Veolia Environnement share in 2005 of €31.33.

Note 34

Derivative instruments accounting position and market risks management

In the course of its operating and financing activities, the Group is exposed to the following market risks: interest rate risk, foreign exchange risk, counterparty risk, liquidity risk and equity risk.

In order to reduce its exposure to these risks, Veolia Environnement centralizes the management of these financial risks in order to ensure better control. Activities are based on the management rules detailed in the internal manual “Rules governing financing/treasury management and related risks” widely distributed to Group entities. These rules are based on the principles of security, transparency and effectiveness.

Veolia Environnement uses various derivative instruments to reduce and manage its exposure to fluctuations in interest rates, exchange rates and commodity prices, not all of which qualify for hedge accounting. All these derivatives are recognized in the balance sheet at fair value.

The fair value of derivative instruments recognized in the balance sheet breaks down as follows:

(€ million)	As of December 31, 2005		As of December 31, 2004
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	195.7	97.8	338.0	159.7
Fair value hedges	164.7	2.5	286.0	-
Cash flow hedges	-	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	31.0	6.7	51.5	77.3
Foreign exchange derivatives	18.0	31.5	82.3	30.1
Net investment hedges	13.9	0.3	71.9	-
Derivatives not qualifying for hedge accounting	4.1	31.2	10.4	30.1
Other derivative instruments including commodity derivatives	35.3	25.2	4.5	-
Total derivative instruments	249.0	154.5	424.8	189.8

(a)

Interest rate risk management

The Group’s exposure to interest rate risk is mainly attributable to its net financial debt. The Group manages a structural fixed/floating rate position in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose it uses firm and optional interest rate swap instruments (swaps, caps, floors, etc.).

The fair value of interest rate derivatives recognized in the balance sheet breaks down as follows:

(€ million)		As of December 31, 2005		As of December 31, 2004
	Notes	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives		195.7	97.8	338.0	159.7
Fair value hedges	a-1	164.7	2.5	286.0	-
Cash flow hedges	a-2	-	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	a-3	31.0	6.7	51.5	77.3

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, fixed rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt exposes future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). The medium- and long-term debt comprises both fixed- and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, US dollar, Czech crown and Polish zloty.

VEOLIA - Form 20-F | F-31

Back to contents

Fixed/floating rate breakdown of gross debt

(€ million)	As of December 31, 2005		As of December 31, 2004
	Outstanding	% total debt	Outstanding	% total debt
Fixed rate	10,586.5	65.3%	9,651.4	54.8%
Floating rate	5,619.0	34.7%	7,966.6	45.2%
Total before hedging	16,205.5	100.0%	17,618.0	100.0%
Fixed rate	8,494.8	52.4%	7,166.8	40.7%
Capped floating rate	1,751.0	10.8%	1,989.7	11.3%
Floating rate	5,959.7	36.8%	8,461.5	48.0%
Total after hedging	16,205.5	100.0%	17,618.0	100.0%
Fair value adjustments to hedging derivatives	162.3		284.0
Total Long- and short-term borrowings	16,367.8		17,902.0

Total gross debt as of December 31, 2005 after hedging was 52.4% fixed-rate and 47.6% floating-rate, including 10.8% at capped floating rates. As of December 31, 2005, the exercise price of US dollar caps in the notional amount of USD 650 million (€551 million euro equivalent) was in the money.

Sensitivity of financial expenses:

The Group manages its exposure to interest rate fluctuations based on floating-rate debt net of cash.

The break down of Group’s floating-rate debt by maturity is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	2,336.1	-	-	2,336.1
Total floating-rate liabilities	(2,645.0)	(2,429.3)	(544.6)	(5,618.9)
Net position before hedging	(308.9)	(2,429.3)	(544.6)	(3,282.8)
Derivative financial instruments (*)	236.0	255.3	(2,032.1)	(1,540.8)
Total position before euro caps	(72.9)	(2,174.0)	(2,576.7)	(4,823.6)
Euro caps (**)	-	-	1,200.0	1,200.0
Net total	(72.9)	(2,174.0)	(1,376.7)	(3,623.6)

(*) Hedging financial instruments excluding euro caps with an exercise price out of the money as of December 31, 2005.

(**) Euro caps included in hedging derivatives (€1,200 million) have an exercise price of 3.5%.

Floating-rate debt maturing within less than one year is to a large extent hedged by excess cash balances invested at short-term rates. Floating-rate net debt is therefore €4,824 million (euro equivalent), that is 34.8% of total debt (including 8.7% capped at 3.5% - see above). As such, 65.2% of net debt is at fixed rates. Taking into account the impact of caps the percentage of fixed-rate debt increases to 73.9%.

Assuming a constant net debt policy, a 1% increase in interest rates would generate an increase in annual financial expenses, excluding market impacts, of €48 million.

Hedge derivatives:

Derivative instruments may be classified as fair value hedges or cash flow hedges. An interest rate fair value hedge changes fixed-rate financial assets or liabilities into floating rate financial assets or liabilities in order to protect against changes in their fair value. A cash flow hedge protects against changes in the value of cash flows associated with assets or liabilities.

The hedging relationship is clearly defined and documented on inception.

The effectiveness of the hedging relationship is demonstrated on inception and throughout its term.

a-1

Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see note 20).

Fair value hedging swaps represent notional outstandings of €2,588 million as of December 31, 2005, with a net fair value of €162.3 million in the balance sheet as follows.

Fixed-rate receiver/floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total non- current assets	Total non- current liabilities
As of December 31, 2005	2,587.6	35.2	707.3	1,845.0	164.7	2.5
As of December 31, 2004	4,625.7	740.7	1,872.9	2,012.1	286.0*	-

* including €2 million of fair value derivative instruments in Divisions.

The reduction in the fair value hedging portfolio is due to:

•

the partial cancellation (€1,150 million) of the swap hedging the 2008 EMTN issue following its partial redemption on the market;

•

the expiry of the €500 million swap hedging the EMTN issue maturing November 2005;

•

the cancellation of the €250 million swap hedging the EMTN issue maturing May 2018.

a-2

Cash flow hedges

Cash flow hedges comprise floating-rate receiver/fixed-rate payer swaps which fix the interest payable on floating-rate debt, mainly secured to finance BOT (Build, Operate, Transfer) contracts.

Floating-rate receiver/fixed-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total non-current assets	Total non-current liabilities
As of December 31, 2005	792.0	251.2	241.9	298.9	-	88.6
As of December 31, 2004	682.8	32.8	428.4	221.6	0.5	82.4

€58.8 million, net of tax, was recorded directly in equity (fair value reserves) in respect of these derivative instruments as of December 31, 2005.

VEOLIA - Form 20-F | F-32

Back to contents

a-3

Interest rate derivatives not qualifying for hedge accounting

A certain number of derivative instrument used in the Veolia Environnement Group management policy are not qualified as hedges under IAS 32 and 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary to the effective management of its exposure.

	Notional amounts as of December 31, 2005				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver/floating-rate payer swaps	752.8	-	2.1	750.7	6.4	0.5
Floating-rate receiver/fixed-rate payer swaps	298.2	-	259.7	38.5	-	4.5
Floating-rate receiver/floating-rate payer swaps	866.0	211.9	654.1	-	0.4	-
Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0
Purchases of caps	2,533.3	-	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	-	769.0	-	-	-
Total optional financial instruments	3,302.3	-	2,090.1	1,212.2	24.2	1.7
Total derivatives not qualifying for hedge accounting	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7

	Notional amounts as of December 31, 2004				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver/floating-rate payer swaps	139.6	-	-	139.6	5.5	-
Floating-rate receiver/fixed-rate payer swaps	1,257.1	-	867.8	389.3	4.9	69.3
Floating-rate receiver/floating-rate payer swaps	342.8	154.5	188.3	-	0.1	1.7
Currency swaps	190.4	-	190.4	-	24.1	0.2
Total firm financial instruments	1,929.9	154.5	1,246.5	528.9	34.6	71.2
Purchases of caps	2,005.3	161.4	950.2	893.7	16.9	-
Sales of caps (*)	765.7	-	765.7	-	-	0.3
Sales of swap options	183.5	-	183.5	-	-	5.8
Total optional financial instruments	2,954.5	161.4	1,899.4	893.7	16.9	6.1
Total derivatives not qualifying for hedge accounting	4,884.4	315.9	3,145.9	1,422.6	51.5	77.3

(*) Sales of caps are backed in the amount of €700 million to purchases of caps with the same exercise price and maturity and do not therefore impact net income.

Sensitivity of financial expenses

The portfolio of interest rate derivatives not qualifying for hedge accounting generates a certain volatility in net financial income.

As of December 31, 2005, the sensitivity of the portfolio to a change in interest rates is as follows:

•

a 0.25% increase in the interest rate would generate additional financial expenses of €1.3 million.

•

a 0.25% decrease in the interest rate would generate a reduction in financial expenses of €1.5 million.

(b)

Management of Foreign exchange risk

The Group’s international activities, performed in nearly 65 countries, generate significant foreign currency flows. The Group is mainly exposed to foreign exchange risk on its balance sheet “assets” position. The Group’s trading activities do not expose it to significant exchange rate risk.

The Group’s central treasury department manages foreign exchange risk centrally within limits set by the Chief Financial Officer. The Group uses derivative instruments to hedge its exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards). The fair value of foreign exchange derivatives recognized in the balance sheet breaks down as follows:

(€ million)		As of December 31, 2005		As of December 31, 2004
	Notes	Assets	Liabilities	Assets	Liabilities
Foreign exchange derivatives		18.0	31.5	82.3	30.1
Net investment hedges	b-1	13.9	0.3	71.9	-
Derivatives not qualifying for hedge accounting	b-2	4.1	13.2	10.4	10.1
Embedded derivatives	b-3	-	18.0	-	20.0

Management of foreign exchange transaction risk

One of the specific characteristics of environmental services is that they bear little transaction risk. Income and expenses are mainly denominated in the currency of the country where the Group operates. However, optional hedges may be negotiated with the front office when responding to a call for tenders, prior to obtaining the definitive contract.

Management of foreign exchange asset risk:

Financing is secured in the local currency for operations located in foreign countries. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign-currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses and hedging certain net foreign investments (IAS 21/IAS 39), and notably inter-company loans designated as loans and receivables forming part of a net investment.

VEOLIA - Form 20-F | F-33

Back to contents

b-1

Hedge of a net investment in a foreign operation

Derivative instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments
Financial instruments	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	NOK	86.1	86.1	-	-	1.9	-
	HKD	13.3	13.3	-	-	-	0.3
	PLN	76.8	76.8	-	-	0.2	-
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	-
Cross currency swaps: floating rate payer/floating rate receiver	HKD	44.8	44.8	-	-	1.0	-
	USD	299.0	-	299.0	-	5.5	-
Total currency derivatives		620.3	238.8	356.3	25.2	13.8	0.3
USPP borrowings	USD	302.6	-		302.6	N/A	N/A
Syndicated loan	CZK	211.6	-	211.6	-	N/A	N/A
Total financing		514.2	-	211.6	302.6	N/A	N/A

(€ million)	Notional amount as of December 31, 2004 by currency and maturity					Fair value of derivative instruments
Financial instruments	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Embedded derivatives (forward sale)	KRW	116.8	16.5	62.6	37.7	20.3
Cross currency swaps: floating rate receiver/floating rate payer	HKD	44.8		44.8		6.9
	USD	299.0		299.0		44.7
Total currency derivatives		460.6	16.5	406.4	37.7	71.9
USPP borrowings	USD	262.0			262.0	N/A	N/A
Syndicated loan	CZK	216.6		216.6		N/A	N/A
Total financing		478.6		216.6	262.0	N/A	N/A

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or currency derivatives (cross currency swaps, currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:

-

the inter-company loan forming part of the net investment in a foreign operation is not hedged;

-

the hedge is ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

-

only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in translation reserves as of December 31, 2005 of €35 million comprise:

-

foreign exchange losses of €11 million on an unhedged US dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;

-

the impact of exchange rate fluctuations for an amount of €23 million coming from investment hedges in the Water Division in the Czech Republic.

b-2

Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

Each month, the Group determines its foreign exchange position and enters into hedging transactions once it has quantified its foreign exchange exposure and notably the overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position are accounted for as trading transactions, with fair value movements recognized directly in net income.

The portfolio of currency derivatives not qualifying for hedge accounting comprises currency forwards and currency options with a maturity of less than one year:

Notional	As of December 31, 2005							As of December 31, 2004
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	39.7	15.9	13.1	-	-	-	10.7	54.9	25.6	24.2	-	-	-	5.1
Forward sales	48.8	34.9	1.8	-	-	-	12.1	24.1	5.1	14.9	-	-	-	4.1
Total currency forwards	88.5	50.8	14.9	-	-	-	22.8	79.0	30.7	39.1	-	-	-	9.2
Currency receiver swaps	98.7	12.1	0.6	1.3	0.8	1.1	82.8	114.0	9.6	21.9			1.4	81.1
Currency payer swaps	1,428.1	317.9	602.1	168.4	46.8	91.3	201.6	1,529.2	587.0	430.2	134.6	118.0	98.2	161.2
Total currency swaps	1,526.8	330.0	602.7	169.7	47.6	92.4	284.4	1,643.2	596.6	452.1	134.6	118.0	99.6	242.3
Call options	-		-	-	-	-	-	3.2	3.2	-	-	-	-	-
Put options	3.6	3.6	-	-	-	-	-	4.0	4.0	-	-	-	-	-
Total currency options	3.6	3.6	-	-	-	-	-	7.2	7.2	-	-	-	-	-

Fair value	As of December 31, 2005							As of December 31, 2004
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	(1.8)	(1.6)	-	-	-	-	(0.2)	(3.4)	(3.1)	-	-	-	-	(0.3)
Currency receiver swaps	(0.3)	0.4	-	-	-	-	(0.7)	(0.6)	(1.0)	(0.3)	-	-	-	0.7
Total currency swaps and forward purchases	(2.1)	(1.2)	-	-	-	-	(0.9)	(4.0)	(4.1)	(0.3)	-	-	-	0.4
Forward sales	(1.6)	(1.4)	-	-	-	-	(0.2)	-	0.5	(0.5)	-	-	-	-
Currency payer swaps	(5.4)	(5.3)	1.5	-	(0.1)	(0.1)	(1.4)	4.3	2.0	1.5	(3.3)	2.0	0.7	1.4
Total currency swaps and forward sales	(7.0)	(6.7)	1.5	-	(0.1)	(0.1)	(1.6)	4.3	2.5	1.0	(3.3)	2.0	0.7	1.4
Total derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	-	(0.1)	(0.1)	(2.5)	0.3	(1.6)	0.7	(3.3)	2.0	0.7	1.8

(*) Net fair value (Assets-Liabilities) excluding embedded derivatives

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency denominated net debt (comprising foreign currency borrowings and foreign currency denominated inter-company loans and borrowings), and to reduce its sensitivity to fluctuations in foreign exchange rates.

VEOLIA - Form 20-F | F-34

Back to contents

The following table presents a break down of the foreign exchange exposure as of December 31, 2005 of Veolia Environnement SA’s foreign currency denominated net debt, taking into account currency derivatives:

	VE Holding company foreign currency denominated net debt	Open position in € million	Impact of a 10% change in exchange rates against the euro
GBP	6.6	9.6	1.0
PLN	30.1	7.8	0.8
USD	4.1	3.5	0.3
SEK	23.9	2.5	0.3
Other (€ million equivalent)	(3.4)	(3.4)	(0.4)
Total	NA	20.0	2.0

The above table shows that a 10% increase in all foreign currencies against the euro would generate foreign exchange gains of €2 million.

b-3

Embedded derivatives

The Korean embedded derivatives are related to Water treatment contracts with Korean industrial customers. The contracts feature clauses of indexation on the dollar and the euro while the operational expenses are in Korean won.

(c)

Management of commodity risk

Fuel prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement’s activities have not been materially affected and should not be materially affected in the future by the cost or availability of fuel or other commodities, as the contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As part of their supplies management and costs optimization, certain Group’s structures may be required to contract forward purchases or sales of electricity. The accounting treatment of such forward contracts is described in note 1.22. As of December 31, 2005, related fair value of derivative instruments totaled €33.8 million in assets and €25.2 million in liabilities and did not qualify for hedge accounting. These contracts concern commitments to purchase electricity between 2006 and 2013 for an amount of €322.5 million on year end measurement assumptions basis and commitments to sell electricity between 2006 and 2009 for an amount of €192.5 million on the same measurement assumptions basis in accordance with the following schedule:

	Notional amount of contracts by maturity
(€ million)	Amount	Less than 1 year	1 to 5 years	More than 5 years
Purchase commitments	322.5	73.5	179.3	69.7
Sale commitments	192.5	74.3	118.2	-

(d)

Management of equity risk

As of December 31, 2005, Veolia Environnement held 15,990,242 of its own shares with a market value of €611.5 million, including €453 million offset against equity. As part of the cash management, Veolia Environnement holds UCITS shares. Those UCITS are considered as monetary UCITS and are not subject to equity risks.

(E)

Management of counterparty risk

The Group minimizes counterparty risk through internal control procedures limiting the choice of counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor’s or Fitch’s rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies.

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes all cash surpluses of Group entities. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group treasury and financing department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the treasury and financing department back-office. The Group does not expect any counterparties to default. The Group is not exposed to any risk as a result of concentration.

(f)

Management of liquidity risk

The operational management of liquidity and short-term financing is managed by the Treasury Department.

Similarly, new financing is secured and managed centrally in order to optimize liquidity.

The Group secures financing on the bank lending market, the commercial paper market, international bond markets and international private placement markets.

The treasury and financing department ensures the liquidity of the Group at all times, while taking into account the general conditions of the market. A liquidity report is prepared monthly and reviewed during the markets meeting.

(€ million)	As of December 31, 2005	As of December 31, 2004
Veolia Environnement
Undrawn MT syndicated loans	4,069.0	3,500.0
Undrawn MT credit lines	725.0	915.0
Undrawn ST credit lines	250.0	643.1
Marketable securities (*)	-	1,335.2
Cash and cash equivalents	953.6	2,416.5
Subsidiaries:
Marketable securities	60.7	66.4
Cash and cash equivalents	1,382.5	1,218.7
Total	7,440.8	10,094.9

(*) Treasury shares no longer fall within the definition of liquidity.

As of December 31, 2005, Veolia Environnement had total liquidities of €7.4 billion, including cash and cash equivalents and marketable securities of €2.4 billion.

Central cash surpluses are managed with a profitability objective close to that of the monetary market and avoiding exposure to capital risk by maintaining a low level of volatility. Investment supports primarily comprise UCITS, negotiable debt instruments (certificates of deposit, etc.) and equivalent.

In 2005, the Group continued its policy of optimizing the cost and maturity of its liquidity by:

refinancing the €3.5 billion syndicated loan: on April 21, 2005, Veolia Environnement signed a new 7-year €4.0 billion syndicated loan to refinance the 5-year €3.5 billion syndicated loan set-up on February 19, 2004. In addition to extending the maturity of the liquidity, this refinancing secured a significant reduction in the cost of the line.

VEOLIA - Form 20-F | F-35

Back to contents

renegotiating credit lines: Veolia Environnement continued negotiations aimed at extending the maturity of existing bilateral credit lines, renewing credit lines that mature and implementing new, mainly medium-term, credit lines. The average maturity of these bilateral credit lines has almost doubled, increasing from just over 2 years to 4 years.

Syndicated loan and bilateral credit line documentation does not contain any disruptive coverage financial covenants.

Given the liquidity position of the Group, liquidity risk would currently appear to be low or even nil.

Note 35

Employee benefits

Share-based Compensation

Veolia Environnement share purchase and subscription option plans

The Group does not have any cash-settlement plans.

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management. The only share purchase plan was created on June 23, 2000.

Outstanding option plans at the end of 2005 were as follows:

	N°5	N°4	N°3	N°2	N°1
	2004	2003	2002	2001	2000
Grant date	12/24/2004	03/24/2003	01/28/2002	02/08/2001	06/23/2000
Number of options granted	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Number of options after legal adjustments	3,341,600	5,192,635	4,418,959	3,526,446	784,201
Number of options not exercised	3,299,652	4,672,803	4,134,649	3,339,970	517,270*
Plan term	8 years	8 years	8 years	8 years	8 years
Vesting conditions	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service	3 years service plus performance conditions to be satisfied
Average strike price (in euros)	24.72	22.50	37.25**	41.25**	31.92**

*

Given the performance criteria, the number of options effectively exercisable has been reduced.

**

Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increase with retention of preferential subscription rights on August 2, 2002). The initial strike prices for plans n°1, n°2 and n°3 were €32.50, €42.00 and €37.53 respectively.

The Group did not grant any ordinary share options or ADS share options in 2005.

In 2004, the Group granted 3,341,600 share options to three employees groups. The first group comprised Veolia Environnement management, including members of the Veolia Environnement Executive Committee, the second group comprised senior Group executives and the third group comprised key Group employees. Given 2005 results, the options have definitively vested, subject to continued presence in the company.

The estimated fair value of each option granted in 2004, calculated using the binomial method, is €6.56. This value is based on the following underlying assumptions: share price of €25.89, expected volatility of 21.45%, expected dividend rate of 2.1%, risk-free interest rate of 3.4%. The number of options granted is based on the level of ROCE, which is taken into account in calculating both the number of options vested and the compensation expense.

Given the progressive vesting conditions based on length of presence in the company, the compensation expense for 2005 and 2004 is €16.2 million and €6.8 million respectively.

Information about share purchase and subscription options granted in 2005 and 2004 are as follows:

	Number of shares outstanding	Weighted average strike price(in € )
As of December 31, 2003	13,743,800	32.71
Granted	3,510,041	25.28
Exercised	-	-
Cancelled	(470,084)	32.38
Expired	-	-
As of December 31, 2004	16,783,757	30.93
Granted	-	-
Exercised	(168,692)	33.07
Cancelled	(650,721)	28.43
Expired	-	-
For the year ended December 31, 2005	15,964,344	31.01

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2005 are as follows:

Strike price	Number of options outstanding	Average strike price (in € )	Average residual term (in years)	Number of options vested
20-25	7,972,455	23.42	5.83	4,364,007
30-35	517,270	31.92	2.48	517,270
35-40	4,134,649	37.25	4.08	4,134,649
40-45	3,339,970	41.25	3.11	3,339,970
	15,964,344	31.01	4.76	12,355,896

In 2005, the average strike price of options exercised during the period was €30.94.

As of December 31, 2005, 7,991,888 options were available for exercise.

Employees savings plans

Veolia Environnement has introduced savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Employees benefit from a 20% discount compared with the average Veolia Environnement share price during the 20 business days preceding the date of authorization of these plans by the Board of Directors. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

VEOLIA - Form 20-F | F-36

Back to contents

Shares subscribed by Veolia Environnement employees:

	2005	2004
Number of shares	1,281,931	1,351,468
Amount subscribed (€ millions)	30.5	25.3

In 2004, a compensation expense of €3.6 million was recorded in respect of the Group's contribution to the 2004 savings plan.

In 2005, a compensation expense of €14.1 million was recorded in accordance with IFRS 2 on share-based payments.

Pension plans and other post-employment benefits

a- Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit (company or multi-employer) and defined contribution pension plans in favor of employees and other post-employment benefits.

The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2005 of €830 million, and in France with a pension obligation as of December 31, 2005 of €357 million, notably in respect of retirement termination payments. Benefits are based on the remuneration and length of services of employees.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. These pension plans are accounted for as defined contribution plans as the information on the plans required by IAS 19 is not available and the Group does not have a consistent and reliable basis on which to allocate the obligation, plan assets and costs among the different entities participating in the plans. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 16,550 employees. The corresponding expense recorded in the Income statement is equal to annual contributions. The expense of €18.4 million in respect of 2005 is not included in the following tables.

In addition, Group companies have defined contribution plans in the majority of countries where the Group is present. Expenses incurred by the Group under these plans are not included in the following tables and total €37.1 million for 2005.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b- The following tables present the resulting obligations in respect of defined benefit pension plans and other post-employment benefits

(€ million)	Pension Plans		Other post-employment benefits
Change in the benefit obligation	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004
Benefit obligation at beginning of year	1,103.4	994.1	24.5	3.1
Current service cost	49.7	62.9	0.6	0.4
Interest cost	57.6	48.4	1.3	1.5
Plan participants’ contributions	6.5	4.8	-	-
Benefit obligation assumed on acquisition of subsidiaries	33.4	3.5	-	-
Benefit obligation transferred on disposal of subsidiaries	(0.8)	(35.1)	-	-
Curtailments / liquidations	(9.5)	(3.9)	(3.1)	-
Actuarial loss (gain)	237.8	45.7	(1.0)	-
Benefits paid	(66.5)	(46.0)	(1.5)	(1.9)
Plan amendments	4.7	20.8	-	8.0
Other (incl. changes in consolidation scope and foreign exchange translation)	41.1	8.2	5.1	13.4
(1) Benefit obligation at end of year	1,457.4	1,103.4	25.9	24.5

(€ million)	Pension Plans		Other post-employment benefits
Change in plan assets	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004
Fair value of plan assets at beginning of year	714.2	668.5		-
Expected return on plan assets	46.2	38.5	-	-
Actuarial gains (losses)	57.2	21.7	-	-
Group contributions	64.3	39.9	-	-
Plan participants’ contributions	6.5	4.8	-	-
Plan assets acquired on acquisition of subsidiaries	0.1	-	-	-
Plan assets transferred on disposal of subsidiaries	-	(27.5)	-	-
Curtailments / liquidations	(3.6)	(0.3)	-	-
Benefits paid	(39.8)	(28.6)	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	22.1	(2.7)	-	-
(2) Fair value of plan assets at end of year	867.2	714.2	-	-

Group pension plan assets were invested as follows as of December 31, 2005 and 2004 :

	As of December 31, 2005	As of December 31, 2004
Shares	47%	42%
Bonds and debt instruments	36%	36%
Insurance risk free funds	10%	12%
Cash	6%	8%
Other	1%	2%

VEOLIA - Form 20-F | F-37

Back to contents

(€ million)	Pension Plans		Other post-employment benefits
	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004
Funded status = (2) – (1)	(590.2)	(389.1)	(25.9)	(24.5)
Unrecognized past service costs	33.2	36.4	7.7	7.6
Unrecognized actuarial gains (losses)	-	-	-	-
Other	(2.8)	(2.0)	0.8	-
Net obligation	(559.8)	(354.7)	(17.4)	(16.9)
Provisions	(560.2)	(368.5)	(17.4)	(16.9)
Prepaid benefits	0.4	13.8	-	-

The Projected Benefit Obligation (PBO) is €284.3 million for unfunded defined benefit plans and €1,173.1 million for partially and fully funded plans as of December 31, 2005, compared with €223.4 million and €880.0 million respectively at the end of 2004.

The actual return on plan assets was €103.4 million in 2005, compared to €60.2 million in 2004.

Employer contributions in 2005 include exceptional contributions in the United Kingdom of €24 million.

The Group plans to make contributions of €40 million to defined benefit plans in 2006.

Amounts recognized in the Income statement for the period are as follows:

(€ million)	Pension Plans		Other post-employment benefits
	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004
Current service cost	49.7	62.9	0.6	0.4
Interest cost	57.6	48.4	1.3	1.5
Expected return on plan assets	(46.2)	(42.7)	-	-
Past service costs recognized in the year	2.4	0.9	0.5	0.2
Curtailments / liquidations	(4.9)	(0.1)	-	(6.8)
Other	4.6	(4.3)	-	-
Net expense recognized in the Income statement	63.2	65.1	2.4	(4.7)

c- Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented. Group assets in France are primarily invested with insurance companies and the long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and long-term rates of return are based on long-term market performance statistics.

Pension Plans

Employees pension obligations as of December 31, 2005 and 2004 are based on the following average assumptions:

Pension Obligations	As of December 31, 2005	As of December 31, 2004
Discount rate	4.45%	5.0%
Expected rate of salary increase	3.3%	3.8%

Periodic pension benefit obligations for 2005 and 2004  are based on the following average assumptions:

	As of December 31, 2005	As of December 31, 2004
Discount rate	5.0%	5.4%
Expected return on plan assets	6.3%	6.6%
Expected rate of salary increase	3.8%	3.8%
Average residual life expectancy (in years)	15.0	15.0

The actual return on plan assets in 2005 and 2004 was 14.3% and 9.1% respectively. This increase in the actual return was mainly due to the good performance of Group pension funds in the United Kingdom.

Other post-employment benefits

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	2005	2004
Assumed rate of increase in health costs in the coming year	8.4%	8.6%
Target rate of increase in costs	4.2%	4.2%
Year long-term rate is expected to stabilize	2016	2016

Assumptions concerning increases in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in growth assumptions increases the post-employment benefit obligation by €1.6 million, while a 1% decrease in growth assumptions decreases the post-employment benefit obligation by €1.4 million.

Assumptions concerning the growth in health insurance costs have minimal impact on the current service cost.

Amounts for the current period are as follows:

(€ million)	2005
	Pension Plans	Other post-employment benefits
Benefit obligation at year end	(1,457.4)	(25.9)
Fair value of plan assets at year end	867.2	-
Funded status of plan	(590.2)	(25.9)
Actuarial gains (losses) / experience adjustments on liabilities	(15.6)	1.6
Actuarial gains (losses) / experience adjustments on plan assets	57.2	-

VEOLIA - Form 20-F | F-38

Back to contents

Note 36

Main acquisitions in 2005

Acquisition of B.V.A.G.

On January 10, 2005, the Water Division purchased a 74.9% interest in the company Braunschweiger Versorgungs AG including subsidiaries in partner’ship with Kraftwerk Mehrum & Energienetze Braunschweig GmbH.

This company manages the water supply, the municipal heating, electricity and gas network of the city of Braunschweig (Germany) in the framework of a concession contract.

This transaction was recognized using the purchase accounting method.

The net assets acquired and the goodwill recognized break down as follows:

(€ million)	Net carrying amount of net assets	Fair value adjustments	Fair valueof net assets
Intangible assets	3	23	26
Property, plant and equipment	329	102	431
Financial assets	48	-	48
Deferred tax assets	18	(8)	10
Working capital assets	39	1	40
Cash and cash equivalents	47	-	47
Provisions	(18)	(2)	(20
Working capital liabilities	(48)	1	(47)
Deferred tax liabilities	(90)	(43)	(133)
Borrowings	(3)	-	(3)
Minority interests Energienetze Braunschweig GmbH	(1)	-	(1)
Total net assets	324	74	398
Net assets purchased (74.9%)			298
Residual goodwill			76
Purchase price			374
Cash flows relating to the acquisitions			327
Purchase price			374
Cash transferred in			47

The portion of the purchase price allocated to intangible assets corresponds to the value of the contract acquired. The portion of the purchase price allocated to property, plant and equipment takes terms and conditions into account regarding the value of the assets to be returned at the end of the contract..

Residual goodwill of €75.8 million mainly corresponds to the Group’s ability to renew the contracts, commercial development potential and potential savings in operating expenses and capital expenditure.

B.V.A.G. contributed €349.6 million to Revenue of the Group in 2005.

Acquisition of ZEC Lodz

In August 2005, the Energy Services Division signed a contract for the acquisition of the company managing the urban heating network of the town of Lodz in Poland for a consideration of €171.1 million (Group share).

The acquisition took effect on October 1, 2005.

This transaction was recognized using the purchase accounting method. However, purchase price allocation procedures had not been completed as of December 31, 2005 and as such, the fair value of assets and liabilities adopted at the balance sheet date and presented below is provisional:

(€ million)	Fair valueof net assets
Intangible assets	1
Property, plant and equipment	131
Financial assets	2
Deferred tax assets	25
Working capital assets	17
Cash and cash equivalents	6
Provisions	(18)
Working capital liabilities	(24)
Deferred tax liabilities	-
Borrowings	(5)
Total net assets	135
Net assets purchased (85.0%)	115
Residual goodwill	56
Purchase price	171
Cash flows relating to the acquisitions	154
Purchase price	171
Cash transferred in	17

Lodz contributed €41.9 million to Revenue from ordinary activities of the Group in 2005 (one activity quarter).

VEOLIA - Form 20-F | F-39

Back to contents

Note 37

Construction contracts

(€ million)	As of December 31, 2005	As of December 31, 2004
Construction contracts in progress / Assets (A)	54.8	41.7
Construction contracts in progress / Liabilities (B)	73.3	70.8
Construction contracts in progress, net (A - B)	-18.5	-29.1

Incurred costs including income and losses accounted for up to date (C)	1,153.3	822.7
Issued invoices (D)	1,171.8	851.8
Construction contracts in progress, net (C - D)	-18.5	-29.1

Customers pre-paid amounts	195.4	107.7

Note 38

Concession contracts

In the course of its business, Veolia Environnement provides collective services (distribution of drinking water and heating, passenger transport network, household waste collection, etc.) to local authorities who pay a price based on services rendered.

These collective services (also known as services of general interest or general economic interest or public services) are generally managed by Veolia Environnement under contracts entered into at the request of public bodies which retain control thereof.

Concession contracts involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:

➢

These contracts define “public service obligations” in return for a remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term.

➢

Veolia Environnement can, in certain cases, be responsible for a given service as it holds the service support network (water/heat distribution network, water treatment network). Such situations are the result of full or partial privatizations. Provisions impose public service obligations and the means by which the local authority may recover control of the concession holder.

These contracts generally include price review clauses. These clauses are mainly based on cost trends, inflation, changes in tax and/or other legislation and occasionally on changes in volumes and/or the occurrence of specific events changing the profitability of the contract.

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed under public service contracts. Resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and expensed as incurred, and where appropriate, a provision for future maintenance and repair costs is recorded.

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group segments.

Water:

Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass the full water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation affermage contracts with a term of 8 to 20 years. They concern the distribution of drinking water and the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

Abroad, Veolia Environnement renders its services under contracts which reflect local legislation, the economic situation of the country and the investment needs of each partner.

These contracts are generally concession contracts, service contracts or O&M (Operate & Manage) and BOT contracts with an average term of between 7 and 40 years, and sometimes longer.

Contracts can also be entered into with public entities in which Veolia Environnement purchased an interest on their partial privatization. The profitability of these contracts is not fundamentally different from other contracts, but operations are based on a partnership agreement with the local authority.

Waste management:

Both in France and abroad, Veolia Environnement generally operates under concession contracts for the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

Energy services:

Veolia Environnement has developed a range of energy management activities: heating and cooling networks, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integration services for the comprehensive management of buildings and electrical services on public roadways.

The main contracts concern the management of heating and air-conditioning networks under urban concessions or on behalf of local authorities or building complexes (hospitals, etc.).

In Eastern Europe, Veolia Environnement’s Energy Services Division provides services under mixed partial privatizations or through public-private partnerships with local authorities responsible for the production and distribution of thermal energy.

Transportation

Veolia Environnement’s transportation Division provides passenger transport services on behalf of local, regional and national public authorities.

Veolia Environnement primarily provides these services in France and abroad under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

VEOLIA - Form 20-F | F-40

Back to contents

Note 39

Finance Leases and Operating Leases

Assets financed by finance lease

Assets financed by finance leases as of December 31, 2005 are as follows:

(€ million)	Property, plant and equipment, net	IFRIC 4 loans, net	Total

As of December 31, 2005	664.4	260.6	925.0
As of December 31, 2004	687.2	283.2	970.4

The Group acquires certain operating assets and investment properties under finance lease. Future minimum lease payments total €1,081 million as of December 31, 2005. The present value of minimum lease payments of €904 million as of December 31, 2005 is recorded in borrowings (€802.0 million in long-term borrowings and €102 million in short-term borrowings).

As of December 31, 2005, future minimum lease payments under these contracts were as follows:

(€ million)	Finance lease [in the BS]
2006	177.9
2007	151.8
2008	127.7
2009	106.9
2010	91.7
2011 and thereafter	425.0
Total future minimum lease payments	1,081.0
Less amounts representing interests	176.9
Present value of minimum lease payments (finance leases)	904.1

Assets financed by operating lease

In addition, the Group enters into operating leases (mainly for transportation equipment).

The future minimum lease payments under operating leases amount to €1,894.5 million as of December 31, 2005, compared to €1,754.7 million as of  December 31, 2004.

As of December 31, 2005, future minimum lease payments under these contracts break down by date as follows:

(€ million)	Operating lease
2006	425.5
2007	395.8
2008	354.2
2009	237.5
2010	168.5
2011 and thereafter	313.0
Total future minimum lease payments	1,894.5

Note 40

Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below:

(€ million)	As of December 31, 2005	As of December 31, 2004
Non-current assets	5,629.7	4,983.3
Current assets	2,448.4	2,322.2
Total assets	8,078.1	7,305.5
Equity attributable to equity holders of the parent	1,378.3	1,201.6
Minority interests	765.7	703.4
Non-current liabilities	3,210.0	2,703.2
Current liabilities	2,724.1	2,697.3
Total equity and liabilities	8,078.1	7,305.5

(€ million)	For the year ended December 31,
	2005	2004
Income statement data
Revenue	3,611.4	3,064.5
Operating income	442.9	315.0
Net income for the year	105.5	141.7
Financing data
Operating cash flow	681.9	412.0
Investing cash flow	(501.9)	(498.3)
Financing cash flow	(276.1)	198.2

The main contributions of proportionately consolidated companies were as follows:

•

BWB (Berlin water services company) in Germany is 50% consolidated and contributed revenue of €551 million, operating income of €187 million and borrowings of €1,452 million;

•

Dalkia International is consolidated 75.79% and contributed revenue of €1,384 million;

•

The Proactiva Group in South America contributed revenue  of €112 million.

The increase in revenue is attributable in the amount of €334 million to Dalkia. The increase in operating income is mainly attributable to the Water Division and Dalkia.

VEOLIA - Form 20-F | F-41

Back to contents

Note 41

Tax reviews

In the normal course of their business, the Group's subsidiaries are subjected to regular tax reviews in France and abroad.

In 2005, most of the tax reviews carried out in the French companies of the four segments did not result in the notification of revised assessments. The Group is currently in discussion with the tax authorities regarding the revised assessments outstanding as of December 31, 2005. Given both legislative changes at the end of 2005 and the nature of discussions, the Group expects its position to prevail with regard to differences in principle and the most material amounts. Reviews which could lead to additional tax expenses were adequately provided.

The Group operates in nearly 65 countries and is regularly reviewed outside France. Tax reviews are presently in progress in Germany and in the United States of America, two significant markets for the Group. (Strong involvement throughout the tax review process in both countries enabled the matters subject to verification to be identified and significantly reduced). Where necessary, claims and outstanding tax matters in respect of which a claim has not been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

Note 42

Commitments and contingencies

Specific commitments given

Southern Water operation

In 2003, the Company refinanced its investment in Southern Water. As a result, the company signed an initial contract with Société Générale Bank et Trust SA (“SGBT”) on June 30, 2003 and a subsequent contract with CDC Ixis on July 18, 2003. The terms of these contracts are as follows:

SGBT and CDC Ixis each subscribed for £110 million of non-voting preferred shares issued by Southern Water and previously acquired by Veolia Water UK.

SGBT and CDC Ixis each hold a put option, maturing in 5 years, allowing them to sell the non-voting preferred shares to Veolia Environnement at an average strike price based on a price adjusted by an annual yield of 5.5%.

The put options concern unlisted companies for which the fair value cannot be determined with sufficient reliability. No impairment losses had been identified in respect of these put options as of December 31, 2005.

Replacement obligation

The Group and its water and heat distribution subsidiaries, as part of their contractual obligations under concession contracts and in return for the revenue they receive, assume responsibility for the replacement of assets of the publicly-owned utility networks they manage. The Group estimates future expenditure required in this regard over the remaining term of the relevant contracts at €2.3 billion (€1.8 billion for Water and €0.5 billion for Energy Services). This expenditure will either be expensed immediately or amortized over the shorter of the estimated useful life of the assets concerned or the contract period, according to the contract terms.

Performance bonds issued for US subsidiaries

Insurance companies have issued performance guarantees in connection with the activities of the Group’s US subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of $1.4 billion (drawn $0.2 billion at December 31, 2005).

Specific Berlin contract commitments

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from land owners who present claims for payments. The cost to the Group could total €610 million (50%).

Agreements with EDF

Veolia Environnement granted to EDF a call option for all of its Dalkia shares supposing that an EDF competitor takes control of the company. Likewise EDF granted to Veolia Environnement a call option for all of Dalkia shares supposing that EDF status changes and aVeolia Environnement competitor, acting alone or together, takes control of EDF. Failing an agreement on share transfer price, the latter would be decided by an expert.

Breakdown by maturity of specific commitments given

Specific commitments given(€ million)	As of December 31, 2004	As of December 31, 2005	Maturity
			Less than 1 year	1 to 5 years	More than 5 years
Southern Water Put	312	321	-	321	-
Water replacement obligations	1,756	1,819	381	759	679
Dalkia replacement obligations	530	535	68	335	132
Performance bonds issued by VE for US subsidiaries	147	145	3	-	142
Specific Berlin contract commitment (50%)	610	610	5	374	231
Specific commitments given	3,355	3,430	457	1,789	1,184

Other commitments given

Other commitments and contingencies include neither cash and other collaterals supporting borrowings (see note 43) nor specific commitments and contingencies described above.

VEOLIA - Form 20-F | F-42

Back to contents

Other commitments and contingencies are as follows:

(€ million)	As of December 31, 2004	As of December 31, 2005	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Operational guarantees	2,713.9	2,963.5	548.5	1,462.0	953.0
Financial guarantees
Debt guarantees	154.6	250.8	55.5	99.5	95.8
Warranty obligations given	488.7	515.5	13.8	164.1	337.6
Commitments given
Obligations to buy	101.0	94.6	20.6	64.9	9.1
Obligations to sell	28.5	8.6	8.6	-	-
Other commitments given
Letters of credit	578.5	819.7	282.0	515.8	21.9
Other commitments given	807.0	772.2	160.6	336.5	275.1
Other commitments given	4,872.2	5,424.9	1,089.6	2,642.8	1,692.5

Operational guarantees: in the course of their normal activities, the Group's subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Warranty obligations given: these include guarantees linked to the sale of Water activities in the United States for €368 million and the sale of Connex Transport UK Ltd for €24.9 million.

Obligations to buy: these include commitments given by Group companies to purchase shares in other companies or invest. As of December 31, 2005 these commitments mainly concerned the Transportation Division (€18.8 million), the Waste Management Division (€43.8 million) and the Water Division (€19.8 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of the appreciation of the US dollar on commitments and contingencies is approximately +€160 million and mainly concerns the Water Division.

Other commitments and contingencies given break down by division as follows:

(€ million)	As of December 31, 2005	As of December 31, 2004

Water	2,388.4	2,334.5
Waste Management	715.2	645.2
Energy Services	541.6	497.7
Transportation	274.4	216.7
Proactiva	10.3	12.9
Holding companies	1,439.8	1,131.1
Other	55.2	34.1
Total	5,424.9	4,872.2

Lease contracts are analyzed in Note 39.

Litigation (not accounted for)

The Group is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, management considers, in accordance with IAS 37 criteria, that a provision is not necessary at the balance sheet date.

Commitments received

(€ million)	As of December 31, 2005	As of December 31, 2004

Guarantees received	1,759.1	1,031.3
Debt guarantees	190.5	101.8
Warranty obligations received	27.4	30.2
Other guarantees received	1,541.2*	899.3

* Including €630.5 million in respect of commitments under electricity contracts with EDF and €566.9 million in respect of greenhouse gas emission allowances for 2006 (€283.4 million) and 2007 (€283.4 million).

The change in commitments received compared to December 31, 2004 is mainly due to commitments in respect of greenhouse gas emission allowances for 2006 and 2007 in the Energy Services Division (application of the Kyoto protocol from 2005) of €567 million.

Note 43

Cash and other collaterals supporting borrowings

As of December 31, 2005, €906 million in borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in million of euro) :

Type of pledge/mortgage	Amount pledged (a)	Total balance sheet amount (b)	Corresponding % (a) / (b)
On intangible assets	2	1,172	0.17%
On property, plant and equipment	461	12,352	3.73%
On financial assets *	408	-	-
Total non-current assets	871	-	-
On current assets	35	13,542	0.26%
Total assets	906	-	-

*

As financial assets pledged as collateral are essentially shares of consolidated subsidiaries, the ratio is not significant.

VEOLIA - Form 20-F | F-43

Back to contents

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2004	As of December 31, 2005	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Intangible assets	1	2		2
Property, plant and equipment	253	461	58	171	232
Mortgage pledge	92	92	-	-	92
Other PP&E mortgage pledge (1)	161	369	58	171	140
Financial assets	374	408	58	69	281
VW Korean Co Hynix (2) (4)	47	28	28	-	-
Chengdu (2) (4)	47	49	2	7	40
VW Korean Daesan (3) (4)	35	24	24	-	-
Samsung VW Inchon (2) (4)	48	65	4	23	38
Defluent (2) (4)	40	74	-	25	49
Cle Brazil	16	14	-	14	-
Crivina (2) (4)	26	34	-	-	34
Shenzhen (2) (4)	89	105	-	-	105
PPC (2)	9	-	-	-	-
Connex Regiobahn	9	6	-	-	6
Taitung (2) (5)	3	4	-	-	4
Technoborgo (2) (4)	5	5	-	-	5
Current assets	38	35	5	10	20
Pledges on trade receivables	24	32	3	10	19
Pledges on inventories	14	3	2	-	1
Total	666	906	121	252	533

(1)

mainly equipment and traveling systems.

(2)

100% of equity pledged as collateral.

(3)

95% of equity pledged as collateral.

(4)

Consolidated company as of December 31, 2005.

(5)

Equity associate as of December 31, 2005.

Note 44

Related party transactions

Relations with Vivendi Universal

On December 24, 2004, Veolia Environnement acquired 8,128,440 Veolia Environnement shares from Vivendi Universal for €194.8 million.

As of December 31, 2005, Vivendi Universal owned only 5.3% of the share capital of Veolia Environnement.

As former majority shareholder, Vivendi Universal granted a number of guarantees in favor of Veolia Environnement which have been transferred. The maximum amount of guarantees not yet transferred totaled €15.7 million as of December 31, 2005.

For the purposes of its telephone network, Veolia Environnement has two contracts with SFR and NeufCegetel which were entered into on an arm’s length basis.

Relations with BNP Paribas (1.8% of share capital), Société Générale (2% interest in Veolia Environnement) and Caisse des Dépôts et Consignations (8.8% interest in Veolia Environnement)

Management of these three shareholder financial groups is represented on the Board of Directors of Veolia Environnement.

Veolia Environnement has financing relations with these three institutions comprising global financing arrangements (syndicated loans, bilateral credit lines), structured financing (“Dailly law” discounting of receivables and securitization program, Southern Water and financing of the automobile pool) and cash management. Relations are remunerated at market rates.

Regarding financial management of replacement expenses, Vivendi Universal committed itself to pay an indemnity to the company but it transferred this obligation to the Société Générale by perfect delegation contract of December 21, 2004. Consequently Vivendi Universal has no more commitment towards Veolia Environnement‘s replacement expenses. On the orher hand, the Société Générale, holder of 2% of share capital and considered to be a related party, owes Veolia Environnement a maximum indemnity for €136.3 million as of December 31, 2005, payable each year until 2010 according to the contract terms. For the year 2005, Veolia Environnement asked the Société Générale for an amount of €36.2 million.

Relations with Electricité de France (4% interest in Veolia Environnement)

EDF has a 4% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% direct interest in Dalkia International.

In accordance with the 97-07 Decree., EDF purchases electricity produced in France by Dalkia cogeneration power plants at a guaranteed fixed price for 2005/2006. Electricity sold by Dalkia to EDF in 2004 and 2005 totaled €414.8 million and €455.0 million respectively.

Compensation of Executive Committee members and directors

Chairman and Chief Executive Officer

The following table presents the total gross compensation (fixed and variable compensation, directors’ fees and employee benefits) paid to Henri Proglio during 2004 and 2005.

(in € )	Compensation			Directors fees’ paid by controlled companies	Employee benefits(1)	Total gross compensation
	Fixed	Variable	VE directors’ fees
Compensation paid in 2004	900,000	473,620(2)	24,517	70,395	3,898	1,472,430
Compensation paid in 2005	944,996	850,000(3)	34,000	70,912	2,616	1,902,524

a.

Company car

b.

Variable compensation paid in 2004 in respect of 2003.

c.

Variable compensation paid in 2005 in respect of 2004.

Henri Proglio is a member of the collective pension plan granted to Group Executive management.

VEOLIA - Form 20-F | F-44

Back to contents

Directors

Directors’ fees paid in 2005 totaled €595,522.

Executive Committee members compensation (excluding the Chairman and Chief Executive Officer)

	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2004	2,280,000	1,048,800(1)	3,328,800
Compensation paid in 2005	2,393,989	1,539,360(2)	3,933,349

(1)

Including variable compensation paid in 2004 in respect of 2003.

(2)

Including variable compensation paid in 2005 in respect of 2004.

Share purchase and subscription options

Share purchase or subscription options granted to the Chairman and Chief Executive Officer in 2005 and options exercised during the year: Nil

Share purchase or subscription options granted to Executive Committee members in 2005 and options exercised during the year: Nil

Relations with investments accounted for using the proportionate consolidation method

Veolia Environnement granted a loan of €99.3 million to Dalkia International, proportionately consolidated at 75.79%.

As part of the refinancing of the Berlin water services company acquisition debt, Veolia Environnement guaranteed in the amount of €675 million the obligations of RVB, proportionately consolidated at 50%.

Note 45

Consolidated employees

Consolidated employees*  break down as follows:

By category	As of December 31, 2005	As of December 31, 2004
Executives	24,523	25,350
Employees	217,104	210,171
Consolidated employees	241,627	235,521

* Consolidated employees is equal to the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included in the percentage of consolidation. Employees of equity associates are not included.

By Division	As of December 31, 2005	As of December 31, 2004
Water	62,599	58,801
Waste Management	69,012	66,923
Energy Services	39,429	36,767
Transportation	66,089	54,726
Proactiva	4,084	3,755
FCC	-	14,148
Other	414	401
Consolidated employees	241,627	235,521

By method of consolidation	As of December 31, 2005	As of December 31, 2004
Fully consolidated companies	208,072	191,579
Proportionately consolidated companies	33,555	43,942
Consolidated employees*	241,627	235,521

*

In 2004, FCC exited the consolidation scope on June 30, 2004 (included 50% for 6 months of the year) and since then Proactiva is accounted for using the proportionate consolidation method.

Note 46

Greenhouse gas emission rights

The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions to limit further increases. At an international level, the Kyoto protocol, finalized in 1997, came into effect in February 2005. At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, a trading system for carbon gas emission allowances. This trading system came into effect at the beginning of 2005.

Group allowances granted, sold or consumed during 2005 break down as follows:

Volume in thousands of tones	As of January 1, 2005	Granted	Purchased / sold	Consumed	As of December 31, 2005
France	-	4,334.5	(1,184.6)	(3,020.3)	129.6
Czech Republic	-	3,811.1	(250.1)	(3,405.6)	155.4
Poland	-	3,598.9	-	(3,308.0)	290.9
Lithuania	-	1,739.1	-	(903.1)	836.0
Estonia	-	393.5	(189.5)	(169.5)	34.5
Germany		1,200.3	20.0	(1,349.6)	(129.3)
Other	-	340.1	-	(323.0)	17.1
Total	-	15,417.5	(1,604.2)	(12,479.1)	1,334.2

The Group’s operations can be described as “normal”.

Based on expected future greenhouse gas emissions, the Group does not expect to be in a negative position in the medium-term.

Income from the sale of 1,604.2 thousand tons of greenhouse gas emission allowances totaled €35.9 million.

VEOLIA - Form 20-F | F-45

Back to contents

In accordance with contract terms and conditions, a portion of the allowances sold involved the retrocession of allowances to customers  for €13 million in 2005.

A provision was recorded in respect of the allowance deficit in Germany.

Based on a market price of €21.5 as of December 31, 2005, excess emission allowances after consumption of 1,334.2 thousands tons of greenhouse gas can be valued at €28.7 million, before a possible retrocession to customers.

Note 47

Segment information

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

Business segments

Revenue by segment (€ million)	For the year ended December 31,
	2005	2004

Water	8,888.7	7,777.4
Waste Management	6,604.1	6,214.4
Energy Services	5,402.4	4,919.8
Transportation	4,349.7	3,588.7
Revenue as per consolidated income statement	25,244.9	22,500.3

Inter-segment revenue (€ million)	For the year ended December 31,
	2005	2004

Water	10.0	6.7
Waste Management	55.9	42.3
Energy Services	29.7	28.4
Transportation	5.1	5.0
Inter-segment revenue	100.7	82.4

Operating income by segment (€ million)	For the year ended December 31,
	2005	2004

Water	1,007.3	799.5
Waste Management	530.5	467.5
Energy Services	326.1	250.3
Transportation	114.1	31.4
Total business segments	1,978.0	1,548.7
Unallocated operating income	(85.1)	(68.1)
Operating income as per consolidated income statement	1,892.9	1,480.6

Net charge to operating depreciation, amortization and provisions by segment (€ million)	For the year ended December 31,
	2005	2004

Water	(534.3)	(440.1)
Waste Management	(523.4)	(552.5)
Energy Services	(161.9)	(64.8)
Transportation	(170.5)	(232.9)
Total business segments	(1,390.1)	(1,290.3)
Unallocated net charge to operating depreciation, amortization and provisions	(60.1)	(41.2)
Net charge to operating depreciation, amortization and provisions	(1,450.2)	(1,331.5)

Impairment losses by segment as of December 31, 2005 (€ million)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.5)	(48.0)	(63.9)	(6.0)	(11.6)	(237.0)
Reversals of impairment losses recognized in net income	90.9	42.2	39.5	5.1	6.8	184.5
Net income impact	(16.6)	(5.8)	(24.4)	(0.9)	(4.8)	(52.5)

VEOLIA - Form 20-F | F-46

Back to contents

Impairment losses by segment as of December 31, 2004 (€ million)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(103.1)	(34.7)	(41.2)	(74.1)	(10.1)	(263.2)
Reversals of impairment losses recognized in net income	105.2	40.8	31.1	4.8	5.5	187.4
Net income impact	2.1	6.1	(10.1)	(69.3)	(4.6)	(75.8)

Share of net income of associates by segmen t€ million)	For the year ended December 31,
	2005	2004

Water	10.8	6.7
Waste Management	1.6	9.8
Energy Services	1.9	4.2
Transportation	0.6	(1.5)
Total business segments	14.9	19.2
Unallocated share of net income of associates	-	5.0
Share of net income of associates as per consolidated income statement	14.9	24.2

Assets by segment as of December 31, 2005 (€ million)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,052.4	1,527.7	836.3	446.7	-	4,863.1
Intangible assets and property, plant and equipment, net	7,488.3	3,566.6	1,203.9	1,148.6	115.6	13,523.0
Working capital assets	5,168.3	2,343.4	3,140.5	989.9	243.6	11,885.7
Total segment assets	14,709.0	7,437.7	5,180.7	2,585.2	359.2	30,271.8
Investments in associates	131.4	53.8	10.6	5.7	-	201.5
Other assets					5,836.1	5,836.1
Total assets	14,840.4	7,491.5	5,191.3	2,590.9	6,195.3	36,309.4

Assets by segment as of December 31, 2004 (€ million)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	1,914.9	1,403.6	762.9	302.2	-	4,383.6
Intangible assets and property, plant and equipment, net	6,656.6	3,142.9	1,068.3	1,050.0	99.5	12,017.3
Working capital assets	4,446.6	2,188.4	2,874.3	809.5	626.7	10,945.5
Total segment assets	13,018.1	6,734.9	4,705.5	2,161.7	726.2	27,346.4
Investments in associates	123.4	59.9	10.4	4.9	20.6	219.2
Other assets					8,260.3	8,260.3
Total assets	13,141.5	6,794.8	4,715.9	2,166.6	9,007.1	35,825.9

Liabilities by segment as of December 31, 2005 (€ million)	Water	Waste Management	Energy Services	Transport-ation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,023.0	573.2	509.3	155.4	126.4	2,387.3
Working capital liabilities	5,792.3	2,080.6	2,356.4	1,162.7	106.4	11,498.4
Other segment liabilities	272.8	36.9	45.3	8.5	(1.1)	362.4
Total segment liabilities	7,088.1	2,690.7	2,911.0	1,326.6	231.7	14,248.1
Other liabilities					22,061.3	22,061.3
Total liabilities	7,088.1	2,690.7	2,911.0	1,326.6	22,293.0	36,309.4

Liabilities by segment as of December 31, 2004 (€ million)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	843.6	518.0	447.9	120.2	76.9	2,006.6
Working capital liabilities	5,267.1	1,920.3	2,143.7	1,018.9	160.3	10,510.3
Other segment liabilities	113.5	32.4	36.3	4.5	166.9	353.6
Total segment liabilities	6,224.2	2,470.7	2,627.9	1,143.6	404.1	12,870.5
Other liabilities					22,955.4	22,955.4
Total liabilities	6,224.2	2,470.7	2,627.9	1,143.6	23,359.5	35,825.9

Capital expenditure by segment (€ million)	For the year ended December 31,
	2005	2004

Water	912	861
Waste Management	739	710
Energy Services	252	247
Transportation	195	153
Total segment capital expenditure	2,098	1,971

VEOLIA - Form 20-F | F-47

Back to contents

Geographical area

Geographical breakdown of Revenue

For the year ended December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,413.1	1,182.4	434.9	1,092.3	555.0	100.5	409.5	701.0	8,888.7
Waste Management	2,901.0	144.6	730.0	776.3	1,216.4	383.9	146.9	305.0	6,604.1
Energy Services	3,205.6	65.7	367.6	1,650.3	5.0	-	16.7	91.5	5,402.4
Transportation	1,734.0	402.0	8.7	1,389.2	380.1	394.2	-	41.5	4,349.7
Revenue	12,253.7	1,794.7	1,541.2	4,908.1	2,156.5	878.6	573.1	1,139.0	25,244.9

For the year ended December 31, 2004 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,163.6	757.5	386.6	933.2	496.8	77.4	333.4	628.9	7,777.4
Waste Management	2,834.9	141.6	669.5	729.1	1,122.0	307.4	139.0	270.9	6,214.4
Energy Services	3,001.7	70.4	335.6	1,452.6	0.1	-	11.5	47.9	4,919.8
Transportation	1,476.2	363.3	10.0	1,195.1	263.7	259.2	-	21.2	3,588.7
Revenue	11,476.4	1,332.8	1,401.7	4,310.0	1,882.6	644.0	483.9	968.9	22,500.3

Geographical breakdown of segment assets

As of December 31, 2005(€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,123.8	4,442.1	1,564.5	1,108.9	696.4	1,773.3	14,709.0
Waste Management	2,911.5	87.7	1,090.4	691.9	1,902.1	754.1	7,437.7
Energy Services	2,901.1	63.7	174.4	1,968.4	6.0	67.1	5,180.7
Transportation	935.3	404.8	14.5	781.6	220.4	228.6	2,585.2
Segment assets	11,871.7	4,998.3	2,843.8	4,550.8	2,824.9	2,823.1	29,912.6

As of December 31, 2004(€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	4,740.2	3,819.8	1,444.9	1,087.4	356.4	1,569.4	13,018.1
Waste Management	2,749.4	82.4	943.1	715.2	1,577.3	667.5	6,734.9
Energy Services	2,748.1	67.2	144.3	1,721.0	-	24.9	4,705.5
Transportation	817.2	363.6	4.4	729.2	63.4	183.9	2,161.7
Segment assets	11,054.9	4,333.0	2,536.7	4,252.8	1,997.1	2,445.7	26,620.2

Geographical breakdown of capital expenditure

For the year ended December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	386	173	79	88	21	165	912
Waste Management	334	8	145	67	106	79	739
Energy Services	159	2	9	73	2	7	252
Transportation	89	38	1	51	5	11	195
Capital expenditure	968	221	234	279	134	262	2,098

For the year ended December 31, 2004 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	387	123	61	86	50	154	861
Waste Management	298	8	187	53	89	75	710
Energy Services	145	2	9	87	-	4	247
Transportation	43	25	-	62	12	11	153
Capital expenditure	873	158	257	288	151	244	1,971

Note 48

Impact of IFRS transition

A. Summary of the impact of IFRS transition on the main Income statement and Balance sheet headings

(€ million)	As of December 31, 2004
	French GAAP	IFRS	Difference
Revenue	24,673	22,500	-2,173
Net income from continuing operations	333	497	+164
Net income for the year attributable to equity holders of the parent	125	392	+267
Equity attributable to equity holders of the parent	3,563	3,223	-340
Total equity	5,619	4,948	-671
Gross financial debt	15,922	18,003	+2,081
Cash and cash equivalents	3,635	4,660	+1,025
Fair value gains/losses on hedge derivatives	-	284	+284
Net financial debt	12,287	13,059	+772

VEOLIA - Form 20-F | F-48

Back to contents

The impact of IFRS transition was published in the update to the 2004 Reference Document (of April 5, 2005), filed with the French financial markets authority (AMF) on May 25, 2005. Veolia Environnement has made a number of adjustments to this published information and mainly the following:

Non-current financial assets were increased from €2,656.3 million to €2,914.1 million, following the recognition of IFRIC 4 loans in respect of installations under construction on a percentage completion basis (see note 1.20) and not on completion. Operating assets were reduced as a result from €10,081.4 million to €9,823.4 million.

Long-term borrowings were increased from €12,055.8 million to €12,157.0 million following further analysis of minority interest put options.

Goodwill was increased from €4,285.9 million to €4,383.6 million following further analysis of minority interest put options and intangible assets.

Intangible assets were decreased from €1,112.5 million to €1,059.0 million following transfers to goodwill.

Minority interests were reduced from €1,782.5 million to €1,725.5 million following further analysis of minority interest put options.

Consequently total equity decreased from €5,022 million in the May 25, 2005 update to the 2004 Reference Document to €4,948 million. The change of €-74 million is related to minority interest put options for €-57 million and recording IFRIC4 loans in progress for €-17 million.

The current/non-current breakdown of provisions was refined.

Taking into account these main adjustments to the May 25, 2005 update to the 2004 Reference Document, the impact of IFRS transition can be summarized as follows.

B. Reconciliation of French GAAP and IFRS equity as of january 1, 2004 and december 31, 2004 and reconciliation of 2004 net income.

(€ million)	Equity attributable to equity holders of the parent
	As of January 1, 2004	Net income for the year	Share capital	Dividends	Foreign exchange translation	Changes in consolid-ation scope	Other	As of December 31, 2004
Equity under French GAAP	3,575	125	44	(218)	33	-	4	3,563
Goodwill	66	182	-	-	-	-	-	248
Actuarial gains (losses)	(124)	1	-	-	-	-	-	(123)
Analysis of contracts	70	15	-	-	-	-	9	94
Treasury shares	(110)	-	(183)	-	-	-	-	(293)
Financial instruments	(90)	(21)	-	-	-	-	(30)	(141)
Discontinued operations	-	104	-	-	(104)	-	-	-
Income tax	(84)	(10)	-	-	1	-	-	(93)
Other	(32)	(4)	10	-	(2)	-	(5)	(33)
Equity under IFRS	3,271	392	(129)	(218)	(72)	-	(22)	3,223
Minority interests under French GAAP	2,680	171	113	(181)	10	(747)	9	2,055
TSAR subordinated loan notes redeemable in preferred shares	(300)	(9)	-	9	-	-	-	(300)
Discontinued operations	(707)	(44)	-	27	-	723	1	-
Minority interest put options	(57)	-	-	-	-	-	-	(57)
Other	23	20	-	1	3	-	(19)	28
Minority interests under IFRS	1,639	138	113	(144)	13	(24)	(9)	1,726

C. IFRS Financial statements for the year ended December 31, 2004

C.1. Consolidated Balance Sheet

(€ million)	As of December 31, 2004 under French GAAP with IFRS presentation	Ref	IAS/IFRSadjustments	As of December 31, 2004 IAS/IFRS
Goodwill	3,558.5	Note D.1	825.1	4,383.6
Other intangible assets	1,859.3	Note D.2	(800.3)	1,059.0
Property, plant and equipment and Publicly-owned utility networks	13,844.0	Note D.3	(2,885.9)	10,958.1
Investments in associates	225.2		(6.0)	219.2
Non-current financial assets	968.7	Note D.4	1,945.4	2,914.1
Deferred tax, net	234.8	Note D.5	(46.0)	188.8
Non-current assets	20,690.5		(967.7)	19,722.8
Current operating assets	9,223.5	Note D.6	599.9	9,823.4
Current financial assets	2,072.8	Note D.7	(1,417.5)	655.3
Cash and cash equivalents	3,635.1	Note D.8	1,025.2	4,660.3
Current assets	14,931.4		207.6	15,139.0
Assets of discontinued operations	-		30.3	30.3
Total assets	35,621.9		(729.8)	34,892.1
Equity attributable to equity holders of the parent	3,563.2	Note B	(340.4)	3,222.8
Minority interests	2,055.4	Note B	(329.9)	1,725.5
Equity	5,618.6		(670.3)	4,948.3
Grants	868.8	Note D.9	(868.8)	-
Other long-term deferred income	529.0	Note D.10	(527.9)	1.1
Non-current provisions	1,689.0	Note D.11	(405.5)	1,283.5
Long-term borrowings	10,801.4	Note D.12	1,355.6	12,157.0
Other non-current liabilities	273.6	Note D.13	78.9	352.5
Non-current liabilities	14,161.8		(367.7)	13,794.1
Operating payables	9,736.9	Note D.14	(160.9)	9,576.0
Current provisions	984.4	Note D.15	(261.4)	723.0
Current financial liabilities	4,610.1	Note D.16	816.0	5,426.1
Bank overdrafts	510.1	Note D.17	(90.0)	420.1
Current liabilities	15,841.5		303.7	16,145.2
Liabilities of discontinued operations	-		4.5	4.5
Total equity and liabilities	35,621.9		(729.8)	34,892.1

VEOLIA - Form 20-F | F-49

Back to contents

C.2. IFRS Consolidated Income statement for the year ended December 31, 2004

French GAAP		IFRS

Revenue	24,673	Revenue	22,500
Cost of sales	(20,611)
Selling, general and administrative costs	(2,538)	Cost of sales	(18,346)
Other operating income (expenses)	92
EBIT	1,617	Selling costs	(440)

Restructuring costs	(51)	General and administrative expenses	(2,236)
Goodwill amortization and impairment of intangible assets with an indefinite life	(253)
		Other operating revenue and expenses	3
Operating income	1,313	Operating income	1,481

Financial income (expenses)	(602)	Finance costs, net	(732)
Other financial income (expense)	(33)
Income from ordinary activities	678	Other financial income (expenses)	46

Other income (expense)	(57)	Income tax expenses	(184)
Net income before taxes, minority and equity interests	620
		Share of net income of associates	24
Income taxes	(182)	Net income from continuing operations	635
Net income before minority and equity interests	438
		Net income from discontinued operations	(106)
Equity in net income of affiliates	22	Net income for the year	529
Minority interests	(127)
Discontinued operations income	(208)	Net income for the year attributable to minority interests	(137)

Net income for the year	125	Net income for the year attributable to equity holders of the parent	392

C.3. IFRS Cash flow statement for the year ended December 31, 2004

(€ million)	French GAAP	IFRS
Net income for the year attributable to equity holders of the parent	125.4	391.5
Minority interests	171.3	216.4
Net charge to depreciation, amortization and provisions	2,224.4	2,041.5
Net charge to financial amortization and provisions	83.6	(38.2)
Other calculated revenue and expenses		(9.1)
Gains (losses) on disposal and dilution	205.6	(161.3)
Share of net income of associates	(4.8)	(24.2)
Dividends received		(6.0)
Finance costs, net		732.1
Income tax expense		309.5
Deferred tax	(70.0)
Deferred charges	(28.7)
Other		8.3
Operating cash flow before changes in working capital		3,460.6
Changes in working capital	328.8	294.4
Income taxes paid		(238.0)
Net cash from operating activities (see note F)	3,035.6	3,517.0
Purchases of property, plant and equipment (see note F)	(2,315.0)	(1,964.0)
Proceeds on disposal of property, plant and equipment	315.1	316.2
Purchases of investments	(334.0)	(334.0)
Proceeds on disposal of investments (see note F)	1,814.6	2,184.2
IFRIC 4 investment contracts (see note F)
New IFRIC 4 loans		(177.0)
Principal payments on IFRIC 4 loans		130.0
Dividends received		23.5
Interest-bearing long-term loans granted	(132.5)	(132.5)
Principal payments on interest-bearing long-term loans	129.4	129.4
Net decrease in short-term loans	41.1	41.1
Sales and purchases of marketable securities	(278.3)	(42.3)
Net cash from investing activities	(759.6)	174.6
Net increase in short-term borrowings	1,789.2	1,789.2
New long-term borrowings and other debt	1,063.7	930.5
Principal payments on long-term borrowings and other debt	(3,468.7)	(3,468.7)
Proceeds on issue of shares	167.2	167.2
Purchase of treasury shares	(183.2)	(183.2)
Dividends paid	(398.5)	(389.6)
Interest paid		(640.9)
Net cash used in financing activities	(1,030.3)	(1,795.5)
Cash and cash equivalents at the beginning of the year	1,852.8	2,320.6
Effect of foreign exchange rate changes	26.5	23.5
Cash and cash equivalents at the end of the year	3,125.0	4,240.2

Cash and cash equivalents	3,635.1	4,660.3
- Bank overdrafts and other cash position item	510.1	420.1
Cash and cash equivalents at the end of the year	3,125.0	4,240.2

VEOLIA - Form 20-F | F-50

Back to contents

D. Analysis of balance sheet adjustments

D.1. Goodwill

(€ million)	French GAAP	Purchased goodwill and market share(1)	Cancellation GW amortization / negative GW reversal(2)	Minority interest put option	IFRS
Goodwill	3,559	532	248	45	4,384

(1)

Purchased goodwill and market shares acquired as a result of business combinations and recognized in intangible assets under French GAAP are transferred to goodwill under IFRS (IAS38).

Purchased goodwill and market shares concern the Waste Management Division (€249 million), the Water Division (€164 million), the Transportation Division (€94 million) and the Energy Services Division (€25 million).

(2)

Cancellation of amortization and impairment losses recognized at a level lower than the CGU. Impairment tests performed as of December 31, 2004 under IFRS at CGU level did not identify the need to record any additional impairment of goodwill compared with the French GAAP published accounts.

(3) Portion of minority interest puts not recognized in minority interests (see note 1.12)

D.2. Intangible assets

(€ million)	French GAAP	Purchased goodwill and market share(1)	Analysis of contracts(2)	Fee commitments (3)	Intangible assets not recognized(4)	Financial instruments(4)	Other	IFRS
Intangible assets	1,859	(532)	(72)	(47)	(118)	(24)	(7)	1,059

(1)

Purchased goodwill and market shares acquired as a result of business combinations and recognized in intangible assets under French GAAP are transferred to goodwill under IFRS (IAS38).

(2)

Recognition of contracts in accordance with IFRIC 4. Elimination of intangible assets in the amount of €72 million in respect of certain Water Division contracts (mainly in Asia) classified as leases under IFRIC4.

(3)

See note D.12.

(4)

Mainly cancelled deferred charges.

D.3. Property, plant and equipment and publicly-owned utility networks

(€ million)	French GAAP	Concessions (IAS 2)	Analysis of contracts(2)	Components (3)	Finance leases (4)	Grants (5)	Other	IFRS
Property, plant and equipment and publicly-owned utility networks	13,844	(589)	(1,765)	(45)	84	(522)	(49)	10,958

(1)

Transfer to Property, plant and equipment of depreciation charge of fixed assets under concession recorded in provisions for contingencies and losses under French GAAP. See Note 1.20 “Concession and affermage contracts”.

(2)

See note 1.20 IFRIC 4 investment contracts.

(3)

See note 1.20 Other contracts and note 1.16.

(4)

Application of IAS 17.

(5)

See note 1.7.

D.4. Non-current financial assets

(€ million)	French GAAP	IFRS
Long-term loans	417.2	2,108.1
Other financial assets	368.6	618.2
Non-consolidated investments	176.2	181.1
Long-term portfolio investments (TIAP)	6.7	6.7
Non-current financial assets	968.7	2,914.1

The €1,690.9 million increase in loans is attributable in the amount of €1,694 million to the reclassification of intangible assets and property, plant and equipment pursuant to the application of IFRIC 4. See note 1.20.

The increase in other financial assets (€250 million) is attributable in the amount of €425 million to the recognition of derivative financial instruments at fair value in accordance with IAS 32 and 39. Under French GAAP, the foreign exchange component of foreign exchange derivatives is remeasured to fair value. In the case of interest rate derivatives, only accrued interest, premiums and swap cash balances are recorded in the balance sheet.

In addition, UK financial investments with a value of €117 million under French GAAP are offset against equity under IFRS, following the cancellation of actuarial gains and losses as of January 1, 2004.

D.5. Deferred tax, net

The €46 million decrease in net deferred tax assets is due to the tax impact of IFRS adjustments and unwinding of discount.

D.6. Current operating assets

The €600 million increase in operating receivables is mainly due to the add-back of “Dailly law” discounted receivables (+€825 million), the analysis of contracts (-€84 million) which resulted in the reclassification of certain operating receivables and the reclassification of receivables in respect of invoices not yet issued in the Water Division (–€110 million).

D.7. Current financial assets

Current financial assets under IFRS include €466 million of short-term loans (including €133 million as result of the analysis of contracts and IFRIC 4, see note 1.20) and €190 million of marketable securities, compared to €395 million and €1,678 million respectively under French GAAP.

The increase in short-term loans (€71 million) is attributable in the amount of €133 million to the reclassification of property, plant and equipment and intangible assets in accordance with IFRIC 4.

VEOLIA - Form 20-F | F-51

Back to contents

The €1,488 million reduction in marketable securities is due to the reclassification of shares in monetary and treasury UCITS in cash and cash equivalents (€1,212 million) and the deduction of treasury shares from equity (€276 million).

D.8. Cash and cash equivalents

Cash and cash equivalents under IFRS is €4,660 million, compared to €3,635 million under French GAAP. This increase is a result of the reclassification in cash and cash equivalents of shares in monetary and treasury UCITS (€1,212 million), and the reclassification of accrued interest on derivatives recognized at fair value in other financial assets (-€179 million).

D.9. Grants

The reversal of grants under IFRS concerns grants adjusted pursuant to the recognition of certain contracts in loans in accordance with IFRIC 4 in the amount of -€347 million, with the residual balance deducted from property, plant and equipment.

D.10 Other long-term deferred income

Other long-term deferred income includes under French GAAP, payments made in respect of income from the securitization of future receivables in the Energy Services Division. This transaction (known as Cogevolt) was organized as part of the financing of the cogeneration installations of the Energy Services businesses. The income has been amortized on an actuarial basis since January 1, 1998 over the term of the receivables, which ranges from 5 to 12 years. Under IFRS, this transaction is equated to additional financing and reclassified in borrowings (see notes  D.12 and D.17).

D.11. Non-current provisions

(€ millions)	French GAAP	Reclassification in PP&E(1)	Discounting(2)	Provisions not recognized	Actuarial gains (losses)	Other	IFRS
Provisions for contingencies and losses	1,400	(591)	29	(13)	-	45	870
Provisions for pensions and other employee benefits	289	-	-	-	68	56	413

(1)

Reclassifications of non-current provisions concern the depreciation charge fixed assets under concession deducted from property, plant and equipment. See note 1.20, Concession and affermage contracts.

(2)

See note 1.13.

D. 12. Long-term borrowings

(€ million)

French GAAP		10,801.4
TSAR	(a)	298.0
Amortized cost restatement	(b)	(76.0)
Revaluation of the debt	(c)	260.3
Consolidation of special purpose entities (SIC 12)		17.3
Lease finance (IAS 17)		44.9
Local authority loans	(d)	112.7
Cogevolt	(e)	561.5
Minority interest put options	(f)	113.9
Other		23.0
IFRS impacts		1,355.6
Long-term borrowings under IFRS		12,157.0

(a)

VEFO (Veolia Environnement Financière de l'Ouest, holding company owned over 99% by Veolia Environnement) issued subordinated securities redeemable in preference shares (TSAR) in December 2001 in the amount of €300 million, maturing December 28, 2006. Given the characteristics of these securities, they were treated as minority interests under French GAAP. Under IFRS, these securities are recorded as debt instruments in accordance with IAS 32 and 39.

(b)

See Note 1.14 Recognition of borrowings

(c)

Impact of the revaluation of debt hedged by fair value derivative instruments. In addition, the derivative instruments are remeasured in either Non-current financial assets or Other non-current liabilities.

(d)

Fee commitments under public service contracts were considered commitments and contingencies under French GAAP. They are treated as borrowings under IFRS.

(e)

See note D.10.

(f) See note 1.14, paragraph “Minority interest put options”

D.13. Other non-current liabilities

The €79 million increase in Other non-current liabilities is mainly due to the revaluation of derivative instruments.

D.14. Operating payables

The €160 million decrease in operating payables is due to the reclassification of liabilities in respect of invoices not issued by the Water Division (€132 million) and the analysis of contracts which led to the reclassification of certain operating payables (€42 million).

D.15. Current provisions

(€ million)	French GAAP	Reclassification in PP&E	Provisions not recognized under IFRS	Other	IFRS
Provisions for contingencies and losses	957	(135)	(83)	(44)	695
Provisions for pensions and other employee benefits	28	-	-	-	28

VEOLIA - Form 20-F | F-52

Back to contents

D.16. Short-term borrowings

(€ million)

Under French GAAP		4,610.1
Finance leases (IAS 17)		46.7
Discounted receivables and equivalent	(a)	129.3
“Dailly law” discounted receivables	(a)	695.4
Cogevolt	(b)	66.7
Financial instruments	(c)	(71.3)
Other		(50.8)
IFRS impacts		816.0
Short-term borrowings under IFRS		5,426.1

(a)

Under  IAS 39, “Dailly law” discounted receivables and equivalent are treated as bank financing guaranteed by receivables.

(b)

See note D.10.

(c)

Reclassification of deferred income and accrued interest, as a result of the recognition of derivative instruments at fair value including accrued interest.

D.17. Bank overdrafts

The decrease in bank overdrafts (€90 million) is attributable in the amount of €112 million to Cogevolt deferred income transferred to short- and long-term borrowings.

E.

Analysis of adjustments to the Income statement

E.1. Revenue

(€ million)

	Water	Waste Management	Energy Services	Transportation	Total
Revenues under French GAAP	9,804.8	6,220.0	5,035.5	3,613.0	24,673.3
Discontinued operations	-	-	-	(5.2)	(5.2)
Loan amortization in accordance with IFRIC 4 (1)	(17.4)	(19.0)	(110.3)	(10.1)	(156.8)
IFRIC 4 loans recognized on a completion basis (2)	147.3	-	-	-	147.3
Reclassification of income received on behalf of third parties in Cost of sales (1)	(2,129.3)	-	(0.1)	-	(2,129.4)
Other	(28.0)	13.4	(5.3)	(9.0)	(28.9)
Revenue under IFRS	7,777.4	6,214.4	4,919.8	3,588.7	22,500.3

(1)

See note 1.17

(2)

See note 1.20 “Assets relating to IFRIC 4 contracts”

E.2. Reconciliation of EBIT and Operating income

(€ million)	Total	Water	Waste Manage-ment	Energy Services	Transport-ation	Holding companies
EBIT under French GAAP	1,616.9	830.6	456.6	295.8	103.3	(69.4)
Other non-recurring items	(57.3)	(53.4)	8.0	(10.5)	(1.5)	-
Restructuring costs, net	(51.1)	(28.5)	(2.7)	(17.2)	(2.7)	-
Amortization and impairment of goodwill and intangible assets with an indefinite useful life	(253.3)	(54.4)	(67.5)	(44.9)	(86.6)	0.1
Operating income IFRS presentation	1,255.2	694.3	394.5	223.2	12.5	(69.3)
Cancellation of amortization and impairment of goodwill and intangible assets with an indefinite useful life (IAS36)	181.6	54.7	65.5	43.1	18.3	-
Impact of IFRIC 4	0.4	7.9	0.4	(7.5)	(0.4)	-
Components approach (IAS 16)	5.1	14.2	(5.9)	(2.5)	(0.7)	-
Other elements resulting from the analysis of contracts	10.5	10.5	-	-	-	-
Intangible assets (IAS 38)	13.9	-	10.6	2.0	1.3	-
Provisions (IAS 37)	14.7	8.0	4.6	1.3	0.8	-
Other	(0.8)	9.9	(2.1)	(6.3)	(0.5)	(1.8)
Total IFRS adjustments	225.4	105.2	73.1	30.1	18.8	(1.8)
Operating income under IFRS	1,480.6	799.5	467.6	253.3	31.3	(71.1)

Operating income includes a capital loss of €55 million on the sale of Berlikomm securities in the Water Division, an expense of €14 million in respect of the resolution of a dispute in the Energy Services Division and a €70 million impairment of goodwill in the Transportation Division in respect of Northern Europe.

The adjustments to arrive at Revenue and Operating income under IFRS, involve the following adjustments at Cost of sales level:

a €2.1 billion reduction in respect of income received on behalf of third parties;

a reduction in depreciation in respect of property, plant and equipment transferred to other loans in accordance with IFRIC 4, revenue having decreased €157 million;

the inclusion in Cost of sales of goodwill impairment;

an increase of €147.3 million in respect of the recognition of IFRIC 4 loans on a completion basis.

VEOLIA - Form 20-F | F-53

Back to contents

E.3. Reconciliation of finance costs and other financial income (expenses)

(€ million)

Total
Finance costs under French GAAP	(602.1)
+ Finance costs in inventories and capitalized	12.2
- Loan income and income from marketable securities (1)	(72.9)
Finance costs IFRS presentation	(662.8)
+ Calculation of the debt at amortized cost(2)	(45.0)
+ Fair value adjustment of derivative instruments(3)	(16.5)
+ Interest on TSAR(4)	(8.9)
+ Borrowing annuities (5)	(8.8)
+ Other	9.9
Finance costs under IFRS	(732.1)

Reconciliation of Other financial income (expenses)
Other financial income (expenses) under French GAAP	(32.9)
+ Loan income and income from marketable securities (1)	60.7
Other financial income (expenses) IFRS presentation	27.8
+ Unwinding of discount of provisions	(10.8)
+ Calculation of the debt at amortized cost(2)	44.6
+ Other	(15.5)
Other financial income (expenses) under IFRS	46.1

(1)

Net finance costs under IFRS consist of gross finance costs less cash and cash equivalents. As such, loan income and income from marketable securities is transferred to “Other financial income and expenses”.

(2)

See Note 1.14 on the recognition of financial liabilities. Under French GAAP, the amortization of redemption premiums and loan issue costs is treated as other financial expenses. Under IFRS, these expenses are treated as components of the amortized cost.

(3)

See Note 1.14 on derivative instruments. These adjustments concern the revaluation of interest rate derivatives.

(4)

See Note D.12 on long-term borrowings.

E.4. Tax reconciliation

2004	French GAAP	IFRS	Difference
Income tax	(225.9)	(225.1)	+0.8
Deferred tax	+43.5	+41.0	(2.5)

Mainly tax on IFRS adjustments.

E.5. Income from discontinued operations

(€ million)	2004
Sub-total US disposals	(162.2)
Sub-total FCC disposal	58.4
Sub-total disposal Connex UK activities	(1.9)
Income from discontinued operations under IFRS	(105.7)

Discontinued operations income under French GAAP	(207.8)
Foreign exchange losses on US disposals	(49.8)
Tax on foreign exchange losses on US disposals	140.4
Foreign exchange gains on FCC disposal	17.5
Other	(6.0)
Income from discontinued operations under IFRS	(105.7)

Due to the incorporation of translation reserves in consolidated reserves as of January 1, 2004 (see note 1.2), foreign exchange gains and losses and the related tax on US and FCC disposals are not recognized under IFRS.

E.6 Reconciliation of Net income for the year attributable to equity holders of the parent under French GAAP and IFRS

(€ million)	2004
2004 Net income for the year under French GAAP	125.4
Goodwill amortization	181.4
Other impacts on operating income	44.0
Foreign exchange losses on US and FCC disposals	(32.3)
Tax on foreign exchange losses	140.8
Impacts on financial items	(51.1)
Other	(16.7)
2004 Net income for the year under IFRS	391.5

F.

Analysis of differences concerning the IFRS cash flow statement

The consolidated cash flow statement was prepared in accordance with the model presented in the French National Accounting Institute (CNC) recommendation n° 2004-12-02 of October 27, 2004, adapted to reflect the specific nature of the Group’s businesses.

Net cash from operating activities: +€482 million, including

Exclusion of interest paid transferred to net cash used in financing activities: +€641 million

Reclassification of principal payments on IFRIC 4 loans, which represent a component of revenues under French GAAP and a repayment flow under IFRS: -€ 130 million

The difference in working capital changes between French GAAP and IFRS is due to the reclassification of changes in tax receivables and payables in income taxes paid.

VEOLIA - Form 20-F | F-54

Back to contents

Net cash from investing activities: +€934 million

Purchases of property, plant and equipment: +€ 351 million

-

exclusion of purchases of property, plant and equipment financed by finance lease: +€133 million (only financial lease payments are treated as cash items);

-

reclassification of purchases of property, plant and equipment in IFRIC 4 contracts: +€177 million

Proceeds on disposal of investments: +€369 million

-

As the US assets and FCC sold during the year were recorded in assets of discontinued operations, the opening cash balance did not include any cash in respect of these assets. The sales in 2004 did not therefore involve the transfer of any cash balances.

New IFRIC 4 loans : -€47 million

-

Investments in progress and new loans: -€177 million;

-

Principal payments on loans: +€130 million

Sales and purchases of marketable securities: +€286 million; investments in monetary and treasury UCITS are considered cash equivalents.

Net cash used in financing activities: -€765 million

Decrease in new borrowings in respect of new finance leases: -€133 million;

Inclusion of interest paid: -€ 641 million

Cash and cash equivalents

Cash and cash equivalents in the Group cash flow statement as of December 31, 2005 breaks down as follows:

- Cash at bank and in hand

€948 million

- Monetary instruments

€3,229 million

- Other short-term treasury instruments

€483 million

----------------

€4,660 million

Note 49

Main companies included in the 2005 consolidated financial statements

In 2005, the Group consolidated or accounted for a total of 2,096 companies, of which the principal companies are:

Company and address	French company registration number (“N° Siret”)	Consolidationmethod	% holding
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	403 210 032 00047	FC	100.00
Sense SAS rue Annette Bloch – 25200 Montbéliard	444 590 921 00052	FC	80.47

WATER
Veolia Water 52, rue d’Anjou – 75008 Paris	421 345 042 00012	FC	100.00
Veolia Eau - Compagnie Générale des Eaux and its subsidiaries 52, rue d’Anjou – 75008 Paris	572 025 526 00029	FC	100.00
Including the following French companies
Compagnie des Eaux et de l’Ozone52, rue d’Anjou – 75008 Paris	775 667 363 01597	FC	99.99
Compagnie des Eaux de Paris7, rue Tronson-du-Coudray – 75008 Paris	329 207 740 00047	FC	99.99
Société Française de Distribution d’Eau7, rue Tronson-du-Coudray – 75008 Paris	542 054 945 00069	FC	99.60
Compagnie Fermière de Services Publics3, rue Marcel Sembat – Immeuble CAP 44 – 44100 Nantes	575 750 161 00342	FC	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau12, boulevard René Cassin – 06100 Nice	780 153 292 00112	FC	99.70
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch – 77000 Vaux Le Pénil	785 751 058 00047	FC	99.22
Société des Eaux de Marseille and its subsidiaries 25, rue Edouard Delanglade – BP 29 – 13254 Marseille	057 806 150 00017	PC	48.83
Société des Eaux du Nord 217, boulevard de la Liberté – 59800 Lille	572 026 417 00244	PC	49.54
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	318 634 649 00053	PC	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique and its subsidiaries 28, rue de la Baume – 75008 Paris	562 077 503 00018	FC	98.64
Veolia Water Systems (ex-OTV) l’Aquarène – 1, place Montgolfier – 94417 St Maurice Cedex	542 078 688 01065	FC	100.00

VEOLIA - Form 20-F | F-55

Back to contents

Company and address	French company registration number (“N° Siret”)	Consolidation method	% holding
Including the following foreign companies:
Veolia Water UK Plc and its subsidiaries 37-41 Old Queen Street, London SW1H 9JA (U.K.)		FC	100.00
Veolia Water North America and its subsidiaries 14950 Heathrow Forest Parkway – Suite 200 Houston TX77032 Texas (U.S.A.)		FC	100.00
Berliner Wasser Betriebe Neue Jüdenstrasse 1 – D10179 Berlin Mitte (Germany)		PC	24.95
Servitec KFT (Veolia Water Hungary) Lovas UT 131b – 1012 Budapest (Hungry)		FC	100.00
OEWA Wasser und Abwasser Walter Köhn Strasse 1 – 04358 Leipzig (Germany)		FC	100.00
Southern Water Investments Limited Southern House Yeomen Road Worthing West Sussex BN13 3 NX (U.K.)		EA	25.00
Prague Water CGE AW (Veolia Water Prague) 52, rue d'Anjou – 75008 Paris		FC	99.91
VS Braunschweig Beteil GMBH		FC	100.00
Veolia Water Shenzhen n°1019 Shennan Zhong Road – Shenzhen 518031 (China)		PC	25.0

ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	403 211 295 00023	FC	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	456 500 537 00018	FC	65.94
Cogestar – Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	404 324 097 00025	FC	65.94
Cogestar 2 – Saint André 33, place Ronde Quartier Valmy – 92800 Puteaux	431 951 540 00019	FC	65.94
Crystal S.A. – Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	322 498 270 00014	FC	65.94
Citelum 37 rue de Lyon 75012 Paris	389 643 859 00019	FC	65.94
Dalkia Morava AS 28 Rijna 152 – 70974 Ostrava (Czech Republic)		PC	49.05
Dalkia PLCand its subsidiaries Elizabeth House – 56-60 London Road – Staines TW18 4BQ(U.K.)		PC	50.02
Clemessy and its subsidiaries 18, rue de Thann – 68200 Mulhouse	945 752 137 00212	FC	65.68
Siram, SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milano (Italy)		PC	50.02

VEOLIA - Form 20-F | F-56

Back to contents

Company and address	French company registration number (“N° Siret”)	Consolidation method	% holding
ZTO (Dalkia Ostrava)Pivovarska, 84/1 PSC – Ostrava (Czech Republic)		PC	46.60
Dalkia Poznan Zep and its subsidiaries UL Gdynska 54 – 60-960 Poznan (Poland)		PC	25.72

WASTE MANAGEMENT
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	572 221 034 00778	FC	100.00
Société d’Assainissement Rationnel et de Pompage and its subsidiaries (S.A.R.P.) 162/16 Energy Park IV – 162/166, boulevard de Verdun 92413 Courbevoie Cedex	775 734 817 00353	FC	99.53
SARP – Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville-78520 Limay	303 772 982 00029	FC	99.82
Onyx Environmental Group Plc Onyx house – 401 Mile end Road E34 PB – London (U.K.)		FC	100.00
Onyx North America Corp. 3225 Aviation Avenue – 4th Floor – 33133 Miami (U.S.A.)		FC	100.00
Onyx Waste Service One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (U.S.A.)		FC	100.00
Collex Waste Management Pty Ltd 280 Georges Street – Level 12 – P.O. Box H126 Australia Square - NSW 1215 – Sydney (Australia)		FC	100.00
Marius Pedersen – Denmark Ærbaekvej 495863 Ferritslev (Denmark)		FC	65.00

TRANSPORTATION
CONNEX Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00
CONNEX TRANSPORT AB Englundavagen 9 – Box 1820 – 17124 Solna (Sweden)		FC	100.00
CONNEX TRANSPORT UK LTD Waterloo Business Center – 117 Waterloo Road London SE1 8UL, UK		FC	100.00
CONNEX VERKEHR GmbH Rödelheimer Bahnweg 31, 60489 Francfort, Germany		FC	100.00
CONNEX GROUP AUSTRALIA PTY LTD Level 3, Flinders St Station, 223 Flinders St Melbourne, Victoria 3000, Australia		FC	100.00
CONNEX NORTH AMERICA (CNA) 2100 Huntingdon Avenue MD 21211 Baltimore (U.S.A.)		FC	100.00
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines – 163 / 169, avenue Georges Clémenceau – 92000 Nanterre	552 022 063 01075	FC	99,77
C.G.F.T.E. (Compagnie Générale Française de Transports et d’Entreprises)Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00
Connex GVI Inc720 rue Trotter – St-Jean-sur-Richelieu, QC, J3B 8T2 (Canada)		FC	100.00

PROACTIVA 216 Paso de la Castellana – 28046 Madrid (Spain)		PC	50.00

FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

VEOLIA - Form 20-F | F-57

Back to contents

Note 50

Supplemental disclosures

The following information has been prepared to present supplemental disclosures required under U.S. Generally Accepted Accounting Principles (U.S. GAAP) and US Securities and Exchange Commission (SEC) regulations applicable to the Group.

Pursuant to European regulation 1606/2002 dated July 19, 2002 relative to the adoption of international accounting standards, the consolidated financial statements of the Group at year end December 31, 2005  have been prepared in accordance with IFRS (International Financial Reporting Standards), which differ in certain respects from U.S. GAAP. As disclosed in note 1, all standards and interpretation applied by the group have been adopted by the EU. There are no differences between IFRS adopted by European Union as of December 31, 2005, as applied by the Group, and IFRS issued by the International Accounting Standards Boards (IASB) as of the same date.

The SEC has adopted an accommodation permitting eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of earnings and changes in shareholders’ equity prepared in accordance with IFRS. The financial year 2005 is Veolia Environnement’s first year of reporting under IFRS and as a result the reconciliation of net earnings and shareholders’ equity to U.S. GAAP, statement of financial position and statement of earnings covers the financial year 2005 and the comparable financial year 2004.

Note 50A.

Summary of significant differences between US GAAP and IFRS

The principal differences between IFRS and U.S. GAAP as they relate to the Group are discussed in further detail below.

First time adoption of IFRS

The Group has elected to apply certain provision of IFRS 1 that generated some differences with US GAAP.

Goodwill: Businesses sold by Vivendi Universal

Upon forming the Group in 1999, Vivendi Universal sold some subsidiaries and affiliates to the Group. According to previous GAAP, these transactions were at market value which, in some cases, resulted in the creation of additional goodwill. In accordance with provision of IFRS 1, the Group has elected not to restate business combinations prior to January 1, 2004.

Under U.S. GAAP, transfers of assets among entities under common control, including transfers of operating subsidiaries, are recorded at the predecessor’s historical cost basis.

Other intangible assets acquired in business combinations

Under IFRS, market shares, which were recognized under previous GAAP, are reclassified as goodwill on January 1, 2004. They were not amortized under previous GAAP.

According to Statement of Financial Accounting Standards (SFAS) 141, market shares have been reclassified in goodwill as of January 1, 2002.

Net investment in a foreign entity

As permitted by IFRS 1, the Group has elected to reverse as at January 1, 2004 the accumulated foreign Currency Translation Adjustment (CTA) on foreign investments, including the fair value net of tax of the hedging instruments classified in net investment hedge, against retained earnings, as part of retained earnings. Consequently, the gain or loss on subsequent disposal excludes CTA that arose before the date of transition to IFRS.

Under US GAAP, such exemption does not apply and the reclassification made under IFRS 1 has been reversed to maintain historical amounts.

Pensions

Under IFRS, the Group has elected the exemption under IFRS 1 for immediate recognition of actuarial gains and losses in equity as of January 1, 2004 through equity.

Under US GAAP, such exemption does not apply and the entry recorded under IFRS has been reversed to maintain historical amounts.

Principal accounting differences between IFRS and U.S. GAAP relating to the Group

Amortization of goodwill

Since January 1, 2004, in accordance with IFRS 3, the Group no longer amortizes goodwill.

Under US GAAP, goodwill is no longer amortized since January 1, 2002. This timing difference resulted in differences in book value of goodwill.

Impairment of goodwill

As required under both IFRS and US GAAP, the Group reviews the carrying value of the long-lived assets, including goodwill and other intangibles assets with indefinite life  at least annually. Under IFRS, goodwill and other intangible assets with indefinite life are tested for impairment as part of a cash generating unit or a group of cash generating units which correspond to the new organization of the Group adopted in 2005.

Under US GAAP, the Group tested for impairment goodwill at the level of the reporting unit. Since 2000, the year of Veolia Environnement's creation, and the end of 2003, Veolia Environnement was organized into five divisions and consequently into five operating segments : Water, Waste Management, Energy Services, Transportation and FCC (a group specialized in public works and in the production of cement, proportionally consolidated under primary GAAP and accounted for under the equity method under U.S. GAAP).

The analysis by reporting unit was driven by the presence of US Filter and FCC until the sale these units. Both entities had been recently acquired (respectively 1999 and 1998) by Vivendi Universal, had specific risk profits and were subsequently sold in 2004. Therefore, in the Water division, Veolia Environnement identified two reporting units: (i) USFilter, an industrial group that produced water-related equipment for private and commercial customers and which was managed separately from the rest of the Group, and (ii) Water - Rest of the World, the business of which consisted mostly of managing concessions on behalf of public customers. Veolia Environnement identified three other reporting units, Waste Management, Energy Services and Transportation, which had homogenous business lines given their management of concessions on behalf of public clients. Finally, Veolia Environnement identified Latin America as a reporting unit relating to activities that Veolia Environnement consolidates, in respect of which FCC was the second shareholder. Accordingly, depreciation tests by reporting unit reflected this reality.

Following the sale of US Filter and FCC in connection with Veolia Environnement's strategy to refocus on concessions, Veolia Environnement underwent a major internal reorganization in 2004 and 2005 on the basis of operating units, mainly organized around a dual analysis through geographical zones and reporting segment. The group considers that these operating units coincide with the reporting unit definition as set forth in FAS142:

VEOLIA - Form 20-F | F-58

Back to contents

•

the operating unit is one level below an operating segment (water, waste, energy, transportation)

•

each operating unit has its own chief operating officer

•

at the level of each operating unit, there are similar contractual arrangements and operating methods with public authorities which are the main clients

•

the operating unit constitutes a business for which discrete financial information is available and segment management regularity reviews the operating results of the operating unit.

The financial statements for the year ended December 31, 2005 are the first one published since the reorganization implemented starting from 2004 is completed.

Given the completion in 2005 of the Group's operating reorganization in 2004, Veolia Environnement considered the impairment test for 2004 on the basis of reporting unit definitions that the Group applies for 2005. As a result, the US GAAP net income and shareholder's equity in 2004 have been restated by an amount of €69.3 million as a consequence of the impairment of Transportation North Europe and Energy Netherlands (see Note 50D).

Tangible assets

Under IFRS, each part of a tangible asset with a cost that is significant in relation to the total cost of the item shall be depreciated separately. Every component identified is depreciated according to its own useful life.

Under US GAAP, part or components of tangible assets are not depreciated separately but over the life of the assets. Subsequent costs identified as a component of a main asset are expenses.

Commitments to Maintain and Repair Assets

Under IFRS, the Group recorded the assets related to concession and affermage contracts on a separate line of the balance sheet, “Publicly-owned utility networks”. These assets are amortized or depreciated over their useful life in accordance with IAS 38 on intangible assets or IAS 16 on property, plant and equipment. In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. In the case of publicly-owned utility networks accounted for in accordance with IAS 38, resulting maintenance and repair costs are analyzed in accordance with IAS 37 and, where appropriate, a provision for maintenance and repair costs is recorded when it is more likely than not that the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.

Under US GAAP, the assets related to concession and affermage contracts are recorded as tangible assets. For maintenance and repair expenditures, the Group applies the expensed as incurred method instead of the components approach, which may lead it to capitalize and depreciate these expenditures separately.

Under US GAAP, the Group applies the expensed as incurred method for maintenance and repair expenditures.

Assets for retirement obligations

Under IFRS, reserves for site restoration are discounted at the rate in effect at the balance sheet date.

Under US GAAP and according to SFAS 143, these obligations are discounted at the rate in effect when the liability was initially recognized.

Arrangements containing a lease

Under IFRS, the Group has elected the early application of IFRIC 4 “Determining whether an arrangement contains a lease” in advance on January 1, 2004. Certain industrial contracts, Build, Operate & Transfer (BOT) contracts, incineration contracts and co-generation contracts have been considered as containing a lease that is accounted for as a financial lease in accordance with IAS 17. Consistent with IFRIC 4 the determination and the accounting of the financial asset as of January 1, 2004 has been made retrospectively.

Under US GAAP, Emerging Issues Task Force (EITF) 01-08 “Determining Whether an Arrangement Contains a Lease”, is effective prospectively for contracts entered into or significantly modified after January 1, 2004.

Financial Instruments

Under IFRS, the option to convert the convertible bond into ordinary shares is initially classified separately as an equity instrument. The Group first determines the carrying amount of the liability component of the convertible bonds by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The financial debt is accounted for at amortized cost.

Under US GAAP, the convertible bond is classified as financial debt for the entire amount.

Share-based payments

Under IFRS, the fair value of plans at grant date is recorded as an expense against equity at the date the employee or the counter-party renders service. According to IFRS2, only grants of shares and share options that were granted after 7 November 2002 and for which rights were not vested at 1 January 2005 are evaluated in personal costs.

Under US GAAP, the Group has adopted the disclosure-only provisions of FAS 123 and compensation costs are recognized using the intrinsic value method in accordance with Accounting Principle Board opinion No. 25, Accounting for stock issued to employees and Financial Accounting Standards Board (FASB) Interpretation No 44. These statements define plans relating to the grant or sale of common shares to employees as compensatory if such plans are not open to substantially all employees or do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, Accounting Principles Board (APB) Opinion No. 25 requires the compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans compensation is the difference between the exercise price of the stock option and the market value of the corresponding shares at the grant date. For compensatory stock option plans, compensation is recognized in the period for which the relative service is performed.

Pension Plans

Minimum liability adjustments

Under IFRS, no minimum liability adjustment has to be recognized.

Under US GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported, the employer shall recognize in the statement of financial position a liability that is at least equal to the unfunded accumulated benefit obligation. If an additional minimum liability is recognized an equal amount shall be recognized as an intangible asset, provided that the asset shall not exceed the amount of unrecognized prior service cost. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess shall be reported as a reduction of equity.

VEOLIA - Form 20-F | F-59

Back to contents

Actuarial gain and losses

Under IFRS, the Group has decided to apply IAS19 (revised) as of January 1, 2005 and, thus, actuarial profits and losses are allocated to equity.

Under US GAAP, amortization of an unrecognized net gain or loss shall be included as a component of  net pension cost for a year if, as of the beginning of the year that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets.

Principal presentation differences between IFRS and U.S. GAAP relating to the Group

Use of the Proportionate Consolidation Method

Under IFRS, the Group has decided to retain the proportionate consolidation method, in accordance with IAS 31. This method is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control through a mutual agreement between the partners. Under the proportionate consolidation method, the Group recognizes assets, liabilities, equity, revenues and expenses of subsidiaries to the extent of its interest in the Group ownership.

Under U.S. GAAP, when the Group does not exercise control over a subsidiary, but shares joint control over the entity, the Group uses the equity method to account for its investment. Summarized financial information for those investments accounted for under the proportionate consolidation method is included in note 40.

This difference in accounting policy has no effect on either net income or shareholders’ equity.

Commitments to purchase minority interests

Under IFRS, commitments granted by the Group to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interest are reported, in accordance with IAS 32, as a financial liability at the present value of the purchase consideration. In the absence of guidance provided by IFRS 3 on business combination, the Group records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration through goodwill.

Under US GAAP, commitments to purchase minority interests are not recorded as a liability except if their fair market value is negative. In this case, any potential losses are recorded through income and classified as financial liabilities in the statement of financial position under US GAAP

This difference in accounting policy has no effect on either net income or shareholders’ equity but has a presentation effect on short term and long term financial liabilities and goodwill.

Income taxes

Under IFRS, the Group recognizes deferred tax assets on net operating loss carry forward or on temporary differences only when it is probable that the recovery of the related deferred tax asset will be realized.

Under U.S. GAAP, deferred tax assets are recognized for deductible temporary differences and net operating loss carried forward and are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized in a reasonable period of time.

This difference in accounting policy has no effect on either net income or shareholders’ equity but has a presentation effect on gross, net deferred tax assets.

Note 50B.

New accounting standards in the United States effective in 2006

On December 16, 2004, the Financial Accounting Standard Board (“FASB”) issued Statement No. 123 (revised 2004) “Share-Based Payment”. SFAS 123 (R) requires all share-based payments to employees to be measured at the fair value of the award. The statement was initially to be effective in the fist interim or annual reporting period beginning after June 15, 2005. On April 21, 2005, the Security and Exchange Commission adopted an amendment to rule 4-01(a) of regulation S-X regarding the compliance dates for SFAS No. 123 (R). The commission’s new rule allows companies to implement this statement at the beginning of their next fiscal year. As a result, our Group plans to adopt SFAS 123 (R), using the modified-prospective method under which compensation cost is recognized from the effective date on January 1, 2006 in connection with all share-based payments granted, modified or settled after January 1, 2006 as well as for any awards that were not fully vested as of January 1, 2006. The Group is currently assessing the impact of adopting SFAS 123 (R).

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

In June 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective on January 1, 2006.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1  “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The FSP provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is effective January 1, 2006. The Group is currently assessing  the impact of adopting this FSP.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments – an Amendment to FASB Statements No. 133 and 140”. SFAS 155 permits fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. Among other things, the statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement is effective for all financial instruments acquired or issued after January 1, 2007. The Group is currently assessing the impact of adopting this standard.

VEOLIA - Form 20-F | F-60

Back to contents

Note 50C.

Reconciliation of shareholders' equity and net income to U.S. GAAP

The following is a summary reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2005 and 2004, and net income as reported in the consolidated statement of income to net income as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2005 and 2004 (in millions of euros).

	At December 31,
	2005	2004(1)

Shareholders' equity as reported in the consolidated balance sheets	3,802.6	3,222.8
Adjustments to conform to U.S. GAAP:
Goodwill, net of amortization	(988.1)	(1,020.4)
Goodwill impairment	(16.2)	0.2
Tangible assets components	(180.9)	(138.8)
Tangible assets amortization	12.1	6.6
Commitments to maintain and repair assets	139.5	163.2
Assets retirement obligations	16.1	15.2
Other reserves	20.9	17.9
IFRIC 4 / EITF 1.08 analysis	(121.0)	(94.7)
Financial instruments	1.7	11.0
Pensions plans and stock options	295.8	149.7
Others	(43.3)	(50.9)
Tax effect of above adjustments and income tax reserve	(106.3)	(26.3)
U.S. GAAP Shareholders' Equity	2,832.9	2,255.5
(1) As restated. See Note 50D.

	2005	2004(1)

Net income/(loss) attributable to equity holders of the parent as reported in the consolidated statements of income	623.0	391.5
Adjustments to conform to U.S. GAAP:
Goodwill, net of amortization	35.7	(48.5)
Goodwill impairment	(5.1)	78.6
Effect of disposal of business on intangible assets		94.6
Cumulative Translation Adjustment included in gain/loss on disposal of business		(47.4)
Tangible assets components	(38.1)	(16.0)
Tangible assets amortization	(4.3)	(17.1)
Commitments to maintain and repair assets	(2.9)	(1.7)
Assets retirement obligations	0.0	16.6
Other reserves	4.5	(2.1)
IFRIC 4 / EITF 1.08 analysis	(6.5)	6.0
Financial instruments	(7.5)	(43.7)
Pensions plans and stock options	6.2	7.5
Others	3.4	(20.0)
Tax effect of above adjustments and income tax reserve	(52.7)	(253.0)
U.S. GAAP Net Income attributable to equity holders of the parent	555.7	145.2

(1) As restated. See Note 50D.

Basic and Diluted Earnings Per Share

For U.S. GAAP purposes, basic earnings per share are computed in the same manner as basic earnings per share under IFRS, i.e., by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted. Net income represents the earnings of the Group after minority interests. The computation of diluted earnings per share is as follows (except earnings per share, in millions of euros or millions of shares):

	At December 31,
	2005	2004(1)
Net income U.S. GAAP attributable to equity holders of the parent	555.7	145.2
Weighted average number of shares
Outstanding-basic	390.4	397.3
Dilutive effect of:
Shares issuable on exercise of dilutive options	2.0	-
Weighted average number of shares
Outstanding-diluted	392.4	397.3
Earnings per share:
Basic	1.42	0.37
Diluted	1.42	0.37

(1) As restated. See Note 50D.

Note 50D.

Restatement of the 2004 net income and shareholder's equity as prepared under US GAAP

As explained under Note 50A paragraph "Impairment of goodwill", given the completion in 2005 of the Group's operating reorganization in 2004, Veolia Environnement considered the impairment test for 2004 on the basis of reporting unit definitions that the Group applies for 2005. As a result, the US GAAP net income and shareholder's equity in 2004 have been restated by an amount of €69.3 million as a consequence of the impairment of Transportation North Europe and Energy Netherlands.

These adjustments decreased previously reported US GAAP income per share by €0.17.

VEOLIA - Form 20-F | F-61

Back to contents

Note 50E.

Comprehensive income

The concept of comprehensive income does not exist under IFRS. In U.S. GAAP, SFAS 130 “Reporting comprehensive income” and concept statement 6 define comprehensive income. It mainly includes, net of tax impact (in millions of euros):

•

net income,

•

minimum pension liability adjustments (MLA),

•

unrealized gains and losses on investment securities classified as “available for sale” and on derivatives classified as cash flow hedge,

•

foreign currency translation adjustments.

	Compre-hensiveIncome	Accumulated foreign translation	Accumulated unrealized gains (losses) on equity securities and hedging instruments	Minimum liability adjustments	Accumulated other comprehensive income
Net income 2004 restated (U.S. GAAP)	145.2(1)
Other comprehensive income 2004, net of tax (U.S. GAAP):	81.6
Including :
foreign currency translation adjustments	112.5	112.5			112.5
gain arising during the period on equity securities	5.8		5.8		5.8
unrealized losses on hedging derivatives	(36.7)		(36.7)		(36.7)
deferred income taxes	(3.0)		(2.1)	(0.9)	(3.0)
MLA	3.0			3.0	3.0
Comprehensive income for the year ended December 31, 2004 (U.S. GAAP)	226.8	(617.1)	(93.2)	(1.5)	(711.8)
Net income 2005 (U.S. GAAP)	555.7
Other comprehensive income 2005, net of tax (U.S. GAAP):	245.3
Including :
foreign currency translation adjustments	263.8	263.8			263.8
loss arising during the period on equity securities	(2.0)		(2.0)		(2.0)
unrealized gain on hedging derivatives	29.6		29.6		29.6
deferred income taxes	11.3		4.6	6.7	11.3
MLA	(57.4)			(57.4)	(57.4)
Comprehensive income for the year ended December 31, 2005 (U.S. GAAP)	801.0	(353.3)	(61.0)	(52.2)	(466.5)

(1) As restated. See Note 50D.

Note 50F.

Change in shareholder's equity

December 31, 2003	2,378
Net U.S. GAAP income 2004 (1)	145
CTA	113
Dividend and net income appropriation	(218)
Capital increase	25
Stock based compensation	-
Change in treasury shares	(160)
Change in fair value of derivative	(37)
MLA	(3)
Other	13
December 31, 2004 (1)	2,256
Net U.S. GAAP income 2005	556
CTA	264
Dividend and net income appropriation	(265)
Capital increase	47
Stock based compensation	-
Change in treasury shares	9
Change in fair value of derivative	30
MLA	(57)
Other	(7)
December 31, 2005	2,833

(1) As restated. See Note 50D.

VEOLIA - Form 20-F | F-62

Back to contents

Note 50G.

Restructuring costs (according to IFRS consolidation scope)

Provisions for restructuring by segment details as follows (in millions of euros):

	Change in scope of consolidation and other	Additions charged to operating income	Utilization	Reversal	Dec.31,2004	Change in scope of consolidation and other	Additions charged to operating Income	Utilization	Reversal	Dec.31,2005
Water	(5.4)	23.2	(19.3)	(3.9)	27.3	2.3	7.2	(19.5)	(0.4)	16.9
Other activities	13.3	22.9	(17.9)	(3.5)	27.3	2.3	7.2	(19.5)	(0.4)	16.9
Employee termination costs	13.3	22.9	(17.9)	(3.5)	27.3	2.3	7.2	(19.5)	(0.4)	16.9
United States Filter Corporation	(8.4)	0.3	(1.4)	(0.4)	—	—	—	—	—	—
Employee termination costs	(1.1)	0.3	(1.4)	—	—	—	—	—	—	—
Lease termination costs	(4.3)	—	—	(0.4)	—	—	—	—	—	—
Other restructuring costs	(3.0)	—	—	—	—	—	—	—	—	—
USFI—Benelux	(5.0)	—	—	—	—	—	—	—	—	—
Employee termination costs	(5.0)	—	—	—	—	—	—	—	—	—
Lease termination costs and other costs	—	—	—	—	—	—	—	—	—	—
USFI--Other locations	(5.3)	—	—	—	—	—	—	—	—	—
Employee termination costs	(5.3)	—	—	—	—	—	—	—	—	—
Energy	4.7	6.2	(6.7)	(1.4)	11.1	3.9	1.6	(7.3)	(0.2)	9.1
Employee termination costs	4.7	3.6	(4.7)	(0.2)	9.2	2.1	1.2	(5.9)	(0.1)	6.5
Other restructuring costs	—	2.6	(2.0)	(1.2)	1.9	1.8	0.4	(1.4)	(0.1)	2.6
Waste Management	(1.3)	6.4	(14.9)	(0.2)	4.6	1.1	1.0	(2.3)	(0.8)	3.6
Employee termination costs	(1.3)	6.4	(5.4)	(0.2)	4.6	(3.3)	—	(0.8)	(0.5)	—
Other restructuring costs	—	—	(9.5)	—	—	4.4	1.0	(1.5)	(0.3)	3.6
Transportation	—	2.0	(1.7)	(0.2)	3.2	—	1.2	(1.7)	(0.4)	2.3
Employee termination cost	—	2.0	—	(0.2)	2.4	—	1.2	(1.2)	(0.1)	2.3
Other restructuring costs	—	—	(1.7)	—	0.8	—	—	(0.5)	(0.3)	—

Total	(2.0)	37.8	(42.6)	(5.7)	46.2	7.3	11.0	(30.8)	(1.8)	31.9

Water

In 2004, the Water division sold "Consumer and Commercial" and "Equipment short-term contracts" activities of USFilter. Consequently there is no more restructuring costs in relation with these units.

In 2003, considering the decline of the activity in the Netherlands, Veolia Water Systems launched a downsizing program in the company Rossmark to take place in 2004, concerning 40 employees of whom 14 are executives for a total estimated cost of €5.0 million. In 2004, all the plans launched in 2002 (residual restructuring in the UK) and 2003 and relating to USFilter (VWSTI and Rossmark) are included in other activities column "change in scope of consolidation" for an amount of €10.3 million. The plans were carried out for a total cost of €7.5 million with the termination of 118 employees including 49 executives and the closure of 3 sites in France. The plans in France, the UK and in Rossmark have been partially completed in 2005 with the termination of 74 additional employees and the closure of one site for a total cost of 3.1 million. The remaining provision amounted to €2.2 million as of December 31, 2005 compared to €4 million as of December 2004. In addition, following the acquisitions performed in Germany in 2004 and the transfer to VWS of North American operational entities from US Filter, 2 restructuring plans have been launched to reorganize those activities from amount of €4.1 million as of December 2004. In Germany, the plan is made of the closure of 3 sites and the termination of 66 employees for a total cost of €2.0 million. At the end of 2004, 1 site was already closed and 21 employees terminated. In 2005, the plan in Germany has been totally completed with the termination of 31 additional employees and the closure of one site.  In North America, for 2005, the plan has been partially completed with the termination of 30 additional employees and the remaining provision amounted to 1.1M€ as of December 31, 2005.

For Apa Nova Bucuresti, a plan has been presented to and accepted by personnel representatives at the end of 2004 to face a trend of declining volume in water consumption. This plan aims at a reduction of 250 white and blue collars between 2005 and 2006. Accordingly, an additional reserve of €3.1 million has been booked in 2004. In 2005, 148 employees were terminated for a total cost of €1 million. The plan is expected to be totally completed in 2006 and the remaining provision amounted to €2.6 million as of December 31, 2005.

In 2003, Berliner Wasserbetriebe (BWB), a joint venture held at 50% and accounted for under the proportional method, implemented a restructuring plan for adaptation to future market demands, by optimising processes and realigning the organization. Restructuring reserves are booked on an annual basis, according to the number of people accepting to enter the plan that is spread over several years. The potential number of employees concerned is 970. Termination costs for 147 employees were booked in 2003 for an amount of €10.0 million (at 100%). Employee termination costs of €2.0 million were used in 2003. In 2004, 136 new employees decided to join the plan. A related reserve of €16 million (at 100%) was thus accrued. Employee termination costs of €4.2 million were used in 2004. In 2005, 117 new employees decided to join the plan. A related reserve of EUR 9,6 million  (at 100%) was thus accrued. Employee termination costs of 15,2 million were used in 2005.

In the US, after the divesture of USfilter, water treatment activities have been reorganized and a restructuring plan was launched in the first half of the year 2004. The plan is made of the termination of 111 employees of whom 85 executives and for a total cost of €1.6 millions. At the end of 2004, 54 employees were already terminated and the remaining part of the plan has been completed in 2005.

Energy

In 2003, Dalkia International implemented restructuring plans to integrate recent acquisitions including DBU in the Netherlands, Pec Poznan in Poland and Giglio in Italy. These restructuring plans amount to a total of €5.8 million in termination costs for 215 employees of whom 26 are professional, other restructuring costs amount to €2.5 million, mainly utilized in 2004.

In 2004, further to the acquisition of a power plant in Poznan in Poland, Dalkia International implemented a restructuring plan for €4.7 million recognized in column "change in scope", of which €3.0 million have been utilized in 2005. This plan consists in termination costs for 210 employees. Additional restructuring plans were launched in DBU (Netherlands) for €3.1 million covering miscellaneous costs, the reserve utilized in 2005 amounted to 1.4 million.

In 2005, during the acquisition of a plant in Lodz in Poland, Dalkia International implemented a restructuring plan for €2.5 million recognized in column "change in scope". This plan consists in termination costs for 150 employees. Dalkia BV and Dalkia PLC recognize additional provision for, respectively,  €0.8 million and €0.3 million.

Waste management

Onyx as part of a program to reduce its overhead costs has implemented a reorganization of its IT services. The reserve amounted to €6.5 million as of January 1, 2004 and has been fully utilized over the course of 2004.

VEOLIA - Form 20-F | F-63

Back to contents

At the end of 2003, Onyx decided to change its north american management, which led to a reserve of €5.2 million for employee termination costs. This reserve was fully used in 2004.

Reserve as at December 31, 2005 is relative to minor restructuring plans. The major of them amounts to €1.5 million for a plant of Valnor in France, covering contract termination costs.

Transportation

In Germany, Connex implemented a new restructuring plan in 2004 in connection with the reorganization by region and moving out of the headquarters. This plan amounts to €2.7 million, consisting in termination costs of 100 employees, of whom 6 were executives. The reserve utilized in 2005 amounted to 1.3 million.

The reorganization of the Swedish activities led to an additional provision of €1.2 million in 2005, of which €0.3 million were already utilized.

Note 50H.

Stock based compensation

Veolia Environnement stock option plans

Under US GAAP, the Group accounts for stock-based compensation based upon the provisions of APB Opinion No. 25.  Pro forma information, as if Veolia Environnement applied SFAS 123, is presented in note 50K.  Under IFRS, compensation expense has been recorded based upon the fair value measured at the grant date. In accordance with the transitional provisions of IFRS 2 an expense has only been recorded for those plans granted after November 7, 2002 and for which the rights had not vested as of January 1, 2005.

The compensation expense recorded by the Group under IFRS was €16.2 million and €6.8 million for the years ended December 31, 2005 and 2004 respectively.  Under US GAAP, the expense recorded by the Group was €3.2 million and €0.7 million for the years ended December 31, 2005 and 2004 respectively.

Employee Stock Purchase Plans

Under IFRS, in accordance with the transitional provisions of IFRS2, no compensation expense has been recorded for Employee Stock Purchase Plans granted in 2004 because the awards were fully vested as of January 1, 2005. The compensation cost recorded by the Group for the year ended December 31, 2005 was €14.1 million.

Under US GAAP, the compensation costs recorded by the Group for the years ended December 31, 2005 and 2004 were €14.1 million and €10.3 million respectively, applying the intrinsic value method.

Note 50I.

Pension plan and other post retirement benefits other than pension plans

Under IFRS the Group uses the proportionate consolidation method for subsidiaries over which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under US GAAP those subsidiaries which are consolidated using the proportionate consolidation method under IFRS are accounted for using the equity method (see Note 50A).  The other principal difference between US GAAP and IFRS is that the Group has decided to recognize directly in equity actuarial gains and losses in the period in which they occur under IFRS, whilst under US GAAP actuarial gains and losses are amortized through the income statement using the corridor method.

The disclosures below show the benefit obligations, assets, funded status and balance sheet impact, as well as net periodic expense and assumptions associated with the defined benefit pension plans and other post-employment benefit plans as computed in accordance with FAS 87 and FAS 106.

Disclosures presented in accordance with SFAS 132, are as follows (in millions of euros):

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Benefit obligation at beginning of year	852.3	715.0	24.0	0.0
Service cost	37.9	47.6	0.4	0.4
Interest cost	43.6	38.6	1.2	1.5
Plan participants’ contributions	5.2	3.4	-	-
Disposals	(0.8)	(35.1)	-	-
Curtailments & settlements	(9.5)	(4.7)	(3.1)	-
Actuarial loss (gain)	181.2	31.0	-	-
Benefits paid	(54.2)	(38.0)	(1.5)	(1.9)
Plan amendments	4.7	12.8	-	8.0
Others (including business combinations and foreign currency translation)	38.9	81.6	3.1	16.0
Benefit obligations at end of year	1,099.3	852.3	22.3	24.0

VEOLIA - Form 20-F | F-64

Back to contents

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Fair value of plan assets at beginning of year	539.3	483.3	-	-
Actual return on plan assets	80.1	49.8	-	-
Group contributions	54.5	22.3	-	-
Plan participants’ contributions	5.2	3.4	-	-
Disposals	-	(27.5)	-	-
Curtailments & settlements	(3.6)	(0.3)	-	-
Benefits paid	(34.1)	(23.8)	-	-
Others (including business combinations and foreign currency translation)	14.0	32.0	-	-
Fair value of plan assets at end of year	662.6	539.3	-	-

Group pension plan assets were invested as follows as of December 31, 2005 and December 31, 2004, by asset category are as follows:

	2005	2004
Equity securities	48%	42%
Debt securities	36%	37%
Insurance contracts	11%	14%
Cash	5%	6%

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Funded status of plan	(436.7)	(313.0)	(22.3)	(24.0)
Unrecognized actuarial loss	296.0	172.2	1.9	5.8
Unrecognized actuarial prior service cost	35.4	36.3	7.7	7.6
Others	(74.0)	(37.4)	-	(13.4)
Accrued benefit cost under US GAAP	(179.3)	(141.8)	(12.8)	(24.0)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those pension plans with accumulated benefit obligations in excess of plan assets were €664.0 million, €531.5 million and €251.2 million as of December 31, 2005 and €458.9 million, €377.5 million and €157.0 as of December 31, 2004.

The allocation of the projected benefit obligation of €1,099.3 million and the accumulated benefit obligation of €896.7 million by area is as follows: at the end of 2005, €655.6 million and €542.8 million in the United Kingdom, €321.2 million and €249.3 million in France and €122.5 million and €104.6 million in other countries.

The fair value of plan assets in France amounted to €71.3 million at the end of 2005.  The Group’s domestic plan assets are invested principally in insurance companies’ funds.  The expected long-term rates of return on these assets are directly based on historical returns.  Contributions paid to these plan assets are essentially discretional contributions without contractual or legal requirements.  The accumulated benefit obligation for domestic plans was €249.3 million as of December 31, 2005.

The Fair value of plan assets in the United Kingdom amounted to €569.3 million at the end of 2005.  These assets are invested essentially in equities and bonds through a trustee structure.  The expected long-term rate of return on these assets are based upon statistical returns and observed market performances over a long-term basis.  The accumulated benefit obligation for these plans was €542.8 million as of December 31, 2005.

VEOLIA - Form 20-F | F-65

Back to contents

Amounts recognized in the balance sheet consist of (in millions of euros):

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Accrued benefit liability (including MLA)	(319.0)	(267.9)	(12.8)	(24.0)
Prepaid benefit costs	139.7	126.1	-	-
Net amount accrued for under US GAAP	(179.3)	(141.8)	(12.8)	(24.0)
Intangible assets	21.4	16.3	-	7.6
Net amount recognized under US GAAP	(157.9)	(125.5)	(12.8)	(16.4)

Net accruals in US GAAP can be compared with balances determined under IFRS as follows:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Net amount accrued for under US GAAP	(179.3)	(141.8)	(12.8)	(24.0)
Changes in scope	(104.9)	(73.0)	(3.6)	(2.6)
Minimum liability adjustments	74.0	37.4	-	-
Recognition of actuarial gains and losses through shareholders’ equity	(349.6)	(177.3)	(1.0)	9.7
Net amount accrued for under IFRS	(559.8)	(354.7)	(17.4)	(16.9)

Net periodic cost under U.S. GAAP was as follows (in millions of euros):

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Service cost	37.9	47.6	0.4	0.4
Interest cost	43.6	38.6	1.2	1.5
Expected return on plan assets	(35.5)	(33.9)	-	-
Amortization of unrecognized prior service costs	2.5	0.9	0.5	0.2
Amortization of actuarial net loss (gain)	11.1	7.9	0.2	0.6
Amortization of net transition obligation	-	(6.4)	-	-
Curtailments/Settlements	(4.4)	(0.9)	-	(6.8)
Others	2.6	(3.5)	-	-
Net periodic benefit cost under US GAAP	57.8	50.3	2.2	(4.1)

The Group expects to contribute €30.1 million to its pension and postretirement benefit plans in 2006.  Expected future benefit payments are as follows (in millions of euros):

	2006	2007	2008	2009	2010	2011-15
Expected future benefit payments	51.3	40.1	44.5	46.2	47.4	331.0

VEOLIA - Form 20-F | F-66

Back to contents

Actuarial assumptions – US GAAP

The following are weighted-average assumptions used to determine benefit obligation at December 31, 2005 and December 31, 2004:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Discount rate	4.5%	5.0%	5.8%	5.6%
Expected rate of compensation increase	3.3%	3.8%	-	-

The following are weighted-average assumptions used to determine benefit obligation at December 31, 2005 and December 31, 2004:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Discount rate	5.0%	5.4%	5.8%	5.6%
Expected return on plan assets	6.4%	6.6%	-	-
Expected rate of compensation increase	3.8%	3.8%	-	-
Expected residual active life (in years)	14.8	15.0	9.0	12.4

Note 50J.

Goodwill and other intangible assets

The goodwill under US GAAP amounts to € 3,419 million in 2004 and € 3,817 million in 2005.

The indefinite-lived assets under US GAAP amount to € 90 million in 2004 and € 89 million in 2005.

The definite-lived assets under US GAAP amount to € 927 million in 2004 and € 1,252 million in 2005.

The impairments under US GAAP recognized in 2004 amount to € 74 million and to € 23 million in 2005.

Note 50K.

Pro-forma information

a)

Veolia Environnement stock option plans

Veolia Environnement applies the intrinsic value method to account for compensation cost associated with options granted to employees (see Note 50H).

The average fair value of Veolia Environnement options granted in 2004, 2003 and 2002 was €6.56, €5.09 and €15.3 respectively, using the Binomial option pricing model with the following assumptions for the grants:

Veolia Environnement	2004	2003	2002
Expected life (in years)	7.5	7.23	7.50
Interest rate	3.40%	3.90%	4.33%
Volatility	21.45%	22.67%	30.00%
Dividend yield	2.1%	1.00%	1.00%

Pro forma net income and basic earnings per share are presented below, as if compensation cost for stock options awarded under these plans had been determined based on the fair value at the dates of grant.

b)

Pro forma net income and basic earnings per share

Veolia Environnement’s pro forma net income and basic earnings per share are calculated as follows (in millions of euros, except per share data):

(€ millions)	At December 31,
	2005	2004 (1)
Net income (loss) under US GAAP as reported	555.7	145.2
Include: total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	1.9	0.3
Deduct: total stock based-employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14.8)	(17.0)
Deduct: net income of discontinued operations	-	225.7
Pro forma net income (loss)	542.8	354.2
Net income (loss) basic earning per share	1.42	0.37
Net income (loss) diluted earning per share	1.42	0.37
Net income (loss) pro forma per share	1.39	0.89
Net income (loss) pro forma diluted per share	1.38	0.89

(1) As restated. See note 50D paragraph “Impairment of goodwill”

Note 50L.

Subsequent events

On April 10, 2006, we sold our interest in Southern Water to Southern Water Capital Limited, the current majority shareholder in Southern Water.

In connection with the development of its activities in Central and Eastern Europe, Veolia Transportation signed a contract with EBRD (European Bank of Reconstruction and Development) in December 2005 to acquire a 35% interest in the holding company that manages activities in this region. The holding company will conduct a share capital increase in order to allow Veolia Transportation to acquire its stake. This transaction is subject to the approval of the Bundeskartellamt.

Finally, on May 31, 2006, Butler Capital Partners, Veolia Transportation and CGMF signed agreements on the takeover of the Société Nationale Maritime Corse Méditerranée (SNCM), a state owned company providing ferry services mainly between mainland France and Corsica. The agreements form part of a turnaround plan that was first decided on by the French government at the beginning of 2005. The agreements and finalization of the transaction remain subject to the approval of the European Commission under rules governing state aid. SNCM’s share capital is expected to break down as follows by the end of 2006: Butler Capital Partners (38%), Veolia Transportation (28%), French government (25%) and SNCM employees (9%). Veolia Transportation has developed ferry services for several years in Scandinavian countries, and expects SNCM to generate new growth opportunities in the Mediterranean basin.

VEOLIA - Form 20-F | F-67

Back to contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT S.A.

By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief Financial Officer

Date: June 29, 2006

VEOLIA - Form 20-F