Form 20-F
period 2006-12-31
VEOLIA ENVIRONNEMENT
filed 2007-06-29
CIK 1160110

As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006

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

410,795,840 ordinary shares, nominal value €5 per share

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

Back to contents

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3.

KEY INFORMATION

1

ITEM 4.

INFORMATION ON THE COMPANY

8

ITEM 4A.

UNRESOLVED STAFF COMMENTS

53

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

54

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

84

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

111

ITEM 8.

FINANCIAL INFORMATION

114

ITEM 9.

THE OFFER AND LISTING

120

ITEM 10.

ADDITIONAL INFORMATION

123

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

134

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

140

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

141

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

141

ITEM 15.

CONTROLS AND PROCEDURES

141

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

141

ITEM 16B.

CODE OF ETHICS

142

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

142

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

142

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

143

ITEM 17.

FINANCIAL STATEMENTS

144

ITEM 18.

FINANCIAL STATEMENTS

144

ITEM 19.

EXHIBITS

144

ii

Back to contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union as of December 31, 2006 and with IFRS issued by the International Accounting Standards Board (“IASB”) as of the same date. IFRS differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”).  For a description of the principal differences between IFRS and U.S. GAAP as they relate to us and to our consolidated subsidiaries, and for a reconciliation of our shareholders’ equity and net income to U.S. GAAP, see Note 51 to our consolidated financial statements included in Item 18 of this annual report. See also “Item 5. Operating and Financial Review and Prospects” for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

Concession contracts are accounted for in the 2006 consolidated financial statements in accordance with IFRIC Interpretation 12, Service Concession Arrangements (IFRIC 12), published in November 2006. This interpretation, which is pending adoption by the European Union following a favorable vote of the EFRAG in March 2007, is applicable to accounting periods commencing on or after January 1, 2008. We have elected early adoption of this interpretation, and the change in accounting method has been applied retrospectively.  As such, our consolidated financial statements as of and for the year ended December 31, 2005, and 2004 financial information have been adjusted accordingly for the retrospective adoption of IFRIC 12.

Back to contents

	At and for the year ended December 31
	(in US$)(1)			(in €)
	————	————	————	————	————	————
(millions, except per share amounts)	2006	2006	2005 adjusted*	2004 adjusted*	2003	2002
	————	————	————	————	————	————
INCOME STATEMENT DATA:
Amounts in accordance with IFRS
Revenue	37,693.1	28,620.4	25,570.4	22,792.4	--	--
Operating income	2,809.3	2,132.9	1,892.9	1,489.6	--	--
Net income from continuing operations	1,309.5	994.3	794.4	640.0	--	--
Net income (expense) from discontinued operations	0.79	0.6	0.7	(38.1)	--	--
Minority interest	311.1	236.2	172.9	212.1	--	--
Net income attributable to equity holders of the parent	999.2	758.7	622.2	389.8	--	--
Net income attributable to equity holders of the parent per share—Basic(2)	2.54	1.93	1.59	0.98	--	--
Net income attributable to equity holders of the parent per share—Diluted(3)	2.52	1.91	1.59	0.98	--	--
Net income from continuing operations per share—Basic(2)	2.54	1.93	1.59	1.47	--	--
Net income from continuing operations per share—Diluted(3)	2.52	1.91	1.58	1.47	--	--
Dividends per share	1.38	1.05			--	--
Number of shares (adjusted to reflect changes in capital)	412,626,550	412,626,550(4)	407,872,606	406,421,983	--	--

Amounts in accordance with U.S. GAAP
Net income attributable to equity holders of the parent	964.2	732.1	555.7	145.2	(1,826.9)	(1,988.8)
Basic earnings per share	2.45	1.86	1.42	0.37	(4.56)	(5.45)
Diluted earnings per share	2.42	1.84	1.42	0.37	(4.56)	(5.45)

BALANCE SHEET DATA (AT PERIOD END):
Amounts in accordance with IFRS
Equity attributable to equity holders of the parent	5,743.2	4,360.8	3,790.2	3,211.2	--	--
Minority interest	2,887.7	2,192.6	1,888.0	1,728.7	--	--
Total assets	52,843.0	40,123.7	36,381.0	35,899.3	--	--
Total non-current assets	33,056.8	25,100.0	22,834.9	20,733.3	--	--
Total non-current liabilities	23,780.2	18,056.3	16,934.0	14,836.4	--	--

Amounts in accordance with U.S. GAAP
Equity attributable to equity holders of the parent	4,185.2	3,177.8	2,832.9	2,255.5	2,378.1	4,923.2

CASH FLOW DATA:
Amounts in accordance with IFRS
Net cash flow from operating activities	4,464.1	3,389.6	3,163.7	3,384.3	--	--
Net cash from (used in) investing activities	(3,824.6)	(2,904.0)	(2,407.6)	318.9	--	--
Net cash used in financing activities	(94.2)	(71.5)	(3,152.8)	(1,795.5)	--	--
Purchases of property, plant and equipment	(2,657.2)	(2,017.6)	(1,837.1)	(1,723.0)	--	--

________________________________

(1)

For your convenience, we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2006 rate of $1.00 = €0.7593. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.

(2)

Based on the weighted average number of shares outstanding in each period for the calculation of basic earnings per share, equal to 393.8 million shares in 2006, 390.4 million shares in 2005 and 396.2 million shares in 2004.

(3)

Based on the weighted average number of shares outstanding in each period for the calculation of diluted earnings per share, equal to 397.6 million shares in 2006, 392.4 million shares in 2005 and 396.3 million shares in 2004.

(4)

The number of shares as of December 31, 2006 mentioned above includes the exercise of options to subscribe for shares of our company which occurred from July 1 to December 31, 2006.  The share capital increase and the creation of shares resulting from such exercise of stock options was formally recorded by our board of directors on March 7, 2007.

*

Accounts as of December 31, 2005 and December 31, 2004 were adjusted for the application of IFRIC12 standards for the treatment of concessions, so as to ensure the comparability of the fiscal years.

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

At our general shareholders’ meeting on May 10, 2007, our shareholders approved a dividend payment of €1.05 per share in respect of our 2006 fiscal year, which was paid on May 15, 2007.  On May 29, 2006, we paid a dividend of €0.85 per share in respect of the 2005 fiscal year.  On May 27, 2005, we paid a dividend of €0.68 per share in respect of the 2004 fiscal year. On May 28, 2004, we paid a dividend of €0.55 per share in respect of the 2003 fiscal year. On May 7, 2003, we paid a dividend of €0.55 per share in respect of the 2002 fiscal year.

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

The following table shows the euro/U.S. dollar exchange rate from 2002 through May 2007 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Month	Period	Average
U.S. dollar/Euro	End	rate*	High	Low
	————	————	————	————
May 2007	1.36	1.35	1.36	1.34
April 2007	1.36	1.35	1.36	1.34
March 2007	1.33	1.32	1.34	1.31
February 2007	1.32	1.31	1.32	1.29
January 2007	1.30	1.30	1.33	1.29
December 2006	1.32	1.32	1.33	1.31

Year
U.S. dollar/Euro

2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
2004	1.35	1.24	1.36	1.18
2003	1.26	1.13	1.26	1.04
2002	1.05	0.95	1.05	0.86

________________________________

*

The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euro to U.S. dollars in this annual report are based on $1.00 = € 0.7593, the Noon Buying Rate on December 31, 2006. On June 28, 2007, the Noon Buying Rate was U.S.$1.3466 per euro.

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

While our operations are concentrated mainly in Europe and North America, we conduct business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 10.14% of our total revenue in 2006. The risks associated with conducting business in some countries outside of Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The establishment of public utility fees and their structure can depend on political decisions that may impede for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead us to record exceptional provisions or depreciation charges in connection with our operations in these countries, which could have a material adverse effect on our results.

Changes in the prices of fuel and other commodities may reduce our profits.

The prices of our supplies of fuel and other commodities, which are significant operating expenses for our businesses, are subject to marked fluctuations. Although most of our contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of our supplies using certain pricing formulas, such as price index formulas, there may be developments that could prevent us from being fully protected against such increases, such as delays between fuel price increases and the time we are allowed to raise our prices to cover the additional costs, or our failure to update an outdated cost structure formula.  In addition, a sustained increase in supply costs beyond the price levels provided for under our adjustment clauses could reduce our profitability to the extent that we are not able to increase our prices sufficiently to cover the additional costs.

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

Back to contents

We have pursued and may continue to pursue strategic acquisitions, which may have a less favorable impact than expected on our activities or affect our financial condition.

As part of our business strategy, we have conducted and continue to conduct acquisitions of varying sizes, some of which are significant at the Group level.  These acquisitions involve numerous risks, including the following: (i) the assumptions used in the underlying business plans may not prove to be accurate, in particular with respect to synergies and expected commercial demand; (ii) we may not integrate acquired businesses, technologies, products, personnel and operations effectively; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired; (iv) we may have or wish to terminate pre-existing contractual relationships, which could be costly and/or on unfavorable terms; and (v) we may raise additional debt to finance these acquisitions.

As a result, it is possible that the contemplated benefits of completed or future acquisitions may not materialize within the time periods or to the extent anticipated or that such acquisitions may affect our financial condition.

Our long-term contracts may limit our capacity to quickly and effectively react to unfavorable general economic changes.

The initial circumstances or conditions under which we enter into a contract may change over time, which may result in adverse economic consequences.  Such changes vary in nature and foreseeability.  Certain contractual mechanisms may help to address the changes and restore the initial balance of the contract.  Their implementation may be triggered more or less automatically by the occurrence of a given event (price adjustment clauses for instance), or they may require a contract revision or amendment procedure requiring the agreement of both parties or of a third party.  In any case, however, our actions must remain within the scope of the contract and we cannot terminate unilaterally and suddenly a business that we believe to be unprofitable, or change its features.  Our compensation, whether it consists of a price paid by the client or a fee levied from end users based on an agreed-upon schedule, may not be changed at any time in line with changes in our costs and demand.  These constraints have an impact on our behavior as an economic agent, and are particularly meaningful because our contracts are often entered into for long periods of time.

The rights of governmental authorities to terminate or modify our contracts could have a negative impact on our revenue and profits.

Contracts with governmental authorities make up a significant percentage of our revenue. In numerous countries, including France, governmental authorities may modify or terminate contracts under certain circumstances, but generally with indemnification.  In some countries, however, we may not be entitled to or be able to obtain full indemnification in the event our contracts are terminated by governmental counterparties.

We may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, we must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, complex and hard to predict.  The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations.  We may invest significant resources in a project or public tender without obtaining the right to engage in the desired business or sufficient compensation or indemnities to cover the cost of our investments, for instance as a result of a failure to obtain necessary permits or authorizations, or approvals from antitrust authorities, or because authorizations are subject to conditions that force us to abandon certain of our development projects.  These situations increase the overall cost of our activities and, if we do not obtain the desired business or are forced to withdraw from a public tender, our business may not grow as much or as profitably as we hope.

We must comply with various environmental, health and safety laws and regulations, which is costly and may, in the event of any failure to comply on our part, cause us to incur liability under these laws and regulations.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have made and will continue to make significant capital and other expenditures to comply with our environmental, health and safety obligations as well as to ensure sanitary protection of the services we provide. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including general precautionary or preventative measures, or to advise our clients so that they undertake the necessary actions for the compliance of their installations. The costs related to these preventative measures are recorded as either operating expenses or as industrial investments. Our industrial investments totaled €2.197 billion in 2006.

Back to contents

Each of our operations, moreover, may become subject to stricter general or specific laws and regulations, and correspondingly greater compliance expenditures, in the future. If we are unable to recover these expenditures through higher tariffs, this could adversely affect our operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad.  These laws and regulations now govern any discharge in a natural environment, the collection, transport, treatment and disposal of all types of waste, the rehabilitation of old sites at the end of operations, as well as ongoing operations at new or old facilities.

Our operations and activities may cause us to incur liability or other damages that we might be required to compensate.

The increasingly broad laws and regulations expose us to the risk of liability, including in connection with assets that we no longer own and activities that have been discontinued. For example, a French law dated July 30, 2003, relating to the prevention of technological and environmental risks and the conduct of remediation activities, has strengthened the regulatory framework that applies to discontinued operations and closed sites and installations. In some instances, reserves must be established in respect of such discontinued operations. In addition, we may be required to pay fines, repair damage or undertake improvement works, even when we have conducted our activities with care and in total conformity with operating permits. Regulatory authorities may also require us to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations.

In addition, we often operate installations that do not belong to us, and therefore do not always have the power to make the investment decisions required to bring these installations into compliance with new regulatory norms. In instances where the client on whose behalf these installations are operated refuses to make the required investments, we may be forced to terminate our operations.

In the event of an accident or other incident, we could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). These potential liabilities may not always be covered by insurance, or may be only partially covered. The obligation to compensate for such damages might have a material adverse effect on our activities or resources.

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

Finally, while the regulatory regime governing Seveso facilities applies only within the European Union, we operate several similar sites outside of this region which are often subject to the same level of heightened regulation by foreign governments.

Currency exchange and interest rate fluctuations may negatively affect our financial results and the price of our shares.

We hold assets, earn income and incur expenses and liabilities in a variety of currencies. Our financial statements are presented in euro. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies can affect the value of these items in our financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of our interests held in foreign currencies.

At December 31, 2006, our net financial debt excluding revaluation of hedging instruments amounted to €14.7 billion, of which 25.7% was subject to variable rates and 74.3% to fixed interest rates, including 12.1% subject to variable rates with caps. Our results of operations and financial condition may be affected by changes in prevailing market rates of interest. Fluctuations in interest rates may also affect our future growth and investment strategy, since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Risks Relating to Our Shares and ADSs

Because preemptive rights may not be available for U.S. persons, the ownership percentages of our U.S. shareholders may be diluted in the event of a capital increase of our company.

Under French law, shareholders have preemptive rights (droits préférentiels de souscription) to subscribe, on a pro rata basis, for cash issuances of new shares or other securities giving rights to acquire additional shares. U.S.  holders of our shares may not be able to exercise preemptive rights for our shares unless a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements imposed by the Securities Act is available.  We are not required to file registration statements in connection with issues of new shares or other securities giving rights to acquire shares to our shareholders.  As a result, we may from time to time issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect.  For example, in June 2007 we launched a capital increase through the issuance of rights to acquire new shares to all of our shareholders, but those rights were generally exercisable only by persons located

Back to contents

outside the United States.  Holders of our ADSs were not permitted to exercise the rights corresponding to the shares underlying the ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

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

The legal and commercial name of our company is “Veolia Environnement.” Our company is a société anonyme, a form of stock corporation, incorporated in 1995 pursuant to the French commercial code for a term of 99 years.  Our registered office is located at 36/38, avenue Kléber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 00 00.  Our agent in the United States is Brian Sullivan. He can be reached at Veolia Environnement, 700 East Butterfield Road, Suite 201, Lombard, IL 60148.

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

In 1980, Compagnie Générale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transport and Veolia Propreté) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia).  It also began significant international expansion.

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

From 2002 to 2004, Vivendi (formerly known as Vivendi Universal) progressively decreased its stake in our company, and has held only 5.3% of our shares since December 2004.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”  Since July 26, 2006, Vivendi no longer holds shares in our company.

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

In April 2003, we changed our name to “Veolia Environnement.”  On November 3, 2005, we unveiled a new branding system for our group. Our water, waste management and transportation divisions currently operate under the same name: “Veolia.”

Back to contents

Major Developments in 2006

Below we discuss the main developments in our business during 2006.  The discussion below and in the remainder of Item 4 includes the revenue amounts that we expect to earn from various contracts (most of which are long-term contracts), including total revenue expected to be generated from all services under combined contracts to build and operate facilities.  These revenue amounts take into account updates to our volume and price assumptions since the date these contracts were publicly announced.  In addition, revenue amounts expected under foreign contracts won during 2006 have been converted into euro at the rate of exchange prevailing on December 31, 2006.  As a result, publicly announced revenue amounts may differ from the amounts of expected revenue included in this document.  In addition, these expected revenue amounts constitute forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information–Risk Factors.”  Actual revenue amounts may differ materially from those anticipated in the forward-looking statements.  See “Forward-Looking Statements” at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our forward-looking statements are subject.

Deployment of the “Veolia” Brand

Since 2005, we have been rolling out a new branding program. Today our water, waste management and transportation divisions have been brought together under a single name: “Veolia.” The energy services division continues to operate under the brand name “Dalkia.”

In connection with the roll-out of the “Veolia” brand, the holding companies of water, waste management and transportation divisions, as well as most of our operating companies, have changed their names to include “Veolia”.

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

At the same time, a publicity campaign was launched in June 2006 (written press, public displays, television). This campaign asserts Veolia’s industrial commitment to reconciling human activities and environmental preservation, a commitment that is expressed in the slogan “the environment is an industrial challenge.”

This campaign was launched in the written press in France, the United Kingdom, Germany, the Czech Republic and Romania, and through public displays in airports across the world (Paris, London, Shanghai, Hong Kong, New York, Chicago and Los Angeles) and in the Eurostar station in Brussels.

It was completed by an adverstising film focusing on the human and urban aspects of our activities, which was broadcast from October 2006 through various hertzian and cable channels in France and Europe.

Costs borne by us in 2006 for the development of the brand and the publicity campaign amounted to approximately €26 million.

Acquisition of Cleanaway UK

In 2006, we improved our market position by carrying out targeted acquisitions, designed to generate growth and costs synergies.

On June 30, 2006, one of our divisions, Veolia Propreté, a division of Veolia Environnement, announced the acquisition of Cleanaway Holdings Limited (Cleanaway UK) from the Brambles group for €744.7 million. This acquisition significantly reinforced our position in the British industrial and local waste management sector. With estimated annual consolidated revenues of €684 million, Cleanaway UK is a major operator in the United Kingdom within the industrial and municipal waste collection services sector, and the waste management sector. The transaction, which was submitted for approval by the European competition authorities, was finalized on September 28, 2006.

Agreements Relating to the Société Nationale de Maritime Corse Méditerranée (SNCM)

On May 31, 2006, we signed agreements with Butler Capital Partners and the CGMF relating to the acquisition of the Société Nationale de Maritime Corse Méditerranée (SNCM).  These agreements were part of a transaction to open SNCM’s capital to outside investment, a decision made by the French government at the beginning of 2005, and the restructuring of the company.  The transaction is still subject to a cancellation clause relating to the European Commission’s agreement on state aid.  As a result of this acquisition, we hold 28.29% of SNCM’s share capital.

Back to contents

SNCM’s principal business is the operation of a public service concession for transportation to Corsica from the port of Marseille.  It has ten ships at its disposal and contributed approximately €200 million to Veolia Transport’s revenues in 2006.  As a result of this transaction, Veolia Transport has significantly reinforced its position as an operator of maritime lines in high growth markets, after many years as an operator in Northern Europe.

Validation of a Strong Business Model

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

 “Veolia Skills” Program

In September 2005, we engaged in a large and innovative recruiting campaign in France referred to as “Veolia Skills.” This campaign allowed for the the recruitment of 4,879 new employees in 2006.  The objective for the third campaign is to recruit 8,000 new employees in 2007.

All of these recruitments will be professional skills-oriented.  Training will last between 9 and 24 months, leading to a diploma recognized by the French Education Ministry.  Once a diploma has been obtained, candidates will be offered indefinite-term employment.

This recruiting campaign is open to persons of all ages. It is also open to existing employees, in order to afford them greater mobility in the spirit of ongoing skills development. Through this campaign, we hope to encourage the hiring of members of certain sectors of the public, including handicapped persons, seniors and the long term unemployed.

In the long term, the goal is to make mobility our preferred means of recruitment.  Internally, the expected increase in staff must be accompanied by the strengthening of mobility, focusing on the professionalism of partners, the true actors in our development.

“Veolia Environnement 2006” Efficiency Plan

We announced in September 2003 the plan called “Veolia Environnement 2005,” which we hoped would generate €300 million in annual savings beginning in 2006. This objective was achieved one year in advance, with €304 million in savings recorded in 2005.  This plan continued in 2006 and generated €406 million in savings excluding exceptional and non-recurring costs relating to its implementation. This program which ended at the end of this fiscal year will have mobilized all of our operational units and more than 1,000 contributors. More than 700 projects were carried out across all themes (operational, optimization of structures, purchasing and staff). In 2007 and for the following years, our objective is to capitalize on the gains from the plan to achieve continuous improvement of an ongoing transversal performance program.

Greenhouse Gases

An increase of greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit their progression.  At the international level, the Kyoto Protocol, which came into force in February 2005, as well as the European directive of October 13, 2003 has created a European Union for gas emissions, the “Emission Trading Scheme”.

The system was put in place on a European level in parallel to that of the Kyoto Protocol, which was started in 2005 and which led to the creation of the national allocation quota plan (PNAQ). In 2006, a revision of the October 13, 2003 directive was launched in order to increase its jurisdiction, to reinforce the controls and to establish a commercial quota system linked to the Kyoto Protocol.

We are already active in this field on a national, European, and global level.

•

At the European Union level, Dalkia, which operates close to 250 combustion installations in Europe that are affected by the new quota system, has been awarded quotas representing approximately 1% of all European quotas awarded, and has taken an active role in working with clients to manage carbon emissions and quotas.

•

At the international level, we have begun trying to generate emissions credits that are tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Propreté and Dalkia completed two projects, which were registered as clean development facilities (“mécanisme de développement propre", or MDP) by the MDP Executive Council, while six others are in the process of being completed. Dalkia completed a project of joint development (“Mise en Oeuvre Conjointe”, or MOC). Veolia Transport is actively involved in developing an initial tool that would apply to business transportation, in collaboration with EpE and ADEME.

Back to contents

BUSINESS OVERVIEW

Our Market

The market for environmental management services has emerged only recently, including water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation. Traditionally, these services were, and often remain, considered as independent services outsourced to individual providers.  Public authorities and industrial and commercial companies, moreover, typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years.  Recent awareness regarding environmental demands and the necessity of a global approach to the management of activities having an environmental impact, as well as the updating of solutions allowing interaction and optimization between these services, has prompted a demand for integrated environmental management services.  This phenomenon has been emphasized by the continued global expansion of industrial and commercial companies that have generated a need for environmental management services providers with a global reach.

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

As a result, we believe that our historical business model—most often taking the form of “delegated management contracts” in France and of “concessions” in most places outside of France—is more relevant than ever. Depending on the country, the actual contract may take several legal forms, but remains characterized by a public authority delegating to private operators the exclusive right, with or without an investment obligation, to operate services or support facilities, or to manage an activity, for which the authority is responsible.  The public authorities retain the role of defining, organizing and overseeing the services provided to inhabitants or other users. At the same time, the private operator charged with the provision of these services uses its expertise to deliver them more efficiently, resulting in a mutually beneficial relationship between the private operator and public authority. Public authorities can assume a larger or less prominent role in the management of public services, depending on their needs. We believe that we can adapt to the different needs and expectations of public authorities around the world in order to assist them in (i) responding to the need for heightened efficiency and productivity in the provision of public services in order to control costs, (ii) accessing more sophisticated technical skills in order to resolve complex environmental problems, and (iii) responding to the demand for prompt and professional service expressed by end users.

In France in particular, we intend to take advantage of a French ordonnance dated June 17, 2004 allowing for the creation of a new form of partnership contract.  The ordonnance allows public authorities to entrust private operators (who may be associated with

Back to contents

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

Industrial or Commercial Companies

We offer our industrial and commercial clients a large range of services, which generally aim to achieve the following two main goals in relation to the environment:

•

furnishing clients with the services necessary for their industrial processes (steam, industrial heating and cooling, processed water, demineralized water, compressed air, etc.) and optimizing their consumption thereof, and

•

reducing the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

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

Our Overall Strategy

Our aim is to continue to reinforce our position as world leader in environmental services. Our strategy focuses on developing the most appropriate environmental service solutions for our local and industrial clients; the maintenance of a geographically diverse area of activity; the development of a significant presence in growth markets with high potential and an acceleration of synergies between our different businesses.

While strengthening our position as a worldwide leader in the provision of environmental services, we continue to implement our growth business model aimed at improving our solid economic and financial condition.  This solidity is a result of economies of scale, constantly evolving technology and know-how (supported by ever-growing research investment), long-term commitments to clients and risk management.

Back to contents

The most appropriate solutions in environmental services ensure that we develop our client relationships.

While preserving the local character of our business, we have become a major actor in each of our main businesses, whether in the services business or in the concessions business. We have forged a unique position within these two client segments.

Within the municipal area, we have completed our portfolio of existing French and European clients (Prague, Bucarest, Nottingham, Braunschweig), but have also had a number of commercial successes in the United States (Indianapolis, Chicago, Boston …) and in the Asia Pacific region (Canton, Shanghai, Incheon, Melbourne).  Thus, we have illustrated our ability to win large privatizations and bids for large projects.

Historically we have conducted an important part of our business through our industrial and commercial clients, particularly in energy and waste management services.  We have also created a new business portfolio made up of large industrial accounts (Peugeot, Novartis, Renault…), with a significant contribution coming from multi-service contracts.

Successful Geographic Diversification

Our international business continues to increase alongside the volume of business in France, which has continued to grow at an average annual rate of over 5% per year since 2000.

The European market has become our domestic market, but we have forged strong positions in the United States and Asia. Our presence in developed countries presents relatively little risk of decreasing as it is largely unaffected by relocations and restructurings.

We have developed a significant business presence in emerging and developing countries. Our economic position within these areas of the world is much more significant than appears from the proportion of our revenues earned in these areas.

A strategy focused on the growth and high-potential markets

Our strategy focuses on growth markets.  Our markets are divided into categories by business and client type.

The industrial markets are currently growing rapidly: as a result of increasingly restrictive regulations and with the objective of improving their competitiveness, industrial companies are increasingly outsourcing environmental services through long-term partnerships. These partners, who generally work on all of the industrial sites of the client, tend to provide global services.

The growth in the municipal markets principally results from the combination of several demographic factors: an increase in population size on the one hand, and the urban development rate on the other. Growth is also tied to economic activity and living standards. The tightening of environmental constraints and related regulations have proven to be key factors in our growth.

Economic constraints affecting our industrial clients, as well as our municipal clients, tend to increase their need to reduce water and energy consumption and waste production. Our position as a service provider, as opposed to utility provider, generally allows us to take advantage of this trend.

Synergies between our different businesses accelerate our growth

Within our environmental services business to public authorities and industrial clients, we enjoy important synergies between water, waste management, transportation and energy services. By offering a complete range of services, we have become an environmental partner with our clients who resort to all of our business services.

This synergy is particularly evident within countries or municipalities where demographic changes, urbanization and economic development have significantly accelerated; in these cases, we have been called upon to find solutions to growing environmental problems.

Back to contents

Strong economic and financial capabilities

Our strong position results from market growth trends, but also from our competitive assets, for example our technological and technical expertise, our financial situation, our geographic presence, and our experience and know-how in providing environmental services, all in compliance with regulatory requirements.

Size advantages

Our size alone provides us with significant synergies.  In addition, our presence in all segments of the value chain means that our vertically integrated structures allow us to retain the benefits of added value.

Support of technological developments and improved know-how

We have long been developing our Research and Development. Research and Development are essential to accomplishing our missions, while allowing us to address the needs of our clients. Since 2000, we have unified our R&D business under one unique organization which is backed up by the strategic research, innovation and sustainable development committee created in 2006 by our Board of Directors.

We also benefit from the sharing of techniques in areas such as prevention of the risk of legionella, treatment and valorization of sediment, bioenergy, and management of high environmental quality buildings.

Long-term contracts

We commit to our clients for the long term. Our human resources policy centered on training allows us to focus on long term contracts, in particular through the considerable efforts of Veolia Expertise, an initiative that was renewed in 2007, after having led to significant hirings in 2005 and 2006.

Moreover, aside from its social, environmental and ethical aspects, sustainable development directly influences the needs of clients, thus forming a crucial element within the commercial dialogue. Sustainable development trends have led to changes in our economic model in order to move from a volume-maximizing model to a resource-optimizing model.

Managed risks

Within this growth context, we have enacted a management and risk measurement policy, which was marked in 2006 by the roll out of a mapping of major risks at the Group and division levels.  By putting in place a coordinated risk prevention and management plan, we are addressing this issue of fundamental concern to our future development.

These various strategic factors have allowed us to develop a profitable growth platform with room for future accelerated growth.

Our Strategy by Division

Water

Our water division intends to further pursue the development of its water services throughout the world.  In doing so, it will strive to ensure the health, security and safety of the water it provides, the conservation of natural resources and the protection of the environment.

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

Given this growth potential, we will selectively pursue our development in the water sector in order to optimize our use of resources, operating costs and profitability. As we do so, we will rely on our technical expertise, our experience in managing client relations and the mobilization of local teams on the ground in order to anticipate the future needs of public authorities. We will also continue to train our employees to meet future challenges.  Veolia Eau’s increased technical expertise in various desalination methods and wastewater recycling in particular represents a major effort to adapt to ongoing changes in market conditions.

Back to contents

Going forward, Veolia Eau will seek to capitalize on the sustained opportunities for development worldwide, the maturing of its larger contracts and the productivity gains resulting from efficiency programs that have been in place since 2003 (relating to purchases, information systems and sharing of best practices).

Environmental Services

Through our environmental services division, we seek to pursue our development as one of the world leaders in the waste management sector.  As is the case with our other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries.  As a result, experts who can provide long-term services under cost-effective conditions and in accordance with environmental regulations are becoming more highly sought after.

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, we have the following priorities for our waste management division:

•

developing our waste treatment capabilities and widening our technological lead in waste treatment and recovery;

•

strengthening the offering to industrial clients by capitalizing on our mastery of the entire waste management chain, while seeking to generate synergies with our other operating divisions; and

•

increasing the profitability of our activities by renegotiating tariffs, maximizing productivity and reducing structural costs and ensuring that all of our activities contribute to the development of high value-added services.

Energy Services

Through our energy services division (Dalkia), we are the European leader in the energy services sector. In 2000, we entered into a strategic partnership in the energy services sector with EDF, a European leader in the production, distribution and sale of electricity, in order to offer clients comprehensive energy services at the best possible price.

The opportunities in the sector are significant, due to increases in energy prices and public awareness of environmental problems, which have led to research solutions such as Dalkia’s initiatives to reduce the effects of greenhouse gases and encourage energy conservation.

Our development strategy for this division includes the following geographical priorities:

•

pursuing growth in Southern Europe (Italy, Spain etc.) by participating in the trend toward market consolidation and by developing our multiservices offers to the private sector;

•

pursuing development in the area of large heating networks, particularly in France and in Central and Eastern Europe; and

•

pursuing growth in North America by developing our presence in the management of networks, industrial utilities and shopping malls.

These development priorities will depend on our ability, in the context of deregulated energy markets in Europe, to offer innovative technical solutions focused on energy efficiency that often combine our expertise in several areas. We will also attempt to promote our integrated outsourcing services to public clients as well as commercial and industrial clients, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Transportation

Through our transport division, we seek to be a major transportation service provider on a worldwide scale.

Between 2000 and 2020, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transport needs are expected to increase by 50% (source: International Association of Public Transport).  These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a foremost concern for the local authorities and inhabitants of large cities.  Accordingly,transportation always has some impact on the image and identity of a large city, its economic development, urban renovation projects, and local solidarity.

We aim to establish ourselves, within this sector, as the force behind local transport alongside the community, through the establishment of subcontracts that will later evolve into partnerships.

Back to contents

Veolia Transport’s strategy for being the leading private operator of public transportation services and improving its performance and growth is the following:

•

Innovation and marketing so as to offer more services of higher quality: integrated computer ticketing, traveler information;

•

The implementation of new contracts within the community, tailored to previous methods and their needs, with performance guarantees and including, if the need arises, direct investment;

•

The continuation of our geographic growth in Europe, North America and Australia, and our opening up to China and India as well as certain large cities in Latin America;

•

The diversification in the transportation business, often during the early stages of the opening of markets to competition: railway freight, maritime links, transport on demand and taxis.

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

Our operations are conducted primarily through four divisions, each of which specializes in a single business: water, environmental services, energy services and transportation. Through these divisions, we currently provide water to more than 67 million people and 49 million people in the world with clean water, treat nearly 58 million tons of waste, satisfy the energy requirements of hundreds of thousands of buildings for our industrial, municipal and individual customers and transport approximately 2.5 billion passengers per year.  We strive to offer services to clients that span our four divisions, which are either packaged in the form of a single multiservices contract, or negotiated separately in the form of several contracts.

The following table breaks down our consolidated revenue for 2006 by geographic market and division, after elimination of all inter-company transactions.

(in millions of euro)*	Water	Environmental Services	Energy Services	Transportation	Total
Europe	7,916.6	5,216.4	5,924.0	3,843.6	22,900.6
of which: France	4,802.4	3,112.1	3,535.4	1,953.1	13,403.0
Other Europe	3,114.2	2,104.3	2,388.6	1,890.5	9,497.6
Americas	763.5	1,585.5	137.2	688.9	3,175.1
Rest of the World	1,407.5	661.0	57.2	419.0	2,544.7
of which: Africa-Middle East	704.7	91.1	32.2	14.4	842.4
Asia-Pacific	702.8	569.9	25.0	404.6	1,702.3
Total	10,087.6	7,462.9	6,118.4	4,951.5	28,620.4
* Revenue from ordinary activities under IFRS.

The dates set forth below relating to new contracts we have won or renewed correspond to the date of announcement or signing of such contracts, or to the date of our commencement of operations under such contracts, depending on the circumstances.

Water

Through our water division, the lead company of which is Veolia Eau – Compagnie Générale des Eaux, we are the world’s leading provider of water and wastewater services for public authorities and industrial companies. Further, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies (formerly known as Veolia Water Systems) is the world leader in the design of technological solutions and the construction of structures necessary to perform such services.

Back to contents

With approximately 77,840 employees around the world1, Veolia Water Eau provides drinking water to  more than 67  million people around the world and 49 million people in the world with clean water, and operates more than 4,400 contracts. Veolia Eau has a permanent presence in 59 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic, Slovakia and Romania. It is pursuing targeted growth in Russia, Armenia, and Hungary. Asia (mainly in China, South Korea and Japan) also remains an important target for development following the award of significant contracts with municipal and industrial clients during the past several years. Veolia Eau has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Indianapolis. Finally, Veolia Water has established a presence in the Middle East and Africa, primarily in Morocco and Gabon.

With a network of research centers in France and abroad, Veolia Eau has mastered numerous technologies and tools within the water sector.  As a result, Veolia Eau is able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and resource preservation.

Combined with a strong local presence on the ground and more than 150 years of experience in the provision of services to public authorities and industrial clients, Veolia Eau’s technical aptitude provides it with an important advantage in the water services market, which is extremely competitive.

Increased demand within the water services market has been driven substantially by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization or industrial clients.  New solutions, such as desalination (demonstrated by a key new supply contract in 2006 with a sea water desalination plant in Bahrain) or re-use of treated water, may also be called for depending on an individual client’s circumstances.

The following table shows the consolidated revenue and operating income of our water operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euros)*	2006	2005 adjusted ***	Change 2006/2005

Revenue**	10,087.6	9,134.2	10.4%
Operating income	1,160.6	1,002.3	15.8%

*

Includes our share in the results of the water activities of Proactiva, our joint venture with FCC.

**

Revenue from ordinary activities under IFRS.

***

Accounts as of December 31, 2005 were adjusted for the application of IFRIC12 standards for the treatment of concessions, so as to ensure the comparability of the fiscal years.

Overview of Water Division

Our water division manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence.  Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances. These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others (discussed further under “—Contracts” below). They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of assets (except in the United Kingdom) and the head of water policy.  Further, recent legislative changes will allow us to integrate more elaborate mechanisms into our contracts to address increases in value produced under the contract and the division thereof (e.g., productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often call upon Veolia Eau to manage customer relations; it has implemented specific services and information systems in response, which it continuously strives to improve.

In certain countries where public authorities wish either to implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau also offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis.

Veolia Eau’s outsourcing contracts with industrial and commercial customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.

1

As of December 31, 2006, including Proactiva’s 1,975 employees who are active in water activities.

Back to contents

Service Contracts for Public Authority and Industrial Clients

The main focus of our water business is on water and wastewater management services for public authorities and industrial clients.  Our water division provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Eau also manages customer relations, providing billing services and call centers.

Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts adapted to local environments. Currently, Veolia Eau and its subsidiaries are attempting to capitalize on the worldwide trend towards delegated management of municipal drinking water and wastewater treatment services.

Veolia Eau continues to develop its service offerings for industrial clients using its local presence in various areas and its adapted service organization. It has accordingly become active within this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Veolia Eau also contributes within VE Industries (as discussed further below) to the development of common service offerings of our group, in particular in Europe.

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Eau is one of the world’s leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial clients. In addition, Veolia Eau Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations.

Veolia Eau treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Eau develops a complete range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents.  Veolia Eau’s recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

Through Sade, Veolia Eau also designs, builds, renovates and recovers urban and industrial drinking water and wastewater networks and conducts related work in France and around the world.  Sade’s services cover each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from Sade’s experience in this domain.

Description of Activities in 2006

Our water division’s revenues increased by 10.4% in 2006 compared to 2005, thanks to a high level of contract renewal in France, sustained organic growth outside of France, in particular in Asia and strong growth in the engineering and construction business in France and internationally.

In France, Veolia Eau provides approximately 24.1 million inhabitants with drinking water supply and 16.2 million with wastewater services. Contracts renewed in 2006 represent expected total cumulative revenues of more than €955 million. Among the contracts renewed, the more important are the drinking water and wastewater contracts agreed for a duration of 18 years with the city of Narbonne, which has implemented measures regarding sustainable development for the Community, and also the drinking water contracts with the city of Saint Omer and the wastewater contracts with Menton.  Veolia Eau continues its development efforts in order to further increase its service offering to reach new clients in areas such as:  the management of wastewater treatment plants, the management and maintenance of rainwater networks, the maintenance of non-collective wastewater installations, the wholesale sale of water, and the monitoring of swimming water.

In the rest of Europe, growth was especially strong, in particular in the Czech Republic, where Veolia Eau began providing water distribution and wastewater management services to the cities of Prostejov (25-year contract) and Slany (15-year contract);  in Slovakia, where Veolia Eau signed two 30-year contracts with the municipality of Banska Bystrica on the one hand and Poprad on the other, for drinking water production and distribution, management of customer relations, and wastewater collection and treatment. In Denmark, Veolia Eau signed an eight-year contract for the management of wastewater installations for the city of Alleröd. In 2006 Veolia Eau began operating water services in the capital of Armenia, Erevan. Moreover, in 2006 Veolia Eau signed partnership agreements, including with the Russian companies Evraziysky and Eurasian Water Partnership for the development of water and wastewater projects in Russia. In Bucharest, Romania, Veolia Eau began operating a new water treatment plant for drinkable water in Crivina.

In the United States, Veolia Eau, following a call for tenders, signed a contract for the design, construction and management of a wastewater treatment plant in Rockland County (State of New York). At the same time, Veolia Eau signed a contract in 2006 extending its agreement in Vancouver (Washington) for 5 years, for the management of a used water treatment plant. At the end of 2005, Veolia Eau actively participated in the repair of wastewater treatment plants in New Orleans following the damage caused by Hurricane Katrina. In July 2006, the city of Atlanta terminated its 10-year contract, signed in 2002, for the management of a sediment and discharge treatment plant for the city, following differing interpretations of each party’s contractual obligations.

In the Middle East, Veolia Eau signed several important contracts in 2006 in the Gulf states, in particular with the Emirates of Ajman for the management of wastewater services for the city of Ajman for 27 years, including the construction of a water purification plant and access for inhabitants.  A five-year performance contract was signed, with an extension option of three years, with the public company Oman Wastewater Services Company, operating all wastewater services for the capital, Muscat.

Back to contents

In Asia, Veolia Eau pursued its development with several major new contracts. In the municipal domain, Veolia Eau signed contracts to manage water services for the cities of Luizhou in China (the second largest city in the Guangxi province); a contract to manage two used water treatment plants in Japan, situated in the Saitama district (close to Tokyo) and in Hiroshima. In Australia, a contract was signed to be consultant to the State of Queensland to recycle water produced by treatment installations in the region of Brisbane in an effort to combat drought, and another contract was signed for the design, construction and management of a desalination by reverse osmosis unit designed to sustain, in particular, the Gold Coast. In the industrial sector in China, Veolia Eau signed an important partnership agreement with a subsidiary of Sinopec, the leading Chinese refining group, for the operating of collection, treatment and recycling of industrial waste water from the Yanshan site. In South Korea, Veolia Eau signed two 15-year contracts for the operation of industrial water treatment works with the group Kumho. In Singapore, Veolia Eau signed a six-year contract for the construction and operation with Showa Denko, a subsidiary of the Japanese group Showa, of an industrial water treatment unit. In Australia, Veolia Eau signed a contract for the modernization of the water treatment plants for Bayswater, one of the most important electrical centers in Australia, which belongs to the leader in local electricity production, Macquarie Generation.

In 2006, Veolia Water Solutions & Technologies recorded significant growth, due to the consolidation for one full year of a portion of the British group Weir’s activities linked to water desalination (mainly the company Westgarth based in Scotland), which were purchased in the second half of 2005.  There were also some important commercial successes during 2006. In France, Veolia Eau signed a contract to repair and enlarge a drinking water treatment plant from Lucien Grand to Saint Hippolyte and signed a contract with the city of Angers Loire-Métropole for the design and construction of a new water treatment plant for the city of Angers. In the Middle East, the technical solutions business, excluding design-construction, benefited from very favorable developments, with the supply contract for a new thermal desalination plant in Al Hidd in Bahrain and a contract for the design and construction of a discharge treatment plant for the complex Pearl GTL of Shell Qatar, in partnership with Saïpem.  Activity relating to technology solutions (aside from conception-construction) also performed well.

Finally, Veolia Eau recorded solid earnings in 2006 due to the good performance of existing contracts across all geographical areas and in all business segments.  This success was also due to the continued pursuit of measures to enhance productivity (sharing of best practices, better use of information technology, etc.) and to the progress generated by the implementation of new technology during past years.

Back to contents

Principal Contracts 2006

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies.1

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
City of Narbonne and its suburbs	August	Renewal	18 years	170 million	Management of water and waste water services.
City of Angers Loire Métropole and its suburbs	June	New	5 years	21 million	Design and construction of a new plant for the clean-up of Angers’ wastewater.
The metropolitan area of Saint Omer	July	Renewal	12 years	26 million	Operation of drinking water services.
Europe (outside France)
Public Authorities
City of Prostejov (The Czech Republic)	January	New	25 years	139 million	Production and distribution of water, collection and treatment of wastewater, management of customer relations.
Banska Bystrica (Slovakia)	May	New	30 years	1.4 billion	Production and distribution of water, collection and treatment of wastewater, management of customer relations.
Poprad (Slovakia)	May	New	30 years	566 million	Production and distribution of water, collection and treatment of wastewater, management of customer relations.
Limerick (Ireland)	December	New	20 years	71 million	Repair, enlargement, and operation of a wastewater treatment plant.
Asia
Public Authorities
City of Luizhou (China)	September	New	30 years	330 million	Management of water services.
Victoria (Australia)	May	New	15 years	43 million	Construction and operation of a wastewater treatment unit in North Ballarat.

1

Revenues expected under foreign contracts won during 2006 have been converted into euros at the rate of exchange prevailing on December 31, 2006 and represent the portion due to Veolia Eau under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to contents

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Asia
Companies
Sinopec (China)	January	New	25 years	249 million	Operation of collection, treatment, and recycling units for industrial wastewater from the Yanshan site.
Showa Denko (Singapore)	April	New	6 years	53 million	Operation of ultra pure water production unit
North America
Public Authorities
Rockland County (State of New York)	May	New	7 years	34 million	Design, construction and operation of a wastewater treatment plant.
Middle East
Public Authorities
Al Hidd (Bahrain)	April	New	1 year	255 million	Construction of a seawater desalination plant.
Ajman (United Arab Units)	March	New	27 years	151 million	Management of purification services.

Acquisitions and Divestitures in 2006

On April 10, 2006, Veolia Eau sold its interest in the English company Southern Water to Southern Water Capital Limited, the current major shareholder of Southern Water. In December 2006, Veolia Eau signed an agreement to sell its interest in the company Bonifacio Water Corporation, which, since 1998, has managed the construction and the operations of the drinking water facilities for a residential and business center in Fort Bonaifacio (Phillipines). This sale was finalized on January 2, 2007.

The sale of the company Berliner Wasser International (BWI) was not realized in 2006 as had been projected, as a result of the conditions precedent in the agreement signed at the end of 2005 not having been fulfilled.

Veolia Eau created, acquired or integrated 68 companies during 2006, and liquidated or sold 23 companies. As of December 31, 2006, Veolia Eau’s group (excluding Proactiva) included 636 companies, compared to 591 in 2005. The principal changes included the purchase or creation of new companies with contracts which were effective as of the beginning of 2006.

Environmental Services

Through our environmental services division, we are the second largest operator in the world (in terms of revenue) in the area of waste collection, recycling and treatment. Veolia Propreté is the only company that handles waste in all its forms and at all stages of activity.  For example, Veolia Propreté manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authority and industrial clients.

At the end of September 2006, Veolia Propreté once again reinforced its position by acquiring Cleanaway Holdings Limited (Cleanaway UK) from the Brambles group for €744.7 million (after adjustment).  With annual revenues estimated at €684 million, Cleanaway UK is a principal operator in the United Kingdom of municipal and industrial waste collection and management services.

With approximately 89,500 employees around the world,1 Veolia Propreté operates in 36 countries. Veolia Propreté has partnered with more than 552,000 industrial and commercial clients2 and serves nearly 53.4 million inhabitants on behalf of public authorities.

1

As of December 31, 2006, including Proactiva’s 6,107 employees who are active in waste management activities.

2

The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva’s activities, unless otherwise indicated, but do take into account Cleanaway for the fourth quarter of 2006.

Back to contents

During 2006, Veolia Propreté collected nearly 34.9 million tons of waste and treated nearly 58 million tons of waste (of which 54.4 million tons were non-hazardous household and industrial waste and 3.6 million tons were hazardous waste). As of December 31, 2006, Veolia Propreté managed approximately 698 waste treatment units.

The duration of Veolia Propreté’s waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from 1 to 5 years, while treatment contracts can range from 1 year (for services provided on sites belonging to Veolia Propreté) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

The following table shows the consolidated revenue and operating income of our environmental services operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euros*)	2006	2005 adjusted ***	Change 2006/2005

Revenue**	7,462.9	6,748.7	10.6%
Operating income	648.3	543.6	19.3%

*

Includes our share in the results of the waste management activities of Proactiva, our joint venture with FCC.

**

Revenue from ordinary activities under IFRS.

***

Accounts as of December 31, 2005 were adjusted for the application of IFRIC12 standards for the treatment of concessions, so as to ensure the comparability of the fiscal years.

Overview of Environmental Services

Our environmental services division furnishes waste management and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

In addition, Veolia Propreté conducts basic or more complex waste treatment operations in order to reduce pollution and transform waste for the following uses:

•

Veolia Propreté sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;

•

Veolia Propreté transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;

•

Veolia Propreté returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;

•

Veolia Propreté produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into one of three large categories of activity conducted by Veolia Propreté:  waste management services and logistics for local authorities and industrial companies, sorting and recycling of materials, and waste recovery and treatment through composting, incineration and landfilling.

Back to contents

Environmental Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Veolia Propreté provides urban cleaning services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (India).  Veolia Propreté’s services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Veolia Propreté provides cleaning services to its industrial and commercial clients’ installations, including cleaning of offices and maintenance of production lines. In the commercial sector, it provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services extend to food-processing plants, heavy industry and high-tech sites, where Veolia Propreté offers specialized cleaning services (high pressure or extreme high pressure cleaning).  Veolia Propreté also offers cryogenic cleaning, and reservoir cleaning at refineries and petro-chemical sites in particular.  Finally, Veolia Propreté has developed emergency services to treat site contamination upon the occurrence of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Veolia Propreté provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.  Veolia Propreté can also provide services following accidents and other incidents involving liquid waste.

Veolia Propreté has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services.  Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Veolia Propreté’s subsidiaries that is specialized in the management of hazardous waste.

Treatment of Polluted Soil

Land redevelopment and the expansion of residential or commercial areas may occur in areas where the soil has been polluted through prior use. Veolia Propreté has specific techniques for treating each site, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning up accidental spills and restoring active industrial sites to be in compliance with applicable environmental regulations.

Collection

In 2006, Veolia Propreté collected approximately 34.9 million tons of waste on behalf of individuals, local authorities and commercial and industrial sites.  More than 53.4 million people around the world benefited from Veolia Propreté’s waste collection services.

Veolia Propreté collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste.  It maintains the cleanliness of green spaces and carries away “green” waste, such as dead leaves and grasses.

Veolia Propreté also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms).  In 2006, Veolia Propreté collected approximately 1.85 million tons of hazardous waste.

Veolia Propreté offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

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

Back to contents

Sorting and Recycling of Materials

Veolia Propreté treats waste with a view towards reintroducing such waste into the industrial production cycle.  Veolia Propreté's recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. As the use of separate containers has become more widespread, selective collection services have become well developed.

Veolia Propreté received approximately 7.4 million tons of solid waste at its 243 sorting and recycling units in 2006, of which 4.6 million tons were recovered, including 2.2 million tons of paper.  Veolia Propreté also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps.  Veolia Propreté works in partnership with upstream industrial customers and with Veolia Environnement’s CREED research center in order to develop new recycling activities.  Veolia Propreté sells or distributes recycled material to intermediaries or directly to industrial and commercial clients.

Veolia Propreté designs and develops recycling systems that enable its industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, thereby reducing waste management costs.

Recovery and Treatment through Composting, Incineration and Landfilling

In 2006, Veolia Propreté treated nearly 58 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants.  In 2006, Veolia Propreté recovered almost 2 million tons of waste at its 102 composting units. 224,000 tons of urban and industrial sludge were reintegrated by Veolia Propreté into the agricultural cycle through manure spreading.

Veolia Propreté’s “Biodiv” service includes an adapted container offer for the frequent collection and nearby composting treatment of organic waste produced by industrial companies, while guaranteeing the complete traceability of waste from its collection to its recovery in the form of high quality compost.

Waste-to-Energy and Incineration

Veolia Propreté treats approximately 10.3 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 72 waste-to-energy recovery and incineration plants.  Energy is generated from the heat created by incinerating waste at these plants.  Veolia Propreté uses this energy to supply district thermal networks or for sales to electricity providers. Waste-to-energy recovery is often the favored treatment solution in areas of high population density where there is insufficient space to construct landfills.

Landfilling and Energy Recovery from Waste

In 2006, Veolia Propreté treated approximately 34.4 million tons of non-hazardous waste in 146 landfills.  Veolia Propreté has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants.  Veolia Propreté currently has 142 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 64 landfills have recovery systems to transform biogas emissions into alternative energies.

Treatment of Hazardous Waste

In 2006, Veolia Propreté treated 3.6 million tons of hazardous waste, of which 1,006,000 tons were incinerated in 22 incineration units for specialized industrial waste,679,000 tons were landfilled in 13 class 1 landfills and 1.55 million tons were treated in 57 units by physico-chemical or stabilization methods.  The remaining 361,000 tons were treated in 32 specialized recycling centers.

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and VES Technical Solutions (in the United States), and thanks to its acquisition at the end of 2005 of the hazardous waste management activities of the Shanks group in the United Kingdom, as well as the reinforcement of its position in Europe and Asia with recent interest acquisitions and the repurchase of business in Switzerland, India and Singapore, Veolia Propreté has a worldwide network of experts enabling it to become one of today’s world leaders in treating, recycling and recovering hazardous waste.

Description of Activities in 2006

In 2006, Veolia Propreté’s revenues increased by 10.6% compared to 2005. French revenues increased by 4.1% (of which 3.7% was internal) as a result of the increased power of new incineration plants and the growth in quantity of solid waste collected and treated. Internationally, excluding Proactiva, organic growth was 10.8%. It was particularly marked in the United States in all business sectors, with a growth rate of 13.2%. In the United Kingdom, total growth was 34.2% (of which 6.9% was internal). This growth resulted from the acquisition of Cleanway UK and from the general development of business in a robust market. In Asia, the initiation of the

Back to contents

Foshan (storage) and Guangzou-Likeng (incineration) contracts largely contributed to the 14% growth in business. Veolia Propreté did not lose any major contracts in 2006. Among the significant developments during the year were the following:

In France, Veolia Propreté continued to develop its treatment capacities. In January, with the SNPE (Société Nationale des Poudres et Explosifs), Veolia Propreté created the company Pyrotechnis, which is specialized in demilitarization and cleaning of floors polluted by pyrotechnic substances, as well as the destruction of expired pyrotechnic substances. Veolia Propreté was chosen for the construction of a biodiesel production unit in Limay (78). This project is part of a program put in place by the French government for the development of biofuels, designed to promote renewable energy and counter the greenhouse effect. The plant will be able to produce 60,000 tons of biodiesel per year. Furthermore, Veolia Propreté has taken over management of the incineration plant in Antibes for a 20 year term, launched its new waste treatment industry in the Marne (Auréade), opened a new industrial waste sorting center in Villeneuve Tolosanne (Haute Garonne) and put into service the first mechanized D3E (Déchets d’Equipments Electriques et Electroniques) dismantlement and sorting unit in France on its Gonesse site (95), thus reinforcing its new generation sorting center installations.

In the United Kingdom, Veolia Propreté, while managing the acquisition and integration of Cleanaway UK, has won or renewed several contracts and initiated, at the end of June, a 26-year PFI (“Private Finance Initiative”) contract for the integrated management of household waste in the County of Nottinghamshire (estimated total cumulative revenue of €1.2 billion).

In Europe, Veolia Propreté continued to reinforce its commercial positions and its treatment capabilities in all countries, particularly Norway, Germany, Belgium, Switzerland, Italy, Denmark, Poland and Romania.

In North America, Veolia Propreté won or renewed large municipal contracts and reinforced its position in industrial services, winning, in particular, several contracts for the maintenance and industrial underwater cleaning of oilrigs in the Gulf of Mexico.

In Australia, Veolia Propreté continued its growth in industrial services and managed the development of the waste storage center at Woodlawn. Furthermore, Veolia was chosen to undertake the planning and implementation of the management and recycling of all waste for the Commonwealth Games 2006, which began in March in Melbourne.

In Asia, Veolia Propreté strengthened its position in the treatment and recovery of ordinary and hazardous waste in several countries.

In Brazil and in Egypt, Veolia Propreté won two “MDP” (Mécanisme de Développement Propre) projects, representing a total of 4.4 million equivalent tons of CO2, in terms of credit generated. Veolia Propreté thus participates in worldwide efforts to limit greenhouse gases and combats global warming.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies.1

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
Romainville (Syctom Paris area)	June	Renewal	2 years	35 million	Operation of waste sorting and transfer centers and of the waste collection center of Romainville.
Syctom (Paris area)	April	New	8 years and 5 months	20 million	Transport, processing and marketing of clinkers.
Bil Ta Garbi Union (Bayonne)	February (initiation)	New	5 years	24-36 million	Transfer, transport and treatment of household and hospital waste.
Europe (outside France)

1

Revenues expected under foreign contracts won during 2006 have been converted into euros at the rate of exchange prevailing on December 31, 2006 and represent the portion due to Veolia Propreté under such contracts.  Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to contents

Public Authorities
London Borough of Brent (United Kingdom)	November	Renewal	7 years	150 million	Collection and recycling of municipal waste, urban cleaning.
Hastings Borough Council (United Kingdom)	May	Renewal	7 years	27 million	Collection of municipal waste and urban cleaning.
Municipality of New Esbjerg (Denmark)	July	New	5 years	14 million	Collection of municipal waste.
North America
Public Authorities
New York City	January	Renewal	3 years	51 million	Transfer stations.
Port Orange	August	Renewal	5 years	26 million	Collection and treatment of household and commercial waste, and urban cleaning.
Companies
ExxonMobil	October	Renewal	5 year	15 million	Hazardous waste.
Asia
Companies
Public Authorities
Tomago Aluminium (Australia)	July	New	5 years	39 million	Industrial services and global management of waste.
General Motors Holden (Australia)	February	Renewal	3 years	18 million	Industrial services.

Acquisitions and Divestitures in 2006

On September 28, 2006, Veolia Propreté finalized the acquisition of Cleanaway Holdings Limited (Cleanaway UK) from the Australian group Brambles, significantly reinforcing its position in the waste management sector in the United Kingdom (for industrial markets, as well as local municipality markets).  In addition, on June 30, 2006, Veolia Propreté acquired Biffa Belgique, number 4 in the Belgian waste market.  Other acquisitions, of a less significant size, occurred at the end of 2006. They will contribute to the growth of Veolia Propreté’s treatment and recovery capacities in various European countries.

Taking into account all foundings, acquisitions and integrations of companies (a total of 58) and liquidations, sales, and mergers (a total of 42), the scope of consolidation of Veolia Propreté (excluding Proactiva) included 625 companies at December 31, 2006, compared to 609 in 2005.  The acquisitions of Cleanaway and Biffa Belgique accounted for the principal changes in scope of consolidation.

Energy Services

Our energy services division conducts its activities through Dalkia, the leading European provider of energy services to companies and municipalities.  Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It seeks to profit from opportunities presented by the development of energy and greenhouse gas markets. Dalkia becomes a partner to its clients, helping them to optimize their energy purchases and improve the energy efficiency of their installations (both in terms of cost and atmospheric emissions).

Back to contents

With approximately 48,800 employees around the world (as of December 31, 2006), Dalkia has a permanent presence in  35 countries, located principally in France and the rest of Europe.

The following table shows the consolidated revenue and operating income of our energy services operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euros)	2006	2005 adjusted**	Change 2006/2005

Revenue*	6,118.4	5,463.6	12.0%
Operating income	377.7	315.3	19.8%

*

Revenue from ordinary activities under IFRS.

**

Accounts as of December 31, 2005 were adjusted for the application of IFRIC12 standards for the treatment of concessions, so as to ensure the comparability of the fiscal years.

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

For instance, in 2006, Dalkia put into service a biomass plant in the Lithuanian capital.  This allows Vilniaus Energija to reduce its dependence on fossil fuels and favors local development.  Vilniaus Energija’s boiler is the largest biomass installation ever built by Dalkia.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large “district” heating and cooling networks.  Dalkia currently manages 682 district heating and cooling networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states.  Dalkia does not ordinarily own the networks it operates.  Rather, in most cases, public authorities own the networks and delegate to Dalkia the responsibility of managing, maintaining and repairing them.  The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide variety of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency.  Dalkia provides public, industrial and commercial customers with integrated energy services, which include installation design, construction and improvement, energy supply, installation management and maintenance. Dalkia provides customers with a large range of technical services and manages approximately 110,000 energy installations throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom. It has thereby developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and servicing of equipment.

Integrated Facilities Management

Facilities management contracts integrate a range of services, from thermal, electrical and mechanical equipment maintenance to logistics, into one global service.  As a result, the client can meet its need for different services through one company.  Dalkia provides facilities management services for its industrial or commercial customers such as business premises, corporate offices or health establishment sites.

Street Lighting Services

Citélum, a subsidiary of Dalkia, has acquired a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures.  In France, Citélum operates and maintains the lighting for a number

Back to contents

of cities in France and abroad and provides artistic lighting services for important architectural works and sites. 2006 saw the opening of an establishment in Chile and the signing of a contract in Asia with Ho Chi Minh City.  Citélum also renewed and won several contracts in France (with the city of Paris, for example) in Spain with the city of Almeria and in Latin America (Brazil, Mexico and Chile).

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Eau, including maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2006

Veolia Énergie Services’ (Dalkia) revenues increased by 12% in 2006 compared to 2005, due to the combination of solid growth, rising energy prices, and a renewal of interest in the heating industry in France (Cergy-Pointoise, Sarcelles), as well as international developments.

In 2006, Dalkia won several contracts:

•

On November 21, 2006, Dalkia and OPAC inaugurated Cellia in Paris, the first fuel cell for public housing. From 2007, Cellia will contribute to providing heat and clean warm water to 283 OPAC housing units in Paris. With this project, Dalkia and OPAC in Paris will contribute to the research of eco-friendly solutions. The application of this innovative technology in the public housing sector is a first in Europe regarding its strength and technology (180 kW thermic and 230 kW electric).

•

Furthermore, on January 1, 2006, Dalkia began the operation of a contract for a hospital center in Valenciennes, signed at the end of December 2005. This 15-year contract, which represents estimated cumulative revenues of €30 million, covers a large scope of services, including the management of heating, ventilation, air conditioning, and sanitary warm water production, and steam production and electrical and technical maintenance.

•

Dalkia first entered the Bulgarian market in August 2006, by acquiring 55% of the capital of KES, a Bulgarian energy saving company. Moreover, Dalkia won the call for tenders at the end of last year for the privatization of “Toploficacia Varna,” a company that produces and distributes heat to the city of Varna in Bulgaria.

•

In Israel, Dalkia won a contract for the operation of a co-generation plant of 82 Mwe in Ashkelon. This plant will supply electricity and thermal energy to the Ashkelon seawater desalination plant operated by Veolia Water on the Israeli coast. This 23-year contract represents for Dalkia consolidated revenues of €3.6 million per year. The co-generation plant will be linked to the seawater desalination plant and operational as of the second quarter of 2007.

•

In China (Chongqing), Dalkia signed a contract, in May 2006, under which it will ensure the financing, construction and operation, as of November 2006, of the trigeneration plant that will provide air conditioning and heat for the Jiahe Yumao property program in Chongqing. The plant will serve a shopping center of 75,000 m² and a hotel of 35,000 m². The program includes six apartment buildings, a hotel, shopping center, office block and a tramway station, on a land plot of 65,000 m². This 20-year contract represents consolidated revenues of approximately €1 million per year.

•

In Canada, Dalkia, signed a partnership agreement with Gaz Metro for the creation of a corporate joint venture (joint venture with CDH Solutions s.e.c.) to develop a heating business network in Canada and to operate a heating and cooling distribution network in Montreal to serve 1.5 million m² in the center of Montreal (office blocks, shopping centers, hotels, train stations…).

In 2006, Dalkia renewed approximately 86% of its contracts due to expire during the fiscal year, including the maintenance contract for electricity pylons, antennae and other relays for the SFR network. Among those not renewed were contracts with Smurfit in Vernon, resulting from the closure of the site, and with Unibiens in Saint-Quentin-en-Yvelines and the Centre National d’Art et de la Culture in Paris following their restructuring. In 2006, Dalkia lost contracts representing approximately 2% of its consolidated revenues.

Principal Contracts in 2006

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies.1

1

Revenues expected under foreign contracts have been converted into euros at the rate of exchange prevailing on December 31, 2006. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public/Local Authorities
Cergy-Pontoise and its suburbs	November	New	16 years	268.7 million	Management of public urban heating services.
Saint-Joseph Hospital (Paris)	November	New	7 years	74.6 million	All technical and hotel services, regarding the unifying project for the hospitals of St Joseph, St Michel and Notre Dame du Bon Secours.
Manufacturers
SPM (Berre)	March	New	11 years	41.1 million	Industrial utility supply contract with SPM, a subsidiary of the group Shell.
Atomic Energy Commission (Saclay)	March	New	15 years	48 million	Multi-technical services: renovation and construction for the sites thermic installations.
ST Microelectronics (Grenoble)	September	New	2 years (renewable)	8.4 million

Management of industrial utilities (warm water, steam, air conditioning, compressed air, demineralized water), the running and maintenance of electrical, heating, cooling equipment industrial equipment.

Rest of World (outside France)
Public/Local Authorities
PaikInjie University Hospital of Islan (South Korea)	May	New	3 years	5.8 million	Energy management of the installations.
Cona and Careggi Hospital (Italy)	November[1] and May	New	30 and 17 years	211 million	PPP contract for the construction and management of the Cona Hospital in Ferrara and the Careggi Hospital in Florence.

1

Official awarding of contract in May 2006.

Back to contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Industrial and Tertiary
TM Retail (United Kingdom)	March	New	5 years	34.5 million	Multi-technical contract with the news agency TM Retail at 1,304 sites.
Vodafone (United Kingdom)	April	New	5 years	43.5 million	Multi-technical contract on the global management of 78 Vodafone buildings, including its headquarters and several call centers.
Petrom (Romania)	August	New	2 years	12 million	Contract with Petrobrazi (Petrom Group – OMV) for the supply of steam to one of the largest refineries in the Balkan region.
Malteries Peroni Saplo (Italy)	August	New	9 years	30.8 million

The installation and operation by Siram of four co-generation plants (a total of 9 WMe), with a guarantee of availability and performance, for a consortium of 22 manufacturers in the Lazio and Latina regions.

Acquisitions and Divestitures in 2006

In 2006, Dalkia made a number of acquisitions in Italy with the aim of developing its private and industrial utilities management client base. In Latin America, the Group purchased the EDF services business in Argentina and 30% of the capital of Dalkia Brasil, which was held by Ticket Servicios, a subsidiary of Accor in Brazil.

At the end of 2006, the Group bought TDU in Australia, a company specialized in the distribution, installation, servicing and maintenance of heating systems, ventilation and air conditioning, with both private and public clients. TDU employs nearly 500 people and had consolidated revenues of €84 million in 2006.

In total, over the course of 2006, Dalkia created or purchased 45 companies, and sold, liquidated or merged 16 companies. As a result, at December 31, 2006, Dalkia held 417 consolidated companies including 206 foreign companies.

Transportation

Through our transportation division, we are one of the world’s leading private operators of public ground transportation. Veolia Transport operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. Veolia Transport has been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transport estimates that the portion of the worldwide transportation market presently open to competition stands at €70 billion, and that the portion not yet open to competition (thereby offering development potential) stands at €390 billion. The opening of transportation markets that has occurred over the past several years has been particularly pronounced in Europe, but has occurred on other continents as well.

Moreover, the worldwide trend of population movement towards urban areas increases the need for collective transportation services, thereby strengthening the market potential of areas that Veolia Transport seeks to service.

At the end of 2006, Veolia Transportation had approximately 81,900 employees around the world.  It has a presence in 30 countries, and conducts its activity mainly in Europe, North America and Australia. While continuing to strengthen its position in France, Veolia Transportation benefits from a strong presence outside of France as well, where it earns approximately 60.5% of its revenues. In 2006, Veolia Transport pursued development in North America and Europe.

Veolia Transport estimates that it provided transportation to approximately 2.5 billion travelers in 2006, and that it managed contracts with approximately 5,000 public authorities.

Back to contents

The following table shows the consolidated revenue and operating income of our transportation operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euros)	2006	2005 adjusted**	Change 2006/2005

Revenue*	4,951.5	4,223.9	17.2%
Operating income	13.6	116.8	-88.3%

*

Revenue from ordinary activities under IFRS.

**

Accounts as of December 31, 2005 were adjusted so as to ensure the comparability of the fiscal years in accordance with IFRIC12 standards for the treatment of concessions.  Revenues and operating income of Veolia Transport in Denmark were accounted for in 2006 under IFRS5 as discontinued operations.

Overview of Transportation

Veolia Transport primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities. The public authorities with which Veolia Transport contracts generally own the heavy infrastructure. Veolia Transport uses and typically establish schedules, routes and fare structures for the networks that Veolia Transport operates and manages. Veolia Transport primarily conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements.  Each contract between a public authority and Veolia Transport determines the relationships between the two parties, including payment to Veolia Transport and the risks to be borne by each party, and typically lasts for a set period.  Because the fares Veolia Transport charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transport is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France).  Veolia Transport’s management contracts generally last from 2 to 12 years, except for those that take the form of “operating concessions”, which last approximately 30 years on average.

Veolia Transport’s activities can be broken down into four principal categories: (i) city transportation (urban, urban beltway and other supplementary transportation services), (ii) intercity and regional transportation, (iii) transportation management (passenger information services, clearinghouses, central telephone operator), and (iv) industrial markets.

City Transportation

Veolia Transport operates a number of bus networks, suburban trains, tramways and metros and provides customized transportation services as well.  Veolia Transport is either partially or fully responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), conducting marketing efforts and managing customer service.

In many urban areas, Veolia Transport provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority for a region.  Veolia Transport also offers special integrated transportation services within networks managed by several different operators in an urban area, including, particularly, the suburbs of Paris, Bordeaux, Stockholm, Sydney and Düsseldorf.

Veolia Transport operates ferry services to complement its bus services in various urban areas.  It does so in Toulon (France) and Göteborg (Sweden), for example.

Urban and Urban Beltway Transportation

In France, Veolia Transport operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy and Bordeaux.  Veolia Transport is also the operator of the bus networks in Nice, Toulon (where tramway infrastructure is currently being installed as well) and approximately 40 other French cities.  Veolia Transport has a strong presence in the Ile-de-France region, where it operates numerous bus lines.  It is the main private operator in the region, operating the networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Veolia Transport operates tramways and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping and Stockholm (Sweden). Veolia Transport also operates the Stockholm metro, as well as bus lines in Scandinavia, the Netherlands, Switzerland, Czech Republic, and numerous cities in Poland.

Veolia Transport operates transportation services in several cities in Spain and Portugal through FCC Connex Corporación SL, which is jointly-owned by Veolia Transport and CGT (a subsidiary of FCC).  Through this entity, Veolia Transport operates the Barcelona tramway and the urban transport network for the city of Pampelune. It is also a 10% shareholder of the company that was awarded the concession for the direct operation of the tramway in Parla (in the suburbs of Madrid).

In the United States, Veolia Transport provides bus transportation services principally in California, Arizona, Nevada (Las Vegas), Colorado, Texas, Maryland and Virginia. Veolia Transport and its partners in the Massachusetts Bay Commuter Railroad Company (the Bombardier group and a local partner, ACI) manage suburban trains in the Boston area. Veolia Transport also manages suburban trains in Los Angeles (Metrolink).

Back to contents

In Canada, Veolia Transport provides transportation services in the south suburbs of Montreal, as well as bus services in York (Ontario).

In Australia, Veolia Transport operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney.  It also operates bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transport operates trains in the suburbs of Auckland.

In the rest of the world, Veolia Transport operates through partnership with other operators a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia), a network of bus lines in Santiago in Chile and bus lines in Israel and Lebanon. In Jerusalem, Israel, Veolia Transport is also part of the consortium that has been awarded the concession for the operating of a future tramway.

Supplementary Services

Veolia Transport offers innovative transportation services in certain cities that supplement traditional transportation networks.  For example, in France, Veolia Transport offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montluçon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States).  Veolia Transport also manages all of the on-demand transportation services in the Nord Brabant region of the Netherlands.

Veolia Transport manages taxi services in the Netherlands and the United States, in particular in Baltimore and Denver.  It provides transport for persons with reduced mobility in Bordeaux and other regions of France, in Canada and in the United States (“paratransit”), in particular California, Arizona, Nevada, Texas, Maryland and South Carolina.

Intercity and Regional Transportation

Veolia Transport provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transport is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

In France, Veolia Transport has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country.  Veolia Transport also operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities or sub-contracts with the Société Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Veolia Transport has a strong presence in Germany, Denmark, the United Kingdom, Norway, Sweden, Finland, Slovenia, Slovakia, Belgium, Spain, the Czech Republic, the Netherlands and, since the end of 2006, Serbia and Croatia. Through its subsidiary, Eurolines, Veolia Transport provides transport by motorcoach on regular international routes serving 1,470 cities throughout Europe.

Veolia Transport continues to develop ferry transport service in areas such as Finnmark and Norrland (Norway) and Zeeland province (Netherlands), as well as through its 28% shareholding in the Société Nationale Maritime Corse Méditerranée (SNCM), which manages passenger and freight maritime transportation services between Marseille, Nice, Corsica and North Africa.

Veolia Transport is a shareholder of SNCM along with Butler Capital Partners (38%) and the French State (25%).  SNCM is fully consolidated in our consolidated financial statements. This consolidation method has been analyzed under norm IAS27 and reflects the rules of governance of SNCM. Specifically, Veolia Transport appoints all of the members of the Management Board (directoire) of SNCM, has broad operational and financial management powers and exercises control over SNCM within the meaning of IFRS.

Passenger Information Services

Growth in Veolia Transport’s business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger usage of its networks, Veolia Transport’s efforts focus on adequately matching service offerings with demand for these services, and developing local information services relating to transportation systems for travelers.

Accordingly, Veolia Transport has developed the “Optio” system, a service that provides anyone who wants to use public transport in a region (regardless of the operator) with the information that they need.  The service involves use of a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP. The “Optio” system currently operates in the department of Oise in France.

In addition, Veolia Transport has developed “Connector Plus”, a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones. Veolia Transport has also installed the “Connector Plus” system in Stockholm.

Veolia Transport has also recently created several internet sites that allow users to find their itineraries on local transportation systems in France and Australia.

Back to contents

Industrial Markets

Beyond the personnel transport services provided by numerous subsidiaries in France and the rest of Europe, Veolia Transport is present in two areas of industrial activity which represent nearly 4% of its revenues: rail transport (freight transport and management of industrial rail junctions with related logistics) and airport services.

Rail Transport

The activities in this sector are carried out in Europe through Veolia Cargo, assisted supported by specialized, national subsidiaries in France, Germany and the Netherlands.

In the area of freight transport, Veolia Transport operates a number of regional and international freight trains in France, and offers rail transport services for long distance freight in Germany.  2006 was marked by the inititation of Veolia Cargo’s business in the Netherlands and the reinforcement of its position in Germany as the top private competitive operator of the DeutscheBahn.

In the area of industrial rail junctions and related logistics, Veolia Cargo, through its subsidiaries in France and Germany, manages junctions for large industrial customers (in particular in the steel and refining industries) with factories that are linked to a national rail network.

Airport Services

This activity covers a range of services to airlines (freight transport at Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by VE Airport, 60% of the share capital of which is owned by Veolia Transport. Veolia Transport also manages transport services within airports for airline passengers.

Veolia Transport intends to develop its industrial market activities by relying on Veolia Environnement’s existing client network.  It will focus in particular on those industrial market activities that will help to enrich the Group’s offerings and constitute a growth area for Veolia Transport.

Description of Activities in 2006

Veolia Transport’s revenues increased by 17.2% in 2006 compared to 2005, due to strong growth in the areas of urban and intercity transport abroad resulting from recent developments in Europe and particularly in the United Kingdom (acquisition of Dunn-Line PLC), marking the return of Veolia Transport in the country, and in the United States (acquisition of SuperShuttle International in October 2006).

Despite the loss of a contract involving the operation of part of a network of bus lines in Stockholm, Veolia Transport renewed or won a large number of medium-sized contracts in 2006 as well as in France, including relating to the towns of Valence, Menton, Roanne and Arcachon and their suburbs, Europe, the United States, and Asia. The following were some of the highlights of 2006:

•

In France, in the Languedoc Roussillon region, Veolia Transport won a contract for the operation of the public areas at the airport in Nîmes. The five-year contract was signed on December 19, 2006 and will be effective as from January 2007. It is expected to create annual revenues on the order of €5 million. This project represents a new air transportation infrastructure management business for our group, with the overall operation of a site accommodating 250,000 travelers per year.

Veolia Transport also signed its first contract relating to the internal French rail market with the O-I group, a world leader in bottle manufacturing, which became effective in July 2006. Its cumulative revenues are estimated at €13.5 million over 5 years. Thus, Veolia Transport is the first private operator to take advantage of the opening of the French domestic market, effective since March 31, 2006.

•

In the Netherlands, Veolia Transport won the call for tender issued by the Limbourg province for the operation of the integrated public transportation network of the south, north and center of the region (train, bus, and taxi). The ten-year contract, signed in December 2006, will mobilize 1,025 employees, 242 buses and 26 trains. Its cumulative revenues should amount to €1.1 billion.

•

In Germany, Veolia Transport won a contract for rail transport service for travelers in the town of Augsburg in the Munich region in Bavaria.  The eleven-year contract was signed in October 2006, and provides for the operation of three rail lines mobilizing 80 employees. Its cumulative revenues are estimated at €286.4 million.

•

In the United States, Veolia Transport Inc. signed a five-year contract in June 2006, for the operation of an urban bus network in San Diego, California. This contract, which will take effect in January 2007, will mobilize about 620 employees and 380 buses. Its cumulative revenues should amount to €167.2 million.

•

In India, following an international call for tenders for the construction for the first subway line in Mumbai, a contract was awarded in June 2006 to the “Mumbai Metro One” consortium, consisting of the Indian company Reliance (69%), Mumbai Metropolitan Regional Development Authority (MMRDA) (26%) and Veolia Transport (5%). The line should be operational as of 2010. The operation and maintenance of the line will be undertaken by a subsidiary subcontracted by the consortium, 70% of which will be held by Veolia Transport. The 35-year operating contract represents estimated cumulative revenues of €53 million for Veolia Transport.

In 2006, Veolia Transport also pursued its growth in Eastern and South-Eastern Europe (Croatia and Serbia).

Back to contents

Principal Contracts

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies.1

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Marseille	July	New	8 years	145 million	Operation of tramway network for Marseille.
Valence	May	New	6 years	76 million	Operation of urban bus network for the metropolitan area of Valence.
Europe (outside France)
Germany	August	New	10 years	170 million	Urban public transportation network for Pforzheim in the Bade-Wurtemberg Land.
Germany	October	New	11 years	286.4 million	Rail services in the Bavière (Augsburg) Land.
Netherlands	December	New	10 years	1.1 billion	Operation of integrated public transportation network in the province of Limbourg.
North America
Orange County	February	New	3 years	73.1 million	Operation of a public transportation network (bus and paratransit).
San Diego (U.S.)	September	New / partial Renewal	5 years	167.2 million	Operation of an urban and beltway urban public transportation bus network.
Mesa	March	New	6 years	122.9 million	Urban and customized transportation in Phoenix, Arizona.

Acquisitions and Divestitures in 2006

In July 2006, Veolia Transport and CMA-CGM partnered to develop new rail transportation between principal ports and economic regions in Europe. This alliance emerged, with European competition authorities’ agreement, from the creation of two distinct, operational companies in December 2006: a combined transportation operator, “Rail Link Europe,” in charge of organizing and marketing sea freight container transport (held 49% by Veolia Cargo, and 51% by Rail Link), and a rail company, “Veolia Cargo Link” (held 51% by Veolia Cargo, and 49% by Rail Link), uniting industrial means and providing rail transportation of these containers. In December 2006, the first line was opened between France and Germany.

In May 2006, at the end of the process of privatization of the Société Nationale Maritime Corse Méditerranée (SNCM), Veolia Transport acquired 28% of the company’s share capital and currently retains management of operations. SNCM’s principal business is the operation of a service concession to provide ferry service to Corsica from the port of Marseille. It holds ten vessels, and its contribution to the revenues of Veolia Transport was approximately €200 million in 2006.

1

Revenues of contracts have been converted into euros at the rate of exchange prevailing on December 31, 2006 and represent the portion due to Veolia Propreté under such contracts.  Accordingly, these amounts may differ from the amounts announced in our groups’ press releases.

Back to contents

In May 2006, the European Bank for the Reconstruction and Development (EBRD) obtained a 35% shareholding in Veolia Transport Central Europe Gmbh, combining Veolia Transport’s business in Central and Eastern Europe. This alliance is expected to enable Veolia Transport to accelerate its growth in these new markets and to establish a strong presence in countries where the EBRD can offer its expertise and experience.

In January 2006, in the United States, Veolia Transport’s North American subsidiary acquired Shuttleport, specialized in the servicing of airports, city-centers and car-rental lots. The company comprises 761 employees and its revenues in 2006 were €45.4 million. In addition, in October, Veolia Transport acquired SuperShuttle, one of the world leaders in customized airport transportation in the United States. Equipped with 1,200 vehicles, SuperShuttle provides service to 23 airports in 17 US cities. The company has 765 employees and transports about 6 million passengers each year. Its revenues in 2006 were €56.9 million.

In total, over the course of 2006, Veolia Transport created or purchased 85 companies, merged 20 companies, sold one company and liquidated 8. At December 31, 2006, Veolia Transport held 520 consolidated companies (compared to 455 in 2005).

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

Our largest multiservices contract, signed in 2003 with PSA Peugeot Citroën, provides a good illustration of the synergies that are possible.  The subsidiary created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, involving more than twenty different activities. By delegating such a broad range of activities to us, PSA Peugeot Citroën is able to ensure the regulatory compliance of its sites, while realizing significant savings. These savings largely result from an overhaul of the previous organization and work plan, the implementation of skill training programs, the reassumed management of activities that were previously subcontracted, and the implementation of a new energy policy.  In 2005, the economic and operational success of this partnership led the PSA group to grant to us the same perimeter of services for its new facility in Trnava (Slovakia).

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

Later, contract performance may be entrusted to a dedicated, special purpose company formed by the divisions involved in the project, particularly when we decide to utilize the personnel of one of our industrial clients.

Multiservices Business Activity

Our activities within the multiservices market are principally organized around eleven major contracts, which together generate revenues of more than €440 million annually and are expected to generate total revenue over the life of such contracts estimated at over €1.9 billion. The average length of these contracts is seven years.

The multiservices market has a strong international dimension, in particular with respect to our industrial clients, such as Arcelor in Brazil and PSA Peugeot Citroën in Trnava (Slovakia), which have sought to construct new plants outside of France.

In 2006, the most significant multiservice contract was signed in France with Renault and involves the management of general and environmental services of all of the automobile construction sites in the Paris region (Boulogne-Billancourt, Guyancourt and Reuil-Malmaison). For this five-year contract, we will draw upon the expertise of our Energy, Environmental Services and Transportation divisions to provide a wide range of services for 1 million m² of real estate on which Renault employs more than 20,000 people. This contract aims to reduce expenditures by 20%. The range of services includes the management of electrical, heating and air conditioning technical equipment, management and disposal of waste, management of open spaces and developed sites, logistics and transportation (management of all employee vehicles and their garages, management of the stock supply, transport of mail, etc.) as well as commercial services (the reception of visitors). This is the most significant contract that we have signed to date concerning commercial sites. It represents consolidated revenues of €600 million.

Back to contents

In 2006, we were awarded the management of all the energy production and services for Socata, a subsidiary of the group EADS, at its Tarbes site. This contract incorporates the expertise of several of our businesses. The range of services includes the production of gas, electricity and water for all of the buildings, as well as for the industrial processes, including Lipofit2, a “clean” fuel. Also included are all services concerning the technical maintenance of the plant and of the buildings, environmental services for the site and services for users including mail, caretaking, and reception.  This is a three-year contract extendable to five years and representing estimated annual revenues of €3.4 million.  Work on this contract began in January 2007.

We continue to operate contracts previously entered into with Arcelor (in Montataire-France and in Brazil), Novartis (in Basel-Switzerland), Futuroscope (in Poitiers-France), Visteon (in Germany), Corus Packaging (in the United Kingdom), PSA Peugeot Citroën (in Mulhouse, Sochaux, Vesoul, Belfort and in Trnava in Slovakia), and Schenectady (in Béthune, France).

Multiservices Contracts Signed in 2006:1

Company	Location	Month of Signature of Contract	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Renault	Guyancourt Rueil-Malmaison Boulogne-Billancourt (France)	December	5 years	600 million

General and environmental services for 1 million m² of real estate: management of electrical heating and air conditioning installations, management and disposal of waste, management of open spaces and developed sites, management of all vehicles and garages, management of stock supply and the transport of mail.

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

With regard to the provision of environmental services to industry in particular, our main competitor is Suez, which provides a range of services including energy, water and waste management. Certain actors in the industrial sector are also trying to enlarge the scope of their business to include the provision of environmental services. In particular, the subsidiaries of certain energy producers (such as Cofatech, a subsidiary of GDF, as well as subsidiaries of RWE) have been active in doing so. Companies specialized in electronic installation, such as Cegelec, have also expanded their environmental services offering.  In the area of facilities management, companies such as Johnson Controls seek to provide multi-service offers to their commercial clients. Cleaning companies, such as ISS, look to expand their offerings and to provide solutions outside of the cleaning business. Finally, among new competitors, GE announced its intention of developing its business in the water sector. However, the majority of competitors do not cover the same spectrum of technical expertise regarding environmental services as we do. Therefore, in a certain number of cases, our competitors are forced to set up ad-hoc arrangements to respond to clients’ demands.

We expect that other enterprises that compete with us in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers. This change has been prompted by clients’ desire to outsource a larger scope business.

A new form of competition has developed over the last few years with the growing role of financial groups such as infrastructure funds (for instance Macquarie Bank) or private equity funds.  Although they are not global or strategic competitors, they are often present in privatization tenders and asset sales and can occasionally deprive us of growth opportunities.

It is important to note that our major competitor is often the client itself. Clients systematically compare the benefits and advantages of outsourcing compared to maintaining the status quo.

With regard to the provision of environmental services to public authorities, there has been a tendency in France over the last few years to return the provision of such services to local government control, which has reduced the number of delegated management contracts available in the market. Nevertheless, this tendency has remained fairly limited. In Germany, Stadtwerke plays a strong role in

1

Revenues expected under foreign contracts won during 2006 have been converted into euros at the rate of exchange prevailing on December 31, 2006.  Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to contents

the environmental services market (in the areas of water, waste management and energy services). In numerous countries in Eastern Europe, however, markets are slowly opening to competition, albeit partially.

Finally, new actors from the public works and building sectors may begin to offer services in the market following completion of large and/or extensive investments, which in turn require the provision of services (e.g., construction of a hospital which then requires ongoing maintenance of technical services). These new actors may provide services within the context of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by a new regulation of June, 2004. The emergence of such new actors is a natural outgrowth of a market in which ownership of infrastructure constructed to support the provision of comprehensive environmental services often reverts back to the client at the end of a contract’s term.  For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a true competitive presence in the market.

Water

The principal competitors of Veolia Eau in the water sector in 2006 were Suez (through its subsidiary Ondeo) and RWE. RWE entered into a process of reorganization to focus on its energy businesses, with the divestiture of Thames Water Holdings plc, the most significant water management company in Great Britain, to the consortium Kemble Water Limited, managed by Macquarie, and the announcement in March 2006 of the listing of RWE’s American subsidiary American Water. On the other hand, General Electric (through Ionics) and Siemens (through Siemens Water Technologies) have announced their international ambitions in the area of water treatment technology.

At both the national and regional level, Veolia Eau has a number of local competitors, particularly in the building and public works sectors.  Examples of such competitors include Saur in France, FCC (which is pursuing further development internationally) and Agbar in Spain. In the United States, competitors include American Water and United Water (a subsidiary of Suez).  In Asia, various conglomerates (Marubeni, Mitsui, Kerry Utilities, Beijing Capital, Cheung Kong Infrastructure) have attempted to form partnerships in order to conduct water activities. Further, Veolia Eau faces competition locally from public establishments and local mixed public-private companies such as Acea and Amga in Italy, Gelsenwasser in Germany, Canal Isabel II in Spain, or governmental control in Brisbane, Australia or régies départementales in France.

Environmental Services

The principal competitors of Veolia Propreté in the environmental services sector are either solely regional, or they cover only one part of the sector in which Veolia Propreté operates.

In Europe, where Veolia Propreté conducts the majority of its waste management activities, and in the Eastern European zone, its principal competitors are Suez, acting through its subsidiary SITA, Remondis, FCC and Biffa.

Veolia Propreté may expand further in North America as well, where its principal competitor is Waste Management, along with Allied Waste and Republic Services.

In Latin America, Veolia Propreté’s operations are concentrated in Brazil and Mexico, where it primarily competes with Suez and a variety of local companies.

In the Asia/Pacific region, Veolia Propreté’s main competitors are Suez as well as various local companies. The Australian group Brambles (operating under Cleanaway) has withdrawn from the waste management business.

Energy Services

The energy services market has many actors and Veolia Environnement, through its division Veolia Énergie Services (Dalkia), therefore faces very dispersed competition. We believe that the three only companies with a strong international presence and a diversified and complete range of services in this market similar to our own presence and services are Suez (Elyo), RWE and Cofatech (Gaz de France).

Back to contents

Dalkia is also confronted with the active presence of local competitors such as EnBW, ENEL, Vattenfall, Fortum or ATEL.

In the commercial sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, restoration, etc.) seeking to expand their offering to include multi-technical services, and from technical maintenance companies focusing on electronic installation in particular.

In addition, we face growing competition from municipally or publicly-run companies, principally in Central Europe, Germany, Austria and Italy.

Transportation

Through Veolia Transport, our principal competitors in the transportation market are large private operators, primarily French or British, and public companies, controlled locally or nationally, operating public monopolies. Our principal private operator competitors at the international level are the British groups FirstGroup, National Express, Stagecoach, Arriva and Go Ahead, and French groups Kéolis (which counts the SNCF as an industrial partner and shareholder, though 53% of its share capital is held by Axa Private Equity and la Caisse de Dépot et Placement du Québec, following the transfer by 3i an investment fund, of its interest in the group) and Transdev (a subsidiary of the Caisse des Dépôts et Consignations, which has an alliance with the French metro operator, RATP). FirstGroup, which results from the purchase of Laidlaw, is the largest American transport operator. It has become the largest world group for public and private transportion. Among Veolia Transport’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and, in France, the RATP and SNCF.

In North America, the competitive market has evolved, particularly as a result of the partial withdrawal of the British groups National Express and Stagecoach, and the purchase of FirstGroup.  In the area of rail transport, Amtrak’s persistent budget difficulties have further opened the market to delegated private management.

In Asia, companies with international objectives could become new competitors in the European and Asian markets. These companies include ComfortDelgro, the transport network operator in Singapore, 40% of the reserves of which result from international business, especially in China and the United Kingdom, and MTRC, the subway operator in Hong Kong, which is present at several calls for tenders for rail franchises in Asia and Europe.

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

Our services to the public provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport, production and distribution of heating and cooling through urban networks and energy services.  In numerous countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is charged not only with implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

•

the public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management) ;

•

the public authority can decide to provide the service itself, but to use private operators as subcontractors to manage the service on its behalf, or to provide limited services ;

•

the public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the third party, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary to provide the services.  The public authority may also request that the third party finance and construct any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies  or other public entities.

Back to contents

Based on the different ways in which public authorities choose to manage the provision of public services, we have developed various types of contracts to respond to their specific requirements.  The contracts we employ generally fall into one of three categories, depending on whether we are entrusted with total responsibility for provision of a public service and whether we have a financial and commercial relationship with end users:

•

The public authority chooses to directly manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works.  It pays the operator a set price under contract.

•

The public authority may prefer a more expansive contract involving construction and management of services, which may include financing of required infrastructure.  These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts or since 2004 in France as “partnership contracts”, or

•

The public authority entrusts a company with the responsibility for the full provision of a public service, with the company assuming all or part of the operational risks. Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for the business, on an operational and financial level, but must do so in accordance with the terms set by the public authority in respect of expected performances and prices charged to end users. This is the logic of “delegated management”, or “concession” in a global sense (also known as a Public Private Partenship – PPP) , which means that the entity assumes the “risks and perils” or “risks and advantages” to the extent its compensation is linked to the operating results.

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

Despite differences related to the nature of clients, the services contracted for and the nature of the legal systems in which we operate, the expectations of our clients have tended to converge towards a demand for transparency during the bid process and during contract performance, formation of a real partnership in search of ways to improve productivity and performance, and a desire for clear performance targets and variable compensation depending on achievement.

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

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/EC of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/EC of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants.  Directive 2006/118/CE of December 12, 2006 concerning the quality fo ground water imposes oversight obligations and a limit regarding the amount of chemical substances that may be released in water by 2015.

Back to contents

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.  The law of December 30, 2006 relating to water and aquatic environments addresses community demands for high quality water and significantly modifies the French legislation on water, also addressing community objectives concerning water quality until 2015.

Government authorities also strictly regulate industrial wastewater that are liable to enter the water supply and wastewater and mud refuse from urban water treatment plants.

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

Environmental Services

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

At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states are required to prohibit the uncontrolled discarding, discharge and treatment of waste pursuant to these directives. Several existing European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste. Further, the European Union has, through directive 2003/87/EC of October 13, 2003, implemented a quota system for the emission of greenhouse gases targeting carbon dioxide in particular. Our waste management business is excluded from the first and second phases (2005-2007 and 2008-2012) of this directive, but may be targeted subsequently, and may as a result establish procedures to reduce methane and carbon dioxide emissions.

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

In relation to managing the risk of legionella disease, the European Working Group for Legionella Infections (EWGLI) has, with the support and approval of the European Commission, published new European guidelines for the control and prevention of travel associated legionella disease. In general, texts on the issue are issued in Europe and around the world by public health authorities and associations for the protection of travelers. Very often, these texts are presented in the form of recommendations for prevention, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

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

In the European Union, standards called “EURO” have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with “EURO 3” standards and Veolia Transport’s networks are renewing their fleets with “EURO 3” vehicles. In 2005, a “EURO 4” standard took effect with even stricter requirements for the reduction of polluting emissions.

Further, Veolia Transport has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Finally, Veolia Transport is subject to the environmental standards applicable to depots, garages and underground cisterns whose activities may present a danger or inconvenience to the environment.  For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple notification.

Finally, in France, the law of February 11, 2005 concerning equal rights and opportunities, the involvement and citizenship of handicapped persons requires that all public transport must be accessible to handicapped persons within 10 years.

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

Back to contents

Our action regarding greenhouse gases

An increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend.  At the international level, the Kyoto Protocol, finalized in 1997, came into force in February 2005. At the European level, the European Union has implemented, through Directive 2003/87/EC of October 13, 2003, a quota exchange system for carbon gas emissions, the ETS ("Emission Trading System").  This system is similar to that of the Kyoto Protocol in place since the beginning of 2005 which has led to the creation of national systems of quota allocation (PNAQ).  In France, the PNAQ1 was adopted for the 2005-2007 period, and the PNAQ2 for the 2008-2012 period.  In 2006, a an initiative was launched within the European Union to revise Directive 2003/87/EC, the goal of which is to expand the Directive's application, reinforce its control mechanisms and implement a quota trading system similar to that of the Kyoto Protocol.

We are already active in this field at the European Union level and internationally, as well as at the national level.

•

At the European Union level, all large combustion installations with thermal output greater than 20 MW fall under the new quota exchange system. For us, this primarily affects our Energy Services division, which manages almost 250 such installations in Europe (i.e., more than 2% of total installations). Quotas awarded to Veolia Énergie (Dalkia) represent approximately 1% of all European quotas awarded. Veolia Énergie (Dalkia) has worked with customers to help keep carbon dioxide emissions within quota limits, and has established an organization dedicated to this endeavor.  This has enabled us to be an early participant in the quota exchange market, and through our participation we have optimized the profitability of our contracts and in some cases assisted clients in financing new investments that help to reduce greenhouse gas emissions. Some of Veolia Eau’s sites in Germany are also affected, following the gain of certain municipal contracts (Stadtwerke).

•

At the international level (Kyoto Protocol), we have begun trying to generate emission credits that would be tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Propreté and Veolia Énergie (Dalkia) have already tested this in practice, through projects in Brazil and Egypt, along with six other South American projects.  Veolia Énergie has also enacted a joint project in Lithuania. By using dedicated teams, they intend to pursue this activity in the future.  Regarding transportation services, the first challenge in reducing greenhouse gas emissions is to establish reliable measurement tools.  Veolia Transport is actively involved in developing an initial tool that would apply to business transportion, in collaboration with EpE and ADEME.

•

At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (as France has done under its Plan Climat) or in the form of “domestic projects” that allow selected projects to benefit from emission credits (as New Zealand, Canada, Australia, and some U.S. states have done). The latter method is currently being studied by France as well. Our teams are following all of these developments and attempting to integrate them into our planning.

Direct greenhouse emissions on sites that we managed in 2006 reached 36.5 million tons of CO2 (carbon dioxide) equivalents (compared to 33.7 million tons in 2005).

We are generally contributing to a reduction in greenhouse gas emissions, both through the daily management of sites that it operates and through the use of renewable and alternative energies (in particular biomass, landfill gas, geothermal energy).  We are actively following regulatory developments that will undoubtedly become more restrictive in the future, viewing them as new opportunities to develop our environmental management skills.

Preserving ecological balances

Whether through the limitation of water evaporation, the enhancement of the quality of our waste, the effort to optimize energy consumption in connection with our water distribution and treatment activities, the use of alternative energies in our heating operations, the recovery and treatment of biogas emissions at our landfills or the use of low-emission fuels in our fleet of public or private transport vehicles, we get involved in the main environmental problems currently affecting our planet by applying our know-how, technological capabilities and research potential to these problems. We contribute to the enhancement of quality of life and sanitary conditions of local populations in our day-to-day operations. For example, by supplying drinking water to impoverished areas we help to reduce infant mortality. In developed countries we have implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public and environmental sanitation.

Preserving economic and social balances

We also consider the economic and social factors that underlie the course of development in the countries in which we operate, and we work to develop solutions that are adapted to local constraints and know-how transfers. For example, we have instituted a program in Shanghai to educate employees about safety at work. In Romania, Alexandria and Gabon, we have developed programs that have allowed local employees and consumers to better understand the challenges in the provision of water and waste management services. The launch of the company in Alexandria was subsidized by the UN-Habitat agency of the United Agencies (Scroll of Honor 2006).  We give preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced.  In each of our projects, we seek to create a beneficial and educational dimension for the improvement of public health and the protection of the environment. We also try to assist in the development of areas where we provide services.

Moreover, we continue to participate in an initiative for developing a charter on public-private partnerships (PPP) in order to improve public access to essential services, which is being supported by the French Ministry of Foreign Affairs and pursued by several agencies of the United Nations. We testified as to best practices in this area during the Urban World Forum in Vancouver in June 2006.

Back to contents

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

Our cooperation with UN agencies on multi-year programs as well as our sharing of know-how have led to our being nominated as an associate member of the congress of Asian cities (Citynet).

Since May 2004, we have also pursued a charity program through a corporate foundation created under the new provisions of a law dated August 1, 2003 relating to charitable actions. This initiative is part of a long and strong tradition of charity by our company, which attempts to encourage solidarity, environmental protection and professional employment.

In 2006, the Veolia Environnement Foundation crossed the 400-project threshold. Each action is sponsored by one of the Group’s partners. The Foundation received the Oscar Admical du mécénat d’entreprise 2006 for its actions. The continuity of the commitments, the originality of approaches, the involvement of partners, and the importance of means were all relevant criteria in the award. The notoriety of the Foundation continues to grow and more than half of its projects are outside of France. Australian, Israeli, Armenian and Latin American subsidiaries have all started their first projects. Among the 178 selected projects in 2006, 53% dedicated to sustainable development in communities, 27% employment, and 20% with environmental protection, the three action areas of the Foundation.

•

With regards to sustainable development in communities, the Foundation supports several programs in Mali, Burkina Faso, Nigeria, Madagascar and Vietnam which also benefit from the support of Veolia Waterforce/Waterdev through the free provision of expertise.

•

Regarding employment, the Foundation has committed itself to a three-year partnership with the Association for the Development of Economic Initiatives (ADIE), in order to develop micro-credit within the disadvantaged suburbs of Paris.

•

Regarding the environment, the Foundation is a partner in the expedition launched at the end of 2006 on the Island of Santo (the Vanuatu archipelago) by the National Natural History Museum, the Research Institute for sustainable development and the nonprofit Pro Natura International. For 5 months, close to 150 researchers from 20 nations will inventory the land and marine wildlife and plants.

We have two humanitarian aid and international cooperation departments: Veolia Water Force and Veolia Waterdev.

Veolia Waterforce was created in 1998 to following the crises cyclone Mitch (Nicaragua) and the flood of the Yangtze river in China. Its main purpose is to share expertise, thanks to a network of 400 volunteer employees. Since its creation, Veolia Waterforce has carried out nearly 50 projects in emergency and development activities, in partnership with the United Nations, government institutions, local communities, NGO’s and private companies. In 2006 Waterforce helped with the deployment of six emergency humanitarian operations, with French and foreign volunteers, in Indonesia, Kenya, Lebanon, Uganda, the Philippines and Serbia. Waterfoce was also called upon by its main partners, the Ministry of Foreign Affairs and emergency medical care NGOs, to join forces in order to provide community action capabilities (tests of materials, coordination, development and unified procedures).

In addition, we also participates in development projects through Veolia Waterdev, an international cooperation department whose objective is to share experiences and imagine, together with public entities, civil society representatives and NGOs, solutions that will facilitate access to local public water and sanitation services. Waterdev can intervene in these circumstances to call upon French municipalities to cooperate in a decentralized fashion. For example, in 2006, Waterdev contributed to a drilling project in Cameroon and the perpetuation of new water production and distribution systems, in a project aimed at improving water quality in Ho Chi Minh city (Vietnam), and sent two teams to south-east Cambodia to evaluate the capacity and the fonctioning of technical installations and to work on the organization of partnerships with local authorities and actors with a view to reinforcing the organization of field teams’ work.

The Veolia Environnement Institute: a scientific approach dedicated to the prospective tools for the environment and sustainable development

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

Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of our different activities. This dual capability represents both the originality and the strength of VEI, which intends to be at the heart of the main environmental debates and issues of the 21st century.  In 2007, the Institute’s objectives are to reinforce the scientific aspect of its actions: enriching its research programs through partnerships with prestigious universities and/or institutions, especially internationally. Initial partnerships have been put in place with the university of Hong Kong relating to the study, monitoring and analysis of actions to be taken concerning transmittable diseases; with the Development Research Center (DRC) in Pekin, relating to the environmental service needs within large Chinese cities in the coming 10 years. At the same time VEI is developing a high level scientific policy. From the first semester of 2007, the Surveys and Perspectives Integrating

Back to contents

Environment and Society (S.A.P.I.E.N.S), a multidisciplinary review, will publish articles from top specialists in order to set forth the latest advancements within sustainable development.

The main themes to be considered by VEI in 2006, which are defined by the members of the Prospects Committee, will include the economic and social dimensions of environmental change, the relationship between health and the environment, and the consequences of climatic change on ways of life and urban growth.

As of the date hereof, the members of VEI’s Prospects Committee are: Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Hélène Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, member of the Académie des Sciences and professor at the Collège de France; Pierre-Marc Johnson (Canada), attorney, physician, ex-prime minister of Quebec, Canada, and expert on environmental matters; Harvey Fineberg (USA), President of the Institute of Medicine of the United States; and Ms. Mamphela Ramphele (South Africa), physician and anthropologist, previously Chairman of the University of Cape Town and Chairman of the World Bank.

VEI also organizes international conferences in France and abroad. In 2006 two conferences were held in Toulouse (France) in January with the Institut d’Economie Industrielle (IDEI) relating to public private partnerships, and in Bangalore (India) with the Energy and Resources Institute (TERI/Delhi) relating to “Energy, Environment and Development: the analysis of opportunities to reduce poverty”. In 2007 a conference is planned in Montreal concerning “The climate 2050 – technological and political solutions”, the Table Center on Global Climate Change (USA) and the National Round Table on the Economy and the Environment (Canada).

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

The following sets forth a summary of use of water resources, raw material and energy, measures implemented to improve the energy efficiency and the development and use of renewable energies, conditions of use of soils, air, water and soils pollutions, noise pollution:

Water

Use of Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our clients. In this respect, the continued implementation of our environmental management system provides, in particular, for the monitoring of water consumption and quality in all of our activities. Our action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, and control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, we installed an indicator to monitor the quality and compliance with regulatory standards of our drinking water. Our industrial water consumption amounted to 390 million cubic meters in 2006.

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

Water Pollution

98% of Veolia Propreté’s landfills are equipped with treatment stations for leachate (water that percolates through stored waste).

Waste Water

Our wastewater treatment facility efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 90% in 2006.

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

Dalkia’s strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation.  Efforts in this field include all of our activities. We are not only developing the use of renewable energies, like biomass and solar energy (Dalkia), but we are also capturing energy from incineration factories and biogas from landfills (Veolia Propreté).

Veolia Transport continues to pursue its objective for the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers.  This training effort enables us not only to enhance passengers’ comfort and limit polluting emissions, but also to achieve significant fuel economy.  In 2006, 64% of our employees participated in training activities.

Back to contents

Our total energy consumption amounted to 111 million MWh in 2006, given the development of the group’s activities.

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

In this way we have pursued our efforts to manage the quality of waste in the sewage networks and acted upstream to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through our Actipol method).  Veolia Eau has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost.  As a second step, we promote the agricultural recovery of sludge through composting and engage an independent certifying body to audit our composting and agricultural recovery networks.  This recovery is done in conjunction with the agricultural recovery of the fraction usable for fertilization from household waste.

We produced 852 tons of compost in 2006, 47% of which was eligible to be used in agricultural activities.

We have initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CREED – our center for research on waste energy services) in coordination with the INRA.  We are also active in the rehabilitation of polluted soils. Relying on several processes, including thermal absorption, Veolia Propreté processes almost all of the pollutants present in the soil at industrial sites.

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

Direct greenhouse gas emissions (including biogas discharges) on sites that we managed in 2006 reached 36.5 million tons of CO2 (carbon dioxide) equivalent, due to development of the group’s activities. Given the differing national and international methods for measuring the production and emission of methane at waste landfills, we are unable to provide a reliable measure at this time. We are participating in a working group that is attempting to reconcile the different methods.  We are also contributing to a reduction in CH4 emissions through the implementation of collection and burning systems, as well as biogas recovery systems in its landfills. 64 waste landfills over which we control investments are equipped with collection and biogas recovery systems.

Other Emissions

Installations that we operate mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust.  The method of calculating emissions of SOX from waste incineration units (hazardous and non-hazardous) was improved in 2006 and allowed us to estimate that these emissions amounted to approximately 106 grams per ton of incinerated waste in 2006.  We are still working towards the development of an indicator for NOX emissions.  For example, Veolia Transportation, in partnership with ADEME, is pursuing a study to identify and assess the market systems capable of reducing the NOX emissions of its buses and coaches.  Dalkia has also been conducting an evaluation program for several years on the various techniques available for reducing emissions (low emission burners, smoke recirculation, air staging, combustion modeling, etc.).

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

Noise pollution

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

Back to contents

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

Evaluation or certification regarding the environment

Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time.  The number of our ISO 14001 certified sites has increased continuously since 1999.  In addition, we seek to achieve the targets set by our environmental management system on close to 80% for all of our installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards. We currently have 853 sites covered by an ISO 14001 certification.

Compliance with applicable legal and regulatory provisions

Our environmental management system includes, among other things, an environmental audit program that allows us to monitor our sites’ regulatory compliance, as well as their compliance with contractual obligations and group standards. We have defined a general framework to ensure consistency of the audit systems developed by our divisions, and each of our divisions remains responsible for the definition and implementation of its own system.  We surpassed our goal of conducting audits for 80% of priority sites in 2005.  Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia’s classified installations and several of Veolia Transport’s transportation centers.  As of December 31, 2006, 80% of our primary facilities were subject to a regulatory compliance audit.  These facilities are the most sensitive to environmental impacts.  As of December 31, 2006, 87% of the primary facilities were subject to a statutory auditing for compliance.

Expenses incurred to preserve the environment

Given the nature of our services, a large majority of our expenditures and investments have a direct impact on the environment. Our industrial investments amounted to €2.197 billion in 2006, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, our certification program and the implementation of our environmental management system.

Internal environmental management services, training and information for employees on the environment, methods for reducing environmental risks and organization for handling accidents that may have public ramifications.

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

Reserves and guarantees for environmental risks

As of December 31, 2006, our accrued reserves for site remediation amounted to €457.7 million.

Indemnities and damages paid in 2006 for environmental claims pursuant to court orders

Reserves for litigation consummated in 2006 amounted to €105 million, including all types of litigations (fiscal, social and other litigation).

International environmental targets

We apply our Environment Management System, as described above, to nearly 80% of our subsidiaries, in France and outside of France.

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

Seasonality

Because of the diverse nature of our operations and our worldwide presence, our business is typically not subject to material seasonal variations. Our results are only slightly affected globally, with the exception of Veolia Energie (Dalkia), which realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related treatment services required tend to be more elevated between May and September in the northern hemisphere, where Veolia Eau conducts the majority of its activity.  In transportation, SNCM’s activity is strongest in the summer season.

Raw Materials

Energy prices have fluctuated widely in the past few years.  After rising by over 45 % in 2005, the reference Brent oil price increased by almost 20% in 2006.  Even if prices have started to decrease since the start of the 2007 fiscal year, price fluctuations remain difficult to anticipate.

In 2006, we recorded a net charge of approximately €36 million related to the increase in energy prices (€6 million for Veolia Transport, €13 million for Dalkia, €11 million for Veolia Propreté and €6million for Veolia Eau).  We were able to limit our additional charges to this amount since our contracts typically contain price adjustment and/or indexing provisions designed to compensate us for increases in the cost of providing our services.  Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of a rise in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-equilibrium clauses. These provisions therefore assist us in passing along a portion of any rise in energy or raw material prices to clients (subject to a possible time period in which we would have to await the impact of price adjustment).

In the transportation division, numerous contracts contain indexing clauses that take variations in fuel costs into account, which significantly reduces the impact of a rise or fall in fuel prices. In certain contracts, especially those involving the United States, we are entitled to full compensation in the event of rising fuel prices.

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

Insurance

Objectives of Insurance Procurement Policy

Our insurance procurement policy for all of our operating divisions has the following objectives:

•

maintaining common insurance policies to establish a coherent risk transfer policy and maximize economies of scale, while taking into account the specificities of our businesses and legal or contractual constraints; and

•

optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of varying deductibles or acceptance of a primary layer of retention through our insurance subsidiary located in Ireland, Codeve Insurance Company Limited.

In 2006, we continued to seek to optimize the amount of insurance premiums we paid to outside insurers.

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

Back to contents

Implementation

The implementation of an insurance procurement policy aimed at covering risk is effected in coordination with our global risk management process.  Implementation takes into account the insurability of risks related to our activities, by the market availability of insurance and reinsurance, and by the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

We undertook actions in 2006 principally related to:

•

the determination of retention levels on the basis of an analysis of risks and loss history and an evaluation of the costs and coverage proposed by insurers;

•

the continuation of efforts to identify, prevent and protect against risks thanks in particular to a rating system for the “property damage and business interruption” risk profile for our most important facilities;

•

the communication of detailed information regarding our company to the insurance and reinsurance markets;

•

the renegotiation of contracts, in particular to strengthen our civil and pollution liability coverage;

•

extending the adoption of the group’s coverage; and

•

the organization of broker services for placement and administration of our programs.

Main Insurance Policies

Civil Liability

A civil liability and environmental damage program was subscribed to on July 1, 2005, around the world (excluding the U.S. and Canada) for a period of three years.  Principal coverage is up to €50 million per claim and per year. For the U.S. and Canada, different contracts cover civil liability and damage to the environment on behalf of group subsidiaries, based on local conditions, in an amount of up to US$50 million per claim and per year.

For all group subsidiaries worldwide, an insurance program provides excess coverage for up to US$450 million, thereby giving us total coverage of US$500 million throughout the insurance period. This program includes coverage for environmental liability for damage sustained by third parties as a result of a sudden and accidental event.

Finally a civil liability for terrorism policy was subscribed under the civil liability program on July 1, 2006 for total coverage of US $165 million per claim per year.

Further, certain activities, such as a maritime transport, automobile and construction, have their own specific insurance policies.

Property Damages and Business Interruption Policies

All four of our divisions maintain property damage insurance policies to cover assets that they own as well as those that they operate on behalf of clients.  Some policies, whether or not they are included in our global insurance company provide either “business interruption” coverage or “additional cost of working” coverage depending on such subsidiaries’ exposure and their capacity to use internal or external solutions to ensure service continuity.  These policies contain standard market terms.  The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. Group insurance coverage implemented on January 1, 2006 carries a limit per claim of up to €300 million.  Some of this coverage contains further underlying limits per claim or per year.

Self-Insured Retention and Deductibles

For any insured claim or loss, we remain liable for the deductible amount.  The amount may range from several thousand euros to more than one million euros.

In 2006, Codeve Insurance Company Limited has underwritten, our insurance subsidiary, had a conservation (retained risk) of €10 million per claim for property damage and consequent financial losses, and €5 million for insurance of civil liabilities.

Regarding both damages and civil liability, Codeve Insurance Company Limited has put in place reinsurance contracts in order to limit its exposure to frequency risks (“stop loss”-type contracts) and risks tied to intensity (excess claim-type contracts).

In general, the insurance coverage described above constantly evolves as a function of ongoing risk evaluation, market conditions and insurance coverage available. We attempt to have our known accidental or operating risks covered by the insurance markets when this market exists when it is economically feasible to do so. However, we cannot guarantee that we will not suffer damages or losses that are not fully or partially covered by insurance.

Back to contents

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

We have relatively little real estate that we own outright.  Most of the time, the buildings and installations that we use do not belong to us; instead, their use is governed by fixed-term contracts pursuant to which we agree to provide various services to clients. At the outset of the contract, the client generally grants us the right to use any pre-existing buildings and installations for the duration of the contract. In the event that we initially invest in the construction of certain facilities, the contract generally calls for the facility to be returned to the client or to our successor upon completion of the contract term. During the contract term, we may or may not be the legal owner of assets, depending on the legal system involved, however, we are nearly always responsible for these assets, which we are required to maintain and sometimes rehabilitate.

We are occasionally the full owner of real property, including industrial installations, in particular for activities undertaken outside global contracts. In our waste management division, for example (CSDUs, storage centers for ultimate waste), and in our energy services (co-generation plants).

We strive not to be the owner of any office buildings. Accordingly, we rent a building located at 36/38, avenue Kléber, 75116, Paris, France that we use as our corporate headquarters.  Our and our divisions’ senior management have maintained their offices in this building since May 2002, where certain central functions are performed.

RESEARCH AND DEVELOPMENT (R&D)

We have identified three main elements in its Research and Development (R&D) strategy relating to the quality of life of populations on a worldwide scale (demographic, urban and energy challenges):  (i) anticipating the needs of clients, (ii) managing security and (iii) promoting environmental protection and preservation.

R&D plays an important role in the evolution of our business and its business model through our global, yet specialized vision of the environment. The responsibility of R&D is to devise and put in place technological developments which will considerably modify the concepts and the implementation of our businesses in the coming years.

For us, the challenges of tomorrow concerning the environment are industrial challenges in the sense of technological developments. The responsibility of R&D is to identify these industrial challenges and to allow us to stay at the cusp of technological developments.

In order to respond to today’s problems as well as those of tomorrow, our R&D focuses its efforts on the protection of water resources, future energy sources and the future of transportation, with a budget, means and expertise that will continue to grow into the future.

Research and Development Resources

Research and Development is not simply an objective but also a financial and human commitment, put into place by us to act practically and effectively.

Our R&D activities are overseen by our Research, Development and Technology department, or “Research Department”. In 2006, this department consisted of nearly 700 experts worldwide (including 350 researchers and 350 on-site developers) with a total budget of about €115 million.1

The research department works on behalf of all of our group’s divisions, given that their needs are similar.  In particular, all seek to solve environmental and health problems with the aid of numerous tools, such as modeling and chemical and bacteriological analysis.  By working on behalf of all divisions, the research department helps to ensure a better consistency within the R&D activities with our group’s strategy.

1

For the fiscal year ended December 31, 2006, research costs totaled €66.4 million, which, when added to operational development costs, totaled an estimated budget of  €115 million.

Back to contents

We have four main research centers in France with branches abroad:

•

The environmental services and energy research center (Creed), based in Limay, with branches in the United Kingdom and Australia;

•

The transportation, environmental and health research center, based in Paris;

•

The water research center,1 based in Maisons-Laffitte, with branches in Germany, the United States and Australia; and

•

The analysis research center, based in Saint-Maurice. The central laboratory, named the Environmental Analysis Center (CAE), has a microbiology and chemistry analysis research laboratory.

We established an international Research and Development correspondent network in 2003 in order to identify and analyze specific local technical development and innovation needs.  Certain research centers abroad have acquired specialized expertise and are partners with centers in France.  These research units help to highlight our technological expertise. In the area of water for example, the Berlin Center of Competence for Water (KompetenzZentrum Wasser) is the reference point for the protection of water resources. Australia has become the reference point for information relating to the recycling of water.

A strategic committee for research, innovation and sustainable development was created by the board of directors of the Company in September 2006. This committee evaluates the long-term Research and Development policies proposed by the relevant departments of the Company and the Group and advises the board of directors of the Company. The committee is informed of important programs and businesses and evaluates the results. In particular, it evaluates the budget and workforce and advises on the allocation of the means and resources and their adequacy for the Group’s strategy in this area.

Main activities in the domains of Research and Development

Our Research and Development focuses on the following seven main areas:

•

Water: preservation of water resources, drinking water (from its production to distribution), water and wastewater treatment (treatment of urban and sediment wastewater, odor treatment) and industrial water.

•

Energy: optimization of energy services, including alternative or renewable energy (fuel cells, the timber industry and solar sensors).

•

Environmental Services: sorting and treatment of waste (incineration, co-incineration and technical landfill sites) and valorization of waste.

•

Transport: logistics, ticketing, monetics, design of a zero emission vehicle, new services linked to public transport (informational systems, for both operator and passenger).

•

Analysis: development of analytical techniques in microbiology and chemistry that are faster and more precise, and improvement of already existing methods.

•

Health: evaluation of risks linked to environmental pollution and the sanitary benefits linked to our businesses, identification of emerging sanitary dangers and establishement of sanitary indicators. The health department is also a recognized partner for public health bodies and institutions such as the Institut de Veille Sanitaire, Direction Générale de la Santé, AFSSE or INSERM.

•

Environment: assessment of the environmental impact of our activities and conduct of our Environmental Management System (follow-up, monitoring and reporting of the Group’s environmental data and contribution to commercial offers).

Each of these activities helps to anticipate the needs and constraints linked to regulatory changes. For us, the objective of the organization as implemented is not only to satisfy current sanitary and environmental requirements, but also to follow sanitary and environmental authorities concerns which will necessarily impact reglementation in the future.

A network of information experts within the research department manages our group’s scientific and technical information and places at employees’ disposal tools for technical, commercial and regulatory monitoring.

1

The Water Research Center is the historical center of Veolia Eau – Compagnie Générale des Eaux. The European Commission was awarded the “Marie Curie Center of Excellence” label for its membrane, disinfecting and modeling technology. The Anjou research center includes an expert center on membranes (ARAMIS), which evaluates the performance of membranes so as to improve operating conditions.

Back to contents

Innovation: a rationalized method

The research team aims to provide innovative practical solutions, which are crucial for the competitiveness of our group. Research and Development is driven by a rationalized method allowing technological risks to be mastered, and allowing rapid progress and the creation of successful commercial applications that are both reliable and effective.

The main steps1 in the innovation process are:

•

Strict regulatory, technological and commercial monitoring that enables us to anticipate future needs and proceed with the launch of new research programs as quickly as possible.  Laboratory or field tests are then carried out to verify the feasibility of the research.  At this stage, analytical modeling may be carried out, depending on the circumstances (i.e., exploring functionality and cost containment potential).

•

If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology.

•

The next phase is the development of a pre-industrial unit to be installed on a site and operated by personnel.

For each of the steps in the innovation process, various entities (research teams, university or private laboratories) are called upon to collaborate.

Our researchers are part of an international network of researchers. They forge fundamental links with other research teams, each taking advantage of the expertise of the others. While these collaborations enrich the knowledge of the research group and keep it up to date, they also provide effective prospects for scientific advancement and return on our partners experience. Research and Development also works with several top universities and participates in research programs for national and international institutions. Researchers also shares their technological knowledge with industrial actors.

Certain principal research themes

Today, new environmental issues, especially in the energy sector, call for the creation of significant and innovative technological solutions. Approximately 30 to 40% of the investment  in Research will henceforth be allocated to a smaller number of programs, with a view to achieving major technological improvements. These different programs will enable us to remain at the forefront of technological developments.

Desalination: a largely available alternative resource

Several regions around the world consider the desalination of seawater the major method of producing drinking water. Desalination consists of producing fresh water from seawater or brackish water. As a result of difficulties facing countries with water problems (a lack of a fresh water source), this market is being developed in particular for the processes of desalination, which use the membranous process (a process involving reverse osmosis). The main problem facing the membranes is the risk of clogging.

The objective of Research and Development regarding desalination by reverse osmosis relates to the pretreatment of seawater to limit clogging of the membrane and on the reduction in energy consumption in order to further reduce the cost of desalination (which has already been divided by 4 in 10 years) and to contribute to environmentally friendly developments. Research is carried out at the Centre d’Expertise Membrane of our Water Research Center to identify what causes clogging and to recommend solutions regarding the treatment of water. Moreover, a pilot scheme has been installed at the Toulon Cap Sicié site which will allow for the optimization of the filtering process for the pretreatment of seawater. R&D has also developed a pilot platform in the Persian Golf, which will be operational in the second half of 2007, which will allow for the comparison of different pretreatment options and validate new ideas.

Sorting and Recycling: a strategic step in waste management

Sorting is a strategic step in waste management, and especially in recycling. The efficiency of the treatments and the possibility of revalorization (product, agronomical and energy valorization) is dependent on the quality of sorting. The sorting processes of our group must be optimized, in addition to the separation carried out by cleaners and companies.

Our research aims to automate sorting plants, to secure procedures of waste treatment, and to make the manufacturing and utilization of CSR (Combustibles Solides de Recuperation) viable. A pilot plant reproducing a sorting machine’s conditions has been built on the site at Rillieux-la-Pape (69). This plant has already allowed for a measurement to be taken of the performance of an optical sorting machine in order to research possible improvements and to simulate results.

The European bus of the future: a clean, intelligent and modern bus

Buses must evolve so that passengers are offered a wide range of quality services, adapted to contemporary living. This is indispensable for the reinforcement of a positive image of buses and public transportation. Areas of focus of improvement include new designs (the future European bus program), improving commercial speed (bus lanes, importance of clean sites and buses), air quality improvement (Euro4), decrease in gas consumption (hybridization), and reduction of greenhouse gas emissions.

Over the past five years our research has aimed to define, with several European transport operators, its functional innovations, while maintaining comfort, traveler information, accessibility, driving assistance and maintenance. The results of this research were

1

At each step of the innovation process, researchers implement sophisticated tools, such as digital fluid mechanics.  This technology enables researchers to simulate the running of installations and test a greater number of scenarios to improve efficiency.  Over a shorter period, such software enables researchers to optimize test protocols.

Back to contents

communicated to constructors with the UITP (Union Internationale de Transports Publics), with Predit (Programme de Recherche et d’Innovation dans les transpors terrestres) and the CEN (Commission Européenne de Normalisation) and has enabled an exchange of ideas with manufactures.

Bioenergy: making waste an energy resource

The use of waste (solid and liquid) as an energy resource represents a concrete solution in conserving fossil fuels and promoting renewable energy sources while minimizing environmental and sanitation risks.

One of our fixed R&D objectives is to develop, evaluate and confirm the viability of bioenergy sources such as a biogas emitted from storage centers, sediment from wastewater treatment plants, biofuel… Thanks to research carried out on food oil waste, SARP Industrie (a subsidiary of Veolia) has implemented a biodiesel project with a production unit of approximately 50,000 t/year.

Back to contents

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

Back to contents

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operations should be read together with our consolidated financial statements and related notes included elsewhere in this report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

Concession contracts are accounted for in the 2006 consolidated financial statements in accordance with IFRIC Interpretation 12, Service Concession Arrangements (IFRIC 12), published in November 2006. This interpretation, which is pending adoption by the European Union following a favorable vote of the EFRAG in March 2007, is applicable to accounting periods commencing on or after January 1, 2008. We have elected early adoption of this interpretation, and the change in accounting method has been applied retrospectively.  As such, our consolidated financial statements as of and for the year ended December 31, 2005, and 2004 have been adjusted accordingly for the retrospective adoption of IFRIC 12.

Unless otherwise indicated, the following discussion relates to our IFRS financial information as adjusted for the retrospective adoption of IFRIC 12.

IFRS differ in certain significant respects from U.S. GAAP. Note 51 to our consolidated financial statements provides a description of the principal differences between IFRS and U.S. GAAP for 2004, 2005 and 2006, as they relate to our company, and reconciles our shareholders’ equity and net income to U.S. GAAP as of and for each of the years ended, December 31, 2004, 2005 and 2006.

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

OVERVIEW

Major Developments in 2006

A strong business model

Our strategy of developing environmental services through long-term contracts produced led to significant growth of activities and to an increase in revenue of 11.9% in 2006 compared to 2005.  This growth was accompanied by continued improvements in profitability.  Adjusted operating income increased by 16.7% in 2006 compared to 2005, and adjusted net income attributable to equity holders of the parent increased by more than 20% over the same period.  Total operating income increased by 12.7% in 2006 compared to 2005, and total net income attributable to equity holders of the parent increased by 21.9%.

Adjusted operating income and adjusted net income attributable to equity holders of the parent are non-GAAP measures used by management to evaluate the performance of our business.  These terms are defined and reconciled to the nearest IFRS measures under “—Presentation of Information in this Section -- Non-GAAP measures” below and the sections referred to therein.

These performances are the result of our decision to grow our business in Europe, Asia and North America for each line of business, and of our ability to generate savings and synergies and to renew contracts.

Increase in synergies between businesses

Our strategic choices have resulted in the acquisition of new Water and Energy contracts, targeted acquisitions aimed at strengthening positions (Environmental Services in Great Britain and Belgium) and the development of new business activities, directly linked to our expertise, such as the acquisition of an interest in SNCM and the signing of a framework agreement with CMA CGM in combined rail transport.

Our ability to generate savings and synergies has resulted in €104 million in new net annual savings in 2006  within the Veolia 2005 efficiency plan.  In total, the efficiency plan generated €406 million in annual savings.  Based on their nature, we expect these savings to continue in the future.  These savings and synergies were completed through programs designed to strengthen our organization.

Forward-looking choices

We believe that our forward-looking choices in terms of training, research and development, give us a strong base for long-term profitable growth.  Thus, in 2006 we decided to accelerate our training programs by deciding to create regional campus in France. We strengthened our research projects through the optimization and the management of resources.

Back to contents

Commercial success within growth markets

We won several important contracts during 2006:

•

At the beginning of the year, Veolia Eau won a management contract for water services granted by the Prostejov water company, the public water authority of the Moravia Region in the Czech Republic. This is a 25-year contract representing total cumulative revenues for the period of €139 million.

•

At the end of January, Veolia Eau signed an important partnership agreement with a subsidiary of Sinopec, the largest Chinese refining group. Through this 25-year contract the two entities created a joint venture, which will be managed by Veolia Eau, to ensure the operation collection treatment and recycling of industrial wastewater from the Yanshan site (in the suburbs of Beijing). This joint venture will generate estimated total cumulative revenue of approximately €249 million.

•

On February 9, 2006, Veolia Eau won the management contract for a wastewater facility in the Ajman Emirates (United Arab Emirates). This 27-year contract represents total cumulative revenue of approximately €151 million.

•

On March 16 and 29, 2006, Veolia Transport won two urban and para-transit transport contracts in the United States. The first contract relates to Orange County in California and came into effect July 1, 2006. This three-year contract represents estimated total cumulative revenue of approximately €73 million. The second contract relates to the city of Mesa in Arizona. This is a six-year contract representing estimated total cumulative revenue of €123 million.

•

On April 12, 2006, following an international call for tenders, Veolia Eau won a construction contract for a new seawater desalination plant in Bahrain for a total amount of approximately €255 million. Operations will start between April 2007 and November 2007 for the first two units.

•

In May 2006, Veolia Eau successively won the first two international calls for tenders by the Slovak authorities, both 30-year contracts. The first contract relates to the central region of Slovakia and represents estimated total cumulative revenue for the period of €1.4 billion; the second contract relates to the Poprad region in northern Slovakia and represents estimated total cumulative revenues for the period of €566 million.

•

On June 29, 2006, Veolia Energie won two public-private partnership contracts in Italy for the construction and the management of hospitals. The contracts are for 17 and 30 years respectively, with estimated total cumulative operating and maintenance revenues of €211 million.

•

In July 2006, Veolia Transport won a management contract for public transport in the Limbourg region, in southeast Holland. This 10-year contract, effective as of December 16, 2006, represents total cumulative revenues of approximately €1.1 billion.

•

In early September 2006, Veolia Eau strengthened its position in Asia by winning a new 30-year contract in China for the management of water services in Liuzhou. This contract represents estimated total cumulative revenues of more than €330 million.

•

At the beginning of December 2006, Veolia Eau was selected for two major projects in Australia. For the first project, Veolia Eau will act as consultant to the State of Queensland for the development of all installations and infrastructure, and will then operate these installations. This project, whose completion is anticipated for the end of 2008, represents a global investment of €1 billion for the State of Queensland. The second project relates to the design, construction and management of a desalination by reverse osmosis plant. The plant will be operational as of the end of 2008.

•

In December 2006, Veolia Energie won a public service management contract for district heating for Cergy-Pontoise and its suburbs. This 16-year contract represents total cumulative revenues of €268.7 million.

We also reinforced our position as market leader through targeted acquisitions, generating strength and cost synergies:

•

On January 2, 2006, Veolia Transport carried out the acquisition of Shuttleport, an airport shuttle service, in the United States of America for €28.1 million;

•

In May 2006, Veolia Propreté purchased Biffa Belgium, fourth in the Belgian waste market, for an amount of €62.4 million, reinforcing its development base in Northern Europe and the Benelux countries. Estimated annual sales figures are €85.5 million.

Back to contents

•

On September 28, 2006, the most important of these transactions was realized with the acquisition of Cleanaway Holding Limited by Veolia Propreté for a price of €745 million. This company operates in Great Britain in the area of municipal and industrial waste collection services and integrated service of waste management. Annual sales figures are estimated at €684 million.

•

On October 19, 2006, Veolia Transport acquired SuperShuttle in the United States (customized transportation for American airports), for €72 million. SuperShuttle’s annual revenues are estimated at €55.2 million.

Development strategy focused on new businesses linked to our commercial expertise

We pursued our development strategy within new businesses linked directly to our expertise:

•

On May 31, 2006, Veolia Environnement, Butler Capital Partners and CGMF signed agreements relating to the Société Nationale Maritime Corse Méditerranée (SNCM).  These agreements were part of a transaction to open SNCM’s capital to outside investment, a decision made by the French government at the beginning of 2005, and the restructuring of the company.  The transaction is still subject to a cancellation clause relating to the European Commission’s agreement on state aid.  Veolia Environnement holds 28.29% of the SNCM’s share capital. As a result of this acquisition, Veolia Transport has significantly strengthened its position as a ship line operator, which has been set up for a few years in northern Europe, in markets with strong growth. This deal represents an investment of €72.2 million.

•

On September 11, 2006, Veolia Transport and Rail Link, a subsidiary of CMA CGM, the third largest freight carrier worldwide, joined together to develop a new European rail transport and sea freight container company.  This partnership creates two new distinct companies:  a combined transport operator with a mission to organize and market the transport of freight containers between the harbor and the industrial site of the final client, and a railway company that combines industrial means and ensures rail transport of the freight containers.  These two companies will be operational by the end of 2006, with anticipated cumulative revenues for 2010 of approximately €100 million for combined transport operations and approximately €50 million for the railway company.

•

At the end of November 2006, the Total and Veolia Environnement groups joined together to construct and operate an oil recycling plant in France, through their joint subsidiary Osilub. This project is part of the sustainable development programs for both companies and contributes to the optimization of the life of industrial products and preserves non-renewable natural resources.

•

In 2006, Dalkia opened a biomass center in the Lithuanian capital through which Vilniaus Energija reduces its dependence on fossil energy and encourages local development. The Vilniaus Enegija networks boiler is the largest biomass installation built by Dalkia.

The thorough review of assets continued in 2006

During the 2006 fiscal year we carried out a review of our assets and proceeded with several total or partial sales, without affecting our operating capacities:

•

During the first quarter of 2006, the Energy Services division disposed of 34% of the company that holds the Lodz contract to the IFM (Industry Funds Management) for a price of €70.0 million.

•

On April 10, 2006, Veolia Environnement disposed of its interest in Southern Water to Southern Water Capital Limited, the major shareholder of Southern Water. The total amount of the transaction was €89.6 million net of the exercise of the put option.

•

On June 1, 2006, the European Bank for Reconstruction and Development (EBRD) took a 35% interest in Veolia Transport Central Europe GmbH, which groups together the activities of Veolia Transport in Central and Eastern Europe, for an amount of €59.8 million.

A thorough review of assets has also led us to take measures to ensure better efficiency:

•

We decided to dispose of the Transportation Division’s Danish business, which will occur occurred in 2007, and recorded an impairment charge in respect of assets for an amount of €44 million.

•

Difficulties encountered with a contract in Germany within the Transportation business resulted in asset impairments and provisions of €86 million.

Back to contents

Presentation of Information in this Section

Definition of “organic” and “external” growth

As used in this report, the term “organic growth” includes growth resulting from new contracts won, the expansion of existing contractual arrangements through increases in prices and/or volumes delivered or processed, and the acquisition of operating assets attributed to a particular contract or project.

The term “external growth” relates to growth resulting from acquisitions (net of divestitures) of entities that hold multiple contracts and/or assets used in one or more markets.

Discontinued Operations

In accordance with IFRS 5, we record income and loss from our discontinued operations on a separate line in our consolidated income statement.   “Net income (loss) on discontinued operations” is the total of income and expenses, net of tax, related to lines of businesses sold or in the process of being sold. It is the income or expense generated over the period by the assets and liabilities included in the specific, balance-sheet line items “Non-current assets held for sale” and “Non-current liabilities held for sale.”

Non-GAAP Measures

We use a number of non-GAAP financial measures to manage our business and to supplement our financial information presented in accordance with IFRS.  Non-GAAP financial measures exclude amounts that are in the nearest IFRS measures, or include amounts that are not in the nearest IFRS measures.  We discuss below the non-GAAP financial measures that we use, the reasons why we believe they provide useful information and the location in this Section where they are reconciled to the nearest IFRS measures.  You should not place undue reliance on non-GAAP financial measures or regard them as a substitute for the nearest IFRS measures.  Further, these non-GAAP financial measures may not be comparable to similarly titled measures used by other companies.

The non-GAAP financial measures that we use in this Section are the following:

“Adjusted operating income” and “adjusted net income attributable to equity holders of the parent” are equal to operating income and net income attributable to equity holders of the parent, respectively, adjusted to exclude the impact of impairment charges and certain items that are “non-recurring.”   An item is “non-recurring” if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.  We do not classify an item as “non-recurring” if the nature of the relevant charge or gain is such that it is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years.  We believe that adjusted operating income and adjusted net income attributable to equity holders of the parent are useful measurement tools because they show the results of our operations without regard to:

•

impairment charges, which we record when we determine that the value of a cash generating unit is less than its carrying value (as discussed under “—Critical Accounting Policies – Asset Impairment”), and which are different from our other items of revenues and expenses used to determine operating income as they depend on management’s assessment of the future potential of a cash generating unit, rather than its results of operations in the period in question, and

•

non-recurring items,w hich by their nature are unlikely to be indicative of future trends in our results of operations.

In addition, we use adjusted operating income as a tool to manage our business, for purposes of  evaluating our performance, allocating resources internally and as one factor in determining the variable compensation of our senior executives.  See “Item 6. Directors, Senior Management and Employees – Compensation.” “Adjusted operating income” and “Adjusted net income attributable to equity holders of the parent” are reconciled to operating income and net income attributable to equity holders of the parent, in each case for the years ended December 31, 2005 and 2006, under “—Results of Operations – Year ended December 31, 2006 compared to Year ended December 31, 2005.”

 “Net financial debt,” which represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts), net of cash and cash equivalents and excluding revaluation of hedging instruments.  We use net financial debt as an indicator to monitor our overall liquidity position, and as one factor in determining the variable compensation of our senior executives.  Our net financial debt is reconciled to our gross financial debt in “—Liquidity and Capital Resources – Sources of Funds – Financings.”

 “ROCE” or “Return on Capital Employed” is a measurement tool that we use to manage the profitability of our contracts globally and to make investment decisions.  ROCE is the ratio of (i) our results of operations, net of tax, and our share of net income of associates excluding revenue from operational financial assets, divided by (ii) the average amount of capital employed in our business during the same year.  Each of these terms is defined, and is reconciled to the nearest IFRS measure, under “—Liquidity and Capital Resources – Capital Expenditures – Return on Capital Employed (ROCE).”

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with IFRS as published by the IASB and adopted by the European Union (with the exception of IFRIC 12, which we have chosen to adopt early pending its approval by the European Union). Our consolidated financial statements are affected by the accounting policies used and the estimates, judgments and assumptions made by management during their preparation. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

Back to contents

The principal significant estimates and assumptions made by management during the preparation of our consolidated financial statements relate to the accounting policies used in connection with pension liabilities, asset impairment, deferred taxes and derivative financial instruments.

Pension Liabilities

We maintain several pension plans, and measure our obligations under these plans using a projected unit credit method, which requires to estimate our employees turnover, expected future changes in employees’ compensation and the present value of our liability on the basis of the appropriate discount rate for each country in which we maintain a pension plan.  As a result, we record pension-related assets or liabilities in our accounts and record the related net expenses over the estimated term of service of our employees.

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available.  If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates estimated using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used.  The assumptions used to measure our pension liabilities as of December 31, 2006 are described in Note 34-c to our consolidated financial statements.

As of December 31, 2006, a 1% increase in the discount rate would have decreased our aggregate pension benefit obligation by €248 million and our current service costs by €8 million.  A 1% decrease in the discount rate would have increased the benefit obligation by €300 million and the current service costs by €11 million.

As of December 31, 2006, a 1% increase in the inflation rate would have increased our aggregate pension benefit obligation by €310 million and our current service costs by €11 million.  A 1% decrease in the inflation rate would have decreased the benefit obligation by €251 million and the current service costs by €8 million.

Asset Impairment

We perform an annual review of our goodwill and other intangible assets during our long-term planning in mid-year, or more frequently when there is an indication of an impairment loss. If the long-term prospects of an activity appear durably downgraded, we estimate the value of the impairment based either on the fair value less selling costs of the assets related to this activity in cases where we decide to dispose of the activity, or on the higher of fair value less selling costs or value in use, in cases where we decide to retain the activity.  We then record a one-time write-off or write-down of the carrying value of our goodwill to bring it in line with our estimates.

When we use fair value less selling costs, we estimate the fair value based on earnings multiples appearing in brokers’ reports or on published information regarding similar transactions.  Our estimate could be significantly different from the actual sales price that we could receive in connection with the disposal of the activity.  In addition, actual selling costs could be greater or less than our estimate.

When we use the discounted future cash flows method to estimate value in use, we estimate future cash flows of business units known as “cash generating units,” and we apply a discount rate to the estimated future cash flows.   A cash-generating unit is generally a business segment (i.e., water, waste, energy or transport) in a given country.  Our future cash flow estimates are based on the forecasts in our latest long-term plan, plus an appropriate growth rate applied after the period covered by the plan.   The discount rate is equal to the risk free rate plus a risk premium weighted for business-specific risks relating to each asset, cash-generating unit or group of cash-generating units.

As of December 31, 2006, a 1% increase in the discount rate applied to each cash generating unit would have resulted in an increased goodwill impairment charge of approximately €240 million euros, and a 1% decrease in the perpetual growth rate applied to each cash generating unit with a perpetual growth rate of at least 2% would have resulted in an increased goodwill impairment charge of approximately €55 million euros.

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

Back to contents

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

•

in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in equity, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the balance sheet. The ineffective portion of the gain or loss on the hedging instrument is recognized. Gains or losses recognized in equity are released to the income statement in the same period or periods in which the assets acquired or liabilities impact the income statement;

•

in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in equity, while the ineffective portion is recognized in the income statement. Gains and losses recognized in translation reserves are released to the income statement when the foreign operation is sold.

Accounting for concessions

Concession agreements are accounted for in accordance with IFRIC12, “Service Concession Arrangements” published in November 2006.  This interpretation, which is pending adoption by the European Union following a favorable vote by the EFRAG in March 2007 is applicable starting January 1, 2008.  We elected to adopt IFRIC12 early, and this new accounting method was treated retrospectively in accordance with IAS8 concerning changes in accounting principles.  As a result, our financial statements as of and for the year ended December 31, 2005 were also adjusted so as to take into account retrospectively the adoption of IFRIC12.

The application of IFRIC 12 is complex and is described in detail in Note 1.20 to our consolidated financial statements.  As a general matter, a contract is considered a concession agreement under IFRIC 12 if a public sector customer (the “grantor”) controls or regulates the services that we must provide with the infrastructure that we use, to whom the services must be provided and at what price, and if the grantor controls a significant residual interest in the infrastructure.  Pursuant to IFRIC 12, the infrastructure used in a concession is not considered to be part of our property, plant and equipment, but instead we recognize financial assets or intangible assets (depending on the nature of our payment rights) in respect of the concession contracts.

Back to contents

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. The following table shows our net income (loss) and shareholders’ equity under IFRS (adjusted for IFRIC 12 for 2004 and 2005, in the case of the IFRS figures) and U.S. GAAP for the periods indicated:

	At and for the year ended December 31,
	————	————	————
(millions of euros)	2006	2005 (IFRS adjusted)	2004 (IFRS adjusted)
	————	————	————
Net Income (Loss)
IFRS	758.7	622.2	389.8
U.S. GAAP	732.1	555.7	145.2

Shareholders’ Equity
IFRS	4,360.8	3,790.2	3,211.2
U.S. GAAP	3,177.8	2,832.9	2,255.5

The most significant items in reconciling our shareholders’ equity under IFRS and U.S. GAAP in 2006, as reflected in Note 51 to our consolidated financial statements, were:

•

goodwill recorded at market value in connection with the transfer of certain subsidiaries and affiliates to our group in 1999 by Vivendi, our former parent company. Under U.S. GAAP, assets relating to these transfers were recorded at Vivendi’s historical cost basis. In addition, under IFRS, goodwill has not been amortized since January 1, 2004, while under U.S. GAAP goodwill has not been amortized since January 1, 2002.  The net effect on goodwill amounted to (€979.6) million at December 31, 2006;

•

amortization of tangible assets by component under IFRS, which has an effect of (€252.0 million);

•

provisions including contractual commitments and significant provisions for onerous contracts whose recognition criteria are different, the impact on shareholders’ equity amounted to € 187.1 million at December 31, 2006;

•

some contracts are recorded under IFRS in accordance with IFRIC4 "Determining whether an arrangement contains a lease" or IFRIC12 "Service Concession arrangements". Under U.S. GAAP, Emerging Issues Task Force (EITF) 01-08 “Determining whether an arrangement contains a lease” is applied for contracts entered into or significantly modified after January 1, 2004. Under U.S. GAAP, IFRIC12 is not recognized. The impact on shareholders' equity amount to (€109.7) million at December 31, 2006 for IFRIC 4 and (€81.9) million; for IFRIC12;

•

difference in accounting for of pensions plans and share based compensation. The difference between IFRS and U.S. GAAP amounted to  (€37.5) million.

The most significant items in reconciling our net income (loss) under IFRS and U.S. GAAP in 2006, as reflected in Note 51 to our consolidated financial statements, were:

•

tangible asset components for (€45.1) million;

•

pension plans and stock options for (€34.1) million;

•

changes resulting from analysis under IFRIC 4 and EITF 1.08 of (€21.8) million;

•

income tax for €105.9 million.

For a more detailed discussion of the significant differences between IFRS and US GAAP as applied to our company, see Note 51 to our consolidated financial statements.

Back to contents

RESULTS OF OPERATIONS

Year ended December 31, 2006 compared to year ended December 31, 2005

The following discussion compares our results of operations in 2006 with our adjusted results of operations (reflecting the retroactive application of IFRIC 12 accounting for concessions) in 2005.  In addition, following a decision taken in 2006 to dispose of the Danish business of the Transportation Division in 2007, the results of this business were classified as discontinued operations in accordance with IFRS5 addressing activities held for sale, and the accounts for 2005 were adjusted accordingly.  The disposal of Southern Water was also treated according to IFRS5, and the accounts for 2005 were adjusted accordingly.

Revenue

Overview

Our consolidated revenue for the year ending December 31, 2006 grew 11.9% to €28,620.4 million, compared to €25,570.4 million for the year ended December 31, 2005. Organic growth was 8.1%.

External growth of 3.8% was primarily the result of acquisitions made by Veolia Transport in France and the United States (a combined contribution of around €443 million) and Veolia Propreté in the United Kingdom (a contribution of around €215 million). Revenue from outside France stood at €15,217.4 million, or 53.2% of the total, compared with 51.3% in 2005.

The currency effect was neutral, with a weakening of the U.S. dollar (negative impact of €53.5 million) offset by a strengthening of the Czech koruna (positive impact of €44.7 million).

The following table shows a breakdown of our revenue:

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
28,620.4	25,570.4	11.9%	8.1%	3.8%	-

The following table shows a breakdown of our revenue by division:

(in € millions, except for %)	2006	2005 (adjusted)	% change 2006/2005

Water	10,087.6	9,134.2	10.4%
Environmental Services	7,462.9	6,748.7	10.6%
Energy Services	6,118.4	5,463.6	12.0%
Transportation	4,951.5	4,223.9	17.2%
Total revenue	28,620.4	25,570.4	11.9%
Total revenue at constant 2005 exchange rate	28,631.0	25,570.4	11.9%

Water

The following table shows a breakdown of our revenue within the water division:

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
10,087.6	9,134.2	10.4%	9.1%	1.2%	0.1%

In France, organic revenue growth was 3.6%, excluding Veolia Water Solutions & Technologies, due to a good performance of the distribution businesses as well as further growth in the water network building and renovation business.

Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue grew 13.6% (11.8% at constant scope and exchange rates).  In Europe, revenue growth of 11.4% was driven by the start-up of new contracts, in particular in Germany (the Braunschweig municipal contract), in the Czech Republic (Hradec Kralove and Prostejov) and in Slovakia (Poprad and Banska Bystrica). In the Asia-Pacific region, strong revenue growth of 36.2% (of which 26.9% was organic growth) was mainly driven by new contracts signed in China (Hohhot, Changzhou, Kunming and Urumqui in the municipal sector). External growth in this region was the result of Veolia Water’s increased stake in the Adelaide contract in Australia and small acquisitions in Japan. We are continuing  our expansion in Africa and the Middle East where growth exceeded 12%. In North America, revenue grew 6.7% for the full-year on a like-for-like basis.

Back to contents

Veolia Water Solutions and Technologies posted revenue growth of 17.8% at constant scope and exchange rates, driven in particular by a sharp upturn in the engineering and construction businesses in France, the Middle East and the United States.  Including acquisitions made during the year, revenue growth totaled 21.8%.

Environmental Services

The following table shows a breakdown of our revenue within the Environmental Services (waste management) division:

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
7,462.9	6,748.7	10.6%	7.6%	3.5%	(0.5)%

In the Environmental Services (waste management) business, revenue in France grew 4.1% (of which 3.7% was organic growth), driven by the combined effect of the growing contribution of new incineration plants and the increased tonnages of solid waste collected and treated under high value added service contracts.

Outside France, excluding Proactiva, organic growth was 10.8%. It was particularly strong (13.2%) in the United States in all business lines. In the United Kingdom, overall growth totaled 34.2% (of which 6.9% was organic growth), driven by the acquisition of Cleanaway UK, completed on September 28, 2006 and by the general development of the business within a growing market. In Asia, the start-up of the Foshan and Guanghzou-Likeng contracts made a significant contribution to revenue growth of 14%.

Energy Services

The following table shows a breakdown of our revenue within the energy services division:

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
6,118.4	5,463.6	12.0%	10.0%	1.5%	0.5%

Our Energy Services division generated revenue of €6.1 billion in 2006, an increase of 12% over 2005, of which 10% was organic growth. The full-year impact of the rise in energy prices was €260 million, of which €226 million was realized during the first nine months of 2006.  The fourth quarter represents a new heating season, during which prices stabilized or declined compared to the first three quarters, although our Energy Services business continued to grow during this period.  Excluding the full year price effect, organic revenue growth was 7.2%.

The business was subject to contrasting weather conditions over the course of the year.  While the beginning of the year had experienced more harsh temperatures than the average, the end of the year, on the contrary, was warmer than the seasonal standards.

In France, organic growth of 8.2% resulted primarily from the increase in energy prices in the first quarter of the year, the start-up of new contracts and an upturn in the engineering business.

Outside France, revenue growth totaled 17.0% of which 12.6% was organic growth. It was primarily driven by the full effect of the Lodz contract (Poland), favorable pricing in Central Europe as well as acquisitions in Italy and Brazil.

Transportation

The following table shows a breakdown of our revenue within the transportation division:

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
4,951.5	4,223.9	17.2%	4.7%	12.9%	(0.4)%

In France, revenue growth was 12.7%, driven by the contribution of SNCM (2006 revenue contribution of approximately €200 million). The end of the Toulouse contract was offset by the positive impact of new contracts in the field of urban and intercity transit systems, and by the good performance of other business lines.

Outside France, revenue advanced by 20.4% of which 7.6% was organic growth. External growth was mainly due to acquisitions made in the United States (ATC and Shuttleport) and in Norway (Helgelandske).

Back to contents

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region:

(€ millions, except %)	2006	2005 (adjusted)	% change 2006/2005
France	13,403.0	12,439.2	7.7%
United Kingdom	2,186.8	1,727.1	26.6%
Germany	1,992.9	1,817.3	9.7%
Other European countries	5,317.9	4,708.6	12.9%
United States	2,650.3	2,183.3	21.4%
Oceania	931.4	878.0	6.1%
Asia	770.9	597.3	29.1%
Rest of the world	1,367.2	1,219.6	12.1%
Revenue	28,620.4	25,570.4	11.9%

France

In France revenue growth of 7.7% was driven by Veolia Energie as a result of rising energy prices (an impact of 5.5% in the revenues of Veolia Energie France), by Veolia Eau as a result of continued strong growth in the engineering and construction sectors as well as continued solid results of the distribution business, by Veolia Propreté due to the combined effect of the increased efficiency of incineration plants and the increase in tonnage of solid waste collected and treated under high value-added service contracts and by the acquisition of SNCM by Veolia Transport.

United Kingdom

The strong growth of 26.6% in the United Kingdom resulted from the acquisition of Cleanaway UK (three month effect), the full impact of the acquisition of Shanks in 2005 by the Environmental Services division, Veolia Énergie due to commercial development and an increase in energy prices, and the impact of five-year tariff reviews at Veolia Eau in 2005.

Germany

Growth in Germany was 9.7%, largely due to new contracts, particularly the contract between Braunschweig and Veolia Eau for a wastewater plant and rail transport contracts (Nordharz-Netz and Marschbahn).

Other European countries

The 12.9% growth in revenues was due to full-year effect of the Lodz contract in Poland and to the impact of prices in the Energy Division, as well as new contracts and small acquisitions in our other sectors.

United States

Growth in the United States, 21.4% overall, was particularly significant in Veolia Propreté’s business and in Veolia Transport due to the impact of recent developments, including the acquisitions of ATC and Shuttleport, and the signing of new contracts.

Oceania

Growth of 6.1% in the Oceania region was due to the signing of new contracts in 2005 within Veolia Propreté and sustained activity within Veolia Transport.

Asia

Growth in Asia was 29.1%, which was due to recent developments in Veolia Eau (contracts in China and acquisitions in Japan) and to the start of new contracts for Veolia Propreté.

Back to contents

Rest of the world

Growth in the rest of the world was 12.1%, marked by the continued growth of Veolia Eau in North Africa and the Middle East.

Operating Income

Overview

Our operating income increased by 12.7%, from €1,892.9 million in 2005 to €2,132.9 million in 2006. The following table shows a breakdown of our operating income by division:

(in € millions, except %)	2006	2005 (adjusted)	% change
Water	1,160.6	1,002.3	15.8%
Environmental Services	648.3	543.6	19.3%
Energy Services	377.7	315.3	19.8%
Transportation	13.6	116.8	(88.3)%
Holding companies	(67.3)	(85.1)	20.9%
Total	2,132.9	1,892.9	12.7%
Total at constant 2005 exchange rate	2,126.8	1,892.9	12.4%

As discussed above under “Presentation of Information in this Section – Non-GAAP Measures,” we use adjusted operating income, in addition to operating income, to evaluate our results of operations and otherwise as a management tool.  The following table shows a breakdown of our adjusted operating income by division:

(in € millions, except %)	2006	2005 (adjusted)	% change
Water	1,163.4	997.1	16.7%
Environmental Services	648.3	553.6	17.1%
Energy Services	377.7	321.2	17.6%
Transportation	100.1	116.8	(14.3)%
Holding companies	(67.3)	(85.1)	20.9%
Total	2,222.2	1,903.6	16.7%
Total at constant 2005 exchange rate	2,216.1	1,903.6	16.4%

The following tables provide a reconciliation of adjusted operating income to operating income for 2005 and 2006:

2006	Total Operating Income	Adjustments		Adjusted Operating Income
(€ millions)		Impairment	Other
Water	1,160.6	2.8	-	1,163.4
Environmental Services	648.3	-	-	648.3
Energy Services	377.7	-	-	377.7
Transportation	13.6	86.5	-	100.1
Holding companies	(67.3)	-	-	(67.3)
Total	2,132.9	89.3	-	2,222.2

2005 (adjusted)	Total operating income	Adjustments		Adjusted operating income
(€ millions)		Impairment	Other
Water	1,002.3	(5.2)	-	997.1
Environmental Services	543.6	10.0	-	553.6
Energy Services	315.3	4.7	1.2	321.2
Transportation	116.8	-	-	116.8
Holding companies	(85.1)	-	-	(85.1)
Total	1,892.9	9.5	1.2	1,903.6

Operating income grew by 12.7% in 2006 compared to 2005, or by 12.4% at constant exchange rates. Adjusted operating income grew by 16.7%, or by 16.4% at constant exchange rates.  The increases reflect primarily growth in our revenues and overall business and, in the case of adjusted operating income, an increase in margins resulting from the factors described in the division-by-division analysis below, as well as the continued benefits of our “Veolia Environnement 2005” efficiency plan, which resulted in selling, general and administrative expenses declining from 11.3% of revenues in 2005 to 10.9% of revenues in 2006.  Restructing costs increased marginally in 2006 compared to 2005, while capital gains on asset sales decreased marginally.

Back to contents

Operating income in 2006 represented 7.5% of revenues compared to 7.4% in 2005.  Adjusted operating income represented 7.8% of revenues in 2006 and 7.4% in 2005.  In 2006, the only adjustments between operating income and adjusted operating income were impairment charges, primarily resulting from difficulties with a German contract in the Transport division (as discussed below).  In 2005, our impairment charges related to Environmental Services activities in Israel and Sterience in the Energy Services division.  We also recorded negative goodwill in the Water division.

Water

Operating income from the Water division totaled €1,160.6 million in 2006, a 15.8% increase from €1,002.3 million recorded in 2005. Adjusted operating income grew by 16.7%, or by 16.3% at constant exchange rates.

In France, the distribution and waterwork businesses performed well, boosting operating income, which also benefited from the continuing implementation of the program to improve operating performance.

Outside France, we recorded an increase in operating income that resulted from developments of the Stadtwerke in Braunschweig (including a positive adjustment to fair market value of an electricity supply contract), and from the beginning of new contracts in China and the impact of BOT contracts in Brussels and The Hague.  In addition, the effect of contractual price increases, including in the United Kingdom, Central Europe, Romania and Morocco, had a positive impact on operating income. Finally, engineering and technology solutions took another step toward recovery.

The ratio of adjusted operating income to revenue from ordinary activities increased by 0.6 points, from 10.9% in 2005 to 11.5% in 2006.  The ratio of operating income to revenue from ordinary activities increased from 11.0% in 2005 to 11.5% in 2006.

Environmental Services

Operating income from the Environmental Services division increased by 19.3%, from €543.6 million in 2005 to €648.3 million in 2006.

In France, operating income increased as a result of an increase in volume, primarily in the incineration sec tor and in the landfill business.

Outside France, we recorded an increase in operating income, which was was especially strong in the UK market due to the integration of Cleanaway United Kingdom in the fourth quarter of 2006 and the strong performance of integrated waste management contracts.  In the United States, the operating margin noticeably increased in the industrial services that are experiencing strong growth and in the solid waste activities due to increased prices.

The ratio of adjusted operating income to revenue increased from 8.2% in 2005 to 8.7% in 2006. The ratio of operating income to revenue from ordinary activities increased from 8.1% in 2005 to 8.7% in 2006.

Energy Services

Operating income from the Energy Services division increased by 19.8%, from €315.3 million in 2005 to €377.7 million in 2006. At constant exchange rates adjusted operating income grew by 16.2%.

In France, profitability benefited from improvements in construction activities (both the level of activity and better efficiency). Given the overall balanced nature of the contract portfolio, the rise in energy prices had only a slight effect on profitability. As in 2005, rising gas prices have caused the selling prices of electricity produced through co-generation to reach their ceiling. This phenomenon had limited effect, and the opportunity loss was offset by an upturn in energy management margins on other contracts and by the sale of surplus greenhouse gas emission rights generated by activities.

In the rest of Europe, we recorded a strong rise in operating income in Central European countries that resulted notably from prices and a favorable climate in the Czech Republic and Poland and from the commencement of new contracts, such as the Lodz contract. A decrease in profit margin recorded in various countries following the increase in gas prices was more than offset by the sale of surplus greenhouse gas emission rights generated by activities.

Given these items, the ratio of adjusted operating income to revenue increased, from 5.9% in 2005 to 6.2% in 2006.  The ratio of operating income to revenue from ordinary activities increased from 5.8% in 2005 to 6.2% in 2006.

Transportation

Operating income from the Transportation division was €13.6 million in 2006, compared to  €116.8 million in 2005. Due to persistent difficulties relating to a contract, Veolia Transport carried out a review of its activities in Germany and accounted for losses of €86.5 million, which were classified as non-recurring.  Excluding this non-recurring item, operating income decreased by 14.3% (14.5% at constant exchange rates) to €100.1 million.

In France, the profitability of the Passengers Transportation business is improving, resulting mainly from interurban activities and services in Ile de France, as well as the integration of the SNCM, whose results conform to expectations from its privatization.

Back to contents

Outside France, solid performances were recorded in the Benelux countries and Australia.  Operating income was also affected by acquisitions in North America, particularly ATC and Shuttleport, and by a dilution profit of €18.7 million resulting from the EBRD’s acquisition of an interest in Central European activities.

Because of the negative impact of rising energy prices, the ratio of adjusted operating income to revenue decreased from 2.8% in 2005 to 2.0% in 2006. The ratio of operating income to revenue from ordinary activities declined from 2.8% in 2005 to 0.3% in 2006.

Finance costs, net

Finance costs, net, decreased from €710.7 million in 2005 to €701.0 million in 2006.  Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents.  The following table shows a breakdown of our finance costs, net:

(€ millions)	2006	2005 (adjusted)
Income	82.8	63.3
Expense	(783.8)	(774.0)
Total finance costs, net	(701.0)	(710.7)

In 2006, the financing rate, defined as the ratio between the cost of net financial debt (equal to finance costs, net, excluding fair value adjustments to non-qualifying for hedge instruments) to average net indebtedness (based on a quarterly weighted average), was stable at 5.07% in both 2005 and 2006.

This stability, which was maintained despite an increase in short-term euro interest rates, was due to the increase in the portion of fixed rate debt in our indebtedness and the maturity of certain high interest rate debt.  The €26 million redemption premium paid in 2005 in connection with the redemption fo €1,150 million of convertible bonds was not included in the 2005 financing rate, although the relatively low interest rate did affect the 2005 financing rate.

In addition, fair value adjustments on derivative instruments not qualifying for hedge accounting totaled €6.4 million, compared to €10.1 million in 2005. These adjustments, which are calculated in accordance with IAS 39 and which depend on market conditions at the end of the period, are highly volatile in nature.

Back to contents

Other Financial Income and Expenses

The following table shows a breakdown of our other financial income (expenses):

(€ millions)	2006	2005 (adjusted)
Loan income	29.9	37.0
Dividends	9.7	6.5
Foreign exchange gains (losses)	(14.3)	14.3
Financial provisions	(8.4)	24.2
Other income (expenses)	(50.9)	(53.9)
Total	(34.0)	28.1

Other net financial income and expenses were positive €28.1 million in 2005 and negative €34.0 million in 2006.  The decline in other financial income and expenses principally resulted from the impact of the foreign exchange gains and losses (negative impact of €28.6 million), the revaluation of embedded derivatives negtative impact of €13.8 million) and provisions of €8.4 million in 2006 linked to guarantees issued by the subsidiaries of Veolia Propreté in Asia.

In 2006, the unwinding of discounts of long term provisions had a negative impact of €15.9 million, compared with  a negative impact of €17.3 million in 2005.  The revaluation of embedded derivatives had a negative impact of €16.3 million in 2006, compared with a negative impact of €2.5 million in 2005.

Income Tax Expense

Income tax expense totaled €409.6 million in 2006, consisting of €330.9 million in current income taxes and €78.7 million in deferred income taxes, compared to a total expense of €422.4 million in 2005, consisting of €309.4 million in current income taxes and a deferred income tax benefit of €113.0 million.

The decrease in tax expense in 2006 was due to the restructuring of our U.S. tax group, which generated a deferred tax credit of €86.2 million (included in “Other countries” in the deferred tax expense in the notes to our consolidated financial statements).  Apart from this credit, an increase in our scope of consolidation and pre-tax income increased both the current and deferred tax expense.

We have classified the non-recurring U.S. credit as an adjustment item in calculating our adjusted net income attributable to equity holders of the parent, as discussed below.  Excluding this item, income tax expenses increased from €422.4 million to €495.8 million, and the effective tax rate was 33.34%.

Share of Net Income of Associates

The share of net income of associates decreased from €6.5 million for the year ended December 31, 2005 to €6.0 million for the year ended December 31, 2006.  This near-stability reflects the first-time equity accounting of Compagnie Méridionale de Navigation (shares of which are held by the SNCM) whose results in 2006 were €5.1 million, as well as provisions of €7.4 million relating to project company shares in the Environmental Services sector in Asia, due to the client’s repudiation of the related agreements.

Net Income (Loss) from Discontinued Operations

Net income from discontinued operations was €0.6 million for the year ended December 31, 2006, compared with €0.7 million for 2005.  Income relating to Southern Water was €52.5 million for the year ended December 31, 2006 (including €51.2 million of capital gains from the disposal), compared to €8.4 million for 2005.  The loss relating to the Danish Transportation business was €51.9 million for the year ended December 31, 2006 (of which €43.9 million was an asset impairment charge), compared to €7.7 million for 2005.

Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2006 was €236.2 million, compared to €172.9 million for the year ended December 31, 2005. This line item reflected minority interests in the Water segment (€115.7 million), the Environmental Services segment (€18.6 million), the Energy Services segment (€87.1 million) and the Transportation segment (€14.7 million). The increase between 2005 and 2006 is mainly attributable to developments in international activities of Dalkia in partnership with EDF, the Water segment in Germany (€19.3 million) and the Transportation segment with the consolidation of SNCM (€7.9 million).

Net income attributable to minority interests for the year ended December 31, 2005 was €172.9 million. This line item reflected minority interests in the Water segment (€83.1 million), the Environmental Services segment (€25.7 million), the Energy segment (€54.7 million) and the Transportation segment (€9.7 million).

Back to contents

Net income attributable to equity holders of the parent

Net income attributable to equity holders of the parent was €758.7 million in 2006, compared to €622.2 million in 2005.  The weighted average number of shares outstanding was 393.8 million for the year ended December 31, 2006 and 390.4 million for the year ended December 31, 2005. On this basis, net earnings per share attributable to the equity holders was €1.93 in 2006 compared to €1.59 in 2005.

As discussed under “—Presentation of Information in this Section – Non-GAAP Measures,” we use adjusted net income attributable to equity holders of the parent as an important management tool.  Adjusted net income attributable to equity holders of the parent was €762.0 million in 2006, compared to €630.2 million in 2005.  The following table presents a reconciliation of adjusted net income attributable to equity holders of the parent, to net income attributable to equity holders of the parent, for 2005 and 2006.

2006 (€ millions)	Net income	Adjustments	Adjusted net income
Operating income	2,132.9	89.3	2,222.2
Finance costs, net	(701.0)	-	(701.0)
Other financial income and expenses	(34.0)	-	(34.0)
Income tax expense	(409.6)	(86.2)	(495.8)
Share of net income of associates	6.0	-	6.0
Net income from discontinued operations	0.6	(0.6)	-
Minority interests	(236.2)	0.8	(235.4)
Net income attributable to equity holders of the parent	758.7	3.3	762.0

2005 adjusted (€ millions)	Net income	Adjustments	Adjusted net income
Operating income	1,892.9	10.7	1,903.6
Finance costs, net	(710.7)	-	(710.7)
Other financial income and expenses	28.1	-	28.1
Income tax expense	(422.4)	-	(422.4)
Share of net income of associates	6.5	-	6.5
Net income from discontinued operations	0.7	(0.7)	-
Minority interests	(172.9)	(2.0)	(174.9)
Net income attributable to equity holders of the parent	622.2	8.0	630.2

In 2006, the principal adjustment item (other than the adjustment to operating income, which is discussed above) was the non-recurring deferred tax credit relating to the tax restructuring of our U.S. operations, which is discussed above.  In 2005, the only significant adjustment item was the adjustment to operating income, which is discussed above.

Year ended December 31, 2005 compared to year ended December 31, 2004

The following discussion compares our results of operations in 2005 with our results of operations in 2004, in each case reflecting the retroactive application of IFRIC 12 accounting for concessions, as well as the treatment of certain businesses as discontinued operations in accordance with IFRS 5 (those businesses are described below under “Net income (loss” from discontinued operations”).

Back to contents

Revenue

Overview

We generated revenue of €25,570.4 million in 2005, an increase of 12.2% from revenue of €22,792.4 million in 2004. Positive currency effects of €180.9 million resulted from appreciation in the currencies of certain Eastern European countries (€89.2 million), the U.S. dollar (€13.9 million) and certain Asian currencies. Organic growth was 9.2%. Revenue from outside France amounted to €13,131.2 million, or 51.4% of total revenue.

The following table shows a breakdown of our revenue:

2005 adjusted (in € millions)	2004 adjusted (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
25,570.4	22,792.4	12.2%	9.2%	2.2%	0.8%

The following table shows a breakdown of our revenue by division:

(in € millions, except for %)	2005 adjusted	2004 adjusted	% change 2005/2004
Water	9,134.2	7,976.9	14.5%
Environmental Services	6,748.7	6,380.6	5.8%
Energy Services	5,463.6	4,974.9	9.8%
Transportation	4,223.9	3,460.0	22.1%
Total revenue	25,570.4	22,792.4	12.2%
Total revenue at constant 2004 exchange rate	25,389,5	22,792,4	11.4%

Water

The following table shows a breakdown of our revenue within the water division:

2005 adjusted (in € millions)	2004 adjusted (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
9,134.2	7,976.9	14.5%	10.9%	2.8%	0.8%

Our water network building and renovation business generated revenue of €9.1 billion in 2005, an increase of 14.5% compared with 2004.  Organic growth was 10.9%, which is primarily attributable to the following:

•

In France, the distribution business performed well, despite slightly lower volumes, and the works business continued to grow. As a result, organic growth in revenue totaled 4.5%.

•

Outside France, excluding Veolia Water Solutions & Technologies, revenue was up strongly (19.7% at constant scope and exchange rates). In Europe, strong revenue growth (28.4% at constant exchange rates) was driven by the Braunschweig contract in Germany, other new contracts signed in the last few months of 2005, in particular in the Czech Republic, as well as a five-year contract extension in the United Kingdom. In North America, revenue advanced by more than 8.3% at constant exchange rates, due to favorable revenue levels in general and the commencement of operations under a contract in Indianapolis. In the Asia-Pacific region, the start-up of the Shenzhen, Qingdao, Lugouqiao, Baoji and other contracts in China and the services business in Japan resulted in revenue growth of more than 25%.

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

Back to contents

Environmental Services

The following table shows a breakdown of our revenue within the Environmental Services (waste management) division:

2005 adjusted (in € millions)	2004 adjusted (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
6,748.7	6,380.6	5.8%	4.9%	0.1%	0.8%

Our Environmental Services (waste management) division generated revenue of €6.7 billion in 2005, an increase of 5.8% compared with 2004. Organic growth was 4.9%, which is primarily attributable to the following:

•

In France, organic growth in revenue totaled 3.5%. This growth was achieved despite a relatively unfavorable economic context, which put pressure on the industrial non-hazardous waste segment.

•

Outside France, organic growth accelerated and reached 6.1%. Large integrated contracts began to contribute greater revenues, tonnage collection increased in the United Kingdom and growth was strong in the Asia-Pacific region in particular (18.9%). In North America, new contracts were signed, toxic waste volumes were elevated and revenue was high in industrial services, leading to  revenue growth of 8.5% at constant exchange rates.

Energy Services

The following table shows a breakdown of our revenue within the energy services division:

2005 adjusted (in € millions)	2004 adjusted (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
5,463.6	4,974.9	9.8%	8.9%	-	0.9%

Our energy services division generated revenue of €5.5 billion in 2005, an increase of 9.8% compared with 2004.  Organic growth was 8.9%, which is primarily attributable to the following:

•

In France, revenue was up 7.6% organically and continued to benefit from the increase in energy prices in thermal services.

•

Outside France, revenue increased by 14.6% (organic growth of 11.0%). Growth was especially high in Central Europe (increase of 37.8%), driven, in particular, by the full impact of new contracts in Poland (in particular Poznan and start-up at Lodz), Hungary and Romania. In Southern Europe (Spain, Italy) revenue grew by 14.9% (organic growth of 8.3%).

We worked on strengthening our business portfolio by disposing of certain assets, resulting in no net external growth. We expanded in Spain, but sold the nuclear industry construction business of our specialized French subsidiaries. We also sold our German facilities management business.

Transportation

The following table shows a breakdown of our revenue within the transportation division:

2005 adjusted (in € millions)	2004 adjusted (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation
4,223.9	3,460.0	22.0%	13.0%	8.2%	0.8%

Back to contents

Our transportation division generated revenue of €4.2 billion in 2005, a 22.0% increase compared with 2004. Organic growth was 13.0%, which is primarily attributable to the following:

•

In France, passenger transportation revenues increased strongly by 18.0%, due in particular to the full impact of urban transit contracts renewed in 2004 as well as the impact of the contract in Toulouse, which was awarded for 2005.

•

Outside France, passenger transportation revenues grew by 24.6%, due in particular to the full impact of the Melbourne contract and new operations in the United States (Denver, Metrolink contract) and Europe (Dublin tramway, Helsinki bus contract).

Separately, the freight transportation business recorded growth in revenues of 26.8%, amounting to €151.7 million in 2005.

External growth (8.2%) was due in particular to the acquisition of ATC in the United States in September 2005.

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region:

(in € millions, except %)	2005 adjusted	2004 adjusted	% change 2005/2004
France	12,439.2	11,607.4	7.2%
United Kingdom	1,727,1	1,629.2	6.0%
Germany	1,817.3	1,341.3	35.5%
Other European countries	4,708.6	4,131.4	14.0%
United States	2,183.3	1,883.2	15.9%
Oceania	878.0	644,0	36.3%
Asia	597.3	505,6	18.1%
Rest of the world	1,219.6	1 050.3	16.1%
Total revenue	25,570.4	22,792.4	12.2%

France

The increase in revenue in France was driven primarily by an increase at our transportation division, which recorded strong organic growth of 15.3%. This increase was in turn primarily related to growth in the urban transportation business, where revenue strongly increased on an organic basis by 34.1% in 2005.

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

Back to contents

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

Operating Income

Overview

Our operating income increased by 27.1%, from €1,489.6 million in 2004 to €1,892.9 million in 2005.  The principal reasons for the increase was growth in our revenues,  an improvement in margins that reflected the impact of our “Veolia Environnement 2005” efficiency plan (which resulted in selling, general and administrative expenses declining from 11.7% of our revenues in 2004 to 11.3% in 2005), and a number of other items described in the next paragraph.  Our operating income represented 6.5% of revenues in 2004 and 7.4% in 2005.

The change in operating income was also impacted by items we record as “other operating revenue and expenses,” which by their nature can be subject to significant fluctuations.  Other operating revenue and expenses reflected the realization of €57.9 million of capital gains on asset sales (primarily PCP Holding and Acque Potabilite in 2005), compared to capital losses of €102.1 million in 2004 (primarily Berlikomm). This net increase was partially offset by a decline of €72.2 million in other components of “other operating  revenue and expense,” the most significant component of which reflected the impact of writing down goodwill in connection with the sale of a unit of the Energy Services division.  Our goodwill impairment charges included in operating income declined from €71.9 million in 2004 (primarily relating to our Scandanavian transport business) to €28.0 million in 2005 (of which €20.8 million related to divested businesses in the Energy Services division).  In addition, our restructuring costs were €30.6 million lower in 2005 (€16.2 million) than in 2004 (€46.8 million).

Operating income grew significantly in each of our divisions.  The following table shows a breakdown of our operating income by division:

(in € millions, except %)	2005 adjusted	2004 adjusted	% change 2005/2004
Water	1,002.3	798.6	25.5%
Environmental Services	543.6	480.6	13.1%
Energy Services	315.3	239.6	31.6%
Transportation	116.8	38.9	200.3%
Holding companies	(85.1)	(68.1)	(25.0)%
Total	1,892.9	1,489.6	27.1%
Total at constant 2004 exchange rate	1,867.6	1,489.6	25.4%

Back to contents

Water

The operating income of our water division amounted to €1,002.3 million in 2005, a 25.5% increase from the €798.6 million recorded in 2004. In 2004, operating income was negatively affected by a €55.2 million loss relating to the sale of Berlikomm.

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

Environmental Services

The operating income of our Environmental Services (waste management) division increased by 13.1%, from €480.6 million in 2004 to €543.6 million in 2005.

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

Energy Services

The operating income of our energy services division increased by 31.6%, from €239.6 million in 2004 to €315.3 million in 2005. In 2004, operating income was negatively affected by a €13.8 million payment to settle a dispute in Italy, while in 2005 the operating income of the Energy Services division was negatively impacted by the impairment charges described above.  See Note 25 to our consolidated financial statements for further information relating to these impairment losses.

In France, the profitability of thermal services in the areas of installation and services improved. Operating income was also enhanced by proceeds from the sale of greenhouse gas emission rights. Given the overall balanced nature of the contract portfolio, the rise in energy prices during 2005 had no net effect on profitability. Rising gas prices have caused the selling prices of electricity produced through co-generation to reach their ceiling. Legislative changes at the end of 2005 limited this phenomenon, and the opportunity loss was offset by an upturn in energy management margins on other contracts. In the rest of Europe, the rise in operating income resulted directly from new contracts in Central Europe (Lodz and Poznan). This region was only marginally exposed to the rise in fuel prices in 2005, given the energy sources used. Finally, measures to improve energy efficiency were successful in the various regions where this division operates.

Transportation

The operating income of our transportation division increased substantially, from €38.9 million in 2004 to €116.8 million in 2005. Excluding impairment losses on Scandinavian goodwill in 2004, operating income increased by 7.3% (5.9% at constant exchange rates). This result was achieved despite the negative impact of the rise in fuel prices, which totaled €17 million outside France. Price increases outside of France could not be fully passed on to the customer.

In France, operating income increased in both the urban and inter-city transportation segments. Outside France, the Scandinavian business posted recovery in line with a profit improvement plan. In other regions, operating income in the transportation division benefited from new contracts and increased in accordance with  business plans.

Back to contents

Finance costs, net

Finance costs, net, decreased from €741.1 million in 2004 to €710.7 million in 2005.  The following table shows a breakdown of our finance costs, net:

(in € millions)	2005 adjusted	2004 adjusted

Income	63.3	91.8
Expense	(774.0)	(832.9)
Total finance costs, net	(710.7)	(741.1)

The financing rate was 5.07% in 2005, compared to 5.1% in 2004. This slight decrease in the financing rate mainly reflects the appreciation of several currencies against the euro and in particular the U.S. dollar, and the cost of extending the maturity of borrowings. In addition, net finance costs in 2005 include €26.0 million related to our partial early redemption (in the amount of €1,150 million) of bonds due to mature in June 2008. This early redemption was conducted in order to optimize the maturity and future cost of borrowings. In addition, fair value movements on derivative instruments not qualifying for hedge accounting totaled  a gain of €12.0 million, compared to €7.6 million in 2004. These movements, which are calculated in accordance with IAS 39, are highly volatile in nature.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

(in € millions)	2005 adjusted	2004 adjusted
Loan income	37.0	55.4
Dividends	6.5	5.9
Foreign exchange gains (losses)	14.3	(13.9)
Financial provisions	24.2	-
Other income (expenses)	(53.9)	(3.0)
Total	28.1	44.4

We recorded net other financial income of €28.1 million in 2005, compared to €44.4 million in 2004.  In 2004, other financial income included a capital gain realized on the sale of Vinci shares of €44.4 million. Excluding this capital gain, other financial income (expenses) increased by €28.1 million in 2004, mainly due to foreign exchange gains.

In 2005:

•

loan income and dividends fell to €43.5 million;

•

foreign exchange gains totaled €14.3 million;

•

the reverse discounting of site restoration provisions had a negative impact of €15.7 million; and

•

the revaluation of embedded derivatives had an impact of -€2.5 million.

In 2004, other financial income (expenses) was affected by a capital gain of €44.4 million realized on the sale of Vinci shares by the energy services division, foreign exchange losses of €13.9 million, the revaluation of embedded derivatives (negative impact of €12.9 million), loan income and dividends of €61.3 million, and the reverse discounting of site restoration provisions (negative impace of €10.8 million).

Income Tax Expense

Our income tax expense totaled €422.4 million in 2005, compared to €174.9 million in 2004.  Our 2005 income tax expense consisted of €309.4 million in current income taxes and €113.5 million in deferred income taxes, compared to €225.1 million in current income taxes and a deferred income tax benefit of €50.2 million in 2004.

The increase in income tax in 2005 was primarily due to an increase in operating income. In addition, in 2004 the prospect of future profits prompted us to capitalize additional tax-loss carry forwards, limiting deferred tax expense for that year.

Back to contents

Share of Net Income of Associates

Our share of net income of associates decreased from €22 million in 2004 to €14.9 million in 2005, following the transfer of certain investments in associates to non-consolidated investments. The largest net income shares in 2005 were generated by water segment associates (€10.8 million).

Net Income (loss) from Discontinued Operations

In 2005, income from discontinued operations related to Danish transportation activities and to Southern Water net income. In 2004, discontinued operations generated a loss of €38.1 million. This loss broke down as follows: a €162.2 million loss from U.S. water businesses, a €132.7 million gain from FCC and a €13.1 million loss from UKand Danish transportation activities and profit from Southern Water.

Minority Interests

Our net income attributable to minority interests in 2005 was €172.9 million, compared to €212.1 in 2004. The principal minority interests in 2005 are related to our water division (€83.0 million), our waste management division (€25.8 million), our energy services division (€54.7 million) and our transportation division (€97 million). The decrease in net income attributable to minority interests in 2005 compared to 2004 is primarily attributable to our water division following the consolidation of the Braunschweig contract (€9.8 million), and the improvement in the results of the Berlin water companies (€31.7 million), the 2004 results of which were affected by the capital loss generated by the sale of Berlikomm and by the contribution of FCC for €78.8 million which was disposed at the end of 2004.

Net income attributable to minority interests in 2004 was €212.1 The principal minority interests in 2004 were related to our water division (€47.6 million, mainly related to Berlin water companies), our energy services division (€50.7 million), our waste management division (€21.6 million) and our transportation division (€13.6 million) and FCC for €77.8 million.

Net income attributable to equity holders of the parent

Net income attributable to equity holders of the parent was €622..2 million in 2005, compared to €389.8 million in 2004. The increase was primarily due to the increase in operating income and control over financial interest expense during 2005.

The weighted average number of shares outstanding was 390.4 million on December 31, 2005 and 396.2 million on December 31, 2004. On this basis, net earnings per share attributable to the equity holders of parent was €159 in 2005 compared to €0.98 in 2004.

Back to contents

LIQUIDITY AND CAPITAL RESOURCES

Our operations generate significant cash flow.  In 2006, our operating cash flow was more than sufficient to cover our investment requirements.  We also have access to sources of liquidity that include bank financing, international bond markets and international equity markets.  We believe that our working capital is sufficient for our present requirements.

Cash Flows

Operating cash flow before changes in working capital increased by 8.5%, from €3,541.9 million in 2005 to €3,844.4 million in 2006. Excluding the cash flow of discontinued operations in 2005 (cash generation of €4.3 million) and in 2006 (use of cash of €8.0 million), operating cash flow, before changes in working capital increased by 8.9%, reflecting our improved operating performance. The definition of operating cash flow before changes in working capital recommended by the Conseil national de la comptabilité (French Accounting standard setter) excludes the impact of financing activities and taxation.

Net cash flow from operating activities improved from €3,163.7 million in 2005 to €3,389.6 million in 2006. This increase is principally due to the improvement in operating cash flow before changes in working capital.  The slight increase in working capital requirements during 2006 (€111.8 million) was the result of growth in the Company’s business.

Net cash used in investing activities totaled €2,904.0 million in 2006, compared to €2,407.6 million in 2005. The €496.4 million increase in net cash used in 2006 was mainly due to the €738 million investment (net of acquired cash) in Cleanaway in the United Kingdom.

Net cash used in financing activities were €3,152.8 million in 2005 and €71.5 million in 2006.  We recorded a decrease in interest paid, from €738.8 million in 2005 to €596.4 million in 2006.  In addition, we received cash from new borrowings that exceeded our principal payments in 2006, and we also received €246.5 million in proceeds from the issue of shares, primarily in connection with our employee share purchase plan.  We increased dividend payments from €374.0 million in 2005 to €479.2 million in 2006.

In 2005:

•

€1,535 million was paid to redeem outstanding convertible bonds (known by their French acronym as OCEANEs);

•

€500 million was paid to redeem outstanding euro-medium term notes in  November 2005;

•

borrowings to finance sales of receivables declined by €547 million;

•

€1,150 million was paid to partially redeem a bond issue maturing in 2008;

•

€300 million was paid to redeem subordinated notes redeemable in shares (TSARs).

As a result of the cash flows described above and the effects of exchange rates and other movements resulting in a net cash outflow of €41.4 million, cash and cash equivalents totaled €2,202.0 million at December 31, 2006, compared to €1,829.3 million at December 31, 2005.

Sources of Funds

Financings

As of December 31, 2006, Moody’s and Standard & Poor's rated the Company as follows:

	Short-term	Long term	Outlook	Recent events
Moody’s	P-2	A3	Stable	Moody’s confirmed its rating of Veolia Environnement given on July 10, 2006.
Standard and Poor’s(1)	A-2	BBB+	Stable	Standard & Poor’s confirmed, in October 2006, its ratings on Veolia Environnement on October 3, 2005.

(1) The EMTN program is rated BBB by S&P.

In 2006, Veolia Environnement pursued an active refinancing policy aimed at strengthening its financial condition and extending its debt maturities.

Back to contents

The principal debt items that matured in 2006 and that were either repaid or refinanced were as follows:

•

Optional credit line of €150 million with Natixis (renewable every year for 4 years), which can be put in place at any time by Veolia Environnement until November 29, 2007.

•

EMTN (series 3) for €20 million expiring August 23, 2006 was repaid in full at the date of expiration.

All of the 2006 financing transactions, both on the capital markets and with banks, were intended to optimize the Company’s debt profile with an emphasis on:  achieving a better match between assets and liabilities, extending the average maturity of long-term debt, smoothing out the debt repayment schedule, diversifying financing sources and taking best advantage of market conditions.

Our main financing activities in 2006 were as follows:

•

FRN €150 million private placement from January 18, 2006 to July 18, 2007 – EURIBOR 3M coupon.

•

FRN €300 million private placement from February 15, 2006 to February 15, 2008 – EURIBOR 3M +0.06% coupon.

•

EMTN €1,000 million from November 24, 2006 until January 16, 2017 – 4.375% fixed rate coupon.

Our principal refinancing activities in bank debt were as follows in 2006:

•

New bilateral line of credit of €100 million with CALYON from January 2, 2006 to January 4, 2010.

The syndicated credit documentation and credit lines contain no financial ratio covenants (although in some cases they limit the proportion of our group’s debt that may be incurred by subsidiaries, rather than by our company).  We have outstanding privately placed notes in the amount of €309 million that require compliance with the following covenants at December 31 of each year:

•

ICR (Interest Coverage Ratio) > 3.2 and

•

DPR (Debt Payout Ratio) < 5.3.

The Interest Coverage Ratio in respect of any given date is the ratio of adjusted cash flow (generally cash flow from operations plus certain cash flow from IFRIC 4 loans) for the twelve-month period then ended to cost of financing for such period.  The Debt Payout Ratio in respect of any given date is the ratio of adjusted net debt (generally, financial debt less cash and cash equivalents and marketable securities, and plus or minus fair value adjustments in respect of derivative instruments) at such date to adjusted cash flow for the twelve month period then ended.

These ratios were defined based on IFRS accounts prior to application of IFRIC 12 and will be updated to take account of IFRIC 12. As of December 31, 2006, we were in compliance with these covenants.  If we fail to meet these covenants, the noteholders could require us to repay these notes in full.

In addition, substantially all of our debt agreements contain standard restrictions, such as negative pledge clauses that limit our ability to pledge our assets to secure our debt, as well as events of default in case of non-payment, failure to comply with covenants, acceleration of other debts in amounts exceeding specified thresholds, and other customary circumstances.

As of December 31, 2006, net financial debt broke down as follows:

(€ millions)	December 31, 2006	December 31, 2005 (adjusted)
Long-term borrowings	14,001.6	13,722.8
Short-term borrowings	2,904.1	2,138.2
Bank overdrafts	456.0	506.8
Sub-total, financial debt	17,361.7	16,367.8
Cash and cash equivalents	-2,658.0	-2,336.1
Less fair value on hedging instruments	-28.8	-161.1
Net financial debt	14,674.9	13,870.6

Back to contents

The table below shows the Company’s maturity schedule for long-term borrowings, as of December 31, 2006:

	Total	Payments due by period
(€ millions)		2 years	3-5 years	> 5 years
Bank loans	5,584.1	1,622.9	1,653.8	2,307.4
Bonds	8,417.5	1,059.3	128.7	7,229.5
Total	14,001.6	2,682.2	1,782.5	9,536.9

Divestitures and Disposals of Assets

Asset divestitures totaled €354.9 million in 2006, and €348.0 million net of the cash of companies sold.

Financial divestitures in 2006, which totaled €213.6 million excluding cash of companies sold, included the following items:

•

shares of Southern Water for €89.6 million.

•

a 34% stake of the company which holds the Lodz contract in Poland in the Energy segment at IFM for €70 million.

•

a 35% stake in Osilub (Veolia Waste Management France) for €4.2 million.

•

the company Connex Transport UK to Bombardier for €8.9 million.

Cash related to financial divestitures totaled negative €6.9 million.

The principal industrial divestitures in 2006, which totaled €141.3 million, included the following items:

•

The disposal of assets in New Zealand in Environmental Services for €43.5 million

•

The disposal of vehicles in Denmark within the Transportation segment for €18.9 million.

•

other industrial assets with individual values of less than €10 million and essentially representing rotation of operating assets.

Capital Expenditures

The following table shows a breakdown of our capital expenditures during 2005 and 2006:

(€ millions)	Industrial investments (1)		Financial investments (2)		New operating financial assets
	2006	2005 (adjusted)	2006	2005 (adjusted)	2006	2005 (adjusted)

Water	853	771	214	614	262	307
Environmental Services	692	639	875	105	20	100
Energy Services	318	252	102	204	63	96
Transportation	302	193	253	175	16	10
Other	32	29	8	1	-	-
Total	2,197	1,884	1,452	1,099	361	513
(2) Including those financed through capital leases. (2) Excluding cash and cash equivalents of acquired companies.

Back to contents

Industrial Investments

Industrial investments, excluding investments through capital leases, totaled €2,018 million in 2006, compared to €1,837.0 million in 2005, representing an increase of 10%.  Industrial investments including those financed through capital leases totaled €2,197 million and broke down as follows:

•

Water: €853 million, an increase of 10.6% from 2005, of which €355 million were for growth-related spending and €498 million were for maintenance spending.

•

Environmental Services: €692 million, an increase of 8.3% from 2005, of which €173 million were for growth-related spending and €519 million were for maintenance spending.

•

Energy Services: €318 million, an increase of 26.2% from 2005, of which €118 million were for growth-related spending and €200 million were for maintenance spending.

•

Transportation: €302 million, an increase of 56.5% from 2005, of which €123 million were for growth-related spending and €179 million were for maintenance spending. These investments exclude the call option concerning the acquisition in 2007 of a boat for €112 million.

The increase in maintenance spending resulted principally from the increase in business and the scope of consolidation.

Financial Investments

Financial investments, including net cash of acquired companies of €161 million in 2006, totaled €1,291 million in 2006, compared to €994 million in 2005.

In 2005, financial investments included the acquisition of the company which holds the Braunschweig contract by Veolia Eau for €374 million, of the company which holds the Lodz contract in Poland by Veolia Énergie for €171 million and of ATC Vancom in the United States for €77 million by Veolia Transport.

Financial investments in 2006 (excluding cash of acquired companies) totaled €1,452 million and broke down as follows:

•

Water: €214 million, compared to €614 million in 2005. The principal financial investments in 2006 related to the acquisition of Banska Bystrica and Poprad in Slovakia for €53 million and €18 million respectively and the acquired contracts of Kunming and Liuzhou in China for €44 million and €16 million, respectively.

•

Environmental Services: €875 million, compared to €105 million in 2005. The principal financial investments in 2006 related to the acquisition of Cleanaway in the United Kingdom for €745 million and of Biffa in Belgium for €63 million.

•

Energy Services: €102 million, compared to €204 million in 2005. The principal financial investments  in 2006 related to the acquisition of a company in Italy for €18 million and TDU in Australia for €16 million.

•

Transportation: €253 million, compared to €175 million in 2005. The principal financial investments in 2006 related to the acquisition of an interest in SNCM for €72 million, of Shuttleport and Supershuttle in the United States for €28 million and €72 million respectively, of Dunn Line in the United Kingdom for €15 million and the acquisition of the company which holds the contract of Nordtrafikk in Norway for €12 million.

Cash related to financial investments totaled €161 million, related essentially to SNCM (€101 million) and Biffa Belgium (€24 million) companies.

New Operating Financial Assets (IFRIC 12 and IFRIC 4 loans)

As discussed above under “Critical Accounting Policies – Accounting for Concessions,” when we enter into concession agreements under IFRIC 12 we record an asset in our consolidated balance sheet that is treated as either a financial asset or an intangible asset, depending on the nature of our compensation arrangements. See Note 1.20 to our Consolidated Financial Statements for further details.  Certain contracts qualify for treatment as lease contracts pursuant to IAS17 and its interpretation IFRIC4.  We also record operating financial assets in respect of those contracts.  See Note 1.21 to our consolidated statements for further details.

Back to contents

New operating financial assets were €361 million in 2006, compared to €513 million in 2005, breaking down as follows:

•

Water: €262 million, down 14.7%.

•

Environmental Services: €20 million, down 80.0%.

•

Energy Services: €63 million, down 34.4%.

•

Transportation: €16 million, an increase of 60.0%.

Research and Development; Patents and Licenses

See “Information on the Company—Business Overview—Research and Development” and “Information on the Company—Business Overview—Intellectual Property” for a description of our investments in these areas.

Goodwill

Goodwill amounted to €5,705.0 million at December 31, 2006, compared to €4,752.3 million at December 31, 2005. The increase of €952.7 million reflects our growth during fiscal year 2006: €784.1 million of the increase relates to the Cash Generating Unit (“CGU”) Waste Management United Kingdom, following the acquisition of Cleanaway, €86 million relates to the CGU Central Europe Water following the securing of contracts in Slovakia, and €64.7 million relates to the CGU North America Transport following the acquisitions of Superhuttle International and Shuttleport.  Given these developments, the CGUs of each division are concentrated in France, the United States, Germany, Great Britain and the Czech Republic.

The CGUs carrying the most significant amounts of goodwill at December 31, 2006 were Waste Management United Kingdom (€894 million), Water France (€729 million) and Solid Waste Management North America (€610 million).

Return on Capital Employed (ROCE)

Our investment policy requires us to analyze different criteria in making investment decisions, including decisions relating to capital expenditures and financial investments.  In order to manage the profitability of our contracts globally, we use a measure of performance, which we refer to as “return on capital employed” or “ROCE,” that measures our ability to provide a return on the capital invested in our business.  We define ROCE as the ratio of (i) our results of operations, net of tax, and our share of net income of associates excluding revenue from operating financial assets, divided by (ii) the average amount of capital employed in our business during the same year.

Since the shift to IFRS in 2005, for purposes of our ROCE calculation, capital employed excludes financial operating assets, and operating income excludes the related income. The implementation of IFRIC12 in 2006 introduced important modifications affecting financial operating assets, which are accounted for in the adjusted financial statements.

Net results of operations are calculated as follows:

(€ millions)	2006	2005 (adjusted)
Adjusted operating income	2,222.2	1,903.6
+ Share of net income of associates	6.0	6.5
- Income tax expense (1)(2)	(463.2)	(401.6)
- Revenues of operational financial assets	(351.0)	(325.8)
+ Income tax concerning operational financial assets	54.5	44.7
Net results of operations	1,468.5	1,227.4

(1)

In 2004, the financial restructuring transactions that followed the divestiture of US businesses in the Water Division generated tax-loss carry forwards recognized in the consolidated balance sheet. Given its exceptional character, an amount of €138.4 million, representing the gain in earnings, was eliminated from the calculation of ROCE. In 2005 and 2006, the use of these carry forwards led to a €20.8 million and €32.7 million charge respectively, which was also eliminated from the ROCE calculation.

(2)

In 2006, the non-recurring deferred tax benefit of €86.3 million, linked to the restructuring of the U.S. tax group, was excluded from the ROCE calculation.

Average capital employed during the year is defined as the average between capital employed at the beginning and the end of the year.   Capital employed is defined as the sum of all net tangible and intangible assets, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivatives after deduction of provisions and other non-current liabilities.

Back to contents

Capital employed is calculated in the following manner:

(€ millions)	December 31, 2006	December 31, 2005 (adjusted)	December 31, 2004
Net tangible and intangible assets	11,644.1	10,258.9	8,975.9
Goodwill net of impairment	5,705.0	4,752.3	4,246.8
Investments in associates	241.0	201.5	219.2
Net operating and non-operating working capital requirement(1)	198.8	160.8	205.9
Net derivatives (2)	26.9	(66.6)	(49.0)
Provisions	(3,022.5)	(2,402.0)	(2,008.7)
Other non-current liabilities	(207.3)	(203.7)	(159.7)
Capital employed	14,585.0	12,701.2	11,430.4
Average capital employed	13,643.1	12,065.8

(1)

including net deferred tax but excluding deferred tax related to US divestitures and related restructurings (€84.9 million in 2006, €117.6 million  in 2005 and €126.6 million in 2004).

(2)

excluding hedging instruments relating to debt at fair value for €28.8 million in 2006, €161.1 million in 2005 and €284.0 million in 2004.

The Company’s return on capital employed (ROCE) is as follows:

(€ millions)	Net results of operations	Average capital employed during the year	ROCE

2006	1,468.5	13,643.1	10.8%
2005	1,227.4	12,065.8	10.2%

In contrast to key indicators of the income statement, ROCE is relatively insensitive to currency effects.

The positive change in ROCE in 2006 reflected the combined effect of the Veolia Environnement 2005 efficiency plan, further  maturity in the contract portfolio and control over capital employed.

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described in this document under various headings in this “Item 5. Operating and Financial Review and Prospects” as well as in the notes to our consolidated financial statements.

Back to contents

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs (Waste) at December 31, 2006 (in millions of euro):

		Payments Due by Period
		_______________________________
Contractual Obligations	Total	Less than 2 years	2 to 5 years	After 5 years
	————	————	————	————
Long-Term Debt Obligations(1)	16,905.7	2,904.1	4,464.7	9,536.9
Operating Lease Obligations	2,125.9	496.1	1,179.5	450.3
Capital Lease Obligations	1,244.0	227.5	560.4	456.1
Closure and post-closure	457.7	59.9	167.,5	230.3

Total	20,733.3	3,687.6	6,372.1	10,673.6
	=========	=========	=========	=========

_____________________

(1)

The weighted average interest rate on our long-term debt obligations during 2006 was 5.07%. This weighted average interest rate takes into account the effect of our derivative instruments. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Note 32 to our consolidated financial statements. After taking into account hedging transactions, 52.6% of our net debt bears interest at fixed rates. After further taking into account the impact of interest rate caps, this percentage increases to 63.4%. Assuming a constant net debt policy, a 0.25% increase in interest rates would generate an increase in the annual interest rate charges, excluding market impact, of €9.4 million.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 41 to our consolidated financial statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties which are not recorded in our balance sheet.  These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part.  Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

The following is a breakdown of the off-balance sheet commitments given in the ordinary course of our business (in millions of euros), excluding the commitment relating to the Berlin Water Contract (described below):

(in € millions)	As of December 31, 2005 adjusted	As of December 31, 2006	Maturity
			Less than 1 year	1 to 5 years	More than 5 years

Operational guarantees	3,108.4	4,043.6	808.3	1,561.5	1,673.8
Financial guarantees
Debt guarantees	250.8	300.7	98.2	111.6	90.9
Warranty obligations given	515.5	448.6	19.0	315.5	114.1
Commitments given
Obligations to buy	94.6	149.3	113.7	34.3	1.3
Obligations to sell	8.6	31.3	19.4	9.9	2.0
Other commitments given
Letters of credit	819.7	904.5	278.9	621.3	4.3
Other commitments given	772.2	749.8	181.3	304.1	264.4
Total	5,569.8	6,627.8	1,518.8	2,958.2	2,150.8

Back to contents

The following is a breakdown of such commitments by division:

(in € millions)	As of December 31, 2006	As of December 31, 2005 adjusted
Water	3,353.2	2,388.4
Environmental Services	867.7	715.2
Energy Services	543.0	541.6
Transportation	294.9	274.4
Proactiva	5.7	10.3
Holding companies	1,598.3	1,584.7
Other	56.0	55.2
Total	6,627.8	5,569.8

In addition, we sometimes enter into off-balance sheet commitments outside the ordinary course of our business.  The most significant of these commitments are described below.

Specific Berlin contract commitments

Under the Berlin water contract, we may be obligated to purchase rights of passage for water pipes from landowners still not indemnified who have presented claims for payments. The cost to us could total up to €426 million (50%). In the event of acquisition of these rights from land owners, these rights would represent an element of the remuneration of the Berlin water contract by the Berlin Lander and disbursments would be recorded in operating financial assets in our consolidated balance sheet.

Agreements with EDF

We have granted to EDF a call option covering all of our Dalkia shares in the event an EDF competitor takes control of our company. Likewise EDF granted us a call option covering all of its Dalkia shares, exercisable in the event that there is a change in the legal status of EDF and that one or more of our competitors, acting alone or in concert, takes control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Back to contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Board of Directors

Our board of directors has adopted an internal charter, as well as internal charters for each board committee, aimed at following the recommendations of the report of a French blue ribbon panel chaired by Mr. Daniel Bouton for the improvement of corporate governance in French public companies.  We believe that our practices conform to currently standard corporate governance practices in France.

Composition and appointment

Our company’s board of directors must have between 3 and 18 members, subject to applicable law. Each director must own at least 750 of our company’s shares in registered form.  Each director is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable six-year term, based on proposals made by the board of directors, which itself receives proposals from the nominations and compensation committee. The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term not exceeding the length of such persons’ terms as directors.

Our directors can be removed from office by a majority shareholder vote at any time.

The board of directors does not include any members elected by employees or any deputy directors (censeurs), but a representative of our company’s works council attends board of director meetings in a consultative role.

The terms of half of our directors (or, if we have an uneven number of directors, half plus one additional director) come up for renewal every three years on a rolling basis.  The board of directors currently consists of 14 members.

Following the recommendations made by the nominations and compensation committee at the board of directors’ meeting held on March 28, 2006, the shareholders’ meeting of May 11, 2006 renewed  the terms of Daniel Bouton, Jean-Marc Espalioux, Paul-Louis Girardot, Serge Michel, Georges Ralli and Murray Stuart for six years, and appointed Mr. Jean-Francois Dehecq as a replacement for Mr. Jacques Espinasse.  The terms will now come up for renewal based on seniority of appointment.

Following the recommendations of the nominations and compensation committee, the board of directors’ on December 12, 2006 appointed Mr. Paolo Scaroni as a replacement for Mr. Arthur Laffer, and the board of directors on March 29, 2007 appointed Mr. Augustin de Romanet de Beaune as a replacement for Mr. Francis Mayer.  These appointments were ratified by our shareholders’ meeting on May 10, 2007.

Evaluation of the independence of directors

To qualify as “independent” under our board of directors’ charter, a director must not have any relations with our company, its subsidiaries or our management that could impair his objective judgment.  Our board of directors’ charter sets forth in detail the independence criteria that each director must satisfy, which are based on the recommendations of the Bouton report for the improvement of corporate governance.

Nevertheless, our board of directors’ charter provides a certain measure of flexibility in applying these independence criteria: our board of directors may deem that one of its members is independent in light of the specific facts and circumstances of that member, even if that member fails to meet all of the independence criteria set forth in the charter; on the contrary, the board may consider that one of its members should not be declared independent even though he meets the charter's independence criteria.

Our board of directors’ charter provides that the board must annually evaluate the independence of each of its members prior to publication of our company’s French reference document.  This evaluation must take into account the independence rules set forth in its charter, the particular facts and circumstances involved and the conclusions of our company’s nominations and compensation committee.

After receiving the conclusions of the nominations and compensation committee, our board of directors proceeded with its annual evaluation of the independence of its members on March 28, 2006.  At this meeting, the board of directors confirmed the independence of Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Arthur Laffer, Francis Mayer, Baudoin Prot, Louis Schweitzer and Murray Stuart and qualified as independent Mr. Jean-François Dehecq, who was appointed by the shareholders meeting of May 11, 2006.

Mr. Philippe Kourilsky was not requalified as independent director by the board of directors as he has exercised the position of scientific consultant at the Institut Veolia Environnement since September 1, 2005.  As for our existing relationships with Société Générale and BNP Paribas, of which Mssrs. Daniel Bouton and Baudoin Prot are respectively chief executive officers, the board of directors deemed that the Company’s financial situation, its independence with regard to bank financing and the limited nature of the Company’s commitments with these banks enabled it to consider these board members to be independent within the board of directors.

On March 29, 2007, the board of directors conducted its annual evaluation of board members’ independence, and concluded that Mr. Azéma, Mr. Bouton, Mr. Dehecq, Mr.Espalioux, Mr. Prot, Mr. Schweitzer and Mr.Stuart listed above continued to satisfy the board’s independence criteria, as well as Mr. Paolo Scaroni, appointed by the board of directors on December 12, 2006 and whose nomination was

Back to contents

ratified by the shareholders’ meeting of May 10, 2007.  Our board of directors has postponed the evaluation of independence of Mr. de Romanet de Beaune, newly appointed, until a later meeting.

Accordingly, our board of directors has eight independent members as of the date of filing of this Form 20-F.

Compensation

Director compensation may take two forms: directors' fees paid for attending meetings of our board of directors (jetons de présence), which are set by our company’s annual shareholders’ meeting, and the allocation of which is determined by our board of directors pursuant to recommendations of the nominations and compensation committee, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

On May 11, 2006, pursuant to a proposal of the board of directors,1 the combined shareholders’ meeting voted to increase the directors’ fees to be allocated among members of the board of directors of 600,000 to € 770,000.  This increase was designed in particular to align our practices with those of other companies included in the CAC 40 that are listed in the U.S.

No exceptional compensation was awarded to directors in 2006.

Functioning and activity in 2006

The chairman of our board of directors organizes and supervises the work of the board, on which he reports to shareholders.  The chairman is also responsible for supervising our corporate bodies and, in particular, ensuring that directors are capable of fulfilling their duties.

Directors may participate in board deliberations through videoconference or telecommunication.2 They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except when certain important decisions are made as set forth under applicable law (e.g., establishment of annual statutory and consolidated financial statements and management report). In 2006, two directors participated in board deliberations through videoconference (each for one meeting of the board of directors).

The charter of our board of directors calls for the board to meet at least four times per year. During the 2006 fiscal year, the board of directors met eight times, including two special meetings, one devoted to a strategic operation and the second to a significant acquisition.

Board meetings last between two and three hours on average, which allows for thorough examination and discussion of items on the agenda. The average attendance level at board meetings in 2006 was approximately 73%.

In 2006, in addition to providing legal and financial authorizations, the board of directors primarily addressed the following subjects, among others: corporate governance (evaluation of board members’ independence, chairman and chief executive officer compensation and allocation of directors’ fees, renewal in the make-up of the board of directors and appointment of a director, discussion of improvements in the board’s functioning and creation of the strategic committee for research, innovation and sustainable development), annual and half-year financial statements, analysis of the implementation of IFRIC interpretation project D12/D13/D14 relating to the accounting treatment of concessions, consolidated budget for 2007, approval of significant financial transactions, divisions’ activities presentations (energy sector and transportation business), 2006 stock options plan, employee savings plans and share capital increase reserved for employees (Group Savings Plan). In addition, the board of directors devoted one meeting to the review of the our strategy, in the form of a presentation and analysis of long-term plan.

Board Evaluation

Under our charter, our board of directors is required to evaluate its work and procedures each year, in order to improve its efficiency, verify that important matters are adequately prepared and discussed within the board and measure the contribution of each board member.

In addition, our board’s internal charter provides that a formal evaluation of its functioning must occur every three years, under the direction of an independent director and an outside consultant, if necessary. This formal evaluation is meant to verify that our board is conducting its work in accordance with its charter, and to identify ways in which functioning and performance can be improved.

The first formal evaluation occurred during the first quarter of 2004, with the preliminary analysis being conducted under the supervision of the chairman of the nominations and compensation committee. A detailed questionnaire and individual interviews with directors served as the basis for the preliminary analysis, the results of which were presented in detail by the committee and debated at the board of directors’ meeting held on June 22, 2004.  During the same meeting, our board of directors also evaluated the performance of our company’s management on the basis of the nominations and compensation committee’s report. The functioning of the board of directors, its committees and executive management was considered to be satisfactory as a whole by our directors.  However, certain areas were targeted for improvement.  These areas included developing more presentations regarding our group’s operating activities, expanding information related to competition, corporate strategy and research and development, and increasing the frequency of information concerning cash flows, off-balance sheet commitments and risk management. The board of directors had decided not to create any new committees or restructure any existing committees at this time, but examined the possibility of strengthening the accounts and audit committee.  This measure was implemented beginning on April 1, 2005 by the appointment of an additional member of the accounts and audit committee while a member of the nominations and compensation committee was replaced.

1

Based on a proposal made by the nominations and compensation committee to the board of directors on March 28, 2006.

2

Under conditions set forth in the decree of March 23, 1967, as amended. This ability is provided for in the internal regulations of the board of directors, which allows board members to participate in board meetings by videoconference and any other manner permitted by applicable law.

Back to contents

In 2005, at its meeting of March 29, the board of directors reserved part of its agenda to a discussion of the progress made in improving its functioning, in particular regarding the contents and frequency of information reported to directors. In this regard, in addition to informing it of important information immediately, management began to provide it with a detailed description of our group’s activities, market trends and other initiatives on a semi-annual basis.

In 2006, the board of directors devoted part of its agenda on December 12 to a review and debate over its functioning. Prior to this discussion, the chairman of the nominations and compensation committee sent a questionnaire to each director, the answers to which were analyzed and then presented to the board.  Our directors believe that a clear improvement in its functioning occurred since the first formal evaluation conducted in 2004.  However, the directors did express the need for more time to consider certain specific subjects (strategy, major acquisitions) in order to have a deeper understanding of subjects to be considered during board meetings and, as the case may be, to prepare questions. They also suggested that at a meeting and discussion regarding our company’s strategy should be carried out at least once a year, when the need arises with the directors of our group’s divisions, and that more time be consecrated to this subject. Finally, the directors asked to have annual or biannual presentations regarding competition and an improvement in the presentation of our company’s financial criteria (treasury, or group’s indebtedness and capital resources) in comparison with the same criteria or financial aggregate held by similar groups.

The next formal evaluation will take place during 2007.

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

As requested by the members of our board of directors, management strives to deliver documents to be used in board meetings in a timely fashion to directors and communicate without delay any material information concerning our group, including communication between board meetings.

In 2006, the board of directors was periodically informed of our company’s financial situation, cash flows and off-balance sheet commitments primarily through reports by the accounts and audit committee.  In addition, the board of directors pre-approved all material financing transactions in accordance with its charter.

In order to perform their duties, directors may meet with the Company’s principal executive officers upon prior notice to the chairman of the board of directors. As a result, our group’s senior executive vice-president regularly participates in board meetings. In addition, heads of divisions are periodically invited to attend board meeting specifically devoted to their areas of activity.  For instance, following a presentation by the head of the water division in December 2004, the head of Veolia Propreté participated at a board meeting held in July 2005, at which he gave a detailed presentation on this division’s operating activities, strategy and competitors. Similar presentations were made by the heads of our Energy Services and Transportation divisions at board meetings held on July 6 and December 12, 2006.

Duties of Directors

The charter of the board of directors provides that each of our directors is bound by a number of duties and obligations, such as: (i) a duty to act in the corporate interest of our company, (ii) an obligation to inform the board of directors of any existing or potential conflict of interests and to abstain from voting in any situation where such a conflict of interests exists, as well as an obligation to inform the chairman of the board of any agreement entered into by our company or on our behalf in which he has any direct or indirect interest, (iii) a duty of professional secrecy, and (iv) an obligation to comply with our company’s insider trading policy.

Each director receives a “Director’s Guide” containing the following documents: our company’s articles of association, the list of powers of the chairman and chief executive officer, the charter of the board of directors, the charters of the accounts and audit committee and the nominations and compensation committee, the rules to be followed by directors for reporting trades in our company’s shares, and a copy of our company’s ethics program entitled “Ethics, Commitment and Responsibility”.  Further, the “Director’s Guide” is updated as appropriate.

Regarding insider trading, directors must report trades in our company’s shares to the AMF and to Veolia Environnement, and must comply in general with the provisions of article L.621-18-2 of the Code monétaire et financier.  The procedures and modalities of this reporting are repeated in our company’s code of conduct regarding trading of shares.

Powers of the Board of Directors

Under French law and our company’s articles of association, the board of directors has broad powers to act on behalf of our company within its corporate purposes and to define and implement our company’s policies, subject to those powers expressly granted by law or our company’s articles of association to our shareholders. The board of directors can address any issue relating to our company’s affairs.

In addition to the powers that the board of directors disposes of by law, company rules require the chief executive officer to seek out prior board approval for certain significant decisions.  These internal limits are described in more detail below in the paragraphs devoted to management.

Board Members

The following table sets forth the names and ages of the current members of our board of directors, the date of their first appointment, or renewal, as the case may be, to the board and the date of expiration of their current term, their current principal business

Back to contents

activities conducted outside of our company. All positions and offices of our directors indicated below are given as of January 31, 2007, excluding those of Mr. de Romanet de Beaune, appointed by our board of directors on March 29, 2007. Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Henri Proglio

Age 58

Date of first appointment:
4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Chairman and Chief Executive Officer

Principal Business Activities outside our Company:

None.

Jean Azéma*

Age 54

Date of first appointment:
4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Groupama International

Back to contents

Daniel Bouton*

Age 57

Date of first appointment:
4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Société Générale

Jean- François Dehecq*(1)

Age 67

Date of first appointment:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Sanofi-Aventis

Augustin de Romanet de Beaune

Age 45

Date of first appointment:
3/29/2007[1]

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Caisse des Dépots et Consignations

1 The appointment of Mr. de Romanet de Beaune to replace Mr. Mayer was decided by the board of directors of the Company on March 29, 2007 and was ratified by the shareholders’ meeting held on May 10,2007.

Back to contents

Jean-Marc Espalioux*

Age 55

Date of first appointment:
4/30/2003

Renewal of term : 5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Principal Business Activities outside our Company:

Chairman and chief executive officer of Financière Agache Investissement

Paul-Louis Girardot

Age 73

Date of first appointment: 4/30/2003

Renewal of term : 5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Member of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal Business Activities outside our Company:

Chairman of the Supervisory Board of Veolia Eau

Philippe Kourilsky

Age 64

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal Business Activities outside our Company:

Professor at the Collège de France.

Back to contents

Serge Michel

Age 80

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

President of the Nominations and Remuneration Committee since April 30,2003

Principal Business Activities outside our Company:

Chairman of Soficot SAS

Baudoin Prot*

Age 55

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Director and Chief Executive Officer of BNP Paribas

Georges Ralli

Age 58

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Executive Vice President and Managing Partner of Lazard Freres SAS

Back to contents

Paolo Scaroni*

Age 60

Date of first appointment: 12/12/2006[1]

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer (CEO) of ENI (Italy)

Louis Schweitzer*

Age 64

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:

Chairman of the Board of Directors of Renault

Murray Stuart*

Age 73

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the Accounts and Audit Committee since April 30, 2003

Principal Business Activities outside our Company:

None

________________

*

Independent directors.

(1)

Replaced Jacques Espinasse as a director as of the end of the shareholders’ meeting of May 11, 2006.

1 The appointment of Mr. Paolo Scaroni as the replacement for Mr. Laffer, decided by the board of directors of the Company on December 12, 2006, was ratified by the shareholders’ meeting held on May 10, 2007.

Back to contents

Henri PROGLIO is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of the Company’s Management Board in 2000 and Chairman of its Board of Directors and Chief Executive Officer in April 2003.

Jean AZEMA holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP) as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS).  He began his career at Caisse Régionale des Pyrénées Orientales from 1975 to 1978, and later worked at Caisse Régionale de l’Allier from 1979 to 1987.  From 1987 to 1995, Mr. Azéma served as director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA.  In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama South.  In June 2000, Mr. Azéma was appointed Chief Executive Officer of CCAMA.  He was elected the Chairman of the French Federation of Mutual Insurance Companies (Fédération Française des Sociétés d’Assurance Mutuelle) in December 2001.  He has been the Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama since June 2000.

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

Jean-François DEHECQ graduated from the Ecole Nationale des Arts et Métiers. After having been mathematics professor from 1964 to 1965 at the Lycée catholique Saint-Vincent de Senlis, he became a scientific research intern in the nuclear propulsion department of the army. In 1965 he joined the Société Nationale des Pétroles d’Aquitaine (SNPA, ex Elf Aquitaine). After four years working for the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Plant in Lacq, a major site for gas supply in France. In 1973, he became chief executive officer of Sanofi, an important part of Elf Aquitaine. From 1982 to 1988, he was chairman and chief executive officer of Sanofi before taking charge in February 1988. In 1999, he became chairman and chief executive officer of Sanofi Synthelabo. In 2004, he organized the merger of Sanofi-Aventis. Mr. Jean-François Dehecq is currently chairman of the board of directors of Sanofi-Aventis.

Augustin DE ROMANET DE BEAUNE holds a diploma from the Institut d’Etudes Politiques (IEP) in Paris and the Ecole Nationale d’Administration (ENA).  He began his career as a budget director within the Ministry of Economics and Finance.  In 1990, he was finance attaché within the French permanent mission to the European Community in Brussels, before returning to the budget department as chief of the budgetary analysis and politics bureau.  In 1995, he became a technical advisor within the Ministry of Economics and Finance and technical consultant, followed by chief of staff of the budget secretary.  After having served as budgetary consultant to the deputy minister of budgets, government spokesperson and mission head within the Ministry of Economics and Finance between 1995 and 1997, he became deputy director reporting to the budget director, then deputy director in charge of the transportation sector reporting to the budget director.  In 1999 and 2000, he was named director of Oddo et Compagnie and managing partner of Oddo Pinatton Corporate.  In 2002, he was chief of staff to the deputy budget minister and assistant chief of staff of the Minister of Economy, Finance and Industry.  From 2004 to 2005, he was chief of staff of the Minister of Employment, Work and Social Cohesion and assistant chief of staff to the Prime Minister and assistant secretary general for the President of the Republic.  After having served as assistant director of finance and strategy and as member of the executive committee of Groupe Crédit Agricole since October 2006, he was named chief executive officer of the Caisse des Dépôts et Consignations on March 7, 2007.

Jean-Marc ESPALIOUX holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers’ civil service corps from 1978 to 1983. In 1984 he joined Compagnie Générale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he served as Chairman of the Management Board of Accor from 1997 to 2006. Since July 2006, he has been chairman and chief executive officer of Financière Agache Investissment.

Paul-Louis GIRARDOT was a Director and the Chief Executive Officer of Vivendi until 1998. While there, he contributed greatly to the development of its activities in the area of telephonic communication, in particular radio-telephone. Currently, his work is principally focused on developing the Company’s outsourcing business in its water division. He has also assisted in Veolia Environnement’s development in the area of energy services and the production of decentralized electricity (co-generation), through Dalkia. He has been serving as the Chairman of the Supervisory Board of Veolia Eau-Compagnie Générale des Eaux since 2001.

Back to contents

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

Baudoin PROT is a graduate of the HEC business school in Paris and ENA.  From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comté region of France, French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry.  He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice President in 1992 and Chief Executive Officer in 1996. After having been a director and executive vice president of BNP Paribas since March 2000, he was named a director and chief executive officer of BNP Paribas in June 2003.

Georges RALLI holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He began his banking career at Crédit Lyonnais (1970-1981) and later headed the department of financial negotiations at Crédit du Nord. In 1982, he served as Secretary of the Commission for the Development and Protection of Savings. In 1986, Mr. Ralli joined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999.  Since 2000, Mr. Ralli has been deputy chairman and a member of the executive committee of Lazard LLC (U.S.) and an executive vice president of Lazard Frères (Paris).  Since 2006, he has been Chief Executive of the European Investment Banking Committee of the Lazard Group LLC.

Paolo SCARONI holds a degree in economics from Bocconi University in Milan and has an MBA from Columbia Business School (New York). After having spent a year  with McKinsey & Company following his MBA, he held various positions between 1973 and 1985 with Saint Gobain where he became chairman of the “flat glass” department. In 1985, Paolo Scaroni became chief executive officer of Techint, while also being chairman of Falck and chief executive officer of SIV, a joint-venture between Techint and Pilkington plc.  He became chief executive officer of Pilkington plc in 1996 until May 2002. Following being chief executive officer of Enel from 2002 to 2005, he became chief executive officer of Eni in June 2005, a position he still currently holds.

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

Back to contents

The following table sets forth the names and ages of the members of our executive committee, their current function in our company and their principal business activities outside of our company.1

Name	Age	Function in Veolia Environnement	Principal Business Activities Outside Veolia Environnement
————	————	————	————
Henri Proglio	58	Chairman and Chief Executive Officer	None
Jérôme Contamine	49	Senior Executive Vice President	None
Olivier Barbaroux	51	Executive Vice President, Head of Veolia Energie	None
Antoine Frérot	49	Executive Vice President, Head of Veolia Eau- Compagnie Général des Eaux	None
Denis Gasquet	53	Executive Vice President, Head of Veolia Propreté	None
Cyrille du Peloux[2]	53	Executive Vice President, Head of Transport	None
Alain Tchernonog[3]	63	General Secretary	None

Jérôme Contamine holds degrees from the Ecole Polytechnique, the Ecole Nationale de la Statistique et de l’Administration Economique and ENA. He served as auditor for the Cour des Comptes from 1984 to 1988 and held a variety of senior positions with Elf (and later TotalFinaElf) between 1988 and 2000. He became Chief Financial Officer and Deputy Managing Director of our company in June 2000. Mr. Contamine holds various positions within our group, the most significant being managing director of Veolia UK Ltd, director of Veolia Transport, Veolia Propreté, VE Services-Ré, Veolia Environmental Services, UK Plc, Veolia ES Holdings and Veolia PPP Finance, member of the supervisory board of Dalkia France and Veolia Eau -Compagnie Générale des Eaux, chairman of Veolia Environnement North America Operations.  Outside our group, Mr. Contamine is a director of Rhodia and Valeo.

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

Cyrille du Peloux is a graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées (civil engineering). He began his career in the energy department of France’s Ministry of Industry in 1979.  In 1985 he joined the Bouygues group where he served as head of the diversification department and then as deputy chief executive officer of the TF1 television channel in charge of the management and development of the subsidiaries. In 1992 he became chairman and chief executive officer of Lyonnaise Communication, in charge of Noos and of the Paris Première and TPS channels. Mr. du Peloux was chief executive officer of Bull from 1999 to 2002, when he joined the Veolia Environnement Group as chief executive officer of Veolia Propreté for the UK and Northern Europe. He was then appointed chief executive officer of Veolia Transport on May 31, 2007. Mr. du Peloux holds various positions within our group, the most significant being director of Veolia Propreté and Veolia UK Plc and member of the supervisory board of SNCM.

Antoine Frérot is a graduate of the Ecole Polytechnique and holds a doctorate from the Ecole Nationale des Ponts et Chaussées. He began his career as an engineer and joined Cergrene, a research center, in 1983, becoming a Director in 1984.  He joined Compagnie Générale des Eaux in 1990, and was appointed Chief Executive Officer of Veolia Transport in 1995.  Mr. Frérot holds various positions within our group, the most significant being director of Veolia Transport and Veolia Propreté and Sade, permanent representative of Veolia Eau-Compagnie Générale des Eaux on the board of  Société des Eaux de Marseille, chairman of the supervisory board of Compagnie des Eaux et de l’Ozone, chief executive officer of Veolia Eau -- Compagnie Générale des Eaux, and chairman of the board of Veolia Water Solutions & Technologies.

Denis Gasquet is a graduate of the Ecole Polytechnique and the Centre de Perfectionnement aux Affaires. From 1979 to 1989, he served in a variety of positions in the Office National des Forets. He joined Compagnie Générale des Eaux in 1989, becoming Chief Executive Officer of Veolia Propreté in 1996. Mr. Gasquet holds various positions within our group, the most significant being member of the supervisory board of Veolia Eau-Compagnie Générale des Eaux, director of Veolia Environmental Services UK Plc, SARP, SARP Industries and Veolia Environmental Services North America Corp. and chairman of the board of directors of  Veolia Environmental Services Australia Pty Ltd.

1

Since January 2007, Mr. Eric Marie de Ficquelmont (Executive Vice President – Human Resources) is no longer a member of our executive committee.

2

Mr. Stéphane Richard resigned from his position of chief executive officer of Veolia Transport on May 31, 2007.  As a result, he is no longer a member of our executive committee since that date.  Mr. du Peloux was appointed CEO of Veolia Transport on May 31, 2007.

3

Mr. Alain Tchernonog, General Secretary, has been a member of the executive committee since January 1, 2007.

Back to contents

Alain Tchernonog holds a doctorate in law. He is a graduate of the Institut d’Administration d’Entreprises and is admitted to the Bar. He began his career in 1972 as in-house lawyer at the Centre National d’Etudes Spatiales. In 1974, he was appointed chief of legal service of the Agence Nationale de Valorisation de la Recherche (ANVAR). Alain Tchernonog was head of contracts department in Roussel-Uclaf from 1979 to 1990, and then general counsel of Pierre Fabre group from 1990 to 1995. He joined the Compagnie Générale d’Entreprises Automobiles (which became Onyx and Connex and Veolia Propreté and Veolia Transport) in 1995 to manage the legal department and became general counsel of Veolia Environnement in 2001. He became member of the executive committee of our company in January 2007 and was appointed General Secretary in March 2007. Mr Tchernonog holds various positions within our group, the most significant being chairman and chief executive officer of VE Services-Ré, director of Veolia PPP Finance, Veolia Water systems, Codeve and Veolia Environnement North America Operations and member of the supervisory board of Dalkia France.

Back to contents

COMPENSATION

Board of Directors’ Compensation

The members of our board of directors received the following compensation during the 2006 fiscal year for services to us and our subsidiaries, including in particular directors’ fees paid for attending meetings of our board of directors (jetons de présence):

Director	Directors’ fees paid by Veolia Environnement (in euros)		Directors’ fees paid by Subsidiaries (in euros)
	2006	2005	2006	2005
Jean Azema	48,250	45,250	0	0
Daniel Bouton	48,250	39,000	0	0
Jean-François Dehecq (1)	15,495	n/a	0	n/a
Jean-Marc Espalioux	48,250	45,250	0	0
Jacques Espinasse (2)	16,500	34,000	0	0
Paul-Louis Girardot	48,250	45,250	48,535	49,059
Philippe Kourilsky	38,250	34,000	0	0
Arthur Laffer (3)	28,688*	25,500*	0	0
Francis Mayer (3)	38,250	34,000	0	0
Serge Michel	76,250	65,000	10,025	8,213
Baudoin Prot	38,250	34,000	0	0
Georges Ralli	38,250	34,000	0	0
Louis Schweitzer	48,250	45,250	0	0
Murray Stuart	84,188*	57,750*	0	0

* Net amount after tax withholdings.

(1) Appointed by our shareholders’ meeting of May 11, 2006.

(2) Term of office as director expired at the end of our shareholders’ meeting of May 11, 2006.

(3) Expiration of term of office recorded by the board of directors on December 12, 2006.

Total Amount and Division of Directors’ Fees

The total annual amount of fees to be paid to our directors set at €600,000 by the shareholders’ meeting held on April 30, 2003, was not modified until 2006.  However, following the recommendation of the nominations and compensation committee, our board of directors decided in March 2005 to modify the allocation of fees in order to take into account the appointment of an additional member to the accounts and audit committee and the replacement of a member on the nominations and compensation committee in particular.

On May 11, 2006, following recommendations by our board of directors, the shareholders’ meeting increased to €770,000 the total fees to be paid to directors from fiscal year 2006.  The proposed increase was designed to take into account the duties incumbent upon committee members (in particular those of the accounts and audit committee) and to align our group’s practices with those of other companies included in the CAC 40 that are listed in the U.S.

Back to contents

During the meeting on March 28, 2006, the board of directors decided to allocate directors’ fees of €730,000 for the 2006 fiscal year as follows:

•

Person acting in role of board member only: €40,000

•

Person acting in role of board member and committee member: €50,000

•

Chairman of the nominations and compensation committee: €80,000

•

Chairman of the accounts and audit committee: €120,000

The board of directors, during its meeting on March 29, 2007, decided not to propose an increase in director’s fees of €770,000 to the general meeting held on May 10, 2007, but has modified the distribution among directors in order to account for the creation of the strategic research, innovation and sustainable development committee.  The board thus decided to allocate €60,000 to the chairman of the strategic research, innovation and sustainable development committee and €60,000 to the two other members of the strategic committee who are also members of the accounting and auditing committee for their seat on these two committees.  Otherwise, the distribution described above remains unchanged.

Executive Committee Compensation

In 2006, the aggregate amount of compensation paid to members of our executive committee other than our chairman and chief executive officer, for services in all capacities was €4,381,494, of which €2,431,494 represented the fixed portion of 2006 compensation and €1,950,000 represented the variable portion of compensation relating to the 2005 fiscal year which was paid in the first half of 2006.

The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of our executive committee other than our chairman and chief executive officer in 2005 and 2006:

(in euros)	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2005	2,393,989	1,539,360*	3,933,349
Compensation paid in 2006	2,431,494	1,950,000**	4,381,494

*

Variable compensation due in respect of the 2004 fiscal year and paid in 2005.

**

Variable compensation due in respect of the 2005 fiscal year and paid in 2006.

In addition to the above compensation, a profit-sharing payment of €36,000 in respect of the 2005 fiscal year was paid in June 2006.

In 2006, none of our directors or executive officers were parties to contracts with us or our subsidiaries that provided for the award of benefits upon termination of their employment, other than the supplementary retirement plan described below.

Supplementary Retirement Plan

At its meeting of September 15, 2005, our board of directors decided to establish a supplementary retirement plan with defined benefits, starting from the fiscal year 2006, for the chairman and chief executive officer and other members of the executive committee, in line with the practices of other companies listed in the CAC 40. This supplementary retirement plan being a regulated agreement subject to the new provisions of Article L.225-42-1 of the French Commercial Code, it was approved at the general shareholders’ meeting of May 11, 2006.

The supplementary retirement plan, whose financing is outsourced to an insurance company, has the following characteristics:

•

a specific regime that takes into account the cancellation following the separation of the groups Vivendi and Veolia Environnement of the retirement plan from which Group executives benefited until December 31, 2002 and the acquired seniority as employees of the former principal shareholder of the Company, Compagnie Générale des Eaux (later named Vivendi Universal, and then Vivendi);

•

a retirement benefit that is in addition to other retirement benefits, acquired as a function of seniority, which is capped at 25% of covered compensation (for 25 years of seniority);

•

a limit on total retirement benefits fixed at 50% maximum of covered compensation based on the average of the three most recent compensations received.

As of December 31, 2006, and based on current estimates, the total cost of this retirement plan (current value of future benefits or Valeur Actuelle des Prestations Futures) is expected to amount to €25.7 million for the members of the executive committee, of which €11.5 million relate to the chairman and chief executive officer. This is subject to the beneficiaries’ continued service with our company until the time that they retire, in accordance with the provisions of the French “Fillon” law.

Back to contents

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Compensation paid to Mr. Proglio in 2006 was determined according to terms proposed by the nominations and compensation committee and approved by our board of directors.

During 2006, Mr. Proglio received the fixed portion of his compensation for 2006 as well as the variable portion of his compensation for the 2005 fiscal year paid in 2006, which was determined at the board of directors’ meeting of March 28, 2006. He also received other benefits (avantages en nature), as well as the directors’ fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

Fixed Portion of 2006 Compensation

The board of directors followed the recommendation of the nominations and compensation committee, and decided during the meeting held on March 28, 2006 to maintain the fixed portion of Mr. Proglio’s compensation for the 2006 fiscal year at the same level of that for 2005, in other words an amount of €945,000.

Variable Portion of 2006 Compensation

70% of the variable portion of compensation is based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

Variable compensation for 2005: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 29, 2005 that the performance indicators to be used by the board in determining the quantitative portion of Mr. Proglio’s variable compensation in respect to the 2005 fiscal year (based on IFRS accounts and on the objectives of the 2005 budget) would be: the level of return on capital employed and the level of EBIT (recurring operating income), with each indicator carrying a 50% weighting.  At its meeting of March 28, 2006, the board awarded Mr. Proglio €1,062,500, that is 100% of the variable portion of his compensation for the 2005 fiscal year, based on its qualitative assessment of his performance as well as the achievement of the performance objectives set forth above.

Variable compensation for 2006: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 28, 2006 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of the chairman and chief executive officer’s variable compensation in respect to the 2006 fiscal year, based on the objectives of the 2006 budget and achievements, would be adjusted operating income and adjusted net income attributable to equity holders of the parent. For the fiscal year 2006, the board of directors decided to replace the criteria for the return of capital employed by the adjusted net income attributable to equity holders of the parent according to new accounting standards relating to concessions that will substantially impact the return on capital employed (bringing about an automatic increase of this ratio). At its meeting of March 29, 2007, the board awarded Mr. Henri Proglio €1,275,000, that is 100% of the variable portion of his compensation for the 2006 fiscal year, based on application of formulas and taking into account results obtained.

Other Benefits

In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2006 totaling €2,666, relating to use of a company car.

Directors’ fees paid by Veolia Environnement and its subsidiaries

In 2006, Mr. Proglio received gross directors’ fees from us totaling €38,250, which were paid in respect of the last quarter of 2005 and the first three quarters of 2006 (fees due for the last quarter of 2006 were paid in January 2007).  Directors’ fees paid to Mr. Proglio are subject to French taxes (CSG/CRDS deduction) that are withheld from the amounts paid to Mr. Proglio.

Mr. Proglio also received directors’ fees with respect to offices he holds in our subsidiaries in both France and abroad totaling €66,382.

Back to contents

Variation between Mr. Proglio’s Compensation in 2005 and 2006

The table below sets forth total gross compensation paid to Mr. Proglio in 2005 and 2006 (including fixed and variable compensation, directors’ fees and benefits).

(in euros)	Various compensation			Directors’ fees paid by subsidiaries	Benefits(1)	Total gross compensation
	Fixed	Variable	Directors’ fees paid by VE
Compensation paid in 2005	944,996(2)	850,000(3)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996(2)	1,062,500(4)	38,250	66,382	2,666	2,114,794

(1) Related to a company car.

(2) The amount approved by the board of directors (€945,000) was rounded when paid.

(3) Variable compensation due in respect of the 2004 fiscal year and paid in 2005.

(4) Variable compensation due in respect of the 2005 fiscal year and paid in 2006.

Retirement Plan

Mr. Proglio benefits from a collective supplementary retirement plan with a fixed subscription (cotisations définies) that we provides to our senior management, and the collective supplementary retirement plan with defined benefits (prestations définies) put in place by our company as of the 2006 fiscal year for our chairman and chief executive officer and the members of the Executive Committee described above.

Obligations concerning share subscription and share purchase options granted to the president and chief executive officer and granting of free shares.

The law of December 30, 2006, relating to the development of the participation of employees in stock ownership plans, introduced new measures included in article L.225-185 of the Commercial Code, regarding share subscription options or share purchase options granted to legal representatives.  The board of directors must decide whether the options cannot be exercised by the parties before the end of their functions, or must fix the quantity of shares held following the exercise of options which they have to conserve until the end of their functions. The same constraints are applicable to shares granted freely to the chairman and chief executive officer under Article L.225-197-1 of the Commercial Code. These provisions are applicable to plans implemented after the law came into effect.

Following the publication of this law, the nominations and remuneration committee undertook a review of the provisions that may be applied to the next stock option plan for the benefit of the chairman and chief executive officer, and presented its conclusions to the board on March 29, 2007.

According to these recommendations, the board adopted internal rules pursuant to which Henri Progolio will have to form and retain a portfolio of our shares in proportion to the excess value, net tax and financing, realized on the exercised options. In accordance with these regulations, the president and chief executive officer will hold a portfolio of the Company’s shares equal to 50% of the remaining shares issued by virtue of the exercise, after payment of taxes (taxation of the exercise value and corporate payments) and the cost of financing (number of options which it is necessary to exercise to finance the exercise price of the portfolio).

Because the policy of granting free shares decided by our board of directors during its meeting of March 29, 2007 did not include the granting of any shares to the chairman and chief executive officer, the board did not define, for the chairman and chief executive officer any restrictions such as those applicable to share subscription or purchase options.

BOARD PRACTICES

Following our transformation into a société anonyme à conseil d’administration on April 30, 2003, our existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the new board of directors of our company.

Accounts and audit committee

The accounts, audit and commitments committee was renamed the “accounts and audit committee” at the board of directors’ meeting of March 9, 2006; its missions as described in its charter were updated during the committee meeting of May 11, 2006 in order to take into account evolutions in U.S. regulations relating to the evaluation of internal controls on financial and accounting information.

The committee consists of three to five members appointed, along with its Chairman, by our board of directors based on the recommendation of the nominations and compensation committee.

Back to contents

The committee consists of three members,1 two of whom are independent (*) under the board’s charter2: Murray Stuart (*) (chairman), Jean-Marc Espalioux (*) and Paul-Louis Girardot.

According to the committee’s charter, members must be selected on the basis of their financial or accounting skills. At its meetings of March 5, 2004 and March 29, 2005, the board of directors determined that Messrs. Espalioux, Girardot and Stuart qualified as “audit committee financial experts” within the meaning of the U.S. Sarbanes-Oxley Act, taking into account their experience and skills.

The accounts and audit committee meets at least five times per year at the request of its chairman or the chairman of the board of directors in order to review the semi-annual and annual financial statements before their presentation to the board of directors. In 2006, the committee met seven times, including one meeting held by telecommunication in comformity with its charter.  The average attendance level at meetings in 2006 was 71.43%.

Duties

The accounts and audit committee principally performs the following functions:

•

Regarding accounting matters, the committee reviews with the auditors the appropriateness and consistency of the accounting methods adopted to prepare the financial statements and examines whether significant transactions have been adequately treated, provides an opinion on the draft semi-annual and annual financial statements, and meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of management.

•

Regarding internal auditing and internal control, the committee examines the internal audit plan and receives a periodic summary of our group’s internal audit reports; in connection with the evaluation of internal control procedures (cf. section 404 of the Sarbanes-Oxley law), the committee periodically receives from our company information regarding the organization and the internal control procedures relating to financial information and accounting; the committee meets when necessary with the internal audit director to discuss the organization of internal audit.

•

Regarding the supervision of our company’s independent auditors, the committee examines the auditors’ work plan and meets as necessary with the auditors and our company’s management, including its accounting and treasury officers.  The committee is entitled to meet with such persons outside the presence of our company’s management.  Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees our company pays to the auditors for all of their services and assures that the amount of these fees does not call into question the independence of the auditors.  The committee also supervises the procedure for selecting the statutory auditors.

Activities during 2006

During 2006, the committee completed its work within the framework of a 12-month program and regularly reported to the board of directors. In addition to examining our company’s semi-annual and annual financial statements, the committee reviewed in 2006 the implemention of the IFRIC 12 interpretation relating to the accounting treatment of concessions (2005 pro forma accounts an deployment for 2006 accounts).  The committee periodically reviewed plans of action enacted by our company to evaluate internal controls that must be effected pursuant to the U.S. Sarbanes-Oxley Act as a U.S.-listed company in respect of the 2006 fiscal year and onward, their advancement, and engaged in a review of the synthesis of the 2006 internal audit missions and the 2007 internal audit program. The committee also approved the duties and fees of our company’s auditors for 2006 and supervised the process through which KPMG SA was appointed statutory auditor, succeeding Salustro Reydel, whose mandate expired as of the shareholders’ meeting of May 10, 2007, as well as the rotation of partners of our statutory audit firms.

The committee may meet with individuals and experts outside our company if necessary.  It may also meet with our company’s financial officers or auditors outside the presence of the chairman and chief executive officer. Accordingly, during 2006 the chairman of the committee met and communicated regularly with our company’s chief executive officer, the director of control and synergies, the financial control director, the risk and internal audit director, the general counsel, the director of financial transactions and some of the chief financial officers of the Divisions, and the auditors.  The committee did not consult with any outside consultants in 2006.

1

Because of his workload, Mr. Jean Azéma asked to be dismissed from his position as member of the committee on January 3, 2007.

2

All of these committee members are independent according to the criteria set forth in The New York Stock Exchange’s Listed Company Manual.

Back to contents

Nominations and compensation committee

The nominations and compensation committee’s charter provides that the committee must consist of three to five members appointed, along with its chairman, by the board of directors upon the recommendation of the then current members of the nominations and compensation committee.

The committee consists of three members, two of whom are independent (*) under the board’s charter: Serge Michel (chairman), Louis Schweitzer* and Daniel Bouton*.

The nominations and compensation committee meets at least two times per year at the request of its chairman or the chairman of the board of directors. In 2006, the committee met twice. The average attendance level at meetings in 2005 was 100%.

Duties

The nominations and compensation committee principally performs the following functions:

•

Regarding compensation, the committee studies and makes annual recommendations on the compensation of directors and executive officers and with respect to retirement and other benefits. The committee also proposes a total amount and breakdown for the fees paid to directors, and advises the board of directors on stock option policy and awards. The committee is also informed of the compensation policy for the principal executive officers of our company’s subsidiaries, and examines all share capital increases reserved for employees.

•

Regarding nominations, the nominations and compensation committee makes recommendations on our directors and senior managers and arrange for their succession. It also recommends the nomination of members and a chairman for each of our committees.  The committee’s choices must strive to reflect a diversity of experience and points of view and assure that the board remains objective and independent with respect to a shareholder or group of shareholders.  The committee must ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts and audit committee and half of the members of the nominations and compensation committee.

Each year, the nominations and compensation committee performs an evaluation on a case-by-case basis of the independence of each director in light of the criteria for independence mentioned in the board of directors’ charter and submits its proposals to the board of directors.  It also organizes and coordinates the required evaluation of the board’s functioning, and submits its opinion regarding the performance of executive management.

To perform its duties, the committee may interview different members of our company’s or group’s management.

Activities during 2006

In 2006, the nominations and compensation committee’s work was principally dedicated to providing recommendations and proposals to the board relating to the compensation of the chairman and chief executive officer and members of our executive committee (2006 fixed components and 2005 variable components), to the total amount and breakdown of directors’ fees and to board member independence.

The committee also submitted to the board of directors its findings and recommendations relating to the shareholder resolutions of May 11, 2006 in the area of employee shareholding, stock option awards and granting of free shares, and provided an analysis of the improvements made to the board’s functioning.

In addition, in light of the expiration of terms of half of the board of directors in 2006, the committee made proposals to the board of directors meeting held of March 28, 2006 relating to the renewal of the mandate of six directors and the nomination of a new director, and made recommendations relating to the appointment (cooptation) of Paolo Scaroni during the board of directors meeting held on December 12, 2006.

Strategic research, innovation and sustainable development committee

At its meeting held on September 14, 2006, the board of directors of our Company created a strategic research, innovation and sustainable development committee, along with a committee charter.

This committee has three to five members, appointed by the board of directors based on recommendations of the nominations and compensation committee.  The chairman of the committee is appointed by the board of directors based on a recommendation of the chairman of the board.

The committee is composed of three members appointed by the board of directors on September 14, 2006, of which one is independent (*): Mssrs. Philippe Kourilsky (chairman), Paul-Louis Girardot and Jean-Marc Espalioux (*).

Pursuant to the committee charter, the committee meets at the request of its chairman or the chairman of the board of directors.  It meets at least three times per year.  Between the date of its creation and the end of the fiscal year of December 31, 2006, the committee met a total of three times. The attendance rate was 100%.

Duties

The committee’s mission is to evaluate “research and development” and “sustainable development” policies proposed by the senior management of the Company and the Group and advise the board of directors.

Back to contents

It is kept informed of programs and high-priority actions that have been engaged and evaluates the results.  In particular, it evaluates budgets, manpower, and advises on the allocation of means and resources and their adequacy for the strategies pursued.

The committee principally communicates with the chairman of the board of directors, senior management and the Company’s executive committee, the “research and development” and “sustainable development” departments of the Group as well as all executives within the Company whose input or opinions may be useful to it.

The Committee may also hear third parties outside of the Company whose participation may be useful for the accomplishment of its missions.  It may consult with outside experts as needed.

Activities during 2006

In 2006, the committee’s activity was principally devoted to the realization of approximately thirty conferences and discussions with the group’s managers, including the directors of the divisions, the director of the development and technology research department and the director of sustainable development, and conducted an initial analysis and assessment of the current outlook for research and development and innovation within our group. The initial conclusions of the committee, which were communicated to the board, focused on innovation and defining the principal expected areas of focus for the 2007 fiscal year.

Committees created by management

Disclosure committee

In addition to the committees above, our Company’s chief executive officer and chief financial officer created a disclosure committee (comité de communication), which was presented to our company’s former management board (directoire) on December 11, 2002.  The chief executive officer or, in his absence, the senior executive vice president presides over meetings of the disclosure committee.

In addition to the chief executive officer and the senior executive vice president, the permanent members of the committee include the heads of each of our company’s divisions (water, energy services, waste management and transportation) and the principal executive officers of our company’s corporate departments.

Pursuant to its charter, the disclosure committee principally: (i) oversees the implementation of internal procedures of collection and control of information about our company that will be disclosed to the public; (ii) defines the process for preparing our company’s reports and other communications; (iii) examines the information to be disclosed and approves the final version of reports or communications, in particular the U.S. Form 20-F, which are filed with French and American regulatory authorities; and (iv) approves the procedures for publication or filing of these documents.

The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as appropriate to assure the accomplishment of its mission, but at least two times each year, including (i) once before the end of each year to organize and launch the drafting of our company’s French reference document  and annual report on Form 20-F, and (ii) prior to the filing of the annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report. The disclosure committee may also meet before the announcement of any significant event.

The disclosure committee met twice in 2006.  During its June 7, 2006 meeting, it evaluated and validated our company’s annual report on Form 20-F as well as the certifications required to be furnished by its chief executive officer and senior executive vice president in accordance with U.S. regulatory provisions. At its December 20, 2006 meeting, the disclosure committee principally reviewed regulatory developments relating to reports and other communications designed for public disclosure. It also reviewed the comments we had received from the SEC relating to our company’s 2005 Form 20-F, as well as our company’s response thereto. Finally, it launched the process of collecting information and preparing for drafts of its annual reports for the 2006 fiscal year required by regulatory authorities.

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

Back to contents

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

Total Number of Employees

As of December 31, 2006, we had 298,498 employees, an increase of 10.08% (27,345 employees) over 271,153 employees as of December 31, 2005.

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location as of December 31, 2006:

	Water*	Environmental Services*	Energy Services	Transportation	Total	%
Europe	53,281	56,866	41,395	61,499	213,510**	71.53%
Of which metropolitan France	28,862	33,691	19,287	30,308	112,617**	37.73%
North America	3,162	10,752	45	14,996	28,955	9.70%
South America	2,861	6,646	6,093	1,371	16,971	5.69%
Africa/Middle East	7,771	7,113	701	344	15,929	5.34%
Asia/Pacific	10,766	8,125	555	3,687	23,133	7.75%
Total	77,841	89,502	48,789	81,897	298,498**	100%
%	26.08%	29.98%	16.34%	27.44%	100%

* Proactiva’s employees (8,082 employees) have been divided according to activity, between water (1,975 employees) and waste services (6,107 employees).

** The total number for France includes 469 employees who work at the Company's headquarters and at the Veolia Environnement Campus.

As of December 31, 2006, 37.73% of our employees were located in France, 33.80% in the rest of Europe, 9.70% in North America and 18.77% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2006, we employed 278,597 persons (representing 93.3% of its employees) under indefinite term employment contracts and 19,901 persons under fixed-term employment contracts.  During 2006, 7,689 fixed-term employment contracts were converted into indefinite term employment contracts (or 38.6%).  As of December 31, 2006, 24,007 of our employees (or 8.0% of total employees) were managers, 274,491 were non-managerial employees, and 59,146 were women (or 19.8% of total employees).

In France, among the 112,896 employees as of December 31, 2006 (including 279 employees in Réunion), 106,273 (or 94.1%) were employed under indefinite term employment contracts and 6,623 under fixed-term employment contracts.  During 2006, 2,735 fixed-term contracts were converted into indefinite term contracts (or 41.3%).  Of our employees in France, 12,497 (or 11.1%) were managers, 100,399 were non-managerial employees and 23,753 (or 21.0%) were women.

Weighted average annual number of employees

This figure corresponds to the number of employees that we would have had if the latter had all been working full time during the entire year.  It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each employee.  In 2006, our weighted average number of employees was 268,746.1, of which 252,728.3 (or 94.0%) were employed under indefinite term employment contracts.

In France, the weighted average number of employees during 2006 was 105,490, of which 99,428 (or 94.3%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

Back to contents

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies.  In 2006, the consolidated weighted average number of employees was 260,088.

Temporary employees

The number of temporary employees during 2006 (in full time equivalent) was 12,506, which represents 4.6% of the total full-time equivalent of employees. In France, the number of temporary employees during 2006 (in full time equivalent) was 7,549, which represents 7.1% of the total full-time equivalent of employees.

Human Resources Policies

At the end of 2006, we had 298,498 employees in 67 countries around the world.  The diversity of its geographic presence, business and technical know how constitute a truly substantial contribution to the development of environmental services.

Ongoing research relating to improvements in customer service and the tailoring of these services to the growing need for environmental preservation and improvement of urban living standards requires individual and collective expertise within our entities.

Human resources management is at the center of the constant tension between our economic and corporate diversity and the construction of a common identity based on shared skills.  Constructing this identity entails implementing certain fundamental principles in each entity according to specific elements of its business and its national context.

The first of these principles is the development of employees’ loyalty to their employer.  Regardless of their level of qualification and the responsibilities assigned to them, our employees must prove themselves capable of taking initiatives, displaying a sense of responsibility towards customers and acting creatively.  This can only be achieved through a long-term commitment to their employer.  This also assumes that all employees receive solid training upon entering the company, not only in order to master missions assigned to them, but also so that they may continue to evolve throughout their career within the company.  This assumes, finally, that sufficient possibilities for professional mobility are offered within our company.

Guaranteeing the safety and well-being of employees where business exposes them to specific professional risks constitutes a second fundamental principle. Beyond respecting applicable regulations, our company’s management must regularly attend to the improvement of work conditions and maintain an unfailing commitment to risk prevention among all employees.

Finally, every employee must feel personally implicated in his company’s endeavors and, on a larger scale, those of Veolia Environnement. This entails, particularly, the development of incentives and profit-sharing and, more generally, of an employee shareholder base.

Through an ongoing dialogue at all levels, we have continued to make significant progress in these different areas in 2006, thus contributing to the reinforcement of our employees’ motivation and sense of belonging within the company.

Preparing the future through an understanding of corporate reality

The consistent management of human resources within each division of our group requires a constant appraisal of corporate reality and operational practices. We depend on a worldwide network of nearly 500 correspondents in the divisions to collect, process and consolidate 150 social indicators.

Specialized software is used to ensure that collection and confirmation of the data is reliable.  Data collection is followed by analysis by geographic location, country and type of activity.

The stability of retained indicators facilitates a better use and guarantees and favors an objective and precise evaluation of corporate progress in each of our entities. Our group monitors ten indicators with particularly close attention.  These relate to data concerning staff turnovers, limited-term contracts, overtime, absenteeism and workplace accidents.

These progress indicators have served to give color to certain areas of social policy set forth by our management by asking that various entities focus their measuring instruments and guiding efforts on:

•

Employee loyalty;

•

Reduction of absenteeism;

•

Priority assigned to safety in working conditions;

•

Diminution of temporary employment; and

•

Development of professional training and skills particularly through part-time programs.

Back to contents

In order to refine progress indicators and management in human resources in the coming years, analysis and internal examinations have been initiated to:

•

Track the evolution of indicators over the last three years and thus observe recurring themes,

•

Compare data from Veolia and its subsidiaries with information available in public statistics related to corresponding professional branches (in France, as an initial phase),

•

Observe revenues by profession and country,

•

Collect and highlight specificities of each division and the particular contexts of certain countries, and

•

Define areas where progress is needed in the coming years, specifying objectives by profession and by country, as the need arises.

Conscious of the need to anticipate the evolution and long-term prospectus of skills and professions, we are enhancing our system of classification and management of human resources through a detailed mapping of jobs and skill sets across our various divisions, and through a unified classification of its managers.  In France and abroad, our group is attentive to the corporate environment in which we are evolving and attempts to anticipate our transformations.  To this end, the corporate observatory, created in 2001, conducts prospective analysis and studies in partnership with research organizations in order to elaborate the construction of a long-term social vision.  Demographic pressure, transformations in the labor market, reorientation of public policy in terms of recruitment and training, change in behavior regarding mobility and career choices are among the areas that we must take into account to anticipate and construct its model for a worldwide corporate environment.

In 2006, the corporate observatory’s work focused on:

•

The CEREQ study (Centre d’Etudes et de Recherches sur les Qualifications) on the appropriation of the skill management agreement, whose results were presents to all involved parties, including committee for the France group,

•

A study on the professionalization of management training in environmental service divisions,

•

A study on the chargé d’affaire position as a commercial office in industrial and tertiary sectors,
•

A study on absenteeism conducted in collaboration with the ANACT (National Agency for the Improvement of Work Conditions - Agence Nationale pour l’Amélioration des Conditions de Travail).

In addition, the following work was carried out in 2006:

•

A follow-up on the survey conducted by the CECOP (Centre d’Etude et de Connaissance sur l’Opinion Publique) among employees recruited in 2006 in association with operation Veolia Skills,

•

The evaluation of the Cycle dirigeants, an annual training program directed towards a panel of French and international directors within the Group.

•

Enhance skills, maintain strong ambition for professionalization

Implementation of an agreement relating to skills development and professional advancement

In 2006, in France, our entities joined together to locally implement an agreement relating to the development of skills and professional training, signed on October 4, 2004 with the unions.

This agreement has been implemented according to various outlines which take into account the priorities and specific factors associated with each division.

Veolia Eau focused more specifically on a central agreement stressing professional growth and the improvement of the most precarious employees’ level of qualification, while Veolia Énergie concentrated its efforts on the establishment of tutoring programs, following an agreement with social partners.  In the environmental services division, about 20 decentralized agreements were signed relating to professional development, the annual evaluation process, tutoring, apprenticeships and work safety programs.

At Veolia Transport, individual working groups have been formed for the analysis of population pyramids and personnel turnover.

“Veolia Skills” Program

Since 2005, we have been engaged in a large and innovative recruiting campaign in France called “Veolia Skills”. The campaign’s objective is to train future employees of our group, regardless of their age and initial training.  Outside candidates are offered professional skills training contracts, followed by indefinite-term employment once they have obtained a diploma.  In terms of professional mobility, the operation also assists internal candidates who are offered skill development contracts or contracts for professionalization periods for evaluation within our group.  With the support of external partners, such as the ANPE, the AFPA, French National Education and its continued training network (GRETA), Veolia Skills aims to recruit 8,000 employees in 2007, after having attained its objective of 4,879 hirings in 2006.  This trend is in line with our policy of equal opportunity and respect of diversity.

A strong ambition: training and professionalization

In order to maintain our position as leader in environmental services and continually reinforce the quality of its services, we depend on its chief asset: competent personnel.  To develop employee skills in the constantly evolving context of our various divisions, the group has entrusted Veolia Environnement Campus with the orchestration of its training policy, which is built on several structural principles:

Back to contents

•

Professionalize our group’s employees in their division and work context by giving value to their accrued expertise with clients,

•

Organize the transmission of know-how within subsidiaries,

•

Support the policy of professional mobility and career development, and

•

Reinforce the corporate culture surrounding the environmental services division by emphasizing potential synergies (high added value for our company’s clients) and solidarity.

Veolia Environnement Campus: a pivotal training site

As a communal platform for skills development for all Veolia Environnement divisions (water, energy, environmental services and transportation), Veolia Environnement Campus brings together the training heads of all of our group’s subsidiaries and constitutes a forum for cultural diversity and interaction.

As a technological showcase of our activities, Veolia Environnement Campus also constitutes a pivotal training facility at the forefront of a worldwide network.

Taking into account our current development and perspectives open to its business around the world, commercial, human and financial issues call for intelligent management of our training efforts and optimization of our group’s resources.  To this end, the purposes, implementation principles and areas of development within our group’s training policy must be supported within each country and division, while respecting local contexts.

Valuable initial and continued training

The Veolia Environnement Campus, which provides training for all of the skills necessary for the provision of environmental services, constructs its programs to respond to continuing education needs, an essential skill development tool for employees that also allows them to ensure their future employability.  18,000 participants were admitted to the campus in 2006.

The campus’s program also responds to initial training needs.  This part of the program allows for the integration of young people who then earn a professional degree through apprenticeship and work study (from the Cap to Bac+5).  This is the case at the CFA Institute of Urban Environment, where close to 15 degrees are earned with a success rate of 94%.  These high-level degrees correspond to the European licence, master and doctorate.

An international network and reliable partners

To better implement its ambitious training policy, the Veolia Environnement Campus also depends on reliable and high quality partners.  Boasting four training centers associated with four divisions and nine other training centers around the world, we ensure the Group’s growth on the international level.

To this end, about 30 academic partnerships have been established between these training centers and universities, prestigious higher education establishments and research centers in France and abroad.

Ensuring the safety and health of employees

Our employees often work in public areas and private sites under conditions that involve risks to their safety. In addition, their work sometimes involves a certain level of physical stress that may result in health problems.

In the face of these risks, each division has prepared various voluntary policies for risk prevention, while integrating the monitoring of accident indicators (frequency and seriousness) into their operational management. In addition to the continuous improvement of safety material and individual protective gear, several priority safety measures have been systematically implemented within all subsidiaries, aimed at:

•

identifying and evaluating risks so as to prevent them, and thus contributing to an effort that has been ongoing since 2002.  For example, Veolia Énergie is taking actions to control the risk of legionella and eliminating asbestos in its installations;

•

training and informing employees on how to recognize and prevent workplace accidents and understand the risks for example, the international day of safety prevention and awareness actions at Veolia Propreté.  A quarter of training provided is dedicated to safety and health matters;

•

strengthening the safety network and developing a social dialogue dedicated to the study of health and safety issues within 2,634 instances, which are dedicated to these subjects;

•

supporting injured persons, both during their convalescence and the time that they resume work;

•

implementing, on a case by case basis, a management system for health and safety at work, based on the international reference OHSAS 18001;

•

ensuring the safety of employees traveling for business in high-risk areas through the implementation of a safety crisis team.

Employee health and the health of the population at large are a concern in every part of the world, but we must be even more vigilant in countries where the population suffers from a serious epidemic. As a result, we have initiated the following actions: Veolia Environnement, which joined the “World Coalition of Corporations against AIDS,” has organized an important AIDS prevention and treatment campaign in Gabon, in cooperation with the Pasteur Institute.  In Tangiers, Veolia Eau has pursued a program focusing on the improvement of water and water-treatment infrastructure and the raising of awareness regarding hygiene and environmental issues.  Finally, in order to confront a potential flu pandemic due to the H5N1 virus, we have created a special organization and developed action plans to help protect employees and maintain essential services for the public.

Back to contents

Construct and maintain a relationship of confidence with employees

A social dialogue initiated upon arrival and integration of personnel

In France and abroad, we pursue our external growth through several types of transactions, including mergers and acquisitions, the creation of communal subsidiaries with industrial partners and public service delegation contracts signed with local governments.

In all cases, personnel remain one of the key factors of success.

The main challenge is enabling personnel to grow at every stage.  This is true of status, training, capitalization of know-how, transmission of skills, compensation and social benefits and entails constructing a new corporate mission based on our values, while continuing to consider the one in place.

Our human resources policy in such cases rests on the conviction that the identification and underlining of talents and skills constitutes a prerequisite to the motivation of the managers and the improvement of performance.

The systematic understanding of local context, mentality and teams in place is at the center of our preoccupations and strategy; our group’s expertise in social engineering and management of human resources are the principal factors required for successful of all growth and integration transactions.

Strengthening social dialogue at all levels

For our local services, which form fundamental part of our business, employee dialogue takes places within operating units at the ground level.  It is at this level that social partners are best able to provide appropriate solutions for organization and work conditions, developing skills and rewarding individual efforts.

Our group’s human resources policy must also be adapted to the other countries where our group has a presence. After the establishment of a group committee in France in 2003, an agreement was signed in October 2005 to create a European Group Committee uniting personnel representatives from 21 European countries.

The resulting dedicated space for social dialogue operates on three levels:

•

The subsidiary level will remain the location where traditional negotiations occur,

•

The country level will allow for exchange of information and dialogue on all national themes,

•

The third level will be occupied by the European Group Committee.  The latter is a forum for consultation and information on subjects that involve all employees. The European Group Committee, which met for the first time in September 2006 laid the foundations for a transnational vision of the Group’s social diversity and initiated a social dialogue enhanced by its experience in Europe.

Upgrade social innovation

We seek to enhance its social initiatives, both individual and collective, local and global.  Since 2003, the company has been realizing this objective enacting procedures for identification, collection and publication for all social and community related endeavors.  Close to 1,000 initiatives were recorded in four years originating in all regions of the world where we conducted our business, proving ou group’s consistency and the contributions of individuals.

Furthermore, corporate innovations fall under diverse categories, underlining different local preoccupations.

Beyond identifying all social initiatives stemming from each of our subsidiaries, the primary objective is to upgrade the most pertinent innovations, in terms of both their transferability and coherence with the company’s values.  Therefore, about 40 innovations are made into corporate initiatives, published in French and English and featured on the internet and intranet sites.

In addition, a panel composed of company representatives and outside participants meets annually to designate the most innovative projects and award them with a trophy, delivered by the CEO.  In 2006, the following subsidiaries were awarded trophies:

•

United Water (Australia) for its partnership with the association Phoenix Society in favor of recruiting handicapped people;

•

Veolia Transport France, for its measures in support of part-time drivers in partnership with Veolia Eau and Veolia Propreté;

•

Otus Gennevilliers (Veolia Propreté) which has established basic French language courses for employees experiencing difficulty in oral and written expression;

•

Siram (subsidiary of Veolia Énergie in Italy), which has instituted a safety trophy to diminish the rate of accidents in the work place;

•

Citeluz (Brazil), which has donated material retired from service to disadvantaged artists who transform them into works of art;

•

Veolia Propreté Morocco, Amanor and Hydrolia in Morocco for the signature of agreements with banks permitting employees to have access to bank services; and

The American subsidiaries, Veolia Transport, Veolia Propreté and Veolia Eau for their humanitarian intervention in close cooperation with one another following hurricanes Katrina and Rita.

Back to contents

A compensation policy that associates social welfare benefits and employee profit-sharing

We apply a global compensation policy, which is consistent with the company’s results and includes the following components: salary, social welfare benefits and employee savings.  This approach consists of:

•

awarding competitive compensation based on the markets of the relevant countries;

•

enabling employees to earn fair compensation that takes into account their own personal efforts;

•

strengthening social welfare benefits (illness, provisions);

•

reinforcing the pension and entitlement systems in various countries;

•

developing employee savings.

The increase in life-expectancy and medical costs, as well as the retirement of the “baby boom” generation will affect the social welfare benefit systems in the long-term.In certain countries, economic actors must provide medical, provisional, and retirement coverage for their employees where the social welfare benefit system does not.

In light of its international presence, our company must take these factors into account and be sure to:

•

respect local legislative systems and establish complementary social welfare systems so as to guarantee high quality coverage to all our employees;

•

guarantee the competitiveness of the company by attempting to limit corporate engagements falling under the accounting standard IAS 19;

•

finance the entitlement systems with contributions from the employer and employees so as to ensure the responsibility of all parties.

Our corporate commitments for 2006 were consolidated in a vehicle created in 2004.  They were estimated at €2.02 billion, an increase of 29% essentially linked to acquisitions of companies. Defined benefits mainly constituted 70% of this amount.  Other commitments related to end-of-contract indemnity, senior executive retirement, medical coverage for retirees and other work benefits.  The consolidation of commitments was affected in more than 60 countries and accounts for current hypothesis close in 2006 to those used in 2005. The growth in commitments between 2005 and 2006 remained under control.

To pursue a policy of employee savings, we conducted a new share capital increase for employees in 2006.  It related to 20 countries and assembled 28,547 employees out of the 162,415 eligible, or about 17.58%.  Today, close to 47,363 employees are shareholders of Veolia and together hold 1.41% of Veolia’s share capital.

Ethics

Our presence in more than 65 countries around the world necessitates that we implement a set of principles for ensuring compliance with various human rights norms and governance standards set forth under international laws and treaties.

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

From October 2004 to December 2005, we held fourteen training seminars relating to the “Ethics, Commitment and Responsibility” program, including three outside of France, for over 400 group managers. We intend to continue these actions in 2007 through the implementation of a training program and seminars on compliance with antitrust laws, which will be open internationally to several thousand members of our group.

Finally, since 2005, we implemented a reporting procedure to help combat fraud, which is overseen by our risk director and the director of control and synergies.

Back to contents

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than one percent of our shares. Our directors and senior managers listed below were granted options to subscribe to shares of our company during the last five years as follows:

	Number of Options Initially Awarded(1)	Exercise Price	Expiration Date
2002 Plan
Henri Proglio	220,000	€37.25(2)	January 28, 2010
Jerôme Contamine	65,000	€37.25	January 28, 2010
Antoine Frérot	45,000	€37.25	January 28, 2010
Denis Gasquet	45,000	€37.25	January 28, 2010
2003 Plan
Henri Proglio	220,000	€22.50	March 24, 2011
Jerôme Contamine	105,000	€22.50	March 24, 2011
Olivier Barbaroux	70,000	€22.50	March 24, 2011
Antoine Frérot	70,000	€22.50	March 24, 2011
Denis Gasquet	70,000	€22.50	March 24, 2011
Stéphane Richard(3)	70,000	€22.50	March 24, 2011
2004 Plan
Henri Proglio	110,000	€24.72	December 24, 2012
Jerôme Contamine	70,000	€24.72	December 24, 2012
Eric Marie de Ficquelmont(4)	40,000	€24.72	December 24, 2012
Olivier Barbaroux	40,000	€24.72	December 24, 2012
Antoine Frérot	40,000	€24.72	December 24, 2012
Denis Gasquet	40,000	€24.72	December 24, 2012
Stéphane Richard	40,000	€24.72	December 24, 2012
2006 Plan
Henri Proglio	150,000	€44.75	March 28, 2014
Jerôme Contamine	90,000	€44.75	March 28, 2014
Eric Marie de Ficquelmont	60,000	€44.75	March 28, 2014
Olivier Barbaroux	60,000	€44.75	March 28, 2014
Antoine Frérot	60,000	€44.75	March 28, 2014
Denis Gasquet	60,000	€44.75	March 28, 2014
Stéphane Richard	60,000	€44.75	March 28, 2014

(1)

Under each stock option plan, one option grants the right to subscribe to one share of the company.

(2)

The original exercise price, €37.53, has been adjusted to take into account transactions affecting our share capital (issue of free warrants for shares in December 2001 and a share capital increase in August 2002).

(3)

Mr. Stéphane Richard is no longer a member of senior management of our company since May 31, 2007.

(4)

Eric Marie de Ficquelmont is no longer a member of senior management of our company since January 2007.

Pursuant to a three-year authorization granted by our general shareholders’ meeting of June 21, 2000, our former management board decided on June 23, 2000 to implement an “outperformance” stock option program. Under the program, we granted 29 of our principal managers options to purchase 780,000 treasury shares at €32.50 per share.  The total number of treasury shares eligible for sale and the exercise price have been adjusted to 784,201 shares and €31.92 per share, respectively, as a result of legal adjustments related to our issue of free warrants for shares in December 2001 and a share capital increase in August 2002, and after subtraction of exercised options. Options granted pursuant to this plan will expire in June 2008. As of December 31, 2006, 284,421 options had been exercised.

Pursuant to the same authorization, our former management board decided on February 8, 2001 to implement a stock option plan pursuant to which 1,500 of our employees (including 6 members of our former management board) received options to subscribe to a total of 3,462,000 newly-issued shares of our company at €42 per share, which was the fair market value of our shares at the time the options were granted.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,526,446 shares and €41.25 per share, respectively, as a result of the legal adjustments described above. Options granted pursuant to this plan will expire in February 2009.  As of December 31, 2006, 817,893 of these options had been exercised.

Finally, pursuant to the same authorization, our former management board decided on January 28, 2002 to implement a stock option plan pursuant to which approximately 1,400 of our employees (including 5 members of our former management board) received options to subscribe to a total of 4,413,000 newly-issued shares of our company at €37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,418,959 shares and €37.25 per share, respectively, as

Back to contents

a result of the legal adjustments described above and after subtraction of exercised options. Options granted pursuant to this plan will expire in January 2010. As of December 31, 2006, 1,232,299 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of April 25, 2002, our former management board decided on March 24, 2003 to implement a stock option plan pursuant to which approximately 1,740 of our employees (including 6 members of our former management board) received options to subscribe to a total of 5,192,635 newly-issued shares of our company at €22.50 per share.  Options granted pursuant to this plan will expire in March 2011.  As of December 31, 2006, 723,786 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2004, our board of directors decided on December 24, 2004 to implement a stock option plan pursuant to which approximately 1,087 of our employees (including the seven members of our executive committee) received options to subscribe to a total of 3,341,600 newly-issued shares of our company corresponding to approximately 0.82% of share capital on the day the plan was authorized, which represents slightly more than half of the total amount authorized by our general shareholders’ meeting.  Options granted pursuant to this plan shall be exercisable from December 2007 and will expire in December 2012.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2005, our board of directors decided on March 28, 2006 to implement a stock option plan pursuant to which approximately 1,378 of our employees (including the 7 members of our executive committee) will receive options to subscribe to a total of 4,044,900 newly-issued shares of our company corresponding to approximately 1% of share capital on the day the plan was authorized. The exercise price of the options has been set at €44.75 per share, which reflects the average opening share prices of a VE share in the 20 days preceding the board of directors’ decision.  Such exercise price does not include any discount, in accordance with the general meeting’s authorization of May 12, 2005. Options granted pursuant to this plan will be exercisable from March 2010 and will expire in March 2014.

As of December 31, 2006, a total of 16,800,258 stock options had been granted by us, and of this total, 9,546,472 options were exercisable (plans n° 2, 3 and 4).  As of December 31, 2006, the number of our shares before exercise of the remaining stock options amounted to 410,795,840 shares. On this date, if all stock options (plans n°2 to 6) had been exercised, 16,800,258 new shares would have been issued, representing a dilution percentage in case of exercise of 4%.

Company Savings Plan

In connection with Vivendi Universal’s gradual divestiture of its interest in Veolia Environnement, a group savings plan (PEG) was created in 2002 in order to allow our employees to transfer savings previously invested in Vivendi Universal’s savings plan to a new savings plan established by us.

Our group employees thereby had the possibility of investing in various instruments including monetary funds, our shares and structured investment funds that guaranteed the preservation of capital and allowed for growth potential upon any increase in the price of our company’s shares.

We conducted a share capital increase in December 2002 that was reserved for employees of our group’s French subsidiaries. Given conditions during 2003, no share capital increase reserved for employees was conducted that year.

In 2004, we decided to reinvigorate our strategy of encouraging employee shareholding by allowing non-French as well as French employees to participate in the PEG, with the objective of having our employees eventually hold 5% of outstanding share capital in the future.  The plan was thus progressively made available to employees of our French subsidiaries as well as to employees of subsidiaries located in 19 countries other than France.  Employees of our group thus had the possibility of investing in two different investment funds (FCPE) that hold interests in our shares: a “classic” fund whose value fluctuates with the price of our shares, and a “secured” fund that protects investors from a decline in the price of our shares below the original subscription price while giving them the possibility to benefit from a portion of the increase, as the case may be.

A review of the increase in share capital observed in 2006 reveals a high level of participation: out of the 162,415 current or former employees eligible, 28,547 (or 17.58%) decided to participate, resulting in a 57% increase in total contributions compared to 2005. Accordingly, the share capital increase finalized on December 15, 2006 resulted in the issuance of 1,931,340 new shares and a corresponding increase in our company’s share capital of €9,656,700.

Given the share capital increases that occurred in 2002, 2004, 2005 and 2006, 47,363 employees of the group own 1.41% of our share capital as of December 31, 2006.

In total, approximately 65,000 employees have active accounts in our Sequoia savings plan, i.e., more than 1 in 3 employees in the 20 countries in which our group’s savings plan is available.

Similarly, as employees subscribing to our shares via French investment funds (Fonds Commun de Placement d’Entreprise - FCPE) have unfavorable tax and social consequences in the United Kingdom, we use an ad hoc formula referred to as the “Share Incentive Plan” (SIP) allowing British employees to become Veolia Environnement shareholders under favorable conditions.  The Share Incentive Plan enables employees to purchase shares of our company through a trust and paying for them by way of regular withdrawals from their salary.  A bonus mechanism (abondement) similar to that employed in countries participating in our group’s savings plan has also been put in place.  At the end of the accumulation period (i.e. on March 31, 2007), out of 10,902 eligible British employees, 1,155 had decided to subscribe to this offer, which represents a participation rate of 10.6%.

Back to contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the ownership of our shares and voting rights at June 6, 2007.  To the best of our knowledge, no person other than those listed below directly or indirectly held 4% or more of our company’s shares or voting rights as of such date.

Shareholders at June 6, 2007	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations (1)	41,450,055	10.05	41,450,055	10.43
Capital Research and Management Company (2)	40,944,340	9.92	40,944,336	10.30
Groupe Groupama (3)	24,143,946	5.85	24,143,946	6.07
EDF (4)	16,255,492	3.94	16,255,492	4.09
Veolia Environnement (5)	15,145,049	3.67	0	0
Public and other investors	274,687,672	66.57	274,687,672	69.11
Total	412,626,550	100.00	397,481,501	100.00

(1) According to the declaration of the Caisse des Dépôts et Consignations to the Company on June 7, 2007.  To the best of our knowledge, the most recent declarations of the crossing of thresholds and intentions of the  Caisse des Dépôts et Consignations occurred on December 18, 2006 (Décision et Information AMF n°206C2344 dated December 22, 2006). The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over our company.

(2) Capital Research and Management Company (“Capital Research”) is a management company acting on behalf of its clients (U.S. mutual funds).  According to Capital Research’s most recent filing with the SEC that occurred on February 9, 2007 (Schedule 13G, amendment no. 2, dated February 6, 2007).

(3) According to our shareholder analysis of December 31, 2006, using Euroclear data.  To the best of our knowledge, Groupe Groupama’s most recent filing with the AMF occurred on December 30, 2004 (Décision et Information AMF n°205C0030 dated January 7, 2005).

(4) According to the register of our company’s registered shareholders (actionnaires au nominatif) as of May 31, 2007, which is held by Société Générale on our behalf. To the best of our knowledge, EDF’s most recent filing with the AMF occurred on December 30, 2002 (Euronext avis n°2002-4424 dated December 31, 2002). EDF declared that it held 16,155,492 shares as of that date. EDF further declared that, in accordance with the terms of the amendment of November 24, 2002 to the agreement dated June 24, 2002, it would hold the shares as a financial investment and that it did not seek to influence our company’s management, and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(5) As set forth in our monthly filing with the AMF of transactions it has effected with respect to its own shares, filed with the AMF on June 4, 2007.  At May 31, 2007, we held 15,145,049 treasury shares.

As of December 31, 2006, foreign investors held approximately 46% of our company’s shares and French investors the remaining 54%.

We estimate that, as of December 31, 2006, approximately 107,778,740 million of our shares (representing approximately 26% of our share capital) were held by holders in the United States.  As of December 31, 2006, 9,138,138 of our shares (representing approximately 2.2% of our share capital) were held in the form of ADRs by 16 registered ADR holders (including The Depository Trust Company).  We estimate that, as of April 3, 2007, there were approximately 23,196 beneficial holders of our shares in the United States.

Back to contents

On July 6, 2006, Vivendi (formerly Vivendi Universal) announced the completion of the sale of 5.3% of our capital, representing a total of 21,523,527 shares, under an accelerated book building procedure. Following this transaction, Vivendi no longer hold any shares in our company.

On December 15, 2006, our company recorded the completion of a share capital increase reserved for employees of our company and our group, which had been approved by the Board of Directors on September 14, 2006. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following the transaction, 1,931,340 new shares (nominal value € 5) were subscribed for at a price of €37.52 each, causing share capital to increase by €9,656,700, representing approximately 0.47% of our company’s share capital at such date.

On June 12, 2007, we announced the launch of a €2.6 billion rights offering. The offering was made through the distribution of preferential subscription rights to all shareholders, giving shareholders the right to subscribe to a total of 51,918,579 new shares (assuming certain outstanding share subscription options granted by us to our employees are not exercised, or up to 52,741,899 new shares if all such options are exercised). See “Item 8. Financial Information—Significant Changes.”

To our knowledge, there are no shareholders’ or other agreements relating to our shares other than as described above and there is no arrangement the execution of which may at a subsequent date result in a change of control of our company..

Back to contents

RELATED PARTY TRANSACTIONS

Not applicable.

Back to contents

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to the consolidated financial statements and the notes thereto in Item 18.

Litigation

We are involved from time to time in various legal proceedings in the ordinary course of our business.  The most significant litigation involving our company or its subsidiaries is described below. Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving our company or its subsidiaries that either had during the past twelve months or that may in the future have a material adverse effect on the results of operations or financial condition of our company or the group.

As of December 31, 2006, the aggregate amount of our provisions for litigation was €339 million including all types of litigation (i.e. tax, employee-related and other litigation).  The aggregate amount of reserves accrued by our group in respect of all litigation in which we or our subsidiaries are involved (see Note 18 to our consolidated financial statements included in Item 18 of this annual report), includes a large number of claims and proceedings that, individually, are not material to our businesses.  The largest individual reserve accrued in our financial statements in 2006 relating to litigation amounts to approximately €12 million.

Veolia Eau – Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market.  On July 11, 2002, the Council rejected the allegations of anticompetitive cooperation (entente anticoncurrentielle) among the water services companies in question and did not impose monetary sanctions nor did it issue an injunction against these companies. However, the Council found that the existence of the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of Economy, Finance and Industry to take all necessary measures to modify, complete or terminate the pooling of means arrangement of these companies through their joint ventures. Compagnie Générale des Eaux contested this finding, initially before the Paris Court of Appeals, which confirmed the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, invalidated the Paris Court of Appeals’ decision and found that only administrative authorities had jurisdiction over the matter. Accordingly, Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat.  The latter refused to hear the complaint at this stage (decision of November 7, 2005), since it found that the Council’s decision was only a preparatory act for later action by the French Ministry of Economy, Finance and Industry. In light of the nature of the litigation and the lack of any judgment against our company thus far, we have not accrued a reserve for its potential outcome.

On February 15, 2006, the company Aquatraitements Energies Services (“AES”) brought a complaint before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Eau’s subsidiaries (Veolia Water and Seureca Overseas). AES is seeking €150 million in damages and interest from Veolia Water and Seureca Overseas, based on its claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, Veolia Water and Seureca Overseas had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the market won by either Veolia Water or Seureca Overseas as a result of AES’ assistance. In December 2004, Veolia Water and Seureca Overseas terminated these contracts following their discovery of actions taken by AES managers that they considered fraudulent (dolosives), and that affected their ability to consent to the contracts at the time of signing. In response to AES’ legal actions, Veolia Water and Seureca Overseas submitted their defense before the Commercial Court on June 28, 2006 rejecting of all of AES’s claims. The latter, after several months of silence, has submitted a response to the Commercial Court in which its initial claim of damages and interest in the amount of €150 million has been reduced to €15 million.  We believe that AES’ claim has no legal or economic merit and accordingly have not accrued a reserve in respect of the potential outcome.

Sade

In April 2000, Sade, a subsidiary of Veolia Eau, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements (entente anticoncurrentielle) among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs).  These companies, including Sade, filed answers to the complaint in September 2000.  The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny.  The companies filed an answer to the new complaint in January 2002.  However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints.  In response to the report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint on the merits and on the basis of irregularities in the complaint procedure that affected its right of defense, as well as the absence of proof of the Sade’s alleged anti-competitive behavior on certain markets.  On March 21, 2006, the Council retained complaints against Sade in respect of 2 markets, and imposed a fine of €5.4 million relating to this matter. Sade has accrued a reserve in its accounts to cover this litigation, and has appealed this decision before the Paris Court of Appeals on June 16, 2006. The hearing has been scheduled for September 11, 2007.

In addition, on June 9, 2005 the French Competition Council issued a ruling against eleven companies (including Sade) in respect of a complaint alleging anticompetitive behavior (allocation in advance of the bids and information exchange) in respect of public bids for various public works contracts in the Meuse department from 1996 to 1998. Sade was implicated with respect to one such contract, which was awarded to a competitor in 1998.  Under this ruling, Sade was fined €5 million, which it has already paid. Sade has filed an appeal with the Paris Court of Appeals, which confirmed the Council’s decision on April 25, 2006. Sade appealed this decision before the French Supreme Court (Cour de cassation) on May 24, 2006.

Back to contents

WASCO and Aqua Alliance International

Several present and former indirect subsidiaries of Veolia Eau in the United States1 are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. Regarding the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries have retained all liability relating thereto and are sometimes involved in the management of such lawsuits.  Further, the purchasers of Veolia Eau’s former subsidiaries in some instances benefit from guarantees given by Veolia Eau or by the Company in respect of the outcome of such lawsuits.  These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s present or former subsidiaries or their predecessors.  There are generally numerous other defendants, in addition to Veolia Eau’s present or former subsidiaries, which allegedly contributed to the claimed injuries. Reserves have been accrued by Veolia Eau’s present subsidiaries for their estimated liability in these cases based on, among other things, the nexus between the claimed injuries and the products manufactured or sold by Veolia Eau’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases.  These reserves are accrued at the time such liabilities are probable and reasonably estimable, and do not include reserves for possible liabilities in respect of unasserted claims.

A number of such claims have been resolved to date either through settlement or dismissal.  To date, none of these claims has been tried to a verdict.

During the five-year period ended December 31, 2006, our company’s average annual costs relating to these claims, including amounts paid to plaintiffs and legal fees, have been approximately US$3 million net of reimbursements by insurance companies. Although it is possible that future costs might increase, we currently have no reason to believe that any material increase is likely to occur, nor do we expect these claims to have a material adverse effect on our business, financial condition or results of operation.

Veolia Water North America Operating Services

Veolia Water North America Operating Services (“VWNAOS”), a subsidiary of our company, concluded a ten-year contract in 2002 with the city of Atlanta representing annual revenues of US$10 million. This contract involves the operation of slurry and effluent treatment installations for the city, the maintenance and renovation of the civil engineering of equipment and the design and establishment of a construction program for the rehabilitation of installations. On June 19, 2006, VWNAOS brought an action against the city of Atlanta stemming from Atlanta’s failure to respect investment obligations, reimburse additional costs of operation and pay bills issued in counterparty for services provided. VWNAOS estimates its damages to be approximately US$25 million, excluding damages resulting from further adjustments which may arise over the course of the procedure. On July 10, 2006, Atlanta unilaterally nullified the contract and, in turn, brought an action against VWNAOS, invoking VWNAOS’ failure to fulfill certain of its obligations during the execution of the contract. The city claims indemnities of approximately US$35 million against VWNAOS and has also brought an action against Veolia Environnement directly, as manager of VWNAOS under the contract. Pursuant to this claim, the city has sought the US$9.5 million bank guarantee issued to VWNAOS at the start of the contract. VWNAOS believes this move is unjustifiable. A discovery procedure allowing each party to request documents from the other began on September 1, 2006 for an initial period of 10 months. Our company contests the city’s claims and intends to defend itself vigorously. At this point in the procedure, our company believes that this matter will not have a significant impact on our company’s financial situation.

Veolia Transport

In 1998, the DGCCRF (a French competition administrative body) performed seizures on the premises of our transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. Veolia Transport was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits.  In September 2003, the French Competition Council notified Veolia Transport of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. In September 2004, the French Competition Council notified Veolia Transport of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which a part of one of the grievances was dropped. On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which Veolia Transport paid.  The Paris Court of Appeals affirmed the decision of the French Competition Council in a decision dated February 7, 2006, and on March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court.  On January 16, 2007, Veolia Transport received the report issued by the designated reporter investigating the case before the commercial section of the Supreme Court.  The hearing is scheduled to occur on July 10, 2007.

Société Nationale Maritime Corse Méditerranée (SNCM)

Our affiliate SNCM is involved in a number of legal proceedings relating directly and indirectly to the bidding process for contracts to provide ferry service between Marseille and Corsica.  Veolia Transport owns 28% of SNCM’s share capital, and we fully

1

These include subsidiaries of Aqua Alliance and subsidiaries of WASCO (formerly known as Water Applications & Systems Corporation and as United States Filter Corporation), the holding company of the former USFilter group the majority of the activities of which were sold to different purchasers in 2003 and 2004.

Back to contents

consolidate SNCM in our consolidated financial statements as a result of control rights under a shareholders’ agreement, as described in Note 35 to our consolidated financial statements.

The first legal proceeding involves SNCM’s direct and indirect shareholding in Compagnie Méridionale de Navigation (CMN).  SNCM holds directly 45% of CMN’s share capital.  It also holds a 45% interest in Compagnie Méridionale de Participation (CMP), which in turn holds 53% of CMN’s share capital.  SNCM concluded a shareholders’ agreement with the other shareholder of CMP, STIM of Orbigny (Stef Tfe group), which among other things gave either party the right to trigger a purchase or sale option involving CMP shares in the event of a modification of CMN’s strategy initiated by the other party that causes a major conflict between the shareholders. SNCM gave notice to STIM in July 2006 that it was exercising its option to purchase 25% of the share capital of the CMP (to bring SNCM’s interest to 70%), as a result of a disagreement that impeded the ability of the parties to submit a joint bid for the Marseille-Corsica ferry contract.

STIM contested the validity of the agreement and the right of SNCM to exercise its option.  SNCM brought an action against STIM before the Commercial Court of Paris (Tribunal de Commerce), which ruled in favor of SNCM in October 2006.  In December 2006, the Paris Court of Appeals reversed the decision, holding that STIM had validly cancelled the agreement because of its indefinite duration (a condition that ordinarily permits a party to cancel a contract under French law).  SNCM has appealed the decision to the Cour de Cassation, the highest French court.  If SNCM is unsuccessful in its appeal, then it will maintain its current stake in CMN, and its inability to acquire a majority stake in CMN could prevent it from effectively exercising joint control over the operations of CMN.

In February 2007, notwithstanding the dispute among the CMN shareholders, SNCM submitted a joint bid with CMN for five ferry routes between Marseille and Corsica.   The joint bid was contested by Corsica Ferries, a competitor, before a French administrative court and the French Competition Council.

Before the Competition Council, Corsica Ferries contended that the CMN – SNCM grouping constituted an anti-competitive practice, and that lthe size of the subsidy requested by the grouping from the Corsican Regional Authority (la Collectivité Territoriale de Corse) could suggest an abuse of a dominant position.  In a decision dated April 6, 2007, the Competition Council rejected Corsica Ferries’ requests, while indicating that it will continue to review the case on the merits in respect of the alleged abuse of dominant position, and that the Council could pursue an action independently if it were to determine that the factual evidence supported such an action.  As of the date of this Annual Report, it is impossible to determine whether any such action is likely to be brought by the Competition Council, and if so what the possible consequences might be.

The initial bid process was delayed by administrative court proceedings, ending in a decision by the Conseil d’Etat (the highest French administrative court) in December 2006.  Following this decision, the Corsican Regional Authority launched a second bid process.  Corsica Ferries contested this process in a summary proceeding, but its position was rejected by a decision of the Conseil d’Etat in June 2007.  The contract was subsequently awarded to the CMN / SNCM group, with service scheduled to begin on July 1, 2007.

There remains outstanding an administrative proceeding on the merits, pursuant to which Corsica Ferries has requested the cancellation of the decision of the Corsican Regional Authority to launch the new bid process. SNCM is not a party to this proceeding.  If successful, this action could lead to a new call for tenders.  However, in light of the decisions that have been rendered so far, in particular the decision of the Conseil d’Etat of June 5, 2007, we believe that the action has a relatively small chance of success.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, following the decision of the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, our joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents.  On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate.  The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced on May 28, 2003, at the request of the court and all parties, in order to find a complete solution to this litigation. This mediation proceeding has not yet resulted in a specific proposal. However, during the course of the mediation proceeding, it became apparent that if CAPR were to be held liable despite the arguments that it has presented, it would be indemnified by the “Administración de Acueductos y Alcantarillados”  (“AAA”), principal defendant in this case, pursuant to an agreement entitled “Comprehensive Settlement Agreement” entered into between CAPR and AAA on March 3, 2003.  Total damages sought against all defendants currently amount to approximately US$300 million. In light of the state of advancement of these two proceedings, we have not accrued a reserve for the potential outcome of this litigation.

Dividend Policy

The Board of Directors sets our company’s dividend policy, and in doing so may consider a number of factors, including our financial performance and net income, as well as the dividends paid by other French and international companies in the same sector. We cannot guarantee the amount of dividends that may be paid in respect of any fiscal year. However, we have announced and confirmed that our objective is to regularly increase the amount of dividends paid; for 2007, dividends should increase by at least 10%; after 2007, we intend to maintain our dividend distribution policy (between 50 and 60% of adjusted net income attributable to equity holders of the parent).

SIGNIFICANT CHANGES

The following discussion should be read in conjunction with our discussion of the evolution of our business, our financial condition, our results of operations and a comparison of our operating results and financial condition in preceding periods included in

Back to contents

“Item 5. Operating and Financial Review and Prospects.” It contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information—Risk Factors.” Our results may differ materially from those anticipated in the forward-looking statements.

Since the date of our consolidated financial statements, we have pursued our strategic goals to increase organic growth, obtain new contracts and enter into new partnerships and alliances.  The following are the most significant developments in our businesses since December 31, 2006.

General

On February 26, 2007, we issued a €200 million bond on international markets at a 3-month Euribor rate, maturing on August 26, 2008.  The bond was issued under the EMTN (Euro Medium Term Notes) program put in place in June 2001.  In May 2007, we proceeded with the annual update of our €12 billion EMTN program.  On May 24, 2007, we issued a €1 billion bond, with an interest rate of 5.125%, maturing on May 24, 2022.

Our combined general shareholders’ meeting held on May 10, 2007, approved the corporate and consolidated financial statements for fiscal year 2006, decided upon the payment of a dividend of €1.05 per share (a 23.5% increase compared to the dividend paid in 2006), which dividend was paid on May 15, 2007, and ratified the appointments as director of Mr. Paolo Scaroni, CEO of ENI-Italie, and of Mr. Augustin de Romanet de Beaune, CEO of the Caisse des Dépôts et Consignations.  All but one of the resolutions proposed during the combined general shareholders’ meeting were adopted.

On June 10, 2007, our board of directors approved a share capital increase bringing out share capital to €2,076,743,160, divided into 415,348,632 shares.

€2.6 Billion Rights Offering

On June 12, 2007, we announced the launch of a €2.6 billion rights offering. The offering was made through the distribution of preferential subscription rights to all shareholders, giving shareholders the right to subscribe to a total of 51,918,579 new shares (assuming certain outstanding share subscription options granted by us to our employees are not exercised, or up to 52,741,899 new shares if all such options are exercised).

The rights offering was launched in the context of the acceleration of our strategy for profitable growth.  We have realized or announced a number of targeted acquisitions recently, including:

•

The acquisition of Cleanaway UK in June 2006;

•

The acquisition of Sulo in Germany in April 2007;

•

The acquisition of 75% of TMT in Italy in June 2007; and

•

The acquisition of Thermal North America Inc. in the United States in June 2007.

Back to contents

We intend to use the net proceeds of the offering to provide our group with financial flexibility, following the series of acquisitions carried out over the last 12 months, to enable us to participate, on a selective basis, in the continuing evolution of our sector in a number of countries.

Veolia Eau

During the first quarter of 2007, Veolia Eau pursued further commercial developments in Asia and the Middle East.

In January 2007, Veolia Eau won a new 30-year contract in China relating to the concession for water supply for Lanzhou, the capital of Gansu province.  This contract was awarded by the local authorities following an international call for tenders relating to the acquisition of 45% of the municipal water company. This contract is expected to represent estimated total cumulative revenues of €1.6 billion for Veolia Eau.

Following negotiations conducted in 2006 with the sultanate of Oman, Veolia Eau signed a partnership contract in January 2007, with National Power and Water, to construct, finance and operate an important desalination by reverse osmosis plant (80,000m3 /day) near the city of Sûr. This 22-year contract represents estimated cumulative revenues of €434 million, including the construction of the new plant.

On May 2, 2007, Veolia Eau announced that it won a new contract (design, build and operate) relating to the extension of capacity of the regional surface water treatment plant of Tampa Bay in Florida, for a cumulated estimated amount of US$158.4 million (€118.9 million). Planned completion and acceptance of the facility is scheduled for the end of 2010 at the latest, the date when plant operation commences for a period of 13 years.

Veolia Eau has also won a new contract in Japan for a period of three years for the operation and maintenance of the wastewater treatment plant of Chiba. This contract, effective from April 2007, will represent a cumulated estimated revenue of €17.8 million.

On June 24, 2007, Veolia Water announced that it won a new major contract in China, for the complete management of the drinking water service and the operation of a wastewater treatment plant in the city of Haikou, the capital of one of China’s top tourist destinations, on the Island of Hainan (South China).The contract, worth estimated consolidated revenues of €780 million over 30 years, was signed with the Haikou Water Group following an international call for tenders for the acquisition of 49% of the Haikou First Water Co. Ltd, which manages drinking water services for 800,000 inhabitants in the area. Our company now operates in 20 out of 34 provinces in China, with a total of 23 contracts, in various municipalities, autonomous areas and special administrative regions.

On June 28, 2007, Veolia Water Solutions & Technologies, through its thermal desalination specialist subsidiary Veolia WST-Sidem, announced that it has been chosen to design and build one of the world’s largest desalination plants in Saudi Arabia, which will provide 800,000 m3/day of desalinated water to Jubail Industrial City and the Eastern Province of Saudi Arabia. The contract, worth an estimated $945 million (approximately €702 million) for Veolia Water, includes the complete design and building of the desalination plant by Veolia WST-Sidem. It forms part of a long-term expansion plan for power and desalination capacities in the Eastern Province of Saudi Arabia, which involves the supply of desalinated water and the production of electricity. The engineering procurement and construction (EPC) contract relating to this new water and electricity production plant was awarded to a consortium composed of General Electric (USA), Hyundai Heavy Industries (Korea) and Sidem. Sidem will supply the thermal desalination units by recuperating the heat from the power station; GE will ensure the supply of the power station equipment and Hyundai the construction of the seawater intake unit as well as some related works.

Veolia Propreté

At the beginning of 2007, Veolia Propreté had two major commercial successes.

In the United States, Veolia Propreté was awarded its eleventh operating contract for a household waste-to-energy project in January. The Pinellas plant (Florida) has three ovens and the biggest incineration unit in the United States, which is capable of supplying 45,000 homes with electricity per day. This €19 million 17-year contract represents estimated cumulative revenues of €467 million, including construction.

The London Borough of Lambeth, in the United Kingdom, renewed for seven years its contract with Cleanaway UK, which Veolia Propreté acquired on September 28, 2006. This collection and recycling contract represents estimated cumulative revenues of €156 million.

The transfer by Brambles of its subsidiary Cleanaway Asia to Veolia Propreté was finalized on February 16, 2007. This transaction includes the acquisition of a paper recycling plant in Singapore (the transfer of which occurred on November 1, 2006) by Veolia Propreté, and the right to collect biogas produced by seven storage centers in Taiwan and China, to be transformed into electricity representing a production capacity of 22 Megawatts per year.

On April 27, 2007, Veolia Environnement announced the signature of an agreement with The Blackstone Group and Apax Partners with a view to acquiring Sulo, the German number 2 in waste management, for an enterprise value of €1,450 million (including financial debt).  The closing of the transaction is expected to occur on July 2, 2007.  It will enable our waste management division to confirm its leadership position as a major waste management operator in Europe, in both the industrial and services markets (49% of Sulo’s revenues) and municipal markets (19% of revenues) and to become number two on the waste management market in Germany, with a market share that we estimate at 11%.

Back to contents

On May 31, 2007, Veolia Propreté announced the signature of an agreement for a controlling interest in TMT, the waste management and treatment subsidiary of Termomeccanica Ecologia in Italy. The transaction concerns 75% of the shares based on an enterprise value (100%) of €338 million, including €250 million of operating financial assets at the acquisition date. The stake may be raised to 100% by 2012. TMT, which reported pro forma revenue of €97 million in 2006, is specialized in the design and operation of waste treatment facilities and is the largest private operator in the thermal waste treatment market in Italy. Finalization of the transaction, which is currently expected by September 2007, is subject to the completion of the last acquisition audits and the approval of the relevant antitrust authorities.  Following completion, Veolia Propreté will be the number one private operator for the management and treatment of waste in Italy, with an estimated 28% of the incinerating market.

Dalkia (Veolia Energy Services)

At the end of March 2007, Dalkia finalized the purchase of the Hungarian company Sinesco from Raffeisen Lizing. Sinesco operates 26 gas engines on sites (41Mwe of power) installed in 15 independent processes all contracted to sell heat, mainly to heating networks, and electrical supply contracts benefiting from co-generation regulations providing for an obligation by local electricity distributors to purchase co-generated electricity at a favorable price. Sinesco’s expected consolidated revenues for 2007 are estimated at €29 million.

On January 31, 2007, Dalkia announced the acquisition of Pannon Power, the owner of a co-generation and biomass plant approximately 200 kilometers south of Budapest (contract signed on November 28, 2006). The plant, which supplies the second largest Hungarian heating network also managed by Pannon Power, is located in Pecs (the fifth largest city in Hungary). Pannon Power realized consolidated revenues of approximately €64 million in 2006 and expected consolidated revenues for 2007 are estimated at approximately €60.5 million.

Moreover, the beginning of 2007 saw the purchase of the thermal center “Elektràrna Kolin” in the town of Kolin in the Czech Republic. On January 24, 2007, Dalkia Ceska Republika, a subsidiary of Dalkia, finalized the acquisition of 90.3% of EKO, which includes the production center and the heating distribution network for the town of Kolin. The acquisition of this heating and electrical (299 MWt, 17MWe) production and distribution company reinforces Dalkia’s position in Bohemia.

In May 2007, Dalkia, through its Chinese subsidiary Dalkia Urban Heating, won a contract for the operation and development of its first heating network in China. This new contract, relating to the operation and development for 25 years of the district heating network in Jiamusi (located near China’s north-eastern border with Russia), is expected to generate cumulated estimated revenue of €650 million during the whole contract and to enable more than 600 employees to join Dalkia’s teams.

On May 31, 2007, Dalkia announced that it would assume the build and operate project for the Southwest district heating network in Harbin (northeast of China, with a population of 9.5 million) through the acquisition of a majority interest in the company YangGuang. This transaction represents for Dalkia an investment of €70 million and a forecast revenue for the first year of network operation of €19 million. The Southwest network will eventually provide heating to more than 17 million square meters of building space in a 52-square-kilometer area. At a future date, the network will be supplied by a co-generation plant. This project makes Dalkia a top-tier operator in heating systems in China.

In June 2007, Veolia Environnement announced the acquisition of Thermal North America, a major operator on the market of heating and cooling networks in the United States, for an enterprise value of US$788 million.  With this acquisition, Dalka becomes a major player in the United States, with a market share that we estimate at approximately 10%.  Thermal North America is present in various regional markets on the leading edge of environmental stewardship, particularly the northeast and California.  Thermal North America is also present in power generation (through cogeneration) and comprehensive building management services.  This transaction remains subject to regulatory approvals, which we hope to obtain at the end of 2007 or beginning of 2008.

Veolia Transport

In the Fall of 2006, a group that includes Veolia Transport was awarded a contract for the design, financing, construction and operation of the LESLYS express Tramway (23 km) between the Lyon Part-Dieu station and the Lyon Saint-Exupéry airport station. The concession company, RhônExpress constituted by the group (in which Veolia Transport holds a 28% interest), concluded the concession contract with the Regional Council at the end of January 2007. This 30-year contract is expected to generate estimated revenues for Veolia Transport of €459 million. The tramway should be operational as of the end of 2008.

In the Netherlands, Veolia Transport won a contract to operate the public bus transport network in the west of the Brabant region. Signed on January 1, 2007, this eight-year contract will utilize 600 employees and 300 buses. Its estimated cumulative revenues are €480 million.

On May 23, 2007, Veolia Environnement announced the appointment of Cyrille du Peloux as chief executive officer of Veolia Transport.  He replaces Stéphane Richard.  Mr. du Peloux began his career in the Ministry of Industry in 1979.  After carrying out various functions within the Bouygues group and holding the position of chairman and chief executive officer of Lyonnaise de Communication, he was chief executive officer of Bull from 1999 to 2002, when he joined the Veolia Environnement Group.

Back to contents

ITEM 9. THE OFFER AND LISTING

TRADING MARKETS

Our ordinary shares are listed on the Eurolist of Euronext Paris (Compartment A). Since August 8, 2001, our shares have been included in the CAC 40, the main index published by Euronext Paris. Our shares have been listed on The New York Stock Exchange in the form of American Depositary Shares (“ADSs”) since October 5, 2001. Each ADS represents one ordinary share.

The Eurolist market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist Market, a new single regulated market, which has replaced the regulated cash markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché to the Eurolist Market.

Since February 21, 2005, all securities approved for admission to trading on Euronext Paris have been traded on a single market: Eurolist by Euronext™. The Eurolist Market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The Eurolist Market is divided into three capitalization compartments: “A” for capitalizations over €1 billion, “B” for capitalizations between €1 billion and €150 million, and “C” for capitalizations less than €150 million.
Trading on the Eurolist market

Securities admitted to trading on the Eurolist Market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Eurolist Market in one of two categories (continuous (“continu”) or fixing), depending on whether they belong to certain indices or compartments and/or on their trading volume. Our shares trade in the category known as continu, which includes the most actively traded securities. Shares are traded on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m., respectively). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share belonging to the continu category after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the closing auction price plus or minus 1%.

Euronext Paris may temporarily suspend trading in a security admitted to trading on the Eurolist Market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to shares belonging to the continu category, once trading has commenced, suspensions for a reservation period of 4 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 10% from a reference price (e.g., opening auction price) or by more than 2% (with respect to French issuers) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on the Eurolist Market in certain circumstances including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Trades of securities admitted to trading on the Eurolist Market are settled on a cash basis on the third day following the trade. For certain securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés — OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been recorded in the purchaser’s account. Under French securities regulations, if the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid.

Prior to any transfer of securities listed on the Eurolist Market of Euronext Paris held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered central security depositary. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Eurolist Market are cleared through LCH.Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the accredited intermediary or other agent involved in the transaction.

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

	High	Low	Trading Volume(1)
	————	————	————
2007
May	63.09	59.55	34,468,682
April	61.15	55.30	34,781,004
First Quarter	57.10	50.60	99,535,891
March	53.98	50.60	35,466,787
February	56.67	52.45	27,198,573
January	57.10	51.80	36,870,531
2006
Fourth Quarter	58.40	46.12	97,560,487
December	58.40	49.15	29,356,526
Third Quarter	48.69	42.71	119,763,237
Second Quarter	49.45	36.49	150,220,240
First Quarter	46.40	37.82	97,080,563
2005
Fourth Quarter	39.14	33.80	98,720,710
Third Quarter	35.40	29.56	102,226,960
Second Quarter	31.82	27.17	110,251,403
First Quarter	28.42	25.21	122,493,492
2004
Fourth Quarter	26.63	23.11	107,660,963
Third Quarter	23.54	21.02	83,118,617
Second Quarter	23.69	21.06	94,359,760
First Quarter	24.56	21.30	96,749,828
2003
Fourth Quarter	21.78	18.08	109,232,584
Third Quarter	19.79	16.00	99,705,921
Second Quarter	20.28	14.58	119,016,453
First Quarter	24.93	14.40	93,519,693
2002
Fourth Quarter	25.99	20.09	63,023,202
Third Quarter	31.25	17.18	111,250,501
Second Quarter	39.10	27.00	136,136,840
First Quarter	39.20	33.55	57,297,156

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

	High	Low	Trading Volume (1)
	————	————	————
2007
May	86.14	80.64	1,513,500
April	83.52	74.94	909,800
First Quarter	74,91	67,00	4,014,770
March	74.91	68.20	1,304,700
February	74.10	67.00	1,011,570
January	73.32	67.61	1,698,500
2006
Fourth Quarter	75.87	58.00	3,134,000
December	75.87	65.61	1,294,000
Third Quarter	61.61	48.80	4,751,000
Second Quarter	62.70	46.14	4,357,400
First Quarter	56.40	46.15	2,069,500
2005
Fourth Quarter	46.43	40.70	982,900
December	46.43	42.57	326,800
Third Quarter	43.45	35.75	729,500
Second Quarter	39.65	35.24	1,340,600
First Quarter	36.46	33.07	682,700
2004
Fourth Quarter	36.45	28.95	584,100
Third Quarter	29.07	25.65	219,500
Second Quarter	28.77	25.05	559,400
First Quarter	31.25	26.79	873,900
2003
Fourth Quarter	27.45	20.65	984,697
Third Quarter	23.19	18.30	1,070,478
Second Quarter	23.42	16.00	352,079
First Quarter	26.08	16.04	660,990
2002
Fourth Quarter	25.48	20.90	615,272
Third Quarter	30.60	18.10	420,278
Second Quarter	34.20	28.11	243,778
First Quarter	34.20	29.53	128,785

____________________________

Source: New York Stock Exchange

(1)

Regarding trading volume, since September 2006, we have relied on data published by the New York Stock Exchange (accessible on the New York Stock Exchange’s website (www.nyse.com)).  Prior to September 2006,we relied on data published by the Bank of New York, which included off-market transactions.  As a result, the trading volume data set forth in the table above may vary slightly depending on the source.

We urge you to obtain current market quotations.

Back to contents

ITEM 10. ADDITIONAL INFORMATION

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

Back to contents

Voting Rights

Each of our shares carries the right to cast one vote in shareholders’ meetings.

Liquidation Rights

If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Preferential Subscription Rights

Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our company for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company’s governing board and statutory auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

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

Amendments to Rights of Holders

Rights of a given class of shareholders can be amended only by action of an extraordinary general meeting of the class of shareholders affected. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The quorum requirements for a special meeting are one third of the voting shares, or one fifth upon resumption of an adjourned meeting.

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

•

appointing statutory auditors; and

•

declaring dividends or authorizing dividends to be paid in shares.

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

Back to contents

Convening Shareholders’ Meetings

The French commercial code requires our board of directors to convene an annual ordinary general meeting of shareholders to approve our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the French commercial court (Tribunal de Commerce).  The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, our statutory auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

•

one or several shareholders holding at least 5% of our share capital;

•

in cases of urgency, designated employee representatives or any interested party;

•

duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;

•

in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances; or

•

Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders’ meeting after a public offer or a sale of a controlling stake of our capital.

Notice of Shareholders’ Meetings

We must announce general meetings at least 35 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders and a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail. The notice must contain a statement informing the shareholders that they may propose additional resolutions to the board of directors either (i) twenty five days before the date of the meeting, or (ii) within twenty days of the publication of the notice when such notice was published more than 45 days before the date of the shareholders’ meeting.

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

In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the board of directors regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors after the publication of the preliminary notice in BALO as described above by:

•

designated employee representatives;

•

one or several shareholders holding a specified percentage of shares; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

The board of directors must submit properly proposed resolutions to a vote of the shareholders.

•

Any shareholder may submit written questions to the board of directors relating to the agenda for the meeting at least four business days before the shareholder’s meeting. Such shareholder must also provide a certificate evidencing share ownership. The board of directors must respond to these questions during the meeting.

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

The right to participate in general meetings is subject to the record of the shares in the name of the shareholder or of the accredited intermediary registered on behalf of such shareholder at least three business days prior to the meeting, at zero hours, Paris time, either in the shareholders’ register held by our company, or in the bearer share account held by the intermediary. The registration or record in the bearer share account held by the authorized intermediary is authenticated by a certificate of participation issued by such authorized intermediary, attached to the postal or proxy voting form or as part of an application for an admission card in the shareholder’s name or on behalf of the shareholder represented by the registered intermediary. A certificate is also issued to any shareholder who wishes to attend the meeting in person and has not received an admission card by the third business day prior to the meeting, at zero hours, Paris time.

Back to contents

Proxies and Votes by Mail

In general, all shareholders who have properly recorded their shares, and / or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

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

Quorum

The French commercial code requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

•

an ordinary general meeting; or

•

an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium, or where an authorization is proposed to issue warrants with preferential rights to subscribe shares of the company during a takeover bid period.

The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium, or where an authorization is proposed to issue warrants with preferential rights to subscribe shares of the company during a takeover bid period. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

In instances where we have given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum (or a majority as discussed below) exists.

Majority

A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary general meeting, or at an extraordinary general meeting concerning either a capital increase by incorporation of reserves, profits or share premium or an authorization to issue warrants with preferential rights to subscribe shares of the company during a takeover bid period. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

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

Trading in Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital. To acquire our own shares, we must obtain the approval of our shareholders at an ordinary general meeting.  In addition, under French law, we are required to disclose through a publication on our website the transactions we carry out with respect to our shares within seven days after their occurrence as well as monthly. On a monthly basis, we must also provide the AMF with the details of the transactions we have carried out with respect to our shares during the preceding month.

At the general shareholders’ meeting held on May 10, 2007, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time and by any means, including block trades and combinations of financial

Back to contents

derivative instruments, subject to market regulations and the 10% limit provided by law.  This program allows us to repurchase or sell shares for the purpose of:

•

implementing stock option plans,

•

awarding or selling shares to employees in connection with a company savings plan established in accordance with applicable law,

•

awarding free shares to employees,

•

delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner,

•

delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales or contributions,

•

enhancing the secondary market or liquidity in respect of our shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to rules set forth by the AMF,

•

the completion of purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions, and

•

canceling all or a portion of repurchased shares.

Share repurchases are subject to the following conditions: (i) the number of shares that we are allowed to purchase over the course of the share repurchase program may not exceed 10% of our share capital, or approximately 41,079,584 shares as of December 31, 2006, (ii) the number of shares we may acquire to be held in treasury subsequently delivered in connection with mergers, spin-offs, or contributions may not exceed 5% of our share capital, and (iii) the number of shares that we may hold at any given moment may not exceed 10% of our share capital.

The maximum repurchase price under the program is €90 per share (or the corresponding amount in any other currency).  The maximum purchase price applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 10, 2007, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1.5 billion under the program.  Our board of directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers.  The shareholders’ authorization for this program expires at the latest on November 10, 2008, which is 18 months after the date of the shareholders’ meeting that approved the program.

The share repurchase program approved on May 10, 2007 replaces our previous share repurchase program that was approved at our general shareholders’ meeting held on May 11, 2006.  Share repurchases made pursuant to the program authorized on May 11, 2006 are detailed in Item 16E below.

As of June 15, 2007, we held 15,145,049 shares, representing 3.65% of our share capital.  The accounting value (not including provisions) of our total portfolio at that date was €477,040,433, while the market value was €875,383,832. None of our subsidiaries held any of our shares as of that date.  We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions — Disclosure of Substantial Shareholdings

Our statuts currently provide that any person or group that fails to notify us within 15 days of acquiring, directly or indirectly, or disposing of 1% or any multiple of 1% of our shares or voting rights can be deprived of voting rights for shares in excess of the unreported fraction if it is so required by one or several shareholders holding at least 1% of our share capital or voting rights. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

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

To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. However, these obligations are deemed to be fulfilled and not to apply to listed

Back to contents

companies that are required to publish and send to the AMF on a monthly basis the total number of shares and voting rights composing their share capital, if such numbers have varied since the last publication.

If any person fails to comply with the legal notification requirement and if it is so required by one or several shareholders holding at least 1% of our share capital or voting rights, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our chairman, any shareholder or the AMF, and may be subject to a fine.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the remaining outstanding share capital of such company.

In addition, a number of provisions of the French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow shares with double voting rights and limitations on the voting power of shareholders.

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

Back to contents

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

Taxation on Sale or Disposition of Shares or ADSs

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

A 1.1% ad valorem registration duty (subject to a maximum of €4000 per transfer) applies to certain transfers of shares in French companies.  This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

Back to contents

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares or ADSs that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares or ADSs as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

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

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid.  The Treaty has been approved for the purposes of the qualified dividend rules.  Based on our company’s audited financial statements and relevant market and shareholder data, our company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable years.  In addition, based on our company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our company does not anticipate becoming a PFIC for its 2007 taxable year.  Accordingly, dividends paid by our company in 2007 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our company was a PFIC and such holder did not make a mark-to-market election.

Holders of ADSs and shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for purposes of determining the credit for foreign income taxes allowed under the Code.  Subject to certain limitations,

Back to contents

French income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes.  Alternatively, such French withholding tax may be taken as a deduction against taxable income.  Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities.  U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, you must complete and deliver to the paying agent (through its account holder), a treaty form (Form 5000) to certify in particular that:

•

you are beneficially entitled to the dividend;

•

you are a U.S. resident within the meaning of the Treaty;

•

the dividend is not derived from a permanent establishment or a fixed base that you own in France; and

•

the dividend received is or will be reported to the tax authorities in the United States.

For partnerships or trusts, claims for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If Form 5000 is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and you would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second year following the year in which the dividend is paid.

Copies of Form 5000 and Form 5001 can be downloaded from the French tax authorities’ website (www.impots.gouv.fr) and are also available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents in France (10 rue du Centre, 93160 Noisy-le-Grand).

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

In general, for U.S. federal income tax purposes, a U.S. holder that sells, exchanges or otherwise disposes of its shares or ADSs will recognize capital gain or loss in an amount equal to the U.S. dollar difference between the amount realized for the shares or ADSs and the holder’s adjusted tax basis (determined in U.S. dollars) in the shares or ADSs.  Such gain or loss generally will be U.S.-source gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

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

Back to contents

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

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

Our company is a corporation organized under the laws of France. All of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

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

Back to contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our operating and financing activities, we are exposed to the following market risks: interest rate risk, foreign exchange risk, counterparty risk, liquidity risk and equity risk.

In order to reduce our exposure to these risks, we centralize the management of these financial risks in order to ensure better control. Activities are based on the management rules detailed in the internal manual “Rules governing financing/treasury management and related risks” widely distributed to Group entities. These rules are based on the principles of security, transparency and effectiveness.

We use various derivative instruments to reduce and manage our exposure to fluctuations in interest rates, exchange rates and commodity prices, not all of which qualify for hedge accounting. All these derivatives are recognized in the balance sheet at fair value.

See Note 32 to our consolidated financial statements for additional information about derivative instruments accounting and market risk management.

Exposure to Interest Rate Risk

Our exposure to interest rate risk is mainly attributable to our financial debt net of cash and cash equivalents. We manage a structural fixed/floating rate position in order to limit the impact of interest rate fluctuations on our net income and to optimize the cost of debt. For this purpose we use firm and optional interest rate swap instruments (swaps, caps, floors, etc.).

Our financing structure exposes us naturally to the risk of interest rate fluctuations. As such, fixed-rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt exposes future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for our main short-term credit lines). The medium- and long-term debt comprises both fixed- and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, Moroccan dirham and Chinese yuan.

The following table shows a breakdown of our gross debt before and after hedging :

(€ million)	As of December 31, 2006		As of December 31, 2005 adjusted		As of December 31, 2004 adjusted
	Out-standing	% total debt	Out-standing	% total debt	Out-standing	% total debt
Fixed rate	11,290.6	65,1%	10,586.5	65.3%	9,651.4	54.8%
Floating rate	6,042.3	34.9%	5,619.0	34.7%	7,966.6	45.2%
Total before hedging	17,332.9	100.0%	16,205.5	100.0%	17,618.0	100.0%
Fixed rate	9,119.8	52.6%	8,494.8	52.4%	7,166.8	40.7%
Capped floating rate	1,862.6	10.8%	1,751.0	10.8%	1,989.7	11.3%
Floating rate	6,350.5	36.6%	5,959.7	36.8%	8,461.5	48.0%
Total after hedging	17,332.9	100.0%	16,205.5	100.0%	17,618.0	100.0%
Fair value adjustments to hedging derivatives	28.8		162.3		284.0
Total Long- and short-term borrowing	17,361.7		16,367.8		17,902.0

Total gross debt as of December 31, 2006 after hedging was 52.6% fixed-rate and 47.4% floating-rate, including 10.8% at capped floating rates. As of December 31, 2006, all U.S. dollar and euro caps in the notional amount of €1,780  million were in the money.

The sensitivity of financial expenses is set forth below. We manage our exposure to interest rate fluctuations based on floating-rate debt net of cash, with the breakdown of our floating-rate debt by maturity as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	2,658.0	-	-	2,658.0
Total floating-rate liabilities	(3,360.1)	(1,872.2)	(809.9)	(6,042.3)
Net position before hedging	(702.1)	(1,872.2)	(809.9)	(3,384.3)
Derivative instruments (*)	180.4	1,243.0	(1,814.7)	(391.3)
Net position after active management and hedging	(521.7)	(629.2)	(2,624.7)	(3,775.6)
Caps not activated (**)		72.8	10.1	82.9
Total	(521.7)	(556.4)	(2,614.6)	(3,692.7)
(*)Hedging financial instruments excluding caps which are out of the money. (**) Mainly CZK caps out of the money as of December 31, 2006

Back to contents

Floating-rate debt maturing within less than one year is to a large extent hedged by excess cash balances invested at short-term rates. Floating-rate net debt is therefore €3,775.6 million (euro-equivalent), that is 25.7% . As such, 74.3% of net debt is at fixed rates, including 12.1% at capped floating rates. These caps are activated as of December 31, 2006 and, as such, are considered fixed rates.

Assuming a constant net debt policy, a 0.25% increase in interest rates would generate an increase in annual finance costs, excluding market impacts, of €9.4 million.

In 2005, assuming a constant net debt policy, a 0.25% increase in interest rates would generate an increase in annual finance costs, excluding market impacts, of €12 million.

See Notes 19 and 21 to our consolidated financial statements for information about the principal changes in our long-term and short-term borrowings, respectively.

A certain number of derivative instruments used as part of our management policy are not qualified as hedges under IAS 32 and 39. We do not, however, consider these transactions to be of a speculative nature and view them as necessary to the effective management of our exposure.

Derivatives designated as non-hedge break down as follows as of December 31, 2006:

(€ million)	Notional amounts as of December 31, 2006				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	336.8	-	8.1	328.7	-	1.0
Floating-rate receiver / fixed-rate payer swaps	281.3	239.3	-	42.0	0.6	0.8
Floating-rate receiver / floating-rate payer swaps	803.2	652.0	1.2	150.0	0.8	8.8
Total firm financial instruments	1,421.3	891.3	9.3	520.7	1.4	10.6
Purchases of caps	2,263.7	700.0	753.6	810.1	27.5	-
Sales of caps (*)	772.8	700.0	72.8	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	2.1
Total optional financial instruments	3,236.5	1,400.0	826.4	1,010.1	27.5	2.1
Total derivatives not qualifying for hedge accounting	4,657.8	2,291.3	835.7	1,530.8	28.9	12.7
(*)Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

(€ million)	Notional amounts as of December 31, 2005 adjusted				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	752.8	-	2.1	750.7	6.4	0.5
Floating-rate receiver / fixed-rate payer swaps	298.2	-	259.7	38.5	-	4.5
Floating-rate receiver / floating-rate payer swaps	866.0	211.9	654.1	-	0.4	-
Currency swaps	-	-	-	-	-	-
Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0
Purchases of caps	2,533.3	-	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	-	769.0	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	3,302.3	-	2,090.1	1,212.2	24.2	1.7
Total derivatives not qualifying for hedge accounting	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7

(*)

Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

Back to contents

(€ million)	Notional amounts as of December 31, 2004 adjusted				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	139.6	-	-	139.6	5.5	-
Floating-rate receiver / fixed-rate payer swaps	1,257.1	-	867.8	389.3	4.9	69.3
Floating-rate receiver / floating-rate payer swaps	342.8	154.5	188.3	-	0.1	1.7
Currency swaps	190.4	-	190.4	-	24.1	0.2
Total firm financial instruments	1,929.9	154.5	1,246.5	528.9	34.6	71.2
Purchases of caps	2,005.3	161.4	950.2	893.7	16.9	-
Sales of caps (*)	765.7	-	765.7	-	-	0.3
Sales of swaptions	183.5	-	183.5	-	-	5.8
Total optional financial instruments	2,954.5	161.4	1,899.4	893.7	16.9	6.1
Total derivatives not qualifying for hedge accounting	4,884.4	315.9	3,145.9	1,422.6	51.5	77.3

(*)

Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

Sensitivity of finance costs:

The portfolio of interest rate derivatives not qualifying for hedge accounting generates a certain volatility in net financial income.

As of December 31, 2006, the sensitivity of the non-hedging portfolio to a change in interest rates is as follows:

•

a 0.25% increase in the interest rate would increase the market value of the non-hedging portfolio by €2.6 million, offsetting the increase in the finance cost;

•

a 0.25% decrease in the interest rate would decrease the value of this portfolio by €2.9 million, off setting the improvement of finance cost.

Exposure to Foreign Currency Risk

Our international activities, performed in nearly 65 countries, generate significant foreign currency flows. We are mainly exposed to foreign exchange risk on its balance sheet “assets” position. Our trading activities do not expose it to significant exchange rate risk.

Our central treasury department manages foreign exchange risk centrally within limits set by our Chief Financial Officer. We use derivative instruments to hedge our exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards).

Management of foreign exchange transaction risk:

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

The asset exposure hedging strategy primarily involves ensuring that our company do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses and hedging certain net foreign investments (IAS 21/IAS 39), and notably inter-company loans designated as loans and receivables forming part of a net investment.

Back to contents

Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million) Financial instrument	Notional amount as of December 31, 2006 by currency and maturity					Fair value of derivative instruments
	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency receiver swaps	HKD	55.9	55.9	-	-	2.1	-
	JPY	14.5	14.5	-	-	0.1	-
	MXN	1.4	1.4	-	-	-	0.0
	PLN	78.3	78.3	-	-	0.8	-
	SKK	112.7	112.7	-	-	0.1	4.3
Embedded derivatives (forward sale)	KRW	82.5	15.9	52.8	13.8	2.7	-
Cross currency swaps: floating rate receiver/floating rate payer	USD	299.1	-	299.1	-	36.2	-
Total currency derivatives		644.3	278.6	351.8	13.8	42.1	4.3
USPP borrowings	USD	285.1	-	-	285.1	n/a	n/a
Syndicated loan	CZK	203.9	-	203.9	-	n/a	n/a
Total financing		489.0	-	203.9	285.1	n/a	n/a

(€ million) Financial instrument	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments
	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency receiver swaps	NOK HKD PLN	86.1 13.3 76.8	86.1 13.3 76.8	- - -	- - -	1.9 - 0.2	- 0.3 -
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	-
Cross currency swaps: floating rate receiver/floating rate payer	HKD	44.8	44.8	-	-	1.0	-
	USD	299.0	-	299.0	-	5.5	-
Total currency derivatives		620.3	238.8	356.3	25.2	13.8	0.3
USPP borrowings	USD	302.6	-	-	302.6	n/a	n/a
Syndicated loan	CZK	211.6	-	211.6	-	n/a	n/a
Total financing		514.2	-	211.6	302.6	n/a	n/a

(€ million)	Notional amount as of December 31, 2004, by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Embedded derivatives (forward sale)	KRW	116.8	16.5	62.6	37.7	20.3	-
Cross currency swaps: floating rate receiver/floating rate payer	HKD USD	44.8 299.0	- -	44.8 299.0	- -	6.9 44.7	- -
Total currency derivatives		460.6	16.5	406.4	37.7	71.9	-
USPP borrowings	USD	262.0	-	-	262.0	n/a	n/a
Syndicated loan	CZK	216.6	-	216.6	-	n/a	n/a
Total financing		478.6	-	216.6	262.0	n/a	n/a

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

Back to contents

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2006 of €42.8 million comprise:

-

foreign exchange losses of €11 million on an unhedged U.S. dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;

-

the impact of exchange rate fluctuations for an amount of €25 million coming from investment hedges in the Water Division in the Czech Republic (€21 million) and Slovakia (€4 million);

-

the impact of exchange rate fluctuations for an amount of €3 million coming from investment hedges in the Dalkia Division in Poland.

Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

Each month, we determine our foreign exchange position and enter into hedging transactions once we have quantified our foreign exchange exposure and in particular the overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position are accounted for as trading transactions, with fair value movements recognized directly in net income.

The portfolio of currency derivatives not qualifying for hedge accounting comprises currency forwards and currency options with a maturity of less than two years:

Notional	As of December 31, 2006
(€ million)	Total	USD	GBP	AUD	CAD	CHF	CZK	PLN	NOK	SEK	Other
Forward purchases	37.0	23.5	-	0.7	-	-	-	-	-	4.2	8.6
Forward sales	51.7	19.4	-	10.2	-	-	-	-	4.2	-	17.9
Total currency forwards	88.7	42.9	-	10.9	-	-	-	-	4.2	4.2	26.5
Currency receiver swaps	145.3	-	-	2.8	-	4.9	135.7	-	1.0	0.9
Currency payer swaps	2,460.0	730.4	1,092.5	147.8	25.7	33.1	3.5	87.4	132.3	98.2	109.1
Total currency swaps	2,605.3	730.4	1,092.5	150.6	25.7	38.0	139.2	87.4	133.3	99.2	109.1
Put options	10.6	10.6	-	-	-	-	-	-	-	-	-
Total currency options	10.6	10.6	-	-	-	-	-	-	-	-	-

Notional	As of December 31, 2005 adjusted							As of December 31, 2004 adjusted
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	39.7	15.9	13.1	-	-	-	10.7	54.9	25.6	24.2	-	-	-	5.1
Forward sales	48.8	34.9	1.8	-	-	-	12.1	24.1	5.1	14.9	-	-	-	4.1
Total currency forwards	88.5	50.8	14.9	-	-	-	22.8	79.0	30.7	39.1	-	-	-	9.2
Currency receiver swaps	98.7	12.1	0.6	1.3	0.8	1.1	82.8	114.0	9.6	21.9	-	-	1.4	81.1
Currency payer swaps	1,428.1	317.9	602.1	168.4	46.8	91.3	201.6	1,529.2	587.0	430.2	134.6	118.0	98.2	161.2
Total currency swaps	1,526.8	330.0	602.7	169.7	47.6	92.4	284.4	1,643.2	596.6	452.1	134.6	118.0	99.6	242.3
Call options	-	-	-	-	-	-	-	3.2	3.2	-	-	-	-	-
Put options	3.6	3.6	-	-	-	-	-	4.0	4.0	-	-	-	-	-
Total currency options	3.6	3.6	-	-	-	-	-	7.2	7.2	-	-	-	-	-

Back to contents

Fair value	As of December 31, 2006
(€ million)	Total	USD	GBP	AUD	CAD	CHF	CZK	PLN	NOK	SEK	Other
Forward purchases	(1.5)	(1.6)								0.1
Currency receiver swaps	0.7						0.7
Total currency swaps and forward purchases	(0.8)	(1.6)	0.0	0.0	0.0	0.0	0.7	0.0	0.0	0.1	0.0
Forward sales	0.6	0.3									0.3
Currency payer swaps	10.5	8.5	0.7	(1.1)	1.5	0.8		(0.3)	0.5
Total currency swaps and forward sales	11.2	8.8	0.7	(1.1)	1.5	0.8	0.0	(0.3)	0.5	0.0	0.3
Put options	-	-
Total currency options	-	-
Derivatives not qualifying for hedge accounting (*)	10.4	7.2	0.7	(1.1)	1.5	0.8	0.7	(0.3)	0.5	0.1	0.3

Fair value	As of December 31, 2005							As of December 31, 2004
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	(1.8)	(1.6)	-	-	-	-	(0.2)	(3.4)	(3.1)	-	-	-	-	(0.3)
Currency receiver swaps	(0.3)	0.4	-	-	-	-	(0.7)	(0.6)	(1.0)	(0.3)	-	-	-	0.7
Total currency swaps and forward purchases	(2.1)	(1.2)	-	-	-	-	(0.9)	(4.0)	(4.1)	(0.3)	-	-	-	0.4
Forward sales	(1.6)	(1.4)	-	-	-	-	(0.2)	-	0.5	(0.5)	-	-	-	-
Currency payer swaps	(5.4)	(5.3)	1.5	-	(0.1)	(0.1)	(1.4)	4.3	2.0	1.5	(3.3)	2.0	0.7	1.4
Total currency swaps and forward sales	(7.0)	(6.7)	1.5	-	(0.1)	(0.1)	(1.6)	4.3	2.5	1.0	(3.3)	2.0	0.7	1.4
Derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	-	(0.1)	(0.1)	(2.5)	0.3	(1.6)	0.7	(3.3)	2.0	0.7	1.8

(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency-denominated net debt (comprising foreign currency borrowings and foreign currency-denominated inter-company loans and borrowings), to reduce the sensitivity of foreign currency-denominated debt, net of cash and cash equivalents, to fluctuations in foreign exchange rates.

The following table presents a break down of the foreign exchange exposure as of December 31, 2006 of Veolia Environnement SA’s foreign currency-denominated debt, net of cash and cash equivalents, taking into account currency derivatives:

	VE SA foreign currency-denominated net debt	Open position in € million*	Impact of a 10% change in exchange rates against the euro
GBP	7.8	11.6	1.1
PLN	9.5	2.5	0.2
USD	31.0	23.5	2.1
CHF	4.3	2.7	0.2
CAD	2.3	1.5	0.1
Other (€ million equivalent)		19.1	1.7
Total	n/a	60.9	5.5

* Accounting position

The above table shows that a 10% increase in all foreign currencies against the euro would generate foreign exchange gains of €5.5 million.

Back to contents

Exposure to Commodity Risk

Fuel and electricity risks

Fuel prices can be subject to significant fluctuations. Nonetheless, our activities have not been materially affected and should not be materially affected in the future by the cost or availability of fuel or other commodities, as the contracts entered into by us generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As of December 31, 2006, the fair value of related derivative instruments totaled €64.2 million in assets and €25.8 million in liabilities and did not qualify for hedge accounting. Transactions mainly concern options to purchase electricity held by the company carrying the Braunschweig contract and covering the period 2007 to 2025 of €55.8 million, based on period-end valuation assumptions and commitments to sell electricity covering the period 2007 to 2011 of €23.8 million, based on the same valuation assumptions.

Contract notional amounts are as follows:

(€ million)		Notional contract amount by maturity
		Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase options	in Gwh	16,511	886	3,501	12,124
	in € million	717.0	37.5	150.3	529.2
Electricity sale commitments	in Gwh	3,811	876	2,935
	in € million	184.4	39.3	145.1

Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2007, for 2 million metric tons. These swaps are recorded in balance sheet assets for a net carrying amount of €7.2 million.

Exposure to Equity Risk

As of December 31, 2006, we held 15,254,308 of our own shares with a market value of €890.9 million and a net carrying amount of €479.7 million deducted from equity.

As part of its cash management strategy, we hold UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Back to contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13 a—15 (f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2006 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes:

-

In conformity with International Financial Reporting Standards as adopted by the European Union and

-

As it pertains to the information relating to the nature and effect of differences between those International Financial Reporting Standards as adopted by the European Union and accounting principles generally accepted in the United States of America, as detailed in the notes to the consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by Salustro Reydel and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006, which is included herein.

For an attestation report of our independent registered public accounting firms, see the report of Salustro Reydel and Ernst & Young et Autres, independent registered public accounting firms, included under “Item 18. Financial Statements” on page F-2.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Jean-Marc Espalioux*, Paul-Louis Girardot and Murray Stuart* qualify as “audit committee financial experts” within the meaning of this Item 16A, two of whom are independent(*) based on criteria set forth in the board’s charter (and all of whom are deemed to be independent based on criteria of the NYSE manual).

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16.B. of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and other officers performing similar functions, as designated

Back to contents

from time to time. Our code of ethics was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, and is incorporated by reference herein.  We will disclose any amendment to the provisions of such code of ethics or any waiver that our board of directors may grant.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, we have engaged two independent accounting firms to audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations.  In respect of fiscal year 2006, our independent auditors are Ernst & Young et Autres and Salustro Reydel, a member of KPMG International.  In accordance with French law, we consider each of these auditing firms as our principal accountants.  During 2006, we paid total fees of €21.7 million to KPMG and €20.1 million to Ernst & Young for the services described below.

Audit Fees

During 2006, we paid €14.4 million in fees to KPMG and € 14.5 million to Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements.  During 2005, we paid €13.1 million in fees to KPMG and €13.0 million to Ernst & Young in connection with such services.

Audit-Related Fees

During 2006, we paid €7.3 million in fees to KPMG and €5.6 million to Ernst & Young for services that are reasonably related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, certifications to third parties and specific review on the IFRS implementation project.  During 2005, we paid €6.6 million in fees to KPMG and €3.9 million to Ernst & Young in connection with such services.

Tax Fees

During 2006, we did not pay any fees to KPMG or to Ernst & Young for services related to tax compliance, tax advice and tax planning.  During 2005, we did not pay any fees to KPMG or to Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2005 and 2006, we did not pay any fees to KPMG or to Ernst & Young for products and services other than the ones noted above.

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

During 2006, no services were provided to our company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Back to contents

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2006, the following purchases of our shares were made by our company:

Period	Total number of shares purchased	Average price paid per share (in euros)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may be allocated to the purchase of shares under the plans or programs (in euros)
01/01/2006 to 01/31/2006	0	n/a	0	1,000,000,000
02/01/2006 to 02/28/2006	0	n/a	0	1,000,000,000
03/01/2006 to 03/31/2006	0	n/a	0	1,000,000,000
04/01/2006 to 04/30/2006	0	n/a	0	1,000,000,000
05/01/2006 to 05/31/2006	0	n/a	0	1,500,000,000
06/01/2006 to 06/30/2006	689,000	39.08	689,000	1,500,000,000
07/01/2006 to 07/31/2006	2,000,000	40.00	2,000,000	1,500,000,000
08/01/2006 to 08/31/2006	0	n/a	0	1,500,000,000
09/01/2006 to 09/30/2006	0	n/a	0	1,500,000,000
10/01/2006 to 10/31/2006	0	n/a	0	1,500,000,000
11/01/2006 to 11/30/2006	0	n/a	0	1,500,000,000
12/01/2006 to 12/31/2006	0	n/a	0	1,500,000,000

At the general shareholders’ meeting held on May 12, 2005, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer our shares at any time and by any means, on the market or over-the counter, including through block trades, issuance of convertible securities and combinations of financial derivative instruments granting rights to our shares by means of conversion, exchange, reimbursement, exercise of warrants or other instruments, in an amount of up to 10% of our share capital.  Pursuant to French law, we may not hold more than 10% of our share capital at any time.  The maximum repurchase price under this program was fixed by shareholders at €37 per share and the maximum amount that may be allocated to the share repurchase program was set at €1 billion.  This program expired on May 11, 2006, when it was replaced by a new program authorized by our shareholders as described below.

At the general shareholders’ meeting held on May 11, 2006, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer its shares at any time and by any means, on the market or over-the-counter, including through block trades, issuance of convertible securities and combinations of financial derivative instruments granting rights to our shares by means of conversion, exchange, reimbursement, exercise of warrants or other instruments, in an amount of up to 10% of our share capital. In addition, we may not hold more than 10% of our share capital at any time.  The maximum repurchase price under the program was fixed by shareholders at €60 per share and the maximum amount that we may allocate to the share repurchase program was set at €1.5 billion.  This program expired on May 10, 2007, when it was replaced by a new program authorized by our shareholders, as described in “item 10. Additional Information—Trading in Our Own Shares.”

The shareholders’ authorization for this 2007 share repurchase program is due to expire at the latest on November 10, 2008, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted by our shareholders at their meeting to approve the financial statements for 2007.

Back to contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

The following exhibits are included herein:

Exhibit

Number

Description

1

Articles of Association (statuts) of Veolia Environnement (unofficial English translation).

8

List of Subsidiaries. Included herein in Note 50 to our consolidated financial statements.

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

99.1

Report of the Chairman of the Board of Directors for 2006 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (English Translation)

Back to contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2006

To the Board of Directors and Shareholders

Veolia Environnement S.A.

We have audited the accompanying consolidated balance sheets of Veolia Environnement and subsidiaries (together “the Company”) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, cash flows, and recognized income and expenses for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 51 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated June 29, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Paris la Défense and Neuilly sur Seine, France June 29, 2007
SALUSTRO REYDEL A member firm of KPMG International	ERNST & YOUNG et Autres
SALUSTRO REYDEL Membre de KPMG International	BARBIER FRINAULT & AUTRES Ernst & Young
Bernard Cattenoz Bertrand Vialatte	Jean Bouquot Patrick Gounelle

Back to contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2006

To the Board of Directors and Shareholders

Veolia Environnement S.A.

We have audited management’s assessment, included in the accompanying report of management on internal control over financial reporting disclosed in Item 15, that Veolia Environnement and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006, 2005, 2004, and the related consolidated statements of income, cash flows and recognized income and expenses for each of the three years in the period ended December 31, 2006, and our report dated June 29, 2007, expressed an unqualified opinion on those consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, June 29, 2007

Salustro Reydel	Ernst & Young et Autres
Member of KPMG International

Bernard Cattenoz Bertrand Vialatte	Jean Bouquot Patrick Gounelle

Back to contents

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET – ASSETS

(€ million)	Notes	As of December 31,
		2006	2005 adjusted	2004 adjusted
Goodwill	4	5,705.0	4,752.3	4,246.8
Concession intangible assets	5	2,345.6	2,091.8	1,610.0
Other intangible assets	6	1,379.8	1,281.4	1,192.5
Publicly-owned utility networks		-	-	-
Property, plant and equipment	7	7,918.7	6,885.7	6,173.4
Investments in associates	8	241.0	201.5	219.2
Non-consolidated investments	9	181.7	209.5	181.1
Long-term IFRIC4 loans		-	-	-
Non-current operating financial assets	10	5,133.4	5,337.4	4,947.0
Derivative instruments - Assets	32	201.6	249.0	424.8
Other non-current financial assets	11	637.5	691.6	606.7
Deferred tax assets	12	1,355.7	1,134.7	1,131.8
Non-current assets		25,100.0	22,834.9	20,733.3
Inventories and work-in-progress	13	731.8	635.2	560.3
Operating receivables	13	10,968.7	10,083.3	9,233.9
Short-term IFRIC4 loans		-	-	-
Current operating financial assets	10	326.2	208.0	158.9
Other short-term loans	14	205.3	221.2	333.0
Marketable securities	15	66.4	60.7	189.3
Cash and cash equivalents	16	2,658.0	2,336.1	4,660.3
Current assets		14,956.4	13,544.5	15,135.7
Non-current assets held for sale		67.3	1.6	30.3
Total assets		40,123.7	36,381.0	35,899.3

Back to contents

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES

(€ millions)	Notes	As of December 31,
		2006	2005 adjusted	2004 adjusted

Share capital		2,063.1	2,039.4	2,032.1
Additional paid-in capital		6,641.2	6,499.1	6,467.6
Reserves and retained earnings attributable to equity holders of the parent		(4,343.5)	(4,748.3)	(5,288.5)
Minority interests		2,192.6	1,888.0	1,728.7
Equity	17	6,553.4	5,678.2	4,939.9
Non-current provisions	18	2,196.6	1,648.0	1,308.6
Long-term borrowings	19	14,001.6	13,722.8	12,157.0
Derivative instruments - Liabilities	32	145.9	154.5	189.8
Other non-current liabilities	20	207.3	203.7	159.7
Deferred tax liabilities	12	1,504.9	1,205.0	1,021.3
Non-current liabilities		18,056.3	16,934.0	14,836.4
Operating payables	13	11,268.6	10,369.8	9,572.2
Current provisions	18	825.9	754.0	700.1
Short-term borrowings	21	2,904.1	2,138.2	5,426.1
Bank overdrafts and other cash position items	22	456.0	506.8	420.1
Current liabilities		15,454.6	13,768.8	16,118.5
Non-current liabilities held for sale		59.4	-	4.5
Total equity and liabilities		40,123.7	36,381.0	35,899.3

The accompanying notes are an integral part of these consolidated financial statements.

Back to contents

CONSOLIDATED INCOME STATEMENT

(€ millions)	Notes	For the year ended December 31,
		2006	2005 adjusted	2004 adjusted
Revenue	23	28,620.4	25,570.4	22,792.4
o/w Revenue from operating financial assets		351.0	325.8	275.6
Cost of sales		(23,427.1)	(20,869.9)	(18,604.8)
Selling costs		(515.2)	(478.5)	(439.7)
General and administrative expenses		(2,611.2)	(2,394.9)	(2,227.0)
Other operating revenue and expenses		66.0	65.8	(31.3)
Operating income	24	2,132.9	1,892.9	1,489.6
Finance costs	25	(783.8)	(774.0)	(832.9)
Finance income	25	82.8	63.3	91.8
Other financial income and expenses	26	(34.0)	28.1	44.4
Income tax expense	27	(409.6)	(422.4)	(174.9)
Share of net income of associates	8 & 28	6.0	6.5	22.0
Net income (expense) from continuing operations		994.3	794.4	640.0
Net income from discontinued operations	29	0.6	0.7	(38.1)
Net income (expense) for the year		994.9	795.1	601.9
Minority interests	30	236.2	172.9	212.1
Attributable to equity holders of the parent		758.7	622.2	389.8
(in euros)
Net income attributable to equity holders of the parent per share	31
Diluted		1.91	1.59	0.98
Basic		1.93	1.59	0.98
Net income from continuing operations attributable to equity holders of the parent per share	31
Diluted		1.91	1.58	1.47
Basic		1.93	1.59	1.47

The accompanying notes are an integral part of these consolidated financial statements.

Back to contents

CONSOLIDATED CASH FLOW STATEMENT

(€ millions)	Notes	For the year ended December 31,
		2006	2005 adjusted	2004 adjusted
Net income for the year attributable to equity holders of the parent		758.7	622.2	389.8
Net income for the year attributable to equity holders of the parent		758.7	622.2	389.8
Minority interests	30	236.2	172.9	212.3
Operating depreciation, amortization, provisions and impairment losses	24	1,831.0	1,690.7	1,917.8
Financial amortization and impairment losses	26	9.4	(21.0)	(38.2)
Gains (losses) on disposal and dilution		(73.3)	(70.0)	(161.3)
Share of net income of associates	8 & 28	(6.0)	(14.9)	(24.2)
Dividends received	26	(9.7)	(6.5)	(6.0)
Finance costs and finance income	25	701.0	712.4	742.8
Income tax expense	27 & 29	357.1	422.4	303.9
Other		40.0	33.7	(0.7)
Operating cash flow before changes in working capital		3,844.4	3,541.9	3,336.2
Changes in working capital	13	(111.8)	(39.4)	286.1
Income taxes paid		(343.0)	(338.8)	(238.0)
Net cash flow from operating activities		3,389.6	3,163.7	3,384.3
Purchases of intangible, property, plant and equipment		(2,017.6)	(1,837.1)	(1,723.0)
Proceeds on disposal of intangible, property, plant and equipment		141.3	168.8	321.8
Purchases of investments		(1,291.5)	(944.1)	(332.5)
Proceeds on disposal of investments		206.7	154.0	2,184.2
Operating financial assets:	10
New operating financial assets		(360.6)	(513.4)	(428.5)
Principal payments on operating financial assets		438.1	320.6	275.7
Dividends received	8 & 26	13.8	16.8	23.5
New long-term loans granted	11	(69.4)	(62.1)	(132.5)
Principal payments on long-term loans	11	29.2	55.7	131.4
Net decrease in short-term loans	14	2.6	115.0	41.1
Sales and purchases of marketable securities	15	3.4	118.2	(42.3)
Net cash from (used in) investing activities		(2,904.0)	(2,407.6)	318.9
Net increase/(decrease) in short-term borrowings	21	(239.2)	(2,936.2)	1,789.2
New long-term borrowings and other debt	19 & 20	1,997.2	3,134.8	930.5
Principal payments on long-term borrowings and other debt	19 & 20	(1,000.8)	(2,319.6)	(3,468.7)
Proceeds on issue of shares		246.5	81.0	167.2
Purchase of treasury shares		0.4	-	(183.2)
Dividends paid		(479.2)	(374.0)	(389.6)
Interest paid		(596.4)	(738.8)	(640.9)
Net cash used in financing activities		(71.5)	(3,152.8)	(1,795.5)
Net cash at the beginning of the year		1,829.3	4,240.2	2,320.6
Effect of foreign exchange rate changes		(41.4)	(14.2)	11.9
Net cash at the end of the year		2,202.0	1,829.3	4,240.2
Cash and cash equivalents	16	2,658.0	2,336.1	4,660.3
- Bank overdrafts and other cash position item	22	456.0	506.8	420.1
Net cash at the end of the year		2,202.0	1,829.3	4,240.2

Discontinued operations within the meaning of IFRS 5 contributed - €10.0 million, €8.9 million and €234.0 million to net cash from operating activities, €12.2 million, €5.4 million and €2,159.0 million to net cash from investing activities and €10.3 million, -€4.4 million and - €9.6 million to net cash from financing activities in 2006, 2005 adjusted and 2004 adjusted respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Back to contents

STATEMENT OF RECOGNIZED INCOME AND EXPENSES

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Net income for the year	994.9	795.1	523.1
Actuarial gains or losses on pension obligations	25.6	(144.7)	-
Fair value adjustments on available-for-sale assets	(2.3)	(2.4)	(25.7)
Fair value adjustments on cash flow hedge derivative instruments	37.0	13.7	1.9
Foreign exchange gains and losses:
on translation of the financial statements of subsidiaries drawn up in a foreign currency	(92.3)	331.8	(40.0)
on the net financing of foreign investments	(7.8)	(13.8)	(21.2)
Income and expenses recognized directly in equity	(39.8)	184.7	(85.0)
Total income and expenses recognized	955.1	979.8	438.1
Attributable to equity holders of the parent	712.2	783.8	303.8
Attributable to minority interests	242.9	195.9	134.3
Effect of change in accounting policies on retained earning as of January 1, (IAS1.96(d))	(15.3)	(8.4)	(4.6)

The accompanying notes are an integral part of these consolidated financial statements.

Back to contents

Note 1

Accounting principles and methods

1.1

Preparation of 2006 financial statements

In accordance with European Parliament and Council Regulation (EC) No.1606/2002 of July 19, 2002 and European Commission Regulation (EC) No.1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements are, since the year ended December 31, 2005, presented in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

However, concession contracts are accounted for in the 2006 consolidated financial statements in accordance with IFRIC 12, Service Concession Arrangements, published in November 2006. This interpretation, which is pending adoption by the European Union following a favorable vote of the EFRAG in March 2007, is applicable to accounting periods commencing on or after January 1, 2008. Veolia Environnement has elected for early adoption of this interpretation and the change in accounting method has been applied retrospectively in accordance with IAS 8 on Changes in accounting method.  The related impact on 2005 and 2004 balance sheet, income statement and cash flow statement as originally published is disclosed in notes 48 and 49.

As such, the Veolia Environnement consolidated financial statements for the year ended December 31, 2005 and 2004 financial information has been adjusted accordingly for the retrospective adoption of IFRIC 12 (financial statements of 2005 and 2004 adjusted). The provisional impact of the early adoption of IFRIC 12 on the 2005 consolidated financial statements was communicated by Veolia Environnement in its update (filed September 26, 2006) to the Reference Document filed with the Financial Markets Authority (Autorité des Marchés Financiers (AMF)) on April 6, 2006.

Following a decision by the appropriate level of management to sell the Transportation Division’s Danish activities in 2007, the net income components of this activity were classified in Net income from discontinued operations in accordance with IFRS 5 on activities held for sale and the 2005 and 2004 consolidated financial statements were adjusted accordingly. The divestment of Southern Water was also recognized in accordance with IFRS 5 and the 2005 and 2004 consolidated financial statements were adjusted accordingly.  Lastly, the equity of minority interests in discontinued operations in 2004 has been reclassified as minority interests, rather than presenting discontinued operations net of related minority interests (see Notes 29 and 47).

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements are presented using the historical cost convention, with the exception of assets and liabilities recognized at fair value: derivative instruments, financial instruments held for trading and available-for-sale financial instruments (in accordance with IAS 32 and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2006 were closed by the Board of Directors on March 7, 2007.

1.2

Basis of presentation as of December 31, 2006

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries as of December 31 each year. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, in accordance with uniform accounting policies and methods.

All inter-company balances and transactions, together with all income and expense items and unrealized gains and losses included in the net carrying amount of assets, resulting from internal transactions, are eliminated in full.

Subsidiaries are consolidated from the date of acquisition, which is the date on which the Group obtains control, up to the date on which it ceases to exercise control.

Minority interests represent the share of net income or loss and of net assets not held by the Group.  They are presented separately in the Income Statement and separately from equity attributable to equity holders of the parent in Equity in the Consolidated Balance Sheet.

Back to contents

1.3

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

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method in accordance with IAS 31.

Pursuant to SIC 12, Special Purpose Entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, potential voting rights available for exercise attached to financial instruments which, if exercised, would confer voting rights on Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of percentage control or significant influence exercised.

1.4

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

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
U.S. Dollar	0.7593	0.8477	0.7342
Pound Sterling	1.4892	1.4592	1.4183
Czech Crown	0.0364	0.0345	0.0328

Average annual exchange rate (one foreign currency unit = €xx)	Average rate 2006	Average rate 2005	Average rate 2004
U.S. Dollar	0.7918	0.8078	0.8025
Pound Sterling	1.4665	1.4640	1.4721
Czech Crown	0.0354	0.0336	0.0314

1.5

Foreign currency transactions (IAS 21 – IAS 39)

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year end, foreign currency-denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

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

Exchange gains and losses on foreign currency-denominated borrowings or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries, are recognized directly in equity as foreign exchange translation adjustments. Amounts recognized in equity are released to income on the sale of the relevant investment.

Foreign currency-denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency-denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

In May 2006, the European Union adopted IAS 21 revised, application of which is mandatory from January 1, 2006. The revised text states that in the case of a net investment in a foreign operation, foreign exchange gains or losses on loans denominated in a currency that is not the functional currency of the lending or borrowing company must be recognized in foreign exchange translation reserves. The impact on the Veolia Environnement consolidated financial statements is not material.

Back to contents

1.6

Property, plant and equipment (IAS 16 and IAS 17)

Property, plant and equipment are recorded at historical acquisition cost to the Group, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Expected “average” useful lives are as follows:

Expected average useful life (in years)
Buildings	20 to 50
Technical systems	7 to 24
Vehicles	3 to 25
Other plant and equipment	3 to 12

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23 (Borrowing costs).

A finance lease contract is a contract that transfers to the Group substantially all the risks and rewards related to the ownership of an asset.

Pursuant to IAS 17, Leases, assets financed by finance lease are recorded in property, plant and equipment at the present value of minimum lease payments less accumulated depreciation and any accumulated impairment losses or, if lower, fair value and depreciated over the shorter of the lease term and the expected useful life of the assets, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract.

Given the nature of the Group's businesses, the Divisions do not own investment property in the normal course of their operations.

1.7

Government grants (IAS 20)

1.7.1

Investment grants for property, plant and equipment

In accordance with the option offered by IAS 20, investment grants are deducted from the gross carrying amount of property, plant and equipment to which they relate.

They are recognized as a reduction in the depreciation charge over the useful life of the depreciable asset.

When the construction of an asset covers more than one period, the portion of the grant not yet used is recorded in Other liabilities in the Balance Sheet.

1.7.2

Grants relating to concession contracts

Grants received in respect of concession contracts (see Note 1.20 for further details) are generally definitively earned and, therefore, are not repayable.

In accordance with the option offered by the standard, these grants are presented as a deduction from concession intangible assets when the corresponding concession contract is recognized in accordance with the intangible asset model and as a deduction from operating financial assets when the concession contract is recognized in accordance with the financial asset model.

Under the intangible asset model, the grant reduces the amortization charge in respect of the concession intangible asset over the residual term of the concession contract.

Under the financial asset model, investment grants are equated to a means of repaying the operating financial asset.

1.7.3

Operating grants

Operating grants concern, by definition, operating items.

They are recognized as a deduction from the cost of goods sold, on a systematic and rational basis, over the period that matches them with related costs.

1.8

Intangible assets excluding goodwill (IAS 38)

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at acquisition cost less accumulated amortization and any accumulated impairment losses.

Intangible assets mainly consist of entry fees paid to local authorities for public service contracts, the value of contracts acquired through business combinations, patents, licenses, software and operating rights.

1.9

Business Combinations and Goodwill (IFRS 3)

All business combinations are recorded in accordance with the purchase accounting method. Goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Assets acquired, liabilities and contigent liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, is capitalized as goodwill.

Goodwill is not amortized under IFRS, but subject to impairment tests performed at the level of the cash generating unit (“CGU”), at least once annually. Under IAS 36, the cash generating unit is generally defined as a country per business segment. This is generally the level at

Back to contents

which Veolia Environnement manages operations.

1.10

Asset impairment (IAS 36)

The Group performs impairment tests on intangible assets and property, plant and equipment if there is internal or external indication of impairment loss.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a long-term plan, or more frequently where there is an indication of decrease in value. In such case, the long-term prospects of an activity are reviewed, a valuation is performed and an impairment is recorded in priority against goodwill in interim financial reporting if necessary.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is less.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, cash generating unit (CGU) or group of CGUs considered, taking into account, where appropriate, the residual value, discounted using the discount rate determined for each asset, CGU or group of CGUs and corresponding to the risk-free rate plus a risk premium weighted for business-specific risks. Given the activities of the Group, cash generating units generally correspond to a country in each Division.

Impairment losses can be reversed, with the exception of goodwill.

1.11

Inventories (IAS 2)

In accordance with IAS 2, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1.12

Non-current assets held for sale, discontinued operations (IFRS 5)

Non-current assets and liabilities held for sale are stated at the lower of their net carrying amount and fair value less costs to sell.

The net income or loss realized by discontinued activities is reported on a separate line of the Income Statement.

1.13

Provisions (IAS 37)

Pursuant to IAS 37, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not provided.

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

In the case of provisions for restoration of landfill sites (closure and post-closure costs), Veolia Environnement accounts for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

Provisions giving rise to a cash outflow after more than one year are discounted if the impact is material. The unwinding of the discount is recorded in the Income Statement in “Other financial income and expenses”.

Back to contents

1.14

Financial instruments (IAS 32 and IAS 39)

Financial assets and liabilities

Financial assets include assets classified as available-for-sale, held-to maturity and assets at fair value throught income statement, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating liabilities.

The recognition and measurement of financial assets and liabilities is governed by IAS 39, Financial instruments: recognition and measurement.

Recognition and measurement of financial assets

Financial assets are recognized at the settlement date. Financial assets are initially recognized at fair value, net of transaction costs. In the case of assets measured at fair value through the Income Statement, transaction costs are expensed directly to net income.

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

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized directly in equity, unless an impairment test leads to the recognition of an unrealized capital loss compared with the historical acquisition cost and this is equated to a material and long-term loss. Where this is the case, the impairment loss is recognized in the Income Statement. Impairment reversals are recognized in the Income Statement for debt securities only (receivables and interest rate bonds).

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

Back to contents

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

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months when initially recorded in the Balance Sheet, monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash and cash equivalents are valued in accordance with the rules applicable to the Assets at fair value through the Income Statement category.

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

Furthermore, in accordance with IAS 32, minority interest put options are considered liabilities.

Pending an IFRIC interpretation or a specific IFRS, the Group has adopted the following treatment:

•

the present value of purchase undertakings is recorded in borrowings in the Balance Sheet, through minority interests and where necessary goodwill for the residual balance.

•

gains or losses resulting from the unwinding of the discount on the liability are recorded in finance costs and, when the put exercise price is variable, changes in the value of the instrument resulting from changes in valuation assumptions concerning the promise are recorded in borrowings through goodwill.

If the minority interests have not been purchased on the expiry of the commitment, minority interests in equity are reconstituted though goodwill and the liability recognized in respect of the commitment (no longer necessary).

Recognition and measurement of derivative instruments

The Group uses various derivative instruments to manage its exposure to interest rate and foreign exchange risks resulting from its operating, financial and investment activities whilie part of the global hedging policy. Certain transactions performed in accordance with the Group interest rate and foreign exchange risk management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Income Statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Derivative instruments may be designated as hedges under one of three types of hedging relationship: fair value hedge, cash flow hedge or net investment hedge in a foreign operation:

•

a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk (notably interest rate or foreign exchange risk), and could affect net income for the period.

Back to contents

•

a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period.

•

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

•

the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in the Income Statement.

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

•

in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in equity, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the balance sheet. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Income Statement. Gains or losses recognized in equity are released to the Income Statement  in the same period or periods in which the asset acquired or liability issued impacts the Income Statement;

•

in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in equity, while the ineffective portion is recognized in the Income Statement. Gains and losses recognized in foreign exchange translation reserves are released to the Income Statement when the foreign investment is sold.

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

1.15

Pension plans and other post-employment benefits (IAS 19)

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

As Veolia Environnement elected to offset actuarial gains and losses against equity as of January 1, 2004 and for early adoption as of January 1, 2005 of IAS 19 (revised), actuarial gains and losses are recognized directly in equity and are not amortized to the Income Statement.

1.16

Share-based payments (IFRS 2)

Pursuant to IFRS 2, Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Income Statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered. In accordance with IFRS 2, in order to ensure the comparability of the 2005 and 2004 financial statements, only those plans granted after November 7, 2002 and for which rights have not been vested as of January 1, 2005 are measured and recognized in personnel costs.

The fair value of purchase and subscription options is calculated using the Black and Scholes model, taking into account the expected life of the options, the risk-free interest rate, observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee savings plans is equal to the difference between the subscription price and the average share price at each subscription date, less a discount for non-transferability.

Back to contents

1.17

Revenue (IAS 18)

Revenue represents sales of goods and services measured at the fair value of the counterparty received or receivable.

Revenue from the sale of goods or services is recognized when the following conditions are satisfied:

•

the amount of revenue can be measured reliably;

•

the significant risks and rewards of ownership of the goods have been transferred to the buyer;

•

the recovery of the counterparty is considered probable;

•

the costs incurred or to be incurred in respect of the transaction can be measured reliably.

1.17.1

Sales of goods

Sales of goods mainly concern water distribution and wastewater treatment construction work in the Water Division and sales of products related to recycling activities in the Waste Management Division.

Revenue relating to these sales is recognized on physical delivery of the goods, which represents the transfer of the inherent risks of ownership of these goods.

1.17.2

Sales of services

The provision of services represents the majority of Group businesses such as the processing of waste, water distribution and related services, network operation and passenger transport and energy services (heat distribution, thermal services and public lighting).

Revenue from these activities is recognized when the service is rendered and it is probable that the economic benefits will flow to Group entities.

These activities involve the performance of a service agreed contractually (nature, price) with a public sector or industrial customer, within a set period.  Billing is therefore based on the waste tonnage processed/ incinerated, the volume of water distributed, the thermal power delivered or the number of passengers transported, multiplied by the contractually agreed price.

Note that fees and taxes collected on behalf of local authorities are excluded from Revenue when there is no risk of payment default by third parties for the Group.

1.17.3

Construction contracts (excluding concession contracts)

Construction contracts primarily concern the design and construction of the infrastructures necessary for water treatment/distribution activities.

The related revenue is recognized in accordance with IAS 11 (see Note 1.22).

1.17.4

IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4 (see Note 1.21) involve services generally rendered to industrial/private customers (all service components to which the parties have agreed are detailed in contracts such as BOT (Build Operate Transfer) contracts.

Services include the financing of the construction of a specific asset/installation on behalf of the customer and the operation of the asset concerned.

Revenue relating to the construction of the asset is recognized in the same way as construction contracts, in accordance with the provisions of IAS 11 and recorded in operating financial assets. It is recognized on a completion basis at each period end, based on actual and expected costs.

The financing of construction work involves finance costs that are invoiced to the customer and recognized in Revenue, under Revenues from operating financial assets. This interest is recognized in Revenue from the start of construction work and represents remuneration received by the builder/lender.

Revenue relating to the operation of the asset is recognized on delivery of the goods or performance of the service depending on the operating activity.

1.17.5

Concession contracts (IFRIC 12)

See Note 1.20 on concession contracts.

1.18

Financial items in the Income Statement

Finance costs consist of interest payable on borrowings calculated using the amortized cost method and losses on interest rate derivatives, both qualifying and not qualifying as hedges.

Interest costs included in payments under lease finance contracts are recorded using the effective interest method.

Finance income consists of gains on interest rate derivatives, whether qualifying or not qualifying as hedges and income from cash investments and equivalents.

Back to contents

Other financial income and expenses notably include loan income calculated using the amortized cost method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discounts on provisions.

1.19

Income taxes (IAS 12)

The income tax expense (income) includes the current tax charge (income) and the deferred tax charge (income).

Deferred tax assets are recognized on deductible temporary differences, tax loss carry forwards and/or tax credit carry forwards. Deferred tax liabilities are recognized on taxable temporary differences.

Deferred tax assets and liabilities are adjusted for the effects of changes in prevailing tax laws and rates at the year end. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that the Group is likely to generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

1.20

Concession contracts (IFRIC 12)

IFRIC 12 on the accounting treatment of concession contracts is adopted early by the Group in the 2006 consolidated financial statements.

A substantial portion of the Group’s assets are used within the framework of concession or affermage contract granted by public sector customers (“grantors”) and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

Nonetheless, they generally provide, directly or indirectly, for customer involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract.

In order to fall within the scope of IFRIC 12, a contract must satisfy the following two criteria:

•

 the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

•

the grantor controls the significant residual interest in the infrastructure at the end of the term of the arrangement.

Pursuant to IFRIC 12, such infrastructures are not recognized in assets of the operator as property, plant and equipment but in financial assets (“financial asset model”) and/or intangible assets (“intangible asset model”) depending on the remuneration commitments given by the grantor.

1.20.1

“Financial asset model”

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor.

In the case of concession services, the operator has such an unconditional right if the grantor contractually guarantees the payment of:

•

amounts specified or determined in the contract or

•

the shortfall, if any, between amounts received from users of the public service and amounts specified or determined in the contract.

Financial assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading “Operating financial assets” and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the fair value, as estimated during impairment tests. Fair value is estimated based on the recoverable amount, calculated by discounting future cash flows (value in use method).

The portion falling due within less than one year is presented in “Current operating financial assets”, while the portion falling due within more than one year is presented in the non-current heading.

Pursuant to IAS 18, Revenue associated with this financial model includes:

•

revenue determined on a completion basis in the case of construction operating financial assets (in accordance with IAS 11);

•

the remuneration of the operating financial asset recorded in Revenue from operating financial assets (excluding principal payments);

•

service remuneration.

1.20.2

“Intangible asset model”

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the amount recoverable. The intangible asset corresponds to the right granted by the concession grantor to the operator to charge users of the public service.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading “Concession intangible assets” and are amortized, generally on a straight-line basis, over the contract term. However, fees paid to local authorities that are part to intangible costs are disclosed under item “Other intangible assets”.

Back to contents

Under the intangible asset model, Revenue includes:

•

revenue from the construction of the infrastructure (in accordance with IAS11);

•

operating revenue of the infrastructure..

1.20.3

“Mixed (or bifurcation) model”

The choice of the financial asset or intangible asset model depends on the existence of payment guarantees granted by the concession grantor.

However, certain contracts may include a payment commitment on the part of the concession grantor covering only part of the investment, with the balance covered by royalties charged to users.

Where this is the case, the investment amount guaranteed by the concession grantor is recognized under the financial asset model and the residual balance is recognized under the intangible asset model.

1.21

Contracts Falling Within the Scope of IFRIC 4

IFRIC 4 seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. It identifies in such agreements a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17, based on the allocation of the risks and rewards of ownership,.

The contract operator therefore becomes the lessor vis-à-vis its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a financial asset to reflect the corresponding financing, rather than an item of property, plant and equipment.

These financial assets are recorded in the Balance Sheet under the heading “Operating financial assets”.  They are initially recorded at the lower of fair value and total future flows and subsequently at amortized cost using the effective interest rate of the contract.

The portion falling due within less than one year is presented in “Current operating financial assets”, while the portion falling due within more than one year is presented in the non-current heading.

Contracts falling within the scope of IFRIC 4 are either outsourcing contracts with industrial customers, BOT (Build Operate Transfer) contracts, or incineration or cogeneration contracts under which, notably, demand or volume risk is, in substance, transferred to the prime contractor.

During the construction phase, a financial receivable is recognized in the balance sheet and operating income in the Income Statement, in accordance with the percentage completion method laid down in IAS 11 for construction contracts.

The financial receivables resulting from this analysis are initially measured at the fair value of lease payments and then amortized using the effective interest method.

After a review of the contract and its financing, the implied interest rate on the financial receivable is based on either the Group financing rate and /or the borrowing rate associated with the contract.

1.22

Construction contracts (IAS 11)

Veolia Environnement recognizes income and expenses associated with construction contracts in accordance with the percentage of completion method defined in IAS 11.

These contracts are entered into with local authorities or private partners for the construction of the infrastructures necessary for the provision of services.  They are generally fixed-price contracts as defined by IAS 11.

Revenue generated by construction services rendered by the Group is measured at the fair value of the consideration received or receivable, where total income and expenses associated with the construction contract and the stage of completion can be determined reliably.

The percentage of completion is determined by comparing costs incurred as of the balance sheet date with total estimated costs under the contract. Costs incurred are recognized at production cost and do not include either administrative or selling costs.

Where total contract costs exceed total contract revenue, the expected loss is recognized as an expense immediately via a provision for losses to completion, irrespective of the stage of completion and based on a best estimate of forecast results including, where appropriate, rights to additional income or compensation, where they are probable and can be determined reliably. Provisions for losses to completion are presented in liabilities in the Balance Sheet.

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Balance Sheet under advances and down-payments received.

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in “amounts due from customers for construction contract work”. Where negative, it is recognized in liabilities in “amounts due to customers for construction contract work”.

Back to contents

1.23

Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, income from trading activity transactions falling within the scope of IAS 1 are recognized in “Revenue”, for the related margin.

Financial instruments

Certain subsidiaries enter into electricity transactions (forward contracts, options) which are recognized as derivative financial instruments in accordance with IAS 39.

Application scope of IAS 39

Options and forward purchase and sale contracts with physical delivery are excluded from the application scope of IAS 39 if entered into for own use (exception for own-use).  This exception is applicable when the following conditions are satisfied:

•

The volumes purchased or sold under the contracts reflect the operating requirements of the subsidiary;

•

The contracts are not subject to net settlement as defined by IAS 39 and, in particular, physical delivery is systematic;

•

The contracts are not equivalent to sales of options, as defined by IAS 39.

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue.

The fair value of derivative instruments in electricity is determined on the following basis:

•

Listed prices on active markets

•

In the absence of listed prices on active markets (notably for electricity purchase options with extremely long maturity), valuation techniques integrating observable data on the market (forward rates for commodities, rate curves, etc.) and in the absence of observable data (particularly for distant maturities), parameters estimated by Veolia Environnement.

1.24

Greenhouse gazes emission allowances

Pursuant to the Kyoto Protocol, the Group has undertaken to reduce the level of greenhouse gases emitted by energy production installations which it manages.

In this respect, the Group received, a certain number of free emission allowances for the period 2005-2007 and must satisfy annual obligations to surrender allowances equal to total actual emissions.

In the absence of specific IFRS provisions, the Group has adopted the “net liability approach”.

This approach involves the recognition of a liability, in accordance with IAS 37 principles, corresponding to amounts that will have to be disbursed to meet surrender obligations at the end of the three-year period, should allowances be insufficient to cover actual emissions during the period.

The liability is assessed based on  emissions during the period, allowances held and the market price at the period end (or the forward price in the case of forward purchases). This liability is subsequently reversed when surrender obligations are satisfied and purchases of emission allowances are recorded in operating expenses.

Emission allowances are considered to be intangible assets satisfying IAS 38 criteria. Allowances received are treated on grant as entitlement to repayment of a commitment received for nil consideration.  They are recorded as intangible assets with nil value.

Allowances purchased on the market for resale on the market are recorded as intangible assets at acquisition cost. An impairment losses is recognized at the period end if the market value is less than the acquisition cost.

Allowance purchase/sale transactions are then recognized according to the management policy chosen for these allowances.

Where excess allowances are held, proceeds on disposal are recorded as a reduction in cost of sales.

1.25

Segment reporting (IAS 14)

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

Back to contents

1.26

Standards and interpretations not adopted early

Veolia Environnement has not elected for early adoption of the following standards and interpretations:

•

IFRS 7, Financial instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures, is applicable to the Group from January 1, 2007.

Adoption of these two texts will result in additional financial instrument disclosures. The Group is currently assessing the practical consequences of these two texts and does not expect their implementation to have a material impact.

•

IFRS 8, Operating segments: adoption by the European Union is scheduled for May/June 2007. This standard is applicable to the Group from January 1, 2009.

Veolia Environnement is currently assessing the practical consequences of this standard.

•

IFRIC 7, Applying the restatement approach under IAS 29 – Financial reporting in hyperinflationary economies: this interpretation is applicable to the Group from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•

IFRIC 8, Scope of IFRS 2 – Share-based payment:  application of this interpretation by Veolia Environnement is mandatory from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•

IFRIC 9, Reassessment of embedded derivatives, is applicable to the Group from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•

IFRIC 10, Interim financial reporting and impairment:  adoption by the European Union is scheduled for May/June 2007. This interpretation is applicable to the Group from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•

IFRIC 11, IFRS2 – Group and treasury share transactions: adoption by the European Union is scheduled for May/June 2007. This interpretation is applicable to the Group from January 1, 2008.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

Note 2

Use of management estimates in the application of Group accounting standards

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and subsequent periods if they are also affected by the change.

Notes 1.9 and 4 on goodwill and business combinations present the method adopted for the allocation of the purchase price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.10, 4 and 6 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of the future value of the activities of the cash generating units concerned and taking into account discount rates.

Note 32 on derivative instruments describes the treatment of such instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 18 and 34 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 27 on the income tax expense presents the tax position of the Group and is notably based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Note 3

Significant events

Back to contents

Acquisition of Cleanaway

On September 28, 2006, the Waste Management Division purchased Cleanaway Holdings Limited for a consideration of €745 million (for further information, see Note 35). This company is a UK operator in municipal and industrial waste collection and integrated waste management services. Annual revenue is estimated at €684 million.

Acquisition of SNCM

On May 31, 2006, Veolia Environnement, Butler Capital Partners and CGMF signed agreements on the takeover of Société Nationale Maritime Corse Méditerranée (SNCM). These agreements form part of the partial privatization operation decided by the French government at the beginning of 2005, and the plan to turn the company around, based notably on the prior recapitalization of the company by the French State.  The transaction was completed contingent to a cancellation clause covering approval by the European Commission of the State aide and the awarding of the public service license for Marseille-Corsica crossings. Veolia Environnement holds 28.29% of the share capital of this company.  This transaction significantly strengthens the Transportation Division’s position as an operator of ferry services, which it has been developing over recent years in high-growth markets in northern Europe. This transaction represents an investment of €72.2 million (for further information, see Note 35).

Note 4

Goodwill

Goodwill breaks down as follows:

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Gross	5,799.6	4,834.1	4,318.6
Impairment losses	(94.6)	(81.8)	(71.8)
Net	5,705.0	4,752.3	4,246.8

As of December 31, 2006, accumulated impairment losses mainly concern Transportation Division activities in Scandinavia (€70 million recognized in 2004).

Movements in the net carrying amount of goodwill by division during 2006:

(€ millions)	As of December 31, 2005 adjusted	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Impact of divestments	Other	As of December 31, 2006
Water	1,941.6	75.2	(12.5)	8.4	-	15.9	2,028.6
Waste Management	1,527.7	840.9	(67.0)	-	(1.8)	(5.8)	2,294.0
Energy Services	836.3	36.9	0.6	0.8	-	(35.4)	839.2
Transportation	446.7	122.2	(10.4)	(6.8)	-	(8.5)	543.2
Goodwill	4,752.3	1,075.2	(89.3)	2.4	(1.8)	(33.8)	5,705.0

Changes in consolidation scope primarily concerned the following acquisitions:

•

Waste management: Cleanaway (United Kingdom) for €759.7 million and Biffa Belgium for €32.5 million;

•

Transportation: Supershuttle International (United States) for €69.9 million and Shuttleport (United States) for €17.5 million;

•

Water: Banska Bystrica STVPS (Slovakia) for €25.7 million and Poprad PVPS (Slovakia) for €10.2 million;

•

Energy Services in Italy for €28.3 million.

Foreign exchange translations are mainly the result of the fall in the US dollar against the euro (-€112 million).

Impairment losses total -€10.1 million and include impairment of goodwill of the Germany Transportation CGU of  -€7.3 million and purchase price allocation corrections of -€2.8 million in the Germany Water CGU. Negative goodwill recognized in the Income Statement totaled €12.5 million, including €11.2 million for the Water Division.

Other movements mainly concern the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of -€34 million and of the Weir Techna purchase price (Water Engineering) in the amount of €14.1 million.  Due to the limited impact, the 2005 financial statements have not been adjusted.

Impairment tests as of December 31, 2006:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of decrease in value.

Back to contents

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

Systematic impairment tests are based on future cash flows taken, for the first five years, from the long-term planning process in June 2006. Cash flows for years 6 to 15 are based on year 6 cash flows (taken from the long-term planning document) adjusted by an appropriate growth rate (1% to 3% on average in 2006, depending on the business). The terminal value is then calculated by discounting year 16 data at the perpetual growth rate, including only an organic growth rate such as inflation (0.5% to 3% on average in 2006, depending on the business).

Discount rates used in 2006 reflect both the business and the country or geographical area of the business based on the criteria disclosed in Note 1.10. The main average discount rates by geographical area in 2006 were as follows, depending on the nature of the risk.

• France:	4.84% to 8.84%	• United Kingdom:	5.72% to 7.72%
• United States:	6.49% to 9.09%	• Czech Republic:	5.18% to 5.74%
• Germany:	4.84% to 7.12%

As of December 31, 2005, impairment losses of €14.7 million were recognized in respect of two CGUs.

As of December 31, 2006, an impairment of €7.3 million was recorded in respect of the Germany Transportation CGU, representing the entire goodwill balance. Difficulties with the start-up of the rail contract in Germany led the Transportation Division to recognize a provision for losses to completion in respect of the contract of €60 million (see Note 18) and an impairment in respect of the engine shed relating to contract operation of €18.4 million (see Note 7).  Subsequently, impairment tests on the Germany Transportation CGU led to the impairment in full of the goodwill balance of €7.3 million, based on forecast future flows.  Impairment tests assume a discount rate of 6.28% and a perpetual growth rate of 2%.

Sensitivity of impairment tests:

A 1% increase in the discount rate would generate recoverable values for invested capital below the net carrying amount of certain cash generating units.  This reduction would be around €240 million.

A 1% decrease in perpetual growth rates when they are in excess of 2% would generate recoverable values for invested capital below the net carrying amount of certain cash generating units.  This reduction would be around €55 million.

Given their specific contractual terms and conditions and the inclusion of interest rate levels in the price determination calculation, the United Kingdom Water and Berlin Water CGUs were excluded from the sensitivity analysis.

Reminder: Movements in the net carrying amount of goodwill by division during 2005:

(€ millions)	As of December 31, 2004 adjusted	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Impact of divestments	Other	As of December 31, 2005 adjusted
Water	1,778.1	149.6	20.0	5.5	-	(11.6)	1,941.6
Waste Management	1,403.6	17.5	117.1	(10.0)	-	(0.5)	1,527.7
Energy Services	762.9	69.5	0.9	(3.0)	(20.8)	26.8	836.3
Transportation	302.2	124.8	2.5	0.3	-	16.9	446.7
Goodwill	4,246.8	361.4	140.5	(7.2)	(20.8)	31.6	4,752.3

Changes in consolidation scope in 2005 mainly concerned the acquisition of the water services company serving the city of Braunschweig in Germany (+€76 million) and Weir Techna in the United Kingdom (+€39 million) in the Water Division, of the company carrying the Lodz contract in Poland (+€56 million) in the Energy Services Division and of ATC Vancom in the United States (+€59 million), of Eurolines in France (minority interest buyout for €16 million), of Helgelandske in Norway (+€14 million) and of Sodeli in France (+€10 million) in the Transportation Division.

Foreign exchange translations were mainly the result of the appreciation of the US dollar against the euro (+€131 million).

Impairment losses totaled €14.7 million and negative goodwill +€7.5 million.

The sale of nuclear maintenance activities and the Facility Management business in Germany led to the removal of goodwill of €14.0 million and €6.8 million respectively within the Energy Services Division.

Other movements mainly consisted of the offsetting entry to the recognition of put options held by minority interests in Poland in the Energy Services Division for +€25 million.

Back to contents

Reminder: Movements in the net carrying amount of goodwill by division during 2004:

(€ millions)	As of January 1, 2004 adjusted	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Other	As of December 31, 2004 adjusted
Water	1,741.0	31.7	(11.6)	-	17.0	1,778.1
Waste Management	1,409.0	26.0	(49.6)	-	18.2	1,403.6
Energy Services	747.1	33.6	-	(1.8)	(16.0)	762.9
Transportation	366.8	9.4	(0.6)	(68.3)	(5.1)	302.2
Goodwill	4,263.9	100.7	(61.8)	(70.1)	14.1	4,246.8

The changes in consolidation scope are mainly related to the acquisitions of the company holding the Shenzhen contract (for €36.6 million), Wabag Gmbh in Germany (for €13.3 million), the company holding the Zlinska contract in the Czech Republic (for €11.0 million) in Water segment and of Dalkia Poznan (for €26.6 million) in Energy segment.

Foreign exchange translation adjustments are mainly the result of the depreciation of the U.S. dollar against the euro.

In 2004, we impaired goodwills of Nordic countries Cash Generating Units of Transportation division.  The impairment results from poor performance of a railway contract in Sweden and the deterioration of the operating performance of Danish bus contracts. The new situation led to revise the budget and the long term plans.

The new long term plan led to an impairment of goodwill of €70 million.

Note 5

Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2006:

(€ millions)	As of December 31, 2005 adjusted	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Concession intangible assets, gross	3,202.0	296.5	(13.1)	-	-	127.1	(20.7)	(130.6)	3,461.2
Amortization & impairment losses	(1,110.2)	-	10.3	(7.8)	(139.9)	(0.8)	0.1	132.7	(1,115.6)
Concession intangible assets, net	2,091.8	296.5	(2.8)	(7.8)	(139.9)	126.3	(20.6)	2.1	2,345.6

Additions concern the Water Division in the amount of €231.7 million, the Waste Management Divisions in the amount of €19.7 million and the Energy Services Division in the amount of €45.2 million.

Changes in consolidation scope mainly concern the expansion of Water Division in the amount of €126.3 million (mainly in China).

Foreign exchange translations mainly concern the Water Division (-€22 million), following the depreciation of the Chinese yuan against the euro.

Concession intangible assets by division break down as follows:

(€ millions)	As of December 31, 2006			Net carrying amount as of December 31, 2005 adjusted	Net carrying amount as of December 31, 2004 adjusted
	Gross carrying amount	Amortization & impairment losses	Net carrying amount
Water	2,454.6	(688.2)	1,766.4	1,533.8	1,098.5
Waste Management	360.7	(95.6)	265.1	252.9	210.7
Energy Services	614.0	(321.1)	292.9	286.9	286.1
Transportation	-	-	-	-	-
Other	31.9	(10.7)	21.2	18.2	14.7
Concession intangible assets	3,461.2	(1,115.6)	2,345.6	2,091.8	1,610.0

Reminder: Movements in the net carrying amount of concession intangible assets during 2005:

(€ millions)	As of December 31, 2004 adjusted	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Concession intangible assets, gross	2,586.1	290.3	(9.0)	-	-	265.3	13.8	55.5	3,202.0
Amortization & impairment losses	(976.1)	-	4.3	(4.7)	(131.2)	(3.7)	(4.6)	5.8	(1,110.2)
Concession intangible assets, net	1,610.0	290.3	(4.7)	(4.7)	(131.2)	261.6	9.2	61.3	2,091.8

Additions concern the Water Division in the amount of €249.0 million, the Energy Services Divisions in the amount of €30.9 million and the Waste Management Division in the amount of €10.4 million.

Disposals concern the Water Division in the amount of €1.4 million and the Energy Services Divisions in the amount of €3.3 million.

Changes in consolidation scope mainly concern the acquisition of the assets of the water services company serving the town of Braunschweig in Germany, in the amount of €256.4 million.

Back to contents

Foreign exchange differences concern the Water Division (€7.9 million) and the Waste Management Division (€1.2 million), following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

Reminder: Movements in the net carrying amount of concession intangible assets during 2004:

(€ millions)	As of December 31, 2003	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31,2004 adjusted
Concession intangible assets, gross	2,229.9	269.6	(13.3)	4.1	168.9	(22.0)	(51.1)	2,586.1
Amortization & impairment losses	(835.0)	-	2.5	(110.8)	(77.5)	7.5	37.2	(976.1)
Concession intangible assets, net	1,394.9	269.6	(10.8)	(106.7)	91.4	(14.5)	(13.9)	1,610.0

Changes in scope are mainly related to the acquisition of the Shenzhen contract in the Water Division.

Note 6

Other intangible assets

Movements in the net carrying amount of other intangible assets during 2006:

(€ millions)	As of December 31, 2005 adjusted	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Fees paid to local authorities	696.8	20.5	(1.1)	(62.2)	-	(5.1)	23.5	672.4
Contractual rights	212.2	-	-	(18.1)	142.4	0.8	40.2	377.5
Purchased software	118.9	46.2	(0.9)	(49.0)	2.0	(0.1)	9.7	126.8
Trademarks	19.2	19.2	(1.2)	(2.3)	(4.5)	(1.6)	(4.3)	24.5
Internally-developed software	3.2	0.9	-	(1.9)	-	-	0.2	2.4
Other internally-developed intangible assets	38.9	7.9	-	(6.5)	0.1	(3.9)	7.3	43.8
Other purchased intangible assets	192.2	22.4	(0.2)	(33.1)	23.3	(3.6)	(68.6)	132.4
Other intangible assets	1,281.4	117.1	(3.4)	(173.1)	163.3	(13.5)	8.0	1,379.8

Other intangible assets transferred to Non-current assets held for sale in 2006 totaled €0.2 million. No amounts were transferred to Non-current assets held for sale in 2004 or 2005.

Fees paid to local authorities in respect of public service contracts totaled €672.4 million as of December 31, 2006.  The amortization over the contract term of fees paid at the beginning of concession contracts in the French Water Division totaled €49.3 million in 2006.

Changes in consolidation scope impacting contractual rights mainly concern Cleanaway United Kingdom (€37.2 million) and acquisitions by the Water Division in China (€58.7 million) and Slovakia (€40.1 million).

Other intangible assets break down as follows:

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted
Intangible assets with an indefinite useful life, net	34.6	29.7
Intangible assets with a definite useful life, gross	2,749.4	2,490.0
Amortization	(1,404.2)	(1,238.3)
Intangible assets with a definite useful life, net	1,345.2	1,251.7
Intangible assets	1,379.8	1,281.4

Back to contents

Reminder: Movements in the net carrying amount of other intangible assets during 2005:

(€ millions)	As of December 31, 2004 adjusted	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Fees paid to local authorities	701.0	2.8	(1.0)	(61.9)	4.1	15.9	35.9	696.8
Trademarks	27.8	10.5	(8.0)	(4.9)	2.7	1.4	(10.3)	19.2
Internally-developed software	2.9	0.3	-	(2.3)	-	-	2.3	3.2
Purchased software	121.0	38.3	(2.4)	(49.6)	5.5	0.9	5.2	118.9
Other internally-developed intangible assets	37.8	0.3	-	(0.5)	0.7	5.6	(5.0)	38.9
Other purchased intangible assets	302.0	26.0	5.3	(56.3)	111.1	18.7	(2.4)	404.4
Other intangible assets	1,192.5	78.2	(6.1)	(175.5)	124.1	42.5	25.7	1,281.4

The increase in 2005 in other intangible assets was mainly due to:

-

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

-

the impact of the buyout of minority interests in Acqua Latina in Italy in the Water Division for €12 million.

Reminder: Movements in the net carrying amount of other intangible assets during 2004:

(€ millions)	As of January 1, 2004 adjusted	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Fees paid to local authorities	660.3	14.9	(3.3)	(48.5)	63.2	(0.7)	15.1	701.0
Trademarks	44.4	12.7	(4.3)	(6.7)	3.7	(2.9)	(19.1)	27.8
Internally-developed software	5.6	0.1	(0.1)	(1.5)	-	-	(1.2)	2.9
Purchased software	108.5	34.8	(18.4)	(26.8)	1.1	0.1	21.7	121.0
Other internally-developed intangible assets	53.9	(0.6)	-	-	0.2	(2.3)	(13.4)	37.8
Other purchased intangible assets	283.8	39.7	5.0	(22.2)	36.9	(7.2)	(34.0)	302.0
Other intangible assets	1,156.5	101.6	(21.1)	(105.7)	105.1	(13.0)	(30.9)	1,192.5

Note 7

Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2006:

(€ millions)	As of December 31, 2005 adjusted	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Property, plant and equipment, gross	14,972.9	1,424.5	(635.6)	-	-	1,450.5	(125.0)	(175.3)	16,912.0
Depreciation	(8,087.2)	-	530.4	(60.2)	(1,055.3)	(621.4)	63.0	237.4	(8,993.3)
Property, plant and equipment, net	6,885.7	1,424.5	(105.2)	(60.2)	(1,055.3)	829.1	(62.0)	62.1	7,918.7

Property, plant and equipment of €44.0 million was transferred to Non-current assets feld for sale (vehicles in Denmark and incinerators in United-Kingdom) compared to €1.2 million in 2005.

Additions concern the Water Division in the amount of €322.3 million, the Waste Management Division in the amount of €648.0 million, the Energy Services Division in the amount of €139.7 million and the Transportation Division in the amount of €290.3 million.

Disposals concern the Water Division in the amount of €5.8 million, the Waste Management Division in the amount of €41.9 million, the Energy Services Division in the amount of €11.5 million and the Transportation Division in the amount of €43.3 million.

Impairment losses mainly concern the remeasurement at fair value of Transportation Division assets in the amount of €63 million, including €44 million in respect of assets located in Denmark (impairment losses recognized in “Net income (expense) from discontinued operations” in the Income Statement) and an impairment in respect of the engine shed relating to contract operation of €18 million.

Changes in consolidation scope mainly concern the acquisition of SNCM by the Transportation Division (€393 million), of Cleanaway United Kingdom (€223 million) and Biffa Belgium (€27 million) by the Waste Services Division and of companies in China by the Water Division (€24 million).

Back to contents

Other movements mainly concern the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of €84.5 million.

Property, plant and equipment by division break down as follows:

(€ millions)	As of December 31, 2006			Net carrying amount as of December 31, 2005 adjusted	Net carrying amount as of December 31, 2004 adjusted
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Water	4,296.4	(2,038.2)	2,258.2	2,107.0	1,906.2
Waste Management	7,039.4	(3,935.1)	3,104.3	2,821.5	2,528.4
Energy Services	1,988.6	(1,032.7)	955.9	819.4	688.5
Transportation	3,443.6	(1,925.0)	1,518.6	1,066.5	984.3
Other	144.0	(62.3)	81.7	71.3	66.0
Property, plant and equipment	16,912.0	(8,993.3)	7,918.7	6,885.7	6,173.4

The breakdown of property, plant and equipment by class of assets is as follows:

(€ millions)	As of December 31, 2006			Net carrying amount as of December 31, 2005 adjusted
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Land	1,330.7	(484.3)	846.4	784.0
Buildings	2,496.3	(1,184.2)	1,312.1	1,377.0
Technical systems	7,193.8	(3,851.3)	3,342.5	2,877.9
Assets under construction	399.6	(1.6)	398.0	247.7
Publicly-owned utility networks	127.6	(56.2)	71.4	91.8
Other (including vehicles)	5,364.0	(3,415.7)	1,948.3	1,507.3
Property, plant and equipment	16,912.0	(8,993.3)	7,918.7	6,885.7

Reminder: Movements in the net carrying amount of property, plant and equipment during 2005:

(€ millions)	As of December 31, 2004 adjusted	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Property, plant and equipment, gross	13,424.7	1,106.6	(749.2)	-	-	643.4	533.4	14.0	14,972.9
Depreciation	(7,251.3)	-	605.7	(7.8)	(959.7)	(234.3)	(237.5)	(2.3)	(8,087.2)
Property, plant and equipment, net	6,173.4	1,106.6	(143.5)	(7.8)	(959.7)	409.1	295.9	11.7	6,885.7

Additions concern the Water Division in the amount of €228.9 million, the Waste Management Division in the amount of €580 million, the Energy Services Division in the amount of €97.8 million and the Transportation Division in the amount of €185.9 million.

Disposals concern the Water Division in the amount of €44.3 million, the Waste Management Division in the amount of €56 million, the Energy Services Division in the amount of €10.0 million and the Transportation Division in the amount of €31.7 million.

Back to contents

Foreign exchange translations concern the Water Division in the amount of €84.4 million, the Waste Management Division in the amount of €172.2 million, the Energy Services Division in the amount of €24.1 million and the Transportation Division in the amount of €7.7 million, following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

Reminder: Movements in the net carrying amount of property, plant and equipment during 2004:

(€ millions)	As of January 1, 2004 adjusted	Additions	Disposals	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Property, plant and equipment, gross	12,985.1	1,154.9	(855.7)	-	342.0	(97.2)	(104.4)	13,424.7
Depreciation	(6,742.6)	-	696.0	(1,099.0)	(146.1)	29.9	10.5	(7,251.3)
Property, plant and equipment, net	6,242.5	1,154.9	(159.7)	(1,099.0)	195.9	(67.3)	93.9	6,173.4

Change in scope is mainly related to the acquisition of Dalkia Poznan Zec in the Energy Services Division (€49 million), "Groupe Connex GVI" in Canada in the Transport Division (€11 million).

Note 8

Investments in associates

The principal investments in associates are as follows:

	As of December 31,
	% holding			Share in equity			Share of net income
	2006	2005	2004	2006	2005	2004	2006	2005	2004
		adjusted			adjusted			adjusted
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	95.4	93.1	94.2	0.8	1.5	1.2
TIRU	24.00%	24.00%	24.00%	13.6	10.7	11.5	2.2	(0.8)	5.1
EED ES Tersege Vizikozmu KFT (1)	20.80%	-	-	5.1	-	-	0.1	-	-
Urban Sanitation (2)	50.00%	49.00%	49.00%	-	13.9	12.1	-	1.3	1.6
CICG	41.97%	41.95%	41.97%	5.9	5.6	5.4	0.3	0.3	0.2
Southern Water investments Limited (3)	-	25.00%	19.90%	-	17.7	11.7	-	(*)	(*)
KVW Investment Co Ltd Hohhot	49.00%	49.00%	-	5.5	5.3	-	0.8	-	-
Shanghai Laogang Landfil	30.00%	30.00%	30.00%	5.5	5.2	4.5	0.6	(0.1)	-
Ta Ho Onyx Yunlin (4)	33.30%	33.30%	33.30%	3.7	-	-	(4.2)	-	-
Cie Méridionale de Participations (5)	45.00%	-	-	12.4	-	-	-	-	-
Cie Méridionale de Navigation (5)	45.00%	-	-	28.0	-	-	5.1	-	-
Other (per unit < €5 million in 2005 and 2006				65.9	50.0	79.8	0.3	4.3	13.9
Investments in associates				241.0	201.5	219.2	6.0	6.5	22.0

(1)

EED ES Tersege Vizikozmu KFT (Hungary): entry into the Water Division in 2006.

(2)

Change in consolidation method: proportionate consolidation from 2006 following the signature of a new shareholders’ agreement resulting in joint control.

(3)

Sold in 2006.

(4)

Taho Yunlin is equity accounted in 2006 (previously non-consolidated) due to the low probability of completion of the purchase by the partner in the company following the termination of the contract by the County of Yunlin (Taiwan).

(5)

Entry into the scope of consolidation of stakes in CMN and CMP held by SNCM.

(*)

Recorded in Net income (expense) from discontinued operations in the amount of €2.5 million for the year ended December 31, 2006, -€8.4 million for the year ended December 31, 2005 and €2.2 million for the year ended December 31, 2004.

Back to contents

Movements in investments in associates in 2006:

(€ millions)	% holding as of December 31, 2006	2005 adjusted	Net income	Dividend distribution	Foreign exchange translation	Changes in consolid-ation scope	Other	2006
Favarosi Csatomazasi Muvek	25%	93.1	0.8	-	0.5	-	1.0	95.4
TIRU	24%	10.7	2.2	-	0.7	-	-	13.6
EED ES Tersege Vizikozmu KFT	20.80%	-	0.1	-	-	5.0	-	5.1
Urban Sanitation	50%	13.9	-	-	-	(13.9)	-	-
CICG	41.97%	5.6	0.3	-	-	-	0.0	5.9
Southern Water investments Limited	-	17.7	-(*)	-	-	(17.7)	-	-
KVW Investment Co Ltd	49%	5.3	0.8	-	(0.5)	-	(0.1)	5.5
Shanghai Laogang Landfil	30%	5.2	0.6	-	(0.4)	-	0.1	5.5
Ta Ho Onyx Yunlin	33.30%	-	(4.2)	-	(2.4)	10.4	(0.1)	3.7
Cie Méridionale de Participations	45%	-	-	-	-	12.5	(0.1)	12.4
Cie Meridionale de Navigation	45%	-	5.1	-	-	22.9	-	28.0
Other (per unit < €5 million in 2005 and 2006		50.0	0.3	(4.1)	(2.1)	14.9	6.9	65.9
Investments in associates		201.5	6.0	(4.1)	(4.2)	34.1	7.7	241.0

(*)Recorded in Net income (expense) from discontinued operations in the amount of €2.5 million for the year ended December 31, 2006.

No amounts were transferred to Non-current assets feld for sale in 2004, 2005 or 2006.

The decrease in 2006 of components of balance sheet and consolidated income statement results from the disposal of Southern Water Investments Limited.

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Non-current assets	848.6	4,872.7	4,992.1
Current assets	256.7	1,414.4	2,005.1
Total assets	1,105.3	6,287.1	6,997.2
Equity attributable to equity holders of the parent	586.3	524.0	696.8
Minority interests	1.0	1.4	6.8
Non-current liabilities	263.1	4,735.8	5,046.0
Current liabilities	254.9	1,025.9	1,247.6
Total equity and liabilities	1,105.3	6,287.1	6,997.2
Consolidated Income Statement
Revenue	329.5	1,085.5	1,449.0
Operating income	37.2	355.6	373.1
Net income for the year	24.6	37.1	53.2

Back to contents

Reminder: Movements in investments in associates during 2005:

(€ millions)	% holding as of December 31, 2005	2004 adjusted	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2005 adjusted
Domino	-	15.2	-	-	-	-	(15.2)	-
Fovarosi Csatomazasi Muvek	25.00%	94.2	1.5	-	(2.6)	-	-	93.1
Tiru	24.00%	11.5	(0.8)	-	-	-	-	10.7
Urban Sanitation	49.00%	12.1	1.3	(1.4)	1.9	-	-	13.9
Technoborgo	-	6.5	-	-	-	(6.5)	-	-
CICG	41.95%	5.4	0.3	(0.1)	-	-	-	5.6
PCP Holding	-	10.0	-	-	-	(10.0)	-	-
Southern Water investments Limited	25.00%	11.7	8.4	(5.1)	2.2	3.7	(3.2)	17.7
Other	-	52.6	4.2	(3.7)	0.9	6.4	0.1	60.5
Investments in associates		219.2	14.9	(10.3)	2.4	(6.4)	(18.3)	201.5

Reminder: Movements in investments in associates during 2004:

(€ millions)	% holding as of December 31, 2004	January 1, 2004 adjusted	Net income	Dividend distribution		Foreign exchange translation	Changes in consolidation scope	Other	2004 adjusted
Domino	15.00%	35.4	(0.2)	-	-	0.9	(20.9)	-	15.2
Intan Utilities Berhad	-	8.2	-	-	-	-	(8.2)	-	-
Fovarosi Csatomazasi Muvek	25.00%	87.0	1.2	-	-	6.0	-	-	94.2
Tiru	24.00%	6.9	5.1	(0.5)	-	-	-	-	11.5
Urban Sanitation	49.00%	12.9	1.6	(1.4)	-	(1.0)	-	-	12.1
Technoborgo	49.00%	7.0	1.5	(1.7)	(0.3)	-	-	-	6.5
CICG	41.97%	5.3	0.2	(0.1)	-	-	-	-	5.4
PCP Holding	19.21%	6.5	3.6	-	-	-	-	(0.1)	10.0
Southern Water investments Limited	19.90%	16.9	2.2	(3.3)	-	-	-	(4.1)	11.7
Other	-	39.8	9.0	(10.6)	-	(3.8)	20.6	(2.4)	52.6
Investments in associates		225.9	24.2	(17.6)	(0.3)	2.1	(8.5)	(6.6)	219.2

Note 9

Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in the fair value of non-consolidated investments during 2006:

(€ millions)	As of December 31, 2005 adjusted	Acquisitions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Other	As of December 31, 2006
Non-consolidated investments	209.5	33.2	(11.9)	(65.7)	0.8	(2.5)	18.3	181.7

Acquisitions mainly concern the acquisition of an additional 8% interest in Gaz de Bordeaux by the Energy Services Division for a consideration of €12.8 million.

Back to contents

The principal disposal was the sale of Ecofin (United Kingdom) shares held by the Water Division in the amount of -€6.6 million.

Changes in consolidation scope mainly concern the consolidation in 2006 of the company carrying the Hradec Kralove contract (Water Division, Czech Republic) and SEBS (Water Division, Germany) for -€14.8 million and -€27 million respectively and Ta-Ho Yunlin (Waste Management Division, China), for -€10.0 million.

Other movements concern the reclassification of an investment previously recorded in “Other long-term investments”.

Non-consolidated investments break down as follows:

(€ millions)	% interest as of December 31, 2006	Gross carrying amount as of December 31, 2006	Impairment losses	Fair value adjust-ments	Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005 adjusted	Net carrying amount as of December 31, 2004 adjusted
Méditerranea delle Acque (formerly Genova Acque)(1)	17.1%	26.3	-	(0.3)	26.0	25.7	25.6
Avacon (1)	1.3%	25.0	-	-	25.0	-	-
Domino Sanepar (1)	15.0%	20.7	-	-	20.7	20.7	-
Gaz de Bordeaux (1)	24.0%	17.5	-	1.8	19.3	4.6	4.6
SEBS - GmbH (2)		-	-	-	-	27.0	-
Hradec Kralove (2)		-	-	-	-	14.8	-
Ta-Ho Yunlin (2)		-	-	-	-	10.0	10.2
Vodarny (3)					-	-	13.1
Rev Suisse (3)					-	-	13.2
Other (per unit <€10 million in 2006 and 2005		112.4	(21.7)	-	90.7	106.7	114.4
Non-consolidated investments		201.9	(21.7)	1.5	181.7	209.5	181.1

(3) Investment not consolidated as not satisfying the “significant influence” criteria. (2) Company consolidated in 2006 (3) Company consolidated in 2005

Reminder: Movements in non-consolidated investments during 2005:

(€ millions)	As of December 31, 2004 adjusted	Acquisitions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Other	As of December 31, 2005 adjusted
Non-consolidated investments	181.1	65.3	(18.3)	(35.3)	0.3	(0.8)	17.2	209.5

Acquisitions mainly concern SEBS GmbH (Braunschweig Waste Water Services) and Hradec Kralove for €27.0 million and €14.8 million respectively.

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

Reminder: Movements in non-consolidated investments during 2004:

(€ millions)	As of January 1, 2004 adjusted	Acquisitions	Disposals	Fair value adjustments	As of December 31, 2004 adjusted
Non-consolidated investments	198.2	26.3	-56.3	12.9	181.1

Note 10

Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts (see Note 1.20) and from the application of IFRIC 4 (see Note 1.21).

Back to contents

Movements in the net carrying amount of non-current and current operating financial assets during 2006:

(€ millions)	As of December 31, 2005 adjusted	New financial assets	Repayments/ disposals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Gross	5,547.6	360.6	(438.1)	-	12.7	(40.8)	23.6	5,465.6
Impairment losses	(2.2)	-	-	(3.9)	-	0.2	(0.1)	(6.0)
Non-current and current operating financial assets	5,545.4	360.6	(438.1)	(3.9)	12.7	(40.6)	23.5	5,459.6

The principal new operating financial assets in 2006 mainly concern:

•

the Water Division and mainly projects in Berlin (€115.2 million), BOT of Brussels (€62.9 million) and BOT of the Hague (€27.2 million);

•

the Energy Services Division and in particular cogeneration plants in France (€45.1 million).

The principal repayments of operating financial assets in 2006 concern:

•

the Water Division and mainly projects in Water of Berlin (€130.8 million) and BOT of Brussels (€95.3 million);

•

the Energy Services Division and in particular cogeneration plants in France (€112.4 million).

The others concern transfer from non-current operating financial assets to operating current financial assets.

(€ millions)	As of December 31,
	Non-current assets			Current assets			Total
	2006	2005 adjusted	2004 adjusted	2006	2005 adjusted	2004 adjusted	2006	2005 adjusted	2004 adjusted
Water	3,667.0	3,808.1	3,487.5	163.5	55.2	38.2	3,830.5	3,863.3	3,525.7
Waste Management	711.2	730.5	626.3	25.8	18.7	12.3	737.0	749.2	638.6
Energy Services	651.0	709.1	740.0	120.1	113.0	99.9	771.1	822.1	839.9
Transportation	98.8	83.5	87.9	16.6	20.9	8.4	115.4	104.4	96.3
Other	5.4	6.2	5.3	0.2	0.2	0.1	5.6	6.4	5.4
Operating financial assets	5,133.4	5,337.4	4,947.0	326.2	208.0	158.9	5,459.6	5,545.4	5,105.9

IFRIC 12 operating financial assets maturity schedule:

(€ millions)	1 Year	2 Years	3 to 5 years	After 5 years	Total
Water	144.9	143.0	342.9	2,830.5	3,461.3
Waste Management	16.5	63.9	71.8	487.1	639.3
Energy Services	5.6	6.0	12.6	36.5	60.7
Transportation	16.6	18.4	35.6	44.8	115.4
Other	0.2	0.2	0.8	4.4	5.6
Total	183.8	231.5	463.7	3,403.3	4,282.3

IFRIC 4 operating financial assets maturity schedule:

(€ millions)	1 Year	2 Years	3 to 5 years	After 5 years	Total
Water	18.6	21.3	71.0	258.2	369.1
Waste Management	9.3	9.9	30.9	47.7	97.8
Energy Services	114.5	118.9	316.9	160.1	710.4
Transportation	-	-	-	-	-
Other	-	-	-	-	-
Total	142.4	150.1	418.8	466.0	1,177.3

Back to contents

Reminder: Movements in the net carrying amount of non-current and current operating financial assets during 2005:

(€ millions)	As of December 31, 2004 adjusted	New financial assets	Repayments/ disposals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Gross	5,105.9	513.4	(320.6)	-	75.0	123.0	50.9	5,547.6
Impairment losses	-	-	-	(2.2)	-	-	-	(2.2)
Non-current and current operating financial assets	5,105.9	513.4	(320.6)	(2.2)	75.0	123.0	50.9	5,545.4

The €439.5 million increase in operating financial assets on 2004 is mainly due to BOT of Brussels the Hague (€124.2 million Water Division).  The decrease in operating financial assets in the Energy Service Division is due to the repayment of cogeneration financial assets.

Reminder: Movements in the net carrying amount of non-current and current operating financial assets during 2004:

(€ millions)	As of January 1, 2004 adjusted	New financial assets	Repayments/ disposals	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Gross	4,956.5	428.5	(275.8)	3.2	(11.3)	4.8	5,105.9
Impairment losses	-	-	-	-	-	-	-
Non-current and current operating financial assets	4,956.5	428.5	(275.8)	3.2	(11.3)	4.8	5,105.9

The €149.4 million increase in operating financial assets on 2003 is mainly due to construction projects. The decrease in operating financial assets in the energy Services Division is due to the segment of cogeneration financial assets.

Note 11

Other non-current financial assets

Movements in the value of other non-current financial assets during 2006:

(€ millions)	As of December 31, 2005 adjusted	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses	Foreign exchange translation	Other	As of December 31, 2006
Gross	496.0	69.4	(29.2)	2.7	-	(15.3)	(21.6)	502.0
Impairment losses	(67.6)	-	-	-	2.4	6.6	-	(58.6)
Other long-term loans, net	428.4	69.4	(29.2)	2.7	2.4	(8.7)	(21.6)	443.4
Gross	279.4	27.8	(22.3)	(45.5)	-	(3.2)	(29.7)	206.5
Impairment losses	(16.2)	-	-	-	3.4	0.4	-	(12.4)
Other investments, net	263.2	27.8	(22.3)	(45.5)	3.4	(2.8)	(29.7)	194.1
Other non-current financial assets, net	691.6	97.2	(51.5)	(42.8)	5.8	(11.5)	(51.3)	637.5

Other long-term loans, net

Additions mainly correspond to a loan to non-Group part of loan to a company consolidated using the proportionate method.

Other movements concern the transfer of loans to operating financial assets.

Other long-term loans as of December 31, 2006 mainly include:

•

A deposit paid related to the Berlin contract held by Veolia Wasser GmbH (Water Division, Germany) of €97.3 million;

•

Water Division loans of €22 million in the United States;

•

Payment guarantee deposits of €36.7 million and other deposits of €20.9 million;

•

Non-group loans to companies consolidated using the proportionate method.

Cumulated impairment losses on other long-term loans mainly include the impairment of Water Division long-term loans in the U.S. in the cumulative amount of -€57.1 million as of December 31, 2006 and -€63.7 million as of December 31, 2005 (the decrease is mainly due to changes in the U.S. dollar exchange rate).

Other investments, net

Changes in the scope of consolidation include the unblocking of the collateral guarantees intended to finance Water Division investments in China in the amount of -€45.4 million (€21.1 million in respect of Kunming contract and €24.3 million in respect of Changhou contract), the impact of the sale of Southern Water preferential shares in the amount of -€66.3 million and a collateral guarantee including an advance from the French State to SNCM in the amount of €38.5 million.

Other movements notably concern the transfer of other investments to Non-consolidated investments.

Other investments as of December 31, 2006 mainly include:

Back to contents

•

Guarantee deposits paid to suppliers and others in the amount of €14.9 million;

•

Pension funds and other employee-related obligations in the amount of €35.8 million;

•

Collateral guarantees including an advance from the French State to SNCM in the Transportation Division (+€38.5 million).

No amounts were transferred to Non-current assets held for sale in 2004, 2005 or 2006.

Reminder: Movements in the value of other non-current financial assets during 2005:

(€ millions)	As of December 31, 2004 adjusted	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Gross	469.1	62.1	(55.7)	(0.3)	-	(1.2)	22.2	(0.2)	496.0
Impairment losses	(61.0)	-	-	-	1.7	-	(8.8)	0.5	(67.6)
Other long-term loans, net	408.1	62.1	(55.7)	(0.3)	1.7	(1.2)	13.4	0.3	428.4
Gross	210.3	63.1	(24.6)	34.6	-	(7.1)	9.3	(6.2)	279.4
Impairment losses	(11.7)	-	-	(2.3)	(2.9)	-	(0.6)	1.3	(16.2)
Other investments, net	198.6	63.1	(24.6)	32.3	(2.9)	(7.1)	8.7	(4.9)	263.2
Other non-current financial assets, net	606.7	125.2	(80.3)	32.0	(1.2)	(8.3)	22.1	(4.6)	691.6

Changes in consolidation scope as of December 31, 2005 include the addition of shares in the amount of €27.4 million following the acquisition of the Waste Water contract of the town of Braunschweig (Water Division, Germany).

The increase in other investments is mainly due to the new collateral guarantees intended for investment in the Changzou and Kunming contracts (Water Division, China) in the amount of €24.3 million and €21.1 million respectively at the balance sheet date.

Reminder: Movements in the value of other non-current financial assets during 2004:

(€ millions)	As of January 1, 2004 adjusted	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Gross	495.4	132.5	(129.4)	(18.9)	-	(6.0)	(4.5)	469.1
Impairment losses	(70.4)	-	5.7	-	(1.3)	4.5	0.5	(61.0)
Other long-term loans, net	425.0	132.5	(123.7)	(18.9)	(1.3)	(1.5)	(4.0)	408.1
Gross	366.0	(45.7)	-	(3.4)	(12.3)	(10.4)	(83.9)	210.3
Impairment losses	(8.0)	-	(25.0)	0.5	2.6	0.2	18.0	(11.7)
Other investments, net	358.0	(45.7)	(25.0)	(2.9)	(9.7)	(10.2)	(65.9)	198.6
Other non-current financial assets, net	783.0	86.8	(148.7)	(21.8)	(11.0)	(11.7)	(69.9)	606.7

The "Additions" amounts are mainly related to a loan granted by Veolia Environnement SA to Dalkia International (the latter is consolidated using the proportional method) for €48.5 million and to the increase of deposits of Veolia Environnement SA for €16.0 million.

The repayments/disposals of the gross long-term loans come mainly from the reimbursement of the loans belonging to the previous transportation contract of Melbourne (€(44.6) million).

As of December 31, 2004, the acquisition flow (€(45.7) million) includes €(80) million pledged as a collateral guarantee intended to be invested in the Shenzhen contract. The acquisition was completed in 2004, and the company has been consolidated since the last quarter 2004.

Note 12

Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2006:

(€ millions)	As of December 31, 2005 adjusted	Changes in business through profit or loss	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Deferred tax assets, gross	1,592.7	71.2	(14.2)	109.3	(24.4)	53.0	1,787.6
Deffered tax assets not recognized	(458.0)	11.7	0.3	-	8.0	6.1	(431.9)
Deferred tax assets, net	1,134.7	82.9	(13.9)	109.3	(16.4)	59.1	1,355.7
Deferred tax liabilities	1,205.0	98.0	15.9	140.3	(13.2)	58.9	1,504.9

Changes in business through profit or loss include deferred tax of  €50.6 million recognized in Net income (expense) from discontinued operations in the Income Statement.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidated scope mainly concern the entry into the scope of consolidation of Cleanaway in the amount of €45.3 million in assets and €26.7 million in liabilities and of SNCM in the amount of €53.1 million in assets and €66.7 million in liabilities.

Veolia Environnement launched a reorganization of its U.S. tax group in 2006. This reorganization should enable the Group to recover

Back to contents

significant tax losses carried forward relating to the former activities of U.S. Filter.  The Group recognized a deferred tax asset of €188 million as of December 31, 2006, in respect of a portion of tax losses carried forward, substantiated by 5-year tax projections.  These operations are currently under review by the U.S. tax authorities.

Deferred tax assets and liabilities break down by nature as follows:

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Deferred tax assets
Employee benefits	172.4	137.6	87.6
Impairment provisions	16.6	13.5	9.3
Tax losses	775.4	689.9	697.2
Finance leases / Assets	34.1	51.6	52.4
Temporary differences on provisions	255.5	175.4	175.9
Other deductible temporary differences	533.6	524.7	496.5
Gross deferred tax assets	1,787.6	1,592.7	1,518.9
Deferred tax assets not recognized	(431.9)	(458.0)	(387.1)
Recognized deferred tax assets	1,355.7	1,134.7	1,131.8

	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Deferred tax liabilities
Deferred tax on amortization differential	553.6	540.6	482.3
Asset remeasurement	389.4	231.0	207.2
Finance leases / Liabilities	27.4	46.1	35.6
Other taxable temporary differences	534.5	387.3	296.2
Deferred tax liabilities	1,504.9	1,205.0	1,021.3

Deffered tax liabilities on undistributed earnings from subsidiaries, investments in associates and joint-venture are non material.

Deferred tax assets and liabilities break down by destination as follows:

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Deferred tax assets, net
Deferred tax assets on net income	1,276.7	970.3	1,024.4
Deferred tax assets on reserves	79.0	164.4	107.4
Deferred tax assets, net	1,355.7	1,134.7	1,131.8
Deferred tax liabilities
Deferred tax liabilities on net income	1,476.4	1,147.9	935.8
Deferred tax liabilities on reserves	28.5	57.1	85.5
Deferred tax liabilities	1,504.9	1,205.0	1,021.3

Gross tax losses capitalized as of December 31, 2006 become time-barred as follows:

(€ millions)	Time barred in				Total
	≤ 5 years	6 to 10 years	11 to 20 years	Unlimited
Gross tax losses	96.2	29.1	110.4	539.7	775.4

Reminder: Movements in deferred tax assets and liabilities during 2005:

(€ millions)	As of December 31, 2004 adjusted	Changes in business	Fair value adjustments	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Deferred tax assets, gross	1,518.9	(78.2)	38.2	32.7	92.1	(11.0)	1,592.7
Deffered tax assets not recognized	(387.1)	(46.9)	-	-	(24.0)	-	(458.0)
Deferred tax assets, net	1,131.8	(125.1)	38.2	32.7	68.1	(11.0)	1,134.7
Deferred tax liabilities	1,021.3	(12.1)	(8.5)	141.8	63.0	(0.5)	1,205.0

Back to contents

Reminder: Movements in deferred tax assets and liabilities during 2004:

(€ millions)	As of January 1, 2004 adjusted	Changes in business	Fair value adjustments	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Deferred tax assets, gross	1,476.8	(30.6)	-	45.1	(76.7)	104.3	1,518.9
Deffered tax assets not recognized	(445.6)	58.5	-	-	-	-	(387.1)
Deferred tax assets, net	1,031.2	27.9	-	45.1	(76.7)	104.3	1,131.8
Deferred tax liabilities	1,109.0	(18.5)	-	26.7	(55.0)	(40.9)	1,021.3

Note 13

Working capital

Movements in net working capital during 2006:

(€ millions)	As of December 31, 2005 adjusted	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Inventories and work-in-progress, net	635.2	77.2	(2.4)	36.8	(5.3)	(9.7)	731.8
Operating receivables, net	10,083.3	508.7	(33.3)	495.5	(55.8)	(29.7)	10,968.7
Operating payables, net	10,369.8	460.0	-	536.5	(54.1)	(43.6)	11,268.6
Net working capital	348.7	125.9	(35.7)	(4.2)	(7.0)	4.2	431.9

Amounts transferred to Non-current assets held for sale totaled €22.3 million in 2006 (Denmark transportation activities). No amounts were transferred in 2005 or 2004.

Amounts transferred to Non-current assets held for sale totaled €20.2 million in 2006 (Denmark transportation activities). No amounts were transferred in 2005 or 2004.

Net working capital includes working capital requirements of operations (inventories, trade receivables and payables and other operating receivables and payables) and tax working capital requirements (current tax receivables and payables). Movements during the year of €125.9 million concern WCR of operations in the amount of €111.8 million and tax working capital requirements in the amount of €14.1 million.

Movements in inventories during 2006:

Inventories (€ millions)	As of December 31, 2005 adjusted	Changes in business	Impairment losses	Reversals of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Raw materials and supplies	381.8	46.8	-	-	31.1	(2.9)	(4.2)	452.6
Work-in-progress	204.8	28.2	-	-	8.0	(0.7)	(2.9)	237.4
Finished products inventories	68.8	3.6	-	-	4.0	(1.0)	(2.4)	73.0
Contracts in progress	9.8	(1.4)	-	-	-	(0.6)	0.2	8.0
Inventories and work-in-progress, gross	665.2	77.2	-	-	43.1	(5.2)	(9.3)	771.0
Impairment losses on raw materials and supplies	(20.5)	-	(9.9)	6.7	(6.0)	(0.2)	(0.4)	(30.3)
Impairment losses on work-in-progress	(0.5)	-	(0.6)	0.3	-	-	-	(0.8)
Impairment losses on finished products inventories	(9.0)	-	(2.9)	4	(0.3)	0.1	-	(8.1)
Impairment losses on contracts in progress	-	-	-	-	-	-	-	-
Impairment losses on inventories and work-in-progress	(30.0)	-	(13.4)	11.0	(6.3)	(0.1)	(0.4)	(39.2)
Inventories and work-in-progress, net	635.2	77.2	(13.4)	11.0	36.8	(5.3)	(9.7)	731.8

Movements in operating receivables during 2006:

Operating receivables (€ millions)	As of December 31, 2005 adjusted	Changes in business	Impairment losses	Reversals of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Trade accounts receivable	8,644.2	356.7	-	-	389.2	(51.0)	(9.2)	9,329.9
Other operating accounts receivable	1,276.8	21.9	-	-	103.2	(7.7)	(10.3)	1,383.9
Tax receivables	691.1	130.1	-	-	17.2	(0.5)	(12.6)	825.3
Operating receivables, gross	10,612.1	508.7	-	-	509.6	(59.2)	(32.1)	11,539.1
Impairment losses on trade accounts receivable	(403.9)	-	(152.7)	113.8	(9.1)	3.2	-	(448.7)
Impairment losses on other operating accounts receivable	(124.9)	-	(8.5)	14.1	(5.0)	0.2	2.4	(121.7)
Impairment losses on operating receivables	(528.8)	-	(161.2)	127.9	(14.1)	3.4	2.4	(570.4)
Operating receivables, net	10,083.3	508.7	(161.2)	127.9	495.5	(55.8)	(29.7)	10,968.7

Back to contents

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Securitization of receivables in France

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. Veolia Environnement had securitized receivables through its Water Division subsidiaries in the amount of €397.6 million, net of discount, as of December 31, 2006 (compared to €413 million as of December 31, 2005).

Discounting of receivables

Discounted receivables (Dailly sales) were nil as of December 31, 2006, compared to €115.2 million (Dailly sales and other) as of December 31, 2005.

Discounted receivables definitively sold to third parties in the Energy Services Division totaled €108 million as of December 31, 2006, compared to €121 million as of December 31, 2005.

Movements in operating payables during 2006:

Operating payables (€ millions)	As of December 31, 2005 adjusted	Changes in business	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2006
Trade accounts payable	5,430.8	39.5	333.4	(27.5)	(11.9)	5,764.3
Tax and employee-related liabilities	4,939.0	420.5	203.1	(26.6)	(31.7)	5,504.3
Operating payables	10,369.8	460.0	536.5	(54.1)	(43.6)	11,268.6

Reminder: Movements in net working capital during 2005:

(€ millions)	As of December 31, 2004 adjusted	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Inventories and work-in-progress, net	560.3	9.2	(1.9)	40.3	14.4	12.9	635.2
Operating receivables, net	9,233.9	557.8	(25.8)	206.2	158.9	(47.7)	10,083.3
Operating payables, net	9,572.2	524.4	-	165.9	150.5	(43.2)	10,369.8
Net working capital	222.0	42.6	(27.7)	80.6	22.8	8.4	348.7

Reminder: Movements in net working capital during 2004:

(€ millions)	As of January 1, 2004 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Inventories and work-in-progress, net	519.7		15.5	(14.8)	39.9	560.3
Operating receivables, net	9,062.0	251.3	37.1	(106.8)	(9.7)	9,233.9
Operating payables, net	8,779.6	537.9	201.2	(43.6)	97.1	9,572.2
Net working capital	802.1	(291.1)	(131.2)	(76.6)	(81,2)	222.0

Note 14

Other short-term loans

Movements in other short-term loans during 2006:

(€ millions)	As of December 31, 2005 adjusted	Changes in business	Changes in consolidation scope	Impairment losses	Foreign exchange translation	Other	As of December 31, 2006
Gross	379.5	(2.6)	5.4	-	(3.7)	(15.3)	363.3
Impairment losses	(158.3)	-	-	(1.2)	-	1.5	(158.0)
Other short-term loans, net	221.2	(2.6)	5.4	(1.2)	(3.7)	(13.8)	205.3

Net other short-term loans as of December 31, 2006 comprise non-group and current accounts to companies consolidated using the proportionate method (mainly in respect of the Berlin contract for €69.8 million and in France in the Water Division for €66.4 million) and the pre-financing of assets in the Transportation Division for €17.7 million.

Back to contents

Reminder: Movements in other short-term loans during 2005:

(€ millions)	As of December 31, 2004 adjusted	Changes in business	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Gross	496.0	(115.0)	20.0	4.2	(25.7)	379.5
Impairment losses	(163.0)	-	-	(0.3)	5.0	(158.3)
Other short-term loans, net	333.0	(115.0)	20.0	3.9	(20.7)	221.2

Reminder: Movements in other short-term loans during 2004:

(€ millions)	As of January 1, 2004 adjusted	Changes in business	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Gross	554.9	(41.1)	29.4	(7.4)	(39.8)	496.0
Impairment losses	(165.1)	2.1	-	-	-	(163.0)
Other short-term loans, net	389.8	(39.0)	29.4	(7.4)	(39.8)	333.0

Changes in consolidation scope are mainly related to the acquisition of Wabag France (€12.0 million). Other amounts are smaller than €20 million per unit.

Note 15

Marketable securities

Movements in marketable securities during 2006:

(€ millions)	As of December 31, 2005 adjusted	Changes in business	Changes in consolidation scope	Fair value adjust-ments	Foreign exchange translation	Other	As of December 31, 2006
Gross	62.2	(2.5)	1.4	1.5	(0.3)	4.9	67.2
Impairment losses	(1.5)	-	-	-	-	0.7	(0.8)
Marketable securities	60.7	(2.5)	1.4	1.5	(0.3)	5.6	66.4

The change in the Cash flow statement includes capital gains and losses realized on the sale of marketable securities of €0.9 million as of December 31, 2006.

Reminder: Movements in marketable securities during 2005:

(€ millions)	As of December 31, 2004 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Gross	191.5	(117.4)	1.4	1.3	(14.6)	62.2
Impairment losses	(2.2)	-	-	-	0.7	(1.5)
Marketable securities	189.3	(117.4)	1.4	1.3	(13.9)	60.7

The decrease in 2005 is related to the partial sale of the cash UCITS portfolio held by Veolia Environnement SA in the amount of €117.2 million.

Reminder: Movements in marketable securities during 2004:

(€ millions)	As of January 1, 2004 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Gross	188.5	42.3	(4.2)	(0.5)	(34.6)	191.5
Impairment losses	(3.4)	1.2	-	-	-	(2.2)
Marketable securities	185.1	43.5	(4.2)	(0.5)	(34.6)	189.3

Back to contents

Note 16

Cash and cash equivalents

Movements in cash and cash equivalents during 2006:

(€ millions)	As of December 31, 2005 adjusted	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2006
Cash	1,173.1	(81.3)	196.5	-	(23.0)	(1.5)	1,263.8
Cash equivalents	1,163.0	222.2	5.0	0.4	0.4	3.2	1,394.2
Cash and cash equivalents	2,336.1	140.9	201.5	0.4	(22.6)	1.7	2,658.0

Amounts transferred to Non-current assets held for sale totaled €0.5 million in 2006.

Changes in consolidation scope mainly concern the acquisition of SNCM for €100.7 million in the Transportation Division, acquisitions in the Water Division for €40.8 million (in Germany and China) and acquisitions in the Waste Management Division for €38.5 million (Belgium and the United Kingdom).

As of December 31, 2006, the Water Division held cash of €517.4 million, the Energy Services Division held cash of €219.1 million, the Waste Management Division held cash of €214.4 million, the Transportation Division held cash of €141.8 million, Veolia Environnement SA held cash of €43.8 million and the other head office entities held cash of €117.0 million.

As of December 31, 2006, cash equivalents were primarily held by Veolia Environnement SA in the amount of €1,096.8 million (including cash mutual fund investments of €823.0 million and treasury notes of €203.8 million).

Reminder: Movements in cash and cash equivalents during 2005:

(€ millions)	As of December 31, 2004 adjusted	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Cash	948.4	64.4	107.4	-	55.9	(3.0)	1,173.1
Cash equivalents	3,711.9	(2,565.7)	31.6	1.3	(27.8)	11.7	1,163.0
Cash and cash equivalents	4,660.3	(2,501.3)	139.0	1.3	28.1	8.7	2,336.1

The overall decrease in cash and cash equivalents in 2005 was mainly due to the sale of certificates of deposits in the amount of €2,151 million and the sale of monetary UCITS in the amount of €610 million, to finance the repayment of the OCEANE bonds on January 1, 2005 (€1,535 million), the redemption of the TSAR subordinated loan notes redeemable in preference shares on March 31, 2005 and Water Division investments (acquisition of Braunschweig on January 10, 2005 for €374 million).

Changes in consolidation scope mainly concern the acquisition of the water services company serving the town of Braunschweig in Germany in the amount of €45 million.

Reminder: Movements in cash and cash equivalents during 2004:

(€ millions)	As of January 1, 2004 adjusted	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Cash	1,015.2	(147.9)	54.5	-	4.3	22.3	948.4
Cash equivalents	1,862.8	1,885.2	31.6	-	8.8	(76.5)	3,711.9
Cash and cash equivalents	2,878.0	1,737.3	86.1	-	13.1	(54.2)	4,660.3

Back to contents

Note 17

Equity

(€ millions)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2004 adjusted	405,070,515	2,025.3	6,449.1	(298.6)	(4,850.9)	-	(65.7)	3,259.2	1,646.4	4,905.6
Issue of share capital of the parent company	1,351,468	6.8	18.5	-	-	-	-	25.3	-	25.3
Elimination of treasury shares		-	-	(160.7)		-	-	(160.7)	-	(160.7)
Share purchase and subscription option plans		-	-	-	6.9	-	-	6.9	-	6.9
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	88.6	88.6
Parent company dividend distribution		-	-	-	(217.9)	-	-	(217.9)	-	(217.9)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(144.2)	(144.2)
Foreign exchange translation adjustments		-	-	-	-	(72.1)	-	(72.1)	10.9	(61.2)
Fair value adjustments		-	-	-	-	-	(13.9)	(13.9)	(9.9)	(23.8)
Actuarial gains or losses on pension obligations		-	-	-	-	-	-	-	-	-
Net income for the year		-	-	-	389.8	-	-	389.8	133.3	523.1
Other changes		-	-	-	(5.4)	-	-	(5.4)	3.6	(1.8)
As of December 31, 2004 adjusted	406,421,983	2,032.1	6,467.6	(459.3)	(4,677.5)	(72.1)	(79.6)	3,211.2	1,728.7	4,939.9
Issue of share capital of the parent company	1,450,623	7.3	31.5	-	8.6	-	-	47.4	-	47.4
Elimination of treasury shares		-	-	6.6	2.6	-	-	9.2	-	9.2
Share purchase and subscription option plans		-	-	-	16.2	-	-	16.2	-	16.2
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	80.0	80.0
Parent company dividend distribution		-	-	-	(265.4)	-	-	(265.4)	-	(265.4)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(108.6)	(108.6)
Foreign exchange translation adjustments		-	-	-	-	284.4	-	284.4	33.6	318.0
Fair value adjustments		-	-	-	-	-	9.7	9.7	1.6	11.3

Back to contents

(€ millions)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
Actuarial gains or losses on pension obligations		-	-	-	(132.5)	-	-	(132.5)	(12.2)	(144.7)
Net income for the year		-	-	-	622.2	-	-	622.2	172.9	795.1
Other changes		-	-	-	(26.3)	0	14.1	(12.2)	(8.0)	(20.2)
As of December 31, 2005 adjusted	407,872,606	2,039.4	6,499.1	(452.7)	(4,452.1)	212.3	(55.8)	3,790.2	1,888.0	5,678.2
Issue of share capital of the parent company	4,753,944	23.7	142.1		15.8			181.6	-	181.6
Elimination of treasury shares				(26.9)	25.8			(1.1)	-	(1.1)
Share purchase and subscription option plans					16.7			16.7	-	16.7
Third party share in share capital increases by subsidiaries and changes in consolidation scope								-	158.8	158.8
Parent company dividend distribution					(336.3)			(336.3)		(336.3)
Third party share in dividend distributions by subsidiaries								-	(142.9)	(142.9)
Foreign exchange translation adjustments						(106.8)	0.5	(106.3)	6.2	(100.1)
Fair value adjustments					0.2		33.2	33.4	1.3	34.7
Actuarial gains or losses on pension obligations					26.4			26.4	(0.8)	25.6
Net income for the year					758.7			758.7	236.2	994.9
Other changes					(41.9)	39.1	0.3	(2.5)	45.8	43.3
As of December 31, 2006	412,626,550	2,063.1	6,641.2	(479.6)	(3,986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4

The dividend distribution per share was €0.85, €0.68 and €0.55 in 2006, 2005 and 2004 respectively.

The dividend proposed to the General Assembly of 10 May 2007 is €1.05 per share.

17.1

Equity attributable to equity holders of the parent

17.1.1

Share capital:

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

In addition, the share capital was increased by €4.2 million (including additional paid-in capital) following the exercise of share purchase and subscription option plans.

As of December 31, 2006, the share capital was increased by €92.9 million (including additional paid-in capital) following the exercise of share purchase and subscription option plans and by €70.7 million (including additional paid-in capital) following a share capital increase reserved for employees (Group employee savings plan).  The discount on the issue price was expensed in the amount of €15.8 million.

In addition, the share capital was increased by €2.2 million (including additional paid-in capital) following the exercise of share subscription warrants.

Number of shares outstanding:

405,070,515 shares were outstanding as of January 1, 2004, 406,421,983 as of December 31, 2004, 407,872,606 as of December 31, 2005 and 412,626,550 as of December 31, 2006 (including treasury shares) for nominal value of €5.

Back to contents

17.1.2

Offset of treasury shares against equity:

In 2004, 516,899 treasury shares were sold as part of the Onyx Ireland minority interest buyout transaction.

As of December 31, 2004, the Group held 16,183,548 of its own shares.

In 2005, 193,306 shares with a net carrying amount of €9.2 million were sold as part of transactions reserved for employees. As of December 31, 2005, the Group held 15,990,242 of its own shares.

In 2006, 3,424,934 shares were sold and the call sold covering 2,700,000 treasury shares was repurchased for a net carrying amount of €105.8 million as part of transactions reserved for employees. At the same time, Veolia Environnement purchased 2,689,000 treasury shares for a total consideration of €106.9 million and sold a call for 1,400,000 shares.  As of December 31, 2006, the Group held 15,254,308 of its own shares.

17.1.3

Share purchase and subscription option plants:

In accordance with IFRS 2, an expense of €16.2 million in 2005 and €16.7 million in 2006 was recognized in respect of share option plans granted to employees.

17.1.4

Appropriation of net income and dividend distribution:

A dividend distribution of €336.3 million was paid in 2006 out of 2005 net income attributable to equity holders of the parent of €622.2 million. The residual balance of €285.9 million was transferred to Veolia Environnement consolidated reserves.

17.1.5

Foreign exchange translation reserves:

Accumulated foreign exchange translation reserves were transferred on January 1, 2004 to consolidated reserves, in accordance with the option adopted by the Group on first-time adoption of IFRS.

In 2004, foreign exchange translation adjustments attributable to equity holders of the parent (€-72.1 million) included €11.2 million relating to the reversal of foreign exchange translation adjustments, net of tax, on discontinued operations of the Water Division in the United States. Other movements totaled €-83.3 million and mainly concerned the U.S. dollar (€-75.6 million).

In 2005, positive translation differences of €284.4 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €113.5 million.

Accumulated foreign exchange translation reserves as of December 31, 2005 are positive: €212.3 million (portion attributable to equity holders of the parent), including €49.1 million related to the U.S. dollar and €41.7 million related to the Korean won.

In 2006, negative translation differences of €106.3 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €95.0 million.

Accumulated foreign exchange translation reserves as of December 31, 2006 are positive: €144.6 million (portion attributable to equity holders of the parent), including €32.6 million related to the Korean won, €60.4 million related to the pound sterling, €68.8 million related to the Czech crown and €-45.9 million related to the U.S. dollar.

Movements in Foreign exchange translation reserves (attributable to equity holders of the parent and minority interests):

(€ millions)	Total	Attributable to equity holders of the parent
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	(40.0)	(51.0)
Translation differences on net iinvestments	(21.2)	(21.1)
As of December 31, 2004 adjusted	(61.2)	(72.1)
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	291.6	246.4
Translation differences on net investments	(35.0)	(34.1)
As of December 31, 2005 adjusted	256.6	212.3
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	(53.8)	(59.9)
Translation differences on net investments	(7.8)	(7.8)
Movements during 2006	(61.6)	(67.7)
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	237.8	186.5
Translation differences on net investments	(42.8)	(41.9)
As of December 31, 2006	195.0	144.6

Back to contents

Breakdown by currency of Foreign exchange translation reserves attributable to equity holders of the parent:

(€ millions)	As of December 31, 2004 adjusted	As of December 31, 2005 adjusted	Movement	As of December 31, 2006
U.S. Dollar	(64.4)	49.1	(95.0)	(45.9)
Pound Sterling	8.2	33.1	27.3	60.4
Korean Won	5.9	41.7	(9.1)	32.6
Chinese Yuan	(12.2)	28.3	(32.4)	(4.1)
Czech Crown	2.2	18.3	50.5	68.8
Canadian Dollar	(0.7)	10.0	(8.1)	1.9
Australian Dollar	(5.5)	6.9	(5.9)	1.0
Swedish Krona	1.6	(5.0)	6.5	1.5
Norwegian Crown		2.0	(2.6)	(0.6)
Hungarian Forint		2.1	1.3	3.4
Polish Zloty		4.7	0.5	5.2
Romanian Leu		4.9	9.0	13.9
Mexican Peso	(1.4)	2.7	(1.1)	1.6
Egyptian Pound		3.7	(3.3)	0.4
Hong Kong Dollar		1.8	6.4	8.2
Other currencies	(5.8)	8.0	(11.7)	(3.7)
Total	(72.1)	212.3	(67.7)	144.6

17.1.6

Fair value reserves:

Fair value reserves, attributable to equity holders of the parent, are negative in the amount of €79.6 million as of January 1, 2005, €55.8 million as of December 31, 2005 and €21.8 million as of December 31, 2006.

As of December 31, 2006, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings (-€21.9 million) and to a lesser extent, fair value adjustments to available-for- sale securities (€0.1 million).

Movements in fair value reserves (attributable to equity holders of the parent and minority interests):

(€ millions)	Total	Attributable to equity holders of the parent
As of January 1, 2006
Fair value adjustments on available-for-sale assets	3.0	3.0
Derivative instruments – cash flow hedges	(60.7)	(58.8)
Opening fair value reserves as of January 1, 2006	(57.7)	(55.8)
Fair value adjustments:
Fair value adjustments on available-for-sale assets	(2.3)	(2.9)
Derivative instruments – cash flow hedges	37.0	36.3
Fair value adjustments during 2006	34.7	33.4
Other changes:		-
Fair value adjustments on available-for-sale assets	-	-
Derivative instruments – cash flow hedges	0.6	0.6
Other adjustments during 2006	0.6	0.6
As of December 31, 2006
Fair value adjustments on available-for-sale assets	0.7	0.1
Derivative instruments – cash flow hedges	(23.1)	(21.9)
Closing fair value reserves as of December 31, 2006	(22.4)	(21.8)

17.1.7

Other changes:

In 2006, other changes mainly concerned purchase price allocations in respect of a subsidiary.

In 2005, they mainly concerned the exercise of a put option.

17.2

Minority interests

A break down of the movement in minority interests is presented in the Statement of changes in shareholders' equity.

The increase in minority interests in 2006 was mainly due to the consolidation of Asian companies in the Water Division (+€60.6 million), the acquisition of minority interests by the ERBD in Central Europe in the Transportation Division (+€40.3 million) and the acquisition by IFM of an interest in the share capital of Zec Lodz in Dalkia (+€47 million). Other movements mainly concern the definitive allocation of the purchase price for Dalkia’s Polish subsidiaries (+€33.5 million).

Back to contents

Note 18

Non-current and current provisions

Pursuant to IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Euro
2 to 5 years	4.37%	3.25%	3.23%
6 to 10 years	4.60%	3.88%	4.79%
After ten years	5.20%	4.32%	5.16%
U.S Dollar
2 to 5 years	5.20%	5.16%	2.84%
6 to 10 years	5.36%	5.55%	4.79%
After ten years	5.86%	5.79%	5.16%
Pound Sterling
2 to 5 years	5.60%	4.88%	5.42%
6 to 10 years	5.56%	5.11%	5.67%
After ten years	5.60%	5.10%	5.67%

Movements in non-current provisions during 2006:

(€ millions)	As of December 31, 2005 adjusted	Addition	Utilization	Actuarial gains (losses)	Reversal	Unwinding of discount	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2006

Tax litigations	50.9	23.0	(7.3)	-	-	(0.5)	-	-	(0.8)	65.3
Employee litigations	2.2	1.5	(1.0)	-	(0.1)	0.2	-	-	0.4	3.2
Other litigations	64.6	27.1	(13.7)	-	(3.0)	0.2	13.3	(0.6)	6.6	94.5
Contractual commitments	295.8	163.7	(163.6)	-	(1.1)	-	0.2	-	(7.2)	287.8
Provisions for work-in-progress & losses to completion on LT contracts	47.7	68.6	(3.0)	-	(1.0)	(0.1)	206.2	(0.9)	(15.9)	301.6
Closure and post-closure costs	306.3	12.5	(13.6)	-	(13.8)	16.0	84.2	(5.3)	11.5	397.8
Restructuring expenses	-	-	-	-	-	-	23.2	-	-	23.2
Subsidiary risks	1.2	-	-	-	-	-	-	-	(0.3)	0.9
Warranties and customer care	114.6	49.4	(20.9)	-	(2.4)	-	1.8	(1.2)	0.8	142.1
Other	99.0	25.0	(13.9)	-	(4.2)	0.6	42.0	(0.6)	(16.7)	131.2
Non-current provisions excl. pensions and other employee benefits	982.3	370.8	(237.0)	-	(25.6)	16.4	370.9	(8.6)	(21.6)	1,447.6
Provisions for pensions and other employee benefits*	665.7	74.8	(83.2)	(37.1)	(2.7)	-	108.1	(0.8)	24.2	749.0
Non-current provisions	1,648.0	445.6	(320.2)	(37.1)	(28.3)	16.4	479.0	(9.4)	2.6	2,196.6

* See Note 34.

Back to contents

Movements in current provisions during 2006:

(€ millions)	As of December 31, 2005 adjusted	Addition	Utilization	Reversal	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2006

Tax litigations	46.5	23.4	(18.4)	(2.6)	0.1	(0.1)	(0.3)	48.6
Employee litigations	18.4	12.3	(6.5)	(1.8)	(0.3)	-	1.4	23.5
Other litigations	142.1	39.1	(58.1)	(14.8)	-	(0.8)	(3.6)	103.9
Provisions for work-in-progress & losses to completion on LT contracts	111.3	55.6	(92.1)	(3.4)	67.1	(1.7)	28.4	165.2
Provisions for property, plant and equipment	1.5	2.5	(1.5)	-	-	-	-	2.5
Closure and post-closure costs	53.4	7.1	(17.1)	(2.7)	2.8	(2.6)	19.0	59.9
Restructuring expenses	21.8	15.6	(18.8)	(1.9)	29.9	-	(0.5)	46.1
Subsidiary risks	18.9	3.0	(5.0)	(1.3)	(0.5)	-	0.4	15.5
Warranties and customer care	145.0	60.5	(50.8)	(6.6)	0.5	(5.7)	(3.4)	139.5
Other	195.1	117.9	(86.0)	(34.9)	8.5	(1.8)	22.4	221.2
Current provisions	754.0	337.0	(354.3)	(70.0)	108.1	(12.7)	63.8	825.9

No amounts were transferred to Non-current assets held for sale in 2006 or 2005.

Movements in non-current and current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation arising in the normal course of Veolia Environnement’s business operations.

The Water and Energy Services Divisions account for the majority of the provisions (€204.5 million and €68.6 million respectively).

Contractual commitments

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions relate to the Water and Energy Services Divisions in the amount of €200.1 million and €87.6 million respectively.

Work-in-progress and losses to completion on long-term contracts

The principal provisions relate to engineering activities of the Water Division (€86.9 million) and the Transportation Division (€350.4 million). Changes in consolidation scope mainly concern the entry into the scope of consolidation of SNCM for €265.4 million. The addition for the year mainly concerns a railway contract in the Transportation Division in Germany.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs for the disposal facilities it operates or for which it is otherwise responsible. The Group provides for these estimated future costs pro rata to waste tonnage deposited, over the authorized duration of the sites.

For the Waste Management Division, these provisions totaled €430.1 million as of December 31, 2006, compared to €335.4 million as of December 31, 2005. The acquisition of Cleanaway, new commitments, the unwinding of the discount and the change in discount rates, impacted non-current provisions by €66.0 million, €38.5 million and €16.0 million and €-12.4 million respectively.

Other provisions concern plant dismantling and site remediation in the Water and Energy Services Divisions, and totaled €25.6 million and €21.9 million as of December 31, 2006 and 2005 respectively.

Subsidiary risks

In the normal course of its activities, Veolia Environnement is required to record provisions to cover risks relating to certain subsidiaries.

Warranties and customer care

These provisions principally relate to captive insurance companies (€109.9 million of incurred losses), to the Water Division (€68.4 million) and to the Energy Services Division (€44.9 million).

Other

Other provisions include those obligations recorded as part of the normal operation of the Group’s subsidiaries.

Back to contents

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2006 total €749.0 million, and include provisions for pensions and other post-employment benefits of €626.8 million (governed by IAS 19 and detailed in Note 34) and provisions for other long-term benefits of €122.2 million.

Reminder: Movements in non-current provisions during 2005:

(€ millions)	As of December 31, 2004 adjusted	Addition	Utilization	Actuarial gains (losses)	Reversal	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted

Tax litigations	16.2	36.6	(2.4)	-	-	0.2	-	0.2	(0.1)	50.7
Employee litigations	5.4	0.9	(2.8)	-	(0.2)	0.1	-	-	(1.1)	2.3
Other litigations	61.1	7.6	(4.5)	-	(0.2)	1.5	4.9	1.3	(7.0)	64.7
Contractual commitments	321.6	156.4	(168.1)	-	(7.3)	-	3.1	1.0	(10.9)	295.8
Provisions for work-in-progress & losses to completion on LT contracts	45.1	15.4	(6.0)	-	(0.3)	0.5	5.1	1.3	(13.4)	47.7
Closure and post-closure costs	262.0	22.6	(4.3)	-	(0.3)	14.2	4.0	12.3	(4.2)	306.3
Restructuring expenses	1.7	-	-	-	(0.3)	-	-	-	(1.4)	-
Subsidiary risks	3.7	0.2	(2.7)	-	-	-	-	-	-	1.2
Warranties and customer care	86.5	38.5	(6.0)	-	(0.2)	0.1	(0.2)	0.3	(4.4)	114.6
Other	64.3	29.7	(11.3)	-	(5.7)	2.6	13.3	1.6	4.5	99.0
Non-current provisions excl. pensions and other employee benefits	867.6	307.9	(208.1)	-	(14.5)	19.2	30.2	18.0	(38.0)	982.3
Non-current provisions for pensions and other employee benefits*	441.0	65.5	(59.4)	184.2	(36.8)	-	37.4	9.8	24.0	665.7
Non-current provisions	1,308.6	373.4	(267.5)	184.2	(51.3)	19.2	67.6	27.8	(14.0)	1,648.0

* See Note 34.

Back to contents

Reminder: Movements in non-current provisions during 2004:

(€ millions)	As of January 1, 2004 adjusted	Addition	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted

Tax litigations	21.6	2.1	(0.8)	(0.6)	(2.2)	-	(3.9)	16.2
Employee litigations	5.3	1.8	(2.3)	(0.1)	-	-	0.7	5.4
Other litigations	96.9	9.3	(21.4)	(0.2)	(2.6)	0.5	(21.4)	61.1
Contractual commitments	322.7	87.1	(84.0)	(9.9)	4.7	-	1.0	321.6
Provisions for work-in-progress & losses to completion on LT contracts	36.8	6.3	(15.0)	(0.2)	(4.1)	(0.3)	21.6	45.1
Closure and post-closure costs	201.5	16.6	(5.2)	0.4	2.4	(5.3)	51.6	262.0
Restructuring expenses	1.1	-	-		-	0.1	0.5	1.7
Subsidiary risks	6.2	-	(2.1)		(0.3)	-	(0.1)	3.7
Warranties and customer care	84.1	56.6	(41.0)	(0.6)	(21.8)	(1.8)	11.0	86.5
Other	56.9	66.0	(60.9)	(5.0)	(1.3)	(1.6)	10.2	64.3
Non-current provisions excl. pensions and other employee benefits	833.1	245.8	(232.7)	(16.2)	(25.2)	(8.4)	71.2	867.6
Non-current provisions for pensions and other employee benefits*	431.0	82.8	-	(46.5)	(19.2)	(3.6)	(3.5)	441.0
Non-current provisions	1,264.1	328.6	(232.7)	(62.7)	(44.4)	(12.0)	67.7	1,308.6
Reminder: Movements in current provisions during 2005:

(€ millions)	As of December 31, 2004 adjusted	Addition	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted

Tax litigations	46.5	19.2	(19.6)	(6.8)	5.5	0.6	1.0	46.4
Employee litigations	15.3	9.6	(5.9)	(2.0)	-	-	1.5	18.5
Other litigations	131.5	83.4	(67.0)	(5.4)	(4.7)	3.4	0.9	142.1
Provision for work-in-progress & losses to completion on LT contracts	107.6	60.0	(92.1)	(0.3)	14.2	2.0	19.9	111.3
Provisions for property, plant and equipment	8.2	0.4	0.9	(1.4)	1.4	0.1	(8.1)	1.5
Closure and post-closure costs	72.4	4.0	(28.3)	(4.3)	(1.5)	4.1	7.0	53.4
Restructuring expenses	35.9	6.5	(23.8)	(1.8)	2.0	1.3	1.7	21.8
Subsidiary risks	62.6	11.8	(49.6)	(6.1)	-	0.2	-	18.9
Warranties and customer care	90.1	67.8	(55.8)	(0.5)	24.8	8.4	10.2	145.0
Other	130.0	112.0	(58.9)	(12.0)	4.6	4.6	14.8	195.1
Current provisions excl. pensions and other employee benefits	700.1	374.7	(400.1)	(40.6)	46.3	24.7	48.9	754.0

* See Note 34.

Reminder: Movements in current provisions during 2004:

(€ millions)	As of January 1, 2004 adjusted	Addition	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted

Tax litigations	45.4	23.1	(20.1)	(2.5)	(2.4)	(0.2)	3.2	46.5
Employee litigations	14.5	7.7	(4.8)	(1.8)	(0.1)	-	(0.2)	15.3
Other litigations	113.4	60.5	(59.1)	(4.0)	(5.7)	(2.4)	28.8	131.5
Provision for work-in-progress & losses to completion on LT contracts	80.9	73.8	(58.0)	(3.6)	12.8	(1.4)	3.1	107.6
Provisions for property, plant and equipment	8.6	0.1	(0.4)	-	0.1	-	(0.2)	8.2
Closure and post-closure costs	85.2	60.2	(29.5)	(1.9)	2.2	(0.3)	(43.5)	72.4
Restructuring expenses	46.5	42.0	(41.1)	(7.9)	(4.2)	(0.3)	0.9	35.9
Subsidiary risks	87.1	39.4	(60.6)	(3.1)	(0.7)	0.9	(0.4)	62.6
Warranties and customer care	87.6	59.0	(42.8)	(0.6)	(22.7)	(1.9)	11.5	90.1
Other	122.9	129.4	(119.5)	(22.3)	(2.5)	(3.1)	25.1	130.0
Current provisions excl. pensions and other employee benefits	692.1	495.2	(435.9)	(47.7)	(23.2)	(8.7)	28.3	700.1

Back to contents

Note 19

Long-term borrowings

Long-term borrowings

(€ millions)	As of December 31, 2005 adjusted	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2006
Bonds	7,857.9	1,287.4	(38.3)	-	(138.0)	(40.1)	(511.4)	8,417.5
Other long-term borrowings	5,864.9	865.3	(938.5)	259.6	0.4	(21.2)	(446.4)	5,584.1
Long-term borrowings	13,722.8	2,152.7	(976.8)	259.6	(137.6)	(61.3)	(957.8)	14,001.6

Change in consolidation scope mainly results from Waste division for €131.6 million (effect of acquisition of Cleanaway in United-Kingdom for €128.6 million), Transportation division for €87.8 million (SNCM for €34.1 million) and Water division for 28.3 million.

Amounts transferred to Non-current liabilities held for sale totaled €31.0 million in 2006 compared to nil in 2005.

Long-term bond borrowings break down by maturity as follows:

(€ millions)	As of December 31, 2004 adjusted	As of December 31, 2005 adjusted	As of December 31, 2006	Maturity
				2 years	3 to 5 years	After five years
Veolia Environnement SA:
Publicly offered or traded issuances(a)	5,538.7	6,939.0	7,588.6	1,010.9	66.1	6,511.6
Private placements (b)	309.5	344.0	309.1	-	-	309.1
Subordinated securities (c)	298.0	-	-	-	-	-
Water:
Three Valleys bond issue (d)	280.6	286.0	292.1	-	-	292.1
Waste Management:
Montgomery bond issue (e)	71.8	74.8	59.5	8.3	25.5	25.7
Tyseley bond issue (f)	66.0	62.5	57.8	7.3	25.1	25.4
Other < €50 million	187.5	151.6	110.4	32.8	12.0	65.6
Bonds	6,752.1	7,857.9	8,417.5	1,059.3	128.7	7,229.5

(a)

As of December 31, 2006, bonds issued under the European Medium Term Notes (EMTN) Program totaled €8,221.7 million, including €7,588.6 million maturing in more than one year. The impact of the fair value measurement of long-term borrowings was €-42.4 million.

During 2006, Veolia Environnement issued notes under its EMTN program for a euro equivalent of €1,450.0 million (recognized in the balance sheet at amortized cost of €1,430.4 million), which break down as follows:

-

€1 billion at a fixed-rate of 4.375%, maturing January 16, 2017. The amortized cost of the issue as of December 31, 2006 is €988.4 million.

-

 €300 million at floating rates (3-month Euribor+0.06%), maturing February 15, 2008. The amortized cost of the issue as of December 31, 2006 is €300.0 million.

-

 €150 million at floating rates (3-month Euribor), maturing July 18, 2007. The issue was partially redeemed in 2006 in the amount of €8 million. The amortized cost of the issue as of December 31, 2006 is €142.0 million.  Given its maturity, this bond issue is recorded in short-term borrowings.

In addition, Veolia Environnement performed a partial repurchase of the 2005 bond issue, maturing May 30, 2007, in the amount of €9 million (in two tranches of €4.5 million). Given its maturity, this bond issue is recorded in short-term borrowings.

(b)

As of December 31, 2006, €309.1 million (including -€4.5 million related to remeasurements) remained outstanding on the private placement performed in the United States in 2003 (USPP). This bond issue comprises five tranches:

-

Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively

-

Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest of 6.02%

-

Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest of 6.31%

The covenants triggering redemption in the event of default are:  ICR (Interest Coverage Rate) > 3.2 and DPR (Debt Payout Rate) < 5.3.

These ratios were defined based on IFRS accounts prior to application of IFRIC 12  and will be updated to take account of IFRIC 12. As of December 31, 2006, Veolia Environnement has not defaulted on these covenants.

(c)

Subordinated loan notes redeemable in preference shares (TSAR) issued on December 28, 2001 by the subsidiary VEFO and maturing December 28, 2006 in the amount of €300 million were repurchased on March 31, 2005.

(d)

The €200 million bond issue performed by the Water Division U.K. subsidiary, Three Valleys, in July 2004 bearing interest of 5.875%, is recognized as of December 31, 2006 at amortized cost for a euro equivalent of €292.1 million. This bond matures on July 13, 2026.

(e)

The U.S. Dollar bond issue, bearing interest of 5.0%, was performed to finance the Montgomery plant near Philadelphia (Pennsylvania) in the United States. This redeemable loan was recognized as of December 31, 2006 at amortized cost for a euro equivalent of €59.5 million, and the final repayment is due on November 1st, 2014.

Back to contents

(f)

This pound sterling bond issue, bearing interest of 6.6675%, was performed to refinance the incineration plant in Birmingham (UK). This redeemable loan was recognized as of December 31, 2006 at amortized cost for a euro equivalent of €57.8 million, and the final repayment is due on January 30, 2018.

Break down of bond issues by main component:

Operation (€ millions)	Final maturity	Currency	Nominal in € million	Interest rate	Amortized cost restatement*	Remeasure-ment	Net carrying amount	Effective interest rate before hedging	Effective interest rate after hedging
Series 1	06/27/2008	EUR	700	5.88%	4	7	711	5.51%	4.46%
Series 7	02/01/2012	EUR	1,000	5.88%	(6)	(24)	970	6.02%	6.22%
Series 8	04/29/2009	CSK	24	Pribor 3M + 0.67%	-	-	24	3%	3%
Series 9	04/23/2010	CSK	21	Pribor 3M + 0.67%	-	-	22	3.47%	3.47%
Series 10	05/28/2013	EUR	1,000	4.88%	(7)	(10)	983	5.00%	4.71%
Series 10 a	05/28/2018	EUR	750	5.38%	2	6	758	5.35%	4.89%
Series 12	11/25/2033	EUR	700	6.13%	(6)	-	694	6.19%	6.19%
Series 13	03/04/2009	USD	21	Libor USD 3M + 0.55%	-	-	20	4.8%	4.8%
Series 14	06/30/2015	USD	38	4.69%	(1)	(2)	35	4.99%	5.83%
Series 15	06/17/2015	EUR	600	1.75%	16	-	616	3.49%	3.49%
Series 17	02/12/2016	EUR	900	4.00%	(6)	(13)	881	4.09%	4.12%
Series 18	12/11/2020	EUR	600	4.38%	(8)	(7)	585	4.50%	4.50%
Series 20	02/15/2008	EUR	300	Euribor 3M +0.06%	-	-	300	3.43%	3.23%
Series 21	01/16/2017	EUR	1,000	4.38%	(12)	-	988	4.52%	4.52%
Total publicly offered issuances			7,654		(24)	(42)	7,589	n/a	n/a
USPP EUR 2013	01/30/2013	EUR	33	5.84%	-	-	33	5.89%	5.89%
USPP GBP 2013	01/30/2013	GBP	10	6.22%	-	-	10	6.27%	6.27%
USPP USD 2013	01/30/2013	USD	112	5.78%	(0.3)	(3)	109	5.83%	6.47%
USPP USD 2015	01/30/2015	USD	95	6.02%	(0.3)	(1)	93	6.06%	6.43%
USPP USD 2018	01/30/2018	USD	64	6.31%	(0.2)	(0.4)	64	6.35%	6.52%
Total private placements			314		(0.8)	(4)	309	n/a	n/a
Three Valleys bond issue	07/13/2026	GBP	298	5.88%	(6)	-	292	6.05%	6.05%
Montgomery bond issue	01/11/2014	USD	59	5.00%	-	-	59	3.40%	3.40%
Tyseley bond issue	07/30/2018	GBP	71	6.68%	(13)	-	58	9.50%	9.50%
MBM Chicago Biosolids bond issue	11/01/2023	USD	37	5.93%	-	-	37	5.93%	5.93%
Selchp bond issue (49%)	12/31/2021	GBP	34	7.14%	(1)	-	33	7.39%	7.39%
Total bond issues			8,468		(44)	(47)	8,377	n/a	n/a

* including long-term interest

Back to contents

Break down of other long-term borrowings by main component:

(€ millions)	As of December 31, 2004 adjusted	As of December 31, 2005 adjusted	As of December 31, 2006	Maturity
				2 years	3 to 5 years	After five years
BWB and SPE debts (a)	1,704.7	2,126.0	2,067.1	919.9	387.5	759.7
Finance leases obligations (b)	892.6	802.0	866.1	186.0	298.8	381.3
Syndicated credit in CZK (c)	262.6	344.8	363.8	-	218.3	145.5
Cogevolt (d)	561.5	457.0	358.8	148.3	203.5	7.0
Aquiris (e)	-	-	164.2	6.9	20.5	136.8
Put options (note 1.14)	113.9	177.7	276.0	43.5	112.7	119.8
Delfluent (f)	55.1	74.4	102.3	-	28.6	73.7
Local authority borrowing annuities (g)	112.7	120.3	101.1	19.9	54.4	26.8
Shenzhen (h)	88.9	105.3	97.5	-	-	97.5
Securitization (i)	334.2	333.7	-	-	-	-
Other < €100 million	1,278.7	1,323.7	1,187.2	298.4	329.5	559.3
Other long-term borrowings	5,404.9	5,864.9	5,584.1	1,622.9	1,653.8	2,307.4

(a)

The Berliner Wasser Betriebe ("BWB") debt consists of:

-

The debt borne by the operating companies of €1,148.7 million as of December 31, 2006 compared to €1,192.0 million as of December 31, 2005;

-

Acquisition debt of €600 million as of December 31, 2006. The Berlin contract acquisition debt borne by RWE/Veolia Berliner Wasser Beteiligungs AG (“RVB”) of €600 million, maturing January 15, 2005, was refinanced in the same amount for three years, maturing January 15, 2008.

Special purpose entity (SPE) debts total €318.4 million as of December 31, 2006, compared to €334.0 million as of December 31, 2005.

(b)

As of December 31, 2006, finance lease obligations fall due between 2007 and 2031. Depending on the currency, fixed interest rates are between 2.90% and 12.09% and floating interest rates are indexed to EONIA, euro T4M (average monthly yield on the money market) and euro TAM (annualized money market rate) or their equivalent for financing in other currencies.

(c)

This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinances the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It includes a five-year tranche of CZK 8 billion (maturing July 29, 2010) and a seven-year tranche of CZK 4 billion (maturing July 27, 2012). As of December 31, 2006, this syndicated credit facility had been drawn down CZK 10 billion (€363.8 million euro equivalent).

(d)

This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.42%.

(e)

This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project, was secured in December 2006. It comprises two credit lines bearing floating-rate interest. As of December 31, 2006, the lines had been drawn in the amount of €164.2 million.

(f)

Three floating-rate financing lines carried by Delfluent BV in respect of the Hague wastewater treatment plant construction project. One of these lines is repayable in full on maturity in 2009, while the other two lines, maturing 2030, are redeemable loans. As of December 31, 2006, the lines had been drawn in the amount of €102.3 million.

(g)

The Group assumes certain fee obligations to local authorities under public service contracts. Local authority borrowing annuities as of December 31, 2006 total €101.1 million.

(h)

This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest.Co and is consolidated (50%) as of December 31, 2006 in the euro equivalent of €97.5 million. This Chinese yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010 at a fixed-rate of 6.93% (revisable every six years).

(i)

 The Acqueduc securitized debt fund was transferred to short-term borrowings as it matures in June 2007.

Back to contents

Long-term borrowings break down by original currency (before swap transactions) as follows (amortized cost or fair value):

(€ millions)	As of December 31, 2004 adjusted	As of December 31, 2005 adjusted	As of December 31, 2006
Euro	9,922.8	11,103.5	11,542.0
U.S. Dollar	480.6	655.2	558.2
Pound Sterling	527.8	515.8	554.0
Czech Crown	370.3	446.8	447.1
Chinese Yuan	103.7	139.9	183.8
Korean Won	130.9	122.4	60.8
Polish Zloty	23.3	62.5	64.7
Norwegian Crown	55.8	41.7	37.9
Australian Dollar	97.7	137.8	17.4
Other	444.1	497.2	535.7
Long-term borrowings	12,157.0	13,722.8	14,001.6

The €438 million increase in euro-denominated borrowings is mainly due to two bond issues of €1,000 million and €300 million respectively by Veolia Environnement SA.

This increase is partially offset by the transfer to short-term borrowings of floating rate EMTN bonds (3-month Euribor +0.07%), maturing May 30, 2007, in the amount of €500 million and the Acqueduc securitization program in the amount of €334 million.

The €120 million decrease in Australian dollar-denominated long-term borrowings is due to the repayment of Australian discounted receivables in the Waste Management Division.

Undrawn credit lines

The main undrawn credit lines as of December 31, 2006 were as follows:

•

undrawn “multi-purpose” short-term credit lines of €150 million,

•

undrawn “multi-purpose” medium-term credit lines of €925 million,

•

medium-term syndicated loan of €4,000 million maturing April 20, 2012,

Reminder: Movements in long-term borrowings during 2005:

(€ millions)	As of December 31, 2004 adjusted	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Bonds	6,752.1	2,633.4	(1,506.7)	-	(119.4)	124.8	(26.3)	7,857.9
Other long-term borrowings	5,404.9	553.2	(771.3)	92.5	(0.7)	106.6	479.7	5,864.9
Long-term borrowings	12,157.0	3,186.6	(2,278.0)	92.5	(120.1)	231.4	453.4	13,722.8

Reminder: Movements in long-term borrowings during 2004

(€ millions)	As of January 1, 2004 adjusted	Increases / subscriptions	Repayments	Changes in consolidation scope	Foreign exchange translation and fair value adjustments	Other	As of December 31, 2004 adjusted
Bonds	8,501.7	315.5	(2,321.3)	(3.1)	161.9	97.4	6,752.1
Other long-term borrowings	5,988.5	582.9	(1,095.6)	87.9	(67.3)	(91.5)	5,404.9
Long-term borrowings	14,490.2	898.4	(3,416.9)	84.8	94.6	5.9	12,157.0

Back to contents

Note 20

Other non-current liabilities

Movements in other non-current liabilities during 2006:

(€ millions)	As of December 31, 2005 adjusted	Additions	Repayments / disposals	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Other non-current liabilities	203.7	21.2	(14.2)	1.6	(3.4)	(1.6)	207.3

No amounts were transferred to Non-current liabilities held for sale in 2006, 2005 or 2004.

The main other non-current liabilities as of December 31, 2006 include:

•

Discounted guarantee deposits paid by subscribers of €41.7 million (Water Division France);

•

Back tax payable of €20.7 million (Water Division UK);

•

Dade deferred income of €10.5 million (Waste Management Division).

Reminder: Movements in other non-current liabilities during 2005:

(€ millions)	As of December 31, 2004 adjusted	Additions	Repayments / disposals	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Other non-current liabilities	159.7	18.2	(40.9)	6.9	(3.2)	15.9	47.1	203.7

Reminder: Movements in other non-current liabilities during 2004

(€ millions)	As of January 1, 2004 adjusted	Additions	Repayments / disposals	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Other non-current liabilities	163.9	32.6	(51.8)	(22.3)	-	(14.8)	52.1	159.7

Note 21

Short-term borrowings

Movements in short-term borrowings during 2006 (amortized cost or fair value):

(€ millions)	As of December 31, 2005 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Short-term borrowings	2,138.2	(239.2)	89.8	(7.6)	922.9	2,904.1

Amounts transferred to Non-current liabilities held for sale  totaled €6.8 million in 2006 compared to nil in 2005.

Short-term borrowings total €2,904.1 million as of December 31, 2006, compared to €2,138.2 million as of December 31, 2005. This increase is mainly due to:

•

the transfer of EMTN Series 16 bonds, maturing May 2007, with a euro-equivalent of €491 million, from long-term borrowings to short-term borrowings;

•

the transfer of the securitization program set-up by the Water Division, maturing June 2007, with a euro-equivalent of €313 million, from long-term borrowings to short-term borrowings;

•

the issue of EMTN Series 19 bonds in the amount of €142 million, maturing July 2007;

•

the entry of SNCM into the scope of consolidation (€43 million);

•

a decrease of €300 million in Veolia Environnement SA treasury notes.

As of December 31, 2006, short-term borrowings mainly concern:

•

Veolia Environnement SA for €1,878 million (including treasury notes of €733 million, bond issues maturing within one year of €633 million, securitization program of €313 million and accrued interest on bonds of €195 million);

•

the Water Division for €433 million (including the company carrying the Berlin contract for €164 million);

•

the Energy Services Division for €234 million (including the short-term portion of Cogevolt financing of €98 million);

•

the Waste Management Division for €211 million;

•

the Transportation Division for €122 million (including SNCM for €43 million);

Short-term borrowings in respect of Group finance leases totaled €131.3 million as of December 31, 2006 (see Note 38).

Back to contents

Reminder: Movements in short-term borrowings during 2005 (amortized cost or fair value):

(€ millions)	As of December 31, 2004 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Short-term borrowings	5,426.1	(2,936.2)	20.8	37.3	(409.8)	2,138.2

Reminder: Movements in short-term borrowings during 2004(amortized cost or fair value):

(€ millions)	As of January 1, 2004 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Short-term borrowings	3,637.0	1,789.2	7.3	(35.7)	28.3	5,426.1

Note 22

Bank overdrafts and other cash position items

Movements in bank overdrafts and other cash position items during 2006:

(€ millions)	As of December 31, 2005 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Water	222.9	(96.9)	8.6	(1.3)	2.0	135.3
Waste Management	87.4	10.4	7.1	(1.9)	(6.1)	96.9
Energy Services	161.6	(21.7)	27.6	0.2	6.8	174.5
Transportation	32.4	(9.0)	4.4	(0.2)	(1.4)	26.2
Other	2.5	20.4	0.2	-	-	23.1
Bank overdrafts and other cash position items	506.8	(96.8)	47.9	(3.2)	1.3	456.0

Amounts transferred to Non-current liabilities held for sale totaled €1.3 million in 2006 compared to nil in 2005.

Reminder: Movements in bank overdrafts and other cash position items during 2005:

(€ millions)	As of December 31, 2004 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 adjusted
Water	143.9	55.0	(0.2)	2.6	21.6	222.9
Waste Management	78.1	(26.0)	39.6	3.9	(8.2)	87.4
Energy Services	167.2	(7.3)	12.0	(0.8)	(9.5)	161.6
Transportation	20.0	11.8	(6.2)	1.1	5.7	32.4
Other	10.9	12.3	3.0	0.3	(24.0)	2.5
Bank overdrafts and other cash position items	420.1	45.8	48.2	7.1	(14.4)	506.8

Back to contents

Reminder: Movements in bank overdrafts and other cash position items during 2004:

(€ millions)	As of January 1, 2004 adjusted	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2004 adjusted
Water	233.4	(94.7)	3.5	(0.3)	2.0	143.9
Waste Management	94.9	(14.1)	1.8	(1.1)	(3.4)	78.1
Energy Services	191.4	(54.5)	31.6	(0.2)	(1.1)	167.2
Transportation	36.3	(16.5)	0.2	-	-	20.0
Other	1.5	9.4	-	-	-	10.9
Bank overdrafts and other cash position items	557.5	(170.4)	37.1	(1.6)	(2.5)	420.1

Note 23

Revenue

Breakdown of revenue (see note 1.17)

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted
Services rendered	24,441.3	21,826.4
Sales of goods	1,609.1	1,387.9
Revenue from operating financial assets	351.0	325.8
IFRIC 12 construction contract operating financial assets	284.9	379.0
IFRIC 12 construction contract intangible assets	243.0	255.5
IFRIC 4 construction contracts	57.6	48.6
IAS 11 construction contracts	1,633.5	1,347.2
Revenue	28,620.4	25,570.4

Sales of goods mainly concern construction business related to supply and wastewater treatment management in the Water Division and sales of products related to recycling activities in the Waste Management Division.

Note 24

Operating income

Operating income is calculated as follows:

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	As of December 31, 2004 adjusted
Revenue	28,620.4	25,570.4	22,792.4
Cost of sales	(23,427.1)	(20,869.9)	(18,604.8)
o/w: Impairment losses on intangible assets with an indefinite useful life and badwill	10.7	(7.2)	(71.9)
Restructuring costs	(25.1)	(16.2)	(46.8)
Selling costs	(515.2)	(478.5)	(439.7)
General and administrative expenses	(2,611.2)	(2,394.9)	(2,227.0)
o/w: Research and development costs	(66.4)	(62.9)	(62.6)
Other operating revenue and expenses	66.0	65.8	(31.3)
o/w: Capital gains and losses on disposal	50.9	57.9	(102.1)
Other	15.1	7.9	70.8
Operating income	2,132.9	1,892.9	1,489.6

Back to contents

(€ millions)	Charges	Reversals	Year ended December 31, 2006	Year ended December 31, 2005 adjusted
Operating depreciation, amortization and additions to provisions	(2,166.2)	756.4	(1,409.8)	(1,292.5)
Depreciation and amortization	(1,357.4)	0.6	(1,356.8)	(1,253.3)
Property, plant and equipment	(1,046.4)	0.6	(1,045.8)	(949.3)
Intangible assets	(311.0)	-	(311.0)	(304.0)
Impairment losses	(208.6)	148.9	(59.7)	(40.2)
Property, plant and equipment	(26.2)	10.0	(16.2)	(7.8)
Intangible assets	(7.8)	-	(7.8)	(4.7)
Inventories	(13.4)	11.0	(2.4)	(1.9)
Trade accounts receivable	(152.7)	113.8	(38.9)	(10.4)
Other operating and non-operating receivables	(8.5)	14.1	5.6	(15.4)
Non-current and current operating provisions other than replacement provisions	(600.2)	606.9	6.7	1.0
Non-current operating provisions other than replacement provisions	(287.1)	188.0	(99.1)	(43.0)
Current operating provisions	(313.1)	418.9	105.8	44.0
Replacement costs*			(368.1)	(351.1)
Impairment losses and disposal of intangible assets with an indefinite useful life and badwill			0.6	(28.0)
Operating depreciation, amortization, provisions and impairment losses			(1,777.3)	(1,671.6)

*Replacement costs: all replacement costs for publicly-owned utility networks in the context of French “delegation de service public” are considered in the cash flow statement as investments, irrespective of whether the utility network was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for depreciation, amortization, provisions and impairment losses.

Operating depreciation, amortization, provisions and impairment losses in the cash flow statement include operating depreciation, amortization, provisions and impairment losses in respect of Transportation Division Denmark operations transferred to Net income from discontinued operations in the amount of €53.7 million in 2006.

Back to contents

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4):

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Impairment losses on goodwill of the Transportation Division Northern Europe CGU	-	-	(70.0)
Impairment losses on goodwill of the Waste Management Division Israel CGU	-	(10.0)	-
Impairment losses on goodwill of the Energy Services Division Stérience CGU	-	(4.7)	-
Negative goodwill through profit or loss – Water Division	11.2	5.2	-
Other	(0.5)	2.3	(1.9)
Impairment losses on goodwill presented in Cost of sales in the Income Statement and negative goodwill	10.7	(7.2)	(71.9)
Impact of the partial sale of the Energy Services Division Clemessy CGU following the sale of the Nuclear business	-	(14.0)	-
Impact of the partial sale of the Energy Services Division Germany CGU following the sale of the Facility Management business	-	(6.8)	-
Corrections to purchase price allocations in the Water Division Germany CGU	(2.8)	-	-
Impairment losses on goodwill of the Transportation Division Germany CGU	(7.3)	-	-
Impairment losses and impact of disposals on goodwill presented in Other operating revenue and expenses in the Income Statement	(10.1)	(20.8)	-
Impairment losses and impact of disposals on goodwill and negative goodwill	0.6	(28.0)	(71.9)

Restructuring costs

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Restructuring expenses	(30.6)	(36.0)	(53.7)
Net charge to restructuring provisions	5.5	19.8	6.9
Restructuring costs	(25.1)	(16.2)	(46.8)

As of December 31, 2006, restructuring costs mainly concern the Energy Services Division (-€10.7 million), the Waste Management Division (-€6.5 million) and the Water Division (-€4.8 million).

Personnel costs

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Employee costs	(8,893.0)	(8,047.8)	(7,283.1)
Profit sharing	(59.2)	(58.5)	(51.5)
Share-based compensation (IFRS 2)	(40.9)	(30.3)	(6.9)
Personnel costs	(8,993.1)	(8,136.6)	(7,341.5)

Research and development costs

Research and development costs totaled €66.4 million, €62.9 million and €62.6 million in 2006, 2005 and 2004 respectively.

Back to contents

Note 25

Finance costs and finance income

The income and expense balances making up net finance costs are as follows:

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Finance income	82.8	63.3	91.8
Finance costs	(783.8)	(774.0)	(832.9)
Total	(701.0)	(710.7)	(741.1)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents.

They include fair value movements on instruments not qualifying for hedge accounting of €6.4 million in 2006, compared to €10.1 million in  2005. These movements, which are calculated in accordance with IAS 39 and depend on market conditions at the year end, are highly volatile in nature.

Note 26

Other financial income and expenses

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Loan income	29.9	37.0	55.4
Dividends	9.7	6.5	5.9
Foreign exchange gains (losses)	(14.3)	14.3	(13.9)
Financial provisions	(8.4)	24.2	-
Other income (expense)	(50.9)	(53.9)	(3.0)
Other financial income and expenses	(34.0)	28.1	44.4

Other financial income and expenses fell from net income of €28.1 million in 2005 to a net expense of €34.0 million in 2006.

The fall in other financial income and expenses is due to the reversal of the foreign exchange position for -€28.6 million, the fair value remeasurement of embedded derivatives for -€13.8 million and charges to provisions in 2006 for -€8.4 million, mainly related to guarantees issued by Waste Management Division subsidiaries in Asia.

In 2006:

•

the unwinding of the discount for long-term provisions totaled €15.9 million, compared to €17.3 million in 2005;

•

the fair value remeasurement of embedded derivatives in these contracts totaled -€16.3 million, compared to
-€2.5 million in 2005.

Back to contents

Note 27

Income tax expense

Analysis of the Income Tax Expense

The income tax expense breaks down as follows:

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Current income tax expense	(330.9)	(309.4)	(225.1)
France	(75.1)	(95.1)	(93.9)
Other countries	(255.8)	(214.3)	(131.2)
Deferred income tax expense (credit)	(78.7)	(113.0)	50.2
France	(103.1)	(49.2)	138.1
Other countries	24.4	(63.8)	(87.9)
Total income tax expense	(409.6)	(422.4)	(174.9)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

The decrease in the tax expense in 2006 is due to two opposing items:

•

an increase in the Group scope of consolidation and pre-tax income, which increased both the current and deferred tax expense;

•

the restructuring of the U.S. tax group which generated a deferred tax credit of €86.2 million, classified as non-recurring (included in “Other countries” in the deferred tax expense).

Effective tax rate

	As of December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Legal tax rate	34.43%	34.93%	35.43%
Impairment losses on goodwill not deductible for tax purposes	0.17%	0.81%	3.22%
Differences in tax rate	-5.78%	-1.70%	-4.84%
Effect of tax projections	-6.09%	-6.62%	-22.59%
Dividends	1.47%	2.48%	8.54%
Taxation without basis	0.71%	1.18%	1.74%
Share-based compensation	0.80%	0.71%	0.30%
Other	3.59%	3.11%	0.26%
Effective tax rate	29.30%	34.90%	22.06%

The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before the share of net income of associates.

Note 28

Share of net income of associates

The Share of net income of associates decreased from €22 million in 2004 (adjusted) to €6.5 million in 2005 (adjusted) to €6.0 million in 2006.

This relative stability in 2005 and 2006 is due in part to the inclusion of the investment in Compagnie Méridionale de Navigation held by SNCM, which generated net income (Group share) in 2006 of €5.1 million and in part to a provision of €7.4 million recorded in respect of project companies in the Waste Management Division in Asia, following the termination by the customer of the related contracts.

Note 29

Net income from discontinued operations

During the first half of 2006, Veolia Environnement decided to withdraw from its partnership with the Royal Bank of Scotland in the Water sector in the United Kingdom and to sell its investment in Southern Water. Given the impact on Water business in the United Kingdom and the unwinding of commitments at Veolia Environnement level, this transaction was recorded in the accounts in net income from discontinued operations in accordance with IFRS 5.

Back to contents

In addition, Group management decided to sell the Transportation activities in Denmark, which were transferred in the accounts to discontinued operations.

Movements in net income from discontinued operations:

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Income from discontinued operations	(53.8)	0.7	156.7
Capital gains and losses on disposal	3.8	-	(102.3)
Income tax expense	50.6	-	(92.5)
Net income from discontinued operations	0.6	0.7	(38.1)

Breakdown of Net income from discontinued operations in 2006:

(€ millions)	Southern Water (1)	Danish transportation activities (2)	Total
Income from discontinued operations	(1.9)	(51.9)	(53.8)
Capital gains and losses on disposal	3.8	-	3.8
Income tax expense	50.6	-	50.6
Net income from discontinued operations	52.5	(51.9)	0.6

(1) activity sold in 2006.

(2) decision taken in 2006 by Group management to sell in 2007.

The main Income Statement items for discontinued operations for the year ended December 31, 2006 are as follows:

(€ millions)	Southern Water	Danish transportation activities	Total
Revenue	-	108.2	108.2
Operating income	(4.4)	(51.2)	(55.6)
Financial items	-	(2.6)	(2.6)
Income tax expense	-	1.9	1.9
Share of net income of associates	2.5	-	2.5
Minority interests	-	-	-
Income from discontinued operations	(1.9)	(51.9)	(53.8)

Breakdown of Net income from discontinued operations in 2005.

(€ millions)	Southern Water	Danish transportation activities	Total
Income from discontinued operations	8.4	(7.7)	0.7
Capital gains and losses on disposal	-	-	-
Income tax expense	-	-	-
Net income from discontinued operations	8.4	(7.7)	0.7

Back to contents

The main Income Statement items for discontinued operations for the year ended December 31, 2005 are as follows:

(€ millions)	Southern Water	Danish transportation activities	Total
Revenue	-	122.7	122.7
Operating income	-	(6.0)	(6.0)
Financial items	-	(1.7)	(1.7)
Income tax expense	-	-	-
Share of net income of associates	8.4	-	8.4
Minority interests	-	-	-
Income from discontinued operations	8.4	(7.7)	0.7

Breakdown of Net income from discontinued operations in 2004.

(€ millions)	Water activities in the United States (1)	FCC (1)	U.K. Transportation activities (1)	Southern Water	Danish transportation activities	Total
Income from discontinued operations	(1.4)	171.2	(1.9)	2.2	(13.4)	156.7
Capital gains and losses on disposal	(99.5)	(2.8)	-	-	-	(102.3)
Income tax expense	(61.3)	(31.2)	-	-	-	(92.5)
Net income from discontinued operations	(162.2)	137.2	(1.9)	2.2	(13.4)	(38.1)

(1) activities sold in 2004

The main Income Statement items for discontinued operations for the year ended December 31, 2004 are as follows:

(€ millions)	Water activities in the United States	FCC	Southern Water	U.K. Transportation activities	Danish transportation activities	Total
Revenue	878.3	1,488.7	-	-	128.1	2,495.1
Operating income	23.6	174.6	-	(1.9)	(8.1)	188.2
Financial items	(5.0)	(4.3)	-	-	(1.7)	(11.0)
Income tax expense	(7.9)	(34.8)	-	-	(3.6)	(46.3)
Share of net income of associates	(12.1)	35.7	2.2	-	-	25.8
Income from discontinued operations	(1.4)	171.2	2.2	(1.9)	(13.4)	156.7

Back to contents

Note 30

Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2006 is €236.2 million, compared to €172.9 million for the year ended December 31, 2005, adjusted. This item concerns minority interests in subsidiaries.

Net income for the year attributable to minority interests breaks down by division as follows:

(€ millions)		Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Water	(a)	115.7	83.1	47.6
Waste Management	(b)	18.6	25.7	21.6
Energy Services	(c)	87.1	54.7	50.7
Transportation	(d)	14.7	9.7	13.6
Other		0.1	(0.3)	(0.2)
Discontinued Operations				78.8
Minority interests		236.2	172.9	212.1

(a)

Including minority interests in Germany (Water Berlin and Stadtwerke of Braunschweig): €69 million in 2006 and €50 million in 2005.

(b)

Including €8.6 million in 2005 and €7.1 million in 2006 for Onyx Hong Kong and €11.9 million in 2005 and €3.8 million in 2006 for Marius Pedersen.

(c)

Including EDF’s interest in Dalkia Holding for €41 million in 2005 and €58.1 million for 2006 and the Lodz contract for €2.2 million in 2005 and €13.1 million in 2006 (with 22% increase in minority interest share).

(d)

Including MBCR Boston in the United States for €5.5 million in 2005 and €3.6 million in 2006 and SNCM for €7.9 million in 2006 (newly consolidated company).

Note 31

Earnings per share

	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Weighted average number of ordinary shares
Weighted average number of ordinary shares for the calculation of basic earnings per share	393.8	390.4	396.2
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options	3.8	2.0	0.1
Weighted average number of ordinary shares for the calculation of diluted earnings per share	397.6	392.4	396.3
Net income attributable to equity holders of the parent per share
Net income for the year attributable to equity holders of the parent	758.7	622.2	389.8
Net income attributable to equity holders of the parent per share:
Basic	1.93	1.59	0.98
Diluted	1.91	1.59	0.98
Net income from discontinuing operations per share
Net income (expense) from discontinuing operations	0.6	0.7	(38.1)
Net income from discontinuing operations per share:
Basic	-	-	(0.10)
Diluted	-	-	(0.09)
Net income from continuing operations attributable to equity holders of the parent per share
Net income for the year attributable to equity holders of the parent	758.1	621.5	506.7
Net income from continuing operations attributable to equity holders of the parent per share:
Basic	1.93	1.59	1.47
Diluted	1.91	1.58	1.47

As of December 31, 2006, share purchase and subscription options were the only potentially dilutive instruments outstanding.

The theoretical number of additional shares is based on the share option plans. The number of additional shares is calculated taking into account the difference between the 2000 plan exercise of €31.92, the 2001 plan exercise price of €41.25, the 2002 plan exercise plan of €37.25, the 2003 plan exercise price of €22.50, the 2004 plan exercise price of €24.72 and the 2006 plan exercise price of €44.75 and the average price of the Veolia Environnement share in 2006 of €44.67.

Back to contents

Note 32

Derivative instruments accounting position and management of market risks

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

The fair value of derivative instruments recognized in the balance sheet breaks down as follows:

(€ millions)	As of December 31, 2006		As of December 31, 2005 adjusted		As of December 31, 2004 adjusted
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	80.9	77.4	195.7	97.8	338.0	159.7
Fair value hedges	45.2	16.3	164.7	2.5	286.0	-
Cash flow hedges	6.8	48.4	-	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	28.9	12.7	31.0	6.7	51.5	77.3
Foreign exchange derivatives	56.5	42.7	18.0	31.5	82.3	30.1
Net investment hedge	42.0	4.3	13.9	0.3	71.9	-
Derivatives not qualifying for hedge accounting	14.5	38.4	4.1	31.2	10.4	30.1
Other derivative instruments including commodity derivatives	64.2	25.8	35.3	25.2	4.5	-
Total derivative instruments	201.6	145.9	249.0	154.5	424.8	189.8

(a)

Interest Rate Risk Management

The Group’s exposure to interest rate risk is mainly attributable to its financial debt net of cash and cash equivalents. The Group manages a structural fixed/floating rate position in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose it uses firm and optional interest rate swap instruments (swaps, caps, floors, etc.).

The fair value of interest rate derivatives recognized in the balance sheet breaks down as follows:

(€ millions)	Note	As of December 31, 2006		As of December 31, 2005 adjusted		As of December 31, 2004 adjusted
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives		80.9	77.4	195.7	97.8	338.0	159.7
Fair value hedges	a-1	45.2	16.3	164.7	2.5	286.0	-
Cash flow hedges	a-2	6.8	48.4	-	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	a-3	28.9	12.7	31.0	6.7	51.5	77.3

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, fixed-rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt exposes future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). The medium- and long-term debt comprises both fixed- and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, Moroccan dirham and Chinese yuan.

Back to contents

Fixed/floating rate breakdown of gross debt:

(€ millions)	As of December 31, 2006		As of December 31, 2005 adjusted		As of December 31, 2004 adjusted
	Out-standing	% total debt	Out-standing	% total debt	Out-standing	% total debt
Fixed rate	11,290.6	65,1%	10,586.5	65.3%	9,651.4	54.8%
Floating rate	6,042.3	34.9%	5,619.0	34.7%	7,966.6	45.2%
Total before hedging	17,332.9	100.0%	16,205.5	100.0%	17,618.0	100.0%
Fixed rate	9,119.8	52.6%	8,494.8	52.4%	7,166.8	40.7%
Capped floating rate	1,862.6	10.8%	1,751.0	10.8%	1,989.7	11.3%
Floating rate	6,350.5	36.6%	5,959.7	36.8%	8,461.5	48.0%
Total after hedging	17,332.9	100.0%	16,205.5	100.0%	17,618.0	100.0%
Fair value adjustments to hedging derivatives	28.8		162.3		284.0
Total Long- and short-term borrowing	17,361.7		16,367.8		17,902.0

Total gross debt as of December 31, 2006 after hedging was 52.6% fixed-rate and 47.4% floating-rate, including 10.8% at capped floating rates. As of December 31, 2006, all U.S. dollar and euro caps in the notional amount of €1,780  million were in the money.

Sensitivity of finance costs:

The Group manages its exposure to interest rate fluctuations based on floating-rate debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity is as follows:

(€ millions)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	2,658.0	-	-	2,658.0
Total floating-rate liabilities	(3,360.1)	(1,872.2)	(809.9)	(6,042.3)
Net position before hedging	(702.1)	(1,872.2)	(809.9)	(3,384.3)
Derivative instruments (*)	180.4	1,243.0	(1,814.7)	(391.3)
Net position after active management and hedging	(521.7)	(629.2)	(2,624.7)	(3,775.6)
Caps not activated (**)		72.8	10.1	82.9
Total	(521.7)	(556.4)	(2,614.6)	(3,692.7)

(*)Hedging financial instruments excluding caps which are out of the money.

(**)

Mainly CZK caps out of the money as of December 31, 2006

Floating-rate debt maturing within less than one year is to a large extent hedged by excess cash balances invested at short-term rates. Floating-rate net debt is therefore €3,775.6 million (euro-equivalent), that is 25.7% . As such, 74.3% of net debt is at fixed rates, including 12.1% at capped floating rates. These caps are activated as of December 31, 2006 and, as such, are considered fixed rates.

Assuming a constant net debt policy, a 0.25% increase in interest rates would generate an increase in annual finance costs, excluding market impacts, of €9.4 million.

In 2005, assuming a constant net debt policy, a 0.25% increase in interest rates would generate an increase in annual finance costs, excluding market impacts, of €12 million.

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

Back to contents

a-1

Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Note 19).

Fair value hedging swaps represent notional outstandings of €3,308.3 million as of December 31, 2006, with a net fair value of €28.8 million in the balance sheet as follows:

Floating-rate payer / fixed-rate receiver swaps	Notional contract amount by maturity				Fair value of derivative instruments
(€ millions)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2006	3,308.3	49.5	499.7	2,759.1	45.2	16.3
As of December 31, 2005 adjusted	2,587.6	35.2	707.3	1,845.0	164.7	2.5
As of December 31, 2004 adjusted	4,625.7	740.7	1,872.9	2,012.1	286.0*	-

* including €2 million of derivative instruments at fair value in the Divisions.

The increase in the fair value hedging portfolio is due to:

•

the cancellation of the €200 million swap hedging the EMTN issue maturing June 2008.

•

the designation of swaps of €600 million as hedging the EMTN Series 7 issue, maturing February 2012

•

the hedging of the EMTN Series 17 issue, maturing February 2016, in the amount of €250 million;

•

the partial hedging (€100 million) of the EMTN Series 18 issue, maturing December 2020.

a-2

Cash flow hedges

Cash flow hedges comprise floating–rate receiver fixed-rate payer swaps and purchases of caps, which fix the interest payable on floating-rate debt, mainly secured to finance BOT (Build Operate Transfer) contracts.

Floating-rate payer / fixed-rate receiver swaps / purchases of caps	Notional contract amount by maturity				Fair value of derivative instruments
(€ millions)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2006	1,476.5	94.6	1,072.2	309.7	6.8	48.4
As of December 31, 2005 adjusted	792.0	251.2	241.9	298.9	-	88.6
As of December 31, 2004 adjusted	682.7	32.7	428.4	221.6	0.5	82.4

€23.1 million, net of tax, was recorded directly in equity (fair value reserves) in respect of these derivative instruments as of December 31, 2006.

The increase in the cash-flow hedging portfolio is due to:

•

the implementation of a €600 million hedge, maturing in 2009, to cover the Berlin contract acquisition debt carried by Veolia Berliner Wasser Beteiligungs AG (‘RVB’)

•

the hedging of the EMTN Series 20 issue, maturing February 2008, in the amount of €300 million;

•

the implementation of a hedge of €47 million in respect of the Bucharest water contract carried by Apa Nova Bucuresti.

Back to contents

a-3

Interest rate derivatives not qualifying for hedge accounting

A certain number of derivative instruments used in the Veolia Environnement Group management policy do not qualify as hedges under IAS 32 and 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary to the effective management of its exposure.

(€ millions)	Notional amounts as of December 31, 2006				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	336.8	-	8.1	328.7	-	1.0
Floating-rate receiver / fixed-rate payer swaps	281.3	239.3	-	42.0	0.6	0.8
Floating-rate receiver / floating-rate payer swaps	803.2	652.0	1.2	150.0	0.8	8.8
Total firm financial instruments	1,421.3	891.3	9.3	520.7	1.4	10.6
Purchases of caps	2,263.7	700.0	753.6	810.1	27.5	-
Sales of caps (*)	772.8	700.0	72.8	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	2.1
Total optional financial instruments	3,236.5	1,400.0	826.4	1,010.1	27.5	2.1
Total derivatives not qualifying for hedge accounting	4,657.8	2,291.3	835.7	1,530.8	28.9	12.7

(*)

Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

(€ millions)	Notional amounts as of December 31, 2005 adjusted				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	752.8	-	2.1	750.7	6.4	0.5
Floating-rate receiver / fixed-rate payer swaps	298.2	-	259.7	38.5	-	4.5
Floating-rate receiver / floating-rate payer swaps	866.0	211.9	654.1	-	0.4	-
Currency swaps	-	-	-	-	-	-
Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0
Purchases of caps	2,533.3	-	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	-	769.0	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	3,302.3	-	2,090.1	1,212.2	24.2	1.7
Total derivatives not qualifying for hedge accounting	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7

(*)

Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

(€ millions)	Notional amounts as of December 31, 2004 adjusted				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	139.6	-	-	139.6	5.5	-
Floating-rate receiver / fixed-rate payer swaps	1,257.1	-	867.8	389.3	4.9	69.3
Floating-rate receiver / floating-rate payer swaps	342.8	154.5	188.3	-	0.1	1.7
Currency swaps	190.4	-	190.4	-	24.1	0.2
Total firm financial instruments	1,929.9	154.5	1,246.5	528.9	34.6	71.2
Purchases of caps	2,005.3	161.4	950.2	893.7	16.9	-
Sales of caps (*)	765.7	-	765.7	-	-	0.3
Sales of swaptions	183.5	-	183.5	-	-	5.8
Total optional financial instruments	2,954.5	161.4	1,899.4	893.7	16.9	6.1
Total derivatives not qualifying for hedge accounting	4,884.4	315.9	3,145.9	1,422.6	51.5	77.3

(*)

Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

Sensitivity of finance costs:

Back to contents

The portfolio of interest rate derivatives not qualifying for hedge accounting generates a certain volatility in net financial income.

As of December 31, 2006, the sensitivity of the non-hedging portfolio to a change in interest rates is as follows:

•

a 0.25% increase in the interest rate would increase the market value of the non-hedging portfolio by €2.6 million, offsetting the increase in the finance cost;

•

a 0.25% decrease in the interest rate would decrease the value of this portfolio by €2.9 million, off setting the improvement of finance cost.

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

The Group’s central treasury department manages foreign exchange risk centrally within limits set by the Chief Financial Officer. The Group uses derivative instruments to hedge its exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards). The fair value of foreign exchange derivatives recognized in the balance sheet breaks down as follows:

(€ millions)	Note	As of December 31, 2006		As of December 31, 2005 adjusted		As of December 31, 2004 adjusted
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign exchange derivatives		56.5	42.7	18.0	31.5	82.3	30.1
Net investment hedge	b-1	42.0	4.3	13.9	0.3	71.9	-
Derivatives not qualifying for hedge accounting	b-2	14.5	4.1	4.1	13.2	10.4	10.1
Embedded derivatives	b-3	-	34.3	-	18.0	-	20.0

Management of foreign exchange transaction risk:

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

b-1

Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ millions)	Notional amount as of December 31, 2006 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency receiver swaps	HKD JPY MXN PLN SKK	55.9 14.5 1.4 78.3 112.7	55.9 14.5 1.4 78.3 112.7	- - - - -	- - - - -	2.1 0.1 - 0.8 0.1	- - 0.0 - 4.3
Embedded derivatives (forward sale)	KRW	82.5	15.9	52.8	13.8	2.7	-
Cross currency swaps: floating rate receiver/floating rate payer	USD	299.1	-	299.1	-	36.2	-
Total currency derivatives		644.3	278.6	351.8	13.8	42.1	4.3
USPP borrowings	USD	285.1	-	-	285.1	n/a	n/a
Syndicated loan	CZK	203.9	-	203.9	-	n/a	n/a
Total financing		489.0	-	203.9	285.1	n/a	n/a

Back to contents

(€ millions)	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments
Financial instrument
	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency receiver swaps	NOK HKD PLN	86.1 13.3 76.8	86.1 13.3 76.8	- - -	- - -	1.9 - 0.2	- 0.3 -
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	-
Cross currency swaps: floating rate receiver/floating rate payer	HKD USD	44.8 299.0	44.8 -	- 299.0	- -	1.0 5.5	- -
Total currency derivatives		620.3	238.8	356.3	25.2	13.8	0.3
USPP borrowings	USD	302.6	-	-	302.6	n/a	n/a
Syndicated loan	CZK	211.6	-	211.6	-	n/a	n/a
Total financing		514.2	-	211.6	302.6	n/a	n/a

(€ millions)	Notional amount as of December 31, 2004, by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Embedded derivatives (forward sale)	KRW	116.8	16.5	62.6	37.7	20.3	-
Cross currency swaps: floating rate receiver/floating rate payer	HKD USD	44.8 299.0	- -	44.8 299.0	- -	6.9 44.7	- -
Total currency derivatives		460.6	16.5	406.4	37.7	71.9	-
USPP borrowings	USD	262.0	-	-	262.0	n/a	n/a
Syndicated loan	CZK	216.6	-	216.6	-	n/a	n/a
Total financing		478.6	-	216.6	262.0	n/a	n/a

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

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2006 of €42.8 million comprise:

-

foreign exchange losses of €11 million on an unhedged U.S. dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;

-

the impact of exchange rate fluctuations for an amount of €25 million coming from investment hedges in the Water Division in the Czech Republic (€21 million) and Slovakia (€4 million);

-

the impact of exchange rate fluctuations for an amount of €3 million coming from investment hedges in the Dalkia Division in Poland.

Back to contents

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

The portfolio of currency derivatives not qualifying for hedge accounting comprises currency forwards and currency options with a maturity of less than two years:

Notional	As of December 31, 2006
(€ millions)	Total	USD	GBP	AUD	CAD	CHF	CZK	PLN	NOK	SEK	Other
Forward purchases	37.0	23.5	-	0.7	-	-	-	-	-	4.2	8.6
Forward sales	51.7	19.4	-	10.2	-	-	-	-	4.2	-	17.9
Total currency forwards	88.7	42.9	-	10.9	-	-	-	-	4.2	4.2	26.5
Currency receiver swaps	145.3	-	-	2.8	-	4.9	135.7	-	1.0	0.9
Currency payer swaps	2,460.0	730.4	1,092.5	147.8	25.7	33.1	3.5	87.4	132.3	98.2	109.1
Total currency swaps	2,605.3	730.4	1,092.5	150.6	25.7	38.0	139.2	87.4	133.3	99.2	109.1
Put options	10.6	10.6	-	-	-	-	-	-	-	-	-
Total currency options	10.6	10.6	-	-	-	-	-	-	-	-	-

Notional	As of December 31, 2005 adjusted							As of December 31, 2004 adjusted
(€ millions)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	39.7	15.9	13.1	-	-	-	10.7	54.9	25.6	24.2	-	-	-	5.1
Forward sales	48.8	34.9	1.8	-	-	-	12.1	24.1	5.1	14.9	-	-	-	4.1
Total currency forwards	88.5	50.8	14.9	-	-	-	22.8	79.0	30.7	39.1	-	-	-	9.2
Currency receiver swaps	98.7	12.1	0.6	1.3	0.8	1.1	82.8	114.0	9.6	21.9	-	-	1.4	81.1
Currency payer swaps	1,428.1	317.9	602.1	168.4	46.8	91.3	201.6	1,529.2	587.0	430.2	134.6	118.0	98.2	161.2
Total currency swaps	1,526.8	330.0	602.7	169.7	47.6	92.4	284.4	1,643.2	596.6	452.1	134.6	118.0	99.6	242.3
Call options	-	-	-	-	-	-	-	3.2	3.2	-	-	-	-	-
Put options	3.6	3.6	-	-	-	-	-	4.0	4.0	-	-	-	-	-
Total currency options	3.6	3.6	-	-	-	-	-	7.2	7.2	-	-	-	-	-

Back to contents

Fair value	As of December 31, 2006
(€ millions)	Total	USD	GBP	AUD	CAD	CHF	CZK	PLN	NOK	SEK	Other
Forward purchases	(1.5)	(1.6)								0.1
Currency receiver swaps	0.7						0.7
Total currency swaps and forward purchases	(0.8)	(1.6)	0.0	0.0	0.0	0.0	0.7	0.0	0.0	0.1	0.0
Forward sales	0.6	0.3									0.3
Currency payer swaps	10.5	8.5	0.7	(1.1)	1.5	0.8		(0.3)	0.5
Total currency swaps and forward sales	11.2	8.8	0.7	(1.1)	1.5	0.8	0.0	(0.3)	0.5	0.0	0.3
Put options	-	-
Total currency options	-	-
Derivatives not qualifying for hedge accounting (*)	10.4	7.2	0.7	(1.1)	1.5	0.8	0.7	(0.3)	0.5	0.1	0.3

Fair value	As of December 31, 2005							As of December 31, 2004
(€ millions)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	(1.8)	(1.6)	-	-	-	-	(0.2)	(3.4)	(3.1)	-	-	-	-	(0.3)
Currency receiver swaps	(0.3)	0.4	-	-	-	-	(0.7)	(0.6)	(1.0)	(0.3)	-	-	-	0.7
Total currency swaps and forward purchases	(2.1)	(1.2)	-	-	-	-	(0.9)	(4.0)	(4.1)	(0.3)	-	-	-	0.4
Forward sales	(1.6)	(1.4)	-	-	-	-	(0.2)	-	0.5	(0.5)	-	-	-	-
Currency payer swaps	(5.4)	(5.3)	1.5	-	(0.1)	(0.1)	(1.4)	4.3	2.0	1.5	(3.3)	2.0	0.7	1.4
Total currency swaps and forward sales	(7.0)	(6.7)	1.5	-	(0.1)	(0.1)	(1.6)	4.3	2.5	1.0	(3.3)	2.0	0.7	1.4
Derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	-	(0.1)	(0.1)	(2.5)	0.3	(1.6)	0.7	(3.3)	2.0	0.7	1.8

(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

Back to contents

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency-denominated net debt (comprising foreign currency borrowings and foreign currency-denominated inter-company loans and borrowings), to reduce the sensitivity of foreign currency-denominated debt, net of cash and cash equivalents, to fluctuations in foreign exchange rates.

The following table presents a break down of the foreign exchange exposure as of December 31, 2006 of Veolia Environnement SA’s foreign currency-denominated debt, net of cash and cash equivalents, taking into account currency derivatives:

	VE SA foreign currency-denominated net debt	Open position in € million*	Impact of a 10% change in exchange rates against the euro
GBP	7.8	11.6	1.1
PLN	9.5	2.5	0.2
USD	31.0	23.5	2.1
CHF	4.3	2.7	0.2
CAD	2.3	1.5	0.1
Other (€ million equivalent)		19.1	1.7
Total	n/a	60.9	5.5

* Accounting position

The above table shows that a 10% increase in all foreign currencies against the euro would generate foreign exchange gains of €5.5 million.

b-3

Embedded derivatives

The Korean embedded derivatives concern Water treatment contracts with Korean industrial customers. The contracts feature clauses indexing revenue to the U.S. dollar or the euro, while the operating expenses are in Korean won.

(c)

Management of commodity risk

c-1

Fuel and electricity risks

Fuel prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement's activities have not been materially affected and should not be materially affected in the future by the cost or availability of fuel or other commodities, as the contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As part of supply management and cost optimization, certain Group’s structures may be required to contract forward purchases or sales of electricity or heavy fuel and diesel swaps to fix the cost of refined petroleum supplies. The accounting treatment of such contracts is described in Notes 1.14 and 1.23.

As of December 31, 2006, the fair value of related derivative instruments totaled €64.2 million in assets and €25.8 million in liabilities and did not qualify for hedge accounting. Transactions mainly concern options to purchase electricity held by the company carrying the Braunschweig contract and covering the period 2007 to 2025 of €55.8 million, based on period-end valuation assumptions and commitments to sell electricity covering the period 2007 to 2011 of €23.8 million, based on the same valuation assumptions.

Contract notional amounts are as follows:

(€ millions)	Notional contract amount by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase options in Gwh	16,511	886	3,501	12,124
in € million	717.0	37.5	150.3	529.2
Electricity sale commitments in Gwh	3,811	876	2,935
in € million	184.4	39.3	145.1

Back to contents

c-2

Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2007, for 2 million metric tons. These swaps are recorded in balance sheet assets for a net carrying amount of €7.2 million.

(d)

Management of equity risk

As of December 31, 2006, Veolia Environnement held 15,254,308 of its own shares with a market value of €890.9 million and a net carrying amount of €479.7 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

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

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes the bulk of cash surpluses of Group entities. In the companies where cash surplus are not invested in Group instruments especially for mandatory purposes or due to relations with partners, investment policy is subject to a specific procedure. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group Treasury and Financing Department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the Treasury and Financing Department back-office. The Group does not expect any counterparties to default. The Group is not exposed to any risk as a result of material concentration.

(f)

Management of liquidity risk

The operational management of liquidity and short-term financing is managed by the Treasury Department.

Similarly, new financing is secured and managed centrally in order to optimize liquidity.

The Group secures financing on the bank lending market, the commercial paper market, international bond markets and international private placement markets.

The Treasury and Financing Department ensures the liquidity of the Group at all times, while taking into account the general conditions of the market. A liquidity report is prepared monthly and reviewed regularly during the monthly markets meeting.

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Veolia Environnement:
Undrawn MT syndicated loans	4,000.0	4,069.0	3,500.0
Undrawn MT credit lines	925.0	725.0	915.0
Undrawn ST credit lines	150.0	250.0	643.1
Marketable securities (*)	17.6	-	1,335.2
Cash and cash equivalents	1,140.5	953.6	2,416.5
Subsidiaries:
Marketable securities	48.9	60.7	66.4
Cash and cash equivalents	1,517.5	1,382.5	1,218.7
Total	7,799.5	7,440.8	10,094.9

(*) Treasury shares are not included in the definition of liquidity.

As of December 31, 2006, Veolia Environnement had total liquidities of €7.8 billion, including cash and cash equivalents and marketable securities of €2.7 billion.

Central cash surpluses are managed with a profitability objective close to that of the monetary market and avoiding exposure to capital risk by maintaining a low level of volatility. Investment supports primarily comprise UCITS, negotiable debt instruments (certificates of deposit, etc.) and equivalent.

In 2006, the Group continued its policy of optimizing the cost and maturity of its liquidities by renegotiating the €150 million credit line with Natexis, maturing November 29, 2007.

Back to contents

Syndicated loan and bilateral credit line documentation does not contain any financial ratio covenants (although in some cases they limit the proportion of the Group’s debt that may be incurred by subsidiaries, rather than by Veolia Environnement).  In addition, substantially all of our debt agreements contain standard restrictions, such as negative pledge clauses that limit our ability to pledge our assets to secure our debt, as well as events of default in case of non-payment, failure to comply with covenants, acceleration of other debts in amounts exceeding specified thresholds, and other customary circumstances.

Given the liquidity position of the Group, liquidity risk would currently appear to be low or even nil.

(g)

Management of other risks

Sensitivity analysis of actuarial debt is disclosed in note 34

Sensitivity analysis of impairment tests of goodwill is disclosed in note 4.

Note 33

Fair value of financial assets and liabilities

See Note 1.14 Accounting principles and methods.

Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2006, 2005 and 2004:

(€ millions)	Note	As of December 31, 2006
		Net carrying amount	Fair value
			Available-for-sale assets	Loans and receivables	Assets at fair value through the Income Statement	Total
Non-consolidated investments	9	181.7	181.7	-	-	181.7
Other non-current financial assets	11	637.5	91.5	546.0		637.5
Operating receivables	13	10,968.7	-	10,968.7	-	10,968.7
Other current financial assets	14	205.3		205.3		205.3
Marketable securities	15	66.4	66.4	-	-	66.4
Cash and cash equivalents	16	2,658.0	-	-	2,658.0	2,658.0

(€ millions)	As of December 31, 2005 adjusted
	Net carrying amount	Fair value
		Available-for-sale assets	Loans and receivables	Assets at fair value through the Income Statement	Total
Non-consolidated investments	209.5	209.5	-	-	209.5
Other non-current financial assets	691.6	252.1	439.5	-	691.6
Operating receivables	10,083.3	-	10,083.3	-	10,083.3
Other current financial assets	221.2	-	221.2	-	221.2
Marketable securities	60.7	60.7	-	-	60.7
Cash and cash equivalents	2,336.1	-	-	2,336.1	2,336.1

Back to contents

(€ millions)	As of December 31, 2004 adjusted
	Net carrying amount	Fair value
		Available-for-sale assets	Loans and receivables	Assets at fair value through the Income Statement	Total
Non-consolidated investments	181.1	181.1	-	-	181.1
Other non-current financial assets	606.7	186.9	419.8	-	606.7
Operating receivables	9,233.9	-	9,233.9	-	9,233.9
Other current financial assets	333.0	-	333.0	-	333.0
Marketable securities	189.3	72.1	-	117.2	189.3
Cash and cash equivalents	4,660.3	-	-	4,660.3	4,660.3

Financial liabilities

The following tables present the net carrying amount and fair value of Group financial liabilities as of December 31, 2006, 2005 and 2004:

(€ millions)		As of December 31,
		2006		2005 adjusted		2004 adjusted
	Note	Net carrying amount	Fair value	Net carrying amount	Fair value	Net carrying amount	Fair value
Borrowings and other financial liabilities:
- long-term bonds	19	8,417.5	8,635.6	7,857.9	8,333.0	6,752.1	7,116.0
- other long-term borrowings	19	5,584.1	5,640.4	5,864.9	5,985.7	5,404.9	5,404.9
- current borrowings	21	2,904.1	2,904.1	2,138.2	2,138.2	5,426.1	5,426.1
- bank overdrafts and other cash position items	22	456.0	456.0	506.8	506.8	420.1	420.1
Other non-current liabilities	20	207.3	207.3	203.7	203.7	159.7	159.7
Operating payables	13	11,268.6	11,268.6	10,369.8	10,369.8	9,572.2	9,572.2

The fair value of long-term debt is calculated as follows:

• Bonds:

- listed debt is recorded at market value

- unlisted debt is recorded at net carrying amount

- USPP bonds are recorded at theoretical value.

• other borrowings:

- significant fixed-rate borrowings denominated in euro, U.S. dollar or pound sterling are recorded at historical market value

- other borrowings are recorded at net carrying amount.

Note 34

Employee commitments

Share-based compensation

Veolia Environnement share purchase and subscription option plans

The Group does not have any cash-settlement plans.

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management. The only share purchase plan was created on June 23, 2000.

Back to contents

Outstanding option plans at the end of 2006 were as follows:

	N°6	N°5	N°4	N°3	N°2	N°1
	2006	2004	2003	2002	2001	2000
Grant date	03/28/2006	12/24/2004	03/24/2003	01/28/2002	02/08/2001	06/23/2000
Number of options granted	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Number of options after legal adjustments	4,044,900	3,341,600	5,192,635	4,418,959	3,526,446	784,201
Number of options not exercised	3,979,200	3,274,586	3,917,619	2,885,388	2,510,616	232,849*
Plan term	8 years	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service	3 years service plus performance conditions to be satisfied
Purchase terms	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	After 3 years	After 3 years
Strike price (in euros)	44.75	24.72	22.50	37.25**	41.25**	31.92**

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

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance.

The estimated fair value of each option granted in 2006, calculated using the Black and Scholes method, is €14.77. This value is based on the following underlying assumptions: share price of €44.75, expected volatility of 31.51%, expected dividend rate of 1.92%, risk-free interest rate of 3.69%.

The Group did not grant any ordinary share options or ADS share options in 2005.

In 2004, the Group granted 3,341,600 share options to three employee groups. The first group comprised Veolia Environnement management, including members of the Veolia Environnement Executive Committee, the second group comprised senior Group executives and the third group comprised key Group employees. Given 2005 results, the options have definitively vested, subject to continued presence in the company.

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

Given the progressive vesting conditions based on length of presence in the company, the compensation expense for 2006 and 2005 is €16.7 million and €16.2 million respectively.

Back to contents

Information on share purchase and subscription options granted since 2000 is detailed below, with a breakdown of movements in 2004, 2005 and 2006:

	Number of shares outstanding	Weighted average strike price (in € )
As of December 31, 2003	13,743,800	32.71
Granted	3,510,041	25.28
Exercised	-	-
Cancelled	(470,084)	32.38
Expired	-	-
As of December 31, 2004	16,783,757	30.93
Granted	-	-
Exercised	(168,692)	33.07
Cancelled	(650,721)	28.43
Expired	-	-
As of December 31, 2005	15,964,344	31.01
Granted	4,044,900	44.75
Exercised	(3,065,733)	34.32
Cancelled	(143,253)	36.04
Expired	-	-
As of December 31, 2006	16,800,258	33.67

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2006 are as follows:

Strike price	Number of options outstanding	Average strike price (in €)	Average residual term (in years)	Number of options vested
20-25	7,192,205	23.51	5.03	6,156,132
30-35	232,849	31.92	1.48	232,849
35-40	2,885,388	37.25	3.08	2,885,388
40-45	6,489,816	43.40	5.26	2,510,616
	16,800,258	33.67	4.73	11,784,985

In 2006, the average share price on the exercise of options was €49.36.

As of December 31, 2006, 9,546,472 options were available for exercise.

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

Shares subscribed by Veolia Environnement employees:

	2006	2005	2004
Number of shares	1,502,731	1,281,931	1,351,468
Subscription price	€37.52	€28.11	€18.71
Amount subscribed (€ millions)	56.4	30.5	25.3

In 2005, a compensation expense of €14.1 million was recorded in accordance with IFRS 2 on share-based payments.

In 2006, a compensation expense of €24.3 million was recorded in accordance with IFRS 2 on share-based payments. In 2006, Veolia Group applied the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007) and, as such, this compensation includes a discount for non-transferability of €6.8 million. The discount for non-transferability is determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares (€49.18), financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost are 3.70% and 6.40% respectively. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date is 12%.

Pension plans and other post-employment benefits

a- Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In addition, Group companies have defined contribution plans in the majority of countries where the Group is present. Expenses incurred by the Group under these plans total €61.3 million for 2006.

Back to contents

Certain Group subsidiaries have established defined benefit pension plans. The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2006 of €1,175 million (including €307 million for Cleanaway, purchased in 2006) and in France with a pension obligation as of December 31, 2006 of €382 million, notably in respect of retirement termination payments. Benefits are based on the remuneration and length of services of employees.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 11,700 employees. The corresponding expense recorded in the Income Statement is equal to annual contributions and totals €26.1 million in 2006. Multi-employer plans in Sweden and the Netherlands are funded by capitalization and have surplus assets under local regulations; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b- The following tables present the resulting obligations in respect of defined benefit pension plans and other post-employment benefits

Note: these tables exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

(€ millions)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in the benefit obligation	2006	2005	2004	2006	2005	2004
Benefit obligation at beginning of year	1,457.4	1,103.4	994.1	25.9	24.5	3.1
Current service cost	55.6	49.7	62.9	1.5	0.6	0.4
Interest cost	67.2	57.6	48.4	2.1	1.3	1.5
Plan participants’ contributions	6.0	6.5	4.8	-	-	-
Benefit obligation assumed on acquisition of subsidiaries	325.2	33.4	3.5	25.1	-	-
Benefit obligation transferred on disposal of subsidiaries	(0.9)	(0.8)	(35.1)	-	-	-
Curtailments / liquidations	(9.4)	(9.5)	(3.9)	-	(3.1)	-
Actuarial loss (gain)	(15.6)	237.8	45.7	0.9	(1.0)	-
Benefits paid	(68.2)	(66.5)	(46.0)	(2.1)	(1.5)	(1.9)
Plan amendments	20.6	4.7	20.8	-	-	8.0
Other (incl. foreign exchange translation)	(1.9)	41.1	8.2	0.4	5.1	13.4
(1) Benefit obligation at end of year	1,836.0	1,457.4	1,103.4	53.8	25.9	24.5

The Projected Benefit Obligation (PBO) is €297.8 million for unfunded defined benefit plans and €1,538.2 million for partially and fully funded plans as of December 31, 2006, compared with €284.3 million and €1,173.1 million respectively at the end of 2005.

(€ millions)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in plan assets	2006	2005	2004	2006	2005	2004
Fair value of plan assets at beginning of year	867.2	714.2	668.5	-	-	-
Expected return on plan assets	55.4	46.2	38.5	-	-	-
Actuarial gains (losses)	21.5	57.2	21.7	-	-	-
Group contributions	62.0	64.3	39.9	-	-	-
Plan participants’ contributions	6.0	6.5	4.8	-	-	-
Plan assets acquired on acquisition of subsidiaries	243.1	0.1	-	-	-	-
Plan assets transferred on disposal of subsidiaries	(0.1)	-	(27.5)	-	-	-
Liquidations	-	(3.6)	(0.3)	-	-	-
Benefits paid	(45.2)	(39.8)	(28.6)	-	-	-
Other (incl. foreign exchange translation)	10.9	22.1	(2.7)	-	-	-
(2) Fair value of plan assets at end of year	1,220.8	867.2	714.2	-	-	-

The actual return on plan assets was €76.9 million in 2006, compared to €103.4 million in 2005.

Group pension plan assets were invested as follows as of December 31, 2006, 2005 and 2004:

	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Shares	51%	47%	42%
Bonds and debt instruments	39%	36%	36%
Insurance risk free funds	8%	10%	12%
Cash	1%	6%	8%
Other	1%	1%	2%

Back to contents

In addition, the following obligations are covered by third parties:

(€ millions)	2006	2005
Change in repayment entitlement
Fair value of repayment entitlement at beginning of year	7.5	7,2
Expected return on repayment entitlement	0.7	0,3
Actuarial gains (losses)	(0.4)	0,4
Repayment entitlement acquired on acquisition of subsidiaries	18.6
Repayments	(0.5)	(0.2)
Other (incl. changes in consolidation scope and foreign exchange translation)	-	(0.2)
Fair value of repayment entitlement at end of year	25.9	7.5

The market value of repayment entitlement recorded in assets as of December 31, 2006 is €25.9 million. Repayment entitlement concerns employee rights to post-employment benefits, corresponding to periods during which they were employed by a previous employer.

(€ millions)	As of December 31,
	Pension Plans			Other post-employment benefits
	2006	2005	2004	2006	2005	2004
Funding status= (2) – (1)	(615.2)	(590.2)	(389.1)	(53.8)	(25.9)	(24.5)
Unrecognized past service costs	50.3	33.2	36.4	7.0	7.7	7.6
Other	(5.3)	(2.8)	(2.0)	-	0.8	-
Net obligation	(570.2)	(559.8)	(354.7)	(46.8)	(17.4)	(16.9)
Provisions	(580.0)	(560.2)	(368.5)	(46.8)	(17.4)	(16.9)
Prepaid benefits	9.9	0.4	13.8	-	-	-

Employer contributions in 2006 include exceptional contributions in France of €7.5 million.

The Group plans to make contributions of €48.0 million to defined benefit plans in 2007.

Net benefit costs for the period, expensed in operating income, are as follows:

(€ millions)	As of December 31,
	Pension Plans			Other post-employment benefits
	2006	2005	2004	2006	2005	2004
Current service cost	55.6	49.7	62.9	1.5	0.6	0.4
Interest cost	67.2	57.6	48.4	2.1	1.3	1.5
Expected return on plan assets	(55.4)	(46.2)	(42.7)	-	-	-
Expected return on repayment entitlement	(0.7)	0.0	0.0	0.0	0.0	0.0
Past service costs recognized in the year	3.8	2.4	0.9	0.5	0.5	0.2
Liquidations	(10.1)	(4.9)	(0.1)	-	-	(6.8)
Other	(1.8)	4.6	(4.3)	-	-	-
Net benefit cost	58.6	63.2	65.1	4.1	2.4	(4.7)

c- Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented. Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and expected long-term rates of return are based on long-term market performance statistics.

Pension Plans

Employees pension obligations as of December 31, 2006, 2005 and 2004 are based on the following average assumptions:

Pension Obligations	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Discount rate	4.74%	4.45%	5.0%
Expected rate of salary increase	3.65%	3.3%	3.8%

Periodic movements in pension benefit obligations in 2006, 2005 and 2004 are based on the following average assumptions:

Back to contents

	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Discount rate	4.45%	5.0%	5.4%
Expected return on plan assets	6.2%	6.3%	6.6%
Expected rate of salary increase	3.3%	3.8%	3.8%
Average residual active life expectancy (in years)	13.8	15.0	15.0

The actual return on plans assets in 2006 and 2005 was 7.4% and 14.3% respectively.

The benefit obligation is especially sensitive to discount rate and inflation. A 1% increase of discount rate decreases the benefit obligation by €248 million and current service costs by €8 million. A 1% decrease of discount rate increases the benefit obligation by €300 million and current service costs by €11 million.

A 1% increase of inflation rate increases the benefit obligation by €310 million and current service costs by €11 million. A 1% decrease of inflation rate decreases the benefit obligation by €251 million and current service costs by €8 million

Other post-employment benefits

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Assumed rate of increase in health costs in the coming year	5.54%	8.4%	8.6%
Target rate of increase in costs	4.0%	4.2%	4.2%
Year long-term rate is expected to stabilize	2014	2016	2016

Assumptions concerning increases in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in growth health insurance costs increases the post-employment benefit obligation by €5.2 million, while a 1% decrease in growth health insurance costs decreases the post-employment benefit obligation by €4.5 million.

Assumptions concerning the growth in health insurance costs have minimal impact on the current service cost.

Amounts for the current and prior period are as follows:

Pension Obligations	2006	2005
Benefit obligation at year end	(1,836.0)	(1,457.4)
Fair value of plan assets at year end	1,220.8	867.2
Funded status of plan	(615.2)	(590.2)
Actuarial gains (losses) / experience adjustments on obligations	3.4	(15.6)
Actuarial gains (losses) / experience adjustments on plan assets	21.5	57.2

Other post-employment benefits	2006	2005
Benefit obligation at year end	(53.8)	(25.9)
Fair value of plan assets at year end	-	-
Funded status of plan	(53.8)	(25.9)
Actuarial gains (losses) / experience adjustments on obligations	(0.7)	1.6
Actuarial gains (losses) / experience adjustments on plan assets	-	-

The Cumulative actuarial gains/(losses) on obligations and assets recognized in equity amount to -€ 167.4 million as year ended and to -€ 203.6 million as of December 31, 2005.

Note 35

Main acquisitions in 2006

Acquisitions with net cash flows from the acquisitions exceeding €50 million are described hereafter.

Acquisition of Cleanaway United Kingdom

On September 28, 2006, the Waste Management Division purchased the entire share capital of Cleanaway United Kingdom. This company specializes in waste collection and processing and operates under municipal and industrial contracts.

Back to contents

This transaction was recognized using the purchase accounting method.

However, the allocation of the purchase price is likely to be modified in 2007 and the asset fair values recorded at the period end are provisional. They break down as follows:

(€ millions)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	1.7	37.2	38.9
Property, plant and equipment	222.2	0.9	223.1
Deferred tax assets	45.3	-	45.3
Working capital assets	148.2	(2.0)	146.2
Cash	6.6	-	6.6
Liabilities
Non-current provisions	(173.7)	(4.4)	(178.1)
Long-term borrowings	(128.6)	-	(128.6)
Deferred tax liabilities	(1.0)	(25.7)	(26.7)
Current provisions	(6.0)	-	(6.0)
Working capital liabilities	(140.2)	5.3	(134.9)
Short-term borrowings	(0.8)	-	(0.8)
Total net assets	(26.3)	11.3	(15.0)
Net assets purchased (100%)			(15.0)
Residual goodwill			759.7
Purchase price			744.7
Cash flows relating to the acquisition			738.1
Purchase price			744.7
Cash transferred in			6.6

The portion of the purchase price allocated to intangible assets corresponds to the value of long-term contracts acquired.

Residual goodwill of €759.7 million corresponds in equal parts to potential savings in operating expenses and capital expenditure as a result of the integration of the company into existing activities of the Waste Management Division in the United Kingdom and to the Group’s ability to generate commercial development potential.

Cleanaway United Kingdom contributed €185.5 million to Group revenue in 2006 (one activity quarter).

Back to contents

Acquisition of Biffa Belgium

In May 2006, the Waste Management Division purchased the entire share capital of Biffa Belgium. This company specializes in waste processing in the Belgium market.

This transaction was recognized using the purchase accounting method.

The net assets acquired and the goodwill recognized break down as follows:

(€ millions)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	0.3	(0.1)	0.2
Property, plant and equipment	26.1	1.1	27.2
Deferred tax assets	-	3.7	3.7
Working capital assets	24.4	0.3	24.7
Cash	23.8	-	23.8
Liabilities
Non-current provisions	(28.9)	1.3	(27.6)
Deferred tax liabilities	-	(2.2)	(2.2)
Working capital liabilities	(19.1)	(0.8)	(19.9)
Total net assets	26.6	3.3	29.9
Net assets purchased (100%)			29.9
Residual goodwill			32.5
Purchase price			62.4
Cash flows relating to the acquisition			38.6
Purchase price			62.4
Cash transferred in			23.8

Residual goodwill of €32.5 million corresponds notably to potential savings in operating expenses and capital expenditure and to the Group's ability to renew contracts and commercial development potential.

Biffa Belgium contributed €40.5 million to Group revenue in 2006.

Back to contents

Acquisition of Kunming – proportionately consolidated 49%

Following the agreements signed at the end of 2005 with the Kunming municipality (China), the Water Division acquired joint control in May 2006 of the company holding a 30-year contract for the production and distribution of water and customer service management.

This transaction was recognized using the purchase accounting method. The fair value of assets acquired and liabilities assumed at the period end is provisional and breaks down as follows:

(€ millions)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	131.0	80.7	211.7
Non-current financial assets	0.2	-	0.2
Working capital assets	21.3	-	21.3
Current financial assets	-	-	-
Cash	13.0	-	13.0
Liabilities
Deferred tax liabilities	-	(26.6)	(26.6)
Current provisions	(0.3)	-	(0.3)
Working capital liabilities	(14.6)	-	(14.6)
Total net assets	150.6	54.1	204.7
Net assets purchased (49%)			100.3
Residual goodwill			-
Purchase price			100.3
Cash flows relating to the acquisition			93.9
Purchase price			100.3
Cash transferred in (49%)			6.4

Fair value adjustments relating to intangible assets corresponds to the value of the long-term contract acquired.

The company contributed €20 million to Group revenue in 2006 (7 months activity).

Back to contents

Acquisition of ZEC LODZ

The net assets acquired and the definitive goodwill recognized break down as follows:

(€ millions)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	1.0		1.0
Property, plant and equipment	137.7	83.2	220.9
Non-current financial assets	1.5	2.9	4.4
Deferred tax assets	5.9	1.8	7.7
Working capital assets	26.2	(1.0)	25.2
Current financial assets	0.1	-	0.1
Cash	18.1	-	18.1
Liabilities
Non-current provisions	(19.2)	(0.1)	(19.3)
Long-term borrowings	(1.5)		(1.5)
Deferred tax liabilities	-	(15.9)	(15.9)
Current provisions	(3.8)	(1.8)	(5.6)
Working capital liabilities	(25.0)	-	(25.0)
Total net assets	141.0	69.1	210.1
Net assets purchased (51%)			107.1
Residual goodwill			(0.1)
Purchase price			107.0
Cash flows relating to the acquisition			88.9
Purchase price			107.0
Cash transferred in			18.1

Back to contents

Acquisition of Supershuttle

In October 2006, the Transportation Division acquired Supershuttle, which specializes in transportation-on-demand services for airports in the United States.

This transaction was recognized using the purchase accounting method.

However, the allocation of the purchase price is likely to be modified in 2007 and the asset fair values recorded at the period end are provisional. They break down as follows:

(€ millions)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	16.9	(16.8)	0.1
Property, plant and equipment	2.2	-	2.2
Deferred tax assets	4.6	6.5	11.1
Working capital assets	15.0	-	15.0
Cash	7.1	(5.7)	1.4
Liabilities
Non-current provisions	(0.7)	(0.4)	(1.1)
Other non-current liabilities	(25.7)	25.7	-
Current provisions	-	(0.2)	(0.2)
Working capital liabilities	(19.4)	2.9	(16.5)
Total net assets	0	12.0	12.0
Net assets purchased (100%)			12.0
Residual goodwill			60.4
Purchase price			72.4
Cash flows relating to the acquisition			71.0
Purchase price			72.4
Cash transferred in			1.4

The company contributed €11 million to Group revenue in 2006 (2 months activity).

Back to contents

Acquisition of SNCM

On May 31, 2006, the Transportation Division signed an agreement for the takeover of SNCM within the framework of the privatization process decided by the French State, for €12.6 million.

This transaction was recognized using the purchase accounting method. Due to shareholders' agreement, SNCM is consolidated using the full consolidation.  However as the purchase price allocation procedures were not terminated as of December 31, 2006, the fair value of assets acquired and liabilities assumed at the year end is provisional and is contingent on approval by the European Commission of the State aide and the awarding of the public service license for Marseille–Corsica crossings (see note 3).

(€ millions)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	1.3	-	1.3
Property, plant and equipment	124.4	268.6	393.0
Non-current financial assets	138.6	(28.5)	110.1
Deferred tax assets	-	53.1	53.1
Working capital assets	109.1	(4.1)	105.0
Cash	99.3	-	99.3
Liabilities
Non-current provisions	(95.6)	(169.3)	(264.9)
Long-term borrowings	(2.9)	(31.3)	(34.2)
Deferred tax liabilities	-	(66.7)	(66.7)
Other non-current liabilities	(38.5)	38.5	-
Current provisions	(2.0)	(93.1)	(95.1)
Working capital liabilities	(166.4)	2.3	(164.1)
Short-term borrowings	(0.3)	(48.3)	(48.6)
Bank overdrafts and other cash position items	(7.8)	0.1	(7.7)
Total net assets	159.2	(78.7)	80.5
Net assets purchased (28.29%)			22.8
Residual goodwill			10.2
Purchase price			12.6
Cash flows relating to the acquisition			(79.0)
Purchase price			(12.6)
Cash transferred in			91.6

The company contributed €207.2 million to Group revenue in 206 (7 months activity).

A minority put options have been recognized under non-current financial debt for €61.9 million as of December 31, 2006 and is not included in the information disclosed above.

Back to contents

Note 36

Construction contracts

Construction contracts (IAS 11)

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Construction contracts in progress / Assets (A)	70.0	54.8	41.7
Construction contracts in progress / Liabilities (B)	109.3	73.3	70.8
Construction contracts in progress / net (A) - (B)	(39.3)	(18.5)	(29.1)
Costs incurred plus income and losses recognized to date (C)	1,397.7	1,153.3	822.7
Amounts billed (D)	1,437.0	1,171.8	851.8
Construction contracts in progress / net (C) – (D)	(39.3)	(18.5)	(29.1)
Customer advances	21.4	195.4	107.7

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in “Construction contracts in progress/Assets”. Where negative, it is recognized in liabilities in “Construction contracts in progress/Liabilities”.

Construction contracts IFRIC12 (BOT and incinerators in progress)

(€ millions)	As of December 31, 2006
Construction contracts in progress / Assets (A)	333.3
Construction contracts in progress / Liabilities (B)	-
Construction contracts in progress / net (A) - (B)	333.3
Costs incurred plus income and losses recognized to date (C)	428.6
Amounts billed (D)	-95.3
Construction contracts in progress / net (C) – (D)	333.3

Note 37

Concession contracts (IFRIC 12)

In the course of its business, Veolia Environnement provides collective services (distribution of drinking water and heating, passenger transport network, household waste collection, etc.) to local authorities with a remuneration based on services rendered.

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

Concession contracts involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:

•

These contracts define “public service obligations” in return for remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term.

•

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

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed under public service contracts. Resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group divisions.

The accounting treatment is disclosed in the notes 1.20, 5 and 10.

Water:

Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass the full water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation affermage contracts with a term of 8 to 20 years. They concern the distribution of drinking water and/or the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

Back to contents

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

The main contracts concern the management of heating and air-conditioning networks under urban concessions or on behalf of local authorities.

In Eastern Europe, Veolia Environnement’s Energy Services Division provides services under mixed partial privatizations or through public-private partnerships with local authorities responsible for the production and distribution of thermal energy.

Transportation:

Veolia Environnement’s Transportation Division provides passenger transport services on behalf of local, regional and national public authorities.

Veolia Environnement primarily provides these services in France and abroad under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

Note 38

Finance Leases and Operating Leases

Assets financed by finance lease

Assets financed by finance leases as of December 31, 2006 are as follows:

(€ millions)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
As of December 31, 2006	433.0	327.1	362.7	1,122.8
As of December 31, 2005 adjusted	n.av.	n.av.	n.av.	925.0
As of December 31, 2004 adjusted	n.av.	n.av.	n.av.	970.4

As of December 31, 2006, future minimum lease payments under these contracts were as follows:

(€ millions)	Finance lease in the BS
2007	227.5
2008	204.8
2009	144.8
2010	114.2
2011	96.6
2012 and thereafter	456.1
Total future minimum lease payments	1,244.0
Less amounts representing interest	246.6
Present value of minimum lease payments (finance leases)	997.4

These discounted amounts of €997.4 million as of December 31, 2006 are recorded as borrowings (€866.1 million in long-term borrowings and €131.3 million in short-term borrowings).

Assets financed by operating lease

In addition, the Group enters into operating leases (mainly for transportation equipment).

Back to contents

The future minimum lease payments under operating leases amount to €2,125.9 million as of December 31, 2006, compared to €1,894.5 million as of December 31, 2005 and €1,754.7 million as of December 31, 2004.

As of December 31, 2006, future minimum lease payments under these contracts were as follows:

(€ millions)	Operating lease
2007	496.1
2008	441.6
2009	320.3
2010	228.0
2011	189.6
2012 and thereafter	450.3
Total future minimum lease payments	2,125.9

Note 39

Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below:

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Non-current assets	5,651.9	5,635.3	4,968.7
Current assets	2,898.2	2,450.2	2,349.6
Total assets	8,550.1	8,085.5	7,318.3
Equity attributable to equity holders of the parent	1,367.0	1,375.3	1,203.0
Minority interests	945.9	759.0	700.9
Non-current liabilities	3,293.4	3,230.0	2,716.3
Current liabilities	2,943.8	2,721.2	2,698.1
Total equity and liabilities	8,550.1	8,085.5	7,318.3

(€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Income Statement data
Revenue	4,143.4	3,679.1	3,109.3
Operating income	540.1	430.9	305.7
Net income for the year	109.9	100.1	137.4
Financing data
Operating cash flow	521.2	525.4	277.0
Investing cash flow	(258.0)	(347.0)	(354.0)
Financing cash flow	(281.3)	(274.2)	190.7

The main contributions of proportionately consolidated companies were as follows:

•

BWB (Berlin water services company) in Germany is 50% consolidated and contributed revenue of €582 million, operating income of €201 million, net assets of €2,625 million and borrowings of €1,429 million;

•

Dalkia International is 75.79% consolidated and contributed revenue of €1,696 million, operating income of €177 million and net assets of €1,215 million;

•

The Proactiva Group in South America contributed revenue of €117 million, operating income of €11 million and net assets of €34 million;

Note 40

Tax reviews

In the normal course of their business, the Group's subsidiaries are subjected to regular tax reviews in France and abroad.

In 2006, most of the tax reviews carried out in the French companies of the four divisions did not result in the notification of revised assessments of any significant amount. The Group is currently in discussion with the tax authorities regarding the revised assessments outstanding as of December 31, 2006. Given both legislative changes at the end of 2006 and the nature of discussions, the Group expects its position to prevail with regard to differences in principle and the most material amounts. Reviews which could lead to additional tax expenses were adequately provided.

The Group operates in nearly 65 countries and is regularly reviewed outside France. Tax reviews are notably in progress in Germany, Gabon and in the United States of America. Where necessary, claims and outstanding tax matters in respect of which a claim has not been yet issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

Back to contents

Note 41

Commitments and contingencies

Specific commitments given

•

Southern Water operation

As part of the sale of Southern Water, Société Générale Bank and Trust SA on the one hand and CDC IXIS on the other, exercised their put options. The Group has no more obligations to these parties as of December 31, 2006.

•

Specific Berlin contract commitments

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from landowners still not indemnified who have presented claims for payments. The cost to the Group could total up to €426 million (50%). In the event of acquisition of these rights by land owners, these rights would represent an element of the remuneration of the Berlin water contract by the Berlin Lander and disbursments would be recorded in operating financial assets in the Group balance sheet.

•

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and a Veolia Environnement competitor, acting alone or in concert, takes control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Breakdown by maturity of specific commitments given

(€ millions)	As of December 31, 2004 adjusted	As of December 31, 2005 adjusted	As of December 31, 2006	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Southern Water Put	312	321	-	-	-	-
Specific Berlin contract commitment (50%)	610	610	426	75	347	4
Specific commitments given	922	931	426	75	347	4

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 42) nor specific commitments and contingencies described above.

Other commitments and contingencies are as follows:

(€ millions)	As of December 31, 2004 adjusted	As of December 31, 2005 adjusted	As of December 31, 2006	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	2,860.9	3,108.4	4,043.6	808.3	1,561.5	1,673.8
Financial guarantees
Debt guarantees	154.6	250.8	300.7	98.2	111.6	90.9
Vendor warranties given	488.7	515.5	448.6	19.0	315.5	114.1
Commitments given
Obligations to buy	101.0	94.6	149.3	113.7	34.3	1.3
Obligations to sell	28.5	8.6	31.3	19.4	9.9	2.0
Other commitments given
Letters of credit	578.5	819.7	904.5	278.9	621.3	4.3
Other commitments given	807.0	772.2	749.8	181.3	304.1	264.4
Other commitments given	5,019.2	5,569.8	6,627.8	1,518.8	2,958.2	2,150.8

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

Insurance companies have issued performance bonds in connection with the activities of the Group’s US subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of U.S.$1.4 billion (drawn U.S.$0.2 billion at December 31, 2006).

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated

Back to contents

companies, equity associates, or proportionately consolidated companies.

Vendor warranties given: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €329.6 million and Water assets in the United Kingdom in the amount of €29.7 million.

Obligations to buy: these include commitments given by Group companies to purchase shares in other companies or invest. As of December 31, 2006, these commitments mainly concerned the Transportation Division (€23.0 million), the Waste Management Division (€71.9 million) and the Water Division (€52.3 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of changes in the U.S. dollar exchange rate on commitments and contingencies is approximately -€257.4 million and mainly concerns the Water Division (-€79.4 million) and Veolia Environnement (-€132.1 million).

Other commitments and contingencies given break down by Division as follows:

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Water	3,253.2	2,388.4	2,334.5
Waste Management	876.7	715.2	645.2
Energy Services	543.0	541.6	497.7
Transportation	294.9	274.4	216.7
Proactiva	5.7	10.3	12.9
Holding companies	1,598.3	1,584.7	1,278.1
Other	56.0	55.2	34.1
Total	6,627.8	5,569.8	5,019.2

The increase of commitments given by Water division results from new commitment contracts in Middle East.

Lease contracts entered into by the Group are analyzed in Note 38.

Litigation (not accounted for)

The Group is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, management considers, in accordance with IAS 37 criteria, that a provision is not necessary at the balance sheet date.

Commitments received

(€ millions)	As of December 31, 2006	As of December 31, 2005 adjusted	As of December 31, 2004 adjusted
Guarantees received	951.3	1,128.6	270.8
Debt guarantees	171.0	190.5	101.8
Vendor warranties received	34.6	27.4	30.2
Other guarantees received *	745.7	910.7	138.8

Including, as of December 31, 2006, €87.8 million (€566.9 million as of December 31, 2005) in respect of greenhouse gas emission allowances for 2007.

The decrease in commitments received between 2005 and 2006 is mainly due to the reduction of €479 million (only one year and decrease of gas emission allowances unit value) in commitments received in respect of greenhouse gas emission allowances in the Energy Services Division (application of the Kyoto protocol from 2005). This fall is offset by the receipt in the Water Division of a guarantee of €247 million in respect of the construction contract won in December in Middle East.

Back to contents

Note 42

Collateral given supporting borrowings

As of December 31, 2006, €804 million in borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in € million):

Type of pledge / mortgage	Amount pledged (a)	Total balance sheet amount (b)	Corresponding % (a) / (b)
Intangible assets	2	1,380	0.14%
Property, plant and equipment	390	7,919	4.93%
Financial assets (*)	389	-	-
Total non-current assets	781	-	-
Current assets	23	15,024	0.15%
Total assets	804	-	-

*As financial assets pledged as collateral are essentially shares of consolidated subsidiaries, the ratio is not significant.

The breakdown by maturity is as follows:

(€ millions)	As of December 31, 2004 adjusted	As of December 31, 2005 adjusted	As of December 31, 2006	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	1	2	2	-	2	-
Property, plant and equipment	253	461	390	50	162	178
Mortgage pledge	92	92	80	-	-	80
Other PP&E mortgage pledge (1)	161	369	310	50	162	98
Financial assets	374	408	389	41	90	258
Delfluent (2) (4)	40	74	102	-	28	74
Shenzhen (2) (4)	89	105	97	-	-	97
Samsung VW Incheon (2) (4)	48	65	62	11	22	29
Crivina (2) (4)	26	34	55	1	13	41
Chengdu (2) (4)	47	49	38	14	18	6
VW Korean Co Hynix (2) (4)	47	28	10	10	-	-
Cle Brazil	16	14	9	-	9	-
Connex Regiobahn	9	6	6	-	-	6
VW Korean Daesan (3) (4)	35	24	5	5	-	-
Technoborgo (2) (4)	5	5	5	-	-	5
PPC (2)	9	-	-	-	-	-
Taitung (2)	3	4	-	-	-	-
Current assets	38	35	23	9	7	7
Pledges on receivables	24	32	21	7	7	7
Pledges on inventories	14	3	2	2	-	-
Total	666	906	804	100	261	443

(1)

mainly equipment and traveling systems.

(2)

 100% of equity pledged as collateral.

(3)

95% of equity pledged as collateral.

(4)

Consolidated company as of December 31, 2006

Note 43

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

During 2006, Vivendi Universal sold its remaining interest in Veolia Environnement.

Relations with BNP Paribas (1.25% interest in Veolia Environnement), Société Générale (1.54% interest in Veolia Environnement) and Caisse des Dépôts et Consignations (9.85% interest in Veolia Environnement)

Management of these three shareholder financial groups is represented on the Board of Directors of Veolia Environnement.

Back to contents

Veolia Environnement has financing relations with these two institutions comprising global financing arrangements (syndicated loans, bilateral credit lines), structured financing (“Dailly law” discounting of receivables, securitization program, Southern Water and financing of the automobile pool) and cash management. Relations are remunerated at market rates.

Vivendi Universal undertook to pay an indemnity to the company in respect of the financial management of replacement expenses and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has obligation to Veolia Environnement in this respect.

Conversely, the Société Générale, which holds 1.54% of the share capital and is considered a related party, is liable to the company in this respect for a maximum amount of €98.5 million as of December 31, 2006, which may be claimed each year up to 2010 under the conditions laid down in the contract.

For 2006, Veolia Environnement claimed an amount of €37.9 million from Société Générale.

Relations with Electricité de France (4% interest in Veolia Environnement)

EDF Group has a 4% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% interest in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at a guaranteed fixed price for 2005/2006. Electricity sold by Dalkia to EDF in 2004, 2005 and 2006 totaled €414.8 million, €455.0 million and €482.6 million respectively.

Relations with EBRD

The European Bank for Reconstruction and Development (EBRD) holds minority interests in Group operating entities in Central Europe, primarily in the Energy Services and Transportation Divisions. In 2006, the EBRD subscribed to a reserved share capital increase in the amount of €60 million, performed by a Central European subsidiary in the Transportation Division.

Compensation of Executive Committee members and directors

Chairman and Chief Executive Officer

The following table presents the total gross compensation (fixed and variable compensation, directors’ fees and employee benefits) paid to Henri Proglio during 2004, 2005 and 2006.

(in €)	Compensation			Directors fees’ paid by controlled companies	Benefits in kind(4)	Total gross compensation
	Fixed	Variable	VE directors’ fees
Compensation paid in 2004	900,000	473,620(1)	24,517	70,395	3,898	1,472,430
Compensation paid in 2005	944,996	850,000(2)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996	1,062,500(3)	38,250	66,382	2,666	2,114,794

(1) - Variable compensation paid in 2004 in respect of 2003.

(2) - Variable compensation paid in 2005 in respect of 2004.

(3) - Variable compensation paid in 2006 in respect of 2005.

(4) - Provision for a company car.

He is a member of the supplementary defined contribution collective pension plan for Group Executive Management and of the Executive Committee supplementary defined benefit collective pension plan set up in 2006.

Directors  (excluding the Chairman and Chief Executive Officer)

Directors’ gross fees paid in 2006 totaled €652,995.

Back to contents

Executive Committee members  compensation (excluding the Chairman and Chief Executive Officer)

(in €)	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2004	2,280,000	1,048,800(1)	3,328,800
Compensation paid in 2005	2,393,989	1,539,360(2)	3,933,349
Compensation paid in 2006	2,431,494	1,950,000(3)	4,381,494

(1)

Including variable compensation paid in 2004 in respect of 2003.

(2)

Including variable compensation paid in 2005 in respect of 2004.

(3)

Including variable compensation paid in 2006 in respect of 2005.

Profit sharing compensation, not included in the amounts described above, amount to €36,000.

Members of the Company's Executive Committee also received, in respect of their duties in Veolia Environnement Group companies, in France and abroad, total directors' fees of €201,065

Share purchase and subscription options

Share purchase or subscription options granted to the Chairman and Chief Executive Officer in 2006: 150,000.  Options exercised during the year: nil.

Share purchase or subscription options granted to Executive Committee members in 2006: 390,000.  Options exercised during the year: 296,514

Relations with investments accounted for using the proportionate consolidation method

Veolia Environnement granted a loan of €629 million to Dalkia International, proportionately consolidated by Dalkia at 75.79%. This loan has an impact of €153 million on the consolidated financial statements.

As part of the refinancing of the Berlin water services company acquisition debt, Veolia Environnement guaranteed in the amount of €675 million the debts issued by RVB, proportionately consolidated at 50%.

Note 44

Consolidated employees

Consolidated employees * break down as follows:

By category	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Executives	26,705	24,523	25,350
Employees	233,383	217,104	210,171
Consolidated employees	260,088	241,627	235,521

*

Consolidated employees is equal to the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included in the percentage of consolidation. Employees of equity associates are not included.

Back to contents

By Division	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Water	65,246	62,599	58,801
Waste Management	78,951	69,012	66,923
Energy Services	42,651	39,429	36,767
Transportation	69,320	66,089	54,726
Proactiva	3,399	4,084	3,755
FCC	-	-	14,148
Other	521	414	401
Consolidated employees	260,088	241,627	235,521

By company	As of December 31, 2006	As of December 31, 2005
Fully consolidated companies	222,634	208,072
Proportionately consolidated companies	37,454	33,555
Consolidated employees	260,088	241,627

The increase in the average number of employees in the Waste Management and Transportation Divisions in 2006 is mainly due to the acquisition of Cleanaway (2006 average employees = 6,492) and SNCM (2006 average employees = 1,334).

Note 45

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

Within this framework, the Group was granted greenhouse gasemission allowances by the different States of the European Union for the three-year period 2005-2007, known as phase 1. Group allowances granted, sold or consumed during 2006 break down as follows:

Volume in thousands of metric tons	As of January 1, 2006	Granted	Purchased / sold	Consumed	As of December 31, 2006
Total	1,334	15,399	(3,358)	(12,388)	987

Group purchase and sale transactions form part of the normal activities of subsidiaries ("Own Use").

The Group entered into a swap contract, the terms and conditions of which are detailed in Note 32 (C) c-2, in respect of available allowances at the end of 2006.

Based on expected future greenhouse gas emissions, the Group does not expect to be in an overall negative position in 2007.

Based on a market price of €6.48 as of December 31, 2006, excess emission allowances after consumption of 987 thousand metric tons of greenhouse gas can be value at €6.5 million, before any retrocession decisions to be taken with customers.

Note 46

Segment reporting

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

The Transportation segment focuses on the operation of passenger transportation services.

Back to contents

Business segments

Revenue by segment (€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Water	10,087.6	9,134.2	7,976.9
Waste Management	7,462.9	6,748.7	6,380.6
Energy Services	6,118.4	5,463.6	4,974.9
Transportation	4,951.5	4,223.9	3,460.0
Revenue as per consolidated income statement	28,620.4	25,570.4	22,792.4

Inter-segment revenue (€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Water	19.4	10.0	6.7
Waste Management	68.4	55.9	42.3
Energy Services	36.2	29.7	28.4
Transportation	5.9	5.1	5.0
Inter-segment revenue	129.9	100.7	82.4

Operating income by segment (€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Water	1,160.6	1,002.3	798.6
Waste Management	648.3	543.6	480.6
Energy Services	377.7	315.3	239.6
Transportation	13.6	116.8	38.9
Total business segments	2,200.2	1,978.0	1,557.7
Unallocated operating income	(67.3)	(85.1)	(68.1)
Operating income as per consolidated income statement	2,132.9	1,892.9	1,489.6

Net charge to operating depreciation, amortization and provisions by segment (€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Water	(436.3)	(420.9)	(578.1)
Waste Management	(529.4)	(496.4)	(546.6)
Energy Services	(122.9)	(155.4)	(175.7)
Transportation	(293.2)	(160.4)	(177.3)
Total business segments	(1,381.8)	(1,233.1)	(1,477.7)
Unallocated net charge to operating depreciation, amortization and provisions	(28.0)	(59.4)	(32.4)
Net charge to operating depreciation, amortization and provisions	(1,409.8)	(1,292.5)	(1,510.1)

Impairment losses by segment as of December 31, 2006 (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.6)	(38.8)	(34.1)	(81.6)	(7.2)	(269.3)
Reversals of impairment losses recognized in net income	74.0	38.7	44.8	8.3	5.5	171.3
Net income impact	(33.6)	(0.1)	10.7	(73.3)	(1.7)	(98.0)

Back to contents

Impairment losses by segment as of December 31, 2005, adjusted (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.5)	(45.4)	(63.9)	(6.0)	(11.6)	(234.4)
Reversals of impairment losses recognized in net income	90.9	42.2	39.5	5.1	6.8	184.5
Net income impact	(16.6)	(3.2)	(24.4)	(0.9)	(4.8)	(49.9)

Impairment losses by segment as of December 31, 2004, adjusted (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(103.1)	(34.7)	(41.2)	(74.1)	(10.1)	(263.2)
Reversals of impairment losses recognized in net income	105.2	40.8	31.1	4.8	5.5	187.4
Net income impact	2.1	6.1	(10.1)	(69.3)	(4.6)	(75.8)

Share of net income of associates by segment (€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Water	3.4	2.4	4.5
Waste Management	(3.8)	1.6	9.8
Energy Services	2.6	1.9	4.2
Transportation	3.8	0.6	(1.5)
Total business segments	6.0	6.5	17.0
Unallocated share of net income of associates	-	-	5.0
Share of net income of associates as per consolidated income statement	6.0	6.5	22.0

Assets by segment as of December 31, 2006 (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,029.3	2,294.0	839.2	543.2	(0.7)	5,705.0
Intangible assets and property, plant and equipment, net	5,142.5	3,492.1	1,309.5	1,570.0	130.0	11,644.1
Operating financial assets	3,830.5	737.0	771.1	115.4	5.6	5,459.6
Working capital assets included DTA	5,260.3	2,670.9	3,357.7	1,213.2	554.1	13,056.2
Total segment assets	16,262.6	9,194.0	6,277.5	3,441.8	689.0	35,864.9
Investments in associates	130.7	44.4	19.6	46.3	-	241.0
Other unallocated assets					4,017.8*	4,017.8
Total assets	16,393.3	9,238.4	6,297.1	3,488.1	4,706.8	40,123.7

* Including €67.3 million of Non-current assets held for sale)Veolia Transportation for €41.3 million and Waste Management for €25.0 million).

Back to contents

Assets by segment as of December 31, 2005, adjusted (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	1,942.5	1,527.7	836.3	446.7	(0.9)	4,752.3
Intangible assets and property, plant and equipment, net	4,699.0	3,157.7	1,171.5	1,121.0	109.7	10,258.9
Operating financial assets	3,863.3	749.2	822.1	104.4	6.4	5,545.4
Working capital assets included DTA	5,181.4	2,298.1	3,137.6	993.5	243.6	11,854.2
Total segment assets	15,686.2	7,732.7	5,967.5	2,665.6	358.8	32,410.8
Investments in associates	131.4	53.8	10.6	5.7	-	201.5
Other unallocated assets					3,768.7*	3,768.7
Total assets	15,817.6	7,786.5	5,978.1	2,671.3	4,127.5	36,381.0

* Including €1.6 million of Non-current assets held for sale (Waste Management).

Assets by segment as of December 31, 2004, adjusted (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	1,725.4	1,359.4	762.9	302.2	96.9	4,246.8
Intangible assets and property, plant and equipment, net	4,053.0	2,818.5	1,029.0	1,034.5	40.9	8,975.9
Operating financial assets	3,525.7	638.6	839.9	96.3	5.4	5,105.9
Working capital assets included DTA	4,252.4	2,136.7	2,853.1	809.5	626.7	10,678.4
Total segment assets	13,556.5	6,953.2	5,484.9	2,242.5	769.9	29,007.0
Investments in associates	123.4	59.9	10.4	4.9	20.6	219.2
Other unallocated assets					6,673.1*	6,673.1
Total assets	13,679.9	7,013.1	5,495.3	2,247.4	7,463.6	35,899.3

* Including €30.2 million of Non-current assets held for sale (Veolia Transportation for €26.2 million and Waste Management for €4 million).

Liabilities by segment as of December 31, 2006 (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,012.4	791.3	464.0	611.9	142.9	3,022.5
Working capital liabilities included DTA	6,238.8	2,548.9	2,524.1	1,361.0	100.7	12,773.5
Other segment liabilities	273.4	41.6	29.1	12.2	(3.1)	353.2
Total segment liabilities	7,524.6	3,381.8	3,017.2	1,985.1	240.5	16,149.2
Other unallocated liabilities					23,974.5*	23,974.5
Total liabilities	7,524.6	3,381.8	3,017.2	1,985.1	24,215.0	40,123.7

* Including €59.4 million of Non-current liabilities held for sale (Veolia Transportation).

Liabilities by segment as of December 31, 2005, adjusted (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,059.0	575.7	476.1	164.0	127.2	2,402.0
Working capital liabilities included DTA	5,849.4	2,084.3	2,373.2	1,161.4	106.5	11,574.8
Other segment liabilities	289.0	36.9	25.1	8.5	(1.2)	358.3
Total segment liabilities	7,197.4	2,696.9	2,874.4	1,333.9	232.5	14,335.1
Other unallocated liabilities					22,045.9	22,045.9
Total liabilities	7,197.4	2,696.9	2,874.4	1,333.9	22,278.4	36,381.0

Liabilities by segment as of December 31, 2004, adjusted (€ millions)	Water	Waste Manage-ment	Energy Services	Transport-ation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	886.6	518.1	401.6	125.1	77.3	2,008.7
Working capital liabilities included DTA	5,267.1	1,920.3	2,143.7	1,018.9	160.3	10,510.3
Other segment liabilities	191.3	37.4	37.2	4.9	82.8	353.6
Total segment liabilities	6,345.0	2,475.8	2,582.5	1,148.9	320.4	12,872.6
Other unallocated liabilities					23,026.7(*)	23,026.7
Total liabilities	6,345.0	2,475.8	2,582.5	1,148.9	23,347.1	35,899.3

* Including €4.5 million of Non-current liabilities held for sale (Veolia Transportation).

Back to contents

Capital expenditure by segment (€ millions)	Year ended December 31, 2006	Year ended December 31, 2005 adjusted	Year ended December 31, 2004 adjusted
Water	853	771	748
Waste Management	692	639	600
Energy Services	318	252	239
Transportation	302	193	143
Total segment capital expenditure	2,165	1,855	1,730

Geographical area

Geographical breakdown of Revenue

Year ended December 31, 2006 (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,802.4	1,282.6	552.2	1,279.4	640.8	123.9	578.9	827.4	10,087.6
Waste Management	3,112.1	151.7	1,135.4	817.2	1,354.2	402.9	167.0	322.4	7,462.9
Energy Services	3,535.4	62.5	426.2	1,899.9	10.3	-	25.0	159.1	6,118.4
Transportation	1,953.1	496.1	73.0	1,321.4	645.0	404.6	-	58.3	4,951.5
Revenue	13,403.0	1,992.9	2,186.8	5,317.9	2,650.3	931.4	770.9	1,367.2	28,620.4

Year ended December 31, 2005 adjusted (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,459.4	1,204.5	463.9	1,110.9	581.8	100.5	433.7	779.5	9,134.2
Waste Management	2,990.1	144.6	861.9	699.9	1,216.4	383.9	146.9	305.0	6,748.7
Energy Services	3,256.5	66.4	367.5	1,657.9	5.0	-	16.7	93.6	5,463.6
Transportation	1,733.2	401.8	33.8	1,239.9	380.1	393.6	-	41.5	4,223.9
Revenue	12,439.2	1,817.3	1,727.1	4,708.6	2,183.3	878.0	597.3	1,219.6	25,570.4

Year ended December 31, 2004 adjusted (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,204.9	766.1	412.5	953.4	497.4	77.4	355.1	710.1	7,976.9
Waste Management	2,883.5	141.6	852.8	663.4	1,122.0	307.4	139.0	270.9	6,380.6
Energy Services	3,043.1	70.6	335.6	1,465.9	0.1	-	11.5	48.1	4,974.9
Transportation	1,475.9	363.0	28.3	1,048.7	263.7	259.2	-	21.2	3,460.0
Revenue	11,607.4	1,341.3	1,629.2	4,131.4	1,883.2	644.0	505.6	1,050.3	22,792.4

Geographical breakdown of segment assets

As of December 31, 2006 (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,145.0	4,427.0	1,706.3	1,769.6	583.3	2,631.4	16,262.6
Waste Management	3,212.0	89.7	2,503.9	828.5	1,834.1	725.8	9,194.0
Energy Services	3,608.2	87.2	192.2	2,246.5	7.4	136.0	6,277.5
Transportation	1,640.3	348.5	96.6	774.2	354.4	227.8	3,441.8
Segment assets	13,605.5	4,952.4	4,499.0	5,618.8	2,779.2	3,721.0	35,175.9

Back to contents

As of December 31, 2005 adjusted (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,137.8	4,430.1	1,574.6	1,429.3	831.8	2,282.6	15,686.2
Waste Management	3,006.0	87.7	1,247.9	641.0	1,985.0	765.1	7,732.7
Energy Services	3,596.8	64.0	182.6	2,043.1	6.0	75.0	5,967.5
Transportation	995.2	404.0	15.9	801.3	220.4	228.8	2,665.6
Segment assets	12,735.8	4,985.8	3,021.0	4,914.7	3,043.2	3,351.5	32,052.0

As of December 31, 2004 adjusted (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	4,969.9	3,808.8	1,455.8	1,060.6	445.0	1,816.4	13,556.5
Waste Management	2,798.5	82.4	1,127.0	257.8	1,646.8	1,040.7	6,953.2
Energy Services	3,444.9	67.3	153.2	1,786.6	-	32.9	5,484.9
Transportation	882.4	359.0	4.9	748.9	63.4	183.9	2,242.5
Segment assets	12,095.7	4,317.5	2,740.9	3,853.9	2,155.2	3,073.9	28,237.1

Geographical breakdown of capital expenditure

Year ended December 31, 2006 (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	412	25	129	92	11	184	853
Waste Management	285	8	66	88	164	81	692
Energy Services	182	13	6	101	4	12	318
Transportation	132	34	36	76	10	14	302
Capital expenditure	1,011	80	237	357	189	291	2,165

Year ended December 31, 2005 adjusted (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	386	40	79	87	17	162	771
Waste Management	271	8	114	61	105	80	639
Energy Services	160	1	9	73	2	7	252
Transportation	87	37	1	51	5	12	193
Capital expenditure	904	86	203	272	129	261	1,855

Year ended December 31, 2004 adjusted (€ millions)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	387	12	61	86	48	154	748
Waste Management	268	8	107	53	89	75	600
Energy Services	137	2	9	87	-	4	239
Transportation	42	25	-	61	12	3	143
Capital expenditure	834	47	177	287	149	236	1,730

Back to contents

Note 47

2004 and 2005 adjusted Income Statements: reconciliation

(€ millions)	Year ended December 31, 2004	IFRIC 12 adjustments	Year ended December 31, 2004 adjusted for IFRIC 12	IFRS 5 representation	Year ended December 31, 2004 adjusted

Revenue	22,500.3	420.2	22,920.5	-128.1	22,792.4
o/w Revenue from operating financial assets	96.7	178.9	275.6	-	275.6
Cost of sales	(18,346.3)	-392.0	-18,738.3	133.5	(18,604.8)
Selling costs	(439.7)	-	-439.7	-	(439.7)
General and administrative expenses	(2,236.4)	6.6	-2,229.8	2.8	(2,227.0)
Other operating revenue and expenses	2.7	-33.9	-31.2	-0.1	(31.3)
Operating income	1,480.6	0.9	1,481.5	8.1	1,489.6
Finance costs	(829.1)	-5.5	-834.6	1.7	(832.9)
Finance income	97.0	-5.2	91.8	-	91.8
Other financial income and expenses	46.1	-1.7	44.4	-	44.4
Income tax expense	(184.1)	5.6	-178.5	3.6	(174.9)
Share of net income of associates	24.2	-	24.2	-2.2	22.0
Net income from continuing operations	634.7	-5.9	628.8	11.2	640.0
Net income from discontinued operations	(26.9)	-	(26.9)	-11.2	(38.1)
Net income for the year	607.8	-5.9	601.9	-	601.9
Minority interests	216.3	-4.2	212.1	-	212.1
Attributable to equity holders of the parent	391.5	-1.7	389.8	-	389.8

(€ millions)	Year ended December 31, 2005	IFRIC 12 adjustments	Year ended December 31, 2005 adjusted for IFRIC 12	IFRS 5 representation	Year ended December 31, 2005 adjusted

Revenue	25,244.9	448.2	25,693.1	-122.7	25,570.4
o/w Revenue from operating financial assets	125.8	200.0	325.8	-	325.8
Cost of sales	(20,561.0)	-435.1	-20,996.1	126.2	(20,869.9)
Selling costs	(478.5)	-	-478.5	-	(478.5)
General and administrative expenses	(2,403.0)	5.4	-2,397.6	2.7	(2,394.9)
Other operating revenue and expenses	90.5	-24.5	66.0	-0.2	65.8
Operating income	1,892.9	-6.0	1,886.9	6.0	1,892.9
Finance costs	(781.7)	6.0	-775.7	1.7	(774.0)
Finance income	68.3	-5.0	63.3	-	63.3
Other financial income and expenses	30.5	-2.4	28.1	-	28.1
Income tax expense	(422.9)	0.5	-422.4	-	(422.4)
Share of net income of associates	14.9	-	14.9	-8.4	6.5
Net income from continuing operations	802.0	-6.9	795.1	-0.7	794.4
Net income from discontinued operations	-	-	-	0.7	0.7
Net income for the year	802.0	-6.9	795.1	-	795.1
Minority interests	179.0	-6.1	172.9	-	172.9
Attributable to equity holders of the parent	623.0	-0.8	622.2	-	622.2

Back to contents

Note 48

2005 adjusted consolidated financial statements: reconciliation

48.1

Summary of the impact of IFRIC 12 on the main financial statement headings

(€ millions)	December 31, 2005	December 31, 2005 adjusted	Difference
Income Statement
Revenue	25,244.9	25,693.1	448.2
Revenue from operating financial assets	125.8	325.8	200.0
Operating income	1,892.9	1,886.9	-6.0
Net income for the year attributable to equity holders of the parent	623.0	622.2	-0.8
Balance Sheet
Intangible assets (1)	1,171.5	3,373.2	2,201.7
Property, plant and equipment	12,351.5	6,885.7	-5,465.8
Operating financial assets	2,065.4	5,545.4	3,480.0
Operating receivables	10,112.3	10,083.3	-29.0
Equity attributable to equity holders of the parent	3,802.6	3,790.2	-12.4
Equity	5,693.5	5,678.2	-15.3
Cash Flow Statement
Operating cash flow before changes in working capital	3,687.3	3,541.9	-145.4
Changes in working capital	(52.2)	(39.4)	12.8
Purchases of property, plant and equipment	(2,081.9)	(1,837.1)	244.8
New operating financial assets	(269.3)	(513.4)	-244.1
Principal payments on operating financial assets	184.0	320.6	136.6
Net debt	(13,870.6)	(13,870.6)	-

(1) Excluding goodwill but including concession intangible assets.

The impact of early adoption of IFRIC 12 was published in the second update (filed September 26, 2006) to the reference document filed on April 6, 2006 with the AMF.

In the second update, adoption was based on the draft interpretation entitled “D12-D13-D14”. The definitive publication of the interpretation led to the correction of certain adjustments reported in the second update. These corrections are as follows:

Account heading	Impact reported in the 2nd update of 09/26/06	IFRIC 12	Correction
Concession intangible assets	1,841.2	2,091.8	+250.6	a) b) c)
Property, plant and equipment	6,894.0	6,885.7	-8.3	c)
Operating financial assets	5,446.9	5,545.4	+98.5	b)
Operating receivables	10,424.1	10,083.3	-340.8	a)
Changes in working capital	-157.0	-39.4	+117.6	a)
Purchases of property, plant and equipment	-1,719.5	-1,837.1	-117.6	a)

a)

Under the intangible asset model in the draft interpretation, revenue on the construction of infrastructure assets is recognized on a percentage completion basis through operating receivables. The definitive interpretation authorizes the recognition of revenue directly through intangible assets. This option was adopted by Veolia Environnement.

b)

Impact of definitive texts relating to the bifurcation model on assets with residual values guaranteed by the concession grantor (Water Division Germany)

c)

Extension of the application scope of IFRIC 12.

Back to contents

48.2

Reconciliation of equity as of December 31, 2005 and equity as of December 31, 2005 adjusted

(€ millions)	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
December 31, 2005	2,039.4	6,499.1	(452.7)	(4,227.4)	(55.8)	3,802.6	1,890.9	5,693.5
Financial asset model	-	-	-	6.2	-	6.2	-11.8	-5.6
Intangible asset model	-	-	-	-28.3	-	-28.3	9.4	-18.9
Bifurcation model	-	-	-	6.0	-	6.0	-	6.0
Other	-	-	-	3.7	-	3.7	-0.5	3.2
December 31, 2005 adjusted	2,039.4	6,499.1	(452.7)	(4,239.8)	(55.8)	3,790.2	1,888.0	5,678.2

48.3

2005 adjusted financial statements

48.3.1

Consolidated Balance Sheet

(€ millions)	Notes	As of December 31, 2005	IFRIC 12 adjustments	As of December 31, 2005 adjusted

Goodwill	48.4.1	4,863.1	-110.8	4,752.3
Concession intangible assets	48.4.2	-	2,091.8	2,091.8
Other intangible assets	48.4.3	1,171.5	109.9	1,281.4
Publicly-owned utility networks	48.4.4	5,629.5	-5,465.8	6,885.7
Property, plant and equipment		6,722.0
Investments in associates		201.5	-	201.5
Non-consolidated investments		209.5	-	209.5
Long-term IFRIC4 loans	48.4.5	1,901.9	3,435.5	5,337.4
Non-current operating financial assets		-
Derivative instruments – Assets		249.0	-	249.0
Other non-current financial assets		692.5	-0.9	691.6
Deferred tax assets		1,127.3	7.4	1,134.7
Non-current assets		22,767.8	+67.1	22,834.9
Inventories and work-in-progress		646.2	-11.0	635.2
Operating receivables	48.4.6	10,112.3	-29.0	10,083.3
Short-term IFRIC4 loans	48.4.5	163.5	44.5	208.0
Current operating financial assets		-	-
Other short-term loans		221.2	-	221.2
Marketable securities		60.7	-	60.7
Cash and cash equivalents		2,336.1	-	2,336.1
Current assets		13,540.0	4.5	13,544.5
Non-current assets held for sale		1.6	-	1.6
Total assets		36,309.4	71.6	36,381.0

Share capital	48.2	2,039.4	-	2,039.4
Additional paid-in capital	48.2	6,499.1	-	6,499.1
Reserves and retained earnings attributable to equity holders of the parent	48.2	(4,735.9)	-12.4	(4,748.3)
Minority interests	48.2	1,890.9	-2.9	1,888.0
Equity		5,693.5	-15.3	5,678.2
Non-current provisions	48.4.7	1,613.6	34.4	1,648.0
Long-term borrowings		13,722.8	-	13,722.8
Derivative instruments – Liabilities		154.5	-	154.5
Other non-current liabilities		207.8	-4.1	203.7
Deferred tax liabilities	48.4.8	1,124.1	80.9	1,205.0

Back to contents

(€ millions)	Notes	As of December 31, 2005	IFRIC 12 adjustments	As of December 31, 2005 adjusted

Non-current liabilities		16,822.8	111.2	16,934.0
Operating payables		10,374.3	-4.5	10,369.8
Current provisions	48.4.7	773.8	-19.8	754.0
Short-term borrowings		2,138.2	-	2,138.2
Bank overdrafts and other cash position items		506.8	-	506.8
Current liabilities		13,793.1	-24.3	13,768.8
Non-current liabilities held for sale		-	-	-
Total equity and liabilities		36,309.4	71.6	36,381.0

48.3.2

Consolidated Income Statement

(€ millions)	Notes	Year ended December 31, 2005	IFRIC 12 adjustments	Year ended December 31, 2005 adjusted for IFRIC 12

Revenue	48.5.1	25,244.9	448.2	25,693.1
o/w Revenue from operating financial assets	48.5.1	125.8	200.0	325.8
Cost of sales		(20,561.0)	-435.1	(20,996.1)
Selling costs		(478.5)	-	(478.5)
General and administrative expenses		(2,403.0)	5.4	(2,397.6)
Other operating revenue and expenses		90.5	-24.5	66.0
Operating income	48.5.2	1,892.9	-6.0	1,886.9
Finance costs		(781.7)	6.0	(775.7)
Finance income		68.3	-5.0	63.3
Other financial income and expenses		30.5	-2.4	28.1
Income tax expense		(422.9)	0.5	(422.4)
Share of net income of associates		14.9	-	14.9
Net income from continuing operations		802.0	-6.9	795.1
Net income from discontinued operations		-	-	-
Net income for the year		802.0	-6.9	795.1
Minority interests		179.0	-6.1	172.9
Attributable to equity holders of the parent		623.0	-0.8	622.2

Back to contents

48.3.3

Consolidated Cash Flow Statement

(€ millions)	Notes	Year ended December 31, 2005	IFRIC 12 adjustments	Year ended December 31, 2005 adjusted

Net income for the year attributable to equity holders of the parent		623.0	-0.8	622.2
Minority interests		179.0	-6.1	172.9
Operating depreciation, amortization, provisions and impairment losses		1,829.3	-138.6	1,690.7
Financial amortization and impairment losses		(21.0)	-	(21.0)
Gains (losses) on disposal and dilution		(70.0)	-	(70.0)
Share of net income of associates		(14.9)	-	(14.9)
Dividends received		(6.5)	-	(6.5)
Finance costs, and finance income		713.4	-1.0	712.4
Income tax expense		422.9	-0.5	422.4
Other		32.1	1.6	33.7
Operating cash flow before changes in working capital	48.6.1	3,687.3	-145.4	3,541.9
Changes in working capital	48.6.2	(52.2)	12.8	(39.4)
Income taxes paid		(338.8)	-	(338.8)
Net cash flow from operating activities		3,296.3	132.6	3,163.7
Purchases of property, plant and equipment	48.6.3	(2,081.9)	244.8	(1,837.1)
Proceeds on disposal of property, plant and equipment		173.5	-4.7	168.8
Purchases of investments		(944.1)	-	(944.1)
Proceeds on disposal of investments		154.0	-	154.0
IFRIC 4 investment contracts:
New IFRIC 4 loans	48.6.4	(269.3)	269.3	-
Principal payments on IFRIC 4 loans	48.6.5	184.0	-184.0	-
Operating financial assets:
New operating financial assets	48.6.4	-	-513.4	(513.4)
Principal payments on operating financial assets	48.6.5	-	320.6	320.6
Dividends received		16.8	-	16.8
New long-term loans granted		(62.1)	-	(62.1)
Principal payments on long-term loans		55.7	-	55.7
Net decrease in short-term loans		115.0	-	115.0
Sales and purchases of marketable securities		118.2	-	118.2
Net cash used in investing activities		(2,540.2)	132.6	(2,407.6)
Net decrease in short-term borrowings		(2,936.2)	-	(2,936.2)
New long-term borrowings and other debt		3,134.1	0.7	3,134.8
Principal payments on long-term borrowings and other debt		(2,318.9)	-0.7	(2,319.6)
Proceeds on issue of shares		81.0	-	81.0
Purchase of treasury shares		-	-	-
Dividends paid		(374.0)	-	(374.0)
Interest paid		(738.8)	-	(738.8)
Net cash used in financing activities		(3,152.8)	-	(3,152.8)
Net cash at the beginning of the year		4,240.2	-	4,240.2
Effect of foreign exchange rate changes		(14.2)	-	(14.2)
Net cash at the end of the year		1,829.3	-	1,829.3

Cash and cash equivalents		2,336.1	-	2,336.1
- Bank overdrafts and other cash position items		506.8	-	506.8
Net cash at the end of the year		1,829.3	-	1,829.3

Back to contents

48.4

Analysis of the main balance sheet adjustments

48.4.1

Goodwill

(€ millions)	As of December 31, 2005	Intangible asset model	As of December 31, 2005 adjusted
Goodwill	4,863.1	-110.8	4,752.3

The adjustment corresponds to the full or partial transfer of goodwill balances to contractual rights.

48.4.2

Concession intangible assets

(€ millions)	As of December 31, 2005	Intangible asset model	As of December 31, 2005 adjusted
Concession intangible assets	-	2,091.8	2,091.8

Concession intangible assets are assets financed by the Group under concession contracts as defined by interpretation IFRIC 12, which do not satisfy the criteria for classification as operating financial assets, in particular as the concession grantor does not guarantee an unconditional right to cash or another financial asset.

These assets break down by Group division as follows:

•

Water Division: €1,533.8 million, notably in Germany, France, Morocco and China

•

Waste Management Division: €252.9 million, mainly incinerators without guaranteed volumes in France and the United Kingdom

•

Energy Services Division: €286.9 million, relating to heating networks in France and the Baltic States.

Concession intangible assets are primarily located in Europe (€1,455.6 million).

48.4.3

Other intangible assets

(€ millions)	As of December 31, 2005	Financial asset model	Intangible asset model	Other	As of December 31, 2005 adjusted
Other intangible assets	1,171.5	-41.0	172.3	-21.4	1,281.4

The adjustment of -€41 million following application of the financial asset model mainly corresponds to the transfer of Berlin water contract intangible assets to operating financial assets (Water Division).

The impact of application of the intangible asset model mainly reflects the transfer of goodwill of €149.8 million to contractual rights.

48.4.4

Property, plant and equipment

(€ millions)	As of December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	IAS16	As of December 31, 2005 adjusted
Publicly-owned utility networks	5,629.5	-3,141.5	-1,989.7	-287.5	-39.2	-171.6	0.0
Property, plant and equipment	6,722.0	-	-8.3	-	-	172.0	6,885.7
Property, plant and equipment	12,351.5	-3,141.5	-1,998.0	-287.5	-39.2	0.4	6,885.7

Adjustments to non-current assets as a result of application of IFRIC 12 involve the identification of operating financial assets or concession intangible assets.

Certain of the contracts analyzed lead to specific treatments in the accounts.  The choice of the financial asset or intangible asset model is based on the identity “in substance” of the payer of the service. Nonetheless, certain contracts may include a payment commitment incumbent on the concession grantor. Where this is the case, the investment amount guaranteed by the concession grantor is recognized under the financial asset model and the residual balance is recognized under the intangible asset model.  These restatements are presented in the “Bifurcation” column and primarily concern incinerators in the Waste Management Division.

The Group owns infrastructures that do not fall within the application scope of IFRIC 12 as at least one of the three qualifying criteria (service to public, control or regulation of services and price setting, control of the residual economic value of the infrastructure at the contract term) are not satisfied. Where this is the case, the infrastructure is recognized in accordance with IFRIC4 or IAS 16.

Back to contents

48.4.5

Non-current and current operating financial assets

(€ millions)	As of December 31, 2005	Financial asset model	IFRIC4	As of December 31, 2005 adjusted
Long-term IFRIC 4 loans	1,901.9	-608.0	33.2	1,327.1
Long-term IFRIC 12 loans	-	4,010.3	-	4,010.3
Non-current operating financial assets	1,901.9	3,402.3	33.2	5,337.4
Short-term IFRIC 4 loans	163.5	-8.5	10.2	165.2
Short-term IFRIC 12 loans	-	42.8	-	42.8
Current operating financial assets	163.5	34.3	10.2	208.0
Operating financial assets	2,065.4	3,436.6	43.4	5,545.4

These headings record loans relating to concession contracts satisfying the criteria laid down in IFRIC 12 and loans relating to contracts recognized in accordance with IFRIC4

Certain assets recognized in accordance with IFRIC 4 as of December 31, 2005, also satisfy the criteria for recognition in accordance with IFRIC 12 and have therefore been reclassified. Such assets have a net carrying amount of €608 million and concern BOT (Build Operate Transfer) contracts in the Water Division and incinerators in the Waste Management Division.

Operating financial assets break down by division as follows:

(€ millions)	IFRIC 4	IFRIC 12	Total
Water	502.8	3,360.5	3,863.3
Waste Management	120.3	628.9	749.2
Energy Services	795.0	27.1	822.1
Transportation	74.2	30.2	104.4
Other	-	6.4	6.4
Veolia Group	1,492.3	4,053.1	5,545.4

Operating financial assets in the Water Division mainly comprise infrastructure assets relating to the Berlin contract (€2.8 billion) and BOT contracts. In the Waste Management Division operating financial assets comprise incinerators and in the Energy Services Division they comprise cogeneration assets.

Note that pursuant to the financial asset model, revenue generated by the construction of the underlying infrastructure is recognized on a percentage completion basis (in accordance with IAS 11). The corresponding entry in the balance sheet is recognized in operating financial assets. This is notably the case for BOT contracts and incinerators.

48.4.6

Operating receivables

(€ millions)	As of December 31, 2005	Intangible asset model	As of December 31, 2005 adjusted
Operating receivables	10,112.3	-29.0	10,083.3

48.4.7

Non-current and current provisions

(€ millions)	As of December 31, 2005	Intangible asset model	Other	As of December 31, 2005 adjusted
Non-current provisions	1,613.6	33.7	0.7	1,648.0
Current provisions	773.8	-19.8		754.0
Provisions	2,387.4	13.9	0.7	2,402.0

48.4.8

Deferred tax liabilities

(€ millions)	As of December 31, 2005	Intangible asset model	Other	As of December 31, 2005 adjusted
Deferred tax liabilities	1,124.1	75.0	5.9	1,205.0

Adjustments in respect of the intangible asset model mainly concern the reclassification of goodwill as intangible rights (see Notes 48.4.1 and 48.4.3) and provision restatements (see Note 48.4.7).

Back to contents

48.5

Analysis of the main Income Statement restatements

48.5.1

Revenue

(€ millions)	Year ended December 31, 2005	Revenue from operating financial assets	Cancellation flows linked to PP&E	Construction revenue	Other	Year ended December 31, 2005 adjusted for IFRIC 12
Water	8,888.7	161.3	-266.1	351.1	-0.8	9,134.2
Waste Management	6,604.1	34.1	-0.1	110.6		6,748.7
Energy Services	5,402.4	1.3	-3.2	63.1		5,463.6
Transportation	4,349.7	3.3	-3.7	-	-2.7	4,346.6
Revenue	25,244.9	200.0	-273.1	524.8	-3.5	25,693.1

The cancellation of flows linked to property, plant and equipment mainly corresponds to the application of the operating financial asset model to the Berlin contract (-€264 million). This reclassification led to the cancellation of fees of €143 million remunerating certain infrastructure assets and income of €121 million received in respect of the obsolescence of certain assets.

Adjustments relating to the recognition of construction revenue on a percentage completion basis concern contracts recognized in accordance with the operating financial asset model in the amount of €278 million and contracts recognized in accordance with the concession intangible asset model in the amount of €247 million. The inclusion of income of €115 million in respect of contracts recognized in accordance with IFRIC 4, brings revenue recognized on a percentage completion basis to €640 million.

Taking into account IFRIC 12 restatements, total revenue from operating financial assets, including contracts recognized in accordance with IFRIC4, is €325.8 million

48.5.2

Operating income

(€ millions)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2005 adjusted
Water	1,007.3	-8.7	-0.7	-	4.4	1,002.3
Waste Management	530.5	14.3	-8.9	5.8	1.9	543.6
Energy Services	326.1	-	-12.1	0.5	0.8	315.3
Transportation	114.1	0.2	-	-	-3.5	110.8
Other	(85.1)	-	-	-	-	(85.1)
Operating income	1,892.9	5.8	-21.7	6.3	3.6	1,886.9

48.6

Analysis of the main Cash Flow Statement restatements

48.6.1

Operating cash flow before changes in working capital

(€ millions)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2005 adjusted
Operating cash flow before changes in working capital	3,687.3	-138.0	-11.2	4.3	-0.5	3,541.9

The adjustments primarily concern the portion of revenue allocated to cancel charges to depreciation and amortization in the amount of -€138 million, including -€121 million in respect of the Berlin contract.

Back to contents

48.6.2

Changes in working capital

(€ millions)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Year ended December 31, 2005 adjusted
Changes in working capital	(52.2)	(0.4)	2.5	10.7	(39.4)

48.6.3

Purchases of property, plant and equipment

(€ millions)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2005 adjusted
Purchases of property, plant and equipment	(2,081.9)	177.1	8.0	55.7	4.0	(1,837.1)

The €177.1 million decrease in purchases of property, plant and equipment attributable to the financial asset model corresponds to the reclassification of assets as operating financial assets (see Note 48.6.4).

The €55.7 million decrease in purchases of property, plant and equipment attributable to the bifurcation model corresponds to the reclassification of assets as operating financial assets (see Note 48.6.4) and mainly concerns incinerators in the Waste Management Division.

48.6.4

New operating financial assets

(€ millions)	Year ended December 31, 2005	Financial asset model	Bifurcation model	Other	Year ended December 31, 2005 adjusted
New operating financial assets	(269.3)	-170.4	-68.5	-5.2	(513.4)

These restatements represent the corresponding entries to the restatements presented in Note 48.6.3 and concern incinerators, BOT contracts and investments relating to the Berlin contract.

48.6.5

Principal payments on operating financial assets

(€ millions)	Year ended December 31, 2005	Financial asset model	Bifurcation model	Other	Year ended December 31, 2005 adjusted
Principal payments on operating financial assets	184.0	133.3	1.8	1.5	320.6

The adjustments of €136.6 million mainly correspond to the portion of revenue allocated to principal loan payments in respect of infrastructure assets (see Note 48.6.1). This income, which is included in the published 2005 revenue figure, is now excluded from revenue and recognized as an operating financial asset repayment flow.  It mainly corresponds to the reduction in operating cash flow.

Back to contents

Note 49

2004 adjusted consolidated financial statements: reconciliation

49.1

Summary of the impact of IFRIC 12 on the main financial statement headings

(€ millions)	Year ended December 31, 2004	Year ended December 31, 2004 adjusted	Difference
Income Statement
Revenue	22,500.3	22,920.5	420.2
Revenue fromoperating financial assets	96.7	275.6	178.9
Operating income	1,480.6	1,481.5	0.9
Net income for the year attributable to equity holders of the parent	391.5	389.8	-1.7

Balance Sheet
Intangible assets (1)	1,059.0	2,802.5	1,743.5
Property, plant and equipment	10,958.1	6,173.4	-4,784.7
Operating financial assets	1,826.5	5,105.9	3,279.4
Operating receivables	9,261.4	9,233.9	-27.5
Equity attributable to equity holders of the parent	3,222.8	3,211.2	-11.6
Equity	4,948.3	4,939.9	-8.4

Cash Flow Statement
Operating cash flow before changes in working capital	3,460.6	3,336.2	-124.4
Changes in working capital	294.4	286.1	-8.3
Purchases of property, plant and equipment	(1,964.0)	(1,723.0)	241.0
New operating financial assets	(177.0)	(428.5)	-251.5
Principal payments on operating financial assets	130.0	275.7	145.7
Net debt	13,058.9	13,058.9	-

(1)

Excluding goodwill but including concession intangible assets.

49.2

Reconciliation of equity as of December 31, 2004 and equity as of December 31, 2004 adjusted

(€ millions)	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of December 31, 2004	2,032.1	6,467.6	(459.3)	(4,738.0)	(79.6)	3,222.8	1,725.5	4,948.3
Financial asset model	-	-	-	-6.7	-	-6.7	-8.4	-15.1
Intangible asset model	-	-	-	-14.6	-	-14.6	13.1	-1.5
Bifurcation model	-	-	-	11.4	-	11.4	-	11.4
Other	-	-	-	-1.7	-	-1.7	-1.5	-3.2
As of December 31, 2004 adjusted	2,032.1	6,467.6	(459.3)	(4,749.6)	(79.6)	3,211.2	1,728.7	4,939.9

Back to contents

49.3

2004 adjusted financial statements

49.3.1

Consolidated Balance Sheet

(€ millions)	Notes	As of December 31, 2004	IFRIC 12 adjustments	As of December 31, 2004 adjusted
Goodwill	49.4.1	4,383.6	-136.8	4,246.8
Concession intangible assets	49.4.2	-	1,610.0	1,610.0
Other intangible assets	49.4.3	1,059.0	133.5	1,192.5
Publicly-owned utility networks		4,820.8	-4,784.7	6,173.4
Property, plant and equipment	49.4.4	6,137.3
Investments in associates		219.2	-	219.2
Non-consolidated investments		181.1	-	181.1
Long-term IFRIC 4 loans		1,693.5	3,253.5	4,947.0
Non-current operating financial assets	49.4.5	-
Derivative instruments – Assets		424.8	-	424.8
Other non-current financial assets		614.7	-8.0	606.7
Deferred tax assets		1,122.6	9.2	1,131.8
Non-current assets		20,656.6	76.7	20,733.3
Inventories and work-in-progress		562.0	-1.7	560.3
Operating receivables	49.4.6	9,261.4	-27.5	9,233.9
Short-term IFRIC 4 loans		133.0	25.9	158.9
Current operating financial assets	49.4.5
Other short-term loans		333.0	-	333.0
Marketable securities		189.3	-	189.3
Cash and cash equivalents		4,660.3	-	4,660.3
Current assets		15,139.0	-3.3	15,135.7
Non-current assets held for sale		30.3	-	30.3
Total assets		35,825.9	73.4	35,899.3

Share capital	49.2	2,032.1	-	2,032.1
Additional paid-in capital	49.2	6,467.6	-	6,467.6
Reserves and retained earnings attributable to equity holders of the parent	49.2	(5,276.9)	-11.6	(5,288.5)
Minority interests	49.2	1,725.5	3.2	1,728.7
Equity		4,948.3	-8.4	4,939.9
Non-current provisions	49.4.7	1,283.5	25.1	1,308.6
Long-term borrowings		12,157.0	-	12,157.0
Derivative instruments – Liabilities		189.8	-	189.8
Other non-current liabilities		163.8	-4.1	159.7
Deferred tax liabilities	49.4.8	933.8	87.5	1,021.3
Non-current liabilities		14,727.9	108.5	14,836.4
Operating payables		9,576.0	-3.8	9,572.2
Current provisions	49.4.7	723.0	-22.9	700.1
Short-term borrowings		5,426.1	-	5,426.1
Bank overdrafts and other cash position items		420.1	-	420.1
Current liabilities		16,145.2	-26.7	16,118.5
Non-current liabilities held for sale		4.5	-	4.5
Total equity and liabilities		35,825.9	73.4	35,899.3

Back to contents

49.3.2

Consolidated Income Statement

(€ millions)	Notes	Year ended December 31, 2004	IFRIC 12 adjustments	Year ended December 31, 2004 adjusted

Revenue	49.5.1	22,500.3	420.2	22,920.5
o/w Revenue from operating financial assets	49.5.1	96.7	178.9	275.6
Cost of sales		(18,346.3)	-392.0	(18,738.3)
Selling costs		(439.7)	-	(439.7)
General and administrative expenses		(2,236.4)	6.6	(2,229.8)
Other operating revenue and expenses		2.7	-33.9	(31.2)
Operating income	49.5.2	1,480.6	0.9	1,481.5
Finance costs		(829.1)	-5.5	(834.6)
Finance income		97.0	-5.2	91.8
Other financial income and expenses		46.1	-1.7	44.4
Income tax expense		(184.1)	5.6	(178.5)
Share of net income of associates		24.2	-	24.2
Net income from continuing operations		634.7	-5.9	628.8
Net income from discontinued operations		(26.9)	-	(26.9)
Net income for the year		607.8	-5.9	601.9
Minority interests		216.3	-4.2	211.1
Attributable to equity holders of the parent		391.5	-1.7	389.8

Back to contents

49.3.3

Consolidated Cash Flow Statement

(€ millions)	Notes	Year ended December 31, 2004	IFRIC 12 adjustments	Year ended December 31, 2004 adjusted

Net income for the year attributable to equity holders of the parent		391.5	-1.7	389.8
Minority interests		216.4	-4.1	212.3
Operating depreciation, amortization, provisions and impairment losses		2,041.5	-123.7	1,917.8
Financial amortization and impairment losses		(38.2)	-	(38.2)
Gains (losses) on disposal and dilution		(161.3)	-	(161.3)
Share of net income of associates		(24.2)	-	(24.2)
Dividends received		(6.0)	-	(6.0)
Finance costs and finance income		732.1	10.7	742.8
Income tax expense		309.5	-5.6	303.9
Other		(0.7)	-	(0.7)
Operating cash flow before changes in working capital	49.6.1	3,460.6	-124.4	3,336.2
Changes in working capital	49.6.2	294.4	-8.3	286.1
Income taxes paid		(238.0)	-	(238.0)
Net cash flow from operating activities		3,517.0	-132.7	3,384.3
Purchases of property, plant and equipment	49.6.3	(1,964.0)	241.0	(1,723.0)
Proceeds on disposal of property, plant and equipment		316.2	5.6	321.8
Purchases of investments		(334.0)	1.5	(332.5)
Proceeds on disposal of investments		2,184.2	-	2,184.2
IFRIC 4 investment contracts:
New IFRIC 4 loans	49.6.4	(177.0)	177.0	-
Principal payments on IFRIC 4 loans	49.6.5	130.0	-130.0	-
Operating financial assets:
New operating financial assets	49.6.4	-	-428.5	(428.5)
Principal payments on operating financial assets	49.6.5	-	275.7	275.7
Dividends received		23.5	-	23.5
New long-term loans granted		(132.5)	-	(132.5)
Principal payments on long-term loans		129.4	2.0	131.4
Net decrease in short-term loans		41.1	-	41.1
Sales and purchases of marketable securities		(42.3)	-	(42.3)
Net cash from investing activities		174.6	144.3	318.9
Net increase in short-term borrowings		1,789.2	-	1,789.2
New long-term borrowings and other debt		930.5	-	930.5
Principal payments on long-term borrowings and other debt		(3,468.7)	-	(3,468.7)
Proceeds on issue of shares		167.2	-	167.2
Purchase of treasury shares		(183.2)	-	(183.2)
Dividends paid		(389.6)	-	(389.6)
Interest paid		(640.9)	-	(640.9)
Net cash used in financing activities		(1,795.5)	-	(1,795.5)
Net cash at the beginning of the year		2,320.6	-	2,320.6
Effect of foreign exchange rate changes		23.5	-11.6	11.9
Net cash at the end of the year		4,240.2	-	4,240.2

Cash and cash equivalents		4,660.3	-	4,660.3
- Bank overdrafts and other cash position items		420.1	-	420.1
Net cash at the end of the year		4,240.2	-	4,240.2

Back to contents

49.4

Analysis of the main balance sheet restatements

49.4.1

Goodwill

(€ millions)	As of December 31, 2004	Intangible asset model	Other	As of December 31, 2004 adjusted
Goodwill	4,383.6	-37.7	-99.1	4,246.8

49.4.2

Concession intangible assets

(€ millions)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	As of December 31, 2004 adjusted
Concession intangible assets	-	1.2	1,447.4	161.4	1,610.0

49.4.3

Other intangible assets

(€ millions)	As of December 31, 2004	Financial asset model	Intangible asset model	IFRIC 4	Other	As of December 31, 2004 adjusted
Other intangible assets	1,059.0	-42.1	58.5	-1.2	118.3	1,192.5

49.4.4

Property, plant and equipment

(€ millions)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC4	Other	As of December 31, 2004 adjusted
Publicly-owned utility networks	4,820.8	n.av.	n.av.	n.av.	n.av.	n.av.	-
Property, plant and equipment	6,137.3	n.av.	n.av.	n.av.	n.av.	n.av.	6,173.4
Property, plant and equipment	10,958.1	-3,067.0	-1,464.9	-206.7	-44.7	-1.4	6,173.4

49.4.5

Non-current and current operating financial assets

(€ millions)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	As of December 31, 2004 adjusted
Long-term IFRIC 4 loans	1,693.5	3,085.1	-	87.4	35.5	4,901.5
Long-term IFRIC 12 loans	-	-	43.1	2.4	-	45.5
Non-current operating financial assets	1,693.5	3,085.1	43.1	89.8	35.5	4,947.0
Short-term IFRIC 4 loans	133.0	14.3	-	2.7	8.9	158.9
Current operating financial assets	133.0	14.3	-	2.7	8.9	158.9
Operating financial assets	1,826.5	3,099.4	43.1	92.5	44.4	5,105.9

Back to contents

49.4.6

Operating receivables

(€ millions)	As of December 31, 2004	Intangible asset model	Bifurcation model	Other	As of December 31, 2004 adjusted
Operating receivables	9,261.4	5.5	-34.8	1.8	9,233.9

49.4.7

Non-current and current provisions

(€ millions)	As of December 31, 2004	Financial asset model	Other	As of December 31, 2004 adjusted
Non-current provisions	1,283.5	0.5	24.6	1,308.6
Current provisions	723.0	0.1	-23.0	700.1
Provisions	2,006.5	0.6	1.6	2,008.7

49.4.8

Deferred tax liabilities

(€ millions)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	Other	As of December 31, 2004 adjusted
Deferred tax liabilities	933.8	1.7	13.9	-1.4	2.1	71.2	1,021.3

49.5

Analysis of the main Income Statement restatements

49.5.1

Revenue (work in progress)

(€ millions)	Year ended December 31, 2004	Revenue from operating financial assets	Cancellation flows linked to PP&E	Construc-tion revenue	Other	Year ended December 31, 2004 adjusted
Water	7,777.4	157.5	-232.8	274.8	-	7,976.9
Waste Management	6,214.4	18.4	5.7	142.1	-	6,380.6
Energy Services	4,919.8	0.2	-3.5	58.4	-	4,974.9
Transportation	3,588.7	2.8	-0.7	-	-2.7	3,588.1
Revenue	22,500.3	178.9	-231.3	475.3	-2.7	22,920.5

49.5.2

Operating income

(€ millions)	Year ended December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2004 adjusted
Water	799.5	4.2	-	-	-5.1	798.6
Waste Management	467.5	13.4	-1.8	1.5	-	480.6
Energy Services	250.3	-	-10.3	-0.3	-0.1	239.6
Transportation	31.4	1.1	-	-	-1.7	30.8
Other	(68.1)	-	-	-	-	(68.1)
Operating income	1,480.6	18.7	-12.1	1.2	-6.9	1,481.5

Back to contents

49.6

Analysis of the main Cash Flow Statement restatements

49.6.1

Operating cash flow before changes in working capital

(€ millions)	Year ended December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	Year ended December 31, 2004 adjusted
Operating cash flow before changes in working capital	3,460.6	-131.5	0.2	0.6	6.3	3,336.2

49.6.2

Changes in working capital

(€ millions)	Year ended December 31, 2004	Financial asset model	IFRIC 4	Year ended December 31, 2004 adjusted
Changes in working capital	294.4	-1.5	-6.8	286.1

49.6.3

Purchases of property, plant and equipment

(€ millions)	Year ended December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2004 adjusted
Purchases of property, plant and equipment	(1,964.0)	182.3	-0.3	51.7	7.3	(1,723.0)

49.6.4

New operating financial assets

(€ millions)	Year ended December 31, 2004	Financial asset model	Bifurcation model	Other	Year ended December 31, 2004 adjusted
New operating financial assets	(177.0)	-193.4	-53.4	-4.7	(428.5)

49.6.5

Principal payments on operating financial assets

(€ millions)	Year ended December 31, 2004	Financial asset model	Bifurcation model	Other	Year ended December 31, 2004 adjusted
Principal payments on operating financial assets	130.0	142.2	2.2	1.3	275.7

Back to contents

Note 50

Main companies included in the 2006 consolidated financial statements

In 2006 the Group consolidated or accounted for a total of 2,237 companies, of which the principal companies are:

Company and address	French company registration number (N° Siret)	Consolidation method	% holding
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	403 210 032 00047	FC	100.00
Sense SAS rue Annette Bloch – 25200 Montbéliard	444 590 921 00052	FC	80.47
WATER
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	775 667 363 01597	FC	100.00
Compagnie des Eaux de Paris 7, rue Tronson-du-Coudray – 75008 Paris	329 207 740 00047	FC	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	542 054 945 00069	FC	99.86
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 44 – 44100 Nantes	575 750 161 00342	FC	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau 12, boulevard René Cassin – 06100 Nice	780 153 292 00112	FC	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch – 77000 Vaux Le Pénil	785 751 058 00047	FC	99.28
Société des Eaux de Marseille et ses filiales 25, rue Edouard Delanglade – BP 29 – 13254 Marseille	057 806 150 00017	PC	48.84
Société des Eaux du Nord 217, boulevard de la Liberté – 59800 Lille	572 026 417 00244	PC	49,55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	318 634 649 00053	PC	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique et ses filiales 28, rue de la Baume – 75008 Paris	562 077 503 00018	FC	98.70
Veolia Water Solutions et Technologies l’Aquarène – 1, place Montgolfier – 94417 St Maurice Cedex	542 078 688 01065	FC	100.00
Including the following foreign companies
Veolia Water UK Plc et ses filiales 37-41 Old Queen Street, London SW1H 9JA (United-Kingdom)		FC	100.00
Veolia Water North America et ses filiales 14950 Heathrow Forest Parkway – Suite 200 Houston TX77032 Texas (USAs)		FC	100.00
Veolia Wasser Deutschland Gmbh Lindencorso Unter den linden 21 – D 10 117 Berlin (Germany)		FC	100.00
Berliner Wasser Betriebe Neue Jüdenstrasse 1 – D10179 Berlin Mitte (Germany)		PC	24.95
Braunschweig Versorgungs AG GMBH Taubenstrasse 7 D-38 108 Braunschweig (Germany)		FC	74.90
Aquiris SA Avenue de Vilvorde 450 - 1130 Brussels (Belgium)		FC	96.50
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2 , Sector 1, Bucharest (Roumania)		FC	83.69
Veolia Voda 52, rue d’Anjou – 75 008Paris		FC	100.00
Prazske Vodovody A Kanalizagce As 11 Parizska -11 000 Prague 1 (Czeck Republic)		FC	9989

Back to contents

Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska – 41 550 Teplice (Czeck Republic)	FC	50.04
Shenzhen Water (Group) Company Ltd Water Tower, n°1019 Shennan Zhong Road – Shenzhen 518031 (China)	PC	25.0
Shanghai Pudong VW Corporation Ltd 703 Pujian Road, Pudong New District, 200127 Shanghai (China)	PC	50.00
Changzhou CGE Water Co Ltd 12 Juqian Road – Changzhou (China)	PC	24.99
Kunming CGE Water Supply Co Ltd No262 Beijing Road - Kunming (Chine)	PC	24.99
Veolia Water Korea Co Ltd San 136-1, Ami-ri, Budal-Eup, Ichon-Shi, - GYONGGI-DO 467-701 (South Korea)	FC	100.00
United Water International Pty Ltd 65 Pirrama Road, Pyrmont NSW 2009 (Australia)	FC	95.00
Société d’Energie et d’Eau du Gabon BP 2187 – Libreville (Gabon)	FC	51.00
Veolia Water AMI 52 rue d’Anjou – 75 008 Paris	FC	100.00
Société des Eaux Electricité du Nord - Amendis 23 rue Carnot – 90 000 Tangiers(Morocco)	FC	51.00
Société des Eaux Electricité du Nord - Amendis 23 rue Carnot – 90 000 Tangiers(Morocco)	FC	51.00
REDAL SA 6 Zankat El Hoceima, BP 161 – 10 000 Rabat (Morocco)	FC	100.00

Back to contents

ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	403 211 295 00023	FC	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	456 500 537 00018	FC	65.94
Cogestar – Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	404 324 097 00025	FC	65.94
Cogestar 2 – Saint André 33, place Ronde Quartier Valmy – 92800 Puteaux	431 951 540 00019	FC	65.94
Crystal S.A. – Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	322 498 270 00014	FC	65.94
Citelum 37 rue de Lyon 75012 Paris	389 643 859 00019	FC	65.94
Clemessy and its subsidiaries 18, rue de Thann – 68200 Mulhouse	945 752 137 00212	FC	65.68
Including the following foreign companies
Dalkia PLC et ses filiales Elizabeth House – 56-60 London Road – Staines TW18 4BQ (United-Kingdom)		PC	50.02
Dalkia NV et ses filiales 52 Quai fernand demets – 1070 – Anderlecht (Belgium)		PC	50.02
Siram SPA et ses filiales Via Bisceglie, 95 – 20152 Milano (Italy)		PC	50.02
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 – 28 027 Madrid (Spain)		PC	50.02
Dalkia GmbH et ses filiales Carl-Ulrich-Strabe 4 - 63263 Neu Isenburg (Germany)		PC	50.02
Dalkia SGPS SA et ses Filiales Estrada de Paço d’Arcos 2780 – 666 Paco d’Arços (Portugal )		PC	50.02
Dalkia Limitada et ses filiales Rua Fidencio Ramos, 223 – 13 andar, Vila Olimpia Sao Paulo SP (Brazil)		PC	50.02
Dalkia Polska et ses filiales Ul Kruczkowskiego 8 – 00 380 Varsovie (Poland)		PC	32.51
Zespol Elektrocieplownl w Lodzi et sa filiale 5 J. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	16.58
Dalkia Poznan Spolka UL. Swierzawska 18 – 60321 Poznan (Poland)		PC	25.78
Dalkia Poznan Zep et ses filiales UL Gdynska 54 – 60-960 Poznan (Poland)		PC	26.11
Dalkia AB et and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		PC	50.02
Erakute and its subsidiaries Tartu mnt 16 10117 Tallinn (Estonia)		PC	50.02
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	50.02
Vilnius Energija V. Kudirkos g. 22, 2001 VILNIUS (Lituania)		PC	50.02
Dalkia Zrt. et ses filiales Budafoki út 91-93 – H-1117 Budapest (Hungary)		PC	49.83
Dalkia a.s et ses filiales Kutlíkova 17 – Technopol – 851 02 Bratislava 5 (Slovakia)		PC	50.02
C-Term et ses filiales Lenardova 6 – 852 39 Bratislava (Slovakia)		PC	50.02
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 – 709 74 Ostrava (Czeck Republic)		PC	49.05

Back to contents

WASTE MANAGEMENT
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	572 221 034 00778	FC	100.00
Société d’Assainissement Rationnel et de Pompage and its subsidiaries (S.A.R.P.) 162/16 Energy Park IV – 162/166, boulevard de Verdun 92413 Courbevoie Cedex	775 734 817 00353	FC	99.55
SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville-78520 Limay	303 772 982 00029	FC	99.84
RENOSOL and its subsidiaries 162/16 boulevard de Verdun - Energy Park IV 92413 Courbevoie Cedex	334 516 895 000 11	FC	100.00
Paul Granjouan and its subsidiaries rue des abattoirs – 44023 – Nantes Cedex	867 800 518 000 13	FC	100.00
Including the following foreign companies
Veolia ES Holding PLC and its subsidiaries Onyx house – 401 Mile end Road E34 PB – London (U.K.)		FC	100.00
Veolia ES Nottinghamshire Limited Onyx house – 401 Mile end Road E34 PB – London (U.K.)		FC	100.00
Cleanaway Ltd (U.K.)		FC	100.00
VES North America Corp. (U.S.A.)		FC	100.00
VES Solid Waste One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (U.S.A.)		FC	100.00
Veolia ES Australia Pty Ltd 280 Georges Street – Level 12 – P.O. Box H126 Australia Square - NSW 1215 – Sydney (Australia)		FC	100.00
Onyx Asia Pte Ltd 3 Temasek av 30-03 Centennial Tower – Singapore		FC	100.00
Marius Pedersen – Danemark and its subsidiaries Ørbaekvej 495863 Ferritslev (Denmark)		FC	65.00
Veolia ES Belgium NV and its subsidiaries Robert Schumanplein 6 BUS 5 1040 Brussels (Belgium)		FC	100.00

Back to contents

TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61 boulevard des Dames – 13002 Marseille (France)	775 558 463 00011	FC	28.29
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines – 163 / 169, avenue Georges Clémenceau – 92000 Nanterre	552 022 063 01075	FC	99.88
C.G.F.T.E. (Compagnie Générale Française de Transports et d’Entreprises) Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00
Veolia Eurolines and its subsidiaries		FC	99.99
Including the following foreign companies
CONNEX NORTH AMERICA (CNA) 2100 Huntingdon Avenue MD 21211 Baltimore (U.S.A)		FC	100.00
Shuttleport Holdings LLC 2015 Spring Road – Suite 600 60523 Oakbrook – Illinois (U.S.A.)		FC	100.00
Super Shuttle International Inc, (U.S.A.)		FC	81.00
Connex GVI Inc 720 rue Trotter – St-Jean-sur-Richelieu, QC, J3B 8T2 (Canada)		FC	100.00
CONNEX GROUP AUSTRALIA PTY LTD Level 3, Flinders St Station, 223 Flinders St Melbourne, Victoria 3000, Australia		FC	100.00
CONNEX TRANSPORT AB Englundavagen 9 – Box 1820 – 17124 Solna (Sweden)		FC	100.00
Veolia Transport Norge AS Klubbgaten 1 – N 4013 – Stavanger (Norway)		FC	100.00
CONNEX TRANSPORT UK LTD Waterloo Business Center – 117 Waterloo Road London SE1 8UL, (U.K.)		FC	100.00
Pullman Coachez Limited Unit 12 Crofty Ind Estate Penclawdd Swansea (U.K.)		FC	100.00
Dunn Line Plc The Coach Station Park Lane Basford – Nottingham (United-Kingdom)		FC	100.00
Dunn Line Polska sp zoo Ul Hunitcza 1 – 81-212 – Gdynia (Poland)		FC	65.00
CONNEX VERKEHR GmbH Rödelheimer Bahnweg 31, 60489 Frankfurt, Germany		FC	100.00
Connex Transport doo Croatia Nova cesta 60/1st floor – 10000 - Zagreb		FC	65.00
PROACTIVA 216 Paso de la Castellana – 28046 Madrid (Spain)		PC	50.00

Consolidation method :

FC: Full consolidation – PC: Proportionate consolidation – EA: Equity affiliate

Back to contents

Note 51

Supplemental disclosures

The following information has been prepared to present U.S. Generally Accepted Accounting Principles (U.S. GAAP) supplemental disclosures required under and US Securities and Exchange Commission (SEC) regulations applicable to the Group as a SEC foreign registrant.

In accordance with European Parliament and Council Regulation (EC) No.1606/2002 of July 19, 2002 and  Commission Regulation (EC) No.1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements are, since the year ended December 31, 2005, presented in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

However, concession contracts are accounted for in the 2006 consolidated financial statements in accordance with IFRIC Interpretation 12, Service Concession Arrangements, published in November 2006. This interpretation, which is pending  adoption by the European Union following a favorable vote of the EFRAG in March 2007, is applicable to accounting periods commencing on or after January 1, 2008. Veolia Environnement has elected for early adoption of this interpretation and the change in accounting method has been applied retrospectively in accordance with IAS 8 on Changes in accounting method.

As such, the Veolia Environnement comparative consolidated financial statements for the year ended December 31, 2005 and 2004 have been adjusted accordingly for the retrospective adoption of IFRIC 12 in the comparative consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 presented.

Further, following comments made by the SEC Staff, some disclosure regarding 2004 changes in goodwill and other long-lived intangible and tangible assets have been included and the presentation of discontinued operations on the face of the 2004 consolidated income statement has been adjusted to reflect the equity of minority interests in discontinued operations as an allocation of net income to minority interests (rather than presenting discontinuing operations net of related minority interests).

IFRS as published by the IASB and IFRS as adopted by the EU differ in certain respects from USGAAP.

51.1

Summary of significant differences between US GAAP and IFRS

The principal differences between IFRS and U.S. GAAP as they relate to the Group are discussed in further detail below.

Goodwill, net:

When adopting IFRS, in accordance with the provisions of IFRS 1, the Company elected not to reopen historical business combinations.  Because the accounting for business combinations under French GAAP prior to the date of transition was similar to what the accounting would have been had we restated these business combinations to apply IFRS 3, the Company therefore considers that restatement of historical business combinations would not have had a material impact on its consolidated financial statements.

Businesses sold by Vivendi Universal

Upon forming the Group in 1999, Vivendi Universal sold some subsidiaries and affiliates to the Group. According to previous GAAP, these transactions were at market value which, in some cases, resulted in the creation of additional goodwill. In accordance with provision of IFRS 1, the Group has elected not to restate business combinations prior to January 1, 2004.  There is no guidance under IFRS for accounting for common control transactions.  Had we applied IFRS 3 to Vivendi Universal, we would still have accounted for the transaction at fair value, as we had under French GAAP.  Had we not applied fair value, we would have accounted for the transaction at the historical cost basis, similar to the accounting under US GAAP.

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

Impairment of goodwill

As required under both IFRS and US GAAP, the Group reviews the carrying value of the long-lived assets, including goodwill and other intangibles assets with indefinite life  at least annually. Under IFRS, goodwill and other intangible assets with indefinite life are tested for impairment as part of a cash generating unit or a group of cash generating units, which, considering the Group’s organization, are our operating units.

Veolia Environnement is organized on the basis of operating units, mainly organized around a dual analysis through geographical zones and reporting segment. The group considers that these operating units also coincide with the reporting unit definition as set forth in FAS142:

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

Back to contents

As a result, there is no difference between our IFRS cash generating units to which goodwill have been allocated and US GAAP reporting units. However differences might result on goodwill impairment from the two step process under FAS 142 that differ from the IAS 36 approach.

Under IAS 36, goodwill is written off to the extent the carrying value of the cash generating unit exceeds its recoverable amount (the recoverable amount being defined as the higher of fair value less costs to sale and value in use, ie the present value of future cash flows expected to be derived from an asset or cash generating unit).

Under FAS 142, if the fair value of the reporting unit is lower than its carrying value, an impairment of good will is recognized and measured as the difference between the carrying value of goodwill allocated to the reporting unit and its implied fair value. Implied fair value of goodwill is measured as the amount of goodwill that would arise from the allocation of the fair value of the reporting unit to its identifiable assets and liabilities in a manner similar to a purchase accounting at the time of the impairment test.

Effect of disposal on goodwill, net

The differences presented above may lead to adjustments when some assets are disposed of.

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

Under US GAAP, such exemption does not apply and the reclassification made under IFRS 1 has been reversed to maintain historical amounts and would subsequently impact the gain or loss recognized when such investments in a foreign entity are disposed of.

Tangible assets, components

Under IFRS, each part of a tangible asset with a cost that is significant in relation to the total cost of the item shall be depreciated separately. Every component identified is depreciated according to its own useful life.

Under US GAAP, part or components of tangible assets are not depreciated separately but over the life of the assets. Subsequent costs identified as a component of a main asset are expensed.

Provisions

Provisions for Contractual Commitments

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recognized.

Under US GAAP, the commitments are analyzed according to FAS5. The Company has anticipated the conclusions of FSP No. AUG-AIR-1 and does not accrue in advance for maintenance, repair and renewal expenses.

Onerous Contracts

Under IFRS, provisions are recognized on onerous executory contracts for the best estimate of the unavoidable losses, in accordance with IAS 37.

Under US GAAP, provisions for loss making executory contracts are not recognized and losses are recorded as incurred.

Assets retirement obligations

Under IFRS, reserves for site restoration are remeasured at each closing date by discounting the expected retirement costs at the rate in effect at the balance sheet date.

Under US GAAP and according to SFAS 143, these obligations are discounted at the rate in effect when the liability was initially recognized.

IFRIC4 / EITF 01-08 analysis

Under IFRS, the Group elected to early apply IFRIC 4 “Determining whether an arrangement contains a lease” on January 1, 2004. Certain industrial contracts and co-generation contracts have been considered as containing a lease that is accounted for as a financial lease in accordance with IAS 17. Consistent with IFRIC 4 the determination and the accounting of the financial asset as of January 1, 2004 has been made retrospectively.

Under US GAAP, Emerging Issues Task Force (EITF) 01-08 “Determining Whether an Arrangement Contains a Lease”, is effective prospectively for contracts entered into or significantly modified after January 1, 2004.

Back to contents

IFRIC12 analysis

IFRIC 12 on the accounting treatment of service concession contracts has been early adopted by the Group in the 2006 consolidated financial statements.

A substantial portion of the Group’s assets are operated under concession or affermage contract granted by public sector authorities (“grantors”) and/or by concession companies purchased by the Group following full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

These contracts generally relate to a service that could be qualified as of ‘general interest’ (i.e., service to the public such as wastewater treatment, waste, heating networks, or passenger transport). The contracts are operated under a strict regulatory environment that regulates the type of services to be provided, performance standards, arrangements for capital investments, prices practiced or mechanisms for adjusting tariffs. The infrastructure necessary to operate the service remains under the control of the grantor who grants use to its operator during the contract period. Finally, whenever the contract includes the initial construction of infrastructure, the infrastructure must be returned or reverted to the grantor at the end of the contract.

Pursuant to IFRIC 12, such infrastructures (and more generally all infrastructures in the scope of IFRIC 12) are not recognized as assets of the operator as property, plant and equipment but either as financial assets (“financial asset model”) and/or as intangible assets (“intangible asset model”) depending on the consideration given by the grantor to the operator (ie as financial asset to the extent the operator has an unconditional right to receive cash from or at the direction of the grantor and otherwise as an intangible asset). In addition, over the construction phase, revenue is recognised, regardless of the nature of the consideration received or receivable from the grantor.

Under US GAAP, such infrastructures continue to be recognized as PPE similar to leasehold improvement. Revenue is recognized when service is delivered along with operating the infrastructure.

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

Under US GAAP, the Group has elected the modified-prospective-transition method when adopting  SFAS 123 (R) from January 1, 2006. Under this method, plans granted prior to, but not vested, on January 1, 2006 are recognized in the  2005 and 2004 comparative financial statements using the intrinsic value method in accordance with Accounting Principle Board opinion No. 25, Accounting for stock issued to employees and Financial Accounting Standards Board (FASB) Interpretation No 44 and the related compensation expense based on the fair value of the plans at their grant date in accordance with FAS 123 is disclosed in the notes together with the related pro forma net income. APB 25 defined plans relating to the grant or sale of common shares to employees as compensatory if such plans are not open to substantially all employees or do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, Accounting Principles Board (APB) Opinion No. 25 requires the compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans compensation is the difference between the exercise price of the stock option and the market value of the corresponding shares at the grant date. For compensatory stock option plans, compensation is recognized in the period for which the relative service is performed.

As mentioned, the modified-prospective-transition method has not been early applied: For plans that were granted or that vested from January 1, 2006, the Group has adopted SFAS123 (R) that requires all share-based payments to employees to be recognized as compensation expense and be measured at the fair value of the award on the date of grant.

Pension Plans

Under IFRS, the Group has decided to apply IAS19 (revised) as of January 1, 2005 and, thus, actuarial profits and losses are recorded immediately through equity and there is no minimum liability requirement.

The Group has adopted FAS158 that is applicable to all post-employement benefit plans, including pensions, retirement indemnities, retiree medical care and other post-employment benefit plans such as payments towards water or electricity bills for retirees. It modifies the accounting for post-employment benefits from FAS87 and 106 from December 31, 2006 (without retrospective application).

Under US GAAP, for periods prior to transition to FAS 158 on December 31, 2006:

- unrecognized actuarial gains and losses  were amortized as a component of net pension cost of the year if, as of the beginning of the year that unrecognized net gain or loss exceeded 10% of the greater of the projected benefit obligation on the fair value of the plan assets.

- if the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported, the employer shall recognize in the statement of financial position a liability that  is at least equal to the unfunded accumulated benefit obligation. If an additional minimum liability is recognized an equal amount shall be recognized as an intangible asset, provided

Back to contents

that the asset shall not exceed the amount of unrecognized prior service cost. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess shall be reported as a reduction of equity.

From December 31, 2006, FAS158 requires that an entity:

a)

recognizes the funded status of benefit plan, defined as the difference between the fair value of the plan assets and the projected benefit obligation, in its balance sheet;

b)

recognize actuarial gains and losses in the period in which they occur through shareholders' equity (other comprehensive income);

c)

recognize prior service costs in the period in which they occur through shareholders' equity (other comprehensive income);

d)

measure defined benefit obligations and assets at the balance sheet date (option already applied by the Group); and

e)

in addition, the notion of the minimum liability adjustment (MLA) no longer applies in US GAAP and consequently all existing MLA adjustments should be reversed.

Prospectively, under US GAAP those items recognized through shareholders' equity are subsequently recognized as a component of net periodic benefit costs by debiting other comprehensive income, while under IFRS the initial recognition through equity does not affect subsequent income. Therefore, for US GAAP purposes, the Group will continue to apply the 'corridor' to amortize actuarial gains and losses. Similarly any prior service costs should be recognized through shareholders' equity and then amortized.

Income tax

In 2004, the adjustments of net income to conform US GAAP were mainly linked to the tax effect of the foreign currency gain deemed to be realized in connection with the disposal of US Filter.  For 2004 and 2005 the tax effects also resulted from different US risk assessments. In 2006 as a result of restructuring of US tax Group tax risks reserved under US GAAP were reversed.

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

Under U.S. GAAP, when the Group does not exercise control over a subsidiary, but shares joint control over the entity, the Group uses the equity method to account for its investment. Summarized financial information for those investments accounted for under the proportionate consolidation method is included in note 39.

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

51.2

New accounting standards in the United States effective in 2007 or after

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments – an Amendment to FASB Statements No. 133 and 140”. SFAS 155 permits fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. Subsequent changes in the fair value of the instrument would be recognised in earnings. Among other things, the statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement is effective for all financial instruments acquired or issued after September 15, 2006. The Group has no such hybrid instruments, accordingly the adoption of SFAS 155 will not have an impact on its financial instruments.

Back to contents

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140”. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value if practicable and permits an entity to choose between the amortization method or the fair value measurement method for the subsequent measurement of each class of separately recognized servicing assets and liabilities. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 156 will have on the consolidated financial position or results of operations. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006.

In April 2006, the FASB issued FASB Staff Position FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)”. FSP FIN 46(R)-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46 (R). FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The Group is currently assessing the impact of adopting FSP FIN 46(R).

On July 2006, the FASB issued FIN No. 48 which is effective for fiscal years beginning after December 15, 2006, and should be applied to all tax positions upon initial adoption. FIN No. 48 clarifies the accounting for income taxes by prescribing a “more-likely-than-not” recognition threshold a tax position is required to meet before being recognized in the financial statements. Once the recognition threshold has been met, FIN No. 48 requires to recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. The Interpretation also requires making additional disclosures about uncertainties in Company's income tax positions. The Group is currently assessing the impact of adopting this standard.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements, except those related to share based payments or when the accounting pronouncement includes practicability exceptions to fair value measurement. SFAS 157 is effective  for all financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value in order to  mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without applying hedge accounting provisions. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Group is currently assessing the impact of adopting this standard.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1 “Accounting for Planned Major Maintenance Activities”. The FASB Staff Position eliminates the accrue-in-advance method of accounting for planned major maintenance activities. The Group is currently assessing the impact of adopting the FSP and does not expect it may have a significant impact.

In June 2006, the FASB ratified the consensus reached under EITF Issue No 06-03 “How Taxes Collected from Customers and Remitted to Governmental Authorities should be presented in the Income Statement (That is Gross versus Net Presentation)”. This consensus does not affect the presentation of the Group’s income statement, in which Revenue are shown net of collected taxes within the scope of the consensus.

51.3

Reconciliation of shareholders' equity and net income to U.S. GAAP

The following is a summary reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2006, 2005 and 2004, and net income as reported in the consolidated statement of income to net income as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 (in millions of euros).

Back to contents

	2006	2005 adjusted	2004 adjusted
Shareholders' equity attributable to equity holders of the parent	4,360.8	3,790.2	3,211.2
Adjustments to conform to U.S. GAAP:
Goodwill, net	(979.6)	(1,004.3)	(1,020.2)
Tangible assets components	(252.0)	(200.8)	(158.5)
Tangible assets amortization	(3.6)	4.4	(0.5)
Provision	193.2	182.2	199.2
Assets retirement obligations	11.8	16.1	15.2
IFRIC 4 / EITF 1.08 analysis	(109.7)	(75.9)	(45.8)
IFRIC 12 analysis	(81.9)	(44.0)	(43.1)
Shares classification (Trading/Available For Sale)
Other financial instruments	1.2	1.7	11.0
Pensions plans and stock options	(37.5)	295.8	149.7
Others	(37.2)	(43.3)	(50.9)
Tax effect of above adjustments and income tax reserve	112.1	(89.2)	(11.8)
U.S. GAAP Shareholders' Equity	3,177.8	2,832.9	2,255.5

	2006	2005 adjusted	2004 adjusted
Net income/(loss) attributable to equity holders of the parent as reported in the consolidated statements of income	758.7	622.2	389.8

Adjustments to conform to U.S. GAAP:
Effect of disposal of business on goodwill, net of amortization	19.9	30.6	30.1
Effect of disposal of business on intangible assets			94.6
Cumulative Translation Adjustment included in gain/loss on disposal of business			(47.4)
Tangible assets components	(45.1)	(38.2)	(18.9)
Tangible assets amortization	(1.7)	(4.9)	(16.8)
Provision	(6.0)	5.3	3.6
Assets retirement obligations	(3.6)		16.6
IFRIC 4 / EITF 1.08 analysis	(21.8)	(10.1)	6.8
IFRIC 12 analysis	(14.5)	(1.0)	0.3
Shares classification (Trading/Available For Sale)			(21.8)
Other financial instruments	(2.3)	(7.5)	(21.9)
Pensions plans and stock options	(34.1)	6.2	7.5
Others	(23.3)	3.4	(20.0)
Tax effect of above adjustments and income tax reserve	105.9	(50.2)	(257.3)
U.S. GAAP Net Income attributable to equity holders of the parent	732.1	555.7	145.2

In 2004 goodwill impairment and effect of disposal on intangible assets relate to the disposition of our interest in USFilter. It generated a positive impact between  US GAAP and IFRS.

Back to contents

Tax effects in reconciliation :

	2006	2005	2004

Theorical tax (34.43%)	45.6	5.6	(4.4)
US tax risk	43.0	(21.0)	(40.5)
Effects of USFilter and FCC disposals (*)	-	-	(154.8)
Review of tax position of specific assets		(29.0)	(30.8)
Depreciated deferred tax asset on US GAAP adjustment	20.7
Permanent differences	(1.1)
Others	(2.3)	(5.8)	(26.8)
Tax effect of above adjustments	105.9	(50.2)	(257.3)

 (*) Tax on translation gains in France and no taxation on FCC disposal.

Basic and Diluted Earnings Per Share

For U.S. GAAP purposes, basic earnings per share are computed in the same manner as basic earnings per share under IFRS, i.e., by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted. Net income attributable to equity holders of the parent represents the earnings of the Group after minority interests. Income from continuing operations represents Net Income before net income of discontinued operations attributable to equity holders of the parent. The computation of diluted earnings per share is as follows (except earnings per share, in millions of euros or millions of shares):

	At December 31,
	2006	2005	2004
		adjusted	adjusted
Net income U.S. GAAP attributable to equity holders of the parent	732.1	555.7	145.2
Net income of discontinued operations	2.7	-0.7	236.9
Income from continuing operations	734.8	555.0	382.1
Weighted average number of shares
Outstanding-basic	393.8	390.4	396.2
Dilutive effect of:
Shares issuable on exercise of dilutive options	3.8	2.0	0.1
Weighted average number of shares
Outstanding-diluted	397.6	392.4	396.3
Earnings per share from Net Income:
Basic	1.86	1.42	0.37
Diluted	1.84	1.42	0.37
Earnings per share from Income from Continuing Operations:
Basic	1.87	1.42	0.97
Diluted	1.85	1.41	0.97

51.4

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

Back to contents

	Compre-hensive Income	Accumulated foreign translation	Accumulated unrealized gains (losses) on equity securities and hedging instruments	Minimum liability adjustments	Other	Accumulated other comprehensive income
Adjusted net income 2004 (U.S. GAAP)	145.2
Other comprehensive income 2004, net of tax (U.S. GAAP):	81.6
Including :
foreign currency translation adjustments	112.5	112.5				112.5
gain arising during the period on equity securities	5.8		5.8			5.8
unrealized losses on hedging derivatives	(36.7)		(36.7)			(36.7)
deferred income taxes	(3.0)		(2.1)	(0.9)		(3.0)
MLA	3.0			3.0		3.0
Comprehensive income for the year ended December 31, 2004 (U.S. GAAP)	226.8	(617.1)	(93.2)	(1.5)		(711.8)
Adjusted net income 2005 (U.S. GAAP)	555.7
Other comprehensive income 2005, net of tax (U.S. GAAP):	245.3
Including :
foreign currency translation adjustments	263.8	263.8				263.8
loss arising during the period on equity securities	(2.0)		(2.0)			(2.0)
unrealized gain on hedging derivatives	29.6		29.6			29.6
deferred income taxes	11.3		4.6	6.7		11.3
MLA	(57.4)			(57.4)		(57.4)
Comprehensive income for the year ended December 31, 2005 (U.S. GAAP)	801.0	(353.3)	(61.0)	(52.2)		(466.5)
Net income 2006 (U.S. GAAP)	732.1
Other comprehensive income 2006, net of tax (U.S. GAAP):	(249.8)
Including :
foreign currency translation adjustments	(96.8)	(96.8)				(96.8)
loss arising during the period on equity securities	(4.5)		(4.5)			(4.5)
unrealized gain on hedging derivatives	58.8		58.8			58.8
deferred income taxes	(12.4)		(18.5)	6.1		(12.4)
MLA	(17.9)			(17.9)		(17.9)
Adjustment to initially apply SFAS 158, net of tax				64.0	(241.0)	(177.0)
Comprehensive income for the year ended December 31, 2006 (U.S. GAAP)	659.3	(450.1)	(25.2)	0.0	(241.0)	(716.3)

Back to contents

51.5

Change in shareholder's equity

January 1, 2004	2,378
Net U.S. GAAP income 2004	145
CTA	113
Dividend and net income appropriation	(218)
Capital increase	25
Stock based compensation	-
Change in treasury shares	(160)
Change in fair value of derivative	(37)
MLA	(3)
Other	13
December 31, 2004 (adjusted)	2,256
Net U.S. GAAP income 2005	556
CTA	264
Dividend and net income appropriation	(265)
Capital increase	47
Stock based compensation	-
Change in treasury shares	9
Change in fair value of derivative	30
MLA	(57)
Other	(7)
December 31, 2005 (adjusted)	2,832.9
Net U.S. GAAP income 2006	732.1
CTA	(96.8)
Dividend and net income appropriation	(336.3)
Capital increase	181.6
Stock based compensation	38.1
Change in treasury shares	(1.1)
Change in fair value reserve	35.8
MLA	(11.8)
Effect of adopting SFAS 158	(177.0)
Other	(19.7)
December 31, 2006	3,177.8

Back to contents

51.6

Restructuring costs (according to IFRS consolidation scope)

Provisions for restructuring by segment details as follows (in millions of euros):

	Change in scope of consolidation and other	Additions charged to operating income	Utilization	Reversal	Dec.31, 2004	Change in scope of consolidation and other	Additions charged to operating Income	Utilization	Reversal	Dec.31, 2005	Change in scope of consolidation and other	Additions charged to operating Income	Utilization	Reversal	Dec.31, 2006
Water	(5.4)	23.2	(19.3)	(3.9)	27.3	2.3	7.2	(19.5)	(0.4)	16.9	—	10.4	(7.5)	(0.7)	19.1
Other activities	13.3	22.9	(17.9)	(3.5)	27.3	2.3	7.2	(19.5)	(0.4)	16.9	—	10.4	(7.5)	(0.7)	19.1
Employee termination costs	13.3	22.9	(17.9)	(3.5)	27.3	2.3	7.2	(19.5)	(0.4)	16.9	—	10.4	(7.5)	(0.7)	19.1
Other restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
United States Filter Corporation	(8.4)	0.3	(1.4)	(0.4)	—	—	—	—	—	—	—	—	—	—	—
Employee termination costs	(1.1)	0.3	(1.4)	—	—	—	—	—	—	—	—	—	—	—	—
Lease termination costs	(4.3)	—	—	(0.4)	—	—	—	—	—	—	—	—	—	—	—
Other restructuring costs	(3.0)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
USFI—Benelux	(5.0)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee termination costs	(5.0)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
USFI--Other locations	(5.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee termination costs	(5.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Energy	4.7	6.2	(6.7)	(1.4)	11.1	3.9	1.6	(7.3)	(0.2)	9.1	1.1	4.0	(8.5)	(0.5)	5.2
Employee termination costs	4.7	3.6	(4.7)	(0.2)	9.2	2.1	1.2	(5.9)	(0.1)	6.5	(0.4)	4.0	(8.0)	(0.4)	1.7
Other restructuring costs	—	2.6	(2.0)	(1.2)	1.9	1.8	0.4	(1.4)	(0.1)	2.6	1.5	—	(0.5)	(0.1)	3.5
Waste Management	(1.3)	6.4	(14.9)	(0.2)	4.6	1.1	1.0	(2.3)	(0.8)	3.6	1.4	4.8	(1.7)	—	8.1
Employee termination costs	(1.3)	6.4	(5.4)	(0.2)	4.6	(3.3)	—	(0.8)	(0.5)	—	—	1.4	—	—	1.4
Other restructuring costs	—	—	(9.5)	—	—	4.4	1.0	(1.5)	(0.3)	3.6	1.4	3.4	(1.7)	—	6.7
Transportation	—	2.0	(1.7)	(0.2)	3.2	—	1.2	(1.7)	(0.4)	2.3	53.4	3.9	(4.2)	(0.7)	54.7
Employee termination cost	—	2.0	—	(0.2)	2.4	—	1.2	(1.2)	(0.1)	2.3	53.3	3.8	(4.2)	(0.7)	54.5
Other restructuring costs	—	—	(1.7)	—	0.8	—	—	(0.5)	(0.3)	—	0.1	0.1	—	—	0.2

Total	(2.0)	37.8	(42.6)	(5.7)	46.2	7.3	11.0	(30.8)	(1.8)	31.9	55.9	23.1	(21.9)	(1.9)	87.1

Back to contents

Water

In 2002 and 2003, VWS has launched restructuring plans in the UK, in France (VWSTI) and in the Netherlands (Rossmark). A reserve of €7.5 million was recognized to cover the costs relating to the termination of 118 employees and the closure of 3 sites in France. As of December 31, 2005, these plans were partially completed with the termination of 74 employees and the closure of one site in France. In 2006, 25 additional employees were terminated for a total cost of €2.0 million and an additional provision was recognized for €0.2 million. As of 31 December 2006, the remaining reserve amounted to € 0.4 million compared to €2.2 in December 31, 2005.

In the year 2004 VWS has launched two other restructuring plans connected with German acquisitions and with the transfer to VWS of North American operational entities from US Filter. As of December 2004, a reserve of €4.1 million was recognized to cover the restructuring costs. As of 31 December 2005, the plan was totally completed in Germany and all the employees were terminated in North America. As of December 31, 2006, the remaining provision of 0.8 million only concerned charges of  lease contracts in North America.

In the year 2006, VWS has launched a restructuring plan in the German company Kruger Wabag concerning 20 employees. As of December 31, 2006 VWS recognized a reserve of € 1.9 million.

For Apa Nova Bucuresti, a plan has been presented to and accepted by personnel representatives at the end of 2004 to face a trend of declining volume in water consumption. This plan aims at a reduction of 250 white and blue collars between 2005 and 2006. Accordingly, an additional reserve of €3.1 million has been booked in 2004. In 2005, 148 employees were terminated for a total cost of €1 million. In 2006, 183 additional employees were terminated for a total cost of €2 million. The remaining provision amounted to €0.8 million as of December 31, 2006 compared to €2.6 million in December 31, 2005.

In 2003, Berliner Wasserbetriebe (BWB), a joint venture held at 50% and accounted for under the proportional method, implemented a restructuring plan for adaptation to future market demands, by optimizing processes and realigning the organization. Restructuring reserves are booked on an annual basis, according to number of people accepting to enter the plan that is spread over several years. The potential number of employees concerned is 970. As of 31 December 2005, the plan concerned 400 employees and a reserve of € 17.2 million (at 100%) was recognized to cover the termination costs. During the year 2006, 176 new employees decided to join the plan representing an additional reserve of € 14.7 million (at 100%) and employee termination costs of € 5.9 million (at 100%) were used. As of 31 December 2006, the plan concerned 576 employees and the related reserve amounted to € 26.1 million.

Energy

In 2003, Dalkia International implemented restructuring plans to integrate recent acquisitions including DBU in the Netherlands, Pec Poznan in Poland and Giglio in Italy. These restructuring plans amount to a total of €5.8 million in termination costs for 215 employees of whom 26 are professional, other restructuring costs amount to €2.5 million, mainly utilized in 2004.

In 2004, further to the acquisition of a power plant in Poznan in Poland, Dalkia International implemented a restructuring plan for €4.7 million recognized in column "change in scope", of which €3.0 million have been utilized in 2005. This plan consists in termination costs for 210 employees.  This plan was achieved in 2006 and provisions fully used.  Additional restructuring plans were launched in DBU (Netherlands) for €3.1 million covering miscellaneous costs, the reserve utilized in 2005 amounted to 1.4 million.  The plan was mainly utilized in 2006.

In 2005, during the acquisition of a plant in Lodz in Poland, Dalkia International implemented a restructuring plan for €2.5 million recognized in column "change in scope". This plan consists in termination costs for 150 employees. Dalkia BV and Dalkia PLC recognize additional provision for, respectively,  €0.8 million and €0.3 million.

In 2006, the remaining minor plans relate to Czech activities for €2.0 million and Swiss activities managed with Waste activities for €1.2 million.

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

In 2006, three minor plans were implemented.  The first relate to the exit costs of facilities in Germany for €1.5 million, the second to Cleanaway for €2.1 million in the context of exit costs of the headquarters for 90 employees and the third in the Swiss activities managemed with Energy division for €1.6 million.

Back to contents

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

In 2006, further to the acquisition of SNCM, Veolia Transportation implemented à restructuring plan for €52.1 million recognized in column "Change in Scope" covering the termination costs for 400 employees.

51.7

Stock based compensation

Veolia Environnement stock option plans

Under US GAAP, the Group accounts for stock-based compensation based upon the provisions of APB Opinion  25 to prior periods and from January 1, 2006 SFAS123 (R) for new plans since the Group elected the modified-prospective-transition method under SFAS 123 (R). SFAS123 (R) eliminates the alternative to use opinion 25’s intrinsic value method of accounting for share-based payments.  The statement applies to new awards and to those awards modified, repurchased, or cancelled after January 1, 2006, and the remaining portion of the requisite service under previously-granted unvested awards outstanding as of that date.  Pro forma information, as if Veolia Environnement applied SFAS 123, is presented in note 51J.  Under IFRS, compensation expense has been recorded based upon the fair value measured at the grant date. In accordance with the transitional provisions of IFRS 2 an expense has only been recorded for those plans granted after November 7, 2002 and for which the rights had not vested as of January 1, 2005.

The compensation expense recorded by the Group under IFRS was €16.7 million, €16.2 million and €6.8 million for the years ended December 31, 2006, 2005 and 2004 respectively.  Under US GAAP, the expense recorded by the Group was €38.1 million, €3.2 million and €0.7 million for the years ended December 31, 2006, 2005 and 2004 respectively.

Employee Stock Purchase Plans

Under IFRS, in accordance with the transitional provisions of IFRS2, no compensation expense has been recorded for Employee Stock Purchase Plans granted in 2004 because the awards were fully vested as of January 1, 2005. The compensation cost recorded by the Group for the year ended December 31, 2006 and 2005 was €24.3 million and €14.1 million.

Under US GAAP, the compensation costs recorded by the Group for the years ended December 31, 2006, 2005 and 2004 were € 31,1 million, €14.1 million and €10.3 million respectively, applying the intrinsic value method method (in 2005 and 2004).

51.8

Pension plan and other post retirement benefits other than pension plans

Under IFRS the Group uses the proportionate consolidation method for subsidiaries over which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies.  Under US GAAP those subsidiaries which have been consolidated using the proportionate consolidation method under IFRS are accounted for using the equity method.  Prior to the transition to SFAS 158 on December 31, 2006 the principal difference between IFRS and US GAAP was that the Group had decided to recognize directly in equity actuarial gains and losses in the period in which they occur under IFRS while under US GAAP such gains and losses continued to be amortized through income statement using the corridor method.

The disclosures below show the benefit obligations, assets, funded status and balance sheet impact, as well as net periodic expense and assumptions associated with the defined benefit pension plans and other post-employment benefit plans as computed in accordance with FAS 87 and FAS 106.

Disclosures presented in accordance with SFAS 132, are as follows (in millions of euros):

Back to contents

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	1 099.3	852.3	715.0	22.3	24.0	0.0
Service cost	42.9	37.9	47.6	1.4	0.4	0.4
Interest cost	52.9	43.6	38.6	1.9	1.2	1.5
Plan participants contributions	4.5	5.2	3.4	-	-	-
Acquisitions	321.2	14.3	0.6	25.1	-	-
Disposals	(0.9)	(0.8)	(35.1)	-	-	-
Curtailments & settlements	(9.2)	(9.5)	(4.7)	-	(3.1)	-
Actuarial loss (gain)	(16.4)	181.2	31.0	1.2	-	-
Benefits paid	(53.5)	(54.2)	(38.0)	(2.0)	(1.5)	(1.9)
Plan amendments	16.8	4.7	12.8	-	-	8.0
Others (including business combinations and foreign currency translation)	1.1	24.6	81.1	0.3	3.1	16.0
Benefit obligation at end of year	1 458.7	1 099.3	852.3	50.2	22.3	24.0

Change in plan assets
Fair value of plan assets at beginning of year	662.6	539.3	483.3	0.0	0.0	0.0
Actual return on plan assets	62.4	80.1	49.8	-	-	-
Group contributions	44.4	54.5	22.3	-	-	-
Plan participant contributions	4.9	5.2	3.4	-	-	-
Acquisitions	243.1	0.1	-	-	-	-
Disposals	(0.1)	-	(27.5)	-	-	-
Curtailments & settlements	-	(3.6)	(0.3)	-	-	-
Benefits paid	(38.2)	(34.1)	(23.8)	-	-	-
Others (including business combinations and foreign currency translation)	9.4	21.1	32.1	-	-	-
Fair value of plan assets at end of year	988.5	662.6	539.3	0.0	0.0	0.0

The Group’s postretirement benefit plan weighted-average asset allocation at December 31, 2006, 2005 and 2004 by asset category are as follows:

	2006	2005	2004
Equity securities	51%	48%	42%
Debt securities	39%	36%	37%
Insurance contracts	10%	11%	14%
Cash	0%	5%	6%

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Funded status of plan	(470.2)	(436.7)	(313.0)	(50.2)	(22.3)	(24.0)
Unrecognized actuarial loss	-	296.0	172.2	-	1.9	5.8
Unrecognized actuarial prior service costs	-	35.4	36.3	-	7.7	7.6
Others	-	(74.0)	(37.4)	-	-	(13.4)
Accrued benefit cost	(470.2)	(179.3)	(141.8)	(50.2)	(12.8)	(24.0)

Back to contents

Items not yet recognized as a component of net periodic pension costs:

	Pension Benefits	Other Benefits
	2006	2006
Actuarial loss	246.2	3.2
Prior service costs	46.3	7.0

The Group expects to recognize as a component of its net periodic pension costs in 2007, €3.8 million from the amortization of prior service costs and €11.3 million from the amortization of its actuarial losses.

Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since there are serious doubts that they could be recoverable through future contribution holidays.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those pension plans with accumulated benefit obligation in excess of plan assets were €734.7 million, €609.9 million and €331.1 million as of December 31, 2006, €664.0 million, €531.5 million and €251.2 million as of December 31, 2005, €458.9 million, €377.5 million and €157.0 million as of December 31, 2004.

The allocation of the projected benefit obligation €1 458.7 million and the accumulated benefit obligation €1 193.4 million by area are as follows at the end of 2006 : €990.4 million and €829.9 million in the United Kingdom, €346.3 million and €271.2 million in France and €122.0 and €92.3 million in other countries.

The fair value of plan assets in France amounted to €86.9 million at the end of 2006.  Veolia Environnement domestic plans assets are invested principally in insurance companies funds. The expected long-term rates of return on these assets are directly based on historical returns. Contributions paid to these plan assets are essentially discretionary contributions without contractual or legal requirements. The accumulated benefit obligation for domestic plans was €271.2 million as of December 31, 2006.

The fair value of plan assets in the United Kingdom amounted to €874.4 million at the end of 2006.  These assets are invested essentially in equities and bonds through a trustee structure.  The expected long-term rates of return on these assets are based on statistical returns of the observed market performance over a long-term basis.  The accumulated benefit obligation for these plans was €829.9 million at the end of 2006.

Amounts recognized in the balance sheets consist of (in millions of euros):

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Accrued benefit liability (including MLA)	(478.9)	(319.0)	(267.9)	(50.2)	(12.8)	(24.0)
Prepaid benefit cost	8.7	139.7	126.1	-	-	-
Net amount accrued for under U.S. GAAP	(470.2)	(179.3)	(141.8)	(50.2)	(12.8)	(24.0)
Intangible assets (MLA)(a)	-	21.4	16.3	-	-	7.6
Net amount recognized under U.S. GAAP	(470.2)	(157.9)	(125.5)	(50.2)	(12.8)	(16.4)

(a)

Prior to the introduction of SFAS 158 the benefit liability accrued under U.S. GAAP was the greater of either the excess of the accumulated benefit obligation over the fair value of plan assets or the net amount recognized under U.S. GAAP.

Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows

(in millions of euros)	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Net amount accrued for under U.S. GAAP	(470.2)	(179.3)	(141.8)	(50.2)	(12.8)	(24.0)
Changes in scope	(145.0)	(104.9)	(73.0)	(3.6)	(3.6)	(2.6)
Minimum liability adjustments (MLA)	-	74.0	37.4	-	-	-
Recognition of actuarial gains and losses through shareholders’ equity	-	(346.8)	(175.3)	-	(1.0)	9.7
Unrecognized prior service costs	50.3	-	-	7.0	-	-
Asset ceiling (IAS 19)	(5.3)	(2.8)	(2.0)	-	-	-
Net amount accrued for under IFRS	(570.2)	(559.8)	(354.7)	(46.8)	(17.4)	(16.9)

Back to contents

Net periodic cost under U.S. GAAP was as follows (in millions of euros):

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Service cost	42.9	37.9	47.6	1.4	0.4	0.4
Expected interest cost	52.9	43.6	38.6	1.9	1.2	1.5
Expected return on plan assets	(43.8)	(35.5)	(33.9)	-	-	-
Amortization of unrecognized prior service cost	3.8	2.5	0.9	0.5	0.5	0.2
Amortization of actuarial net loss (gain)	17.8	11.1	7.9	0.0	0.2	0.6
Amortization of net transition obligation	-	-	(6.4)	-	-	-
Curtailments/Settlements	(9.7)	(4.4)	(0.9)	0.0	-	(6.8)
Others	(1.2)	2.6	(3.5)	0.0	-	-
Net periodic benefit cost under U.S. GAAP	62.7	57.8	50.3	3.8	2.2	(4.1)

The Group expects to contribute €38.3 million to its pension and postretirement benefit plans in 2007.

	2007	2008	2009	2010	2011	2012-6
Expected future benefit payments	55.6	47.2	54.6	58.5	61.9	370.0

Actuarial assumptions – US GAAP

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2006,

December 31, 2005 and December 31, 2004:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Discount rate	4.8%	4.5%	5.0%	5.0%	5.8%	5.6%
Rate of compensation increase	3.7%	3.3%	3.8%	-	-	-

The following are weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 :

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Discount rate	4.5%	5.0%	5.4%	5.8%	5.8%	5.6%
Expected return on plan assets	6.3%	6.4%	6.6%	-	-	-
Rate of compensation increase	3.3%	3.8%	3.8%	-	-	-
Expected residual active life (in years)	13.4	14.8	15.0	13.6	9.0	12.4

As regards health insurance plans, an increase of one percent in health expenses would not have any significant impact.

51.9

Goodwill and other intangible assets

The goodwill under US GAAP amounts to € 3,419 million in 2004, € 3,817 million in 2005 and € 4,757 million in 2006.

The indefinite-lived assets under US GAAP amount to € 90 million in 2004, € 89 million in 2005 and € 79 million in 2006.

The definite-lived assets under US GAAP amount to € 927 million in 2004, € 1,252 million in 2005, € 1,400 million in 2006.

The impairments under US GAAP amount to € 74 million in 2004, € 23 million in 2005, € 8 million in 2006.

Back to contents

51.10

Pro-forma information

a)

Veolia Environnement stock option plans

Veolia Environnement applies the intrinsic value method to account for compensation cost associated with options granted to employees before January 1, 2006 (see Note 51.G).

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

b)

Pro forma net income and basic earnings per share

Veolia Environnement’s pro forma net income and basic earnings per share are calculated as follows (in millions of euros, except per share data):

(€ million)	At December 31,
	2005 adjusted	2004 adjusted
Net income (loss) under US GAAP as reported	555.7	145.2
Add back: total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	1.9	0.3
Deduct: total stock based-employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14.8)	(17.0)
Deduct: net income of discontinued operations	-0.7	236.9
Pro forma net income (loss)	542.1	365.4
Net income (loss) basic earning per share	1.42	0.37
Net income (loss) diluted earning per share	1.42	0.37
Net income (loss) pro forma per share	1.39	0.92
Net income (loss) pro forma diluted per share	1.38	0.92

51.11

Subsequent events

On April 27, 2007, Veolia Environnement announced the signature of an agreement with The Blackstone Group and Apax Partners with a view to acquiring 100% of Sulo, the German number 2 in waste management, for an enterprise value of €1,450 million (including financial debt).  The closing of the transaction is expected to occur on July 2, 2007.

On May 31, 2007, Veolia Propreté announced the signature of an agreement for a controlling interest in TMT, the waste management and treatment subsidiary of Termomeccanica Ecologia in Italy. The transaction concerns 75% of the shares based on an enterprise value (100%) of €338 million, including €250 million of operating financial assets at the acquisition date. The stake may be raised to 100% by 2012. Finalization of the transaction, which is currently expected by September 2007, is subject to the completion of the last acquisition audits and the approval of the relevant antitrust authorities.

On June 12, 2007, we announced the launch of a €2.6 billion rights offering. The offering was made through the distribution of preferential subscription rights to all shareholders, giving shareholders the right to subscribe to a total of 51,918,579 new shares (assuming certain outstanding share subscription options granted by us to our employees are not exercised, or up to 52,741,899 new shares if all such options are exercised).  See “Item 8. Financial Information—Significant Changes.”

In June 2007, Veolia Environnement announced the acquisition of Thermal North America, a major operator on the market of heating and cooling networks in the United States, for an enterprise value of US$788 million.  This transaction remains subject to regulatory approvals, which we hope to obtain at the end of 2007 or beginning of 2008.

Back to contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT S.A.

By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief Financial Officer

Date: June 29, 2007

Back to contents