Form 20-F
period 2007-12-31
VEOLIA ENVIRONNEMENT
filed 2008-05-07
CIK 1160110

As filed with the Securities and Exchange Commission on May 7, 2008

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	36/38, avenue Kléber, 75116 Paris, France	Republic of France (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Alain Tchernonog, General Secretary, 36/38 avenue Kléber, 75116 Paris France  011 33 1 71 75 00 54

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, nominal value €5 per share represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share*	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

470,719,806 ordinary shares, nominal value €5 per share

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP International Financial Reporting Standards as issued by the International Accounting Standards Board Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.  We did not publish financial data in accordance with IFRS in 2003, because at the time our financial statements were required to be presented in conformity with French Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2003.  See “Item 5. Operating and Financial Review and Prospects” for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

Back to Contents

	At and for the year ended December 31,

	(in US$)(1)		(in €)
	————	————	————	————	————
(millions, except per share amounts)	2007	2007	2006	2005	2004
	————	————	————	————	————
INCOME STATEMENT DATA:
Revenue	48,032.1	32,628.2	28,620.4	25,570.4	22,792.4
Operating income	3,675.7	2,496.9	2,132.9	1,892.9	1,489.6
Net income from continuing operations	1,881.3	1,278.0	994.3	794.4	640.0
Net income (expense) from discontinued operations	(34.2)	(23.2)	0.6	0.7	(38.1)
Minority interest	481.2	326.9	236.2	172.9	212.1
Net income attributable to equity holders of the parent	1,366.0	927.9	758.7	622.2	389.8
Net income attributable to equity holders of the parent per share — Basic(2)	3.18	2.16	1.90	1.57	0.97
Net income attributable to equity holders of the parent per share — Diluted(3)	3.14	2.13	1.89	1.56	0.97
Group net income from continuing operations per share — Basic(2)	3.25	2.21	1.90	1.57	1.26
Group net income from continuing operations per share — Diluted(3)	3.22	2.19	1.88	1.56	1.26
Dividends per share	1.78	1.21(4)	1.05	0,85	0,68
Number of shares (adjusted to reflect changes in capital)	471,762,756	471,762,756	412,626,550(5)	407,872,606	406,421,983

BALANCE SHEET DATA (AT PERIOD END):
Equity attributable to equity holders of the parent	11,207.0	7,612.9	4,360.8	3,790.2	3,211.2
Minority interest	3,794.8	2,577.8	2,192.6	1,888.0	1,728.7
Total assets	68,168.6	46,306.9	40,123.7	36,381.0	35,899.3
Total non-current assets	42,647.4	28,970.4	25,100.0	22,834.9	20,733.3
Total non-current liabilities	26,564.7	18,045.4	18,056.3	16,934.0	14,836.4

CASH FLOW DATA:
Net cash flow from operating activities	5,350.5	3,634.6	3,389.6	3,163.7	3,384.3
Net cash from (used in) investing activities	(5,915.5)	(4,018.4)	(2,904.0)	(2,407.6)	318.9
Net cash from (used in) financing activities	1,385.0	940.8	(71.5)	(3,152.8)	(1,795.5)
Purchases of property, plant and equipment	(3,707.8)	(2,518.7)	(2,017.6)	(1,837.1)	(1,723.0)

(1)

For your convenience, we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2007 rate of $1.00 = €0.6793. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.

(2)

Based on the weighted average number of shares outstanding in each period for the calculation of basic earnings per share, equal to 430.0 million shares in 2007, 398.8 million shares in 2006, 395.6 million shares in 2005 and 401.5 million shares in 2004. Following the share capital increase in July 2007, the calculation of basic diluted earnings per share was adjusted retrospectively for all periods presented.

(3)

Based on the weighted average number of shares outstanding in each period for the calculation of diluted earnings per share, equal to 435.0 million shares in 2007, 402.4 million shares in 2006, 397,6 million shares in 2005 and 401.6 million shares in 2004. Following the share capital increase in July 2007, the calculation of diluted earnings per share was adjusted retrospectively for all periods presented.

(4)

Amount of dividend distribution per share to be proposed to the Annual Shareholders’ Meeting of May 7, 2008.

(5)

The number of shares as of December 31, 2006 mentioned above includes the exercise of options to subscribe for shares of our company which occurred from July 1 to December 31, 2006.  The share capital increase and the creation of shares resulting from such exercise of stock options were formally recorded by our board of directors on March 7, 2007.

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

At our general shareholders’ meeting on May 7, 2008, our shareholders will decide on a dividend payment proposed to be €1.21 per share in respect of our 2007 fiscal year, which shall be paid on May 27, 2008. On May 15, 2007, we paid a dividend of €1.05 per share in respect of the 2006 fiscal year.  On May 29, 2006, we paid a dividend of €0.85 per share in respect of the 2005 fiscal year.  On May 27, 2005, we paid a dividend of €0.68 per share in respect of the 2004 fiscal year. On May 28, 2004, we paid a dividend of €0.55 per share in respect of the 2003 fiscal year. On May 7, 2003, we paid a dividend of €0.55 per share in respect of the 2002 fiscal year.

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

The following table shows the euro/U.S. dollar exchange rate from 2003 through April 2008 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Month	Period	Average
U.S. dollar/Euro	End	rate*	High	Low
	————	————	————	————
April 2008	1.56	1.57	1.60	1.56
March 2008	1.58	1.55	1.58	1.52
February 2008	1.52	1.48	1.52	1.45
January 2008	1.49	1.47	1.49	1.46
December 2007	1.47	1.46	1.48	1.43
November 2007	1.48	1.47	1.49	1.44

Year
U.S. dollar/Euro

2007	1.47	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
2004	1.36	1.25	1.36	1.18
2003	1.26	1.13	1.26	1.04

*

The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Back to Contents

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euro to U.S. dollars in this annual report are based on $1.00 = €0.6793, the Noon Buying Rate on December 31, 2007. On May 6, 2008, the Noon Buying Rate was U.S.$ 1.55 per euro.

Back to Contents

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to Our Operations

We may suffer reduced profits or losses as a result of intense competition.

Our business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which we compete.  Accordingly, we must make constant efforts to remain competitive and convince potential clients of the quality and cost value of our service offerings. Competitors may also introduce new technology or services that we would have to match in order to remain competitive, which could result in significant development costs.

In addition, we perform a substantial portion of our business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial service sectors. These contracts are often awarded through competitive bidding, at the end of which we may not be retained even though we may have incurred significant expenses in order to prepare the bid.

Over the course of performing certain contracts, we may also be requested by our public or private clients to modify the terms of these contracts, whether called for under the contract or not. These modifications may alter the services provided under the contract, related investments required or billing terms.

Finally, our contracts may not be renewed at the end of their term, which in the case of important contracts may oblige us to undertake a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover our costs of termination.

Our business operations in some countries may be subject to additional risks.

While our operations are concentrated mainly in Europe and North America (sales generated outside of these regions represented approximately 12% of our total revenue in 2007), we conduct business in markets around the world. The risks associated with conducting business in some countries outside of Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The establishment of public utility fees and their structure can be highly political, slowing and impeding for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead us to record exceptional provisions or depreciation charges in connection with our operations in these countries, which could have a material adverse effect on our results.

Changes in the prices of fuel and other commodities may reduce our profits.

The prices of our supplies of fuel and other commodities, which represent significant operating expenses for our businesses, are subject to sudden increases. Although most of our contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of our supplies using certain pricing formulas, such as our price index formulas, there may be developments that could prevent us from being fully protected against such increases, such as delays between fuel price increases and the time we are allowed to raise our prices to cover the additional costs (including taxes), or our failure to update an outdated cost structure formula.  In addition, a sustained increase in supply costs and/or related taxes beyond the price levels provided for under our adjustment clauses could reduce our profitability to the extent that we are not able to increase our prices sufficiently to cover such additional costs.

Back to Contents

We have conducted and may continue to conduct acquisitions, which could have a less favorable impact on our activities and results than anticipated, or which could affect our financial situation.

As part of our business strategy, we have conducted and continue to carry out acquisitions of varying sizes, some of which are significant at the Group level.  These acquisitions involve numerous risks, including the following: (i) the assumptions used in the underlying business plans may not prove to be accurate, in particular with respect to synergies and expected commercial demand; (ii) we may not integrate acquired businesses, technologies, products, personnel and operations effectively; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could be costly and/or on unfavorable terms; and (v) we may increase our indebtedness to finance these acquisitions. As a result, it is possible that the expected benefits of completed or future acquisitions may not materialize within the time periods or to the extent anticipated, or that such acquisitions may affect our financial condition.

Our business is affected by variations in weather conditions.

Certain of our businesses are subject to seasonal variations. Dalkia realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe.  In the water sector, household water consumption tends to be higher between May and September in the northern hemisphere.  Accordingly, these two businesses may be affected by significant deviations from seasonal weather norms. This risk is offset in certain cases, both by variable compensation terms in contracts, and by the geographical distribution of our businesses. The impact of weather conditions, together with the seasonal nature of our businesses, may affect our results.

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

The rights of governmental authorities to terminate or modify our contracts unilaterally could have a negative impact on our revenue and profits.

Contracts with governmental authorities make up a significant percentage of our revenue. In numerous countries, including France, governmental authorities may modify or terminate contracts under certain circumstances, unilaterally but generally with indemnification.  In other countries, however, we may not be entitled to or be able to obtain full indemnification in the event our contracts are terminated by governmental counterparties.

Back to Contents

We may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, we must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, costly, complex and hard to predict.  The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations.  We may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of our investments.  These situations increase the overall cost of our activities and, if we do not obtain the desired business or are forced to withdraw from a public tender, our business may not grow as much or as profitably as we hope.

We must comply with various environmental, health and safety laws and regulations, which is costly and may, in the event of any failure to comply on our part, cause us to incur liability under these laws and regulations.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have made and will continue to make significant capital and other expenditures to comply with our environmental, health and safety obligations. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including general precautionary or preventative measures, or to advise our clients so that they undertake the necessary actions for the compliance of their installations. The costs related to these preventative measures are recorded as either operating expenses or as industrial investments. Our industrial investments in all areas totaled €2.642 billion in 2007.

Each of our operations, moreover, may become subject to stricter general or specific laws and regulations, and correspondingly greater compliance expenditures, in the future. If we are unable to recover these expenditures through higher tariffs, this could adversely affect our operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad.  These laws and regulations govern, among other things, any discharge in a natural environment, the collection, transport, treatment and disposal of all types of waste, and the rehabilitation of old sites at the end of operations, as well as ongoing operations at new or old facilities.

Our operations and activities may cause us to incur liability or other damages that we might be required to compensate.

The increasingly broad laws and regulations under which we operate expose us to greater risk of liability, in particular environmental liability, including in connection with assets that we no longer own and activities that have been discontinued. For example, a French law dated July 30, 2003, relating to the prevention of technological and environmental risks and the conduct of remediation activities, has strengthened the regulatory framework that applies to discontinued operations and closed sites and installations. In certain instances, it requires reserves to be established in respect of such discontinued operations. In addition, we may be required to pay fines, repair damage or undertake improvement works, even when we have conducted our activities with care and in total conformity with operating permits. Regulatory authorities may also require us to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily in connection with applicable laws and regulations, including to prevent imminent damage or in light of expected changes in those laws and regulations.

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

Back to Contents

Specific measures are required in connection with certain technological risks.

As part of our outsourcing contracts, our subsidiaries may be involved in the operation of top-tier “Seveso” sites (AS classification under ICPE (Installations Classified for the Protection of the Environment) nomenclature) or lower-tier “Seveso” sites (or their foreign equivalent) for industrial clients (particularly petroleum or chemical industry sites).  “Seveso” facilities are places where dangerous substances are present in quantities equal to or above thresholds specified in European Union Directive 96/82/EC (also known as the Seveso II Directive), relating to the control of major accident hazards involving dangerous substances.  In these instances, we must handle the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of the installations we manage to client sites.

While the regulatory regime governing Seveso facilities applies only within the European Union, we operate several similar sites outside of this region. These sites are often subject to the same level of heightened regulation by foreign governments, exposing us to potentially substantial liabilities in the event of accident.

Among the facilities that we own and operate in France, one has been categorized a lower-tier “Seveso” facility (not classified as AS under ICPE nomenclature).  It is a hazardous waste incineration facility operated by SARP Industries (Veolia Propreté) at Limay (Yvelines). The manipulation of waste and hazardous products in this facility can, in the case of an accident, cause serious damage to the environment, neighbors or employees, exposing us to potentially substantial liabilities.

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

At December 31, 2007, our net financial debt excluding revaluation of hedging instruments amounted to €15.1 billion, of which 26% was subject to variable rates and 74% to fixed interest rates, including 9% subject to variable rates with caps.  Our results of operations and financial condition may be affected by changes in prevailing market rates of interest.  Fluctuations in interest rates may also affect our future growth and investment strategy, since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Risks Relating to Our Shares and ADSs

Because preemptive rights may not be available for U.S. persons, the ownership percentages of our U.S. shareholders may be diluted in the event of a capital increase of our company.

Under French law, shareholders have preemptive rights (droits préférentiels de souscription) to subscribe, on a pro rata basis, for cash issuances of new shares or other securities giving rights to acquire additional shares. U.S.  holders of our shares may not be able to exercise preemptive rights for our shares unless a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements imposed by the Securities Act is available.  We are not required to file registration statements in connection with issues of new shares or other securities giving rights to acquire shares to our shareholders.  As a result, we may from time to time issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect.  For example, in 2007 we effected a capital increase through the issuance of rights to acquire new shares to all of our shareholders, but those rights were generally exercisable only by persons located outside the United States.  Holders of our ADSs were not permitted to exercise the rights corresponding to the shares underlying the ADSs and received the net proceeds of the sale of these rights in the French market by the ADS depositary.

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

Back to Contents

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a leading global provider of environmental management services, which include water and wastewater services, waste management services, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation services.  Our clients include a wide range of public authorities, industrial and commercial services customers and individuals around the world.

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

Historical Background

Our company traces its roots back to the creation of Compagnie Générale des Eaux by Imperial decree on December 14, 1853.  During the same year, Compagnie Générale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. Our company developed its municipal water distribution activities in France by obtaining concessions in Nantes (1854), Nice (1864), a 50-year concession for water distribution services in Paris (1860) and its suburbs (1869).

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

On July 20, 2000, our shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext Paris on February 21, 2005 and Euronext Paris on November 21, 2007.

In August 2001, our shares were included in the CAC 40, the main equity index published by Euronext Paris, and in October 2001 were listed in the form of American Depositary Shares for trading on the New York Stock Exchange.

From 2002 to 2004, Vivendi (formerly known as Vivendi Universal) progressively decreased its stake in our company, and held only 5.3% of our shares from December 2004 until July 6, 2006, when Vivendi completed the sale of its shares in our company.

In 2002, we undertook a significant restructuring in order to refocus on our core environmental services activities. This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within our water division conducting certain non-core activities, and with the sale of our indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

In April 2003, we changed our name to “Veolia Environnement.”  On November 3, 2005, we unveiled a new branding system for our group. Our water, waste management and transportation divisions currently operate under the same name: “Veolia.”

Back to Contents

Major Developments in 2007

Below we discuss the main developments in our business during 2007.  The discussion below and in the remainder of Item 4 includes the revenue amounts that we expect to earn from various contracts (most of which are long-term contracts), including total revenue expected to be generated from all services under combined contracts to build and operate facilities.  These revenue amounts take into account updates to our volume and price assumptions since the date these contracts were publicly announced.  In addition, revenue amounts expected under foreign contracts won during 2007 have been converted into euro at the rate of exchange prevailing on December 31, 2007.  As a result, publicly announced revenue amounts may differ from the amounts of expected revenue included in this document.  In addition, these expected revenue amounts constitute forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information–Risk Factors.”  Actual revenue amounts may differ materially from those anticipated in the forward-looking statements.  See “Forward-Looking Statements” at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our forward-looking statements are subject.

Cash rights offering

On July 6, 2007, we announced the success of our cash rights offering for an amount of €2.6 billion.  The subscription period lasted from June 14 to June 27.  The gross amount of the capital increase was €2,581,469,688 (including issue premium), resulting in the creation of 51,941,040 new shares.  As a result of this capital increase, we reinforced our shareholders equity and increased our financial flexibility in order to maintain growth following the announcement of several significant acquisitions since June 2006 and our 2007-2009 investment program.

New projects and acquisitions

In 2007, we reinforced our position in our business sectors with a series of new, targeted acquisitions which we hope will generate growth and cost synergies.

We invested more than €2.5 billion in external growth opportunities in our priority development areas during the 2007 fiscal year alone.  Following our acquisition of Cleanaway UK (third in waste management in the United Kingdom in June 2006, our acquisitions of Sulo (second in waste management in Germany) and TMT (the leading private provider of Italian thermal waste treatment) announced in April and May 2007, TNAI (which holds the largest private portfolio of heating and cooling networks in the United States) in June 2007, and part of the non-regulated activities of Thames Water which was finalized in November 2007 were the most significant.

We intend to continue this strategy in 2008 and 2009 by making value-generating investments that either lead to operational cost synergies, or accelerate development based on technological or commercial leverage in its prioritized geographical areas and on growth markets, in compliance with our investment criteria.

Innovation and new areas of activity

We seek to offer its clients innovative solutions that meet all of their sustainable development concerns. This goal has led us to study the development of new areas of activity related to our traditional activities and expertise and which can further our sustainable development prospects.  In 2007, we created a department of new areas of activity, which utilizes and relies on the existing teams and skills of our operational entities.

Several new areas of activity have already been identified and have been the object of initial projects or studies. The common feature of these new areas of activity is that they encourage growth and enhance the activities of our divisions. Examples include biofuels, wind generation or residential services. Other areas have been the focus of initiatives and investigations, such as air quality, ecological transportation or sustainable development (ecological neighborhoods and buildings).

In the field of renewable energies, we have developed the production of biofuels, a strong growth market.  We favor the production of biofuel from waste, such as used cooking oils.  Indeed, this solution presents a very positive environmental balance and the recycling of these oils is an integral part of the waste treatment process. This project, which utilizes the industrial skills of SARP Industries, creates significant synergies not only with our historical core activities (particularly recycling and collection), but also with the prospects for our fleets of vehicles. The first plant to produce biofuel from used cooking oils will open in 2008 in Limay. It will have a production capacity of 40,000 tons per year, which may grow to 80,000 tons per year.

Back to Contents

The market for wind-generated energy also shows a strong growth potential sustained by continued support policies. It is an attractive proposition in certain countries in Europe, and above all in the United States and in Asia, where there is considerable growth potential.  In 2007, we acquired 50% of the capital of Eolfi, which currently operates 26 MW in France and is building 12 sites that represent an additional 120 MW capacity.  By the end of 2008, Eolfi’s production capacity is expected to reach more than 150 MW. In addition, numerous projects are pending abroad, notably in Greece, Poland and Asia. With Eolfi, we can meet the expectations of customers, particularly local communities and industrial customers, who also wish to include a “wind-generated energy” aspect in their sustainable development projects.  Eolfi will allow us to optimize certain real estate assets that are ideal sites for wind turbines.

Finally, in the residential services sector, through our subsidiary Proxiserve, we have occupied a competitive position in the market for individual boiler maintenance.  More recently, Proxiserve has successfully developed a profitable and expanding domestic assistance activity (in plumbing). The millionth domestic assistance contract was carried out in November 2007.  Based on these activities, we intend to develop a whole range of services that will meet concerns relating to sustainable housing for individuals: energy diagnosis, installation of renewable energy equipment (such as heating pumps and flat plate collectors), maintenance of installations, and assistance and repair for heating, plumbing and electricity. Our activities relating to services for individuals are provided under a common brand, Veolia Habitat Services.

A significant presence on the desalination market

Resource scarcity stemming from land irrigation, drought, floods that degrade water quality, or the over-development of ground water tables, combined with growing needs for water (due to population density growth), are a major challenge to the production of drinkable water in certain arid regions, in particular regions where such phenomena are aggravated and reduce the availability of water.  The desalination of seawater is therefore expected to become one of the main alternative production methods for drinkable water in the coming decades.

Our division Veolia Eau, which has more than 100 years of desalination experience, is one of the few companies that can offer a complete range of services and innovative solutions, and is therefore in a strong position within this rapidly expanding market thanks to its subsidiaries specialized in construction and thanks to its operational experience. Its commercial successes in recent years speak for themselves.

In terms of design and construction, we are a leader in thermal and reverse osmosis desalination processes, and have at our disposal numerous standard-setters in all types of existing treatments within the various entities of Veolia Eau Solutions & Technologies (such as SIDEM and WESTGARTH).  In 2006 and 2007, Veolia Eau Solutions & Technologies won significant contracts in the Middle East, in Bahrain, Saudi Arabia and in the Fujairah Emirate of the United Arab Emirates.  We also benefit from established operational expertise and have a deep pool of experience, for instance in Ashkelon (Israel), which began operations in September 2005.  In 2006 and 2007, Veolia Eau won two contracts in Australia for the design, construction and operation of reverse osmosis desalination units to supply water to the cities of the Gold Coast and Sydney.

Market forecasts for the desalination of seawater, taking into account all techniques, estimate that production will increase significantly between now and 2015. Mediterranean countries (Algeria, Libya, Spain), China, Australia and the Middle East (Saudi Arabia and the United Arab Emirates) will multiply their desalinated water production capacity by a factor of 2 to 10, with the countries of the Persian Gulf adding reverse osmosis to thermal desalination techniques (such as distillation).

Sustained activity growth and relevance of the sustainable growth model

Since our listing, we have achieved various milestones in our independence and organization, culminating in 2004 with our sale of non-strategic American assets and our interests in the Spanish company FCC. Our refocusing of activities on environmental services under long-term contracts placed us, as early as 2005, in a favorable position to sustain our rank as worldwide leader in environmental services, driven by a consistent strategy relying on proven capabilities.

Our 2007 fiscal year was another year of profitable growth, consistent with our objectives.  With revenue growth of 14% (14.9% on a constant exchange rate basis) in 2007, demonstrating continued commercial dynamism, and significant growth in operating income, we confirmed our capacity for profitable growth. We also recorded a significant increase in our net income attributable to the equity holders of the parent and improved our return on capital employed since 2002, reflecting increasing profitability for shareholders. The maturity of certain contracts makes it possible for us to continue to improve profitability and to emphasize the relevance of our profitable growth model.  As such, we continue to pay close attention to the quality of our portfolio of contracts and the selectivity of our investments.

Back to Contents

Our inclusion in the Dow Jones Sustainability Index (DJSI) and FTSE4Good indexes

Created in 1999 and 2001, respectively, the Dow Jones Sustainability Index (DJSI) and FTSE4Good index select companies based on their performance in sustainable development.  We were included in the Dow Jones Sustainability Index and in the FTSE4Good index in September 2007.

Our selection demonstrates, in particular, our performance in relationships with stakeholders, especially in respect of human resources management, as well as with clients and local communities. In addition, our Environmental Management System was a significant factor in our inclusion in these indices.

We are also part of the ASPI Eurozone index (Advanced Sustainable Performance Indices). The ASPI Eurozone index, launched in March 2002, is composed of the 120 principal stocks of the Eurozone selected according to social, environmental and corporate governance criteria.

Back to Contents

BUSINESS OVERVIEW

Our Market

Traditionally, environmental management services, which include water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation, were provided in an uncoordinated manner, each by a different entity. Moreover, public authorities and industrial and commercial companies typically were able to meet many of their own environmental needs without turning to private firms specializing in these areas. This situation has changed drastically in recent years. The need to take action to prevent further damage to the environment has become a global reality. There is a growing need for excellence and efficiency, which has led decision-makers to seek a global approach to the management of activities affecting the environment in order to develop solutions that allow interaction and optimization among these environmental management services.  These measures, now widespread, have led to an increased demand for integrated environmental management services. This trend has been highlighted by the continued global expansion of industrial and commercial companies, which has generated a need for environmental management service providers who are able to respond to their clients on an international scale.

We believe that demand for external and integrated customized packages of environmental management services is likely to grow around the world for the following reasons:

•

In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services, as well as effective management, are needed in order to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services and replace existing environmental infrastructure.  In addition, public demand, which now widely reflects a concern for sustainable development, must respect commitments made at the international level and must set exemplary standards. The qualitative criteria underlying environmental requirements are increasingly a decisive factor in the choice of providers, which is an advantage for us.

•

Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently.  As a result, public authorities and private businesses are increasingly turning to the private sector to address their environmental needs.

•

Public and private entities are increasingly attempting to simplify the administration of their complex operations by outsourcing a wide variety of responsibilities to a single partner, thereby creating a business opportunity for companies capable of offering a broad range of environmental management services in an integrated fashion.

•

Large private firms and public authorities increasingly recognize that a “one size fits all” approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has increased.

•

The increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach in order to simplify administration and ensure they receive consistent service at each of their facilities.

We think that each of these trends, taken individually, creates significant opportunities for companies with our expertise, and, taken as a whole, they allow our company, in particular, to provide high-quality innovative and (depending on customer needs) integrated environmental management services in markets around the world.

Our Clients

We provide environmental management services to a wide range of public authorities, industrial and commercial services clients and individuals around the world.

Back to Contents

Public Authorities

Demand by public authorities (often small localities that are increasingly pooling resources) has been influenced and strengthened by trends relating to the search for quality, efficiency, innovation and reduced costs (by integrating operating concerns starting at the development stage), and by their commitment to environmental responsibility, particularly with respect to  water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

While we have the know-how to adapt to our clients’ expectations and needs, we also believe that  our global contract model, which permits us to provide services tied to performance obligations, as well as, depending on client requests, the development, construction and even financing of necessary investments, remains as relevant as ever. It enhances innovation and efficiency through mutual research efforts and the periodic re-tender for contracts. Depending on the country involved, this model may take several legal forms. Certain countries, including those subject to European Union law, distinguish public markets from concessions (or other forms of Public Private Partnership, or PPP), based on whether the service is provided to a public entity or directly to end-users, and depending on whether the assignment is based on the service being provided or the completed work, or on the risk to revenues assumed by the company.

In France, since the middle of the 19th century, public authorities have generally chosen to have public services (water, sanitation, transportation, waste collection and urban heating) managed by companies through contracts that were traditionally considered to be concessions (or leases, in the absence of investment completion assignments) and which are now legally qualified as public service delegations, but which remain concessions under the European Community’s definition.  They have frequently preferred, at least in the case of certain public services, to continue to manage the construction of installations, as well as their financing, before making them available to the provider or lessee during the term of the contract.

In the last few years, a new trend has emerged in which public authorities in all countries, including France, have asked companies to manage not only the necessary development and completion of work and installations or public facilities and equipment (as varied as, for example, administrative or educational buildings, hospitals, transportation infrastructure, prisons, water treatment facilities or waste treatment plants), but also their financing and long-term maintenance before recovering them at the end of the contract. These contracts, which together are often categorized as PPPs, fall into two main categories.  The first category includes contracts similar to those in the market category: the resources intended to cover the cost of work and their financing are similar to a contract price or guaranteed amount from the public authority, and the service is provided to the authority once work is completed.  The second category includes contracts resembling concessions under the European Community’s definition:  resources must be sought from a commercial operation of the public service (the public or general-interest service whose operation has been delegated) which is the main focus of the contract, the completion of work being only a means to that end. Distinct accounting treatments according to the IFRS standard (reporting or non-reporting of a financial asset corresponding to debt of the public authority) apply in each case.  We prefer to distinguish these PPPs based on the nature of the assignments (“Build Operate Transfer” or “BOT”, “BFOT” if financing is added, or “DBFOT” if development is added).

In France, since the public market code (code des marchés publics) now prohibits entrusting companies with the construction and operation of a commissioned project, on one hand and all of its financing assignments, on the other, it became necessary, in order to encourage the development of this type of global PPP contract (which does not fall under the category of public service delegations (délégations de service public), which is the French term for community concessions), to create a new category of partnership contracts, created under a French ordonnance dated June 17, 2004.  This ordonnance allows public authorities to entrust private operators (who may be associated with financial organizations) with the entire responsibility for building and/or financing an installation and operating the services related thereto, in exchange for compensation that is paid by the public authority as a function of performance.

This contractual model between a public entity and private companies, whatever their form, is widely used for the provision of collective services, but is not the only available model.  Public authorities may decide that they should not be directly involved in the provision of certain public services.  In these instances, they are usually not the owners of facilities or networks, and do not enter into contracts with a preferred private operator; instead, they leave the provision of the public service to the market. They may nonetheless occasionally verify the abilities of private operators by issuing operating licenses and regulating service conditions and prices.  This situation rarely arises with respect to water services, but is more common in the fields of energy services, waste management and transportation. Public authorities may also have an ownership interest in the private operator in these instances; we may seek to acquire a stake in these operators as well.

Back to Contents

Services Sold Directly to Individuals

We also offer services directly to individuals through our specialized subsidiaries. These services include assistance and maintenance relating to water (including meter-reading), heating and gas services.

Industrial or Commercial Services Companies

We offer our industrial and commercial services clients a large range of services, which generally aim to achieve the following two main goals relating to environmental protection:

•

provide clients with the services necessary for their industrial processes (vapor, industrial heating and cooling, processed water, demineralized water, compressed air, etc.) and optimizing their consumption thereof, and

•

reduce the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

We often partner with such clients over the long term, and offer innovative solutions tailored to the needs of each industrial site.

We believe that the further development of our industrial client base will make up a significant growth area.  In particular, multiservice contracts entered into with industrial clients have assumed an increasingly important role and are expected to continue to do so.  See “—Development of Synergies: Multiservice Contracts to Benefit Industrial and Commercial Services Clients” below.

Our Overall Strategy

Our aim is to continue to reinforce our position as the leading provider of environmental services. Our strategy focuses on developing the most appropriate environmental services solutions for our local and industrial clients; maintaining a geographically diverse area of activity; developing a significant presence in growth markets with high potential and accelerating synergies between our different businesses.

By strengthening our position as the leading provider of environmental services worldwide, we continue to implement our business model aimed at improving our economic and financial performance.  This performance is a result of economies of scale and technological expertise, combined with significant levels of research investment, long-term commitments to clients and managed risk.

By providing the most appropriate environmental services, we are able to optimize our client relationships.

While preserving our local character, we have become a major actor in both the services and the concessions businesses. We have achieved a unique position within these two client segments.  In 2007, we reinforced our core business in large European countries through targeted acquisitions in the United Kingdom, Germany and Italy.

With respect to our municipal activities, we have added to our impressive portfolio of existing French and European clients (Prague, Bucharest, Nottingham, Braunschweig), and have also achieved a number of commercial successes in the United States (Indianapolis, Chicago, Boston) and in the Asia Pacific region (Canton, Shanghai, Incheon, Melbourne).  Thus, we have illustrated our ability to participate in large privatizations and win bids for large projects.

We have also conducted a significant portion of our business with our industrial and commercial services clients, particularly for the provision of energy and waste management services.  We have also created a new business portfolio made up of large industrial accounts (Peugeot, Novartis, Renault), with a significant contribution coming from multi-service contracts.

Successful geographic diversification

Our international business continues to increase along with our volume of business in France, which has continued to grow at an average annual rate of over 5% per year since 2000.

Back to Contents

Beyond Europe, which has become our domestic market, we have also achieved strong positions in the United States and Asia. We have taken on a significant role in energy services in the United States.  Our presence in developed countries presents relatively little risk of decreasing as it is largely unaffected by relocations and restructurings.

We have also developed a significant presence in emerging and developing countries. We regularly add new contracts and expand our energy services activities in China.  Our economic position in these areas of the world is much more significant than the proportion of our revenues earned in these areas suggests.

A strategy focused on growth and high-potential markets

Our strategy is to focus on growth markets.  An increasing awareness of the challenges relating to sustainable development and its impact on environmental policies has resulted in significant growth opportunities.

Faced with increasingly restrictive regulations and in order to keep up with competition, more and more industrial companies outsource environmental services through long-term partnerships. Their partners generally work on all of their industrial sites worldwide and tend to provide a full range of services.

Expansion in municipal markets principally results from the combination of several demographic factors: an increase in population size on the one hand, and the urban development rate on the other. Growth is also a function of economic activity and living standards. The tightening of environmental restrictions and related regulations has fuelled our growth.  A recent example of this growth potential within these markets is the success of desalination projects in the Middle East.

Economic constraints affecting our industrial and municipal clients increase their need to reduce water and energy consumption and waste production. Our position as a service provider, as opposed to a utility provider, generally allows us to leverage this trend.

Additional growth potential in related businesses

Because of our expertise, commercial relationships, and geographical distribution, we possess several important advantages allowing us to develop services that are directly related to our environmental services.  These opportunities result from new demand relating to changes in the economic, ecological and political landscapes, and which are all related to the promotion of sustainable development.  Examples of this trend include green fuels, wind energy and residential services.

Synergies between our different businesses accelerate our growth

In our environmental services business with both public authorities and industrial clients, we enjoy important synergies between our water, waste management, transportation and energy services divisions.  Since we offer a complete range of services, our clients have broadened the scope of the services they seek from us.

This synergy is particularly evident within countries or municipalities where demographic changes, urbanization and economic development have accelerated significantly. In these cases, we have been called upon to find solutions to the growing environmental problems facing clients.  We offer a significant competitive advantage over funds or other financial investors, who have been weakened by the current market crisis.

Strong economic and financial resources

Our solid position results from market growth trends, but also from our competitive assets, including our technological and technical expertise, our financial stability, our geographic presence, and our experience in providing environmental services in compliance with regulatory requirements.  The success of our capital increase, completed in July 2007, also strengthened our financial capacity, thereby ensuring our development and reducing our exposure to market fluctuations.

Size advantages

Our size alone provides us with significant synergies.  In addition, our presence in all segments of the value chain means that our vertically integrated structures allow us to maximize the benefits of added value.

Back to Contents

Support of technological developments and improved know-how

We have been expanding our Research and Development activities for a long period of time. Research and Development is essential to accomplishing our missions and allows us to  respond to the needs of our clients. Since 2000, we have centralized our R&D business into one unique organization which is now supported by the strategic research, innovation and sustainable development committee created in 2006 by our board of directors.

We also benefit from the technical exchanges in areas such as prevention of the Legionnaires’ disease, treatment and recycling of sediment, bioenergy, and management of High Environmental Quality buildings.

Long-term contracts

We make long-term commitments to our clients. Our human resources policy, which emphasizes, among other things, employee training, allows us to focus on the long term, in particular through the considerable professional efforts of Veolia Expertise (Veolia Compétences), a program that was renewed in 2007.  In 2005 and 2006, this program allowed us to make extensive recruitments in France.

Moreover, aside from its social, environmental and ethical aspects, sustainable development directly influences the expectations of clients, thus forming a crucial element within the commercial dialogue. Sustainable development trends have led to changes in our economic model in order to move from a volume-maximizing model to a resource-optimizing model.

Managed risks

Given our growth objective, we have implemented a management and risk calculation policy, marked in 2007 by the mapping of the major risks at the Group and division levels.  By putting in place a coordinated risk prevention and management plan, we are addressing this issue of fundamental concern to our future development.

These various strategic factors have allowed us to develop a profitable growth platform with room for future accelerated growth.

Our Strategy by Division

Water

Our water division, Veolia Eau, intends to continue to expand its services around the world, while striving to ensure the quality and safety of drinking water, the conservation of natural resources and the protection of the environment.

The growth potential of the international market for water services is driven by four factors in particular:

•

population growth and higher urban density,

•

strengthening of environmental standards and health regulations,

•

growing acceptance of the delegated public service management model and public-private partnerships as alternatives to public management, and

•

refocusing by industrial clients on their core businesses.

Given this growth potential, we will continue our selective development in order to optimize our allocation of resources, operating costs and profitability. In order to take advantage of market opportunities, we rely on our technical expertise, our experience in managing client relations and the mobilization of local teams on the ground in order to anticipate the future needs of public authorities. We will also continue to train our employees to meet the challenges of tomorrow.  Veolia Eau’s technical expertise in various desalination methods, and wastewater recycling in particular, represents a major effort to adapt to ongoing changes in market conditions.

Going forward therefore, Veolia Eau will seek to capitalize on long-term international development opportunities, the maturing of its larger contracts and the productivity gains resulting from efficiency programs (relating to purchasing, information systems and sharing of best practices).

Back to Contents

Waste Management

Through Veolia Propreté, we intend to become one of the world leaders in the waste management sector.  As is the case with our other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries.  As a result, capable experts who can provide services under cost-effective conditions and in compliance with environmental regulations are becoming more highly sought after.

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, we have the following priorities for our waste management division:

•

enhancing our waste treatment capabilities and developing our technological expertise in waste treatment and recovery;

•

strengthening our service offering to industrial clients by capitalizing on our mastery of the entire waste management chain, while seeking to generate synergies with our other operating divisions;

•

increasing the profitability of our activities by renegotiating fees, maximizing productivity and reducing structural costs; while ensuring that all of our activities contribute to the development of high value-added services.

Energy Services

Through Veolia Energy Services (Dalkia), we are the European leader in the energy services sector.

The opportunities in the sector are significant, due to increases in energy prices and public awareness of environmental problems, which have undeniably encouraged searches for solutions such as Dalkia’s initiatives to reduce the effects of greenhouse gases and encourage energy conservation.

Dalkia’s development strategy is focused primarily on heating and cooling networks, the management of service sector buildings and retail centers, the handling of industrial utilities, and energy provision and services in the health sector.

It includes the following geographical priorities:

•

pursuing growth in Southern Europe (including Italy and Spain)by participating in the trend toward market consolidation and by developing our offers to the private sector;

•

pursuing growth in the area of large heating networks, particularly in France and in Central and Eastern Europe, and in large cooling networks in the Middle East;

•

pursuing growth in North America by offering management services for management of networks, industrial utilities and shopping malls; and

•

pursuing growth in China (networks and industrial utilities) and in Australia.

These priorities will depend on our ability, in the context of deregulated energy markets in Europe, to offer innovative technical solutions that often combine our expertise in several areas. We also aim to promote our integrated outsourcing services to public clients as well as to service sector and industrial clients, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Transportation

Through Veolia Transport, we seek to be a leading European and worldwide private operator of public transportation services.

Back to Contents

Between 2000 and 2030, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transport needs are expected to increase by 50% by 2020 (source: International Association of Public Transport).  These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a major concern for the local authorities and inhabitants of large cities.  Transportation always has an impact on the image and identity of a large city, its economic development, urban renewal projects, and local solidarity.

The major challenges in this sector are related to the ever-increasing need for new transport infrastructures, to environmental concerns, and to the growing demand for the customization of mass transportation.

Veolia Transport’s strategy is to improve its performance in its basic passenger transportation activity with the following priorities:

•

Continued efforts to address marketing, innovation and environmental concerns in order to continue to better satisfy clients;

•

A focus on local or regional passenger transportation;

•

Selective growth based on the attractiveness of markets and the intensity of local competition;

•

Continued growth in related activities such as railway freight given the synergies and importance for the environment.

Our Services

Our company is an environmental services provider, and is the only major provider to offer a complete range of services.  We are able to provide clients with a full-service package tailored to fit their individual needs, which may include, for example, supplying water, recycling wastewater, collecting, treating and recycling waste, supplying heating and cooling services, and generally optimizing the industrial processes used in their facilities.

Our operations are conducted primarily through four divisions, each of which specializes in a single business sector: Veolia Eau (Water), Veolia Énergie (Dalkia) (Energy Services), Veolia Propreté (Environmental Services) and Veolia Transport (Transportation). Through these divisions, we currently provide drinking water to more than 78 million people and treats sewer water for 53 million people in the world, treat nearly 66 million tons of waste, satisfy the energy requirements of hundreds of thousands of buildings for industrial, municipal and individual clients and transport approximately 2.7 billion passengers per year.  We strive to offer our clients the combined services of each of our four divisions, which are packaged either in the form of a single multi-service contract, or several individual contracts.

The following table breaks down our consolidated revenue for 2007 by geographic market and division, after elimination of all inter-company transactions.

(in millions of euro)*	Water	Environmental Services	Energy Services	Transportation	Total
Europe	8,190.5	6,889.4	6,566.1	4,291.8	25,937.8
of which: France	4,927.2	3,332.0	3,852.2	2,144.5	14,255.9
Other Europe	3,263.3	3,557.4	2,713.9	2,147.3	11,681.9
North America	582.5	1,449.0	19.3	738.9	2,789.7
Rest of the World	2,154.4	875.9	311.0	559.4	3,900.7
of which: South America	104.5	163.1	143.3	28.5	439.4
Africa-Middle East	1,017.3	100.7	56.3	17.8	1,192.1
Asia-Pacific	1,032.6	612.1	111.4	513.1	2,269.2
Total	10,927.4	9,214.3	6,896.4	5,590.1	32,628.2
* Revenue from ordinary activities under IFRS.

Back to Contents

The dates set forth below relating to new contracts we have won or renewed correspond to the date of announcement or signing of such contracts.

Water

Through our water division, the lead company of which is Veolia Eau – Compagnie Générale des Eaux, we are the world’s leading provider of water and wastewater services for public authorities and industrial companies. In addition, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies is the world leader in the design of technological solutions and the construction of structures necessary for the performance of such services.

With 82,867 employees around the world1, Veolia Eau provides drinking water to more than 78 million people around the world, supplies 53 million people in the world with clean water, and operates more than 4,400 contracts. Veolia Eau has a permanent presence in 60 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic, Slovakia and Romania. It is pursuing targeted growth in Russia, Armenia and Hungary. The Asia-Pacific region (China, South Korea, Japan and Australia) also remains an important development objective, following the award of a number of contracts with municipal and industrial clients in the past several years. Veolia Eau has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Indianapolis. Finally, Veolia Eau has also established a presence in Africa, primarily in Morocco and Gabon.

Thanks to its network of research centers in France and abroad, Veolia Eau has mastered numerous technologies and tools within the water sector.  As a result, Veolia Eau is able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and preservation of resources.

Given its combination of a strong local presence and more than 150 years of experience in providing services to public authorities and industrial clients, Veolia Eau’s technical aptitude provides it with an important advantage in the extremely competitive water services market.

Increased demand within the water services market has been driven substantially by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization or industrial clients.  New solutions, such as desalination (an example of which is the turnkey contract signed in 2007 to provide one of the largest sea water desalination plants in the world in Saudi Arabia) or re-use of treated water, may also be needed depending on an individual client’s circumstances.

The following table shows the consolidated revenue and operating income of our water division, after elimination of all inter-company transactions.

Water*

(in millions of euro)	2007	2006	Change 2007/2006

Revenue**	10,927.4	10,087.6	8.3%
Operating income	1,267.7	1,160.6	9.2%

*

Includes our share in the results of the water activities of Proactiva, our joint venture with FCC which operates principally in the water and environmental services in South America.

**

Revenue from ordinary activities under IFRS.

1  As of December 31, 2007, including Proactiva’s 1,939 employees who are active in water activities.

Back to Contents

Overview of Veolia Eau

Veolia Eau manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence.  Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances. These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others. They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of the assets (except in the United Kingdom) and the head of water policy.  Recent legislative changes have enabled us to integrate more elaborate mechanisms into our contracts to allowing us to share in the added value  produced under the contract  (e.g., productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage customer relations; it has implemented specific services and information systems in response, which it continuously strives to improve.

In certain countries where public authorities have sought either to implement new water and wastewater treatment systems or improve the functioning of existing ones, Veolia Eau also offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis.

Veolia Eau’s outsourcing contracts with industrial and commercial services customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.

Service Contracts with Public Authorities and Industrial Clients

The main focus of our water business is on water and wastewater management services for public authorities and industrial clients.  Veolia Eau provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Eau also manages customer relations, providing billing services and call centers.

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

Veolia Eau continues to develop its service offerings for industrial clients using its local presence in various areas and its adapted service organization. It has accordingly become active within this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Veolia Eau also contributes to the development of common service offerings of our group, in particular in Europe, with VE Industries (as discussed further below).

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Eau is one of the world’s leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial services clients. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations.

Veolia Eau treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Eau has developed a complete range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents.  Veolia Eau’s recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

Through Sade, Veolia Eau also designs, builds, renews and recovers urban and industrial drinking water and wastewater networks and conducts related work in France and around the world.  Sade’s services cover each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from Sade’s experience in this area.

Back to Contents

Description of Activities in 2007

In 2007, Veolia Eau enjoyed several commercial successes, and its revenues increased by 8.3% in 2007 compared to 2006, thanks to a high level of contract renewal in France, sustained organic growth outside of France, in particular in Asia, and strong growth in the engineering and construction business in France and internationally.  Veolia Eau did not lose any significant contracts in 2007 relative to total revenues in the water division.

In France, Veolia Eau provides approximately 24 million inhabitants with drinking water and 16 million with wastewater services. Contracts renewed in 2007 represent expected total cumulative revenues of almost €920 million. Among the contracts renewed, the most important were with the Nice Côte d’Azur area, the city of Beauvais, the city of Macon and the Intercommunal Syndicate of the Mâconnaise Area, which bring together the latest technical innovations in environmental protection.

Veolia Eau continues its development efforts in order to further increase its service offering to reach new clients in areas such as the management of wastewater treatment plants, the management of mud storage, online availability of water consumption levels, management and maintenance of rainwater networks, the maintenance of non-collective wastewater installations, and the monitoring of swimming water, which are all services related to increasing awareness of the challenges of sustainable development.

In the rest of Europe, the EBRD has committed to invest up to €105 million in 2007, €90 million of which has been invested since 2007, to acquire 10% of Veolia Voda, a holding company for Veolia Eau’s businesses in Central and Eastern Europe, with the aim of increasing the role of the private sector in providing water conveyance and the purification of waste water, notably in Russia and the Ukraine.

At the end of 2007, the International Finance Corporation (IFC), the private sector arm of the World Bank Group, and PROPARCO, the subsidiary of Agence Française de Développement in charge of financing private investments in developing countries, acquired shareholdings of 13.89% and 5.56%, respectively, in Veolia Eau AMI. Veolia Water AMI is a subsidiary of Veolia Eau and operates water, wastewater and electricity services in Africa, the Middle East and the Indian subcontinent. The aim of this holding company is to develop infrastructure to serve those populations who are without water and electricity in the urban areas of these regions.

In the Middle East, in addition to the Jubail and Fujairah contracts, negotiations with the Sultanate of Oman led to the signing of a contract in January 2007, in partnership with National Power and Water, to build, finance and operate a reverse osmosis seawater desalination plant in Oman (with a capacity of 80,000 m3/day). The 22-year contract should represent estimated total consolidated revenue of €434 million, including the construction of the plant.

In Asia, Veolia Eau won several contracts in China (see below) and in Japan, where it won a three-year contract for the operation and maintenance of a water decontamination plant in Chiba, a suburb of Tokyo which has experienced significant growth.  In Australia, the new Sydney contract followed the contracts that were won in 2006 for consulting services to the State of Queensland to recycle water produced by treatment installations in the region of Brisbane in an effort to combat drought, and the design, construction and management of a desalination by reverse osmosis facility designed to sustain, in particular, the Gold Coast.

Veolia Eau recorded solid earnings in 2007 due to the good performance of existing contracts across all geographical areas and in all business segments.  This success was also due to the continued pursuit of measures to enhance productivity (including sharing of best practices and better use of information technology) and to the progress generated by the implementation of new technology during past years (including energy efficiency gains and return on installations and networks).

Back to Contents

Principal Contracts

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies1.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France
Public Authorities
City of Nice Côte d’Azur and its suburbs	December	Renewal	12 years	75 million	Operation of drinking water services for the Nice Côte d’Azur communities.
Beauvais	October	Renewal	12 years	38 million	Operation of drinking water services.
Mâcon	June	Renewal	10 years	59 million	Management of water and waste water services.
Europe (outside France)
Public Authorities
Campo Dalias (Spain)	May	New	18 months (construction) + 15 years (operation)	78 million	Design, construction, operation and maintenance of reverse osmosis water desalination plant.
Companies
Shell Green (United Kingdom)	September	New	30 months	62 million	Modernization of wastewater treatment plant in Widnes in Cheshire.
Asia
Public Authorities
City of Lanzhou (Gansu province, China)	January	New	30 years	1.6 billion	Acquisition of 45% of the Lanzhou municipal water company, company holding the water management contract (3.2 million inhabitants).
Haikou (Hainan island, China)	June	New	30 years	776 million	Acquisition of 49% of the company managing the production and distribution of drinking water and the operation of a wastewater treatment plant (800,000 inhabitants).
Tianjin Shibei (China)	September	New	30 years	2.5 billion	Acquisition of 49% of the company managing the drinking water service (3 million inhabitants).
Sydney (Australia)	July	New	23 years (20 years of operation)	540 million	Construction and operation of a water treatment plant through reverse osmosis with a capacity of treating 250,000 square meters per day.

1 Revenues expected under foreign contracts won during 2007 have been converted into euros at the rate of exchange prevailing on December 31, 2007 and represent the portion due to Veolia Eau under such contracts.   Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Asia
Companies
Tianjin Soda (China)	September	New	27 years	492 million	Construction and operation of water treatment plant.
PTTPE (Thailand)	May	New	15 years	75 million	Construction and operation of water treatment plant.
Qingdao Soda (China)	June	New	25 years	33 million	Operation of a demineralization plant.
North America
Public Authorities
Tampa Bay (Florida)	April	New	16 years (13 years of operating)	108 million	Construction and operation concerning the extension of the surface water treatment plant of Tampa Bay.
Milwaukee (Wisconsin)	December	New	10 years	272 million

Management of the regional liquid waste management network of the Milwaukee region, and management of the production of Milorganite, fertilizer in granules produced by the drying of residual mud from the waste water purification plant.

Africa
Public Authorities
Mauritania	May	New	33 months	203 million	Construction of a drinking water supply line for the city of Nouakchott.
Middle East
Public Authorities
Jubail (Saudi Arabia)	June	New	34 months	647 million	Construction and operation of a seawater desalination plant, able to process 800,000 cubic meters of water per day for use by the city of Jubail and the Eastern province of Saudi Arabia.
Fujairah (UAE)	August	New	32 months	547 million	Construction of a seawater desalination plant.
Fujairah (UAE)	December	New	12 years	71 million	Operation and maintenance of seawater treatment plant through reverse osmosis in Qidfa.

Back to Contents

Principal Acquisitions and Divestitures in 2007

On November 28, 2007, Veolia Eau acquired a portion of the unregulated activities of Thames Water in the United Kingdom, principally for the provision of services and asset management in the water and sewage sectors, some of which are financed by the Private Finance Initiative (PFI).

In addition, the biological treatment activities of the Swedish company AnoxKaldnes were acquired and integrated in the second half of 2007.

In late 2007, Veolia Eau acquired the U.S. assets of one of the divisions of the Tetra Technologies Group. which is responsible for the treatment of waste in the petroleum sector.

Veolia Eau created, acquired or integrated 96 companies during 2007, and liquidated or sold 48 companies. As of December 31, 2007, Veolia Eau’s group (excluding Proactiva) included 684 companies, compared to 636 in 2006. The principal changes included the purchase or creation of new companies with contracts that were effective as of the beginning of 2007.

Environmental Services

Through our environmental services division, Veolia Propreté, we have become the largest environmental services provider in the world (in terms of revenue) in the area of waste collection, recycling and treatment. Veolia Propreté is the only company that handles waste in all its forms and at all stages of activity.  Veolia Propreté manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authorities and industrial clients.

In 2007, Veolia Propreté once again reinforced its position by acquiring Sulo in Germany and TMT in Italy (now known as VSA Tecnitalia).

In 2007, Veolia Propreté employed 100,032 people around the world1 in approximately 35 countries.  Veolia Propreté has partnered with more than 750,000 industrial and commercial services clients2 and serves nearly 60 million inhabitants on behalf of public authorities.

During 2007, Veolia Propreté estimates that it collected nearly 40.6 million tons of waste and treated nearly 66 million tons of waste (of which 61.8 million tons were non-hazardous household and industrial waste and 3.9 million tons were hazardous waste). As of December 31, 2007, Veolia Propreté managed approximately 796 waste treatment units.

The term of Veolia Propreté’s environmental services contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually range from 1 to 5 years in length, while treatment contracts can range from 1 year (for services provided on sites belonging to Veolia Propreté) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

The following table shows the consolidated revenue and operating income of our environmental services division, after elimination of all inter-company transactions.

Environmental Services*

(in millions of euro)	2007	2006	Change 2007/2006
Revenue**	9,214.3	7,462.9	23.5%
Operating income	803.5	648.3	23.9%

*

Includes our share in the results of the waste management activities of Proactiva, our joint venture with FCC which operates principally in the water and environmental services in South America.

**

Revenue from ordinary activities under IFRS.

1 As of December 31, 2007, including Proactiva’s 6,850 employees who are active in environmental services activities.

2 The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva’s activities, unless otherwise indicated, but do take into account Sulo for the second half-year of 2007 and Tecnitalia for the fourth quarter of 2007.

Back to Contents

Overview of Environmental Services

Veolia Propreté furnishes environmental and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, soil decontamination, and management of waste discharge at industrial sites.

Veolia Propreté also conducts basic or more complex downstream waste treatment operations in order to reduce pollution and transform waste into a resource.  Veolia Propreté:

•

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

The services referred to above fall into one of three large categories of activity conducted by Veolia Propreté:  environmental services and logistics for local authorities and industrial companies, sorting and recycling of materials, and waste recovery and treatment through composting, incineration and landfilling.

Environmental Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Veolia Propreté provides urban cleaning services in a large number of cities throughout the world, including London, Paris, Alexandria, Rabat and Singapore.  Veolia Propreté’s services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Veolia Propreté provides cleaning services at its industrial and commercial services clients’ sites, including cleaning of offices and maintenance of production lines. In the commercial services sector, it provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services extend to food-processing plants and heavy industry high-tech sites, where Veolia Propreté offers specialized cleaning services (high pressure or extreme high pressure cleaning).  Veolia Propreté also offers cryogenic cleaning, and reservoir cleaning at refineries and petrochemical sites in particular.  Finally, Veolia Propreté has developed emergency services to treat site contamination upon the occurrence of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Veolia Propreté provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.

Veolia Propreté has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services.  Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Veolia Propreté’s subsidiaries specializing in the management of hazardous waste.

Back to Contents

Soil Decontamination

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

Collection

In 2007, Veolia Propreté collected approximately 40.6 million tons of waste from individuals, local authorities and commercial and industrial sites.  More than 60 million people around the world benefited from Veolia Propreté’s waste collection services.

Veolia Propreté collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste.  It maintains the cleanliness of green spaces and carries away “green” waste, such as dead leaves and grasses.

Veolia Propreté also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms), as well as dispersed hazardous waste.  In 2007, Veolia Propreté collected approximately 1.9 million tons of hazardous waste.

Veolia Propreté offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

Transfer and Grouping of Waste

Waste of the same type is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or landfills designed to receive inert hazardous waste.

Sorting and Recycling of Materials

Veolia Propreté treats waste with a view towards reintroducing such waste into the industrial production cycle.  Veolia Propreté's recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mix with other recyclable materials.

Veolia Propreté received approximately 9 million tons of solid waste at its 307 sorting and recycling units in 2007, of which 6.1 million tons were recovered, including 2.8 million tons of paper.  Veolia Propreté also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps.  Veolia Propreté works in partnership with upstream industrial clients and with our CREED research center in order to develop new recycling activities.  Veolia Propreté sells or distributes recycled material to intermediaries or directly to industrial and commercial services clients.

Recovery and Treatment through Composting, Incineration and Landfilling

In 2007, Veolia Propreté treated nearly 66 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants.  In 2007, Veolia Propreté recovered almost 2.3 million tons of waste at its 114 composting units. 235,000 tons of urban and industrial sludge were reintegrated by Veolia Propreté into the agricultural cycle through manure spreading with a related waste traceability service offering.

Back to Contents

Waste-to-Energy and Incineration

Veolia Propreté treats approximately 11.4 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 78 waste-to-energy recovery and incineration plants.  Energy is generated from the heat created by incinerating waste at these plants.  Veolia Propreté uses this energy to supply district thermal networks or for sales to electricity providers.

Landfilling and Energy Recovery from Waste

In 2007, Veolia Propreté treated approximately 38.4 million tons of non-hazardous waste in 150 landfills.  Veolia Propreté has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants.  Veolia Propreté currently has 160 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 76 landfills have recovery systems to transform biogas emissions into alternative energies.

Treatment of Hazardous Waste

In 2007, Veolia Propreté treated 3.9 million tons of hazardous waste, of which 1.08 million tons were incinerated in 22 incineration units for specialized industrial waste, 759,000 tons were landfilled in 14 class 1 landfills and 1.71 million tons were treated in 61 units by physico-chemical or stabilization methods.  The remaining 480,000 tons were treated in 35 specialized recycling centers.

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and VES Technical Solutions (in the United States), Veolia Propreté has a worldwide network of experts enabling it to become one of the current world leaders in treating, recycling and recovering hazardous waste.

Description of Activities in 2007

In 2007, Veolia Propreté’s revenues increased by 23.5% compared to 2006. Excluding exchange rate effects and the effect of acquisitions and divestitures, internal growth was 7.5%.  In France, revenue increased by 7.1% in 2007 (or 6.6% at constant scope) as a result of strong price increases for recycled materials (paper, metals), higher tonnages in the collection and sorting-recycling of solid waste, waste electrical and electronic equipment (WEE) operations and the treatment of polluted soils, the increase in tonnages to landfills and the good level of business activity at incineration plants.  In the United Kingdom, revenues grew 56.4%, or 7.9% for internal growth at constant scope as a result of the expansion of existing integrated contracts (East Sussex and Nottinghamshire) and industrial services (in particular in the petroleum sector).  In the rest of Europe, revenues grew 21.6%, or 8.4% at constant scope, driven particularly by momentum in Norway and Denmark.  In North America, organic growth was significant as a result of increased fees relating to solid waste, the Marine Services businesses, the new Pinellas contract and the treatment of military waste at Port Arthur.  South America benefited from short-term contracts in the chemical and petroleum sectors that allowed it to experience marked growth.  A limited number of significant contracts were lost in 2007:  Chennai in India (cleaning), Canca in France (collection in Nice), and Solihull Borough in the United Kingdom (collection).  Among the significant developments in 2007 were the following:

In France, Veolia Propreté reinforced its recycling activities through the acquisition of the Bartin Recycling Group, number 3 in France in the business of recycling and reuse of scrap-metal and metals.  The development of D3E activities continued.  A new treatment unit for hydrocarbons and mineral liquid waste, Hydropale, was opened in Dunkirk.  A ship dismantling unit was created in Bordeaux.  In addition, the Polynesian businesses were sold.

In the United Kingdom, Veolia Propreté, while managing the acquisition and integration of Cleanaway UK, signed a new 27-year PFI (“Private Finance Initiative”) contract for the integrated management of household waste in the county of Shropshire, representing estimated total cumulative revenue of more than €1 billion.

Back to Contents

In Europe, Veolia Propreté continued to reinforce its commercial position within the incineration and related energy authorization sectors through the acquisition of TMT in Italy.  In Germany, the acquisition of Sulo enabled Veolia Propreté to reinforce its role in the recycling sector in Europe and the reuse of recycled material, especially paper.

In North America, Veolia Propreté reinforced its position within the industrial services sector, winning several contracts for the maintenance and industrial cleaning of oil rigs in the Gulf of Mexico following the expansion of a fleet of specialized boats for this marine branch.  In early 2007, Veolia Propreté won a 17-year contract for the operation of the energy recycling unit in Pinellas County (Florida), one of the largest incineration units in the United States.

In Asia, Veolia Propreté signed a 29-year concession agreement for the construction and operation of a new household waste storage facility for the city of Jiujiang in China.  A 28-year concession agreement for the operation of a medical waste incineration unit was also signed with the city of Foshan.  Lastly, the repurchased Cleanaway businesses were integrated in 2007.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies1.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France
Public Authorities
SIOM (Chevreuse)	June	New	5 years	25 million	Operation and maintenance of the household waste incineration plant of Villejust.
SMICTOM (Fontainebleau)	June	Renewal	7 years	24 million	Transfer, transport and treatment of household and hospital waste.
Limoges	December	Renewal	10 years	40 million	Operation and maintenance of the household waste incineration plant of Limoges.
Companies
ArcelorMittal	June	New	5 years	21 million	Supply of energy to the ArcelorMittal site, via the Arc-en-Ciel household waste incineration plant (Nantes).

1 Revenues expected under foreign contracts won during 2007 have been converted into euros at the rate of exchange prevailing on December 31, 2007 and represent the portion due to Veolia Propreté under such contracts.  Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Europe (outside France)
Public Authorities
Shropshire (United Kingdom)	September	New	27 years	1,030 million	Contract integrating the global treatment of waste.
Bautzen (Germany)	July	Renewal	7 years	17 million	Collection of municipal waste, sorting recycling and composting.
North America
Public Authorities
Pinellas (Florida)	January	New	17 years	356 million	Operation and maintenance of household waste incineration plant.
Asia-Pacific
Public Authorities
Jiujiang (China)	August	New	30 years	92 million	Construction and operation of Jiujiang landfill.
Singapore	November	Renewal	5 years	28 million	Urban cleaning.

Acquisitions and Divestitures in 2007

On July 2, 2007, Veolia Propreté finalized the acquisition of Sulo for an enterprise value of €1,450 million, which significantly reinforced its position in the waste management sector in Germany and in Eastern Europe.  Sulo was the second largest operator of waste management in Germany.  It is a leading specialist in paper and plastic recycling and has a high level of expertise in the areas of sorting and organic reuse.  Sulo is also a leader in Eastern Europe and in the Baltic states.  Sulo’s Environmental Technologies division was sold to Plastic Omnium in July 2007 for an enterprise value of €142 million.

In addition, on October 3, 2007, Veolia Propreté finalized the acquisition of 75% of the share capital of TMT (which has since been renamed VES Tecnitalia), the former subsidiary of Termomeccanica Ecologia in Italy.  Tecnitalia is the leading private thermal waste treatment provider in the Italian market.  It operates ten treatment installations, including four thermal treatment installations, and has numerous contracts, as well as several factories that are currently under construction.

Other less significant acquisitions occurred in 2007.  They are expected to increase Veolia Propreté’s treatment and recycling capacities in Europe, Northern America and in Asia.

Taking into account all formations, acquisitions and integrations of companies (a total of 202) and liquidations, sales, and mergers (a total of 74), the scope of consolidation of Veolia Propreté (excluding Proactiva) included 753 companies at December 31, 2007, compared to 625 in 2006.

Back to Contents

Energy Services

Our energy services division conducts its activities through Dalkia, the leading European provider of energy services to companies and municipalities.  Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It seeks to leverage opportunities for the development of energy and greenhouse gas markets. Dalkia seeks to partner with its clients, helping them optimize their energy purchases and improve the efficiency of their installations (both in terms of cost and atmospheric emissions).

In 2007, Dalkia had 54,375 employees around the world. Dalkia is present in almost 40 countries, primarily in Europe.

The following table shows the consolidated revenue and operating income of our energy services division, after elimination of all inter-company transactions.

Energy Services

(in millions of euro)	2007	2006	Change 2007/2006

Revenue*	6,896.4	6,118.4	12.7%
Operating income	398.7	377.7	5.6%

* Revenue from ordinary activities under IFRS.

Overview of Energy Services

Dalkia’s business is currently facing three major challenges:

•

global warming and the need to reduce carbon dioxide emissions;

•

the increase in the prices of fossil fuels and their eventual scarcity; and

•

growing urban development and the related industrial development.

Dalkia’s activity focuses on optimal energy management.  Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads.  The health care sector is particularly important to Dalkia: in 2007, it won landmark contracts in that sector, such as Santa Casa de Misericordia in Brazil.

Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Dalkia’s management contracts for the operation of urban heating or cooling systems are typically long-term, lasting up to 25 or 30 years, while its contracts for the operation of thermal and multi-technical installations for public or private clients may last up to 16 years.  Contracts to provide industrial utilities services generally have shorter terms (6 to 7 years on average), while contracts in the facilities management sector generally last 3 to 5 years.

When possible, Dalkia offers its clients solutions utilizing renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects.  A combination of energy sources may also be selected in order to take advantage of the complementary nature of each source.  For instance, in 2007 Dalkia acquired PannonPower, the leading biomass plant in Hungary.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large “district” heating and cooling networks.  Dalkia currently manages 700 urban and district heating and cooling networks worldwide, particularly in the United States, France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states.  Dalkia does not necessarily own the networks it operates, and in some cases, public authorities own the networks and delegate to Dalkia the responsibility of managing, maintaining and repairing them.  The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide variety of public and private facilities, including schools, health centers, office buildings and residences.

Back to Contents

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency.  Dalkia provides public, industrial and commercial services clients with integrated energy services, which include plant design, construction and improvement, energy supply, and plant management and maintenance. Dalkia provides customers with a large range of technical services and manages more than 100,000 energy plants throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in Europe. It has developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and servicing of equipment.

Integrated Facilities Management

Facilities management contracts integrate into one global service a range of services, from thermal, electrical and mechanical equipment maintenance to logistics.  As a result, one company can meet a client’s different needs.  Dalkia provides facilities management services for its industrial or commercial services clients (such as business premises, corporate offices or health establishment sites.).

Street Lighting Services

Citélum, a subsidiary of Dalkia, has earned a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures.  Citélum operates and maintains lighting in a number of cities in France and abroad, and provides artistic lighting services at important architectural works and sites. 2007 saw the opening of an establishment in Chile where Citélum won an operation-maintenance contract for public lighting in the city of Santiago de Chile.  Citélum was also awarded a contract by the city of Syracuse in Sicily and also signed a Public-Private Partnership (PPP) contract with the city of Agde.

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Eau, including maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2007

In 2007, Dalkia increased its revenues by 12.7% compared to 2006.  These results were the result of commercial growth and significant international expansion (particularly in central Europe and in the Asia Pacific region), despite extremely mild winter weather in early 2007.

In France, Dalkia renewed 80% of its contracts that were due to expire during 2007.  Contracts that were lost included the paper mills of the Gorge region due to the closure of the site, the heating network of a section of Bourges, the Palais des Congrès in Nice, and the ONERA in Chatillon.  These unrenewed contracts represented approximately 2% of Dalkia’s revenues.

In addition to the contracts signed in 2007, which appear in the table below, in October 2007 Dalkia began the implementation of a heat and electricity supply contract for the a bio-ethanol production plant in Usti Nad Laben, in the Czech Republic. This contract, signed in April 2006, represents estimated revenue of  €67.7 million over a period of 10 years.

Back to Contents

Principal Contracts in 2007

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies1.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France
Public/Local Authorities
Lille	December	Renewal	8 years	5 million	Management of 282 communal buildings in Lille: schools, cultural, social and administrative centers.
Vandoeuvre	March	Renewal	20 years	6.135 million	Management of heating network.
Vémars	July	New	24 years	3.8 million	Sustainable urban development project: commercial, industrial and living zone. Private biomass and wood-energy electricity and heating network.
Industrial and Commercial Services
Tour Granite, La Defense	December	New	4 years	4.95 million	Management of the new Société Générale Granite tower (70,000 m², 4,500 working stations, label HQE).
Rest of World (outside France)
Public/Local Authorities
Jiamusi, China	April	New	25 years	1 billion	Management of the leading heating network in China: 250,000 inhabitants, 5.5 million square meters of commercial and municipal buildings.
Industrial and Commercial Services
Setra, Sweden	March	New	15 years	35.8 million	Construction and operation of a biofuel boiler providing hot water to a sawmill.
Bahrain Bay, Bahrain	March	New	25 years	215 million	Design, construction and management of a cooling network for a real estate project in Bahrain Bay.
Santa Casa de Misericordia Hospita, Brazil	May	New	15 years	186 million	Providing multi-technical services, management of utilities, management of the subcontracting of hospital security and catering services.

1 Revenues expected under foreign contracts won during 2007 have been converted into euros at the rate of exchange prevailing on December 31, 2007 and represent the portion due to Dalkia under such contracts.    Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Acquisitions and Divestitures in 2007

In 2007, Dalkia expanded in central Europe through various acquisitions including, among others, PannonPower in Hungary, whose central unit supplies the second largest heating network in the country; Rekotak in Slovakia, which manages thermal plants in a section of Bratislava under a 29-year contract, and the operator of the urban heating network and heat and electricity production of Varna, the third-largest city in Bulgaria.

In China, through the acquisition of a majority stake in YangGuang, Dalkia took over the construction and operation project relating to the “South West” heating network of the city of Harbin, the capital of the Heilongjiang province in northeast China, which has 9.5 million inhabitants.

At the end of 2007, our energy services division expanded to the United States through its acquisition of Thermal North America Inc., which has the leading portfolio of heating and cooling networks in the United States.

In total, over the course of 2007, Dalkia formed or purchased 71 companies, and sold, liquidated or merged 19 companies. As a result, at December 31, 2007, Dalkia held 469 consolidated companies, including 242 foreign companies.

Transportation

Through our transportation division, Veolia Transport, we are the leading private operator of public ground transportation in Europe. Veolia Transport operates road and rail passenger transportation networks under contracts with national, regional and local transit authorities. Veolia Transport has been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transport estimates that the worldwide transportation market currently stands at €460 billion, of which only 15%, or approximately €70 billion, is currently open to competition.  The opening of transportation markets over the past several years has been particularly significant in Europe, but has occurred on other continents as well.

Moreover, the worldwide trend of population movement towards urban areas increases the need for mass transportation services, thereby strengthening the market potential in areas that Veolia Transport seeks to service.

At the end of 2007, Veolia Transport had 81,532 employees around the world.  It has a presence in more than 30 countries, and conducts its activity mainly in Europe, North America and Australia. While continuing to strengthen its position in France, Veolia Transport has a strong presence outside of France as well, where it earns approximately 60.6% of its revenues. In 2007, Veolia Transport pursued its growth in North America and Europe.

Veolia Transport estimates that it provided transportation to more than 2.7 billion travelers in 2006, and that it managed contracts with approximately 5,000 public authorities.

The following table shows the consolidated revenue and operating income of our transportation division, after elimination of all inter-company transactions.

Transportation

(in millions of euro)	2007	2006	Change 2007/2006

Revenue*	5,590.1	4,951.5	12.9%
Operating income	130.3	13.6**	858.1%

* Revenue from ordinary activities under IFRS. ** Includes the impact of an €86.5 million impairment charge relating to certain German activities.

Back to Contents

Overview of Transportation

Veolia Transport primarily operates road and rail passenger transportation networks under contracts won through public bidding processes initiated by various public authorities.  The public authorities with which Veolia Transport contracts generally own the heavy infrastructure used by Veolia Transport, and typically set schedules, routes and fare structures for the networks that Veolia Transport operates and manages.   Veolia Transport primarily conducts its business through outsourced management of transportation activities under conditions and structures that differ from one country to another due to varying legal and regulatory requirements.  Each contract between a public authority and Veolia Transport governs the relationships between the two parties, including payment to Veolia Transport and the risks to be borne by each party, and typically lasts for a fixed period.  Because the fares Veolia Transport charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transport is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France).  Veolia Transport’s management contracts generally last from 2 to 12 years, except for those that take the form of “operating concessions”, which last approximately 30 years on average.

Veolia Transport’s activities can be broken down into four principal categories: (i) urban mass transportation (urban transport, suburban and other transportation services), (ii) intercity and regional transportation, (iii) industrial markets, and (iv) transportation management (passenger information services, clearinghouses and central telephone operators).

Urban Mass Transportation

Veolia Transport operates a number of bus networks, suburban trains, tramways and metros, and provides customized transportation services as well.  Veolia Transport is either partially or entirely responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), marketing and managing customer service.

In many urban areas, Veolia Transport provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority within a given region.  Veolia Transport also offers integrated services within networks managed by several different operators in an urban area, including the Paris suburbs, Stockholm, Sydney and Düsseldorf, among others.

Veolia Transport operates ferry services in tandem with its bus services in various urban areas.  It does so in Toulon (France) and Göteborg (Sweden), for example.

Urban and Suburban Transportation

In France, Veolia Transport operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy, Nice and Bordeaux.  Veolia Transport is also the operator of the bus networks in, among others, Nice, Toulon (where tramway infrastructure is currently being installed as well) and approximately 40 other French cities.  Veolia Transport has a strong presence in the Ile-de-France region, where it operates numerous bus lines in the inner and outer suburbs of Paris.  It is the main private operator in the region, operating the bus networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Veolia Transport operates tramways and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping and Stockholm (Sweden). Veolia Transport also operates the Stockholm metro, as well as bus lines in Scandinavia, the Netherlands, Switzerland, Czech Republic, Estonia and numerous cities in Poland.

In southern Europe, until the sale by FCC-Connex of its Spanish bus subsidiary CTSA in November 2007, FCC Connex Corporación SL, which is jointly owned by Veolia Transport and FCC, combined the passenger transport activities of the two companies in Spain.  FCC-Connex managed the urban and suburban transport services in several cities, including, among others, the Barcelona tramway and the urban transport network of Jérez.  Veolia Transport operated the urban network of the city of Pamplona.  Following the sale, Veolia Transport intends to redevelop its activities in Spain through its wholly-owned subsidiary Veolia Transport España SL.

Back to Contents

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

In Canada, Veolia Transport provides transportation services in the southern suburbs of Montreal, as well as bus services in York (Ontario) since September 2005.

In Australia, Veolia Transport operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney.  It also operates bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transport operates trains in the suburbs of Auckland.

In the rest of the world, Veolia Transport operates through partnership with other operators a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogotá (Colombia), a network of bus lines in Santiago (Chile) and three urban bus networks and inter-urban bus lines in Israel. In Jerusalem, Veolia Transport is also part of the consortium that has been awarded the concession for the operation of a future tramway.

Other Transport Services (transportation on demand, para-transport, taxis and more)

Veolia Transport offers innovative transportation services in certain cities that supplement traditional transportation networks.  For example, Veolia Transport offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montluçon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States).  Veolia Transport also manages all of the on-demand transportation services in the North Brabant region and in Limburg in the Netherlands.

Veolia Transport manages taxi services in the Netherlands and the United States, in particular in Baltimore, Denver and Kansas City.  It provides transport for persons with reduced mobility in Bordeaux and other regions of France, in Canada and in the United States (“paratransit”), in particular in California, Arizona, Nevada, Texas, Maryland and South Carolina.  In addition, in 2007, Veolia Transport added bicycle transportation to its range of services.

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

In France, Veolia Transport has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country.  Veolia Transport also operates a number of regional rail networks, covering approximately 300 kilometers, through contracts with regional public authorities or sub-contracts with the Société Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Veolia Transport has a strong presence in Germany, with more than 3,000 kilometers of regional railway lines, the United Kingdom, Norway, Sweden, Finland, Slovenia, Slovakia, Belgium, Spain, the Czech Republic and the Netherlands and, since late 2006, Serbia and Croatia. Through Eurolines, a company in which Veolia Transport has had a 100% interest since March 2005, Veolia Transport provides transport by motorcoach on regular international routes serving over 1,500 cities throughout Europe.

In the United States, in the regional rail network sector, Veolia Transport operates Sprinter, in South Los Angeles, and Tri-Rail, a network in the suburbs of Miami.

Veolia Transport is continuing to develop ferry transport service in areas such as Finnmark and Norrland (Norway) and Zeeland province (Netherlands), as well as through its 28% shareholding in the Société Nationale Maritime Corse Méditerranée (SNCM), which manages passenger and freight maritime transportation services between Marseille, Nice, Corsica and North Africa. Veolia Transport is a shareholder of SNCM alongside Butler Capital Partners (38%) and the French State (25%).  SNCM is fully consolidated in our consolidated financial statements.  This consolidation method was analyzed using the IAS 27 standard and reflects the rules of governance of SNCM.  Specifically, Veolia Transport appoints all of the members of SNCM’s management board (directoire), has broad operational and financial management powers and exercises control over SNCM within the meaning of IFRS.

Back to Contents

Industrial Markets

In addition to the personnel transport services provided by its French subsidiaries, such as the Eurocopter site in Marignane, and those in the rest of Europe, Veolia Transport is present in two areas of industrial activity that represent nearly 4% of its revenues: rail transport (freight transport and management of industrial rail junctions and related logistics) and airport services.

Rail Transport

This activities in this sector are carried out in Europe through Veolia Cargo, assisted by specialized national subsidiaries in France, Belgium, Germany and the Netherlands.

In the area of freight transport, Veolia Transport operates a number of regional, national and international freight trains in France, the Netherlands and Germany.

In 2007, Veolia Cargo reinforced its position in Germany, developed its client portfolio in the French national market, and consolidated its development strategy in France and Germany.  Veolia Cargo also launched several container transport lines, thus solidifying its partnership with the ship owner CMA-CGM.  Another highlight of the year was the creation of subsidiaries in Belgium and Italy.

In addition, in the area of industrial rail junctions and related logistics, Veolia Cargo, through its subsidiaries in France and Germany, manages junctions for large industrial customers (in particular in the steel and refining industries), with factories that are linked to a national rail network.

Airport Services

This activity covers a range of services for airline clients (freight transport at Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by VE Airport, in whose capital  Veolia Transport holds a 60% interest.  Veolia Transport also manages passenger transport services inside airports.

Management of Airport Infrastructure

In the area of airport infrastructure management, Veolia Transport has been operating, maintaining and managing the public areas of the Nîmes-Garons airport (grounds, construction, building maintenance, and airline intake structures for passengers or freight), since January 1, 2007. This project represents a new air transportation infrastructure management business for the Group, which provides a total management solution for a site welcoming 250,000 travelers per year.

Transportation Management

Growth in Veolia Transport’s business depends on increased use of public transportation networks, which in turn is closely related to the quality of services provided by these networks.  To increase passenger usage of its networks, Veolia Transport’s efforts focus on adequately matching service offerings with demand for such services, and developing local information services relating to transportation systems for travelers.

Accordingly, Veolia Transport has developed the “Optio” system, a service that provides complete information to anyone who wishes to use public transport within a region (regardless of the operator).  The service involves the use of a call center, an internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP.  The “Optio” system currently operates in the French departments of Oise and Isère.  In addition, Veolia Transport has developed “Connector Plus”, a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones.  Veolia Transport has installed the “Connector Plus” system in Stockholm as well.  In addition, Veolia Transport has recently created several internet sites that allow users to prepare their itineraries using local transportation systems in France and Australia.

Back to Contents

Description of Activities in 2007

In 2007, revenues in our transportation division increased by 12.9% compared to 2006, due to an increase in revenues from urban and intercity passenger transport abroad resulting from the latest developments in Europe.

On a commercial level, despite the non-renewal of a contract for the operation of the train line between Göteborg and Stockholm and the north of Sweden (the Norrland train) and a contract relating to the operation of a portion of the Stockholm bus network (these contracts together representing less than 1.5% of Veolia Transport’s revenue), 2007 saw the renewal or the initial signing of a large number of medium-sized contracts, particularly in Europe. For instance, 17 contracts for the operation of regional bus lines in Belgium were renewed, worth a combined estimated revenue of around €33 million.  The revenue represented by non-renewed contracts in 2007 is not significant in comparison with total revenues in the transportation division.  The following were some of the highlights of 2007:

In April 2007, in the Rhône department of France, Veolia Transport won the operating contract for Leslys, the leading express railway link between the city and its airport, in a consortium that included Vinci, la Caisse des Dépôts, Vossloh and Cegelec. In maritime transportation, the operating contract for the transportation to the Morbihan Islands known as “îles du grand large” represents average annual traffic of approximately 1,600,000 passengers.

In the United States, railway activities grew significantly in 2007. In addition to the renewal of the Boston contract in December 2007, which is the contract for the operation of the largest suburban train in the American market, two new railway contracts were signed: the Tri-Rail contract in the south of Florida (a suburban train) began on July 1, 2007 for a term of 7 years and estimated total cumulative revenue of €43.2 million; in Austin (Texas), a contract for freight transport (this activity being sub-contracted to another operator) and urban and suburban passenger transport with a five-year term was concluded in August 2007 for estimated total cumulative revenue of approximately €73.5 million. The renewal of contracts with Boston and Las Vegas in January 2008 was a major success and strengthens the position of Veolia Transport in North America.

In India, a consortium in which Veolia Transport holds a 5% interest was awarded the 35-year concession contract (five years of which are dedicated to construction) for the construction, operation, and transfer of the first subway line in Mumbai (formerly known as Bombay). The operation and maintenance contract for this subway line, which is currently being negotiated between the company granting the concession and a company whose majority shareholder is Veolia Transport, should be signed during the first half of 2008.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies1.

1 Revenues expected under foreign contracts won during 2007 have been converted into euros at the rate of exchange prevailing on December 31, 2007 and represent the portion due to Veolia Transport under such contracts.   Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France
Public Authorities
Lyon	April	New	30 years	360 million	Operation of tramway network linking Saint-Exupéry airport to Lyon.
Morbihan Islands	November	New	7 years	154 million	Operation of service to the Morbihan Islands.
Marseille – Corsica	June	New	6.5 years	1.2 billion	Operation by SNCM of passenger and freight maritime transport between the continent and Corsica.
Europe (outside France)
Public Authorities
Norway	June	Renewal	8 years	1.3 billion	Operation of the public transport network in Finnmark.
Norway	April	Renewal	5.5 years	231 million	Operation of the public bus transport network in the Rogaland Province.
Holland	January	Renewal	7 years	371 million	Operation of the public transport network in Brabant.
North America
Public Authorities
Boston	December	Renewal	3 years	450 million	Operation of a public railway transportation network.
Rest of the World
Public Authorities
Melbourne	November	Renewal	1 year	368.5 million	Operation and maintenance of trains for Melbourne suburbs
Auckland	September	Renewal	2 years	52 million	Operation and maintenance of trains for the Auckland region.
Seoul	June	New	10 years	400 million	Operation of the 9-metro line which will open in 2009.

Acquisitions and Divestitures in 2007

In 2007, Veolia Transport pursued its expansion in the Pacific zone with the February 2007 acquisition, of Transit First, which operates more than 80 buses in the Sydney region. As a result of this acquisition, Veolia Transport has more than 420 employees and a fleet of 250 buses in Sydney, transporting approximately 11 million passengers per year. Veolia Transport also acquired Brookers, thereby strengthening its development in charter buses in Brisbane. Additionally, in November 2007, Veolia Transport acquired the Australian bus operator South West Coach Lines, which is the leading bus operator in the south-west portion of the country.  As a result of these three acquisitions, Veolia Transport has approximately 4,000 employees in Australia as well as a fleet of more than 1,000 vehicles that transport more than 200 million passengers per year.

Back to Contents

In October 2007, Veolia Transport acquired the public transportation company People Travel Group, which operates mainly in Sweden but also in Russia, providing airport services as well as charter and tourism services. This company, which has approximately 900 employees and 165 buses, generates annual revenue of approximately €63 million. Veolia Transport also acquired Värmlandsbuss, which operates in the county of Värmland in Sweden.

On August 31, 2007, Veolia Transport sold all of its interest in Veolia Transport Danmark A/S. This company and its five subsidiaries, whose activities include public bus transport, have approximately 1,600 employees and operate more than 640 buses.

In total, over the course of 2007, Veolia Transport formed or purchased 55 companies, merged 38 companies, and liquidated or sold 18 companies.  At December 31, 2007, Veolia Transport included 528 consolidated companies, compared with approximately 520 as of December 31, 2006.

Development of Synergies: Multiservice Contracts

to Benefit Industrial and Commercial Services Clients

Outsourcing and Multiservices Market

We believe that our position in the market for industrial and commercial services customers has allowed us to take advantage of the synergies that exist among our four divisions. Growth in this market, which is estimated to be greater than 10% per year, was initially due to the expansion of outsourcing, as industrial companies sought to outsource certain ancillary activities to third-party service providers.  This outsourcing trend applies to all of our businesses, including energy services, water services, waste management services, on-site management of rail junctions and rail freight transport.

We offer a “multiservice” alternative to our customers, which involves the provision of services by several of our divisions under a single contract.  This alternative improves our  ability to meet the expectations of certain customers who wish to outsource a range of services to a single service provider.  This relationship also allows for greater technical synergies, economies of scale and mutual commercial benefits.

Our multiservices contract, signed in 2003 with PSA Peugeot Citroën, is a good example of the synergies that are possible.  The subsidiary created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, involving more than twenty different activities. By delegating such a broad range of activities to us, PSA Peugeot Citroën is able to ensure the regulatory compliance of its sites, while realizing significant savings. These savings largely result from an overhaul of the previous organization and work plan, the implementation of skill training programs, the resumption of management of activities that were previously subcontracted, and the implementation of a new energy policy.  In 2005, the economic and operational success of this partnership led the PSA group to seek the same scope of services from us for its new facility in Travna (Slovakia).

Our Organization for the Provision of Multiservices

In order to develop this multiservices activity, we have established a specific organization, Veolia Environnement Industries (“VEI”), to coordinate our various activities.  While VEI plays a supervisory role, each of our divisions remains responsible for the ultimate performance of services falling within its area of expertise.

VEI manages our bids for multiservice contracts, and a project manager from VEI is appointed for each multiservices contract.  Commercial projects and bids are prepared in coordination with our divisions, and are then reviewed by a commitments committee before submission to clients.  Subsequently, the contract may be performed by a dedicated special purpose  entity managed in part by the divisions involved in the project, in particular if we decide to work with the client’s personnel.

Multiservices Business Activity

Our activities within the multiservices market are organized principally around 12 major contracts, which together generate revenues of more than €437 million annually and are expected to generate total revenue over the life of such contracts in excess of €2.5 billion. The average length of these contracts is eight years.

The multiservices market has a strong international dimension, in particular with respect to construction of new factories (known as “greenfield” projects).  This was the case for, among others, ArcelorMittal in Brazil and PSA Peugeot Citroën in Trnava (Slovakia).

Back to Contents

Under a five-year multiservices contract with Renault signed in December 2006, (under which operations began in January 2007), we manage general and environmental services at all of Renault’s automobile construction sites in the Paris region (Boulogne-Billancourt, Guyancourt and Rueil-Malmaison). This contract relies on the expertise of our energy, environmental services and transportation divisions in order to provide a wide range of services at the 1 million m² site at which Renault employs more than 20,000 people.  This contract was signed with the objective of reducing expenditures by 20%. The range of services to be provided includes the management of electrical, heating and air conditioning equipment, waste management and disposal, management of open spaces and developed sites, logistics and transportation (including management of all employee vehicles and their garages, management of inventories and mail transport) as well as commercial services (such as the visitor reception area). This is our most significant contract signed to date for commercial sites. It represents consolidated revenues of €600 million.

We manage all the energy production and services for Socata, a subsidiary of the group EADS, at its Tarbes site. This contract draws on the expertise of several of our businesses. Work under this contract began in early 2007.  The range of services to be provided includes the production of gas, electricity and water for all of the buildings on site, as well as for industrial processes, including Lipofit2, a “clean” fuel. Also included are all services relating to the technical maintenance of the plant and buildings, environmental services for the site, and services for users including mail, caretaking, and reception.  This is a three-year contract that may be extended to five years and represents estimated annual revenues of  €3.4 million.

On December 21, 2007, we renewed a multi-services contract with Novartis relating to Novartis’ site in Basel, Switzerland. The initial contract, which was signed in 2000 for a seven-year term was, at the time, the largest environmental services outsourcing agreement to be signed by an industrial company and allowed the integration of more than 300 Novartis employees within our company. Novartis, along with Ciba and Huntsman, which are located at the same sites, renewed their relationship with us by entering into this new seven -year contract representing combined annual revenues of  €140 million.  This contract, which represents cumulative revenue of close to €1 billion, is the largest contract we have signed with an industrial client. The services are to be provided by one of our subsidiaries, Valorec Services AG, at the sites of St Johann, Klybeck in Basel and Schweizerhalle. The scope of services, which is virtually unchanged, includes the management and maintenance of the energy production and distribution utilities, the solvent recycling plant (one of the largest sites in Europe), the incineration of hazardous materials and overall day-to-day waste management responsibilities.

We continue to perform contracts previously entered into with ArcelorMittal (in Montataire, France and in Brazil), Futuroscope (in Poitiers, France), Visteon (in Germany), Corus Packaging (in the United Kingdom), PSA Peugeot Citroën (in Mulhouse, Sochaux, Vesoul and Belfort, France and in Trnava in Slovakia), and Schenectady (in Béthune, France).

Multiservices Contracts Signed in 2007

We entered into the following multiservices contracts in 2007 with industrial clients1:

Company	Location	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Socata (EADS)	Tarbes (France)	January	New	3 years	10 million	Provision of gas, electricity and water utilities for buildings and processes; use of the clean fuel “Lipofit2”; technical maintenance and building maintenance; user services.
Novartis (CIBA, Huntsman)	Basel (Switzerland)	December	Renewal	7 years	980 million

Management and maintenance of energy production and distribution utilities; management of solvent recycling installations; management of the incineration of hazardous waste; day-to-day waste management.

1 Revenues expected under foreign contracts won during 2007 have been converted into euros at the rate of exchange prevailing on December 31, 2007.  Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges arising from changes in regulations, as well as the presence of experienced competitors.

Competition in each of the markets we serve is primarily based on the quality of the products and services provided, and the supplier’s reliability, customer service, financial strength, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for governmental authorities or non-outsourced divisions of industrial or commercial enterprises.  In each of the markets in which we operate, our competitive strengths are our technological and technical expertise, our financial position, our geographical reach, our experience in providing environmental management services, managing privatized and outsourced employees, and our ability to comply with regulatory requirements.

In the particular area of provision of environmental services to industrial clients, Suez Environnement provides a range of services including energy, water and waste management.  The GDF-Suez merger and the anticipated listing of Suez Environnement do not significantly change the competitive position of Suez Environnement.  Certain actors in the industrial sector are also trying to enlarge the scope of their business to include the provision of environmental services. In particular, the subsidiaries of certain energy producers (such as Cofatech, a subsidiary of GDF, and RWE) have been active in doing so. Companies specialized in electronic installation, such as Faces (a subsidiary of Cegelec) have also expanded their environmental services offering.  In the area of facilities management, companies such as Johnson Controls seek to provide multiservice offers to their commercial services clients.  Cleaning companies, such as ISS, are attempting to expand their offerings and to provide solutions outside of the cleaning business. Additionally, among new competitors, GE has announced its intention to develop its business within the water sector. However, the majority of competitors do not offer the same range of technical expertise in environmental services as we do. Therefore, in certain cases, our competitors are forced to set up ad-hoc arrangements to respond to clients’ demands.

We expect that our competitors in individual sectors will, in coming years, seek to expand their activities to become integrated environmental management services providers. This change has been prompted by the desire of potential clients to outsource a larger portion of their business.  Thus, companies with worldwide abilities have begun to respond to multi-site and multi-national calls for tenders, such as Jones Lang LaSalle in facilities management. Industrial services providers are also moving towards greater consolidation by creating multiservice subsidiaries, as is the case of Voith in Germany.

A new form of competition has developed over the last few years due to the growing role of financial groups such as infrastructure funds (such as Macquarie Bank) or private equity funds.  Although they are not global or strategic competitors, they are often present in privatization tenders and asset sales and can occasionally compete with us for growth opportunities.  The development of Public-Private Partnership (PPP) has also resulted in the appearance of new players from the construction sector who are capable of managing the significant construction and financing challenges imposed by these operations. Service providers like us may collaborate with these companies within the framework of groups formed to respond to calls for tender offers.  These include mainly Bouygues, Vinci and Eiffage.

It is important to note that our major competitor is often the client itself. Clients systematically compare the benefits and advantages of outsourcing to maintaining the status quo.

With respect to the provision of environmental services to public authorities, there has been a tendency in France over the last few years towards returning to local government control, which has reduced the number of delegated management contracts available in the market. Nevertheless, this tendency has remained fairly limited. In Germany, the Stadtwerke play a leading role in the environmental services market (in the areas of water, environmental services and energy services). In numerous countries in Eastern Europe, however, markets are slowly opening to competition, albeit partially.

Finally, new actors from the public works and building sectors may begin to offer services in the market following completion of large and/or extensive investments, which in turn require the provision of services (e.g., construction of a hospital which then requires ongoing maintenance of technical services). These new actors may provide services within the context of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by a new regulation dated June 17, 2004. The emergence of such new actors is a natural outgrowth of a market in which ownership of infrastructure developed in order to support the provision of comprehensive environmental services often reverts back to the client at the term of a contract.  For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a competitive presence on the market.

Back to Contents

Water

Through Veolia Eau, our principal international competitor in the water sector in 2007 was Suez Environnement (through its subsidiary Ondeo), which strengthened its position in Spain (by increasing its stake in Agbar and investing in the capital of Aguas de Valencia following the repurchase of the interest previously held by SAUR). RWE, which in 2006 had announced a reorganization process in order to focus on its energy businesses, sold Thames Water Holdings plc, the most significant water management company in Great Britain, to the consortium Kemble Water Limited, managed by Macquarie, in 2007. After this announcement in March 2006, the initial public offering of its American subsidiary American Water was postponed.

In the North African, Middle Eastern, Chinese and Indian markets, Veolia Eau competes with Asian companies (Singaporean companies, such as Hyflux and Asia Environment, and Japanese companies, such as Marubeni and Mitsui) and Spanish companies from the building and public works sectors (Acciona, Aqualie-FCC, ACS), but also with conglomerates, particularly General Electric and Siemens, which have demonstrated their international ambitions in water treatment technology.

At both the national and regional level, Veolia Eau faces a number of local competitors, including public companies and local mixed public-private companies such as Acea and Amga in Italy, Gelsenwasser in Germany (which entered the French market through the purchase of an interest in the capital of Nantaise des Eaux), Canal Isabel II in Spain, public enterprises in Brisbane, Australia or semi public entities (régies départementales) in France.

In addition, investment funds and other pension funds seeking stable revenues (Hastings Funds Management, Macquarie, JPMorgan, Canadian Pension Fund) made significant investments in regulated water assets in Britain (South East Water, Thames Water, Southern Water) and Chile (Ontario Teacher’s Pension Plan with Essbio and Aguas Nuevo).

Environmental Services

Through Veolia Propreté, our principal competitors in the environmental services sector are either solely regional, or they cover only one part of the sector in which Veolia Propreté operates.

In Europe, where Veolia Propreté conducts the majority of its waste management activities, and in the PECO zone, the principal competitor is Suez Environnement, acting through its subsidiary SITA, Remondis, FCC and Biffa.

Veolia Propreté may expand further in North America as well, where its principal competitor is Waste Management, along with Allied Waste and Republic Services.

In Latin America, Veolia Propreté’s operations are concentrated in Brazil and Mexico, where it competes primarily with Suez Environnement and a variety of local companies.

In the Asia/Pacific region, Veolia Propreté’s main competitors are Cleanaway and Suez Environnement (acting through SITA), as well as various local companies.  The Australian group Brambles (operating under the Cleanaway brand) has withdrawn from the waste management business.

Energy Services

Combining diverse services and different types of market participants, the energy services market presents us (through our energy services division, Dalkia) with strong competition, posed by sector-specific companies. Only two companies, Elyo (Suez) and Cofatech (GDF) have strong international presences and a diversified and complete service offer comparable to ours.  Among sector-specific companies, Dalkia competes against large local competitors with active presences, such as ENEL, Vattenfall, Fortum, ATEL and EON.

In the commercial services sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning and food services, for example) seeking to expand their offering to include multi-technical services, and from technical maintenance companies focusing on technical maintenance such as electrical installation.

In addition, we face growing competition from municipally- or publicly-run companies, principally in Central Europe, Germany, Austria and Italy.

Back to Contents

Transportation

In transportation, our principal competitors are large private operators, primarily French, American or British, and public companies (national or local) operating public monopolies. Our principal private competitors at the international level are the British groups FirstGroup, National Express, Stagecoach, Arriva and Go Ahead, and French groups Kéolis (which has SNCF as an industrial partner and shareholder, though 53% of its share capital is held by 3i, an investment fund) and Transdev (a subsidiary of the Caisse des Dépôts et Consignations, which has an alliance with the French metro operator, RATP). FirstGroup is the world’s largest group for public and private transportation. Among Veolia Transport’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and, in France, the RATP and SNCF.

In North America, the competitive market has evolved, particularly as a result of the purchase of Laidlaw by FirstGroup.  In the area of rail transport, Amtrak’s persistent budget difficulties have further opened the market to delegated private management.

In Asia, companies with international objectives constitute new competitors in the European and Asian markets. These companies include, in particular, ComfortDelgro, the transport network operator in Singapore, 40% of whose revenue come from international business, especially in China and the United Kingdom, and MTRC, the subway operator in Hong Kong, which participated in several calls for tenders for railways in Asia and Europe.

Contracts

Our activity is focused on providing services either to the public, usually in connection with a contract with a public entity responsible for the service—for example, in connection with the delegated public service management of a drinking water production and distribution service or management of an urban heating and cooling network—or to the contractual counterparty directly, which may be a public entity or an industrial or tertiary enterprise (such as an outsourcing contract).  Increasingly, the assignments involve the development and building, as well as financing, if needed, of facilities and the work necessary for the operation. This tendency is a natural result of increasingly stringent requirements relating to environmental and economic efficiency and the significant awareness that this efficiency requires equipment and work, which from the beginning take operational concerns into account. Budgetary constraints placed upon public finances in a number of countries are also a factor. All of the contracts signed with public entities are global assignments involving conception, construction, financing and management, which are sometimes called PPP by extension. Contracts can normally be distinguished based on their legal status and according to whether the person receiving the service from the company is a public or private person seeking assistance in its activities, or whether the public is paying directly for at least part of the costs.  The services we provide are often vast and multi-functional, requiring adequate employee infrastructure and specialized resources. They may also require management of works or infrastructure that are technically complex, such as a wastewater treatment network and purification plant or an industrial co-generation facility.  These works or infrastructure projects may either be provided by the client, or we may finance and build the infrastructure ourselves.

Our global management services to public entities provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport, production and distribution of heating and cooling through urban networks and energy services.  In many countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is charged not only with implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

•

the public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management), thereby limiting the number of projects granted to private operators like us and leading most often to shorter-term contracts, or

•

the public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the latter, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary.  The public authority may also request that the third party finance and build any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies  or other public entities.

Based on the different means by which public authorities choose to manage the provision of public services, we have developed various types of contracts to respond to their specific requirements.  The contracts we employ generally fall into one of three categories, depending on whether we are entrusted with total responsibility for provision of a public service and whether we have a financial and commercial relationship with the end users:

Back to Contents

•

the public authority chooses to manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works, to whom it pays a set price under contract.

•

the public authority may prefer a more expansive contract involving construction and management of services, which may include the financing of required infrastructure.  These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts, or since 2004 in France as “partnership contracts”, or

•

the public authority entrusts a company with the responsibility for the full provision of a service, with the latter assuming all or part of the operational risks. Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for and free to implement the means necessary to provide the service, but must do so in accordance with the terms set by the public authority based on expected performances and prices charged to end users. This is the logic of “delegated management” or “concession” in a global sense (also known as a PPP), which means the entity assumes the “risks and perils” or “risks and advantages” to the extent its compensation is linked to its operating results.

In certain countries, public authorities may also choose to be involved as little as possible in the provision of public services to inhabitants, or to be satisfied with the more or less restrictive regulation of the relevant activities. This creates opportunities for us as well, most often through acquisition of the private operator that is already serving a given area.

The historic traditions of the various countries in which we operate tend to favor one of the above-mentioned general contract types over the other.  In France, for example, where there is a long tradition of granting concessions and delegated public service management contracts are often the preferred choice.

Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation.  All such contracts have, in most cases, the common feature of being long-term agreements.

We also enter into outsourcing contracts for the management of complex services with our industrial and commercial services clients, which are analogous to the contracts entered into with public authorities above.

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

We are also very attentive to contractual provisions, in particular when we must finance the investments called for under a contract. Given the complexity of management agreements and their generally longer term, we possess skills regarding contract analysis and control.  The legal departments of our divisions are involved in the preparation of contracts, and carry out verifications on the implementation of our main contracts.  Each year, our internal audit department includes a review of the contractual and financial stakes of our most significant contracts in its annual program.

Environmental Regulation, Policies and Compliance

Environmental Regulation

Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America.  On April 21, 2004, the European Union adopted a directive concerning environmental responsibility that has been transposed, or is in the process of being transposed, by member states. This text sets forth the principle of operators’ civil liability for any serious damage to protected species and natural habitats and any damage to the water and soil, excluding persons and property. This potential liability encourages the implementation of preventive measures. In addition, the REACH regulation on chemicals, which has been in force since June 1, 2007, has established a new European methodology for the management of chemicals that is designed to enhance knowledge of the substances that are currently circulating within the European market. This has particular implications for us as users of such substances, in particular the importance of cooperation and exchange of information with suppliers.

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

Back to Contents

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/EC of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/EC of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants.  Directive 2006/118/CE of December 12, 2006 concerning the quality of ground water provides for oversight and a limit regarding the amount of chemical substances in water by 2015.  In France, regulations concerning water destined for human consumption were revised, resulting in new water quality limits and references. For installations serving more than 10,000 inhabitants, the person responsible for the water distribution must prepare a study concerning the vulnerability of water fixtures to malicious acts. In establishments where water is provided to the public, it is the responsibility of the person in charge of the establishment (and no longer that of the public service provider) to ensure that the water is fit for consumption.

Public authorities also impose strict regulations concerning industrial wastewater likely to penetrate collection systems, as well as wastewater and mud originating in urban used water treatment installations.

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.  The law relating to water and aquatic environments of December 30, 2006 addresses community demands for high quality water and significantly modifies the French legislation on water, also addressing community objectives concerning water quality until 2015.

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

In France, pursuant to the provisions of the Environment Code (Code de l’environnement) (articles L. 511-1 et seq.) relating to registered installations for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/EC of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular. In connection with the application of this directive in France, compliance studies were submitted to local French authorities in charge of the supervision of each relevant installation in June 2003, in order to determine the necessary corrective measures to be implemented by the end of 2005.

Back to Contents

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

With respect to the transportation of waste across national borders, the regulation of June 14, 2006 concerning the transfer of waste entered into force in July 2007.  This text sets forth the terms of the supervision and monitoring of waste transfers and simplifies and defines the current procedures for the supervision of waste transfers for non-hazardous, recyclable waste.

In addition, the European Union has, through directive 2003/87/EC of October 13, 2003, implemented a quota system for the emission of greenhouse gases targeting carbon dioxide in particular. Our waste management business is excluded from the first phase (2005-2007) of this directive, but may be targeted subsequently, and may as a result establish procedures to reduce methane and carbon dioxide emissions.

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

Since the end of 2007, the IPPC directive of September 24, 1996 regarding the “integrated prevention of pollution” is fully applicable. The directive requires a number of European industrial facilities, including large combustion facilities, to obtain licenses authorizing their operations, to be renewed periodically, and based, as much as possible, upon the techniques having the least amount of environmental impact, that is, “the best techniques available”.

European regulation 2037/2000/EC of June 29, 2000 sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro chlorofluorocarbon that are used in cooling plants.

As a result of the Kyoto Protocol, European regulation 842/2006/CE of May 17, 2006 imposes rigorous confinement and traceability measures for greenhouse gases, both for HFC refrigerating liquids or SF6 electrical insulators.

With respect to European directive 2003/87/EC of October 13, 2003 on greenhouse gases and carbon dioxide quotas, the energy services’ combustion installations of more than 20 MW have been part of the national plans of EU member states for the allocation of quotas since February 2005.

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

Back to Contents

Finally, with respect to its production of sanitary hot water, Dalkia is directly affected by European directive 98/83/EC of November 3, 1998, which addresses the quality of water destined for human consumption. Eighteen states, including France, have taken the position that this directive applies to cold and to hot water and to all types of management systems for production and distribution.

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

In Spain, decree (real decreto) 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A Spanish association has issued a guide on the subject (100030IN). In the United Kingdom, an approved code of practice (ACOP L8) issued by the Health and Safety Executive is the authoritative text, which has also inspired similar procedures in Belgium, the Netherlands, Ireland and at EWGLI.  In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have issued guidelines as well. Italy and Portugal have partially adopted the ASHRAE guidelines relating to the protection of tourists.

Transportation

Our transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require us to obtain certain permits.

In the European Union, standards called “EURO” have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with “EURO 4” standards and Veolia Transport’s networks are renewing their fleets with “EURO 4” or “EURO 5” vehicles. In 2006, the “EURO 4” standard took effect with strict requirements for the reduction of polluting emissions.

Further, Veolia Transport has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Veolia Transport is subject to the environmental standards applicable to depots, garages and underground cisterns whose activities may present a danger or inconvenience to the environment.  For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple notification regime.

Finally, in France, the law of February 11, 2005 relating to equal treatment and opportunities for the disabled provides that all public transport must be accessible to handicapped persons within 10 years.

Back to Contents

Environmental Policies

We strive to contribute to the enhancement of quality of life in places where we operate, and have placed the challenges of sustainable development at the heart of our strategy.  To this end, we focus not only on the preservation of the environment and the protection of natural resources and biodiversity, but also assume our economic and social responsibilities, particularly at a local level where we are committed to stimulating progress.

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

At the European Union level, all large combustion installations with thermal output greater than 20 MW fall under the new quota exchange system. For us, this primarily affects our energy services division, which manages almost 73,000 such installations in Europe (i.e., more than 2% of total installations). Quotas awarded to Dalkia represent approximately 1% of all European quotas awarded. Dalkia has worked to help keep carbon dioxide emissions within quota limits, and has established an adapted organization and created a dedicated legal structure, VEETRA, whose purpose it is to purchase, sell and recycle different kinds of greenhouse gas quotas.  These initiatives have allowed us to be an early participant in the quota exchange market, and through our participation we have optimized the profitability of our contracts and in some cases assisted clients in financing new investments that help to reduce greenhouse gas emissions. Some of Veolia Eau’s sites in Germany have also been affected, following its securing of certain municipal contracts (Stadtwerke).

At the international level (Kyoto Protocol), we have begun trying to generate emission credits that would be tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Propreté and Veolia Énergie (Dalkia) have already tested this in practice, through projects in Brazil and Egypt, along with six other South American projects.  Dalkia has also enacted a joint project in Lithuania. By using dedicated teams, Dalkia and Veolia Propreté intend to pursue this activity in the future.  Regarding transportation services, the first challenge in reducing greenhouse gas emissions is to establish reliable measurement tools.  Veolia Transport is actively involved in developing an initial tool that would apply to business transportation, in collaboration with EpE and ADEME.

At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (as France has done under its Plan Climat) or in the form of “domestic projects” that allow selected projects to benefit from emission credits (as New Zealand, Canada, Australia, and some U.S. states have done). The latter is currently being studied by France as well. Our teams are following all of these developments and attempting to integrate them into their planning.

Direct greenhouse emissions on sites that we managed in 2007 reached 42.8 million tons of CO2 (carbon dioxide) equivalents (compared to 36.5 million tons in 2006).

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

Our cooperation with UN agencies on multi-year programs as well as our sharing of know-how have led to our nomination as an associate member of the congress of Asian cities (Citynet).

Since May 2004, we have pursued a charity program through a corporate foundation called Fondation d’Entreprise Veolia Environnement (the Veolia Environnement Foundation). . This initiative is part of a long-standing tradition of corporate charity work, and was designed to improve coordination of actions and employee involvement in the areas of social solidarity, reintroduction of disadvantaged or handicapped people into the workforce, and environmental protection.  Since its creation, the Veolia Environnement Foundation has supported over 600 projects, each sponsored by one of our employees.

Certain of the 183 projects selected in 2007 (76 dedicated to sustainable development in communities, 67 to workforce reintroduction and 40 to environmental protection) demonstrate the international growth of the Veolia Environnement Foundation.  We have had the cooperation of the governments of several countries, including Slovakia, where the Veolia Environnement Foundation supports a center for information, health, education and professional-related services in Lomnicka, to assist the Roma community.  The Veolia Environnement Foundation subsidized the purchase of a refrigerated truck to distribute food to the homeless in suburban Chicago, and has also supported a food bank in Montreal, Canada. In Chile, it helped build and equip a general sports field for young people living in disadvantaged neighborhoods in Santiago.  In India, the first Indian sponsor collaborated with a number of NGOs in India to support a program to combat the sexual exploitation of young girls.  In Afghanistan, Stérience, a subsidiary of Dalkia specializing in the sterilization of hospital materials, has made its expertise available to the Veolia Environnement Foundation in order to assist in creating a care center for serious burn victims.

In 2007, the Prix du Livre sur l’Environnement, created by the Veolia Environnement Foundation in 2006, was awarded to Collapse by Jared Diamond.

We have two humanitarian aid and international cooperation departments: Veolia Water Force and Veolia Waterdev.  Veolia Waterforce was created in 1998 to assist the victims of Hurricane Mitch in Nicaragua and the Yangtze river flood in China. Its main purpose is to share expertise through its network of 450 volunteer employees.  Since its creation, Veolia Waterforce has carried out nearly 50 projects in emergency and development activities, in partnership with the United Nations, government institutions, local communities, NGOs and private companies. In 2007, Veolia Waterforce helped with the deployment of seven emergency humanitarian operations with French and foreign volunteers, in Sudan, Oman, Pakistan, Peru, North Korea, Mexico and Bangladesh. Veolia Waterforce was also called upon by its main partners, the French Ministry of Foreign Affairs and emergency medical care NGOs, to join forces in order to reinforce the capacity to provide common actions (tests of materials, coordination, development and unified procedures).

Back to Contents

We also participate in development projects through Veolia Waterdev, an international cooperation department whose objective is to share experiences and devise, along with public entities, civil society representatives and NGOs, solutions to facilitate access to local public water and sanitation services. Veolia Waterdev can intervene in these circumstances to urge French municipalities to cooperate in a decentralized manner.  In 2007, Veolia Waterdev participated in nearly 30 projects for the rehabilitation of water production and distribution systems in 15 countries, either through technical support for decentralized support programs or through the Alliance for Development, an innovative partnership bringing together the French Ministry of Foreign Affairs, the French Development Agency, sanofi-aventis and the Institut Pasteur to reinforce access to water, sanitation and health in Niger, Madagascar and Vietnam.

The Veolia Environnement Institute: a scientific approach dedicated to prospective tools for the environment and sustainable development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, we created the Veolia Environnement Institute, or the IVE, in 2001 to encourage prospective reflection on a number of issues relating to sustainable development, as well as to progressively shed light on the principal trends that will influence the provision of environmental management services over the next decade.

Through its Prospects Committee, which is composed entirely of individuals of international reputation and standing, the IVE benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of our different activities. This dual capability represents both the originality and the strength of the IVE, which intends to play a leading role in the main environmental debates and issues of the 21st century.  In order to achieve this, the Institute is enlarging its network of partners, in particular in North America and Asia, and developing its prospective program. It has collaborated with the JPAL lab at the Department of Economics of MIT (the Massachusetts Institute of Technology), on an air pollution study in a poor state of India.  It is also working in partnership with TERI (The Energy and Resources Institute) on a study on the concept of ecological footprints and their application in two towns, one in India and one in China. At the same time, the IVE is developing a high-level scientific policy. In 2008, the Surveys and Perspectives Integrating Environment and Society (SAPIENS), a multidisciplinary review, will publish articles from top specialists describing the latest advancements in the field of sustainable development. On another note, the FACTS (Field Action Science) Reports review aims to develop and consolidate the knowledge and expertise gained in field-work (such as that conducted by NGOs and institutions) and has thus facilitated progress towards a larger understanding of these actions while improving their efficiency.

These efforts should provide us with a forum for discussion and the exchange of ideas about the major environmental, economic and social issues of today, in order to respond to the changing needs of civil society.  As of the date hereof, the members of the IVE’s Prospects Committee are: Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Hélène Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, Director of Research at the Centre nationale de recherche scientifique (CNRS) and professor at the Collège de France; Pierre-Marc Johnson (Canada), attorney, physician, ex-prime minister of Quebec, Canada, and expert on environmental matters; Harvey Fineberg (USA), President of the Institute of Medicine of the National Academy of Science of the United States; and Ms. Manphela Ramphele (South Africa), physician and anthropologist, former president of the University of Cape Town and former chairman of the World Bank.

The IVE also organizes international conferences in France and abroad.  In 2007 the fourth conference was held in Montreal, on the topic of “The Climate 2050 – Technological and Political Solutions”. Organized with the help of two North American partners, the Table Center on Global Climate Change (USA) and the National Round Table on the Economy and the Environment (Canada), this event, held in October, brought together almost 400 participants from 12 countries. Under the patronage of Pierre Marc Johnson, Jean Charest, the Prime Minister of Quebec, Thierry Vandal, the Chairman and Chief Executive Officer of Hydro-Québec and Sheila Watt Cloutier, the Inuit representative and Nobel Peace Prize nominee, were the guests of honor of the opening ceremony. The fifth IVE conference, to be held in late 2008 or early 2009, is expected to be in Abu Dhabi, the United Arab Emirates, on the theme of the environment in an urban setting, in collaboration with the Chairman of the Middle Eastern and Mediterranean Political Studies Institute and a local partner with expertise on this subject.

Back to Contents

Environmental Compliance

As a specialist in environmental management services, we are naturally concerned about the environmental consequences of each of our activities, both in France and worldwide.  In this respect, we consistently endeavor to comply with applicable regulations, to meet the needs and requests of our clients and to optimize the techniques we implement. To illustrate our commitment, we highlight below some of the more significant environmental actions that we have undertaken regardless of any regulatory or contractual obligation to do so.

Set forth below are summaries of use of water resources, raw materials and energy, energy efficiency and renewable energy measures, soil and measures to limit air, water and soil pollution and noise pollution:

Water

Use of Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our clients. In this respect, the continued implementation of our environmental management system provides, in particular, for the monitoring of water consumption and quality in all of our activities. Our action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, and controlling leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. In 2004, we installed an indicator to monitor the quality and compliance with regulatory standards of our drinking water. Our industrial water consumption amounted to 452.6 million cubic meters in 2007.

Climate changes in certain regions of the world heighten strains on water resources.  We study and promote techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and production of water for industry or farm irrigation by recycling wastewater. These developments are conducted strictly in association with local authorities, regulatory proceedings and the scientific community.

Water pollution

99.3% of Veolia Propreté’s landfills are equipped with treatment stations for leachate (water that percolates through stored waste).

Waste water

Our wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 90% in 2007.

Energy – Energy efficiency and the use of renewable energies

We contribute to the reduction of primary energy consumption. Dalkia optimizes energy management for more than 100,000 energy installations around the world, from municipal heating networks to housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

Dalkia’s strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation.  Efforts in the renewable energy field include all of our activities. We are not only developing ways to use biomass, geothermal and solar energy (Dalkia), but we are also capturing energy from incineration facilities and biogas from landfills.

Veolia Transport continues to pursue its objective of providing environmental performance training to 90% of its public transport drivers during the first five years of their careers.  This training effort enables us not only to enhance passengers’ comfort and limit polluting emissions, but also to achieve significant fuel economy.  In 2007, we continued employee training activities, now facilitated by our campus.

Our total energy consumption amounted to 117.59 million MWh in 2007, as a result of the growth of our business.

Back to Contents

Use of soils

Since 2003, we have combined all activities relating to the treatment and recovery of sludge into a single entity (SEDE Environment).  As a result, we have a specific and integrated overview of sludge management options, allowing us to optimize our agricultural recovery in particular.

We have pursued our efforts to manage the quality of waste in the sewage networks and acted upstream to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through our Actipol method).  Veolia Eau has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost.  In addition, we promote the agricultural recovery of sludge through composting and engage an independent certifying body to audit our composting and agricultural recovery networks.  This recovery is conducted in conjunction with the agricultural recovery of the portion usable for fertilization from household waste.

We produced 1,006.1 thousands of tons of compost in 2007, 45.8% of which was eligible to be used in agricultural activities.

We have initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CRPE – our center for research on waste energy services) in coordination with the INRA.  We are also active in the rehabilitation of polluted soils. Relying on several processes, including thermal absorption, Veolia Propreté processes almost all of the pollutants present in the soil at industrial sites.

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

Direct and indirect (energy consumption-related) greenhouse gas emissions (including biogas discharges) on sites that we managed in 2007 amounted to 42.8 million tons of CO2 (carbon dioxide) equivalent, due to growth in our business. Given the differing national and international methods for measuring the production and emission of methane at waste landfills, we are unable to provide a reliable measure at this time. We have decided to further our knowledge of measuring methods, notably through participating in working groups of international authorities (WBCSD and WRI). The work of elaborating and attempting to reconcile the different methods should make it easier to identify a single method which could serve as a reference for all of our sites and allow for a homogenous and comparable reporting method.

We are also contributing to a reduction in greenhouse gas emissions, both by reducing our direct emissions and by avoiding emissions which would have been produced without Veolia Environmental Services. Among our actions to reduce greenhouse gas emissions, Veolia Environmental Services continues its efforts to implement and optimize biogas collection and recovery systems in its landfills. 90 waste landfills for which we control investments are equipped with collection and biogas recovery systems.  In 2007, our efforts contributed to an overall decrease in CO2 of 24.71 million tons.

Other Emissions

Installations that we operate mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust.  Emissions of SOX from waste incineration units (hazardous and non-hazardous) amounted to approximately 90 grams per ton of incinerated waste in 2007.

Veolia Transport, in partnership with ADEME, is performing research to identify and assess the systems in the market capable of reducing the NOX emitted its buses and coaches.

We attempt to reduce our emissions further below regulatory minimums  by (i) improving the treatment of emissions and developing better technologies (treatment of incineration fumes by Veolia Propreté, improvement of transportation vehicle emissions for Veolia Transport, low NOx-emitting combustion technologies for Dalkia) and (ii) reducing consumption and encouraging the use of cleaner fuels (low-sulfur coal, natural gas, GNV for combustion installations and vehicles or electric cars).

Back to Contents

Furthermore, Veolia Transport continues to pursue its efforts to reduce polluting emissions (CO2, hydrocarbons and particles) from its fleet of passenger vehicles. In 2006, a new scope of reference was defined, corresponding to 80% of its 2005 bus and coach fleet. Emissions reduction targets have been set for the end of 2008: 8% for carbon monoxide unit emissions (CO), 14% for hydrocarbons (HC) and 15% for particles. Veolia Transport also continues to pursue its commitment to train its drivers in environmental performance. These training efforts allow not only for better comfort for passengers and a reduction in polluting emissions but also for substantial gas savings to be achieved.  In 2007, the number of employees being trained increased to 55.9%.

With respect to NOx emissions, over the last few years Dalkia has carried out an evaluation program relating to available emissions reduction technologies (including fuel oil emissions, recycling of fumes, air staging, and combustion modeling).

Veolia Propreté has developed a semi-permanent dioxin emissions control method during waste incineration, allowing for a control of the flow of pollutants emitted throughout the year.  We offer this reliable and efficient measurement technique to all of our clients.

Noise and olfactive pollution

We have also developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste.  We also use new and more silent technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles.

Preserving biological balance, natural environments and protected species

We included the protection of biodiversity in the first undertaking of our Sustainable Development Charter and since 2004 have developed an approach based on the nature of our businesses’ impact and the implementation of our Environmental Management System.

To distinguish our impact, we rely on an internal expert who is primarily responsible for the analysis of biological tools used to evaluate the ecological state of marine and land life. Moreover, we work with a number of universities and institutions in order to further our knowledge through innovative research programs covering the interactions between our activities and the functioning of ecosystems.

We also carry out a number of management plans with the aim of informing our employees and promoting best practices. Among the latter, the Geographical Biodiversity Information System allows us to visualize the locations of ecological zones of interest around our main facilities (Hotspot of the International Conservation Organization).

In order to improve the structure of our policies, we are currently working on defining a methodology allowing sites to carry out biodiversity diagnostics and to implement appropriate action plans.

In France, numerous activities fall under the control of either the ICPE (facilities classified for environmental protection) or its equivalent.  Therefore, all business development is conducted in tandem with the preparation of environmental impact studies concerning very precise aspects of flora and fauna.  The management of environmental impact is accordingly a constant preoccupation for our different business operations (including waste treatment, decontamination stations, combustion facilities and railway depositories)

Evaluation or certification regarding the environment

Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time.  In 2002, we committed to implementing an environmental management system covering 80% of our activities by the end of 2008. Subject to the circumstances of each of the entities concerned, this is a voluntary step resulting in general application of the ISO 14001 certification standards. We currently have 939 sites covered by an ISO 14001 certification.

Back to Contents

Compliance with applicable legal and regulatory provisions

Our environmental management system includes, among other things, an environmental audit program that allows us to monitor our sites’ regulatory compliance, as well as their compliance with contractual obligations and group standards. We have defined a general framework to ensure consistency of the audit systems developed by our divisions, and each of our divisions remains responsible for the definition and implementation of its own system.  We surpassed our goal of conducting audits for 80% of priority sites in 2005.  Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia’s classified installations and several of Veolia Transport’s transportation centers.  By the end of 2008, 100% of our primary facilities will be subject to a regulatory compliance audit.  These facilities are the most sensitive to environmental impacts.  As of December 31, 2007, 89.4% of the primary facilities were subject to a statutory audit for compliance.

Expenses incurred to preserve the environment

Given the nature of our services, a large majority of our expenditures and investments have a direct impact on the environment. Our capital expenditures amounted to €2.642 billion in 2007, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, our certification program and the implementation of our environmental management system.

Prevention of environmental risks

In addition to the measures described above for the reduction of environmental risks, such as research and development or employee training,  we have formed an environmental performance department.  This department’s principal mission is the deployment and management of the Environmental Management System, thereby encouraging consistent objectives and actions among our divisions as well as information sharing and best practices.  It leads an environmental management committee, composed of representatives of all of our divisions and representatives from the sustainable development department. A steering committee, made up of a number of members of the executive committee from each division and representatives from various departments (particularly our sustainable development, legal and communications departments) will also be formed to approve environmental management strategy and to report to our executive committee on an annual basis.  In addition, our risk department is in charge of identifying, evaluating and managing risks. It relies on our risk committee

We have also established crisis management procedures that cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels that would allow any necessary measures to be taken as soon as possible.

Reserves and guarantees for environmental risks

As of December 31, 2007, our accrued reserves for site remediation amounted to €539.5 million.

Indemnities and damages paid in 2007 for environmental claims pursuant to court orders

Reserves for litigation consummated in 2007 amounted to €89.8 million, including all types of litigation (tax, employment and other litigation).

International environmental targets

In 2007, the Environmental Management System described above, continued to expand, reaching almost 75% of our subsidiaries worldwide.  We are pursuing the goal of extending it to 80% of our relevant businesses by the end of 2008.

Intellectual Property

We own a significant number of patents and trademarks in France and other countries around the world that are of value to our business.  However, we believe that the diversity of our patents and trademarks does not make any of our activities dependent on any one of these patents or trademarks individually. Moreover, we believe that our activities are not materially dependent on any one license that we may own, or on any one industrial, commercial or financing contract. We also believe that we are not materially dependent upon any particular contract or client.

Back to Contents

Marketing

We market our products and services by continuously offering to provide a more comprehensive range of environmental services to clients.  We often sell our products and services by responding to requests for consultations. These may be highly regulated events when it comes to a public authority conducting a public bid tender, but generally we are able in such situations to take advantage of our reputation and know-how and propose a solution that is best adapted to a client’s needs.  In the absence of a formal bidding procedure, which is generally the rule for commercial services clients, we analyze the environmental service needs of prospective clients and demonstrate to them how our services could improve the efficiency of their operations.  See “— Contracts.” For more information regarding marketing efforts by each of our divisions, see “— Our Services.”

Seasonality

Because of the diverse nature of our operations and our worldwide presence, our business is typically not subject to material seasonal variations. Our results are only slightly affected globally. Nonetheless, certain of our businesses are subject to seasonal variation. Dalkia realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In our water division, household water consumption and related treatment services tend to be higher between May and September in the northern hemisphere, where Veolia Eau conducts most of its activities.  In transportation, SNCM’s activity is strongest in the summer season.

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

Energy prices have fluctuated widely in the past few years. After a lull at the end of 2006, Brent oil doubled in price per barrel from its lowest level in January 2007 (US$49) to its price in February 2008 (US$101), due in part to fears of potential supply problems in light of the geopolitical tensions in major oil producing countries (Nigeria and Venezuela), as well as OPEC’s reluctance to raise its production quotas to respond to strong global growth in 2007.  Although the slowdown in the American economy is likely to contain any further price volatility, the market expects the price per barrel to remain high.

We were able to limit the impact of the rise in the price of raw energy materials on results in 2007 since our contracts typically contain price adjustment and/or indexing provisions designed to compensate us for increases in the cost of providing our services.  Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of an increase in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-adjustment clauses. These provisions therefore assist us in passing along a portion of any rise in energy or raw material prices to clients (subject to a possible time period in which we must wait to assess the impact of a price adjustment).

In the transportation division, numerous contracts contain indexing clauses that take variations in fuel costs into account, which significantly reduces the impact of a rise or fall in fuel prices. In certain contracts, especially those involving the United States, we are entitled to full compensation in the event of rising fuel prices.

In the waste management division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices.  However, for clients that have contracts with us, indexing clauses in their contracts generally allow us to pass along a significant portion of our increase in such costs in the prices we charge to clients.  For clients not bound by contract, increases in fuel costs are either fully or partially passed along to them through an updating of fees or through negotiation.

In the energy services division, the situation with respect to combustible materials used for its activities is similar to that described above. With respect to gas supplies in particular, the deregulation of the market has not altered our use of indexing clauses in our contracts. We have developed the skills necessary to manage and optimize our gas supplies within the new market environment.

Back to Contents

Insurance

Objectives of Insurance Procurement Policy

Our insurance procurement policy for all of our operating divisions has the following objectives:

•

maintaining common insurance policies to establish a coherent risk transfer and coverage policy in order to maximize economies of scale, while taking into account the specificities of our businesses and legal or contractual constraints; and

•

optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of appropriate deductibles.

In 2007, we continued to seek to optimize the amount of insurance premiums we paid to outside insurers.

Implementation of Insurance Procurement Policy

Policy

Our strategy with respect to insurance is to (i) establish a global insurance coverage policy to cover our activities, based in particular on the needs expressed by our subsidiaries, (ii) select and sign contracts with outside providers (such as brokers, insurers, loss adjusters), (iii) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, and (iv) lead and coordinate the network of insurance managers present among our principal subsidiaries.

Implementation

The implementation of an insurance coverage policy aimed at covering risk is carried out in coordination with our global risk management process.  Implementation is affected by the insurability of risks related to our activities, by the market availability of insurance and reinsurance, and by the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

In 2007, we undertook actions principally related to:

•

the readjustment of retention levels (retained risk) based on an analysis of risks and loss history and an evaluation of the costs and coverage proposed by insurers;

•

the reinforcement of efforts to identify, prevent and protect against risks thanks in particular to a rating system for the “property damage and business interruption” risk profile for our most important facilities around the world;

•

the communication of detailed information regarding our company to the insurance and reinsurance markets;

•

the renegotiation of general liability and property coverage; and

•

extending our Group’s coverage; and

•

the organization of broker services for the placement and administration of our insurance programs.

Main Group Insurance Policies

General Liability

A general civil liability and environmental damage program was subscribed to on July 1, 2005, around the world (excluding the U.S. and Canada) for a period of three years. Principal coverage is up to €50 million per claim and per year. For the U.S. and Canada, different contracts cover general liability and damage to the environment on behalf of Group subsidiaries, based on local conditions, in an amount of up to US$50 million per claim and per year.

For all Group subsidiaries worldwide, an insurance program provides excess coverage for up to US$450 million, thereby giving us total coverage of US$500 million throughout the insurance period. This program includes coverage for environmental liability for damage sustained by third parties as a result of a sudden and accidental event.

Back to Contents

Our liability for terrorism policy was renewed under our general liability program on July 1, 2007 for a twelve-month period with a total coverage of US$165 million per claim per year.

Further, certain activities, such as maritime transport, automobile and construction, have their own specific insurance policies.

Property Damage and Business Interruption Policies

All four of our divisions maintain property damage insurance policies to cover assets that they own as well as those that they operate on behalf of clients. Our global insurance program provides either “business interruption” coverage or “additional cost of working” coverage depending on such subsidiaries’ exposure and their capacity to use internal or external solutions to ensure service continuity.  These policies contain standard market terms.  The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. Group insurance coverage implemented on January 1, 2007 (for a term of three years) carries a limit per claim of up to €300 million.  Some of this coverage contains further sub-limits per claim or per year.

Self-Insured Retention and Deductibles

For any insured claim or loss, we remain liable for the deductible amount set out in the relevant policy.  The amount may range from several thousand euros to more than one million euros.

In 2007, Codeve Insurance Company Limited, our insurance subsidiary, had a retention (retained risk) of  €2.5 million per claim for property damage and consequential financial losses, and €5 million for insurance of general liabilities.

Regarding both property damage and general liability, Codeve Insurance Company Limited has put in place reinsurance contracts in order to limit its exposure to frequency risks (“stop loss”-type contracts) and risks tied to intensity (excess claim-type contracts).

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

Back to Contents

PROPERTY, PLANTS AND EQUIPMENT

We use various assets and equipment in order to conduct our activities, with respect to which we have very different rights.

In the course of our concession businesses, we must ensure the provision of public services (such as distribution of drinking water, heat, transport networks or household waste collection services), for payment for the services rendered.  We usually manage these collective services (also referred to as general services, general economic services or public services) under contracts signed at the request of public entities that maintain the control of assets relating to such collective services.  These concession contracts are characterized by the transfer of an operating right for a fixed term, under the control of the public authorities, through appropriate installations built by us or put at our disposal whether free of charge or not. These installations normally consist of pipelines, water treatment and purification plants and pumps in our water division, incineration plants in our environmental services division, and heating and co-generation plants in our energy services division.

We are usually contractually bound to maintain and repair assets managed under these public service contracts. If needed, the related repair and maintenance costs are covered by a deposit for contractual commitments in the event of delays in work. The nature and duration of rights acquired and our obligations in respect of these contracts differ depending on the nature of the public services we provide.

Within the scope of our outsourcing contracts with industrial clients, BOT (Build, Operate, Transfer) contracts or incineration or co-generation contracts, we may grant our clients a user right for a group of assets in return for rent included in the general payment of the contract. Under the IFRIC 4 standard, we thereby become a credit-lessor with respect to our clients.  The corresponding assets are therefore recorded in the consolidated balance sheet as operating financial assets.

In some cases, we are also the full owner of industrial installations, mainly for activities undertaken outside of global contracts in our waste management division (CSDUs, storage centers for ultimate waste and special waste treatment plants), in our energy services division (co-generation plants) and in our transportation division (buses, boats and trains). These assets are recorded in the consolidated balance sheet as tangible assets.

Our property, plants and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs. We do not seek to own offices.  Accordingly, we rent a building located at 36/38, avenue Kléber, 75116, Paris, France that we use as our corporate headquarters.  Our and our divisions’ senior management have maintained their offices in this building since May 2002, where certain central functions are performed.

Assets financed through direct financing leases, which can be entered under any of the three categories mentioned above, represented a net amount of €900 million as of December 31, 2007.  The total gross value of our property, plants and equipment as of December 31, 2007 was €28,711 million (a net value of €17,820 million as of December 31, 2007, representing 38% of total consolidated assets), compared to €25,833 million as of December 31, 2006 (a net value of €15,724 million).

RESEARCH AND DEVELOPMENT (R&D)

Our activities are at the crossroads of the main challenges of the modern world: urbanization, access to water, the confrontation with climate change. The solutions to these current challenges require a global industrial and technological approach. This global approach lies at the core of our Research and Development (R&D) strategy.

The focus of our R&D currently includes resource management and preservation, limiting environmental impact, improving quality of life and developing sources of renewable energies.  Fighting climate change is also a top priority.  Our research efforts relate principally to optimizing energy within our facilities, collecting and storing carbon dioxide and developing bioenergy sources and clean transport methods.

In each of these areas, our expertise and our technologies are complementary. This is the case, for example, in the area of sludge, biomass, biofuels, prevention of Legionnaires’ disease, or treatment of factory effluents. Our network of international experts and the application of our research programs at different geographical study sites allow us to seek answers to specific local problems in contexts that may be adaptable to other regions of the world.  In all their work, our research teams are committed to responding to environmental challenges while ensuring our competitiveness.  For us. R&D is a priority area: the 45% increase since 2003 in resources allocated to these efforts is evidence of this commitment.

Back to Contents

Research and Development Resources

Our research activities are overseen by Veolia Environnement Recherche et Innovation (VERI), which since January 2007 has fulfilled the missions of our Research, Development and Technology department, or “Research Department”. In 2007, this department consisted of nearly 800 experts worldwide (including 400 researchers and 400 on-site developers) with a total budget of approximately €118 million.  For the year ended December 31, 2007, research expenses totaled €84.6 million, which, when added to operational development costs, amounts to an estimated budget of €118 million.

The Veolia Environnement Research Department works on behalf of all of our divisions, given that their needs are similar.  In particular, all seek to solve environmental and health problems with the aid of numerous tools, such as modeling and chemical and bacteriological analysis. By working on behalf of all divisions, the Research Department helps to ensure that our R&D activities remain consistent  with our strategy.

We have four main research centers that operate as a network. Located in the Ile-de-France region surrounding Paris and specializing in water, waste, energy and transportation, the centers have related units or correspondents in France and abroad (in the United Kingdom, Australia, Germany, the United States and Australia).

In 2003, we established an international Research and Development correspondent network to identify and analyze specific local technical development and innovation needs.  Certain research centers abroad have acquired specialized expertise and are partners with centers in France. These research units add to our technological expertise. For example, in the area of water, the Berlin Center of Competence for Water (Kompetenzzentrum Wasser Berlin) is the reference point for the protection of water resources, while Australia has become the reference point for water reclamation information.

The research teams include experts in the fields of health, environment and analysis who help anticipate the needs of and provide support to operators:

•

The Environment Department runs the research programs centered on the management and protection of water resources, environmental model building as well as on the evaluation of risks and environmental impacts (ACV);

•

The Health Department evaluates the risks and health benefits linked to our  activities in collaboration with doctors and environmental health specialists.  It preventively identifies emerging health dangers and oversees the health and safety of our services.

•

The Environmental Analyses Center (EAC) conducts our analytical research activities and manages a network of laboratories. It carries out environmental and health monitoring control analyses for our entire Group. It develops measurement methods to rapidly and precisely identify pollutants or microorganisms in a very low concentration.

Innovation: a rationalized method

Our research team aims to provide innovative practical solutions within its areas of expertise, which are crucial for our competitiveness. R&D is driven by a rationalized method allowing technological risks to be mastered, and allowing rapid progress and the creation of successful commercial applications that are both reliable and effective. The main steps in the innovation process are:

Strict regulatory, technological and commercial monitoring that enables us to anticipate future needs and proceed with the launch of new research programs as quickly as possible.  Laboratory or field tests are then carried out to verify the feasibility of the research.  At this stage, analytical modeling may be carried out, depending on the circumstances (that is, exploring functionality and cost containment potential).

If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology.

The next phase is the development of a pre-industrial unit to be installed on an appropriate site and operated by personnel.

For each step in the innovation process, various entities (research teams, university or private laboratories) are called upon to collaborate.  At each step of the innovation process, researchers use sophisticated tools, such as digital fluid mechanics.  This technology enables researchers to simulate the operation of installations and test a larger number of scenarios to improve efficiency.  Over a shorter period, such software enables researchers to optimize test protocols.

Back to Contents

Our researchers are part of an international network. They work closely with other research teams, each benefiting from the expertise of the others. While these collaborations enrich the knowledge of our R&D group and keep it up to date, they also provide productive opportunities for scientific advancement and capitalize on our partners’ experience. Researchers also work with several top universities and participate in research programs for national and international institutions.  They also share their technological knowledge with industrial companies.

Main Research & Development Areas

The four areas that are at the core of our current R&D efforts are:

The management and preservation of natural resources

Research on sea water desalination processes, collection of rain water or re-use of wastewaters after treatment aimed at meeting the growing need for water. The mechanization and automation of sorting processes for used materials, as well as the design of recycling processes for end of life products or factory effluents, encourage the re-use of materials found in waste at a competitive cost.

Limitation of environmental impacts

The improvement of treatment techniques for factory effluents and hazardous waste makes it possible to limit the dispersion of pollutants in the environment and better respect biodiversity and human health. As a leader in environmental services, we must set an example in reducing the impact of our activities. Efforts are therefore focused on reducing the waste generated by our facilities, reducing noise and olfactory pollution, and developing cleaner means of transportation.

Improving quality of life

The perfecting of used water decontamination and of waste management systems tailored to developing countries improves the environmental safety of non-Western cities and helps prevent epidemics from spreading on a worldwide scale. It also preserves the quality of water and thus the health of those who consume it. Along with the development of clean means of transportation, the organization of mass transportation limits greenhouse gases and atmospheric pollution. It improves living conditions in major cities and encourages economic development in developing countries.

The development of alternative energy sources

As carbon dioxide emissions continue to exceed the absorption capacity of the biosphere, the production of substitute fuels and biofuels, the recycling of biomass as energy, the development of industrial applications of fuel cells and the optimization of the performance of our waste incineration units help limit emissions of greenhouse gases. These measures also help respond to the increasing demand for energy, address the depletion of fossil fuel reserves, and further the attempts to economize hydrogen.

More than 70% of our research programs have the goal of limiting greenhouse gas emissions. Relying on an approach aimed at, first, not generating greenhouse gases, and, when that is impossible, reducing those emissions, we aim to control needs, improve processes and energy efficiency and to make use of more renewable energy sources.  We also strive to put in place processes to capture, store and upgrade greenhouse gases and anticipate future constraints resulting from climate change.

Improvements for 2007

A research platform dedicated to high-performance systems for the treatment of drinking water

In September 2007, we opened a 1000 square meter test hall near the drinking water plant of Annet-sur-Marne near Paris, France.  Dedicated to studying high-performance systems for the treatment of drinking water, it brings together almost twenty pilot projects. Reducing organic matter, as well as the inconvenience of chlorination, especially with respect to the taste of water, and undesirable byproducts and controlling emerging health risks are the main objectives.  Research relating to technological performance is combined with the energy and environmental results in order to select the most reliable processes. In particular, two kinds of treatment are studied in the hall:

•

Hybrid processes (traditional system plus membranes) that are grouped within the Opaline system (trademark filed by our Group): they associate ultra filtration membranes (0.01 micron pores) with absorbents, resin or activated carbon. They are currently being tested on an industrial scale to treat waters with high organic matter content.

Back to Contents

•

Nanofiltration: in this system, the pores of the membranes are ten times closer together than in hybrid systems.  Implemented for over ten years, we are seeking to optimize this system in order to reduce related energy consumption, avoid clogging and limit the impact of effluents.

A research program focused on the catchment, transport, use and storage of carbon dioxide

By 2050, we expect this solution to contribute to a 20% to 30% reduction of greenhouse gases worldwide.  It has been the subject of a research program since 2007, although we have been studying it since 2005.  The goal of this program is to create a new means of reducing our greenhouse gas emissions, increase our expertise and explore new markets, along with the ability to offer a complete range of services relating to the reduction of greenhouse gas emissions.  To this end, the program’s objectives are to find catchment solutions that are appropriate for the various types and sizes of facilities within our Group, to study the various transport and recycling systems adapted to the geographical position of our facilities, to establish an acceptable risk framework for this solution, and to set up pilot projects in order to enhance our expertise in catchment, transporting, recycling and storing of carbon dioxide.  The first on-site research pilots will be launched in 2008.

Development and reinforcement of the bio-energy program

The use of biomass and waste (solid and liquid) as an energy source represents a solution not only for the conservation of fossil fuels but also for the promotion of renewable energies while minimizing environmental and health risks.  One of the objectives of our Research and Development department is to develop, evaluate, and provide support for the use of bio-energies, such as solid combustible waste, biogas from storage centers, mud from purification stations and biofuels.

This program was reorganized in 2007 through the creation of three major projects:  biofuels, biomass depositing and energy recycling.  Research teams were reinforced in order to implement these projects.

A research program on atmospheric pollution modeling

A research program for atmospheric pollution modeling was launched one year ago. Its approach lies in developing software that is applicable to all of our activities, while its aim is to understand better the spreading mechanisms of atmospheric pollution, to track pollution and to gain a better understanding of emissions in order to control pollution concentration levels in the environment. The innovative aspect of this approach is that, in the future, we will be able to monitor in real time the pollutant concentrations in a given location and to make changes to our activity based on such concentrations or measures, in particular during the design and location selection phases of facilities. This model is based on exiting flows, weather conditions, topography and land use.  In the long term, controlling pollution levels by adapting exit flows will be possible using local weather forecasts.

A research program to limit the polluting emissions of composting platforms

Studies led by our research teams aim to optimize the design of composting platforms, to control and limit their health and environmental impact and to guarantee the traceability, the agronomic quality, and the harmlessness of compost.  Our R&D teams have developed an urban organic waste composting process (sludge, household waste and the like). The modeling of windrow airing systems coupled with an innovative patented composting technique makes it possible to ensure compost purification, in addition to reducing the energy consumption of current industrial facilities as well as odors and greenhouses gas emissions.  This is particularly the case for nitrous oxide which has a global warming potential that is 310 times stronger than that of carbon dioxide.

Advances in biofuels research

Veolia Transport’s goals include encouraging the use of biofuels by helping local communities make the right choices among new energies and renewing the fleet of motor vehicles to reduce their environmental impact and greenhouse gases. To this end, our researchers have tested, evaluated and approved a biodiesel fuel called Diester, made with 30% of canola seed ester, that does not alter the performance of motors.  Particle filter tests on motors fueled by biodiesel are currently being conducted. A more widespread use of biofuels in the Veolia Transport fleets is currently being considered.  In cooperation with Veolia Propreté, researchers are currently testing a system of esterification of used oils mixed with diesel fuel, a successful example of the reuse of collected waste.

Back to Contents

A research program to optimize the electric consumption of street railways

Non-polluting, silent, environmentally friendly and high-service, street railways have been making a comeback since the 1990’s. However, on street railway networks, electricity consumption is a variable that has not yet been completely mastered. With the help of the research conducted on the Rouen and St-Etienne networks, Veolia Transport’s Research and Innovation Center has prepared a complete energy assessment of the equipment tested.  For example, it has identified the amount of electricity used by heating systems in the winter, as well as the effect of driving on a vehicle’s electricity consumption. An energy conservation policy will be established and the optimization of electric storage on board will be assessed.

Back to Contents

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not Applicable.

Back to Contents

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operations should be read together with our consolidated financial statements and related notes included elsewhere in this report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and adopted in the European Union.

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

OVERVIEW

Major Developments in 2007

Overview

Our strategy of developing environmental businesses through long-term contracts enabled us to record a marked increase in activity in 2007, with a 14% increase in revenue based on current exchange rates (14.9% at constant exchange rates). This growth was accompanied by an improvement in adjusted operating income of 11.1% and in adjusted net income attributable to equity holders of the parent of 22.5% (adjusted operating income and adjusted net income are non-GAAP measures that are defined under “Presentation of Information in this Section – Non-GAAP Measures”).  Operating income increased by 17.1% in 2007, and net income attributable to equity holders of the parent increased by 22.3%.

These performances are the result of our key development choices, focusing primarily on Europe, Asia and North America in all areas, and our ability to generate savings and synergies and to renew our contracts.

We developed our business in 2007 through new contracts and targeted acquisitions. These acquisitions enabled us to complete our business range in countries where only certain activities were represented. We significantly strengthened our position in Germany through the acquisition of Sulo (Environmental Services) and a number of smaller companies in the Energy Services sector. Similarly, we extended our presence in the United States, where we were already active in the Environmental Services, Water and Transportation sectors, through the acquisition of Thermal North America Inc, a company active in Energy Services.  In China, we benefited from local privatizations in order to add new businesses in the Water, Environmental Services and Energy Services sectors.

The financial crisis triggered at the beginning of the summer by difficulties in the sub-prime lending market did not have a significant impact on us in 2007, particularly with respect to our liquidity and financing capacity.  The broader economic effects of the crisis, in particular in the United States, did not impact our activities in 2007. The strengthening of our  financial structure through a €2.6 billion share capital increase completed on July 10, 2007 and our standard long-term financing policy protected us against fluctuations in the credit market, despite a slight increase in net financing costs.

New commercial success within growth markets

We won several major contracts in 2007:

•

In January 2007, Veolia Eau won its 21st contract in China. This contract for a 30-year concession with the Lanzhou Water Supply Company in the capital of Gansu province, represents total cumulative revenue estimated at €1.6 billion.

•

In January 2007, Veolia Eau won a contract to build, finance and operate a reverse osmosis seawater desalination plant in the Sultanate of Oman. This 22-year contract represents total cumulative revenue estimated at €434 million, including revenue from the construction of the new plant.

•

At the end of January 2007, Veolia Propreté won a contract to operate a waste-to-energy facility in Pinellas, Florida. This 17-year contract represents total cumulative revenue estimated at €356 million.

•

On March 15, 2007, as part of a consortium, Veolia Eau won a contract to design, build, operate and maintain a reverse osmosis seawater desalination plant in Campo de Dalias, in southern Spain, representing total cumulative revenue estimated at approximately €128 million for the consortium and total consolidated revenue estimated at €78 million for Veolia Eau.

Back to Contents

•

In April 2007, Veolia Transport, as part of a consortium, won a 30-year contract to operate Leslys, the future tramway line between the city of Lyon and its airport Saint Exupéry; this contract represents total cumulative revenue estimated at €360 million.

•

In April 2007, Veolia Eau signed a new contract to design, build and operate one of the largest water treatment plants in the United States. This contract to expand the capacity of a regional surface water treatment plant in Tampa Bay, Florida, represents total cumulative revenue estimated at €108 million.

•

In April 2007, Dalkia won its first contract to operate and develop a heating network in China, to serve the town of Jiamusi, in Heilongjiang province. This 25-year contract represents total cumulative revenue estimated at €1 billion.

•

On May 7, 2007, Veolia Eau won a new contract in Japan to operate and maintain the wastewater treatment plant of Chiba, near Tokyo. This 3-year contract represents total cumulative revenue estimated at €17.8 million.

•

In May 2007, Dalkia took over the contract to build and operate the southwest district heating network in Harbin, the capital of Heilongjiang province located in the northeast of China. This initial transaction represents an investment of €70 million, and anticipated revenue for the first year of operation is €19 million.

•

On June 5, 2007, the Conseil d’Etat (the highest French administrative court) issued a ruling in favor of SNCM. The public service delegation contract was awarded on June 7, 2007, effective July 1, 2007, for a term of six and a half years and represents total cumulative revenue estimated at €1.2 billion.

•

On June 14, 2007, Veolia Eau won its 22nd contract in China. This 30-year contract for the comprehensive management of the drinking water public service and the operation of a wastewater treatment plant in the leading economic city of Haikou, the capital of Hainan Island in southern China, represents total cumulative revenue estimated at €776 million.

•

On June 28, 2007, Veolia Water Solutions & Technologies, through its subsidiary SIDEM, was selected to design and build in Saudi Arabia one of the largest desalination plants in the world. Considered of national importance, the plant will provide 800,000m3/day of desalinated water to the industrial city of Jubail and a province of Saudi Arabia (Marafiq) - a desert region facing massive industrialization plans and a growing population. This contract represents total cumulative revenue estimated at USD945 million (€647 million).

•

In June 2007, Veolia Transport won a 10-year contract to operate the ninth line of the Seoul subway. Total cumulative revenue from this contract is estimated at €400 million.

•

On July 18, 2007, Veolia Eau won a major contract to design, build, operate and maintain a reverse osmosis desalination plant in Sydney, Australia. This contract, which seeks to provide a secure and reliable supply of drinking water to the city of Sydney, represents total cumulative revenue estimated at €540 million.

•

On August 29, 2007, Veolia Eau won a USD805 million (€547 million) contract to build a desalination plant in the United Arab Emirates. The plant will be built by SIDEM (a subsidiary of Veolia Eau) and will be located in Qidfa, in the Emirate of Fujairah.

•

On August 30, 2007, Veolia Propreté was selected by Shropshire Waste Partnership (UK) to provide integrated waste management services. This 27-year contract represents total cumulative revenue estimated at €1,030 million.

•

On September 27, 2007, Veolia Eau was selected to supply drinking water to 3 million inhabitants of Tianjin, a city enjoying one of the highest economic growth rates in China. The 30-year contract represents total cumulative revenue estimated at €2.5 billion.

•

On October 1, 2007, Dalkia announced the signature of a contract for the comprehensive management of the largest hospital complex in Brazil. This 15-year contract represents total revenue of €186 million.

•

In August 2007, Veolia Propreté signed a contract to build and operate a waste storage facility in South-East China. This 30-year concession represents total cumulative revenue estimated at €92 million.

•

In November 2007, Veolia Transport won the ferry service contract for the Morbihan Islands (Groix, Belle-Ile-en-Mer, Houat and Houëdic) in France. This 7-year contract started on January 1, 2008 and represents total cumulative revenue estimated at €154 million.

Back to Contents

•

On December 6, 2007, Veolia Eau won a 10-year contract in the United States to manage the wastewater system serving a population of 1.1 million in the greater Milwaukee area. This contract represents total cumulative revenue estimated at €272 million.

•

On December 21, 2007, Veolia Eau won a second contract for the operation and maintenance of the Fujairah IWPP desalination plant in the United Arab Emirates. This operating and maintenance contract is for a 12-year period, beginning in the summer of 2010 and represents total cumulative revenue estimated at €71 million.

We also strengthened our position as a market leader through targeted acquisitions generating growth and cost synergies:

•

In North America (Canada), Veolia Propreté purchased Ecolocycle for €19.2 million;

•

In the Asia-Pacific region, Veolia Propreté purchased Cleanaway Asia for €23.2 million;

•

In the Central European area, Veolia Energie purchased Pannon Power in Hungary for €75.2 million, Kolin in the Czech Republic for €27.7 million and Sinesco in Hungary for €26.4 million.

•

On April 27, 2007, Veolia Environnement announced the signature of an agreement to acquire Sulo, the German number two in waste management and market leader in the collection of municipal waste and packaging, for an enterprise value of €1,450 million (including financial debt). An agreement was signed on July 29, 2007 to sell the ET Division (manufacture of plastic containers) of Sulo, considered non-core, for an amount of €172 million (including financial debt). The acquisition was finalized on July 2, 2007 and had an impact of €627.6 million on revenue for the year ended December 31, 2007;

•

On May 31, 2007, Veolia Propreté announced the signature of an agreement for the acquisition of a controlling interest in TMT, an Italian subsidiary of Termomeccanica Ecologica specialized in waste management and treatment. The transaction concerns 75% of the shares based on an enterprise value (100%) of €338 million. This acquisition was finalized on October 3, 2007;

•

On June 12, 2007, Veolia Energie signed an agreement to acquire Thermal North America, Inc., a privately owned company with the largest portfolio of district heating and cooling networks in the United States, for an enterprise value of USD788 million. The acquisition was finalized on December 12, 2007;

•

On August 9, 2007, Veolia Eau signed an agreement to purchase the non-regulated activities of Thames Water in the United Kingdom for an enterprise value of €233 million. This acquisition, which was finalized on November 28, 2007, will enable Veolia Eau to participate in the construction and management of major Private Finance Initiatives (PFI) in the United Kingdom and the Republic of Ireland;

•

On August 24, 2007, Veolia Propreté signed an agreement to acquire the solid waste treatment business of Allied Waste Industries in the United States, for an enterprise value of €71 million;

•

On December 24, 2007, Veolia Eau purchased the assets of the Process Services Division of Tetra Technologies. This acquisition seeks to expand Veolia’s petroleum refinery waste treatment activities in the United States.

We also pursued our development strategy in 2007 in new businesses that are directly linked to our areas of expertise:

•

On July 1, 2007, Veolia Water Solutions & Technologies purchased Anox Kaldnes, a company with expertise in biological wastewater treatment.

•

On October 29, 2007, Veolia Environnement purchased 50% of the share capital of Eolfi, a company specialized in wind-turbine energy, through an €18 million reserved share capital increase.

•

On November 20, 2007, Veolia Propreté signed an agreement to purchase the Bartin Group (Bartin Recycling Group), one of the leading French operators in waste recovery and recycling, which reported revenue of €249 million in 2006. This acquisition, combined with recycling activities already purchased in Germany, considerably strengthens Veolia Propreté’s position in the Western Europe recycling market. This acquisition was finalized on February 13, 2008.

Back to Contents

We continued our portfolio review during 2007 and made a number of partial and total divestitures, which did not materially impact our operating capacity:

•

the sale of certain assets owned by recently acquired companies and not included in the development plan, such as the Fawley incinerator in the United Kingdom for €36 million and the Sulo ET division (manufacture of plastic containers) for €172 million;

•

the continuation of our partnership in Central Europe with the EBRD which acquired a 10 % stake in the water division company, Veolia Voda (Czech Republic, Slovakia, Poland, etc.), through a €90 million reserved share capital increase;

•

the acquisition by the International Finance Company (IFC) and Société de Promotion et de Participation pour la Coopération Economique (PROPARCO) of a 19.45% stake in Veolia Water AMI, the holding company for water division activities in Africa, the Middle East and the Indian sub-continent.

•

the disposal by the transportation division of its activities in Denmark on August 31, 2007 and its activities in Spain (with the exception of certain contracts including the Barcelona tramway) on November 9, 2007.

Finally, we brought partners in as equity investors in certain consolidated subsidiaries, in order to optimize commercial development opportunities or reduce risk, particularly in China and Morocco.

Presentation of Information in this Section

Definition of “organic” and “external” growth

As used in this report, the term “organic growth” includes growth resulting from the expansion of an existing contract, particularly resulting from an increase in prices and/or volumes delivered or processed, new contracts and the acquisition of operating assets attributed to a particular contract or project.

The term “external growth” includes growth through acquisitions, net of divestitures, of entities that hold multiple contracts and/or assets used in one or more markets.

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

The non-GAAP financial measures that we use in this section are the following:

“Adjusted operating income” and “adjusted net income attributable to equity holders of the parent” are equal to operating income and net income attributable to equity holders of the parent, respectively, adjusted to exclude the impact of impairment charges and certain items that are “non-recurring.”   An item is “non-recurring” if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.  We do not classify an item as “non-recurring” if the nature of the relevant charge or gain is such that it is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years.  We believe that adjusted operating income and adjusted net income attributable to equity holders of the parent are useful measurement tools because they show the results of our operations without regard to:

•

impairment charges, which we record when we determines that the value of a cash generating unit is less than its carrying value (as discussed under “—Critical Accounting Policies – Asset Impairment”), and which are different from our other items of revenues and expenses used to determine operating income as they depend on management’s assessment of the future potential of a cash generating unit, rather than its results of operations in the period in question, and

•

non-recurring items, which by their nature are unlikely to be indicative of future trends in our results of operations.

Back to Contents

In addition, we use adjusted operating income as a tool to manage our business, for purposes of evaluating our performance, allocating resources internally and as one factor in determining the variable compensation of our senior executives.  See “Item 6. Directors, Senior Management and Employees – Compensation.” “Adjusted operating income” and “Adjusted net income attributable to equity holders of the parent” are reconciled to operating income and net income attributable to equity holders of the parent, in each case for the years ended December 31, 2005, 2006, and 2007 under “—Results of Operations – Year ended December 31, 2007 compared to Year ended December 31, 2006” and “—Results of Operations – Year ended December 31, 2006 compared to Year ended December 31, 2005.”

“Net financial debt” represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.  We use net financial debt as an indicator to monitor our overall liquidity position, and as one factor in determining the variable compensation of our senior executives.  Our net financial debt is reconciled to our gross financial debt in “—Liquidity and Capital Resources – Source of Funds – Financings.”

“ROCE” or “Return on Capital Employed” is a measurement tool that we use to manage the profitability of our contracts globally and to make investment decisions.  ROCE is the ratio of (i) our results of operations, net of tax, and our share of net income of associates excluding revenue from operational financial assets, divided by (ii) the average amount of capital employed in our business during the same year.  Each of these terms is defined, and is reconciled to the nearest IFRS measure, under “—Liquidity and Capital Resources – Capital Expenditures – Return on Capital Employed (ROCE)”.

Critical accounting policies

We prepare our consolidated financial statements in conformity with IFRS as issued by the IASB and adopted by the European Union. Our consolidated financial statements are affected by the accounting policies used and the estimates, judgments and assumptions made by management during their preparation. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

The principal significant estimates and assumptions made by management during the preparation of our consolidated financial statements relate to the accounting policies used in connection with pension liabilities, asset impairment, deferred taxes and derivative financial instruments.

Pension Liabilities

We maintain several pension plans, and measure our obligations under these plans using a projected unit credit method, which requires us to estimate the probability of personnel remaining with us until retirement, foreseeable changes in future compensation and the present value of its liability on the basis of the appropriate discount rate for each monetary zone in which we maintain a pension plan.  As a result, we record pension-related assets or liabilities in our accounts and we record the related net expenses over the estimated term of service of our employees.

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available.  If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates estimated using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used.  The assumptions used to measure pension liabilities as of December 31, 2007 are described in Note 32 to the consolidated financial statements.

As of December 31, 2007, a 1% increase in the discount rate would have decreased our aggregate pension benefit obligation by €248 million and our current service costs by €14 million.  A 1% decrease in the discount rate would have increased the benefit obligation by €293 million and the current service costs by €14 million.

As of December 31, 2007, a 1% increase in the inflation rate would have increased our aggregate pension benefit obligation by €226 million and our current service costs by €6 million.  A 1% decrease in the inflation rate would have decreased the benefit obligation by €193 million and the current service costs by €6 million.

Back to Contents

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

When we use fair value less selling costs, we estimate the fair value based on earnings multiples appearing in brokers’ reports or on published information regarding similar transactions.  Our estimate could be significantly different from the actual sales price that we could receive in connection with the disposal of the activity.  In addition, actual selling costs could be greater or less than the estimate.

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

As of December 31, 2007, a 1% increase in the discount rate applied to each cash generating unit would have resulted in an increased goodwill impairment charge of approximately €52 million, and a 1% decrease in the perpetual growth rate applied to each cash generating unit would have resulted in an increased goodwill impairment charge of approximately €27 million.

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

Financial Instruments

The recognition and measurement of financial assets and liabilities is governed by IAS 39, Financial instruments: recognition and measurement.  Financial assets are classified as available-for-sale, held to maturity, assets at fair value through profit and loss, asset derivative instruments, loans and receivables and cash and cash equivalents.  Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating payables.  These categories and their implications for our consolidated financial statements are described in Note 1.14 to our consolidated financial statements.

The determination of the proper classification of financial instruments requires management to exercise judgment, and depends in part on our intention regarding a given financial instrument, which is subject to change. Certain financial instruments (particularly derivative instruments that do not qualify for hedge accounting, as described below) are recorded in our consolidated balance sheet at fair value, and the change in fair value from one period to the next is recorded in our consolidated income statement as part of financial income and expense.  Certain other financial instruments are recorded at fair value with the change from one period to the next recorded directly in equity, with the change released to the income statement upon sale or impairment.  Certain other instruments are carried on the balance sheet at amortized cost basis and subjected to impairment testing.  Our determination regarding the classification of a financial instrument can have a material impact on our results of operations and our consolidated shareholders equity.

Back to Contents

Derivative Financial Instruments

We use various derivative instruments to manage our exposure to interest rate and foreign exchange risks resulting from our operating, financial and investment activities. Certain transactions performed in accordance with our risk management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the income statement. The fair value of derivatives is estimated using standard valuation models, which take into account active market data.

Net gains and losses on instruments recorded at fair value through profit or loss include flows exchanged and the change in the value of the instrument.

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

Accounting for concessions

Concession agreements are accounted for in accordance with IFRIC 12, Service Concession Arrangements, published in November 2006. This interpretation, whose adoption by the European Union is still under discussion, is applicable to periods beginning on or after January 1, 2008. In fiscal year 2006, Veolia Environnement elected to adopt IFRIC 12 early, and this change in accounting method was applied retrospectively in accordance with IAS 8 on changes in accounting method. As such, the Veolia Environnement financial statements for the year ended December 31, 2005 were adjusted for the retrospective application of IFRIC 12.

Back to Contents

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

Discontinued operations

Following a decision to dispose of the Danish activities of the transportation division in 2007, the results of this business were transferred to net income from discontinued operations in accordance with IFRS 5 on operations held for sale, and the 2005 and 2006 financial statements were restated accordingly. The 2006 disposal of Southern Water was also recorded in accordance with IFRS 5, and the 2005 financial statements were restated accordingly.

Back to Contents

RESULTS OF OPERATIONS

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

Overview

The following table shows a breakdown of our revenue in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
32,628.2	28,620.4	14.0%	7.8%	7.1%	(0.9)%

Veolia Environnement's consolidated revenue for the year ended December 31, 2007 amounted to €32,628.2 million compared to €28,620.4 million for the year ended December 31, 2006, an increase of 14.0% at current exchange rates and 14.9% at constant exchange rates. Organic growth was 7.8%, including organic growth of 10.1% recorded outside France.

The 7.1% external growth resulted, in particular, from acquisitions made by Veolia Propreté in the United Kingdom and Germany (a contribution of approximately €1,200 million), by Veolia Energie in Europe and Australia (€254 million) and by Veolia Transport in France and the United States (€161 million). The contribution of acquisitions enabled us to accelerate our growth outside France, where revenue totaled €18,372.3 million, or 56.3% of total revenue, compared to 53.2% in 2006.

The negative impact of exchange rate movements (a negative impact of €263 million, or 0.9%) primarily reflects the weakening of the US dollar against the euro (a negative impact of €237 million).

The following table shows a breakdown of our revenue by division in 2006 and 2007:

(in € millions, except for %)	2007	2006	% change 2007/2006

Water	10,927.4	10,087.6	8.3%
Environmental Services	9,214.3	7,462.9	23.5%
Energy Services	6,896.4	6,118.4	12.7%
Transportation	5,590.1	4,951.5	12.9%
Total revenue	32,628.2	28,620.4	14.0%
Total revenue at constant 2006 exchange rate	32,891.6	28,620.4	14.9%

Water

The following table shows a breakdown of our revenue within the water division in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
10,927.4	10,087.6	8.3%	7.9%	1.1%	(0.7)%

In France, organic growth in the water division was 4.6% in 2007, boosted by a broader services offering and robust growth in engineering work. This performance was achieved in spite of lower volumes due in particular to cool summer weather.

Back to Contents

Outside France, revenue was up 10.8% in 2007 (or 10.3% at constant scope and exchange rates). In Europe, despite a decrease in BOT engineering work (Brussels and The Hague), the division recorded growth of 3.8% in 2007 (2.3% at constant scope and exchange rates) reflecting the start-up of new contracts signed in 2006, in particular in Central Europe.

In the Asia/Pacific region, the water division recorded very strong growth in revenue of almost 48% in 2007 (47% at constant scope and exchange rates), largely driven by the start-up of new contracts in China (Shenzhen, Lanzhou and Kunming), Australia (Gold Coast and seawater desalination plant in Sydney), South Korea and Japan.

Business was also strong in the Africa/Middle East region, where revenues grew by 18.1% (19.3% at constant scope and exchange rates) thanks to growth in business in Morocco and the construction of a seawater desalination plant in the Sultanate of Oman.

Veolia Water Solutions & Technologies posted revenue of €1,881 million in 2007, up 12.8% compared to 2006, principally due to the strength of the "Design and Build" business for municipal and industrial customers, which was particularly pronounced in the Middle East (Marafiq and the industrial contract with Shell in Qatar).

Environmental Services

The following table shows a breakdown of our revenues within the environmental services (waste management) division in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
9,214.3	7,462.9	23.5%	7.5%	18.0%	(2.0)%

In France, revenue increased by 7.1% in 2007 (or 6.6% at constant scope) as a result of strong price increases for recycled materials (paper, metals), higher tonnages in the collection and sorting-recycling of solid waste, waste electrical and electronic equipment (WEEE) operations and the treatment of polluted soil, the increase in tonnages to landfills and the good level of business activity at incineration plants.

Outside France, we recorded 35.6% revenue growth in 2007, including 7.9% growth at constant scope and exchange rates that came from all regions.  Organic growth was significant in the United Kingdom with the start-up of new integrated contracts (Shropshire) and the expansion of existing integrated contracts (East Sussex and Nottinghamshire), and also in Scandinavia with an increase in the recycling business in Norway. In North America, revenues declined by 0.3% as a result of the weakening of the dollar, but the business achieved growth 7.7% at constant scope and exchange rates, driven mainly by the momentum in industrial services and the incineration business.

External growth of 18.0% in 2007 mainly reflected the full-year effect of the acquisitions of Cleanaway in the United Kingdom and Biffa in Belgium, and the acquisitions in 2007 of Sulo (consolidated since July 2nd) in Germany and of TMT in Italy.

Energy Services

The following table shows a breakdown of our revenues within the energy services division in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
6,896.4	6,118.4	12.7%	7.9%	4.6%	0.2%

The effects of mild weather in the first months of 2007 in Europe (where the bulk of our Energy Services revenues are generated) were partly offset by colder weather in the fourth quarter of 2007.

Back to Contents

In France, revenue grew 9.0% (8.2% at constant scope), due to commercial development and an increase in the volume of engineering work. This performance was achieved despite the impact of the mild winter weather and a slight decline in average energy prices.

Outside France, the impact of the weather was offset by our recent business development, which generated both organic and external growth, in particular in Central Europe (Hungary, Czech Republic and Slovakia), the United Kingdom, Italy and Australia. Accordingly, total growth in revenue outside France amounted to 18.3%.

Transportation

The following table shows a breakdown of our revenues within the transportation division in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
5,590.1	4,951.5	12.9%	8.1%	5.9%	(1.1)%

Revenue in France rose by 9.8% (4.3% at constant scope), driven by the development of business in the Paris region (Île-de-France), and in urban (Bordeaux, Nice and Toulon) and intercity networks, and the impact of the full-year contribution from SNCM.

Outside France, revenue increased by 14.9% (10.4% at constant scope and exchange rates) reflecting the full impact of business development in North America (impact from the full-year contribution from Supershuttle and a good level of business activity), the growth in business activity in Australia as well as in Europe.

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	% Change 2007/2006	% Change 2007/2006 (constant exchange rates)
France	14,255.9	13,403.0	6.4%	6.4%
United Kingdom	2,945.7	2,186.8	34.7%	35.5%,
Germany	2,702.9	1,992.9	35.6%	35.6%
Other European countries	6,033.3	5,317.9	13.5%	12.4%
United States	2,580.4	2,650.3	(2.6)%	6.3%
Oceania	1,308.2	931.4	40.5%	38.1%
Asia	961.0	770.9	24.7%	30.8%
Rest of the world (including the Middle East)	1,840.8	1,367.2	34.6%	37.3%
Revenue	32,628.2	28,620.4	14.0%	14.9%

France

Revenue growth in France totaled 6.4% in 2007, despite unfavorable weather conditions, which negatively affected Water activities in the third quarter and Energy Services at the beginning of the year. Conversely, Veolia Eau benefited from continued vigorous growth in engineering and construction work and Veolia Energie from new industrial and municipal contracts. Veolia Propreté’s growth was linked to increased production levels at the new incineration plants and an increase in solid and toxic waste tonnage collected and treated under high value-added service contracts. In addition to the full year impact of the consolidation of SNCM, Veolia Transport benefited from sustained activity growth in intercity transit systems and in the greater Paris region.

Back to Contents

United Kingdom

Revenue grew by 35.5% in 2007 on a constant exchange rate basis. This growth was attributable to the acquisition of Cleanaway UK (full year impact compared to one quarter in 2006) in the environmental services division, commercial development and small acquisitions by Veolia Energie, and the acquisition of the non-regulated activities of Thames Water by Veolia Eau (one month contribution).

Germany

Revenue growth in Germany totaled 35.6% in 2007 and was primarily attributable to the acquisition of the Sulo Group by Veolia Propreté, an increase in sales under the Braunschweig contract (Veolia Eau), the impact of acquisitions in 2006 and the organic growth of railway activities (Veolia Transport).

Other European countries

Revenue growth of 13.5% in 2007 (12.4% on a constant exchange rate basis) was mainly due to the expansion of Veolia Energie in Southern Europe, the acquisition of TMT in Italy by Veolia Propreté (3 months of revenue contribution) and the growth in Veolia Eau and Veolia Energie activities in Central Europe.

United States

Revenue growth of 6.3% at constant exchange rates in 2007 was particularly strong across all Veolia Propreté activities and in Veolia Transport, where the full effect of recent contract wins and acquisitions was felt. The acquisition of Thermal North America Inc by Veolia Energie did not contribute to 2007 revenue.

Oceania

40.5% revenue growth in Oceania in 2007 (38.1% at constant exchange rates) was driven by Veolia Eau contracts in Australia (Gold Coast and desalination plant in Sydney), the acquisition of TDU in Australia by Veolia Energie and the increase in contract revenue under the Veolia Transport Melbourne contract.

Asia

Growth of 24.7% in Asia was mainly driven by Veolia Eau and attributable to recent developments (contracts in China and acquisitions in Japan), by Veolia Propreté and by Veolia Energie with the start-up of new contracts.

Rest of the world

Revenue growth of 34.6% was marked by the steady growth of Veolia Eau activities in North Africa and new contracts won by this Division in the Middle East.

Operating Income

Overview

The Group’s operating income increased by 17.1%, from €2,132.9 million in 2006 to €2,496.9 million in 2007.  Adjusted operating income increased by 11.1%, from €2,222.2 million in 2006 to €2,469.2 million in 2007.  The following table shows a breakdown of operating income and adjusted operating income by division in 2006 and 2007:

	Operating income			Adjusted operating income
	2007	2006	% change	2007	2006	% change
Water	1,267.7	1,160.6	9.2%	1,265.7	1,163.4	8.8%
Environmental Services	803.5	648.3	23.9%	803.5	648.3	23.9%
Energy Services	398.7	377.7	5.6%	388.2	377.7	2.8%
Transportation	130.3	13.6	858.1%	115.1	100.1	15.0%
Unallocated	(103.3)	(67.3)	-	(103.3)	(67.3)	-
Total	2,496.9	2,132.9	17.1%	2,469.2	2,222.2	11.1%
Total at 2006 exchange rates	2,513.9	2,132.9	17.9%	2,486.2	2,222.2	11.9%

Back to Contents

As discussed above under “Presentation of Information in this Section – Non-GAAP Measures,” we use adjusted operating income, in addition to operating income, to evaluate the Group’s results of operations and otherwise as a management tool.  The following table shows a reconciliation of the Group’s operating income and adjusted operating income by division in 2006 and 2007:

2007	Total Operating Income	Adjustments		Adjusted Operating Income
(€ million)		Impairment	Other
Water	1,267.7	(2.0)		1,265.7
Environmental Services	803.5	-	-	803.5
Energy Services	398.7	(10.5)		388.2
Transportation	130.3	(5.7)	(9.5)(1)	115.1
Unallocated	(103.3)	-	-	(103.3)
Total	2,496.9	(18.2)	(9.5)	2,469.2

(1)

Represents primarily operating income resulting from the completion of our purchase of our interest in SNCM, as discussed under “ — Transportation” below.

2006	Total Operating Income	Adjustments		Adjusted Operating Income
(€ million)		Impairment	Other
Water	1,160.6	2.8	-	1,163.4
Environmental Services	648.3	-	-	648.3
Energy Services	377.7	-	-	377.7
Transportation	13.6	86.5	-	100.1
Unallocated	(67.3)	-	-	(67.3)
Total	2,132.9	89.3	-	2,222.2

Operating income increased 17.1% year-on-year, or by 17.9% at constant exchange rates. Adjusted operating income grew by 11.1%, or by 11.9% at constant exchange rates.  The increases mainly reflect growth in our revenues and overall business resulting from the factors described above in the discussion or our revenue growth, offset in part by an increase in unallocated operating losses, as described below.  Operating income growth also benefited from a significant decrease in impairment charges, which are excluded from the calculation of adjusted operating income.  As noted above, we recorded significant losses in our transportation division in Germany in 2006, primarily as a result of impairment charges, as discussed in more detail below.  We also recorded €106.6 million of capital gains from asset disposals in 2007, compared to €50.9 million in 2006.  Our capital gains in each year reflected primarily the sale of minority interests in our consolidated subsidiaries, discussed in more detail below.

Operating income in 2007 represented 7.7% of revenues compared to 7.5% in 2006.  Adjusted operating income represented 7.6% of revenues in 2007 compared to 7.8% in 2006.  The decline in overall operating income margin (adjusted operating income as a percentage of revenues) reflected primarily the rapid growth of engineering business in the water division, as well as services activities in the energy services division, which in both cases carry lower margins than some of our other activities.  General and administrative expenses decreased as a percentage of revenues (9.1% in 2006 and 8.4% in 2007), reflecting our continuing efforts to improve efficiency.

Water

The water division reported a 9.2% increase in operating income, from €1,160.6 million in 2006 to €1,267.7 million in 2007. Adjusted operating income increased by 8.8% in 2007 or by 9.3% at constant exchange rates.

In France, productivity efforts, the development of new services and the continued good level of construction activities offset the impact of a decline in volumes delivered.

Back to Contents

In Europe, Asia and the United States, growth in operating income benefited from the start-up of new contracts and the positive effect of contracts reaching maturity. Growth in Veolia Water Solutions & Technologies business also contributed to the increase in adjusted operating income, despite a temporary delay in the delivery of the Brussels facility. Finally, Veolia Eau also benefited in 2007 from the definitive resolution of the dispute with the Land of Berlin concerning rainwater activities and a dilution capital gain resulting from the acquisition by the EBRD of a stake in Veolia Voda, the holding company for Central European activities.

The operating margin (adjusted operating income/revenue) increased 0.1 point from 11.5% in 2006 to 11.6% in 2007, despite an increase in the contribution of lower-margin engineering and construction activities. The ratio of operating income to revenues in the water division also increased from 11.5% in 2006 to 11.6% in 2007.

Environmental Services

The Environmental Services division reported a 23.9% increase in operating income (26.4% at constant exchange rates) from €648.3 million in 2006 to €803.5 million in 2007. Operating income was equal to adjusted operating income in both years.

Operating performance in France benefited from the combined impact of an increase in volumes processed, in particular by incineration and landfill site activities, and the strong performance of toxic waste activities.

Outside France, the increase in operating income was particularly high in the U.K. market, following the consolidation of Cleanaway United Kingdom in the fourth quarter of 2006 and the good performance of integrated municipal waste management contracts in this country. In Germany, the consolidation of Sulo with effect from July 2, 2007 provided a significant contribution. In the United States, operating income increased substantially for high-growth industrial services and in the solid waste business thanks to price increases.

The operating margin (adjusted operating income / revenue) remained stable at 8.7% in 2006 and 2007.  Given that there were no adjustments in the environmental services division in 2006 and 2007, the ratio of operating income to revenues was equal to the ratio of adjusted operating income to revenues in each year.

Energy Services

The Energy Services Division reported a 5.6% increase in operating income from €377.7 million in 2006 to €398.7 million in 2007. Adjusted operating income rose 2.8% in 2007, or 1.8% at constant exchange rates.  The difference between operating income and adjusted operating income in 2007 reflected primarily the impact of negative goodwill recorded following employee share subscriptions at a division affiliate in Poland.

In France, profitability benefited from an improvement in construction activities. Harsh weather conditions at the end of the year helped partially offset the impact of the mild weather in the opening months of 2007.

In Europe, operating income increased significantly in Central Europe, thanks to an increase in electricity sales prices (Czech Republic and Romania) and the impact of acquisitions (Hungary), partially offset by an increase in the price of gas in the Baltic States. In Southern Europe, operating income benefited from commercial development in Italy.

Due to the impact of weather conditions, the reduction in the sales of CO² allowances and the development of lower margin service activities, the operating margin (adjusted operating income / revenue) fell from 6.2% in 2006 to 5.6% in 2007.  The ratio of operating income to revenues was 6.2% in 2006 and 5.8% in 2007, as the 2007 figure reflected the impact of the negative goodwill in Poland, described above.

Transportation

The transportation division reported operating income of €130.3 million in 2007, compared to €13.6 million in 2006. Transportation division operating income in 2006 included impairment charges €86.5 million recognized in Germany, while 2007 operating income reflected the impact of the finalization of the SNCM opening balance sheet (positive impact of €20.5 million, including the impact of negative goodwill and net provisions for contracts) and impairment charges relating to the Eurolines activity (charge of €6.9 million).

Back to Contents

Adjusted operating income increased 15% from €100.1 million in 2006 to €115.1 million in 2007.  In addition, a dilution gain of €18.7 million was realized in 2006 following the acquisition by the EBRD of a stake in Central European companies.

In France, the profitability of the passenger transport business improved, particularly intercity activities and activities in the greater Paris region, and the division also recorded improvements resulting from the consolidation of SNCM.

International activities were boosted by solid performances in Belgium and Australia, by the full-year impact of acquisitions in North America (in particular ATC and Shuttleport) and by the turnaround of activities in Germany. However the start-up of the Limburg and Brabant contracts had a negative impact on the results for the year.

Following a review of division assets with a view to improving profitability, Veolia Transport sold its activities in Denmark and Spain. The results of the Danish activities are recorded as income and expense from discontinued operations, while the results of the Spanish activities were recorded in the transportation division, as they did not constitute a major line of business or geographical area unit under IFRS.

Operating margin (adjusted operating income / revenue) improved from 2.0% in 2006 to 2.1% in 2007.  The ratio of operating income to revenue, impacted in both years by the adjustment items referred to above, was 0.3% in 2006 and 2.3% in 2007.

Unallocated Operating Income (loss)

Unallocated operating income (loss) represents primarily items recorded at the holding company level. Our unallocated operating loss increased from €67.3 million in 2006 to €103.3 million in 2007, primarily as a result in share based compensation expenses and charges relating to employee savings plans recorded under IFRS 2, as well as an increase in research and development expenditures and the centralization of civil liability insurance costs (which correspondingly reduced insurance costs at the division level).

Finance costs, net

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of the Group’s finance costs, net:

(in € millions)	2007	2006

Income	152.5	82.8
Expense	(969.6)	(783.8)
Finance costs, net	(817.1)	(701.0)

The increase in net finance costs reflects:

•

the increase in average net financial debt from €14,001 million for 2006 to €14,609 million for 2007, as a result of the investment and growth policy,

•

the increase in floating rates due to tension in the European, U.S. and U.K. interbank markets starting in the summer of 2007,

•

the increase in the average maturity of debt following long-maturity issues (euro issue maturing 2022 and sterling issue maturing 2037).

The financing rate (defined as the ratio of net finance costs, excluding fair value adjustments on financial instruments not qualifying for hedge accounting, to average quarterly net financial debt) increased from 5.07% in 2006 to 5.49% in 2007.

Back to Contents

Fair value adjustments on financial instruments not qualifying for hedge accounting represented losses of €15.4 million in 2007, compared to gains of €6.4 million in 2006. These adjustments, which are calculated in accordance with IAS 39 and depend on market conditions at the balance sheet date, are highly volatile.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

(€ million)	2007	2006
Net gains on loans and receivables	56.8	21.5
Net gains and losses on available-for-sale assets (including dividends)	10.3	9.7
Assets and liabilities at fair value through the Income Statement	5.5	(21.6)
Unwinding of the discount on provisions	(60.8)	(15.9)
Foreign exchange gains and losses	(2.8)	(14.3)
Other income (expenses)	(7.6)	(13.4)
Other financial income and expenses	1.4	(34.0)

Other financial income and expenses improved from a net expense of €34.0 million in 2006 to a net income of €1.4 million in 2007. This improvement in the contribution of other financial income and expenses was mainly due to:

•

a reduction in the foreign exchange losses of €11.5 million,

•

the impact of the fair value measurement of embedded derivatives for €26.9 million (other income (expenses)); the fair value measurement of derivatives embedded in contracts and in particular certain industrial contracts in South Korea had a positive impact of €10.6 million in 2007, compared to a negative impact of €16.3 million in 2006, and

•

the increase in net gains on loans and receivables of €34.6 million (including interest income on the Berlin Lander rainwater receivable of €26.5 million).

These improvements were partially offset by an increase in the charge in respect of the unwinding of the discount on provisions of €44.9 million. In 2007, the increase in this charge on long-term provisions related to SNCM (provisions for onerous contracts), pension obligations and provisions for closure and post-closure costs for waste storage facilities in the environmental services division.

Income Tax Expense

The consolidated income tax expense of the Group for 2007 was €420.1 million (current tax expense of €416.3 million and deferred tax expense of €3.8 million), compared to €409.6 million for 2006 (current tax expense of €330.9 million and deferred tax expense of  €78.7 million). The increase in the income tax expense in 2007 was due to:

•

an increase in the scope of consolidation of the Group and pre-tax income, increasing both the current and deferred tax expense;

•

a reduction in tax rates in a sizeable number of countries with a total positive impact of €62.0 million relating to deferred tax liability balances (including a positive impact of €54.6 million in Germany and the United Kingdom); and

•

an improvement in the outlook for the use of ordinary tax losses of the U.S. tax group, generating an additional deferred tax credit of €85 million, resulting primarily from the integration of Thermal North America Inc., as well as to an improved outlook for environmental services activities.

In 2006 we recorded a deferred tax credit of €86.2 million relating to the restructuring of our U.S. tax group.  This tax credit and the 2007 tax credit referred to above result from tax losses relating to the activities of our former subsidiary U.S. Filter, and are currently being reviewed by the U.S. tax authorities at our request.  See Note 12 to our consolidated financial statements for additional details.

Back to Contents

Excluding the U.S. tax credits in 2006 and a tax benefit relating to an SNCM tax election in 2007, our income tax expense decreased from €495.8 in 2006 million to €431.1 million in 2007.

Our effective income tax rate decreased from 29.3% in 2006 to 25.0% in 2007, primarily as a result of the tax rate reductions and recognition of additional deferred tax assets related to United States tax losses, as described above.

Share of Net Income of Associates

The share of net income of associates increased from €6.0 million in 2006 to €16.9 million in 2007. The increase in the net income of associates is mainly due to improvement in the results of Veolia Propreté associates in Taiwan and the inclusion of the associates of the Sulo sub-group (Veolia Propreté, Germany).

Net Income (Loss) from Discontinued Operations

The net loss from discontinued operations was €23.2 million in 2007 (including impairment losses of €21.3 million in respect of the Transportation business in Denmark), compared to net income of €0.6 million in 2006 (which reflected income from Southern Water and losses, including impairment charges, from the Danish transportation business, as discussed in more detail below).

Net income for the year attributable to minority interests

Net income for the year attributable to minority interests was €326.9 million for 2007, compared to €236.2 million for 2006. This line item reflects minority interests in water division subsidiaries (€178.9 million in 2007), environmental services division subsidiaries (€21.8 million), energy division subsidiaries (€96.4 million) and transportation division subsidiaries (€28.9 million). The increase between 2006 and 2007 mainly concerns the water division in Germany, following the positive outcome to the dispute with the Berlin Lander, and the transportation division, as a result of the consolidation of SNCM for a full year.

In 2006, net income for the year attributable to minority interests totaled €236.2 million and mainly concerned minority interests in water division subsidiaries (€115.7 million), environmental services division subsidiaries (€18.6 million), energy division subsidiaries (€87.1 million) and transportation division subsidiaries (€14.7 million).

Net income attributable to equity holders of the parent

Net income for the year attributable to equity holders of the parent was €927.9 million in 2007, compared to €758.7 million in 2006.  Adjusted net income attributable to equity holders of the parent was €933.2 million in 2007, compared to €762.0 million in 2006.

Adjusted net income attributable to equity holders of the parent for the year ended December 31, 2007 is determined as follows:

Fiscal year 2007 (€ million)	Net Income	Adjustments	Adjusted Net Income
Operating income	2,496.9	(27.7)	2,469.2
Net finance costs	(817.1)	-	(817.1)
Other financial income and expenses	1.4	4.6	6.0
Income tax expense	(420.1)	(11.0)(1)	(431.1)
Share of net income of associates	16.9	-	16.9
Net loss from discontinued operations	(23.2)	23.2	-
Minority interests	(326.9)	16.2	(310.7)
Net income attributable to equity holders of the parent	927.9	5.3	933.2

(1) Represents the impact of a change in tax status relating to SNCM.

Back to Contents

Adjusted net income for the year ended December 31, 2006 is determined as follows:

Fiscal year 2006 (€ million)	Net Income	Adjustments	Adjusted Net Income
Operating income	2,132.9	89.3	2,222.2
Net finance costs	(701.0)	-	(701.0)
Other financial income and expenses	(34.0	-	(34.0)
Income tax expense	(409.6)	(86.2)	(495.8)
Share of net income of associates	6.0	-	6.0
Net income from discontinued operations	0.6	(0.6)	-
Minority interests	(236.2)	(0.8)	(235.4)
Net income attributable to equity holders of the parent	758.7	(3.3)	762.0

Given the weighted average number of shares outstanding of 430.0 million in 2007 and 398.8 million in 2006 (adjusted for the share capital increase in July 2007), earnings per share attributable to equity holders of the parent was €2.16 in 2007, compared to €1.90 in 2006 (adjusted for the share capital increase in July 2007).  Adjusted net income per share was €2.17 in 2007, compared to €1.91 in 2006 (adjusted for the share capital increase in July 2007).

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenue

Overview

Our consolidated revenue for the year ending December 31, 2006 grew 11.9% to €28,620.4 million, compared to €25,570.4 million for the year ended December 31, 2005. Organic growth was 8.1% in 2006.

External growth of 3.8% was primarily the result of acquisitions made by Veolia Transport in France and the United States (a combined contribution of approximately €443 million) and Veolia Propreté in the United Kingdom (a contribution of approximately €215 million). Revenue from outside France in 2006 was €15,217.4 million, or 53.2% of the total, compared with 51.3% in 2005.

The currency effect was neutral, with a weakening of the U.S. dollar (negative impact of €53.5 million) offset by a strengthening of the Czech koruna (positive impact of €44.7 million).

The following table shows a breakdown of our revenue in 2005 and 2006:

2006 (in € millions)	2005 (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
28,620.4	25,570.4	11.9%	8.1%	3.8%	-

The following table shows a breakdown of our revenue by division in 2005 and 2006:

(in € millions, except for %)	2006	2005	% change 2006/2005

Water	10,087.6	9,134.2	10.4%
Environmental Services	7,462.9	6,748.7	10.6%
Energy Services	6,118.4	5,463.6	12.0%
Transportation	4,951.5	4,223.9	17.2%
Total revenue	28,620.4	25,570.4	11.9%
Total revenue at constant 2005 exchange rate	28,631.0	25,570.4	11.9%

Back to Contents

Water

The following table shows a breakdown of our revenues within the water division in 2005 and 2006:

2006 (in € millions)	2005 (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
10,087.6	9,134.2	10.4%	9.1%	1.2%	0.1%

In France, organic revenue growth was 3.6% in 2006, excluding Veolia Water Solutions & Technologies, due to a good performance of the distribution businesses as well as further growth in the water network building and renovation business.

Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue grew 13.6% in 2006 (11.8% at constant scope and exchange rates).  In Europe, revenue growth of 11.4% was driven by the start-up of new contracts, in particular in Germany (the Braunschweig municipal contract), in the Czech Republic (Hradec Kralove and Prostejov) and in Slovakia (Poprad and Banska Bystrica). In the Asia-Pacific region, strong revenue growth of 36.2% (of which 26.9% was organic growth) was mainly driven by new contracts signed in China (Hohhot, Changzhou, Kunming and Urumqui in the municipal sector). External growth in this region was the result of Veolia Water’s increased stake in the Adelaide contract in Australia and small acquisitions in Japan. We continued our expansion in Africa and the Middle East where growth exceeded 12%. In North America, revenue grew 4.6% in 2006, or 6.7% based on a constant scope and exchange rate.

Veolia Water Solutions and Technologies posted revenue growth of 17.8% at constant scope and exchange rates, driven in particular by a sharp upturn in the engineering and construction businesses in France, the Middle East and the United States.  Including acquisitions made during the year, revenue growth totaled 21.8%.

Environmental Services

The following table shows a breakdown of our revenues within the Environmental Services (waste management) division in 2005 and 2006:

2006 (in € millions)	2005 (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
7,462.9	6,748.7	10.6%	7.6%	3.5%	(0.5)%

In the Environmental Services (waste management) business, revenue in France grew 4.1% (of which 3.7% was organic growth), driven by the combined effect of the growing contribution of new incineration plants and the increased tonnages of solid waste collected and treated under high value added service contracts.

Outside France, excluding Proactiva, organic growth was 10.8%. It was particularly strong in the United States in all business lines (13.2% at constant exchange rates, or 11.0% at current exchange rates). In the United Kingdom, overall growth totaled 34.2% (of which 6.9% was organic growth), driven by the acquisition of Cleanaway UK, completed on September 28, 2006 and by the general development of the business within a growing market. In Asia, the start-up of the Foshan and Guanghzou-Likeng contracts made a significant contribution to revenue growth of 14%.

Energy Services

The following table shows a breakdown of our revenues within the energy services division in 2005 and 2006:

2006 (in € millions)	2005 (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
6,118.4	5,463.6	12.0%	10.0%	1.5%	0.5%

Back to Contents

Our Energy Services division generated revenue of €6.1 billion in 2006, an increase of 12% over 2005, of which 10% was organic growth. The full-year impact of the rise in energy prices was €260 million, of which €226 million was realized during the first nine months of 2006.  The fourth quarter represented a new heating season, during which prices stabilized or declined compared to the first three quarters, although our Energy Services business continued to grow during this period.  Excluding the full year price effect, organic revenue growth was 7.2%.

The business was subject to contrasting weather conditions over the course of 2006.  While the beginning of the year had experienced more harsh temperatures than the average, the end of the year, on the contrary, was warmer than the seasonal standards.

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

Transportation

The following table shows a breakdown of our revenues within the transportation division in 2005 and 2006:

2006 (in € millions)	2005 (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
4,951.5	4,223.9	17.2%	4.7%	12.9%	(0.4)%

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

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region:

(€ millions, except %)	2006	2005	% change 2006/2005
France	13,403.0	12,439.2	7.7%
United Kingdom	2,186.8	1,727.1	26.6%
Germany	1,992.9	1,817.3	9.7%
Other European countries	5,317.9	4,708.6	12.9%
United States	2,650.3	2,183.3	21.4%
Oceania	931.4	878.0	6.1%
Asia	770.9	597.3	29.1%
Rest of the world	1,367.2	1,219.6	12.1%
Revenue	28,620.4	25,570.4	11.9%

Back to Contents

France

In France revenue growth of 7.7% in 2006 was driven by Veolia Energie as a result of rising energy prices (an impact of 5.5% in the revenues of Veolia Energie France), by Veolia Eau as a result of continued strong growth in the engineering and construction sectors as well as continued solid results of the distribution business, by Veolia Propreté due to the combined effect of the increased efficiency of incineration plants and the increase in tonnage of solid waste collected and treated under high value-added service contracts and by the acquisition of SNCM by Veolia Transport.

United Kingdom

The strong growth of 26.6% in the United Kingdom in 2006 resulted from the acquisition of Cleanaway UK (three month effect), the full impact of the acquisition of Shanks in 2005 by the Environmental Services division, Veolia Énergie due to commercial development and an increase in energy prices, and the impact of five-year tariff reviews at Veolia Eau in 2005.

Germany

Growth in Germany was 9.7% in 2006, largely due to new contracts, particularly the contract between Braunschweig and Veolia Eau for a wastewater plant and rail transport contracts (Nordharz-Netz and Marschbahn).

Other European countries

The 12.9% growth in revenues in 2006 was due to full-year effect of the Lodz contract in Poland and to the impact of prices in the Energy Division, as well as new contracts and small acquisitions in our other sectors.

United States

Growth in the United States, 21.4% overall in 2006, was particularly significant in Veolia Propreté’s business and in Veolia Transport due to the impact of recent developments, including the acquisitions of ATC and Shuttleport, and the signing of new contracts.

Oceania

Growth of 6.1% in the Oceania region in 2006 was due to the signing of new contracts in 2005 within Veolia Propreté and sustained activity within Veolia Transport.

Asia

Growth in Asia was 29.1% in 2006, which was due to recent developments in Veolia Eau (contracts in China and acquisitions in Japan) and to the start of new contracts for Veolia Propreté.

Rest of the world

Growth in the rest of the world was 12.1% in 2006, marked by the continued growth of Veolia Eau in North Africa and the Middle East.

Operating Income

Overview

Our operating income increased by 12.7%, from €1,892.9 million in 2005 to €2,132.9 million in 2006. The following table shows a breakdown of our operating income by division:

(in € millions, except %)	2006	2005	% change
Water	1,160.6	1,002.3	15.8%
Environmental Services	648.3	543.6	19.3%
Energy Services	377.7	315.3	19.8%
Transportation	13.6	116.8	(88.3)%
Holding companies	(67.3)	(85.1)	20.9%
Total	2,132.9	1,892.9	12.7%
Total at constant 2005 exchange rate	2,126.8	1,892.9	12.4%

Back to Contents

As discussed above under “Presentation of Information in this Section – Non-GAAP Measures,” we use adjusted operating income, in addition to operating income, to evaluate our results of operations and otherwise as a management tool.  The following table shows a breakdown of our adjusted operating income by division:

(in € millions, except %)	2006	2005	% change
Water	1,163.4	997.1	16.7%
Environmental Services	648.3	553.6	17.1%
Energy Services	377.7	321.2	17.6%
Transportation	100.1	116.8	(14.3)%
Holding companies	(67.3)	(85.1)	20.9%
Total	2,222.2	1,903.6	16.7%
Total at constant 2005 exchange rate	2,216.1	1,903.6	16.4%

The following tables provide a reconciliation of adjusted operating income to operating income for 2005 and 2006:

2006	Total Operating Income	Adjustments		Adjusted Operating Income
(€ millions)		Impairment	Other
Water	1,160.6	2.8	-	1,163.4
Environmental Services	648.3	-	-	648.3
Energy Services	377.7	-	-	377.7
Transportation	13.6	86.5	-	100.1
Holding companies	(67.3)	-	-	(67.3)
Total	2,132.9	89.3	-	2,222.2

2005	Total operating income	Adjustments		Adjusted operating income
(€ millions)		Impairment	Other
Water	1,002.3	(5.2)	-	997.1
Environmental Services	543.6	10.0	-	553.6
Energy Services	315.3	4.7	1.2	321.2
Transportation	116.8	-	-	116.8
Holding companies	(85.1)	-	-	(85.1)
Total	1,892.9	9.5	1.2	1,903.6

Operating income grew by 12.7% in 2006 compared to 2005, or by 12.4% at constant exchange rates. Adjusted operating income grew by 16.7%, or by 16.4% at constant exchange rates.  The increases reflect primarily growth in our revenues and overall business and, in the case of adjusted operating income, an increase in margins resulting from the factors described in the division-by-division analysis below, as well as the continued benefits of our “Veolia Environnement 2005” efficiency plan, which resulted in selling, general and administrative expenses declining from 11.3% of revenues in 2005 to 10.9% of revenues in 2006.  Restructuring costs increased marginally in 2006 compared to 2005, while capital gains on asset sales decreased marginally.

Operating income in 2006 represented 7.5% of revenues compared to 7.4% in 2005.  Adjusted operating income represented 7.8% of revenues in 2006 and 7.4% in 2005.  In 2006, the only adjustments between operating income and adjusted operating income were impairment charges, primarily resulting from difficulties with a German contract in the Transport division (as discussed below).  In 2005, our impairment charges related to Environmental Services activities in Israel and Stérience in the Energy Services division.  We also recorded negative goodwill in the Water division.

Back to Contents

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

In France, operating income increased as a result of an increase in volume, primarily in the incineration sector and in the landfill business.

Outside France, we recorded an increase in operating income, which was especially strong in the UK market due to the integration of Cleanaway United Kingdom in the fourth quarter of 2006 and the strong performance of integrated waste management contracts.  In the United States, the operating margin noticeably increased in the industrial services that are experiencing strong growth and in the solid waste activities due to increased prices.

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

In France, profitability benefited from improvements in construction activities (both the level of activity and better efficiency). Given the overall balanced nature of the contract portfolio, the rise in energy prices had only a slight effect on profitability. As in 2005, rising gas prices caused the selling prices of electricity produced through co-generation to reach their ceiling. This phenomenon had limited effect, and the opportunity loss was offset by an upturn in energy management margins on other contracts and by the sale of surplus greenhouse gas emission rights generated by activities.

In the rest of Europe, we recorded a strong rise in operating income in Central European countries that resulted in particular from prices and a favorable climate in the Czech Republic and Poland and from the commencement of new contracts, such as the Lodz contract. A decrease in profit margin recorded in various countries following the increase in gas prices was more than offset by the sale of surplus greenhouse gas emission rights generated by activities.

Given these items, the ratio of adjusted operating income to revenue increased, from 5.9% in 2005 to 6.2% in 2006.   The ratio of operating income to revenue from ordinary activities increased from 5.8% in 2005 to 6.2% in 2006.

Back to Contents

Transportation

Operating income from the Transportation division was €13.6 million in 2006, compared to  €116.8 million in 2005. Due to persistent difficulties relating to a contract, Veolia Transport carried out a review of its activities in Germany and accounted for losses of €86.5 million, which were excluded from adjusted operating income.  Excluding this item, adjusted operating income decreased by 14.3% (14.5% at constant exchange rates) to €100.1 million.

In France, the profitability of the passengers transportation business improved, resulting mainly from interurban activities and services in Ile de France (the region that includes Paris), as well as the integration of SNCM.

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

Finance costs, net

Finance costs, net, decreased from €710.7 million in 2005 to €701.0 million in 2006.  Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents.  The following table shows a breakdown of our finance costs, net:

(€ millions)	2006	2005

Income	82.8	63.3
Expense	(783.8)	(774.0)
Total finance costs, net	(701.0)	(710.7)

The financing rate, defined as the ratio between the cost of net financial debt (equal to finance costs, net, excluding fair value adjustments to non-qualifying for hedge instruments) to average net indebtedness (based on a quarterly weighted average), was stable at 5.07% in both 2005 and 2006.

This stability, which was maintained despite an increase in short-term euro interest rates, was due to the increase in the portion of fixed rate debt in our indebtedness and the maturity of certain high interest rate debt.  The €26 million redemption premium paid in 2005 in connection with the redemption of €1,150 million of convertible bonds was not included in the 2005 financing rate, although the relatively low interest rate did affect the 2005 financing rate.

In addition, fair value adjustments on derivative instruments not qualifying for hedge accounting totaled €6.4 million, compared to €10.1 million in 2005. These adjustments, which are calculated in accordance with IAS 39 and which depend on market conditions at the end of the period, are highly volatile in nature.

Back to Contents

Other Financial Income and Expenses

The following table shows a breakdown of our other financial income (expenses), as adjusted to take into account the retroactive application of IFRS 7, which we applied for the first time in 2007:

(€ millions)	2006	2005
Net gains on loans and receivables	21.5	61.2
Net gains and losses on available-for-sale assets (including dividends)	9.7	6.5
Assets and liabilities at fair value through profit and loss	(21.6)	(6.1)
Unwinding of the discount on provisions	(15.9)	(17.3)
Foreign exchange gains and losses	(14.3)	14.3
Other income (expenses)	(13.4)	(30.5)
Other financial income and expenses	(34.0)	28.1

Other net financial income and expenses were positive €28.1 million in 2005 and negative €34.0 million in 2006.  The decline in other financial income and expenses principally resulted from the impact of the foreign exchange gains and losses (negative impact of €28.6 million), the revaluation of embedded derivatives negative impact of €13.8 million) and provisions of €8.4 million in 2006 linked to guarantees issued by the subsidiaries of Veolia Propreté in Asia.

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

We have classified the non-adjusted U.S. credit as an adjustment item in calculating our adjusted net income attributable to equity holders of the parent, as discussed below.  Excluding this item, income tax expenses increased from €422.4 million to €495.8 million, and the effective tax rate was 33.34%.

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

Back to Contents

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

Net income attributable to equity holders of the parent

Net income attributable to equity holders of the parent was €758.7 million in 2006, compared to €622.2 million in 2005.  The weighted average number of shares outstanding was 393.8 million for the year ended December 31, 2006 and 390.4 million for the year ended December 31, 2005. On this basis, net earnings per share attributable to the equity holders were €1.93 in 2006, compared to €1.59 in 2005 (in each case, without adjustment for our July 2007 capital increase).

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

In 2006, the principal adjustment item (other than the adjustment to operating income, which is discussed above) was the non-adjusted deferred tax credit relating to the tax restructuring of our U.S. operations, which is discussed above.  In 2005, the only significant adjustment item was the adjustment to operating income, which is discussed above.

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Our operations generate significant cash flow.  In 2007, our operating cash flow before changes in working capital was more than sufficient to cover our investment requirements.  We also have access to sources of liquidity that include bank financing, international bond markets and international equity markets.  We believe that our working capital is sufficient for our present requirements.

Cash Flows

Operating cash flow before changes in working capital increased 9.8%, from €3,844.4 million in 2006 to €4,219.4 million in 2007. Excluding the cash flows of discontinued operations (negative €8.0 million in 2006 and negative €1.5 million in 2007), operating cash flow before changes in working capital increased 9.6% in 2007, reflecting our improved performance and growth. The definition of operating cash flow before changes in working capital recommended by the CNC (French National Accounting Institute) excludes the impact of financing activities and taxation.

Net cash from operating activities increased from €3,389.6 million in 2006 to €3,634.6 million in 2007, primarily as a result of the increase in operating cash flows before changes in working capital. Working capital requirements increased slightly in 2007 given the growth of activities.

Net cash used in investing activities increased from €2,904.0 million in 2006 to €4,018.4 million in 2007. This increase of €1,114.4 million on 2006 was mainly due to investments in Sulo Group companies in Germany (€129 million), the Thermal North America Inc. Group in the United States (€308 million), VES Technitalia (formerly TMT) in Italy (€100.5 million) and an increase in capital expenditure of €501.1million.

Financing cash flows changed from a net outflow of €71.5 million in 2006 to a net inflow of €940.8 million in 2007.  Fiscal year 2007 financing cash flows included:

•

a €2.6 billion share capital increase that was completed on July 10;

•

a €1 billion bond issue paying a fixed-rate interest of 5.125% and maturing May 2022, issued in May;

•

a GBP500 million bond issue issued in October (supplemented by an additional GBP150 million bond issue in January 2008); and

•

the redemption of the EMTN issued in November 2005 in the amount of €491 million.

As a result of the cash flows described above, the effects of foreign exchange rates representing a cash outflow of €102.8 million, net cash totaled €2,656.2 million as of December 31, 2007, compared to €2,202 million as of December 31, 2006.

Sources of Funds

Financings

As of December 31, 2007, Moody’s and Standard & Poor's rated VE SA as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Stable	In October 2007, Moody’s confirmed the rating awarded to Veolia Environnement on June 27, 2005.
Standard and Poor's	A-2	BBB+	Stable

On June 12, 2007, Standard and Poor’s confirmed the rating awarded to Veolia Environnement on October 3, 2005.

On September 26, 2007, following the end of the structural subordination impacting Veolia Environnement debt, Standard and Poor’s increased the long-term rating awarded to bond issues from BBB to BBB+.

Back to Contents

Veolia Environnement pursued an active refinancing policy in 2007, aimed at strengthening its financial position and extending debt maturities.

The main debt facilities maturing in 2007 and either redeemed or refinanced were as follows:

•

€491 million EMTN issue (series 16), issued in November 2005 and maturing May 30, 2007 redeemed in full at maturity, and

•

€142 million EMTN issue (series 19), issued in January 2006 and maturing July 18, 2007, redeemed in full at maturity.

In addition, Veolia Environnement launched the following new bond issues for a total euro equivalent of €1,882 million as of December 31, 2007:

•

in February, a €200 million bond issue paying floating-rate interest (Euribor 3M+0.50%), maturing August 2008,

•

in May, a €1 billion bond issue paying fixed-rate interest of 5.125%, maturing May 2022,

•

in October, a GBP 500 million bond issue paying fixed-rate interest of 6.125%, maturing October 2037.

No major bank financing was provided or repaid in 2007.  Our existing syndicated credit documentation and bilateral credit lines do not contain any events of default tied to restrictive financial covenants (such as debt payout ratios or interest coverage ratios).  The debt payout ratio (the ratio between net debt and operating cash flow adjusted for certain items) is used to determine the margin applicable to certain significant financings under pricing grids, such as the syndicated credit lines signed in 2004 for a maximum aggregate amount of US$1.25 billion (drawn down in the amount of approximately €544 million as of December 31, 2007).

Financial ratios may also be used in certain project financings, which are generally implemented through special purpose entities, for which the financing is based on the cash flows generated by the relevant project.  These project financings, the amounts of which are not individually significant at the Group level, are either without recourse or with limited recourse.  In addition, in certain cases multilateral development banks may require our affiliates to include financial ratios relating to the financial statements of those entities in their financing agreements.

We centralize our significant financings to ensure optimization.  Certain financings contracted by the parent company contain restrictions on structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement.

Our financial debt structure as of December 31, 2007 and 2006 is reflected in the following table, which also provides a reconciliation of our total borrowings to net financial debt.

(€ million)	As of December 31, 2007	As of December 31, 2006
Non current borrowings	13,948.0	14,001.6
Current borrowings	3,805.0	2,904.1
Bank overdrafts and other cash position items	459.4	456.0
Sub-total borrowings	18,212.4	17,361.7
Cash and cash equivalents	(3,115.6)	(2,658.0)
Fair value on hedging instruments	27.7	(28.8)
Net financial debt	15,124.5	14,674.9

Back to Contents

The following table sets forth the maturity schedule of our long-term borrowings as of December 31, 2007:

(€ million)	Total	Amounts falling due in
		2 to 3 years	4 to 5 years	More than 5 years
Bond issues	9,009.6	122.3	1,020.5	7,866.8
Bank borrowings	4,938.4	1,636.4	1,120.2	2,181.8
Non current borrowings	13,948.0	1,758.7	2,140.7	10,048.6

Shareholders Equity

In order to support our growth strategy and to benefit from market conditions, we launched a cash rights offering (augmentation de capital avec maintien des droits préférentiels de souscription des actionnaires) on June 12, for an amount of €2,581.5 million (before deduction of share issue costs against additional paid-in capital).  The subscription period opened on June 14 and closed on June 27, 2007. Overall, the transaction resulted in the issuance of 51,941,040 new shares with a par value of €5 each, representing a share capital increase of €259.7 million and the recognition of additional paid-in capital of €2,321.8 million.  This fund-raising transaction enabled in particular the Group to strengthen its equity and increase its financial flexibility and thereby continue its development under good conditions.

In addition, third parties acquired minority interests in certain consolidated companies in 2007, in line with our objective to find partners in order to exploit commercial opportunities and/or dilute our risk exposure in certain countries.  These transactions, which provided us with funds of €206 million in 2007, included primarily the following:

•

the acquisition of a 10% stake by the EBRD in Veolia Voda, the holding company for Veolia Eau activities in Central and Eastern Europe, by way of a share capital increase of €90.4 million;

•

the acquisition by IFC/Proparco of a stake in the share capital of the water division holding company for activities in the Middle East and Africa, generating funds of €34.8 million;

•

the acquisition by partners of stakes in Chinese contracts of the water division (Lanzhou and Liuzhou), generating funds of €64.2 million.

Divestitures and Disposals of Assets

Asset divestitures totaled €415 million in 2007, or €394.6 million net of the cash of companies sold.  These transactions included both financial divestitures and industrial divestitures.

Financial divestitures in 2007 included primarily the following (€202 million excluding cash balances of companies sold):

•

19% of Veolia Service Environnement Maroc (Veolia Eau) for €36.4 million,

•

transportation activities in Spain for €24.0 million,

•

shares in Residuos Industriales Multiquim SA by SARPI Mexico for €13.1 million,

•

transportation activities in Denmark for €11.6 million,

•

a 39% stake in Proactiva Mexico for €9.9 million.

The main industrial divestitures in 2007 totaled €212.9 million and included primarily the following transactions:

•

sale of Fawley installations in the United Kingdom in the environmental services division for GBP24 million (€35.8 million);

•

sale of buildings, in particular in the Netherlands in the transportation division, for €16 million.

•

other industrial asset sales reflecting mainly the handover of operating assets.

Back to Contents

In addition, principal payments received on operating financial assets totaled €360.7 million in 2007, compared to €438.1 million in 2006.

Capital Expenditures

The following table shows a breakdown of our capital expenditures during 2006 and 2007:

(€ million)	Industrial investments (1)		Financial investments (2)		New operating financial assets
	2007	2006	2007	2006	2007	2006
Water	866	853	794	214	280	262
Environmental Services	846	692	482	875	32	20
Energy Services	429	318	547	102	73	63
Transportation	459	302	101	253	36	16
Other	42	32	42	8	-	-
Total	2,642	2,197	1,966	1,452	421	361
(1) including assets purchased under finance lease
(2) excluding cash and cash equivalents of companies acquired

Industrial investments

Industrial investments (excluding assets purchased under finance leases) totaled €2,519 million in 2007, an increase of 25% compared to 2006 capital expenditure of €2,018 million.   Industrial investments including assets purchased under finance leases totaled €2,642 million in 2007 and broke down as follows:

•

€866 million in the water division (up 1.5% compared to 2006), including growth investment of €335 million and maintenance-related investment of €531 million (€498 million in 2006).

•

€846 million in the environmental services division (up 22.3% compared to 2006), including growth investment of €292 million and maintenance-related investment of €554 million. The increase in capital expenditure mainly reflects the growth of the environmental services division and the launch of a number of major industrial projects in France (new storage capacity) and Italy (incinerator).

•

€429 million in the Energy Services Division (up 34.9% compared to 2006), including growth investment of €166 million and maintenance-related investment of €263 million. This increase in investment reflects activity growth and, in particular, the construction of heat and electricity production installations in France.

•

€459 million in the transportation division (up 52.0% compared to 2006), including growth investment of €233 million and maintenance-related investment of €226 million. Capital expenditure includes the purchase of the Jean Nicoli ship by SNCM.

•

Maintenance-related investment totaled €1,590 million (4.9% of revenue), compared to €1,417 million in 2006 (5% of revenue).

Financial Investments

Financial investments, including €131 million of cash and cash equivalent balances of companies acquired in 2007, totaled €1,835 million in 2007, compared to €1,291 million in 2006.

In 2006, financial investments included primarily the acquisition by Veolia Eau of Banska Bystrica and Poprad in Slovakia for €71 million and of the Kunming and Liuzhou contracts in China for €60 million, the acquisition by Veolia Propreté of Cleanaway in the United Kingdom for €745 million and of Biffa Belgium for €63 million and the acquisition by Veolia Transport of SNCM for €72 million and of Shuttleport and Supershuttle in the United States for €100 million.

Back to Contents

Financial investments of €1,966 million in 2007 (excluding cash and cash equivalents balances of companies acquired) broke down as follows:

•

€794 million in the water division (compared to €214 million in 2006). The main financial investments concern the non-regulated assets of Thames Water for €86 million, the acquisition of the Lanzhou, Haikou and Tianjin Shibei in China (for €98 million, €91 million and €219 million respectively), the assets of the Process Services Division of Tetra Technologies for €43 million and the acquisition of Anox Kaldnes, a Swedish technology company, for €74 million.

•

€482 million in the environmental services division (compared to €875 million in 2006). The main financial investments concern the acquisition of Sulo in Germany for €156 million (net of the proceeds of the sale of the ET Division at the end of July 2007), of VES Tecnitalia (formerly TMT) in Italy for €104 million and Allied assets in the United States for €71 million.

•

€547 million in the Energy Services Division (compared to €102 million in 2006). The main financial investments concern the acquisition of Thermal North America, Inc. for €316 million, of Hungarian companies for €63 million, of Kolin in the Czech Republic for €27 million and of cogeneration companies in Germany for €29.5 million.

•

€101 million in the transportation division (compared to €253 million in 2006). The main financial investments concern the acquisition of People Travel Group (PTG) in Sweden for €46.6 million and of “transport-on-demand” companies in the United States for €19 million.

Cash balances of companies acquired total €131 million and mainly concern Sulo Group companies in the amount of €26 million.

New Operating Financial Assets (IFRIC 12 and IFRIC 4 loans)

New operating financial assets were €421 million in 2007, compared to €361 million in 2006.  The 2007 figure breaks down as follows:

•

€280 million in the water division, an increase of €18 million compared to 2006; this increase is mainly attributable to the Oman Sur BOT contract in the amount of €47 million and the increase in Berlin Water receivables for €26 million, offset by a €60 million reduction in BOT construction activities in Belgium and the Netherlands.

•

€32 million in the environmental services division, an increase of €12 million compared to 2006.

•

€73 million in the Energy Services Division, an increase of €10 million compared to 2006.

•

€36 million in the transportation division, an increase of €20 million compared to 2006.

Research and Development; Patents and Licenses

See “Information on the Company—Business Overview—Research and Development” and “Information on the Company—Business Overview—Intellectual Property” for a description of our investments in these areas.

Goodwill

Goodwill amounted to €6,913.2 million at December 31, 2007, compared to  €5,705.0 million at December 31, 2006. The increase of €1,208.2 million reflects our growth during fiscal year 2007: €748.2 million of the increase relates to the Cash Generating Unit (“CGU”) Environmental Services Germany, following the acquisition of Sulo, €139.6 million relates to the CGU Energy North America (acquisition of Thermal North America Inc.) and €114.6 million relates to the CGU Environmental Services Italy (acquisition of VSA Tecnitalia, formerly TMT).  The CGUs of each division are concentrated in France, the United States, Germany, Great Britain and the Czech Republic.

The CGUs carrying the most significant amounts of goodwill at December 31, 2007 were Environmental Services United Kingdom (€824.2 million), Water France Distribution (€760.5 million) and Environmental Services Germany (€748.2 million).

Back to Contents

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

Since the shift to IFRS in 2005, for purposes of our ROCE calculation, capital employed excludes financial operating assets, and operating income excludes the related income. The implementation of IFRIC12 in 2006 introduced important modifications affecting financial operating assets, which are accounted for in the financial statements.

Net income from operations is calculated as follows:

(€ million)	2007	2006
Adjusted operating income	2,469.2	2,222.2
+ Share of net income of associates	16.9	6.0
- Income tax expense (1) (2)	(406.9)	(463.2)
- Revenue from operating financial assets	(345.1)	(351.0)
+ Income tax expense allocated to operating financial assets	62.5	54.5
Net income from operations	1,796.6	1,468.5

(1)

In 2004, the financial restructuring transactions following the divestiture of the U.S. activities of the water division generated tax losses which were recognized in the consolidated balance sheet. Given its exceptional nature, the resulting credit of €138.4 million recognized in net income was eliminated from the calculation of ROCE. The utilization of these tax losses in 2006 and 2007 generated charges of €32.7 million and €24.2 million respectively, which were similarly eliminated from the calculation of ROCE.

(2)

In 2006, the deferred tax credit of €86.3 million relating to the restructuring of the U.S. tax group was eliminated from adjusted net income attributable to equity holders of the parent, and also from the calculation of ROCE. In 2007, a tax benefit of €11 million (relating to an SNCM tax status) was excluded from this calculation.

Average capital employed during the year is defined as the average of opening and closing capital employed.   Capital employed is equal to the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts.   Capital employed is calculated as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Intangible assets and property, plant and equipment, net (1)	14,117.8	11,644.1	10,258.9
Goodwill, net of impairment	6,913.2	5,705.0	4,752.3
Investments in associates	292.1	241.0	201.5
Operating and non-operating working capital requirements, net (2)	(33.2)	198.8	160.8
Net derivative instruments and other (3)	79.4	26.9	(66.6)
Provisions	(2,964.7)	(3,022.5)	(2,402.0)
Other non-current debt	-	(207.3)	(203.7)
Capital employed	18,404.6	14,585.0	12,701.2
Average capital employed	16,494.8	13,643.1	N/A

(1)

including the investment in Tianjin Shibei (water division) for €219 million

(2)

including net deferred tax but excluding deferred tax relating to U.S. divestitures and related restructurings (€60.7 million in 2007, €84.9 million in 2006 and €117.6 million in 2005).

(3)

excluding derivatives hedging the fair value of debt for €27.7 million in 2007, €(28.8) million in 2006 and €(161.1) million in  2005.

Back to Contents

Our return on capital employed (ROCE) in 2006 and 2007 was determined as follows:

(€ million)	Net income from operations	Average capital employed during the year	ROCE
2007	1,796.6	16,494.8	10.9%
2006	1,468.5	13,643.1	10.8%

Unlike income statement line items, ROCE is relatively insensitive to fluctuations in foreign exchange rates.   Therefore, ROCE improved slightly in 2007 despite the marked increase in average capital employed as a result of activity growth and acquisitions. This is due to the combined impact of productivity measures, the increased maturity of the contract portfolio, the contribution of companies acquired and the improvement in the income tax expense.

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described in this document under various headings in this “Item 5. Operating and Financial Review and Prospects” as well as in the notes to our consolidated financial statements.

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs (principally Waste) at December 31, 2007 (in millions of euros):

		Payments Due by Period
		_______________________________
Contractual Obligations	Total	Less than 2 years	2 to 5 years	After 5 years
	————	————	————	————
Long-Term Debt Obligations(1) (2)	16,872.9	3,679.4	3,422.6	9,770.9
Operating Lease Obligations(3)	2,190.0	495.0	1,190.6	504.4
Capital Lease Obligations(3)	1,139.9	172.9	585.3	381.7
Closure and post-closure	539.5	60.0	185.3	294.2
	————	————	————	————
Total	20,742.3	4,407.3	5,383.8	10,951.2
	=========	=========	=========	=========

(1)

Including non current and current borrowings, but excluding capital lease (see (3) below).

(2)

We are also obligated to pay interest on our long-term and other debt obligations.  To measure our obligations, we use a tool that we call the “financing rate,” which we define as the ratio between the cost of net debt (equal to finance costs, net, excluding fair value adjustments on financial instruments not qualifying for hedge accounting ) to average net indebtedness (based on a quarterly weighted average, and determined in the manner set forth above under “—Sources of Funds – Financings”).  In 2007, the financing rate was 5.49%.  A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Note 30 to our consolidated financial statements. After taking into account hedging transactions, 53.6% of our financial debt bears interest at fixed rates. After further taking into account the impact of interest rate caps, this percentage increases to 61.3%. Assuming a constant net debt policy, a 0.5% increase in interest rates would generate an increase in net finance costs of €15 million.

(3)

Corresponds to future minimum lease payments.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 38 to our consolidated financial statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties which are not recorded in our balance sheet.  These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part.  Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

Back to Contents

Specific Commitments Given

Berlin Water Contract

Under the Berlin water contract, the Group may be required to purchase rights of passage for water pipes from landowners. The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be borne by the Berlin Lander, representing a net commitment of €250 million. In the event of acquisition of these rights from landowners, the amounts paid would be recorded in operating financial assets in the Group balance sheet, net and remunerated under the contract.

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Other Commitments Given

The following is a breakdown of the off-balance sheet commitments given (other than the specific commitments described above) as of the end of 2006 and 2007:

(€ million)	As of December 31, 2006	As of December 31, 2007	Maturity (at year-end 2007)
			Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	4,043.6	5,591.4	852.9	2,588.4	2,150.1
Financial guarantees
Debt guarantees	300.7	355.6	128.3	153.9	73.4
Vendor warranties given	448.6	480.0	140.6	198.0	141.4
Commitments given
Purchase commitments	149.3	589.9	445.0	109.1	35.8
Sales commitments	31.3	27.2	9.8	15.4	2.0
Letters of credit	904.5	573.8	327.7	241.1	5.0
Other commitments given	749.8	383.5	177.0	74.3	132.2
Total	6,627.8	8,001.4	2,081.3	3,380.2	2,539.9

The following is a breakdown of such commitments by division:

(€ million)	As of December 31, 2007	As of December 31, 2006
Water	4,368.3	3,253.2
Environmental Services	1,171.1	876.7
Energy Services	755.7	543.0
Transportation	398.3	294.9
Proactiva	39.8	5.7
Holding companies	1,241.5	1,598.3
Other	26.7	56.0
Total	8,001.4	6,627.8

Our commitments increased most significantly in the Water division in 2007, primarily as a result of new construction contracts won in the Middle East and Australia and the impact of new acquisitions during the year.

Back to Contents

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Our company has been a société anonyme à conseil d’administration, which is a French corporation with a single board of directors, since its general shareholders’ meeting held on April 30, 2003. Our shares are listed on Euronext Paris by NYSE Euronext and on the New York Stock Exchange (NYSE). We are subject to French regulations, in particular relating to corporate governance, and to regulations applicable to foreign companies listed in the United States.

Board of Directors

Our board of directors has adopted an internal charter, as well as internal charters for the accounts and audit committee and the nominations and compensation committee, respectively.  The purpose of these charters was to apply the recommendations of the report of a French working group chaired by Mr. Daniel Bouton relating to the improvement of corporate governance practices in French public companies (known as the “Bouton report”).  We believe that our practices conform to standard corporate governance practices in France.

Composition and appointment

Our company’s board of directors must have between 3 and 18 members, unless otherwise provided under applicable law. Each director must own at least 750 of the Company’s shares in registered form.  Each director is elected by the shareholders at an ordinary general meeting for a six-year term, based on the nominations of the board of directors, which in turn receives proposals from the nominations and compensation committee. The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term which cannot exceed the terms of office of such individuals’ terms as directors.

Our directors can be removed from office at any time by a majority vote of the shareholders.

The board of directors does not include any members elected by the employees or any deputy directors (censeurs); however, a representative of the Company’s works council participates in board meetings in a consultative capacity.

The terms of half of our directors (or, if we have an uneven number of directors, half plus one additional director) are subject to for renewal every three years on a rolling basis.  The board of directors currently consists of 14 members.

In accordance with these provisions, the combined general shareholders’ meeting of May 11, 2006 renewed  the terms of six members of the board of directors.  In addition, a new member was elected during this meeting. Their terms will now be subject to renewal based on seniority of appointment.  Accordingly, the terms of seven members will expire at the end of the shareholders’ general meeting called to approve the financial statements for the 2008 fiscal year, and the terms of the remaining seven members of the board of directors will expire at the end of the general shareholders’ meeting called to approve the financial statements for the 2011 fiscal year.

Evaluation of the independence of directors

To qualify as “independent” under the board of directors’ charter, a director must not have any relations with our company, its subsidiaries or its management that might impair his or her objective judgment.  The board of directors’ charter sets forth in detail the independence criteria that each director must satisfy, which are based on the recommendations of the Bouton report discussed above.

The board of directors’ charter does, however, provide a certain measure of flexibility with respect to the application of these criteria: the board of directors may, for example, deem that one of its members is independent in light of the specific facts and circumstances of that member, even if that member fails to meet all of the independence criteria set forth in the charter; conversely, the board may consider that one of its members should not be declared independent even though he meets the charter's independence criteria.

The board of directors’ charter also provides that the board must evaluate on an annual basis and prior to publication of the Company’s reference document, the independence of each of its members.  This evaluation must take into account the independence rules set forth in its charter, the particular facts and circumstances involved and the conclusions provided by the Company’s nominations and compensation committee.

Back to Contents

After receiving the conclusions of the nominations and compensation committee, our board of directors proceeded with its annual evaluation of the independence of its members on March 29, 2007.  At this meeting, the board of directors qualified as independent of Messrs. Azéma, Bouton, Dehecq, Espalioux, Prot, Scaroni, Schweitzer and Stuart.  The board of directors postponed the independence evaluation of the newly appointed Mr. de Romanet de Beaune.

As for our existing relationships with Société Générale and BNP Paribas, of which Messrs. Daniel Bouton and Baudoin Prot are, respectively, chairman and chief executive officer and chief executive officer, the board of directors deemed that the Company’s solid financial situation, its independence from bank financing and the limited significance of the Company’s commitments to these banks allowed it to qualify these board members as independent within the board of directors.

On March 25, 2008, upon recommendation from the nominations and compensation committee, the board of directors conducted a new evaluation of the independence of its members and concluded that it would renew the qualification as independent of the directors above. Additionally, it qualified as independent Mr. Ralli, due to a lack of a significant missions being awarded by the Company to Lazard in 2007, Mr. de Romanet de Beaune, taking into account the public interest investment role that the Caisse des Dépôts et Consignations plays in the environmental services sector in particular, and, finally, Mr. Girardot, taking into account the time that has lapsed since he was CEO of the leading company of the water division.  However, Mr. Romanet de Beaune may be deemed not to be independent under the standards set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

Accordingly, our board of directors has 11 independent members as of the date of filing of this Form 20-F.

Compensation

Directors may be compensated in one of two ways: directors' fees paid for attending meetings of our board of directors (jetons de présence), which are set by our company’s annual shareholders’ meeting, and whose allocation is determined by our board of directors pursuant to recommendations of the nominations and compensation committee, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

The €770,000 budget for directors’ fees approved by the combined shareholders’ meeting on May 11, 2006, has not been modified. No exceptional compensation was awarded to directors in 2007.

Operations and activity in 2007

The chairman of our board of directors organizes and supervises the work of the board, the substance of which he then reports to shareholders.  The chairman is also responsible for supervising the Company’s corporate bodies and, in particular, ensuring that directors are able to carry out their duties.

Directors may participate in board deliberations through videoconference or telecommunication.1 They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except with respect to certain major decisions provided for by law (e.g., establishment of annual statutory and consolidated financial statements and preparation of the management report).  This option was used on seven occasions during board meetings in 2007.

The charter of our board of directors requires the board of directors to meet at least four times per year. During the 2007 fiscal year, the board of directors met eleven times, including four special meetings devoted to discussing strategic acquisitions and the launching of a capital increase in cash with preservation of shareholders’ preferential subscription rights, which was completed on July 10, 2007.

On average, board meetings last approximately two hours, which allows for a thorough examination and discussion of the items on the agenda. The average attendance level at board meetings in 2007 was 77.9%.

1 Under conditions set forth in Articles L.225-37 and R.225-21 of the French Commercial Code. This ability is provided for in the internal regulations of the board of directors, which allows board members to participate in board meetings by videoconference and any other manner permitted by applicable law.

Back to Contents

In 2007, in addition to providing legal and financial authorizations, the board of directors primarily addressed the following subjects, among others: corporate governance (evaluation of board members’ independence, chairman and chief executive officer compensation and distribution of directors’ fees, co-opting of a director, formal evaluation of the board and the management, modification of the board’s internal charter), annual and half-year financial statements, the capital increase completed in 2007, approval of significant financial and external growth transactions, evaluation of internal audit and chairman’s report, defining our Company’s policies on incentives for executives and managers of the Group (stock options, free shares), the stock option plan and granting of free shares in 2007, employee savings plans and share capital increase reserved for employees (Group Savings Plan), and the consolidated 2008 budget. In addition, the board of directors devoted one meeting to an in-depth review of our Group’s strategy, in the form of a presentation and analysis of the long-term plan, in which the four general managers of the divisions participated

Board Evaluation

Under our charter, our board of directors is required to evaluate its work annually, with the goal of improving its efficiency, verifying that important matters are adequately prepared and discussed during board meetings and to assess the contributions made by each board member.

In addition, our board’s internal charter provides that a formal evaluation of its operations must occur every three years, which may take place under the supervision of an independent director and, if necessary, an outside consultant. The purpose of this formal evaluation is meant to verify that our board is conducting its work in accordance with its charter, and to identify ways in which operations and performance can be improved.

The first formal evaluation occurred during the first quarter of 2004, with the preliminary analysis being conducted under the supervision of the chairman of the nominations and compensation committee. A detailed questionnaire and individual interviews with directors served as the basis for the preliminary analysis, the results of which were presented in detail and debated at the board of directors’ meeting held on June 22, 2004.  During the same meeting, our board of directors also evaluated the performance of our company’s management based on the nominations and compensation committee’s report. The operations of the board of directors, its committees and our company’s executive management was considered to be satisfactory over all by our directors.  However, certain areas were targeted for improvement.  These areas included developing more information and exchanges about our group’s operating activities, obtaining additional information related to competition, human resources policies and research and development, and increasing the frequency information is provided concerning cash flows, off-balance sheet commitments and risk management. The board of directors considered the possibility of reinforcing the accounts and audit committee.  This measure was implemented beginning on April 1, 2005 by the appointment of an additional member to the accounts and audit committee and the replacement of a member of the nominations and compensation committee.

In 2005, at its meeting of March 29, the board of directors reserved part of its agenda to a discussion of the progress of its operations, in particular the need to address requests for improved content and increased frequency of information reporting to directors. To this end, management begun to provide the board with important information immediately, including with detailed descriptions of our group’s activities, market trends and other initiatives on a semi-annual basis.

In 2006, at its meeting of December 12, the board of directors reserved part of its agenda to reviewing and discussing its functioning. It appears that its operations have clearly improved since the first formal evaluation that was conducted in 2004.  However, the directors did express the need for more time to consider certain specific subjects (strategy, major acquisitions) in order to have a clearer understanding of subjects to be considered during board meetings and, if needed, to prepare questions. They also suggested that a meeting and discussion regarding our company’s strategy should take place at least once a year, when the need arises with the directors of our group’s divisions, and that more time should be dedicated to this subject. Finally, the directors requested annual or biannual presentations relating to competition and an improvement in the presentation of our company’s financial information (liquidity, group debt and capital resources) compared to with the same information or financial aggregates of by similar groups.

Back to Contents

In accordance with the provisions of the board’s internal charter, a new formal evaluation of the board of directors took place in 2007, as well as an evaluation of the performance of the chairman and the action of our company’s management. This study, conducted under the supervision of the chairman of the nominations and compensation committee, involved the review of a detailed questionnaire completed by directors, the results of which were analyzed and presented at the board of directors’ meeting of December 19, 2007. The directors’ responses once again confirmed that the board’s operations had in general improved, in particular due to the implementation of the measures agreed on following the formal evaluation in 2004. The directors recommended that the board’s composition be reexamined in order to achieve a better distribution of seats between financial, industrial and entrepreneurial members and female members. The directors also requested improved information about the implementation of certain board decisions or developments in projects presented to it.  They also requested an increased focus on mid- and long-term planning as well as strategy.  They further recommended that the scope of missions of the board committees be reviewed periodically and that the committees also perform their own evaluation of their operations. The creation of the strategic research, innovation and sustainable development committee was considered by the directors to be essential. Finally, the directors expressed their desire to have more interaction with non-executive managers and to receive frequent updates on our liquidity and debt, as well as information relating to significant changes in our company’s shareholding.

Information Available to Directors

The chairman supplies directors with information on a timely basis in order to allow them to fully exercise their duties, and transmits to directors on an ongoing basis all significant information concerning our company. Each director may request and receive any information needed for the exercise of his or her, and may receive additional training relating to our group and its activities if he or she so desires.

As requested by the members of our board of directors, management aims to deliver documents to be reviewed in board meetings to directors in a timely manner and provide without delay any material information relating to our group, as well as communicate between board meetings.

In 2007, the board of directors was periodically informed of our company’s financial situation, cash flows and off-balance sheet commitments primarily through the reports of the accounts and audit committee.  In addition, the board of directors pre-approved all material financing transactions in accordance with its charter.

In order to perform their duties, directors may meet with our company’s principal executive officers upon prior notice to the chairman of the board of directors. As a result, our group’s senior executive vice-president and general secretary regularly participate in board meetings. In addition, heads of divisions are periodically invited to attend board meetings to give presentations relating to their areas of activity.  In 2007, a board meeting was specifically dedicated to the presentation and discussion of the major elements of our strategic plan, and the presentations by each of the heads of our Group’s divisions relating to the issues, priorities and perspectives, and strategic growth areas of their respective divisions.

Duties of Directors

The charter of the board of directors provides that each of our directors is bound by a number of duties and obligations, such as: (i) a duty to act in the corporate interest of our company, (ii) an obligation to inform the board of directors of any existing or potential conflict of interest and to refrain from voting in any situation where such a conflict of interest exists, (iii) a duty of professional secrecy, and (iv) an obligation to comply with our company’s insider trading policy.  More specifically, directors must inform the chairman of the board of any agreement entered into by our company or on its behalf in which such director has any direct or indirect interest

Each director receives a “Director’s Guide” containing the following documents: our company’s articles of association, the list of the powers of the chairman and chief executive officer, the charter of the board of directors, the charters of the accounts and audit committee and the nominations and compensation committee, the rules to be followed by directors for reporting trades in our company’s shares, and a copy of our company’s ethics program entitled “Ethics, Commitment and Responsibility”.  As requested by the directors, the “Director’s Guide” is updated periodically.

With respect to insider trading, directors must report trades in our company’s shares to the AMF and to Veolia Environnement, and must generally comply with the provisions of article L.621-18-2 of the French Monetary and Financial Code (Code monétaire et financier).  The procedures and conditions of this reporting requirement are included in our company’s code of conduct regarding trading in shares.

Back to Contents

Powers of the Board of Directors

Under French law, the board of directors has broad powers to act on behalf of our company in a manner that is consistent with its corporate purposes and to define and implement the orientation of our company’s activities, subject to those powers expressly granted to our shareholder by law or our company’s articles of associations. The board of directors can address any issue relating to our company’s affairs.

In addition to the powers of the board of directors under applicable law, company rules require the chief executive officer to obtain prior board approval for certain significant decisions.  These limitations are described in greater detail below in the paragraphs relating to management.

Board Members

The following table sets forth the names and ages of the current members of our board of directors, the date of their first appointment, or renewal, as the case may be, to the board and the date of expiration of their current term and their current principal business activities conducted outside of our company. All positions and offices of our directors indicated below are given as of January 31, 2008. Unless otherwise stated, all terms of office shall expire at the general shareholders’ meeting for the year stated.  Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Henri Proglio

Age 58

Date of first appointment:
4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Chairman and Chief Executive Officer of Veolia Environnement

Principal Business Activities outside our Company:

None.

Jean Azéma*

Age 55

Date of first appointment:
4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Groupama SA

Back to Contents

Daniel Bouton*

Age 58

Date of first appointment:
4/30/2003

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

Principal Business Activities outside our Company:

Chairman and chief executive officer of Société Générale

Jean- François Dehecq*

Age 68

Date of first appointment:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Sanofi-Aventis

Augustin de Romanet de Beaune*

Age 47

Date of first appointment:
3/29/2007

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Caisse des Dépôts et Consignations

Back to Contents

Jean-Marc Espalioux*

Age 56

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

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Member of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal Business Activities outside our Company:

Chairman and chief executive officer of Financière Agache Private Equity

Paul-Louis Girardot*

Age 74

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

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Member of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal Business Activities outside our Company:

Chairman of the Supervisory Board of Veolia Eau – Compagnie Générale des Eaux

Back to Contents

Philippe Kourilsky

Age 65

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal Business Activities outside our Company:

Professor at the Collège de France.

Serge Michel

Age 81

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

President of the Nominations and Compensation Committee since April 30,2003

Principal Business Activities outside our Company:

Chairman of Soficot SAS

Baudoin Prot*

Age 56

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Director and Chief Executive Officer of BNP Paribas

Back to Contents

Georges Ralli*

Age 59

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive of European Investment Banking Business of Lazard Group LLC (USA)

Chief executive officer Vice President and Managing Partner of Lazard Frères SAS

Paolo Scaroni*

Age 61

Date of first appointment: 12/12/2006

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

Back to Contents

Murray Stuart*

Age 74

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the Accounts and Audit Committee since April 30, 2003

Principal Business Activities outside our Company:

None

* Independent directors.

Henri PROGLIO is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of Veolia Environnement’s Management Board in 2000 and Chairman of its Board of Directors and Chief Executive Officer in April 2003.

Jean AZEMA holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP) as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS).  He began his career at l’Union Départementale de la Mutualité Agricole des Pyrénées Orientales in 1975, then at the Centre National d’Etudes Supérieures de la Sécurité Sociale from 1978 to 1979, and with the Unité Départementale de la Mutualité Agricole of Allier from 1979 to 1987.  From 1987 to 1995, Mr. Azéma served as financial director of Groupama Vie, director of investments of Groupama, director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA.  In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama Sud.  In June 2000, Jean Azéma was appointed chief executive officer of Groupama.  He is currently the chief executive officer of Groupama SA and of the Fédération Nationale Groupama, president of the Fédération Française des Sociétés d’Assurance Mutuelles and vice-president of the Fédération Françaises des Sociétés d’Assurance.

Daniel BOUTON holds a degree in political science and is a graduate of the Ecole Nationale d'Administration (ENA). As part of the French financial controllers’ civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991, he has worked at Société Générale, serving as Managing Director from 1993 to 1997, and as Chairman and Chief Executive Officer from 1997 to 2008.  Mr. Bouton is currently Chairman and chief executive officer of Société Générale.

Jean-François DEHECQ graduated from the Ecole Nationale des Arts et Métiers. After having been mathematics professor from 1964 to 1965 at the Lycée catholique Saint-Vincent de Senlis, he became a scientific research intern in the nuclear propulsion department of the army. In 1965 he joined the Société Nationale des Pétroles d’Aquitaine (SNPA, ex Elf Aquitaine). After four years working for the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Plant in Lacq, a major site for gas supply in France. In 1973, he became chief executive officer of Sanofi, an important part of Elf Aquitaine. From 1982 to 1988, he was vice-president and chief executive officer of Sanofi before taking charge in February 1988. In 1999, he became chairman and chief executive officer of Sanofi Synthelabo. In 2004, he organized the merger of Sanofi-Aventis. Mr. Jean-François Dehecq is currently chairman of the board of directors of Sanofi-Aventis.

Back to Contents

Augustin DE ROMANET DE BEAUNE holds a diploma from the Institut d’Etudes Politiques (IEP) in Paris and the Ecole Nationale d’Administration (ENA).  He began his career as a budget director within the Ministry of Economics and Finance.  In 1990, he was finance attaché within the French permanent mission to the European Community in Brussels, before returning to the budget department as chief of the budgetary analysis and politics bureau in 1993.  In 1995, he became a technical advisor within the Ministry of Economics and Finance and technical consultant, followed by chief of staff of the budget secretary.  After having served as budgetary consultant to the deputy minister of budgets, government spokesperson and mission head within the Ministry of Economics and Finance between 1995 and 1997, he became deputy director reporting to the budget director, then deputy director in charge of the transportation sector reporting to the budget director.  In 1999 and 2000, he was named director of Oddo et Compagnie and managing partner of Oddo Pinatton Corporate.  In 2002, he was chief of staff to the deputy budget minister and assistant chief of staff of the Minister of Economy, Finance and Industry.  From 2004 to 2005, he was chief of staff of the Minister of Employment, Work and Social Cohesion and assistant chief of staff to the Prime Minister and assistant secretary general for the President of the Republic.  After having served as assistant director of finance and strategy and as member of the executive committee of Groupe Crédit Agricole since October 2006, he was named chief executive officer of the Caisse des Dépôts et Consignations on March 7, 2007.

Jean-Marc ESPALIOUX holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers’ civil service corps from 1978 to 1983. In 1984, he joined Compagnie Générale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he served as Chairman of the Management Board of Accor from 1997 to 2006. Since July 2006, he has been chairman and chief executive officer of Financière Agache Private Equity.

Paul-Louis GIRARDOT was a Director and the Chief Executive Officer of Vivendi until 1998. His area of focus is the development of delegations activities for the Veolia Environnement Group, particularly in our water division.  While at Vivendi, he contributed greatly to the development of its activities in the area of telephonic communication, in particular radiotelephone. He has also assisted in Veolia Environnement Group’s development in the area of energy services and the production of decentralized electricity (co-generation), through Dalkia. He has been serving as the Chairman of the Supervisory Board of Veolia Eau-Compagnie Générale des Eaux since 2001.

Philippe KOURILSKY is a graduate of the École Polytechnique in France and has a PhD in science. He joined the Institut Pasteur in 1972. He is currently a professor at the Collège de France.

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

Georges RALLI holds degrees in banking and finance, political science (from the Paris Institute of Political Science (IEP)) and business from the Institut Commercial de Nancy. He began his banking career at Crédit Lyonnais (1970-1981) and later headed the department of financial negotiations at Crédit du Nord. In 1982, he served as Secretary of the Commission for the Development and Protection of Savings. In 1986, Mr. Ralli joined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999.  Since 2000, Mr. Ralli has been deputy chairman and a member of the executive committee of Lazard LLC (U.S.) and an executive vice president of Lazard Frères (Paris).  Since 2006, he has been Chief Executive of the European Investment Banking Committee of the Lazard Group LLC.

Back to Contents

Paolo SCARONI holds a degree in economics from Bocconi University in Milan and has an MBA from Columbia Business School (New York). After having spent a year with McKinsey & Company following his MBA, he held various positions between 1973 and 1985 with Saint Gobain where he became chairman of the “flat glass” department. In 1985, Mr. Scaroni became chief executive officer of Techint, while also being vice-chairman of Falck and executive vice president of SIV, a joint venture between Techint and Pilkington plc.  He became chief executive officer of Pilkington plc in 1996 until May 2002. Following being chief executive officer of Enel from 2002 to 2005, he became chief executive officer of Eni in June 2005, a position he still currently holds.

Louis SCHWEITZER is a graduate of the Institut d’Etudes Politiques de Paris and ENA.  He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France.  In 1986, Mr. Schweitzer joined Renault’s senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer and Executive Vice President.  He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992. He served in this position until April 29, 2005, at which point his sole function within Renault became Chairman of the Board of Directors.

Murray STUART holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. He has pursued a career in industry, commerce and financial services. Mr. Stuart has worked for International Computers Plc (as Chief Financial Officer and Deputy Director), Metal Box plc and Carnaud Metalbox, a packaging manufacturer, (as Vice-President) and Scottish Power Plc (as President from 1992 to 2000). Until May 2002, he also served as Executive Vice President of the Audit Commission for Public Services in the UK, as President of Trust Hammersmith Hospitals NHS, an important public health education and research center in London, and as a director of Royal Bank of Scotland Group plc.

Management

Our board of directors directs the manner in which we are managed in accordance with our articles of association.  In particular, our board of directors appoints a chief executive officer to manage our business on a day-to-day basis.  The chairman of our board of directors may serve, if appointed by the board of directors, as chief executive officer.  On April 30, 2003, our board of directors appointed its chairman, Mr. Henri Proglio, to act as our chief executive officer.  The chief executive officer has broad powers to act on our behalf, including the power to represent us in dealings with third parties, within the limits of our corporate purpose and the powers expressly reserved to our shareholders and our board of directors under applicable law.

Following our reorganization on April 30, 2003, and in application of our governance principles, our chairman and chief executive officer created an executive committee composed of eight members drawn from each of our four operating divisions.  Our executive committee meets approximately every fifteen days, and is chaired by Mr. Henri Proglio.  The executive committee helps to determine our strategic orientation.

The following table sets forth the names and ages of the members of our executive committee, their current function in our company and their principal business activities outside of our company.

Back to Contents

Name	Age	Function in Veolia Environnement	Principal Business Activities Outside Veolia Environnement
————	————	————	————
Henri Proglio	58	Chairman and Chief Executive Officer	None
Jérôme Contamine	50	Senior Executive Vice President	None
Olivier Barbaroux	52	Executive Vice President, Chairman of Veolia Energie	None
Antoine Frérot	49	Executive Vice President, Head of Veolia Eau- Compagnie Générale des Eaux	None
Denis Gasquet	54	Executive Vice President, Head of Veolia Propreté	None
Cyrille du Peloux	54	Executive Vice President, Head of Veolia Transport	None
Véronique Rouzaud	49	Senior Vice President, Human Resources	None
Alain Tchernonog	64	General Secretary	None

Jérôme Contamine holds degrees from the Ecole Polytechnique, the Ecole Nationale de la Statistique et de l’Administration Economique and ENA. He served as auditor for the Cour des Comptes from 1984 to 1988 and held a variety of senior positions with Elf (and later TotalFinaElf) between 1988 and 2000. He became Chief Financial Officer and Deputy Managing Director of our company in June 2000. Mr. Contamine holds various positions within our group, the most significant being managing director of Veolia Environnement UK Ltd, director of Veolia Transport, Veolia Propreté, Veolia Environnement Services-Ré, Veolia Environmental Services UK Plc, Veolia Environnement Europe Services and Veolia PPP Finance, member of the supervisory board of Dalkia France and Veolia Eau-Compagnie Générale des Eaux and chairman of Veolia Environnement North America Operations.  Outside our group, Mr. Contamine is a director of Rhodia and Valeo.

Olivier Barbaroux is a graduate of the Ecole Polytechnique, the Ecole Nationale des Ponts et Chaussées and the Massachusetts Institute of Technology.  He began his career in 1979 as head of the International Investments Bureau at the French Ministry of Industry. He was appointed to the Port Authority of Marseilles-Fos in 1981, first as Director of New Construction and Ship Repair and then as Director of Marseilles Terminals and Facilities in 1983.  He joined the Paribas Group in 1987 as Deputy Director of Industrial Affairs, and in 1993 was appointed as a member of the Executive Committee of Paribas Affaires Industrielles, in charge of Energy, Natural Resources and Transportation, and as Chairman and CEO of Coparex International (listed). In 1996, he was appointed Chairman and CEO of VIA GTI (listed). He became global Head of the Energy Division at Paribas in 1998. He joined our company in 1999 as Chief Operating Officer of Vivendi Water.  He was appointed Chairman of Dalkia in February 2003. Mr. Barbaroux holds various positions within our group, the most significant being chairman and chief executive officer of Dalkia International, managing director (gérant) of Dalkia France, permanent representative of Dalkia on the board of directors of Clemessy and director of Veolia Propreté, SARP and Sade CGTH.

Antoine Frérot is a graduate of the Ecole Polytechnique and holds a doctorate from the Ecole Nationale des Ponts et Chaussées. He began his career as an engineer and joined Cergrene, a research center, in 1983, becoming a Director in 1984.  He joined Compagnie Générale des Eaux in 1990, and was appointed Chief Executive Officer of Veolia Transport in 1995.  Mr. Frérot holds various positions within our group, the most significant being chief executive officer of Veolia Eau-Compagnie Générale des Eaux, director of Veolia Transport, Veolia Propreté, SARP and Sade CGTH, permanent representative of Veolia Eau-Compagnie Générale des Eaux on the board of directors of Société des Eaux de Marseille, chairman of the supervisory board of Compagnie des Eaux et de l’Ozone and chairman of the board of Veolia Water Solutions & Technologies.

Back to Contents

Denis Gasquet is a graduate of the Ecole Polytechnique and the Centre de Perfectionnement aux Affaires. From 1979 to 1989, he served in a variety of positions in the Office National des Forêts. He joined Compagnie Générale des Eaux in 1989, becoming Chief Executive Officer of Veolia Propreté in 1996. Mr. Gasquet holds various positions within our group, the most significant being member of the supervisory board of Veolia Eau-Compagnie Générale des Eaux, director of Veolia Environmental Services UK Plc, SARP and SARP Industries, chairman of the board of directors of Veolia Environmental Services North America Corp. and Veolia Environmental Services Australia Pty Ltd.

Cyrille du Peloux is a graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées (civil engineering). He began his career in the energy department of France’s Ministry of Industry in 1979.  In 1985 he joined the Bouygues group where he served as head of the diversification department and then as deputy chief executive officer of the TF1 television channel in charge of the management and development of the subsidiaries. In 1992 he became chairman and chief executive officer of Lyonnaise Communication, in charge of Noos and of the Paris Première and TPS channels. Mr. du Peloux was chief executive officer of Bull from 1999 to 2002, when he joined the Veolia Environnement Group as chief executive officer of Veolia Propreté for the UK and Northern Europe. He was then appointed chief executive officer of Veolia Transport on May 31, 2007. Mr. du Peloux holds various positions within our group, the most significant being director of Veolia Propreté, Veolia Environnement North America Operations and Veolia Environnement UK Plc and member of the supervisory board of SNCM.

Véronique Rouzaud holds a Master’s degree in law from the Université de Paris II – Assas and an MBA from the Institut d’Administration des Entreprises de Paris. She has occupied key positions in sales and human resources in major international business organizations, first in the Danone group, and then at Coca-Cola in Europe. She was also President of the European Works Council for the Coca-Cola Enterprises Europe Group until January 2007.  Since February 2007, she has been the Senior Vice President, Human Resources of Veolia Environnement.  Mrs. Rouzaud is also member of the board of directors of Sade CGTH, a subsidiary of Veolia Environnement.

Alain Tchernonog holds a doctorate in law. He is a graduate of the Institut d’Administration d’Entreprises and is admitted to the Bar. He began his career in 1972 as in-house lawyer at the Centre National d’Etudes Spatiales. In 1974, he was appointed chief of legal service of the Agence Nationale de Valorisation de la Recherche (ANVAR). Alain Tchernonog was head of contracts department in Roussel-Uclaf from 1979 to 1990, and then general counsel of Pierre Fabre group from 1990 to 1995. He joined the Compagnie Générale d’Entreprises Automobiles (which became Onyx and Connex and Veolia Propreté and Veolia Transport) in 1995 to manage the legal department and became general counsel of Veolia Environnement in 2001. He became member of the executive committee of our company in January 2007 and was appointed General Secretary in March 2007. Mr. Tchernonog holds various positions within our group, the most significant being chairman and chief executive officer of Veolia Environnement Services-Ré, director of Veolia Environnement Europe Services, Veolia PPP Finance, Codeve and Veolia Environnement North America Operations and member of the supervisory board of Dalkia France.

Back to Contents

COMPENSATION

Board of Directors’ Compensation

The members of our board of directors received the following compensation during the 2006 and 2007 fiscal years for services to us and our subsidiaries (directors’ fees (jetons de presence) paid for attending meetings of boards of directors of our company or subsidiaries):

Director	Directors’ fees paid by Veolia Environnement (in euros)		Directors’ fees paid by Controlled Companies (in euros)
	2007	2006	2007	2006
Jean Azéma	25,800*	48,250	0	0
Daniel Bouton	50,000	48,250	0	0
Jean-François Dehecq	40,000	15,495	0	0
Augustin de Romanet de Beaune**	20,000	n.a.	0	n.a.
Jean-Marc Espalioux	57,500	48,250	0	0
Paul-Louis Girardot	57,500	48,250	48,155	48,535
Philippe Kourilsky	55,000	38,250	0	0
Serge Michel	80,000	76,250	11,555	10,025
Baudoin Prot	40,000	38,250	0	0
Georges Ralli	40,000	38,250	0	0
Paolo Scaroni***	24,000	0	0	0
Louis Schweitzer	50,000	48,250	0	0
Murray Stuart***	94,500	84,188	0	0

*

After withholding in application of the attendance rules adopted by the board of directors (see below).

**

Appointment by the board of directors of March 29, 2007 approved by the combined general shareholders’ meeting of May 10, 2007.

***

Net amount after tax withholdings.

n.a.: not applicable

In addition to the directors’ fees above, we paid €5,951 and €7,935 respectively to Messrs. Arthur Laffer and Francis Mayer for their service as directors, representing the remainder of the directors’ fees for the fiscal year 2006 paid at the beginning of 2007.

Total Amount and Division of Directors’ Fees

The total annual amount of fees to be paid to our directors set at €600,000 by the shareholders’ meeting held on April 30, 2003, was not modified until 2006.  However, following the recommendations of the nominations and compensation committee, our board of directors decided in March 2005 to modify the allocation of directors’ fees from the fiscal year 2005 onwards.

Back to Contents

On May 11, 2006, following recommendations by our board of directors, the shareholders’ meeting increased to €770,000 the total fees to be paid to directors from fiscal year 2006.  The proposed increase was designed to take into account the duties incumbent upon committee members (in particular those of the accounts and audit committee) and to align our group’s practices with those of other companies included in the CAC 40 that are listed in the United States.

At its meeting of March 28, 2006, the board of directors decided to allocate, for the 2006 fiscal year, €40,000 of this amount to the members of the board, €50,000 to the members of the board who are also members of a committee, €80,000 to the chairman of the nominations and compensation committee and €120,000 to the chairman of the accounts and audit committee.

The €770,000 total amount was not modified in 2007. However, at its meeting of March 29, 2007, the board of directors decided on a new distribution of directors’ fees among directors taking into account the creation of the strategic research, innovation and sustainable development committee. The board thus decided to allocate €60,000 to the chairman of the strategic research, innovation and sustainable development committee and €60,000 to the two other members of the strategic committee who are also members of the accounts and audit committee for their seat on these two committees.  Otherwise, the distribution remains unchanged. The directors’ fees for 2007 will thus be distributed as follows:

•

Board member: €40,000

•

Board member and committee member: €50,000

•

Member of the accounts and audit committee and of the strategic research, innovation and sustainable development committee: €60,000

•

Chairman of the strategic research, innovation and sustainable development committee: €60,000

•

Chairman of the nominations and compensation committee: €80,000

•

Chairman of the accounts and audit committee: €120,000

Since the 2006 fiscal year, the board has conditioned the payment of part of the amount of directors’ fees owed to each director (whether they are committee members or not) on their attendance at board of directors meeting. Since 2006, the payment of half of the annual amount of directors’ fees of a board member (that is,  €20,000) is conditioned on the attendance of each director at a minimum of six meetings of the board per year, this amount being reduced proportionately to any absences. In 2007, amounts were withheld out of fees paid to certain directors according to the attendance rules described above based on their participation in board meetings in 2006.

At their meeting of March 25, 2008, the board of directors decided to maintain the same total amount of directors’ fees for 2008 and to maintain the distribution division described above.

Executive Committee Compensation

The aggregate amount of compensation paid to members of our executive committee in office in 2007 other than our chairman and chief executive officer, for services in all capacities was €4,269,519, of which €2,160,041 represented the fixed portion of 2007 compensation and €2,109,478 represented the variable portion of compensation relating to the 2006 fiscal year which was paid in the first half of 2007.

The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of our executive committee other than our chairman and chief executive officer from 2005 to 2007:

(in euros)	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2005	2,393,989	1,539,360*	3,933,349
Compensation paid in 2006	2,431,494	1,950,000**	4,381,494
Compensation paid in 2007	2,160,041	2,109,478***	4,269,519

*

Variable compensation for the 2004 fiscal year and paid in 2005.

**

Variable compensation for the 2005 fiscal year and paid in 2006.

***

Variable compensation for the 2006 fiscal year and paid in 2007.

Back to Contents

In addition to the above compensation, a profit-sharing payment of €30,000 in respect of the 2006 fiscal year was paid in June 2007.

Directors’ fees to members of the executive committee of our company in office in 2007 totaled €203,308 as result of their positions within companies of the Veolia Environnement Group in France and abroad.

In 2007, none of our directors or executive officers were parties to contracts with us or our subsidiaries that provided for the award of benefits upon termination of their employment, other than the supplementary retirement plan described below.

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

As of December 31, 2007, and based on current estimates, the total cost of this retirement plan (current value of future benefits or Valeur Actuelle des Prestations Futures) is expected to amount to €27.7 million for the members of the executive committee, of which €11.9 million relate to the chairman and chief executive officer. This is subject to the beneficiaries’ continued service with our company until the time that they retire, in accordance with the provisions of the French “Fillon” law.

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Compensation paid to Mr. Proglio in 2007 was determined according to terms proposed by the nominations and compensation committee and approved by our board of directors.

During 2007, Mr. Proglio received the fixed portion of his compensation for 2007, as well as the variable portion of his compensation for the 2006 fiscal year paid in 2007, which was determined at the board of directors’ meeting of March 29, 2007. He also received other benefits (avantages en nature), as well as the directors’ fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

Fixed Portion of 2007 Compensation

The board of directors followed the recommendation of the nominations and compensation committee, and decided during the meeting held on March 29, 2007 to increase the fixed portion of Mr. Proglio’s compensation, which had not been changed since 2005, for the 2007 fiscal year to an amount of €992,000.

Variable Portion of 2006 and 2007 Compensation

Based on the recommendations of the nominations and compensation committee, 70% of the variable portion of 2006 and 2007 compensation is based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

Back to Contents

Variable compensation for 2006: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 28, 2006 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of the chairman and chief executive officer’s variable compensation in respect of the 2006 fiscal year, based on the objectives of the 2006 budget and achievements, would be: adjusted operating income and adjusted net income attributable to equity holders of the parent. At its meeting of March 29, 2007, the board awarded Mr. Henri Proglio €1,275,000, that is, 100% of the variable portion of his compensation for the 2006 fiscal year, based on the application of formulas and taking into account results obtained.

Variable compensation for 2007: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 29, 2007 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of the chairman and chief executive officer’s variable compensation in respect of the 2007 fiscal year, based on the objectives of the 2007 budget and achievements in 2007 compared to those in 2006, would be: the adjusted operating income and the adjusted net income attributable to equity holders of the parent, in equal measure. Due to the capital increase completed in July 2007, which automatically increased net income, the board of directors decided at its meeting of March 25, 2008 to replace this indicator with the adjusted net income per share, as proposed by the appointments and compensation committee.  The board awarded Mr. Henri Proglio €1,423,020 as the variable portion of his compensation for the 2007 fiscal year, based on the application of formulas and taking into account results achieved.  This amount represented an increase of 11.6% compared to the variable portion of his compensation in 2006.

Other Benefits

In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2007 totaling €2,954, relating to use of a company car.

Directors’ fees paid by Veolia Environnement and its subsidiaries

In 2007, our chairman and chief executive officer received gross directors’ fees from us totaling €40,000, which were paid in respect of the last quarter of 2006 and the first three quarters of 2007 (fees due for the last quarter of 2007 were paid in January 2008).  Directors’ fees paid to Mr. Proglio are subject to French taxes (CSG/CRDS deduction) that are withheld from the amounts paid to Mr. Proglio.

Mr. Proglio also received directors’ fees with respect to offices he holds in our subsidiaries in both France and abroad totaling €64,079.

Variation between Mr. Proglio’s Compensation from 2005 to 2007

The table below sets forth total gross compensation paid to Mr. Proglio from 2005 to 2007 (including fixed and variable compensation, directors’ fees and benefits).

(in euros)	Various compensation			Directors’ fees paid by subsidiaries	Benefits(1)	Total gross compensation
	Fixed	Variable	Directors’ fees paid by VE
Compensation paid in 2005	944,996	850,000(2)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996	1,062,500(3)	38,250	66,382	2,666	2,114,794
Compensation paid in 2007	992,000	1,275,000(4)	40,000	64,079	2,954	2,374,033

(1)

Related to a company car.

(2)

Variable compensation due in respect of the 2004 fiscal year and paid in 2005.

(3)

Variable compensation due in respect of the 2005 fiscal year and paid in 2006.

(4)

Variable compensation due in respect of the 2006 fiscal year and paid in 2007.

Back to Contents

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

Following the publication of this law, the nominations and compensation committee performed a review of the provisions that may be applied to the next stock option plan for the benefit of the chairman and chief executive officer, and presented its conclusions to the board on March 29, 2007.

According to these recommendations, the board adopted internal rules pursuant to which Henri Proglio will have to form and retain a portfolio of our shares in proportion to the excess value, net tax and financing, realized on the exercised options. In accordance with these regulations, the president and chief executive officer will hold a portfolio of the Company’s shares equal to 50% of the remaining shares issued by virtue of the exercise, after payment of taxes (taxation of the exercise value and corporate payments) and the cost of financing (number of options which it is necessary to exercise to finance the exercise price of the portfolio).

Because the policy of granting free shares decided by our board of directors during its meeting of March 29, 2007 did not include the granting of any shares to the chairman and chief executive officer, the board did not define, for the chairman and chief executive officer any restrictions such as those applicable to share subscription or purchase options.

BOARD PRACTICES

Following our reorganization into a société anonyme with a board of directors on April 30, 2003, our existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the new board of directors of our company.  On September 14, 2006, the board of directors of our company also formed a strategic research, innovation and sustainable development committee.

Accounts and audit committee

The accounts and audit committee’s duties, as described in its internal charter, were updated during the meeting of the board of directors of May 11, 2006 in order to take into account changes in U.S. regulations applicable to the assessment of internal controls over financial and accounting information.

This committee consists of three to five members appointed, along with its chairman, by our board of directors based on the recommendation of the nominations and compensation committee.

The committee consists of three members,1 all of whom are independent under the board’s charter2: Murray Stuart (chairman), Jean-Marc Espalioux and Paul-Louis Girardot.

According to the committee’s charter, members must be selected on the basis of their financial or accounting skills. At its meetings of March 5, 2004 and March 29, 2005, the board of directors determined that Messrs. Espalioux, Girardot and Stuart qualified as “audit committee financial experts” within the meaning of the U.S. Sarbanes-Oxley Act, given their experience and skills.

1  Because of his professional commitments, Mr. Jean Azéma asked to be dismissed from his position as member of the committee in early 2007.

2  All of these committee members are also deemed to be independent according to the criteria set forth in the Listed Company Manual of the New York Stock Exchange.

Back to Contents

The accounts and audit committee meets at least five times per year at the request of its chairman or the chairman of the board of directors in order to review the semi-annual and annual financial statements before they are presented to the board of directors. In 2007, the committee met six times.  The average attendance level at meetings in 2006 was 77.8%.

Duties

The accounts and audit committee principally performs the following functions:

•

Regarding accounting matters, the committee (i) reviews, along with the auditors, the appropriateness and consistency of the accounting methods applied in the preparation of the financial statements and examines whether significant transactions have been adequately treated, (ii) provides an opinion on the draft semi-annual and annual financial statements, and (iii) meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of our company’s management.

•

Regarding internal auditing and internal control, the committee (i) examines our Group’s annual internal audit plan and receives a periodic summary of our group’s internal audit reports; and (ii) in connection with the evaluation of internal control procedures (as required by section 404 of the U.S. Sarbanes-Oxley Act), the committee periodically receives from our company information regarding the organization and the internal control procedures relating to financial and accounting information; and, when needed, the committee meets when necessary with the internal audit director to discuss the organization of internal audit.

•

Regarding the supervision of our company’s independent auditors, the committee (i) examines the auditors’ schedule of operations, (ii) meets as necessary with the auditors and our company’s management, including its accounting and treasury officers, if needed outside the presence of our company’s management, (iii) gives an opinion on the amount of the fees requested for the exercise of legal audit missions, (iv) gives its prior approval for any audit-related services to be performed by the auditors, (v) remains informed of the amount of the fees paid by our company and our Group to the auditors and the auditor’s network and ensures that the amount of these payments does not call into question the independence of the auditors, and (vi) supervises the procedure for selecting the statutory auditors.

Activities during 2007

In 2007, the accounts and audit committee completed its work within the framework of an annual program.  The substance of its meetings is included in minutes and the chairman of the committee reports to the board of directors. In addition to examining our company’s quarterly, semi-annual and annual financial statements, the committee periodically reviewed the action plans and the progress of work undertaken by our company in 2007 in order to comply with its internal control requirements under Section 404 of the U.S. Sarbanes-Oxley Act.  The committee reviewed the synthesis of internal audit missions and programs for 2007 and approved the internal audit program for 2008. The committee also reviewed, along with our company’s managers, key information which could affect its missions, including reports on cash flow, tax and legal matters, and information technology.  The committee also approved the duties and fees of our company’s auditors for 2007 and supervised the process through which KPMG SA was appointed statutory auditor, succeeding Salustro Reydel, as well as the rotation of partners of our statutory audit firms.  It also approved the 2008 budget and examined the organization of our Group’s risk management and the mapping of major risks, as well as pending actions and the 2008-2009 risk management program.

The committee may meet with individuals and experts outside our company if necessary.  It may also meet with our company’s financial officers or auditors outside the presence of the chairman and chief executive officer. Accordingly, during 2007 the chairman and/or members of the committee met and communicated with our company’s senior executive vice president, the financial services director, the financial control director, the risk and internal audit director, the general secretary, the general counsel, the risks and markets director and the auditors.  The committee did not consult with any outside consultants in 2007.

Nominations and compensation committee

The nominations and compensation committee’s charter provides that the committee must consist of three to five members appointed, along with its chairman, by the board of directors upon the recommendation of the then current members of the nominations and compensation committee.

The committee consists of three members, two of whom are independent (*) under the board’s charter: Serge Michel (chairman), Daniel Bouton (*) and Louis Schweitzer (*).

Back to Contents

The nominations and compensation committee meets at least twice a year at the request of its chairman or the chairman of the board of directors. In 2007, the committee met three times. The average attendance level at meetings was 100%.

Duties

The nominations and compensation committee principally performs the following functions:

•

With respect to compensation, the committee (i) studies and makes annual recommendations regarding the compensation of directors and executive officers and regarding retirement and other benefits, and gives an opinion on compensation of principal executive officers and senior managers of our company, (ii) proposes the total amount and breakdown of directors’ fees, (iii) advises the board of directors regarding stock option policies and awards, (iv) is informed of the compensation policy for the principal executive officers of our company’s subsidiaries, and (v) examines all share capital increases reserved for employees.

•

With respect to nominations, the nominations and compensation committee makes recommendations with respect to the appointment of our directors and executive officers and arranges for their succession. It also recommends the nomination of members and a chairman for each of our committees.  The committee’s choices should reflect a diversity of experience and points of view and ensure that the board remain objective and independent with respect to a shareholder or group of shareholders.  The committee must ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts and audit committee and half of the members of the nominations and compensation committee.

Each year, the nominations and compensation committee performs an evaluation, on a case-by-case basis, of the independence of each director in light of the criteria for independence mentioned in the board of directors’ charter and submits its proposals to the board of directors.  It also organizes and coordinates the required evaluation of the board’s functioning, and submits its opinion regarding the performance of our company’s executive management.

To perform its duties, the committee may interview different members of our company’s or our Group’s management.

Activities during 2007

In 2007, the nominations and compensation committee was dedicated to preparing recommendations and proposals to the board relating to the compensation of the chief executive officer (2007 fixed component and 2006 variable component) and the determination and distribution of director’s fees, as well as the review of the proposals concerning the compensation of our company’s executive committee members.

The committee also submitted an opinion to the board of directors on the policies relating to the award of stock options and free shares and on the resolutions submitted to the general shareholders’ meeting of May 10, 2007 relating to them. The committee also presented its conclusions and recommendations to the board of directors on the implementation of the new retention obligation for shares issued as a result of the exercise of stock options by the chairman and chief executive officer pursuant to the law of December 30, 2006 relating to the development of the participation of employees in stock ownership plans.

In addition, the committee made a proposal at the board of directors meeting of March 29, 2007 relating to the appointment of Mr. Augustin de Romanet de Beaune, the new chief executive officer of the Caisse des Dépôts et Consignations, as director replacing Mr. Francis Mayer.

Lastly, in 2007, the committee evaluated the independence of the directors and conducted a formal evaluation of the functioning of the board of directors, the conclusions of which were presented during the board meeting of December 19, 2007.

Strategic research, innovation and sustainable development committee

At its meeting held on September 14, 2006, the board of directors of our Company created a strategic research, innovation and sustainable development committee, along with a committee charter.

Back to Contents

This committee has three to five members, who are appointed by the board of directors based on recommendations of the nominations and compensation committee.  The chairman of the committee is appointed by the board of directors based on a proposal from the chairman of the board.

The committee is composed of three members appointed by the board of directors on September 14, 2006, two of whom are independent (*): Messrs. Philippe Kourilsky (chairman), Paul-Louis Girardot (*) and Jean-Marc Espalioux (*).

Pursuant to the committee charter, the committee meets at the request of its chairman or the chairman of the board of directors.  It meets at least three times per year.  In 2007, the committee met a total of 10 times. The attendance rate was 100%.

Duties

The committee’s mission is to evaluate “research and development” and “sustainable development” policies and strategies proposed by our Group’s relevant departments and to advise the board of directors accordingly.

It is kept informed of programs and high-priority actions that have been undertaken and evaluates the results.  In particular, it receives information relating to budgets and manpower, and advises on the allocation of means and resources and their adequacy in light of proposed objectives.

The committee principally communicates with the chairman of the board of directors, senior management and the Company’s executive committee, the “research and development” and “sustainable development” departments of the Group as well as all executives within the Company who may provide useful input or opinions.

The Committee may also consult with third parties outside of the Company whose participation may be useful in the fulfillment of its duties.  It may consult with outside experts as needed.

Activities during 2007

In 2007, the committee’s activities were devoted to the organization of numerous meetings with our Group’s management, including with our company’s chairman and chief executive officer, the managers of our Group’s divisions, and the director of the development and technology research department. Four working groups addressing research and development themes, technological and scientific oversight, innovation and the resources needed for R&D and innovation activities were created upon the request of the committee. In 2007, it continued its analysis and review of Veolia Environnement Group’s strategy with respect to innovation and oversight and identified potential improvement lines. In 2007, the committee relied on outside consultants to conduct additional studies.

Committees created by management

Disclosure committee

Our Company’s chairman of the management board (directoire) and chief financial officer created a disclosure committee (comité de communication), which was presented to our company’s former management board on December 11, 2002.  The chief executive officer or, in his absence, the senior executive vice president presides over meetings of the disclosure committee.

In addition to the chief executive officer and the senior executive vice president, the permanent members of the committee include the heads of each of our company’s divisions (water, energy services, waste management and transportation) and the principal executive officers of our company’s corporate departments.

Pursuant to its charter, the disclosure committee principally: (i) oversees the implementation of internal procedures concerning the collection and control of information concerning our company that will be disclosed to the public; (ii) defines the process for preparing our company’s reports and other disclosure; (iii) examines the information to be disclosed and approves the final version of reports or other disclosure, in particular the U.S. Form 20-F, which are filed with French and American regulatory authorities; and (iv) approves the procedures for publication or filing of these documents.

The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary in order to assure the fulfillment of its duties, but no less than twice a year, including (i) once before the end of each year to organize and launch the drafting of our company’s French reference document and annual report on Form 20-F, and (ii) before the filing of the annual report on Form 20-F with the U.S. Securities and Exchange Commission to approve the report. The disclosure committee may also meet before the announcement of any significant events.

Back to Contents

The disclosure committee met twice in 2007.  During its June 22, 2007 meeting, it reviewed and approved our company’s annual report on Form 20-F as well as the certifications required from its chief executive officer and senior executive vice president in accordance with U.S. regulatory provisions. At its December 3, 2007 meeting, the disclosure committee principally reviewed regulatory developments relating to reports and other communications designed for public disclosure and, particularly, the convergence of IAS and IFRS standards and U.S. GAAP. It also launched the process of collecting information and preparing for drafts of our company’s annual reports for the 2007 fiscal year. In addition, it reviewed the comments we had received from the SEC relating to our company’s 2006 Form 20-F, as well as those it received from the AMF in connection with its review of the 2006 reference document.

Ethics committee

In February 2003, we implemented an ethics program entitled “Ethics, Commitment and Responsibility,” which was updated in December 2004. This program is intended to guide the daily behavior of our employees with respect to ethical matters.

In March 2004, we created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee consists of three to five members chosen by our company’s executive committee and may pursue any matter that it wishes regarding group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential.

The committee elects its own chairman, with no particular power being provided for in relation to other members, except that of a casting vote in the event of a tie in voting.  The committee currently has three members.  Members of the committee may include employees, former employees or persons outside of our company selected among candidates with a good knowledge of our Group’s businesses and a professional position guaranteeing the independence and perspective necessary for the position.  The committee’s decisions require a majority approval.  Its members are subject to strict confidentiality requirements and are not authorized to discuss their personal positions outside the committee.  The committee may rely on correspondents designated to it by each of our Group’s divisions.

In accordance with its internal charter, the ethics committee’s duty is to make all recommendations concerning the fundamental values of Veolia Environnement, relating either to subjects it decides to examine or following questions that have been brought to its attention.  In application of this principal, the ethics committee may, in particular, perform “ethics audits” in any of our Group’s operations, whether in France or abroad. The principal purpose of this procedure is to assess, based on interviews with selected individuals representing as faithfully as possible the operation in question, the level of employees’ ethical commitment, their knowledge of our Group’s values, the ethical problems they may encounter, and the training they receive (from their supervisors) or give (to their colleagues) on the subject.

Pursuant to the “whistleblowing” provision of Article 301 of the U.S. Sarbanes-Oxley Act, the ethics committee is in charge of receiving and handling, in coordination with the accounts and audit committee, all employee inquiries relating to accounting, auditing or internal control matters.  On June 14, 2005, the accounts and audit committee approved the set of procedures to be followed for handling and following up on these employee inquiries.

As such, the ethics committee handles notices sent to it by employees of our Group relating to breaches of our Group’s “Ethics, Beliefs and Responsibility” program. The committee has all necessary authority to perform its duties: it can consult with any Group employee, statutory auditor or third party.  It can also request the assistance of our internal audit department or use the services of external experts.  It has access to all of the sites and all companies of our Group.

In 2007, the committee reported to the accounts and audit committee and to the executive committee concerning its operations and expressed the reasons for which it was satisfied as well as its expectations.

Back to Contents

EMPLOYEES

Employee Information

The corporate information below is taken from an international database, which we have been developing since 2001. This database includes, for all of the companies in our Group whose results are fully or proportionally consolidated for accounting purposes, approximately 150 corporate indicators, that yield more than 225,000 pieces of data per year, sorted by company, country and geographical area or region.

The salient indicators drawn from the international database are presented below under different subheadings.  Investors are cautioned not to place undue reliance on such figures, in particular in the case of averages, since the figures below are often aggregated across all parts of the world, and may require more detailed analysis at the level of the specific geographic area, country or business concerned.

Total Number of Employees

As of December 31, 2007, we had 319,502 employees, an increase of 7.04% (21,004 employees) over 298,498 employees as of December 31, 2006.

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location as of December 31, 2007:

	Water*	Environmental Services*	Energy Services	Transportation	Total	%
Europe	55,945	68,288	43,794	61,166	229,889**	71.95%
of which metropolitan France	29,725	35,928	20,058	31,027	117,434**	36.76%
North America	3,626	11,243	109	13,890	28,868	9.04%
South America	2,925	7,369	7,225	1,697	19,216	6.01%
Africa/Middle East	7,726	7,355	1,266	498	16,845	5.27%
Asia/Pacific	12,645	5,777	1,981	4,281	24,684	7.73%
Total	82,867	100,032	54,375	81,532	319,502**	100%
%	25.94%	31.31%	17.02%	25.52%	100%

*

Proactiva’s employees (8,789 employees) have been divided according to activity, between water (1,939 employees) and waste services (6,850 employees).

**

The total number for France includes 696 employees who work at our company's headquarters, at the Centre d’Analyses Environnementales and at the Veolia Environnement Campus.

As of December 31, 2007, 36.76% of our employees were located in France, 35.19% in the rest of Europe, 9.04% in North America and 19.01% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2007, we employed 319,502 persons, of whom 298,008 persons (representing 93.3% of our employees) worked under indefinite term employment contracts and 21,494 persons under fixed-term employment contracts.  During 2007, 8,030 fixed-term employment contracts were converted into indefinite term employment contracts (or 37.4%).  As of December 31, 2007, 27,048 of our employees (or 8.5% of total employees) were managers, 292,454 were non-managerial employees, and 65,519 were women (or 20.5% of total employees).

In France, among the 117,716 employees as of December 31, 2007 (including 282 employees in Réunion), 110,413 (or 93.8%) were employed under indefinite term employment contracts and 7,303 under fixed-term employment contracts. During 2007, 3,065 fixed-term contracts were converted into indefinite term contracts (or 42%). Of our employees in France, 13,393 (or 11.4%) were managers, 104,423 were non-managerial employees and 25,770 (or 21.9%) were women.

Back to Contents

Weighted average annual number of employees

This figure corresponds to the number of employees that we would have had if the latter had all been working full time during the entire year.  It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each employee.  In 2007, our weighted average number of employees was 291,140.2, of which 270,880.2 (or 93.0%) were employed under indefinite term employment contracts.

In France, the weighted average number of employees during 2007 was 110,520, of which 103,964 (or 94%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies.  In 2007, the consolidated weighted average number of employees was 284,072.

Temporary employees

The number of temporary employees in 2007 (in full time equivalents) was 14.026, which represents 4.8% of the total full-time equivalents of employees. In France, the number of temporary employees in 2007 (in full time equivalents) was 7,648, which represents 6.9% of the total full-time equivalents of employees.

Human Resources Policies

At the end of 2007, we had 319,502 employees, an increase of 7% compared to 2006. This increase reflects the rapid international development of our Group, the activities of which are territorially-based. As a leader in environmental services, we intend to maintain this growth rate and spread our corporate model in the 68 countries in which we operate.

The integration of new employees and the cultivation of their loyalty to the company are essential elements of our human resources policy. In accordance with principles adopted several years ago, we is continuing our efforts to provide specialized training to each new employee in order for him or her to become professionals in his or her specific areas and grow throughout his or her career.  This training is also intended to enhance each employee’s sense of service and demonstrate the value of his or her contribution towards the provision of essential needs, the preservation of the environment and the well-being of the public.

One means of fostering this sense of service is through the combination of training courses and work experience. This type of training is gradually becoming the standard recruitment method in our Group’s various entities. In France, the “Veolia Skills” program illustrates our company’s concrete commitment to this approach through its professional skills training contracts.

With the support of the Veolia Environnement Campus and its international network, this ambitious commitment to skills is at the center of our training policy. Through it, employees develop a sense of solidarity and a sense that they are contributing to the exchange of know-how. To further this method of recruitment, new campuses are currently being opened both locally and abroad. This new stage in training development will enable us to continue to spread our corporate model while adapting it to the regulatory context of each country.

In addition to our commitment to employment, our employment policy is structured around a number of themes that are aimed at combining personal growth with economic performance.

Safety remains a major concern and our Group is tirelessly pursuing its efforts to protect the health of our employees. In addition, reinforcing diversity and promoting equal opportunities are important issues for maintaining growth and fostering our values of coherence and solidarity.

The development of career paths and professional mobility, the maintenance of dialogue at every level and the expertise in human resources are assets that add value to our Group in all of the countries in which we operate.

Finally, employee satisfaction is addressed through an equitable compensation policy which rewards individual efforts and allows employees to benefit from the company’s performance.

Back to Contents

Understanding our corporate reality

The consistent management of human resources within each division of our group requires a constant appraisal of corporate reality and operational practices. We have been ranked as one of the leaders among companies included in the CAC 40 index in terms of the thoroughness and quality of the corporate information we publish. We depend on a worldwide network of more than 600 correspondents in the divisions to collect, process and consolidate 160 employment-related indicators.

Specialized software is used to ensure that collection and confirmation of the data is reliable.  Data collection is followed by analysis by geographic location, country and type of activity.

The stability of certain indicators facilitates a better use and guarantees and encourages an objective and precise evaluation of corporate progress within each of our entities. Our Group monitors various indicators with particularly close attention.  These progress indicators provide a global perspective on certain areas of employment policy set forth by our management, which expects the various entities to focus on:

•

Employee loyalty;

•

Reduction of absenteeism;

•

Safe working conditions;

•

Reduction of temporary employment; and

•

Development of professional training and skills particularly through on-the-job training.

In order to improve human resources management in the coming years, analysis and internal examinations are underway to:

•

Analyze the evolution of indicators over the last three years and thus observe recurring themes,

•

Compare data from Veolia Environnement and its subsidiaries with publicly available information relating to corresponding business sectors (beginning in France),

•

Observe revenues by area and country,

•

Collect and highlight particularities within each division or within certain countries, and

•

Identify those areas where progress is needed in the coming years, defining objectives by profession and by country.

These projects will be pursued with the long-term objective of refining the method of evaluating and managing corporate performance within Veolia Environnement and each of its subsidiaries.

This evaluation method must be based on common indicators and progress objectives, which are then individualized, on a case by case basis, in order to take into account the particularities both of each job category and the local parameters of each country (such as practices, legislation, regulations and job protection) on the other hand.

We are aware of the need to anticipate the progress and long-term prospects of skills and professions, and are thus continuing to enhance our system of classification and management of human resources through a detailed mapping of jobs and skill-sets across our various divisions, and through a unified classification of our managers.  In France and abroad, our Group focuses on to the corporate environment in which we are evolving and attempts to anticipate our transformations.  To this end, the corporate observatory, formed in 2001, conducts prospective analysis and studies in partnership with research organizations in order to formulate a long-term human resources vision.  We must take into account demographic pressure, transformations in the labor market, reorientation of public policy in terms of recruitment and training, and changes in behavior regarding mobility and career choices in order to anticipate changes in our model that are appropriate for a global corporate environment.

Back to Contents

In 2007, the corporate observatory’s work focused on:

•

The CEREQ study (Centre d’Etudes et de Recherches sur les Qualifications) on the skill management agreement, the final report of which was presented to all parties involved, including the French committee of our Group, and

•

A study on absenteeism conducted in collaboration with the ANACT (National Agency for the Improvement of Work Conditions - Agence Nationale pour l’Amélioration des Conditions de Travail).

In 2007, a broad program entitled “Respecting differences and equal opportunities” was launched in order to identify the difficulties encountered in managing diversity and to seek best practices in this area.

Encouraging employee loyalty through the development of skills and professional progress

Professional training is the preferred method of skills development for all of our employees because it:

•

Allows them to acquire the required knowledge tailored to changes in their profession and our clients’ expectations;

•

Ensures their ability to progress and find employment throughout their professional life;

•

Encourages mobility;

•

Offers training courses leading to degrees or official qualifications.

In 2007, our entities in France continued the local implementation of an agreement relating to the development of skills and professional training, which we signed with unions on October 4, 2004.  This implementation involves using various customized plans that take into account the priorities and specific features of each division.

“Veolia Skills” Program

Veolia Skills is a recruitment program launched in France in 2005 with the goal of anticipating business growth and the progress of obtaining employee qualifications. This campaign, which in 2007 involved 6,559 employees, is open to internal and outside candidates, of all ages and qualifications.

Outside candidates are offered professional skills training contracts with terms of nine to 24 months. If the training is successful, the candidates obtain a diploma (from the CAP to a Master’s), and are offered an indefinite-term employment contract.  In addition to traditional recruitment channels, this year four buses with the Veolia logo were sent out across France to present our Group’s businesses and to seek candidates within local populations.  The program also benefited the internal candidates to whom skill development contracts or training periods were offered in order to increase their skills within our Group. This mobility is an example of the progress made under our framework agreement concerning skills development.  Moreover, in addition to the raising our profile through the recruitment campaign and encouraging employees’ educational mobility, this program offers certain employees the opportunity to expand their roles by becoming instructors.

Given the success of the campaign, we are continuing Veolia Skills in 2008.

A strong ambition: training and work experience

In order to maintain our position as leader in environmental services and continually reinforce the quality of our services, we depend on one key asset: qualified personnel.  in order to develop employee skills within the constantly evolving context of our various divisions, our Group relies on Veolia Environnement Campus to coordinate our training policy, which is based on the following principles:
•

Provide experience to our Group’s employees in their division and professional context while promoting their acquired expertise to clients,

•

Organize the transfer of know-how within subsidiaries,

•

Support the policies of professional mobility and career development, and

•

Reinforce the corporate culture surrounding the environmental services division by emphasizing potential synergies (high added value for the Company’s clients) and solidarity.

Back to Contents

Veolia Environnement Campus: a pivotal training site

As a common platform for skills development for all Veolia Environnement divisions (water, energy services, environmental services and transportation), Veolia Environnement Campus brings together the training directors of all of our Group’s subsidiaries and constitutes a forum for cultural diversity and interaction.

As a technological showcase for our activities, the Veolia Environnement Campus is also a pivotal training facility which is at the forefront of a worldwide network.

Taking into account our current development and prospects that are available to our business around the world, commercial, human, and financial considerations require the efficient management of training efforts and an optimization of our Group’s resources.  To this end, the purposes, implementation principles, and development areas within our Group’s training policy must be upheld in each country and division, while taking local contexts into account.

Valuable initial and continued training

The Veolia Environnement Campus, which provides training for all of the skills required for the provision of environmental services, develops its programs in a manner that is responsive to the needs of continuing education, which is an essential skill development tool for employees and which also enables them to ensure their future employability.  Nearly 20,000 participants were admitted to the campus in 2007.

The campus’s program also responds to initial training needs.  This part of the program allows for the involvement of young people who earn a professional degree through apprenticeship and work study (from the CAP to Master’s degree).  This is the case at the CFA (Centre de Formation des Apprentis) Institute of Urban Environment, where nearly 16 degrees were earned with a success rate of 92%.  These high-level degrees correspond to the European licence, Master’s and doctorate.

An international network and reliable partners

In order to improve the implementation of its ambitious training policy, the Veolia Environnement Campus is at the center of an international network of 18 campuses in 11 countries, as well as an increasing number of academic partnerships between the Group’s subsidiaries and local universities.

In 2007, three new CFAs were opened in France and are the first of the new regional campuses to become operational. The Chicago Campus opened in the United States. In the Czech Republic, the environmental services institute of Prague broadened its activities to all fields.

Ensuring the safety and health of employees

Our employees often work in public areas and private sites under conditions that involve risks to their safety. In addition, their work sometimes involves a certain level of physical stress that may result in health problems.

Confronted with these risks, each division has prepared various voluntary risk prevention policies, while involving, as part of its operational management, the monitoring of indicators relating to the frequency and seriousness of accidents.

In addition to continuous improvements in safety material and individual protective gear, several priority safety measures have been systematically implemented within all of our Group’s companies, aimed at:

•

identifying and evaluating risks in order to prevent them;

•

training and informing employees on how to recognize and prevent workplace accidents and control risks; one quarter of each employee’s training is dedicated to safety and health matters;

•

strengthening the network of safety providers and developing a dialogue with employees dedicated to the study of health and safety issues in the context of 2,971 cases dedicated to these subjects;

•

supporting injured persons, both during their convalescence and once they resume their work;

•

implementing, on a case by case basis, a management system for health and safety at work, based on the international reference OHSAS 18001;

•

ensuring the safety of employees traveling for business in high-risk areas through the safety crisis team, which is overseen by safety managers.

Back to Contents

Our Group’s executive committee declared 2008 to be “World Safety Year for Veolia Environnement”. This initiative is focused on the prevention of professional, health and safety risks.  It has been implemented internationally and is designed to capitalize on existing practices. Five main actions, supported by a communication plan, will be implemented in early 2008:

•

Define and launch our Group’s essential Health & Safety standards;

•

Implement the commitments of the executive committee regarding the problems of Health & Safety;

•

Set up an objective and performance review system for the management team;

•

Make Health & Safety an essential element of employee training and support;

•

Manage and control the implementation of the Health & Safety policies taking into account the progress of any policies already being used within different entities.

We strive to protect the health of its employees, their families and that of people in the countries where our Group does business. We implement our health policies through local actions.

Our Group conducts awareness and prevention campaigns. In 2006, we conducted an international campaign called “Hygiene for my health”, aimed at informing our employees of the importance of hand-washing, the first step in preventing an epidemic. The campaign informed employees of the importance of hygiene with regards to their health through dialogues and exchanges. The 2007 report on this campaign shows that 100,000 employees worldwide were affected.

Moreover, our Group has created health crisis management plans, for potential events like a flu pandemic. To prepare for such a risk, our operations strengthened specific provisions that would allow activities that are essential for the population at large to continue without exposing their employees to risks.

Similarly, the Handicap Project was stepped up in 2006. This project aims at assisting recruiters and works in order to elaborate common tools for our four divisions by forming lateral working groups in order to help integrate handicapped persons within the workforce.

Build and maintain a relationship of confidence with employees

A dialogue with employees initiated upon arrival and integration of personnel

In France and abroad, we pursue our external growth through several types of transactions, including mergers and acquisitions, the creation of local subsidiaries with industrial partners and public service delegation contracts signed with local governments.

In all cases, our employees play a key role in our success.

A major challenge is to allow employees to progress at every stage.  This applies to status, training, benefiting from know-how, transmission of skills, compensation and social benefits, and involves defining a new corporate mission based on our values, while continuing to respect the one that is in place.  Our human resources policy in these cases is based on conviction that the identification and validation of talents and skills is required in order to motivate managers and improve their performance.

The systematic evaluation of the local environment, mentality and teams in place is at the center of our company’s concerns and strategy; our Group’s expertise in employee benefits and human resources management are the most important elements for the success of all growth and integration transactions.

Back to Contents

Strengthening dialogue with employees at all levels

For our Group’s local services, which are fundamental to our business, employee dialogue takes places within operating units at a local level. It is at this level that social partners are best able to provide appropriate solutions concerning organization, working conditions, skill development and rewarding individual efforts.  This dialogue must be adapted to the other countries where our Group has a presence. After the establishment of a Group Committee in France, a European Group Committee including employee representatives from 21 European countries was formed.  The resulting forum for employee dialogue operates on three levels:

•

The subsidiary level will remain the level on which where traditional negotiations occur,

•

The country level will allow for exchange of information and dialogue on all national themes,

•

The third level will be the European Group Committee, which shall be a forum for consultation and information on subjects involving all of our employees.

Improve social innovation

We seek to enhance our employee initiatives, whether they be individual or collective, local or global. Since 2003, our company has pursued this objective by creating procedures for the collection and publication of information concerning all employee and community-related matters. Close to 1,200 initiatives were recorded in five years originating in all regions of the world where we conduct business, demonstrating our Group’s consistency and individual contributions.

These initiatives concern the essential objectives of human resources development: employment, professional progress, training, health and security, and the improvement of local populations’ living conditions. Their value depends upon their effective implementation based on local concerns, and are always guided by the objective of improving the progress of employees and the well-being of residents of the areas where our Group conducts business.  Approximately 40 innovations become corporate initiatives, published in French and English and featured on the Internet and intranet sites.

In addition, a panel meets annually to determine the most innovative projects and award them a trophy, delivered by our CEO.  In 2007, during an international human resources seminar in Brussels, six corporate initiative trophies were awarded to:

•

Veolia Energy for “Pépinière Internationale, objectif 2010”;

•

ST2N of Veolia Transport France for “Mobi’guide”, for the improvement of service relations with disabled persons;

•

Veolia Transport North America for “World Class Safety”, the leader in safety measures;

•

SENSE (France) for its training program for disabled persons within the cleaning profession;

•

Veolia Eau, Veolia Propreté and Veolia Transport in France for the tutorial school for young professionals coming from underprivileged neighborhoods; and

•

Tianjin CGE Water Co. Ltd, Veolia Water – China for the charitable plan aimed at destitute Chinese populations.

A compensation policy that associates employee benefits and employee profit-sharing

We apply a global compensation policy, which is consistent with our company’s results and includes the following components: salary, employee benefits and employee savings.  This approach consists of:

•

offering competitive compensation based on the markets of the relevant countries;

•

enabling employees to earn fair compensation that takes into account their individual efforts;

•

strengthening employee benefits (such as illness, disability, and accidental death benefits);

•

reinforcing the pension and entitlement systems in various countries; and

•

developing employee savings.

Back to Contents

The increase in life-expectancy and medical costs, as well as the retirement of the “baby boom” generation, will affect the public welfare systems in the long-term.  In certain countries, employers must provide medical, life insurance, and retirement coverage to their employees if the public welfare system does not.

In light of our international presence, our company must take these factors into account and be sure to:

•

respect local legal systems and establish complementary social welfare systems in order to guarantee high quality coverage to all of Our employees;

•

guarantee the competitiveness of our company by attempting to limit corporate commitments subject to the IAS 19 accounting standard;

•

finance savings plans with contributions from the employer and employees in order to ensure the responsibility of all parties.

As of December 31, 2007, our corporate commitments amounted to €1.9 billion, a decrease of 5% compared to the end of 2006, which is essentially due to changes in actuarial assumptions and in particular to a rise in the actualization rate. Retirement plans with defined benefits accounted for 70% of this amount.  Other commitments relate to end of career indemnities, senior executive retirement, medical coverage for retirees, other work benefits and end of career compensation.   The consolidation of commitments was made over more than 60 countries.

In 2007, our Group extended its policy of employee savings. We proposed a new share capital increase to 195,515 employees in 27 countries, representing approximately 33,000 more employees and 8 more countries than in 2006.   As a result of this transaction, close to 57,000 employees are shareholders of Veolia Environnement and collectively hold 1.63% of our share capital.

Ethics

Our presence in nearly 70 countries around the world requires us to implement a set of principles in order to ensure compliance with various human rights norms and governance standards set forth under international laws and treaties.

These principles must take into account our company’s cultural diversity and emphasize environmental protection above all, which is one of our company’s foremost concerns.  In addition, they must integrate our company’s traditional values, which are based on a close relationship with clients, consumers and civil society and the autonomy of each of our company’s operating divisions.

To this end, we implemented the “Ethics, Commitment and Responsibility” program in February 2003, which was updated in late 2004 and early 2008. This program is intended to guide the daily behavior of our employees. As part of the program, an ethics correspondent has been appointed in each division.

The program reaffirms the fundamental values shared by all of our employees, including, for example, the need for strict observance of the laws in effect in the different countries where we operate, loyalty to our clients and to consumers, sustainable development, a sense of solidarity (tolerance, respect of others and social dialogue), management of risks and effective corporate governance.

In March 2004, we created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee consists of three members and may investigate any matter that it wishes regarding Group ethics. Employees may also freely consult with the committee. The ethics committee must act independently and keep the information relating to the matters it treats confidential.

From October 2004 to December 2005, our Group held fourteen training seminars relating to the “Ethics, Commitment and Responsibility” program, including three outside of France, for over 400 of our managers.  During 2007, we continued these actions by developing and deploying a training program and seminars on compliance with antitrust laws, open internationally to several thousand managers of our Group.

In addition, since 2005, we have implemented a reporting procedure to help combat fraud, which is overseen by our risk director and our director of finance.

Back to Contents

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than 1% of our shares. Our directors and senior managers listed below were granted options to subscribe to shares of our company during the last five years as follows:

	Number of Options Initially Awarded(1)	Exercise Price(2)	Expiration Date
2002 Plan
Henri Proglio	220,000	€36.65	January 28, 2010
Jerôme Contamine	65,000	€36.65	January 28, 2010
Antoine Frérot	45,000	€36.65	January 28, 2010
Denis Gasquet	45,000	€36.65	January 28, 2010

2003 Plan
Henri Proglio	220,000	€22.14	March 24, 2011
Jerôme Contamine	105,000	€22.14	March 24, 2011
Olivier Barbaroux	70,000	€22.14	March 24, 2011
Antoine Frérot	70,000	€22.14	March 24, 2011
Denis Gasquet	70,000	€22.14	March 24, 2011
Stéphane Richard(3)	70,000	€22.14	March 24, 2011

2004 Plan
Henri Proglio	110,000	€24.32	December 24, 2012
Jerôme Contamine	70,000	€24.32	December 24, 2012
Eric Marie de Ficquelmont(4)	40,000	€24.32	December 24, 2012
Olivier Barbaroux	40,000	€24.32	December 24, 2012
Antoine Frérot	40,000	€24.32	December 24, 2012
Denis Gasquet	40,000	€24.32	December 24, 2012
Stéphane Richard	40,000	€24.32	December 24, 2012

2006 Plan
Henri Proglio	150,000	€44.03	March 28, 2014
Jerôme Contamine	90,000	€44.03	March 28, 2014
Eric Marie de Ficquelmont	60,000	€44.03	March 28, 2014
Olivier Barbaroux	60,000	€44.03	March 28, 2014
Antoine Frérot	60,000	€44.03	March 28, 2014
Denis Gasquet	60,000	€44.03	March 28, 2014
Stéphane Richard	60,000	€44.03	March 28, 2014

2007 Plan
Henri Proglio	110,000	€57.05	July 17, 2015
Jerôme Contamine	60,000	€57.05	July 17, 2015
Olivier Barbaroux	40,000	€57.05	July 17, 2015
Antoine Frérot	40,000	€57.05	July 17, 2015
Denis Gasquet	40,000	€57.05	July 17, 2015
Alain Tchernonog	40,000	€57.05	July 17, 2015

(1)

The numbers of shares which can be acquired upon the exercise of options under each plan except the 2007 Plan have been adjusted to take into account transactions affecting our share capital (issuance of free warrants for shares in December 2001 and share capital increases in August 2002 and July 2007).

(2)

The original exercise prices for all plans except the 2007 Plan have been adjusted to take into account transactions affecting our share capital (issuance of free warrants for shares in December 2001 and share capital increases in August 2002 and July 2007).  The original exercise prices under each plan are stated below.

(3)

Mr. Stéphane Richard is no longer a member of senior management of our company since May 31, 2007.

(4)

Eric Marie de Ficquelmont is no longer a member of senior management of our company since January 2007.

Back to Contents

Pursuant to a three-year authorization granted by our general shareholders’ meeting of June 21, 2000, our former management board decided on June 23, 2000 to implement an “outperformance” stock option program. Under the program, we granted 29 of our principal managers options to purchase 780,000 treasury shares at €32.50 per share.  The total number of treasury shares eligible for sale and the exercise price have been adjusted to 735,635 shares and €31.41 per share, respectively, as a result of legal adjustments related to our issue of free warrants for shares in December 2001 and share capital increases in August 2002 and July 2007, and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in June 2008. As of December 31, 2007, 385,778 options had been exercised.

Pursuant to the same authorization, our former management board decided on February 8, 2001 to implement a stock option plan pursuant to which 1,500 of our employees (including six members of our former management board) received options to subscribe to a total of 3,462,000 newly-issued shares of our company at €42 per share, which was the fair market value of our shares at the time the options were granted.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,578,039 shares and €40.59 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in February 2009.  As of December 31, 2007, 1,836,563 of these options had been exercised.

Finally, pursuant to the same authorization, our former management board decided on January 28, 2002 to implement a stock option plan pursuant to which approximately 1,400 of our employees (including five members of our former management board) received options to subscribe to a total of 4,413,000 newly-issued shares of our company at €37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,657,903 shares and €36.65 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in January 2010. As of December 31, 2007, 2,236,647 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of April 25, 2002, our former management board decided on March 24, 2003 to implement a stock option plan pursuant to which approximately 1,740 of our employees (including six members of our former management board) received options to subscribe to a total of 5,192,635 newly-issued shares of our company at €22.50 per share.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 5,164,390 shares and €22.14 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in March 2011.  As of December 31, 2007, 2,784,621 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2004, our board of directors decided on December 24, 2004 to implement a stock option plan pursuant to which approximately 1,087 of our employees (including the seven members of our executive committee) received options to subscribe to a total of 3,341,600 newly-issued shares of our company, corresponding to approximately 0.82% of share capital on the day the plan was authorized, which represents slightly more than half of the total amount authorized by our general shareholders’ meeting, at €24.72 per share.  The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,392,012 shares and €24.32 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant will expire in December 2012.  As of December 31, 2007, 35,592 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2005, our board of directors decided on March 28, 2006 to implement a stock option plan pursuant to which approximately 1,378 of our employees (including the 7 members of our executive committee) received options to subscribe to a total of 4,044,900 newly-issued shares of our company at €44.75 per share, which reflected the average opening share prices of our shares in the 20 days preceding the board of directors’ decision.  Such exercise price does not include any discount, in accordance with the general meeting’s authorization of May 12, 2005. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,110,406 shares and €44.03 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees.  Options granted pursuant to this plan will be exercisable from March 2010 and will expire in March 2014. As of December 31, 2007, 1,300 options had been exercised in advance due to the death of a beneficiary, in accordance with French law.

Back to Contents

During its meeting of March 29, 2007, following the recommendations of the nominations and compensation committee, the board of directors defined our company’s policy on incentive programs for senior executives and executives of our Group and decided that for certain categories of beneficiaries, this policy could combine the award of stock options and free shares. During its meeting of July 17, 2007, our board of Directors decided that stock options would be reserved for senior executives and that the free shares would be awarded to a large group of executives and “outstanding” non-executive employees, without combination of the two policies.  In addition, in accordance with new provisions of the French Commercial Code resulting from the law of December 30, 2006 for the development of employee shareholding, our board of directors set, as of the same date, the rules applicable to the chairman and chief executive officer’s obligation to retain all or part of his shares in registered form, which are held as a result of the exercise of options, until the end of the term of his office.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 11, 2006 relating to the issuance of undiscounted share subscription and purchase options representing up to 1% of the share capital, our board of directors decided on July 17, 2007 to implement a stock option plan pursuant to which 557 of our employees (including the members of our executive committee) received options to subscribe to a total of 2,490,400 newly-issued shares of our company, corresponding to approximately 0.60% of share capital on the day the plan was authorized. The exercise price of the options has been set at €57.05 per share, which reflects the average opening prices of our shares in the 20 days preceding our board of directors’ decision.  The total number of newly-issued shares eligible for subscription has been adjusted to 2,473,900 shares, after adjustments arising from changes in the situations of beneficiaries.  Options granted pursuant to this plan will be exercisable from July 2011 and will expire in July 2015.  This authorization is valid until July 11, 2008.  Pursuant to the board’s decision, options were awarded as follows:

•

Members of the executive committee: 330,000 options (13.2% of the total);

•

Category 1 (Main senior executives of our Group, excluding members of the executive committee): 811,000 options (32.6% of the total); and

•

Category 2 (Other senior executives of our Group): 1,349,400 options (54.2% of the total).

On July 17, 2007, our board of directors also decided that the plan would include an award to American residents of “stock appreciation rights” (SARs), which are the financial equivalents of share subscription options and replicate the exercise and performance terms of such options.  These SARs are valid for six years (compared with eight years for options) and may be exercised at the end of four years.  The exercise price of the SAR was set at € 57.20, which reflects the opening price of our shares on the date of our board of directors’ decision.  The acquisition period is identical to that of the options, that is, 4 years following the award decision.  Pursuant to our board of directors’ decision, 205,200 stock appreciation rights were awarded to 181 beneficiaries as follows:

•

Category 1 (Main senior executives of our Group, excluding executive committee members): 29,500 SARs (14.4% of the total)

•

Category 2 –(Other senior executives of our Group): 84,300 SARs (41.1% of the total)

•

Category 3 (Executives and “outstanding” non-executive employees): 91,400 SARs (44.5% of the total)

The acquisition of options and SARS awarded to the executive committee, as well as to categories 1 and 2 above is subject to a minimum growth of the net earnings per share (NEPS) between December 31, 2006 and December 31, 2008 according to the following rate:

	NEPS< 10%	NEPS >10 et <25%	NEPS ≥ 25%
Executive committee and Category 1 Percentage of award	0%	Between 1% and 99% proportional to net earnings	100%
Category 2 Percentage of award	50%	Between 51% and 99% proportional to net earnings	100%

Back to Contents

As in the case of the performance terms that apply to the free shares, the SARs allocated to Category 3 will be permanently acquired in the event of an increase in net earnings per share as of December 31, 2008 equal to or greater than 10% more than that as of December 31, 2006.

A resolution will be proposed to the general shareholders’ meeting to be held on May 7, 2008, concerning the grant of an authorization to our board of directors to award subscription options or share purchase options without discount to employees and/or officers of our company or its related companies for a maximum of 1% of our company’s aggregate share capital. This 26-month authorization would be valid until July 7, 2010.  In accordance with the decision of our board of directors of March 25, 2008, we will continue the stock option policy we pursued in 2007, and the acquisition of options will accordingly be partially subject to performance conditions.

 As of December 31, 2007, a total of 22,944,535 share subscription options had been granted (plans n° 2 to 7), giving the right to subscribe to 15,287,144 of our shares, after adjustments and exercises.  Of this total, 8,810,360 options were exercisable (plans n° 2 to 5).  As of December 31, 2007, the number of our shares before exercise of the remaining stock options amounted to 470,719,806 shares. On this date, if all stock options (plans n°2 to 7) had been exercised, 15,287,144 new shares would have been issued, representing a dilution percentage in case of exercise of 3.25%.

Grant of Free Shares

During its meeting of March 29, 2007, following the recommendations of our nominations and compensation committee, our board of directors defined our policy concerning incentive plans for senior executives and executives of our Group and decided that certain categories of beneficiaries, excluding members of our executive committee and the main senior executives of our Group, could receive a combined award of stock options and free shares, with the acquisition of free shares subject in certain cases to performance criteria. During its meeting of July 17, 2007, our board of directors decided that free shares would be awarded to a large group of executives and “outstanding” non-executive employees, without combining the stock options and free share award policies.

On July 17, 2007, upon the recommendation of the nominations and compensation committee, our board of directors decided to implement a free share award plan and to allocate a total of 333,700 shares (after adjustment by the board of directors on December 19, 2007, to account for all final share grants), representing 0.07% of our share capital on the date of the resolution.  In accordance with the decision of our board of directors, the shares were awarded to 2,232 Category 3 beneficiaries (executives and “outstanding” non-executive employees) in 18 countries, including France.  This category includes executive and non-executive employees with at least three years’ seniority who have achieved remarkable individual or collective results in pursuing their specific objectives.

The acquisition period for such shares depends on the tax regime applicable.  In general, the acquisition period is set at two years for French residents (that is, until July 18, 2009), followed by a lock-up period of two years (until July 18, 2011), while residents of countries other than France are subject to an acquisition period of four years (until July 18, 2011), not followed by a lock-up period.

Free shares awarded to Category 3 beneficiaries are subject to the following performance terms:  they will be permanently acquired in the event of an increase of net earnings per share at December 31, 2008 equal to or greater than 10% more than that at December 31, 2006.

The authorization of our general shareholders’ meeting of May 10, 2007 (limited to 0.5% of our share capital), which is in effect until July 10, 2009, led to the grant in 2007 of 0.07% of our share capital on the day of the decision of our board of directors. Consequently, no new resolution shall be proposed at our general shareholders’ meeting to be held on May 7, 2008.

Company Savings Plan and Employee Share Ownership Policy

Since 2002, our employees have had the possibility of investing in various instruments of our Group’s savings plan, “Sequoia,” including diversified funds and an investment fund in Veolia Environnement shares.

After a first share capital increase reserved for French employees, we decided in 2004 to offer our foreign employees the possibility of acquiring shares in our company during reserved capital increases. The plan was progressively extended at the international level (it now covers 27 countries, including France, and 29 countries, all mechanisms combined), with the ultimate goal of employees owning 5% of our outstanding share capital.

Back to Contents

Our employees have the choice of two employee shareholder plans: a “classic” plan, in which the employee is exposed to variations in our share price, and a “secured” plan, which protects the employee from a decline in the price of our shares while giving him or her the possibility to benefit from a portion of any increase, as applicable.

Depending on local conditions, the shares in these two plans were subscribed either directly or through French investment funds (Fonds Commun de Placement d’Entreprise - FCPEs). Additionally, specific plans were put in place in the United Kingdom (the Share Incentive Plan, which since 2006 enables employees to purchase shares of our company through a trust and pay for them through regular withdrawals from their salary) and in China (a global plan replicating the economic conditions of the secured shareholder plan) in order to accommodate local variations in tax and exchange rate regulations.

A review of subscription in 2007 indicates a high level of participation: out of the 216,153 current or retired employees eligible (all mechanisms included), 44,373 (or 20.53%) subscribed, resulting in a 43% increase in total contributions compared to 2006, of which 41,308 were towards our Group’s saving plan.   This subscription resulted in the issuance of 3,061,675 new shares and a corresponding increase in our company’s share capital of €15,308,375.   In addition, 188,771 new shares (representing 0.04% of our share capital) were issued following a capital increase reserved for Sequoia Souscription International – SAR, a subsidiary of Calyon, as part of the establishment of a structured offer to employees in countries where traditional employee shareholder plans are not available.  These two capital increases were finalized on December 12, 2007.  Given the share capital increases that occurred in 2002, 2004, 2005, 2006 and 2007, approximately 57,000 employees of our Group currently own a total of 1.63% of Veolia Environnement’s share capital.  In total, approximately 76,000 employees have active accounts in our Sequoia savings plan, that is, more than one out of every three employees in the countries in which our Group’s savings plan is available.

Back to Contents

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the ownership of our shares and voting rights at December 31, 2007:

Shareholder	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations(1)	48,763,596	10.36%	48,763,596	10.70%
Capital Research Global Investors(2)	32,438,090	6.89%	32,438,090	7.12%
Groupama(3)	27,171,816	5.77%	27,171,816	5.96%
Natixis Asset Management(4)	21,227,870	4.51%	21,227,870	4.66%
EDF(5)	18,287,428	3.88%	18,287,428	4.01%
Veolia Environnement(6)	15,120,654	3.21%	0	0%
Public and other investors	307,710,352	65.37%	307,710,352	67.54%
Total	470,719,806	100%	455,599,152	100%

(1)

According to our company’s shareholder analysis of December 31, 2007.  To our company’s knowledge, Caisse des Dépôts et Consignations’ most recent filing with the AMF occurred on December 19, 2006 (Décision et Information AMF no. 206C2344 dated December 22, 2006).  The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over our company.

(2)

An investment division of asset management corporation Capital Research and Management Company, acting on behalf of its clients (American mutual funds).  According to Capital Research Global Investors’ most recent filing with the SEC on Schedule 13G dated February 11, 2008, reporting its ownership of our shares as of December 31, 2007. To our company’s knowledge, Capital Research and Management Company’s most recent filing with the AMF occurred on January 9, 2007 (Décision et Information AMF n°207C0072 dated January 10, 2007).

(3)

According to Company’s shareholder analysis of December 31, 2007.  To our company’s knowledge, Groupama’s most recent filing with the AMF occurred on December 30, 2004 (Décision et Information AMF n°205C0030 dated January 7, 2005).

(4)

According to our company’s shareholder analysis of December 31, 2007.

(5)

According to our company’s shareholder register (actionnaires nominatifs) as of December 31, 2007, which is maintained by Société Générale on our company’s behalf.  To our company’s knowledge, EDF’s most recent filing with the AMF occurred on December 22, 2002 (Euronext avis n°2002-4424 dated December 31, 2002).  EDF declared that it held 16,155,492 Veolia Environnement shares as of that date.  EDF further declared that it would hold the shares as a financial investment and that it did not seek to influence our company’s management, and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(6)

As set forth in our company’s monthly filing with the AMF reporting transactions it has effected with respect to its own shares, filed with the AMF on January 4, 2008.

As of December 31, 2007, non-French investors held approximately 53% of our company’s shares and French investors the remaining 47%.

We estimate that, as of December 31, 2007, approximately 124 million of our shares (representing approximately 26% of our share capital) were held by holders in the United States.  As of December 31, 2007, 17,355,455 of our shares (representing approximately 3.69% of our share capital) were held in the form of ADRs by 28 registered ADR holders (including The Depository Trust Company).  We estimate that, as of March 31, 2008, there were approximately 27,400 beneficial holders of our shares in the United States.

On July 10, 2007, we completed a capital increase in cash with maintenance of preferential subscription rights, which had been approved by our board of directors on June 10, 2007.  Following the transaction, 51,941,040 new shares with a nominal value of €5 were issued, thus increasing the share capital by €259,705,200.  The total amount of the capital increase, including the issuance premium, amounted to €2,581,469,688.

Back to Contents

On December 12, 2007, we recorded an increase in share capital attributable to (i) a capital increase reserved for current and retired employees of our company and our Group, in France and abroad, the subscription of which was achieved both directly and through several company investment funds, and (ii) a capital increase reserved for Sequoia Souscription International – SAR, a subsidiary of Calyon, in the context of the implementation of a structured share offer for employees from countries unable to participate in traditional employee shareholder plans.  Following the transaction, 3,250,446 new shares with a nominal value of €5 were subscribed at the prices of €48.18 and €60.23 (depending on the plan), thus increasing the share capital by €16,252,230, representing approximately 0.7% of our company’s share capital at the date the share capital increase was recorded.

To our knowledge, there are no shareholders’ or other agreements relating to our shares other than as described above and there is no arrangement the execution of which may at a subsequent date result in a change of control of our company.

The major shareholders of our company do not enjoy different voting rights from those of the other shareholders.

Back to Contents

RELATED PARTY TRANSACTIONS

We have no “related-party transactions” within the meaning of Item 7B of Form 20-F.  We have disclosed certain transactions in Note 40 to our consolidated financial statements pursuant to a definition of “related-party transactions” under IFRS that is different from the definition contained in Item 7B of Form 20-F.

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

As of December 31, 2007, the aggregate amount of our provisions for litigation was €426.9 million including all types of litigation (that is, tax, employee-related and other litigation).  The aggregate amount of reserves accrued by our group in respect of all litigation in which we or our subsidiaries are involved (see Note 17 to our consolidated financial statements included in Item 18 of this annual report), includes a large number of claims and proceedings that, individually, are not material to our businesses.  The largest individual reserve accrued in our financial statements in 2007 relating to litigation amounts to approximately €19 million.

Veolia Eau – Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market.  On July 11, 2002, the Council rejected the allegations of anticompetitive collusion (entente anticoncurrentielle) among these water services companies, refusing both to impose monetary sanctions or issue an injunction against these companies. However, the Council found that the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of the Economy, Finance and Industry to take all necessary measures to modify or terminate this pooling arrangement. Compagnie Générale des Eaux challenged this finding, initially before the Paris Court of Appeals, which confirmed the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, overturned the Paris Court of Appeals’ decision, holding that only administrative authorities had jurisdiction over the matter. Accordingly, Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat.  The latter held that the complaint was inadmissible (decision of November 7, 2005), since the Council’s decision was only a preparatory act for the decision of the French Ministry of Economy, Finance and Industry. In light of the nature of this matter and the lack of any judgment against our company thus far, we have not accrued a reserve for its potential outcome.

On February 15, 2006, the company Aquatraitements Energies Services (“AES”) brought a complaint before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Eau’s subsidiaries (Veolia Water and Seureca Overseas). AES is seeking €150 million in damages and interest from Veolia Water and Seureca Overseas, based on the  claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, Veolia Water and Seureca Overseas had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the contract won by either Veolia Water or Seureca Overseas as a result of AES’ assistance. In December 2004, Veolia Water and Seureca Overseas terminated these contracts following their discovery of actions taken by the managers of AES that they considered to be fraudulent (dolosives), and that would have affected their ability to consent to the contracts at the time of signing. Veolia Water and Seureca Overseas submitted their defense rejecting all of AES’s claims before the Commercial Court on June 28, 2006. After several months of silence, AES filed its brief in response before the Commercial Court in which, in light of the arguments developed by Veolia Water and Seureca Overseas in their brief of June 28, 2006, AES reduced its damages claim to €15 million. Veolia Water and Seureca Overseas filed another brief in response before the Commercial Court on September 5, 2007, to which AES responded on February 20, 2008 reconfirming its claim. Consequently, the end of the procedural dispute is near and trial on the merits should take place in the next several months. A judgment is likely to be rendered before the end of 2008. We believe that AES’s allegations and in particular, its €15 million damages claim, have no legal or economic merit and that such litigation will not have a material effect on the financial condition of our Group, and accordingly have not accrued a reserve in respect of the potential outcome.

Back to Contents

Sade

In April 2000, Sade, a subsidiary of Veolia Eau, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements  among these companies in respect of 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs).  These companies, including Sade, filed their responses to the complaint in September 2000.  The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny.  The companies filed responses to the new complaint in January 2002.  However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints.  In response to the report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint on the merits as well as based on irregularities in the complaint procedure that undermined its right to a proper defense, as well as the lack of proof of Sade’s alleged anti-competitive behavior in certain markets.  On March 21, 2006, the Council retained complaints against Sade in respect of 2 markets, and imposed a fine of €5.4 million relating to this matter. Sade has accrued a reserve in its accounts to cover this litigation, and appealed this decision before the Paris Court of Appeals on June 16, 2006. Hearings took place on March 26 and 27, 2008.  The Paris Court of Appeals is currently deliberating..

In addition, on June 9, 2005 the French Competition Council issued a ruling against eleven companies (including Sade) in respect of a complaint alleging anticompetitive behavior (providing information prior to the bid process) for various public works contracts in the Meuse department from 1996 to 1998. Sade was implicated with respect to one such contract, which was awarded to a competitor in 1998.  Under this ruling, Sade was fined €5 million, which it has already paid. Sade has filed an appeal with the Paris Court of Appeals, which confirmed the Council’s decision on April 25, 2006. Sade appealed this decision before the French Supreme Court  on May 24, 2006.  On November 6, 2007, the French Supreme Court rejected this appeal, ending the case.

WASCO and Aqua Alliance International

Several present and former indirect subsidiaries of Veolia Eau in the United States1 are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries remain liable and at times must manage the outcomes of such claims.  In addition, the acquirors of Veolia Eau’s former subsidiaries in certain instances benefit from guarantees given by Veolia Eau or by Veolia Environnement in respect of such lawsuits.  These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s present or former subsidiaries or their predecessors.  There are generally numerous other defendants, in addition to Veolia Eau’s present or former subsidiaries, which are accused of having contributed to the injuries. Reserves have been accrued by Veolia Eau’s current subsidiaries for their estimated liability in these cases based on, among other things, the nexus between the injuries claimed and the products manufactured or sold by Veolia Eau’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases.  These reserves are accrued at the time such liabilities become probable and reasonably estimable, and do not include reserves for possible liabilities in respect of unasserted claims.

A number of such claims have been resolved to date either through settlement or dismissal.  To date, none of the claims has been tried to a verdict.

During the five-year period ended December 31, 2007, our company’s average annual costs relating to these claims, including amounts paid to plaintiffs and legal fees, have been approximately US$2.5 million, excluding any reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, we currently have no reason to believe that any material increase is likely to occur, nor do we expect these claims to have a material adverse effect on our business, financial condition or results of operations.

1  Subsidiaries of the Aqua Alliance group, or of WASCO (formerly named Water Applications & Systems Corporation and United States Filter Corporation), the leading company of the former U.S. Filter group, the major businesses of which were sold to various acquirors in 2003 and 2004.

Back to Contents

Veolia Water North America Operating Services

In 2002, Veolia Water North America Operating Services (“VWNAOS”), a subsidiary of our company, entered into a ten-year contract with the city of Atlanta, representing annual revenues of US$10 million. This contract involves the operation of slurry and effluent treatment plants for the city, the maintenance and renovation of equipment engineering of equipment and the design and planning of a construction program for plant renovation. On June 19, 2006, VWNAOS brought an action against the city of Atlanta before the United States District Court, alleging the city’s failure to respect its investment obligations, reimburse additional costs of operation and pay bills issued in consideration for services provided.  VWNAOS estimates its damages to be at least US$25 million, excluding damages resulting from further adjustments which may arise over the course of the procedure.  On July 10, 2006, the city of Atlanta unilaterally cancelled the contract and, in turn, brought an action against VWNAOS, alleging VWNAOS’ failure to fulfill certain of its obligations during the execution of the contract.  The city is seeking indemnities of approximately US$35 million against VWNAOS and has also brought an action against Veolia Environnement directly in its capacity as VWNAOS’s guarantor under the contract.  In connection with this dispute, the city has drawn on the US$9.5 million bank guarantee issued to VWNAOS at the start of the contract.  VWNAOS believes this move is unjustifiable.  A discovery procedure allowing each party to request documents from the other began on September 1, 2006 and is ongoing.  We contest the city’s claims and intends to defend ourselves vigorously.   A trial date has not yet been set by the District Court.  At this point in the procedure, we believe that this matter will not have a significant impact on our financial situation.

In April 2008, two of our subsidiaries, Veolia Water North America Operating Services and Veolia Water Indianapolis, LLC (VWI), were named as defendants in two putative class action lawsuits filed in Indiana state courts, in which the plaintiffs have alleged that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local water authority and state consumer protection law.  The plaintiffs have claimed that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overcharges that, while later credited to the customers, deprived the customers of their money for a period of time.  They have also claimed that the methodology used to estimate water usage was flawed and not approved under relevant regulations.  The plaintiffs are seeking to certify a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with its contract and relevant laws and regulations, and that the claims of the plaintiffs are without merit.  It intends to defend its interests vigorously.  While the early stage of these lawsuits makes it impossible to determine the potential loss, we believe that these lawsuits will not materially and adversely affect our results of operations, liquidity or financial position.

Veolia Transport

In 1998, the DGCCRF (a French administrative body with competition oversight) conducted an inspection and performed seizures on the premises of our transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, with the purpose of obtaining proof relating to possible anti-competitive practices in this market. In February 2003, Veolia Transport was informed that the French Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision on the merits in this matter.  In September 2003, the French Competition Council notified Veolia Transport of two grievances that suggested collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services between 1994 and 1999. In September 2004, the French Competition Council notified Veolia Transport of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which one of the sub-claims was dismissed. On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transport to pay a fine of approximately €5 million. Veolia Transport paid this fine and filed an appeal, which the Paris Court of Appeals rejected on February 7, 2006. On March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court approved certain arguments advanced by Veolia Transport and, in its decision dated October 9, 2007, overturned the decision of the Court of Appeals of Paris and resubmitted the claim to the same court.  This decision has not yet been served to the parties, and Veolia Transport has yet to submit an appeal to that court.

Back to Contents

Société Nationale Maritime Corse Méditerranée (SNCM)

Our affiliate SNCM is involved in a number of legal proceedings relating directly and indirectly to the bidding process for contracts to provide ferry service between Marseille and Corsica.  Veolia Transport owns 28% of SNCM’s share capital, and we fully consolidate SNCM in our consolidated financial statements as a result of control rights under a shareholders’ agreement.

The first legal proceeding involves SNCM’s direct and indirect shareholding in Compagnie Méridionale de Navigation (CMN).  SNCM holds directly 45% of CMN’s share capital.  It also holds a 45% interest in Compagnie Méridionale de Participation (CMP), which in turn holds 53% of CMN’s share capital.  SNCM entered into a shareholders’ agreement with the other shareholder of CMP, STIM of Orbigny (Stef Tfe group), which, among other things, gave either party the right to trigger a purchase or sale option involving CMP shares in the event of a modification of CMN’s strategy by the other party that results in a major conflict between the shareholders. SNCM notified STIM in July 2006 that it was exercising its option to purchase 25% of the share capital of the CMP (to bring SNCM’s interest to 70%), as a result of a disagreement that impeded the ability of the parties to submit a joint bid for the Marseille-Corsica ferry contract.

STIM contested both the validity of the agreement and the right of SNCM to exercise its option.  As required by the shareholders’ agreement, SNCM brought an action against STIM before the Commercial Court of Paris (Tribunal de Commerce), which ruled in favor of SNCM in October 2006.  In December 2006, the Paris Court of Appeals reversed the decision, holding that STIM had validly cancelled the agreement because of its indefinite duration (a condition that ordinarily permits a party to cancel a contract under French law).  SNCM appealed the decision to the French Supreme Court, which dismissed SNCM’s claim in November 2007.  The case is now closed.  SNCM will maintain its current stake in CMN.

On September 19, 2006, CMN and Corsica Ferries filed a complaint before the Competition Council alleging anti-competitive practices by SNCM, the Corsican Regional Authority (Collectivité Territoriale Corse) and the Corsican Transportation Bureau (l’Office des Transports Corse) intended to restrict or eliminate competition during the call for tenders for the Marseille-Corsica public transport delegation contract. In December 2006, the Competition Council held that the cartel claim against the Corsican Regional Authority, the Corsican Transportation Bureau and SNCM was inadmissible, and rejected claims regarding the excessive subsidies and crossed subsidies raised by Corsica Ferries. On the other hand, the Competition Council found that the global and indivisible offer of the SNCM likely constituted an abuse of its dominant position. The case on the merits is pending, although it relates to a call for tenders that was cancelled by a decision of the Conseil d’Etat in December 2006.

In February 2007, notwithstanding the dispute among the CMN shareholders, SNCM submitted a joint bid with CMN for five ferry routes between Marseille and Corsica.   The joint bid was contested by Corsica Ferries, a competitor, before a French administrative court and the French Competition Council.

Before the Competition Council, Corsica Ferries contended that the CMN – SNCM grouping forms an anti-competitive cartel based on an unlawful pooling arrangement, and that the size of the subsidy requested by the grouping from the Corsican Regional Authority suggested an abuse of a dominant position. The Competition Council dismissed Corsica Ferries’ claims concerning pooling arrangements in April 2007.  Proceedings with respect to the claim of excessive subsidy are underway, but the Competition Council’s investigation has been suspended pending a decision on the merits.  As of the date of this annual report, it is impossible to determine what the outcome of this matter before the Competition Council might be.

The initial bid process was delayed by administrative court proceedings, ending in a decision by the Conseil d’Etat (the highest French administrative court) in December 2006.  Following this decision, the Corsican Regional Authority launched a second bid process.  Corsica Ferries contested this process in a summary proceeding, but its position was rejected by a decision of the Conseil d’Etat in June 2007.  The contract was subsequently awarded to the CMN / SNCM group, and service began on July 1, 2007.  In January 2008, the administrative court of Bastia dismissed Corsica Ferries’ request for the cancellation of the decision of the Corsican Regional Authority to launch a new bid process.  Corsica Ferry has not appealed this decision.

Back to Contents

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, as ordered by the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico (CAPR). CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, our joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, which emitted offensive odors and hazardous substances into the environment, damaging the health of the plaintiffs, a group of local residents.  Following several hearings and procedural steps in the context of a mediation process under the authority of a judge appointed by the Supreme Court of Puerto Rico, the parties reached an amicable agreement on August 15, 2007. This settlement agreement provides that certain defendants, other than CAPR, will pay the plaintiffs in consideration for the complete release of their legal claims, and subject to the Supreme Court of Puerto Rico’s resolution of certain procedural details. Accordingly, the Supreme Court of Puerto Rico issued a provisional order on August 30, 2007, and on November 6, 2007 it issued a decision formally acknowledging the August 2007 settlement agreement. Further to this formal acknowledgement, all claims against CAPR were dropped without CAPR having paid any amounts to the plaintiffs or the defendants.

Dividend Policy

Our company’s dividend policy is determined by our board of directors, which may consider a number of factors, including our financial performance and net income, as well as the dividends paid by other French and international companies in the same sector. We cannot guarantee the amount of dividends that may be paid in respect of any fiscal year. However, we have announced and confirmed that our objective is to maintain our policy of distributing dividends of between 50 and 60% of adjusted net income attributable to equity holders of the parent.

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

Since the date of our consolidated financial statements, we have pursued our strategic goals to increase organic growth, obtain new contracts and enter into new partnerships and alliances.  The following are the most significant developments in our businesses since December 31, 2007.

General

On February 5, 2008, we published our consolidated revenues for the year ended December 31, 2007 (unaudited IFRS figures), which amounted to €32,628.2 million. We also submitted our quarterly financial information as at December 31, 2007 to the AMF and released it to the public.

On March 7, 2008, we published a press release regarding our annual results for 2007.

On February 12, 2008, we announced the launch of the “Veolia Observatory of Urban Lifestyles”. Having worked with various cities for over 150 years, we are able to anticipate the complexity of urban problems and their interrelation so as to offer essential services that improve the quality of urban life. By 2030, 60% of the world population will be living in cities. We created the “Veolia Observatory of Urban Lifestyles” to enhance our knowledge of city life. The Observatory published the findings of its first study, which was carried out by Ipsos, the French market research institute, between September and December 2007. The study examines the relationship between city dwellers and the place where they live. A total of 8,500 people were surveyed in 14 cities around the world. The detailed findings of this survey can be found in a brochure published by the “Veolia Observatory of Urban Lifestyles”. The survey will be carried out again in 2009 using a new group of major cities around the world.

On May 6, 2008, we published a press release regarding our 2008 first quarter revenue.

Back to Contents

Veolia Eau

On February 11, 2008, Veolia Eau announced that it had won, via its subsidiary Veolia Water Solutions & Technologies, a contract in a consortium including Warbud, the Polish civil engineering company, and WTE, the German water company, to upgrade and extend the Czajka wastewater treatment plant in Warsaw, Poland. The contract will provide estimated total cumulative revenues of €500 million for the consortium, of which approximately €148 million will go to Veolia Eau. This contract is part of a larger development project in the countries in Eastern Europe, which have a significant need to renew their purification infrastructures. This contract will allow Veolia Water, which already has a strong presence in this part of Europe, and particularly in the Czech Republic, Romania, Hungary and Slovakia, to reinforce its presence in Poland.

On April 29, 2008, Veolia Eau announced that it won, through its subsidiary Veolia Water AMI, a six-year contract awarded by Saudi Arabia’s Ministry of Water and Electricity for water production and distribution and wastewater collection in the capital, Riyadh, Saudi Arabia. This is the first time Saudi Arabia awards a contract for water services to a private operator, and it is also one of the most important contracts in terms of the number of people served (4.5 million inhabitants) and in the length of the drinking water network (10,000 kilometers), as well as wastewater (4,500 kilometers) that has been entrusted to Veolia Eau. The contract represents estimated aggregate revenues of €40 million.

Veolia Propreté

The acquisition of Bartin Recycling Group, the third company in France for recycling and reuse of scrap iron and metals, which generated €249 million revenues in 2006, was finalized on February 13, 2008. This acquisition will increase Veolia Propreté’s metal recycling capacity in France from 250,000 to more than one million tons per year, which is a significant gain considering that 50% of steel worldwide is produced from scrap iron.

In February 2008, Veolia Propreté entered into a signifcant twenty five-year Private Finance Initiative agreement in Southwark County, U.K. The agreement represents estimated global revenues of €900 million, thanks to a global integrated management strategy which proposes the reduction, collection, reception, transfer, recycling, composting, pretreatment and disposal of waste.

On March 17, 2008, the district authorities of West Berkshire awarded to Veolia Propreté a Private Finance Initiative contract for integrated waste management with a twenty-five year term, representing total aggregate estimated revenues of €667 million.  The contract covers the collection, recycling and elimination of waste from the district as well as urban cleaning services.  Veolia Propreté will build and manage the installations for the upgrade, transfer, composting and recycling of household waste.

Dalkia

On February 18, 2008, Dalkia announced the success of the public tender offer launched on December 17, 2007 for the Polish company Praterm.  Dalkia is now the majority shareholder of the company, holding 97.9% of its share capital for an investment of €142 million.  With more than 260 km of small and medium sized networks, Praterm is present in 21 cities in the North, South, and Southeast of Poland.  It produces and distributes heat to nearly 520,000 inhabitants and is expected to generate revenue of approximately €55 million in 2008.

Veolia Transport

In January 2008, the urban and suburban bus transportation agreement in Las Vegas was renewed for a two-year term. This agreement, the operation of which will begin in April 2008, represents cumulative estimated revenues of approximately €137 million. The renewal of the Boston agreement in 2007 and of the Las Vegas agreement in 2008 constitute major successes for Veolia Transport, these two agreements being the most significant in Northern America in their respective markets in terms of revenues.

Since January 2008, Veolia Transport Sweden has held two thirds of the share capital of the company Tagia, the manager of the Stockholm metro.  This company, the remaining capital of which is owned by Storstockholms Lokaltrafik AB (SL), the company overseeing the public transport system in the Stockholm region, generated revenues of approximately €75 million in 2007.

On February 20, 2008, Veolia Cargo, a subsidiary of Veolia Transport specialized in railway logistics, announced the execution of an agreement relating to the acquisition of Rail4Chem, a German railway company specialized in international railway freight transport.  Rail4Chem generated revenues in 2007 of more than €80 million.  This acquisition will be finalized during 2008, subject to the approval of the competition authorities.

Back to Contents

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

Our ordinary shares are listed on Euronext Paris market (Compartment A). Since August 8, 2001, our shares have been included in the CAC 40, the main index published by Euronext Paris. Our shares have been listed on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”) since October 5, 2001. Each ADS represents one ordinary share.

The Euronext Paris market

In February 2005, Euronext Paris overhauled its listing structure by implementing the Eurolist market, a new single regulated market, which replaced the regulated markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché onto the Eurolist market.

As from February 21, 2005, all securities approved for listing by Euronext Paris are traded on the Eurolist market, which was renamed the Euronext Paris market on November 28, 2007. The Euronext Paris market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. Securities listed on the Euronext Paris market are classified by alphabetical order. In addition, Euronext Paris created the following compartments for classification purposes: Compartment A, for issuers whose market capitalization is over €1 billion, Compartment B, for issuers whose market capitalization is between €150 million and €1 billion, and Compartment C, for issuers whose market capitalization is under €150 million.

Trading on the Euronext Paris market

Securities listed on the Euronext Paris market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities listed on the Euronext Paris market in one of two categories, depending on their trading volume. Our shares trade in the category known as “Continuous,” which includes the most actively traded securities. Securities in the “Continuous” category are traded on each trading day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which times trades are recorded but not executed until, respectively, the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m.). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a security after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the last auction price plus or minus 1%. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Euronext Paris automatically restricts trading in a security listed on the Euronext Paris market in the “Continuous” category upon entry of an order in the order book that is likely to result in a trade being executed at a price exceeding the specific price limits defined by its regulations. In particular, trading is automatically restricted in a security whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than 2.0% from the last traded price. Trading of this security resumes after a call phase of four minutes, during which orders are entered in the central order book but not executed, which ends by an auction. Euronext Paris may also suspend trading of a security listed on the Euronext Paris market in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases, including, for example, in the context of a takeover bid, Euronext Paris may also suspend trading of the security concerned, upon request of the AMF.

Trades of securities listed on the Euronext Paris market are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are currently eligible for the deferred settlement service.

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

Trading History

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) and the trading volume (in shares) of our shares on the Euronext Paris market.

	High	Low	Trading Volume(1)
	————	————	————

2008
First Quarter	63.89	42.00	183,500,344
March	58.29	42.00	85,760,030
February	59.84	53.29	41,083,180
January	63.89	48.81	56,657,134
2007
Fourth Quarter	66.25	59.19	114,698,053
December	65.85	60.07	35,155,979
November	66.25	59.88	47,353,819
October	62.95	59.19	32,188,255
Third Quarter	60.96	50.62	141,437,296
Second Quarter	63.09	55.30	135,372,389
First Quarter	57.10	50.60	99,535,891
2006
Fourth Quarter	58.40	46.12	97,560,487
Third Quarter	48.69	42.71	119,763,237
Second Quarter	49.45	36.49	150,220,240
First Quarter	46.40	37.82	97,080,563
2005
Fourth Quarter	39.14	33.80	98,720,710
Third Quarter	35.40	29.56	102,226,960
Second Quarter	31.82	27.17	110,251,403
First Quarter	28.42	25.21	122,493,492
2004
Fourth Quarter	26.63	23.11	107,660,963
Third Quarter	23.54	21.02	83,118,617
Second Quarter	23.69	21.06	94,359,760
First Quarter	24.56	21.30	96,749,828
2003
Fourth Quarter	21.78	18.08	109,232,584
Third Quarter	19.79	16.00	99,705,921
Second Quarter	20.28	14.58	119,016,453
First Quarter	24.93	14.40	93,519,693

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

	High	Low	Trading Volume(1)
	————	————	————

2008
First Quarter	94.42	64.85	12,454,400
March	86.98	64.85	6,087,300
February	90.27	77.56	2,919,100
January	94.42	72.88	3,448,000
2007
Fourth Quarter	96.61	84.25	5,382,300
December	96.61	86.15	1,553,200
November	96.07	88.15	1,996,700
October	91.02	84.25	1,832,400
Third Quarter	86.64	67.11	6,771,700
Second Quarter	86.14	74.88	4,336,700
First Quarter	74.91	67.00	4,014,770
2006
Fourth Quarter	75.87	58.00	3,134,600
Third Quarter	61.61	48.80	4,751,000
Second Quarter	62.70	46.14	4,357,400
First Quarter	56.40	46.15	2,069,500
2005
Fourth Quarter	46.43	40.70	982,900
Third Quarter	43.45	35.75	729,500
Second Quarter	39.65	35.24	1,340,600
First Quarter	36.46	33.07	682,700
2004
Fourth Quarter	36.45	28.95	584,100
Third Quarter	29.07	25.65	219,500
Second Quarter	28.77	25.05	559,400
First Quarter	31.25	26.79	873,900
2003
Fourth Quarter	27.45	20.65	984,697
Third Quarter	23.19	18.30	1,070,478
Second Quarter	23.42	16.00	352,079
First Quarter	26.08	16.04	660,990

Source: Bank of New York and New York Stock Exchange

(1)

Regarding trading volume, since September 2006, we have relied on data published by the New York Stock Exchange (accessible on the New York Stock Exchange’s website (www.nyse.com)).  Prior to September 2006, we relied on data published by the Bank of New York, which included off-market transactions.  As a result, the trading volume data set forth in the table above may vary slightly depending on the source.

Back to Contents

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

Under our Article 3 of our statuts, our corporate purpose, directly or indirectly, in France and in all other countries, is:

•

the conduct of service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and environmental services;

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

Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors that is not made under normal conditions within the ordinary course of business of the company is subject to the prior consent of the disinterested members of the board of directors.  Any such transaction concluded without such prior consent can be nullified if it causes prejudice to the company. The interested director can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the shareholders’ meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. In the case of significant transactions with directors that can be considered made under normal conditions and within the company’s ordinary course of business, the interested director must provide a copy of the governing agreement to the chairman of the board of directors, who must provide a list of such agreements and their purposes to the members of the board and the statutory auditor. Moreover, certain transactions between a corporation and one of its directors who is a natural person are prohibited under the French commercial code: in particular, French law prohibits loans from a company to its directors.

Fees and other compensation paid to our directors are determined by the general shareholders’ meetings.  The board of directors may allocate the total sum authorized by the general shareholders’ meeting among its members at its discretion.  In addition, the board of directors may allocate exceptional compensation to directors on a case-by-case basis for specific assignments.

Under our statuts, after each annual shareholders’ meeting, the number of directors aged 70 or older may not exceed one-third of the total number of directors.

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

Voting Rights

Each of our shares carries the right to cast one vote in our shareholders’ meetings.

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

Back to Contents

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

Convening Shareholders’ Meetings

The French commercial code requires our board of directors to convene an annual ordinary general meeting of shareholders to approve our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the French commercial court (Tribunal de Commerce).  The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, any of the following may call the meeting:

•

our statutory auditors

•

a court-appointed agent, as requested by any of (i) one or several shareholders holding at least 5% of our share capital; (ii) in cases of urgency, designated employee representatives or any interested party; or (iii) duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;

•

in a bankruptcy, our liquidator or court-appointed agent in certain instances; or

•

shareholders holding more than 50% of our share capital or voting rights after a public offer or a sale of a controlling stake of our capital.

Notice of Shareholders’ Meetings

We must announce general meetings at least 35 days in advance (or 15 days in case of a public offer for our shares) by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders and a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail. The notice must contain a statement informing the shareholders that they may propose additional resolutions to the board of directors either (i) twenty-five days before the date of the meeting, or (ii) within twenty days of the publication of the notice (or 5 days in case of a public offer for our shares) when such notice was published more than 45 days before the date of the shareholders’ meeting.

Back to Contents

We must send a final notice containing the agenda and other information about the meeting at least 15 days (or six days in case of a public offer for our shares) prior to the meeting or at least six days (or four days in case of a public offer for our shares) prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the AMF.

In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the board of directors regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors after the publication of the preliminary notice in the BALO as described above by:

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

Back to Contents

 Quorum

The French commercial code requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

•

an ordinary general meeting; or

•

an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of the company during a takeover bid period.

The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of the company during a takeover bid period. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

In instances where we have given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum (or a majority as discussed below) exists.

Majority

A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary general meeting, or at an extraordinary general meeting only concerning either or both of a capital increase by incorporation of reserves, profits or share premium and/or an authorization to issue warrants with preferential rights to subscribe shares of the company during a takeover bid period. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

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

Limitations on Right to Own Securities

As of the date of this annual report, our statuts do not contain any provisions that limit the right of shareholders to own our securities or hold or exercise voting rights associated with those securities. See “— Exchange Controls” for a description of certain requirements imposed by the French commercial code.

However, an amendment to our statuts will be proposed at our combined shareholders' meeting of May 7, 2008, pursuant to which as soon as a shareholder, whether alone or in concert, gains ownership of more than 20% of the capital or voting rights of our company, the number of votes available to that shareholder or its representative at our general shareholders' meetings in respect of the shares that it owns, directly or indirectly, shall not exceed 20% of the total voting rights of our company. This cap on voting rights shall cease to have effect and shall lapse as soon as the shareholder concerned crosses the ownership threshold of one-third of the share capital or total voting rights of our company. This amendment is designed to prevent creeping takeovers, which have a negative impact in particular on minority shareholders, who would be affected by a change in control of the company without the payment of a control premium. If adopted by the combined shareholders' meeting, this amendment shall have immediate effect.

Back to Contents

Trading in Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital. To acquire our own shares, we must obtain the approval of our shareholders at an ordinary general meeting.  In addition, under French law, we are required to disclose through a publication on our website the transactions we carry out with respect to our shares within seven days after their occurrence. On a monthly basis, we must also provide the AMF with the details of the transactions we have carried out with respect to our shares during the preceding month.

At the general shareholders’ meeting held on May 10, 2007, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law.  This program allows us to repurchase or sell shares for the purpose of:

•

implementing stock option plans,

•

awarding or selling shares to employees in connection with a company savings plan established in accordance with applicable law,

•

awarding free shares to certain employees and officers,

•

delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner,

•

delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales, spin-offs or contributions,

•

enhancing the secondary market or liquidity in respect of our shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to professional rules approved by the AMF,

•

the completion of purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions,

•

canceling all or a portion of repurchased shares, and

•

any other purpose that is or will be authorized by French laws and regulation.

Share repurchases are subject to the following conditions: (i) the number of shares that we are allowed to purchase over the course of the share repurchase program may not exceed 10% of our share capital, (ii) the number of shares we may acquire to be held in treasury subsequently delivered in connection with mergers, spin-offs, or contributions may not exceed 5% of our share capital, and (iii) the number of shares that we may hold at any given moment may not exceed 10% of our share capital.

The maximum repurchase price under the program is €90 per share (or the corresponding amount in any other currency).  The maximum purchase price applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 10, 2007, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting but providing for share repurchases to be carried out after the date of this meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1.5 billion under the program.  Our board of directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers.  The shareholders’ authorization for this program expires at the latest on November 10, 2008, which is 18 months after the date of the shareholders’ meeting that approved the program, unless our general shareholders’ meeting of May 7, 2008 authorizes a new share repurchase program.

The share repurchase program approved on May 10, 2007 replaced our previous share repurchase program approved at our general shareholders’ meeting of May 11, 2006.  Share repurchases made pursuant to these programs are detailed in Item 16E below.

Back to Contents

A new share repurchase program shall be proposed at the general shareholders’ meeting of May 7, 2008 authorizing our company to implement a new share repurchase plan for the same purposes and subject to the same maximum percentage limits as those described above with respect to the program approved at the May 10, 2007 shareholders’ meeting.  The maximum purchase price for shares under this resolution would be €90 per share (or the equivalent value at the same date in all other currencies), which maximum price shall only be applicable to acquisitions decided after the date of the combined general shareholders’ meeting of May 7, 2008 and not to transactions concluded before this meeting but providing for share acquisitions to be carried out after the date of this meeting.  The total amount allocated to this share repurchase plan authorized may not exceed €1.5 billion.  This authorization would replace any prior authorization granted to the board of directors to trade in our shares, effective from May 7, 2008 and if applicable for the value of any unused portion of any prior authorization.  It would be granted for a period of eighteen months from the date of the combined general shareholders’ meeting.

As of April 30, 2008, we held 15,054,237 shares, representing 3.19% of our share capital.  The accounting value (not including provisions) of our total portfolio at that date was €459,207,263, while the market value was €700,624,190. None of our subsidiaries held any of our shares as of that date.  We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions — Disclosure of Substantial Shareholdings

Our statuts currently provide that any person, acting alone or in concert with others, that fails to notify us within 15 days of acquiring, directly or indirectly, or disposing of 1% or any multiple of 1% of our shares or voting rights can be deprived of voting rights for shares in excess of the unreported fraction for all shareholders’ meetings until the end of a two-year period from the date on which such person returns to compliance with the notification requirements, if it is so required by one or several shareholders holding at least 1% of our share capital or voting rights. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

A modification of this provision of our statuts will be proposed at the shareholders’ meeting of May 7, 2008 in order to raise the first statutory declaration threshold to 2%. Should this resolution be approved by the shareholders’ meeting, any person, acting alone or in concert with others, that acquires, directly or indirectly, or disposes of a portion of our shares or voting rights equal to (i) an initial threshold of 2% of our shares or voting rights, or (ii) any percentage of our shares or voting rights equal to a multiple of 1% above this initial 2% threshold, must notify our company by registered letter, within five trading days of crossing this threshold, of the total number of shares, voting rights and securities granting access to our capital that it owns, directly or indirectly, alone or in concert with others.

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

Back to Contents

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which such person complies with the notification requirements. In addition, any shareholder who fails to comply with the specific requirements described above (including the declaration of intentions) when acquiring more than 10% or 20% of the outstanding shares or voting rights of a listed company shall be deprived of voting rights for all the shares that exceed the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person complies with the notification requirements.

To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. However, these obligations are deemed to be fulfilled and not to apply to listed companies that are required to publish and send to the AMF on a monthly basis the total number of shares and voting rights composing their share capital, if such numbers have varied since the last publication.

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

Back to Contents

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

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to French withholding tax at a rate of 25% (18% for distributions made as from January 1, 2008 to individuals that are resident in the European Economic Area (the “EEA”), except Liechtenstein). However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

Tax Credit

French resident individuals are normally taxed on only 60% of the dividends they receive and, in addition to a fixed allowance, are entitled to a tax credit equal to 50% of all dividends received within one year (the “Tax Credit”), unless they elect to be subject to an 18% levy at the source on the full amount of any dividends they may receive (which election is available for distributions made as from January 1, 2008). The Tax Credit is capped at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

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

Back to Contents

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

•

an individual resident of the United States, a U.S. corporation or other entity taxable as a corporation for U.S. federal income tax purposes, or an estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its beneficiaries;

•

not also a resident of France for French tax purposes; and

•

not subject to an anti-treaty shopping article that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

If a partnership (including any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of shares or ADSs that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of shares or ADSs.

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

Back to Contents

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a rate of 25%  and are not eligible for the benefit of the Tax Credit available to French resident individuals, as described above. However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%.

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

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid.  The Treaty has been approved for the purposes of the qualified dividend rules.  Based on our company’s audited financial statements and relevant market and shareholder data, our company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 or 2007 taxable years.  In addition, based on our company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our company does not anticipate becoming a PFIC for its 2008 taxable year.  Accordingly, dividends paid by our company in 2008 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our company was a PFIC and such holder did not make a mark-to-market election.

Holders of ADSs and shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated as “passive category” (or, in the case of certain U.S. holders, “general category”) income for purposes of determining the credit for foreign income taxes allowed under the Code.  Subject to certain limitations, French withholding tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes.  Alternatively, such French withholding tax may be taken as a deduction against taxable income.  Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities.  U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that an amount received by a U.S. holder exceeds the allocable share of current and accumulated earnings and profits of our company, such excess will be applied first, to reduce such U.S. holder’s tax basis in its shares or ADSs and then, to the extent it exceeds the U.S. holder’s tax basis, it will constitute capital gain from a deemed sale or exchange of such shares or ADSs.

Dividends paid in euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Back to Contents

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

Back to Contents

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

Under French law, the committees of our board of directors are advisory in nature and have no independent or delegated decision making authority. This is different than in the case of a U.S. company listed on the NYSE where, for example, the NYSE Manual requires that certain board committees be vested with decision-making powers on certain matters (e.g. nominations or audit committees). Under French law, ultimate decision-making authority rests with the board of directors, and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the board of directors. In addition, under French law the decision as to appointment of a company’s outside auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the board of directors. This is different than in the case of a U.S. company listed on the NYSE, where the NYSE Manual requires that this decision be made by the audit committee of the board. Finally, unlike U.S. NYSE-listed companies which are required to have only a single outside auditor, French law requires French listed companies likes ours to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Manual (i.e., the audit of a listed company’s accounts must be conducted by auditors independent from company management).

With respect to related party transactions, French law requires the board of directors to approve a broadly-defined range of transactions that could potentially create conflicts of interest between our company, on the one hand, and our directors and executive officers, on the other hand. While the precise scope of this requirement and its application may differ from those applicable to U.S. NYSE-listed companies, this requirement is generally consistent with various provisions of the NYSE Manual that require disclosure and/or approval of various types of related party transactions.

Back to Contents

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

Back to Contents

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our operating and financing activities, we are exposed to the following market risks: interest rate risk, foreign exchange risk, commodity risk, counterparty risk and equity risk.

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

See Note 30 to our consolidated financial statements for additional information about derivative instruments accounting and market risk management.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2007, which is included herein.

Back to Contents

For an attestation report of our independent registered public accounting firms, see the report of KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, included under “Item 18. Financial Statements” on page F-2.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that the three current members of our accounts and audit committee, Messrs. Murray Stuart (chairman of the accounts and audit committee), Jean-Marc Espalioux, and Paul-Louis Girardot, qualify as “audit committee financial experts” within the meaning of this Item 16A.  All of them are deemed to be independent based on criteria set forth in our board of directors’ charter, as well as based on the criteria of the NYSE Listed Company Manual.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B. of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and other officers performing similar functions, as designated from time to time. Our code of ethics was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, and is incorporated by reference herein.  We will disclose any amendment to the provisions of such code of ethics or any waiver that our board of directors may grant.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, two independent accounting firms audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations.  In respect of fiscal year 2007, our independent auditors are Ernst & Young et Autres and KPMG SA, which was appointed statutory auditor in replacement of Salustro Reydel in 2007.  In accordance with French law, we consider each of these auditing firms as our principal accountants.  During 2007, we paid total fees of €23.7 million to KPMG and €22.9 million to Ernst & Young for the services described below.

Audit Fees

During 2007, we paid €16.5 million in fees to KPMG and €16.8 million to Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements.  During 2006, we paid €14.4 million in fees to KPMG and €14.5 million to Ernst & Young in connection with such services.

Audit-Related Fees

During 2007, we paid €7.2 million in fees to KPMG and €6.1 million to Ernst & Young for services that are reasonably related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, certification services not required by regulation and acquisition-related audits.  During 2006, we paid €7.3 million in fees to KPMG and €5.6 million to Ernst & Young in connection with such services.

Tax Fees

During 2006 and 2007, we did not pay any fees to KPMG or to Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2006 and 2007, we did not pay any fees to KPMG or to Ernst & Young for products and services other than the ones noted above.

Back to Contents

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

During 2007, no services were provided to our company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2007, the following purchases of our shares were made by our company:

Period	Total number of shares purchased	Average price paid per share (in euros)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may be allocated to the purchase of shares under the plans or programs (in euros)
01/01/2007 to 01/31/2007	0	n/a	0	1,500,000,000
02/01/2007 to 02/28/2007	0	n/a	0	1,500,000,000
03/01/2007 to 03/31/2007	0	n/a	0	1,500,000,000
04/01/2007 to 04/30/2007	0	n/a	0	1,500,000,000
05/01/2007 to 05/31/2007	0	n/a	0	1,500,000,000
06/01/2007 to 06/30/2007	0	n/a	0	1,500,000,000
07/01/2007 to 07/31/2007	0	n/a	0	1,500,000,000
08/01/2007 to 08/31/2007	0	n/a	0	1,500,000,000
09/01/2007 to 09/30/2007	0	n/a	0	1,500,000,000
10/01/2007 to 10/31/2007	0	n/a	0	1,500,000,000
11/01/2007 to 11/30/2007	0	n/a	0	1,500,000,000
12/01/2007 to 12/31/2007	0	n/a	0	1,500,000,000

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

The shareholders’ authorization for this 2007 share repurchase program is due to expire at the latest on November 10, 2008, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted at our general shareholders’ meeting of May 7, 2008.

Back to Contents

PART III

ITEM 17: FINANCIAL STATEMENTS

Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

ITEM 19: EXHIBITS

The following exhibits are included herein:

Exhibit

Number

Description

1

Articles of Association (statuts) of Veolia Environnement (free English translation).

8

List of Subsidiaries. Included herein in Note 45 to our consolidated financial statements.

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

15.1

Excerpt of report of the Chairman of the Board of Directors for 2007 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (free English translation)

15.2

Consent of Independent Registered Public Accounting Firms.

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2007

To the Board of Directors and Shareholders of Veolia Environnement

We have audited the accompanying consolidated balance sheets of Veolia Environnement and subsidiaries (the "Company") as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, cash-flows and recognized income and expenses for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007, 2006 and 2005, and the consolidated results of its operations and its consolidated cash-flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated May 6, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris La Défense and Neuilly-sur-Seine, May 6, 2008.

KPMG AUDIT A division of KPMG SA		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Patrick Gounelle	Jean Bouquot

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2007

The Board of Directors and Shareholders of Veolia Environnement S.A.

We have audited the internal control over financial reporting of Veolia Environnement S.A.and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (hereafter “the COSO criteria”). Veolia Environnement S.A.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting as disclosed in item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Veolia Environnement S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Veolia Environnement S.A. and subsidiaries as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, cash flows and recognized income and expenses for each of the years in the three-year period ended December 31, 2007, and our report dated May 6, 2008 expressed an unqualified opinion on those consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, May 6, 2008.

KPMG AUDIT A division of KPMG SA		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Patrick Gounelle	Jean Bouquot

Back to Contents

CONSOLIDATED FINANCIAL STATEMENTS OF VEOLIA ENVIRONNEMENT

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET - ASSETS	Notes	As of December 31,
(€ million)		2007	2006	2005
Goodwill	4	6,913.2	5,705.0	4,752.3
Concession intangible assets	5	2,989.2	2,345.6	2,091.8
Other intangible assets	6	1,706.4	1,379.8	1,281.4
Property, plant and equipment	7	9,203.2	7,918.7	6,885.7
Investments in associates	8	292.1	241.0	201.5
Non-consolidated investments	9	256.1	181.7	209.5
Non-current operating financial assets	10	5,272.4	5,133.4	5,337.4
Non-current derivative instruments - Assets	30	123.7	201.6	249.0
Other non-current financial assets	11	746.0	637.5	691.6
Deferred tax assets	12	1,468.1	1,355.7	1,134.7
Non-current assets		28,970.4	25,100.0	22,834.9
Inventories and work-in-progress	13	839.4	731.8	635.2
Operating receivables	13	12,459.4	10,968.7	10,083.3
Current operating financial assets	10	355.2	326.2	208.0
Other current financial assets	14	330.0	205.3	221.2
Marketable securities		-	66.4	60.7
Current derivative instruments - Assets	30	114.4	-	-
Cash & cash equivalents	15	3,115.6	2,658.0	2,336.1
Current assets		17,214.0	14,956.4	13,544.5
Assets classified as held for sale		122.5	67.3	1.6
Total assets		46,306.9	40,123.7	36,381.0

Back to Contents

CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES	Notes	As of December 31,
(€ million)		2007	2006	2005
Share capital		2,358.8	2,063.1	2,039.4
Additional paid-in capital		9,179.5	6,641.2	6,499.1
Reserves and retained earnings attributable to equity holders of the parent		(3,925.4)	(4,343.5)	(4,748.3)
Minority interests		2,577.8	2,192.6	1,888.0
Equity	16	10,190.7	6,553.4	5,678.2
Non-current provisions and other debt	17	2,138.9	2,196.6	1,648.0
Other non-current liabilities	17	-	207.3	203.7
Non current borrowings	18	13,948.0	14,001.6	13,722.8
Non-current derivative instruments – Liabilities	30	163.8	145.9	154.5
Deferred tax liabilities	12	1,794.7	1,504.9	1,205.0
Non-current liabilities		18,045.4	18,056.3	16,934.0
Operating payables	13	12,944.8	11,268.6	10,369.8
Current provisions	17	825.7	825.9	754.0
Current borrowings	19	3,805.0	2,904.1	2,138.2
Current derivative instruments – Liabilities	30	34.0	-	-
Bank overdrafts and other cash position items	20	459.4	456.0	506.8
Current liabilities		18,068.9	15,454.6	13,768.8
Liabilities directly associated with assets classified as held for sale		1.9	59.4	-
Total equity and liabilities		46,306.9	40,123.7	36,381.0

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Year ended December 31,
		2007	2006	2005
Revenue	21	32,628.2	28,620.4	25,570.4
o/w Revenue from operating financial assets		345.1	351.0	325.8
Cost of sales		(26,929.6)	(23,427.1)	(20,869.9)
Selling costs		(551.3)	(515.2)	(478.5)
General and administrative expenses		(2,757.0)	(2,611.2)	(2,394.9)
Other operating revenue and expenses		106.6	66.0	65.8
Operating income	22	2,496.9	2,132.9	1,892.9
Finance costs	23	(969.6)	(783.8)	(774.0)
Finance income	23	152.5	82.8	63.3
Other financial income and expenses	24	1.4	(34.0)	28.1
Income tax expense	25	(420.1)	(409.6)	(422.4)
Share of net income of associates	8 & 26	16.9	6.0	6.5
Net income from continuing operations		1,278.0	994.3	794.4
Net income from discontinued operations	27	(23.2)	0.6	0.7
Net income for the year		1,254.8	994.9	795.1
Minority interests	28	326.9	236.2	172.9
Attributable to equity holders of the parent		927.9	758.7	622.2

(in euros)
Net income attributable to equity holders of the parent per share	29
Diluted		2.13	1.89	1.56
Basic		2.16	1.90	1.57
Net income from continuing operations attributable to equity holders of the parent per share	29
Diluted		2.19	1.88	1.56
Basic		2.21	1.90	1.57

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Year ended December 31,
		2007	2006	2005
Net income for the year attributable to equity holders of the parent		927.9	758.7	622.2
Minority interests	28	326.9	236.2	172.9
Operating depreciation, amortization, provisions and impairment losses	22	1,816.7	1,831.0	1,690.7
Financial amortization and impairment losses		8.0	9.4	(21.0)
Gains (losses) on disposal and dilution		(173.5)	(73.3)	(70.0)
Share of net income of associates	8 & 26	(16.9)	(6.0)	(14.9)
Dividends received	24	(8.8)	(9.7)	(6.5)
Finance costs and finance income	23	817.1	701.0	712.4
Income tax expense	25	420.1	357.1	422.4
Other items (including IFRS2)		101.9	40.0	33.7
Operating cash flow before changes in working capital		4,219.4	3,844.4	3,541.9
Changes in working capital	13	(167.1)	(111.8)	(39.4)
Income taxes paid		(417.7)	(343.0)	(338.8)
Net cash from operating activities		3,634.6	3,389.6	3,163.7
Capital expenditure	22	(2,518.7)	(2,017.6)	(1,837.1)
Proceeds on disposal of intangible assets and property, plant and equipment		212.9	141.3	168.8
Purchases of investments		(1,835.4)	(1,291.5)	(944.1)
Proceeds on disposal of financial assets		181.7	206.7	154.0
Operating financial assets:	10
New operating financial assets		(404.1)	(360.6)	(513.4)
Principal payments on operating financial assets		360.7	438.1	320.6
Dividends received	8 & 24	15.3	13.8	16.8
New non current loans granted	11	(65.0)	(69.4)	(62.1)
Principal payments on non current loans	11	61.6	29.2	55.7
Net decrease (increase) in current loans	14	(27.4)	2.6	115.0
Sales and purchases of marketable securities		-	3.4	118.2

Back to Contents

(€ million)	Notes	Year ended December 31,
		2007	2006	2005
Net cash used in investing activities		(4,018.4)	(2,904.0)	(2,407.6)
Net increase/(decrease) in current borrowings	19	(1,534.5)	(239.2)	(2,936.2)
New non current borrowings and other debt	18	2,060.4	1,997.2	3,134.8
Principal payments on non current borrowings and other debt	18	(1,362.9)	(1,000.8)	(2,319.6)
Proceeds on issue of shares		3,039.2	246.5	81.0
(Purchase)/Proceeds of treasury shares		18.9	0.4	-
Dividends paid		(564.3)	(479.2)	(374.0)
Interest paid		(716.0)	(596.4)	(738.8)
Net cash from (used in) financing activities		940.8	(71.5)	(3,152.8)
Net cash at the beginning of the year		2,202.0	1,829.3	4,240.2
Effect of foreign exchange rate changes		(102.8)	(41.4)	(14.2)
Net cash at the end of the year		2,656.2	2,202.0	1,829.3
Cash & cash equivalents	15	3,115.6	2,658.0	2,336.1
Bank overdrafts and other cash position items	20	459.4	456.0	506.8
Net cash at the end of the year		2,656.2	2,202.0	1,829.3

Discontinued operations as per the definition of IFRS 5 contributed -€5.9 million, -€10 million and +€8.9 million to net cash from operating activities, -€126.7 million, +€12.2 million and +€5.4 million to net cash from investing activities and +2.7 million, +€10.3 million and - €4.4 million to net cash from financing activities in 2007, 2006 and 2005 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Net income for the year	1,254.8	994.9	795.1
Actuarial gains or losses on pension obligations	88.0	25.6	(144.7)
Fair value adjustments on available-for-sale assets	33.7	(2.3)	(2.4)
Fair value adjustments on cash flow hedge derivative instruments	8.8	37.0	13.7
Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(251.5)	(92.3)	331.8
- on the net financing of foreign investments	(5.5)	(7.8)	(13.8)
Income and expenses recognized directly in equity	(126.5)	(39.8)	184.7
Total income and expenses recognized	1,128.3	955.1	979.8
Attributable to equity holders of the parent	778.5	712.2	783.8
Attributable to minority interests	349.8	242.9	195.9
Impact of changes in accounting method on retained earnings as of January 1 (IAS1.96 (d))	-	(15.3)	(8.4)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

NOTE 1.

Accounting principles and methods

1.1

Preparation of the 2007 financial statements

In accordance with European Parliament and Council Regulation (EC) No.1606/2002 of July 19, 2002 and European Commission Regulation (EC) No.1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements are, since the year ended December 31, 2005, presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Veolia Environnement has used other standard references and in particular U.S. standards.

Veolia Environnement SA and its subsidiaries (hereinafter referred to as the “Group”) have applied for the first time IFRS 7 on financial instrument disclosures and the amendment to IAS 1 on capital disclosures.

Veolia Environnement does not consider that the implementation of the following interpretations had a material impact as of December 31, 2007:

•

IFRIC 7, Applying the restatement approach under IAS 29 – Financial reporting in hyperinflationary economies

•

IFRIC 8, Scope of IFRS 2 – Share-based payment

•

IFRIC 9,  Reassessment of embedded derivatives

•

IFRIC 10, Interim financial reporting and impairment

Due to changes in the Group, a certain number of balance sheet headings have been amended to enable a more relevant analysis of the accounts, consistent with changes in the standards base over recent years. These amendments did not impact either equity or net income for the year.

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements are presented on the basis of historical cost , with the exception of assets and liabilities recognized at fair value: derivative instruments, financial instruments held for trading, financial instruments designated at fair value and available-for-sale financial instruments (in accordance with IAS 32 and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2007 were closed by the Board of Directors on March 6, 2008 and will be presented at approval to the Annual General Meeting of Shareholders on May 7, 2008.

1.2

Basis of presentation as of December 31, 2007

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

Minority interests represent the part of net income or loss and of net assets not held by the Group. They are presented separately in the Income Statement and separately from equity attributable to equity holders of the parent in Equity in the Consolidated Balance Sheet.

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

Pursuant to IAS 27, potential voting rights available for exercise attached to financial instruments which, if exercised, would confer voting rights to Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of control or significant influence exercised.

1.4

Translation of foreign subsidiaries’ financial statements

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable rate of exchange (i.e., the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). The foreign exchange translation are recorded in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
U.S. Dollar	0.6793	0.7593	0.8477
Pound Sterling	1.3636	1.4892	1.4592
Czech Crown	0.0376	0.0364	0.0345

Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2007	Average annual rate 2006	Average annual rate 2005
U.S. Dollar	0.7248	0.7918	0.8078
Pound Sterling	1.4550	1.4665	1.4640
Czech Crown	0.0361	0.0354	0.0336

1.5

Foreign currency transactions

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year end, foreign currency-denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Back to Contents

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

1.6

Property, plant and equipment

Property, plant and equipment are recorded at historical acquisition cost to the Group, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Useful lives are as follows:

Range of useful lives in number of years *
Buildings	20 to 50
Technical systems	7 to 24
Vehicles	3 to 25
Other plant and equipment	3 to 12
* The range of useful lives is due to the diversity of property, plant and equipment concerned

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23, Borrowing costs.

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

Given the nature of the Group's businesses, the subsidiaries do not own investment property in the normal course of their operations.

Back to Contents

1.7

Government grants

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

1.7.2

Grants relating to concession arrangements

Grants received in respect of concession arrangements (see Note 1.20 for further details) are generally definitively earned and, therefore, are not repayable.

In accordance with the option offered by IAS 20, these grants are presented as a deduction from intangible assets or financial assets depending on the model adopted on the interpretation of the concession contract (IFRIC 12).

Under the intangible asset model, the grant reduces the amortization charge in respect of the concession intangible asset over the residual term of the concession contract.

Under the financial asset model, investment grants are equated to a means of repaying the operating financial asset.

1.7.3

Operating grants

Operating grants concern, by definition, operating items.

Where operating grants are intended to offset costs incurred, they are recognized as a deduction from the cost of goods sold over the period that matches them with related costs.

Where operating grants represent additional contractual remuneration of a recurring nature, such as contributions or compensation for inadequate revenue provided under certain public service delegation contracts, they are recognized in revenue.

1.8

Intangible assets excluding goodwill

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at acquisition cost less accumulated amortization and any accumulated impairment losses.

Intangible assets mainly consist of certain assets recognized in respect of concession arrangements (IFRIC 12), entry fees paid to local authorities for public service contracts, the value of contracts acquired through business combinations, patents, licenses, software and operating rights.

1.9

Business Combinations and Goodwill

Business combinations are recorded in accordance with the purchase accounting method as set out in IFRS 3. Under this method, assets acquired and liabilities and contingent liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, is capitalized as goodwill.

Pursuant to IFRS, goodwill is not amortized.

Back to Contents

1.10

Impairment of assets

The Group performs impairment tests on intangible assets and property, plant and equipment if there is internal or external indication of impairment loss.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a long-term plan, or more frequently where there is an indication of decrease in value. In such cases, the long-term prospects of an activity are reviewed, a valuation is performed and an impairment is recorded in priority against goodwill in interim financial reporting if necessary.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is lower.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, cash-generating unit (CGU) or group of CGUs considered, taking into account, where appropriate, the residual value, discounted using the discount rate determined for each asset, CGU or group of CGUs and corresponding to the risk-free rate plus a risk premium weighted for business-specific risks. Given the activities of the Group, cash-generating units generally correspond to a country in each Division.

Impairment losses can be reversed, with the exception of goodwill.

1.11

Inventories

In accordance with IAS 2, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1.12

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale, Discontinued operations

Assets classified as held for sale and liabilities directly associated with assets classified as held for sale are stated at the lower of their net carrying amount and fair value less costs to sell.

The net income or loss realized by discontinued operations is reported on a separate line of the Income Statement.

1.13

Provisions

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

In the case of provisions for restoration of waste storage facilities, Veolia Environnement accounts for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

Provisions giving rise to an outflow after more than one year are discounted if the impact is material. Discount rates reflect current assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recorded in the Income Statement in "Other financial income and expenses".

Back to Contents

1.14

Financial instruments

The Group applied IFRS 7 on financial instrument disclosures for the first time.

1.14.1

Financial assets and liabilities

Financial assets include assets classified as available-for-sale and held-to maturity, assets at fair value through profit and loss, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating payables.

The recognition and measurement of financial assets and liabilities is governed by IAS 39, Financial instruments: recognition and measurement.

1.14.2

Recognition and measurement of financial assets

Financial assets are initially recognized at fair value, net of transaction costs. In the case of assets measured at fair value through profit and loss, transaction costs are expensed directly to net income.

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date:

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturities, other than loans and receivables that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds its recoverable amount, as estimated during impairment testing. The impairment loss is recognized in the Income Statement.

Net gains and losses on held-to-maturity assets consist of interest income and impairment losses.

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized directly in equity, unless an impairment test leads to the recognition of an unrealized capital loss compared with the historical acquisition cost due to a material or long-term downturn in expected cash flows from the assets concerned. Where this is the case, the impairment loss is recognized in the Income Statement. Impairment reversals are recognized in the Income Statement for debt securities only (receivables and interest rate bonds).

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

Net gains and losses on available-for-sale assets consist of interest income, dividends, impairment losses and capital gains and losses on disposal.

Loans and receivables

This category includes loans to non-consolidated investments, operating financial assets, other loans and receivables and trade receivables. After initial recognition at fair value, these instruments are recognized and measured at amortized cost using the effective interest method.

Back to Contents

An impairment loss is recognized if the carrying amount of these assets exceeds the recoverable amount, as estimated during impairment tests, where there exists an indication of impairment. The impairment loss is recognized in the Income Statement.

The impairment of trade receivables is calculated using two methods:

•

a statistical method : this method is based on past losses and involves the application of a provision rate by category of aged receivables. The analysis is performed for a group of similar receivables, presenting similar credit characteristics as a result of belonging to a client category and country.

•

an individual method: the probability and amount of the loss is assessed on an individual case basis (past due period, other balance sheet positions with the counterparty, rating issued by an external rating agency, geographical location).

Net gains and losses on loans and receivables consist of interest income and impairment losses.

Assets and liabilities at fair value through profit and loss

This category includes:

•

trading assets and liabilities acquired by the Group for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivative instruments not qualifying for hedge accounting are also considered trading assets and liabilities.

•

assets designated at fair value and primarily the portfolio of cash UCITS whose performance and management is based on fair value.

Changes in the value of these assets are recognized in the Income Statement.

Net gains and losses on assets at fair value through profit and loss consist of interest income, dividends, fair value adjustments and capital gains and losses on disposal.

Net gains and losses on derivatives entered into for trading purposes consist of flows exchanged and the change in the value of the instrument.

1.14.3

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months when initially recorded in the Balance Sheet, monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash equivalents are designated as assets at fair value through profit and loss.

Bank overdrafts repayable on demand which form an integral part of the Group's cash management policy represent a component of cash and cash equivalents for the purposes of the cash flow statement.

1.14.4

Recognition and measurement of financial liabilities

With the exception of trading liabilities and liability derivative instruments which are measured at fair value, borrowings and other financial liabilities are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts over the estimated term of the financial instrument or, where applicable, over a shorter period, to the net carrying amount of the financial asset or liability.

When the financial liability issued includes an embedded derivative which must be recognized separately, the amortized cost is calculated on the debt component only.  The amortized cost at the acquisition date is equal to the proceeds from the issue less the fair value of the embedded derivative.

Back to Contents

1.14.5

Minority interest put options

Pursuant to IAS 27, minority interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, minority interest put options are considered as liabilities.

Pending an IFRIC interpretation or a specific IFRS, the Group has adopted the following treatment:

•

the present value of purchase commitments is recorded in borrowings in the Balance Sheet, through minority interests and where necessary goodwill for the residual balance.

•

gains or losses resulting from the unwinding of the discount on the liability are recorded in finance costs and, when the put exercise price varies, changes in the value of the instrument resulting from changes in valuation assumptions concerning the commitment are recorded in borrowings through goodwill.

If the minority interests have not been purchased on the expiry of the commitment, minority interests in equity are reconstituted through goodwill and the liability recognized in respect of the commitment (no longer necessary).

1.14.6

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

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through profit and loss. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Net gains and losses on instruments at fair value through profit and loss (trading instruments) consist of flows exchanged and the change in the value of the instrument.

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

Back to Contents

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

1.14.7

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

1.14.8

Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising on the sale of treasury shares and related dividends are recognized directly in equity and do not impact the Income Statement.

1.15

Pension plans and other post-employment benefits

Veolia Environnement and its subsidiaries have several pension plans. Pension obligations are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses.

Pursuant to IAS 19 revised, actuarial gains and losses are offset against equity and are not amortized in the Income Statement.

1.16

Share-based payments

Pursuant to IFRS 2, Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Income Statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered.

Back to Contents

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

1.17

Revenue

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

1.17.1

Sales of goods

Sales of goods mainly concern the sale of technological procedures and solutions relating to the treatment of water (drinking water and wastewater treatment) in the Water Division and sales of products related to recycling activities in the Environmental Services Division.

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

1.17.3

Construction contracts (excluding service concession arrangements)

Construction contracts primarily concern the design and construction of the infrastructures necessary for water treatment/distribution and wastewater treatment activities.

The related revenue is recognized in accordance with IAS 11 (see Note 1.22).

Back to Contents

1.17.4

IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4 (see Note 1.21) involve services generally rendered to industrial/private customers. All service components to which the parties have agreed are detailed in contracts such as BOT (Build Operate Transfer) contracts.

Services include the financing of the construction of a specific asset/installation on behalf of the customer and the operation of the asset concerned.

Revenue relating to the construction of the asset is recognized in accordance with the provisions of IAS 11 and the asset is recorded in operating financial assets. Revenue is recognized on a completion basis at each period end, based on actual and expected costs.

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

1.17.5

Service Concession arrangements (IFRIC 12)

See Note 1.20 on Service concession arrangements.

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

Interest income is recognized in the income statement when earned, using the amortized cost method.

Other financial income and expenses notably include income on financial receivables calculated using the amortized cost method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discounts on provisions.

1.19

Income taxes

The income tax expense (credit) includes the current tax charge (credit) and the deferred tax charge (credit).

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

Back to Contents

1.20

Description of Group concession activities

In the course of its business, Veolia Environnement provides collective services (distribution of drinking water and heating, passenger transport network, household waste collection, etc.) to local authorities in return for a remuneration based on services rendered.

These collective services (also known as services of general interest or general economic interest or public services) are generally managed by Veolia Environnement under contracts entered into at the request of public bodies which retain control thereof.

Concession arrangements involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:

•

These contracts define "public service obligations" in return for remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term.

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

The accounting treatment is disclosed in Notes 1.20, 5 and 10.

Water:

Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass all or part of the water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation “affermage” contracts with a term of 8 to 20 years. They concern the distribution of drinking water and/or the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

Abroad, Veolia Environnement renders its services under contracts which reflect local legislation, the economic situation of the country and the investment needs of each partner.

These contracts are generally concession arrangements, service contracts or O&M (Operate & Manage) and BOT contracts with an average term of between 7 and 40 years, and sometimes longer.

Contracts can also be entered into with public entities in which Veolia Environnement purchased an interest on their partial privatization. The profitability of these contracts is not fundamentally different from other contracts, but operations are based on a partnership agreement with the local authority.

Back to Contents

Environmental Services:

Both in France and abroad, the main concession arrangements entered into by Veolia Environnement concern the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

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

Accounting for service concession agreements

Concession agreements are recognized since fiscal year 2006 in accordance with IFRIC12, Service Concession Agreement, published in November 2006, as Veolia Environnement elected for the early adoption of this interpretation as the preferred method. This interpretation is of mandatory application for periods beginning on or after January 1, 2008. The change in accounting method was applied retrospectively in accordance with IAS 8 on changes in accounting method. As such, the Veolia Environnement consolidated financial statements for the year ended December 31, 2005 were adjusted for the retrospective application of IFRIC 12. IFRIC 12 is currently in the process of being approved at the European level.

A substantial portion of the Group's assets is used within the framework of concession or affermage contract granted by public sector customers ("grantors") and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

Nonetheless, they generally provide, directly or indirectly, for customer involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract.

IFRIC 12 is applicable to concession arrangements comprising a public service obligation and satisfying all of the following criteria:

•

the concession grantor controls or regulates the services to be provided by the operator using the asset, the infrastructure, the beneficiaries of the services and prices applied;

•

the grantor controls the significant residual interest in the infrastructure at the end of the term of the arrangement.

Pursuant to IFRIC 12, such infrastructures are not recognized in assets of the operator as property, plant and equipment but in financial assets ("financial asset model") and/or intangible assets ("intangible asset model") depending on the remuneration commitments given by the grantor.

1.20.1

“Financial asset model”

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor.

Back to Contents

In the case of concession services, the operator has such an unconditional right if the grantor contractually guarantees the payment of:

•

amounts specified or determined in the contract or

•

the shortfall, if any, between amounts received from users of the public service and amounts specified or determined in the contract.

Financial assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading "Operating financial assets" and recognized at amortized cost.

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

The portion falling due within less than one year is presented in "Current operating financial assets", while the portion falling due within more than one year is presented in the non-current heading.

Revenue associated with this financial model includes:

•

revenue determined on a completion basis in the case of construction operating financial assets (in accordance with IAS 11);

•

the remuneration of the operating financial asset recorded in Revenue from operating financial assets (excluding principal payments);

•

service remuneration.

1.20.2

“Intangible asset model”

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the recoverable amount. The intangible asset corresponds to the right granted by the concession grantor to the operator to charge users of the public service.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading "Concession intangible assets" and are amortized, generally on a straight-line basis, over the contract term. However, fees paid to local authorities that are an integral part of the cost of the intangible asset are disclosed under the heading "Other intangible assets".

Under the intangible asset model, Revenue includes:

•

revenue recorded on a completion basis, in the case of construction operating financial assets (in accordance with IAS 11).

•

service remuneration.

1.20.3

“Mixed or bifurcation model”

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

Back to Contents

1.21

Finance leases

IFRIC 4 seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. It identifies in such agreements a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17, based on the allocation of the risks and rewards of ownership.

The contract operator therefore becomes the lessor vis-à-vis its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a financial asset to reflect the corresponding financing, rather than an item of property, plant and equipment.

These financial assets are recorded in the Balance Sheet under the heading "Operating financial assets". They are initially recorded at the lower of fair value and total future flows and subsequently at amortized cost using the effective interest rate of the contract.

The portion falling due within less than one year is presented in "Current operating financial assets", while the portion falling due within more than one year is presented in the non-current heading.

Contracts falling within the scope of IFRIC 4 are either outsourcing contracts with industrial customers, BOT (Build Operate Transfer) contracts, or incineration or cogeneration contracts under which, notably, demand or volume risk is, in substance, transferred to the prime contractor.

During the construction phase, a financial receivable is recognized in the balance sheet and revenue in the Income Statement, in accordance with the percentage completion method laid down in IAS 11 for construction contracts.

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

These contracts are entered into with local authorities or private partners for the construction of infrastructures. They are generally fixed-price contracts as defined by IAS 11.

Revenue generated by construction services rendered by the Group is measured at the fair value of the consideration received or receivable, where total income and expenses associated with the construction contract and the stage of completion can be determined reliably.

The percentage of completion is determined by comparing costs incurred as of the balance sheet date with total estimated costs under the contract. Costs incurred are recognized as production cost and do not include either administrative or selling costs.

Where total contract costs exceed total contract revenue, the expected loss is recognized as an expense immediately via a provision for losses to completion, irrespective of the stage of completion and based on a best estimate of forecast results including, where appropriate, rights to additional income or compensation, where they are probable and can be determined reliably. Provisions for losses to completion are recorded as liabilities in the Balance Sheet.

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Balance Sheet under advances and down-payments received.

Back to Contents

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in "amounts due from customers for construction contract work". Where negative, it is recognized in liabilities in "amounts due to customers for construction contract work".

1.23

Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, income from trading activity transactions is recognized in "Revenue", for the related margin.

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

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models generally based on observable data. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 30).

1.24

Greenhouse gas emission rights

Pursuant to the Kyoto Protocol, the Group has undertaken to reduce the level of greenhouse gases emitted by energy production installations which it manages.

In this respect, the Group received a certain number of free emission rights for an initial so-called pre-Kyoto period 2005-2007 and then for a second period 2008-2012 and must satisfy annual obligations to surrender rights equal to total actual emissions.

In the absence of specific IFRS provisions, the Group has adopted the "net liability approach".

This approach involves the recognition of a liability, in accordance with IAS 37 principles, corresponding to amounts that will have to be disbursed to meet surrender obligations at the end of the three-year period, should emission rights be insufficient to cover actual emissions during the period.

The liability is assessed based on emissions during the period, rights held and the market price at the period end (or the forward price in the case of forward purchases). This liability is subsequently reversed when surrender obligations are satisfied and purchases of emission rights are recorded in operating expenses.

Allowances received are treated on grant as entitlement to repayment of a commitment received for nil consideration. They are recorded as intangible assets with nil value (IAS 38). In the event of surplus rights, income from the sale of such rights is recorded as a reduction in cost of sales.

Back to Contents

Emission rights purchased on the market for surrender to Member States where rights held are insufficient to cover actual emissions, are recorded in the balance sheet at acquisition cost. An impairment loss is recognized at the period end if the market value is less than the acquisition cost.

Furthermore, allowances purchased for resale on the market are recorded in inventories and remeasured based on the market price at the period end, in accordance with the options available under IAS 2 for trading inventories.

1.25

Segment reporting

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Environmental Services, Energy Services and Transportation.

1.26

Standards and interpretations not adopted early

Veolia Environnement has not elected for early adoption of the following standards and interpretations:

•

IAS 1, revised, Presentation of Financial Statements, applicable to the Group from January 1, 2009.

•

IFRS 8, Operating Segments, applicable to the Group from January 1, 2009.

•

IFRIC 11, IFRS2 - Group and treasury share transactions, applicable to the Group from January 1, 2008.

•

IFRIC 13, Customer Loyalty Programmes, applicable to the Group from January 1, 2009 but not relevant to the Group.

•

IFRIC 14, IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, applicable to the Group from January 1, 2008.

Veolia Environnement does not expect implementation of these standards and interpretations to have a material impact.

•

IAS 23 revised, Borrowing costs, applicable to the Group from January 1, 2009.

Veolia Environnement does not expect implementation of this standard to have a material impact, in so far as the Group has elected to capitalize borrowing costs.

•

IFRS 3 revised, Business combinations, applicable to the Group from January 1, 2010.

•

IAS 27 revised, Consolidated and Separate Financial Statements, applicable to the Group from January 1, 2010.

•

IFRS 2 amendment, Share-Based Payment – Vesting Conditions and Cancellations, applicable to the Group from January 1, 2009.

•

Amendment to IAS 32 – IAS 1, Financial Instruments – Presentation: Financial instruments puttable at fair value and obligations arising on liquidation, applicable to the Group from January 1, 2009.

These standards were published at the beginning of January 2008 and the Group is currently studying their potential impact.

1.27

Fair value determination principles

The fair value of all financial assets and liabilities is determined at the balance sheet date, either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 31).

The fair value is determined:

•

based on quoted prices in an active market, or

•

using internal valuation techniques involving standard mathematical calculation methods integrating observable market data (forward rates, interest rate curves, etc.), or

•

using internal valuation techniques integrating parameters estimated by the Group in the absence of observable market data.

Back to Contents

Quoted prices in an active market

When quoted prices in an active market are available they are adopted in priority for the determination of the market value. Marketable securities and certain quoted bond issues are valued in this way.

Fair values determined using models integrating observable market data

The majority of derivative financial instruments (swaps, caps, floors, etc.) are traded over the counter and, as such, there are no quoted prices. Valuations are therefore determined using models commonly used by market participants to value such financial instruments.

Valuations calculated internally in respect of derivative instruments are tested every six months for consistency with valuations issued by our counterparties.

The fair value of unquoted borrowings is calculated by discounting contractual flows at the market rate of interest.

 The net carrying amount of receivables and payables falling due within less than one year and certain floating-rate receivables and payables is considered a reasonable estimate of their fair value, due to the short payment and settlement periods applied by the Veolia Group.

The fair value of fixed-rate loans and receivables depends on movements in interest rates and the credit risk of the counterparty.

Valuations produced by these models are adjusted to take account of changes in Veolia Group credit risk.

Fair values determined using models integrating certain non-observable data

Derivative instruments valued using internal models integrating certain non-observable data include certain electricity derivative instruments for which there are no quoted prices in an active market (notably for electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials, interest-rate curves, etc.), in particular for distant maturities.

Back to Contents

NOTE 2.

Use of management estimates in the application of Group accounting standards

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results may be different from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and prior periods if they are also affected by the change.

Notes 1.9 and 4 on goodwill and business combinations present the method adopted for the allocation of the purchase price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.10, 4 and 6 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of future cash flows of the activities of the cash-generating units concerned and taking into account discount rates.

Note 1.27 describes the principles adopted for the determination of financial instrument fair values.

Note 30 on derivative instruments describes the accounting treatment of derivative instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 17 and 32 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 25 on the income tax expense presents the tax position of the Group and is notably based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Back to Contents

NOTE 3.

Significant events

•

On April 27, 2007, Veolia Environnement announced the signature of an agreement with The Blackstone Group and Apax Partners for the acquisition of Sulo. This acquisition for an enterprise value of €1,450 million (including borrowings) was finalized on July 2, 2007.

•

On May 31, 2007, the Environmental Services Division announced the signature of an agreement to acquire control of the Italian company VSA Tecnitalia (formerly TMT), a subsidiary of Termomeccanica Ecologica specializing in waste management and treatment. The transaction concerned 75% of the share capital based on an enterprise value (100%) of €338 million. The stake may be raised to 100% by 2012. The acquisition was finalized on October 3, 2007.

•

On June 12, 2007, the Energy Services Division signed an agreement to acquire the private company Thermal North America, Inc., the largest portfolio of heating and cooling networks in the United States, for an enterprise value of U.S.$788 million. Through this transaction, Veolia Environnement became a leading player in the number one energy services market worldwide, at a time when rising energy prices and changes in environmental regulations in the United States are likely to generate new opportunities. The acquisition was finalized on December 12, 2007.

•

On June 27, 2007, the subscription period for the share capital increase with retention of preferential subscription rights in the amount of €2.6 billion, announced by Veolia Environnement on June 12 2007, closed on July 10, 2007 with success. The gross amount of the share capital increase was €2,581,469,688 (including additional paid-in capital), following the issue of 51,941,040 new shares with a par value of €5 each.

•

On August 9, 2007, the Water Division signed an agreement to acquire the non-regulated activities of Thames Water in the United Kingdom for an enterprise value of €233 million. The acquisition was finalized on November 28, 2007.

•

On August 31, 2007, the Transportation Division sold its activities in Denmark.

•

On November 9, 2007, the Transportation Division sold its activities in Spain, with the exception of certain contracts.

•

On November 19, 2007, Veolia Environnement opened up the share capital of its subsidiary Veolia Voda, in charge of water activities in Central and Eastern Europe, to the EBRD, further extending its partnership with this institution. Following this transaction performed by way of a share capital increase, Veolia Environnement held 90% of Veolia Voda.

•

On December 24, 2007, Société Financière Internationale (SFI) and Société de Promotion et de Participation pour la Coopération Economique (PROPARCO) acquired a 19.45% stake in Veolia Water AMI, which manages water activities in the Africa, Middle East zone and the Indian sub-continent. Following this transaction, Veolia Environnement held 80.55% of Veolia Water AMI.

Back to Contents

NOTE 4.

Goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Gross	7,013.3	5,799.6	4,834.1
Impairment losses	(100.1)	(94.6)	(81.8)
Net	6,913.2	5,705.0	4,752.3

As of December 31, 2007, accumulated impairment losses mainly concern Transportation Division activities in Scandinavia (€70 million recognized in 2004).

The main goodwill balances by cash-generating unit (amounts in excess of €100 million) are as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Environmental Services United Kingdom	824.2	894.0	109.9
Water France Distribution	760.5	729.1	725.1
Environmental Services Germany	748.2	-	-
Environmental Services North America Solid Waste	567.8	610.3	672.0
Dalkia France	342.8	330.2	330.1
Water Central and Eastern Europe	266.9	255.9	169.9
Water United Kingdom	245.3	228.2	215.0
Water Solutions and Technologies	206.1	189.2	148.4
Environmental Services France Solid Waste	179.8	173.1	169.5
Transportation North America	145.5	154.8	90.1
Water China	145.5	145.7	186.5
Dalkia Italy	139.9	130.7	96.3
Veolia Energy Services United States	139.6	-	-
Water Germany (excluding Berlin)	138.8	138.1	137.3
Water Berlin	134.4	134.4	134.4
Water France joint venture subsidiaries	133.6	133.6	133.6
Transportation Sweden, Norway, Finland	124.5	106.0	96.8
Transportation France	117.7	115.4	108.7
Environmental Services Italy	114.6	-	-
Goodwill balances > €100 million in 2007	5,475.7	4,468.7	3,523.6
Goodwill balances < €100 million in 2007	1,437.5	1,236.3	1,228.7
Goodwill	6,913.2	5,705.0	4,752.3

Back to Contents

Movements in the net carrying amount of goodwill during 2007 are as follows :

(€ million)	As of December 31, 2006	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Other	As of December 31, 2007
Water	2,028.6	197.3	(30.4)	2.0	10.7	2,208.2
Environmental Services	2,294.0	903.7	(147.2)	-	(1.0)	3,049.5
Energy Services	839.2	246.7	2.5	10.4	(0.7)	1,098.1
Transportation	543.2	43.8	(18.4)	(13.9)	2.0	556.7
Other	-	-	-	-	0.7	0.7
Goodwill	5,705.0	1,391.5	(193.5)	(1.5)	11.7	6,913.2

Changes in consolidation scope primarily concerned the following acquisitions:

•

Environmental Services: Sulo Group (Germany) for €687.6 million and VSA Tecnitalia, formerly TMT (Italy) for €106.9 million;

•

Energy Services: Thermal North America Inc. (United States) for €139.3 million, Pannon Power (Hungary) for €30.1 million and CIT-Part (Brazil) for €21.3 million;

•

Water: Anox Kaldnes and its subsidiaries (Sweden) for €54.9 million, Thames Water subsidiaries (United Kingdom) for €50.2 million and Ruas (France) for €31.0 million;

•

Transportation: People Travel Group (Sweden) for €37.7 million and acquisitions of transportation-on-demand companies and new companies in the United States for €21.1 million;

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the U.S. dollar in the amount of €104.7 million and €92.6 million respectively.

Impairment losses total €26.7 million and include €6.9 million in respect of the impairment of goodwill of the Eurolines  CGU and €19.7 million in respect of Danish transportation activities sold on August 31, 2007. Negative goodwill recognized in the Income Statement totaled €25.2 million and includes €10.9 million for the Transportation Division and €10.3 million for the Energy Services Division.

Impairment tests as of December 31, 2007:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of a decrease in value.

The recoverable value of a cash-generating unit is estimated in accordance with the method set-out in Note 1.10. The main assumptions on which the value in use of a cash-generating unit is based are the discount rate and trends in volumes, prices and direct costs (inflation) over the period.

Discount rates are estimated by management for each cash-generating unit and reflect current market assessments of the time value of money and the specific risks to which the cash-generating unit is exposed. Trends in volumes, prices and direct costs are based on past trends and the future market outlook.

Systematic impairment tests are based on future cash flows taken, for the first five years, from the long-term planning process in June 2007. Cash flows for years 6 to 15 are based on year 6 cash flows (taken from the long-term planning document) adjusted by an appropriate growth rate (1% to 3% on average in 2007, depending on the business). The terminal value is then calculated by discounting year 16 data to perpetuity, including only an organic growth rate such as inflation (0.5% to 3% on average in 2007, depending on the business).

Back to Contents

Discount rates used in 2007 reflect the country or geographical area of the cash-generating unit based on the criteria disclosed in Note 1.10. The main average discount rates by geographical area in 2007 were as follows:

• France:	6.2%	• United Kingdom:	7.1%
• United States:	7.0%	• Asia:	6.2% to 8.0%
• Germany:	6.2%

As of December 31, 2006, an impairment of €7.3 million was recorded in respect of the Germany Transportation CGU, representing the entire goodwill balance.

As of December 31, 2007, an impairment of €6.9 million was recorded in respect of the Eurolines CGU.

Sensitivity of impairment tests:

Impairment tests are based on discount rate and perpetual growth rate assumptions and an analysis of the sensitivity of perpetual growth rates and discount rates to an increase or decrease of 1%.

A 1% increase in the discount rate would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be around €52 million.

A 1% decrease in perpetual growth rates would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be around €27 million.

Recap: Movements in the net carrying amount of goodwill during 2006 are as follows :

(€ million)	As of December 31, 2005	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Impact of divestments	Other	As of December 31, 2006
Water	1,941.6	75.2	(12.5)	8.4	-	15.9	2,028.6
Environmental Services	1,527.7	840.9	(67.0)	-	(1.8)	(5.8)	2,294.0
Energy Services	836.3	36.9	0.6	0.8	-	(35.4)	839.2
Transportation	446.7	122.2	(10.4)	(6.8)	-	(8.5)	543.2
Goodwill	4,752.3	1,075.2	(89.3)	2.4	(1.8)	(33.8)	5,705.0

In 2006, changes in consolidation scope primarily concerned the following acquisitions:

•

Environmental Services: Cleanaway (United Kingdom) for €759.7 million and Biffa Belgium for €32.5 million;

•

Transportation: Supershuttle International (United States) for €69.9 million and Shuttleport (United States) for €17.5 million;

•

Water: Banska Bystrica STVPS (Slovakia) for €25.7 million and Poprad PVPS (Slovakia) for €10.2 million;

•

Energy Services: €28.3 million in Italy.

Foreign exchange translation losses were mainly the result of the fall in the US dollar against the euro (-€112 million).

Impairment losses total €10.1 million and include impairment of goodwill of the Germany Transportation CGU of €7.3 million and purchase price allocation corrections of €2.8 million in the Germany Water CGU. Negative goodwill recognized in the Income Statement totaled €12.5 million, including €11.2 million for the Water Division.

Other movements mainly concerned the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of -€34 million and of the Weir Techna purchase price (Water Engineering) in the amount of €14.1 million. Due to the limited impact, the 2005 financial statements were not restated.

Back to Contents

NOTE 5.

Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Concession intangible assets, gross	3,461.2	354.4	(55.7)	-	-	504.6	(60.9)	(11.7)	4,191.9
Amortization & impairment losses	(1,115.6)	-	44.1	0.4	(168.4)	(1.2)	4.0	34.0	(1,202.7)
Concession intangible assets, net	2,345.6	354.4	(11.6)	0.4	(168.4)	503.4	(56.9)	22.3	2,989.2

Additions concern the Water Division in the amount of €239.4 million, the Environmental Services Division in the amount of €10.8 million and the Energy Services Division in the amount of €104.1 million.

Changes in consolidation scope mainly concern the expansion of the Water Division in the amount of €502.8 million (mainly in China and the United Kingdom).

Foreign exchange translation losses mainly concern the Water Division (-€49.4 million), following the depreciation of the Chinese yuan, the U.S. dollar and the pound sterling against the euro.

Other movements are primarily due to reclassifications resulting from finalization of the implementation of IFRIC 12 in the Water, Energy Services and Environmental Services Divisions.

Concession intangible assets by division break down as follows:

(€ million)	As of December 31, 2007			Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005
	Gross carrying amount	Amortization & impairment losses	Net carrying amount
Water	3,091.6	(755.5)	2,336.1	1,766.4	1,533.8
Environmental Services	352.5	(109.8)	242.7	265.1	252.9
Energy Services	715.0	(326.2)	388.8	292.9	286.9
Transportation	-	-	-	-	-
Other	32.8	(11.2)	21.6	21.2	18.2
Concession intangible assets	4,191.9	(1,202.7)	2,989.2	2,345.6	2,091.8

Back to Contents

Recap: Movements  in the net carrying amount of concession intangible assets during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Concession intangible assets, gross	3,202.0	296.5	(13.1)	-	-	127.1	(20.7)	(130.6)	3,461.2
Amortization & impairment losses	(1,110.2)	-	10.3	(7.8)	(139.9)	(0.8)	0.1	132.7	(1,115.6)
Concession intangible assets, net	2,091.8	296.5	(2.8)	(7.8)	(139.9)	126.3	(20.6)	2.1	2,345.6

Additions concern the Water Division in the amount of €231.7 million, the Environmental Services Division in the amount of €19.7 million and the Energy Services Division in the amount of €45.2 million.

Changes in consolidation scope mainly concern the expansion of the Water Division in the amount of €126.3 million (mainly in China).

Foreign exchange translation losses mainly concern the Water Division (-€22 million), following the depreciation of the Chinese yuan against the euro.

NOTE 6.

Other intangible assets

Movements in the net carrying amount of other intangible assets during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Intangible assets with an indefinite useful life, net	34.6	14.4	(0.1)	(1.0)	55.6	(5.9)	(14.8)	82.8
Fees paid to local authorities	672,4	19,6	(3.2)	(64.0)	1.1	(4.2)	12.8	634.5
Purchased contractual rights	377.5	2.7	(0.1)	(56.0)	375.8	(5.5)	(98.5)	595.9
Purchased software	126.8	44.3	(1.2)	(50.6)	7.3	0.1	4.7	131.4
Purchased customer portfolios	22.0	1.1	(0.3)	(7.0)	36.0	(2.4)	1.0	50.4
Other purchased intangible assets	93.9	22.2	(2.4)	(19.9)	6.2	(8.0)	89.7	181.7
Other internally-developed intangible assets	52.6	6.3	(0.2)	(4.0)	-	(2.5)	(22.5)	29.7
Intangible assets with a definite useful life net	1,345.2	96.2	(7.3)	(201.5)	426.4	(22.5)	(12.8)	1,623.6
Other intangible assets	1,379.8	110.6	(7.4)	(202.5)	482.0	(28.4)	(27.6)	1,706.4

Back to Contents

Intangible assets with an indefinite useful life are primarily trademarks.

Changes in consolidation scope impacting intangible assets with an indefinite life mainly concern the fair value measurement in the Transportation Division of Supershuttle International acquisitions in the United States (€35.0 million).

Fees paid to local authorities in respect of public service contracts totaled €634.5 million as of December 31, 2007. The amortization of fees paid at the beginning of concession arrangements in the Water Division, calculated over the contract term, totaled €60.8 million in 2007.

Changes in consolidation scope impacting contractual rights mainly concern the fair value measurement of Water Division assets in respect of acquisitions in the United States (Tetra Technologies for €21.3 million) and the United Kingdom for €23.9 million and acquisitions by the Environmental Services Division in Germany (€275.8 million) and Italy (€28.9 million).

Other intangible assets break down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Intangible assets with an indefinite useful life, net	82.8	34.6	29.7
Intangible assets with a definite useful life, gross	3,168.6	2,749.4	2,490.0
Amortization and impairment losses	(1,545.0)	(1,404.2)	(1,238.3)
Intangible assets with a definite useful life, net	1,623.6	1,345.2	1,251.7
Intangible assets, net	1,706.4	1,379.8	1,281.4

Recap: Movements in the net carrying amount of other intangible assets during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Fees paid to local authorities	696.8	20.5	(1.1)	(62.2)	-	(5.1)	23.5	672.4
Contractual rights	212.2	-	-	(18.1)	142.4	0.8	40.2	377.5
Purchased software	118.9	46.2	(0.9)	(49.0)	2.0	(0.1)	9.7	126.8
Trademarks	19.2	19.2	(1.2)	(2.3)	(4.5)	(1.6)	(4.3)	24.5
Internally-developed software	3.2	0.9	-	(1.9)	-	-	0.2	2.4
Other internally-developed intangible assets	38.9	7.9	-	(6.5)	0.1	(3.9)	7.3	43.8
Other purchased intangible assets	192.2	22.4	(0.2)	(33.1)	23.3	(3.6)	(68.6)	132.4
Other intangible assets	1,281.4	117.1	(3.4)	(173.1)	163.3	(13.5)	8.0	1,379.8

Other intangible assets transferred to Assets classified as held for sale in 2006 totaled €0.2 million. No amounts were transferred to Assets classified as held for sale in 2005.

Fees paid to local authorities in respect of public service contracts totaled €672.4 million as of December 31, 2006. The amortization over the contract term of fees paid at the beginning of concession arrangements in the French Water Division totaled €49.3 million in 2006.

Back to Contents

Changes in consolidation scope impacting contractual rights mainly concern Cleanaway United Kingdom (€37.2 million) and acquisitions by the Water Division in China (€58.7 million) and Slovakia (€40.1 million).

NOTE 7.

Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Property, plant and equipment, gross	16,912.0	1,927.6	(699.6)	-	-	1,207.5	(421.0)	(40.6)	18,885.9
Depreciation	(8,993.3)	-	557.1	(35.7)	(1,179.5)	(168.1)	177.3	(40.5)	(9,682.7)
Property, plant and equipment, net	7,918.7	1,927.6	(142.5)	(35.7)	(1,179.5)	1,039.4	(243.7)	(81.1)	9,203.2

Net property, plant and equipment of €110.7 million was transferred to Assets classified as held for sale (including the  “Jean Nicoli” boat owned by the Transportation Division in the amount of €103.9 million), compared to €44.0 million in 2006 (vehicles in Denmark and incinerators in the United Kingdom).

Additions concern the Water Division in the amount of €365.6 million, the Environmental Services Division in the amount of €873,4 million, the Energy Services Division in the amount of €207.1 million and the Transportation Division in the amount of €449.7 million.

Disposals, net of provisions and depreciation, concern the Water Division in the amount of €20.7 million, the Environmental Services Division in the amount of €59.5 million and the Transportation Division in the amount of €51.6 million.

Impairment losses mainly concern the impairment of Rimsa assets (Mexico) in the Environmental Services Division for €29.6 million, following the resolution of a dispute resulting in the receipt of compensation in the same amount.

Changes in consolidation scope mainly concern the acquisition of Thermal North America Inc. (€398.9 million), Pannon Power (€69.4 million), Delitzsch (€24.6 million) and Kolin (€23.0 million) by the Energy Services Division and the Sulo Group by the Environmental Services Division (€346.5 million).

Foreign exchange translation losses mainly concern the depreciation of the U.S. dollar and the pound sterling against the euro in the Water (-€119.1 million) and Environmental Services (-€137.5 million) Divisions.

Other movements mainly concern the reclassification of the “Jean Nicoli” boat as held for sale in the amount of -€103.9 million and the sale of Transportation activities in Denmark in the amount of €62.8 million (€113.5 million gross carrying amount and depreciation of €50.7 million).

An agreement was signed on December 11, 2007 for the sale of the “Jean Nicoli” boat and the effective transfer of ownership is scheduled for April 1, 2008.

Back to Contents

Property, plant and equipment by division break down as follows:

(€ million)	As of December 31, 2007			Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Water	4,363.7	(2,112.8)	2,250.9	2,258.2	2,107.0
Environmental Services	7,922.8	(4,284.7)	3,638.1	3,104.3	2,821.5
Energy Services	2,870.7	(1,253.4)	1,617.3	955.9	819.4
Transportation	3,564.2	(1,961.2)	1,603.0	1,518.6	1,066.5
Other	164.5	(70.6)	93.9	81.7	71.3
Property, plant and equipment	18,885.9	(9,682.7)	9,203.2	7,918.7	6,885.7

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of December 31, 2007			Net carrying amount as of December 31, 2006
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Land	1,387.8	(528.0)	859.8	846.4
Buildings	2,984.0	(1,323.7)	1,660.3	1,323.8
Technical installations, plant and equipment	7,282.6	(3,782.8)	3,499.8	2,951.6
Traveling systems and other vehicles	4,675.0	(2,721.0)	1,954.0	1,787.7
Other property, plant and equipment	1,934.4	(1,318.5)	615.9	539.8
Returnable assets	12.3	(5.9)	6.4	65.8
Owned property, plant and equipment in progress	606.8	(2.8)	604.0	398.0
Property, plant and equipment in progress	3.0	-	3.0	5.6
Property, plant and equipment	18,885.9	(9,682.7)	9,203.2	7,918.7

Recap: Movements in the net carrying amount of property, plant and equipment during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Property, plant and equipment, gross	14,972.9	1,424.5	(635.6)	-	-	1,450.5	(125.0)	(175.3)	16,912.0
Depreciation	(8,087.2)	-	530.4	(60.2)	(1,055.3)	(621.4)	63.0	237.4	(8,993.3)
Property, plant and equipment, net	6,885.7	1,424.5	(105.2)	(60.2)	(1,055.3)	829.1	(62.0)	62.1	7,918.7

Back to Contents

Net property, plant and equipment of €44.0 million was transferred to Assets classified as held for sale (vehicles in Denmark and incinerators in the United Kingdom), compared to €1.2 million in 2005.

Additions concern the Water Division in the amount of €322.3 million, the Environmental Services Division in the amount of €648.0 million, the Energy Services Division in the amount of €139.7 million and the Transportation Division in the amount of €290.3 million.

Disposals concern the Water Division in the amount of €5.8 million, the Environmental Services Division in the amount of €41.9 million, the Energy Services Division in the amount of €11.5 million and the Transportation Division in the amount of €43.3 million.

Impairment losses mainly concern the remeasurement at fair value of Transportation Division assets in the amount of €63 million, including €44 million in respect of assets located in Denmark (impairment losses recognized in "Net income (expense) from discontinued operations" in the Income Statement) and the impairment of an engine shed in the amount  of €18 million, relating to the operation of a railway contract in Germany.

Changes in consolidation scope mainly concern the acquisition of SNCM by the Transportation Division (€393 million), of Cleanaway United Kingdom (€223 million) and Biffa Belgium (€27 million) by the Environmental Services Division and of companies in China by the Water Division (€24 million).

Other movements mainly concern the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of €84.5 million.

NOTE 8.

Investments in associates

The principal investments in associates with a value of greater than €10 million as of December 31, 2007 are as follows:

	As of December 31,
	% control			Share in equity			Share of net income
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	95.7	95.4	93.1	1.0	0.8	1.5
Cie Méridionale de Navigation	45.00%	45.00%	-	34.9	28.0	-	6.9	5.1	-
TIRU	24.00%	24.00%	24.00%	13.1	13.6	10.7	0.1	2.2	(0.8)
Cie Méridionale de Participations	45.00%	45.00%	-	12.5	12.4	-	0.1	-	-
Other amounts < €10 million in 2006 and 2007				135.9	91.6	97.7	8.8	(2.1)	5.8
Investments in associates				292.1	241.0	201.5	16.9	6.0	6.5

Back to Contents

Movements in investments in associates in 2007:

(€ million)	% control as of December 31, 2007	2006	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2007
Fovarosi Csatomazasi Muvek	25.00%	95.4	1.0	-	(0.7)	-	-	95.7
Cie Méridionale de Navigation	45.00%	28.0	6.9	-	-	-	-	34.9
TIRU	24.00%	13.6	0.1	-	(0.5)	-	(0.1)	13.1
Cie Méridionale de Participations	45.00%	12.4	0.1	-	-	-	-	12.5
Other amounts < €10 million in 2006 and 2007		91.6	8.8	(6.5)	(1.8)	43.1	0.7	135.9
Investments in associates		241.0	16.9	(6.5)	(3.0)	43.1	0.6	292.1

No amounts were transferred to Assets classified as held for sale in 2005, 2006 or 2007.

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Non-current assets	870.8	848.6	4,872.7
Current assets	310.4	256.7	1,414.4
Total assets	1,181.2	1,105.3	6,287.1
Equity attributable to equity holders of the parent	618.7	586.3	524.0
Minority interests	0.8	1.0	1.4
Non-current liabilities	325.2	263.1	4,735.8
Current liabilities	236.5	254.9	1,025.9
Total equity and liabilities	1,181.2	1,105.3	6,287.1
Income Statement
Revenue	377.6	329.5	1,085.5
Operating income	31.6	37.2	355.6
Net income for the year	14.9	24.6	37.1

Back to Contents

Recap: Movements in investments in associates during 2006:

(€ million)	% control as of December 31, 2006	2005	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2006
Fovarosi Csatomazasi Muvek	25.00%	93.1	0.8	-	0.5	-	1.0	95.4
Cie Méridionale de Navigation	45.00%	-	5.1	-	-	22.9	-	28.0
TIRU	24.00%	10.7	2.2	-	0.7	-	-	13.6
Cie Meridionale de Participations	45.00%	-	-	-	-	12.5	(0.1)	12.4
CICG	41.97%	5.6	0.3	-	-		-	5.9
KVW Investment Co Ltd	49.00%	5.3	0.8	-	(0.5)	-	(0.1)	5.5
Shanghai Laogang Landfil	30.00%	5.2	0.6	-	(0.4)	-	0.1	5.5
EED ES Tersege Vizikozmu KFT	20.80%	-	0.1	-	-	5.0	-	5.1
TA HO ONYX RSEA ENVT (YUNLIN)	33.30%	-	(4.2)	-	(2.4)	10.4	(0.1)	3.7
Urban Sanitation	50.00%	13.9	-	-	-	(13.9)	-	-
Southern Water Investments Limited	-	17.7	-	-	-	(17.7)	-	-
Other amounts < €5 million in 2005 and 2006		50.0	0.3	(4.1)	(2.1)	14.9	6.9	65.9
Investments in associates		201.5	6.0	(4.1)	(4.2)	34.1	7.7	241.0

NOTE 9.

Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in the fair value of non-consolidated investments during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2007
Non-consolidated investments	181.7	51.7	(2.9)	(3.4)	32.6	1.0	(4.6)	256.1
(1) Impairment losses are recorded in financial income and expenses.

Fair value adjustments mainly concern Mediterranea Delle Acque shares in the amount of €29.8 million.

Back to Contents

Non-consolidated investments break down as follows:

(€ million)	% holding as of December 31, 2007	Gross carrying amount as of December 31, 2007	Impairment losses	Fair value adjustments	Net carrying amount as of December 31, 2007	Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005
Méditerranea delle Acque (formerly Genova Acque) (1)	17.1%	26.3	-	29.5	55.8	26.0	25.7
Avacon (1)	1.3%	25.0	-	1.6	26.6	25.0	-
Domino Sanepar (1)	15.0%	20.7	-	(0.1)	20.6	20.7	20.7
Gaz de Bordeaux (1)	24.0%	17.5	-	2.9	20.4	19.3	4.6
SEBS - GmbH (2)	-	-	-	-	-	-	27.0
Net carrying amount per unit < €20 million in 2007 and 2006		154.6	(22.1)	0.2	132.7	90.7	131.5
Non-consolidated investments		244.1	(22.1)	34.1	256.1	181.7	209.5
(1) Investment not consolidated as do not satisfy the "significant influence" criteria. (2) Company consolidated in 2006.

Recap: Movements in non-consolidated investments during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2006
Non-consolidated investments	209.5	33.2	(11.9)	(65.7)	0.8	(2.5)	18.3	181.7
(1) Impairment losses are recorded in financial income and expenses.

Acquisitions mainly concern the acquisition of an additional 8% interest in Gaz de Bordeaux by the Energy Services Division for a consideration of €12.8 million.

The principal disposal was the sale of Ecofin (United Kingdom) shares held by the Water Division in the amount of -€6.6 million.

Changes in consolidation scope mainly concern the consolidation in 2006 of the company carrying the Hradec Kralove contract (Water Division, Czech Republic) and SEBS (Water Division, Germany) for -€14.8 million and -€27 million respectively and Ta-Ho Yunlin (Environmental Services Division, China) for -€10.0 million.

Other movements concern the reclassification of an investment previously recorded in "Other long-term investments".

Back to Contents

NOTE 10.

Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Note 1.22).

Movements in the net carrying amount of non-current and current operating financial assets during 2007:

(€ million)	As of December 31, 2006	New financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Gross	5,139.4	414.2	(36.4)	-	212.8	(98.3)	(355.9)	2.6	5,278.4
Impairment losses	(6.0)	-	-	-	-	-	-	-	(6.0)
Non-current operating financial assets	5,133.4	414.2	(36.4)	-	212.8	(98.3)	(355.9)	2.6	5,272.4
Gross	326.2	6.3	(324.3)	-	5.0	(4.5)	355.9	(9.4)	355.2
Impairment losses	-	-	-	-	-	-	-	-	-
Current operating financial assets	326.2	6.3	(324.3)	-	5.0	(4.5)	355.9	(9.4)	355.2
Non-current and current operating financial assets	5,459.6	420.5	(360.7)	-	217.8	(102.8)	-	(6.8)	5,627.6
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2007 mainly concern:

•

the Water Division and in particular projects in Berlin (€140.8 million), the Oman Sur BOT contract (€46.8 million) and the Veolia Water Hynix industrial contract in Korea (€26.2 million);

•

the Energy Services Division and in particular cogeneration plants (€19.5 million).

The principal repayments of operating financial assets in 2007 concern:

•

the Water Division and in particular projects in Berlin (-€139.5 million);

•

the Energy Services Division and in particular cogeneration plants (-€60.9 million).

Foreign exchange translation losses mainly concern the Water Division (-€60.1 million) and the Environmental Services Division (-€41.1 million), following the depreciation of the Korean won, the U.S. dollar and the pound sterling against the euro.

Changes in consolidation scope mainly concern the acquisition of VSA Tecnitalia by the Energy Services Division for €222.5 million.

Other movements primarily concern the reclassification of financial assets as “concession intangible assets” following IFRIC 12 analyses in the Water, Energy Services and Environmental Services Divisions.

Back to Contents

The breakdown by division is as follows:

(€ million)	As of December 31,
	Non-current assets			Current assets			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Water	3,719.4	3,667.0	3,808.1	165.1	163.5	55.2	3,884.5	3,830.5	3,863.3
Environmental Services	858.1	711.2	730.5	44.3	25.8	18.7	902.4	737.0	749.2
Energy Services	585.4	651.0	709.1	126.9	120.1	113.0	712.3	771.1	822.1
Transportation	104.3	98.8	83.5	18.7	16.6	20.9	123.0	115.4	104.4
Other	5.2	5.4	6.2	0.2	0.2	0.2	5.4	5.6	6.4
Operating financial assets	5,272.4	5,133.4	5,337.4	355.2	326.2	208.0	5,627.6	5,459.6	5,545.4

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 years	3 to 5 years	More than five years	Total
Water	145.1	171.2	570.1	2,610.5	3,496.9
Environmental Services	35.1	24.1	142.5	617.9	819.6
Energy Services	16.4	14.7	21.0	29.9	82.0
Transportation	18.7	19.4	25.2	59.7	123.0
Other	0.2	0.5	1.1	3.6	5.4
Total	215.5	229.9	759.9	3,321.6	4,526.9

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 years	3 to 5 years	More than five years	Total
Water	20.0	25.0	89.0	253.6	387.6
Environmental Services	9.2	9.5	28.6	35.5	82.8
Energy Services	110.5	125.3	241.3	153.2	630.3
Transportation	-	-	-	-	-
Other	-	-	-	-	-
Total	139.7	159.8	358.9	442.3	1,100.7

Back to Contents

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2006:

(€ million)	As of December 31, 2005	New financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Gross	5,547.6	360.6	(438.1)	-	12.7	(40.8)	23.6	5,465.6
Impairment losses	(2.2)	-	-	(3.9)	-	0.2	(0.1)	(6.0)
Non-current and current operating financial assets	5,545.4	360.6	(438.1)	(3.9)	12.7	(40.6)	23.5	5,459.6
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2006 mainly concern:

•

the Water Division and in particular projects in Berlin (€115.2 million), the Brussels BOT contract (€62.9 million) and the Haye BOT contract (€27.2 million);

•

the Energy Services Division and in particular cogeneration plants in France (€45.1 million).

The principal repayments of operating financial assets in 2006 concern:

•

the Water Division and in particular projects in Berlin (-€130.8 million) and the Brussels BOT contract (-€95.3 million);

•

the Energy Services Division and in particular cogeneration plants in France (-€112.4 million).

Other movements concern transfers from non-current financial receivables to operating financial assets.

NOTE 11.

Other non-current financial assets

Movements in the value of other non-current financial assets during 2007:

(€ million)	As of December 31, 2006	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2007
Gross	604.8	66.2	(69.5)	(4.0)	-	(5.5)	(19.4)	572.6
Impairment losses	(58.8)	-	-	(0.4)	(0.2)	6.0	(4.2)	(57.6)
Non-current financial assets in loans and receivables	546,0	66.2	(69.5)	(4.4)	(0.2)	0.5	(23.6)	515.0
Other non-current financial assets	91.5	161.2	(16.3)	18.6	(1.8)	(7.5)	(14.7)	231.0
Total Other non-current financial assets	637.5	227.4	(85.8)	14.2	(2.0)	(7.0)	(38.3)	746.0
(1) Impairment losses are recorded in financial income and expenses.

Back to Contents

Non-current financial assets in loans and receivables

Additions mainly correspond to the change in the non-Group portion of the loan to Dalkia International for €39.1 million.

As of December 31, 2007, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €238.7 million (mainly Dalkia International).

Other non-current financial assets are recorded as available-for-sale assets.

Additions mainly correspond to the non current part of an investment under escrow account with a view to the acquisition of Tianjin Shibei shares in China for €113.2 million (Water Division).

Other movements notably concern  the non-Group portion of loans granted to proportionately consolidated companies  for -€50.9 million (mainly Dalkia and Berlin) and the reclassification in non-current financial assets of repayment entitlements relating to benefits granted to Australian employees in the Transportation Division for +€23.0 million.

Recap: Movements in the value of other non-current financial assets during 2006:

(€ million)	As of December 31, 2005	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2006
Gross	496.0	69.4	(29.2)	2.7	-	(15.3)	(21.6)	502.0
Impairment losses	(67.6)	-	-	-	2.4	6.6	-	(58.6)
Other long-term loans, net	428.4	69.4	(29.2)	2.7	2.4	(8.7)	(21.6)	443.4
Gross	279.4	27.8	(22.3)	(45.5)	-	(3.2)	(29.7)	206.5
Impairment losses	(16.2)	-	-	-	3.4	0.4	-	(12.4)
Other investments, net	263.2	27.8	(22.3)	(45.5)	3.4	(2.8)	(29.7)	194.1
Other non-current financial assets, net	691.6	97.2	(51.5)	(42.8)	5.8	(11.5)	(51.3)	637.5
(1) Impairment losses are recorded in financial income and expenses.

Other long-term loans, net

Additions mainly correspond to the non-Group portion of a loan granted to a proportionately consolidated company.

Other movements concern the transfer of assets to operating financial assets.

Other long-term loans as of December 31, 2006 mainly include:

•

a deposit paid in respect of the Berlin contract held by Veolia Wasser GmbH (Water Division, Germany) of €97.3 million;

•

Water Division loans of €22 million in the United States;

•

payment guarantee deposits of €36.7 million and other deposits of €20.9 million;

•

the non-Group portion of loans granted to proportionately consolidated companies of €160.2 million.

Cumulated impairment losses on other long-term loans mainly include the impairment of Water Division long-term loans in the U.S. in the cumulative amount of -€57.1 million as of December 31, 2006 and -€63.7 million as of December 31, 2005 (the decrease is mainly due to changes in the U.S. dollar exchange rate).

Back to Contents

Other investments, net

Changes in the scope of consolidation include the escrow accounts intended to finance Water Division investments in China in the amount of -€45.4 million (€21.1 million in respect of the Kunming contract and €24.3 million in respect of the Changhou contract), the impact of the sale of Southern Water preferential shares in the amount of -€66.3 million and a collateral guarantee including an advance from the French State to SNCM in the amount of €38.5 million.

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

No amounts were transferred to Assets classified as held for sale in 2004, 2005 or 2006.

NOTE 12.

Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2007:

(€ million)	As of December 31, 2006	Changes in business through profit and loss	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Deferred tax assets, gross	1,787.6	167.3	(19.9)	186.2	(73.0)	(10.7)	2,037.5
Deferred tax assets not recognized	(431.9)	(140.4)	(10.3)	0.9	5.7	6.6	(569.4)
Deferred tax assets, net	1,355.7	26.9	(30.2)	187.1	(67.3)	(4.1)	1,468.1
Deferred tax liabilities	1,504.9	30.7	5.8	328.7	(70.7)	(4.7)	1,794.7

As of December 31, 2007, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed U.S.$ 4 billion,  are currently being reviewed by the U.S. tax authorities, at the request of the company, which considers the validity of these tax losses to be established, based on external appraisals. A deferred tax asset of U.S.$365 million (€248 million) is recognized in the balance sheet in respect of these tax losses as of December 31, 2007.

As a result of the new tax schedule, notably integrating flows relating to Thermal North America Inc., the Group recognized an additional deferred tax asset of €85 million during the year.

Conversely, the French tax group offset tax losses brought forward and previously capitalized.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidation scope mainly concern the entry into the scope of consolidation of the Sulo Group for €112 million in assets and €149 million in liabilities, of Thermal North America Inc. for €20 million in assets and €44 million in liabilities and of VSA Tecnitalia for €27 million in liabilities and the impact of the fair value measurement of the Lanzhou and Haikou contracts for €27 million and €20 million in liabilities, respectively.

Foreign exchange translation losses are mainly due to the depreciation of the U.S. dollar and the pound sterling against the euro.

Back to Contents

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Deferred tax assets
Employee benefits	134.6	172.4	137.6
Impairment provisions	27.6	16.6	13.5
Tax losses	851.0	775.4	689.9
Finance leases / Assets	31.4	34.1	51.6
Temporary differences on provisions	310.5	255.5	175.4
Other deductible temporary differences	682.4(1)	533.6	524.7
Deferred tax assets, gross	2,037.5	1,787.6	1,592.7
Deferred tax assets not recognized	(569.4)	(431.9)	(458.0)
Recognized deferred tax assets	1,468.1	1,355.7	1,134.7
(1) including DTA on concessions of €107 million, on fair value adjustments of €88 million and on financial instruments of €106 million.

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Deferred tax liabilities
Deferred tax on amortization/depreciation differentials	662.0	553.6	540.6
Asset remeasurement	497.2	389.4	231.0
Finance leases / Liabilities	18.9	27.4	46.1
Other taxable temporary differences	616.6	534.5	387.3
Deferred tax liabilities	1,794.7	1,504.9	1,205.0

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Deferred tax assets, net
Deferred tax assets on net income	1,400.5	1,276.7	970.3
Deferred tax assets on reserves	67.6	79.0	164.4
Deferred tax assets, net	1,468.1	1,355.7	1,134.7
Deferred tax liabilities
Deferred tax liabilities on net income	1,755.1	1,476.4	1,147.9
Deferred tax liabilities on reserves	39.6	28.5	57.1
Deferred tax liabilities	1,794.7	1,504.9	1,205.0

Back to Contents

Deferred tax on tax losses not recognized as of December 31, 2007 becomes time-barred as follows:

(€ million)	Maturity			Total
	≤ 5 years	> 5 years	Unlimited
Gross tax losses	15.0	44.8	379.8	439.6

Recap: Movements in deferred tax assets and liabilities during 2006:

(€ million)	As of December 31, 2005	Change in business through profit or loss	Changes in business through profit and loss	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Deferred tax assets, gross	1,592.7	71.2	(14.2)	109.3	(24.4)	53.0	1,787.6
Deferred tax assets not recognized	(458.0)	11 .7	0.3	-	8.0	6.1	(431.9)
Deferred tax assets, net	1,134.7	82.9	(13.9)	109.3	(16.4)	59.1	1,355.7
Deferred tax liabilities	1,205.0	98.0	15.9	140.3	(13.2)	58.9	1,504.9

NOTE 13.

Working capital

Movements in net working capital during 2007:

(€ million)	As of December 31, 2006	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Inventories and work-in-progress, net	731.8	62.3	(1.5)	53.2	(8.7)	2.3	839.4
Operating receivables, net	10,968.7	1,115.9	(10.1)	514.6	(141.6)	11.9	12,459.4
Operating payables, net	11,268.6	1,135.8	-	568.8	(151.1)	122.7	12,944.8
Net working capital	431.9	42.4	(11.6)	(1.0)	0.8	(108.5)	354.0

Net working capital of €2.5 million was transferred to Assets classified as held for sale (GMA/Sulo business in the Environmental Services Division), compared to €22.3 million (Danish transportation activities) in 2006.

No amounts were transferred to Liabilities directly associated with assets classified as held for sale in 2007. €20.2 million was reclassified in liabilities in 2006 (in respect of Danish transportation activities).

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). Changes in business net of impairment losses of €30.8 million comprise a movement of €167.1 million in operating working capital, of €22.9 million in tax working capital and of -€159.2 million in investment working capital.

Back to Contents

Movements in inventories during 2007:

Inventories (€ million)	As of December 31, 2006	Changes in business	Impairment losses	Reversals of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Raw materials and supplies	452.6	47.4	-	-	24.0	(5.4)	8.0	526.6
Work-in-progress	237.4	1.4	-	-	15.7	(2.1)	4.9	257.3
Other inventories	81.0	13.5	-	-	14.0	(1.4)	(10.4)	96.7
Inventories and work-in-progress, gross	771.0	62.3	-	-	53.7	(8.9)	2.5	880.6
Impairment losses on raw materials and supplies	(30.3)	-	(7.0)	4.7	(0.4)	0.1	(0.3)	(33.2)
Impairment losses on work-in-progress	(0.8)	-	(1.0)	0.4	-	-	-	(1.4)
Impairment losses on other inventories	(8.1)	-	(1.5)	2.9	(0.1)	0.1	0.1	(6.6)
Impairment losses on inventories and work-in-progress	(39.2)	-	(9.5)	8.0	(0.5)	0.2	(0.2)	(41.2)
Inventories and work-in-progress, net	731.8	62.3	(9.5)	8.0	53.2	(8.7)	2.3	839.4

Movements in operating receivables during 2007:

Operating receivables (€ million)	As of December 31, 2006	Changes in business	Impairment losses (1)	Reversals of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Trade receivables	8,939.3	571.5	-	-	423.2	(114.7)	(5.6)	9,813.7
Impairment losses on trade receivables	(448.7)	-	(166.4)	126.5	(33.6)	9.2	3.0	(510.0)
Trade receivables, net (2)	8,490.6	571.5	(166.4)	126.5	389.6	(105.5)	(2.6)	9,303.7
Other operating receivables	1,383.9	75.3	-	-	93.6	(15.5)	(29.2)	1,508.1
Impairment losses on other operating receivables	(121.7)	-	(14.1)	43.9	1.5	0.2	15.1	(75.1)
Other operating receivables, net (2)	1,262.2	75.3	(14.1)	43.9	95.1	(15.3)	(14.1)	1,433.0
Other receivables (3)	390.6	122.5	-	-	15.6	(9.8)	11.7	530.6
Tax receivables	825.3	346.6	-	-	14.3	(11.0)	16.9	1,192.1
Operating receivables, net	10,968.7	1,115.9	(180.5)	170.4	514.6	(141.6)	11.9	12,459.4

(1) Impairment losses are recorded in operating income

(2) Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.

(3) Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Back to Contents

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions:

•

Environmental Services: Sulo Group (Germany) for €206 million and VSA Tecnitalia, formerly TMT (Italy) for €127 million;

•

Energy Services: Thermal North America Inc. (United States) for €43 million;

•

Water: Thames Water subsidiaries (United Kingdom) for €35 million.

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the U.S. dollar against the euro.

Securitization of receivables in France

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. This agreement was renewed on May 31, 2007 for an additional 5 years. Veolia Environnement decided to renew this agreement and include 16 new transferor companies in the Water Division (France), bringing the number of transferor companies to 24 and total securitized receivables to €495.5 million.

Disposal of receivables

Disposal of receivables (“cession de créances Dailly”) were nil as of December 31, 2007 and 2006.

Receivables definitively sold to third parties in the Energy Services Division totaled €25.5 million as of December 31, 2007, compared to €108 million as of December 31, 2006.

Movements in operating payables during 2007:

Operating payables (€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Trade payables (1)	4,776.0	445.0	312.0	(56.1)	(133.1)	5,343.8
Other operating payables (2)	4,445.6	281.2	211.4	(55,4)	126.6	5,009.4
Other liabilities	988.3	133.4	18.0	(20,6)	65.2	1,184.3
Tax and employee-related liabilities	1,058.7	276.2	27.3	(19.0)	64.1	1,407.3
Operating payables	11,268.6	1,135.8	568.7	(151.1)	122.8	12,944.8
(1) Financial liabilities as defined by IAS 39, valued at amortized cost. (2) Deferred income

Trade payables are treated as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions:

•

Environmental Services: Sulo Group (Germany) for €176 million and VSA Tecnitalia, formerly TMT (Italy) for €107 million;

•

Energy Services: Thermal North America Inc. (United States) for €45 million;

•

Water: Thames Water subsidiaries (United Kingdom) for €64 million.

Back to Contents

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the U.S. dollar against the euro.

Other movements primarily concern the reclassification of other long-term debts in working capital (primarily subscriber deposits and work funds, tax liabilities and liabilities on the acquisition of financial assets) of €152.3 million.

Recap: Movements in net working capital during 2006:

(€ million)	As of December 31, 2005	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Inventories and work-in-progress, net	635.2	77.2	(2.4)	36.8	(5.3)	(9.7)	731.8
Operating receivables, net	10,083.3	508.7	(33.3)	495.5	(55.8)	(29.7)	10,968.7
Operating payables, net	10,369.8	460.0	0.0	536.5	(54.1)	(43.6)	11,268.6
Net working capital	348.7	125.9	(35.7)	(4.2)	(7.0)	4.2	431.9

NOTE 14.

Other current financial assets

Movements in the value of other current financial assets during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2007
Gross	363.3	27.6	4.6	-	-	(1.5)	(219.9)	174.1
Impairment losses	(158.0)	-	(1.0)	-	(3.3)	0.1	140.9	(21.3)
Current financial assets in loans and receivables, net	205.3	27.6	3.6	-	(3.3)	(1.4)	(79.0)	152.8
Other current financial assets	66.4	90.9	37.6	(1.3)	0.1	(6.7)	(9.8)	177.2
Total Other current financial assets, net	271.7	118.5	41.2	(1.3)	(3.2)	(8.1)	(88.8)	330.0
(1) Impairment losses are recorded in financial income and expenses.

Other short-term loans are treated as loans and receivables as defined by IAS 39 for accounting purposes.

Other financial assets are treated as available-for-sale assets for accounting purposes.

Other current financial assets as of December 31, 2007 primarily comprise the non-Group portion of loans and current accounts, the pre-financing of assets in the Transportation Division and the current part of an investment under escrow account with a view to the acquisition of Tianjin Shibei shares in China for €106.1 million.

Other movements primarily comprise the removal of loans and current accounts granted to proportionately consolidated companies (mainly in respect of the Berlin contract).

Back to Contents

Recap: Movements in the value of other current financial assets during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2006
Gross	379.5	(2.6)	5.4	-	-	(3.7)	(15.3)	363.3
Impairment losses	(158.3)	-	-	-	(1.2)	-	1.5	(158.0)
Current financial assets in loans and receivables, net	221.2	(2.6)	5.4	-	(1.2)	(3.7)	(13.8)	205.3
Current financial assets available for sale, net	60.7	(2.5)	1.4	1.5	-	(0.3)	5.6	66.4
Other current financial assets, net	281.9	(5.1)	6.8	1.5	(1.2)	(4.0)	(8.2)	271.7
(1) Impairment losses are recorded in financial income and expenses.

Net other short-term loans as of December 31, 2006 primarily comprise the non-group portion of loans and current accounts granted to proportionately consolidated companies (mainly in respect of the Berlin contract for €69.8 million and in France in the Water Division for €66.4 million) and the pre-financing of assets in the Transportation Division for €17.7 million.

NOTE 15.

Cash & Cash equivalents

Movements in cash and cash equivalents during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2007
Cash	1,263.8	97.3	114.9	-	(8.1)	(18.4)	1,449.5
Cash equivalents	1,394.2	333.8	20.4	(0.1)	(2.4)	(79.8)	1,666.1
Cash & cash equivalents	2,658.0	431.1	135.3	(0.1)	(10.5)	(98.2)	3,115.6
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of €0.3 million were transferred to Assets classified as held for sale in 2007, compared to €0.5 million in 2006.

Changes in consolidation scope mainly concern the acquisition of Sulo by the Environmental Services Division in Germany (+€26.1 million) and the acquisition of the Thames Water subsidiaries (+€21.4 million) and subsidiaries in Asia (+€45.3 million) by the Water Division.

Back to Contents

As of December 31, 2007, the Water Division held cash of €482.6 million, the Energy Services Division held cash of €294.8 million, the Environmental Services Division held cash of €247.8 million, the Transportation Division held cash of €129.7 million, Veolia Environnement SA held cash of €134.8 million and certain subsidiaries (primarily insurance) held cash of €159.8 million.

As of December 31, 2007, cash equivalents were primarily held by Veolia Environnement SA in the amount of €1,416.1 million (including cash mutual fund investments of €515.8 million, treasury notes of €601.1 million and cash notes for €278.8 million). Cash equivalents are accounted for as assets designated at fair value through profit and loss.

Recap: Movements in cash and cash equivalents during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2006
Cash	1,173.1	(81.3)	196.5	-	(23.0)	(1.5)	1,263.8
Cash equivalents	1,163.0	222.2	5.0	0.4	0.4	3.2	1,394.2
Cash & cash equivalents	2,336.1	140.9	201.5	0.4	(22 .6)	1.7	2,658.0
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of €0.5 million were transferred to Assets classified as held for sale in 2006.

Changes in consolidation scope mainly concern the acquisition of SNCM for €100.7 million in the Transportation Division, acquisitions in the Water Division for €40.8 million (in Germany and China) and acquisitions in the Environmental Services Division for €38.5 million (Belgium and the United Kingdom).

As of December 31, 2006, the Water Division held cash of €517.4 million, the Energy Services Division held cash of €219.1 million, the Environmental Services Division held cash of €214.4 million, the Transportation Division held cash of €141.8 million, Veolia Environnement SA held cash of €43.8 million and other head office entities held cash of €117.0 million.

As of December 31, 2006, cash equivalents were primarily held by Veolia Environnement SA in the amount of €1,096.8 million (including cash mutual fund investments of €823.0 million and treasury notes of €208.3 million). Cash equivalents are accounted for as assets designated at fair value through profit and loss.

Back to Contents

NOTE 16.

Equity

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2005	406,421,983	2,032.1	6,467.6	(459.3)	(4,677.5)	(72.1)	(79.6)	3,211.2	1,728.7	4,939.9
Issues of share capital of the parent company	1,450,623	7.3	31.5	-	8.6	-	-	47.4	-	47.4
Elimination of treasury shares		-	-	6.6	2.6	-	-	9.2	-	9.2
Share purchase and subscription options		-	-	-	16.2	-	-	16.2	-	16.2
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	80.0	80.0
Parent company dividend distribution		-	-	-	(265.4)	-	-	(265.4)	-	(265.4)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(108.6)	(108.6)
Foreign exchange translation		-	-	-	-	284.4	-	284.4	33.6	318.0
Fair value adjustments		-	-	-	-	-	9.7	9.7	1.6	11.3
Actuarial gains or losses on pension obligations		-	-	-	(132.5)	-	-	(132.5)	(12.2)	(144.7)
Net income for the year		-	-	-	622.2	-	-	622.2	172.9	795.1
Other changes		-	-	-	(26.3)	-	14.1	(12.2)	(8.0)	(20.2)

Back to Contents

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of December 31, 2005	407,872,606	2,039.4	6,499.1	(452.7)	(4,452.1)	212.3	(55.8)	3,790.2	1,888.0	5,678.2
Issues of share capital of the parent company	4,753,944	23.7	142.1	-	15.8	-	-	181.6	-	181.6
Elimination of treasury shares		-	-	(26.9)	25.8	-	-	(1.1)	-	(1.1)
Share purchase and subscription options		-	-	-	16.7	-	-	16.7	-	16.7
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	158.8	158.8
Parent company dividend distribution		-	-	-	(336.3)	-	-	(336.3)	-	(336.3)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(142.9)	(142.9)
Foreign exchange translation		-	-	-	-	(106.8)	0.5	(106.3)	6.2	(100.1)
Fair value adjustments		-	-	-	0.2	-	33.2	33.4	1.3	34.7
Actuarial gains or losses on pension obligations		-	-	-	26.4	-	-	26.4	(0.8)	25.6
Net income for the year		-	-	-	758.7	-	-	758.7	236.2	994.9
Other changes		-	-	-	(41.9)	39.1	0.3	(2.5)	45.8	43.3

Back to Contents

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of December 31, 2006	412,626,550	2,063.1	6,641.2	(479.6)	(3 986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4

Issues of share capital of the parent company	59,136,206	295.7	2,538.3	-	33.8	-	-	2 867.8	-	2,867.8
Elimination of treasury shares		-	-	18.9	(0.3)	-	-	18.6	-	18.6
Share purchase and subscription options		-	-	-	15.6	-	-	15.6	-	15.6
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	178.5	178.5
Parent company dividend distribution		-	-	-	(419.7)	-	-	(419.7)	-	(419.7)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(144.6)	(144.6)
Foreign exchange translation		-	-	-	-	(264.3)	-	(264.3)	15.4	(248.9)
Fair value adjustments		-	-	-	-	(8.1)	47.1	39.0	(0.8)	38.2
Actuarial gains or losses on pension obligations		-	-	-	79.5	-	-	79.5	8.5	88.0
Net income for the year		-	-	-	927.9	-	-	927.9	326.9	1,254.8
Other changes		-	-	-	(17.3)	8.7	(3.7)	(12.3)	1.3	(11.0)
As of December 31, 2007	471,762,756	2,358.8	9,179.5	(460.7)	(3 367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7

The dividend distribution per share was €1.05, €0.85 and €0.68 in 2007, 2006 and 2005 respectively.

A dividend distribution of €1.21 per share is proposed to the Annual Shareholders’ Meeting of May 7, 2008.

Back to Contents

16.1

Share capital management objectives, policies and procedures

Veolia Environnement manages its share capital within the framework of a prudent and rigorous financial policy that seeks to ensure easy access to French and international capital markets, to enable investment in projects that create value and provide shareholders with a satisfactory remuneration.

This policy has led Veolia Environnement to define the following objectives:

(i) Net financial indebtedness / (EBITDA+ repayment of operating financial assets) of between 3.5 and 4

(ii) Dividend distribution rate of greater than 50% of recurring net income.

16.2

Equity attributable to equity holders of the parent

16.2.1

Share capital

The share capital is fully paid up.

Share capital increases

In 2005, Veolia Environnement carried out a share capital increase of €34.6 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €8.6 million.

In addition, the share capital was increased by €4.2 million (including additional paid-in capital) following the exercise of share purchase and subscription options.

In 2006, the share capital was increased by €92.9 million (including additional paid-in capital) following the exercise of share purchase and subscription options and by €70.7 million (including additional paid-in capital) following a share capital increase reserved for employees (Group employee savings plan). The discount on the issue price was expensed in the amount of €15.8 million.

In addition, the share capital was increased by €2.2 million (including additional paid-in capital) following the exercise of share subscription warrants.

On July 10, 2007, Veolia Environnement performed a share capital increase for cash with retention of preferential subscription rights in the amount of €2,558.1 million (after offset of share capital increase costs of €23.3 million against additional paid-in capital).

In addition in 2007, Veolia Environnement performed a share capital increase of €156.2 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €33.8 million.

Furthermore, the share capital was increased by €119.7 million (including additional paid-in capital) following the exercise of share purchase and subscription options.

Number of shares outstanding

406,421,983 shares were outstanding as of January 1, 2005, 407,872,606 as of December 31, 2005, 412,626,550 as of December 31, 2006 and 471,762,756 as of December 31, 2007 (including treasury shares).

16.2.2

Offset of treasury shares against equity

In 2005, 193,306 shares with a net carrying amount of €9.2 million were sold as part of transactions reserved for employees. As of December 31, 2005, the Group held 15,990,242 of its own shares.

In 2006, 3,424,934 shares were sold and a call sold covering 2,700,000 treasury shares was repurchased for a net carrying amount of €105.8 million as part of transactions reserved for employees. At the same time, Veolia Environnement purchased 2,689,000 treasury shares for a total consideration of €106.9 million and sold a call covering 1,400,000 shares. As of December 31, 2006, the Group held 15,254,308 of its own shares.

In 2007, 133,654 shares with a net carrying amount of €3.2 million were sold. As of December 31, 2007, the Group held 15,120,654 of its own shares.

Back to Contents

16.2.3

Share purchase and subscription options

In accordance with IFRS 2, an expense of €16.2 million in 2005, €16.7 million in 2006 and €15.6 million in 2007 was recognized in respect of share option plans granted to employees.

16.2.4

Appropriation of net income and dividend distribution

A dividend distribution of €419.7 million was paid in 2006 out of 2006 net income attributable to equity holders of the parent of €758.7 million. The residual balance of €339.0 million was transferred to Veolia Environnement consolidated reserves.

16.2.5

Foreign exchange translation reserves

As of January 1, 2005, foreign exchange translation adjustments attributable to equity holders of the parent (-€72.1 million) included €11.2 million relating to the reversal of foreign exchange translation adjustments, net of tax, on discontinued operations of the Water Division in the United States. Other movements totaled -€83.3 million and mainly concerned the U.S. dollar (-€75.6 million).

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

Accumulated foreign exchange translation reserves as of December 31, 2006 are positive: €144.6 million (portion attributable to equity holders of the parent), including €32.6 million related to the Korean won, €60.4 million related to the pound sterling, €68.8 million related to the Czech crown and -€45.9 million related to the U.S. dollar.

In 2007, negative translation differences of €263.7 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €80.3 million, the pound sterling in the amount of €122.2 million and the Chinese yuan in the amount of €41.9 million.

Accumulated foreign exchange translation reserves as of December 31, 2007 are negative: -€119.1 million (portion attributable to equity holders of the parent), including -€126.2 million related to the U.S. dollar, -€61.8 million related to the pound sterling, +€80.7 million related to the Czech crown and -€46.0 million related to the Chinese yuan.

The marked drop in foreign exchange translation reserves reflects the ongoing appreciation of the euro against the currencies of the zones in which the Group operates (United States and China for the U.S. dollar and Chinese yuan and the United Kingdom for the pound sterling). This downturn has however been limited by the Group policy of securing borrowings in the local currency.

Back to Contents

Movements in Foreign exchange translation reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	Attributable to equity holders of the parent
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	291.6	246.4
Translation differences on net foreign investments	(35.0)	(34.1)
As of December 31, 2005	256.6	212.3
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	237.8	186.5
Translation differences on net foreign investments	(42.8)	(41.9)
As of December 31, 2006	195.0	144.6
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(263.9)	(271.3)
Translation differences on net foreign investments	6.0	7.6
Movements in 2007	(257.9)	(263.7)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(26.1)	(84.8)
Translation differences on net foreign investments	(36.8)	(34.3)
As of December 31, 2007	(62.9)	(119.1)

Breakdown by currency of Foreign exchange translation reserves attributable to equity holders of the parent:

(€ million)	As of December 31, 2005	As of December 31, 2006	Movement	As of December 31, 2007
U.S. dollar	49.1	(45.9)	(80.3)	(126.2)
Czech crown	18.3	68.8	11.9	80.7
Pound sterling	33.1	60.4	(122.2)	(61.8)
Chinese yuan	28.3	(4.1)	(41.9)	(46.0)
Hong Kong dollar	1.8	8.2	8.1	16.3
Polish zloty	4.7	5.2	6.1	11.3
Korean won	41.7	32.6	(23.8)	8.8
Canadian dollar	10.0	1.9	5.8	7.7
Swedish krona	(5.0)	1.5	(7.1)	(5.6)
Romanian leu	4.9	13.9	(9.0)	4.9
Hungarian florint	2.1	3.4	(0.7)	2.7
Norwegian crown	2.0	(0.6)	3.0	2.4
Mexican peso	2.7	1.6	0.4	2.0
Australian dollar	6.9	1.0	(1.7)	(0.7)
Egyptian pound	3.7	0.4	(1.0)	(0.6)
Other currencies	8.0	(3.7)	(11.3)	(15.0)
Total	212.3	144.6	(263.7)	(119.1)

Back to Contents

16.2.6

Fair value reserves

Fair value reserves, attributable to equity holders of the parent are negative in the amount of €79.6 million as of January 1, 2005, €55.8 million as of December 31, 2005 and €21.8 million as of December 31, 2006 and positive in the amount of €21.6 million as of December 31, 2007.

As of December 31, 2007, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings (-€14.3 million) and fair value adjustments to available-for-sale securities (€34.4 million).

(€ million)	Available- for-sale securities	Interest rate derivatives hedging cash flows	Total	Attributable to equity holders of the parent
As of December 31, 2005	3.0	(60.7)	(57.7)	(55.8)
Fair value adjustments	(2.3)	37.0	34.7	33.4
Other movements	-	0.6	0.6	0.6
As of December 31, 2006	0.7	(23.1)	(22.4)	(21.8)
Fair value adjustments	32 .5	13.9	46.4	47.1
Other movements	1.2	(5.1)	(3.9)	(3.7)
As of December 31, 2007	34.4	(14.3)	20.1	21.6
Amounts are presented net of tax.

No material amounts were released to the Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

16.3

Minority interests

A break down of the movement in minority interests is presented in the Statement of changes in shareholders' equity.

The increase in minority interests in 2007 was mainly due to the consolidation of Chinese companies in the Water Division (+€86.4 million) and the acquisition of minority interests by the ERBD in Central and Eastern Europe in the Water Division (+€90 million).

Back to Contents

NOTE 17.

Non-current provisions and other debt and current provisions

Pursuant to IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Euro
2 to 5 years	5.27%	4.37%	3.25%
6 to 10 years	5.52%	4.60%	3.88%
After ten years	6.04%	5.20%	4.32%
U.S. Dollar
2 to 5 years	4.35%	5.20%	5.16%
6 to 10 years	4.94%	5.36%	5.55%
After ten years	5.84%	5.86%	5.79%
Pound Sterling
2 to 5 years	5.51%	5.60%	4.88%
6 to 10 years	5.66%	5.56%	5.11%
After ten years	5.88%	5.60%	5.10%

Back to Contents

Movements in non-current provisions and other debt during 2007:

(€ million)	As of December 31, 2006	Addition / charge	Repayment / Utilization during the year	Reversal	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Tax litigations	65.3	34.2	(20.3)	(1.5)	-	0.7	5.8	(0.1)	(1.9)	13.5	95.7
Employee litigations	3.2	3.8	(4.4)	(0.1)	-	-	0.1	-	-	7.7	10.3
Other litigations	94.5	19.5	(17.2)	(10.9)	-	2.0	0.5	(1.2)	(9.5)	1.0	78.7
Contractual commitments	287.8	164.6	(184.5)	(3.7)	-	-	0.8	-	-	3.1	268.1
Provisions for work-in-progress & losses to completion on LT contracts	312.6	36.4	(19.9)	(2.3)	-	14.7	(11.0)	(1.2)	(51.9)	(1.0)	276.4
Closure and post-closure costs	398.3	8.5	(14.0)	(4.8)	-	40.4	84.2	(20.4)	(15.1)	62.5	539.6
Restructuring provisions	23.2	0.1	(0.2)	(0.2)	-	-	(17.0)	-	(5.7)	1.1	1.3
Self-insurance provisions	131.1	39.6	(36.8)	-	-	1.6	(0.5)	(3.6)	(5.0)	7.4	133.8
Other	131.6	37.8	(15.7)	(21.8)	-	2.1	2.6	(2.0)	(7.8)	(37.6)	89.2
Non-current provisions excl. pensions and other employee benefits	1,447.6	344.5	(313.0)	(45.3)	-	61.5	65.5	(28.5)	(96.9)	57.7	1,493.1
Provisions for pensions and other employee benefits*	749.0	66.6	(89.5)	(6.2)	(122.7)	18.2	22.1	(10.7)	-	19.1	645.8
Non-current provisions	2,196.6	411.1	(402.5)	(51.5)	(122.7)	79.7	87.6	(39.2)	(96.9)	76.8	2,138.9
Other non-current debt	207.3	-	-	-	-	-	-	-	(207.3) (1)	-	-
Non-current provisions and other debt	2,403.9	411.1	(402.5)	(51.5)	(122.7)	79.7	87.6	(39.2)	(304.2)	76.8	2,138.9
(1) Other non-current liabilities were primarily reclassified in working capital. * See Note 32.

Back to Contents

Movements in current provisions during 2007:

(€ million)	As of December 31, 2006	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Tax litigations	48.6	43.2	(15.9)	(4.4)	13.9	(0.4)	1.9	1.0	88.0
Employee litigations	23.5	15.1	(6.0)	(3.2)	0.1	(0.1)	-	(0.7)	28.7
Other litigations	103.9	54.7	(26.0)	(30.1)	4.1	(2.2)	9.5	11.6	125.5
Provisions for work-in-progress & losses to completion on LT contracts	221.6	72.2	(149.5)	(7.7)	13.8	(3.3)	51.9	(9.2)	189.8
Closure and post-closure costs	64.1	7.8	(24.7)	(0.4)	3.1	(3.0)	15.1	3.9	65.9
Restructuring provisions	46.1	13.7	(11.9)	(2.4)	(17.8)	(0.4)	5.7	(1.0)	32.0
Self-insurance provisions	83.1	53.8	(38.6)	(1.1)	-	(3.7)	5.0	1.9	100.4
Other	235.0	98.6	(71.4)	(29.3)	2.1	(1,3)	7.8	(46.1)	195.4
Current provisions	825.9	359.1	(344.0)	(78.6)	19.3	(14.4)	96.9	(38.5)	825.7

The majority of other movements comprised reclassifications between different provision lines in order to improve presentation. The negative movement of €38.5 million primarily concerns amounts reclassified in non-current provisions relating to pensions and other employee benefits.

Provisions of €1.9 million were classified as held for sale in 2007. No amounts were classified as held for sale in 2006 or 2005.

Movements in non-current and current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation arising in the normal course of Veolia Environnement’s business operations.

The Water, Environmental Services and Energy Services Divisions account for the majority of the provisions (€269.1 million, €60.6 million and €59.5 million respectively).

Contractual commitments

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions relate to the Water and Energy Services Divisions in the amount of €181.0 million and €87.0 million respectively.

Work-in-progress and losses to completion on long-term contracts

As of December 31, 2007, these commitments mainly concerned the Water Division (€79.6 million), the Environmental Services Division (€88.6 million) and the Transportation Division (€218.1 million). Changes in consolidation scope mainly concern the entry into the scope of consolidation of VSA Tecnitalia for €28.5 million and the Sulo Group for €25.9 million and the fair value remeasurement of the SNCM provision in the Transportation Division for -€79.5 million. Reversals of provisions mainly concern the SNCM contract for -€55.6 million and a railway contract in the Transportation Division in Germany for -€16.8 million.

These provisions include construction contracts and certain solutions and equipment sales (customer service) activities.

Back to Contents

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs for the disposal facilities it operates or for which it is otherwise responsible. The Group provides for these estimated future costs pro rata to waste tonnage deposited, over the authorized duration of the sites.

These provisions totaled €452.7 million in 2007 compared to €428.5 million in 2006 in the Environmental Services Division and €51.5 million in 2007 compared to €10.7 million in 2006 in the Energy Services Division. The increase in these provisions is mainly due to the unwinding of the discount, the change in the discount rate and foreign exchange translation losses in the Environmental Services Division in the amount of €21.7 million, €19.5 million and -€18.7 million respectively and the entry into the scope of consolidation of Pannon Power for €31.6 million in the Energy Services Division.

Other provisions concern waste storage facilities in the Environmental Services Division in the amount of €64.8 million in 2007 compared to €3.8 million in 2006 and plant dismantling in the Water, Energy Services and Environmental Services Divisions in the amount of €18.2 million in 2007 compared to €5.3 million in 2006. Changes in consolidation scope concern the fair value remeasurement of Cleanaway provisions in the amount of €13.3 million

Self-insurance provisions

Self-insurance provisions mainly consist of amounts recorded in the Warranties and customer care line in 2006. As of December 31, 2007, such provisions total €234.3 million and were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €115.1 million, the Energy Services Division in the amount of €45.7 million and the Transportation Division in the amount of €35.1 million.

Other

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries.

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2007 total €645.8 million, and include provisions for pensions and other post-employment benefits of €486.3 million (governed by IAS 19 and detailed in Note 34) and provisions for other long-term benefits of €159.5 million.

Back to Contents

Recap: Movements in non-current provisions and other debt during 2006:

(€ million)	As of December 31, 2005	Addition / charge	Repayment / Utilization	Reversal	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Tax litigations	50.9	23.0	(7.3)	-	-	(0.5)	-	-	(0.8)	65.3
Employee litigations	2.2	1.5	(1.0)	(0.1)	-	0.2	-	-	0.4	3.2
Other litigations	64.6	27.1	(13.7)	(3.0)	-	0.2	13.3	(0.6)	6.6	94.5
Contractual commitments	295.8	163.7	(163.6)	(1.1)	-	-	0.2	-	(7.2)	287.8
Provisions for work-in-progress & losses to completion on LT contracts	47.7	68.6	(3.0)	(1.0)	-	(0.1)	206.2	(0.9)	(15.9)	301.6
Closure and post-closure costs	306.3	12.5	(13.6)	(13.8)	-	16.0	84.2	(5.3)	11.5	397.8
Restructuring provisions	-	-	-	-	-	-	23.2	-	-	23.2
Subsidiary risks	1.2	-	-	-	-	-	-	-	(0.3)	0.9
Warranties and customer care	114.6	49.4	(20.9)	(2.4)	-	-	1.8	(1.2)	0.8	142.1
Other	99.0	25.0	(13.9)	(4.2)	-	0.6	42.0	(0.6)	(16.7)	131.2
Non-current provisions excl. pensions and other employee benefits	982.3	370.8	(237.0)	(25.6)	-	16.4	370.9	(8.6)	(21.6)	1,447.6
Non-current provisions for pensions and other employee benefits*	665.7	74.8	(83.2)	(2.7)	(37.1)	-	108.1	(0.8)	24.2	749.0
Non-current provisions	1,648.0	445.6	(320.2)	(28.3)	(37.1)	16.4	479.0	(9.4)	2.6	2,196.6
Other non-current debt	203.7	21.2	(14.2)	-	-	-	1.6	(3.4)	(1.6)	207.3
Non-current provisions and other debt	1,851.7	466.8	(334.4)	(28.3)	(37.1)	16.4	480.6	(12.8)	1.0	2,403.9
* See Note 32.

Back to Contents

Recap:

Movements in current provisions during 2006:

(€ million)	As of December 31, 2005	Charge	Utilization	Reversal	Change in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Tax litigations	46.5	23.4	(18.4)	(2.6)	0.1	(0.1)	(0.3)	48.6
Employee litigations	18.4	12.3	(6.5)	(1.8)	(0.3)	-	1.4	23.5
Other litigations	142.1	39.1	(58.1)	(14.8)	-	(0.8)	(3.6)	103.9
Provisions for work-in-progress & losses to completion on LT contracts	111.3	55.6	(92.1)	(3.4)	67.1	(1.7)	28.4	165.2
Provisions for property. plant and equipment	1.5	2.5	(1.5)	-	-	-	-	2.5
Closure and post-closure costs	53.4	7.1	(17.1)	(2.7)	2.8	(2.6)	19.0	59.9
Restructuring provisions	21.8	15.6	(18.8)	(1.9)	29.9	-	(0.5)	46.1
Subsidiary risks	18.9	3.0	(5.0)	(1.3)	(0.5)	-	0.4	15.5
Warranties and customer care	145.0	60.5	(50.8)	(6.6)	0.5	(5.7)	(3.4)	139.5
Other	195.1	117.9	(86.0)	(34.9)	8.5	(1.8)	22.4	221.2
Current provisions	754.0	337.0	(354.3)	(70.0)	108.1	(12.7)	63.8	825.9

NOTE 18.

Non current borrowings

Movements in non current borrowings during 2007:

(€ million)	As of December 31, 2006	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Bonds	8,417.5	1,712.6	(1.3)	86.4	(47.0)	(112.9)	(1,050.5)	4.8	9,009.6
Other non current borrowings	5,584.1	486.7	(1,361.6)	1,564.6	8.8	(51.5)	(1,046.9)	(245.8)	4,938.4
Long-term borrowings	14,001.6	2,199.3	(1,362.9)	1,651.0	(38.2)	(164.4)	(2,097.4)	(241.0)	13,948.0
(1) Fair value adjustments are recorded in financial income and expenses.

Non current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Changes in consolidation scope mainly concern the Environmental Services Division for €1,331.0 million (acquisition of the Sulo Group for €1,120.1 million and VSA Tecnitalia for €204.7 million), the Water Division for €165.8 million (acquisition of Thames Water for €150.5 million) and the Transportation Division for €83.2 million (fair value remeasurement of SNCM for €62 million).

Back to Contents

Other movements concern the reclassification of current accounts of proportionately consolidated companies.

No amounts were transferred to liabilities directly associated with assets classified as held for sale in 2007. A net amount of €31.0 million was transferred to liabilities directly associated with assets classified as held for sale in 2006.

Non current bond issues break down by maturity as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				< 3 years	3 to 5 years	> 5 years
Publicly offered or traded issuances(a)	6,939.0	7,588.6	8,191.1	65.5	966.5	7,159.1
Private placements (b)	344.0	309.1	288.8	-	-	288.8
Three Valleys bond issue (c)	286.0	292.1	267.6	-	-	267.6
Stirling Water Seafield Finance bond issue (d)	-	-	59.3	5.1	7.0	47.2
Other amounts < €50 million in 2007	288.9	227.7	202.8	51.7	47.0	104.1
Bonds	7,857.9	8,417.5	9,009.6	122.3	1,020.5	7,866.8

(a)

As of December 31, 2007, bonds issued under the European Medium Term Notes (EMTN) Program totaled €9,393.0 million, including €8,191.1 million maturing in more than one year. The impact of the fair value measurement of non current borrowings was -€105.2 million.

During 2007, Veolia Environnement issued notes under its EMTN program for a euro equivalent of €1,881.8 million (recognized in the balance sheet at amortized cost of €1,855.2 million), which break down as follows:

- €200 million at floating rates (3-month Euribor+0.50%), maturing August 2008. The amortized cost of the issue as of December 31, 2007 is €200.1 million. Given its maturity, this bond issue is recorded in short-term borrowings.

- €1 billion at a fixed-rate of 5.125%, maturing May 2022. The amortized cost of the issue as of December 31, 2007 is €987.8 million.

- £500 million at a fixed-rate of 6.125%, maturing October 2037. The amortized cost of the issue as of December 31, 2007 is €667.0 million.

In addition, Veolia Environnement redeemed two bond issues in 2007: a €491 million bond issue performed in November 2005 on May 30, 2007 and a €142 million bond issue performed in January 2006 on July 18, 2007.  Given their maturities, these bond issues were classified in current borrowings as of December 31, 2006.

Finally, two bond issues were transferred to current borrowings given their maturity:

- a €300 million bond issue maturing February 15, 2008,

- the residual balance on a €700 million bond issue maturing June 27, 2008.

(b)

As of December 31, 2007, €288.8 million (including €4.4 million related to remeasurements) remained outstanding on the private placement performed in the United States in 2003 (USPP). This bond issue comprises five tranches:

-

Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively

-

Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest of 6.02%

-

Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest of 6.31%

(c)

The €200 million bond issue performed by Three Valleys in the U.K. (Water Division subsidiary) in July 2004, bearing interest of 5.875%, is recognized as of December 31, 2007 at amortized cost for a euro equivalent of €267.6 million. This bond matures on July 13, 2026.

(d)

The €108.9 million redeemable bond issue performed in 1999 by Stirling Water Seafield Finance (Thames Water subsidiary) bearing interest of 5.822%, is recognized as of December 31, 2007 at amortized cost for a euro equivalent of €59.3 million (Stirling Water is proportionately consolidated in the amount of 49%). This bond matures on September 26, 2026.

Back to Contents

Breakdown of long-term bond issues by main component:

Operation (€ million)	Final maturity	Currency	Nominal in € million	Interest rate	Net carrying amount
Series 7	02/01/2012	EUR	1,000	5.88%	966
Series 8	04/29/2009	CZK	25	Pribor 3M + 0.67%	25
Series 9	04/23/2010	CZK	22	Pribor 3M + 0.67%	22
Series 10	05/28/2013	EUR	1,000	4.88%	966
Series 10 bis	05/28/2018	EUR	750	5.38%	736
Series 12	11/25/2033	EUR	700	6.13%	694
Series 13	03/04/2009	USD	18	Libor USD 3M + 0.55%	18
Series 14	06/30/2015	USD	34	4.69%	33
Series 15	06/17/2015	EUR	600	1.75% (1)	632
Series 17	02/12/2016	EUR	900	4.00%	875
Series 18	12/11/2020	EUR	600	4.38%	579
Series 21	01/16/2017	EUR	1,000	4.38%	989
Series 23	05/24/2022	EUR	1,000	5.13%	988
Series 24	10/29/2037	GBP	682	6.13%	668
Total bond issues (EMTN)	n/a	n/a	8,331	n/a	8,191
USPP EUR 2013	01/30/2013	EUR	33	5.84%	33
USPP GBP 2013	01/30/2013	GBP	9	6.22%	9
USPP USD 2013	01/30/2013	USD	100	5.78%	100
USPP USD 2015	01/30/2015	USD	85	6.02%	87
USPP USD 2018	01/30/2018	USD	58	6.31%	60
Total U.S. private placements	n/a	n/a	285	n/a	289
Three Valleys bond issue	07/13/2026	GBP	273	5.88%	268
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	63	5.82%	59
Total principal bond issues	n/a	n/a	8,952	n/a	8,807
(1) Linked to European inflation.

Back to Contents

Breakdown of other non current borrowings by main component:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				< 3 years	3 to 5 years	> 5 years
BWB and SPE debts (a)	2,126.0	2,067.1	1,234.8	264.4	261.5	708.9
Finance leases obligations (b)	802.0	866.1	754.5	289.0	187.8	277.7
Syndicated credit facility in CZK (c)	344.8	363.8	338.0	225.3	112.7	-
Minority interest put options (Note 1.14.5)	177.7	276.0	309.9	100.6	203.2	6.1
Cogevolt (d)	457.0	358.8	259.7	89.0	167.1	3.6
Aquiris (e)	-	164.2	184.2	15.5	15.6	153.1
Redal (f)	128.9	97.3	161.3	33.1	26.0	102.2
VSA Tecnitalia (g)	-	-	164.6	45.0	60.2	59.4
Delfluent (h)	74.4	102.3	118.3	24.7	8.0	85.6
Shenzhen (i)	105.3	97.5	93.2	-	-	93.2
Local authority borrowing annuities (j)	120.3	101.1	67.3	28.1	34.8	4.4
Other < €100 million	1,528.5	1,089.9	1,252.6	521.7	43.3	687.6
Other non current borrowings	5,864.9	5,584.1	4,938.4	1,636.4	1,120.2	2,181.8

(a)

The Berliner Wasser Betriebe ("BWB") long-term borrowing breaks down as follows:

-

The debt borne by the operating companies of €933.3 million as of December 31, 2007 compared to €1,148.7 million as of December 31, 2006;

-

Special purpose entity (SPE) debts of €301.5 million as of December 31, 2007 compared to €318.4 million as of December 31, 2006.

The decrease in BWB long-term borrowings on December 31, 2006 is mainly due to the reclassification of acquisition debt of €600 million, maturing January 15, 2008, in short-term borrowings.

(b)

As of December 31, 2007, finance lease obligations fall due between 2009 and 2031. Interest rates are fixed or floating (indexed to EONIA, euro T4M (average monthly yield on the money market) and euro TAM (annualized money market rate) or their equivalent for financing in other currencies).

(c)

This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It includes a CZK 8 billion tranche maturing July 29, 2010 and a CZK 4 billion tranche maturing July 27, 2012). As of December 31, 2007, this syndicated credit facility had been drawn down by CZK 9 billion (€338.0 million euro equivalent).

(d)

This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.25%.

(e)

This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project, was secured in December 2006. It comprises two credit lines bearing floating-rate interest. As of December 31, 2007, the lines had been drawn in the amount of €184.2 million.

(f)

Non-recourse debt carried by Redal, Morocco, maturing on December 31, 2018, of €161.3 million as of December 31, 2007.

(g)

Primarily comprises two floating-rate redeemable financing lines of €131.5 million secured by VSA Tecnitalia to finance waste thermal treatment plant projects.

(h)

Three floating-rate financing lines carried by Delfluent BV in respect of the Hague wastewater treatment plant construction project. One of these lines is repayable in full on maturity in 2009 (€17.5 million), while the other two lines, maturing 2030, are redeemable loans. As of December 31, 2007, the three lines had been drawn in the total amount of €118.3 million.

(i)

This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest. Co and is consolidated (50%) as of December 31, 2007 in the euro equivalent of €93.2 million. This Renminbi redeemable loan matures in June 2022 and bears interest to November 22, 2010 at a fixed-rate of 6.93% (revisable every six years).

(j)

The Group assumes certain fee obligations to local authorities under public service contracts. Consolidated local authority borrowing annuities total €67.3 million as of December 31, 2007.

Back to Contents

Non current borrowings break down by original currency (before swap transactions) as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007
Euro	11,103.5	11,542.0	10,701.8
Pound Sterling	515.8	554.0	1,290.1
U.S. Dollar	655.2	558.2	641.7
Czech Crown	446.8	447.1	418.7
Renminbi (Chinese Yuan)	139.9	183.8	218.1
Polish Zloty	62.5	64.7	88.2
Korean Won	122.4	60.8	49.3
Norwegian Crown	41.7	37.9	28.2
Australian Dollar	137.8	17.4	9.9
Other	497.2	535.7	502.0
Non current borrowings	13,722.8	14,001.6	13,948.0

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recorded in balance sheet assets.

Assets financed by finance leases as of December 31, 2007 are as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
As of December 31, 2007	423.5	191.7	284.8	900.0
As of December 31, 2006	433.0	327.1	362.7	1,122.8
As of December 31, 2005	n.a.	n.a.	n.a.	925.0

As of December 31, 2007, future minimum lease payments under these contracts break down as follows:

(€ million)	Finance leases (in the Balance Sheet)
2008	172.9
2009 & 2010	328.8
2011 & 2012	256.5
2013 and thereafter	381.7
Total future minimum lease payments	1,139.9
Less amounts representing interest	265.6
Present value of minimum lease payments (finance leases)	874.3

Back to Contents

Recap: Movements in long-term borrowings during 2006:

(€ million)	As of December 31, 2005	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2006
Bonds	7,857.9	1,287.4	(38.3)	-	(138.0)	(40.1)	(511.4)	8,417.5
Other long-term borrowings	5,864.9	865.3	(938.5)	259.6	0.4	(21.2)	(446.4)	5,584.1
Long-term borrowings	13,722.8	2,152.7	(976.8)	259.6	(137.6)	(61.3)	(957.8)	14,001.6

NOTE 19.

Current borrowings

Movements in short-term borrowings during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Short-term borrowings	2,904.1	(1,464.8)	421.4	(16.0)	(132.3)	2,097.4	(4.8)	3,805.0

Short-term borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Short-term borrowings total €3,805.0 million as of December 31, 2007, compared to €2,904.1 million as of December 31, 2006.

This increase is mainly due to:

•

the reclassification of two bond issues in short-term borrowings given their maturity:

-

a €700 million bond issue maturing June 27, 2008,

-

a €300 million bond issue maturing February 15, 2008,

•

the issue on February 26, 2007 of a €200 million bond issue, maturing August 27, 2008,

•

the redemption of two bond issues: a €491 million bond issue performed in 2005 on May 30, 2007 and a €142 million bond issue performed in January 2006 on July 18, 2007.

•

a decrease in treasury note outstandings of €624 million.

•

the transfer to short-term borrowings of minority interest put options in the amount of €141 million in the Environmental Services Division,

•

the transfer to short-term borrowings of the Berlin acquisition debt (€600 million), maturing January 15, 2008.

As of December 31, 2007, short-term borrowings mainly concern:

•

Veolia Environnement SA for €1,937.2 million (including treasury notes of €109.0 million, bond issues maturing within one year of €1,201.9 million, securitization program debts of €342.4 million and accrued interest on debt of €271.0 million);

•

the Water Division for €964.5 million (including the company carrying the Berlin contract for €600 million);

Back to Contents

•

the Environmental Services Division for €372.4 million (including minority interest put options of €141.0 million),

•

the Energy Services Division for €430.7 million (including the short-term portion of Cogevolt financing of €99.1 million);

•

the Transportation Division for €72.3 million;

Short-term borrowings in respect of Group finance leases totaled €125.6 million as of December 31, 2007, compared to €131.3 million as of December 31, 2006.

Recap: Movements in short-term borrowings during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Short-term borrowings	2,138.2	(239.2)	89.8	(7.6)	922.9	2,904.1

NOTE 20.

Bank overdrafts and other cash position items

Movements in bank overdrafts and other cash position items during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Water	135.3	65.8	12.0	(2.6)	(1.5)	209.0
Environmental Services	96.9	32.2	1.7	(2.2)	2.0	130.6
Energy Services	174.5	(90.5)	8.6	0.3	(1.2)	91.7
Transportation	26.2	(2.7)	2.2	0.1	0.2	26.0
Other	23.1	(20.4)	0.4	-	(1.0)	2.1
Bank overdrafts and other cash position items	456.0	(15.6)	24.9	(4.4)	(1.5)	459.4

Recap: Movements in bank overdrafts and other cash position items during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Water	222.9	(96.9)	8.6	(1.3)	2.0	135.3
Environmental Services	87.4	10.4	7.1	(1.9)	(6.1)	96.9
Energy Services	161.6	(21.7)	27.6	0.2	6.8	174.5
Transportation	32.4	(9.0)	4.4	(0.2)	(1.4)	26.2
Other	2.5	20.4	0.2	-	-	23.1
Bank overdrafts and other cash position items	506.8	(96.8)	47.9	(3.2)	1.3	456.0

Back to Contents

NOTE 21.

Revenue

Breakdown of revenue (see note 1.17)

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Services rendered	27,305.8	24,441.3	21,826.4
Sales of goods	1,464.8	1,609.1	1,387.9
Revenue from operating financial assets	345.1	351.0	325.8
Construction	3,512.5	2,219.0	2,030.3
Revenue	32,628.2	28,620.4	25,570.4

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

The marked increase in Construction revenue is mainly due to the growth of the Water Division and building activities in France.

NOTE 22.

Operating income

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Revenue	32,628.2	28,620.4	25,570.4
Cost of sales	(26,929.6)	(23,427.1)	(20,869.9)
o/w: Impairment losses on goodwill and negative goodwill recorded in the Income Statement	18.2	10.7	(7.2)
Restructuring costs	(28.8)	(25.1)	(16.2)
Selling costs	(551.3)	(515.2)	(478.5)
General and administrative expenses	(2,757.0)	(2,611.2)	(2,394.9)
o/w: Research and development costs	(84.6)	(66.4)	(62.9)
Other operating revenue and expenses	106.6	66.0	65.8
o/w: Capital gains and losses on disposal	106.6	50.9	57.9
Other	-	15.1	7.9
Operating income	2,496.9	2,132.9	1,892.9

Back to Contents

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2007 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Operating depreciation, amortization and provisions, net	(2,529.8)	1,067.5	(1,462.3)	(1,409.8)	(1,292.5)
Depreciation and amortization	(1,572.1)	24.0	(1,548.1)	(1,356.8)	(1,253.3)
Property, plant and equipment	(1,202.2)	24.0	(1,178.2)	(1,045.8)	(949.3)
Intangible assets	(369.9)	-	(369.9)	(311.0)	(304.0)
Impairment losses	(234.6)	186.6	(48.0)	(59.7)	(40.2)
Property, plant and equipment	(43.3)	7.6	(35.7)	(16.2)	(7.8)
Intangible assets	(1.3)	0.6	(0.7)	(7.8)	(4.7)
Inventories	(9.5)	8.0	(1.5)	(2.4)	(1.9)
Trade receivables	(166.4)	126.5	(39.9)	(38.9)	(10.4)
Other operating and non-operating receivables	(14.1)	43.9	29.8	5.6	(15.4)
Non-current and current operating provisions other than replacement provisions	(723.1)	856.9	133.8	6.7	1.0
Non-current operating provisions other than replacement provisions	(395.8)	450.3	54.5	(99.1)	(43.0)
Current operating provisions	(327.3)	406.6	79.3	105.8	44.0
Replacement costs*			(358.4)	(368.1)	(351.1)
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Income Statement			18.2	0.6	(28.0)
Operating depreciation, amortization, provisions and impairment losses			(1,802.5)	(1,777.3)	(1,671.6)

*

Replacement costs: all replacement costs for concession assets in the context of public service delegation contracts in France are considered in the cash flow statement as investments, irrespective of whether the infrastructure was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for operating depreciation, amortization, provisions and impairment losses.

Operating depreciation, amortization, charges to provisions and impairment losses in the cash flow statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of €22.6 million in 2007 (primarily Transportation Division operations in Denmark).

Back to Contents

Recap: Operating depreciation, amortization, provisions and impairment losses included in operating income in 2006 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2006	Year ended December 31, 2005
Operating depreciation, amortization and provisions, net	(2,166.2)	756.4	(1,409.8)	(1,292.5)
Depreciation and amortization	(1,357.4)	0.6	(1,356.8)	(1,253.3)
Property, plant and equipment	(1,046.4)	0.6	(1,045.8)	(949.3)
Intangible assets	(311.0)	-	(311.0)	(304.0)
Impairment losses	(208.6)	148.9	(59.7)	(40.2)
Property, plant and equipment	(26.2)	10.0	(16.2)	(7.8)
Intangible assets	(7.8)	-	(7.8)	(4.7)
Inventories	(13.4)	11.0	(2.4)	(1.9)
Trade receivables	(152.7)	113.8	(38.9)	(10.4)
Other operating and non-operating receivables	(8.5)	14.1	5.6	(15.4)
Non-current and current operating provisions other than replacement provisions	(600.2)	606.9	6.7	1.0
Non-current operating provisions other than replacement provisions	(287.1)	188.0	(99.1)	(43.0)
Current operating provisions	(313.1)	418.9	105.8	44.0
Replacement costs*			(368.1)	(351.1)
Impairment losses and impact of disposals on goodwill and negative presented in the Income Statement			0.6	(28.0)
Operating depreciation, amortization, provisions and impairment losses			(1,777.3)	(1,671.6)

Back to Contents

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4):

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Impairment losses on goodwill of the Environmental Services Division Israel CGU	-	-	(10.0)
Impairment losses on goodwill of the Energy Services Division Stérience CGU	-	-	(4.7)
Impairment losses on goodwill of the Eurolines CGU	(6.9)	-	-
Negative goodwill recorded in the Income Statement - Water Division	-	11.2	5.2
Negative goodwill recorded in the Income Statement - SNCM	10.9	-	-
Negative goodwill recorded in the Income Statement following employee share subscriptions – Lodz (Energy Services Division - Poland)	10.3	-	-
Other	3.9	(0.5)	2.3
Impairment losses on goodwill and negative goodwill presented in Cost of sales in the Income Statement	18.2	10.7	(7.2)
Impact of the partial sale of the Energy Services Division Clemessy CGU following the sale of the Nuclear business	-	-	(14.0)
Impact of the partial sale of the Energy Services Division Germany CGU following the sale of the Facility Management business	-	-	(6.8)
Corrections to purchase price allocations in the Water Division Germany CGU	-	(2.8)	-
Impairment losses on goodwill of the Transportation Division Germany CGU	-	(7.3)	-
Impairment losses and impact of disposals on goodwill presented in Other operating revenue and expenses in the Income Statement	-	(10.1)	(20.8)
Impairment losses and impact of disposals on goodwill and negative presented in the Income Statement	18.2	0.6	(28.0)

Restructuring costs

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Restructuring expenses	(29.7)	(30.6)	(36.0)
Net charge to restructuring provisions	0.9	5.5	19.8
Restructuring costs	(28.8)	(25.1)	(16.2)

As of December 31, 2007, restructuring costs mainly concern the Energy Services Division (-€10.4 million), the Transportation Division (-€11.8 million) and the Water Division (-€3.7 million).

Back to Contents

Personnel costs

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	As of December 31, 2005
Employee costs	(9,826.8)	(8,786.5)	(7,952.6)
Profit sharing and incentive schemes	(169.1)	(165.7)	(153.7)
Share-based compensation (IFRS 2)	(65.4)	(40.9)	(30.3)
Personnel costs	(10,061.3)	(8,993.1)	(8,136.6)

The IFRS 2 share-based compensation expense in respect of 2007 (€65.4 million) concerns employee shareholding transactions, including the employer contribution and the free share issue (€49.8 million) and share option programs (€15.6 million).

Research and development costs

Research and development costs totaled €84.6 million, €66.4 million and €62.9 million in 2007, 2006 and 2005 respectively.

NOTE 23.

Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Finance income	152.5	82.8	63.3
Finance costs	(969.6)	(783.8)	(774.0)
Net finance costs	(817.1)	(701.0)	(710.7)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Financial liabilities at amortized cost	(891.4)	n.a.	n.a.
Commission not included in the Effective Interest Rate	(4.2)	n.a.	n.a.
Expenses on gross indebtedness	(895.6)	(750.0)	(744.8)
Assets at fair value through profit and loss (fair value option)*	129.5	81.0	62.0
Net gains and losses on derivative instruments and hedging relationships	(51.0)	(32.0)	(27.9)
Net finance costs	(817.1)	(701.0)	(710.7)
* Cash equivalents are valued at fair value through profit and loss.

Back to Contents

Net gains and losses on derivative instruments and hedging relationships include the following amounts as of December 31, 2007 :

•

the remeasurement of debts hedged as to fair value hedge in the amount of €53.5 million,

•

the remeasurement of fair value hedge derivative instruments in the amount of -€53.4 million,

•

the expense relating to the ineffective portion of cash flow hedging relationships in the amount of -€0.8 million in net finance costs,

•

net gains and losses on “trading derivative” instruments of -€29.5 million, including €7.3 million in respect of interest rate derivatives and -€36.8 million in respect of foreign exchange derivatives hedging financing (see Note 30) recognized in net finance costs. In addition, €11.7 million is recorded in Other financial income and expenses and -€0.3 million in operating income.

The residual balance under this line item represents interest flows on hedging relations (fair value hedges and cash flow hedges).

In addition, no amounts were recorded in 2007 in respect of the ineffective portion of relationships hedging net investments in a foreign currency and the amount transferred from equity to the Income Statement in respect of cash flow hedges was not material.

Interest income on instruments at amortized cost (including interest income recorded in operating income and in other financial income and expenses) totaled €388 million in 2007. Interest expenses on instruments at amortized cost (including interest expenses recorded in operating income and in other financial income and expenses) totaled €891.4 million in 2007.

NOTE 24.

Other financial income and expenses

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Net gains on loans and receivables*	56.8	21.5	61.2
Net gains and losses on available-for-sale assets (including dividends)	10.3	9.7	6.5
Assets and liabilities at fair value through profit and loss	5.5	(21.6)	(6.1)
Unwinding of the discount on provisions	(60.8)	(15.9)	(17.3)
Foreign exchange gains and losses	(2.8)	(14.3)	14.3
Other expenses	(7.6)	(13.4)	(30.5)
Other financial income and expenses	1.4	(34.0)	28.1
* including impairment losses of €7.7 million in 2007, compared to €8.4 million in 2006

Other financial income and expenses improved from a net expense of €34.0 million in 2006 to net income of €1.4 million in 2007.

This improvement in the contribution of other financial income and expenses is mainly due to:

- the reversal of the foreign exchange position for €11,5 million,

- the remeasurement of embedded derivatives for €26.9 million (other income and expenses); the impact of the remeasurement of derivatives embedded in contracts and in particular certain industrial contracts in South Korea was €10.6 million in 2007, compared to -€16.3 million in 2006.

- an increase in net gains on loans and receivables of €34.6 million (including interest income of €26.5 million on the Berlin drainage receivable),

- offset by an increase in the negative impact of the unwinding of the discount on provisions of -€44.9 million. The increase in the unwinding of long-term provisions in 2007 concerns SNCM (provision for onerous contracts), pension commitments and provisions for closure and post-closure costs at waste storage facilities in the Environmental Services Division.

Back to Contents

NOTE 25.

Income tax expense

Analysis of the Income Tax Expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Current income tax expense	(416.3)	(330.9)	(309.4)
France	(110.0)	(75.1)	(95.1)
Other countries	(306.3)	(255.8)	(214.3)
Deferred income tax expense (credit)	(3.8)	(78.7)	(113.0)
France	(96.0)	(103.1)	(49.2)
Other countries	92.2	24.4	(63.8)
Total income tax expense	(420.1)	(409.6)	(422.4)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

Veolia Environnement reorganized its U.S. tax group in 2006 and 2007. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 12 and 37).

The increase in the tax expense in 2007 is due to:

•

an increase in the Group scope of consolidation and pre-tax income, which increased both the current and deferred tax expense;

•

a decrease in the tax rate in a significant number of countries with a total positive impact of €62.0 million in respect of deferred tax liability balances (including an impact of €54.6 million in Germany and the United Kingdom);

•

an improvement in the probability of using ordinary tax losses of the U.S. tax group, generating an additional deferred tax credit of €85 million.

Back to Contents

Effective tax rate

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Net income from ordinary activities before tax	1,681.2	1,397.9	1,210.3
Income tax expense	(420.1)	(409.6)	(422.4)
Legal tax rate	34.43%	34.43%	34.93%
Impairment losses on goodwill not deductible for tax purposes	0.11%	0.17%	0.81%
Differences in tax rate	(7.47%)	(5.78%)	(1.70%)
Effect of tax projections	(4.47%)	(6.09%)	(6.62%)
Dividends	2.12%	1.47%	2.48%
Taxation without basis	1.65%	0.71%	1.18%
Share-based compensation	- (b)	0.80%	0.71%
Other	(1.38%)	3.59%	3.11%
Effective tax rate (a)	24.99%	29.30%	34.90%

(a)

 The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before the share of net income of associates.

(b)

Information not material given the new tax provisions.

NOTE 26.

Share of net income of associates

The share of net income of associates increased from €6.0 million in 2006 to €16.9 million in 2007.

This increase is mainly due to an improvement in the results of Taiwan associates in the Environmental Services Division and the entry into the scope of consolidation of the equity associates of the SULO sub-group (Environmental Services Division - Germany).

NOTE 27.

Net income from discontinued operations

During the first half of 2006, Veolia Environnement decided to withdraw from its partnership with the Royal Bank of Scotland in the Water sector in the United Kingdom and to sell its investment in Southern Water. Given the impact on the Water business in the United Kingdom and the unwinding of commitments at Veolia Environnement level, this transaction was recorded in the accounts in net income from discontinued operations in accordance with IFRS 5.

In addition, Group management decided to sell Transportation Division activities in Denmark, which were transferred in the accounts to discontinued operations.

The net loss from discontinued operations in 2007 mainly concerns Transportation Division activities in Denmark. These activities were effectively sold on August 31, 2007.  The amount recognized for the year includes the net loss for the period plus an additional impairment of goodwill.

Back to Contents

Movements in net income (expense) from discontinued operations:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Income (expense) from discontinued operations	(23.9)	(53.8)	0.7
Capital gains and losses on disposal	0.7	3.8	-
Income tax expense	-	50.6	-
Net income(expense) from discontinued operations	(23.2)	0.6	0.7

Breakdown of Net income (expense) from discontinued operations in 2007:

(€ million)	Southern Water (1)	Danish transportation activities (2)	Total
Income (expense) from discontinued operations	(1.9)	(22.0)	(23.9)
Capital gains and losses on disposal	-	0.7	0.7
Income tax expense	-	-	-
Net income (expense) from discontinued operations	(1.9)	(21.3)	(23.2)
(1) activity sold in 2006. (2) decision made in 2006, sold in 2007.

The main Income Statement items for discontinued operations for the year ended December 31, 2007 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	65.5	65.5
Operating income	(1.9)	(20.5)	(22.4)
Financial items	-	(1.5)	(1.5)
Income tax expense	-	-	-
Share of net income of associates	-	-	-
Minority interests	-	-	-
Income (expense) from discontinued operations	(1.9)	(22,0)	(23.9)

Breakdown of Net income from discontinued operations in 2006.

(€ million)	Southern Water	Danish transportation activities	Total
Income (expense) from discontinued operations	(1.9)	(51.9)	(53.8)
Capital gains and losses on disposal	3.8	-	3.8
Income tax expense	50.6	-	50.6
Net income (expense) from discontinued operations	52.5	(51.9)	0.6

Back to Contents

The main Income Statement items for discontinued operations for the year ended December 31, 2006 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	108.2	108.2
Operating income	(4.4)	(51.2)	(55.6)
Financial items	-	(2.6)	(2.6)
Income tax expense	-	1.9	1.9
Share of net income of associates	2.5	-	2.5
Minority interests	-	-	-
Income (expense) from discontinued operations	(1.9)	(51.9)	(53.8)

Breakdown of net income from discontinued operations in 2005.

(€ million)	Southern Water	Danish transportation activities	Total
Income(expense) from discontinued operations	8.4	(7.7)	0.7
Capital gains and losses on disposal	-	-	-
Income tax expense	-	-	-
Net income (expense) from discontinued operations	8.4	(7.7)	0.7

The main Income Statement items for discontinued operations for the year ended December 31, 2005 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	122.7	122.7
Operating income	-	(6.0)	(6.0)
Financial items	-	(1.7)	(1.7)
Income tax expense	-	-	-
Share of net income of associates	8.4	-	8.4
Minority interests	-	-	-
Income(expense) from discontinued operations	8.4	(7.7)	0.7

Back to Contents

NOTE 28.

Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2007 is €326.9 million, compared to €236.2 million for the year ended December 31, 2006. This item concerns minority interests in subsidiaries.

Net income for the year attributable to minority interests breaks down by division as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water (a)	178.9	115.7	83.1
Environmental Services	21.8	18.6	25.7
Energy Services (b)	96.4	87.1	54.7
Transportation	28.9	14.7	9.7
Other	0.9	0.1	(0.3)
Minority interests	326.9	236.2	172.9

(a)

Including minority interests in Germany (Berlin water services company and Stadtwerke of Braunschweig): €69 million in 2006 and €120.5 million in 2007.

(b)

Including EDF's interest in Dalkia Holding of €58.1 million in 2006 and €68.2 million for 2007 and the Lodz contract for €13.1 million in 2006 and €21.4 million in 2007.

NOTE 29.

Earnings per share

Basic earnings per share is calculated by dividing net income attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the fiscal year.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders of the parent  company by the weighted average number of ordinary shares outstanding during the fiscal year plus the weighted average number of ordinary shares that would be issued following the conversion into ordinary shares of all potentially dilutive ordinary shares.

Back to Contents

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all activities.

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Weighted average number of ordinary shares (in millions)
Weighted average number of ordinary shares for the calculation of basic earnings per share	430.0	398.8	395.6
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options	5.0	3.6	2.0
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in millions)	435.0	402.4	397.6
Net income attributable to equity holders of the parent per share (€ million)
Net income for the year attributable to equity holders of the parent	927.9	758.7	622.2
Net income attributable to equity holders of the parent per share:
Basic	2.16	1.90	1.57
Diluted	2.13	1.89	1.56
Net income (expense) from discontinued operations per share (€ million)
Net income (expense) from discontinued operations	(23.2)	0.6	0.7
Net income (expense) from discontinued operations per share:
Basic	(0.05)	-	-
Diluted	(0.05)	-	-
Net income from continuing operations attributable to equity holders of the parent per share (€ million)
Net income form continuing operations attributable to equity holders of the parent	951.1	758.1	621.5
Net income from continuing operations attributable to equity holders of the parent per share:
Basic	2.21	1.90	1.57
Diluted	2.19	1.88	1.56

Following the share capital increase in July 2007, the calculation of basic and diluted earnings per share was adjusted retrospectively for all periods presented.

The only potentially dilutive instruments recognized by Veolia Environnement in the three periods are share subscription and purchase options.

The theoretical number of additional shares is based on share purchase and subscription options.  The number of additional shares is calculated taking into account the difference between the 2000 plan exercise price of €31.41, the 2001 plan exercise price of €40.59, the 2002 plan exercise plan of €36.65, the 2003 plan exercise price of €22.14, the 2004 plan exercise price of €24.32 and the 2006 plan exercise price of €44.03 and the average price of the Veolia Environnement share in 2007 of €57.40.

Back to Contents

NOTE 30.

Financial risk management

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

-

market risks: interest rate risk, foreign exchange risk, counterparty risk, commodity risk and equity risk.

-

liquidity risk

-

credit risk

In order to reduce its exposure to these risks and to ensure better control, Veolia Environnement centralizes the management of these financial risks. Activities are based on the management rules detailed in the internal manual "Rules governing financing/treasury management and related risks" widely distributed to Group entities. These rules are based on the principles of security, transparency and effectiveness.

Executive management determines the Group management policy. The Group is organized around a central treasury department that:

-

centralizes Group cash, subject to local regulatory restrictions

-

manages financial risks

-

is the Division counterparty when negotiating derivative instruments

-

monitors Group counterparty risk

The fair value of derivatives instruments recognized in the balance sheet breaks down as follows:

(€ million)	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	71.1	113.0	80.9	77.4	195.7	97.8
Fair value hedges	21.2	48.9	45.2	16.3	164.7	2.5
Cash flow hedges	11.8	41.0	6.8	48.4	-	88.6
Derivatives not qualifying for hedge accounting	38.1	23.1	28.9	12.7	31.0	6.7
Foreign exchange derivatives	105.2	49.2	56.5	42.7	18.0	31.5
Net investment hedge	78.3	13.6	42.0	4.3	13.9	0.3
Derivatives not qualifying for hedge accounting	26.9	35.6	14.5	38.4	4.1	31.2
Other derivative instruments including commodity derivatives	61.8	35.6	64.2	25.8	35.3	25.2
Total derivative instruments	238.1	197.8	201.6	145.9	249.0	154.5

30.1

Market risk management

Veolia Environnement uses various derivative instruments qualifying or not for hedge accounting to reduce and manage its exposure to fluctuations in interest rates, exchange rates and commodity prices. All these derivatives are recognized in the balance sheet at fair value.

Back to Contents

The fair value of derivatives instruments recognized in the balance sheet is determined and breaks down as follows:

(€ million)	As of December 31, 2007		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	71.1	113.0	100.0%	100.0%	-%	-%
Foreign exchange derivatives	105.2	49.2	100.0%	100.0%	-%	-%
Other derivative instruments including commodity derivatives	61.8	35.6	27.5%	56.7%	72.5%	43.3%
Total derivative instruments	238.1	197.8	81.2%	92.2%	18.8%	7.8%

Derivative instruments valued using internal models integrating certain non-observable data are electricity derivative instruments for which there are no quoted prices in an active market (notably for electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, parameters are estimated by Veolia Environnement experts.

(€ million)	As of December 31, 2006		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	80.9	77.4	100.0%	100.0%	-%	-%
Foreign exchange derivatives	56.5	42.7	100.0%	100.0%	-%	-%
Other derivative instruments including commodity derivatives	64.2	25.8	13.1%	7.8%	86.9%	92.2%
Total derivative instruments	201.6	145.9	72.3%	83.7%	27.7%	16.3%

(€ million)	As of December 31, 2005		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	195.7	97.8	100.0%	100.0%	-%	-%
Foreign exchange derivatives	18.0	31.5	100.0%	100.0%	-%	-%
Other derivative instruments including commodity derivatives	35.3	25.2	72.2%	4.8%	27.8%	95.2%
Total derivative instruments	249.0	154.5	96.1%	84.5%	3.9%	15.5%

Back to Contents

30.1.1

Management of interest rate risk

The Group’s exposure to interest rate risk is mainly attributable to its net financial debt. The Group manages a fixed/floating rate position in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose, it uses interest rate swap and swaption instruments.

The fair value of interest rate derivatives recognized in the balance sheet breaks down as follows:

(€ million)	Note	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives		71.1	113.0	80.9	77.4	195.7	97.8
Fair value hedges	30.1.1.1	21.2	48.9	45.2	16.3	164.7	2.5
Cash flow hedges	30.1.1.2	11.8	41.0	6.8	48.4	-	88.6
Derivatives not qualifying for hedge accounting	30.1.1.3	38.1	23.1	28.9	12.7	31.0	6.7

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, fixed-rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt impacts future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). Medium and long-term debt comprises both fixed and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, renminbi and zloty.

Exposure to interest rate risk: fixed/floating rate breakdown of gross debt:

(€ million)	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
	Out- standing	% total debt	Out- standing	% total debt	Out- standing	% total debt
Fixed rate	12,129.7	66.5%	11,290.6	65.1%	10,586.5	65.3%
Floating rate	6,111.0	33.5%	6,042.3	34.9%	5,619.0	34.7%
Total before hedging	18,240.7	100.0%	17,332.9	100,0%	16,205.5	100.0%
Fixed rate	9,786.9	53.6%	9,119.8	52.6%	8,494.8	52.4%
Capped floating rate (active caps)	1,401.7	7.7%	1,862.6	10.8%	1,751.0	10.8%
Floating rate	7,052.1	38.7%	6,350.5	36.6%	5,959.7	36.8%
Total after hedging	18,240.7	100.0%	17,332.9	100.0%	16,205.5	100.0%
Fair value adjustments to hedging derivatives	(27.7)		28.8		162.3
Total Long- and short-term borrowings	18,213.0		17,361.7		16,367.8

Total gross debt as of December 31, 2007 after hedging was 61.3% fixed-rate (including 7.7% at capped floating rates) and 38.7% floating-rate. As of December 31, 2007, all U.S. dollar and euro caps in the notional amount of €1,402 million were active.

The Group has cash and cash equivalents of €3,115.6 million as of December 31, 2007, the majority of which bears interest at floating rates.

Net debt after hedging is 74.0% fixed-rate (including 9.3% at capped floating rates) and 26.0% floating-rate.

Back to Contents

Sensitivity of the Income Statement and equity:

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	3,115.6	-	-	3,115.6
Total floating-rate liabilities	(4,264.3)	(1,180.2)	(666.5)	(6,111.0)
Net floating-rate position before active management	(1,148.7)	(1,180.2)	(666.5)	(2,995.4)
Derivative financial instruments*	-	1,237.3	(2,178.4)	(941.1)
Net floating-rate position after active management and hedging	(1,148.7)	57.1	(2,844.9)	(3,936.5)
* Hedging financial instruments excluding caps that are out of the money of €82.6 million (primarily CZK-denominated caps).

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2007. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt, the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. The impact on equity corresponds to fair value movements in the cash flow hedge derivatives market as a result of an instantaneous change in interest rates.

Assuming a constant net debt structure and management policy, an increase in interest rates of 0.5% at the balance sheet date would generate an increase in equity of €38.9 million (before tax) and a decrease in net income (before tax) of €15.0 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity.

All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the variation in interest rates, all other things being equal.

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

The hedging relationship is clearly defined and documented at the inception.

The effectiveness of the hedging relationship is demonstrated at the inception and throughout its term.

30.1.1.1

Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Note 18).

Back to Contents

Fair value hedging swaps represent notional outstandings of €3,808.8 million as of December 31, 2007, with a net fair value of €27.7 million in the balance sheet as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5years	Total assets	Total liabilities
As of December 31, 2007	3,808.8	499.7	600.0	2,709.1	21.2	48.9
As of December 31, 2006	3,308.3	49.5	499.7	2,759.1	45.2	16.3
As of December 31, 2005	2,587.5	35.2	707.3	1,845.0	164.7	2.5

The increase in the fair value hedging portfolio is mainly due to:

-

the hedging of the EMTN Series 17 issue, maturing February 2016, in the amount of €100 million;

-

the hedging of the EMTN Series 18 issue, maturing December 2020, in the amount of €200 million;

-

the hedging of the EMTN Series 21 issue, maturing January 2017, in the amount of €400 million;

-

the cancellation of 3 swaps totaling €130 million, hedging the USPP program.

30.1.1.2

Cash flow hedges

Cash flow hedges comprise floating–rate receiver/fixed-rate payer swaps and purchases of caps, which fix the interest payable on floating-rate debt, mainly secured to finance BOT (Build Operate Transfer) contracts.

Floating-rate receiver / fixed-rate payer swaps / purchases of caps	Notional contract amount by maturity				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2007	1,715.3	305.9	811.1	598.3	11.8	41.0
As of December 31, 2006	1,476.5	94.6	1,072.2	309.7	6.8	48.4
As of December 31, 2005	792.0	251.2	241.9	298.9	-	88.6

-€14.3 million, net of tax, was recorded directly in equity (fair value reserves) in respect of cash flow hedge interest-rate derivatives as of December 31, 2007.

Contractual flows associated with interest rate swaps are paid at the same time as contractual flows in respect of floating-rate borrowings and the amount recorded in equity is released to net income in the period in which interest flows on the debt impact the Income Statement.

The increase in the cash-flow hedging portfolio is mainly due to:

-

the maturity of several lines totaling just under €100 million;

-

the set-up of new hedging transactions for €100 million

-

the increase in the nominal amount of hedges covering project debt by €50 million;

-

transactions of companies purchased in 2007 for €180 million.

Back to Contents

30.1.1.3

Interest-rate derivatives not qualifying for hedge accounting

A certain number of derivative instruments do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

(€ million)	Notional amounts as of December 31, 2007				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	325.0	5.0	20.6	299.4	-	17.9
Floating-rate receiver / fixed-rate payer swaps	513.8	318.9	150.0	44.9	3.4	0.2
Floating-rate receiver / floating-rate payer swaps	150.0	-	-	150.0	0.7	-
Total firm financial instruments	988.8	323.9	170.6	494.3	4.1	18.1
Purchases of vanilla and structured caps	1,253.2	144.0	909.2	200.0	34.0	-
Sales of caps	75.1	75.1	-	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	5.0
Total optional financial instruments	1,528.3	219.1	909.2	400.0	34.0	5.0
Total interest-rate derivatives not qualifying for hedge accounting	2,517.1	543.0	1,079.8	894.3	38.1	23.1

The decrease in the portfolio of interest rate derivatives not qualifying for hedge accounting is mainly due to:

-

the arrival at maturity of financial instruments with a nominal value of €2,300 million (including caps of  €1,400 million);

-

the early unwinding of €300 million of options;

-

the set-up of approximately €450 million of new instruments (including short-term interest rate swaps hedging the treasury note program).

(€ million)	Notional amounts as of December 31, 2006				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	336.8	-	8.1	328.7	-	1.0
Floating-rate receiver / fixed-rate payer swaps	281.3	239.3	-	42.0	0.6	0.8
Floating-rate receiver / floating-rate payer swaps	803.2	652.0	1.2	150.0	0.8	8.8
Total firm financial instruments	1,421.3	891.3	9.3	520.7	1.4	10.6
Purchases of caps	2,263.7	700.0	753.6	810.1	27.5	-
Sales of caps (*)	772.8	700.0	72.8	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	2.1
Total optional financial instruments	3,236.5	1,400.0	826.4	1,010.1	27.5	2.1
Total interest-rate derivatives not qualifying for hedge accounting	4,657.8	2,291.3	835.7	1,530.8	28.9	12.7
(*) Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and which do not therefore impact net income.

Back to Contents

(€ million)	Notional amounts as of December 31, 2005				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	752.8	-	2.1	750.7	6.4	0.5
Floating-rate receiver / fixed-rate payer swaps	298.2	-	259.7	38.5	-	4.5
Floating-rate receiver / floating-rate payer swaps	866.0	211.9	654.1	-	0.4	-
Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0
Purchases of caps	2,533.3	-	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	-	769.0	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	3,302.3	-	2,090.1	1,212.2	24.2	1.7
Total derivatives not qualifying for hedge accounting	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7
(*) Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and which do not therefore impact net income.

30.1.2

 Management of foreign exchange risk

The Group's international activities generate significant foreign currency flows.

The Group's central treasury department manages foreign exchange risk centrally within limits set by the Chief Executive Officer. The Group uses derivative instruments to hedge its exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards).

The fair value of foreign exchange derivatives recognized in the balance sheet breaks down as follows:

(€ million)	Note	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign exchange derivatives		105.2	49.2	56.5	42.7	18.0	31.5
Net investment hedge	30.1.2.1	78.3	13.6	42.0	4.3	13.9	0.3
Derivatives not qualifying for hedge accounting	30.1.2.2	26.9	11.8	14.5	4.1	4.1	13.2
Embedded derivatives	30.1.2.3	-	23.8	-	34.3	-	18.0

Management of foreign exchange transaction risk:

The Group has no significant exposure to foreign exchange transaction risk. Income and expenses are mainly denominated in the currency of the country where the Group operates.

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

The asset exposure hedging strategy primarily involves ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses and hedging certain net foreign investments (IAS 21 / IAS 39).

Back to Contents

30.1.2.1

Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2007 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	HKD	50.0	50.0	-	-	3.7	-
	JPY	35.5	35.5	-	-	0.2	-
	MXN	1.2	1.2	-	-	0.1	-
	PLN	82.7	82.7	-	-	-	0.3
	GBP	272.7	272.7	-	-	-	0.8
	AUD	7.2	7.2	-	-	0.1	-
	USD	451.2	451.2	-	-	1.7	-
	SKK	76.5	76.5	-	-	0.3	-
Embedded derivatives (forward sale)	KRW	66.5	15.9	48.1	2.5	7.8	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	116.2	-	57.8	58.4	0.2	12.5
Cross currency swaps: floating rate payer / floating rate receiver	USD	234.9	234.9	-	-	64.2	-
Total currency derivatives		1,394.6	1,227.8	105.9	60.9	78.3	13.6
USPP borrowings	USD	247.1	-	18.3	228.8	N/A	N/A
GBP borrowings	GBP	681.8	-	-	681.8	N/A	N/A
Syndicated loan	CZK	189.2	-	189.2	-	N/A	N/A
Total financing		1,118.1	-	207.5	910.6	-	-

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2006 are mainly due to:

-

the set-up of a EUR/CYN cross-currency swap for -€12.3 million;

-

the change in the fair value of the KRW embedded derivative for €5 million;

-

the change in the fair value of USD cross currency swaps for €28 million;

In addition, the change in the portfolio (loans and payer swaps) is mainly linked to the financing of new Group assets in the United Kingdom and the United States.

Back to Contents

(€ million)	Notional amount as of December 31, 2006 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	HKD	55.9	55.9	-	-	2.1	-
	JPY	14.5	14.5	-	-	0.1	-
	MXN	1.4	1.4	-	-	-	-
	PLN	78.3	78.3	-	-	0.8	-
	SKK	112.7	112.7	-	-	0.1	4.3
Embedded derivatives (forward sale)	KRW	82.5	15.9	52.8	13.8	2.7	-
Cross currency swaps: floating rate payer/floating rate receiver	USD	299.1	-	299.1	-	36.2	-
Total currency derivatives		644.4	278.7	351.9	13.8	42.0	4.3
USPP borrowings	USD	285.1	-	-	285.1	N/A	N/A
Syndicated loan	CZK	203.9	-	203.9	-	N/A	N/A
Total financing		489.0	-	203.9	285.1	N/A	N/A

(€ million)	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	NOK	86.1	86.1	-	-	1.9	-
	HKD	13.3	13.3	-	-	-	0.3
	PLN	76.8	76.8	-	-	0.3	-
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	-
Cross currency swaps: floating rate payer / floating rate receiver	HKD	44.8	44.8	-	-	1.0	-
	USD	299.0	-	299.0	-	5.5	-
Total currency derivatives		620.3	238.8	356.3	25.2	13.9	0.3
USPP borrowings	USD	302.6	-	-	302.6	N/A	N/A
Syndicated loan	CZK	211.6	-	211.6	-	N/A	N/A
Total financing		514.2	-	211.6	302.6	N/A	N/A

Back to Contents

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

•

the inter-company loan forming part of the net investment in a foreign operation is not hedged;

•

the hedge is ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

•

only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2007 of €36.8 million mainly comprise:

-

a foreign exchange loss of €11 million on an unhedged U.S. dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;

-

the impact of exchange rate fluctuations on hedges of Water Division investments in China, the Czech Republic and the United States of -€20.2 million;

-

the impact of exchange rate fluctuations on hedges of Energy Services Division investments in Poland of -€4.9 million.

30.1.2.2

Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

The Group determines its foreign exchange position and enters into hedging transactions once it has quantified its foreign exchange exposure and notably the overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position do not qualify for hedge accounting under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to foreign exchange risk.

Fair value	As of December 31, 2007
(€ million)	Total	USD	GBP	Other
Forward purchases	(4.2)	(4.5)	(0.1)	0.4
Currency receiver swaps	(1.8)	-	-	(1.8)
Total currency swaps and forward purchases	(6.0)	(4.5)	(0.1)	(1.4)
Forward sales	9.2	10.2	-	(1.0)
Currency payer swaps	11.5	5.1	3.2	3.2
Total currency swaps and forward sales	20.7	15.3	3.2	2.2
Call options	(0.4)	(0.4)	-	-
Put options	0.8	0.8	-	-
Total currency options	0.4	0.4	-	-
Derivatives not qualifying for hedge accounting (*)	15.1	11.2	3.1	0.8
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives.

Back to Contents

Fair value	As of December 31, 2006
(€ million)	Total	USD	GBP	Other
Forward purchases	(1.5)	(1.6)	-	0.1
Currency receiver swaps	0.7		-	0.7
Total currency swaps and forward purchases	(0.8)	(1.6)	-	0.8
Forward sales	0.6	0.3	-	0.3
Currency payer swaps	10.6	8.5	0.7	1.4
Total currency swaps and forward sales	11.2	8.8	0.7	1.7
Put options	-	-	-	-
Total currency options	-	-	-	-
Derivatives not qualifying for hedge accounting (*)	10.4	7.2	0.7	2.5
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives.

Fair value	As of December 31, 2005
(€ million)	Total	USD	GBP	Other
Forward purchases	(1.8)	(1.6)	-	(0.2)
Currency receiver swaps	(0.3)	0.4	-	(0.7)
Total currency swaps and forward purchases	(2.1)	(1.2)	-	(0.9)
Forward sales	(1.6)	(1.4)	-	(0.2)
Currency payer swaps	(5.4)	(5.3)	1.5	(1.6)
Total currency swaps and forward sales	(7.0)	(6.7)	1.5	(1.8)
Put options	-	-	-	-
Total currency options	-	-	-	-
Derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	(2.7)
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives.

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency-denominated net debt (comprising foreign currency borrowings and foreign currency-denominated inter-company loans and borrowings).

30.1.2.3

Embedded derivatives

The embedded derivatives concern Water treatment contracts with Korean industrial customers. The contracts feature clauses indexing to the euro or U.S. dollar, while the operating expenses are in Korean won.

Back to Contents

30.1.2.4

Overall exposure to foreign exchange risk and sensitivity of the income statement and equity

The foreign exchange risk as defined in accordance with IFRS7 is mainly arising from receivables and payables not denominated in the functional currency of an entity.

As a consequence, the foreign exchange exposure within the Group are coming from :

(a)

the loan/debt denominated in foreign currency and the related derivatives instruments (currency swap for instance),

(b)

the transactions on the operating activity and the related derivatives instruments used. These transactions are limited within the Group since the activities of the Group are performed by subsidiaries operating in their own country and their own currency. Operating exposure to foreign exchange risk is therefore naturally limited.

The following tables summarizes Group exposure to exchange rate movements by main currency:

(€ million)	As of December 31, 2007
	EUR	USD	GBP	CNY	CZK	KRW	Other
Balance sheet position before management	(65.9)	531.2	241.5	(1.6)	(183.6)	-	946.0
Off-balance sheet position (1)	-	(588.0)	(178.9)	0,0	150.0	(131.4)	(901.7)
Position after management	(65.9)	(56.8)	62.6	(1.6)	(33.6)	(131.4)	44.3
(1) The off-balance sheet position corresponds to the notional amount of derivative instruments set-up to hedge balance sheet exposure and embedded derivatives sensitive to foreign exchange risk.

Exposure to the euro position after management mainly corresponds to euro-denominated debt carried by a Romanian subsidiary, exposure to the USD to USD financing in countries such as China and the Middle East, exposure to the GBP to dividend payments (position hedged at the beginning of January 2008) and exposure to the KRW to the aforementioned Korean embedded derivative.

Taken into account the policy of the Group, the sensitivity of the net income to a change in the currency rate as of December 31, 2007 remains quite limited. An instantaneous 10% increase in the three main currencies against the euro representing the principal exposures of the Group would have an impact of -€14.9 million on net income.

(€ million)	As of December 31, 2007
	USD		GBP		KRW
	Net income (1)	Equity	Net income (1)	Equity	Net income (1)	Equity
Impact	(7.3)	na	+6.3	na	(13.9)	na
(1) before tax.

Back to Contents

30.1.3

Management of commodity risk

30.1.3.1

Fuel and electricity risks

Fuel prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement's activities have not been materially affected and should not be materially affected in the future by cost increases or the availability of fuel or other commodities, as the contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of electricity or heavy fuel and diesel swaps to fix the cost of refined petroleum supplies. The accounting treatment is disclosed in Notes 1.14 and 1.24.

As of December 31, 2007, the fair value of related derivative instruments totaled €60.6 million in assets and €35.6 million in liabilities and did not qualify for hedge accounting. Transactions mainly concern options to purchase electricity held by the company carrying the Braunschweig contract and covering the period 2007 to 2025 of €44.8 million, based on period-end valuation assumptions and commitments to sell electricity covering the period 2007 to 2011 of €15.4 million, based on the same valuation assumptions.

Contract notional amounts are as follows:

(€ million)		Notional contract amount as of December 31, 2007 by date and maturity
		Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options:	in Gwh	15,280	935.2	3,445	10,900
	in € million	749.6	50.3	169.3	530.0
Electricity sales commitments:	in Gwh	3,202	1,032	2,170	-
	in € million	177.1	55.7	121.4	-

(€ million)		Notional contract amount as of December 31, 2006 by date and maturity
		Total	Less than one year	1 to 5 years	More than 5 years
Electricity purchase options:	in Gwh	16,511	886	3,501	12,124
	in € million	717.0	37.5	150.3	529.2
Electricity sales commitments:	in Gwh	3,811	876	2,935	-
	in € million	184.4	39.3	145.1	-

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of +€5 million and -€5 million, respectively.

30.1.3.2

Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2007. These transactions are recorded in balance sheet assets for a net carrying amount of €8.1 million. (see Note 42)

Back to Contents

30.1.4

Management of equity risk

As of December 31, 2007, Veolia Environnement held 15,120,654 of its own shares with a market value of €944.3 million and a net carrying amount of €455.4 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

30.1.5

Management of counterparty risk

The Group minimizes counterparty risk through internal control procedures limiting the choice of counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor's or Fitch's rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies.

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes the cash positions of Group entities. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group Treasury and Financing Department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the back-office. The Group is not exposed to any risk as a result of material concentration.

30.2

Management of liquidity risk

The operational management of liquidity and short-term financing is managed by the Treasury and Financing Department.

Similarly, new financing is secured and managed centrally in order to optimize liquidity.

The Group secures financing on the bank lending market, the treasury note market, international bond markets and international private placement markets.

The Treasury and Financing Department ensures the liquidity of the Group at all times, while taking into account the general conditions of the market. A liquidity report is prepared monthly and reviewed by Executive Management.

Back to Contents

The following table presents undiscounted contractual flows of financial liabilities, comprising principal payments and interest flows. Market data used are valid as of December 31, 2007:

(€ million)	As of December 31, 2007		Maturing in
	Net carrying amount	Total contractual flows (1)	Less than 1 year	2 years	3 to 5 years	More than 5 years
Long-term borrowings	13,948.0	13,842.0	-	637.6	3,124.3	10,080.1
o/w bond issues – publicly offered		8,331.4	-	43.1	1,022.5	7,265.8
o/w bond issues – private placements		285.1	-	-	-	285.1
Short-term borrowings	3,805.0	3,805.0	3,805.0
Trade payables	5,343.8	5,343.8	5,343.8
Other current operating payables	5,009.4	5,009.4	5,009.4
Bank overdrafts and other cash position items	459.4	459.4	459.4
Interest on long- and short-term borrowings (2)			715.5	663.7	1,750.4	3,983.0
Derivative instruments - Liabilities
o/w interest rate derivatives	113.0	343.9	46.7	45.4	112.5	139.3
Fair value hedge	48.9	135.0	21.9	21.9	58.8	32.4
Cash flow hedge	41.0	80.6	5.5	5.1	14.2	55.8
Derivatives not qualifying for hedge accounting	23.1	128.3	19.3	18.4	39.5	51.1
o/w foreign exchange derivatives not qualifying for hedge accounting	35.6	11.2	8.8	1.0	1.4	-
Inflows		(1,160.6)	(1,128.4)	(26.8)	(5.4)
Outflows		1,171.8	1,137.2	27.8	6.8
o/w foreign exchange derivatives hedging a net investment	13.6	1.0	1.0	-	-	-
Inflows		(354.4)	(354.4)	-	-	-
Outflows		355.4	355.4	-	-	-
o/w commodity derivatives	35.6	-	-	-	-	-
Inflows		-
Outflows		-
Sub-total debts and liabilities			15,389.6	1,347.7	4,988.6	14,202.4

Back to Contents

(€ million)	As of December 31, 2007		Maturing in
	Net carrying amount	Total contractual flows (1)	Less than 1 year	2 years	3 to 5 years	More than 5 years
Derivative instruments - Assets
o/w interest rate derivatives	(71.1)	(89.8)	(15.6)	(11.2)	(24.7)	(38.3)
Fair value hedge	(21.2)	(43.8)	(5.0)	(4.3)	(12.8)	(21.7)
Cash flow hedge	(11.8)	(19.4)	(5.6)	(4.6)	(5.0)	(4.2)
Derivatives not qualifying for hedge accounting	(38.1)	(26.6)	(5.0)	(2.3)	(6.9)	(12.4)
o/w foreign exchange derivatives not qualifying for hedge accounting	(26.9)	(28.7)	(19.4)	(7.0)	(2.3)	-
Inflows		(1,745.9)	(1,586.5)	(102.7)	(56.7)	-
Outflows		1,717.2	1,567.1	95.7	54.4
o/w foreign exchange derivatives hedging a net investment	(78.3)	(70.3)	(70.3)	-	-	-
Inflows		(926.8)	(926.8)	-	-	-
Outflows		856.5	856.5	-	-	-
o/w commodity derivatives	(61.8)	-	-	-	-	-
Inflows		-
Outflows		-
Sub-total assets			(105.3)	(18.2)	(27.0)	(38.3)
Total			15,284.3	1,329.5	4,961.6	14,164.1
(1) debts are presented at the year-end exchange rate (2) floating-rate interest is calculated at the year-end interest rate

Back to Contents

Liquid assets of the Group as of December 31, 2007 break down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Veolia Environnement:
Undrawn MT syndicated loans *	4,000.0	4,000.0	4,069.0
Undrawn MT credit lines	850.0	925.0	725.0
Undrawn ST credit lines	175.0	150.0	250.0
Other financial assets (marketable securities)	-	17.6	-
Cash & cash equivalents	1,550.8	1,140.5	953.6
Subsidiaries:
Other financial assets (marketable securities)	-	48.9	60.7
Cash & cash equivalents	1,564.8	1,517.5	1,382.5
Total	8,140.6	7,799.5	7,440.8
* maturing April 20, 2012

As of December 31, 2007, Veolia Environnement had total liquidities of €8.1 billion, including cash and cash equivalents of €3.1 billion.

Veolia Environnement cash surpluses (€1,551 million) are managed with a profitability objective close to that of the monetary market and avoiding exposure to capital risk and maintaining a low level of volatility. Investment supports primarily comprise UCITS, negotiable debt instruments (certificates of deposit, etc.) and equivalents.

In 2007, the Group continued its policy of optimizing the cost and maturity of its liquidities. The bilateral credit lines available to VE SA in 2007 included a credit line signed with Ixis (€100 million) and a credit line granted by Natexis (€150 million). When this line arrived at maturity (November 29, 2007), it was decided to group these two bilateral credit lines within a single credit line given the merger of these two institutions. The new financing facility of €200 million was granted by Natixis and matures February 9, 2009.

The syndicated credit documentation and bilateral credit lines do not contain any events of default tied to restrictive financial covenants (such as debt payout ratios or interest coverage ratios).

30.3

Management of credit risk

Credit risk results from the potential inability of customers to respect their payment obligations.

Given the nature of the Group’s activities and its customers, the Group considers that credit risk is unlikely to have a material impact.

Approximately 30% of customer outstandings currently concern public counterparties (delegating authority and public customers (excluding subscribers)), with whom credit risk is limited to the settlement period.

Furthermore, 29% of customer outstandings concern subscribers (water, heat networks etc.), including local authorities for approximately €1.7 billion (18% of customer outstandings), for whom recovery rates are high given the ongoing nature of services.

Maximum Group exposure is considered to be equal to the nominal value of financial assets, net of any impairment losses.

Back to Contents

Financial assets maturity schedule

(€ million)	Note	As of December 31, 2007				Assets overdue but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
						0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,633.6	(6.0)	5,627.6	5,624.4	2.5	0.7	-
Trade receivables	13	9,813.7	(510.0)	9,303.7	6,005.9	2,179.3	772.7	345.8
Other current operating receivables	13	1,508.1	(75.1)	1,433.0	784.0	451.5	134.1	63.4
Other non-current financial assets in loans and receivables	11	572.6	(57.6)	515.0	515.0	-	-	-
Current financial assets in loans and receivables	14	174.1	(21.3)	152.8	123.3	15.7	6.2	7.6
Loans and receivables		17,702.1	(670.0)	17,032.1	13,052.6	2,649.0	913.7	416.8
Other non-current financial assets	11	231.0	-	231.0	231.0	-	-	-
Other current financial assets	14	177.2	-	177.2	177.2	-	-	-

Assets overdue by 6 months and not impaired (€1,330.5 million) mainly consist of trade receivables (€1,118.5 million in 2007).

Payment delays in excess of 6 months are mainly concentrated in two countries where settlement periods are exceptionally long:

•

In Italy, the net “trade receivables” account for all Group subsidiaries is €677 million as of December 31, 2007, for receivables past due over 6 months. This period is due to settlement practices in this country. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities for which the recovery period is long.

•

In Morocco, the net “trade receivables” account is €88 million as of December 31, 2007, for receivables overdue by 6 months. Recovery action plans have been implemented with local authorities and state bodies who comprise the majority of debtors.

Finally, in France, net trade receivables overdue by 6 months total €189.6 million at the end of 2007, representing 3.75% of customer outstandings (including €89.2 million overdue by one year), the majority of which concern amounts invoiced on behalf of local authorities and public bodies and VAT.

Back to Contents

Financial assets maturity schedule as of December 31, 2006:

(€ million)	Note	As of December 31, 2006				Assets overdue but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
						0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,465.6	(6.0)	5,459.6	5,454.7	0.8	4.1	-
Trade receivables	13	8,939.3	(448.7)	8,490.6	5,626.0	1,764.6	802.3	297.7
Other current operating receivables	13	1,383.9	(121.7)	1,262.2	720.9	295.5	117.9	127.9
Other non-current financial assets in loans and receivables	11	604.8	(58.8)	546.0	546.0	-	-	-
Current financial assets in loans and receivables	14	363.3	(158.0)	205.3	118.9	79.7	4.0	2.7
Loans and receivables		16,756.9	(793.2)	15,963.7	12,466.5	2,140.6	928.3	428.3
Other non-current financial assets	11	91.5	-	91.5	91.5	-	-	-
Other current financial assets	14	66.4	-	66.4	57.8	8.6	-	-

Back to Contents

NOTE 31.

Additional information on financial assets and liabilities

Fair value measurement principles are presented in Note 1.27.

Financial assets

The following schedules present the net carrying amount and fair value of Group financial assets as of December 31, 2007, 2006 and 2005:

(€ million)	Note	As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
		Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through profit and loss	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through profit and loss
Non-consolidated investments	9	256.1	256.1	-	-	256.1	256.1	-	-
Non-current and current operating financial assets	10	5,627.6	-	5,627.6	-	5,666.2	-	5,666.2	-
Other non-current financial assets	11	746.0	231.0	515.0	-	746.0	231.0	515.0	-
Trade receivables	13	9,303.7	-	9,303.7	-	9,303.7	-	9,303.7	-
Other current operating receivables	13	1,433.0	-	1,433.0	-	1,433.0	-	1,433.0	-
Other current financial assets	14	330.0	177.2	152.8	-	330.0	177.2	152.8	-
Cash & cash equivalents	15	3,115.6	-	-	3,115.6	3,115.6	-	-	3,115.6
Total		20,812.0	664.3	17,032.1	3,115.6	20,850.6	664.3	17,070.7	3,115.6

Back to Contents

(€ million)	Note	As of December 31, 2006
		Net carrying amount per IAS 39 category
		Total	Held-to- maturity assets	Available-for-sale assets	Loans and receivables	Assets designated at fair value through profit and loss	Assets at fair value through profit and loss and held for trading
Non-consolidated investments	9	181.7	-	181.7	-	-	-
Non-current and current operating financial assets	10	5,459.6	-	-	5,459.6	-	-
Other non-current financial assets	11	637.5	-	91.5	546.0	-	-
Trade receivables	13	8,490.6	-	-	8,490.6	-	-
Other current operating receivables	13	1,262.2	-	-	1,262.2
Other current financial assets	14	271.7	-	66.4	205.3	-	-
Cash & cash equivalents	15	2,658.0	-	-	-	2,658.0	-
Total		18,961,4	-	339,6	15,963,8	2,658.0	-

(€ million)	Note	As of December 31, 2005
		Net carrying amount per IAS 39 category
		Total	Held-to- maturity assets	Available-for-sale assets	Loans and receivables	Assets designated at fair value through profit and loss	Assets at fair value through profit and loss and held for trading
Non-consolidated investments	9	209.5	-	209.5	-	-	-
Non-current and current operating financial assets	10	5,545.4	-	-	5,545.4	-	-
Other non-current financial assets	11	691.6	-	252.1	439.5	-	-
Trade receivables	13	8,006.5			8,006.5
Other current operating receivables	13	1,151.9	-	-	1,151.9	-	-
Other current financial assets	14	281.9	-	60.7	221.2	-	-
Cash & cash equivalents	15	2,336.1	-	-	-	2,336.1	-
Total		18,222.9	-	522.3	15,364.5	2,336.1	-

Back to Contents

Financial liabilities

The following tables schedule present the net carrying amount and fair value of Group financial liabilities as of December 31, 2007, 2006 and 2005:

(€ million)	Note	As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
		Total	Liabilities at amortized cost	Liabilities designated at fair value through profit and loss	Liabilities at fair value through profit and loss and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through profit and loss	Liabilities at fair value through profit and loss and held for trading
Borrowings and other financial liabilities
- long-term bonds	18	9,009.6	9,009.6	-	-	8,747.8	8,747.8	-	-
- other long-term borrowings	18	4,938.4	4,938.4	-	-	4,761.6	4,761.6	-	-
- short-term borrowings	19	3,805.0	3,805.0	-	-	3,805.0	3,805.0	-	-
- bank overdrafts and other cash position items	20	459.4	459.4	-	-	459.4	459.4	-	-
Other non-current debt	17	-	-	-	-	-	-	-	-
Trade payables	13	5,343.8	5,343.8			5,343.8	5,343.8	-	-
Other operating payables	13	5,009.4	5,009.4	-	-	5,009.4	5,009.4
Total		28,565.6	28,565.6	-	-	28,127.0	28,127.0	-	-

Back to Contents

(€ million)	Note	As of December 31, 2006
		Net carrying amount per IAS 39 category				Fair value
		Total	Liabilities at amortized cost	Liabilities designated at fair value through profit and loss	Liabilities at fair value through profit and loss and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through profit and loss	Liabilities at fair value through profit and loss and held for trading
Borrowings and other financial liabilities
- long-term bonds	18	8,417.5	8,417.5	-	-	8,635.6	8,635.6	-	-
- other long-term borrowings	18	5,584.1	5,584.1	-	-	5,640.4	5,640.4	-	-
- short-term borrowings	19	2,904.1	2,904.1	-	-	2,904.1	2,904.1	-	-
- bank overdrafts and other cash position items	20	456.0	456.0	-	-	456.0	456.0	-	-
Other non-current debt	17	207.3	207.3	-	-	207.3	207.3	-	-
Trade payables	13	4,776.0	4,776.0			4,776.0	4,776.0
Other operating payables	13	4,445.6	4,445.6	-	-	4,445.6	4,445.6	-	-
Total		26,790.7	26,790.7	-	-	27,065.1	27,065.1	-	-

Back to Contents

(€ million)	Note	As of December 31, 2005
		Net carrying amount per IAS 39 category				Fair value
		Total	Liabilities at amortized cost	Liabilities designated at fair value through profit and loss	Liabilities at fair value through profit and loss and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through profit and loss	Liabilities at fair value through profit and loss and held for trading
Borrowings and other financial liabilities
- non current bonds	18	7,857.9	7,857.9	-	-	8,333.0	8,333.0	-	-
- other long-term borrowings	18	5,864.9	5,864.9	-	-	5,985.7	5,985.7	-	-
- short-term borrowings	19	2,138.2	2,138.2	-	-	2,138.2	2,138.2	-	-
- bank overdrafts and other cash position items	20	506.8	506.8	-	-	506.8	506.8	-	-
Other non-current debt	17	203.7	203.7	-	-	203.7	203.7	-	-
Trade payables	13	4,576.3	4,576.3			4,576.3	4,576.3
Other operating payables	13	4,016.4	4,016.4	-	-	4,016.4	4,016.4	-	-
Total		26,941.3	26,941.3	-	-	27,537.2	27,537.2	-	-

Back to Contents

NOTE 32.

Employee benefit obligation

Share-based compensation

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management. The only share purchase plan was created on June 23, 2000.

Outstanding option plans at the end of 2007 were as follows:

	N°7	N°6	N°5	N°4	N°3	N°2	N°1
	2007	2006	2004	2003	2002	2001	2000
Grant date	07/17/2007	03/28/2006	12/24/2004	03/24/2003	01/28/2002	02/08/2001	06/23/2000
Number of options granted	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Number of options not exercised	2,473,900	4,002,884	3,294,066	1,950,414	2,045,292	1,520,588	134,029 *
Plan term	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service plus performance conditions to be satisfied	4 years service	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service	3 years service plus performance conditions to be satisfied
Purchase terms	After 4 years	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	After 3 years	After 3 years
Strike price (in euros)	57.05	44.03**	24.32**	22.14**	36.65**	40.59**	31.41**

*

Given the performance criteria, the number of options effectively exercisable has been reduced.

**

Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2007). The initial strike prices for plans n°1, n°2, n°3, n°4, n°5 and n°6 were €32.50, €42.00, €37.53, €22.50, €24.72 and €44.75 respectively.

Back to Contents

In 2007, the Group granted 2,490,400 share options to two employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007, calculated using the Black and Scholes method, is €13.91. The assumptions underlying this model are as follows: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate of 4.59%, estimated exercise maturity of 6 years.

In 2007, the Group granted 333,700 Free Shares to employees recognized for their excellent performance in 2006. In France, rights vest after two years, followed by a two-year lock-in period and are subject to performance conditions. Outside France, rights vest after four years subject to performance conditions. The estimated fair value of each free share granted in 2007 is €57.26, net of dividends not received during the vesting period and, for shares granted to French employees, a discount for non-transferability.

Finally, the Group granted 205,200 Stock Appreciation Rights (SAR) to ordinary shares to three groups of employees: firstly, Veolia Environnement Group management, secondly senior managers of Veolia Environnement Group companies and thirdly employees recognized for their excellent performance in 2006. Rights vest after four years subject to performance conditions. The estimated fair value of each option granted in December 31, 2007 is €14.96. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €61.44, historical volatility of 21.66%, expected dividend yield of 2%, risk-free interest rate of 4.11%, estimated exercise maturity of 5 years, subscription price of €57.20.

The number of options granted under the three 2007 plans (share options, free shares and SAR) is determined based on the increase in net earnings per share between December 31, 2006 and December 31, 2008. This has been taken into account in the calculation of the number of options vested and the compensation expense (realization of maximum performance assumed).

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was revised to €10.01 (compared to €14.77 as of December 31, 2006) to take account of historical volatility. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate of 3.69%, estimated exercise maturity of 6 years.

The Group did not grant any ordinary share options or ADS share options in 2005.

Given the progressive vesting conditions based on length of presence in the company, the compensation expense for 2007 and 2006 is €15.6 million and €16.7 million respectively.

Information on share purchase and subscription options granted since 2000 is detailed below, with a breakdown of movements in 2005, 2006 and 2007 (share option plans excluding SAR plans and free share plans):

	Number of shares outstanding	Weighted average strike price (in € )
As of December 31, 2004	16,783,757	30.93
Granted	-	-
Exercised	(168,692)	33.07
Cancelled	(650,721)	28.43
Expired	-	-

Back to Contents

As of December 31, 2005	15,964,344	31.01
Granted	4,044,900	44.75
Exercised	(3,065,733)	34.32
Cancelled	(143,253)	36.04
Expired	-	-
As of December 31, 2006	16,800,258	33.67
Granted	2,490,400	57.05
Share capital increase of July 10, 2007	228,525	33.79
Exercised	(4,046,076)	30.20
Cancelled	(51,934)	49.70
Expired	-	-
As of December 31, 2007	15,421,173	37.71

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2007 are as follows:

Strike price	Number of options outstanding	Average strike price (in euros)	Average residual term (in years)	Number of options vested
20-25	5,244,480	23.51	4.33	5,244,480
30-35	134,029	31.41	0.48	134,029
35-40	2,045,292	36.65	2.08	2,045,292
40-45	5,523,472	43.08	4.83	1,520,588
55-60	2,473,900	57.05	7.54	0
	15,421,173	37.71	4.58	8,944,389

In 2007, the average share price on the exercise of options was €58.11.

As of December 31, 2007, 8,944,389 options were exercisable.

Employees’ savings plans

Veolia Environnement has set-up standard and leveraged savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Employees generally benefit from a 20% discount compared with the average Veolia Environnement share price during the 20 business days preceding the date of authorization of these plans by the Board of Directors. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

Back to Contents

Shares subscribed by Veolia Environnement employees:

	2007	2006	2005	2004
Number of shares	1,415,163	1,502,731	1,281,931	1,351,468
Subscription price	€48.37 (*)	€37.52	€28.11	€18.71
Amount subscribed (€ millions)	68.5	56.4	30.5	25.3

(*) weighted average price – 1,392,857 shares were subscribed at €48.18 and 22,306 were subscribed at €60.23 (leveraged formula with the grant of share subscription warrants in Germany and leveraged formula with the grant of SAR in Australia,  Canada, South Korea, Portugal and Sweden).

In 2007, a compensation expense of €49.7 million was recorded in accordance with IFRS 2 on share-based payments. In 2007, Veolia Group applied the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007) and, as such, this compensation includes a discount for non-transferability of €7.2 million.  The discount for non-transferability is determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares (€62.47), financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost are 4.05% and 6.74% respectively. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date is 12%.

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

In addition, Group companies have defined contribution plans in the majority of countries where the Group is present. Expenses incurred by the Group under these plans total €65.4 million for 2007 and €61.3 million for 2006.

Certain Group companies have established defined benefit pension plans. The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2007 of €1,069 million and in France with a pension obligation as of December 31, 2007 of €421 million, notably in respect of retirement termination payments. Benefits are based on the remuneration and length of services of employees.

Back to Contents

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 13,500 employees. The corresponding expense recorded in the Income Statement is equal to annual contributions and totals €29.2 million in 2007 and €26.1 million in 2006. Multi-employer plans in Sweden and the Netherlands are funded by capitalization and have surplus assets under local regulations; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b-

The following schedules present the resulting obligations in respect of defined benefit pension plans and other post-employment benefits

NB: these schedules exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in the benefit obligation	2007	2006	2005	2007	2006	2005
Benefit obligation at beginning of year	1,836.0	1,457.4	1,103.4	53.8	25.9	24.5
Current service cost	61.8	55.6	49.7	1.6	1.5	0.6
Interest cost	85.7	67.2	57.6	2.3	2.1	1.3
Plan participants' contributions	7.9	6.0	6.5	-	-	-
Benefit obligation assumed on acquisition of subsidiaries	41.3	325.2	33.4	-	25.1	-
Benefit obligation transferred on disposal of subsidiaries	(2.3)	(0.9)	(0.8)	-	-	-
Curtailments / liquidations	(12.9)	(9.4)	(9.5)	(8.3)	-	(3.1)
Actuarial loss (gain)	(128.5)	(15.6)	237.8	(5.9)	0.9	(1.0)
Benefits paid	(75.6)	(68.2)	(66.5)	(2.6)	(2.1)	(1.5)
Plan amendments	21.1	20.6	4.7	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	(101.1)	(1.9)	41.1	0.1	0.4	5.1
(1) Benefit obligation at end of year	1,733.4	1,836.0	1,457.4	41.0	53.8	25.9

Back to Contents

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in plan assets	2007	2006	2005	2007	2006	2005
Fair value of plan assets at beginning of year	1,220.8	867.2	714.2	-	-	-
Expected return on plan assets	70.9	55.4	46.2	-	-	-
Actuarial gains (losses)	(5.6)	21.5	57.2	-	-	-
Group contributions	74.9	62.0	64.3	-	-	-
Plan participants' contributions	7.9	6.0	6.5	-	-	-
Plan assets acquired on acquisition of subsidiaries	24.8	243.1	0.1	-	-	-
Plan assets transferred on disposal of subsidiaries	(0.5)	(0.1)	-	-	-	-
Liquidations	(9.9)	-	(3.6)	-	-	-
Benefits paid	(47.8)	(45.2)	(39.8)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	(92.8)	10.9	22.1	-	-	-
(2) Fair value of plan assets at end of year	1,242.7	1,220.8	867.2	-	-	-

Group pension plan assets were invested as follows as of December 31, 2007, 2006 and 2005:

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Shares	50%	51%	47%
Bonds and debt instruments	38%	39%	36%
Insurance risk free funds	8%	8%	10%
Cash	3%	1%	6%
Other	1%	1%	1%

(€ million)	2007	2006	2005
Change in repayment entitlement
Fair value of repayment entitlement at beginning of year	25.9	7.5	7.2
Expected return on repayment entitlement	1.1	0.7	0.3
Actuarial gains (losses)	(3.3)	(0.4)	0.4
Repayment entitlement acquired on acquisition of subsidiaries	-	18.6	-
Repayments	(2.2)	(0.5)	(0.2)
Other (incl. changes in consolidation scope and foreign exchange translation)	-	-	(0.2)
Fair value of repayment entitlement at end of year	21.5	25.9	7.5

Back to Contents

The market value of repayment entitlement recorded in assets as of December 31, 2007 is €21.5 million. Repayment entitlement concerns employee rights to post-employment benefits, corresponding to periods during which they were employed by a previous employer.

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
	2007	2006	2005	2007	2006	2005
Funding status= (2) – (1)	(490.7)	(615.2)	(590.2)	(41.0)	(53.8)	(25.9)
Unrecognized past service costs	61.2	50.3	33.2	-	7.0	7.7
Other	(6.4)	(5.3)	(2.8)	-	-	0.8
Net obligation	(435.9)	(570.2)	(559.8)	(41.0)	(46.8)	(17.4)
Provisions	(445.3)	(580.1)	(560.2)	(41.0)	(46.8)	(17.4)
Prepaid benefits	9.4	9.9	0.4	-	-	-

The Projected Benefit Obligation (PBO) is €333.8 million for unfunded defined benefit plans and €1,440.7 million for partially and fully funded plans as of December 31, 2007, compared with €297.8 million and €1,538.2 million respectively at the end of 2006 and €284.3 million and €1,173.1 million respectively at the end of 2005.

The actual return on plan assets was €65.3 million in 2007, compared to €76.9 million in 2006 and €103.4 million in 2005.

Employer contributions in 2007 include exceptional contributions of €28 million in France and the United Kingdom.

The Group plans to make contributions of €45.0 million to defined benefit plans in 2008.

Net benefit costs for the period are as follows:

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
	2007	2006	2005	2007	2006	2005
Current service cost	61.8	55.6	49.7	1.6	1.5	0.6
Interest cost	85.7	67.2	57.6	2.3	2.1	1.3
Expected return on plan assets	(70.9)	(55.4)	(46.2)	-	-	-
Expected return on repayment entitlement	(1.1)	(0.7)	-	-	-	-
Past service costs recognized in the year	7.6	3.8	2.4	0.1	0.5	0.5
Curtailments / liquidations	(3.1)	(10.1)	(4.9)	-	-	-
Other	(0.3)	(1.8)	4.6	-	-	-
Net benefit cost	79.7	58.6	63.2	4.0	4.1	2.4

These costs were recorded in full in operating income, except for interest costs and the expected return on plan assets which are recorded in net finance costs.

Back to Contents

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

Pension Plans

Employees’ pension obligations as of December 31, 2007, 2006 and 2005 are based on the following average assumptions:

Pension Obligations	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Discount rate	5.49%	4.74%	4.45%
Expected rate of salary increase	3.5%	3.65%	3.3%

Periodic movements in pension benefit obligations in 2007, 2006 and 2005 are based on the following average assumptions:

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Discount rate	4.7%	4.5%	5.0%
Expected return on plan assets	6.0%	6.2%	6.3%
Expected rate of salary increase	3.7%	3.3%	3.8%
Average residual active life expectancy (in years)	12.0	13.8	15.0

The actual return on plans assets in 2007, 2006 and 2005 was 5.3%, 7.4% and 14.3% respectively.

The benefit obligation is especially sensitive to the discount rate and inflation.  A 1% increase in the discount rate would decrease the benefit obligation by €248 million and current service costs by €14 million. A 1% decrease in the discount rate would increase the benefit obligation by €293 million and current service costs by €14 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €226 million and current service costs by €6 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €193 million and current service costs by €6 million.

Other post-employment benefits

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Assumed rate of increase in health costs in the coming year	5.4%	5.5%	8.4%
Target rate of increase in costs	3.5%	4.0%	4.2%
Year long-term rate is expected to stabilize	2020	2014	2016

Assumptions concerning the growth in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in the assumed rate of increase in health costs would increase the post-employment benefit obligation by  €6.3 million and, conversely, a 1% decrease would reduce the post-employment benefit obligation by €5.0 million.

Assumptions concerning the rate of increase in health insurance costs have a minimal impact on the current service cost.

Back to Contents

Amounts for the current and prior periods are as follows:

Pension Obligations	2007	2006	2005
Benefit obligation at year end	(1,733.4)	(1,836.0)	(1,457.4)
Fair value of plan assets at year end	1,242.7	1,220.8	867.2
Funded status of plan	(490.7)	(615.2)	(590.2)
Actuarial gains (losses) / experience adjustments on obligations	(0.7)	3.4	(15.6)
Actuarial gains (losses) / experience adjustments on plan assets	(5.6)	21.5	57.2

Other post-employment benefits	2007	2006	2005
Benefit obligation at year end	(41.0)	(53.8)	(25.9)
Fair value of plan assets at year end	-	-	-
Funded status of plan	(41.0)	(53.8)	(25.9)
Actuarial gains (losses) / experience adjustments on obligations	1.9	(0.7)	1.6
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-

Cumulative actuarial gains and losses on obligations and assets and the change in the asset ceiling recognized in equity is as follows:

	2007	2006
Cumulative amount as of January 1	(172.7)	(206.0)
Change during the period	124.4	33.3
Cumulative amount as of December 31	(48.3)	(172.7)

NOTE 33.

Main acquisitions

33.1

Acquisitions in 2007

Acquisitions in 2007 with related net cash flows exceeding €100 million are described hereafter.

Acquisitions in 2007 with related net cash flows of less than €100 million represent business combinations costs of €1,574 million. These acquisitions contributed €525 million to Group revenue in 2007.

No material negative goodwill was recognized in respect of these acquisitions.

In general, goodwill balances are justified by synergies with existing operations in the Group and future developments.

Acquisition of Sulo (Germany)

Veolia Environnement purchased the entire share capital of the Sulo Group on July 2, 2007. This company is the number two in waste management in Germany and the market leader in the collection of municipal waste and packaging.

Back to Contents

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

However, the allocation of the cost of the business combination is likely to be modified in 2008 and asset and liability fair values recorded at the balance sheet date are provisional. They break down as follows:

(€ million)	Net carrying amount excluding IFRS 5	IFRS 5	Net carrying amount	Fair value adjustments	2007 provisional fair value
Assets
Intangible assets	9.6	(0.1)	9.5	260.7	270.2
Property, plant and equipment	279.1	(23.5)	255.6	81.1	336.7
Non-current financial assets	45.4	(0.1)	45.3	1.9	47.2
Deferred tax assets	26.6		26.6	85.4	112.0
Working capital assets	258.4	(41.3)	217.1	0.1	217.2
Current financial assets	9.5	2.8	12.3	(0.1)	12.2
Cash	121.8	(2.2)	119.6	-	119.6
Assets classified as held for sale	8.4	192.2	200.6	19.6	220.2
Liabilities
Minority interests	-	-	-	(4.6)	(4.6)
Non-current provisions	(41.1)	4.6	(36.5)	-	(36.5)
Long-term borrowings	(1,120.3)	0.5	(1,119.8)	-	(1,119.8)
Deferred tax liabilities	(11.0)	0.9	(10.1)	(139.1)	(149.2)
Other non-current debt	-	-	-	-	-
Current provisions	(31.0)	7.4	(23.6)	-	(23.6)
Working capital liabilities	(172.4)	5.0	(167.4)	-	(167.4)
Short-term borrowings	(131.4)	(34.7)	(166.1)	-	(166.1)
Liabilities directly associated with assets classified as held for sale	(7.9)	(20.3)	(28.2)	-	(28.2)
Total net assets	(756.3)	91.2	(665.1)	305.1	(360.0)
Net assets purchased (100%)					(360.0)
Residual goodwill					687.6
Business combination cost					327.6
Net cash flows relating to the acquisition					208
Purchase price					327.6
Cash transferred in					119.6

The portion of the business combination cost allocated to intangible assets primarily corresponds to the fair value of customer contracts and customer relations.

The net carrying amount includes the activities of Sulo ET sold outside the Group in September 2007 and recorded in Assets classified as held for sale (pursuant to IFRS 5).

The fair value includes a portion of deferred tax assets on tax losses recognized on the basis of forecast future accounting profits.

The residual goodwill of €687.6 million mainly corresponds to future Group developments in Germany in the Environmental Services sector.

Sulo contributed €628 million to Group revenue in 2007.

Back to Contents

Acquisition of VSA Tecnitalia (Italy)

On October 3, 2007, the Environmental Services Division purchased 75% of the share capital of VSA Tecnitalia, the Italian subsidiary of Termomeccanica Ecologica, specializing in waste management and treatment.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

However, the allocation of the cost of the business combination is likely to be modified in 2008 and asset and liability fair values recorded at the balance sheet date are provisional. They break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	3.4	28.9	32.3
Property, plant and equipment	187.8	(186.5)	1.3
Non-current financial assets	3.9	216.5	220.4
Deferred tax assets	6.9	18.4	25.3
Working capital assets	142.2	(13.6)	128.6
Current financial assets	-	6.1	6.1
Cash	6.6	-	6.6
Liabilities
Minority interests	(4.0)	(0.0)	(4.0)
Non-current provisions	(3.6)	(40.0)	(43.6)
Long-term borrowings	(140.4)	0.1	(140.3)
Deferred tax liabilities	(1.7)	(25.0)	(26.7)
Other non-current debt	(3.7)	-	(3.7)
Current provisions	(0.1)	-	(0.1)
Working capital liabilities	(107.1)	-	(107.1)
Short-term borrowings	(30.0)	-	(30.0)
Bank overdrafts and other cash position items	(3.1)	-	(3.1)
Total net assets	57.1	4.9	62.0
Net assets purchased (100%)			62.0
Residual goodwill			106.9
Purchase price			104.6
Minority put options at fair value (residual 25%)			64.4
Business combination cost			168.9
Net cash flows relating to the acquisition			101.1
Purchase price			104.6
Cash transferred in			3.5

The portion of the business combination cost allocated to intangible assets corresponds to the contract portfolio.

Property, plant and equipment falling within the application scope of IFRIC 12, as applied by the Group, were transferred to non-current financial assets.

The residual goodwill of €106.9 million mainly corresponds to development opportunities in this sector in Italy.

VSA Tecnitalia contributed €26.2 million to Group revenue in 2007.

Back to Contents

Acquisition of Thermal North America Inc. (United States)

On December 12, 2007, the Energy Services Division purchased the entire share capital of the private company Thermal North America, Inc., the largest portfolio of heating and cooling networks in the United States.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

However, the allocation of the cost of the business combination is likely to be modified in 2008 and the asset and liability fair values recorded at the balance sheet date are provisional. They break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	-	31.4	31.4
Property, plant and equipment	375.9	23.0	398.9
Non-current financial assets	7.4	(3.2)	4.2
Deferred tax assets	19.9	-	19.9
Working capital assets	52.9	(1.5)	51.4
Current financial assets	20.3	-	20.3
Cash	8.5	-	8.5
Liabilities
Non-current provisions	(3.8)	(4.6)	(8.4)
Long-term borrowings	(26.6)	(0.0)	(26.6)
Deferred tax liabilities	(27.4)	(17.0)	(44.4)
Other non-current debt	(0.1)	-	(0.1)
Current provisions	(4.0)	-	(4.0)
Working capital liabilities	(40.9)	(5.0)	(45.9)
Short-term borrowings	(230.3)	2.0	(228.3)
Total net assets	151.8	25.1	176.9
Net assets purchased (100%)			176.9
Residual goodwill			139.3
Business combination cost			316.2
Net cash flows relating to the acquisition			307.7
Purchase price			316.2
Cash transferred in			8.5

The allocation of the business combination cost to intangible assets and property, plant and equipment corresponds to the value of certain intangible assets (value of supplier contracts) and the fair value remeasurement of production assets, respectively.

Residual goodwill of €139.3 million mainly corresponds to future development opportunities in the Energy Services sector in the United States.

33.2

Main acquisitions in 2006

Fair values allocated to assets and liabilities as of December 31, 2006 in respect of the acquisition of Cleanaway in the United Kingdom, Biffa in Belgium, Kunming in China and Supershuttle in the United States were not significantly modified in 2007.

Purchase price allocations to assets and liabilities in respect of the following 2006 acquisitions became definitive in 2007 and are detailed below:

Back to Contents

Acquisition of SNCM

On May 31, 2006, the Transportation Division signed an agreement for the takeover of SNCM within the framework of the privatization process decided by the French State, for €12.6 million. Given the shareholders’ agreement, SNCM is fully consolidated.

This transaction was recognized using the purchase accounting method.

The allocation of the purchase price to assets and liabilities acquired was provisional at the 2006 year end and was contingent on European Commission approval of the State aid and the granting of the public service license for the Marseille–Corsica crossing. The agreement was finalized in June 2007.

The purchasing price allocation and the fair value of assets and liabilities adopted at the 2006 year end were modified in 2007.

These adjustments break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	2006 provisional fair value	2006 provision fair value corrected for minority put options	2007 adjustments	2007 definitive fair value
Assets
Intangible assets	1.3	-	1.3	1.3	-	1.3
Property, plant and equipment	124.4	268.6	393.0	393.0	(1.1)	391.9
Non-current financial assets	138.6	(28.5)	110.1	110.1	(22.0)	88.1
Deferred tax assets	-	53.1	53.1	53.1	4.5	57.6
Working capital assets	109.1	(4.1)	105.0	105.0	20.4	125.4
Cash	99.3	-	99.3	99.3	-	99.3
Liabilities
Non-current provisions	(95.6)	(169.3)	(264.9)	(264.9)	95.0	(169.9)
Long-term borrowings	(2.9)	(31.3)	(34.2)	(34.2)	-	(34.2)
Deferred tax liabilities	-	(66.7)	(66.7)	(66.7)	0.4	(66.3)
Other non-current debt	(38.5)	38.5	-	-	-	-
Current provisions	(2.0)	(93.1)	(95.1)	(95.1)	20.8	(74.3)
Working capital liabilities	(166.4)	2.3	(164.1)	(164.1)	(37.9)	(202.0)
Short-term borrowings	(0.3)	(48.3)	(48.6)	(48.6)	-	(48.6)
Bank overdrafts and other cash position items	(7.8)	0.1	(7.7)	(7.7)	-	(7.7)
Total net assets	159.2	(78.7)	80.5	80.5	80.1	160.6
Net assets purchased (91%)			22.8	73.3	72.9	146.2
Residual goodwill			10.2	(0.2)	(10.7)	(10.9)
Purchase price			12.6	12.6	-	12.6
Minority put options at fair value			-	60.5	62.2	122.7
Business combination cost			12.6	73.1	62.2	135.3
Net cash flows relating to the acquisition			(79.0)	(79.0)	-	(79.0)
Purchase price			12.6	12.6	-	12.6
Cash transferred in			91.6	91.6	-	91.6

The residual negative goodwill of €10.9 million was expensed in the Income Statement.

Back to Contents

NOTE 34.

Construction contracts

Construction contracts

(€ million)	As of December 31, 2007	As of December 31, 2006
Construction contracts in progress / Assets (A)	593.8	403.3
Construction contracts in progress / Liabilities (B)	232.0	109.3
Construction contracts in progress / net (A) – (B)	361.8	294.0
Costs incurred plus income and losses recognized to date (C)	4,068.7	1,826.3
Amounts billed (D)	3,706.9	1,532.3
Construction contracts in progress / net (C) – (D)	361.8	294.0
Customer advances	41.2	21.4

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in “Construction contracts in progress/Assets”. Where negative, this amount is recognized in liabilities in “Construction contracts in progress/Liabilities”.

NOTE 35.

Operating leases

Assets financed by operating lease

The Group enters into operating leases (mainly for transportation equipment).

The future minimum lease payments under operating leases amount to €2,190.0 million as of December 31, 2007, compared to €2,125.9 million as of December 31, 2006 and €1,894.5 million as of December 31, 2005.

As of December 31, 2007, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2008	495.0
2009 & 2010	780.3
2011 & 2012	410.3
2013 and thereafter	504.4
Total future minimum lease payments	2,190.0

Back to Contents

NOTE 36.

Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Non-current assets	6,757.3	5,651.9	5,635.3
Current assets	3,115.5	2,898.2	2,450.2
Total assets	9,872.8	8,550.1	8,085.5
Equity attributable to equity holders of the parent	2,295.9	1,367.0	1,375.3
Minority interests	895.5	945.9	759.0
Non-current liabilities	2,650.8	3,293.4	3,230.0
Current liabilities	4,030.6	2,943.8	2,721.2
Total equity and liabilities	9,872.8	8,550.1	8,085.5

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Income Statement data
Revenue	4,623.7	4,143.4	3,679.1
Operating income	659.9	540.1	430.9
Net income for the year	322.9	109.9	100.1
Financing data
Operating cash flows	567.0	521.2	525.4
Investing cash flows	(566.8)	(258.0)	(347.0)
Financing cash flows	(289.9)	(281.3)	(274.2)

The main contributions of proportionately consolidated companies were as follows:

•

BWB (Berlin water services company) in Germany is 50% consolidated and contributed revenue of €582 million, operating income of €270 million, net assets of €2,708 million and net indebtedness of €1,405 million;

•

Dalkia International is 75.81% consolidated and contributed revenue of €2,027 million, operating income of €214 million and net assets of €1,643 million;

•

the Proactiva Group in South America contributed revenue of €130 million, operating income of €16 million and net assets of €52 million;

NOTE 37.

Tax reviews

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax reviews.

In France, the tax authorities have carried out nearly 50 tax reviews in respect of both consolidated tax groups and individual entities. These tax reviews are not all definitively closed: certain issues giving rise to revised assessments are still under discussion as part of the normal process and other revised assessments have not been called for collection. When a review is closed and the tax amount agreed with the tax authorities, the tax base is adjusted accordingly. Veolia Group records a provision in respect of revised assessments under discussion with the tax authorities, where the issue in question does not merely represent a timing difference and an outflow is probable in accordance with IAS 37. Quite naturally, the largest provisions concern the Group’s largest companies in France.

Back to Contents

Outside France, the Group is present in numerous countries and is constantly the subject to tax reviews. Among the countries where the Group has a strong presence, tax reviews are notably in progress in Germany and Morocco covering fiscal years 2000 to date. Where necessary, revised assessments and identified uncertain tax positions in respect of which a revised assessment has not been yet issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

In the United States, the Group has launched a pre-filing agreement procedure with the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water Division activities (“Worthless Stock Deduction”). This reorganization led to the recognition of losses relating to the operations and disposal of former U.S. Filter activities in recent years as ordinary tax losses, in an amount which could exceed U.S.$ 4 billion. Despite holding several external opinions confirming its position, the Group decided to request immediate validation of these tax losses by the tax authorities, given the amount in question. The Group has received nearly 30 detailed information requests from the I.R.S and will provide comprehensive replies.

In addition, the Group is also subject to a tax review in the United States covering its ordinary activities in 2004 and 2005. This tax review is complicated by the numerous legal reorganizations which accompanied the piecemeal sale of U.S. Filter assets. The duration and outcome of this review are difficult to estimate precisely.  Nonetheless, the majority of potential tax uncertainties, if confirmed, would have a limited impact on the consolidated financial statements of the Group due to the tax losses generated by the reorganization of the Water Division activities.

NOTE 38.

Off-balance sheet commitments

Specific commitments given

•

Specific Berlin contract commitments

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from landowners. The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be borne by the Berlin Lander, representing a net commitment of €250 million. In the event of acquisition of these rights by landowners, the amounts paid would be recorded in operating financial assets in the Group balance sheet, net and remunerated under the contract.

•

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Breakdown by maturity of specific commitments given

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Southern Water Put	321	-	-	-	-	-
Specific Berlin contract commitment (50%)	610	426	426	102	324	-
Specific commitments given	931	426	426	102	324	-

Back to Contents

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 39) nor specific commitments and contingencies described above.

Other commitments and contingencies are as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	3,108.4	4,043.6	5,591.4	852.9	2,588.4	2,150.1
Financial guarantees
Debt guarantees	250.8	300.7	355.6	128.3	153.9	73.4
Vendor warranties received	515.5	448.6	480.0	140.6	198.0	141.4
Commitments given
Purchase commitments	94.6	149.3	589.9	445.0	109.1	35.8
Sales commitments	8.6	31.3	27.2	9.8	15.4	2.0
Other commitments given
Letters of credit	819.7	904.5	573.8	327.7	241.1	5.0
Other commitments given	772.2	749.8	383.5	177.0	74.3	132.2
Other commitments given	5,569.8	6,627.8	8,001.4	2,081.3	3,380.2	2,539.9

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

Insurance companies have issued performance bonds in connection with the activities of the Group’s US subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of U.S.$1.4 billion (drawn U.S.$0.2 billion as of December 31, 2007).

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €292 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2007, these commitments mainly concerned the Energy Services Division (€225 million), the Environmental Services Division (€182 million), the Transportation Division (€103.5 million) and the Water Division (€79 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of changes in the U.S. dollar exchange rate on commitments and contingencies is approximately -€229.9 million and mainly concerns the Water Division (-€94.3 million) and Veolia Environnement (-€72.7 million).

Back to Contents

Other commitments and contingencies given break down by Division as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Water	4,368.3	3,253.2	2,388.4
Environmental Services	1,171.1	876.7	715.2
Energy Services	755.7	543.0	541.6
Transportation	398.3	294.9	274.4
Proactiva	39.8	5.7	10.3
Holding companies	1,241.5	1,598.3	1,584.7
Other	26.7	56.0	55.2
Total	8,001.4	6,627.8	5,569.8

The increase in commitments given in the Water Division is mainly due to new construction contracts won in the Middle East and Australia by the Water Division and the impact of new acquisitions during the year.

Lease contracts entered into by the Group are analyzed in Notes 18 and 35.

Litigation (not accounted for)

The Group is subject to various litigation in the normal course of its business. In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision in respect of these litigations at the balance sheet date, due to the uncertain nature of their outcome.

Commitments received

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Guarantees received	1,459.7	951.3	1,128.6
Debt guarantees	266.6	171.0	190.5
Vendor warranties received	53.6	34.6	27.4
Other guarantees received	1,139.5	745.7	910.7

The increase in these commitments is due to commitments received from our partners in respect of construction contracts in the Middle East and new acquisitions of the period.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loans in the amount of €5 billion (see Note 30.2)

Back to Contents

NOTE 39.

Collateral given supporting borrowings

As of December 31, 2007, €634 million of collateral guarantees was given supporting borrowings. The breakdown by type of asset is as follows (in € million):

Type of pledge / mortgage	Amount pledged (a)	Total balance sheet amount (b)	Corresponding % (a) / (b)
Intangible assets	2	1,706	0.10%
Property, plant and equipment	293	9,203	3.18%
Financial assets (*)	313	-
Total non-current assets	608	-	-
Current assets	26	17,214	0.15%
Total assets	634	-	-
* As the majority of financial assets pledged as collateral are shares of consolidated subsidiaries, the ratio is not significant.

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturing in
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	2	2	2	-	2	-
Property, plant and equipment	461	390	293	64	173	56
Mortgage pledge	92	80	15	12	3	-
Other PP&E mortgage pledge (1)	369	310	278	52	170	56
Financial assets (2)	408	389	313	20	152	141
Current assets	35	23	26	9	17	-
Pledges on receivables	32	21	23	7	16	-
Pledges on inventories	3	2	3	2	1	-
Total	906	804	634	93	344	197
(1) mainly equipment and traveling systems. (2) including non-consolidated investments of €196 million and other financial assets of €117 million as of December 31, 2007.

Back to Contents

NOTE 40.

Related party transactions

The share capital of Veolia Environnement is widely held. As a result, certain shareholders holding only a small percentage of the share capital are nonetheless considered related parties.

Relations with BNP Paribas (1.03% interest in the share capital), Société Générale1 and Caisse des Dépôts et Consignations (10.36% interest in the share capital)

Management of these three shareholder financial groups is represented on the Board of Directors of Veolia Environnement.

Veolia Environnement has financing relations with these three institutions comprising global financing arrangements (syndicated loans, bilateral credit lines), structured financing ("Dailly law" discounting of receivables, securitization program and financing of the automobile pool) and cash management. Relations are remunerated at market rates.

In addition, Veolia Environnement signed a guarantee contract with Société Générale pursuant to the share capital increase detailed in the “Key events” note. This contract was signed on June 11, 2007 and authorized by the Board of Directors of Veolia Environnement on June 10, 2007 as a related party agreement €13.5 million was paid to Société Générale under this contract.

Vivendi Universal undertook to pay an indemnity to Veolia Environnement in respect of the financial management of replacement expenses and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has an obligation to Veolia Environnement with respect thereto.

Conversely, Société Générale, considered as a related party, is liable to Veolia Environnement in this respect for a maximum amount of €59.0 million as of December 31, 2007, which may be claimed each year up to 2010 under the conditions laid down in the contract.

Veolia Environnement claimed an amount of €39.6 million from Société Générale in respect of 2007.

Relations with Electricité de France (3.88% interest in Veolia Environnement)

EDF Group has a 3.88% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% interest in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at a guaranteed fixed price for 2006/2007. Electricity sold by Dalkia to EDF in 2005, 2006 and 2007 totaled €455.0 million, €482.6 million and €521.7 million respectively.

Relations with EBRD

The European Bank for Reconstruction and Development (EBRD) holds minority interests in Group operating entities in Central Europe, primarily in the Energy Services, Transportation and Water Divisions. In 2007, the EBRD subscribed to a reserved share capital increase in the amount of €90.4 million, performed by the subsidiary holding the Water Division’s investments in Central and Eastern Europe (10% of the share capital).

1 Société Générale no longer holds Veolia Environnement share capital as of 12/31/2007, but held 1.16% of the share capital as of 07/31/2007.

Back to Contents

Relations with proportionately consolidated companies

•

Veolia Environnement granted a loan of €986 million to Dalkia International, proportionately consolidated by Dalkia at 75.81%. The non-group portion of this loan is recorded in assets in the Group consolidated balance sheet (Other non-current financial assets) in the amount of €238.7 million.

•

 With respect to the Berlin water services company acquisition debt, Veolia Environnement guaranteed the debts issued by RVB, proportionately consolidated at 50%, in the amount of €675 million.

•

In addition, given the Group’s businesses, operating flows between companies are generally limited to companies operating in the same country. As such, the level of operating transactions between the Group and proportionately consolidated companies is not material.

However, certain contractual agreements, notably in Asia and Central Europe, impose the existence of a holding company (generally equity accounted or proportionately consolidated) and companies carrying the operating contract (generally fully consolidated). These complex legal arrangements generate “asset provision” flows between the companies jointly controlled or subject to significant influence and the companies controlled by the Group. Assets are generally provided for a specific remuneration that may or may not include the maintenance of the installations in good working order or the technical improvement of the installations.

Compensation of Executive Committee members and directors

Members of the Group Executive Committee represent the key management personnel of the Group.

•

Compensation of Chairman and Chief Executive Officer

The following schedule presents the total gross compensation (fixed and variable compensation, directors' fees and employee benefits) paid to Henri Proglio during 2005, 2006 and 2007.

(in euros)	Compensation			Directors fees' paid by controlled companies	Benefits in kind(4)	Total gross compensation
	Fixed	Variable	VE directors' fees
Compensation paid in 2005	944,996	850,000 (1)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996	1,062,500 (2)	38,250	66,382	2,666	2,114,794
Compensation paid in 2007	992,000	1,275,000 (3)	40,000	64,079	2,954	2,374,033
(1) Variable compensation paid in 2005 in respect of 2004. (2) Variable compensation paid in 2006 in respect of 2005. (3) Variable compensation paid in 2007 in respect of 2006. (4) Company car

The Chairman and Chief Executive Officer is a member of the supplementary defined contribution collective pension plan for Group Executive Management and the Executive Committee supplementary defined benefit collective pension plan set up in 2006.

•

Compensation of Directors (excluding the Chairman and Chief Executive Officer)

Directors' fees paid to Directors, excluding the Chairman and Chief Executive Officer, totaled €648,186.25.

Back to Contents

•

Compensation of Executive Committee members (excluding the Chairman and Chief Executive Officer) (1)

(in euros)	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2005	2,393,989	1,539,360 (2)	3,933,349
Compensation paid in 2006	2,431,494	1,950,000 (3)	4,381,494
Compensation paid in 2007	2,160,041	2,109,478 (4)	4,269,519

(1)

Executive Committee members as of December 31, 2007.

(2)

Variable compensation paid in 2005 in respect of 2004.

(3)

Variable compensation paid in 2006 in respect of 2005.

(4)

Variable compensation paid in 2007 in respect of 2006.

Profit sharing compensation, not included in the above amounts, of €30,000 was paid in June 2007 in respect of 2006.

Members of the Company’s Executive Committee also received total directors' fees of €203,308, in respect of their duties in Veolia Environnement Group companies, in France and abroad.

•

Share purchase and subscription options

•

Share subscription or purchase options granted to the Chairman and Chief Executive Officer in 2007: 110,000

•

Share subscription or purchase options exercised by the Chairman and Chief Executive Officer in 2007: 299,733

•

Share subscription or purchase options granted to Executive Committee members (excluding the Chairman and Chief Executive Officer) in 2007: 220,000

•

Share subscription or purchase options exercised by Executive Committee members (excluding the Chairman and Chief Executive Officer) in 2007: 254,187

NOTE 41.

Consolidated employees

Consolidated employees * break down as follows:

By category	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Consolidated employees*	284,072	260,088	241,627

Back to Contents

By Division	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Water	74,280	65,246	62,599
Environmental Services	84,994	78,951	69,012
Energy Services	46,387	42,651	39,429
Transportation	73,299	69,320	66,089
Proactiva	4,503	3,399	4,084
FCC	-	-	-
Other	609	521	414
Consolidated employees*	284,072	260,088	241,627

By company	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Fully consolidated companies	241,857	222,634	208,072
Proportionately consolidated companies	42,215	37,454	33,555
Consolidated employees*	284,072	260,088	241,627

*

Consolidated employees is equal to the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included in the percentage of consolidation. Employees of equity associates are not included.

The increase in the number of employees in 2007 is mainly due to the signature of new Chinese contracts (average number of employees in 2007 = 1,835) in the Water Division, to the acquisition of the Sulo Group (average number of employees in 2007 = 3,959) in the Environmental Services Division and to SNCM, where employee numbers increased by 1,007 (full year effect), in the Transportation Division.

NOTE 42.

Greenhouse gas emission rights

The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions to limit further increases. At an international level, the Kyoto protocol, finalized in 1997, came into effect in February 2005, for the period 2008-2012. At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, a trading system for carbon gas emission rights. This trading system came into effect at the beginning of 2005 and covers the period 2008-2012.

In this context, the Group (primarily the Energy Services Division) was allocated CO2 emission rights by the different Member States of the European Union, covering the 3-year period from 2005 to 2007, known as phase 1.

Back to Contents

The position in 2007 is as follows:

Volume in thousands of metric tons	As of January 1, 2007	Entries into the consolidation scope	Granted	Purchased / sold	Consumed	As of December 31, 2007
Total	987	203	16,029	(3, 981)	(12,165)	1,073

The balance as of January 1, 2007 takes into account allowances consumed in 2006 and surrendered in February 2007.

Entries into the scope of consolidation concern Dalkia acquisitions in Europe.

By optimizing installations and climatic conditions, the Group was able to generate surpluses. It was then able to create value from these surpluses by entering into forward sale transactions and swaps classified as trading transactions in accordance with accounting standards.

Note that residual phase 1 rights are estimated at 1,073 thousand metric tons of greenhouse gas emission rights based on the consumption of 12,165 thousand metric tons of greenhouse gas emission rights in 2007 and that this balance cannot be carried forward to future periods.

Phase II rights (2008-2012) are estimated at €494 million.

NOTE 43.

Segment reporting

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Environmental Services, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

Back to Contents

Business segments

Revenue by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	10,927.4	10,087.6	9,134.2
Environmental Services	9,214.3	7,462.9	6,748.7
Energy Services	6,896.4	6,118.4	5,463.6
Transportation	5,590.1	4,951.5	4,223.9
Revenue as per the consolidated income statement	32,628.2	28,620.4	25,570.4

Inter-segment revenue (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	25.5	19.4	10.0
Environmental Services	80.9	68.4	55.9
Energy Services	47.6	36.2	29.7
Transportation	5.4	5.9	5.1
Inter-segment revenue	159.4	129.9	100.7

Operating income by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	1,267.7	1,160.6	1,002.3
Environmental Services	803.5	648.3	543.6
Energy Services	398.7	377.7	315.3
Transportation	130.3	13.6	116.8
Total business segments	2,600.2	2,200.2	1,978.0
Unallocated operating income	(103.3)	(67.3)	(85.1)
Operating income as per the consolidated income statement	2,496.9	2,132.9	1,892.9

Back to Contents

Net charge to operating depreciation, amortization and provisions by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	(396.0)	(436.3)	(420.9)
Environmental Services	(696.8)	(529.4)	(496.4)
Energy Services	(150.2)	(122.9)	(155.4)
Transportation	(189.9)	(293.2)	(160.4)
Total business segments	(1,432.9)	(1,381.8)	(1,233.1)
Unallocated net charge to operating depreciation, amortization and provisions	(29.4)	(28.0)	(59.4)
Net charge to operating depreciation, amortization and provisions	(1,462.3)	(1,409.8)	(1,292.5)

Impairment losses by segment for the year ended December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(110.8)	(68.4)	(19.5)	(39.1)	(6.6)	(244.4)
Reversals of impairment losses recognized in net income	105.4	32.6	38.0	12.1	3.3	191.4
Net income impact	(5.4)	(35.8)	18.5	(27.0)	(3.3)	(53.0)
Impairment losses by segment for the year ended December 31, 2006 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.6)	(38.8)	(34.1)	(81.6)	(7.2)	(269.3)
Reversals of impairment losses recognized in net income	74.0	38.7	44.8	8.3	5.5	171.3
Net income impact	(33.6)	(0.1)	10.7	73.3	1.7	(98.0)

Back to Contents

Impairment losses by segment for the year ended December 31, 2005 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.5)	(45.4)	(63.9)	(6.0)	(11.6)	(234.4)
Reversals of impairment losses recognized in net income	90.9	42.2	39.5	5.1	6.8	184.5
Net income impact	(16.6)	(3.2)	(24.4)	(0.9)	(4.8)	(49.9)

Share of net income of associates by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	3.3	3.4	2.4
Environmental Services	3.3	(3.8)	1.6
Energy Services	3.1	2.6	1.9
Transportation	7.2	3.8	0.6
Total business segments	16.9	6.0	6.5
Unallocated share of net income of associates	-	-	-
Share of net income of associates as per the consolidated income statement	16.9	6.0	6.5

Capital expenditure by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	866.0	853.0	771.0
Environmental Services	846.0	692.0	639.0
Energy Services	429.0	318.0	252.0
Transportation	459.0	302.0	193.0
Total capital expenditure	2,600.0	2,165.0	1,855.0

Back to Contents

Assets by segment as of December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,208.2	3,049.5	1,098.1	556.7	0.7	6,913.2
Intangible assets and property, plant and equipment, net	5,658.3	4,292.4	2,112.0	1,694.2	141.9	13,898.8
Operating financial assets	3,884.5	902.4	712.3	123.0	5.4	5,627.6
Working capital assets including DTA	5,847.8	3,257.4	3,755.2	1,321.1	585.4	14,766.9
Total segment assets	17,598.8	11,501.7	7,677.6	3,695.0	733.4	41,206.5
Investments in associates	137.2	75.5	25.5	53.9	-	292.1
Other unallocated assets					4,808.3 *	4,808.3
Total assets	17,736.0	11,577.2	7,703.1	3,748.9	5,541.7	46,306.9
* Including Assets classified as held for sale of €122.5 million (Transportation Division for €103.9 million and Environmental Services Division for €18.6 million).

Assets by segment as of December 31, 2006 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,029.3	2,294.0	839.2	543.2	(0.7)	5,705.0
Intangible assets and property, plant and equipment, net	5,142.5	3,492.1	1,309.5	1,570.0	130.0	11,644.1
Operating financial assets	3,830.5	737.0	771.1	115.4	5.6	5,459.6
Working capital assets including DTA	5,260.3	2,670.9	3,357.7	1,213.2	554.1	13,056.2
Total segment assets	16,262.6	9,194.0	6,277.5	3,441.8	689.0	35,864.9
Investments in associates	130.7	44.4	19.6	46.3	-	241.0
Other unallocated assets					4,017.8*	4,017.8
Total assets	16,393.3	9,238.4	6,297.1	3,488.1	4,706.8	40,123.7
* Including Assets classified as held for sale of €67.3 million (Transportation Division for €42.3 million and Environmental Services Division for €25 million).

Back to Contents

Assets by segment as of December 31, 2005 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	1,942.5	1,527.7	836.3	446.7	(0.9)	4,752.3
Intangible assets and property, plant and equipment, net	4,699.0	3,157.7	1,171.5	1,121.0	109.7	10,258.9
Operating financial assets	3,863.3	749.2	822.1	104.4	6.4	5,545.4
Working capital assets including DTA	5,181.4	2,298.1	3,137.6	993.5	243.6	11,854.2
Total segment assets	15,686.2	7,732.7	5,967.5	2,665.6	358.8	32,410.8
Investments in associates	131.4	53.8	10.6	5.7	-	201.5
Other unallocated assets					3,768.7*	3,768.7
Total assets	15,817.6	7,786.5	5,978.1	2,671.3	4,127.5	36,381.0
* Including Assets classified as held for sale of €1.6 million (Environmental Services Division).

Liabilities by segment as of December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,013.9	873.6	476.1	456.7	144.3	2,964.6
Working capital liabilities including DTL	6,855.4	3,138.3	2,996.7	1,544.1	205.0	14,739.5
Other segment liabilities	-	-	-	-	-	-
Total segment liabilities	7,869.3	4,011.9	3,472.8	2,000.8	349.3	17,704.1
Other unallocated liabilities					28,602.8 *	28,602.8
Total liabilities	7,869.3	4,011.9	3,472.8	2,000.8	28,952.1	46,306.9
* Including Liabilities directly associated with assets classified as held for sale of €1.9 million (Veolia Environnement SA).

Back to Contents

Liabilities by segment as of December 31, 2006 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,012.4	791.3	464.0	611.9	142.9	3,022.5
Working capital liabilities including DTL	6,238.8	2,548.9	2,524.1	1,361.0	100.7	12,773.5
Other segment liabilities	273.4	41.6	29.1	12.2	(3.1)	353.2
Total segment liabilities	7,524.6	3,381.8	3,017.2	1,985.1	240.5	16,149.2
Other unallocated liabilities					23,974.5*	23,974.5
Total liabilities	7,524.6	3,381.8	3,017.2	1,985.1	24,215.0	40,123.7
* Including Liabilities directly associated with assets classified as held for sale of €59.4 million (Transportation Division).

Liabilities by segment as of December 31, 2005 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,059.0	575.7	476.1	164.0	127.2	2,402.0
Working capital liabilities including DTL	5,849.4	2,084.3	2,373.2	1,161.4	106.5	11,574.8
Other segment liabilities	289.0	36.9	25.1	8.5	(1.2)	358.3
Total segment liabilities	7,197.4	2,696.9	2,874.4	1,333.9	232.5	14,335.1
Other unallocated liabilities					22,045.9	22,045.9
Total liabilities	7,197.4	2,696.9	2,874.4	1,333.9	22,278.4	36,381.0

Geographical area

Geographical breakdown of Revenue

Year ended December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,927.2	1,276.9	573.4	1,413.0	539.3	299.8	732.8	313.9	851.1	10,927.4
Environmental Services	3,332.0	787.9	1,776.0	993.5	1,315.8	430.7	181.4	63.3	333.7	9,214.3
Energy Services	3,852.2	80.5	473.5	2,159.9	15.3	69.1	42.3	52.5	151.1	6,896.4
Transportation	2,144.5	557.6	122.8	1,466.9	710.0	508.6	4.5	17.3	57.9	5,590.1
Revenue	14,255.9	2,702.9	2,945.7	6,033.3	2,580.4	1,308.2	961.0	447.0	1,393.8	32,628.2

Back to Contents

Year ended December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,802.4	1,282.6	552.2	1,279.4	640.8	123.9	578.9	827.4	10,087.6
Environmental Services	3,112.1	151.7	1,135.4	817.2	1,354.2	402.9	167.0	322.4	7,462.9
Energy Services	3,535.4	62.5	426.2	1,899.9	10.3	-	25.0	159.1	6,118.4
Transportation	1,953.1	496.1	73.0	1,321.4	645.0	404.6	-	58.3	4,951.5
Revenue	13,403.0	1,992.9	2,186.8	5,317.9	2,650.3	931.4	770.9	1,367.2	28,620.4

Year ended December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,459.4	1,204.5	463.9	1,110.9	581.8	100.5	433.7	779.5	9,134.2
Environmental Services	2,990.1	144.6	861.9	699.9	1,216.4	383.9	146.9	305.0	6,748.7
Energy Services	3,256.5	66.4	367.5	1,657.9	5.0	-	16.7	93.6	5,463.6
Transportation	1,733.2	401.8	33.8	1,239.9	380.1	393.6	-	41.5	4,223.9
Revenue	12,439.2	1,817.3	1,727.1	4,708.6	2,183.3	878.0	597.3	1,219.6	25,570.4

Geographical breakdown of segment assets

As of December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,559.2	4,510.0	1,914.7	1,999.6	407.0	3,208.3	17,598.8
Environmental Services	3,396.2	1,337.4	2,380.0	1,819.1	1,806.8	762.2	11,501.7
Energy Services	3,774.9	115.8	232.3	2,678.0	661.8	214.8	7,677.6
Transportation	1,748.5	354.3	116.5	846.8	385.0	243.9	3,695.0
Unallocated amounts	322.0	-	20.3	13.4	249.4	128.3	733.4
Segment assets	14,800.8	6,317.5	4,663.8	7,356.9	3,510.0	4,557.5	41,206.5

Back to Contents

As of December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,145.0	4,427.0	1,706.3	1,769.6	583.3	2,631.4	16,262.6
Environmental Services	3,212.0	89.7	2,503.9	828.5	1,834.1	725.8	9,194.0
Energy Services	3,608.2	87.2	192.2	2,246.5	7.4	136.0	6,277.5
Transportation	1,640.3	348.5	96.6	774.2	354.4	227.8	3,441.8
Segment assets	13,605.5	4,952.4	4,499.0	5,618.8	2,779.2	3,721.0	35,175.9

As of December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,137.8	4,430.1	1,574.6	1,429.3	831.8	2,282.6	15,686.2
Environmental Services	3,006.0	87.7	1,247.9	641.0	1,985.0	765.1	7,732.7
Energy Services	3,596.8	64.0	182.6	2,043.1	6.0	75.0	5,967.5
Transportation	995.2	404.0	15.9	801.3	220.4	228.8	2,665.6
Segment assets	12,735.8	4,985.8	3,021.0	4,914.7	3,043.2	3,351.5	32,052.0

Geographical breakdown of capital expenditure

Year ended December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	414	28	157	83	22	162	866
Environmental Services	302	36	101	114	196	97	846
Energy Services	239	6	3	136	2	43	429
Transportation	240	28	25	95	22	49	459
Capital expenditure	1,195	98	286	428	242	351	2,600

Year ended December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	412	25	129	92	11	184	853
Environmental Services	285	8	66	88	164	81	692
Energy Services	182	13	6	101	4	12	318
Transportation	132	34	36	76	10	14	302
Capital expenditure	1,011	80	237	357	189	291	2,165

Back to Contents

Year ended December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	386	40	79	87	17	162	771
Environmental Services	271	8	114	61	105	80	639
Energy Services	160	1	9	73	2	7	252
Transportation	87	37	1	51	5	12	193
Capital expenditure	904	86	203	272	129	261	1,855

NOTE 44.

Post-balance sheet events

On November 19, 2007, the Environmental Services Division announced the signature of an agreement for the acquisition of the entire share capital of Bartin Recycling Group, a company specializing in the collection and recovery of industrial waste and in particular the recycling of ferrous and non-ferrous metals. This acquisition is consistent with the Environmental Services Division strategy of “turning waste into a resource” and of continuing to develop its waste management activity in the recycling segment. This transaction represents an investment of €147 million for the Environmental Services Division and was finalized on February 13, 2008.

In February 2008, following a takeover bid launched on December 17, 2007, Dalkia became the majority shareholder with a stake of 97.9% in Praterm, a heat production and distribution company in Poland. This transaction enabled Dalkia to strengthen its position in this country, where it already owns two of the largest heating networks in Poznan and Lodz. This transaction represents an investment of €109 million for Dalkia.

NOTE 45.

Main companies included in the 2007 consolidated financial statements

In 2007, the Group consolidated or accounted for a total of 2,535 companies, of which the principal companies are:

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00
Société d’Environnement et de Services de l’Est SAS 2, rue Annette Bloch – 25200 Montbéliard	44 459 092 100 052	FC	80.47
WATER
Veolia Eau - Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00
Compagnie des Eaux de Paris 7, rue Tronson-du-Coudray – 75008 Paris	32 920 774 000 047	FC	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 069	FC	99.86
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 44 – 44100 Nantes	57 575 016 100 342	FC	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau 12, boulevard René Cassin – 06100 Nice	78 015 329 200 112	FC	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch – 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.28
Société des Eaux de Marseille 25, rue Edouard Delanglade – BP 29 – 13254 Marseille	5 780 615 000 017	PC	48.85
Société des Eaux du Nord 217, boulevard de la Liberté – 59800 Lille	57 202 641 700 244	PC	49.55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	31 863 464 900 053	PC	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique and its subsidiaries 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.03
Veolia Water Solutions & Technologies and its subsidiaries l’Aquarène – 1, place Montgolfier – 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00
OTV France l’Aquarène – 1 place Montgolfier – 94410 SAINT MAURICE	433 998 473 000 14	FC	100.00
Société Internationale de Dessalement 54 rue de Clichy – 75009 PARIS	342 500 956 000 12	FC	100.00

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Including the following foreign companies :
Veolia Water UK Plc and its subsidiaries 37-41 Old Queen Street – London SW1H 9JA (United Kingdom)		FC	100.00
Three Valleys Water Plc Bishops Rise Hatfield – Hertfordshire AL10 9HL (United Kingdom)		FC	100.00
Veolia Water North America and its subsidiaries 14950 Heathrow Forest Parkway – Suite 200 Houston TX77032 Texas (United States)		FC	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 – D 10 117 Berlin (Germany)		FC	100.00
Berliner Wasserbetriebe Anstalt des Offentichen Rechts Neue Jüdenstrasse 1 – D10179 Berlin Mitte (Germany)		PC	24.95
Braunschweig Versorgungs AG GMBH Taubenstrasse 7 D-38 108 Braunschweig (Germany)		FC	74.90
Aquiris SA Avenue de Vilvorde 450 - 1130 Brussels (Belgium)		FC	98.50
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1, Bucharest (Romania)		FC	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	90.00
Prazske Vodovody A Kanalizagce As 11 Parizska -11 000 Prague 1 (Czech Republic)		FC	90.00
Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska – 41 550 Teplice (Czech Republic)		FC	45.09
Shenzhen Water Group Company Ltd and its subsidiaries Water Tower, n°1019 Shennan Zhong Road – Shenzhen 518031 (China)		PC	25.00
Shanghai Pudong Veolia Water Corporation Ltd 703 Pujian Road, Pudong New District, 200127 Shanghai (China)		PC	50.00
Changzhou CGE Water Co Ltd 12 Juqian Road – Changzhou (China)		PC	24.99

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Kunming CGE Water Supply Co Ltd No626 Beijing Road - Kunming (China)		PC	24.99
Veolia Water Korea Co Ltd and its subsidiaries San 5-1, Kagwa-Ri, Bubal-Eup, Inchon-Shi, GYONGGI-DO 467-701 (South Korea)		FC	100.00
Veolia Water Australia and its subsidiaries 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00
Société d’Energie et d’Eau du Gabon Avenue Felix Eboué BP 2187 – Libreville (Gabon)		FC	41.08
Veolia Water AMI and its subsidiaries 52 rue d’Anjou – 75 008 Paris	403 105 919 00019	FC	80.55
Amendis 23 rue Carnot – 90 000 Tangiers (Morocco)		FC	65.25
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		FC	65.59
Lanzhou Veolia Water Co LTD No 22 Hua Gong Street, Xigu District, Lanzhou, Gansu Province, China		PC	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	FC	54.81
ENVIRONMENTAL SERVICES
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	57 222 103 400 778	FC	100.00
Société d’Assainissement Rationnel et de Pompage (S.A.R.P.) and its subsidiaries 162/166 boulevard de Verdun - Energy Park IV 92413 Courbevoie Cedex	77 573 481 700 353	FC	99.55
SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville 78520 Limay	30 377 298 200 029	FC	99.84
Veolia Propreté Nettoyage et Multiservices and its subsidiaries 132, boulevard de Verdun - Energy Park IV 92400 Courbevoie Cedex	334 516 895 000 11	FC	100.00

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
ROUTIERE DE L'EST PARISIEN ZI Rue Robert Moinon 95190 GOUSSAINVILLE	61 200 696 500 026	FC	100.00
ONYX AUVERGNE RHONE ALPES 235, Cours Lafayette 69006 LYON	30 259 089 800 169	FC	100.00
VALNOR 5, rue de Courtalin - Val d'Europe 77450 MAGNY LE HONGRE	41 030 116 200 302	FC	100.00
OTUS 26, avenue des Champs Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00
Including the following foreign companies :
Veolia ES Holding PLC and its subsidiaries Veolia house – 154A Pentonville Road N1 9PE – London (United Kingdom)		FC	100.00
Veolia Environmental Services North America Corp. 700 E. Butterfield road - Suite 201 IL 60148 LOMBARD (USA)		FC	100.00
Veolia ES Solid Waste, Inc One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (USA)		FC	100.00
MONTENAY INTERNATIONAL One Pennsylvania Plaza - Suite 4400 NY 10119 NEW YORK (USA)		FC	100.00
VES TECHNICAL SOLUTIONS LLC Butterfield Center – 700 East Butterfield Road, #201 60148 LOMBARD (USA)		FC	100.00
Veolia ES Industrial Services, Inc 1980 North Highway 146 La Porte 77571 Texas (USA)		FC	100.00

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
VEOLIA ES CANADA SERVICES INDUSTRIELS INC 1705, 3eme avenue Canadian Corporate Office - 80 Birmingham Street L8L 6W5 HAMILTON (CANADA)		FC	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road – P.O. Box H126 –NSW 2009 – Pyrmont (Australia)		FC	100.00
Veolia Environmental Services Asia Pte Ltd 50, Robinson Road – 16-00 Building , Centennial Tower – Singapore		FC	100.00
Veolia Environnmental Services China LTD 7/F Allied Kajima Building 138 Gloucester Road – Central - HONG-KONG		FC	100.00
Marius Pedersen / Veolia Miljøservice Holding A/S – Danemark and its subsidiaries		FC	65.00
VEOLIA MILJØ AS Box 567 Skoyen 0214 OSLO (NORGE)		FC	100.00
Veolia Environmental Services Belgium NV and its subsidiaries 642 Mechelsesteenweg, 1800 Vilvorde (Belgium)		FC	100.00
Veolia Umweltservice GmbH (ex Sulo) Am Sandtorkai 75 D-20457 Hamburg		FC	100.00
Veolia Servizi Ambientali SpA and its subsidiaries Riazza Della Repubblica 7 Milan – 20121 -(Italia)		FC	100.00

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
ENERGY
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André lès Lille	40 321 129 500 023	FC	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André lès Lille	45 650 053 700 018	FC	65.96
Dalkia Investissement 37, avenue du Mal de Lattre de Tassigny 59350 St André lès Lille	40 443 498 700 073	PC	33.00
Dalkia International 37, avenue du Mal de Lattre de Tassigny 59350 St André lès Lille	43 353 956 600 011	PC	50.03
Crystal S.A. 28, rue Kleber 92320 Chatillon	32 249 827 000 014	FC	65.95
Citélum and its subsidiaries 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	65.96
Proxiserve Holding (and its subsidiaries) 7 Rue Troncon du Coudray – 75008 Paris	403 210 875 00015	FC	82,98
Clemessy and its subsidiaries 18, rue de Thann – 68200 Mulhouse	94 575 213 700 212	FC	65.68
Including the following foreign companies :
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road – Staines TW18 4BQ (UK)		PC	50.03
Dalkia NV and its subsidiaries 52, Quai Fernand Demets – 1070 – Anderlecht (Belgium)		PC	50.03
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milan (Italia)		PC	50.03
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 – 28 027 Madrid (Spain)		PC	50.03
Dalkia GmbH and its subsidiaries Carl-Ulrich-Strabe 4 – 63263 Neu Isenburg (Germany)		PC	50.03

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2780 – 666 Paco d’Arços (Portugal)		PC	50.03
Dalkia Limitada and its subsidiaries Rua Fidencio Ramos, 223 – 13 andar, Vila Olimpia 4551-60 Sao Paulo SP (Brazil)		PC	50.03
Dalkia Polska and its subsidiaries Ul Kruczkowskiego 8 – 00 380 Warsaw (Poland)		PC	32.52
Zespol Elektrocieplownl w Lodzi and its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	18.37
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		PC	50.03
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	50.03
UAB Vilnius Energija Joconiu St. 13 - 02300 VILNIUS (Lithuania)		PC	50.03
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungary)		PC	49.88
Dalkia a.s and its subsidiaries Kutlíkova 17 – Technopol – 851 02 Bratislava 5 (Slovakia)		PC	50.03
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 – 709 74 Ostrava (Czech Republic)		PC	49.06
TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61 boulevard des Dames – 13002 Marseilles	775 558 463 00011	FC	28.29
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines - 163 / 169, avenue Georges Clémenceau – 92000 Nanterre	552 022 063 01075	FC	99.88
VEOLIA TRANSPORT URBAIN Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Veolia Eurolines and its subsidiaries 163/169, avenue Georges Clémenceau - 92000 Nanterre	434 009 254 00021	FC	99.97
Veolia Cargo 169, avenue Georges Clemenceau – 92000 Nanterre	444 413 942 00012	FC	100.00
Including the following foreign companies:
VEOLIA TRANSPORTATION Inc. and its subsidiaries 8757 Georgia Avenue – Suite 1300 – Silver Spring MD 20910 Baltimore (USA)		FC	100.00
Super Shuttle International Inc, and its subsidiaries 14500 N. Northsight Boulevard, Suite 329 Scottsdale, AZ 85260 (USA)		FC	81.00
VEOLIA TRANSPORT AUSTRALASIA P/L and its subsidiaries Level 24, 1 Spring Street Melbourne, Victoria 3000, Australia		FC	100.00
Connex Melbourne Pty Ltd 1 Spring Street Melbourne, Victoria 3001, Australia		FC	100.00
Veolia Transport Northern Europe AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00
VEOLIA TRANSPORT NORD AS Havnegata 3, Postboks 308 9615 Hammerfest (Norway)		FC	100.00
Veolia Transport Sverige AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00
People Travel Group AB 72 Klarabergsviadukten 11 164 Stockholm (Sweden)		FC	100.00
Veolia Transport Norge AS Klubbgaten 1 – N 4013 – Stavanger (Norway)		FC	100.00
VEOLIA TRANSPORT UK LTD and its subsidiaries 37-41 Old Queen Street London SW 1H 9JA, (United Kingdom)		FC	100.00

Back to Contents

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Veolia Transport Nederland Holdings BV and its subsidiaries Mastbosstraat 12 - Postbus 3306 4813 GT Breda		FC	100.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerp		FC	100.00
Veolia Transport Central Europe GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin		FC	65.00
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin		FC	100.00
Veolia Transport Ceska Republica a.s. K Hutim 664/7 198 00 Praha 9 (Czech Republic)		FC	65.00

PROACTIVA Medio Ambiete SA Calle Cardenal Marcelo Spinola 8 – 3a – 28016 Madrid (Spain)		PC	50.00
Veolia Energy North America Holding 1250 Hancock Street, Suite 204N Quincy Massachusetts 02169		FC	100.00
Thermal North America Inc 99 Summer Street, Suite 900 Boston Massachusetts 02110		FC	100.00

Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief Financial Officer

Date: May 7, 2008

Back to Contents

EXHIBIT INDEX

Exhibit

Number

Description

1

Articles of Association (statuts) of Veolia Environnement (free English translation).

8

List of Subsidiaries. Included herein in Note 45 to our consolidated financial statements.

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

15.1

Excerpt of report of the Chairman of the Board of Directors for 2007 as required by Art. 117 of the French Financial Security Law (Loi de Sécurité Financière) (free English translation)

15.2

Consent of Independent Registered Public Accounting Firms.