Form 20-F
period 2008-12-31
VEOLIA ENVIRONNEMENT
filed 2009-04-16
CIK 1160110

As filed with the Securities and Exchange Commission on April 16, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

OR

 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’sname into English)	36/38, avenue Kléber, 75116 Paris, France	Republic of France (Jurisdiction of incorporationor organization)

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

472,536,448 ordinary shares, nominal value €5 per share

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

ii

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3. KEY INFORMATION SELECTED FINANCIAL DATA

1

ITEM 4: INFORMATION ON THE COMPANY

11

ITEM 4A: UNRESOLVED STAFF COMMENTS

67

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

68

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES DIRECTORS
AND SENIOR MANAGEMENT

108

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

148

ITEM 8. FINANCIAL INFORMATION CONSOLIDATED STATEMENTS
AND OTHER FINANCIAL INFORMATION

150

ITEM 9: THE OFFER AND LISTING TRADING MARKETS

156

ITEM 10. ADDITIONAL INFORMATION

159

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

173

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

173

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

174

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

174

ITEM 15. CONTROLS AND PROCEDURES

174

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

175

ITEM 16B. CODE OF ETHICS

175

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

175

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

176

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

176

ITEM 16G. CORPORATE GOVERNANCE

177

ITEM 17. FINANCIAL STATEMENTS

179

ITEM 18. FINANCIAL STATEMENTS

179

ITEM 19. EXHIBITS

179

i

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

Back to Contents

	At and for the year ended December 31,
	(in US$)(1)	(in €)
	————	————	————	————	————	————
(millions, except per share amounts) (5)	2008	2008	2007	2006	2005	2004
	————	————	————	————	————	————
INCOME STATEMENT DATA:
Revenue	50,387.2	36,205.5	31,932.2	27,941.0	24,917.5	22,097.5
Operating income	2,715.6	1,951.3	2,482.5	2,124.2	1,890.2	1,491.8
Net income from continuing operations	730.6	525.0	1,266.6	987.3	794.0	643.5
Net income (expense) from discontinued operations	256.4	184.2	(11.8)	7.6	1.1	(41.6)
Minority interest	423.2	304.1	326.9	236.2	172.9	212.1
Net income attributable to equity holders of the parent	563.8	405.1	927.9	758.7	622.2	389.8
Net income attributable to equity holders of the parent per share—Basic(2)	1.24	0.89	2.16	1.90	1.57	0.97
Net income attributable to equity holders of the parent per share—Diluted(3)	1.22	0.88	2.13	1.89	1.56	0.97
Net income from continuing operations attributable to equity holders of the parent per share—Basic(2)	0.86	0.62	2.19	1.89	1.57	1.27
Net income from continuing operations attributable to equity holders of the parent per share—Diluted(3)	0.86	0.62	2.17	1.87	1.56	1.27
Dividends per share	1.68	1.21(4)	1.21	1.05	0.85	0.68
Number of shares (adjusted to reflect changes in capital)	472,576,666	472,576,666	471,762,756	412,626,550	407,872,606	406,421,983

BALANCE SHEET DATA (AT PERIOD END):
Equity attributable to equity holders of the parent	9,743.6	7,001.2	7,612.9	4,360.8	3,790.2	3,211.2
Minority interest	3,521.7	2,530.5	2,577.8	2,192.6	1,888.0	1,728.7
Total assets	68,368.8	49,126.1	46,306.9	40,123.7	36,381.0	35,899.3
Total non-current assets	41,809.2	30,041.8	28,970.4	25,100.0	22,834.9	20,733.3
Total non-current liabilities	29,671.0	21,320.0	18,045.4	18,056.3	16,934.0	14,836.4

CASH FLOW DATA:
Net cash flow from operating activities	5,218.9	3,750.0	3,634.6	3,389.6	3,163.7	3,384.3
Net cash from (used in) investing activities	(4,641.5)	(3,335.1)	(4,018.4)	(2,904.0)	(2,407.6)	318.9
Net cash used in financing activities	403.0	289.6	940.8	(71.5)	(3,152.8)	(1,795.5)
Purchases of property, plant and equipment	(3,869.8)	(2,780.6)	(2,518.7)	(2,017.6)	(1,837.1)	(1,723.0)

(1) For your convenience, we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2008 rate of $1.00 = €0.71855. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.

(2) Based on the weighted average number of shares outstanding in each period for the calculation of basic earnings per share, equal to 457.3 million shares in 2008, 430.0 million shares in 2007, 398.8 million shares in 2006, 395.6 million shares in 2005 and 401.5 million shares in 2004.

(3) Based on the weighted average number of shares outstanding in each period for the calculation of diluted earnings per share, equal to 459.2 million shares in 2008, 435.0 million shares in 2007, 402.4 million shares in 2006, 397.6 million shares in 2005 and 401.6 million shares in 2004.

(4) Amount of dividend distribution per share to be proposed to the Annual Shareholders’ Meeting of May 7, 2009.

(5) In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the results of operations of the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008, are recorded as Net income from discontinued operations, in the 2008 financial statements and in comparative data for 2007, 2006, 2005 and 2004.

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

At our general shareholders’ meeting on May 7, 2009, our shareholders will decide on a dividend payment proposed to be €1.21 per share in respect of our 2008 fiscal year, which will be paid beginning on June 8, 2009. The dividend will be payable in cash or in shares, and the period during which shareholders may choose the option of the payment of the dividend in cash or in shares, subject to applicable legal restrictions, will begin on May 13, 2009 and end on May 28, 2009. Subject to the approval of the general shareholders’ meeting, new shares will be issued with a maximum discount of 10% on the average opening price on Euronext Paris of the shares over the twenty trading days prior to the day of the general shareholders’ meeting, less the amount of the dividend. We expect that Bank of New York Mellon as depositary will make this option available to ADR holders. On May 27, 2008, we paid a dividend of €1.21 per share in respect of our 2007 fiscal year. On May 15, 2007, we paid a dividend of €1.05 per share in respect of the 2006 fiscal year. On May 29, 2006, we paid a dividend of €0.85 per share in respect of the 2005 fiscal year. On May 27, 2005, we paid a dividend of €0.68 per share in respect of the 2004 fiscal year. On May 28, 2004, we paid a dividend of €0.55 per share in respect of the 2003 fiscal year.

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

The following table shows the euro/U.S. dollar exchange rate from 2004 through April 2009 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Back to Contents

Month	Period	Average
U.S. dollar/Euro	End	rate*	High	Low
	————	————	————	————
April 2009 (through April 10, 2009)	1.31	1.33	1.35	1.31
March 2009	1.33	1.30	1.37	1.25
February 2009	1.27	1.28	1.31	1.25
January 2009	1.28	1.32	1.39	1.28
December 2008	1.39	1.35	1.44	1.26
November 2008	1.27	1.27	1.30	1.25
October 2008	1.27	1.33	1.41	1.24

Year
U.S. dollar/Euro

2008	1.39	1.47	1.60	1.24
2007	1.47	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
2004	1.36	1.25	1.36	1.18

* The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euro to U.S. dollars in this annual report are based on $1.00 = €0.71855, the Noon Buying Rate on December 31, 2008. On April 15, 2009, the exchange rate as published by Bloomberg at approximately 1:00 p.m. (New York time) was $1.3222 per one euro.

Back to Contents

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to Our Operations

We may suffer reduced profits or losses as a result of intense competition.

Our business is highly competitive and requires substantial human and capital resources and cutting-edge technical expertise in numerous areas.

Large international competitors and local niche companies serve each of the markets in which we compete. Accordingly, we must make constant efforts to remain competitive and convince potential customers of the quality and cost value of our service offerings. We may also need to develop new technologies and services in order to maintain or increase our competitive position, which could result in significant costs.

In addition, we perform a substantial portion of our business under contracts, often of a long-term nature, with public authorities and industrial and service sector customers. These contracts are often awarded through competitive bidding, at the end of which we may not be retained even though we may have incurred significant expenses in order to prepare the bid.

In connection with the performance of certain contracts, we may also be requested by our public or private customers to modify the contractual terms and conditions, regardless of whether such modifications are contemplated in the contract. These modifications may alter the services provided under the contract, required investments or billing terms.

Finally, our contracts may not be renewed at the end of their term, which in the case of major contracts may require us to implement costly reorganization measures. When the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or appropriate compensation to cover our costs of termination, the impact on our results could be substantial.

Our business operations in some countries may be subject to additional risks.

While our operations are concentrated mainly in Europe and the United States (sales generated outside of these regions represented approximately 15.1% of our total revenue in 2008), we conduct business in markets around the world. The risks associated with conducting business in some countries, in particular outside of Europe, the United States and Canada, can include the non-payment or slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, employee-related risks, political and economic instability, increased foreign exchange risk and currency repatriation restrictions. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The setting of public utility fees and their structure may depend on political decisions that can impede for several years any increase in fees, such that they no longer cover service costs and appropriate compensation for a private operator.

Unfavorable events or circumstances in certain countries may lead us to record exceptional provisions, write-downs and/or impairments, which could have a material adverse effect on our results.

Changes in the prices of energy and other commodities or in the price of recyclable materials may reduce our profits.

The prices of our supplies of energy and other commodities are subject to significant fluctuations and represent major operating expenses of our businesses. Although most of our contracts include tariff adjustment provisions that are intended to pass on any changes in the price of our supplies, using, in particular, price indexing formulas, certain events such as a time delay between fuel price increases and the moment when we are authorized to increase our prices to cover the additional costs, or a mismatch between the price-increase formula and the cost structure (including taxes), may prevent us from being fully protected against such increases. A sustained increase in supply costs and/or related taxes could undermine our operations by increasing costs and reducing profitability, to the extent that we are unable to increase our prices sufficiently to cover such additional costs.

Back to Contents

In addition, a substantial portion of our Environmental Services Division’s revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of secondary raw materials (paper and ferrous and non-ferrous metal). A significant and long-term drop in the price of recycled materials, combined with the impact of the current economic crisis on volumes, has affected and could continue to affect our results of operations.

Some of our activities could cause damages to persons or property

Some of our activities could cause damages to persons (including injuries or death), business disruptions, and damages to movable or immovable property. It is our general policy to contractually limit our liability and to take out insurances that cover our main accidental and operational risks. However, these precautions may prove to be insufficient, which could generate significant costs for us.

We have conducted and may continue to conduct acquisitions, which could have a less favorable impact on our activities and results than anticipated, or which could affect our financial condition.

As part of our external growth strategy, we have conducted and continue to carry out acquisitions of varying sizes, some of which are significant at the Group level. These acquisitions involve numerous risks, including the following: (i) the assumptions underlying the business plans supporting the valuations may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate the companies acquired and their technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be performed at unfavorable terms and conditions; and (v) we may increase our indebtedness to finance these acquisitions. As a result, the expected benefits of completed or future acquisitions may not materialize within the time periods or to the extent anticipated, or may impact our financial condition.

Our business is affected by variations in weather conditions.

Certain of our businesses are subject to seasonal variations. Dalkia generates the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe, while in the water sector, household water consumption tends to be highest between May and September in the northern hemisphere. Accordingly, these two businesses may be affected by significant deviations from seasonal weather patterns. This risk is offset in certain cases, first by the variable compensation terms included in contracts, and second by the geographical coverage of our businesses. The impact of weather conditions, together with the seasonal nature of our businesses, may nonetheless affect our results of operations.

Our business is subject to CO2 market and emission allowance risks.

As an operator of energy installations and, to a lesser extent, as a result of our transportation and landfill site businesses, we are exposed to the inherent risks of the CO2 allowance system introduced by the European Union and the Kyoto Protocol. The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions to limit further increases. At the international level, the Kyoto Protocol, finalized in 2005, came into force in February 2005. Directive 2003/87/EC of October 13, 2003 implementing the Kyoto Protocol, created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system, which came into operation in 2005, led to the creation of National Allowance Allocation Plans (NAAP).

In France, NAAP 1 was adopted for the period 2005-2007 and was followed by NAAP 2 covering the period 2008-2012. In 2006, the European Union launched a review of Directive 2003/87/EC aimed at extending its application scope, strengthening controls and introducing an allowance trading scheme linked with the Kyoto protocol. At the beginning of 2008, the European Commission published a revised draft directive on the CO2 emissions allowance scheme for the period 2013-2020. This led to the adoption by the European parliament, at the end of 2008, of a “climate-energy” package which seeks to ensure compliance within the European Union of climate objectives by 2020: 20% cut in greenhouse gas emissions, 20% improvement in energy efficiency and 20% energy consumption in the European Union produced from renewable sources. This “climate-energy package” includes six new texts: a directive on renewable energies, a directive on the emission trading scheme (ETS), an effort-sharing decision on greenhouse gas emissions (outside ETS), a directive on the capture and storage of CO2, a directive on fuel quality and a directive on reducing CO2 emissions by cars.

Back to Contents

The risk we face firstly relates to our ability to achieve the emission reductions imposed by the system over a number of years. As such, major and costly investment may be necessary in order to bring our installations into line with allocated allowances. Secondly, our ability to draw value from positions adopted in the management of the corresponding installations represents a separate risk, given the high volatility in allowance prices. While we have adopted an active approach to managing carbon emissions and allocated allowances by implementing appropriate structures and setting up an entity dedicated to the purchase, sale and pricing of the various types of greenhouse gas credits, the potential overrun by us of allocated emission allowances and the resulting purchase of additional allowances could generate significant additional costs compared with those we anticipate.

Our business operations are subject to geopolitical, criminal and terrorist risks.

Water is a strategic resource that contributes to public health. Accordingly, our activities must comply with laws and regulations that seek to safeguard water resources, production sites and treatment facilities against criminal or terrorist acts. In the areas of waste management, energy services and public transportation our installations and vehicles may become terrorist targets around the world. In addition, our employees work and travel in countries where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently high. As a result, despite the preventive and safety measures implemented by us and the insurance policies subscribed, a criminal or terrorist attack could negatively affect our reputation or operating results.

Our long-term contracts may limit our capacity to quickly and effectively react to general economic changes.

The initial circumstances or conditions under which we enter into a contract may change over time, which may result in adverse economic consequences. Such changes vary in nature and foreseeability. Certain contractual mechanisms may help in addressing such changes and restoring the initial balance of the contract, but they may not be fully effective. The implementation of such mechanisms may be triggered more or less automatically by the occurrence of a given event (for instance, price indexing clauses), or they may call for a procedure or revise or amend the contract with the agreement of both parties or of a third party. Accordingly, we may not be free to adapt our compensation, whether this consists of a price paid by the customer or a fee levied on end users based on an agreed-upon scale, in line with changes in our costs and demand. These constraints on us are exacerbated by the long-term nature of contracts. In all cases and most particularly with regard to public service management contracts, our actions must remain within the scope of the contract and ensure continuity of service. We cannot terminate unilaterally and suddenly a business that we believe is unprofitable, or change its features, except, under certain circumstances, in the event of misconduct by the customer.

Certain of our construction operations are performed under fixed-price contracts, containing performance, cost and/or completion date commitments.

Through Veolia Water Solutions & Technologies, we perform “turnkey” contracts for the design and construction of infrastructure in the water sector, compensated at non-revisable fixed prices. The risks to which we are exposed under this type of contract are generally technical (design and choice of tailored and tried-and-tested technology), operational (site management during the performance, acceptance and warranty phases) and economic (fluctuations in raw material prices or foreign exchange rates).

In accordance with standard contractual practice, to the extent possible we seek to place these risks contractually with the customer. We may, however, encounter difficulties over which we have no control, relating, for example, to the complexity of certain infrastructure or construction contingencies, the purchase and ordering of equipment and supplies, or changes in performance schedules. These may lead to non-compliance with contract specifications or generate additional costs and construction delays, triggering, in certain cases, reductions in our revenue or contractual penalties.

In certain cases, we must take into consideration customer requests for additional work or integrate existing information or studies provided by the customer that may prove inaccurate or inconsistent, or we may be required to use existing infrastructure with poorly-defined operating characteristics.

While contracts generally include clauses providing for the payment of compensation, should events such as those detailed above occur, we are exposed to the risk of not obtaining, or only obtaining after the expiration of a period of time, the amounts necessary to cover the resulting additional costs.

Back to Contents

The rights of governmental authorities to terminate or modify our contracts unilaterally could have a negative impact on our revenue and profits.

Contracts with public authorities make up a significant percentage of our revenue. In numerous countries, including France, public authorities may unilaterally amend or terminate contracts under certain circumstances. While we often are entitled to compensation, this may not be true in all cases, and even when compensation is due, we may not be able to obtain full or timely compensation should a contract be unilaterally terminated by the relevant public authority.

We may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, in most cases we must obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, costly, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment, which are often preceded by increasingly complex studies and public investigations. We may invest significant resources in a project or public tender without obtaining the right to engage in the desired business or sufficient compensation or indemnities to cover the cost of our investment. This could arise due to failure to obtain necessary permits or authorizations, or approval from antitrust authorities, or because authorizations are granted contingent on our abandoning certain of our development projects. This result increases the overall cost of our activities and could potentially, were the cost of failure to become too high, force us to abandon certain projects. Should such situations become more frequent, the scope and profitability of our business could be affected.

We must comply with various environmental, health and safety laws and regulations, which is costly and may, in the event of any failure to comply on our part, cause us to incur liability under these laws and regulations.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have incurred and will continue to incur significant costs and other expenditures to comply with our environmental, health and safety obligations as well as to manage the sanitary-related aspects of the services it provides. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including specific precautionary and preventative measures, or to advise our customers so that they undertake themselves the necessary compliance work.

Each of our businesses, moreover, may become subject to stricter general or specific laws and regulations, and correspondingly incur greater compliance expenditures in the future. If we are unable to recover these expenditures through higher prices, this could adversely affect our operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is increasing constantly. These laws and regulations now govern all discharges in a natural environment, the collection, transportation and disposal of all types of waste, the rehabilitation of sites at the end of operations, as well as ongoing operations at new or existing facilities.

Our operations and activities may cause us to incur liability or other damages that we might be required to compensate or repair.

The increasingly broad laws and regulations expose us to greater risks of liability, in particular environmental liability, including in connection with assets that we no longer own and activities that have been discontinued. For example, the European Directive of April 21, 2004 on environmental liability introduces throughout the European Union a framework of environmental liability to the competent authority, for serious environmental damage or threat of damage. This directive, as enacted into French law, extends the scope of liability, regardless of fault, for certain serious damage to the environment. With regard to the prevention of technological and environmental risks and the conduct of remediation activities, the French law of July 30, 2003 strengthens obligations to restore installations at the end of their operating life, making the recording of provisions mandatory in certain instances. In addition, we may be required to pay fines, repair damage or undertake improvement work, even when we have conducted our activities with care and in full compliance with operating permits. Regulatory authorities may also require us to conduct specific investigations and undertake site restoration work for current or future operations or to suspend activities as a result, in particular, of an imminent threat of damage or a change in applicable standards.

In addition, we often operate installations that do not belong to us, and therefore do not always have the power to make the investment decisions required to bring these installations into compliance. Where the customer on whose behalf these installations are operated refuses to make the required investments, we may be forced to terminate our operations.

Back to Contents

Despite this restrictive trend towards increasing regulation and constant efforts to improve risk prevention, accidents or incidents may still occur and we could be the subject of legal action to compensate damage caused to individuals, property or the environment (including the ecosystem). In such instances, these potential liabilities may not be covered by insurance, or may be only partially covered. The obligation to compensate for such damage might have a material adverse effect on our activities, our resources, or our profitability.

Specific measures are required in connection with certain technological risks.

Our subsidiaries in France or abroad may, under environmental services outsourcing contracts, perform activities at certain environmentally sensitive sites known as high threshold “Seveso” sites (classified “AS” under the French ICPE, “Installations Classified for the Protection of the Environment” system) or low threshold Seveso sites (or the foreign equivalent), operated by industrial customers (particularly petroleum or chemical industry sites). In these instances, we must manage the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of installations managed by us to customer sites. The regulatory regime governing Seveso facilities applies only within the European Union, but we operate several similar sites outside of this region that are often subject to the same level of stringent regulation.

Among the facilities that we operate in France, one has been classified as a low threshold Seveso facility (not classified as “AS” under the ICPE system). It is a hazardous waste incineration facility operated by SARP Industries (Veolia Environmental Services) in Limay (Yvelines). The handling of waste and hazardous products in this facility could, in the event of an accident, cause serious damage to the environment, local inhabitants or employees, exposing us to potentially substantial liabilities.

Currency exchange and interest rate fluctuations may negatively affect our financial results and the price of our shares.

We hold assets, earn income and incur expenses and liabilities in a variety of currencies. Our financial statements are presented in euros. Accordingly, when we prepare our financial statements, we must translate our foreign currency-denominated assets, liabilities, income and expense items into euros at applicable exchange rates. Consequently, fluctuations in the exchange rate of the euro against these other currencies can affect the value of these items in the financial statements, even if their intrinsic value is unchanged in the original currency. For example, an increase in the value of the euro may result in a decrease in the reported value, in euros, of our investments held in foreign currencies.

At December 31, 2008, approximately 51.8% of financial debt was floating-rate and 48.2% fixed-rate, including 0.2% at capped floating rates, all after taking into account hedging instruments (see note 30.1.1 to our consolidated financial statements for the year ended December 31, 2008). In addition, our cash balances are typically invested in short-term instruments, with yields that change as short-term market interest rates change. Fluctuations in interest rates may also affect our future growth and investment strategy since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Risks Relating to Our Shares and ADSs

Because preemptive rights may not be available for U.S. persons, the ownership percentages of our U.S. shareholders may be diluted in the event of a capital increase of our company.

Under French law, shareholders have preemptive rights (droits préférentiels de souscription) to subscribe, on a pro rata basis, for cash issuances of new shares or other securities giving rights to acquire additional shares. U.S. holders of our shares may not be able to exercise preemptive rights for our shares unless a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file registration statements in connection with issues of new shares or other securities giving rights to acquire shares to our shareholders. As a result, we may from time to time issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect. For example, in 2007 we launched a capital increase through the issuance of rights to acquire new shares to all of our shareholders, but those rights were generally exercisable only by persons located outside the United States. Holders of our ADSs were not permitted to exercise the rights corresponding to the shares underlying the ADSs and received the net proceeds of the sale of these rights in the French market by the ADS depositary. If we undertake future unregistered capital increases, holders of our ADSs and U.S. holders of our shares may be subject to dilution, which may not be fully compensated by the proceeds from the sale of rights.

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

Back to Contents

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a leading global provider of environmental management services, which include water and wastewater services, environmental services, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation services. Our clients include a wide range of public authorities, industrial and commercial services customers and individuals around the world.

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

Our operations are conducted through four divisions, each specializing in a single business sector: water, environmental services, energy services and transportation. Our principal operating subsidiaries in each division are Veolia Eau – Compagnie Générale des Eaux (water), Veolia Propreté (environmental services), Dalkia (energy services) and Veolia Transport (transportation). When referring to the activities of our divisions, we refer to the division names, and when referring to entities within the group, we refer to their legal names.

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

In 1980, Compagnie Générale des Eaux reorganized its water activities by bringing together all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transport and Veolia Propreté) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia). It also began significant international expansion.

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

On July 20, 2000, our shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext Paris on February 21, 2005 and Euronext Paris on January 1, 2008.

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

In April 2003, we changed our name to “Veolia Environnement.”

Between 2002 and 2004, we undertook a significant restructuring in order to refocus on our core environmental services activities. This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within our Water Division conducting certain non-core activities, and with the sale of our indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services.

Back to Contents

In November 2005, we unveiled a new branding system for our group aimed at increasing consistency between our divisions and our visibility by strengthening our identity and common culture around our service values. Our Water, Environmental Services and Transportation Divisions currently operate under the same name: “Veolia.” Our Energy Services Division primarily operates under the “Dalkia” brand.

BUSINESS OVERVIEW

Our Market

The market for environmental management services, including water treatment and distribution, wastewater treatment and collection, waste management, energy services (excluding the production, trading and sale of electricity) and transportation, has only recent emerged. The traditional view was, and often remains, that these services have little in common and should be outsourced to individual providers. Moreover, many public authorities and industrial and service sector companies satisfied their own environmental needs without calling on private firms specialized in these areas. This situation has changed significantly in recent years. The need to take action to prevent further damage to the environment has become a global reality. There is a growing need for excellence and efficiency, which has led decision-makers to seek a global approach to the management of activities having an impact on the environment with a view to developing solutions that allow interaction between and optimization of these environmental management services. These measures, now widespread, have led to an increased demand for integrated environmental management services. This trend has increased with the continued global expansion of companies, which has generated a need for environmental management service providers who are able to respond to their customers needs on an international scale.

We believe that the demand for external and global environmental management services is likely to grow around the world for the following reasons:

•

Faced with increasingly strict environmental standards, public and private parties do not always have the necessary technical or operational resources that specialist private operators can mobilize to deal with environmental problems effectively and at a lower cost. They also seek the legal security offered by an operator that accepts responsibility for the management of these activities. Expertise in environmental regulations is a determining factor in the choice of operators and an asset that sets us apart from the competition.

•

In addition, public demand, which now widely reflects a concern for sustainable development, is faced with the need to respect commitments made at the international level and set exemplary standards. In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services, as well as effective management, are needed in order to provide growing urban populations with adequate environmental services and replace existing environmental infrastructure.

Nonetheless, the financial difficulties that plague all parties, whether public authorities or companies, could lead to certain decisions being postponed, especially relating to new investments.

However, these financial restrictions could also encourage public authorities and companies to seek the most cost efficient solutions and lead them to consider outsourcing part of their activities, or turning to a specialist service provider able to set-up a structure satisfying these requirements. They often seek to simplify the contractual process by entrusting the performance of highly varied services to a single partner, offering numerous opportunities to companies that are able to propose a wide range of integrated environmental management services. Increasingly, they expect service offers that both reflect their specific requirements and are adaptable, and which have been tailored to closely match their expectations. Finally, they expect the organizational structure to generate productivity gains, to be shared by both parties.

We believe that each of these trends, taken individually, offers significant opportunities and, taken as a whole, they enable us to provide high quality, innovative, and, depending on customer needs, integrated environmental management services in markets around the world. In order to seize these opportunities, we must, more than ever, strive to offer competitive prices.

Back to Contents

Our Customers

We provide environmental management services to a wide range of public authorities, industrial and commercial services clients and individuals around the world.

Public Authorities

Demand from public authorities (often small local authorities that are increasingly pooling resources) is influenced and strengthened by the search for quality, efficiency, innovation, the rationalization of public procurement and cost reduction (by integrating operating concerns from the design stage), and by a commitment to assuming their responsibility for the environment and particularly the management of water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

We have the know-how to adapt to customer expectations and needs, but we believe that our global contract model, which gives us the ability to provide services tied to performance obligations, as well as, depending on customer needs, to design, build and even finance necessary investments, remains as relevant as ever. It contributes to innovation and efficiency through mutual research efforts, stimulated by the periodic competitive tendering of contracts. This model takes on different legal forms depending on the traditions in each country. Certain countries, including those governed by European Union law, distinguish public markets from concessions (or other forms of Public Private Partnerships, or PPP) based on whether the service is provided to a public entity or directly to the end user and depending on whether the contract focuses on the service to be provided or the construction of infrastructure, and the extent of revenue risk borne by the company.

In France, since the middle of the 19th century, public authorities have generally chosen to entrust the management of public services (water, sanitation, transportation, waste collection, urban heating) to companies under contracts that were traditionally considered to be concessions (or operating contracts in the absence of an investment component) and which are now classified by law as public service delegation contracts, but which remain concessions under the European Union definition. They have frequently preferred, at least for certain public services, to retain control over the construction of installations, as well as their financing, before making them available to the service provider for the term of the contract.

In the last few years, a new trend has emerged whereby public authorities in all countries, including France, have asked companies to manage not only the design and construction of the necessary public infrastructure, installations and equipment (as varied as administrative and educational buildings, hospitals, transportation infrastructure, prisons, wastewater treatment facilities or household waste processing plants), but also their financing and long-term maintenance, before they are transferred back to the public authorities at the end of the contract. Two main categories have emerged from these contracts, which, together, are often qualified as PPPs. In the first case, which includes contracts belonging to the market category, the resources intended to cover the cost of infrastructure and their financing are similar to a price paid or guaranteed by the public authority, and the service is provided to the public authority using the completed infrastructure. In the second case, which includes contracts equivalent to concessions as defined by the European Union, the resources must be obtained through the commercial operation of the public service (the public or general-interest service whose operation has been delegated) which is the main purpose of the contract, the construction of infrastructure only providing the necessary means. Different IFRS accounting treatments apply in each case (recognition or not of a financial asset corresponding to a receivable from the public authority). We prefer to distinguish these PPPs based on the nature of the services entrusted, such as “Build Operate Transfer” (BOT) with financing, or “Design, Build, Operate” (DBO), with design but excluding financing.

In France, as the Public Procurement Contracts Code (Code des marchés publics) progressively prohibited entrusting companies with construction and operating activities on the one hand, and any financing of commissioned work on the other, it became necessary, in order to encourage the development of this type of global PPP contract (which does not fall into the public service delegation category, the French term for EU concessions), to create a new category of contracts classified as partnerships by an order dated June 17, 2004.

Back to Contents

This contractual model between a public entity responsible for providing a collective service and the company operating this service, whatever its legal form, is frequently used, but is not the only model available. The development of its use is often slowed by preconceived ideas entrenched in a country’s history, which require the management of certain services to inhabitants, such as water distribution, to be provided by public entities. We therefore offer our services to these entities. Conversely, public authorities may decide that they should not be directly involved in the provision of some of these public services, even general interest services. In such cases, they usually do not own the facilities or networks, and do not enter into contracts with preferred private operators; instead, they leave the provision of the public service to the market. Sometimes, however, they verify the competence of private operators by issuing operating licenses and regulating service conditions and prices, although they may limit their intervention to ensuring compliance with general regulations. This situation rarely arises with respect to water services, considered essential, but is more common for energy services, waste management and transportation. Public authorities may also demonstrate their interest in the services rendered by taking an ownership interest in the private operator. We may seek to acquire a stake in such operators.

Services Sold Directly to Individuals

We also offer household services directly to private individuals through our specialized subsidiaries. These services include assistance and maintenance of privately-owned water installations (located on private property after the water meter) and heating and gas installations.

Industrial or Commercial Services Companies

We offer our industrial and service sector customers a wide range of services, covering two major environmental protection goals: firstly, providing customers with the utilities necessary for their industrial processes (steam, industrial heating and cooling, process water, demineralized water, compressed air, etc.) and optimizing consumption and, secondly, reducing the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

We offer customers innovative solutions tailored to the needs of each industrial site. We adopt a long-term partnership approach, entering into long-term contracts which require services to take account of changes in customer requirements or their business.

We believe that the further development of our industrial customer base offers considerable growth potential. In particular, the importance of multi-service contracts with industrial customers is constantly increasing.

Our Overall Strategy

Since our founding, our strategy has been based on the goal of strengthening our position as a global reference in the expanding environmental services market

We are the sole international company focused entirely on the environmental services business, operating through four divisions with expertise in water, environmental services, transportation and energy services. We operate both in France and abroad, serving a customer base primarily comprised of public authorities, but also industrial and service sector customers.

We provide the majority of our services under long-term contracts that are secure and generate recurring income. Services rendered are tailored to the specific requirements of each customer. Achieving both economic efficiency and environmental performance is time-consuming and the contract term enables such performance as part of an overall strategy encompassing technical, management and social considerations.

Over the past fifteen years, we have demonstrated the exportability of our management models, developed in France since the 19th century and we now perform over half of our business abroad. Given the scale of requirements in the environmental services sector, we have the opportunity to continue our international expansion in a selective manner, favoring high economic development regions and countries with the best track record for accepting our corporate model and complying with long-term contractual commitments.

While continuing to expand in France and Western Europe, we are also focusing on Eastern and Central European countries, i.e. the new members of the European Union and certain Asian countries and particularly China, where service requirements linked to growing urbanization and rising environmental standards are considerable. Other targets include major markets still relatively closed to the delegated management model, such as the United States and Japan, but where mid-term potential is significant. Finally, we also seek growth in the Middle East and the Persian Gulf.

Back to Contents

Operating performance in 2008 was in line with final objectives published in the fall of 2008, despite a major downturn in the economic and financial context

The economic crisis had the most significant effect on our fourth quarter results. Combined with a series of one-off negative factors (energy costs, foreign exchange fluctuations), the economic climate led to disappointing results in our Environmental Services business in particular, most affected due to its greater exposure to the industrial sector, which is more cyclical by nature.

This slowdown was, nonetheless, partially offset by the healthy resistance of other businesses. Our lack of concentration on a limited number of techniques or activities confirms our excellent growth potential. The demand for improved and increased services in our sector is unprecedented in the service industry throughout the world.

When the economy emerges from current uncertainties, these long-term trends should continue to hold true. However, even at the heart of a crisis exceptional in nature and intensity, the potential demand for services provided by us will continue to grow, as all support and recovery plans announced by public authorities provide for substantial investments in environmental infrastructure.

Adapting our strategy to the economic climate

Attaining this potential in the long-term requires certain adjustments to be made. We are therefore strengthening our efficiency program, focusing particularly on the Environmental Services sector and notably on our activities in Germany.

The challenge for the coming quarters is to improve cash flow, while preserving the key balances of our financial structure.

With regard to the second point, the significant growth enjoyed in recent years has been primarily internal. Our access to financial resources has been strengthened by operating results and, in 2007, by a share capital issue that refinanced our investments in external growth transactions. In 2009, we believe we have a healthy financial structure. Group liquidity as of December 31, 2008 exceeded €7.6 billion, and the ratio of (i) net financial debt to (ii) cash flow from operations plus cash generated from principal paymnents on operating financial assets was 3.6. Furthermore, no major debt repayments are due before 2012, and the average maturity of our debt is nine years, with 68% of net debt in the form of bonds. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Sources of Funds – Liquidity.”

Our profitability suffered a mechanical dilution effect following strategic acquisitions focused on providing high quality platforms to strengthen our positions, particularly in Germany and the United States. Our recovery will be achieved through a series of measures already launched, aimed at achieving improved free cash flow in 2009.

Achieving this objective requires increased attention to investment, whether for internal or external growth purposes. We are planning a reduction in investment net of divestitures of at least €1.6 billion in 2009 compared to 2008 (decrease of over 40%). We have also intensified our asset disposal plan, which should yield some €3 billion for the period 2009-2011, with an objective of €1 billion for 2009 alone, in order to generate, organically, the resources necessary for long-term growth.

This commitment also calls for an acceleration of the cost reduction program launched pursuant to strategic objectives set in 2007, in order to adapt our business to the global economic crisis. Cost savings are targeted to total €280 million in 2009, including €180 million under the 2010 Efficiency Plan and €100 million under the adjustment plan launched by the Environmental Services Division in addition to measures already taken in Germany.

Generally speaking, the success of these measures will depend, at all levels of our structure and particularly at the group level, on increased interaction between finance departments and operating activities, which will be subject to additional pressure.

Back to Contents

Operating activities will also be strengthened by the progressive roll-out of the geographical structure launched in 2008. This development is based on the appointment of our managers in charge of one or several countries in each geographical region where we are present (Central and Eastern Europe, France, Asia/Middle East/Africa, North America and Australia, Northern Europe, South America and Southern Europe). The role of these managers is multi-faceted and primarily involves, at a local level, the coordination and implementation of our and our subsidiaries’ strategy and commercial policy, the representation of the group and its businesses and the implementation of shared and pooled resources. Managers appointed, in particular, from among division CEOs and members of our Executive Committee, will be responsible for coordination within each region. The aim is to satisfy the demand of our customers for a single contact able to provide a comprehensive response to major transversal challenges, such as climate change.

By adapting to the negative effects of the current economic downturn, we will be ready to capitalize, when the time comes, on our position as a global reference in complementary diversified activities, as well as on the benefits of our size, wide geographical presence and synergies between our businesses.

Our businesses offer strong growth potential in the medium- to long-term as a result of demographical growth, particularly in urban areas, and increasingly strict environmental standards

Some examples include:

•

According to a report by an independent third party, by 2015, the potential market for seawater desalination, a market in which we have a leadership position due to our technological expertise, could represent $5 billion per year, while used water recycling capacity could increase by an average annual rate of over 10% (according to one of our competitors).

•

According to the OECD, household waste production, which has been increasing steadily in OECD countries over the last two decades, is expected to continue to increase through 2020.

•

In the urban transportation sector, a possible 30% increase in the proportion of the population living in urban areas over the next 30 years according to the United Nations Population Information Network, combined with undoubtedly increasing commitments to reducing greenhouse gas emissions, opens up significant development opportunities.

We have taken a proactive approach to these challenges and offer ways of accelerating or facilitating the necessary or foreseeable changes that may be decided by our partners and, more generally, by our companies and all other players. This approach is primarily reflected by a research and development policy and the practical development of technological innovations, the systematic development of synergies between current and future components of our activities and businesses, constant attention to the best way of organizing and forming Group teams and promoting the excellence of practices and professional skills of their members, and finally by the development of engineering contracts progressively integrating a growing natural resource “efficient” management component (water, energy, raw materials, public spaces, etc.) and increasingly placing the emphasis on the quality of services offered by us.

Our Strategy by Division

Water

Our Water Division intends to continue the expansion of its services around the world, while striving to ensure the quality and safety of the water it provides, the conservation of natural resources and the protection of the environment.

The growth potential of the international market for water services is enhanced by four main factors:

•

population growth and higher urban density;

•

the tightening of environmental standards and health regulations;

•

growing acceptance of the delegated management model and public-private partnerships as alternatives to public management, and;

•

the refocusing of industrial customers on their core business.

Back to Contents

Given this growth potential, we will continue to adopt a selective approach to optimize the allocation of our resources, our operating costs and our profitability. To take advantage of market opportunities, the Water Division capitalizes on its technical expertise, its experience in managing customer relations and the mobilization of local teams in order to foresee the future needs of public authorities. It focuses, in particular, on developing employee skills to enable it to meet future challenges. The development of technical expertise in areas such as desalination and wastewater recycling solutions, represents a major effort to adapt to ongoing changes in the market. Going forward, the Water Division will seek to capitalize on long-term international development opportunities, the maturing of its larger contracts and productivity gains resulting from efficiency programs that have been implemented (encompassing purchases, information systems and sharing of best practices).

Environmental Services

Through the Environmental Services Division, we intend to maintain our position among the world leaders in this sector.

The environmental services sector is currently enjoying steady and long-term growth in demand, encouraged by increased regulation and higher public expectations in a number of countries. As a result, experts who can provide long-term services under cost-effective conditions and in compliance with environmental regulations are highly sought after.

In this favorable market environment in Europe, the United States and the Asia-Pacific region, Veolia Propreté has the following main objectives:

•

enhance its waste processing capabilities and develop its technological expertise in waste processing and recovery;

•

strengthen its service offering to industrial customers by capitalizing on its command of the entire waste management chain, while seeking wherever possible to generate synergies with the Group’s other businesses;

•

increase the profitability of its activities by renegotiating fees, maximizing the use of its production tools and reducing structural costs, while ensuring that all of its activities contribute to the development of high value-added services.

Energy Services

Through our Energy Services Division (Dalkia), we are a world leader in the management of energy services. The opportunities in this sector are significant, due to the possible increase over the long-term in energy prices and greater public awareness of environmental problems. These are linked in particular to the risk of climate change and have led to the search for solutions such as Dalkia’s initiatives to reduce the production of greenhouse gases and encourage energy conservation.

Dalkia’s development strategy is focused primarily on heating and cooling networks, the management of service sector buildings and retail centers, the handling of industrial utilities, and energy provision and services in the health sector.

Dalkia has fully embraced the objectives of reducing energy consumption and promoting renewable energy sources discussed internationally as part of the fight against climate change, and offers its expertise and services, in priority, in line with these two principles.

Dalkia’s development strategy focuses on the following geographical priorities:

•

growth in Southern Europe (Italy, Spain etc) by participating in the trend toward market consolidation and by developing the Group’s multi-service offers aimed at the private sector;

•

pursuing growth in the area of large heating networks, particularly in France and in Central and Eastern Europe, and large cooling networks in the Middle East, and the launch of a heating network market in Russia;

•

establishing a presence in North America by offering management services for networks, industrial utilities and shopping malls; and

•

the development of activities in China (networks and industrial utilities) and in Australia.

Back to Contents

These priorities are based on our ability to offer, with the deregulation of energy markets in Europe, innovative technical solutions focused on energy efficiency, that often combine our expertise in several areas. They also depend on our ability to promote integrated outsourcing services to private customers in the service sector and industry and for public infrastructure, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Transportation

Through our specialized subsidiary, Veolia Transport, we aim to become a major transportation service provider on a worldwide scale.

The proportion of the world population living in urban areas is expected to increase by approximately 30% over the next 30 years, and urban transportation needs are expected to increase by 50% by 2020, according to the International Association of Public Transport (UITP). These demographic changes raise concerns regarding the environment and urban congestion, with public transportation services a major concern for local authorities and inhabitants of large cities. As such, transportation increasingly impacts the image and identity of a large city, its economic development, urban renewal projects, and local solidarity.

The major challenges in this sector relate to the ever-increasing need for new transport infrastructure, environmental concerns, and the growing demand for the customization of mass transportation.

Veolia Transport’s strategy is to improve its performance in its core business of passenger transportation, with the following priorities:

•

Continued efforts in marketing, innovation and addressing environmental concerns to constantly improve customer satisfaction;

•

A focus on local or regional passenger transportation;

•

Selective growth based on the attractiveness of markets and the intensity of local competition; and

•

Continued growth in related activities such as railway freight given potential economies of scale and their importance for the environment.

Our Services

We are a global reference in the environmental services sector,1 offering a comprehensive range of services and possessing the expertise necessary to define a service offer tailored to individual customer needs, such as the supply of water and wastewater recycling, waste collection, processing and recycling, the supply of heating and cooling services, and the optimization of industrial processes.

Our operations are conducted through four Divisions, each specializing in a single business sector: Water, Energy Services (Dalkia), Environmental Services and Transportation. Through these divisions, we currently provide drinking water to more than 80.4 million people and treat wastewater for 58.5 million people in the world, process nearly 68 million tons of waste, satisfy the energy needs of hundreds of thousands of buildings for our industrial, public authority and private individual customers and transport approximately 2.6 billion passengers each year. We strive to develop service offers combining several of our businesses, either through several individual contracts or by combining services within a multi-service contract.

1 Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors have been estimated by us based on revenue figures published by competitors or by analysts.

Back to Contents

The following table breaks down our 2008 consolidated revenue by geographical market and Division, after elimination of inter-division transactions.

(in millions of euros)	Water	Environmental Services	Energy Services	Transportation	Total
Europe	8,611.4	7,666.0	6,769.0	4,651.4	27,697.8
of which: France	4,883.5	3,693.9	3,628.2	2,317.3	14,522.9
Germany	1,376.7	1,108.8	57.8	621.9	3,165.2
United Kingdom	671.5	1,667.7	487.9	128.2	2,955.3
Other Europe	1,679.7	1,195.6	2,595.1	1,584.0	7,054.4
United States	612.2	1,350.4	322.0	760.4	3,045.0
Rest of the World	3,334.3	1,127.7	358.4	642.3	5,462.7
of which: Middle East	862.1	79.9	60.6	24.2	1026.8
Asia – Oceania	1,335.4	706.0	109.4	556.8	2,707.6
Rest of the World	1,136.8	341.8	188.4	61.3	1,728.3
Total	12,557.9	10,144.1	7,449.4	6,054.1	36,205.5

Back to Contents

Water

Through Veolia Eau – Compagnie Générale des Eaux, we are the world’s leading provider of water and wastewater services for public authorities and industrial companies and are a world leader in the design of technological solutions and the construction of infrastructure for the performance of such services, via our subsidiary Veolia Water Solutions & Technologies. Veolia Eau provides drinking water to more than 80.4 million people and supplies 58.5 million people with wastewater serves and manages more than 4,400 operating contracts.

As of December 31, 2008, Veolia Eau had 93,433 employees around the world.2 The Water Division is present in more than 64 countries and principally France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic, Slovakia and Romania. The Asia-Pacific region (mainly China, Korea, Japan and Australia) also remains a key business development objective, with the signing of a number of major contracts with municipal and industrial customers over the past several years. Veolia Eau also has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contracts with the city of Indianapolis and more recently Milwaukee. Finally, Veolia Eau also has established a presence in the Middle East and Africa, primarily in Morocco and Gabon. Thanks to its network of research centers in France and abroad coordinated by us, Veolia Eau has mastered numerous major technologies and tools, enabling it to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and preservation of resources.

Combined with its strong local presence and more than 150 years of experience providing services to public authorities and industrial customers, Veolia Eau’s technical expertise is a significant advantage in the extremely competitive water services market. Increased demand within the water services market has been substantially driven by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization, or industrial clients. Optimizing the management of existing resources represents a major new way of satisfying increasing demand in the water services market, whether from public authorities in response to increasing urbanization, or industrial customers. New solutions, such as the desalination of seawater, a sector where Veolia Eau won a tender offer in 2008 for the supply of ten desalination units in Ras Laffan (Qatar), or the re-use of treated water, may represent an appropriate response in certain circumstances.

The following table presents the consolidated revenue and operating income of the Water Division, after elimination of inter-division transactions.

Water*

(in millions of euro)	2008	2007	Change 2008/2007

Revenue	12,557.9	10,927.4	14.9%
Operating income	1,198.5	1,267.7	(5.5)%

* Including Veolia Environnement’s share in the water activities of Proactiva, Veolia Environnement’s joint venture with FCC

2 Employees managed as of December 31, 2008, including 3,795 Proactiva employees allocated to its water business.

Back to Contents

Overview of Water Division

Veolia Eau manages municipal drinking water and/or wastewater services on five continents through a geographical organization featuring a strong local presence. Contracts with public authorities are typically long-term and range from 10 to 20 years in length and potentially up to 50 years under certain circumstances. These contracts take various forms, tailored to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others. They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of the assets (except in the United Kingdom) and retaining authority over water policy. Recent legislative changes have enabled us to integrate more elaborate mechanisms into our contracts allowing us to share in the added value (productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage relations with users, and we are constantly improving the efficiency of our services and our specific information systems. In certain countries where public authorities have sought either to implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau offers feasibility studies and technical assistance, which may include research plans, coordination and acceptance, network modeling and financial analysis. Outsourcing contracts with industrial and commercial customers generally have a term of 3 to 10 years, although certain contracts have terms of up to 20 years.

Service Contracts with Public Authorities and Industrial Customers

The main focus of our water business is the management of water and wastewater services for public authorities and industrial customers. Veolia Eau provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Eau also manages customer relations, providing billing services and call centers. Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts tailored to local environments. Veolia Eau continues to develop its service offering for industrial customers, capitalizing on its local presence in many areas and an adapted organizational structure. As a result, it is active in this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Veolia Eau also contributes to the development of our common service offerings, in particular in Europe.

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Eau develops technical solutions and designs/builds the infrastructure necessary to providing water services on behalf of public authorities and industrial and service sector customers. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized equipment, which is both reliable and high-performing, designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and customer service of these installations. Veolia Eau treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical and biological treatments, Veolia Eau has developed a comprehensive range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. The recycling/re-use systems installed by Veolia Eau provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing water consumption, operating costs and environmental damage. Through SADE, Veolia Eau also designs, builds, renews and recovers urban and industrial drinking water and wastewater networks and related infrastructure, in France and around the world. SADE’s services cover each stage of the water cycle, from collection to release, and its public and industrial customers benefit from SADE’s experience in this area.

Description of Activities in 2008

In 2008, Veolia Eau enjoyed several commercial successes and reported an increase in revenue of 14.9% over 2007, thanks to a high level of contract renewal in France, a marked increase in organic growth outside France, in particular in Asia, and strong growth in the engineering and construction business in France and internationally. Veolia Eau’s revenue was not affected by the loss of any major contracts in 2008.

In 2008, the city of Paris announced its decision not to renew the delegated management contracts that expire at the end of 2009. The Paris contract represented revenue of €140 million in 2008 for Veolia Eau.

Back to Contents

In France, Veolia Eau provides approximately 24 million inhabitants with drinking water and 16 million with wastewater services. Contracts renewed in 2008 represent expected total cumulative revenue of almost €1,419 million. The key renewals include contracts for the production and distribution of drinking water for the city of Toulon, the Cergy-Pontoise conurbation and the city of Cambrai. Contracts for wastewater services include the new contract with the Marne la Vallée wastewater authority, the contract with the Lens-Liévin metropolitan area and the new contract for the operation of the Nancy wastewater treatment plant.

In France, as part of its sustainable development policy, Veolia Eau continued efforts to further widen the scope of its activities with contractual models tailored to services enabling it to cover the full water cycle from extraction to recycling, by managing infrastructure and related services to preserve water resources and receiving bodies of water downstream. While the structural fall in unit consumption was exacerbated in France by unfavorable weather conditions in the summer of 2008 (-1.9% in 2008 compared to 2007), productivity efforts were stepped up compared to previous years.

In the Middle East, business was marked by the creation at the end of the year of a joint venture with Mubadala Development Company, aimed at developing a strategic partnership. The joint venture, named NAM 1, brings together the operating activities of Veolia Eau in Morocco and the Middle East, and is held 51% by Veolia Eau and 49% by Mubadala. The Middle East continues to be a major growth area for the engineering and construction business. After several contract wins in 2007, notably for seawater desalination in Fujairah (United Arab Emirates) and Jubail (Saudi Arabia), two new major contracts were signed in 2008 in Ras Laffan (Qatar) and Abu Dhabi.

In Asia, the major contracts won in China in 2007 reached maturity in 2008, particularly the Lanzhou (Gansu province), Haikou (Hainan Island) and Tianjin Shibei contracts. In Japan, we strengthened our activities in the provision of services to public authorities and industrial customers, with the acquisition of several companies.

Back to Contents

Principal Contracts in 2008

The following table shows the principal contracts signed or renewed in 2008 with either public authorities or industrial or commercial companies.3

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France Public authorities
Achères	May	New	55 months	135 million	Compliance work on a wastewater treatment plant
Les Grésillons 2	May	New	55 months	89 million	Second tranche of the Seine Grésillons wastewater treatment plant
Europe Public authorities
Czajka (Poland)	June	New	28 months	150 million	Modernization and extension of a wastewater treatment plant
Mafra (Portugal)	December	New	15 years	93 million	Management of municipal waste water services
Mullingar (Ireland)	November	New	22 years	48 million	Renovation and operation of the Mullingar wastewater treatment plant near Dublin
Castlebar (Ireland)	November	New	22 years	26 million	Renovation and operation of a wastewater treatment plant
Asia Public Authorities
Changle (China)	December	New	30 years	294 million	Operation of municipal drinking water services
Nagpur (India)	May	New	15 years	20 million	Design, construction and operation (15 years) of a drinking water treatment plant
Rosehill & Camellia (Australia)	September	New	20 years	99 million	Construction, financing and operation of the Rosehill and Camellia water recycling plant (west of Sydney)
Asia Companies
Dongbu (South Korea)	September	New	15 years	180 million	Construction, financing and operation of the water treatment facilities of the Dongbu Steel plant in Asan Bay
Americas Companies
Petrobras (Brazil)	September	New	30 months	60 million	Renovation of a wastewater treatment plant and construction of a new “re-use” plant and a sludge treatment unit in Parana
Africa Public authorities
Bata (Equatorial Guinea)	June	New	32 months	145 million	Construction of a drinking water treatment plan
Middle East Public authorities
Abu Dhabi and Al Ain (U.A.E.)	July	New	27 years (including a 25-year operating contract)	461 million	Financing, design, construction and operation of two new wastewater treatment plants
Riyadh (Saudi Arabia)	April	New	6 years	43 million	Delegated management of municipal drinking water treatment and distribution and wastewater collection services
Ras Laffan (Qatar)	June	New	28 months	305 million	Turnkey delivery of 10 desalination units

3 Estimated cumulative revenue represents Veolia Eau’s share in these contracts, converted into euros at the closing exchange rate as of December 31, 2008. As such, amounts indicated may differ from those reported in our press releases.

Back to Contents

Principal Acquisitions and Divestitures in 2008

In 2008, the main change in the scope of consolidation in the Water Division in Europe was the divestiture of the Czech water and wastewater company, 1.JVS, operating in South Bohemia.

In the Middle East, as part of the strategic partnership with the commercial development and investment company Mubadala, 49% of the share capital of NAM 1, created to house Veolia Eau’s investments in Morocco and the Middle East, were sold to Mubadala.

In Israel, Veolia Eau increased its stake in the company managing the BOT contract for the Ashkhelon seawater desalination plant from 25% to 50%.

In Japan, Veolia Eau strengthened its activities in the provision of services to industrial and public authority customers, with the acquisition of several companies, including Dai Nippon Eco Engineering, Eco Creative Japan and Yamagata Kankyo Engineering and by increasing its stake in Nishihara Environment Technology from 18% to 51%.

Finally, in the engineering and construction sector, Veolia Water Systems & Technologies purchased Biothane, a specialist in the anaerobic treatment of wastewater.

Following the creation, acquisition or consolidation of 59 companies in 2008 and the liquidation, divestiture or transfer of 32 companies, the Water Division (excluding Proactiva) comprised 711 companies as of December 31, 2008, compared to 684 in 2007.The main movements in the scope of consolidation include the acquisition or creation of new companies carrying operating contacts that came into effect in 2008.

Environmental Services4

Through our Veolia Propreté subsidiary, we are the number one reference in the environmental services sector, where we are involved in waste collection, recycling and processing and handles waste in all forms and at all stages of the waste cycle. Veolia Propreté manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to recovery, on behalf of both public authorities and industrial customers.

As of December 31, 2008, Veolia Propreté employed 105,267 people5 around the world, in approximately 32 countries. Veolia Propreté is a partner of over 740,000 industrial and service sector customers and serves nearly 70 million inhabitants on behalf of public authorities.

In 2008, Veolia Propreté estimates that it collected nearly 46 million tons of waste and processed nearly 67 million tons of waste, including 63 million tons of non-hazardous household and industrial waste and 3.9 million tons of hazardous waste. As of December 31, 2008, Veolia Propreté managed approximately 852 waste processing units.

The term of Veolia Propreté contracts usually depends on the nature of services provided, applicable local regulations and the level of capital expenditure required. Collection contracts usually range from 1 to 5 years, while waste processing contracts can range from 1 year (for services provided on sites belonging to Veolia Propreté) to 30 years (for services involving the financing, construction, installation and operation of new waste processing infrastructure).

The following table shows the consolidated revenue and operating income of our Environmental Services Division, after elimination of all inter-company transactions.

4 Unless otherwise indicated, commercial data reported in this subsection (number of customers, number of inhabitants served, tonnage collected, etc.) excludes Proactiva activities.

5 Employees managed as of December 31, 2008, including 7,244 Proactiva employees allocated to our environmental services business.

Back to Contents

Environmental Services*

(in millions of euro)	2008	2007	Change 2008/2007

Revenue	10,144.1	9,214.3	10.1%
Operating income	285.5	803.5	(64.5)%
* Includes Veolia Environnement’s share in the environmental service activities of Proactiva, Veolia Environnement’s joint venture with FCC.

Overview of Environmental Services

Our Environmental Services Division furnishes waste management and logistical services, which include waste collection, waste processing, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

Downstream, our Environmental Services Division conducts basic or more complex waste processing operations in order to reduce pollution and transform waste into a resource. Our Environmental Services Division:

•

sorts and processes waste in order to create new raw materials, which we refer to as recycling or material recovery;

•

transforms organic material into compost to be returned to the soil, which we refer to as composting or agronomic recovery;

•

returns waste to the natural environment in the least damaging way possible, through landfill sites or incineration;

•

produces electricity or heat using waste in landfill sites or incinerated, which we refer to as waste-to-energy recovery.

The services referred to above fall into three major business sectors: environmental services and logistics for local authorities and industrial companies, sorting and recycling of materials and waste recovery and processing through composting, incineration and landfilling.

Environmental Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Each day, Veolia Propreté provides urban cleaning services in many cities throughout the world, including London, Paris, Alexandria, Singapore and Dresden. Veolia Propreté also provides mechanized street cleaning and building facade treatment services.

Cleaning and Maintenance of Industrial Sites

Veolia Propreté provides cleaning services at the sites of its industrial and service sector customers, including cleaning of offices and maintenance of production lines. In the service sector, Veolia Propreté provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services are extended to food-processing plants, and heavy industry and high-tech sites, where Veolia Propreté offers specialized cleaning services (high pressure or extreme high pressure cleaning). Veolia Propreté also offers cryogenic cleaning, and reservoir cleaning services at refineries and petro-chemical sites. Finally, Veolia Propreté has developed emergency services to treat site contamination in the event of an accident or other incident.

Back to Contents

Liquid Waste Management

Through its specialized subsidiary SARP, Veolia Propreté provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.

Veolia Propreté has developed liquid waste management procedures that emphasize environmental protection, such as on-site collection and the recycling and reuse of water during the processing of liquid waste. Used oil, which is hazardous for the environment, is collected before processing and re-refining by a Veolia Propreté subsidiary specializing in the management of hazardous waste.

Soil Decontamination

Land redevelopment and the expansion of residential and business areas may lead to the use of sites where the soil has been polluted through prior use. Veolia Propreté has specific techniques for treating difficult sites, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning accidental spills and bringing active industrial sites into compliance with applicable environmental regulations.

Collection

In 2008, Veolia Propreté collected approximately 46 million tons of waste from private individuals, local authorities and commercial and industrial sites. More than 70 million people around the world benefited from Veolia Propreté’s waste collection services.

Veolia Propreté collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste. It maintains the cleanliness of green spaces and carries away “green” waste and also collects hazardous waste on behalf of its service sector and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms) and diffused dangerous waste. In 2008, Veolia Propreté collected approximately 2 million tons of hazardous waste.

Veolia Propreté also offers related services to its service sector and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

Transfer and Grouping of Waste

Waste of the same type is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to the appropriate processing center.

Hazardous waste is usually transported to specialized physico-chemical processing centers, recycling units, special industrial waste incineration units or landfill sites designed to receive inert hazardous waste.

Sorting and Recycling of Materials

Veolia Propreté processes waste with a view to reintroducing such waste into the industrial production cycle. Veolia Propreté’s recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mix with other recyclable materials.

Veolia Propreté received approximately 10.7 million tons of solid waste at its 339 sorting and recycling units in 2008, of which 7.7 million tons were recovered, including 3.3 million tons of paper. Veolia Propreté also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Veolia Propreté works upstream in partnership with industrial customers and with our CREED research center to develop new recycling activities. Recycled material is sold or distributed to intermediaries or directly to industrial customers.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

In 2008, Veolia Propreté processed nearly 67 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfill sites.

Back to Contents

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. In 2008, Veolia Propreté recovered almost 2.7 million tons of waste at its 125 composting units. 250,000, tons of urban and industrial sludge were reintegrated by Veolia Propreté into the agricultural cycle through land spreading, with a related tracking service offering.

Incineration and Waste-to-Energy Recovery

Veolia Propreté processes approximately 11.8 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 77 waste-to-energy recovery and incineration plants.

Energy is generated from the heat created by incinerating waste at these plants. Veolia Propreté uses this energy to supply urban heating networks or sells it to electricity providers.

Landfilling and Waste-to-Energy Recovery

In 2008, Veolia Propreté processed approximately 37 million tons of non-hazardous waste in 154 landfill sites. Veolia Propreté has developed the expertise to process waste through methods that reduce emissions of liquid and gas pollutants. Veolia Propreté currently has 168 landfill sites that accept or have accepted biodegradable waste and that are equipped to recover and treat biogas emissions from the anaerobic fermentation of waste. 81 landfill sites have recovery systems to transform biogas emissions into alternative energies.

Processing of Hazardous Waste

In 2008, Veolia Propreté processed 3.9 million tons of hazardous waste, of which 1.06 million tons were incinerated in 23 incineration units for specialized industrial waste, 750,000 tons were placed in 14 class 1 landfill sites and 1.6 million tons were processed in 70 units by physico-chemical or stabilization methods. The remaining 450 000 tons were processed in 35 specialized recycling centers.

The principal methods used for processing industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by processing at specially-designed landfill sites, and physico-chemical processing of inorganic liquid waste.

Through its specialized subsidiaries, SARP Industries and VES Technical Solutions (in the United States), Veolia Propreté has a worldwide network of experts, which has helped it become a world leader in processing, recycling and recovering hazardous waste.

Description of Activities in 2008

In 2008, our Environmental Services Division reported 10.1% revenue growth compared to 2007. Excluding changes in exchange rate and consolidation scope, organic growth was 4.5%.

Growth in France reached 11.2% (including organic growth of 3.8%), as a result of the acquisition of the Bartin Recycling Group, the third largest company in France specializing in the recycling and recovery of ferrous and non-ferrous metal, and the commercial development of industrial services and incineration activities, sectors in which new contracts were won or came into effect in 2008. Waste Electrical and Electronic Equipment (WEEE) activities continued to develop in 2008. A ship dismantling unit was created in Bordeaux and the first production unit to produce biomethane fuel from biogas was brought on-line in the Greater Paris region in 2008.

In the United Kingdom, organic growth was 8.6%, boosted by integrated contracts in East Sussex and Shropshire and two new 25-year PFI (Private Finance Initiative) contracts in the county of Southwark and the district of West Berkshire for the comprehensive management of household waste. Price increases in the collection and landfill sector also contributed to this growth.

The rest of Europe reported negative growth (-6.4%), primarily attributable to the downturn in revenue in Germany following the loss of contracts in the used packaging business in 2007 and the closure of a clay mine landfill site in 2008. A new organizational structure and recovery measures were implemented in Germany in 2008.

Back to Contents

In North America, organic growth reached 8.7% and was attributable to increased fees for solid waste, the industrial services business, the operating contract for the waste-to-energy facility in Pinellas, Florida and the contract for the processing of military waste at Port Arthur. In addition, Veolia Propreté consolidated its position in the marine industrial services sector with the commissioning of a new ship, specially equipped for deep-water maintenance and repair services on oil platforms.

In the Asia-Pacific region, organic growth was 16.6%, boosted by industrial service activities, ground soil decontamination, and liquid waste processing in Australia and by the start-up of new incineration contracts in Asia. In 2008, Veolia Propreté signed a 20-year contract for the management and maintenance of a waste-to-energy incineration unit in YongKang, Taiwan, which will process household and industrial waste from the county of TaiNan and generate electricity for the neighboring areas.

Major contracts lost in 2008 included the operating contract for the Romainville sorting center (Syctom, Greater Paris), the municipal waste collection and recycling contract in Liverpool (United Kingdom) and the industrial services contract in Marathon (United States). These contracts represented total annual revenue of €35 million.

Overall, Veolia Propreté’s activities were affected by a significant drop in recyclable material prices in the closing months of 2008. Since the end of 2008, industrial and commercial waste volumes have fallen in line with general economic activity.

Back to Contents

Principal Contracts in 2008

The following table shows the principal contracts signed or renewed in 2008 with either public authorities or industrial or commercial companies.6

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France Public Authorities
Bordeaux Urban Community	December	New	12 years	69 million	Operation of the Hauts de Garonne thermal complex (Cenon household waste incineration plant and Cenon & Lormont heating plant)
SEAPFA (Greater Paris)	November	Renewal	5 years	34 million	Collection of household waste and equivalent
SYCTOM Greater Paris	July	New	4 years	21 million	Receipt, sorting and packaging of large items collected from households
SMTD 65 (South-West region)	April	Renewal	5 years	22 million	Processing of household and equivalent waste at landfill sites
Pays de Montbéliard	December	Renewal	15 years	82 million	Operation and maintenance of the Montbéliard household waste incineration plant
Europe (excl. France) Public Authorities
London Borough of Southwark (United Kingdom)	February	New	25 years	700 million	Integrated comprehensive waste management contract
West Berkshire District Council (United Kingdom)	March	New	25 years	533 million	Integrated comprehensive waste management contract
London Borough of Croydon (United Kingdom)	May	Renewal	4 years	80 million	Collection and recycling of municipal, industrial and commercial waste and urban cleaning services
Rushmoor Borough Council (United Kingdom)	June	Renewal	7 years	34 million	Collection of household and equivalent waste, recyclable products and urban maintenance and cleaning services
North America Public Authorities
Pinellas County (Florida)	August	Renewal	7 years	39 million	Operation and maintenance of the Pinellas landfill site
Sarasota County (Florida)	May	Renewal	5 years	15 million	Operation and maintenance of the Sarasota landfill site
Orange County (Florida)	April	Renewal	7 years	35 million	Collection of household and equivalent waste, and recyclable products
Asia – Pacific Public Authorities
TaiNan County (Taiwan)	March	New	20 years	62 million	Management and maintenance of the YongKang incineration and waste-to-energy plant

6 Contract revenue represents Veolia Propreté’s share in these contracts, converted into euros at the closing exchange rate as of December 31, 2008. As such, amounts indicated may differ from those reported in our press releases.

Back to Contents

Acquisitions and Divestitures in 2008

The acquisition of Bartin Recycling Group, the number three company in France for the recycling and recovery of ferrous and non-ferrous metal, was finalized on February 13, 2008.

Other smaller acquisitions in 2008 helped increase Veolia Propreté’s sorting-recycling capacity in Europe (C&C Recycling in the United Kingdom and Miljøfabrikken AS in Norway) and contributed to the development of industrial services in North America and the Pacific region (Pacific Liner in the United States and Allied Industrial Services Pty Ltd in Australia).

Following the creation, acquisition or consolidation of 71 companies in 2008 and the liquidation, divestiture or transfer of 61 companies, the Environmental Services Division (excluding Proactiva) comprised 763 companies as of December 31, 2008, compared to 753 in 2007.

Energy Services

We conduct our energy services activities through Dalkia, a leading European provider of energy services to companies and public authorities. Dalkia provides services relating to heating and cooling networks, decentralized energy production, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads. We seize opportunities offered by the development of the energy and greenhouse gas emission reduction markets. Dalkia joins forces with its customers, helping them optimize their energy purchases and improve the efficiency of their installations (both in terms of cost and atmospheric emissions).

As of December 31, 2008, Dalkia had 52,802 employees in 41 countries around the world and particularly in Europe.

The following table shows the consolidated revenue and operating income of our Energy Services Division, after elimination of all inter-company transactions.

Energy Services

(in millions of euro)	2008	2007*	Change 2008/2007

Revenue	7,449.4	6,200.4	20.1%
Operating income	429.7	384.3	11.8%

* In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the results of operation of the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008, are recorded as Net income from discontinued operations, in the 2008 financial statements and in comparative data for 2007.

Overview of Energy Services

Dalkia’s business is currently facing three major challenges: global warming and the need to reduce carbon dioxide emissions; the increase in the price of fossil fuels and their eventual scarcity; and growing urban expansion and related industrial development.

Dalkia’s business is focused on optimal energy management. Dalkia has progressively set up a range of activities linked to energy management, including heating and cooling networks, decentralized energy production, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads. The health sector is also of strategic importance to Dalkia.

Dalkia provides energy management services to public and private customers with which it forms long-term partnerships. Management contracts for the operation of urban heating or cooling networks are typically long-term, lasting up to 30 years, while contracts for the operation of thermal and multi-technical installations for public or private customer may have terms of up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (six to seven years on average), while contracts in the facilities management sector generally have terms of three to five years.

Back to Contents

Whenever possible, Dalkia offers solutions to its customers using renewable or alternative energy sources such as geothermal energy, biomass (organic material), solar energy (thermal, photovoltaic, solar concentration), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. Energy sources are combined, wherever possible, to take advantage of the complementary nature of each source. In the biomass sector, Dalkia considerably stepped-up its development in 2008, winning three major cogeneration contracts in France following calls for bids launched by the French Energy Regulation Commission.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large urban heating and cooling networks. Dalkia currently manages 700 urban heating and cooling networks worldwide, particularly in the United States, France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. In 2008, Dalkia signed its first contract in the major Russian heating network market. Dalkia does not necessarily own the networks it operates and, in some cases, the networks are owned by public authorities which delegate the responsibility for their management, maintenance and repair to Dalkia. The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide range of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and service sector customers with integrated energy services including plant design, construction and improvement, energy supply, and plant management and maintenance. Dalkia provides customers with a wide range of technical services and implements new service offerings to satisfy demands for improved energy efficiency. It manages more than 100,000 energy plants throughout the world

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in Europe. It has developed expertise in the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and repair of equipment.

Integrated Facilities Management

Facilities management contracts combine, in a single comprehensive service offer, a range of services from the maintenance of thermal, electrical and mechanical equipment to logistics. Accordingly, the various needs of customers are satisfied by a single company. Dalkia provides facilities management services for industrial and service sector customers (business premises, corporate offices, health institutions, etc.).

Public Lighting Services

Citélum, a subsidiary of Dalkia, has earned a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures. Citélum operates and maintains lighting in a number of cities in France and abroad, and provides artistic lighting services at important architectural works and sites.

Services to Individuals

Together with Veolia Eau, Dalkia provides residential services to private individuals through Proxiserve, a joint subsidiary (energy/water services), including the maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2008

In 2008, the Energy Services Division reported revenue growth of 20% compared to 2007 (excluding Clemessy and Crystal, which were divested in 2008). This growth is due to energy price increases, commercial development and significant international expansion, with a major new presence established in the United States at the end of December 2007.

Back to Contents

In France, Dalkia renewed close to 80% of its contracts due to expire during the year. Contracts that were lost included the Bordeaux Communal Buildings contract, the Montereau Communal Social Center contract, the termination of the contract with the Pont de Claix paper mills (which were placed in receivership), the public services delegation contract with the Cherbourg-Octeville urban development area and one of the cogeneration contracts with Michelin in Clermont-Ferrand. Contracts not renewed in 2008 represented approximately 2% of Dalkia revenue in France.

In addition to the contracts signed in 2008, presented in the table below, Dalkia began a 5-year operating and maintenance contract in Bahrain in September 2008 for the International School and commenced activities in India under two industrial utilities management contracts for Motorola and IBM.

Back to Contents

Principal Contracts in 2008

The following table shows the principal contracts signed or renewed in 2008 with either public authorities or industrial or commercial companies.7

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France Public Authorities
Bordeaux Urban Community	December	New	12 years	127 million	Operation of a heating network using biomass energy
City of Martigues	July	New	24 years	43 million	Operation of the Canto Perdrix public service heating network
City of Saint Dié des Vosges	June	Renewal	25 years	54 million	Public service delegation contract for the production and distribution of heat via the Kellermann neighborhood network. Creation of a biomass heating plant
Seclin Hospital Center (59)	August	Renewal	13 years	22 million	Contract for the supply of cogenerated energy, the operation of heating, ventilation, cooling and sanitary hot water production installations and the cleaning of hydraulic networks
France Industrial and service sector companies
Alès University Hospital	January	New	20 years	41 million	Construction and operation of hospital energy facilities, networks and sub-stations
Rungis SEMMARIS International Market	June	New	6 years	7 million	Management and maintenance of production installations and the market heat distribution network
Solvay site, Tavaux	June*	New	20 years	500 million	Biomass electricity production plant
SMURFIT plant Facture, Gironde	August	New	20 years	1,002 million	Biomass electricity production plant
Europe (excluding France)
Nova Karolina (Czech Republic)	June	New	30 years	26.6 million	Contract for the supply of cooling services to the new Nova Karolina neighborhood in Ostrava
OC Forum (Czech Republic)	December	New	25 years	22 million	Supply of heating and cooling services to the new shopping mall, OC Forum in Usti
FINEP (Czech Republic)	July	New	15 years	25.7 million	Construction and operation of thermal installations for new residential accommodation in Prague
Rest of the World
Asia
Myongji Medical Foundation Hospital (South Korea)	February	New	5 years	6.5 million	Installations management contract: supply of heating, cooling and electricity services to the Hanbul hospital
Queensbay Mall, Penang (Malaysia)	July	New	5 years	15 million	Contract for the supply of energy, the maintenance of electrical and mechanical installations and facilities management
South America
City of Sao Luis (Brazil)	May	Renewal	5 years	26 million	Comprehensive management of the city’s public lighting
Middle East
Bahrain City center shopping mall (Bahrain)	December	New	3 years	4.5 million	Contract for the operation and maintenance of the site, energy monitoring and optimization and mechanical, electrical and plumbing maintenance services
* Date of contract award and granting of the operating license.

7 Contract revenue represents Dalkia’s share in these contracts, converted into euros at the closing exchange rate as of December 31, 2008. As such, amounts indicated may differ from those reported in our press releases.

Back to Contents

Acquisitions and Divestitures in 2008

In 2008, Dalkia continued its European expansion with various acquisitions and major projects, in particular the acquisition of the Polish group Praterm in February 2008.

In addition, the Energy Services Division consolidated for a full year the number two U.S. urban heating network management company, Thermal North America Inc., acquired in 2007.

Finally, Dalkia continued its development in the solar energy sector, with the acquisition of the Spanish company, MECANOVA, on April 25, 2008.

On December 16, 2008, Dalkia finalized the sale to Eiffage of Clemessy and Crystal, two companies providing electrical installation and maintenance and climate engineering services, respectively.

In total, over the course of 2008, Dalkia created or purchased 62 companies, and sold, liquidated or merged 42 companies. As a result, Dalkia held 528 consolidated companies, including 315 foreign companies, as of December 31, 2008.

Transportation

Through our Transportation Division, Veolia Transport, we are a leading private operator of public transportation in Europe. Veolia Transport operates passenger transportation services on behalf of national, regional and local authorities.

Veolia Transport has been managing and operating urban, regional and interregional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transport estimates that the worldwide transportation market currently represents revenue of €460 billion, of which only 15%, or approximately €70 billion, is currently open to competition. Growth potential therefore stands at around €390 billion. The opening of transportation markets to competition in recent years has been particularly significant in Europe, but has also occurred on other continents.

Moreover, the global trend towards greater urbanization automatically increases the need for mass transportation services, thus strengthening the market potential in areas that Veolia Transport seeks to service. The company, alongside the other Group Divisions, represents a major and steady contributor to Veolia Environnement's integrated environmental services offering.

As of December 31, 2008, Veolia Transport had 83,654 employees around the world. It has a presence in more than 28 countries, and conducts its business mainly in Europe, North America and Australia. While continuing to strengthen its position in France and the French overseas departments and territories, Veolia Transport also has a strong presence outside of France, where it earns approximately 60% of its revenues. In 2008, Veolia Transport continued its growth in North America, Asia and Europe. Veolia Transport estimates that it provided transportation to more than 2.6 billion passengers in 2008, and that it managed contracts with approximately 5,000, public authorities.

The following table shows the consolidated revenue and operating income of our Transportation Division, after elimination of all inter-company transactions.

Transportation

(in millions of euro)	2008	2007	Change 2008/2007

Revenue	6,054.1	5,590.1	8.3%
Operating income	145.4	130.3	11.6%

Overview of Transportation

Veolia Transport mainly operates passenger transportation networks and regular services in accordance with public service specifications (covering schedules, routes and fare structures) set by the competent public authorities (which generally retains ownership of the infrastructure). Contracts are awarded following public tenders.

Back to Contents

Veolia Transport primarily conducts its business through the outsourced management of transportation activities, under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. The relationship between the public authority and the transportation company is governed by fixed-term contracts that determine the risks to be borne by each party and the remuneration of the transportation company. As the fares charged by Veolia Transport to passengers of its transportation networks are usually insufficient to cover costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transport is paid a flat fee for its transportation services and consequently does not bear the risks associated with lower receipts or decreased passenger use (such contracts are referred to as “Public Market” contracts in France).

Management contracts generally have a term of 2 to 12 years, with the exception of “operating concessions,” which have an average term of 30 years.

Veolia Transport’s activities fall into five main categories:

•

urban mass transportation (urban transport, urban beltway and other specific transportation services);

•

intercity and regional transportation;

•

industrial markets (rail freight and related logistic services);

•

infrastructure management and airport services; and

•

transportation management (passenger information services, clearing-houses, call centers).

Urban Mass Transportation

Veolia Transport operates a number of bus networks, suburban trains, tramways and metros, and provides customized transportation-on-demand services. Veolia Transport is either partially or fully responsible for designing, planning and operating services, managing personnel, providing drivers and ticket inspectors, marketing efforts and customer service, as well as the maintenance, cleanliness and security of vehicles and network stations.

In many urban areas, Veolia Transport provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority. Veolia Transport also offers services within networks managed by several different operators in urban areas, including, particularly, the Paris suburbs, Stockholm, Sydney and Düsseldorf.

Veolia Transport operates ferry services in tandem with its bus services in various urban areas. This is notably the case of services provided in Toulon harbor and services to the Morbihan islands in France, and services provided in Finnmark (Norway) and in Sweden.

Urban and Suburban Transportation

In France, Veolia Transport operates the tramway, bus and light rail networks in Rouen, Saint-Etienne, Nancy, Nice and Bordeaux. It also manages bus networks in some 40 French cities.

Veolia Transport has a strong presence in the Greater Paris region, where it operates numerous bus lines in the intermediate suburbs of Paris and the greater metropolitan area. It is the main private operator in the region, operating the bus networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis and several highway express routes.

In Northern and Central Europe, Veolia Transport operates tramway, metro and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping. It also operates the Stockholm metro (Sweden) and bus routes in Scandinavia, the Netherlands, Switzerland, the Czech Republic and several cities in Poland.

In Southern Europe, Transporte España SL, a wholly-owned subsidiary of Veolia Transport, won a public tender to operate the Bilbao urban network, which came into effect on August 1, 2008. This enabled Veolia Transport to consolidate its position in Northern Spain where it also operates the Pamplona urban bus network. Via its subsidiary FCC-Connex, a joint venture with the Spanish group FCC, Veolia Transport manages urban transportation services in several other cities, including the Barcelona tramway.

Back to Contents

In the United States, Veolia Transport provides bus transportation services principally in California, Arizona, Nevada (Las Vegas), Colorado, Texas, Maryland and Virginia. Veolia Transport also manages suburban train services in Boston (MBCR), Los Angeles (Metrolink), San Diego (Sprinter) and Miami (Tri-Rail). In Austin (Texas), it is also operates rail freight services.

In Australia, Veolia Transport operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney and bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transport operates regional train services around the capital city, Auckland.

In India, work started on November 1, 2008 on the contract for the preparation, launch and operation of the future metro line 1 in Mumbai, scheduled for opening in 2012. Veolia Transport also submitted a bid in February 2008 for a sub-contracting contract for the operation and maintenance of line 2 of the Mumbai metro, as part of a consortium led by its local partner, Reliance Infrastructure Ltd.

In the rest of the world, Veolia Transport operates, through partnerships with other operators, a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia), a network of bus lines in Santiago, Chile and three urban bus networks and inter-city bus lines in Israel.

 Other Transport Services (transportation-on-demand, para-transit, taxis, etc.)

Veolia Transport offers innovative transportation services in certain cities that supplement traditional transportation networks. For example, Veolia Transport offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Vierzon, Bourges, Bordeaux, the Greater Paris region and Fairfax (United States). Veolia Transport also manages all transportation on-demand services in the North Brabant region and Limburg in the Netherlands. Veolia Transport manages taxi services in the United States, in particular in Baltimore, Denver, and Kansas City and in the Netherlands, France and Sweden. It provides transport for persons with reduced mobility in Bordeaux and other regions of France, in Canada and in the United States (para-transit), in particular California, Arizona, Nevada, Texas, Maryland and South Carolina.

In addition, Veolia Transport decided in 2007 to add “self-service bicycle hire” to the range of services offered to local authorities. Via its specialist subsidiary, Veloway, Veolia Transport won contracts to operate self-service bicycle rental systems in the city of Vannes and Greater Nice. Bicycle pools comprising some 180 bicycles in Vannes and 1,750 bicycles in Nice are expected to be brought into service soon.

Intercity and Regional Transportation

Veolia Transport provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transport is responsible for designing, planning, operating and maintaining the network and stations and ensuring their security, as well as selling tickets and providing customer service.

In France, Veolia Transport has a strong presence in the intercity and school transportation markets, covering over 60 French departments across the country. Veolia Transport also operates a number of regional rail networks, covering approximately 300 kilometers, through contracts with regional public authorities (notably in the Provence-Alpes-Cote d’Azur region) and through sub-contracts with the French national railroad company, SNCF (notably in Brittany). In December 2008, Veolia Transport signed a 12-year inter-city bus transportation contract with the Oise department.

In Europe, Veolia Transport has a strong presence in Germany, with over 2,500 kilometers of regional railway lines.

Through its subsidiary, Eurolines, Veolia Transport provides transport by motor coach on regular international routes serving over 1,500 cities throughout Europe.

In the rail transportation sector in the United States, Veolia Transport operates suburban networks in Boston and Los Angeles, the Sprinter network in South Los Angeles, the Miami suburban network and rail services around Austin, Texas.

Back to Contents

Veolia Transport continues to develop ferry transportation services in areas such as Finnmark and Norrland (Norway), Zeeland province (Netherlands) and Gothenburg (Sweden) , as well as through its 66% shareholding in the Société Nationale Maritime Corse Méditerranée (SNCM)(8), which manages passenger and freight maritime transportation services between Marseille, Nice, Corsica and North Africa.

Industrial Markets

Other than personnel road transport services provided by subsidiaries in France, such as at the Eurocopter site in Marignane, and in the rest of Europe, Veolia Transport industrial activities primarily focus on rail transport (freight transport and management of industrial rail junctions and related logistics). This activity generated approximately 3.1% of Veolia Transport’s revenue.

Rail freight transportation

This business is operated in Europe through Veolia Cargo, with the support of national subsidiaries in Germany, Italy, Belgium, France and the Netherlands.

In the rail freight sector, Veolia Transport operates a number of regional, national, and international freight trains throughout Western Europe.

In 2008, Veolia Cargo strengthened its position in Europe and notably Germany and the Benelux countries, with the acquisition and consolidation of Rail4Chem. The creation of a subsidiary in Switzerland enabled the launch of North-South rail traffic via Switzerland.

Veolia Cargo also strengthened its presence in the French domestic market and diversified its customer portfolio, notably by signing several contracts in the agri-food sector.

Moreover, in the industrial rail junctions and related logistics sector, Veolia Cargo, through its subsidiaries in France and Germany, manages industrial and port rail junctions for major industrial customers (in particular in the steel and refining industries), with factories that are connected to the national rail network.

Veolia Transport is therefore a major player in the European rail freight sector, offering a wide range of services from straight-forward transportation to comprehensive logistic services, irrespective of the distance, the goods to be transported or the form they take.

Hub management and airport services

Management of airport infrastructure

After entering the airport management market in 2007 with the management contract for the Nimes-Garons Airport, Veolia Transport currently operates, maintains and manages the two largest French regional airports, Beauvais and Lille-Lesquin, in partnership with the Oise Chamber of Commerce and Industry and the Greater Lille Chamber of Commerce and Industry and SANEF, respectively.

Paris-Beauvais Airport, which specializes in the development of a “low-cost” offering, welcomes some 2.4 million passengers annually. With growing traffic volumes, the construction of a second terminal and the installation of a new ILS (instrument-landing system) is necessary. The operation and maintenance of the Beauvais Airport hub was awarded for a period of 15 years, commencing March 1, 2008, to SAGEB, a company in which the Oise Chamber of Commerce and Industry owns 51% and Veolia Transport owns 49%. This contract also encompasses the operation of a coach service linking Beauvais and Paris, and the maintenance of installations and the construction of commercial infrastructure at the hub.

The Lille-Lesquin Airport is a general hub that receives both regular and occasional (charter) traffic. With over 68,000 tons of freight in 2007, it is also a major air-truck freight hub. In December 2008, the Greater Lille Chamber of Commerce and Industry was selected to continue managing and operating the regional airport hub in partnership with Veolia Transport and SANEF, via a special purpose entity owned 34% by Veolia Transport.

8 Since December 15, 2008, Veolia Transport’s equity stake in SNCM is 66% (compared to 28% previously). The other shareholders are the French State (25%) and company employees (9%).

Back to Contents

In Beauvais and Lille, the expertise of all Veolia Environnement Group Divisions will be mobilized for the success of ambitious environmental programs: selective recycling and waste-to-energy recovery of non-recycled waste, preservation of air quality, optimization of water and energy consumption, solar energy farm project in Lille, diversification of access methods (shuttle bus, transportation-on-demand, etc.).

Airport Groundhandling Services

This business covers a wide range of services for airlines in the airport zone, such as the transportation of freight, baggage handling, maintenance of and fuel distribution to vehicles, assistance to airlines on stop-over and all “runway” and “traffic” activities relating to aircraft departures and arrivals. These services are currently primarily offered at the Roissy – Charles-De-Gaulle hub by VE Airport.

Veolia Transport also manages airline passenger transportation services inside airports.

Transportation Management

Growth in Veolia Transport’s businesses also depends on increased use of public transportation networks, which is in turn closely linked to the quality of service provided by these networks.

Veolia Transport focuses its efforts on matching service offerings with demand for such services, and developing passenger information services. For this purpose, Veolia Transport developed “Optio,” a comprehensive passenger information system (call center, Internet, text messages and WAP) covering all transportation networks in a region (regardless of the operator). This system currently operates in the French departments of Oise and Isére. Similarly in Australia, the real-time information system, “SMS-Updates,” covering the Melbourne rail network, notifies users of service interruptions or delays through text messages sent to their mobile phones. This system is also installed in Stockholm.

In addition, Veolia Transport has recently created several internet sites that enable users to prepare their itineraries using local transportation systems in France and Australia.

Description of Activities in 2008

In 2008, our Transportation Division reported revenue growth of 8.3% compared to 2007 at current exchange rates and 10.6% at constant exchange rates.

In the road transportation sector, Veolia Transport signed a contract in 2008 for the management of the Bilbao bus network in Spain and won and renewed several contracts of average size, notably in France (Seine Saint-Denis, Royan and La Rochelle departments) and Europe (the Hague and others).

Veolia Transport strengthened its presence in the rail sector in 2008. After the United States, France, Australia, the Netherlands, the Czech Republic and Sweden, Veolia Transport continued its expansion notably in Germany, with the win by its local subsidiaries of a number of contracts, including a portion of the Leipzig urban express network, the regional express network serving the Brême and Lower Saxony regions and the Niers-Rhein-Emscher network in the Ruhr region.. These contracts, which should represent aggregate estimated cumulative revenue over their term of in excess of €1 billion, make Veolia Transport the leading European private operator of regional rail services.

Key events of 2008 include Veolia Transport’s continued development of airport hub management and operating activities, with the signature of operating, management and maintenance contracts for the two largest French regional airports, Beauvais-Tillé and Lille-Lesquin, following the Nimes–Garons airport contract signed in 2007. In addition to airport hub management and comprehensive operating services, Veolia Transport also offers shuttles services, notably in the United States, Germany and France.

Through our various Divisions, we are now present in over 20 airports in France and abroad, with inter-divisional synergies offering a real competitive edge.

The revenue represented by contracts not renewed in 2008 is immaterial compared with total revenue of the Transportation Division. Legal action has been taken and is currently in progress concerning the legality of the tender process which led to the renewal by other operators of contracts in Bordeaux (bus and tramway network) and Stockholm (subway management), which were not awarded to Veolia Transport at the end of 2008.

Back to Contents

Principal Contracts in 2008

The following table shows the principal contracts signed or renewed in 2008 with either public authorities or industrial or commercial companies.9

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Beauvais Airport	March	New	15 years	238 million	Management and operation of the Beauvais-Tillé airport hub
Lille Airport	December	New	10 years	61 million	Management and operation of the Lille Lesquin airport hub
Oise Department	December	New	12 years	334 million	Operation of the Oise department bus transportation network (inter-city)
Europe (excluding France)
Bilbao (Spain)	July	New	8 years (plus 2 years at the customer’s option)	305 million	Management of the Bilbao urban bus network
Dublin (Ireland)	October	Extension	5 years	175 million	Operation and management of the Dublin tramway
North America
Seattle	May	Partial renewal	5 years	74 million	Renewal of the Seattle para-transit contract
Los Angeles	May	New	5 years	36 million	Operation of regular bus passenger transportation routes and maintenance services
Baltimore	August	Renewal	3 years	39 million	Renewal of the Baltimore para-transit contract
California	October	New	6 years	82 million	Maintenance of the railway lines and infrastructure relating to the Metrolink passenger rail transportation contract in South California
Australia and New Zealand
Auckland	December	Extension	4 years	110 million	Passenger rail transportation in the Auckland suburbs
Sydney	August	Extension	5 years	30 million	Passenger transportation by light rail and monorail in Sydney and its surrounding suburbs
Asia
Mumbai (India)	December	New	8 years (including 5 years of operation)	70 million	Operation from 2012 of the Mumbai metro line 1

Acquisitions and Divestitures in 2008

In 2008, Veolia Transport continued its expansion, making a number of acquisitions outside France, such as the acquisition of Golden Touch Transportation in the United States, a supplier of transportation-on-demand services (taxis, limousines, minibus and bus), notably to international airports. Veolia Transport also bought out the 19% stake held by a minority shareholder in the share capital of Veolia Transportation on Demand (company serving over 17 airports in the United States), increasing its stake to 100%.

9 Contract revenue represents Veolia Transport’s share in these contracts, converted into euros at the closing exchange rate as of December 31, 2008. As such, amounts indicated may differ from those reported in our press releases.

Back to Contents

In China, Veolia Transport created in December 2008 with Nanjing Zhongbei, a major public transportation operator in Nanjing, a joint venture held 49% by Veolia Transport China Ltd, for the operation of transportation networks in six Chinese cities, including Nanjing and cities with an average population of between 500,000 and 1,500,000, for a period of 30 years. The company should generate estimated revenue of over €40 million in 2009 (including approximately €20 million for Veolia Transport). The six transportation networks will include 6,500 employees and 2,000 buses and will transport 360 million passengers each year.

In Lebanon, Veolia Transport finalized in the summer of 2008 the sale of Connex Liban SAL and its subsidiaries, an inter-city bus transportation company operating between Beirut and Tripoli.

In France, Veolia Transport is now the sole shareholder of VE Airport, following the buyout on December 12, 2008 of the 40% stake held by the minority founding shareholder. Veolia Transport also increased its interest in Société Nationale Maritime Corse Méditerranée (SNCM) from 28% to 66%, alongside the French State and company employees (who hold 25% and 9% of the share capital, respectively) following the buyout on December 15, 2008 of the stake held by Butler Capital Partners.

Finally, during the second half of 2008, Veolia Transport launched a major legal restructuring of its UK, Irish, Belgian, Dutch and Norwegian subsidiaries, held until then by a Northern Europe holding company, Veolia Transport Northern Europe. Each holding company is now owned directly by Veolia Transport. This reorganization took effect in January 2009.

As of December 31, 2008, Veolia Transport comprised 530 consolidated companies, compared to 528 as of December 31, 2007. During the year, 52 companies were consolidated for the first time, 35 companies were merged and 15 companies were liquidated or sold.

Development of Synergies: Multiservice Contracts

to Benefit Industrial and Commercial Services Clients

Outsourcing and Multiservices Market

The position we have forged over several years in the industrial services market and, more recently, the public and private service sector market, reflects the synergies that exist between our four Divisions, which enable us to provide management services with a range of offerings. Growth in this market is primarily driven by the expansion of outsourcing, as industrial companies seek to confer the management of certain ancillary activities to third party service providers.

This outsourcing trend applies to several of our businesses, including energy services, management of the water cycle, waste processing and recovery, on-site management of rail junctions and rail freight transport. We offer a “multi-service” alternative to our customers, which involves the provision of services by several of its Divisions under a single contract. This option enables us to better satisfy the expectations of customers who wish to outsource a range of services to a single service provider.

From an operational standpoint, the customer relationship changes: the service provider becomes the customer’s sole contact and a dialogue develops to seek solutions which satisfy the interests of both parties. This approach also allows for greater technical synergies, economies of scale and mutual commercial benefits.

Our multi-service contract signed in 2003 with PSA Peugeot Citroën, is a good example of these synergies. The subsidiary that was created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, which involves more than twenty different activities. By delegating such a broad range of activities to us, PSA Peugeot Citroën is able to ensure that its sites comply with regulations while achieving significant cost savings. These savings are mainly the result of an overhaul of the previous organization and work plan, the implementation of skills training programs, the taking over of management activities that were previously sub-contracted, and the implementation of a new energy policy. In 2005, the economic and operational success of this partnership led the PSA group to seek the same scope of services from us at its new facility in Travna (Slovakia).

Our Organizational Structure for the Provision of Multiservices

In order to develop this multi-service activity, we set up a specific structure, Veolia Environnement Industries (“VEI”), to coordinate these activities without replacing the Divisions, each of which remains responsible for the ultimate performance of services falling within its area of expertise.

Back to Contents

VEI manages our bids for multi-service contracts, and a project manager from VEI is appointed for each multi-service contract. Commercial projects and bids are prepared in conjunction with our Divisions, and are then reviewed by a commitments committee before being presented to customers.

The contract is then performed by a dedicated, special purpose entity managed in part by the Divisions involved in the project, in particular if we decide to take over the customer’s personnel.

Multiservices Business Activity

Our activities in the multi-service market primarily consist of approximately 15 major contracts, which together generate average annual revenue of more than €480 million and are estimated to generate cumulative revenue over their term in excess of €3.3 billion. The average contract term is ten years.

Multi-service activities have a strong international dimension, and particularly industrial customer investment abroad involving the construction of new factories (so called “Greenfield” sites). This is notably the case for ArcelorMittal in Brazil, PSA Peugeot Citroën in Trnava (Slovakia) and La Seda de Barcelona in Sines (Portugal).

Under a multi-service contract renewed in December 2007 for seven years with Novartis and relating to the pharmaceutical group’s site in Basel (Switzerland), we renovated and took over operating responsibility for what is now the largest waste incinerator in Switzerland. This installation, a reference of excellence in Europe, can process, under optimal efficiency and security conditions, some 30,000 tons of industrial waste, including highly toxic products (e.g. PCB). The waste incinerator generates steam that feeds a turbine producing 5,500 MWh of electricity annually, equivalent to the consumption of approximately 4,000 households. The steam recovered downstream of the turbine feeds a neighboring heating network.

In April 2008, we signed a contract with Artenius, a subsidiary of the La Seda de Barcelona chemical group, for its new site in Sines, south of Lisbon (Portugal). We will build and then operate the production plant for all utilities, including steam, electricity, demineralized water, industrial gas and effluent treatment. Utilities production (including a 40 megawatt co-generation electricity plant) is scheduled to commence in the last quarter of 2009. Our offer has been optimized to limit environmental impacts, in particular by installing an anaerobic effluent treatment process in order to reduce the volume of waste and recover biogas, which will be used instead of natural gas to produce steam. This 15-year contract will generate cumulative revenue estimated at €730 million.

Under multi-service contracts signed in May and July 2008 with Diageo, we have been entrusted with the construction and operation of treatment installations for solid by-products and effluents produced by two Scottish sites in Elgin and Cameron Bridge. The solutions adopted enable the recycling of water and the waste-to-energy recovery of liquid effluents through the production of methane and of biomass through the treatment of solid by-products. Consequently, between 66% and 98% of the industrial customer’s steam requirements will be covered by biogas or biomass.

In September 2008, we signed a multi-service contract with General Motors at its Luton site, north-west of London. This site houses the head office of General Motors UK and produces 100,000 utility vehicles annually. Services provided by us encompass the management and maintenance of utilities (water and energy) and installations (management of buildings and roads, excluding industrial maintenance). This five-year contract will generate cumulative revenue estimated at 16 million British pounds.

In April 2008, we joined forces with Clairvoyant Energy, a U.S. company specializing in the development of photovoltaic solar projects, and the government of Aragon, for the construction and operation of the world’s largest rooftop photovoltaic solar power station at the General Motors plant in Figueruelas, near Zaragosa in Spain. With installed power of 12 megawatts, annual output is expected to reach 15.1 million KWh, sufficient to satisfy the electricity requirements of some 4,600 households. The solar power station will feed electricity into the local Red Electrica grid, which will then be sold to Endesa under a contract guaranteeing a preferential rate for 25 years. The construction phase, led by us, lasted less than one year and the plant was brought online at the end of September 2008.

Back to Contents

Multiservices Contracts Signed in 2008

We entered into the following multiservices contracts in 2008 with industrial clients.10

Company	Location	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Artenius (La Seda de Barcelona)	Sines (Portugal)	April	New	15 years	730 million	Supply of utilities: steam, electricity, demineralized water, industrial gas, treatment of effluents
General Motors	Luton (UK)	September	New	5 years	16.8 million	Maintenance of utilities (water and energy) and installations (management of buildings and roads)
Diageo	Scotland	May and July	New	15 years	210 million	Management and treatment of waste and effluents at the Elgin and Cameron Bridge distilleries

Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges due to changes in regulation, as well as the presence of experienced competitors.

Competition in each of the markets in which we participate is based primarily on the quality of the products and services provided, and the suppliers’ reliability, customer service, financial position, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for public authorities or non-outsourced departments of industrial or service sector companies. In each of the markets in which we operate, our competitive advantages are our technological and technical expertise, our financial position, our geographical reach, our experience in providing environmental management services, our management of outsourced employees, and our ability to comply with regulatory requirements.

In the environmental services to industry sector, Suez Environnement provides a range of services including energy, water and waste management. In the energy sector, the GDF-Suez merger does not significantly change our competitive position, even if the merger of Cofatech (GDF) and Elyo (Suez) not only produced the most powerful competitor but also simplified the market. Certain players are originally from neighboring industrial sectors and are seeking to extend the scope of their business. This is the case for the subsidiaries of certain energy providers, notably in the heating network sector (Vattenfall, RWE). Companies specialized in electric installation, such as Cegelec, have also expanded their environmental services offering. In the facilities management sector, companies such as Johnson Controls seek to provide multi-service offers to their commercial clients. Cleaning companies, such as ISS, are looking to expand their offerings and to provide solutions that extend beyond the cleaning business. Finally, among new competitors, GE announced its intention to expand its business into the water sector. However, the vast majority of competitors do not offer the same range of technical expertise in environmental services as us. Therefore, in certain cases, our competitors are required to set up special purpose entities to cover the service scope required by customers.

We expect that our competitors in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management service providers. This change has been prompted by the desire of potential clients to outsource a larger portion of their business. We are therefore seeing the development of companies with worldwide capabilities focusing on multi-site and international calls for tenders, such as Jones Lang Lasalle in facilities management. Industrial service providers are also moving towards greater consolidation by creating multi-service subsidiaries. This is the case of Voith in Germany.

10 Revenues expected under foreign contracts won during 2008 have been converted into euros at the rate of exchange prevailing on December 31, 2008. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

A new form of competition has developed over the last few years due to the growing role of financial groups such as infrastructure funds (Macquarie Bank, etc.) or private equity funds. Although they are not global or strategic competitors, these players are often present in privatization tenders and asset sales and can occasionally compete with the Group for growth opportunities. The development of PPP has also resulted in the emergence of new players from the construction sector that are able to manage the major construction and financing challenges required by these operations. Service providers such as us may join forces with these companies as part of alliances formed to respond to tender offers. Such companies mainly include Bouygues, Vinci and Eiffage.

Finally, it is important to note that our main competitor is often the customer itself. Customers systematically compare the benefits and advantages of outsourcing with maintaining the status quo.

With regards to the provision of environmental services to public authorities, there has been a tendency in France in recent years towards a return to local government control, which has reduced the number of delegated management contracts available on the market. In Germany, the Stadtwerke play a leading role in the environmental services market (in the areas of water, waste management and energy services). In a number of countries in Eastern Europe, markets are slowly opening to competition, albeit partially. This trend nonetheless remains limited. Finally, new players from the public works and building sectors could look to offer services in the service market involving major and/or complex new investment, which subsequently require the provision of services (e.g. construction of a hospital which then requires operation and maintenance of common and technical services). These new players may provide services as part of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by the new regulation of June 2004. The emergence of such new players is a natural outgrowth of the development of a global service market integrating the construction and financing of the necessary infrastructure to the performance of services, which then revert to the customer at the term of a contract. For the moment, however, these new players act on a project-by-project basis, and do not seem to have a global strategy for establishing a competitive presence on the market.

Water Division

The main international competitor of Veolia Eau is Suez Environnement.

In national and regional markets, Veolia Eau has a number of local competitors, including both public and mixed private-public operators. Its main competitors in France are Lyonnaise des Eaux (Suez), Saur (Séché) and local public authorities.

In Spain, our main competitors are Suez Environnement (via Aguas de Barcelona and Aguas de Valencia) and construction and public works companies such as Acciona, Aqualia-FCC, Sacyr and ACS. In the rest of Europe, we compete with ACEA in Italy, Gelsenwasser in Germany and RWE which, after initially announcing it would focus its activities on energy services, announced its intention to develop a Water business in Germany and Eastern Europe by serving local authorities to which the RWE Group already supplies electricity and gas.

In the United States, American Water (the shares of which were initially publicly offered by RWE) and United Water (Suez) are solely present in the U.S. market. Through United Water and Degrémont, Suez Environnement purchased Earth Tech / AECOM operating contracts and the company Water & Power Technologies. In Latin America, Mitsui purchased Earth Tech Mexico as a springboard for future growth.

In North African, Middle East, Chinese and Indian markets, Veolia Eau is in competition with Asian companies (Singaporean companies such as Hyflux, Japanese companies such as Marubeni and Mitsui and Malaysian companies such as Ranhill) and Spanish companies (Acciona, Aqualia-FCC, ACS), as well as conglomerates, notably General Electric and Siemens, which have long shown their international ambitions in the market for water treatment technologies.

Environmental Services Division

Veolia Propreté’s main competitors in its sector are either regional players, or cover only part of the services offered by Veolia Propreté.

In Europe (including Central and Eastern Europe), where Veolia Propreté conducts the majority of its business, its principal competitors are Suez Environnement, acting through its subsidiary SITA, Remondis and Biffa.

Back to Contents

North America represents a promising growth market for Veolia Propreté, where its principal competitor is Waste Management. 2008 was marked by the merger of Allied Waste Industries and Republic Services, completed on December 5, 2008. This new group, renamed Republic Services Inc., comprises over 35,000 employees spread across 40 U.S. states and Puerto Rico. It will be a significant competitor of Veolia Propreté in the region.

Finally, in the Asia-Pacific region, our main competitors are Suez Environnement and various local companies.

Energy Services Division

The energy services market combines a diversified range of services and has many different types of market player. Through our Energy Services Division, we face strong competition consisting of sector-specific players. Only the group formed by the GDF-Suez merger, with its energy services subsidiaries, Elyo and Cofatech, has the ability to offer a diversified and comprehensive range of services with a strong international presence that is comparable to Dalkia’s own presence and services. Among sector-specific players, Dalkia faces the active presence of large local competitors such as ENEL, Vattenfall, Fortum, ATEL and EON.

In the service sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, food services, etc.) seeking to expand their offering to include multi-technical and multi-services activities, and from technical maintenance companies focusing on areas such as electrical installations.

In addition, we face growing competition from municipally- or publicly-run companies, principally in Central Europe, Germany, Austria and Italy.

Transportation Division

In the transportation sector, our principal competitors are large private operators, primarily French, American or British, and public companies (national or local) operating public monopolies.

The main private competitors on the global stage are the British groups Firstgroup, National Express, Stagecoach, Arriva and Go Ahead and the French groups Keolis and Transdev.

Firstgroup is the number one group worldwide in the provision of private public transport.

Keolis’ main industrial shareholder is SNCF (the French national rail operator). The remaining 53% of its share capital is held by Axa Private Equity and Caisse de Dépôt et Placement du Québec. Transdev, a subsidiary of Caisse des dépôts et Consignations, has an alliance with RATP (the Paris metro operator).

Among Veolia Transport’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and RATP and SNCF in France.

In North America, the competitive market has evolved, particularly as a result of the purchase of Laidlaw by FirstGroup. In the area of rail transport, Amtrak’s persistent budget difficulties have opened the rail market to delegated private management.

In Asia, companies with growing international ambitions represent new competitors in the European and Asian markets. These companies include, in particular, ComfortDelgro, the transport network operator in Singapore, which generates 40% of its revenue from international business, especially in China and the United Kingdom, and MTRC, the metro operator in Hong Kong, which participated in several railway calls for tenders in Asia and Europe.

Contracts

Contracts with public authorities under which we provide general-interest services to the public or public services, for which the local authority is responsible, can take a number of forms depending on whether the local authority decides to delegate operating activities to a company which acts on its behalf but under its control or whether it decides to perform the services itself with the assistance of the company.

Back to Contents

These so-called “general economic interest” services or public services are considered in numerous countries to be the responsibility of the competent public authority, which should not merely implement regulations and controls but also play an active role in their management, through one of the following approaches:

•

the public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management);

•

the public authority can decide to provide the service itself, but use private operators as subcontractors to manage the service on its behalf, or to provide limited services;

•

the public authority may prefer to delegate to a third party the entire responsibility for providing the public services, in which case the third party, under the terms of a contract comprising technical performance commitments, would be responsible for providing the human resources, equipment and financing necessary. The public authority may also request that the third party finance and build any required infrastructure under the contract. Third parties selected by the public authority may be either private operators, mixed public-private companies or other public entities.

The different ways in which public authorities choose to manage the provision of public services lead to different contractual mechanisms between the public authority and the company, to which we easily adapt. The contracts we use generally fall into one of three categories, depending on whether we are entrusted with full responsibility for provision of a public service and whether we have a financial and commercial relationship with end users:

•

the public authority chooses to manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or work. It pays the operator a contractually-agreed set price;

•

where new infrastructure is necessary for the provision of the services, the public authority may prefer a more comprehensive build/operate contract, which may include the financing of required infrastructure. These are known as public market contracts under EU law and also referred to as Build, Operate, Transfer (BOT) contracts, or since 2004 in France, as “partnership contracts”,

•

the public authority entrusts a company with responsibility for the full provision of a public service, with the company assuming all or part of the operational risks. Generally, the provision of the service is then financed by fees or charges paid by the end user of the service. The contractor has financial and operating responsibility for provision of the service, but must do so in accordance with the terms set by the public authority encompassing needs to be satisfied, expected performance and prices charged to end users. This is the structure of “delegated management” contracts or “concession arrangements” under EU law (also known as a Public Private Partnerships – PPP), which transfer to the concession holder the “risks and perils” or “risks and benefits” of the activity, to the extent compensation is linked to operating results.

In certain countries and for certain services, public authorities may also choose to be involved as little as possible in the provision of public services to inhabitants or be satisfied with more or less restrictive regulation of the relevant activities. This requires a company to seek out customers directly among the local population and creates opportunities for us, most often through acquisition of a private operator already serving a given area.

The historic traditions of the various countries in which we operate tend to favor one of the above-mentioned contract types over the others. In France, for example, where there is a long tradition of granting concessions, delegated public service management is often the preferred approach.

Current practices in various countries are, however converging, with public authorities adopting one or other contract types depending on the situation. All contracts have, in most cases, the common feature of being long-term agreements. They increasingly comprise the building of infrastructure, or at least the upgrade of existing infrastructure and in all events their maintenance and may also comprise the financing thereof.

We also enter into outsourcing contracts for the management of complex services with industrial and service sector customers, which are similar to the above contracts. Such contracts take a variety of forms but are always tailored to customer expectations.

Back to Contents

Despite differences relating to the nature of customers, the services contracted and the nature of the legal systems in which we operate, the expectations of our customers tend towards a demand for transparency during the bid process and during contract performance, formation of a real partnership in search of ways to improve productivity and performance and a desire for clear performance targets and variable compensation depending on achievement.

We are also very attentive to contractual provisions, in particular when we must finance the investments required under a contract. Given the complexity of management agreements and their long-term nature, we possess skills in contract analysis and control. The legal departments of our Divisions are involved in the preparation of contracts, and verifications are made on the implementation of our main contracts. Each year, our Internal Audit Department includes a review of the contractual and financial stakes of our most significant contracts in its annual program.

Environmental Regulation, Policies and Compliance

Environmental Regulation

Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America. On April 21, 2004, the European Union adopted a directive on environmental responsibility that has been enacted, or is in the process of being enacted, by member states. This directive generalizes across the European Union, a framework of environmental liability of competent public authorities for serious environmental damage or threat of damage to water, land, protected species or natural habitats, excluding individuals and property. This potential liability encourages the implementation of preventive measures. This Directive, as enacted in French law, extends the scope of liability, regardless of fault, for certain serious damage to the environment.

In addition, the REACH regulation on chemicals, which came into effect on June 1, 2007, establishes a new European methodology for the management of chemicals that is aimed at enhancing the knowledge of substances currently circulating within the European market and which implies in particular for the Group as a user of such substances, the strengthening of cooperation and exchange of information with suppliers and customers.

This led to the adoption by European MPs, at the end of 2008, of a “climate-energy” package which seeks to ensure compliance within the European Union of climate objectives by 2020: 20% cut in greenhouse gas emissions, 20% improvement in energy efficiency and 20% share of energy consumption in the European Union produced from renewable sources. This “climate-energy package” comprises six new texts: a directive on renewable energies, a directive on the emission trading scheme (ETS), an effort-sharing decision on greenhouse gas emissions, (outside ETS), a directive on the capture and storage of CO2, a directive on fuel quality and a directive on reducing CO2 emissions by cars.

Finally, in application of decisions made regarding the conclusions of the Convention on Biological Diversity, the European Commission implemented in May 2006 an action plan comprising objectives aimed at halting the decline in biodiversity and measures enabling the achievement of objectives by 2010. This action plan is based on an evaluation of lost biodiversity in Europe and elsewhere in the world and measures already taken by the European Union to resolve this problem.

Water

Water and wastewater treatment activities are highly sensitive to regulation. In Europe and North America, governments have enacted significant environmental laws at national and local level in response to public concern over the environment. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

Back to Contents

The quality of drinking water is strictly regulated at European Union level by Directive 98/83/EC of November 3, 1998, on the quality of water intended for human consumption, which was enacted by EU member states and into French law by the Decree of December 20, 2001 (certain provisions were incorporated into the French Public Health Code). In addition to quality control measures, this directive introduces the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271/EC of May 21, 1991, the objectives of which were confirmed and extended by the water framework Directive 2000/60/EC of October 23, 2000. Directive 2006/118/EC of December 12, 2006 on the protection of groundwater provides for oversight of and restrictions on chemical substances in water by 2015. Directive 2008/105/EC of December 16, 2008 lays down environmental quality standards for 43 chemical substances presenting a major risk to the environment or public health in the field of water policy. In France, regulations governing water intended for human consumption were revised, resulting in new water quality limits and references. The recovery of rainwater is also governed by a strict regulatory framework, covering, in particular, the use of rainwater in buildings and which introduces specific provisions aimed at protecting the quality of groundwater from the introduction of dangerous substances. For installations serving more than 10,000 inhabitants, the person responsible for water distribution must prepare a study of the vulnerability of water facilities to malicious acts. In establishments where water is provided to the public, it is the responsibility of the person in charge of the establishment (and not the public service provider) to ensure that the water is fit for consumption.

The treatment of wastewater is also directly impacted by Directive 2008/56/EC of June 17, 2008, known as the “Marine Strategy Framework Directive”, which seeks to protect and conserve the marine environment and thereby conserve the ecosystem and to establish marine protected areas in order to contribute to achieving the healthy ecological condition of the European Union marine environment by 2020 and by European Directive 2006/7/EC of February 15, 2006 concerning “bathing water”.

Public authorities also impose strict regulations concerning industrial wastewater likely to penetrate collection systems, as well as wastewater and sludge originating in urban used water treatment installations. In this respect, the waste framework directive of November 19, 2008 classifies land treatment using sludge produced by wastewater treatment plants as a recovery operation.

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or ground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. The law of December 30, 2006 on water and aquatic environments, addresses EU requirements for high quality water and significantly modifies French legislation on water, also addressing EU water quality objectives for 2015. Sources feeding into drinking water collection areas are of strategic supply importance and must benefit from protective measures to prevent widespread pollution and excessive withdrawal for irrigation purposes.

The violation of these texts is punished by both civil and criminal law and a company may even be found criminally liable.

In the United States, the main federal laws concerning the provision of water and wastewater treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and related regulations promulgated by the Environmental Protection Agency (EPA). These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those set up by the EPA and a number of states have done so.

Back to Contents

Environmental Services

In numerous countries, waste processing facilities are subject to laws and regulations that require service providers to obtain permits from public authorities to operate most of their facilities. The permitting process requires us to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfill sites must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and rehabilitation of sites during, and up to 30 years after, their operation. In addition, landfill sites must comply with a number of specific standards and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending on the type of waste. For example, sludge produced at wastewater treatment stations to be used in agriculture must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals such as cadmium, mercury or lead). Moreover, the NFU 44-095 standard, implemented in 2002 and henceforth applicable in France, strictly regulates the composting of material produced by the treatment of wastewater.

In France, pursuant to the provisions of Articles L. 511-1 et seq. of the Environmental Code (Code de l’environnement) relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfill sites for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and construction of waste processing centers. Hazardous waste is subject to strict monitoring at all stages of the processing cycle. Hazardous waste is tracked using a waste monitoring slip (bordereau de suivi des déchets - BSD). Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, Directive 2000/76/EC of December 4, 2000 on the incineration of waste sets emission thresholds for dioxins and NOx in particular. In connection with the application of this directive in France, compliance studies were submitted to the French governmental authorities in June 2003, in order to determine the necessary compliance measures to be implemented by the end of 2005.

At European Union level, a new Waste Directive was adopted on November 19, 2008, setting up a hierarchy of different waste management measures and favoring (i) the prevention of production, notably by requiring Member States to draft national programs, (ii) re-use, (iii) recycling, by defining new objectives to be attained by Member States by 2020, (iv) other forms of recovery and (v) safe disposal. It clarifies the concepts of recovery, elimination, end-of-waste status and by-products. The aim of this directive is to promote recycling, composting and waste-to-energy recovery of household waste.

With respect to the cross-border transportation of waste, the regulation of June 14, 2006 concerning the transportation of waste entered into force in July 2007. This text defines the conditions of the supervision and audit of waste transfers and simplifies and defines current procedures for the supervision of waste transfers for non-hazardous, recyclable waste.

Furthermore, through Directive 2003/87/EC of October 13, 2003, the European Union implemented an allowance system for greenhouse gas emissions, targeting carbon dioxide only. Veolia Environnement’s environmental services business falls outside the scope of the first and second phases (2005-2007 and 2008-2012).

The major statutes governing our waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “CERCLA” or “Superfund”), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which we operate also has its own laws and regulations governing the production, collection and processing of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfill sites and other hazardous and non-hazardous waste management facilities.

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

Back to Contents

Since the end of 2007, the IPPC Directive of September 24, 1996 regarding the “integrated prevention of pollution” is fully applicable. The directive requires a number of European industrial facilities, including large combustion plants, to obtain a license authorizing operations, to be renewed periodically, and based, as much as possible, on techniques having the least environmental impact, referred to as “best available techniques”.

European Regulation 2037/2000/EC of June 29, 2000 sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro chlorofluorocarbon that are used in cooling plants.

As a result of the Kyoto Protocol, European Regulation 842/2006/EC of May 17, 2006 requires stringent confinement and traceability measures for greenhouse gases, whether HFC refrigerating liquids or SF6 electrical insulators. Two European regulations clarify leakage control measures for refrigeration equipment containing hydro fluorocarbons (European Regulation 1516/2007 of December 19, 2007) and fire protection systems (European Regulation1497/2007 of December 18, 2007).

Energy services are affected by European Directive 2003/87/EC of October 13, 2003 on greenhouse gases emission allowances, and as we have combustion installations with thermal output greater than 20 MW, they are also affected by EU member state national plans for the allocation of allowances, effective since 2005.

European Directive 97/23/EC of May 29, 1997, aimed at harmonizing Member State legislation in the area of pressure equipment, imposes various security requirements for the design and manufacturing of such equipment, and requires an inspection of the compliance of the units housing such equipment.

Finally, with respect to its production of sanitary hot water, Dalkia is directly affected by European Directive 98/83/EC of November 3, 1998, which addresses the quality of water intended for human consumption. 18 Member States, including France, have taken the position that this directive applies to cold and hot water and to all types of management systems for production and distribution.

All of the directives and regulations mentioned are enacted by each Member State of the European Union.

In France, this primarily means compliance with the Law of July 19, 1976 on the environmental protection of designated installations, now integrated into the Environmental Code.

Under this law, Dalkia must obtain various permits and authorizations from regulatory authorities in order to operate its facilities, and ensure that its operations comply strictly with the terms of such permits. For large combustion installations (thermal output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Directive 2001/80/EC of October 23, 2001.

Articles R.512-55 to R.512-66 of the Environmental Code also require periodic inspection of certain installations classified as subject to reporting requirements. All orders governing the performance of such periodic inspections were published in 2008.

Decree n° 2007/737 of May 7, 2007, also integrated in the Environmental Code, completes Regulation 842/2006/EC and regulates the conditions of the market release, use, recovery and destruction of substances used or intended for use as refrigerating fluid in refrigeration or air-conditioning equipment.

With regard to pressure equipment, Directive 97/23/EC of May 29, 1997 (applicable to equipment manufactured since 2002) also modifies the procedure and inspection regulatory frameworks of member states and has helped to harmonize the operation of all installations that use such equipment. In France, the decree of March 15, 2000, as amended by the more recent decree of March 30, 2005, enacts this directive into national law.

In relation to managing the risk of legionnaires’ disease, the European Working Group for Legionella Infections (EWGLI), with the support and approval of the European Commission and based on the European Surveillance Scheme for Travel Associated Legionnaires' Disease (EWGLINET), has published new European guidelines for the control and prevention of travel-associated legionnaires’ disease (EWGLI 2005). In general, texts of varying reach are issued in Europe and around the world by public health authorities and associations for the protection of workers. Very often, these texts are presented in the form of preventive recommendations, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

Back to Contents

In France, the health ministry has recommended, since 1997, that health professionals and managers of establishments implement best practices for the design and maintenance of sanitary hot water production installations and networks, air-conditioning systems and other high-risk installations. In December 2004, a new French ICPE classification was created to define guidelines for the design and operation of cooling facilities using vapor processes (cooling towers).

In Spain, decree (real decreto) 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A Spanish standard-setting association has issued guidelines on the subject (100030IN).

In the United Kingdom, an Approved Code of Practice (ACOP L8) issued by the Health and Safety Executive is the authoritative text. This text also inspired similar procedures in Belgium, the Netherlands, Ireland and at EWGLI.

In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have also issued recommendations.

Italy and Portugal have partially adopted the ASHRAE guidelines, focusing preventive measures on the protection of tourists.

Transportation

Our transportation business is subject to a number of national and European regulations and particularly European Union directives that limit emissions by petrol and diesel engines and require us to obtain certain permits.

In the European Union, so-called “EURO” standards have been implemented for polluting emissions from thermal engines. All new vehicles currently manufactured in the European Union comply with “EURO 4” standards and Veolia Transport’s networks are renewing their fleets with “EURO 4” or “EURO 5” vehicles. Effective 2006, the “EURO 4” standard imposed stricter requirements for the reduction of polluting emissions. Further, Veolia Transport is committed, as part of its environmental management system, to lowering its total emissions and is preparing for new standards by testing and experimenting with emission reduction systems which will subsequently be marketed, thereby reaffirming its role as expert and advisor to customer public authorities.

Veolia Transport is subject to the environmental standards applicable to depots, garages and underground tanks, which may present a danger or inconvenience to the environment. For this reason, the majority of sites in France are subject to the regulations governing facilities classified for the protection of the environment, although generally only the simplified reporting system.

Finally, in France, the Law of February 11, 2005, concerning equal rights and opportunities and the involvement and citizenship of handicapped persons, provides that all public transport must be accessible to handicapped persons within 10 years.

Environmental Policies

We strive to help enhance the quality of life wherever we operate, and have placed the challenges of sustainable development at the heart of our strategy. For this purpose, we focus not only on the preservation of the environment and the protection of natural resources and biodiversity, but also assume its economic and social responsibilities, particularly at a local level where we are committed to stimulating progress.

Our action regarding greenhouse gases

An increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol, finalized in 2005, came into force in February 2005. Directive 2003/87/EC of October 13, 2003 created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system operates in parallel with the Kyoto Protocol system, which came into operation in 2005 and led to the creation of National Allowance Allocation Plans (NAAP). In France, NAAP 1 was adopted for the period 2005-2007 and was followed by NAAP 2 covering the period 2008-2012. In 2006, the European Union launched a review of Directive 2003/87/EC aimed at extending its application scope, strengthening controls and introducing an allowance trading system linked with the Kyoto protocol. At the beginning of 2008, the European Union adopted a climate-energy package (see Section 6.3.1 above).

Back to Contents

We are already active in this field at the European Union level and internationally, as well as at the national level.

•

In the European Union, all large combustion installations with thermal output greater than 20 MW are subject to the new allowance trading scheme. For us, this primarily affects the Energy Services Division, which manages over 77,000 combustion installations in Europe, including 250 installations concerned by emission allowances. Allowances awarded to Dalkia represent approximately 1% of total European allowances. Dalkia has adopted an active approach to managing carbon dioxide emissions and allowances, by implementing an appropriate structure and creating a special-purpose legal entity, VEETRA, to purchase, sell and price different types of greenhouse gas credits. These initiatives have enabled it to be an early participant in the allowance trading market, and through the pricing of allowances, to optimize the profitability of its contracts and in some cases finance new investments that help reduce greenhouse gas emissions.

Some of Veolia Eau’s sites in Germany have also been affected, following its takeover of public authority contracts (Stadtwerke).

•

At the international level (Kyoto Protocol), we seek to generate emission credits that can be traded on the market, by participating in projects in partnership with other European or developing countries that help to reduce greenhouse gas emissions. Veolia Propreté has completed five projects classified as Clean Development Mechanisms (CDM) by the CDM Executive Council: two in Brazil and one in each of Egypt, Mexico and Argentina. The experience gathered during these projects is now used for new projects under development. Approximately ten projects are expected to be carried out in South America, most of which relate to sites operated by Proactiva, and others are under consideration or currently ongoing in Asia and Africa. Dalkia has also completed a joint project in Hungaria. Veolia Propreté and Dalkia have already tested these mechanisms and intend to further develop implementation using dedicated teams.

Application in the transportation sector is subject to the existence of reliable measurement tools. Veolia Transport actively participated in developing an initial tool that would apply to business transportation, in collaboration with EpE and ADEME.

•

At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (such as the “Climate Plan” and “Domestic Projects” in France) or in the form of domestic markets already set-up or under study (New Zealand, Canada, Australia, and some U.S. states), that allow certain domestic projects to benefit from emission credits. Our teams are monitoring all of these developments and working on integrating them into their projects.

In 2008, we commenced the operational phase of our research program on the capture, transportation, use and storage of CO2 and launched preliminary geological studies at industrial sites in the Paris region at which Veolia Propreté operates non-hazardous waste recovery installations and landfill sites (see Chapter 11, Section 11.1.5 above). The study phase of this project was launched in 2005. This solution should contribute in 2050, to a 20 to 30% reduction in greenhouse gases worldwide.

Direct greenhouse emissions on sites that the Group managed in 2008 totaled 47.2 million tons of CO2 (carbon dioxide) equivalents (compared to 42.8 million tons in 2007).

Overall, we are contributing to a reduction in greenhouse gas emissions, both through the daily management of sites that it operates and through the use of renewable and alternative energies (in particular biomass, landfill gas and geothermal energy).

We are actively following regulatory developments that will undoubtedly become more restrictive in the future, viewing them as new opportunities to develop and market our environmental management skills.

Back to Contents

Preserving ecological balances

Whether through limiting water wastage, enhancing the quality of discharges or optimizing energy consumption in connection with water distribution and treatment activities, using alternative energies in its heating operations, recovering and processing biogas emissions at its landfill sites or using low-emission fuels in its fleet of public or private transport vehicles, we are involved in the main environmental problems currently affecting our planet by applying its know-how, technological capabilities and research potential to these problems. We contribute to enhancing quality of life and sanitary conditions of local populations in our day-to-day operations. For example, by supplying drinking water to impoverished areas we help to reduce infant mortality. In developed countries we have implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public and environmental sanitation. Similarly, improved waste management has a positive impact on quality of life, the environment and public health. Environmental service businesses offer a true means of accelerating sociological revolution.

Preserving economic and social balances

We also consider the economic and social factors that underlie the course of development in the countries where we operate, and work to develop solutions that are adapted to local restrictions and to transfer know-how in the geographical areas where our Divisions have operational responsibilities. We favor a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the populations of emerging countries, which enables the development of model plans that can be reproduced. In each of our projects, we seek to create a beneficial and educational dimension for the improvement of public health and the protection of the environment. We also try to assist in the development of areas where we provide services.

In 2008, we continued our strategy of forming partnerships with international institutions, reflecting our active participation in the United Nations Global Compact. Projects are focused on themed actions which involve us working alongside UN agencies, local authorities and civil society.

At the UN-Habitat World Urban Forum organized in Nanjing (China) in November 2008, for example, we participated in a group of experts formed to finalize public/private partnership guidelines covering access to essential services (water, wastewater treatment, transportation and energy) and excluding all forms of discrimination and calling for specific measures in favor of the poorest members of society.

At the International Water Exhibition in Saragossa (Spain), we shared our expertise during a symposium organized by the Prince Albert II of Monaco Foundation and the United Nations Institute for Training and Research (UNITAR). Best practices were shared on integrated water management in Tangiers (Morocco) and Toulon (France) and Proactiva Medio Ambiente, a joint venture with the Spanish Group FCC, made a presentation on Quito.

In addition, we continued to participate in the UNITAR program for strengthening local governance, which brought together over 450 public authority managers in 2008 from Asia, Africa, South America and Central Europe. The Steering Committee, including us, was received by the United Nations General Secretary, Ban Ki Moon, in Atlanta (United States) in May 2008.

Finally, aware of the need to mutualize resources to a maximum in order to achieve the “Millennium Objectives,” we joined forces with international financial backers: the International Finance Corporation (IFC), a World Bank institution, and the Agence Française de Développement (French Development Agency) acquired equity stakes in Veolia Water Africa, Middle East and India. Dalkia also entered into a partnership with the Asian Development Bank (ADB) to finance heating and cooling networks in China, and stepped-up its cooperation with the European Bank for Reconstruction and Development (EBRD) for future urban infrastructure in Russia and Ukraine

Since May 2004, we have pursued a charity program through a corporate foundation called Fondation d’Entreprise Veolia Environnement. This initiative is part of a long-standing tradition of corporate charity work, while enabling improved coordination of actions and a greater involvement of employees in the areas of solidarity, professional reinsertion, and environmental protection. Created for an initial period of 5 years, the founding members decided at the end of 2008 to extend the Foundation until December 31, 2013. Between 2004 and 2008, the Veolia Environnement Foundation supported over 700 projects, each sponsored by a Group employee.

Back to Contents

In 2008, the Foundation integrated the Group’s humanitarian assistance and international cooperation departments, Veolia Waterforce and Veolia Waterdev, within a single structure, Veoliaforce. The Foundation calls on the expertise of the four Group Divisions for the purpose of its charity work and benefits from the support of all of our employees.

Among the projects selected in 2008, certain major projects will require the support of the Foundation over several years. In Moldavia, for example, at the request of UNICEF, the Foundation will provide financial support and expertise in the water and energy sectors to the Child-Friendly Schools project, which seeks to improve the educational system and renovate basic school infrastructure (water, wastewater treatment, heating and thermal insulation). In Mauritania, the Foundation supports a project for the collection and recycling of plastic waste in Nouakchott, involving female cooperatives in the collection and initial sorting of waste. After being ground in a dedicated processing centre, the plastic is sold in granule form to local companies. Technical support provided by Veolia Propreté volunteers completes the financial support provided to the project. Another major project in the United States, sponsored by the Sky Island Alliance association, seeks to protect and rehabilitate the Madrean archipelago in Arizona, an exception ecosystem which is under threat. The Foundation is acting in partnership with American and Mexican NGOs, the University of Arizona, the Environmental Protection Agency and volunteer American employees of the Group. Finally, in the Democratic Republic of Congo, the Foundation participates, alongside the Congolese Health Ministry, the French ambassador, AFD, UNICEF, various NGOs and a network of scientific institutions, in a program to eliminate cholera. This program is active in seven towns in the Eastern region of the country, located in lacustrine areas identified as the source of epidemics and their spread, in order to improve drinking water production and distribution capacity, strengthen treatment of the illness and promote hygiene and health education. The Foundation contributes financial support to this project, together with the skills of Veoliaforce experts.

In 2008, the Veoliaforce unit took part in five emergency humanitarian operations involving volunteers from France and abroad, in China following the earthquake in the Sichuan region, in Cameroon in a camp of refugees fleeing armed conflict in N’Djamena, in Burma and in Haiti, devastated by cyclones and hurricanes and finally in Zimbabwe, following the outbreak of a cholera epidemic. Volunteers also contributed their technical expertise to development projects in over ten different countries, primarily in the water and wastewater treatment sector but also in the processing of plastic waste in Mauritania and with respect to heating and energy problems in Moldavia. These different missions represented over 1,400 days spent by volunteers on-site in 2008.

Finally, the Foundation created the Environmental Book Prize (Prix du Livre sur l’Environnement) in 2006. In its third year, this prize was awarded to “A Perfect Red” by Amy Butler Greenfield.

The Veolia Environnement Institute: a scientific approach dedicated to prospective tools for the environment and sustainable development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, we created the Veolia Environnement Institute (VE Institute) in 2001 to encourage forward-looking analysis of a number of issues relating to sustainable development. This is achieved through exchanges with the academic world and civil society in order to develop autonomous scientific expertise to support our long-term vision and improve our ability to forward-plan. Through its work, the VE Institute sheds light on the principal trends that will influence the provision of environmental services over the next ten years.

Through its Foresight Committee, composed entirely of individuals of international reputation and standing, VE Institute benefits from the contribution of leading outside expertise on different key subjects (including climate science, public health, the economy and human sciences) while remaining firmly anchored in the daily realities of our different businesses. This dual capability represents both the originality and the strength of the VE Institute, which intends to be a leading figure in the main environmental debates and issues of the 21st century. For this purpose, the Institute calls on a network of multidisciplinary experts thereby collecting the most relevant ideas on global trends. The VE Institute strengthens its network of academic partners, particularly in emerging countries and develops its program of forward-looking studies. It continued its collaboration with The Energy and Resources Institute (Delhi, India), the Energy Research Institute (Beijing, China) and Tsinghua University (Beijing, China) on a study of the carbon footprint concept in Asian cities and its measurement in two cities, Jaipur in the State of Rajasthan in India and Shijiazhuang in Hebei Province in China. It worked in partnership with the Poverty Action Lab at MIT (Massachusetts Institute of Technology) on a study of air pollution in a poor State of India.

Back to Contents

At the same time, the VE Institute is developing a high-level scientific policy and officially launched two new reviews in 2008. S.A.P.I.EN.S (Surveys and Perspectives Integrating Environment and Society), is a multidisciplinary review publishing articles from top specialists in order to set forth recent advances in the field of sustainable development. At another level, FACTS Reports seeks to collect, broadcast and capitalize on the knowledge and good practices of people in the field (NGOs, international organizations, etc.).

The VE Institute also organizes international conferences in France and abroad. In October 2009, the fifth conference on “Trade, Urbanization and the Environment” will be held in Beijing. This event is organized by the Center for Human and Economic Development Studies of the School of Economics of Beijing University, a pioneer in research into human development in China. It will bring together representatives of the academic world, public authorities, industry and civil society to discuss the issues facing China as a result of its accelerated economic growth, increasing urbanization and environmental resource base, which is both fragile and unequally distributed. The conference will analyze these challenges from both an economic and socio-political standpoint and their implications for individual towns and cities.

Together, the work undertaken by the VE Institute forms a discussion platform for exchanges on major environmental, economic and social issues that will be called on to satisfy the demands of civil society.

Environmental Compliance

As a specialist in environmental management services, we are naturally concerned about the environmental consequences of each of our businesses, both in France and worldwide. In this respect, we consistently seek to comply with applicable regulations, to meet the needs and demands of our customers and to optimize the techniques we implement. We highlight below some of the more significant environmental actions that we have undertaken without any regulatory or contractual obligation to do so.

Water

Use of Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our customers. In this respect, the progressive roll-out of our environmental management system provides, in particular, for the monitoring of water consumption and quality in all of our activities. Action plans reflect two primary concerns: increased monitoring of the health quality of water intended for human consumption and the control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, we installed an indicator to monitor the quality and compliance with regulatory standards of our drinking water. Our industrial water consumption amounted to 530.3 million cubic meters in 2008. Climate changes in certain regions of the world heighten strains on water resources. We study and promote techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and the production of water for industry or farm irrigation by recycling wastewater. These developments are conducted in close association with local authorities, regulatory bodies and the scientific community.

Water pollution

98.5% of Veolia Propreté’s landfill sites are equipped with treatment stations for leachate (water that percolates through stored waste).

Waste water

Our wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 90.7% in 2008.

Energy efficiency and the use of renewable energies

We contribute to the reduction of primary energy consumption. Dalkia optimizes energy management for more than 110,000, energy installations worldwide, from urban heating networks to housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations focuses on operating and maintenance quality and their modernization.

Back to Contents

Heating networks that offer optimized energy performances by concentrating production on a single site and involving co–generation (the simultaneous production of thermal energy and electricity) represent strong growth areas for Dalkia. Efforts in the renewable energy field affect all of our businesses. We are not only developing biomass, geothermal and solar energy offerings, but are also capturing energy from incineration plants and biogas from landfill sites.

Veolia Transport continues to provide environmental performance training to its drivers, with as a result not only enhancement passenger comfort and reduced polluting emissions, but also significant fuel savings.

Our total energy consumption amounted to 169.6 million MWh in 2008, as a result of the development of our activities.

Use of soils

In 2003, we integrated all activities relating to the treatment and recovery of sludge within a single entity, SEDE Environment. As a result, we have a precise, global and integrated overview of sludge management options, allowing it to optimize its agricultural recovery in particular.

We continue our efforts to manage the quality of waste in the sewage networks and acts upstream to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through its Actipol method). Veolia Eau has finalized certification guidelines defining requirements applicable to wastewater treatment systems for the production of quality sludge to be used in agriculture. Upstream, we promote the agricultural recovery of sludge through composting and engages an independent certifying body to audit its composting and agricultural recovery networks.

This recovery is conducted in conjunction with the agricultural recovery of the fermentable fraction of household waste. We produced 1,231.5 thousand tons of compost in 2008. 51.8% of sludge produced was used in agricultural activities, due to the development of other processing and recovery outlets. We have initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate our agricultural impact (the Quali-Agro program led by CRPE – our center for research for environmental and energy services - in coordination with INRA). We are also active in the rehabilitation of polluted soils. Using several processes, including thermal absorption, Veolia Propreté processes almost all the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gas Emissions

Certain of Dalkia’s activities (in particular its combustion installations with thermal output greater than 20 MW) are subject to the provisions of European Directive 2003/87/EC of October 13, 2003, which establishes an allowance trading scheme for greenhouse gas emissions in the European Union, enacted in Member State legislation at the beginning of 2005. Direct emissions (including biogas generated at landfill sites) and indirect emissions (linked to energy use and heating purchases) at sites managed by us in 2008 amounted to 47.2 million tons of CO2 (carbon dioxide) equivalent, due to the development of our businesses.

Given the differing national and international methods for measuring the production and emission of methane at waste landfill sites, we are unable to provide a reliable measure at this time. Within this context, we decided to further our knowledge of measuring methods, notably through participating in working groups organized by international authorities (WBCSD and WRI). Work on elaborating and attempting to reconcile the different methods should lead to the identification of a single method, which can serve as a benchmark for all Veolia Propreté sites and enable uniform and comparable reporting.

We also contributed to a reduction in greenhouse gas emissions, firstly by reducing our direct emissions and secondly by avoiding emissions which would have occurred without the intervention of our businesses. Among the Group’s actions to reduce greenhouse gas emissions, Veolia Propreté continues to implement and optimize biogas collection systems at its landfill sites. 94 waste landfill sites for which we control investment are equipped with biogas collection and processing systems. In 2008, our efforts contributed to a total decrease in emissions of 26.8 million tons of CO2.

Furthermore, we actively participate in the flexibility mechanisms outlined in the Kyoto protocol, which came into force on February 16, 2005. Veolia Propreté participates in the reduction of greenhouse gas emissions with Clean Development Mechanism (CDP) projects in Brazil, Mexico and Egypt for biogas collection and recovery systems.

Back to Contents

Other Emissions

Installations operated by us mainly emit sulfur and nitrogen oxides (SOx and NOX), carbon monoxide (CO), volatile organic compounds and dust. Emissions of SOx from waste incineration units (hazardous and non-hazardous waste) amounted to approximately 83 grams per ton of incinerated waste in 2008. In particular, Veolia Transport is pursuing research, in partnership with ADEME, into identifying and assessing the market systems best able to reduce NOx emissions by its bus and coach fleet.

We are committed to reducing our emissions below regulatory requirements by (i) improving the treatment of air emissions and developing better technologies (treatment of incineration smoke by Veolia Propreté, reduction in vehicle emissions by Veolia Transport, low NOx -emission combustion technologies in Dalkia) and (ii) reducing consumption and encouraging the use of cleaner fuels (low-sulfur fuel oil and coal, natural gas, LNG for combustion installations and vehicles and electric or hybrid vehicles).

Furthermore, Veolia Transport continues its efforts to reduce polluting emissions (CO, HC, particles) from its fleet of passenger vehicles. A new benchmark was defined, corresponding to 80% of the 2008 bus and coach fleet. Emission reduction targets were set for the end of 2011: 8% for carbon monoxide unit emissions (CO), 24% for hydrocarbons (HC) and 27% for particles. Veolia Transport remains committed to providing drivers with environmental performance training, which notably enables a reduction in polluting emissions. In 2008, the number of employees having received training increased to 61.8%. With regards to NOx emissions, over the last few years Dalkia has carried out an evaluation program covering available technologies (fuel oil low emissions, recycling of fumes, air terracing, combustion modeling, etc.).

Veolia Propreté developed a semi-permanent dioxin emission control method during waste incineration, allowing for a control of the flow of pollutants emitted throughout the year. We offer this reliable and efficient measurement technique to all our customers.

Noise and olfactory pollution

We have also developed new processing and storage techniques for odors, particularly in wastewater treatment plants and landfill sites for household waste. We also uses new and more silent technologies in some of its installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations and transport vehicles.

Preserving biological balance, natural environments and protected animal and plant species

We integrated the protection of biodiversity into the first undertaking of our Sustainable Development Charter and since 2004 have developed an approach based on the nature of business impacts and the implementation of integrated management into the Environmental Management System.

To identify its impact, we call on an internal expert who is primarily responsible for analyzing biological tools used to evaluate the ecological state of marine and land life. Moreover, we work with a number of universities and institutions in order to further its knowledge through innovative research programs covering the interaction of its activities and the functioning of ecosystems.

We also carry out a management measures aimed at raising employee awareness and best practices. Such measures include the Geographical Biodiversity Information System, which enables the location of our main facilities to be precisely identified in relation to ecological hotspots (identified by the International Conservation Organization).

In order to improve the structure of its policies, we are currently working on defining a methodology enabling sites to carry out their own biodiversity appraisals and to implement an appropriate action plan.

In 2008, we entered into a partnership with the French Committee of the International Union for Conservation of Nature (IUCN). The primary aim of this partnership will be to assist us with the integration of biodiversity into our corporate strategy, strengthen our R&D strategic cap thanks to a network of recognized experts and participate in raising awareness among our employees through training measures. IUCN France comprises 44 members (government ministries, public institutions and NGOs) and a network of approximately 250 experts. At the international level, IUCN has been a United Nations observer since 1999.

Back to Contents

In France, numerous activities fall under the control of either the ICPE regime (facilities classified for environmental protection) or its equivalent. Therefore, all business development is conducted in tandem with the preparation of environmental impact studies comprising a highly detailed section on animal and plant life. The management of these impacts is, accordingly, a constant concern for the operating staff of our different businesses (waste treatment, decontamination stations, combustion facilities, rolling stock depots, etc.).

Evaluation or certification regarding the environment

Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time. In 2008, based on a wider application scope encompassing Veolia Propreté’s waste collection and cleaning businesses, we undertook to implement an environmental management system in 60% of relevant activities by the end of 2011. Subject to the circumstances of each of the entities concerned, this voluntary approach leads to the general application of ISO 14001 certification standards. Some 26,247 of our sites are currently ISO 14001 certified.

Compliance with applicable legal and regulatory provisions

Our environmental management system includes, among other things, an environmental audit program that allows it to monitor the regulatory compliance of sites, as well as their compliance with contractual obligations and our standards. We have defined a general framework to ensure the consistency of the audit systems developed by its Divisions, each of which remains responsible for the definition and implementation of its own system. Based on this definition, we set an objective of remaining above the threshold of 90% of priority installations audited in the preceding 5 years. As of December 31, 2008, 91.5% of priority installations had been the subject of a regulatory compliance audit.

Priority sites are drinking water production sites and urban wastewater treatment plants, waste processing sites, Dalkia classified installations and certain Veolia Transport centers. These facilities are the most sensitive to environmental impacts.

Expenses incurred to preserve the environment

Given the nature of its services, a large majority of our expenditures and investments have a direct impact on the environment. Our industrial investments amounted to €2,893 million in 2008 and include not only investments of a contractual nature, but also expenditures incurred for Research and Development, employee training, our certification program and the implementation of the environmental management system.

Prevention of environmental risks

In addition to the measures described above for the reduction of environmental risks, such as research and development or employee training, we have set up an Environmental Performance Department. This department’s principal role is the roll-out and management of the Environmental Management System, thereby encouraging consistent objectives and actions among the Divisions as well as information sharing and best practices. It heads an Environmental Management Committee, comprised of representatives of all our Divisions and representatives from the Sustainable Development Department. A Steering Committee, headed by executive management and comprising an Executive Committee member from each Division and representatives from various departments (particularly the sustainable development, legal and R&D departments) will also be formed to approve the strategic cap adopted for environmental management and to report to our Executive Committee on an annual basis. In addition, our risk department is in charge of identifying, assessing and managing risks. It relies on the work of the Group Risk Committee.

We have also set up crisis management procedures that cover environmental crisis management, including, in particular, on-call and alert systems at national and international levels, enabling any necessary measures to be taken on a timely basis.

Provisions for site closure and post-closure costs

As of December 31, 2008, provisions for site closure and post-closure costs (encompassing provisions for site restoration, the dismantling of installations and environmental risks) totaled €589.1 million.

Back to Contents

Compensation paid in 2008 in execution of legal decisions relating to the environment and actions taken to repair environmental damage

Provisions for litigation used in 2008 totaled €95.4 million, including all types of litigation (tax, employment and other litigation).

International environmental targets

The roll-out of the Environmental Management System continued in 2008 and now covers 77% of sites.

Intellectual Property

We own a number of brands, including the “Veolia” brand. Since November 2005, we have adopted a new brand strategy aimed at uniting the Water, Environmental Services and Transportation Divisions under the Veolia banner. Three of our divisions remain identifiable according to their business descriptions: “Water”, “Environmental Services” or “Transportation”, while our Energy Services Division is known under the name “Dalkia”. As a result, the companies at the head of the Water, Environmental Services and Transportation Divisions, as well as most of companies in the countries and regions where the Group is based, are progressively modifying their corporate names in order to include “Veolia”. This strategy, as implemented by our senior management, illustrates our desire to increase the global consistency of our divisions and our visibility, by strengthening our identity and global culture based on our service values. Accordingly, the “Veolia” brand will become an international reference for trust, reliability and expertise in the environmental services sector.

Innovation is essential to our growth and profitability. We hold a portfolio of patents protecting the know-how of our Water, Environmental Services, Transportation and Energy Services Divisions and also innovative discoveries of our Research Department. With this patent portfolio and the associated expertise, we set ourselves apart from the competition and strengthen our position as a reference for environmental services.

We believe our business is not dependent on the existence or validity of one or several of these patents nor on any contract covering one or more intellectual property rights. Furthermore, we are not dependent on any customer, major license or industrial, commercial or financial supply contract.

Seasonality

Certain of our businesses are subject to seasonal variations. Dalkia generates the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related wastewater treatment services tend to be higher between May and September in the northern hemisphere, where Veolia Eau conducts most of its activities. Finally, in transportation, SNCM’s activity is strongest in the summer season. Thanks to the diverse nature of our operations and our worldwide presence, our results are, in general, not significantly affected by seasonal variations.

Raw Materials

Fuel prices (mainly gas and coal) can be subject to significant fluctuations. Energy prices have fluctuated widely in the past few years. After a lull at the end of 2006, the price of a barrel of Brent oil nearly tripled from its low in January 2007 ($49) to its high in the summer of 2008 ($145), spurred by fears of potential supply problems in light of geopolitical tensions within the major oil producing countries (Nigeria, Venezuela) and OPEC’s reluctance to raise its production quotas in response to strong global growth. During the fourth quarter of 2008, following the eruption of the global economic crisis, the price of crude oil plummeted, falling in just two months to below its level at the beginning of the year. The general consensus of opinion among energy product analysts is, however, that energy price will increase significantly in the long-term, due to the increasing rarity of known oil reserves, a marked increase in extraction costs and the need to adopt new energy sources in response to growing environmental requirements. However, the timing of this upturn is difficult to forecast, due to the limited visibility of market participants regarding economic growth. Therefore, the possibility of a further drop in commodity prices cannot be excluded. In any event, 2009 should, like 2008, be marked by considerable volatility.

In this context, our businesses are not, and should not in the future, be materially affected in the long-term by an increase in costs, the availability of fuel or fluctuations in the price of other raw materials. The contracts entered into by us generally include price review and/or indexation clauses which enable us to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

Back to Contents

In the Transportation Division, numerous contracts contain indexing clauses that take fluctuations in fuel costs into account, significantly reducing the impact of a rise or fall in fuel prices. In certain contracts, especially contracts entered into in the United States, we are entitled to full compensation in the event of an increase in fuel prices. Approximately 70% of costs are covered by contractual indexing clauses. For those contracts not containing indexing clauses, a fuel hedging policy was implemented in 2008 in order to manage fluctuations in fuel costs. We use derivative instruments for this purpose, whose characteristics (notional, maturity) are defined in accordance with forecast fuel requirements (based on firm orders or highly probable forecast flows). The majority of derivatives used are swaps.

In the Environmental Services Division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for customers that have contracts with us, indexing clauses in their contracts generally allow us to pass on a significant portion of increases in such costs to the prices charged. Two-thirds of costs are covered contractually. For customers not bound by contract, increases in fuel costs are either fully or partially passed on through an increase in fees or negotiation.

In the Transportation and Environmental Services Divisions, fluctuations in fuel prices had a negative impact on operating income of approximately €48 million in 2008, including the cost of hedging arrangements. Conversely, the increase in energy prices in general, impacted positively the operating income of the Energy Services Division.

A major portion of Environmental Services Division revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of secondary raw materials (paper and ferrous and non-ferrous metal). A significant drop in the price of these secondary raw materials, combined with the impact of the current economic crisis on volumes, affected Division results in the second half of 2008.

In the other Divisions, as part of supply management and cost optimization measures, certain of our subsidiaries may be required, depending on their businesses, to contract forward purchases or sales of commodities (gas, electricity).

We also entered into long-term contracts for the purchase of gas, coal, electricity and biomass in order to secure its supply chain. The majority of these commitments are reciprocal, with the relevant third parties required to deliver the quantities indicated in these contracts and the Group required to take them.

Finally, with respect to its building activities, particularly in the Water Division, we purchase financial instruments to hedge against increases, in particular relating to the prices of nickel and copper.

Insurance

Objectives of Insurance Procurement Policy

Our insurance procurement policy for all of our operating divisions has the following objectives:

•

subscribing common insurance policies to implement a coherent risk transfer and coverage policy designed to maximize economies of scale, while taking into account the specific characteristics of our businesses and legal or contractual constraints; and

•

optimizing thresholds and the means for accessing the insurance or reinsurance markets through use of appropriate deductibles.

In 2008, we continued this process to optimize the amount of insurance premiums paid to external insurers.

Implementation of Insurance Procurement Policy

Policy

The aim of our insurance policy is to (i) implement a global insurance coverage policy encompassing all of our businesses, based notably on the needs expressed by subsidiaries, (ii) select and sign policies with external providers (brokers, insurers, loss adjusters, etc.), (iii) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, and (iv) manage and coordinate the network of insurance managers present in the main subsidiaries.

Back to Contents

Implementation

The policy of covering risks through insurance is implemented in coordination with our global risk management process. Implementation takes into account the insurability of risks associated with our activities, the availability of insurance and reinsurance coverage on the market and the premiums proposed compared with the level of coverage, exclusions, limits, sub-limits and deductibles.

The main actions undertaken in 2008 mainly related to:

•

the renegotiation of third-party liability insurance with recourse to the Group captive reinsurance company, Veolia Environnement Services-Ré;

•

the adjustment of retention levels under the third-party liability insurance program (retained risk), based on an appraisal of risks and past claims and the evaluation of costs and coverage proposed by insurers;

•

the continuation of efforts to identify, prevent and protect against risks, in particular through a rating system for the “property damage and business interruption” risk profile of our most important facilities throughout the world;

•

the communication of detailed information regarding us to the insurance and reinsurance markets;

•

the ongoing roll-out of our programs;

•

the organization of broker services for the placement and administration of our insurance programs.

Main Group Insurance Policies

General Liability

The general third-party liability and environmental damage program was renegotiated on July 1, 2008, for the whole world (excluding the U.S. and Canada) for a period of three years. Initial coverage of up €100 million per claim and per year was subscribed. In the U.S. and Canada, several contracts cover third-party liability and environmental damage for our subsidiaries, up to a maximum of U.S.$50 million per claim and per year.

For all our subsidiaries worldwide, an insurance program provides excess coverage of up to €400 million per claim and per year, in addition to the basic coverage of €100 million outside the U.S. and Canada and of €450 million in the U.S. and Canada in addition to the basic coverage of U.S.$50 million in these countries. This program encompasses liability resulting from environmental damage sustained by third parties as a result of a sudden and accidental event.

Third-party liability coverage for terrorist acts was renewed under the general liability program on July 1, 2008, with coverage of up to €150 million per claim and per year, excluding the U.S. and Canada. Coverage for the U.S. and Canada is €100 million per claim and per year, in addition to coverage of U.S.$50 million.

Certain activities, such as a maritime transport, automobile and construction, have their own specific insurance policies.

Property Damage and Business Interruption Policies

All four of our Divisions are covered by property damage insurance policies, insuring the installations they own as well as those they operate on behalf of customers. Our insurance program provides either “business interruption” coverage or “additional operating cost” coverage depending on each subsidiary’s ability to use internal or external solutions to ensure service continuity. These policies contain standard insurance market terms.

The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes required, by insurers in the markets in which the risk is underwritten. Our insurance coverage was renewed on January 1, 2007 for a term of three years and carries a limit per event of €300 million per claim. Some of this coverage includes additional sub-limits per claim or per year.

Back to Contents

Self-Insured Retention and Deductibles

For any insured claim or loss, we remain liable for the deductible amount set out in the policy. This amount may range from several thousand euros to more than one million euros.

In 2008, Codeve Insurance Company Limited, our insurance subsidiary, had a retention (retained risk) of €2.5 million per claim for property damage and associated financial losses, and €5 million for third-party liability insurance.

As of July 1, 2008, pursuant to the renegotiation of the third-party liability insurance program, our reinsurance subsidiary, Veolia Environnement Services-Ré, recommenced business activity with a retention of €1.5 million per claim.

For both property damage and third-party liability, Codeve Insurance Company Limited and Veolia Environnement Services-Ré have set-up reinsurance policies to limit their exposure to frequency risks (“stop loss”-type contracts) and risks tied to intensity (excess-type contracts).

The insurance policy described above is constantly changing in response to the ongoing appraisal of risks, market conditions and available insurance capacity.

We ensure that the main accidental and operating risks brought to our attention are covered by the insurance markets, where insurance is available on the market and it is economically feasible to do so.

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

The total gross value of our operating assets (including concessions intangible assets, property, plants and equipment and operating financial assets) as of December 31, 2008 was €30,239.4 million (net value of €18,816 million as of December 31, 2008, representing 38% of total consolidated assets), compared to €28,711 million as of December 31, 2007 (net value of €17,820 million).

In the course of our concession businesses, we must ensure the provision of public services (such as distribution of drinking water, heat, transport networks or household waste collection services), for payment for the services rendered. We usually manage these collective services (also referred to as general services, general economic services or public services) under contracts signed at the request of public entities that maintain the control of assets relating to such collective services. These concession contracts are characterized by the transfer of an operating right for a fixed term, under the control of the public authorities, through appropriate installations built by us or put at our disposal, either free of charge or for a fee. These installations normally consist of pipelines, water treatment and purification plants and pumps in our Water Division, incineration plants in our Environmental Services Division, and heating and co-generation plants in our Energy Services Division.

We are usually contractually bound to maintain and repair assets managed under these public service contracts. In some cases, the related repair and maintenance costs are covered by a performance bond or deposit that can be drawn in the event of delays in work. The nature and duration of rights acquired and our obligations in respect of these contracts differ depending on the nature of the public services we provide.

Back to Contents

Within the scope of our outsourcing contracts with industrial clients, BOT (Build, Operate, Transfer) contracts or incineration or co-generation contracts, we may grant our clients a usage right for a group of assets in return for rent included in the general payment due under the contract. Under the IFRIC 4 standard, we thereby become a finance lessor with respect to our clients. The corresponding assets are recorded in the consolidated balance sheet as operating financial assets.

In some cases, we are also the full owner of industrial installations, mainly for activities undertaken outside of global contracts in our Environmental Services Division (CSDUs, storage centers for ultimate waste and special waste treatment plants), in our Energy Services Division (co-generation plants) and in our Transportation Division (buses, boats and trains). These assets are recorded in the consolidated balance sheet as tangible assets.

Our property, plants and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs. We own relatively few real estate assets and do not seek to own offices.

Assets financed through direct financing leases, which fall under any of the three categories mentioned above, represented a net amount of €900 million as of December 31, 2008.

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

In each of these areas, our expertise and our technologies are complementary. This is the case, for example, in the area of sludge, biomass, biofuels, prevention of legionnaires’ disease, or treatment of factory effluents. Our network of international experts and the application of our research programs at different geographical study sites allow us to seek answers to specific local problems in contexts that may be adaptable to other regions of the world. In all their work, our research teams are committed to responding to environmental challenges while ensuring our competitiveness. For us, R&D is a priority area: the 45% increase since 2003 in resources allocated to these efforts is evidence of this commitment.

Research and Development Resources

Our research activities are overseen by Veolia Environnement Recherche et Innovation (VERI). In 2008, this department consisted of nearly 800 professionals worldwide (including 400 researchers and 400 on-site developers) with a total budget of approximately €153.5 million.11

The Veolia Environnement Research Department works on behalf of all of our divisions, given that their needs are similar. In particular, all seek to solve environmental and health problems with the aid of numerous tools, such as modeling and chemical and bacteriological analysis. By working on behalf of all divisions, the Research Department helps to ensure that our R&D activities remain consistent with our strategy.

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

11 Research and development expenditure totaled €92.1 million for the fiscal year ended December 31, 2008 and represents, together with other operational development costs, a total budget estimated at €153.5 million.

Back to Contents

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

•

The Environmental Analyses Center (EAC) conducts our analytical research activities and manages a network of laboratories. It carries out environmental and health monitoring control analyses for our entire Group. It develops measurement methods to rapidly and precisely identify pollutants or microorganisms in very low concentration.

Innovation: a rationalized approach

Our research team aims to provide innovative practical solutions within its areas of expertise, which are crucial for our competitiveness. R&D is driven by a rationalized method allowing technological risks to be mastered, and allowing rapid progress and the creation of successful commercial applications that are both reliable and effective. The main steps in the innovation process are:

•

Strict regulatory, technological and commercial monitoring that enables us to anticipate future needs and proceed with the launch of new research programs as quickly as possible. Laboratory or field tests are then carried out to verify the feasibility of the research. At this stage, analytical modeling12 may be carried out, depending on the circumstances (that is, exploring functionality and cost containment potential).

•

If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology.

•

The next phase is the development of a pre-industrial unit to be installed on an appropriate site and operated by personnel.

A each step in the innovation process, the collaboration of various entities (research teams, university or private laboratories) is necessary and determines the successful outcome of the research project. Our R&D teams are part of an international network of researchers. They forge links with fundamental research teams, each drawing benefit from the expertise of colleagues. While these collaborations enriches the knowledge of our R&D department and keeps it up to date, they also provide effective outlets for scientific progress and feedback to our partners. Researchers also work with several top universities and participate in research programs led by national and international institutions. They also share their technological knowledge with industrial players.

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

12 At each step of the innovation process, researchers implement sophisticated tools, such as digital fluid mechanics. This technology enables researchers to simulate the operation of installations and test a larger number of scenarios to improve efficiency. Over a shorter period, such software enables researchers to optimize test protocols for process development.

Back to Contents

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

Improvements for 2008

Inauguration of the Toulouse laboratory and presentation of its activities

On April 10, 2008, a new laboratory was inaugurated at the Environmental Analysis Center (EAC) in Toulouse. This laboratory forms part of a network of seven regional laboratories overseen by the Saint-Maurice central laboratory in Val-de-Marne. The central laboratory directs our analytical research and coordinates this network, which has focused on the environmental quality of our businesses since 2003. It comprises nearly 200 individuals, working on the development of increasingly high-performance analytical techniques and on perfecting existing models. The EAC laboratories are accredited for nearly 80 parameters. The Toulouse laboratory is accredited in the areas of physicochemical measurement, water micro-biology and the analysis of incineration clinker and treatment reagents.

In 2008, the Toulouse laboratory analyzed approximately 212,000 samples and issued over 1.5 million analyses. In five years, the time period for analysis has been reduced from fifteen to six days. In June, the laboratory was authorized by the Ministry for Ecology, Energy, Development and Sustainable Infrastructures to perform fresh and residual water analyses. The laboratory is now qualified to respond to public authority requests relating to the policing of water, the monitoring of water environments and the verification of wastewater treatment yields. This authorization is the first step in a program covering all EAC laboratories.

Back to Contents

Launch of the French operating phase of a research program focused on the capture, transportation, recovery and storage of carbon dioxide

In March 2008, as part of a research initiative into the capture, transportation, recovery and storage of carbon dioxide, we announced the selected industrial sites in the Paris region where Veolia Propreté operates waste-to-energy recovery installations and non-hazardous waste landfill sites. This selection enables the beginning of the operational phase of the research program and the launch of preliminary geological studies, in partnership with Geogreen. These studies will commence at the Claye-Souilly site in Seine et Marne, which presents favorable geological characteristics for this operation. This solution, the subject of a research program launched in 2005, is expected contribute a reduction in greenhouse gas emissions. The goal of this program is to create a new means of reducing our greenhouses gas emissions, increase our expertise and explore new markets, as well as to enable the offer of a comprehensive range of services relating to the reduction of greenhouse gas emissions.

Commissioning of the automated sorting system

Sorting is a strategic stage in the waste management process, in particular for recycling. Recycling reduces the quantity of final waste and any potential pollution. In addition to reduced use of new raw materials, recycling generally enables energy and water savings in industrial processes and a reduction in greenhouse gas emissions. Using increasingly complex technologies, R&D activities focus on automating sorting centers, whether for waste pre-sorted by households or bulk non-hazardous industrial waste. By improving the quality of sorting activities, automation increases recycling opportunities for materials.

The Self-Adapting Sequential Sorting process was patented by Veolia Propreté in 2007. This process enables several categories of objects to be sorted by a single sorting machine, by re-circulating flows not ejected. As the feasibility of this system has been demonstrated, industrial pilot studies were launched in April 2008. After approval, the system will be industrialized, enabling more detailed sorting and the recovery of more used materials. The goal is to optimize recycling costs, which is fundamental to developing new recovery outlets that are competitive with the processes producing these materials.

Employee and human aspects are also fully integrated into the research approach. The automation of sorting activities is a major research area for improving the work, health and safety conditions of sorting employees. Furthermore, the optimization of sorting activities will, in the long-term, open up new job opportunities in the recycling sector, with the emergence of new recovery markets.

High Performance Drinking Water Production Processes

In 2008, in Annet-sur-Marne (Seine et Marne), we opened a new test platform with pilot processes for testing and optimizing membrane-based drinking water production procedures. This marks a step-up in our efforts to develop high-performance drinking water treatment processes. This platform enables the comparison of three different membrane processes using a common resource and the assessment of the impact of the quality of water produced on changes in supply networks all the way to the customer’s tap.

The main objectives of this new facility are to reduce levels of natural organic matter, eliminate micro-pollutants such as pesticides and medical residues, reduce the disadvantages of chlorination, notably with regards to taste and detrimental by-products, and also to control emerging health risks.

The results obtained, in respect of which several patents have been filed, will be used by us to configure high-performing processes minimizing construction and operating costs. Therefore, as environmental round tables are held to discuss the environment and solutions for sustainable development, the search for high-performing technologies is combined with energy and environmental assessments to select the most viable solutions.

Industrial wastewater - Zero Nuisance Piggeries

We and our partners, the Rennes National School of Chemistry (Ecole Nationale Supérieure de Chimie de Rennes) and the Finistere Chamber of Agriculture, with the support of European Union joint financing, have developed a Zero Nuisance Piggery (ZNP) prototype, which improves pig slurry treatment so as to better protect the environment. The results of the new process, which enables the recycling of fresh manure flushing water using a membrane bioreactor and the centrifugal treatment of slurry, is of considerable interest to the industry. This process has been patented and is currently being industrialized, with the first examples expected in 2009. Development possibilities are planned in other areas, such as bovine farms.

Back to Contents

Launch of a comparative test platform for photovoltaic solar technologies (Narbonne)

The Group’s Energy Research Center is building experimental photovoltaic solar farms at a number of sites. These test farms, one of which has already been installed at an operating site with a second farm scheduled at the research center, will enable a technical and economic assessment of commercialized photovoltaic solutions under real-life conditions, connected to an electricity grid. They will also enable the development of decision-making tools to help size comprehensive solutions adapted to different levels of sunshine. The commercial technologies tested are representative of the leading categories available on the market. This research will also enable the identification of emerging solutions and opportunities to be seized to set us apart in this market.

Measuring uncontained methane emissions at landfill sites

R&D work undertaken by us on measuring uncontained methane emissions at landfill sites was presented to the Global Waste Management Symposium (GWMS), held between September 7 and 10, 2008 in Colorado (United States). The questions raised by this project generate significant interest in the United States, where there is growing awareness of the challenges associated with reducing greenhouse gas emissions and, in particular, emissions from landfill sites. We intend to play a key role in this area through an uncontained emissions measurement program. Three measurement campaigns performed at French and US sites have already enabled several techniques to be tested and a number of techniques that could benefit from specific industrial developments to be identified. This program is supported by ADEME, the U.S. Environmental Protection Agency (EPA) and the EREF foundation.

Protecting drinking water pumped from rivers: development of a crisis management tool for operators based on the modeling of river-based pollution (RIPOST)

Drinking water production plants using surface water are regularly victims of accidental pollution. In a crisis situation, faced with accidental pollution, operators must adopt installation management strategies which reflect the level of resource contamination, such as increasing the treatment rate or momentarily stopping pumping activities. In order to implement tailored solutions, the operator must assess as quickly as possible the impact of the pollution. However the spreading of pollutants in a river depends on a number of complex physicochemical and hydraulic factors. In 2004, our R&D department began developing tailored decision-making tools using recent advances in digital modeling techniques and computing. RIPOST (RIver POllution Simulation Tool) is adapted to the specific needs of our operators of drinking water production plants and models the transfer of pollutants in the watercourse using a bi-dimensional approach. Based on the time and place of pollution, the tool can assess its current position at any time and the period during which it will remain in the area water is pumped. An initial version of RIPOST was developed in 2008 for conservative and dissolved pollution. Other versions, integrating the transfer of complex pollutants such as hydrocarbons or microbiological pollution, will be developed in the coming years.

Veolia Environnement and the Ruppin Institute launch a research partnership in Israel

We have invested in our first research program with the Ruppin Academic Center School of Marine Science and the Environment in Israel. The aim of this program is to develop a new method of monitoring bacterial contamination of seawater using molecular biology techniques. Using detailed knowledge of genetic components, this method is expected to enable the detection and quantification of fecal germs and the determination of their activity level, in order to assess the duration of their presence in seawater and therefore the likely date of contamination. This three-year program is expected to produce a tool which can be used in the field. This development should be of interest to numerous organizations around the world involved in the management of bathing water. It represents an advance on the Coliplage system, currently implemented by us in over 70 coastal sites in France. We and Ruppin are already partners for the development of the Veolia Environnement Campuses.

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

OVERVIEW

Major Developments in 2008

Overview

In 2008, we continued our strategy of developing our environmental businesses, while adapting to the consequences of the financial crisis and the economic downturn in the second half of the year. The development of our activities was reflected by a 13.4% increase in revenue (15.8% at constant exchange rates), despite a slowdown in business in the second half, in particular in the fourth quarter in the Environmental Services Division.

This increase in revenue was attributable to acquisitions completed in 2007 and early 2008, as well as revenue growth in all business segments, including a strong increase in engineering and construction activities in the Water Division (including seawater desalination). Organic growth in 2008 was 9.6%.

Our overall operating performance, as measured by operating cash flow at constant exchange rates, also improved. While operating cash flow before changes in working capital declined by 1.0% in 2008, the decline was primarily attributable to foreign exchange rate variations. In contrast, operating cash flow before changes in working capital was positively impacted by the activities of our divisions and holding company, which increased their operating cash flow contribution by 2.0% at constant exchange rates. The improvement was realized despite occasional operating difficulties (in particular delays in passing on price increases in connection with rising costs in the Water Division) and a difficult economic environment (primarily impacting the Environmental Services Division and, to a lesser extent, the Energy Services and Transportation Divisions).

Adjusted operating income declined by 4% at constant exchange rates and by 7% at current exchange rates in 2008, reflecting the same factors that affected operating cash flow, as well as an increase in operating depreciation and amortization charges resulting from recent acquisitions and new contracts. Operating performance was affected by the appreciation of the euro against certain currencies of countries where we have a strong presence (the United States, the United Kingdom and the Asia-Pacific region), the price of oil products during the first six months and of recyclable materials at the end of the year, and a downward trend in volumes in the Environmental Services Division. Finally, the positive contribution of certain acquisitions (in particular in Germany in the Environmental Services Division) and recent developments (such as new contracts in China) was less significant than expected. We define adjusted operating income below under “Presentation of Financial Information in this Section – Non-GAAP Measures.”

As a result of the downturn in the credit and liquidity markets, access to financial resources was both more difficult and more costly for many companies. However, as a result of the structure and maturities of our debt, we will not face any significant refinancing deadlines until 2012.

In response to the current difficult context, we are implementing a new cost reduction plan (“2010 Efficiency Plan”) designed to adapt to the current business climate in the Environmental Services Division, and a non-strategic asset divestiture program. As part of this program, we sold Clemessy and Crystal in the Energy Services division in 2008, for an enterprise value (net of cash) of €226.3 million.

Back to Contents

New commercial success within growth markets

We won several major contracts in 2008:

•

In February 2008, Veolia Eau, as part of a consortium, won a contract to upgrade and extend a wastewater treatment plant in Warsaw. This contract represents estimated cumulative revenue of €500 million, including €150 million for Veolia Eau.

•

On February 13, 2008, Veolia Propreté won a new 25-year PFI contract (Private Finance Initiative) to provide waste recycling in Southwark (London) in the United Kingdom, representing estimated cumulative revenue of €700 million.

•

In March 2008, Veolia Transport signed a contract to manage the Beauvais-Billé airport in France. This 15-year contract represents estimated cumulative revenues of €238 million.

•

On March 17, 2008, Veolia Propreté won a new 25-year PFI contract to provide waste recycling in West Berkshire, United Kingdom, representing cumulative revenue of €533 million.

•

In April 2008, Veolia Environnement signed a contract with Artenius, a subsidiary of the chemical group La Seda de Barcelona, for its Sines plant in Portugal. Veolia Environnement will build and manage the plant for the production of all utilities (steam, electricity, demineralized water, industrial gas and waste water treatment). This 15-year contract represents cumulative revenue of €730 million.

•

On April 29, 2008, Veolia Eau, through its subsidiary Veolia Water AMI, won Saudi Arabia’s first ever delegated management contract in the water sector. This six-year contract represents total estimated cumulative revenue of €43 million.

•

In May 2008, Veolia Eau, through OTV, a subsidiary of Veolia Water Solutions & Technologies, signed two major contracts with SIAAP, the wastewater authority for Paris. These two construction contracts (Achères and Les Gresillons 2) represent total cumulative revenue of €224 million for Veolia Eau.

•

In May 2008, Veolia Eau won a new design-build-operate contract in India for a drinking water production plant in Nagpur, representing estimated cumulative revenue of €20 million over 15 years.

•

In June 2008, Veolia Eau signed a contract to build ten water desalination plants in Ras Laffan (Qatar). This contract represents estimated revenue of €305 million.

•

In June 2008, Dalkia signed a contract to build and operate an electricity plant based on biomass at the Solvay site in Tavaux (France). This 20-year contract represents estimated cumulative revenue of €500 million.

•

On June 12, 2008, Veolia Transport won a contract to manage the Bilbao urban bus transport system (population of 400,000). The contract is for eight years with an additional option for two years and represents estimated cumulative revenue of €305 million for the first eight years.

•

On July 8, 2008, Veolia Environnement announced the creation of a joint venture for the construction of the world’s largest rooftop solar power station. Annual output from the solar power station, located near Zaragossa (Spain) and operational since the end of September 2008, will be 15.1 million KWh.

•

On July 30, 2008, Veolia Eau won a contract for the financing, design, construction and operation of two new wastewater treatment plants in Abu Dhabi and Al Ain. This 25-year contract represents estimated cumulative revenue of €461 million.

•

In August 2008, Dalkia signed a contract with Smurfit, a paper products company, to build and operate an electricity plant based on biomass. This 20-year contract represents estimated cumulative revenue of € 1 billion.

•

On September 2, 2008, Veolia Transport, through its German subsidiary NordWestBahn, won a contract to manage, from December 2010, the entire regional express system (S-Bahn) linking the states of Bremen and Lower Saxony in Germany. This 11-year contract represents estimated cumulative revenue of €500 million.

Back to Contents

•

On September 25, 2008, Veolia Eau, as a consortium member, won a contract for the first private scheme for recycled water to supply a network of multiple industrial users in Australia. This contract represents estimated cumulative revenue of €99 million over a 20-year period.

•

On November 6, 2008, Veolia Eau won two Design, Build & Operate contracts for major wastewater treatment plants in Mullingar and Castlebar in Ireland. These contracts represent estimated cumulative revenue of approximately €74 million over 22 years.

•

On December 8, 2008, Veolia China Limited, the Chinese subsidiary of Veolia Transport, signed a partnership agreement with Nanjing Zhongbei. This agreement provides for the creation of a joint venture to operate the transportation systems of six Chinese cities over a period of 30 years. The resulting joint venture is expected to generate revenue in 2009 of over CNY 400 million, or €40 million (including approximately €20 million for Veolia Transport).

•

On December 17, 2008, Veolia Environnement, through a consortium formed by its subsidiaries Soval and Dalkia, was awarded the delegated public service contract for the operation of the thermal complex of Hauts de Garonne in France. This 12-year contract represents cumulative revenue of approximately €127 million for Veolia Environnement.

•

On December 18, 2008, Veolia Transport, as a consortium member, won a contract for the operation of the future Line 1 of the Mumbai subway. Veolia Transport India will be responsible for all operating activities as well as system maintenance via a joint venture with the Indian company Reliance Infrastructure (70%–30% respectively). The consortium, comprising Reliance Energy (69%), Veolia Transport (5%) and Mumbai Metropolitan Region Development Authority (26%), is responsible for the financing and construction of Line 1, and will hold the relevant assets. This eight-year contract represents estimated cumulative revenue of €70 million.

•

In December 2008, Veolia Eau signed a contract to provide drinking water services to the city of Changle in China. This 30-year contract represents estimated cumulative revenue of €294 million.

•

In December 2008, Veolia Transport signed a contract to manage the Oise administrative region (Département de l’Oise) bus transport system in France. This 12-year contract represents estimated cumulative revenue of €334 million.

As in 2007, a significant number of contracts were renewed in 2008, such as the contracts for the town of Toulon and the Cergy-Pontoise region in France in the Water Division, the contracts for London Borough of Croydon in the United Kingdom, Montbeliard in France and Pinellas County in the United States in the Environmental Services Division, the contracts for the Town of Saint-Dié in France, Sao Luis in Brazil in the Energy Division, the contracts for Baltimore and Seattle in the United States in the Transportation Division.

The City of Paris has announced its intention to take over responsibility for the management of water distribution activities, when the existing delegation contracts expire in 2009. The Paris contract represented revenue of €140 million in 2008 for Veolia Eau.

We have taken legal action (which is currently pending) relating to the legality of the tender processes that led to the renewal of contracts in favor of other operators in Bordeaux (bus network) and Stockholm (subway management), which were not awarded to us at the end of 2008.

We also strengthened our position as a market leader through targeted acquisitions generating growth and cost synergies:

•

On November 19, 2007, Veolia Propreté announced the signature of an agreement for the acquisition of the entire share capital of Bartin Aero Recycling Group, a company specializing in the collection and recovery of industrial waste and in particular the recycling of ferrous and non-ferrous metals. This transaction represents an investment for Veolia Propreté of €189 million (enterprise value). The acquisition was finalized on February 13, 2008 and contributed €246.6 million to Group revenue in 2008.

Back to Contents

•

In February 2008, following a takeover bid launched on December 17, 2007, Dalkia took a 100% stake in Praterm, a heat production and distribution company in Poland. This transaction enabled Dalkia to strengthen its position in this country, where it already owns two of the largest heating networks in Poznan and Lodz. This transaction represents an investment with an enterprise value of €128 million for Dalkia (group share). The contribution of Praterm to Group revenue for the year ended December 31, 2008 was €37.0 million (Group share).

•

In May 2008, Veolia Eau Solutions & Technologies acquired the Biothane Group, which specializes in the biological treatment of wastewater, for $80.5 million (€53.3 million).

•

On October 1, 2008, Veolia Environnement purchased Ridgeline Energy in the United States, a specialist in the development of wind energy projects, for an amount of €49.6 million for 100% of the share capital and a potential additional sum for 1,500 MW of ready-to-build capacity.

In December 2008, following approval by European competition authorities, Veolia Transport bought out the 37.71% interest previously held by BCP (Butler Capital Partners) in SNCM (Société Nationale Maritime Corse Méditerranée, which operates ferries between Corsica and mainland France) for an amount of €73 million, thereby increasing the Group’s stake in SNCM to 66%.

The divestiture program was stepped up in the second half of 2008 and totaled €761 million for the year (including net borrowings). This amount includes industrial divestitures of €330 million and financial divestitures of €431 million.

The main divestitures in 2008 were as follows:

•

We sold the Jean Nicoli boat used by SNCM under a public service delegation contract for €105 million in the first half of 2008.

•

On December 16, 2008, we sold the Clemessy and Crystal businesses in the Energy Services Division for an enterprise value of €226.3 million (€299.6 million of proceeds, after deducting net cash balances of the sold businesses). These businesses contributed €696 million to Group revenue in 2007.

•

Veolia Environnement and MDC – V Holding Sarl (Mubadala) formed a joint venture with a view to developing a strategic partnership. This joint venture, owned 51% by Veolia Eau and 49% by Mubadala, will focus on water production and wastewater collection and treatment in the Middle East and North African regions. The transaction was finalized on December 30, 2008.

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

The term “external growth” includes growth through acquisitions (completed in the period or which had only partial effect in the prior period), net of divestitures, of entities that hold multiple contracts and/or assets used in one or more markets.

Non-GAAP Measures

We use a number of non-GAAP financial measures to manage our business and to supplement our financial information presented in accordance with IFRS. Non-GAAP financial measures exclude amounts that are in the nearest IFRS measures, or include amounts that are not in the nearest IFRS measures. We discuss below the non-GAAP financial measures that we use, the reasons why we believe they provide useful information and the location in this Section where they are reconciled to the nearest IFRS measures. You should not place undue reliance on non-GAAP financial measures or regard them as a substitute for the nearest IFRS measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, and are not meant to be predictive of future trends in results of operations, financial condition or cash flow.

Back to Contents

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

In addition, we use adjusted operating income as a tool to manage our business, for purposes of evaluating our performance and allocating resources internally. Adjusted operating income is a component of the calculation of ROCE (defined below), which is one of the elements that we use to determine compensation of our senior executives. “Adjusted operating income” and “Adjusted net income attributable to equity holders of the parent” are reconciled to operating income and net income attributable to equity holders of the parent, in each case for the years ended December 31, 2006, 2007, and 2008 under “—Results of Operations – Year ended December 31, 2008 compared to Year ended December 31, 2007” and “—Results of Operations – Year ended December 31, 2007 compared to Year ended December 31, 2006.”

“Net financial debt” represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value on hedged derivatives. We use net financial debt as an indicator to monitor our overall liquidity position, and as one factor in determining the variable compensation of our senior executives. Our net financial debt is reconciled to our gross financial debt in “—Liquidity and Capital Resources – Source of Funds – Financings.”

“ROCE” or “Return on Capital Employed” is a measurement tool that we use to manage the profitability of our contracts globally and to make investment decisions. ROCE is the ratio of (i) net income from operations (adjusted operating income, after income from associates and tax, but excluding revenue and tax related to operating financial assets),, divided by (ii) the average amount of capital employed in our business during the same year. Each of these terms is defined, and is reconciled to the nearest IFRS measure, under “—Liquidity and Capital Resources – Return on Capital Employed (ROCE)”.

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

Back to Contents

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available. If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates estimated using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used. The assumptions used to measure pension liabilities as of December 31, 2008 are described in Note 32 to the consolidated financial statements.

As of December 31, 2008, a 1% increase in the discount rate would have decreased our aggregate pension benefit obligation by €191 million and our current service costs by €9 million. A 1% decrease in the discount rate would have increased the benefit obligation by €226 million and the current service costs by €12 million.

As of December 31, 2008, a 1% increase in the inflation rate would have increased our aggregate pension benefit obligation by €206 million and our current service costs by €9 million. A 1% decrease in the inflation rate would have decreased the benefit obligation by €179 million and the current service costs by €8million.

Asset Impairment

We perform an annual review of our goodwill and other intangible assets during our long-term planning in mid-year, or more frequently when there is an indication of an impairment loss. If the long-term prospects of an activity appear permanently downgraded, we estimate the value of the impairment based either on the fair value less selling costs of the assets related to this activity in cases where we decide to dispose of the activity, or on the higher of fair value less selling costs or value in use, in cases where we decide to retain the activity. We then record a one-time write-off or write-down of the carrying value of our goodwill and other intangible assets to bring it in line with our estimates.

When we use fair value less selling costs, we estimate the fair value based on earnings multiples appearing in brokers’ reports or based on published information regarding similar transactions. Our estimate could be significantly different from the actual sales price that we could receive in connection with the disposal of the activity. In addition, actual selling costs could be greater or less than the estimate.

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

As of December 31, 2008, a 1% increase in the discount rate applied to each cash generating unit would have resulted in an increased goodwill impairment charge of approximately €360 million (including €143 million for the “Environmental Services – Germany” cash generating unit, and €28 million for the “Transportation – Other European” cash generating unit), and a 1% decrease in the perpetual growth rate applied to each cash generating unit would have resulted in an increased goodwill impairment charge of approximately €256 million (including €110 million for the “Environmental Services – Germany” cash generating unit, and €19 million for the “Transportation – Other European” cash generating unit).

Deferred Taxes

We recognize deferred tax assets for deductible temporary differences, tax loss carry-forwards and/or tax credit carry-forwards. We recognize deferred tax liabilities for taxable temporary differences. We adjust our deferred tax assets and liabilities for the effects of changes in tax laws and rates on the enactment date. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that it is probable that we will generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

Back to Contents

Financial Instruments

The recognition and measurement of financial assets and liabilities is governed by IAS 39, Financial instruments: recognition and measurement. Financial assets are classified as available-for-sale, held to maturity, assets at fair value through profit and loss, asset derivative instruments, loans and receivables and cash and cash equivalents. Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating payables. These categories and their implications for our consolidated financial statements are described in Note 1.15 to our consolidated financial statements.

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

•

the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is recorded at fair value through profit and loss.

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

Accounting for concessions

Concession agreements are accounted for in accordance with IFRIC 12, Service Concession Arrangements, published in November 2006. This interpretation, which was approved by the European Union on March 26, 2009, is applicable to periods beginning on or after January 1, 2008. In fiscal year 2006, Veolia Environnement elected to adopt IFRIC 12 early, and this change in accounting method was applied retrospectively in accordance with IAS 8 on changes in accounting method.

The application of IFRIC 12 is complex and is described in detail in Note 1.21 to our consolidated financial statements. As a general matter, a contract is considered a concession agreement under IFRIC 12 if a public sector customer (the “grantor”) controls or regulates the services that we must provide with the infrastructure that we use, to whom the services must be provided and at what price, and if the grantor controls a significant residual interest in the infrastructure. Pursuant to IFRIC 12, the infrastructure used in a concession is not considered to be part of our property, plant and equipment, but instead we recognize financial assets or intangible assets (depending on the nature of our payment rights) in respect of the concession contracts.

Discontinued operations

In accordance with IFRS 5, the 2007 income statement (and comparative 2006 data) has been restated to take into account the divestiture of Clemessy and Crystal in the Energy Services Division in December 2008, which are presented in Net income from discontinued operations (figures in this section for those periods are restated). In accordance with the reciprocal purchase and sale agreement signed on December 19, 2008 between Suez Environnement and Veolia Environnement, completion of which is expected in 2009, certain assets jointly held with Suez Environnement were also reclassified in the balance sheet as “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale”.

Back to Contents

RESULTS OF OPERATIONS

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

Overview

The following table shows a breakdown of our revenues in 2007 and 2008:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	of which organic growth	of which external growth	of which currency fluctuation
36,205.5	31,932.2	+ 13.4%	+9.6%	+6.2%	-2.4%

Our consolidated revenue increased by 13.4% (15.8% at constant exchange rates) to €36,205.5 million in 2008 compared with €31,932.2 million in 2007. Organic growth amounted to 9.6%, boosted by dynamic commercial development within all the Group’s businesses and highlighted by work on new engineering and construction contracts in the Water Division. The increase in energy prices contributed €473 million of additional revenue within the Energy Services Division.

External growth was 6.2%, particularly due to acquisitions by Veolia Propreté in Germany, Italy and France (total contribution of €828.6 million in 2008), by Veolia Energie in the United States (€303.5 million) and by Veolia Eau, primarily in the United Kingdom and Japan (total contribution of approximately €268.4 million).

Revenue from outside France amounted to €21,682.6 million in 2008, or 59.9% of total revenue, compared with 57.5% in 2007.

The net negative impact of foreign exchange rates of €778.3 million mostly reflected the depreciation of the US dollar (negative €191.4 million) and the British pound (negative €437.3 million), partially offset by the appreciation of the Czech Koruna (€109.0 million).

The following table shows a breakdown of our revenues by division in 2007 and 2008:

(in € millions, except for %)	2008	2007	% change 2008/2007
Water	12,557.9	10,927.4	+ 14.9%
Environmental Services	10,144.1	9,214.3	+10.1%
Energy Services	7,449.4	6,200.4	+ 20.1%
Transportation	6,054.1	5,590.1	+ 8.3%
Total revenue	36,205.5	31,932.2	+ 13.4%
Total revenue at constant 2007 exchange rates	36,983.8	31,932.2	+ 15.8%

Water

The following table shows a breakdown of our revenues within the water division in 2007 and 2008:

2008 (in € millions)	2007 (in € millions)(1)	% change 2008/2007	of which organic growth	of which external growth	of which currency fluctuation
12,557.9	10,927.4	+14.9%	+ 13.4%	+3.3%	- 1.8%

In France organic growth amounted to 3.4% (excluding foreign construction subsidiaries and entities), as a result of price indexing, a wider service offering and growth in engineering work, which offset the approximately 1.9% drop in the volume of water distributed in 2008 as compared to 2007.

Back to Contents

Outside France and excluding Veolia Water Solutions & Technologies, revenue increased by 16.5% (12.3% on a constant consolidation scope and exchange rate basis). In Europe, growth of 13.2% (8.5% on a constant consolidation scope and exchange rate basis) reflected the acquisition of new non-regulated water operations in the UK, the completion of the Brussels plant and strong activity in Germany. Sustained activity was also experienced in the Africa/Middle East region, with an increase of almost 14.1% at constant consolidation scope and exchange rates (15.2% at current scope and rates) due primarily to the Oman Sur and Mauritanian contracts. In the Asia/Pacific region, strong growth of 23.4% at constant consolidation scope and exchange rates (32.9% at current scope and rates) was largely fueled by the start up of new municipal and industrial contracts in China (Lanzhou, Haikou and Tianjin), by increased volumes and the extension of the Shenzhen concession and by engineering activities in Australia (Sydney desalination contract). In the United States, growth of 8.8% at constant consolidation scope and exchange rates (4.5% at current scope and rates) mainly reflected the start up of the Milwaukee contract and good engineering activity levels in Indianapolis.

Veolia Water Solutions & Technologies reported revenue of €2,524.9 million in 2008, up 36.3% at constant consolidation scope and exchange rates (34.2% at current scope and rates), due to municipal and industrial design and build projects, in particular in the Middle East.

Environmental Services

The following table shows a breakdown of our revenues within the environmental services (waste management) division in 2007 and 2008:

2008 (in € millions)	2007 (in € millions)(1)	% change 2008/2007	of which organic growth	of which external growth	of which currency fluctuation
10,144.1	9,214.3	+10.1%	+4.5%	+10.1%	-4.5%

In France, revenue increased by 11.2% (3.8% with a constant consolidation scope). External growth was attributable to the acquisition of Bartin Aero Recycling Group, finalized in February 2008. Organic growth was bolstered by the sustained level of non-hazardous household and industrial waste processing activities (both landfill and incineration). However the economic slowdown, first observed in the third quarter of 2008 and which accelerated in the fourth quarter, brought an abrupt end to trends observed during the first half of the year. This slowdown had a particularly significant impact on the sorting, recycling and trading businesses, due to the sharp decrease in the price of recyclable paper and metals, as well as activities with industrial customers (decrease in volumes of both hazardous and non-hazardous waste).

Outside France, all of the division’s regions contributed to organic growth of 4.7% based on constant exchange rates (9.4% at current rates), which slowed considerably during the fourth quarter as a result of economic trends in North America, the UK and above all in Germany, where volumes fell significantly. For the year as a whole, growth in North America (8.7% at constant consolidation scope and exchange rates and 2.4% at current scope and rates) was sustained by price increases in the solid waste sector, which offset the decrease in volumes, and by the strong market for hazardous waste management and industrial services. In the UK, growth amounted to 8.6% at constant consolidation scope and exchange rates (6.7% decrease at current scope and rates), reflecting in particular the new contracts won. In Germany, revenue was down compared to 2007 beginning in the third quarter (18.9% decline in the second half of 2008 at constant consolidation scope and exchange rates), following the loss of several contracts in the used packaging business (such as DSD) as well as lower volumes in industrial waste management. The recycling business was also strongly affected by the decrease in prices for recycled materials. In Asia, the development of recently won contracts was a strong factor in organic growth of 22.0% based on constant consolidation scope and exchange rates (25% at current scope and rates). Finally, growth of 14.4% at constant consolidation scope and exchange rates (11.3% at current scope and rates) in the Pacific region was attributable to growth in the waste collection and processing sector and industrial services.

External growth of 10.1% essentially reflected the acquisition of Veolia Propreté Germany (formerly SULO), which contributed revenue of €522.3 million in the first half of 2008 (SULO was consolidated as from July 2, 2007), of VSA Tecnitalia (formerly TMT) in Italy, which contributed revenue of €59.7 million in 2008, and of Bartin Aero Recycling Group in France (consolidated with effect from February 2008), which contributed revenue of €246.6 million in 2008.

Back to Contents

Energy Services

The following table shows a breakdown of our revenues within the energy services division in 2007 and 2008:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	of which organic growth	of which external growth	of which currency fluctuation
7,449.4	6,200.4	+20.1%	+12.0%	+ 8.7%	-0.6%

Total revenue increased by 20.1% as a result in particular of the increase in energy prices (impact of €473 million) and the acquisition of Thermal North America Inc. (TNAI) in the United States at the end of 2007.

In France, revenue increased 12.7% based on a constant consolidation scope (13.2% at current consolidation scope) as a result of the increased price of energy, more favorable weather conditions than in 2007 (in particular in the fourth quarter of 2008) and the good commercial development of dedicated subsidiaries.

Outside France, revenue grew by 28.2% (11.1% at constant consolidation scope and exchange rates), as a result of both the increase in energy prices and commercial development in Europe as a whole, against the backdrop of stable weather conditions throughout Central Europe in comparison with 2007.

External growth of 8.7% mainly reflected the €303 million contribution of the TNAI acquisition in the United States at the end of 2007, as well as, to a lesser extent, the acquisition of Praterm in Poland and of smaller companies in Central and Southern Europe.

Transportation

The following table shows a breakdown of our revenues within the transportation division in 2007 and 2008:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	of which organic growth	of which external growth	of which currency fluctuation
6,054.1	5,590.1	+8.3%	+7.9%	+2.7%	-2.3%

Revenue increased by 7.3% in France based on a constant consolidation scope (8.1% at current consolidation scope), underpinned by the division’s continuing development in urban and intercity transport.

Outside France, revenue increased by 8.5% (based on a constant consolidation scope and at current and constant exchange rates), due to the full effect of the new contracts signed in North America and Germany and of strong growth in Australia.

External growth of 2.7% principally reflected the acquisition of People Travel Group in Sweden in 2007 and of Rail4Chem in Germany in 2008.

Back to Contents

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region:

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	% Change 2008/2007	% Change 2008/2007 (constant exchange rates)
France	14,522.9	13,587.0	+6.9	+6.9
United Kingdom	2,955.3	2,945.7	+0.3	+15.1
Germany	3,165.2	2,678.9	+18.2	+18.2
Other European countries	7,054.4	6,033.3	+16.9	+15.6
United States	3,045.0	2,580.4	+18.0	+25.7
Oceania	1,437.7	1,308.2	+9.9	+18.2
Asia	1,269.9	961.0	+32.1	+37.1
Rest of the world (including the Middle East)	2,755.1	1,837.7	+49.9	+53.7
Revenue	36,205.5	31,932.2	+13.4	+15.8

France

Revenue increased by 6.9% in France as a result of the impact of energy prices in the Energy Services Division, continued vigorous growth in engineering and construction work in the Water Division and sustained growth in inter-city activities (in particular in the Greater Paris region) in the Transportation Division. Growth reported by Veolia Propreté was primarily related to the acquisition of Bartin in February 2008.

United Kingdom

Revenue increased by 15.1% in the United Kingdom, on a constant exchange rate basis, due in part to new integrated contracts in the Environmental Services Division, commercial development and focused acquisitions in Veolia Energy Services and the acquisition of Thames Water unregulated water operations by Veolia Eau. The impact of the decline of the pound offset this growth in revenues from operations.

Germany

The 18.2% increase in revenue in Germany was mainly attributable to the acquisition of Veolia Propreté Germany, an increase in Braunschweig contract sales (Veolia Eau) and organic growth in rail operations (Veolia Transport).

Other European countries

The 15.6% increase in revenue at constant exchange rates in Other European countries was primarily due to the acquisition of Praterm, the development of Veolia Energy Services activities in Southern and Northern Europe, the acquisition of VES Tecnitalia by Veolia Propreté in Italy, the growth of activities in Central Europe and the completion of work at the Brussels plant by Veolia Eau.

United States

The 25.7% increase in revenue at constant exchange rates in the United States was due to marked growth across all Veolia Propreté businesses, the full-year effect of new contracts within Veolia Transport, the impact of the acquisition of Thermal North America Inc. by Veolia Energie at the end of 2007, the start-up of the Milwaukee contract and sustained engineering activities in Indianapolis in the Water Division.

Oceania

The 18.2% increase in revenues at constant exchange rates in Oceania was boosted by Veolia Eau contracts in Australia (desalination plant in Sydney), Veolia Propreté activities (particularly the Woodlawn contract) and increased revenue from the Veolia Transport Melbourne contract.

Back to Contents

Asia

The 37.1% increase in revenue on a constant exchange rate basis in Asia resulted from recent developments with the Water Division (contracts wins in China and acquisitions in Japan) and, to a lesser extent, the start-up of new contracts for Veolia Propreté and Veolia Energie.

Rest of the world (including the Middle East)

Revenue increased by 53.7% at constant exchange rates in the rest of the world as a result of sustained growth recorded by Veolia Eau in Africa and the Middle East (contract in Mauritania and Oman Sur BOT contract).

Operating Income

Overview

Operating income in 2008 was €1,951.3 million, compared with €2,482.5 million in 2007. The change reflected primarily the impact of impairment charges, as well as increased depreciation and amortization relating to new contracts and acquisitions. Adjusted operating income in 2008 (which excludes the impact of impairment charges and certain other items of income and expense, as described below), was €2,283.2 million (or €2,356.9 million based on 2007 exchange rates), compared to €2,454.9 million in 2007.

At the Group level, operating income in 2008 benefited from the development of new business activities, our recent acquisitions, the strong performance of the Energy Services Division and the favorable impact of our productivity plan. These benefits were offset, however, by the following negative impacts:

•

foreign exchange movements (negative impact of €73.7 million), reflecting in particular the appreciation of the euro against the other principal currencies where the Group operates;

•

the deterioration in operating performance of the Environmental Services Division, with a particularly unfavorable business climate beginning in the third quarter (prices and volume), despite the restructuring actions taken in Germany during the second half of the year (new management team, shutdown of two regional offices and restructuring plan);

•

the increase in development costs and other overheads, primarily in Asia; and

•

cost increases, particularly for fuel, not passed on to customers.

In addition to these effects, operating income reflects impairment losses recognized by Veolia Propreté Germany of €405.6 million (including €343 million for goodwill) and by the Transportation Division in Northern Europe (€55 million), which were partially offset by a badwill (€70 million) recorded upon the purchase of minority interests in SNCM in the Transportation Division.

Depreciation and amortization charges increased as a result of new contracts and recent acquisitions, with net operating depreciation and amortization, net of operating provisions, increasing from a charge of €1,460.0 million in 2007 to a charge of €1,659.5 million in 2008.

Overall the operating margin (operating income as a percentage of revenues) was 5.4% in 2008 compared to 7.8% in 2007 and adjusted operating income margin (adjusted operating income as a percentage of revenues) fell from 7.7% in 2007 to 6.3% in 2008. Cost of sales in 2008 represented 84.0% of revenues compared to 81.5% in 2007, reflecting the cost increases described above. Selling, general and administrative costs remained essentially stable as a percentage of revenues, standing at 10.7% of revenue in 2008, compared to 10.9% in 2007. Other operating income (net of other operating expenses) declined primarily as a result of lower net capital gains on disposals, which were €48.9 million in 2008 compared to €106.6 million in 2007.

The net capital gains recorded under “other operating income (net of other operating expenses)” reflected mainly financial capital gains, as gains on sales of industrial assets are recorded elsewhere in operating income. Overall, industrial and financial capital gains totaled €115.7 million in 2008 compared to €171 million in 2007. We also recorded capital gains in 2008 on the sale of Clemessy and Crystal, which are recorded under income from discontinued operations, and thus are not included in operating income.

Back to Contents

Operating income and Adjusted Operating Income

The following table shows a breakdown of operating income and adjusted operating income by division for 2007 and 2008:

	Operating income				Adjusted Operating income

	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007	Change	Change at constant exchange rates	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007	Change	Change at constant exchange rates
Water	1,198.5	1,267.7	- 5.5%	-2.9%	1,196.2	1,265.7	-5.5%	- 2.9%
Environmental Services	285.5	803.5	- 64.5%	-58.0%	640.5	803.5	-20.3%	- 13.9%
Energy Services	429.7	384.3	+ 11.8%	+ 10.7%	424.7	373.7	+13.7%	+ 11.3%
Transportation	145.4	130.3	+ 11.6%	+ 10.1%	129.6	115.1	+ 12.6%	+ 10.9%
Holding companies	(107.8)	(103.3)			(107.8)	(103.1)
Total	1,951.3	2,482.5	- 21.4%	- 18.4%	2,283.2	2,454.9	-7.0%	- 4.0%
Total at 2007 exchange rates	2,025.0				2,356.9

The total negative foreign exchange impact of €73.7 million was mainly due to the depreciation against the euro of the British pound (negative €57.2 million) primarily in the Water and Environmental Services Divisions and of the U.S. dollar (negative €11.4 million) primarily in the Environmental Services Division, partially offset by the appreciation of the Czech Koruna against the euro (€16.8 million), particularly in the Energy Services Division.

As discussed above under “Presentation of Information in this Section – Non-GAAP Measures,” we use adjusted operating income, in addition to operating income, to evaluate our results of operations and otherwise as a management tool. The following table shows a reconciliation of our operating income and adjusted operating income by division in 2007 and 2008:

December 31, 2008	Adjusted Operating Income	Adjustments		Total Operating Income
(€ million)		Impairment	Other(1)
Water	1,196.2		2.3	1,198.5
Environmental Services	640.5	(343.0)	(12.0) (2)	285.5
Energy Services	424.7		5.0	429.7
Transportation	129.6	(55.4)	71.2 (3)	145.4
Unallocated	(107.8)			(107.8)
Total	2,283.2	(398.4)	66.5	1,951.3

(1) Including badwill.

(2) Represents the provisions for the restructuring plan recorded in Germany in 2008.

(3) Represents primarily the badwill recorded in the income statement related to the purchase of minority interests in SNCM.

December 31, 2007	Adjusted Operating Income	Adjustments		Total Operating Income
(€ million)		Impairment	Other(1)
Water	1,265.7		2.0	1,267.7
Environmental Services	803.5			803.5
Energy Services	373.7		10.6	384.3
Transportation	115.1	(6.9)	22.1 (2)	130.3
Unallocated	(103.1)		(0.2)	(103.3)
Total	2,454.9	(6.9)	34.5	2,482.5
(1) Including badwill. (2) Represents primarily operating income resulting from the completion of our purchase of our interest in SNCM.

Back to Contents

Water

The Water Division reported operating income of €1,198.5 million in 2008 compared with €1,267.7 million for 2007, a decrease of 5.5% (2.9% at constant exchange rates). Adjusted operating income for 2008 amounted to €1,196.2 million, compared with €1,265.7 million for 2007.

The division’s operating income was mainly affected by the increase in depreciation and amortization linked to new contracts won, particularly in Asia, and recent acquisitions. Apart from this, the principal factors that affected operating income were the following:

•

In France, operating income increased as a result of productivity initiatives, the development of new services and sustained engineering activities and was achieved despite a decrease in volumes delivered.

•

Outside France, the acquisition of unregulated water operations in the UK and the provisional acceptance of the Brussels plant were positive factors. In 2007, Veolia Eau benefited from the satisfactory resolution of a dispute with the Berlin Lander concerning drainage activities.

•

Improvements in the division’s Gabon operations also contributed to an improvement in operating income. However, delays in price increases and increased development costs weighed heavily on the division’s performance in Asia, and the division’s American operations also showed a decline.

•

Finally, Veolia Water Solutions & Technologies also improved its operating income as its new contracts reached maturity.

The operating margin (operating income / revenue) dropped from 11.6% in 2007 to 9.5% in 2008. Adjusted operating margin (adjusted operating income / revenue) was essentially the same as the adjustment items in the Water division were not significant.

The engineering, solutions and technologies activities of the Water Division could be affected by the downturn in economic activity. Veolia Water Solutions & Technologies’ order book contains approximately 18 months of construction business as of December 31, 2008. Operating business volumes have thus far successfully resisted the economic downturn. However, should this downturn continue in the long term, it could reduce the ability of certain public customers in a number of countries to meet contractual deadlines (payments, price increases) or finance certain infrastructure projects.

Environmental Services

Operating income amounted to €285.5 million in 2008 compared with €803.5 million in 2007, with adjusted operating income decreasing from €803.5 million in 2007 to €640.5 million in 2008. The main adjustment item in 2008 was a €343 million charge for impairment on goodwill resulting from the deterioration in business performance in Germany in 2008.

Adjusted operating income was also affected by a €62.6 million charge for impairment on other intangible assets (principally acquired contract rights) in Germany recognized in the opening balance sheet at the time of the acquisition of Veolia Propreté Germany (formerly SULO).

Foreign exchange impacts negatively affected the division’s operating income by €51.9 million, including €34.7 million in respect of the British pound and lesser amounts for the US dollar.

The division’s overall performance has been considerably affected by the economic crisis since September 2008, particularly with a drop in volumes processed for industrial customers and a significant decrease in prices for recyclable materials.

Despite this drop in volumes, performance in the United States and the UK nevertheless remained satisfactory due to a reduction in fixed costs combined with price increases in the United States.

Back to Contents

The operating margin (operating income to revenue) fell from 8.7% in 2007 to 2.8% in 2008, due primarily to the impact of impairment charges in Germany. Adjusted operating margin (adjusted operating income, which excludes the impact of the impairment charge, to revenue) fell from 8.7% to 6.3%, reflecting the relatively lower margins of recently acquired businesses and the economic crisis beginning in September 2008.

Within the Group, the Environmental Services Division is the most sensitive to the current economic crisis. Its exposure to industrial activities is significant in both the non-hazardous (price and volume) and hazardous waste sectors. Recycling activities are particularly sensitive to the price of recyclable materials (paper and ferrous and non-ferrous metals).

Energy Services

Operating income of the Energy Services Division amounted to €429.7 million in 2008 compared with €384.3 million in 2007, an increase of 11.8% at current and 10.7% at constant exchange rates. Adjusted operating income of the Energy Services Division was €424.7 million in 2008, an increase of 13.7% compared to €373.7 million recorded in 2007 (at constant exchange rates the increase was 11.3%).

In France, operating performance was positively affected by the increasing prices of energy sources and by improved productivity. Outside France, the increase in operating income also reflected the positive impact of energy prices, particularly in Central Europe, as well as the acquisition of Thermal North America Inc. in the United States, of Praterm in Poland and of other entities in Central Europe, all of which helped attenuate the increase in payroll costs, in particular in Central Europe, and the increased price of gas in the Baltic States. Sales of CO2 allowances contributed less to operating income in 2008 than in 2007.

The operating margin (operating income to revenue) was 6.2% in 2007 and 5.8% in 2008, reflecting primarily the impact of increased amortization charges resulting from acquisitions. Adjusted operating margin (adjusted operating income to revenue) was 6.0% in 2007 and 5.7% in 2008.

The economic crisis in the fourth quarter had little impact on Energy Services activities. However, a prolonged economic crisis could reduce energy needs (steam) at certain industrial sites and impact the ability of certain private customers to make payments.

Transportation

The Transportation Division’s operating income amounted to €145.4 million for 2008 compared with €130.3 million for 2007, representing an increase of 11.6% (10.1% at constant exchange rates). Adjusted operating income amounted to €129.6 million in 2008 compared with €115.1 million in 2007, an increase of 12.6% (10.9% at constant exchange rates). The difference reflected two offsetting factors: an impairment charge of €55.4 million relating to the “other European” cash generating unit (which comprises the Netherlands, Belgium and the United Kingdom), and a gain of €70.2 million, reflecting badwill recorded in the income statement related to the purchase of minority interests in SNCM.

Improved productivity, organic growth in the United States and in Eastern Europe and the greater profitability of certain contracts, mainly in the Netherlands, offset the increase in the price of fuel not yet passed on to customers, which had a negative impact of €28 million (including the negative effect of hedging derivatives) on the division’s operating income, which was also impacted by the end of a favorable French social security regime.

The operating margin (operating income to revenue) remained relatively stable, standing at 2.3% in 2007 and 2.4% in 2008. Adjusted operating margin (adjusted operating income to revenue) was 2.1% in both 2007 and 2008.

The economic crisis could have a fairly significant impact on rail freight services, which represented only approximately 3% of the Transport Division’s revenues in 2008. While other activities might also be affected, based on current conditions we believe that the impact should be less severe than for rail freight.

Unallocated Operating Income (loss)

Unallocated operating income (loss) represents primarily items recorded at the holding company level. Our unallocated operating loss increased from €103.3 million in 2007 to €107.8 million in 2008, primarily as a result of measures accompanying business growth and the increased importance of support projects that are implemented jointly among divisions.

Back to Contents

Finance costs, net

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

(in € millions)	2008	2007
Income	203.4	152.2
Expense	(1,128.1)	(971.0)
Finance costs, net	(924.7)	(818.8)

The increase in net finance costs reflects:

•

the increase in average net financial debt from €14,609 million in 2007 to €16,142 million in 2008; and

•

the increase in the financing rate linked to the increased cost of liquidity, due to available funds being invested in short-term financial assets of limited risk while debt is refinanced based on long-term maturities and in a context of strong interest rate volatility.

The financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period) increased from 5.49% in 2007 to 5.61% in 2008. This rate takes into account early settlement of derivative transactions, which management decided to unwind in 2008. Excluding the impact of these derivative unwinds, the financing rate was 5.78% in 2008, compared to 5.53% in 2007.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

(€ million)	2008	2007
Net gains and losses on loans and receivables	30.6	57.4
Net gains and losses on available-for-sale assets (including dividends)	9.3	10.3
Assets and liabilities at fair value through the Income Statement	35.1	5.4
Unwinding of the discount on provisions	(74.0)	(59.5)
Foreign exchange gains and losses	(42.7)	(2.1)
Other	(9.5)	(7.4)
Other financial income and expenses	(51.2)	4.1

Other financial income and expenses decreased from a net financial income of €4.1 million in 2007 to a net financial expense of €51.2 million in 2008.

This decrease mainly reflects:

•

a decrease of €26.8 million in net gains on loans and receivables, including the absence in 2008 of €26.5 million of interest income on rainwater receivables recognized in 2007 following the resolution of litigation with the Berlin Lander;

•

an increase of €14.5 million in the unwinding of the discount on provisions, primarily attributable to site restoration provisions in the Environmental Services Division, provisions for pension obligations recognized in accordance with IAS 19 and provisions for onerous contracts;

•

the appreciation of the euro against certain currencies, resulting in an increase of €40.6 million in foreign exchange losses; and

•

provisions relating certain risks in respect of our interests in associates.

Back to Contents

Income Tax Expense

Our consolidated income tax expense for 2008 was €468.8 million, compared with €417.9 million for 2007. As a percentage of pre-tax net income from continuing operations (adjusted to eliminate our share in the net income of associates), our effective tax rate was 48.1% for 2008 compared to 25.1% for 2007.

The increase in the income tax expense in 2008 was due to:

•

the review of the Veolia Propreté Germany business plan, which led to the recognition of an impairment charge of €42 million in respect of deferred tax assets;

•

the absence of deferred tax assets in certain loss-making subsidiaries, due to insufficient taxable profit forecasts for the coming five years;

•

a change in tax law governing the deductibility of depreciation and amortization expenses in the United Kingdom (expense of €36 million);

•

the favorable impact in 2007 of tax rate cuts in Germany and the United Kingdom (income of €54.6 million).

Share of Net Income of Associates

The share of net income from associates increased from €16.7 million in 2007 to €18.4 million in 2008.

Net Income (Loss) from Discontinued Operations

Net income (loss) from discontinued operations increased from a net loss of €11.8 million in 2007 to net income of €184.2 million in 2008. The main factor underlying the figure for 2008 was the €176.5 million net gain on the divestiture of Clemessy and Crystal in the Energy Services division.

Net income for the year attributable to minority interests

Net income for the year attributable to minority interests was €304.1 million in 2008, compared to €326.9 million in 2007. It reflects in particular the minority interests in subsidiaries in the Water division (€118.9 million), the Environmental Services division (€18.3 million), the Energy Services Division (€144.8 million) and the Transportation Division (€19.4 million).

In 2007, net income for the year attributable to minority interests totaled €326.9 million and mainly reflected minority interests in subsidiaries in the Water division (€178.9 million), the Environmental Services division (€21.8 million), the Energy Services Division (€96.4 million) and the Transportation Division (€28.9 million).

The increase in the share of minority interests in the Energy Services Division in 2008 was due to share attributable to minority interests of the capital gain realized on the divestiture of Clemessy and Crystal, which had an impact of €60 million (the capital gain was recorded in net income from discontinued operations). The significant decrease in net income attributable to minority interests in the Water division in 2008 reflected the impact in 2007 of minority interests in the settlement of the Berlin rainwater receivables matter.

Net income attributable to equity holders of the parent

Net income for the year attributable to equity holders of the parent was €405.1 million in 2008, compared to €927.9 million in 2007. Adjusted net income attributable to equity holders of the parent was €658.6 million, compared to €925.8 million in 2007.

Given the weighted average number of shares outstanding of 457.4 million in 2008 and 430.0 million in 2007, earnings per share attributable to equity holders of the parent was €0.89 in 2008, compared to €2.16 in 2007. Basic adjusted net income attributable to equity holders of the parent per share is €1.44 in 2008, compared to €2.15 in 2007.

Back to Contents

Adjusted net income attributable to equity holders of the parent for the year ended December 31, 2008 is determined as follows:

Fiscal year 2008 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	2,283.2	(331.9)	1,951.3
Net finance costs	(924.7)		(924.7)
Other financial income and expenses	(51.2)		(51.2)
Income tax expense	(426.9)	(41.9)	(468.8)
Share of net income of associates	18.4		18.4
Net loss from discontinued operations		184.2	184.2
Minority interests	(240.2)	(63.9)	(304.1)
Net income attributable to equity holders of the parent	658.6	(253.5)	405.1

Adjusted net income for the year ended December 31, 2007 is determined as follows:

Fiscal year 2007 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	2,454.9	27.6	2,482.5
Net finance costs	(818.8)	-	(818.8)
Other financial income and expenses	8.7	(4.6)	4.1
Income tax expense	(428.9)	11.0	(417.9)
Share of net income of associates	16.7	-	16.7
Net income from discontinued operations	-	(11.8)	(11.8)
Minority interests	(306.8)	(20.1)	(326.9)
Net income attributable to equity holders of the parent	925.8	2.1	927.9

Year ended December 31, 2007 compared to year ended December 31, 2006

The 2007 and 2006 income statements have been restated to take account of the divestiture of Clemessy and Crystal in the Energy Services Division in December 2008, which are presented in Net income from discontinued operations.

Revenue

Overview

The following table shows a breakdown of our revenues in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
31,932.2	27,941.0	14.3%	8.1%	7.1%	(0.9)%

Our consolidated revenue for the year ended December 31, 2007 amounted to €31,932.2 million compared to €27,941.0 million for the year ended December 31, 2006, an increase of 14.3% at current exchange rates and 15.2% at constant exchange rates. Organic growth was 8.1%, including organic growth of 10.1% recorded outside France.

Back to Contents

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

The following table shows a breakdown of our revenues by division in 2006 and 2007:

(in € millions, except for %)	2007	2006	% change 2007/2006

Water	10,927.4	10,087.6	8.3%
Environmental Services	9,214.3	7,462.9	23.5%
Energy Services	6,200.4	5,439.0	14.0%
Transportation	5,590.1	4,951.5	12.9%
Total revenue	31,932.2	27.941.0	14.3%
Total revenue at constant 2006 exchange rate	32,195.6	27,941.0	15.2%

Water

The following table shows a breakdown of our revenues within the water division in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
10,927.4	10,087.6	8.3%	7.9%	1.1%	(0.7)%

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

Outside France, we recorded revenue growth of 35.6% in 2007, including 7.9% growth at constant scope and exchange rates that came from all regions. Organic growth was significant in the United Kingdom with the start-up of new integrated contracts (Shropshire) and the expansion of existing integrated contracts (East Sussex and Nottinghamshire), and also in Scandinavia with an increase in the recycling business in Norway. In North America, revenues declined by 0.3% as a result of the weakening of the dollar, but the business achieved growth 7.7% at constant scope and exchange rates, driven mainly by the momentum in industrial services and the incineration business.

External growth of 18.0% in 2007 mainly reflected the full-year effect of the acquisitions of Cleanaway in the United Kingdom and Biffa in Belgium, and the acquisitions in 2007 of Sulo (consolidated since July 2) in Germany and of TMT in Italy.

Energy Services

The following table shows a breakdown of our revenues within the energy services division in 2006 and 2007:

2007 (in € millions)	2006 (in € millions)	% change 2007/2006	of which organic growth	of which external growth	of which currency fluctuation
6,200.4	5,439.0	14.0%	9.2%	4.6%	0.2%

The effects of mild weather in the first months of 2007 in Europe (where the bulk of our Energy Services revenues are generated) were partly offset by colder weather in the fourth quarter of 2007.

 In France, revenue grew 10.5% (9.7% at constant scope), due to commercial development and an increase in the volume of engineering work. This performance was achieved despite the impact of the mild winter weather and a slight decline in average energy prices.

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

Back to Contents

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

Revenue by geographical region

The following table shows a breakdown of our revenues by geographical region:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	% Change 2007/2006	% Change 2007/2006 (constant exchange rates)
France	13,587.0	12,747.4	6.6%	6.6%
United Kingdom	2,945.7	2,186.8	34.7%	35.5%,
Germany	2,678.9	1,969.1	36.0%	36.0%
Other European countries	6,033.3	5,317.9	13.5%	12.4%
United States	2,580.4	2,650.3	(2.6)%	6.3%
Oceania	1,308.2	931.4	40.5%	38.1%
Asia	961.0	770.9	24.7%	30.8%
Rest of the world (including the Middle East)	1,837.7	1,367.2	34.4%	37.1%
Revenue	31,932.2	27,941.0	14.3%	15.2%

France

Revenue growth in France totaled 6.6% in 2007, despite unfavorable weather conditions, which negatively affected Water activities in the third quarter and Energy Services at the beginning of the year. Conversely, Veolia Eau benefited from continued vigorous growth in engineering and construction work and Veolia Energie from new industrial and municipal contracts. Veolia Propreté’s growth was linked to increased production levels at the new incineration plants and an increase in solid and toxic waste tonnage collected and treated under high value-added service contracts. In addition to the full year impact of the consolidation of SNCM, Veolia Transport benefited from sustained activity growth in intercity transit systems and in the greater Paris region.

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

Germany

Revenue growth in Germany totaled 36% in 2007 and was primarily attributable to the acquisition of the Sulo Group by Veolia Propreté, an increase in sales under the Braunschweig contract (Veolia Eau), the impact of acquisitions in 2006 and the organic growth of railway activities (Veolia Transport).

Other European countries

Revenue growth of 13.5% in 2007 (12.4% on a constant exchange rate basis) was mainly due to the expansion of Veolia Energie in Southern Europe, the acquisition of TMT in Italy by Veolia Propreté (3 months of revenue contribution) and the growth in Veolia Eau and Veolia Energie activities in Central Europe.

Back to Contents

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

Asia

Growth of 24.7% in Asia was mainly driven by Veolia Eau and attributable to recent developments (contract wins in China and acquisitions in Japan), by Veolia Propreté and by Veolia Energie with the start-up of new contracts.

Rest of the world

Revenue growth of 34.4% was marked by the steady growth of Veolia Eau activities in North Africa and new contracts won by this Division in the Middle East.

Operating Income

Overview

The Group’s operating income increased by 16.9%, from €2,124.2 million in 2006 to €2,482.5 million in 2007. Adjusted operating income increased by 10.9%, from €2,2213.5 million in 2006 to €2,454.9 million in 2007. The following table shows a breakdown of operating income and adjusted operating income by division in 2006 and 2007:

	Operating income			Adjusted operating income
	2007	2006	% change	2007	2006	% change
Water	1,267.7	1,160.6	9.2%	1,265.7	1,163.4	8.8%
Environmental Services	803.5	648.3	23.9%	803.5	648.3	23.9%
Energy Services	384.3	369.0	4.1%	373.7	369.0	1.3%
Transportation	130.3	13.6	858.1%	115.1	100.1	15.0%
Unallocated	(103.3)	(67.3)	-	(103.1)	(67.3)	-
Total	2,482.5	2,124.2	16.9%	2,454.9	2,213.5	10.9%
Total at 2006 exchange rates	2,499.5	2,124.2	17.7%	2,471.9	2,213.5	11.7%

As discussed above under “Presentation of Information in this Section – Non-GAAP Measures,” we use adjusted operating income, in addition to operating income, to evaluate the Group’s results of operations and otherwise as a management tool. The following table shows a reconciliation of the Group’s operating income and adjusted operating income by division in 2006 and 2007:

2007	Adjusted Operating Income	Adjustments		Total Operating Income
(€ million)		Impairment	Other(1)
Water	1,265.7		2.0	1,267.7
Environmental Services	803.5	-	-	803.5
Energy Services	373.7		10.6	384.3
Transportation	115.1	(6.9)	22.1(2)	130.3
Unallocated	(103.1)	-	(0.2)	(103.3)
Total	2,454.9	(6.9)	34.5	2,482.5
(1) Including badwill. (2) Represents primarily operating income resulting from the completion of our purchase of our interest in SNCM, as discussed under “—Transportation” below.

Back to Contents

2006	Adjusted	Adjustments		Total Operating
(€ million)	Operating Income	Impairment	Other(1)	Income
Water	1,163.4	(2.8)	-	1,160.6
Environmental Services	648.3	-	-	648.3
Energy Services	369.0	-	-	369.0
Transportation	100.1	(7.3)	(79.2)	13.6
Unallocated	(67.3)	-	-	(67.3)
Total	2,213.5	(10.1)	(79.2)	2,124.2
(1) Including badwill.

Operating income increased 16.9% year-on-year, or by 17.7% at constant exchange rates. Adjusted operating income grew by 10.9%, or by 11.7% at constant exchange rates. The increases mainly reflect growth in our revenues and overall business resulting from the factors described above in the discussion or our revenue growth, offset in part by an increase in unallocated operating losses, as described below. Operating income growth also benefited from a significant decrease in impairment charges, which are excluded from the calculation of adjusted operating income. As noted above, we recorded significant losses in our transportation division in Germany in 2006, primarily as a result of impairment charges, as discussed in more detail below. We also recorded €106.6 million of capital gains from asset disposals in 2007, compared to €50.9 million in 2006. Our capital gains in each year reflected primarily the sale of minority interests in our consolidated subsidiaries, discussed in more detail below.

Operating income in 2007 represented 7.8% of revenues compared to 7.6% in 2006. Adjusted operating income represented 7.7% of revenues in 2007 compared to 7.9% in 2006. The decline in overall operating income margin (adjusted operating income as a percentage of revenues) reflected primarily the rapid growth of engineering business in the water division, as well as services activities in the energy services division, which in both cases carry lower margins than some of our other activities. General and administrative expenses decreased as a percentage of revenues (9.9% in 2006 and 9.2% in 2007), reflecting our continuing efforts to improve efficiency.

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

Back to Contents

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

Energy Services

The Energy Services Division reported a 4.1% increase in operating income from €369 million in 2006 to €384.3 million in 2007. Adjusted operating income rose 1.3% in 2007. The difference between operating income and adjusted operating income in 2007 reflected primarily the impact of badwill recorded following employee share subscriptions at a division affiliate in Poland.

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

Due to the impact of weather conditions, the reduction in the sales of CO² allowances and the development of lower margin service activities, the operating margin (adjusted operating income / revenue) fell from 6.8% in 2006 to 6.0% in 2007. The ratio of operating income to revenues was 6.8% in 2006 and 6.2% in 2007, as the 2007 figure reflected the impact of the badwill in Poland, described above.

Transportation

The transportation division reported operating income of €130.3 million in 2007, compared to €13.6 million in 2006. Transportation division operating income in 2006 included adjustments of €86.5 million recognized in Germany, while 2007 operating income reflected the impact of the finalization of the SNCM opening balance sheet (positive impact of €20.5 million, including the impact of badwill and net provisions for contracts) and impairment charges relating to the Eurolines activity (charge of €6.9 million).

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

Back to Contents

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

Finance costs, net

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of the Group’s finance costs, net:

(in € millions)	2007	2006
Income	152.2	82.8
Expense	(971.0)	(784.7)
Finance costs, net	(818.8)	(701.9)

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

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

(€ million)	2007	2006
Net gains on loans and receivables	57.4	21.5
Net gains and losses on available-for-sale assets (including dividends)	10.3	9.7
Assets and liabilities at fair value through the Income Statement	5.4	(21.6)
Unwinding of the discount on provisions	(59.5)	(15.9)
Foreign exchange gains and losses	(2.1)	(13.9)
Other income (expenses)	(7.4)	(11.6)
Other financial income and expenses	4.1	(31.8)

Back to Contents

Other financial income and expenses improved from a net expense of €31.8 million in 2006 to a net income of €4.1 million in 2007. This improvement in the contribution of other financial income and expenses was mainly due to:

•

a reduction in the foreign exchange losses of €11.8 million,

•

the impact of the fair value measurement of embedded derivatives for €26.9 million (other income (expenses)); the fair value measurement of derivatives embedded in contracts and in particular certain industrial contracts in South Korea had a positive impact of €10.6 million in 2007, compared to a negative impact of €16.3 million in 2006, and

•

the increase in net gains on loans and receivables of €35.9 million (including interest income on the Berlin Lander rainwater receivable of €26.5 million).

These improvements were partially offset by an increase in the charge in respect of the unwinding of the discount on provisions of €43.6 million. In 2007, the increase in this charge on long-term provisions related to SNCM (provisions for onerous contracts), pension obligations and provisions for closure and post-closure costs for waste storage facilities in the environmental services division.

Income Tax Expense

The consolidated income tax expense of the Group for 2007 was €417.9 million (current tax expense of €415.0 million and deferred tax expense of €2.9 million), compared to €409.0 million for 2006 (current tax expense of €334.7 million and deferred tax expense of €74.3 million). The increase in the income tax expense in 2007 was due to:

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

Excluding the U.S. tax credits in 2006 and a tax benefit relating to an SNCM tax election in 2007, our income tax expense decreased from €495.2 in 2006 million to €428.9 million in 2007.

Our effective income tax rate decreased from 29.4% in 2006 to 25.1% in 2007, primarily as a result of the tax rate reductions and recognition of additional deferred tax assets related to United States tax losses, as described above.

Share of Net Income of Associates

The share of net income of associates increased from €5.8 million in 2006 to €16.7 million in 2007. The increase in the net income of associates is mainly due to improvement in the results of Veolia Propreté associates in Taiwan and the inclusion of the associates of the Sulo sub-group (Veolia Propreté, Germany).

Back to Contents

Net Income (Loss) from Discontinued Operations

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

Transportation Division activities in Denmark were sold on August 31, 2007. This business was classified in discontinued operations for accounting purposes.

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

Net income attributable to equity holders of the parent

Net income for the year attributable to equity holders of the parent was €927.9 million in 2007, compared to €758.7 million in 2006. Adjusted net income attributable to equity holders of the parent was €925.8 million in 2007, compared to €757.4 million in 2006.

Adjusted net income attributable to equity holders of the parent for the year ended December 31, 2007 is determined as follows:

Fiscal year 2007 (€ million)	Net Income	Adjustments	Adjusted Net Income
Operating income	2,482.5	(27.6)	2,454.9
Net finance costs	(818.8)	-	(818.8)
Other financial income and expenses	4.1	4.6	8.7
Income tax expense	(417.9)	(11.0)(1)	(428.9)
Share of net income of associates	16.7	-	16.7
Net loss from discontinued operations	(11.8)	11.8	-
Minority interests	(326.9)	20.1	(306.8)
Net income attributable to equity holders of the parent	927.9	(2.1)	925.8
(1) Represents the impact of a change in tax status relating to SNCM.

Back to Contents

Adjusted net income for the year ended December 31, 2006 is determined as follows:

Fiscal year 2006 (€ million)	Net Income	Adjustments	Adjusted Net Income
Operating income	2,124.2	89.3	2,213.5
Net finance costs	(701.9)	-	(701.9)
Other financial income and expenses	(31.8)	-	(31.8)
Income tax expense	(409.0)	(86.2)	(495.2)
Share of net income of associates	5.8	-	5.8
Net income from discontinued operations	7.6	(7.6)	-
Minority interests	(236.2)	3.2	(233.0)
Net income attributable to equity holders of the parent	758.7	(1.3)	757.4

Given the weighted average number of shares outstanding of 430.0 million in 2007 and 398.8 million in 2006 (adjusted for the share capital increase in July 2007), earnings per share attributable to equity holders of the parent was €2.16 in 2007, compared to €1.90 in 2006 (adjusted for the share capital increase in July 2007). Adjusted net income per share was €2.15 in 2007, compared to €1.90 in 2006 (adjusted for the share capital increase in July 2007).

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Our operations generate significant cash flow. In 2008, our operating cash flow before changes in working capital was more than sufficient to cover our investment requirements. We also have access to sources of liquidity that include bank financing, international bond markets and international equity markets. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth information relating to our consolidated cash flows for the years ended December 31, 2007 and 2008.

(€ million)	Year ended December 31,
	2008	2007
Operating cash flow before changes in working capital (1)	4,178	4,219
Changes in working capital	(81)	(167)
Income taxes paid	(347)	(417)
Net cash from operating activities	3,750	3,635
Net cash used in investing activities	(3,335)	(4,018)
Net increase/(decrease) in current borrowings	(1,437)	(1,534)
New non-current borrowings and other debt	3,590	2,060
Principal payments on non-current borrowings and other debt	(185)	(1,363)
Proceeds from issue of shares	51	3,039
Share capital reduction	(131)	-
(Purchases of)/proceeds from treasury shares	3	19
Dividends paid	(754)	(564)
Interest paid	(847)	(716)
Net cash from (used in ) financing activities	290	941
(1) The definition of operating cash flow before changes in working capital recommended by the CNC (French National Accounting Institute) excludes the impact of financing activities and taxation

Net cash from operating activities increased from €3,635 million in 2007 to €3,750 million in 2008, reflecting the following:

•

Cash flow from operations before changes in working capital and income taxes paid totaled €4,178 million in 2008, compared to €4,219 million in 2007, as a result of the factors described below.

•

Changes in working capital were €81 million in 2008 compared to €167 million in 2007. The change in working capital requirements in 2008 reflects the positive impact of the settlement of rainwater receivables in the Water Division (Berlin contract) in the amount of €157 million.

•

Income tax payments in 2008 were €347 million, compared to €417 million in 2007.

The large majority of our cash flow from operations before changes in working capital reflects the cash flows produced by ordinary operations in our divisions and our holding company activities, while the remainder reflects financial operating cash flow (meaning cash flow related to items recorded in our income statement as “other financial income and expenses”), as well as operating cash flow from discontinued operations. The following table breaks down our operating cash flow before changes in working capital among these components for the years ended December 31, 2007 and 2008.

Back to Contents

	Operating cash flow before changes in working capital
	Year ended	Year ended	% Change
	December 31, 2008	December 31, 2007 adjusted	Current exchange rates	Constant exchange rates
Water	1,821.3	1,851.3	(1.6) %	0.6%
Environmental Services	1,362.2	1,460.9	(6.8) %	(1.6) %
Energy Services	755.4	641.8	17.7%	15.5%
Transportation	292.0	279.3	4.5%	5.7%
Holding companies	(93.6)	(69.6)
Total from Divisions and Holding companies	4,137.3	4,163.7	(0.6) %	2.0%
Total from Divisions and Holding companies at 2007 exchange rates	4,244.2
Financial Operating Cash Flow	26.3	43.4	(39.4)%
Operating cash flow from discontinued operations	14.8	12.3	20.3%
Operating cash flow before changes in working capital	4,178.4	4,219.4	(1.0)%

Our operating cash flow before changes in working capital declined 1.0% from 2007 to 2008, reflecting primarily the significant impact of exchange rates on our operating cash flows from our divisions and holding company activities, which declined by 0.6% from 2007 to 2008. Foreign exchange movements had an impact of €107 million on our 2008 operating cash flows from our divisions and holding company activities, principally as a result of the appreciation of the euro against the British pound, the U.S. dollar and other currencies in which we operate.

At constant exchange rates, our operating cash flows from our divisions and holding company activities increased by 2.0% in 2008, as a significant increase in the Energy Services Division offset a decline in the Environmental Services Division that was a result of the unfavorable business climate for environmental services. The principal factors that affected our operating cash flow from divisions and holding company activities were the same as the factors that affected our adjusted operating income, described under “—Results of Operations—Year ended December 31, 2008 compared to year ended December 31, 2007 – Operating Income.”

Net cash used in investing activities was €3.335 million in 2008, compared to €4.018 million in 2007. This decrease was due to a decrease in financial investments, linked to the slowdown in external growth in 2008 (in 2007, our net cash used in investment activities reflected the acquisition of Veolia Propreté Germany (formerly Sulo), VSA Technitalia, Thermal North America and Tianjin Shibei). In addition, in 2008 we increased our industrial and financial disposals, as described in more detail below under “—Divestitures and Disposals of Assets.” Industrial capital expenditures increased modestly in 2008, as described in more detail below under “—Investing Activities.”

Net cash from financing activities was €290 million in 2008 compared to €941 million in 2007. As described in further detail below, we incurred new non-current borrowings in 2008 and repaid a relatively small amount of principal compared to 2007. On the other hand, in 2007 we realized approximately €3.0 billion of proceeds from the issuance of new shares, resulting mainly from our share capital increase completed in July 2007. Dividends paid in 2008 increased compared with 2007, reflecting an increase in the dividend per share from €1.05 to €1.21, as well as the increased number of shares outstanding.

Back to Contents

Investing Activities

The following table shows a breakdown of our investing activities during 2007 and 2008:

(€ million)	Industrial investments (1)		Financial investments (2)		New operating financial assets
	2008	2007	2008	2007	2008	2007
Water	945	866	152	794	315	280
Environmental Services	974	846	333	482	55	32
Energy Services	541	429	233	547	111	73
Transportation	342	459	175	101	11	36
Other	91	42	61	42	37	0
Total	2,893	2,642	954	1,966	529	421
(1) including assets purchased under finance leases (2) excluding cash and cash equivalents of companies acquired

Industrial investments

Industrial investments (excluding assets purchased under finance leases) totaled €2,781 million in 2008, up 10.4% over the previous year’s figure of €2,519 million. Industrial investments including assets purchased under finance leases totaled €2,893 million in 2008 and broke down as follows:

•

€945 million in the Water Division (up 9.1% compared to 2007), including growth investments of €409 million and maintenance-related investments of €536 million (compared to €531 million in 2007). Growth investments in 2008 mainly related to concession assets in France, China and Morocco, and regulated activities in the United Kingdom.

•

€974 million in the Environmental Services Division (up 15.1% compared to 2007), including growth investments of €243 million and maintenance-related investments of €731 million. The increase in industrial investments is due principally to the expansion of the Environmental Services Division. 2008 growth investments related in particular to integrated contracts in the United Kingdom.

•

€541 million in the Energy Services Division (up 26.1% compared to 2007), including growth investments of €263 million and maintenance-related investments of €278 million.

•

€342 million in the Transportation Division (down 25.5% compared to 2007), including growth investments of €48 million and maintenance-related investments of €294 million. 2007 capital expenditure included the purchase of the Jean Nicoli boat. The decrease in this heading was mainly due to increased use of operating leases.

Maintenance-related investments totaled €1,860 million (5.1% of revenue), compared to €1,590 million in 2007.

Financial Investments

Financial investments, including the net debt of companies acquired of €325 million as of December 31, 2008, totaled €1,279 million in 2008, compared to €3,873 million in 2007 mainly due to the decline of acquisitions especially during the second semester.

Financial investments of €1,279 million in 2008 (including the net debt of companies acquired) broke down as following:

•

€330 million in the Water Division (€924 million in 2007). The main financial investments related to the acquisition of Biothane (Solutions & Technologies) for €44 million and the purchase of an additional interest in Askhelon in Israel for €83 million;

•

€388 million in the Environmental Services Division (€1,880 million in 2007). The main financial investments related to the acquisition of Bartin Recycling Group for €189 million and various other investments in Europe;

Back to Contents

•

€284 million in the Energy Services Division (€865 million in 2007). The main financial investments related to the acquisition of Praterm for €126 million; and

•

€218 million in the Transportation Division (€122 million in 2007). The main financial investments related to the buy-out of a minority interest in SNCM for €73 million and the acquisition of Rail4Chem for €34 million.

New Operating Financial Assets (IFRIC 12 and IFRIC 4 loans)

New operating financial assets totaled €529 million in 2008, compared to €421 million in 2007 and broke down as follows:

•

€315 million in the Water Division, an increase of €35 million on 2007 and mainly comprising new operating financial assets under the Berlin contract and BOT contracts in Northern Europe;

•

€55 million in the Environmental Services Division, an increase of €23 million on 2007;

•

€111 million in the Energy Services Division, an increase of €38 million on 2007;

•

€11 million in the Transportation Division, a decrease of €25 million on 2007; and

•

€37 million for other businesses, primarily concerning a multi-division industrial project.

Receivables and other financial assets

The increase in receivables and other financial assets of €282 million in 2008 was mainly attributable to the increase in the minority interest share in loans granted to Dalkia International and its subsidiaries by the Group in 2008, in the amount of €215 million.

Divestitures and Disposals of Assets

Divestitures (including net financial debt) totaled €761 million in 2008 and broke down as follows:

•

industrial divestitures of €330 million, including €202 million in the Transportation Division (sale of Jean Nicoli boat for €105 million); and

•

financial divestitures of €431 million, including in particular the sale of Clemessy and Crystal in the Energy Services Division for a net amount of €226 million and various financial divestitures in the Water Division for a total amount of €144 million.

Principal payments on operating financial assets totaled €358 million in 2008, compared to €361 million in 2007.

Research and Development; Patents and Licenses

See “Information on the Company—Business Overview—Research and Development” and “Information on the Company—Business Overview—Intellectual Property” for a description of our investments in these areas.

Back to Contents

Sources of Funds

Financings

As of December 31, 2008, Moody’s and Standard & Poor's rated us as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Negative	On March 26, 2009, Moody’s confirmed the rating awarded to Veolia Environnement on June 27, 2005, but changed the outlook from stable to negative.
Standard and Poor's	A-2	BBB+	Negative	On March 25, 2009, Standard and Poor’s confirmed the rating awarded to Veolia Environnement on October 3, 2005, but changed the outlook from stable to negative.

During 2008, we implemented an active refinancing policy aimed at strengthening our financial base and maintaining the maturity of our debt.

The main debt lines maturing in 2008 and either repaid or refinanced were as follows:

•

repayment of the Berlin acquisition debt of €600 million, maturing January 15, 2008,

•

redemption of the EMTN series 20 bond issue of €300 million, maturing February 15, 2008,

•

redemption of the residual balance on the EMTN series 1 bond issue of €700 million, maturing June 27, 2008,

•

redemption in August 2008 of the €200 million bond issue, issued in January 2001.

In addition, we completed new bond issuances in Europe for a total amount of €572 million in 2008, as follows:

•

on January 7, 2008, we reopened the GBP-denominated series 24 bond issue maturing in 2037 in the amount of GBP 150 million (euro equivalent of €157 million as of December 31, 2008), bringing the total bond amount outstanding to GBP 650 million;

•

on March 14, 2008, we reopened the EUR-denominated series 21 bond issue maturing in 2017 in the amount of €140 million, bringing the total bond amount outstanding to €1,140 million; and

•

on April 1, 2008, we reopened for the first time the series 15 corporate bond issue indexed to European inflation and maturing in 2015, in the amount of €275 million, bringing the total bond amount outstanding to €875 million (before indexing).

In addition, particularly as a result of the strengthening of our long-term presence in the United States (including with the 2007 acquisition of TNAI in the Energy Services Division), on May 21, 2008, we issued USD 1.8 billion of fixed-rate bonds in three tranches (USD 700 million 5-year tranche, USD 700 million 10-year tranche and USD 400 million 30-year tranche). This first bond issue by us in the US market enables a better match between long-term cash flows and the local USD long-term debt.

In October 2008 the multicurrency syndicated loan facility was drawn in the amount of €1.110 billion.

We centralize our significant financings to ensure optimization. Certain financings contracted by the parent company contain restrictions on structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement.

Our financing does not contain any event of default provisions tied to compliance with a debt ratio, an interest coverage ratio or a minimum credit rating, except for the private placement made in the United States in 2003 (see note 18 to our consolidated financial statements), which is subject to two coverage ratios (debt and finance costs).

Back to Contents

No major bank financing was provided in 2008. Our existing syndicated credit documentation and bilateral credit lines do not contain any events of default tied to restricted financial covenants (such as debt payout ratios or interest coverage ratios). The debt payout ratio (the ratio between net debt and operating cash flow adjusted for certain items) is used to determine the margin applicable to certain significant financings under pricing grids, such as the syndicated credit lines signed in 2004 for a maximum aggregate amount of US$1.25 billion (drawn down in the amount of approximately €599 million as of December 31, 2008)

Financial ratios may also be used in certain project financings, which are generally implemented through project entities, for which the financing is based on cash flows generated by the relevant project. These project financings, the amounts of which are not individually significant at the Group level, are either without recourse or with limited recourse. In addition, in certain cases multilateral development banks may require our affiliates to include financial ratios relating to the financial statements of those entities in their financing agreements.

At the end of 2008, we were in compliance with the covenants of all our material financings.

Liquidity

The following table sets forth our principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items, as of December 31, 2006, 2007 and 2008:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Veolia Environnement:
Undrawn MT syndicated loans *	2,890.3	4,000.0	4,000.0
Undrawn MT credit lines	575.0	850.0	925.0
Undrawn ST credit lines	350.0	175.0	150.0
Other financial assets (marketable securities)		-	17.6
Cash & cash equivalents	2,283.6	1,550.8	1,140.5
Subsidiaries:
Other financial assets (marketable securities)		-	48.9
Cash & cash equivalents	1,566.0	1,564.8	1,517.5
Total liquid assets and availabilities	7,664.9	8,140.6	7,799.5
Current debt and bank overdrafts, and other cash position items
Current debt	3,219.7	3,805.0	2,904.1
Bank overdrafts and other cash position items	465.7	459.4	456.0
Total current debts and bank overdrafts and other cash position items	3,685.4	4,264.4	3,360.1
Total liquid assets and availabilities, net of current debt and bank overdrafts, and other cash position items	3,979.5	3,876.2	4,439.4
* maturing April 20, 2012

Back to Contents

Financial Debt Structure

Our financial debt structure as of December 31, 2008 is reflected in the following table, which also provides a reconciliation of our total borrowings to net financial debt:

(€ million)	As of December 31, 2008	As of December 31, 2007
Non-current borrowings	17,063.9	13,948.0
Current borrowings	3,219.7	3,805.0
Bank overdrafts and other cash position items	465.7	459.4
Sub-total borrowings	20,749.3	18,212.4
Cash and cash equivalents	(3,849.6)	(3,115.6)
Fair value gains/losses on hedge derivatives	(371.5)	27.7
Net financial debt	16,528.2	15,124.5

The ratio of (i) net financial debt to (ii) cash flow from operations plus cash generated from principal payments on operating financial assets stood at 3.6 as of December 31, 2008 compared with 3.3 as of December 31, 2007.

The following table sets forth the maturity schedule of our long-term borrowings as of December 31, 2008:

(€ million)	Total	Amounts falling due in
		2 to 3 years	4 to 5 years	More than 5 years
Bond issues	11,097.6	61.9	2,726.5	8,309.2
Bank borrowings	5,966.3	1,434.3	1,941.5	2,590.5
Non current borrowings	17,063.9	1,496.2	4,668.0	10,899.7

Shareholders Equity

Our shareholders equity attributable to equity holders of the parent was €7,001.2 million as of December 31, 2008, a decrease of €611.7 million compared to €7,612.9 at year-end 2007. In addition to the impact of 2008 net income and the payment of the fiscal year 2007 dividend in 2008, we recorded foreign exchange translation adjustments of €591.9 million in 2008.

Return on Capital Employed (ROCE)

Our investment policy requires us to analyze different criteria in making investment decisions, including decisions relating to investing activities (industrial and financial investments). In order to manage the profitability of our contracts globally, we use a measure of performance, which we refer to as “return on capital employed” or “ROCE,” that measures our ability to provide a return on the capital invested in our business. We define ROCE as the ratio of (i) net income from operations (adjusted operating income, after income from associates and tax, but excluding revenue and tax related to operating financial assets), divided by (ii) the average amount of capital employed in our business during the same year.

Since the shift to IFRS in 2005, for purposes of our ROCE calculation, capital employed excludes operating financial assets, and operating income excludes the related income.

Back to Contents

Net income from operations is calculated as follows:

(€ million)	2008	2007
Adjusted operating income	2,283.2	2,454.8
+ Share of net income of associates	18.4	16.8
- Income tax expense (1) (2)	(418.2)	(404.7)
- Revenue from operating financial assets	(400.4)	(345.1)
+ Income tax expense allocated to operating financial assets	75.4	62.5
Net income from operations	1,558.4	1,784.3

(1) In 2004, the financial restructuring transactions following the divestiture of the U.S. activities of the Water Division generated tax losses which were recognized in the consolidated balance sheet. Given its exceptional nature, the resulting credit of €138.4 million recognized in net income was eliminated from the calculation of ROCE. The utilization of these tax losses in 2008 and 2007 generated charges of €8.7 million and €24.2 million respectively, which were similarly eliminated from the calculation of ROCE.

(2) In 2007, a tax benefit of €11 million (relating to the tax status of SNCM) was eliminated from adjusted net income attributable to equity holders of the parent, and also from the calculation of ROCE. In 2008, the review of the business plan of Veolia Propreté Germany (formerly Sulo) led to the recognition of an impairment charge of €41.9 million in respect of deferred tax assets.

Average capital employed during the year is defined as the average of opening and closing capital employed.

Capital employed is equal to the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts.

2008 capital employed includes the assets of companies jointly held with Suez Environnement (Water Division) classified as assets held for sale of €82.9 million. Capital employed is adjusted for the Clemessy and Crystal entities in the amount of €35.1 million in 2007 and €50.4 million in 2006.

Capital employed is calculated as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Intangible assets and property, plant and equipment, net (1)	14,655.6	14,092.5	11,625.6
Goodwill, net of impairment	6,782.1	6,836.1	5,628.0
Investments in associates	311.6	291.5	240.3
Operating and non-operating working capital requirements, net (2)	104.2	(8.0)	200.5
Net derivative instruments and other (3)	12.6	79.4	26.9
Provisions	(2,954.1)	(2,922.0)	(2,979.4)
Other non-current debt		-	(207.3)
Capital employed	18,912.0	18,369.5	14,534.6
Clemessy & Crystal Capital employed published in 2007		35.1 18,404.6	50.4 14,585.0
Average capital employed	18,640.7	16,452.0

(1) including the investment in Tianjin Shibei (Water Division) of €219 million in 2007

(2) including net deferred tax but excluding deferred tax relating to U.S. divestitures and related restructurings (€52.0 million in 2008, €60.7 million in 2007, €84.9 million in 2006).

(3) excluding derivatives hedging the fair value of debt for €371.5 million in 2008, -€27.7 million in 2007, -€28.8 million in 2006.

Back to Contents

Our return on capital employed (ROCE) in 2007 and 2008 was determined as follows:

(€ million)	Net income from operations	Average capital employed during the year	ROCE
2008	1,558.4	18,640.7	8.4%
2007	1,784.3	16,452.0	10.8%

The decrease in ROCE in 2008 is primarily attributable to the dilutive contribution of recent acquisitions (entries into the scope of consolidation in 2008 and principal acquisitions in 2007) in the amount of negative 1.8%. ROCE was also impacted by trends in operating performance and the economic environment.

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described in this document under various headings in this “Item 5. Operating and Financial Review and Prospects” as well as in the notes to our consolidated financial statements.

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs at December 31, 2008 (in millions of euros):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
	19,390.5	3,077.8	1,260.5	4,467.9	10,584.3
Operating Lease Obligations (1) (2)	2,530.4	585.0	779.6	548.4	617.4
Capital Lease Obligations (3)	1,152.9	189.6	299.4	251.9	412.0
Closure and post-closure	542.8	62.0	117.1	69.5	294.2
Total	23,616.6	3,914.4	2,456.6	5,337.7	11,907.9

(1) Including non-current and current borrowings, but excluding capital lease (see (3) below).

(2) We are also obligated to pay interest on our long-term and other debt obligations. To measure our obligations, we use a tool that we call the "financing rate", which we define as the ratio between the cost of net debt (equal to finance costs, net, excluding changes in fair value of derivatives not qualifying for hedge accounting) to average net debt (based on a monthly weighted average, and determined in the manner set forth above under "- Sources of Funds - Financings"). In 2008, the financing rate was 5.61%. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Note 30 to our consolidated financial statements. After taking into account hedging transactions, 48.0% of our financial debt bears interest at fixed rates. After further taking into account the impact of interest rate caps, this percentage increases to 48.2%. Assuming a constant net debt policy, a 0.5% increase in interest rates would generate an increase in net finance costs of €33 million.

(3) Corresponds to future minimum lease payments.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 38 to our consolidated financial statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties that are not recorded in our balance sheet. These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part. Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

Back to Contents

Specific commitments given

Specific Berlin contract commitments

Under the Berlin water contract, the Group plans to purchase easement rights for water pipes from landowners. The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be borne by the Berlin Lander, representing a net commitment of €250 million. Given the uncertain nature of estimating these easement rights, this commitment was retained off-balance sheet as of December 31, 2007.

More precise estimates were performed in 2008, leading to a valuation of €113 million (100%), including a portion, estimated at €57 million, to be reimbursed by the Berlin Lander. The Group therefore recognized an asset and operating liability of €113 million. As these rights will be acquired by 2011, the amounts paid will be recorded, net of amounts reimbursed by the Berlin Lander, in operating financial assets and remunerated pursuant to the contract.

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

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 38 to our consolidated financial statements) nor the specific commitments and contingencies described above. The following table sets forth our other commitments given as of the dates indicated.

(€ million)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	Maturing in
				Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	4,043.6	5,591.4	6,624.9	1,302.0	3,414.7	1,908.2
Financial guarantees	749.3	835.6	667.5	317.7	113.7	236.1
Debt guarantees	300.7	355.6	303.0	158.6	66.2	78.2
Vendor warranties received	448.6	480.0	364.5	159.1	47.5	157.9
Commitments given	180.6	617.1	507.8	330.2	133.6	44.0
Purchase commitments	149.3	589.9	476.5	307.2	125.9	43.4
Sales commitments	31.3	27.2	31.3	23.0	7.7	0.6
Other commitments given	1,654.3	957.3	912.7	527.9	290.3	94.5
Letters of credit	904.5	573.8	706.7	465.7	236.5	4.5
Other commitments given	749.8	383.5	206.0	62.2	53.8	90.0
Other commitments given	6,627.8	8,001.4	8,712.9	2,477.8	3,952.3	2,282.8

Back to Contents

The following table breaks down our other commitments by division as of December 31, 2006, 2007 and 2008:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Water	5,891.8	4,368.3	3,253.2
Environmental Services	901.7	1,171.1	876.7
Energy Services	538.1	755.7	543.0
Transportation	415.8	398.3	294.9
Proactiva	50.6	39.8	5.7
Holding companies	891.3	1,241.5	1,598.3
Other	23.6	26.7	56.0
Total	8,712.9	8,001.4	6,627.8

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

See “Item 16G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE listed companies.

Board of Directors

Our board of directors has adopted an internal charter, as well as internal charters for the accounts and audit committee, the nominations and compensation committee and the strategic research, innovation and sustainable development committee, respectively. The purpose of these charters was initially to apply the recommendations of the report of a French working group chaired by Mr. Daniel Bouton relating to the improvement of corporate governance practices in French public companies (known as the “Bouton report”).

The internal rules and regulations of the accounts and audit committee were amended by our board of directors at its meeting on March 24, 2009 to take into account the order (ordonnance) of December 8, 2008 that transposed the eighth directive on statutory audits of corporate financial statements into French law.

Pursuant to French law, our company is required to refer to a corporate governance code and to comply with the provisions of such code or to declare the provisions it does not comply with and the reasons for which it decided not to apply such provisions. At its meeting of January 7, 2009, our board of directors reviewed the consolidated version of the AFEP-MEDEF code of December 2008 (a code of recommended practices for governance and executive compensation that is widely used in France) (the “AFEP-MEDEF Code”) and confirmed that that code was consistent with our existing corporate governance practices. We believe that our practices conform to the provisions of the AFEP-MEDEF Code that our company has decided to apply.

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

The board of directors does not include any members elected by the employees or any non-voting deputy directors (censeurs); however, a representative of the Company’s works council participates in board meetings in a consultative capacity.

In accordance with the provisions of our bylaws, our board of directors is renewed on a rolling basis every three years in such a manner that one-half of the board’s members are up for reelection if the board has an even number of directors and one-half of the board’s members, rounded up to the next whole number, are up for reelection if the board has an odd number of directors. The board of directors currently consists of 14 members.

In accordance with these provisions, the combined general shareholders’ meeting of May 11, 2006 renewed the terms of six members of our board of directors. In addition, a new member was elected during this meeting. Accordingly, the terms of office of seven directors will expire at the end of the shareholders’ meeting of May 7, 2009, and the terms of office of the remaining seven directors are due to expire at the end of the general shareholders’ meeting called to approve the financial statements for the 2011 fiscal year.

We will propose that the general shareholders’ meeting to be held on May 7, 2009 amend our articles of incorporation and bylaws to reduce directors’ terms of office to four years, in accordance with the recommendations of the AFEP-MEDEF Code, and to revise the current system for periodically renewing our board of directors on a rolling basis in such a manner that one quarter of the board’s members are up for reelection annually. The withdrawal order of directors will be determined by unanimous vote of the members of the board of directors present or represented or by drawing lots during the meeting. Once the rotation has been established, it will be implemented on a seniority basis.

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

Board Members

The following table sets forth the names and ages of the current members of our board of directors, the date of their first appointment, or renewal, as the case may be, to the board and the date of expiration of their current term and their current principal business activities conducted outside of our company. All positions and offices of our directors indicated below are given as of January 31, 2009. Unless otherwise stated, all terms of office shall expire at the general shareholders’ meeting for the year stated.

Pursuant to the recommendation of our nominations and compensation committee, our board of directors at its meeting of April 14, 2009, decided to propose to the general shareholders’ meeting of May 7, 2009 the appointment of Mr. Pierre-André de Chalendar as director of our company. Mr. de Chalendar joined Compagnie de Saint Gobain in November 1989. He held various positions with that company before being appointed Executive Vice-President in May 2005 and member of the Board of Directors in June 2006. Mr. de Chalendar has been Chief Executive Officer of Compagnie de Saint Gobain since June 2007.

Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Henri Proglio

Age 59

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

2012**

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

Principal Business Activities outside our Company:

Chairman of the board of directors of Société Générale

Jean- François Dehecq*

Age 69

Date of first appointment:

5/11/2006

Expiration of term:

2012**

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman of the board of directors of Sanofi-Aventis

Augustin de Romanet de Beaune*

Age 47

Date of first appointment:

3/29/2007

Expiration of term:

2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Caisse des Dépôts et Consignations

Back to Contents

Jean-Marc Espalioux*

Age 57

Date of first appointment:

4/30/2003

Renewal of term : 5/11/2006

Expiration of term:

2012**

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

Age 75

Date of first appointment: 4/30/2003

Renewal of term : 5/11/2006

Expiration of term:

2012**

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

Philippe Kourilsky

Age 66

Date of first appointment: 4/30/2003

Expiration of term:

2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal Business Activities outside our Company:

Professor at the Collège de France.

Back to Contents

Serge Michel

Age 82

Date of first appointment: 4/30/2003

Renewal of term:

5/11/2006

Expiration of term:

2012**

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the Nominations and Compensation Committee since April 30,2003

Principal Business Activities outside our Company:

Chairman of Soficot SAS

Baudoin Prot*

Age 57

Date of first appointment: 4/30/2003

Expiration of term:

2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Director and Chief Executive Officer of BNP Paribas

Back to Contents

Georges Ralli*

Age 60

Date of first appointment: 4/30/2003

Renewal of term:

5/11/2006

Expiration of term:

2012**

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive of European Investment Banking Business of Lazard Group LLC (USA)

Chief executive officer Vice President and Managing Partner of Lazard Frères SAS

Paolo Scaroni*

Age 62

Date of first appointment: 12/12/2006

Expiration of term:

2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of ENI (Italy)

Louis Schweitzer*

Age 66

Date of first appointment: 4/30/2003

Expiration of term:

2009

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:

Chairman of the Board of Directors of Renault

Back to Contents

Murray Stuart*

Age 75

Date of first appointment: 4/30/2003

Renewal of term:

5/11/2006

Expiration of term:

2012**

Principal Function within our Company:

Member of the board of directors of Veolia Environnement

Chairman of the Accounts and Audit Committee since April 30, 2003

Principal Business Activities outside our Company:

None

* Independent directors. ** Unless the general shareholders’ meeting of May 7, 2009 approves the resolution reducing directors’ terms of office to four years.

Henri PROGLIO is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1973 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of Veolia Environnement’s Management Board in 2000 and Chairman of its Board of Directors and Chief Executive Officer in April 2003.

Jean AZEMA holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP), as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS). He began his career at Union Départementale de la Mutualité Agricole des Pyrénées Orientales in 1975, then at the Centre National d’Etudes Supérieures de la Sécurité Sociale from 1978 to 1979, and the Union Départementale de la Mutualité Agricole of Allier from 1979 to 1987. From 1987 to 1995, Mr. Azéma served as financial director of Groupama Vie, investments director for Groupama, account management and consolidation director at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and insurance director at CCAMA. In 1996, he was appointed Chief Executive Officer of Groupama Sud-Ouest, in 1998, Chief Executive Officer of Groupama Sud and in June 2000, Chief Executive Officer of Groupama. Jean Azéma is currently Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama, Chairman of the Fédération Française des Sociétés d’Assurance Mutuelles and deputy Chairman of Fédération Françaises des Sociétés d’Assurance.

Daniel BOUTON holds a degree in political science, is a graduate of the Ecole Nationale d'Administration (ENA) and is a former financial controller in the Treasury department. He has held a number of positions in the French Ministry of Economy, Finance and Industry, including that of budget director, between 1988 and 1991. In 1991, he began working at Société Générale, serving as Chief Executive Officer starting in 1993, and as Chairman and Chief Executive Officer starting in 1997. Since May 2008, he has held the position of Chairman of the Board of Directors of Société Générale.

Back to Contents

Jean-François DEHECQ is a graduate of the Ecole Nationale des Arts et Métiers. After having been a mathematics teacher from 1964 to 1965 at the Saint-Vincent de Senlis Catholic high school, he became a scientific research intern in the army’s nuclear propulsion department. In 1965, he joined the Société Nationale des Pétroles d’Aquitaine (SNPA, which later became Elf Aquitaine). After four years in the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Lacq plant, a major gas production site in France. In 1973, he became Chief Executive Officer of Sanofi, a major division of Elf Aquitaine. From 1982 to 1988, he was deputy Chairman and Chief Executive Officer of Sanofi before assuming full management authority in February 1988. In 1999, he became Chairman and Chief Executive Officer of Sanofi Synthelabo and, in 2004, Chairman and Chief Executive Officer of Sanofi-Aventis. Since 2007, Jean-François Dehecq has been Chairman of the Board of Directors of Sanofi-Aventis.

Augustin DE ROMANET DE BEAUNE is a graduate of the Institut d’Etudes Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA). He began his career in the budget department of the French Ministry of Economy and Finance. In 1990, he was a finance attaché with France’s permanent mission to the European Community in Brussels, before returning to the budget department in 1993 as head of the budgetary analysis and policy office. In 1995, he became a technical advisor in the office of the Minister of the Economy and Finance, and then technical advisor and chief of staff to the junior Budget Minister. After having been a budgetary advisor to the deputy Budget Minister, government press secretary and project leader with the French Ministry of Economy and Finance from 1995 to 1997, Augustin de Romanet de Beaune became deputy director and project leader with the office of the budget director, then deputy director charged with the transportation sector in the budget department. In 1999 and 2000, he was successively appointed manager of Oddo et Compagnie and managing partner of Oddo Pinatton Corporate. In 2002, Augustin de Romanet de Beaune was appointed to the position of chief of staff of the deputy Budget and Budgetary Reform Minister and deputy chief of staff of the Minister of the Economy, Finance and Industry. From 2004 to 2005, he held the positions of chief of staff of the Minister of Employment, Labor and Social Cohesion, deputy chief of staff of the Prime Minister and deputy Secretary General to the Presidency of the Republic. After having been finance and strategy vice-president and a member of the executive committee of the Crédit Agricole Group since October 2006, Augustin de Romanet de Beaune was appointed Chief Executive Officer of Caisse des Dépôts et Consignations in March 2007.

Jean-Marc ESPALIOUX holds degrees in political science, law and economics and is an alumnus of the École Nationale d’Administration (ENA). He was a financial controller in the Treasury department from 1978 to 1983. He joined Compagnie Générale des Eaux in 1984, becoming Chief Financial Officer in 1987 and Executive Vice-President in 1996. Jean-Marc Espalioux was a director of the Accor group from 1987 to 1996 and chairman of the management board from 1997 to 2006. Jean-Marc Espalioux has been Chairman and Chief Executive Officer of Financière Agache Private Equity since July 2006.

Paul-Louis GIRARDOT was a director and Chief Executive Officer of Vivendi until 1998. He focused principally on developing the Veolia Environnement Group’s utilities concessions, particularly in the water sector. In addition, he contributed significantly to Vivendi’s activities in the telephone sector, in particular mobile telephones. He also worked to expand the Veolia Environnement Group’s business in the energy services sector and in the decentralized production of electric power (cogeneration), through the Dalkia subsidiary. Paul-Louis Girardot has been Chairman of the supervisory board of Veolia Eau-Compagnie Générale des Eaux since 2001.

Philippe KOURILSKY is a graduate of the École Polytechnique, and a doctor in sciences of the University of Paris. He has dedicated his professional life to research in life sciences. He has exercised numerous responsibilities in the public and private research sectors and was in particular director of research at the CNRS (National Center for Scientific Research) and the chief executive officer of the Institute Pasteur from 2000 until 2005. Philippe Kourilsky is currently a professor at the Collège de France and doctor honoris causa of various foreign universities.

Serge MICHEL has spent his entire career in the construction and public works sector. After having held the position of Executive Vice-President with the Compagnie de Saint-Gobain group and been Chairman of Socea, he chaired the SGE group until 1991 and the CISE group until 1997. He was Executive Vice-President of the Compagnie Générale des Eaux until 1992. He is currently Chairman of Soficot, a business management and investment consulting company he founded in 1997.

Baudoin PROT is a graduate of the École des Hautes Etudes Commerciales (HEC) and of the École Nationale d’Administration (ENA). From 1974 to 1983, he was successively Deputy Prefect of the Franche-Comté region, financial controller in the Treasury department and Deputy Director of Energy and Raw Materials of the Ministry of Industry. He joined Banque Nationale de Paris in 1983, where he held various positions before being appointed Executive Vice-President in 1992 and Chief Executive Officer in 1996. After having been appointed director and Executive Vice-President of BNP Paribas in March 2000, he has been a director and Chief Executive Officer of BNP Paribas since June 2003.

Back to Contents

Georges RALLI holds a graduate degree (DESS) in banking and finance from the University of Paris-V and is a graduate of the Institut d’Etudes Politiques (IEP) in Paris and of the Institut Commercial in Nancy. In 1970, he joined Crédit Lyonnais, where he held various management positions until 1981. In 1982, he served as secretary of the Savings Development and Protection Commission. From 1982 to 1985, he headed the financial negotiations department of Crédit du Nord. He joined Lazard in 1986, and became managing partner in 1993 and jointly headed the mergers and acquisitions department of Lazard LLC starting in 1999. Since 2000, Georges Ralli has been deputy Chairman and a member of the executive committee of Lazard LLC (United States) and deputy Chairman and Executive Vice-President of Lazard Frères (Paris). Since 2006, he has been Chief Executive of the European Investment Banking Committee of the Lazard Group LLC (United States).

Paolo SCARONI holds a degree in economics from Bocconi University in Milan and an MBA from Columbia Business School in New York. After having spent a year with McKinsey & Company following his MBA, between 1973 and 1985, he held various positions with Saint Gobain, ultimately heading the “flat glass” division. In 1985, Paolo Scaroni became Chief Executive Officer of Techint, while at the same time holding the positions of deputy Chairman of Falck and Executive Vice-President of SIV, a joint venture between Techint and Pilkington plc. He became Chief Executive Officer of Pilkington plc in 1996, a position he held until May 2002. He was Chief Executive Officer of Enel from 2002 to 2005 and in June 2005 became Chief Executive Officer of Eni, a position he still holds.

Louis SCHWEITZER is a graduate of the Institut d’Etudes Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA) and was a financial controller in the Treasury department. From 1981 to 1986, he was chief of staff for Laurent Fabius (who was successively junior Budget Minister, Minister for Industry and Research and Prime Minister). In 1986, he joined Renault’s senior management and then successively held the positions of director of planning and management control, Chief Financial Officer and Executive Vice-President. He was appointed Chief Executive Officer of Renault in December 1990, then Chairman and Chief Executive Officer in May 1992 until April 29, 2005, when he was appointed Chairman of the Board of Directors of Renault.

Murray STUART holds degrees in literature, law and accounting from the University of Glasgow and was awarded an honorary doctorate by the University of Glasgow. He has pursued a career in industry, commerce and financial services. He has held the positions of chief financial officer and Executive Vice-President of International Computers plc, UK, and Chief Executive Officer, then Chairman, of Metal Box plc (which became Carnaud Metalbox), a packaging manufacturer. From 1992 to 2000, he was Chairman of Scottish Power plc. He has also been deputy Chairman of the United Kingdom Public Services Audit Commission, Chairman of the Trust Hammersmith Hospitals NHS, a major teaching and research hospital in London, and a director of Royal Bank of Scotland Group plc until May 2002.

Evaluation of the independence of directors

To qualify as “independent” under the board of directors’ charter, a director must not have any relations with our company, its subsidiaries or its management that might impair his or her objective judgment. The board of directors’ charter sets forth in detail the independence criteria that each director must satisfy, which are consistent with the AFEP-MEDEF Code.

The board of directors’ charter and the AFEP-MEDEF Code do, however, provide a certain measure of flexibility with respect to the application of these criteria: the board of directors may, for example, deem that one of its members is independent in light of the specific facts and circumstances of that member, even if that member fails to meet all of the independence criteria set forth in the charter; conversely, the board may consider that one of its members should not be declared independent even though he meets the charter's independence criteria.

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

After receiving the conclusions of the nominations and compensation committee, our board of directors proceeded with its annual evaluation of the independence of its members on March 25, 2008. At this meeting, the board of directors qualified as independent Messrs. Azéma, Bouton, Dehecq, de Romanet de Beaune, Espalioux, Girardot, Prot, Ralli, Scaroni, Schweitzer and Stuart.

As for our existing banking relationships with Société Générale (of which Mr. Daniel Bouton is chairman of the board of directors) and BNP Paribas (of which Mr. Baudoin Prot is chief executive officer), the board of directors deemed that the company’s solid financial situation, its independence from bank financing and the limited significance of our commitments to these banks allowed it to qualify these board members as independent within the board of directors.

Back to Contents

Mr. Ralli was deemed to be independent due to the fact that in 2007 the Company had not appointed Lazard to perform any significant duties. Mr. de Romanet de Beaune was deemed to be independent due to the fact that Caisse des Dépôts et Consignations has been charged with making investments that are of public benefit, in particular in the environmental services sector. However, Mr. Romanet de Beaune may be deemed not to be independent under the standards set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. Lastly, Mr. Girardot was deemed to be independent due to the time that has elapsed since he left his position as Chief Executive Officer of the former lead company of the water division. The other directors deemed to be independent do not have any business relations with the Company, or do not have significant business relations that are likely to compromise their ability to exercise their judgment objectively.

At its meeting of March 24, 2009, our board of directors conducted a new evaluation of the independence of the directors, based on the recommendations of the nominations and compensation committee. As a result of such evaluation, the board decided to maintain its conclusion that the directors listed above are independent, for the same reasons.

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

The amount of directors’ fees paid in 2008 and their division between the members of the board of directors are described below. No exceptional compensation was awarded to directors in 2008.

Operations and activity in 2008

The chairman of our board of directors organizes and supervises the work of the board, the substance of which he then reports to shareholders. The chairman is also responsible for supervising the Company’s corporate bodies and, in particular, ensuring that directors are able to carry out their duties.

Directors may participate in board deliberations through videoconference or telecommunication.13 They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except with respect to certain major decisions provided for by law (e.g., establishment of annual statutory and consolidated financial statements and preparation of the management report). This option was used on four occasions during board meetings in 2008.

The charter of our board of directors requires the board of directors to meet at least four times per year. During the 2008 fiscal year, the board of directors met seven times.

On average, board meetings last approximately two hours, which allows for a thorough examination and discussion of the items on the agenda. The average attendance level at board meetings in 2008 was 80.6%.

In 2008, in addition to providing legal and financial authorizations, the board of directors primarily addressed the following matters, among others: corporate governance (evaluation of board members’ independence, chairman and chief executive officer compensation and distribution of directors’ fees), annual and half-year financial statements, review of financial information for the first and third quarters, approval of significant divestitures, evaluation of internal audit and chairman’s report, defining our company’s policies on incentives for executives and managers of the Group (stock options, free shares), a share capital increase reserved for employees (the completion of which was suspended in 2008), the consolidated 2008 budget, our financial communication policy and the 2008-2010 action plan.

13 Under conditions set forth in Articles L.225-37 and R.225-21 of the French Commercial Code. This ability is provided for in the internal regulations of the board of directors, which allows board members to participate in board meetings by videoconference and any other manner permitted by applicable law.

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

In 2006, at its meeting of December 12, the board of directors reserved part of its agenda to reviewing and discussing its functioning. It appears that its operations have clearly improved since the first formal evaluation that was conducted in 2004. However, the directors did express the need for more time to consider certain specific subjects (strategy, major acquisitions) in order to have a clearer understanding of subjects to be considered during board meetings and, if needed, to prepare questions. They also suggested that a meeting and discussion regarding our company’s strategy should take place at least once a year, when the need arises with the directors of our group’s divisions, and that more time should be dedicated to this subject. Finally, the directors requested annual or biannual presentations relating to competition and an improvement in the presentation of our company’s financial information compared to with the same information or financial aggregates of by similar groups.

In accordance with the provisions of the board’s internal charter, a new formal evaluation of the board of directors took place in 2007, as well as an evaluation of the performance of the chairman and the action of our company’s management. This study, conducted under the supervision of the chairman of the nominations and compensation committee, involved the review of a detailed questionnaire completed by directors, the results of which were analyzed and presented at the board of directors’ meeting of December 19, 2007. The directors’ responses once again confirmed that the board’s operations had in general improved, in particular due to the implementation of the measures agreed on following the formal evaluation in 2004. The directors recommended that the board’s composition be reexamined in order to achieve a better distribution of seats between financial, industrial and entrepreneurial members and female members. The directors also requested improved information about the implementation of certain board decisions or developments in projects presented to it. They also requested an increased focus on mid- and long-term planning as well as strategy. They further recommended that the scope of missions of the board committees be reviewed periodically and that the committees also perform their own evaluation of their operations. The creation of the strategic research, innovation and sustainable development committee was considered by the directors to be essential. Finally, the directors expressed their desire to have more interaction with executive managers and to receive frequent updates on our liquidity and debt, as well as information relating to significant changes in our company’s shareholding.

In 2008, the Board considered the possibility of changing the procedures for evaluating the work of the Board’s committees, in particular the accounts and audit committee.

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

In 2008, the board of directors was periodically informed of our company’s financial situation, cash flows and off-balance sheet commitments primarily through the reports of the accounts and audit committee. Every six months, executive management provides directors with in-depth documentation regarding the activities, market trends, context and actions undertaken by us in accordance with the request expressed by the directors following the evaluation conducted in 2005.

In order to perform their duties, directors may meet with our company’s principal executive officers upon prior notice to the chairman of the board of directors. As a result, our group’s senior executive vice-president and general secretary participated in board meetings in 2008. In addition, heads of divisions are periodically invited to attend board meetings to give presentations relating to their areas of activity. In 2008, the heads of the water and environmental services divisions presented to the board issues and action plans of their respective divisions.

Back to Contents

Duties of Directors

The charter of the board of directors provides that each of our directors is bound by a number of duties and obligations, such as: (i) a duty to act in the corporate interest of our company, (ii) an obligation to inform the board of directors of any existing or potential conflict of interest and to refrain from voting in any situation where such a conflict of interest exists, (iii) a duty of professional secrecy, and (iv) an obligation to comply with our company’s insider trading policy. More specifically, directors must inform the chairman of the board of any agreement entered into by our company or on its behalf in which such director has any direct or indirect interest

Each director receives a “Director’s Guide” containing the following documents: our company’s articles of association, the list of the powers of the chairman and chief executive officer, the charter of the board of directors, the charters of the committees created by the board, our code of conduct regarding securities transactions which contains the rules to be followed by directors for reporting trades in our company’s shares, and a copy of our company’s ethics program entitled “Ethics, Commitment and Responsibility”. As requested by the directors, the “Director’s Guide” is updated periodically.

With respect to trading, directors must report trades in our company’s shares to the AMF and to us, and must comply with the provisions of article L.621-18-2 of the French Monetary and Financial Code (Code monétaire et financier).

Management

Our board of directors directs the manner in which we are managed in accordance with our articles of association. In particular, our board of directors appoints a chief executive officer to manage our business on a day-to-day basis.

The chairman of our board of directors may serve, if appointed by the board of directors, as chief executive officer, since French law offers companies with a board of directors the possibility of separating the positions of chairman and chief executive officer or of allowing the same person to hold both positions. As stated in the AFEP-MEDEF Code, the law does not favor either possibility, and it is the board of directors’ prerogative to choose between these two methods of executive management, depending on the specific requirements of each company.

On April 30, 2003, our board of directors appointed its chairman, Mr. Henri Proglio, to act as the chief executive officer of our company. The chief executive officer has broad powers to act on our behalf, including the power to represent our company in dealings with third parties, within the limits of our corporate purpose and the powers expressly reserved to our shareholders and our board of directors under applicable law.

The board of directors meeting that will be held at the end of the general shareholders’ meeting of May 7, 2009 will be required to appoint the chairman of the board of directors and the chief executive officer and to vote on whether these positions should continue to be held by the same person or should be separated.

Pursuant to the board decision of April 30, 2003 that appointed the chief executive officer and defined his powers and the board’s charters, as amended by the board of directors meeting of July 17, 2007, the following actions of the chief executive officer require prior board approval:

•

Establishing our strategic policies;

•

Group transactions involving amounts in excess of €300 million per transaction, with the exception of financing transactions;

•

Financing transactions, regardless of the terms and conditions thereof, involving amounts in excess of €1.5 billion per transaction; and

•

Transactions in our shares involving more than 1% of the total number of our shares.

In 2008, pursuant to these internal rules and regulations, in addition to our strategic policies and the transactions requiring board approval under the law and the articles of incorporation and bylaws, the sale of Clemessy and Crystal to Eiffage were also submitted for the board’s prior approval.

Back to Contents

Executive Committee

Following our reorganization on April 30, 2003, and in application of our governance principles, our chairman and chief executive officer created an executive committee composed of eight members as of the date of filing of this Form 20-F, drawn from each of our four operating divisions. Our executive committee meets approximately every two weeks, and is chaired by Mr. Henri Proglio. The executive committee helps to determine our strategic orientation. The committee is a consultative and decision making body that meets to establish our major policies. In addition, it authorizes major projects, such as sales contracts and proposed investments, divestments or sales for amounts above certain thresholds. In order to further enhance our capabilities to assess and oversee projects, in 2008, the chairman and chief executive officer created a commitments subcommittee of our executive committee, which he chairs, and which conducts an in-depth review of major projects that must be submitted to the executive committee for final decision and, when applicable and depending on the amounts at stake, to the board of directors. The subcommittee includes the head of the relevant division, the executive vice-president in charge of finance and our general secretary.

The following table sets forth the names and ages of the members of our executive committee, their current function in our company and their principal business activities outside of our company.

Name	Age	Function in Veolia Environnement	Principal Business Activities Outside Veolia Environnement
————	————	————	————
Henri Proglio	59	Chairman and Chief Executive Officer	None
Olivier Barbaroux	53	Executive Vice President, Chairman of Dalkia	None
Antoine Frérot	50	Executive Vice President, Head of Veolia Eau- Compagnie Générale des Eaux	None
Denis Gasquet	55	Executive Vice President, Head of Veolia Propreté	None
Cyrille du Peloux	55	Executive Vice President, Head of Veolia Transport	None
Véronique Rouzaud	50	Senior Vice President, Human Resources	None
Thomas Piquemal	39	Executive Vice President in charge of finance[14]	None
Alain Tchernonog	65	General Secretary	None

Olivier Barbaroux is a graduate of the Ecole Polytechnique, the Ecole Nationale des Ponts et Chaussées and the Massachusetts Institute of Technology. He began his career in 1979 as head of the International Investments Bureau at the French Ministry of Industry. He was appointed to the Port Authority of Marseilles-Fos in 1981, first as Director of New Construction and Ship Repair and then as Director of Marseilles Terminals and Facilities in 1983. He joined the Paribas Group in 1987 as Deputy Director of Industrial Affairs, and in 1993 was appointed as a member of the Executive Committee of Paribas Affaires Industrielles, in charge of Energy, Natural Resources and Transportation, and as Chairman and CEO of Coparex International (listed). In 1996, he was appointed Chairman and CEO of VIA GTI (listed). He became global Head of the Energy Division at Paribas in 1998. He joined our company in 1999 as Chief Operating Officer of Vivendi Water. He was appointed Chairman of Dalkia in February 2003. Mr. Barbaroux holds various positions within our group, the most significant being chairman and chief executive officer of Dalkia International, managing director (gérant) of Dalkia France and director of Veolia Propreté, SARP and Sade CGTH.

14 Thomas Piquemal joined the company on January 19, 2009 as executive vice-president in charge of finance and has been a member of the executive committee as of that date. Prior to that date, Jérôme Contamine served as senior executive vice president and chief financial officer, and was a member of the executive committee.

Back to Contents

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

Denis Gasquet is a graduate of the Ecole Polytechnique and the Centre de Perfectionnement aux Affaires. From 1979 to 1989, he served in a variety of positions in the Office National des Forêts. He joined Compagnie Générale des Eaux in 1989, becoming Chief Executive Officer of Veolia Propreté in 1996. Mr. Gasquet holds various positions within our group, the most significant being member of the supervisory board of Veolia Eau-Compagnie Générale des Eaux, director of Veolia Environmental Services UK Plc, Veolia Transport, SARP and SARP Industries, chairman of the board of directors of Veolia Environmental Services North America Corp. and Veolia Environmental Services Australia Pty Ltd.

Cyrille du Peloux is a graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées (civil engineering). He began his career in the energy department of France’s Ministry of Industry in 1979. In 1985 he joined the Bouygues group where he served as head of the diversification department and then as deputy chief executive officer of the TF1 television channel in charge of the management and development of the subsidiaries. In 1992 he became chairman and chief executive officer of Lyonnaise Communication, in charge of Noos and of the Paris Première and TPS channels. Mr. du Peloux was chief executive officer of Bull from 1999 to 2002, when he joined the Veolia Environnement Group as chief executive officer of Veolia Propreté for the UK and Northern Europe. He was then appointed chief executive officer of Veolia Transport on May 31, 2007. Mr. du Peloux holds various positions within our group, the most significant being director of Veolia Propreté, Veolia Environnement North America Operations and Veolia Environnement UK Ltd, chairman of the board of directors of Veolia Transportation Inc. and chairman of the supervisory board of SNCM.

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

Thomas Piquemal is a graduate of ESSEC. He began his career in 1991 in auditing at Arthur Andersen. In 1995, he joined the Mergers & Acquisitions department of Lazard, where he became a partner five years later. At the end of 2008, he was in charge of the strategic partnership between Lazard and Apollo, the fund management company. Thomas Piquemal joined Veolia Environnement in January 2009 as Executive Vice President in charge of finance and member of the Executive Committee. Mr Piquemal is also director of Veolia Propreté, Veolia Transport and Veolia Environnement UK Ltd.

Alain Tchernonog holds a doctorate in law. He is a graduate of the Institut d’Administration d’Entreprises and is admitted to the Bar. He began his career in 1972 as in-house lawyer at the Centre National d’Etudes Spatiales. In 1974, he was appointed chief of legal service of the Agence Nationale de Valorisation de la Recherche (ANVAR). Alain Tchernonog was head of contracts department in Roussel-Uclaf from 1979 to 1990, and then general counsel of Pierre Fabre group from 1990 to 1995. He joined the Compagnie Générale d’Entreprises Automobiles (which became Onyx and Connex and Veolia Propreté and Veolia Transport) in 1995 to manage the legal department and became general counsel of Veolia Environnement in 2001. He became member of the executive committee of our company in January 2007 and was appointed General Secretary in March 2007. Mr. Tchernonog holds various positions within our group, the most significant being director of Veolia Environnement Services-Ré, Veolia Water Solutions & Technologies, Veolia Environnement Europe Services, Veolia PPP Finance, Codeve and Veolia Environnement North America Operations and member of the supervisory board of Dalkia France.

Back to Contents

COMPENSATION

Board of Directors’ Compensation

The members of our board of directors received the following compensation during the 2007 and 2008 fiscal years for services to us and our subsidiaries (directors’ fees (jetons de presence) paid for attending meetings of boards of directors of our company or subsidiaries):

Director	Directors’ fees paid by Veolia Environnement (in euros)		Directors’ fees paid by Controlled Companies (in euros)
	2008	2007	2008	2007
Jean Azéma	36,660*	25,800*	0	0
Daniel Bouton	50,000	50,000	0	0
Jean-François Dehecq	40,000	40,000	0	0
Augustin de Romanet de Beaune	40,000	20,000	0	0
Jean-Marc Espalioux	60,000	57,500	0	0
Paul-Louis Girardot	60,000	57,500	48,337	48 155
Philippe Kourilsky	60,000	55,000	0	0
Serge Michel	80,000	80,000	6,955	11 555
Baudoin Prot	40,000	40,000	0	0
Georges Ralli	40,000	40,000	0	0
Paolo Scaroni**	30,500	24,000	0	0
Louis Schweitzer	50,000	50,000	0	0
Murray Stuart**	91,500	94,500	0	0
* After withholding in application of the attendance rules adopted by the board of directors (see below). ** Net amount after tax withholdings.

Total Amount and Division of Directors’ Fees

Pursuant to a proposal of our board of directors, the general shareholders’ meeting of May 11, 2006 increased the total amount of directors’ fees from €600,000 to €770,000 as of the 2006 fiscal year. The increase was intended to take into account the specific duties incumbent upon the board’s committees (in particular, the accounts and audit committee) and to align the amount of directors’ fees with those of other companies included in the CAC 40 that are also listed in the United States. This amount remained unchanged in 2007 and 2008.

At its meeting of March 28, 2006, for the 2006 fiscal year, our board of directors decided to distribute the total amount of fees as follows: €40,000 to board members, €50,000 to board members who are also members of a committee, €80,000 to the chairman of the nominations and compensation committee and €120,000 to the chairman of the accounts and audit committee.

At its meeting of March 29, 2007, our board of directors decided on a new distribution of directors’ fees among directors to take into account the creation of the strategic research, innovation and sustainable development committee. The board of directors thus decided to distribute the total amount as follows: €60,000 to the chairman of the strategic research, innovation and sustainable development committee and €60,000 to the other two members of the strategy committee who are also members of the accounts and audit committee for their duties on these two committees. Otherwise, the distribution remained unchanged. At its meeting of March 25, 2008, our board of directors decided to maintain this distribution. Accordingly, the directors’ fees for the 2008 fiscal year were distributed as follows:

•

Board member: €40,000;

•

Member of the board and of one committee: €50,000;

•

Members of the accounts and audit committee and of the strategic research, innovation and sustainable development committee: €60,000;

Back to Contents

•

Chairman of the nominations and compensation committee: €80,000;

•

Chairman of the accounts and audit committee: €120,000;

•

Chairman of the research and innovation committee: €60,000.

At its meeting of March 24, 2009, the board of directors decided to maintain the distribution rules described above.

Pursuant to the proposal of our nominations and compensation committee, our board of directors, at its meeting of April 14, 2009, decided to propose to the general shareholders’ meeting of May 7, 2009, to increase the total amount of directors’ fees to €825,000 as from the fiscal year 2009 to take account of the proposed appointment of a new director.

Furthermore, since the 2006 fiscal year, our board of directors has conditioned payment of a part of the directors’ fees to which each director is entitled (whether or not they are committee members) on their attendance at board of directors’ meetings. Thus, since 2006, the payment of one-half of each director’s annual fees (i.e., €20,000) has been conditioned on each director’s actual attendance at a minimum of six board meetings per year. If applicable, this one-half of each director’s fees is reduced in proportion to the number of absences. Pursuant to these attendance rules, amounts were withheld in 2007 and 2008 from the fees paid to certain directors on the basis of their attendance at board meetings during the preceding year.

Executive Committee Compensation

The aggregate amount of compensation paid to members of our executive committee in office in 200815 other than our chairman and chief executive officer, for services in all capacities was €5,664,246.

The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of our executive committee other than our chairman and chief executive officer from 2006 to 2008. This amount includes fixed and variable compensation paid by us, in-kind benefits and directors’ fees received by executive committee members in consideration for the directors’ positions they hold with companies of our group in France and outside France.

(in euros)	Total fixed compensation	Total Variable compensation	Directors’ fees paid by Group companies	In-kind benefits	Total compensation
Compensation paid in 2006	2,431,494	1,950,000[1]	201,065	16,433	4,598,992
Compensation paid in 2007	2,160,041	2,109,478[2]	203,308	13,910	4,486,737
Compensation paid in 2008	2,860,052	2,576,131[3]	208,545	19,518	5,664,246
(1) Variable portion for the 2005 fiscal year, paid in 2006. (2) Variable portion for the 2006 fiscal year, paid in 2007. (3) Variable portion for the 2007 fiscal year, paid in 2008.

In addition to the above compensation, a profit-sharing payment of €38,416 in respect of the 2007 fiscal year was paid in June 2008.

Retirement Plans

There is no contract between the members of our board of directors and us or our subsidiaries that provides for the payment of benefits or compensation owed or that may be owed in the event such member ceases or changes his employment with us or our subsidiaries, other than the supplementary defined benefits group pension plan described below.

15 Including Jérôme Contamine, who has not been a member of our executive committee since January 19, 2009. Thomas Piquemal was not a member of our executive committee in 2008.

Back to Contents

In accordance with the recommendations of the AFEP-MEDEF Code of December 2008, our board of directors at its meeting of March 24, 2009 took note that Mr. Proglio’s employment agreement, which was suspended on April 30, 2003 when he was appointed chairman and chief executive officer of Veolia Environnement, will be terminated in the event that his term of office as a director is renewed. Under French law, the chairman of the board of directors, the chief executive officer or the members of the board of directors have a special legal status known as “mandataire social” and as such are not “employees” of the company, even though they occupy management or direction functions, such as that of chairman and chief executive officer.

The chairman and chief executive officer does not benefit from a “golden parachute” or similar arrangement, and there is no provision calling for the payment of compensation to the chairman and chief executive officer in consideration for non-competition clause.

Furthermore, neither we nor our subsidiaries books or recognizes any amount for the payment of pensions, retirement benefits or other benefits to the members of our board of directors, other than the chairman and chief executive officer as described below.

Supplementary Defined Premium Retirement Plan

The chairman and chief executive officer is a beneficiary of the supplementary defined premium group pension plan that covers all of our Group’s executive officers. In 2008, we paid a premium of €5,990 (included in employer’s social contributions) under this supplementary defined premium group pension plan on behalf of the chairman and chief executive officer.

Supplementary Defined Benefits Retirement Plan

In addition, our board of directors established the supplementary defined benefits retirement plan, starting from the 2006 fiscal year, for the chairman and chief executive officer and other members of the executive committee, in line with the practices of other companies listed in the CAC 40. The supplementary retirement plan, whose financing is outsourced to an insurance company, has the following characteristics:

•

a specific regime that takes into account the cancellation of the retirement plan from which Group executives benefited until December 31, 2002 following the separation of the Vivendi and Veolia Environnement groups and the seniority acquired as employees of the former principal shareholder of the Company, Compagnie Générale des Eaux (later named Vivendi Universal, and then Vivendi);

•

a retirement benefit that is in addition to other retirement benefits, acquired as a function of seniority (minimum of five years’ seniority and two years’ seniority as a member of the executive committee), which is capped at 25% of covered compensation (for 25 years of seniority);

•

a limit on total retirement benefits fixed at 50% maximum of covered compensation based on the average of the three most recent compensations received.

As of December 31, 2008, and based on current estimates, the total cost of this retirement plan (current value of future benefits or Valeur Actuelle des Prestations Futures) is expected to amount to €30.2 million for the members of the executive committee, of which €13.1 million relate to the chairman and chief executive officer. This is subject to the beneficiaries’ continued service with our company until the time that they retire, in accordance with the provisions of the French “Fillon” law.

In accordance with the recommendations of the AFEP-MEDEF Code, this benefit is taken into account when setting the chairman and chief executive officer’s total compensation. Furthermore, the group of potential beneficiaries is not limited only to the chairman and chief executive officer, but also includes members of our executive committee. Each year, the increase in potential rights is equal to only a limited percentage of the beneficiaries’ compensation, and the reference period used to calculate benefits is several years long and excludes compensation paid at the time of employment termination or retirement, as well as any other type of extraordinary compensation. Henri Proglio has 36 years of seniority with us.

Back to Contents

Proposed Changes to theDefined Benefits Plan

Based on the recommendation of the nominations and appointments committee, our board of directors, at its meeting held on March 24, 2009, approved amendments to the rules and regulations governing this supplementary defined benefits group pension plan.

The changes proposed would take into account our decision to bring the plan into conformity with the provisions of the AFEP-MEDEF Code, which provides inter alia for the termination of the employment contract of directors who hold executive management positions. In order that Mr. Henri Proglio, the chairman and chief executive officer, may continue to benefit from this retirement plan after his employment contract ends, it is necessary to amend the rules and regulations governing this pension plan in order to clarify the eligibility requirements for the plan applicable to our chief executive officer, regardless of whether he is a party to an employment contract. The other requirements under this pension plan (age, seniority, etc.) will remain unchanged and, as a result of these changes, we will not incur any additional expense.

Pursuant to the provisions of Articles L. 225-38 and L. 225-40 of the French Commercial Code, the general shareholders’ meeting of May 7, 2009 will be asked to approve the special report prepared by the statutory auditors regarding these changes.

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

The table below summarizes compensation of all types. This compensation is detailed in the tables hereinafter and, in the case of information concerning stock subscription or purchase options and performance shares, under “—Employees” below.

Table Summarizing the Compensation and Options and Shares Granted to the Chairman and Chief Executive Officer
	2007 (in euros)	2008 (in euros)
Compensation owed for the fiscal year	2,522,053	1,617,207
Value of options granted during the fiscal year*	1,411,316**	0
Value of performance shares granted during the fiscal year	0	0
TOTAL	3,933,369	1,617,207

* The value of the options at the time they were granted was calculated applying IFRS 2, taking into account inter alia a possible decrease in value due to the performance criteria and the likelihood of the recipient being with the Company at the end of the vesting period, but before the value is expensed over the vesting period in accordance with IFRS 2.

** Due to the fact that the performance criteria were not met, the value of these options was zero on December 31, 2008.

Compensation paid to Mr. Proglio in 2008 was determined according to terms proposed by the nominations and compensation committee and approved by our board of directors.

During 2008, Mr. Proglio received the fixed portion of his compensation for 2008, as well as the variable portion of his compensation for the 2007 fiscal year paid in 2008, which was determined at the board of directors’ meeting of March 25, 2008. He also received other in-kind benefits (avantages en nature), as well as the directors’ fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

Back to Contents

The table below summarizes all compensation paid and/or owed to the chairman and chief executive officer with respect to the 2008 and 2007 fiscal years.

Table Summarizing Compensation Paid to the Chairman and Chief Executive Officer
	2007 Fiscal Year		2008 Fiscal Year
	Amounts owed for the fiscal year	Amounts paid during the fiscal year	Amounts owed for the fiscal year	Amounts paid during the fiscal year
Fixed compensation	992,000	992,000	992,000	992,000
Variable compensation	1,423,020(1)	1,275,000(2)	519,188	1,423,020(1)
Extraordinary compensation	0	0	0	0
Directors’ fees
• Paid by Veolia Environnement(4)	40,000	40,000	40,000	40,000
• Paid by controlled companies(5)	64,079	64,079	62,969	62,969
In-kind benefits(6)	2,954	2,954	3,050	3,050
TOTAL	2,522,053	2,374,033	1,617,207	2,521,039

(1) Variable portion for 2007, paid in 2008.

(2) Variable portion for 2006, paid in 2007.

(3) Variable portion for 2008, to be paid in 2009.

(4) Directors’ fees for the fourth quarter of the 2007 fiscal year and the first three quarters of the 2008 fiscal year. Fees for the fourth quarter of the 2008 fiscal year were paid in January 2009.

(5) Directors’ fees received for director’s positions held with other companies of the Veolia Environnement Group, in France and outside France.

(6) Company car provided

Fixed Portion of 2008 Compensation

In accordance with the recommendation of the nominations and compensation committee, at its meeting held on March 25, 2008, the board of directors decided to maintain the fixed portion of Mr. Henri Proglio’s compensation for the 2008 fiscal year at the same level as for 2007, i.e., €992,000.

Variable Portion of 2007 and 2008 Compensation

In accordance with the recommendations of the nominations and compensation committee, the variable portion of the chairman and chief executive officer’s 2007 and 2008 compensation is divided into a quantitative portion (70%), based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, and a qualitative portion (30%) determined by the board.

Variable compensation for 2007: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 29, 2007 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of the chairman and chief executive officer’s variable compensation in respect of the 2007 fiscal year, based on the objectives of the 2007 budget and achievements in 2007 compared to those in 2006, would be: the adjusted operating income and the adjusted net income attributable to equity holders of the parent, in equal measure. Due to the capital increase completed in July 2007, which automatically increased net income, the board of directors decided at its meeting of March 25, 2008 to replace this indicator with the adjusted net income per share, as proposed by the nominations and compensation committee. The board awarded Mr. Henri Proglio €1,423,020 as the variable portion of his compensation for the 2007 fiscal year, based on the application of formulas and taking into account results achieved.

Back to Contents

Variable compensation for 2008: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 25, 2008 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of the chairman and chief executive officer’s variable compensation in respect of the 2008 fiscal year, based on the objectives of the 2008 budget and achievements in 2008 compared to those in 2007, would be: operating cash flows, net earnings per share and our pre-tax ROCE. These measures are discussed in detail in “Item 5. Operating and Financial Review and Prospects.” The 70% quantitative portion is weighted as follows: 30% is based on our operating cash flows and 40% on net earnings per share and pre-tax ROCE. Applying these formulas and in light of the results for 2008, at its meeting of March 24, 2009, our board of directors awarded Mr. Henri Proglio €519,188 as the variable portion of his compensation for the 2008 fiscal year.

Compensation and objectives for 2009

In accordance with the recommendation of the nominations and compensation committee, at its meeting held on March 24, 2009, our board of directors decided to keep the fixed portion of Mr. Henri Proglio’s compensation for the 2009 fiscal year at the same level as for 2008, i.e., €992,000.

Our board of directors also decided to maintain a variable compensation divided into a quantitative portion of 70% and a qualitative portion of 30%, but changed the performance criteria used to determine the quantitative portion of this variable compensation to take account of the Group’s objectives and the economical context. In line with the announced objectives, the sole criteria will be the level of operating cash flow (from divisions and holding company activities, and financial) after deduction of net investments.

Details of the options awarded to the chief executive officer and exercised by him in 2008

For a description of the options awarded to the chief executive officer and exercised by him in 2008, see “Share Subscription and Purchase Options” below.

Obligations of the chairman and chief executive officer to retain shares that results from the exercise of share subscription or purchase options (Article L.225-185 of the French Commercial Code).

The law of December 30, 2006, relating to the development of the participation of employees in stock ownership plans, introduced new measures included in article L.225-185 of the French Commercial Code, regarding share subscription options or share purchase options granted to legal representatives. The board of directors must decide whether the options cannot be exercised by the parties before the end of their functions, or must fix the quantity of shares held following the exercise of options which they have to conserve until the end of their functions. The same constraints are applicable to shares granted freely to the chairman and chief executive officer under Article L.225-197-1 of the Commercial Code. These provisions are applicable to plans implemented after the law entered into force.

Following the publication of this law, the nominations and compensation committee performed a review of the provisions that may be applied to the next stock option plan for the benefit of the chairman and chief executive officer, and presented its conclusions to the board on March 29, 2007.

In accordance with these recommendations, the board adopted internal rules pursuant to which Henri Proglio will have to form and retain a portfolio of our shares in proportion to the excess value, net of tax and financing, realized on the exercised options. In accordance with these rules, the chairman and chief executive officer will hold a portfolio of the Company’s shares equal to 50% of the remaining shares issued by virtue of the exercise, after payment of taxes (taxation of the exercise value and social security withholding) and the financing cost (number of options which it is necessary to exercise to finance the exercise price of the portfolio and tax).

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

Back to Contents

The duties of the committee were amended by our board of directors at its meeting of March 24, 2009 to take into account the order (ordonnance) dated December 8, 2008 that transposed the eighth directive on statutory audits of corporate financial statements into French law. The order requires companies whose securities are admitted to trade on a regulated market to set up an audit committee and to comply with the rules now applicable to such committees, in particular, regarding their duties. We acted in advance of the entry into force of these rules, which will be binding on us as of September 1, 2010.

This committee consists of three to five members appointed, along with its chairman, by our board of directors based on the recommendation of the nominations and compensation committee from among our non-executive directors.

The committee consists of three members, all of whom are independent under the board’s charter16: Murray Stuart (chairman), Jean-Marc Espalioux and Paul-Louis Girardot.

According to the committee’s charter, members must be selected on the basis of their financial or accounting skills and at least one of its members must also have financial or accounting expertise and be independent under the criteria in the board’s internal rules and regulations. At its meetings of March 5, 2004 and March 29, 2005, the board of directors determined that Messrs. Espalioux, Girardot and Stuart qualified as “audit committee financial experts” within the meaning of the U.S. Sarbanes-Oxley Act, given their experience and skills.

The accounts and audit committee meets at least five times per year at the request of its chairman or the chairman of the board of directors in order to review the interim and annual financial statements before they are presented to the board of directors. In 2008, the committee met seven times. The average attendance level at meetings in 2008 was 85.7%.

Duties

The accounts and audit committee principally performs the following functions:

•

Regarding accounting matters, the committee (i) reviews, along with the auditors, the appropriateness and consistency of the accounting methods applied in the preparation of the financial statements and examines whether significant transactions have been adequately treated and the procedures applicable to the gathering of financial and accounting information, (ii) provides an opinion on the draft semi-annual and annual financial statements, and (iii) meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of our company’s management.

•

Regarding internal auditing, internal control and risk management, the committee (i) examines our Group’s annual internal audit plan and receives a periodic summary of our group’s internal audit reports; (ii) in connection with the evaluation of internal control procedures (as required by section 404 of the U.S. Sarbanes-Oxley Act), the committee periodically receives from our company information regarding the organization and the internal control procedures relating to financial and accounting information, as well as its risk management organization and procedures relating to financial and accounting information; and, when needed, the committee meets with the internal audit and internal control managers to discuss the organization of their activities; and (iii) receives from the ethics committee an annual report on the functioning of whistleblowing procedures in connection with financial and accounting issues and ensures that significant cases are followed up in coordination with the ethics committee.

•

Regarding the supervision of our company’s independent auditors, the committee (i) examines the auditors’ annual schedule of operations, (ii) meets as necessary with the auditors and our company’s management, including its accounting and treasury officers, if needed outside the presence of our company’s management, (iii) supervises the statutory auditors selection procedure and makes appropriate recommendations, including an opinion on the amount of the fees requested for the exercise of legal audit missions, (iv) gives its prior approval for any audit-related services to be performed by the auditors, and (v) remains informed of the amount of the fees paid by our company and our Group to the auditors and the auditor’s network and ensures that the amount of these payments or the portion they represent in proportion to the global revenues of the statutory auditors’ firm or network does not call into question their independence, and examines, when applicable, the measures taken to lower the risk that may affect the independence of the statutory auditors.

16 All of these committee members are also deemed to be independent according to the criteria set forth in the Listed Company Manual of the New York Stock Exchange.

Back to Contents

Activities in 2008

In 2008, the accounts and audit committee completed its work within the framework of an annual program. The substance of its meetings is included in minutes and the chairman of the committee reports to the board of directors. In addition to examining our company’s quarterly, semi-annual and annual financial statements, the committee periodically reviewed the action plans and the progress of work undertaken by our company in 2008 in order to comply with its internal control requirements under Section 404 of the U.S. Sarbanes-Oxley Act. The committee reviewed the synthesis of internal audit missions and programs for 2008 and approved the internal audit program for 2009. The committee also reviewed, along with our company’s managers, key information relevant to its missions, including reports on cash flow and financings, off-balance sheet commitments, tax and legal matters, and information technology. The committee also approved the duties and fees of our company’s auditors for 2008 and the amount budgeted for their fees. The committee performed a financial review of the water, energy services and transportation divisions, examined the fraud reports as of December 31, 2007 and June 30, 2008 and the report on the work of the ethics committee, and executive management made a presentation regarding the procedures followed to plan for and control our investments. Lastly, the committee undertook a study relating to improvements to the self-evaluation of its work.

The committee may meet with individuals and experts outside our company if necessary. It may also meet with our company’s financial officers or auditors outside the presence of the chairman and chief executive officer. Accordingly, during 2008 the chairman and/or members of the committee met and communicated with our company’s senior executive vice president, the financial services director, the financial control director, the risk and internal audit director, the general secretary, the risks and markets director and the auditors. The committee did not consult with any outside consultants in 2008.

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

The nominations and compensation committee meets at least twice a year at the request of its chairman or the chairman of the board of directors. In 2008, the committee met twice. The average attendance level at meetings was 100%.

Duties

The nominations and compensation committee principally performs the following functions:

•

With respect to compensation, the committee (i) studies and makes annual recommendations regarding the compensation of the chairman and chief executive officer and regarding retirement and other benefits, and gives an opinion on compensation of principal executive officers of our company who are not also directors, (ii) proposes the total amount and breakdown of directors’ fees, (iii) advises the board of directors regarding stock option policies and awards, (iv) is informed of the compensation policy for the principal executive officers of our company’s subsidiaries, and (v) examines all share capital increases reserved for employees.

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

Back to Contents

Activities in 2008

In 2008, the nominations and compensation committee was dedicated to preparing recommendations and proposals to the board relating to the compensation of the chairman and chief executive officer (2008 fixed component and 2007 variable component and the performance criteria applicable to the variable portion of 2008 compensation) and the determination and distribution of director’s fees, as well as the review of the proposals concerning the compensation of our company’s executive committee members.

The committee also submitted an opinion to the board of directors regarding our policy for the award of stock options and free shares and on the resolutions submitted to the general shareholders’ meeting of May 7, 2008 relating to them. The committee also studied our implementation of the AFEP-MEDEF’s recommendations of October 6, 2008 relating to compensation of corporate officers of listed companies. It presented its conclusions to the board of directors at its meeting of January 7, 2009.

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

Pursuant to the committee charter, the committee meets at the request of its chairman or the chairman of the board of directors. It meets at least three times per year. In 2008, the committee met a total of eight times. The attendance rate was 91.7%.

Duties

The committee’s mission is to evaluate “research and development” and “sustainable development” policies and strategies proposed by our Group’s relevant departments and to advise the board of directors accordingly.

It is kept informed of programs and high-priority actions that have been undertaken and evaluates the results. In particular, it receives information relating to budgets and staff levels, and advises on the allocation of means and resources and their adequacy in light of proposed objectives.

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

Activities in 2008

In 2008, the committee focused on reviewing the levels of innovation in our business activities and the manner in which innovation strategy is determined within each division. The committee interviewed the heads of each division and the managers charged with cross-disciplinary support roles, such as our research and development. The committee presented a report on its work, which made several suggestions for improvements, to the board of directors at its meeting of January 7, 2009.

Back to Contents

Committees created by management

Disclosure committee

The chairman of our management board (directoire) and chief financial officer created a disclosure committee (comité de communication), which was presented to our company’s former management board on December 11, 2002 (we no longer have a management board since we changed our governance structure to a board of directors in 2003). Meetings of the disclosure committee are chaired by the chairman and chief executive officer.

In addition to the chairman and chief executive officer, the permanent members of the committee include the members of our executive committee, our chief financial officer, the finance directors of each division and the managers of our major departments.

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

The disclosure committee meets as often as necessary in order to assure the fulfillment of its duties, but no less than twice a year, including (i) once before the end of each year to organize and launch the drafting of our company’s French reference document and annual report on Form 20-F, and (ii) before the filing of the annual report on Form 20-F with the U.S. Securities and Exchange Commission to approve the report. The disclosure committee may also meet before the announcement of any significant events.

The disclosure committee met twice in 2008. During its April 30, 2008 meeting, it reviewed the procedures followed in preparing and approving our Form 20-F before it was filed with the SEC on May 7, 2008, as well as the certificates required to be provided by the chairman and chief executive officer and the senior executive vice-president in accordance with U.S. regulations. At its meeting of November 25, 2008, the disclosure committee principally reviewed recent regulatory developments that could have an impact on the communication and publication of information intended for the market, in particular through the reference document and Form 20-F, and initiated the process of collecting information and preparing the annual reports for the 2008 fiscal year.

Ethics committee

In March 2004, we created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee consists of three to five members chosen by our company’s executive committee.

The committee elects its own chairman, with no particular power being provided for in relation to other members, except that of a casting vote in the event of a tie in voting. The committee currently has three permanent members and one alternate. The committee’s members are present at the company on a daily basis. Members of the committee may include employees, former employees or persons outside of our company selected among candidates with a good knowledge of our Group’s businesses and a professional position guaranteeing the independence and perspective necessary for the position. The committee’s decisions require a majority approval. Its members are subject to strict confidentiality requirements and are not authorized to discuss their personal positions outside the committee. To guarantee their ability to exercise their judgment objectively, they receive no instructions from our executive management and they cannot be dismissed during their term of office (which is four years and renewable). The committee may seek assistance from designated contact persons within each division. This local presence will be particularly important in 2009 as we appoint managers with geographical responsibilities.

In accordance with its internal charter, the ethics committee’s duty is to make all recommendations concerning our fundamental values, relating either to subjects it decides to examine or following questions that have been brought to its attention. In application of this principle, the ethics committee may, in particular, perform “ethics audits” in any of our operations, whether in France or abroad. The principal purpose of this procedure is to assess, based on interviews with selected individuals representing as faithfully as possible the operation in question, the level of employees’ ethical commitment, their knowledge of our values, the ethical problems they may encounter, and the training they receive from their supervisors or give to their colleagues on the subject.

Back to Contents

The ethics committee may pursue any matter that it wishes regarding group ethics. For instance, in 2008, the committee launched a major review of labor standards within our group, which led, inter alia, to visits to countries where labor is considered less well protected than elsewhere. In 2008, the committee also set up meetings with each member of our executive management and now plans to hold such meetings every year.

Pursuant to the “whistleblowing” provision of Article 301 of the U.S. Sarbanes-Oxley Act, the committee is in charge of receiving and handling, in coordination with the accounts and audit committee, all employee inquiries relating to accounting, auditing or internal control matters. On June 14, 2005, the accounts and audit committee approved the set of procedures to be followed for handling and following up on these employee inquiries.

As such, the ethics committee handles “whistleblowing” notices sent to it by employees of our Group relating to breaches of our Group’s “Ethics, Beliefs and Responsibility” program. The committee has all necessary authority to perform its duties: it can consult with any Group employee, statutory auditor or third party. It can also request the assistance of our internal audit department or use the services of external experts. It has access to all of the sites and all companies of our Group.

In 2008, as in previous years, the committee received few alerts concerning ethical issues. The committee has noted that there is a significant difference between Anglo-American countries, where this whistleblowing system operates without difficulty, and the rest of the world, where this procedure is not a part of local culture. Therefore, the committee has initiated an internal communication program to make its role better known and to inform all our employees of their right to bring a matter before the committee if all normal avenues for the resolutions of issues have been exhausted.

As it does every year, in 2008, the committee reported on its work to the accounts and audit committee and to the executive committee, describing matters on which it was satisfied and identifying areas for future action.

Back to Contents

EMPLOYEES

Employee Information

The corporate information below is taken from an international database, which we have been developing since 2001. This database includes, for all of the companies in our Group whose results are fully or proportionally consolidated for accounting purposes, approximately 165 corporate indicators, that yield more than 200,000 pieces of data per year, sorted by company, country and geographical area or region.

The salient indicators drawn from the international database are presented below under different subheadings. Investors are cautioned not to place undue reliance on such figures, in particular in the case of averages, since the figures below are often aggregated across all parts of the world, and may require more detailed analysis at the level of the relevant geographic area, country or business.

Total Number of Employees

As of December 31, 2008, we had 336,013 employees, an increase of 5.17% (16,511 employees) over 319,502 employees as of December 31, 2007.

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location as of December 31, 2008:

	Water*	Environmental Services*	Energy Services	Transportation	Total	%
Europe	58,579	71,461	40,500	61,745	233,142 **	69.38%
of which metropolitan France	30,255	38,194	14,908	31,693	115,907 **	34.49%
North America	3,785	10,918	624	14,653	29,980	8.92%
South America	4,855	7,759	7,034	1,914	21,562	6.42%
Africa/Middle East	7,994	8,946	1,416	516	18,872	5.62%
Asia/Pacific	18,220	6,183	3,228	4,826	32,457	9.66%
Total	93,433	105,267	52,802	83,654	336,013 **	100%
%	28%	31%	16%	25%	100%

* Proactiva’s employees (11,309 employees) have been divided according to activity, between water (3,795 employees) and environmental services (7,244 employees).

** The total number for France includes 857 employees who work at our company's headquarters, at the Centre d’Analyses Environnementales and at the Veolia Environnement Campus.

As of December 31, 2008, 34.49% of our employees were located in France, 34.89% in the rest of Europe, 9.66% in the Asia/Pacific region and 20.96% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2008, we employed 336,013 persons, of whom 312,388 persons (representing 93% of our employees) worked under indefinite term employment contracts and 23,625 persons under fixed-term employment contracts. During 2008, 7,506 fixed-term employment contracts were converted into indefinite term employment contracts (or 31.8%of fixed-term contracts). As of December 31, 2008, 27,974 of our employees (or 8.3% of total employees) were managers, 308,039 were non-managerial employees, and 72,072 were women (or 21.4% of total employees).

In France, among the 116,198 employees as of December 31, 2008, 109,375 (or 94.1%) were employed under indefinite term employment contracts and 6,823 under fixed-term employment contracts. During 2008, 2,847 fixed-term contracts were converted into indefinite term contracts (or 41.7% of fixed-term contracts). Of our employees in France, 13,024 (or 11.2%) were managers, 103,174 were non-managerial employees and 27,635 (or 23.8%) were women.

Back to Contents

Weighted average annual number of employees

This figure corresponds to the number of employees that we would have had if the latter had all been working full time during the entire year. It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each employee. In 2008, our weighted average number of employees was 309,917.42, of which 291,210.4 (or 93.9%) were employed under indefinite term employment contracts.

In France, the weighted average number of employees during 2008 was 108,225.87, of which 102,194.18 (or 94.4%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies. In 2008, the consolidated weighted average number of employees was 297,965.

Optional and mandatory profit-sharing

In France, in 2008, the total amount paid in respect of optional profit-sharing was €62,361,750.60 (€59,386,297 in 2007) and the amount paid in respect of mandatory profit-sharing was €68,139,126.99 (€61,263,468 in 2007). The total amount of optional and mandatory profit-sharing represented €130,500,877.59, or 4.0% of the total cost of employment (€120,649,765 in 2007).

Labor relations and overview of collective bargaining agreements

In 2008, 1,606 collective bargaining agreements were in force, including 846 agreements on compensation, 184 agreements on health, safety or working conditions, 287 agreements on labor-management dialogue and 289 agreements on other subjects or that covered several subjects. The total number of employee representatives was 16,471. In France, 554 collective bargaining agreements were signed, including 363 agreements on compensation, 43 agreements on health, safety or working conditions, 76 agreements on labor-management dialog and 72 agreements on other subjects or that covered several subjects. The number of employee representatives in France was 10,080.

Human Resources Policies

At the end of 2008, we had 336,013 employees, an increase of 5.2% compared to 2007. This increase reflects the rapid international development of our Group, the activities of which are territorially-based. As a leader in environmental services, we intend to maintain this growth rate and spread our corporate model in the countries in which we operate.

The integration of new employees and the cultivation of their loyalty to the company are essential elements of our human resources policy. In accordance with principles adopted several years ago, we are continuing our efforts to provide specialized training to each new employee in order for him or her to become professionals in his or her specific areas and grow throughout his or her career. This training is also intended to enhance each employee’s sense of service and demonstrate the value of his or her contribution towards the provision of essential needs, the preservation of the environment and the well-being of the public.

One means of fostering this sense of service is through the combination of training courses and work experience. This type of training is gradually becoming the standard recruitment method in our Group’s various entities. In France, the “Veolia Skills” program, which started in 2005, illustrates our company’s concrete commitment to this approach through its professional skills training contracts.

With the support of the Veolia Environnement Campus and its international network, this ambitious commitment to skills development is at the heart of our training policy. In order to continue the expansion of this policy and to extend the capacity of courses, steps have already been taken to open new regional Campuses in France and in other countries. This new stage in training development will make it possible to continue spreading the corporate model that we wish to develop, while making every effort to take into account cultural and political realities in each country.

Beyond this pro-active approach to developing professional skills, our human resources policy is built around strong themes that aim to combine job preservation, personal growth and economic performance, despite the uncertainties generated by the economic crisis.

Back to Contents

Safety remains a major concern and we are tirelessly pursuing our efforts in this area, while also helping our employees to stay in good health. Moreover, increasing diversity and promoting equal opportunities are key issues for maintaining growth and upholding our commitment to cohesion and teamwork.

Developing career paths and mobility, encouraging labor-management dialog at all levels and using social engineering know-how are all positive measures that convey our values in all the countries where we do business.

Finally, we seek to promote employee well-being through suitable living conditions and an equitable compensation policy that rewards employees’ individual efforts and takes into account the company’s performance.

Understanding our corporate reality

The consistent management of human resources requires a solid knowledge of corporate realities and operational practices. We use a worldwide network of more than 600 correspondents who collect, process and consolidate 160 employment-related indicators.

A dedicated software package is used to ensure that this process is reliable and to approve data, which is then analyzed by geographical area, by country and by type of activity. The objective, accurate evaluation of the human resources performance of each entity over time is guaranteed by the stability of the chosen indicators.

We have been ranked as one of the leading CAC 40 companies in terms of the thoroughness and quality of our human resources data.

We pay special attention to five parameters:

•

employee loyalty;

•

reducing absenteeism;

•

safety of working conditions;

•

reducing temporary labor (fixed-term contracts and temporary workers); and

•

the development of vocational training and of skills.

These are the key tenets of our management’s human resources policy, to which it has asked company entities to devote their efforts.

Analysis and internal surveys are also conducted in order to improve the management of the human resources policy in the years to come:

•

identify recurring trends through the analysis of changes in the indicators over the last three years;

•

compare data from Veolia Environnement and its subsidiaries with public statistics from the corresponding business sectors (initially in France);

•

analyze the results by profession and by country;

•

highlight the specificities of each activity or the specific contexts of certain countries; and

•

define paths for progress in the coming years, by adapting, where applicable, the objectives by profession and by country.

This method of evaluation and performance management is based on a common framework of performance objectives, which is tailored in light of the specificities of local occupations and contexts (e.g. practices, legislation, regulations and social security). The analyses and surveys will be continued in order to refine the methods over time.

In order to anticipate changes in skills and professions, we are enhancing our system for the description and management of human resources, through mapping of jobs and skills across the board, and through a unified system for classifying our managers.

Back to Contents

Encouraging employee loyalty through the development of skills and professional progress

In a context where available talent on the market is becoming increasingly scarce, we strive to attract and train the best employees in all the socio-professional categories of our professions and in all countries where we are present. The ultimate goal is to offer candidates career paths that will add to their vocational skills, regardless of their age and initial training. This also means giving each employee the possibility of developing skills throughout his or her career.

Continuance of the “Veolia Skills” approach

Veolia Skills is a recruitment program that was launched in France in 2005 in order to anticipate business growth and changing qualifications. The program is open to internal and outside candidates, of all ages and qualifications.

Outside candidates benefit from apprenticeship or training contracts in order to receive work-study training over 9 to 24 months. If the training is completed successfully, the candidates are awarded a diploma (ranging from a CAP (vocational skills certificate) to a Master’s degree) and are offered an indefinite-term employment contract.

Since it was launched, this operation has made it possible to hire around 14,000 persons.

The program has also benefited internal candidates, who have been offered Skills Development Contracts or work-study periods in order to progress within the Group. These types of mobility show how the framework agreement is being implemented to develop skills.

As an extension of this approach to recruiting, and using the information obtained from the buses that went out to present environmental professions and meet candidates, we have adopted a new strategy that aims to strengthen coordination and links with employment and training partners: the ANPE, training organizations (e.g. GRETA and AFPA), local initiatives, recruitment agencies, information points for young people, chambers of commerce and industry and local elected representatives. The meetings and workshops organized in the last quarter of 2008 highlighted the incomplete view certain people have of professions in the environment sector: the recruitment partners do not have all the concrete information (salaries, tasks, hours, workplaces, etc.) that make it possible to guide the public more efficiently and to overcome the negative image that is often linked to certain professions, even if they are aware of some of the positive aspects such as convenient locations, contribution to society and job security.

In 2009, to change this perception and raise public awareness, communication operations in the field will be organized in order to help public and regional authorities learn more about professions in the environment sector by mobilizing our employees, who will give a concrete presentation of their occupations.

Career paths diversified by mobility

In order to enrich our employees’ professional paths throughout their careers, for a number of years we have invested in internal mobility for our staff categories. These internal paths are encouraged by the publication of offers for positions on the mobility intranet.

Internationally, the mobility policy is built on three principles: common expatriation rules for all the subsidiaries, “expert” partners (for tax, labor law, social security, repatriation and assistance for families) and decentralized mobility management, in accordance with the corporate culture.

Making these types of expertise available has resulted in an increasing number of mobile managers. Indeed, at the end of 2008, we had 845 internationally mobile managers in 82 countries, which represents an increase of 19% in one year.

The international mobility system is completed by 163 Volontariat International en Entreprise (International Corporate Volunteer or “VIE” contracts) signed by young graduates.

Back to Contents

Training and work experience

In order to maintain our position as a world leader in our sector (environmental services) and reinforce the quality and technical excellence of our services, we depend on our key resources: skilled employees. To develop employee skills in the constantly changing environment of our business sectors, we have entrusted Veolia Environnement Campus with the organization of an ambitious training policy that is based on the following guiding principles:

•

ensuring that our employees are as professional as possible in their profession and working environment, by emphasizing the experience they have acquired to clients;

•

organizing the transfer of know-how within companies;

•

supporting the policies of professional mobility and career development; and

•

strengthening the corporate culture that surrounds the environmental services profession by promoting potential synergies (high value-added for our clients) and team work.

Veolia Environnement Campus: a benchmark for training

Veolia Environnement Campus is the expression of our desire to be a reference in the field of vocational training. The campus is responsible for implementing and organizing the training policy, and brings together in a single location the various group training departments and trains employees and apprentices in skills that are specific to our four business segments. Veolia Environnement Campus can simultaneously host hundreds of apprentices, and award seventeen diplomas, from the CAP (vocational skills certificate) to a Master’s degree, via its Apprentice Training Center (CFA). The campus is a genuine benchmark in the field of ongoing, vocational training and its platforms and simulators reproduce employee tools, processes and working conditions.

In response to worldwide growth stemming from human, commercial and financial issues, making sure that the know-how of our employees is aligned with changes in its business segments and the diversity of local contexts has become a necessity. For that reason, the training offered by Veolia Environnement Campus is constantly being adapted.

Tasks and governing principles

Training is open to all employees throughout their careers. Veolia Environnement Campus offers initial training through work-study programs, as well as ongoing training. The campus makes it possible to obtain a recognized diploma or qualification. Its training courses are taught using real-life situations to encourage understanding of the profession, the demand for quality service and employee autonomy.

With 450 Group professionals, internal skills are mobilized, which encourages teaching through a combination of work and study. The concept of joint investment by the employee and the company is particularly emphasized.

An international network built on a tested model

Veolia Environnement Campus coordinates the international training network, which is structured over the five continents. This network already federates 18 campuses in 11 countries. This network makes it possible to implement and adapt training programs and take appropriate action that is aligned with the specificities of the region, countries and divisions concerned. To ensure the consistency of this deployment, local trainers benefit from the guidance of Veolia Environnement Campus quality training standards. Moreover, efficient relations are maintained with universities, top graduate schools and research centers.

As a complement to the Jouy-le-Moutier site and as part of a logical move to bring employees closer together while maintaining a strong regional presence, five regional Campuses (North West in Lille, Central Eastern in Lyon, South East Marseille, West in Nantes and South West in Tarbes) opened in 2008.

In 2008 we strengthened a number of international campuses (Czech Republic, Morocco, United Kingdom, United States, Germany, Israel and the Middle East).

Back to Contents

Ensuring the safety and health of employees

The health and safety of our employees are closely linked to several factors:

•

working on public roads;

•

being faced with antisocial behavior in vehicles;

•

working conditions that are sometimes risky on certain sites or the facilities of some corporate clients;

•

tasks that require a certain amount of physical labor.

Each of our divisions and each subsidiary are vigilant in terms of monitoring the frequency and severity of accidents in the operational management of their business activities.

In addition to constant work to improve safety materials and individual equipment, several priority safety measures have been implemented:

•

one-quarter of each employee’s information and training is devoted to health and safety, in order to prevent occupational accidents;

•

preventing risks well upstream involves identifying and evaluating these risks; for example, particular attention is paid to the risks linked to the use of chemicals, for example, within the context of the European REACH regulation;

•

as part of the 3,068 structures that are dedicated to health and safety, the network of safety officers has been reinforced in order to develop labor-management dialog on these issues; and

•

we support employees who have suffered occupational accidents, both during their absence and when they return to work.

Our executive committee declared that 2008 would be “World Safety Year for Veolia Environnement”. This initiative is centered on the prevention of occupational risks, health and safety as the logical continuance of an approach to extend health and safety measures internationally and to capitalize on existing practices.

Four priority actions were launched in 2008, supported by a communication plan:

•

the implementation of manager road maps (quantitative data, current situation review, performance targets and plans for future actions);

•

the deployment of Group standards, which define the mandatory absolute minimum of our requirements for occupational health and safety, self-evaluation and audits;

•

the deployment of a common information system to record and consolidate information on accidents (Acciline software) in order to obtain improved analysis of the causes and evaluate the risks; and

•

the development of employee skills on safety issues (tutoring and safety orientation following hiring, use of a common core health and safety syllabus for training programs).

On December 9, 2008, our chief executive officer and all the Group Committee unions in France signed a framework agreement on the prevention of occupational risks, and on occupational health and safety. This agreement, which is the result of joint work carried out within the France Group Committee for approximately twelve months, aims to strengthen our occupational risk prevention policy. Six priorities are highlighted in this agreement:

•

encourage coordination and collective prevention initiatives in the area of occupational health and safety by associating the entities that are related to these matters by law, such as the Committee on Health, Safety and Working Conditions;

•

identify occupational risks more accurately, measure these risks more accurately and manage them in order to reinforce prevention;

Back to Contents

•

include occupational health and safety in the professional training of all employees, in particular through training programs and professional meetings;

•

facilitate access to healthcare and increase responsibility among all staff with regard to their health and their safety;

•

encourage career paths that prevent future unemployability, in order to make health part of skills management; and

•

encourage better health-safety balance between professional and private lives.

We have has set up a “Prevention, Occupational Health and Safety” department that is responsible for steering the various networks and coordinating the analysis and projection work. A monitoring commission has also been created within the Group Committee. In particular, its assignment will be to monitor the implementation and compliance with the principles laid down in this agreement, as well as the promotion of best practices. It is intended for this agreement’s principles to be deployed in our companies both in France and abroad.

Build and maintain a relationship of confidence with employees

Labor-management dialog that starts when employees join

In France and throughout the world, we are continuing our external growth through several types of transaction, including mergers and acquisitions, the creation of joint subsidiaries with other industrial partners, and PPP contracts signed with local and regional government authorities.

In all cases, the employees, who are the players in service professions, are one of the key success factors.

The challenge is to transfer and integrate the existing personnel into an approach that aims to achieve progress at every level of the business and at all stages of employment. This relates to employee position characteristics, as well as training, the capitalization of know-how, the transfer of skills, as much as compensation and employee benefits. This amounts to building a new corporate approach based on our values, while taking into account the existing approach.

Our human resources policy for these types of business combination is based on the conviction that the identification and valuing of talents and skills is a pre-requisite for motivating managers and improving performance.

Systematically taking into account the local context, mentalities and teams in place is at the heart of our strategy. Our social engineering expertise and our management of human resources in this area are success factors for all these growth and integration operations.

Group committees to structure and strengthen labor-management dialog

For our local services, which are fundamental to our business, labor-management dialog is initiated in business units that are as close to the employees and the working environment as possible. It is within this framework that labor and management representatives are best able to provide appropriate solutions in the areas of organization and working conditions, skills development and rewarding each employee’s individual efforts.

Our labor-management venue for dialogue has three levels:

•

the first level, that of the company, remains the natural negotiating venue;

•

the second level, that of the country, brings together joint commissions for information and dialog that cover all national themes; and

•

the third level, on a European scale, informs and consults employees throughout Europe.

Two Group Committees were set up: one in France in 2003, then one at the European level in 2005. These Committees met regularly in 2008, with each holding a plenary session and meetings at the level of their respective offices.

Back to Contents

In connection with our goal of continually improving labor-management dialogue, a self-evaluation was performed in 2008 by the European labor and management representatives on the quality of labor-management dialogue in each of the 22 countries represented, covering more than 220,000 employees, i.e. two thirds of our headcount.

Employee representatives from each of the countries presented this self-evaluation during a full session.

This approach gave rise to discussion and debate and was used as a basis by the European Office and the Group Labor-Management Dialog Division to classify countries into three groups: countries with best practices, countries where the structures are in place but require various improvements and countries that have encountered difficulties.

Beyond this initial analysis, the European partners have defined shared action plans while involving the management of each country that is responsible for venues for dialogue and the human resources structure of the divisions.

Promote diversity and fight against discriminations

We have a duty to take into account three essential groups of data:

•

cultural diversity, which is linked to the diversity of our employees, with over a hundred nationalities;

•

economic diversity, which is related to having several business segments; and

•

employee diversity, which is a result of doing business in many different countries.

These three dimensions are a source of richness that requires careful attention, as well as coordinated reflection on the guiding principles of our diversity policy.

In 2007, an extensive program of internal work was undertaken with two goals:

•

produce a diagnostic review of behavior and practices in the Group and its subsidiaries;

•

generate a base of common values that preserve our identity and respect the diversity of our environments.

This program, which involves numerous stakeholders (executives, human resources directors, operators, labor and management representatives, ethics committee, experts, clients, users, etc.), has strived to produce an in-depth diagnostic review, which is both quantitative (statistics taken from reporting and specific surveys) and qualitative (evaluation of our behavior and practices). Several ways forward have been identified: maintaining the employment of disabled workers and promoting their social integration, access to certain professions and management positions for women and making management teams more international.

This approach was put into practice through the launch of a “2008-2011 Diversity and Equal Opportunities Plan” emphasizing equal opportunities, sound diversity management practices and minimum social standards.

In France, to support the most vulnerable employees in an inhospitable economic context, an Active Solidarity Plan was launched in coordination with the France Group Committee. A series of joint provisions that aim to deal with the most difficult personal situations was created in order to:

•

facilitate access to proper housing for all employees;

•

respond to individual difficulties linked to the increase in transportation costs;

•

improve the social security of the employees who are most exposed and most in need; and

•

set up an emergency social unit for employees in order to respond to individual urgent situations.

This plan must be implemented on an international scale, on the basis of the same principles of solidarity, while ensuring that the ways in which the plan and the actions are implemented take into account each local context.

Back to Contents

A consistent, competitive compensation policy

We apply a global compensation policy, which is consistent with our results and includes the following components: salaries, social security and employee savings. Our policy is based on the following principles:

•

guaranteeing competitive compensation is in line with local market practices;

•

offering equitable compensation, which takes into account and rewards individual efforts;

•

increasing social security (health, disability and life insurance);

•

minimizing the risk associated with the existing systems for paying entitlements or pensions in the various countries where we do business; and

•

opening access to employee savings.

The increase in life expectancy, the rise in health care costs and the retirement of the “baby boom” generation are expected to have a lasting effect on the balance of social security systems. In certain countries, following the abandonment of public social security systems, economic stakeholders have a duty to provide health, benefit and pension cover for their employees.

As a result of our international dimension, we must take these factors into account and ensure that we:

•

comply with local legislation and implement complementary social security systems in order to guarantee high quality coverage for all our employees;

•

guarantee our competitiveness by limiting benefit obligations that fall within the scope of IAS 19;

•

finance benefit systems through employer and employee contributions, for each party to assume responsibility.

At December 31, 2008, our benefits obligations represented €1.7 billion, a decrease of 11% compared to the end of 2007, which is essentially due to currency exchange effects (fall in British pound) and changes in actuarial assumptions, partly offset by the increase in the obligation linked to the impact of the French Labor Modernization Act on career-end indemnity obligations in France, mainly on Dalkia. Pension schemes with defined benefits accounted for slightly more than 60% of this amount. Other obligations are mainly career-end indemnities, medical coverage for retirees, length of service reward payments and contract termination indemnities. These obligations exist in approximately 45 countries.

The development of employee shareholding is a strategic objective for us. Since 2002, we have offered several capital increases to our employees in order to associate them more closely with our performance and to retain them. In 2008, in a context of uncertainty and lack of visibility regarding stock market developments, we decided to defer the launch of the capital increase reserved for employees that was scheduled for the end of 2008. The process will be resumed as soon as we see a return to stability on the markets.

Back to Contents

Share subscription and purchase options

Options awarded to the chairman and chief executive officer and exercised by him in 2008

Our chairman and chief executive officer was not awarded any share subscription or purchase options in 2008. The table below sets forth the details of the options exercised by him in 2008.

Share subscription or purchase options exercised during the fiscal year by the chairman and chief executive officer
Name of the chief executive officer	Plan number and date	Number of options exercised during the fiscal year	Nature of the options	Exercise price (in euros)
Henri Proglio (chairman and chief executive officer)	Plan no. 4 03/24/2003	180,617	Share subscription options	22.14

Share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during 2008 and options exercised during 2008

The table below sets forth the share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during 2008 and options exercised during 2008:

Share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during the 2008 fiscal year and options exercised by them	Total number of options awarded / shares subscribed for or purchased	Average weighted price**	Plan number

Options awarded during the 2008 fiscal year by Veolia Environnement and any company within the option award perimeter, to the ten employees of Veolia Environnement and of any other company included within this perimeter, who were awarded the highest number of shares

	none	NA	NA
Options held on Veolia Environnement and the companies referred to above, which were exercised during the 2008 fiscal year, by the ten employees of Veolia Environnement and of such companies, for whom the number of options thus exercised is the highest*	46,384	31.41	No. 1
	65,036	40.59	No. 2
	8,193	36.65	No. 3
	39,570	22.14	No. 4
	48,659	24.32	No. 5
* This does not include options exercised by employees who have left the Group. ** Exercise price after legal adjustments.

Back to Contents

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than 1% of our shares. Our directors and executive officers listed below were granted options to subscribe to shares of our company as follows:

	Number of Options Initially Awarded(1)	Exercise Price(2)	Expiration Date
2002 Plan
Henri Proglio	220,000	€36.65	January 28, 2010
Jerôme Contamine(3)	65,000	€36.65	January 28, 2010
Antoine Frérot	45,000	€36.65	January 28, 2010
Denis Gasquet	45,000	€36.65	January 28, 2010
2003 Plan
Henri Proglio	220,000	€22.14	March 24, 2011
Jerôme Contamine	105,000	€22.14	March 24, 2011
Olivier Barbaroux	70,000	€22.14	March 24, 2011
Antoine Frérot	70,000	€22.14	March 24, 2011
Denis Gasquet	70,000	€22.14	March 24, 2011
Stéphane Richard(4)	70,000	€22.14	March 24, 2011
2004 Plan
Henri Proglio	110,000	€24.32	December 24, 2012
Jerôme Contamine	70,000	€24.32	December 24, 2012
Eric Marie de Ficquelmont(5)	40,000	€24.32	December 24, 2012
Olivier Barbaroux	40,000	€24.32	December 24, 2012
Antoine Frérot	40,000	€24.32	December 24, 2012
Denis Gasquet	40,000	€24.32	December 24, 2012
Stéphane Richard	40,000	€24.32	December 24, 2012
2006 Plan
Henri Proglio	150,000	€44.03	March 28, 2014
Jerôme Contamine	90,000	€44.03	March 28, 2014
Eric Marie de Ficquelmont	60,000	€44.03	March 28, 2014
Olivier Barbaroux	60,000	€44.03	March 28, 2014
Antoine Frérot	60,000	€44.03	March 28, 2014
Denis Gasquet	60,000	€44.03	March 28, 2014
Stéphane Richard	60,000	€44.03	March 28, 2014

2007 Plan
Henri Proglio	110,000	€57.05	July 17, 2015
Jerôme Contamine	60,000	€57.05	July 17, 2015
Olivier Barbaroux	40,000	€57.05	July 17, 2015
Antoine Frérot	40,000	€57.05	July 17, 2015
Denis Gasquet	40,000	€57.05	July 17, 2015
Alain Tchernonog	40,000	€57.05	July 17, 2015

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

(3) Mr. Jerôme Contamine is no longer an executive officer of our company since January 2009.

(4) Mr. Stéphane Richard is no longer an executive officer of our company since May 31, 2007.

(5) Eric Marie de Ficquelmont is no longer an executive officer of our company since January 2007.

Back to Contents

Pursuant to a three-year authorization granted by our general shareholders’ meeting of June 21, 2000, our former management board decided on June 23, 2000 to implement an “outperformance” stock option program (plan No. 1). Under the program, we granted 29 of our principal managers options to purchase 780,000 treasury shares at €32.50 per share. The total number of treasury shares eligible for sale and the exercise price had been adjusted to 735,635 shares and €31.41 per share, respectively, as a result of legal adjustments related to our issue of free warrants for shares in December 2001 and share capital increases in August 2002 and July 2007, and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan expired on June 23, 2008. On the expiration date, a total number of 457,692 shares had been acquired as a result of the exercise of these options. The remaining unexercised options were cancelled.

Pursuant to the same authorization, our former management board decided on February 8, 2001 to implement a stock option plan (plan No. 2) pursuant to which 1,500 of our employees (including six members of our former management board) received options to subscribe to a total of 3,462,000 newly-issued shares of our company at €42 per share, which was the fair market value of our shares at the time the options were granted. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,578,039 shares and €40.59 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan expired on February 8, 2009. As of December 31, 2008, 1,989,853 of these options had been exercised. On the expiration date, a total number of 1,989,853 shares had been subscribed for as a result of the exercise of these options. The remaining unexercised options were cancelled.

Finally, pursuant to the same authorization, our former management board decided on January 28, 2002 to implement a stock option plan (plan No. 3) pursuant to which 1,400 of our employees (including five members of our former management board) received options to subscribe to a total of 4,413,000 newly-issued shares of our company at €37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,657,903 shares and €36.65 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in January 2010.. As of December 31, 2008, 2,346,336 options had been exercised

Pursuant to a new authorization granted by our general shareholders’ meeting of April 25, 2002, our former management board decided on March 24, 2003 to implement a stock option plan (plan No. 4) pursuant to which 1,740 of our employees (including six members of our former management board) received options to subscribe to a total of 5,192,635 newly-issued shares of our company at €22.50 per share. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 5,164,390 shares and €22.14 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in March 2011. As of December 31, 2008, 3,143,326 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2004, our board of directors decided on December 24, 2004 to implement a stock option plan (plan No. 5) pursuant to which 1,087 of our employees (including seven members of our executive committee) received options to subscribe to a total of 3,341,600 newly-issued shares of our company at €24.72 per share. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,392,012 shares and €24.32 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant will expire in December 2012. As of December 31, 2008, 227,819 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2005, our board of directors decided on March 28, 2006 to implement a stock option plan (plan No. 6) pursuant to which 1,378 of our employees (including seven members of our executive committee) received options to subscribe to a total of 4,044,900 newly-issued shares of our company at €44.75 per share, which reflected the average opening share prices of our shares in the 20 days preceding the board of directors’ decision. Such exercise price does not include any discount, in accordance with the general meeting’s authorization of May 12, 2005. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,110,406 shares and €44.03 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will be exercisable from March 2010 and will expire in March 2014. As of December 31, 2008, 1,300 options had been exercised in advance due to the death of a beneficiary, in accordance with French law.

Back to Contents

During its meeting of March 29, 2007, following the recommendations of the nominations and compensation committee, the board of directors defined our company’s policy on incentive programs for senior executives and executives of our Group and decided that for certain categories of beneficiaries, this policy could combine the award of stock options and free shares. During its meeting of July 17, 2007, our board of Directors decided that stock options would be reserved for senior executives and that the free shares would be awarded to a large group of executives and “outstanding” employees, without combination of the two policies. In addition, in accordance with new provisions of the French Commercial Code resulting from the law of December 30, 2006 for the development of employee shareholding, our board of directors set, as of the same date, the rules applicable to the chairman and chief executive officer’s obligation to retain all or part of his shares in registered form, which are held as a result of the exercise of options, until the end of the term of his office.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 11, 2006 relating to the issuance of undiscounted share subscription and purchase options representing up to 1% of the share capital, our board of directors decided on July 17, 2007 to implement a stock option plan (plan No. 7) pursuant to which 557 of our employees received options to subscribe to a total of 2,490,400 newly-issued shares of our company, corresponding to approximately 0.60% of share capital on the day the plan was authorized. The exercise price of the options has been set at €57.05 per share, which reflects the average opening prices of our shares in the 20 days preceding our board of directors’ decision. Options granted pursuant to this plan will be exercisable from July 2011 and will expire in July 2015.

Pursuant to the board’s decision, 2,490,400 share subscription options were awarded to 557 beneficiaries, including 330,000 options awarded to the members of the executive committee and 2,160,400 to the group’s senior executives and other executives.

On July 17, 2007, our board of directors also decided that the plan would include an award to American residents of “stock appreciation rights” (SARs), which are the financial equivalents of share subscription options and replicate the exercise and performance terms of such options. These SARs are valid for six years (compared with eight years for options) and may be exercised at the end of four years. The exercise price of the SAR was set at € 57.20, which reflects the opening price of our shares on the date of our board of directors’ decision. The acquisition period is identical to that of the options, that is, 4 years following the award decision. Pursuant to our board of directors’ decision, 205,200 stock appreciation rights were awarded to 181 beneficiaries, including 113,800 SARs awarded to the group’s senior executives and other executives and 91,400 to “outstanding” employees.

The acquisition of options and SARS awarded to the executive committee, as well as to senior and other executives was subject to a minimum growth of the net earnings per share (NEPS) between December 31, 2006 and December 31, 2008 according to the following rate:

	NEPS< 10%	NEPS >10 et <25%	NEPS ≥ 25%
Executive committee and senior executives Percentage of award	0%	Between 1% and 99% proportional to net earnings	100%
Other executives Percentage of award	50%	Between 51% and 99% proportional to net earnings	100%

As the performance criteria were not reached, the members of the executive committee and the senior executives lost 100% of their rights, i.e. 1,082,500 options and 29,500 SAR. The other executives lost 50% of their rights, which represent 660,150 options and 42,150 SAR.

As for the performance conditions that are applied to free shares, the SAR awarded to outstanding employees were to vest in the event that the growth of the net earnings per share at December 31, 2008, compared to December 31, 2006, was equal to or higher than 10%. As these performance criteria were not met, the outstanding employees lost all of their rights, which represented 91,400 SAR.

On March 25, 2008 our board of directors decided to continue the 2007 company policy of awarding stock options to executives and free shares to “outstanding” employees.

Back to Contents

2008 fiscal year and 2009 general meeting

The combined ordinary and extraordinary shareholders’ meeting of May 7, 2008 granted our board of directors authorization for 26 months, to award our employees and corporate officers (and those of our affiliates), undiscounted share subscription or purchase options, up to 1% of the share capital on the date of the award decision.

The board of directors held on March 25, 2008, decided that, in the event of an award in 2008, the definitive vesting of the options would be contingent on minimum growth in our net earnings of 20% over two years (2008-2009). This performance condition would have been applicable to beneficiaries for the sole portion of the options awarded that exceeded the threshold of 10,000.

Finally, the authorization granted by the general shareholders’ meeting of May 7, 2008, which is valid until July 7, 2010, was not used during the 2008 fiscal year. Therefore, a proposal will not be made to the general meeting of May 7, 2009 to vote on a new resolution to authorize our board of directors to award share subscription or purchase options.

Our board of directors meeting on March 24, 2009 confirmed the previous year’s policy and decided that, should stock options be awarded in 2009, the final vesting of these options for members of our executive committee and our senior executives will be subject to performance conditions in line with the 2009 objectives announced by us. Such conditions would depend on the generation of a positive free cash flow after payment of the 2009 dividend and the evolution of our listed share price. The exercise price would be fixed at a minimum of €22.50.

In accordance with the AFEP-MEDEF Code, the board of directors also decided that any stock options award to the chairman and chief executive officer will be limited to a maximum of 50% of its total compensation and 5% of the authorization given by the shareholders’ meeting for the issuance of stock options.

 As of December 31, 2008, a total of 22,944,535 share subscription options had been granted (plans no. 2 to 7), giving the right to subscribe to 12,488,527 of our shares, after adjustments and exercises. Of this total, a total of 7,995,812 options were exercisable (plans no. 2 to 5).

Grant of Free Shares

During its meeting of March 29, 2007, following the recommendations of our nominations and compensation committee, our board of directors defined our policy concerning incentive plans for senior executives and executives of our Group and decided that certain categories of beneficiaries, excluding members of our executive committee and the main senior executives of our Group, could receive a combined award of stock options and free shares, with the acquisition of free shares subject in certain cases to performance criteria. During its meeting of July 17, 2007, our board of directors decided that free shares would be awarded to a large group of executives and “outstanding” employees, without combining the stock options and free share award policies.

On July 17, 2007, upon the recommendation of the nominations and compensation committee, our board of directors decided to implement a free share award plan and to allocate a total of 333,700 shares representing 0.07% of our share capital on the date of its decision. In accordance with the decision of our board of directors, the shares were awarded to 2,232 beneficiaries (executives and “outstanding” employees) in 18 countries, including France. This category includes executive and non-executive employees who have achieved remarkable individual or collective results.

The vesting period for such shares depends on the tax regime applicable. In general, the vesting period is set at two years for French residents (that is, until July 18, 2009), followed by a lock-up period of two years (until July 18, 2011), while residents of countries other than France are subject to a vesting period of four years (until July 18, 2011), not followed by a lock-up period.

Free shares awarded to “outstanding” employees were subject to the following performance terms: they would have been permanently acquired in the event of an increase of net earnings per share at December 31, 2008 equal to or greater than 10% more than that at December 31, 2006. As these performance conditions were not met, the beneficiaries of free shares lost all their rights.

The authorization of our general shareholders’ meeting of May 10, 2007 (limited to 0.5% of our share capital), which is in effect until July 10, 2009, led to the grant in 2007 of 0.07% of our share capital on the day of the decision of our board of directors and was not used during the 2008 fiscal year. As a result, no new resolution was proposed at our general shareholders’ meeting held on May 7, 2008, and no new resolution will be put to the vote of our general shareholders’ meeting of May 7, 2009.

Back to Contents

Our board of directors meeting of March 24, 2009 decided to give priority to stock option awards in 2009.

Employee profit-sharing

Optional and mandatory profit-sharing contracts

Given the nature of our business, we are unable to allocate funds to the mandatory profit-sharing reserve provided for by law, and therefore have not entered into any related profit-sharing contracts. However, an optional profit-sharing plan applies to all our employees, which aims at aligning employees’ interests with the results of the Group in terms of achieving specific growth objectives over a three-year period.

In general, we favor expanding optional profit-sharing plans in order for employees to have a vested interest in the progress made by the specific division to which they are assigned, on the basis of criteria that are specifically adapted to the business concerned.

Company savings plans and employee share ownership policy

Since 2002, our employees have had the possibility of investing in various instruments of our “Sequoia” savings plan (GSP), including diversified funds and funds invested in our shares.

After a first capital increase reserved exclusively for French employees, we decided in 2004 to offer our foreign employees the possibility of acquiring shares in the company during reserved capital increases. The plan was progressively extended at the international level (it now covers 27 countries, including France, and 29 countries, all mechanisms combined), the ultimate goal being for employees to hold 5% of our capital.

We offer two employee shareholder plans: a “classic” plan, in which the employee is exposed to changes in listed share prices, and a “secured” plan, which protects employees from a fall in the price of shares while giving them the possibility of benefiting from a portion of the increase, if the price rises.

Depending on the local particularities, the shares in these two plans were subscribed either directly or through FCPEs (corporate mutual fund). Additional, specific plans were put in place in the United Kingdom (Share Incentive Plan) and in China (synthetic formula that replicates the economic conditions of the “secured” shareholder plan) in order to comply with certain constraints, such as tax and exchange rate regulations.

The most recent transaction, in 2007, resulted in the issuance of 3,061,675 new shares representing a share capital increase of 0.65%. In addition, 188,771 new shares (representing 0.04% of the capital) were issued following a capital increase reserved for Sequoia Souscription International – SAR, a subsidiary of Calyon, as part of the establishment of a structured offer to employees in countries where traditional employee shareholder plans are not available. These two capital increases were recorded on December 12, 2007.

In 2008, in a context of uncertainty and lack of visibility with regard to future stock market trends, we decided to defer the launch of the capital increased reserved for employees that was due to take place before the end of 2008. The process will resume as soon as we have seen that the markets are stable again.

As a result of the capital increases in 2002, 2004, 2005, 2006 and 2007, approximately 57,000 of our employees now hold our shares and 1.6% of our capital.

In total, approximately 76,000 employees have opened an account in the Veolia Environnement Group Savings Plan, i.e. more than one in three employees in countries where this plan is available.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the ownership of our shares and voting rights at December 31, 2008, except as indicated in the notes to the table:

Shareholder	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations(1)	47,273,114	10.00%	47,273,114	10.33%
Groupama(2)	26,221,588	5.55%	26,221,588	5.73%
Capital Research Global Investors(3)	23,811,838	5.04%	23,811,838	5.20%
EDF(4)	18,287,428	3.87%	18,287,428	4.00%
Veolia Environnement(5)	14,980,034	3.17%	0	0%
Public and other investors	341,962,446	72.37%	341,962,446	74.74%
Total	472,536,448	100%	457,556,414	100%

(1) According to our company’s shareholder analysis of December 31, 2008. To our company’s knowledge, Caisse des Dépôts et Consignations’ most recent filing with the AMF occurred on December 19, 2006 (Décision et Information AMF no. 206C2344 dated December 22, 2006). The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over our company.

(2) According to our company’s shareholder analysis of December 31, 2008. To our company’s knowledge, Groupama’s most recent filing with the AMF occurred on December 30, 2004 (Décision et Information AMF n°205C0030 dated January 7, 2005).

(3) An investment division of asset management corporation Capital Research and Management Company, acting on behalf of its clients (American mutual funds). Based on Capital Research and Management Company’s most recent filing with the AMF on February 12, 2009 (Décision et Information AMF no. 209C0263 dated February 13, 2009). According to our company’s shareholder analysis as of December 31, 2008, companies affiliated with Capital Research and Management Company together hold a total of 43,690,699 shares representing 9.25% of our share capital and 9.55% of our voting rights.

(4) According to our company’s shareholder register (actionnaires nominatifs) as of December 31, 2008, which is maintained by Société Générale on our company’s behalf. To our company’s knowledge, EDF’s most recent filing with the AMF occurred on December 22, 2002 (Euronext avis n°2002-4424 dated December 31, 2002). EDF declared that it held 16,155,492 Veolia Environnement shares as of that date. EDF further declared that it would hold the shares as a financial investment and that it did not seek to influence our company’s management, and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(5) As set forth in our company’s monthly filing with the AMF reporting transactions it has effected with respect to its own shares, filed with the AMF on January 7, 2009.

As of December 31, 2008, non-French investors held approximately 56.2% of our company’s shares and French investors the remaining 43.8%.

We estimate that, as of December 31, 2008, approximately 129.5 million of our shares (representing approximately 27.4% of our share capital) were held by holders in the United States. As of December 31, 2008, 23,233,770 of our shares (representing approximately 4.9% of our share capital) were held in the form of ADRs by 143 registered ADR holders (including The Depository Trust Company). We estimate that, as of March 31, 2009, there were approximately 51,767 beneficial holders of our shares in the United States.

To our knowledge, there are no shareholders’ or other agreements relating to our shares other than as described above and there is no arrangement the execution of which may at a subsequent date result in a change of control of our company.

The major shareholders of our company do not enjoy different voting rights from those of the other shareholders.

Back to Contents

RELATED PARTY TRANSACTIONS

Other than as disclosed below, we have no “related-party transactions” within the meaning of Item 7B of Form 20-F.

We acquired Bartin Recycling in 2008, in which the Lazard Group investment fund held a share capital interest of 36% and Mr. Georges Ralli, manager of Lazard and a member of our board of directors, held a share capital interest in a personal capacity of 0.35%. The transaction was completed at market price.

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

Litigation

We are involved from time to time in various legal proceedings in the ordinary course of our business. The most significant litigation involving our company or its subsidiaries is described below. Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving our company or its subsidiaries that either had or was likely to have during the past twelve months a material adverse effect on the results of operations or financial condition of our company or the group.

As of December 31, 2008, the aggregate amount of our provisions for litigation was €416.4 million including all types of litigation (that is, tax, employee-related and other litigation). The aggregate amount of reserves accrued by our group in respect of all litigation in which we or our subsidiaries are involved (see Note 17 to our consolidated financial statements included in Item 18 of this annual report), includes a large number of claims and proceedings that, individually, are not material to our businesses. The largest individual reserve accrued in our financial statements as of December 31, 2008 relating to litigation amounted to approximately €14.5 million.

Veolia Eau – Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market. On July 11, 2002, the Council rejected the allegations of anticompetitive collusion (entente anticoncurrentielle) among these water services companies, refusing both to impose monetary sanctions or issue an injunction against these companies. However, the Council found that the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of the Economy, Finance and Industry to take all necessary measures to modify or terminate this pooling arrangement. Compagnie Générale des Eaux challenged this finding, initially before the Paris Court of Appeals, which confirmed the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, overturned the Paris Court of Appeals’ decision, holding that only administrative authorities had jurisdiction over the matter. Accordingly, Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat, which held that the complaint was inadmissible (decision of November 7, 2005), since the Council’s decision was only a preparatory act for the decision of the French Ministry of Economy, Finance and Industry. In connection with the investigation by the Minister of Economy of the measures to be implemented pursuant to the Council’s decision, the relevant companies were asked to reach a mutually satisfactory solution. Compagnie Générale des Eaux signed an agreement on December 19, 2008 with Lyonnaise des Eaux France (Suez Group) for the unwinding of the joint ventures within twelve months, subject to monitoring by the relevant European competition authorities.

AES

On February 15, 2006, the company Aquatraitements Energies Services (“AES”) brought a complaint before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Eau’s subsidiaries (Veolia Water and Seureca Overseas). AES is seeking €150 million in damages from Veolia Water and Seureca Overseas, based on the claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, Veolia Water and Seureca Overseas had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the contract won by either Veolia Water or Seureca Overseas as a result of AES’ assistance. In December 2004, Veolia Water and Seureca Overseas terminated these contracts following their discovery of actions taken by the managers of AES that they considered to be fraudulent (dolosives), and that would have affected their ability to consent to the contracts at the time of signing. Veolia Water and Seureca Overseas submitted their defense seeking the rejection of all of AES’s claims before the Commercial Court on June 28, 2006. After several months of silence, AES filed its brief in response before the Commercial Court in which, in light of the arguments developed by Veolia Water and Seureca Overseas in their brief of June 28, 2006, AES reduced its damages claim to €15 million. Veolia Water and Seureca Overseas filed another brief in response before the Commercial Court on September 5, 2007, to which AES responded on February 20, 2008 reconfirming its claim. Veolia Water and Seureca Overseas filed a brief in response on May 14, 2008, putting forward the same arguments for rejecting AES’s claims and making the same counterclaims. At the four previous procedural hearings (on September 17, 2008, November 26, 2008, January 27, 2009 and February 24, 2009), AES stated its intention to respond to the Veolia Water and Seureca Overseas briefs of May 14, 2008, but has yet to produce any evidence or written arguments. On April 7, 2009, AES finally submitted briefs responding to Veolia Water and Seureca Overseas’ briefs and amended its damages claim (€15 million) with a new claim for an amount between €25 million and €50 million, representing the commissions it alleges it is owed in connection with transactions effected by our Group in the region. The proceedings will resume on May 19, 2009 for the designation of a panel and possible setting of a date for arguments on the merits. No judgment is expected until the fall of 2009. We are contesting both the legal foundations of and the economic rationale for AES’s claims and believe that this matter will not have a significant impact on our condition or results of operation.

Back to Contents

Sade

In April 2000, Sade, a subsidiary of Veolia Eau, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements among these companies in respect of 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs). These companies, including Sade, filed their responses to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny. The companies filed responses to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints. In response to a report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint on the merits as well as based on irregularities in the complaint procedure that undermined its right to a proper defense, as well as the lack of proof of Sade’s alleged anti-competitive behavior in certain markets. On March 21, 2006, the Council retained complaints against Sade in respect of two markets, and imposed a fine of €5.4 million relating to this matter. Sade has accrued a reserve in its accounts to cover this litigation, and appealed this decision before the Paris Court of Appeals on June 16, 2006. The Court of Appeals held hearings on March 26 and 27, 2008. On June 24, 2008, the court ruled that there were no grounds for sanctioning Sade. The €5.4 million fine was reimbursed to Sade by the French State on July 29, 2008. As of the date hereof, Sade has not been included in proceedings filed by various companies before the French Supreme Court (Cour de cassation) appealing the June 24, 2008 decision.

WASCO and Aqua Alliance Inc.

Several present and former indirect subsidiaries of Veolia Eau in the United States17 are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries remain liable and at times must manage the outcomes of such claims. In addition, the acquirors of Veolia Eau’s former subsidiaries in certain instances benefit from guarantees given by Veolia Eau or by Veolia Environnement in respect of such lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s present or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s present or former subsidiaries, which are accused of having contributed to the injuries. Reserves have been accrued by Veolia Eau’s current subsidiaries for their estimated liability in these cases based on, among other things, the nexus between the injuries claimed and the products manufactured or sold by Veolia Eau’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are accrued at the time such liabilities become probable and reasonably estimable, and do not include reserves for possible liabilities in respect of unasserted claims.

A number of such claims have been resolved to date either through settlement or dismissal. To date, none of the claims has been tried to a verdict.

During the five-year period ended December 31, 2008, our company’s average annual costs relating to these claims, including amounts paid to plaintiffs and legal fees, have been approximately US$2.1 million, after reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, we currently have no reason to believe that any material increase is likely to occur, nor do we expect these claims to have a material adverse effect on our business, financial condition or results of operations.

17 Subsidiaries of the Aqua Alliance group, or of WASCO (formerly named Water Applications & Systems Corporation and United States Filter Corporation), the leading company of the former U.S. Filter group, the major businesses of which were sold to various acquirors in 2003 and 2004.

Back to Contents

Veolia Water North America Operating Services

Atlanta

In 2002, Veolia Water North America Operating Services (“VWNAOS”), a subsidiary of our company, entered into a ten-year contract with the city of Atlanta, representing annual revenues of US$10 million. This contract involves the operation of various slurry and effluent treatment plants for the city, the maintenance and renovation of equipment and the design and planning of a construction program for plant renovation. On June 19, 2006, VWNAOS brought an action against the city of Atlanta before the United States District Court, alleging the city’s failure to respect its investment obligations, reimburse additional costs of operation and pay bills issued in consideration for services provided. VWNAOS estimates its damages to be at least US$25 million, excluding damages resulting from further adjustments which may arise over the course of the procedure. On July 10, 2006, the city of Atlanta unilaterally cancelled the contract and, in turn, brought an action against VWNAOS, alleging VWNAOS’ failure to fulfill certain of its obligations during the execution of the contract. The city is seeking indemnities of approximately US$35 million against VWNAOS and has also brought an action against Veolia Environnement directly in its capacity as VWNAOS’s guarantor under the contract. In connection with this dispute, the city has drawn on the US$9.5 million letter of credit issued to VWNAOS at the start of the contract. Following pre-trial discovery and motions by both sides seeking summary judgment, on December 8, 2008, the court ruled in favor of the city of Atlanta. The two parties have asked for a rehearing but no hearing date has been set. We dispute the city’s claims and intend to defend ourselves vigorously. At this point in the procedure, we believe that this matter will not have a significant impact on our financial situation.

Indianapolis

In April 2008, two of our subsidiaries, Veolia Water North America Operating Services and Veolia Water Indianapolis (VWI), were named as defendants in two putative class action lawsuits filed in Indiana state courts, which have since been consolidated, in which the plaintiffs have alleged that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local water authority and state consumer protection law. The plaintiffs have claimed that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overcharges that, while later credited to the customers, deprived the customers of their money for a period of time. They have also claimed that the methodology used to estimate water usage was flawed and not approved under relevant regulations. The plaintiffs are seeking to certify a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with its contract and relevant laws and regulations, and that the claims of the plaintiffs are without merit. It intends to defend its interests vigorously. On January 13, 2009, the court granted without prejudice a motion to dismiss filed by Veolia Water North America Operating Services and VWI. On January 23, 2009, the plaintiffs filed an amended complaint against Veolia Water North America Operating Services and VWI, and also named the water authority of the city of Indianapolis as defendant. We believe that these lawsuits will not materially and adversely affect our financial position or results.

Veolia Transport

In 1998, the DGCCRF (a French administrative body with competition oversight) conducted an inspection and performed seizures on the premises of our transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, with the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council notified Veolia Transport of two grievances that suggested collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services between 1994 and 1999. In September 2004, the French Competition Council notified Veolia Transport of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transport to pay a fine of approximately €5 million. Veolia Transport paid this fine and filed an appeal, which the Paris Court of Appeals rejected on February 7, 2006. On March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court approved certain arguments advanced by Veolia Transport and, in its decision dated October 9, 2007, overturned the decision of the Court of Appeals of Paris and resubmitted the claim to the same court. Because this decision has not yet been served to the parties, Veolia Transport has two years from the date of the decision (until the end of October 2009) to file an appeal.

Back to Contents

Connex Railroad

On September 12, 2008, a suburban train operated by Connex Railroad LLC, a Veolia Transport subsidiary, on behalf of the Southern California Regional Rail Authority (the “SCRRA”), collided with a Union Pacific freight train in Chatsworth, California. This accident resulted in 25 fatalities and a significant number of injuries. The National Transportation Safety Board (the “NTSB”) and related California agencies are undertaking an investigation into the circumstances surrounding this accident. Connex Railroad is cooperating fully with this investigation, which is continuing. In addition to investigating the causes of this accident, Connex Railroad continues to work with the SCRRA and investigatory agencies to find ways to make rail transportation safer. A number of civil lawsuits relating to the accident, seeking unspecified amounts of damages, have been filed in state and federal courts in California against several parties, including Connex Railroad and other Group companies. A U.S. statute limits the total amount of damages that may be awarded to railroad passengers for injury, death, and property damage against passenger rail operators arising from a single accident to U.S.$200 million. Given the early stage of these proceedings and the ongoing NTSB investigation, the Group is currently unable to determine whether the financial consequences of this accident could materially and adversely affect its financial condition or results of operations.

Société Nationale Maritime Corse Méditerranée (SNCM)

On September 19, 2006, Compagnie Méridionale de Navigation (CMN) and Corsica Ferries filed a complaint before the Competition Council alleging anti-competitive practices by SNCM (a subsidiary of Veolia Transport), the Corsican Regional Authority (Collectivité Territoriale Corse) and the Corsican Transportation Bureau (l’Office des Transports Corse), allegedly intended to restrict or eliminate competition during the call for tenders for the Marseille-Corsica public transport delegation contract. In December 2006, the Competition Council held that the cartel claim against the Corsican Regional Authority, the Corsican Transportation Bureau and SNCM was inadmissible, and rejected claims regarding the excessive subsidies and crossed subsidies raised by Corsica Ferries. On the other hand, the Competition Council found that the global and indivisible offer of the SNCM was likely to constitute an abuse of dominant position. Although it relates to a call for tenders which was cancelled by a decision of the Conseil d’Etat in December 2006, the Competition Council investigated the case and a hearing was held on December 9, 2008. In a decision dated February 27, 2009, the Competition Council ruled against SNCM and levied a fine of €300,000 for abuse of dominant position. SNCM has appealed this decision.

Before the Competition Council, Corsica Ferries also contended that the CMN / SNCM grouping formed an anti-competitive cartel based on an unlawful pooling arrangement, that the grouping formed an abuse of a dominant position and that the size of the subsidy requested by the grouping in its tender suggested the existence of cross-subsidies and constituted an abuse of a dominant position. The Competition Council dismissed Corsica Ferries’ claims concerning the grouping and pooling arrangements on April 6, 2007. Proceedings with respect to the claim of excessive subsidy are underway, but the Competition Council has not yet made a formal complaint.

The initial bid process was delayed by administrative court proceedings, ending in a decision by the Conseil d’Etat in December 2006. Following this decision, the Corsican Regional Authority launched a second bid process. Following a new complaint of Corsica Ferries with respect to this second bid process, its request for the cancellation of the decision awarding the contract to the CMN / SNCM group for the 2007 to 2013 period was dismissed by a decision of the administrative court of Bastia on January 24, 2008. Corsica Ferry has appealed this decision.

Finally, the acquisition of the share capital of SNCM by Veolia Transport was conditioned upon the approval by the European Commission of the privatization conditions with respect to state aids. The French State was responsible for this process and filed its conclusions with the Commission on November 16, 2006 and April 27, 2007. The European Commission ruled on July 8, 2008 that the amounts paid by the French State in connection with the privatization process did not constitute state aids. Although the decision of the Commission has not been published as of the date hereof, Corsica Ferries and the STIM d’Orbigny (Stef Tfe group) have each appealed the decision before the European Court of First Instance (Tribunal de Première Instance des Communautés Européennes).

Back to Contents

Veolia Propreté

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 90% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a 99% subsidiary of Veolia Propreté, filed a claim with the administrative court of the Calabria region in Italy for the payment of subsidies corresponding to an adjusted amount of €26.9 million due under the concession agreement entered into on October 17, 2000 with such region. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. In addition, on May 16, 2008, TEC filed a claim with an Italian arbitral tribunal against the Extraordinary Commissioner of Calabria for the reimbursement of €58.56 million corresponding to various additional operating fees and costs incurred since 2005 and claiming a breach of the price indexation provision included in the concession agreement. The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counter-claim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. We consider the Commissioner’s claims to be groundless and therefore have not accrued any provisions for this dispute.

In addition, VSAT has been suspected of manipulation of software that monitors carbon monoxide emissions in incineration facilities in Falascaia, Vercelli and Brindisi. In all three cases, VSAT filed a “John Doe” complaint in June 2008, August 2008, and February 2009, respectively, which are currently being investigated.

For all of these reasons, in early 2009 Veolia Propreté decided to undertake negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the indemnity clauses contained in the agreement under which VSAT was sold to Veolia Propreté in 2007.

As of the date hereof, we are not in a position to predict whether the outcome of these actions will have a significant impact on our financial condition or our results of operations.

Dividend Policy

Our company’s dividend policy is determined by our board of directors, which may consider a number of factors, including our financial performance and net income, as well as the dividends paid by other French and international companies in the same sector. We cannot guarantee the amount of dividends that may be paid in respect of any fiscal year.

Back to Contents

SIGNIFICANT CHANGES

The following information should be read in conjunction with our discussion of the evolution of our business, our financial condition, our results of operations and a comparison of our operating results and financial condition in preceding periods included in “Item 5. Operating and Financial Review and Prospects.” It contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Item 3. Key Information—Risk Factors.” Our results may differ materially from those anticipated in the forward-looking statements.

Since the date of our consolidated financial statements, we have pursued our strategic goals to increase organic growth, obtain new contracts and enter into new partnerships and alliances.

Veolia Propreté

In January 2009, the Châteauroux-Déols site of Bartin Aéro Recycling, a subsidiary of Veolia Propreté, obtained ISO 14001 certification. This site is the first European site able to provide comprehensive aircraft dismantling services in compliance with the commitments of the Environment and Sustainable Development Charter recently signed by the Chairman of GIFAS, the French Aerospace Industrial Group (Groupement des Industries Françaises Aéronautiques et Spatiales).

A new Waste-to-Energy plant in Antibes, France was officially inaugurated on March 23, 2009. Entirely renovated and modernized under a public-private partnership (PPP) between SIDOM (Household waste processing authority) and Veolia Propreté, this site offers a sustainable and environmentally-friendly solution forthe processing of household waste of some 260,000 inhabitants in 20 municipalities in the Alpes-Maritimes region. The operation of the new plant was awarded for a period of 20 years to a subsidiary of Veolia Propreté. The installations will generate low NOx emissions of only 80mg/Nm3, compared to a regulatory maximum of 200 mg/Nm3 and reduce dioxin emission levels to 50% of current regulatory requirements. The energy recovery process will convert the heat produced by waste incineration into electricity which will be used to operate the installations, with any surplus sold to Electricité de France (EDF).

On April 16, 2009, Veolia Propreté announced that its subsidiary Veolia Environmental Services (UK) had been named preferred bidder by the Merseyside Waste Disposal Authority (MWDA) for a 20-year waste management and recycling contract expected to begin in June 2009. The MWDA is a public entity representing five district councils in Merseyside located in northwest Britain and including the city of Liverpool. Veolia Propreté’s proposal focuses on sustainable waste management, including important investments in recycling infrastructure, particularly a new materials recovery facility. The proposal principally includes the construction and operation of a high-performance sorting facility in Gillmoss, Liverpool, with an annual capacity of 100,000 tons, the renovation and management of a network of 16 waste facilities, the improvement of the efficiency and output of the Bidston sorting facility and the operation of four existing transfer facilities used for waste collection.

Dalkia

At the end of 2008, Dalkia, on behalf of the Dalkia/Engelvin TP réseaux joint venture, was awarded the public service delegation contract for a heating network in Mende (Lozère). This contract, which represents total estimated revenue of approximately €41 million, is expected to be signed soon. Dalkia will build the sub-stations (60 in the long-term) and will operate the network during 24 years. The heating network will be powered by a local biomass source.

Veolia Transport

In January 2009, Veolia Transport, in a consortium with two Moroccan partners, won a bid for the delegated public service concession for the operation of a bus network in the surrounding regions of Rabat, Salé and Temara in Morocco, representing some 14 municipalities. This contract will take operating effect in August 2009 and will involve the renewal of the current vehicle pool and the integration of over 3,000 employees, certain of whom were employed by the former public authority operator. It represents a major increase of Veolia Transport’s footprint in North Africa.

CFTI, a wholly-owned subsidiary of Veolia Transport, finalized the acquisition of the Savoie Tourisme Group on January 6, 2009. This group has 132 employees and manages a pool of 75 vehicles. It operates regular bus and coach routes in the Rhône-Alpes region and regular international routes and provides school bus services.

In January 2009, Veolia Transport and RATP Développement announced the creation of a 50-50 joint venture in Asia, for an initial term of 20 years. The joint venture will seek to boost the growth potential in Asia of Veolia Transport and RATP Développement, and its initial targets will be China, South Korea and India. The goal of the two partners is for the joint venture to become a leader in urban transportation in Asia, with revenue of €500 million in 2013.

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

Trading on the Euronext Paris market

Securities admitted to trading on the Euronext Paris market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Euronext Paris market in one of two categories (continuous (“continu”) or fixing), depending on whether they belong to certain indices or compartments and/or on their trading volume. Our shares trade in the category known as continu, which includes the most actively traded securities. Shares are traded on each trading day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a share belonging to the continu category after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the closing auction price plus or minus 1%.

In December 2008, Euronext Paris started implementing a new trading platform. This will result in the replacement of the current Euronext Paris platform, the Nouveau Système de Cotation (NSC) platform, with a new platform called the Universal Trading Platform (UTP). Products such as our shares migrated to the new platform in February 2009. Until completion of such migration, trading in our shares was subject to the NSC trading rules. Thereafter, UTP trading rules apply.

Under the NSC trading manual, Euronext Paris may temporarily interrupt trading in a security admitted to trading on the Euronext Paris market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to shares belonging to the continu category, once trading has commenced, volatility interruptions for a reservation period of 2 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 5% from a reference price (e.g., opening auction price) or by more than 2% (with respect to CAC 40 issuers like our company) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on the Euronext Paris market in certain circumstances including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Under the UTP trading manual, for securities belonging to the continu category, an order which breaches volatility thresholds no longer triggers the interruption of the trading of the security. Instead, until confirmed by the ordering member, such order is automatically rejected by Euronext Paris. If confirmed, the order is executed. In addition, Euronext Paris still remains entitled to suspend trading of a security belonging to the continu category in case of repeated volatility threshold breaches.

Trades of securities admitted to trading on the Euronext Paris market are settled on a cash basis on the third day following the trade. For certain securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés — OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

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

Prior to any transfer on the Euronext Paris market of securities listed there and held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered central security depositary. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Euronext Paris market are cleared through LCH.Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the accredited intermediary or other agent involved in the transaction.

Trading by Veolia Environnement in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in “Item 10. Additional Information — Memorandum and Articles of Association — Trading in Our Own Shares.”

Trading History

Trading On Euronext Paris

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) and the trading volume (in shares) of our shares on the Euronext Paris market.

	High	Low	Trading Volume
	————	————	————
2009
First Quarter	23.09	15.00	153,007,114
March	17.90	15.00	52,282,100
February	19.22	15.08	43,795,105
January	23.09	15.34	56,929,909
2008
Fourth Quarter	29.86	16.55	204,040,593
December	22.48	17.11	40,369,311
November	20.98	17.36	57,657,493
October	29.86	16.55	106,013,789
Third Quarter	37.94	28.00	153,059,989
Second Quarter	47.90	34.70	184,364.200
First Quarter	63.89	42.00	183,500,344
2007
Fourth Quarter	66.25	59.19	114,698,053
Third Quarter	60.96	50.62	141,437,296
Second Quarter	63.09	55.30	135,372,389
First Quarter	57.10	50.60	99,535,891
2006
Fourth Quarter	58.40	46.12	97,560,487
Third Quarter	48.69	42.71	119,763,237
Second Quarter	49.45	36.49	150,220,240
First Quarter	46.40	37.82	97,080,563
2005
Fourth Quarter	39.14	33.80	98,720,710
Third Quarter	35.40	29.56	102,226,960
Second Quarter	31.82	27.17	110,251,403
First Quarter	28.42	25.21	122,493,492
2004
Fourth Quarter	26.63	23.11	107,660,963
Third Quarter	23.54	21.02	83,118,617
Second Quarter	23.69	21.06	94,359,760
First Quarter	24.56	21.30	96,749,828
Source: Euronext Paris

Back to Contents

Trading On The New York Stock Exchange

The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) and the trading volume (in ADSs) of our ADSs on the New York Stock Exchange.

	High	Low	Trading Volume(1)
	————	————	————
2009
First Quarter	31.83	19.14	12,239,309
March	24.12	19.46	4,493,706
February	25.08	19.14	3,041,336
January	31.83	20.68	4,704,267
2008
Fourth Quarter	41.50	20.83	16,805,689
December	31.78	21.57	5,674,953
November	27.44	21.75	4,427,471
October	41.50	20.83	6,703,265
Third Quarter	56.09	39.10	10,256,268
Second Quarter	74.08	54.16	12,758,488
First Quarter	94.42	64.85	12,454,400
2007
Fourth Quarter	96.61	84.25	5,382,300
Third Quarter	86.64	67.11	6,771,700
Second Quarter	86.14	74.88	4,336,700
First Quarter	74.91	67.00	4,014,770
2006
Fourth Quarter	75.87	58.00	3,134,600
Third Quarter	61.61	48.80	4,751,000
Second Quarter	62.70	46.14	4,357,400
First Quarter	56.40	46.15	2,069,500
2005
Fourth Quarter	46.43	40.70	982,900
Third Quarter	43.45	35.75	729,500
Second Quarter	39.65	35.24	1,340,600
First Quarter	36.46	33.07	682,700
2004
Fourth Quarter	36.45	28.95	584,100
Third Quarter	29.07	25.65	219,500
Second Quarter	28.77	25.05	559,400
First Quarter	31.25	26.79	873,900

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

Directors

Our statuts provide that each of our directors must own at least 750 of our shares in registered form. The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office. Our statuts provide that the Board members stand up for reelection on a rolling basis for a maximum term of six years. It is proposed to the Shareholder’s Meeting of May 7, 2009 to bring the maximum term down to four years. See “Item 6. Directors, Senior Management and Employees—Board of Directors—Composition and Appointment.”

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

Fees and other compensation paid to our directors are determined by the general shareholders’ meetings. The board of directors may allocate the total sum authorized by the general shareholders’ meeting among its members at its discretion by a simple majority vote. See “Item 6. Directors, Senior Management and Employees—Board of Directors.” In addition, the board of directors may allocate exceptional compensation to directors on a case-by-case basis for specific assignments.

Under our statuts, after each annual shareholders’ meeting, the number of directors aged 70 or older may not exceed one-third of the total number of directors.

Back to Contents

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

Limitation on Exercise of Rights

Our statuts and French law provide that any time it is necessary to own several shares in order to exercise a specific right or to meet the requirements of a transaction affecting our share capital or equity, a shareholder that holds a number of our shares that is lower than the required number may only exercise this right or participate in this transaction if it obtains the required number of shares.

Amendments to Rights of Holders

Under French law, a two-thirds majority vote at the extraordinary shareholders’ meeting is required to change our statuts, which set out the rights attaching to our shares except for capital increases through incorporation of reserves, profits or share premium, or through the issuance of free share warrants in the event of a public offering on our shares (article L. 233-32 of the French Commercial Code).

Rights of a given class of shareholders can be amended only by action of an extraordinary general meeting of the class of shareholders affected. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The quorum requirements for a special meeting are one third of the voting shares, or one fifth upon resumption of an adjourned meeting. There is only one class of share of our company.

Back to Contents

Ordinary and Extraordinary Meetings

Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

•

approving our company’s consolidated and unconsolidated annual financial statements;

•

electing, replacing and removing members of the board of directors;

•

appointing statutory auditors;

•

declaring dividends or authorizing dividends to be paid in shares; and

•

approving our share repurchase programs.

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

Back to Contents

Notice of Shareholders’ Meetings

We must announce general meetings at least 35 days in advance (or 15 days in case of a public offer for our shares) by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice (“avis de réunion”) must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders and a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail. The notice must contain a statement informing the shareholders that they may propose additional resolutions to the board of directors either (i) twenty-five days before the date of the meeting, or (ii) within twenty days of the publication of the notice (or 5 days in case of a public offer for our shares) when such notice was published more than 45 days before the date of the shareholders’ meeting.

We must send a final notice (“avis de convocation”) containing the agenda and other information about the meeting at least 15 days (or six days in case of a public offer for our shares) prior to the meeting or at least six days (or four days in case of a public offer for our shares) prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the AMF.

In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the board of directors regardless of whether this action was on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors after the publication of the preliminary notice in the BALO as described above by:

•

the works council;

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

Attendance and Voting at Shareholders’ Meetings

Each share confers on the shareholder the right to cast one vote. Shareholders may attend ordinary meetings and extraordinary meetings and exercise their voting rights subject to French law and the conditions specified in our statuts. In particular, a holder must have accurately disclosed any substantial interest in our company (as described under “— Anti-Takeover Provisions — Disclosure of Substantial Shareholdings” and “— Anti-Takeover Effects of Applicable Law and Regulations”) and the holder’s shares must be fully paid up. In addition, a shareholder is not permitted to vote on specific resolutions that would confer a particular benefit on that shareholder. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

Access to the meeting is open to such shareholders, as well as to their proxies and registered intermediaries who have provided evidence of their entitlement to attend at midnight (Paris time) three business days before the date of the meeting, including a certification (attestation) that their shares are registered either in the shareholders’ register held by or on behalf of the company, or in a bearer share account held by an intermediary. Such certificate of participation issued by such authorized intermediary must be attached to the postal or proxy voting form or be part of an application for an admission card in the shareholder’s name or on behalf of the shareholder represented by the registered intermediary. A certificate is also issued to any shareholder who wishes to attend the meeting in person and has not received an admission card by the third business day prior to the meeting, at midnight, Paris time.

Proxies and Votes by Mail

In general, all shareholders who have properly recorded their shares, and/or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Back to Contents

Proxies will be sent to any shareholder on request received between the publication of final notice of meeting and three days before the general meeting. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote blank proxies in favor of all resolutions proposed by the board of directors and against all others.

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

If a quorum is not present at a meeting, the meeting is adjourned. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of the company during a takeover bid period. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months with the same quorum requirement. Any deliberation by the shareholders taking place without a quorum is void.

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

At the general shareholders’ meeting held on May 7, 2008, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time, except during a public tender offer, and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. This program allows us to repurchase or sell shares for the purpose of:

•

implementing stock option plans,

•

awarding or selling shares to employees in connection with a company savings plan established in accordance with applicable law,

•

awarding free shares to certain employees and officers,

•

delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner,

•

delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales, spin-offs or contributions,

•

enhancing the secondary market or liquidity in respect of our shares through an investment services provider, pursuant to a liquidity contract signed with such provider conforming to professional rules approved by the AMF,

•

canceling all or a portion of repurchased shares, and

•

any other purpose that is or will be authorized by French laws and regulation.

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

The maximum repurchase price under the program is €90 per share (or the corresponding amount in any other currency). The maximum purchase price applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 7, 2008, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting but providing for share repurchases to be carried out after the date of this meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1.5 billion under the program. Our board of directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers. The shareholders’ authorization for this program expires at the latest on November 7, 2009, which is 18 months after the date of the shareholders’ meeting that approved the program, unless our general shareholders’ meeting of May 7, 2009 authorizes a new share repurchase program.

The share repurchase program approved on May 7, 2008 replaced our previous share repurchase program approved at our general shareholders’ meeting of May 10, 2007. Share repurchases made pursuant to these programs are detailed in Item 16E below.

Back to Contents

A new share repurchase program will be proposed at the general shareholders’ meeting of May 7, 2009. If approved, it will authorize our company to implement a new share repurchase plan for the same purposes and subject to the same maximum percentage limits as those described above with respect to the program approved at the May 10, 2007 shareholders’ meeting. The maximum purchase price for shares under this resolution would be €50 per share (or the equivalent value at the same date in all other currencies), which maximum price shall only be applicable to acquisitions decided after the date of the general shareholders’ meeting of May 7, 2009 and not to transactions concluded before this meeting but providing for share acquisitions to be carried out after the date of this meeting. The total amount allocated to this share repurchase plan authorized may not exceed €1 billion. This authorization would replace any prior authorization granted to the board of directors to trade in our shares, effective from May 7, 2009 and if applicable for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen months from the date of the combined general shareholders’ meeting.

As of December 31, 2008, we held 14,980,034 shares, representing 3.17% of our share capital. The accounting value (not including provisions) of our total portfolio at that date was € 457,574,927, while the market value was € 332,556,755. None of our subsidiaries held any of our shares as at that date. We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions — Disclosure of Substantial Shareholdings

Our statuts currently provide that any person, acting alone or in concert with others, that fails to notify us within 15 days of its crossing, directly or indirectly, through acquisition or disposal of our shares, of a threshold of 1% or any multiple of 1% of our shares or voting rights can be deprived of voting rights for shares in excess of the unreported fraction for all shareholders’ meetings until the end of a two-year period from the date on which such person returns to compliance with the notification requirements, if it is so required by one or several shareholders holding at least 1% of our share capital or voting rights. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

Anti-Takeover Effects of Applicable Law and Regulations

In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, one third, 50%, two thirds, 90% and 95% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within 5 trading days of the date it crosses such thresholds, of the number of shares and voting rights it holds. The individual or entity must also notify the AMF within 5 trading days of the date it crosses these thresholds, which will make the information public. In the event the individual or entity is not domiciled in France, the financial intermediary that holds the shares on its behalf will be required to deliver these notices.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The AMF makes the notice public. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

Starting August 1, 2009, the requirements of the preceding paragraph will be expanded. They will apply to persons who acquire more than 15% or 25% of the outstanding shares or voting rights of a listed company, and file the report with the company and the AMF within a number of days of the date they cross the threshold as determined by law. The content of the report will be expanded and the duration of its validity shortened. In the report, the acquirer will have to specify if it acts alone or in concert with others and specify the means of financing of the acquisition, its intentions for the following 6-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question, the strategy it contemplates vis-à-vis the issuer and the way to implement it, any agreement of temporary transfer of shares or voting rights, and whether it seeks nomination to the Board of Directors. Upon any change of intention, it will have to file a new motivated report for the following 6-month period.

Back to Contents

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which such person complies with the notification requirements. In addition, any shareholder who fails to comply with the specific requirements described above (including the declaration of intentions) when acquiring more than the applicable legal threshold of the outstanding shares or voting rights of a listed company shall be deprived of voting rights for all the shares that exceed the relevant threshold for all shareholders’ meetings until the end of a two-year period following the date on which such person complies with the notification requirements.

To permit holders to give the required notice, we publish and send to the AMF on a monthly basis the total number of shares and voting rights composing their share capital, if such numbers have varied since the last publication.

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

EXCHANGE CONTROLS

The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 33 1/3% or more of our share capital or voting rights by non-residents of France is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as: the acquiring party’s intentions, the acquiring party’s ability to elect directors, or financial reliance by us on the acquiring party.

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

A 3% ad valorem registration duty (subject to a maximum of €5000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

Taxation of U.S. Investors

The description of the U.S. federal income tax consequences for U.S. holders of the purchase, ownership and disposition of our shares or ADSs set forth below is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), which entered into force on December 30, 1995 (as amended by any subsequent protocols). All of the foregoing is subject to change. Such changes could apply retroactively and could affect the consequences described below.

In particular, the United States and France signed a protocol on January 13, 2009, that, upon ratification, will make several changes to the Treaty, including changes to the “Limitation on Benefits” provision. The provisions of the protocol will be effective as soon as the ratification occurs in both jurisdictions, and with respect to withholding taxes will be effective for amounts paid or accrued on or after the first day of the year in which the protocol enters into force. U.S. holders are advised to consult their own tax advisors regarding the effect the protocol may have on their eligibility for Treaty benefits in light of their own particular circumstances.

For the purposes of this discussion, a U.S. holder is a holder that is a resident of the United States for purposes of the Treaty and is fully eligible for benefits under the Treaty. A holder will be entitled to Treaty benefits in respect of our shares or ADSs if he is:

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

Back to Contents

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

When the new protocol to the Treaty becomes effective, the Treaty will no longer specifically provide for any entitlement to a refund of the Tax Credit, and individual U.S. holders should not continue to benefit from such a refund.

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

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our company’s audited financial statements and relevant market and shareholder data, our company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2007 or 2008 taxable years. In addition, based on our company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our company does not anticipate becoming a PFIC for its 2009 taxable year. Accordingly, dividends paid by our company in 2009 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our company was a PFIC and such holder did not make an applicable election under U.S. tax laws.

Back to Contents

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

Copies of Form 5000 and Form 5001 can be downloaded from the French tax authorities’ website (www.impots.gouv.fr) and are also available from the Centre des Impôts des Non-Résidents in France (10 rue du Centre, 93160 Noisy-le-Grand).

Back to Contents

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

In general, for U.S. federal income tax purposes, a U.S. holder that sells, exchanges or otherwise disposes of its shares or ADSs will recognize capital gain or loss in an amount equal to the U.S. dollar difference between the amount realized for the shares or ADSs and the holder’s adjusted tax basis in the shares or ADSs (determined in U.S. dollars). Such gain or loss generally will be U.S.-source gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

French Estate and Gift Tax

Under the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

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

Back to Contents

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

Our company is a corporation organized under the laws of France. All of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors: to obtain jurisdiction over our company or our directors in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws; to enforce judgments obtained in such actions against us or our directors; to obtain judgments against us or our directors in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or to enforce against us or our directors in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2008, which is included under “Item 18. Financial Statements” on page F-2.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, two independent accounting firms audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2008, our independent auditors are Ernst & Young et Autres and KPMG SA, which was appointed statutory auditor in replacement of Salustro Reydel in 2007. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2008, we paid total fees of €18.2 million to KPMG and €21.1 million to Ernst & Young for the services described below. The fees set forth below paid to KPMG and Ernst & Young in 2007 and 2008 do not include fees charged to equity affiliates or proportionally consolidated entities.

Audit Fees

During 2008, we paid €14.2 million in fees to KPMG and €16.1 million to Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements. During 2007, we paid €13.9 million in fees to KPMG and €14.4 million to Ernst & Young in connection with such services.

Audit-Related Fees

During 2008, we paid €4.0 million in fees to KPMG and €5.0 million to Ernst & Young for services that are related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, certification services not required by regulation and acquisition-related audits. During 2007, we paid €6.0 million in fees to KPMG and €5.7 million to Ernst & Young in connection with such services.

Tax Fees

During 2007 and 2008, we did not pay any fees to KPMG or to Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2007 and 2008, we did not pay any fees to KPMG or to Ernst & Young for products and services other than the ones noted above.

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

Back to Contents

During 2008, no services were provided to our company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2008, the following purchases of our shares were made by our company:

Period	Total number of shares purchased	Average price paid per share (in euros)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may be allocated to the purchase of shares under the plans or programs (in euros)
01/01/2008 to 01/31/2008	0	n/a	0	1,500,000,000
02/01/2008 to 02/28/2008	0	n/a	0	1,500,000,000
03/01/2008 to 03/31/2008	0	n/a	0	1,500,000,000
04/01/2008 to 04/30/2008	0	n/a	0	1,500,000,000
05/01/2008 to 05/31/2008	0	n/a	0	1,500,000,000
06/01/2008 to 06/30/2008	125,661	35.0437	125,661	1,500,000,000
07/01/2008 to 07/31/2008	30,000	34.9655	30,000	1,495,596,373.61
08/01/2008 to 08/31/2008	0	n/a	0	1,494,547,408.61
09/01/2008 to 09/30/2008	0	n/a	0	1,494,547,408.61
10/01/2008 to 10/31/2008	0	n/a	0	1,494,547,408.61
11/01/2008 to 11/30/2008	0	n/a	0	1,494,547,408.61
12/01/2008 to 12/31/2008	0	n/a	0	1,494,547,408.61

At the general shareholders’ meeting held on May 7, 2008, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer our shares at any time, except during a public offer, as permitted under applicable laws and regulations, and by any means, on the market or over-the-counter, including through block trades, public offers to purchase, sell or exchange, or through the use of derivative financial instruments traded on a market or over-the-counter, or through the delivery of shares following the issuance by us of securities granting rights to our capital by means of conversion, exchange, redemption, exercise of warrants or in any other way, either directly or indirectly via the intermediary of an investment services provider. The share repurchase may be for an amount up to 10% of our share capital, provided that we may not hold more than 10% of our share capital at any time.

This authorization allows us to trade in our own securities with the following objectives: (i) implementing stock option plans, (ii) awarding free shares, (iii) awarding or selling shares to employees in respect of their association with the benefits of our expansion and the implementation of any company savings plan, (iv) delivering shares when rights are exercised that are attached to securities that grant access to the capital via redemption, conversion, exchange, presentation of a warrant or in any other manner, (v) delivering shares in connection with external growth transactions, mergers, spin-offs or contributions; (vi) stimulating the secondary market for or the liquidity of our shares through an investment services provider, within the scope of a liquidity contract that complies with the ethics charter recognized by the AMF, or, lastly, (vii) canceling all or part of the shares thus repurchased.

The maximum repurchase price under the program was set by shareholders at the May 7, 2008 meeting at €90 per share and the maximum amount that we may allocate to the share repurchase program was set at €1.5 billion. See “Item 10. Additional Information—Trading in Our Own Shares.”

The shareholders’ authorization for this 2007 share repurchase program is due to expire at the latest on November 7, 2009, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted at our general shareholders’ meeting of May 7, 2009.

Back to Contents

ITEM 16G. CORPORATE GOVERNANCE

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE’S LISTED COMPANY MANUAL

Set forth below is a brief summary of the principal ways in which our corporate governance practices differ from the New York Stock Exchange (NYSE) corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

Our company is incorporated under the laws of France and the principal trading market for our shares is Euronext Paris. Our ADSs are listed on the NYSE and trade in the form of American Depositary Receipts (ADRs), each of which represent one Veolia Environnement ordinary share.

Our corporate governance practices reflect applicable laws and regulations in France and conform to the provisions of the consolidated version of the AFEP-MEDEF Code of December 2008 (the “AFEP-MEDEF Code”), which is a code of recommended practices for governance and executive compensation that is widely used in France and which our company has decided to qualify as its “reference code” in accordance with French law. Our practices also reflect U.S. laws and regulations, including applicable provisions of the U.S. Sarbanes-Oxley Act (see “Item 6. Directors, Senior Management and Employees” for information regarding our current corporate governance structure, including the composition and responsibilities of our committees). Many of the corporate governance rules in the NYSE Listed Company Manual (the NYSE Manual) do not apply to us as a “foreign private issuer.” However, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. While our management believes that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Manual, there are certain important differences which are described below.

Our board of directors annually evaluates the independence of its members based on criteria set forth in its internal charter, which are based on the recommendations of the AFEP-MEDEF Code. We believe that these criteria for independence are generally consistent with those of the NYSE Manual (i.e., to qualify as “independent” under our charter, a director must not have any relations with our company, our subsidiaries or our management that could impair his objective judgment). However, the specific tests of “independence” may differ on certain points. For example, Mr. de Romanet de Beaune is independent under French standards but not under Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended because he is chief executive officer of Caisse des Dépôts et Consignations, which holds approximately 10% of our shares.

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

Back to Contents

Finally, as a foreign private issuer, our company is exempt from rules imposing certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADSs. In addition, our company is not required to file periodic reports and financial statements with the SEC as frequently or promptly as U.S. companies with securities registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information (although similar rules apply to us in France). As a result, there may be less publicly-available information concerning our company than for U.S. NYSE-listed companies. Finally, as a foreign private issuer, our chief executive officer and chief financial officer issue the certifications required by Sections 302 and 906 of the U.S. Sarbanes-Oxley Act on an annual basis (with the filing of our annual report on Form 20-F), rather than on a quarterly basis as would be the case of a U.S. domestic company filing quarterly reports on a Form 10-Q.

For more information regarding our corporate governance practices, you should also refer to our articles of association (statuts), which are filed as an exhibit to this annual report. See “Item 10. Additional Information.”

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

12.1

Certifications by Henri Proglio, Chairman and Chief Executive Officer, and Thomas Piquemal, Executive Vice President and Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certifications by Henri Proglio, Chairman and Chief Executive Officer, and Thomas Piquemal, Executive Vice President and Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Excerpt of report of the Chairman of the Board of Directors for 2008 as required by article L.225-37 of the French Commercial Code (free English translation).

15.2

Consent of Independent Registered Public Accounting Firms.

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2008

To the Board of Directors and Shareholders of Veolia Environnement

We have audited the accompanying consolidated balance sheets of Veolia Environnement and subsidiaries (the "Company") as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, cash-flows and recognized income and expenses for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008, 2007 and 2006, and the consolidated results of its operations and its consolidated cash-flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 16, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris La Défense and Neuilly-sur-Seine, April 16, 2009

KPMG AUDIT A division of KPMG SA		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Patrick Gounelle	Jean Bouquot

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2008

The Board of Directors and Shareholders of Veolia Environnement S.A.

We have audited the internal control over financial reporting as of December 31, 2008 of Veolia Environnement S.A. and subsidiaries (hereafter “Veolia Environnement S.A.”), based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (hereafter “the COSO criteria”). Veolia Environnement S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting as disclosed in item 15. Our responsibility is to express an opinion on the Veolia Environnement S.A.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Veolia Environnement S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Veolia Environnement S.A. as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, cash flows and recognized income and expenses for each of the years in the three-year period ended December 31, 2008, and our report dated April 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, April 16, 2009.

KPMG AUDIT A division of KPMG SA		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Patrick Gounelle	Jean Bouquot

Back to Contents

CONSOLIDATED FINANCIAL STATEMENTS OF VEOLIA ENVIRONNEMENT

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET - ASSETS	Notes	As of December 31,
(€ million)			2008		2007		2006
Goodwill	4		6,723.3		6,913.2		5,705.0
Concession intangible assets	5		3,637.7		2,989.2		2,345.6
Other intangible assets	6		1,535.2		1,706.4		1,379.8
Property, plant and equipment	7		9,427.1		9,203.2		7,918.7
Investments in associates	8		311.6		292.1		241.0
Non-consolidated investments	9		202.8		256.1		181.7
Non-current operating financial assets	10		5,298.9		5,272.4		5,133.4
Non-current derivative instruments - Assets	30		508.4		123.7		201.6
Other non-current financial assets	11		817.3		746.0		637.5
Deferred tax assets	12		1,579.5		1,468.1		1,355.7
Non-current assets			30,041.8		28,970.4		25,100.0
Inventories and work-in-progress	13		1,022.0		839.4		731.8
Operating receivables	13		13,093.2		12,459.4		10,968.7
Current operating financial assets	10		452.3		355.2		326.2
Other current financial assets	14	{	321.4	{	330.0	{	205.3
Marketable securities			-		-		66.4
Current derivative instruments - Assets	30		142.8		114.4		-
Cash & cash equivalents	15		3,849.6		3,115.6		2,658.0
Assets classified as held for sale (1)			203.0		122.5		67.3
Current assets			19,084.3		17,336.5		15,023.7
Total assets			49,126.1		46,306.9		40,123.7

The accompanying notes are an integral part of these consolidated financial statements.

(1) assets and liabilities classified as held for sale primarily correspond in 2008 to certain jointly-controlled French subsidiaries in the Water Division, in 2007 to the “Jean Nicoli” boat and in 2006 to transportation activities in Denmark.

Back to Contents

CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES	Notes	As of December 31,
(€ million)			2008		2007		2006
Share capital			2,362.9		2,358.8		2,063.1
Additional paid-in capital			9,197.5		9,179.5		6,641.2
Reserves and retained earnings attributable to equity holders of the parent			(4,559.2)		(3,925.4)		(4,343.5)
Total equity attributable to equity holders of the parent	16		7,001.2		7,612.9		4,360.8
Minority interests			2,530.5		2,577.8		2,192.6
Equity	16		9,531.7		10,190.7		6,553.4
Non-current provisions and other debt	17	{	2,160.2	{	2,138.9	{	2,196.6
Other non-current liabilities	17		-		-		207.3
Non-current borrowings	18		17,063.9		13,948.0		14,001.6
Non-current derivative instruments – Liabilities	30		159.9		163.8		145.9
Deferred tax liabilities	12		1,936.0		1,794.7		1,504.9
Non-current liabilities			21,320.0		18,045.4		18,056.3
Operating payables	13		13,591.8		12,944.8		11,268.6
Current provisions	17		773.1		825.7		825.9
Current borrowings	19		3,219.7		3,805.0		2,904.1
Current derivative instruments – Liabilities	30		125.9		34.0		-
Bank overdrafts and other cash position items	20		465.7		459.4		456.0
Liabilities directly associated with assets classified as held for sale (1)			98.2		1.9		59.4
Current liabilities			18,274.4		18,070.8		15,514.0
Total equity and liabilities			49,126.1		46,306.9		40,123.7

The accompanying notes are an integral part of these consolidated financial statements.

(1) assets and liabilities classified as held for sale primarily correspond in 2008 to certain jointly-controlled French subsidiaries in the Water Division, in 2007 to the “Jean Nicoli” boat and in 2006 to transportation activities in Denmark.

Back to Contents

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Year ended December 31,
		2008	2007(2)	2006(2)
Revenue	21	36,205.5	31,932.2	27,941.0
o/w Revenue from operating financial assets		400.4	345.1	351.0
Cost of sales		(30,418.4)	(26,020.4)(1)	(22,581.6)(1)
Selling costs		(622.5)	(560.7)(1)	(521.5)(1)
General and administrative expenses		(3,262.7)	(2,932.2)(1)	(2,754.0)(1)
Other operating revenue and expenses		49.4	63.6	40.3
Operating income	22	1,951.3	2,482.5	2,124.2
Finance costs	23	(1,128.1)	(971.0)	(784.7)
Finance income	23	203.4	152.2	82.8
Other financial income and expenses	24	(51.2)	4.1	(31.8)
Income tax expense	25	(468.8)	(417.9)	(409.0)
Share of net income of associates	8 & 26	18.4	16.7	5.8
Net income from continuing operations		525.0	1,266.6	987.3
Net income from discontinued operations	27	184.2	(11.8)	7.6
Net income for the year		709.2	1,254.8	994.9
Minority interests	28	304.1	326.9	236.2
Attributable to equity holders of the parent		405.1	927.9	758.7

(in euros)
Net income attributable to equity holders of the parent per share	29
Diluted		0.88	2.13	1.89
Basic		0.89	2.16	1.90
Net income from continuing operations attributable to equity holders of the parent per share	29
Diluted		0.62	2.17	1.87
Basic		0.62	2.19	1.89

The accompanying notes are an integral part of these consolidated financial statements.

(1) In 2008, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administration expenses. These reclassifications had no impact on operating income (see Note 22 Operating income).

(2) In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008, are grouped together in a separate line, “Net income from discontinued operations”, in 2008 and in fiscal years 2007 and 2006 presented for comparative purposes.

Back to Contents

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Year ended December 31,
		2008	2007	2006
Net income for the year attributable to equity holders of the parent		405.1	927.9	758.7
Minority interests	28	304.1	326.9	236.2
Operating depreciation, amortization, provisions and impairment losses	22	2,301.6	1,816.7	1,831.0
Financial amortization and impairment losses		19.5	8.0	9.4
Gains (losses) on disposal and dilution	22	(288.2)	(173.5)	(73.3)
Share of net income of associates	8 & 26	(18.5)	(16.9)	(6.0)
Dividends received	24	(8.4)	(8.8)	(9.7)
Finance costs and finance income	23	922.8	817.1	701.0
Income tax expense	25	470.9	420.1	357.1
Other items (including IFRS2)		69.5	101.9	40.0
Operating cash flow before changes in working capital		4,178.4	4,219.4	3,844.4
Changes in working capital		(80.9)	(167.1)	(111.8)
Income taxes paid		(347.5)	(417.7)	(343.0)
Net cash from operating activities		3,750.0	3,634.6	3,389.6
Capital expenditure	43	(2,780.6)	(2,518.7)	(2,017.6)
Proceeds on disposal of intangible assets and property, plant and equipment		329.8	212.9	141.3
Purchases of investments		(800.7)	(1,835.4)	(1,291.5)
Proceeds on disposal of financial assets		361.1	181.7	206.7
Operating financial assets:		-
New operating financial assets		(507.0)	(404.1)	(360.6)
Principal payments on operating financial assets		358.2	360.7	438.1
Dividends received	8 & 24	15.8	15.3	13.8
New non-current loans granted		(252.7)	(65.0)	(69.4)
Principal payments on non-current loans		30.0	61.6	29.2
Net decrease (increase) in current loans		(89.0)	(27.4)	2.6
Sales and purchases of marketable securities		-	-	3.4
Net cash used in investing activities		(3,335.1)	(4,018.4)	(2,904.0)
Net increase/(decrease) in current borrowings	19	(1,437.0)	(1,534.5)	(239.2)
New non current borrowings and other debt	18	3,590.2	2,060.4	1,997.2
Principal payments on non current borrowings and other debt	18	(184.8)	(1,362.9)	(1,000.8)
Proceeds on issue of shares		51.0	3,039.2	246.5
Share capital reduction		(131.0)	-	-
(Purchase)/Proceeds of treasury shares		3.2	18.9	0.4
Dividends paid		(754.4)	(564.3)	(479.2)
Interest paid		(847.6)	(716.0)	(596.4)
Net cash from (used in) financing activities		289.6	940.8	(71.5)
Net cash at the beginning of the year		2,656.2	2,202.0	1,829.3
Effect of foreign exchange rate changes and other		23.2	(102.8)	(41.4)
Net cash at the end of the year		3,383.9	2,656.2	2,202.0
Cash & cash equivalents	15	3,849.6	3,115.6	2,658.0
Bank overdrafts and other cash position items	20	465.7	459.4	456.0
Net cash at the end of the year		3,383.9	2,656.2	2,202.0

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed +€14.8 million, +€35.7 million and +€2.6 million to net cash from operating activities, +€138.4 million, -€27.0 million and +€10.0 million to net cash from investing activities and -€4.5 million, -€1.9 million and +€6.2 million to net cash from financing activities in 2008, 2007 and 2006 respectively.

Discontinued operations are presented in Note 27.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Net income for the year	709.2	1,254.8	994.9
Actuarial gains or losses on pension obligations *	(104.0)	88.0	25.6
Fair value adjustments on available-for-sale assets *	(18.4)	33.7	(2.3)
Fair value adjustments on cash flow hedge derivative instruments *	(88.6)	8.8	37.0
Foreign exchange gains and losses:*
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(279.8)	(251.5)	(92.3)
- on the net financing of foreign investments	(15.9)	(5.5)	(7.8)
Income and expenses recognized directly in equity	(506.7)	(126.5)	(39.8)
Total income and expenses recognized	202.5	1,128.3	955.1
Attributable to equity holders of the parent	(84.4)	778.5	712.2
Attributable to minority interests	286.9	349.8	242.9
Impact of changes in accounting method on retained earnings as of January 1 (IAS1.96 (d))	-	-	(15.3)
* Amounts net of tax. The impact of deferred tax on equity is presented in Note 12, Deferred tax assets and liabilities.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

NOTE 1. Accounting principles and methods

1.1. Accounting standards framework

1.1.1 Basis underlying the preparation of the financial information

Pursuant to Regulation n°1606/2002 of July 19, 2002, the consolidated financial statements for the year ended December 31, 2008 are presented in accordance with IFRS (International Financial Reporting Standard) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB). These financial statements are accompanied, for comparative purposes, by financial statements for fiscal years 2007 and 2006 drawn up in accordance with the same standards framework.

Since fiscal year 2006, the Group has accounted for its concession business in accordance with IFRIC 12, Service Concession Arrangements, published by the IASB on November 30, 2006 and adopted by the European Union on March 26, 2009.

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Veolia Environnement uses other standard references and in particular U.S. standards.

1.1.2 Standards, standard amendments and interpretations applicable from fiscal year 2008

The accounting principles and valuation rules applied by the Group in preparing the consolidated financial statements for the year ended December 31, 2008 are identical to those applied by the Group as of December 31, 2007, with the exception of the following standards, standard amendments and interpretations which came into mandatory effect as of January 1, 2008 or July 1, 2008:

•

IFRIC 11, IFRS 2 – Group and Treasury Share Transactions;

•

IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction;

•

Amendment to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures, on financial instrument reclassifications.

Implementation of these standards and interpretations did not have a material impact.

1.1.3 Texts which enter into mandatory effect after December 31, 2008 and which have not been adopted early

Veolia Environnement has not elected for early adoption of the following standards, standard amendments and interpretations published as of December 31, 2008 (adopted or in the course of being adopted by the European Union):

•

IFRS 8, Operating Segments;

•

IFRIC 13, Customer Loyalty Programmes;

•

IFRIC 15, Agreements for the Construction of Real Estate;

•

IFRIC 16, Hedges of a Net Investment in a Foreign Operation;

•

IFRIC 17, Distributions of Non-Cash Assets to Owners;

•

IAS 1 revised, Presentation of Financial Statements;

•

IAS 23 revised, Borrowing Costs;

•

Amendments to IAS 32 and IAS 1, Financial Instruments: Presentation - on puttable financial instruments and obligations arising on liquidation;

•

Amendments to IFRS 1 and IAS 27 on determining the cost of an investment on first-time adoption of IAS/IFRS;

Back to Contents

•

Amendment to IFRS 2, Share–Based Payment – Vesting Conditions and Cancellations;

•

Amendments resulting from the 2006-2008 annual improvement process.

Subject to their definitive adoption by the European Union, these standards, standard amendments and interpretations are of mandatory application from January 1, 2009 (except for certain annual amendments applicable from July 1, 2009). The Group does not currently expect the first-time application of these new texts to have a material impact on the financial statements.

•

IFRS 3 revised, Business Combinations;

•

Amendments to IAS 28 and IAS 31 following the publication of IFRS 3;

•

Amendment to IAS 27, Consolidated and Separate Financial Statements;

•

Amendment to IAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items.

These standards and standard amendments are of mandatory effect from July 1, 2009, that is from January 1, 2010 for Veolia Environnement. The Group is currently assessing the potential impact of their application.

1.2. General principles underlying the preparation of the financial statements

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

In 2008, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administration expenses. These reclassifications had no impact on operating income (see Note 22 Operating income).

The consolidated financial statements are presented on the basis of historical cost, with the exception of assets and liabilities recognized at fair value: derivatives, financial instruments held for trading, financial instruments designated at fair value and available-for-sale financial instruments (in accordance with IAS 32, Financial Instruments: Presentation and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2008 were closed by the Board of Directors on March 5, 2009 and will be presented for approval to the Annual General Meeting of Shareholders on May 7, 2009.

1.3. Basis of presentation as of December 31, 2008

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to December 31, 2008, in accordance with uniform accounting policies and methods.

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

Minority interests represent the part of net income or loss and of net assets not held by the Group. They are presented in the Income Statement and separately from equity attributable to equity holders of the parent in Equity in the Consolidated Balance Sheet.

1.4. Principles of Consolidation

Veolia Environnement fully consolidates all entities over which it exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities.

Back to Contents

Companies in which Veolia Environnement exercises significant influence over financial and operating policies are accounted for using the equity method. Significant influence is presumed to exist where the Group holds at least 20% of share capital or voting rights.

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method in accordance with IAS 31, Interests in Joint Ventures.

Pursuant to SIC 12, Consolidation - Special Purpose Entities, special-purpose entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, Consolidated and Separate Financial Statements, potential voting rights available for exercise attached to financial instruments which, if exercised, would confer voting rights on Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of control or significant influence exercised.

1.5. Translation of foreign subsidiaries’ financial statements

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable rate of exchange (i.e. the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). Foreign exchange translation gains and losses are recorded in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
U.S. Dollar	0.7185	0.6793	0.7593
Pound Sterling	1.0499	1.3636	1.4892
Czech Crown	0.0372	0.0376	0.0364

Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2008	Average annual rate 2007	Average annual rate 2006
U.S. Dollar	0.6782	0.7248	0.7918
Pound Sterling	1.2433	1.4550	1.4665
Czech Crown	0.0399	0.0361	0.0354

1.6. Foreign currency transactions

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

Exchange gains and losses on foreign currency-denominated borrowings or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries, are recognized directly in equity as foreign exchange translation adjustments. Amounts recognized in equity are released to income on the disposal of the relevant investment.

Foreign currency-denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency-denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

Back to Contents

In the case of a net investment in a foreign operation, foreign exchange gains or losses on loans denominated in a currency that is not the functional currency of the lending or borrowing company must be recognized in foreign exchange translation reserves. The impact on the Veolia Environnement consolidated financial statements is not material.

1.7. Property, plant and equipment

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

1.8. Government grants

1.8.1 Investment grants for property, plant and equipment

In accordance with the option offered by IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, investment grants are deducted from the gross carrying amount of property, plant and equipment to which they relate.

They are recognized as a reduction in the depreciation charge over the useful life of the depreciable asset.

When the construction of an asset covers more than one period, the portion of the grant not yet used is recorded in Other liabilities in the Balance Sheet.

1.8.2 Grants relating to concession arrangements

Grants received in respect of concession arrangements (see Note 1.21 for further details) are generally definitively earned and, therefore, are not repayable.

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

Back to Contents

1.8.3 Operating grants

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

1.9. Intangible assets excluding goodwill

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

1.10. Business combinations and goodwill

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

1.11. Impairment of intangible assets, property, plant and equipment and non-financial assets

The net carrying amount of non-financial assets, other than inventory and deferred tax assets, is reviewed at each balance sheet date in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset (equal to the higher of fair value less costs to sell and value in use) is estimated.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a long-term plan, or more frequently where there is an indication of loss in value. In such cases, the long-term prospects of an activity are reviewed, a valuation is performed and an impairment is recorded in priority against goodwill allocated to the cash-generating unit (CGU) and then, where applicable, pro rata to the net carrying amounts of the other assets of the CGU.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is lower.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value, discounted using the discount rate determined for each asset, CGU or group of CGUs and corresponding to the risk-free rate plus a risk premium weighted for business-specific or country-specific risks. Given the activities of the Group, cash-generating units generally correspond to a country in each Division.

Impairment losses can be reversed, with the exception of goodwill.

Note 4, Goodwill, provides details of the performance of impairment tests.

1.12. Inventories

In accordance with IAS 2, Inventories, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Back to Contents

1.13. Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale, Discontinued operations

Assets classified as held for sale and liabilities directly associated with assets classified as held for sale are stated at the lower of their net carrying amount and fair value less costs to sell.

The net income or loss realized by discontinued operations is reported on a separate line of the Income Statement.

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and:

- represents a separate major line of business or geographical area of operations, or

- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or

- is a subsidiary acquired exclusively with a view to resale.

IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, sets out the accounting treatment applicable to assets held for sale and presentation and disclosure requirements for discontinued operations. The standard notably requires the separate presentation of assets held for sale in the balance sheet and the separate presentation in the income statement of the net results of discontinued operations.

The standard requires the separate presentation in the income statement of the results of discontinued operations for all comparative periods. Therefore, as of December 31, 2008, the results of operations sold or in the course of being sold in 2008 must also be adjusted in the comparative financial statements as of December 31, 2006 and 2007. The 2007 and 2006 comparative income statements therefore differ from those published previously.

The impact of these operations on cash flows from operating, investing and financing activities is presented at the foot of the cash flow statement for the year ended December 31, 2008 and comparative periods.

The 2007 and 2006 balance sheets are unchanged.

1.14. Provisions

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

As part of its obligations under public services contracts, the Group generally assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

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

1.15. Financial instruments

1.15.1 Financial assets and liabilities

Financial assets include assets classified as available-for-sale and held-to-maturity, assets at fair value through the Income Statement, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating payables.

The recognition and measurement of financial assets and liabilities is governed by IAS 39.

Back to Contents

1.15.2 Recognition and measurement of financial assets

Financial assets are initially recognized at fair value, net of transaction costs. In the case of assets measured at fair value through the Income Statement, transaction costs are expensed directly to net income.

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date:

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturities, other than loans and receivables, that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

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

Amounts recognized in equity are released to income on the sale of the relevant investment. Fair value is equal to market value in the case of quoted securities and an estimate of the fair value in the case of unquoted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated investments which are not quoted in an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

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

•

an individual method: the probability and amount of the loss is assessed on an individual case basis in particular for non-State public debtors (past due period, other balance sheet positions with the counterparty, rating issued by an external rating agency, geographical location).

Net gains and losses on loans and receivables consist of interest income and impairment losses.

Assets and liabilities at fair value through the Income Statement

This category includes:

•

trading assets and liabilities acquired by the Group for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives not qualifying for hedge accounting are also considered trading assets and liabilities.

Back to Contents

•

assets designated at fair value and primarily the portfolio of cash UCITS whose performance and management is based on fair value.

Changes in the value of these assets are recognized in the Income Statement.

Net gains and losses on assets at fair value through the Income Statement consist of interest income, dividends, fair value adjustments and capital gains and losses on disposal.

Net gains and losses on derivatives entered into for trading purposes consist of flows exchanged and the change in the value of the instrument.

1.15.3 Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments. Cash and cash equivalents include all cash balances, deposits with a maturity of less than three months when initially recorded in the Balance Sheet, monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash equivalents are designated as assets at fair value through the Income Statement.

Bank overdrafts repayable on demand which form an integral part of the Group's cash management policy represent a component of cash and cash equivalents for the purposes of the cash flow statement.

1.15.4 Recognition and measurement of financial liabilities

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

1.15.5 Minority interest put options

Pursuant to IAS 27, minority interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, minority interest put options are considered as liabilities.

Pending an IFRIC interpretation or a specific IFRS, the Group has adopted the following treatment:

•

the present value of purchase commitments is recorded in borrowings in the Balance Sheet, through minority interests and where necessary goodwill for the residual balance;

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

1.15.6 Recognition and measurement of derivative instruments

The Group uses various derivative instruments to manage its exposure to interest rate and foreign exchange risks resulting from its operating, financial and investment activities. Certain transactions performed in accordance with the Group interest rate and foreign exchange risk management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Back to Contents

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Income Statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Net gains and losses on instruments at fair value through the Income statement (trading instruments) consist of flows exchanged and the change in the value of the instrument.

Derivative instruments may be designated as hedges under one of three types of hedging relationship: fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation:

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

•

a hedge of a net investment in a foreign operation hedges the exposure to foreign exchange risk of the net assets of a foreign operation including loans considered part of the investment (IAS 21, The Effects of Changes in Foreign Exchange Rates).

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

1.15.7 Embedded derivatives

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

Back to Contents

1.15.8 Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising on the sale of treasury shares and related dividends are recognized directly in equity and do not impact the Income Statement.

1.16. Pension plans and other post-employment benefits

Veolia Environnement and its subsidiaries have several pension plans.

Defined contribution plans: plans under which the Group (or a Group entity) pays an agreed contribution to a separate entity, relieving it of any liability for future payments.

These obligations are expensed in the income statement when due.

Defined benefit plans: all plans which do not meet the definition of a defined contribution plan. The net obligations of each Group entity are calculated for each plan based on an estimate of the amount employees will receive in exchange for services rendered during the current and past periods. This amount is then discounted to present value and unamortized past service costs and the fair value of plan assets are deducted.

Where the calculation shows a plan surplus, the asset recognized represents the difference between the discounted present value of profits, in the form of future repayments or reductions in plan contributions, less the amount of unamortized past service costs.

Employee obligations of the Group are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or provisions, and the recognition of the related net expenses.

Pursuant to IAS 19 revised, Employee Benefits, actuarial gains and losses are offset against equity and are not amortized in the Income Statement.

1.17. Share-based payments

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

1.18. Revenue

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

Back to Contents

1.18.1 Sales of goods

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

1.18.2 Sales of services

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

It should be noted that fees and taxes collected on behalf of local authorities are excluded from Revenue when the Group does not bear the risk of payment default by third parties.

1.18.3 Construction contracts (excluding service concession arrangements)

Construction contracts primarily concern the design and construction of the infrastructures necessary for water treatment/distribution and wastewater treatment activities.

The related revenue is recognized in accordance with IAS 11, Construction Contracts (see Note 1.23).

1.18.4 IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4, Determining Whether an Arrangement Contains a Lease (see Note 1.21), involve services generally rendered to industrial/private customers. All service components to which the parties have agreed are detailed in contracts such as BOT (Build Operate Transfer) contracts.

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

1.18.5 Service Concession arrangements (IFRIC 12)

See Note 1.21 on Service concession arrangements.

Back to Contents

1.19. Financial items in the Income Statement

Finance costs consist of interest payable on borrowings calculated using the amortized cost method and losses on interest rate derivatives, both qualifying and not qualifying as hedges.

Interest costs included in payments under financial lease contracts are recorded using the effective interest method.

Finance income consists of gains on interest rate derivatives, both qualifying and not qualifying as hedges and income from cash investments and equivalents.

Interest income is recognized in the income statement when earned, using the effective interest method.

Other financial income and expenses notably include income on financial receivables calculated using the effective interest method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discounts on provisions.

1.20. Income taxes

The income tax expense (or credit) includes the current tax charge (or credit) and the deferred tax charge (or credit).

Deferred tax assets are recognized on deductible timing differences, tax loss carry forward and/or tax credit carry forward. Deferred tax liabilities are recognized on taxable timing differences.

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

1.21. Description of Group concession activities

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

Back to Contents

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group divisions.

The accounting treatment is disclosed in Notes 5 and 10.

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

The main contracts concern the management of heating and air-conditioning networks either under urban concessions or on behalf of local authorities.

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

Accounting for service concession agreements:

Concession agreements are recognized since fiscal year 2006 in accordance with IFRIC 12, Service Concession Agreement, published in November 2006, as Veolia Environnement elected for the early adoption of this interpretation as the preferred method. IFRIC 12 was approved at European level on March 26, 2009.

A substantial portion of the Group's assets is used within the framework of concession or affermage contracts granted by public sector customers ("grantors") and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

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

Back to Contents

Pursuant to IFRIC 12, such infrastructures are not recognized in assets of the operator as property, plant and equipment but in financial assets (“financial asset model”) and/or intangible assets ("intangible asset model") depending on the remuneration commitments given by the grantor.

1.21.1 “Financial asset model”

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor.

In the case of concession services, the operator has such an unconditional right if the grantor contractually guarantees the payment of:

•

amounts specified or determined in the contract, or

•

the shortfall, if any, between amounts received from users of the public service and amounts specified or determined in the contract.

Financial assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading "Operating financial assets" and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds their fair value, as estimated during impairment tests. Fair value is estimated based on the recoverable amount, calculated by discounting future cash flows (value in use method).

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

1.21.2 “Intangible asset model”

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

service remuneration.

1.21.3 “Mixed or bifurcation model”

The choice of the financial asset or intangible asset model depends on the existence of payment guarantees granted by the concession grantor.

Back to Contents

However, certain contracts may include a payment commitment on the part of the concession grantor covering only part of the investment, with the balance covered by royalties charged to users.

Where this is the case, the investment amount guaranteed by the concession grantor is recognized under the financial asset model and the residual balance is recognized under the intangible asset model.

1.22. Finance leases

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

1.23. Construction contracts

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

Back to Contents

1.24. Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, income from trading activity transactions is recognized in "Revenue", for the related margin.

Financial instruments

Certain subsidiaries enter into electricity transactions (forward contracts, options) which are recognized as derivative instruments in accordance with IAS 39.

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

1.25. Greenhouse gas emission rights

Faced with increased greenhouse gas emissions into the atmosphere, the International Community introduced a regulatory system within the framework of the Kyoto protocol, aimed at reducing such emissions. This system was finalized in 1997 and came into effect in February 2005 and seeks to achieve a reduction in emission levels of at least 5% compared to 1990, over the commitment period 2008-2012 for industrialized countries. Emissions are capped through the allocation of emission rights (AAU: Assigned Amount Units) to each country, which must be surrendered in 2014 based on actual emissions during the period 2008-2012. Developing countries have no reduction objectives under the Kyoto protocol, but emission credits (CER: Certified Emission Reduction) may be presented to companies or States that contribute to investments enabling a reduction in greenhouse gas emissions in these countries.

At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, an internal trading system for emission rights (EUA: EU Allowance). This system has been in effect since the beginning of 2005. Draft Directive 2004/101/EC established a link between the Kyoto system and the European system, enabling the operators concerned to use CER, up to an agreed maximum, to satisfy their surrender obligations in the place of EUA.

In this context, the Group (primarily the Energy Services Division) was allocated free of charge by the different States of the European Union, a certain number of emission rights (EUA) for the initial so-called pre-Kyoto period 2005-2007 (EUA I) and then for a second period (EUA II) 2008-2012. The actual emissions position is determined each year and the corresponding rights surrendered. Based on this position compared to allocations, the Group purchases or sells emission rights.

In the absence of specific IFRS provisions, the Group has adopted the “net liability approach”, which involves the recognition of a liability at the balance sheet date if actual emissions exceed allowances held, in accordance with IAS 37.

Allowances are managed as a production cost and, in this respect, are recognized in inventories:

•

at nil value, when they are received free of charge,

•

at acquisition cost, if purchased for valuable consideration on the market.

Consumption of this inventory is recognized on a weighted-average unit cost basis.

Transactions in these allowances performed on the forward market are recorded at market value at the balance sheet date. Fair value gains and losses on financial instruments relating to these forward transactions are recognized in equity or profit or loss depending on whether they qualify as cash flow hedges in accordance with IAS 39.

Back to Contents

1.26. Segment reporting

Pursuant to IAS 14, Segment Reporting, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Environmental Services, Energy Services and Transportation.

1.27. Fair value determination principles

The fair value of all financial assets and liabilities is determined at the balance sheet date, either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 31).

Fair value is determined:

i

based on quoted prices in an active market, or

ii

using internal valuation techniques involving standard mathematical calculation methods integrating observable market data (forward rates, interest rate curves, etc.). Valuations produced by these models are adjusted to take account of a reasonable change in the credit risk of Veolia Group or the counterparty, or

iii

using internal valuation techniques integrating parameters estimated by the Group in the absence of observable market data.

Quoted prices in an active market

When quoted prices in an active market are available they are adopted in priority for the determination of the market value. Marketable securities and certain quoted bond issues are valued in this way.

Fair values determined using models integrating observable market data

The majority of derivative instruments (swaps, caps, floors, etc.) are traded over the counter and, as such, there are no quoted prices. Valuations are therefore determined using models commonly used by market participants to value such financial instruments.

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

Back to Contents

NOTE 2. Use of management estimates in the application of Group accounting standards

Veolia Environnement may be required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results may be different from these estimates.

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

Notes 1.10 and 4 on goodwill and business combinations present the method adopted for the allocation of the purchase price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.11, 4 and 6 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Sensitivity analyses were also performed on invested capital values and are presented in the aforementioned notes.

Note 1.15 describes the principles adopted for the determination of financial instrument fair values.

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

The calculation methodology for discount rates adopted in the estimates presented above was analyzed with respect to the financial crisis.

The following discount rates were adopted:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted-average cost of capital, calculated annually in June. A review of these rates as of December 31, 2008 did not call into question this practice.

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates applied to these liabilities take into account the decrease in risk-free interest rates and a theoretical risk factor recalculated to adjust the volatility witnessed after September 15, 2008. These calculations produce rates close to those determined as of June 30, 2008.

•

Application of IAS 19, Employee Benefits: discount rates relating to these liabilities were, in prior years, generally based on the iBoxx index, which has since become highly volatile due to the financial crisis. In this context, the Group has temporarily suspended the direct use of the iBoxx index as of December 31, 2008 and, in conjunction with its actuaries, has determined discount rates to be used based on a financial market benchmark. The rates used are therefore based on actuarial recommendations and are close to the adjusted iBoxx index published on January 2, 2009.

Back to Contents

NOTE 3. Significant events

•

2008 was marked by the consequences of the financial crisis and its initial repercussions on economic activity:

-

the extent of exchange rates fluctuations, which modified significantly the contribution of businesses from outside the euro-zone;

-

the increased volatility of commodity prices and in particular energy prices, which temporarily rendered standard regulation mechanisms ineffective (indexation, price adjustments, etc.) and impacted inventory values (recycled materials, energy, etc.);

-

the deterioration in the credit market and liquidity, which rendered access to financial resources more difficult and costly;

-

the business slowdown, which affected volumes in the environmental services sector and which, in certain business segments, may exert downward pressure on selling prices;

-

the downturn in the financial position of economic players, which weighs on price negotiations with certain public customers and on settlement terms and conditions.

•

On November 19, 2007, the Environmental Services Division announced the signature of an agreement for the acquisition of the entire share capital of Bartin Aero Recycling Group, a company specializing in the collection and recovery of industrial waste and in particular the recycling of ferrous and non-ferrous metals. This transaction represents an investment of €149.3 million for the Environmental Services Division. It was finalized on February 13, 2008. The contribution of Bartin to Group revenue for the year ended December 31, 2008 is €246.6 million (see Note 33, Main acquisitions).

•

In February 2008, following a takeover bid launched on December 17, 2007, Dalkia became the majority shareholder with a stake of 100% in Praterm, a heat production and distribution company in Poland. This transaction enabled Dalkia to strengthen its position in this country, where it already owns two of the largest heating networks in Poznan and Lodz. This transaction represents an investment of €146.1 million for Dalkia. The contribution of Praterm to Group revenue for the year ended December 31, 2008 is €37.0 million (see Note 33, Main acquisitions).

•

On October 7, 2008, Mubadala Development Company (Mubadala) and the Water Division announced the creation of a joint venture to focus on water production and wastewater collection and treatment in the Middle East and North African regions. This business may subsequently operate in other Veolia Environnement business sectors. The joint venture shall be held 51% by Veolia Eau and 49% by Mubadala. This joint-venture is strategically important for the development of the Water Division in this region where water resource needs are considerable. The agreement was signed on December 30, 2008.

•

On December 16, 2008, the Group sold Clemessy and Crystal in the Energy Services Division for an enterprise value of €226.3 million, including cash of €73.3 million. These activities contributed €696.0 million and €679.4 million to Group revenue in 2007 and 2006 respectively (see Note 27, Net income from discontinued operations).

•

Due notably to the strengthening of the Group’s long-term presence in the United States with the acquisition in 2007 of Thermal North America Inc. (Energy Services Division), Veolia Environnement performed on May 21, 2008 a fixed-rate bond issue listed in the United States in the amount of USD 1.8 billion comprised of three tranches (USD 700 million 5-year tranche, USD 700 million 10-year tranche and USD 400 million 30-year tranche). This first bond issue by the Group in the US market enables a better match between long-term cash flows and the local USD long-term debt.

•

Given the performance downturn noted throughout the year in Environmental Services activities in Germany, a new business plan was prepared and led the Group to revise the value of goodwill and intangible assets recognized on the acquisition of the Sulo Group. Goodwill was therefore impaired in the amount of €343 million, intangible assets in the amount of €62.6 million (€44 million, net of tax) and deferred tax assets in the amount of €42 million.

•

Pursuant to a reciprocal purchase and sale agreement signed on December 19, 2008 between Suez Environnement and Veolia Environnement, completion of which is expected in 2009, the assets and liabilities of certain French subsidiaries jointly held with the Suez Environnement Group were reclassified in the balance sheet in “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale”.

Back to Contents

NOTE 4. Goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Gross	7,211.2	7,013.3	5,799.6
Impairment losses	(487.9)	(100.1)	(94.6)
Net	6,723.3	6,913.2	5,705.0

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €100 million as of December 31, 2008) are as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Water - Distribution France	743.2	760.5	729.1
Environmental Services - United Kingdom	644.3	824.2	894.0
Environmental Services North America Solid Waste	610.8	567.8	610.3
Environmental Services - Germany	397.5	748.2	43.6
Dalkia France	338.5	342.8	330.2
Environmental Services France Solid Waste	304.9	179.8	173.1
Water - Central Europe	265.6	266.9	255.9
Water - China	247.5	145.5	145.7
Water Solutions and Technologies	245.8	206.1	189.2
Water - United Kingdom	197.4	245.3	228.2
Dalkia Italy	184.9	139.9	130.7
Transportation - North America	182.5	145.5	154.8
Energy Services - United States	152.6	139.6	-
Water - Germany (excl. Berlin)	137.7	138.8	138.1
Transportation - Passenger services France	136.2	117.7	115.4
Water - Berlin	134.4	134.4	134.4
Environmental Services - Italy	125.9	114.6	7.7
Energy Services - Poland	111.5	71.7	70.5
Transportation - Sweden, Norway, Finland	104.8	124.5	106.0
Environmental Services - Marius Pedersen	100.9	90.0	84.4
Goodwill balances > €100 million as of December 31, 2008	5,367.2	5,503.8	4,541.4
Goodwill balances < €100 million	1,356.1	1,409.4	1,163.6
Goodwill	6,723.3	6,913.2	5,705.0

As of December 31, 2008, accumulated impairment losses amounted to €487.9 million and mainly concerned the Environmental Services Division in Germany (€343 million recognized in 2008) and the Transportation Division in the Netherlands, the United Kingdom and Belgium (€55.3 million recognized in 2008) and in Scandinavia (€70 million recognized in 2004).

As of December 31, 2007, an impairment loss of €6.9 million was recognized in respect of the “Eurolines" cash generating unit.

As of December 31, 2006, an impairment loss of €7.3 million was recognized in respect of the Germany Transportation CGU, representing the entire goodwill balance.

Back to Contents

Movements in 2008 in the net carrying amount of goodwill, by division are as follows:

(€ million)	As of December 31, 2007	Changes in consolidation scope	Foreign exchange translation	Impairment losses and badwill	Other	As of December 31, 2008
Water	2,208.2	140.9	(42.6)	-	(58.8)	2,247.7
Environmental Services	3,049.5	211.3	(182.4)	(343.0)	1.3	2,736.7
Energy Services	1,098.1	58.4	(25.4)	-	-	1,131.1
Transportation	556.7	67.2	(17.5)	(55.3)	0.2	551.3
Other	0.7	53.2	2.6	-	-	56.5
Goodwill	6,913.2	531.0	(265.3)	(398.3)	(57.3)	6,723.3

Changes in consolidation scope primarily concerned the following acquisitions and disposals:

•

Water: Acquisition of Biothane Group (Netherlands and USA) for €42.7 million, acquisition of a joint investment in Tianjin Shibei WCO (China) for €37.7 million.

•

Environmental Services: Acquisition of Bartin Recycling Group (France) for €121.6 million.

•

Energy Services:

–

Acquisition of Praterm Group (Poland) for €51.3 million and GEFI and Emicom within Siram Spa (Italy) for €44.9 million,

–

Disposal of Clemessy and Crystal activities for €76.6 million.

•

Transportation: Acquisition of Rail4Chem (Germany) for €15.6 million and various companies in the United States for €23.5 million.

•

Other: Acquisition of Ridgeline (United States) for €45.0 million.

The main acquisitions of the year are presented in Note 33, Main acquisitions, and the disposals are presented in Note 27, Net income from discontinued operations.

The opening balance sheets of 2008 acquisitions are provisional, including those of Tianjin Shibei WCO, Bartin Recycling and Praterm.

The opening balance sheets of 2007 acquisitions not yet definitive as of December 31, 2007 (SULO in the Environmental Services division in Germany, non-regulated Thames activities in the Water division in the United Kingdom, Thermal North America Inc. in the Energy Services division in the United States and VES Tecnitalia in the Environmental Services division in Italy) were not materially changed.

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the appreciation of the U.S. dollar in the amount of -€272.2 million and €62.2 million respectively.

Impairment losses recognized in the year total €398.3 million and include €343.0 million in respect of impairment of the goodwill of the Environmental Services Germany cash-generating unit and €55.3 million in respect of impairment of the goodwill of the Transportation division "Other European” cash-generating unit, corresponding to activities in the Netherlands, the United Kingdom and Belgium.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division, to “Assets classified as held for sale” in the amount of €58.8 million.

Impairment tests as of December 31, 2008

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of loss in value.

The recoverable value of a cash-generating unit is estimated in accordance with the method set-out in Note 1.11. The main assumptions on which the value in use of a cash-generating unit is based are the discount rate and trends in volumes, prices and direct costs (inflation) over the period.

Back to Contents

Discount rates (weighted-average cost of capital) are estimated by management for each cash-generating unit and reflect current market assessments of the time value of money and the specific risks to which the cash-generating unit is exposed. The methodology for determining rates in a period of financial crisis is presented in Note 2, Use of management estimates in the application of Group accounting standards. Trends in volumes, prices and direct costs are based on past trends and the future market outlook.

Systematic impairment tests are based on future cash flows taken, for the first six years, from the long-term planning process in June 2008. The terminal value is then calculated based on discounted forecast flows for the last year (2014). These flows include an organic growth rate such as inflation (1.5% to 4.1%, depending on the business).

Given the current economic climate, the reduction in cash flows in the 2009 budget prepared at the end of 2008, of over 10% compared with 2009 figures in the long-term plan, led the Group to review its business plans for certain cash-generating units.

As Water activities in China follow a specific economic model, with extremely long contract terms (generally fifty years) and high investment flows during the initial contract years, fiscal year 2014 may not be considered a standard year. Therefore, exceptionally, the business plan was extended to 2023 for the “Water-China” cash-generating unit, in order to identify standard flows for the terminal year.

Discount rates used in 2008 reflect the country or geographical area of the cash-generating unit, in accordance with the criteria disclosed in Notes 1.11 and 2. The main average discount rates by geographical area in 2008 were as follows:

• France:	6.6%	• United Kingdom:	7.2%
• United States:	6.6%	• China:	9.5%
• Germany:	6.6%

Impairment tests led to the impairment of the goodwill of the “Environmental Services-Germany” cash-generating unit (discount rate of 6.6% and long-term growth rate of 1.9%) in the amount of €343.0 million and the impairment of the entire goodwill of the “Transportation-Other European” cash-generating unit (discount rate of 6.8% and long-term growth rate of 1.9%) in the amount of €55.3 million.

Sensitivity of impairment tests

A sensitivity analysis was performed on impairment tests, assuming a 1% increase in the discount rate and a 1% decrease in the perpetual growth rate.

A 1% increase in the discount rate would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be approximately €360 million (including €143 million for the “Environmental Services-Germany” cash-generating unit and €28 million for the “Transportation-Other European” cash-generating unit).

A 1% decrease in perpetual growth rates would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be approximately €256 million (including €110 million for the “Environmental Services-Germany” cash-generating unit and €19 million for the “Transportation–Other European” cash-generating unit).

Recap: Movements in the net carrying amount of goodwill during 2007 are as follows:

(€ million)	As of December 31, 2006	Changes in consolidation scope	Foreign exchange translation	Impairment losses and badwill	Other	As of December 31, 2007
Water	2,028.6	197.3	(30.4)	2.0	10.7	2,208.2
Environmental Services	2,294.0	903.7	(147.2)	-	(1.0)	3,049.5
Energy Services	839.2	246.7	2.5	10.4	(0.7)	1,098.1
Transportation	543.2	43.8	(18.4)	(13.9)	2.0	556.7
Other	-	-	-	-	0.7	0.7
Goodwill	5,705.0	1,391.5	(193.5)	(1.5)	11.7	6,913.2

Back to Contents

In 2007, changes in consolidation scope primarily concerned the following acquisitions:

–

Environmental Services: Sulo Group (Germany) for €687.6 million and VSA Tecnitalia, formerly TMT (Italy) for €106.9 million;

–

Energy Services: Thermal North America Inc. (United States) for €139.3 million, Pannon Power (Hungary) for €30.1 million and CIT-Part (Brazil) for €21.3 million;

–

Water: Anox Kaldnes and its subsidiaries (Sweden) for €54.9 million, Thames Water subsidiaries (United Kingdom) for €50.2 million and Ruas (France) for €31.0 million;

–

Transportation: People Travel Group (Sweden) for €37.7 million and acquisitions of transportation-on-demand companies and new companies in the United States for €21.1 million;

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the U.S. dollar against the euro in the amount of €104.7 million and €92.6 million respectively.

Impairment losses total €26.7 million and include €6.9 million in respect of the impairment of goodwill of the Eurolines cash-generating unit and €19.7 million in respect of Danish transportation activities sold on August 31, 2007. Badwill recognized in the Income Statement amounts to €25.2 million and includes €10.9 million for the Transportation Division and €10.3 million for the Energy Services Division.

Back to Contents

NOTE 5. Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2008:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Concession intangible assets, gross	4,191.9	400.8	(14.9)	-	-	362.8	77.0	(33.7)	4,983.9
Amortization & impairment losses	(1,202.7)	-	14.2	0.5	(200.5)	(13.6)	(2.2)	58.1	(1,346.2)
Concession intangible assets, net	2,989.2	400.8	(0.7)	0.5	(200.5)	349.2	74.8	24.4	3,637.7

Additions concern the Water Division in the amount of €274.4 million, the Energy Services Division in the amount of €96.1 million and the Environmental Services Division in the amount of €26.6 million.

Changes in consolidation scope mainly concern the external growth of the Water Division in the amount of €307.9 million (mainly in China, the United Kingdom and France).

Foreign exchange translation gains mainly concern the Water Division (€92.3 million), following the appreciation of the Chinese renminbi yuan and the depreciation of the pound sterling against the euro.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division, to “Assets classified as held for sale” in the amount of - €11.7 million.

Concession intangible assets by division break down as follows:

(€ million)	As of December 31, 2008			Net carrying amount as of December 31, 2007	Net carrying amount as of December 31, 2006
	Gross carrying amount	Amortization & impairment losses	Net carrying amount
Water	3,736.0	(844.0)	2,892.0	2,336.1	1,766.4
Environmental Services	390.4	(131.3)	259.1	242.7	265.1
Energy Services	812.1	(358.5)	453.6	388.8	292.9
Transportation	-	-	-	-	-
Other	45.4	(12.4)	33.0	21.6	21.2
Concession intangible assets	4,983.9	(1,346.2)	3,637.7	2,989.2	2,345.6

Back to Contents

Recap: Movements in the net carrying amount of concession intangible assets during 2007 are as follows:

(€ million)	As of December 31, 2006	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Concession intangible assets, gross	3,461.2	354.4	(55.7)	-	-	504.6	(60.9)	(11.7)	4,191.9
Amortization & impairment losses	(1,115.6)	-	44.1	0.4	(168.4)	(1.2)	4.0	34.0	(1,202.7)
Concession intangible assets, net	2,345.6	354.4	(11.6)	0.4	(168.4)	503.4	(56.9)	22.3	2,989.2

Additions concern the Water Division in the amount of €239.4 million, the Environmental Services Division in the amount of €10.8 million and the Energy Services Division in the amount of €104.1 million.

Changes in consolidation scope mainly concern the expansion of the Water Division in the amount of €502.8 million (mainly in China and the United Kingdom).

Foreign exchange translation losses mainly concern the Water Division (-€49.4 million), following the depreciation of the Chinese renminbi yuan, the U.S. dollar and the pound sterling against the euro.

Other movements are primarily due to reclassifications resulting from finalization of the implementation of IFRIC 12 in the Water, Energy Services and Environmental Services Divisions.

Back to Contents

NOTE 6. Other intangible assets

Movements in the net carrying amount of other intangible assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Intangible assets with an indefinite useful life, net	82.8	34.9	0.1	(0.9)	-	(12.2)	1.6	(6.8)	99.5
Fees paid to local authorities	634.5	8.8	(0.1)	-	(60.8)	(1.5)	11.5	(15.9)	576.5
Purchased contractual rights	595.9	-	-	(62.6)	(71.4)	(8.4)	(9.0)	(45.6)	398.9
Purchased software	131.4	55.1	(0.5)	-	(51.4)	(4.3)	(1.7)	15.3	143.9
Purchased customer portfolios	50.4	0.8	-	-	(13.7)	35.3	4.8	0.6	78.2
Other purchased intangible assets	181.7	31.2	(0.8)	(0.7)	(23.3)	31.0	(6.3)	(9.7)	203.1
Other internally-developed intangible assets	29.7	9.5	(0.2)	-	(6.1)	0.1	(0.2)	2.3	35.1
Intangible assets with a definite useful life net	1,623.6	105.4	(1.6)	(63.3)	(226.7)	52.2	(0.9)	(53.0)	1,435.7
Other intangible assets	1,706.4	140.3	(1.5)	(64.2)	(226.7)	40.0	0.7	(59.8)	1,535.2

Intangible assets with an indefinite useful life are primarily trademarks.

Fees paid to local authorities in respect of public service contracts totaled €576.5 million as of December 31, 2008, including €569.7 million for the Water Division. The amortization of fees paid at the beginning of concession arrangement, calculated over the contract term, totaled €60.8 million in 2008, including €59.4 million for the Water Division.

Changes in consolidation scope impacting “Purchased customer portfolios” primarily concern external growth in the Water Division (€16.7 million) and the Environmental Services Division (€19.8 million).

Changes in consolidation scope impacting “Other purchased intangible assets” primarily concern acquisitions in the Water Division.

Back to Contents

Impairment losses recognized in the year total €64.2 million and include €62.6 million in respect of impairment of the intangible assets of the Environmental Services Germany cash-generating unit.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division, to “Assets classified as held for sale” in the amount of €12.4 million.

Other intangible assets break down as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Intangible assets with an indefinite useful life, net	99.5	82.8	34.6
Intangible assets with a definite useful life, gross	3,203.9	3,168.6	2,749.4
Amortization and impairment losses	(1,768.2)	(1,545.0)	(1,404.2)
Intangible assets with a definite useful life, net	1,435.7	1,623.6	1,345.2
Intangible assets, net	1,535.2	1,706.4	1,379.8

Back to Contents

Recap: Movements in the net carrying amount of other intangible assets during 2007 are as follows:

(€ million)	As of December 31, 2006	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Intangible assets with an indefinite useful life, net	34.6	14.4	(0.1)	(1.0)	(1.0)	55.6	(5.9)	(14.8)	82.8
Fees paid to local authorities	672,4	19,6	(3.2)	-	(64.0)	1.1	(4.2)	12.8	634.5
Purchased contractual rights	377.5	2.7	(0.1)	-	(56.0)	375.8	(5.5)	(98.5)	595.9
Purchased software	126.8	44.3	(1.2)	-	(50.6)	7.3	0.1	4.7	131.4
Purchased customer portfolios	22.0	1.1	(0.3)	-	(7.0)	36.0	(2.4)	1.0	50.4
Other purchased intangible assets	93.9	22.2	(2.4)	-	(19.9)	6.2	(8.0)	89.7	181.7
Other internally-developed intangible assets	52.6	6.3	(0.2)	-	(4.0)	-	(2.5)	(22.5)	29.7
Intangible assets with a definite useful life net	1,345.2	96.2	(7.3)	-	(201.5)	426.4	(22.5)	(12.8)	1,623.6
Other intangible assets	1,379.8	110.6	(7.4)	(1.0)	(202.5)	482.0	(28.4)	(27.6)	1,706.4

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

Back to Contents

NOTE 7. Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2008:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Property, plant and equipment, gross	18,885.9	1,954.6	(726.2)	-	-	353.4	(945.6)	(30.6)	19,491.5
Depreciation	(9,682.7)	-	580.7	(0.3)	(1,272.2)	(84.3)	402.0	(7.6)	(10,064.4)
Property, plant and equipment, net	9,203.2	1,954.6	(145.5)	(0.3)	(1,272.2)	269.1	(543.6)	(38.2)	9,427.1

Additions concern the Water Division in the amount of €372.6 million, the Environmental Services Division in the amount of €913.7 million, the Energy Services Division in the amount of €301.9 million and the Transportation Division in the amount of €324.7 million.

Disposals net of impairment losses and depreciation of €145.5 million, notably concern the Water Division in the amount of €37.6 million, the Environmental Services Division in the amount of €27.0 million and the Transportation Division in the amount of €66.3 million.

Changes in consolidation scope primarily concern the acquisition in the Energy Services Division of the Praterm Group in Poland (€86.9 million) and in the Environmental Services Division of the Bartin Group in France (€43.4 million).

Foreign exchange translation losses mainly concern the depreciation of the pound sterling against the euro in the Water (-€287.8 million) and Environmental Services (-€155.6 million) Divisions.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division, to “Assets classified as held for sale” in the amount of €31.5 million.

Back to Contents

Property, plant and equipment by division break down as follows:

(€ million)	As of December 31, 2008			Net carrying amount as of December 31, 2007	Net carrying amount as of December 31, 2006
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Water	4,050.8	(2,026.4)	2,024.4	2,250.9	2,258.2
Environmental Services	8,476.9	(4,638.2)	3,838.7	3,638.1	3,104.3
Energy Services	3,085.8	(1,269.2)	1,816.6	1,617.3	955.9
Transportation	3,656.8	(2,025.0)	1,631.8	1,603.0	1,518.6
Other	221.2	(105.6)	115.6	93.9	81.7
Property, plant and equipment	19,491.5	(10,064.4)	9,427.1	9,203.2	7,918.7

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million	As of December 31, 2008			Net carrying amount as of December 31, 2007
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Land	1,467.6	(566.6)	901.0	859.8
Buildings	2,918.0	(1,374.1)	1,543.9	1,660.3
Technical installations, plant and equipment	7,554.8	(3,915.9)	3,638.9	3,499.8
Traveling systems and other vehicles	4,909.0	(2,867.7)	2,041.3	1,954.0
Other property, plant and equipment	1,980.7	(1,337.2)	643.5	615.9
Returnable assets	-	-	-	6.4
Owned property, plant and equipment in progress	660.7	(2.9)	657.8	604.0
Property, plant and equipment in progress	0.7	-	0.7	3.0
Property, plant and equipment	19,491.5	(10,064.4)	9,427.1	9,203.2

Recap: Movements in the net carrying amount of property, plant and equipment during 2007 are as follows:

(€ million)	As of December 31, 2006	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Property, plant and equipment, gross	16,912.0	1,927.6	(699.6)	-	-	1,207.5	(421.0)	(40.6)	18,885.9
Depreciation	(8,993.3)	-	557.1	(35.7)	(1,179.5)	(168.1)	177.3	(40.5)	(9,682.7)
Property, plant and equipment, net	7,918.7	1,927.6	(142.5)	(35.7)	(1,179.5)	1,039.4	(243.7)	(81.1)	9,203.2

Net property, plant and equipment of €110.7 million was transferred to Assets classified as held for sale (including the “Jean Nicoli” boat owned by the Transportation Division in the amount of €103.9 million), compared to €44.0 million in 2006 (vehicles in Denmark and incinerators in the United Kingdom).

Back to Contents

Additions concern the Water Division in the amount of €365.6 million, the Environmental Services Division in the amount of €873,4 million, the Energy Services Division in the amount of €207.1 million and the Transportation Division in the amount of €449.7 million.

Disposals, net of impairment losses and depreciation, concern the Water Division in the amount of €20.7 million, the Environmental Services Division in the amount of €59.5 million and the Transportation Division in the amount of €51.6 million.

Impairment losses mainly concern the impairment of Rimsa assets (Mexico) in the Environmental Services Division for €29.6 million, following the resolution of a dispute resulting in the receipt of compensation in the same amount.

Changes in consolidation scope mainly concern the acquisitions of Thermal North America Inc. (€398.9 million), Pannon Power (€69.4 million), Delitzsch (€24.6 million) and Kolin (€23.0 million) by the Energy Services Division and the Sulo Group by the Environmental Services Division (€346.5 million).

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

An agreement was signed on December 11, 2007 for the sale of the “Jean Nicoli” boat and the effective transfer of ownership took place on April 1, 2008.

Back to Contents

NOTE 8. Investments in associates

The principal investments in associates with a value of greater than €10 million as of December 31, 2008 are as follows:

	As of December 31,
	% control			Share in equity			Share of net income
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	92.3	95.7	95.4	1.3	1.0	0.8
Cie Méridionale de Navigation	45.00%	45.00%	45.00%	42.8	34.9	28.0	7.9	6.9	5.1
Doshion VWS	30.00%			15.8			-
Cie Méridionale de Participations	45.00%	45.00%	45.00%	12.5	12.5	12.4	-	0.1	-
Stadtereinigung Holtmeyer Gmbh	40.00%			12.3	-		1.0
TIRU	24.00%	24.00%	24.00%	11.4	13.1	13.6	0.1	0.1	2.2
Stadtreinigung Dresden Gmbh	49.00%			10.1	9.6		1.3
Other amounts < €10 million in 2007 and 2008				114.4	126.3	91.6	6.9	8.8	(2.1)
Investments in associates				311.6	292.1	241.0	18.5 (1)	16.9 (1)	6.0 (1)

(1) This amount includes the share of net income of associates realized by the Clemessy sub-group, prior to its disposal in December 2008. Pursuant to IFRS 5, this net income was transferred from “Share of net income of associates” to “Net income from discontinued operations” in the amount of €0.1 million in 2008 and €0.2 million in 2007 and 2006.

Back to Contents

Movements in investments in associates in 2008 are as follows:

(€ million)	% control as of December 31, 2008	2007	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2008
Fovarosi Csatomazasi Muvek	25.00%	95.7	1.3	-	(4.7)	-	-	92.3
Cie Méridionale de Navigation	45.00%	34.9	7.9	-	-	-	-	42.8
Doshion VWS	30.00%				(0.1)	15.9	-	15.8
Cie Méridionale de Participations	45.00%	12.5	-	-	-	-	-	12.5
Stadtereinigung Holtmeyer Gmbh	40.00%	-	1.0	-	-	11.3	-	12.3
TIRU	24.00%	13.1	0.1		(0.8)	-	(1.0)	11.4
Stadtreinigung Dresden Gmbh	49.00%	9.6	1.3	(1.0)	-	2.5	(2.3)	10.1
Other amounts < €10 million in 2007 and 2008		126.3	6.9	(6.4)	1.6	(9.5)	(4.5)	114.4
Investments in associates		292.1	18.5 (1)	(7.4)	(4.0)	20.2	(7.8)	311.6

No amounts were transferred to Assets classified as held for sale in 2006, 2007 or 2008.

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Non-current assets	696.1	870.8	848.6
Current assets	328.1	310.4	256.7
Total assets	1,024.2	1,181.2	1,105.3
Equity attributable to equity holders of the parent	559.4	618.7	586.3
Minority interests	(1.1)	0.8	1.0
Non-current liabilities	244.2	325.2	263.1
Current liabilities	221.7	236.5	254.9
Total equity and liabilities	1,024.2	1,181.2	1,105.3
Income Statement
Revenue	456.5	377.6	329.5
Operating income	52.6	31.6	37.2
Net income for the year	34.7	14.9	24.6

Back to Contents

Recap: Movements in investments in associates during 2007 are as follows:

(€ million)	% control as of December 31, 2007	2006	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2007
Fovarosi Csatomazasi Muvek	25.00%	95.4	1.0	-	(0.7)	-	-	95.7
Cie Méridionale de Navigation	45.00%	28.0	6.9	-	-	-	-	34.9
TIRU	24.00%	13.6	0.1	-	(0.5)	-	(0.1)	13.1
Cie Méridionale de Participations	45.00%	12.4	0.1	-	-	-	-	12.5
Other amounts < €10 million in 2006 and 2007		91.6	8.8	(6.5)	(1.8)	43.1	0.7	135.9
Investments in associates		241.0	16.9	(6.5)	(3.0)	43.1	0.6	292.1

NOTE 9. Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in non-consolidated investments during 2008:

(€ million)	As of December 31, 2007	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2008
Non-consolidated investments	256.1	45.4	(49.5)	(30.2)	(18.6)	1.2	(1.6)	202.8
(1) Impairment losses are recorded in financial income and expenses.

Fair value adjustments mainly concern Gaz de Bordeaux shares in the amount of €8.8 million in the Energy Services Division and Mediterranea Delle Acque shares in the amount of -€27.5 million in the Water Division, as a result of negatives movements in the stock market.

Disposals concern the sale of Avacon shares in the Water Division and Domino Sanepar shares by Proactiva in the amount of €25 million and €20.6 million, respectively.

Changes in consolidation scope primarily concern the consolidation for the first time in 2008 of the Eco Créative entities in Japan (Water Division) and of Eolfi (Other businesses).

Back to Contents

Non-consolidated investments break down as follows:

(€ million)	% holding as of December 31, 2008	Gross carrying amount as of December 31, 2008	Impairment losses (2)	Fair value adjustments	Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007	Net carrying amount as of December 31, 2006
Méditerranea delle Acque (formerly Genova Acque) (1)	17.1%	26.3		2.0	28.3	55.8	26.0
Avacon	-				-	26.6	25.0
Domino Sanepar	-	-			-	20.6	20.7
Gaz de Bordeaux (1)	24.0%	17.5		11.7	29.2	20.4	19.3
Net carrying amount per unit < €20 million in 2008 and 2007		163.2	(19.7)	1.8	145.3	132.7	90.7
Non-consolidated investments		207.0	(19.7)	15.5	202.8	256.1	181.7
(1) Investment not consolidated as not satisfying the "significant influence" criteria. (2) Impairment losses recognized in the period are recorded in financial income and expenses.

Recap: Movements in non-consolidated investments during 2007 are as follows:

(€ million)	As of December 31, 2006	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2007
Non-consolidated investments	181.7	51.7	(2.9)	(3.4)	32.6	1.0	(4.6)	256.1
(1) Impairment losses are recorded in financial income and expenses.

Back to Contents

NOTE 10. Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Note 1.21).

Movements in the net carrying amount of non-current and current operating financial assets during 2008:

(€ million)	As of December 31, 2007	New financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	5,278.4	551.0	(3.2)	-	87.8	(129.6)	(453.2)	(19.7)	5,311.5
Impairment losses	(6.0)	-	-	(6.4)	-	(0.2)	-	-	(12.6)
Non-current operating financial assets	5,272.4	551.0	(3.2)	(6.4)	87.8	(129.8)	(453.2)	(19.7)	5,298.9
Gross	355.2	1.7	(355.0)	-	5.4	(8.7)	453.2	0.5	452.3
Impairment losses	-	-	-	-	-	-	-	-	-
Current operating financial assets	355.2	1.7	(355.0)	-	5.4	(8.7)	453.2	0.5	452.3
Non-current and current operating financial assets	5,627.6	552.7	(358.2)	(6.4)	93.2	(138.5)	-	(19.2)	5,751.2
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2008 mainly concern:

•

the Water Division and in particular projects in Berlin (€113.9 million), the Oman Sur BOT contract (€63.4 million) and the Brussels Aquiris contract (€40.2 million);

•

the Energy Services Division and in particular cogeneration plants (€58.2 million).

The principal repayments of operating financial assets in 2008 concern:

•

the Water Division and in particular projects in Berlin (-€135.3 million);

•

the Energy Services Division and in particular cogeneration plants (-€96.6 million).

Foreign exchange translation losses mainly concern the Water Division (-€45.0 million) and the Environmental Services Division (-€85.5 million), following the depreciation of the Korean won, the Chinese renminbi yuan and the pound sterling against the euro.

Changes in consolidation scope mainly concern the Water Division and the acquisition of a joint investment in Veolia Israel (Ashkelon contract) in the amount of €98.4 million.

Back to Contents

The breakdown of operating financial assets by division is as follows:

(€ million)	As of December 31,
	Non-current assets			Current assets			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Water	3,851.0	3,719.4	3,667.0	232.2	165.1	163.5	4,083.2	3,884.5	3,830.5
Environmental Services	768.4	858.1	711.2	68.6	44.3	25.8	837.0	902.4	737.0
Energy Services	562.0	585.4	651.0	117.4	126.9	120.1	679.4	712.3	771.1
Transportation	71.6	104.3	98.8	33.9	18.7	16.6	105.5	123.0	115.4
Other	45.9	5.2	5.4	0.2	0.2	0.2	46.1	5.4	5.6
Operating financial assets	5,298.9	5,272.4	5,133.4	452.3	355.2	326.2	5,751.2	5,627.6	5,459.6

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than five years	Total
Water	211.6	392.7	395.6	2,640.3	3,640.2
Environmental Services	58.6	123.6	119.1	458.5	759.8
Energy Services	9.4	25.8	11.8	27.2	74.2
Transportation	33.9	31.2	10.9	29.5	105.5
Other	0.2	-	-	4.7	4.9
Total	313.7	573.3	537.4	3,160.2	4,584.6

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than five years	Total
Water	20.6	54.1	60.9	307.4	443.0
Environmental Services	10.0	20.1	19.9	27.2	77.2
Energy Services	108.0	221.3	115.1	160.8	605.2
Transportation	-	-	-	-	-
Other	-	-	-	41.2	41.2
Total	138.6	295.5	195.9	536.6	1 166.6

Back to Contents

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2007 are as follows:

(€ million)	As of December 31, 2006	New financial assets	Repayments/ disposals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Gross	5,139.4	414.2	(36.4)	-	212.8	(98.3)	(355.9)	2.6	5,278.4
Impairment losses	(6.0)	-	-	-	-	-	-	-	(6.0)
Non-current operating financial assets	5,133.4	414.2	(36.4)	-	212.8	(98.3)	(355.9)	2.6	5,272.4
Gross	326.2	6.3	(324.3)	-	5.0	(4.5)	355.9	(9.4)	355.2
Impairment losses	-	-	-	-	-	-	-	-	-
Current operating financial assets	326.2	6.3	(324.3)	-	5.0	(4.5)	355.9	(9.4)	355.2
Non-current and current operating financial assets	5,459.6	420.5	(360.7)	-	217.8	(102.8)	-	(6.8)	5,627.6

The principal new operating financial assets in 2007 mainly concern:

•

the Water Division and in particular projects in Berlin (€140.8 million), the Oman Sur BOT contract (€46.8 million) and the Veolia Eau Hynix industrial contract in Korea (€26.2 million);

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

Back to Contents

NOTE 11. Other non-current financial assets

Movements in the value of other non-current financial assets during 2008:

(€ million)	As of December 31, 2007	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2008
Gross	572.6	262.0	(30.6)	18.2	-	(20.0)	(6.6)	7.4	803.0
Impairment losses	(57.6)	-	-	0.3	(3.4)	(3.0)	-	0.3	(63.4)
Non-current financial assets in loans and receivables	515.0	262.0	(30.6)	18.5	(3.4)	(23.0)	(6.6)	7.7	739.6
Other non-current financial assets	231.0	35.5	(10.3)	(33.0)	(1.9)	(7.6)	-	(136.0)	77.7
Total Other non-current financial assets	746.0	297.5	(40.9)	(14.5)	(5.3)	(30.6)	(6.6)	(128.3)	817.3
(1) Impairment losses are recorded in financial income and expenses.

Non-current financial assets in loans and receivables

Additions mainly correspond to the change in the non-Group portion of the loan to Dalkia International for €208.6 million.

As of December 31, 2008, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €434.2 million (Dalkia International and its subsidiaries).

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.15.2.

Other movements notably concern the use of the investment placed in an escrow account in 2007, in the amount of €94.7 million, on the acquisition of Tianjin Shibei shares in China (Water Division).

Back to Contents

Recap: Movements in the value of other non-current financial assets during 2007:

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

As of December 31, 2007, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €238.7 million (Dalkia International).

Other non-current financial assets

Additions mainly correspond to an investment placed in an escrow account with a view to the acquisition of Tianjin Shibei shares in China for €113.2 million (Water Division).

Other movements notably concern the non-Group portion of loans granted to proportionately consolidated companies for -€50.9 million (mainly Dalkia and Berlin) and the reclassification in non-current financial assets of repayment entitlements relating to benefits granted to Australian employees in the Transportation Division for +€23.0 million.

Back to Contents

NOTE 12. Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business through the Income Statement	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Deferred tax assets, gross	2,037.5	18.7	71.7	26.6	13.2	(17.5)	2,150.2
Deferred tax assets not recognized	(569.4)	(2.2)	(11.3)	1.6	11.0	(0.4)	(570.7)
Deferred tax assets, net	1,468.1	16.5	60.4	28.2	24.2	(17.9)	1,579.5
Deferred tax liabilities	1,794.7	101.6	12.2	127.3	(85.4)	(14.4)	1,936.0

As of December 31, 2008, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring of Water businesses in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed U.S.$4 billion, are currently being reviewed by the U.S. tax authorities, at the request of the company, which considers the validity of these tax losses to be established, based on external appraisals. A deferred tax asset of U.S.$434 million (€312 million) is recognized in the balance sheet in respect of these tax losses as of December 31, 2008.

As a result of the new tax schedule, notably integrating flows relating to Thermal North America Inc. for three additional years, the Group recognized an additional deferred tax asset of €47 million during the year.

Conversely, the French tax group offset tax losses brought forward and previously capitalized in the amount of €34 million.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidation scope primarily concern the entry into the scope of consolidation of Tianjin Shibei, in the Water Division in China in the amount of €0.3 million in assets and €37.7 million in liabilities and the divestment of the Clemessy and Crystal entities in the Energy Services Division for -€14.6 million in assets and -€1.5 million in liabilities.

Foreign exchange translation losses are mainly due to fluctuations in the U.S. dollar and the pound sterling against the euro.

Other movements primarily consist of the reclassification of certain French subsidiaries under joint control in the Water Division, in “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale”. The deferred tax assets and liabilities of these subsidiaries were reclassified in the amount of -€7.5 million and -€10.9 million respectively.

Back to Contents

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Deferred tax assets
Tax losses	895.3	851.0	775.4
Provisions and impairment losses	332.4	338.1	272.1
Employee benefits	187.0	134.6	172.4
Financial instruments	142.5	106.0	97.6
Operating Financial Assets	106.1	107.5	119.3
Fair value remeasurement of assets purchased	79.3	88.5	36.7
Foreign exchange translation	53.9	44.0	21.1
Finance leases	34.2	31.4	34.1
Intangible assets and Property, plant and equipment	21.8	20.5	14.7
Other	297.7	315.9	244.2
Deferred tax assets, gross	2,150.2	2,037.5	1,787.6
Deferred tax assets not recognized	(570.7)	(569.4)	(431.9)
Recognized deferred tax assets	1,579.5	1,468.1	1,355.7

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Deferred tax liabilities
Intangible assets and Property, plant and equipment	676.6	662.0	553.6
Fair value remeasurement of assets purchased	276.4	310.1	223.4
Operating Financial Assets	191.5	187.1	165.9
Financial instruments	89.2	48.4	43.5
Finance leases	76.1	18.9	27.4
Provisions	56.8	52.9	33.4
Foreign exchange translation	38.9	23.0	25.0
Employee benefits	19.0	4.3	-
Other	511.5	488.0	432.7
Deferred tax liabilities	1,936.0	1,794.7	1,504.9

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Deferred tax assets, net
Deferred tax assets on net income	1,433.8	1,400.5	1,276.7
Deferred tax assets on reserves	145.7	67.6	79.0
Deferred tax assets, net	1,579.5	1,468.1	1,355.7
Deferred tax liabilities
Deferred tax liabilities on net income	1,876.8	1,755.1	1,476.4
Deferred tax liabilities on reserves	59.2	39.6	28.5
Deferred tax liabilities	1,936.0	1,794.7	1,504.9

Back to Contents

The schedule for the expiration of unrecognized tax losses as of December 31, 2008 is the following:

(€ million)	Maturity			Total
	≤ 5 years	> 5 years	Unlimited
Tax losses not recognized	12.9	57.0	368.1	438.0

Recap: Movements in deferred tax assets and liabilities during 2007 are as follows:

(€ million)	As of December 31, 2006	Changes in business through the Income Statement	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Deferred tax assets, gross	1,787.6	167.3	(19.9)	186.2	(73.0)	(10.7)	2,037.5
Deferred tax assets not recognized	(431.9)	(140.4)	(10.3)	0.9	5.7	6.6	(569.4)
Deferred tax assets, net	1,355.7	26.9	(30.2)	187.1	(67.3)	(4.1)	1,468.1
Deferred tax liabilities	1,504.9	30.7	5.8	328.7	(70.7)	(4.7)	1,794.7

Back to Contents

NOTE 13. Working capital

Movements in net working capital during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Inventories and work-in-progress, net	839.4	172.1	(43.2)	75.4	(20.6)	(1.1)	1,022.0
Operating receivables, net	12,459.4	857.4	(24.6)	(33.7)	(183.2)	17.9	13,093.2
Operating payables, net	12,944.8	983.2	-	(36.6)	(231.3)	(68.3)	13,591.8
Net working capital	354.0	46.3	(67.8)	78.3	27.5	85.1	523.4

Net working capital of certain French subsidiaries under joint control in the Water Division was transferred to “Assets classified as held for sale” (€74.2 million) and “Liabilities directly associated with assets classified as held for sale” (-€81.5 million) in the net amount of -€7.3 million.

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables, tax receivables and payables other than current tax), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). Movements in each of these working capital categories in 2008 were as follows:

(€ million)	As of December 31, 2007	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Inventories and work-in-progress, net	839.4	172.1	(43.2)	75.4	(20.6)	(1.1)	1,022.0
Operating receivables (including tax receivables other than current tax)	12,216.4	820.4	(24.6)	(43.6)	(156.9)	32.7	12,844.4
Operating payables (including tax payables other than current tax)	(12,228.6)	(843.9)	-	55.4	178.4	46.8	(12,791.9)
Operating working capital	827.2	148.6	(67.8)	87.2	0.9	78.4	1,074.5
Tax receivables (current tax)	197.7	42.2	-	9.6	(26.4)	3.8	226.9
Tax payables (current tax)	(281.2)	(77.3)	-	(6.6)	39.2	1.2	(324.7)
Tax working capital	(83.5)	(35.1)	-	3.0	12.8	5.0	(97.7)
Receivables on non-current asset disposals	45.2	(5.3)	-	0.4	0.1	(18.6)	21.8
Capital expenditure payables	(435.0)	(61.9)	-	(12.3)	13.7	20.3	(475.2)
Investment working capital	(389.8)	(67.2)	-	(11.9)	13.8	1.7	(453.4)
Net working capital	354.0	46.3	(67.8)	78.3	27.5	85.1	523.4

Back to Contents

Movements in inventories during 2008 are as follows:

Inventories (€ million)	As of December 31, 2007	Changes in business	Impairment losses	Reversals of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Raw materials and supplies	526.6	97.3	-	-	26.4	(18.4)	3.4	635.3
Work-in-progress	257.3	47.3	-	-	29.8	(1.5)	(3.6)	329.3
Other inventories	96.7	27.5	-	-	19.8	(3.7)	(0.9)	139.4
Inventories and work-in-progress, gross	880.6	172.1	-	-	76.0	(23.6)	(1.1)	1,104.0
Impairment losses on raw materials and supplies	(33.2)	-	(17.3)	7.2	(0.9)	1.5	-	(42.7)
Impairment losses on work-in-progress	(1.4)	-	(0.5)	0.8	0.3	0.1	-	(0.7)
Impairment losses on other inventories	(6.6)	-	(34.1)	0.7	-	1.4	-	(38.6)
Impairment losses on inventories and work-in-progress	(41.2)	-	(51.9)	8.7	(0.6)	3.0	-	(82.0)
Inventories and work-in-progress, net	839.4	172.1	(51.9)	8.7	75.4	(20.6)	(1.1)	1,022.0

Impairment losses were primarily recognized in the Energy Services and Environmental Services Divisions as a result of the fall in commodity prices (paper, ferrous and non-ferrous metals and CO2).

Movements in operating receivables during 2008 are as follows:

Operating receivables (€ million)	As of December 31, 2007	Changes in business	Impairment losses (1)	Reversals of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Trade receivables	9,813.7	623.8	-	-	(19.5)	(121.7)	(43.3)	10,253.0
Impairment losses on trade receivables	(510.0)	-	(145.2)	115.0	(28.9)	14.5	3.6	(550.9)
Trade receivables, net (2)	9,303.7	623.8	(145.2)	115.0	(48.4)	(107.2)	(39.7)	9,702.1
Other operating receivables	1,508.1	(25.3)	-	-	13.1	(34.8)	(147.0)	1,314.1
Impairment losses on other operating receivables	(75.1)	-	(8.0)	13.6	(0.1)	0.4	9.5	(59.6)
Other operating receivables, net (2)	1,433.0	(25.3)	(8.0)	13.6	13.0	(34.4)	(137.5)	1,254.5
Other receivables (3)	530.6	111.2	-	-	9.5	(11.1)	23.3	663.4
Tax receivables	1,192.1	147.7	-	-	(7.8)	(30.5)	171.9	1,473.2
Operating receivables, net	12,459.4	857.4	(153.2)	128.6	(33.7)	(183.2)	18.0	13,093.2

(1) Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Cash flow statement.

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

Changes in consolidation scope primarily concerned the following acquisitions and disposals:

•

Water: Acquisition of Japanese subsidiaries for €32.1 million;

•

Environmental Services: Acquisition of Bartin Group for €90.4 million;

•

Energy Services: Disposal in December 2008 of the Clemessy and Crystal cash-generating units for -€370.9 million and acquisition of companies in Italy and Poland for €17.8 million and €12.5 million respectively.

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the Australian dollar, partially offset by the appreciation of the U.S. dollar and Japanese yen against the euro.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division, to “Assets classified as held for sale” in the amount of -€69.1 million.

Securitization of receivables in France

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. This agreement was renewed on May 31, 2007 for an additional 5 years. Veolia Environnement decided to renew this agreement and include 16 new transferor companies in the Water Division (France), bringing the number of transferor companies to 24. Total securitized debts total €496.6 million as of December 31, 2008 compared to €495.5 million at the end of December 2007.

These receivables are retained in assets and the financing secured is recorded in “Current borrowings” (see Note 19, Current borrowings).

Assignment of receivables

Receivables definitively assigned to third parties in the Energy Services Division in Italy totaled €69.4 million as of December 31, 2008, compared to €25.5 million as of December 31, 2007.

Movements in operating payables during 2008 are as follows:

Operating liabilities (€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Trade payables (1)	5,343.8	415.4	(38.6)	(50.1)	(36.2)	5,634.5
Other operating payables (1)	5,009.4	161.7	112.0	(100.0)	(70.8)	5,112.2
Other liabilities (2)	1,184.3	188.9	(51.1)	(30.5)	(36.0)	1,255.6
Tax and employee-related liabilities	1,407.3	217.1	(58.9)	(50.6)	74.7	1,589.5
Operating payables	12,944.8	983.1	(36.6)	(231.2)	(68.3)	13,592.8
(1) Financial liabilities as defined by IAS 39, valued at amortized cost. (2) Primarily deferred income.

Back to Contents

Trade payables are treated as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions and disposals:

•

Water: Acquisition of Japanese subsidiaries for €49.8 million;

•

Environmental Services: Acquisition of Bartin Group for €85.4 million;

•

Energy Services: Disposal in December 2008 of the Clemessy and Crystal cash-generating units for -€425.2 million and acquisition of companies in Italy and Poland for €18.8 million and €9.5 million respectively.

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the Australian dollar, partially offset by the appreciation of the U.S. dollar and Chinese renminbi yuan against the euro.

Other movements primarily consist of the reclassification of the assets and liabilities of certain French subsidiaries under joint control in the Water Division to “Liabilities directly associated with assets classified as held for sale” in the amount of -€81.5 million.

Recap: Movements in net working capital during 2007 are as follows:

(€ million)	As of December 31, 2006	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Inventories and work-in-progress, net	731.8	62.3	(1.5)	53.2	(8.7)	2.3	839.4
Operating receivables, net	10,968.7	1,115.9	(10.1)	514.6	(141.6)	11.9	12,459.4
Operating payables, net	11,268.6	1,135.8	-	568.8	(151.1)	122.7	12,944.8
Net working capital	431.9	42.4	(11.6)	(1.0)	0.8	(108.5)	354.0

Back to Contents

NOTE 14. Other current financial assets

Movements in other current financial assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	174.1	90.7	(8.4)	-	-	1.3	6.6	19.0	283.3
Impairment losses	(21.3)	-	(0.3)	-	(4.4)	-	-	(1.9)	(27.9)
Current financial assets in loans and receivables, net	152.8	90.7	(8.7)	-	(4.4)	1.3	6.6	17.1	255.4
Other current financial assets	177.2	6.9	(12.4)	(0.3)	(3.4)	(5.6)	-	(96.4)	66.0
Total Other current financial assets, net	330.0	97.6	(21.1)	(0.3)	(7.8)	(4.3)	6.6	(79.3)	321.4
(1) Impairment losses are recorded in financial income and expenses.

Other short-term loans are treated as loans and receivables as defined by IAS 39 for accounting purposes.

Other financial assets are treated as available-for-sale assets for accounting purposes.

Other current financial assets as of December 31, 2008 of €321.4 million primarily comprise loans granted to non-consolidated companies in the Water division of €42.2 million, funds placed in an escrow account with a view to acquisitions in the Water and Energy Services Divisions of €64.7 million and pre-financing of assets in the Transportation Division of €122.8 million.

Other movements notably concern the use of funds placed in an escrow account in the amount of -€91.0 million, on the acquisition of Tianjin Shibei shares in China (Water Division).

Back to Contents

Recap: Movements in the value of other non-current financial assets during 2007 are as follows:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2007
Gross	363.3	27.6	4.6	-	-	(1.5)	(219.9)	174.1
Impairment losses	(158.0)	-	(1.0)	-	(3.3)	0.1	140.9	(21.3)
Current financial assets in loans and receivables, net	205.3	27.6	3.6	-	(3.3)	(1.4)	(79.0)	152.8
Other current financial assets	66.4	90.9	37.6	(1.3)	0.1	(6.7)	(9.8)	177.2
Total Other current financial assets, net	271.7	118.5	41.2	(1.3)	(3.2)	(8.1)	(88.8)	330.0
(1) Impairment losses are recorded in financial income and expenses.

Other current financial assets as of December 31, 2007 primarily comprise the non-Group portion of loans and current accounts, the pre-financing of assets in the Transportation Division and funds placed in an escrow account with a view to the acquisition of Tianjin Shibei shares in China for €106.1 million.

Back to Contents

NOTE 15. Cash & Cash equivalents

Movements in cash and cash equivalents during 2008:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2008
Cash	1,449.5	(119.0)	16.2	-	(24.7)	(4.1)	1,317.9
Cash equivalents	1,666.1	845.1	13.0	-	(2.9)	10.4	2,531.7
Cash & cash equivalents	3,115.6	726.1	29.2	-	(27.6)	6.3	3,849.6
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of €1.8 million were transferred to “Assets classified as held for sale” in 2008, compared to €0.3 million in 2007.

Changes in consolidation scope primarily concerned the following acquisitions and disposals:

•

Water: Acquisition of subsidiaries in Japan and the United Kingdom for €21.6 million and €27.4 million respectively.

•

Energy Services: Disposal in December 2008 of the Clemessy and Crystal sub-groups for -€86.4 million and acquisition of the Praterm Group in Poland for €20.3 million;

•

Other: Acquisition of the Eolfi Group (wind turbine energy) for €11.2 million.

As of December 31, 2008, the Water Division held cash of €492.0 million, the Environmental Services Division held cash of €204.2 million, the Energy Services Division held cash of €268.5 million, the Transportation Division held cash of €176.2 million, Veolia Environnement SA held cash of €3.3 million and certain subsidiaries (primarily insurance) held cash of €173.7 million.

Investment supports used by the Group include UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) and monetary notes.

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group.

As of December 31, 2008, cash equivalents were primarily held by Veolia Environnement SA in the amount of €2,280.2 million including non-dynamic monetary UCITS of €586.0 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €955.8 million and monetary notes of €729.2 million. Cash equivalents are accounted for as assets designated at fair value through the Income Statement.

Back to Contents

Investment lines in excess of €100 million break down by financial institution as following:

(€ million)	As of December 31, 2008
Euro Monetary UCITS
BFT monétaire	302
Groupama entreprises	284
Monetary notes
Société Générale	729
Treasury notes
Unedic	135
Certificates of deposit
Barclays	150
Royal Bank of Scotland	151
Natixis	100
Société Générale	100
Crédit Agricole SA	200

Recap: Movements in cash and cash equivalents during 2007 are as follows:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2007
Cash	1,263.8	97.3	114.9	-	(8.1)	(18.4)	1,449.5
Cash equivalents	1,394.2	333.8	20.4	(0.1)	(2.4)	(79.8)	1,666.1
Cash & cash equivalents	2,658.0	431.1	135.3	(0.1)	(10.5)	(98.2)	3,115.6
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of €0.3 million were transferred to Assets classified as held for sale in 2007.

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

As of December 31, 2007, cash equivalents were primarily held by Veolia Environnement SA in the amount of €1,416.1 million (including cash mutual fund investments of €515.8 million, treasury notes of €601.1 million and cash notes of €278.8 million).

Back to Contents

NOTE 16. Equity

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2006	407,872,606	2,039.4	6,499.1	(452.7)	(4,452.1)	212.3	(55.8)	3,790.2	1,888.0	5,678.2
Issues of share capital of the parent company	4,753,944	23.7	142.1	-	15.8	-	-	181.6	-	181.6
Elimination of treasury shares		-	-	(26.9)	25.8	-	-	(1.1)	-	(1.1)
Share purchase and subscription options		-	-	-	16.7	-	-	16.7	-	16.7
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	158.8	158.8
Parent company dividend distribution		-	-	-	(336.3)	-	-	(336.3)	-	(336.3)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(142.9)	(142.9)
Foreign exchange translation		-	-	-	-	(106.8)	0.5	(106.3)	6.2	(100.1)
Fair value adjustments		-	-	-	0.2	-	33.2	33.4	1.3	34.7
Actuarial gains or losses on pension obligations		-	-	-	26.4	-	-	26.4	(0.8)	25.6
Net income for the year		-	-	-	758.7	-	-	758.7	236.2	994.9
Other changes		-	-	-	(41.9)	39.1	0.3	(2.5)	45.8	43.3

Back to Contents

As of December 31, 2006	412,626,550	2,063.1	6,641.2	(479.6)	(3,986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4
Issues of share capital of the parent company	59,136,206	295.7	2,538.3	-	33.8	-	-	2,867.8	-	2,867.8
Elimination of treasury shares		-	-	18.9	(0.3)	-	-	18.6	-	18.6
Share purchase and subscription options		-	-	-	15.6	-	-	15.6	-	15.6
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	178.5	178.5
Parent company dividend distribution		-	-	-	(419.7)	-	-	(419.7)	-	(419.7)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(144.6)	(144.6)
Foreign exchange translation		-	-	-	-	(264.3)	-	(264.3)	15.4	(248.9)
Fair value adjustments		-	-	-	-	(8.1)	47.1	39.0	(0.8)	38.2
Actuarial gains or losses on pension obligations		-	-	-	79.5	-	-	79.5	8.5	88.0
Net income for the year		-	-	-	927.9,	-	-	927.9	326.9	1,254.8,
Other changes		-	-	-	(17.3)	8.7	(3.7)	(12.3)	1.3	(11.0)

Back to Contents

As of December 31, 2007	471,762,756	2,358.8	9,179.5	(460.7)	(3,367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7
Issues of share capital of the parent company	813,910	4.1	17.9					22.0	-	22.0
Elimination of treasury shares				3.2	2.3			5.5	-	5.5
Share purchase and subscription options					5.5			5.5		5.5
Third party share in share capital increases by subsidiaries and changes in consolidation scope									(129.0)	(129.0)
Parent company dividend distribution					(553.5)			(553.5)		(553.5)
Third party share in dividend distributions by subsidiaries									(200.8)	(200.8)
Foreign exchange translation						(591.9)		(591.9)	(1.9)	(593.8)
Fair value adjustments						298.1	(101.6)	196.5	(10.5)	186.0
Actuarial gains or losses on pension obligations					(94.8)			(94.8)	(9.2)	(104.0)
Net income for the year					405.1			405.1	304.1	709.2
Other changes					13.1	(20.0)	0.8	(6.1)		(6.1)
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7

The dividend distribution per share was €1.21, €1.05 and €0.85 in 2008, 2007 and 2006 respectively.

A dividend distribution of €1.21 per share is proposed to the Annual Shareholders’ Meeting of May 7, 2009.

Back to Contents

16.1. Share capital management objectives, policies and procedures

Veolia Environnement manages its share capital within the framework of a prudent and rigorous financial policy that seeks to ensure easy access to French and international capital markets, to enable investment in projects that create value and provide shareholders with a satisfactory remuneration, while maintaining a credit rating in excess of BBB.

This policy has led Veolia Environnement to define a debt coverage ratio: Net debt / (Operating cash flow before changes in working capital + principal payments on operating financial assets) of between 3.5 and 4.

Net debt represents gross borrowings (non-current borrowings, current borrowings, bank overdrafts and other cash position items), less cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Recurring net income attributable to equity holders of the parent is defined as follows: recurring portion of operating income + recurring portion of financial items + recurring portion of the share of net income of associates - recurring portion of net income attributable to minority interests + recurring portion of the income tax expense. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units. By their nature, all amendments to goodwill (impairment or badwill) are non-recurring.

16.2. Equity attributable to equity holders of the parent

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

In 2008, Veolia Environnement performed a share capital increase of €22 million following the exercise of share purchase and subscription options.

Number of shares outstanding and par value

407,872,606 shares were outstanding as of January 1, 2006, 412,626,550 as of December 31, 2006, 471,762,756 as of December 31, 2007 and 472,576,666 as of December 31, 2008 (including treasury shares). The par value of each share is €5.

Back to Contents

16.2.2 Offset of treasury shares against equity

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

In 2007, the net decrease in treasury shares was 133,654 shares, for a net carrying amount of €3.2 million. As of December 31, 2007, the Group held 15,120 654 of its own shares.

In 2008, the net decrease in treasury shares was 140,620 shares, for a net carrying amount of €3.2 million. As of December 31, 2008, the Group held 14,980,034 of its own shares.

16.2.3 Share purchase and subscription options

In accordance with IFRS 2, an expense of €16.7 million in 2006, €15.6 million in 2007 and €5.5 million in 2008 was recognized in respect of share option plans granted to employees.

16.2.4 Appropriation of net income and dividend distribution

A dividend distribution of €553.5 million was paid in 2008 out of 2007 net income attributable to equity holders of the parent of €927.9 million. The residual balance of €374.4 million was transferred to Veolia Environnement consolidated reserves.

16.2.5 Foreign exchange translation reserves

Accumulated foreign exchange translation reserves as of January 1, 2006 are positive in the amount of €212.3 million (portion attributable to equity holders of the parent), including €49.1 million related to the U.S. dollar and €41.7 million related to the Korean won.

In 2006, translation losses of €106.3 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €95.0 million.

Accumulated foreign exchange translation reserves as of December 31, 2006 are positive in the amount of €144.6 million (portion attributable to equity holders of the parent), including +€32.6 million related to the Korean won, +€60.4 million related to the pound sterling, +€68.8 million related to the Czech crown and -€45.9 million related to the U.S. dollar.

In 2007, translation losses of €263.7 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €80.3 million, the pound sterling in the amount of €122.2 million and the Chinese renminbi yuan in the amount of €41.9 million.

Accumulated foreign exchange translation reserves as of December 31, 2007 are negative in the amount of €119.1 million (portion attributable to equity holders of the parent), including -€126.2 million related to the U.S. dollar, -€61.8 million related to the pound sterling, +€80.7 million related to the Czech crown and -€46.0 million related to the Chinese renminbi yuan.

In 2008, translation losses of €313.8 million (portion attributable to equity holders of the parent) primarily concerned the pound sterling in the amount of -€324.1 million, the U.S. dollar in the amount of €74.4 million and the Chinese renminbi yuan in the amount of €156.1 million.

Accumulated foreign exchange translation reserves as of December 31, 2008 are negative in the amount of €432.9 million (portion attributable to equity holders of the parent), including -€51.8 million related to the U.S. dollar, -€385.9 million related to the pound sterling, +€74 million related to the Czech crown and +€110.1 million related to the Chinese renminbi yuan.

Back to Contents

The marked drop in foreign exchange translation reserves primarily reflects the appreciation of the euro against the pound sterling in 2008, while at the end of the fiscal year the U.S. dollar and Chinese renminbi yuan appreciated against the euro. Movements in foreign exchange translation reserves are nonetheless significantly reduced by the Group policy of securing borrowings in the local currency.

Movements in foreign exchange translation reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	o/w attributable to equity holders of the parent
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	237.8	186.5
Translation differences on net foreign investments	(42.8)	(41.9)
As of December 31, 2006	195.0	144.6
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(26.1)	(84.8)
Translation differences on net foreign investments	(36.8)	(34.3)
As of December 31, 2007	(62.9)	(119.1)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(307.0)	(295.0)
Translation differences on net foreign investments	(15.9)	(18.8)
Movements in 2008	(322.9)	(313.8)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(333.0)	(379.8)
Translation differences on net foreign investments	(52.8)	(53.1)
As of December 31, 2008	(385.8)	(432.9)

Breakdown by currency of Foreign exchange translation reserves attributable to equity holders of the parent:

(€ million)	As of December 31, 2006	As of December 31, 2007	Movement	As of December 31, 2008
Pound sterling	60.4	(61.8)	(324.1)	(385.9)
Chinese renminbi yuan	(4.1)	(46.0)	156.1	110.1
Czech crown	68.8	80.7	(6.7)	74.0
U.S. dollar	(45.9)	(126.2)	74.4	(51.8)
Australian dollar	1.0	(0.7)	(44.8)	(45.5)
Korean won	32.6	8.8	(41.1)	(32.3)
Polish zloty	5.2	11.3	(36.0)	(24.7)
Hong Kong dollar	8.2	16.3	(40.8)	(24.5)
Norwegian crown	(0.6)	2.4	(20.3)	(17.9)
Romanian leu	13.9	4.9	(12.0)	(7.1)
Canadian dollar	1.9	7.7	(12.5)	(4.8)
Swedish krona	1.5	(5.6)	1.7	(3.9)
Hungarian florint	3.4	2.7	(6.1)	(3.4)
Mexican peso	1.6	2.0	(3.1)	(1.1)
Egyptian pound	0.4	(0.6)	(0.2)	(0.8)
Other currencies	(3.7)	(15.0)	1.6	(13.4)
Total	144.6	(119.1)	(313.8)	(432.9)

Back to Contents

16.2.6 Fair value reserves

Fair value reserves attributable to equity holders of the parent are -€55.8 million as of January 1, 2006, -€21.8 million as of December 31, 2006, +€21.6 million as of December 31, 2007 and -€79.2 million as of December 31, 2008.

(€ million)	Available-for sale securities	Commodity derivatives hedging cash flows	Foreign exchange derivatives hedging cash flows	Interest rate derivatives hedging cash flows	Total	Attributable to equity holders of the parent
As of December 31, 2006	0.7	-	-	(23.1)	(22.4)	(21.8)
Fair value adjustments	32.5	1.0	0.8	12.1	46.4	47.1
Other movements	1.2	-	-	(5.1)	(3.9)	(3.7)
As of December 31, 2007	34.4	1.0	0.8	(16.1)	20.1	21.6
Fair value adjustments	(18.5)	(32.9)	(0.6)	(60.1)	(112.1)	(101.6)
Other movements	0.1	4.1	-	0.9	5.1	0.8
As of December 31, 2008	16.0	-27.8	0.2	(75.3)	(86.9)	(79.2)
Amounts are presented net of tax.

No material amounts were released to the Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

16.3. Minority interests

A breakdown of the movement in minority interests is presented in the Statement of changes in equity.

The decrease in minority interests in 2008 is mainly due to the share capital reduction performed by the company carrying the Berlin contract in the Water Division for -€131.2 million and the distribution of dividends for -€200.8 million, partially offset by the net income for the year of €304.1 million.

Back to Contents

NOTE 17. Non-current provisions and other debt and current provisions

Pursuant to IAS 37 (see Note 1.14), provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Euro
2 to 5 years	5.67%	5.27%	4.37%
6 to 10 years	5.97%	5.52%	4.60%
More than ten years	6.65%	6.04%	5.20%
U.S. Dollar
2 to 5 years	4.95%	4.35%	5.20%
6 to 10 years	5.75%	4.94%	5.36%
More than ten years	6.82%	5.84%	5.86%
Pound Sterling
2 to 5 years	6.13%	5.51%	5.60%
6 to 10 years	6.40%	5.66%	5.56%
More than ten years	6.46%	5.88%	5.60%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Back to Contents

Movements in non-current provisions and other debt during 2008:

(€ million)	As of December 31, 2007	Addition / charge	Repayment / Utilization during the year	Reversal	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Tax litigations	95.7	40.6	(19.1)	(0.7)		1.6	8.9	(0.9)	(0.6)	0.5	126.0
Employee litigations	10.3	2.7	(1.0)	(2.2)		0.1	-	-	(0.6)	-	9.3
Other litigations	78.7	16.5	(4.0)	(11.4)		2.3	0.8	0.2	(10.0)	3.1	76.2
Contractual commitments	268.1	177.0	(182.8)	(0.2)		-	0.4	-	-	(13.9)	248.6
Provisions for work-in-progress & losses to completion on LT contracts	276.4	23.0	(39.9)	(2.1)		12.1	24.1	(2.6)	(64.0)	(0.4)	226.6
Closure and post-closure costs	539.6	0.3	(12.1)	(1.1)		39.3	10.3	(20.1)	(34.1)	(1.7)	520.4
Restructuring provisions	1.3	0.2	(0.2)	(0.1)		-	-	-	-	-	1.2
Self-insurance provisions	133.8	27.3	(36.9)	(0.2)		3.6	(2.6)	1.9	(0.3)	0.1	126.7
Other	89.2	28.1	(9.3)	(9.7)		1.9	8.5	(4.7)	(6.3)	(0.7)	97.0
Non-current provisions excl. pensions and other employee benefits	1,493.1	315.7	(305.3)	(27.7)		60.9	50.4	(26.2)	(115.9)	(13.0)	1,432.0
Provisions for pensions and other employee benefits	645.8	78.5	(84.1)	(14.4)	135.5	21.0	(12.3)	(34.1)	-	(7.7)	728.2
Non-current provisions(1)	2,138.9	394.2	(389.4)	(42.1)	135.5	81.9	38.1	(60.3)	(115.9)	(20.7)	2,160.2
(1) Other non-current liabilities presented in “Non-current provisions and other debt” in 2006 were primarily reclassified in working capital in 2007.

Back to Contents

Movements in current provisions during 2008:

(€ million)	As of December 31, 2007	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Tax litigations	88.0	25.4	(30.1)	(4.4)	(2.0)	(0.6)	0.6	(13.7)	63.2
Employee litigations	28.7	15.7	(11.5)	(3.6)	(1.2)	(0.1)	0.6	0.1	28.7
Other litigations	125.5	51.9	(29.7)	(39.6)	(0.4)	(0.6)	10.7	(4.8)	113.0
Provisions for work-in-progress & losses to completion on LT contracts	189.8	58.4	(116.3)	(7.9)	(4.2)	(5.2)	64.0	(19.8)	158.8
Closure and post-closure costs	65.9	4.9	(34.5)	(0.3)	(0.8)	(4.4)	34.1	3.8	68.7
Restructuring provisions	32.0	23.0	(21.2)	(7.2)	1.0	(1.0)	-	-	26.6
Self-insurance provisions	100.4	49.3	(40.3)	(2.8)	(1.8)	0.6	0.4	0.2	106.0
Other	195.4	102.2	(70.5)	(39.6)	(0.7)	(4.1)	5.6	19.8	208.1
Current provisions	825.7	330.8	(354.1)	(105.4)	(10.1)	(15.4)	116.0	(14.4)	773.1

Other movements primarily consist of the reclassification of liabilities of certain French subsidiaries under joint control in the Water Division as “Liabilities directly associated with assets classified as held for sale” in the amount of €16.3 million (including non-current liabilities of €13.4 million and current liabilities of €2.9 million). Liabilities reclassified as of December 31, 2007 amounted to €1.9 million, while no reclassifications were performed in 2006.

Movements in non-current and current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation (taxation, employee or other) arising in the normal course of Veolia Environnement’s business operations.

The Water, Energy Services and Environmental Services Divisions account for the majority of the provisions (€258.3 million, €48.6 million and €66.6 million respectively).

Contractual commitments

As part of its obligations under public services contracts, Veolia Environnement generally assumes responsibility for the maintenance and repair of the installations it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions total €248.6 million and primarily relate to the Water and Energy Services Divisions in the amount of €157.9 million and €90.6 million respectively.

Work-in-progress and losses to completion on long-term contracts

As of December 31, 2008, these provisions mainly concern the Water Division (primarily engineering and construction activities) in the amount of €65.6 million, the Transportation Division in the amount of €172.8 million and the Environmental Services Division in the amount of €80.7 million.

Changes in consolidation scope mainly concern fair value adjustments to the acquisition balance sheet of VSA Tecnitalia in the Environmental Services Division in the amount of €15.4 million and the sale of Clemessy and Crystal activities in the Energy Services Division in the amount of -€10.0 million.

Reversals of provisions mainly concern engineering and construction contracts in the Water Division for -€60.1 million and the SNCM contract in the Transportation Division for -€26.3 million.

These provisions also include warranty and customer care provisions in the engineering and construction businesses.

Back to Contents

Closure and post-closure costs

This provision encompasses the legal and contractual obligations of the Group on the completion of operating activities at a site (primarily site restoration provisions) and, more generally, expenditure associated with environmental protection as defined in the ethics charter of each entity (provision for environmental risks).

These provisions total €589.1 million and primarily concern the Environmental Services Division in the amount of €508.9 million, compared to €532.1 million in 2007 and €433.9 million in 2006 and the Energy Services Division in the amount of €63.8 million, compared to €55.6 million in 2007 and €14.7 million in 2006.

The change in these provisions is mainly due to the unwinding of the discount and substantial foreign exchange translation losses in the Environmental Services Division of €34.6 million and -€23.8 million respectively.

Changes in consolidation scope mainly concern fair value adjustments of €10.1 million to Thermal North America Inc. provisions (Energy Services Division) as part of the valuation of its acquisition balance sheet.

Provisions for site restoration cover obligations relating to closure and post-closure costs at waste disposal facilities operated by the Group and for which it is responsible. These provisions primarily concern the Environmental Services Division. Forecast site restoration costs are provided pro rata to waste tonnage deposited over the authorized duration of the sites and amounted to €527.4 million at the end of 2008, including €469.1 million in respect of the Environmental Services Division compared to €452.8 million at the end of 2007 and €428.5 million at the end of 2006.

Other provisions concern environmental risks in the amount of €46.5 million in 2008, compared to €66.0 million in 2007 and €4.7 million in 2006 and plant dismantling in the Water, Energy Services and Environmental Services Divisions in the amount of €15.3 million in 2008, compared to €18.2 million in 2007 and €5.4 million in 2006.

Self-insurance provisions

As of December 31, 2008, self-insurance provisions amount to €232.7 million and are mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €114.6 million, the Energy Services Division in the amount of €39.7 million and the Transportation Division in the amount of €39.4 million.

Other

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries.

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2008 total €728.2 million, and include provisions for pensions and other post-employment benefits of €576.6 million (governed by IAS 19 and detailed in Note 32, Employee benefit obligation) and provisions for other long-term benefits of €151.6 million.

Back to Contents

Recap: Movements in non-current provisions and other debt during 2007:

(€ million)	As of December 31, 2006	Addition / charge	Repayment / Utilization	Reversals	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Tax litigations	65.3	34.2	(20.3)	(1.5)	-	0.7	5.8	(0.1)	(1.9)	13.5	95.7
Employee litigations	3.2	3.8	(4.4)	(0.1)	-	-	0.1	-	-	7.7	10.3
Other litigations	94.5	19.5	(17.2)	(10.9)	-	2.0	0.5	(1.2)	(9.5)	1.0	78.7
Contractual commitments	287.8	164.6	(184.5)	(3.7)	-	-	0.8	-	-	3.1	268.1
Provisions for work-in-progress & losses to completion on LT contracts	312.6	36.4	(19.9)	(2.3)	-	14.7	(11.0)	(1.2)	(51.9)	(1.0)	276.4
Closure and post-closure costs	398.3	8.5	(14.0)	(4.8)	-	40.4	84.2	(20.4)	(15.1)	62.5	539.6
Restructuring provisions	23.2	0.1	(0.2)	(0.2)	-	-	(17.0)	-	(5.7)	1.1	1.3
Self-insurance provisions	131.1	39.6	(36.8)	-	-	1.6	(0.5)	(3.6)	(5.0)	7.4	133.8
Other	131.6	37.8	(15.7)	(21.8)	-	2.1	2.6	(2.0)	(7.8)	(37.6)	89.2
Non-current provisions excl. pensions and other employee benefits	1,447.6	344.5	(313.0)	(45.3)	-	61.5	65.5	(28.5)	(96.9)	57.7	1,493.1
Provisions for pensions and other employee benefits*	749.0	66.6	(89.5)	(6.2)	(122.7)	18.2	22.1	(10.7)	-	19.1	645.8
Non-current provisions	2,196.6	411.1	(402.5)	(51.5)	(122.7)	79.7	87.6	(39.2)	(96.9)	76.8	2,138.9
Other non-current debt	207.3	-	-	-	-	-	-	-	(207.3) (1)	-	-
Non-current provisions and other debt	2,403.9	411.1	(402.5)	(51.5)	(122.7)	79.7	87.6	(39.2)	(304.2)	76.8	2,138.9
(1) Other non-current liabilities were primarily reclassified in working capital. * See Note 32, Employee benefit obligation.

Back to Contents

Recap:  Movements in current provisions during 2007:

(€ million)	As of December 31, 2006	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Tax litigations	48.6	43.2	(15.9)	(4.4)	13.9	(0.4)	1.9	1.0	88.0
Employee litigations	23.5	15.1	(6.0)	(3.2)	0.1	(0.1)	-	(0.7)	28.7
Other litigations	103.9	54.7	(26.0)	(30.1)	4.1	(2.2)	9.5	11.6	125.5
Provisions for work-in-progress & losses to completion on LT contracts	221.6	72.2	(149.5)	(7.7)	13.8	(3.3)	51.9	(9.2)	189.8
Closure and post-closure costs	64.1	7.8	(24.7)	(0.4)	3.1	(3.0)	15.1	3.9	65.9
Restructuring provisions	46.1	13.7	(11.9)	(2.4)	(17.8)	(0.4)	5.7	(1.0)	32.0
Self-insurance provisions	83.1	53.8	(38.6)	(1.1)	-	(3.7)	5.0	1.9	100.4
Other	235.0	98.6	(71.4)	(29.3)	2.1	(1.3)	7.8	(46.1)	195.4
Current provisions	825.9	359.1	(344.0)	(78.6)	19.3	(14.4)	96.9	(38.5)	825.7

Back to Contents

NOTE 18. Non-current borrowings

Movements in non-current borrowings during 2008:

(€ million)	As of December 31, 2007	Increases / subscriptions (2)	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Bonds	9,009.6	1,807.6	(37.7)	47.0	442.8	(121.6)	(68.8)	18.7	11,097.6
Other non-current borrowings	4,938.4	1,918.0	(147.1)	58.4	10.0	(83.2)	(711.7)	(16.5)	5,966.3
Non-current borrowings	13,948.0	3,725.6	(184.8)	105.4	452.8	(204.8)	(780.5)	2.2	17,063.9
(1) Fair value adjustments are recorded in financial income and expenses. (2) The increase of €3,725.6 million includes new finance lease obligations in the amount of €135 million.

Non-current borrowings are recorded as financial liabilities at amortized cost for accounting purposes. Given changes in interest rates in 2008 in France and the United States, hedging transactions were entered into in respect of certain fixed-rate bond issues. Fair value hedge accounting was applied to these transactions.

Fair value adjustments of €442.8 million to bond issues were primarily due to reductions in interest rates in 2008 and an increase in the number of fair value hedging relationships hedging fixed-rate debts. These fair value adjustments break down as follows:

•

private placements in the United States: €19.5 million

•

other U.S. dollar borrowings: €123.7 million

•

other EMTN (Euro Medium Term Notes) series: €299.6 million

Changes in consolidation scope mainly concern the Water Division in the amount of €114.2 million and primarily acquisitions in the United Kingdom and acquisitions of additional equity investments in Israel.

Other movements primarily consist of the reclassification of liabilities of certain French subsidiaries under joint control in the Water Division, to “Liabilities directly associated with assets classified as held for sale” in the amount of -€13.4 million.

Back to Contents

Non-current bond issues break down by maturity as follows:

(€ million)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	Maturity
				2 to 3 years	4 to 5 years	> 5 years
Publicly offered or traded issuances (a)	7,588.6	8,191.1	10,290.9	22.2	2,545.8	7,722.9
European market (i)	7,588.6	8,191.1	8,884.3	22.2	2,013.8	6,848.3
U.S. market (ii)	-	-	1,406.6	-	532.0	874.6
Private placements (b)	309.1	288.8	320.2	-	145.7	174.5
Three Valleys bond issue (c)	292.1	267.6	206.1	-	-	206.1
Stirling Water Seafield Finance bond issue (d)	-	59.3	88.0	6.1	7.1	74.8
Other amounts < €50 million in 2008	227.7	202.8	192.4	33.6	27.9	130.9
Bonds	8,417.5	9,009.6	11,097.6	61.9	2,726.5	8,309.2

(a)  Publicly offered or traded issuances i) European market: As of December 31, 2008, the balance sheet amount of bonds issued under the European Medium Term Notes (EMTN) program totaled €8,928.2 million, including €8,884.3 million maturing in more than one year. The impact of the fair value measurement of non-current borrowings was €182 million.

During 2008, Veolia Environnement issued notes under its EMTN program for a nominal amount (euro equivalent) of €572 million as of December 31, 2008 (recognized in the balance sheet for €560 million). These issues break down as follows:

• On January 7, 2008, Veolia Environnement reopened the GBP-denominated series 24 bond issue maturing in 2037 in the amount of GBP 150 million (euro equivalent of €157 million as of December 31, 2008), bringing the total bond amount to GBP 650 million;

• On March 14, 2008, Veolia Environnement reopened the EUR-denominated series 21 bond issue maturing in 2017 in the amount of €140 million, bringing the total bond amount to €1,140 million;

• On April 1, 2008, Veolia Environnement reopened for the first time the series 15 corporate bond issue indexed to European inflation and maturing in 2015, in the amount of €275 million, bringing the total bond amount to €875 million (before indexing).

In addition, Veolia Environnement redeemed three bond issues in 2008: redemption on February 15, 2008 of a €300 million bond issued performed in February 2006, on June 27, 2008 of a €700 million bond issue performed in June 2001 and on August 26, 2008, of a €200 million bond issue performed in February 2007. Given their maturities, these bond issues were classified in current borrowings as of December 31, 2007.

Two bond issues were transferred to current borrowings given their maturity in 2009:

- a CZH 660 million bond issue (€21.5 million euro equivalent at historical rates), maturing April 29, 2009,

- a U.S.$27 million bond issue (€22.2 million euro equivalent at historical rates), maturing March 4, 2009.

a)  Publicly offered or traded issuances (ii) U.S. market: Due notably to the strengthening of the Group’s long-term presence in the United States with the acquisition in 2007 of Thermal North America Inc. (Energy Services Division), Veolia Environnement performed on May 21, 2008, a fixed-rate bond issue listed in the United States in the amount of USD 1.8 billion and comprising three tranches (USD 700 million 5-year tranche, USD 700 million 10-year tranche and USD 400 million 30-year tranche). As of December 31, 2008, nominal bond outstandings (euro equivalent) total €1,293.3 million and the balance sheet amount is €1,406.7 million (including fair value adjustments of €123.7 million). This first bond issue by the Group on the U.S. market enables a better match between long-term cash flows generated in the United States and local USD long-term debt.

(b) Private placements: As of December 31, 2008, the balance sheet euro-equivalent amount of private placements performed in the United States in 2003 (USPP) is €320.2 million (including fair value adjustments of €23.9 million). These bond issue comprise five tranches:

-  Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and U.S.$ 147 million (fixed-rate interest of 5.78%) respectively,

-  Tranche D, maturing January 30, 2015, of U.S.$125 million, bearing fixed-rate interest of 6.02%,

-  Tranche E, maturing January 30, 2018, of U.S.$85 million, bearing fixed-rate interest of 6.31%.

(c) Three Valleys bond issue: The €200 million bond issue performed by Three Valleys in the U.K. (Water Division) in July 2004, bearing interest of 5.875%, is recognized as of December 31, 2008, at amortized cost for a euro equivalent of €206.1 million. This bond matures on July 13, 2026.

(d) Stirling Water Seafield Finance bond issue: The outstanding balance as of December 31, 2008 on the amortizable bond issue performed in 1999 by Stirling Water Seafield Finance (Thames Water subsidiary, Water Division), is GBP 91.5 million. This bond issue is recognized at amortized cost for a euro equivalent of €88.0 million as of December 31, 2008 (non-current portion). Stirling Water was proportionately consolidated in the amount of 49% in 2007 and is fully consolidated since December 2008 following the buy-out of minority interests. This bond matures on September 26, 2026.

Back to Contents

Breakdown of long-term bond issues by main component:

Operation (€ million)	Final maturity	Currency	Nominal	Interest rate	Net carrying amount
Series 7	02/01/2012	EUR	1,000	5.88%	1,000
Series 9	04/23/2010	CZK	22	Pribor 3M + 0.67%	22
Series 10	05/28/2013	EUR	1,000	4.88%	1,014
Series 10 bis	05/28/2018	EUR	750	5.38%	778
Series 12	11/25/2033	EUR	700	6.13%	695
Series 14	06/30/2015	USD	36	4.69%	40
Series 15	06/17/2015	EUR	875	1.75% (indexed to European inflation)	929
Series 17	02/12/2016	EUR	900	4.00%	904
Series 18	12/11/2020	EUR	600	4.38%	635
Series 21	01/16/2017	EUR	1,140	4.38%	1,155
Series 23	05/24/2022	EUR	1,000	5.13%	1,044
Series 24	10/29/2037	GBP	683	6.13%	668
Total bond issues (EMTN)	n/a	n/a	8,706	n/a	8,884
USD Series Tranche 1	06/03/2013	USD	503	5.25%	532
USD Series Tranche 2	06/01/2018	USD	503	6%	547
USD Series Tranche 3	06/01/2038	USD	287	6.75%	328
Total publicly offered or traded issuances in USD	n/a	n/a	1,293		1,407
USPP EUR 2013	01/30/2013	EUR	33	5.84%	33
USPP GBP 2013	01/30/2013	GBP	7	6.22%	7
USPP USD 2013	01/30/2013	USD	106	5.78%	106
USPP USD 2015	01/30/2015	USD	90	6.02%	100
USPP USD 2018	01/30/2018	USD	61	6.31%	74
Total U.S. private placements	n/a	n/a	297	n/a	320
Three Valleys bond issue	07/13/2026	GBP	210	5.88%	206
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	90	5.82%	88
Total principal bond issues	n/a	n/a	10,596	n/a	10,905

Back to Contents

Breakdown of other non-current borrowings by main component:

(€ million)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	Maturity
				2 to 3 years	4 to 5 years	> 5 years
BWB and SPE debts (a)	2,067.1	1,234.8	1,392.4	204.7	154.3	1033.4
Multi-currency syndicated loan facility (b)	-	-	1,109.7	-	1,109.7	-
Finance leases obligations (c)	866.1	754.5	751.2	235.7	200.1	315.4
Syndicated loan facility in CZK (d)	363.8	338.0	316.3	223.3	93.0	-
Minority interest put options (Note 1.15.5) (1)	276.0	309.9	183.6	172.2	-	11.4
Aquiris (e)	164.2	184.2	175.4	15.8	17.4	142.2
Cogevolt (f)	358.8	259.7	170.6	131.0	35.3	4.3
Redal (g)	97.3	161.3	165.7	27.4	32.4	105.9
Delfluent (h)	102.3	118.3	107.6	7.9	8.3	91.4
Shenzhen (i)	97.5	93.2	105.3	2.6	3.5	99.2
VSA Tecnitalia (j)	-	164.6	100.4	34.3	28.9	37.2
Local authority borrowing annuities (k)	101.1	67.3	53.4	26.7	22.2	4.5
Other < €100 million	1,089.9	1,252.6	1,334.7	352.7	236.4	745.6
Other non-current borrowings	5,584.1	4,938.4	5,966.3	1,434.3	1,941.5	2,590.5

(a) BWB and SPE debts: The Berliner Wasser Betriebe ("BWB") non-current borrowing, proportionately consolidated in the amount of 50%, breaks down as follows:

- The debt borne by the operating companies of €1,113.1 million as of December 31, 2008, compared to €933.3 million as of December 31, 2007 and €1,148.7 million as of December 31, 2006.

- Special purpose entity (SPE) debts of €279.3 million as of December 31, 2008, compared to €301.5 million as of December 31, 2007 and €318.4 million as of December 31, 2006.

(b) Multi-current syndicated loan facility: This €4 billion multi-currency syndicated loan facility matures in 2012. Two draw-downs were performed in October 2008 in euros and Polish zlotys. As of December 31, 2008, this syndicated loan facility was drawn in the amount of €1,110 million (€886 million and PLN 928 million, or a euro equivalent of €224 million as of December 31, 2008).

(c) Finance lease obligations: As of December 2008, finance lease obligations fall due between 2009 and 2031. Interest rates are fixed or floating (indexed to EONIA, euro T4M and euro TAM or their equivalent for financing in other currencies).

(d) Syndicated loan facility in CZK: This CZK 12 billion syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated loan facility negotiated in November 2003. It includes a CZK 8 billion tranche maturing July 29, 2010 and a CZK 4 billion tranche maturing July 27, 2012. As of December 31, 2008, this syndicated loan facility had been drawn down by CZK 8.5 billion (€316.3 million euro equivalent).

(e) Aquiris: This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project (Water Division), was secured in December 2006. It comprises two credit lines bearing floating-rate interest. As of December 31, 2008, the lines had been drawn in the amount of €175.4 million.

(f) Cogevolt: This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.25%.

(g) Redal : Non-recourse debt carried by Redal, Morocco (Water Division) and maturing on December 31, 2018, of €165.7 million as of December 31, 2008.

(h) Delfluent: Three floating-rate financing lines carried by Delfluent BV (Water Division), proportionately consolidated in the amount of 40%, in respect of the Hague wastewater treatment plant construction project. One of these lines is repayable in full on maturity in 2009 (€17.5 million), while the other two lines, maturing 2030, are redeemable loans. As of December 31, 2008, the three lines had been drawn in the total amount of €128.3 million.

(i) Shenzhen: This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest. Co and is proportionately consolidated (50%) in the euro equivalent of €105.3 million as of December 31, 2008. This Chinese renminbi yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010, at a fixed-rate of 6.93% (revisable every six years).

(j) VSA Tecnitalia: Primarily two floating-rate redeemable financing lines in the amount of €100.4 million, carried by VSA Tecnitalia (purchased in 2007, Environmental Services Division) to finance waste thermal treatment plant projects in Italy.

(k) The Group assumes certain fee obligations to local authorities under public service contracts. Consolidated local authority borrowing annuities total €53.4 million as of December 31, 2008.

(l) The decrease in minority interest put obligations primarily reflects the exercise of the put option on Société Nationale Maritime Corse Méditerranée (SNCM), by the Transportation Division.

Back to Contents

Non-current borrowings break down by original currency (before swap transactions) as follows:

(€ million)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008
Euro	11,542.0	10,701.8	12,256.0
U.S. dollar	558.2	641.7	2,066.9
Pound sterling	554.0	1,290.1	1,204.9
Czech crown	447.1	418.7	377.8
Chinese renminbi yuan	183.8	218.1	286.6
Polish zloty	64.7	88.2	277.0
Moroccan dirham	n.a.	241.6	257.1
Korean won	60.8	49.3	31.7
Norwegian crown	37.9	28.2	17.8
Australian dollar	17.4	9.9	0
Other	535.7	260.4	288.0
Non-current borrowings	14,001.6	13,948.0	17,063.9

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recorded in balance sheet assets.

Back to Contents

Assets financed by finance leases break down by category as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
December 31, 2008	455.1	173.8	271.0	899.9
December 31, 2007	423.5	191.7	284.8	900.0
December 31, 2006	433.0	327.1	362.7	1,122.8

As of December 31, 2008, future minimum lease payments under these contracts break down as follows:

(€ million)	Finance leases (in the Balance Sheet)
Less than 1 year	189.6
2 to 3 years	299.4
4 to 5 years	251.9
More than 5 years	412.0
Total future minimum lease payments	1,152.9
Less amounts representing interest	273.3
Present value of minimum lease payments (finance leases)	879.6

Contingent rent and sub-lease income for the period recorded in the Income Statement are not material.

Recap: Movements in long-term borrowings during 2007:

(€ million)	As of December 31, 2006	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Bonds	8,417.5	1,712.6	(1.3)	86.4	(47.0)	(112.9)	(1,050.5)	4.8	9,009.6
Other non-current borrowings	5,584.1	486.7	(1,361.6)	1,564.6	8.8	(51.5)	(1,046.9)	(245.8)	4,938.4
Non-current borrowings	14,001.6	2,199.3	(1,362.9)	1,651.0	(38.2)	(164.4)	(2,097.4)	(241.0)	13,948.0

Back to Contents

NOTE 19. Current borrowings

Movements in current borrowings during 2008:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Current borrowings	3,805.0	(1,435.3)	151.0	(267.0)	119.4	780.5	66.3	3,219.7

Current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Current borrowings total €3,219.7 million as of December 31, 2008 compared to €3,805.0 million as of December 31, 2007.

This decrease is mainly due to:

•

the repayment of the Berlin acquisition debt of €600 million, which matured on January 17, 2008;

•

the redemption of the €300 million EMTN series 20 bond issue (maturing February 15, 2008);

•

the redemption of the residual balance on the €700 million EMTN series 1 bond issue (maturing June 27, 2008);

•

redemption of the €200 million bond issue performed in January 2001 and redeemed in August 2008;

•

partially offset by a €813 million increase in treasury note outstandings and the reclassification of two bond issues in current borrowings, given their maturity in 2009:

- a CZK 660 million bond issue (€21.5 million euro equivalent at historical rates), maturing April 29, 2009;

- a U.S.$27 million bond issue (€22.2 million euro equivalent at historical rates), maturing March 4, 2009.

Other movements primarily consist of the reclassification of liabilities of certain French subsidiaries under joint control in the Water Division, to “Liabilities directly associated with assets classified as held for sale” in the amount of €28.4 million and the reclassification of the “Bank overdrafts and other cash position items” account in the Environmental Services Division in the amount of €45 million.

As of December 31, 2008, current borrowings mainly concern:

•

Veolia Environnement SA for €1,615.3 million (including treasury notes of €922 million, bond issues maturing within one year of €44 million, securitization program debts of €374 million and accrued interest on debt of €271 million);

•

the Water Division for €559.2 million (including the company carrying the Berlin contract for €155.5 million);

•

the Environmental Services Division for €473.7 million;

•

The Energy Services Division for €464.8 million (including the current portion of Cogevolt financing of €89 million);

•

the Transportation Division for €63.2 million.

Current debts in respect of Group finance leases total €141.9 million as of December 31, 2008, compared to €125.6 million as of December 31, 2007 and €131.3 million as of December 31, 2006.

Back to Contents

Recap: Movements in current borrowings during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Current borrowings	2,904.1	(1,464.8)	421.4	(16.0)	(132.3)	2,097.4	(4.8)	3,805.0

Back to Contents

NOTE 20. Bank overdrafts and other cash position items

Movements in bank overdrafts and other cash position items during 2008:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Water	209.0	(3.4)	(5.2)	0.1	(0.2)	210.7
Environmental Services	130.6	6.7	7.8	(0.5)	(45.5)	99.1
Energy Services	91.7	(16.8)	3.6	(1.5)	0.9	77.9
Transportation	26.0	19.1	1.5	(3.2)	-	43.4
Other	2.1	27.1	-	(0.9)	-6.3	34.6
Bank overdrafts and other cash position items	459.4	32.7	18.1	(6.0)	(38.5)	465.7

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Recap: Movements in bank overdrafts and other cash position items during 2007:

(€ million	As of December 31, 2006	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Water	135.3	65.8	12.0	(2.6)	(1.5)	209.0
Environmental Services	96.9	32.2	1.7	(2.2)	2.0	130.6
Energy Services	174.5	(90.5)	8.6	0.3	(1.2)	91.7
Transportation	26.2	(2.7)	2.2	0.1	0.2	26.0
Other	23.1	(20.4)	0.4	-	(1.0)	2.1
Bank overdrafts and other cash position items	456.0	(15.6)	24.9	(4.4)	(1.5)	459.4

Back to Contents

NOTE 21. Revenue

Pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Income Statements of the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008, have been grouped together in a separate line, Net income from discontinued operations, for fiscal year 2008 and fiscal years 2007 and 2006 presented for comparative purposes.

Breakdown of revenue (see note 1.18)

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Services rendered	29,440.0	26,609.8	23,761.9
Sales of goods	1,743.6	1,464.8	1,609.1
Revenue from operating financial assets	400.4	345.1	351.0
Construction	4,621.5	3,512.5	2,219.0
Revenue	36,205.5	31,932.2	27,941.0

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

The marked increase in construction revenue is notably due to the expansion of these activities in the Water Division, by the Veolia Eau Solutions & Technologies subsidiary, notably in the Middle East.

Back to Contents

NOTE 22. Operating income

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Revenue	36,205.5	31,932.2	27,941.0
Cost of sales	(30,418.4)	(26,020.4) (1)	(22 581.6) (1)
o/w: Impairment losses on goodwill and badwill recorded in the Income Statement	(319.9)	18.2	10.7
Restructuring costs	(29.2)	(28.8)	(25.1)
Selling costs	(622.5)	(560.7) (1)	(521.5) (1)
General and administrative expenses	(3,262.7)	(2,932.2) (1)	(2,754.0) (1)
o/w: Research and development costs	(92.1)	(84.6)	(66.4)
Other operating revenue and expenses	49.4	63.6	40.3
o/w: Capital gains and losses on disposal (2)	48.9	106.6	50.9
Other	0.5	-	15.1
Operating income	1,951.3	2,482.5	2,124.2

(1) In 2008, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administration expenses. These reclassifications had no impact on operating income. The impact of these reclassifications on Cost of sales, Selling costs and General and administrative expenses is €256.0 million, -€29.9 million and -€226.1 million respectively in 2007 and €214.9 million, -€27.6 million and -€187.3 million respectively in 2006.

(2) Primarily capital gains on disposals of financial assets; overall, industrial and financial capital gains totaled €115.7 million in 2008 compared to €171 million in 2007 and capital gains on assets classified as held for sale totaled €172.5 million, compared to €0.7 million in 2007.

Back to Contents

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2008 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Operating depreciation, amortization and provisions, net	(2,674.2)	1,014.7	(1,659.5)	(1,460.0)	(1,412.7)
Depreciation and amortization	(1,711.5)	22.2	(1,689.3)	(1,542.6)	(1,351.4)
Property, plant and equipment	(1,285.1))	22.2	(1,262.9)	(1,173.8)	(1,041.9)
Intangible assets	(426.4)		(426.4)	(368.8)	(309.5)
Impairment losses	(286.6)	146.0	(140.6)	(48.0)	(57.8)
Property, plant and equipment	(8.3)	8.0	(0.3)	(35.7)	(16.2)
Intangible assets	(74.3)	4.2	(70.1)	(0.7)	(7.8)
Inventories	(51.9)	8.6	(43.3)	(1.7)	(2.6)
Trade receivables	(144.1)	111.6	(32.5)	(39.7)	(37.6)
Other operating and non-operating receivables	(8.0)	13.6	5.6	29.8	6.4
Non-current and current operating provisions other than replacement provisions	(676.1)	846.5	170.4	130.6	(3.5)
Non-current operating provisions other than replacement provisions	(379.0)	429.7	50.7	51.5	(103.4)
Current operating provisions	(297.1)	416.8	119.7	79.1	99.9
Replacement costs*			(390.3)	(358.4)	(368.1)
Impairment losses and impact of disposals on goodwill and badwill presented in the Income Statement			(319.9)	(18.2)	0.6
Operating depreciation, amortization, provisions and impairment losses			(2,369.7)	(1,800.2)	(1,780.2)

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

Operating depreciation, amortization, charges to provisions and impairment losses in the cash flow statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of -€0.2 million in 2008 and -€24.9 million in 2007 (primarily Clemessy and Crystal in 2008 and 2007 and Transportation Division operations in Denmark in 2007).

Back to Contents

Recap: Published operating depreciation, amortization, provisions and impairment losses included in operating income in 2007, before adjustment for the sale of Clemessy and Crystal, break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2007	Year ended December 31, 2006
Operating depreciation, amortization and provisions, net	(2,529.8)	1,067.5	(1,462.3)	(1,409.8)
Depreciation and amortization	(1,572.1)	24.0	(1,548.1)	(1,356.8)
Property, plant and equipment	(1,202.2)	24.0	(1,178.2)	(1,045.8)
Intangible assets	(369.9)	-	(369.9)	(311.0)
Impairment losses	(234.6)	186.6	(48.0)	(59.7)
Property, plant and equipment	(43.3)	7.6	(35.7)	(16.2)
Intangible assets	(1.3)	0.6	(0.7)	(7.8)
Inventories	(9.5)	8.0	(1.5)	(2.4)
Trade receivables	(166.4)	126.5	(39.9)	(38.9)
Other operating and non-operating receivables	(14.1)	43.9	29.8	5.6
Non-current and current operating provisions other than replacement provisions	(723.1)	856.9	133.8	6.7
Non-current operating provisions other than replacement provisions	(395.8)	450.3	54.5	(99.1)
Current operating provisions	(327.3)	406.6	79.3	105.8
Replacement costs*			(358.4)	(368.1)
Impairment losses and impact of disposals on goodwill and badwill presented in the Income Statement			18.2	0.6
Operating depreciation, amortization, provisions and impairment losses			(1,802.5)	(1,777.3)

Back to Contents

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4, Goodwill):

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Impairment losses on goodwill of the Environmental Services Division Germany CGU	(343.0)	-	-
Impairment losses on goodwill of the Transportation Division “Other European” CGU	(55.3)	-	-
Impairment losses on goodwill of the Eurolines CGU		(6.9)	-
Badwill recorded in the Income Statement – Water Division	2.3	-	11.2
Badwill recorded in the Income Statement - SNCM	70.2	10.9	-
Badwill recorded in the Income Statement following employee share subscriptions – Lodz (Energy Services Division - Poland)	2.1	10.3	-
Other	3.8	3.9	(0.5)
Impairment losses on goodwill and badwill presented in Cost of sales in the Income Statement	(319.9)	18.2	10.7

Correction to purchase price allocations in the Water Division Germany CGU	-	-	(2.8)
Impairment losses on goodwill of the Transportation Germany CGU	-	-	(7.3)
Impairment losses and impact of disposals on goodwill presented in Other operating revenue and expenses in the Income Statement	-	-	(10.1)
Impairment losses and impact of disposals on goodwill and badwill presented in the Income Statement	(319 .9)	18.2	0.6

Restructuring costs

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Restructuring expenses	(34.7)	(29.7)	(30.5)
Net charge to restructuring provisions	5.5	0.8	5.3
Restructuring costs	(29.2)	(28.8)	(25.2)

As of December 31, 2008, restructuring costs mainly concern the Water Division (€3.8 million), the Environmental Services Division (€13.7 million), primarily in Germany, the Energy Services Division (€8.8 million) and the Transportation Division (€2.9 million).

Back to Contents

Personnel costs

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Employee costs	(10,449.5)	(9,573.7)	(8,542.5)
Profit sharing and incentive schemes	(172.1)	(166.6)	(164.7)
Share-based compensation (IFRS 2)	(5.5)	(65.4)	(40.9)
Personnel costs	(10,627.1)	(9,805.7)	(8,748.1)

The IFRS 2 share-based compensation expense in respect of 2008 (€5.5 million) solely concerns share option and free share allocation plans granted in 2007 and prior years. No new share purchase or subscription plans were granted or employee shareholding transactions performed in 2008.

Research and development costs

Research and development costs totaled €92.1 million, €84.6 million and €66.4 million in 2008, 2007 and 2006 respectively.

Back to Contents

NOTE 23. Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Finance income	203.4	152.2	82.8
Finance costs	(1,128.1)	(971.0)	(784.7)
Net finance costs	(924.7)	(818.8)	(701.9)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

The increase in net finance costs is due to:

•

the increase in average net debt from €14,609 million in 2007 to €16,142 million in 2008;

•

the increase in the financing rate due to a rise in the cost of liquidity, with cash and cash equivalents invested in low-risk short-term investments and external debt refinanced with long maturities in a context of highly volatile interest rates.

The financing rate (defined as net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting, divided by average monthly net debt during the period) increased from 5.49% in 2007 to 5.61% in 2008.

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Financial liabilities measured using the Effective Interest Rate	(1,036.3)	(893.1)	n.a.
Commission not included in the EIR	(3.1)	(4.2)	n.a.
Expenses on gross debt	(1,039.4)	(897.3)	(750.9)
Assets at fair value through the Income Statement (fair value option)*	138.6	129.5	81.0
Net gains and losses on derivative instruments, hedging relationships and other	(23.9)	(51.0)	(32.0)
Net finance costs	(924.7)	(818.8)	(701.9)
* Cash equivalents are valued at fair value through the Income Statement.

Net gains and losses on derivative instruments, hedging relationships and other include the following amounts as of December 31, 2008:

•

the remeasurement of debts hedged by a fair value hedge in the amount of -€442.8 million,

•

the remeasurement of fair value hedge derivative instruments in the amount of €437.8 million,

•

the unwinding of the discount on minority interest put options in the amount of -€18.0 million,

•

net gains and losses on “trading” derivative instruments of €6.4 million, including €8.1 million in respect of interest rate derivatives and -€1.7 million in respect of foreign exchange derivatives hedging financing (see Note 30) .

The residual balance under this line item represents interest flows on hedging relationships (fair value hedges and cash flow hedges).

Back to Contents

In addition, the charge relating to the ineffective portion of net investment hedges and cash flow hedges was not material in 2008.

Interest income on instruments measured using the effective interest method (including interest income recorded in operating income and in other financial income and expenses) totaled €429.2 million in 2008. Interest expenses on instruments measured using the effective interest method (including interest expenses recorded in operating income and in other financial income and expenses) totaled -€1,036.3 million in 2008.

Back to Contents

NOTE 24. Other financial income and expenses

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Net gains on loans and receivables(1)	30.6	57.4	21.5
Net gains and losses on available-for-sale assets (2)	9.3	10.3	9.7
Assets and liabilities at fair value through the Income Statement	35.1	5.4	(21.6)
Unwinding of the discount on provisions	(74.0)	(59.5)	(15.9)
Foreign exchange gains and losses	(42.7)	(2.1)	(13.9)
Other expenses	(9.5)	(7.4)	(11.6)
Other financial income and expenses	(51.2)	4.1	(31.8)

(1) including impairment losses of €19.3 million in 2008, compared to €7.1 million in 2007 and €8.4 million in 2006.

(2) including dividends received of €8.4 million in 2008, compared to €8.8 million in 2007 and €6.7 million in 2006.

Other financial income and expenses decreased from net income of €4.1 million in 2007, to a net expense of €51.2 million in 2008.

This downturn is mainly due to:

–

a decrease in net gains on loans and receivables of €26.8 million; in 2007 this account included interest of €26.5 million on the Berlin drainage receivables following resolution of the dispute;

–

an increase in the negative impact of the unwinding of the discount on provisions of €14.5 millions; this impact mainly concerns provisions for site restoration in the Environmental Services Division, pension obligations determined in accordance with IAS 19 and the unwinding of the discount on provisions for onerous long-term contracts;

–

the appreciation of the euro against certain currencies;

–

the inclusion of risks relating to minority holdings in associates.

Back to Contents

NOTE 25. Income tax expense

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Current income tax expense	(382.7)	(415.0)	(334.7)
France	(90.5)	(108.7)	(78.9)
Other countries	(292.2)	(306.3)	(255.8)
Deferred income tax expense (credit)	(86.1)	(2.9)	(74.3)
France	(29.4)	(95.1)	(98.7)
Other countries	(56.7)	92.2	24.4
Total income tax expense	(468.8)	(417.9)	(409.0)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

The U.S. tax group was reorganized in 2006. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 12 and 37).

The increase in the tax expense in 2008 is due to:

•

the review of the Sulo business plan in the Environmental Services Division in Germany, resulting in the loss of deferred tax assets of €42 million;

•

the absence of deferred tax assets in certain loss-making subsidiaries, due to insufficient taxable profit forecasts for the next five years;

•

a change in regulations regarding the deductibility of depreciation and amortization in the United Kingdom (-€36 million);

•

the favorable impact, in 2007, of reductions in tax rates in Germany and the United Kingdom (income of €54.6 million).

Tax amounts recognized in 2008 in respect of the current tax expense of prior years total -€6.5 million.

Back to Contents

Effective tax rate

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Net income from ordinary activities before tax	975.4	1,667.8	1,390.5
Income tax expense	(468.8)	(417.9)	(409.0)
Legal tax rate	34.43%	34.43%	34.43%
Impairment losses on goodwill not deductible for tax purposes	9.65%	0.11%	0.17%
Differences in tax rate	(0.04%)	(7.53%)	(5.81%)
Effect of tax projections	(6.17%)	(4.50%)	(6.12%)
Dividends	2.78%	2.14%	1.47%
Taxation without basis	4.66%	1.67%	0.71%
Share-based compensation (2)	-	-	0.81%
Other	2.75%	(1.26%)	3.75%
Effective tax rate (1)	48.06%	25.06%	29.41%

(1) The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before the share of net income of associates.

(2) Information not material given the new tax provisions since 2007

Back to Contents

NOTE 26. Share of net income of associates

The share of net income of associates increased from €16.7 million in 2007 to €18.4 million in 2008.

This increase is mainly due to the improved results of Compagnie Méridionale de Navigation in the Transportation Division and Environmental Services Division subsidiaries in Asia, and the entry into the scope of consolidation in 2008 of certain equity associates of the Sulo Group (Environmental Services Division, Germany).

In addition, the share of net income of equity associates of the Clemessy sub-group, divested in December 2008, was transferred to net income from discontinued operations in the amount of €0.1 million in 2008 and €0.2 million in 2007 and 2006.

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

Transportation Division activities in Denmark were sold on August 31, 2007. This business was classified in discontinued operations for accounting purposes.

At the end of December 2008, the Clemessy and Crystal businesses in the Energy Services Division were sold for a consideration, excluding selling costs, of €299.6 million, received in full on December 16, 2008. Net cash and cash equivalents of the entities sold was €73.3 million at that date. The enterprise value of the businesses sold was, therefore, €226.3 million.

These businesses were consolidated for the period January 1, 2008 to the date of sale in the line “Net income from discontinued operations”. In the consolidated income statement presented for comparative purposes, the net income of these businesses for the years ended December 31, 2007 and 2006 was transferred to “Net income from discontinued operations”.

Net income from discontinued operations in 2008 mainly concerns the Clemessy and Crystal businesses. In 2007 this heading also includes Transportation Division activities in Denmark and in 2006 Southern Water activities.

The amount recorded in respect of the Clemessy and Crystal businesses in the Energy Services Division in 2008, comprises the net income for the period plus the capital gain on disposal, net of tax.

Movements in the net income (expense) from discontinued operations:

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Income (expense) from discontinued operations	8.2	(12.5)	(46.8)
Capital gains and losses on disposal	176.5	0.7	3.8
Income tax expense	(0.5)	-	50.6
Net income (expense) from discontinued operations	184.2	(11.8)	7.6

Back to Contents

Breakdown of net income (expense) from discontinued operations in 2008:

(€ million)	Crystal Clemessy (1)	Southern Water (2)	Danish Transportation activities (3)	Total
Income (expense) from discontinued operations	8.4	1.9	(2.1)	8.2
Capital gains and losses on disposal	176.5			176.5
Income tax expense	(0.5)			(0.5)
Net income (expense) from discontinued operations	184.4	1.9	(2.1)	184.2
(1) Activities sold in 2008: sale of two CGUs (Clemessy and Crystal) in a single transaction (2) Activity sold in 2006 (3) Following a decision made in 2006, activity sold in 2007

The main Income Statement items for discontinued operations for the year ended December 31, 2008 are as follows:

(€ million)	Clemessy Crystal (1)	Southern Water	Danish Transportation activities	Total
Revenue	620.1			620.1
Operating income	10.3	1.9	(3.5)	8.7
Financial items	0.9			0.9
Income tax expense	(2.9)		1.4	(1.5)
Share of net income of associates	0.1			0.1
Net income (expense) from discontinued operations	8.4	1.9	(2.1)	8.2
(1) The two CGUs (Clemessy and Crystal) recorded Revenue of €447.8 million and €172.3 million respectively for the period January 1 to December 16, 2008, the date of the sale.

Breakdown of net income (expense) from discontinued operations in 2007 are as follows:

(€ million)	Clemessy Crystal (1)	Southern Water (2)	Danish Transportation activities (3)	Total
Income (expense) from discontinued operations	11.4	(1.9)	(22.0)	(12.5)
Capital gains and losses on disposal			0.7	0.7
Income tax expense				-
Net income (expense) from discontinued operations	11.4	(1.9)	(21.3)	-11.8
(1) Activity sold in 2008 (2) Activity sold in 2006 (3) Following a decision made in 2006, activity sold in 2007

Back to Contents

The main Income Statement items for discontinued operations for the year ended December 31, 2007 are as follows:

(€ million)	Clemessy Crystal (1)	Southern Water	Danish Transportation activities	Total
Revenue	696.0		65.5	761.5
Operating income	14.4	(1.9)	(20.5)	(8.0)
Financial items	(1.0)		(1.5)	(2.5)
Income tax expense	(2.2)			(2.2)
Share of net income of associates	0.2			0.2
Net income (expense) from discontinued operations	11.4	(1.9)	(22.0)	(12.5)
(1) Revenue of the two CGUs, Clemessy and Crystal, for fiscal year 2007 is €535.1 million and €160.9 million respectively.

Breakdown of net income from discontinued operations in 2006 are as follows:

(€ million)	Clemessy Crystal	Southern Water	Danish Transportation activities	Total
Income (expense) from discontinued operations	7.0	(1.9)	(51.9)	(46.8)
Capital gains and losses on disposal	-	3.8	-	3.8
Income tax expense	-	50.6	-	50.6
Net income (expense) from discontinued operations	7.0	52.5	(51.9)	7.6

The main Income Statement items for discontinued operations for the year ended December 31, 2006 are as follows:

(€ million)	Clemessy Crystal (1)	Southern Water	Danish Transportation activities	Total
Revenue	679.4	-	108.2	787.6
Operating income	8.7	(4.4)	(51.2)	(46.9)
Financial items	(1.3)	-	(2.6)	(3.9)
Income tax expense	(0.6)	-	1.9	1.3
Share of net income of associates	0.2	2.5	-	2.7
Net income (expense) from discontinued operations	7.0	(1.9)	(51.9)	(46.8)
(1) Revenue of the two CGUs, Clemessy and Crystal, for fiscal year 2006 is €521.1 million and €158.3 million respectively.

Back to Contents

The balance sheets of the Clemessy and Crystal sub-groups are presented below:

Clemessy sub-group

Clemessy designs and performs highly technical projects and primarily electrical projects, manufacturing process automation projects and mechanical system projects, in both the installation and maintenance sectors. The group operates primarily in France.

(€ million)	As of December 31,	As of December 31,
	2007	2006
ASSETS
Non-current assets	112	104
Current assets	268	250
Cash and cash equivalents	13	8
Total assets	393	362
EQUITY AND LIABILITIES
Equity	107	102
Non-current liabilities	27	24
Current liabilities	259	236
Total equity and liabilities	393	362

Crystal sub-group

Crystal is the number two installer of environmental engineering systems in France. Its activities involve the design and installation of systems as part of construction and renovation projects.

(€ million)	As of December 31,	As of December 31,
	2007	2006
ASSETS
Non-current assets	9	10
Current assets	78	78
Cash and cash equivalents	2	4
Total assets	89	92
EQUITY AND LIABILITIES
Equity	5	4
Non-current liabilities	4	5
Current liabilities	80	83
Total equity and liabilities	89	92

Back to Contents

NOTE 28. Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2008 is €304.1 million, compared to €326.9 million for the year ended December 31, 2007 and €236.2 million for the year ended December 31, 2006. This item concerns minority interests in subsidiaries.

Net income for the year attributable to minority interests breaks down by division as follows:

(€ million)		Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Water	(a)	118.9	178.9	115.7
Environmental Services		18.3	21.8	18.6
Energy Services	(b)	144.8	96.4	87.1
Transportation		19.4	28.9	14.7
Other		2.7	0.9	0.1
Minority interests		304.1	326.9	236.2

(a) Including minority interests in Germany (Berlin water services company and Stadtwerke of Braunschweig) of €69 million in 2006, €120.5 million in 2007 and €75.9 million in 2008.

(b) Including EDF's interest in Dalkia Holding of €58.1 million in 2006, €68.2 million in 2007 and €121.7 million in 2008 and the Lodz contract for €13.1 million in 2006, €21.4 million in 2007 and €14.4 million in 2008.

Back to Contents

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

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all businesses.

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Weighted average number of ordinary shares (in millions)
Weighted average number of ordinary shares for the calculation of basic earnings per share	457.4	430.0	398.8
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options	1.8	5.0	3.6
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in millions)	459.2	435.0	402.4
Net income attributable to equity holders of the parent per share (€ million)
Net income attributable to equity holders of the parent	405.1	927.9	758.7
Net income attributable to equity holders of the parent per share:
Basic	0.89	2.16	1.90
Diluted	0.88	2.13	1.89
Net income (expense) from discontinued operations attributable to equity holders of the parent per share (€ million)
Net income (expense) from discontinued operations attributable to equity holders of the parent	121.4	(15.6)	5.2
Net income (expense) from discontinued operations attributable to equity holders of the parent per share:
Basic	0.27	(0.04)	0.01
Diluted	0.26	(0.04)	0.01
Net income from continuing operations attributable to equity holders of the parent per share (€ million)
Net income from continuing operations attributable to equity holders of the parent	283.7	943.5	753.5
Net income from continuing operations attributable to equity holders of the parent per share:
Basic	0.62	2.19	1.89
Diluted	0.62	2.17	1.87

The only potentially dilutive instruments recognized by Veolia Environnement in the three periods are share subscription or purchase options.

The theoretical number of additional shares is based on share purchase or subscription options. The number of additional shares is calculated taking into account the difference between the 2000 plan exercise price of €31.41, the 2001 plan exercise price of €40.59, the 2002 plan exercise plan of €36.65, the 2003 plan exercise price of €22.14, the 2004 plan exercise price of €24.32, the 2006 plan exercise price of €44.03 and the 2007 plan exercise price of €57.05 and the average price of the Veolia Environnement share in 2008 of €37.91.

Back to Contents

NOTE 30. Financial risk management

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

•

Market risks, presented in Note 30.1:

•

interest-rate risk, presented in Note 30.1.1 (interest-rate fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting)

•

foreign exchange risk, presented in Note 30.1.2 (hedges of a net investment in a foreign operation, hedges of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting, embedded derivatives, overall foreign exchange risk exposure)

•

commodity risk, presented in Note 30.1.3 (fuel and electricity risks, greenhouse gas emission rights)

•

 equity risk, presented in Note 30.1.4

•

and counterparty risk, presented in Note 30.1.5

•

Liquidity risk, presented in Note 30.2

•

Credit risk, presented in Note 30.3

30.1. Market risk management

In order to reduce its exposure to market risks, the Group centralizes the management of these financial risks in accordance with the principles of security, transparency and efficiency defined by Executive Management.

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, exchange rates and commodity prices.

The fair value of derivatives recognized in the balance sheet breaks down as follows:

(€ million)	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	389.1	116.8	71.1	113.0	80.9	77.4
Fair value hedges	378.9	7.4	21.2	48.9	45.2	16.3
Cash flow hedges	0.3	96.6	11.8	41.0	6.8	48.4
Derivatives not qualifying for hedge accounting	9.9	12.8	38.1	23.1	28.9	12.7
Foreign exchange derivatives	172.7	61.7	105.2	49.2	56.5	42.7
Net investment hedges	65.1	8.0	78.3	13.6	42.0	4.3
Derivatives not qualifying for hedge accounting	107.6	53.7	26.9	35.6	14.5	38.4
Other derivatives, including commodity derivatives	89.4	107.3	61.8	35.6	64.2	25.8
Total derivatives	651.2	285.8	238.1	197.8	201.6	145.9
o/w non-current derivatives	508.4	159.9	123.7	163.8	201.6	145.9
o/w current derivatives	142.8	125.9	114.4	34.0	n.a	n.a

Back to Contents

The fair value of derivatives recognized in the balance sheet is determined and breaks down as follows:

(€ million)	As of December 31, 2008		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	389.1	116.8	100.0%	100.0%	-	-
Foreign exchange derivatives	172.7	61.7	100.0%	100.0%	-	-
Other derivatives, including commodity derivatives	89.4	107.3	34.4%	83.9%	65. 6%	16.1%
Total derivatives	651.2	285.8	91.0%	94.0%	9.0%	6.0%

Derivatives valued using internal models integrating certain non-observable data are electricity derivatives for which there are no quoted prices in an active market (notably electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, parameters are estimated by Veolia Environnement experts.

(€ million)	As of December 31,2007		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	71.1	113.0	100.0%	100.0%	-	-
Foreign exchange derivatives	105.2	49.2	100.0%	100.0%	-	-
Other derivatives, including commodity derivatives	61.8	35.6	27.5%	56.7%	72.5%	43.3%
Total derivatives	238.1	197.8	81.2%	92.2%	18.8%	7.8%

(€ million)	As of December 31,2006		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	80.9	77.4	100.0%	100.0%	-	-
Foreign exchange derivatives	56.5	42.7	100.0%	100.0%	-	-
Other derivatives, including commodity derivatives	64.2	25.8	13.1%	7.8%	86.9%	92.2%
Total derivatives	201.6	145.9	72.3%	83.7%	27.7%	16.3%

Back to Contents

30.1.1 Management of interest rate risk

The Group’s exposure to interest rate risk is mainly attributable to its operating financial assets (see Note 31, Additional information on financial assets and liabilities) and its net debt. The Group manages a fixed/floating rate position in each currency in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose, it uses interest rate swap and swaption instruments.

Interest rate hedge derivatives:

Derivatives may be classified as fair value hedges or cash flow hedges. An interest rate fair value hedge changes fixed-rate financial assets or liabilities into floating rate financial assets or liabilities in order to protect against changes in their fair value. A cash flow hedge protects against changes in the value of cash flows associated with assets or liabilities.

The fair value of interest rate derivatives recognized in the balance sheet breaks down as follows:

(€ million)	Note	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives		389.1	116.8	71.1	113.0	80.9	77.4
Fair value hedges	30.1.1.1	378.9	7.4	21.2	48.9	45.2	16.3
Cash flow hedges	30.1.1.2	0.3	96.6	11.8	41.0	6.8	48.4
Derivatives not qualifying for hedge accounting	30.1.1.3	9.9	12.8	38.1	23.1	28.9	12.7

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, fixed-rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt impacts future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). Medium and long-term debt comprises both fixed and floating-rate debt. Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, Chinese renminbi and Polish zloty.

Back to Contents

Exposure to interest rate risk: fixed/floating rate breakdown of gross debt:

(€ million)	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006
	Outstandings	% total debt	Outstandings	% total debt	Outstandings	% total debt
Fixed rate	14,055.2	69.0%	12,129.7	66.5%	11,290.6	65.1%
Floating rate	6,322.6	31.0%	6,111.0	33.5%	6,042.3	34.9%
Total before hedging	20,377.8	100.0%	18,240.7	100.0%	17,332.9	100.0%
Fixed rate	9,960.8	48.0%	9,759.2	53.6%	9,148.6	52.7%
Capped floating rate (active caps)	36.0	0.2%	1,401.7	7.7%	1,862.6	10.8%
Floating rate	10,752.5	51.8%	7,052.1	38.7%	6,350.5	36.5%
Total after hedging and fair value remeasurement of fixed-rate debt (1)	20,749.3	100.0%	18,213.0	100.0%	17,361.7	100.0%
Fair value adjustments to (asset)/liability hedging derivatives	(371.5)		27.7		(28.8)
Total non-current and current borrowings at amortized cost	20,377.8		18,240.7		17,332.9
(1) including Bank overdrafts and other cash position items

Total gross debt as of December 31, 2008 after hedging was 48.2% fixed-rate (including 0.2% at capped floating rates) and 51.8% floating-rate. As of December 31, 2008, only two euro caps with a notional amount of €36 million were active.

As of December 31, 2008, the Group has cash and cash equivalents of €3,850 million, the majority of which bears interest at floating rates.

Net debt after hedging totals €16,528 million and is 58.5% fixed-rate (including 0.2% at capped floating rates) and 41.5% floating-rate.

Sensitivity of the Income Statement and equity:

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	3,850	-	-	3,850
Total floating-rate liabilities	(3,638)	(1,972)	(713)	(6,323)
Net floating-rate position before hedging	212	(1,972)	(713)	(2,473)
Derivative instruments(1)	-	(1,400)	(2,983)	(4,383)
Net floating-rate position after active management and hedging	212	(3,372)	(3,696)	(6,856)
(1) Hedging financial instruments excluding inactive caps of U.S.$400 million and €100 million.

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2008. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt, the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. The impact on equity corresponds to fair market value movements in cash flow hedge derivatives as a result of an instantaneous change in interest rates.

Assuming a constant net debt structure and management policy, an increase in interest rates of 0.5% at the balance sheet date would generate an increase in equity of €27 million (before tax) and a decrease in net income (before tax) of €33 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity.

Back to Contents

All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the variation in interest rates, all other things being equal.

30.1.1.1. Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Note 18).

Fair value hedging swaps represent notional outstanding amount of €5,357.4 million as of December 31, 2008, with a net fair value in the balance sheet of €371.5 million, as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5years	Total assets	Total liabilities
As of December 31, 2008	5,357.4	-	1,812.4	3,545.0	378.9	7.4
As of December 31, 2007	3,808.8	499.7	600.0	2,709.1	21.2	48.9
As of December 31, 2006	3,308.3	49.5	499.7	2,759.1	45.2	16.3

The increase in the fair value hedging portfolio is mainly due to:

•

several floating-rate payer swaps hedging EMTN issues, in the total amount of €3,039 million;

•

the expiry of a €500 million swap;

•

and the cancellation of three EURIBOR swaps (Euro Interbank Offered Rate, interest rate on inter-bank exchanges in the euro-zone, for terms of 1 to 12 months) on the EMTN 10A series, in the amount of €1,000 million.

For euro-denominated debt, floating-rate payer swaps entered into in 2008 were indexed to EONIA (European Overnight Index Average, overnight Euro rate).

Over and above the volume impact, the increase in the fair value of floating-rate payer swaps can also be attributed to the marked drop in interest rates at the end of 2008.

30.1.1.2. Cash flow hedges

Cash flow hedges comprise floating–rate receiver/fixed-rate payer swaps which fix interest payable on floating rate debt primarily secured to finance BOT (Build Operate Transfer) contracts, to the extent the underlying assets generate fixed-rate flows.

Back to Contents

Floating-rate receiver/Fixed –rate payer swaps/purchases of caps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5years	Total assets	Total liabilities
As of December 31, 2008	1,136.4	40.2	416.6	679.6	0.3	96.6
As of December 31, 2007	1,715.3	305.9	811.1	598.3	11.8	41.0
As of December 31, 2006	1,476.5	94.6	1,072.2	309.7	6.8	48.4

-€75.3 million, net of tax, was recorded directly in equity (fair value reserves) in respect of cash flow hedge interest-rate derivatives as of December 31, 2008.

Contractual flows associated with interest rate swaps are paid at the same time as contractual flows in respect of floating-rate borrowings and the amount recorded in equity is released to net income in the period in which interest flows on the debt impact the Income Statement.

The decrease in the cash-flow hedging portfolio is mainly due to:

•

the set-up of new swaps for an amount of €280 million to hedge syndicated loans, including €168 million for a syndicated loan denominated in PLN;

•

the expiry of swaps hedging EMTN series 20 issues, in the amount of €300 million.

•

the cancellation of swaps and caps totaling €600 million.

Conversely to fair value hedges, the drop in interest rates had a negative impact on the market value of fixed-rate payer swaps.

30.1.1.3. Interest-rate derivatives not qualifying for hedge accounting

A certain number of derivative do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

(€ million)	Notional amounts as of December 31, 2008				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	202.4	-	41.7	160.7	3.7	-
Floating-rate receiver / fixed-rate payer swaps	513.9	468.9	2.5	42.5	-	2.0
Floating-rate receiver / floating-rate payer swaps	915.5	665.5	-	250.0	0.5	1.1
Fixed-rate receiver / fixed-rate payer swaps	2.0	-	-	2.0	-	4.0
Total firm financial instruments	1,633.8	1,134.4	44.2	455.2	4.2	7.1
Purchases of vanilla and structured caps	423.4	-	323.4	100.0	3.0	-
Sales of caps	-	-	-	-	-	-
Sales of swaptions	102.0	-	-	102.0	2.7	5.7
Total optional financial instruments	525.4	-	323.4	202.0	5.7	5.7
Total interest-rate derivatives not qualifying for hedge accounting	2,159.2	1,134.4	367.6	657.2	9.9	12.8

Back to Contents

The decrease in the portfolio of interest rate derivatives not qualifying for hedge accounting is mainly due to:

-

the cancellation or expiry of approximately €600 million of financial instruments;

-

the expiry or early unwinding of over €1,000 million of options;

-

the setting-up of approximately €1,200 million of new instruments, essentially to hedge the treasury note program and short-term cash investments.

(€ million)	Notional amounts as of December 31, 2007				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	325.0	5.0	20.6	299.4	-	17.9
Floating-rate receiver / fixed-rate payer swaps	513.8	318.9	150.0	44.9	3.4	0.2
Floating-rate receiver / floating-rate payer swaps	150.0	-	-	150.0	0.7	-
Total firm financial instruments	988.8	323.9	170.6	494.3	4.1	18.1
Purchases of vanilla and structured caps	1,253.2	144.0	909.2	200.0	34.0	-
Sales of caps	75.1	75.1	-	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	5.0
Total optional financial instruments	1,528.3	219.1	909.2	400.0	34.0	5.0
Total interest-rate derivatives not qualifying for hedge accounting	2,517.1	543.0	1,079.8	894.3	38.1	23.1

(€ million)	Notional amounts as of December 31, 2006				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	336.8	-	8.1	328.7	-	1.0
Floating-rate receiver / fixed-rate payer swaps	281.3	239.3	-	42.0	0.6	0.8
Floating-rate receiver / floating-rate payer swaps	803.2	652.0	1.2	150.0	0.8	8.8
Total firm financial instruments	1,421.3	891.3	9.3	520.7	1.4	10.6
Purchases of vanilla and structured caps	2,263.7	700.0	753.6	810.1	27.5	-
Sales of caps (*)	772.8	700.0	72.8	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	2.1
Total optional financial instruments	3,236.5	1,400.0	826.4	1,010.1	27.5	2.1
Total interest-rate derivatives not qualifying for hedge accounting	4,657.8	2,291.3	835.7	1,530.8	28.9	12.7
(*) Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and which do not therefore impact net income.

30.1.2 Management of foreign exchange risk

The Group's international activities generate significant foreign currency flows.

The Group's central treasury department manages foreign exchange risk centrally within limits set by the Chief Financial Officer. The Group uses derivatives to hedge its exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards).

Back to Contents

The fair value of foreign exchange derivatives recognized in the balance sheet breaks down as follows:

(€ million)	Note	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign exchange derivatives		172.7	61.7	105.2	49.2	56.5	42.7
Net investment hedge	30.1.2.1	65.1	8.0	78.3	13.6	42.0	4.3
Derivatives not qualifying for hedge accounting	30.1.2.2	104.7	53.7	26.9	11.8	14.5	4.1
Embedded derivatives	30.1.2.3	2.9	-	-	23.8	-	34.3

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

Back to Contents

30.1.2.1. Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2008 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	AED	2.8	2.8			0.1
	AUD	5.9	5.9				0.1
	GBP	62.5	62.5			11.8
Currency payer swaps	HKD	171.6	171.6			0.2	4.8
	HUF	42.4	42.4			0.5
	ILS	18.3	18.3			1.1
	JPY	63.7	63.7				0.2
	MXN	1.0	1.0
Embedded derivatives (forward sale)	KRW	50.7	15.9	32.2	2.6	29.1
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	131.6	65.4		66.2	22.3	2.9
Total currency derivatives		550.5	449.5	32.2	68.8	65.1	8.0
USPP borrowings	USD	1,221.9		306.8	915.1	N/A	N/A
GBP borrowings	GBP	682.4			682.4	N/A	N/A
Syndicated loan	CZK	187.5		187.5		N/A	N/A
Syndicated loan	PLN	199.1		199.1		N/A	N/A
Total financing		2,290.9	-	693.4	1,597.5

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Overall, the Group adapted its financing policy for foreign-currency assets in 2008, preferring local debt to foreign exchange derivatives.

Therefore, the decrease in currency derivative outstanding is offset by foreign-currency debt secured to finance recent Group acquisitions in the United States, the United Kingdom and Poland.

Fair value movements compared with December 31, 2007 are mainly due to:

•

the expiry of EUR/USD cross currency swaps which had a market value of €64 million as of December 31, 2007;

•

the change in the fair value of EUR/CNY cross currency swaps for €33 million;

•

the change in the fair value of the KRW embedded derivative for €21 million.

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

•

the hedge is partially ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

•

only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2008 of €52.8 million mainly comprise:

•

the impact of exchange rate fluctuations on hedges of Water Division investments in China, Korea, the Czech Republic and the United States of -€14.3 million;

•

the impact of exchange rate fluctuations on hedges of Transportation Division investments in Sweden of -€19.7 million;

•

the impact of exchange rate fluctuations on hedges of Veolia Environnement SA investments in the United States of -€27 million.

Recap: the breakdown as of December 31, 2007 and 2006 is as follows:

(€ million)	Notional amount as of December 31, 2007 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	HKD	50.0	50.0	-	-	3.7	-
	JPY	35.5	35.5	-	-	0.2	-
	MXN	1.2	1.2	-	-	0.1	-
Currency payer swaps	PLN	82.7	82.7	-	-	-	0.3
	GBP	272.7	272.7	-	-	-	0.8
	AUD	7.2	7.2	-	-	0.1	-
	USD	451.2	451.2	-	-	1.7	-
	SKK	76.5	76.5	-	-	0.3	-
Embedded derivatives (forward sale)	KRW	66.5	15.9	48.1	2.5	7.8	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	116.2	-	57.8	58.4	0.2	12.5
Cross currency swaps: floating rate payer / floating rate receiver	USD	234.9	234.9	-	-	64.2	-
Total currency derivatives		1,394.6	1,227.8	105.9	60.9	78.3	13.6
USPP borrowings	USD	247.1	-	18.3	228.8	N/A	N/A
GBP borrowings	GBP	681.8	-	-	681.8	N/A	N/A
Syndicated loan	CZK	189.2	-	189.2	-	N/A	N/A
Total financing		1,118.1	-	207.5	910.6	-	-

Back to Contents

(€ million)	Notional amount as of December 31, 2006 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	HKD	55.9	55.9	-	-	2.1	-
	JPY	14.5	14.5	-	-	0.1	-
Currency payer swaps	MXN	1.4	1.4	-	-	-	-
	PLN	78.3	78.3	-	-	0.8	-
	SKK	112.7	112.7	-	-	0.1	4.3
Embedded derivatives (forward sale)	KRW	82.5	15.9	52.8	13.8	2.7	-
Cross currency swaps: floating rate payer/floating rate receiver	USD	299.1	-	299.1	-	36.2	-
Total currency derivatives		644.4	278.7	351.9	13.8	42.0	4.3
USPP borrowings	USD	285.1	-	-	285.1	N/A	N/A
Syndicated loan	CZK	203.9	-	203.9	-	N/A	N/A
Total financing		489.0	-	203.9	285.1	N/A	N/A

30.1.2.2. Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

The Group determines its foreign exchange position and enters into hedging transactions once it has quantified its foreign exchange exposure and notably the overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position do not qualify for hedge accounting under IAS 39.

The Group nonetheless considers these transactions to be necessary to the effective management of its foreign exchange risk exposure and not to be of a speculative nature, as the currency payer swaps seek to match the euro debt secured by the Group and the functional currencies of the entities financed by the parent company.

Fair value	As of December 31, 2008
(€ million)	Total	HKD	NOK	PLN	Other
Forward purchases	(11.6)	-	(5.0)	(2.3)	(4.3)
Currency receiver swaps	(20.6)	-	-	(1.7)	(18.9)
Total currency swaps and forward purchases	(32.2)	-	(5.0)	(4.0)	(23.2)
Forward sales	(1.6)	-	-	2.2	(3.8)
Currency payer swaps	86.8	28.3	19.3	12.0	27.2
Total currency swaps and forward sales	85.2	28.3	19.3	14.2	23.4
Call options	-	-	-	-	-
Put options	(2.0)	-	-	-	(2.0)
Total currency options	(2.0)	-	-	-	(2.0)
Derivatives not qualifying for hedge accounting (*)	51.0	28.3	14.3	10.2	(1.8)
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

Back to Contents

Hedges as of December 31, 2007 and 2006 were as follows:

Fair value	As of December 31, 2007
(€ million)	Total	USD	GBP	Other
Forward purchases	(4.2)	(4.5)	(0.1)	0.4
Currency receiver swaps	(1.8)	-	-	(1.8)
Total currency swaps and forward purchases	(6.0)	(4.5)	(0.1)	(1.4)
Forward sales	9.2	10.2	-	(1.0)
Currency payer swaps	11.5	5.1	3.2	3.2
Total currency swaps and forward sales	20.7	15.3	3.2	2.2
Call options	(0.4)	(0.4)	-	-
Put options	0.8	0.8	-	-
Total currency options	0.4	0.4	-	-
Derivatives not qualifying for hedge accounting (*)	15.1	11.2	3.1	0.8

Fair value	As of December 31, 2006
(€ million)	Total	USD	GBP	Other
Forward purchases	(1.5)	(1.6)	-	0.1
Currency receiver swaps	0.7		-	0.7
Total currency swaps and forward purchases	(0.8)	(1.6)	-	0.8
Forward sales	0.6	0.3	-	0.3
Currency payer swaps	10.6	8.5	0.7	1.4
Total currency swaps and forward sales	11.2	8.8	0.7	1.7
Put options	-	-	-	-
Total currency options	-	-	-	-
Derivatives not qualifying for hedge accounting (*)	10.4	7.2	0.7	2.5
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA to hedge its foreign currency-denominated net debt (comprising foreign currency-denominated borrowings and foreign currency-denominated inter-company loans and borrowings).

30.1.2.3. Embedded derivatives

The embedded derivatives concern Water treatment contracts with Korean industrial customers. The contracts feature clauses indexing to the euro or U.S. dollar, while the operating expenses are in Korean won.

30.1.2.4. Overall exposure to foreign exchange risk and sensitivity of the income statement and equity

Foreign exchange risk as defined in accordance with IFRS 7 mainly results from receivables and payables not denominated in the functional currency of the accounting entity.

As such, foreign exchange positions within the Group primarily result from:

(a)

foreign currency-denominated loans/borrowings and the related hedges (e.g. currency swaps),

(b)

foreign currency-denominated purchases and sales of goods and services relating to operating activities and the related hedges (e.g. currency forwards). Such transactions remain nonetheless limited within the Group, as the activities of the Group are performed by subsidiaries operating in their own country and their own currency. Operating exposure to foreign exchange risk is therefore naturally limited.

Back to Contents

The following tables summarize Group exposure to exchange rate movements by main currency:

(€ million)	As of December 31, 2008
	EUR	USD	GBP	HKD	CZK	PLN	KRW	Other
Balance sheet position before management	(34)	(260)	204	536	(209)	107	-	755
Off-balance sheet position (1)	-	149	(220)	(524)	214	(102)	(128)	(736)
Position after management	(34)	(111)	(16)	12	5	5	(128)	19
(1) The off-balance sheet position corresponds to the notional amount of derivatives set-up to hedge balance sheet exposure and embedded derivatives sensitive to foreign exchange risk.

The net euro position mainly corresponds to euro-denominated debt carried by Swedish, Moroccan, Polish and Romanian subsidiaries. The net USD position corresponds to financing in Asia, Australia, South America and the Middle East. The net HKD position corresponds to financing primarily in China. The KRW position corresponds to the aforementioned HPC Korean embedded derivative.

Given the policy of hedging foreign currency denominated receivables and payables, the sensitivity of Group net income as of December 31, 2008 to changes in exchange rates remains relatively limited. Therefore, an instantaneous 10% increase in the four main currencies against the euro, all other things being equal, would have an impact of -€24 million on the consolidated income statement, excluding the impact of translating the operating net income of entities realized in these different currencies.

(€ million)	As of December 31, 2008
	USD		GBP		HKD		KRW
	Net income (1)	Equity	Net income (1)	Equity	Net income (1)	Equity	Net income (1)	Equity
Impact	(11)	n/a	(2)	n/a	1	n/a	(12)	n/a
(1) before tax.

30.1.3 Management of commodity risk

As of December 31, 2008, the fair value of commodity derivatives totaled €89.4 million in assets and €107.3 million in liabilities.

30.1.3.1. Fuel and electricity risks

Fuel prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement's activities have not been materially affected and should not be materially affected in the future by cost increases or the availability of fuel or other commodities. The contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

Nonetheless, as part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of commodities (gas, electricity) and set-up heavy fuel and diesel derivatives to fix the cost of refined petroleum supplies, where the contracts do not offer adapted protection.

As such, in the Transportation Division, a fuel hedging policy has been implemented in order to control trends in fuel prices. The Group uses derivatives whose characteristics (notional amount, maturity) are defined in line with forecast fuel requirements (based on firm orders or highly probably forecast flows). The majority of these derivatives are swaps.

These derivatives were analyzed in accordance with IAS 39 and classified as hedging instruments (cash flow hedges).

In addition, the Group enters into long-term contracts for the purchase of gas, coal, electricity and biomass in order to secure its supply chain.

Back to Contents

The majority of these commitments are reciprocal; the third parties concerned are obliged to deliver the quantities indicated in these contracts and the Group is obliged to take them.

These contracts are considered to fall outside the scope of IAS 39, except for specific transactions in Germany, where electricity purchase options and sales commitments have been contracted in parallel. These transactions are not classified as hedges in accordance with IAS 39.

Purchase options cover the period 2008 to 2025 and represent a notional amount of €55.8 million, based on valuation assumptions at the balance sheet date. Sales commitments cover the period 2008 to 2011 and represent a notional amount of €17.3 million, based on the same valuation assumptions.

Contract notional amounts are as follows:

(€ million)	Notional contract amount as of December 31, 2008 by maturity
	Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options: in Gwh	12,854	868	3,063	8,923
in € million	667.5	41.9	159.5	466.1
Electricity sales commitments: in Gwh	3,817	824	2,993	-
in € million	250.6	38.2	212.4	-

(€ million)	Notional contract amount as of December 31, 2007 by maturity
	Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options: in Gwh	15,280	935	3,445	10,900
in € million	749.6	50.3	169.3	530.0
Electricity sales commitments: in Gwh	3,202	1,032	2,170	-
in € million	177.1	55.7	121.4	-

(€ million)	Notional contract amount as of December 31, 2006 by maturity
	Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options: in Gwh	16,511	886	3,501	12,124
in € million	717.0	37.5	150.3	529.2
Electricity sales commitments: in Gwh	3,811	876	2,935	-
in € million	184.4	39.3	145.1	-

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of +€2.5 million and -€3.2 million, respectively.

30.1.3.2. Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2007. These transactions are recorded in assets in the amount of €0.7 million and in liabilities in the amount of €2.2 million (see Note 42).

30.1.4 Management of equity risk

As of December 31, 2008, Veolia Environnement held 14,980,034 of its own shares with a market value of €332.6 million, based on a share price of €22.20 and a net carrying amount of €457.5 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

Back to Contents

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

30.2. Management of liquidity risk

The operational management of liquidity and short-term financing is managed by the Treasury and Financing Department.

Similarly, new financing is secured and managed centrally in order to optimize liquidity.

The Group secures financing on the bank lending market, the treasury note market, international bond markets and international private placement markets.

Veolia Environnement financing does not contain any events of default tied to compliance with a debt ratio, an interest coverage ratio or a minimum credit rating, except for the private placement performed in the United States in 2003 (see Note 18), which is subject to two coverage ratios (debt and finance costs).

Financial ratios may also be encountered in certain project financing, most generally carried by dedicated companies (non-recourse or limited recourse financing, involving amounts which are not individually material at Group level) or financing granted by multilateral development banks to certain Group subsidiaries.

At the end of 2008, Veolia Environnement complied with the covenants of all its material financing.

Veolia Environnement SA cash surpluses are managed with a profitability objective close to that of the money market and avoiding exposure to capital risk and maintaining a low level of volatility.

Back to Contents

The following table presents undiscounted contractual flows of financial liabilities, comprising principal payments and interest flows. Market data used are valid as of December 31, 2008:

(€ million)	As of December 31, 2008		Maturing in
	Net carrying amount	Total contractual flows (1)	Less than 1 year	2 years	3 to 5 years	More than 5 years
Non-current borrowings	17,063.9	16,449.4	-	845.2	5,301.9	10,302.3
o/w bond issues – publicly offered	10,290.9	10,067.1	-	22.3	2,503.0	7,541.8
o/w bond issues – private placements	320.2	296.9	-	-	146.0	150.9
Current borrowings	3,219.7	3,219.7	3,219.7	-	-	-
Trade payables	5,634.5	5,634.5	5,634.5	-	-	-
Other current operating payables	5,112.3	5,112.3	5,112.3	-	-	-
Bank overdrafts and other cash position items	465.7	465.7	465.7	-	-	-
Interest on non-current and current borrowings (2)	-	-	843.2	770.6	1,891.0	4,111.0
Derivative instruments – Liabilities	285.8
o/w interest rate derivatives	116.8	344.4	28.6	26.5	66.2	223.1
Fair value hedges	7.4	48.1	5.8	5.8	17.1	19.4
Cash flow hedges	96.6	279.4	17.9	16.4	46.8	198.3
Derivatives not qualifying for hedge accounting	12.8	16.9	5.0	4.3	2.2	5.4
o/w foreign exchange derivatives not qualifying for hedge accounting	53.7	46.3	37.5	3.7	5.1	-
Inflows		(1,079.6)	(964.8)	(74.7)	(40.1)	-
Outflows		1,125.9	1,002.3	78.4	45.2	-
o/w foreign exchange derivatives hedging a net investment	8.0	2.1	2.1	-	-	-
Inflows		(219.7)	(219.7)	-	-	-
Outflows		221.8	221.8	-	-	-
o/w commodity derivatives	107.3
Sub-total debts and liabilities			14,877.8	1,645.9	7,264.3	14,636.4
Derivative instruments – Assets	(651.2)
o/w interest rate derivatives	(389.1)	(715.9)	(84.6)	(84.0)	(221.9)	(325.4)
Fair value hedges	(378.9)	(684.5)	(76.1)	(76.1)	(215.2)	(317.1)
Cash flow hedges	(0.3)	(3.2)	(0.9)	(0.9)	(1.1)	(0.3)
Derivatives not qualifying for hedge accounting	(9.9)	(28.2)	(7.6)	(7.0)	(5.6)	(8.0)
o/w foreign exchange derivatives not qualifying for hedge accounting	(107.6)	(109.7)	(103.8)	(3.7)	(2.2)	-
Inflows		(1,606.2)	(1,524.8)	(61.3)	(20.1)	-
Outflows		1,496.5	1,421.0	57.5	17.9	-
o/w foreign exchange derivatives hedging a net investment	(65.1)	(22.1)	(15.0)	(0.4)	(1.2)	(5.5)
Inflows		(168.6)	(161.5)	(0.4)	(1.2)	(5.5)
Outflows		146.5	146.5	-	-	-
o/w commodity derivatives	(89.4)		-	-	-	-
Sub-total assets			(203.4)	(88.1)	(225.3)	(331.0)
Total			14,674.4	1,557.8	7,039.0	14,305.4
(1) debts are presented at the year-end exchange rate (2) floating-rate interest is calculated at the year-end interest rate

Back to Contents

Liquid assets of the Group as of December 31, 2008 break down as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Veolia Environnement:
Undrawn MT syndicated loans *	2,890.3	4,000.0	4,000.0
Undrawn MT credit lines	575.0	850.0	925.0
Undrawn ST credit lines	350.0	175.0	150.0
Other financial assets (marketable securities)		-	17.6
Cash & cash equivalents	2,283.6	1,550.8	1,140.5
Subsidiaries:
Other financial assets (marketable securities)		-	48.9
Cash & cash equivalents	1,566.0	1,564.8	1,517.5
Total liquid assets	7,664.9	8,140.6	7,799.5
Current debts and bank overdrafts and other cash position items
Current debts	3,219.7	3,805.0	2,904.1
Bank overdrafts and other cash position items	465.7	459.4	456.0
Total current debts and bank overdrafts and other cash position items	3,685.4	4,264.4	3,360.1
Total liquid assets net of current debts and bank overdrafts and cash position items	3,979.5	3,876.2	4,439.4
* maturing April 20, 2012

As of December 31, 2008, Veolia Environnement had total liquid assets of €7.7 billion, including cash and cash equivalents of €3.9 billion.

Veolia Environnement SA cash surpluses (€2,283.6 million) are managed with a profitability objective close to that of the money market and avoiding exposure to capital risk and maintaining a low level of volatility. Investment supports primarily comprise UCITS, monetary notes, certificates of deposit, treasury notes and equivalent (see Note 15, Cash and cash equivalents).

In 2008, the Group continued its policy of optimizing the cost and maturity of its liquid assets. Veolia Environnement SA drew down the syndicated loan in the amount of €1,150 million (euro equivalent at the time of draw-down; €1,110 million as of December 31, 2008 - see Note 18, Non-current borrowings), with all bank pool members contributing in the amount of their agreed share.

Undrawn credit lines as of December 31, 2008 are as follows:

Bank	Amount in € million	Maturity
Natixis	200	February 9, 2009(1)
BNP Paribas	150	March 3, 2009 (1)
Calyon	100	January 4, 2010
CIC	100	November 15, 2010
ABN AMRO	125	December 20, 2010
Société Générale	150	December 23, 2010
Royal Bank of Scotland	100	December 29, 2010
Total	925
(1) currently in renegotiation

The €75 million credit line with Société Générale which matured on December 28, 2008 was renewed in the same amount, with a new maturity of December 23, 2010.

Back to Contents

The €100 million credit line with Deutsche Bank which matured on December 29, 2008 was not renewed.

The next substantial bond redemption will take place in February 2012.

30.3. Management of credit risk

Credit risk must be considered separately with respect to operating financial assets and operating receivables. Credit risk on operating financial assets is appraised via the rating of primarily public customers. Credit risk on other operating receivables is appraised through an analysis of risk dilution and late payments for private customers and exceptionally, for public customers, by a credit analysis.

Given the nature of the Group’s activities and its customers, and notably the ongoing nature of its activities, the Group considers that credit risk is unlikely to have a material impact.

(€ million)		As of December 31, 2008			Breakdown by customer type
	Note	Gross carrying amount	Provisions	Net carrying amount	Public customers - Delegating authority	Private customers - Individuals	Public customers - Other	Private customers - Companies
Non-current and current operating financial assets	10	5,763.8	(12.6)	5,751.2	4,834.9	-	54.0	862.3
Trade receivables	13	10,253.0	(550.9)	9,702 .1	2,228.2	1,877.2	1,776.1	3,820.6
Other current operating receivables	13	1,314.1	(59.6)	1,254.5	244.3	312.9	153.1	544.2
Other non-current financial assets in loans and receivables	11	803.0	(63.4)	739.6	59.9	21.8	28.9	629.0 (1)
Current financial assets in loans and receivables	14	283.3	(27.9)	255.4	29.4	4.7	28.6	192.7
Loans and receivables		18,417.2	(714.4)	17,702.8	7,396.7	2,216.6	2,040.7	6,048.8
Other non-current financial assets	11	91.5	(13.8)	77.7	23.3	8.1	17.6	28.7
Other current financial assets	14	70.2	(4.2)	66.0	2.0	3.9	26.0	34.1
(1) Including Dalkia International and its subsidiaries for €434,2 million.

Back to Contents

Financial assets maturity schedule

(€ million)		As of December 31, 2008				Assets past due but not impaired
	Note	Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
						0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,763.8	(12.6)	5,751.2	5,738.4	7.2	5.6	-
Trade receivables	13	10,253.0	(550.9)	9,702.1	6,649.7	2,258.2	387.4	406.8
Other current operating receivables	13	1,314.1	(59.6)	1,254.5	819.5	162.5	162.1	110.4
Other non-current financial assets in loans and receivables	11	803.0	(63.4)	739.6	739.6	-	-	-
Current financial assets in loans and receivables	14	283.3	(27.9)	255.4	188.6	45.2	12.3	9.3
Loans and receivables		18,417.2	(714.4)	17,702.8	14,135.8	2,473.1	567.4	526.5
Other non-current financial assets	11	91.5	(13.8)	77.7	77.7	-	-	-
Other current financial assets	14	70.2	(4.2)	66.0	17.7	30.5	3.9	13.9

Assets past due over 6 months and not impaired (€1,111.8 million) mainly consist of trade receivables.

Payment delays in excess of 6 months are mainly concentrated in two countries where settlement periods are exceptionally long:

•

In Italy, the net “trade receivables” account for all Group subsidiaries is €234.8 million as of December 31, 2008, for receivables past due over 6 months. This period is due to settlement practices in this country. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities and state bodies for which the recovery period is long.

•

In Morocco, the net “trade receivables” account is €73.3 million as of December 31, 2008, compared to €88 million as of December 31, 2007, for receivables past due over 6 months. Recovery action plans implemented in 2007 were continued with local authorities and state bodies who comprise the majority of debtors.

Finally, in France, net trade receivables past due over 6 months total €262.1 million at the end of 2008 (€189.6 million at the end of 2007) representing 5.09% of customer outstandings (including €98.5 million past due over one year), the majority of which concern amounts invoiced on behalf of local authorities and public bodies and VAT.

Back to Contents

Financial assets maturity schedule as of December 31, 2007:

(€ million)	Note	As of December 31, 2007				Assets past due but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
						0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,633.6	(6.0)	5,627.6	5,624.4	2.5	0.7	-
Trade receivables	13	9,813.7	(510.0)	9,303.7	6,335.5	2,305.0	309.7	353.5
Other current operating receivables	13	1,508.1	(75.1)	1,433.0	784.0	451.5	134.1	63.4
Other non-current financial assets in loans and receivables	11	572.6	(57.6)	515.0	515.0	-	-	-
Current financial assets in loans and receivables	14	174.1	(21.3)	152.8	123.3	15.7	6.2	7.6
Loans and receivables		17,702.1	(670.0)	17,032.1	13,382.2	2,774.7	450.7	424.5
Other non-current financial assets	11	231.0	-	231.0	231.0	-	-	-
Other current financial assets	14	177.2	-	177.2	177.2	-	-	-

Back to Contents

NOTE 31. Additional information on financial assets and liabilities

Fair value measurement principles are presented in Note 1.27.

Financial assets

The following schedules present the net carrying amount and fair value of Group financial assets as of December 31, 2008, 2007 and 2006:

(€ million)		As of December 31, 2008
		Net carrying amount	Financial assets at fair value			Fair value	Method of determining fair value
	Note		Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement		Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Non-consolidated investments	9	202.8	202.8			202.8	X	X
Non-current and current operating financial assets	10	5,751.2		5,751.2		5,666.9		X
Other non-current financial assets	11	817.3	77.7	739.6		817.3		X
Trade receivables	13	9,702.0		9,702.0		9,702.0		X
Other current operating receivables	13	1,254.5		1,254.5		1,254.5		X
Other current financial assets	14	321.4	66.0	255.4		321.4	X	X	X
Cash and cash equivalents	15	3,849.6			3,849.6	3,849.6	X	X
Total		21,898.8	346.5	17,702.7	3,849.6	21,814.5

The change in the fair value of operating financial assets between 2007 and 2008 is affected by the downturn in counterparty credit risks and in particular that of Hynix.

Back to Contents

(€ million)		As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
	Note	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement
Non-consolidated investments	9	256.1	256.1	-	-	256.1	256.1	-	-
Non-current and current operating financial assets	10	5,627.6	-	5,627.6	-	5,666.2	-	5,666.2	-
Other non-current financial assets	11	746.0	231.0	515.0	-	746.0	231.0	515.0	-
Trade receivables	13	9,303.7	-	9,303.7	-	9,303.7	-	9,303.7	-
Other current operating receivables	13	1,433.0	-	1,433.0	-	1,433.0	-	1,433.0	-
Other current financial assets	14	330.0	177.2	152.8	-	330.0	177.2	152.8	-
Cash and cash equivalents	15	3,115.6	-	-	3,115.6	3,115.6	-	-	3,115.6
Total		20,812.0	664.3	17,032.1	3,115.6	20,850.6	664.3	17,070.7	3,115.6

(€ million)		As of December 31, 2006
		Net carrying amount per IAS39 category
	Note	Total	Held-to-maturity assets	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement	Assets at fair value through the Income Statement and held for trading
Non-consolidated investments	9	181.7	-	181.7	-	-	-
Non-current and current operating financial assets	10	5,459.6	-	-	5,459.6	-	-
Other non-current financial assets	11	637.5	-	91.5	546.0	-	-
Trade receivables	13	8,490.6	-	-	8,490.6	-	-
Other current operating receivables	13	1,262.2	-	-	1,262.2	-	-
Other current financial assets	14	271.7	-	66.4	205.3	-	-
Cash and cash equivalents	15	2,658.0	-	-	-	2,658.0	-
Total		18,961.4	-	339.6	15,963.8	2,658.0	-

Back to Contents

Financial liabilities

The following tables present the net carrying amount and fair value of financial liabilities by category as of December 31, 2008, 2007 and 2006:

(€ million)	Note	As of December 31, 2008
		Net carrying amount	Financial liability at fair value			Fair value	Method of determining fair value
		Total	Liabilities at amortized cost	Liabilities at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading	Total	Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Borrowings and other financial liabilities
- non-current bonds	18	11,097.6	11,097.6			9,836.9	X	X
- other non-current borrowings	18	5,966.3	5,966.3			5,227.4		X
- current borrowings	19	3,219.7	3,219.7			3,219.7		X
- bank overdrafts and other cash position items	20	465.7	465.7			465.7		X
Other non-current debt	18	-	-			-		X
Trade payables	13	5,634.5	5,634.5			5,634.5		X
Other operating payables	13	5,112.3	5,112.3			5,112.3		X
Total		31,496.1	31,496.1			29,496.5

Back to Contents

(€ million)		As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
	Note	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading
Borrowings and other financial liabilities
- non-current bonds	18	9,009.6	9,009.6	-	-	8,747.8	8,747.8	-	-
- other non-current borrowings	18	4,938.4	4,938.4	-	-	4,761.6	4,761.6	-	-
- current borrowings	19	3,805.0	3,805.0	-	-	3,805.0	3,805.0	-	-
- bank overdrafts and other cash position items	20	459.4	459.4	-	-	459.4	459.4	-	-
Other non-current debt	18	-	-	-	-	-	-	-	-
Trade payables	13	5,343.8	5,343.8			5,343.8	5,343.8
Other operating payables	13	5,009.4	5,009.4	-	-	5,009.4	5,009.4	-	-
Total		28,565.6	28,565.6	-	-	28,127.0	28,127.0	-	-

Back to Contents

(€ million)		As of December 31, 2006
		Net carrying amount per IAS 39 category				Fair value
	Note	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading
Borrowings and other financial liabilities
- non-current bonds	18	8,417.5	8,417.5	-	-	8,635.6	8,635.6	-	-
- other non-current borrowings	18	5,584.1	5,584.1	-	-	5,640.4	5,640.4	-	-
- current borrowings	19	2,904.1	2,904.1	-	-	2,904.1	2,904.1	-	-
- bank overdrafts and other cash position items	20	456.0	456.0	-	-	456.0	456.0	-	-
Other non-current debt	17	207.3	207.3	-	-	207.3	207.3	-	-
Trade payables	13	4,776.0	4,776.0			4,776.0	4,776.0
Other operating payables	13	4,445.6	4,445.6	-	-	4,445.6	4,445.6	-	-
Total		26,790.7	26,790.7	-	-	27,065.1	27,065.1	-	-

Back to Contents

NOTE 32. Employee benefit obligation

Share-based compensation

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management.

Outstanding option plans at the end of 2008 were as follows:

	N°7	N°6	N°5	N°4	N°3	N°2
	2007	2006	2004	2003	2002	2001
Grant date	07/17/2007	03/28/2006	12/24/2004	03/24/2003	01/28/2002	02/08/2001
Number of options granted	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000
Number of options not exercised	660,150*	3,832,565	3,085,972	1,591,712	1,935,603	1,382,525
Plan term	8 years	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service plus performance conditions to be satisfied	4 years service	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service
Vesting method	After 4 years	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	After 3 years
Strike price (in euros)	57.05	44.03**	24.32**	22.14**	36.65**	40.59**

* Given the performance criteria, the number of options effectively exercisable has been reduced from 2,402,800 to 660,150.

** Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2008). The initial strike prices for plans n°2, n°3, n°4, n°5 and n°6 were €42.00, €37.53, €22.50, €24.72 and €44.75 respectively.

Back to Contents

2008:

The Group did not grant any share options in 2008.

2007:

In 2007, the Group granted 2,490,400 share options to two employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007, calculated using the Black and Scholes model, is €13.91. The assumptions underlying this model are as follows: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate of 4.59%, estimated exercise maturity of 6 years.

In 2007, the Group granted 333,700 Free Shares to employees recognized for their excellent performance in 2006. In France, rights vest after two years, followed by a two year lock-in period and are subject to performance conditions. Outside France, rights vest after four years subject to performance conditions. The estimated fair value of each free share granted in 2007 was €57.26, net of dividends not received during the vesting period and, for shares granted to French employees, a discount for non-transferability.

Finally, in 2007, the Group granted 205,200 Stock Appreciation Rights (SAR) to ordinary shares to three groups of employees: firstly, Veolia Environnement Group management, secondly senior managers of Veolia Environnement Group companies and thirdly employees recognized for their excellent performance in 2006. Rights vest after four years subject to performance conditions. As of December 31, 2008, the estimated fair value of each option granted in 2007 is €0.228. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €21.16, historical volatility of 31.72%, expected dividend yield of 6.33%, risk-free interest rate of 2.831%, estimated exercise maturity of 4 years, subscription price of €57.20.

The number of options granted under the three 2007 plans (share options, free shares and SAR) was determined based on the increase in net earnings per share between December 31, 2006 and December 31, 2008. This has been taken into account in the calculation of the number of options vested and the compensation expense.

2006:

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was adjusted to €10.01. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate of 3.69%, estimated exercise maturity of 6 years.

Given the progressive vesting conditions based on length of presence in the company, the compensation expense for 2008, 2007 and 2006 is €5.5 million, €15.6 million and €16.7 million respectively.

Back to Contents

Information on share purchase and subscription options granted since 2001 is detailed below, with a breakdown of movements in 2006, 2007 and 2008 (share option plans excluding SAR plans and free share plans):

	Number of shares outstanding	Weighted average strike price (in € )
As of December 31, 2005	15,964,344	31.01
Granted	4,044,900	44.75
Exercised	(3,065,733)	34.32
Cancelled	(143,253)	36.04
Expired	-	-
As of December 31, 2006	16,800,258	33.67
Granted	2,490,400	57.05
Adjustment for share capital increase of July 10, 2007	228,525	33.79
Exercised	(4,046,076)	30.20
Cancelled	(51,934)	49.70
Expired	-	-
As of December 31, 2007	15,421,173	37.71
Granted	-	-
Exercised	(886,095)	28.36
Cancelled	(242,056)	46.78
Expired	(1,804,495)*	56.17
As of December 31, 2008	12,488,527	35.53
* including 1,742,650 shares due to failure to meet performance conditions

The average share price at the time of option exercise in 2008 was €50.50.

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2008 are as follows:

Strike price	Number of options outstanding	Average strike price (in euros)	Average residual term (in years)	Number of options vested
20-25	4,677,684	23.58	3.38	4,677,684
35-40	1,935,603	36.65	1.08	1,935,603
40-45	5,215,090	43.12	3.88	1,382,525
55-60	660,150	57.05	6.54	0
	12,488,527	35.53	3.40	7,995,812

As of December 31, 2008, 7,995,812 can be exercised.

Employees' savings plans

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

Back to Contents

Veolia Environnement did not introduce any new employee savings plans in 2008.

Shares subscribed by Veolia Environnement employees in 2006 and 2007:

	2007	2006
Number of shares	1,415,163	1,502,731
Subscription price	€48.37 (*)	€37.52
Amount subscribed (€ million)	68.5	56.4

(*) weighted average price - 1,392,857 shares were subscribed at €48.18 and 22,306 were subscribed at €60.23 (leveraged formula with the grant of share subscription warrants in Germany and leveraged formula with the grant of SAR in Australia, Canada, South Korea, Portugal and Sweden).

In 2007, a compensation expense of €49.7 million was recorded in accordance with IFRS 2 on share-based payments. In 2007, Veolia Group applied the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007) and, as such, this compensation includes a discount for non-transferability of €7.2 million. The discount for non-transferability was determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares (€62.47), financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost are 4.05% and 6.74% respectively. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date is 12%.

In 2006, a compensation expense of €24.3 million was recorded in accordance with IFRS 2 on share-based payments. In 2006, Veolia Group applied the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007) and, as such, this compensation includes a discount for non-transferability of €6.8 million. The discount for non-transferability was determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares (€49.18), financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost are 3.70% and 6.40% respectively. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date is 12%.

Pension plans and other post-employment benefits

a- Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In addition, Group companies have defined contribution plans in the majority of countries where the Group is present. Expenses incurred by the Group under these plans total €89 million for 2008 and €65.4 million for 2007.

Certain Group companies have established defined benefit pension plans. The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2008 of €791 million and in France with a pension obligation as of December 31, 2008 of €451 million, notably in respect of retirement termination payments. Benefits are based on the remuneration and length of services of employees.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 17,000 employees. The corresponding expense recorded in the Income Statement is equal to annual contributions and totals slightly over €32 million in 2008 and €29.2 million in 2007. Multi-employer plans in Sweden and the Netherlands are funded by capitalization; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

Back to Contents

b-

Obligations in respect of defined benefit pension plans and other post-employment benefits

The following schedules present obligations in respect of defined benefit pension plans and other post-employment benefits.

NB: these schedules exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

b-1 Change in the defined benefit obligation (D.B.O)

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in the defined benefit obligation	2008	2007	2006	2008	2007	2006
Defined benefit obligation at beginning of year	1,733.4	1,836.0	1,457.4	41.0	53.8	25.9
Current service cost	53.4	61.8	55.6	1.4	1.6	1.5
Interest cost	88.7	85.7	67.2	2.2	2.3	2.1
Plan participants' contributions	7.1	7.9	6.0	-	-	-
Benefit obligation assumed on acquisition of subsidiaries	7.3	41.3	325.2	-	-	25.1
Benefit obligation transferred on disposal of subsidiaries	(20.4)	(2.3)	(0.9)	-	-	-
Curtailments Liquidations	(5.0) (23.2)	(3.3) (9.6)	(9.3) (0.1)	- -	(8.3) -	- -
Actuarial loss (gain)	(75.2)	(128.5)	(15.6)	(3.7)	(5.9)	0.9
Benefits paid	(79.2)	(75.6)	(68.2)	(3.1)	(2.6)	(2.1)
Plan amendments	43.0	21.1	20.6	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	(207.9)	(101.1)	(1.9)	3.9	0.1	0.4
(1) Define benefit obligation at end of year	1,522.0	1,733.4	1,836.0	41.7	41.0	53.8

Other changes in the defined benefit obligation for pension plans and other post-employment benefits (excluding medical insurance coverage of retirees) primarily concern the impact of foreign exchange translation (-€239 million, entirely on the pound sterling).

Back to Contents

b-2 Change in plan assets

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in plan assets	2008	2007	2006	2008	2007	2006
Fair value of plan assets at beginning of year	1,242.7	1,220.8	867.2	-	-	-
Expected return on plan assets	72.8	70.9	55.4	-	-	-
Actuarial gains (losses)	(219.6)	(5.6)	21.5	-	-	-
Group contributions	45.2	74.9	62.0	-	-	-
Plan participants' contributions	7.1	7.9	6.0	-	-	-
Plan assets acquired on acquisition of subsidiaries	1.8	24.8	243.1	-	-	-
Plan assets transferred on disposal of subsidiaries	(1.6)	(0.5)	(0.1)	-	-	-
Liquidations	(12.2)	(9.9)	-	-	-	-
Benefits paid	(49.0)	(47.8)	(45.2)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	(185.9)	(92.8)	10.9	-	-	-
(2) Fair value of plan assets at end of year	901.1	1,242.7	1,220.8	-	-	-

Other changes in plan assets primarily concern the impact of foreign exchange translation (-€211 million, including -€218 million on the pound sterling).

The actual return on plan assets (expected return on plan assets + actuarial gains/losses) was -€146.8 million at the end of 2008, compared to +€65.3 million at the end of December 2007 and +€76.9 million at the end of December 2006.

Group contributions in 2007 include exceptional contributions of €28 million in France and the United Kingdom.

The Group plans to make contributions of €40 million to defined benefit plans in 2009.

The expected return on plan assets in 2009 is €56 million. A 1% increase in the expected rate of return assumption would generate additional income of €8.7 million.

Group pension plan assets were invested as follows as of December 31, 2008, 2007 and 2006:

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Shares	46%	50%	51%
Bonds and debt instruments	40%	38%	39%
Insurance risk-free funds	12%	8%	8%
Liquid assets	0%	3%	1%
Other	2%	1%	1%

Back to Contents

b-3 Change in funding status and the provision

(€ million)	As of December 31
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2008	2007	2006	2008	2007	2006
Funding status = (2) – (1)	(620.9)	(490.7)	(615.2)	(41.7)	(41.0)	(53.8)
Unrecognized past service costs	96.6	61.2	50.3	-	-	7.0
Other	(2.1)	(6.4)	(5.3)	-	-	-
Net obligation	(526.4)	(435.9)	(570.2)	(41.7)	(41.0)	(46.8)
Provisions	(539.8)	(445.3)	(580.1)	(41.7)	(41 .0)	(46.8)
Prepaid benefits	13.6	9.4	9.9	-	-	-

The increase in unrecognized past service costs is linked to the impact of the Labor Modernization Law (Loi de Modernisation du Travail) on retirement termination payment obligations in France, and primarily in Dalkia.

Provisions for post-employment benefits total €581.5 million, compared to €486.3 million in 2007. In 2008, this amount notably includes provisions of €4.9 million reclassified in the balance sheet in Liabilities directly associated with assets held for sale (i.e. an amount of €576.6 million recorded in the balance sheet).

The defined benefit obligation (DBO) is €340.5 million for unfunded defined benefit pension plans and other post-employment benefits (excluding medical insurance coverage of retirees) and €1,180.9 million for partially or fully funded plans as of December 31, 2008, compared to €333.8 million and €1,440.7 million at the end of 2007 and €297.8 million and €1,538.2 million at the end of 2006.

b-4 Change in repayment entitlement

(€ million)	2008	2007	2006
Change in repayment entitlement
Fair value of repayment entitlement at beginning of year	21.5	25.9	7.5
Expected return on repayment entitlement	0.9	1.1	0.7
Actuarial gains (losses)	(1.0)	(3.3)	(0.4)
Repayment entitlement acquired on acquisition of subsidiaries	-	-	18.6
Repayments	(1.6)	(2.2)	(0.5)
Other (incl. changes in consolidation scope and foreign exchange translation)	2.5 *-	-	-
Fair value of repayment entitlement at end of year	22.3	21.5	25.9
* new repayment entitlement

The market value of repayment entitlement recorded in assets as of December 31, 2008 is €22.3 million. Repayment entitlement concerns the portion of employee rights to post-employment benefits corresponding to periods during which the employee was employed by a previous employer or where the operating contract stipulates that employee entitlement to post-employment benefits is assumed by a third party.

Back to Contents

b-5 Impact on the Income Statement

The net benefit cost for the period is as follows:

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2008	2007	2006	2008	2007	2006
Current service cost	53.4	61.8	55.6	1.4	1.6	1.5
Interest cost	88.7	85.7	67.2	2.2	2.3	2.1
Expected return on plan assets	(72.8)	(70.9)	(55.4)	-	-	-
Expected return on repayment entitlement	-	(1.1)	(0.7)	(0.9)	-	-
Past service costs recognized in the year	9.4	7.6	3.8	-	0.1	0.5
Curtailments / liquidations	(16.3)	(3.1)	(10.1)	-	-	-
Other	(1.2)	(0.3)	(1.8)	2.2	-	-
Net benefit cost (1)	61.2	79.7	58.6	4.9	4.0	4.1
(1) The 2008 cost excludes the Clemessy and Crystal entities, divested in December 2008.

These costs were recorded in full in operating income, except for interest costs and the expected return on plan assets which are recorded in net finance costs.

c - Actuarial assumptions

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

Pension plans

The benefit obligation in respect of pension plans as of December 31, 2008, 2007 and 2006 is based on the following average assumptions:

Pension obligation	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Discount rate	5.83%	5.49%	4.74%
Expected rate of salary increase	3.8%	3.5%	3.65%

Periodic movements in pension benefit obligations in 2008, 2007 and 2006 are based on the following average assumptions:

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Discount rate	5.5%	4.7%	4.5%
Expected return on plan assets	6.4%	6.0%	6.2%
Expected rate of salary increase	3.5%	3.7%	3.3%
Average residual active life expectancy (in years)	12.0	12.0	13.8

The actual return on plans assets in 2008, 2007 and 2006 was -13.7%, 5.3% and 7.4% respectively.

The Group benefit obligation is especially sensitive to the discount rate and inflation. A 1% increase in the discount rate would decrease the benefit obligation by €191 million and current service costs by €9 million. A 1% decrease in the discount rate would increase the benefit obligation by €226 million and current service costs by €12 million.

Back to Contents

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €206 million and current service costs by €9 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €179 million and current service costs by €8 million.

Other post-employment benefits

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Assumed rate of increase in health costs in the coming year	5.1%	5.4%	5.5%
Target rate of increase in costs	3.6%	3.5%	4.0%
Year long-term rate is expected to stabilize	2020	2020	2014

Assumptions concerning the growth in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in the assumed rate of increase in health costs would increase the post-employment benefit obligation by €6.5 million and, conversely, a 1% decrease would reduce the post-employment benefit obligation by €5.1 million.

Assumptions concerning the rate of increase in health insurance costs have a minimal impact on the current service cost.

Amounts for the current and three prior periods are as follows:

Pension Obligation	2008	2007	2006	2005
Benefit obligation at year end	(1,522.0)	(1,733.4)	(1,836.0)	(1,457.4)
Fair value of plan assets at year end	901.1	1,242.7	1,220.8	867.2
Funded status	620.9	(490.7)	(615.2)	(590.2)
Actuarial gains (losses) / experience adjustments on obligations	8.8	(0.7)	3.4	(15.6)
Actuarial gains (losses) / experience adjustments on plan assets	(219.6)	(5.6)	21.5	57.2

Other post-employment benefits	2008	2007	2006	2005
Benefit obligation at year end	(41.7)	(41.0)	(53.8)	(25.9)
Fair value of plan assets at year end	-	-	-	-
Funded status	(41.7)	(41.0)	(53.8)	(25.9)
Actuarial gains (losses) / experience adjustments on obligations	1.9	1.9	(0.7)	1.6
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-	-

Cumulative actuarial gains and losses on obligations and assets and the change in the asset ceiling recognized in equity are as follows:

	2008	2007
Cumulative amount as of January 1	(48.3)	(172.7)
Change during the period	(137.5)	124.4
Cumulative amount as of December 31	(185.8)	(48.3)

Back to Contents

NOTE 33. Main acquisitions

33.1. Acquisitions in 2008

Acquisitions in 2008 with related net cash flows exceeding €100 million are described hereafter.

Acquisitions in 2008 with related net cash flows of less than €100 million represent business combinations costs of €645 million. These acquisitions contributed €466 million to Group revenue in 2008.

No material badwill was recognized in respect of these acquisitions, except on the acquisition of an additional stake in SNCM (see Note 22, Operating income).

In general, goodwill balances are justified by synergies with existing operations in the Group and future developments.

Acquisition of Tianjin Shibei (Water Division in China)

In September 2007, Veolia Eau was selected by the Tianjin municipality to supply drinking water to the Shibei and Binhai districts and entered into a contract concerning the joint control of 49% of the share capital of Tianjin Shibei Water Company (a subsidiary of the Tianjin municipality company, Tianjin Shibei Water Co).

The opening balance sheet date is July 1, 2008, corresponding to the effective start-up of the joint venture, which adopted the legal name of Tianjin Jinbin Veolia Water.

Tianjin Jinbin Veolia Water is proportionately consolidated in the amount of 49%.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

In accordance with IFRS 3, the Group has a period of 12 months during which to finalize the accounting recognition of the business combination. Asset and liability fair values recorded at the balance sheet date are therefore likely to change in 2009. The provisional fair value (100%) and proportionately consolidated value (49%) of assets and liabilities break down as follows:

Back to Contents

(€ million)	IFRS net carrying amount	Purchase accounting	2008 provisional fair value	Share (49%) of 2008 provisional fair value
Assets
Intangible assets	233.8	308.0	541.8	265.5
Deferred tax assets	0.5		0.5	0.3
Working capital assets	4.4	-	4.4	2.1
Current financial assets	-		-	-
Cash	0.2	-	0.2	0.1
Liabilities
Deferred tax liabilities	-	(77.0)	(77.0)	(37.7)
Current borrowings	(128.7)		(128.7)	(63.1)
Total net assets	110.2	231.0	341.2	167.2
Net assets purchased (49%)			167.2	-
Residual goodwill			37.7	37.7
Purchase price			204.9	204.9
Business combination cost			204.9	204.9
Net cash flows relating to the acquisition				204.8
Purchase price				204.9
Cash transferred in				0.1
Enterprise value				268.0
Purchase price				204.9
Non-current and current borrowings - cash				63.1
Pursuant to IFRIC 12, property, plant and equipment have been reclassified in “Concession intangible assets” and are amortized over the contract term.

Business combination costs allocated to intangible assets primarily correspond to the valuation of the Tianjin Shibei contract acquired.

Tianjin Jinbin Veolia Water is proportionately consolidated in the amount of 49% and contributed €9.6 million to revenue in 2008.

Acquisition of Bartin Aero Recycling Group

On November 19, 2007, the Environmental Services Division announced the signature of an agreement for the acquisition of the entire share capital of Bartin Recycling Group, a company specializing in the collection and recovery of industrial waste, the recycling of ferrous and non-ferrous metals in particular.

This transaction represents an investment of €189 million and was finalized on February 13, 2008.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

In accordance with IFRS 3, the Group has a period of 12 months during which to finalize the accounting recognition of the business combination. Asset and liability fair values recorded at the balance sheet date and detailed below, are therefore likely to change in 2009.

Back to Contents

(€ million)	Net carrying amount excluding IFRS 5	IFRS 5	IFRS net carrying amount	Purchase method	2008 provisional fair value
Assets
Intangible assets	44.0	-	44.0	(43.8)	0.2
Property, plant and equipment	43.4		43.4		43.4
Non-current financial assets	1.2		1.2	-	1.2
Deferred tax assets	1.8		1.8	-	1.8
Working capital assets	108.9		108.8	2.3	111.1
Cash	2.0		2.0		2.0
Assets classified as held for sale	-	3.8	3.8		3.8
Liabilities
Minority interests	(0.4)	(0.7)	(1.1)		(1.1)
Non-current provisions	(1.2)		(1.2)		(1.2)
Non-current borrowings	(28.4)		(28.4)		(28.4)
Deferred tax liabilities	(4.6)		(4.6)	(0.8)	(5.4)
Other non-current liabilities	(0.1)		(0.1)	-	(0.1)
Current provisions	(0.5)		(0.5)		(0.5)
Working capital liabilities	(85.3)		(85.3)		(85.3)
Current borrowings	(6.9)	-	(6.9)	-	(6.9)
Bank overdrafts and other cash position items	(6.0)	-	(6.0)	-	(6.0)
Liabilities directly associated with assets classified as held for sale	-	-	-	-	-
Total net assets	67.8	3.1	70.9	(42.3)	28.6
Net assets purchased (100%)					28.6
Residual goodwill					120.7 *
Purchase price					149.3
Business combination cost					149.3
Net cash flows relating to the acquisition					153.3
Purchase price					149.3
Cash transferred in					(4.0)
Enterprise value					188.6
Purchase price					149.3
Non-current and current borrowings - cash					39.3
* This goodwill is recognized in the amount of €121.6 in “Goodwill” and -€0.9 in “Investments in associates”.

The goodwill is justified by operating and commercial synergies to be realized with existing business in the Environmental Services Division in France and growth opportunities for the Group in the Recycling business.

The Bartin Group contributed €246.6 million to revenue in 2008.

Back to Contents

Acquisitions of Praterm Group

In February 2008, Dalkia became the majority shareholder with a stake of 100% in the Praterm group, a heat production and distribution group in Poland. This transaction enabled Dalkia to strengthen its position in this country, where it already owns two of the largest heating networks in Poznan and Lodz. This transaction represents an investment with an enterprise value of €128 million for Dalkia (Group share).

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

In accordance with IFRS 3, the Group has a period of 12 months during which to finalize the accounting recognition of the business combination. Asset and liability fair values recorded at the balance sheet date are therefore likely to change in 2009. The provisional fair value (100%) of assets and liabilities presented below corresponds to the percentage purchased by Dalkia International. It is presented alongside at the proportionately consolidated value (75.81%):

(€ million)	Net carrying amount excluding IFRS5	Purchase method	2008 provisional fair value	Contribution to the Group (PC at 75.81%)
Assets
Intangible assets	2.4	(1.7)	0.7	0.5
Property, plant and equipment	76.9	36.3	113.2	85.9
Non-current financial assets	1.2	(1.2)	-	-
Deferred tax assets	1.2	-	1.2	0.9
Working capital assets	25.7	-	25.7	19.5
Current financial asset	0.8	-	0.8	0.6
Cash	25.6	1.2	26.8	20.3
Liabilities
Minority interests	(12.8)	(2.6)	(15.4)	(11.7)
Non-current provisions	(0.5)	-	(0.5)	(0.4)
Non-current borrowings	(4.2)	-	(4.2)	(3.2)
Deferred tax liabilities	(1.3)	(6.1)	(7.4)	(5.6)
Other non-current liabilities	-	-	-	-
Current provisions	(0.3)	-	(0.3)	(0.2)
Working capital liabilities	(16.9)	-	(16.9)	(12.8)
Current borrowings	(45.4)	-	(45.4)	(34.4)
Bank overdrafts and other cash position items	-	-	-	-
Total net assets	52.4	25.9	78.3	59.4
Net assets purchased (49%)	-		78.3	59.4
Residual goodwill			67.8	51.3
Purchase price			146.1	110.7
Business combination cost			146.1
Net cash flows relating to the acquisition			119.3	90.4
Purchase price			146.1	110.7
Cash transferred in			26.8	20.3
Enterprise value			168.9	128.0
Purchase price			146.1	110.7
Non-current and current borrowings - cash			22.8	17.3

The residual goodwill is justified by synergies with existing activities and notably Lodz and the future expansion of the Group in Poland.

The Praterm Group contributed €37.0 million to revenue in 2008.

Back to Contents

33.2. Acquisitions in 2007

Asset and liability fair values recorded at the end of 2007 in the opening balance sheets of 2007 acquisitions not yet definitive as of December 31, 2007 (SULO in the Environmental Services Division in Germany, non-regulated Thames activities in the Water Division in the United Kingdom, Thermal North America Inc. in the Energy Services Division in the United States and VES Tecnitalia in the Environmental Services Division in Italy) were not materially changed during the 12-month allocation period following their acquisition date.

Back to Contents

NOTE 34. Construction contracts

Construction contracts

(€ million)	As of December 31, 2008	As of December 31, 2007
Construction contracts in progress / Assets (A)	495.6	593.8
Construction contracts in progress / Liabilities (B)	332.2	232.0
Construction contracts in progress / net (A) – (B)	163.4	361.8
Costs incurred plus income and losses recognized to date (C)	4,404.8	4,068.7
Amounts billed (D)	4,241.4	3,706.9
Construction contracts in progress / net (C) – (D)	163.4	361.8
Customer advances	355.8	41.2

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

Back to Contents

NOTE 35. Operating leases

Assets financed by operating lease

The Group enters into operating leases (mainly for transportation equipment).

The future minimum lease payments under operating leases amount to €2,530.4 million as of December 31, 2008, compared to €2,190.0 million as of December 31, 2007 and €2,125.9 million as of December 31, 2006.

The increase between 2007 and 2008 is mainly due to the impact of external acquisitions and the signature of new technical installation contracts in the United States in the Environmental Services Division.

As of December 31, 2008, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2009	585.0
2010 & 2011	779.6
2012 & 2013	548.4
2014 and thereafter	617.4
Total future minimum lease payments	2,530.4

Lease payments for the period

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007
Minimum lease payments expensed in the period	609.7	523.4
Contingent rent expensed in the period	13.6	17.1
Total lease payments for the period	623.3	540.5

Sub-lease revenue is not material.

Assets leased under operating leases

The value of assets concerned by operating leases within the Group is not material.

Back to Contents

NOTE 36. Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below (Group part):

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Non-current assets	7,682.7	6,757.3	5,651.9
Current assets	3,670.8	3,115.5	2,898.2
Total assets	11,353.5	9,872.8	8,550.1
Equity attributable to equity holders of the parent	2,910.7	2,295.9	1,367.0
Minority interests	801.6	895.5	945.9
Non-current liabilities	3,016.6	2,650.8	3,293.4
Current liabilities	4,624.6	4,030.6	2,943.8
Total equity and liabilities	11,353.5	9,872.8	8,550.1

(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Income Statement data
Revenue	5,481.1	4,623.7	4,143.4
Operating income	612.6	659.9	540.1
Net income for the year	261.2	322.9	109.9
Financing data
Operating cash flows	712.3	567.0	521.2
Investing cash flows	(621.7)	(566.8)	(258.0)
Financing cash flows	(533.2)	(289.9)	(281.3)

The most material proportionately consolidated subsidiaries are as follows:

•

BWB (Berlin water services company) in the Water Division in Germany is 50% consolidated and contributed revenue of €609 million, operating income of €222 million, net assets of €2,733 million and net debt of €1,540 million;

•

Dalkia International is 75.81% consolidated and contributed revenue of €2,168 million, operating income of €158 million and net assets of €1,633 million;

•

the Proactiva Group in South America contributed revenue of €153 million, operating income of €16 million and net assets of €82 million;

•

the Shenzhen and Tianjin Shibei contracts in the Water Division in China, are 49% consolidated and contributed €103 million and €10 million respectively to revenue and €210 million and €349.5 million respectively to net assets.

Back to Contents

NOTE 37. Tax audit

In the normal course of their business, the Group entities in France and abroad are subject to regular tax audits.

In France, the tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities, including a significant number of audits focusing specifically on local taxes. The tax audits concerning major Group companies in France were closed in 2008. None of these audits led to material liabilities to the tax authorities in excess of amounts estimated during the audit of tax risks and the booking of provisions in accordance with IAS 37.

Outside France, the Group is present in numerous countries and is constantly subject to tax audits. Among the countries where the Group has a strong presence, tax audits are notably in progress in Germany, Morocco, Italy and South Korea, covering fiscal years 2000 to date. Discussions continued in 2008 with the tax authorities of these countries. Where necessary, tax authorities assessments or identified uncertain tax positions in respect of which assessments have not been yet issued are adequately provided for, and tax risks reserve amounts are regularly reviewed in accordance with IAS37 criteria.

In the United States, the Group has initiated a pre-filing agreement procedure with the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water Division activities (“Worthless Stock Deduction”). This reorganization led to the recognition of ordinary losses resulting from the operations and disposal of former U.S.Filter activities in respect of fiscal years 1999 to 2004, in an amount which could exceed U.S.$ 4 billion. The Group holds several external advisors opinions confirming its position. Given the amount at state, the Group decided to request immediate validation of these tax losses by the tax authorities. The I.R.S. issued numerous information and document requests during the procedure. Meetings were held with the audit team and its hierarchy. At no time, has the I.R.S. provided information that could lead the Group to reconsider the appropriateness of the position adopted with the agreement of its advisors in its U.S. tax return.

In addition, the Group is also subject to a tax audit in the United States with respect to its ordinary activities in the 2004-2006 period. This tax audit is complicated by the numerous legal reorganizations which accompanied the piecemeal sale of former U.S. Filter assets and subsidiaries. The duration and outcome of this audit are difficult to estimate precisely. Nonetheless, the majority of potential tax uncertain positions, if confirmed, would have a limited impact on the consolidated financial statements of the Group due to the tax losses generated by the reorganization of the Water Division activities.

Back to Contents

NOTE 38. Off-balance sheet commitments

Specific commitments given

•

Specific Berlin contract commitments

Under the Berlin Water contract, the Group plans to purchase easement rights for water pipes from landowners.

The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be borne by the Berlin Lander, representing a net commitment of €250 million.

Given the uncertain nature of estimating easement rights, this commitment was retained off-balance sheet as of December 31, 2007.

More precise estimates were performed in 2008, leading to valuation of €113 million (100%), including a portion, estimated at €57 million, to be reimbursed by the Berlin Lander. The Group therefore recognized an asset and operating liability of €113 million. As these rights will be acquired by 2011, the amounts paid will be recorded, net of amounts reimbursed by the Berlin Lander, in operating financial assets and remunerated pursuant to the contract.

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

Breakdown by maturity of specific commitments given

(€ million)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008
Specific Berlin contract commitment (50%)	426	426	-
Specific commitments given	426	426	-

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 39) nor specific commitments and contingencies described above.

Back to Contents

Other commitments are as follows:

(€ million)	As of	As of	As of	Maturing in
	December 31, 2006	December 31, 2007	December 31, 2008	Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	4,043.6	5,591.4	6,624.9	1,302.0	3,414.7	1,908.2
Financial guarantees	749.3	835.6	667.5	317.7	113.7	236.1
Debt guarantees	300.7	355.6	303.0	158.6	66.2	78.2
Vendor warranties received	448.6	480.0	364.5	159.1	47.5	157.9
Commitments given	180.6	617.1	507.8	330.2	133.6	44.0
Purchase commitments	149.3	589.9	476.5	307.2	125.9	43.4
Sales commitments	31.3	27.2	31.3	23.0	7.7	0.6
Other commitments given	1,654.3	957.3	912.7	527.9	290.3	94.5
Letters of credit	904.5	573.8	706.7	465.7	236.5	4.5
Other commitments given	749.8	383.5	206.0	62.2	53.8	90.0
Other commitments given	6,627.8	8,001.4	8,712.9	2,477.8	3,952.3	2,282.8

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

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debts of non-consolidated companies, equity associates, or the non-consolidated portion of financial debts of proportionately consolidated companies when the commitment covers the entire amount.

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States for the amount of €255 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2008, these commitments mainly concerned the Energy Services Division (€91.5 million), the Environmental Services Division (€20.4 million), the Transportation Division (€71.2 million) and the Water Division (€292.9 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

These off-balance sheet commitments notably include:

- Off-balance sheet commitments and site restoration provisions:

Pursuant to environmental texts and legislation concerning the operation of waste storage facilities, the Group is obliged to provide financial guarantees to local authorities/government agencies. These guarantees notably encompass the restoration and supervision of the site during 30 years or more, depending on national legislation (currently 60 years in the United Kingdom), following its operation.

In this context, performance bonds, letters of credit, etc. are issued to local authorities and other public bodies.

Depending on the contract, these guarantees cover the costs necessary for the restoration of all or part of the site and the supervision of the site during 30 years.

These guarantees are quantified in accordance with legally or contractually-defined procedures. These guarantees, which are given in their total amount from the start of operations, expire at the end of the commitment (termination of restoration work and site supervision).

Back to Contents

Therefore, the amount of our commitment for the restoration and supervision of waste storage facilities is in general different from the amount of the provision recorded in the Group accounts (see Note1.13).

Provisions calculated by the Group are based on different valuations (based on internal policies regarding site security and designed for optimal environmental protection), which take into account the progressive nature of the obligation: operation of the storage facility results in progressive damage to the site and, as such, a related liability is recognized as the facility is operated.

If the amount of the commitment is less than the provision at the balance sheet date, an off-balance sheet commitment is not disclosed. Conversely, if the amount of the commitment is greater than the provision, an off-balance sheet commitment is disclosed in the amount not provided.

- engineering and construction activities:

Total commitments given in respect of construction activities in the Water Division (Veolia Eau Solutions & Technologies) amount to €2,969.8 million as of December 31, 2008, compared to €1,630.4 million as of December 31, 2007.

Total commitments received (see below) in respect of these same activities amount to €856.9 million as of December 31, 2008, compared to €866.2 million as of December 31, 2007.

Commitments given and received in respect of the five principal contracts account for approximately 80% of total commitments.

- commitments given in respect of concession contracts:

Pursuant to public service contracts with a public entity, the Group may be called on/obliged to invest in infrastructures that will then be operated and remunerated in accordance with contractual terms and conditions.

The contractual commitment may concern both the financing of installations and infrastructures to be used in operations and also the maintenance and replacement of infrastructures necessary to operations.

An analysis of the accounting treatment of these commitments is presented in Notes 1.21, 1.14 and 17.

Expenditure relating to the replacement or restoration of installations is monitored and recognized through any timing differences between the total contractual commitment over the contract term and its realization, in accordance with IAS 37 on Provisions.

Expenditure relating to the construction, maintenance and restoration of concession assets is reviewed with respect to IFRIC 12 and detailed in Note 1.21.

Other commitments given break down by Division as follows:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Water	5,891.8	4,368.3	3,253.2
Environmental Services	901.7	1,171.1	876.7
Energy Services	538.1	755.7	543.0
Transportation	415.8	398.3	294.9
Proactiva	50.6	39.8	5.7
Holding companies	891.3	1,241.5	1,598.3
Other	23.6	26.7	56.0
Total	8,712.9	8,001.4	6,627.8

The increase in commitments is mainly due to new construction contracts won in the Middle East.

Lease contracts entered into by the Group are analyzed in Notes 18 and 35.

Contingent assets and liabilities relating to legal or arbitration proceedings

The Group is subject to various litigation in the normal course of its business. In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or recognize deferred income in respect of these legal or arbitration proceedings at the balance sheet date, due to the uncertain nature of their outcome.

Back to Contents

Commitments received

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Guarantees received	2,082.0	1,459.7	951.3
Debt guarantees	351.6	266.6	171.0
Vendor warranties received	294.8	53.6	34.6
Other guarantees received	1,435.6	1,139.5	745.7

The commitments notably consist of commitments received from our partners in respect of construction contracts.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loans in the amount of €3.8 billion (see Note 30.2).

Back to Contents

NOTE 39. Collateral given supporting borrowings

As of December 31, 2008, the Group has given €924 million of collateral guarantees in support of borrowings. The breakdown by type of asset is as follows (€ millions):

Type of pledge / mortgage	Amount pledged (a)	Total balance sheet amount (b)	Corresponding % (a) / (b)
Intangible assets	2	1,535	0.14%
Property, plant and equipment	225	9,427	2.39%
Financial assets (*)	588	-	-
Total non-current assets	815	-	-
Current assets	109	19,084	0.57%
Total assets	924	-	-
*As the majority of financial assets pledged as collateral are shares of consolidated subsidiaries and other financial assets, the ratio is not significant.

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	Maturing in
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	2	2	2	1	1	-
Property, plant and equipments	390	293	225	45	134	46
Mortgage pledge	80	15	16	3	2	11
Other PP&E mortgage pledge (1)	310	278	209	42	132	35
Financial assets (2)	389	313	588	12	40	536
Current assets	23	26	109	4	15	90
Pledges on receivables	21	23	108	4	15	89
Pledges on inventories	2	3	1	-	-	1
Total	804	634	924	62	190	672

(1) mainly equipment and traveling systems.

(2) including non-consolidated investments of €195 million and other financial assets (primarily operating financial assets) of €393 million as of December 31, 2008.

Back to Contents

NOTE 40. Related party transactions

The purpose of this note is to present related-party transactions.

40.1. “Related party” concept

Group related parties comprise, in accordance with IAS 24, Related Party Disclosures, the companies over which the Group exercises control, joint control or significant influence (joint ventures and equity associates), shareholders who exercise joint control over group joint ventures, minority shareholders who exercise significant influence over group subsidiaries, key management personnel of the group and the companies over which the latter exercise control, joint control or significant influence or in which they hold significant voting rights.

In addition, as the share capital of the Group is widely held, certain shareholders holding a small stake in the share capital are nonetheless considered related parties.

40.2. Compensation and related benefits of key management personnel

Group Executive Committee members and directors represent the key management personnel of the Group.

The following table summarizes amounts recorded by the Group in respect of compensation and other benefits granted to key management personnel:

(€ million)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Short-term benefits, excluding employer contributions (a)	8.2	6.9	6.7
Employer contributions	3.2	2.5	2.5
Post-employment benefits (b)	1.2	1.0	1.0
Other long-term benefits (c)	-	-	-
Share-based payments	1.0	1.6	2.0
Contract termination payments	-	-	-
Total	13.6	12.0	12.2

(a) Fixed and variable compensation, employee benefits and directors fees. Variable compensations comprise amounts due in respect of the fiscal year and paid during the next fiscal year.

(b) Current service costs

(c) Other compensation vested but payable in the long-term

All the Board of Directors members, except the Chairman and Chief Executive Officer, only receive as compensation director’s fees from Veolia Environnement and its controlled companies.

Director’s fees paid to Directors, excluding the Chairman and Chief Executive Officer, totaled €771,952 in 2008, €741,380 in 2007 and €711,555 in 2006.

The Reference Document (Chapter 15) contains detailed disclosures on compensation and benefits paid to key management personnel of the Group.

Back to Contents

40.3. Transactions with other related parties

40.3.1 Relations with proportionately consolidated companies and equity associates

•

The Group granted a loan of €1,359.7 million to Dalkia International and its subsidiaries Siram and Dalkia Pologne, which are proportionately consolidated at 75.81%. The non-group portion of this loan is recorded in assets in the Group consolidated balance sheet in the amount of €434.2 million (see Note 11 Other non-current financial assets).

•

 In addition, given the Group’s businesses, operating flows between companies are generally limited to companies operating in the same country. As such, the level of operating transactions between the Group and proportionately consolidated companies is not material.

However, certain contractual agreements, notably in Asia and Central Europe, impose the existence of a holding company (generally equity accounted or proportionately consolidated) and companies carrying the operating contract (generally fully consolidated). These complex legal arrangements generate “asset supply” flows between the companies jointly controlled or subject to significant influence and the companies controlled by the Group. Assets are generally supplied for a specific remuneration that may or may not include the maintenance of the installations in good working order or the technical improvement of the installations.

40.3.2 Relations with other related parties

Relations with Group shareholders (BNP PARIBAS, CDC, Société Générale)

Relations with BNP Paribas (0.66% interest in the share capital), Société Générale and Caisse des Dépôts et Consignations (10.00% interest in the share capital)

Management of these three shareholder financial groups is represented on the Board of Directors of Veolia Environnement.

Veolia Environnement has financing relations with these three institutions comprising global financing arrangements (syndicated loans, bilateral credit lines), structured financing ("Dailly law" assignment of receivables, securitization program and financing of the automobile pool) and cash management. These relations are remunerated at market rates.

Vivendi Universal undertook to pay an indemnity to Veolia Environnement in respect of the financial management of replacement expenses and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has an obligation to Veolia Environnement with respect thereto.

Conversely, Société Générale, considered a related party, is liable to Veolia Environnement in this respect for a maximum amount of €17.6 million as of December 31, 2008, which may be claimed each year up to 2010 under the conditions laid down in the contract.

 Veolia Environnement claimed an amount of €41.4 million from Société Générale in respect of 2008.

Relations with Electricité de France (3.87% interest in Veolia Environnement)

EDF Group has a 3.87% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% interest in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at a guaranteed fixed price for 2007/2008. Electricity sold by Dalkia to EDF in 2006, 2007 and 2008 totaled €482.6 million, €521.7 million and €608.4 million respectively.

Back to Contents

Other related parties (EBRD, Bartin recycling, Mubadala)

Relations with EBRD:

The European Bank for Reconstruction and Development (EBRD) holds minority interests in Group operating entities in Central Europe, primarily in the Energy Services, Transportation and Water Divisions.

Bartin Recycling:

The Group acquired Bartin Recycling in 2008, in which the Lazard Group investment fund held a share capital interest of 36% and Mr. Georges Ralli, manager of Lazard and director of Veolia Environnement, held a share capital interest in a personal capacity of 0.35%. The transaction was performed at market price.

Mubadala:

The State-owned company, Mubadala Development Company, holds a share capital interest of 49% in the group “New Asset Management 1”, pursuant to the development of the Group’s strategic partnership in the Middle-East and North Africa.

In this context, the Group granted the joint venture a shareholders' loan in the amount of €126.2 million. This loan has a term of 16 years and bears interest at Euribor 3 months + 80bp.

Back to Contents

NOTE 41. Consolidated employees

Consolidated employees * break down as follows:

By category	As of December 31, 2008	As of December 31, 2007 (1)	As of December 31, 2006 (1)
Consolidated employees*	297,965	284,072	260,088

By Division	As of December 31, 2008	As of December 31, 2007 (1)	As of December 31, 2006 (1)
Water	78,040	74,280	65,246
Environmental Services	95,399	84,994	78,951
Energy Services	44,370	46,387	42,651
Transportation	74,526	73,299	69,320
Proactiva	4,823	4,503	3,399
Other	807	609	521
Consolidated employees*	297,965	284,072	260,088

By company	As of December 31, 2008	As of December 31, 2007 (1)	As of December 31, 2006 (1)
Fully consolidated companies	251,772	241,857	222,634
Proportionately consolidated companies	46,193	42,215	37,454
Consolidated employees*	297,965	284,072	260,088

* Consolidated employees equal the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included according to their percentage of consolidation. Employees of equity associates are not included.

(1) The information presented for fiscal years 2007 and 2006 includes the employees of the Clemessy and Crystal entities divested in 2008. These entities employed an average of 5,886 staff in 2007.

The increase in the average number of employees in 2008 is primarily due to:

•

in the Water Division, the signature of new contracts in China and in other Asian countries, the expansion of activities in France and the growth of engineering and construction activities;

•

 in the Environmental Services Division, the acquisition in 2007 of the Sulo Group which produced a full year effect in 2008 (5,040 staff) and in 2008 of the Bartin Group and an increase in activity, primarily in Africa and the Middle East.

Back to Contents

NOTE 42. Greenhouse gas emission rights

The process governing the grant and valuation of these rights is presented in Note 1.24, Greenhouse gas emission rights.

The position in 2008 is as follows:

Volume in thousands of metric tons	As of January 1, 2008	Entries into the consolidation scope	Granted	Purchased / sold / cancelled	Consumed	As of December 31, 2008
Total	1,073	593	13,166	(1,144)	(12,325)	1,363

By optimizing installations and climatic conditions, the Group was able to generate surpluses in Phase I. The Group attached value to these surpluses by entering into forward sales transactions and swaps (EUA I (European Union Allowance I) sales against CER (Certified Emission Reduction) purchases). As such, the EUA I balance (not available for carry forward to phase II) after the surrender process in April 2008, was not material.

In 2008, the Group entered into new swaps (sales of EUA II against purchases of CER) in order to benefit from positive rate differences, up to the CER surrender limit set by each country.

At the end of 2007 and during 2008, the Group entered into allowance loan transactions (EUA II and CER) effective in 2008 with surrender in 2012. The commission received on allowance loans is recorded on receipt as deferred income and recognized in the Income Statement on a straight-line basis over the loan term.

Entries into the scope of consolidation concern Energy Services Division acquisitions in Europe.

Phase II rights granted free of charge for fiscal years 2009/2012 are estimated at €767 million.

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

The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008, are grouped together in a separate line, Net income from discontinued operations, in 2008 and in fiscal years 2007 and 2006 presented for comparative purposes.

Back to Contents

Business segments

Revenue by segment (€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Water	12,557.9	10,927.4	10,087.6
Environmental Services	10,144.1	9,214.3	7,462.9
Energy Services	7,449.4	6,200.4	5,439.0
Transportation	6,054.1	5,590.1	4,951.5
Revenue as per the consolidated income statement	36,205.5	31,932.2	27,941.0

Inter-segment revenue (€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Water	36.6	25.5	19.4
Environmental Services	99.8	80.9	68.4
Energy Services	59.8	39.1	33.6
Transportation	5.0	5.4	5.9
Inter-segment revenue	201.2	150.9	127.3

Operating income by segment (€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Water	1,198.5	1,267.7	1,160.6
Environmental Services	285.5	803.5	648.3
Energy Services	429.7	384.3	369.0
Transportation	145.4	130.3	13.6
Total business segments	2,059.1	2,585.8	2,191.5
Unallocated operating income	(107.8)	(103.3)	(67.3)
Operating income as per the consolidated income statement	1,951.3	2,482.5	2,124.2

Net charge to operating depreciation, amortization and provisions by segment (€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Water	(461.7)	(396.0)	(436.3)
Environmental Services	(766.8)	(696.8)	(529.4)
Energy Services	(226.7)	(147.9)	(125.8)
Transportation	(174.3)	(189.9)	(293.2)
Total business segments	(1,629.5)	(1,430.6)	(1,384.7)
Unallocated net charge to operating depreciation, amortization and provisions	(30.0)	(29.4)	(28.0)
Net charge to operating depreciation, amortization and provisions	(1,659.5)	(1,460.0)	(1,412.7)

Back to Contents

Impairment losses by segment for the year ended December 31, 2008 (€ million)	Water	Environmental Services	Energy	Transportation	Unallocated amounts	Total
Impairment losses recognized in net income	(85.7)	(471.3)	(61.2)	0.6	(12.6)	(630.2)
Reversals of impairment losses recognized in net income	49.9	32.7	48.7	25.5	3.9	160.7
Net impairment losses recognized in net income	(35.8)	(438.6)	(12.5)	26.1	(8.7)	(469.5)

Impairment losses by segment for the year ended December 31, 2007 (€ million)	Water	Environmental Services	Energy	Transportation	Unallocated amounts	Total
Impairment losses recognized in net income	(110.8)	(68.4)	(16.3)	(39.1)	(6.6)	(241.2)
Reversals of impairment losses recognized in net income	105.4	32.6	34.9	12.1	3.3	188.3
Net impairment losses recognized in net income	(5.4)	(35.8)	18.6	(27.0)	(3.3)	(52.9)

Impairment losses by segment for the year ended December 31, 2006 (€ million)	Water	Environmental Services	Energy	Transportation	Unallocated amounts	Total
Impairment losses recognized in net income	(107.6)	(38.8)	(29.4)	(81.6)	(7.2)	(264.6)
Reversals of impairment losses recognized in net income	74.0	38.7	42.4	8.3	5.5	168.9
Net impairment losses recognized in net income	(33.6)	(0.1)	13.0	(73.3)	(1.7)	(95.7)

Back to Contents

Share of net income of associates by segment (€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Water	2.3	3.3	3.4
Environmental Services	5.2	3.3	(3.8)
Energy Services	3.9	2.8	2.4
Transportation	8.1	7.3	3.8
Total business segments	19.5	16.7	5.8
Unallocated Share of net income of associates by segment	(1.1)	-	-
Share of net income of associates as per the consolidated income statement	18.4	16.7	5.8

Capital expenditure by segment(€ million)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Water	945	866	853
Environmental Services	974	846	692
Energy Services	541	429	318
Transportation	342	459	302
Unallocated capital expenditure	91	42	32
Total capital expenditure (1)	2,893	2,642	2,197

(1) Pursuant to IAS 14, capital expenditure presented in segment reporting includes investments financed by finance lease in the amount of €113 million, excluded from capital expenditure presented in the Cash flow statement.

Back to Contents

Assets by segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,247.7	2,736.6	1,131.1	551.4	56.5	6,723.3
Intangible assets and property, plant and equipment, net	5,887.6	4,388.0	2,374.7	1,724.8	224.9	14,600.0
Operating financial assets	4,083.2	836.9	679.5	105.5	46.1	5,751.2
Working capital assets including DTA	6,496.8	3,116.4	3,883.3	1,396.7	801.5	15,694.7
Total segment assets	18,715.3	11,077.9	8,068.6	3,778.4	1,129.0	42,769.2
Investments in associates	140.7	81.3	27.7	58.2	3.7	311.6
Other unallocated assets					6,045.3 *	6,045.3
Total assets	18,856.0	11,159.2	8,096.3	3,836.6	7,178.0	49,126.1
* Including Assets classified as held for sale of €203.0 million (primarily the reclassification of the assets of certain French subsidiaries under joint control in the Water Division).

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

Back to Contents

Liabilities by segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,011.1	871.9	468.1	422.4	159.8	2,933.3
Working capital liabilities including DTL	7,599.6	3,056.5	2,956.8	1,598.3	316.5	15,527.8
Other segment liabilities	-	-	-	-	-	--
Total segment liabilities	8,610.7	3,928.4	3,424.9	2,020.7	476.4	18,461.1
Other unallocated liabilities					30,665.0*	30,665.0
Total liabilities	8,610.7	3,928.4	3,424.9	2,020.7	31,141.4	49,126.1

* Including Liabilities directly associated with assets classified as held for sale of €98.2 million (reclassification of the liabilities of certain French subsidiaries under joint control in the Water Division).

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

Back to Contents

Geographical area

Geographical breakdown of Revenue

Year ended December 31, 2008 (€ million)	France (1)	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,883.5	1,376.7	671.5	1,679.7	612.2	358.5	976.9	862.1	1,136.8	12,557.9
Environ-mental Services	3,693.9	1,108.8	1,667.7	1,195.6	1,350.4	479.3	226.7	79.9	341.8	10,144.1
Energy Services	3,628.2	57.8	487.9	2,595.1	322.0	53.4	56.0	60.6	188.4	7,449.4
Transport-ation	2,317.3	621.9	128.2	1,584.0	760.4	546.5	10.3	24.2	61.3	6,054.1
Revenue	14,522.9	3,165.2	2,955.3	7,054.4	3,045.0	1,437.7	1,269.9	1,026.8	1,728.3	36,205.5
(1) Excluding foreign construction subsidiaries and entities in the Water

Year ended December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,927.2	1,276.9	573.4	1,413.0	539.3	299.8	732.8	313.9	851.1	10,927.4
Environ-mental Services	3,332.0	787.9	1,776.0	993.5	1,315.8	430.7	181.4	63.3	333.7	9,214.3
Energy Services	3,183.3	56.5	473.5	2,159.9	15.3	69.1	42.3	52.5	148.0	6,200.4
Transport-ation	2,144.5	557.6	122.8	1,466.9	710.0	508.6	4.5	17.3	57.9	5,590.1
Revenue	13,587.0	2,678.9	2,945.7	6,033.3	2,580.4	1,308.2	961.0	447.0	1,390.7	31,932.2

Year ended December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,802.4	1,282.6	552.2	1,279.4	640.8	123.9	578.9	827.4	10,087.6
Environmental Services	3,112.1	151.7	1,135.4	817.2	1,354.2	402.9	167.0	322.4	7,462.9
Energy Services	2,879.8	38.7	426.2	1,899.9	10.3	-	25.0	159.1	5,439.0
Transportation	1,953.1	496.1	73.0	1,321.4	645.0	404.6	-	58.3	4,951.5
Revenue	12,747.4	1,969.1	2,186.8	5,317.9	2,650.3	931.4	770.9	1,367.2	27,941.0

Back to Contents

Geographical breakdown of segment assets

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	5,707.5	4,456.2	1,642.9	2,171.6	544.4	106.8	2,460.4	340.4	1,285.1	18,715.3
Environmental Services	3,681.5	1,073.8	1,963.5	1,503.2	1,978.2	304.0	248.3	87.8	237.6	11,077.9
Energy Services	3,581.0	120.8	211.2	3,111.3	718.0	20.3	149.7	35.7	120.6	8,068.6
Transportation	1,808.7	395.2	75.9	844.6	431.0	143.4	2.0	23.1	54.5	3,778.4
Unallocated amounts	473.3	-	24.2	222.3	409.2	-	-	-	-	1,129.0
Segment assets	15,252.0	6,046.0	3,917.7	7,853.0	4,080.8	574.5	2,860.4	487.0	1,697.8	42,769.2

December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,559.2	4,510.0	1,914.7	1,999.6	407.0	3,208.3	17,598.8
Environmental Services	3,396.2	1,337.4	2,380.0	1,819.1	1,806.8	762.2	11,501.7
Energy Services	3,774.9	115.8	232.3	2,678.0	661.8	214.8	7,677.6
Transportation	1,748.5	354.3	116.5	846.8	385.0	243.9	3,695.0
Unallocated amounts	322.0	-	20.3	13.4	249.4	128.3	733.4
Segment assets	14,800.8	6,317.5	4,663.8	7,356.9	3,510.0	4,557.5	41,206.5

December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,145.0	4,427.0	1,706.3	1,769.6	583.3	2,631.4	16,262.6
Environmental Services	3,212.0	89.7	2,503.9	828.5	1,834.1	725.8	9,194.0
Energy Services	3,608.2	87.2	192.2	2,246.5	7.4	136.0	6,277.5
Transportation	1,640.3	348.5	96.6	774.2	354.4	227.8	3,441.8
Segment assets	13,605.5	4,952.4	4,499.0	5,618.8	2,779.2	3,721.0	35,175.9

Back to Contents

Geographical breakdown of capital expenditure

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	458	43	155	84	22	5	91	5	82	945
Environmental Services	366	78	151	138	137	44	14	13	33	974
Energy Services	278	18	15	165	30	-	30	1	4	541
Transportation	137	11	3	162	17	8	1	-	3	342
Unallocated amounts	66	-	-	22	3	-	-	-	-	91
Capital expenditure	1,305	150	324	571	209	57	136	19	122	2,893 (1)

(1) Pursuant to IAS 14, capital expenditure presented in segment reporting includes investments financed by finance lease in the amount of €113 million, excluded from capital expenditure presented in the Cash flow statement.

December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	414	28	157	83	22	162	866
Environmental Services	302	36	101	114	196	97	846
Energy Services	239	6	3	136	2	43	429
Transportation	240	28	25	95	22	49	459
Unallocated amounts	22	-	-	-	-	20	42
Capital expenditure	1,217	98	286	428	242	371	2,642

December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	412	25	129	92	11	184	853
Environmental Services	285	8	66	88	164	81	692
Energy Services	182	13	6	101	4	12	318
Transportation	132	34	36	76	10	14	302
Unallocated amounts	12	-	-	-	-	20	32
Capital expenditure	1,023	80	237	357	189	311	2,197

Back to Contents

NOTE 44. Post-balance sheet events

No significant event occurred since the end of the fiscal year 2008.

NOTE 45. Main companies included in the 2008 consolidated financial statements

In 2008, the Group consolidated or accounted for a total of 2,628 companies, of which the principal companies are:

Company and address	French company registration number (N° Siret)	Consolidation method	% control	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00	100.00
Société d’Environnement et de Services de l’Est SAS 2, rue Annette Bloch – 25200 Montbéliard	44 459 092 100 052	FC	99.99	80.35
EOLFI SA and its subsidiaries 25, place de la Madeleine - 75008 Paris	477 951 644 00020	PC	50.00	50.00
WATER
Veolia Eau - Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00	100.00
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00	100.00
Compagnie des Eaux de Paris 7, rue Tronson-du-Coudray – 75008 Paris	32 920 774 000 047	FC	100.00	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 069	FC	99.86	99.86
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 44 44100 Nantes	57 575 016 100 342	FC	99.11	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau – CMESE 12, boulevard René Cassin – 06100 Nice	78 015 329 200 112	FC	99.72	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.28	99.28
Société des Eaux de Marseille 25, rue Edouard Delanglade – BP 29 13254 Marseille	5 780 615 000 017	PC	48.85	48.85

Back to Contents

Société des Eaux du Nord 217, boulevard de la Liberté – 59800 Lille	57 202 641 700 244	PC	49.55	49.55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	31 863 464 900 053	PC	50.00	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique (CGTH-SADE) and its subsidiaries 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.11	99.11
Veolia Eau Solutions & Technologies and its subsidiaries l’Aquarène – 1, place Montgolfier 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00	100.00
OTV France l’Aquarène – 1 place Montgolfier 94417 St Maurice Cedex	433 998 473 000 14	FC	100.00	100.00
Société Internationale de Dessalement (SIDEM) 20-22 rue de Clichy – 75009 Paris	342 500 956 000 12	FC	100.00	100.00
Including the following foreign companies:
Veolia Water UK Plc and its subsidiaries Fifth Floor - Kings Place - 90 York Way, London N19AG (United Kingdom)		FC	100.00	100.00
Three Valleys Water Plc Bishops Rise Hatfield – Hertfordshire AL10 9HL (United Kingdom)		FC	100.00	100.00
Veolia Water North America and its subsidiaries 200 E. Randolph St., Suite 7900 Chicago, IL 60601 (United States)		FC	100.00	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 – D 10 117 Berlin (Germany)		FC	100.00	100.00
Berliner Wasserbetriebe Anstalt des Offentichen Rechts - Neue Jüdenstrasse 1 – D10179 Berlin Mitte (Germany)		PC	49.90	24.95
Braunschweig Versorgungs AG & Co.KG Taubenstrasse 7 D-38 108 Braunschweig (Germany)		FC	74.90	74.90
Aquiris SA Avenue de Vilvorde 450 – 1130 Brussels (Belgium)		FC	99.00	99.00
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1, h, Bucarest (Romania)		FC	73.69	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	90.00	90.00
Prazske Vodovody A Kanalizagce As 11 Parizska – 11 000 Prague 1 (Czech Republic)		FC	100.00	90.00
Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska – 41 550 Teplice (Czech Republic)		FC	50.10	45.09

Back to Contents

Shenzhen Water Group Company Ltd and its subsidiaries Water Tower, 1019 Shennan Zhong Road, 518031 SHENZHEN (China)		PC	45.00	25.00
Shanghai Pudong Veolia Water Corporation Ltd No. 703 Pujian Road, Pudong New District, 200127 SHANGHAI (China)		PC	50.00	50.00
Changzhou CGE Water Co Ltd No.12 Juqian Road, CHANGZHOU Municipality, Jiangsu Province, 213000 (China)		PC	49.00	24.99
Kunming CGE Water Supply Co Ltd No. 626 Beijing Road, KUNMING City, Yunnan Province, 650051 (China)		PC	49.00	24.99
Veolia Water Korea Co Ltd and its subsidiaries San 5-1, Kagwa-Ri, Bubal-Eup, Inchon-Shi, GYONGGI-DO 467-701 (South Korea)		FC	100.00	100.00
Veolia Water Australia and its subsidiaries Level 4, Bay Center, 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00	100.00
Société d’Energie et d’Eau du Gabon Avenue Felix Eboué - BP 2082 – Libreville (Gabon)		FC	51.00	41.08
New Asset Management 1 52, rue d'Anjou 75008 Paris - France	505 190 801 00017	FC	51.00	51.00
Veolia Water AMI and its subsidiaries 52,rue d’Anjou – 75 008 Paris	403 105 919 00019	FC	80.55	41.08
Amendis 23,rue Carnot – 90 000 Tangiers (Morocco)		FC	100.00	33.28
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		FC	100.00	33.94
Lanzhou Veolia Water Co LTD No. 2 Hua Gong Street, Xigu District, LANZHOU, Gansu Province, (China)		PC	45.00	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	FC	55.00	54.41
Biothane systems international Holdings B.V. Thanthofdreef 21 – PO BOX 5068 - 2623 EW Delft (Netherlands)	27267973	FC	100.00	100.00
Tianjin Jinbin Veolia Water Co No2, Xinxiang Road, Bridge 4 Jin Tang Expressway, Dongli District, Tianjin Municipality PRC (China)		PC	49.00	49.00
ENVIRONMENTAL SERVICES
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	57 222 103 400 778	FC	100.00	100.00
Société d’Assainissement Rationnel et de Pompage (S.A.R.P.) and its subsidiaries 162/166, boulevard de Verdun - Energy Park IV 92413 Courbevoie Cedex	77 573 481 700 353	FC	99.55	99.55

Back to Contents

SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville 78520 Limay	30 377 298 200 029	FC	99.85	99.85
Veolia Propreté Nettoyage et Multiservices and its subsidiaries 132, boulevard de Verdun - Energy Park IV 92400 Courbevoie Cedex	334 516 895 000 11	FC	100.00	100.00
ROUTIERE DE L'EST PARISIEN ZI Rue Robert Moinon 95190 GOUSSAINVILLE	61 200 696 500 026	FC	100.00	100.00
ONYX AUVERGNE RHONE ALPES 235, Cours Lafayette 69006 LYON	30 259 089 800 169	FC	100.00	99.99
VALNOR 5, rue de Courtalin - Val d'Europe 77450 MAGNY LE HONGRE	41 030 116 200 302	FC	100.00	100.00
OTUS 26, avenue des Champs Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00	100.00
Bartin Recycling Group and its subsidiaries 15,Rue Albert et Paul Thouvenin - 18100 VIERZON	48 141 629 500 014	FC	100.00	100.00
Including the following foreign companies:
Veolia ES Holding PLC and its subsidiaries Veolia house – 154A Pentonville Road N1 9PE – London (United Kingdom)		FC	100.00	100.00
Veolia Environmental Services North America Corp. 700 E. Butterfield road - Suite 201 IL 60148 LOMBARD (United States)		FC	100.00	100.00
Veolia ES Solid Waste, Inc One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (United States)		FC	100.00	100.00
MONTENAY INTERNATIONAL One Pennsylvania Plaza - Suite 4400 NY 10119 NEW YORK (United States)		FC	100.00	100.00
VES TECHNICAL SOLUTIONS LLC Butterfield Center – 700 East Butterfield Road, #201 60148 Lombard (United States)		FC	100.00	100.00
Veolia ES Industrial Services, Inc 1980 North Highway 146 La Porte 77571 Texas (United States)		FC	100.00	100.00
VEOLIA ES CANADA SERVICES INDUSTRIELS INC 1705, 3eme avenue Canadian Corporate Office - 80 Birmingham Street L8L 6W5 Hamilton (Canada)		FC	100.00	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road – P.O. Box H126 –NSW 2009 – Pyrmont (Australia)		FC	100.00	100.00

Back to Contents

Veolia Environmental Services Asia Pte Ltd 50, Robinson Road – 16-00 Building , Centennial Tower – Singapore		FC	100.00	100.00
Veolia Environnmental Services China LTD 7/F Allied Kajima Building 138 Gloucester Road – Central - Hong Kong		FC	100.00	100.00
VEOLIA MILJØ AS Box 567 Skoyen 0214 Oslo (Norway)		FC	100.00	100.00
Veolia Umweltservice GmbH (formerly Sulo) Am Sandtorkai 75 D-20457 Hamburg (Germany)		FC	100.00	100.00
Veolia Servizi Ambientali SpA and its subsidiaries Riazza Della Repubblica 7 Milan – 20121 -(Italy)		FC	100.00	100.00
ENERGY
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 321 129 500 023	FC	66.00	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	45 650 053 700 018	FC	99.93	65.96
Dalkia Investissement 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 443 498 700 073	PC	50.00	33.00
Dalkia International 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	43 353 956 600 011	PC	75.81	50.03
Citelum and its subsidiaries 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	100.00	65.96
Proxiserve Holding and its subsidiaries 7,Rue Troncon du Coudray – 75008 Paris	403 210 875 00015	FC	100.00	82.98
Including the following foreign companies:
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road – Staines TW18 4BQ (United Kingdom)		PC	75.81	50.03
Dalkia NV and its subsidiaries 52, Quai Fernand Demets – 1070 – Anderlecht (Belgium)		PC	75.81	50.03
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milan (Italy)		PC	75.81	50.03
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 – 28 027 Madrid (Spain)		PC	75.81	50.03
Dalkia GmbH and its subsidiaries Carl-Ulrich-Strabe 4 – 63263 Neu Isenburg (Germany)		PC	75.81	50.03
Dalkia SGPS SA et ses Filiales Estrada de Paço d’Arcos 2770 – 129 Paco d’Arços (Portugal)		PC	75.81	50.03

Back to Contents

Dalkia Limitada and its subsidiaries Rua Funchal 418 – 14 andar, Vila Olimpia -60 Sao Paulo SP (Brazil)		PC	75.81	50.03
Dalkia Polska and its subsidiaries Ul Mysia 5 – 00 496 Warsaw (Poland)		PC	75.81	32.52
Zespol Elektrocieplownl w Lodzi and its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	75.81	18.73
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		PC	75.81	50.03
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	75.81	48.73
UAB Vilnius Energija Joconiu St. 13 - 02300 Vilnius (Lithuania)		PC	75.81	50.03
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungary)		PC	75.81	49.89
Dalkia a.s and its subsidiaries Kutlíkova 17 – Technopol – 851 02 Bratislava 5 (Slovakia)		PC	75.81	50.03
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 – 709 74 Ostrava (Czech Republic)		PC	75.81	49.06
PRATERM Group and its subsidiaries UL B.Czecha 36 - 04-555 Warszawa (Poland)		PC	75.81	32.52
TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61, boulevard des Dames – 13002 Marseille	775 558 463 00011	FC	66.00	66.00
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines 163 / 169, avenue Georges Clémenceau – 92000 Nanterre	552 022 063 01075	FC	99.94	99.94
VEOLIA TRANSPORT URBAIN Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00	100.00
Veolia Eurolines and its subsidiaries 163/169, avenue Georges Clémenceau – 92000 Nanterre	434 009 254 00021	FC	100.00	100.00
Veolia Cargo 169 avenue Georges Clemenceau – 92000 Nanterre	444 413 942 00012	FC	100.00	100.00

Back to Contents

Including the following foreign companies:
VEOLIA TRANSPORTATION Inc. and its subsidiaries 8757 Georgia Avenue – Suite 1300 – Silver Pring MD 20910 Baltimore (United States)	FC	100.00	100.00
Super Shuttle International Inc, and its subsidiaries 14500 N. Northsight boulevard, Suite 329 Scottsdale, AZ 85260 (United States)	FC	100.00	100.00
VEOLIA TRANSPORT AUSTRALASIA Pty Ltd and its subsidiaries Level 24, 1 Spring Street Melbourne, Victoria 3000, Australia	FC	100.00	100.00
Connex Melbourne Pty Ltd 1 Spring Street Melbourne, Victoria 3001, Australia	FC	100.00	100.00
Veolia Transport Northern Europe AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)	FC	100.00	100.00
VEOLIA TRANSPORT NORD AS Havnegata 3, Postboks 308 9615 Hammerfest (Norway)	FC	100.00	100.00
Veolia Transport Sverige AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)	FC	100.00	100.00
People Travel Group AB 72 Klarabergsviadukten 11 164 Stockholm (Sweden)	FC	100.00	100.00
Veolia Transport Norge AS Klubbgaten 1 – N 4013 – Stavanger (Norway)	FC	100.00	100.00
VEOLIA TRANSPORT UK LTD and its subsidiaries - 37-41 Old Queen Street London SW 1H 9JA, (United Kingdom)	FC	100.00	100.00
Veolia Transport Nederland Holding BV and its subsidiaries Mastbosstraat 12 - Postbus 3306 4813 GT Breda	FC	100.00	100.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerp (Belgium)	FC	100.00	100.00
Veolia Transport Central Europe GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)	FC	65.00	65.00
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)	FC	100.00	100.00
Veolia Transport Ceska Republica a.s. K Hutim 664/7 198 00 Praha 9 (Czech Republic)	FC	100.00	65.00

Back to Contents

PROACTIVA Medio Ambiente SA Calle Cardenal Marcelo Spinola 8 – 3A – 28016 Madrid (Spain)		PC	50.00	50.00
Veolia Energy North America Holding 1250 handcock street Suite 204N Quincy Massachusetts 02169 (United States)		FC	100.00	100.00
Thermal North America Inc 99 summer street; suite 900 Boston Massachusetts 02110 (United States)		FC	100.00	100.00
RIDGELINE ENERGY HOLDING INC The Nemours Building 1007 Orange Street Suite 1414 Wilmington,DL 19801 (Unites States)		FC	100.00	100.00
Veolia Environnement Europe Services SA Rue des Deux Eglises 26 B-1000 Brussels, (Belgium)	RPM Brussels: BCE 0894.628.426	FC	100.00	100.00

Consolidation method

FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

NOTE 46. Audit fees

Audit fees incurred by the Group during fiscal years 2008 and 2007 total €51.7 million and €52.2 million respectively, including €40.3 million in 2008 and €37.6 million in 2007 in respect of the statutory audit of the accounts and €11.4 million in 2008 and €14.6 million in 2007 in respect of services falling within the scope of diligences directly related to the audit engagement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT

By:	/s/ Henri Proglio
Name: Henri Proglio
Title: Chairman and Chief Executive Officer

Date: April 16, 2009