Form 20-F
period 2009-12-31
VEOLIA ENVIRONNEMENT
filed 2010-04-19
CIK 1160110

As filed with the Securities and Exchange Commission on April 19, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009

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

Olivier Orsini, Secretary General, 36/38 avenue Kléber, 75116 Paris France 011 33 1 71 75 01 26

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

493,630,374 ordinary shares, nominal value €5 per share

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

FORWARD-LOOKING STATEMENTS

We make some forward-looking statements in this document. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. Some of these revenue estimates are based on our management’s current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information Consolidated Statements and Other Financial Information – Significant Changes” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

i

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3.

KEY INFORMATION SELECTED FINANCIAL DATA

1

ITEM 4.

INFORMATION ON THE COMPANY

11

ITEM 4A.

UNRESOLVED STAFF COMMENTS

69

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

70

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES DIRECTORS AND SENIOR MANAGEMENT

121

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

167

ITEM 8.

FINANCIAL INFORMATION CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

170

ITEM 9.

THE OFFER AND LISTING TRADING MARKETS

178

ITEM 10.

ADDITIONAL INFORMATION

181

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

197

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

197

ITEM 12D.

AMERICAN DEPOSITARY SHARES

197

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

199

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

199

ITEM 15.

CONTROLS AND PROCEDURES

199

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

200

ITEM 16B.

CODE OF ETHICS

200

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

200

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

201

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

201

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

202

ITEM 16G.

CORPORATE GOVERNANCE

202

ITEM 17.

FINANCIAL STATEMENTS

204

ITEM 18.

FINANCIAL STATEMENTS

204

ITEM 19.

EXHIBITS

204

ii

Back to Contents

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and with IFRS as adopted by the European Union. See “Item 5. Operating and Financial Review and Prospects” for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

Back to Contents

	At and for the year ended December 31,
	(in US$)(1)	(in €)
	————	————	————	————	————	————
(millions, except per share amounts) (5)	2009	2009	2008	2007	2006	2005
	————	————	————	————	————	————
INCOME STATEMENT DATA:
Revenue	49,774.2	34,551.0	35,764.8	31,574.1	27,653.1	24,684.9
Operating income	2,910.2	2,020.1	1,960.8	2,461.1	2,108.4	1,867.7
Net income from continuing operations	1,274.5	884.7	570.0	1,273.9	985.1	801.4
Net income (expense) from discontinued operations	(61.7)	(42.8)	139.2	(19.1)	9.8	(6.3)
Minority interest	371.4	257.8	304.1	326.9	236.2	172.9
Net income attributable to equity holders of the parent	841.5	584.1	405.1	927.9	758.7	622.2
Net income attributable to equity holders of the parent per share—Basic(2)	1.79	1.24	0.88	2.13	1.88	1.55
Net income attributable to equity holders of the parent per share—Diluted(3)	1.79	1.24	0.87	2.11	1.86	1.55
Net income from continuing operations attributable to equity holders of the parent per share—Basic(2)	1.92	1.33	0.71	2.19	1.87	1.58
Net income from continuing operations attributable to equity holders of the parent per share—Diluted(3)	1.92	1.33	0.71	2.17	1.85	1.57
Dividends per share	1.74	1.21(4)	1.21	1.21	1.05	0.85
Number of shares (adjusted to reflect changes in capital)	493,630,374	493,630,374	472,576,666	471,762,756	412,626,550	407,872,606

BALANCE SHEET DATA (AT PERIOD END):
Equity attributable to equity holders of the parent	10,747.7	7,460.6	7,001.2	7,612.9	4,360.8	3,790.2
Minority interests	3,846.5	2,670.1	2,530.5	2,577.8	2,192.6	1,888.0
Total assets	71,765.9	49,816.7	49,126.1	46,306.9	40,123.7	36,381.0
Total non-current assets	42,634.6	29,595.0	30,041.8	28,970.4	25,100.0	22,834.9
Total non-current liabilities	31,734.8	22,028.9	21,320.0	18,045.4	18,056.3	16,934.0

CASH FLOW DATA:
Net cash flow from operating activities	5,707.9	3,962.2	3,750.0	3,634.6	3,389.6	3,163.7
Net cash from (used in) investing activities	(2,394.1)	(1,661.9)	(3,335.1)	(4,018.4)	(2,904.0)	(2,407.6)
Net cash used in financing activities	(776.9)	(539.3)	289.6	940.8	(71.5)	(3,152.8)
Purchases of property, plant and equipment	(3,552.1)	(2,465.7)	(2,780.6)	(2,518.7)	(2,017.6)	(1,837.1)

(1)

For your convenience, we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2009 rate of $1.00 = €0.69415. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.

(2)

Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2008, 2007, 2006 and 2005 net income per share was adjusted following the distribution of a share dividend in June 2009 (cf. Note 26 of our Consolidated Financial Statements). Based on the weighted average number of shares outstanding in each period for the calculation of basic earnings per share, equal to 471.7 million shares in 2009, 462.2 million shares in 2008, and 434.8 million shares in 2007, 403.6 million shares in 2006, and 400.4 million shares in 2005.

(3)

Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2008, 2007, 2006 and 2005 net income per share was adjusted following the distribution of a share dividend in June 2009 (cf Note 26 of our Consolidated Financial Statements). Based on the weighted average number of shares outstanding in each period for the calculation of diluted earnings per share equal to 471.7 million shares in 2009, 464.0 million shares in 2008 and 439.8 million shares in 2007, 407.2 million shares in 2006, and 402.4 million shares in 2005.

(4)

Amount of dividend distribution per share to be proposed to the Annual Shareholders’ Meeting of May 7, 2010.

(5)

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the results of operations of:

• the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

• the entities of the U.S. waste-to-energy activity in Environmental Services (Montenay International) and Freight activities (essentially in France, Germany and the Netherlands) divested in the second half of 2009;

• Transportation activities in the United Kingdom and renewable energy activities in the process of divestiture at the year end 2009, are presented in a separate line, “Net income from discontinued operations,” for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

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

At our general shareholders’ meeting on May 7, 2010, our shareholders will decide on a dividend payment proposed to be €1.21 per share in respect of our 2009 fiscal year, which will be paid beginning on June 9, 2010. The dividend will be payable in cash or in shares, and the period during which shareholders may choose the option of the payment of the dividend in cash or in shares, subject to applicable legal restrictions, will begin on May 14, 2010 and end on May 31, 2010. Subject to the approval of the general shareholders’ meeting, new shares will be issued with a discount of 10% off the average opening price on Euronext Paris of the shares over the twenty trading days prior to the day of the general shareholders’ meeting approving the dividend, less the amount of the dividend. We expect that Bank of New York Mellon as depositary will make this option available to ADR holders. On June 8, 2009, we paid a dividend of €1.21 per share in respect of our 2008 fiscal year. On May 27, 2008, we paid a dividend of €1.21 per share in respect of our 2007 fiscal year. On May 15, 2007, we paid a dividend of €1.05 per share in respect of the 2006 fiscal year. On May 29, 2006, we paid a dividend of €0.85 per share in respect of the 2005 fiscal year. On May 27, 2005, we paid a dividend of €0.68 per share in respect of the 2004 fiscal year.

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

The following table shows the euro/U.S. dollar exchange rate from 2005 through April 2010 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

Back to Contents

Month	Period	Average
U.S. dollar/Euro	End	rate*	High	Low
April 2009 (through April 9th, 2010)	1.35	1.34	1.36	1.33
March 2010	1.35	1.36	1.38	1.33
February 2010	1.37	1.37	1.40	1.34
January 2010	1.39	1.42	1.45	1.39
December 2009	1.43	1.45	1.51	1.42
November 2009	1.49	1.49	1.50	1.46
October 2009	1.47	1.48	1.50	1.45

Year
U.S. dollar/Euro

2009	1.43	1.39	1.51	1.25
2008	1.39	1.47	1.60	1.24
2007	1.47	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17

*

The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euro to U.S. dollars in this annual report are based on $1.00 = €0.69415, the Noon Buying Rate on December 31, 2009. On April 9th, 2010, the exchange rate as published by Bloomberg at approximately 1:00 p.m. (New York time) was $ 1.3468 per one euro.

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

While our operations are concentrated mainly in Europe and the United States (sales generated outside of these regions represented approximately 16.2% of total Group revenue in 2009), we conduct business in markets around the world. The risks associated with conducting business in some countries, in particular outside of Europe, the United States and Canada, can include the non-payment or slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, employee-related risks, political and economic instability, increased foreign exchange risk and currency repatriation restrictions. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The setting of public utility fees and their structure may depend on political decisions that can impede for several years any increase in fees, such that they no longer cover service costs and appropriate compensation for a private operator.

Unfavorable events or circumstances in certain countries may lead us to record exceptional provisions, write-downs and/or impairments, which could have a material adverse effect on our results.

Some of our activities could cause damage to persons or property

Some of our activities could cause damage to persons (including injury or death), business disruption, and damage to real or personal property. It is our general policy to contractually limit our liability and to take out insurance policies that cover our main accidental and operational risks. However, these precautions may prove to be insufficient, and this could generate significant costs for us. For more information, please refer to the risk factors describing environmental, health and safety compliance, below.

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

Certain of our businesses are subject to seasonal variations. For example, Dalkia generates the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe, while in the water sector, household water consumption tends to be highest between May and September in the northern hemisphere. Accordingly, these two businesses may be affected by significant deviations from seasonal weather patterns. This risk is offset in certain cases, first by the variable compensation terms included in contracts, and second by the geographical coverage of our businesses. The impact of weather conditions, together with the seasonal nature of the Group’s businesses, may nonetheless affect our results of operations.

Our business is subject to CO2 market and emission allowance risks.

As an operator of energy installations and, to a lesser extent, as a result of our transportation and landfill site businesses, we are exposed to the inherent risks of the CO2 allowance system introduced by the European Union and the Kyoto Protocol. The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions to limit further increases. At the international level, the Kyoto Protocol came into force in February 2005. Directive 2003/87/EC of October 13, 2003 implementing the Kyoto Protocol, created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system, which was set up in 2005, led to the creation of National Allowance Allocation Plans (NAAP).

In France, NAAP 1 was adopted for the period 2005-2007 and was followed by NAAP 2 covering the period 2008-2012. In 2006, the European Union launched a review of directive 2003/87/EC aimed at extending its application scope, strengthening controls and introducing an allowance trading scheme linked with the Kyoto protocol. At the beginning of 2008, the European Commission published a revised draft directive on the CO2 emissions allowance scheme for the period 2013-2020. This led to the adoption by the European parliament, at the end of 2008, of a “climate-energy” package which seeks to ensure compliance within the European Union with climate objectives by 2020: 20% cut in greenhouse gas emissions, 20% improvement in energy efficiency and 20% energy consumption in the European Union produced from renewable sources. This “climate-energy package” includes six new texts: a directive on renewable energies, a directive on the emission trading scheme (ETS), an effort-sharing decision on greenhouse gas emissions (outside ETS), a directive on the capture and storage of CO2, a directive on fuel quality and a directive on reducing CO2 emissions by cars.

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

Finally, in 2009, the European Commission clarified the conditions governing the national grant of allowances for phase 3, commencing January 1, 2013. A portion of the allowances (based on the nature of the installation) required by the Group and its subsidiary Dalkia in particular, will have to be obtained through an auction system that could lead to a substantial additional cost. Whether this cost can be passed on to customers and in what amount, have not yet been determined.

Back to Contents

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

The initial circumstances or conditions under which we enter into a contract may change over time, which may result in adverse economic consequences. Such changes vary in nature and foreseeability. Certain contractual mechanisms may help in addressing such changes and restoring the initial balance of the contract, but they may not be fully effective. The implementation of such mechanisms may be triggered more or less automatically by the occurrence of a given event (for instance, price indexing clauses), or they may call for a procedure or revise or amend the contract with the agreement of both parties or of a third party. Accordingly, we may not be free to adapt our compensation, whether this consists of a price paid by the customer or a fee levied on end users based on an agreed-upon scale, in line with changes in our costs and demand. These constraints on us are exacerbated by the long-term nature of contracts. In all cases and most particularly with regard to public service management contracts, our actions must remain within the scope of the contract and ensure continuity of service. We cannot terminate unilaterally and suddenly a business that we believe is unprofitable, or change its features, except, under certain circumstances, in the event of proven misconduct by the customer.

Certain of our construction operations are performed under fixed-price contracts, containing performance cost and/or completion date commitments.

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

While contracts generally include clauses providing for the payment of compensation, should events such as those detailed above occur, we are exposed to the risk of not obtaining amounts sufficient to cover the resulting additional costs, or of obtaining such amounts only after the passage of time.

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

To engage in business, in most cases we must sign a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, costly, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment, which are often preceded by increasingly complex studies and public investigations. We may invest significant resources in a project or public tender without obtaining the right to engage in the desired business or sufficient compensation or indemnities to cover the cost of our investment. This could arise due to failure to obtain necessary permits or authorizations, or approval from antitrust authorities, or because authorizations are granted contingent on our abandoning certain of our development projects. This result increases the overall cost of our activities and could potentially, were the cost of failure to become too high, force us to abandon certain projects. Should such situations become more frequent, the scope and profitability of our business could be affected.

We must comply with various environmental, health and safety laws and regulations, which is costly and may, in the event of any failure to comply on our part, cause us to incur liability under these laws and regulations.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have incurred and will continue to incur significant costs and other expenditures to comply with our environmental, health and safety obligations as well as to manage the sanitary-related aspects of the services we provide. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including specific precautionary and preventative measures, or to advise our customers so that they undertake themselves the necessary compliance work.

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

Our operations and activities may cause damages or lead us to incur liability that we might be required to compensate or repair.

The increasingly broad laws and regulations expose us to greater risks of liability, in particular environmental liability, including in connection with assets that we no longer own and activities that have been discontinued. For example, the European directive of April 21, 2004 on environmental liability introduces throughout the European Union a framework of environmental liability, for serious environmental damage or threat of damage. This directive was enacted into French law on August 1, 2008 and extends the scope of strict liability for certain serious environmental damage. With regard to the prevention of technological and environmental risks and the conduct of remediation activities, the French law of July 30, 2003 strengthens obligations to restore certain sites at the end of their operating life, making the accrual of provisions mandatory under certain conditions. In addition, we may be required to pay fines, repair damage or undertake improvement work, even when we have conducted our activities with all due care and in full compliance with operating permits. Regulatory authorities may also require us to conduct specific investigations and undertake site restoration work for current or future operations or to suspend activities as a result, in particular, of an imminent threat of damage or a change in applicable standards.

In addition, we often operate installations that do not belong to us, and therefore do not always have the power to make the investment decisions required to bring these installations into compliance. Where the customer on whose behalf these installations are operated refuses to make the required investments, we may be forced to terminate our operations.

Despite this restrictive trend towards increasing regulation and constant efforts to improve risk prevention, accidents or incidents may still occur and we could be the subject of legal action to compensate damage caused to individuals, property or the environment (including the ecosystem). In such instances, these potential liabilities may not be covered by insurance programs, or may be only partially covered. The obligation to take certain measures or compensate for such damage might have a material adverse effect on our activities, our resources, or our profitability. Accordingly, the Group focuses considerable attention on controlling health risks, whether relating to the operation of its installations or resulting from environmental pollution which conventional treatment methods cannot fully correct. In particular, this may concern the development of air- or water-borne bacteria, which are increasingly well identified, or the exposure of individuals (Company employees or third parties) to chemical and/or dangerous products or substances.

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

In France, the Group operates installations with characteristics similar to those covered by the Seveso regime (only certain of which are classified as “AS” under the ICPE system). We have decided to apply all or part of the Seveso regime at certain of these sites, such as at the hazardous waste incineration facility operated by SARP Industries (Veolia Environmental Services) in Limay in the Yvelines. As a result, we are subject to the same care standards and bear the associated costs as at sites that are covered by the Seveso regime.

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

We are also subject to risks related to fluctuations in interest rates. As of December 31, 2009, approximately 48.7% of our outstanding financial debt bore interest at floating rates, after taking into account hedging instruments (see Note 29.1.1 to our consolidated financial statements). Fluctuations in interest rates may also affect our future growth and investment strategy since a rise in interest rates may force Veolia Environnement to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Changes in the prices of energy and other commodities or in the price of recycled materials may reduce our profits

The prices of our energy and other commodity supplies are subject to significant fluctuations and represent major operating expenses in our businesses. Although most of our contracts include tariff adjustment provisions that are intended to pass on any changes in the price of supplies, often using price indexing formulas, certain events may prevent us from being fully protected against such increases, such as time lags between fuel price increases and the date when we are authorized to increase prices to cover the additional costs, or a mismatch between the price-increase formula and the cost structure (including taxes). A sustained increase in supply costs and/or related taxes could undermine our operations by increasing costs and reducing profitability, to the extent that we are unable to increase our prices sufficiently to cover such additional costs.

In addition, a substantial portion of our Environmental Services Division’s revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of recycled raw materials (paper and ferrous and non-ferrous metal). A significant and long-term drop in the price of recycled raw materials, combined with the impact of the current economic crisis on volumes, has affected and could continue to affect our operating results.

Changes in certain cogeneration contracts may affect our business

We are exposed to risks associated with fluctuations in electricity prices, primarily through Dalkia, which is a power producer with approximately 7,151 MW of installed power capacity. While a majority of the production installations are operated under purchasing regimes that insulate us from electricity market risks, we have direct market exposure with respect to production in the United Kingdom and Italy (73 MW installed capacity), as well as exposure to local market fluctuations with respect to approximately 2,000 MW of installed capacity, principally in the United States and Central and Eastern Europe. In addition, purchase commitments in France with respect to a total of approximately 736 MW of installed capacity are scheduled to expire between January 2011 and November 2013, increasing our potential risk. While we intend to manage this risk through the use of contracts with counterparties active in these markets, we cannot assure you that these methods will be effective to protect us from these risks.

Back to Contents

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

The legal and commercial name of our Company is “Veolia Environnement.” Our Company is a société anonyme, a form of stock corporation, incorporated in 1995 pursuant to the French commercial code for a term of 99 years. Our registered office is located at 36/38, avenue Kléber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 00 00. Our agent in the United States is Brian J. Clarke. He can be reached at Veolia Water America LLC, 200 E. Randolph St., Suite 7900, Chicago, IL 60601.

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

Historical Background

Our Company traces its roots back to the creation of Compagnie Générale des Eaux by Imperial Decree on December 14, 1853. During the same year, Compagnie Générale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. Our Company developed its municipal water distribution activities in France by obtaining concessions in Nantes (1854), Nice (1864), as well as a 50-year concession for Paris (1860) and its suburbs (1869).

In 1980, Compagnie Générale des Eaux reorganized its water activities by bringing together all of its design, engineering and operating activities relating to drinking water and wastewater treatment facilities within its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transport and Veolia Propreté) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia). It also began significant international expansion.

In 1998, Compagnie Générale des Eaux changed its name to “Vivendi” and renamed its main water subsidiary “Compagnie Générale des Eaux”.

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created our Company under the name “Vivendi Environnement” to conduct all of its environmental management activities, which were then conducted under the names Veolia Water (Water), Onyx (Environmental Services), Dalkia (Energy Services) and Connex (Transportation).

On July 20, 2000, Vivendi Environnement shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext Paris on February 21, 2005 and Euronext Paris on January 1, 2008.

In August 2001, Vivendi Environnement shares were included in the CAC 40, the main equity index published by Euronext, and in October 2001 were listed in the form of American Depositary Receipts on the New York Stock Exchange.

From 2002 to 2004, Vivendi Universal progressively decreased its stake in our Company through successive disposals and dilution and held only 5.3% of our shares by December 2004. Since July 6, 2006, Vivendi no longer holds any shares in our Company.

In April 2003, we changed our name to “Veolia Environnement.”

Between 2002 and 2004, we undertook a major restructuring in order to refocus on our core Environmental Services activities. This process was completed in 2004 with the sale of various U.S. subsidiaries in the Water Division and our indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement activities.

Back to Contents

In November 2005, we rolled out a new brand system aimed at increasing consistency between our Divisions and our visibility by strengthening the identity and common culture of Veolia Environnement around our service values. Our Water, Environmental Services and Transportation Divisions are now united under a single brand, “Veolia”, which is linked to the name of their activity. Our Energy Services Division primarily operates under the brand “Dalkia”.

BUSINESS OVERVIEW

Our Market

Environmental management services, comprising drinking water treatment and distribution, wastewater treatment and collection, waste management, energy services (excluding the production, trading and sale of electricity) and transportation are now recognized as a separate business sector. Private customers view these services as similar and seek the expertise of a service provider able to supply a comprehensive service. Public sector customers are also aware of the benefits of grouping together these services, however, such customers are often constrained to contract separately for these services due to administrative and budgetary structures or regulatory restrictions regarding contract awards. The need to take action to prevent further damage to the environment has, nonetheless, become a global reality. There is a growing need for excellence and efficiency, which has led decision-makers to seek a global approach to the management of activities having an impact on the environment with a view to developing solutions that allow interaction between and optimization of these environmental management services. These measures, now widely accepted, have led to an increased demand for integrated environmental management services. This trend has increased with the continued global expansion of companies, which has generated a need for environmental management service providers who are able to respond to their customers’ needs on an international scale.

We believe that the demand for external and global environmental management services is likely to grow around the world for the following reasons:

•

Faced with increasingly strict environmental standards, public and private parties do not always have the necessary technical or operational resources that specialist private operators can mobilize to deal with environmental problems effectively and on a lower cost basis; they therefore seek the legal security offered by an operator that accepts responsibility for the management of these activities. Expertise in environmental regulations is a determining factor in the choice of operators and an asset that sets us apart from the competition.

•

In addition, public demand, which now widely reflects a concern for sustainable development, must respect commitments made at the international level and set exemplary standards. In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services, as well as sustainable management, are needed in order to provide growing urban populations with tailored environmental services and to replace obsolete environmental infrastructures.

Nonetheless, the financial difficulties that plague all parties, whether they are public authorities or private companies, could lead to certain decisions being postponed, especially when they involve new investment.

However, these financial constraints could also encourage public authorities and private companies to seek the most cost efficient solutions and lead them to consider outsourcing part of their activities, or turning to a specialist service provider able to set up a structure satisfying these requirements. They often seek to simplify the contractual process by entrusting the performance of highly varied services to a single partner, who is able to provide performance commitments. This offers numerous opportunities to companies who are able to propose a wide range of integrated environmental management services. Increasingly, they expect service offers that reflect their specific requirements, are adaptable, and have been tailored to closely match their expectations. Finally, they expect the organizational structure to generate productivity gains, to be shared by both parties.

We believe that each of these trends, taken individually, offers significant opportunities and, taken as a whole, they enable us to provide high quality, innovative, and, depending on customer needs, integrated environmental management services in markets around the world. In order to seize these opportunities, we must, more than ever, strive to offer high-quality services at competitive prices.

Back to Contents

Our Customers

We provide environmental management services to a wide range of public authorities, industrial and service-sector customers and private individuals around the world.

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

We have the know-how to adapt to customer expectations and needs, but we believe that our global contract model, which gives us the ability to provide services tied to performance obligations, as well as, depending on customer needs, to design, build and even finance necessary investments, remains as relevant as ever. It contributes to innovation and efficiency through mutual research efforts, stimulated by the periodic competitive tendering of contracts. This model takes on different legal forms depending on the traditions in each country. Certain countries, including those governed by European Union law, distinguish public markets from concessions (or other forms of Public Private Partnership, or PPP) based on whether operating rights are transferred and the extent to which we assume operating risks, and depending on whether the contract focuses on a service to be provided or the construction of infrastructure.

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

In the last few years, a new trend has emerged whereby public authorities in all countries, including France, have asked companies to manage not only the design and construction of the necessary public infrastructure, installations and equipment (as varied as administrative and educational buildings, hospitals, transportation infrastructure, prisons, wastewater treatment facilities or household waste processing plants), but also their financing and long-term maintenance, before recovering them at the end of the contract. Two main categories of these contracts have emerged, although, together, they are often referred to as PPPs. In the first category, which includes contracts belonging to the market category, the resources intended to cover the cost of infrastructure and financing are similar to a price paid or guaranteed by the public authority, and the service is provided to the public authority using the completed infrastructure. In the second category, which includes contracts equivalent to concessions under European Union law, the resources must be obtained through the commercial operation of the public service (i.e. the public or general-interest service whose operation has been delegated), which is the main purpose of the contract, with the construction of infrastructure only providing the necessary means. Different IFRS accounting treatments apply in each case (depending on whether a financial asset corresponding to a receivable from the public authority is recognized or not). It is also possible to distinguish these PPPs based on the nature of the services entrusted, such as “Build Operate Transfer” (BOT) with financing, or “Design, Build, Operate” (DBO), with design but excluding financing.

In France, the public authorities decided to encourage a type of global PPP contract whereby public authorities contract with a private enterprise that undertakes the financing, construction, maintenance and/or operation (or provision of services directly to the end-user) in exchange for periodic installment payments from the public authorities. To this end, the Order of June 17, 2004 created a new category of public works contract, classified as a “partnership contract” (contrat de partenariat). This reform was introduced to address restrictions arising under prior regulations. In particular, public bodies had previously not been authorized to enter into contracts governed by private law when those contracts delegated both the construction and operating responsibilites to the private entitiy; similarly, under the prior French regulations, private law could not govern contracts that included project financing, whenever there was no accompanying operating concession or delegation of public interest services paid by users.

At EU level, on November 19, 2009, the European Commission published a major communication recommending the development of Public Private Partnerships (PPP). According to the Commission, this term encompasses all long-term contracts where a private enterprise is charged with construction, operation and financing, irrespective of whether the contract takes the legal form of a concession or a procurement contract. It highlights the economic benefits of PPPs which should respond to the need for current and future investments in public services.

Back to Contents

This model, characterized by a contract between the public entity responsible for a service and the company operating this service, whatever its legal form, is frequently used, but is not the only model available. The expansion of its use is often slowed by preconceived ideas entrenched in a country’s history, which require the management of certain services to inhabitants, such as water distribution, to be provided by public entities. We therefore offer our services to these entities. Conversely, public authorities may decide that they should not be directly involved in the provision of some public services, even general interest services. In such cases, they usually do not own the facilities or networks, and do not enter into contracts with preferred private operators; instead, they leave the provision of the public service to the market. Sometimes, however, they verify the competence of private operators by issuing operating licenses and regulating service conditions and prices, although they may limit their intervention to ensuring compliance with general regulations. This situation rarely arises with respect to water services, which are considered essential, but is more common for energy services, waste management and transportation. Public authorities may also demonstrate their interest in the services rendered by taking an ownership interest in the private operator. We may seek to acquire a stake in such operators.

Services Sold Directly to Individuals

We also offer household services directly to private individuals through our specialized subsidiaries. These services include assistance with and maintenance of privately-owned water installations (located on private property after the water meter) and heating and gas installations.

Industrial and Service Sector Companies

We offer our industrial and service sector customers a wide range of services, covering two major environmental goals: on the one hand, providing customers with and optimizing consumption of the utilities necessary for their industrial processes (steam, industrial heating and cooling, process water, demineralized water, compressed air, etc.) and, on the other hand, reducing the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

We offer customers innovative solutions tailored to the needs of each industrial site. We adopt a long-term partnership approach, entering into long-term contracts which allow for variation in services to account for changes in the customer’s needs and business.

We believe that the further development of our industrial customer base offers considerable growth potential. In particular, the importance of multi-service contracts with industrial customers is constantly increasing.

Our Overall Strategy

Since our creation, our strategy has been aimed at strengthening our position as a global reference in the expanding environmental services market. Going forward, our ambition is to set the corporate standard in sustainable development.

We are the sole international company focused entirely on the environmental services business, operating through four Divisions: Water, Environmental Services, Transportation and Energy Services. We operate both in France and abroad, serving a customer base primarily composed of public authorities, but also including industrial and service sector customers.

We provide most of our services under secured long-term contracts that generate recurring income. The services rendered must be tailored to the specific requirements of each customer. Achieving both economic efficiency and environmental performance is time-consuming and the length of the contract term allows performance gains to be generated over time as part of an overall strategy encompassing technical, management and social considerations.

Over the past fifteen years, we have demonstrated our ability to develop management models adapted to different countries and, as a result we now carry on over half of our business outside of France. Given the scale of requirements in the environmental services sector, we have the opportunity to continue our international expansion in a selective manner, favoring high economic development regions and countries with the best track record for accepting our corporate model and complying with long-term contractual commitments.

While continuing to expand in France and Europe, the historical home of our businesses, we are also focusing on the countries of North Asia, particularly China, where there is an important need for service requirements linked to urban growth that meet environmental standards. We are also focused on North America and the Middle East and the Persian Gulf.

Back to Contents

Over-and-above improving economic and financial performance, essential to a solid balance sheet and creating shareholder value, we aim to maintain and strengthen our performance with innovation, helping us to stay substantially ahead of the competition and anchor our corporate performance in the long-term, thanks to which the employability and professional satisfaction of employees can be maintained in a spirit of solidarity as technology evolves. We also aim to improve our contribution to society, by supporting the common good on behalf of customers in territories where we operate. Veolia Environnement aims to be an exemplary company, adopting a balanced and responsible approach in all areas.

Adapting our strategy to the economic climate

In order to maintain this potential over the long-term, we must continually adapt. We are therefore strengthening our efficiency and cost reduction program, maintaining our efforts in the Environmental Services sector, primarily with a view to turning around activities in Germany and Italy and continuing to rotate our asset portfolio through a structured arbitrage policy.

Until 2007, Group growth was mainly organic and profitable. External growth transactions in 2007 and 2008 were financed by a share capital increase in 2007 and internally generated profits. As such, we currently enjoy a healthy financial structure. No major debt repayments are due before 2012 and the average maturity of debt is ten years, with 64% of net debt in the form of bonds.

Our profitability suffered a mechanical dilution due to strategic acquisitions focused on providing high quality platforms, notably in Germany, to strengthen the Group’s positions and assets with a longer pay-back, which represent an inherent part of the Group’s long-term contracts, but which enable us to continue our development in growth sectors, particularly in the United States and China. We hope to achieve an increase in Group profitability from the improved profitability of recent acquisitions and a more balanced split between assets with a longer pay-back and other Group assets. In addition, measures already implemented in 2009 and which will be continued in 2010 (reduction in the cost base and rotation of the asset portfolio) will help accelerate a return to higher profitability in the short-term. (see “Item 5 – Operating and Financial Review and Prospects”).

Investment activity will be subject to increased vigilance, with the application of more stringent selection criteria. This explains our decision to encourage profitable organic growth offering high added value, which mobilizes our discriminating expertise in complex, global challenges. We are also continuing our asset disposal plan. The disposal of assets with a value of some €3 billion is now scheduled for the period 2009-2011 (after generating €1.3 billion in 2009), in order to internally generate the resources necessary for long-term growth. Finally, we plan to accelerate the cost reduction program launched pursuant to strategic objectives set in 2007, in order to adapt the Company to the global economic crisis. Cost savings are targeted to reach €250 million in 2010. This program to reduce the cost base will become a permanent program that will be overseen by the newly created Operations Department.

We believe that the decentralized structure of the Group allows us to be highly reactive. The success of the measures described above will require substantial efforts at all levels of Veolia Environnement, which will be placed under greater pressure. This decentralized structure, organized along geographical lines, was reinforced in 2008. It is based on the appointment of Company managers in charge of one or several countries in each geographical region where we are present (Central and Eastern Europe, France, Asia, Middle East/Africa, North America and Australia, Northern Europe, South America and Southern Europe). The role of these managers is transversal and primarily involves, at a local level, the coordination and implementation of the strategy and commercial policy of the Company and its subsidiaries, the representation of the Group and its businesses and the implementation of shared and mutualized resources. Coordination within each region will be the responsibility of persons chosen notably among Division Chief Executive Officers that are members of the Group’s Executive Committee. The aim is to satisfy the demands of our customers for a single contact able to provide a comprehensive response to major transversal challenges, such as climate change and taking account of the rarity of essential resources such as water, air and energy.

Back to Contents

By adapting to the current economic downturn, we will be ready to capitalize, when the time comes, on our position as a global reference in complementary diversified activities, as well as on the benefits of our size, wide geographical presence and synergies between our businesses. Our businesses offer strong growth potential in the medium to long term as a result of demographical growth, particularly in urban areas, and increasingly strict environmental standards. Some examples of growth opportunities include:

•

According to a report by an independent third party, by 2015, the potential market for seawater desalination, a market in which we have a leadership position due to our technological expertise, could represent €5 billion per year, while used water recycling capacity could increase by an average annual rate of over 10%.

•

According to the OECD, household waste production, which has been increasing steadily in OECD countries over the last two decades, is expected to continue to increase through 2020 from 500 to 650 kg per inhabitant. 30% of current energy consumption could be optimized without the need for any major technological change.

•

In the urban transportation sector, the proportion of the population living in urban areas over the next 30 years is projected to increase by a possible 30%, according to the United Nations Population Information Network. This, combined with the necessarily increasing commitments to reduce greenhouse gas emissions, opens up significant development opportunities.

The Group has taken a proactive approach to these challenges and offers ways of accelerating or facilitating the necessary or foreseeable changes that may be decided by its partners and, more generally, by our companies and all other players. This approach is primarily reflected by a research and development policy and the practical development of technological innovations. We are also focused on the systematic development of synergies between current and future components of our activities and businesses and pay constant attention to optimizing our teams. We concentrate on best practices and professional skills of team members and contractual engineering that progressively integrates a “thriftier” management of natural resources (water, energy, raw materials, public spaces, etc.)

We must build on our strengths, which include our presence in markets that are structurally buoyant, our large asset base, our major competitive advantages, our reactivity and proximity to customers, in order to become the corporate benchmark for sustainable development. Within this framework, the Group aims to restore profitability, in order to achieve profitable organic growth, without increasing debt, thereby achieving a balance between growth and profitability.

Our Strategy by Division

Water

Our Water Division intends to continue expanding its services around the world, while striving to ensure the quality and safety of the water it provides, the conservation of natural resources and the protection of the environment.

The growth potential of the international market for water services is enhanced by four main factors:

•

population growth and higher urban density;

•

the tightening of environmental standards and health regulations;

•

the growing acceptance of the delegated management model and public-private partnerships as alternatives to public management, and;

•

the on-going refocusing of industrial customers on their core business.

Given this growth potential, we will continue to adopt a selective approach to optimize the allocation of our resources, our operating costs and our profitability. To take advantage of market opportunities, the Water Division capitalizes on its technical expertise, its experience in managing customer relations and the mobilization of local teams in order to foresee the future needs of public authorities. We focus, in particular, on developing employee skills to enable us to meet future challenges. The development of technical expertise in areas such as desalination and wastewater recycling solutions represents a major effort to adapt to ongoing changes in the market. Going forward, business trends in the Water Division are characterized by the continued sustained pace of long-term international development opportunities (despite the current economic climate), the maturity of its larger contracts and productivity gains resulting from efficiency programs that have been implemented (encompassing purchases, information systems and sharing of best practices).

Back to Contents

Environmental Services

Through our Environmental Services Division, we intend to continue expanding as the global benchmark in this sector.

Demand in this sector is rising, driven by growing environmental awareness resulting in increased regulation and higher public expectations in a number of countries and the dawn of a new age where raw materials and energy are rare, accelerating the transformation of waste treatment and recovery methods. As a result, experts who can provide long-term services under cost-effective conditions and in compliance with environmental regulations are highly sought after.

In this favorable market environment in Europe, the United States and the Asia-Pacific region, Veolia Propreté will focus its efforts to:

•

increase the profitability of its activities by renegotiating fees, maximizing the use of its production tools and reducing structural costs, while seeking, wherever possible, to generate economies of scale with the Group’s other businesses.

•

enhance its waste processing capabilities, by accompanying the transformation of waste processing methods and developing its recovery technologies;

•

strengthen its competitive advantages and the added value offered by its services, while developing the technical content of its businesses and capitalizing on its command of the entire waste management chain, in order to offer industrial and municipal customers comprehensive waste management solutions.

Energy Services

Through our Energy Services Division, we are a world leader in the management of energy services. The Energy Services Division specializes in the provision of energy services and is present in forty-one countries around the world. The opportunities in this sector are significant, due to the increase over a long period of energy prices and greater public awareness of environmental problems. These are linked, in particular, to the risk of climate change and have led to the search for solutions such as Dalkia’s initiatives to reduce the production of greenhouse gases and encourage energy conservation. Political and regulatory developments in 2009 (European Union energy-climate package, global negotiations in preparation of the Copenhagen conference), further strengthened this favorable context.

Dalkia’s development strategy is focused primarily on heating and cooling networks, energy management in service sector buildings and retail centers, handling of industrial utilities, as well as energy provision and services in the health sector. Dalkia has fully embraced the objectives of reducing energy consumption and promoting renewable energy sources discussed internationally as part of the fight against climate change and we make the pursuit of these two objectives a priority, while providing expertise and service.

Dalkia’s development strategy focuses on the following geographical priorities:

•

continued growth in Europe across all its business sectors;

•

the development of large cooling networks in the Middle East, as well as entering the Russian market for heating networks;

•

the strengthening of its presence in North America, particularly the United States, by offering management services for networks, industrial utilities, shopping malls and health centers;

•

the business development in China (networks and industrial utilities).

In the context of deregulated energy markets in Europe, these priorities are based on our ability to offer innovative technical solutions focused on energy efficiency, that often combine expertise in several areas. We aim to promote our integrated outsourcing services to public customers as well as to service sector and industrial customers, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Back to Contents

Transportation

Through our specialized subsidiary, Veolia Transport, we aim to become a major transportation service provider on a worldwide scale.

Between 2000 and 2030, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transportation needs are expected to increase by 50% by 2020 (source: International Association of Public Transport). These demographic changes raise concerns regarding the environment and urban congestion and help make public transportation services a major concern for local authorities and city dwellers. In addition, the Transportation business is linked to the environmental performance of towns and regions, regional competitiveness, development and growth, the identity and solidarity of citizens and quality of life.

The major challenges in this sector are related to the ever-increasing need for new transport infrastructure and the growing demand to customize mass transport, create attractive public transport networks, address environmental concerns and deal with the direct and indirect costs of automobile congestion.

Veolia Transport’s strategy focuses on improving performance in our core business of passenger transportation, with the following priorities:

•

continuing efforts in marketing, innovation and sustainable development to constantly improve customer satisfaction;

•

constantly improving business expertise in all local land transportation methods;

•

giving geographical priority to a small number of countries based on the attractiveness of markets and the intensity of local competition;

•

innovating both in new mobility sectors (e.g. bikes, car-sharing, collective taxis) and in information and energy technologies.

Furthermore, we are currently discussing a combination of our Transportation business with Transdev, owned by the Caisse des Dépôts et Consignations and the RATP (see Item 8: “Financial Information Consolidated Statements and Other Financial Information – Significant Changes”, below).

Our Services

Water

Through Veolia Eau-Compagnie Générale des Eaux, we are the world’s leading provider of water and wastewater services for public authorities and industrial companies.1 In addition, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies, is a world leader in the conception of technological solutions and the construction of structures for the performance of such services. Veolia Eau provides drinking water to more than 95 million people, and supplies 66 million people with wastewater services.

As of December 31, 2009, Veolia Eau has 95,789 employees around the world.2 The Water Division is present in more than sixty-six countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic, Slovakia and Romania. The Asia-Pacific region (mainly China, Korea, Japan and Australia) also remains an important development objective, with the signing of a number of significant contracts with municipal and industrial customers over the past several years. Veolia Eau also has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the cities of Indianapolis and Milwaukee. Finally, we have established a presence in the Middle East and Africa, primarily in Morocco and Gabon. Thanks to our coordination of a network of research centers in France and abroad, Veolia Eau has mastered numerous major technologies and tools within the water sector. Veolia Eau is therefore able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and preservation of resources.

1

Source: Global Water Intelligence (GWI), November 2009 and Pinsent Masons Water Yearbook 2009-2010.

2

Employees managed as of December 31, 2009, including 3,633 Proactiva employees allocated to its Water business.

Back to Contents

Combined with our strong local presence and more than 150 years of experience providing services to public authorities and industrial customers, Veolia Eau’s technical expertise is a significant advantage in the extremely competitive water services market. Increased demand within the water services market has been substantially driven by customers seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization, or industrial customers. New solutions, such as desalination of seawater, a sector where Veolia Eau recently excelled in the Middle East, or the re-use of treated water, may represent an appropriate response to specific situations.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Water Division, after elimination of inter-company transactions.

Water *

(€ million)	2009	2008	Change 2009/2008
Revenue	12,555.9	12,557.9	0.0%
Operating income	1,164.3	1,198.5	-2.9%
* Including Veolia Environnement’s share in the results of the water activities of Proactiva, Veolia Environnement’s joint venture with FCC.

Overview of Water Division

Veolia Eau manages municipal drinking water and/or wastewater services on five continents through a geographical organization featuring a strong local presence. Contracts with public authorities are typically long-term and range from 10 to 20 years in length and potentially up to 50 years under certain circumstances. These contracts take various forms, tailored to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others. They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of the assets (except in the United Kingdom) and retaining authority over water policy. Recent legislative changes have enabled Veolia Environnement to integrate more elaborate mechanisms into its contracts allowing it a share of the added value (productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage customer relations and we are constantly improving the efficiency of our services and specific information systems. In certain countries where public authorities have sought to either implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau offers feasibility studies and technical assistance, which may include research plans, coordination and acceptance, network modeling and financial analysis. Outsourcing contracts with industrial and commercial customers generally have a term of three to ten years, although certain contracts have terms of up to twenty years.

Service Contracts with Public Authorities and Industrial Customers

The main focus of our water business is the management of water and wastewater services for public authorities and industrial customers. Veolia Eau provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Eau also manages customer relations, providing billing services and call centers. Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts tailored to local environments. Veolia Eau continues to develop its service offering for industrial customers, capitalizing on its local presence in many areas and an adapted organizational structure. As a result, we are active in this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Through VE Industries, Veolia Eau also contributes to the development of our common service offerings, in particular in Europe.

Back to Contents

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Eau develops technical solutions and designs/builds the infrastructure necessary to provide water services on behalf of public authorities and industrial and service sector customers. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized equipment designed to treat water for municipal and industrial uses, which is both reliable and high-performing. A local technical assistance network is available at all times for the upkeep, maintenance and customer service of these installations. Veolia Eau treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical and biological treatments, Veolia Eau has developed a comprehensive range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. The recycling/re-use systems installed by Veolia Eau provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing water consumption, operating costs and environmental damage. Through SADE, Veolia Eau also designs, builds, renews and recovers urban and industrial drinking water and wastewater networks and related infrastructure, in France and around the world. SADE’s services cover each stage of the water cycle, from collection to release, and its public and industrial customers benefit from SADE’s experience in this area.

Key factors

The key factors that may influence Veolia Eau’s business are of a technical, contractual and economic nature. The key factors potentially impacting the “service contracts with public authorities and industrial customers” business are the following. From an economic point of view, we will be affected by trends in volumes billed and the ability to obtain price increases, within the planned time-period in line with our objectives. From a technical point of view, our ability to satisfy service commitments negotiated with the customer or regulator will have an impact. From a commercial point of view, we will be affected by our ability to renew existing contracts under satisfactory terms and conditions in a highly competitive environment.

In contrast, the Engineering and Technological Solutions business is potentially affected, at an economic level, by the rate of projects launched by public authorities and certain major industrial companies, as trends in demand levels have a direct impact on the order book. Continued technological leadership in tender bids and the ability to manage constraints and master technical solutions in the performance of contracts are also determining factors. Finally, at a contractual level, rigor in the negotiation and performance of contracts are also key in this sector (particularly the ability to meet deadlines and cost budgets).

Description of Activities in 2009

Veolia Eau activity levels remained relatively stable overall in 2009, compared to 2008, but were marked by strong growth in China and the weakness of the construction sector, both in France and abroad. Veolia Eau revenue was not affected by the loss of any major contracts in 2009.

In 2008, the city of Paris announced its decision not to renew the delegated management contracts expiring at the end of 2009. The Paris contract represented €143 million in revenue in 2009 for Veolia Eau.

In France, Veolia Eau provides approximately 25 million inhabitants with drinking water and 16 million with wastewater services. Public service delegated management contracts renewed in 2009 represent estimated total cumulative revenue of almost €614 million. In France, despite a highly competitive environment, Veolia Eau enjoyed several commercial successes. These included a new contract for the management of water and wastewater services for the town of Chaumont and concession arrangements for the City of Chartres wastewater treatment plant and the Roquebrune Cap Martin wastewater treatment plant. Other than the return of Paris water services to local public authority control, Veolia Eau renewed all major contracts that expired during the year. In the drinking water sector, the Roche-sur-Yon, Garrigues Campagne, Bergerac and La Vallette public authorities renewed their confidence in Veolia. In the wastewater treatment sector, the contracts with the Val Maubuée Authority in the Paris region and the City of Nantes were successfully renewed.

We also continued our sustainable development policy launched in recent years, refining our contractual model with the help of specific offerings, in order to satisfy customer wishes and enable them to meet their sustainable development objectives (biodiversity, carbon footprint, etc.). Finally, as in 2008, the fall in unit consumption continued (0.6% fall in billed volume on 2008), despite relatively favorable weather conditions.

Activity contracted slightly in Europe, due mainly to a decrease in activity on completion of construction work at sites in The Hague and Belfast.

In Asia, 2009 was marked by the ramp-up of the Tianjin Shibei contract, further organic growth in Shenzhen and robust construction activity in Shanghai in the run-up to the World Expo2010 in China, while the Gold Coast and Sydney Desalination construction contracts came to an end in Australia.

Back to Contents

Principal Contracts

The following table shows the principal contracts signed or renewed in 2009 with either public authorities or industrial or commercial companies.1

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Chartres	June	New	20 years	156 million	Concession arrangement to build and operate a wastewater treatment plant
Roquebrune Cap Martin	June	New	20 years	50 million	Concession arrangement to build and operate a wastewater treatment plant

Europe (excl. France)
Görlitz (Germany)	January	Renewal	20 years / 7 years	310 million	Distribution of electricity and gas (20 years) and heat (7 years)
Burg (Germany)	January	New	15 years	20 million	Management of water and wastewater services
Madrid (Spain)	March	New	4 years	16 million	Operation of a wastewater treatment plant

Asia
Chiba (Japan)	March	New	3 years	35 million	Operation of a wastewater treatment plant
Sydney (Australia)	May	Renewal	4 years (plus 3 years at the customer’s option)	28 million (excl. option) 51 million (incl. option)	Network maintenance

South America
Petrobras (Brazil)	September	New	2 years	123 million	Design and construction of a water treatment and reuse plant at Ipojuca

Middle-East
Doha – Ashghal (Qatar)	May	New	7 years (plus 3 years at customer’s option)	44 million (excl. option) 61 million (incl. option)	Operation and maintenance of two wastewater treatment plants
Tyr Sour (Lebanon)	August	New	5 years	31 million	Construction and operation of a wastewater treatment plant

North America
Duke Energy (USA)	August	New	3 years	29 million	Construction of a wastewater treatment plant for an electrical power plant

1

Estimated cumulative revenue represents Veolia Eau’s share in these contracts, converted into euros at the closing exchange rate as of December 31, 2009. As such, amounts indicated may differ from those reported in our press releases.

Back to Contents

Principal Acquisitions and Divestitures in 2009

The main acquisition and divestitures during the year include:

•

in France, the acquisition of Homerider, a specialist in radio meter reading;

•

in Europe, the buyout in Italy of the minority interest held by EMIT in SIBA, and the buyout (in April and July 2009) of a 51% stake in Stirling Water Seafield Holding (Edinburgh), increasing our holding in this project to 100%. In addition, the EBRD acquired an additional interest (6.88%) in the share capital of Veolia Voda, the holding company for water activities in Central and Eastern Europe, increasing its 10% stake in this company held since 2007 to 16.88%;

•

in Asia, the acquisition in China by Shenzhen Water Group (in which the Group holds a total direct and indirect interest of 25%) of five companies which manage drinking water services for a Shenzhen administrative district (Baoan);

•

on December 22, 2009, Veolia Eau reviewed certain economic aspects (financial restructuring) and the governance rules of its partnership with Mubadala Development Company in our operating activities in North Africa and the Middle East. The joint venture, which was formerly fully consolidated, is now under proportionate consolidation due to these changes. This operation resulted in a €189 million reduction in Group debt as of December 31, 2009;

•

in Morocco, sale of an additional 5% stake in Veolia Environmental Services Morocco to AAIF;

•

in the United States, sale of three Enerserve entities operating in the Caribbean by Veolia Water North America.

Following the creation, acquisition or consolidation of 36 companies in 2009 and the liquidation, divestiture or transfer of 19 companies, the Water Division (excluding Proactiva) was composed of 728 companies as of December 31, 2009 compared to 711 in 2008. The main movements in the scope of consolidation include the acquisition or creation of companies carrying operating contacts that came into effect in 2009.

Environmental Services

Through our Veolia Propreté subsidiary, we are the number one reference in the environmental services sector,1 where we are involved in waste collection, recycling and processing and handling of waste in all forms and at all stages of the waste cycle. Veolia Propreté manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to recovery, on behalf of both public authorities and industrial customers.

As of December 31, 2009, Veolia Propreté employed 85,600 people2 around the world, in approximately thirty-three countries. Veolia Propreté partners with over 750,000 industrial and sector customers3 and serves more than 73 million inhabitants on behalf of public authorities.

In 2009, Veolia Propreté estimates that it collected nearly 43 million tons of waste and processed nearly 62 million tons of waste. As of December 31, 2009, Veolia Propreté managed approximately 861 waste processing units.

The term of Veolia Propreté contracts usually depends on the nature of services provided, applicable local regulations and the level of capital expenditure required. Collection contracts usually range from one to five years, while waste processing contracts can range from one year (for services provided on sites belonging to Veolia Propreté) to 30 years (for services involving the financing, construction, installation and operation of new waste processing infrastructure).

1

Sources: Internal studies and Eurostat.

2

Employees managed as of December 31, 2009, including 7,023 Proactiva employees allocated to its environmental services business.

3

The commercial figures appearing in this section (in terms of number of customers, number of inhabitants served, tonnages collected, etc. ) do not include Proactiva, unless otherwise indicated.

Back to Contents

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of our Environmental Services Division, after elimination of inter-company transactions.

Environmental Services*

(in millions of euro)	2009	2008**	Change 2009/2008

Revenue	9,055.8	9,972.5	-9.2%
Operating income	453.8	265.2***	+71.1%

*

Includes Veolia Environnement’s share in the environmental service activities of Proactiva, Veolia Environnement’s joint venture with FCC.

**

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, results of operations of the Waste-to-Energy entities in the Environmental Services Division, partially divested in August 2009, are recorded as Net income from discontinued operations, in 2009 financial statements.

***

Includes €405.6 million of impairment charges in respect of goodwill and intangible assets of Environmental Services in Germany.

Overview of Environmental Services

Our Environmental Services Division, Veolia Propreté, furnishes waste management and logistical services, which include waste collection, waste processing, cleaning of public spaces, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites. Downstream, our Environmental Services Division conducts basic or more complex waste processing operations in order to reduce pollution and transform waste into a resource. Thus, Veolia Propreté:

•

sorts and processes waste in order to create new raw materials, which we refer to as recycling or material recovery;

•

transforms organic material into compost to be returned to the soil, which we refer to as composting or agronomic recovery;

•

processes waste in the least damaging way possible, through landfill sites or incineration;

•

produces electricity or heat using waste in landfill sites or incineration, which we refer to as waste-to-energy recovery.

The services referred to above fall into three major business sectors: environmental services and logistics for local authorities and industrial companies, sorting and recycling of materials and waste recovery and processing through composting, incineration and landfilling.

The key factors that may influence the activities of Veolia Propreté are of a technical, contractual and economic nature. They mainly concern the following success factors:

•

a presence at all points of the waste value chain, from pre-collection through to processing and recovery, in an appropriate range of geographical areas at different stages of maturity, enabling the identification and control of innovative, tailored solutions for proposal to customers and setting us apart from the competition in the market;

•

the management of risks relating to the protection of the environment and the safety of individuals and installations (see the “Risk Factors” above and the section on “Environmental Regulations, Policies and Compliance,” below);

•

the quality of employee management in sectors which are often labor-intensive (limiting absenteeism and industrial action, developing skills and training);

•

the ability to innovate using new technologies (processing, rolling stock) and processes (sorting-recycling), founded on an effective technology, regulatory and competition watch system;

•

operating efficiency (purchases, sales, logistics, maintenance management) enabling the optimization of unit costs and the utilization rate of equipment, while ensuring the high level of quality required for products and services delivered.

•

investment management in certain capital-intensive activities (selectivity, risk analysis, installation size).

Back to Contents

•

the quality of contractual management for long-term contracts (major clauses, price review formulae, guarantees and deposits, etc.). (see the Risk Factors above)

•

management of economic and financial risks: volatility of raw material prices (fuel, materials sold such as paper and metals), customer risk, foreign exchange and interest rate risk. (see the Risk Factors above)

Environmental Services and Logistics for Local Authorities and Industrial Companies

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

Collection

In 2009, Veolia Propreté collected approximately 43 million tons of waste from private individuals, local authorities and commercial and industrial sites. More than 73 million people around the world benefited from Veolia Propreté’s waste collection services. Veolia Propreté collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste. It maintains the cleanliness of green spaces and carries away “green” waste and also collects hazardous waste on behalf of its service sector and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms) and diffused hazardous waste. Veolia Propreté also offers related services to its service sector and industrial customers, such as preliminary studies of future waste collection needs and waste tracking after collection.

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

Veolia Propreté received approximately 10.3 million tons of solid waste at its 352 sorting and recycling units in 2009, of which 7.7 million tons were recovered. Veolia Propreté also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Veolia Propreté works upstream in partnership with industrial customers and with our CREED research center to develop new recycling activities. Recycled material is sold or distributed to intermediaries or directly to industrial customers.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

In 2009, Veolia Propreté processed nearly 62 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfill sites.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. At its 122 composting units, Veolia Propreté processes urban and industrial sludge, part of which is then re-introduced into the agricultural cycle through land spreading, with a related tracking service offered.

Incineration and Waste-to-Energy Recovery

Veolia Propreté operates seventy-nine waste-to-energy recovery and incineration plants, which process non-hazardous solid waste (mainly urban waste). Energy is generated from the heat created by incinerating waste at these plants. Veolia Propreté uses this energy to supply urban heating networks or sells it to electricity providers.

Landfilling and Waste-to-Energy Recovery

In 2009, Veolia Propreté had 147 non-hazardous waste landfill sites. Veolia Propreté has developed the expertise to process waste through methods that reduce emissions of liquid and gas pollutants. 85 landfill sites have recovery systems to transform biogas emissions into alternative energies.

Processing of Hazardous Waste

In 2009, Veolia Propreté had 24 incineration units for specialized industrial waste, 70 processing units using physico-chemical and stabilization methods, 14 class 1 landfill sites and 36 specialized recycling centers.

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

Back to Contents

Description of Activities in 2009

In 2009, the Environmental Services Division reported a fall in revenue, about half of which was attributable to a fall in the volume and price of materials sold (mainly paper, cardboard and metals). Prices had reached an all-time high in the second quarter of 2008, before collapsing at the end of 2008, after which they commenced a partial and progressive recovery (except ferrous metal). In addition, the economic crisis hit industry-related activities hard (collection and processing of industrial waste, industrial services), with activity levels stabilizing but not recovering in the final months of 2009. In this context, Veolia Propreté rapidly implemented a tailored plan to adjust costs to activity levels and introduce efficiency measures.

In France, in addition to the negative impact of the fall in the price of materials sold (paper, cardboard and metal), the drop in revenue was mainly due to the decrease in non-hazardous and hazardous waste volumes collected and processed. In the incineration business, the kiln void-filling policy and the good performance of incinerators enabled revenue growth, further driven by the recent Cenon contract signed at the end of 2008. Moderate price increases were achieved in a low-inflation context, marked by a fall in fuel prices. In the sorting-recycling business, the Ludres high-performance materials recovery facility inaugurated in June 2009, gradually ramped-up activity. Finally, at the end of 2009, the first French pilot unit for the production of biofuel from biogas produced by non-hazardous waste in landfill sites, commenced activity in the Greater Paris region.

In the United Kingdom, revenue fell due to a decrease in industrial and commercial waste collection and landfill volumes, a downturn in industrial services and the loss of local authority waste collection contracts (such as the Liverpool contract at the end of 2008). Price increases in the collection and landfill sector helped limit the decrease in revenue. Internal growth also benefited from the new 20-year PFI contract signed in May 2009 with the Merseyside Waste Disposal Authority and the full year impact of the recently signed Southwark and West Berkshire contracts.

Revenue fell more significantly in Germany, mainly due to the fall in paper and cardboard prices and the decrease in non-hazardous industrial waste volumes collected.

North American revenue fell due to the decrease in industrial and commercial waste collection and landfill volumes, partially offset by the efficiency of price increase measures. Revenue was also affected by the impact of the economic crisis on the industrial services and hazardous waste sectors. Major contracts lost in 2009 include the waste collection and processing contracts for the New York City boroughs of Manhattan and Queens, the contract for the maintenance of green areas in Birmingham, Alabama, and the Airbus industrial services contract in the United Kingdom. These contracts represented total estimated annual revenue of €26 million.

Back to Contents

Principal Contracts in 2009

The following table shows the principal contracts signed or renewed in 2009 with either public authorities or industrial or service sector companies.1

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
COBAN Atlantique (Arcachon basin)	May	New	5 years	18 million	Collection of household waste and equivalent
Chevreuse Valley SIOM	November	Renewal	8 years	72 million	Collection of household waste and equivalent
Limoges City Conurbation	June	Renewal	6 years	37 million	Collection of household waste and equivalent
Rouen Conurbation	October	Renewal	6 years	29 million	Collection of household waste and equivalent
Val de France Conurbation	November	Renewal	8 years	24.5 million	Collection of household waste and equivalent
Azur Provence Conurbation	October	Renewal	5 years	23 million	Collection of household waste and equivalent
Nevers Conurbation	February	New	20 years	17.5 million	Construction and operation of a drop-off center for professionals
Europe (excl. France)
Merseyside Waste Disposal Authority (United Kingdom)	May	New	20 years	720 million	Integrated comprehensive waste management contract
North America
Seminole County (Florida)	November	New	8 years	16 million	Collection of household waste and equivalent
Asia – Pacific
Hong-Kong Special Administrative Region	November	Renewal	10 years	174 million	Operation and maintenance of a hazardous waste treatment facility
North Africa
Nador (Morocco)	February	New	7 years	18 million	Collection of household waste and equivalent and urban cleaning services

1

Revenues expected under the contracts won in 2009 have been converted into euros at the closing exchange rate as of December 31, 2009 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Back to Contents

Main Acquisitions and Divestitures in 2009

In July 2009, an agreement was signed with Covanta Holding Corporation for the sale of Montenay International, the portfolio of North American waste-to-energy contracts. This divestiture encompasses the management and maintenance contracts for seven sites. The transaction was finalized in 2009, with the exception of one site, the sale of which was completed in February 2010. In August 2009, Veolia Propreté Nettoyage et Multiservices (VPNM) was sold to the TFN Group. VPNM provides site cleaning services and waste sorting and collection services at sites mainly located in France. These transactions form part of the multi-year divestiture program announced by the Group on March 6, 2009.

Following the creation, acquisition or consolidation of 20 companies in 2009 and the liquidation, divestiture or transfer of 94 companies, the Environmental Services Division (excluding Proactiva) comprised 692 companies as of December 31, 2009, compared to 766 in 2008.

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

As of December 31, 2009, Dalkia had 52,557 employees in 42 countries around the world and particularly in Europe.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of our Energy Services Division, after elimination of inter-company transactions.

Energy Services

(in millions of euro)	2009	2008**	Change 2009/2008

Revenue*	7,078.6	7,446.3	-4.9%
Operating income*	415.5	434.4	-4.4%

*

Including our share of revenue and operating income in industrial multi-service entities.

**

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the results of operations from the Clemessy and Crystal entities and renewable energy activities in the Energy Services Division, respectively divested in December 2008 and in the process of divestiture in 2009, are recorded as Net income from discontinued operations, in the 2009 financial statements.

Overview of Energy Services

Dalkia’s business is currently facing three major challenges: global warming and the need to reduce carbon dioxide emissions; the increase in the price of fossil fuels and their eventual scarcity; and growing urban expansion and related industrial development.

This business is focused on optimal energy management, and Dalkia has progressively set up a range of activities linked to energy management, including heating and cooling networks, decentralized energy production, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads. The health sector is also of strategic importance to Dalkia.

Dalkia provides energy management services to public and private customers with which we form long-term partnerships. Management contracts for the operation of urban heating or cooling networks are typically long-term, lasting up to 30 years, while contracts for the operation of thermal and multi-technical installations for public or private customer may have terms of up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (six to seven years on average), while contracts in the facilities management sector generally have terms of three to five years.

Back to Contents

Whenever possible, Dalkia offers solutions to its customers using renewable or alternative energy sources such as geothermal energy, biomass (organic material), solar energy (thermal, photovoltaic, solar concentration), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. Energy sources are combined, wherever possible, to take advantage of the complementary nature of each source. In the biomass sector, Dalkia considerably stepped-up its development in 2009 by virtue of the innovative services we propose to local authorities.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large urban heating and cooling networks. Dalkia currently manages 810 urban heating and cooling networks worldwide, particularly in the United States, France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide range of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and service sector customers with integrated energy services including plant design, construction and improvement, energy supply, and plant management and maintenance. Dalkia provides customers with a wide range of technical services and implements new service offerings to satisfy demands for improved energy efficiency. It manages more than 115,000 energy plants throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in Europe and has developed expertise in the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and repair of equipment. Dalkia provides services at approximately 4,100 industrial sites.

Integrated Facilities Management

Facilities management contracts combine a range of services, in a single comprehensive service relationship, from the maintenance of thermal, electrical and mechanical equipment to logistics. Accordingly, the various needs of customers are satisfied by a single company. Dalkia provides facilities management services for industrial and service sector customers (business premises, corporate offices, health institutions, etc.), covering a total surface area of over 100 million square meters.

Street Lighting Services

Citélum, a subsidiary of Dalkia, has earned a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures. Citélum operates and maintains lighting in a number of cities in France and abroad, and provides artistic lighting services at important architectural works and sites.

Services to Individuals

Together with Veolia Eau, Dalkia provides residential services to private individuals and cooperative housing customers through Proxiserve, a joint subsidiary (energy/water services), including the maintenance of heating systems, plumbing and renewable energy services and meter-reading services. The activities of the Energy Services Division may be influenced by the following key factors, which are primarily of a technical, contractual or economic origin:

•

contract management, enabling the identification of risks borne by the Company and those borne by our customers. Contract management takes account of necessary regulatory developments, which are monitored by the Division, and the implementation of a research and development program, enabling further improvements to our performance and competitive advantage (see Risk Factors above);

•

procurement management: primarily purchases of raw materials, to optimize costs and secure fuel supplies for the installations we manage (see Risk Factors above).

•

environmental protection: optimization of energy efficiency, control of atmospheric emissions and a renewable energies-based offering (see Risk Factors, above, and Environmental Regulations, Policies and Compliance below)

Back to Contents

Description of Activities in 2009

In 2009, the Energy Services Division reported a slight fall in revenue. This decrease was mainly due to a fall in energy prices.

2009 was marked by the ongoing refocusing of division activities on its core business, which is the production and distribution of energy and the management of energy services. This led to the divestiture of the facilities management business in the United Kingdom (see “Main acquisitions and divestitures in 2009” below).

In France, despite the commercial slowdown, Dalkia France renewed close to 86% of contracts that expired during the year.

The large number of new contracts and the development of contracts in portfolio, at a rate over twice that of erosion, enabled the Division to grow its business portfolio. Overall, contracts not renewed in 2009 represent less than 1% of Dalkia revenue in France.

Major contracts lost in 2009 include the contract with Alstom Power Turbomachines DTV in Belfort. In addition, following the closure of its Etang de Berre site, Cabot France terminated early its thermoelectric power plant management contract, representing cumulative lost revenue for Dalkia over the contract term estimated at approximately €80 million.

2009 was also marked by the commissioning of the largest biomass power plant connected to a heating network in Cergy Pontoise (Val d’Oise) and the significant development of the heat distribution network business (creation, extension and renewal activities). Furthermore, the first generation of cogeneration installations that are about to reach the end of their life and numerous contract renewals were recorded after complete overhaul of the equipment.

Finally, Dalkia signed its first energy performance contract, following the implementation of the “Grenelle 1” recommendations.

In Central Europe, commercial activities performed well. New contracts signed during the year (representing approximately €51 million of estimated cumulative revenue) enabled Dalkia to maintain activity at 2008 levels and offset the negative impacts of the economic crisis and exchange rates. Some 80% of contracts expiring during the year were renewed.

Major contracts were also signed during the year in Mexico in the health sector, and in Italy and Portugal under public private partnerships. Conversely, the installation business suffered the full effects of the economic crisis in Spain, Portugal, Italy and Israel, reporting a significant slowdown.

The main developments in North America concerned the acquisition of the Portland cooling network and the acquisition of NFL (National Football League) assets.

Back to Contents

Principal Contracts in 2009

The following table shows the principal contracts signed or renewed in 2009 with either public authorities or industrial or commercial companies.1

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Marne La Vallée/ Val Maubuée (77)	May	Renewal	24 years	82 million	Heating network using geothermal energy
City of Plaisir (78)	February	Extension	15 years	69 million	Heating network
City of Roubaix (59)	July	Renewal	24 years	196 million	Heating network
City of Belfort (90)	May	Renewal	12 years	22 million	Glacis du Château district heating network in Belfort
City of Ales (30)	October	New	20 years	44 million	Heating network
City of Lyon (69)	June	Renewal	12 years	30 million	La Duchère heating network
City of Poitiers (86)	July	Renewal	15 years	72 million	Couronneries, Touffenet and St Éloi district heating networks. Construction of a biomass-powered heating plant
City of Limoges (87)	February	Extension	10 years	154 million	Construction of a biomass-powered heating plant
SFR	July	Renewal	3 years	105 million	“Network life” maintenance contract – geographical extension
Europe (excl. France)
TERSA Tractament i Seleccio de Residus SA (Spain)	December	New	30 years	492 million	Heating and cooling network for the Marina district, Barcelona – Multi-energy (gas, biomass, photovoltaic)
City of Madrid (Spain)	December	New	4 years	22 million	Public lighting maintenance
City of Hamburg (Germany)	September	New	10 years	83 million	Production and distribution of heat generated using renewable energies for the HafenCity district
Santa Maria della misericordia University Hospital, Udine (Italy)	October	New	30 years	394 million	Heating network and facilities management and thermal and multi-technical services – hospital PPP
Latin America
Secretario de Salud del Estado de Mexico Zumpango (Mexico)	July	New	23 years	68 million	Facilities management – hospital PPP
North America
Venetian Group (USA)	February	Renewal	10 years	30 million	O&M of the Venetian Casino in Las Vegas

1

Revenues expected under the contracts won in 2009 have been converted into euros at the closing exchange rate as of December 31, 2009 and represent the portion due to Dalkia, including Veolia Energy North America Holding, under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Back to Contents

Acquisitions and Divestitures in 2009

In 2009, Dalkia continued its expansion in France and abroad, through acquisitions and major projects and, in particular, the acquisition of the entire share capital of Digismart in Estonia in the first quarter.

In addition, activity in the United Kingdom was refocused on energy businesses, with the divestiture of the Facilities Management businesses of DETS and Pakersell. This transaction was completed in August 2009.

In total, over the course of 2009, the Energy Services Division consolidated or purchased forty-seven companies, and sold, liquidated or merged twenty-nine companies. As a result, it held 547 consolidated companies, including 328 foreign companies, as of December 31, 2009, compared to a total of 528 consolidated companies as of December 31, 2008.

Transportation

Through our Transportation Division, Veolia Transport, we are a leading private operator of public transportation in Europe.1 Veolia Transport operates passenger transportation services on behalf of national, regional and local authorities.

We have been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won our first tramway concessions at the end of the 19th century.

Veolia Transport estimates that the worldwide transportation market currently represents revenue of €340 billion, of which only 31%, or approximately €105 billion, is currently open to competition. Europe and North America are expected to account for nearly two-thirds of the growth potential over the next five years, with market expansion that could be significant between 2010 and 2015. Asia, particularly China, accounts for a substantial portion of new emerging markets and the current opening of markets is evidenced by a recent wave of calls for tender.

Moreover, the global trend towards greater urbanization automatically increases the need for mass transportation services, thus strengthening the market potential in areas that we seek to service. Veolia Transport, alongside the other Divisions of the Group, represents a major and steady contributor to our integrated environmental services offering.

As of December 31, 2009, Veolia Transport had 77,591 employees around the world and a presence in more than twenty-seven countries. It conducts business mainly in Europe, North America and Asia. While continuing to strengthen its position in France and the French overseas departments and territories, Veolia Transport also has a strong presence outside of France, where it earns approximately 60% of its revenue. In 2009, Veolia Transport continued its growth in North America, Asia and Europe.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Transportation Division, after elimination of inter-company transactions.

Transportation*

(in millions of euro)	2009	2008	Change 2009/2008

Revenue	5,860.7	5,788.1	+1.3%
Operating income**	152.9	170.5	-10.3%

*

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the results of operations of the Freight business entities in the Transportation Division, divested in December 2009, and UK Transportation activities in the process of divestiture in December 2009, are grouped together in a separate line, Net income from discontinued operations, in the 2009 financial statements.

**

The 2008 figure includes badwill resulting from our purchase of minority interests in SNCM. See “Item 5 Operating and Financial Review and Prospects”, below.

1

Sources: annual reports of main competitors and internal studies.

Back to Contents

Overview of Transportation

Veolia Transport mainly operates passenger transportation networks and regular services in accordance with public service specifications (covering schedules, routes and fare structures) set by the competent public authorities, who generally retain ownership of the infrastructure. Contracts are awarded following public tenders.

Veolia Transport primarily conducts its business through the outsourced management of transportation activities, under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. The relationship between the public authority and the transportation company is governed by fixed-term contracts that determine the risks to be borne by each party and the remuneration of the transportation company. Given that the fares charged by Veolia Transport to passengers on its transportation networks are generally insufficient to cover costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transport is paid a flat fee for its transportation services and consequently does not bear the risks associated with lower receipts or decreased passenger use (such contracts are referred to as “Public Market” contracts in France).

Management contracts generally have a term of two to twelve years, with the exception of “operating concessions,” which have an average term of 30 years.

Veolia Transport’s activities fall into four main categories:

•

urban mass transportation (suburban and urban transport, and other specific transportation services);

•

intercity and regional transportation;

•

infrastructure management and airport services;

•

transportation management (passenger information services, clearing-houses, call centers).

The activities of the Transportation Division are influenced by key factors of a technical, contractual and economic nature, including primarily:

•

managing contractual risks: we exercise our activity under long-term contracts, which may hinder our ability to react rapidly and appropriately to new, financially unfavorable situations (see Risk Factors above);

•

managing the various aspects of sustainable-development policy, which are increasingly included in transportation authority requirements (see Risk Factors and Environmental Regulations Policies and Compliance above);

•

the ability to control contractual changes (see Risk Factors above);

•

the ability to carry out our activities in densely-populated, vast and increasingly complex areas, which entails increasing operating complexity and a greater need for inter-modality.

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

In many urban areas, Veolia Transport provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority. Veolia Transport also offers services in urban areas where the networks are managed by several different operators at once, such as Stockholm, Sydney, Düsseldorf and the suburbs of Paris.

In various urban areas, Veolia Transport also operates ferry services in tandem with its bus services. This is notably the case of services provided in Toulon harbor and services to the Morbihan islands in France, as well as services provided in the Netherlands and in Sweden.

Back to Contents

Urban and Suburban Transportation

In France, Veolia Transport operates the tramway, bus and light rail networks in Rouen, Saint-Etienne, Nancy and Nice. In addition, during 2009, Veolia Transport was awarded the contract for the operation of the existing network in Valenciennes, composed of a tramway line and the planned construction of a trolleybus public transport line. The contract for the operation of the suburban network in the Aix area was also renewed. Veolia Transport also manages bus networks in some forty French cities.

Veolia Transport has a strong presence in the Greater Paris region, where it operates numerous bus lines in the intermediate suburbs of Paris and the greater metropolitan area. It is the main private operator in the region, operating the bus networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis in addition to several highway express routes.

In Northern and Central Europe, Veolia Transport operates tramway, metro and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping (Sweden). It also operates bus routes in Scandinavia, Switzerland, Belgium, the Czech Republic and several cities in Poland. In the Netherlands, in addition to regional transport in the Hague, Veolia Transport also began operating the bus network serving this city’s suburbs in 2009. Veolia Transport also operates all integrated (inter-modal) public transport networks in Limburg province (bus, transportation-on-demand, suburban rail transportation).

In Southern Europe, via its subsidiary FCC-Connex, a joint venture with the Spanish group FCC, Veolia Transport operates the Bilbao network and manages urban transportation services in several other cities, including the Barcelona tramway. In Morocco, a delegated bus service concession arrangement covering the towns of Rabat, Sale and Temara in Morocco was signed on February 26, 2009 and came into effect in November 2009. The operation of this fifteen-year contract was entrusted to STAREO, a subsidiary of Veolia Transport.

In the United States, Veolia Transport provides bus transportation services principally in California, Arizona, Colorado, Texas and Maryland and in the cities of Las Vegas, New Orleans and Seattle, as well as in the Washington DC region. Veolia Transport also manages suburban train services in Boston, San Diego and Miami. In Austin, Texas, it also operates rail freight services.

In Australia, Veolia Transport operates the Sydney monorail and light rail network and bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transport operates regional train services around Auckland. In Asia, Veolia Transport operates the bus networks of five cities in the Jiangsu and Anhui Chinese provinces, as well as the Hong Kong tramway. In Korea, Veolia Transport began operating the Seoul metro line 9 in July 2009. In the rest of the world, Veolia Transport operates, through partnerships with other operators, a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogotá (Colombia) and a network of bus lines in Santiago, Chile. In Israel, in addition to the three urban bus networks and inter-city bus lines already managed, Veolia Transport won the contract for the Lod urban network in March 2009. This contract began operations on January 1, 2010.

Other Transport Services (transportation-on-demand, para-transit, taxis, etc.)

Veolia Transport offers innovative transportation services in certain cities that supplement traditional transportation networks. For example, Veolia Transport offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in France in Dieppe, Vierzon, Bourges, the Greater Paris region, as well as in Fairfax, Viginia (United States).

Several contract wins in 2009 further strengthened transportation-on-demand services in the United States. These include the following: all transportation-on-demand airport services in Raleigh-Durham, North Carolina (starting March 1, 2009), student transportation to the Stanford University campus (starting September 1, 2009) and transportation of Continental Airlines employees to Newark airport (starting October 1, 2009).

Veolia Transport manages taxi services in the United States, notably in Baltimore Maryland, Denver Colorado, Kansas City Missouri, and Pittsburg Pennsylvania (USA) as well as in the Netherlands, France and Sweden. It provides transport for persons with reduced mobility in Bordeaux and other regions of France and in the United States (para-transit) particularly in California, Arizona, Nevada, Texas, Maryland, South Carolina, New Orleans and the Washington DC area.

In addition, since 2009, via its specialist subsidiary, Veloway, Veolia Transport has operated self-service bike rental systems in the city of Vannes and Greater Nice.

Back to Contents

Intercity and Regional Transportation

Veolia Transport provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transport is responsible for designing, planning, operating and maintaining the network and stations. It is also charged with providing security personnel, ticketing personnel and providing customer service.

In France, Veolia Transport has a strong presence in the intercity and school transportation markets. Veolia Transport is present in all regions of France and saw the renewal of intercity and school transportation contracts in the Gard, Moselle, Var, Sarthe, Orne and Cher regions. Veolia Transport also operates a number of regional rail networks, covering approximately 300 kilometers, through contracts with regional public authorities (notably in the Provence-Alpes-Côte-d’Azur region) and through sub-contracts with the French national railroad company, SNCF (notably in Brittany).

Through its subsidiary, Eurolines, Veolia Transport provides transport by motor coach on regular international routes serving over 1,500 cities throughout Europe. Since the opening of the Swedish market to competition in 2009, Veolia Transport operates a rail network between Stockholm and Malmö. Veolia Transport has a strong presence in Germany, with over 2,500 kilometers of regional railway lines. Veolia Transport continues to develop ferry transportation services in areas such as Finnmark and Norrland (Norway), Zeeland province (Netherlands) and Gothenburg (Sweden), as well as through its 66% shareholding in the Société Nationale Maritime Corse Méditerranée (SNCM), which manages passenger and freight maritime transportation services between Marseille, Nice, Corsica and North Africa.

In the rail transportation sector in the United States, Veolia Transport operates suburban networks in Boston and Los Angeles, the Sprinter network in South Los Angeles and the Miami suburban network (Tri-Rail).

Hub management and airport services

Management of airport infrastructure

After entering the airport management market in 2007 with the management contract for the Nimes-Garons Airport, Veolia Transport currently operates, maintains, and manages the two largest regional airports in France: Beauvais and Lille-Lesquin. These operations are carried out in partnership with the Oise Chamber of Commerce and Industry (for Nimes-Garons), and the Greater Lille Chamber of Commerce and Industry and SANEF (for Lille-Lesquin).

In December 2008, the Greater Lille Chamber of Commerce and Industry was chosen to continue managing and operating the regional airport hub with Veolia Environnement and SANEF though a company that is 34% owned by Veolia Environnement.

In both Beauvais and Lille, the competencies of all of our Divisions are brought to bear in the context of ambitious environmental programs: recycling, waste-to-energy conversion for non-recyclables, air-quality preservation, optimized water and energy consumption, planned solar-panel farms in Lille, and diversified transport options (shuttle-buses, transport-on-demand, etc).

Airport Groundhandling Services

This business covers a wide range of services for airlines in the airport zone, such as the transportation of freight, baggage handling, maintenance of and fuel distribution to vehicles, assistance to aircraft on stop-over, and all “runway” and “traffic” activities relating to aircraft departures and arrivals. These services are currently primarily offered at the Roissy-Charles-de-Gaulle hub through our subsidiary, VE Airport. Veolia Transport also manages airline passenger transportation services inside airports.

Back to Contents

Transportation Management

Growth in Veolia Transport’s businesses also depends on increased use of public transportation networks, which is in turn closely linked to the quality of service provided by these networks.

Veolia Transport focuses its efforts on matching service offerings with demand, and developing passenger information services. For this purpose, Veolia Transport developed “Optio”, a comprehensive passenger information system (call center, Internet, text messages and WAP) covering all transportation networks in a region (regardless of the operator). This system currently operates in the French departments of Oise and Isère. In addition, Veolia Transport has recently created several internet sites in France and Australia that allow users to prepare their itineraries using local transportation systems.

Description of Activities in 2009

In 2009, the Transportation Division reported modest revenue growth compared to 2008.

In the urban transportation sector, Veolia Transport strengthened its presence during 2009, by winning the contract for the operation of the existing Valenciennes network composed of one tramway line and the planned construction of a future second trolleybus public transport line. Veolia Transport also won contracts for the operation of the Montceau-Le-Creusot and Louviers-Val de Reuil networks. Veolia Transport was also awarded a public service delegation contract for the construction and operation of the infrastructure and shuttle service for Mont Saint Michel, as well as the Mobility Center set-up by the Alsace Regional Council. In the intercity and school transportation sector Veolia Transport renewed its contracts in the Gard, Moselle, Var, Sarthe, Orne and Cher regions. Finally, in January 2009 Veloway, a subsidiary of Veolia Transport, was awarded a contract by the City of Nice to set-up and manage a self-service bike rental system. This contract is composed of several firm and optional tranches and concerns the set-up of 120 bike stations and the supply of nearly 1,200 bikes.

Veolia Transport strengthened its presence in the United States by winning and renewing several contracts, including an operating contract for all urban transportation systems in New Orleans. In the Netherlands, Veolia Transport has operated the bus network for suburbs of the Hague since 2009, using environmentally-friendly vehicles (CNG buses). Veolia Transport continues its expansion in Asia including the operation of the Seoul metro line 9 in Korea begun in July 2009.

Veolia Transport renewed 74% of all major contracts, which expired during the year, representing combined estimated annual revenue of €260 million. However, Veolia Transport lost the operating contracts for the Melbourne train service, the Stockholm metro and the Bordeaux urban network. These contracts represented combined estimated annual revenue of €791 million.

Back to Contents

Principal Contracts in 2009

The following table shows the major contracts signed in 2009 with either public authorities or industrial or service sector companies.1

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Gard Department	July	Renewal	10 years	160 million	Management and operation of all regular lines and school routes in the Gard Department
Moselle Department	August	Renewal	10 years	177 million	Regular coach passenger transport routes in the Moselle Department
Mont Saint Michel	October	New	13 years	91 million	Construction and operation of infrastructure and welcome facilities and passenger transport by shuttle bus between Mont Saint Michel and the bus station
Valenciennes	November	New	8 years	404.8 million	Operation of the Valenciennes urban network (tramway and construction of a future trolleybus line)
Europe (excl. France)
Landskrona / Relleborg (Sweden)	June	New	8 years (plus 2 years at the customer’s option)	94.1 million	Operation of the City of Landskrona urban transportation network
Boräs (Sweden)	October	New	8 years (plus 2 years at the customer’s option)	67.7 million	Operation of the Sjuhärad region urban transportation network
Troms Ferries (Norway)	March	New	10 years	115 million	Maritime transportation of passengers by ferry
Regiotaxi West-Brabant (Netherlands)	July	Renewal	4 years (plus 2 years at the customer’s option)	72 million	Operation of the urban transportation network of Brabant province and neighboring communes
North America
Tempe, Arizona	April	Renewal	4 years and 2 months (plus 4 years at the customer’s option)	94.7 million	Operation of regular bus passenger transportation routes and maintenance services
New Orleans, Louisiana	July	New	5 years (plus 5 years at the customer’s option)	202.4 million	Management, operation and maintenance of all urban passenger transportation systems of the city of New Orleans (turnkey contract)
North Africa
Rabat (Morocco)	February	New	15 years (plus 7 years at the customer’s option)	1,095.7 million	Operation of suburban bus routes around the city of Rabat

1

Revenues expected under the contracts won in 2009 have been converted into euros at the closing exchange rate as of December 31, 2009 and represent the portion due to Veolia Transport under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Back to Contents

Acquisitions and Divestitures in 2009

In France, Veolia Transport sold all its shares in its specialist freight rail-transport subsidiary, Veolia Cargo (including this company’s foreign subsidiaries), to TFH (Geodis Group) on November 30, 2009. At the same time, Veolia Cargo sold its French subsidiaries to Eurotunnel Group. Veolia Transport received total consideration for these transactions of €103 million. In addition, SNCM, a subsidiary of Veolia Transport, sold its 45% stake in CMN on December 1, 2009 for total consideration of €45 million.

Veolia Transport strengthened its activities in Asia, primarily through its joint venture with RATP Développement, which is active in China, Korea and India. In April 2009, Veolia Transport acquired a 50% stake in Hong Kong Tramways and commenced operating the sole Hong Kong tramway. In the United Kingdom, Veolia Transport rationalized its structure by grouping together in two single entities all transportation activities, in England, as Veolia Transport England plc and, in Wales, as Veolia Transport Cymru plc.

Finally, Veolia Environnement entered into discussions with Caisse des Dépôts et Consignations regarding the combination of Veolia Transport and Transdev, to create a global leader in collective passenger transportation and sustainable mobility.

As of December 31, 2009, Veolia Transport was composed of 521 consolidated companies, compared to 549 as of December 31, 2008. During the year, twenty-nine companies were consolidated for the first time, twenty-nine companies were merged and twenty-eight companies were liquidated or sold.

Development of Synergies: Multiservice Contracts
to Benefit Industrial and Commercial Services Clients

Outsourcing and Multiservices Market

Over several years we have forged a position in the industrial services market and, more recently, in the public and private service sector market, which reflects the synergies between our four Divisions. These enable us to provide management services covering a wide range of services. Growth in this market is primarily driven by the expansion of outsourcing, as industrial companies seek to confer the management of certain activities ancillary to their core businesses to third party service providers.

This outsourcing trend applies to several of our businesses, including energy services, management of the water cycle, waste processing and recovery and on-site logistics management. We offer a “multi-service” alternative to our customers, which involves the provision of services by several of our Divisions under a single contract. This option enables us to better satisfy the expectations of customers who wish to outsource a range of services to a single service provider.

From an operational standpoint, the customer relationship changes: the service provider becomes the customer’s sole contact and a dialogue develops to seek solutions which satisfy the interests of both parties. This approach also allows for greater technical synergies, economies of scale and mutual commercial benefits.

Our multi-service contract signed in 2003 with PSA Peugeot Citroën, is a good example of these synergies. The subsidiary that was created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in Eastern France, which involves more than twenty different activities. By entrusting us with such a broad range of activities, PSA Peugeot Citroën is able to ensure that its sites comply with environmental regulations while achieving significant cost savings. These savings are mainly the result of an overhaul of the previous organization and work plan, the implementation of skills training programs, the taking over of activities that were previously subcontracted, and the implementation of a new energy policy. In 2005, the economic and operational success of this partnership led the PSA group to seek the same scope of services from us at its facility in Trnava (Slovakia).

Our Organizational Structure for the Provision of Multiservices

In order to develop this multi-service activity, we set up a specific structure to coordinate these activities without replacing the Divisions, each of which remains responsible for the ultimate performance of services falling within its area of expertise.

The project structure Veolia Environnement Industries (“VEI”) manages our bids for multiservice contracts, and a project manager from VEI is appointed for each multi-service contract. Commercial projects and bids are prepared with the collaboration of our Divisions, and are then reviewed by a commitments committee before being presented to customers. The contract is then performed by a special purpose entity managed in part by the Divisions involved in the project, especially when our personnel is outsourced to the customer.

Back to Contents

Multiservices Business Activity

Our activities in the multi-service market primarily consist of approximately fifteen major contracts, which together generate average annual revenue of more than €420 million and are estimated to generate cumulative revenue over their term of around €2.7 billion. The average contract term is ten years.

Multi-service activities have a strong international dimension, particularly when industrial customers invest abroad involving the construction of new factories (so called “Greenfield” sites). This is notably the case for Arcelor in Brazil, PSA Peugeot Citroën in Trnava (Slovakia) and La Seda de Barcelona in Sines (Portugal).

Through our subsidiary VEI, we signed a cooperation agreement with DCNS Group in March 2009 forming a joint venture, Défense Environnement Services (DES), in which we hold a 51% stake. DES will manage outsourcing contracts for the provision of support services to Defense sites, set-up by the French State as part of the General Public Policy Review. The first project in this sector is at the Creil defense base and DES made the final three-candidate short-list for the competitive tender organized by the Defense Ministry. DES also signed a multi-service contract with DCNS in 2009 covering support services for its sites. This contract kicked-off in April of 2009 on a limited basis in Brest and then in June 2009 in Lorient and Indret. This activity has generated revenue of approximately €2 million, representing annualized revenue of approximately €3.5 million. In the long-run, activity at the DCNS sites is estimated to generate annual revenue of €15 million.

In 2009, PSA Peugeot Citroën entrusted the construction of a parking garage and its fitting-out with solar panels at the Sochaux site to the Eolfi Sense partnership. This contract is the first to be won following a team effort involving Veolia’s dedicated subsidiary Eolfi, and the Sense Studies and Development team.The car parking garage, containing 801 spaces, will be delivered in September 2010 for use by PSA Peugeot Citroën employees at the Sochaux site. 4,800 solar panels will be installed on the canopy roofs, providing approximately 1.2 million kilowatts per annum into the French electricity network, equivalent to the annual consumption of 377 households or 1,550 individuals. This parking garage is a major industrial project and forms part of the sustainable development strategy of the customer. It represents an integrated approach, from the design of installations to their operation over the next twenty years, including construction of the infrastructure. The construction work represents a cost of €5 million and is expected to be completed in mid-2010. The installation will generate annual revenue under the established scheme of approximately €150,000.

We also kicked off a partnership with Syngenta, the world leader in agrochemicals, entrusting us with the multi-service operation of several Syngenta sites in Europe. We kicked-off this partnership in France with two product formulation and distribution sites in Saint-Pierre in Haute-Normandy (Eure) and Aigues-vives in Languedoc-Roussillon (Gard), with operations commencing in July 2008 and January 2009, respectively. Our services cover a very broad scope, including utilities supervision and maintenance (energy and water), maintenance of buildings and outside areas, storehouse logistics, comprehensive waste management, cleaning and various services for building occupants (safety, management of work uniforms, archiving, etc.). Improving the environmental performance of the sites is an integral part of the services provided. The operation of these two sites over the planned five-year period represents estimated cumulative revenue in excess of €15 million.

A multi-service contract with Novartis was renewed for seven years in December 2007. It relates to the pharmaceutical group’s site in Basel (Switzerland), where we renovated and took over in 2008 the operation of what is today the largest waste incinerator in Switzerland. In addition, a twenty-year contract was signed in December 2008 with the industrial departments of the City of Basle (IWB) for the recovery of “inevitable” energy produced by the incinerator to feed a heating network for a neighboring shopping mall.

In April 2008, we signed a contract with Artenius, a subsidiary of La Seda de Barcelona chemical group, for its new site in Sines, South of Lisbon, in Portugal. There, we will construct and operate a production plant encompassing all utilities, including steam, electricity, demineralized water, industrial gas and effluent treatment. Utilities production (including a 40 megawatt co-generation electricity plant) is scheduled to commence in the second quarter of 2011. The operation of this plant will involve optimization of the environmental impact, in particular through the use of an anaerobic effluent treatment process used to reduce the volume of waste and recover biogas. The biogas will be used instead of natural gas to produce steam. This contract is set to last 15 years and to generate cumulative revenue estimated at €730 million.

Following the signature of a fifteen-year multi-service contract with ArcelorMittal in 2002 in Vega do Sul (Brazil), we were involved through Clé Brésil (our special purpose entity formed for the project) in the expansion of the ArcelorMittal plant. An initial construction contract representing annual revenue of US$8 million was awarded to us for the design and construction of utilities production technical units. The work was accepted in November 2009.

Back to Contents

Multiservices Contracts Signed in 2009

We entered into the following multiservices contracts in 2009 with industrial clients.1

Company	Location	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
DCNS	Lorient, Indret and Brest	April to June	New	10 years	35 million	Multi-services – military base support services
PSA	Sochaux	May	New	20 years	8 million	Construction and maintenance of roof solar panels
Syngenta	France (and then Europe)	October	New	5 years	15 million	Supply of utilities and maintenance of related equipment. Maintenance of buildings and outside areas, storehouse logistics and waste management Tenant services.

Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges due to changes in regulation, as well as the presence of experienced competitors.

Competition in each of the markets in which we participate is based primarily on the quality of the products and services provided, and the suppliers’ reliability, customer service, financial position, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for public authorities or non-outsourced departments of industrial or service sector companies. In each of our markets, our competitive advantages include our technological and technical expertise, our financial position, our geographical reach, our experience in providing all environmental management services, our management of outsourced employees, and our ability to comply with regulatory requirements.

In the environmental services to industry sector, Suez Environnement provides a range of services including in particular energy, water and waste management. In the energy sector, the GDF-Suez merger does not significantly change our competitive position, despite the merger of Cofatech (GDF) and Elyo (Suez) to form Cofely. Certain players, who originally operated in neighboring industrial sectors, are seeking to extend the scope of their business. This is the case for the subsidiaries of certain energy providers, notably in the heating network sector (Vattenfall, RWE). Companies specialized in electronic installation, such as Cegelec, have also expanded their environmental services offering. Finally, among new competitors, GE announced its intention to expand its business into the water sector. However, the vast majority of competitors do not offer the same range of technical expertise in environmental services that we do. Therefore, in certain cases, our competitors are required to set up ad hoc alliances of companies to cover the service scope required by customers.

1

Revenues expected under the contracts won in 2009 have been converted into euros at the closing exchange rate as of December 31, 2009 Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Back to Contents

We expect that our competitors in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management service providers. This change has been prompted by the desire of potential customers to outsource larger portions of their business. Thus we have observed the development of companies with worldwide capabilities focusing on multi-site and international tenders, such as Johnson Controls or Jones Lang Lasalle in facilities management. Industrial service providers are also moving towards greater consolidation by creating multi-service subsidiaries. This is the case of Voith in Germany.

A new form of competition has developed over the last few years due to the growing role of financial groups such as infrastructure funds (Macquarie Bank, etc.) or private equity funds. Although they are not global or strategic competitors, these players are often present in privatization tenders and asset sales and can occasionally compete with the Group for growth opportunities. The development of PPP has also resulted in the emergence of new players from the construction sector that are able to manage the major construction and financing challenges required by these operations. Service providers like us may join forces with these companies as part of alliances formed to respond to tender offers. Such companies mainly include Bouygues, Vinci and Eiffage.

Finally, it is important to note that our main competitor is often the customer itself. Customers systematically compare the benefits and advantages of outsourcing with maintaining the status quo.

With regard to the provision of environmental services to public authorities, there has been a tendency in France in recent years towards a return to local government control, which has reduced the number of delegated management contracts available on the market. In Germany, public entities (Stadtwerke) play a leading role in the environmental services market (in the areas of water, waste management and energy services). In a number of countries in Eastern Europe, markets are slowly opening to competition, albeit partially. This trend nonetheless remains limited. Finally, new players from the public works and building sectors could look to offer services in the service market involving major and/or complex new investment, which subsequently require the provision of services (e.g. construction of a hospital which then requires operation and maintenance of common and technical services). These new players may provide services as part of BOT or concession contracts or, in France, as part of “partnership contracts” as authorized by the new June 2004 regulation. The emergence of such new players is a natural outgrowth of the development of a global service market integrating the construction and financing of the infrastructures necessary to the performance of services, which then revert to the customer at the end of a contract.

Water Division

Veolia Eau confirmed its role as leader in the water and wastewater treatment sectors,1 where its main competitor across all markets is Suez Environnement.

In national and regional markets, Veolia Eau has a number of local competitors, including both public and mixed private-public operators.

Its main competitors in France are Lyonnaise des Eaux (Suez Environnement), Saur (Séché Environnement) and local public authorities. The year 2009 was also marked by Gelsenwasser increasing its investment in Nantaise des Eaux Services to 100% and by the arrival of new competitors from the environmental services sector (Derichebourg, Pizzorno).

In Spain, our main competitors are Suez Environnement (via Aguas de Barcelona; which Suez Environnement acquired control of in October 2009 after several years as a long-term shareholder) and construction and public works companies such as Aqualia-FCC, ACS, Sacyr and Acciona, which are also intending to grow internationally.

In the rest of Europe, aside from Suez Environnement, our main competitors include Acea in Italy, companies such as Gelsenwasser in Germany and Remondis, which broke into the market in Russia.

In the United States, American Water (which is relaunching after completing its demerger from RWE), United Water (Suez) and Aqua America are the main purely American players.

In the North African and Middle East markets, as well as Latin America, Veolia Eau is in competition with Spanish companies (Acciona, Aqualia-FCC, ACS) and is facing the increasing importance of Japanese trading companies (Mitsui, Marubeni, Mitsubishi, Sumitomo, etc.), which are seeking to establish a position in stable, long-term activities.

1

Sources: Global Water Intelligence (GWI) of November 2009 and Pinsent Masons Water Yearbook 2009/2010.

Back to Contents

China is also a strategic development region for Suez Environnement and Asian companies. There is also increased competition from local companies, such as the new entrant Beijing Enterprises, as well as Japanese, Malaysian and the Singaporean companies, AsiaEnv and Hyflux, which are also present in the Middle East and North Africa region. This market is also of interest to technology providers such as General Electric and Siemens, which are also betting on India with a specific focus on the desalination and wastewater recycling sectors. But other companies, such as Doosan (South Korea), Keppel (Singapore), VA Tech Wabag (India) and IDE Technologies (Israel), have emphasized their ambitions for international expansion and extending their areas of expertise, in a manner similar to VWS&T and Degrémont.

Environmental Services Division

Our main competitors in this sector are either regional players, or only compete for part of the services offered by Veolia Propreté. In Europe (including Central and Eastern Europe), where Veolia Propreté conducts the majority of its business, its principal competitors are Suez Environnement (acting through its subsidiary SITA), Remondis and Biffa. North America represents a promising growth market for Veolia Propreté. The North American market is highly concentrated, with only two major competitors, Waste Management Inc. and Republic Services Inc. (the new entity formed by the merger of Allied Waste Industries and Republic Services at the end of 2008). Finally, in the Asia-Pacific region, our main competitors are Suez Environnement and various local companies.

Energy Services Division

The energy services market combines a diversified range of services and has many different types of market player. Through our Energy Services Division, we therefore face strong competition composed of sector-specific players. Only the group formed by the GDF-Suez merger, primarily with Cofely, has the ability to offer a diversified and comprehensive range of services with a strong international presence that is comparable to Dalkia’s presence and services. Cofely represents a major competitor, mastering a range of expertise similar to that of Dalkia. Competition was intense in 2009, particularly in France, with a clear policy to win market share.

Among sector-specific players, Dalkia faces the active presence of large local competitors such as ENEL, Vattenfall, Fortum, ATEL and EON. In the service sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, food services, etc.) seeking to expand their offering to include multi-technical services, and from companies focusing on technical maintenance and electrical installations. In addition, we face historical but growing competition from municipally- or publicly-run companies, principally in Central Europe, Germany, Austria and Italy.

Transportation Division

In the transportation sector, our principal competitors are large private operators, primarily French, American and British but also Asian, and public companies (national or local) operating public monopolies.

The main private competitors on the global stage are the British groups Firstgroup, Arriva, National Express and Stagecoach, the French groups Keolis and Transdev (see Item 8 “Financial Information Consolidated Statements and Other Financial Information – Significant Changes”, below) and the Hong Kong company, MTR Corporation.

With regard to French private groups, Keolis’ main industrial shareholder is SNCF. The Caisse des Dépôts et Consignations, the majority shareholder in Transdev, is in negotiations with Veolia Environnement regarding the combination of their two Transportation subsidiaries. These decisions are taken in the context of a planned stock market listing of the Group’s Transport business.

With the current trend towards consolidation in the mass transportation market, SNCF, Keolis and Effia announced a merger project and already work together in a number of areas. In addition, SNCF Proximités, a specialist in local and regional mobility, is positioning itself in several business segments to export its know-how.

Among Veolia Transport’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and RATP and SNCF in France.

In Asia, two players with growing international ambitions represent new competitors in the European and Asian markets. Of particular note is the Hong Kong suburban metro and train operator, MTR Corporation. This group, which merged with Kowloon-Canton Railway in 2007, has won a number of contracts including the concession for the Dexing metro line in Beijing and the operation of the Stockholm metro and the Melbourne suburban rail network. In addition, MTR is present in numerous rail bidding processes in China and Europe. The second largest Asian competitor is ComfortDelgro, which operates the transportation network in Singapore.

Back to Contents

In the United States, Amtrak’s persistent budget difficulties have opened the rail market to delegated private management. The competitive environment in the United States has changed with the arrival of new competitors such as Keolis, RATP Développement and Go-Ahead.

In conclusion, Veolia Transport is operating in an environment marked by two trends: increasingly intense competition between the major international groups and industry consolidation, leading to the formation of a few extremely large local passenger transportation groups.

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

These so-called “general economic interest” services or public services are considered in numerous countries to be the responsibility of the competent public authority. This authority is therefore responsible not only for implementing regulations and exercising oversight, but also plays an active role in the management of the services, through one of the following approaches:

•

the public authority can decide to directly operate public services (“direct” or “internal” management) with its own resources or resources transferred to a 100% subsidiary over which it exercises control similar to that exercised over its own departments or agencies;

•

the public authority can decide to provide the service itself, but use private operators as subcontractors to manage the service on its behalf, or to provide limited services;

•

the public authority may prefer to transfer responsibility for providing the public services to a company, to which it delegates or transfers, under the terms of a contract comprising technical performance commitments, the right and the obligation to operate the service, providing staff, equipment and financing necessary and, where appropriate, financing and building the infrastructure. Third parties selected by the public authority may be either private operators, mixed-ownership public-private joint ventures or other public entities.

The different ways in which public authorities choose to manage the provision of public services lead to different contractual mechanisms between the public authority and the Company, to which we easily adapt. The contracts we use generally fall into one of three categories, depending on (i) whether we are entrusted with full responsibility for providing the public service and (ii) whether we have a financial and commercial relationship with end users:

•

When the public authority chooses to manage and provide public services on its own (direct management), but has only limited means, it may therefore call upon a private operator to provide certain limited services or work for which it pays a contractually-agreed price. In such circumstances the public authority may enter into a variety of contracts for the supply of construction work and services.

•

Where new infrastructure is necessary for the provision of the services, the public authority may prefer a more comprehensive build/operate contract, which may include the financing of required infrastructure. These are known as public market contracts under EU law and also referred to as Build, Operate, Transfer (BOT) contracts, or in France, these arrangements may fall into the category of “partnership contracts”, since 2004.

•

When the public authority entrusts a company with responsibility for fully providing a public service, and the company assumes all or part of the operational risks, generally, the service is then financed by the fees and charges paid by the end user. The contractor, who has financial and operating responsibility for providing the service, must do so in accordance with the terms set by the public authority which include minimum service thresholds, expected performance and prices charged to end users. These arrangements are known as “delegated management” contracts or “concession arrangements” under EU law (a type of Public Private Partnerships – PPP). Characteristically, they entail a transfer to the concession holder of the “risks and perils” or “risks and benefits” of the activity, to the extent compensation is linked to operating results.

Back to Contents

In certain countries and for certain services, public authorities may also choose to be involved as little as possible in the provision of public services to inhabitants or be satisfied with more or less restrictive regulation of the relevant activities. Such a situation requires a company to seek out customers directly among the local population and creates opportunities for us, most often through acquisition of a private operator already serving a given area.

Depending on the country in which we are operating, historic traditions will tend to lead to the predominance of one of the above-mentioned contract types over the others. In France, for example, where there is a long-standing tradition of granting concessions, and delegated public service management is often the preferred approach. Current practices in various countries are converging, however, with public authorities adopting one or another of the above-mentioned contract types depending on the situation. In most cases, all contracts have the common feature of being long-term agreements. They increasingly include the building of infrastructure (or at least an upgrade of existing infrastructure) and its maintenance and may also incorporate the financing thereof.

We also enter into outsourcing contracts for the management of complex services with our industrial and service sector customers, which are similar to the above contracts. Such contracts take a variety of forms but are always tailored to customer expectations.

Despite differences relating to the nature of customers, the services contracted, and the nature of the legal systems in which we operate, the expectations of our customers tend to convege on the same goals: a demand for transparency during the bid process and during contract performance, formation of a real partnership in search of productivity and performance gains, and a desire to achieve performance targets with variable compensation depending on achievement.

We are also very attentive to contractual provisions, in particular when we must finance the investments required under a contract. Given the complexity of management agreements and their long-term nature, we possess skills in contract analysis and control. The legal and financial departments of our Divisions are involved in the negotiation and preparation of tender bids and then contracts, and verifications are made on the implementation of our main contracts. Each year, our internal audit department includes a review of the contractual and financial stakes of our most significant contracts in its annual program.

Environmental Regulation, Policies and Compliance

Environmental Regulation

Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America. On April 21, 2004, the European Union adopted a directive on environmental responsibility that has been enacted, or is in the process of being enacted, by member states. This directive sets up a general a framework, across the European Union, of environmental liability of competent public authorities for serious environmental damage or threat of damage to water, land, protected species or natural habitats, excluding individuals and property. This potential liability encourages the implementation of preventive measures. This directive, as enacted in French law, extends the scope of strict liability for certain serious damage to the environment.

In addition, the Regulation on Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which came into effect on June 1, 2007, establishes a new European methodology for the management of chemicals that is aimed at enhancing the knowledge of substances currently circulating within the European market. This has implications for the Group as a user of such substances. It also targets the strengthening of cooperation and exchange of information with suppliers and customers. It involves improving risk management at all stages of the life cycle of chemical substances and strengthening the prevention of chemical risks concerning Group employees. The Classification, Labeling, Packaging (CLP) regulation has the same end purpose as the REACH regulation, and came into effect on January 20, 2009. This regulation makes certain amendments to existing provisions concerning the classification, labeling and packaging of dangerous substances.

At the end of 2008, European MPs adopted a “climate-energy” package, in order to ensure European Union compliance with climate objectives by 2020: 20% reduction in greenhouse gas emissions, 20% improvement in energy efficiency and 20% share of energy consumption in the European Union produced from renewable sources. This “climate-energy package” is composed of six new legislative initiatives: a directive on renewable energies, a directive on the emission trading scheme (ETS), an effort-sharing decision on greenhouse gas emissions, (outside ETS), a directive on the capture and storage of CO2 (adopted on April 23, 2009 and currently being enacted by Member States), a directive on fuel quality, and a directive on reducing CO2 emissions by cars.

Back to Contents

Finally, in order to carry out decisions regarding the Convention on Biological Diversity, in May 2006 the European Commission implemented an action plan comprising objectives aimed at halting the decline in biodiversity and measures enabling the achievement of objectives by the end of 2010. This action plan is based on an evaluation of lost biodiversity in Europe and elsewhere in the world and measures already taken by the European Union to resolve this problem. In October 2009, the Conference of the Parties (COP) revised the strategic action plan of the Convention, in order to set new objectives for the period 2010-2020; its main focus was an analysis of how ecosystems contribute to human well-being.

Water

Water and wastewater treatment activities are highly sensitive to regulation. In Europe and the United States, governments have enacted significant environmental laws at European, national and local levels in response to public concern over the environment. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

The quality of drinking water is strictly regulated at the European Union level by directive 98/83/EC of November 3, 1998, on the quality of water intended for human consumption, which has been enacted by EU member states. It was transposed into French law by various provisions in the French Public Health Code. In addition to quality control measures, this directive introduces the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by directive 91/271/EC of May 21, 1991, the objectives of which were confirmed and extended by the water framework directive 2000/60/EC of October 23, 2000. Directive 2006/118/EC of December 12, 2006 on the protection of groundwater provides for oversight of and restrictions on chemical substances in water by 2015. Directive 2008/105/EC of December 16, 2008 lays down environmental quality standards for 43 chemical substances presenting a major risk to the environment or public health in the field of water policy. In France, regulations governing water intended for human consumption were revised in 2007, resulting in new water quality limits and references. The recovery of rainwater is also governed by a strict regulatory framework, covering, in particular, the use of rainwater in buildings and which introduces specific provisions aimed at protecting the quality of groundwater from the introduction of dangerous substances. For installations serving more than 10,000 inhabitants, the person responsible for water distribution must prepare a study of the vulnerability of water facilities to malicious acts. In establishments where water is provided to the public, it is the responsibility of the person in charge of the establishment (and not the public service provider) to ensure that the water is fit for consumption.

The treatment of wastewater is also directly impacted by directive 2008/56/EC of June 17, 2008, known as the “Marine Strategy Framework Directive”, which seeks to protect and conserve the marine environment and thereby conserve the ecosystem and to establish protected marine areas in order to contribute to achieving healthy ecological conditions in the European Union marine environment by 2020 and by European directive 2006/7/EC of February 15, 2006 concerning “bathing water”, which imposes new restrictions on the oversight and management of bathing water and information provided to the general public.

Public authorities also impose strict regulations concerning industrial wastewater likely to penetrate collection systems, as well as wastewater and sludge originating in urban used water treatment installations. In this respect, the waste framework directive of November 19, 2008 classifies land treatment using sludge produced by wastewater treatment plants as a recovery operation.

Back to Contents

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or ground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. The law of December 30, 2006 on water and aquatic environments addresses EU requirements for high quality water and significantly modifies French legislation on water, also addressing EU water quality objectives for 2015. In addition to measures to preserve the quality and quantity of resources, the Planning Law no. 2009-967 of August 3, 2009 to implement the Grenelle de l’environnement1 decisions (known as the “Grenelle 1 Law”) provides for the implementation of a blueprint to preserve the ecological continuity of surface water masses. This blueprint must be taken into account in the territorial planning process, via urban-planning and water-planning documents. With regard to public health, measures must be taken to protect drinking water catchment areas of strategic supply importance and certain toxic emissions into water sources must be reduced by 2013. In the wastewater treatment sector, treatment plants must be brought up to standard by 2012 at the latest. Autonomous wastewater treatment is subject to strict regulation to protect the quality of the receiving environment, sanitary conditions and public health. The violation of these texts is punishable by both civil and criminal penalties and the corporation responsible may itself also be found criminally liable.

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

Environmental Services

In numerous countries, waste processing facilities are subject to laws and regulations that require service providers to obtain permits from public authorities to operate most of their facilities. The permit process requires us to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfill sites must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and rehabilitation of sites during, and up to 30 years after, their operation. In addition, landfill sites must comply with a number of specific standards and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending on the type of waste. For example, sludge produced at wastewater treatment stations to be used in agriculture must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals such as cadmium, mercury or lead). Moreover, the NFU 44-095 standard, implemented in 2002 and applicable in France since March 18, 2004, strictly regulates the composting of material produced by the treatment of wastewater.

In France, pursuant to the provisions of Articles L. 511-1 et seq. of the Environmental Code (Code de l’environnement) relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfill sites for hazardous and non-hazardous waste. These orders govern, among other things, the design and construction of waste processing centers. Hazardous waste is subject to strict monitoring at all stages of the processing cycle. Hazardous waste is tracked using a waste monitoring slip (bordereau de suivi des déchets - BSD). Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/EC of December 4, 2000 on the incineration of waste sets emission thresholds for dioxins and NOx in particular.

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

1

Grenelle de l’Environnement (France): talks between the French government and a wide variety of organizations in October 2007 to establish a roadmap for sustainable ecology, development and construction.

Back to Contents

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

One such directive, dated October 23, 2001, establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

Since the end of 2007, the IPPC directive of September 24, 1996 regarding the “integrated prevention of pollution” is fully applicable. This directive requires a number of European industrial facilities, including large combustion plants, to obtain licenses authorizing their operations, which must be renewed periodically, and which are based, to the extent possible, on techniques having the least environmental impact, referred to as “best available techniques”.

Following the repeal of European regulation 2037/2000/EC, a new European regulation 1005/2009/EC, dated September 16, 2009, sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro-chlorofluorocarbon that are used in cooling plants.

As a result of the Kyoto Protocol, European regulation 842/2006/EC of May 17, 2006 requires stringent confinement and traceability measures for greenhouse gases, whether HFC refrigerating liquids or SF6 electrical insulators. Two European regulations clarify leakage control measures for refrigeration equipment containing hydro-fluorocarbons (European regulation 1516/2007/EC of December 19, 2007) and fire protection systems (European regulation 1497/2007/EC of December 18, 2007).

Our Energy Services business is affected by European directive 2003/87/EC of October 13, 2003 on greenhouse gases emission allowances, as amended by European directive 2009/29/EC of April 26, 2009. Given that we have combustion installations with thermal output greater than 20 MW, these are also affected by EU member state national plans for the allocation of greenhouse gas emission allowances, which have been in effect since 2005.

European directive 97/23/EC of May 29, 1997, aimed at harmonizing Member State legislation in the area of pressure equipment, imposes various security requirements for the design and manufacturing of such equipment, and requires an inspection of the compliance of the units housing such equipment.

All of the directives and regulations mentioned above must be transposed into local law by each Member State of the European Union. In France, this primarily means compliance with the law of July 19, 1976 on the environmental protection of designated installations, now integrated into the French Environmental Code.

Under this law, Dalkia must obtain various permits and authorizations from regulatory authorities in order to operate its facilities, and ensure that its operations strictly comply with the terms of such permits. For large combustion installations (thermal output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European directive 2001/80/EC of October 23, 2001 and by the increasingly systematic application of “best available techniques”.

Back to Contents

Finally, with respect to the production of sanitary hot water, Dalkia is directly affected by European directive 98/83/EC of November 3, 1998 (as transposed in numerous national texts) which addresses the quality of water intended for human consumption. Eighteen Member States, including France, have taken the position that this directive applies to cold and hot water and to all types of management systems for the production and distribution of hot and cold water.

Articles R.512-55 to R.512-66 of the Environmental Code also require periodic inspection of certain installations classified as subject to reporting requirements. All orders governing the performance of such periodic inspections were published in 2008.

Decree no. 2007/737 of May 7, 2007, also integrated in the Environmental Code, completes Regulation 842/2006/EC and regulates the conditions of market release, use, recovery and destruction of substances used or intended for use as refrigerating fluid in refrigeration or air-conditioning equipment.

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

In relation to managing the risk of legionnaires’ disease, the European Working Group for Legionella Infections (EWGLI), with the support and approval of the European Commission and based on the European Surveillance Scheme for Travel Associated Legionnaires’ Disease (EWGLINET), has published new European guidelines for the control and prevention of travel-associated legionnaires’ disease (EWGLI 2005). In general, texts of varying reach are issued in Europe and around the world by public health authorities and associations for the protection of workers. Very often, these texts are presented in the form of preventive recommendations, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

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

In Spain, the royal decree 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A collection of descriptive procedures set out the actions to be taken and the situations where liability attches. A Spanish standard-setting association has issued guidelines on the subject (100030IN).

In the United Kingdom, an Approved Code of Practice (ACOP L8) issued by the Health and Safety Executive is fully applicable and has had a great influence on similar procedures applicable in Belgium, the Netherlands, Ireland and at EWGLI. Similarly, regulations exist in the Asia-Pacific region, which have been largely inspired by laws and regulations in effect in New Zealand and Australia.

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

Back to Contents

Transportation

Our Transportation business is subject to a number of national and European regulations that limit, amongst other things, emission levels from heat engines. A series of European regulations have also been drafted setting EURO standards. These impose maximum polluting emission levels for thermal engines. All new vehicles manufactured in the European Union have complied with “EURO 5” standards since September 1, 2009. Since this date, Veolia Transport’s vehicle pool has been gradually being brought into compliance with the “EURO 5” standard as vehicles are replaced. This standard imposes stricter requirements with respect to reducing polluting emissions than the “EURO 4” standard, which was applicable since 2006. Furthermore, as part of its environmental management system, Veolia Transport is committed to lowering its polluting emissions on a like-for-like basis. To this end, we are preparing for new standards by experimenting with and testing emission reduction systems for polluting emissions and greenhouse gases, which will subsequently be marketed, thereby reaffirming our role as expert and advisor to customer public authorities.

Veolia Transport signed a Sustainable Development Charter composed of eight commitments. This Charter has been distributed in eighteen languages to all Veolia Transport operations. Three articles concern resource management and the management of environmental risks and comprise objectives to be attained by 2011. The “Eco-Efficient Travel”TM indicator implemented across a group of benchmark sites, entails a commitment to achieving a given percentage of green vehicles and vehicles washed with recycled water. The third commitment involves encouraging the preservation of resources and “eco-friendly actions”, by our employees and passenger customers, primarily by training drivers how to drive in a smooth and fuel-efficient manner.

Veolia Transport is also subject to environmental standards applicable to depots, garages and underground tanks, which may present environmental risks or problems. For this reason, a majority of sites in France are subject to regulations governing facilities classified for environmental protection, although generally only simplified reporting requirements apply.

Finally, all Veolia Transport priority sites are subject to environmental regulation audits every five years, as well as interim follow-up audits.

Environmental Policies

We strive to help enhance the quality of life wherever we operate, and have placed the challenges of sustainable development at the heart of our strategy. For this purpose, we focus not only on the preservation of the environment and the protection of natural resources and biodiversity, but also assume its economic and social responsibilities, particularly at a local level where we are committed to stimulating progress. Further information concerning our commitment to sustainable development may be found in our Sustainable Development Report.

Our action regarding greenhouse gases

An increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol came into force in February 2005 and gave the European Union the objective of reducing greenhouse gas emissions in the European Union by 8% over the period 2008-2012, compared with 1990 emission levels. Directive 2003/87/EC of October 13, 2003 created an emission allowance trading system within the European Union, known as Emission Trading Scheme (ETS). The resulting system operates in parallel with the Kyoto Protocol system, which came into operation in 2005 and led to the creation of National Allowance Allocation Plans (NAAP) for an initial period (2005-2007) followed by a second period (2008-2012), corresponding to the Kyoto Protocol commitment period. European directive 2009/29/EC of April 26, 2009 amended the ETS directive and extended the allowance trading system to cover a third period (2013-2020), which provides for a progressive reduction in allowances granted and new grant procedures.

Back to Contents

The Group is active in this field at European Union level and internationally, as well as at a national level (see Note 42 to our Consolidated Financial Statements).

•

In the European Union, all large combustion installations with thermal output greater than 20 MW are subject to the new allowance trading scheme. For the Group, this primarily affects the Energy Services Division, which manages over 80,000 combustion installations in Europe, including nearly 250 installations concerned by emission allowances. Allowances awarded to Dalkia represent approximately 1% of total European allowances. Dalkia has adopted an active approach to managing carbon dioxide emissions and allowances, by implementing an appropriate structure and creating a special-purpose entity, VEETRA, to purchase, sell and price different types of greenhouse gas credits. These initiatives have enabled it to be an early participant in the allowance trading market, in order to minimize the cost of carbon restrictions and in some cases finance new investments that help reduce greenhouse gas emissions.

•

Some of Veolia Eau’s sites in Germany have also been affected, following its takeover of public authority contracts (known as Stadtwerke).

•

At international level (Kyoto Protocol), the Group seeks to generate emission credits that can be traded on the market, by participating in projects in partnership with other European or developing countries that help to reduce greenhouse gas emissions. Veolia Propreté has completed six projects classified as Clean Development Mechanisms (CDM) by the CDM Executive Council: two in Brazil and one each in Egypt, Mexico, Argentina and Colombia. The experience gathered during these projects is now used for new projects under development. Approximately ten projects are expected to be carried out in South America, most of which relate to sites operated by Proactiva, and others are under consideration or currently ongoing in Asia and Africa. Veolia Energie-Dalkia has developed a joint project currently in progress in Hungary. Veolia Propreté is assessing CDM project opportunities, primarily in Asia, while Dalkia assesses opportunities in China, South America, the Middle East, Israel and North Africa concerning heating networks, renewable energies and energy efficiency.

•

Application in the transportation sector is subject to the existence of reliable measurement tools. Veolia Transport actively participated in developing an initial tool that would apply to business transportation, in collaboration with EpE (Entreprise pour l’Environnement) and ADEME (Agence de Protection de L’environnement et de la Maîtrise de L’energie). Veolia Transport is also involved in international climate negotiations. At the time of the United Nations Climate Change Conference (UNCCC) in Copenhagen in December 2009, Veolia Transport launched the “Bridging the gap: pathways for transport in the post-Kyoto process” initiative with GTZ (an international cooperation enterprise for sustainable development), the German Technical Cooperation Agency, Transport Research Laboratory (TRL) and International Association of Public Transport (UITP). This initiative is intended to find ways for carbon finance trading to fund sustainable urban transportation projects. A series of three seminars was organized in 2009 to place transportation on the agenda of international climate negotiations.

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

In 2008, we began the operational phase of our research program on the capture, transportation, use and storage of CO2 and launched preliminary geological studies at industrial sites in the Paris region at which Veolia Propreté operates non-hazardous waste recovery installations and landfill sites. The study phase of this project was launched in 2005. This solution should contribute in 2050, to a 20 to 30% reduction in greenhouse gases worldwide. In this area, we pay particularly close attention to regulations governing the capture and sequestration of CO2, the legal framework for which is set at European level by the directive of April 23, 2009.

Direct and indirect greenhouse gas emissions (electricity and heat) at sites that the Group managed in 2009 totaled 49.4 million tons of CO2 (carbon dioxide) equivalents (compared to 47.2 million tons in 2008).

Overall, we contributed to reducing greenhouse gas emissions by 23.4 million CO2equivalent tons in 2009, compared to 26.9 million CO2equivalent tons in 2008. We accomplished this through both the daily management of sites that we operate and through the use of renewable and alternative energies (in particular biomass, landfill gas and geothermal energy).

We actively follow regulatory developments, which will undoubtedly become more restrictive in the future. We view these as new opportunities to develop and market our environmental management skills.

Back to Contents

Preserving ecological balances

Whether through limiting water wastage, enhancing the quality of discharges or optimizing energy consumption in connection with water distribution and treatment activities, using alternative energies across all businesses, recovering and processing biogas emissions at our landfill sites or using low-emission fuels in our fleet of public or private transport vehicles, we are actively involved in the main environmental challenges currently facing our planet. We are applying our know-how, technological capabilities and research potential to these problems. We contribute to enhancing quality of life and sanitary conditions of local populations in our day-to-day operations. For example, by supplying drinking water to impoverished areas we help to reduce infant mortality. In developed countries we have implemented plans to protect against the risk of legionnaires’ disease in public or industrial facilities, thereby improving public environmental sanitation. Similarly, improved waste management has a positive impact on quality of life, the environment and public health. The environmental service businesses offer a true means of accelerating sociological revolution.

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

In 2009, we continued our strategy of forming partnerships with international institutions, reflecting our active participation in the United Nations Global Compact. Projects are focused on themed actions which involve us working alongside UN agencies, local authorities and civil society. For example, for a number of years we have contributed our expertise to drafting public/private partnership guidelines covering “access to essential services” and this work reached a decisive milestone in July 2009 when it was presented at the United Nations Economic and Social Council (ECOSOC) meeting held in Geneva. We remain a member of the group of experts responsible for “operational aspects” and one of our contracts will be used as a “test” area. This approach is particularly important to the definition of principles of non-discrimination and will provide the poorest in society with access to basic services (water, wastewater treatment, environmental services, energy services and transportation).

As part of the International Water Forum held in Istanbul (Turkey), we took part in the launch of a multi-partner initiative including the Prince Albert II of Monaco Foundation and the United Nations Environment Programme (UNEP) Blue Plan, seeking to set-up a Water Think Tank to consider water management in the Mediterranean and focusing on the regulation of disputes over use. The principle of sharing best practice was continued, thanks to the participation of the Mayor of Guayaquil (Ecuador), who presented his approach to the integrated management of urban and port water. In Asia, a joint project with the Asian Development Bank enabled the distribution of a guide comprising considerable wastewater treatment data, for use by towns in the region, at the time of the Annual Congress of Citynet, an association of Asian regional authorities, of which Veolia is a partner member (Yokohama-Japan-September 2009). In addition, we continued to participate in the UNITAR program for strengthening local governance, which brought together over 500 public authority managers in 2009 from Asia, Africa, South America and Central Europe.

In preparation of the Copenhagen Conference (December 2009), we entered into a partnership with the United Nations Development Programme (UNDP) to participate in an original “Territorial Climate Plan” approach undertaken by the twenty largest territories worldwide (federal states such as California, Spanish and Italian provinces, French regions). Our expertise in clean development mechanisms will form a cornerstone of this new partnership.

Back to Contents

Since May 2004, we have pursued a charity program through a corporate foundation called Fondation d’Entreprise Veolia Environnement. This initiative is part of a long-standing tradition of corporate charity work, while enabling improved coordination of actions and a greater involvement of employees in the areas of solidarity, professional reinsertion, and environmental protection. The Foundation was initially created for a period of five years and was extended in 2009 for a further five years. Since its creation, the Veolia Environnement Foundation has supported over 800 projects, each sponsored by a Group employee. The Foundation calls on the expertise of the four Group Divisions for the purpose of its charity work and benefits from the support of all Group employees. Among the projects selected in 2009, the Foundation launched 145 new projects while continuing those initiated in previous years. The larger projects include a number of major importance. In Moldavia, for example, at the request of UNICEF, the Foundation provides financial support and expertise in the water and energy sectors to the Child-Friendly Schools project, which seeks to improve the educational system and renovate basic school infrastructures (water, wastewater treatment, heating and thermal insulation). Another major project in the United States, sponsored by the Sky Island Alliance association, seeks to protect and rehabilitate the Madrean archipelago in Arizona, an exceptional ecosystem which is under threat. The Foundation is acting in partnership with American and Mexican NGOs, the University of Arizona, the US Environmental Protection Agency and volunteer American employees of the Group. Finally, in the Democratic Republic of Congo, the Foundation participates, alongside the Congolese Health Ministry, the French ambassador, AFD, UNICEF, various NGOs and a network of scientific institutions, in a program to eliminate cholera. This program is active in seven towns in the Eastern region of the country, located in lacustrine areas identified as the source of epidemics and their spread, in order to improve drinking water production and distribution capacity, strengthen treatment of the illness and promote hygiene and health education.

In Romania, the Foundation is assisting the association Atelier sans frontières (Workshops Without Borders) create a computer hardware maintenance, repackaging and recycling workshop in Bucharest, offering job training to individuals facing extreme hardship and a way back to work. In Senegal, the Foundation supports the Samu Social International (an NGO) which is building a home-centre for street children in Dakar. In France, the Foundation will assist the development of Petite Reine, a back-to-work company specializing in the “cargocycle” transportation of goods in urban areas (using electrically-powered three-wheelers). The Foundation also created the Environmental Book Prize (Prix du Livre sur l’Environnement) in 2006. Now in its fourth year, this prize this year was awarded to the “The Green Economy – How to save our planet” by Philippe Jurgensen. In addition the Foundation created a student solidarity prize open to school and university associations. In the biodiversity sector the Foundation will support Tara Océan, a three-year oceanographic expedition organized by the Tara Foundation and an international scientific consortium to model the impact of climate warming on the oceans. The Foundation contributes both financial support to this project and the skills of Veoliaforce experts.

In 2008, the Foundation integrated the Group’s humanitarian assistance and international cooperation departments, Veolia Waterforce and Veolia Waterdev, within a single structure, Veoliaforce. The network of Veoliaforce volunteer employees, which joined the Foundation in 2008, took part in several emergency humanitarian operations in 2009. The following operations this year involved volunteers from France and abroad. Following the violent earthquake in Indonesia, which lay waste to the Island of Sumatra, Veoliaforce volunteers assessed equipment needs and provided technical support for the rebuilding of damaged water infrastructures. Veoliaforce volunteers got involved in refugees camps hosting escapees of ethnic conflicts in the Central African Republic and in the North of Congo Brazzaville. In Mali, they supported a program to convey drinking water to nine villages. In Sri Lanka they aided in supplying drinking water to a camp of 90,000 refugees. They got involved in Zimbabwe following a cholera epidemic and in Latin America to improve reaction speeds in the event of disasters by setting up an emergency equipment hub. For the first time, with the assistance of Veolia Propreté volunteers, Veolia Waterforce also went to the Philippines, where its assistance was requested by UNICEF and the Metropolitan Waterworks and Sewerage System to provide expertise and training. The aim of the mission was to organize the clean-up, clearing and collection of debris, rubbish and other waste produced by the recent cyclones which ravaged the country. Volunteers also contributed their technical expertise to development projects in over ten different countries, primarily in the water and wastewater treatment sector but also in the processing of plastic waste in Mauritania and with respect to heating and energy problems in Moldavia.

Back to Contents

The Veolia Environnement Institute: a scientific approach dedicated to prospective tools for the environment and sustainable development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources and the commitment of all stakeholders at local, national and international levels. This strong conviction led Veolia Environnement to create the Veolia Environnement Institute (VEI) in 2001. The Institue is set up to encourage forward-looking analysis of central themes, such as: the economic dimension of the environment; the link between health and the environment; climate change, lifestyles and the challenges of urban growth; society and the environment. This is achieved through exchanges between academe and civil society in order to develop autonomous scientific expertise to support Veolia Environnement’s long-term vision and improve our ability to plan ahead. Through its work, the VEI sheds light on the challenges that will mark the Environmental Services sector over the coming decades.

Through its Foresight Committee, composed entirely of individuals of international reputation and standing, VEI benefits from the contribution of leading outside expertise on different key subjects (including climate science, public health, the economy and human sciences) while remaining firmly anchored in the daily realities of Veolia Environnement’s different businesses. This dual capability represents both the originality and the strength of VEI, which intends to be a leading figure in the main environmental debates and issues of the 21st century. For this purpose, the Institute calls on a network of multidisciplinary experts thereby collecting the most relevant ideas on global trends. In 2009, the VEI strengthened its international network of academic partners, notably in emerging countries and developed its program of forward-looking studies. It is also working with the College of Europe (Belgium), the Wuppertal Institute (Germany) and the Veolia Environnement delegation to European Institutions in a study of the “comparison of carbon inventory tools of European cities” that seeks to establish a unified framework. This study will subsequently be presented to the World Bank “Urban environment and climate change” working group, and advance the work being carried out by other international players (World Bank, UNEP, UN-Habitat, IDDRI) on defining a standard greenhouse indicator for cities. At the same time, the IVE continued its innovative scientific publication policy with two new e-journals. Surveys and Perspectives Integrating Environment and Society (SAPIENS) is a multidisciplinary review publishing articles from top specialists in order to set forth recent advances in the field of sustainable development and FACTS Reports is a journal dedicated to field work, which seeks to collect, circulate and capitalize on the knowledge and good practices of people in the field (NGOs, international organizations, etc.).

VEI also organizes conferences on prospective tools for the environment in France and abroad. In October 2009, the fifth conference on “Trade, Urbanization and the Environment” was held in Beijing. This subject is central to the problems facing China due to its accelerated economic development, its growing urbanization and the fragile nature and unequal distribution of international resources. This international event was organized by the Center for Human and Economic Development Studies of the School of Economics of Beijing University, a pioneer in research into human development in China. It also benefited from the support of official Chinese organizations – Ministry for the Environment, Ministry of Commerce, National Commission for Development and Reform – ensuring it good visibility among scientists, decision-makers and the media. The conference offered a forum for exchange between representatives of the academic world, public authorities, industry and civil society to discuss the interaction of trade and the environment and urbanism and the environment, as well as more specific aspects such as “green trade policies”, trade and climate change, sustainable cities, health and the urban environment. Conference speakers from China (Zhou Qifeng, President of Beijing University, Qiu Baoxing, Vice-Minister of Construction and Pan Jiahua, Academy of Science) and around the world (Ra Jin-Goo, Deputy Mayor of Seoul, Armatya Sen, Nobel Economics prize laureate, Manfred Fischedick, Vice-President of the Wuppertal Institute for Climate, Environment and Energy) shared their analyses of Chinese realities and priorities and contributed their insight to provide a comprehensive assessment of these challenges.

Together, the work undertaken by the VEI forms a discussion platform for exchanges on major environmental, economic and social issues that will be called on to satisfy the demands of civil society.

As of the date of this annual report on Form 20-F, the IVE Foresight Committee had seven members: Hélène Ahrweiler, historian, President of the University of Europe and a social and human sciences expert advisor to UNESCO, Harvey Fineberg, President of the United States Institute of Medecine, Philippe Kourilsky, biologist, member of the Academy of Sciences and professor at the Collège de France, Pierre Marc Johnson, lawyer and physician and former prime minister of Quebec, a specialist in major environment challenges, Rajendra K. Pachauri, President of GIEC, 2007 Nobel Peace prize laureate and Director-General of TERI, Mamphela Ramphele, physician and anthropologist, former President of the University of Cape Town and former Director-General of the World Bank and Amartya Sen, economist,1998 Nobel prize laureate and professor of economics and philosophy at Harvard University.

Back to Contents

Environmental Compliance (Information regarding article 116 of the French NRE Law)

As a specialist in environmental management services, we are naturally concerned about the environmental consequences of each of our businesses, both in France and worldwide. In this respect, we consistently seek to comply with applicable regulations, to meet the needs and demands of our customers and to optimize the techniques we implement. Pursuant to the provisions of the NRE Law (French law n°2001-420 of May 15, 2001) and in addition to the description of the Company’s businesses provided above and the financial statements provided below, Veolia Environnement therefore considers it appropriate to highlight below some of the more significant environmental actions that we have undertaken without any regulatory or contractual obligation to do so. For further information on our sustainable development policy and actions, the information below should be read together with our 2009 Sustainable Development Report.

As concerns the use of water resources, raw materials and energy, measures implemented to improve energy efficiency and the use of renewable energies, conditions of use of ground soil, air, water and soil pollution, noise and olfactory pollution and waste, the following measures should be noted:

Water

Use of Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our customers. In this respect, the progressive roll-out of our environmental management system provides, in particular, for the monitoring of water consumption and quality in all of our activities. Action plans reflect two primary concerns: increased monitoring of the health quality of water intended for human consumption and the control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, we installed an indicator to monitor the quality and compliance with regulatory standards of our drinking water. Our industrial water consumption amounted to 541.7 million cubic meters in 2009. Climate changes in certain regions of the world heighten strains on water resources. We study and promote techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and the production of water for industry or farm irrigation by recycling wastewater. These developments are conducted in close association with local authorities, regulatory bodies and the scientific community.

Water pollution

98.5% of Veolia Propreté’s landfill sites are equipped with treatment stations for leachate (water that percolates through stored waste).

Wastewater

Our wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 inhabitant equivalents, reached 91.6% in 2009.

Energy efficiency and the use of renewable energies

We contribute to the reduction of primary energy consumption. Dalkia optimizes energy management for more than 118,000 energy installations worldwide, from urban heating networks to housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations focuses on operating and maintenance quality and their modernization.

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

Our total energy consumption amounted to 171.89 million MWh in 2009, as a result of the development of our activities.

Back to Contents

Use of soils

In 2003, we integrated all activities relating to the treatment and recovery of sludge within a single entity, SEDE Environnement. As a result, we have a precise, global and integrated overview of sludge management options, allowing it to optimize its agricultural recovery in particular.

We continue our efforts to manage the quality of waste in the sewage networks and acts upstream to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through its Actipol method). Veolia Eau has finalized certification guidelines defining requirements applicable to wastewater treatment systems for the production of quality sludge to be used in agriculture. Upstream, we promote the agricultural recovery of sludge through composting and engage an independent certifying body to audit its composting and agricultural recovery networks.

This recovery is conducted in conjunction with the agricultural recovery of the fermentable fraction of household waste. We produced 1,293.6 thousand tons of compost in 2009. 54% of sludge produced was used in agricultural activities. We have initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate our agricultural impact (the Quali-Agro program led by CRPE – our center for research for environmental and energy services - in coordination with INRA). We are also active in the rehabilitation of polluted soils. Using several processes, including thermal absorption, Veolia Propreté processes almost all the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gas Emissions

Certain of Dalkia’s activities (in particular its combustion installations with thermal output greater than 20 MW) are subject to the provisions of European directive 2003/87/EC of October 13, 2003, which establishes an allowance trading scheme for greenhouse gas emissions in the European Union, as amended by directive 2009/29/EC dated April 26, 2009. Direct emissions (including biogas generated at landfill sites) and indirect emissions (linked to energy use and heating purchases) at sites managed by us in 2009 amounted to 49.4 million tons of CO2 (carbon dioxide) equivalent, due to the development of our businesses.

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

We also contributed to a reduction in greenhouse gas emissions, firstly by reducing our direct emissions and secondly by avoiding emissions which would have occurred without the intervention of our businesses. Among the Group’s actions to reduce greenhouse gas emissions, Veolia Propreté continues to implement and optimize biogas collection systems at its landfill sites. Ninety-four waste landfill sites for which we control investment are equipped with biogas collection and processing systems. In 2009, our efforts contributed to a total decrease in emissions of 23.4 million tons of CO2.

Furthermore, we actively participate in the flexibility mechanisms outlined in the Kyoto protocol, which came into force on February 16, 2005. Veolia Propreté participates in the reduction of greenhouse gas emissions with Clean Development Mechanism (CDP) projects in Brazil, Mexico and Egypt for biogas collection and recovery systems.

Other Emissions

Installations operated by us mainly emit sulfur and nitrogen oxides (SOx and NOX), carbon monoxide (CO), volatile organic compounds and dust. Emissions of SOx from waste incineration units (hazardous and non-hazardous waste) amounted to approximately 91 grams per ton of incinerated waste in 2009, as a result a result of our growth by acquisition of new installations whose performance is still in the process if being optimized. In particular, Veolia Transport is pursuing research, in partnership with ADEME, into identifying and assessing the market systems best able to reduce NOx emissions by its bus and coach fleet.

Back to Contents

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

Furthermore, Veolia Transport continues its efforts to reduce polluting emissions (CO, HC, particles) from its fleet of passenger vehicles. A new benchmark was defined, corresponding to 80% of the 2009 bus and coach fleet. Emission reduction targets were set for the end of 2011: 8% for carbon monoxide unit emissions (CO), 24% for hydrocarbons (HC) and 27% for particles. Veolia Transport remains committed to providing drivers with environmental performance training, which notably enables a reduction in polluting emissions. In 2008, the number of employees having received training increased to 61%. With regards to NOx emissions, over the last few years Dalkia has carried out an evaluation program covering available technologies (fuel oil low emissions, recycling of fumes, air terracing, combustion modeling, etc.). The relative stability of this indicator compared to 2008 is based on the fact that it is now measured on a three year basis, rather than the five-year basis used previously. Moreover, the three years used have experienced relatively low growth.

Veolia Propreté developed a semi-permanent dioxin emission control method during waste incineration, allowing for a control of the flow of pollutants emitted throughout the year. We offer this reliable and efficient measurement technique to all our customers.

Noise and olfactory pollution

We have also developed new processing and storage techniques for odors, particularly in wastewater treatment plants and landfill sites for household waste. We also uses new and more silent technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations and transport vehicles.

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

Back to Contents

Environmental evaluation or certification

Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time. In 2008, based on a wider application scope encompassing Veolia Propreté’s waste collection and cleaning businesses, we undertook to implement an environmental management system in 85% of relevant activities by the end of 2011. Subject to the circumstances of each of the entities concerned, this voluntary approach leads to the general application of ISO 14001 certification standards. Some 21,826 of our sites are currently ISO 14001 certified.

Compliance with applicable legal and regulatory provisions

Our environmental management system includes, among other things, an environmental audit program that allows us to monitor the regulatory compliance of sites, as well as their compliance with contractual obligations and our standards. We have defined a general framework to ensure the consistency of the audit systems developed by its Divisions, each of which remains responsible for the definition and implementation of its own system. Based on this definition, we set an objective of attaining, between now and 2011, 95% regulatory compliance in “priority installations” audited in the preceding 5 years. As of December 31, 2009, increased by 6%and the rate of regulatory compliance audits carried out reached 87%.

Priority sites are drinking water production sites and urban wastewater treatment plants, waste processing sites, Dalkia classified installations and certain Veolia Transport centers. These facilities are the most sensitive to environmental impacts.

Investments undertaken to preserve the environment

Given the nature of its services, a large majority of our expenditures and investments have a direct impact on the environment. Our industrial investments amounted to €2,493 million in 2009 and included growth and maintenance investments. We invested in employee training, certification programs and the implementation of the environmental management system. Our Research and Development budget was also renewed (see note 19 to the consolidated financial statements). Given the current economic environment, we are implementing a restrictive investment policy which sharply reduces our financial investments without jepordizing industrial investments or investments called for by contractual commitments. The decrease in investments primarily concerned Veolia Propreté.

As concerns the use of internal environmental management services, training and information for employees on the environment, methods for reducing environmental risks and the structure implemented to handle accidents with an impact beyond the confines of the Company, the following neasures should be noted:

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

Provisions for site closure and post-closure costs

As of December 31, 2009, provisions for site closure and post-closure costs (encompassing provisions for site restoration, the dismantling of installations and environmental risks) totaled €686.3 million.

Back to Contents

Compensation paid in 2009 in execution of legal decisions relating to the environment and actions taken to repair environmental damage

Provisions for litigation used in 2009 totaled €88.5 million, including all types of litigation (tax, employment and other litigation).

International environmental targets

The roll-out of the Environmental Management System continued in 2009 and now covers 78% of sites.

Intellectual Property

We own a number of brands, including the “Veolia” brand. Since November 2005, we have adopted a new brand strategy aimed at uniting the Water, Environmental Services and Transportation Divisions under the Veolia banner. Three of our Divisions remain identifiable according to their business descriptions: “Water”, “Environmental Services” or “Transportation”, while our Energy Services Division is mainly known under the name “Dalkia”. As a result, the companies at the head of the Water, Environmental Services and Transportation Divisions, as well as most companies in the countries and regions where the Group is based, are progressively modifying their corporate names in order to include the word “Veolia”. This strategy, as implemented by our senior management, illustrates our desire to increase the global consistency of our Divisions and our visibility, by strengthening our identity and global culture based on our service values. Accordingly, the “Veolia” brand has become an international reference for trust, reliability and expertise in the Environmental Services sector.

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

Raw Materials

Given our business activites (Water, Environmental Services, Energy and Transportation), changes in the price of raw materials (mainly fuel and natural gas prices) and recycled materials (paper, cardboard, iron and non-ferous metals) can have an effect of our different Divisions.

Fuel prices (mainly gas and coal) can be subject to significant fluctuations. Energy prices have fluctuated widely in the past few years. After a lull at the end of 2006, the price of a barrel of Brent crude nearly tripled from its low in January 2007 (US$49.00) to its high in the summer of 2008 (US $145), spurred by fears of potential supply problems in light of geopolitical tensions within the major oil producing countries (Nigeria, Venezuela) and the reluctance of OPEC (Organization of the Petroleum Exporting Countries) to raise production quotas in response to strong global growth. During the fourth quarter of 2008, following the eruption of the global economic crisis, the price of crude oil plummeted, falling in just two months to below its level at the beginning of the year. In 2009, despite a twofold increase in the price of crude oil (US$78.30 as of December 31, 2009) compared to its low in February 2009 (US$39.50), the average price of North Sea Brent crude oil in 2009 (US$61.90) remained below that of 2008 (US$97.20). This change in the price of Brent crude oil not only had an effect on fuel prices, but also on gas prices (particularly in France, where changes in STS gas prices track petroleum prices with a three month lag). Thus average 2009 French gas prices also went down by about €9/MW compared to 2008, which represents a decreased of 27%. The general consensus of opinion among energy product analysts is, however, that energy price will increase significantly in the long-term, due to the increasing rarity of known oil reserves, a marked increase in extraction costs and the need to adopt new energy sources in response to growing environmental requirements. However, the timing of this upturn is difficult to forecast, due to the limited visibility of market participants regarding economic growth. Therefore, the possibility of a further drop in commodity prices cannot be excluded. In any event, as in 2008 and 2009, energy prices should remain volatile in 2010.

Back to Contents

In this context of volatile raw materials commodity markets, Veolia Environnement’s businesses are not, and should not in the future, be materially affected in the long-term by an increase in costs, the availability of fuel or fluctuations in the price of other raw materials. The contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

In the Transportation Division, numerous contracts contain indexing clauses that take fluctuations in fuel costs into account, significantly reducing the impact of a rise or fall in fuel prices. In certain contracts, especially contracts entered into in the United States, Veolia Environnement is entitled to full compensation in the event of a rise in fuel prices. Approximately 70% of costs are covered by contractual indexing clauses. For those contracts not containing indexing clauses, a fuel hedging policy was implemented in 2008 to manage fluctuations in fuel costs. The Group uses derivative instruments for this purpose, whose characteristics (notional amounts and maturity) are defined in accordance with forecast fuel requirements (based on firm orders or highly probable forecast flows). The majority of derivatives used are swaps.

In the Environmental Services Division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for customers that have contracts with Veolia Environnement, indexing clauses in their contracts generally allow the Company to pass on a significant portion of increases in such costs to the prices charged. Approximately two-thirds of costs are covered contractually. For customers not bound by contract, increases in fuel costs are either fully or partially passed on through an increase in fees or negotiation.

In the Transportation and Environmental Services Divisions, the fall in fuel prices in 2009 compared to 2008 had a positive impact on fuel expenses of approximately €67 million in 2009, including the cost of swap hedging arrangements.

In the Energy Services Division, given the long-term nature of the contract terms and terms of supply agreements, the changes in energy prices may have different affects depending on the zones in which Dalkia intervenes. At the Energy Services Division level, it has an overall negative impact on revenue of €140 million; this translates, however, to a negative effect in France and the United States, but a positive impact in Central Europe and the Baltic States.

A portion of Environmental Services Division revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of secondary raw materials (paper, cardboard, ferrous and non-ferrous metal). The economic crisis in 2009 impacted demand for recycled materials, and the average annual price of these secondary materials fell substantially compared to 2008, despite a progressive rise in paper and cardboard prices from the third quarter of 2009. The results of the Environmental Services Division were therefore impacted in 2009 by the substantial fall in the price of secondary raw materials compared to 2008.

In the other Divisions, as part of supply management and cost optimization measures, certain Group subsidiaries may be required, depending on their businesses, to contract forward purchases or sales of commodities (gas, electricity).

The Group also entered into long-term contracts for the purchase of gas, coal, electricity and biomass in order to secure its supply chain. The majority of these commitments is reciprocal, with the third parties concerned required to deliver the quantities indicated in these contracts and the Group obliged to take them.

Finally, with respect to its building activities, particularly in the Water Division, the Group may also purchase financial instruments to hedge against increases in the price of nickel and copper notably. For further information, please refer to our Consolidated Financial Statements, particularly Note 29.1.3 to the consolidated financial statements.

Back to Contents

Insurance

Objectives of Insurance Procurement Policy

Our insurance procurement policy, for all of our Divisions, has the following objectives:

•

subscribing common insurance policies to implement a coherent risk transfer and coverage policy designed to maximize economies of scale, while taking into account the specific characteristics of the Group’s businesses and legal or contractual constraints; and

•

optimizing thresholds and the means for accessing the insurance or reinsurance markets through use of appropriate deductibles.

Implementation of Insurance Procurement Policy

Policy

The aim of Veolia Environnement’s insurance policy is to (i) implement a global insurance coverage policy encompassing all Group businesses, based notably on the needs expressed by subsidiaries, (ii) select and sign policies with external providers (brokers, insurers, loss adjusters, etc.), (iii) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, and (iv) manage and coordinate the network of insurance managers present in the main subsidiaries.

Implementation

The policy of covering risks through insurance is implemented in coordination with Veolia Environnement’s global risk management process. Implementation takes into account the insurability of risks associated with Veolia Environnement’s activities, the availability of insurance and reinsurance coverage on the market and the premiums proposed compared with the level of coverage, exclusions, limits, sub-limits and deductibles.

The main actions undertaken in 2009 primarily concerned:

•

the extension, at equivalent or improved terms and conditions, of insurance programs covering property damage and operating losses,

•

the continuation of efforts to identify, prevent and protect against risks, in particular through a rating system for the “property damage and business interruption” risk profile of our most important facilities throughout the world;

•

the ongoing roll-out of Group programs;

•

the organization of broker services for the placement and administration of Group insurance programs.

Back to Contents

Main Group Insurance Policies

General Liability

The general third-party liability and environmental damage program was renegotiated on July 1, 2008, for the whole world (excluding the U.S. and Canada) for a period of three years. Initial coverage of up €100 million per claim and per year was subscribed. In the U.S. and Canada, several contracts cover third-party liability and environmental damage for Group subsidiaries, up to a maximum of U.S.$50 million per claim and per year.

For all Group subsidiaries worldwide, an insurance program provides excess coverage of up to €400 million per claim and per year, in addition to the basic coverage of €100 million outside the U.S. and Canada and of €450 million in the U.S. and Canada in addition to the basic coverage of U.S.$50 million in these countries. This program encompasses liability resulting from environmental damage sustained by third parties as a result of a sudden and accidental event.

Third-party liability coverage for terrorist acts is included in the general liability program, which was set-up for three years on July 1, 2008, with coverage of up to €150 million per claim and per year, excluding the U.S. and Canada. Coverage for the U.S. and Canada is €100 million per claim and per year, in addition to coverage of U.S.$50 million.

Certain activities, such as a maritime transport, automobile and construction, have their own specific insurance policies.

Property Damage and Business Interruption Policies

All four Veolia Environnement Divisions are covered by property damage insurance policies, insuring the installations they own as well as those they operate on behalf of customers. The Group insurance program provides either “business interruption” coverage or “additional operating cost” coverage depending on each subsidiary’s ability to use internal or external solutions to ensure service continuity. These policies contain standard insurance market terms.

The Group damage insurance program, initially set-up on January 1, 2007 for a period of three years, was extended to January 1, 2012 to maintain existing competitive insurance coverage.

The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes required, by insurers in the markets in which the risk is underwritten. Group insurance coverage carries a limit per event of €300 million per claim. Some of this coverage includes additional sub-limits per claim or per year.

Self-Insured Retention and Deductibles

For any insured claim or loss, Veolia Environnement remains liable for the deductible amount set out in the policy. This amount may range from several thousand euros to more than one million euros.

Since January 1, 2009, the Group self-insurance system is entirely based on its reinsurance subsidiary, Veolia Environnement Services-Ré, which retains self-insured risk of €1.5 million per claim for the coverage of third-party liability risk and €2.5 million per clam for the coverage of property damage risk and resulting financial losses. For both property damage and third-party liability, Veolia Environnement Services-Ré has set-up reinsurance policies to limit its exposure to frequency risks (“stop loss”-type contracts) and risks tied to intensity (excess-type contracts).

The insurance policy described above is constantly changing in response to the ongoing appraisal of risks, market conditions and available insurance capacity. We seek to ensure that the main accidental and operating risks brought to our attention are covered by the insurance markets, where insurance is available on the market and it is economically feasible to do so.

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

See Item 4: “Information on the Company — History and Development of the Company” for a description of the history of the creation of our organizational structure.

PROPERTY, PLANT AND EQUIPMENT

Veolia Environnement uses various assets and equipment for the conduct of its activities, over which it exercises extremely diverse rights.

The total gross value of our non-current assets (excluding other intangible assets) as of December 31, 2009 was €30,824.3 million (net value of €18,659 million as of December 31, 2009, representing 38% of total consolidated assets), compared to €30,239 million as of December 31, 2008 (net value of €18,816 million).

Under concession arrangements, we provide public interest services (distribution of drinking water and heat, public transportation networks, household waste collection, etc.) to communities, in return for payment of services rendered. We usually manage these collective services (also referred to as general interest services, general economic interest services and public services) under contracts entered into at the request of public entities that keep the control of assets used to perform such collective services. Concession arrangements are characterized by the transfer of operating rights for a fixed term, under the control of a public authority, and are performed using special-purpose installations that we build or that are placed at our disposal either free of charge or for consideration. Installations normally consist of pipelines, water treatment and purification plants, pumps, etc. in the Water Division, incineration plants in the Environmental Services Division, and urban heating networks and heating and co-generation plants in the Energy Services Division.

We are generally contractually bound to maintain and repair installation assets managed under public service contracts. When necessary, related repair and maintenance costs are provided via provisions for contractual commitments in the event of delays in the performance of work. The nature and extent of the Group’s rights and obligations under these different contracts vary according to the public services rendered by the different Group businesses.

Under outsourcing contracts with industrial clients, BOT (Build, Operate, Transfer) contracts or incineration or cogeneration contracts, we may grant customers the right to use a group of assets in return for rent included in the total contract remuneration. Pursuant to IFRIC 4, we thus become a lessor with respect to our customers. The corresponding assets are therefore recorded in the consolidated balance sheet as operating financial assets.

The Group is also the outright owner of industrial installations, in particular for activities undertaken outside comprehensive contracts in the Environmental Services Division (landfill sites and special waste processing plants), the Energy Services Division (co-generation plants) and the Transportation Division (buses, boats and trains). These assets are classified in the consolidated balance sheet as property, plant and equipment. Our property, plant and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs.

There are relatively few real estate assets legally owned by the Group without any retrocession obligations. When possible, we do not own our office buildings.

Finally, assets purchased under finance leases fall into all three asset categories detailed above and represented a net amount of €795 million as of December 31, 2009 (see Note 17 to the consolidated financial statements).

The main insurance policies subscribed by the Company are described in the Insurance section above.

Environmental issues may also influence the Company’s use of property, plant and equipment, as detailed in the heading Environmental Regulations, Policies and Compliance, above.

Back to Contents

RESEARCH AND DEVELOPMENT (R&D)

Our activities are at the crossroads of several major challenges facing the modern world: demographic explosion and urbanization, access to water, fighting climatic change. The solution to these challenges requires a global industrial and technological approach. This transversal approach lies at the core of our Research and Innovation (R&I) strategy.

If technology did not advance, we would not be able to meet today’s challenges. It is therefore only by leaning fully on the capacity for innovation of our research teams that the Group plans to rise to the environmental challenge, by proposing innovative solutions at an affordable cost.

The four-pronged approach of the R&I department composed of the following: (i) managing and preserving resources, (ii) limiting impacts on the environment, (iii) improving the quality of life of populations and (iv) developing renewable energies sources. Fighting against climate change also occupies a leading place in this framework. Research efforts are concentrated on optimizing energy consumption at Group installations, developing alternative energy sources (bioenergies, biomass, waste-to-energy, alternative fuels), the desalination of sea water and the improvement of treatment processes, the prevention of legionnaires’ disease, the recycling of urban waste, the capture and storage of carbon dioxide and the optimization of urban transportation.

In each of these areas, our know-how and technologies are complementary. This is the case, for example, in the areas of sludge, biomass, biofuels, prevention of legionnaires’ disease and the treatment of industrial effluents.

In addition, by mobilizing a network of international experts and implementing research programs at test sites around the world, Veolia Environnement benefits from solutions to specific local problems and contexts that may be applied to other regions of the world.

The Reorganization of Research and Innovation Activities

To accompany its R&I ambitions, our Research and Innovation department decided to adopt a new operating approach in July 2009, based on a matrix structure founded on seven departments (life sciences, environment and health, analysis, modeling / process implementation and information technology, process engineering, energy and processes and design and engineering) and nine programs (bioresources, waste collection, sorting and beneficial re-use, drinking water, wastewater, energy production and efficiency, sustainable building and city management, transportation, new activities, and environmental and health standards). This new structure seeks to redeploy R&I efforts in order to break down barriers between research units and pool resources across transversal subjects. The scientific and technical teams of the four Divisions now report directly to a single management structure comprising seven departments representing the Group’s main disciplines. Therefore, water and waste biologists will now work together directly. By organizing its teams by area of expertise, the R&I Department will encourage new synergies and be better placed to develop outside partnerships.

In addition to giving our experts sufficient time to concentrate on scientific aspects, a programs department is now responsible for defining lines of research and ensuring the budget monitoring and management of each project and the roll-out of innovations in the field.

At the same time, the research system was strengthened upstream with the creation of a Watch and Innovation department. This department is primarily charged with identifying new inventions in each business and promoting them within the Group. More generally, it is responsible for identifying innovations around the world, which are likely to be developed and integrated into our activities.

Back to Contents

Research and Innovation Resources

Our research activities are overseen by Veolia Environnement Recherche et Innovation (VERI). In 2009, these R&I activities comprised nearly 850 experts worldwide (including 425 researchers and 425 on-site developers), with a total budget of approximately €89.8 million.1

The Veolia Environnement Research Department works on behalf of all Group Divisions, as their needs are similar. In particular, all seek to solve environmental and health problems with the support of numerous tools, such as modeling and chemical and bacteriological analysis. By working on behalf of all Divisions, the Research Department helps ensure better consistency of R&D activities with the Group’s strategy.

We have four main research centers that operate in a network. Located in the Greater Paris region and specializing in water, waste, energy and transportation, the centers have related units and correspondents in France and abroad (United Kingdom, Australia, Germany, and United States).

In 2003, we set up an international network of Research and Innovation officers, to identify innovation needs in each region of the world and communicate local technical developments. Certain research centers abroad have acquired specialized expertise and have partnered with centers in France. These research units have become showcases for Veolia Environnement’s technological expertise. In the Water sector, the Berlin Water Center (Kompetenzzentrum Wasser Berlin) is a center of excellence for the protection of water resources and our activities in Australia have become a benchmark for the reuse of wastewater.

Innovation: a rationalized approach

The research teams seek to provide innovative practical solutions within their areas of expertise, which are crucial for our competitiveness. R&I is carried out as part of a rationalized approach enabling technological risks to be controlled and enabling rapid progress and the creation of successful commercial applications that are both reliable and effective. The main steps in the innovation process are:

•

Strict monitoring of regulations and, technology as well as the competition enables the Group to foresee future needs and launch new research programs as quickly as possible;

•

Laboratory or field tests to verify the feasibility of the research. At this stage, analytical modeling2 may be carried out, depending on the circumstances (i.e., exploring functionality while containing costs);

•

If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology;

•

The next phase is the development of a pre-industrial unit to be installed at an appropriate site and operated by personnel.

At each step in the innovation process, the collaboration of various parties (research teams, university or private laboratories) is necessary and determines the successful outcome of the research project.

Veolia Environnement’s R&I teams are part of an international network of researchers. They forge links with fundamental research teams, each drawing benefit from the expertise of colleagues. While this collaboration enriches the knowledge of the Group R&I department and keeps it informed of recent developments, it also provides effective outlets for scientific progress and feedback to our partners. R&I teams also work with several top universities and participate in research programs led by national and international institutions. They also share their technological knowledge with industrial players.

1

Research and development expenditure totaled €89.8 million for the fiscal year ended December 31, 2009 (see Note 19 to our consolidated financial statements) and represents, together with other operational development costs, a total budget estimated at €150 million.

2

At each step of the innovation process, researchers implement sophisticated tools, such as digital fluid mechanics. This technology enables researchers to simulate the operation of installations and test a larger number of scenarios to improve efficiency. Over a shorter period, such software enables researchers to optimize test protocols for process development.

Back to Contents

Main Research & Development Areas

The four areas at the core of Veolia Environnement’s current Research and Innovation are:

Managing and preserving natural resources

The sector that will be most affected by climate change is Water. Research into sea water desalination processes, collection of rain water and the re-use of wastewater after treatment, is aimed at meeting the expected increase in water requirements. In order to preserve natural resources, it is also essential to find solutions to decrease consumption. The mechanization and automation of sorting processes for used materials, as well as the design of recycling processes for end-of-life products or industrial effluents, encourage in this way the re-use and recovery of materials found in waste at a competitive cost.

Limiting environmental impacts

The improvement of treatment techniques for industrial effluents and hazardous waste makes it possible to limit the dispersion of pollutants in the environment and better respect biodiversity and public health. As a leader in Environmental Services, we must set the example with regards to reducing the impact of its activities. Current efforts are therefore focused on reducing emissions from our facilities, decreasing noise and olfactory pollution and developing even cleaner means of transportation.

Improving quality of life worldwide

The perfecting of wastewater depollution and waste management systems tailored to developing countries improves the environmental safety of non-Western cities and helps prevent epidemics from spreading on a worldwide scale. It also preserves the quality of water and thus the health of those who consume it. Along with the development of clean means of transportation, the organization of mass transportation reduces greenhouse gas emissions and atmospheric pollution. It also improves living conditions in major cities and encourages economic development in emerging countries.

Developing alternative energy sources

As carbon dioxide emissions continue to exceed the absorption capacity of the biosphere, the production of substitute fuels and biofuels, the recovery of biomass as energy, the development of industrial applications for fuel cells and the optimization of the performance of our waste incineration plants help limit greenhouse gas emissions. These measures also help respond to the increasing global demand for energy and address the depletion of fossil fuel reserves by replacing them with clean energies.

Over 70% of our research programs thereby contribute to reducing greenhouse gas emissions, bearing witness to the Group’s strong commitment to fighting climate change. Current processes seek to eliminate greenhouse gas emissions or, where this is not possible, reduce emission levels. To this end, R&I activities focus primarily on reducing emissions, improving processes and energetic efficiency and exploiting more renewable energy sources. At the same time, the Group is striving to implement processes to capture, store and recover greenhouse gases and foresee future constraints relating to climate change.

Improvements for 2009

Veolia Environnement partnership with the Cleantech network

Veolia Environnement, highly reputed for its ability to integrate technology solutions beneficial to the environment, decided to join forces with the Cleantech Group for two years as a preferred partner.

Cleantech (abbreviation of “clean technology”) is a term used to describe technologies providing environmental added-value, primarily in terms of the ecological footprint and eco-design, but also with respect to energy efficiency. Currently, numerous start-ups founded on the development of cleantech have emerged across the globe and particularly in the United States in Sillicon Valley. While these young companies sometimes harbor extremely innovative approaches and solutions, they are not always able to complete the innovation process and roll-out their solutions, due to a lack of resources and contacts.

Cleantech Group is a global network of over 2,000 start-ups and investors working on innovative environmental technologies. The network comes together several times a year in all continents to share major advances in green technologies. In 2010, we participated in the San Francisco Forum from February 24 to February 26 and will participate in the Paris Forum from April 26 to April 28. In this way, we intend to promote our technology watch system and further strengthen our innovation process.

Back to Contents

Development of tools to identify and capture odorant components in tap water

The “bad taste” of tap water is not an indication of sanitary risk but is a deterrent to consumption. An exceedingly minute quantity of odorant components is sufficient to produce a bad smell or an unusual taste.

As a Water specialist, Veolia Environnement decided to attack these problems head on. After defining the problems and the challenges, the research teams successfully perfected three tools (based on Twister technology) to detect, extract and identify the components responsible for the taste and/or smell problems of drinking water:

•

ARISTOT (Advanced and Relevant Investigation Sampler for Taste & Odor at Tap): initially called “Twister Tap”, this tool captures organic components and particularly odorant components directly at the consumer’s tap;

•

PLATON (Programmable and Local Analysis of Taste & Odor in Networks): initially called “Twister Network” or “Integrator”, this tool traps organic components in network water;

•

ISOCRATE (In Situ Off-flavors Capture by Recurring and Automated Twister Extractions): this tool extracts molecules in a network or reservoir (surface water, plant, etc).

Hydrogen “doping” system for cogeneration engines

With primary energy savings of 40% and a decrease in greenhouse gas emissions of up to 30%, the energy efficiency performance of cogeneration is excellent. Cogeneration power plants are generally used to supply heating networks for public and private buildings, such as hospitals, schools or office or residential buildings.

Today, a country like Denmark produces over 50% of its electricity by cogeneration, compared to only 3% in France, at a time when the optimal performance of power plants would appear to have hit a ceiling. In order to improve the attraction and efficiency of cogeneration engines, Veolia Environnement R&I perfected and patented a procedure to “dope” the engines by injecting hydrogen. Thanks to the local production of hydrogen using catalytic effect, the research teams successfully increased gas-engine combustion efficiency, to produce more electrical and thermal energy from the same quantity of natural gas. This procedure could become widely available as it requires only limited investment and can be implemented without a fundamental change to existing installations.

Development of an ecodriving assistant to optimize fuel consumption and CO2 emissions in Veolia fleet vehicles

Veolia Transport has always sought to minimize its impact on the environment. This has led to the use of proprietary measurement tools (such as the Eco-Efficient Travel1 indicator) and produced concrete and quantifiable results: 4.1 million metric tons of CO2 equivalents avoided in 2009.

In a effort to reduce fuel consumption and CO2 emissions of our fleet vehicles even further, our experts noted a 35% differential in fuel consumption between the two extremes in driving styles – very environmentally-friendly and extremely sporty. Based on this observation, and after three years of research, our experts produced an ecodriving assistant, which enables a further reduction in the fuel consumption and CO2 emissions of the Veolia fleet.

The ecodriving assistant uses pre-recorded algorithms to process a range of parameters, model changes in the vehicle and calculate in real-time the optimal speed and acceleration. The man-machine interface then reports a simple and intuitive instruction to the driver using a system of diodes. Green lights indicate that the driver is appropriately controlling his/her speed and acceleration. Conversely, when the driver drives too fast or accelerates or breaks too hard, the green lights disappear and are replaced by red lights, or even flashing red lights. Initial operating tests produced promising results, with fuel consumption savings of 4% and suggest a potential gain of 7% with individual training to drivers.

1

This indicator measures the performance of public transportation, per passenger, compared to private cars in terms of avoiding C02 emissions, reducing vehicle density and lowering accident risk.

Back to Contents

Developing a mobile-phone ticketing service for the Nice Côte d’Azur Agglomeration (CANCA)

The experts all agree that in order to reduce the use of private vehicles and thereby transport-related greenhouse gas emissions, it is essential to encourage the development of public transportation. However, public transportation is sometimes considered complicated to use and unreliable. To win over those who remain reticent, decrease traffic and reduce travel time, Veolia Environnement experts have been considering a new system based on mobile-phone technology.

Today, 80% of French people own a mobile phone. In the near future, these phones will have a NFC (Near Field Communication) interface, enabling “touch” communication. This NFC interface enables the exchange of data with a terminal located a few centimeters away. Using this NFC technology, Veolia Environnement developed a unified and user-friendly ticketing service, which turns the mobile phone into a passenger information service, a payment means and a transport ticket. This mobile-phone ticketing service is operational and ready to be launched in the greater Nice Côte d’Azur area.

Strengthening expertise in biodiversity with the launch of the “Mathematical Biodiversity Modeling” Chair

We are fully committed to programs to preserve biodiversity, particularly in regions where we operate, and therefore we wished to strengthen our expertise by joining forces with the prestigious French engineering school, Ecole Polytechnique, the French National Museum of Natural History and the École Polytechnique Foundation, to create the international “Mathematical Biodiversity Modeling” teaching and research chair.

The chair was created on June 17, 2009 by a public-private partnership in which the Museum and Ecole Polytechnique will supply outstanding teams of researchers and teachers, Veolia Environnement will contribute funding and technical expertise. The Ecole Polytechnique Foundation will provide its experience in industrial relations and assistance in project management. Working from an international perspective, the aim of the chair is to develop a synergy between applied mathematics, ecology, biodiversity and evolution in both research and teaching. Ultimately, the goal is to put in place and support an innovative, topical project with a strong scientific, social and economic impact. Taking a multidisciplinary approach to modeling ecosystems, such a project will address key environmental issues, such as adaptive evolution, spatial colonization and ecological niches, as well as analyze the dynamics of communities and build biodiversity scenarios.

For this approach, suitable new mathematical tools will have to be created. One of the main objectives is to develop new probability models of evolution along with the relevant statistical tools to better take into account the interactions and diversity of the scales of the different ecosystems, maing it possible to predict their dynamics. The impact of spatial or temporal variability in the environment on the growth and survival of a population will be studied, and random models for species abundance and displacement will be developed. Collaboration between the National Natural History Museum and Veolia Environnement will enable these models to be compared with field expertise and data, as well as with more operational situations.

Development of an automated sorting system

Sorting is a strategic stage in waste management, particularly for recycling. Recycling reduces the quantity of final waste and any potential pollution. In addition to reducing the use of new raw materials, recycling generally enables energy and water savings in industrial processes and a reduction in greenhouse gas emissions. Using increasingly complex technologies, R&I activities focus on automating sorting centers, whether for waste presorted by households or bulk non-hazardous industrial waste. By improving the quality of sorting activities, automation increases material recycling opportunities.

In 2007, Veolia Propreté developed and patented an innovative procedure, the Self-Adapting Sequential Sorting process (Tri Séquentiel Auto Adaptif, TSA). Thanks primarily to an algorithm which guides the sorting machine based on the waste flow composition, this process enables several categories of objects to be sorted by a single sorting machine. After the feasibility of this system had been demonstrated, industrial pilot studies were launched in April 2008. Following validation in 2009, the TSA 2 system can now be rolled-out and twenty installations are already planned by 2011. The TSA 2 system makes multi-task sorting machines feasible and particularly facilitates more efficient, detailed and extensive sorting of plastic materials. The process therefore enables the recovery of more used materials and increases the efficiency of sorting centers by close to 10%. Overall, TSA 2 therefore enables a reduction in recycling costs, which is fundamental to developing new competitive recovery outlets.

Employee and human aspects are also fully integrated into the research approach. The automation of sorting activities is a major research area for improving the work, health and safety conditions of sorting employees. Furthermore, the optimization of sorting activities will, in the long-term, open up new job opportunities in the recycling sector, with the appearance of new recovery markets.

Back to Contents

Waste-to-energy biomethane production

With strong demographic growth and the concentration of populations in urban areas, waste recycling is an environmental priority which Veolia Environnement Group has decided to tackle. Currently, with the increase in energy needs and the decrease in fossil fuels, Veolia Propreté is searching for solutions to replace fossils with new fuels produced from waste, thereby contributing to reducing greenhouse gas emissions.

In an energy production context, performance optimization and the diversification of biogas recovery methods at non-hazardous waste landfill sites, form part of the research programs we have undertaken. In 2009, Veolia Propreté Ile-de-France successfully brought the first French biomethane fuel production plant online, using biogas produced at the non-hazardous waste landfill site in Claye-Souilly (Seine et Marne). Eight light vehicles and a household refuse collection truck, fitted with NGV (Natural Gas Vehicle) engines, now fuel up on Méth’OD® (100% methane of waste origin) directly at Veolia Propreté’s Claye-Souilly site.

This new waste-to-energy process for biogas produced at non-hazardous waste landfill sites complements the existing waste-to-energy installations at the Claye-Souilly site, which produce electricity equivalent to the electricity consumption (excluding heating) of a town with a population of 228,000.

The development opportunities for this research program are substantial, given the quantity of methane produced by our installations operated around the world. This project enables the direct recovery of biogas, either as fuel for use by vehicles offloading their waste, or by Veolia Transport bus fleets, or as biomethane for reinjection into the natural gas transportation and distribution network.

Improving living conditions and the quality of indoor air

Improving the health and living conditions of populations is one of the major challenges underpinning Veolia Environnement R&I activities. According to the World Health Organization, 30% of diseases are due to air and water pollution.

With the concentration of populations and activities in urban areas, our research teams are focusing increasingly on the problems associated with the quality of inside air. Numerous pollutants exist in the air inside residential accommodation, where the air is often more polluted than outside.

In 2009, R&I activities produced, in particular, more reliable tools to measure air quality. The Limay research center developed a special-purpose metering system (measurement model) which pushed forward advances achieved in 2008 by optimizing and validating the “Inside Air Quality” pilot study. Researchers thereby improved their ability to measure the efficiency of certain air treatment filters.

Back to Contents

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable.

Back to Contents

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operations should be read together with our consolidated financial statements and related notes included below in this report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and with IFRS as adopted by the European Union.

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

OVERVIEW

Major Developments in 2009

Overview

As was the case in the second half of 2008, 2009 was marked by the financial crisis and its economic repercussions, and specifically:

•

significant exchange rate fluctuations, which modified the contribution of businesses from outside the Euro zone, particularly in Eastern Europe and in countries that use the U.S. dollar (or currencies tied to the U.S. dollar);

•

the volatility in energy prices and the decrease in both the volume and market price of CO2 emission rights;

•

the fall, followed by the stagnation or rise, in the price of certain recycled raw materials (particularly paper and cardboard);

•

the slowdown in activity, affecting volumes in the Environmental Services business lines, and, to a lesser extent, new construction orders in the Water and Energy Services Division;

•

the difficult financial situation of industrial companies and, to a lesser extent, public entities, which affected the performance of certain growth projects and the solvency of some customers.

The first signs of stabilization of the economic environment began to appear, nonetheless, during the second half of 2009.

This difficult economic climate affected our Environmental Services business units in particular and, to a lesser extent, the businesses of the other Divisions, in terms of the construction activities and sales of solutions to industrial customers.

Overall, revenue for the year ended December 31, 2009 fell 3.4% compared to the year ended December 31, 2008 (-2.7% at constant scope of consolidation and exchange rates). Adjusted operating cash flow (a non-GAAP measure that we use to assess performance, as discussed in more detail below) declined by 3.6% from 2008 to 2009, primarily in the Environmental Services Division (down 10.3%), despite the implementation of a cost-cutting plan. Adjusted operating income (another non-GAAP measure that we discuss below) declined by 15.1%, or 12.4% at constant exchange rates, again reflecting primarily a decline in the Environmental Services Division. Operating income increased by 3.0%, or 6.1% at constant exchange rates, primarily because substantial goodwill impairment charges (which do not affect adjusted operating cash flow or adjusted Operating Income) were recorded in the Environmental Services Division in 2008.

Back to Contents

Commercial Overview

We won several major contracts in 2009:

•

On January 21, 2009, Veolia Transport and RATP Développement formed a 50/50 joint venture to boost growth potential in Asia, primarily targeting China, South Korea and India. The joint venture was formed for an initial period of 20 years and will generate estimated annual revenue of approximately €100 million (full-year basis), with a business objective of €500 million of annual revenue in 2013.

•

On March 26, 2009, the consortium comprising Veolia Transport and its Moroccan partners won a 15-year contract to operate the collective transportation service for the Greater Rabat region, made up of 14 communes. This contract commenced in August 2009. The contract represents estimated total revenue of approximately €1,096 million.

•

On April 21, 2009, Veolia Eau announced that Canal Isabel II, the public company in charge of water services in the Madrid area, awarded a contract for the management of Spain’s biggest wastewater treatment plant (in terms of daily flows treated) to a consortium headed by Veolia Eau. This 4-year contract, which has a 2-year extension clause, covers the operation and maintenance of the main treatment plant for Madrid. The contract represents estimated total revenue of approximately €16 million for Veolia Eau.

•

On May 19, 2009, Veolia Environmental Services announced the win by its subsidiary, Veolia Environmental Services (UK), of a 20-year waste management and recycling contract, following a public tender launched by the Merseyside Waste Disposal Authority (MWDA). MWDA is a public body representing five Merseyside district councils located in the north-west of England and including the city of Liverpool. The contract, which commenced in June 2009, includes the development of a flagship materials recovery facility (MRF) at Gilmoss, Liverpool, with an annual capacity of 100,000 metric tons and a refurbishment program for existing infrastructure including improvements to the efficiency and yield of the Bidston MRF and the renovation and management of a network of 16 household waste recycling centers. The contract represents estimated total revenue of approximately £640 million (€720 million).

•

On May 28, 2009, Veolia Eau announced the signature with the public works authority of the city of Doha, the capital of Qatar, of a 7-year contract (with a 3-year extension clause) for the operation and maintenance of two wastewater treatment plants with respective daily waste capacity of 112,000 m3 and 12,000 m3 respectively. Once recycled, the wastewater will be reused for irrigation and agricultural purposes. This contract represents estimated total revenue of approximately €44 million.

•

On June 23, 2009, Veolia Eau announced the award by the Joint District Authority of the city of Chartres in France of a contract to build and operate the city’s new wastewater treatment plant. When the plant comes into service (34 months after the launch of studies), it will have a treatment capacity of 164,000 population equivalent, which may be extended to a 200,000 population equivalent by the end of the contract. The design and construction of the plant will be contracted-out by Veolia Eau to a consortium made up of OTV/Veolia Water Solutions & Technologies (a subsidiary of Veolia Eau and the lead company) and Ternois. This contract represents estimated total revenue of €156 million, including €54 million for construction activities and €102 million for the 20-year concession contract.

•

In July 2009, Veolia Transport was informed of the decision not to renew the Melbourne contract (train network). This contract represented annual revenue of approximately €410 million.

•

On July 7, 2009, the Group announced the signature by Veolia Transport of a 10-year contract (initial term of 5 years, with renewal for a further 5 years based upon performance goals) with the New Orleans Regional Transit Authority (RTA). Veolia Transportation, the U.S. subsidiary of Veolia Transport, will be responsible for all aspects of public transportation in New Orleans under a delegated management contract, including operations, safety, maintenance, customer care, routes and schedules, capital planning and grant administration. The contract represents estimated total revenue of approximately €202 million for Veolia.

•

On September 15, 2009, Veolia Eau announced that the Brazilian oil company Petrobras had awarded its subsidiary Veolia Water Solutions & Technologies, under a 50/50 joint venture with Enfil, a Brazilian water treatment engineering company, a contract for the design and construction of a water treatment and recycling plant at the Abreu e Lima Refinery, in Ipojuca, Pernambuco State, Brazil. This contract represents estimated total revenues for Veolia Eau of €123 million.

Back to Contents

•

On September 24, 2009, Veolia Transport announced it had won the bus operating contract for the Västra Götaland Region, west of Göteborg, Sweden. This 8-year contract will commence in June 2010 and represents annual revenues estimated at approximately €30 million.

•

On October 7, 2009, Veolia Transport announced it had won the public service delegation and transport contract for Mont Saint Michel in France. The joint authority with responsibility for the Bay of Mont Saint Michel selected Veolia Transport to operate public services to welcome and transport visitors to the site. The contract is for 13 years, three of which will be spent on the construction of the off-site parking lots and the operations center. It will generate estimated cumulative revenue of approximately €91 million.

•

In October 2009, Dalkia announced the signature of a contract with the Santa Maria della Misericordia University Hospital in Udine, Italy for the management of a heating network, integrated facilities management and thermal and multi-technical services. This 30-year contract represents estimated total revenue of €394 million.

•

On November 9, 2009, the Group announced the signature of a partnership between Dalkia and CEZ, the number-one electricity producer in the Czech Republic, to develop industrial cooperation that could potentially lead to asset transfers. As a first step, the Group will transfer 15% of Dalkia Czech Republic to CEZ for consideration of €93 million (Group share), subject to obtaining the necessary competition authorizations. This transaction has not yet been completed as of the date of this document.

•

On November 30, 2009, the Group announced that Veolia Environmental Services, via its subsidiary Ecospace Limited, had renewed the operating and maintenance contract for the hazardous waste treatment plant in Hong Kong for a period of 10 years commencing December 1, 2009. This contract strengthened Veolia Environmental Services’ position as a major player in the waste management and recovery market serving the Hong Kong community. It is expected to generate cumulative revenue of €174 million.

•

In December 2009, Dalkia announced the signature of a contract with Tersa Tractament y Seleccio de Residus SA in Spain for the management of a heating and cooling network in the Marina district of Barcelona. This 30-year contract represents estimated total revenue of €492 million.

The public service delegation contract between SEDIF (Great Paris Water Authority) and Veolia Eau in France expires at the end of 2010. A call for tenders is in progress for the renewal of this contract, which currently represents annual revenue of approximately €360 million. SEDIF announced on January 22, 2010 that it had short-listed Veolia and Suez Environnement as candidates for the renewal of this contract. A final decision is expected from SEDIF in June 2010 and the future contract will take effect on January 1, 2011.

Acquisitions Disposals and Partnerships

No major acquisitions were completed during 2009.

As part of its divestiture program, the Group made the following divestitures in 2009:

•

On June 24, 2009, Veolia Environmental Services announced that it had entered into exclusive discussions with TFN Group with respect to the sale of Veolia Propreté Nettoyage et Multiservices (VPNM). The sale was completed on August, 26, 2009 for an enterprise value of €111 million.

•

On July 6, 2009, Veolia Environmental Services announced the signature of an agreement relating to the sale of its U.S. incineration business (Montenay International); the partial sale of activities provided for in the agreement was completed in August 2009 for an enterprise value of €220 million.

•

On August 12, 2009, Dalkia announced the signature of an agreement for the sale of its Facilities Management activities in the United Kingdom for a total amount of €90 million (Group share) as of December 31, 2009.

•

On December 1, 2009, Veolia Environnement announced that its subsidiary Veolia Transport had completed the sale of Veolia Cargo to Transport Ferroviaire Holding (SNCF Group) and Europorte (Eurotunnel Group). Europorte purchased Veolia Cargo’s activities in France, while Transport Ferroviaire Holding purchased Veolia Cargo’s activities in Germany, the Netherlands and Italy. The divestiture of Veolia Cargo was completed in December 2009 for an enterprise value of €94 million.

Back to Contents

•

On December 22, 2009, Veolia Eau reviewed certain economic aspects (financial restructuring) and the governance rules of its partnership with Mubadala Development Company in our operating activities in North Africa and the Middle East. The joint venture, which was formerly fully consolidated, is now under proportionate consolidation due to these changes. This operation resulted in a €189 million reduction in Group debt as of December 31, 2009;

•

In the fourth quarter of 2009, the Group finalized the sale of a minority interest in Compagnie Méridionale de Navigation for €45 million, representing the entire remaining interest held by the Group.

•

Finally, in December 2009, the EBRD acquired an additional 6.88% interest in Veolia Voda (through a reserved share capital increase), the entity that conducts all of the Group’s Water Division operating activities in Central Europe, for €70 million. This brings the total interest of the EBRD in Veolia Voda to 16.88%.

Overall, industrial and financial divestitures (on an enterprise value basis), including share capital increases subscribed by non-controlling interests, totaled €1,291 million in fiscal year 2009.

•

The Group has decided to sell its activities in transportation in the United Kingdom and its Renewable Energies business in the Energy Services Division during the course of 2010. These activities correspond to cash-generating units and have been therefore reclassified in discontinued operations in the Group financial statements as of December 31, 2009.

•

On July 23, 2009 and as announced in August 2009, the Group and the Caisse des Dépôts et Consignations decided to enter into exclusive negotiations with a view to combining Transdev, a leading French transport operator, and Veolia Transport. The operation would take the form of a combination between Veolia Transport and Transdev, with the Caisse des Dépôts et Consignations and Veolia Environnement each owning 50% after analysis and valuation of the two companies, and subsequent adjustment of the financial structure. The planned combination is subject to reaching a definitive agreement, which is itself subject to approval by the regulatory authorities. This industrial project is anticipated to give rise to a global leader in public passenger transport, with around €8 billion in combined revenues and 130,000 employees.

In December 2009, Caisse des Dépôts et Consignations and Veolia Environnement reached a framework agreement for the combination, which primarily covers the financial structure of the new group, with a view to the signature of a final agreement in 2010. The proposed combination of Veolia Transport and Transdev would be carried out by way of the contribution of Veolia Transport and Transdev to a new entity, held 50% by Veolia Environnement, acting as the industrial operator so as to retain transportation as a key component of its environmental services, and 50% by Caisse des Dépôts et Consignations, acting as a long-term strategic shareholder. In order to contribute to the buy out of the RATP 25.6% shareholding in Transdev, the Group would divest certain Transport activities outside of France, as well as a limited number of Transport Division contracts in France as part of the combination with Transdev, in line with the project announced in August 2009.

Presentation of Information in this Section

Definition of “internal growth” and “external growth”

The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) encompasses growth resulting from the expansion of an existing contract, notably resulting from an increase in prices and/or volumes distributed or processed, as well as new contracts, and the acquisition of operating assets attributed to a particular contract or project.

The term “external growth” encompasses growth through acquisitions (completed in the current period, or which had an effect on revenues for only part of the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

Back to Contents

Non-GAAP Measures

We use a number of non-GAAP financial measures to manage our business and to supplement the financial information presented in accordance with IFRS. Non-GAAP financial measures are defined as numerical measures of performance, position or cash flows that (i) exclude amounts that would ordinarily be included in the most directly comparable IFRS measure or (ii) include amounts that would ordinarily be excluded from the most directly comparable IFRS measure. We discuss below the non-GAAP financial measures that we use in multiple places in this Section, the reasons why we believe they provide useful information and the location in this Section where they are reconciled to the most comparable IFRS measures. We provide similar information for non-GAAP measures that we use only once in the Sections where those terms are used. You should not place undue reliance on non-GAAP financial measures or regard them as a substitute for the most comparable IFRS measures. Furthermore, these non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, and are not meant to be predictive of future trends in results of operations, financial condition or cash flow.

The non-GAAP financial measures that we use in this section include the following:

“Adjusted operating cash flow” (known in French as capacité d’autofinancement opérationnelle) is an indicator that we use as a performance measure, which reflects the extent to which our operations produce cash. We believe this indicator is important for measuring our operating performance, because it eliminates non-cash charges such as depreciation, amortization and asset impairment, which can vary between similar operations based on the type of contractual relationship that we have with our customers. Adjusted operating cash flow is equal to operating income, adjusted to add or subtract (as applicable) depreciation, amortization and operational provisions expenses, impairment charges, replacement costs for concession assets (which are treated as investments in our consolidated cash flow statement), net gains on divestitures and other non-cash items (primarily IFRS 2 share-based compensation charges and fair value adjustments in respect of derivatives).

We use adjusted operating cash flow as a tool to manage our business, for purposes of evaluating our performance and for allocating resources internally, and as one of the elements that we use to determine variable compensation of our senior executives. Adjusted operating cash flow is reconciled to operating income for the years ended December 31, 2007, 2008, and 2009 under “—Results of Operations – Year ended December 31, 2009 compared to Year ended December 31, 2008” and “—Results of Operations – Year ended December 31, 2008 compared to Year ended December 31, 2007.”

“Adjusted operating income” and “Adjusted net income attributable to equity holders of the parent” are equal to operating income and net income attributable to equity holders of the parent, respectively, adjusted to exclude the impact of goodwill impairment charges and certain items that are “non-recurring.” An item is “non-recurring” if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units. We do not classify an item as “non-recurring” if the nature of the relevant charge or gain is such that it is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years. We believe that adjusted operating income and adjusted net income attributable to equity holders of the parent are useful measurement tools because they show the results of our operations excluding the impact of:

•

goodwill impairment charges, which we record when we determine that the value of a cash generating unit is less than its carrying value (as discussed under “—Critical Accounting Policies – Asset Impairment”), and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash generating unit, rather than results of operations in the period in question, and

•

“non-recurring items,” which by their nature are unlikely to be indicative of future trends in our results of operations.

We use adjusted operating income as a tool to manage our business, for purposes of evaluating our performance and for allocating resources internally. Adjusted operating income and Adjusted net income attributable to equity holders of the parent are reconciled to operating income and net income attributable to equity holders of the parent, in each case for the years ended December 31, 2007, 2008, and 2009 under “—Results of Operations – Year ended December 31, 2009 compared to Year ended December 31, 2008” and “—Results of Operations – Year ended December 31, 2008 compared to Year ended December 31, 2007.”

“Constant Exchange Rates” is a term that we use to refer to growth in our revenues, adjusted operating cash flow and operating income, excluding the impact of changes in foreign currency exchange rates. We calculate constant exchange rate figures by applying to current year figures the exchange rate from the preceding year. When we present percentage growth (or decline) on a constant exchange rate basis, we also present the corresponding figure on a current exchange rate basis.

Back to Contents

Accounting for concessions and other items

General

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

Change in Presentation of Replacement Costs as of January 1, 2010

Beginning on January 1, 2010, the Group’s presentation of replacement costs relating to concession assets in the context of public service delegation contracts in France will be changed, pursuant to an amendment to IAS 7.

Currently, all such replacement costs are considered in the consolidated cash flow statement as investments, regardless of whether the infrastructure was originally financed by the concession holder. As such, in the passage from “net income attributable to equity holders of the parent” to “net cash from operating activities,” replacement costs are eliminated under “Operating depreciation, amortization, provisions and impairment losses.” See Note 19 to the Consolidated Financial Statements included in this document.

As a result of the change that will take effect on January 1, 2010, the Group will eliminate replacement costs from net cash from operating activities in the consolidated cash flow statement and reduce the amount of maintenance-related investments presented in the consolidated cash flow statement. Consequently, when adjusting “Net income attributable to equity holders of the parent” to obtain “Net cash from operating activities,” replacement costs will no longer be eliminated under “Operating depreciation, amortization, provisions and impairment losses.” This amendment has no impact on net income or equity.

Critical accounting policies

We prepare our consolidated financial statements in conformity with IFRS as issued by the IASB and with IFRS as adopted by the European Union. Our consolidated financial statements are affected by the accounting policies used and the estimates, judgments and assumptions made by management during their preparation. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

The principal significant estimates and assumptions made by management during the preparation of our consolidated financial statements relate to the accounting policies used in connection with asset impairment, provisions, pension liabilities, deferred taxes and financial instruments.

Asset Impairment

The net carrying amount of non-financial assets, other than inventory and deferred tax assets is reviewed at each period-end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset (equal to the higher of fair value less costs to sell and value in use) is estimated and the net carrying amount of an asset or group of assets is reduced to its recoverable amount where this is lower. Impairment losses can be reversed, with the exception of those relating to goodwill.

Veolia Environnement performs systematic annual impairment tests on goodwill and other intangible assets with an indefinite useful life during our annual long-term planning review, or more frequently where there is an indication of loss in value. Where an exceptional impairment must be recorded, it is deducted in priority from goodwill allocated to the cash-generating unit (CGU) and then, where applicable, pro rata to the net carrying amounts of the other assets of the CGU.

Back to Contents

The value-in-use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given the Group’s activities, the CGUs generally represent a country in each Division. Future cash flows are taken for the first six years from the long-term plan validated by Executive Management. The main assumptions included in the calculation of the value-in-use of each CGU are the discount rate, changes in activity volumes, prices and direct costs (inflation rate) and investments over the period:

•

A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs: it is equal to the risk-free rate plus a risk premium weighted for country-specific risks. The discount rates estimated by management for each cash-generating unit therefore reflect current market assessments of the time value of money and the country specific risks to which the cash-generating unit is exposed, with the other risks reflected in the expected future cash flows from the assets.

•

Changes in volumes, prices and direct costs are based on past changes and expected future market trends.

•

The terminal value is calculated based on discounted forecast flows for the last year (2015). These flows include organic growth from factors such as inflation.

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2015 may not be considered a standard year. Therefore, exceptionally, the business plan was extended to 2024 for the “Water–China” CGU, in order to identify standard flows for the calculation of the terminal value. The growth rate to perpetuity set out in Note 4 of our consolidated financial statements applies from this year.

A 1% increase in the discount rate used would generate recoverable net present values for invested capital below the net carrying amounts for those assets in the balance sheets of certain CGUs. The resulting impairment charge would be approximately €291 million (including €129 million for the “Energy Services - United States” CGU, €62 million for the “Dalkia - Italy” CGU and €31 million for the “Environmental Services – Italy” CGU).

A 1% decrease in the perpetual growth rate used would generate recoverable net present values for invested capital below the net carrying amounts for those assets in the balance sheets of certain CGUs. The resulting impairment charge would be approximately €237 million (including €106 million for the “Energy Services - United States” CGU, €43 million for the “Dalkia - Italy” CGU and €24 million for the “Environmental Services – Italy” CGU).

Provisions

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

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

Veolia Environnement calculates provisions for restoration of waste storage facilities, recording accruals corresponding to the obligation to restore a site as waste is deposited, i.e. recording a non-current asset component and then discounting to obtain a present value. This asset is then amortized based on its depletion.

Provisions giving rise to an outflow after more than one year are discounted if the impact is material. Discount rates reflect current assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recorded in the Consolidated Income Statement in “Other financial income and expenses.”

Back to Contents

Pension Liabilities

We maintain several pension plans, and measure our obligations under these plans using a projected unit credit method, which requires us to estimate the probability of personnel remaining with us until retirement, foreseeable changes in future compensation and the present value of our liability on the basis of the appropriate discount rate for each monetary zone in which we maintain a pension plan. As a result, we record pension-related assets or liabilities in our accounts and we record the related net expenses over the estimated term of service of our employees.

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available. If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates estimated using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used. The assumptions used to measure pension liabilities as of December 31, 2009 are described in Note 30 to the consolidated financial statements.

The Group benefit obligation is especially sensitive to the discount rate and inflation. As of December 31, 2009, a 1% increase in the discount rate would decrease the benefit obligation by €237 million and current service costs by €10 million. A 1% decrease in the discount rate would increase the benefit obligation by €284 million and current service costs by €13 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €231 million and current service costs by €9 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €201 million and current service costs by €7 million.

A 1% increase in the expected rate of return assumption would generate additional income of €7.8 million.

Deferred Taxes

The income tax expense (credit) includes the current tax charge (credit) and the deferred tax charge (credit).

Deferred tax assets are recognized on deductible timing differences, tax loss carry forwards and/or tax credit carry forwards. Deferred tax assets and liabilities are adjusted for the effects of changes in prevailing tax laws and rates at the year end. Deferred tax balances are not discounted.

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

The determination of the proper classification of financial instruments requires management to exercise judgment, and depends in part on our intention regarding a given financial instrument, which is subject to change. Certain financial instruments (particularly derivative instruments that do not qualify for hedge accounting) are recorded in our consolidated balance sheet at fair value, and the change in fair value from one period to the next is recorded in our consolidated income statement as part of financial income and expense. Certain other financial instruments are recorded at fair value with the change from one period to the next recorded directly in equity, with the change released to the income statement upon sale or impairment. Certain other instruments are carried on the balance sheet at an amortized cost basis and subjected to impairment testing. Our determination regarding the classification of a financial instrument can have a material impact on our results of operations and our consolidated shareholders equity.

Back to Contents

Discontinued operations

In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the 2007 results of operations has been re-presented to take into account the divestiture of Clemessy and Crystal in the Energy Services Division in December 2008, the results of which were recorded as results from discontinued operations in 2008. The 2008 and 2007 income statements have been re-presented to classify as income from discontinued operations the results of operations of the following activities that have been divested or are in the process of being sold:

•

the freight activities and U.K. transportation activities for the Transportation Division;

•

the waste-to-energy incineration activities in the United States for the Environmental Services Division;

•

the renewable energy activities for the Energy Services Division.

The following assets and liabilities were classified as assets and liabilities held-for-sale as of December 31, 2009:

•

transportation activities in Switzerland and the United Kingdom,

•

Veolia Environmental Services in Ireland and incineration activities in the United States in the Environmental Services Division,

•

assets held jointly with Suez Environnement in France in the Water Division (as described below),

•

renewable energy activities in the Energy Services Division, and

•

all cogeneration activities in the Czech Republic in the Energy Services Division

Pursuant to the reciprocal purchase and sales agreement signed on December 19, 2008 between Suez Environnement and Veolia Environnement, which was to come into effect in 2009, certain assets jointly held with Suez were also reclassified in the balance sheet in assets and liabilities held for sale as of December 31, 2008. This agreement was still in effect as of December 31, 2009 and the corresponding assets and liabilities therefore remained classified as held for sale as of year end. These transactions were completed on March 22, 2010.

Back to Contents

RESULTS OF OPERATIONS

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue

Overview

The following table shows a breakdown of our revenues in 2008 and 2009:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
34,551.0	35,764.8	-3.4%	-2.7%	0.2%	-0.9%

Group consolidated revenue totaled €34,551.0 million compared to €35,764.8 million for the year ended December 31, 2008, representing a fall of 3.4% compared to 2008 (-2.5% at constant exchange rates).

The fall in revenue at constant exchange rates was mainly due to:

•

a drop in volumes in the Environmental Services Division (volumes collected and placed in landfill sites), which accounted for approximately 1.6% of the decrease in revenue at Group level;

•

the fall in the price of recycled materials in the Environmental Services Division, which accounted for approximately 0.8% of the decrease in revenue at Group level;

•

a fall in energy prices, which accounted for approximately 0.4% of the decrease in revenue at Group level;

•

a reduction in construction work in the Water Division. Growth in engineering-construction activity in the Water Division slowed in 2009, marked by the near completion of some significant construction contracts outside France.

For the first time since the start of the crisis, activity levels stabilized in the fourth quarter of 2009 in the Environmental Services Division, at constant consolidation scope and exchange rates, compared with the fourth quarter of 2008.

External growth was 0.2% (€87.9 million) and was mainly attributable to acquisitions in 2008 and divestitures in 2009.

Revenue from outside France totaled €20,795.6 million, representing 60.2% of total revenue compared with 59.6% in 2008.

The negative impact of the change in average foreign exchange rates between 2008 and 2009 of €326.9 million mainly reflects the depreciation against the Euro of the pound sterling for €238.3 million, central European currencies (Czech Republic and Poland) for €173.8 million and Northern European currencies (Norway and Sweden) for €87.5 million, partially offset by the appreciation of the U.S. dollar for €162 million.

Overall, revenue fell 2.7% at constant consolidation scope and exchange rates, mainly due to the decrease in activity in the Environmental Services Division (drop of 7.8% at constant consolidation scope and exchange rates).

Back to Contents

The following table shows a breakdown of our revenues by Division in 2009 and 2008:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	% Change 2009/2008
Water Environmental Services Energy Services Transportation Revenue	12,555.9 9,055.8 7,078.6 5,860.7 34,551.0	12,557.9 9,972.5 7,446.3 5,788.1 35,764.8	0.0% -9.2% -4.9% 1.3% -3.4%
Revenue at 2008 exchange rates	34,877.9	35,764.8	-2.5%

Water

The following table shows a breakdown of our revenues within the water Division in 2009 and 2008:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
12,555.9	12,557.9	0.0%	-0.4%	0.6%	-0.2%

In France, activity levels remained stable (+0.1% on a current basis and -0.3% at constant consolidation scope), despite a 0.2% fall in volumes distributed compared to 2008 and a slight decrease in engineering activity (-2% at constant consolidation scope).

Outside France and excluding Veolia Water Solutions & Technologies, revenue increased by 0.4% (+0.2% at constant consolidation scope and exchange rates) despite several major BOT (Build Operate & Transfer) contracts in Europe and the Middle East and DBO (Design Build & Operate) contracts in Australia coming to the end of the construction phase. The fall of 3.7% in Europe (-0.4% at constant consolidation scope and exchange rates) reflects the completion of construction work on BOT contracts in the United Kingdom and Brussels and a slight decrease in volumes. The 20.4% increase in revenue in Asia (12% at constant consolidation scope and exchange rates) is mainly due to engineering work and scope extensions in certain Chinese metropolitan areas (primarily Shanghai, Shenzhen and Tianjin Shibei).

Veolia Water Solutions & Technologies reported a 2.2% decrease in revenue to €2,469.9 million (-1.8% at constant consolidation scope and exchange rates). Activity was affected by the completion of certain major contracts outside France and the slowdown in the industrial economic environment.

Environmental Services

The following table shows a breakdown of our revenues within the Environmental Services (waste management) Division in 2009 and 2008:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
9,055.8	9,972.5	-9.2%	-7.8%	-0.1%	-1.3%

The economic crisis affected volumes of solid and hazardous waste collected and treated on behalf of industrial customers, although to varying degrees depending on the country and activity sector, and also, to a lesser extent, municipal customers.

Back to Contents

Revenue from sales of recycled materials (which contributed approximately 7% of Division revenue in 2009) remained down: average annual prices of recycled materials (paper, cardboard, ferrous and non-ferrous metal) remained significantly lower than in 2008, with the price of paper and cardboard reporting a progressive rise later in 2009. The price of ferrous metal and certain non-ferrous metals remains however significantly below 2008 levels.

•

In France, revenue slumped 10.8% (-9.3% at constant consolidation scope) due to a drop in industrial and commercial volumes linked to the economic slowdown and the decline in recycled material prices.

•

Outside France, activity reported a downturn of 8.6% (-7.4% at constant consolidation scope and exchange rates). The majority of geographical areas were affected by the economic context. The 8.9% fall in revenue in Germany (-11.3% at constant consolidation scope), was due to a reduction in volumes and prices in the paper business and a decrease in industrial waste volumes. Revenue in the United Kingdom (down 12.9% on a current basis and down 3.7% at constant consolidation scope and exchange rates) was affected by a decrease in industrial waste and volumes placed in landfill sites, although the positive contribution of integrated contracts helped limit this impact. In North America (down 4.2% on a current basis and down 9.1% at constant consolidation scope and exchange rates), a decrease in volumes collected affected all businesses but was offset in certain cases by price increases. The Asia-Pacific region (down 7.8% on a current basis and down 8.6% at constant consolidation scope and exchange rates) primarily suffered from a decrease in the level of services and industrial waste.

At constant consolidation scope and exchange rates, revenue was stable in the fourth quarter of 2009 compared to the fourth quarter of 2008, reflecting the stabilization of economic conditions in the second half of 2009.

Energy Services

The following table shows a breakdown of our revenues within the Energy Services Division in 2009 and 2008:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
7,078.6	7,446.3	-4.9%	-2.2%	-0.8%	-1.9%

Energy Services Division revenue fell 4.9% (-2.2% at constant consolidation scope and exchange rates). This decrease was mainly due to a slowdown in works and service activities on behalf of industrial customers and the negative effect of energy prices (-€139.5 million compared to 2008, primarily relating to natural gas sales that are made on a “pass-through” basis to customers). Overall, the impact of the weather was stable on 2009. The negative foreign exchange impact of €139.5 million is mainly attributable to Central European currencies.

•

In France, revenue fell 5.1% (-5.0% at constant consolidation scope) due to a negative price impact in the second half of the year and a slight contraction in the services business.

•

Outside France, the activity growth of 0.6% at constant consolidation scope and exchange rates (a decline of 5% on a current basis) was due to the increase in energy prices in Central Europe and the Baltic States. Construction work and service activities on behalf of industrial customers fell in Europe and particularly Southern Europe.

Back to Contents

Transportation

The following table shows a breakdown of our revenues within the Transportation Division in 2009 and 2008:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
5,860.7	5,788.1	1.3%	0.4%	1.5%	-0.6%

•

Passenger transport revenue rose 0.5% in France (fall of 0.9% at constant consolidation scope). Price adjustments and new contract wins (TPMR Toulouse, Louviers Urban, “Fil Vert de Touraine”) offset the impact of the loss of the Bordeaux contract in May 2009. Revenue was also negatively impacted by a decline in the airport and tourism businesses, in particular due to the economic environment.

•

Outside France, revenue increased 1.7% (1.0% at constant consolidation scope and exchange rates), reflecting the full-year impact of contracts that started mid-year in 2008 in North America and Germany, and despite the loss of the Melbourne contract in December and the Stockholm contract in November (negative impact of €34 million in 2009 compared to 2008) which had a limited impact on 2009, but will have a more significant impact in 2010.

•

External growth of 1.5% reflects the expansion of the partnership with RATP in Asia (Hong Kong and Nanjing Zhongbei tramways in China) and limited acquisitions in France and the United States.

Back to Contents

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region and Operating segment (Division):

Year ended December 31, 2009 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,751.2	1,371.8	640.0	1,637.9	690.5	255.8	1,162.0	857.5	1,189.2	12,555.9
Environmental Services	3,294.2	1,011.3	1,446.0	1,098.9	1,142.6	441.4	209.4	75.0	337.0	9,055.8
Energy Services	3,435.9	57.9	342.4	2,633.5	261.9	42.2	67.7	62.5	174.6	7,078.6
Transportation	2,274.1	526.3	49.8	1,440.9	858.0	560.8	61.6	22.6	66.6	5,860.7
Revenue	13,755.4	2,967.3	2,478.2	6,811.2	2,953.0	1,300.2	1,500.7	1,017.6	1,767.4	34,551.0

Year ended December 31, 2008 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,883.5	1,376.7	671.5	1,679.7	612.2	358.5	976.9	862.1	1,136.8	12,557.9
Environmental Services	3,693.9	1,108.8	1,667.7	1,195.6	1,178.8	479.3	226.7	79.9	341.8	9,972.5
Energy Services	3,625.1	57.8	487.9	2,595.1	322.0	53.4	56.0	60.6	188.4	7,446.3
Transportation	2,262.5	514.0	49.8	1,559.1	760.4	546.5	10.3	24.2	61.3	5,788.1
Revenue	14,465.0	3,057.3	2,876.9	7,029.5	2,873.4	1,437.7	1,269.9	1,026.8	1,728.3	35,764.8

Change (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(132.3)	(4.9)	(31.5)	(41.8)	78.3	(102.7)	185.1	(4.6)	52.4	(2.0)
Environmental Services	(399.7)	(97.5)	(221.7)	(96.7)	(36.2)	(37.9)	(17.3)	(4.9)	(4.8)	(916.7)
Energy Services	(189.2)	0.1	(145.5)	38.4	(60.1)	(11.2)	11.7	1.9	(13.8)	(367.7)
Transportation	11.6	12.3	0.0	(118.2)	97.6	14.3	51.3	(1.6)	5.3	72.6
Revenue	(709.6)	(90.0)	(398.7)	(218.3)	79.6	(137.5)	230.8	(9.2)	39.1	(1 213.8)
% Change	-4.9%	-2.9%	-13.9%	-3.1%	2.8%	-9.6%	18.2%	-0.9%	2.3%	-3.4%
% Change (at constant exchange rates)	-4.9%	-2.9%	-5.5%	1.1%	-2.8%	-8.6%	11.7%	-1.4%	3.7%	-2.5%

Back to Contents

Revenue trends have been affected by the fallout from the economic crisis, which is nonetheless variable between geographical areas and depends in particular on the mix of different Group businesses and the relative weight of the Environmental Services Division.

France

Revenue fell 4.9% in 2009; the Environmental Services business reported a slump of 10.8% in France (-9.3% at constant consolidation scope) due to a fall in industrial and commercial volumes associated with the economic slowdown and a decrease in the price of recycled materials.

The Water business also contracted primarily due to a 0.2% fall in volumes distributed compared to 2008. Finally, the Energy Services Division was affected by an unfavorable price effect in the second half of the year and a slight decrease in the services business.

Germany

The 2.9% fall in revenue was due to the marked decrease in activities in the Environmental Services Division (fall in the price of recycled raw materials and particularly paper and decrease in industrial and commercial waste collection volumes). Water Division activities were relatively stable and in particular the Braunschweig contract and activities in the Transportation Division enjoyed good organic growth.

United Kingdom

Revenue fell 5.5% in the United Kingdom, at constant exchange rates. Activity levels benefited from the ramp-up of new integrated contracts in the Environmental Services Division, despite a fall in volumes of close to 14% (collection and landfill sites). The decrease reported by the Water Division businesses was mainly due to the completion of a construction worksite in the non-regulated operations sector. Revenue in the Energy Services Division fell following the sale of Facilities Management activities in the United Kingdom.

Other European countries

Revenue growth at constant exchange rates was 1.1%. This was achieved thanks to the development of Energy Services businesses in the Baltic States and Central Europe (positive price and weather effects). Conversely, growth was dampened by the fall in volumes and prices of recycled materials in the majority of countries where the Environmental Services Division is present (in particular Norway), and the fall in activity in the Transportation (termination of Stockholm and Warsaw contracts) and Water (completion of work on the Brussels contract) Divisions.

United States

The fall of 2.8% at constant exchange rates was marked by the slump in activities in the Environmental Services Division due to the economic context (decrease in volumes across all businesses, partially offset by price increases). Activity in the Energy Services Division was penalized by the negative impact of the fall in the price of gas. Growth in the other sectors was achieved due to new contracts in the Transportation Division, the good resistance of construction activities and the start-up of the Milwaukee water-treatment contract, as well as increasing activity in Indianapolis in the Water Division.

Oceania

The slump of 8.6% at constant exchange rates was due to a fall in activities in the Environmental Services Division in Australia (mainly present in the services and industrial waste sectors) and the completion of construction work on the Gold Coast desalination plant in the Water Division.

Asia

The growth of 11.7% at constant exchange rates in Asia was mainly realized by the Water Division, resulting from recent developments in China, and, to a lesser extent, by the Transportation and Energy Services Divisions with the start-up of new contracts, mainly in China and Korea (new subway line in Seoul in the Transportation Division).

Rest of the world (including the Middle-East)

The growth of 1.8% at constant exchange rates was mainly due to a growth in construction activities in the Water Division in the Middle-East and the development of Proactiva in South America (in particular the new concession contract in the Water Division in Guayaquil).

Back to Contents

Operating income

Operating income for the year ended December 31, 2009 was €2,020.1 million, compared to €1,960.8 million for the year ended December 31, 2008, representing an increase of 3.0% at current exchange rates (6.1% at constant exchange rates). This increase was realized despite a decline in both adjusted operating cash flow and adjusted operating income, primarily as a result of the fact that significant goodwill impairment charges were recorded in the Environmental Services Division in 2008.

The principal factors that impacted the change in operating income from the year ended December 31, 2008 to the year ended December 31, 2009 were the following:

•

the change in adjusted operating cash flow, which is discussed below under “—Adjusted Operating Cash Flow.”,

•

the €35 million impairment of operating financial assets in Italy in the Environmental Services Division in 2009, following a review of the business plan incorporating the expected outcome of contractual negotiations still in progress as of December 31, 2009,

•

net charges to operating provisions in 2009 (compared to a net reversal/release of provisions in 2008), primarily encompassing asset risks, operating risks and litigation risks on certain contracts, as well as fair value adjustments on derivatives used to hedge the prices of raw materials,

•

impairment losses of €405.6 million recorded in 2008 in respect of goodwill and intangible assets of Veolia Environmental Services Germany,

•

the negative impact of the decrease in discount rates on site rehabilitation provisions of €56 million in 2009, compared to a reversal of €21 million in 2008, in the Environmental Services Division,

•

capital gains on disposals of €213.6 million in 2009 (including €99.0 million on the sale of Veolia Propreté Nettoyage et Multi-Services in the Environmental Services Division) compared to €114.1 million in 2008.

Net charges to operating depreciation and amortization increased from €1,663.9 million for the year ended December 31, 2008 to €1,790.1 million for the year ended December 31, 2009, as a result of new contracts and recent acquisitions. Net charges to operating provisions totaled €23.7 million for the year ended December 31, 2009, compared to a reversal of €119.9 for the year ended December 31, 2008.

Cost of sales totaled €28,786.2 million for the year ended December 31, 2009 (83.3% of total revenue), compared to €30,013.4 million for the year ended December 31, 2008 (83.9% of total revenue). Selling costs and general and administrative expenses for the year ended December 31, 2009 totaled €602.6 million and €3,338.1 million respectively, compared to €621.4 million and €3,218.6 million for the year ended December 31, 2008. Selling costs and general and administrative expenses represented 11.4% of revenue in 2009, compared to 10.7% in 2008. The modest increase in selling costs and general and adminisitrative expenses relates primarily to an increase in insurance costs and new IT systems.

Overall, industrial and financial capital gains totaled €213.6 million in 2009 compared to €114.1 million in 2008. We also recorded capital gains in 2008 on the sale of Clemessy and Crystal and in 2009 on the sale of the US incineration activities (Montenay International) in the Environmental Services Division and Freight activities in the Transportation Division, which are recorded under income from discontinued operations, and thus are not included in operating income.

Back to Contents

Adjusted operating cash flow

Adjusted operating cash flow was €3,955.8 million in 2009, compared with €4 105.4 million in 2008, a decline of 3.6% at current exchange rates and 1.7% at constant exchange rates. The limited decline in adjusted operating cash flow from 2008 to 2009, in a difficult economic climate, demonstrates the Group’s ability to adapt its cost structure to a drop in volumes and prices. The decline in adjusted operating cash flow resulted primarily from lower results in the Environmental Services Division (volumes, prices of recycled materials sold). For the Group, this contraction was largely offset by a major effort to reduce costs which led to total savings in excess of €380 million compared to prior year costs on the same projects, and by the greater resilience of our other business activities to the business environment. The total cost savings included €126 million realized pursuant to a supplementary cost reduction program in the Environmental Services Division due to the slowdown of the economy, and €255 million pursuant to the Group’s overall Efficiency Plan.

In this way, the Group successfully maintained its adjusted operating cash flow margin (equal to adjusted operating cash flow as a percentage of revenues) between 2008 and 2009 at 11.5%, despite the difficult economic environment.

The total negative exchange rate impact on adjusted operating cash flow of €78.4 million was primarily due to the depreciation of the pound sterling in the amount of €44.1 million, mainly in the Water and Environmental Services Divisions, and the depreciation of Central European currencies in the amount of €33.1 million, mainly in the Energy Services Division. These and other downward movements in currencies were partially offset by the appreciation of the U.S. dollar in the amount of €19.1 million, mainly in the Environmental Services Division.

The following table breaks down adjusted operating cash flow by Division, at both current and constant exchange rates:

	Adjusted operating cash flow
	Year ended December 31, 2009	Year ended December 31, 2008	Change
			Current exchange rates	Constant exchange rates
Water	1,836.6	1,821.3	0.8%	2.6%
Environmental Services	1,194.1	1,331.4	-10.3%	-8.8%
Energy Services	740.1	758.8	-2.5%	0.8%
Transportation	327.0	287.4	13.8%	14.7%
Holding companies	(142.0)	(93.5)
Adjusted operating cash flow	3,955.8	4,105.4	-3.6%
Adjusted operating cash flow at 2008 exchange rates	4,034.2	4,105.4		-1.7%

Back to Contents

The following table shows a reconciliation of our adjusted operating cash flow to our operating income by Division in 2009 and 2008:

		Adjustments						Operating Income
Year ended December 31, 2009 (€ million)	Adjusted Operating Cash Flow	Net (charges)/reversals to operational provisions	Net depreciation and amortization charges	Replacement costs	Goodwill Impairment	Net gains on divestitures (*)	Others (**)
Water	1,836.6	9.5	(498.0)	(245.7)	-	25.1	36.8	1,164.3
Environmental Services	1,194.1	(54.2)	(807.2)	-	-	123.8	(2.7)	453.8
Energy Services	740.1	(22.8)	(229.6)	(115.2)	(1.0)	43.5	0.5	415.5
Transportation	327.0	52.1	(242.4)	-	(5.5)	21.2	0.5	152.9
Holding companies	(142.0)	(8.3)	(12.9)	-	-	-	(3.2)	(166.4)
Total	3,955.8	(23.7)	(1,790.1)	(360.9)	(6.5)	213.6	31.9	2,020.1

(*):

Primarily net gains on sale of Veolia Propreté Nettoyage et Multiservices for €99 milllions in the Environmental Services Division.

(**):

Primarily fair value adjustment on derivatives in the Water Division.

		Adjustments						Operating Income
Year ended December 31, 2008 (€ million)	Adjusted Operating Cash Flow	Net (charges)/reversals to operational provisions	Net depreciation and amortization charges	Replacement costs	Goodwill Impairment (*)	Net gains on divestitures	Others (**)
Water	1,821.3	51.4	(468.3)	(263.6)	2.3	67.5	(12.1)	1,198.5
Environmental Services	1,331.4	(14.6)	(723.5)	-	(343.0)	16.3	(1.4)	265.2
Energy Services	758.8	13.2	(222.5)	(126.7)	5.0	11.6	(5.0)	434.4
Transportation	287.4	71.1	(238.3)	-	33.5	18.6	(1.8)	170.5
Holding companies	(93.5)	(1.2)	(11.3)	-	-	0.1	(1.9)	(107.8)
Total	4,105.4	119.9	(1,663.9)	(390.3)	(302.2)	114.1	(22.2)	1,960.8
(*) Primarily goodwill impairment for German activities in the Environmental Services Division in 2008. (**): Primarily fair value adjustment on derivatives in the Water Division.

For a discussion of adjusted operating cash flow by Division, see “—Adjusted Operating Cash Flow, Adjusted Operating Income and Operating Income by Division.”

Back to Contents

Adjusted Operating Income

Adjusted operating income was €1,932.4 million for the year ended December 31, 2009, compared to €2,275.0 million for the year ended December 31, 2008, representing a decline of 15.1% (-12.4% at constant exchange rates). Changes in operating income and adjusted operating income break down as follows:

	Operating income				Adjusted operating income
	Year ended December 31, 2009	Year ended December 31, 2008	% change	% change at constant exchange rates	Year ended December 31, 2009	Year ended December 31, 2008	% change	% change at constant exchange rates
Water	1,164.3	1,198.5	-2.9	-0.3	1,164.3	1,196.2	-2.7	-0.1
Environmental Services	453.8	265.2	71.1	75.5	359.8	620.2	-42.0	-40.1
Energy Services	415.5	434.4	-4.4	-0.3	416.4	429.4	-3.0	1.0
Transportation	152.9	170.5	-10.3	-9.8	158.3	137.0	15.6	16.2
Holding companies	(166.4)	(107.8)			(166.4)	(107.8)
Total	2,020.1	1,960.8	3.0	6.1	1,932.4	2,275.0	-15.1	-12.4
Total at 2008 exchange rates	2,080.7	1,960.8			1,993.0	2,275.0

The following table shows a reconciliation of our adjusted operating income to our operating income by Division in 2009 and 2008:

Year ended December 31, 2009		Adjustments
(€ million)	Adjusted	Impairment losses	Other	Total
Water	1,164.3	-	-	1,164.3
Environmental Services	359.8	-	94.0*	453.8
Energy Services	416.4	(0.9)	-	415.5
Transportation	158.3	(5.4)	-	152.9
Holding companies	(166.4)	-	-	(166.4)
Total	1,932.4	(6.3)	94.0	2,020.1
* Represents primarily capital gains realized on the disposal of Veolia Propreté Nettoyage et Multi-Services.

Year ended December 31, 2008		Adjustments
(€ million)	Adjusted	Impairment losses	Other	Total
Water	1,196.2	-	2.3	1,198.5
Environmental Services	620.2	(343.0)**	(12.0)	265.2
Energy Services	429.4	-	5.0	434.4
Transportation	137.0	(37.7)	71.2***	170.5
Holding companies	(107.8)	-		(107.8)
Total	2,275.0	(380.7)	66.5	1,960.8

**

Represents primarily impairment charges relating to Veolia Environmental Services Germany.

***

Represents primarily badwill recorded in the income statement related to the purchase of minority interests in SNCM.

Back to Contents

Adjusted Operating Cash Flow, Adjusted Operating Income and Operating Income - Divisions

Water

The Water Division reported adjusted operating cash flow of €1,836.6 million for the year ended December 31, 2009, compared to €1,821.3 million for the year ended December 31, 2008, representing an increase of 2.6% at constant exchange rates (0.8% at current exchange rates). The adjusted operating cash flow margin increased from 14.5% in 2008 to 14.6% in 2009, reflecting an increase in the margin on operating activities and a decrease in the margin on construction activities.

•

In France, adjusted operating cash flow was affected by the decrease in volumes compared to 2008 and the slowdown in construction work associated with the current economic environment; it nonetheless benefited from further productivity gains and a positive indexing effect.

•

Outside France, the increase in Adjusted operating cash flow was significant, particularly in Asia thanks to tight control over overhead and development costs. In Europe the good resistance of activities offset the negative foreign exchange impact (particularly in the United Kingdom), despite a decrease in volumes delivered in 2009 and the one-off positive impact of the provisional acceptance of the Brussels plant in 2008. The Africa/Middle-East region reported an increase in Adjusted operating cash flow, mainly due to an increase in volumes and prices.

•

Finally, Veolia Water Solutions Technologies reported a decrease in Adjusted operating cash flow, due to a slowdown in business.

The Efficiency Plan had a positive impact on adjusted operating cash flow of €87 million in 2009.

Operating income declined modestly to €1,164.3 million for the year ended December 31, 2009, compared to €1,198.5 million for the year ended December 31, 2008, although it was essentially stable at constant exchange rates. Adjusted operating income was stable at constant exchange rates, but decreased by 2.7% at current exchange rates, to €1,164.3 million for the year ended December 31, 2009, compared to €1,196.2 million for the year ended December 31, 2008.

The Water Division’s operating income was affected by an increase in operating depreciation and amortization charges between 2008 and 2009 and a decrease in net gains on disposals of industrial and financial assets. Net reversals to operating provisions totaled €9.5 million for the year ended December 31, 2009, compared to €51.4 million for the year ended December 31, 2008, primarily as a result of fair value adjustments in respect of hedging derivatives. Net charges to depreciation and amortization totaled €498.0 million for the year ended December 31, 2009, compared to €468.3 million for the year ended December 31, 2008.

Overall, the operating income margin (operating income as a percentage of revenue) and the adjusted operating income margin (adjusted operating income as a percentage of revenue) fell from 9.5% in 2008 to 9.3% in 2009.

Environmental Services

The Environmental Services Division reported adjusted operating cash flow of €1,194.1 million for the year ended December 31, 2009, compared to €1,331.4 million for the year ended December 31, 2008, representing a decrease of 10.3% (or a decrease of 8.8% at constant exchange rates).

The fall in waste volumes and primarily industrial and hazardous waste volumes and the slump in the price of recycled materials (paper and non-ferrous metal) compared to 2008, had a major impact on operating performance in this sector in all major countries (France, United Kingdom, Germany, Australia and the United States). The positive impact of the cost-cutting plan (€126 million in 2009) and the Efficiency Plan (€72 million) and the favorable impact of the fall in fuel prices progressively enabled a turnaround in trends which became positive at the year-end as economic conditions stabilized.

Operating income in Environmental Services was €453.8 million for the year ended December 31, 2009, compared to €265.2 million for the year ended December 31, 2008, representing an increase of 71.1% (+75.5% at constant exchange rates). This balance includes the capital gain realized on the sale of Veolia Propreté Nettoyage et Multi-Services of €99 million in 2009, compared to substantial impairment losses recognized in Germany (€405.6 million) in 2008.

Back to Contents

Adjusted operating income was €359.8 million for the year ended December 31, 2009 (excluding the capital gain realized on the sale of Veolia Propreté Nettoyage et Multi-Services), compared to €620.2 million for the year ended December 31, 2008 (excluding the substantial impairment losses in Germany), representing a decrease of 42% (-40.1% at constant exchange rates).

Adjusted operating income of the Environmental Services Division for the year ended December 31, 2009 includes a €35 million impairment of operating financial assets in Italy, following a review of the business plan incorporating the expected outcome of ongoing contractual negotiations. 2008 adjusted operating income included an impairment charge of €62.6 million on intangible assets recognized on the acquisition of Sulo.

The fall in adjusted operating income also includes a negative impact of €77 million compared to 2008, associated with the decrease in discount rates used as of December 31 each year to calculate site rehabilitation provisions. Net charges to operating provisions totaled €54.2 million for the year ended December 31, 2009, compared to €14.6 million for the year ended December 31, 2008. Net charges to operating depreciation and amortization totaled €807.2 million for the year ended December 31, 2009, compared to €723.5 million for the year ended December 31, 2008.

The adjusted operating cash flow margin (adjusted operating cash flow as a percentage of revenues from continued operations) decreased from 13.4% in 2008 to 13.2% in 2009. The improvement in the adjusted operating cash flow margin rate in the fourth quarter of 2009 on the same period in 2008 was substantial, increasing from 11.8% in the 4th quarter of 2008 to 14.7% in the 4th quarter of 2009. The operating income margin (operating income as a percentage of revenue) increased from 2.7% in 2008 to 5.0% in 2009. However, the adjusted operating income margin (adjusted operating income as a percentage of revenue) fell from 6.2% in 2008 to 4.0% in 2009.

Energy Services

The Energy Services Division reported adjusted operating cash flow of €740.1 million for the year ended December 31, 2009, compared to €758.8 million for the year ended December 31, 2008, representing a decrease of 2.5% (increase of 0.8% at constant exchange rates).

The Division’s adjusted operating cash flow benefited from the increase in energy prices (coal and electricity) in Central European countries and the Baltic States. Sales of CO2 allowances contributed less than in 2008. Finally, the reduction in construction work impacted the performance of certain entities, particularly in Southern Europe.

In France, adjusted operating cash flow was affected by the decrease in sales of CO2 allowances, the negative impact of energy prices and the slowdown in the industrial services business, despite the effects of the Efficiency Plan.

The Efficiency Plan had a positive impact of €56 million in 2009.

The adjusted operating cash flow margin increased from 10.2% in 2008 to 10.5% in 2009.

Operating income was €415.5 million for the year ended December 31, 2009, compared to €434.4 million for the year ended December 31, 2008, representing a decrease of 4.4% at current exchange rates (-0.3% at constant exchange rates).

Adjusted operating income was €416.4 million for the year ended December 31, 2009, compared to €429.4 million for the year ended December 31, 2008, representing a decrease of 3% at current exchange rates (increase of 1.0% at constant exchange rates).

Net charges to operating provisions totaled €22.8 million for the year ended December 31, 2009, compared to a net reversal of €13.2 million for the year ended December 31, 2008. Net charges to operating depreciation and amortization totaled €229.6 million for the year ended December 31, 2009, compared to €222.5 million for the year ended December 31, 2008.

Overall, both the operating income margin and the adjusted operating income margin increased from 5.8% in 2008 to 5.9% in 2009.

Back to Contents

Transportation

The Transportation Division reported adjusted operating cash flow of €327.0 million for the year ended December 31, 2009, compared to €287.4 million for the year ended December 31, 2008, representing a rise of 13.8% (14.7% at constant exchange rates).

The increase in adjusted operating cash flow is attributable to the improved performance of operations previously generating insufficient profits as well as productivity gains, particularly in France, Northern Europe and North America, which offset the fall in airport and tourist activities.

The positive impact on adjusted operating cash flow, net of hedging arrangements, of the fall in fuel prices is estimated at approximately €22 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. The Efficiency Plan had a positive impact on adjusted operating cash flow of €40 million in 2009.

The adjusted operating cash flow margin increased from 5.0% in 2008 to 5.6% in 2009, whereas overall, the operating income margin fell from 2.9% in 2008 to 2.6% in 2009. The adjusted operating income margin increased from 2.3% in 2008 to 2.7% in 2009.

Operating income for the Transportation Division was €152.9 million for the year ended December 31, 2009, compared to €170.5 million for the year ended December 31, 2008, representing a decrease of 10.3% (-9.8% at constant exchange rates). The decrease resulted in large part from the positive impact in 2008 of badwill recorded upon the purchase of minority interests in SNCM, which was only partially offset by goodwill impairment charges.

Adjusted operating income (which excludes the impact of badwill and goodwill impairment) was €158.3 million for the year ended December 31, 2009, compared to €137 million for the year ended December 31, 2008, representing an increase of 15.6% (+16.2% at constant exchange rates).

Net reversals of operating provisions totaled €52.1 million for the year ended December 31, 2009, compared to €71.1 million for the year ended December 31, 2008. Net charges to operating depreciation and amortization totaled €242.4 million for the year ended December 31, 2009, compared to €238.3 million for the year ended December 31, 2008.

Unallocated operating income / (loss)

Unallocated operating loss (representing operating income or loss of of holding company activities) was €107.8 million in 2008 and €166.4 million in 2009. Adjusted operating loss of holding companies was identical to operating loss in both years. The adjusted operating cash flow of holding companies fell from negative €93.5 million in the year ended December 31, 2008 to negative €142.0 million in the year ended December 31, 2009.

The increase in costs for the year is mainly due to a rise in mutual insurance costs following an increase in the claims rate and the cost of transactions in progress at year-end and particularly the combination of Veolia Transport and Transdev.

Net Finance costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008
Income	96.1	202.2
Expenses	(880.4)	(1,111.2)
Finance costs, net	(784.3)	(909.0)

Net finance costs decreased whereas the average financial debt rose from €16,142 million in 2008 to €16,466 million in 2009. This decline in net finance costs was attributable to the reduction in the financing rate from 5.61% in 2008 to 4.76% in 2009. The “financing rate” is equal to the ratio of net financing costs, excluding fair value adjustments to instruments that do not qualify for hedge accounting, to average monthly net financial debt for the period. See Item 5: “Liquidity and Capital Resources – Net Financial Debt” for a discussion of net financial debt.

Back to Contents

This decrease by approximately 1% in the financing rate was primarily due to:

•

the decline in short-term rates for the floating-rate portion of debt (particularly Eonia, Euribor, Libor GBP and USD);

•

partially offset by the return on cash and cash equivalents (cash arising from a €2 billion bond issue on April 24, 2009) invested in short-term low risk instruments offering a return comparable to Eonia.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008
Net gains on loans and receivables	13.9	43.3
Net gains and losses on available-for-sale assets (including dividends)	8.0	9.3
Assets and liabilities at fair value through profit and loss	(22.9)	35.1
Unwinding of the discount on provisions	(83.0)	(73.3)
Foreign exchange gains and losses	(10.7)	(42.8)
Other	(15.6)	(10.8)
Other financial income and expenses	(110.3)	(39.2)

Other financial expenses increased from €39.2 million for the year ended December 31, 2008 to €110.3 million for the year ended December 31, 2009. This was mainly due to a €29.4 million decrease in net gains on loans and receivables, and a €58 million negative difference in fair value adjustments on assets recorded at fair value through profit and loss, of which €60 million related to the indexation clauses in Water Division contracts. In addition, improved currency management resulted in a reduction in foreign exchange losses from €42.8 million in 2008 to €10.7 million in 2009.

Income Tax Expense

The consolidated income tax expense of the Group for the year ended December 31, 2009 was €242.2 million compared to €462.0 million for the year ended December 31, 2008.

As a percentage of pre-tax net income from continuing operations (adjusted to eliminate our share in the net income of associates),, the effective tax rate was 21.5% for 2009, compared to 45.6% for 2008. The decline in this rate was mainly attributable to the inclusion in the 2008 effective tax rate of the impacts of unfavorable changes in tax legislation, asset impairments with no tax savings and the contribution of loss-making subsidiaries which have no prospects of recovery (inventory effect). In contrast, the 2009 tax rate includes the positive impacts arising from disposal gains taxed at low rates.

Share of Net Income of Associates

The share of net income from associates decreased from €19.4 million in 2008 to €1.4 million in 2009, mainly due to the divestiture in 2009 of Compagnie Méridionale de Navigation in the Transportation Division.

Net Income / (Loss) from Discontinued Operations

The net loss from discontinued operations totaled €42.8 million in 2009, compared to net income of €139.2 million in 2008. The 2009 net loss was mainly due to the gains and losses arising from the divestiture of Freight activities (Veolia Cargo) in the Transportation Division in December 2009 and the incineration business in the United States within the Environmental Services Division in August 2009. It also includes the net income or loss from activities in the United Kingdom in the Transportation Division and Renewable Energy activities in the Energy Services Division in the process of being sold at the year-end. In 2008, the net income mainly included the capital gain arising from the disposal of Clemessy and Crystal in the Energy Services Division for a net amount of €176.5 million, with a share attributable to non-controlling interests of €60 million.

Back to Contents

Net income for the year attributable to non-controlling interests

Net income attributable to non-controlling interests was €257.8 million in 2009, compared to €304.1 million in the previous year. In 2008, this income included the capital gain realized on the divestiture of Clemessy and Crystal in the Energy Services Division of €60 million.

Net income attributable to equity holders of the parent

Net income for the year attributable to equity holders of the parent totaled €584.1 million in 2009, compared to €405.1 million in 2008. Adjusted net income attributable to equity holders of the parent was €538.1 million in 2009, compared to €687.2 million in 2008.

After adjustment for the share dividend distribution in 2009, basic and diluted earnings per share attributable to equity holders of the parent were both €1.24 in 2009, compared to €0.88 (basic) and €0.87 (diluted) in 2008. Basic and diluted adjusted net income per share attributable to equity holders of the parent were both €1.14 in 2009, compared to €1.49 (basic) and €1.48 (diluted) in 2008. See Item 3, “Key Information – Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Adjusted net income attributable to equity holders of the parent for the year ended December 31, 2009 is determined as follows:

Year ended December 31, 2009 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,932.4	87.7(1)	2,020.1
Net finance costs	(784.3)	-	(784.3)
Other financial income and expenses	(110.3)	-	(110.3)
Income tax expense	(242.2)	-	(242.2)
Share of net income of associates	1.4	-	1.4
Net income from discontinued operations	-	(42.8)	(42.8)
Non-controlling interests	(258.9)	1.1	(257.8)
Net income attributable to owners of the Company	538.1	46.0	584.1
(1) Adjustments to operating income are described above under “Operating Income – Adjusted Operating Income”.

Adjusted net income attributable to equity holders of the parent for the year ended December 31, 2008 is determined as follows:

Year ended December 31, 2008 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	2,275.0	(314.2) (1)	1,960.8
Net finance costs	(909.0)	-	(909.0)
Other financial income and expenses	(39.2)	-	(39.2)
Income tax expense	(420.1)	(41.9) (2)	(462.0)
Share of net income of associates	19.4	-	19.4
Net income from discontinued operations	-	139.2	139.2
Non-controlling interests	(238.9)	(65.2) (3)	(304.1)
Net income attributable to owners of the Company	687.2	(282.1)	405.1
Published net income attributable to owners of the Company	658.6	(253.5)	405.1

(1)

 Adjustments to operating income are described above under “Operating Income – Adjusted Operating Income.

(2)

Impairment charge in respect of deferred tax assets in Germany in the Environmental Services Division following the review of the Veolia Propreté Germany business plan.

(3)

 Primarily the share attributable to non-controlling interests of €60 million arising from the disposal of Clemessy and Crystal in the Energy Services Division.

Back to Contents

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue for the years ended December 31, 2008 and 2007

Overview

The following table shows a breakdown of our revenues in 2008 and 2007:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	Internal growth	External growth	Foreign Exchange Impact
35,764.8	31,574.1	13.3%	9.6%	6.1%	-2.4%

Our consolidated revenue for the year ended December 31, 2008 amounted to €35,764.8 million compared to €31,574.1 million for the year ended December 31, 2007, an increase of 13.3% at current exchange rates and 15.7% at constant exchange rates. Internal growth was 9.6%, including internal growth of 13.4% recorded outside France.

External growth was 6.1%, particularly due to acquisitions by Veolia Propreté in Germany, Italy and France (total contribution of €828.6 million in 2008), by Veolia Energie in the United States (€303.5 million) and by Veolia Eau, primarily in the United Kingdom and Japan (total contribution of approximately €268.4 million). The contribution of acquisitions enabled us to accelerate our growth outside France, where revenue totaled €21,299.7 million or 59.6% of total revenue, compared to 57.1% in 2007.

The net negative impact of foreign exchange rates of €751.7 million mostly reflected the depreciation of the US dollar (negative €179.6 million) and the British pound (negative €422.5 million), partially offset by the appreciation of the Czech Koruna (€109.0 million).

The following table shows a breakdown of our revenues by Division in 2008 and 2007:

(In € millions, except for %)	2008	2007	% change 2008/2007

Water	12,557.9	10,927.4	14.9%
Environmental Services	9,972.5	9,057.2	10.1%
Energy Services	7,446.3	6,200.4	20.1%
Transportation	5,788.1	5,389.1	7.4%
Total revenue	35,764.8	31,574.1	13.3%
Total revenue at constant 2007 exchange rate	36,516.5	31,574.1	15.7%

Water

The following table shows a breakdown of our revenues within the Water Division in 2008 and 2007:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	Internal growth	External growth	Foreign Exchange Impact
12,557.9	10,927.4	14.9%	13.4%	3.3%	-1.8%

In France internal growth amounted to 3.4% (excluding foreign construction subsidiaries and entities), as a result of price indexing, a wider service offering and growth in engineering work, which offset the approximately 1.9% drop in the volume of water distributed in 2008 as compared to 2007.

Back to Contents

Outside France and excluding Veolia Water Solutions & Technologies, revenue increased by 16.5% (12.3% on a constant consolidation scope and exchange rate basis). In Europe, growth of 13.2% (8.5% on a constant consolidation scope and exchange rate basis) reflected the acquisition of new non-regulated water operations in the UK, the completion of the Brussels plant and strong activity in Germany. Sustained activity was also experienced in the Africa/Middle East region, with an increase of almost 14.1% at constant consolidation scope and exchange rates (15.2% at current scope and exchange rates) due primarily to the Oman Sur and Mauritanian contracts. In the Asia/Pacific region, strong growth of 23.4% at constant consolidation scope and exchange rates (32.9% at current scope and exchange rates) was largely fueled by the start up of new municipal and industrial contracts in China (Lanzhou, Haikou and Tianjin), by increased volumes and the extension of the Shenzhen concession and by engineering activities in Australia (Sydney desalination contract). In the United States, growth of 8.8% at constant consolidation scope and exchange rates (4.5% at current scope and exchange rates) mainly reflected the start up of the Milwaukee contract and good engineering activity levels in Indianapolis.

Veolia Water Solutions & Technologies reported revenue of €2,524.9 million in 2008, up 36.3% at constant consolidation scope and exchange rates (34.2% at current scope and exchange rates), due to municipal and industrial design and build projects, in particular in the Middle East.

Environmental Services

The following table shows a breakdown of our revenues within the Environmental Services (waste management) Division in 2008 and 2007:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	Internal growth	External growth	Foreign Exchange Impact
9,972.5	9,057.2	10.1%	4.3%	10.3%	-4.5%

In France, revenue increased by 11.2% (3.8% at constant consolidation scope). External growth was attributable to the acquisition of Bartin Aero Recycling Group, finalized in February 2008. Internal growth was bolstered by the sustained level of non-hazardous household and industrial waste processing activities (both landfill and incineration). However the economic slowdown, first observed in the third quarter of 2008 and which accelerated in the fourth quarter, brought an abrupt end to trends observed during the first half of the year. This slowdown had a particularly significant impact on the sorting, recycling and trading businesses, due to the sharp decrease in the price of recyclable paper and metals, as well as activities with industrial customers (decrease in volumes of both hazardous and non-hazardous waste).

Outside France, all of the Division’s regions contributed to internal growth of 4.4% (9.4% at current consolidation scope and exchange rates), which slowed considerably during the fourth quarter as a result of economic trends in North America, the UK and above all in Germany, where volumes fell significantly. For the year as a whole, growth in North America (7.8% at constant consolidation scope and exchange rates and 1.6% at current consolidation scope and rates) was sustained by price increases in the solid waste sector, which offset the decrease in volumes, and by the strong market for hazardous waste management and industrial services. In the UK, growth amounted to 8.6% at constant consolidation scope and exchange rates (6.7% decrease at current consolidation scope and exchange rates), reflecting in particular the new contracts won. In Germany, revenue was down compared to 2007 beginning in the third quarter (18.9% decline in the second half of 2008 at constant consolidation scope and exchange rates), following the loss of several contracts in the used packaging business (such as DSD) as well as lower volumes in industrial waste management. The recycling business was also strongly affected by the decrease in prices for recycled materials. In Asia, the development of recently won contracts was a strong factor in internal growth of 22.0% (25% at current consolidation scope and exchange rates). Finally, growth of 14.4% at constant consolidation scope and exchange rates (11.3% at current consolidation scope and exchange rates) in the Pacific region was attributable to growth in the waste collection and processing sector and industrial services.

External growth of 10.3% essentially reflected the acquisition of Veolia Propreté Germany (formerly SULO), which contributed revenue of €522.3 million in the first half of 2008 (SULO was consolidated as from July 2, 2007), of VSA Tecnitalia (formerly TMT) in Italy, which contributed revenue of €59.7 million in 2008, and of Bartin Aero Recycling Group in France (consolidated with effect from February 2008), which contributed revenue of €246.6 million in 2008.

Back to Contents

Energy Services

The following table shows a breakdown of our revenues within the Energy Services Division in 2008 and 2007:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	Internal growth	External growth	Foreign Exchange Impact
7,446.3	6,200.4	20.1%	12.0%	8.7%	-0.6%

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

Transportation

The following table shows a breakdown of our revenues within the Transportation Division in 2008 and 2007:

2008 (in € millions)	2007 (in € millions)	% change 2008/2007	Internal growth	External growth	Foreign Exchange Impact
5,788.1	5,389.1	7.4%	7.7%	1.8%	-2.1%

Revenue increased by 7.1% in France based on a constant consolidation scope (7.8% at current consolidation scope), underpinned by the Division’s continuing development in urban and intercity transport.

Outside France, revenue increased by 8.5% (at constant consolidation scope and exchange rates), due to the full effect of the new contracts signed in North America and Germany and of strong growth in Australia.

External growth of 1.8% principally reflected the acquisition of People Travel Group in Sweden in 2007.

Back to Contents

Revenue by geographical region

The following table shows a breakdown of our revenue by geographical region and Operating segment (Division):

December 31, 2008 (in € million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,883.5	1,376.7	671.5	1,679.7	612.2	358.5	976.9	862.1	1,136.8	12,557.9
Environmental Services	3,693.9	1,108.8	1,667.7	1,195.6	1,178.8	479.3	226.7	79.9	341.8	9,972.5
Energy Services	3,625.1	57.8	487.9	2,595.1	322.0	53.4	56.0	60.6	188.4	7,446.3
Transportation	2,262.5	514.0	49.8	1,559.1	760.4	546.5	10.3	24.2	61.3	5,788.1
Revenue	14,465,0	3,057.3	2,876.9	7,029.5	2,873.4	1,437.7	1,269.9	1,026.8	1,728.3	35,764.8

December 31, 2007 (in € million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,927.2	1,276.9	573.4	1,413.0	539.3	299.8	732.8	313.9	851.1	10,927.4
Environmental Services	3,332.0	787.9	1,776.0	993.5	1,158.7	430.7	181.4	63.3	333.7	9,057.2
Energy Services	3,183.3	56.5	473.5	2,159.9	15.3	69.1	42.3	52.5	148	6,200.4
Transportation	2,104.8	480.7	43.1	1,462.2	710.0	508.6	4.5	17.3	57.9	5,389.1
Revenue	13,547.3	2,602.0	2,866.0	6,028.6	2,423.3	1,308.2	961.0	447.0	1,390.7	31,574.1

Change (in € million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	-43.7	99.8	98.1	266.7	72.9	58.7	244.1	548.2	285.7	1,630.5
Environmental Services	361.9	320.9	-108.3	202.1	20.1	48.6	45.3	16.6	8.1	915.3
Energy Services	441.8	1.3	14.4	435.2	306.7	-15.7	13.7	8.1	40.4	1,245.9
Transportation	157.7	33.3	6.7	96.9	50.4	37.9	5.8	6.9	3.4	399.0
Revenue	917.7	455.3	10.9	1,000.9	450.1	129.5	308.9	579.8	337.6	4,190.7
Variance (%)	6.8%	17.5%	0.4%	16.6%	18.6%	9.9%	32.1%	129.7%	24.3%	13.3%
Variance at constant exchange rate (%)	6.8%	17.5%	15.1%	15.3%	26.2%	18.2%	37.1%	135.1%	27.6%	15.7%

Back to Contents

France

Revenue increased by 6.8% in France as a result of the impact of energy prices in the Energy Services Division, continued vigorous growth in engineering and construction work in the Water Division and sustained growth in inter-city activities (in particular in the Greater Paris region) in the Transportation Division. Growth reported by Veolia Propreté was primarily related to the acquisition of Bartin in February 2008.

Germany

The 17.5% increase in revenue in Germany was mainly attributable to the acquisition of Veolia Propreté Germany, an increase in Braunschweig contract sales (Veolia Eau) and internal growth in rail operations (Veolia Transport).

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

Other European countries

The 15.3% increase in revenue at constant exchange rates in Other European countries was primarily due to the acquisition of Praterm, the development of Veolia Energy Services activities in Southern and Northern Europe, the acquisition of VES Tecnitalia by Veolia Propreté in Italy, the growth of activities in Central Europe and the completion of work at the Brussels plant by Veolia Eau.

United States

The 26.2% increase in revenue at constant exchange rates in the United States was due to marked growth across all Veolia Propreté businesses, the full-year effect of new contracts within Veolia Transport, the impact of the acquisition of Thermal North America Inc. by Veolia Energie at the end of 2007, the start-up of the Milwaukee contract and sustained engineering activities in Indianapolis in the Water Division.

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

Back to Contents

Operating Income

The Group’s operating income decreased by 20.3%, from €2,461.1 million in 2007 to €1,960.8 million in 2008. The change reflected primarily the impact of impairment charges, as well as increased depreciation and amortization relating to new contracts and acquisitions.

At the Group level, operating income in 2008 benefited from the development of new business activities, recent acquisitions, strong performance in the Energy Services Division and the favorable impact of our productivity plan. These benefits were offset, however, by the following negative impacts:

•

foreign exchange movements (negative impact of €72.0 million), reflecting in particular the appreciation of the euro against the other principal currencies where the Group operates;

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

In addition to these effects, operating income reflects impairment losses recognized by Veolia Propreté Germany of €405.6 million (including €343 million for goodwill) and by the Transportation Division in Northern Europe (€38 million), which were partially offset by a badwill (€70 million) recorded upon the purchase of minority interests in SNCM in the Transportation Division.

Depreciation and amortization charges increased as a result of new contracts and recent acquisitions, with net operating depreciation and amortization, net of operating provisions, increasing from a charge of €1,427.4 million in 2007 to a charge of €1,544.0 million in 2008.

Overall the operating margin (operating income as a percentage of revenues) was 7.8% in 2007 compared to 5.5% in 2008 and adjusted operating income margin (adjusted operating income as a percentage of revenues) fell from 7.7% in 2007 to 6.4% in 2008.

Cost of sales in 2008 represented 83.9% of revenues compared to 81.4% in 2007, reflecting the cost increases described above. Selling, general and administrative costs remained essentially stable as a percentage of revenues, standing at 10.7% of revenue in 2008, compared to 11.0% in 2007. Other operating income (net of other operating expenses) declined primarily as a result of lower net capital gains on disposals, which were €48.9 million in 2008 compared to €106.5 million in 2007.

Overall, industrial and financial capital gains totaled €114.1 million in 2008 compared to €171.5 million in 2007. We also recorded capital gains in 2008 on the sale of Clemessy and Crystal, which are recorded under income from discontinued operations, and thus are not included in operating income.

Back to Contents

Adjusted Operating Cash Flow

The following table shows a breakdown of adjusted operating cash flow by Division at both current and constant exchange rates:

	Adjusted operating cash flow
			Change
	Year ended December 31, 2008	Year ended December 31, 2007	Current exchange rates	Constant exchange rates
Water	1,821.3	1,851.3	-1.6%	0.6%
Environmental Services	1,331.4	1,427.2	-6.7%	-2.5%
Energy Services	758.8	641.7	18.2%	16.0%
Transportation	287.4	267.3	7.5%	8.6%
Holding companies	(93.5)	(69.7)
Adjusted operating cash flow	4,105.4	4,117.8	-0.3%
Adjusted operating cash flow at 2008 exchange rates	4194.8	4117.8		1.9%

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by Division in 2008 and 2007:

		Adjustments						Operating Income
Year ended December 31, 2008 (€ million)	Adjusted Operating Cash Flow	Net (charges)/ reversals to operating provisions	Net depreciation and amortization charges	Replacement costs	Goodwill Impairment (*)	Net gains on divestitures	Others (**)
Water	1,821.3	51.4	(468.3)	(263.6)	2.3	67.5	(12.1)	1,198.5
Environmental Services	1,331.4	(14.6)	(723.5)	-	(343.0)	16.3	(1.4)	265.2
Energy Services	758.8	13.2	(222.5)	(126.7)	5.0	11.6	(5.0)	434.4
Transportation	287.4	71.1	(238.3)	-	33.5	18.6	(1.8)	170.5
Holding companies	(93.5)	(1.2)	(11.3)	-	-	0.1	(1.9)	(107.8)
Total	4,105.4	119.9	(1,663.9)	(390.3)	(302.2)	114.1	(22.2)	1,960.8
(*) Primarily goodwill impairment for German activities in the Environmental Services Division in 2008. (**) Primarily fair value adjustment on derivatives in the Water Division.

		Adjustments						Operating Income
Year ended December 31, 2007 (€ million)	Adjusted Operating Cash Flow	Net (charges)/ reversals to operating provisions	Net depreciation and amortization charges	Replacement costs	Goodwill Impairment	Net gains on divestitures	Others
Water	1,851.3	44.0	(437.2)	(252.6)	2.0	80.2	(20.0)	1,267.7
Environmental Services	1,427.2	(24.2)	(671.2)	-	-	56.3	(6.3)	781.8
Energy Services	641.7	15.4	(170.5)	(105.8)	10.4	4.0	(10.9)	384.3
Transportation	267.3	64.7	(233.3)	-	5.8	31.0	(4.9)	130.6
Holding companies	(69.7)	(8.8)	(6.4)	-	-	-	(18.4)	(103.3)
Total	4,117.8	91.1	(1,518.6)	(358.4)	18.2	171.5	(60.5)	2,461.1

Back to Contents

Adjusted Operating Income

Adjusted operating income decreased by 6.5%, from €2,433.5 million in 2007 to €2,275.0 million in 2008. Adjusted operating income in 2008 (which excludes the impact of impairment charges and certain other items of income and expense, as described below), was €2,275.0 million (or €2,347.0 million based on 2007 exchange rates), compared to €2,433.5 million in 2007.

The following table shows a breakdown of operating income and adjusted operating income by Division in 2008 and 2007:

	Operating income			Adjusted operating income
	2008	2007	% change	2008	2007	% change
Water	1,198.5	1,267.7	-5.5%	1,196.2	1,265.7	-5.5%
Environmental Services	265.2	781.8	-66.1%	620.2	781.8	-20.7%
Energy Services	434.4	384.3	13.0%	429.4	373.8	14.9%
Transportation	170.5	130.6	30.6%	137.0	115.5	18.6%
Unallocated	(107.8)	(103.3)	4.4%	(107.8)	(103.3)	4.4%
Total	1,960.8	2,461.1	-20.3%	2,275.0	2,433.5	-6.5%
Total at 2007 exchange rates	2,032.8	2,461.1	-17.4%	2,347.0	2,433.5	-3.6%

The following tables show a reconciliation of the Group’s operating income and adjusted operating income by Division in 2008 and 2007:

2008	Adjusted	Adjustments		Total Operating Income
(€ million)	Operating Income	Impairment	Other(1)
Water	1,196.2	-	2.3	1,198.5
Environmental Services	620.2	(343.0)	(12.0) (2)	265.2
Energy Services	429.4	-	5.0	434.4
Transportation	137.0	(37.7)	71.2 (3)	170.5
Unallocated	(107.8)	-	-	(107.8)
Total	2,275.0	(380.7)	66.5	1,960.8

(1)

Including badwill.

(2)

Represents the provisions for the restructuring plan recorded in Germany in 2008.

(3)

Represents primarily the badwill recorded in the income statement related to the purchase of minority interests in SNCM.

2007	Adjusted	Adjustments		Total Operating
(€ million)	Operating Income	Impairment	Other(1)	Income
Water	1,265.7		2.0	1,267.7
Environmental Services	781.8	-	-	781.8
Energy Services	373.7		10.6	384.3
Transportation	115.4	(6.9)	22.1(2)	130.6
Unallocated	(103.1)	-	(0.2)	(103.3)
Total	2,433.5	(6.9)	34.5	2,461.1
(1) Including badwill. (2) Represents primarily operating income resulting from the completion of our purchase of our interest in SNCM, as discussed under “—Transportation” below.

Back to Contents

Adjusted Operating Cash Flow, Adjusted Operating Income and Operating Income - Divisions

Water

The Water Division reported operating income of €1,198.5 million in 2008 compared with €1,267.7 million for 2007 a decrease of 5.5% (-2.9% at constant exchange rates). Adjusted operating income for 2008 amounted to €1,196.2 million, compared with €1,265.7 million for 2007. Adjusted operating cash flow was €1,821.3 in 2008 compared to €1,851.3 in 2007 a decrease of 1.6% (increase of 0.6% at constant exchange rates).

Net charges to operating depreciation and amortization totaled €468.3 million in 2008 compared to €437.2 million in 2007. Net reversals in operating provisions totaled a gain of €51.4 million in 2008 compared to €44.0 million in 2007.

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

The operating margin dropped from 11.6% in 2007 to 9.5% in 2008. Adjusted operating margin was essentially the same as the adjustment items in the Water Division were not significant.

Environmental Services

Operating income in the Environmental Services Division amounted to €265.2 million in 2008 compared with €781.8 million in 2007, with adjusted operating income decreasing from €781.8 million in 2007 to €620.2 million in 2008. The main adjustment item in 2008 was a €343 million charge for impairment on goodwill resulting from the deterioration in business performance in Germany in 2008. Adjusted operating income in 2008 was also affected by a €62.6 million charge for impairment on other intangible assets (principally acquired contract rights) in Germany recognized in the opening balance sheet at the time of the acquisition of Veolia Propreté Germany (formerly SULO). Adjusted operating cash flow was €1,331.4 in 2008 compared to €1,427.2 in 2007 a decrease of 6.7% (2.5% at constant exchange rates).

Net charges to operating depreciation and amortization totaled €723.5 million in 2008 compared to €671.2 million in 2007. Net charges to operating provisions totaled €14.6 million in 2008 compared to €24.2 million in 2007.

.Foreign exchange impacts negatively affected the Division’s operating income by €50.5 million, including €34.7 million in respect of the British pound and lesser amounts for the US dollar.

The Division’s overall performance was considerably affected by the economic crisis after September 2008, particularly with a drop in volumes processed for industrial customers and a significant decrease in prices for recyclable materials.

Despite this drop in volumes, performance in the United States and the UK nevertheless remained satisfactory due to a reduction in fixed costs combined with price increases in the United States.

Back to Contents

The operating margin fell from 8.6% in 2007 to 2.7% in 2008, due primarily to the impact of impairment charges in Germany. Adjusted operating margin fell from 8.6% to 6.2%, reflecting the relatively lower margins of recently acquired businesses and the economic crisis beginning in September 2008.

Within the Group, the Environmental Services Division is the most sensitive to the current economic crisis. Its exposure to industrial activities is significant in both the non-hazardous (price and volume) and hazardous waste sectors. Recycling activities are particularly sensitive to the price of recyclable materials (paper and ferrous and non-ferrous metals).

Energy Services

Operating income of the Energy Services Division amounted to €434.4 million in 2008 compared with €384.3 million in 2007, an increase of 13.0% at current exchange rates and 10.7% at constant exchange rates. Adjusted operating income of the Energy Services Division was €429.4 million in 2008, an increase of 14.9% compared to €373.8 million recorded in 2007 (at constant exchange rates the increase was 12.5%). The Energy Services Division reported adjusted operating cash flow of €758.8 in 2008 compared to €641.7 in 2007, an increase of 18.2% (16.0% at constant exchange rates).

Net charges to operating depreciation and amortization totaled €222.5 million in 2008 compared to €170.5 million in 2007. Net reversals in operating provisions totaled €13.2 million in 2008 compared to €15.4 million in 2007.

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

The operating margin was 6.2% in 2007 and 5.8% in 2008, reflecting primarily the impact of increased amortization charges resulting from acquisitions. Adjusted operating margin was 6.0% in 2007 and 5.8% in 2008.

Transportation

The Transportation Division’s operating income amounted to €170.5 million for 2008 compared with €130.6 million for 2007, representing an increase of 30.6% (28.8% at constant exchange rates). Adjusted operating income amounted to €137.0 million in 2008 compared with €115.5 million in 2007, an increase of 18.6% (16.6% at constant exchange rates). The difference reflected two offsetting factors: an impairment charge of €37.7 million relating to the “other European” cash generating unit (which comprises the Netherlands, Belgium), and a gain of €70.2 million, reflecting badwill recorded in the income statement related to the purchase of minority interests in SNCM. The Transportation Division reported adjusted operating cash flow of €287.4 million in 2008 compared to €267.3 million in 2007, an increase of 7.5% (8.6% at constant exchange rates).

Net charges to operating depreciation and amortization totaled €238.3 million in 2008 compared to €233.3 million in 2007. Net reversals in operating provisions totaled €71.1 million in 2008 compared to €64.7 million in 2007.

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

The operating margin remained relatively stable, standing at 2.9% in 2008 and 2.4% in 2007. Adjusted operating margin was 2.3% in 2008 and 2.1% in 2007.

Unallocated Operating Income (loss)

Unallocated operating income (loss) represents primarily items recorded at the holding company level. Our unallocated operating loss increased from €103.3 million in 2007 to €107.8 million in 2008, primarily as a result of measures accompanying business growth and the increased importance of support projects that are implemented jointly among Divisions.

Back to Contents

Net Finance costs

Net Finance costs represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of the Group’s finance costs, net:

(in € millions)	2008	2007
Income	202.2	151.1
Expense	(1,111.2)	(958.0)
Finance costs, net	(909.0)	(806.9)

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

The financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period) increased from 5.49% in 2007 to 5.61% in 2008. This rate takes into account early settlement of derivative transactions, which management decided to unwind in 2008. Excluding the impact of these derivatives unwinds, the financing rate was 5.78% in 2008, compared to 5.53% in 2007.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

(€ million)	2008	2007
Net gains on loans and receivables	43.3	55.6
Net gains and losses on available-for-sale assets (including dividends)	9.3	10.3
Assets and liabilities at fair value through the Income Statement	35.1	5.4
Unwinding of the discount on provisions	(73.3)	(59.4)
Foreign exchange gains and losses	(42.8)	(2.2)
Other income (expenses)	(10.8)	(7.4)
Other financial income and expenses	(39.2)	2.3

Other financial income and expenses decreased from a net financial income of €2.3 million in 2007 to a net financial expense of €39.2 million in 2008.

This decrease mainly reflects:

•

a decrease of €12.3 million in net gains on loans and receivables, including the absence in 2008 of €26.5 million of interest income on rainwater receivables recognized in 2007 following the resolution of litigation with the Berlin Lander;

•

an increase of €13.9 million in the unwinding of the discount on provisions, primarily attributable to site restoration provisions in the Environmental Services Division, provisions for pension obligations recognized in accordance with IAS 19 and provisions for onerous contracts;

•

an increase of €29.7 million in the assets and liabilities at fair value through the Income Statement;

•

the appreciation of the Euro against certain currencies, resulting in an increase of €40.6 million in foreign exchange losses; and

•

provisions relating certain risks in respect of our interests in associates.

Back to Contents

Income Tax Expense

Our consolidated income tax expense for 2008 was €462.0 million, compared with €399.7 million for 2007. As a percentage of pre-tax net income from continuing operations (adjusted to eliminate our share in the net income of associates), our effective tax rate was 45.6% for 2008 compared to 24.1% for 2007.

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

Share of Net Income of Associates

The share of net income from associates increased from €17.1 million in 2007 to €19.4 million in 2008.

Net Income (Loss) from Discontinued Operations

Net income (loss) from discontinued operations increased from a net loss of €19.1 million in 2007 to net income of €139.2 million in 2008. The main factor underlying the figure for 2008 was the €176.5 million net gain on the divestiture of Clemessy and Crystal in the Energy Services Division.

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

Back to Contents

Net income attributable to equity holders of the parent

Net income for the year attributable to equity holders of the parent was €405.1 million in 2008, compared to €927.9 million in 2007. Adjusted net income attributable to equity holders of the parent was €687.2 million in 2008, compared to €935.5 million in 2007.

Adjusted net income attributable to equity holders of the parent for the year ended December 31, 2008 is determined as follows:

Fiscal year 2008 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	2,275.0	(314.2)	1,960.8
Net finance costs	(909.0)	-	(909.0)
Other financial income and expenses	(39.2)	-	(39.2)
Income tax expense	(420.1)	(41.9)(1)	(462.0)
Share of net income of associates	19.4	-	19.4
Net loss from discontinued operations	-	139.2	139.2
Minority interests	(238.9)	(65.2)	(304.1)
Net income attributable to equity holders of the parent	687.2	(282.1)	405.1
(1) impairment charge of €41.9 million in respect of deferred tax assets following the review of the Veolia Propreté Germany business plan

Adjusted net income for the year ended December 31, 2007 is determined as follows:

Fiscal year 2007 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	2,433.5	27.6	2,461.1
Net finance costs	(806.9)	-	(806.9)
Other financial income and expenses	6.9	(4.6)	2.3
Income tax expense	(410.7)	11.0	(399.7)
Share of net income of associates	17.1	-	17.1
Net income from discontinued operations	-	(19.1)	(19.1)
Minority interests	(304.4)	(22.5)	(326.6)
Net income attributable to equity holders of the parent	935.5	(7.6)	927.9

Given the weighted average number of shares outstanding of 462.2 million in 2008 and 434.8 million in 2007 (adjusted for the share capital increase in July 2007 and June 2009), basic earnings per share attributable to equity holders of the parent were €0.88 in 2008, compared to €2.13 in 2007 (adjusted for the share capital increase in July 2007 and June 2009) and diluted earnings per share attributable to equity holders of the parent were €0.87 in 2008, compared to €2.11 in 2007. Basic adjusted net income per share was €1.49 in 2008, compared to €2.15 in 2007 (adjusted for the share capital increase in July 2007 and June 2009). Diluted adjusted net income per share was €1.48 in 2008, compared to €2.13 in 2007 (adjusted for the share capital increase in July 2007 and June 2009).

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Our operations generate significant cash flow. In 2009, we significantly reduced our financial debt between December 31, 2008 and December 31, 2009, mainly as result of the impact of financial and industrial disposals during the period on our capacity to repay debt. In 2009, our cash flow from operating activities (including the impact of changes in working capital) was more than sufficient to cover our investing requirements, interest payments and income tax payments. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth information relating to our consolidated cash flows for the years ended December 31, 2008 and 2009.

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008
Operating cash flow before changes in working capital and income taxes paid	3,939	4,178
Changes in working capital	432	(81)
Income taxes paid	(408)	(347)
Net cash from operating activities	3,963	3,750
Net cash from/(used in) investing activities	(1,662)	(3,335)
Net increase/(decrease) in current borrowings	(1,324)	(1,437)
New non-current borrowings and other debt	3,301	3,590
Principal payments on non-current borrowings and other debt	(1,515)	(185)
Issue of share capital by the non-controlling interests	157	(80)
Other share capital changes	5	3
Dividends paid	(434)	(754)
Interest paid	(730)	(847)
Net cash from/(used in) financing activities	(540)	290

Net cash from operating activities increased from €3,750 million in 2008 to €3,963 million in 2009, reflecting the following:

•

A decrease in operating cash flow before changes in working capital and income taxes paid, from €4,178 million in 2008, to €3,939 million in 2009, which we discuss below.

•

Changes in working capital were €432 million in 2009 compared to €(81) million in 2008. The increase in working capital requirements was due to targeted action plans for trade receivables in certain countries; the reduction in activity or prices mainly in the Environmental Services and Energy Services Divisions; and temporary factors mainly relating to a delay in the collection of fees and taxes by clients (we collect fees and taxes on behalf of certain clients, and remit the relevant amounts to the public authority at times determined by them, which vary from year to year).

•

Income tax payments in 2009 were €408 million, compared to €347 million in 2008.

The large majority of our operating cash flow before changes in working capital and income taxes paid reflects the cash flows produced by ordinary operations in our Divisions and our holding company activities. This constitutes our “adjusted operating cash flow,” which we use as a performance indicator and analyze under “—Results of Operations—Year ended December 31, 2009 compared to year ended December 31, 2008 – Operating Income.” The remainder reflects financial operating cash flow (meaning cash flow related to items recorded in our income statement as “other financial income and expenses,” consisting primarily of foreign exchange gains and losses), as well as operating cash flow from discontinued operations.

Back to Contents

The decrease in operating cash flow before changes in working capital and income taxes paid in 2009 reflected primarily the decrease in adjusted operating cash flow, which was €3,955.8 million in 2009 compared to €4,105.4 million in 2008. See “—Results of Operations—Year ended December 31, 2009 compared to year ended December 31, 2008 – Operating Income.” Financial operating cash flow was a net outflow of €3.0 million in 2009 compared to a net inflow of €22.8 million in 2008. Discontinued operations resulted in a net operating cash outflow of €14.2 million in 2009, compared to a net inflow of €50.2 million in 2008.

Net cash used in investing activities was €1,662 million in 2009, compared to €3,335 million in 2008. This decrease was due to a decrease in financial investments, linked to the slowdown in external growth in 2009, as a result of the adaptation of the Group to the economic crisis. In addition, in 2009 we increased our disposals (industrial and financial), as described in more detail below under “—Divestitures and Disposals of Assets.” Industrial capital expenditures decreased significantly in 2009, as described in more detail below under “—Investing Activities.”

Net cash used in financing activities was €540 million in 2009 as compared to net cash received from financing activities in 2008 of €290 million. As described in further detail below under “Financing Activities”, we made significant principal payments on non-current borrowings and other debts compared to 2008. On the other hand, dividends paid in cash in 2009 (58% of the dividends were paid in shares) decreased compared with 2008. Issue of share capital to the minority shareholders (which we refer to as “non-controlling interests” pursuant to IFRS) increased in 2009 compared with 2008.

Investing Activities

In addition to cash flow relating to investing activities, we monitor our net investments on an enterprise value basis, which permits us to analyze our investments by taking into account the debt and cash of the entities in which we invest (we analyze this debt and cash as part of our consolidated net financial debt, as described under “– Financial Debt Structure” below). We also include investments made under finance lease arrangements, as well as the portion attributable to non-controlling interests of loans that we make to entities that we control. In addition, for purposes of our analysis of net investments, when non-controlling interests subscribe for new shares in entities that we control, we consider the subscription as the equivalent of a disposal (the amount of the subscription is recorded in our consolidated cash flow statement as net cash from financing activities).

As a result, “Net investment” includes capital expenditure net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, adding or subtracting (as applicable) the net debt of companies entering or leaving the scope of consolidation), new operating financial assets, principal payments on operating financial assets and the share capital increases subscribed by non-controlling interests.

The following table sets forth the calculation of our net investments for the years ended December 31, 2008 and 2009.

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008
Net cash flow from / (used in) investing activities in the cash flow statement	(1,662)	(3,335)
New operating financial assets (investments under finance leases)	(17)	(22)
Capital expenditures net of grants (investments under finance leases)	(27)	(113)
Net financial debt of entities acquired	(151)	(479)
Net cash of entities divested	312	71
Dividends received from associates	(15)	(16)
Increase / (decrease) in receivables and other financial assets*	(163)	312
Net investments calculated on an enterprise value basis (before issuance of share capital to non-controlling interests)	(1,723)	(3,582)
Issue of share capital to non-controlling interests**	138	27
Total net investments	(1,585)	(3,555)

*

 In 2009 and 2008, this reflects primarily the share attributable to non-controlling interests in loans to Dalkia International and its subsidiaries and advance payments to suppliers in respect of trains in our Transporation Division.

**

In 2008, the issue of share capital to non-controlling interests does not include the impact of a capital reduction of €131 million in the Berlin activities of the Water Division, which represented a pro rata distribution to our Company and other shareholders, which used their share to pay other receivables owed to us.

Back to Contents

The following table shows the breakdown of our investing activities during 2009 and 2008 by operating segments:

Total net investments by Operating segments (€ million)	Year ended December 31, 2009	Year ended December 31,2008
Water	684	1,208
Environmental Services	227	1,323
Energy Services	454	586
Transportation	158	353
Others	62	85
Net investments by Operating segments	1,585	3,555

Our total net investments of €1,585 million in 2009 compared to €3,555 million in 2008 are broken down as follows by segment and by type of investment:

Year ended December 31, 2009 (in € million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments	835	626	531	445	56	2,493
Financial investments	160	9	99	62	8	338
New operating financial assets	279	74	121	26	0	500
Total Gross Investments	1,274	709	751	533	64	3,331
Industrial divestitures	(45)	(40)	(14)	(158)	(2)	(259)
Financial divestitures	(244)	(366)	(121)	(163)	-	(894)
Principal payments on operating financial assets	(204)	(71)	(150)	(30)	-	(455)
Issue of share capital to non-controlling interests	(97)	(5)	(12)	(24)	-	(138)
Total Net Investments	684	227	454	158	62	1,585

Year ended December 31, 2008 (in € million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments	950	990	539	342	72	2,893
Financial investments	332	389	324	218	17	1,280
New operating financial assets	332	55	133	11	(2)	529
Total Gross Investments	1,614	1,434	996	571	87	4,702
Industrial divestitures	(70)	(45)	(14)	(201)	-	(330)
Financial divestitures	(164)	(17)	(248)	(1)	(2)	(432)
Principal payments on operating financial assets	(161)	(48)	(133)	(16)	-	(358)
Issue of share capital to non-controlling interests	(11)	(1)	(15)	0	-	(27)
Total Net Investments	1,208	1,323	586	353	85	3,555

Back to Contents

Industrial Investments

Given the economic context, we adopted a restrictive investment policy substantially reducing financial investments, but without putting into question capital expenditure of a contractual nature or necessary for industrial activities. The decline primarily involves Environmental Services. Industrial investments amounted to €2,493 million in 2009, compared to €2,893 million in 2008 and break down as follows:

•

€835 million in the Water Division (down 12.1% compared to 2008), including €336 million in growth investments and €499 million in maintenance-related investments (€538 million in 2008). Growth investments in 2009 mainly concerned concession assets in France, China and Morocco.

•

€626 million in the Environmental Services Division (down 36.8% compared to 2008), including €130 million in growth investments and €496 million in maintenance-related investments (€745 million in 2008). The decrease in capital expenditure was due to the adaptation of the Environmental Services Division to the economic crisis.

•

€531 million in the Energy Services Division (down 1.5% compared to 2008), including €296 million in growth investments and €235 million in maintenance-related investments (€278 million in 2008).

•

€445 million in the Transportation Division (up 30.1% compared to 2008), including €68 million in growth investments and €377 million in maintenance-related investments (€294 million in 2008).

Maintenance-related investments totaled €1,632 million in 2009 (4.7% of total revenue), compared to €1,860 million in 2008 (5.2% of total revenue).

Financial Investments

Financial investments totaled €338 million in 2009, compared to €1,280 million in 2008. The main financial investment was the acquisition of a cogeneration plant in Estonia (Digismart) in the Energy Services Division for €72 million.

New Operating Financial Assets

New operating financial assets are made up of IFRIC 12 and IFRIC 4 loans (see notes 1.21 and 1.22 to our consolidated financial statements) and totaled €500 million in 2009, compared to €529 million in 2008, and break down as follows:

•

€279 million in the Water Division, mainly comprising new operating financial assets under the Berlin contract and certain investments in Asia (China and Korea) and the Middle East (Oman Sur);

•

€74 million in the Environmental Services Division, representing an increase of €19 million and comprising various investments in Europe;

•

€121 million in the Energy Services Division, representing a decrease of €12 million compared to 2008; and

•

€26 million in the Transportation Division.

Back to Contents

Industrial and Financial Divestitures

Divestitures amounted to €1,153 million in 2009, compared to €762 million in 2008, and break down as follows:

•

industrial divestitures of €259 million, including €158 million in the Transportation Division (Freight activity for €94 million); and

•

financial divestitures of €894 million, including:

•

incineration activity in the United States in Environmental Services for €220 million;

•

Veolia Propreté Nettoyage Multiservices for €111 million in the Environmental Services Division;

•

facilities Management activities in the United Kingdom in the Energy Services Division for €90 million; and

•

water activities in North Africa and the Middle East for €189 million.

Principal Payments on Operating Financial Assets

Principal payments on operating financial assets amounted to €455 million in 2009 (including €204 million in the Water Division and €150 million in the Energy Services Division), compared to €358 million in 2008.

Issue of Share Capital to Non-Controlling Interests

The issue of share capital to non-controlling interests totaled €138 million in 2009, compared to €27 million in 2008. It mainly concerns the Water Division for €97 million in 2009 and corresponds to the issuance by Veolia Voda of new shares representing a 6.88% interest to the ERBD in the amount of €70 million.

Cash flows from operations minus total net investments

In order to monitor its liquidity position after taking into account net investments, we use an indicator equal to our adjusted operating cash flow, plus operating cash flow from discontinued activities, less total net investments. The following table breaks down this indicator by Division:

(€ million)	As of December 31, 2009	As of December 31, 2008
Water	1,152	613
Environmental Services	977	40
Energy Services	279	185
Transportation	153	(58)
Other	(204)	(179)
Adjusted operating cash flow, plus operating cash flow from discontinued operations, less total net investment	2,357	601

Back to Contents

Financing Activities

Net cash from / (used in) financing activities in 2009 and 2008:

We used a net amount of €540 million of cash in financing activities in 2009, compared to a net cash inflow from financing activities of €290 million in 2008. The following table breaks down our net cash used in (or from) financing activities in 2008 and 2009.

(€ million)	December 31, 2009	December 31, 2008	Change
Net increase/(decrease) in current borrowings	(1,324)	(1,437)	113
New non-current borrowings and other debts	3,301	3,590	(289)
Principal payments on non-current borrowings and other debt	(1,515)	(185)	(1,330)
Issue of share capital by the non-controlling interests	157	(80)	237
Other movements in equity	5	3	2
Dividends paid	(434)	(754)	320
Interest paid	(730)	(847)	117
Net cash from (used in) financing activities in the cash flow statement	(540)	290	(830)

These changes were mainly due to:

•

a €289 million decrease in new non-current borrowings and other debts in the cash flow statement:

•

in 2009, we issued €2,250 million of new bonds;

•

in 2008, we issued new bonds under our EMTN (Euro Medium Term Notes) program in the amount of €572 million; we reopened the GBP-denominated series 24 bond issue maturing in 2037 in the amount of GBP 150 million (Euro equivalent of €157 million as of December 31, 2008); we reopened the EUR-denominated series 21 bond issue maturing in 2017 in the amount of €140 million; we opened the series 15 corporate bond issue maturing in 2015, in the amount of €275 million; finally, on May 21, 2008 we issued a new €1.8 billion fixed-rate bond.

•

Principal payments on non-current borrowings and other debt totalled €1,515 million in 2009, compared to €185 million in 2008, representing an increase of €1,330 million.

In 2009, principal payments on non-current borrowings and other debt related to transactions on the multi-currency syndicated loans, including essentially the repayment of €800 million on the Euro syndicated loan;

In 2008, principal payments on non-current borrowings and other debt were not significant.

•

a €117 million decrease over the period in interest paid in line with the decrease in the Group financing rate;

•

a decrease of €113 million in current borrowings; and

•

a decrease of €320 million in dividends paid; of the €434 million in dividends paid in 2009, €232 million was paid to shareholders of the parent company (€554 million less dividends paid in shares of €322 million), and the remainder was paid to non-controlling interests in entities that we control.

Back to Contents

Sources of Funds

Financings

As of December 31, 2009, Moody’s and Standard & Poor’s rated Veolia Environnement SA as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Negative	On March 26, 2009, Moody’s confirmed the ratings assigned to Veolia Environnement on June 27, 2005, but downgraded the outlook from stable to negative.
Standard & Poor’s	A-2	BBB+	Negative

On March 25, 2009, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005, but downgraded the outlook from stable to negative. On January 4, 2010, these ratings were confirmed by Standard and Poor’s.

In 2009, Veolia Environnement continued to implement an active refinancing policy. The main borrowings maturing in 2009 that were repaid or refinanced are as follows:

•

€800 million draw-down on the syndicated loan was repaid on April 17, 2009;

•

the CZK660 million EMTN Series 8 bond issue (€22.1 million Euro equivalent at historical rates), which matured on April 29, 2009; and

•

the U.S. $27 million EMTN Series 13 bond issue (€22.2 million Euro equivalent at historical rates), which matured on March 4, 2009.

In addition, Veolia Environnement issued €2,250 million of new bonds under its EMTN (Euro Medium Term Notes) program:

•

On April 24, 2009, Veolia Environnement issued:

•

€1,250 million principle amount of new bonds, bearing fixed-rate interest at 5.25% per annum and maturing on April 24, 2014 (series 25) and

•

€750 million principle amount of new bonds, bearing fixed-rate interest at 6.75% per annum and maturing on April 24, 2019 (series 26).

•

On June 29, 2009, Veolia Environnement issued €250 million principle amount of new bonds, bearing fixed-rate interest at 5.70% per annum and maturing on June 29, 2017 (series 27).

We centralize our significant financings to ensure optimization. Certain financings contracted by the parent company contain restrictions on structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement.

Our financing, including the notes issued by the Company under its EMTN program (€11.2 billion outstanding as of December 31, 2009) does not contain any event of default provisions tied to compliance with a debt ratio, an interest coverage ratio or a minimum credit rating, except for the 2003 U.S. private placement notes (see note 17 to our consolidated financial statements) of which €299.1 million were outstanding as of December 31, 2009 which are subject to two coverage ratios (debt hedging ratio < 5.3 and interest hedging ratio > 3.2).

Our existing syndicated credit documentation and bilateral credit lines do not contain any events of default tied to restrictive financial covenants (such as debt payout ratios or interest coverage ratios). The debt payout ratio (the ratio between net debt and operating cash flow adjusted for certain items) is used to determine the margin applicable to certain significant financings under pricing grids, such as the syndicated credit lines signed in 2004 for a maximum aggregate amount of US$1.125 billion (drawn down in the amount of approximately € 544 million as of December 31, 2009).

Back to Contents

At the end of 2009, we were in compliance with the covenants of all our material financings.

Financial ratios may also be used in certain project financings, which are generally implemented through project entities, for which the financing is based on cash flows generated by the relevant project. These project financings, the amounts of which are not individually significant at the Group level, are either without recourse or with limited recourse. In addition, in certain cases multilateral development banks may require our subsidiaries to include financial ratios relating to the financial statements of those entities in their financing agreements.

As of December 31, 2009, the financing agreements containing such covenants and amounting to more than €100 million (Group share) were as follows:

Borrower	Outstanding as of December 31, 2009 (€ million)	Type of covenant
Aquiris (Water Division - Belgium)	179.1	DPR* and deadline for obtaining final acceptance for the plant
Delfluent (Water Division – Netherlands)	112.4	DPR*, forecast DPR* and duration of financing
Shenzhen (Water Division – China)	100.9	Minimum reserve account
Redal (Water Division – Morocco)	103.6	Working capital, equity/share capital and DPR*
* Debt Payout Ratio (DPR) is equal to net financial debt divided by EBITDA. The minimum required ratios vary according to the financing.

As of December 31, 2009, the Group complied with all the covenants included in the documentation of these significant financing agreements.

With regard to the Aquiris project (a wastewater treatment plant in Brussels), the lenders waived their right as of January 29, 2010 to demand early repayment of the financing until June 30, 2010. At the same time, a demand guarantee, exercisable as of June 30, 2010 and maturing on August 31, 2010, was granted by Veolia Eau-CGE to the lenders.

A financing agreement with an outstanding amount of €81 million as of December 31, 2009 contained covenants with which the relevant borrower was not in compliance.

Liquidity

The following table sets forth our principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items, as of December 31, 2007, 2008 and 2009:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Veolia Environnement:
Undrawn Medium Term syndicated loans	3,694.6	2,890.3	4,000.0
Undrawn Medium Term credit lines	400.0	575.0	850.0
Undrawn Short Term credit lines	575.0	350.0	175.0
Other financial assets (marketable securities)	-	-	-
Cash & cash equivalents	4,091.2	2,283.6	1,550.8
Subsidiaries:
Cash & cash equivalents	1,523.2	1,566.0	1,564.8
Total liquid assets and availabilities	10,284.0	7,664.9	8,140.6
Current debt and bank overdrafts, and other cash position items
Current debt	2,983.1	3,219.7	3,805.0
Bank overdrafts and other cash position items	454.9	465.7	459.4
Total current debts and bank overdrafts and other cash position items	3,438.0	3,685.4	4,264.4
Total liquid assets and availabilities, net of current debt and bank overdrafts, and other cash position items	6,846.0	3,979.5	3,876.2

Back to Contents

Undrawn credit lines as of December 31, 2009 are as follows:

Bank	Amount in € million	Maturity
NATIXIS	150	March 31, 2012
BNP Paribas	150	March 2, 2012
HSBC	100	June 30, 2011
RBS formerly ABN	100	December 29, 2010
SG	150	December 23, 2010
RBS	125	December 20, 2010
CIC and BFCM	100	November 15, 2010
CACIB	100	March 4, 2010
Total	975

Financial Debt Structure

We use net financial debt, a non-GAAP financial measure, to analyze our financial position. The following table sets forth the calculation of our net financial debt as of December 31, 2009:

(€ million)	As of December 31, 2009	As of December 31, 2008
Non-current borrowings	17,647.3	17,063.9
Current borrowings	2,983.1	3,219.7
Bank overdrafts and other cash position items	454.9	465.7
Sub-total borrowings	21,085.3	20,749.3
Cash and cash equivalents	(5,614.4)	(3,849.6)
Fair value gains/losses on hedge derivatives	(343.2)	(371.5)
Net financial debt	15,127.7	16,528.2

The ratio of (i) net financial debt to (ii) cash flow from operations before working capital and income taxes paid plus cash generated from principal payments on operating financial assets, was 3.4 as of December 31, 2009 compared with 3.6 as of December 31, 2008. This ratio is used by management to monitor our capacity to repay debt. We generally seek to maintain this ratio between 3.5 and 4.0 on the basis of current accounting presentation.

Due to the change in the presentation rules for replacement costs in the consolidated cash flow statement (as described above under “—Accounting for Concessions and other items”), the calculation of this ratio will be amended from 2010, resulting in a target coverage ratio of between 3.85 and 4.35 (instead of 3.5 to 4 using the 2009 accounting presentation).

The following table sets forth the maturity schedule of our long-term borrowings as of December 31, 2009:

		Maturing in
(€ million)	Amount	2 to 3 years	4 to 5 years	More than 5 years
Bond issues	13,264.5	1,045.2	2,951.7	9,267.6
Bank borrowings	4,382.8	1,511.1	779.7	2,092.0
Non-current borrowings	17,647.3	2,556.3	3,731.4	11,359.6

Back to Contents

Shareholders Equity

Total equity attributable to owners of the Company was €7,460.6 million as of December 31, 2009, an increase of €459.4 million compared to €7,001.2 at year-end 2008. In addition to the impact of 2009 net income and the payment of the €1.21 per share fiscal year 2008 dividend in 2009, we recorded foreign exchange translation adjustments of €82.4 million in 2009, as well as €82.0 million of net investment hedge adjustments (which represent currency translation adjustments on certain loans to affiliates that meet the criteria of a net investment as defined under IAS 21 “The effect of changes in foreign exchange rates”). We also recorded an increase of €341.1 million in equity from the issuance of new shares, primarily as a result of the election by shareholders to receive their 2008 dividends in new shares.

Return on Capital Employed (ROCE)

 “ROCE” or “Return on Capital Employed” is a measurement tool that we use to manage the return on our contracts globally and to make investment decisions, without regard to the method of financing of those investments (equity or debt). ROCE is the ratio of (i) net income from operations (adjusted operating income, after income from associates and tax, but excluding revenue and tax related to operating financial assets), divided by (ii) the average amount of capital employed in our business during the same year. Capital employed excludes operating financial assets and net income from operations excludes the related income.

Net income from operations is calculated as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008
Adjusted operating income	1,932.4	2,275.0
+ Share of net income of associates	1.4	19.4
- Income tax expense (1) (2)	(213.2)	(411.4)
- Revenue from operating financial assets	(394.4)	(397.9)
+ Income tax expense allocated to operating financial assets	77.1	75.4
Net income from operations	1,403.3	1,560.5

(1)

 In 2004, the financial restructuring transactions following the divestiture of the U.S. activities of the Water Division generated tax losses which were recognized in the consolidated balance sheet. Given its exceptional nature, the resulting credit of €138.4 million recognized in net income was eliminated from the calculation of ROCE. The utilization of these tax losses in 2008 and 2009 generated charges of €8.7 million and €29.0 million respectively, which were similarly eliminated from the calculation of ROCE.

(2)

In 2008, the review of the business plan of Veolia Environmental Services Germany, led to the recognition of an impairment charge of €41.9 million in respect of deferred tax assets, which is eliminated from the calculation of ROCE.

Back to Contents

Average capital employed during the year is defined as the average of opening and closing capital employed. Capital employed is equal to the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts. Capital employed in 2009 includes the assets of companies classified as assets held for sale as of December 31, 2009. Capital employed is calculated as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Intangible assets and property, plant and equipment, net (1)	14,628.9	14,434.2	13,869.8
Goodwill, net of impairment	6,720.6	6,674.2	6,782.0
Investments in associates	268.5	306.8	290.3
Operating and non-operating working capital requirements, net (2)	(182.1)	92.3	3.8
Net derivative instruments and other (3)	(70.6)	51.0	79.0
Provisions	(3,063.9)	(2,937.8)	(2,915.9)
Other non-current debt	-	-
Capital employed	18,301.4	18,620.7	18,109.0
Clemessy & Crystal (Energy Services Division)	-	-	35.1
Transportation United Kingdom	-	54.5	94.3
Waste-to-Energy (Environmental Services Division)	-	53.0	48.1
Veolia Freight (Transportation Division)	-	125.0	118.1
Renewable Energies	-	58.8	-
Capital employed published in 2008	-	18,912.0	18,404.6

Average capital employed	18,461.0	18,364.8

(1)

Including the investment in Tianjin Shibei (Water Division) for €219 million in 2007.

(2)

Including net deferred assets but excluding deferred taxes relating to U.S. divestitures and associated restructuring (€23.1 million in 2009, €52.0 million in 2008 and €60.7 million in 2007).

(3)

Excluding debt fair value hedging derivatives for €343.2 million in 2009, €371.5 million in 2008 and €(27.7) million in 2007.

The Group’s return on capital employed (ROCE) is as follows:

(€ million)	Net income from operations	Average capital employed	ROCE
2009	1,403.3	18,461.0	7.6%
2008	1,560.5	18,364.8	8.5%

The decrease in ROCE in 2009 is primarily attributable to trends in operating performance and the economic environment.

Back to Contents

Capital employed breaks down by Division and country as follows:

As of December 31, 2009 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,141.1	604.3	1,184.3	1,296.2	170.8	12.7	1,399.9	8.7	377.1	6,195.1
Environmental Services	1,656.5	734.3	1,058.6	808.5	1,194.1	282.9	162.5	55.4	152.0	6,104.8
Energy Services	1,044.4	86.3	80.1	2,007.0	589.0	10.6	108.1	16.0	75.8	4,017.3
Transportation	657.9	37.9	(1.0)	468.7	229.2	50.4	43.5	17.0	58.7	1,562.3
Unallocated amounts (1)	(26.4)	-	(67.6)	162.0	275.0	-	-	(0.5)	79.4	421.9
Segment assets	4,473.5	1,462.8	2,254.4	4,742.4	2,458.1	356.6	1,714.0	96.6	743.0	18,301.4

As of December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,263.0	594.6	1,001.0	1,177.1	200.7	(0.7)	1,393.7	(31.1)	650.0	6,248.3
Environmental Services	1,742.6	804.5	1,032.6	836.7	1,299.6	218.1	173.5	62.7	159.6	6,329.9
Energy Services	1,042.4	92.2	103.7	1,977.3	580.6	9.4	104.0	23.1	66.1	3,998.8
Transportation	586.8	73.6	(0.9)	521.4	251.5	1.5	(4.4)	14.9	44.8	1,489.2
Unallocated amounts (1)	14.1	(0.1)	(72.6)	240.4	310.6	0.1	-	-	62.0	554.5
Segment assets	4,648.9	1,564.8	2,063.8	4,752.9	2,643.0	228.4	1,666.8	69.6	982.5	18,620.7

Change (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(121.9)	9.7	183.3	119.1	(29.9)	13.4	6.2	39.8	(272.9)	(53.2)
Environmental Services	(86.1)	(70.2)	26.0	(28.2)	(105.5)	64.8	(11.0)	(7.3)	(7.6)	(225.1)
Energy Services	2.0	(5.9)	(23.6)	29.7	8.4	1.2	4.1	(7.1)	9.7	18.5
Transportation	71.1	(35.7)	(0.1)	(52.7)	(22.3)	48.9	47.9	2.1	13.9	73.1
Unallocated amounts (1)	(40.5)	0.1	5.0	(78.4)	(35.6)	(0.1)	-	(0.5)	17.4	(132.6)
Segment assets	(175.4)	(102.0)	190.6	(10.5)	(184.9)	128.2	47.2	27.0	(239.5)	(319.3)
(1) Including holding companies, other central entities and Proactiva.

Back to Contents

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described in this document under various headings in this “Item 5. Operating and Financial Review and Prospects” as well as in the notes to our consolidated financial statements.

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs at December 31, 2009:

(€ million)	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Long-Term Debt Obligations (1) (2)	19,862.6	2,865.7	2,302.8	3,594.0	11,100.1
Operating Lease Obligations (1) (2)	2,753.7	567.7	864.5	624.6	696.9
Capital Lease Obligations (3)	991.4	169.8	289.3	174.0	358.3
Closure and post-closure (4)	638.3	71.7	107.6	57.5	401.5
Total	24,246.0	3,674.9	3,564.2	4,450.1	12,556.8

(1)

Including non-current and current borrowings, but excluding capital lease obligations (see (3) below).

(2)

We are also obligated to pay interest on our long-term and other debt obligations. To measure our obligations, we use a tool that we call the “financing rate”, which we define as the ratio between the cost of net debt (equal to finance costs, net, excluding fair value adjustments on financial instruments not qualifying for hedge accounting) to average net financial debt (based on a monthly weighted average). In 2009, the financing rate was 4.76%. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Note 29 to our consolidated financial statements. After taking into account hedging transactions, 51.3% of our financial debt bears interest at fixed rates. Assuming a constant net debt policy, a 0.5% increase in interest rates would generate an increase in net finance costs of €15 million.

(3)

 Corresponds to future minimum lease payments.

(4)

Excluding provisions for environmental risks.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 36 to our consolidated financial statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties that are not recorded in our balance sheet. These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part. Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

Specific commitments given

Specific Berlin contract commitments

Under the Berlin water contract, the Group plans to purchase easement rights of passage for water pipes from landowners. The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be born by the Berlin Lander, representing a net commitment of €250 million for the Group. Given the uncertain nature of estimating these easement rights, this commitment was retained off-balance sheet as of December 31, 2007.

More precise estimates were performed in 2008, valuing the easement at €113 million (100%), including a portion, estimated at €57 million, to be reimbursed by the Berlin Lander. The Group therefore recognized an asset and operating liability of €113 million in the consolidated balance sheet in 2008. As these rights vest over the period to 2011, the amounts paid will be recorded, net of amounts reimbursed by the Berlin Lander, in financial assets and remunerated pursuant to the contract.

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event that an EDF competitor takes control of our Company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Back to Contents

Other Commitments Given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 36 to our consolidated financial statements) nor the specific commitments and contingencies described above. The following table sets forth our other commitments given as of the dates indicated.

				Maturing in
(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	5,591.4	6,624.9	6,950.9	2,442.4	2,418.8	2,089,7
Financial guarantees	835.6	667.5	679.4	229.4	275.8	174.2
Debt guarantees	355.6	303.0	258.3	89.3	113.6	55.4
Vendor warranties given	480.0	364.5	421.1	140.1	162.2	118.8
Commitments given	617.1	507.8	431.6	283.7	97.6	50.3
Purchase commitments	589.9	476.5	425.1	277.8	97.6	49.7
Sales commitments	27.2	31.3	6.5	5.9	-	0.6
Other commitments given	957.3	912.7	1,065.3	489.4	267.2	308.7
Letters of credit	573.8	706.7	604.5	329.1	152.1	123.3
Other commitments given	383.5	206.0	460.8	160.3	115.1	185.4
Other commitments given	8,001.4	8,712.9	9,127.2	3,444.9	3,059.4	2,622.9

The following table breaks down our other commitments by Division as of December 31, 2007, 2008 and 2009:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Water	6,036.4	5,891.8	4,368.3
Environmental Services	831.1	901.7	1,171.1
Energy Services	700.3	538.1	755.7
Transportation	533.2	415.8	398.3
Proactiva	45.2	50.6	39.8
Holding companies	942.0	891.3	1,241.5
Other	39.0	23.6	26.7
Total	9,127.2	8,712.9	8,001.4

Back to Contents

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES DIRECTORS AND SENIOR MANAGEMENT

Our Company is a société anonyme à conseil d’administration, which is a French corporation with a single Board of Directors. Our shares are listed on Euronext Paris by NYSE Euronext and, in the form of American Depository Shares, on the New York Stock Exchange (NYSE). We are subject to French regulations, in particular relating to corporate governance, and to regulations applicable to foreign companies listed in the United States.

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

Pursuant to French law, our Company is required to refer to a corporate governance code and to comply with the provisions of such code or to declare the provisions it does not comply with and the reasons for which it decided not to apply such provisions. At its meeting of January 7, 2009, our Board of Directors reviewed the consolidated version of the AFEP-MEDEF code of December 2008 (a code of recommended practices for governance and executive compensation that is widely used in France) (the “AFEP-MEDEF Code”) and confirmed that this code was consistent with our existing corporate governance practices. We believe that our practices conform to the provisions of the AFEP-MEDEF Code that our Company has decided to apply.

Composition and appointment of the Board of Directors

As of the date hereof, the Board of Directors has fifteen members. The list of directors, the expiration date of their terms of office and other personal information about them is set forth below. A change in the composition of the Board of Directors will be proposed to the general shareholders’ meeting on May 7, 2010 comprising the appointment of two new directors, the ratification of one interim appointment and the appointment of one “censeur” (non-voting member). (see Item 8: “Financial Information Consolidated Statements and Other Financial Information – Significant Changes”, below).

From among the directors who are individuals, the Board elects a Chairman and, if required, a Vice-Chairman, for a term of office not to exceed their terms of office as directors. The members of the Board of Directors are appointed by an ordinary general shareholders’ meeting pursuant to a proposal made by the Board of Directors, which itself receives proposals from the Nominations and Compensation Committee. Directors may be removed from office at any time by a decision of a general shareholders’ meeting. Each director must own at least 750 registered shares of the Company.

The Company’s Board of Directors does not currently include any members elected by the employees or non-voting members (censeurs). However, a representative of the Company’s works council (comité d’entreprise) is entitled to attend Board of Directors’ meetings in a non-voting, advisory capacity.

A French société anonyme (corporation) with a Board of Directors may choose to separate the duties of the Chairman and the Chief Executive Officer or have a single person hold these positions. As stated in the AFEP-MEDEF corporate governance code, the law does not favor either possibility, and it is the Board of Directors’ prerogative to choose between these two methods of executive management, depending on the specific requirements of each company.

When the articles of incorporation were amended on April 30, 2003, thereby converting the Company into a company with a Board of Directors, the Board of Directors had decided that the duties of the Company’s Chief Executive Officer would be performed by the Chairman of the Board of Directors. However, on November 2, 2009, the Board of Directors decided, effective November 27, 2009, to separate the positions of Chief Executive Officer and Chairman of the Board of Directors.

Back to Contents

Chairman of the Board of Directors

The appointment of Mr. Henri Proglio as Chairman and Chief Executive Officer of EDF led the Board to conduct an in-depth review of changes to be made to the Company’s governance from October to November 2009. The Board decided that it was in the interest of the Company and its shareholders to maintain continuity and stability vis-à-vis its customers and employees by retaining Mr. Henri Proglio as Chairman of the Board of Veolia Environnement, while separating this position from that of Chief Executive Officer. Mr. Proglio has informed our company that he intends to remain in this position through 2010, and that he will resign from this position at the end of 2010.

Vice Chairman of the Board of Directors (Senior independent director)

On October 21, 2009, the Board of Directors decided to create the position of Vice-Chairman to assist the Chairman in carrying out his duties of ensuring the proper functioning of the Company’s governance bodies, similar to the British concept of the senior independent director. In accordance with the Board’s internal rules and regulations, the Vice-Chairman is appointed from among the directors considered to be independent, for the duration of his term of office as an independent director. The Board appointed Louis Schweitzer, an independent director, to this position of Vice-Chairman, effective November 27, 2009.

Powers of the Board of Directors

In accordance with French law, the Board of Directors establishes the policies concerning the Company’s business and supervises the implementation thereof. Subject to the powers expressly granted by law to shareholders’ meetings and within the limits of the corporate purposes, the Board of Directors has the authority to consider all issues concerning the proper operation of the Company and, by its deliberations, resolves matters which concern the Board.

In addition to the powers conferred on the Board of Directors by French law, its internal rules and regulations impose an internal requirement that certain major decisions of the Chief Executive Officer be submitted for the Board of Directors’ prior approval. These internal limitations of authority are described below in the paragraphs concerning management.

Board Members

The following table sets forth the names and ages of the current members of our Board of Directors, the date of their first appointment, or renewal, as the case may be, to the Board and the date of expiration of their current term and their current principal business activities conducted outside of our Company. All positions and offices of our directors indicated below are given as of January 31, 2010. Unless otherwise stated, all terms of office shall expire at the general shareholders’ meeting for the year stated.

Pursuant to the recommendation of our Nominations and Compensation Committee, our Board of Directors at its meeting of March 24, 2010, decided to propose to the general shareholders’ meeting of May 7, 2010 the appointment of Mr. Antoine Frérot as director of our Company. Mr. Frérot joined Compagnie Générale des Eaux in 1990. He became Chief Executive Officer of CGEA Transport in 1995. In 2000, Mr Frérot became Chief Executive Officer of CONNEX, the Transport Division of Vivendi Environnemnt and a member of the Executive Committee of Vivendi Environnement. In January 2003, Antoine Frérot was appointed Chief Executive Officer of Veolia Eau, the Water Division of Veolia Environnement, and executive vice president of Veolia Environnement. Since November 2009, he has been the Chief Executive Officer of Veolia Environnement. Moreover, the general shareholders’ meeting of May 7, 2010 will vote on the appointment, as a member of the Board on Directors, of Groupement Industriel Marcel Dassaut, French joint stock company (SAS), whose first permanent representative will be its Deputy Managing Director Mr. Olivier Costa de Beauregard. This shareholders’ meeting will also vote on the appointment of one “censeur” (supervisory non-voting member), Thierry Dassault. (see Item 8: “Financial Information Consolidated Statements and Other Financial Information – Significant Changes”, below) In addition, this meeting will vote on the ratification of the appointment and renewal of the term of Esther Koplowitz. During its meeting held on December 17, 2009 the Board of Directors appointed Ms. Koplowitz with effect from January 1, 2010 in replacement of Murray Stuart who decided to retire from the Board. Ms. Koplowitz was a member of Veolia Environnement’s Supervisory Board from 2000 to 2002 and is currently Chairman of the Board of Directors and majority shareholder in Fomento de Construcciones y Contratas (FCC).

Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Back to Contents

Henri Proglio

Age 60

Date of first appointment:

4/30/2003

Renewal of term : 05/07/2009

Expiration of term:

2013

Principal Function within our Company:

Chairman of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Electricité de France (EDF)

Louis Schweitzer*

Age 67

Date of first appointment:

4/30/2003

Renewal of term : 05/07/2009

Expiration of term:

2011

Principal Function within our Company:

Director and Vice-Chairman of the Board of Directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:

Chairman of the Board of Directors of AstraZeneca (UK)

Chairman of the Board of Directors of AB Volvo (Sweden)

Jean Azéma*

Age 57

Date of first appointment:

4/30/2003

Renewal of term : 05/07/2009

Expiration of term:

2011

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Groupama SA

Daniel Bouton*

Age 59

Date of first appointment:

4/30/2003

Renewal of term : 05/11/2006

Expiration of term:

2010

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

Member of the Accounts and Audit Committee since November 2, 2009 and Chairman of this Committee since January 1, 2010.

Principal Business Activities outside our Company:

Chairman of the Board of Directors of DMJB Conseil

Senior Advisor of Rothschild &Cie Banque

Jean-François Dehecq*

Age 70

Date of first appointment:

05/11/2006

Expiration of term:

2010

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman of the Board of Directors of Sanofi-Aventis

Back to Contents

Pierre-André de Chalendar*

Age 51

Date of first appointment:

05/07/2009

Expiration of Term:

2011

Principal position held within the Company:

Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee since May 7, 2009

Principal Business Activities outside our Company:

Chief Executive Officer of Compagnie de Saint-Gobain

Augustin de Romanet de Beaune*

Age 48

Date of first appointment:

03/29/2007

Renewal of term : 05/07/2009

Expiration of term:

2013

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Caisse des Dépôts et Consignations

Jean-Marc Espalioux*

Age 58

Date of first appointment:

04/30/2003

Renewal of term : 05/11/2006

Expiration of term:

2010

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Member of the Strategic Research, Innovation and Sustainable Development Committee since September 14, 2006

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Financière Agache Private Equity

Advisor to Permira (Investment Fund)

Paul-Louis Girardot*

Age 76

Date of first appointment:

04/30/2003

Renewal of term : 05/11/2006

Expiration of term:

2010

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Member of the Strategic Research, Innovation and Sustainable Development Committee since September 14, 2006

Principal Business Activities outside our Company:

Chairman of the Supervisory Board of Veolia Eau – Compagnie Générale des Eaux

Esther Koplowitz*

Date of first appointment (to replace Murray Stuart, pursuant to a decision of the Board of Directors on December 17, 2009 and subject to ratification by the General Shareholders Meeting to be held on May 7, 2010):

01/01/2010

Expiration of term:

2014 (subject to ratification by the General Shareholders Meeting to be held on May 7, 2010)

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

President of the Esther Koplowitz Foundation

Vice-Chairman of the Board of Directors of Fomento de Construcciones y Contratas (F.C.C.) (representing B-1998 SL)

Back to Contents

Philippe Kourilsky

Age 67

Date of first appointment:

04/30/2003

Renewal of term : 05/07/2009

Expiration of term:

2013

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Chairman of the Strategic Research, Innovation And Sustainable Development Committee since September 14, 2006

Principal Business Activities outside our Company:

Professor at the Collège de France.

Member of the Académie des Sciences.

Serge Michel

Age 83

Date of first appointment:

04/30/2003

Renewal of term : 05/11/2006

Expiration of term:

2010

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Chairman of the Nominations and Compensation Committee since April 30,2003

Principal Business Activities outside our Company:

Chairman of Soficot SAS

Baudouin Prot*

Age 58

Date of first appointment:

04/30/2003

Renewal of term : 05/07/2009

Expiration of term:

2011

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Director and Chief Executive Officer of BNP Paribas

Georges Ralli

Age 61

Date of first appointment:

04/30/2003

Renewal of term : 05/11/2006

Expiration of term:

2010

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive of European Investment Banking Business of Lazard Group LLC (USA)

Chief Executive Officer Vice President and Managing Partner of Lazard Frères Gestion SAS

Paolo Scaroni*

Age 63

Date of first appointment:

12/12/2006

Renewal of term : 05/07/2009

Expiration of term:

2013

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of ENI (Italy)

* Independent directors.

Back to Contents

Henri Proglio is a graduate of the Ecole des Hautes Etudes Commerciales (HEC). He joined Compagnie Générale des Eaux in 1972 and was appointed Chairman and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice-President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of Veolia Environnement’s Management Board in 2000 and Chairman of the Board of Directors and was Chief Executive Officer from April 2003 to November 27, 2009, on which date he was appointed Chairman of the Board of Directors of Veolia Environnement following his appointment as Chairman and Managing Director of Electricité de France (EDF) by decree of the President of the French Republic issued during the Ministerial Council meeting of November 25, 2009.

Louis Schweitzer is a graduate of the Institut d’Etudes Politiques (IEP) in Paris and of the Ecole Nationale d’Administration (ENA) and was a financial controller in the Treasury department. From 1981 to 1986, he was chief of staff for Laurent Fabius (who was successively junior Budget Minister, Minister for Industry and Research and Prime Minister). In 1986, he joined Renault’s senior management and then successively held the positions of director of planning and management control, Chief Finance Officer and Executive Vice-President. He was appointed Chief Executive Officer of Renault in December 1990, then Chairman and Chief Executive Officer in May 1992 until April 29, 2005, when he was appointed Chairman of the Board of Directors of Renault. Louis Schweitzer did not wish to seek the renewal of his term of office as Director of Renault during the annual general meeting held on May 6, 2009. He was appointed Vice Chairman of the Veolia Environnement Board of Directors on November 27, 2009.

Jean Azéma holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP), as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS). He began his career at Union Départementale de la Mutualité Agricole des Pyrénées Orientales in 1975, moved to the Centre National d’Etudes Supérieures de la Sécurité Sociale from 1978 to 1979, and to the Union Départementale de la Mutualité Agricole of Allier from 1979 to 1987. From 1987 to 1995, Mr. Azéma served as financial director of Groupama Vie, investments director for Groupama, account management and consolidation director at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and insurance director at CCAMA. In 1996, he was appointed Chief Executive Officer of Groupama Sud-Ouest, in 1998, Chief Executive Officer of Groupama Sud and in June 2000, Chief Executive Officer of Groupama. Jean Azéma is currently Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama, Chairman of the Fédération Française des Sociétés d’Assurance Mutuelles and deputy Chairman of Fédération Française des Sociétés d’Assurance.

Daniel Bouton holds a degree in political science, is a graduate of the Ecole Nationale d’Administration (ENA) and is a former financial controller in the Treasury department. He has held a number of positions in the French Ministry of Economy, Finance and Industry, including that of budget director, between 1988 and 1991. In 1991, he began working at Société Générale, serving as Chief Executive Officer starting in 1993, and as Chairman and Chief Executive Officer starting in 1997. He was appointed to the position of Chairman of the Board of Directors of Société Générale in May 2008, then resigned from his duties of Director and President of the bank in May 2009. In November 2009, Daniel Bouton incorporated a consulting company, DMJB Conseil, of which he is the President.

Jean-François Dehecq is a graduate of the Ecole Nationale des Arts et Métiers. After having been a mathematics teacher from 1964 to 1965 at the Saint-Vincent de Senlis Catholic high school, he became a scientific research intern in the army’s nuclear propulsion department. In 1965, he joined the Société Nationale des Pétroles d’Aquitaine (SNPA, which later became Elf Aquitaine). After four years in the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Lacq plant, a major gas production site in France. In 1973, he became Chief Executive Officer of Sanofi, a major division of Elf Aquitaine. From 1982 to 1988, he was deputy Chairman and Chief Executive Officer of Sanofi before assuming full management authority in February 1988. In 1999, he became Chairman and Chief Executive Officer of Sanofi Synthelabo and, in 2004, organized the Sanofi-Aventis merger. Since 2007, Jean-François Dehecq has been the Chairman of the Board of Directors of Sanofi-Aventis.

Pierre-André de Chalendar is a graduate of ESSEC and the Ecole Nationale d’Administration (ENA). He holds the rank of Government Finance Inspector. In November 1989, he joined Compagnie de Saint Gobain where he held various positions, before being appointed Deputy Chief Executive Officer in May 2005, Director in June 2006 then Chief Executive Officer of Compagnie de Saint Gobain since June 2007.

Back to Contents

Augustin de Romanet de Beaune is a graduate of the Institut d’Etudes Politiques (IEP) in Paris and of the Ecole Nationale d’Administration (ENA). He began his career in the budget department of the French Ministry of Economy and Finance. In 1990, he was a finance attaché with France’s permanent mission to the European Community in Brussels, before returning to the budget department in 1993 as head of the budgetary analysis and policy office. In 1995, he became a technical advisor in the office of the Minister of the Economy and Finance, and then chief of staff to the junior Budget Minister. After having been a budgetary advisor to the deputy Budget Minister, government press secretary and project leader with the French Ministry of Economy and Finance from 1995 to 1997, Augustin de Romanet de Beaune became deputy director and project leader with the office of the budget director, then deputy director charged with the transportation sector in the budget department. In 1999 and 2000, he was successively appointed manager of Oddo et Compagnie and managing partner of Oddo Pinatton Corporate. In 2002, Augustin de Romanet de Beaune was appointed to the position of chief of staff of the deputy Budget and Budgetary Reform Minister and deputy chief of staff of the Minister of the Economy, Finance and Industry. From 2004 to 2005, he held the positions of chief of staff of the Minister of Employment, Labor and Social Cohesion, deputy chief of staff of the Prime Minister and deputy Secretary General to the Presidency of the Republic. After having been finance and strategy vice-president and a member of the Executive Committee of the Crédit Agricole Group since October 2006, Augustin de Romanet de Beaune was appointed Chief Executive Officer of Caisse des Dépôts et Consignations in March 2007.

Jean-Marc Espalioux holds degrees in political science, law and economics and is an alumnus of the Ecole Nationale d’Administration (ENA). He was a financial controller in the Treasury department from 1978 to 1983. He joined Compagnie Générale des Eaux in 1984, becoming Chief Finance Officer in 1987 and Executive Vice-President in 1996. Jean-Marc Espalioux was a director of the Accor group from 1987 to 1996 and Chairman of the management board from 1997 to 2006. Jean-Marc Espalioux has been Chairman and Chief Executive Officer of Financière Agache Private Equity since July 2006.

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

Ms. Esther Koplowitz (Marquise de Casa Peñalver) is the President of the Esther Koplowitz Foundation, which she created herself. Exclusively financed by contributions from its founder, the Esther Koplowitz Foundation is intended, firstly, to provide social and healthcare assistance to seniors, to the physically and mentally handicapped, to minors, and to people with problems of social integration or threatened with exclusion for physical, social or cultural reasons and, secondly, to support research. Since the time of its creation, the Esther Koplowitz Foundation has donated more than EUR 100 million, mainly devoted to building and fitting out homes for the elderly and underprivileged suffering from severe physical or mental handicaps (seven centers) and to the creation of a the Esther Koplowitz Biomedical Research Center (CIBEK by its French acronym), which aspires to set the standard in its field in Spain. In recognition of her commitment to the social and humanitarian sectors and to research funding, Ms. Koplowitz, a Spanish business leader, has won numerous awards, including the Grand Cross of Civil Merit from the Spanish government, The Golden Cross of the Civil Order of Social Solidarity, from Her Majesty the Queen of Spain, the Blanquerna Prize, from the regional government of Catalonia, the Arms of the City of Barcelona, the title of Honorary Citizen of the City of Valencia; the Silver Medal of the Valencian Council of Culture; the Gold Medal of the Regional Community of Madrid; the Grand Cross of Health of Madrid; the Imserso Infante Cristina Prize for Social Merit in 2008; the Gold and Diamond Insignia of the Foundation of the Orphans of the Spanish National Police Force; the Montblanc Prize for the best company manager of 2004; and, finally, the Business Leader of the Year Award, granted by the US-Spain Chamber of Commerce in 2007. Member of the supervisory board of Veolia Environnement from 2000 to 2002, Ms. Koplowitz is also vice-Chairman of the Board of Directors, Chairman of the strategic committee and majority shareholder of the Spanish company Fomento de Construcciones y Contratas (FCC) specializing in environmental services, renewable energies, infrastructures and cement. She is also Vice-Chairman of the Board of Directors of Cementos Portland Valderrivas, member of the Board of Directors of WRG (U.K.), ASA (Austria) and Alpine (Austria), as well as Chairman of the Board of Directors of B-1998, S.L. For several years now, Veolia Environnement and F.C.C. have jointly held a subsidiary, Proactiva Medio Ambiente S.A., present in Latin America.

Philippe Kourilsky is a graduate of the Ecole Polytechnique, and holds a doctorate in sciences from the University of Paris. He has devoted his career to life sciences research. He has held numerous management positions in the public and private research sectors, and in particular was the Director of Research at the CNRS and Director General of the Institut Pasteur from 2000 to 2005. Philippe Kourilsky is currently a professor at the Collège de France, a member of the Académie des Sciences and holds honorary doctorates from several foreign universities.

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

Baudouin Prot is a graduate of the Ecole des Hautes Etudes Commerciales (HEC) and of the Ecole Nationale d’Administration (ENA). From 1974 to 1983, he was successively the deputy to the prefect of the Franche-Comté region, financial controller in the Treasury department and deputy to the energy and raw materials director general in the Ministry of Industry. He joined Banque Nationale de Paris in 1983, where he held various positions before being appointed Executive Vice-President in 1992 and Chief Executive Officer in 1996. After having been appointed director and Executive Vice-President of BNP Paribas in March 2000, he has been a director and Chief Executive Officer of BNP Paribas since June 2003.

Georges Ralli holds a graduate degree (DESS) in banking and finance from the University of Paris-V and is a graduate of the Institut d’Etudes Politiques (IEP) in Paris and of the Institut Commercial in Nancy. In 1970, he joined Crédit Lyonnais, where he held various management positions until 1981. In 1982, he served as secretary of the Savings Development and Protection Commission. From 1982 to 1985, he headed the financial negotiations department of Crédit du Nord. He joined Lazard in 1986, and became managing partner in 1993 and jointly headed the mergers and acquisitions department of Lazard LLC starting in 1999. Since 2000, Georges Ralli has been Deputy Chairman and a member of the Executive Committee of Lazard LLC (United States). Since 2006, he has been the Co-Chairman of the European Investment Banking Committee of the Lazard Group LLC (United States) and a member of the European Advisory Board. He was head of Maison française from 2006 to 2009. He currently manages the European M&A activities (Chairman of Maison Lazard) and Asset Management activities (President of Lazard Frères Gestion).

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

Evaluation of the independence of directors

As defined by the Board of Directors’ internal rules and regulations, an independent director is a director who does not have any relationship with the Company, its Group or its management that could compromise his ability to exercise his judgment objectively. The criteria in the internal rules and regulations for determining directors’ independence are in accordance with the recommendations of the AFEP-MEDEF corporate governance code.

These criteria are evaluated and weighted by the Board of Directors, which can determine that despite the fact that a director does not meet the criteria set forth in the internal rules and regulations, a director can nevertheless be considered to be independent in light of his specific situation or that of the Company, taking into account its shareholders or any other reason. Conversely, the Board of Directors can determine that a director is not independent despite the fact that he meets the criteria set forth in the internal rules and regulations.

The internal rules and regulations also require that, each year, before the publication of the reference document, the Board of Directors evaluate the independence of each of its members on the basis of the criteria contained in said rules and regulations, specific circumstances, the positions of the relevant director, the Company and the Group and the opinion of the Nominations and Compensation Committee.

After reviewing the opinion of the Nominations and Compensation Committee, at its meeting of March 24, 2010, the Board of Directors conducted its annual evaluation of the directors’ independence. Based on this evaluation, the Board considered the following directors to be independent: Jean Azéma, Daniel Bouton, Pierre-André de Chalendar, Jean-François Dehecq, Augustin de Romanet de Beaune, Jean-Marc Espalioux, Paul-Louis Girardot, Baudouin Prot, Paolo Scaroni, Louis Schweitzer and Esther Koplowitz.

Back to Contents

With regard to the banking relationships between Veolia Environnement and BNP Paribas, of which Baudouin Prot is a director and Chief Executive Officer, the Board of Directors considered that Veolia Environnement’s solid financial position, the fact that it does not rely on bank financing and the Company’s limited stake in that bank’s business activities enabled it to consider that Baudouin Prot is an independent director on the Company’s Board. Augustin de Romanet de Beaune was deemed to be independent due to the fact that Caisse des Dépôts et Consignations has been charged with making investments that are of public benefit, in particular in the environmental services sector. Lastly, Paul-Louis Girardot was deemed to be independent due to the time that has elapsed since he left his position as Chief Executive Officer of the former lead company of what is now the Water Division. The other directors deemed to be independent do not have any business relations with the Company, or do not have significant business relations that are likely to compromise their ability to exercise their judgment objectively.

Accordingly, our Board of Directors has eleven independent members as of the date of this annual report on Form 20-F.

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

The amount of directors’ fees paid in 2009 and their division between the members of the Board of Directors are described and detailed in a table under “Compensation – Board of Directors Compension”. No exceptional compensation was awarded to directors in 2009.

Operations and activity in 2009

Directors may participate in Board deliberations by videoconference or other means of telecommunications, in accordance with the requirements of Articles L. 225-37 and R. 225-21 of the French Commercial Code and as provided by the internal rules and regulations of the Board of Directors. In such case, directors are deemed present for the purpose of calculating the quorum and majority, except with regard to the vote on certain major decisions as provided by law and by the Board’s internal rules (in particular, the preparation of the annual financial statements, the management report and the consolidated financial statements). This option was used at ten Board meetings in 2009 (compared with four meetings in 2008).

According to its internal rules and regulations, the Company’s Board of Directors is required to meet at least four times per year. During the 2009 fiscal year, the Board met fourteen times (compared to seven times in 2008). On average, Board meetings lasted two hours, thereby allowing for a thorough examination and discussion of the matters of business on the agenda. The average attendance rate at Board meetings in 2009 was 85.9% (compared to 80.6% in 2008).

In 2009, the Board of Directors was regularly informed of the Group’s financial situation and monitored the sale of assets program and the efficiency plan set up notably as a result of the deterioration of the position of the Environmental Services Division at the end of the 2008 fiscal year. Furthermore, during the second six months of the year, the Board met regularly in order to conduct an in-depth review of changes to be made to the Company’s governance in light of the appointment of Mr. Henri Proglio as Chairman and Chief Executive Officer of EDF and to discuss his replacement as the Company’s Chief Executive Officer. On issues of corporate governance, the Board’s work focused, in particular, on the adoption and implementation of the AFEP-MEDEF code, as amended in 2008, the termination of the employment contract of the Chairman and Chief Executive Officer and then of the Chief Executive Officer, the separation of the positions of Chairman and Chief Executive Officer and providing termination compensation to the Chief Executive Officer, the creation of the position of Vice-Chairman, setting the compensation of the Chairman and Chief Executive Officer and, then, of the Chairman and of the Chief Executive Officer individually after this position was separated into two positions, the corporate officer’s compensation policy and the examination of the Executive Committee’s one, evaluating the independence of directors, evaluating internal controls and approving the Chairman’s report, distributing directors’ fees to directors and revising the rules for distributing the variable portion of directors’ fees and revising the internal rules and regulations of the Board and of its Committees.

In 2009, the Board of Directors’ other activities also focused on the following matters: the budget, the annual and semi-annual financial statements, obtaining information on the financial statements for the first and third quarters, the Group’s financing policy, the resolutions to be submitted to the annual combined general shareholders’ meeting, giving its opinion on the Company’s policy with regard to incentive plans for the Group’s managers and corporate officers (stock options, free shares), a capital increase reserved to employees, granting financial and legal authorizations to the Chairman and Chief Executive Officer and to the Chief Executive Officer and the renewal thereof. The Board examined the Group’s significant transactions and, when necessary, granted the required authorizations.

Back to Contents

Board Evaluation

Once a year, the Board is required to include on its agenda an evaluation of its operations prepared by the Nominations and Compensation Committee and a discussion of its operations for the purpose of improving its efficiency, ensuring that important issues are adequately prepared and discussed during Board meetings and assessing the actual contributions of each member to the Board’s work.

In addition, the Board’s internal rules and regulations provide that a formal evaluation of its operations must be carried out every three years by an outside organization, under the direction of the Nominations and Compensation Committee for the purpose of ensuring that the Board complies with the principles governing its operations and studying proposals intended to improve its operations and efficiency. Each year, the Nominations and Compensation Committee provides the Board of Directors with a report evaluating the performances of the Chairman and of the directors, as well as the actions of executive management, which the Board discusses.

In 2009, an informal evaluation of the operations of the Board and its Committees was carried out under the direction of the Chairman of the Nominations and Compensation Committee by sending directors a detailed questionnaire. The responses were analyzed and then presented to the Board of Directors at its meeting of December 17, 2009. The Board adopted the following conclusions:

•

The directors considered that they had the information necessary for effective participation. Nevertheless, possible improvements were suggested: providing a view of future outlook through more frequent forecasts and focusing on the quality of financial information concerning expected results; providing better summaries of financial information, focusing on essential points and/or questions asked or issues to be resolved; ensuring better communication in terms of frequency and content between meetings; improved reports to the Board on oversight of decisions made, and extend the duration of one or two meetings a year to deepen the strategy.

•

The organization and operations of the Board (frequency of meetings, attendance of Board members, scheduling, minutes) were deemed satisfactory.

•

On the whole, the directors considered the composition of the Board to be satisfactory, provided an independent female director was found (it should be noted that Esther Koplowitz was appointed to the Board after this evaluation was carried out) and the balance between financial and industrial directors on the Board was maintained. The distribution of directors’ fees was deemed satisfactory and required no particular comment.

•

All directors considered that the Committees fulfill their duties. The operation of the Committees (information provided, frequency of meetings, access to executive management) was deemed satisfactory. It was nevertheless requested that the Accounts and Audit Committee make a specific presentation concerning risks and the control thereof.

•

Lastly, the composition of the Committees was deemed satisfactory (expertise, number, independence). Nevertheless, it was suggested that an additional member be appointed to the Accounts and Audit Committee and to the Nominations and Compensation Committee.

The Board will be provided with a report on progress made on these points.

Back to Contents

Information Available to Directors

The Chairman provides directors, in a timely manner, with the information necessary for them to fully perform their duties. In addition, the Chairman constantly provides the members of the Board with all significant information concerning the Company. Each director receives and has the right to request that he be provided with all information necessary to perform his duties, and can request additional training concerning the specificities of the Company and the Group.

In accordance with the requests of the members of the Board of Directors, executive management has given particular attention to increasing the speed with which directors are provided with documents relevant to Board meetings and all significant information concerning the Group’s activities, as well as to providing directors with information between Board meetings.

After the separation of the positions of Chairman and Chief Executive Officer, the Board’s internal rules and regulations provide that the non-director Chief Executive Officer is automatically invited to all Board meetings, except if the Chairman or the Board decides otherwise. The Chief Finance Officer and the Secretary General attended Board meetings in 2009. At the request of the Chairman or of a director, the heads of the Group’s Divisions may be invited to any Board meeting that discusses the prospects and strategy of their business sector.

The Board of Directors, in particular through the reports of the Accounts and Audit Committee, was informed from time to time of the Group’s financial situation and cash position, as well as the Company’s off-balance sheet commitments. Every six months, executive management provides directors with in-depth documentation regarding the activities, market trends, context and actions undertaken by the Group, in accordance with any request made by the directors in 2005 during the Board evaluation procedure.

In order to perform their duties, the directors may meet with the principal officers of the Company and of the Group, provided the Chairman of the Board is given prior notice.

Duties of Directors

The internal rules and regulations of the Board of Directors provide that the Board’s members are subject to certain obligations, such as: (i) the duty to act in the Company’s corporate interest, (ii) to inform the Board of conflicts of interest, including potential conflicts of interest, (iii) to refrain from participating in votes on any decision in which they may have a conflict of interest, (iv) to comply with their obligation of professional confidentiality, and (v) to comply with the Company’s code of conduct regarding securities transactions. The members of the Board of Directors and the Chief Executive Officer are required to promptly inform the Chairman of the Board of all agreements made by the Company in which they have a direct or indirect interest or that is made on their behalf by an intermediary.

Each director receives a “Director’s Guide”, which is updated periodically, and which includes the following principal documents: the Company’s articles of incorporation, a summary of the powers of the Chief Executive Officer, the Board of Directors’ internal rules and regulations, the internal rules and regulations of the Accounts and Audit Committee and of the Nominations and Compensation Committee, the rules regarding directors’ obligations to report transactions involving the Company’s securities, as well as our “Ethics, Commitments and Responsibility” charter.

With respect to trading in our securities, the directors are required to report to us and to the French Autorité des marchés financiers (AMF) any transactions involving the Company’s securities and, in particular, to comply with the provisions of Article L. 621-18-2 of the French Monetary and Financial Code (Code Monétaire et Financier).

Management

Role of the Chairman

The Chairman of the Board of Directors organizes and directs the work of the Board and reports thereon to general shareholders’ meetings. He is responsible for preparing reports on the organization of the Board’s work, internal controls and risk management. He chairs general shareholders’ meetings.

In general, the Chairman of the Board of Directors ensures the proper operation of the Company’s management bodies and compliance with good governance principles and practices, in particular regarding the committees created within the Board. He ensures that the directors are in a position to perform their duties and that they are adequately informed. He devotes the time necessary to issues concerning the Group’s future and, in particular, issues concerning the Group’s strategy.

Back to Contents

The Chairman of the Board chairs Board meetings and prepares and coordinates the Board’s work. In this regard, the Chairman is responsible for:

•

Convening Board meetings in accordance with the schedule of meetings agreed upon with the directors and decides if it is necessary to convene Board meetings at any other time;

•

Preparing the agenda for meetings, supervises the preparation of documentation to be provided to the directors and ensures that the information therein is complete;

•

Ensuring that certain subjects are discussed by the Committees in preparation for Board meetings and ensuring that the Committees perform their duties of making recommendations to the Board;

•

Leading and directing the Board’s discussions;

•

Ensuring the directors’ compliance with the provisions of the internal rules and regulations of the Board and of the Committees;

•

Monitoring implementation of the Board’s decisions;

•

Preparing and organizing the Board’s periodic evaluation work, in cooperation with the Nominations and Compensation Committee.

In cooperation with the Chief Executive Officer, the Chairman may promote the Company, in particular vis-à-vis the public authorities, major customers and principal investors and partners, both in France and abroad. As the primary contact on the Board for major shareholders, the Chairman is responsible for communicating their point of view and concerns to the Board and the other directors. The Chairman promotes our values and image in all circumstances. The Chairman speaks to third parties in the name of the Board of Directors, except when specific authority to do so has been granted to another director.

The Chief Executive Officer regularly informs the Chairman of the Board of Directors of all significant events and issues concerning the activities of the Group and the Chairman may request that the Chief Executive Officer provide him with any additional information required to enlighten the Board and its Committees. In accordance with the Board’s internal rules and regulations, the directors and the Chief Executive Officer are required to promptly inform the Chairman of the Board of all conflicts of interest, including potential conflicts of interest, and of all proposed agreements that may be made by the Company in which they may have a direct or indirect interest.

The Chairman has at his disposal all resources necessary to perform his duties.

Role of the Vice-Chairman

In addition to the role conferred on him by our articles of incorporation, the duties of the Vice-Chairman are to assist the Chairman in carrying out his duties of ensuring the proper functioning of the Company’s governance bodies. In this regard, the Vice-Chairman examines, in particular, conflicts of interest, including potential conflicts of interest, that may involve the Chairman of the Board and the interests of the Company, whether they arise in connection with operational projects, strategic policies or specific agreements. The Vice-Chairman submits his recommendations to the Chairman and the Board after any necessary consultation with the other independent directors.

The Vice-Chairman is informed of the concerns of major shareholders not represented on the Board regarding governance issues and ensures that such concerns are addressed. If necessary, and in agreement with the Chairman of the Board, the Vice Chairman may also himself respond to questions of major shareholders or meet with them if the ordinary avenues for doing so (i.e., the Chairman of the Board of Directors, the Chief Executive Officer or the Chief Finance Officer) have been unable to handle such concern or if the nature itself of the matter renders these ordinary avenues inadequate or inappropriate.

In connection with the evaluation of the Board’s operations pursuant to its internal rules and regulations, the Vice-Chairman assists the Nominations and Compensation Committee in its work of evaluating the performance of the Chairman of the Board.

Back to Contents

Chief Executive Officer

The Chief Executive Officer has the broadest possible powers to act in the name of the Company in all circumstances. He is required to act within the limits of the corporate purposes, subject to those powers that the law expressly confers on shareholders’ meetings and the Board of Directors. He represents the Company in its relations with third parties.

In accordance with an internal rule, the Chief Executive Officer is required to exercise his powers within the limits prescribed by the internal rules and regulations of the Board of Directors. Therefore, pursuant to the Board decision of November 27, 2009 that appointed the Chief Executive Officer and in accordance with the Board’s internal rules and regulations, as amended on May 7, 2009, the following actions of the Chief Executive Officer require prior Board approval:

•

Establishing the Group’s strategic policies;

•

Group transactions involving amounts in excess of €300 million per transaction, with the exception of financing transactions;

•

Financing transactions, regardless of the terms and conditions thereof, involving amounts in excess of €1.5 billion per transaction if the transaction is carried out in a single installment and €2.5 billion if the transaction is carried out in more than one installment;

•

Transactions in the Company shares involving more than 1% of the total number of the Company’s shares.

Executive Committee

Following our reorganization on April 30, 2003, and in application of our governance principles, our then Chairman and Chief Executive Officer created an Executive Committee composed of members drawn from each of our four operating Divisions. Our Executive Committee meets approximately every two weeks to determine our strategic orientation and to establish major policies. In addition, it authorizes major projects, such as sales contracts and proposed investments, divestments or sales for amounts above certain thresholds. Until November 26, 2009, the Executive Committee had eight members, none of whom had principal business activities outside of Veolia Environnement:

•

Henri Proglio, age 60 (Chairman and Chief Executive Officer);

•

Olivier Barbaroux, age 54 (Senior Executive Vice-President, Chairman of Dalkia);

•

Antoine Frérot, age 51 (Senior Executive Vice-President, Chief Executive Officer of Veolia Eau – Compagnie Générale des Eaux);

•

Denis Gasquet, age 56 (Senior Executive Vice-President, Chief Executive Officer of Veolia Environmental Services);

•

Cyrille du Peloux, age 56 (Senior Executive Vice-President, Chief Executive Officer of Veolia Transport);

•

Thomas Piquemal, age 40 (Chief Finance Officer);

•

Véronique Rouzaud, age 51 (Senior Vice President, Human Resources);

•

Alain Tchernonog, age 66 (General Secretary).

The composition of the Executive Committee was changed when Antoine Frérot was appointed Chief Executive Officer on November 27, 2009 to replace Henri Proglio, who had held the position of Chairman and Chief Executive Officer until then. In addition to his responsibilities as head of the Environmental Services Division, Denis Gasquet was appointed the Company’s Chief Operating Officer. In this capacity, he is in charge of implementing a unified management structure for the Group, supervising the Group’s subsidiaries and cross-disciplinary departments and supervising the effectiveness and structural cost control plans.

Back to Contents

Since February 11, 2010 and as of the date of this annual report on Form 20-F, the Company’s Executive Committee had nine members, none of whom has principal business activities outside of Veolia Environnement:

•

Antoine Frérot, age 51 (Chief Executive Officer)*;

•

Olivier Barbaroux, age 54 (Head of the Energy Services Division and Chief Executive Officer of Dalkia)*;

•

Jean-Pierre Frémont, age 46 (Senior Executive Vice-President in charge of public entities and European affairs);

•

Denis Gasquet, age 56 (Chief Operating Officer of the Company and Head of the Environmental Services Division)*;

•

Jean-Michel Herrewyn, age 48 (Head of the Water Division)*;

•

Olivier Orsini, age 52 (Senior Executive Vice-President and Secretary General)*;

•

Cyrille du Peloux, age 56 (Head of the Transport Division)*;

•

Pierre-François Riolacci, age 43 (Chief Finance Officer) ;

•

Véronique Rouzaud, age 51 (Senior Vice President, Human Resources)*.

* Members of the Executive Committee at December 31, 2009.

The Executive Committee is chaired by Antoine Frérot. This committee is a reflection, consultation and decision making body that meets when the Group’s major policies are established. In addition, it authorizes major Group projects, such as sales contracts and proposed investments, divestments or sales for amounts above certain thresholds. The Executive Committee meets approximately every fifteen days.

In order to further enhance the Company’s capabilities to assess and oversee projects, in 2008, a commitments subcommittee of our Executive Committee was created, which is chaired by the Chief Executive Officer. This subcommittee conducts an in-depth review of major Group projects that must be submitted to the Executive Committee for final decision, before submission to the Board of Directors for authorization depending on the amounts involved. The subcommittee includes the head of the Group Division concerned by a particular project, the Chief Finance Officer and the Company’s Secretary General.

Antoine Frérot is a graduate of the Ecole Polytechnique and holds a doctorate from the Ecole Nationale des Ponts et Chaussées. He started his career in 1981 as an engineering researcher at the Central Research Office for French Overseas Departments and Territories. In 1983, he joined the Center of Study and Research of the Ecole nationale des ponts and chaussées as project manager and then become assistant director from 1984 to 1988. From 1988 to 1990, he was in charge of financial operations at Crédit National. In 1990, Antoine Frérot joined Compagnie Générale des Eaux as an official representative and, in 1995, became Chief Executive Officer of CGEA Transport. In 2000, he was appointed Chief Executive Officer of CONNEX, the Transport Division of Vivendi Environnement, and member of the Executive Committee of Vivendi Environnement. In January 2003, Mr. Frérot was appointed Chief Executive Officer of Veolia Eau, the Water Division of Veolia Environnement, and Senior Executive Vice President of Veolia Environnement. Since November 2009, he is the Chief Executive Officer of Veolia Environnement.

Olivier Barbaroux is a graduate of the Ecole Polytechnique, the Ecole Nationale des Ponts et Chaussées and the Massachusetts Institute of Technology. He began his career in 1979 as head of the International Investments Bureau at the French Ministry of Industry. He was appointed to the Port Authority of Marseille-Fos in 1981, first as Director of New Construction and Ship Repair and then as Director of Marseille Terminals and Facilities in 1983. He joined the Paribas Group in 1987 as Deputy Director of Industrial Affairs, and in 1993 was appointed as a member of the Executive Committee of Paribas Affaires Industrielles, in charge of Energy, Natural Resources and Transportation, and as Chairman and Chief Executive Officer of Coparex International (listed). In 1996, he was appointed Chairman and Chief Executive Officer of VIA GTI (listed). He became global Head of the Energy Division at Paribas in 1998. He joined our Company in 1999 as Chief Operating Officer of Vivendi Water. He was appointed Chief Executive Officer of Dalkia in February 2003. Mr. Barbaroux holds various positions within our Group, the most significant being Chairman and Chief Executive Officer of Dalkia International, Managing Director (gérant) of Dalkia France and Director of Veolia Propreté, SARP and Sade CGTH.

Back to Contents

Jean-Pierre Frémont holds a PhD in political science. Mr. Frémont joined the Group in 1997 as Project Manager for CGEA (Vivendi Environnement). From 1998 to 2002, he held the Managing Director position at CFTA (Vivendi Environnement). He then took over the Municipal Business Development Department for Veolia Eau in 2002, before becoming Key Account Manager for Veolia Environnement in 2007. Mr. Frémont was recently appointed Senior Executive Vice-President in charge of Municipal Business Development and European Affairs of Veolia Environnement and appointed to the Executive Committee.

Olivier Orsini is a graduate of ESCP – EAP Europe Business School. In 1983, he joined the Compagnie Générale des Eaux as special advisor and in 1989, was appointed Chief Executive Officer of the Union des Services Publics for Environmental Services in France. From 1994 to 1999, Mr. Orsini held various positions within our Group, the most significant being Director for International Environmental Services and Consejero Delegado de Ciudad Limpia, for the Group activities in Spain. In 2000, he was appointed Special Advisor to the President and director of Synergies (brand, efficiency plan, purchases and mutualization). Mr. Orsini is also Chairman of Proactiva Medio Ambiente, Veolia Environnement’s joint venture with Fomentos Construcciones y Contratas (FCC) in Latin America. Mr. Orsini was recently appointed Secretary General, Senior Executive Vice-President and Executive Committee Member of Veolia Environnement.

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

Jean-Michel Herrewyn, is a graduate of Ecole Polytechnique and Ecole Nationale d’Administration. He started his career in 1986 as an engineer in the Avionics division of Thomson CSF. In 1991, he joined the Compagnie Générale de Chauffe (now Dalkia) as technical manager then general manager of the home automation subsidiary. In 1993, he became attaché to the Managing Director and in 1996 ran Dalkia’s German subsidiary and later subsidiaries in Austria and Switzerland. At the beginning of 2000, he was also appointed General Manager of Veolia Transport’s German subsidiary, and also supervised developments in Austria and Switzerland. In 2000, he was appointed Chairman of Valorec, a joint subsidiary of Dalkia and Veolia Propreté, created from the outsourcing of energy and waste management by Novartis plants in Basle (Switzerland). In March 2003, he joined Veolia Eau as Managing Director of Veolia Water Solutions & Technologies. In December 2009, he was appointed Chief Executive Officer of Veolia Eau and to the Executive Committee of Veolia Environnement.

Cyrille du Peloux is a graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées (civil engineering). He began his career in the energy department of France’s Ministry of Industry in 1979. In 1985 he joined the Bouygues group where he served as head of the diversification department and then as Deputy Chief Executive Officer of the TF1 television channel in charge of the management and development of the subsidiaries. In 1992, he became Chairman and Chief Executive Officer of Lyonnaise Communication, in charge of Noos and of the Paris Première and TPS channels. Mr. du Peloux was Chief Executive Officer of Bull from 1999 to 2002, when he joined the Veolia Environnement Group as Chief Executive Officer of Veolia Propreté for the UK and Northern Europe. He was then appointed Chief Executive Officer of Veolia Transport on May 31, 2007. Mr. du Peloux holds various positions within our Group, the most significant being Director of Veolia Propreté, Veolia Environnement North America Operations and Veolia Environnement UK Ltd, Chairman of the Board of Directors of Veolia Transportation Inc. and Chairman of the Supervisory Board of SNCM.

Pierre-François Riolacci, is a graduate of the Paris Institute of Political Science (IEP Paris) and holds a Masters degree in private law. He joined the finance department of Veolia Environnement in 2000. He became Head of Control and Planning in 2003 and Director of Finance in 2007, before being appointed Chief Finance Officer with effect from February 11, 2010 and Executive Committee member of Veolia Environnement. In his earlier career, Mr. Riolacci held different positions with Total from 1990 to 2000 in the areas of corporate finance, structured finance and investor relations. He was also financial controller of several of Total’s subsidiaries.

Véronique Rouzaud holds a Master’s degree in law from the Université de Paris II – Assas and a MBA from the Institut d’Administration des Entreprises de Paris. She has occupied key positions in sales and human resources in major international business organizations, first in the Danone group, and then at Coca-Cola in Europe. She was also President of the European Works Council for the Coca-Cola Enterprises Europe Group until January 2007. Since February 2007, she has been the Senior Vice President, Human Resources of Veolia Environnement. Ms. Rouzaud is also member of the Board of Directors of Sade CGTH, a subsidiary of Veolia Environnement.

Back to Contents

COMPENSATION

Board of Directors’ Compensation

The members of our Board of Directors received the following compensation during the 2008 and 2009 fiscal years for services to us and our subsidiaries (directors’ fees (jetons de presence) paid for attending meetings of boards of directors of our Company or subsidiaries):

Director	Directors’ fees paid by Veolia Environnement (in euros)		Directors’ fees paid by Controlled Companies (in euros)
	2009	2008	2009	2008
Jean Azéma***	36,660*	36,660*	0	0
Daniel Bouton	50,000	50,000	0	0
Pierre-André de Chalendar	20,055*	N/A	0	N/A
Jean-François Dehecq	40,000	40,000	0	0
Augustin de Romanet de Beaune***	40,000	40,000	0	0
Jean-Marc Espalioux	53,320*	60,000	0	0
Paul-Louis Girardot	60,000	60,000	48,337	48,337
Philippe Kourilsky	60,000	60,000	0	0
Serge Michel	80,000	80,000	6,763	6,955
Baudouin Prot	30,000	40,000	0	0
Georges Ralli	36,660*	40,000	0	0
Paolo Scaroni	40,000	30,500**	0	0
Louis Schweitzer	50,000	50,000	0	0
Murray Stuart	120,000	91,500**	0	0

N/A: Not applicable

*

Net of amounts withheld pursuant to the attendance rules adopted by the Board of Directors (see below).

**

Net amounts paid after tax withholding. Mr. Murray Stuart resigned from his position as director effective December 31, 2009. He was replaced by Esther Koplowitz, who was temporarily appointed to that position by the Board of Directors on December 17, 2009, effective January 1, 2010.

***

At the request of the beneficiaries, the entire amount of directors’ fees was paid directly to Caisse des Dépôts et Consignations and to Groupama SA..

Total Amount and Division of Directors’ Fees

Pursuant to a proposal of the Board of Directors, the general shareholders’ meeting of May 7, 2009 increased the total amount of directors’ fees to €825,000 (amount calculated on the basis of fifteen directors) for the 2009 fiscal year. The increase was intended to take into account the specific duties incumbent upon the Board’s Advisory Committees (in particular, the Accounts and Audit Committee), the appointment of an additional director and to align the amount of directors’ fees with those of other companies included in the CAC 40 that are also listed in the United States. The total amount of directors’ fees for the previous year was €770,000.

At its meeting of March 28, 2006, for the 2006 fiscal year, the Board of Directors decided to distribute the total amount as follows: €40,000 to Board members, €50,000 to Board members who are also members of a committee, €80,000 to the Chairman of the Nominations and Compensation Committee and €120,000 to the Chairman of the Accounts and Audit Committee.

Back to Contents

At its meeting of March 29, 2007, for the 2007 fiscal year, the Board of Directors decided to distribute the amount of directors’ fees for the fiscal year, set at €770,000, as follows: €60,000 to the Chairman of the Strategic, Research, Innovation and Sustainable Development Committee and €60,000 to the other two members of the Strategic Committee who are also members of the Accounts and Audit Committee for their duties on these two Committees. Otherwise, the distribution remained unchanged. At its meeting of March 24, 2009, the Board of Directors decided to maintain this distribution. Therefore, the directors’ fees for the 2009 fiscal year were distributed as follows:

•

Board member: €40,000;

•

Member of the Board and of one Committee: €50,000;

•

Members of the Accounts and Audit Committee and of the Research and Innovation Committee: €60,000;

•

Chairman of the Nominations and Compensation Committee: €80,000;

•

Chairman of the Accounts and Audit Committee: €120,000;

•

Chairman of the Research and Innovation Committee: €60,000.

At its meeting of March 24, 2010, the Board of Directors decided to maintain the distribution rules described above for the 2010 fiscal year. This distribution arrangement will be reviewed after the general shareholders’ meeting of May 7, 2010 based on changes made to the composition of the Board of Directors.

Furthermore, since the 2006 fiscal year, the Board has conditioned payment of a part of the directors’ fees to which each director is entitled (whether or not they are committee members) on their attendance at Board of Directors’ meetings. Thus, since 2006, the payment of one-half of each director’s annual fees (i.e., €20,000) has been conditioned on each director’s actual attendance at a minimum of six Board meetings per year. If applicable, this one-half of each director’s fees is reduced in proportion to the number of absences.

In accordance with a proposal of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to modify the rules for withholding payment of directors’ fees based on the directors’ attendance at Board meetings. The new rules apply as of January 1, 2010.

This new system, which is now applied by nearly all CAC 40 companies instead of the system whereby directors’ fees are withheld, consists of paying an “attendance bonus”. Under the system adopted, each director is paid a fixed portion, equal to one-half of the amount of directors’ fees per director, and a variable portion in proportion to actual attendance at Board meetings. Henceforth, the bonus for attendance at each meeting will be calculated by dividing this variable component by the actual number of Board meetings held during the year (participation via means of telecommunication counts as attendance).

Back to Contents

Executive Committee Compensation

All members of the Executive Committee in office on December 31, 2009, including Antoine Frérot, in his capacity as Chief Executive Officer of the Water Division (with the exception of Henri Proglio, in his capacity as Chairman and Chief Executive Officer), received aggregate gross compensation of €4,746,062, compared with €5,664,246 in 2008.

The table below shows the aggregate gross compensation paid to the members of the Company’s Executive Committee in 2007, 2008 and 2009, with the exception of the Chairman and Chief Executive Officer. This amount includes fixed and variable compensation paid by Veolia Environnement, in-kind benefits and directors’ fees received by Executive Committee members in consideration for the directors’ positions they hold with companies of the Veolia Environnement Group in France and outside France.

(in euros)	Total fixed compensation	Total variable compensation	Directors’ fees paid by Group companies	In-kind benefits	Total compensation
Compensation paid in 2007	2,160,041	2,109,478(1)	203,308	13,910	4,486,737
Compensation paid in 2008	2,860,052	2,576,131(2)	208,545	19,518	5,664,246
Compensation paid in 2009	3,326,648	1,238,406 (3)	158,600	22,408	4,746,062
(1) Variable portion for the 2006 fiscal year, paid in 2007. (2) Variable portion for the 2007 fiscal year, paid in 2008. (3) Variable portion for the 2008 fiscal year, paid in 2009.

Contrary to the previous fiscal year, in which profit sharing of €38,416 for 2007 was paid in 2008, no profit sharing for 2008 was paid in 2009.

Retirement Plans

There is no contract between the members of the Board of Directors and the Company or its subsidiaries that provides for the payment of benefits or compensation owed or that may be owed in the event such member ceases or changes his employment with the Company or its subsidiaries, other than the supplementary defined benefits group pension plan described below.

In accordance with the recommendations of the AFEP-MEDEF consolidated corporate governance code of December 2008, the Company’s Board of Directors at its meeting of December 17, 2009 took note that, effective January 1, 2010, Mr. Antoine Frérot’s employment contract, which was suspended on November 27, 2009 when he was appointed Chief Executive Officer of Veolia Environnement, would be terminated (under French corporate governance principles, Chief Executive Officers work without employment contracts). It should be noted that the termination of Mr. Antoine Frérot’s employment contract causes him to lose the right under the collective bargaining agreement to receive compensation for his seniority within the Group (over 19 years).

Back to Contents

Pursuant to a proposal of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to award Mr. Antoine Frérot compensation in the event of his termination as Chief Executive Officer, in accordance with the provisions of the “TEPA” Act (Article L 225-42-1 of the French Commercial Code). Such compensation is conditioned on compliance with performance requirements, and is excluded if he is entitled to a retirement pension under the supplementary defined benefits group pension plan set up for the members of the Company’s Executive Committee or if he accepts another position within the Veolia Environnement Group. Payment of this compensation is limited to situations of dismissal, non-renewal of his position or “forced departure in connection with a change of control or strategy”. In accordance with the AFEP-MEDEF consolidated corporate governance code, the maximum amount of this termination compensation is twice the amount of total annual gross compensation (excluding directors’ fees and in-kind benefits), including the fixed portion of compensation for the last fiscal year (“Fixed Portion”) and the average variable portion of compensation (“Variable Portion”) paid for the last three fiscal years ended before the termination of the Chief Executive Officer (“Reference Compensation”). The amount and the fixed and variable components of this termination compensation both depend on meeting the performance objectives applied to calculate his annual variable compensation. The amount of this termination compensation is equal to twice the sum of (1) the Variable Portion of his Reference Compensation (the average of the last three fiscal years) and (2) the Fixed Portion of his Reference Compensation (last fiscal year), adjusted by a “Performance Rate” equal to the average percentage of the target bonus (also called “base bonus” or meeting 100% of annual objectives) met over the last three fiscal years ended before the termination of his position. In the event that Mr. Antoine Frérot is terminated as Chief Executive Officer before it is possible to calculate the Reference Compensation or the average Performance Rate over the last three fiscal years ended, these indicators will be calculated over the last one or two fiscal years, as the case may be, ended before the date of Mr. Antoine Frérot’s termination as Chief Executive Officer.

Moreover, the Company and its subsidiaries do not book provisions or record any amount for purposes of paying pensions, retirement or other benefits to the members of the Board of Directors listed in Item 6, with the exception of the Chairman of the Board of Directors in connection with his former position as Chairman and Chief Executive Officer.

Supplementary Defined Premium Retirement Plan

In the 2009 fiscal year, Mr. Henri Proglio, in his capacity as Chairman and Chief Executive Officer, and Mr. Antoine Frérot, in his capacity as Chief Executive Officer, were beneficiaries of the supplementary defined premiums group pension plan that covers all of the Group’s executive managers. In connection with the change in his position as Chairman and Chief Executive Officer, Mr. Henri Proglio ceased to be a member of this plan during the 2009 fiscal year. As a result of the termination of Mr. Antoine Frérot’s employment contract effective January 1, 2010, Mr. Frérot ceased being a member of the plan on that date.

In 2009, under this supplementary defined premiums group pension plan, Veolia Environnement paid a premium of €8,005 on behalf of the Chairman and Chief Executive Officer and a premium of €9,606 on behalf of the Chief Executive Officer.

Supplementary Defined Benefits Retirement Plan

Starting in the 2006 fiscal year, the Company set up a supplementary defined benefits group pension plan for the members of the Company’s Executive Committee (salaried category 9 management employees, including corporate officers who are parties to a suspended employment contract), in line with the practices of other groups included in the CAC 40.

This supplementary pension plan is a regulated agreement subject to the provisions of Article L. 225-42-1 of the French Commercial Code. Accordingly, it was presented for authorization and approved at the annual general shareholders’ meeting of May 11, 2006.

Back to Contents

The supplementary pension plan, whose financing is outsourced to an insurance company, has the following characteristics:

•

A specific plan that takes into account the cancellation of the supplementary pension plan for the benefit of the Group’s executive managers after the split-up of the Vivendi and Veolia Environnement groups and the loss of seniority they had acquired through December 31, 2002 as employees of the former principal shareholder (Compagnie Générale des Eaux, which became Vivendi Universal and was thereafter renamed Vivendi);

•

An additional plan that is separate from other pensions, based on seniority (a minimum of five years’ seniority and two years’ seniority as a member of the Executive Committee) and capped at 25% of covered compensation (for 25 years’ seniority);

•

A limit on total retirement benefits received set at a maximum of 50% of covered compensation (the average of the last three periods of compensation).

•

Salaried management employees and senior executive management acquire a potential right to an annual retirement pension calculated as a percentage of their reference compensation up to an amount equal to sixty times the annual Social Security maximum.

•

In accordance with legal requirements, the benefits of this supplementary group pension plan are conditioned on the member’s completion of his career, whether he is a salaried management employee or holds a senior executive management position with Veolia Environnement.

In March 2009 (approved by the general shareholders’ meeting of May 7, 2009), the rules and regulations of this plan were amended following the Company’s adoption of provisions bringing it into conformity with the provisions of the AFEP-MEDEF consolidated corporate governance code recommending the termination of the employment contract of the Chairman and Chief Executive Officer. To ensure that the termination of the employment contracts of senior executive management was not detrimental to them, it was decided to amend the rules and regulations governing this plan in order to clarify the eligibility requirements of this supplementary defined benefits group pension plan for senior executive management, whether or not parties to an employment contract.

After obtaining the opinion of the Nominations and Compensation Committee, at its meetings held on October 21 and December 17, 2009, the Board of Directors decided to make additional amendments to the rules and regulations governing the supplementary defined benefits group pension plan in order inter alia to include as beneficiaries members who permanently end their professional career after the age of 55 without subsequently engaging in other professional activity in accordance with legal requirements, and to entitle the beneficiaries to choose to defer the payment date of their retirement pension after exercising their retirement rights and to choose between the payment of a survivor’s pension to the surviving spouse and the payment of guaranteed annuities to any person of their choice. Lastly, the annual reference compensation is now based on the average of the three highest years of gross annual compensation from among the last ten years. However, this reference compensation is limited to sixty times the annual Social Security maximum.

In accordance with the provisions of Articles L. 225-38 and L. 225-40 of the French Commercial Code, on the basis of a special report prepared by the statutory auditors, the general shareholders’ meeting to be held on May 7, 2010 will be asked to approve these changes to the extent they concern senior executive management.

The amount booked as provisions (cost of services rendered) for this supplementary group pension plan for 2009 is equal to the amount shown as post-employment benefits in note 39 of the notes to the consolidated financial statements (see below).

Mr. Henri Proglio, the Chairman of the Board of Directors, is no longer a member of this group plan. He chose to exercise his retirement rights on November 1, 2009 after having acquired more than 37 years of seniority within the Group. Due to Henri Proglio’s very lengthy period of service to the Company and the rights acquired as a result of this seniority, as of this date, the annual amount of his lifetime annuity is estimated to be 37% of his annual reference compensation.

Back to Contents

In accordance with the recommendations of the AFEP-MEDEF consolidated corporate governance code, the value of the benefits provided by the supplementary pension plan is taken into account when setting the Chief Executive Officer’s total compensation. Furthermore, the group of potential beneficiaries is not limited only to senior executive management, but also includes salaried executive managers who are members of the Company’s Executive Committee. Each year, the increase in potential rights is equal to only a limited percentage of the beneficiaries’ compensation. Thus, in the case of the “specific” plan, which takes into account seniority acquired until December 31, 2002 with the Company’s principal shareholder (Compagnie Générale des Eaux, which became Vivendi Universal and was thereafter renamed Vivendi), potential rights represent 0.4% of the beneficiary’s reference compensation per year of seniority. In the case of the “additional” plan, which takes into account seniority acquired after December 31, 2002, potential rights represent 10% of the beneficiary’s reference compensation after five years’ seniority, including at least two years’ seniority as a member of the Company’s Executive Committee, and then 0.75% of his reference compensation per additional year of seniority. The reference period used to calculate benefits is average compensation calculated over several years and excludes compensation paid at the time of employment termination or retirement, as well as any other type of extraordinary compensation. Lastly, provided he is still with the Company at the time of his departure or retirement in accordance with legal requirements, based on his seniority (over 19 years), at the end of December 2009 the hypothetical annual amount of the lifetime annuity of Mr. Antoine Frérot, the Chief Executive Officer, is equal to 30% of his annual reference compensation.

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Principles and criteria used to determine fixed and variable components of the compensation of the Chairman and Chief Executive Officer before the separation of the offices of Chairman of the Board and Chief Executive Officer (on November 27, 2009)

In accordance with the recommendation of the Nominations and Compensation Committee, at its meeting held on March 24, 2010, the Board of Directors decided to keep the fixed portion of the compensation paid for the 2009 fiscal year to Mr. Henri Proglio, in his capacity as the Company’s Chairman and Chief Executive Officer, at the same level as for 2008 and 2007, i.e., €992,000.

In accordance with the recommendation of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided (i) that the fixed portion of the compensation paid to Mr. Henri Proglio for the performance of his duties as the Company’s Chairman and Chief Executive Officer, would be prorated until the effective date of his appointment as Chairman of the Board of Directors, but (ii) that the variable portion of his compensation for the performance of his duties as the Company’s Chairman and Chief Executive Officer would be calculated over the entire 2009 fiscal year.

The method adopted for calculating the variable portion of the compensation of the Company’s Chairman and Chief Executive Officer for the 2009 fiscal year is in accordance with a proposal made by the Nominations and Compensation Committee. Accordingly, since the 2003 fiscal year, the variable portion of the Chairman and Chief Executive Officer’s compensation has been divided into a quantitative portion of 70%, based on the satisfaction of various performance criteria set beforehand by the Board of Directors, and a qualitative portion of 30% determined by the Board of Directors.

Variable compensation for 2008:

In accordance with the proposals of the Nominations and Compensation Committee, at its meeting held on March 25, 2008, the Board of Directors chose the following performance indicators to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation for 2008, using the 2008 budget and 2008 performances, compared with those for 2007, as the bases for measuring the objectives: operating cash flows, recurring net earnings per share and the Group’s pre-tax ROCE. The 70% quantitative portion of variable compensation is weighted as follows: 30% is based on the Group’s operating cash flows and 40% on net earnings per share and pre-tax ROCE. Applying these formulas and in light of results for 2008, at its meeting of March 24, 2009, the Board of Directors awarded Mr. Henri Proglio €519,188 as the variable portion of his compensation for 2008.

Back to Contents

Variable compensation for 2009:

In accordance with the proposals of the Nominations and Compensation Committee, at its meeting held on March 24, 2009, the Board of Directors decided to modify the criteria that had been used in 2008 to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation in order to take into account the Group’s objectives and the economic climate. In line with the Group’s objectives announced to the market, which were positive free cash flow and operating cash flow after deduction of net investments of €2 billion in 2009, the sole criteria retained was the Group’s level of operating cash flow after investments, net of sales.

Applying these criteria, and in light of the fact that the objectives set for the 2009 fiscal year had been exceeded, at its meeting of March 24, 2010, the Board of Directors decided to award Mr. Henri Proglio an amount of €1,202,216 for the quantitative and qualitative portions of his variable compensation for 2009.

Principles applied to determine the compensation of senior executive management after the separation of the offices of Chairman of the Board of Directors and Chief Executive Officer (since November 27, 2009)

The policy for determining the compensation of senior executive management was changed during the 2009 fiscal year in order to take into account the separation of the offices of Chairman of the Board of Directors and Chief Executive Officer, which occurred on November 27, 2009.

In accordance with a proposal of the Nominations and Compensation Committee, at its meetings held on December 17, 2009 and March 24, 2010, the Veolia Environnement Board of Directors adopted the following compensation principles and provisions:

Chairman of the Board of Directors

In accordance with the recommendation of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to pay the Chairman of the Board of Directors fixed annual compensation (without a variable component) in the amount of €450,000, as of the time of his appointment, i.e., November 27, 2009. At that meeting, Mr. Henri Proglio decided to waive the directors’ fees to which he was entitled as a director.

On January 21, 2010, Mr. Henri Proglio stated that he would henceforth also waive payment of his fixed annual compensation.

Chief Executive Officer

Fixed compensation and benefits

Pursuant to a recommendation of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to set the Chief Executive Officer’s annual fixed compensation at €750,000 as of November 27, 2009, the effective date of his appointment (without any variable portion in that capacity for 2009).

In addition to this compensation, the Chief Executive Officer is entitled to a company car and to social security benefits equivalent to those of employees (sickness, disability). Furthermore, he is eligible for the supplementary defined benefits group pension plan set up in 2006 for category 9 management employees and senior executive management of Veolia Environnement.

Variable compensation for 2009 and 2010

Pursuant to a recommendation of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided that the variable portion of the Chief Executive Officer’s compensation for the 2009 fiscal year would be the variable compensation in connection with his previous position as Chief Executive Officer of the Water Division, calculated over the entire 2009 fiscal year.

The methods used to calculate the variable portion of the Chief Executive Officer’s compensation for the 2010 fiscal year, which were adopted by the Board of Directors on March 24, 2010, are discussed below.

Back to Contents

Total compensation paid to Mr. Henri Proglio for his positions as Chairman and Chief Executive Officer and as Chairman of the Board of Directors

In the 2009 fiscal year, Mr. Henri Proglio was paid compensation totaling €1,509,477. Mr. Proglio received the pro rata share of the fixed portion of his compensation for 2009 for his position as Chairman and Chief Executive Officer (€892,077), as well as the variable portion of his compensation for his position as Chairman and Chief Executive Officer for the 2008 fiscal year, which was paid in 2009 pursuant to a decision adopted by the Board of Directors on March 24, 2009 (€519,188). Lastly, he received in-kind benefits and directors’ fees for positions held with the Company and with other companies of the Group.

The table below summarizes compensation of all types. Further information concerning stock subscription or purchase options and performance shares are discussed in our Chapter 17 of our Document de Refence filed with the French Autorité des marchés financiers and available on our website. This compensation is detailed in the tables hereinafter.

Table Summarizing Compensation, Options and Shares Granted to Mr. Henri Proglio for 2008 and 2009

(in euros)	2008 Fiscal Year	2009 Fiscal Year
Compensation owed for the fiscal year	1,617,207	2,231,790
Value of options granted during the fiscal year	0	0
Value of performance shares granted during the fiscal year	0	0
TOTAL	1,617,207	2,231,790

Table Summarizing Compensation Owed and Paid to Mr. Henri Proglio

	2008 Fiscal Year		2009 Fiscal Year
	Amounts owed for the fiscal year	Amounts paid during the fiscal year	Amounts owed for the fiscal year	Amounts paid during the fiscal year
Fixed compensation (for his position as Chairman and Chief Executive Officer)	992 000	992 000	892 077	892 077
Variable compensation (for his position as Chairman and Chief Executive Officer)	519 188 (1)	1 423 020 (2)	1 202 216 (3)	519 188
Fixed compensation for his position as Chairman of the Board of Directors	N/A	N/A	39 285	0
Extraordinary compensation	0	0	0	0
Directors’ fees
• Paid by Veolia Environnement	40 000	40 000 (4)	40 000	40 000 (4)
• Paid by controlled companies(5)	62 969	62 969	55 417	55 417
In-kind benefits (6)	3 050	3 050	2 795	2 795
TOTAL	1,617,207	2,521,039	2,231,790	1,509,477

(1)

Variable portion for 2008, paid in 2009.

(2)

Variable portion for 2007, paid in 2008.

(3)

Variable portion for 2009, to be paid in 2010.

(4)

Directors’ fees paid for his position as director for the fourth quarter of the 2008 fiscal year and the first three quarters of the 2009 fiscal year. Fees for the fourth quarter of the 2009 fiscal year were paid in January 2010.

(5)

Directors’ fees received for director’s positions held with other companies of the Veolia Environnement Group, in France and outside France.

(6)

Company car provided.

Back to Contents

Total compensation paid to Mr. Antoine Frérot for his positions as Chief Executive Officer of the Water Division and, as of November 27, 2009, Chief Executive Officer of Veolia Environnement (after separation of the offices of Chairman and Chief Executive Officer)

Pursuant to the principles and criteria adopted by the Board of Directors on December 17, 2009, the Chief Executive Officer’s annual fixed compensation was set at €750,000 as of November 27, 2009, the effective date of Mr. Antoine Frérot’s appointment (including €68,453 for 2009 paid in 2010).

The table below summarizes compensation of all types. This compensation is then detailed in the tables hereinafter.

Table Summarizing Total Compensation, Options and Shares Granted to Mr. Antoine Frérot for 2009

(in euros)	2009 Fiscal Year
Total compensation owed for the fiscal year	858 970
Value of options granted during the fiscal year	0
Value of performance shares granted during the fiscal year	0
TOTAL	858 970

Table Summarizing Compensation Owed and Paid to Mr. Antoine Frérot

2009 Fiscal Year
	Amounts owed for the fiscal year	Amounts paid during the fiscal year
Fixed compensation (for his position as Chief Executive Officer of the Water Division)	389 193 (1)	425 000
Variable compensation (for his position as Chief Executive Officer of the Water Division)	369 200 (3)	184 500 (2)
Fixed compensation for his position as Chief Executive Officer of the Company (as of November 27, 2009)	68 453 (4)	0 (4)
Extraordinary compensation	0	0
Directors’ fees
• Paid by Veolia Environnement	0	0
• Paid by controlled companies (5)	30 144	30 144
In-kind benefits (6)	1 980	1 980
TOTAL	858 970	641 624

(1)

For the period between January 1 and November 26, 2009 inclusive.

(2)

Variable portion for 2008, paid in 2009.

(3)

Variable portion for 2009, to be paid in 2010.

(4)

For the period between November 27 and December 31, 2009.

(5)

Directors’ fees received for director’s positions held with other companies of the Veolia Environnement Group, in France and outside France.

(6)

Company car provided.

Back to Contents

Compensation of the Chief Executive Officer and Objectives for 2010

In accordance with the recommendation of the Nominations and Compensation Committee, at its meeting held on March 24, 2010, the Board of Directors decided to maintain, for the 2010 fiscal year, the fixed portion of Mr. Antoine Frérot’s compensation at the level set in December 2009, i.e., €750,000. To determine the variable portion of the Chief Executive Officer’s compensation for the 2010 fiscal year, the Board of Directors decided to retain the allocation of a quantitative portion of 70% and a qualitative portion of 30%.

In line with the Group’s objectives, which related to cash flow and operating income (in each case subject to certain adjustments) in 2009, the criteria applied to determine the quantitative portion of the Chief Executive Officer’s variable compensation are meeting budgetary objectives concerning (i) first, operating cash flow after deducting net investments, adjusted by the positive or negative change in working capital requirements (weighted at 35%) and (ii) second, the gain in adjusted operating income (weighted at 35%).

Details concerning stock subscription or purchase options that may have been granted to and exercised by the Chief Executive Officer during the 2009 fiscal year, as well as the Chief Executive Officer’s obligation to keep the shares obtained by exercising the subscription or purchase options, are described under the headings “Share Subscription and Purchase Options” and “Share Ownership” below.

Details of the options awarded to the Chairman and Chief Executive Officer and exercised by them in 2009

For a description of the options awarded to the Chairman and Chief Executive Officer and exercised by them in 2009, see “Share Subscription and Purchase Options” below.

Obligations of the Chairman and Chief Executive Officer to retain shares that result from the exercise of share subscription or purchase options (Article L.225-185 and L.225-197-1 of the French Commercial Code).

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

This rule has not been applied in practice, as no options or bonus shares have been awarded since 2007.

The Board will study the new terms of application now that the offices of Chairman and Chief Executive Officer are separated, if options are effectively awarded to the Chief Executive Officer in the future.

Back to Contents

BOARD PRACTICES

After the Company was converted into a société anonyme with a Board of Directors on April 30, 2003, the Accounts and Audit Committee and the Nominations and Compensation Committee, and their respective internal rules and regulations, were retained and modified to meet the requirements of the Company’s new Board of Directors. In addition, at its meeting of September 14, 2006, the Company’s Board of Directors created the Strategy, Research, Innovation and Sustainable Development Committee.

Accounts and Audit Committee

The duties of the Accounts and Audit Committee, which take into account changes in U.S. laws and regulations concerning the assessment of internal controls of financial and accounting information, were changed by the Board of Directors at its meeting of March 24, 2009 to take into account the Order (“ordonnance”) of December 8, 2008 that transposed the eighth directive on statutory audits of corporate financial statements into French law (directive 2006/43/EC), which will apply to the Company as of September 1, 2010.

The Accounts and Audit Committee has three to five members appointed by the Board of Directors pursuant to a recommendation made by the Nominations and Compensation Committee. The Board appoints the Committee Chairman.

As of the date of this annual report on Form 20-F, this Committee has four independent members in accordance with the requirements of the Board’s internal rules and regulations: Daniel Bouton (Chairman), Pierre-André de Chalendar,
Jean-Marc Espalioux and Paul-Louis Girardot.

The Board of Directors appointed Pierre-André de Chalendar as a member of the Accounts and Audit Committee effective May 7, 2009. Daniel Bouton was appointed a member of the Accounts and Audit Committee effective November 2, 2009, and he was appointed Chairman effective January 1, 2010, to replace Murray Stuart, who resigned his office as director effective December 31, 2009.

According to the internal rules and regulations of the Accounts and Audit Committee, its members are required to be chosen on the basis of their financial or accounting expertise and at least one Committee member must have specific financial or accounting expertise and be independent under the criteria specified in the Board’s internal rules and regulations. The Board of Directors deemed Jean-Marc Espalioux and Paul-Louis Girardot to be financial experts within the meaning of the U.S. Sarbanes-Oxley Act, on the grounds that they possessed the expertise and experience required by that law. All of the Committee’s members are considered to be independent under the criteria set forth in the New York Stock Exchange Manual.

The Accounts and Audit Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors, and at least five times a year, to review the periodic and annual financial statements before they are submitted to the Board of Directors. In 2009, the Accounts and Audit Committee met seven times (the same number of times as in 2008). In 2009, its members’ average attendance rate was 92.0% (compared to 85.7% in 2008).

Back to Contents

Duties

In general, the Accounts and Audit Committee is responsible for monitoring issues concerning the preparation and control of accounting and financial information and, in particular, for monitoring the integrity of the Group’s financial statements and the process for preparing financial information, as well as the effectiveness of internal control and risk management systems concerning financial and accounting information. In this regard, the duties of the Committee are:

•

Regarding accounting matters, the Committee, (i) together with the statutory auditors, reviews the relevance and consistency of the accounting methods used to prepare the corporate and consolidated financial statements, examines whether major transactions are adequately reported on a Group-wide level and reviews the procedures for collecting financial and accounting information; (ii) gives an opinion on the draft semi-annual and annual corporate and consolidated financial statements; and (iii) if necessary, interviews the statutory auditors, executive management and the financial officers. If the Committee wishes, these interviews may be held without the presence of the Company’s executive management.

•

Regarding internal auditing, internal controls and risk management, the Committee (i) reviews the Group’s internal audit plan and, from time to time, receives a summary of the Group’s internal audit reports; (ii) with respect to its evaluation of internal control procedures (see Section 404 of the Sarbanes-Oxley Act), from time to time, the Committee receives information from the Company concerning its internal control organization and procedures regarding financial and accounting information; (iii) interviews with the internal audit and internal control managers and it gives its opinion on the manner in which this work is organized; and (iv) receives an annual report from the Ethics Committee regarding the operation of the financial and accounting whistleblowing system and, in conjunction with the Ethics Committee, ensures oversight of significant matters.

•

Regarding supervision of our Company’s independent auditors, the Committee (i) reviews on an annual basis the statutory auditors’ planned work; (ii) interviews the statutory auditors and the managers in charge of finances, accounting and the cash position, in certain cases, without the presence of the Company’s executive management; (iii) supervises the procedure for choosing statutory auditors and makes recommendations thereon; (iv) gives its opinion regarding the amount of fees requested by the statutory auditors; (v) gives its prior approval to activities of the statutory auditors that are strictly ancillary or directly complementary to their audit of the financial statements; and (vi) is informed of the fees that the Company and the Group pay to the statutory auditor firm and network, ensures that the amount of these payments does not call into question the independence of the statutory auditors and, if necessary, reviews measures taken to reduce threats to the statutory auditors’ independence.

Activities in 2009

In 2009, as in previous years, the work of the Accounts and Audit Committee was organized on the basis of an annual program. Minutes of its meetings are prepared and the Committee Chairman reports thereon to the Board of Directors.

In addition to reviewing the semi-annual and annual financial statements, the reference document and the quarterly business reports, the Committee periodically reviewed the action plans regarding internal controls set up in 2009 and the progress of the work undertaken by the Company in 2009 to evaluate its internal control procedures, in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act. The Committee reviewed the summaries of the internal audits conducted in 2008 and the first half of 2009 and approved the internal audit program for 2010. In addition, together with the Company’s managers, the Committee reviewed the key processes relevant to its duties: cash position and financing, off-balance sheet commitments, taxes, lawyers’ reports concerning major disputes and IT systems. The Committee was also regularly informed of the progress of the deployment of the SAP management and internal control software. The Committee approved the duties of the statutory auditors for the 2009 fiscal year and the amount budgeted for their fees. The Committee performed a financial review of the Environmental Services Division, and examined the tests for depreciating assets, fraud reports and the report on the work of the Ethics Committee. Financial management made a presentation to the Committee regarding changes in accounting regulations, the control and investment planning processes and the Group’s financing policy. The Committee examined possible changes to its duties following the regulation (“ordonnance”) dated December 8, 2008. The Committee proposed to the Board of Directors to amend its internal rules and regulations and examined the Group’s updated whistleblowing procedure.

Back to Contents

The Committee may interview persons outside the Company if it deems such interviews of use to the performance of its duties. In addition, the Committee may consult outside experts. It may also interview the Company’s financial officers or the statutory auditors without the presence of the Chief Executive Officer. Accordingly, during the past fiscal year, the Chairman of the Accounts and Audit Committee and/or the Committee members interviewed and met with the Chief Finance Officer, the manager of the finance department, the financial control manager, the risks and markets manager, the financing and cash position manager, the internal controls manager, the Group’s internal audit manager, the Secretary General, the legal director, the risk management manager and the statutory auditors. The Committee did not use outside consultants in 2009.

Nominations and Compensation Committee

In accordance with its internal rules and regulations, the Nominations and Compensation Committee must have between three and five members, who are appointed by the Board of Directors pursuant to a proposition of the Nominations and Compensation Committee. The Committee members are appointed from among the directors who do not hold management positions. The Chairman of the Committee is appointed by the Board.

As of the date of this annual report on Form 20-F, this Committee has three members, two of whom are independent (*) on the basis of the criteria set forth in the Board’s internal rules and regulations: Serge Michel (Chairman), Daniel Bouton (*) and Louis Schweitzer (*).

The Nominations and Compensation Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors, and at least twice a year. In 2009, the Nominations and Compensation Committee met eight times (compared to two times in 2008). Its members’ average attendance rate was 100%.

Duties

The main duties of the Nominations and Compensation Committee are:

•

With respect to compensation, the Committee (i) studies and makes recommendations regarding the total compensation of corporate managers that are directors and, in particular, ensures that the rules and criteria governing the variable portion of compensation are consistent with the annual evaluation of their performances and the medium-term strategy and performance of the Company and the Group, as well as regarding the granting of in-kind corporate benefits, stock purchase or subscription options and free shares, pension plans, termination compensation and any other benefits to corporate managers that are directors, ensuring that all of these components are taken into account in evaluating and setting their overall compensation; (ii) proposes a total amount of directors’ fees to be paid to the Board of Directors, as well as the rules for the distribution thereof; (iii) advises Board of Directors regarding the general policy and terms and conditions for granting stock purchase or subscription options, granting free shares and setting up employee stock ownership plans, as well as the provisions for sharing the performances of the Company or Group with employees; (iv) makes recommendations to the Board concerning the granting of stock options and, if applicable, free shares to corporate officers, as well as with respect to the performance conditions applicable thereto; (v) makes recommendations to the Board concerning the obligation of corporate managers that are directors to keep shares obtained by exercising stock purchase or subscription options or, if applicable, free shares granted to them; and (vi) gives its opinion regarding the compensation paid to the Company’s principal managers who are not also directors of the Company or of other companies of the Group.

•

With respect to nominations, the Committee is charged with making recommendations regarding the future composition of the Company’s management bodies and, most importantly, is responsible for proposing corporate officers and a succession plan. It recommends the appointment of directors, as well as the members and Chairman of each Committee of the Board, striving to ensure diversity in experience and points of view, while making certain that the Board of Directors retains the necessary objectivity and independence vis-à-vis any specific shareholder or group of shareholders. The Committee gives its opinion on the succession plan for the Company’s principal managers who are not directors. The Nominations and Compensation Committee strives to ensure that at least (i) one-half of the Board of Directors, (ii) two-thirds of the members of the Accounts and Audit Committee and (iii) one-half of the members of the Nominations and Compensation Committee are independent directors. Each year, the Nominations and Compensation Committee conducts a case-by-case evaluation of each of the directors with regard to the independence criteria as set forth in the Board of Directors’ internal rules and regulations and makes recommendations on this subject to the Board of Directors in advance of the Board’s review of the situation of each director.

Back to Contents

The Nominations and Compensation Committee assists the Board in its periodic evaluation work. It prepares the Board’s annual evaluation of its organization and operations and conducts the formal evaluation of the Board that is carried out every three years by an outside organization. Each year, the Committee provides the Board of Directors with a report evaluating the performances of the Chairman and of the directors, as well as the actions of executive management, which the Board discusses. Lastly, each year, the principal corporate managers that are not directors have a meeting with each member of the Committee.

Activities in 2009

In 2009, the work of the Nominations and Compensation Committee was devoted to: the adoption by the Board of the AFEP-MEDEF code, as amended in 2008, and the implementation thereof; the reduction in the duration of the term of office of directors; the termination of the employment contract of the Chairman and Chief Executive Officer and, then, of the Chief Executive Officer; the separation of the positions of the Chairman and Chief Executive Officer and the granting of termination compensation to the Chief Executive Officer; amendments to the rules and regulations of the complementary defined benefits pension plan (corporate managers that are members of the Executive Committee); the creation of the position of Vice-Chairman; the appointment of two new directors; the appointment of an additional member to the Accounts and Audit Committee and the replacement of that Committee’s Chairman; the preparation of proposals and recommendations to the Board concerning the compensation of the Chairman and Chief Executive Officer and the Executive Committee (setting the variable portion of compensation for 2008 and the fixed portion for 2009, criteria for calculating the variable portion for 2009) and the compensation of the Chairman and Chief Executive Officer after the separation of this position into two positions; the review of proposals concerning the compensation of members of the Executive Committee; giving an opinion on the policy with respect to granting stock options and setting up group-wide employee savings plans; the informal evaluation of the operation of the Board of Directors and its Committees; the evaluation of the independence of the directors; the distribution of directors’ fees and the revision of the rules for distributing the variable portion of directors’ fees; and the revision of the internal rules and regulations of the Board of Directors and of the Nominations and Compensation Committee.

Strategy, Research, Innovation and Sustainable Development Committee

At its meeting on September 14, 2006, the Company’s Board of Directors created a Strategy, Research, Innovation and Sustainable Development Committee and adopted its internal rules and regulations.

This Committee has three to five members, who are appointed by the Board of Directors pursuant to recommendations made by the Nominations and Compensation Committee. The Chairman of the Committee is appointed by the Board of Directors on the basis of a proposal made by the Chairman of the Board.

As of the date of this annual report on Form 20-F, this Committee had three members, who were appointed by the Board of Directors on September 14, 2006, two of whom are independent (*): Messrs. Philippe Kourilsky (Chairman), Paul-Louis Girardot (*) and Jean-Marc Espalioux (*).

In accordance with the Committee’s internal rules and regulations, this Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors. It is required to hold at least three meetings per year. During the 2009 fiscal year, the Committee met seven times (compared with eight times in 2008). Its members’ average attendance rate was 85.7% (compared with an attendance rate of 91.7% in 2008).

Duties

The duties of the Committee are to assess the research and development and sustainable development strategies and policies proposed by the departments of the Company and Group responsible therefore and to provide its opinion thereon to the Board of Directors.

The Committee must be informed of programs and priority actions undertaken and it evaluates the results thereof. In particular, it keeps abreast of budgets and staff levels and gives its opinion regarding the allocation of means and resources and whether they are appropriate in light of strategic choices made.

The Committee’s main contacts are the Company’s Chairman of the Board of Directors, executive management and Executive Committee, the Group’s research and development and sustainable development departments, as well as any other manager within the Company who has information or opinions that may be of use to the Committee.

The Committee may also interview persons outside the Company if it deems such interviews of use to the performance of its duties. In addition, the Committee may consult outside experts.

Back to Contents

Activities in 2009

In 2009, the Committee oversaw the implementation of a new organization within the Group in the fields of research, innovation and competition monitoring, focusing, in particular, revolving around the structure dedicated to the Group research and development activities known as Veolia Environnement Research and Innovation (“VERI”). The Committee analyzed and made recommendations on the research and development budget and the preparation and implementation of innovation strategies. The Committee interviewed the heads of the four Divisions and their teams, as well as the managers of VERI, the industrial markets and new business sectors manager and the IT systems manager. The Committee also monitored progress made with respect to industrialization and the sharing of knowledge and expertise within the Group and made recommendations thereon. The Committee presented a report on its work to the Board of Directors’s meeting of December 17, 2009.

Committees created by management

Disclosure Committee

The Disclosure Committee was created by the Chairman of the management board and the Company’s Chief Finance Officer on December 11, 2002, the date on which the proposal to create such Committee was submitted to the Company’s management board. The meetings of the Committee are chaired by the Chief Executive Officer.

In addition to the Chief Executive Officer, the members of the Disclosure Committee are the members of the Company’s Executive Committee, the Company’s Chief Finance Officer, the Secretary General, the finance managers of each Division and the managers of the Company’s major centralized departments.

According to its internal rules and regulations, the principal duties of the Disclosure Committee are to oversee the implementation of internal procedures for collecting and verifying information to be made public by the Company, to define the procedures for preparing and drafting reports and communications, to review information communicated and to approve the final version of draft reports and communications, in particular Form 20-F, that are to be filed with the French and U.S. stock exchange authorities, as well as to review the manner in which they are published, filed or registered.

The Disclosure Committee meets as often as is necessary to perform its duties and, in any event, at least twice a year. It meets first before the end of each year to organize and initiate the process of drafting the reference document and Form 20-F for the past fiscal year, and it meets again before Form 20-F is filed with the U.S. Securities and Exchange Commission (SEC) in order to approve the content of this report. If necessary, the Committee may meet before the announcement of any significant events.

The Disclosure Committee met twice in 2009. At its meeting of April 9, it reviewed inter alia the procedures followed in preparing and approving Form 20-F before it was filed with the SEC on April 16, 2009, as well as the certificates required to be provided by the -Chief Executive Officer and the Chief Finance Officer in accordance with U.S. regulations. At its meeting of December 17, 2009, the Disclosure Committee principally reviewed recent regulatory developments that could have an impact on the communication and publication of information intended for the market, in particular through the reference document and Form 20-F, and initiated the process of collecting information and preparing the annual reports for the 2009 fiscal year.

Ethics Committee

The Ethics Committee was created by Veolia Environnement’s Executive Committee in March 2004. It has three to five members who are chosen by the Company’s Executive Committee. The Committee elects a Chairman from among its members. The Chairman has no more powers than the other members, except the power to break a tie in the event of a tie vote.

As of the date of this annual report on Form 20-F, the Committee has three permanent members and one alternate. The Committee’s members are present at the Company on a daily basis.

Membership on the Committee is open to employees, former employees or persons outside the Company. Members are chosen from among applicants who are familiar with the Group’s businesses and who have a professional position that guarantees the independent judgment and perspective necessary for the position.

The Committee’s decisions are made by a majority vote. Its members are subject to a strict confidentiality obligation and are not authorized to disclose outside the Company the position they hold. To guarantee their ability to exercise their judgment objectively, they receive no instructions from the Company’s executive management and they cannot be dismissed during their term of office (which is four years and which can be renewed).

Back to Contents

The Committee may seek assistance from designated contact persons within each Division. This local presence has become particularly important since 2009 when the Company began appointing managers with geographical responsibilities.

In accordance with its internal rules and regulations, the duties of the Ethics Committee are to make recommendations regarding the fundamental values of Veolia Environnement concerning subjects it has chosen itself or in response to questions presented to it.

Accordingly, in 2009, the Ethics Committee continued the major review of labor standards within the Group that it initiated in 2008, which led it inter alia to carry out visits to countries where labor is less well protected than elsewhere.

In order to stay closely informed of the Group’s operations, the Committee seeks to increase its contacts with all groups of persons that may benefit from its services. These contacts range from attendance at certain seminars in France or outside France that gather certain targeted groups to individual interviews.

In 2009, the Committee also continued its practice of holding meetings with each member of the Company’s executive management, a practice it plans to continue each year.

The Ethics Committee may carry out “ethics audits” with regard to any of the Group’s operations, in France and outside France. The principal purpose of such audits is to assess, through individual interviews with a sample that is as representative as possible of the site visited, the level of employees’ understanding of ethics issues, their familiarity with the Group’s values, the ethical problems they may encounter, and the training they receive from their supervisors or provide to their employees on the subject.

Furthermore, the Ethics Committee is the body that receives and investigates alerts by Group employees regarding breaches of the code of conduct, in particular those in the Group’s “Ethics, Commitments and Responsibility” program. This is known as the whistleblowing procedure. The Committee has all necessary authority to perform these duties. It can interview all employees of the Group, the statutory auditors and any third party. It can also request the assistance of Veolia Environnement’s internal audit department or use the services of outside experts. It has access to all sites or companies of the Group.

In 2009, as in previous years, the Committee received few major alerts concerning ethical issues. The Committee continues to note that there is a significant difference between Anglo-American countries, where this system operates without difficulty, and the rest of the world, where this procedure is not a part of the culture. Therefore, the Committee has initiated an internal communication program to make its role better known and to inform all Group employees of their right to bring a matter before the Committee if all natural problem resolution avenues have already been tried unsuccessfully.

As it does every year, in 2009, the Committee reported on its work to the Accounts and Audit Committee and to the Executive Committee, describing matters on which it was satisfied and areas in which future action was desirable.

Back to Contents

EMPLOYEES

Employee Information

The corporate information below is taken from an international database, which we have been developing since 2001. This database includes, for all of the companies in our Group whose results are fully or proportionally consolidated for accounting purposes, approximately 200 corporate indicators, that yield more than 270,000 pieces of data per year, sorted by company, country and geographical area or region.

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

Total Number of Employees

As of December 31, 2009, we had 312,590 employees, a decrease of 6.97% (24,423 employees) over 336,013 employees as of December 31, 2008.

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location as of December 31, 2009:

	Water*	Environmental Services*	Energy Services	Transportation	Total	%
Europe	59,538	54,165	40,026	55,807	210,589**	67.38%
of which metropolitan France	30,483	23,705	15,396	29,887	100,524**	32.16%
North America	3,874	9,549	628	14,116	28,167	9.01%
South America	4,801	7,352	6,962	1,030	20,145	6.44%
Africa/Middle East	8,412	8,546	1,405	3,313	21,676	6.93%
Asia/Pacific	19,164	5,988	3,536	3,325	32,013	10.24%
Total	95,789	85,600	52,557	77,591	312,590**	100%
%	31%	27%	17%	25%	100%

*

 Proactiva’s employees (10,656 employees) have been divided according to activity, between Water (3,633 employees) and Environmental Services (7,023 employees).

**

The total number for France includes 1,053 employees who work at our Company’s headquarters (VE SA, VERI and VEIT), at the Centre d’Analyses Environnementales and at the Veolia Environnement Campus.

At December 31, 2009, 32.16% of the Veolia Environnement total headcount was located in France, 35.22% in the rest of Europe, 10.24% in the Asia/Pacific region and 22.38% in the rest of the world.

Breakdown of employees by type of contract and by category

Among the 312,590 employees managed by the Company at December 31, 2009, 292,223 (93%) held indefinite-term contracts and 20,367 held fixed-term contracts. During 2009, 5,961 fixed-term contracts were converted into indefinite-term contracts (29.2%). Among the employees managed by Veolia Environnement at December 31, 2009, 28,580 (9.1%) were managers (cadres), and 284,010 were non-managers. The headcount comprised 62,337 women, representing 19.9% of the total number of employees.

In France, among the 100,818 employees managed at December 31, 2009, 95,794 (95%) held indefinite-term contracts and 5,024 held fixed-term contracts. During 2009, 1,970 fixed-term contracts were converted into indefinite-term contracts (39.2%). Among the employees managed by Veolia Environnement, 13,141 (13%) were managers, and 87,677 were non-managers. The headcount comprised 19,690 women (19.5%).

Weighted average annual number of employees

This headcount corresponds to the equivalent number of employees Veolia Environnement would have if these employees had all worked full time throughout the year. It is calculated by weighting the total headcount against both the employment rate and the amount of time worked by each employee. In 2009, this headcount was 296,120.6 employees, of whom 278,223.4 (94%) held indefinite-term contracts.

Back to Contents

In France, the weighted average annual headcount in 2009 was 97,568.9 employees, of whom 92,893.9 (95.2%) held indefinite-term contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies. In 2009, the consolidated weighted average number of employees was 291,000.

Optional and mandatory profit-sharing

In France, in 2009, the total amount paid in respect of optional profit-sharing was €68,810,823 (€62,361,750 in 2008) and the amount paid in respect of mandatory profit-sharing was €64,616,872 (€68,139,126 in 2008). The total amount of optional and mandatory profit-sharing represented €133,427,695, or 4.4% of the total cost of employment (€130,500,877 in 2008).

Labor relations and overview of collective bargaining agreements

In 2009, 2,047 collective bargaining agreements were signed, including 1,023 agreements on compensation, 268 agreements on health, safety or working conditions, 317 agreements on labor-management dialog and 439 agreements on other subjects or that regrouped several subjects. The total number of employee representatives was 15,553. In France, 786 collective bargaining agreements were signed, including 431 agreements on compensation, 91 agreements on health, safety or working conditions, 88 agreements on labor-management dialog and 176 agreements on other subjects or that regrouped other subjects. The total number of employee representatives in France was 9,372.

Human Resources Policies

At the end of 2009, Veolia Environnement had 312,590 employees, 7% less than in 2008. This is a result of the disposal of certain assets (in particular Veolia Propreté Nettoyage et Multiservices), the loss of certain contracts and the impact of the economic crisis on some industrial sector contracts.

The nature of the Group’s activity fully justifies the attention paid to all its employees, who are located throughout the 74 countries where Veolia is present. Firstly, this service-based activity, which is provided to the public, local and regional government, requires a know-how that is extensively drawn from Veolia men and women. Secondly, their skills cannot be delocalized, as they need to be in proximity to the territories and populations they serve.

For these reasons, systematically taking into account local context, cultural specificities and the existing teams is at the heart of the Company’s preoccupations and strategy. The human resources policy is therefore based on the conviction that valorizing talents and skills is a prerequisite for motivating employees and improving performances, at all levels of the business, at all stages of corporate life and for each of its local contexts. In the current economic climate, the Group’s social model must, more than ever, reinforce its founding values of employability, skills development, occupational safety, social awareness and guaranteed decent living conditions.

Ensuring that new employees are integrated and retained is therefore a key strategic aspect of the Group’s human resources policy. As an extension of the principles that were adopted several years ago, Veolia Environnement is continuing its efforts to offer all new employees sound training that is specific to each occupation, which makes it possible for them to become professionals in their field of business and to create opportunities for themselves to progress throughout their career. This training is also intended to develop their sense of service and to enhance the contribution they make, at their level, to the provision of essential needs, the preservation of the environment and the well-being of the public.

One of the means of developing this sense of service is through work-study programs. This type of training has become a standard method of recruitment in the various Group entities. In France, the “Veolia Skills” program, which started in 2005, illustrates the Group’s commitment to put this approach into practice through apprenticeship or work-and-training contracts.

Developing career paths and mobility, encouraging labor-management dialog at all levels and using social engineering know-how are all positive measures that convey the Group’s values in all the countries where it does business. Safety remains a major concern and the Group is tirelessly pursuing its efforts in this area, while also helping its employees to stay in good health. Moreover, increasing diversity and promoting equal opportunities are key issues for maintaining growth and upholding Veolia Environnement’s commitment to cohesion and teamwork. Finally, employee well-being is addressed through suitable living conditions and an equitable compensation policy that rewards employees’ individual efforts and takes into account the Company’s performance.

Back to Contents

Understanding our corporate reality

Only sound knowledge of corporate reality and operational practices makes it possible to deploy and manage human resources consistently. The Group uses a worldwide network of more than 700 correspondents who collect, process and consolidate around 200 social indicators. A dedicated software package is used to ensure that this process is reliable and to validate the data, which is then analyzed by geographical zone, by country and by type of activity.

The objective, accurate evaluation of the human resources performance of each entity over time is guaranteed by the stability of the chosen indicators. In this regard, once again this year Veolia Environnement is ranked as the leading CAC 40 company in terms of the thoroughness and quality of its human resources data1.

Specific attention is paid to five parameters:

•

employee loyalty;

•

reducing absenteeism;

•

safety of working conditions;

•

reducing temporary labor (fixed-term contracts and temporary workers);

•

the development of vocational training and of skills.

These are the key tenets of the human resources policy that is driven by Veolia Environnement general management, to which it has asked Veolia entities to devote their efforts in terms of steering.

Analysis and internal surveys are also conducted in order to improve the steering of the human resources policy in the years to come:

•

identify recurring trends through analyzing changes in the indicators over the last three years;

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

This method of evaluation and performance steering is based on a common framework of performance objectives, which is personalized in light of the specificities of local occupations and contexts (e.g. practices, legislation, regulations and social protection, etc.). The analyses and surveys will be continued in order to refine the method over time.

1

Alpha Study issued on November 26, 2009 on the 2008 reports.

Back to Contents

Encouraging employee loyalty through the development of skills and professional progress

Veolia Environnement strives to attract and train the best employees in all the socio-professional categories of its professions and in all countries where the Group is present.

Veolia Environnement reaffirms its societal commitment to facilitate access to jobs for young people and the unemployed, by emphasizing its investment in the work-study system, which prepares its employees for employability by combining theoretical training and practical experience. For Veolia Environnement, work-study programs are not only a training policy, but also a recruitment policy, since they facilitate access to employment and the hiring process stages for the Company.

Veolia Environnement’s exemplary action in the field of work-study programs has been recognized through the “Work-Study Mission” entrusted to Henri Proglio by the French President, in the context of the current economic climate and the state of employment among young people. This action has led to both major corporations being mobilized around the promotion and development of work-study contracts, as well as to the publication of a report delivered to the government in December 2009, which proposes a set of measures to encourage companies to use work-study programs.

In the same way, at the request of the Secretary of State for Employment, the Veolia Environnement director of training authored a study on mentoring.

Regardless of their origin and length of service, this also means giving each employee the possibility of developing their skills throughout his or her career. Annual assessment interviews define the requirements that are necessary for each employee to develop skills and improve career development prospects. These are complemented by executive reviews and the design of succession plans for the key positions in each entity.

In order to strengthen management culture, particular attention is paid to the management of senior managers, in particular their leadership potential and their ability to propagate Veolia Environnement’s social responsibility values. It is therefore essential for the Group to identify talented managers and to anticipate natural turnover, by strengthening the talent pipelines in a constant, balanced way so as to reflect the Group’s international deployment and diversity.

Continuance of the “Veolia Skills” approach

Veolia Skills is a recruitment approach that was launched in France in 2005 in order to anticipate business growth and changing qualifications. The program is open to internal and external candidates, of all ages and qualifications.

External candidates benefit from apprenticeship or training contracts in order to receive work-study training over nine to twenty-four months. If the training is completed successfully, the candidates are awarded a diploma (ranging from a CAP (vocational skills certificate) to a Master’s degree), which increases the chances of being offered an indefinite-term employment contract.

The approach is also open to internal candidates, who are offered Skills Development Contracts or work-study periods in order to progress within the Group. These types of mobility show how the framework agreement is being implemented to develop skills.

As part of the Veolia Skills operation, the regional branches of Veolia Environnement decided to organize “Meetings with Employment and Training Partners” in the fall of 2008. The aim of these meetings was to encourage discussions and to clarify the expectations of all the stakeholders concerned locally by the environmental services sector. More than 750 participants responded favorably to this call. These meetings have given rise to the publication of a progress report entitled “The New Challenges for Environment Sector Professions”. From April to June 2009, Veolia Environnement went out to meet candidates who were pre-selected by employment and training partners (State Job Centers, local initiatives, the AFPA, GRETA and CFA training organizations, Disability Advisory Bureaus, etc.). Candidates were able to have meetings with Group employees who work in areas where there is a strong need for recruitment.

In contributing to the “Work-Study Mission”, Veolia continued to act as a socially responsible employer, by committing to hire 3,000 young people in 2009/2010 through various work-study contracts: apprenticeship contracts, work-and-training contracts or research agreements.

Back to Contents

Career paths diversified by mobility

In order to enrich its employees’ professional paths throughout their careers, for a number of years Veolia Environnement has invested in internal mobility for its staff categories. In 2009, over fifteen thousand employees benefited from mobility.

The Veolia Environnement recruitment and mobility website has been overhauled and extended. This new space, which is available online, is aimed as much at external candidates for positions or internships, as at Group employees who wish to change business sector or function. This portal is currently being deployed internationally: in the United States, the United Kingdom and Germany.

International development is not possible without executive mobility. Executives are corporate experts or managers who contribute to the start-up and development of new operations throughout the world, while facilitating the pooling and transfer of know-how. The objective is to encourage all talented employees and to accompany them wherever they work. Expatriates therefore come from an increasing variety of countries and represent forty-six nationalities.

In the past ten years, this population has almost doubled and at the end of 2009, 893 employees (of which 74% are French) were on assignment in more than seventy countries. Employee mobility involves for the most part the Group’s development zones: Asia, Africa and the Middle East, in particular China, Saudi Arabia and the UAE.

Efforts are also continuing to promote VIE (International Corporate Volunteer) contracts. These young graduates (164 in 2009, of which one-third are women) represent a potential reservoir of talent for international mobility and for the Company.

Training and work experience

In order to maintain its position as a world leader in its sector (environmental services) and reinforce the quality and technical excellence of its services, Veolia Environnement relies on its prime resource: skilled employees. To develop employee skills in the constantly changing environment of its business sectors, the Group has entrusted Campus Veolia Environnement with the organization of an ambitious training policy that is based on the following guiding principles:

•

ensure that Group employees are as professional as possible in their profession and working environment, by emphasizing the experience they have acquired to clients;

•

organize the transfer of know-how within companies;

•

support the policies of professional mobility and career development;

•

strengthen the corporate culture that surrounds the environmental services profession by promoting potential synergies (high value-added for Group clients) and team work.

Campus Veolia Environnement: a benchmark for training

Campus Veolia Environnement is the expression of Veolia’s desire to be a reference in the field of vocational training. The Campus is responsible for implementing and organizing the training policy, and re-groups in a single location the various Group training divisions and trains employees and apprentices in skills that are specific to its four business segments. Campus Veolia Environnement can simultaneously host hundreds of apprentices, and award seventeen diplomas, from the CAP (vocational skills certificate) to a Master’s degree, via its Apprentice Training Center (CFA). The Campus is a genuine benchmark in the field of ongoing, vocational training and its platforms and simulators reproduce employee tools, processes and working conditions.

In response to worldwide growth that involves human, commercial and financial issues, making sure that the know-how of the Group’s employees is aligned with changes in its business segments and the diversity of local contexts has become a necessity. This is why the training offered by Campus Veolia Environnement is being constantly adapted.

Back to Contents

Tasks and governing principles

Training is open to all employees, throughout their careers. Campus Veolia Environnement offers initial training through work-study programs, as well as ongoing training. The Campus makes it possible to obtain a recognized diploma or qualification. Its training courses are taught using real-life situations to encourage understanding of the profession, the demand for quality service and employee autonomy.

With around 450 Group professionals, internal skills are mobilized, which encourages teaching through a combination of work and study. The concept of joint investment by the employee and the company is particularly emphasized.

An international network built on a tested model

Campus Veolia Environnement coordinates the international training network, which is structured over the five continents. This network already federates eighteen campuses in eleven countries. This network makes it possible to implement and adapt training programs and take appropriate action that is aligned with the specificities of the region, countries and divisions concerned. To ensure the consistency and homogeneity of this deployment, local trainers benefit from the guidance of Campus Veolia Environnement quality training standards. Moreover, efficient relations are maintained with universities, top graduate schools and research centers.

As a complement to the original Jouy-le-Moutier site and as part of a logical move to bring employees closer together while maintaining a strong regional presence, five regional Campuses (North West in Lille, Central Eastern in Lyon, South East Marseille, West in Nantes and South West in Tarbes) have been open since 2008.

In the same way, the network of Campuses benefits from international branches: eleven Campuses support Veolia Environnement international development by proposing adapted programs in Germany, Australia, China, Egypt, the United States, Gabon, Israel, Morocco, the Czech Republic, the United Kingdom and Sweden.

Ensuring the safety and health of employees

Prevention, and the health and safety of our employees, are a continual concern given the very nature of our activities:

•

working on public roads;

•

being faced with antisocial behavior in vehicles;

•

working conditions on certain sites or the facilities of some corporate clients;

•

tasks that require a certain amount of physical labor.

Each Veolia Environnement Division and each subsidiary monitor accidentology indicators, in particular the frequency and severity of accidents in the operational management of their business activities.

In addition to constant work to improve safety materials and individual equipment, several priority safety measures have been implemented:

•

29% of each employee’s training is devoted to health and safety, in order to prevent occupational accidents;

•

preventing risks well upstream involves identifying and evaluating these risks; for example, particular attention is paid to the risks linked to the use of chemicals, for example, within the context of the European REACH Regulation;

•

as part of labor-management dialog, the 3,360 structures that are dedicated to health and safety contribute to raising awareness of these matters;

•

supporting employees who have suffered occupational accidents, both during their absence and when they return to work.

Using indicators, the Veolia Environnement Executive Committee regularly analyzes the prevention of occupational risks, health and safety as the logical extension of an approach to continually improve operational and management practices.

Back to Contents

The progress plan implemented in the Group since 2008 has made it possible to support various priority actions in the field throughout the world by focusing on:

•

annual Prevention, Health and Safety road maps for managers (quantitative data, current situation review, performance targets and plans for future actions);

•

Group management standards for Prevention, Health and Safety, which define the indispensable basis of Group requirements for occupational health and safety, and allow the operational entities to perform self-evaluations and be audited;

•

monitoring accidents via an information system that is being deployed to record and consolidate information on accidents (Acciline software) in order to obtain improved analysis of the causes and better evaluate the risks;

•

the development of employee skills on safety issues (workplace tutoring and safety orientation, use of a common core health and safety syllabus for training programs, and management of prevention, health and safety matters).

The involvement of the executive management and all the Group Committee unions in France has made it possible, through the Monitoring Commission for the framework agreement signed in December 2008 on prevention, health and safety, to make an initial assessment of the priority areas for progress that result from this agreement, in particular:

•

liaison and collective prevention initiatives in the area of occupational health and safety by associating the structures that are concerned with these matters by law, such as the Committee on Health, Safety and Working Conditions;

•

identification of occupational risks, more accurate measurement of these risks and, consequently, better management of them in order to reinforce their prevention;

•

the inclusion of occupational health and safety in the career path of all employees, in particular through training programs and professional meetings;

•

the development of access to healthcare and increasing responsibility among all staff with regard to their health and their safety;

•

the promotion of career paths that prevent future unemployability, in order to make health part of skills management;

•

seek improved health-safety balance between professional and private lives.

Veolia Environnement has improved the coordination and organization of the networks that are designed to prevent health and safety risks at international level. This method of organization ensures not only better deployment of the actions undertaken, but also makes it possible to define the Group policies on the basis of the risks identified in each operational unit. It also makes it possible to highlight the best practices of all Veolia sectors throughout the world and to capitalize on them.

Preparation of the Group to deal with the influenza pandemic risk

As early as 2005 the Group took action to prepare for the risk of an influenza pandemic, in order to set up the organization and the resources to fulfill two major objectives: ensure the protection of its employees and ensure the continuity of its business activities, which are vital to the existence of local and regional government.

Following the WHO alerts concerning the A/H1N1 influenza virus pandemic, the Group activated the chosen procedures, taking into account the rise in the number of cases in each country (Mexico and the United States were the first countries affected) and maintaining close liaison with the local health authorities in order to ensure the continuity of services, eliminate contamination and limit the potential impacts on employee health.

Back to Contents

A policy of increased security throughout the world

International current affairs continually confirm the unstable, shifting nature of the environment in which Group employees are sometimes required to work in certain countries, where they may be confronted with political crises, terrorist risks and natural disasters.

In 2009 the security department monitored 1,700 missions, an increase of 25% compared to 2008. The security department has a database, analyzes the local security conditions for missions, anticipates risks by producing a monthly map of at-risk countries, and organizes training to remind employees how to behave during missions in at-risk countries (35% employees on short-term missions have been trained to date).

Risk prevention is paramount, both from a legal and human standpoint. The security department has set up responsive, coordinated internal networks at the Division’s head offices as well as in the field (fourteen “security officers” have been appointed throughout the world). In the event of an emergency, partnerships have been formed with global specialists for health and security evacuations.

Build and maintain a relationship of confidence with employees

Labor-management dialog that starts when employees join

In France and throughout the world, Veolia Environnement is continuing its acquisition-based growth through several types of transaction, including mergers and acquisitions, the creation of joint subsidiaries with other industrial partners, and PPP contracts signed with local and regional government authorities. In all cases, the employees, who are the players in service professions, are one of the key success factors.

The challenge is to transfer and integrate the existing personnel into an approach that aims to achieve progress at every level of the business and at all stages of employment. This concerns the employee position characteristics, as well as training, the capitalization of know-how, the transfer of skills, as much as compensation and employee benefits. This amounts to building a new corporate project based on Veolia Environnement’s values, while taking into account the existing project.

Veolia Environnement’s human resources policy for these types of business combination is based on the conviction that the identification and valorization of talents and skills is a pre-requisite for motivating managers and improving performance.

Systematically taking into account the local context, mentalities and teams in place is at the heart of the Company’s strategy. The Company’s social engineering expertise and the management of human resources in this area, are success factors for all these growth and integration operations.

Group committees to structure and strengthen labor-management dialog

For the Group’s local services, which are fundamental to Veolia Environnement’s business, labor-management dialog is initiated in business units that are as close to the employees and the working environment as possible. It is within this framework that labor and management representatives are best able to provide appropriate solutions in the areas of organization and working conditions, skills development and rewarding each employee’s individual efforts.

The Veolia Environnement labor-management dialog venue has three levels:

•

the first level, that of the business, remains the natural negotiating venue;

•

the second level, that of the country, regroups joint commissions for information and dialog that cover all the national themes;

•

the third level, on a European scale, informs and consults employees throughout Europe.

Two Group Committees were set up: one in France in 2003, then one at European level in 2005. These Committees met regularly in 2009, with each holding a plenary session and meetings at the level of their respective offices.

Within the scope of this active dialog, commissions have been monitoring the “Prevention of Occupational Risks, Health and Safety at Work” agreement, which was signed by all the French labor union organizations in December 2008.

Back to Contents

A new agreement was signed by the general management and all the labor union organizations (CGT, CFDT, CGT-FO, CFE-CGC, CFTC; UNSA) on February 9, 2010. This Group-level agreement covers the quality and development of labor-management dialog in France, in particular with regard to:

•

recognition of the importance of labor-management dialog as a priority means of ensuring the Group runs smoothly and enjoys economic development;

•

the implementation of Group union coordinators with regard to the new provisions of labor law;

•

the adaptation of the resources allocated to Group union coordinators and their organizations within the scope of the new provisions of the law on union representativeness;

•

the definition of the process that ensures elected employees’ careers and remuneration are actively managed and evolve, in particular via the recognition of union careers through the Validation of Professional Experience (VAE);

•

the rules governing access to and use by union organizations of new information and communication technologies.

The projected management of jobs and skills was also the subject of in-depth discussions with labor and management representatives concerning:

•

the implementation of a global process that aims to steer employment at Group level, while strengthening labor-management Dialog;

•

the processes that aim to facilitate the professional mobility of employees and skills development;

•

the implementation of joint business segment observatories at the level of each of the business segments, complemented by a coordination committee at the Group level.

Lastly, as an extension of Veolia Environnement labor-management dialog, during the France and Europe Group committee meetings in the second half of 2009, there was in-depth communication by executive management on the issues associated with the Transdev Group combination.

Promote diversity and fight against discriminations

From the outset, the Company adopted diversity as a core value:

•

cultural diversity, which is linked to the many different origins of its employees, with over a hundred nationalities represented;

•

economic diversity, which is associated with having several business segments;

•

social diversity, which is a result of being located in many different countries.

These three dimensions are a source of riches that requires careful attention, as well as coordinated reflection on the guiding principles of the Veolia Environnement diversity policy.

In 2007, an extensive program of internal work was undertaken with two aims:

•

produce a diagnostic review of behavior and practices in the Group and its subsidiaries;

•

generate a base of common values that preserve the Group’s identity and respect the diversity of its environments.

Back to Contents

This approach was put into practice through the launch of a “2008-2011 Diversity and Equal Opportunities Plan” that emphasizes three essential levers:

•

equal treatment, to guarantee non-discriminatory access to jobs, career progress and skills development;

•

harmonious management of diversity on a day-to-day basis, which means respecting differences, fighting against prejudices, and raising the awareness of Group internal stakeholders through training programs;

•

minimum labor standards, which guarantee growth that is socially responsible. These Group minimum labor standards, which go beyond the fundamental rights defined by the ILO and the OECD, need to be detailed and adapted throughout the world, in order to guarantee genuinely equal opportunities for all.

In order to promote non-discriminatory access to employment, Veolia Environnement is continuing its policy of recruitment through work-study programs. This policy aims to improve labor market access and employability for persons for whom access to jobs is difficult: young people without qualifications and the unemployed. The policy is therefore oriented towards sectors of the public that are deemed to be a priority: women (access to “male” professions and key positions), seniors (job maintenance), and employees of various ethnic origins. Access to operational management positions for women and increasing the international nature of senior executives are some of the ways forward that have been identified. With regard to careers for union representatives, the Group must be able to offer guarantees so that each elected representative can return to his/her profession and acquire new skills at the end of his/her term of office.

Veolia Environnement also ensures that it helps seniors to stay in their jobs and encourages the recruitment of persons who suffer from handicaps or disabilities. The Divisions have Disability Assistance Offices that lead initiatives in terms of raising awareness, assistance with hiring disabled employees or the use of sheltered workshops.

In France, an Active Solidarity Plan was launched in consultation with the France Group committee, in order to support the more disadvantaged employees in a difficult economic context.

Within this framework, a center for advising and supporting employees outside the Company was set up: “Allô Solidarité”. Its objective is to resolve urgent situations and to provide security for individuals who very often do not know who to contact.

In an initial pilot phase, the operation concerns the Ile-de-France Region, where 30,000 employees are based. In order to ensure all employees were informed of this initiative as soon as the system was set up, a card with a toll free number and some explanations was attached to their pay slip.

In nine months, around 500 calls were received, primarily concerning housing and/or financial problems.

Lastly, in order to increase the visibility of its pro-diversity undertakings and actions, Veolia Environnement has applied for the diversity accreditation created by the French government and awarded by Afnor Certification in order to recognize corporate best practices.

A consistent, competitive compensation policy

Veolia Environnement applies a global compensation policy, which is consistent with the Company’s results and includes the following components: salaries, social security and employee savings. This policy is based on the following principles:

•

guarantee competitive compensation that is in line with local market practices;

•

offer equitable compensation, which takes into account and rewards individual efforts;

•

increase social security (health, disability and life insurance);

•

minimize the risk associated with the existing systems for paying entitlements or pensions in the various countries where we do business;

•

open access to employee savings.

Back to Contents

The increase in life expectancy, the rise in healthcare costs and the retirement of the “baby boom” generation will have a lasting effect on the balance of social security systems. In certain countries, following the abandonment of public social security systems, economic stakeholders have a duty to provide health, benefit and pension cover for their employees.

As a result of its international dimension, the Company must take these factors into account and ensure that it:

•

complies with local legislation and implements complementary social security systems in order to guarantee high quality coverage for all its employees;

•

guarantees the competitiveness of the Company by limiting benefit obligations that fall within the scope of IAS 19;

•

finances benefit systems by employer and employee contributions, so that each party assumes responsibility.

At December 31, 2009, Veolia Environnement’s benefit obligations represented €1.96 billion, an increase of around 15% compared to the end of 2008, which is primarily due to changes in actuarial assumptions, and also linked to currency exchange effects. These obligations are mainly comprised of pension schemes with defined benefits (65%) and career-end indemnities (24%). The other obligations are mainly medical coverage for retirees, length of service reward payments and contract termination indemnities. These Group obligations exist in around 50 countries.

Share subscription and purchase options

Options awarded to the Chairman and Chief Executive Officer and exercised by them in 2009

Our Chairman and Chief Executive Officer were not awarded any share subscription or purchase options in 2009 and neither of them exercised any options or received bonus shares during the year 2009.

Share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during 2009 and options exercised during 2009

The table below sets forth the share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during 2009 and options exercised during 2009:

Share subscription or purchase options granted to the top ten employees who are not corporate officers and exercised by them	Total number of options awarded / shares subscribed for or purchased	Average weighted price**	Plan number

Options awarded during the 2009 fiscal year by Veolia Environnement and any company within the option award perimeter, to the ten employees of Veolia Environnement and of any other company included within this perimeter, who were awarded the highest number of shares in this way

	none	NA	NA
Options held on Veolia Environnement and the companies referred to above, which were exercised during the 2009 fiscal year, by the ten employees of Veolia Environnement and of said companies, for whom the number of options thus exercised is the highest*	4,917	36.65	No. 3
	16,648	22.14	No. 4
	3,519	24.32	No. 5
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

2007 Plan (6)
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

(6)

As the performance criteria linked to the growth of the net earnings per share were not reached, the members of the Executive Committee and the senior managers lost 100% of their right under the 2007 Plan, i.e. 1,082,500 options and 29,500 SAR. The other managers lost 50% of their rights, which represent 660,150 options and 42,150 SAR.

Back to Contents

Pursuant to the a three-year authorization granted by our general shareholders’ meeting of June 21, 2000, our former management board decided on January 28, 2002 to implement a stock option plan (plan No. 3) pursuant to which 1,400 of our employees (including five members of our former management board) received options to subscribe to a total of 4,413,000 newly-issued shares of our Company at €37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,657,903 shares and €36.65 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan expired on January 28, 2010. As of December 31, 2009, 2,351,868 options had been exercised. On the expiration date, a total of 2,385,941 shares had been subscribed for as a result of the exercise of these options. The remaining unexercised options were cancelled.

Pursuant to an authorization granted by our general shareholders’ meeting of April 25, 2002, our former management board decided on March 24, 2003 to implement a stock option plan (plan No. 4) pursuant to which 1,740 of our employees (including six members of our former management board) received options to subscribe to a total of 5,192,635 newly-issued shares of our Company at €22.50 per share. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 5,164,390 shares and €22.14 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in March 2011. As of December 31, 2009, 3,164,028 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2004, our Board of Directors decided on December 24, 2004 to implement a stock option plan (plan No. 5) pursuant to which 1,087 of our employees (including seven members of our Executive Committee in office at the time of award) received options to subscribe to a total of 3,341,600 newly-issued shares of our Company at €24.72 per share. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 3,392,012 shares and €24.32 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant will expire in December 2012. As of December 31, 2009, 232,596 options had been exercised.

Pursuant to a new authorization granted by our general shareholders’ meeting of May 12, 2005, our Board of Directors decided on March 28, 2006 to implement a stock option plan (plan No. 6) pursuant to which 1,378 of our employees (including seven members of our Executive Committee in office at the time of award) received options to subscribe to a total of 4,044,900 newly-issued shares of our Company at €44.75 per share, which reflected the average opening share prices of our shares in the 20 days preceding the Board of Directors’ decision. Such exercise price does not include any discount, in accordance with the general meeting’s authorization of May 12, 2005. The total number of newly-issued shares eligible for subscription and the exercise price have been adjusted to 4,110,406 shares and €44.03 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will be exercisable from March 2010 and will expire in March 2014. As of December 31, 2009, 1,300 options had been exercised in advance due to the death of a beneficiary, in accordance with French law.

2007 fiscal year

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

Pursuant to a new authorization granted by our general shareholders’ meeting of May 11, 2006 relating to the issuance of undiscounted share subscription and purchase options representing up to 1% of the share capital, our Board of Directors decided on July 17, 2007 to implement a stock option plan (plan No. 7) pursuant to which 557 of our employees (including seven members of our Executive Committee in office at the time of award) received options to subscribe to a total of 2,490,400 newly-issued shares of our Company, corresponding to approximately 0.60% of share capital on the day the plan was authorized. The exercise price of the options has been set at €57.05 per share, which reflects the average opening prices of our shares in the 20 days preceding our Board of Directors’ decision. Options granted pursuant to this plan will be exercisable from July 2011 and will expire in July 2015.

Back to Contents

Pursuant to the board’s decision, 2,490,400 share subscription options were awarded to 557 beneficiaries, including 330,000 options awarded to the members of the Executive Committee and 2,160,400 to the Group’s senior executives and other executives.

2008 fiscal year

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

2009 fiscal year and 2010 general meeting

The authorization to award share subscription or purchase options granted by the general shareholders meeting of May 7, 2008, which is valid until July 7, 2010 was not used during the 2008 and 2009 fiscal years.

As of December 31, 2009, a total of 19,482,535 share subscription options had been granted, giving the right to subscribe to 10,926,573 of our shares, after adjustments and exercises. Of this total, a total of 6,580,862 options were exercisable.

On March 24, 2010, in accordance with the recommendations made by the Appointments and Compensation Committee, the Board of Directors defined the Company policy on incentive schemes for the Group’s managers and executive officers for the 2010 fiscal year. In this regard, the Board of Directors decided to favor the award of stock options.

The Board decided that, should stock options be awarded during the fiscal year, the options would be reserved to the main executives and managers in the Group, except for the chaiman of the Board of Directors and for the Chief Executive Officer. Board of Directors also decided that the vesting of options would be contingent on modalities to be defined, for all beneficiaries, and on attaining return on capital employed (ROCE) of at least 8.4% as of December 31, 2012. The exercise price of the options would be fixed with reference to the average of the last twenty stock market prices for Veolia Environnement shares (with no discount or premium).

In light of these policy decisions, the board decided to propose that the general meeting of shareholders to be held on May 7, 2010 vote to approve a resolution that authorizes the board to award employees of the Company and of companies that are affiliated to it, for a period of twenty-six months, share subscription or purchase options, with no discount, capped at 1% of the share capital on the date of the award decision.

Our Board of Directors meeting of March 24, 2009 decided to give priority to stock option awards in 2009 and confirmed this decision at its March 24, 2010 meeting.

Back to Contents

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

Company savings plans and employee share ownership policy

Since 2002, our employees have had the possibility of investing in various instruments of our Group Savings Plan(GSP), called “Sequoia”, including diversified funds and funds invested in our shares.

After a first capital increase reserved exclusively for French employees, we decided in 2004 to offer our foreign employees the possibility of acquiring shares in the Company during reserved capital increases. The plan was progressively extended at the international level (it now covers 29 countries, including France, all mechanisms combined).

We offer two employee shareholder plans: a “classic” plan, in which the employee is exposed to changes in listed share prices, and a “low-risk” plan (with or without leverage), which protects employees from a fall in the price of shares while giving them the possibility of benefiting from a portion of the increase, if the price rises.

Depending on the local particularities, the shares in these two plans were subscribed either directly or through FCPEs (corporate mutual fund). Additional, specific plans were put in place in the United Kingdom (Share Incentive Plan) and in China (synthetic formula that replicates the economic conditions of the “low-risk” shareholder plan) in order to circumvent certain constraints, such as tax and exchange rate regulations.

The most recent operation took place in the spring of 2009 and resulted in the issue of 911,014 new shares, representing 0.18% of the capital. This capital increase, which was reserved for employees, was offered to 190,000 employees in twenty-three countries. Around 57,000 employees of the Veolia Environnement Group now hold shares in Veolia Environnement and, as of the date of this annual report on Form 20-F, hold 1.7% of the Company’s capital. In total, approximately 70,000 employees have opened an account in the Veolia Environnement Group Savings Plan.

Back to Contents

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the number of shares and the corresponding percentages of share capital and voting rights held as of December 31, 2009 by Veolia Environnement’s principal known shareholders.

Each Veolia Environnement share entitles its holder to one vote. There are no shares with double voting rights or non-voting shares (however, the voting rights of treasury shares are not exercised).

To the Company’s knowledge, as of December 31, 2009 and the date of this annual report on Form 20-F, no shareholder other than those listed in the table below directly or indirectly held approximately 4% or more of the Company’s shares or voting rights. The Company has not received any declarations of threshold crossings from the shareholders below, except as described in the notes to the table below:

Shareholder at December 31, 2009	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights***
Caisse des Dépôts (1)	47,273,114	9.58%	47,273,114	9.87%
Groupama(2)	28,234,444	5.72%	28,234,444	5.89%
Capital Group Companies(3)	22,252,765	4.51%	22,252,765	4.65%
EDF(4)	18,287,428	3.70%	18,287,428	3.82%
Veolia Environnement(5)	14,731,592	2.98%	0**	0%
Public and other investors	362,851,031	73.51%	362,851,031	75.77%
Total	493,630,374*	100%	478,898,782*	100%

*

This figure includes a capital increase of 31,011 shares pursuant to options exercised between July 1 and December 31, 2009 and recorded by the Board of Directors at its meeting of March 5, 2010. Issuing 31,011 shares with a par value of €5 each resulted in a capital increase of €155,055. At the conclusion of this transaction, the Company’s share capital had increased from 493,599,363 shares to 493,630,374 shares (see the Table of changes in capital in the Consolidated Financial Statements contained in Item 18).

**

As of December 31, 2009 and the date of the annual report on Form 20-F, Veolia Environnement held 14,731,592 treasury shares.

***

Percentage of voting rights as a share of actual voting rights (Veolia Environnement treasury shares do not exercise voting rights).

(1)

According to the analysis of the Company’s shareholders as of December 31, 2009 and the most recent known declaration of threshold crossing of Caisse des Dépôts et Consignations filed with the Company on June 15, 2009 (AMF Decision and Information no. 209C0862 dated June 15, 2009).

(2)

According to the analysis of the Company’s shareholders as of December 31, 2009. To the best of our knowledge, Groupama’s most recent declaration of threshold crossing was filed on December 30, 2004 (AMF Decision and Information no. 205C0030 dated January 7, 2005).

(3)

Management companies acting on behalf of clients (U.S. mutual funds). Percentage of share capital and voting rights according to the analysis of the Company’s shareholders as of December 31, 2009. The analysis of the Company’s shareholders as of December 31, 2009 shows that companies of the Capital Group Companies group together hold 22,252,765 shares, representing 4.52% of the capital.

 (4)

 According to the statement of registered shareholders as of January 19, 2010 prepared by Société Générale (the account manager) and according to the analysis of the Company’s shareholders as of December 31, 2009. To the best of our knowledge, EDF’s most recent declaration of threshold crossing was filed on December 30, 2002 (Euronext notice no. 2002-4424 dated December 31, 2002). In that declaration, EDF reported that on such date it held 16,155,492 Veolia Environnement shares. Furthermore, in the amendment dated November 24, 2002 to the agreement dated June 24, 2002 described below, EDF stated that it would hold shares acquired in the Company as a financial investment, that it did not seek to influence the Company’s management and that it would exercise its voting rights solely for the purpose of enhancing the value of its investment.

(5)

Treasury shares without voting rights. This figure is included in the monthly report of transactions carried out by Veolia Environnement with respect to its own shares that was filed with the AMF on March 3, 2010.

Back to Contents

We received a notification from Group Industriel Marcel Dassault (GIMD) that on March 11, 2010, it crossed the 5% threshold for ownership of shares and voting rights in our Company, by its ownership as of that date of 24,712,654 shares in our Company, representing 5.01% of our shares. According to the Schedule 13D/A filed by GIMD on April 8, 2010, it now holds 25,884,699 of our shares representing 5.09% of our shares. See Item 8: “Financial Information Consolidated Statements and Other Financial Information – Significant Changes” below for a description of GIMD’s investment.

As of December 31, 2009, we estimate that non-French investors held approximately 48% of our Company’s shares and French investors the remaining 52%.

We estimate that, as of December 31, 2009, approximately 88.9 million of our shares (representing approximately 21.8% of our share capital) were held by holders in the United States. As of December 31, 2009, 23,187,843 of our shares (representing approximately 5.7% of our share capital) were held in the form of ADRs by 164 registered ADR holders (including The Depository Trust Company). We estimate that, as of March 31, 2010, there were approximately 41,000 beneficial holders of our shares in the United States.

To the Company’s knowledge, there is no agreement between one or more of the Company’s other shareholders or any provision in a shareholders’ agreement or agreement to which the Company is a party that could have a material impact on the Company’s share price, and there is no shareholders’ agreement or other agreement of such nature to which any significant non-listed subsidiary of the Company is a party, other than the agreements with EDF described in Notes 36 and 39.3 to the 2009 consolidated financial statements. No third party controls Veolia Environnement and, to the Company’s knowledge, there is no agreement in existence that, if implemented, could at a subsequent date result in a change of control or takeover of the Company. The major shareholders of our Company do not enjoy different voting rights from those of the other shareholders.

The following table summarizes changes in our principal shareholders (that directly or indirectly have held more than 4% of the Company’s shares) over the last three fiscal years*

	At December 31, 2009			At December 31, 2008			At December 31, 2007
Shareholder	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Caisse des Dépôts	47,273,114	9.58	9.87	47,273,114	10.00	10.33	48,763,596	10.36	10.70
EDF	18,287,428	3.70	3.82	18,287,428	3.87	4.00	18,287,428	3.88	4.01
Groupe Groupama	28,234,444	5.72	5.89	26,221,588	5.55	5.73	27,171,816	5.77	5.96
Capital Group Companies **	22,252,765	4.51	4.65	43,690,699	9.25	9.55	55,741,994	11.84	12.23

*

Figures are taken from the 2009, 2008 and 2007 reference documents filed with our French regulator, the Autorité des marchés financiers.

**

Figures for Capital Group Companies have been combined to take into account the percentages of the Company’s share capital and voting rights held by all companies of that group.

Back to Contents

RELATED PARTY TRANSACTIONS

Other than as disclosed below, we have no “related-party transactions” within the meaning of Item 7B of Form 20-F.

Caisse des Depots is a 9.58% shareholder in our Company and is participating in the contemplated transaction between Veolia Transport and Transdev, as described below in this Form 20-F.

Société Générale is a 0.15% shareholder in our Company and until May 6, 2009 shared a Board member with us (Mr. Bouton). It participates in financing relationships with our Company that are conducted on market terms and owned a €17.6 million receivable with respect to our Company at December 31, 2008, which had been entirely discharged as at December 31, 2009.

On November 25, 2009, Mr. Henri Proglio was named the Chairman and Chief Executive Officer of Group EDF by decree from the French Counsel of Ministers. EDF is 3.70% shareholder in Veolia Environnement, a 34% shareholder in Dalkia and a 25% shareholder in Dalkia International and has commercial relations with our Company.

We have disclosed certain transactions in Note 39 to our consolidated financial statements pursuant to a definition of “related-party transactions” under IFRS that is different from the definition contained in Item 7B of Form 20-F.

Back to Contents

ITEM 8.

FINANCIAL INFORMATION, CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to the consolidated financial statements and in particular, with regard to tax audits and disputes, notes 35 and 42 thereto contained in Item 18.

Litigation

We are involved from time to time in various legal proceedings in the ordinary course of our business. The most significant litigation involving our Company or its subsidiaries is described below. Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving our Company or its subsidiaries, during the past twelve months, that either had or were likely to have a material adverse effect on the results of operations or financial condition of our Company or the Group.

As of December 31, 2009, the aggregate amount of our provisions for litigation was €417.4 million including all types of litigation (that is, tax, employee-related and other litigation). The aggregate amount of reserves accrued by our Group in respect of all litigation in which we or our subsidiaries are involved (see Note 16 to our consolidated financial statements included in Item 18 of this annual report), includes a large number of claims and proceedings that, individually, are not material to our businesses. The largest individual reserve accrued in our financial statements as of December 31, 2009 relating to litigation, other than tax and labour disputes, amounted to approximately €17.2 million.

Veolia Eau – Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market. On July 11, 2002, the Council rejected the allegations of anticompetitive collusion (entente anticoncurrentielle) among these water services companies, refusing both to impose monetary sanctions or issue an injunction against these companies. However, the Council found that the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of the Economy, Finance and Industry to take all necessary measures to modify or terminate this pooling arrangement. Compagnie Générale des Eaux challenged this finding, initially before the Paris Court of Appeals, which confirmed the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, overturned the Paris Court of Appeals’ decision, holding that only administrative authorities had jurisdiction over the matter. Accordingly, Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat, which held that the complaint was inadmissible (decision of November 7, 2005), since the Council’s decision was only a preparatory act for the decision of the French Ministry of Economy, Finance and Industry. In connection with the investigation by the Minister of Economy of the measures to be implemented pursuant to the Council’s decision, the relevant companies were asked to reach a mutually satisfactory solution. On December 19, 2008, Compagnie Générale des Eaux signed an agreement with Lyonnaise des Eaux France (Suez Group) to unwind the joint ventures within twelve months, subject to monitoring by the relevant European competition authorities.

In a decision dated July 30, 2009, the European Commission announced that it did not oppose a proposed transaction and found that such transaction was compatible with the common market and the EEA agreement, without any conditions or charges. The proposed transaction involved Veolia Eau-Compagnie Générale des Eaux acquiring exclusive control of three of the joint companies at issue. The European Commission rendered a similar decision in favor of Lyonnaise des Eaux France regarding the companies allocated to it. The unwinding operations were completed on March 22, 2010. These were concluded pursuant to the agreement of December 19, 2008, as completed by two contractual amendments, the most recent of which was signed on February 3, 2010. They were completed after approval of the European Commission, which had been re-notified (due to a change in the scope of the business of the companies allocated to Lyonnaise des Eaux pursuant to the most recent amendment).

Back to Contents

AES

On February 15, 2006, Aquatraitements Energies Services (AES) brought a complaint before the Paris Commercial Court against two of Veolia Eau’s subsidiaries (Veolia Water and Seureca Overseas). AES is seeking €150 million in damages from Veolia Water and Seureca Overseas, claiming that it lost potential consulting fees following Veolia Water’s decision not to participate in a call for bids initiated by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, Veolia Water and Seureca Overseas had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of any contract awarded to either Veolia Water or Seureca Overseas as a result of AES’ assistance. In December 2004, Veolia Water and Seureca Overseas terminated these contracts following the discovery of actions taken by the managers of AES that they considered to be fraudulent and that they considered had vitiate their consent at the time the contracts were signed. On June 28, 2006, Veolia Water and Seureca Overseas filed a defense brief requesting that all of AES’s claims before the Commercial Court be denied. In light of the arguments made by Veolia Water and Seureca Overseas in their brief of June 28, 2006, AES filed a responsive brief before the Commercial Court in which AES reduced its claim for damages to €15 million. After several more briefs were exchanged between the parties, on April 7, 2009, AES made an additional damages claim for an amount between €25 million and €50 million for commissions it alleged were owed to it as a result of various transactions completed by the Group in the region. After several procedural hearings during which each party filed one more briefs, the matter was postponed to January 26, 2010 in order to schedule the date of the pleadings hearing. However, on December 3, 2009, all parties signed a settlement agreement concluded without significant impact on the Company’s financial position. As a result, the Commercial Court, in its decision dated January 26, 2010, has noted the termination of the proceedings.

Aquiris

Since 2008, Aquiris, a 99% subsidiary of the Company, has held a concession pursuant to which it is responsible for operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of gravel and other solid waste through the public sewer lines, Aquiris decided to halt operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This stoppage permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the halt in wastewater treatment services. At this point, the Company believes that these disputes will not have a significant impact on its financial position.

WASCO and Aqua Alliance Inc.

Several current and former indirect subsidiaries of Veolia Eau in the United States1 have been named as defendants in lawsuits in the United States in which the plaintiffs seek recovery for personal injuries and other damages allegedly due to exposure to asbestos, silica and other potentially hazardous substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries retain liability and in certain cases manage the defense of the lawsuits. In addition, in certain instances, Veolia Eau or Veolia Environnement has agreed to hold harmless the buyers of Veolia Eau’s former subsidiaries in respect of these lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s current or former subsidiaries or their predecessors. There are generally numerous other defendants in addition to Veolia Eau’s current or former subsidiaries, which are accused of having contributed to the injuries alleged. Reserves have been booked for the possible liability of current subsidiaries in these cases, based inter alia on the nexus between the injuries claimed and the products manufactured or sold by these subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are booked at the time such liability becomes probable and can be reasonably assessed, and do not include reserves for possible liability in lawsuits that have not been initiated.

As of the date of this annual report on Form 20-F, a number of such claims have been resolved either through settlement or dismissal. To date, none of the claims has resulted in a finding of liability.

1

Subsidiaries of the Aqua Alliance group or of WASCO (formerly Water Applications & Systems Corporation and United States Filter Corporation), the parent company of the former U.S. Filter group, most of whose businesses were sold to various buyers in 2003 and 2004.

Back to Contents

During the five-year period ended December 31, 2009, the average annual costs that the Company has incurred in relation with these claims, including amounts paid to plaintiffs, legal fees and case expenses, have been approximately US$1.9 million, after reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, the Company currently has no reason to believe that any material increase is likely to occur, nor does it expect these claims to have a material adverse effect on its business, financial position or operating results.

Veolia Water North America Operating Services

Atlanta

In 2002, Veolia Water North America Operating Services (VWNAOS), a subsidiary of the Company, entered into a ten-year contract with the city of Atlanta, representing annual revenue of about US$10 million. This contract involved the operation of various slurry and effluent treatment plants for the city, the maintenance and renovation of equipment and the design and completion of plant renovation work. On June 19, 2006, VWNAOS brought an action against the city of Atlanta before the United States District Court, alleging the city’s failure to respect its investment obligations, reimburse additional costs of operation and pay bills issued for services provided. At this time, VWNAOS estimates its damages to be at least US$25 million, subject to adjustments during the course of the proceedings. On July 10, 2006, the city of Atlanta unilaterally cancelled the contract and, in turn, brought an action against VWNAOS, alleging VWNAOS’s failure to fulfill certain of its obligations during the performance of the contract. The city is seeking compensation of approximately US$35 million from VWNAOS and has also brought an action against Veolia Environnement directly, in its capacity as VWNAOS’s guarantor under the contract. In connection with this dispute, the city has drawn on the US$9.5 million letter of credit issued to VWNAOS at the start of the contract. Following pre-trial discovery and motions by both sides seeking summary judgment, in orders issued on December 8, 2008 and September 24, 2009, the court partially denied VWNAOS’s claims and scheduled a trial on all remaining claims for June 21, 2010. Because the court has denied VWNAOS’s claim on the grounds of the city’s wrongful termination of the contract, the amount of VWNAOS’s claim has been reduced accordingly. Taking this adjustment into account, the Company believes that this matter will not have a significant impact on its financial position.

Indianapolis

In April 2008, two subsidiaries of the Company, Veolia Water North America Operating Services and Veolia Water Indianapolis, LLC (VWI), were named as defendants in two potential class actions filed before the Indiana state courts, which have since been consolidated. The plaintiffs allege that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local authorities and with Indiana consumer protection law. The plaintiffs claim that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overbilling that, although later credited to the customers, deprived the customers of their money for a period of time. The plaintiffs also contend that the methods applied by VWI to estimate water consumption were inappropriate and violated applicable laws. The plaintiffs are seeking certification of a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with its contract and with relevant laws and regulations, and that the claims of the plaintiffs are without merit. It intends to defend its interests vigorously. On January 13, 2009, the court granted a motion to dismiss filed by Veolia Water North America Operating Services and VWI, but granted the plaintiffs leave to refile their complaint. On January 23, 2009, the plaintiffs filed an amended complaint against Veolia Water North America Operating Services and VWI, and also named the water department of the city of Indianapolis as a defendant. All defendants have filed motions with the court requesting that the amended complaint be dismissed. However, the date of the hearing to rule on these motions was deferred to give the parties the opportunity to attempt mediation. Mediation was conducted on April 6, 2010, but was not successful. Accordingly, it is anticipated that the hearing on the dismissal motions will soon be scheduled by the court. Although the preliminary stage of these proceedings makes it impossible to estimate its potential financial consequences, the Company believes that these lawsuits will not significantly affect its financial position or results.

Back to Contents

Veolia Transport

DGCCRF – Veolia Transport

In 1998, the DGCCRF (a French administrative body with jurisdiction over competition matters) conducted an inspection and seized evidence on the premises of the Company’s transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, for the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council served notice of two grievances on Veolia Transport alleging possible collusion among operators between 1994 and 1999 which may have limited competition at the local and national level in the public passenger transportation market for urban, inter-urban and school services. In September 2004, the Competition Council served Veolia Transport with additional grievances alleging the existence of an anticompetitive agreement at the European Union level. On July 5, 2005, the Competition Council issued a decision in which it partially validated the claims of the competition authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which the Company paid. The Paris Court of Appeals affirmed the decision of the Competition Council on February 7, 2006 and on March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court found in favor of certain arguments made by Veolia Transport and, in its decision dated October 9, 2007, reversed the decision of the Court of Appeals of Paris and remanded the case to a different panel of the same court. On October 8, 2009, Veolia Transport brought the case before this newly-constituted appellate panel. A hearing took place on April 6, 2010 and the Paris Court of Appeals is set to deliver its verdict on June 15, 2010.

Connex Railroad

On September 12, 2008, a suburban train operated by Connex Railroad LLC, a Veolia Transport subsidiary, on behalf of the Southern California Regional Rail Authority (SCRRA), collided with a Union Pacific freight train in Chatsworth, California. This accident resulted in 25 fatalities and a significant number of injuries. The National Transportation Safety Board (NTSB), a federal agency, with which Connex Railroad is cooperating, reached a preliminary conclusion that the two causes of the accident were, first, lack of attention by the engineer, who did not observe a red light and, second, the fact that the SCRRA had not installed an automatic train braking system in compliance with prior recommendations of the NTSB. Actions seeking an undetermined amount of total damages have been filed by the heirs of the deceased passengers and the majority of injured passengers, in the courts of the state of California in Los Angeles, against Connex Railroad LLC, its parent company, Veolia Transportation Inc., the SCRRA and the Los Angeles County Metropolitan Transportation Authority. These actions have been consolidated into a single case. A hearing specifically dedicated to the issue of liability is scheduled for November 2010. At the same time, Connex Railroad LLC and the SCRRA have brought before the federal courts in California their disputes concerning their respective contractual liability in connection with the suits filed as a result of this accident and are still awaiting a hearing date. A U.S. federal statute limits the total amount of damages that may be awarded for injuries and property damage arising from a single passenger rail accident to U.S.$200 million. Notice of this accident has been given to the relevant insurers of the Group. At this point, the Group is unable to determine whether the financial consequences of this accident could significantly affect its financial position or results.

Société Nationale Maritime Corse Méditerranée (SNCM)

On September 19, 2006, Compagnie Méridionale de Navigation (CMN) and Corsica Ferries filed a complaint before the French Competition Council alleging anti-competitive practices by SNCM, a subsidiary of Veolia Transport, the Corsican Regional Authority and the Corsican Transportation Bureau for the purpose of restricting or eliminating competition during a call for bids initiated to delegate the Marseille-Corsica public transportation service. On December 11, 2006, the Competition Council dismissed the claim that a cartel existed between the Corsican Regional Authority, the Corsican Transportation Bureau and SNCM, and denied the claims of excessive subsidies and cross-subsidies asserted by Corsica Ferries. However, the Competition Council found that the overall indivisible offer of SNCM was likely to constitute an abuse of dominant position. Although it relates to a call for bids that was invalidated by a decision of the Conseil d’Etat in December 2006, the Competition Council investigated the case and a hearing was held on December 9, 2008. In a decision dated February 27, 2009, the Competition Council ruled against SNCM and levied a fine of €300,000 for abuse of dominant position. SNCM decided to appeal this decision to the Paris Court of Appeals. In a decision dated March 9, 2010, the Paris Court of Appeals affirmed the Competition Council’s decision and SNCM filed an appeal against this decision.

Back to Contents

In a second case brought before the Competition Council after a second call for bids procedure was initiated following the decision of the Conseil d’Etat, Corsica Ferries contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsides, suggesting the existence of cross-subsidies, constituted an abuse of a dominant position. On April 6, 2007, the Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (formerly, the Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of this agreement delegating a public service (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

In addition, Corsica Ferries brought suit before the administrative courts, which ended in a decision by the Conseil d’Etat in December 2006 and a second call for bids procedure. Following a new complaint of Corsica Ferries with respect to this second bid procedure, its request for the invalidation of the decision of June 7, 2007 awarding the contract for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeal. The case may be heard in 2010.

Lastly, Veolia Transport’s acquisition of an interest in SNCM was conditioned on the European Commission approving the privatization provisions concerning state assistance. The French government was responsible for this procedure in Brussels and filed briefs on November 16, 2006 and April 27, 2007. The European Commission ruled on July 8, 2008 that the amounts paid by the French government in connection with the privatization process either did not constitute state assistance or were compatible with the common market. Corsica Ferries and the STIM d’Orbigny (Stef Tfe group) have each appealed the Commission’s decision before the European Court of First Instance. On July 1, 2009, the French government and SNCM were granted leave to intervene in support of the conclusions of the Commission, which raised the defense that the appeal of STIM d’Orbigny was inadmissible. SNCM filed its brief on September 28, 2009, to which Corsica Ferries replied on November 26, 2009.

Veolia Propreté

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 90% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a 75% subsidiary of Veolia Propreté, filed a claim with the administrative court of the region of Calabria in Italy for the payment of subsidies in an updated amount of €26.9 million, allegedly owed under a concession agreement entered into on October 17, 2000 with the region of Calabria. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. In addition, on May 16, 2008, TEC filed a claim with an Italian arbitration tribunal against the Extraordinary Commissioner of Calabria seeking reimbursement of €62.2 million for various additional operating fees and costs incurred since 2005 and claiming breach of the price indexation provision included in the concession agreement. The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counterclaim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. The Company considers the Commissioner’s claims to be groundless and therefore has not booked any provisions for this dispute.

In addition, VSAT has been accused of manipulating the software that monitors carbon monoxide emissions in its incineration facilities in Falascaia, Vercelli and Brindisi. In all three cases, VSAT filed a “John Doe” complaint in June 2008, August 2008 and February 2009, respectively, each of which is currently being investigated.

For all of these reasons, in early 2009 Veolia Propreté decided to initiate negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the seller’s guarantee granted by Termomeccanica Ecologia S.p.a. in the agreement pursuant to which VSAT was sold to Veolia Propreté in 2007. In light of the repeated refusal of Termomeccanica Ecologia S.p.a. to compensate VSAT pursuant to its guarantee, on May 19, 2009, Veolia Propreté and Veolia Servizi Ambientali S.p.a., the parent companies of VSAT, filed a request for arbitration with the International Chamber of Commerce (ICC). The arbitration tribunal was formed in August 2009 and has set a schedule calling for a hearing in December 2010 and an award in June 2011 at the earliest.

Under these circumstances, the relations between the Board members of VSAT and those of the 25% minority owner, the company SIEE, have been strained. SIEE has filed a request for the judicial revocation of the VSAT Board Members and the designation of an administrator appointed by the court. On October 1, 2009, SIEE’s request was denied by the court of La Spezia, but an order of the Genoa Appeals Court, served on VSAT on February 24, 2010 named an administrator appointed by the court, starting from March 4, 2010 and whose mandate shall be to prepare a report within a maximum six-month delay.

At this point, the Company is not in a position to predict whether the outcome of these actions will have a significant impact on its financial position or results.

Back to Contents

Veolia Energy

Dalkia

On September 3, 1970, a concession agreement was concluded between Prodith, a subsidiary of Dalkia France, and the Lyon metropolitan authority (Communauté Urbaine de Lyon), which called for the construction and operation, for an initial 30-year period, of a public heating and cooling system service on behalf of the Lyon metropolitan authority. Following the decision of the Lyon metropolitan authority to terminate the agreement early on January 21, 2003 and the disagreement between the parties concerning the compensation owed to Prodith, Prodith brought an action before the Lyon administrative court seeking a judgment ordering the Lyon metropolitan authority to pay it €58.7 million. In a judgment issued on May 16, 2007, the Lyon administrative court denied Prodith’s claims for compensation on the grounds that the concession agreement and the amendments thereto were void because the Lyon metropolitan authority lacked the power to sign the agreement in 1970. Prodith appealed that judgment, while amending its indemnity claim to demand only €47.8 million. In a decision dated October 22, 2009, the Lyon administrative court of appeal reversed the judgment of the administrative court but nevertheless held that the agreement was void due to the Lyon metropolitan authority’s lack of power to sign it and, on those grounds, found that the Lyon metropolitan authority was not contractually liable. With regard to the consequences of this invalidity, the Court denied Prodith’s claims for compensation on the non-contractual grounds that the company had not proved that it had been impoverished because it had generated profits during the performance of the agreement, and it denied Prodith’s claim for lost profits on the grounds that the agreement had been performed for its full term. However, the Court confirmed Prodith’s property rights to the land on which the Lafayette thermal power plant is located. On December 22, 2009, the company appealed the decision of October 22, 2009 to the Conseil d’Etat.

After the agreement with Prodith was terminated, the Lyon metropolitan authority initiated a competitive bid procedure to award the contract for providing a public heating and cooling system service. At the conclusion of this procedure, the contract was awarded to Dalkia France, which was replaced by its subsidiary, Elvya. That contract was signed on July 23, 2004. In a judgment dated December 15, 2005, the Lyon administrative court invalidated the decision empowering the president of the Lyon metropolitan authority to sign the agreement with Dalkia France on the grounds that there had been no prior consultation of the Lyon metropolitan authority’s joint committee (comité mixte paritaire) and that the principle requiring equal treatment of all bidders had been breached as a result of a late change in the bid package. The court held that the nature of the defects affecting the decision to sign the agreement delegating this public service necessarily invalidated the agreement. In a decision dated February 8, 2007, the Lyon administrative court of appeals affirmed this judgment and gave the parties a period of 18 months to attempt to rescind the agreement in an amicable manner. Because no amicable resolution proved possible, on June 25, 2007, the Lyon metropolitan authority brought an action before the Lyon administrative court requesting a rescission of the agreement and a finding on damages. Elvya claimed compensation in the amount of €68.8 million. In a judgment dated October 22, 2009, the court rescinded the agreement and held that, on the grounds of the metropolitan authority’s tortious conduct inducing reliance (responsabilité quasi contractuelle), Elvya was entitled to be compensated for its necessary expenditures, the amount of which was to be determined by a panel of experts. The court also held that the tortious liability of the Lyon metropolitan authority would be reduced by 50% on the grounds that Dalkia France could not have been unaware of the irregularities in the competitive bid procedure.

At this point, the Company considers that these disputes should not have a significant impact on its financial position or results.

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

Veolia Environnement

On March 24, 2010, the Company published press releases relating to changes to its Board of Directors that will be proposed at the general shareholders’ meeting to be held on May 7, 2010. The Board of Directors decided to seek approval for the appointment of the following new Directors: Antoine Frérot, Chief Executive Officer of Veolia Environnement, and Groupe Industriel Marcel Dassault (GIMD) as represented by its Deputy Managing Director, Olivier Costa de Beauregard. It will further be proposed to add a “censeur” (non-voting Board Member), which position shall be filled by Thierry Dassault. GIMD is proposed to be a director as a legal entity, which is possible under French corporate law.

Veolia Environnement welcomes GIMD as a shareholder, which strengthens the Company’s long-term shareholder base and constitutes a responsible and involved commitment to support the Company in the implementation of it strategy. At its meeting held on March 24, 2010, the Board of Directors noted GIMD’s undertaking to maintain its shareholding stake at 5% of the stock and voting rights of Veolia Environnement for a five year period. As a consequence, it decided to seek approval at the general shareholders’ meeting for the appointment of GIMD as Director and of a censeur among the candidates proposed by GIMD. It was further decided to appoint GIMD as a member of the Nominations and Compensation Committee and the Accounts and Audit Committee of Veolia Environnement, subject to its appointment as a Director of the Company at the general shareholders’ meeting. GIMD’s undertaking to maintain its stake in Veolia Environnement will end if it ceases to hold the corporate governance roles detailed above.

The Board of Directors will further propose at the general shareholders’ meeting to be held on May 7, 2010 to renew Daniel Bouton, Jean-François Dehecq, Paul-Louis Girardot, Serge Michel and Georges Ralli in their term of office as Directors, in addition to the appointment of Antoine Frérot, Chief Executive Officer of the Company. At the same meeting, it will also be seeking the ratification of the appointment of Esther Koplowitz, appointed by the Board on January 1, 2010 to replace Murray Stuart. Finally, Henri Proglio has informed the Board of his intention to retire from his position as Chairman of the Board by the end of 2010.

On March 24, 2010, Veolia Environnment announced that it had received notices of proposed adjustments (NOPAs) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions relating to its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter. See Note 42 to the Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F for further details.

On April 16, 2010, Veolia Environnement and the Qatari Diar fund announced the signature of an agreement aiming to set up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% stake in Veolia Environnement’s capital with full voting rights. The acquisition of this stake in Veolia Environnement’s capital reflects the two groups’ mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. In the longer term, the partnership could also be extended to those countries in which the Qatari Diar fund has developed its presence. In addition, this agreement stipulates that the company Qatari Diar will be appointed to Veolia Environnement’s board, subject to approval at Veolia Environnement’s Annual Shareholders Meeting on 7th May, 2010. Qatari Diar has indicated to Veolia Environnement that it will hold its stake and its voting rights for three years.

Veolia Eau

On February 3, 2010, the protocol signed with Lyonnaise des Eaux on December 19, 2008 was amended to organize the redistribution of the joint subsidiaries of Veolia Eau-CGE and Lyonnaise des Eaux France. As a result, Veolia Eau increased its control of the Société des Eaux de Marseille and of the Société des Eaux d’Arles. The redistribution of the joint subsidiaries was completed on March 22, 2010. In 2009, the entities redistributed to Lyonnaise des Eaux contributed €150 million to the revenue of the Group, and the entities redistributed to Veolia Eau contributed €136 million.

Back to Contents

Veolia Propreté

The operating contract for the Miami-Dade waste-to-energy plant was transferred in February 2010 to Covanta Holding Corporation, completing the sale of Veolia Propreté’s portfolio of North American waste-to-energy contracts announced in July 2009 and encompassing management and maintenance contracts for seven sites.

In February 2010, following a call for tenders, Veolia Propreté renewed its recycling and waste management contract with the City of Westminster in London. This seven-year contract will commence in September 2010 and includes an extension option for a further seven years. It is expected to generate estimated cumulative revenue over seven years of approximately €298 million.

Dalkia

In line with its development strategy focusing on the biomass sector in France, Dalkia was selected at the end of January 2010 for seven projects for combined heating and electrical power plants fired by biomass (CR3).

As part of the strategic repositioning of Dalkia in the Czech republic, Dalkia signed an agreement on January 5, 2010 for the acquisition of the entire share capital of Energy.As, which manages the industrial utilities of the OKD mining group. This transaction is currently awaiting approval by the antitrust authorities.

Veolia Transport

In the French overseas departments and territories, the Tram’Tiss consortium, composed of the Colas, Bouygues and Veolia Transport groups and various financial partners, was awarded the contract for the financing, construction and operation of the future Reunion Island tram-train. The partnership contract was signed in December 2009 for a period of forty-five years. The planned forty kilometer line will link the East side of the greater Saint-Denis area to Saint-Paul, for a total estimated cost of €1.5 billion. The entry into effect of the contract is contingent on the presentation by the local authority of its forward-looking financial analyses, integrating any additional resources from the French State.

Veolia Environnement is still carrying on discussions regarding the combination of its Transportation Division with Transdev, owned by the Caisse des Dépôts et Consignations and by the RATP.

Back to Contents

ITEM 9.

THE OFFER AND LISTING TRADING MARKETS

Our ordinary shares are listed on Euronext Paris market (Compartment A) under the symbol “VIE”. Since August 8, 2001, our shares have been included in the CAC 40, the main index published by Euronext Paris. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Euronext Paris Market. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indices in France. Since October 5, 2001, our shares have also been listed on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”) under the symbol “VE”. Each ADS represents one ordinary share.

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

Trading on the Euronext Paris market

Securities admitted to trading on the Euronext Paris market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Euronext Paris market in one of two categories (continuous trading and auction trading), depending on their inclusion in certain indices or compartments and/or on their historical or expected trading volume. Our shares trade in the continuous category, which includes the most actively traded securities. Shares are traded on each trading day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and post-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading continuous category shares between 5:40 p.m. and the beginning of the pre-opening session the following trading day may take place at a price that must be within a range of plus or minus 1% the previous day’s closing auction price.

In December 2008, Euronext Paris began migration to a new trading platform. This resulted in the replacement of the current Euronext Paris platform, the Nouveau Système de Cotation (NSC) platform, with a new platform called the Universal Trading Platform (UTP). Products such as our shares migrated to the new platform in February 2009. Until completion of such migration, trading in our shares was subject to the NSC trading rules. Thereafter, UTP trading rules became applicable.

Under the UTP trading manual, Euronext paris may temporarily interrupt trading in a security admitted to trading on the Euronext Paris market if matching a bid or ask offer recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation above or below a set reference price. With respect to equity securities included in the CAC 40 index and trading in the continuous category, once trading has commenced, volatility interruptions for a reservation period of 2 minutes (subject to extension by Euronext Paris) are possible if the price fluctuates by more than 3% above or below the relevant reference price. Euronext Paris may also suspend trading of a security admitted to trading on the Euronext Paris market in certain other circumstances, including at the request of the issuer or the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading

Trades in securities admitted to trading on the Euronext Paris market are settled on a cash basis on the third day following the trade. For certain liquid securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés — OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

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

Back to Contents

Prior to any transfer of securities listed on the Euronext Paris market and held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered central security depositary. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Euronext Paris market are cleared through LCH.Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the accredited intermediary or other agent involved in the transaction.

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

	High	Low	Trading Volume
	————	————	——————
2010
First Quarter	26.20	22.81	144,093,238
March	26.20	23.32	63,981,898
February	24.98	22.81	36,702,154
January	25.90	23.16	43,409,186
2009
Fourth Quarter	26.67	21.65	117,606,999
December	23.30	21.94	30,981,155
November	23.50	21.65	35,554,795
October	26.67	22.02	51,071,049
Third Quarter	27.10	20.01	115,250,414
Second Quarter	23.15	15.37	132,076,948
First Quarter	23.09	15.00	153,007,114
2008
Fourth Quarter	29.86	16.55	204,040,593
December	22.48	17.11	40,369,311
November	20.98	17.36	57,657,493
October	29.86	16.55	106,013,789
Third Quarter	37.94	28.00	153,059,989
Second Quarter	47.90	34.70	184,364.200
First Quarter	63.89	42.00	183,500,344
2007
Fourth Quarter	66.25	59.19	114,698,053
Third Quarter	60.96	50.62	141,437,296
Second Quarter	63.09	55.30	135,372,389
First Quarter	57.10	50.60	99,535,891
2006
Fourth Quarter	58.40	46.12	97,560,487
Third Quarter	48.69	42.71	119,763,237
Second Quarter	49.45	36.49	150,220,240
First Quarter	46.40	37.82	97,080,563
2005
Fourth Quarter	39.14	33.80	98,720,710
Third Quarter	35.40	29.56	102,226,960
Second Quarter	31.82	27.17	110,251,403
First Quarter	28.42	25.21	122,493,492
Source: Euronext Paris

Back to Contents

Trading On The New York Stock Exchange

The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) and the trading volume (in ADSs) of our ADSs on the New York Stock Exchange.

	High	Low	Trading Volume(1)
	————	————	———————
2010
First Quarter	37.15	31.30	4,337,228
March	35.143	31.70	1,602,522
February	34.88	31.30	1,295,234
January	37.15	32.75	1,439,472
2009
Fourth Quarter	38.53	31.50	4,898,227
December	34.63	31.50	1,989,622
November	35.00	31.88	1,126,868
October	38.53	32.28	1,781,737
Third Quarter	40.00	27.72	6,288,772
Second Quarter	31.51	27.07	9,200,208
First Quarter	31.83	19.14	12,239,309
2008
Fourth Quarter	41.50	20.83	16,805,689
Third Quarter	56.09	39.10	10,256,268
Second Quarter	74.08	54.16	12,758,488
First Quarter	94.42	64.85	12,454,400
2007
Fourth Quarter	96.61	84.25	5,382,300
Third Quarter	86.64	67.11	6,771,700
Second Quarter	86.14	74.88	4,336,700
First Quarter	74.91	67.00	4,014,770
2006
Fourth Quarter	75.87	58.00	3,134,600
Third Quarter	61.61	48.80	4,751,000
Second Quarter	62.70	46.14	4,357,400
First Quarter	56.40	46.15	2,069,500
2005
Fourth Quarter	46.43	40.70	982,900
Third Quarter	43.45	35.75	729,500
Second Quarter	39.65	35.24	1,340,600
First Quarter	36.46	33.07	682,700

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

Directors

Our statuts provide that each of our directors must own at least 750 of our shares in registered form. The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office. Our statuts provide that the Board members stand up for reelection on a rolling basis for a maximum term of four years. See “Item 6. Directors, Senior Management and Employees—Board of Directors—Composition and Appointment.”

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

Rights, Preferences and Restrictions Applicable to Our Ordinary Shares

Dividends

Dividends on our shares are distributed to shareholders pro rata. The dividend payment date is decided by the shareholders at an ordinary general meeting. Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our Board of Directors can determine the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual financial statements by the annual ordinary general meeting of shareholders. Dividends on our shares that are not claimed within five years of the date of declared payment revert to the French State.

Voting Rights

Each of our shares not held by our Company carries the right to cast one vote in our shareholders’ meetings.

Liquidation Rights

If our Company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Preferential Subscription Rights

Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our Company for cash or cash equivalents, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company’s governing board and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

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

Back to Contents

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

Rights of a given class of shareholders can be amended only by action of an extraordinary special meeting of the class of shareholders affected. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The quorum requirements for a special meeting are one third of the shares of the affected class, or one fifth upon resumption of an adjourned meeting. There is only one class of shares of our Company.

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

•

authorizing the issuance of convertible or exchangeable securities;

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

Notice of Shareholders’ Meetings

We must announce general meetings at least 35 days in advance (or 15 days in case of a public offer for our shares) by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice (“avis de réunion”) must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the agenda of the meeting, a draft of the resolutions to be submitted to the shareholders and a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail. The notice must contain a statement informing the shareholders that they may propose additional resolutions to the Board of Directors either (i) twenty-five days before the date of the meeting, or (ii) within twenty days of the publication of the notice (or 5 days in case of a public offer for our shares) when such notice was published more than 45 days before the date of the shareholders’ meeting.

We must send a final notice (“avis de convocation”) containing the time date and place of the meeting, the nature of the meeting (ordinary/extraordinary), the agenda of the meeting and other information about the meeting at least 15 days (or six days in case of a public offer for our shares) prior to the meeting or at least six days (or four days in case of a public offer for our shares) prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our Company is registered, with prior notice having been given to the AMF.

In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the Board of Directors regardless of whether this action was on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors after the publication of the preliminary notice in the BALO, as described above, by:

•

the works council;

•

one or several shareholders holding a specified percentage of shares computed in accordance with the provisons of the French Commercial Code; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

The Board of Directors must submit properly proposed resolutions to a vote of the shareholders. Any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting until the fourth business day before the shareholder’s meeting. Such shareholder must also provide a certificate evidencing share ownership. The Board of Directors must respond to these questions during the meeting.

Back to Contents

Attendance and Voting at Shareholders’ Meetings

Each share confers on the shareholder the right to cast one vote (except that our Company may not vote the Treasury shares it hold). Shareholders may attend ordinary meetings and extraordinary meetings and exercise their voting rights subject to French law and the conditions specified in our statuts. In particular, a holder must have accurately disclosed any substantial interest in our Company (as described under “— Anti-Takeover Provisions — Disclosure of Substantial Shareholdings” and “— Anti-Takeover Effects of Applicable Law and Regulations”). In addition, a shareholder is not permitted to vote on specific resolutions that would confer a particular benefit on that shareholder. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

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

 Proxies, for shareholders wishing to be represented by their spouse or another shareholder, will be sent to any shareholder on request received between the publication of final notice of meeting and three days before the general meeting. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may only grant his or her proxy to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote blank proxies in favor of all resolutions proposed by the Board of Directors and against all others.

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

If a quorum is not present at a meeting, the meeting is adjourned. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of the Company during a takeover bid period. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present at such reconvened meeting, the reconvened meeting may be adjourned for a maximum of two months with the same quorum requirement. Any deliberation by the shareholders taking place without a quorum is void.

Back to Contents

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

 Trading in Our Own Shares

Under French law, our Company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital. To acquire our own shares, we must obtain the approval of our shareholders at an ordinary general meeting. In addition, under French law, we are required to disclose through a publication on our website the transactions we carry out with respect to our shares within seven days after their occurrence. On a monthly basis, we must also provide the AMF with the details of the transactions we have carried out with respect to our shares during the preceding month, if not fully disclosed pursuant to the disclosure rules described in the preceding sentence.

At the general shareholders’ meeting held on May 7, 2009, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time, except during a public tender offer, and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. This program allows us to repurchase or sell shares for the purpose of:

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

Back to Contents

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

The maximum repurchase price under the program is €50 per share (or the corresponding amount in any other currency). The maximum purchase price applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 7, 2009, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting but providing for share repurchases to be carried out after the date of this meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1 billion under the program. Our Board of Directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers. The shareholders’ authorization for this program expires at the latest on November 7, 2010, which is 18 months after the date of the shareholders’ meeting that approved the program, unless our general shareholders’ meeting of May 7, 2010 authorizes a new share repurchase program.

The share repurchase program approved on May 7, 2009 replaced our previous share repurchase program approved at our general shareholders’ meeting of May 7, 2008. Share repurchases made pursuant to these programs are detailed in Item 16E below.

A new share repurchase program will be proposed at the general shareholders’ meeting of May 7, 2010. If approved, it will authorize our Company to implement a new share repurchase plan for substantially the same purposes and subject to the same maximum percentage limits as those described above with respect to the program approved at the May 7, 2009 shareholders’ meeting. The maximum purchase price for shares under this resolution would be €40 per share (or the equivalent value at the same date in all other currencies), which maximum price shall only be applicable to acquisitions decided after the date of the general shareholders’ meeting of May 7, 2010 and not to transactions concluded before this meeting but providing for share acquisitions to be carried out after the date of this meeting. The total amount allocated to this share repurchase plan authorized may not exceed €1 billion. This authorization would replace any prior authorization granted to the Board of Directors to trade in our shares, effective from May 7, 2010 and if applicable for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen months from the date of the combined general shareholders’ meeting.

As of December 31, 2009, we held 14,731,592 shares, representing 2.98% of our share capital. The accounting value (not including provisions) of our total portfolio at that date was €450,273,550, while the market value was € 340,688,065. None of our subsidiaries held any of our shares as at that date. We have not cancelled any of our shares over the past 24 months.

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

Back to Contents

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10%, 15%, 20%, or 25% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 5 trading days of the date they cross the threshold. In the report, the acquirer must specify the means of financing the acquisition, whether it it acts alone or in concert with others and disclose any agreement or temporary transfer of shares or voting rights as well as its strategic intentions for the following six month period, including whether or not it intends to continue its purchases, to acquire control of the company in question, the strategy it contemplates vis-à-vis the issuer and the way to implement it and whether it seeks nomination to the Board of Directors. The AMF makes the notice public. Upon any change of intention, it must file a new motivated report for the following 6-month period.

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

Back to Contents

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

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to French withholding tax at a rate of 25% (18% for distributions made as from January 1, 2008 to individuals that are resident in the European Economic Area (the “EEA”), except Liechtenstein). From March 1, 2010, dividends paid by a French corporation towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

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

Back to Contents

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

However, subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes and do not hold shares or ADSs in connection with the conduct of a business or profession in France may be subject to French capital gains tax at the rate of 50% on the sale or disposition of shares or ADSs, irrespective of the number of shares or ADSs they hold, if such holders are domiciled, established or incorporated outside of France in a non-cooperative State or territory, as defined in Article 238-0 A of the French General Tax Code.

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

Taxation of U.S. Investors

The description of the U.S. federal income tax consequences for U.S. holders of the purchase, ownership and disposition of our shares or ADSs set forth below is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), which entered into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009). All of the foregoing is subject to change. Such changes could apply retroactively and could affect the consequences described below.

In particular, the United States and France signed a protocol on January 13, 2009, that made several changes to the Treaty, including changes to the “Limitation on Benefits” provision. The provisions of the protocol entered into force on December 23, 2009, and with respect to withholding taxes entered into force for amounts paid or accrued on or after January 1, 2009. U.S. holders are advised to consult their own tax advisors regarding the effect the protocol may have on their eligibility for Treaty benefits in light of their own particular circumstances.

Back to Contents

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares or ADSs that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares or ADSs as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 5% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar.

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

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a rate of 25%. Furthermore, from March 1, 2010, dividends paid by a French corporation, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. However, under the Treaty, a U.S. holder can claim the benefit of a reduced dividend withholding tax rate of 15%. Following the entry into force of the protocol of January 13, 2009, U.S. holders should no longer be entitled to a refund of the Tax Credit available to French resident individuals described above.

French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty by following the simplified procedure described below.

The gross amount of dividend that a U.S. holder receives (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as ordinary dividend income to the extent paid or deemed paid out of the current or accumulated earnings and profits of our Company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Back to Contents

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our Company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our Company’s audited financial statements and relevant market and shareholder data, our Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008 or 2009 taxable years. In addition, based on our Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our Company does not anticipate becoming a PFIC for its 2010 taxable year. Accordingly, dividends paid by our Company in 2010 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our Company was a PFIC and such holder did not make an applicable election under U.S. tax laws.

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

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, a U.S. holder must complete and deliver to the paying agent (through its account holder), a treaty form (Form 5000) to certify in particular that:

•

you are beneficially entitled to the dividend;

•

you are a U.S. resident within the meaning of the Treaty;

•

the dividend is not derived from a permanent establishment or a fixed base that you own in France; and

•

the dividend received is or will be reported to the tax authorities in the United States.

Back to Contents

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

Capital Gains

Under the Treaty, a U.S. holder will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

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

French Estate and Gift Tax

Under the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 (as amended by any subsequent protocols), a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

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

Back to Contents

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

See Notes 28 and 29 to our consolidated financial statements for additional information about derivative instruments accounting and market risk management.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 12D.

AMERICAN DEPOSITARY SHARES

Our ordinary shares trade in the United States under a sponsored ADR facility with The Bank of New York Mellon as depositary.

Fees Payable by ADS Holders

The Bank of New York Mellon, as the Company’s Depositary (the “Depositary”), collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until fees for those services are paid.

The following table summarizes various fees currently charged by the Depositary:

Fees:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs	-	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property,
	-	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$0.02 (or less) per ADS	-	Any cash distribution to ADS registered holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited to issuance of ADSs	-	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.
Registration or transfer fees	-	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	-	Cable, telex and facsimile transmissions
	-	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	-	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	-	As necessary

Back to Contents

Fees Payable to the Company by the Depositary

From January 1, 2009 to April 16, 2010, no amounts were reimbursed by the Depositary to the Company.

The Depositary has agreed to reimburse the Company for expenses it incurs that are related to establishment and maintenance expenses of the ADS program. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consists of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Back to Contents

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Finance Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Finance Officer concluded that the disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Finance Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board and with IFRS as adopted by the European Union.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2009, which is included under “Item 18. Financial Statements” on page F-2.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Back to Contents

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Accounts and Audit Committee has four members in accordance with the requirements of the Board of Directors’charter: Daniel Bouton (Chairman), Pierre-André de Chalendar, Jean-Marc Espalioux and Paul-Louis Girardot. Messrs. Jean-Marc Espalioux, and Paul-Louis Girardot, qualify as “audit committee financial experts” within the meaning of this Item 16A. All of the committee members are deemed to be independent based on criteria set forth in our Board of Directors’ charter, as well as based on the criteria of the NYSE Listed Company Manual.

ITEM 16B.

CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B. of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Finance Officer, chief accounting officer and other officers performing similar functions, as designated from time to time. Our code of ethics was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, and is incorporated by reference herein. We will disclose any amendment to the provisions of such code of ethics or any waiver that our Board of Directors may grant.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, two independent accounting firms audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2009, our independent auditors are Ernst & Young et Autres and KPMG SA, which was appointed statutory auditor in replacement of Salustro Reydel in 2007. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2009, we were billed total fees of €17.9 million to KPMG and €19.3 million to Ernst & Young for the services described below. The fees set forth below billed by KPMG and Ernst & Young in 2008 and 2009 do not include fees charged to equity affiliates or proportionally consolidated entities.

Audit Fees

During 2009, we were billed €14.8 million in fees by KPMG and €14.9 million by Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements. During 2008, we were billed €14.2 million in fees by KPMG and €16.1 million by Ernst & Young in connection with such services.

Audit-Related Fees

During 2009, we were billed €3.1 million in fees by KPMG and €4.4 million by Ernst & Young for services that are related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, services not required by regulation and acquisition-related audits. During 2008, we were billed € 4.0 million in fees by KPMG and € 5.0 million by Ernst & Young in connection with such services.

Tax Fees

During 2008 and 2009, we were not billed any fees by KPMG or by Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2008 and 2009, we were not billed any fees by KPMG or by Ernst & Young for products and services other than the ones noted above.

Back to Contents

Audit Committee Pre-Approval Policies and Procedures

Our Accounts and Audit Committee is responsible, among other matters, for the oversight of our independent statutory auditors subject to the requirements of French law. Our Accounts and Audit Committee has established a list of prohibited non-audit services in order to ensure the independence of our independent statutory auditors. Our Accounts and Audit Committee has also adopted a policy and established certain procedures for the approval of audit and permissible non-audit services and for the pre-approval of audit and permissible non-audit services to be provided by our independent statutory auditors. Since 2005, our Accounts and Audit Committee establishes an annual budget, broken down and detailed as to the type of service to be provided and the authorized amount for such service, for all permissible audit and non-audit services (including on-going non-audit engagements). Our Accounts and Audit Committee also delegated to its Chairman or one of its other members the responsibility for pre-approving any new permissible audit or non-audit engagements that exceeded such budgeted amounts for the particular permissible audit or non-audit service. Any engagements pre-approved by the Chairman or other delegate must be reported to the full audit committee at its next succeeding meeting.

During 2009, no services were provided to our Company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2009, the following purchases of our shares were made by our Company:

Period	Total number of shares purchased	Average price paid per share (in euros)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may be allocated to the purchase of shares under the plans or programs (in euros)
01/01/2009 to 01/31/2009	0	n/a	0	1,494,547,408.61
02/01/2009 to 02/28/2009	0	n/a	0	1,494,547,408.61
03/01/2009 to 03/31/2009	0	n/a	0	1,494,547,408.61
04/01/2009 to 04/30/2009	0	n/a	0	1,494,547,408.61
05/01/2009 to 05/31/2009	0	n/a	0	1,000,000,000
06/01/2009 to 06/30/2009	0	n/a	0	1,000,000,000
07/01/2009 to 07/31/2009	0	n/a	0	1,000,000,000
08/01/2009 to 08/31/2009	0	n/a	0	1,000,000,000
09/01/2009 to 09/30/2009	0	n/a	0	1,000,000,000
10/01/2009 to 10/31/2009	0	n/a	0	1,000,000,000
11/01/2009 to 11/30/2009	0	n/a	0	1,000,000,000
12/01/2009 to 12/31/2009	0	n/a	0	1,000,000,000

At the general shareholders’ meeting held on May 7, 2009, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer our shares at any time, except during a public offer, as permitted under applicable laws and regulations, and by any means, on the market or over-the-counter, including through block trades, public offers to purchase, sell or exchange, or through the use of derivative financial instruments traded on a market or over-the-counter, or through the delivery of shares following the issuance by us of securities granting rights to our capital by means of conversion, exchange, redemption, exercise of warrants or in any other way, either directly or indirectly via the intermediary of an investment services provider. The share repurchase may be for an amount up to 10% of our share capital, provided that we may not hold more than 10% of our share capital at any time.

Back to Contents

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

The maximum repurchase price under the program was set by shareholders at the May 7, 2009 meeting at €50 per share and the maximum amount that we may allocate to the share repurchase program was set at €1 billion. See “Item 10. Additional Information—Trading in Our Own Shares.”

The shareholders’ authorization for this 2009 share repurchase program is due to expire at the latest on November 7, 2010, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted at our general shareholders’ meeting of May 7, 2010.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

N/A

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

Back to Contents

Under French law, the Committees of our Board of Directors are advisory in nature and have no independent or delegated decision making authority. This is different than in the case of a U.S. company listed on the NYSE where, for example, the NYSE Manual requires that certain board Committees be vested with decision-making powers on certain matters (e.g. nominations or audit committees). Under French law, ultimate decision-making authority rests with the Board of Directors, and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the Board of Directors. In addition, under French law the decision as to appointment of a company’s outside auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the Board of Directors. This is different than in the case of a U.S. company listed on the NYSE, where the NYSE Manual requires that this decision be made by the audit committee of the board. Finally, unlike U.S. NYSE-listed companies which are required to have only a single outside auditor, French law requires French listed companies like ours to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Manual (i.e., the audit of a listed company’s accounts must be conducted by auditors independent from company management).

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

Finally, as a foreign private issuer, our Company is exempt from rules imposing certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADSs. In addition, our Company is not required to file periodic reports and financial statements with the SEC as frequently or promptly as U.S. companies with securities registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information (although similar rules apply to us in France). As a result, there may be less publicly-available information concerning our Company than for U.S. NYSE-listed companies. Finally, as a foreign private issuer, our Chief Executive Officer and Chief Finance Officer issue the certifications required by Sections 302 and 906 of the U.S. Sarbanes-Oxley Act on an annual basis (with the filing of our annual report on Form 20-F), rather than on a quarterly basis as would be the case of a U.S. domestic company filing quarterly reports on a Form 10-Q.

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

8

List of Subsidiaries. Included herein in Note 43 to our consolidated financial statements.

11

Code of Ethics (previously filed as Exhibit 11 to our annual report on Form 20-F for the year ended December 31, 2003 and incorporated by reference herein).

12.1

Certifications by Antoine Frérot, Chief Executive Officer, and Pierre-François Riolacci, Chief Finance Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certifications by Antoine Frérot, Chief Executive Officer, and Pierre-François Riolacci, Chief Finance Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

15.2

Consent of Independent Registered Public Accounting Firms.

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2009

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the accompanying consolidated statements of financial position of Veolia Environnement and subsidiaries (hereafter the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash-flow statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009, 2008 and 2007, and the consolidated results of its operations and its consolidated cash-flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 19, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris la Défense and Neuilly sur Seine, France, April 19, 2010

The Independent Registered Public Accounting Firms

KPMG AUDIT A division of KPMG SA		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2009

We have audited the internal control over financial reporting as of December 31, 2009 of Veolia Environnement S.A. and subsidiaries (hereafter the “Company”), based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (hereafter “the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2009, 2008 and 2007, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash-flow statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2009, and our report dated April 19, 2010 expressed an unqualified opinion on those consolidated financial statements.

Paris la Défense and Neuilly sur Seine, France, April 19, 2010

The Independent Registered Public Accounting Firms

KPMG AUDIT A division of KPMG SA		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty

Back to Contents

CONSOLIDATED FINANCIAL STATEMENTS OF VEOLIA ENVIRONNEMENT
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS	Notes	As of December 31,
(€ million)		2009	2008	2007
Goodwill	4	6,624.6	6,723.3	6,913.2
Concession intangible assets	5	3,624.8	3,637.7	2,989.2
Other intangible assets	6	1,437.8	1,535.2	1,706.4
Property, plant and equipment	7	9,382.4	9,427.1	9,203.2
Investments in associates	8	268.5	311.6	292.1
Non-consolidated investments	9	174.6	202.8	256.1
Non-current operating financial assets	10	5,275.2	5,298.9	5,272.4
Non-current derivative instruments - Assets	28	431.9	508.4	123.7
Other non-current financial assets	11	753.9	817.3	746.0
Deferred tax assets	12	1,621.3	1,579.5	1,468.1
Non-current assets		29,595.0	30,041.8	28,970.4
Inventories and work-in-progress	13	997.3	1,022.0	839.4
Operating receivables	13	12,247.5	13,093.2	12,459.4
Current operating financial assets	10	376.6	452.3	355.2
Other current financial assets	11	217.7	321.4	330.0
Current derivative instruments - Assets	28	45.6	142.8	114.4
Cash and cash equivalents	14	5,614.4	3,849.6	3,115.6
Assets classified as held for sale	24	722.6	203.0	122.5
Current assets		20,221.7	19,084.3	17,336.5
Total assets		49,816.7	49,126.1	46,306.9

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - EQUITY AND LIABILITIES	Notes	As of December 31,
(€ million)		2009	2008	2007
Share capital		2,468.2	2,362.9	2,358.8
Additional paid-in capital		9,433.2	9,197.5	9,179.5
Reserves and retained earnings attributable to owners of the Company		(4,440.8)	(4,559.2)	(3,925.4)
Total equity attributable to owners of the Company	15	7,460.6	7,001.2	7,612.9
Total equity attributable to non-controlling interests		2,670.1	2,530.5	2,577.8
Equity	15	10,130.7	9,531.7	10,190.7
Non-current provisions	16	2,291.1	2,160.2	2,138.9
Non-current borrowings	17	17,647.3	17,063.9	13,948.0
Non-current derivative instruments – Liabilities	28	139.3	159.9	163.8
Deferred tax liabilities	12	1,951.2	1,936.0	1,794.7
Non-current liabilities		22,028.9	21,320.0	18,045.4
Operating payables	13	13,075.7	13,591.8	12,944.8
Current provisions	16	749.2	773.1	825.7
Current borrowings	17	2,983.1	3,219.7	3,805.0
Current derivative instruments - Liabilities	28	84.8	125.9	34.0
Bank overdrafts and other cash position items	14	454.9	465.7	459.4
Liabilities directly associated with assets classified as held for sale	24	309.4	98.2	1.9
Current liabilities		17,657.1	18,274.4	18,070.8
Total equity and liabilities		49,816.7	49,126.1	46,306.9

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Year ended December 31,
		2009	2008 (2)	2007 (2)
Revenue	18	34,551.0	35,764.8	31,574.1
o/w Revenue from operating financial assets		394.4	397.9	342.1
Cost of sales		(28,786.2)	(30,013.4)	(25,710.4)(1)
Selling costs		(602.6)	(621.4)	(560.4)(1)
General and administrative expenses		(3,338.1)	(3,218.6)	(2,905.8)(1)
Other operating revenue and expenses		196.0	49.4	63.6
Operating income	19	2,020.1	1,960.8	2,461.1
Finance costs	20	(880.4)	(1,111.2)	(958.0)
Finance income	20	96.1	202.2	151.1
Other financial income and expenses	21	(110.3)	(39.2)	2.3
Income tax expense	22	(242.2)	(462.0)	(399.7)
Share of net income of associates	8 & 23	1.4	19.4	17.1
Net income from continuing operations		884.7	570.0	1,273.9
Net income from discontinued operations	24	(42.8)	139.2	(19.1)
Net income for the year		841.9	709.2	1,254.8
Non-controlling interests	25	257.8	304.1	326.9
Attributable to owners of the Company		584.1	405.1	927.9

(in euros)
Net income attributable to owners of the Company per share(3)	26
Diluted		1.24	0.87	2.11
Basic		1.24	0.88	2.13
Net income from continuing operations attributable to owners of the Company per share(3)	26
Diluted		1.33	0.71	2.17
Basic		1.33	0.71	2.19

The accompanying notes are an integral part of these consolidated financial statements.

(1) In 2008, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income (see Note 19 Operating income).

(2) In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the results of operations of:

•

the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

•

the entities of the U.S. waste-to-energy activity in Environmental Services (Montenay International) and Freight activities (essentially in France, Germany and the Netherlands) divested in the second half of 2009;

•

Transportation activities in the United Kingdom and renewable energy activities in the process of divestiture at the year end are presented in a separate line, “Net income from discontinued operations,” for the years ended December 31, 2008 and 2007.

(3) Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2008 and 2007 net income per share was adjusted following the distribution of a scrip dividend in June 2009. The adjusted number of earning per share is therefore 462.2 million as of December 31, 2008 and 434.8 million as of December 31, 2007 (see Note 26).

In 2009, the weighted average number of shares is 471.7 million (diluted and basic).

Back to Contents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Year ended December 31,
	2009	2008	2007

Net income for the year	841.9	709.2	1,254.8

Actuarial gains or losses on pension obligations	(67.8)	(138.1)	114.4
Related income tax expense	14.3	34.1	(26.4)
Amount net of tax	(53.5)	(104.0)	88.0

Fair value adjustments on available-for-sale assets	(3.3)	(18.2)	33.8
Related income tax expense	(0.6)	(0.2)	(0.1)
Amount net of tax	(3.9)	(18.4)	33.7

Fair value adjustments on cash flow hedge derivatives	46.2	(112.8)	15.5
Related income tax expense	(5.8)	24.2	(6.7)
Amount net of tax	40.4	(88.6)	8.8

Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	65.2	(279.8)	(251.5)
Amount net of tax	65.2	(279.8)	(251.5)
- on the net financing of foreign operations	2.2	(31.8)	(6.5)
- related income tax expense	3.8	15.9	1.0
Amount net of tax	6.0	(15.9)	(5.5)

Other comprehensive income	54.2	(506.7)	(126.5)
Total comprehensive income for the year	896.1	202.5	1,128.3
- Attributable to owners of the Company	657.1	(84.4)	778.5
- Attributable to non-controlling interests	239.0	286.9	349.8

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Year ended December 31,
		2009	2008	2007
Net income for the year attributable to owners of the Company		584.1	405.1	927.9
Net income for the year attributable to non-controlling interests	25	257.8	304.1	326.9
Operating depreciation, amortization, provisions and impairment losses	19	2,230.4	2,301.6	1,816.7
Financial amortization and impairment losses		7.2	19.5	8.0
Gains/(losses) on disposal and dilution	19	(306.1)	(288.2)	(173.5)
Share of net income of associates	8	0.9	(18.5)	(16.9)
Dividends received	21	(8.7)	(8.4)	(8.8)
Finance costs and finance income	20	792	922.8	817.1
Income tax expense	22	311.9	470.9	420.1
Other items (including IFRS 2)		69.1	69.5	101.9
Operating cash flow before changes in working capital		3,938.6	4,178.4	4,219.4
Changes in working capital	13	432.1	(80.9)	(167.1)
Income taxes paid		(408.5)	(347.5)	(417.7)
Net cash from operating activities		3,962.2	3,750.0	3,634.6
Capital expenditure	41	(2,465.7)	(2,780.6)	(2,518.7)
Proceeds on disposal of intangible assets and property, plant and equipment		258.7	329.8	212.9
Purchases of investments		(187.0)	(800.7)	(1,835.4)
Proceeds on disposal of financial assets		582.3	361.1	181.7
Operating financial assets:
New operating financial assets	10	(483.1)	(507.0)	(404.1)
Principal payments on operating financial assets	10	455.2	358.2	360.7
Dividends received	8 & 21	14.8	15.8	15.3
New non-current loans granted		(43.8)	(252.7)	(65.0)
Principal payments on non-current loans		65.8	30.0	61.6
Net decrease/(increase) in current loans		140.9	(89.0)	(27.4)
Net cash used in investing activities		(1,661.9)	(3,335.1)	(4,018.4)
Net increase/(decrease) in current borrowings	17	(1,323.9)	(1437.0)	(1,534.5)
New non-current borrowings and other debt	17	3,301.2	3,590.2	2,060.4
Principal payments on non-current borrowings and other debt	17	(1,514.8)	(184.8)	(1,362.9)
Proceeds on issue of shares		157.1	51.0	3,039.2
Share capital reduction	15		(131.0)	-
(Purchases of)/proceeds from treasury shares (1)		4.9	3.2	18.9
Dividends paid (1)		(434.0)	(754.4)	(564.3)
Interest paid		(729.8)	(847.6)	(716.0)
Net cash from/(used in) financing activities		(539.3)	289.6	940.8
Net cash at the beginning of the year		3,383.9	2,656.2	2,202.0
Effect of foreign exchange rate changes and other		14.6	23.2	(102.8)
Net cash at the end of the year		5,159.5	3,383.9	2,656.2
Cash and cash equivalents	14	5,614.4	3,849.6	3,115.6
Bank overdrafts and other cash position items	14	454.9	465.7	459.4
Net cash at the end of the year		5,159.5	3,383.9	2,656.2
(1) See the Statement of Changes in Equity

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed -€31.1 million, +€37.8 million and +€55.1 million to net cash from operating activities, +€266.6 million, +€148.4 million and -€94.1 million to net cash from investing activities and -€5.7 million, -€26.3 million and -€26.9 million to net cash from financing activities in 2009, 2008 and 2007, respectively.

Discontinued operations are presented in Note 24.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share Capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of January 1, 2007	412,626,550	2,063.1	6,641.2	(479.6)	(3,986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4
Issues of share capital of the parent company	59,136,206	295.7	2,538.3	-	33.8	-	-	2,867.8	-	2,867.8
Elimination of treasury shares		-	-	18.9	(0.3)	-	-	18.6	-	18.6
Share purchase and subscription options		-	-	-	15.6	-	-	15.6	-	15.6
Third party share in share capital increases of subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	178.5	178.5
Parent company dividend distribution		-	-	-	(419.7)	-	-	(419.7)	-	(419.7)
Third party share in dividend distributions of subsidiaries		-	-	-	-	-	-	-	(144.6)	(144.6)
Foreign exchange translation		-	-	-	-	(264.3)	-	(264.3)	15.4	(248.9)
Fair value adjustments		-	-	-	-	(8.1)	47.1	39.0	(0.8)	38.2
Actuarial gains or losses on pension obligations		-	-	-	79.5	-	-	79.5	8.5	88.0
Net income for the year		-	-	-	927.9	-	-	927.9	326.9	1,254.8
Other changes		-	-	-	(17.3)	8.7	(3.7)	(12.3)	1.3	(11.0)
As of December 31, 2007	471,762,756	2,358.8	9,179.5	(460.7)	(3,367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7

Back to Contents

(€ million)	Number of shares outstanding	Share Capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of December 31, 2007	471,762,756	2,358.8	9,179.5	(460.7)	(3,367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7
Issues of share capital of the parent company	813,910	4.1	17.9					22.0	-	22.0
Elimination of treasury shares				3.2	2.3			5.5	-	5.5
Share purchase and subscription options					5.5			5.5		5.5
Third party share in share capital increases of subsidiaries and changes in consolidation scope									(129.0)	(129.0)
Parent company dividend distribution					(553.5)			(553.5)		(553.5)
Third party share in dividend distributions of subsidiaries									(200.8)	(200.8)
Foreign exchange translation						(591.9)		(591.9)	(1.9)	(593.8)
Fair value adjustments						298.1	(101.6)	196.5	(10.5)	186.0
Actuarial gains or losses on pension obligations					(94.8)			(94.8)	(9.2)	(104.0)
Net income for the year					405.1			405.1	304.1	709.2
Other changes					13.1	(20.0)	0.8	(6.1)		(6.1)
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7

Back to Contents

(€ million)	Number of shares outstanding	Share Capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7

Issues of share capital of the parent company (1)	21,053,708	105.3	235.8					341.1		341.1
Elimination of treasury shares				4.9				4.9		4.9
Share purchase and subscription options					10.3			10.3		10.3
Third party share in share capital increases of subsidiaries									149.8	149.8
Third party share in changes in consolidation scope									(45.0)	(45.0)
Parent company dividend distribution					(553.8)			(553.8)		(553.8)
Third party share in dividend distributions of subsidiaries									(202.0)	(202.0)
Foreign exchange translation						82.4		82.4	(17.2)	65.2
Foreign investments						82.0		82.0	(0.1)	81.9
Actuarial gains or losses on pension obligations					(51.2)			(51.2)	(2.3)	(53.5)
Fair value adjustments on cash flow hedge derivatives						(75.9)	35.6	(40.3)	4.8	(35.5)
Fair value adjustments on available-for-sale assets							0.1	0.1	(4.0)	(3.9)
TOTAL other comprehensive income					(51.2)	88.5	35.7	73.0	(18.8)	54.2
Net income for the year					584.1			584.1	257.8	841.9
Other changes					(0.2)			(0.2)	(2.2)	(2.4)
As of December 31, 2009	493,630,374	2,468.2	9,433.2	(452.6)	(3,600.3)	(344.4)	(43.5)	7,460.6	2,670.1	10,130.7

Back to Contents

The dividend distribution per share was €1.21 in 2009 and 2008 and €1.05 in 2007.

A dividend distribution of €1.21 per share is proposed to the Annual General Meeting of Shareholders of May 7, 2010.

The total dividend paid recorded in the Consolidated Cash Flow Statement for the year ended December 31, 2009 of €434 million includes:

(€ million)	2009
Dividend distribution by the parent company	(554)
Third party share in dividend distributions of subsidiaries	(202)
Scrip dividend (1)	322
Total dividend paid	(434)
(1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Back to Contents

NOTE 1

Accounting principles and methods

1.1

Accounting standards framework

1.1.1

Basis underlying the preparation of the financial information

Pursuant to Regulation n°1606/2002 of July 19, 2002, as amended by European regulation n°297/2008 of March 11, 2008, the consolidated financial statements for the year ended December 31, 2009 are presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB). These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_fr. htm

These financial statements are accompanied, for comparative purposes, by financial statements for fiscal years 2008 and 2007 drawn up in accordance with the same standards framework.

Since fiscal year 2006, the Group has accounted for its concession business in accordance with the principles set out in IFRIC 12, Service Concession Arrangements, published by the IASB on November 30, 2006 and adopted by the European Union on March 26, 2009.

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Veolia Environnement uses other standard references and in particular U.S. standards.

1.1.2

Standards, standard amendments and interpretations applicable from fiscal year 2009

The accounting principles and valuation rules applied by the Group in preparing the consolidated financial statements for the year ended December 31, 2009 are identical to those applied by the Group as of December 31, 2008, with the exception of the following standards, standard amendments and interpretations which came into mandatory effect as of January 1, 2009 or July 1, 2009:

IFRS 8, Operating Segments

The impact of the implementation of this new standard is presented in Note 1.26 below.

IAS 1 Revised, Presentation of Financial Statements

Pursuant to the revised standard, the “Balance sheet” is now known as the “Consolidated Statement of Financial Position” and the changes resulting from transactions with owners of the Company acting in this capacity are presented separately from transactions with non-controlling interests in the Statement of Changes in Equity, which is now presented with the financial statements.

IFRIC 18, Transfers of assets from Customers

IFRIC 18, Transfers of Assets from Customers, is applicable from July 1, 2009 but was not adopted by the European Union until December 1, 2009. The interpretation is of prospective applicability and the Group did not elect for early adoption.

The interpretation covers situations where a customer transfers an asset to a supplier at the beginning of a contract, which the supplier must then use for the supply of goods or services. This interpretation also applies to cash transferred by a customer to finance the acquisition or construction of assets by the supplier to be used for the supply of goods or services. Contracts and services covered by the provisions of IFRIC 12 are specifically excluded from the scope of this interpretation.

Within the Group, this interpretation is likely to impact the Water and Energy Services Divisions. The Group has allocated the necessary resources to analyze the contracts signed since July 1, 2009, likely to fall within the application scope of IFRIC 18.

Back to Contents

IAS 23 Revised, Borrowing Costs

Amendments to IAS 32 and IAS 1, Financial Instruments – Presentation: puttable financial instruments and obligations arising on liquidation

Amendments to IFRS 1 and IAS 27 relating to the cost of an investment on first-time adoption of IAS/IFRS

Amendment to IFRS 2, Share-based Payment – vesting conditions and cancellations

Amendments arising from the 2006-2008 annual improvement process, with the exception of the amendments to IFRS 5

Amendment to IFRS 7, Financial Instruments: Disclosures – Improvements to Financial Instrument Disclosures

Amendment to IAS 39 and IFRIC 9 relating to embedded derivatives

IFRIC 13, Customer Loyalty Programmes

IFRIC 15, Agreements for the Construction of Real Estate

IFRIC 16, Hedges of a Net Investment in a Foreign Operation

Implementation of these standards and interpretations did not have a material impact.

1.1.3

Texts which enter into mandatory effect after December 31, 2009 and which have not been adopted early

Veolia Environnement has not elected for early adoption of the following standards, standard amendments and interpretations published as of December 31, 2009 (adopted or in the course of being adopted by the European Union):

IFRS 3 Revised, Business Combinations

Amendment to IAS 27, Consolidated and Separate Financial Statements

The application of IFRS 3 Revised and IAS 27 Revised is likely to have a material impact on future business combinations or transactions with non-controlling interests.

Amendments resulting from the 2007-2009 annual improvement process (not adopted by the European Union).

Pursuant to the new amendment specifying the conditions for implementing IAS 7, the Group will eliminate the replacement costs detailed in Note 19, Operating income, from “Net cash from operating activities” in the Consolidated Cash Flow Statement, from January 1, 2010.

Consequently, when adjusting “Net income attributable to owners of the Company” to obtain “Net cash from operating activities”, replacement costs will no longer be eliminated under “Operating depreciation, amortization, provisions and impairment losses.” This amendment has no impact on net income or equity.

Amendments to IAS 28 and IAS 31 subsequent to IFRS 3 revised

IAS 24 Revised, Related Party Disclosures (not adopted by the European Union)

Amendment to IAS 32, Financial Instruments: Disclosures: Classification of rights issues

Amendment to IAS 39, Financial Instruments: Recognition and Measurement: Eligible Hedged Items

Amendment to IFRS 2, Share-based Payment - Group cash-settled share-based payment transactions, (not adopted by the European Union)

Back to Contents

Amendment to IFRS 5 resulting from the 2006-2008 annual improvement process

•

IFRIC 17, Distribution of Non-cash Assets to Owners

•

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (not adopted by the European Union)

•

Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement (not adopted by the European Union)

•

IFRS 9, Financial Instruments, Classification and Measurement (not adopted by the European Union)

Subject to their definitive adoption by the European Union, these standards, standard amendments and interpretations are of mandatory application from July 1, 2009 or later, that is from January 1, 2010 or later for the Group. The Group is currently assessing the potential impact of the first-time application of these new texts.

1.2

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

The Veolia Environnement consolidated financial statements for the year ended December 31, 2009 were adopted by the Board of Directors on March 24, 2010 and will be presented for approval to the Annual General Meeting of Shareholders on May 7, 2010.

1.3

Basis of presentation as of December 31, 2009

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to December 31, 2009, in accordance with uniform accounting policies and methods.

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

Non-controlling interests represent the part of net income or loss and of net assets not held by the Group. They are presented in the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income and in equity in the Consolidated Statement of Financial Position, separately from equity attributable to the owners of the Company.

1.4

Principles of Consolidation

Veolia Environnement fully consolidates all entities over which it exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities.

Pursuant to the provisions of IAS 28, Investments in Associates, Veolia Environnement accounts for associates using the equity method where it exercises significant influence over financial and operating policies. Significant influence is presumed to exist where the Group holds at least 20% of share capital or voting rights.

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method in accordance with IAS 31, Interests in Joint Ventures.

Back to Contents

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

1.5

Translation of foreign subsidiaries’ financial statements

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from the presentation currency of the Group are translated into the presentation currency at the applicable rate of exchange (i.e. the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). Foreign exchange translation gains and losses are recorded in other comprehensive income in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year end exchange rate (one foreign currency unit = €xx)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
U.S. Dollar	0.6942	0.7185	0.6793
Pound Sterling	1.1260	1.0499	1.3636
Czech Crown	0.0378	0.0372	0.0376

Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2009	Average annual rate 2008	Average annual rate 2007
U.S. Dollar	0.7177	0.6782	0.7248
Pound Sterling	1.1222	1.2433	1.4550
Czech Crown	0.0378	0.0399	0.0361

1.6

Foreign currency transactions

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year end, foreign currency-denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Loans to a foreign subsidiary the settlement of which is neither planned nor probable in the foreseeable future represent, in substance, a portion of the Group’s net investment in this foreign operation. Foreign exchange gains and losses on monetary items forming part of a net investment are recognized directly in other comprehensive income in foreign exchange translation adjustments and are released to income on the disposal of the net investment. The impact on the Veolia Environnement financial statements is not material.

Exchange gains and losses on foreign currency-denominated borrowings or on currency derivatives that qualify as hedges of a net investment in a foreign operation, are recognized directly in other comprehensive income as foreign exchange translation adjustments. Amounts recognized in other comprehensive income are released to income on the sale date of the relevant investment.

Foreign currency-denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency-denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

Back to Contents

1.7

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

Pursuant to IAS 17, Leases, assets financed by finance lease are initially recorded in property, plant and equipment at the lower of fair value and the present value of future minimum lease payments. Subsequently, these assets are recognized at the lower of the present value of minimum lease payments less accumulated depreciation and any accumulated impairment losses, and market value, and depreciated over the shorter of the lease term and the expected useful life of the assets, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract.

Given the nature of the Group’s businesses, the subsidiaries do not own investment property in the normal course of their operations.

1.8

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

When the construction of an asset covers more than one period, the portion of the grant not yet used is recorded in “Other liabilities” in the Consolidated Statement of Financial Position.

1.8.2

Grants relating to concession arrangements

Grants received in respect of concession arrangements (see Note 1.21 for further details) are generally definitively earned and, therefore, are not repayable.

In accordance with the option offered by IAS 20, these grants are presented as a deduction from intangible assets or financial assets depending on the applicable model following an analysis of each concession arrangement (IFRIC 12).

Under the intangible asset model, the grant reduces the amortization charge in respect of the concession intangible asset over the residual term of the concession arrangement.

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

1.9

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

1.10

Business combinations and goodwill

Business combinations are recorded in accordance with the purchase accounting method as set out in IFRS 3. Under this method, assets acquired and liabilities and contingent liabilities assumed are recorded at fair value.

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any. It is valued in the functional currency and recognized in assets in the Consolidated Statement of Financial Position.

Pursuant to IFRS, goodwill is not amortized but is subject to impairment tests performed annually or more frequently where there is evidence calling into question the net carrying amount.

Where the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, exceeds the purchase price, “negative goodwill” is immediately recognized in net income.
Treatment of costs directly attributable to acquisitions incurred during 2009 and concerning acquisitions to be completed after January 1, 2010:

Costs directly attributable to business combinations incurred during 2009, and relating to acquisitions to be completed during fiscal year 2010, were expensed in net operating income for the year.

1.11

Impairment of intangible assets, property, plant and equipment and non-financial assets

The net carrying amount of non-financial assets, other than inventory and deferred tax assets, is reviewed at each period-end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset (equal to the higher of fair value less costs to sell and value in use) is estimated.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is lower.

Impairment losses can be reversed, with the exception of those relating to goodwill.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a long-term plan, or more frequently where there is an indication of loss in value. Where an exceptional impairment must be recorded, it is deducted in priority from goodwill allocated to the cash-generating unit (CGU) and then, where applicable, pro rata to the net carrying amounts of the other assets of the CGU.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given the Group’s activities, the cash-generating units generally represent a country in each Division. Future cash flows are taken for the first six years from the long-term plan validated by Executive Management. The main assumptions included in the calculation of the value in use of each cash-generating unit are the discount rate, changes in activity volumes, prices and direct costs (inflation) over the period and investments.

Back to Contents

A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs: it is equal to the risk-free rate plus a risk premium weighted for country-specific risks. The discount rates estimated by management for each cash-generating unit therefore reflect current market assessments of the time value of money and the country specific risks to which the cash-generating unit is exposed, with the other risks reflected in the expected future cash flows from the assets.

Changes in volumes, prices and direct costs are based on past changes and expected future market trends.

The terminal value is calculated based on discounted forecast flows for the last year (2015). These flows include organic growth such as inflation.

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2015 may not be considered a standard year. Therefore, exceptionally, the business plan was extended to 2024 for the “Water–China” cash-generating unit, in order to identify standard flows for the calculation of the terminal value. The growth rate to perpetuity set out in Note 4 applies from this year.

1.12

Inventories

In accordance with IAS 2, Inventories, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1.13

Assets classified as held for sale and liabilities directly associated with assets classified as held for sale, discontinued operations

IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, sets out the accounting treatment applicable to assets held for sale and presentation and disclosure requirements for discontinued operations.

The standard notably requires the separate presentation of assets held for sale in the Consolidated Statement of Financial Position at the lower of net carrying amount and fair value less costs to sell.

In addition, the standard requires the separate presentation in the income statement of the results of discontinued operations for all comparative periods on a retrospective basis.

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and:

•

represents a separate major line of business or geographical area of operations,

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or,

•

is a subsidiary acquired exclusively with a view to resale.

Therefore, as of December 31, 2009, the results of operations sold or in the course of being sold in 2009 must also be adjusted in the comparative financial statements as of December 31, 2007 and 2008. The 2008 and 2007 comparative income statements therefore differ from those published previously.

The impact of these operations on cash flows from operating, investing and financing activities is presented at the foot of the Consolidated Cash Flow Statement for the year ended December 31, 2009 and comparative periods.

The 2008 and 2007 Consolidated Statements of Financial Position are unchanged.

Back to Contents

1.14

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

Provisions giving rise to an outflow after more than one year are discounted if the impact is material. Discount rates reflect current assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recorded in the Consolidated Income Statement in “Other financial income and expenses”.

1.15

Financial instruments

1.15.1

Financial assets and liabilities

Financial assets include assets classified as available-for-sale and held-to maturity, assets at fair value through the Consolidated Income Statement, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating payables.

The recognition and measurement of financial assets and liabilities is governed by IAS 39.

1.15.2

Measurement, recognition and derecognition of financial assets

Financial assets are initially recognized at fair value including transaction costs, where the assets concerned are not subsequently measured at fair value through the Consolidated Income Statement. Where the assets are measured at fair value through the Consolidated Income Statement, transaction costs are expensed directly to net income.

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

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds the present value of future cash flows discounted at the initial EIR. The impairment loss is recognized in the Consolidated Income Statement.

Net gains and losses on held-to-maturity assets consist of interest income and impairment losses.

Back to Contents

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized directly in other comprehensive income, except where there is a material or long-term unrealized capital loss. This can arise when future cash flows decrease to such an extent that the fair value of these assets falls materially or long-term below the historical cost. Where this is the case, the impairment loss is recognized in the Consolidated Income Statement. Impairment reversals are recognized in the Consolidated Income Statement for debt securities only (receivables and bonds).

Amounts recognized in other comprehensive income are released to income on the sale of the relevant investment. Fair value is equal to market value in the case of quoted securities and an estimate of the fair value in the case of unquoted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated investments which are not quoted in an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

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

An impairment loss is recognized if, where there exists an indication of impairment, the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial EIR. The impairment loss is recognized in the Consolidated Income Statement.

The impairment of trade receivables is calculated using two methods:

•

a statistical method: this method is based on past losses and involves the application of a provision rate by category of aged receivables. The analysis is performed for a group of similar receivables, presenting similar credit characteristics as a result of belonging to a client category and country.

•

an individual method: the probability and amount of the loss is assessed on an individual case basis in particular for non-State public debtors (past due period, other receivables or payables with the counterparty, rating issued by an external rating agency, geographical location).

Net gains and losses on loans and receivables consist of interest income and impairment losses.

Assets and liabilities at fair value through the Consolidated Income Statement

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

Changes in the value of these assets are recognized in the Consolidated Income Statement.

Net gains and losses on assets at fair value through the Consolidated Income Statement consist of interest income, dividends and fair value adjustments.

Net gains and losses on derivatives entered into for trading purposes consist of flows exchanged and the change in the value of the instrument.

Back to Contents

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the contractual rights to the cash flows from the financial asset in a transaction under which nearly all the rights and obligations inherent to ownership of the financial asset are transferred. Any interest created or retained by the Group in a financial asset is recognized separately as an asset or liability.

1.15.3

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months when initially recorded in the Consolidated Statement of Financial Position, monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash equivalents are designated as assets at fair value through the Consolidated Income Statement.

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

1.15.5

Non-controlling interest put options

Pursuant to IAS 27, non-controlling interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, non-controlling interest put options are considered as liabilities.

Pending an IFRIC interpretation or a specific IFRS, the Group has adopted the following accounting treatment:

•

the present value of purchase commitments is recorded in borrowings in the Consolidated Statement of Financial Position, through non-controlling interests and where necessary goodwill for the residual balance

•

gains or losses resulting from the unwinding of the discount on the liability are recorded in finance costs and, when the put exercise price varies, changes in the value of the instrument resulting from changes in valuation assumptions concerning the commitment are recorded in borrowings through goodwill.

If the non-controlling interests have not been purchased on the expiry of the commitment, equity attributable to non-controlling interests is reconstituted through goodwill and the liability recognized in respect of the commitment (no longer necessary).

Back to Contents

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

Derivative instruments are recognized in the Consolidated Statement of Financial Position at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Consolidated Income Statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Net gains and losses on instruments at fair value through the Consolidated Income Statement consist of flows exchanged and the change in the value of the instrument.

Derivative instruments may be designated as hedges under one of three types of hedging relationship: fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation:

•

a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a specific risk (notably interest rate or foreign exchange risk), and could affect net income for the period.

•

a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a specific risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period.

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

•

the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in the Consolidated Income Statement.

The use of hedge accounting has the following consequences:

•

in the case of fair value hedges of existing assets and liabilities, the hedged portion of these items is measured at fair value in the Consolidated Statement of Financial Position. The gain or loss on remeasurement is recognized in the Consolidated Income Statement, where it is offset against matching gains or losses arising on the fair value remeasurement of the hedging financial instrument, to the extent it is effective;

•

in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the Consolidated Statement of Financial Position. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Consolidated Income Statement. Gains or losses recognized in other comprehensive income are released to the Consolidated Income Statement in the same period or periods in which the asset acquired or liability issued impacts net income;

•

in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in other comprehensive income, while the ineffective portion is recognized in the Consolidated Income Statement. Gains and losses recognized in foreign exchange translation reserves are released to the Consolidated Income Statement when the foreign investment is sold.

Back to Contents

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

•

the embedded derivative satisfies the definition of a derivative laid down in IAS 39; and

•

the hybrid instrument is not measured at fair value with changes in fair value recognized in the Consolidated Income Statement.

1.15.8

Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising from the sale of treasury shares and related dividends are recognized directly in equity and do not impact the Consolidated Income Statement.

1.16

Pension plans and other post-employment benefits

Veolia Environnement and its subsidiaries have several pension plans.

Defined contribution plans: plans under which the Group (or a Group entity) pays an agreed contribution to a separate entity, relieving it of any liability for future payments.

These obligations are expensed in the Consolidated Income Statement when due.

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

Where the calculation shows a plan surplus, the asset recognized represents the difference between the discounted present value of profits, in the form of future repayments or reductions in plan contributions, less the amount of unamortized past service costs. The plan surplus is recognized in non-current financial assets.

Certain obligations of the Group or Group entities may enjoy repayment entitlement, corresponding to a commitment by a third party to repay in full or in part the expenses relating to these obligations. Repayment entitlement is recognized in non-current financial assets.

Employee obligations of the Group are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or provisions in the Consolidated Statement of Financial Position and the recognition of the related net expenses.

Pursuant to IAS 19 revised, Employee Benefits, actuarial gains and losses are offset against other comprehensive income and are not amortized in the Consolidated Income Statement.

Back to Contents

1.17

Share-based payments

Pursuant to IFRS 2, Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Consolidated Income Statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered.

The fair value of purchase and subscription options is calculated using the Black and Scholes model, taking into account the expected life of the options, the risk-free interest rate, expected volatility, determined based on observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee saving plans corresponds to the difference between the subscription price and the average share price at each subscription date, less a discount for non-transferability and to the Company’s contribution to subscribers.

1.18

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

Back to Contents

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

The financing of construction work involves finance costs that are invoiced to the customer and recognized in Revenue, under Revenue from operating financial assets. This interest is recognized in Revenue from the start of construction work and represents remuneration received by the builder/lender.

Revenue relating to the operation of the asset is recognized on delivery of the goods or performance of the service depending on the operating activity.

1.18.5

Concession arrangements (IFRIC 12)

See Note 1.21 on Service concession arrangements.

1.19

Financial items in the Consolidated Income Statement

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

Interest income is recognized in the Consolidated Income Statement when earned, using the effective interest method.

Other financial income and expenses primarily include income on financial receivables calculated using the effective interest method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discounts on provisions.

1.20

Income taxes

The income tax expense (credit) includes the current tax charge (credit) and the deferred tax charge (credit).

Deferred tax assets are recognized on deductible timing differences, tax loss carry forwards and/or tax credit carry forwards.

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

1.21

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

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed under public service contracts. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where appropriate, a provision for contractual commitments is recorded in respect of commitments resulting from delays in the performance of work.

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

Accounting for service concession arrangements:

Concession arrangements are recognized in accordance with IFRIC 12, Service Concession Arrangements, published in November 2006. IFRIC 12 was approved by the European Union on March 26, 2009.

A substantial portion of the Group’s assets is used within the framework of concession or affermage contracts granted by public sector customers (“grantors”) and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

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

Back to Contents

1.21.1

Financial asset model

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

Financial assets resulting from the application of IFRIC 12 are recorded in the Consolidated Statement of Financial Position under the heading “Operating financial assets” and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial EIR.

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

Intangible asset model

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the recoverable amount. The intangible asset corresponds to the right granted by the concession grantor to the operator to charge users of the public service.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Consolidated Statement of Financial Position under the heading “Concession intangible assets” and are amortized, generally on a straight-line basis, over the contract term. However, fees paid to local authorities that are an integral part of the cost of the intangible asset are disclosed under the heading “Other intangible assets”.

Under the intangible asset model, Revenue includes:

•

revenue recorded on a completion basis for assets and infrastructure under construction (in accordance with IAS 11).

•

service remuneration.

1.21.3

Mixed or bifurcation model

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

1.22

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

The contract operator therefore becomes the lessor of its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a financial asset to reflect the corresponding financing, rather than an item of property, plant and equipment.

These financial assets are recorded in the Consolidated Statement of Financial Position under the heading “Operating financial assets”. They are initially recorded at the lower of fair value and total future flows and subsequently at amortized cost using the effective interest rate of the contract.

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

During the construction phase, a financial receivable is recognized in the Consolidated Statement of Financial Position and revenue in the Consolidated Income Statement, in accordance with the percentage completion method laid down in IAS 11 on construction contracts.

The financial receivables resulting from this analysis are initially measured at the fair value of lease payments and then amortized using the effective interest method.

After a review of the contract and its financing, the implied interest rate on the financial receivable is based on either the Group financing rate and /or the borrowing rate associated with the contract.

1.23

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

The percentage of completion is determined by comparing costs incurred at the period-end with total estimated costs under the contract. Costs incurred are recognized as production cost and do not include either administrative or selling costs.

Where total contract costs exceed total contract revenue, the expected loss is recognized as an expense immediately via a provision for losses to completion, irrespective of the stage of completion and based on a best estimate of forecast results including, where appropriate, rights to additional income or compensation, where they are probable and can be determined reliably. Provisions for losses to completion are recorded as liabilities in the Consolidated Statement of Financial Position.

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Consolidated Statement of Financial Position under advances and down-payments received.

The amount of costs incurred, plus profits and less losses recognized (particularly in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in “amounts due from customers for construction contract work”. Where negative, it is recognized in liabilities in “amounts due to customers for construction contract work”.

Back to Contents

1.24

Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, the net margin on trading activity transactions is recognized in “Revenue”.

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

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models generally based on observable data. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 28).

1.25

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

At the European level, the European Union decided to implement, via directive 2003/87/EC of October 13, 2003, an internal trading system for emission rights (EUA: EU Allowance). This system has been in effect since January 1, 2005. Draft directive 2004/101/EC established a link between the Kyoto system and the European system, enabling the operators concerned to use CER, up to an agreed maximum, to satisfy their surrender obligations in the place of EUA.

Directive 2009/29/EC of April 26, 2009 amended the ETS directive and extended the allowance trading system beyond the second period (2008-2012). It covers the period 2013-2020 and provides for a progressive reduction in allowances allocated and new allocation procedures.

In this context, the Group (primarily the Energy Services Division) was allocated free of charge by the different States of the European Union, a certain number of emission rights (EUA) for an initial period 2005-2007 (EUA I) and then for a second period 2008-2012 (EUA II). The actual emissions position is determined each year and the corresponding rights surrendered. The Group then purchases or sells emission rights, depending on whether actual emissions are greater or lesser than emission rights allocated.

Back to Contents

In the absence of specific IFRS provisions, the Group has adopted the “net liability approach”, which involves the recognition of a liability at the period-end if actual emissions exceed allowances held, in accordance with IAS 37.

Allowances are managed as a production cost and, in this respect, are recognized in inventories:

•

at nil value, when they are received free of charge,

•

at acquisition cost, if purchased for valuable consideration on the market.

Consumption of this inventory is recognized on a weighted-average unit cost basis.

Transactions in these allowances performed on the forward market are recorded at market value at the period-end. Fair value gains and losses on financial instruments relating to these forward transactions are recognized in other comprehensive income or net income depending on whether they qualify as cash flow hedges in accordance with IAS 39.

1.26

Segment reporting

Since January 1, 2009, the Group identifies and presents segment reporting in accordance with IFRS 8, Operating Segments.

This information is taken from the internal organization of Group activities and corresponds to the four Group businesses (which were used for primary reporting purposes under the former segment reporting standard, IAS 14): Water, Environmental Services, Energy Services and Transportation.

The quantified indicators presented by operating segment form part of the key ratios used for budget validation, operating segment performance measurement and resource allocation reviewed by Executive Management.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

1.27

Fair value determination principles

The fair value of all financial assets and liabilities is determined at the period-end, either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 27).

Fair value is determined:

i.

based on quoted prices in an active market, or

ii.

 using internal valuation techniques involving standard mathematical calculation methods integrating observable market data (forward rates, interest rate curves, etc.). Valuations produced by these models are adjusted to take account of a reasonable change in the credit risk of Veolia Group or the counterparty or

iii.

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

Back to Contents

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

Fair values determined using models integrating certain non-observable data

Derivative instruments valued using internal models integrating certain non-observable data include certain electricity derivative instruments for which there are no quoted prices in an active market (notably for electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials, interest-rate curves, etc.), in particular for distant maturities

NOTE 2

Use of management estimates in the application of group accounting standards

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

Note 28 on derivative instruments describes the accounting treatment of derivative instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 16 and 30 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 22 on the income tax expense presents the tax position of the Group and is primarily based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Back to Contents

The calculation methodology for discount rates adopted as of December 31, 2008 was analyzed with respect to the financial crisis. Following the stabilization of the financial context in 2009, these rates were analyzed again taking account of current conditions and using the following procedures:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted-average cost of capital, calculated annually at the end of the first half-year. A review of these rates as of December 31, 2009 did not call into question this practice.

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities. The adjustment applied to this risk premium in December 2008 to limit market volatility in this period, was not considered necessary at the 2009 year-end

•

Application of IAS 19, Employee Benefits: the exclusive use of market indices and, in particular, the iboxx index in those countries where this index exists, was suspended as of December 31, 2008 due to the highly volatile nature of these indices. Commitments were once again measured using a range of market indices and, in particular the iboxx index, at the December 31, 2009 year-end.

NOTE 3

Significant events

As was the case in the second half of 2008, 2009 was marked by the financial crisis and its economic repercussions, and specifically:

•

significant exchange rate fluctuations, which modified the contribution of businesses from outside the euro zone, particularly in Eastern Europe and on the U.S. dollar;

•

 the downward trend in energy prices and CO2 emission rights;

•

the fall, followed by the stagnation or rise in the price of certain recycled raw materials (particularly paper and cardboard) ;

•

the slowdown in activity, affecting volumes in the Environmental Services business lines, and, to a lesser extent, new orders in construction business in the Water and Energy Services Divisions;

•

the difficult financial situation of industry economic players and, to a lesser extent, public players which weighed on the performance of certain growth projects and the solvency of some customers.

The first signs of stabilization of the economic environment began to appear, nonetheless, during the second half of 2009.

•

In accordance with the decision of the May 7, 2009 Shareholders’ General Meeting, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was adopted by 58% of shareholders, resulting in the creation of 20.1 million shares representing a little over 4.25% of the share capital and 4.39% of the voting rights.

•

As part of the refinancing of its EMTN program, Veolia Environnement carried out three bond issues: a €1,250 million bond issue, bearing annual interest at a fixed rate of 5.25% and maturing on April 24, 2014, a €750 million bond issue, bearing annual interest at a fixed rate of 6.75% and maturing on April 24, 2019, and a €250 million bond issue, bearing annual interest at a fixed rate of 5.70% and maturing in June 29, 2017.

•

The Group continued its strategic development and discussions with Caisse des Dépôts et Consignations aimed at combining its Transportation activities with Transdev in accordance with the proposal announced at the beginning of August 2009. In December 2009, Caisse des Dépôts et Consignations and Veolia Environnement reached a framework agreement for the combination, which primarily covers the financial structure of the new group, with a view to signature of a final agreement in 2010, contingent on receipt of the necessary competition authorizations. The proposed combination of Veolia Transport and Transdev would be carried out by way of the contribution of Veolia Transport and Transdev to a new entity, held 50% by Veolia Environnement, acting as the industrial operator so as to retain transportation as a key component of its environmental services, and 50% by Caisse des Dépôts et Consignations, acting as long-term strategic shareholder. These discussions form part of the planned future listing of the Group’s Transportation business.

Back to Contents

As part of its divestiture program, the Group performed the following divestitures in 2009:

•

On June 24, 2009, the Environmental Services Division announced that it had entered into exclusive discussions with TFN Group with respect to the sale of Veolia Propreté Nettoyage et Multiservices (VPNM). The sale was completed on August, 26, 2009 for an enterprise value of €111 million.

•

On July 6, 2009, Environmental Services Division announced the signature of an agreement relating to the sale of the U.S. waste-to-energy activity (Montenay International); the partial sale of activities provided for in the agreement was completed in August 2009 for an enterprise value of €220 million.

•

On August 12, 2009 Dalkia announced the signature of an agreement for the sale of its Facilities Management activities in the United Kingdom for a total amount of €90 million (Group share) as of December 31, 2009.

•

On December 1, 2009 Veolia Environnement announced the completion of the sale of Veolia Cargo to Transport Ferroviaire Holding (SNCF Group) for its activities in Germany, the Netherlands and Italy and to Europorte (Eurotunnel group) for its activities in France. The divestiture of Veolia Cargo at its enterprise value amounted to €94 million.

•

On November 9, 2009, the Group announced the signature of a partnership between Dalkia and CEZ, the number-one electricity producer in the Czech Republic, to develop an industrial cooperation and potentially leading to asset transfers. As a first step, CEZ acquired 15% of Dalkia Czech Republic for €123 million (100% value), subject to obtaining the necessary competition authorizations. This transaction had not been completed as of December 31, 2009.

•

On December 22, 2009, Veolia Eau reviewed certain economic aspects (financial restructuring) and the governance rules of its partnership with Mubadala Development Company in our operating activities in North Africa and the Middle East. This transaction resulted in a €189 million reduction in Group debt as of December 31, 2009.

•

In the fourth quarter of 2009, the Group finalized the sale of a minority interest in Compagnie Méridionale de Navigation for €45 million.

•

Finally, in December 2009 the EBRD acquired an additional 6.88% interest in Veolia Voda (through a reserved share capital increase), the entity grouping together all Water Division operating activities in Central Europe, for €70 million.

- The Group is currently in exclusive discussions with RATP for the sale of its Transportation activities in the United Kingdom (corresponding to an autonomous cash-generating unit), Switzerland and a limited number of contracts in France, as part of the combination with Transdev, in accordance with the proposal announced in August 2009. Activities in the United Kingdom were reclassified in discontinued operations in the Group financial statements as of December 31, 2009.

- Finally, the Group decided to sell its Renewable Energies activities in the Energy Services Division during 2010. These activities represent a largely independent uniform unit (“cash-generating unit”) as defined by IFRS 5 and have therefore been classified in discontinued operations in the Group financial statements as of December 31, 2009.

Back to Contents

NOTE 4

Goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Gross	7,104.9	7,211.2	7,013.3
Impairment losses	(480.3)	(487.9)	(100.1)
Net	6,624.6	6,723.3	6,913.2

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €100 million as of December 31, 2009) are as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Water - Distribution France	743.3	743.2	760.5
Environmental Services – United Kingdom	690.0	644.3	824.2
Environmental Services North America Solid Waste	591.3	610.8	567.8
Environmental Services - Germany	402.1	397.8	748.2
Dalkia France	337.8	338.5	342.8
Water Solutions & Technologies	280.3	245.8	206.1
Water – China	240.4	247.5	145.7
Environmental Services France Solid Waste	238.5	272.4	150.0
Water – United Kingdom	222.7	197.4	245.3
Water – Czech Republic	219.1	216.4	220.6
Dalkia Italy	185.2	184.9	139.9
Transportation - United States	165.5	175.3	137.0
Energy Services – United States	147.4	152.6	139.6
Transportation – Passenger services France	143.7	136.2	117.7
Water Germany (excl. Berlin)	137.7	137.7	138.8
Water – Berlin	134.4	134.4	134.4
Veolia Energy Services – Poland	114.5	111.5	71.7
Transportation Sweden, Norway, Finland	114.4	104.8	124.5
Environmental Services - Marius Pedersen	102.2	100.9	90.0
Goodwill balances > €100 million as of December 31, 2009	5,210.5	5,152.4	5,308.4
Goodwill balances < €100 million	1,414.1	1,570.9	1,608.4
Goodwill	6,624.6	6,723.3	6,913.2

Goodwill balances of less than €100 million break down by division as follows:

Goodwill balances < €100 million (€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Water	275.5	325.3	357.0
Environmental Services	654.2	710.5	669.1
Energy Services	362.9	343.6	404.1
Transportation	114.0	135.0	177.5
Other	7.5	56.5	0.7
Total	1,414.1	1,570.9	1,608.4

As of December 31, 2009, accumulated impairment losses totaled €480.3 million and mainly concerned the Environmental Services Division in Germany (€343 million) and the Transportation Division in the Netherlands and Belgium (€38 million) and in Scandinavia (€64 million).

No material impairment losses were recognized in the Group financial statements as of December 31, 2009.

Back to Contents

Movements in the net carrying amount of goodwill by division are as follows:

(€ million)	As of December 31, 2008	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Other	As of December 31, 2009
Water	2,247.7	10.0	14.4		(18.8)	2,253.3
Environmental Services	2,736.7	(84.1)	49.2		(23.4)	2,678.4
Energy Services	1,131.1	12.8	5.0	(1.0)	-	1,147.9
Transportation	551.3	(16.5)	11.6	(5.5)	(3.3)	537.6
Other	56.5	(16.3)	(0.6)	-	(32.2)	7.4
Goodwill	6,723.3	(94.1)	79.6	(6.5)	(77.7)	6,624.6

Changes in the consolidation scope primarily concern divestitures in 2009 (Dalkia UK in the Energy Services Division, VPNM in the Environmental Services Division and Freight activities in the Transportation Division) and the acquisition of Digismart in the Energy Services Division.

The main acquisitions of the year are presented in Note 31, “Main acquisitions”, and the divestitures are presented in Note 24, “Net income from discontinued operations”.

No material amendments were made to the opening balance sheets of 2008 acquisitions, including Tianjin Shibei WCO, Bartin Recycling and Praterm. The 12-month periods commencing the acquisition dates during which the Group can finalize the accounting recognition of the business combinations, pursuant to IFRS 3, had expired as of December 31, 2009.

Foreign exchange translation gains and losses are primarily due to the depreciation of the U.S. dollar and the appreciation of the pound sterling against the euro in the amount of -€37.2 million and €65.5 million respectively.

Other movements primarily consist of the reclassification of goodwill to “Assets classified as held for sale” in the amount of -€77.7 million, primarily in the Environmental Services Division, the Renewable Energies sector and certain French subsidiaries under joint control in the Water Division.

Impairment tests as of December 31, 2009:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of loss in value in accordance with the procedures set out in Note 1.11.

Veolia Environnement Group has 147 cash-generating units as of December 31, 2009.

Discount rates used in 2009 reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Notes 1.11 and 2. The discount rates for the main geographical areas in 2009 were as follows:

• France:	6.8%	• United Kingdom:	7.0%
• United States:	6.8%	• China:	8.4%
• Germany:	6.8%

Similarly, perpetual growth rates used in 2009 to determine terminal values reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Notes 1.11. Average perpetual growth rates for the main geographical areas in 2009 were as follows:

• France:	1.5%	• United Kingdom:	1.7%
• United States:	2.1%	• China:	1.9%
• Germany:	1.5%

Back to Contents

As in 2008 and given the current economic climate, impairment tests were performed based on the 2010 budget for all Group cash-generating units: the reduction in cash flows in the 2010 budget prepared at the end of 2009, of over 10% compared with 2010 figures in the long-term plan, led the Group to review its business plans for two cash-generating units – Italy in the Energy Services Division and Spain in the Transportation Division.

Impairment tests did not lead to the recognition of any material impairments of goodwill in 2009.

Sensitivity of impairment tests:

A sensitivity analysis was performed on impairment tests, assuming a 1% increase in the discount rate and a 1% decrease in the perpetual growth rate.

A 1% increase in the discount rate would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be approximately -€291 million (including -€129 million for the “Energy Services - United States” cash-generating unit, -€62 million for the “Dalkia - Italy” cash-generating unit and -€31 million for the “Environmental Services – Italy” cash-generating unit).

A 1% decrease in perpetual growth rates would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. . This reduction would be approximately -€237 million (including -€106 million for the “Energy Services - United States” cash-generating unit, -€43 million for the “Dalkia - Italy” cash-generating unit and -€24 million for the “Environmental Services – Italy” cash-generating unit).

Recap: Movements in the net carrying amount of goodwill during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Other	As of December 31, 2008
Water	2,208.2	140.9	(42.6)	-	(58.8)	2,247.7
Environmental Services	3,049.5	211.3	(182.4)	(343.0)	1.3	2,736.7
Energy Services	1,098.1	58.4	(25.4)	-	-	1,131.1
Transportation	556.7	67.2	(17.5)	(55.3)	0.2	551.3
Other	0.7	53.2	2.6	-	-	56.5
Goodwill	6,913.2	531.0	(265.3)	(398.3)	(57.3)	6,723.3

In 2008, changes in consolidation scope primarily concerned the following acquisitions and disposals:

•

Water: Acquisition of Biothane Group (Netherlands and USA) for €42.7 million, acquisition of a joint investment in Tianjin Shibei WCO (China) for €37.7 million.

•

Environmental Services: Acquisition of Bartin Recycling Group (France) for €121.6 million.

•

Energy Services:

-

Acquisition of Praterm Group (Poland) for €51.3 million and GEFI and Emicom within Siram Spa (Italy) for €44.9 million,

-

Divestiture of Clemessy and Crystal activities for -€76.6 million.

•

Transportation: Acquisition of Rail4Chem (Germany) for €15.6 million and various companies in the United States for €23.5 million.

•

Other: Acquisition of Ridgeline (United States) for €45.0 million;

Back to Contents

Foreign exchange translation gains losses are primarily due to the depreciation of the pound sterling and the appreciation of the U.S. dollar against the euro in the amount of -€272.2 million and €62.2 million respectively.

Impairment losses recognized in 2008 total -€398.3 million and include -€343.0 million in respect of impairment of the goodwill of the Environmental Services Division Germany cash-generating unit and -€55.3 million in respect of impairment of the goodwill of the Transportation Division “Other European” cash-generating unit, corresponding to activities in the Netherlands, the United Kingdom and Belgium.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division, to “Assets classified as held for sale” in the amount of -€58.8 million.

NOTE 5

Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Concession intangible assets, gross	4,983.9	373.9	(32.6)	-	-	(146.1)	(40.7)	(9.3)	5,129.1
Amortization & impairment losses	(1,346.2)	-	30.8	(14.2)	(243.5)	29.4	3.9	35.5	(1,504.3)
Concession intangible assets, net	3,637.7	373.9	(1.8)	(14.2)	(243.5)	(116.7)	(36.8)	26.2	3,624.8

Additions concern the Water Division in the amount of €286.4 million, the Energy Services Division in the amount of €57.7 million and the Environmental Services Division in the amount of €21.6 million.

Changes in consolidation scope are mainly the result of a change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East for -€195.6 million and the entry of several entities into the consolidation scope under the Shenzhen contract in the Water Division in China for €41.9 million.

Foreign exchange translation gains and losses are primarily due to the depreciation of the Chinese renminbi yuan and the appreciation of the pound sterling against the euro in the amount of -€46.8 million and €16.8 million respectively.

Other movements primarily consist of the reclassification of non-current operating financial assets following the extension of a concession arrangement in the Water Division in the amount of €21.1 million and the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€15.4 million.

Concession intangible assets by division break down as follows:

	As of December 31, 2009			Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
(€ million)	Gross carrying amount	Amortization & impairment losses	Net carrying amount
Water	3,787.1	(942.3)	2,844.8	2,892.0	2,336.1
Environmental Services	429.7	(166.5)	263.2	259.1	242.7
Energy Services	858.5	(378.5)	480.0	453.6	388.8
Transportation	-	-	-	-	-
Other	53.8	(17.0)	36.8	33.0	21.6
Concession intangible assets	5,129.1	(1,504.3)	3,624.8	3,637.7	2,989.2

Back to Contents

Recap: Movements in the net carrying amount of concession intangible assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Concession intangible assets, gross	4,191.9	400.8	(14.9)	-	-	362.8	77.0	(33.7)	4,983.9
Amortization & impairment losses	(1,202.7)	-	14.2	0.5	(200.5)	(13.6)	(2.2)	58 .1	(1,346.2)
Concession intangible assets, net	2,989.2	400.8	(0.7)	0.5	(200.5)	349.2	74.8	24.4	3,637.7

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

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€11.7 million.

NOTE 6

Other intangible assets

Other intangible assets break down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Intangible assets with an indefinite useful life, net	70.0	99.5	82.8
Intangible assets with a definite useful life gross	3,271.5	3,203.9	3,168.6
Amortization and impairment losses	(1,903.7)	(1,768.2)	(1,545.0)
Intangible assets with a definite useful life net	1,367.8	1,435.7	1,623.6
Intangible assets, net	1,437.8	1,535.2	1,706.4

Movements in the net carrying amount of other intangible assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Intangible assets with an indefinite useful life, net	99.5	1.4	(0.0)	(1.1)	-	12.6	(1.7)	(40.7)	70.0
Fees paid to local authorities	576.5	13.8	(0.4)	(1.3)	(58.9)	(13.2)	(3.1)	(11.7)	501.7
Purchased contractual rights	398.9	0.1	(0.0)	(12.5)	(51.6)	(1.4)	3.6	(14.5)	322.6
Purchased software	143.9	45.4	(0.4)	(0.4)	(52.8)	(1.0)	3.1	4.4	142.2
Purchased customer portfolios	78.2	-	-	-	(10.8)	(3.4)	1.3	(0.0)	65.3
Other purchased intangible assets	203.1	18.8	(1.3)	(6.7)	(24.6)	5.7	1.5	(8.5)	188.0
Other internally-developed intangible assets	35.1	56.4	(0.1)	(0.1)	(10.7)	(0.9)	0.2	68.1	148.0
Intangible assets with a definite useful life net	1,435.7	134.5	(2.2)	(21.0)	(209.4)	(14.2)	6.6	37.8	1,367.8
Other intangible assets	1,535.2	135.9	(2.2)	(22.1)	(209.4)	(1.6)	4.9	(2.9)	1,437.8

Back to Contents

Intangible assets with an indefinite useful life are primarily trademarks.

Fees paid to local authorities in respect of public service contracts totaled €501.7 million as of December 31, 2009, including €494.8 million for the Water Division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€58.9 million in 2009, including -€55.8 million for the Water Division.

Other movements primarily consist of the reclassification of the assets of the Renewable Energies activity and of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€29.2 million.

Recap: Movements in the net carrying amount of other intangible assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Intangible assets with an indefinite useful life, net	82.8	34.9	0.1	(0.9)		(12.2)	1.6	(6.8)	99.5
Fees paid to local authorities	634.5	8.8	(0.1)		(60.8)	(1.5)	11.5	(15.9)	576.5
Purchased contractual rights	595.9	-	-	(62.6)	(71.4)	(8.4)	(9.0)	(45.6)	398.9
Purchased software	131.4	55.1	(0.5)		(51.4)	(4.3)	(1.7)	15.3	143.9
Purchased customer portfolios	50.4	0.8	-		(13.7)	35.3	4.8	0.6	78.2
Other purchased intangible assets	181.7	31.2	(0.8)	(0.7)	(23.3)	31.0	(6.3)	(9.7)	203.1
Other internally-developed intangible assets	29.7	9.5	(0.2)		(6.1)	0.1	(0.2)	2.3	35.1
Intangible assets with a definite useful life net	1,623.6	105.4	(1.6)	(63.3)	(226.7)	52.2	(0.9)	(53.0)	1,435.7
Other intangible assets	1,706.4	140.3	(1.5)	(64.2)	(226.7)	40.0	0.7	(59.8)	1,535.2

Fees paid to local authorities in respect of public service contracts totaled €576.5 million as of December 31, 2008, including €569.7 million for the Water Division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled €60.8 million in 2008, including €59.4 million for the Water Division.

Changes in consolidation scope impacting “Purchased customer portfolios” primarily concern external growth in the Water Division (€16.7 million) and the Environmental Services Division (€19.8 million).

Changes in consolidation scope impacting “Other purchased intangible assets” primarily concern acquisitions in the Water Division.

Impairment losses recognized in the year total -€64.2 million and include -€62.6 million in respect of impairment of the intangible assets of the Environmental Services Division Germany cash-generating unit.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€12.4 million.

Back to Contents

NOTE 7

Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Property, plant and equipment, gross	19,491.5	1,598.7	(823.8)	-	-	(173.1)	315.6	(418.7)	19,990.2
Depreciation and impairment losses	(10,064.4)	-	602.5	(14.2)	(1,362.6)	126.6	(157.5)	261.8	(10,607.8)
Property, plant and equipment, net	9,427.1	1,598.7	(221.3)	(14.2)	(1,362.6)	(46.5)	158.1	(156.9)	9,382.4

Additions concern the Water Division in the amount of €330.4 million, the Environmental Services Division in the amount of €486.4 million, the Energy Services Division in the amount of €326.5 million and the Transportation Division in the amount of €423 million.

Disposals net of impairment losses and depreciation of -€221.3 million, mainly concern the Water Division in the amount of -€30.2 million, the Environmental Services Division in the amount of -€30.9 million and the Transportation Division in the amount of -€144.1 million.

Changes in consolidation scope mainly concern the Energy Services Division following the acquisition of Digismart in Estonia (+€47.3 million) and the Transportation Division following the divestiture of the Freight activity (-€124.7 million).

Foreign exchange translation gains and losses are primarily due to the appreciation of the pound sterling against the euro in the amount of €111.4 million, the appreciation of the Australian dollar against the euro in the amount of €53.3 million and the depreciation of the U.S. dollar against the euro in the amount of -€46.5 million.

Other movements consist of the reclassification of assets, and primarily the assets of Dalkia Usti activities (Czech Republic), to “Assets classified as held for sale” in the amount of -€175.6 million.

Property, plant and equipment by division break down as follows:

	As of December 31, 2009			Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
(€ million)	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Water	4,312.8	(2,182.4)	2,130.4	2,024.4	2,250.9
Environmental Services	8,693.7	(5,039.8)	3,653.9	3,838.7	3,638.1
Energy Services	3,178.0	(1,269.0)	1,909.0	1,816.6	1,617.3
Transportation	3,549.9	(1,987.9)	1,562.0	1,631.8	1,603.0
Other	255.8	(128.7)	127.1	115.6	93.9
Property, plant and equipment	19,990.2	(10,607.8)	9,382.4	9,427.1	9,203.2

The breakdown of property, plant and equipment by class of assets is as follows:

	As of December 31, 2009			Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
(€ million)	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Land	1,513.5	(629.4)	884.1	901.0	859.8
Buildings	3,012.6	(1,392.2)	1,620.4	1,543.9	1,660.3
Technical installations, plant and equipment	7,920.9	(4,192.6)	3,728.3	3,638.9	3,499.8
Traveling systems and other vehicles	4,889.1	(2,950.1)	1,939.0	2,041.3	1,954.0
Other property, plant and equipment	2,077.2	(1,441.0)	636.2	643.5	615.9
Returnable assets				-	6.4
Owned property, plant and equipment in progress	576.9	(2.5)	574.4	657.8	604.0
Property, plant and equipment in progress	0.0	(0.0)	0.0	0.7	3.0
Property, plant and equipment	19,990.2	(10,607.8)	9,382.4	9,427.1	9,203.2

Back to Contents

Recap: Movements in the net carrying amount of property, plant and equipment during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Property, plant and equipment, gross	18,885.9	1,954.6	(726.2)	-	-	353.4	(945.6)	(30.6)	19,491.5
Depreciation	(9,682.7)	-	580.7	(0.3)	(1,272.2)	(84.3)	402.0	(7.6)	(10,064.4)
Property, plant and equipment, net	9,203.2	1,954.6	(145.5)	(0.3)	(1,272.2)	269.1	(543.6)	(38.2)	9,427.1

Additions concern the Water Division in the amount of €372.6 million, the Environmental Services Division in the amount of €913.7 million, the Energy Services Division in the amount of €301.9 million and the Transportation Division in the amount of €324.7 million.

Disposals net of impairment losses and depreciation of -€145.5 million, mainly concern the Water Division in the amount of -€37.6 million, the Environmental Services Division in the amount of -€27.0 million and the Transportation Division in the amount of -€66.3 million.

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

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€31.5 million.

Back to Contents

NOTE 8

Investments in associates

8.1

The principal investments in associates with a value of greater than €10 million as of December 31, 2009 are as follows:

	As of December 31,
	% control			Share in equity			Share of net income
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	91.1	92.3	95.7	0.1	1.3	1.0
Regaz (Gaz de Bordeaux)	24.00%			23.8	-	-	4.0	-	-
Cie Méridionale de Navigation (2)		45.00%	45.00%	-	42.8	34.9	(10.2)	7.9	6.9
Doshion VWS	30.00%	30.00%		16.8	15.8	-	0.4	-	-
TIRU	24.00%	24.00%	24.00%	13.0	11.4	13.1	1.1	0.1	0.1
Cie Méridionale de Participations (2)		45.00%	45.00%	-	12.5	12.5	(0.0)	-	0.1
Berlinwasser China Holding (BWI)	49.00%	49.00%		12.0	6.2	-	0.2	-0.3	-
Stadtereinigung Holtmeyer GmbH	40.00%	40.00%		11.9	12.3	-	(0.4)	1.0	-
Stadtreinigung Dresden GmbH (3)		49.00%	49.00%	-	10.1	9.6	-	1.3	-
Other amounts < €10 million in 2008 and 2009				99.9	108.2	126.3	3.9	7.2	8.8
Investments in associates				268.5	311.6	292.1	(0.9)(1)	18.5 (1)	16.9 (1)

(1)

These amounts include the share of net income of associates realized by Freight and Renewable Energy activities in the process of being sold. Pursuant to IFRS 5, this net income was transferred from “Share of net income of associates” to “Net income from discontinued operations” in the amount of -€2.4 million in 2009, -€1.0 million in 2008 and -€0.2 million in 2007.

(2)

Companies sold in 2009

(3)

Change in consolidation method (from equity accounting to proportionate consolidation)

Movements in investments in associates in 2009 are as follows:

(€ million)	% control as of December 31, 2009	2008	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2009
Fovarosi Csatomazasi Muvek	25.00%	92.2	0.1	-	(1.2)	-	-	91.1
Cie Méridionale de Navigation		42.8	(10.2)	-	-	(32.6)	-	-
Doshion VWS	30.00%	15.8	0.4	-	0.3	0.3	-	16.8
Cie Méridionale de Participations		12.5	(0.0)	-	-	(12.5)	-	-
Stadtereinigung Holtmeyer GmbH	40.00%	12.3	(0.4)	-	-	(0.0)	-	11.9
Berlinwasser China Holding(BWI)	49.00%	6.2	0.2	(0.6)	(1.1)	7.3	-	12.0
TIRU	24.00%	11.4	1.1	-	0.5	-	-	13.0
Regaz (Gaz de Bordeaux)	24.00%	-	4.0	-	-	19.8	-	23.8
Stadtreinigung Dresden GmbH		10.1	-	-	-	(10.1)	-	-
Other amounts < €10 million in 2008 and 2009		108.2	3.9	(5.4)	(0.3)	(4.9)	(1.6)	99.9
Investments in associates		311.6	(0.9)	(6.0)	(1.8)	(32.7)	(1.6)	268.5

No material amounts were transferred to Assets classified as held for sale in 2007, 2008 or 2009

Back to Contents

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Non-current assets	767.6	696.1	870.8
Current assets	438.2	328.1	310.4
Total assets	1,205.8	1,024.2	1,181.2
Equity attributable to owners of the Company	581.5	559.4	618.7
Equity attributable to non-controlling interests	14.5	(1.1)	0.8
Non-current liabilities	223.3	244.2	325.2
Current liabilities	386.5	221.7	236.5
Total equity and liabilities	1,205.8	1,024.2	1,181.2
Consolidated Income Statement
Revenue	431.4	456.5	377.6
Operating income	25.8	52.6	31.6
Net income for the year	7.1	34.7	14.9

Recap: Movements in investments in associates during 2008 are as follows:

(€ million)	% control as of December 31, 2008	2007	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2008
Fovarosi Csatomazasi Muvek	25.00%	95.7	1.3	-	(4.7)	-	-	92.3
Cie Méridionale de Navigation	45.00%	34.9	7.9	-	-	-	-	42.8
Doshion VWS	30.00%				(0.1)	15.9	-	15.8
Cie Méridionale de Participations	45.00%	12.5	-	-	-	-	-	12.5
Stadtereinigung Holtmeyer GmbH	40.00%	-	1.0	-	-	11.3	-	12.3
TIRU	24.00%	13.1	0.1	-	(0.8)	-	(1.0)	11.4
Stadtreinigung Dresden GmbH	49.00%	9.6	1.3	(1.0)	-	2.5	(2.3)	10.1
Other amounts < €10 million in 2007 and 2008		126.3	6.9	(6.4)	1.6	(9.5)	(4.5)	114.4
Investments in associates		292.1	18.5 (1)	(7.4)	(4.0)	20.2	(7.8)	311.6

Back to Contents

NOTE 9

Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are recognized at fair value. Unrealized gains and losses are taken directly to other comprehensive income, except for unrealized losses considered long-term which are expensed in the Consolidated Income Statement.

Movements in non-consolidated investments during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2009
Non-consolidated investments	202.8	14.0	(8.4)	(46.3)	9.4	(2.5)	5.6	174.6
(1) Impairment losses are recorded in financial income and expenses.

As of December 31, 2009, no investment line other than Méditerranea delle Acque exceeds €20 million. The value of this line is €36 million as of December 31, 2009, including fair value adjustments of €9.7 million and the percentage interest is 17.1%.

Changes in consolidation scope primarily concern the first-time consolidation of Regaz (Gaz de Bordeaux).

Recap: non-consolidated investments break down as follows as of December 31, 2008:

(€ million)	% holding as of December 31, 2008	Gross carrying amount as of December 31, 2008	Impairment losses (2)	Fair value adjustments	Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
Méditerranea delle Acque (1)	17.1%	26.3	-	2.0	28.3	55.8
Avacon	-	-	-	-	-	26.6
Domino Sanepar	-	-	-	-	-	20.6
Gaz de Bordeaux (1)	24.0%	17.5	-	11.7	29.2	20.4
Net carrying amount per unit < €20 million in 2008 and 2007		163.2	(19.7)	1.8	145.3	132.7
Non-consolidated investments		207.0	(19.7)	15.5	202.8	256.1
(1) Investment not consolidated as not satisfying the “significant influence” criteria. (2) Impairment losses recognized in the period are recorded in financial income and expenses.

Recap: Movements in non-consolidated investments during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2008
Non-consolidated investments	256.1	45.4	(49.5)	(30.2)	(18.6)	1.2	(1.6)	202.8
(1) Impairment losses recognized in the period are recorded in financial income and expenses.

Back to Contents

NOTE 10

Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Note 1.21).

Movements in the net carrying amount of non-current and current operating financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	New financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2009
Gross	5,311.5	467.7	(7.4)	-	(94.9)	34.6	(365.4)	(21.1)	5,325.0
Impairment losses	(12.6)	-	-	(37.4)	-	0.2	-	-	(49.8)
Non-current operating financial assets	5,298.9	467.7	(7.4)	(37.4)	(94.9)	34.8	(365.4)	(21.1)	5,275.2
Gross	452.3	7.8	(447.8)	-	(6.0)	3.5	365.4	4.8	380.0
Impairment losses	-	-	-	(3.4)	-	-	-	-	(3.4)
Current operating financial assets	452.3	7.8	(447.8)	(3.4)	(6.0)	3.5	365.4	4.8	376.6
Non-current and current operating financial assets	5,751.2	475.5	(455.2)	(40.8)	(100.9)	38.3	-	(16.3)	5,651.8
(1) Impairment losses are recorded in operating income

The principal new operating financial assets in 2009 mainly concern:

•

the Water Division and in particular projects in Berlin (€119.6 million);

•

the Energy Services Division and in particular cogeneration plants (€73.9 million).

The principal repayments of operating financial assets in 2009 concern:

•

 the Water Division and in particular projects in Berlin (-€140.1 million);

•

the Energy Services Division and in particular cogeneration plants (-€132.7 million).

Foreign exchange translation gains on non-current operating financial assets mainly concern the Environmental Services Division (€18.6 million) and the Water Division (€8.7 million), following the appreciation of the pound sterling and the Korean won against the euro.

Changes in consolidation scope mainly concern the sale of waste-to-energy activities in the United States by the Environmental Services Division in the amount of -€41.3 million and changes in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East in the amount of -€59.1 million.

Impairment losses mainly concern the Environmental Services Division following the impairment of a contract in Italy in the amount of €38.6 million (including €35.2 million in non-current).

Back to Contents

The breakdown of operating financial assets by division is as follows:

	As of December 31,
	Non-current			Current			Total
(€ million)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Water	3,870.3	3,851.0	3,719.4	188.8	232.2	165.1	4,059.1	4,083.2	3,884.5
Environmental Services	711.8	768.4	858.1	42.8	68.6	44.3	754.6	837.0	902.4
Energy Services	528.4	562.0	585.4	126.0	117.4	126.9	654.4	679.4	712.3
Transportation	86.7	71.6	104.3	18.7	33.9	18.7	105.4	105.5	123.0
Other	78.0	45.9	5.2	0.3	0.2	0.2	78.3	46.1	5.4
Operating financial assets	5,275.2	5,298.9	5,272.4	376.6	452.3	355.2	5,651.8	5,751.2	5,627.6

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than five years	Total
Water	165.1	359.0	367.9	2,723.6	3,615.6
Environmental Services	40.9	107.4	116.4	461.1	725.8
Energy Services	5.2	26.6	7.5	30.0	69.3
Transportation	18.7	37.0	12.2	24.6	92.5
Other	0.3	-	-	4.7	5.0
Total	230.2	530.0	504.0	3,244.0	4,508.2

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than five years	Total
Water	23.7	54.0	65.1	300.7	443.5
Environmental Services	1.9	8.5	9.1	9.3	28.8
Energy Services	120.9	182.2	74.3	207.7	585.1
Transportation	-	3.6	5.9	3.4	12.9
Other	-	-	-	73.3	73.3
Total	146.5	248.3	154.4	594.4	1,143.6

Back to Contents

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2008 are as follows:

(€ million)	As of December 31, 2007	New financial assets	Repayments/ disposals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	5,278.4	551.0	(3.2)	-	87.8	(129.6)	(453.2)	(19.7)	5,311.5
Impairment losses	(6.0)	-	-	(6.4)	-	(0.2)	-	-	(12.6)
Non-current operating financial assets	5,272.4	551.0	(3.2)	(6.4)	87.8	(129.8)	(453.2)	(19.7)	5,298.9
Gross	355.2	1.7	(355.0)	-	5.4	(8.7)	453.2	0.5	452.3
Impairment losses	-	-	-	-	-	-	-	-	-
Current operating financial assets	355.2	1.7	(355.0)	-	5.4	(8.7)	453.2	0.5	452.3
Non-current and current operating financial assets	5,627.6	552.7	(358.2)	(6.4)	93.2	(138.5)	-	(19.2)	5,751.2

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

NOTE 11

Other non-current and current financial assets

	As of December 31,
(€ million)	Non-current			Current			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gross	774.8	803.0	572.6	195.8	283.3	174.1	970.6	1,086.3	746.7
Impairment losses	(73.5)	(63.4)	(57.6)	(31.9)	(27.9)	(21.3)	(105.4)	(91.2)	(78.9)
Financial assets in loans and receivables	701.3	739.6	515.0	163.9	255.4	152.8	865.2	995.0	667.9
Other financial assets	52.6	77.7	231.0	53.8	66.0	177.2	106.4	143.7	408.2
Total other financial assets, net	753.9	817.3	746.0	217.7	321.4	330.0	971.6	1,138.7	1,076.1

Back to Contents

11.1

Movements in other non-current financial assets

Movements in the value of other non-current financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Gross	803.0	50.7	(68.6)	31.2	-	3.2	(14.7)	(30.0)	774.8
Impairment losses	(63.4)	-	-	(0.1)	(9.9)	2.0	0.1	(2.2)	(73.5)
Non-current financial assets in loans and receivables	739.6	50.7	(68.6)	31.1	(9.9)	5.2	(14.6)	(32.2)	701.3
Other non-current financial assets	77.7	10.9	(4.5)	(8.2)	(0.5)	2.0	(3.2)	(21.6)	52.6
Total Other non-current financial assets, net	817.3	61.6	(73.1)	22.9	(10.4)	7.2	(17.8)	(53.8)	753.9
(1) Impairment losses are recorded in financial income and expenses.

Non-current financial assets in loans and receivables

Repayments mainly correspond to the change in the non-Group portion of the loan to Dalkia International for €43 million.

Changes in consolidation scope are mainly the result of a change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East for €48.4 million.

Other movements concern the reclassification of balances in “Assets classified as held for sale” in the amount of -€15.4 million, mainly in the Transportation Division.

As of December 31, 2009, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €450.4 million (mainly Dalkia International and its subsidiaries).

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.15.2.

Other movements mainly concern the transfer of financial assets hedging pension obligations to the new operator, following the loss of a contract in Melbourne by the Transportation Division.

Recap: movements in the value of other non-current financial assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	572.6	262.0	(30.6)	18.2	-	(20.0)	(6.6)	7.4	803.0
Impairment losses	(57.6)	-	-	0.3	(3.4)	(3.0)	-	0.3	(63.4)
Non-current financial assets in loans and receivables	515.0	262.0	(30.6)	18.5	(3.4)	(23.0)	(6.6)	7.7	739.6
Other non-current financial assets	231.0	35.5	(10.3)	(33.0)	(1.9)	(7.6)	-	(136.0)	77.7
Total Other non-current financial assets, net	746.0	297.5	(40.9)	(14.5)	(5.3)	(30.6)	(6.6)	(128.3)	817.3
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

Other movements mainly concern the use of the investment placed in an escrow account in 2007, in the amount of €94.7 million, on the acquisition of Tianjin Shibei shares in China (Water Division).

11.2

Movements in current financial assets

Movements in other current financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Gross	283.3	(141.3)	15.0	-	-	0.1	14.6	24.1	195.8
Impairment losses	(27.9)	-	0.1	-	(6.1)	0.1	(0.2)	2.1	(31.9)
Current financial assets in loans and receivables	255.4	(141.3)	15.1	-	(6.1)	0.2	14.4	26.2	163.9
Other current financial assets	66.0	3.7	(0.7)	(0.2)	(0.4)	(0.5)	3.2	(17.3)	53.8
Total other current financial assets, net	321.4	(137.6)	14.4	(0.2)	(6.5)	(0.3)	17.6	8.9	217.7
(1) Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are treated as available-for-sale assets for accounting purposes.

Other net current financial assets as of December 31, 2009 of €217.7 million primarily comprise the pre-financing of assets in the Transportation Divisions for €62.3 million.

Recap: movements in other current financial assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	174.1	90.7	(8.4)	-	-	1.3	6.6	19.0	283.3
Impairment losses	(21.3)	-	(0.3)	-	(4.4)	-	-	(1.9)	(27.9)
Current financial assets in loans and receivables	152.8	90.7	(8.7)	-	(4.4)	1.3	6.6	17.1	255.4
Other current financial assets	177.2	6.9	(12.4)	(0.3)	(3.4)	(5.6)	-	(96.4)	66.0
Total other current financial assets, net	330.0	97.6	(21.1)	(0.3)	(7.8)	(4.3)	6.6	(79.3)	321.4
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

Back to Contents

NOTE 12

Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Deferred tax assets, gross	2,150.2	165.3	9.2	(30.8)	3.2	26.3	2,323.4
Deferred tax assets not recognized	(570.7)	(71.7)	2.5	25.7	(6.5)	(81.4)	(702.1)
Deferred tax assets, net	1,579.5	93.6	11.7	(5.1)	(3.3)	(55.1)	1,621.3
Deferred tax liabilities	1,936.0	30.4	(0.1)	(15.3)	20.2	(20.0)	1,951.2

As of December 31, 2009, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring of Water businesses in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed U.S.$4 billion, are currently being reviewed by the U.S. tax authorities, at the request of the company, which considers the validity of these tax losses to be established, based on external appraisals. A deferred tax asset of U.S.$407 million (€283 million) is recognized in the Consolidated Statement of Financial Position in respect of these tax losses as of December 31, 2009, compared to U.S.$434 million (€312 million) as of December 31, 2008.

This decrease is mainly due to the sale of waste-to-energy activities in the USA which decreased the future taxation of the Group (€64 million), partially offset by the recognition of additional deferred tax assets of €43 million in respect of other activities, enabled by the tax schedule.

Conversely, the French tax group offset tax losses brought forward and previously capitalized in the amount of €46 million.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidation scope mainly concern the sale of VPNM in the Environmental Services Division in the amount of -€2.8 million in gross deferred tax assets and the sale of Freight activities in the Transportation Division in the amount of -€8.5 million in liabilities.

Foreign exchange translation gains and losses are mainly due to fluctuations in the U.S. dollar and the pound sterling against the euro.

Other movements are due to the impact on the U.S. tax group of the sale of waste-to-energy activities in the United States in the amount of -€64.8 million and the reclassification of certain subsidiaries in “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale”. The deferred tax assets and liabilities of these subsidiaries were reclassified in the amount of -€12.5 million and - €31.8 million respectively.

Back to Contents

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Deferred tax assets
Tax losses	976.2	895.3	851.0
Provisions and impairment losses	401.6	368.4	374.1
Employee benefits	219.3	187.0	134.6
Financial instruments	159.0	142.5	106.0
Operating financial assets	112.5	106.1	107.5
Fair value remeasurement of assets purchased	65.8	79.3	88.5
Foreign exchange translation	8.5	17.9	8.0
Finance leases	34.5	34.2	31.4
Intangible assets and Property, plant and equipment	28.7	21.8	20.5
Other	317.3	297.7	315.9
Deferred tax assets, gross	2,323.4	2,150.2	2,037.5
Deferred tax assets not recognized	(702.1)	(570.7)	(569.4)
Recognized deferred tax assets	1,621.3	1,579.5	1,468.1

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Deferred tax liabilities
Intangible assets and Property, plant and equipment	799.2	676.6	662.0
Fair value remeasurement of assets purchased	245.2	276.4	310.1
Operating financial assets	192.5	191.5	187.1
Financial instruments	91.2	89.2	48.4
Finance leases	88.9	76.1	18.9
Provisions	47.1	56.8	52.9
Foreign exchange translation	11.7	38.9	23.0
Employee benefits	36.9	19.0	4.3
Other	438.5	511.5	488.0
Deferred tax liabilities	1,951.2	1,936.0	1,794.7

Back to Contents

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Deferred tax assets, net
Deferred tax assets on net income	1,471.5	1,433.8	1,400.5
Deferred tax assets on reserves	149.9	145.7	67.6
Deferred tax assets, net	1,621.3	1,579.5	1,468.1
Deferred tax liabilities
Deferred tax liabilities on net income	1,900.5	1,876.8	1,755.1
Deferred tax liabilities on reserves	50.7	59.2	39.6
Deferred tax liabilities	1,951.2	1,936.0	1,794.7

The expiry schedule for tax losses not recognized as of December 31, 2009 is as follows:

	Expiry			Total
(€ million)	≤ 5 years	> 5 years	Unlimited
Tax losses not recognized	14.6	96.3	446.6	557.5

Recap: Movements in deferred tax assets and liabilities during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Deferred tax assets, gross	2,037.5	18.7	71.7	26.6	13.2	(17.5)	2,150.2
Deferred tax assets not recognized	(569.4)	(2.2)	(11.3)	1.6	11.0	(0.4)	(570.7)
Deferred tax assets, net	1,468.1	16.5	60.4	28.2	24.2	(17.9)	1,579.5
Deferred tax liabilities	1,794.7	101.6	12.2	127.3	(85.4)	(14.4)	1,936.0

NOTE 13

Working capital

Movements in net working capital during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,022.0	16.2	6.1	(3.6)	4.4	(53.5)	5.7	997.3
Operating receivables, net	13,093.2	(407.7)	(82.3)	(219.8)	95.5	(107.6)	(123.8)	12,247.5
Operating payables, net	13,591.8	(99.7)	-	(227.9)	105.3	(174.7)	(119.1)	13,075.7
Net working capital	523.4	(291.8)	(76.2)	4.5	(5.4)	13.6	1.0	169.1

The amount transferred to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” primarily concerns waste-to-energy activities in the United States in the Environmental Services Division and Renewable Energy activities.

Back to Contents

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables, tax receivables and payables other than current tax), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). Movements in each of these working capital categories in 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,022.0	16.2	6.1	(3.6)	4.4	(53.5)	5.7	997.3
Operating receivables (including tax receivables other than current tax)	12,844.4	(434.7)	(82.5)	(217.1)	89.0	(92.7)	(59.6)	12,046.8
Operating payables (including tax payables other than current tax)	(12,791.9)	62.7	-	207.2	(94.3)	73.5	42.3	(12,500.5)
Operating working capital	1,074.5	(355.8)	(76.4)	(13.5)	(0.9)	(72.7)	(11.6)	543.6
Tax receivables (current tax)	227.0	31.4	-	(2.7)	6.5	(13.3)	(59.2)	189.7
Tax payables (current tax)	(324.7)	(19.0)	-	(1.7)	(12.3)	72.1	64.8	(220.8)
Tax working capital	(97.7)	12.4	-	(4.4)	(5.8)	58.8	5.6	(31.1)
Receivables on non-current asset disposals	21.8	(4.4)	0.2	0.0	-	(1.6)	(5.0)	11
Capital expenditure payables	(475.2)	56.0	-	22.4	1.3	29.1	12.0	(354.4)
Investment working capital	(453.4)	51.6	0.2	22.4	1.3	27.5	7.0	(343.4)
Net working capital	523.4	(291.8)	(76.2)	4.5	(5.4)	13.6	1.0	169.1

Movements in inventories during 2009 are as follows:

Stocks (€ million)	As of December 31, 2008	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Raw materials and supplies	635.3	16.0	-	-	(6.6)	5.1	(12.5)	(6.4)	630.9
Work-in-progress	329.3	1.4	-	-	(0.4)	(1.8)	(42.7)	1.3	287.1
Other inventories (1)	139.4	(1.2)	-	-	3.0	2.3	0.1	10.6	154.2
Inventories and work-in-progress, gross	1,104.0	16.2	-	-	(4.0)	5.6	(55.1)	5.5	1 ,072.2
Impairment losses on inventories and work-in-progress	(82.0)	-	(36.5)	42.6	0.4	(1.2)	1.6	0.2	(74.9)
Inventories and work-in-progress, net	1,022.0	16.2	(36.5)	42.6	(3.6)	4.4	(53.5)	5.7	997.3
(1) Including CO2 inventory

Inventories mainly concern the Water Division in the amount of €335.5 million and the Energy Services Division in the amount of €389.2 million.

Back to Contents

Movements in operating receivables during 2009 are as follows:

Operating receivables (€ million)	As of December 31, 2008	Changes in business	Impairment losses (1)	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Trade receivables	10,253.0	(378.2)	-	-	(199.6)	55.8	(56.9)	(32.5)	9,641.6
Impairment losses on trade receivables	(550.9)	-	(180.5)	112.2	11.3	(0.3)	9.5	38.4	(560.3)
Trade receivables, net (2)	9,702.1	(378.2)	(180.5)	112.2	(188.3)	55.5	(47.4)	5.9	9,081.3
Other operating receivables	1,314.1	(63.3)	-	-	(12.0)	24.6	(15.2)	(70.2)	1,178.0
Impairment losses on other operating receivables	(59.6)	-	(27.7)	13.7	0.0	(0.2)	-	(3.0)	(76.8)
Other operating receivables, net (2)	1,254.5	(63.3)	(27.7)	13.7	(12.0)	24.4	(15.2)	(73.2)	1,101.2
Other receivables (3)	663.4	89.0	-	-	(1.7)	8.1	(28.4)	0.9	731.3
Tax receivables	1,473.2	(55.2)	-	-	(17.8)	7.5	(16.6)	(57.4)	1,333.7
Operating receivables, net	13,093.2	(407.7)	(208.2)	125.9	(219.8)	95.5	(107.6)	(123.8)	12,247.5

(1)

Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.

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

Changes in consolidation scope primarily concerned the following acquisitions and disposals:

•

Water: change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East following a change in governance for -€111.6 million and change in consolidation method (from proportionate to full consolidation) of Italian concessions for €47.6 million.

•

Environmental Services: sale of the VPNM sub-group for -€84.4 million.

•

Transportation: sale of Freight activities for -€59 million.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar, Brazilian real and pound sterling against the euro.

Securitization of receivables in France

Securitized debts total €499.7 million as of December 31, 2009 compared to €496.6 million at the end of December 2008.

These receivables are retained in assets and the financing secured is recorded in “Current borrowings” (see Note 17, Current borrowings).

Assignment of receivables

Receivables definitively assigned to third parties in the Energy Services Division in Italy totaled €178 million as of December 31, 2009, compared to €69.4 million as of December 31, 2008 and €25.5 million as of December 31, 2007.

Back to Contents

Movements in operating payables during 2009 are as follows:

Operating payables (€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Trade payables (1)	5,634.5	(273.7)	(50.4)	35.3	(30.4)	(4.3)	5,311.0
Other current operating payables (1)	5,112.2	1.9	(129.7)	47.3	(63.6)	(34.7)	4,933.4
Other liabilities (2)	1,255.6	90.8	(1.2)	6.8	(6.0)	(21.6)	1,324.4
Tax and employee-related liabilities	1,589.5	81.3	(46.6)	15.9	(74.7)	(58.5)	1,506.9
Operating payables	13,591.8	(99.7)	(227.9)	105.3	(174.7)	(119.1)	13,075.7
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Trade payables are treated as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions and disposals:

•

Water: change in consolidation method (from full consolidation to proportionate consolidation) of the Water Division in North Africa and the Middle East following a change in governance for -€123.4 million;

•

Environmental Services: sale of the VPNM sub-group for -€99.1 million.

•

Transportation: sale of Freight activities for - €54.3 million.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar, Brazilian real and pound sterling against the euro.

Recap: Movements in net working capital during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Inventories and work-in-progress, net	839.4	172.1	(43.2)	75.4	(20.6)	(1.1)	1,022.0
Operating receivables, net	12,459.4	857.4	(24.6)	(33.7)	(183.2)	17.9	13,093.2
Operating payables, net	12,944.8	983.2	-	(36.6)	(231.3)	(68.3)	13,591.8
Net working capital	354.0	46.3	(67.8)	78.3	27.5	85.1	523.4

NOTE 14

Cash and cash equivalents and bank overdrafts and other cash position items

Movements in cash and cash equivalents and bank overdrafts and other cash position items during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2009
Cash	1,317.9	44.1	(57.3)	-	24.3	(18.6)	1,310.4
Cash equivalents	2,531.7	1,797.1	(20.7)	1.3	(0.4)	(5.0)	4,304.0
Cash & cash equivalents	3,849.6	1,841.2	(78.0)	1.3	23.9	(23.6)	5,614.4
Bank overdrafts and other cash position items	465.7	(3.4)	(6.4)		(1.4)	0.4	454.9
Net cash	3,383.9	1,844.6	(71.6)	1.3	25.3	(24.0)	5,159.5
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of -€23.7 million were transferred to “Assets classified as held for sale” in 2009.

Back to Contents

Changes in consolidation scope primarily concerned the following disposals:

•

Transportation: sale of Freight activities for - €32.2 million.

•

Environmental Services: sale of the VPNM sub-group for -€38.6 million.

•

Water: change in the consolidation method (from full to proportionate consolidation) in North Africa and the Middle East for -€10.2 million.

As of December 31, 2009, the Water Division held cash of €477.5 million, the Environmental Services Division held cash of €182.9 million, the Energy Services Division held cash of €280.4 million, the Transportation Division held cash of €158.6 million, Veolia Environnement SA held cash of €41.4 million and certain subsidiaries (primarily insurance) held cash of €169.6 million.

Investment supports used by the Group include UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) and monetary notes.

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 29.3.2 – Management of liquidity risk, presents a breakdown of investments by nature.

As of December 31, 2009, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,049.8 million including monetary UCITS of €3,037.9 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €375.2 million, monetary notes of €385.0 million and term deposit accounts of €250.0 million. Cash equivalents are accounted for as assets designated at fair value through the Consolidated Income Statement.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Recap: movements in cash and cash equivalents during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2008
Cash	1,449.5	(119.0)	16.2	-	(24.7)	(4.1)	1,317.9
Cash equivalents	1,666.1	845.1	13.0	-	(2.9)	10.4	2,531.7
Cash & cash equivalents	3,115.6	726.1	29.2	-	(27.6)	6.3	3,849.6
Bank overdrafts and other cash position items	459.4	32.7	18.1		(6.0)	(38.5)	465.7
Net cash	2,656.2	693.4	11.1		(21.6)	44.8	3,383.9
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

As of December 31, 2008, cash equivalents were primarily held by Veolia Environnement SA in the amount of €2,280.2 million including non-dynamic monetary UCITS of €586.0 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €955.8 million and monetary notes of €729.2 million. Cash equivalents are accounted for as assets designated at fair value through the Consolidated Income Statement.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts. The contributors in 2008 are the Water Division (€210.7 million), the Environmental Services Division (€99.1 million), the Energy Services Division (€77.9 million), the Transportation Division (€43.4 million) and other (€34.6 million).

Back to Contents

NOTE 15

Equity

15.1

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

15.2

Total equity attributable to owners of the Company

15.2.1

Share capital

The share capital is fully paid up.

Share capital increases

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

In 2009, Veolia Environnement performed a share capital increase of €322 million on the payment of scrip dividends. As decided by the Annual General Meeting of Shareholders of May 7, 2009, the Group offered shareholders a choice of payment of the dividend in cash or shares. Shareholders elected for the payment of 58% of dividends in shares, leading to the creation of 20,111,683 shares, representing just over 4.25% of the share capital and 4.39% of voting rights.

In addition in 2009, Veolia performed a share capital increase (including additional-paid-in capital) reserved for employees (Group employee savings plan) of €19.4 million (excluding issuance costs). A discount was not granted on the subscription price.

Finally, Veolia Environnement performed a share capital increase of €0.7 million following the exercise of share options.

Number of shares outstanding and par value:

The number of shares outstanding is 471,762,756 shares as of December 31, 2007, 472,576,666 shares as of December 31, 2008 and 493,630,374 shares as of December 31, 2009 (including treasury shares). The par value of each share is €5.

Back to Contents

15.2.2

Offset of treasury shares against equity

In 2007, the net decrease in treasury shares was -133,654 shares, for a net carrying amount of €3.2 million. As of December 31, 2007, the Group held 15,120,654 of its own shares.

In 2008, the net decrease in treasury shares was -140,620 shares, for a net carrying amount of €3.2 million. As of December 31, 2008, the Group held 14,980,034 of its own shares.

In 2009, Veolia Environnement transferred 109,533 shares as consideration for an external growth transaction performed by a subsidiary for an amount of €1.9 million and 138,909 shares as part of the share capital increase reserved for employees; as of December 31, 2009, the Group held 14,731,592 of its own shares.

15.2.3

Share purchase and subscription options

In accordance with IFRS 2, an expense of €15.6 million in 2007, €5.5 million in 2008 million and €10.9 million in 2009 was recognized in respect of share option plans granted to employees.

15.2.4

Appropriation of net income and dividend distribution

A dividend of €553.8 million was distributed by Veolia Environnement SA. 2008 net income attributable to owners of the Company of €405.1 million was appropriated in full to the distribution of dividends.

15.2.5

Foreign exchange translation reserves

Accumulated foreign exchange translation reserves as of January 1, 2007 are positive in the amount of €144.6 million (portion attributable to owners of the Company), including €32.6 million related to the Korean won, €60.4 million related to the pound sterling, €68.8 million related to the Czech crown and -€45.9 million related to the U.S. dollar.

In 2007, translation losses of -€263.7 million (portion attributable to owners of the Company) concerned the U.S. dollar in the amount of -€80.3 million, the pound sterling in the amount of -€122.2 million and the Chinese renminbi yuan in the amount of -€41.9 million.

Accumulated foreign exchange translation reserves as of December 31, 2007 are negative in the amount of -€119.1 million (portion attributable to owners of the Company), including -€126.2 million related to the U.S. dollar, -€61.8 million related to the pound sterling, €80.7 million related to the Czech crown and -€46.0 million related to the Chinese renminbi yuan.

In 2008, translation losses of -€313.8 million (portion attributable to owners of the Company) primarily concerned the pound sterling in the amount of -€324.1 million, the U.S. dollar in the amount of €74.4 million and the Chinese renminbi yuan in the amount of €156.1 million.

Accumulated foreign exchange translation reserves as of December 31, 2008 are negative in the amount of -€432.9 million (portion attributable to owners of the Company), including -€51.8 million related to the U.S. dollar, -€385.9 million related to the pound sterling, €74 million related to the Czech crown and €110.1 million related to the Chinese renminbi yuan.

In 2009, translation gains of €88.5 million (portion attributable to equity owners of the Company) concerned the U.S. dollar in the amount of -€57.5 million, the pound sterling in the amount of +€65.8 million, the Chinese renminbi yuan in the amount of -€85.0 million and the Australian dollar in the amount of +€60.0 million.

The increase in foreign exchange translation reserves primarily reflects the appreciation of the pound sterling and Australian dollar against the euro in 2009, while the U.S. dollar and Chinese renminbi yuan depreciated against the euro. Movements in foreign exchange translation reserves are nonetheless significantly reduced by the Group policy of securing borrowings in the local currency.

Back to Contents

Movements in foreign exchange translation reserves (attributable to owners of the Company and to non-controlling interests)

(€ million)	Total	o/w attributable to owners of the Company
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(26.1)	(84.8)
Translation differences on net foreign investments	(36.8)	(34.3)
As of December 31, 2007	(62.9)	(119.1)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(333.0)	(379.8)
Translation differences on net foreign investments	(52.8)	(53.1)
As of December 31, 2008	(385.8)	(432.9)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	73.2	82.5
Translation differences on net foreign investments	6.2	6.0
Movements in 2009	79.4	88.5
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(259.8)	(297.2)
Translation differences on net foreign investments	(46.6)	(47.2)
As of December 31, 2009	(306.4)	(344.4)

Breakdown by currency of Foreign exchange translation reserves attributable to owners of the Company:

(€ million)	As of December 31, 2007	As of December 31, 2008	Movement	As of December 31, 2009
Pound sterling	(61.8)	(385.9)	65.8	(320.1)
Chinese renminbi yuan	(46.0)	110.1	(85.0)	25.1
Czech crown	80.7	74.0	7.6	81.6
U.S. dollar	(126.2)	(51.8)	(57.5)	(109.3)
Australian dollar	(0.7)	(45.5)	60.0	14.5
Korean won	8.8	(32.3)	4.9	(27.4)
Polish zloty	11.3	(24.7)	16.0	(8.7)
Hong Kong dollar	16.3	(24.5)	18.8	(5.7)
Norwegian crown	2.4	(17.9)	16.1	(1.8)
Romanian leu	4.9	(7.1)	(5.3)	(12.4)
Canadian dollar	7.7	(4.8)	9.4	4.6
Swedish krona	(5.6)	(3.9)	16.7	12.8
Hungarian florint	2.7	(3.4)	(1.4)	(4.8)
Mexican peso	2.0	(1.1)	(6.7)	(7.8)
Egyptian pound	(0.6)	(0.8)	0.2	(0.6)
Other currencies	(15.0)	(13.3)	28.9	15.6
Total	(119.1)	(432.9)	88.5	(344.4)

Back to Contents

15.2.6

Fair value reserves

Fair value reserves attributable to owners of the Company are €21.6 million as of December 31, 2007, -€79.2 million as of December 31, 2008 and -€43.5 million as of December 31, 2009.

(€ million)	Available-for sale securities	Commodity derivatives hedging cash flows	Foreign currency derivatives hedging cash flows	Interest rate derivatives hedging cash flows	Total	o/w Attributable to owners of the Company
As of December 31, 2007	34.4	1.0	0.8	(16.1)	20.1	21.6
Fair value adjustments	(18.5)	(32.9)	(0.6)	(60.1)	(112.1)	(101.6)
Other movements	0.1	4.1	-	0.9	5.1	0.8
As of December 31, 2008	16.0	(27.8)	0.2	(75.3)	(86.9)	(79.2)
Fair value adjustments	(4.0)	22.3	3.4	17.7	39.4	38.6
Other movements		(4.0)	0.5	0.3	(3.2)	(2.9)
As of December 31, 2009	12.0	(9.5)	4.1	(57.3)	(50.7)	(43.5)

Amounts are presented net of tax

No material amounts were released to the Consolidated Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

15.3

Non-controlling interests

A breakdown of the movement in non-controlling interests is presented in the Statement of Changes in Equity.

The increase in non-controlling interests in 2009 is due to the dividend distribution for -€202.0 million, offset by the net income for the year of €257.8 million and the various share capital increases for €149.8 million.

The decrease in non-controlling interests in 2008 is mainly due to the share capital reduction performed by the company carrying the Berlin contract in the Water Division for -€131.2 million and the distribution of dividends for -€200.8 million, partially offset by the net income for the year of €304.1 million.

NOTE 16

Non-current and current provisions

Pursuant to IAS 37 (see Note 1.14), provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Euro
2 to 5 years	2.49%	5.67%	5.27%
6 to 10 years	4.14%	5.97%	5.52%
More than ten years	5.59%	6.65%	6.04%
U.S. Dollar
2 to 5 years	2.24%	4.95%	4.35%
6 to 10 years	4.67%	5.75%	4.94%
More than ten years	5.92%	6.82%	5.84%
Pound Sterling
2 to 5 years	2.26%	6.13%	5.51%
6 to 10 years	4.43%	6.40%	5.66%
More than ten years	5.68%	6.46%	5.88%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Back to Contents

Movements in non-current provisions during 2009 are as follows:

(€ million)	As of December 31, 2008	Addition / charge	Repayment / Utilization during the year	Reversal	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Tax litigations	126.0	45.7	(27.9)	(3.2)	-	(0.1)	-	-	(28.9)	11.7	123.3
Employee litigations	9.3	2.7	(0.3)	(0.5)	-	0.1	(0.2)	-	(0.8)	0.4	10.7
Other litigations	76.2	31.0	(4.7)	(4.4)	-	2.0	-	(0.2)	(10.4)	8.4	97.9
Contractual commitments	248.6	186.1	(173.3)	(1.3)	-	1.4	-	-	-	6.2	267.7
Provisions for work-in-progress & losses to completion on LT contracts	226.6	33.9	(10.0)	(1.7)	-	10.6	0.8	0.9	(41.0)	(4.9)	215.2
Closure and post-closure costs	520.4	19.6	(5.9)	(10.5)	-	111.1	9.8	3.5	(37.1)	(3.0)	607.9
Restructuring provisions	1.2	0.2	(0.1)	(0.3)	-	-	-	-	(0.2)	-	0.8
Self-insurance provisions	126.7	59.4	(53.8)	(0.6)	-	2.9	-	(0.3)	(21.2)	(0.4)	112.7
Other	97.0	16.6	(22.1)	(3.9)	-	1.5	(1.2)	-	(12.7)	1.7	76.9
Non-current provisions excl. pensions and other employee benefits	1,432.0	395.2	(298.1)	(26.4)	-	129.5	9.2	3.9	(152.3)	20.1	1 513.1
Provisions for pensions and other employee benefits	728.2	89.1	(101.3)	(31.0)	68.5	38.3	(7.9)	14.1	-	(20.0)	778.0
Non-current provisions	2,160.2	484.3	(399.4)	(57.4)	68.5	167.8	1.3	18.0	(152.3)	0.1	2,291.1

Movements in current provisions during 2009 are as follows:

(€ million)	As of December 31, 2008	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Tax litigations	63.2	18.2	(20.9)	(35.5)	(0.7)	0.1	28.9	(9.1)	44.2
Employee litigations	28.7	11.9	(8.6)	(3.4)	(5.3)	0.1	0.8	0.3	24.5
Other litigations	113.0	46.6	(26.1)	(19.6)	(0.3)	(0.5)	10.5	(6.8)	116.8
Provisions for work-in-progress & losses to completion on LT contracts	158.8	85.2	(94.8)	(10.1)	1.3	2.7	41.0	(35.7)	148.4
Closure and post-closure costs	68.7	12.1	(37.8)	(1.7)	(2.8)	1.5	37.1	1.3	78.4
Restructuring provisions	26.6	5.3	(18.6)	(3.3)	(0.1)	0.2	0.2	(1.4)	8.9
Self-insurance provisions	106.0	84.1	(70.4)	(2.7)	0.6	(1.0)	21.2	(2.7)	135.1
Other	208.1	122.5	(102.4)	(33.2)	(5.6)	1.7	12.6	(10.8)	192.9
Current provisions	773.1	385.9	(379.6)	(109.5)	(12.9)	4.8	152.3	(64.9)	749.2

Back to Contents

Movements in current and non-current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation (taxation, employee or other) arising in the normal course of Veolia Environnement’s business operations.

The Water, Energy Services and Environmental Services Divisions account for the majority of the provisions (€220.7 million, €85.2 million and €57.0 million respectively).

Contractual commitments

As part of its obligations under public services contracts, Veolia Environnement generally assumes responsibility for the maintenance and repair of the installations it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions total €267.7 million and primarily relate to the Water and Energy Services Divisions in the amount of €174.1 million and €93.6 million respectively.

Work-in-progress and losses to completion on long-term contracts

As of December 31, 2009, these provisions mainly concerned the Water Division (primarily engineering and construction activities) in the amount of €113.7 million, the Transportation Division in the amount of €142 million and the Environmental Services Division in the amount of €100.7 million.

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

These provisions total €686.3 million and primarily concern the Environmental Services Division in the amount of €610.6 million in 2009, compared to €508.9 million in 2008 and €532.1 million in 2007 and the Energy Services Division in the amount of €58.8 million in 2009, compared to €63.8 million in 2008 and €55.6 million in 2007.

The increase in these provisions is mainly due to the unwinding of the discount in the Environmental Services Division in the amount of €110.3 million.

Provisions for site restoration cover obligations relating to closure and post-closure costs at waste disposal facilities operated by the Group and for which it is responsible. These provisions primarily concern the Environmental Services Division. Forecast site restoration costs are provided pro rata to waste tonnage deposited over the authorized duration of the sites and totaled €622.7 million at the end of 2009, including €567.2 million in respect of the Environmental Services Division compared to €527.4 million at the end of 2008 and €452.8 million at the end of 2007.

Other provisions concern environmental risks in the amount of €48.2 million, compared to €46.5 million in 2008 and €66.0 million in 2007 and plant dismantling in the Water, Energy Services and Environmental Services Divisions in the amount of €15.5 million in 2009, compared to €15.3 million in 2008 and €18.2 million in 2007.

Self-insurance provisions

As of December 31, 2009, self-insurance provisions totaled €247.8 million and were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €129.2 million, the Energy Services Division in the amount of €39.5 million and the Transportation Division in the amount of €39.6 million.

Other

Other provisions include various obligations recorded as part of the normal operation of the Group’s subsidiaries.

Back to Contents

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2009 total €778.0 million, and include provisions for pensions and other post-employment benefits of €627.8 million (governed by IAS 19 and detailed in Note 30, Employee benefit obligation) and provisions for other long-term benefits of €150.2 million.

Recap: Movements in non-current provisions and other debt during 2008 are as follows:

(€ million)	As of December 31, 2007	Addition / charge	Repayment /Utilization	Reversals	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Tax litigations	95.7	40.6	(19.1)	(0.7)	-	1.6	8.9	(0.9)	(0.6)	0.5	126.0
Employee litigations	10.3	2.7	(1.0)	(2.2)	-	0.1	-	-	(0.6)	-	9.3
Other litigations	78.7	16.5	(4.0)	(11.4)	-	2.3	0.8	0.2	(10.0)	3.1	76.2
Contractual commitments	268.1	177.0	(182.8)	(0.2)	-	-	0.4	-	-	(13.9)	248.6
Provisions for work-in-progress & losses to completion on LT contracts	276.4	23.0	(39.9)	(2.1)	-	12.1	24.1	(2.6)	(64.0)	(0.4)	226.6
Closure and post-closure costs	539.6	0.3	(12.1)	(1.1)	-	39.3	10.3	(20.1)	(34.1)	(1.7)	520.4
Restructuring provisions	1.3	0.2	(0.2)	(0.1)	-	-	-	-	-	-	1.2
Self-insurance provisions	133.8	27.3	(36.9)	(0.2)	-	3.6	(2.6)	1.9	(0.3)	0.1	126.7
Other	89.2	28.1	(9.3)	(9.7)	-	1.9	8.5	(4.7)	(6.3)	(0.7)	97.0
Non-current provisions excl. pensions and other employee benefits	1,493.1	315.7	(305.3)	(27.7)	-	60.9	50.4	(26.2)	(115.9)	(13.0)	1,432.0
Provisions for pensions and other employee benefits	645.8	78.5	(84.1)	(14.4)	135.5	21.0	(12.3)	(34.1)	-	(7.7)	728.2
Non-current provisions and other debt	2,138.9	394.2	(389.4)	(42.1)	135.5	81.9	38.1	(60.3)	(115.9)	(20.7)	2,160.2
* See Note 30, Employee benefit obligation.

Back to Contents

Recap: Movements in current provisions during 2008 are as follows:

(€ million)	As of December 31, 2007	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Tax litigations	88.0	25.4	(30.1)	(4.4)	(2.0)	(0.6)	0.6	(13.7)	63.2
Employee litigations	28.7	15.7	(11.5)	(3.6)	(1.2)	(0.1)	0.6	0.1	28.7
Other litigations	125.5	51.9	(29.7)	(39.6)	(0.4)	(0.6)	10.7	(4.8)	113.0
Provisions for work-in-progress & losses to completion on LT contracts	189.8	58.4	(116.3)	(7.9)	(4.2)	(5.2)	64.0	(19.8)	158.8
Closure and post-closure costs	65.9	4.9	(34.5)	(0.3)	(0.8)	(4.4)	34.1	3.8	68.7
Restructuring provisions	32.0	23.0	(21.2)	(7.2)	1.0	(1.0)	-	-	26.6
Self-insurance provisions	100.4	49.3	(40.3)	(2.8)	(1.8)	0.6	0.4	0.2	106.0
Other	195.4	102.2	(70.5)	(39.6)	(0.7)	(4.1)	5.6	19.8	208.1
Current provisions	825.7	330.8	(354.1)	(105.4)	(10.1)	(15.4)	116.0	(14.4)	773.1

NOTE 17

Non-current and current borrowings

	As of December 31,
(€ million)	Non-current			Current			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Bonds	13,264.5	11,097.6	9,009.6	36.9	67.7	1,253.8	13,301.4	11,165.3	10,263.4
- maturing in < 1 year		-	-	36.9	67.7	1,253.8	36.9	67.7	1,253.8
- maturing in 2-3 years	1,045.2	61.9	122.3		-	-	1,045.2	61.9	122.3
- maturing in 4-5 years	2,951.7	2,726.5	1,020.5		-	-	2,951.7	2,726.5	1,020.5
- maturing in > 5 years	9,267.6	8,309.2	7,866.8		-	-	9,267.6	8,309.2	7,866.8
Other borrowings	4,382.8	5,966.3	4,938.4	2 946.2	3,152.0	2,551.2	7,329.0	9,118.3	7,489.6
- maturing in < 1 year		-	-	2 946.2	3,152.0	2,551.2	2,946.2	3,152.0	2,551.2
- maturing in 2-3 years	1,511.1	1,434.3	1,636.4		-	-	1,511.1	1,434.3	1,636.4
- maturing in 4-5 years	779.7	1,941.5	1,120.2		-	-	779.7	1,941.5	1,120.2
- maturing in > 5 years	2,092.0	2,590.5	2,181.8		-	-	2,092.0	2,590.5	2,181.8
Total non-current and current borrowings	17,647.3	17,063.9	13,948.0	2 983.1	3,219.7	3,805.0	20,630.4	20,283.6	17,753.0

17.1

Movements in non-current and current bonds

Movements in non-current and current bonds during 2009 are as follows:

(€ million)	As of December 31, 2008	Increases / subscriptions	Repayments	Changes in consolidation scope (2)	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Non-current bonds	11,097.6	2,243.0	(0.0)	(39.1)	(2.8)	15.0	(48.3)	(0.9)	13,264.5
Current bonds	67.7	0.0	(72.0)	(7.6)	-	0.7	48.3	(0.2)	36.9
Total bonds	11,165.3	2,243.0	(72.0)	(46.7)	(2.8)	15.7	-	(1.1)	13,301.4

(1)

Fair value adjustments are recorded in financial income and expenses.

(2)

Changes in consolidation scope are mainly due to the sale of incineration activities in the United States in the Environmental Services Division

Non-current borrowings are recorded as financial liabilities at amortized cost for accounting purposes. Hedging transactions were entered into in respect of certain fixed-rate borrowings in 2009. Fair value hedge accounting was applied to these transactions.

Back to Contents

Non-current bonds break down by maturity as follows:

(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	Maturity
				2 to 3 years	4 to 5 years	> 5 years
Publicly offered or traded issuances (a)	8,191.1	10,290.9	12,511.8	1,012.1	2,779.7	8,720.0
European market (i)	8,191.1	8,884.3	11,206.7	1,012.1	2,276.2	7,918.4
U.S. market (ii)	-	1,406.6	1,305.1		503.5	801.6
Private placements (b)	288.8	320.2	299.1		142.6	156.5
Three Valleys bond issue (c)	267.6	206.1	221.2			221.2
Stirling Water Seafield Finance bond issue (d)	59.3	88.0	90.7	6.8	7.7	76.2
Other amounts < €50 million in 2009	202.8	192.4	141.7	26.3	21.7	93.7
Bonds	9,009.6	11,097.6	13,264.5	1,045.2	2,951.7	9,267.6

(a)

Publicly offered or traded issuances

i) European market: As of December 31, 2009, the amount in the Consolidated Statement of Financial Position in respect of bonds issued under the European Medium Term Notes (EMTN) Program totaled €11,229.4 million, including €11,206.7 million maturing in more than one year. The impact of the fair value measurement of non-current bonds was €188.8 million.

Veolia Environnement issued notes under its EMTN program for a nominal amount of €2,250 million as of December 31, 2009. These issues break down as follows:

•

On April 22, 2009, Veolia Environnement performed the following bond issues:

-

€1,250 million bond issue bearing fixed-rate interest of 5.25% and maturing in 2014;

-

€750 million bond issue bearing fixed-rate interest of 6.75% and maturing in 2019;

•

On June 29, 2009, Veolia Environnement performed a €250 million bond issue bearing fixed-rate interest of 5.70% and maturing in 8 years in 2017.

The Series 9 bond issue (CZK 600 million) maturing on April 23, 2010 was transferred to current borrowings (€22.6 million euro equivalent).

(ii)

U.S. market: As of December 31, 2009, nominal outstandings on the bond issues performed in the United States on May 27, 2008 total €1,249.5 million (euro equivalent) and the amount in the Consolidated Statement of Financial Position is €1,305.1 million (including fair value adjustments of €34.2 million). These fixed-rate bond issues total U.S.$1.8 billion and comprise three tranches:

-

Tranche 1, maturing June 3, 2013, of U.S.$700 million, bearing fixed-rate interest of 5.25%,

-

Tranche 2, maturing June 1, 2018, of U.S.$700 million, bearing fixed-rate interest of 6%,

-

Tranche 3, maturing June 1, 2038, of U.S.$400 million, bearing fixed-rate interest of 6.75%.

(b)

Private placements: As of December 31, 2009, the euro-equivalent amount in the Consolidated Statement of Financial Position of private placements performed in the United States in 2003 (USPP) is €299.1 million (including fair value adjustments of €12.6 million). These bond issue comprise five tranches:

-

Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and U.S.$ 147 million (fixed-rate interest of 5.78%) respectively

-

Tranche D, maturing January 30, 2015, of U.S.$125 million, bearing fixed-rate interest of 6.02%

-

Tranche E, maturing January 30, 2018, of U.S.$85 million, bearing fixed-rate interest of 6.31%

(c)

Three Valleys bond issue: The €200 million bond issue performed by Three Valleys in the U.K. (Water Division) in July 2004, bearing interest of 5.875%, is recognized as of December 31, 2009 at amortized cost for a euro equivalent of €221.2 million. This bond matures on July 13, 2026.

(d)

Stirling Water Seafield Finance bond issue: The outstanding balance as of December 31, 2009 on the amortizable bond issue performed in 1999 by Stirling Water Seafield Finance (Veolia Water UK subsidiary, Water Division), is GBP 99.6 million. This bond issue is recognized at amortized cost for a euro equivalent of €90.7 million as of December 31, 2009 (non-current portion). Stirling Water was proportionately consolidated in the amount of 49% in 2007 and has been fully consolidated since December 2008 following the buy-out of non-controlling interests. This bond matures on September 26, 2026.

Back to Contents

Breakdown of non-current bond issues by component:

Operation (€ million)	Final maturity	Currency	Nominal	Interest rate	Net carrying amount
Series 7	02/01/2012	EUR	1,000	5.88%	1,012
Series 10	05/28/2013	EUR	1,000	4.88%	1,025
Series 10 bis	05/28/2018	EUR	750	5.38%	788
Series 12	11/25/2033	EUR	700	6.13%	695
Series 14	06/30/2015	USD	35	4.69%	36
Series 15	06/17/2015	EUR	875	1.75% (indexed to European inflation)	920
Series 17	02/12/2016	EUR	900	4.00%	922
Series 18	12/11/2020	EUR	600	4.38%	632
Series 21	01/16/2017	EUR	1,140	4.38%	1,177
Series 23	05/24/2022	EUR	1,000	5.13%	1,038
Series 24	10/29/2037	GBP	732	6.13%	713
Series 27	06/29/2017	EUR	250	5.70%	250
Series 25	04/24/2014	EUR	1,250	5.25%	1,250
Series 26	04/24/2019	EUR	750	6.750%	749
Total bond issues (EMTN)	n/a	n/a	10,982	n/a	11,207
USD Series Tranche 1	06/03/2013	USD	486	5.25%	504
USD Series Tranche 2	06/01/2018	USD	485	6%	496
USD Series Tranche 3	06/01/2038	USD	278	6.75%	305
Total publicly offered or traded issuances in USD	n/a	n/a	1,249		1,305
USPP EUR 2013	01/30/2013	EUR	33	5.84%	32
USPP GBP 2013	01/30/2013	GBP	8	6.22%	8
USPP USD 2013	01/30/2013	USD	102	5.78%	102
USPP USD 2015	01/30/2015	USD	87	6.02%	92
USPP USD 2018	01/30/2018	USD	59	6.31%	65
Total U.S. private placements	n/a	n/a	289	n/a	299
Three Valleys bond issue	07/13/2026	GBP	225	5.88%	221
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	100	5.82%	91
Total principal bond issues	n/a	n/a	12,250	n/a	13,123

Recap: Movements in bond issues during 2008 are as follows:

(€ million)	As of December 31, 2007	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Non-current bonds	9,009.6	1,807.6	(37.7)	47.0	442.8	(121.6)	(68.8)	18.7	11,097.6
Current bonds	1,253.8		(1,261.3)	6.2	(0.5)	0.7	68.8		67.7
Total bonds	10,263.4	1,807.6	(1,299.0)	53.2	442.3	(120.9)	0.0	18.7	11,165.3
(1) Fair value adjustments are recorded in financial income and expenses.

17.2

Movements in other borrowings

(€ million)	As of December 31, 2008	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Other non-current borrowings	5,966.3	1,102.6	(1,514.8)	(127.7)	6.2	7.5	(1,042.5)	(14.8)	4,382.8
Other current borrowings	3,152.0		(1,179.4)	(8.1)	13.1	(41.8)	1,042.5	(32.1)	2,946.2
Total other borrowings	9,118.3	1,102.6	(2,694.2)	(135.8)	19.3	(34.3)	0.0	(46.9)	7,329.0

Changes in consolidation scope mainly concern the acquisition of Digismart in the Energy Services Division in the amount of €45.9 million and the change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East, in the amount of -€198.9 million.

Increases and repayments of other non-current borrowings mainly concern management transactions involving the multi-currency syndicated loans.

Back to Contents

Breakdown of other non-current borrowings by main component:

(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	Maturity
				2 to 3 years	4 to 5 years	> 5 years
BWB and SPE debts (a)	1,234.8	1,392.4	1,344.7	213.2	307.7	823.8
Finance leases obligations (b)	754.5	751.2	650.4	253.5	137.4	259.5
Multi-currency syndicated loan facility (c)	-	1,109.7	305.4	305.4
Delfluent (d)	118.3	107.6	108.4	9.9	8.7	89.8
Shenzhen (e)	93.2	105.3	99.1	5.7	9.6	83.8
Non-controlling interest put options (Note 1.15.5) (f)	309.9	183.6	95.2	84.4	0.8	10.0
VSA Tecnitalia (g)	164.6	100.4	94.5	35.1	27.4	32.0
Redal (h)	161.3	165.7	92.7	17.3	19.9	55.5
Cogevolt (i)	259.7	170.6	91.0	91.0	0.0	0.0
Syndicated loan facility in CZK (j)	338.0	316.3	75.4	75.4
Aquiris (k)	184.2	175.4	0.0
Other < €100 million	1,319.9	1,388.1	1,426.0	420.2	268.2	737.6
Other non-current borrowings	4,938.4	5,966.3	4,382.8	1,511.1	779.7	2,092.0

(a)  BWB and SPE debts: The Berliner Wasser Betriebe (“BWB” in Water Division) non-current borrowing, proportionately consolidated in the amount of 50%, breaks down as follows:

The debt borne by the operating companies of €1,088.6 million as of December 31, 2009, compared to €1,113.1 million as of December 31, 2008 and €933.3 million as of December 31, 2007.

Special purpose entity (SPE) debts of €256.1 million as of December 31, 2009, compared to €279.3 million as of December 31, 2008 and €301.5 million as of December 31, 2007.

(b)  Finance lease obligations: As of December 2009, finance lease obligations fall due between 2010 and 2031. Interest rates are fixed or floating (indexed to EONIA, euro T4M and euro TAM or their equivalent for financing in other currencies).

(c)  Multi-currency syndicated loan facility: This €4 billion multi-currency syndicated loan facility matures in 2012. Two draw-downs were performed in October 2008, in Polish zlotys and euros. As of December 31, 2009, this syndicated loan facility was drawn in the amount of €305.4 million (€73.9 million and PLN 950.1 million, or a euro equivalent of €231.5 million as of December 31, 2009).

(d)  Delfluent: Two floating-rate financing lines carried by Delfluent BV (Water Division), proportionately consolidated in the amount of 40%, in respect of the Hague wastewater treatment plant construction project. As of December 31, 2009 these two redeemable lines, maturing in 2030, had been drawn in the total amount of €108.4 million.

(e)  Shenzhen: This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest. Co and is proportionately consolidated (50%) in the amount of €99.1 million (euro equivalent) as of December 31, 2009. This Chinese renminbi yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010, at a fixed-rate of 6.93% (revisable every six years).

(f)  The decrease in non-controlling interest put obligations primarily reflects the adjustment to the exercise price of the put option on VSA Tecnitalia.

(g)  VSA Tecnitalia: Primarily two floating-rate redeemable financing lines in the amount of €94.5 million, carried by VSA Tecnitalia (purchased in 2007, Environmental Services Division) to finance waste thermal treatment plant projects in Italy.

(h)  Redal: This non-recourse debt carried by Redal, Morocco (Water Division), was fully consolidated in 2008 and is now proportionately consolidated in the amount of 52%. It matures on December 31, 2018 and amounts to €92.7 million as of December 31, 2009.

(i)  Cogevolt: This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.20%.

(j)  Syndicated loan facility in CZK: This CZK 12 billion syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated loan facility negotiated in November 2003. It includes a CZK 8 billion tranche maturing July 29, 2010 and a CZK 4 billion redeemable tranche maturing July 27, 2012. As of December 31, 2009, this syndicated loan facility had been drawn down by CZK 8 billion (€302.1 million euro equivalent), including CZK 6 billion (€226.7 euro equivalent) maturing on July 29, 2009 and reclassified in current borrowings.

(k)  Aquiris: This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project (Water Division), was secured in December 2006. It comprises two credit lines bearing floating-rate interest. Veolia Eau- Compagnie Générale des Eaux granted a first-demand guarantee to the lenders of the Aquiris borrowings enabling Calyon and the EIB to obtain repayment of this borrowing on June 30, 2010 at the earliest. The Aquiris borrowing of €175.4 million is therefore reclassified in current borrowings as of December 31, 2009.

Back to Contents

Current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Current borrowings total €2,983.1 million as of December 31, 2009, compared to €3,219.7 million as of December 31, 2008 and €3,805.0 million as of December 31, 2007.

This decrease is mainly due to:

•

a €602 million decrease in treasury note outstandings;

•

the repayment of the U.S.$27 million EMTN Series 13 bond issue (€22.2 million euro equivalent at historical rates), which matured March 4, 2009.

•

the repayment of the CZK660 million EMTN Series 8 bond issue (€22.1 million euro equivalent at historical rates), which matured April 29, 2009.

•

the repayment of a floating-rate financing line carried by Delfluent BV (Water Division), proportionately consolidated in the amount of 40%, in respect of the Hague wastewater treatment plant construction project, for an amount of €17.5 million;

•

partially offset by the reclassification in current borrowings of:

-

one tranche of the syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais, and ING Bank in favor of Veolia Environnement, maturing July 29, 2010, in the amount of CZK 6 billion (€226.6 million euro equivalent)

-

borrowings carried by Aquiris in the amount of €175.4 million (see point (k) of the breakdown of non-current borrowings),

-

the EMTN Series 9 bond issue maturing on April 23, 2010, reclassified in current borrowings in the amount of CZK 600 million (€22.6 million euro equivalent).

As of December 31, 2009, current borrowings mainly concern:

•

Veolia Environnement SA for €1,343.4 million (including treasury notes of €302 million, bond issues of €22.7 million, securitization program debts of €409.2 million, the Czech crown syndicated loan facility of €226.6 million and accrued interest on debt of €344.2 million);

•

the Water Division for €767.8 million (including the company carrying the Berlin contract for €160.1 million and the Acquiris borrowing for €179.1 million);

•

the Environmental Services Division for €411.4 million;

•

the Energy Services Division for €367.1 million (including the current portion of Cogevolt financing of €73.6 millions);

•

the Transportation Division for €52.1 million;

Current debts in respect of Group finance leases total €117.4 million as of December 31, 2009, compared to €141.9 million as of December 31, 2008 and €125.6 million as of December 31, 2007.

Recap: Movements in other borrowings during 2008 are as follows:

(€ million)	As of December 31, 2007	Increases / subscrip-tions	Repay- ments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Other non-current borrowings	4,938.4	1,918.0	(147.1)	58.4	10.0	(83.2)	(711.7)	(16.5)	5,966.3
Other current borrowings	2,551.2		(174.2)	143.7	(266.6)	119.8	711.7	66.4	3,152.0
Total other borrowings	7,489.6	1,918.0	(321.3)	202.1	(256.6)	36.6	0.0	49.9	9,118.3

Back to Contents

17.3

Breakdown of non-current and current borrowings by currency

Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, Chinese renminbi yuan and Polish zloty.

Borrowings break down by original currency (before currency swaps) as follows:

(€ million)	As of December 31, 2008	As of December 31, 2009
Euro	14,662.5	15,444.3
U.S. dollar	2,128.6	1,902.9
Pound sterling	1,254.9	1,282.7
Czech crown	411.3	365.2
Chinese renminbi yuan	476.4	496.7
Polish zloty	318.7	311.2
Moroccan dirham	287.7	166.4
Korean won	39.3	38.4
Norwegian crown	24.0	21.3
Israeli shekel	129.3	109.1
Danish krone	208.3	146.5
Other	342.6	345.7
Non-current and current borrowings	20,283.6	20,630.4

17.4

Finance leases

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recorded in assets in the Consolidated Statement of Financial Position.

Assets financed by finance leases break down by category as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
December 31, 2009	381.2	146.2	267.6	795.0
December 31, 2008	455.1	173.8	271.0	899.9
December 31, 2007	423.5	191.7	284.8	900.0

As of December 31, 2009, future minimum lease payments under these contracts break down as follows:

(€ million)	Finance leases (in the Consolidated Statement of Financial Position )
Less than 1 year	169.8
2 to 3 years	289.3
4 to 5 years	174.0
More than 5 years	358.3
Total future minimum lease payments	991.4
Less amounts representing interest	228.6
Present value of minimum lease payments (finance leases)	762.8

Contingent rent and sub-lease income for the period recorded in the Consolidated Income Statement is not material.

Back to Contents

NOTE 18

Revenue

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the results of operations of:

•

Clemessy and Crystal entities, in the Energy Services Division, sold in December 2008,

•

waste-to-energy activity entities in the United States (Montenay International) in the Environmental Services Division and Freight activity entities (primarily in France, Germany and the Netherlands) in the Transportation Division, sold during the second half of 2009 and,

•

activities in the United Kingdom in the Transportation Division and renewable energy activities in the process of being sold,

were grouped together in a single line, “Net income from discontinued operations”, for fiscal year 2009 and fiscal years 2008 and 2007 presented for comparison purposes.

Breakdown of revenue (see note 1.18)

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Services rendered	27,998.2	29,033.4	26,284.1
Sales of goods	1,756.5	1,711.9	1,435.4
Revenue from operating financial assets	394.4	398.0	342.1
Construction	4,401.9	4,621.5	3,512.5
Revenue	34,551.0	35,764.8	31,574.1

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

Back to Contents

NOTE 19

Operating income

Operating income is calculated as follows:

(€ million)	Year ende December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Revenue	34,551.0	35,764.8	31,574.1
Cost of sales (1)	(28,786.2)	(30,013.4)	(25,710.4)
o/w: Impairment losses on goodwill and negative goodwill recorded in the Consolidated Income Statement	(6.5)	(302.2)	18.2
Selling costs	(602.6)	(621.4)	(560.4)
General and administrative expenses(1)	(3,338.1)	(3,218.6)	(2,905.8)
o/w: Research and development costs	(89.8)	(92.1)	(84.6)
Other operating revenue and expenses	196.0	49.4	63.6
o/w: Capital gains and losses on disposal (2)	183.4	48.9	106.5
Other (2)	13.6	0.5	-
Operating income	2,020.1	1,960.8	2,461.2

(1)

In 2008, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income. The impact of these reclassifications on Cost of sales, Selling costs and General and administrative expenses is €256.0 million, -€29.9 million and -€226.1 million respectively in 2007.

(2)

Primarily capital gains on disposals of financial assets; industrial and financial capital gains totaled €213.6 million in 2009 compared to €114.1 million in 2008 and €171.5 million in 2007; financial capital gains on assets classified as held for sale totaled €92.4 million in 2009 compared to €176.5 million in 2008 and €0.7 million in 2007.

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2009 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Operating depreciation, amortization and provisions, net	(2,962.9)	1,071.9	(1,891.0)	(1,632.0)	(1,435.4)
Depreciation and amortization	(1,806.8)	16.7	(1,790.1)	(1,663.7)	(1,518.6)
Property, plant and equipment	(1,357.8)	16.7	(1,341.1)	(1,239.6)	(1,151.4)
Intangible assets	(449.0)	-	(449.0)	(424.1)	(367.2)
Impairment losses	(326.2)	168.2	(158.0)	(138.3)	(47.5)
Property, plant and equipment	(9.1)	3.2	(5.9)	(0.3)	(35.7)
Intangible assets	(77.8)	3.0	(74.8)	(70.1)	(0.7)
Inventories	(36.5)	42.6	6.1	(43.3)	(1.7)
Trade receivables	(175.4)	105.9	(69.5)	(30.4)	(39.2)
Other operating and non-operating receivables	(27.4)	13.5	(13.9)	5.8	29.8
Non-current and current operating provisions other than replacement provisions	(829.9)	887.0	57.1	170.0	130.7
Non-current operating provisions other than replacement provisions	(468.4)	453.8	(14.6)	50.3	51.6
Current operating provisions	(361.5)	433.2	71.7	119.7	79.1
Replacement costs*			(360.9)	(390.3)	(358.4)
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Consolidated Income Statement			(6.5)	(302.2)	18.2
Operating depreciation, amortization, provisions and impairment losses			(2,258.4)	(2,324.5)	(1,775.6)

*

Replacement costs: all replacement costs for concession assets in the context of public service delegation contracts in France are considered in the Consolidated Cash Flow Statement as investments, irrespective of whether the infrastructure was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for operating depreciation, amortization, provisions and impairment losses.

Back to Contents

Operating depreciation, amortization, charges to provisions and impairment losses in the Consolidated Cash Flow Statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of -€48.1 million in 2009, -€27.6 million in 2008 and -€49.5 million in 2007.

Recap: Before adjustment for the sale of Montenay International in the Environmental Services Division, of Freight activities in the United Kingdom in the Transportation Division and of renewable energy activities, published Operating depreciation, amortization, provisions and impairment losses for fiscal year 2008 broke down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2008	Year ended December 31, 2007
Operating depreciation, amortization and provisions, net	(2,674.2)	1,014.7	(1,659.5)	(1,460.0)
Depreciation and amortization	(1,711.5)	22.2	(1,689.3)	(1,542.6)
Property, plant and equipment	(1,285.1)	22.2	(1,262.9)	(1,173.8)
Intangible assets	(426.4)		(426.4)	(368.8)
Impairment losses	(286.6)	146.0	(140.6)	(48.0)
Property, plant and equipment	(8.3)	8.0	(0.3)	(35.7)
Intangible assets	(74.3)	4.2	(70.1)	(0.7)
Inventories	(51.9)	8.6	(43.3)	(1.7)
Trade receivables	(144.1)	111.6	(32.5)	(39.7)
Other operating and non-operating receivables	(8.0)	13.6	5.6	29.8
Non-current and current operating provisions other than replacement provisions	(676.1)	846.5	170.4	130.6
Non-current operating provisions other than replacement provisions	(379.0)	429.7	50.7	51.5
Current operating provisions	(297.1)	416.8	119.7	79.1
Replacement costs*			(390.3)	(358.4)
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Consolidated Income Statement			(319.9)	18.2
Operating depreciation, amortization, provisions and impairment losses			(2,369.7)	(1,800.2)

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4, Goodwill):

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Impairment losses on goodwill of the Environmental Services Division Germany CGU		(343.0)	-
Impairment losses on goodwill of the Transportation Division “Other European” CGU		(37.6)	-
Impairment losses on goodwill of the Eurolines CGU			(6.9)
Negative goodwill recorded in the Consolidated Income Statement – Water Division		2.3	-
Negative goodwill recorded in the Consolidated Income Statement – SNCM		70.2	10.9
Negative goodwill recorded in the Consolidated Income Statement following employee share subscriptions – Lodz (Energy Services Division - Poland)		2.1	10.3
Other	(6.5)	3.8	3.9
Impairment losses on goodwill and negative goodwill presented in Cost of sales in the Consolidated Income Statement	(6.5)	(302.2)	18.2
Impairment losses and impact of disposals on goodwill presented in Other operating revenue and expenses in the Consolidated Income Statement		-	-
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Consolidated Income Statement	(6.5)	(302.2)	18.2

Back to Contents

Restructuring costs

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Restructuring expenses	(39.6)	(34.5)	(29.6)
Net charge to restructuring provisions	16.8	5.5	0.6
Restructuring costs	(22.8)	(29.0)	(29.0)

Personnel costs

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Employee costs	(10,554.0)	(10,315.0)	(9,449.8)
Profit sharing and incentive schemes	(172.0)	(171.8)	(166.3)
Share-based compensation (IFRS 2)	(10.9)	(5.2)	(65.4)
Personnel costs	(10,736.9)	(10,492.0)	(9,681.5)

The IFRS 2 share-based compensation expense in respect of 2009 (€10.9 million) solely concerns share option and free share allocation plans granted in 2007 and prior years. In 2009, no new share purchase or subscription option plans were granted.

Research and development costs

Research and development costs totaled €89.8 million, €92.1 million and €84.6 million in 2009, 2008 and 2007 respectively.

NOTE 20

Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Finance income	96.1	202.2	151.1
Finance costs	(880.4)	(1,111.2)	(958.0)
Net finance costs	(784.3)	(909.0)	(806.9)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs fell, despite an increase in average net debt from €16,142 million in 2008 to €16,466 million in 2009. This decrease is due to the fall in the financing rate (defined as net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting, divided by average monthly net debt during the period) from 5.61% in 2008 to 4.76% in 2009. This fall of nearly 1% is mainly due to:

•

the decrease in short-term rates on the floating portion of the debt (primarily Eonia, Euribor and GBP and USD libor);

•

partially offset by the cost of liquidity (cash received under the €2 billion bond issue on April 24, 2009 – including a €1.25 billion tranche maturing in 5 years and a €0.75 billion tranche maturing in 10 years – is invested in low-risk short-term instruments with a yield close to Eonia).

Back to Contents

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Financial liabilities measured using the effective interest method	(962.1)	(1,019.7)	(879.9)
Commission not included in the EIR	(4.6)	(3.1)	(4.2)
Expenses on gross debt	(966.7)	(1,022.8)	(884.1)
Assets at fair value through the Consolidated Income Statement (fair value option)*	75.4	137.3	128.1
Net gains and losses on derivative instruments, hedging relationships and other	107.0	(23.5)	(50.9)
Net finance costs	(784.3)	(909.0)	(806.9)
* Cash equivalents are valued at fair value through the Consolidated Income Statement.

Net gains and losses on derivative instruments, hedging relationships and other mainly include the following amounts for fiscal year 2009:

•

interest income on hedging relationships (fair value hedges and cash flow hedges) of €149.1 million, as a result of the fall in interest rates in fiscal year 2009;

•

income on the ineffective portion of fair value hedging relations of €6 million;

•

the unwinding of the discount on non-controlling interest put options in the amount of -€11.9 million,

•

net gains and losses on “trading” derivatives of -€19.5 million, mainly on foreign currency derivatives.

In addition, the charge relating to the ineffective portion of net investment hedges and cash flow hedges was not material in 2009.

Interest income on instruments measured using the effective interest method (including interest income recorded in operating income and in other financial income and expenses) totaled €412.6 million in 2009.

NOTE 21

Other financial income and expenses

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Net gains on loans and receivables(1)	13.9	43.3	55.6
Net gains and losses on available-for-sale assets (2)	8.0	9.3	10.3
Assets and liabilities at fair value through the Consolidated Income Statement	(22.9)	35.1	5.4
Unwinding of the discount on provisions	(83.0)	(73.3)	(59.4)
Foreign exchange gains and losses	(10.7)	(42.8)	(2.2)
Other expenses	(15.6)	(10.8)	(7.4)
Other financial income and expenses	(110.3)	(39.2)	2.3

(1)

including impairment losses of -€11.8 million in 2009, compared to -€4.9 million in 2008 and -€7.1 million in 2007.

(2)

including dividends received of €8.7 million in 2009, compared to €8.4 million in 2008 and €8.8 million in 2007.

Other financial income and expenses decreased from a net expense of -€39.2 million in 2008, to a net expense of -€110.3 million in 2009.

This downturn is mainly due to:

•

a -€29.4 million decrease in net gains on loans and receivables;

•

fair value adjustments for -€58 million, including -€60 million in respect of indexing clauses in Water Division contracts.

Back to Contents

NOTE 22

Income tax expense

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Current income tax expense	(303.4)	(375.9)	(407.1)
France	(79.7)	(90.1)	(108.8)
Other countries	(223.7)	(285.8)	(298.3)
Deferred income tax expense (credit)	61.2	(86.1)	7.4
France	9.8	(29.6)	(95.4)
Other countries	51.4	(56.5)	102.8
Total income tax expense	(242.2)	(462.0)	(399.7)

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

The U.S. tax group was reorganized in 2006. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 12 and 35).

The Group bears a net income tax expense of -€242.2 million in fiscal year 2009, compared to -€462.0 million in fiscal year 2008.

As a percentage of net income from continuing operations adjusted for this tax charge and the share of net income of associates, the effective tax rate is 21.5% in 2009 compared to 45.6% in 2008.

The decrease in this tax rate is mainly due to:

•

the inclusion in the 2008 effective tax rate of the consequences of unfavorable changes in regulations, asset impairments without tax savings and the contribution of loss-making subsidiaries without profit forecasts enabling the future recovery of these losses;

•

the positive impact in 2009 of the low tax rate applicable to capital gains on disposals and the capitalization of additional tax losses in the United States in the amount of €43 million.

Effective tax rate

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Net income from ordinary activities before tax	1,125.5	1,012.6	1,656.5
Income tax expense	(242.2)	(462.0)	(399.7)
Legal tax rate	34.43%	34.43%	34.43%
Impairment losses on goodwill not deductible for tax purposes	0.15%	8.81%	+0.11%
Differences in tax rate	-2.88%	-0.38%	-7.56%
Effect of tax projections	-9.66%	-6.62%	-4.70%
Dividends	+4.3%	+2.66%	+2.15%
Taxation without basis	+1.32%	+4.50%	+1.68%
Capital gains and losses on disposals	-6.32%	-1.38%	-1.69%
Other	+0.2%	+3.61%	-0.30%
Effective tax rate	21.5%	45.6%	24.1%

The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before the share of net income of associates.

Back to Contents

NOTE 23

Share of net income of associates

The share of net income of associates fell from €19.4 million in 2008 to €1.4 million in 2009.

This decrease in mainly due to the sale of Compagnie Méridionale de Navigation in the Transportation Division in 2009.

NOTE 24

Assets classified as held for sale, discontinued operations and divestitures

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

The amount recorded in Net income from discontinued operations in respect of the Clemessy and Crystal businesses in the Energy Services Division in 2008, comprises the net income for the period plus the capital gain on disposal, net of tax.

During the second half of 2009, the business of waste-to-energy entities in the United States (Montenay International) in the Environmental Services Division and Freight activities (primarily in France, Germany and the Netherlands) in the Transportation Division, were sold for enterprise values of €220 million and €94 million respectively.

In addition, the Group decided to sell its activities in the United Kingdom in the Transportation Division and its renewable energy activities. These businesses were presented for fiscal year 2009 in the line “Net income from discontinued operations”. This heading includes market value adjustments to certain assets held for sale.

In the Consolidated Income Statements presented for comparative purposes, the net income of these businesses for the years ended December 31, 2008 and 2007 was transferred to “Net income from discontinued operations”.

Movements in net income (expense) from discontinued operations are as follows:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Income(expense) from discontinued operations	(64.8)	(36.8)	(19.8)
Capital gains and losses on disposal	92.4	176.5	0.7
Income tax expense	(70.4)	(0.5)	-
Net income(expense) from discontinued operations	(42.8)	139.2	(19.1)

Net income (expense) from discontinued operations in 2009 breaks down by division as follows:

(€ million)	Environmental Services	Transportation	Energy Services	Total
Income (expense) from discontinued operations	(0.1)	(52.6)	(12.1)	(64.8)
Capital gains and losses on disposal	134.6	(42.2)		92.4
Income tax expense	(70.4)			(70.4)
Net income (expense) from discontinued operations	64.1	(94.8)	(12.1)	(42.8)

Back to Contents

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2009 break down by division as follows:

(€ million)	Environmental Services	Transportation	Energy Services	Total
Revenue	143.9	247.7	18.2	409.8
Operating income	-	(44.3)	(11.2)	(55.5)
Financial items	(0.1)	(9.2)	1.8	(7.5)
Income tax expense	-	1.1	(0.5)	0.6
Share of net income of associates	-	(0.2)	(2.2)	(2.4)
Income (expense) from discontinued operations	(0.1)	(52.6)	(12.1)	(64.8)

Net income (expense) from discontinued operations in 2008 breaks down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Income (expense) from discontinued operations	1.9	12.5	2.5	(53.7)	(36.8)
Capital gains and losses on disposal	-	-	176.5	-	176.5
Income tax expense	-	-	(0.5)	-	(0.5)
Net income (expense) from discontinued operations	1.9	12.5	178.5	(53.7)	139.2

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2008 break down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Revenue	-	171.6	623.2	266.0	1,060.8
Operating income	1.9	20.3	5.6	(28.6)	(0.8)
Financial items	-	(1.2)	0.4	(26.0)	(26.8)
Income tax expense	-	(6.6)	(2.5)	0.9	(8.2)
Share of net income of associates	-	-	(1.0)	-	(1.0)
Income (expense) from discontinued operations	1.9	12.5	2.5	(53.7)	(36.8)

Net income (expense) from discontinued operations in 2007 breaks down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Income (expense) from discontinued operations	(1.9)	1.7	11.4	(31.0)	(19.8)
Capital gains and losses on disposal	-	-	-	0.7	0.7
Income tax expense					-
Net income (expense) from discontinued operations	(1.9)	1.7	11.4	(30.3)	(19.1)

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2007 break down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Revenue	-	157.1	696.0	266.5	1,119.6
Operating income	(1.9)	21.7	14.4	(20.8)	13.4
Financial items	-	(2.0)	(1.0)	(9.6)	(12.6)
Income tax expense	-	(18.0)	(2.2)	(0.2)	(20.4)
Share of net income of associates	-	-	0.2	(0.4)	(0.2)
Income (expense) from discontinued operations	(1.9)	1.7	11.4	(31.0)	(19.8)

Back to Contents

The statement of financial position of the sub-groups sold or in the progress of being sold are as follows:

•

Montenay International sub-group (Environmental Services)

The statement of financial position as of December 31, 2008 and December 31, 2007 of the North American portfolio of incineration contracts sold during 2009 is as follows.

(€ million)	As of f	As of f
	December 31, 2008	December 31, 2007
ASSETS
Non-current assets	130.7	131.7
Current assets	51.8	50.0
Cash and cash equivalents	15	4.3
Total assets	197.5	186.0
EQUITY AND LIABILITIES
Equity	123.5	116.2
Non-current liabilities	59.0	64.8
Current liabilities	15.0	5.0
Total equity and liabilities	197.5	186.0

•

Freight sub-group (Transportation)

The statement of financial position as of December 31, 2008 and December 31, 2007 of the Freight business, primarily in France, Germany and the Netherlands, sold during 2009 is as follows:

(€ million)	As of f	As of f
	December 31, 2008	December 31, 2007
ASSETS
Non-current assets	203.3	172.5
Current assets	102.1	68.0
Cash and cash equivalents	12.8	3.4
Total assets	318.2	243.9
EQUITY AND LIABILITIES
Equity	53.0	79.4
Non-current liabilities	20.4	11.0
Current liabilities	244.8	153.5
Total equity and liabilities	318.2	243.9
•

Businesses in the process of being sold impacted the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of	As of	As of
	December 31, 2009	December 31, 2008	December 31, 2007
Assets classified as held for sale	722.6	203.0	122.5

Liabilities directly associated with assets classified a held for sale	309.4	98.2	1.9

As of December 31, 2009, assets classified as held for sale mainly concern certain French subsidiaries held jointly with Suez Environnement, as was the case at December 31, 2008, renewable energy activities, the transportation business in the United Kingdom and Dalkia Usti businesses (Czech Republic).

Back to Contents

NOTE 25

Net income for the year attributable to non-controlling interests

Net income attributable to non-controlling interests for the year ended December 31, 2009 is €257.8 million, compared to €304.1 million for the year ended December 31, 2008 and €326.9 million for the year ended December 31, 2007. In 2008, this item included the share of non-controlling interests in the capital gain realized on the sale of Clemessy and Crystal in the Energy Services Division for €60 million.

Net income for the year attributable to non-controlling interests breaks down by division as follows

(€ million)		Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	(a)	144.7	118.9	178.9
Environmental Services		4.7	18.3	21.8
Energy Services	(b)	97.9	144.8	96.4
Transportation		6.6	19.4	28.9
Other		3.9	2.7	0.9
Non-controlling interests		257.8	304.1	326.9

(a)

 Including non-controlling interests in Germany (Berlin water services company and Stadtwerke of Braunschweig) of €120.5 million in 2007, €75.9 million in 2008 and €96.4 million in 2009.

(b)

Including EDF’s interest in Dalkia Holding of €68.2 million in 2007, €121.7 million in 2008 and €63.1 million in 2009.

NOTE 26

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

The weighted average number of shares outstanding used to calculate earnings per share for 2008 and 2007 was adjusted following the scrip dividend performed in June 2009.

Back to Contents

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all businesses.

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Weighted average number of ordinary shares (in millions)
Weighted average number of ordinary shares for the calculation of basic earnings per share	471.7	462.2	434.8
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options		1.8	5.0
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in millions)	471.7	464.0	439.8
Net income attributable to owners of the Company per share (€ million)
Net income attributable to owners of the Company	584.1	405.1	927.9
Net income attributable to owners of the Company per share:
Basic	1.24	0.88	2.13
Diluted	1.24	0.87	2.11
Net income (expense) from discontinued operations attributable to owners of the Company per share (€ million)
Net income(expense) from discontinued operations attributable to owners of the Company	(41.7)	75.1	(25.3)
Net income(expense) from discontinued operations attributable to owners of the Company per share:
Basic	(0.09)	0.16	(0.06)
Diluted	(0.09)	0.16	(0.06)
Net income from continuing operations attributable to owners of the Company per share (€ million)
Net income from continuing operations attributable to owners of the Company	625.8	330.0	953.2
Net income from continuing operations attributable to owners of the Company per share:
Basic	1.33	0.71	2.19
Diluted	1.33	0.71	2.17

The only potentially dilutive instruments recognized by Veolia Environnement are share subscription and purchase options.

Back to Contents

NOTE 27

Additional information on the fair value of financial assets and liabilities (excluding derivatives)

Fair value measurement principles are presented in Note 1.27.

27.1

Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2009, 2008 and 2007:

		As of December 31, 2009
		Net carrying amount	Financial assets at fair value			Fair value	Method of determining fair value
(€ million)	Note		Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement		Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Non-consolidated investments	9	174.6	174.6			174.6	39.8	134.8
Non-current and current operating financial assets	10	5,651.8		5,651.8		5,656.6		5,656.6
Other non-current financial assets	11	753.9	52.6	701.3		753.9		753.9
Trade receivables	13	9,081.3		9,081.3		9,081.3		9,081.3
Other current operating receivables	13	1,101.2		1,101.2		1,101.2		1,101.2
Other current financial assets	11	217.7	53.8	163.9		217.7		217.7
Cash and cash equivalents	14	5,614.4			5 614.4	5,614.4	1,310.4	4,304.0
Total		22,594.9	281.0	16,699.5	5 614.4	22,599.7	1,350.2	21,249.5

		As of December 31, 2008
		Net carrying amount	Financial assets at fair value			Fair value	Method of determining fair value
(€ million)	Note		Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement		Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Non-consolidated investments	9	202.8	202.8			202.8	X	X
Non-current and current operating financial assets	10	5,751.2		5,751.2		5,666 .9		X
Other non-current financial assets	11	817.3	77.7	739.6		817.3		X
Trade receivables	13	9,702.0		9,702.0		9,702.0		X
Other current operating receivables	13	1,254.5		1,254.5		1,254.5		X
Other current financial assets	11	321.4	66.0	255.4		321.4	X	X	X
Cash and cash equivalents	14	3,849.6			3,849.6	3,849.6	X	X
Total		21,898.8	346.5	17,702.7	3,849.6	21,814.5

Back to Contents

		As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
(€ million)	Note	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement
Non-consolidated investments	9	256.1	256.1	-	-	256.1	256.1	-	-
Non-current and current operating financial assets	10	5,627.6	-	5,627.6	-	5,666.2	-	5,666.2	-
Other non-current financial assets	11	746.0	231.0	515.0	-	746.0	231.0	515.0	-
Trade receivables	13	9,303.7	-	9,303.7	-	9,303.7	-	9,303.7	-
Other current operating receivables	13	1,433.0	-	1,433.0	-	1,433.0	-	1,433.0	-
Other current financial assets	11	330.0	177.2	152.8	-	330.0	177.2	152.8	-
Cash and cash equivalents	14	3,115.6	-	-	3,115.6	3,115.6	-	-	3,115.6
Total		20,812.0	664.3	17,032.1	3,115.6	20,850.6	664.3	17,070.7	3,115.6

27.2

Financial liabilities

The following tables present the net carrying amount and fair value of financial liabilities by category as of December 31, 2009, 2008 and 2007:

		As of December 31, 2009
		Net carrying amount	Financial liability at fair value			Fair value	Method of determining fair value
(€ million)	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Borrowings and other financial liabilities
- non-current bonds	17	13,264.5	13,264.5			13,810.5	13,321.2	489.3
- other non-current borrowings	17	4,382.8	4,382.8			4,385.3		4,385.3
- current borrowings	14	2,983.1	2,983.1			2,983.1		2,983.1
- bank overdrafts and other cash position items	14	454.9	454.9			454.9		454.9
Trade payables	13	5,311.0	5,311.0			5,311.0		5,311.0
Other operating payables	13	4,933.4	4,933.4			4,933.4		4,933.4
Total		31,329.7	31,329.7			31,878.2	13,321.2	18,557.0

Back to Contents

		As of December 31, 2008
		Net carrying amount per IAS 39 category				Fair value
(€ million)	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading
Borrowings and other financial liabilities
- non-current bonds	17	11,097.6	11,097.6	-	-	9,836.9	9,836.9	-	-
- other non-current borrowings	17	5,966.3	5,966.3	-	-	5,227.4	5,227.4	-	-
- current borrowings	14	3,219.7	3,219.7	-	-	3,219.7	3,219.7	-	-
- bank overdrafts and other cash position items	14	465.7	465.7	-	-	465.7	465.7	-	-
Other non-current debt	17	-	-	-	-	-	-	-	-
Trade payables	13	5,634.5	5,634.5			5,634.5	5,634.5
Other operating payables	13	5,112.3	5,112.3	-	-	5,112.3	5,112.3	-	-
Total		31,496.1	31,496.1	-	-	29,496.5	29,496.5	-	-

		As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
(€ million)	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading
Borrowings and other financial liabilities
- non-current bonds	17	9,009.6	9,009.6	-	-	8,747.8	8,747.8	-	-
- other non-current borrowings	17	4,938.4	4,938.4	-	-	4,761.6	4,761.6	-	-
- current borrowings	14	3,805.0	3,805.0	-	-	3,805.0	3,805.0	-	-
- bank overdrafts and other cash position items	14	459.4	459.4	-	-	459.4	459.4	-	-
Other non-current debt	17	-	-	-	-	-	-	-	-
Trade payables	13	5,343.8	5,343.8			5,343.8	5,343.8
Other operating payables	13	5,009.4	5,009.4	-	-	5,009.4	5,009.4	-	-
Total		28,565.6	28,565.6	-	-	28,127.0	28,127.0	-	-

Back to Contents

NOTE 28

Derivatives

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, exchange rates and commodity prices (see Note 29, Risk Management).

The fair value of derivatives in the Consolidated Statement of Financial Position breaks down as follows:

		As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
(€ million)	Notes	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	28.1	355.0	76.6	389.1	116.8	71.1	113.0
Fair value hedges		351.5	8.3	378.9	7.4	21.2	48.9
Cash flow hedges		-	59.6	0.3	96.6	11.8	41.0
Derivatives not qualifying for hedge accounting		3.5	8.7	9.9	12.8	38.1	23.1
Foreign currency derivatives	28.2	58.6	103.9	172.7	61.7	105.2	49.2
Net investment hedges		13.1	17.1	65.1	8.0	78.3	13.6
Fair value hedges		7.9	0.6
Cash flow hedges		8.8	0.3
Derivatives not qualifying for hedge accounting		28.8	85.9	107.6	53.7	26.9	35.6
Commodity derivatives	28.3	63.9	43.6	89.4	107.3	61.8	35.6
Total derivatives		477.5	224.1	651.2	285.8	238.1	197.8
o/w non-current derivatives		431.9	139.3	508.4	159.9	123.7	163.8
o/w current derivatives		45.6	84.8	142.8	125.9	114.4	34.0

The fair value of derivatives recognized in the Consolidated Statement of Financial Position is determined and breaks down as follows:

	As of December 31, 2009		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	355.0	76.6	100%	100%
Foreign currency derivatives	58.6	103.9	100%	100%
Commodity derivatives	63.9	43.6	35.2%	84.2%	64.8%	15.8%
Total derivatives	477.5	224.1	91.3%	96.9%	8.7%	3.1%

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

	As of December 31, 2008		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	389.1	116.8	100%	100%	-	-
Foreign currency derivatives	172.7	61.7	100%	100%	-	-
Commodity derivatives	89.4	107.3	34.4%	83.9%	65.6%	16.1%
Total derivatives	651.2	285.8	91.0%	94.0%	9.0%	6.0%

Back to Contents

	As of December 31, 2007		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	71.1	113.0	100.0%	100.0%	-	-
Foreign currency derivatives	105.2	49.2	100.0%	100.0%	-	-
Commodity derivatives	61.8	35.6	27.5%	56.7%	72.5%	43.3%
Total derivatives	238.1	197.8	81.2%	92.2%	18.8%	7.8%

28.1

Interest rate derivatives

The fair value of interest rate derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

	Note	As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
(€ million)		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives		355.0	76.6	389.1	116.8	71.1	113.0
Fair value hedges	28.1.1	351.5	8.3	378.9	7.4	21.2	48.9
Cash flow hedges	28.1.2	-	59.6	0.3	96.6	11.8	41.0
Derivatives not qualifying for hedge accounting	28.1.3	3.5	8.7	9.9	12.8	38.1	23.1

28.1.1

Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Notes 29 and 17).

Fair value hedging swaps represent a notional outstanding amount of €6,315.4 million as of December 31, 2009, with a net fair value in the Consolidated Statement of Financial Position of €343.2 million, as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2009	6,315.4		2,361.1	3,954.3	351.5	8.3
As of December 31, 2008	5,357.4	-	1,812.4	3,545.0	378.9	7.4
As of December 31, 2007	3,808.8	499.7	600.0	2,709.1	21.2	48.9

The increase in the fair value hedging portfolio is mainly due to:

•

the set-up of several floating-rate payer swaps hedging EMTN issues, in the total amount of €2,122 million;

•

and the early cancellation of certain EURIBOR-based swaps (Euro Interbank Offered Rate, interest rate on inter-bank exchanges in the euro-zone, for terms of 1 to 12 months) and swaps with extremely long maturity, in the amount of €1,165 million.

For euro-denominated debt, floating-rate payer swaps entered into in 2009 were all indexed to EONIA (European Overnight Index Average, overnight Euro rate).

Back to Contents

28.1.2

Cash flow hedges

Cash flow hedges comprise floating–rate receiver/fixed-rate payer swaps which fix interest payable on floating rate debt primarily secured to finance BOT (Build Operate Transfer) contracts, to the extent the underlying assets generate fixed-rate flows.

Floating-rate receiver/Fixed –rate payer swaps/purchases of caps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2009	997.2	230.9	202.1	564.2	-	59.6
As of December 31, 2008	1,136.4	40.2	416.6	679.6	0.3	96.6
As of December 31, 2007	1,715.3	305.9	811.1	598.3	11.8	41.0

-€57.3 million, net of tax, was recorded directly in equity (fair value reserves) in respect of cash flow hedge interest-rate derivatives as of December 31, 2009.

Contractual flows associated with interest rate swaps are paid at the same time as contractual flows in respect of floating-rate borrowings and the amount recorded in other comprehensive income is released to net income in the period in which interest flows on the debt impact the Consolidated Income Statement.

The decrease in the cash-flow hedging portfolio is mainly due to:

•

the set-up of new swaps in the amount of €17.6 million;

•

the expiry or cancellation of swaps in the amount of €81 million.

•

the amortization of the nominal of certain swaps in the amount of €76 million

Over and above the volume impact, the increase in the fair value of floating-rate payer swaps can also be attributed to the increase in U.S. dollar and pound sterling interest rates in 2009.

28.1.3

Derivatives not qualifying for hedge accounting

A certain number of derivatives do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

	Notional amounts as of December 31, 2009				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	333.7	250.1	57.8	25.8	3.4	-
Floating-rate receiver / fixed-rate payer swaps	755.2	627.5	41.5	86.2	-	5.6
Floating-rate receiver / floating-rate payer swaps	200.0	-	-	200.0	-	1.4
Total firm financial instruments	1,288.9	877.6	99.3	312.0	3.4	7.0
Purchases of vanilla and structured caps	1,230.1	277.7	752.4	200.0	0.1	1.7
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	1,230.1	277.7	752.4	200.0	0.1	1.7
Total interest-rate derivatives not qualifying for hedge accounting	2,519.0	1,155.3	851.7	512.0	3.5	8.7

The increase in the portfolio of interest rate derivatives not qualifying for hedge accounting is mainly due to:

•

the set-up of approximately €900 million of new options;

•

the cancellation or expiry of approximately €300 million of financial instruments;

•

the amortization of the nominal and the decrease in the number of short-term cash flow hedging swaps in the amount of €240 million.

Back to Contents

The break down as of December 31, 2008 and 2007 is as follows:

	Notional amounts as of December 31, 2008				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	202.4	-	41.7	160.7	3.7	-
Floating-rate receiver / fixed-rate payer swaps	513.9	468.9	2.5	42.5	-	2.0
Floating-rate receiver / floating-rate payer swaps	915.5	665.5	-	250.0	0.5	1.1
Fixed-rate receiver / fixed-rate payer swaps	2.0	-	-	2.0	-	4.0
Total firm financial instruments	1,633.8	1,134.4	44.2	455.2	4.2	7.1
Purchases of vanilla and structured caps	423.4	-	323.4	100.0	3.0	-
Sales of caps	-	-	-	-	-	-
Sales of swaptions	102.0	-	-	102.0	2.7	5.7
Total optional financial instruments	525.4	-	323.4	202.0	5.7	5.7
Total interest-rate derivatives not qualifying for hedge accounting	2,159.2	1,134.4	367.6	657.2	9.9	12.8

	Notional amounts as of December 31, 2007				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	325.0	5.0	20.6	299.4	-	17.9
Floating-rate receiver / fixed-rate payer swaps	513.8	318.9	150.0	44.9	3.4	0.2
Floating-rate receiver / floating-rate payer swaps	150.0	-	-	150.0	0.7	-
Total firm financial instruments	988.8	323.9	170.6	494.3	4.1	18.1
Purchases of vanilla and structured caps	1,253.2	144.0	909.2	200.0	34.0	-
Sales of caps	75.1	75.1	-	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	5.0
Total optional financial instruments	1,528.3	219.1	909.2	400.0	34.0	5.0
Total interest-rate derivatives not qualifying for hedge accounting	2,517.1	543.0	1,079.8	894.3	38.1	23.1

28.2

Foreign currency derivatives

The fair value of foreign currency derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

		As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
(€ million)	Note	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign currency derivatives		58.6	103.9	172.7	61.7	105.2	49.2
Net investment hedge	28.2.1	13.1	17.1	65.1	8.0	78.3	13.6
Fair value hedge	28.2.2	7.9	0.6
Cash flow hedge	28.2.3	8.8	0.3
Derivatives not qualifying for hedge accounting	28.2.4	28.8	67.4	104.7	53.7	26.9	11.8
Embedded derivatives			18.5	2.9	-	-	23.8

Back to Contents

28.2.1

Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	AED	3.7	3.7	-	-	0.0	0.0
	AUD	7.5	7.5	-	-	-	0.1
	GBP	67.0	67.0	-	-	2.4	-
	HKD	199.9	196.0	3.9	-	-	0.5
Currency payer swaps	HUF	86.9	86.9	-	-	0.0	0.5
	ILS	17.9	17.9	-	-	-	0.0
	JPY	60.3	60.3	-	-	0.6	-
	MXN	1.0	1.0	-	-	0.0	-
	PLN	5.8	5.8	-	-	-	0.5
Embedded derivatives (forward sale)	KRW	92.4	12.1	42.5	37.8	10.1	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	15.5
Total foreign currency derivatives		662.4	458.2	106.4	97.8	13.1	17.1
USD borrowings	USD	1,339.8	-	411.6	928.2	N/A	N/A
GBP borrowings	GBP	731.9	-	-	731.9	N/A	N/A
Syndicated loan	CZK	190.3	190.3	-	-	N/A	N/A
Syndicated loan	PLN	219.8	-	219.8	-	N/A	N/A
Total financing		2,481.8	190.3	631.4	1,660.1

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2008 are mainly due to:

•

the change in the fair value of euro/Chinese renminbi yuan cross currency swaps for -€35 million;

•

the change in the fair value of the Korean won embedded derivative for -€19 million.

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or foreign currency derivatives (cross currency swaps, currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:

•

the inter-company loan forming part of the net investment in a foreign operation is not hedged;

•

the hedge is partially ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

•

only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2009 of -€46.6 million mainly comprise:

•

the impact of exchange rate fluctuations on hedges of Water Division investments in China, Korea, the Czech Republic and the United States of -€28.9 million;

•

the impact of exchange rate fluctuations on hedges of Veolia Environnement SA investments in the United States of - €10.6 million.

Back to Contents

Recap: the break down as of December 31, 2008 and 2007 is as follows:

(€ million)	Notional amount as of December 31, 2008 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	AED	2.8	2.8	-	-	0.1
	AUD	5.9	5.9	-	-	-	0.1
	GBP	62.5	62.5	-	-	11.8	-
Currency payer swaps	HKD	171.6	171.6	-	-	0.2	4.8
	HUF	42.4	42.4	-	-	0.5	-
	ILS	18.3	18.3	-	-	1.1	-
	JPY	63.7	63.7	-	-	-	0.2
	MXN	1.0	1.0	-	-	-	-
Embedded derivatives (forward sale)	KRW	50.7	15.9	32.2	2.6	29.1	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	131.6	65.4	-	66.2	22.3	2.9
Total foreign currency derivatives		550.5	449.5	32.2	68.8	65.1	8.0
USPP borrowings	USD	1,221.9	-	306.8	915.1	N/A	N/A
GBP borrowings	GBP	682.4	-	-	682.4	N/A	N/A
Syndicated loan	CZK	187.5	-	187.5	-	N/A	N/A
Syndicated loan	PLN	199.1	-	199.1	-	N/A	N/A
Total financing		2,290.9	-	693.4	1,597.5	-	-

(€ million)	Notional amount as of December 31, 2007 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	HKD	50.0	50.0	-	-	3.7	-
	JPY	35.5	35.5	-	-	0.2	-
	MXN	1.2	1.2	-	-	0.1	-
Currency payer swaps	PLN	82.7	82.7	-	-	-	0.3
	GBP	272.7	272.7	-	-	-	0.8
	AUD	7.2	7.2	-	-	0.1	-
	USD	451.2	451.2	-	-	1.7	-
	SKK	76.5	76.5	-	-	0.3	-
Embedded derivatives (forward sale)	KRW	66.5	15.9	48.1	2.5	7.8	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	116.2	-	57.8	58.4	0.2	12.5
Cross currency swaps: floating-rate payer / floating-rate receiver	USD	234.9	234.9	-	-	64.2	-
Total foreign currency derivatives		1,394.6	1,227.8	105.9	60.9	78.3	13.6
USPP borrowings	USD	247.1	-	18.3	228.8	N/A	N/A
GBP borrowings	GBP	681.8	-	-	681.8	N/A	N/A
Syndicated loan	CZK	189.2	-	189.2	-	N/A	N/A
Total financing		1,118.1	-	207.5	910.6	-	-

Back to Contents

28.2.2

Fair value hedges

Financial instruments designated as fair value hedges break down as follows:

(€ million)	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward sales	USD	48.9	45.8	3.1	-	2.9	-
Forward purchases	BRL	11.1	11.1	-	-	3.4	0.6
Forward purchases	NOK	39.4		39.4	-	1.6	-
Total foreign currency derivatives		99.4	56.9	42.5	-	7.9	0.6

In 2009, Veolia Environnement Group decided to designate a certain number of currency transactions as hedges as defined by IAS 39.

The majority of the fair value hedges presented above consist of foreign currency hedges in respect of construction contracts or hedging financial assets.

28.2.3

Cash flow hedges

Financial instruments designated as cash flow hedges break down as follows:

(€ million)	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
Financial Instruments	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchases	NOK	115.3	20.3	64.2	30.8	7.1	-
Forward sales	USD	15.6	4.2	11.4	-	1.0	-
Forward purchases	USD	9.8	9.8	-	-	0.2	-
Forward purchases	SEK	8.9	7.5	1.4	-	-	0.3
Forward purchases	HUF	4.3	4.3	-	-	0.5	-
Total foreign currency derivatives		153.9	46.1	77.0	30.8	8.8	0.3

In 2009, Veolia Environnement Group decided to designate a certain number of currency transactions as hedges as defined by IAS 39.

The majority of the cash flow hedges presented above consist of currency hedges in respect of lease payments on a boat.

Back to Contents

28.2.4

Hedges of currency exposure in the Consolidated Statement of Financial Position by derivatives not qualifying for hedge accounting

Fair value	As of December 31, 2009
(€ million)	Total	USD	GBP	NOK	SEK	KRW	Other
Forward purchases	(0.9)	(0.7)	(1.0)	0.0	0.0	0.0	0.8
Currency receiver swaps	10.3	8.2	0.2	0.1	0.1	0.0	1.7
Total currency swaps and forward purchases	9.4	7.5	(0.8)	0.1	0.1	0.0	2.5
Forward sales	(17.4)	2.0	(0.1)	0.1	0.0	(18.5)	(0.9)
Currency payer swaps	(49.1)	1.4	(17.6)	(11.1)	(11.4)	0.0	(10.4)
Total currency swaps and forward sales	(66.5)	3.4	(17.7)	(11.0)	(11.4)	(18.5)	(11.3)
Call options	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-
Total currency options	-	-	-	-	-	-	-
Total derivatives not qualifying for hedge accounting	(57.1)	10.9	(18.5)	(10.9)	(11.3)	(18.5)	(8.8)

Hedges as of December 31, 2008 and 2007 are as follows:

Faire value	As of December 31, 2008
(€ million)	Total	HKD	NOK	PLN	Other
Forward purchases	(11.6)	-	(5.0)	(2.3)	(4.3)
Currency receiver swaps	(20.6)	-	-	(1.7)	(18.9)
Total currency swaps and forward purchases	(32.2)	-	(5.0)	(4.0)	(23.2)
Forward sales	(1.6)	-	-	2.2	(3.8)
Currency payer swaps	86.8	28.3	19.3	12.0	27.2
Total currency swaps and forward sales	85.2	28.3	19.3	14.2	23.4
Call options	-	-	-	-	-
Put options	(2.0)	-	-	-	(2.0)
Total currency options	(2.0)	-	-	-	(2.0)
Total derivatives not qualifying for hedge accounting(*)	51.0	28.3	14.3	10.2	(1.8)

Fair value	As of December 31, 2007
(€ million)	Total	USD	GBP	Other
Forward purchases	(4.2)	(4.5)	(0.1)	0.4
Currency receiver swaps	(1.8)	-	-	(1.8)
Total currency swaps and forward purchases	(6.0)	(4.5)	(0.1)	(1.4)
Forward sales	9.2	10.2	-	(1.0)
Currency payer swaps	11.5	5.1	3.2	3.2
Total currency swaps and forward sales	20.7	15.3	3.2	2.2
Call options	(0.4)	(0.4)	-	-
Put options	0.8	0.8	-	-
Total currency options	0.4	0.4	-	-
Total derivatives not qualifying for hedge accounting(*)	15.1	11.2	3.1	0.8
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

The above portfolio of foreign currency derivatives was mainly contracted by Veolia Environnement SA to hedge its foreign currency-denominated net debt (comprising foreign currency-denominated borrowings and foreign currency-denominated inter-company loans and borrowings).

Back to Contents

28.3

Commodity derivatives

As of December 31, 2009, the fair value of commodity derivatives totaled €63.9 million in assets and €43.6 million in liabilities.

		As of December 31, 2009		As of December 31, 2008
(€ million)	Note	Assets	Liabilities	Assets	Liabilities
Commodity derivatives		63.9	43.6	89.4	107.3
Electricity		53.1	18.3	56.3	18.3
Fuel		9.1	7.1	22.5	46.5
CO2		0.8	0.4	2.1	2.7
Coal		0.9	15.5	8.2	15.6
Other		-	2.3	0.3	24.2

Pursuant to IAS 39, these derivatives break down as follows:

		As of December 31, 2009		As of December 31, 2008
(€ million)	Note	Assets	Liabilities	Assets	Liabilities
Commodity derivatives		63.9	43.6	89.4	107.3
Fair value hedges			0.3		2.3
Cash flow hedges		10.0	23.9	32.1	64.3
Derivatives not qualifying for hedge accounting		53.9	19.4	57.3	40.8

Material contract notional amounts (electricity – see Note 1.24) are as follows.

28.3.1

Electricity

		Notional contract amount as of December 31, 2009 by maturity
(€ million)		Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options:	in Gwh	13,196	1,052	2,934	9,210
	in € million	696.0	55.2	158.4	482.4
Electricity sales commitments:	in Gwh	3,051	1,110	1,941	-
	in € million	215.2	72.3	142.9	-

Purchase options cover the period 2010 to 2025 and represent a notional amount of €52.3 million, based on valuation assumptions at the year end. Sales commitments cover the period 2010 to 2011 and represent a notional amount of €17.7 million, based on the same valuation assumptions.

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of +€1.2 million and -€0.9 million, respectively.

Back to Contents

		Notional contract amount as of December 31, 2008 by maturity
(€ million)		Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options:	in Gwh	12,854	868	3,063	8,923
	in € million	667.5	41.9	159.5	466.1
Electricity sales commitments:	in Gwh	3,817	824	2,993	-
	in € million	250.6	38.2	212.4	-

		Notional contract amount as of December 31, 2007 by maturity
(€ million)		Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options:	in Gwh	15,280	935	3,445	10,900
	in € million	749.6	50.3	169.3	530.0
Electricity sales commitments:	in Gwh	3,202	1,032	2,170	-
	in € million	177.1	55.7	121.4	-

28.3.2

Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2010, 2011 and 2012. These transactions are recorded in assets in the amount of €0.5 million and the impact on the Consolidated Income Statement is a net income of €0.8 million.

Back to Contents

NOTE 29

Financial risk management

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

•

Market risks, presented in Note 29.1:

-

interest-rate risk, presented in Note 29.1.1 (interest-rate fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting),

-

foreign exchange risk, presented in Note 29.1.2 (hedges of a net investment in a foreign operation, hedges of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting, embedded derivatives, overall foreign exchange risk exposure),

-

commodity risk, presented in Note 29.1.3 (fuel and electricity risks, greenhouse gas emission rights).

•

Equity risk, presented in Note 29.2.

•

Liquidity risk, presented in Note 29.3

•

Credit risk, presented in Note 29.4

29.1

Market risk management

29.1.1

Management of interest rate risk

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, floating-rate debt impacts future financial results.

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

These swaps may be classified as fair value hedges or cash flow hedges. An interest rate fair value hedge changes fixed-rate financial assets or liabilities into floating rate financial assets or liabilities in order to protect against changes in their fair value. A cash flow hedge protects against changes in the value of cash flows associated with assets or liabilities.

The following table shows the interest-rate exposure of gross debt (defined as the sum of non-current borrowings, current borrowings and bank overdrafts and other cash position items) before and after hedging.

	As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
(€ million)	Out- standings	% total debt	Out- standings	% total debt	Out- standings	% total debt
Fixed rate	15,971.5	77.0%	14,055.2	69.0%	12,129.7	66.5%
Floating rate	4,770.6	23.0%	6,322.6	31.0%	6,111.0	33.5%
Gross debt before hedging	20,742.1	100.0%	20,377.8	100.0%	18,240.7	100.0%
Fixed rate	10,808.8	51.3%	9,960.8	48.0%	9,759.2	53.6%
Capped floating rate (active caps)	0.0	0.0%	36.0	0.2%	1,401.7	7.7%
Floating rate	10,276.5	48.7%	10,752.5	51.8%	7,052.1	38.7%
Gross debt after hedging and fair value remeasurement of fixed-rate debt	21,085.3	100.0%	20,749.3	100.0%	18,213.0	100.0%
Fair value adjustments to (asset)/liability hedging derivatives	(343.2)		(371.5)		27.7
Gross debt at amortized cost	20,742.1		20,377.8		18,240.7

Back to Contents

Total gross debt as of December 31, 2009 after hedging was 51.3% fixed-rate and 48.7% floating-rate. No caps were active as of December 31, 2009. Excluding inactive caps, the fixed-rate portion of gross debt was 57.1% and the floating-rate portion was 42.9%.

As of December 31, 2009, the Group has cash and cash equivalents of €5,614.4 million, the majority of which bears interest at floating rates.

Net debt totals €15,127.7 million and is 69.2% fixed-rate and 30.8% floating-rate.

Sensitivity of the consolidated income statement and equity:

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity as of December 31, 2009 is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	5,614.4			5,614.4
Total floating-rate liabilities	(3,438.0)	(855.5)	(477.1)	(4,770.6)
Net floating-rate position before hedging	2,176.4	(855.5)	(477.1)	843.8
Derivative instruments (1)	4.2	(2,159.0)	(3,351.1)	(5,505.9)
Net floating-rate position after active management and hedging	2,180.6	(3,014.5)	(3,828.2)	(4,662.1)
(1) Debt hedging financial instruments excluding inactive caps of U.S.$400 million and €952 million.

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2009. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt (after hedging), the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. This sensitivity corresponds to fair market value movements as a result of an instantaneous change in interest rates.

Assuming a constant net debt structure and management policy, an increase in interest rates of 0.5% at the balance sheet date would generate an increase in equity of €25 million (before tax) and a decrease in net income (before tax) of €15 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity. All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the variation in interest rates, all other things being equal.

29.1.2

Management of foreign exchange risk

The Group’s international activities generate significant foreign currency flows.

The Group’s central treasury department manages foreign exchange risk centrally within limits set by the Chief Finance Officer.

Overall exposure to foreign exchange risk and risk management

Foreign exchange risk, as defined in accordance with IFRS 7, mainly results from:

(a)

foreign currency-denominated purchases and sales of goods and services relating to operating activities and the related hedges (e.g. currency forwards). However, these transactions remain minor within the Group (see Note 29.1.2.1);

(b)

foreign currency-denominated financial assets and liabilities, including foreign currency-denominated loans/borrowings and related hedges (e.g. forex swaps) (see Note 29.1.2.2);

(c)

investments in foreign subsidiaries realized through the translation of accounts impacting the translation reserves (see Note 29.1.2.3).

Back to Contents

Management of foreign exchange transaction risk:

The Group has no significant exposure to foreign exchange transaction risk. The activities of the Group are performed by subsidiaries operating in their own country and their own currency. Exposure to foreign exchange risk is therefore naturally limited.

Management of foreign exchange asset risk:

Financing is secured in the local currency for operations located in foreign countries. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves hedging certain net foreign investments and ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses (IAS 21 / IAS 39).

29.1.2.1.

Translation risk

Considering its international presence, the translation of the income statements of the Group’s foreign subsidiaries is sensitive to exchange rate fluctuations.

The following table summarizes the sensitivity of certain Group consolidated income statement aggregates to a 10% increase or decrease in foreign exchange rates against the euro, with regard to the translation of financial statements of foreign subsidiaries.

	Contribution to the consolidated financial statements							Sensitivity to an increase or decrease in the main currencies against the euro
(€ million)	EUR	GBP	USD	PLN	CZK	Other currencies	Total	+10%	-10%
Revenue	20,677.4	2,259.3	2,977.4	502.3	1,150.6	6,984.0	34,551.0	(626.3)	689.0
Operating income	1,046.8	330.4	147.8	46.0	173.3	276.9	2,021.2	(63.4)	69.7

29.1.2.2.

Foreign exchange risk with regard to the net finance cost

With many offices worldwide, Veolia organizes financing in local currencies.

The foreign currency debts borne by the parent company, Veolia Environnement SA, are generally hedged using either derivative instruments or assets in the same currency.

The following table shows the exposure to exchange rate fluctuations of the foreign currency net financial debt of the entities that bear the main foreign exchange risks. It also presents the sensitivity of these entities to a 10% increase or decrease in the parities of the corresponding foreign currencies.

	Net finance cost Foreign currency exposure (in millions of local currency)						Sensitivity to an increase or decrease in the 4 main currencies against the euro (€ million)
	GBP	USD	PLN	CZK	Other currencies (in euros)	Total translated into euros	+10%	-10%
Veolia Environnement SA	(37.4)	(86.0)	(54.7)	(313.1)	(356.3)	(473.9)	(15.3)	9.8
Other Group subsidiaries	(21.8)	(96.6)	(51.5)	(13.2)	(199.2)	(310.4)	(11.8)	9.7
Total in foreign currency	(59.2)	(182.7)	(106.2)	(326.3)	(555.5)	(784.3)
Total translated into euros	(66.2)	(125.8)	(24.5)	(12.3)	(555.5)	(784.3)	(27.1)	19.5

Back to Contents

29.1.2.3.

Foreign exchange and translation risk in the consolidated statement of financial position

Due to its international presence, the Group’s consolidated statement of financial position is exposed to exchange rate fluctuations. A fluctuation in the euro impacts the translation of subsidiary foreign currency-denominated assets in the consolidated statement of financial position. The main currencies used are the US dollar and the pound sterling.

For its most significant assets, the Group has issued debt in the relevant currencies.

The following table shows the net asset amounts for the main currencies, defined as the asset amount excluding net financial debt.

	Contribution to the consolidated financial statements					Sensitivity to an increase or decrease in the 2 main currencies against the euro
(€ million)	EUR	USD	GBP	Other currencies	Total	+10%	-10%
Assets excluding net financial debt by currency	13,044	2,710	2,646	6,859	25,259	595	(487)
Net financial debt by currency	8,506	1,595	1,857	3,170	15,128	384	(314)
Net assets by currency	4,538	1,115	789	3,689	10,131	211	(173)

29.1.3

Management of commodity risk

Fuel or electricity prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement’s activities have not been materially affected and should not be materially affected in the future by cost increases or the availability of fuel or other commodities. The long-term contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

Nonetheless, as part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of commodities and set-up derivatives to fix the cost of commodities supply, where the contracts do not offer adapted protection.

29.1.3.1.

Fuel risks

In the Transportation Division, a “fuel” hedging policy has been implemented in order to control trends in fuel prices. The Group uses firm fuel purchase contracts (deemed for its own use) or derivatives whose characteristics (notional amount, maturity) are defined in line with forecast fuel requirements (based on firm orders or highly probably forecast flows). The majority of these derivatives are swaps used to determine the forward purchase price of fuel.

These derivatives were analyzed in accordance with IAS 39 and classified as hedging instruments (cash flow hedges) (see Note 28).

29.1.3.2.

Coal, gas and electricity risks

The Group has entered into long-term gas, coal, electricity and biomass purchase contracts in order to secure its supplies.

The majority of these commitments are reciprocal; the third parties concerned are obliged to deliver the quantities indicated in these contracts and the Group is obliged to take them.

These contracts are considered to fall outside the scope of IAS 39, except for specific transactions in Germany, where electricity purchase options and sales commitments have been contracted in parallel. These transactions are not eligible for hedging within the meaning of IAS 39 (see Note 36 on off-balance sheet commitments).

Back to Contents

29.2

Management of equity risk

As of December 31, 2009, Veolia Environnement held 14,731,592 of its own shares, of which 8,591,656 were allocated to external growth operations and 6,139,936 were acquired for allocation to employees under stock option and employee savings plans, with a market value of €340.7 million, based on a share price of €23.125 and a net carrying amount of €452.6 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

29.3

Management of liquidity risk

The operational management of liquidity and financing is managed by the Treasury and Financing Department. This management involves the centralization of major financing in order to optimize liquidity and cash.

The Group secures financing on international bond markets, international private placement markets, the treasury note market and the bank lending market, (see Note 17 “Non-current and current borrowings”).

Back to Contents

29.3.1

Maturity of financial liabilities

Undiscounted contractual flows of financial liabilities, comprising principal payments and interest flows, are presented below. Market data used are valid as of December 31, 2009:

	As of December 31, 2009		Maturing in
(€ million)	Net carrying amount	Total contractual flows(1)	Less than 1 year	2 years	3 to 5 years	More than 5 years
Non-current borrowings	17,647.3	17,422.7		773.4	5,468.1	11,181.2
o/w bond issues – publicly offered	12,511.8	12,304.1		-	3,735.9	8,568.2
o/w bond issues – private placements	299.1	288.7			142.9	145.8
Current borrowings	2,983.1	2,983.1	2,983.1
Trade payables	5,311.0	5,311.0	5,311.0
Other current operating payables	4,933.4	4,933.4	4,933.4
Bank overdrafts and other cash position items	454.9	454.9	454.9
Interest on non-current and current borrowings (2)			851.8	823.0	1,952.9	4,019.3
Derivative instruments – Liabilities	224.1
o/w interest rate derivatives	76.6	751.6	57.0	57.2	158.1	479.3
Fair value hedges	8.3	85.5	10.9	10.9	30.0	33.7
Cash flow hedges	59.6	640.8	46.0	42.1	118.8	433.9
Derivatives not qualifying for hedge accounting	8.7	25.3	0.1	4.2	9.3	11.7
o/w foreign currency derivatives not qualifying for hedge accounting	86.8	88.0	68.0	0.1	1.4	18.5
Inflows		(2,761.8)	(2,755.3)	(1.1)	(5.4)	0.0
Outflows		2,849.8	2,823.3	1.2	6.8	18.5
o/w foreign currency derivatives hedging a net investment	17.1	17.1	1.6			15.5
Inflows		(276.4)	(272.5)	(3.9)
Outflows		293.5	274.1	3.9		15.5
o/w commodity derivatives	43.6
Sub-total debts and liabilities			14,660.8	1,653.7	7,580.5	15,713.8
Derivative instruments – Assets	(477.5)
o/w interest rate derivatives	(355.0)	(1,173.6)	(180.8)	(180.7)	(458.4)	(353.7)
Fair value hedges	(351.5)	(1163.0)	(178.3)	(178.3)	(453.3)	(353.1)
Cash flow hedges	(0.1)	0.0	0.0	0.0	0.0	0.0
Derivatives not qualifying for hedge accounting	(3.5)	(10.6)	(2.5)	(2.4)	(5.1)	(0.6)
o/w foreign currency derivatives not qualifying for hedge accounting	(45.5)	(42.8)	(26.5)	(3.4)	(8.9)	(4.0)
Inflows		(1,182.4)	(995.4)	(53.3)	(102.9)	(30.8)
Outflows		1,139.6	968.9	49.9	94.0	26.8
o/w foreign currency derivatives hedging a net investment	(13.1)	(13.1)	(3.0)			(10.1)
Inflows		(185.1)	(175.0)			(10.1)
Outflows		172.0	172.0
o/w commodity derivatives	(63.9)
Sub-total assets			(210.3)	(184.1)	(467.3)	(367.8)
Total			14,450.5	1,469.6	7,113.2	15,346.0
(1) debts are presented at the year-end exchange rate (2) floating-rate interest is calculated at the year-end interest rate

The average maturity of financial debt is 10 years.

Back to Contents

29.3.2

Net liquid asset positions

Net liquid assets of the Group as of December 31, 2009 break down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Veolia Environnement:
Undrawn MT syndicated loans *	3,694.6	2,890.3	4,000.0
Undrawn MT credit lines	400.0	575.0	850.0
Undrawn ST credit lines	575.0	350.0	175.0
Cash & cash equivalents	4,091.2	2,283.6	1,550.8
Subsidiaries:
Cash & cash equivalents	1,523.2	1,566.0	1,564.8
Total liquid assets	10,284.0	7,664.9	8,140.6
Current debts and bank overdrafts and other cash position items
Current debts	2,983.1	3,219.7	3,805.0
Bank overdrafts and other cash position items	454.9	465.7	459.4
Total current debts and bank overdrafts and other cash position items	3,438.0	3,685.4	4,264.4
Total liquid assets net of current debts and bank overdrafts and cash position items	6,846.0	3,979.5	3,876.2
* maturing April 20, 2012.

As of December 31, 2009, Veolia Environnement had total liquid assets of €10.3 billion, including cash and cash equivalents of €5.6 billion.

As of December 31, 2009, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,049.8 million including non-dynamic monetary UCITS of €3,037.9 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €375.2 million, monetary notes of €385.0 million and term deposits of €250.0 million.

Undrawn credit lines as of December 31, 2009 are as follows:

Bank	Amount in € million	Maturity
NATIXIS	150	March 31, 2012
BNP Paribas	150	March 2, 2012
HSBC	100	June 30, 2011
RBS formerly ABN	100	December 29, 2010
SG	150	December 23, 2010
ABN Amro	125	December 20, 2010
CIC and BFCM	100	November 15, 2010
Calyon	100	March 4, 2010
Total	975

The €150 million credit line with BNP Paribas which matured on March 3, 2009 was renewed in the same amount, with a new maturity of March 2, 2012.

The €200 million credit line with Natixis which matured on February 9, 2009 was renewed in the amount of €150 million, with a new maturity of March 31, 2012.

A new credit line of €100 million was negotiated with HSBC, with a maturity of June 30, 2011.

Veolia Environnement may draw on the multi-currency syndicated credit facility and all credit lines at any time.

Back to Contents

29.3.3

Rating

As of December 31, 2009, Moody’s and Standard & Poor’s rated Veolia Environnement SA as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Negative	On March 26, 2009, Moody’s confirmed the ratings assigned to Veolia Environnement on June 27, 2005, but downgraded the outlook from stable to negative.
Standard and Poor’s	A-2	BBB+	Negative

On March 25, 2009, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005, but downgraded the outlook from stable to negative. On January 4, 2010, these ratings were confirmed by Standard and Poor’s.

29.3.4

Information on early debt repayment clauses

Debt of Veolia Environnement SA:

Bank financing:

The legal documentation for syndicated loans (particularly the syndicated loan of €4 billion) and bilateral credit lines contracted by Veolia Environnement SA does not contain any financial covenants, i.e. obligations to comply with a debt payout ratio or interest ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Bond financing:

The private placement performed in the United States in 2003 (outstanding of €299.1 million as of December 31, 2009) is the only source of bond financing that contains financial covenants (debt hedging ratio < 5.3 and interest hedging ratio > 3.2). These covenants were complied with as of December 31, 2009

The legal documentation for the notes issued by the Company under its EMTN program (outstanding of €11.2 billion as of December 31, 2009) does not contain any financial covenants.

Debt of subsidiaries:

The project financing borne by specific companies or the financing granted by multilateral development banks to the Group’s subsidiaries may contain financial covenants.

As of December 31, 2009, the financing agreements containing such covenants and amounting to more than €100 million (Group share) were as follows:

Financing (€ million)	Outstanding as of December 31, 2009	Type of covenant
Aquiris (Water Division - Belgium)	179.1	DPR[1] and deadline for obtaining final acceptance for the plant
Delfluent (Water Division – Netherlands)	112.4	DPR, forecast DPR and duration of financing
Shenzhen (Water Division – China)	100.9	Minimum reserve account
Redal (Water Division - Morocco)	103.6	Working capital, equity/share capital and DPR
DPR (Debt Payout Ratio) = Net financial debt ratio/EBITDA for which the defined aggregates may vary according to the financing

Back to Contents

As of December 31, 2009, the Group complied with all the covenants included in the documentation of these significant financing agreements.

With regard to the Aquiris project (Brussels wastewater treatment plant), the lenders waived their right as of January 29, 2010 to demand early repayment of the financing until June 30, 2010. At the same time, a demand guarantee, exercisable as of June 30, 2010 and maturing on August 31, 2010, was granted by Veolia Eau-CGE to the lenders.

Financing for a project with an outstanding of €81 million as of December 31, 2009 contains a covenant that has yet to be complied with.

29.4

Management of credit risk

The Group is exposed to counterparty risk in various areas: its operating activities, cash investment activities and derivatives.

29.4.1

Counterparty risk relating to operating activities

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

Group customer credit risk analysis may be broken down into the following four categories (Public customers - Delegating authority, Private customers - Individuals, Public customers - Other and Private customers - Companies):

		As of December 31, 2009			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Public customers - Delegating authority	Private customers - Individuals	Public customers - Other	Private customers - Companies
Non-current and current operating financial assets	10	5,705.0	(53.2)	5,651.8	4,647.3		185.6	818.9
Trade receivables	13	9,641.6	(560.3)	9,081.3	2,202.8	1,685.8	1,672.9	3,519.8
Other current operating receivables	13	1,178.0	(76.8)	1,101.2	183.3	318.6	88.3	511.0
Other non-current financial assets in loans and receivables	11	774.8	(73.5)	701.3	59.0	4.1	19.3	618.9 (1)
Current financial assets in loans and receivables	11	195.8	(31.9)	163.9	27.9	5.1	3.8	127.1
Loans and receivables		17,495.2	(795.7)	16,699.5	7,120.3	2,013.6	1,969.9	5,595.7
Other non-current financial assets	11	72.8	(20.2)	52.6	3.1	7.1	18.2	24.2
Other current financial assets	11	57.9	(4.1)	53.8	1.9	4.1	0.3	47.5
Total		17,625.9	(820.0)	16,805.9	7,125.3	2,024.8	1,988.4	5,667.4

1

Of which Dalkia International and its subsidiaries in the amount of €434.2 million as of December 31, 2008 and €390.8 million as of December 31, 2009.

Back to Contents

The analysis of Group customer credit risk as of December 31, 2008 is as follows:

		As of December 31, 2008			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Public customers - Delegating authority	Private customers - Individuals	Public customers - Other	Private customers - Companies
Non-current and current operating financial assets	10	5,763.8	(12.6)	5,751.2	4,834.9	-	54.0	862.3
Trade receivables	13	10,253.0	(550.9)	9,702.1	2,228.2	1,877.2	1,776.1	3,820.6
Other current operating receivables	13	1,314.1	(59.6)	1,254.5	244.3	312.9	153.1	544.2
Other non-current financial assets in loans and receivables	11	803.0	(63.4)	739.6	59.9	21.8	28.9	629.0 (1)
Current financial assets in loans and receivables	14	283.3	(27.9)	255.4	29.4	4.7	28.6	192.7
Loans and receivables		18,417.2	(714.4)	17,702.8	7,396.7	2,216.6	2,040.7	6,048.8
Other non-current financial assets	11	91.5	(13.8)	77.7	23.3	8.1	17.6	28.7
Other current financial assets	14	70.2	(4.2)	66.0	2.0	3.9	26.0	34.1

Given the nature of the Group’s activities and its customers, and notably the ongoing nature of its activities, the Group considers that credit risk is unlikely to have a material impact.

1

Of which Dalkia International and its subsidiaries in the amount of €434.2 million as of December 31, 2008 and €390.8 million as of December 31, 2009.

Back to Contents

Assets past due and not impaired break down as follows:

		As of December 31, 2009				Assets past due but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
(€ million)	Note					0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,705.0	(53.2)	5,651.8	5,623.7	13.7	7.4	7.0
Trade receivables	13	9,941.6	(560.3)	9,081.3	6,765.4	1,631.7	267.3	416.9
Other current operating receivables	13	1,178.0	(76.8)	1,101.2	747.2	87.3	171.3	95.4
Other non-current financial assets in loans and receivables	11	774.8	(73.5)	701.3	701.3
Current financial assets in loans and receivables	11	195.8	(31.9)	163.9	136.4	10.8	5.6	11.1
Loans and receivables		17,495.2	(795.7)	16,699.5	13,974.0	1,743.5	451.6	530.4
Other non-current financial assets	11	72.8	(20.2)	52.6	52.6
Other current financial assets	11	57.9	(4.1)	53.8	48.2		1.9	3.7

Assets past due over 6 months and not impaired (€987.6 million) mainly consist of trade receivables. They declined by 11.2% compared to fiscal 2008.

Payment delays in excess of 6 months are mainly concentrated in two countries where settlement periods are exceptionally long:

•

In Italy, the net “trade receivables” account for all Group subsidiaries is €247.2 million as of December 31, 2009, for receivables past due over 6 months. This period is due to settlement practices in this country. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities and state bodies for which the recovery period is long.

•

In Morocco, the net “trade receivables” account is €39.6 million as of December 31, 2009, compared to €73.3 million as of December 31, 2008, for receivables past due over 6 months. This decrease was mainly attributable to the change in consolidated method (from full to proportionate consolidation) for the Water division’s activity in North Africa and the Middle East.

Finally, in France, net trade receivables past due over 6 months total €196.7 million at the end of 2009 (€262.1 million at the end of 2008) representing 4.2% of customer outstandings (including €109.8 million past due over one year), the majority of which concern amounts invoiced on behalf of local authorities and public bodies, receivables on local authorities and public bodies and VAT.

Back to Contents

Financial assets maturity schedule as of December 31, 2008.

		As of December 31, 2008				Assets past due but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
(€ million)	Note					0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,763.8	(12.6)	5,751.2	5,738.4	7.2	5.6	-
Trade receivables	13	10,253.0	(550.9)	9,702.1	6,649.7	2,258.2	387.4	406.8
Other current operating receivables	13	1,314.1	(59.6)	1,254.5	819.5	162.5	162.1	110.4
Other non-current financial assets in loans and receivables	11	803.0	(63.4)	739.6	739.6	-	-	-
Current financial assets in loans and receivables	11	283.3	(27.9)	255.4	188.6	45.2	12.3	9.3
Loans and receivables		18,417.2	(714.4)	17,702.8	14,135.8	2,473.1	567.4	526.5
Other non-current financial assets	11	91.5	(13.8)	77.7	77.7	-	-	-
Other current financial assets	11	70.2	(4.2)	66.0	17.7	30.5	3.9	13.9

Financial assets maturity schedule as of December 31, 2007:

		As of December 31, 2007				Assets past due but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
(€ million)	Note					0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,633.6	(6.0)	5,627.6	5,624.4	2.5	0.7	-
Trade receivables	13	9,813.7	(510.0)	9,303.7	6,335.5	2,305.0	309.7	353.5
Other current operating receivables	13	1,508.1	(75.1)	1,433.0	784.0	451.5	134.1	63.4
Other non-current financial assets in loans and receivables	11	572.6	(57.6)	515.0	515.0	-	-	-
Current financial assets in loans and receivables	11	174.1	(21.3)	152.8	123.3	15.7	6.2	7.6
Loans and receivables		17,702.1	(670.0)	17,032.1	13,382.2	2,774.7	450.7	424.5
Other non-current financial assets	11	231.0	-	231.0	231.0	-	-	-
Other current financial assets	11	177.2	-	177.2	177.2	-	-	-

29.4.2

Counterparty risk relating to investment and hedging activities

The Group is exposed to credit risk relating to the investment of its surplus cash and its use of derivative instruments in order to manage interest rate and currency risk. Credit risk corresponds to the loss that the Group may incur should a counterparty default on its contractual obligations. In the case of derivative financial instruments, this risk corresponds to the fair value of all the instruments contracted with a counterparty insofar as this value is positive.

The Group minimizes counterparty risk through internal control procedures limiting the choice of counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor’s or Fitch’s rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies and the size of their equity, and are reviewed monthly. In addition, derivative transactions are only entered into with counterparties with whom the Group has an ISDA or FBF framework agreement.

Back to Contents

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes the cash positions of Group entities. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group Treasury and Financing Department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the middle-office. The Group is not exposed to any risk as a result of material concentration.

As of December 31, 2009, Veolia Environnement SA’s total outstandings exposed to credit risk amounted to €4,049.8 million with regard to investments and €272 million with regard to derivative instruments (sum of the fair values of assets and liabilities). These counterparties are investment grade for up to 97% of the total exposure.

Veolia Environnement SA cash surpluses (€4.05 billion as of December 31, 2009) are managed with a profitability objective close to that of the money market and avoiding exposure to capital risk and maintaining a low level of volatility.

They were injected into the following types of investment:

•

non-dynamic monetary UCITS (with the AMF Euro Monetary classification) for €3,038 million,

•

certificates of deposit and term deposits with a maturity of less than three months with leading French banks with a rating from Moody’s, Standard & Poor’s or Fitch: A1+/P1/F1 in the short term for €350 million,

•

negotiable debt securities with a maturity of less than three months issued by CAC40 or Eurostoxx 50 companies for €275 million,

•

monetary notes issued by leading French banks with a rating from Moody’s, Standard & Poor’s or Fitch: A1+/P1/F1 in the short term for €385 million.

NOTE 30

Employee benefit obligation

Share-based compensation

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management.

Outstanding option plans at the end of 2009 were as follows:

	N°7	N°6	N°5	N°4	N°3	N°2
	2007	2006	2004	2003	2002	2001
Grant date	07/17/2007	03/28/2006	12/24/2004	03/24/2003	01/28/2002	02/08/2001
Number of options granted	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000
Number of options not exercised	635,850 (*)	3,709,861	3,080,738	1,571,010	1,929,114	0
Plan term	8 years	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service plus performance conditions to be satisfied	4 years service	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service
Vesting method	After 4 years	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	After 3 years
Strike price (in euros)	57.05	44.03**	24.32**	22.14**	36.65**	40.59**

*

Given the performance criteria, the number of options effectively exercisable has been reduced from 1,742,650 in 2008.

**

Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2008). To recap, the initial strike prices for plans no. 2, no. 3, no. 4, no. 5 and no. 6 were €42.00, €37.53, €22.50, €24.72 and €44.75 respectively.

Back to Contents

2008 and 2009:

The Group did not grant any share options in 2008 or 2009.

2007:

In 2007, the Group granted 2,490,400 share options to two employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007 was €13,91. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate of 4.59%, estimated exercise maturity of 6 years.

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

Finally, in 2007, the Group granted 205,200 Stock Appreciation Rights (SAR) to ordinary shares to three groups of employees: firstly, Veolia Environnement Group management, secondly senior managers of Veolia Environnement Group companies and thirdly employees recognized for their excellent performance in 2006. Rights vest after four years subject to performance conditions. As of December 31, 2009, the estimated fair value of each option granted in 2007 is €0.195. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €22.52, historical volatility of 33.24%, expected dividend yield of 5.35%, risk-free interest rate of 1.99%, estimated exercise maturity of 3 years, subscription price of €57.20.

The number of options granted under the three 2007 plans (share options, free shares and SAR) was determined based on the increase in net earnings per share between December 31, 2006 and December 31, 2008. This has been taken into account in the calculation of the number of options vested and the compensation expense.

2006:

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was €10.01. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate of 3.69%, estimated exercise maturity of 6 years.

Information on share purchase and subscription options granted since 2001 is detailed below, with a breakdown of movements in 2007, 2008 and 2009 (share option plans excluding SAR plans and free share plans):

	Number of shares outstanding	Weighted average strike price (in € )
As of December 31, 2006	16,800,258	33.67
Granted	2,490,400	57.05
Adjustment for share capital increase of July 10, 2007	228,525	33.79
Exercised	(4,046,076)	30.20
Cancelled	(51,934)	49.70
Expired	-	-
As of December 31, 2007	15,421,173	37.71
Granted	-	-
Exercised	(886,095)	28.36
Cancelled	(242,056)	46.78
Expired	(1,804,495)*	56.17
As of December 31, 2008	12,488,527	35.53
Granted
Exercised	(31,011)	25.06
Cancelled	(148,418)	46.05
Expired	(1,382,525)	40.59
As of December 31, 2009	10,926,573	34.78
* including 1,742,650 shares due to failure to meet performance conditions

Back to Contents

The average share price at the time of option exercise in 2009 was €24.21.

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2009 are as follows:

Strike price	Number of options outstanding	Average strike price (in euros)	Average residual term (in years)	Number of options vested
20-25	4,651,748	23.58	2.39	4,651,748
35-40	1,929,114	36.65	0.08	1,929,114
40-45	3,709,861	44.03	4.24	0
55-60	635,850	57.05	5.54	0
	10,926,573	34.78	3.40	6,580,862

As of December 31, 2009, 6,580,862 can be exercised.

Employees’ savings plans

Veolia Environnement has set-up standard and leveraged savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

Veolia Environnement did not introduce any new employee savings plans in 2008.

Shares subscribed by Veolia Environnement employees in 2007 and 2009:

	2009	2007
Number of shares	624,387	1,415,163
Subscription price	€21.28	€48.37 (*)
Amount subscribed (€ million)	13.3	68.5

(*)

 weighted average price - 1,392,857 shares were subscribed at €48.18 and 22,306 were subscribed at €60.23 (leveraged formula with the grant of share subscription warrants in Germany and leveraged formula with the grant of SAR in Australia, Canada, South Korea, Portugal and Sweden).

In 2009, in the absence of a discount for plan subscribers, the expense recognized for the savings plan totaled €5.1 million and corresponds to the contribution valued as of July 3, the transaction closing date, less a non-transferability discount for the standard plan of €915,000.

In 2007, a compensation expense of €49.7 million was recorded in accordance with IFRS 2 on share-based payments. This compensation includes a discount for non-transferability of €7.2 million.

Veolia Group applies the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007). The discount for non-transferability was determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares, financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost were 4.05% and 6.74% in 2007 and 2.76% and 6.90% in 2009. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date was 12% in 2007 and 17.9% in 2009.

Back to Contents

Pension plans and other post-employment benefits

a - Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In certain subsidiaries, supplementary defined contribution plans were set up. Expenses incurred by the Group under these plans total €91 million for 2009 and €89 million for 2008.

Certain Group companies have established defined benefit pension plans and/or offer other post-employment benefits (mainly retirement termination payments). The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2009 of €988 million (and plan assets of €857 million) and in France with a pension obligation as of December 31, 2009 of €478 million (and plan assets of €127 million), notably in respect of retirement termination payments.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 11,500 employees. The corresponding expense recorded in the consolidated income statement is equal to annual contributions and totals slightly over €29 million in 2009 compared to €32 million in 2008. Multi-employer plans in Sweden and the Netherlands are funded by capitalization; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b-

Obligations in respect of defined benefit pension plans and other post-employment benefits

The following schedules present obligations in respect of defined benefit pension plans and other post-employment benefits

NB: these schedules exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

Back to Contents

b-1 Change in the defined benefit obligation (D.B.O)

	As of December 31,
(€ million)	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in the defined benefit obligation	2009	2008	2007	2009	2008	2007
Defined benefit obligation at beginning of year	1,522.0	1,733.4	1,836.0	41.7	41.0	53.8
Current service cost	51.3	53.4	61.8	0.6	1.4	1.6
Interest cost	89.4	88.7	85.7	2.4	2.2	2.3
Plan participants’ contributions	5.7	7.1	7.9	-	-	-
Benefit obligation assumed on acquisition of subsidiaries	5.1	7.3	41.3	-	-	-
Benefit obligation transferred on disposal of subsidiaries	(14.3)	(20.4)	(2.3)	-	-	-
Curtailments Liquidations	(9.3) (1.1)	(5.0) (23.2)	(3.3) (9.6)	- (2.6)	- -	(8.3) -
Actuarial loss (gain)	142.6	(75.2)	(128.5)	1.3	(3.7)	(5.9)
Benefits paid	(78.8)	(79.2)	(75.6)	(2.8)	(3.1)	(2.6)
Plan amendments	3.3	43.0	21.1	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	54.2	(207.9)	(101.1)	0.9	3.9	0.1
(1) Defined benefit obligation at end of year	1,770.1	1,522.0	1,733.4	41.5	41.7	41.0

Other changes in the defined benefit obligation for pension plans and other post-employment benefits (excluding medical insurance coverage of retirees) primarily concern the impact of foreign exchange translation (€60 million in 2009).

b-2 Change in plan assets

	As of December 31,
(€ million)	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in plan assets	2009	2008	2007	2009	2008	2007
Fair value of plan assets at beginning of year	901.1	1,242.7	1,220.8	-	-	-
Expected return on plan assets	58.6	72.8	70.9	-	-	-
Actuarial gains (losses)	79.2	(219.6)	(5.6)	-	-	-
Group contributions	63.4	45.2	74.9	-	-	-
Plan participants’ contributions	5.7	7.1	7.9	-	-	-
Plan assets acquired on acquisition of subsidiaries	4.1	1.8	24.8	-	-	-
Plan assets transferred on disposal of subsidiaries	(2.4)	(1.6)	(0.5)	-	-	-
Liquidations	(0.9)	(12.2)	(9.9)	-	-	-
Benefits paid	(50.5)	(49.0)	(47.8)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	43.6	(185.9)	(92.8)	-	-	-
(2) Fair value of plan assets at end of year	1,101.9	901.1	1,242.7	-	-	-

Back to Contents

Other changes in plan assets primarily concern the impact of foreign exchange translation (€51 million in 2009).

Group pension plan assets were invested as follows as of December 31, 2009, 2008 and 2007:

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Shares	46%	46%	50%
Bonds and debt instruments	41%	40%	38%
Insurance risk-free funds	13%	12%	8%
Liquid assets	0%	0%	3%
Other	0%	2%	1%

Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and expected long-term rates of return are based on long-term market performance statistics.

The actual return on plan assets (expected return on plan assets + actuarial gains/losses) was €137.8 million at the end of 2009, compared to -€146.8 million at the end of December 2008 and €65.3 million at the end of December 2007.

The expected return on plan assets in 2010 is €64 million.

Group contributions in 2009 include exceptional contributions of €7 million in the United Kingdom.

The Group plans to make contributions of €46 million to defined benefit plans in 2010.

b-3 Change in funding status and the provision

	As of December 31
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2009	2008	2007	2009	2008	2007
Funding status = (2) – (1)	(668.2)	(620.9)	(490.7)	(41.5)	(41.7)	(41.0)
Unrecognized past service costs	88.4	96.6	61.2	0.6	-	-
Other	0	(2.1)	(6.4)		-	-
Net obligation	(579.8)	(526.4)	(435.9)	(40.8)	(41.7)	(41.0)
Provisions	(594.2)	(539.8)	(445.3)	(40.8)	(41.7)	(41.0)
Prepaid benefits	14.4	13.6	9.4	0	-	-

Back to Contents

Provisions for post-employment benefits total €635.0 million, compared to €581.5 million in 2008. In 2009, this amount notably includes provisions of €7.2 million reclassified in the consolidated statement of financial position in Liabilities directly associated with assets held for sale (i.e. an amount of €627.8 million recorded in the consolidated statement of financial position).

The defined benefit obligation (DBO) is €347 million for unfunded defined benefit pension plans and other post-employment benefits (excluding medical insurance coverage of retirees) and €1,423 million for partially or fully funded plans as of December 31, 2009, compared to €341 million and €1,181 million at the end of 2008 and €334 million and €1,441 million at the end of 2007.

b-4 Change in repayment entitlement

(€ million) Change in repayment entitlement	2009	2008	2007
Fair value of repayment entitlement at beginning of year	22.3	21.5	25.9
Expected return on repayment entitlement	0.9	0.9	1.1
Actuarial gains (losses)	0.9	(1.0)	(3.3)
Repayment entitlement acquired on acquisition of subsidiaries	-	-	-
Repayments	(1.9)	(1.6)	(2.2)
Other (including new repayment entitlements)	0.2	2.5	-
Fair value of repayment entitlement at end of year	22.4	22.3	21.5

The market value of repayment entitlement recorded in assets as of December 31, 2009 is €22.4 million. Repayment entitlement concerns the portion of employee rights to post-employment benefits (including medical insurance coverage of retirees) corresponding to periods during which the employee was employed by a previous employer or where the operating contract stipulates that employee entitlement to post-employment benefits is assumed by a third party.'

b-5 Impact on the consolidated income statement

The net benefit cost for the period is as follows:

	As of December 31
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2009	2008	2007	2009	2008	2007
Current service cost	51.3	53.4	61.8	0.6	1.4	1.6
Interest cost	89.4	88.7	85.7	2.4	2.2	2.3
Expected return on plan assets	(58.6)	(72.8)	(70.9)	-	-	-
Expected return on repayment entitlement	-	-	(1.1)	(0.9)	(0.9)	-
Past service costs recognized in the year	10.2	9.4	7.6	0.4	-	0.1
Curtailments / liquidations	(9.5)	(16.3)	(3.1)	(2.6)	-	-
Other (1)	(12.3)	(1.2)	(0.3)	-	2.2	-
Net benefit cost (2)	70.5	61.2	79.7	(0.1)	4.9	4.0

(1)

In 2009, the “Other” heading primarily includes provision charges and reversals for labor commitments involving contract gains and losses.

(2)

The 2008 cost excludes the Clemessy and Crystal entities, divested in December 2008.

These costs were recorded in full in operating income, except for interest costs and the expected return on plan assets which are recorded in net finance costs.

Back to Contents

c - Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented.

Pension plans and other post-employment benefits (excluding medical insurance coverage of retirees)

The benefit obligation in respect of pension plans as of December 31, 2009, 2008 and 2007 is based on the following average assumptions:

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Discount rate	5.23%	5.83%	5.49%
Expected rate of salary increase	3.66%	3.8%	3.5%

As of December 31, 2009, the discount rates in the main areas with regard to post-employment commitments are as follows:

As of December 31, 2009
United Kingdom	5.5%
Euro zone	5.25%

The expected returns on plan assets in 2009, 2008 and 2007, as defined at the start of each year to determine the amount recorded in the income statement, are as follows:

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Expected return on plan assets	6.5%	6.4%	6.0%
Average residual active life expectancy (in years)	13.0	12.0	12.0

In the United Kingdom, where the vast majority of plan assets are located, the expected return, as defined at the start of 2009, was 7%.

The actual return on plans assets in 2009, 2008 and 2007 was 13.8%, -13.7% and 5.3% respectively.

The Group benefit obligation is especially sensitive to the discount rate and inflation. A 1% increase in the discount rate would decrease the benefit obligation by €237 million and current service costs by €10 million. A 1% decrease in the discount rate would increase the benefit obligation by €284 million and current service costs by €13 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €231 million and current service costs by €9 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €201 million and current service costs by €7 million.

A 1% increase in the expected rate of return assumption would generate additional income of €7.8 million.

Medical insurance coverage of retirees

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Assumed rate of increase in health costs in the coming year	4.9%	5.1%	5.4%
Target rate of increase in costs	3.5%	3.6%	3.5%
Year long-term rate is expected to stabilize	2019	2020	2020

Assumptions concerning the growth in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in the assumed rate of increase in health costs would increase the post-employment benefit obligation by €6.9 million and, conversely, a 1% decrease would reduce the post-employment benefit obligation by €5.3 million.

Assumptions concerning the rate of increase in health insurance costs have a minimal impact on the current service cost.

Back to Contents

Amounts for the current and four prior periods are as follows:

Retirement plans and other post-employment benefits (excluding medical insurance coverage of retirees)	2009	2008	2007	2006
Benefit obligation at year end	(1,770.1)	(1,522.0)	(1,733.4)	(1,836.0)
Fair value of plan assets at year end	1,101.9	901.1	1,242.7	1,220.8
Funded status	(668.2)	(620.9)	(490.7)	(615.2)
Actuarial gains (losses) / experience adjustments on obligations	(11.7)	8.8	(0.7)	3.4
% of the benefit obligation	0.66%	-0.58%	0.04%	-0.19%
Actuarial gains (losses) / experience adjustments on plan assets	79.2	(219.6)	(5.6)	21.5

Medical insurance coverage of retirees	2009	2008	2007	2006
Benefit obligation at year end	(41.5)	(41.7)	(41.0)	(53.8)
Fair value of plan assets at year end		-	-	-
Funded status	(41.5)	(41.7)	(41.0)	(53.8)
Actuarial gains (losses) / experience adjustments on obligations	0.5	1.9	1.9	-0.7
% of the benefit obligation	-1.20%	-4.56%	-4.63%	1.30%
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-	-

The cumulative amounts of actuarial gains and losses on obligations and assets recognized in other comprehensive income and the change in the asset ceiling are as follows:

	2009	2008	2007
Cumulative amount as of January 1	(185.8)	(48.3)	(172.7)
Change during the period	(61.7)	(137.5)	124.4
Cumulative amount as of December 31	(247.5)	(185.8)	(48.3)

NOTE 31

Main acquisitions

31.1

Acquisitions in 2009

Acquisitions in 2009 with related net cash flows of less than €100 million represent business combination costs of €195 million. These acquisitions contributed €110 million to Group revenue in 2009.

In general, goodwill balances are justified by synergies with existing operations in the Group and future developments.

31.2

Acquisitions in 2008

Acquired asset and liability fair values recorded at the end of 2008 in the opening balance sheets of 2008 acquisitions not yet definitive as of December 31, 2008 (Tianjin Shibei at Veolia Eau-CGE in China, Bartin Aero Recycling Group at Veolia Propreté, and the Praterm Group at Veolia Energie in Poland) were not materially changed during the 12-month allocation period following their acquisition date.

Back to Contents

NOTE 32

Construction contracts

As described in Note 1.23, Veolia recognizes its construction contracts under the percentage of completion method. At each period-end, a statement per contract compares the amount of costs incurred, plus profits (including any provisions for losses to completion) with the intermediary billings: “Construction contracts in progress / Assets” is therefore a contract for which the costs incurred and profits recognized exceed the billing issued.

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Construction contracts in progress / Assets (A)	358.7	495.6	593.8
Construction contracts in progress / Liabilities (B)	292.4	332.2	232.0
Construction contracts in progress / net (A) – (B)	66.3	163.4	361.8
Costs incurred plus income and losses recognized to date (C)	5,413.7	4,404.8	4,068.7
Amounts billed (D)	5,347.4	4,241.4	3,706.9
Construction contracts in progress / net (C) – (D)	66.3	163.4	361.8
Customer advances	36.8	355.8	41.2

NOTE 33

Operating leases

The Group enters into operating leases (mainly for transportation equipment and constructions).

The future minimum lease payments under operating leases amount to €2,753.7 million as of December 31, 2009, compared to €2,530.4 million as of December 31, 2008 and €2,190.0 million as of December 31, 2007.

As of December 31, 2009, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2010	567.7
2011 & 2012	864.5
2013 & 2014	624.6
2015 and thereafter	696.9
Total future minimum lease payments	2,753.7

Lease payments for the period

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Minimum lease payments expensed in the period	630.9	609.7	523.4
Contingent rent expensed in the period	18.7	13.6	17.1
Total lease payments for the period	649.6	623.3	540.5

Sub-lease revenue is not material.

Assets leased under operating leases

The value of assets concerned by operating leases within the Group is not material

Back to Contents

NOTE 34

Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below (Group part):

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Non-current assets	8,188.4	7,682.7	6,757.3
Current assets	3,984.1	3,670.8	3,115.5
Total assets	12,172.5	11,353.5	9,872.8
Equity attributable to owners of the Company	3,128.1	2,910.7	2,295.9
Equity attributable to non-controlling interests	915.1	801.6	895.5
Non-current liabilities	3,295.8	3,016.6	2,650.8
Current liabilities	4,833.4	4,624.6	4,030.6
Total equity and liabilities	12,172.4	11,353.5	9,872.8

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Income Statement data
Revenue	5,520.3	5,481.1	4,623.7
Operating income	636.8	612.6	659.9
Net income for the year	326.5	261.2	322.9
Financing data
Operating cash flows	819.8	712.3	567.0
Investing cash flows	(644.9)	(621.7)	(566.8)
Financing cash flows	(316.1)	(533.2)	(289.9)

The most material proportionately consolidated are as follows:

•

BWB (Berlin water services company) in the Water Division in Germany is 50% consolidated and contributed revenue of €602 million, operating income of €225 million, net assets of €2,735 million and net debt of €1,498 million;

•

Dalkia International is 75.81% consolidated and contributed revenue of €2,282 million, operating income of €158 million and net assets of €1,857 million;

•

The Proactiva Group in South America contributed revenue of €202 million, operating income of €26 million and net assets of €108 million;

•

The Shenzhen and Tianjin Shibei contracts in the Water Division in China are 25% and 49% consolidated respectively and contributed €138 million and €48 million respectively to revenue and €237 million and €150 million respectively to net assets;

•

A change in the governance of the partnership with Mubadala Development Company on December 22, 2009 led to a change in consolidation method (from full to proportionate consolidation) for the activity of the Water Division in North Africa and the Middle East. This change in governance also resulted in financial debt restructuring, whereby the Group granted a 16-year loan for €121 million at a fixed rate of 5.7% (market conditions).

Back to Contents

NOTE 35

Tax audits

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits.

In France, the tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities, including a significant number of reviews focusing specifically on local taxes. The tax audits concerning the major Group companies in France, including Veolia Environnement SA, were closed in 2009. To date, none of these reviews have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks and the booking of provisions in accordance with IAS 37. Certain amounts are still being negotiated with the French tax authorities.

Outside France, the Group is present in numerous countries and is constantly subject to tax audits. Among the countries where the Group has a strong presence, tax audits were in progress as of December 31, 2008 in Germany and Morocco were completed in 2009. The liabilities arising from these tax audits had been anticipated and provided for in accordance with IAS 37.

Tax audits are still in progress, particularly in Italy. Discussions continued in 2009 with the Italian tax authorities. Where necessary, revised assessments and identified uncertain tax positions in respect of which a revised assessment has not been yet issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS37 criteria.

In the United States, the Group has launched a pre-filing agreement procedure with the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water Division activities (“Worthless Stock Deduction”). This reorganization led to the recognition of ordinary losses resulting from the operations and disposal of former U.S. Filter activities in respect of fiscal years 1999 to 2004, in an amount which could exceed U.S.$ 4 billion. No major event took place in 2009 that could call into question the Group’s position.

NOTE 36

Off-balance sheet commitments

Specific commitments given

•

Specific Berlin contract commitments

Under the Berlin water contract, the Group plans to acquire easement rights of passage for water pipes from landowners.

The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be borne by the Berlin Lander, representing a net commitment of €250 million.

Given the uncertain nature of estimating these easement rights, this commitment was retained off-balance sheet as of December 31, 2007.

More precise estimates were performed in 2008, producing a valuation of €113 million (100%), including a portion, estimated at €57 million, to be reimbursed by the Berlin Lander. The Group therefore recognized an asset and operating liability of €113 million. As these rights vest over the period to 2011, the amounts paid will be recorded, net of amounts reimbursed by the Berlin Lander, in financial assets and remunerated pursuant to the contract.

•

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company.

Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Back to Contents

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 38) nor specific commitments and contingencies described above.

Other off-balance sheet commitments break down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	Maturing in
				Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	5,591.4	6,624.9	6,950.9	2,442.4	2,418.8	2,089,7
Financial guarantees	835.6	667.5	679.4	229.4	275.8	174.2
Debt guarantees	355.6	303.0	258.3	89.3	113.6	55.4
Vendor warranties received	480.0	364.5	421.1	140.1	162.2	118.8
Commitments given	617.1	507.8	431.6	283.7	97.6	50.3
Purchase commitments	589.9	476.5	425.1	277.8	97.6	49.7
Sales commitments	27.2	31.3	6.5	5.9	-	0.6
Other commitments given	957.3	912.7	1,065.3	489.4	267.2	308.7
Letters of credit	573.8	706.7	604.5	329.1	152.1	123.3
Other commitments given	383.5	206.0	460.8	160.3	115.1	185.4
Other commitments given	8,001.4	8,712.9	9,127.2	3,444.9	3,059.4	2,622.9

Operational guarantees: operational or operating guarantees encompass all commitments not relating to the financing of operations, required in respect of contracts and markets and more generally the operations and activities of Group companies. Such guarantees include bid bonds accompanying tender offers, advance payment bonds and completion or performance bonds given on the signature of contracts or concession arrangements.

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debts of non-consolidated companies, equity associates, or the non-consolidated portion of financial debts of proportionately consolidated companies when the commitment covers the entire amount.

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €246.5 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2009, these commitments mainly concerned the Energy Services Division (€82.4 million), the Environmental Services Division (€23.0 million), the Transportation Division (€41.1 million) and the Water Division (€241.7 million).

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

Back to Contents

Therefore, the amount of our commitment for the restoration and supervision of waste storage facilities is in general different from the amount of the provision recorded in the Group accounts (see Note 1.13).

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

- engineering and construction activities:

Total commitments given in respect of construction activities in the Water Division (Veolia Water Solutions & Technologies) amount to €2,823.6 million as of December 31, 2009, compared to €2,969.8 million as of December 31, 2008 and €1,630.4 million as of December 31, 2007.

Total commitments received (see below) in respect of these same activities amount to €757.2 million as of December 31, 2009, compared to €856.9 million as of December 31, 2008 and €866.2 million as of December 31, 2007.

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

Expenditure relating to the replacement or restoration of installations is monitored and recognized through any timing differences between the total contractual commitment over the contract term and its realization, in accordance with the IAS 37 on Provisions.

Expenditure relating to the construction, maintenance and restoration of concession assets is reviewed with respect to IFRIC 12 and detailed in Note 1.21.

Firm commodity purchase commitments:

As part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to set-up derivatives to fix the cost of commodity supplies where the contracts do not offer appropriate protection (see Note 29.1.3) or contract forward purchases or sales of commodities.

Firm commodity purchase commitments mainly concern:

•

coal in the Energy Services Division in Central European countries

•

gas in the Energy Services Division (mainly in France) and in the Water Division

•

electricity in the Water Division

With regard to both gas and electricity, the number of contracts signed enables the Group to significantly reduce political and counterparty risk.

•

forward purchases of fuel are primarily contracted by the Transportation Division (SNCM).

Back to Contents

Other commitments given break down by Division as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Water	6,036.4	5,891.8	4,368.3
Environmental Services	831.1	901.7	1,171.1
Energy Services	700.3	538.1	755.7
Transportation	533.2	415.8	398.3
Proactiva	45.2	50.6	39.8
Holding companies	942.0	891.3	1,241.5
Other	39.0	23.6	26.7
Total	9,127.2	8,712.9	8,001.4

Lease contracts entered into by the Group are analyzed in Notes 17 and 33.

Contingent assets and liabilities relating to legal or arbitration proceedings

On September 12, 2008, a suburban train operated by Connex Railroad LLC, a Veolia Transport subsidiary, on behalf of the Southern California Regional Rail Authority (SCRRA), collided with a Union Pacific freight train in Chatsworth, California. This accident resulted in 25 fatalities and a significant number of injuries. The National Transportation Safety Board (NTSB), a federal agency, with which Connex Railroad is cooperating, reached a preliminary conclusion that the two causes of the accident were, first, lack of attention by the engineer, who did not observe a red light and, second, the fact that the SCRRA had not installed an automatic train braking system in compliance with prior recommendations of the NTSB. Actions seeking an undetermined amount of total damages have been filed by the heirs of the deceased passengers and the majority of injured passengers, in the courts of the state of California in Los Angeles, against Connex Railroad LLC, its parent company, Veolia Transportation Inc., the SCRRA and the Los Angeles County Metropolitan Transportation Authority. These actions have been consolidated into a single case. A hearing specifically dedicated to the issue of liability is scheduled for November 2010. At the same time, Connex Railroad LLC and the SCRRA have brought before the federal courts in California their disputes concerning their respective contractual liability in connection with the suits filed as a result of this accident and are still awaiting a hearing date. A U.S. federal statute limits the total amount of damages that may be awarded for injuries and property damage arising from a single passenger rail accident to U.S.$200 million. Notice of this accident has been given to the relevant insurers of the Group. At this point, the Group is unable to determine whether the financial consequences of this accident could significantly affect its financial position or results.

Furthermore, the Group is subject to several other litigations in the normal course of its business. In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or recognize deferred income in respect of these legal or arbitration proceedings at the balance sheet date, due to the uncertain nature of their outcome.

Commitments received

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Guarantees received	1,756.3	2,082.0	1,459.7
Debt guarantees	303.4	351.6	266.6
Vendor warranties received	142.0	294.8	53.6
Other guarantees received	1,310.9	1,435.6	1,139.5

The commitments notably consist of commitments received from our partners in respect of construction contracts.

The decrease in 2009 was mainly due to the expiry of a warranty obtained from an acquisition in the Environmental Services Division, the partial terminations in the Construction activity of Veolia Water Solutions & Technologies and the cancellation of the guarantee received from the British Treasury for a credit line repaid at the start of the year.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loans in the amount of €4.7 billion (see Note 29.3).

Back to Contents

NOTE 37

Greenhouse gas emission rights

The process governing the grant and valuation of these rights is presented in Note 1.25, Greenhouse gas emission rights.

The position in 2009 is as follows:

Volume in thousands of metric tons	As of January 1, 2009	Entries into the consolidation scope	Granted	Purchased / sold / cancelled	Consumed	As of December 31, 2009
Total	1,363	433	13,504	441	(12,187)	3,554

Similarly to 2008, the Group entered into new swaps of EUA II and CER in order to benefit from market opportunities.

At the end of 2007 and during 2008, the Group entered into allowance loan transactions (EUA II and CER) effective in 2008 with surrender in 2012. The commission received on allowance loans is recorded on receipt as deferred income and recognized in the Income Statement on a straight-line basis over the loan term.

Entries into the scope of consolidation concern Energy Services Division acquisitions in France.

Phase II rights granted free of charge for fiscal years 2010-2012 are estimated at €515 million. Future allocations were measured using the spot price as of December 31, 2009.

NOTE 38

Collateral given supporting borrowings

As of December 31, 2009, the Group has given €699 million of collateral guarantees in support of borrowings. The breakdown by type of asset is as follows (€ million):

Type of pledge / mortgage	Amount pledged (a)	Total consolidated statement of financial position amount (b)	Corresponding % (a) / (b)
Intangible assets	5	1,438	0.35%
Property, plant and equipment	151	9,382	1.61%
Financial assets*	504	-	-
Total non-current assets	660	-	-
Current assets	39	20,222	0.19%
Total assets	699	-	-
* As a majority of financial assets pledged as collateral are shares of consolidated subsidiaries and other financial assets, the ratio is not significant.

Back to Contents

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	Maturing in
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	2	2	5	-	1	4
Property, plant and equipment	293	225	151	19	40	92
Mortgage pledge	15	16	37	3	3	31
Other PP&E pledge (1)	278	209	114	16	37	61
Financial assets (2)	313	588	504	10	65	429
Current assets	26	109	39	3	9	27
Pledges on receivables	23	108	39	3	9	27
Pledges on inventories	3	1	0	-	-	-
Total	634	924	699	32	115	552

(1)

mainly equipment and traveling systems.

(2)

including non-consolidated investments of €198 million and other financial assets (primarily operating financial assets) of €306 million as of December 31, 2009.

NOTE 39

Related-party transactions

The purpose of this note is to present related-party transactions.

39.1

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

39.2

Compensation and related benefits of key management personnel

Group Executive Committee members and directors represent the key management personnel of the Group.

The following table summarizes amounts due by the Group in respect of compensation and other benefits granted to key management personnel:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Short-term benefits, excluding employer contributions (a)	4.7	8.2	6.9
Employer contributions	2.0	3.2	2.5
Post-employment benefits (b)	1.1	1.2	1.0
Other long-term benefits (c)	-	-	-
Share-based payments	0.6	1.0	1.6
Contract termination payments	-	-	-
Total	8.4	13.6	12.0

(a)

Fixed and variable compensation, employee benefits and directors fees. Variable compensations comprise amounts due in respect of the fiscal year and paid during the next fiscal year.

(b)

Current service costs.

(c)

Other compensation vested but payable in the long-term.

Back to Contents

All the Board of Directors members, except the Chairman and Chief Executive Officer, only receive as compensation director’s fees from Veolia Environnement and its controlled companies. Director’s fees paid to Directors, excluding the Chairman and Chief Executive Officer, totaled €771,795 in 2009, €771,952 in 2008 and €741,380 in 2007.

Item 6 of this annual report filed on Form 20-F contains detailed disclosures on compensation and benefits paid to key management personnel of the Group.

39.3

Transactions with other related parties

39.3.1

Relations with proportionately consolidated companies and equity associates

•

The Group granted a loan of €1,614.9 million to Dalkia International and its subsidiaries Siram and Dalkia Pologne, which are proportionately consolidated at 75.81% The non-group portion of this loan is recorded in assets in the Group consolidated statement of financial position in the amount of €390.8 million (see Note 11 Other non-current financial assets).

•

In December 2009, the Group sold its investment in Compagnie Méridionale de Navigation (CMN) which was consolidated using the equity method.

•

In addition, given the Group’s businesses, operating flows between companies are generally limited to companies operating in the same country. As such, the level of operating transactions between the Group and proportionately consolidated companies is not material.

However, certain contractual agreements within the Water Division, notably in Asia and Central Europe, impose the existence of a holding company (generally equity accounted or proportionately consolidated) and companies carrying the operating contract (generally fully consolidated). These complex legal arrangements generate “asset supply” flows between the companies generally jointly controlled or subject to significant influence and the companies controlled by the Group. Assets are generally supplied for a specific remuneration that may or may not include the maintenance of the installations in good working order or the technical improvement of the installations.

39.3.2

Relations with Group shareholders

•

Caisse des Dépôts et Consignations (with a 9.58% interest in share capital).

The Chief Executive Officer of this financial institution is represented on the Board of Directors of Veolia Environnement.

The Group had the following relations with the Caisse des Dépôts et Consignations during fiscal 2009:

•

the financing agreements between the two groups bear interest at market conditions.

•

in connection with the ongoing combination at the year-end between Veolia Transport and Transdev.

•

Electricité de France (with a 3.70% interest in share capital as of December 31, 2009).

On November 25, 2009, Mr. Proglio was appointed Chairman and Chief Executive Officer of the EDF Group by ministerial decree; he also acts as Chairman of the Veolia Environnement Group Board of Directors from November 27, 2009 (publication date of the decree).

EDF Group has a 3.70% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% interest in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at market conditions. Electricity sold by Dalkia to EDF in 2007, 2008 and 2009 totaled €521.7 million, €608.4 million and €568.7 million, respectively.

Back to Contents

There are under certain conditions cross options between Veolia Environnement and EDF for all the securities held by each party in case of taking control of one or the other (see Note 36 Off-balance sheet commitments).

•

BNP Paribas (with a 0.57% interest in share capital as of December 31, 2009)

The Chief Executive Officer of BNP Paribas is represented on the Board of Directors of Veolia. The financing agreements between the two groups bear interest at market conditions.

•

Société Générale (with a 0.15% interest in share capital as of December 31, 2009)

The financing agreements between the two groups bear interest at market conditions.

Mr. Bouton, member of the Veolia Environnement Board of Directors, is no longer Chairman of the Board of Directors of Société Générale as of May 6, 2009.

Vivendi Universal undertook to pay an indemnity to Veolia Environnement in respect of the financial management of replacement expenses and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has an obligation to Veolia Environnement with respect thereto.

Conversely, Société Générale, considered a related party, is liable to Veolia Environnement in this respect for a maximum amount of €17.6 million as of December 31, 2008, which was claimed in its entirety as of December 31, 2009.

39.3.3

Relations with other related parties

•

Relations with Lazard, Groupama, ENI and Saint Gobain

These Groups and Véolia Environnement have common directors.

Any business relations between these groups and Veolia are maintained at market conditions.

•

Relations with EBRD

The European Bank for Reconstruction and Development (EBRD) holds non-controlling interests in Group operating entities in Central Europe, primarily in the Energy Services, Transportation and Water Divisions.

In 2009, the EBRD acquired an additional 6.88% interest in Veolia Voda, which encompasses all the operating activities of the Water Division in Central Europe.

Back to Contents

NOTE 40

Consolidated employees

Consolidated employees * break down as follows:

By division	As of December 31, 2009	As of December 31, 2008 (1)	As of December 31, 2007 (1)
Water	80,239	78,040	74,280
Environmental Services	80,693	95,399	84,994
Energy Services	44,748	44,370	46,387
Transportation	78,094	74,526	73,299
Proactiva	5,400	4,823	4,503
Other	1,826	807	609
Consolidated employees*	291,000	297,965	284,072

By company	As of December 31, 2009	As of December 31, 2008 (1)	As of December 31, 2007 (1)
Fully consolidated companies	240,657	251,772	241,857
Proportionately consolidated companies	50,343	46,193	42,215
Consolidated employees*	291,000	297,965	284,072

*

Consolidated employees equal the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included according to their percentage of consolidation. Employees of equity associates are not included.

(1)

The information presented for fiscal years 2007 and 2008 includes the employees of entities divested in 2009. In 2007, the average number of employees in the Environmental Services and Transportation Divisions totaled 9,095 and 2,391, respectively, in 2007 and 10,953 and 2,682, respectively, in 2008. Furthermore, the 2007 figures included the employees of the Clemmessy and Crystal entities of the Energy Division that were divested in 2008.

The decrease in the average number of employees in 2009 was primarily due to the divestment of VPNM in the Environmental Services division and the sale of Freight activity in the Transportation division.

NOTE 41

Reporting by operating segment

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8 “Operating segments.”

Financial reporting by operating segment is governed by the same rules as those used for the condensed consolidated financial statements and described in the Accounting Policies note to the Financial Statements.

This reporting is based on the internal organization of the Group’s activities and corresponds to the Group’s four business segments (which were used for the primary segment reporting under the previous standard – IAS 14) Water, Environmental Services, Energy Services and Transportation.

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

Back to Contents

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the results of operations of:

•

the Clemessy and Crystal entities, in the Energy Services Division, sold in December 2008,

•

waste-to-energy activity entities in the United States (Montenay International) in the Environmental Services Division and Freight activity entities in the Transportation Division, sold during the second semester of 2009,

•

activities in the United Kingdom in the Transportation Division and renewable energy activities in the process of being sold were grouped together in a single line, Net income from discontinued operations, for fiscal year 2009 and fiscal years 2008 and 2007 presented for comparison purposes.

Operating segments

Revenue by segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	12,555.9	12,557.9	10,927.4
Environmental Services	9,055.8	9,972.5	9,057.2
Energy Services	7,078.6	7,446.3	6,200.4
Transportation	5,860.7	5,788.1	5,389.1
Revenue as per the consolidated income statement	34,551.0	35,764.8	31,574.1

Inter-segment revenue (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	67.6	36.6	25.5
Environmental Services	93.5	99.8	80.9
Energy Services	53.9	59.7	39.1
Transportation	4.7	4.6	5.2
Inter-segment revenue	219.7	200.7	150.7

Operating income by segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	1164.3	1,198.5	1,267.7
Environmental Services	453.8	265.2	781.8
Energy Services	415.5	434.4	384.3
Transportation	152.9	170.5	130.6
Total operating segments	2,186.5	2,068.6	2,564.4
Unallocated operating income	(166.4)	(107.8)	(103.3)
Operating income as per the consolidated income statement	2,020.1	1,960.8	2,461.1

Operating cash flow before changes in working capital by business segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	1,800.9	1,795.4	1,848.4
Environmental Services	1,194.1	1,357.5	1,456.3
Energy Services	736.9	768.4	656.0
Transportation	311.5	291.8	280.2
Total operating segments	4,043.4	4,213.1	4,240.9
Unallocated operating cash flow before changes in working capital	(104.8)	(34.7)	(21.5)
Operating cash flow before changes in working capital in the consolidated cash flow statement	3,938.6	4,178.4	4,219.4

Back to Contents

Net charge to operating depreciation, amortization and provisions by segment(*) (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	(505.3)	(461.7)	(396.0)
Environmental Services	(871.9)	(754.9)	(685.3)
Energy Services	(268.8)	(226.6)	(147.9)
Transportation	(197.1)	(160.1)	(176.9)
Total business segments	(1,843.1)	(1,603.3)	(1,406.1)
Unallocated net charge to operating depreciation, amortization and provisions (**)	(47.9)	(28.7)	(29.3)
Net charge to operating depreciation, amortization and provisions	(1,891.0)	(1,632.0)	(1,435.4)
(*) including movements in provisions for working capital requirement (**) including Proactiva and Artelia

Capital expenditure by segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	835	950	869
Environmental Services	626	990	863
Energy Services	531	539	429
Transportation	445	342	459
Unallocated capital expenditure	56	72	22
Total capital expenditure (1)	2,493	2,893	2,642

(1)

Pursuant to IFRS 8, capital expenditure presented in segment reporting includes investments financed by finance lease in the amount of €28 million, net of the capital expenditure presented in the consolidated cash flow statement.

Assets by segment as of December 31, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,253.3	2,678.4	1,147.9	537.6	7.4	6,624.6
Intangible assets and property, plant and equipment, net	5,836.5	4,167.8	2,492.4	1,669.8	278.5	14,445.0
Operating financial assets	4,059.1	754.5	654.4	105.4	78.4	5,651.8
Working capital assets including DTA	6,504.3	2,772.2	3,590.5	1,269.4	729.7	14,866.1
Total segment assets	18,653.2	10,372.9	7,885.2	3,582.2	1,094.0	41,587.5
Investments in associates	148.1	62.0	55.3	2.9	0.2	268.5
Other unallocated assets (1)					7,960.7	7,960.7
Total assets	18,801.3	10,434.9	7,940.5	3,585.1	9,054.9	49,816.7
(1) including Proactiva and Artelia.

Back to Contents

Assets by segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,247.7	2,736.6	1,131.1	551.4	56.5	6,723.3
Intangible assets and property, plant and equipment, net	5,887.6	4,388.0	2,374.7	1,724.8	224.9	14,600.0
Operating financial assets	4,083.2	836.9	679.5	105.5	46.1	5,751.2
Working capital assets including DTA	6,496.8	3,116.4	3,883.3	1,396.7	801.5	15,694.7
Total segment assets	18,715.3	11,077.9	8,068.6	3,778.4	1,129.0	42,769.2
Investments in associates	140.7	81.3	27.7	58.2	3.7	311.6
Other unallocated assets (1)					6,045.3 *	6,045.3
Total assets	18,856.0	11,159.2	8,096.3	3,836.6	7,178.0	49,126.1

*

Including assets classified as held for sale of €203.0 million (primarily the reclassification of the assets of certain French subsidiaries under joint control in the Water Division).

(1): including Proactiva and Artelia.

Assets by segment as of December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,208.2	3,049.5	1,098.1	556.7	0.7	6,913.2
Intangible assets and property, plant and equipment, net	5,658.3	4,292.4	2,112.0	1,694.2	141.9	13,898.8
Operating financial assets	3,884.5	902.4	712.3	123.0	5.4	5,627.6
Working capital assets including DTA	5,847.8	3,257.4	3,755.2	1,321.1	585.4	14,766.9
Total segment assets	17,598.8	11,501.7	7,677.6	3,695.0	733.4	41,206.5
Investments in associates	137.2	75.5	25.5	53.9	-	292.1
Other unallocated assets (1)					4,808.3 *	4,808.3
Total assets	17,736.0	11,577.2	7,703.1	3,748.9	5,541.7	46,306.9

*

Including assets classified as held for sale of €122.5 million (Transportation Division for €103.9 million and Environmental Services Division for €18.6 million).

(1)

including Proactiva and Artelia.

Liabilities by segment as of December 31, 2009 (€ million)	Water	Environmental Services	Energy Services	Transport-ation	Unallocated amounts	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	997.3	985.9	494.6	367.3	195.2	3,040.3
Working capital liabilities including DTL	7,670.0	2,615.9	2,878.2	1,558.4	304.4	15,026.9
Other segment liabilities
Total segment liabilities	8,667.3	3,601.8	3,372.8	1,925.7	499.6	18,067.2
Other unallocated liabilities (1)					31,749.5	31,749.5
Total liabilities	8,667.3	3,601.8	3,372.8	1,925.7	32,249.1	49,816.7
(1) including Proactiva and Artelia.

Back to Contents

Liabilities by segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total lliabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	1,011.1	871.9	468.1	422.4	159.8	2,933.3
Working capital liabilities including DTL	7,599.6	3,056.5	2,956.8	1,598.3	316.5	15,527.8
Other segment liabilities
Total segment liabilities	8,610.7	3,928.4	3,424.9	2,020.7	476.4	18,461.1
Other unallocated liabilities (1)					30,665.0*	30,665.0
Total liabilities	8,610.7	3,928.4	3,424.9	2,020.7	31,141.4	49,126.1

*

Including liabilities directly associated with assets classified as held for sale of €98.2 million (reclassification of the liabilities of certain French subsidiaries under joint control in the Water Division).

(1)

including Proactiva and Artelia.

Liabilities by segment as of December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	1,013.9	873.6	476.1	456.7	144.3	2,964.6
Working capital liabilities including DTL	6,855.4	3,138.3	2,996.7	1,544.1	205.0	14,739.5
Other segment liabilities	-	-	-	-	-	-
Total segment liabilities	7,869.3	4,011.9	3,472.8	2,000.8	349.3	17,704.1
Other unallocated liabilities (1)					28,602.8 *	28,602.8
Total liabilities	7,869.3	4,011.9	3,472.8	2,000.8	28,952.1	46,306.9
* Including liabilities directly associated with assets classified as held for sale of €1.9 million (Veolia Environnement SA). (1) including Proactiva and Artelia.

Geographical area

December 31, 2009 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	13,755.4	2,967.3	2,478.1	6,811.2	2,953.0	1,300.2	1,500.7	1,017.6	1,767.5	34,551.0

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	14,465.0	3,057.3	2,876.9	7,029.5	2,873.4	1,437.7	1,269.9	1,026.8	1,728.3	35,764.8

December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	13,547.3	2,602.0	2,866.0	6,028.6	2,423.3	1,308.2	961.0	447.0	1,390.7	31,574.1

Back to Contents

Breakdown of non-current assets (excluding deferred tax assets and non-current derivative instruments) by geographical area

December 31, 2009 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,518.0	4,701.6	3,282.0	5,143.7	2,619.9	419.3	2,644.1	264.0	949.2	27,541.8

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,641.9	4,904.0	3,110.4	5,145.4	2,902.5	344.8	2,456.2	284.5	1,164.2	27,953.9

December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,501.6	5,104.4	3,785.3	4,988.7	2,578.9	372.9	1,767.5	117.3	1,162.0	27,378.6

NOTE 42

Post-balance sheet events

In February 2010, Veolia Environnement announced that it transferred to Covanta Holding Corporation the contract for the operation of the waste-to-energy plant in the County of Miami-Dade. Veolia Environnement has now transferred to Covanta Holding the North American portfolio of waste-to-energy contracts in the Environmental Services Division, the sale of which had been announced on July 6, 2009. This sale totaled US$128 million, pursuant to the stipulated financial terms and conditions.

In connection with its strategic repositioning in the Czech Republic, on January 5, 2010, Dalkia signed an agreement for the acquisition of Energy.As which manages the industrial utilities of the mining group OKD. The completion of this transaction is contingent on receipt of the competition authorizations.

Further to the signature of an agreement with Lyonnaise des Eaux on December 19, 2008, an amendment to the agreement for the unwinding of common subsidiaries between Veolia Eau-CGE and Lyonnaise des Eaux France was signed on February 3, 2010. It resulted in a supplementary control of Société des Eaux de Marseille and of Société des Eaux d’Arles to Veolia Eau-CGE. These transactions were completed on March 22, 2010. The contribution in terms of revenue for 2009 of the subsidiaries disposed were € 150 million and € 136 million for the subsidiaries acquired.

In addition, on March 10, 2010, Veolia Environnement received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions relating to its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter.

The Group believes that its tax positions are well-founded and correct in all material respects. It has already commenced, and intends to pursue, discussions with the IRS to have the positions in the NOPAs modified. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. The Group hopes to resolve the issues through discussions with the IRS. If necessary, however, the Group is prepared to defend its tax positions vigorously.

The NOPAs relate to the Worthless Stock Deduction, in the amount of US$4.5 billion (see Note 35), for which a deferred tax asset in the amount of 283 million euros has been recorded (see Note 12). They also relate to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. Based on a preliminary analysis, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs.

Because the NOPAs are still subject to the continuing IRS audit process (see Note 35), there is no requirement at this time for any payment of taxes.

Back to Contents

NOTE 43

Main companies included in the 2009 consolidated financial statements

In 2009, the Group consolidated or accounted for a total of 2,573 companies, of which the principal companies are:

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00	100.00
Société d’Environnement et de Services de l’Est SAS 2, rue Annette Bloch – 25200 Montbéliard	44 459 092 100 052	FC	99.99	85.44
EOLFI SA and its subsidiaries 25, place de la Madeleine - 75008 Paris	477 951 644 00020	FC	69.11	69.11
PROACTIVA Medio Ambiete SA Calle Cardenal Marcelo Spinola 8 – 3A – 28016 Madrid (Spain)		PC	50.00	50.00
Veolia Energy North America Holding 1250 Handcock Street Suite 204N Quincy Massachusetts 02169 (United States)		FC	100.00	100.00
Thermal North America Inc 99 summer street; suite 900 Boston Massachusetts 02110 (United States)		FC	100.00	100.00
RIDGELINE ENERGY HOLDING INC The Nemours Building 1007 Orange Street Suite 1414 Wilmington, DL 19801 (United States)		FC	100.00	69.11
Veolia Environnement Europe Services SA Rue des Deux Eglises 26 B- 1000 Brussels (Belgium)	RPM Bruxelles : BCE 0894.628.426	FC	100.00	100.00
WATER
Veolia Eau - Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00	100.00
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 382	FC	99.56	99.56
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 44 44100 Nantes	57 575 016 100 342	FC	99.87	99.87
Compagnie Méditerranéenne d’Exploitation des Services d’Eau – CMESE 12, boulevard René Cassin – 06100 Nice	78 015 329 200 112	FC	99.72	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.29	99.29
Société des Eaux de Marseille 25, rue Edouard Delanglade – BP 29 13254 Marseille	5 780 615 000 017	PC	48.85	48.85
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
WATER
Société des Eaux du Nord 217, boulevard de la Liberté – 59800 Lille	57 202 641 700 244	PC	49.55	49.55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	31 863 464 900 053	PC	50.00	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique (CGTH-SADE) and its subsidiaries 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.26	99.26
Veolia Water Solutions & Technologies and its subsidiaries l’Aquarène – 1, place Montgolfier 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00	100.00
OTV France l’Aquarène – 1 place Montgolfier 94417 St Maurice Cedex	433 998 473 000 14	FC	100.00	100.00
Société Internationale de Dessalement (SIDEM) 20-22 rue de Clichy – 75009 Paris	342 500 956 000 12	FC	100.00	100.00
Including the following foreign companies:
Veolia Water UK PLC and its subsidiaries Kings Place – 5th Floor - 90 York Way - London N19AG (United Kingdom)		FC	100.00	100.00
Veolia Water Central Ltd Tamblin Way – Hatfield – Hertfordshire AL109EZ (United Kingdom)		FC	100.00	100.00
Veolia Water North America and its subsidiaries 200 E. Randolph St., Suite 7900 Chicago, IL 60601 (United States)		FC	100.00	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 10 117 Berlin (Germany)		FC	100.00	100.00
Berliner Wasserbetriebe Anstalt des Offentlichen Rechts Neue Jüdenstrasse 1 10179 Berlin (Germany)		PC	49.90	24.95
Braunschweiger Versorgungs- AG &Co.KG Taubenstrasse 7 D-38 106 Braunschweig (Germany)		FC	74.90	74.90
Aquiris SA Avenue de Vilvorde 450 1130 Brussels (Belgium)		FC	99.00	99.00
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1, Bucarest (Romania)		FC	73.69	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	83.12	83.12
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
WATER
Prazske Vodovody A Kanalizagce As 11 Parizska – 11 000 Prague 1 (Czech Republic)		FC	100.00	83.12
Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska 41 550 Teplice (Czech Republic)		FC	50.10	41.64
Shenzhen Water (Group) Co. Ltd and its subsidiaries Water Building, N°1019 Shennan Zhong Road, 518031 SHENZHEN, GuangDong (China)		PC	45.00	25.00
Shanghai Pudong Veolia Water Corporation Ltd No. 703 Pujian Road, Pudong New District, 200127 SHANGHAI (China)		PC	50.00	50.00
Changzhou CGE Water Co Ltd No.12 Juqian Road, CHANGZHOU Municipality, Jiangsu Province, 213000 (China)		PC	49.00	24.99
Kunming CGE Water Supply Co Ltd No. 626 Beijing Road, KUNMING City, Yunnan Province, 650051 (China)		PC	49.00	24.99
Veolia Water Korea Co Ltd and its subsidiaries 10F Yeonsei Jaeden Severance Bldg.84-11? Namdaemunno 5-ga, Jung-gu, Seoul, 100-753 (South Korea)		FC	100.00	100.00
Veolia Water Australia and its subsidiaries Level 4, Bay Center, 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00	100.00
Société d’Energie et d’Eau du Gabon Avenue Felix Eboué - BP 2082 – Libreville (Gabon)		FC	51.00	41.08
AZALIYA 52, rue d’Anjou 75008 Paris	505 190 801 00017	PC	51.00	51.00
Veolia Water Middle East North Africa (Veolia Water MENA) and its subsidiaries 52, rue d’Anjou – 75 008 Paris	403 105 919 00019	PC	80.55	41.08
Amendis 23, rue Carnot – 90 000 Tangiers (Morocco)		PC	100.00	31.22
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		PC	100.00	31.91
Lanzhou Veolia Water (Group) Co LTD No. 2 Hua Gong Street, Xigu District, LANZHOU, Gansu Province, (China)		PC	45.00	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	PC	55.00	28.05
Biothane Systems International Holdings B.V. Thanthofdreef 21 – PO BOX 5068 2623 EW Delft (Netherlands)	27267973	FC	100.00	100.00
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
WATER
Tianjin Jinbin Veolia Water Co No2 Xinxiang Road, Bridge 4 Jin Tang Expressway, Dongli District, Tianjin Municipality (China)		PC	49.00	49.00
Changle Veolia Water Supply Co Ltd (N°2 Water Plant) Pan Ye Village, Hang Cheng Jie Dao, Changle Municipality, Fujian Province (China)		PC	49.00	49.00

ENVIRONMENTAL SERVICES
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau - 92000 Nanterre	57 222 103 400 778	FC	100.00	100.00
Société d’Assainissement Rationnel et de Pompage (S.A.R.P.) and its subsidiaries 52 avenue des Champs Pierreux 92000 Nanterre	77 573 481 700 353	FC	100.00	99.55
SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville - 78520 Limay	30 377 298 200 029	FC	100.00	99.85
ROUTIERE DE L’EST PARISIEN ZI Rue Robert Moinon 95190 GOUSSAINVILLE	61 200 696 500 026	FC	100.00	100.00
ONYX AUVERGNE RHONE ALPES 105 avenue du 8 mai 1945 69140 Rilleux-Le-Pape	30 259 089 800 169	FC	100.00	99.99
VALNOR 5, rue de Courtalin - Val d’Europe 77450 MAGNY LE HONGRE	41 030 116 200 302	FC	100.00	100.00
OTUS 26, avenue des Champs Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00	100.00
Bartin Recycling Group and its subsidiaries 15 Rue Albert et Paul Thouvenin 18100 VIERZON	48 141 629 500 014	FC	100.00	100.00
Including the following foreign companies:
Veolia ES Holding PLC and its subsidiaries Veolia house – 154A Pentonville Road N1 9PE – London (United Kingdom)		FC	100.00	100.00
Veolia Environmental Services North America Corp. 200 East Randolph Street – Suite 7900 Chicago – IL 60601 (United States)		FC	100.00	100.00
Veolia ES Solid Waste, Inc One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (United States)		FC	100.00	100.00
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
ENVIRONMENTAL SERVICES
VES TECHNICAL SOLUTIONS LLC Butterfield Center 700 East Butterfield Road, #201 60148 LOMBARD (United States)		FC	100.00	100.00
Veolia ES Industrial Services, Inc 1980 North Highway 146 La Porte 77571 Texas (United States)		FC	100.00	100.00
VEOLIA ES CANADA SERVICES INDUSTRIELS INC 1705, 3eme avenue Canadian Corporate Office - 80 Birmingham Street L8L 6W5 HAMILTON (Canada)		FC	100.00	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road – P.O. Box H126 –NSW 2009 – Pyrmont (Australia)		FC	100.00	100.00
Veolia Environmental Services Asia Pte Ltd 5 Loyang Way 1 – WMX Technologies Building 508706 Singapore		FC	100.00	100.00
Veolia Environnmental Services China LTD 7/F Allied Kajima Building 138 Gloucester Road – Central - HONG-KONG		FC	100.00	100.00
VEOLIA MILJØ AS Box 567 Skoyen 0214 OSLO (Norway)		FC	100.00	100.00
Veolia Umweltservice GmbH (formerly Sulo) Hammerbrookstrasse 69 20097 Hamburg (Germany)		FC	100.00	100.00
Marius Pedersen / Veolia Miljøservice Holding A/S Danemark and its subsidiaries ørbaekvej49-5863 Ferritsllev (Danemark)		FC	65.00	65.00
Veolia Servizi Ambientali SpA (and its subsidiaries) Via di Monte Brianzo,56 – 00186 Roma-(Italy)		FC	100.00	100.00
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 321 129 500 023	FC	66.00	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	45 650 053 700 018	FC	99.93	65.96
Dalkia Investissement 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 443 498 700 073	PC	50.00	33.00
Dalkia International 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	43 353 956 600 011	PC	75.81	50.03
Citelum and its subsidiaries 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	100.00	65.96
Proxiserve Holding (and its subsidiaries) 7 Rue Troncon du Coudray – 75008 Paris	403 210 875 00015	FC	100.00	82.98
Including the following foreign companies:
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road Staines TW18 4BQ (United Kingdom)		PC	75.81	50.03
Dalkia NV and its subsidiaries 52, quai Fernand Demets 1070 – Anderlecht (Belgium)		PC	75.81	50.03
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milan (Italy)		PC	75.81	50.03
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 28 027 Madrid (Spain)		PC	75.81	50.03
Dalkia GmbH and its subsidiaries Carl-Ulrich-Strabe 4 – 63263 Neu Isenburg (Germany)		PC	75.81	50.03
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
ENERGY SERVICES
Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2770 – 129 Paco d’Arços (Portugal)		PC	75.81	50.03
Dalkia Limitada and its subsidiaries Rua Funchal 418 – 14 andar, Vila Olimpia -60 Sao Paulo SP (Brazil)		PC	75.81	50.03
Dalkia Polska and its subsidiaries Ul Mysia 5 – 00 496 Warsaw (Poland)		PC	75.81	32.52
Zespol Elektrocieplownl w Lodzi and its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	75.81	16.59
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		PC	75.81	50.03
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	75.81	48.73
UAB Vilnius Energija Joconiu St. 13 - 02300 VILNIUS (Lithuania)		PC	75.81	50.03
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungary)		PC	75.81	49.89
Dalkia a.s and its subsidiaries Kutlíkova 17 – Technopol 851 02 Bratislava 5 (Slovakia)		PC	75.81	50.03
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 709 74 Ostrava (Czech Republic)		PC	75.81	49.06
PRATERM Group and its subsidiaries UL B.Czecha 36 - 04-555 Warszawa (Poland)		PC	75.81	32.52

TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61, boulevard des Dames – 13002 Marseille	775 558 463 00011	FC	66.00	66.00
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	552 022 063 01075	FC	99.94	99.94
VEOLIA TRANSPORT URBAIN Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00	100.00
Veolia Eurolines and its subsidiaries 163/169, avenue Georges Clémenceau 92000 Nanterre	434 009 254 00021	FC	100.00	100.00
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
TRANSPORTATION
Including the following foreign companies:
VEOLIA TRANSPORTATION Inc. and its subsidiaries 8757 Georgia Avenue – Suite 1300 – Silver Pring MD 20910 Baltimore (United States)		FC	100.00	100.00
Super Shuttle International Inc, and its subsidiaries 14500 N. Northsight boulevard, Suite 329 Scottsdale, AZ 85260 (United States)		FC	100.00	100.00
VEOLIA TRANSPORT AUSTRALASIA Pty Ltd and its subsidiaries - Level 24, 1 Spring Street Melbourne, Victoria 3000 (Australia)		FC	100.00	100.00
Veolia Transport Northern Europe AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00	100.00
VEOLIA TRANSPORT NORD AS Havnegata 3, Postboks 308 9615 Hammerfest (Norway)		FC	100.00	100.00
Veolia Transport Sverige AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00	100.00
People Travel Group AB 72 Klarabergsviadukten 11 164 Stockholm (Sweden)		FC	100.00	100.00
Veolia Transport Norge AS Klubbgaten 1 – N 4013 – Stavanger (Norway)		FC	100.00	100.00
VEOLIA TRANSPORT UK LTD and its subsidiaries 37-41 Old Queen Street London SW 1H 9JA, (United Kingdom)		FC	100.00	100.00
Veolia Transport Nederland Holding BV and its subsidiaries Mastbosstraat 12 - Postbus 3306 4813 GT Breda (Netherlands)		FC	100.00	100.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerpen (Belgium)		FC	100.00	100.00
Veolia Transport Central Europe GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)		FC	100.00	65.00
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)		FC	100.00	100.00
Veolia Transport Ceska Republica a.s. K Hutim 664/7 198 00 Praha 9 (Czech Republic)		FC	100.00	65.00
Consolidation method FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

NOTE 44

Audit fees

Audit fees incurred by the Group during fiscal years 2009, 2008 and 2007 total €50.2 million, €51.7 million and €52.2 million respectively, including €40.2 million in 2009, €40.3 million in 2008 and €37.6 million in 2007 in respect of the statutory audit of the accounts and €10.0 million in 2009, €11.4 million in 2008 and €14.6 million in 2007 in respect of services falling within the scope of diligences directly related to the audit engagement.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT

By:	/s/ Antoine Frérot
Name:	Antoine Frérot
Title:	Chief Executive Officer

Date: April 19, 2010