Form 20-F
period 2010-12-31
VEOLIA ENVIRONNEMENT
filed 2011-04-18
CIK 1160110

As filed with the Securities and Exchange Commission on April 18, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010

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

499,126,367 ordinary shares, nominal value €5 per share

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

FORWARD-LOOKING STATEMENTS

We make some forward-looking statements in this document. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. Some of these revenue estimates are based on our management’s current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in Item 3. “Key Information – Risk Factors,” Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information – Significant Changes” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

i

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

3

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

3

ITEM 3.

KEY INFORMATION

3

ITEM 4.

INFORMATION ON THE COMPANY

14

ITEM 4A.

UNRESOLVED STAFF COMMENTS

84

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

85

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

142

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

198

ITEM 8.

FINANCIAL INFORMATION

201

ITEM 9.

THE OFFER AND LISTING

209

ITEM 10.

ADDITIONAL INFORMATION

213

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

230

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

230

ITEM 12D.

AMERICAN DEPOSITARY SHARES

230

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

232

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS
AND USE OF PROCEEDS

232

ITEM 15.

CONTROLS AND PROCEDURES

232

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

233

ITEM 16B.

CODE OF ETHICS

233

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

233

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

234

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER
AND AFFILIATED PURCHASERS

234

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

235

ITEM 16G.

CORPORATE GOVERNANCE

236

ITEM 17.

FINANCIAL STATEMENTS

238

ITEM 18.

FINANCIAL STATEMENTS

238

ITEM 19.

EXHIBITS

238

ii

Back to Contents

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

You should read the following selected financial data together with Item 5. “Operating and Financial Review and Prospects” and our Consolidated Financial Statements contained in Item 18. “Financial Statements.” Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and with IFRS as adopted by the European Union. See Item 5. “Operating and Financial Review and Prospects” for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

Back to Contents

	At and for the year ended December 31,
	(in US$)(1)	(in €)
(millions, except per share amounts)(2)	2010	2010	2009	2008	2007	2006
INCOME STATEMENT DATA:
Revenue	46,481.9	34,786.6	33,951.8	35,089.6	30,926.0	27,071.6
Operating income	2,833.1	2,120.3	1,981.8	1,927.2	2,433.7	2,070.8
Net income from continuing operations	1,196.2	895.2	868.8	560.7	1,278.0	967.8
Net income (loss) from discontinued operations	(31.5)	(23.6)	(26.9)	148.5	(23.2)	27.1
Non-controlling interests	388.2	290.5	257.8	304.1	326.9	236.2
Net income attributable to owners of the Company	776.5	581.1	584.1	405.1	927.9	758.7
Net income attributable to owners of the Company per share—Basic	1.62	1.21	1.24	0.88	2.13	1.88
Net income attributable to owners of the Company per share—Diluted	1.62	1.21	1.24	0.87	2.11	1.86
Net income from continuing operations attributable to owners of the Company per share—Basic	1.66	1.24	1.29	0.70	2.19	1.83
Net income from continuing operations attributable to owners of the Company per share—Diluted	1.66	1.24	1.29	0.69	2.16	1.81
Dividends per share (€)		1.21(3)	1.21	1.21	1.21	1.05
Dividends per share (US$)(4)		1.62	1.74	1.68	1.78	1.38
Number of shares (adjusted to reflect changes in capital)	499,126,367	499,126,367	493,630,374	472,576,666	471,762,756	412,626,550

BALANCE SHEET DATA (AT PERIOD END):
Equity attributable to owners of the Company	10,644.4	7,966.2	7,460.6	7,001.2	7,612.9	4,360.8
Equity attributable to non-controlling interests	3,913.1	2,928.5	2,670.1	2,530.5	2,577.8	2,192.6
Total assets	68,829.4	51,511.3	49,816.7	49,126.1	46,306.9	40,123.7
Total non-current assets	41,548.6	31,094.6	29,595.0	30,041.8	28,970.4	25,100.0
Total non-current liabilities	30,073.2	22,506.5	22,028.9	21,320.0	18,045.4	18,056.3

CASH FLOW DATA:
Net cash flow from operating activities(5)	4,618.7	3,456.6	3,601.3	3,359.7	3,276.2	3,021.5
Operating Cash Flow before changes in working capital	4,999.4	3,741.5	3,577.7	3,788.1	3,861.0	3,476.3
Net cash from (used in) investing activities(5)(6)	(2,428.1)	(1,817.2)	(1,351.9)	(2,964.8)	(3,585.0)	(2,581.9)
Net cash used in financing activities(6)	(2,509.9)	(1,878.4)	(488.4)	309.6	865.8	(25.5)
Purchases of property, plant and equipment(5)	(2,784.2)	(2,083.7)	(2,104.8)	(2,390.3)	(2,160.3)	(1,649.5)

(1)   For your convenience we have translated the euro amounts of our 2010 selected financial data into U.S dollars using the December 31, 2010 rate of 1.00US$=0.74839€. This does not mean that we actually converted, or could have converted, those amounts into U.S dollars on this or any other date.

(2)   In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of the following entities are presented in a separate line, “Net income from discontinued operations,” for the years ended December 31, 2009, 2008, 2007 and 2006:

•   the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

•   the entities of the U.S. incineration activity in Environmental Services (Montenay International) and Freight activities (essentially in France, Germany and the Netherlands) divested in the second half of 2009;

•   the Dutch activities in the Water Division divested in the second half of 2010;

•   Transportation activities in the United Kingdom, German activities in the Energy services Division, Norway activities in the Environmental services Division and Gabon activities in the Water Division in the process of divestiture at year end 2010.

(3)   Amount of dividend per share to be proposed to the Annual Shareholders’ Meeting of May 17, 2011.

(4)   Based on the relevant year-end rate.

(5)   Figures for the years ended December 31, 2009, 2008, 2007 and 2006 have been adjusted for the application of the amendments to IAS 7. Replacement costs are now included in Net cash from operating activities: the impact of this reclassification between “Operating depreciation, amortization, provisions and impairment losses” in cash flows from operating activities and “Industrial Investment” in investing activities is -€360.9 in 2009,-€390.3 million in 2008, -€358.4 million in 2007 and -€368.1 million in 2006.

(6)   Figures for the years ended December 31, 2009, 2008, 2007 and 2006 have been adjusted for transactions between shareholders without a change in control. These transactions are now recorded in cash flows from financing activities: the impact of this reclassification between “Proceeds on disposals of financial assets” in investing flows and “Transactions with non-controlling interests: partial purchases and sales” in financing flows is €50.9 million in 2009, €20 million in 2008, -€75 million in 2007 and €46 million in 2006.

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

At our General Shareholders’ Meeting on May 17, 2011, our shareholders will vote on a dividend payment proposed to be €1.21 per share in respect of our 2010 fiscal year, which will be paid beginning on June 17, 2011. The dividend will be payable in cash or in shares, and the period during which shareholders may choose the option of the payment of the dividend in cash or in shares, subject to applicable legal restrictions, will begin on May 23, 2011 and end on June 7, 2011. Subject to the approval of the General Shareholders’ Meeting, new shares will be issued with a discount of 10% off the average opening price on Euronext Paris of the shares over the twenty trading days prior to the day of the General Shareholders’ Meeting approving the dividend, less the amount of the dividend, rounded up to the next highest euro cent. We expect that Bank of New York Mellon as depositary will make this option available to ADR holders. On June 9, 2010, we paid a dividend of €1.21 per share in respect of our 2009 fiscal year. On June 8, 2009, we paid a dividend of €1.21 per share in respect of our 2008 fiscal year. On May 27, 2008, we paid a dividend of €1.21 per share in respect of our 2007 fiscal year. On May 15, 2007, we paid a dividend of €1.05 per share in respect of the 2006 fiscal year. On May 29, 2006, we paid a dividend of €0.85 per share in respect of the 2005 fiscal year.

Dividends paid to holders of our ADSs and non-French resident holders of our shares are subject to a French withholding tax generally at a rate of 25%. However, U.S. holders that are entitled to and comply with the procedures for claiming benefits under the applicable tax treaty may be subject to a 15% rate of withholding tax. See Item 10. “Additional Information—Taxation” for a summary of the material U.S. federal and French tax consequences to holders of shares and ADSs. Holders of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs. In addition, dividends paid to holders of ADSs will be subject to a charge by the depositary for any expenses incurred by the depositary of the ADSs in the conversion of euro to dollars.

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

The following table shows the euro/U.S. dollar exchange rate from 2006 through April 18, 2011 based on the noon buying-rate, as defined below, expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5. “Operating and Financial Review and Prospects.”

Back to Contents

Month
U.S. dollar/Euro	Period End	Average rate*	High	Low
April 2011 (through April 15th, 2011)	1.44	1.44	1.45	1.42
March 2011	1.42	1.40	1.42	1.38
February 2011	1.38	1.37	1.38	1.35
January 2011	1.37	1.34	1.37	1.29
December 2010	1.34	1.32	1.34	1.31
November 2010	1.30	1.37	1.42	1.30
October 2010	1.39	1.39	1.41	1.37

Year
U.S. dollar/Euro

2010	1.34	1.33	1.45	1.20
2009	1.43	1.39	1.51	1.25
2008	1.39	1.47	1.60	1.24
2007	1.47	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19

*   The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. Unless otherwise specified, the translations from euro to U.S. dollars in this annual report are based on US$1.00 = €0.74839, the Noon Buying Rate on December 31, 2010. On April 18, 2011, the exchange rate as published by Bloomberg at approximately 1:00 p.m. (New York time) was US$1.42 per one euro.

Back to Contents

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to the Environment in which We Conduct Our Operations

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

We perform a substantial portion of our business under contracts, often of a long-term nature, with public authorities and industrial and service sector customers. These contracts are often awarded through competitive bidding, at the end of which we may not be retained even though we may have incurred significant expenses in order to prepare the bid. In addition, our contracts may not be renewed at the end of their term, which, in the case of major contracts, may require us to implement costly reorganization measures. When the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or appropriate compensation to cover our costs of termination, the impact on our results could be substantial.

We have conducted and may continue to conduct external growth transactions through acquisitions and/or mergers, which could have a less favorable impact on our activities and results than anticipated, or which could affect our financial condition.

As part of our growth strategy, we have conducted and continue to carry out external growth transactions, in varying legal forms, in particular through acquisitions of businesses or companies or through mergers, and of varying sizes, some of which are significant at the Group level. These external growth transactions involve numerous risks, including the following: (i) the assumptions underlying the business plans supporting the valuations may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate the companies acquired and their technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired or merged; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be performed at unfavorable terms and conditions; (v) we may increase our indebtedness to finance these acquisitions or mergers; and (vi) we may be forced to divest or to limit the growth of certain businesses so as to obtain the necessary authorizations, in particular with respect to anti-trust authorizations. As a result, the expected benefits of completed or future acquisitions, mergers or other external growth transactions may not materialize within the time periods or to the extent anticipated, or may impact our financial condition.

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

We are also subject to risks related to fluctuations in interest rates. As of December 31, 2010, approximately 34.3% of our outstanding financial debt bore interest at floating rates, after taking into account hedging instruments (see Note 29.1.1 to our Consolidated Financial Statements). Fluctuations in interest rates may also affect our future growth and investment strategy since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Back to Contents

Our business is subject to greenhouse gas market and emission allowance risks.

As an operator of energy installations and, to a lesser extent, as a result of our landfill site business, we are exposed to the inherent risks of the greenhouse gas allowance system introduced by the European Union in the framework of the Kyoto Protocol. The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions. The Kyoto Protocol, which was signed in December 1997, came into force in February 2005. In accordance with this Protocol, Directive 2003/87/EC of October 13, 2003 created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system, which began in 2005, led to the creation of National Allowance Allocation Plans (NAAP).

These plans are being implemented in several phases. The pilot phase (NAAP 1), which aimed to set a price on carbon and put in place national registers, ran from January 1, 2005 to December 31, 2007. The ongoing phase 2 (2008-2012) reflects the implementation of the Kyoto Protocol. Allowances are granted free of charge to facilities. If a company exceeds its allowance then it must either adapt its facilities or purchase extra allowances, at market price, from a company that does not need them. Phase 3 (2013-2020) will be a strengthening of the system with a view to reducing greenhouse gas emissions by 20% by 2020 (compared to 1990). As a consequence of this, from January 1, 2013, some of the allowances needed by our Group will have to be purchased (through an auction system), which is expected to generate additional costs.

In this context, we are exposed to a double-sided risk: first, we may not be able to achieve the emission reductions imposed by the system over a number of years, which would result in our Group being required to purchase additional greenhouse gas allowances. Second, we may not be able to adjust our pricing policy so as to pass on the extra cost of purchasing these allowances from January 1, 2013.

In addition, as shown by the cases of theft in the CO2 allowances market in 2010 and 2011, we are exposed to the risk of the allowances that we hold being stolen and to the risk of receiving allowances that have previously been stolen.

Our business operations in some countries may be subject to political risks.

While our operations are concentrated mainly in Europe and the United States (sales generated outside of these regions represented approximately 14.5% of total Group revenue in 2010), we conduct business in markets around the world. The risks associated with conducting business in some countries, in particular outside of Europe, the United States and Canada, can include the non-payment or slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, employee-related risks, political and economic instability, increased foreign exchange risk and currency repatriation restrictions. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The setting of public utility fees and their structure may depend on political decisions that can impede for several years any increase in fees, such that they no longer cover service costs and appropriate compensation for a private operator.

Unfavorable events or circumstances in certain countries may lead us to record exceptional provisions, write-downs and/or impairments, which could have a material adverse effect on our results.

Our business operations are subject to geopolitical, criminal and terrorist risks.

Water is a strategic resource that contributes to public health. Accordingly, our activities must comply with laws and regulations that seek to safeguard water resources, production sites and treatment facilities against criminal or terrorist acts. In the areas of public transportation, energy services and waste management, our installations and vehicles may become terrorist targets around the world. In addition, our employees work and travel in countries where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently high. As a result, despite the preventive and safety measures implemented by us and the insurance policies subscribed, a criminal or terrorist attack could negatively affect our reputation or operating results.

Back to Contents

Risks Relating to Our Operations

Changes in the prices of energy and other commodities or in the price of recycled materials may reduce our profits.

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

In addition, a substantial portion of our Environmental Services Division’s revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of recycled raw materials (paper and ferrous and non-ferrous metal). A significant drop in the price of recycled raw materials, combined with the impact of the economic crisis on volumes, affected our operating results in 2009, and a significant, long-term drop could affect our operating results in the future.

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

Changes in certain cogeneration contracts may affect our business.

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

We conduct the majority of our operations through long-term contracts. The initial circumstances or conditions under which we enter into a contract may change over time, which may result in adverse economic consequences. Such changes vary in nature and foreseeability. Certain contractual mechanisms may help in addressing such changes and restoring the initial balance of the contract, but they may not be fully effective. The implementation of such mechanisms may be triggered more or less automatically by the occurrence of a given event (for instance, price indexing clauses), or they may call for a procedure to revise or amend the contract with the agreement of both parties or of a third party. Accordingly, we may not be free to adapt our compensation, whether this consists of a price paid by the customer or a fee levied on end users based on an agreed-upon scale, in line with changes in our costs and demand. These constraints on us are exacerbated by the long-term nature of contracts. In all cases and most particularly with regard to public service management contracts, our actions must remain within the scope of the contract and ensure continuity of service. We cannot terminate unilaterally and suddenly a business that we believe is unprofitable, or change its features, except, under certain circumstances, in the event of proven misconduct by the customer.

Back to Contents

Certain of our operations are performed under contracts containing performance objectives that we must fulfill in order to be compensated or the non-fulfillment of which would result in the imposition of penalties.

Through Veolia Water Solutions & Technologies, we perform “turnkey” contracts for the design and construction of infrastructure in the water sector, compensated at non-adjustable fixed prices. In addition, our operational contracts can extend over long periods (up to several decades for the contracts of Veolia Eau in China). Our compensation is often subject to the fulfillment of certain performance objectives the non-fulfillment of which results in imposition of penalties.

The risks to which we are exposed under these types of contracts are generally technical (design and choice of tailored versus tried-and-tested technology), operational (site management during the performance, acceptance and warranty phases, ability to use a technology, which may be imposed by the customer) and economic (fluctuations in raw material prices, other supply prices or foreign exchange rates).

In accordance with standard practice, to the extent possible we seek to cover these risks contractually. We may, however, encounter difficulties over which we have no control, relating, for example, to the complexity of certain infrastructure, weather or economic variations, construction contingencies, the purchase and ordering of equipment and supplies, or changes in performance schedules. In certain cases, we must rely on existing information or studies provided by the customer that may prove inaccurate or inconsistent, or we may be required to use existing infrastructure with poorly-defined operating characteristics. These may lead to non-compliance with contract specifications or generate additional costs and construction delays, triggering, in certain cases, reductions in our revenue or contractual penalties.

In certain cases, we must take into consideration public or private customer requests for additional work, whether or not such changes were provided for contractually. These changes may result in changes in the services provided, necessary investments or the invoicing method.

While contracts generally include clauses providing for the payment of additional compensation should additional work be requested or should events such as those detailed above occur, we are exposed to the risk of not obtaining amounts sufficient to cover the resulting additional costs, or of obtaining such amounts only after the passage of time.

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

Back to Contents

Some of our activities could cause damage to persons, property or the environment.

Some of our activities could cause damage to persons (including illness, injury or death), business disruption, and damage to real or personal property or the environment. It is our general policy to contractually limit our liability and to take out insurance policies that cover our main accidental and operational risks. However, these precautions may prove to be insufficient, and this could generate significant costs for us. For more information, please refer to the risk factors describing environmental, health and safety compliance below.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have incurred and will continue to incur significant costs and other expenditures to comply with our environmental, health and safety obligations as well as in sanitary risk management. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including specific precautionary and preventative measures, or to advise our customers so that they undertake the necessary compliance work themselves.

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

The REACH European Regulation of December 18, 2006 on the Registration, Evaluation, Authorization and Restriction of Chemicals, applicable since June 1, 2007 in Member States of the European Union and in Norway, Liechtenstein and Iceland, organizes and provides a framework for the registration of chemical substances manufactured, imported, marketed, recycled, enhanced or simply used (in their initial form or in preparations) when the quantity handled exceeds one ton per year and per legal entity. The application of this regulation creates constraints on us when using certain products and in connection with protection of workers. Furthermore, the adaptation of REACH in certain countries could force us to arbitrate between certain registrations and this could have financial and coherence implications. For information on environmental and health and safety risks, please refer to Item 4. “Information on the Company – Environmental Regulation, Policies and Compliance” below.

Our operations and activities may cause damage or lead us to incur liability that we might be required to compensate or repair.

The increasingly broad laws and regulations expose us to greater risks of liability, in particular environmental liability, including in connection with assets that we no longer own and activities that have been discontinued. For example, the European directive of April 21, 2004 on environmental liability introduces throughout the European Union a framework of environmental liability for serious environmental damage or threat of damage. This directive was enacted into French law on August 1, 2008 and extends the scope of strict liability for certain serious environmental damage. With regard to the prevention of technological and environmental risks and the conduct of remediation activities, the French law of July 30, 2003 strengthens obligations to restore certain sites at the end of their operating life, making the accrual of provisions mandatory under certain conditions. In addition, we may be required to pay fines, repair damage or undertake improvement work, even when we have conducted our activities with all due care and in full compliance with operating permits. Regulatory authorities may also require us to conduct specific investigations and undertake site restoration work for current or future operations or to suspend activities as a result, in particular, of an imminent threat of damage or a change in applicable regulations.

In addition, we often operate installations that do not belong to us, and therefore do not always have the power to make the investment decisions required to bring these installations into compliance. When the customer on whose behalf these installations are operated refuses to make the required investments, we may be forced to terminate our operations.

Back to Contents

Despite this restrictive trend towards increasing regulation and constant efforts to improve risk prevention, accidents or incidents may still occur and we could be the subject of legal action to compensate damage caused to individuals, property or the environment (including the ecosystem). In such instances, these potential liabilities may not be covered by insurance programs that we have taken out, or may be only partially covered. The obligation to take certain measures or compensate for such damage might have a material adverse effect on our activities, our resources, or our profitability.

Specific measures are required in connection with certain technological risks.

Our subsidiaries in France or abroad may, under environmental services outsourcing contracts, perform activities at certain environmentally sensitive sites known as high threshold “Seveso” sites (classified “AS” under the French ICPE, “Installations Classified for the Protection of the Environment” system) or low threshold Seveso sites (or the foreign equivalent), operated by industrial customers (particularly petroleum or chemical industry sites). In these instances, we must manage the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of installations managed by us to customer sites. The regulatory regime governing Seveso facilities applies only within the European Union, but we operate several similar sites outside of this region that are often subject to the same level of stringent regulation. In France, we operate installations with characteristics similar to those covered by the Seveso regime (only certain of which are classified as “AS” under the ICPE system).

The new system of registration applicable to Environmentally Classified Installations, which created a system of registration “half-way” between authorization and reporting, could have an impact on our business. This is due to the fact that some businesses with which we are in competition could benefit from a simplified administrative procedure under the ICPE regulatory framework, which would be more flexible than that with which our businesses must comply. See Item 4. “Information on the Company – Environmental Regulation, Policies and Compliance” below.

Human resources management issues and industrial disputes could have a negative impact on our image and business.

Our operations, which we carry out on behalf of industrialists or localities, include the provision of essential services and always require human labor for their implementation. We cannot guarantee that we will not encounter labor disputes (strikes, walkouts or the destruction of property in extreme cases) that could interrupt our operations over a significant period of time. As we are not covered by business interruption insurance for such interruptions, any such disputes could have an adverse effect on our financial condition as well as on our reputation.

In addition, our activities require a wide range of continually evolving skills in order to keep up with changes in our sector, in particular in our environment-related business, and we must be attentive to the principles of non-discrimination and equal treatment and opportunities with respect to recruitment and employment. We may be unable to seek out new profiles, train staff in new techniques and recruit and train managers in every country where we do business and may be unable to face all of the human challenges inherent in the growth of our business. We also may incur significant costs in managing employee health and safety and may face increased work accidents and illness (both in frequency and severity) despite our efforts.

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

The legal and commercial name of our Company is “Veolia Environnement.” Our Company is a société anonyme, a form of limited liability corporation, incorporated in 1995 pursuant to the French Commercial Code for a term of 99 years. Our registered office is located at 36/38, avenue Kléber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 00 00. Our agent in the United States is Terri Anne Powers, Director of North American Investor Relations, 200 East Randolph Street, Suite 7900, Chicago, Illinois 60601 – USA, and the phone number of that office is (+1) 312-552-2890.

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

Back to Contents

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

In November 2005, we rolled out a new brand system aimed at increasing consistency between our Divisions and our visibility by strengthening the identity and common culture of Veolia Environnement around our service values. Our Water, Environmental Services and Transportation Divisions are now united under a single brand, “Veolia,” which is linked to the name of their activity. Our Energy Services Division primarily operates under the brand “Dalkia.”

BUSINESS OVERVIEW

2010 Revenues by Division

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total Consolidated
Europe	8,559.4	6,739.8	6,817.5	4,388.0	26,504.7
Of which: France	4,789.3	3,257.3	3,665.2	2,326.0	14,037.8
Germany	1,434.6	1,104.5	2.4	602.8	3,144.3
United Kingdom	625.5	1,550.7	190.7	50.9	2,417.8
Other European countries	1,710.0	827.3	2,959.2	1,408.3	6,904.8
United States	686.2	1,267.4	326.6	963.4	3,243.6
Rest of the world	2,882.3	1,305.0	437.7	413.3	5,038.3
Of which: Middle East	491.9	87.0	85.9	30.6	695.4
Oceania	262.3	606.4	41.0	183.1	1,092.8
Asia	1,330.6	256.3	80.4	91.3	1,758.6
Rest of the world	797.5	355.3	230.4	108.3	1,491.5
TOTAL	12,127.9	9,312.2	7,581.8	5,764.7	34,786.6

Our Overall Strategy

We are the only international company focused entirely on the environmental services sector operating through four Divisions – Water, Environmental Services, Energy Services and Transportation – at the service of our public authority, industrial and service-sector customers.

We provide most of our services under long-term contracts that generate recurring income and provide visibility. Through tailored provisions reflecting the needs of different markets, these contracts allow for gains in economic performance and environmental efficiency from technical, labor and organizational improvements.

Founded on an asset base that has been largely renewed over the last decade, our operations generate substantial cash flows which, after maintenance-related investment and interest and tax charges, are shared among shareholders, lenders and the business, enabling growth.

Over the last fifteen years, we have developed and adapted a range of management models in several countries. This ability allows us to benefit from the considerable growth in environmental services markets around the world, by positioning ourselves in areas of high economic growth in countries which have already demonstrated an acceptance of the outsourcing model and a respect for contractual commitments.

Back to Contents

We target balanced and responsible growth on all levels, based on the long-term nature of our commitments, the size of our needs and opportunities as well as the impact of our activities on the environment. We consider the long-term interests of all stakeholders – shareholders, lenders, employees, customers and local communities.

We are the corporate benchmark for sustainable development and we implement a growth policy that is focused, profitable and founded on strict financial discipline.

To this end, we have established clear priorities for the allocation of our scarce resources, both human and financial:

•

target markets offering the best growth opportunities, in which long-term demand is increasing rapidly and where the services currently available are still inadequate or incomplete;

•

use technological progress and expertise to propose innovative and discriminating technical and operational solutions;

•

identify complex problems enabling business synergies to be generated between our various areas of expertise or requiring understanding of unusual organizational processes;

•

capitalize on economies of scale by grouping the entire service offering around major contracts, ensuring smaller contracts achieve the required level of efficiency.

In order to fully benefit from this potential, we must be in a position to capitalize on new opportunities and continually adapt.

In recent years, we have implemented a permanent profitability improvement policy, generating annual productivity gains and reducing our cost base. We have been able to leverage several initiatives that generated annual savings of €250 million during the economic crisis. This program, known as our Efficiency Plan, was launched pursuant to our strategic objectives set in 2007 and included the introduction of a procurement policy, operational plans, reductions in overhead costs and resource pooling, contract portfolio management and industrial asset management. For more information see Item 5. “Operating and Financial Review and Prospects – Operating Income.” In addition to these continuing efforts, we have started to overhaul our procedures and organizational structure, including the implementation of a coherent management framework applicable to all businesses and operational assessments of profit centers with systematic and comprehensive performance reviews covering all resources used. These new approaches are targeted to produce annual gains of €300 million from 2013.

We have performed an in-depth review of our business portfolio. Approximately 15% of our long-term invested capital, corresponding to €4 billion in assets, does not fit with our current priorities and could be divested, in whole or in part, in the coming years. This divestiture program will generate additional financial resources over and above operating cash flows, which can be used for our geographical expansion, make us more flexible and expand our opportunities.

Given the large number of growth opportunities, we can and must be selective.

Priority sectors have been identified in the four Divisions. In the Water Division, priority will be given to major concession contracts in Europe and Asia and to large industrial projects in developing countries. In the Environmental Services Division, the focus will be on hazardous waste processing in Europe, the United States and developing countries, on integrated contracts adopting a variety of public-private partnership models and on the development of sorting and recycling activities in Europe and North America. In the Energy Services Division, priority will be given to local energy solutions, in particular biomass fueled co-generation paired with heating networks and industrial platforms, as well as major municipal contracts for energy optimization. Finally, in the Transportation Division, priority will be given to the ramp-up of regional rail services, tramway and metro networks in major cities and on-demand transport.

Back to Contents

These different priorities are at different phases of development depending on the regulatory and economic maturity of each geographical market.

Our strong positions in France and, depending on the maturity of our operations, in the United Kingdom, Germany and the United States, generate stable and long-term cash flows but are confronted with challenges such as the long-term declines in volumes and competition from the public sector, such as state-owned businesses and former monopolies. There are also real growth opportunities, as increasing pressure on public finances and increasingly strict environmental regulations generate a need for greater efficiency. Several growth areas have been identified, offering a rapid return on investment with low execution risk.

Several recently developed platforms are expected to become key strengths in the future. In Central Europe, in the Water and Energy Services Divisions in particular, several opportunities may be developed out of existing operations, either in the form of new public-private partnerships or through adjacent industrial development. In China, we now have an installed base serving over 40 million customers and generating annual revenue in excess of €600 million, compared to only 11 million customers and revenue of €80 million in 2004. The ramp-up of these operations will continue in the coming years, accompanied by new opportunities particularly in the industrial sector.

We could invest up to €8 billion in total over the next three years to implement our growth strategy. Investment will be focused on consolidating strong positions and existing contracts of developing platforms; however, one-third of this investment will be earmarked for new projects in Western Europe and North America as well as Central Europe and emerging countries.

This strategy is intended to produce medium-term growth in operating income and increases in ROCE (return on capital employed), while maintaining stable debt levels.

Our Strategy by Division

Water

Our Water Division intends to continue to expand its services around the world, while striving to ensure the quality and safety of the water it provides, the conservation of natural resources and the protection of the environment.

The growth potential of the international market for water services is enhanced by four main factors:

•

population growth and higher urban density;

•

the tightening of environmental standards and health regulations;

•

growing acceptance of the delegated management model and public-private partnerships as alternatives to public management (although this trend has recently slowed), and;

•

the on-going refocusing by industrial customers on their core businesses.

Given this growth potential, we will continue to adopt a selective approach to optimize the allocation of our resources, operating costs and profitability. Optimizing the allocation of resources in the countries where we enjoy strong positions and have mature contracts (France, United Kingdom, Germany), entails the implementation of some defensive investment, i.e., additional investments aimed at improving the growth and profitability of existing contracts. To take advantage of market opportunities, our Water Division capitalizes on its technical expertise, its experience in managing customer relations and the mobilization of local teams in order to anticipate the future needs of public authorities. It focuses, in particular, on developing employee skills so as to meet future challenges. Its technical expertise in areas such as desalination and wastewater recycling solutions represents a major effort to adapt to on-going changes in the market.

Back to Contents

Environmental Services

Through our Environmental Services Division, we intend to continue our expansion as the global benchmark in this sector.

Demand in this sector is rising, driven by growing environmental awareness, resulting in increased regulation and higher public expectations in a number of countries, and the dawn of a new age where raw materials and energy are rare, accelerating the transformation of waste treatment and recovery methods. As a result, experts who can provide long-term services under cost-effective conditions and in compliance with environmental regulations are highly sought after.

In this favorable market environment in Europe, the United States and Asia, Veolia Propreté will focus its efforts to:

•

increase the profitability of its activities by renegotiating fees, maximizing the use of its production tools and reducing structural costs, while seeking, wherever possible, to generate economies of scale with our other businesses;

•

enhance its waste processing capabilities, by accompanying the transformation of waste processing methods and developing its recovery technologies; and

•

strengthen its competitive advantages and the added value offered by its services, while developing the technical content of its businesses and capitalizing on its command of the entire waste management chain, in order to offer industrial and municipal customers comprehensive waste management solutions.

In particular, the following growth sectors have been identified and prioritized:

•

processing and recycling industrial hazardous waste in Europe, the United States and certain developing countries;

•

PFI (Private Finance Initiative) and Public Private Partnership (PPP) integrated waste management contracts in Europe; and

•

sorting and recycling of non-hazardous waste in Europe and North America.

Energy Services

Through our Energy Services Division, we are a global player in the management of energy consumption across all activity sectors: industry, residential, service-sector, buildings and public equipment. Our strategy focuses on establishing ourselves as a leader in new solutions that will accompany the energy transformation of the coming decades towards a more sustainable, less energy-intensive world, which is more respectful of the environment and more conducive to climate stability. Opportunities already exist in this area and will increase significantly, driven by increasingly rare raw materials, primarily fossil fuels, the resulting rise in prices and increasing political and regulatory pressure in all regions of the world.

After the recession triggered by the recent economic crisis, 2010 witnessed a resurgence of this trend: crude oil finished the year at nearly US$100 a barrel, pushed by renewed growth in global demand; Europe launched its third climate package and is preparing a new directive on energy efficiency; global investment in cleantechs enjoyed an upsurge; and the Cancun climate conference made substantial last-minute progress toward agreement on globally coordinated solutions to fight greenhouse gas emissions.

Back to Contents

In this extremely favorable context, Dalkia’s strategy focuses more-than-ever on the two main pillars of energy efficiency and renewable energies, with energy produced from biomass at the forefront. The promotion of energy efficiency is now marketed through energy performance contracts, which have been rolled-out across all activity sectors: industrial sites and all types of buildings. The economics of these contracts focus on progressively achieving precise energy-consumption objectives through technological solutions and improved management. In the renewable energies sector, Dalkia favors the production of heat and/or electricity from biomass, applies its existing experience in geothermal energy and markets solar-energy solutions whenever appropriate.

Heating and cooling networks continue to offer considerable growth opportunities. As a result of production plants which often also generate electricity, Dalkia is well positioned in the growing market for local energy production and distribution, and can offer significant green solutions in the form of biomass.

The geographical development strategy of the Division breaks down as follows:

•

continued growth in Europe across the entire business line, particularly for major heating infrastructure in Central Europe;

•

intensifying the existing presence in North America, focusing on the management of heating and cooling networks and new biomass opportunities;

•

development of large cooling networks and standard energy management services at sites in the Middle East; and

•

consolidation of its presence in China focusing on major infrastructure, heating networks and serving industrial sites.

Our services are based on significant research and development activities, aimed at marketing high performance solutions that benefit from the latest technological discoveries.

Transportation

Through our specialized subsidiary, Veolia Transport, we aim to become a major transportation service provider on a worldwide scale.

Between 2000 and 2030, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transportation needs are expected to increase by 50% by 2020 (source: International Association of Public Transport). These demographic changes raise concerns regarding the environment and urban congestion and help make public transportation services a major concern for local authorities and city dwellers. In addition, transportation is linked to the environmental performance of cities and regions, regional competiveness, development and growth, the identity and solidarity of citizens and quality of life. The major challenges in this sector are tied to an ever-increasing demand for mobility, with growing requirements in terms of fluidity and flexibility. Public transportation networks must also address environmental concerns and propose higher performance solutions to improve the quality of city travel and reduce automobile congestion.

Veolia Transport’s strategy is to improve its performance in its core business of passenger transportation, with the following priorities:

•

targeting geographically key markets, including a number of emerging geographical areas;

•

constantly improving business expertise in all local land transportation methods;

•

innovating both in new transportation services (e.g., bicycles, car sharing, collective taxis) and new value added services delivered to customers via information technology devices (ticketing, real-time information); and

•

researching and developing new sustainable development solutions (new green fuels, electric vehicles, etc.).

Back to Contents

In 2011, Veolia Transport’s strategy will be implemented through the new entity resulting from the Veolia Transport - Transdev combination completed on March 3, 2011 (see Item 5. “Operating and Financial Review and Prospects – Overview – Major Developments in 2010 – Overview – Acquisitions, Divestitures and Partnerships – Partnerships” and Item 10. “Additional Information – Material Contracts” below, as well as Note 42 to the Consolidated Financial Statements contained in Item 18. below).

Our Services

Water

Through Veolia Eau-Compagnie Générale des Eaux, we are the world’s leading provider of water and wastewater services for public authorities and industrial companies.(1) In addition, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies, is the world leader in the design of technological solutions and the construction of structures for the performance of such services. Veolia Eau provides drinking water to more than 100 million people and supplies 71 million people with wastewater services.

As of December 31, 2010, Veolia Eau has 96,260 employees around the world.(2) The Water Division is present in sixty-seven countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Czech Republic, Slovakia and Romania. The Asia-Pacific region (mainly China, Korea, Japan and Australia) also remains an important development objective, with the signing of a number of significant contracts with municipal and industrial customers over the past several years. Veolia Eau also has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Milwaukee. Finally, Veolia Eau has established a presence in the Middle East and Africa, primarily in Morocco and Gabon. Thanks to our coordination of a network of research centers in France and abroad, Veolia Eau has mastered numerous major technologies and tools within the water sector. Veolia Eau is therefore able to offer highly-skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants, and preservation of resources.

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

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Water Division, after elimination of inter-company transactions. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5. “Operating and Financial Review and Prospects – Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 – Revenue by Geographical Region” and “– Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 – Revenue by Geographical Region” below.

Water*

(€ million)	2010	2009	Change 2010/2009
Revenue	12,127.9	12,318.3	-1.5%
Operating income	1,020.3	1,145.4	-10.9%
* Including Veolia Environnement’s share in the results of the water activities of Proactiva, Veolia Environnement’s joint venture with FCC, and of the activities of Artelia.

(1)   Source: Global Water Intelligence (GWI), November 2010 and Pinsent Masons Water Yearbook 2010-2011.

(2)   Employees managed as of December 31, 2010, including employees allocated by Proactiva and Proxiserve to their water business.

Back to Contents

Overview of the Water Division

Veolia Eau manages municipal drinking water and/or wastewater services on five continents through a geographical organization featuring a strong local presence. Contracts with public authorities are typically long-term and range from ten to twenty years in length and potentially up to fifty years under certain circumstances. These contracts take various forms, tailored to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others. They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of the assets (except in the United Kingdom) and retaining authority over water policy. Recent legislative changes have allowed us to integrate more elaborate mechanisms into our contracts to provide for added value sharing (productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage customer relations, and we are constantly improving the efficiency of our services and specific information systems. In certain countries where public authorities have sought either to implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau offers feasibility studies and technical assistance, which may include research plans, coordination and acceptance, network modeling and financial analysis. Outsourcing contracts with industrial and commercial customers generally have a term of three to ten years, although certain contracts have terms of up to twenty years, and contracts in China are significantly longer.

Service Contracts with Public Authorities and Industrial Customers

Our water business focuses mainly on water and wastewater management services for public authorities and industrial customers. Veolia Eau provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Eau also manages customer relations, providing billing services and call centers. Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts tailored to local environments. Veolia Eau continues to develop its service offering for industrial customers, capitalizing on its local presence in many areas and an adapted organizational structure. As a result, it is active in this field in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Through VE Industries, Veolia Eau also contributes to the development of our common service offerings, in particular in Europe.

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Eau develops technological solutions and designs and/or builds the infrastructure necessary to providing water services on behalf of public authorities and industrial and service sector customers. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized equipment, which is both reliable and high-performing, designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and customer service of these installations. Veolia Eau treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical and biological treatments, Veolia Eau has developed a comprehensive range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. The recycling/reuse systems installed by Veolia Eau provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing water consumption, operating costs and environmental damage. Through SADE, Veolia Eau also designs, builds, renews and recovers urban and industrial drinking water and wastewater networks and related infrastructure, in France and around the world. SADE’s services cover each stage of the water cycle, from collection to release, and its public and industrial customers benefit from SADE’s experience in this area.

Back to Contents

Key factors

The key factors that may influence the activities of Veolia Eau are of a technical, contractual and economic nature. They mainly concern the following success factors:

•

The key factors potentially impacting the “service contracts with public authorities and industrial customers” business are, from an economic point of view, trends in volumes billed and the ability to obtain price increases in line with Group objectives within the planned time-period. From a technical point of view, the ability to satisfy service commitments negotiated with the customer or regulator and, from a commercial point of view, the ability to renew existing contracts under satisfactory terms and conditions in a highly competitive environment;

•

The Engineering and Technological Solutions business is potentially affected, at an economic level, by the rate of projects launched by public authorities and certain major industrial companies, as trends in demand levels have a direct impact on the order book. Continued technological leadership in tender bids and the ability to manage constraints and master technical solutions in the performance of contracts, are determining factors. Finally, at a contractual level, rigor in the negotiation and performance of contracts are also key in this sector (particularly the ability to meet deadlines and cost budgets).

Description of Activities in 2010

Veolia Eau activity levels in 2010 were down slightly compared to 2009 (a decrease in revenues of 1.5%). Despite the loss of the Paris contract, 2010 was marked by the near stability of operating activities in France; the acquisition of certain United Utilities businesses in Europe and strong growth in Asia was offset by weakness in the construction sector both in France and abroad.

In France, Veolia Eau provides approximately 24 million residents with drinking water and 17 million with wastewater services. Public service delegated management contracts renewed in 2010 (excluding the contract with SEDIF, the Ile-de-France region Water Authority) represent estimated total cumulative revenue of almost €1,030 million. The main event of the year, however, was the renewal by SEDIF of its confidence in Veolia Eau, with a 12-year delegation contract for the production and distribution of drinking water, representing total cumulated revenue of approximately €3 billion. The other successes of the fiscal year include the 20-year concession arrangement to build and operate the Saint-Denis treatment plant on the French island Réunion, the renewal of the Fréjus – Saint-Raphaël, Saint-Jean Cap Ferrat, Quimper, Verdun and Vitré drinking water contracts and the renewal of the Forbach, Bergerac, Carhaix, Mandelieu-la-Napoule and Granville wastewater treatment contracts. In a highly competitive environment, Veolia Eau also lost some contracts, including the Saint Dizier drinking water contract and the Quimper and Strasbourg wastewater treatment contracts.

Back to Contents

We also continued our sustainable development policy launched in recent years, refining our contractual model with the help of specific offerings, in order to satisfy customer wishes and enable them to meet their sustainable development objectives (biodiversity, carbon footprint, etc.). Finally, as in 2009, the fall in unit consumption continued (1% fall in volume sold compared to 2009).

Activity rose significantly in Europe (7.1% increase in revenue, or 4.1% at constant consolidation scope and exchange rates) mainly due to a rise in volumes observed by our German companies.

In Asia, 2010 was marked by the continued ramp-up of the Tianjin Shibei contract in China, the start of the Hong Kong sludge treatment contract and by the start of the Gold Coast operating contract in Australia, and progress with the construction of the Rosehill-Camelia projects near Sydney.

In the United States, 2010 was marked by the signature of an agreement between the City of Indianapolis, Citizens Energy Group and Veolia Water North America, which, subject to the settlement being approved by the Indiana Utility Regulatory Commission (IURC), will lead to the early termination of the Indianapolis contract.

Principal contracts

The following table shows the principal contracts signed or renewed in 2010 with either public authorities or industrial or commercial companies.(1)

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (€ euros)	Services provided
France
SEDIF (Ile de France)	June	Renewal	12 years	3 billion	Public service delegation arrangement for the production and distribution of drinking water
Marquette-lez-Lille	October	New	4 + 6 years construction and operation	103 million	Contract to design and build a wastewater treatment plant
CINOR (Réunion)	May	New	20 years	270 million	Contract to design, build, finance and operate a wastewater treatment plant
Asia
Hong Kong	October	New	37 months of construction and 15 years of operation	414 million for the construction and 20 million per year for the operation	Contract to design, build and operate a sludge treatment plant
Dongbu (Korea)	April	New	15 years	183 million	Acquisition and operation of wastewater and process water installations
Osaka (Japan)	October	Renewal	4 years	44 million	Meter reading
South America
Petrobras (Brazil)	August	New	2 years	30 million	Contract to design and build a water treatment plant
North America
New London (CT)	December	Renewal*	10 years	53 million	Operation and maintenance of drinking water and wastewater treatment services
Buffalo (NY)	July	New	10 years	38 million	Operation and maintenance of drinking water services
Fulton County (Georgia)	July	New	5 years	38 million	Operation and maintenance of wastewater treatment services
* Early renewal: the contract previously expired in 2017 and now expires in 2027.

(1)   Revenues estimated under the contracts won in 2010 have been converted into euros at the closing exchange rate as of December 31, 2010. Therefore, the amounts listed here may differ from the amounts announced in earlier Group press releases.

Back to Contents

Principal Acquisitions and Divestitures in 2010

The main acquisition and divestitures during the year include:

•

in France, as part of the Memorandum of Understanding signed by Suez Environnement and Veolia Environnement on December 19, 2008 concerning the redistribution of the joint subsidiaries held by the two groups, which came into effect in March 2010, and resulted in:

•

the sale to Suez’ subsidiary Lyonnaise des Eaux (LDE) of the following companies: Société des Eaux du Nord, Société Nancéienne des Eaux, Société des Eaux de Versailles et de Saint Cloud, Société Martiniquaise des Eaux, Société Guyanaise des Eaux, Société Stéphanoise des Eaux, SERAM and Société Provençale des Eaux; and

•

the acquisition by Veolia Eau - Compagnie Générale des Eaux of additional interests in the following companies: Société des Eaux d’Arles, Société des Eaux de Marseille and certain of its subsidiaries and in particular Société Industrielle du Littoral Méditerranéen and Bronzo Environnement. Veolia Eau - Compagnie Générale des Eaux now holds more than 97% of the share capital of these companies.

•

in the rest of Europe, the acquisition in November 2010 of certain United Utilities Group businesses, including:

•

a 77.1% shareholding, via Veolia Voda, in Sofiyska Voda, which operates water supply and treatment services for the city of Sofia in Bulgaria;

•

a 33.2% shareholding, via Veolia Voda, in Aqua SA, which operates water supply and treatment services for the city of Biesko Biala in southern Poland; and

•

a portfolio of construction and management contracts for water treatment plants in the United Kingdom.

•

Other transactions in the rest of Europe in 2010 include the following:

•

the sale of 9.52% of Veolia Voda to the International Finance Corporation (IFC), reducing Veolia Eau – Compagnie Générale des Eaux’s shareholding in Veolia Voda to 75.2%;

•

the sale in December 2010 to Rabobank and Evides of a portion (29%) of our shareholding in Delfluent B.V, the company operating the Hague BOT contract, reducing our shareholding in this company to 11%; and

•

the buyout by Veolia Water Systems of the remaining 25% minority interests in SIBA Spa increasing our shareholding in Siciliacque (in Sicily) and Sorical (in Calabria) to 74.7% and 46.5%, respectively.

Following the creation, acquisition or consolidation of 64 companies in 2010 and the liquidation, divestiture or transfer of 37 companies, the Water Division (excluding Proactiva) is comprised of 755 companies as of December 31, 2010 compared to 728 in 2009.

Back to Contents

Environmental Services

Through our subsidiary Veolia Propreté, we are the number one reference in the environmental services sector,(1) where we are involved in waste collection, recycling and processing and handle waste in all forms and at all stages of the waste cycle. Veolia Propreté manages liquid and solid waste, non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to recovery, on behalf of both public authorities and industrial customers.

As of December 31, 2010, Veolia Propreté employed 84,740 people(2) around the world, in approximately 33 countries.

Veolia Propreté is a partner of over 750,000 industrial and service-sector customers(3) and serves more than 75 million residents on behalf of public authorities.

As of December 31, 2010, Veolia Propreté managed approximately 817 waste processing units.

The term of Veolia Propreté contracts usually depends on the nature of services provided, applicable local regulations and the level of capital expenditure required. Collection contracts usually last from one to five years, while waste processing contracts can last anywhere from one year (for services provided on sites belonging to Veolia Propreté), to thirty years (for services involving the financing, construction, installation and operation of new waste processing infrastructure).

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Environmental Services Division, after elimination of inter-company transactions. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5. “Operating and Financial Review and Prospects – Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 – Revenue by Geographical Region” and “– Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 – Revenue by Geographical Region” below.

Environmental Services*

(€ million)	2010	2009	Change 2010/2009
Revenue	9,312.2	8,731.5	6.7%
Operating income	610.4	449.4	35.8%
* Including Veolia Environnement’s share in the results of the environmental services activities of Proactiva, Veolia Environnement’s joint venture with FCC.

(1)   Sources: internal studies and Eurostat.

(2)   Employees managed as of December 31, 2010, including 6,567 Proactiva employees allocated to its environmental services business.

(3)   The commercial figures appearing in this section “Environmental Services” of Item 4 (in terms of customers, number of residents served, tonnage, etc.) do not include Proactiva, unless otherwise indicated.

Back to Contents

Overview of the Environmental Services Division

Veolia Propreté furnishes waste management and logistical services, which include waste collection, waste processing, cleaning of public spaces, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

Downstream, Veolia Propreté conducts basic or more complex waste processing operations in order to eliminate pollutants and transform waste into a resource. Thus, Veolia Propreté:

•

sorts and processes waste in order to create new raw materials, referred to as recycling or material recovery;

•

transforms organic material into compost to be returned to the soil, referred to as composting or agronomic recovery;

•

processes waste in the least damaging way possible, through landfill sites or incineration; and

•

produces electricity or heat using waste in landfill sites or incineration, referred to as waste-to-energy recovery.

The services referred to above fall into three major business sectors: environmental services and logistics for public sector and industrial companies, sorting and recycling of materials and waste recovery, and processing through composting, incineration and landfilling.

Key factors

The key factors that may influence the activities of Veolia Propreté are of a technical, contractual and economic nature:

•

a presence at all points of the waste value chain, from pre-collection through to processing and recovery, in an appropriate range of geographical areas at different stages of maturity, allowing the identification and marketing of innovative, tailored solutions that set us apart from the competition in the market;

•

the management of risks relating to the protection of the environment and the safety of individuals and installations (see Item 3. “Key Information – Risk Factors” above and “—Environmental Regulations, Policies and Compliance” below);

•

the quality of employee management in sectors that are often labor-intensive (limiting absenteeism and labor disputes, developing skills and training);

•

the ability to innovate using new technologies (processing, rolling stock) and processes (sorting-recycling), based on close surveillance of changes in technology, regulation and the competitive environment;

•

operating efficiency (purchases, sales, logistics, maintenance management) enabling the optimization of unit costs and the utilization rate of equipment, while ensuring the high level of quality required for products and services delivered;

•

investment management in certain capital-intensive activities (selectivity, risk analysis, installation size);

•

the quality of contractual management for long-term contracts (major clauses, price review formulae, guarantees and deposits, etc.);

•

management of economic and financial risks: changes in sales volumes, volatility of raw material prices (fuel, materials sold such as paper and metals), customer risk, foreign exchange and interest rate risk (see Item 3. “Key Information – Risk Factors” above).

Back to Contents

Environmental Services and Logistics for Public Sector and Industrial Companies

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

In the industrial sector, cleaning services are extended to food-processing plants, and heavy industry and high-tech sites, where Veolia Propreté offers specialized cleaning services (high pressure or extreme high pressure cleaning). Veolia Propreté also offers cryogenic cleaning, and reservoir cleaning services at refineries and petrochemical sites. Finally, Veolia Propreté has developed emergency services to treat site contamination in the event of an accident or other incident.

Liquid Waste Management

Through its specialized subsidiary SARP, Veolia Propreté provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.

Veolia Propreté has developed liquid waste management procedures that emphasize environmental protection, such as on-site collection and the recycling and reuse of water during the processing of liquid waste. Used oil, which is hazardous for the environment, is collected before processing and re-refining by a Veolia Environment Services subsidiary specializing in the management of hazardous waste.

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

Collection

In 2010, more than 75 million people around the world benefited from Veolia Propreté’s waste collection services. Veolia Propreté collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste. It maintains the cleanliness of green areas and carries away “green” waste and also collects hazardous waste on behalf of its service sector and industrial customers, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms) and diffused hazardous waste.

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

Veolia Propreté receives solid waste at its 329 sorting and recycling centers. These specialized centers separate the different components of complex waste, such as electric and electronic products and fluorescent lamps. Veolia Propreté works upstream in partnership with industrial customers and with our research center to develop new recycling activities. Recycled material is sold or distributed to intermediaries or directly to industrial customers.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

Veolia Propreté has a wide range of treatment centers, including sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfill sites.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. At its 127 composting units, Veolia Propreté processes urban and industrial sludge, part of which is then reintroduced into the agricultural cycle through land spreading, with a related tracking service.

Incineration and Waste-to-Energy Recovery

Veolia Propreté operates 64 waste-to-energy recovery and incineration plants, which process non-hazardous solid waste (mainly urban waste).

Energy is generated from the heat created by incinerating waste at these plants. Veolia Propreté uses this energy to supply urban heating networks or sells it to electricity providers.

Landfilling and Waste-to-Energy Recovery

In 2010, Veolia Propreté had 137 non-hazardous waste landfill sites. Veolia Propreté has developed the expertise to process waste through methods that reduce emissions of liquid and gas pollutants. In addition, 92 landfill sites have recovery systems to transform biogas emissions into alternative energies.

Processing of Hazardous Waste

In 2010, Veolia Propreté had 24 incineration units for specialized industrial waste, 64 processing units using physico-chemical and stabilization methods, 15 class 1 landfill sites and 34 specialized recycling centers.

The principal methods used for processing industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by processing at specially-designed landfill sites, and physico-chemical processing of inorganic liquid waste.

Through its specialized subsidiaries, SARP Industries and VES Technical Solutions (in the United States), Veolia Propreté has a worldwide network of experts, which has helped it become a world leader in the processing, recycling and recovery of hazardous waste.

Back to Contents

Description of Activities in 2010

In 2010, the Environmental Services Division reported a 6.7% increase in revenue compared to 2009 (6.9% at constant consolidation scope and exchange rates), driven by the rise in the price of recycled materials sold (particularly paper/cardboard and metals), which had dropped sharply in 2008/2009. Waste volumes collected and processed on behalf of businesses improved compared to 2009, although only moderately. Thanks to adaptation measures taken in 2009 and efficiency actions implemented in 2010, margins improved despite increased pressure on prices.

In France, revenue decreased by 1.2% (but rose 7% at constant consolidation scope). In addition to the positive impact of the rise in materials prices, growth was driven by an increase in non-hazardous waste volumes incinerated and placed in landfills (thanks in particular to the policy of insourcing tonnage collected) and an increase in volumes of hazardous waste treated. The contract renewal rate remained highly satisfactory, particularly with public authorities, while major contract wins were also recorded (collection services in Dijon and Mulhouse, incineration services in Beauvais, methanization in Angers and Pays de Caux). Finally, moderate price increases were achieved in a context of higher inflation (increase in fuel prices in particular).

In the United Kingdom, revenue increased 10% (5.9% at constant consolidation scope and exchange rates). Growth was primarily driven by the construction of installations under PFI contracts, the full-year impact of the Merseyside contract and the increase in the price of recycled materials. This increase was achieved despite a difficult first half due to the poor economic climate in the UK, which resulted in a drop in non-hazardous waste volumes collected and placed in landfill, before stabilizing in the second half of the year.

In Germany, revenue increased 10.1% (9.8% at constant consolidation scope), mainly due to the rise in the price of recycled materials (primarily paper/cardboard) and the increase in non-hazardous industrial waste volumes collected.

Revenue rose 6.8% in the rest of Europe (4.2% at constant consolidation scope and exchange rates). Growth was driven by the increase in the price of recycled materials and a moderate recovery in waste volumes collected and processed.

In North America, revenue increased 12.4% (6% at constant consolidation scope and exchange rates). This rise benefited in particular from a recovery in non-hazardous waste landfill volumes, mainly tied to one-off projects and a marked upturn in the industrial services and hazardous waste sectors.

The rest of the world reported a rise in revenue of 22.8% (9.5% at constant consolidation scope and exchange rates), primarily driven by growth in industrial services in Australia and the processing of hazardous waste in China.

Back to Contents

Principal Contracts in 2010

The following table shows the major contracts signed in 2010 with either public authorities or industrial or service sector companies(1):

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
SYMOVE waste disposal authority for the Oise Department	June	New	23 years*	347 million	Contract to design, build, finance and operate a multi-process recovery center for household and similar waste
Pays de Caux Waste Disposal Authority	September	New	23 years*	110 million	Contract to design, build, finance and operate a household waste processing plant and two non-hazardous waste landfill sites
South East Seine-et-Marne Household Waste Disposal Authority	June	New	10 years	47 million	Operation of the Montereau waste-to-energy center
Angers Loire Conurbation	April	New	6 years	44 million	Operation of the Biopole household waste recovery center
Greater Dijon Conurbation	August	New	5 years	44 million	Collection of household waste and equivalent
Flandre Morinie Authority	June	New	8 years	40 million	Operation of the Flamoval waste-to-energy center
City of Mandelieu-la-Napoule	June	Renewal	7 years	17 million	Collection of household waste and equivalent
Europe (excl. France)
Staffordshire County Council (United Kingdom)	July	New	25 years	approx. 1 billion	Integrated comprehensive waste management contract
City of Westminster (United Kingdom)	September	Renewal	7 years (+7 years option)	302 million	Recycling and waste management contract
Medway Council (United Kingdom)	June	Renewal	7 years	91 million	Waste collection and recycling and town cleaning services
Medway Council (United Kingdom)	June	Renewal	25 years	150 million	Landfill disposal of residual waste
Abfallwirtschaftsgesellschaft Nordfriesland mbH (Germany)	October	Renewal	6 years	30 million	Collection of household waste and equivalent
North America
City of Sanibel (Florida)	May	New	5 years	9 million	Collection of household waste and equivalent
City of Highland Park (Chicago)	July	Renewal	5 years	9 million	Collection of household waste and equivalent
* Including an operating period of 20 years.

(1)   Revenues expected under the contracts won in 2010 have been converted into euros at the closing exchange rate as of December 31, 2010 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Back to Contents

Main Acquisitions and Divestitures in 2010

In February 2010, the operating contract for the Miami-Dade County waste-to-energy plant was transferred to Covanta Holding Corporation. This final transaction completes the sale of the North American waste-to-energy contract portfolio to Covanta, initially announced on July 6, 2009. This transaction represents the 2010 contribution to the multi-year divestiture program announced by our Group on March 6, 2009.

Following the creation, acquisition or consolidation of 25 companies in 2010 and the liquidation, divestiture or merger of 53 companies, our Environmental Services Division (excluding Proactiva) was composed of 647 companies as of December 31, 2010, compared to 675 in 2009.

Energy Services

We conduct our energy service activities through Dalkia, a global provider of energy services to companies and public authorities. Dalkia provides services relating to heating and cooling networks, decentralized thermal and electrical energy production, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads. We seize opportunities offered by the development of the energy and greenhouse gas emission reduction markets. Dalkia joins forces with its customers, helping them optimize their energy purchases and improve the efficiency of their installations (both in terms of cost and atmospheric emissions).

As of December 31, 2010, Dalkia had 53,457 employees in 42 countries around the world, particularly in Europe.

We hold a 66% interest in Dalkia, and Electricité de France (EDF) holds the remainder. Dalkia’s French operations are conducted through Dalkia France, a wholly-owned subsidiary of Dalkia. Outside France, Dalkia conducts its activities through Dalkia International, in which it holds a 76% interest and EDF holds the remaining 24%. We account for our interest in Dalkia under the proportional consolidation method.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of our Energy Services Division, after elimination of inter-company transactions. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5. “Operating and Financial Review and Prospects – Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 – Revenue by Geographical Region” and “– Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 – Revenue by Geographical Region” below.

Energy Services*

(€ million)	2010	2009	Change 2010/2009
Revenue	7,581.8	7,041.3	7.7%
Operating income	549.0	400.5	37.1%
* Including Veolia Environnement’s share in the results of industrial multi-service entities, of the activities of Artelia and of renewable energy activities.

Back to Contents

Overview of the Energy Services Division

Dalkia’s business is currently facing three major challenges: global warming and the need to reduce carbon dioxide emissions, the increase in the price of fossil fuels and their eventual scarcity, and growing urban expansion and related industrial development.

Dalkia’s core business focuses on optimizing the use of all sources of energy at customer sites, industrial production sites, commercial sites and in all types of buildings. Dalkia has progressively set up a range of activities linked to energy management, including heating and cooling networks, decentralized energy production, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities global management and electrical services on public streets and roads. The health sector is also of strategic importance to Dalkia.

Dalkia provides energy management services to public and private customers with which it forms long-term partnerships. Management contracts for the operation of urban heating or cooling networks are typically long-term, lasting up to thirty years, while contracts for the operation of thermal and multi-technical installations for public or private customers may have terms of up to sixteen years. Contracts to provide industrial utilities services generally have shorter terms (six to seven years on average), while contracts in the facilities management sector generally have terms of three to five years.

Dalkia proposes energy management solutions encompassing the entire conversion cycle from the purchase of energies entering the site (fuel, gas, coal) to the sale on the market of the electricity produced. Dalkia has thereby developed expertise in the purchase and sale of energy in deregulated markets and is also active in the CO2 allowance markets.

Whenever possible, Dalkia offers solutions to its customers using renewable or alternative energy sources such as geothermal energy, biomass (organic material), solar energy (thermal, photovoltaic, solar concentration), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. Energy sources are combined, wherever possible, to take advantage of the complementary nature of each source. In the biomass sector, Dalkia has considerably stepped up its development with the innovative services offered to the public sector.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large urban heating and cooling networks. Dalkia currently manages 887 urban heating and cooling networks worldwide, particularly in France, the United Kingdom, the United States, Italy, Germany, Eastern and Central Europe and the Baltic states. The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide range of public and private facilities, including schools, health centers, office buildings and residences. In addition, the production plants often generate electricity.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and service sector customers with integrated energy services including plant design, construction and improvement, energy supply, and plant management and maintenance. Dalkia provides customers with a wide range of technical services and implements new services to satisfy demands for improved energy efficiency. It manages more than 119,600 energy plants throughout the world.

Back to Contents

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia is a leading provider of industrial utilities services in Europe. It has developed expertise in the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and repair of equipment.

Dalkia provides services at approximately 4,500 industrial sites and increasingly develops integrated solutions for its customers that allow for a reduction in energy consumption and limiting greenhouse gas emissions. The re-use of lost energy and process by-products or co-products often contributes to these solutions.

Integrated Facilities Management

Facilities global management contracts combine a comprehensive range of services from the maintenance of thermal, electrical and mechanical equipment to logistics. Accordingly, the various needs of customers are satisfied by a single company. Dalkia provides facilities management services for industrial and service sector customers (business premises, corporate offices, health institutions, etc.), covering a total surface areas of over 90 million square meters.

Street Lighting Services

Citélum, a subsidiary of Dalkia, has earned a worldwide reputation for the management of urban street lighting, urban traffic signal lights, and the lighting of monuments and other structures. Citélum operates and maintains lighting in a number of cities in France and abroad, and provides artistic lighting services at important architectural works and sites.

Services to Individuals

Together with Veolia Eau, Dalkia provides residential services to private individuals and cooperative housing customers through Proxiserve, a joint subsidiary (energy/water services), including the maintenance of heating systems, plumbing and renewable energy, and meter-reading services.

The activities of the Energy Services Division may be influenced by the following key factors, which are primarily of a technical, contractual or economic nature:

•

contract management: distinguishing the risks borne by us from those borne by our customers. Contract management includes monitoring regulatory developments and implementing a research and development program to enable further improvements to our performance and competitive advantage;

•

procurement management: primarily purchases of raw materials, to optimize costs and secure fuel supplies for the installations we manage; and

•

environmental protection: optimization of energy efficiency, control of atmospheric emissions and a renewable energies-based offering.

Description of Activities in 2010

In 2010, the Energy Services Division reported revenue growth of 7.7% (6.2% at constant consolidation scope and exchange rates), mainly due to favorable weather conditions and construction work on the installation of solar parks in Southern Europe.

During 2010, the Division implemented asset arbitrage programs, leading to the entry of local investors into the share capital in the Czech Republic and the reorganization of the shareholding structure in Poland. In France, despite a difficult commercial environment, Dalkia France renewed 80% of its contracts expiring during the year.

Back to Contents

New business and the development of existing contracts, at a rate nearly twice that of erosion, enabled the Division to sign new business that should contribute estimated future revenue growth of €98 million on an annualized basis, assuming all other parameters are equal. The projects selected in the latest call for tenders in France for biomass-fired electricity production (CRE 3), alone accounted for estimated annualized revenue of €42 million. Overall, contracts not renewed in 2010 represented less than 1.5% of Dalkia revenue in France.

Major contracts lost in 2010 include the Soissons urban heating plant and the Daher Socata industrial contract in Tarbes. Within the framework of the previous call for tenders for biomass-fired electricity production (CRE 2), the Smurfit project was completed and electricity production commenced during the year. This represents one of the largest biomass-fired power plants in Western Europe.

In Central Europe, commercial activities performed well. New contracts signed during the year (representing approximately €46 million in estimated annual revenue) enabled Dalkia to maintain growth at 2009 levels and offset the substantial drop in electricity prices, particularly in the Czech Republic. In addition, 90% of contracts expiring during the year were renewed, representing estimated revenue of €45 million on an annualized basis.

Commercial development in Italy, Spain and Latin America remained strong, with new contracts worth €118 million largely offsetting €48 million of lost estimated annual revenue from non-renewed contracts. This growth was primarily achieved in the Healthcare sector, through public-private partnerships in Brazil, Mexico and Spain.

In North America, the Division consolidated its position based on the platform acquired in 2007, with the takeover of the Baltimore cooling network and the Boston Medical Area network.

In the Middle East, the Division developed its presence with the new Saadiyat Island contract in Abu Dhabi for the construction and management of a cooling network for the new neighborhood where the Guggenheim and Louvre museums are located.

Back to Contents

Principal Contracts in 2010

The following table shows the major contracts signed in 2010 with either public authorities or industrial or service sector companies:(1)

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Fort d’Issy, Issy-les-Moulineaux (92) Real Estate Developers	July	New	25 years	27 million	Shallow-depth geothermal heating network for an eco-neighborhood
Villejust (91)	December	Renewal	24 years	60 million	Courtaboeuf heating network
Evreux (27)	July	Renewal	20 years	85 million	La Madeleine heating network
Sitpa (Nestlé) Rosières en Santerre (80)	December	New	10 years	31 million	Operation and maintenance of an industrial site biomass-fired heating plant
APH Marseille (13)	November	New	25 years	142 million	PPP for a hospital logistics hub
Clermont-Ferrand (63)	May 2010	Renewal	24 years	49 million	La Gauthière neighborhood heating network Biomass-fired heating plant
CEA Marcoule (30)	September	New	10 years	52 million	Utilities management
Michelin Clermont-Ferrand (63)	November	New	12 years	35 million	Utilities management, renovation of installations, operation of cooling equipment
Metz-Thionville Regional Hospital (57)	March	New	20 years	42 million	PPP for the future energy plant for the new Metz hospital
PSA Peugeot Citroën Mulhouse (68)	June	Renewal	12 years	58 million	Supply of heating Installation of a new co-generation plant
Europe (excl. France)
Dairy Crest Ltd (agri-food) Cornwall (United Kingdom)	April	New	10 years	29 million	Construction, operation and maintenance of a biomass-fired power plant
OKD (mines) North Moravia, (Czech Republic)	June	New	20 years	1,611 million	Sale of utilities
Tor Vegata University Campus Rome (Italy)	September	New	21 years	176 million	University campus facilities management
Latin America
Suburbio Bahia Hospital (Brazil)	May	New	10 + 10 years	12 million	Hospital PPP
North America
MATEP Boston (United States)	May	New	12 years	72 million	Operation of a plant supplying utilities to 6 Boston hospitals
Middle East
Saadiyat Island Abu Dhabi	December	New	29 years	373 million	Engineering, construction and operation of 3 cooling plants

(1)   Revenues expected under the contracts won in 2010 have been converted into euros at the closing exchange rate as of December 31, 2010 and represent the portion due to Dalkia, including Veolia Energy North America Holding, under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Back to Contents

Main Acquisitions and Divestitures in 2010

The main acquisitions and divestitures in 2010 took place in Central Europe and North America.

Financial restructuring measures were implemented in Central Europe in 2010, targeting two major countries, the Czech Republic and Poland. In May 2010 in the Czech Republic, Dalkia International sold interests in its subsidiary, Dalkia Ceska Republica, to the CEZ group and its affiliates, and Dalkia Ceska Republica subsequently sold 85% of its subsidiary Dalkia Usti nad Labem to CEZ. Dalkia Ceska Republica also acquired New World Energy Resources Energy (NWR Energy), which operates in the Czech Republic and Poland. Financial restructuring transactions in Poland led the Austalian investment fund IFM to acquire 28.74% of the share capital of Dalkia Polska in exchange for its shareholding in Dalkia Lodz, and concomitantly the withdrawal of the EBRD. See Item 5. “Operating and Financial Review and Prospects-Partnerships” below.

In total, over the course of 2010, the Energy Services Division consolidated or purchased 32 companies, and sold, liquidated or merged 9 companies. As a result, it held 558 consolidated companies, including 300 foreign companies, as of December 31, 2010, compared to a total of 535 consolidated companies as of December 31, 2009.

Transportation

Through our Transportation Division, Veolia Transport, we are a leading private operator of public transportation in Europe.(1) Veolia Transport operates passenger transportation services on behalf of national, regional and local authorities.

Veolia Transport has been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transport estimates that the worldwide transportation market currently represents revenue of €334 billion, of which only 28%, or approximately €92 billion, is currently open to competition. Global growth in the market open to competition is expected to be primarily concentrated in the rail transport sector. The main drivers are the liberalization of markets in Europe (pursuant to the 3rd rail package) and the increase in of PPP projects in North America and Asia.

Moreover, the global trend towards greater urbanization automatically increases the need for mass transportation services, thus strengthening the market potential in areas that Veolia Transport seeks to service.

As of December 31, 2010, Veolia Transport had 80,756 employees around the world. It has a presence in more than twenty-seven countries and conducts its business mainly in Europe, North America and Asia. While continuing to strengthen its position in France, Veolia Transport also has a strong presence internationally, where it generates more than 60% of its revenue. In 2010, Veolia Transport continued its growth in North America, Asia and Europe.

(1)   Sources: annual reports of main competitors and internal studies.

Back to Contents

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Transportation Division, after elimination of inter-company transactions. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5. “Operating and Financial Review and Prospects – Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 – Revenue by Geographical Region” and “– Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 – Revenue by Geographical Region” below.

On March 3, 2011, Veolia Transport was combined with Transdev, a leading transport operator. We own 50% of the new entity, and the Caisse des Dépôts et Consignations, a French State-owned financial institution, owns the remainder. See Item 5. “Operating and Financial Review and Prospects – Partnerships” and Item 10. “Additional Information – Material Contracts” for further information. This section describes the activities of Veolia Transport in 2010, prior to the combination.

Transportation*

(€ million)	2010	2009	Change 2010/2009
Revenue	5,764.7	5,860.7	-1.6%
Operating income*	119.7	152.9	-21.7%

*   Adjusted operating income totaled €145.8 million for the year ended December 31, 2010 compared to €158.3 million for the year ended December 31, 2009, representing a drop of 7.9% (see Item 5.” Operating and Financial Review and Prospects”).

Overview of the Transportation Division

Veolia Transport mainly operates passenger transportation networks and regular services in accordance with public service specifications (covering schedules, routes and fare structures) set by the relevant public authorities (which generally retain ownership of the infrastructure, particularly in urban areas). Contracts are awarded following public tenders.

Veolia Transport primarily conducts its business through the outsourced management of transportation activities, under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. The relationship between the public authority and the transportation company is governed by fixed-term contracts that determine the risks to be borne by each party and the remuneration of the transportation company. As the fares charged by Veolia Transport to passengers of its transportation networks are usually insufficient to cover costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, and particularly for specialized school transportation services, Veolia Transport is paid a flat fee for its transportation services and consequently does not bear the risks associated with lower receipts or decreased passenger use (such contracts are referred to as “Public Market” contracts in France).

Management contracts generally have a term of two to twelve years, with the exception of “operating concessions,” which have an average term of thirty years.

Veolia Transport’s activities fall into four main categories:

•

urban mass transportation (urban transport, urban beltway and other specific transportation services);

•

Intercity and Regional Transportation;

•

infrastructure management and airport services; and

•

transportation management (passenger information services, clearing-houses, call centers).

Back to Contents

The activities of the Transportation Division are influenced by key factors of a technical, contractual and economic nature, primarily by:

•

managing contractual risks: our Transportation Division carries on its activity under long-term contracts, which may hinder its ability to react rapidly and appropriately to new financially unfavorable situations;

•

managing the various sustainable development aspects, which are increasingly included in transportation authority requirements;

•

the ability to control contractual changes; and

•

the ability to carry out activities in densely populated, vast and increasingly complex areas: increasing operating complexity and greater inter-modality in particular.

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

In many urban areas, Veolia Transport provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority. Veolia Transport also offers services within networks managed by several different operators in large urban areas, including, particularly, the Paris suburbs and Düsseldorf.

Veolia Transport also operates ferry services in tandem with its bus services in various urban areas. This is particularly the case for services provided in Toulon harbor, Thonon-les Bains and services to the Morbihan islands in France, and services provided in Norway, the Netherlands and Sweden.

Urban and Suburban Transportation

In France, Veolia Transport operates the tramway, bus and light rail networks in Rouen, Saint-Etienne, Nancy and Nice. In addition, Veolia Transport renewed a number of contracts in 2010, including the contract to operate the Béziers network. It operates bus networks in nearly seventy urban areas in France.

Veolia Transport has a strong presence in the Greater Paris region, where it operates numerous bus lines in the intermediate suburbs of Paris and the greater metropolitan area. It is the main private operator in the region, operating the bus networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and in the Seine-Saint-Denis department as well as several highway express routes.

In Northern and Central Europe, Veolia Transport operates tramway, metro and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping (Sweden). It also operates bus routes in Scandinavia, Switzerland, Belgium, the Czech Republic, Serbia, Croatia, Slovenia and several cities in Poland. In the Netherlands, Veolia Transport operates the regional transport in The Hague and the bus network serving this city’s suburbs since 2009. Veolia Transport also operates all integrated (inter-modal) public transport networks in Limburg province (bus, transportation-on-demand, suburban rail transportation).

In Southern Europe, Veolia Transport operates the Bilbao urban bus network and, via its subsidiary FCC-CONNEX, a joint venture with the Spanish group FCC, manages urban transportation services in several other cities, including the Barcelona tramway.

In North America, Veolia Transport provides bus transportation services in 33 States and two Canadian provinces, and particularly in Las Vegas, New Orleans and part of the Washington DC area. Veolia Transport also manages suburban train services in Boston, San Diego and Miami.

Back to Contents

In Australia, Veolia Transport has operated the Sydney monorail and light rail network and bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transport operates regional train services around the city of Auckland. In Asia, Veolia Transport operates the bus network in five cities in the Jiangsu and Anhui Chinese provinces, as well as the Hong Kong tramway. In South Korea, Veolia Transport has been operating metro line 9 in Seoul since July 2009.

In India, Veolia Transport launched the pre-operation phase of the Mumbai metro.

In the rest of the world through partnerships with other operators, Veolia Transport also operates a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia) and a network of bus lines in Santiago, Chile.

Other Transport Services (transportation-on-demand, para-transit, taxis, etc.)

In certain cities, Veolia Transport offers innovative transportation services that supplement traditional transportation networks. For example, Veolia Transport offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Le Havre, Dunkirk, Aix-en-Provence, the Greater Paris region and Fairfax, Virginia (United States).

Since 2009, transportation-on-demand-services have been strengthened in the U.S. through the following contracts: Raleigh-Durham airport (North Carolina), student transportation to the Stanford University campus and transportation of Continental Airlines employees to Newark airport. Veolia Transport manages taxi services in the United States, in particular in Baltimore, Denver, Kansas City and Pittsburgh and in the Netherlands and Sweden. It provides transport for persons with reduced mobility in Rouen, Le Mans, Le Havre and Tours and several other regions of France and in the United States (para-transit), and particularly California, Arizona, Nevada, Texas, Maryland, South Carolina, New Orleans and the Washington DC area. In addition, via its specialized subsidiary, Veloway, Veolia Transport operates self-service bicycle rental systems in the city of Vannes and Greater Nice.

Intercity and Regional Transportation

Veolia Transport provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transport is responsible for designing, planning, operating and maintaining the network and stations and ensuring their security, as well as selling tickets and providing customer service.

In France, Veolia Transport has a strong presence in the intercity and school transportation markets. Veolia Transport is present in all regions and, in particular, saw the renewal of its intercity transportation contract in the Eure department.

Veolia Transport also operates a number of regional rail networks, covering approximately 300 kilometers, through contracts with regional public authorities (primarily in the Provence-Alpes-Côte d’Azur region) and through sub-contracts with the French national railroad company, SNCF (particularly in Brittany). In Europe, Veolia Transport has a particularly strong presence in Germany, with over 2,500 kilometers of regional railway lines. Through its subsidiary, Eurolines, Veolia Transport provides transport by motor coach on regular international routes serving over 600 cities throughout Europe. In Sweden, Veolia Transport operates a rail network between Stockholm and Malmö since the opening of this market to competition in 2009. In the rail transportation sector in the United States, Veolia Transport operates suburban networks in Boston and Los Angeles, the Sprinter network in South Los Angeles and the Miami suburban network (Tri-Rail).

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

Veolia Transport focuses on matching service offerings with demand for such services, and developing passenger information services. For this purpose, Veolia Transport developed “Optio,” a comprehensive passenger information system (call center, Internet, text messages and WAP) covering all transportation networks in a region (regardless of the operator). This system currently operates in the French departments of Oise and Isère. In addition, Veolia Transport has recently created several internet sites in France and Australia that allow users to prepare their itineraries using local transportation systems.

Description of Activities in 2010

In 2010, the Transportation Division reported a fall in revenue of 1.6% compared to 2009 at current exchange rates and of 4.3% at constant consolidation scope and exchange rates, due primarily to the non-renewal of contracts in Stockholm, Melbourne and Bordeaux.

In the urban transportation sector, Veolia Transport strengthened its presence by winning, in 2010, new contracts to operate the Sophia-Antipolis, Rochefort and Bayonne bus networks and by renewing its contracts for the Dieppe, Libourne, Brive, Saint Lô, Tulle, Lunéville, Thonon-Les-Bains, Soissons and Verdun networks. As part of its intercity activities, Veolia Transport also renewed transportation contracts for Bezier and the Eure and Haute-Garonne departments. In addition, Veolia Transport was awarded the remote ticketing contract by the Oise department. Finally, in December 2010, Veolia Transport in a consortium with EDF, was awarded a 12-year contract to set-up and operate an electric vehicle car-sharing service in the City of Nice (to be launched in March 2011).

Veolia Transport strengthened its position in the German rail market, particularly by winning a contract to operate short-distance rail links between Munich and Austria and Rosenheim. Veolia Transport also renewed two regional line contracts with the Mecklemburg-Pomerania Land and the Rhine-Westphalia Land for two and four years, respectively, and negotiated a one-year contract extension with the city of Leipzig for services to eight regional cities. Veolia Transport was also awarded operating contracts for part of the Frankfurt urban transportation network and the “Ostholstein” urban, suburban and school transport networks by the Schleswig-Holstein Lander.

In the Czech Republic, Veolia Transport was awarded a 12-year contract for the Prague suburban transportation network and rail links between Prague and Beroun and the west of the country. In Sweden, Veolia Transport was awarded the bus link between Umea and Haparanda in 2010.

Veolia Transport strengthened its presence in the United States by winning and renewing several contracts, including the operating contracts for the Denver, Colorado; Phoenix, Arizona and Savannah, Georgia bus lines.

Through its joint venture with RATP Développement, Veolia Transport continued its expansion in Asia, winning the operating contract for the Macau bus network. A technical assistance contract was also signed in China for maintenance services on the Wuhan metro line 1.

Veolia Transport renewed 78% of major contracts expiring in 2010, representing renewed average annual revenue of €373 million.

Back to Contents

Principal Contracts in 2010

The following table shows the major contracts signed in 2010 with either public authorities or industrial or service sector companies(1):

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Béziers	December	Renewal	8 years	87.4 million	Operation of the Béziers urban transportation network
Europe (excl. France)
Rosenheim (Germany)	December (award letter, contract signed in 2011)	New (plus 3 years at the customer’s option)	12 years	1,092 million (excl. option)	Operation of 3 short-distance rail links between Munich and Austria and Rosenheim
Eskilstuna (Sweden)	July	New	6 years	91.1 million	Operation of urban and inter-city bus lines in Eskilstuna and the surrounding region
North America
Phoenix	March	New	5 years	290.9 million	Management, operation and maintenance of the entire Phoenix urban network
Denver	January	Renewal	3 years (+ 2 years at the customer’s option)	50 million (excl. option)	Operation of regular bus lines and maintenance services in Denver
Australia
Perth	March	Renewal	10 years	140 million	Operation of urban bus lines and school transportation services between Rockingham and Mandurah
Perth	November (award letter, contract signed in 2011)	Renewal	8 years	138.5 million	Operation of urban bus lines and school transportation services in the Joondalup region

Main Acquisitions and Divestitures in 2010

In Europe, after merging several entities, Veolia Transport continued to rationalize its structure in the Netherlands at the beginning of 2010, in order to focus on three sectors: public transportation, private transportation and transportation-on-demand taxi services. Similarly, in a difficult competitive environment, Veolia Transport merged six operating companies in Poland into a single entity. In Asia, Veolia Transport acquired the remainder of the share capital of the Hong-Kong tramway to become that company’s sole shareholder.

As of December 31, 2010, Veolia Transport comprised 528 consolidated companies, compared to 521 as of December 31, 2009. During the year, 26 companies were consolidated for the first time, 13 were merged and 6 companies were liquidated or sold.

(1)   Revenues expected under the contracts won in 2010 have been converted into euros at the closing exchange rate as of December 31, 2010 and represent the portion due to Veolia Transport under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Back to Contents

Development of synergies: Multi-service contracts to benefit industrial and service sector customers

Outsourcing and multi-service market

Over the years, we have forged a position in the industrial services market and, more recently, the public and private service sector market, reflecting the synergies that exist between our Divisions, which enable us to provide management services covering a wide range of services. Growth in this market is primarily driven by the expansion of outsourcing, as industrial companies seek to confer the management of certain ancillary activities to third party service providers.

This outsourcing trend applies to several of our businesses, including energy services, management of the water cycle, waste processing and recovery and on-site logistics management. We offer a “multi-service” alternative to our customers, which involves the provision of services by several of our Divisions under a single contract. This option allows us to better satisfy the expectations of customers who wish to outsource a range of services to a single service provider.

From an operational standpoint, the customer relationship changes: the service provider becomes the customer’s sole contact and a dialogue develops to seek solutions which satisfy the interests of both parties. This approach also allows for greater technical synergies, economies of scale and mutual commercial benefits.

The multi-service contract we signed with PSA Peugeot Citroën in 2003 is a good example of these synergies. The subsidiary that was created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, which involves more than twenty different activities. By entrusting us with such a broad range of activities, PSA Peugeot Citroën is able to ensure that its sites comply with regulations while achieving significant cost savings. These savings are mainly the result of an overhaul of the previous organization and work plan, the implementation of skills training programs, the assumption of management activities that were previously subcontracted, and the implementation of a new energy policy. In 2005, the economic and operational success of this partnership led the PSA group to seek the same scope of services from Veolia Environnement at its new facility in Trnava (Slovakia).

Our Organizational Structure for the Provision of Multi-services

In order to develop this multi-service activity, we set up a special purpose entity to coordinate these activities without replacing the Divisions, each of which remains responsible for the ultimate performance of services falling within its area of expertise.

Veolia Environnement Industries (“VEI”) manages our bids for multi-service contracts, and a project manager from VEI is appointed for each multi-service contract. Commercial projects and bids are prepared in conjunction with the Divisions, and are then reviewed by a commitments committee before being submitted to the customer.

The contract is then performed by a special purpose entity, managed in part by the Divisions involved in the project, especially when personnel is outsourced to the customer.

Multi-services Business Activity

Our multi-service activities primarily consist of fifteen major contracts, which together generate average annual revenue of more than €440 million and which are estimated to generate cumulative revenue over their remaining term of around €2.4 billion. The weighted average term of these contracts is approximately 12 years.

Multi-service activities have a strong international dimension, particularly when industrial customers invest in the construction of new factories abroad (so called “Greenfield” sites). This is particularly the case for Arcelor in Brazil, PSA Peugeot Citroën in Trnava (Slovakia), Artenius Sines in Portugal and Renault in Tangier (Morocco).

Back to Contents

Défense Environnement Services (DES) - a joint venture created in March 2009 between Veolia Environnement Industries and DCNS, in which we hold a 51% stake – manages support and other services for the defense sector (utilities management, water cycle management, maintenance of industrial and service buildings, maintenance of small tooling in workshops and hoisting equipment, transportation of individuals, logistics, cleaning services and waste management). Since its creation, DES has signed several contracts with DCNS, the French Defense Ministry and the French Atomic Energy Commission (CEA), representing revenue of nearly €7 million in 2010 (51%) and estimated cumulative revenue over the remaining term of the contracts of close to €100 million.

Following the contract awarded in 2009 by PSA Peugeot Citroën to the Eolfi Sense partnership for the construction of a car parking lot and the installation of solar panels at the Sochaux site, the most powerful car parking lot solar-panel roof in France was opened on September 19, 2010, with a nominal power of 1.4 MWc. This installation will feed approximately 1.2 million kWh per year into the French power grid, equivalent to the energy needs of nearly 400 households. The construction work, representing a cost of €5 million, was completed mid-2010.

In 2010, Eolfi also won a major contract with Réseau Ferré de France (RFF) under which RFF provides the joint venture AIREFSOL, created to carry this contract, with 300 hectares of land located throughout France. Initially, these real estate assets will enable the installation of photovoltaic solar panels representing an installed power of 100 MWc spread over approximately twenty sites. AIREFSOL plans to connect the first power plants to the electrical grid in the second half of 2012. Subsequently, new plots of land not required for rail activities could be used to develop other clean energy sources such as wind or biomass.

In April 2008, we signed a contract with Artenius, a subsidiary of the La Seda de Barcelona chemical group, for its new site in Sines, South of Lisbon, in Portugal. We will build and then operate a production plant covering all utilities, including steam, electricity, demineralized water, industrial gas and effluent treatment. After a period during which the worksite was shut-down and the customer renegotiated its debt with its creditors, construction activities recommenced at the site in 2010. Utilities production (including a 40 megawatt co-generation electricity plant) is scheduled to commence in the last quarter of 2011. This contract is set to last nearly seventeen years and to generate estimated cumulative revenue of €950 million.

Renault chose us as its partner to build the first vehicle bodywork-assembly plant that sets new standards in environmental sustainability, with zero industrial wastewater and CO2 emissions. The plant, built by Renault in Tangiers, Morocco, will be brought online in 2012 and produce approximately 170,000 vehicles, with an ultimate production target of 400,000 vehicles annually. This plant forms part of a partnership between Renault and the Kingdom of Morocco promoting sustainable development. The construction contract was signed with Renault in March 2010 for nearly €22 million. The construction phase will be completed at the end of 2011 and the related operating contract is currently under negotiation.

In July 2010, Veolia Environnement Industrie Services (VEIS) signed a service agreement with the pharmaceutical company, Bristol Myers Squibb (BMS), covering a wide range of activities (general maintenance of buildings and roads, security, industrial cleaning, multi-technical services, waste management, mail services, management of meeting rooms, cleaning of premises, etc,). This 5-year contract will generate estimated annual revenue of approximately €21 million and concerns ten sites located in six countries (Germany, Belgium, Ireland, Italy, Spain and the United Kingdom). Fifty-two BMS employees were transferred to VEIS.

Back to Contents

Multi-service contracts signed in 2010 (1)

Company	Location	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
DES	Ruelle Toulon IAM51	April October September	New	7 to 9 years	33.9 million	Multi-services – military base support services
BMS	Multiple sites in Europe	July	New	5 years	105 million	Multi-services
Renault	Tangier (Morocco)	March	New	2 years	22 million	Construction

(1)   Revenues estimated under the contracts won in 2010 have been converted into euros at the closing exchange rate as of December 31, 2010. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Our Market

Environmental management services include drinking-water treatment and distribution, wastewater treatment, passenger transportation and waste management as well as energy services (excluding the production, trading, and sale of electricity) and designing and building the necessary installations to supply such services. These services are provided to public authorities, industrial and service-sector companies and private individuals. The contractual terms governing the implementation of these services varies depending on the nature of the project and the customer. We are able to demonstrate our expertise and market our technologies by setting up public-private and private-private partnerships for the construction of installations based on comprehensive solutions and key environmental objectives such as waste recovery (cogeneration, etc.), energy savings, the re-use of water and reducing emissions of pollutants. Deployment of cutting edge technology and environmental performance is possible in emerging countries, thanks to financing by investors like certain European funds and the International Bank for Reconstruction and Development. For example, a public authority awarded us a comprehensive soil decontamination project necessary for the construction of a FIAT plant in Serbia; in addition, we won a contract to construct a production plant in Morocco that produces no wastewater and zero carbon emissions, on behalf of Renault and within the framework of a financial agreement with the State.

The global environmental services market has been valued at €1,000 billion(1) and is expected to increase to €3,100 billion(2) 2020. We accompany industrial companies abroad in the implementation of their projects, helping them to design and build their own plants or adapt existing sites, by including technology enabling the environmental impact of their business to be reduced while still improving competitivity. Our services contribute to the preservation of the environment and respond to the growing concern of our customers to take concrete steps in this direction. The implementation of these measures requires local expertise, with the cross-fertilization of techniques and practices. In this way, Veolia Environnement’s expertise in energy efficiency, energy recovery, water treatment and increasingly, the beneficial re-use of by-products, including wastewater, is effectively harnessed, whether the client is a public authority or industrial company and irrespective of the primary service supplied.

(1)   Roland Berger study referred to in the UNEP 2008 report Green Jobs: Towards Sustainable Work in a Low Carbon World (Michael Renner) and the Cornell Labour Institute (Sean Sweeney, Jill Kubit).

(2)   According to a second Roland Berger study published in May 2009.

Back to Contents

It is now obvious to all, public and private decision-makers alike, that more must be done to limit damage to the environment and that new cost-efficient innovative solutions must be identified, perfected and implemented. While all our customers are now aware of the environmental challenges facing us, our response must be tailored to the different requirements of each customer group.

Citizens and public authorities expect increasingly stringent environmental performance in the management of public services and utilities. This increases public sector customer awareness of environmental requirements and of their responsibilities in this area and leads them to implement measures to improve respect for the environment, particularly in towns and cities. We actively participate in the growing number of studies and reviews focusing on this subject. Nonetheless, public sector management contracts continue to be awarded primarily by individual services, in response to competitive requirements as well as administrative and budgetary concerns.

Private customers view these services as similar and seek the expertise of a service-provider able to supply a comprehensive service, able to assume the integrated management of outsourced environmental services. They seek innovative technical proposals to save resources, recover by-products and limit their carbon footprint. Our bids must be tailored to the customers’ current needs and be scalable to their expected development. Our customers expect the organizational structure to generate productivity gains from which both parties will benefit. A transversal approach, encompassing several environmental management services, can satisfy these expectations by producing synergies between services. These measures, now largely accepted, have led to increased demand for a range of environmental management services. This trend has increased with the continued global expansion of companies and the need for centralized management of these services. This has generated increased demand for specialist service providers that are global and can satisfy the international requirements of their customers.

We consider that the demand for outsourced and increasingly integrated environmental management services is likely to grow around the world for the following reasons:

•

The global environmental services market is enjoying sustained growth.

•

Our customers need increased competitivity.

•

As innovative, technical, environmentally-friendly solutions develop, the Company’s expertise is sought to identify, design, control, build and operate them.

•

Faced with increasingly strict environmental standards, public and private players do not always have the necessary technical or operational resources that specialist professionals can mobilize to deal with environmental problems effectively or at minimum cost. They also seek the legal security offered by an operator that accepts responsibility for the management of these activities. Expertise in environmental regulations is a determining factor in the choice of operators and an asset that sets us apart from the competition.

•

Increasingly, customers need centralized management of externalized services for a range of sites spread across one or several continents.

•

In addition, public opinion now widely includes a concern for sustainable development and is combined with commitments made at the international level to set exemplary standards. In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services, as well as sustainable management, are needed in order to provide growing urban populations with adapted environmental services and to replace obsolete environmental infrastructure.

Nonetheless, the financial difficulties that plague all economic players, whether they are public authorities or private companies, could lead to certain decisions being postponed, especially when they involve new investment.

Back to Contents

On the other hand, these financial restrictions could also encourage public authorities and companies to seek the most cost efficient solutions and lead them to consider outsourcing a portion of their activities under complex, comprehensive long-term contracts. They often seek to simplify the contractual process by entrusting the performance of highly varied services to a single partner, who is able to commit to performance levels and, where appropriate, finance all or part of the investments necessary. This offers numerous opportunities to companies that are able to propose a wide range of integrated environmental management services. To this end, the European Commission, in a communication dated November 19, 2009, recommended the development of public-private partnerships in an effort to stimulate the economy and launch a long-term structural transformation.

We believe that each of these trends, taken individually, offers significant opportunities and, taken as a whole, they enable us to provide high quality, innovative, and, depending on customer needs, integrated environmental management services in markets around the world. In order to seize these opportunities, we must, more than ever, strive to offer high-quality services, equipment and installations at competitive prices.

Our Customers

We provide environmental management services to a wide range of public authorities, industrial and service sector customers and private individuals around the world.

Public authorities

Demand from public authorities (which are often small local authorities that pool their resources) is increasingly focused on quality, innovation, efficiency, resource savings (water), energy savings (across all services), the recovery of by-products and the best total cost (achieved by integrating concerns at the design phase). They are aware of their environmental responsibilities and the need to modernize their operations, particularly with respect to the management of water resources, air pollution, transportation management and energy consumption. These trends, combined with increased urbanization, are increasing the need for essential services.

We have the know-how to adapt to customer expectations and needs. We participate in upstream studies to help public decision-makers define policies for their cities or regions and make decisions based on their expected short- and long-term environmental impact and carbon footprint. We propose a wide range of contract types, ranging from simple studies to tailored partnerships, enabling customers to benefit from the latest technology, including design and build contracts for installations or contracts focused on measureable performance objectives, such as energy efficiency contracts.

We believe that our comprehensive contract model remains as relevant as ever, in that it gives us the ability to provide services based on performance targets in addition to designing, building and even financing installations in accordance with customer’ needs. This model contributes to innovation and efficiency through mutual research efforts, stimulated by the periodic competitive tendering of contracts. This model takes on different legal forms depending on the traditions in each country. Certain countries, including those governed by European Union law, distinguish public markets from concessions (or other forms of Public Private Partnerships, or PPPs) based on whether operating rights are transferred and the extent to which we assume operating risks, as well as depending on whether the contract focuses on the service to be provided or the construction of infrastructure.

Since the mid-19th century, French public authorities have generally chosen to entrust the management of public services (water, sanitation, transportation, waste collection and processing, urban heating) to companies under contracts that were traditionally considered to be concessions (or operating contracts in the absence of an investment component) and which are now classified by law as “public service delegation contracts,” but which retain the label “concessions” under the European Union definition. French public authorities have frequently preferred, at least for certain public services, to retain control over the construction of installations, as well as their financing, before making them available to the service provider for the term of the contract.

Back to Contents

In the last few years, a new trend has emerged whereby public authorities in all countries, including France, have asked companies to manage not only the design and construction of the necessary public infrastructure, installations and equipment (as varied as administrative and educational buildings, hospitals, transportation infrastructure, prisons, wastewater treatment facilities or household waste processing plants), but also their financing and long-term maintenance before recovering them at the end of the contract. Two main categories of contract have emerged, which, together, are often qualified as PPPs. In the first category, which includes contracts belonging to the market category, the resources intended to cover the cost of the infrastructure and the financing are similar to a price paid or guaranteed by the public authority and the service is provided to the public authority using the completed infrastructure. In the second category, which includes contracts equivalent to concessions (as defined by the European Union), the resources must be obtained through the commercial operation of the public service that is the main object of the contract (i.e., the public or general-interest service whose operation has been delegated), with the construction of infrastructure providing only the necessary means. Different IFRS accounting treatments apply in each case (depending on whether, or not, a financial asset corresponding to a receivable from the public authority is recognized). It is also possible to distinguish these types of PPPs based on the nature of the services entrusted to the private operator, such as Build Operate Transfer (BOT) contracts with financing, or Design, Build, Operate (DBO) contracts, with design components but excluding financing.

In France, the public authorities decided to encourage a type of global PPP contract whereby a public authority contracts with a private enterprise that undertakes the financing, construction, maintenance and/or operation (or provision of services directly to the end-user) in exchange for periodic installment payments from the public authorities. To this end, the Order of June 17, 2004 created a new category of public works contract classified as a “partnership contract” (contrat de partenariat). This reform was introduced to address restrictions arising under prior regulations. In particular, public bodies had previously not been authorized to enter into contracts governed by private law when those contracts delegated both construction and operating responsibilities of the private entity; similarly, under prior French regulations, private law could not govern contracts that included project financing, whenever there was no concession or delegation of the operation of public interest services because users did not contribute to costs, even partially, by paying for the service rendered.

At the EU level, on November 19, 2009, the Commission published a major communication recommending the increased use of PPPs. According to the Commission, this term encompasses all long-term contracts for the provision of construction, operating and financing services by a company, irrespective of whether the contract takes the legal form of a concession or a contract. It highlights the primarily economic advantages of PPPs which should respond to the need for current and future investments in public services. In addition, the Commission published the Single Market Act on October 22, 2010, which includes measures to boost the European economy. The measures presented for consultation include an initiative concerning the European legal regime governing service concessions. This initiative aims to put in place “clear and proportionate rules to improve market access for EU undertakings by ensuring transparency, equal treatment and a level playing field for economic operators. They will also promote public-private partnerships and boost the potential for delivery of better value for money for users of services and for contracting authorities.”

We are closely monitoring the drafting of the proposed text. Our objective is to secure and promote the use of service and construction concessions in other European Union countries, without having concessions governed by the same rules as public markets or jeopardizing French legislation regarding public service delegations.

Back to Contents

This model, characterized by a contract between the public entity responsible for a public service and the company operating this service, whatever its legal form, is frequently used, but is not the only model available. The expansion of its use is often slowed by preconceived ideas entrenched in a country’s history, which require the management of certain services, such as water distribution, to be provided by public entities. We therefore offer our services to these entities. Conversely, public authorities may decide that they should not be directly involved in the provision of some public services, even general interest services. In such cases, they usually do not own the facilities or networks, and do not enter into contracts with preferred private operators; instead, they leave the provision of the public service to the market. Sometimes, however, they verify the competence of private operators by issuing operating licenses and regulating service conditions and prices; however, they may limit their intervention to ensuring compliance with general regulations. This situation rarely arises with respect to water services, which are considered essential, but is more common for energy services, waste management and transportation. Public authorities may also demonstrate their interest in the services rendered by taking an ownership interest in the private operator. We may seek to acquire a stake in such operating companies.

Services Sold Directly To Individuals

We also offer household services directly to private individuals through its specialized subsidiaries. These services include assistance and maintenance of privately-owned water installations (located on private property after the water meter) and heating and gas installations.

Industrial and Service Sector Companies

We offer our industrial and service-sector customers a wide range of construction and/or operating services, to help them minimize the environmental impact of their operations: improvements to installations, access to the utilities necessary for their industrial processes (steam, industrial heating and cooling, process water, demineralized water, compressed air, etc.), optimizing consumption, re-using process water and limiting and recovering by-products (treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels).

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

Our Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges due to changes in regulation, as well as the presence of experienced competitors.

Competition in each of the markets in which we participate is based primarily on the quality of the products and services provided, as well as the suppliers’ reliability, customer service, financial position, technology, price, the financial structure of the contract, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for public authorities or non-outsourced departments of industrial or service sector companies. In each of the markets in which we operate, our competitive advantages include our technological and technical expertise, our financial position, our geographical reach, our experience in providing all environmental management services, our management of outsourced employees, and our ability to comply with regulatory requirements.

Back to Contents

In the environmental services sector, Suez Environnement provides a range of services primarily concerning water and waste management. In the energy services sector, we compete with Cofely, an affiliate of GDF-Suez. Certain players are originally from neighboring industrial sectors and are seeking to extend the scope of their business. This is the case for the subsidiaries of certain energy providers, notably in the heating network sector (Vattenfall, RWE). Companies specialized in electrical installations, such as Cegelec, have also expanded their environmental services offering. Finally, among new competitors, GE announced its intention to expand its business into the water sector. However, the vast majority of competitors do not offer the same range of technical expertise in environmental services as we do. Therefore, in certain cases, our competitors are required to set up special purpose entities to cover the service scope required by customers.

We expect that current competitors in individual markets will seek to expand their activities, in the coming years, to become integrated environmental management service providers. This change has been prompted by the desire of potential customers to outsource a larger portion of their business. The development of companies with worldwide capabilities focusing on multi-site and international calls for tenders has therefore been observed, such as Johnson Controls or Jones Lang Lasalle in facilities management. Industrial service providers are also moving towards greater consolidation by creating multi-service subsidiaries. This is the case of Voith in Germany.

A new form of competition has developed over the last few years due to the growing role of financial groups such as infrastructure funds (Macquarie Bank, etc.) or private equity funds. Although they are not global or strategic competitors, these players are often present in privatization tenders and asset sales and can occasionally compete with us for growth opportunities. The development of PPPs has also resulted in the emergence of new players from the construction sector that are able to manage the major construction and financing challenges required by these operations. Service providers like us may join forces with these companies as part of alliances formed to respond to tender offers. Such companies mainly include Bouygues, Vinci and Eiffage.

Finally, it is important to note that our main competitor is often the customer itself. Customers systematically compare the financial, technical and employee-related benefits and advantages of outsourcing with maintaining the status quo.

With regard to the provision of environmental services to public authorities, there has been a tendency in France in recent years towards a return to local government control, which has reduced the number of delegated management contracts available on the market. In Germany, public entities (Stadtwerke) play a leading role in the environmental services market (in the areas of water, waste management and energy services). In a number of countries in Eastern Europe, markets are slowly opening to competition, albeit partially. This trend nonetheless remains limited. Finally, new players from the construction and public works sectors could look to expand into the service market involving major and/or complex new investment, which subsequently require the provision of services (e.g., construction of a hospital which then requires operation and maintenance of common and technical services). These new players may provide services as part of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by the regulation of June 2004. The emergence of such new players is a natural outgrowth of the development of a comprehensive service market integrating the construction and financing of the infrastructure necessary to the performance of services, which then revert to the customer at the end of a contract.

Water Division

Veolia Eau confirmed its role as the worldwide leader in the water and wastewater treatment sectors(1), where its main competitor across all markets is Suez Environnement.

In national and regional markets, Veolia Eau has a number of local competitors, including both public and mixed private-public operators.

(1)   Sources: Global Water Water Intelligence (GWI) November 2009 and the Present Masons Water Yearbook 2009/2010.

Back to Contents

Its main competitors in France are Lyonnaise des Eaux (Suez Environnement), Saur (Séché Environnement) and local public authorities.

In Spain, our main competitors are Suez Environnement (via Aguas de Barcelona which Suez Environnement took over in June 2010 after several years as a major shareholder) and construction and public works companies such as Aqualia-FCC, ACS, Sacyr and Acciona, which are increasingly focusing on an international development strategy to offset the lackluster national market.

In the rest of Europe, aside from Suez Environnement, a number of companies operate outside their domestic market, such as the German companies Gelsenwasser and Remondis which continue their international expansion, while other companies are now concentrating on their national markets, such as Acea in Italy and RWE (which has refocused its activities on electricity and gas) in Germany. 2010 was also marked by the strategic refocusing of British players such as Biwater (which sold its international spearhead, Cascal) and United Utilities (which sold nearly all its non-rate regulated assets outside the United Kingdom).

In the United States, the purely American companies, American Water (which is now independent of RWE) and Aqua America, consolidated their positions through a number of small acquisitions. United Water (Suez) boosted its DBO business, while adopting a selective approach.

In the North Africa and Middle East markets, as well as in Latin America, Veolia Eau is in competition with Spanish companies (Acciona, Aqualia-FCC, ACS) and is facing competition from Japanese trading companies (Mitsui, Marubeni, Mitsubishi, Sumitomo, etc.), which are seeking to establish a position in stable, long-term activities.

China is also a strategic development region for Suez Environnement and Asian companies, with increased competition from local companies, as well as Japanese and Singaporean companies, such as Hyflux, SembCorp and Moya Dayen, which are also present in the Middle East and North Africa (MENA) region.

The global water market is also of interest to technology providers such as General Electric and Siemens, which are also targeting India with a specific focus on the desalination and wastewater recycling sectors, as well as Doosan (South Korea), VA Tech Wabag (India) and IDE Technologies (Israel). The latter have emphasized their ambitions for international expansion and extending their areas of expertise.

Environmental Services Division

Our main competitors in this sector are either regional players, or cover only part of the services offered by Veolia Propreté.

In Europe (including Central and Eastern Europe), where Veolia Propreté conducts the majority of its business, its principal competitors are Suez Environnement (acting through its subsidiary SITA), which is also present throughout the entire waste recovery chain; Remondis, a major player in Germany; and Biffa, which developed its activities in the recycling sector in the United Kingdom through the acquisition of Greenstar UK.

North America is characterized by a highly-concentrated market and the presence of two major competitors, Waste Management Inc. and Republic Services Inc. (the new entity formed by the merger of Allied Waste Industries and Republic Services at the end of 2008).

Finally, in the Asia-Pacific region, our main competitors are Suez Environnement and various local companies. In Australia, Transpacific is our main national competitor in a concentrated market. The Chinese market remains fragmented and primarily comprises local and regional players.

Back to Contents

Energy Services Division

The energy services market combines a diversified range of services and has many different types of market players. Our Energy Services Division, therefore, faces strong competition comprised of sector-specific players.

Only GDF-Suez, primarily with Cofely, has the ability to offer a diversified and comprehensive range of services with a strong international presence that is comparable to Dalkia’s own presence and services. Cofely represents a major competitor, mastering a range of expertise similar to that of Dalkia. This competition increased in 2010, particularly in France, with an aggressive policy to win market share.

Among sector-specific players, Dalkia faces the active presence of large local competitors such as ENEL, Vattenfall, Fortum, Alpiq and EON, particularly in the energy infrastructure sector.

In the service sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, food services, etc.) seeking to expand their offering to include multi-technical services, and from technical maintenance companies focusing on areas such as electrical installations, which are increasingly forming partnerships with major construction and public works groups (Vinci, Bouygues) or groups specializing in facility management (SERCO, JLL, etc.)

In addition, we face historical but growing competition from municipally-controlled or government-run companies, principally in Central Europe, Germany, Austria and Italy.

Transportation Division

In the transportation sector, our principal competitors are large private operators, who are primarily French, American and British but also Asian, and public companies (national or local) that operate public monopolies.

2010 saw considerable market consolidation and the international expansion of historical competitors from the national railway sector (Deutsche Bahn, SNCF, TRENITALIA). The main competitors on the global stage are the British groups FirstGroup, National Express and Stagecoach, the French group SNCF and its subsidiary Keolis, Deutsche Bahn and the Hong Kong company, MTR Corporation.

With regard to French groups, the Veolia Transport-Transdev combination closed in March, 2011. The new entity will be a major player in the sector with an international presence in 30 countries. In this combination, several French and international assets of Veolia Transport and Transdev were transferred to RATP Développement. See Item 5. “Operating and Financial Review and Prospects – Overview – Major Developments in 2010 – Acquisitions, Divestitures and Partnerships – Partnerships.”

In 2009, the merger of Keolis, a 45.4% subsidiary of SNCF and the car parking lot management company, Effia, a wholly-owned subsidiary, provided SNCF with a 56.7% shareholding in the combined entity. In addition, SNCF Proximités, a specialist in local and regional mobility, is positioning itself in several business segments in France and abroad to export its know-how.

With the current trend towards consolidation in the mass transportation market, Deutsche Bahn (the national rail operator in Germany) acquired the Arriva group, which is present in 12 European countries. Following this acquisition, this new group should constitute the main European competitor of Veolia-Transdev.

Finally, another public rail operator, Trenitalia (a wholly-owned subsidiary of the Italian state-owned group, FS), acting jointly with the Luxembourg investment fund, Cube, purchased the German assets of Arriva. Now Trenitalia, which has already expressed interest in circulating its trains between France and Italy, is a competitor in the German market.

In Asia, two players with growing international ambitions represent new competitors in the European and Asian markets. Of particular note is the Hong Kong suburban metro and train operator, MTR Corporation. This group, which merged with Kowloon-Canton Railway in 2007, has won a number of contracts including the concession for the Dexing metro line in Beijing, the operation of the Stockholm metro, and the Melbourne suburban rail network. In addition, MTR is present in numerous rail-bidding processes in China and Europe. The second largest Asian competitor is ComfortDelgro, the operator of the Singapore transportation network.

Back to Contents

In the United States, Amtrak’s persistent budget difficulties have opened the rail market to delegated private management. The competitive environment in the United States has changed with the arrival of new competitors such as Keolis, RATP Développement, and Go-Ahead.

In addition, several international groups are submitting bids to calls for high-speed rail tenders.

In conclusion, Veolia Transport is operating in an environment marked by increasingly intense competition between the major international groups and industry consolidation, leading to the formation of a few extremely large local passenger transportation groups.

Contracts

Contractual relationships with public authorities for the provision of general-interest services to the public or public services, for which the local authority is responsible, take a variety of forms depending on the level of involvement of the public authority. The public authority may decide merely to regulate the services, to delegate operating activities to a company acting on its behalf but under its supervision, or to provide these services itself with, or without, the assistance of a company.

In certain countries and for certain services, public authorities choose to be involved as little as possible in the provision of public services to residents or may be satisfied with more or less restrictive regulation of the relevant activities and service providers must seek out customers directly among the local population. Even under those conditions, we are able to find our place, most often through acquisition of a private operator already serving a given area.

Generally, however, these so-called “general economic interest” services or public services are considered to be the responsibility of the competent public authority, which should not merely implement regulations and controls but also play an active role in their management, through one of the following approaches:

•

the public authority can decide to directly operate public services (“direct” or “internal” management) with its own resources or resources transferred to a state-owned entity over which it exercises control similar to that exercised over its own departments;

•

the public authority can decide to provide the service itself, but use private operators as subcontractors to manage the service on its behalf, or to provide limited services; and

•

the public authority may prefer to transfer responsibility for providing the public services to a company to which it delegates or transfers (under the terms of a contract comprising technical performance commitments) the right and the obligation to operate the service, provide the human resources, equipment and financing necessary and, where appropriate, finance and build the infrastructure. Third parties selected by the public authority may be either private operators, mixed public-private companies or other public entities.

We can easily adapt to the different ways in which public authorities choose to manage the provision of public services which leads to different contractual mechanisms between the public authority and our Company. The contracts we use generally fall into one of three categories, depending on (i) whether we are entrusted with full responsibility for providing the public service and (ii) whether we have a financial and commercial relationship with end users:

•

when the public authority chooses to manage and provide public services on its own (direct management), but has only limited means, it calls upon a private operator to provide certain limited services or work for which it pays a contractually agreed price. It therefore enters into a variety of contracts for the supply of construction work and services;

•

where new infrastructure is necessary for the provision of the services, the public authority may prefer a more comprehensive build/operate contract, which may include the financing of required infrastructure. These are known as public market contracts under EU law and are also referred to as Build, Operate, Transfer (BOT) contracts, or since 2004 in France, as partnership contracts; and

Back to Contents

•

when the public authority entrusts a company with responsibility for the full provision of a public service, and the company assumes all or part of the operational risks. Generally, the provision of the service is then financed by the fees and charges paid by the end-user of the service. The contractor thus has financial and operating responsibility for providing the service, but must do so in accordance with the terms set by the public authority including minimum service thresholds, targeted performance levels and prices charged to end users. These contracts are known as “delegated management” contracts or “concession arrangements” under EU law (also known as a Public Private Partnerships – PPPs), which transfer to the concession holder the “risks and perils” or “risks and benefits” of the activity, to the extent compensation is linked to operating results.

Depending on the country in which we are operating historic traditions will tend to lead to the predominance of one of the above-mentioned contract types over the others. In France, for example, where there is a long tradition of granting concessions, delegated public service management is often the preferred approach. Current practices in various countries are, however converging. Public authorities alternatively adopt the contract type in accordance with the situation. In most cases, contracts have the common feature of being long-term agreements. They increasingly include the building of infrastructure, (or at least the upgrade of existing infrastructure) and in all events its maintenance and may also include the financing thereof.

We also enter into outsourcing contracts for the management of complex services with our industrial and service sector customers, which are similar to the above contracts. Such contracts take a variety of forms but are always tailored to customer expectations. Joint ventures may also be formed, such as the joint venture formed in Serbia with a major automobile company for soil decontamination.

Despite differences relating to the nature of customers, the services contracted and the nature of the legal systems in which we operate, our customers’ expectations tend towards a demand for transparency during the bid process and during contract performance, formation of a real partnership in search of ways to improve productivity and performance, and a desire for clear performance targets involving penalties or variable compensation.

We are also very attentive to contractual provisions, in particular when we must finance the investments required under a contract. Given the complexity of management agreements and their long-term nature, we possess skills in contract analysis and control and the content of our major bids is decided by commitment committees meeting at several levels. The legal and financial departments of our Divisions, and potentially our head office, are involved in the negotiation and preparation of tender bids and then contracts, and verifications are made on the implementation of our main contracts. Each year, our Internal Audit Department includes a review of the contractual and financial risks inherent in our most significant contracts in its annual program.

Intellectual Property

Veolia Environnement owns a number of brands, including the “Veolia” brand. Since November 2005, the Group has adopted a new brand strategy aimed at uniting the Water, Environmental Services and Transportation Divisions under the Veolia banner. The three Divisions remain identifiable according to their business descriptions: “Water,” “Environmental Services” or “Transportation,” while the Veolia Energy Services Division is mainly known under the name “Dalkia.” As a result, the companies at the head of the Water, Environmental Services and Transportation Divisions, as well as most companies in the countries and regions where the Group is based, are progressively modifying their corporate names in order to include “Veolia.” This strategy, implemented by Company Executive Management, illustrates our desire to increase the global consistency of our Divisions and the visibility of our Company, by strengthening our identity and global culture based on our service values. Accordingly, the “Veolia” brand has become an international reference for trust, reliability and expertise in the environmental services sector.

Innovation is essential to our growth and profitability and flows from the expertise and know-how of our businesses. The patent portfolio and developed expertise, sets Veolia Environnement apart from the competition and strengthens our position as a reference for environmental services. It capitalizes on this expertise primarily through the creation of technical and IT tools that we seek to protect using tailored methods such as new information technologies.

Back to Contents

In our opinion, our business is not dependent on the existence or validity of any one or several of these patents nor on any contract covering one or more intellectual property right(s). Furthermore, we are not dependent on any customer, major license or industrial, commercial or financial supply contract.

Seasonality

Certain of our businesses are subject to seasonal variations. Dalkia generates the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related wastewater treatment services tend to be higher between May and September in the northern hemisphere, where Veolia Eau conducts most of its activities. Finally, in transportation, SNCM’s activity is strongest in the summer season. Thanks to the diverse nature of our operations and our worldwide presence, Group results are, in general, not significantly affected by seasonal variations.

Raw Materials

Given our business activities (Water, Environmental Services, Energy and Transportation), changes in the price of raw materials (mainly fuel and natural gas prices) and recycled materials (paper, cardboard, iron and non-ferrous metals) can have an effect on our different Divisions.

Fuel prices (mainly gas and coal) can be subject to significant fluctuations. Energy prices have fluctuated widely in the past few years. In 2010, the price of a barrel of Brent crude continued the upward trend commenced at the beginning of 2009 (following its abrupt collapse at the end of 2008). The average price of a barrel of Brent crude was US$79.6 in 2010, up US$17.7 on the average price in 2009. The rate of increase accelerated in the second six months, driven by renewed optimism surrounding the economic outlook, finishing the year at US$93.2 the barrel. This increase in the price of Brent crude oil not only had an effect on fuel prices, but also on gas prices (particularly in France, where changes in STS gas prices track petroleum prices with a three month lag). Thus, average 2010 French gas prices increased approximately €5/MWh compared to 2009 (increase of 18%).

The general consensus among energy product analysts is, however, that energy prices will continue to increase in the long-term, due to the increasing rarity of known oil reserves, a marked increase in extraction costs and the need to adopt new energy sources in response to growing environmental requirements. However, the timeline of this underlying trend is difficult to forecast, due to the limited visibility of market participants regarding economic growth. Therefore, the possibility of a drop in commodity prices cannot be excluded. In any event, as in recent years, energy prices should remain volatile in 2011.

In this context of volatile raw materials commodity markets, our businesses are not, and should not in the future, be materially affected in the long-term by an increase in costs, the availability of fuel or fluctuations in the price of other raw materials. The contracts entered into by Veolia Environnement generally include price review and/or indexation clauses, which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

In the Transportation Division, numerous contracts contain indexation clauses that take fluctuations in fuel costs into account, significantly reducing the impact of a rise or fall in fuel prices. In certain contracts, especially contracts entered into in the United States, Veolia Environnement is entitled to full compensation in the event of a rise in fuel prices. Approximately 70% of costs are covered by contractual indexation clauses. For those contracts not containing indexation clauses, a fuel hedging policy was implemented in 2008 to manage fluctuations in fuel costs. The Group uses derivative instruments for this purpose, whose characteristics (notional amounts and maturity) are defined in accordance with forecast fuel requirements (based on firm orders or highly probable forecast flows). The majority of derivatives used are swaps.

Back to Contents

In the Environmental Services Division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for customers that have contracts with Veolia Environnement, indexation clauses in their contracts generally allow the Company to pass on a significant portion of increases in such costs through the prices charged. Approximately two-thirds of costs are covered contractually. For customers not bound by contract, increases in fuel costs are either fully or partially passed on through an increase in fees or negotiation.

In the Transportation and Environmental Services Divisions, the increase in fuel prices in 2010 compared to 2009 had a negative impact on fuel expenses of approximately €23 million in 2010, including the cost of swap hedging arrangements.

In the Energy Services Division, given the long-term nature of contractual terms and conditions and the terms of supply agreements, changes in energy prices may have different impacts depending on the zones in which Dalkia intervenes. At Energy Services Division level, the overall impact on revenue was an increase of €21 million, reflecting a negative effect in Central Europe, more than offset by a positive impact in France.

A portion of Environmental Services Division revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of recycled materials (paper, cardboard, ferrous and non-ferrous metal). After the slump in prices which affected the Environmental Services Division in 2009, in a context of economic crisis and falling demand for recycled products, recycled material prices increased significantly in 2010. In France, 2010 annual averages for two representative price benchmarks (“Revipap 1.05” for recycled paper and “E40” for scrap metal) reported increases of over 150% for recycled paper and over 50% for scrap metal, compared to 2009 averages. Certain recycled materials attained price levels at the end of 2010 close to those enjoyed prior to the economic crisis. The results of the Environmental Services Division were therefore impacted positively in 2010 by the substantial increase in the price of recycled materials compared to 2009.

In the other Divisions, as part of supply management and cost optimization measures, certain Group subsidiaries may be required, depending on their businesses, to contract forward purchases or sales of commodities (gas, electricity).

We also entered into long-term contracts for the purchase of gas, coal, electricity and biomass in order to secure our supply chain. The majority of these commitments is reciprocal, with the third parties concerned required to deliver the quantities indicated in these contracts and the Group obliged to take them.

Finally, with respect to our building activities, particularly in the Water Division, the Group may also purchase financial instruments to hedge against increases in the price of nickel and copper primarily.

For further information, please refer to our Consolidated Financial Statements and particularly Notes 20.1, 29.1.3 and 36 contained in Item 18. “Financial Statements.”

Industrial Investments and Divestitures

The Group’s principal industrial investments and divestments for 2008, 2009 and 2010 are set out in this annual report at Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Divestitures” and “—Investing Activities—Industrial Investments” and in the notes to the Consolidated Financial Statements.

Back to Contents

Environmental Regulation, Policies and Compliance

Environmental Regulation

Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America.

With regard to reducing pollution, the Directive on Industrial Emissions of November 24, 2010, aims to overhaul the 1996 Integrated Pollution Prevention and Control Directive and six sector-based directives. Henceforth, the application scope encompasses new activities, and administrative permits must be issued based on the use of “Best Available Techniques” (BAT) and new limits apply to air, water and soil emissions. Obligations to monitor emissions likely to contaminate soil and groundwater have been introduced. The directive also provides for the preparation of a “baseline report” on the state of the site before starting operation of the installation or before a permit for an installation is updated for this first time, and redefines site restoration obligations on the cessation of activities. Members States have two years to enact this directive into national legislation.

In addition, the Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which came into effect on June 1, 2007, established a new European methodology for the management of chemicals that is aimed at enhancing the knowledge of substances currently circulating within the European market. This regulation seeks to reduce the health and environmental risks associated with the manufacture and use of chemical substances. It introduces, across Europe, a range of procedures aimed at improving knowledge of the health and environmental risks associated with chemicals currently on the market, together with the management of these risks throughout the lifecycle of the chemicals, in order to ensure better health, safety and environmental protection. For us as a user of such substances, this implies the strengthening of cooperation and exchange of information with suppliers and customers. It also involves improving risk management at all stages of the life cycle of chemical substances and strengthening the prevention of chemical risks concerning Group employees.

The relevant legal entities within the Group are in compliance with the schedule set by the Reach Directive for the chemicals requiring registration. Currently, it is planned to register activated carbons and regenerated solvents. Other chemicals that we produce or use may be governed by other regulations, such as biocides which fall within the scope of the Directive of February 16, 1998.

The Classification, Labeling, Packaging (CLP) regulation of December 16, 2008, which has the same end-purpose as the REACH regulation, came into effect on January 20, 2009. This regulation amends certain existing provisions concerning the classification, labeling and packaging of hazardous substances and defines new standards regarding labeling classifications and the packaging of chemical substances and mixtures.

This text seeks to provide a high level of protection for human health and the environment, while guaranteeing the free movement of chemicals. Henceforth, hazardous chemicals are identified and information on the dangers they represent provided based on new criteria defined by the General Harmonized System of classification and labeling of chemicals, enabling harmonization at global level.

In addition, the increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol came into force in February 2005 and gave the European Union the objective of reducing greenhouse gas emissions in the European Union by 8% over the period 2008-2012, compared with 1990 emission levels. Directive 2003/87/EC of October 13, 2003, created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system operates in parallel with the Kyoto Protocol system, which came into operation in 2005 and led to the creation of National Allowance Allocation Plans (NAAP) for an initial period (2005-2007) followed by a second period (2008-2012), corresponding to the Kyoto Protocol commitment period. European Directive 2009/29/EC of April 26, 2009 amended the ETS Directive and extended the allowance trading system to cover a third period (2013-2020), which provides for a progressive reduction in the amount of allowances granted and new procedures for granting allowances. The European Regulation of November 12, 2010 clarifies procedures for auctioning greenhouse gas emission allowances for the period 2013-2020.

Back to Contents

In May 2006, pursuant to the decisions made regarding the conclusions of the Convention on Biological Diversity, the European Commission implemented an action plan comprised of objectives aimed at halting the decline in biodiversity and measures enabling the achievement of objectives by the end of 2010. This action plan is based on an assessment of lost biodiversity in Europe and elsewhere in the world and measures already taken by the European Union to resolve this problem. In October 2009, the Conference of the Parties (COP) revised the strategic action plan of the Convention, setting new objectives for the period 2010-2020 which include primarily analyzing the services rendered by ecosystems to human well-being. At global level, the United Nations Convention on Biodiversity held in October 2010 in Nagoya (COP10), adopted the Nagoya protocol. This protocol provides, in particular, for the adoption of a strategic plan covering the period 2011-2020, an agreement to create the IPBES (Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services) and the mobilization of the necessary human resources to implement the related strategy.

In France, the planning law aimed at implementing the “Grenelle de l’environnement” decisions, known as the “Grenelle 1 Law”(1) of August 3, 2009 was supplemented by a law comprising national environmental commitments, known as the “Grenelle 2 Law.” These laws seek to implement six major projects, which have significant implications for each of our Divisions. The construction, transportation, health and waste, water and energy sectors are all concerned, as is environmental governance and information transparency.

With regard to Facilities Classified in France for the Protection of the Environment (ICPE), the Order of June 11, 2009 created a new ICPE category: the “registration” regime, an intermediary regime between the authorization and reporting regimes. This Order was supplemented by two implementing decrees on April 13, 2010 and by six orders on April 15, 2010. The main objective of this new regime is to simplify administrative procedures for facilities presenting risks and justifying an upstream project review by the Classified Facilities inspectorate, as the risks concerned may be limited by “standard” recommendations. This new registration regime could impact our current activities in the event of a significant modification to existing facilities, as well as our future activities. Furthermore, certain activities which compete with those of the Group could benefit from a “simplified” administrative system under the ICPE regulations.

Water

Water and wastewater treatment activities are highly sensitive to regulation. In Europe and the United States, governments have enacted significant environmental laws at the European, national, and local level in response to public environmental protection expectations. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries, which are progressively adopting WHO standards in their internal rules and regulations.

At international level, the WHO directives on health and water are issued for the attention of States, to help them draft internal rules and regulations governing the quality of water. These directives set guidelines for the quality of drinking water and emphasize the importance of the preventive management of health risks. Compliance with these recommendations guarantees the production of water which is safe for human consumption. The right of access to water is recognized by the majority of States and access to clean water and sanitation was recognized by the United Nations as a human right on July 28, 2010.

At the European level, the quality of drinking water is strictly regulated by Directive 98/83/EC of November 3, 1998, on the quality of water intended for human consumption, which was enacted by EU member states and into French law by various provisions incorporated into the French Public Health Code. In addition to quality control measures, this directive introduces the concept of evaluating risks on an on-going basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271/EC of May 21, 1991, the objectives of which were confirmed and extended by the water framework Directive 2000/60/EC of October 23, 2000, which concerns more generally the quality of water, whether above or below ground. Directive 2006/118/EC of December 12, 2006 (daughter directive of the framework directive) on the protection of groundwater provides for oversight of and restrictions on chemical substances in water by 2015. Directive 2008/105/EC of December 16, 2008 (another daughter directive of the framework directive) lays down environmental quality standards for 43 chemical substances presenting a major risk for the environment or public health in the water sector.

(1)   Grenelle de l’Environnement (France): talks between the French government and a wide variety of organizations in October 2007 to establish a roadmap for sustainable ecology, development and construction.

Back to Contents

The treatment of wastewater is also directly impacted by Directive 2008/56/EC of June 17, 2008, known as the “Marine Strategy Framework Directive,” which seeks to protect and conserve the marine environment and thereby conserve the ecosystem. It also seeks to establish marine protected areas in order to contribute to achieving the healthy ecological condition of the European Union marine environment by 2020. European Directive 2006/7/EC of February 15, 2006 concerning “bathing water,” imposes new restrictions on the oversight and management of bathing water and information provided to the general public.

Public authorities also impose strict regulations concerning industrial wastewater likely to be discharged into collection systems, as well as processed wastewater and sludge originating from urban water treatment installations. In this respect, the waste framework directive of November 19, 2008 classifies land treatment using sludge produced by wastewater treatment plants as a recovery operation.

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or ground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. The law of December 30, 2006 on water and aquatic environments addresses EU requirements for high quality water and significantly modifies French legislation on water, also addressing EU water quality objectives for 2015. In addition to measures to preserve the quality and quantity of resources, the Grenelle 1 Law provides for the implementation of a blueprint to preserve the ecological continuity of surface water masses; this infrastructure must be taken into account in territorial planning, via “urbanism” and “water” planning documents. With regard to health aspects, measures must be taken to protect drinking water catchment areas of strategic supply importance and emissions of certain toxic substances into water sources must be reduced by 2013. In the wastewater treatment sector, treatment plants must be brought up to standard by 2012 at the latest. Autonomous wastewater treatment is subject to strict regulation to protect the quality of the receiving environment, sanitary conditions and public health.

For the water sector in particular, the Grenelle 2 Law defines the documents which will implement the green and blue infrastructure and provides for the acquisition and restoration of 20,000 hectares of wetland by the water bodies. In addition, this law confirms the responsibilities of municipalities with regard to the distribution of drinking water and seeks to improve knowledge of networks and reduce network losses. A financial incentive system was introduced to underwrite these obligations.

With regard to wastewater treatment, the law clarifies and strengthens the content of the supervisory role of territorial bodies for non-collective wastewater treatment and requires municipalities to draw up to a collective wastewater treatment policy before the end of 2013.

Finally, priority is given to organic farming in certain drinking water catchment areas of particular importance to current or future supply.

Violation of these laws is punishable by both civil and criminal law and companies can even be found criminally liable.

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

Back to Contents

Environmental Services

In numerous countries, waste processing facilities are subject to laws and regulations that require service providers to obtain permits from public authorities to operate most of their facilities. The permit process requires us to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfill sites must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and rehabilitation of sites for a period of 30 years after cessation of operating activities.

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

In France, pursuant to the provisions of Articles L. 511-1 et seq. of the French Environmental Code (Code de l’environnement) relating to facilities classified for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfill sites for hazardous and non-hazardous waste. These orders govern the design and construction of waste processing centers, among other things. Hazardous waste is subject to strict monitoring at all stages of the processing cycle and is tracked using a waste monitoring slip (bordereau de suivi des déchets - BSD). Waste-to-energy centers are subject to numerous restrictions, including in particular limits on pollutant emission levels: for example, Directive 2000/76/EC of December 4, 2000, on the incineration of waste sets emission thresholds for dioxins and NOX in particular.

The Grenelle 2 Law provides, in particular, for a 7% reduction in household waste in 5 years, by encouraging actual waste tonnage to be taken into account in amounts charged to users. In addition, it is planned to reduce the use of landfill sites and incineration by limiting waste tonnage that may be received at such sites, while developing recovery sectors through sorting-at-source and the selective collection of organic waste. That law also seeks to strengthen and widen the Extended Producer Responsibility (EPR) scheme and specific recovery and associated processing sectors. Finally, the Grenelle 2 Law provides for the planning of construction and public works waste management and the performance of a pre-demolition appraisal.

At the European Union level, a new Waste Directive was adopted on November 19, 2008, setting up a hierarchy of different waste management measures and favoring (i) the prevention of production, primarily by requiring Member States to draft national programs, (ii) re-use, (iii) recycling, by defining new objectives to be attained by Member States by 2020, (iv) other forms of recovery and (v) safe disposal. It clarifies the concepts of recovery, elimination, end-of-waste status and by-products. The aim of this directive is to promote recycling, composting and waste-to-energy recovery of household waste.

With respect to the cross-border transportation of waste, the regulation of June 14, 2006 concerning the transportation of waste entered into force in July 2007. This text defines the conditions for the supervision and audit of waste transfers and simplifies and defines current procedures for the supervision of waste transfers for non-hazardous, recyclable waste.

Furthermore, through Directive 2003/87/EC of October 13, 2003, the European Union implemented an allowance system for greenhouse gas emissions, targeting carbon dioxide only. Our environmental services business falls outside the scope of the first and second phases (2005-2007 and 2008- 2012).

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

One such directive of October 23, 2001 sets emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

Following the repeal of European Regulation 2037/2000/EC, a new European regulation 1005/2009/EC of September 16, 2009 sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro-chlorofluorocarbon that are used in cooling plants.

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

Our Energy Services business is covered by European Directive 2003/87/EC of October 13, 2003 on greenhouse gases emission allowances, as amended by European Directive 2009/29/EC of April 26, 2009. Given that we have combustion installations with thermal output greater than 20 MW, we are also concerned by EU member state national plans for the allocation of allowances.

European Directive 97/23/EC of May 29, 1997, aimed at harmonizing Member State legislation in the area of pressure equipment, imposes various security requirements for the design and manufacture of such equipment, and requires an inspection of the compliance of the units housing such equipment.

All of the directives and regulations mentioned are enacted by each Member State of the European Union.

In France, this primarily means compliance with the Law of July 19, 1976 on facilities classified for the protection of the environment, now included in the French Environmental Code.

Under this law, Dalkia must obtain various permits and authorizations from regulatory authorities in order to operate its facilities, and ensure that its operations comply strictly with the terms of such permits. For large combustion installations (thermal output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Directive 2001/80/EC of October 23, 2001 and by the increasingly systematic application of “Best Available Techniques” (BAT).

In addition, the national environmental commitment law of July 12, 2010 (Grenelle 2) will give added impetus to the development of energy efficiency and renewable energies. Numerous application texts are currently being drafted and we are closely monitoring this legislation.

Finally, with respect to its production of sanitary hot water, Dalkia is directly affected by European Directive 98/83/EC of November 3, 1998, as enacted in numerous national texts, which addresses the quality of water intended for human consumption. Eighteen Member States, including France, have taken the position that this directive applies to cold and hot water and to all types of management systems for the production and distribution of hot and cold water.

Articles R.512-55 to R.512-66 of the French Environmental Code also require periodic inspection of certain installations classified as subject to reporting requirements. All orders governing the performance of such periodic inspections were published in 2008.

Back to Contents

Decree no. 2007/737 of May 7, 2007, also integrated into the French Environmental Code, supplements Regulation 842/2006/EC of May 17, 2006, and regulates the conditions of the market release, use, recovery and destruction of substances used or intended for use as refrigerating fluid in refrigeration or air-conditioning equipment.

With regard to pressure equipment, Directive 97/23/EC of May 29, 1997 (applicable to equipment manufactured since 2002) also modifies the procedure and inspection regulatory frameworks of member states and has helped harmonize regulations governing the operation of all installations that use such equipment. In France, the decree of March 15, 2000, as amended by the more recent decree of March 30, 2005, enacts this directive into national law.

In relation to managing the risk of legionnaires’ disease, the European Working Group for Legionella Infections (EWGLI), with the support and approval of the European Commission and based on the European Surveillance Scheme for Travel Associated Legionnaires’ Disease (EWGLINET), has published European guidelines for the control and prevention of travel associated legionnaires’ disease (EWGLI 2005). In general, texts of varying reach are issued in Europe and around the world by public health authorities and associations for the protection of workers. Very often, these texts are presented in the form of preventive recommendations, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

In France, the Order of February 1, 2010 and its application circular on monitoring Legionnaires’ disease in sanitary hot water production facilities defines the management rules for such facilities.

In Spain, decree (real decreto) 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A range of descriptive procedures set the action and liability framework. A Spanish standard-setting association has issued guidelines on the subject (100030IN).

In the United Kingdom, an Approved Code of Practice (ACOP L8) issued by the Health and Safety Executive is applicable in full and largely inspired similar procedures applicable in Flanders (Belgium), the Netherlands, Ireland and at EWGL.

Italy and Portugal have partially adopted the ASHRAE guidelines, focusing preventive measures on the protection of tourists.

Similarly, regulations exist in Asia and the Pacific region and were inspired by texts in New Zealand and Australia.

In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have also issued recommendations.

Transportation

Our transportation business is subject to a number of national and European regulations that seek, amongst other things, to limit the pollution caused by road vehicles.

The objectives set by the European Union for reducing greenhouse gas emissions and fighting climate change have led to research programs to improve the environmental impact of heat engines and integrate hybrid and electrical technologies in the bus market. A series of European regulations, replaced by Regulation (EC) No. 595/2009 of June 18, 2009, have also been drafted setting EURO standards. These impose maximum atmospheric pollutant emission levels for heat engines. All new vehicles currently manufactured in the European Union comply with “EURO 5” standards since September 1, 2009.

Regulation (EC) No. 595/2009 of June 18, 2009 also introduces requirements concerning emissions by spare parts used only in motorized vehicles. It also introduces measures to improve access to information on vehicle repairs and promote the rapid production of compliant vehicles.

Back to Contents

This regulation was adopted in addition to Directive 2009/33/EC of April 23, 2009, generally known as the “Clean Vehicles Directive,” which requires operators to take account, in their procurement procedure for road transport vehicles used in the management or operation of a passenger transport public service, of the energy and environmental impacts of these vehicles over their lifetime.

This directive was enacted in French law by Law No. 2011-12 of January 5, 2011, and this new system was also included in Order No. 2005-649 of June 6, 2005, as amended, on contracts entered into by certain public or private persons not governed by the Public Procurement Code (Code des marchés publics). A decree and a ministerial order are necessary to implement this system and clarify the application conditions and the energy and environmental impacts to be taken into account, respectively, and also determine the methodology to be applied.

Since 2007, Veolia Transport monitors closely in France, through different professional federations (UTP, MEDEF), the so-called “Grenelle de l’environnement” laws. One of the objectives of the Grenelle 2 Law of July 12, 2010 is to improve coordination between transportation bodies and thereby facilitate the performance of the preparation work necessary to the development of transportation networks and the management of transportation services seeking greater inter-connection and inter-modality.

With respect to sustainable mobility, this law offers municipalities the opportunity to include self-service bike rental systems in their transportation offering. The law defines the car-sharing concept and creates a label for which the conditions of grant and use will be defined by decree.

The Grenelle 2 Law also provides for the creation of a High Council for Land Transportation and Inter-modality (Conseil supérieur des transports terrestres et de l’intermodalité) which may be consulted by governmental authorities on questions relating to land transportation and inter-modality policies. This Council comprises five colleges, including one consisting of land transportation companies and institutions.

The Grenelle 2 Law also requires companies with more than 500 employees to produce a greenhouse gas emissions report. This report must be produced for December 31, 2012 and will be accompanied by a summary of proposed actions to reduce greenhouse gas emissions.

Finally, to favor the modal transfer of passengers, companies will be required to indicate on transport tickets from July 1, 2011, the CO2 emissions of transportation services. This initiative is a one-year experiment and a parliamentary report will be produced on its completion.

The French Transportation Code (Code des transports) was adopted by Order No. 2010-1307 of October 28, 2010 for the legislative section. This code satisfies the objectives of grouping together, planning and clarifying a wide range of disparate legal texts and reorganizing them within a framework that gives the necessary weight to the founding principles defined in the Internal Transportation Framework Act (Loi d’Orientation des Transports Intérieurs, LOTI) of December 30, 1982. Certain texts are, however, retained in their original format and in particular environmental protection provisions.

The majority of sites in France are subject to the regulations governing facilities classified for the protection of the environment (ICPE) resulting from Articles L. 511-1 et seq. of the French Environmental Code, although generally only the simplified reporting system. Decrees and ministerial and administrative orders clarify the rules applicable to repair workshops and gas and petroleum product storage and distribution installations, where activities may present environmental impacts or risks. New provisions were adopted in 2010 in respect of petrol stations.

Environmental Policies

We strive to help enhance the quality of life and the environment wherever we operate, and have placed the challenges of sustainable development at the heart of our strategy. For this purpose, we focus not only on the preservation of the environment and the protection of natural resources and biodiversity, but also assume economic and social responsibilities, particularly at a local level where we are committed to stimulating progress. Further information concerning our commitment to sustainable development may be found in our Sustainable Development Report.

Back to Contents

Our Actions Regarding Greenhouse Gases

We are active in the fight against greenhouse gas emissions at the European Union level and internationally, as well as at the national level (See Note 42 and Note 1, to our Consolidated Financial Statements contained in Item 18. “Financial Statements,” below).

In the European Union, all large combustion installations with thermal output greater than 20MW, as well as oil refineries, coke-ovens, iron and steel plants and plants manufacturing cement, glass, lime, bricks, ceramics, paper pulp and paper are subject to the allowance trading system (ATS). For the Group, this primarily affects the Energy Services Division, which manages over 80,000 combustion installations in Europe, including nearly 250 installations concerned by emission allowances. Allowances awarded to Dalkia represent slightly less than 1% of total European allowances. Dalkia has adopted an active approach to managing carbon dioxide emissions and allowances, by implementing an appropriate structure and creating a special-purpose legal entity, VEETRA, to purchase, sell and price different types of greenhouse gas credits on behalf of the installations concerned. These initiatives have enabled it to be an early participant in the allowance trading market, in order to minimize the cost of carbon restrictions and in some cases finance new investments that help reduce greenhouse gas emissions.

Veolia Eau is also concerned in Germany, following its takeover of the energy supply activities of certain public authority contracts (via BS Energy).

Veolia Transport is also heavily involved in the fight against climate change. In order to reduce the greenhouse gas emissions generated by city transport, it is necessary to encourage modal transfer from private cars towards public transport and “soft” transportation methods. Veolia Transport takes part in international negotiations on the climate to defend the sustainable mobility approach. In 2008, Veolia Transport launched the initiative “Bridging the gap”: pathways for transport in the post Kyoto process” (www.transport2012.org), to enable carbon financing mechanisms to support low-carbon urban transportation projects. This initiative is the result of a partnership between Veolia Transport, UITP (International Association of Public Transportation), TRL (Transport Research Laboratory), GTZ (a German technical cooperation agency) and ITDP (Institute for Transportation and Development Policy). A number of seminars have been organized and several publications issued. For example, the five partners published an analysis of the Copenhagen climate conference. Veolia Transport has also given eight key commitments in a Sustainable Development Charter, issued in 18 languages and distributed to all its operations and setting out the objectives for 2011. Three commitments concern, in particular, the management of fossil fuel resources and fighting climate change. The first commitment seeks to fight climate change by proving the environmental performance of public transportation using the “Eco-Efficient Travel” calculator at a range of benchmark sites. The second commitment seeks to reduce the use of fossil fuels for example by having a fleet of so-called clean vehicles. The third commitment involves encouraging the preservation of resources, primarily fossil fuels, and increasing the awareness of our employees and customers of the environmental stakes of sustainable mobility, primarily by training drivers how to drive in a smooth and fuel-efficient manner.

In 2010, approximately 60.5% of drivers recruited in the last three years had received specific training in eco-driving.

In addition, Veolia Transport participated in the Grenelle de l’environnement by contributing to the “Fight against climate change and energy control” workgroup. Veolia Transport has since actively monitored the work of the Passenger Technical Committee of the Energy and Environment Observatory for Transport (Observatoire Energie Environnement des Transports, OEET), setup to establish a common methodology for reporting the greenhouse gas emissions of transportation services.

Back to Contents

At the international level (Kyoto Protocol), the Group seeks to generate emission credits that can be traded on the market, by participating in projects in partnership with other European or developing countries that help to reduce greenhouse gas emissions. Veolia Propreté has registered six projects adopting Clean Development Mechanisms (CDM): two in Brazil and one each in Egypt, Mexico, Argentina and Colombia. The experience gathered during these projects is now used for new projects under development. Approximately ten projects are currently under development at sites operated by Proactiva in Latin America and at Veolia Propreté sites in Asia and Africa. Faced with the diversification of trading systems and platforms, Veolia Propreté also became active in other regions. VES North America takes part in the CCX allowance trading system in the United States aimed at reducing greenhouse gas emissions by 1% per annum. In addition, where the regulatory context is not favorable, other mechanisms are used to incite and finance environmental investments such as the sale of credits or a voluntary market. For example, a Voluntary Carbon Standard (VCS) project has been launched in China and two Greenhouse Gas Friendly Program projects in Australia.

Veolia Energy has a Joint Implementation (JI) project currently in progress in Hungary. Veolia Propreté assesses CDM and JI project opportunities at all its sites. Dalkia focuses on the development of CDM in China, South America, the Middle East, Israel and North Africa with respect to heating networks, renewable energies and energy efficiency.

Veolia Eau studies opportunities to obtain carbon credits for wastewater and sludge treatment projects, and in particular projects integrating biogas recovery. Veolia Eau has a JI project in Bulgaria and several others are under review or in the course of development, primarily in Africa and Asia.

At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (such as the “Climate Plan” and “Domestic Projects” in France) or in the form of domestic markets already setup or under study (New Zealand, Canada, Australia, and some U.S. states), that allow certain domestic projects to benefit from emission credits. The Group’s teams are monitoring all of these developments and working on integrating them into their projects.

Direct and indirect greenhouse gas emissions (electricity and heat) at sites that we managed in 2010 totaled 47.4 million tons of CO2 (carbon dioxide) equivalent.

Overall, the Group contributed to reducing greenhouse gas emissions, both through the daily management of sites that it operates and through the use of renewable and alternative energies (in particular biomass, landfill gas and geothermal energy) in the amount of 27.5 million tons of CO2 equivalent in 2010, compared to 26.8 million tons of CO2 equivalent in 2009*.

The Group is actively following regulatory developments that will undoubtedly become more restrictive in the future, viewing them as new opportunities to develop and market its environmental management skills.

Preserving Ecological Balance

Whether through limiting water wastage, enhancing the quality of discharges or optimizing energy consumption in connection with water distribution and treatment activities, using alternative energies across all businesses, recovering and processing biogas emissions at its landfill sites or using low-emission fuels in its fleet of public or private transport vehicles, we are actively involved in the main environmental challenges currently facing our planet, applying its know-how and technological and innovative capabilities.

In order to contribute to the assessment of this ecological balance and the identification of levers essential to its maintenance, the Group has rolled-out an environmental footprint tool including, in addition to the carbon footprint, a “water footprint” applicable to both new contracts awarded and existing contracts. This tool will be supplemented by a biodiversity module.

*   Adjusted value in 2010.

Back to Contents

The Group’s Biodiversity policy, which focuses on the management of impacts on ecosystems, preserving biodiversity, foreseeing needs and conserving remarkable biodiversity, will be rolled-out across all Group businesses, to preserve ecosystems, restore and foster urban biodiversity, protect remarkable ecological areas near our sites and improve understanding of the dynamics of ecosystems.

In France, numerous activities fall under the control of either the ICPE regime (facilities classified for environmental protection) or its equivalent.

Therefore, all business development is conducted in tandem with the preparation of environmental impact studies comprising a highly detailed section on animal and plant life. The management of these impacts is, accordingly, a constant concern for the operating staff of our different businesses (waste processing, decontamination stations, combustion facilities, rolling stock depots, etc.).

Beyond the strict regulatory framework, the biodiversity policy is implemented at each of the Group’s sites as part of the roll-out of the Environmental Management System (EMS). In parallel, specific measures are performed and followed: the management of green (Veolia Eau: Braunschweig, Germany) or maritime (Golf Coast desalination plant, Australia) areas, the preservation of ecosystems and integration in the planning of sites and their surroundings (Graulhet and Saint-Cyr-des-Gats hazardous waste landfill sites in France, which received the Noé Conservation label and the Marchwood incinerator in the UK).

In order to improve the awareness of all internal players, the Group introduced an Atlas of sustainable development responsibilities and opportunities, integrating particular areas of biodiversity interest identified by Conservation International.

In 2008, we entered into a partnership with the French Committee of the International Union for Conservation of Nature (IUCN). The primary aim of this partnership is to help us integrate biodiversity into our corporate strategy, strengthen our R&D strategic cap thanks to a network of recognized experts and participate in raising awareness among our employees through training measures. IUCN France comprises 55 members (government ministries, public institutions and NGOs) and a network of approximately 250 experts. At the international level, IUCN has been a United Nations observer since 1999.

The Group has also participated in international studies, primarily through the work of the WBCSD (Ecoystem Services Review (ESR), Corporate Ecosystem Valuation, with a case study focusing on the Berlin site). The integration into its activities of the principles of the Convention on Biological Diversity (CBD) is highlighted in “Responding to the Biodiversity Challenge – Business contribution to the CBD,” and a communication thereon was issued during the COP 10 convention in Nagoya.

Finally, with the research work of Veolia Recherche et Innovation, enhancing the value of ecosystem services rendered is at the heart of Group concerns. Improving our understanding of ecological balance and sharing this knowledge by increasing awareness and communicating on biodiversity, are supplemented by the activities of the Veolia Environnement Foundation (see below).

Preserving Economic and Social Balance

We also consider the economic and social factors that underlie the course of development in the countries where we operate, and work to develop solutions that are adapted to local restrictions and to transfer know-how in the geographical areas where our Divisions have operational responsibilities. We favor a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the populations of emerging countries, which permits the development of model plans that can be reproduced. In each of our projects, we seek to create a beneficial and educational dimension for the improvement of public health and the protection of the environment. We also try to assist in the development of areas where we provide services.

In 2010, we continued to develop our strategy of forming partnerships with international institutions, reflected by its active participation in the United Nation’s Global Compact. The case studies highlighted on the dedicated internet site (“Communication on progress” page) show how our operating activities contribute to the implementation of the ten United Nations Global Compact principles. We further intensified our partnership in 2010, joining the Water Mandate think-tank.

Back to Contents

In addition, we contributed, with the agreement of the UN-Habitat agency, to the “operational” testing of international guidelines on access to basic services (water, sanitation, waste management, energy services and transportation). The guidelines were applied in the city of Aguascalientes in Mexico, in close conjunction with local authorities and using a methodology validated by stakeholders and capable of being copied in other areas and continents. This reflects our commitment over the last ten years to this major initiative, applying principles of non-discrimination in the field and enabling the poorest communities to access basic services.

At the World Urban Forum held in Rio de Janeiro (Brazil), we joined the World Urban Campaign (WUC) launched by UNO-Habitat to help approximately 15 cities around the world in their search for harmonious urban development that is more respectful of environmental challenges. The city of Rabat accompanied us to present our projects and achievements.

In Asia, we were asked by the United Nations Environment Program (UNEP) to present our expertise on heating networks and the management of domestic and industrial energy installations to the B4E (Business for Energy) annual meeting in Seoul, Korea.

Elsewhere, we continued to participate in the UNITAR program for strengthening local governance, focusing on the management of urban services: in 2010, we met with over 500 public authority managers in Asia, Africa, South America and Central Europe during 12 work sessions.

In the climate change sector, pursuant to the framework agreement signed with the United Nations Development Programme (UNDP) to participate in the “Territorial Climate Plan” approach, we were invited to the Sacramento Summit in California, where the twenty largest regions worldwide (federal states such as California, Spanish and Italian provinces, German landers and French regions) met as the “R20.” Our expertise in clean development mechanisms and energy efficiency was recognized by this group of regions and will be solicited for pilot studies.

Our partnership initiatives also lead to joint actions in France with associations and bodies committed to the development of regions and enhancing their value (for example, the Coastal Areas Conservatory (Conservatoire du Littoral) and Marine clusters (pôles Mer), etc.).

Since May 2004, we have pursued a charity program through a corporate foundation called Fondation d’Entreprise Veolia Environnement. This initiative is part of a long-standing tradition of corporate charity work, while enabling improved coordination of actions and a greater involvement of employees in the areas of solidarity, occupational integration, and environmental protection. The Foundation was initially created for a period of five years and was extended in 2009 for a further five years. Since its creation, the Veolia Environnement Foundation has supported over 900 projects, each sponsored by a Group employee, in the areas of solidarity, occupational integration and the environment.

In 2008, the Foundation integrated the Group’s humanitarian assistance and international cooperation departments, Veolia Waterforce and Veolia Waterdev, within a single structure, Veoliaforce. The Foundation calls on the expertise of the four Group Divisions for the purpose of its charity work and benefits from the support of all Group employees.

Among the projects selected in 2010, the Foundation launched 100 new projects while continuing those initiated in previous years. The larger projects include a number that are very significant. For example, in the Camargue, the Foundation supports two projects essential to preserving and fostering biodiversity in the Regional National Park. One project consists in monitoring pink flamingoes and helping them reproduce, while the second project seeks to create a marine reserve in the Gulf of Beauduc, home to an extensive range of fish and invertebrate species, several of which are protected.

In the French Southern and Antarctic Lands, we participate in an extensive program of actions to protect the remarkable natural habitat of the islands surrounding Madagascar. This program will enable existing ecosystems to be studied and the implementation by Veoliaforce volunteers of information processing systems and the communication of good waste management practices. A hazardous waste assessment has already been performed on Juan de Nova Island.

Back to Contents

In Cuba, the Foundation is assisting a project undertaken by the National Institute of Hydraulic Resources (INRH) to protect Havana water resources, involving the rehabilitation and development of existing but faulty wastewater treatment systems in the Rio Ariguanabo river basin, west of the capital. In addition to providing financial assistance over three years, the Foundation offers the project the expertise of its Veoliaforce volunteers.

In Brazil, alongside the NGO, Conservation International, the Foundation has committed to preserving the Abrolhos coral reef, threatened by continental pollution and global warming. Conservation International is one of the largest environmental NGOs, known for having identified 34 areas for priority action or hotspots around the world.

For the International Year of Biodiversity, the Foundation backed the CNRS “Biodiversity” exhibition, which received 25,000 visitors in a temporary tent installed in the Trocadero Gardens in October.

Finally, the Foundation renewed its support for the Tara Océans expedition which, after navigating in the Mediterranean Sea, Red Sea and Indian Ocean in its first year, set cap for the Atlantic Ocean to continue its research into marine biodiversity and ecosystems. By the end of its three-year mission, the expedition will have explored all the seas and oceans of the globe. During its first year, Tara Océans covered 17,000 miles (over 30,000 kilometers), stopping at 32 ports of call. Onboard, the scientists, who were also the temporary crew for average periods of three weeks, performed multiple soundings and processed initial data, using cutting-edge technology largely financed by the Foundation.

In the areas of solidarity and occupational integration, the Foundation also supports major projects such as the assistance provided to micro-companies in France by ADIE (Association for the right to economic initiative). The continuation of this partnership, which has functioned successfully for the last three years, will primarily enable the opening of new Advice Centers in cities outside Paris and the launch of an online service facilitating the grant of micro-loans and the training of entrepreneurs.

The Foundation also supports a new program launched by the charity, Secours Catholique, focusing on the integration and employability of the poorest members of society through the activities of its local branches and particularly by developing access to and use of computers and the internet.

In Cameroon, the Foundation supports a new international solidarity program to consolidate the access to water of seven villages of the Bangangté commune, aimed at supplying 150,000 residents and guaranteeing them access to a basic wastewater treatment system. In addition to providing financial assistance over three years, the Foundation will contribute the expertise of Veoliaforce volunteers to this project.

The Foundation has also created two prizes. The Environmental Book Prize (Prix du livre Environnement) was created in 2006 and is awarded to writers and publishing houses that help raise public awareness of the environmental challenges facing the planet. The Student Solidarity Award (Prix de la Solidarité étudiante) created with Campus Veolia in 2009, seeks to support not-for-profit projects undertaken by associations of students pursuing their studies at master level at leading French and European schools and universities.

The Environmental Book Prize was awarded this year to Pierre Lambin for his book “Une écologie du Bonheur” (Happy Ecology) published by Le Pommier. The 2010 Student Solidarity Award was won by three associations: “Mission Potosi,” an ESSEC association, for its project to assist Bolivian women in creating micro-companies; FAGE, a network of 2,000 student associations in French schools and universities, for its solidarity grocery store project aimed at poor students; and “Un stage, et après?” (An internship and then what?), a Science Po Paris association, aimed at helping junior and senior high school students from low-income suburbs make contact with companies.

In 2010, the network of Veoliaforce volunteer employees, which joined the Foundation in 2008, took part in several emergency humanitarian operations involving French and foreign volunteers.

Back to Contents

First and foremost in Haiti, where immediately after the earthquake in January 2010, over 30 volunteers helped in the field alongside Red Cross and Action Against Hunger emergency response teams. Over 35 tons of emergency equipment were transported on-site and more than 270,000 people were provided with drinking water thanks to the combined action of the Veolia Foundation and its partners. Today, the teams seek to continue their actions, helping local populations progressively achieve autonomy. The Foundation recently sent several experts to assist the French Red Cross in their efforts to halt the cholera epidemic which broke out mid-October.

The French Red Cross called on Veoliaforce to provide drinking water urgently to several refugee camps in the Central African Republic, in a region south of Bangui, along the Oubangui River, the natural border in the south of the country. A multi-ethnic conflict in the Democratic Republic of Congo sparked massive population movements, with between 80,000 and 100,000 people fleeing to Congo Brazzaville and the Central African Republic.

Following violent flooding in Pakistan this summer, Veoliaforce provided assistance to several of its partners. In Larkana, a city in Sindh province in the south of the country, it installed with Première Urgence a treatment plant supplying drinking water to over 30,000 people. In Penjab province, it equipped a French Red Cross mobile health center, providing medical assistance to disaster victims in the city of Multan.

In Kirghizstan, after inter-ethnic tension between people of Kirghiz and Ouzbek origin claimed numerous lives and displaced hundreds of thousands of individuals, Veoliaforce worked together with the NGO Acted to provide the camps setup around the city of Osh, in the south of the country, with access to water.

In addition, several technical assistance and development project follow-up missions were performed in Africa (in Mali, the Democratic Republic of Congo, Benin and Cameroon), as well as in India and Moldavia.

In Nigeria, the expertise and recommendations of our volunteers will allow UNICEF and its partner, the Blacksmith Institute NGO, to efficiently and sustainably decontaminate the topsoil of several villages in the Zamfara region, in the north of the country, where uncontrolled exploitation of open-air gold mines has polluted the ground and already led to the death of several hundred children.

At the same time, the Foundation continues to train volunteer outside France. In Chengdu, in China, 40 Veolia Water and Veolia Water Solutions & Technologies volunteers from eight countries in the region (China, Taiwan, New Zealand, South Korea, Malaysia, Australia, Singapore and Japan) learned to use emergency equipment and in particular the Aquaforce 5 000, enabling them to act rapidly in the event of a humanitarian disaster in Asia.

Similarly, in Ecuador, 30 employees of Interagua, a subsidiary of Proactiva, were trained in emergency intervention techniques and are now ready to act within Veoliaforce in South America.

During 2010, Veoliaforce mobilized in this way the expertise of Group employee volunteers, who spent over 1,300 days in the field.

The Veolia Environnement Institute: a Scientific Approach Dedicated to Prospective Tools for the Environment and Sustainable Development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources and the commitment of all stakeholders at the local, national and international level. This strong conviction led us to create the Veolia Environnement Institute (VEI) in 2001, to encourage forward-looking analysis of central themes: economic dimension of the environment, the link between health and the environment, climate change and lifestyles and the challenges of urban growth, society and the environment. This is achieved through exchanges with the academic world and civil society in order to develop autonomous scientific expertise to support our long-term vision and improve our ability to plan ahead. Through its work, VEI sheds light on the challenges that will mark the provision of environmental services over the coming decades.

Back to Contents

Through its Foresight Committee, comprised entirely of individuals of international reputation and standing, VEI benefits from the contribution of leading outside expertise on different key subjects (including climate science, public health, the economy and human sciences) while remaining firmly anchored in the daily realities of Veolia Environnement’s different businesses. This dual capability represents both the originality and the strength of VEI, which intends to be a leading figure in the main environmental debates and issues of the 21st century. For this purpose, the Institute calls on a network of multidisciplinary experts thereby collecting the most relevant ideas on global trends.

In 2010, VEI strengthened its international network of academic partners and developed its program of forward-looking and other studies focusing on urban issues. The actions implemented aim to capitalize on the results of completed programs and thereby contribute to current discussions and reviews (inclusion of the results of the comparative study of carbon inventory tools of European cities, in WRI, UNEP and UNO-Habitat recommendations). In addition, they allow new issues specific to developing cities to be considered.

Accordingly, a new initiative with TERI (India), IDDRI (France), Veolia Transport and TRL (United Kingdom) was entitled “the future of carbon financing schemes for sustainable transport: Mumbai paves the way.” This work, based on the case study of the first Mumbai metro line, focused on identifying the access barriers faced by developing cities when seeking comprehensive international funding for their integrated transportation projects and promoting solutions. After a launch meeting in September 2010 in Mumbai, India, in the presence of the city’s Additional Transportation Commissioner, the project was transferred to a much larger arena with a dedicated event during the United Nations Framework Convention on Climate Change (UNFCCC), in Cancun, Mexico, on December 10, 2010.

At the same time, VEI continued its innovative scientific publication policy with two e-journals: SAPIENS (Surveys and Perspectives Integrating Environment and Society), a multidisciplinary review publishing articles from top specialists in order to set forth recent advances in the field of sustainable development and FACTS Reports, a journal dedicated to field work, which seeks to collect, circulate and capitalize on the knowledge and good practices of people in the field (NGOs, international organizations, etc.). In 2010, the publication of two special issues and the signature of new publishing partnerships enabled a larger number of disciplines to be covered, new communities to be reached and, thereby, the circulation and impact of the review to be improved.

The Veolia Environnement Institute also organizes a program of conferences on future environmental trends. Following the organization of the 5th “Trade, urbanization and the environment” conference in 2009 in Beijing, VEI launched a series of post-conference workshops in 2010 to continue the dialogue and strengthen ties with its Chinese partners in Beijing University, the Environment and Trade Ministries and the National Commission for Reform and Development. To this end, VEI calls on a group of academic and institutional experts. These meetings sought to bring together approximately 15 Chinese and international participants, to discuss their analysis of major issues for the development of China. The issues chosen were “Carbon tax” with an introduction by Ming Su from the Chinese Ministry of Finance, Research Institute for Fiscal Science; “Poverty and the environment,” with an introduction by Zhong Wu from the International Poverty Reduction Center in China; and “Sustainable cities, with an introduction by Bharat Dahiya from UNO-Habitat. At the same time, VEI is preparing its 6th Conference jointly with the French Development Agency (Agence Française de Développement, AFD), to be held in Paris on June 27 and 28, 2011. The focus of this event will be “Reconciling poverty eradication and quality of the environment: what are the innovative solutions?.” The AFD is the financial institution at the heart of the French public assistance system in favor of poor countries. Together, AFD and VEI decided to associate their respective expertise to offer a high-level international forum, bringing together decision-makers, major international institutions, NGOs, scientists and companies active in the development sector. Christine Lagarde, the French Minister for the Economy, Finance and Industry, Amartya Sen, a Harvard University economist, Ismaïl Serageldin, Director of the Alexandria Library and Bjorn Stigson, President of the World Business Council for Sustainable Development, have already confirmed their participation. This conference is consistent with the international agenda, as it will take place midway between the UN Summit on the Millennium Development Goals held in New York in September 2010 and the Rio+20 Earth Summit in 2012. In addition, the issues covered will also reflect the priorities of the French presidency of the G8 and G20 in 2011.

Back to Contents

Together, the work undertaken by VEI forms a discussion platform for exchanges on major environmental, economic and social issues that will be called on to satisfy the demands of civil society.

At the date of filing of this annual report on Form 20-F, the VEI Foresight Committee had seven members: Hélène Ahrweiler, historian, President of the University of Europe and a social and human sciences expert advisor to UNESCO, Harvey Fineberg, President of the United States Institute of Medicine, Philippe Kourilsky, biologist, member of the Academy of Sciences and professor at the Collège de France, Pierre Marc Johnson, lawyer and physician and former prime minister of Quebec, a specialist in major environment challenges, Rajendra K. Pachauri, President of GIEC, 2007 Nobel Peace prize laureate and Director-General of TERI, Mamphela Ramphele, physician and anthropologist, former President of the University of Cape Town and former Director-General of the International Bank for Reconstruction and Development and Amartya Sen, economist,1998 Nobel prize laureate and professor of economics and philosophy at Harvard University.

Environmental Information (Information Regarding Article 116 of the French NRE Law)

As a specialist in environmental management services, we are naturally concerned about the environmental consequences of our businesses, both in France and worldwide. In this respect, we consistently endeavor to comply with applicable regulations, to meet the needs and demands of our customers and to optimize the techniques we implement.

Pursuant to the provisions of the NRE Law (law no. 2001-420 of May 15, 2001) and in addition to the description of our businesses (see Item 4. “Information on the Company”) and the Consolidated Financial Statements (see Item 5. “Operating and Financial Review and Prospects” and Item 18. “Financial Statements”), we consider it appropriate to highlight below some of the more significant environmental actions that we have undertaken without any regulatory or contractual obligation to do so. For further information on our sustainable development policy and actions, the information below should be read together with our 2010 Sustainable Development Report (which is available on our website, www.veolia.com, and is not incorporated by reference herein).

Use of Water Resources, Raw Materials and Energy, Measures Implemented to Improve Energy Efficiency and the Use of Renewable Energies, Conditions of Use of Ground Soil, Air, Water and Soil Pollution, Noise and Olfactory Pollution and Waste

Water

Use of Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our customers. In this respect, the progressive roll-out of our environmental management system provides, in particular, for the monitoring of the quality of water for human consumption and water consumption in all of our activities. Action plans reflect two primary concerns: increased monitoring of the health quality of water intended for human consumption and the control of leaks in cold water distribution networks (raw or treated). During 2004, Veolia Environnement installed an indicator to monitor the quality and compliance with regulatory standards of its drinking water. Our industrial water consumption (water consumption for the requirements of its activities) totaled 562.2 million cubic meters in 2010. Climate change in certain regions of the world heightens stress on water resources. To help preserve water resources, Veolia Environnement offers a wide range of solutions from optimizing existing resources (resource monitoring, long-term management of abstraction, reasoned use of resources) and protecting resources (identification of chronic sources of damage to resources, prevention of accidental pollution, establishment and supervision of protected areas), to developing alternative resources (re-use of water, recharging groundwater, sea water desalination). These developments are conducted in close association with local authorities, regulatory bodies and the scientific community.

Back to Contents

Water pollution

•

98% of Veolia Propreté’s landfill sites are equipped with treatment stations for leachate (water that percolates through stored waste).

•

Our wastewater treatment efficiency in BOD5*, measured at biological treatment stations with a capacity greater than 50,000 inhabitant equivalents, reached 92.8% in 2010.

Energy efficiency and the use of renewable energies

Veolia Environnement contributes to the reduction of primarily energy consumption. Dalkia optimizes energy management for more than 119,600 energy installations worldwide, from urban heating networks to housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations focuses on operating and maintenance quality and their modernization.

Heating networks that offer optimized energy performances by concentrating production on a single site and involving co–generation (the simultaneous production of thermal energy and electricity) represent strong growth areas for Dalkia. Efforts in the renewable energy field affect all of the Group’s businesses. Veolia Environnement is not only developing biomass, geothermal and solar energy offerings, but is also capturing energy from incineration plants and biogas from landfill sites.

Veolia Transport continues to provide environmental performance training to its drivers, with as a result not only enhanced passenger comfort and reduced polluting emissions, but also significant fuel savings.

Our total energy consumption amounted to 172.48 million MWh in 2010, as a result of the development of the Group’s activities.

Use of Soils

In 2003, Veolia Environnement integrated all activities relating to the treatment and recovery of sludge within a single entity, SEDE Environment. As a result, Veolia Environnement has a precise, global and integrated overview of sludge management options, allowing it to optimize its agricultural recovery in particular.

Veolia Environnement continues its efforts to manage the quality of waste in sewage networks and acts upstream to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through its Actipol method). Veolia Eau has finalized certification guidelines defining requirements applicable to wastewater treatment systems for the production of quality sludge to be used in agriculture. Downstream, Veolia Environnement promotes the agricultural recovery of sludge through composting and engages an independent certifying body to audit its composting and agricultural recovery networks.

This recovery is conducted in conjunction with the agricultural recovery of the fermentable fraction of household waste. The Group produced 1,129.8 thousand tons of compost in 2010 and 47% of sludge produced was used in agricultural activities. The Group has initiated a quality enhancement program for organic material produced from organic waste and a program to assess its agricultural impact (the Quali-Agro program led by CRPE – our center for research for environmental and energy services - in coordination with INRA). The Group is also active in the rehabilitation of polluted soils. Using several processes, including thermal absorption, Veolia Propreté processes almost all the pollutants present in the soil at industrial sites.

*   Five-day biochemical oxygen demand.

Back to Contents

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

Measuring the production and emission of methane at waste landfill sites is an uncertain process (a variety of national and international methods currently exist). Within this context, the Group decided to further its knowledge of measuring methods, notably through participating in working groups organized by international authorities (WBCSD and WRI). Work on elaborating and attempting to reconcile the different methods led to the identification of a single method, which serves as a benchmark for all Veolia Propreté sites and enables uniform and comparable reporting.

Veolia Propreté continues to implement and optimize biogas collection systems at its landfill sites. 98 waste* landfill sites for which the Group controls investment are equipped with biogas collection and processing systems. In 2010, Group efforts contributed to a total decrease in emissions of 27.5 million tons of CO2.

In general, the Group contributed to a reduction in greenhouse gas emissions, firstly by reducing its direct emissions and secondly by avoiding emissions which would have occurred without the intervention of our businesses. Direct emissions (including biogas generated at landfill sites) and indirect emissions (linked to energy use and heating purchases) at sites managed by the Group in 2010 amounted to 47.4 million tons of CO2 (carbon dioxide) equivalent, due to the development of the Group’s businesses. Furthermore, the Group actively participates in the flexibility mechanisms outlined in the Kyoto protocol, which came into force on February 16, 2005. See “Environmental Regulation, Policies and Compliance” above.

Other Emissions

The Group is committed to reducing its emissions below regulatory requirements by (i) improving the treatment of air emissions and developing better technologies (treatment of incineration smoke by Veolia Propreté, reduction in vehicle emissions by Veolia Transport, low NOX -emission combustion technologies in Dalkia) and (ii) reducing consumption and encouraging the use of cleaner fuels (low-sulfur fuel oil and coal, natural gas, LNG for combustion installations and vehicles and hybrid electric or bi-modal vehicles).

Installations, and primarily incineration installations, operated by Veolia Environnement mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust. Emissions of SOX from waste incineration units (hazardous and non-hazardous waste) amounted to approximately 87 grams per ton of incinerated waste in 2010 as a result of our growth by acquisition of new installations whose performance is still in the process of being optimized.

Veolia Transport continues its efforts to reduce polluting emissions (CO, HC, particles) from its fleet of passenger vehicles. A benchmark was defined, corresponding to 80% of the 2008 bus and coach fleet. Emission reduction targets were set for the end of 2011: 5% for carbon monoxide unit emissions (CO), 24% for hydrocarbons (HC) and 27% for particles, after adjustment of the targets set as of March 31, 2010. To this end, the Veolia Transport network vehicle pool is gradually being brought into compliance with the “EURO 5” standard as vehicles are replaced. This standard imposes even stricter requirements with respect to reducing polluting emissions than the “EURO 4” standard, applicable since 2006. Further, Veolia Transport is committed, as part of its environmental management system, to lowering its polluting emissions on a like-for-like basis and is preparing for new standards by testing and experimenting emission reduction systems (polluting emissions and greenhouse gases) which will subsequently be marketed, thereby reaffirming its role as expert and advisor to customer public authorities.

*   Non-hazardous waste (excluding inert waste).

Back to Contents

In France, Veolia Transport is pursuing research, in partnership with ADEME, into identifying and assessing the market systems best able to reduce NOX emissions by its bus and coach fleet.

With regards to NOX emissions, over the last few years Dalkia has carried out an evaluation program covering available technologies (low emissions fuel oil, recycling of fumes, air terracing, combustion modeling, etc.).

Veolia Propreté developed a semi-permanent dioxin emission control method during waste incineration, allowing for control of the flow of pollutants emitted throughout the year. Veolia Environnement offers this reliable and efficient measurement technique to all its customers.

Noise and Olfactory Pollution

Veolia Environnement has also developed new processing and storage techniques for odors, particularly in wastewater treatment plants and waste landfill sites. Veolia Environnement also uses new and more silent technologies in some of its installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations and transport vehicles.

Preserving Biological Balance, Natural Environments and Protected Animals and Plants

Veolia Environnement integrated the protection of biodiversity into the first undertaking of its Sustainable Development Charter and since 2004 has developed an approach based on the nature of business impacts and the implementation of integrated management into the Environmental Management System.

To identify its impact, the Group calls on an internal expert who is primarily responsible for analyzing biological tools used to evaluate the ecological state of marine and land life. Moreover, the Group works with a number of universities and institutions in order to further its knowledge through innovative research programs covering the interaction of its activities and the functioning of ecosystems (see “Environmental Regulation, Policies and Compliance” above).

In order to improve the structure of its policies, the Group is currently working on defining a methodology enabling sites to carry out their own biodiversity appraisals and to implement appropriate action plans (see “Environmental Regulation, Policies and Compliance” above).

In France, numerous activities fall under the control of either the ICPE regime (Facilities Classified for Environmental Protection) or its equivalent. Therefore, all business development is conducted in tandem with the preparation of environmental impact studies comprising a highly detailed section on animal and plant life. The management of these impacts is, accordingly, a constant concern for the operating staff of our different businesses (waste processing, decontamination stations, combustion facilities, rolling stock depots, etc.).

Environmental Evaluation or Certification

Our activities have been subject to environmental certification, both external (ISO) and internal, for some time. In 2008, based on a wider scope of application encompassing Veolia Propreté’s waste collection and cleaning businesses, we undertook to implement an Environmental Management system in 85% of relevant activities by the end of 2011. In addition, we strengthened our internal environmental management requirements in 2009. Subject to the circumstances of each of the entities concerned, this voluntary approach leads to the general application of ISO 14001 certification standards. Some 26,086 Veolia Environnement sites are currently ISO 14001 certified.

Back to Contents

Compliance with Applicable Legislation and Regulations

Our Environmental Management system includes, among other things, an environmental audit program that allows us to monitor the regulatory compliance of sites, as well as compliance with contractual obligations and Group standards. We have defined a general framework to ensure the consistency of the audit systems developed by our Divisions, each of which remains responsible for the definition and implementation of its own system. Based on this definition, by the end of 2011, we aim to have an environmental assessment rate of 95% for “priority installations” in the preceding five years. In 2010, the number of priority installations increased by 1% and the assessment rate was 85%.

Priority sites are drinking water production sites with a capacity of over 10,000 m3/day and urban wastewater treatment plant with a capacity of over 50,000 eH, waste landfill sites (excluding inert waste), physico-chemical waste processing plants, hazardous waste recycling plants, Dalkia combustion installations with a thermal output greater than 20 MW and certain Veolia Transport transportation centers (sites with a fixed fuel installation of over 80,000 liters or managing or receiving over 120 vehicles at least once a year or with a compression station of over 200kW). These facilities are the most sensitive to environmental impacts.

Expenses Incurred to Preserve the Environment from the Impact of Our Businesses

Given the nature of our services, a large majority of our expenditures and investments have a direct impact on the environment. Our industrial investments amounted to €2,108 million in 2010 (see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Investing Activities” below) and includes growth and compliance investments. We invested in employee training, certification programs and the implementation of the Environmental Management system. Our Research and Development budget was also renewed (see Note 19 in our Consolidated Financial Statements contained in Item 18, below).

We are implementing a selective investment policy while preserving industrial investments or investments called for by contractual commitments. The decrease in investments primarily concerns the Transportation Division.

Internal Environmental Management Services, Training and Information for Employees on the Environment, Methods for Reducing Environmental Risks and the Structure Implemented to Handle Accidents with an Impact Beyond the Confines of the Company

In addition to the measures described above for the reduction of environmental risks, such as research and development or employee training, we have set up a Sustainable Development Department. One of this department’s roles is the roll-out and management of the Environmental Management System, thereby encouraging consistent objectives and actions among the Divisions as well as information sharing and best practices. It heads an Environmental Management Committee, comprised of representatives of all our Divisions and representatives from the Sustainable Development Department. An Environmental Steering Committee, chaired by the General Secretary of the Group and led by the Sustainable Development Department, comprising an Executive Committee member from each Division and representatives from various departments (particularly the Legal, Risk and R&D departments), was formed to approve the strategic cap adopted for environmental management and report annually to our Executive Committee.

In addition, our Risk Department is responsible for identifying and assessing Group risks and ensuring they are under control. It relies in particular on the work of our Risk Committee.

We have also implemented a warning procedure and a crisis management procedure, including for environmental issues. In particular, this encompasses Group Division on-call and alert systems at national and international levels, enabling any necessary measures to be taken on a timely basis and at an appropriate level.

Provisions and Guarantees for Environmental Risks

As of December 31, 2010, provisions for site closure and post-closure costs (encompassing provisions for site restoration, the dismantling of installations and environmental risks) totaled €715.2 million.

Back to Contents

International Environmental Targets

The roll-out of the Environmental Management system described above continued in 2010 and now covers 81% of revenue of relevant activities.

Insurance

Objectives of Insurance Procurement Policy

Our Group’s insurance procurement policy, for all of our Divisions, has the following objectives:

•

subscribing common insurance policies to implement a coherent risk transfer and coverage policy designed to maximize economies of scale, while taking into account the specific characteristics of our businesses and legal or contractual constraints; and

•

optimizing thresholds and the means for accessing the insurance or reinsurance markets through use of appropriate deductibles.

Implementation of the Insurance Procurement Policy

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

The main actions undertaken in 2010 primarily concerned:

•

the continuation of efforts to identify, prevent and protect against risks, in particular through a rating system corresponding to the “property damage and business interruption” risk profile of our most important facilities throughout the world;

•

the ongoing roll-out of Group programs; and

•

the organization of broker services for the placement and administration of Group insurance programs.

Back to Contents

Main Group Insurance Policies

General Liability

The general third-party liability and environmental damage program was renegotiated on July 1, 2008, for the whole world (excluding the U.S. and Canada) for a period of three years. Initial coverage of up to €100 million per claim and per year was subscribed. In the U.S. and Canada, several contracts cover third-party liability and environmental damage for Group subsidiaries, up to a maximum of US$50 million per claim and per year.

For all Group subsidiaries worldwide, an insurance program provides excess coverage of up to €400 million per claim and per year, in addition to the basic coverage of €100 million outside the U.S. and Canada, and of €450 million in excess coverage over and above the basic coverage of US$50 million in the U.S. and Canada. This program encompasses liability resulting from environmental damage sustained by third parties as a result of a sudden and accidental event.

Third-party liability coverage for terrorist acts is included in the general liability program set-up for three years on July 1, 2008, with coverage of up to €150 million per claim and per year, excluding the U.S. and Canada. Coverage for the U.S. and Canada is €100 million per claim and per year, in addition to coverage of US$50 million.

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

Self-Insurance and Retained Risks

For any insured claim or loss, Veolia Environnement remains liable for the deductible amount set out in the policy. This amount may range from several thousand euros to more than one million euros.

Our self-insurance system is entirely based on our reinsurance subsidiary, Veolia Environnement Services-Ré, which retains self-insured risk of €1.5 million per claim for the coverage of third-party liability risk and €2.5 million per claim for the coverage of property damage risk and resulting financial losses.

For both property damage and third-party liability, Veolia Environnement Services-Ré has set-up reinsurance policies to limit our exposure to frequent risks (“stop loss”-type contracts).

The insurance policy described above is constantly changing in response to the ongoing appraisal of risks, market conditions and available insurance capacity. Veolia Environnement ensures that the main accidental and operating risks brought to our attention are covered by the insurance markets, when insurance is available on the market and it is economically feasible to do so.

Back to Contents

ORGANIZATIONAL STRUCTURE

Our Company is divided into four operating Divisions corresponding to each of our four business segments and a number of centralized corporate departments that lead and coordinate the actions of teams present in each of the four operating Divisions. We believe that this organizational structure encourages the coherent development of our Group by reinforcing our identity, maintaining solidarity and cohesion, favoring economies of scale and encouraging professionalism through the sharing of best practices.

See Item 4. “Information on the Company — History and Development of the Company” for a description of the history of the creation of our organizational structure.

PROPERTY, PLANT AND EQUIPMENT

We use various assets and equipment for the conduct of our activities, over which we exercise extremely diverse rights.

The total gross value of our non-current assets (excluding other intangible assets) as of December 31, 2010 was €32,658 million (net value of €19,500 million as of December 31, 2010, representing 38% of total consolidated assets), compared to €30,824 million as of December 31, 2009 (net value of €18,659 million).

We provide public interest services (distribution of drinking water and heat, public transportation networks, household waste collection, etc.) to communities, under concession contracts, in return for the payment of services rendered. We usually manage these collective services (also referred to as general interest services, general economic interest services and public services) under contracts entered into at the request of public entities that maintain the control of the assets used to perform such collective services. Concession arrangements are characterized by the transfer of operating rights for a fixed term, under the supervision of a public authority and are performed using special-purpose installations built by Veolia Environnement or that are placed at its disposal either free of charge or for consideration. Installations normally consist of pipelines, water treatment and purification plants, pumps, etc. in the Water Division, incineration plants in the Environmental Services Division, and urban heating networks and heating and co-generation plants in the Energy Services Division.

We are usually contractually bound to maintain and repair installation assets managed under public service contracts. When necessary, related repair and maintenance costs are provided for in contractual commitments in the event of delays in the performance of work. The nature and extent of our rights and obligations under these different contracts vary by the type of public service rendered by the different Group businesses.

Under outsourcing contracts with industrial clients, BOT (Build, Operate, Transfer) contracts, or incineration or cogeneration contracts, the Group may grant customers the right to use a group of assets in return for rent included in the total contract remuneration. Pursuant to IFRIC 4, we thus become a lessor with respect to these customers. The corresponding assets are therefore recorded in the consolidated balance sheet as operating financial assets.

The Group is also the outright owner of industrial installations, in particular for activities undertaken outside comprehensive contracts in the Environmental Services Division (landfill sites and special waste processing plants), the Energy Services Division (co-generation plants) and the Transportation Division (buses, boats and trains). These assets are classified in the consolidated balance sheet as property, plant and equipment. Veolia Environnement property, plant and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs.

There are relatively few real estate assets legally owned by the Group without any retrocession obligations. When possible, we do not own our office buildings. We rent a building located at 36/38 avenue Kleber, 75116 Paris, France, that we use as our corporate headquarters.

Finally, assets purchased under finance leases fall into all three asset categories detailed above and represented a net amount of €712 million as of December 31, 2010 (see Note 17 to the Consolidated Financial Statements contained in Item 18. below).

Back to Contents

The main insurance policies subscribed by the Company are described in the Insurance section above.

Environmental issues may also influence the Company’s use of property, plant and equipment, as detailed under “Environmental Regulation, Policies and Compliance” above.

RESEARCH AND DEVELOPMENT (R&D)

Our activities are at the crossroads of several major challenges facing the modern world: demographic explosion and urbanization, access to water, fighting climatic change. The solution to these challenges requires a global industrial and technological approach. This transversal approach lies at the core of our Research and Innovation (R&I) strategy.

Using only today’s technologies, these challenges cannot be met. It is therefore by focusing fully on the inventive-capacity of our research teams that we plan to rise to the environmental challenge and propose innovative solutions at an affordable cost.

The four-pronged approach of the R&I department comprises: (i) managing and preserving resources, (ii) limiting the impact on the environment, (iii) improving the quality of life of populations and (iv) developing renewable energies sources. Fighting against climate change also occupies a leading place in this framework. Research efforts are concentrated on optimizing energy consumption at our installations, developing alternative energy sources (bioenergies, biomass, waste-to-energy, alternative fuels), the desalination of sea water and the improvement of treatment processes, the prevention of Legionnaires’ disease, the recycling and recovery of waste and the optimization of urban transportation.

In each of these areas, our know-how and technologies are complementary. This is the case, for example, in the areas of sludge, biomass, biofuels, and prevention of Legionnaires’ disease and the treatment of industrial effluents.

In addition, by mobilizing a network of international experts and implementing research programs at test sites around the world, we benefit from solutions to specific local problems and contexts that may be applied to other regions of the world.

The Organization of Research and Innovation Activities

The organization of R&I activities seeks to break down barriers between research units and pool resources across transversal subjects. The scientific and technical teams of the four Divisions now report directly to a single management structure comprising seven departments representing our Group’s main disciplines. Therefore, water and waste biologists work together directly. By organizing its teams by area of expertise, the R&I Department encourages new synergies and is better placed to develop outside partnerships.

Our different activities are increasingly integrated (for example: water and waste, waste and energy, energy and transportation, etc.) leading to the implementation of a more unified approach to methods and the organization of research teams: improved information sharing, pooling of expertise, creation of transversal programs.

Organized into eight areas, the research programs reflect the eight major technological challenges facing our Group: bioresources, drinking water, wastewater, waste collection, sorting and recovery, sustainable building and city management, energy efficiency and transportation.

These programs are carried out in a spirit of innovation, in close conjunction with the Divisions. This synergy and openness strengthens our ability to respond to the current and future challenges we face. In addition, to give our experts sufficient time to concentrate on scientific aspects, a programs department is responsible for defining lines of research, monitoring each project and ensuring the roll-out of innovations in the field.

Back to Contents

At the same time, the research system was strengthened both upstream and downstream, with the creation of a Watch and Innovation Department as part of the new organizational structure. This department is primarily charged with identifying new inventions in each Division and promoting them within our Group. More generally, it is responsible for identifying innovations around the world, likely to be developed and integrated into our activities. This organizational structure aims for greater efficiency in the selection of research topics and in matching them with our businesses.

Each innovative solution must therefore lead to the creation of new services or an improvement in the quality of existing services: increased efficiency, yield, or reliability or decreasing impacts and costs. By intensifying its technology integration role, research activities also strengthen the difference between our offerings and those of the competition. We consider that our R&I activities form an important distinguishing factor which is meant to be an integral part of our commercial presence and strengthen our competitive position.

Research and Innovation Resources

Our research activities are overseen by Veolia Environnement Recherche et Innovation (VERI). In 2010, these R&I activities involved nearly 900 experts worldwide (including 450 researchers and 450 on-site developers), with a total budget of approximately €87.4 million.

VERI works on behalf of all Group Divisions, as their needs are similar. In particular, all seek to solve environmental and health problems with the support of numerous tools, such as modeling and chemical and bacteriological analysis. In this way, VERI helps ensure better consistency of R&D activities with our strategy.

We have four main research centers in France in Rueil-Malmaison, Maisons-Laffitte, Limay and Saint-Maurice, which operate in a network and were merged within VERI this year. By simplifying our structures, we should achieve further efficiency gains. The centers work with related units and correspondents in France and abroad.

An International Network of Research and Innovation Officers

In 2003, we set up an international network of R&I officers, to identify innovation needs in each region of the world and communicate research work. Certain research centers abroad have acquired specialized expertise and have partnered with centers in France. These research units have become showcases for our technological expertise. Locally, the Research & Innovation department provides the four Group Divisions with a competitive advantage, by adapting their offerings to the specific requirements of each market. Globally, it groups together initiatives identified around the world in a pool of knowledge, enabling constant improvements in our know-how and the identification of future business trends.

The management of water resources, the availability and quality of which can vary significantly, is a typical example of an area where innovation by the Research department enables technological solutions adapted to each local context to be proposed. In Germany, the Berlin Research Center (KWB) is working on hybrid solutions associating the natural environment (lake embankments) and technology (ozonation) for the production of drinking water or the refining of treated wastewater. In Australia, the Research unit is testing different procedures for optimizing the re-use of wastewater and desalination in response to water stress. In Milwaukee in the United States, the development of a Water Impact Index (Wii) enables a comprehensive assessment of the impact of city operations on water resources and the definition of action plans aimed at minimizing environmental pressure. In China, the majority of surface water is heavily polluted by industrial waste. The Research department recently joined forces with a leading Chinese university, the University of Tsinghua, to open a joint research centre and work on the treatment of this industrial effluent.

Innovation, is also improving existing solutions where this is preferable to their replacement. In Central Europe for example, where most heating requirements are met by coal boilers, work by the Research department contributes to the replacement of an increasing percentage of this fossil fuel by biomass, improving the carbon footprint of operations. In Germany, where solid recovered fuels (SRF) are booming, researchers have developed a measurement tool enabling a more detailed assessment of waste deposits for the production of SRF.

Back to Contents

The Research department relies on its foreign units and has developed a network of over 200 international partners in order to stay tuned to emerging markets and technologies. In Israel, for example, it has formed a partnership with the Ruppin Institute in order to benefit from its expertise in genetics and marine biology. In Sweden, it joined with Anox-Kaldnes, now a subsidiary of our Group, to perfect a bio-polymer producing wastewater treatment plant. In the United States, the Research department is working with Californian companies and start-ups to bring into service quick-charge electric buses.

Innovation: a Proven Approach

Our research teams seek to provide innovative practical solutions within their areas of expertise, to improve the competitiveness of our Group. R&I is carried out as part of a tried-and-tested approach enabling technological risks to be controlled and enabling rapid progress and the creation of successful commercial applications that are both reliable and effective. The main steps in the innovation process are:

•

strict monitoring of regulations and technology, as well as the competition that enables us to foresee future needs and launch new research programs as quickly as possible;

•

laboratory or field tests to verify the feasibility of the research. At this stage, analytical modeling(1) may be carried out, depending on the circumstances (i.e., exploring functionality while containing costs);

•

if the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology; and

•

the next phase is the development of a pre-industrial unit to be installed at an appropriate site and operated by personnel.

At each step in the innovation process, the collaboration of various parties (research teams, university or private laboratories) is necessary and determines the successful outcome of the research project.

Our R&I teams are part of a network of researchers. They forge links with basic research teams, each drawing benefit from the expertise of colleagues. While this collaboration enriches the knowledge of our R&I department and keeps it informed of recent developments, it also provides effective outlets for scientific progress and feedback to our partners. R&I teams also work with several top universities and participate in research programs led by national and international institutions. They also share their technological knowledge with industrial players.

Main Research & Innovation Challenges Facing Veolia Environnement

The four main challenges at the core of our current Research and Innovation are:

1.

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

(1)   At each step of the innovation process, researchers implement sophisticated tools, such as digital fluid mechanics. This technology enables researchers to simulate the operation of installations and test a larger number of scenarios to improve efficiency. Over a shorter period, such software enables researchers to optimize test protocols for process development.

Back to Contents

2.

Limiting environmental impacts

The improvement of treatment techniques for industrial effluents and hazardous waste makes it possible to limit the dispersion of pollutants in the environment and better respect biodiversity and public health. As a global reference in environmental services, we must set the example with regards to reducing the impact of our activities. Current efforts are therefore focused on reducing discharges from our facilities, decreasing noise and olfactory pollution and developing even cleaner means of transportation.

3.

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

4.

Developing alternative energy sources

As carbon dioxide emissions continue to exceed the absorption capacity of the biosphere, the production of substitute fuels and biofuels, the recovery of biomass as energy, the development of industrial applications for fuel cells and the optimization of the performance of Group waste incineration plants help limit greenhouse gas emissions. These measures also help respond to the increasing global demand for energy and address the depletion of fossil fuel reserves by replacing them with clean energies.

A large majority of our research programs contribute to reducing greenhouse gas emissions, bearing witness to the Group’s strong commitment to fighting climate change. Current processes seek to eliminate greenhouse gas emissions or, where this is not possible, reduce emission levels. To this end, R&I activities focus primarily on reducing emissions, improving processes and energetic efficiency and exploiting more renewable energy sources. At the same time, the Group is striving to implement processes to capture, store and recover CO2 and foresee future constraints relating to climate change.

Improvements in 2010

Launch of Veolia Innovation Accelerator program

In order to strengthen our cooperation with the best start-ups, Veolia Environnement launched an ambitious program in February 2010 entitled Veolia Innovation Accelerator. Our objective is to systematically detect all innovative ideas which could produce high-performing environmental solutions and our priority target is start-ups and investors in the ecotechnology sector around the world. This program was launched in San Francisco in February 2010. For the solutions selected, the Group offers start-ups:

•

access to Group research resources;

•

prototype testing of the innovations; and

•

assistance with the roll-out of innovations in the field.

A space was created on our website for exchanging with start-ups and a reactive timeline was implemented for answering queries.

Back to Contents

A “Smart-grid” Development Project Led by Veolia Environnement

Selected as part of the first “future investments program” announced by the French Prime Minister, François Fillon, on December 6, 2010, the “Réflexe” project (Réponse de Flexibilité Electrique, Electrical Flexibility Response) we are leading the development of smart grids and electric systems. It brings together the expertise of the Veolia Environnement, Alstom Power and Sagemcom Groups, the Atomic Energy Commission and the Supelec engineering school.

Smart Grids respond to a number of major challenges, including rethinking how electric systems work and adapting to reduced safety of supply margins, considerable peaks in electricity demand during peak periods, and the increased use of decentralized generation sources (renewable energies and storage units).The different elements of the system are linked not only by physical means such as high-, medium- and low-voltage lines, but also by virtual means such as smart meters and other communication devices.

Led by Veolia Environnement Research and Innovation, the Réflexe project consists of implementing a Smart Grid pilot during three and a half years in France’s Provence-Alpes-Côte d’Azur region. Its technical feasibility and advantages in terms of energy management and economic and environmental benefits will therefore be assessed on a relatively large scale.

The new electric grid will integrate many diverse and widespread sources of decentralized generation, storage and consumption. It will therefore have to manage considerable amounts of information in real time using a communication network in parallel.

As the link between electricity producers and consumers, “energy aggregators” will have the role of monitoring in real time all local installations in order to produce locally, store power and supply it to the grid as required.

These innovations will enable the connection of the various renewable energy sources to the grid (which was not previously the case), the better management of supply and demand, the management and storage of electricity and the integration of electric vehicles into the system.

The Réflexe project received the support of ADEME, the French environment and energy management agency, in October 2010.

Biomass Boilers: Total Performance Objective

Veolia Energie (Dalkia) currently operates around 135 biomass boilers in France (compared to only 55 in 2005), representing total power of 475 MW and a consumption of approximately 430,000 metric tons of biomass annually.

The advantages of biomass are numerous. It can be used to produce heat, cold and electricity. It provides urban heating networks with green energy. It has a neutral carbon footprint and its price is not affected by fluctuations in hydrocarbon and coal prices. It also encourages the creation of direct local jobs and numerous indirect jobs.

Our research department successfully anchored this sector in the long-term by enabling the secure use of all types of biomass with optimal efficiency. To achieve this, researchers took account of the entire biomass utilization chain in order to improve control: knowledge of fuels (quality, composition), assessment of fuels in the boiler, management of the best possible combustion, control and measurement of emissions and finally recovery of ash. The results obtained cover the entire utilization chain and ensure that we are well placed to serve urban heating networks fed by biomass boilers.

The creation of a database of around one hundred fuels has enabled the Group to significantly increase our knowledge in this area. Fuel optimization trials and the implementation of good practices have demonstrated that, depending on the configuration, thermal efficiency can be improved by 3 points. Finally, the combustion ash produced is now redirected towards the most adapted re-use sectors.

Back to Contents

This year, in partnership with Campus Veolia Environnement, nearly 60 operators were trained in optimal wood combustion management, the mechanisms leading to the formation of pollutants and good boiler setting practices, at the Limay thermal trials hall.

In the near future, a modeling tool will be developed to assess the environmental performance of the various biomass options (from collection to use in the boilers), together with a sensor made specifically for biomass installations to measure real time the efficiency of wood installations.

The Research Department and Veolia Water Unveil the Water Impact Index in the United States

The Water Impact Index, designed and implemented by Veolia Environnement Research & Innovation, is the first indicator enabling a comprehensive assessment of the impact of human activity on water resources. While previous tools concentrated solely on volumes, this index also takes account of other factors such as the quality of water (extracted and returned to the environment) and resource stress. Used for the first time in Milwaukee in July 2010, the study is accompanied by an analysis of the carbon footprint, which also enables the inclusion of resulting energy costs and various direct and indirect external factors. The Water Impact Index therefore provides decision-makers with an objective indicator of the comprehensive management of water in an urban environment.

Ecoliner, a Quick-Charge 100% Electric Bus

We recently inaugurated near Los Angeles (Foothill Transit network), the ECOLINER, a fully electric bus equipped with revolutionary technology enabling it to recharge 85% in 10 minutes without interrupting service. Thanks in particular to the research efforts of our Californian partners, the US transportation branch developed a lighter structure and a Lithium-Titanate technology battery with a nominal capacity of 71kWh. The vehicle’s performance will be monitored by Veolia Environnement research teams in close conjunction with the local operator. Other applications should follow elsewhere, including in Europe.

New Thermal Hall in Limay

The new test hall recently installed at the Limay research center will enable the energy recovery process to be tested for a wide range of biomass materials, waste and even sludge.

The new prototypes in this hall will enable us to better understand the reaction mechanisms and develop innovative procedures, particularly with respect to methanization, combustion and thermal drying and also further downstream with respect to the processing of smoke and carbon deposits in the boilers.

New Photovoltaic Test Platform in Limay

Covering approximately 5,000 square meters, the platform comprises test equipment for photovoltaic modules and systems. Connected to the electrical grid, this equipment will enable a number of media to be tested: fixed, mobile and integrated into the building and on the ground.

The benefits of this platform for the Group are numerous: assistance to operational teams (Technical and Project departments, Procurement departments) for technical, economic and environmental qualification; a platform for technological and scientific exchange with national and international players and finally an internal/external communication tool demonstrating our interest and expertise in the photovoltaic sector.

Back to Contents

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable.

Back to Contents

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operations should be read together with our Consolidated Financial Statements and related notes included at Item 18. Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as adopted by the European Union.

The following discussion also contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under Item 3. “Key Information – Risk Factors.” Our results may differ materially from those anticipated in the forward-looking statements. See “Forward-Looking Statements” at the beginning of this document for a more detailed discussion of the risks and uncertainties to which our results and financial condition are subject.

OVERVIEW

Major Developments in 2010

Overview

Our consolidated revenue for the year ended December 31, 2010 totaled €34,786.6 million, compared to €33,951.8 million in 2009, an increase of 2.5% (1.3% at constant consolidation scope and exchange rates). The return to growth began in the third quarter of 2010, and became more robust in the fourth quarter. Key factors in our revenue growth included the following:

•

substantial revenue growth in the Environmental Services Division compared to a distressed market environment in 2009 (+9.8% in Q4 following +9.1% in Q3, +7.3% in Q2 and +0.1% in Q1), primarily due to higher recycled raw material prices and more favorable volume trends, despite a commercial policy that remains selective;

•

second half growth in the Water Division (+4.3% in Q4 following +1.1% in Q3, -4.2% in Q2 and -7.6% in Q1), with a turnaround in construction work trends;

•

improved activity levels in the Energy Services Division, which benefited from a one-off contribution from the construction business and a favorable weather effect in the fourth quarter of 2010; and

•

the ramp-up of new contracts in the Transportation Division.

Conversely, our activities were penalized by the non-renewal in 2009 of certain major contracts, primarily in the Transportation Division but also in the Water Division, as well as the completion of significant international construction contracts in the Water Division (Marafiq, Fujairah and Ras Laffan in the Middle East).

Internal revenue growth in 2010 was 1.3% compared with 2009. In addition, net divestitures resulted in a 1.5% reduction of revenues, while foreign exchange rate variations increased revenues by 2.7%.

Operating income increased by €138.5 million, from €1,981.8 million in 2009 to €2,120.3 million in 2010, an increase of 7.0%, or 3.8% at constant exchange rates. The increase reflected growth of €140.2 million in adjusted operating cash flow (a performance measure that we describe below), from €3,513.6 million in 2009 to €3,653.8 million in 2010. This represented an increase of 4.0% from 2009 to 2010, primarily in the Environmental Services Division (up 10.4%) and in the Energy Services Division (up 13.4%).

Back to Contents

Commercial Overview

Our businesses benefitted from favorable market trends in 2010 and won or renewed several major contracts, as presented below:

Division	Month of Contract Signature	New / Renewal	Public authority or company and location	Contract term	Estimated cumulative revenue (in €)	Services provided
Water	May 2010	New	North Reunion Interdistrict Community (CINOR)	20 years	270 million	Concession arrangement to design, finance, build and operate the new wastewater treatment plant at Grand Prado, in the district of Sainte Marie
Water	June 2010	Renewal	SEDIF Water Authority for the Ile de France region – France	12 years	3 billion

Public sector delegation contract for the production and distribution of drinking water. SEDIF is the largest water authority in France and one of the largest in the world in terms of the volume of water distributed and the number of people served

Water	October 2010	New	Lille City Conurbation – France	4 years construction + 6 years operation	75 million for construction work and 28 million for operating activities	Contract to rebuild and operate the Marquette-Lez-Lille wastewater treatment plant, the largest such plant in the North of France
Environ-mental Services	September 2010	Renewal	Westminster – United Kingdom	7 years (+ extension option for a further 7 years)	298 million	Recycling and waste management contract
Environ-mental Services	July 2010	New	Staffordshire County – United Kingdom	25 years	1.1 billion	PFI (Private Finance Initiative) contract for the treatment and disposal of residual waste
Water & Environ-mental Services	October 2010	New	Hong Kong	37 months construction + 15 years operation	414 million for construction work and 20 million annually for operating activities	Contract won jointly by Veolia Eau and Veolia Propreté, to design, build and operate for a period of 15 years a state-of-the-art sludge treatment plant in Hong Kong

Conversely, the Water Division terminated its contract with the City of Indianapolis (United States) early. On October 20, 2010, the City of Indianapolis, Citizens Energy Group (CEG) and Veolia Eau agreed to the terms of the early termination of our management contract and the transfer of management activities from us to CEG, to which the City granted a water treatment concession. This agreement must be approved by the Indiana Utility Regulatory Commission (IURC). The date of effective transfer is not yet known as it is tied to the IURC authorization schedule. Pursuant to the agreement, it must be between March 31, 2011 and March 31, 2012, with September 2011 currently considered the most likely date. We will receive termination compensation of US$29 million (plus a potential additional amount of up to US$5 million) to cover the value of net assets and the loss suffered by the City. This transaction had no impact on the financial statements for the year ended December 31, 2010.

Back to Contents

Acquisitions, Divestitures and Partnerships

PARTNERSHIPS

Combination of Veolia Transport and Transdev

In May 2010, Veolia Environnement entered into definitive agreements with the Caisse des dépôts et consignations (CDC) relating to the combination of Veolia Transport and Transdev, resulting in the creation of a leading French and international transport operator. The transaction closed on March 3, 2011 and resulted in the creation of a new company (“Veolia-Transdev”) which is 50% owned by each of Veolia Environnement and CDC.

The transaction was structured as the combination of Veolia Transport, a wholly-owned subsidiary of Veolia Environnement, with Transdev, which had been 74.4% owned by CDC and 25.6% owned by the RATP, the operator of the Paris metro. Both Transdev and Veolia Transport transferred selected French and international assets to the RATP in exchange for its 25.6% stake in Transdev. The assets transferred by Veolia Environnement to RATP generated revenue of approximately €360 million in fiscal year 2010. In addition, CDC subscribed to a €200 million share capital increase of Transdev prior to the combination.

Prior to closing the transaction was approved by competition authorities and other French regulatory authorities. The approval of the competition authorities was subject to certain asset sales and other commitments.

The governance structure contemplated in the agreements relating to the transaction was modified in early 2011 to provide Veolia Environnement and CDC with joint control over Veolia-Transdev.

In the Consolidated Financial Statements of Veolia Environnement, the transaction will be treated as a disposal of 100% of Veolia Transport and an acquisition of 50% of Veolia-Transdev, all as of March 3, 2011. Veolia Environnement intends to account for its 50% interest in Veolia Transdev under the proportional consolidation method, beginning as of March 3, 2011.

Veolia-Transdev has a presence in 30 countries, a workforce of about 117,000 employees, and ranks among the world’s largest operators (in terms of revenue) in the sustainable mobility sector. The businesses that are currently part of Veolia-Transdev had aggregate revenues of almost €8 billion in 2010 (this excludes revenues from the assets transferred to RATP). The following table presents key figures for these activities and the estimated impact that the proportional consolidation method would have had on certain key financial indicators of the Veolia Environnement Group if Veolia-Transdev had been combined in 2010. These figures do not represent pro forma financial information within the meaning of Article 11 of Regulation S-X of the Securities and Exchange Commission, and in any event are not representative of the actual figures that would have been recorded had Veolia-Transdev actually existed in 2010.

	Full Year 2010 Aggregated Veolia-Transdev Key Figures(1)
(€ million)	Veolia Transport	Transdev(2)	Veolia-Transdev At 100%	Veolia-Transdev At 50%	Net Impact on Veolia Group
Revenue	€5,765	€2,206	€7,971	€3,985	€(1,780)
Adjusted Operating Cash Flow	329	169	498	249	(80)
Net Financial Debt	1,431	616	1,847	923	(508)
(1) Unaudited figures, after recapitalization. (2) Transdev figures do not include assets transferred to RATP.

Back to Contents

The shareholders have announced their intention to list the shares of Veolia-Transdev (subject to market conditions), with the expectation that the listing will involve a capital increase that will provide additional resources for the development of Veolia-Transdev’s business. While all commercially reasonable efforts will be taken to achieve this objective, no assurance can be given that a listing or initial public offering will in fact take place.

Restructuring of our Energy Services activities in the Czech Republic

In 2010, Dalkia International closed two transactions in the context of its November 2009 strategic partnership agreement with CEZ, the leader in the Czech energy market:

•

Dalkia International sold 15% of the share capital of its Czech subsidiary, Dalkia Ceska Republika to CEZ and 5% of the remainder to J&T Group, an affiliate of CEZ. Our proportionate share of the consideration was €126 million (we account for our interest in Dalkia International under the proportional consolidation method);

•

Simultaneously, Dalkia Ceska Republika sold 85% of its interest in Dalkia Usti nad Labem to CEZ. Our proportionate share of the consideration was €145 million. Dalkia Usti nad Labem is composed of a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, in northern Czech Republic.

In June 2010, Dalkia Ceska Republika acquired New World Resources Energy (NWR Energy) from the NWR Group. NWR Energy changed its name to Dalkia Industry CZ. Our proportionate share of the consideration, after purchase price adjustments, was €97 million. This Ostrava-based company distributes electricity and produces heat, hot water and compressed air for the coal mines operated by OKD, the leading Czech mining group which is also a subsidiary of the NWR Group. Dalkia Ceska Republika will assume operational control of the following NWR Energy assets:

•

heat and compressed air facilities, which were mainly dedicated to OKD mines in Ostrava;

•

electricity distribution installations located close to pre-existing Dalkia sites; and

•

two subsidiaries, (i) CZECH-KARBON (a Czech electricity trading company) and (ii) NWR Energetyka PL Spólka (a Polish company that buys and distributes electricity in Poland and changed its name to Dalkia Powerline in August 2010).

DIVESTITURES

Overall, industrial and financial divestitures (including issues of new shares to non-controlling interests and transactions with non-controlling interests where there is no change in control) totaled €1,241 million in the year ended December 31, 2010. These transactions included the following:

Divestiture of the Miami-Dade Waste-to-Energy Plant

On February 2, 2010, we announced the completion of the transfer to Covanta Holding Corporation of the operating contract for the Miami-Dade County Waste-to-Energy plant in the Environmental Services Division. Consideration for the divestiture was U.S. US$128 million (€93 million). With this final transaction, we have now completed the transfer to Covanta Holding Corporation of the portfolio of contracts for Waste-to-Energy plants in North America, the divestiture of which was initially announced on July 6, 2009, for a total enterprise value, over fiscal years 2009 and 2010, of €313 million.

Back to Contents

Redistribution of Joint Subsidiaries in the Water Division in France

On December 19, 2008, Suez Environnement and Veolia Environnement signed a protocol providing for the redistribution of interests in their joint subsidiaries between the two groups. This process was completed on March 22, 2010. This redistribution of the joint subsidiaries consisted primarily of the following transactions:

•

Veolia acquired additional interests in two companies. It now holds 97.7% of Société des Eaux de Marseille (SEM) and 100% of Société des Eaux d’Arles (SEA).

•

Veolia divested its interests in eight companies : Société Stéphanoise des Eaux (SSE), Société Provençale des Eaux (SPDE), Société des Eaux du Nord (SEN), Société Nancéienne des Eaux (SNE), Société des Eaux de Versailles et St Cloud (SEVESC), Société Martiniquaise des Eaux (SME), Société Guyanaise des Eaux (SGDE) and Société d’Exploitation du Réseau d’Assainissement de Marseille (SERAM).

Financial Restructuring of Our Energy Services Activities in Poland

In August 2010, Dalkia bought out the non-controlling interests previously held by the European Bank for Reconstruction and Development in certain of its Polish subsidiaries specializing in cogeneration and heating networks. This transaction increased Group indebtedness by €87 million.

On November 29, 2010, the Australian investment fund IFM purchased 11.26% of Dalkia Polska, a Polish subsidiary of Dalkia, for consideration of €57 million based on our proportionate share and exchanged its 40.6% investment in Lodz for a 28.74% stake in Dalkia Polska, bringing its total investment in Dalkia Polska to 40%.

Divestiture of Dutch Activities in the Water Division

On December 1, 2010, our Netherlands water subsidiary signed an agreement with Rabobank and Evides for the sale of 29% of its 40% shareholding in Delfluent BV. The sale was completed on December 22, 2010, for an enterprise value of €118 million. The residual investment is accounted for using the equity method.

ACQUISITIONS

Financial investments (including transactions with non-controlling interests where there is no change in control) totaled €653 million in the year ended December 31, 2010. These investments included primarily:

•

the acquisition of Dalkia Industry CZ (formerly, NWR Energy), as described above, for consideration of €97 million (based on our proportionate share and after price adjustment);

•

on November 9, 2010, the Water Division, via its Veolia Voda and Veolia Water Enterprise subsidiaries, acquired certain United Utilities Group businesses in Eastern and Central Europe and in the United Kingdom for an acquisition price (enterprise value) of €193 million. The Central European businesses are carried by Veolia Voda, in which the EBRD has been a partner since 2007, and in which the IFC (International Finance Corporation) acquired a 9.5% stake via a share capital issue in June 2010.

•

In Central and Eastern Europe, these acquisitions include primarily two large investments. First, the Group acquired a 77.1% shareholding in Sofiyska Voda, which operates water supply and treatment services for the city of Sofia in Bulgaria, serving 1.3 million residents. Second, the Group acquired a 33.2% shareholding in Aqua SA, which operates water supply and treatment services for the city of Bielsko Biala and the surrounding area in southern Poland, serving over 300,000 residents.

Back to Contents

•

In the United Kingdom, the Group acquired a portfolio of outsourcing, industrial engineering and infrastructure contracts. In addition to this portfolio, minority stakes were also acquired in three PFI (Private Finance Initiative) contracts in Scotland (the Tay, Moray and Highland wastewater treatment plants). The investments in the PFI contracts in the United Kingdom and Scotland were sold in December for consideration of €69 million, with the Group retaining a minority stake in the Scottish PFI contracts.

Presentation of Information in this Section

Definition of “internal growth” and “external growth”

The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) encompasses growth resulting from the expansion of an existing contract, particularly growth resulting from an increase in prices and/or volumes distributed or processed, as well as new contracts, and the acquisition of operating assets attributed to a particular contract or project.

The term “external growth” encompasses growth through acquisitions (completed in the current period, or which had an effect on revenues for only part of the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

Segment Reporting: Adjusted Operating Cash Flow

In accordance with IFRS 8, we report financial information for four segments: Water, Environmental Services, Energy Services and Transportation. Our segment reporting information is presented in Note 41 to our Consolidated Financial Statements included in this annual report on Form 20-F.

One of the indicators presented in our segment reporting is “Adjusted operating cash flow” (known in French as capacité d’autofinancement opérationnelle), an indicator that our chief operating decision maker uses as a performance measure. Adjusted operating cash flow is equal to operating income, adjusted to add or subtract (as applicable) depreciation, amortization and operational provisions expenses, impairment charges, net gains on divestitures and other non-cash items (primarily IFRS 2 share-based compensation charges and fair value adjustments in respect of derivatives).

We use adjusted operating cash flow as a tool to measure the performance of our business, because we believe it provides a uniform indicator of the performance of our long-term contracts (under which we conduct the larger part of our activities). The non-cash charges that we exclude from operating income to derive adjusted operating cash flow (such as depreciation, amortization and asset impairment) may be subject to significantly different accounting treatment depending on the legal characteristics of our contracts and/or the nature of our customers. Adjusted operating cash flow measures the cash generation of our contracts, which is generally not affected by these differences in accounting treatment. As a result we believe this indicator provides us with a comparable measure of the performance of our Division and geographical operations.

Adjusted operating cash flow is only one of the indicators we use to measure our performance. We also use operating income and adjusted operating income (a non-GAAP financial measure that we define below), both of which take into account a number of non-cash charges. These charges are important, as we would not be able to realize cash flows from our contracts without incurring the expenditures that generate the non-cash charges. For example, depreciation charges for assets used in connection with our long-term contracts represent part of cost of generating revenue and cash flow from those contracts.

Adjusted operating cash flow is reconciled to operating income for the years ended December 31, 2008, 2009, and 2010 under “—Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009” and “—Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.”

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

The non-GAAP financial measures that we use in multiple places in this section include the following:

“Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items.

Special items include items such as restructuring costs and gains and losses from asset disposals that substantially change the economics of one or more cash-generating units. For this purpose, we generally consider a disposal to have the potential to change the economics of one or more cash-generating units if the total consideration exceeds approximately €100 million based on enterprise value and before deducting non-controlling interests or adjusting for proportional consolidation. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be non-recurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

We believe that adjusted operating income and adjusted net income attributable to owners of the Company are useful measurement tools because they show the results of our operations excluding the impact of:

•

goodwill impairment charges, which we record when we determine that the value of a cash-generating unit is less than its carrying value (as discussed under “—Critical Accounting Policies – Asset Impairment”), and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash-generating unit, rather than results of operations in the period in question,

•

“special” items, which relate to events or charges that we do not consider to be part of the normal income-generating potential of the business.

We also use adjusted operating income as a tool to manage our business, for purposes of evaluating our performance and for allocating resources internally.

Adjusted operating income and Adjusted net income attributable to owners of the Company are reconciled to operating income and net income attributable to owners of the Company, in each case for the years ended December 31, 2008, 2009, and 2010 under “—Results of Operations – Year ended December 31, 2010 compared to Year ended December 31, 2009” and “—Results of Operations – Year ended December 31, 2009 compared to Year ended December 31, 2008.”

“Constant Exchange Rates” is a term that we use to refer to growth in our revenues, adjusted operating cash flow, operating income and adjusted operating income, excluding the impact of changes in foreign currency exchange rates. We calculate constant exchange rate figures by applying to current year figures the exchange rate from the preceding year. When we present percentage growth (or decline) on a constant exchange rate basis, we also present the corresponding figure on a current exchange rate basis.

Back to Contents

Accounting for concessions and other items

General

Concession agreements are accounted for in accordance with IFRIC 12, Service Concession Arrangements, published in November 2006. This interpretation, which was approved by the European Union on March 26, 2009, is applicable to periods beginning on or after January 1, 2008. In fiscal year 2006, Veolia Environnement elected to adopt IFRIC 12 early, and this change in accounting method was applied retrospectively in accordance with IAS 8 on changes in accounting methods.

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

Change in Presentation of Replacement Costs as of January 1, 2010

Beginning on January 1, 2010, the Group’s presentation of replacement costs relating to concession assets in the context of public service delegation contracts in France has changed, pursuant to an amendment to IAS 7. The information relating to 2008 and 2009 in our Consolidated Financial Statements has been re-presented to reflect this change.

Previously, all such replacement costs were considered in the consolidated cash flow statement as investments, regardless of whether the infrastructure was originally financed by the concession holder. As such, in the passage from “net income attributable to owners of the Company” to “net cash from operating activities,” replacement costs were eliminated under “Operating depreciation, amortization, provisions and impairment losses.” See Note 19 to the Consolidated Financial Statements included in this document.

As a result of the change which took effect on January 1, 2010, the Group eliminates replacement costs from net cash from operating activities in the consolidated cash flow statement and reduces the amount of maintenance-related investments presented in the consolidated cash flow statement. Consequently, when adjusting “Net income attributable to owners of the Company” to obtain “Net cash from operating activities,” replacement costs are no longer eliminated under “Operating depreciation, amortization, provisions and impairment losses.” This amendment has no impact on net income or equity.

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

Back to Contents

Asset Impairment

The net carrying amount of non-financial assets, other than inventory and deferred tax assets, is reviewed at each period-end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset or group of assets (equal to the higher of fair value less costs to sell and value in use) is estimated. The net carrying amount of an asset or group of assets is reduced to its recoverable amount, where this is lower. Impairment losses can be reversed, with the exception of those relating to goodwill.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of the long-term plan, or more frequently where there is an indication of loss in value. Where an exceptional impairment must be recorded, it is deducted in priority from goodwill allocated to the cash-generating unit (CGU) and then, where applicable, pro rata to the net carrying amounts of the other assets of the CGU.

Group management prepares cash flow forecasts based on the most recent long-term plan, prepared in June of each year and approved by the Board of Directors in November of each year (the most recent plan was approved by the Board of Directors on November 9, 2010). This plan covers the year in progress and the next six years. This period is representative of the average duration of the Group’s long-term contract portfolio and its short-term activities. The preparation of the plan requires management to exercise considerable judgment about matters that are necessarily subject to uncertainty when the plan is prepared.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given the Group’s activities, the cash-generating units are below operating segments in the organizational structure and generally represent a country in each Division. Future cash flows are taken for the first six years from the long-term plan. The terminal value is calculated based on discounted forecast flows for the last year (2016), based on an assumed perpetual growth rate described below.

The main assumptions included in the calculation of the value-in-use of each CGU are the discount rate, the perpetual growth rate and the projected cash flow during the six-year period of the long-term plan.

•

A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs. It is equal to the risk-free rate plus a risk premium weighted for country-specific risks. The discount rates estimated by management for each CGU therefore reflect current market assessments of the time value of money and the country-specific risks to which the cash-generating unit is exposed, with the other risks reflected in the expected future cash flows from the assets.

•

The perpetual growth rate is used to determine the assumed flows for the period after the final year of the plan. Forecasted cash flows for the last year of the plan are assumed to grow at a perpetual growth rate that takes account of factors such as inflation.

•

Cash flow projections in the long-term plan are determined for each CGU, based on contracts and activities and in line with past data and expected changes over the period covered by the long-term plan. Pursuant to the provisions of IAS 36, investments included in estimates of future cash flows are those investments that enable the level of economic benefits expected to arise from the assets to be maintained in their current condition. In addition, estimates of future cash flows do not take account of restructuring plans to which the Group is not committed.

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2016 may not be considered a standard year. Therefore, the long-term plan was extended to 2025 for the “Water–China” cash-generating unit, in order to identify standard flows for the calculation of the terminal value. The perpetual growth rate applies starting from this year.

Back to Contents

The estimated recoverable value of our CGUs is sensitive to changes in the assumptions that we use. We have performed sensitivity analyses in respect of the principal assumptions, and have described the results of these analyses in Note 4 to our Consolidated Financial Statements included in this annual report on Form 20-F. As described in Note 4 to our Consolidated Financial Statements, the changes in operating cash flows taken into account for the purpose of these sensitivity tests include operating cash flows before changes in working capital, less investments, plus changes in working capital. We performed a sensitivity analysis relating to the discount rate and perpetual growth rate for CGUs with a net carrying amount of goodwill in excess of €100 million. We have also performed a sensitivity analysis relating to the cash flow analysis over the period of the long-term plan for the Veolia Energy Services – United States and Dalkia Italy CGUs, which we consider to be material and sensitive. The results of these sensitivity analyses are the following:

•

A 1% increase in the discount rate used would result in recoverable values below the net carrying amount of CGUs in an aggregate amount of €313 million, including €112 million for Veolia Energy Services – United States, and €103 million for Dalkia Italy.

•

A 1% decrease in the perpetual growth rate used would result in recoverable values below the net carrying amount of CGUs in an aggregate amount of €184 million, including €88 million for Veolia Energy Services – United States, and €47 million for Dalkia Italy.

•

 A 5% decrease in cash flow over the period of the long-term plan would result in a decrease in the recoverable value of €36 million for Veolia Energy Services – United States, and €30 million for Dalkia Italy.

As of December 31, 2010, the recoverable value of the Veolia Energy Services – United States CGU exceeded the net carrying amount by €31 million. The recoverable value of this CGU would be equal to its net carrying amount with a 0.2% increase in the discount rate, a 0.2% decrease in the perpetual growth rate, or a 4.3% decrease in cash flow over the period of the long-term plan. The recoverable value of the Dalkia Italy CGU was already equal to its net carrying amount at December 31, 2010.

Provisions

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated. Determining the amount of provisions to record requires management to exercise judgment by projecting potential future outflows of resources.

Our principal categories of provisions relate to onerous contracts, maintenance and repair obligations and site rehabilitation costs. We also record provisions in respect of matters such as litigation and restructuring charges.

As part of its obligations under public services contracts, Veolia Environnement generally assumes responsibility for the maintenance and repair of the installations it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

In the case of provisions for rehabilitation of landfill facilities, Veolia Environnement accounts for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

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

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available. If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates estimated using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used. The assumptions used to measure pension liabilities as of December 31, 2010 are described in Note 30 to the Consolidated Financial Statements.

The Group benefit obligation is especially sensitive to discount and inflation rates. A 1% increase in the discount rate would decrease the benefit obligation by €290 million and the current service cost by €9 million. A 1% decrease in the discount rate would increase the benefit obligation by €347 million and the current service cost by €11 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €281 million and the current service cost by €11 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €243 million and the current service cost by €9 million.

A 1% increase in the expected rate of return assumption would generate additional income of €12.4 million.

Deferred Tax Assets and Liabilities

We record deferred tax assets that fall into two categories: deductible timing differences, and tax losses carryforwards. Deferred tax assets arising from timing differences are recorded when it is probable that, for single tax group or entity, the taxable timing differences that are expected to reverse in one period are greater than or equal to reversals of deductible timing differences in the same period (or in the periods to which deferred tax assets arising from tax losses can be carried back or forward). Deferred tax assets arising from tax losses carryforwards are recorded when management determines that the Group is likely to generate sufficient future taxable profits against which the asset can be offset.

Whenever we determine that it is no longer probable that sufficient taxable profits will be available, deferred tax assets are impaired. Deferred tax assets and liabilities are also adjusted for the effects of changes in prevailing tax laws and rates at the year end. Deferred tax balances are not discounted.

Therefore, the accrual of deferred tax assets and liabilities requires the Group to make estimates and exercise judgment with regard to elements that are inherently uncertain, such as projected taxable profit. Such estimates and judgments are also subject to change in response to new events, such as changes in prevailing tax law.

Although realization of deferred tax assets is not assured, Veolia Environnement believes that realization of the recognized net deferred tax assets of €1,785.5 million is more likely than not based on expectations as to future taxable income in the jurisdictions in which the deferred tax assets arise.

In France and the United States, which represented the largest portion of our deferred tax assets as of December 31, 2010, the Group would need to generate in aggregate approximately €1,397 million of taxable income during the respective carryforward periods to fully realize its deferred tax assets. See Note 12 to our Consolidated Financial Statements for additional information.

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

Discontinued operations

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the 2008 and 2009 financial statements have been re-presented to give comparable data that excludes divested items and discontinued operations at December 31, 2010. As a result, the income statements for the years ended December 31, 2009 and 2008 have been re-presented by classifying the following entities into a separate line, “Net income from discontinued operations”:

•

the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

•

the entities of the U.S. incineration activity in Environmental Services (Montenay International) and Freight activities (primarily in France, Germany and the Netherlands) divested in the second half of 2009;

•

Water activities in the Netherlands, divested in December 2010; and

•

Transportation activities in the United Kingdom, Water activities in Gabon, Environmental Services activities in Norway and German operations in the Energy Services Division, all of which were in the process of divestiture at December 31, 2010.

The results of the Renewable Energy activities were classified in “net income from discontinued operations” in prior years, but the divestiture process was interrupted at the end of 2010. As a result, these activities are no longer classified under “Net income from discontinued operations” in the financial statements included in this annual report.

The following assets and liabilities were classified as assets and liabilities held-for-sale as of December 31, 2010:

•

transportation activities in Switzerland and the United Kingdom;

•

water activities in Gabon; and

•

environmental services activities in Norway.

On February 14, 2011, we signed a protocol of agreement for the divestment of the recycling solutions activities in Norway to the Altor equity fund. This disposal was effective on March 25, 2011.

Back to Contents

RESULTS OF OPERATIONS

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Overview

The following table shows a breakdown of our revenues in 2009 and 2010:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
34,786.6	33,951.8	2.5%	1.3%	-1.5%	2.7%

For the year ended December 31, 2010 Veolia Environnement consolidated revenue was €34,786.6 million, an increase of 2.5% compared to revenue of €33,951.8 million for the year ended December 31, 2009. At constant consolidation scope and exchange rates, consolidated revenue increased 1.3% during the same period.

This improvement in revenue growth is explained principally by the progressive growth in the global economic environment, the increase and maintenance of recycled raw material prices, and energy prices, a positive climate effect both within and outside of France, as well as the benefits of successful commercial development.

Revenue growth improved as the year progressed. We recorded revenue growth of 7.9% in the fourth quarter of 2010 compared to the same period a year earlier, after recording growth of 4.9% in the third quarter and 1.5% in the second quarter, and a decline in revenues of 4.3% in the first quarter. At constant exchange rates, our revenues grew 4.7% in the fourth quarter, 2.7% in the third quarter and 0.9% in the second quarter, after declining by 3.3% in the first quarter.

On the other hand, 2010 full year revenue was negatively impacted by the non-renewal of certain significant contracts in 2009, particularly in the Transportation Division (€637 million impact compared to 2009), as well as the completion of certain large construction contracts outside of France (Marafiq, Fujairah, Ras Laffan in the Middle East) in the Water Division (€311 million impact compared to 2009).

In total, the decline in revenue resulting from net divestments completed in 2009 and 2010 amounted to €495.6 million (down 1.5% versus full year 2009), including €150.7 million in the Water Division, €312.4 million in the Environmental Services Division (principally Veolia Propreté Nettoyage et Multiservices or VPNM, which we divested in 2009), €26.5 million in the Energy Services Division and €6.0 million in the Transportation Division.

The share of revenue generated outside France in 2010 was €20,748.8 million, which is 59.6% of total revenue compared to 59.5% for 2009.

The positive effect of the change in average exchange rates during 2010 was €911.8 million, reflecting essentially the appreciation compared to the euro of the Australian dollar for €194.6 million, the U.S. dollar for €154.0 million, the U.K. pound sterling for €82.9 million, Central European currencies for €97.4 million and Northern European currencies (Norway and Sweden) for €75.6 million.

Back to Contents

The following table shows a breakdown of our revenues by Division in 2010 and 2009:

Revenues by Division (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	% Change 2010/2009
Water Environmental Services Energy Services Transportation Revenue	12,127.9 9,312.2 7,581.8 5,764.7 34,786.6	12,318.3 8,731.5 7,041.3 5,860.7 33,951.8	-1.5% 6.7% 7.7% -1.6% 2.5%
Revenue at 2009 exchange rates	33,874.8	33,951.8	-0.2%

Water

The following table shows a breakdown of our revenues within the Water Division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
12,127.9	12,318.3	-1.5%	-2.9%	-1.2%	2.6%

The revenue decline in the Water Division is due essentially to the decline in Works activities resulting from the end of three large construction contracts in the Middle East (Marafiq, Fujairah and Ras Laffan). Excluding construction works, 2010 Division revenue would have increased by 1.1% (0.5% at constant consolidation scope and exchange rates).

In France, revenue declined 0.2% (0.9% at constant consolidation scope) due to a slowdown in Works activities, as well as a 1% decline in volumes of water sold compared to 2009, and the end of the contract with the city of Paris.

Outside France, excluding Veolia Water Solutions & Technologies, revenue increased 2.4% (1.8% at constant consolidation scope and exchange rates). In Europe, growth was 7.1% (4.1% at constant consolidation scope and exchange rates), driven by Germany, the United Kingdom and Eastern Europe. Revenue in Asia increased 14.1% (3.9% at constant consolidation scope and exchange rates) due to the ramp-up of certain contracts in Central China and new contracts in Southern China. In the Pacific zone, revenue declined by 10.7% at constant consolidation scope and exchange rates (although it increased by 9.7% on a reported basis), reflecting the completion of the construction of the Sydney, Australia desalination plant.

Veolia Water Solutions & Technologies (VWST) achieved €2,147.5 million in revenue, down 13.1% compared to 2009 (down 16.8% at constant consolidation scope and exchange rates). The decline in VWST revenue reflects the completion of certain large Design and Build contracts outside of France. Excluding the impact of the end of the three large construction contracts in Fujairah, Marafiq and Ras Laffan, Veolia Water Solutions & Technologies revenue would have declined 0.5% compared to 2009.

In addition, the Division benefited from a recovery in industrial solutions activities, as well as Design and Build activities for industrial clients, during the second half of 2010, particularly during the fourth quarter. The backlog for VWST activities is slightly higher at the end of 2010 compared to the end of 2009, with an acceleration of business wins during the last quarter of 2010.

Net divestments in the Water Division in 2009 and 2010 had a negative impact on revenue of 1.2% (€150.7 million).

Back to Contents

Environmental Services

The following table shows a breakdown of our revenues in the Environmental Services (waste management) Division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
9,312.2	8,731.5	6.7%	6.9%	-3.6%	3.4%

The positive movement in recycled raw materials prices (notably in France and Germany), the good progression of certain activities in the United States, and the ramp-up and growth of integrated contracts in the United Kingdom contributed to 6.9% organic revenue growth in the Environmental Services Division in 2010, compared to a depressed base in 2009. In addition, after a volume effect that was still marginally negative during the first quarter, the three remaining quarters of 2010 confirmed signs of volume recovery within certain Division activities in many countries.

In France, revenue increased 7.0% at constant consolidation scope (but declined 1.2% at current consolidation scope due to the divestment of Veolia Propreté Nettoyage and Multi-Services in 2009) due principally to higher recycled raw material prices (paper/cardboard and metal). Volumes on a global basis were stable in 2010, despite strong commercial discipline maintained at contract renewals, due to a partial improvement in activity.

Outside France, revenue grew by 11.9% in 2010 (6.9% at constant consolidation scope and exchange rates). Revenue in Germany increased 10.1% (9.8% at constant consolidation scope), and benefited from higher paper and cardboard prices, and since the third quarter, a rebound in activity in the commercial and industrial segment. Revenue in the United Kingdom increased 10.0% (5.9% at constant consolidation scope and exchange rates) due to the continued ramp up and growth of integrated contracts and despite the continuing difficult economic environment which negatively impacted other Division activities. In North America, 12.4% growth (6.0% at constant consolidation scope and exchange rates) was driven by the recovery of industrial services activities and hazardous waste, and reinforced by one-time projects in solid waste. In Asia-Pacific, 32.6% revenue growth (10.7% at constant consolidation scope and exchange rates) benefited from the ramp up and growth of our activities in China, notably in the treatment of hazardous waste, as well as strengthening of industrial services activities in Australia.

Net divestments in the Environmental Services Division in 2009 and 2010, notably the activities of Veolia Propreté Nettoyage and Multi-Services in France in August 2009, had a negative impact on revenue of 3.6% (€312.4 million).

Energy Services

The following table shows a breakdown of our revenues within the Energy Services Division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
7,581.8	7,041.3	7.7%	6.2%	-0.4%	1.9%

Energy Services Division revenue grew 6.2% at constant consolidation scope and exchange rates due to a positive climate effect both within and outside France, an increase in Works activities, and a moderate effect related to energy prices (€20.8 million compared to 2009).

In France, revenue increased 5.7% at constant consolidation scope due to a more favorable climate effect, an improvement in the fuel basket, with a rise in the price of domestic fuel and heavy fuel, as well as the beneficial contribution of new contracts.

Back to Contents

Outside France, revenue grew 7.1% (5.9% at constant consolidation scope and exchange rates) principally due to Works activities in Southern Europe. Lower electricity prices in Central Europe were offset by a favorable climate effect.

Transportation

The following table shows a breakdown of our revenues within the Transportation Division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
5,764.7	5,860.7	-1.6%	-4.3%	-0.1%	2.8%

Transportation Division revenue declined 1.6% in 2010. The non-renewal of the Stockholm, Melbourne and Bordeaux contracts had a negative impact of €637 million impact compared to 2009. Excluding the impact of these non-renewals, revenue would have grown 9.2% compared to 2009.

Revenue in France increased 2.3% (2.1% at constant consolidation scope) due to new contracts (notably Valenciennes and Bayonne). Revenue was adversely affected by lower activity in the airport and tourism businesses, primarily due to the economic environment.

Outside France, revenue declined 4.1% (8.4% at constant consolidation scope and exchange rates) due to the non-renewal of the Melbourne contract in December 2009 and the Stockholm contract in November 2009 (the non-renewal of these two contracts had an impact of €587 million in revenue compared to 2009), despite the ramp-up and growth of recent contracts in North America, the Netherlands, Asia and Germany.

Back to Contents

Revenue by Geographical Region

The following table shows a breakdown of our revenue by geographical region and operating segment (Division):

Year ended December 31, 2010 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,789.3	1,434.6	625.5	1,710.0	686.2	262.3	1,330.6	491.9	797.5	12,127.9
Environmental Services	3,257.3	1,104.5	1,550.7	827.3	1,267.4	606.4	256.3	87.0	355.3	9,312.2
Energy Services	3,665.2	2.4	190.7	2,959.2	326.6	41.0	80.4	85.9	230.4	7,581.8
Transportation	2,326.0	602.8	50.9	1,408.3	963.4	183.1	91.3	30.6	108.3	5,764.7
Revenue	14,037.8	3,144.3	2,417.8	6,904.8	3,243.6	1,092.8	1,758.6	695.4	1,491.5	34,786.6

Year ended December 31, 2009 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,751.2	1,371.8	640.0	1,619.0	690.5	255.8	1,162.0	857.5	970.5	12,318.3
Environmental Services	3,294.2	1,011.3	1,446.0	774.6	1,142.6	441.4	209.4	75.0	337.0	8,731.5
Energy Services	3,445.5	2.3	342.4	2,633.7	270.4	42.2	67.7	62.5	174.6	7,041.3
Transportation	2,274.1	526.3	49.8	1,440.8	858.0	560.8	61.6	22.6	66.7	5,860.7
Revenue	13,765.0	2,911.7	2,478.2	6,468.1	2,961.5	1,300.2	1,500.7	1,017.6	1,548.8	33,951.8

Change (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	38.1	62.8	(14.5)	91.0	(4.3)	6.5	168.6	(365.6)	(173.0)	(190.4)
Environmental Services	(36.9)	93.2	104.7	52.7	124.8	165.0	46.9	12.0	18.3	580.7
Energy Services	219.7	0.1	(151.7)	325.5	56.2	(1.2)	12.7	23.4	55.8	540.5
Transportation	51.9	76.5	1.1	(32.5)	105.4	(377.7)	29.7	8.0	41.6	(96.0)
Revenue	272.8	232.6	(60.4)	436.7	282.1	(207.4)	257.9	(322.2)	(57.3)	834.8
Change (%)	2.0%	8.0%	-2.4%	6.8%	9.5%	-16.0%	17.2%	-31.7%	-3.7%	2.5%
Change at constant exchange rates (%)	2.0%	8.0%	-5.8%	3.7%	4.3%	-31.5%	7.8%	-34.4%	-10.4%	-0.2%

The impact of the economic climate on revenue can vary between geographical areas and depends in particular on the mix of different Group businesses.

France

Revenue increased 2.0% in 2010. Activities in France in the Water Division reflected a slowdown in Works business, a drop in volumes sold of 1.0% compared to 2009 and the non-renewal of the Paris contract. The decline in revenues in the Environmental Services Division in France was due to the sale of Veolia Propreté Multi-Services activities in August 2009, only partially offset by the increase in recycled raw material prices (paper/cardboard and metals). The Energy Services Division benefited from more favorable weather conditions than in 2009. Finally, Transportation Division activities reported growth in 2010, with contract wins (primarily Valenciennes and Bayonne) offsetting the loss of the Bordeaux contract in May 2009.

Germany

Revenue increased 8.0% in 2010. Environmental Services Division activities benefited from an increase in the price of paper and cardboard. Water Division revenues also rose, in particular under the Braunschweig contract. The Transportation Division benefited from the ramp-up of recent developments in Germany.

Back to Contents

United Kingdom

Revenue fell 5.8% in 2010, excluding exchange rate effects, primarily due to the sale of Facilities Management activities in the United Kingdom in the Energy Services Division in the second half of 2009. The ramp-up of new integrated contracts in the Environmental Services sector was partially offset by a decrease in volumes (collection and landfill sites) in an economic climate, which remained difficult, and a slight downturn in engineering and construction activities in the Water Division.

Other European Countries

Revenue growth at constant exchange rates was 3.7%. This was achieved thanks to the development of Energy Services businesses in the Baltic States and Central Europe (positive weather effect) and Southern Europe with a rebound in Works business (Solar). Water Division revenue also increased in Central and Eastern Europe, primarily thanks to an increase in prices and volumes, as well as the initial effects of the consolidation of United Utilities Group businesses in Sofia. Conversely, growth in this area was affected by a decrease in Transportation Division activities (end of the Stockholm contract).

United States

Growth of 4.3% at constant exchange rates was positively impacted by increased business from the petroleum sector and the effect of increased recycled raw material prices in the Environmental Services Division. In the other sectors, growth was attributable to the impact of new contracts in the Transportation Division, despite a slight downturn in the Water Division.

Oceania

The decline of 31.5% at constant exchange rates was due to the loss of the Melbourne contract in the Transportation Division, partially offset by a recovery in services to companies in the Environmental Services Division (mostly present in industrial services and waste) in Australia.

Asia

The growth of 7.8% at constant exchange rates is mainly attributable to the Water Division due to recent developments in China, and to a lesser extent the Environmental Services Division, with the start up of new contracts mainly in China (primarily the processing of hazardous waste) and in Korea in the Transportation Division.

Rest of the World (including the Middle East)

The 19.9% drop at constant exchange rates was primarily due to the completion of certain major contracts in the Water Division in the Middle East. The €173 million decrease in revenues in the Water Division in the rest of the world was the result of the restructuring of our partnership with Mubadala Development Company in North Africa and the Middle East in 2009, which resulted in a change from full consolidation to proportional consolidation.

Operating Income

Operating income increased 7.0% (3.8% at constant exchange rates), or €138.5 million, to €2,120.3 million for the year ended December 31, 2010, versus €1,981.8 million for the same period in 2009. The increase was primarily due to an increase in adjusted operating cash flow of 4.0% (0.9% at constant exchange rates), or €140.2 million, from €3,513.6 million in 2009 to €3,653.8 million in 2010.

Back to Contents

The improvement in adjusted operating cash flow during a continually challenging economic environment testifies to the Group’s ability to adapt its cost structure in a competitive environment. This progression is essentially due to the following factors in 2010:

•

recycled raw material prices remaining at elevated levels;

•

the positive effects of the adaptation plan related to the economic environment realized in 2009 and 2010; the Group’s Efficiency Plan contributed €265 million to adjusted operating cash flow growth, in line with the objective announced in March 2010; and

•

the positive contribution of CO2 quota sales, as well as a significant positive climate effect in the Energy Services Division.

On the other hand, adjusted operating cash flow growth was negatively impacted by the loss, finalization or non-renewal of certain significant contracts, notably in the Water and Transportation Divisions, as well as margin pressure associated with contract renewal or contract wins, due to a competitive economic environment.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) improved 20 basis points from 10.3% in 2009 to 10.5% in 2010.

The positive impact of the evolution of average exchange rates on adjusted operating cash flow was €107.2 million, reflecting principally the appreciation of the Australian dollar for an impact of €19.2 million, the U.S. dollar for an impact of €18.5 million, the U.K. pound sterling for an impact of €14.8 million and the appreciation of the Central European currencies for an impact of €18.7 million for the year ended December 31, 2010.

Operating depreciation, amortization, provisions and impairment losses decreased from €1,827.6 million in 2009 to €1,773.3 million in 2010, reflecting the cumulative effect of a number of factors:

•

a decrease in operating depreciation and amortization charges, which totaled €1,717.3 million for the year ended December 31, 2010, compared to €1,749.3 million for the same period in 2009. The decrease resulted primarily from changes in discount rates associated with site rehabilitation provisions, which resulted in a net reversal of €26 million for the year ended December 31, 2010, compared to a net provision of €56 million for the year ended December 31, 2009 (a difference of €82 million);

•

the absence in 2010 of a €35 million charge recorded in 2009 relating to the impairment of operating financial assets in the Environmental Services Division in Italy;

•

an increase in net goodwill impairment charges from €6.3 million in 2009 to €25.9 million in 2010.

Cost of sales totaled €28,633.5 million for the year ended December 31, 2010, or 82.3% of total revenue, compared to €28,115.9 million for the year ended December 31, 2009, or 82.8% of total revenue. Selling costs and general and administrative expenses for the year ended December 31, 2010 totaled €636.4 million and €3,584.4 million, respectively, compared to €597.7 million and €3,451.9 million for the year ended December 31, 2009. Selling costs and general and administrative expenses represented 12.1% of revenue in 2010, compared to 11.9% in 2009. The increase in selling costs and general and administrative expenses relates primarily to new information technology systems and costs relating to acquisitions and disposals.

Industrial and financial capital gains totaled €227.2 million in 2010 compared to €213.5 million in 2009. In 2010 this figure included a €89.0 million capital gain (based on our proportionate share) on the divestment of Usti Nad Labem in the Energy Services Division, while the 2009 figure includes a €99.0 million capital gain related to the divestment of Veolia Propreté Nettoyage et Multi-Services (VPNM).

Back to Contents

In 2010, the Group also recorded gains on the sale of the operating contract for the US Miami-Dade County waste-to-energy plant in the Environmental Services Division, which are recorded under income from discontinued operations, and thus are not included in operating income. In 2009, the Group recorded capital gains on the sale of the US incineration activities (Montenay International) in the Environmental Services Division and Freight activities in the Transportation Division, which were similarly recorded under income from discontinued operations.

Adjusted Operating Income

Adjusted operating income was €2,055.7 million for the year ended December 31, 2010, compared to €1,894.1 million for the year ended December 31, 2009, representing an increase of 8.5% (5.3% at constant exchange rates). Changes in operating income and adjusted operating income break down as follows:

	Operating income				Adjusted operating income
	Year ended December 31, 2010	Year ended December 31, 2009	% change	% change at constant exchange rates	Year ended December 31, 2010	Year ended December 31, 2009	% change	% change at constant exchange rates
Water	1,020.3	1,145.4	-10.9%	-12.5%	1,019.9	1,145.4	-11.0%	-12.6%
Environmental Services	610.4	449.4	35.8%	29.7%	609.1	355.4	71.4%	63.6%
Energy Services	549.0	400.5	37.1%	33.5%	460.0	401.4	14.6%	12.0%
Transportation	119.7	152.9	-21.7%	-24.2%	145.8	158.3	-7.9%	-11.6%
Holding companies	(179.1)	(166.4)	-7.6%	-7.6%	(179.1)	(166.4)	-7.6%	-7.6%
Total	2,120.3	1,981.8	7.0%		2,055.7	1,894.1	8.5%
Total at 2009 exchange rates	2,056.4	1,981.8		3.8%	1,993.7	1,894.1		5.3%

The following table shows a reconciliation of our adjusted operating income to our operating income by Division in 2010 and 2009:

		Adjustments		Operating income
Year ended December 31, 2010 (€ million)	Adjusted operating income	Impairment losses	Special Items (1)
Water	1,019.9	-	0.4	1,020.3
Environmental Services	609.1	(0.2)	1.5	610.4
Energy Services	460.0	-	89.0	549.0
Transportation	145.8	(26.1) (2)	-	119.7
Holding companies	(179.1)	-	-	(179.1)
Total	2,055.7	(26.3)	90.9	2,120.3

(1)   Mainly capital gains realized on the divestiture of the 85% shareholding in Dalkia Usti nad Labem in the Energy Services Division.

(2)   Mainly the impairment of the goodwill of certain Transportation Division activities.

		Adjustments
Year ended December 31, 2009 (€ million)	Adjusted operating income	Impairment losses	Special Items (1)	Operating income
Water	1,145.4	-	-	1,145.4
Environmental Services	355.4	-	94.0	449.4
Energy Services	401.4	(0.9)	-	400.5
Transportation	158.3	(5.4)	-	152.9
Holding companies	(166.4)	-	-	(166.4)
Total	1,894.1	(6.3)	94.0	1,981.8
(1) Mainly capital gains realized on the divestiture of Veolia Propreté Nettoyage et Multi-Services.

Back to Contents

Operating Income and Adjusted Operating Income by Division

Water

The Water Division’s operating income declined to €1,020.3 million for the year ended December 31, 2010, compared to €1,145.4 million for the year ended December 31, 2009, representing a decrease of 10.9% (12.5% at constant exchange rates). Adjusted operating income declined 11.0% (12.6% at constant exchange rates) to €1,019.9 million for the twelve months ended December 31, 2010, versus €1,145.4 million for the same period in 2009.

The change in operating income and adjusted operating income from 2009 to 2010 reflected primarily the decrease in Adjusted Operating Cash Flow of the Division, discussed below under “—Adjusted Operating Cash Flow.” The Water Division’s operating income and adjusted operating income were also affected by onerous contract provisions, while benefiting from an increase in results associated with the divestment of industrial and financial assets, which had a particularly favorable impact on 2010 results.

Overall, the operating income margin (operating income as a percentage of revenue) and the adjusted operating income margin (adjusted operating income as a percentage of revenue) fell from 9.3% in 2009 to 8.4% in 2010.

Environmental Services

Operating income in Environmental Services was €610.4 million for the year ended December 31, 2010, compared to €449.4 million for the year ended December 31, 2009, representing an increase of 35.8% (29.7% at constant exchange rates). Adjusted operating income increased 71.4% (63.6% at constant exchange rates) to €609.1 million for the year ended December 31, 2010 versus €355.4 million for the same period in 2009.

The increase in operating income was significantly greater than the increase in adjusted operating cash flow described below under “—Adjusted Operating Cash Flow” because of the change in the discount rate used for site rehabilitation provisions and the absence in 2010 of the €35 million 2009 impairment charge recorded in Italy in 2009, both of which are described above. The increase in adjusted operating income was even greater, because the 2009 adjusted operating income figure excludes the €99 million gain realized in 2009 on the sale of Veolia Propreté Nettoyage et Multi-Services.

The operating income margin (operating income as a percentage of revenue) increased from 5.1% in 2009 to 6.6% in 2010. Furthermore, the adjusted operating income margin (adjusted operating income as a percentage of revenue) increased from 4.1% in 2009 to 6.5% in 2010.

Energy Services

Operating income was €549.0 million for the year ended December 31, 2010, compared to €400.5 million for the year ended December 31, 2009, representing an increase of 37.1% at current exchange rates (33.5% at constant exchange rates). Adjusted operating income increased 14.6% (12.0% at constant exchange rates) to €460.0 million for the year ended December 31, 2010, versus €401.4 million for the same period in 2009.

The increase in operating income was significantly greater than the increase in adjusted operating income, because 2010 adjusted operating income excluded the €89 million capital gain (based on our proportionate share) on the disposal of Dalkia Usti nad Labem in the Czech Republic. Adjusted operating income in 2009 included a capital gain of €41 million related to the divestment of the Facilities Management business in the United Kingdom. This disposal did not meet the significance threshold for exclusion from adjusted operating income. Apart from this difference, the principal factor that affected operating income was the change in adjusted operating cash flow below under “—Adjusted Operating Cash Flow.”

The operating income margin (operating income as a percentage of revenue) increased from 5.7% in 2009 to 7.2% in 2010. Furthermore, the adjusted operating income margin (adjusted operating income as a percentage of revenue) increased from 5.7% in 2009 to 6.1% in 2010.

Back to Contents

Transportation

Operating income for the Transportation Division was €119.7 million for the year ended December 31, 2010, compared to €152.9 million for the year ended December 31, 2009, representing a decrease of 21.7% (24.2% at constant exchange rates). The decrease resulted in large part from the €26.1 million goodwill impairment charge recorded for the year ended December 31, 2010. Adjusted operating income declined 7.9% (11.6% at constant exchange rates) to €145.8 million for the year ended December 31, 2010, versus €158.3 million for the same period in 2009.

The decline in adjusted operating income reflected essentially stable adjusted operating cash flow, and an increase of €10.3 million in net charges to operating depreciation and amortization, which totaled €252.7 million for the year ended December 31, 2010, compared to €242.4 million for the year ended December 31, 2009. The increase in operating depreciation and amortization was primarily the result of foreign exchange rate fluctuations (notably in Northern Europe).

The operating income margin (operating income as a percentage of revenue) decreased from 2.6% in 2009 to 2.1% in 2010. The adjusted operating income margin (adjusted operating income as a percentage of revenue) decreased from 2.7% in 2009 to 2.5% in 2010.

Operating Income (Loss) of Holding Companies

Operating loss of holding companies increased from €166.4 million for the twelve months ended December 31, 2009, to €179.1 million for the same period in 2010. The deterioration is due to higher amortization associated with the implementation of new centralized information systems.

Adjusted Operating Cash Flow by Division

Adjusted operating cash flow increased by 4.0% (0.9% at constant exchange rates), from €3,513.6 million in 2009 to €3,653.8 million in 2010, reflecting the recovery in the Environmental Services Division and a strong performance by the Energy Services Division, partially offset by a decline in the Water Division. The following table breaks down adjusted operating cash flow by Division, at both current and constant exchange rates:

			Change
Adjusted operating cash flow (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	% change	% change at constant exchange rates
Water	1,478.7	1,545.4	-4.3%	-6.4%
Environmental Services	1,296.6	1,174.6	10.4%	6.4%
Energy Services	690.1	608.6	13.4%	10.6%
Transportation	329.2	327.0	0.7%	-3.0%
Holding companies	(140.8)	(142.0)	0.8%	0.8%
Adjusted operating cash flow	3,653.8	3,513.6	4.0%
Adjusted operating cash flow at 2009 exchange rates	3,546.6	3,513.6		0.9%

Back to Contents

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by Division in 2010 and 2009:

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2010 (€ million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets (1)	Others	Operating Income
Water	1,478.7	(15.2)	(491.2)	0.4	65.5	(17.9)	1,020.3
Environmental Services	1,296.6	(20.4)	(706.8)	(0.2)	41.8	(0.6)	610.4
Energy Services	690.1	(7.9)	(237.3)	-	99.7	4.4	549.0
Transportation	329.2	50.7	(252.7)	(26.1)	20.2	(1.6)	119.7
Holding companies	(140.8)	(1.9)	(29.3)	-	-	(7.1)	(179.1)
Total	3,653.8	5.3	(1,717.3)	(25.9)	227.2	(22.8)	2,120.3
(1) Primarily net gains on sale of Dalkia Usti nad Labem for €89 million in the Energy Services Division.

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2009 (€ million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets (1)	Others	Operating Income
Water	1,545.4	41.2	(473.3)	-	25.1	7.0	1,145.4
Environmental Services	1,174.6	(54.1)	(792.1)	-	123.7	(2.7)	449.4
Energy Services	608.6	(22.1)	(228.6)	(0.9)	43.5	-	400.5
Transportation	327.0	52.1	(242.4)	(5.4)	21.2	0.4	152.9
Holding companies	(142.0)	(8.3)	(12.9)	-	-	(3.2)	(166.4)
Total	3,513.6	8.8	(1,749.3)	(6.3)	213.5	1.5	1,981.8
(1) Primarily net gains on sale of Veolia Propreté Nettoyage et Multiservices for €99 million in the Environmental Services Division.

Water

Adjusted operating cash flow declined 6.4% at constant exchange rates (4.3% at current exchange rates) to €1,478.7 million for the year ended December 31, 2010, versus €1,545.4 million for the year ended December 31, 2009.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) decreased from 12.5% for the year ended December 31, 2009 to 12.2% for the same period in 2010.

In France, adjusted operating cash flow was negatively impacted by significant contract-related events (end of the contract with the city of Paris), the decline in volumes of water sold and Works activities, and an increase in net replacement costs. Net replacement costs were affected by the end of the obligation of Vivendi to indemnify us for expenditures that were represented by provisions at the time of our separation from Vivendi in 2000. However, adjusted operating cash flow benefited from productivity gains that exceeded the portion of savings passed on to customers as part of day-to-day operations.

Outside France, adjusted operating cash flow declined in Europe, reflecting in particular an increase in replacement and development costs in the United Kingdom, partially compensated by the favorable evolution of activities in China and the United States.

Finally, the adjusted operating cash flow of Veolia Water Solutions & Technologies improved due to productivity efforts in the context of low activity levels.

Back to Contents

The impact of the Efficiency Plan in the Water Division was €93 million during the year ended December 31, 2010.

Environmental Services

Adjusted operating cash flow increased 10.4% (6.4% at constant exchange rates) to €1,296.6 million for the year ended December 31, 2010, versus €1,174.6 million for the same period in 2009. In the context of stabilized global volumes during 2010, with signs of recovery apparent as the year progressed, the improvement was primarily due to:

•

higher recycled raw materials prices (paper and metal) compared to 2009, which positively impacted operational performance in the Division’s principal countries (France, United Kingdom, Germany, United States) ;

•

positive effects of the Efficiency Plan in the Environmental Services Division (€61 million); and

•

operational improvements in Germany, resulting from an internal reorganization and a productivity action plan.

Adjusted operating cash flow margin increased from 13.5% for the year ended December 31, 2009 to 13.9% for the same period in 2010.

Energy Services

Adjusted operating cash flow increased 13.4% (10.6% at constant exchange rates) during the year ended December 31, 2010 to €690.1 million, versus €608.6 million for the same period in 2009. Energy Services Division adjusted operating cash flow benefited from:

•

a significant positive climate effect in France, as well as Central Europe and Baltic countries (€35 million compared to 2009) ;

•

a CO2 quota sales contribution that was higher than 2009 (€23 million compared to 2009) ; and

•

a slightly positive energy price effect, as the negative effect of lower electricity prices in the Czech Republic was offset by a favorable gas purchase tariff impact in France.

The impact of the Efficiency Plan in the Energy Services Division was €68 million during the year ended December 31, 2010.

The adjusted operating cash flow margin increased from 8.6% for the year ended December 31, 2009 to 9.1% for the same period in 2010.

Transportation

Adjusted operating cash flow was essentially stable, increasing by 0.7% in 2010 at current exchange rates, although it declined by 3.0% at constant exchange rates. Adjusted operating cash flow amounted to €329.2 million for the year ended December 31, 2010, versus €327.0 million for the same period in 2009.

The decrease in adjusted operating cash flow at constant exchange rates reflected the loss of the contribution from contracts that were not renewed, lower activity in the airport and tourism businesses, as well as the costs associated with the initial months of operation of the Rabat contract. These factors were partially offset by the improved profitability of operations that previously were insufficiently profitable (particularly in Germany and the Netherlands), and the gain of new contracts in Germany, the United States and Asia.

The impact of the Efficiency Plan in the Transportation Division was €43 million for the year ended December 31, 2010.

The adjusted operating cash flow margin increased slightly from 5.6% for the year ended December 31, 2009 to 5.7% for the same period in 2010.

Back to Contents

Adjusted Operating Cash flow of Holding Companies

Adjusted operating cash flow of holding companies was stable, moving from a net outflow of €142.0 million for the twelve months ended December 31, 2009, to a net outflow of €140.8 million for the same period in 2010.

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Net Finance Costs (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Income	95.4	95.9
Expenses	(888.7)	(864.1)
Finance costs, net	(793.3)	(768.2)

Net finance costs increased despite a decrease in average net financial debt (based on monthly averaging) from €16,466 million in 2009 to €15,566 million in 2010. This increase was the result of a rise in the financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period) from 4.76% in 2009 to 5.09% in 2010, primarily due to:

•

the impact of inflation on CPI indexed borrowings;

•

an increase in average low-yield cash investments in 2010 due to interest rate levels (cost of carry); and

•

partially offset by a decrease in short-term rates on the floating rate portion of our debt.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Net gains on loans and receivables	8.0	14.4
Net gains and losses on available-for-sale assets (including dividends)	(0.5)	8.0
Assets and liabilities at fair value through profit and loss	(18.2)	(19.3)
Unwinding of the discount on provisions	(75.9)	(83.5)
Foreign exchange gains and losses	0.6	(10.2)
Other	(28.0)	(14.2)
Other financial income and expenses	(114.0)	(104.8)

Other financial income and expenses increased from a net expense of €104.8 million for the year ended December 31, 2009 to a net expense of €114.0 million for the year ended December 31, 2010. This was due to a number of different factors, each of which had an individually small impact.

Income Tax Expense

The consolidated income tax expense for the year ended December 31, 2010 was €336.3 million, compared to €239.1 million for the year ended December 31, 2009.

As a percentage of net income from continuing activities before income tax expense and net income of associates, the effective tax rate was 27.7% in 2010, compared to 21.6% in 2009.

Back to Contents

The higher income tax rate resulted mainly from the impact of the preparation of the combination of Veolia Transport with Transdev, including capital gains on the sale of a U.S. transport affiliate in preparation for the transaction, as well as the exit of Veolia Transport from the French tax consolidation group. In addition, the increase reflected the fact that limited deferred tax assets were recognized related to tax losses carried forward within the French and U.S. tax groups. The effective tax rate remains moderate due to significant capital gains that were subject to limited tax charges.

Share of Net Income of Associates

The share of net income of associates increased from a net loss of €0.9 million in 2009 to net income of €18.5 million in 2010. This improvement was due to the divestiture of Compagnie Méridionale de Navigation in the Transportation Division in 2009.

Net Income / (Loss) from Discontinued Operations

Net loss from discontinued operations totaled €23.6 million in 2010, compared to €26.9 million in 2009. The 2010 figure principally relates to a capital gain on the February 2010 divestment of the operating contract for the Miami-Dade County waste-to-energy plant in the United States in the Environmental Services Division, offset by an impairment charge of €89.6 million resulting from the fair value measurement of assets in the Transportation and Energy Services Divisions. We also earned net income (pro rata according to our ownership levels) in respect of assets that were in the process of being divested in 2010, which included United Kingdom operations in the Transportation Division, German operations within the Energy Services Division, a portion of Gabon operations in the Water Division and Norwegian operations in the Environmental Services Division.

In 2009, net income from discontinued operations included a capital gain on the divestment of waste-to-energy operations in the United States in the Environmental Services Division for €134.5 million net of taxes, and a loss related to the divestment of freight activities within the Transportation Division.

Net Income for the Year Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was €290.5 million in 2010, compared to €257.8 million in 2009. This increase is mainly due to the share in capital gains on disposals attributable to minority shareholders in the Energy Services Division.

Net Income Attributable to Owners of the Company

Net income attributable to owners of the Company was €581.1 million in 2010, compared to €584.1 million in 2009. Adjusted net income attributable to owners of the Company was €579.1 million in 2010, compared to €519.0 million in 2009, representing an increase of 11.6% compared to 2009.

Given the weighted average number of shares outstanding of 481.2 million in 2010 and 471.7 million in 2009, earnings per share attributable to owners of the Company (basic and diluted) was €1.21 in 2010, compared to €1.24 in 2009. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €1.20 in 2010, compared to €1.10 in 2009. See Item 3. “Key Information – Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Back to Contents

Adjusted net income attributable to owners of the Company for the year ended December 31, 2010 is determined as follows:

Year ended December 31, 2010 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	2,055.7	64.6(1)	2,120.3
Net finance costs	(793.3)	-	(793.3)
Other financial income and expenses	(114.0)	-	(114.0)
Income tax expense	(319.1)	(17.2)	(336.3)
Share of net income of associates	18.5	-	18.5
Net income from discontinued operations	-	(23.6)	(23.6)
Non-controlling interests	(268.7)	(21.8)(2)	(290.5)
Net income attributable to owners of the Company	579.1	2.0	581.1

(1)   Adjustments to operating income are described above under “Operating Income – Adjusted Operating Income.”

(2)   Primarily the portion attributable to minority interests of capital gains arising on the divestiture of Energy Services activities in the Czech Republic.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2009 is determined as follows:

Year ended December 31, 2009 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,894.1	87.7(1)	1,981.8
Net finance costs	(768.2)	-	(768.2)
Other financial income and expenses	(104.8)	-	(104.8)
Income tax expense	(239.1)	-	(239.1)
Share of net income of associates	(0.9)	-	(0.9)
Net income from discontinued operations	-	(26.9)	(26.9)
Non-controlling interests	(262.1)	4.3	(257.8)
Net income attributable to owners of the Company	519.0	65.1	584.1
(1) Adjustments to operating income are described above under “Operating Income – Adjusted Operating Income.”

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Overview

The following table shows a breakdown of our revenues in 2008 and 2009:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
33,951.8	35,089.6	-3.2%	-2.5%	0.2%	-0.9%

Group consolidated revenue totaled €33,951.8 million compared to €35,089.6 million for the year ended December 31, 2008, representing a fall of 3.2% compared to 2008 (2.3% at constant exchange rates).

Back to Contents

The fall in revenue at constant exchange rates was mainly due to:

•

a drop in volumes in the Environmental Services Division (volumes collected and placed in landfill sites), which accounted for approximately 1.6% of the decrease in revenue at the Group level;

•

the fall in the price of recycled materials in the Environmental Services Division, which accounted for approximately 0.8% of the decrease in revenue at the Group level;

•

a fall in energy prices, which accounted for approximately 0.4% of the decrease in revenue at the Group level; and

•

a reduction in construction work in the Water Division. Growth in engineering-construction activity in the Water Division slowed in 2009, marked by the near completion of some significant construction contracts outside France.

For the first time since the start of the crisis, activity levels stabilized in the fourth quarter of 2009 in the Environmental Services Division, at constant consolidation scope and exchange rates, compared with the fourth quarter of 2008.

External growth was 0.2% (€83.0 million) and was mainly attributable to acquisitions in 2008 and divestitures in 2009.

Revenue from outside France totaled €20,186.8 million, representing 59.5% of total revenue compared with 58.8% in 2008.

The negative impact of the change in average foreign exchange rates between 2008 and 2009 of €310.3 million mainly reflects the depreciation against the euro of the pound sterling for €238.3 million, central European currencies (Czech Republic and Poland) for €173.8 million and Northern European currencies (Norway and Sweden) for €70.9 million, partially offset by the appreciation of the U.S. dollar for €162 million.

Overall, revenue fell 2.5% at constant consolidation scope and exchange rates, mainly due to the decrease in activity in the Environmental Services Division (drop of 7.5% at constant consolidation scope and exchange rates).

The following table shows a breakdown of our revenues by Division in 2009 and 2008:

Revenues by Division (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	% Change 2009/2008
Water Environmental Services Energy Services Transportation Revenue	12,318.4 8,731.5 7,041.2 5,860.7 33,951.8	12,333.9 9,572.4 7,395.2 5,788.1 35,089.6	-0.1% -8.8% -4.8% 1.3% -3.2%
Revenue at 2008 exchange rates	34,262.1	35,089.6	-2.3%

Water

The following table shows a breakdown of our revenues within the Water Division in 2009 and 2008:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
12,318.4	12,333.9	-0.1%	-0.5%	0.6%	-0.2%

In France, activity levels remained stable (an increase of 0.1% on a reported basis and a decrease of 0.3% at constant consolidation scope), despite a 0.2% fall in volumes distributed compared to 2008 and a slight decrease in engineering activity (2% at constant consolidation scope).

Back to Contents

Outside France and excluding Veolia Water Solutions & Technologies, revenue increased by 0.2% (flat at constant consolidation scope and exchange rates) despite several major BOT (Build Operate & Transfer) contracts in Europe and the Middle East and DBO (Design Build & Operate) contracts in Australia coming to the end of the construction phase. The fall of 3.6% in Europe (0.2% at constant consolidation scope and exchange rates) reflects the completion of construction work on BOT contracts in the United Kingdom and Brussels and a slight decrease in volumes. The 20.4% increase in revenue in Asia (12% at constant consolidation scope and exchange rates) is mainly due to engineering work and scope extensions in certain Chinese metropolitan areas (primarily Shanghai, Shenzhen and Tianjin Shibei).

Veolia Water Solutions & Technologies reported a 2.2% decrease in revenue to €2,469.9 million (1.8% at constant consolidation scope and exchange rates). Activity was affected by the completion of certain major contracts outside France and the slowdown in the industrial economic environment.

Environmental Services

The following table shows a breakdown of our revenues within the Environmental Services (waste management) Division in 2009 and 2008:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
8,731.5	9,572.4	-8.8%	-7.5%	-0.1%	-1.2%

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

•

In France, revenue slumped 10.8% (9.3% at constant consolidation scope) due to a drop in industrial and commercial volumes linked to the economic slowdown and the decline in recycled material prices.

•

Outside France, activity reported a downturn of 7.9% (6.8% at constant consolidation scope and exchange rates). The majority of geographical areas were affected by the economic context. The 8.9% fall in revenue in Germany (11.3% at constant consolidation scope), was due to a reduction in volumes and prices in the paper business and a decrease in industrial waste volumes. Revenue in the United Kingdom (down 12.9% on a current basis and down 3.7% at constant consolidation scope and exchange rates) was affected by a decrease in industrial waste and volumes placed in landfill sites, although the positive contribution of integrated contracts helped limit this impact. In North America (down 4.2% on a current basis and down 9.1% at constant consolidation scope and exchange rates), a decrease in volumes collected affected all businesses but was offset in certain cases by price increases. The Asia-Pacific region (down 7.8% on a current basis and down 8.6% at constant consolidation scope and exchange rates) primarily suffered from a decrease in the level of services and industrial waste.

At constant consolidation scope and exchange rates, revenue was stable in the fourth quarter of 2009 compared to the fourth quarter of 2008, reflecting the stabilization of economic conditions in the second half of 2009.

Back to Contents

Energy Services

The following table shows a breakdown of our revenues within the Energy Services Division in 2009 and 2008:

Year ended December 31, 2009 (€ million)	Year ended December 31, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
7,041.2	7,395.2	-4.8%	-2.0%	-0.9%	-1.9%

Energy Services Division revenue fell 4.8% (2.0% at constant consolidation scope and exchange rates). This decrease was mainly due to a slowdown in works and service activities on behalf of industrial customers and the negative effect of energy prices (€139.5 million compared to 2008, primarily relating to natural gas sales that are made on a “pass-through” basis to customers). Overall, the impact of the weather was stable compared to 2009. The negative foreign exchange impact of €139.5 million is mainly attributable to Central European currencies.

•

In France, revenue fell 5.1% (5.0% at constant consolidation scope) due to a negative price impact in the second half of the year and a slight contraction in the services business.

•

Outside France, the activity growth of 0.6% at constant consolidation scope and exchange rates (a decline of 5.2% on a current basis) was due to the increase in energy prices in Central Europe and the Baltic States. Construction work and service activities on behalf of industrial customers fell in Europe and particularly Southern Europe.

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

•

Outside France, revenue increased 1.7% (1.0% at constant consolidation scope and exchange rates), reflecting the full-year impact of contracts that started mid-year in 2008 in North America and Germany, and despite the loss of the Melbourne contract in December and the Stockholm contract in November (negative impact of €34 million in 2009 compared to 2008) which had a limited impact compared to 2009, but will have a more significant impact in 2010.

•

External growth of 1.5% reflects the expansion of the partnership with RATP in Asia (Hong Kong and Nanjing Zhongbei tramways in China) and limited acquisitions in France and the United States.

Back to Contents

Revenue by Geographical Region

The following table shows a breakdown of our revenue by geographical region and Operating segment (Division):

Year ended December 31, 2009 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,751.2	1,371.8	640.0	1,619.0	690.5	255.8	1,162.0	857.5	970.5	12,318.3
Environmental Services	3,294.2	1,011.3	1,446.0	774.6	1,142.6	441.4	209.4	75.0	337.0	8,731.5
Energy Services	3,445.5	2.3	342.4	2,633.7	270.4	42.2	67.7	62.5	174.6	7,041.3
Transportation	2,274.1	526.3	49.8	1,440.8	858.0	560.8	61.6	22.6	66.7	5,860.7
Revenue	13,765.0	2,911.7	2,478.2	6,468.1	2,961.5	1,300.2	1,500.7	1,017.6	1,548.8	33,951.8

Year ended December 31, 2008 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,883.5	1,376.7	671.5	1,655.4	612.2	358.5	976.9	862.1	937.1	12,333.9
Environmental Services	3,693.9	1,108.8	1,667.7	795.5	1,178.8	479.3	226.7	79.9	341.8	9,572.4
Energy Services	3,628.2	3.6	487.9	2,595.1	322.0	53.4	56.0	60.6	188.4	7,395.2
Transportation	2,262.5	514.0	49.8	1,559.1	760.4	546.5	10.3	24.2	61.3	5,788.1
Revenue	14,468.1	3,003.1	2,876.9	6,605.1	2,873.4	1,437.7	1,269.9	1,026.8	1,528.6	35,089.6

Change (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(132.3)	(4.9)	(31.5)	(36.4)	78.3	(102.7)	185.1	(4.6)	33.5	(15.6)
Environmental Services	(399.7)	(97.5)	(221.7)	(20.9)	(36.2)	(37.9)	(17.3)	(4.9)	(4.8)	(840.9)
Energy Services	(182.7)	(1.3)	(145.5)	38.6	(51.6)	(11.2)	11.7	1.9	(13.9)	(353.9)
Transportation	11.6	12.3	0.0	(118.3)	97.6	14.3	51.3	(1.6)	5.4	72.6
Revenue	(703.1)	(91.4)	(398.7)	(137.0)	88.1	(137.5)	230.8	(9.2)	20.2	(1,137.8)
% Change	-4.9%	-3.0%	-13.9%	-2.1%	3.1%	-9.6%	18.2%	-0.9%	1.3%	-3.2%
% Change (at constant exchange rates)	-4.9%	-3.0%	-5.5%	2.1%	-2.6%	-8.6%	11.7%	-1.5%	3.0%	-2.3%

Revenue trends were affected by the fallout from the economic crisis, which was nonetheless variable between geographical areas and depends in particular on the mix of different Group businesses and the relative weight of the Environmental Services Division.

France

Revenue fell 4.9% in 2009; the Environmental Services business reported a slump of 10.8% in France (9.3% at constant consolidation scope) due to a fall in industrial and commercial volumes associated with the economic slowdown and a decrease in the price of recycled materials.

The Water business also contracted primarily due to a 0.2% fall in volumes distributed compared to 2008. Finally, the Energy Services Division was affected by an unfavorable price effect in the second half of the year and a slight decrease in the services business.

Back to Contents

Germany

The 3.0% fall in revenue was due to the marked decrease in activities in the Environmental Services Division (fall in the price of recycled raw materials and particularly paper and decrease in industrial and commercial waste collection volumes). Water Division activities were relatively stable and in particular the Braunschweig contract and activities in the Transportation Division enjoyed good organic growth.

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

Other European Countries

Revenue growth at constant exchange rates was 2.1%. This was achieved thanks to the development of Energy Services businesses in the Baltic States and Central Europe (positive price and weather effects). Conversely, growth was dampened by the fall in volumes and prices of recycled materials in the majority of countries where the Environmental Services Division is present, and the fall in activity in the Transportation (termination of Stockholm and Warsaw contracts) and Water (completion of work on the Brussels contract) Divisions.

United States

The fall of 2.6% at constant exchange rates was marked by the slump in activities in the Environmental Services Division due to the economic context (decrease in volumes across all businesses, partially offset by price increases). Activity in the Energy Services Division was penalized by the negative impact of the fall in the price of gas. Growth in the other sectors was achieved due to new contracts in the Transportation Division, the good resistance of construction activities and the start-up of the Milwaukee water-treatment contract, as well as increasing activity in Indianapolis in the Water Division.

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

Rest of the World (including the Middle-East)

The growth of 1.2% at constant exchange rates was mainly due to a growth in construction activities in the Water Division in the Middle-East and the development of Proactiva in South America (in particular the new concession contract in the Water Division in Guayaquil).

Back to Contents

Operating Income

Operating income for the year ended December 31, 2009 was €1,981.8 million, compared to €1,927.2 million for the year ended December 31, 2008, representing an increase of 2.8% at current exchange rates (6.0% at constant exchange rates). This increase was realized despite a decline in both adjusted operating cash flow and adjusted operating income, primarily as a result of the fact that significant goodwill impairment charges were recorded in the Environmental Services Division in 2008.

The principal factors that impacted the change in operating income from the year ended December 31, 2008 to the year ended December 31, 2009 were the following:

•

the change in adjusted operating cash flow, which is discussed below;

•

the €35 million impairment of operating financial assets in Italy in the Environmental Services Division in 2009, following a review of the business plan incorporating the expected outcome of contractual negotiations still in progress as of December 31, 2009;

•

net charges to operating provisions in 2009 (compared to a net reversal/release of provisions in 2008), primarily encompassing asset risks, operating risks and litigation risks on certain contracts, as well as fair value adjustments on derivatives used to hedge the prices of raw materials;

•

impairment losses of €405.6 million recorded in 2008 in respect of goodwill and intangible assets of Veolia Environmental Services Germany;

•

the negative impact of the decrease in discount rates on site rehabilitation provisions of €56 million in 2009, compared to a reversal of €21 million in 2008, in the Environmental Services Division; and

•

capital gains on disposals of €213.5 million in 2009 (including €99.0 million on the sale of Veolia Propreté Nettoyage et Multi-Services in the Environmental Services Division) compared to €112.5 million in 2008.

Adjusted operating cash flow was €3,513.6 million in 2009, compared with €3,636.2 million in 2008, a decline of 3.4% at current exchange rates and 1.4% at constant exchange rates. The limited decline in adjusted operating cash flow from 2008 to 2009, in a difficult economic climate, demonstrates the Group’s ability to adapt its cost structure to a drop in volumes and prices. The decline in adjusted operating cash flow resulted primarily from lower results in the Environmental Services Division (volumes, prices of recycled materials sold). For the Group, this contraction was largely offset by a major effort to reduce costs which led to total savings in excess of €380 million compared to prior year costs on the same projects, and by the greater resilience of our other business activities to the business environment. The total cost savings included €126 million realized pursuant to a supplementary cost reduction program in the Environmental Services Division due to the slowdown of the economy, and €255 million pursuant to the Group’s overall Efficiency Plan.

In this way, the Group successfully maintained its adjusted operating cash flow margin (equal to adjusted operating cash flow as a percentage of revenues) between 2008 and 2009 (10.3% in 2009 compared to 10.4% in 2008), despite the difficult economic environment.

The total negative exchange rate impact on adjusted operating cash flow of €77.4 million was primarily due to the depreciation of the pound sterling in the amount of €44.1 million, mainly in the Water and Environmental Services Divisions, and the depreciation of Central European currencies in the amount of €33.1 million, mainly in the Energy Services Division. These and other downward movements in currencies were partially offset by the appreciation of the U.S. dollar in the amount of €19.1 million, mainly in the Environmental Services Division.

Net charges to operating depreciation and amortization increased from €1,620.0 million for the year ended December 31, 2008 to €1,749.3 million for the year ended December 31, 2009, as a result of new contracts and recent acquisitions. Net reversals to operating provisions totaled €8.8 million for the year ended December 31, 2009, compared to €103.7 for the year ended December 31, 2008.

Back to Contents

Cost of sales totaled €28,115.9 million for the year ended December 31, 2009 (82.8% of total revenue), compared to €29,280.1 million for the year ended December 31, 2008 (83.4% of total revenue). Selling costs and general and administrative expenses for the year ended December 31, 2009 totaled €597.7 million and €3,451.9 million respectively, compared to €610.5 million and €3,321.2 million for the year ended December 31, 2008. Selling costs and general and administrative expenses represented 11.9% of revenue in 2009, compared to 11.2% in 2008. The modest increase in selling costs and general and administrative expenses relates primarily to an increase in insurance costs and new IT systems.

Overall, industrial and financial capital gains totaled €213.5 million in 2009 compared to €112.5 million in 2008. We also recorded capital gains in 2008 on the sale of Clemessy and Crystal and in 2009 on the sale of the US incineration activities (Montenay International) in the Environmental Services Division and Freight activities in the Transportation Division, which are recorded under income from discontinued operations, and thus are not included in operating income.

Adjusted Operating Income

Adjusted operating income was €1,894.1 million for the year ended December 31, 2009, compared to €2,242.2 million for the year ended December 31, 2008, representing a decline of 15.5% (12.8% at constant exchange rates). Changes in operating income and adjusted operating income break down as follows:

	Operating income				Adjusted operating income
(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	% change	% change at constant exchange rates	Year ended December 31, 2009	Year ended December 31, 2008	% change	% change at constant exchange rates
Water	1,145.4	1,187.3	-3.5	-0.9	1,145.4	1,185.0	-3.3	-0.8
Environmental Services	449.4	252.1	78.3	82.7	355.4	607.1	-41.5	-39.6
Energy Services	400.5	425.1	-5.8	-1.7	401.4	420.9	-4.6	-0.6
Transportation	152.9	170.5	-10.3	-9.8	158.3	137.0	15.6	16.2
Holding companies	(166.4)	(107.8)			(166.4)	(107.8)
Total	1,981.8	1,927.2	2.8		1,894.1	2,242.2	-15.5
Total at 2008 exchange rates	2,042.2	1,927.2		6.0	1,954.5	2,242.2		-12.8

The following table shows a reconciliation of our adjusted operating income to our operating income by Division in 2009 and 2008:

		Adjustments
Year ended December 31, 2008 (€ million)	Adjusted operating income	Impairment losses	Special Items	Operating income
Water	1,145.4	-	-	1,145.4
Environmental Services	355.4	-	94.0(1)	449.4
Energy Services	401.4	(0.9)	-	400.5
Transportation	158.3	(5.4)	-	152.9
Holding companies	(166.4)	-	-	(166.4)
Total	1,894.1	(6.3)	94.0	1,981.8
(1) Unaudited figures, after recapitalization.

Back to Contents

Represents primarily capital gains realized on the disposal of Veolia Propreté Nettoyage et Multi-Services.

		Adjustments
Year ended December 31, 2008 (€ million)	Adjusted operating income	Impairment losses	Special Items	Operating income
Water	1,185.0	-	2.3	1,187.3
Environmental Services	607.1	(343.0)(1)	(12.0)	252.1
Energy Services	420.9	-	4.2	425.1
Transportation	137.0	(37.7)	71.2(2)	170.5
Holding companies	(107.8)	-		(107.8)
Total	2,242.2	(380.7)	65.7	1,927.2

(1)   Represents primarily impairment charges relating to Veolia Environmental Services Germany.

(2)   Represents primarily badwill recorded in the income statement related to the purchase of minority interests in SNCM.

Operating Income and Adjusted Operating Income by Division

Water

The Water Division’s operating income declined modestly to €1,145.4 million for the year ended December 31, 2009, compared to €1,187.3 million for the year ended December 31, 2008, although it was essentially stable at constant exchange rates. Operating income was affected by an increase in operating depreciation and amortization charges between 2008 and 2009 and a decrease in net gains on disposals of industrial and financial assets. Net reversals to operating provisions totaled €41.2 million for the year ended December 31, 2009, compared to €35.7 million for the year ended December 31, 2008. Net charges to depreciation and amortization totaled €473.3 million for the year ended December 31, 2009, compared to €443.8 million for the year ended December 31, 2008.

The remaining change in operating income was due to the change in adjusted operating cash flow, which is discussed below under “—Adjusted Operating Cash Flow.”

Adjusted operating income was stable at constant exchange rates, but decreased by 3.3% at current exchange rates, to €1,145.4 million for the year ended December 31, 2009, compared to €1,185.0 million for the year ended December 31, 2008.

Overall, the operating income margin (operating income as a percentage of revenue) and the adjusted operating income margin (adjusted operating income as a percentage of revenue) fell from 9.6% in 2008 to 9.3% in 2009.

Environmental Services

Operating income in Environmental Services was €449.4 million for the year ended December 31, 2009, compared to €252.1 million for the year ended December 31, 2008, representing an increase of 78.3% (82.7% at constant exchange rates). This balance includes the capital gain realized on the sale of Veolia Propreté Nettoyage et Multi-Services of €99 million in 2009, compared to substantial impairment losses recognized in Germany (€405.6 million) in 2008.

Operating income was affected by an increase in operating depreciation and amortization, which totaled €792.1 million for the year ended December 31, 2009, compared to €707.4 million for the year ended December 31, 2008. Net charges to operating provisions totaled €54.1 million for the year ended December 31, 2009, compared to €14.7 million for the year ended December 31, 2008.

The remaining change in operating income was due to the change in adjusted operating cash flow, which is discussed below under “—Adjusted Operating Cash Flow.”

Back to Contents

Adjusted operating income was €355.4 million for the year ended December 31, 2009 (excluding the capital gain realized on the sale of Veolia Propreté Nettoyage et Multi-Services), compared to €607.1 million for the year ended December 31, 2008 (excluding the substantial impairment losses in Germany), representing a decrease of 41.5% (39.6% at constant exchange rates).

Adjusted operating income of the Environmental Services Division for the year ended December 31, 2009 included a €35 million impairment of operating financial assets in Italy, following a review of the business plan incorporating the expected outcome of ongoing contractual negotiations. 2008 adjusted operating income included an impairment charge of €62.6 million on intangible assets recognized on the acquisition of Sulo.

The fall in adjusted operating income also included a negative impact of €77 million compared to 2008 associated with the decrease in discount rates used as of December 31 each year to calculate site rehabilitation provisions.

The operating income margin (operating income as a percentage of revenue) increased from 2.6% in 2008 to 5.1% in 2009. However, the adjusted operating income margin (adjusted operating income as a percentage of revenue) fell from 6.3% in 2008 to 4.1% in 2009.

Energy Services

Operating income was €400.5 million for the year ended December 31, 2009, compared to €425.1 million for the year ended December 31, 2008, representing a decrease of 5.8% at current exchange rates (1.7% at constant exchange rates).

Net charges to operating provisions totaled €22.1 million for the year ended December 31, 2009, compared to a net reversal of €12.8 million for the year ended December 31, 2008. Net charges to operating depreciation and amortization totaled €228.6 million for the year ended December 31, 2009, compared to €219.4 million for the year ended December 31, 2008.

The remaining change in operating income was due to the change in adjusted operating cash flow, which is discussed below under “—Adjusted Operating Cash Flow.”

Adjusted operating income was €401.4 million for the year ended December 31, 2009, compared to €420.9 million for the year ended December 31, 2008, representing a decrease of 4.6% at current exchange rates (decrease of 0.6% at constant exchange rates).

Overall, both the operating income margin and the adjusted operating income margin were stable at 5.7% in both 2009 and 2008.

Transportation

Operating income for the Transportation Division was €152.9 million for the year ended December 31, 2009, compared to €170.5 million for the year ended December 31, 2008, representing a decrease of 10.3% (9.8% at constant exchange rates). The decrease resulted in large part from the positive impact in 2008 of badwill recorded upon the purchase of minority interests in SNCM, which was only partially offset by goodwill impairment charges.

Net reversals of operating provisions totaled €52.1 million for the year ended December 31, 2009, compared to €71.1 million for the year ended December 31, 2008. Net charges to operating depreciation and amortization totaled €242.4 million for the year ended December 31, 2009, compared to €238.3 million for the year ended December 31, 2008.

The remaining change in operating income was due to the change in adjusted operating cash flow, which is discussed below under “—Adjusted Operating Cash Flow.”

Adjusted operating income (which excludes the impact of badwill and goodwill impairment) was €158.3 million for the year ended December 31, 2009, compared to €137 million for the year ended December 31, 2008, representing an increase of 15.6% (16.2% at constant exchange rates).

Back to Contents

The operating income margin (operating income as a percentage of revenue) fell from 2.9% in 2008 to 2.6% in 2009. The adjusted operating income margin (adjusted operating income as a percentage of revenue) increased from 2.3% in 2008 to 2.7% in 2009.

Operating Income (Loss) from Holding Companies

Unallocated operating loss (representing operating income or loss of holding company activities) was €107.8 million in 2008 and €166.4 million in 2009. Adjusted operating loss of holding companies was identical to operating loss in both years. The increase from 2008 to 2009 reflected the increase in negative adjusted operating cash flow from holding companies, described below.

Adjusted Operating Cash Flow by Division

Adjusted operating cash flow was €3,513.6 million in 2009, compared with €3,636.2 million in 2008, a decline of 3.4% at current exchange rates and 1.4% at constant exchange rates. The following table breaks down adjusted operating cash flow by Division, at both current and constant exchange rates:

	Adjusted operating cash flow
			Change
(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	% change	% change at constant exchange rates
Water	1,545.4	1,518.7	1.8	3.8
Environmental Services	1,174.6	1,302.6	-9.8	-8.4
Energy Services	608.6	621.0	-2.0	2.1
Transportation	327.0	287.4	13.8	14.7
Holding companies	(142.0)	(93.5)
Adjusted operating cash flow	3,513.6	3,636.2	-3.4
Adjusted operating cash flow at 2008 exchange rates	3,591.0	3,636.2		-1.4
The following table shows a reconciliation of our adjusted operating cash flow to our operating income by Division in 2009 and 2008:

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2009 (€ million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets(1)	Others	Operating Income
Water	1,545.4	41.2	(473.3)	-	25.1	7.0	1,145.4
Environmental Services	1,174.6	(54.1)	(792.1)	-	123.7	(2.7)	449.4
Energy Services	608.6	(22.1)	(228.6)	(0.9)	43.5	-	400.5
Transportation	327.0	52.1	(242.4)	(5.4)	21.2	0.4	152.9
Holding companies	(142.0)	(8.3)	(12.9)	-	-	(3.2)	(166.4)
Total	3,513.6	8.8	(1,749.3)	(6.3)	213.5	1.5	1,981.8
(1) Primarily net gains on sale of Veolia Propreté Nettoyage et Multiservices for €99 million in the Environmental Services Division.

Back to Contents

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2008 (€ million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill(1)	Capital gains (losses) on disposal of non-current assets	Others	Operating Income
Water	1,518.7	35.7	(443.8)	2.3	66.0	8.4	1,187.3
Environmental Services	1,302.6	(14.7)	(707.4)	(343.0)	16.0	(1.4)	252.1
Energy Services	621.0	12.8	(219.4)	4.2	11.8	(5.3)	425.1
Transportation	287.4	71.1	(238.3)	33.5	18.6	(1.8)	170.5
Holding companies	(93.5)	(1.2)	(11.1)	-	0.1	(2.1)	(107.8)
Total	3,636.2	103.7	(1,620.0)	(303.0)	112.5	(2.2)	1,927.2
(1) Primarily goodwill impairment for German activities in the Environmental Services Division in 2008.

Water

The Water Division reported adjusted operating cash flow of €1,545.4 million for the year ended December 31, 2009, compared to €1,518.7 million for the year ended December 31, 2008, representing an increase of 1.8% at current exchange rates (3.8% at constant exchange rates). The adjusted operating cash flow margin increased from 12.3% in 2008 to 12.5% in 2009, reflecting an increase in the margin on operating activities and a decrease in the margin on construction activities.

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

Environmental Services

The Environmental Services Division reported adjusted operating cash flow of €1,174.6 million for the year ended December 31, 2009, compared to €1,302.6 million for the year ended December 31, 2008, representing a decrease of 9.8% (or a decrease of 8.4% at constant exchange rates).

The fall in waste volumes and primarily industrial and hazardous waste volumes and the slump in the price of recycled materials (paper and non-ferrous metal) compared to 2008 had a major impact on operating performance in this sector in all major countries (France, United Kingdom, Germany, Australia and the United States). The positive impact of the cost-cutting plan (€126 million in 2009) and the Efficiency Plan (€72 million) and the favorable impact of the fall in fuel prices progressively enabled a turnaround in trends which became positive at the year-end as economic conditions stabilized.

Back to Contents

The adjusted operating cash flow margin (adjusted operating cash flow as a percentage of revenues from continued operations) decreased from 13.6% in 2008 to 13.5% in 2009. The improvement in the adjusted operating cash flow margin rate in the fourth quarter of 2009 on the same period in 2008 was substantial, increasing from 12.2% in the 4th quarter of 2008 to 15.1% in the 4th quarter of 2009.

Energy Services

The Energy Services Division reported adjusted operating cash flow of €608.6 million for the year ended December 31, 2009, compared to €621.0 million for the year ended December 31, 2008, representing a decrease of 2.0% (increase of 2.1% at constant exchange rates).

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

The adjusted operating cash flow margin increased from 8.4% in 2008 to 8.6% in 2009.

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

The adjusted operating cash flow margin increased from 5.0% in 2008 to 5.6% in 2009.

Adjusted Operating Cash Flow of Holding Companies

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

Back to Contents

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Finance Costs, Net (€ million)	Year ended December 31, 2009	Year ended December 31, 2008
Income	95.9	202.0
Expenses	(864.1)	(1,089.6)
Finance costs, net	(768.2)	(887.6)

Net finance costs decreased whereas the average financial debt rose from €16,142 million in 2008 to €16,466 million in 2009. This decline in net finance costs was attributable to the reduction in the financing rate from 5.61% in 2008 to 4.76% in 2009. The “financing rate” is equal to the ratio of net financing costs, excluding fair value adjustments to instruments that do not qualify for hedge accounting, to average monthly net financial debt for the period. See “Liquidity and Capital Resources – Net Financial Debt” for a discussion of net financial debt.

This decrease by approximately 1% in the financing rate was primarily due to:

•

the decline in short-term rates for the floating-rate portion of debt (particularly Eonia, Euribor, Libor GBP and USD); and

•

partially offset by the return on cash and cash equivalents (cash arising from a €2 billion bond issue on April 24, 2009) invested in short-term low risk instruments offering a return comparable to Eonia.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (€ million)	Year ended December 31, 2009	Year ended December 31, 2008
Net gains on loans and receivables	14.4	43.7
Net gains and losses on available-for-sale assets (including dividends)	8.0	9.3
Assets and liabilities at fair value through profit and loss	(19.3)	37.4
Unwinding of the discount on provisions	(83.5)	(73.0)
Foreign exchange gains and losses	(10.2)	(43.9)
Other	(14.2)	(10.1)
Other financial income and expenses	(104.8)	(36.6)

Other financial expenses increased from €36.6 million for the year ended December 31, 2008 to €104.8 million for the year ended December 31, 2009. This was mainly due to a €29.3 million decrease in net gains on loans and receivables, and a €56.7 million negative difference in fair value adjustments on assets recorded at fair value through profit and loss, of which €60 million related to the indexation clauses in Water Division contracts. In addition, improved currency management resulted in a reduction in foreign exchange losses from €43.9 million in 2008 to €10.2 million in 2009.

Back to Contents

Income Tax Expense

The consolidated income tax expense of the Group for the year ended December 31, 2009 was €239.1 million compared to €460.5 million for the year ended December 31, 2008.

As a percentage of pre-tax net income from continuing operations (adjusted to eliminate our share in the net income of associates), the effective tax rate was 21.6% for 2009, compared to 45.9% for 2008. The decline in this rate was mainly attributable to the inclusion in the 2008 effective tax rate of the impacts of unfavorable changes in tax legislation, asset impairments with no tax savings and the contribution of loss-making subsidiaries which have no prospects of recovery (inventory effect). In contrast, the 2009 tax rate includes the positive impacts arising from disposal gains taxed at low rates.

Share of Net Income of Associates

The share of net income from associates decreased from €18.2 million in 2008 to €0.9 million in 2009, mainly due to the divestiture in 2009 of Compagnie Méridionale de Navigation in the Transportation Division.

Net Income / (Loss) from Discontinued Operations

The net loss from discontinued operations totaled €26.9 million in 2009, compared to net income of €148.5 million in 2008. The 2009 net loss was mainly due to the gains and losses arising from the divestiture of Freight activities (Veolia Cargo) in the Transportation Division in December 2009 and the incineration business in the United States within the Environmental Services Division in August 2009. It also includes the net income or loss from activities in the United Kingdom in the Transportation Division, the Water activities in the Netherlands and in Gabon, as well as the Norway activities in the Environmental Services Division. In 2008, the net income mainly included the capital gain arising from the disposal of Clemessy and Crystal in the Energy Services Division for a net amount of €176.5 million, with a share attributable to non-controlling interests of €60 million.

Net Income for the Year Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was €257.8 million in 2009, compared to €304.1 million in the previous year. In 2008, this income included the capital gain realized on the divestiture of Clemessy and Crystal in the Energy Services Division of €60 million.

Net Income Attributable to Owners of the Company

Net income for the year attributable to owners of the Company totaled €584.1 million in 2009, compared to €405.1 million in 2008. Adjusted net income attributable to owners of the Company was €519.0 million in 2009, compared to €681.6 million in 2008.

After adjustment for the share dividend distribution in 2009, basic and diluted earnings per share attributable to owners of the Company were both €1.24 in 2009, compared to €0.88 (basic) and €0.87 (diluted) in 2008. Basic and diluted adjusted net income per share attributable to owners of the Company were both €1.10 in 2009, compared to €1.47 in 2008. See Item 3. “Key Information – Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Back to Contents

Adjusted net income attributable to owners of the Company for the year ended December 31, 2009 is determined as follows:

Year ended December 31, 2009 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,894.1	87.7(1)	1,981.8
Net finance costs	(768.2)	-	(768.2)
Other financial income and expenses	(104.8)	-	(104.8)
Income tax expense	(239.1)	-	(239.1)
Share of net income of associates	-0.9	-	-0.9
Net income from discontinued operations	-	(26.9)	(26.9)
Non-controlling interests	(262.1)	4.3	(257.8)
Net income attributable to owners of the Company	519.0	65.1	584.1
(1) Adjustments to operating income are described above under “Operating Income – Adjusted Operating Income.”

Adjusted net income attributable to owners of the Company for the year ended December 31, 2008 is determined as follows:

Year ended December 31, 2008 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	2,242.2	(315.0) (1)	1,927.2
Net finance costs	(887.6)	-	(887.6)
Other financial income and expenses	(36.6)	-	(36.6)
Income tax expense	(418.6)	(41.9) (2)	(460.5)
Share of net income of associates	18.2	-	18.2
Net income from discontinued operations	-	148.5	148.5
Non-controlling interests	(236.0)	(68.1) (3)	(304.1)
Net income attributable to owners of the Company	681.6	(276.5)	405.1

(1)   Adjustments to operating income are described above under “Operating Income – Adjusted Operating Income.”

(2)   Impairment charge in respect of deferred tax assets in Germany in the Environmental Services Division following the review of the Veolia Propreté Germany business plan.

(3)   Primarily the share attributable to non-controlling interests of €60 million arising from the disposal of Clemessy and Crystal in the Energy Services Division. This is necessary to ensure that the amount for discontinued operations is limited to the amount that was actually included in net income attributable to owners of the Company.

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Our operations generate significant cash flow. We use our operating cash flow to fund our investments and to make payments on our financial debt. In 2010, our cash flow from operating activities (including the impact of changes in working capital) was more than sufficient to cover our investing requirements, interest payments and income tax payments. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth information relating to our consolidated cash flows for the years ended December 31, 2009 and 2010.

Consolidated Cash Flows (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Operating cash flow before changes in working capital and income taxes paid	3,742	3,578
Changes in working capital	83	432
Income taxes paid	(368)	(408)
Net cash from operating activities	3,457	3,602
Net cash from/(used in) investing activities	(1,817)	(1,352)
Net increase/(decrease) in current borrowings	(938)	(1,324)
New non-current borrowings and other debt	538	3,301
Principal payments on non-current borrowings and other debt	(149)	(1,515)
Issue of share capital subscribed by the non-controlling interests	129	157
Other share capital changes	8	5
Transactions with non-controlling interests: partial purchases and sales	92	51
Dividends paid	(735)	(434)
Interest paid	(822)	(730)
Net cash from/(used in) financing activities	(1,877)	(489)

The figures in the table above include net cash flows attributable to discontinued operations, in respect of which we recorded net cash from operating activities of €66.4 million in 2010 and €29.4 million in 2009, net cash from investing activities of €48.1 million in 2010 and €252.3 million in 2009 and net cash outflow from financing activities of €21.0 million in 2010 and €34.1 million in 2009.

Net cash from operating activities decreased from €3,602 million in 2009 to €3,457 million in 2010, reflecting the following:

•

An increase in operating cash flow before changes in working capital and income taxes paid, from €3,578 million in 2009, to €3,742 million in 2010, which we discuss below.

•

Changes in working capital of €83 million in 2010 compared to €432 million in 2009. The change in working capital variation was due an increase in activity in the Environmental Services and Energy Services Divisions, a reduction in activities in Veolia Water Solutions & Technologies due to the completion of seawater desalination contracts in the Middle East and targeted action plans for trade receivables in certain countries.

•

Income tax payments in 2009 were €408 million, compared to €368 million in 2010.

Most of our “operating cash flow before changes in working capital and income taxes paid” comes from cash flows produced by the ordinary operations in our Divisions and our holding company activities. This constitutes our “adjusted operating cash flow,” which we use as a performance indicator and analyze under “—Results of Operations—Year ended December 31, 2010 Compared to Year Ended December 31, 2009 – Operating Income.” The remainder comes from operating cash flows from financing activities (meaning cash flow related to items recorded in our income statement as “other financial income and expenses,” consisting primarily of foreign exchange gains and losses), as well as operating cash flow from discontinued operations.

Back to Contents

The increase in “operating cash flow before changes in working capital and income taxes paid” in 2010 reflected primarily the increase in adjusted operating cash flow, which was €3,653.8 million in 2010 compared to €3,513.6 million in 2009. See “—Results of Operations—Year ended December 31, 2010 Compared to Year Ended December 31, 2009 – Operating Income.” Operating cash flow from financing activities was a net outflow of €18.3 million in 2010 compared to a net outflow of €1.4 million in 2009. Discontinued operations resulted in a net operating cash inflow of €106.0 million in 2010, compared to a net inflow of €65.5 million in 2009.

Net cash used in investing activities was €1,817 million in 2010, compared to €1,352 million in 2009. This increase was due to an increase in financial investments, primarily non-regulated assets of United Utilities in the Water Division. In addition, in 2010 we maintained our divestitures (industrial and financial), as described in more detail below under “— Industrial and Financial Divestitures and transactions with non-controlling interests – partial sales.” Industrial investments remained stable in 2010, as described in more detail below under “—Investing Activities.”

Net cash used in financing activities was €1,877 million in 2010 as compared to €489 million in 2009. As described in further detail below under “Financing Activities,” we significantly reduced the level of our new non-current borrowings in 2010 compared to 2009, while continuing to make significant principal payments on non-current borrowings. On the other hand, dividends paid in cash in 2010 (14% of the dividends were paid in shares) increased compared with 2009 (58% of the dividends were paid in shares). The issuance of share capital subscribed by the minority shareholders (which we refer to as “non-controlling interests” pursuant to IFRS) decreased slightly in 2010 compared with 2009.

Investing Activities

In addition to cash flow relating to investing activities, we monitor our net investments on an enterprise value basis, which permits us to analyze our investments by taking into account the debt and cash of the entities in which we invest (we analyze this debt and cash as part of our consolidated net financial debt, as described under “– Financial Debt Structure” below). We also include investments made under finance lease arrangements, as well as the portion attributable to non-controlling interests of loans that we make to entities that we control. In addition, for purposes of our analysis of net investments, when non-controlling interests subscribe for new shares in entities that we control, we consider the subscription as the equivalent of a disposal (the amount of the subscription is recorded in our consolidated cash flow statement as net cash from financing activities). Similarly, when we purchase or sell non-controlling interests in affiliates to other parties, we consider this to be the equivalent of an investment or disposal, although such transactions are recorded as net cash from financing activities.

As a result, “Net investment” includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, adding or subtracting, as applicable, the net debt of companies entering or leaving the scope of consolidation, partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control), new operating financial assets, principal payments on operating financial assets and share capital increases subscribed by non-controlling interests.

Back to Contents

The following table sets forth the calculation of our net investments for the years ended December 31, 2010 and 2009.

Net Investments (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Net cash flow from / (used in) investing activities in the cash flow statement	(1,817)	(1,352)
New operating financial assets (investments under finance leases)	(6)	(17)
Industrial investments net of grants (investments under finance leases)	(24)	(27)
Net financial debt of entities acquired	(135)	(151)
Transactions with non-controlling interests: partial purchases	(92)	(9)
Net cash of entities divested	248	312
Transactions with non-controlling interests: partial sales	184	60
Dividends received from associates	(13)	(15)
Increase/(decrease) in receivables and other financial assets(1)	(41)	(163)
Net investments calculated on an enterprise value basis (before issuance of share capital to non-controlling interests)	(1,696)	(1,362)
Issue of share capital subscribed by the non-controlling interests	105	138
Total net investments	(1,591)	(1,224)

(1)   In 2010 and 2009, this reflects primarily the share attributable to non-controlling interests in loans to Dalkia International and its subsidiaries and advance payments to suppliers in respect of trains in our Transportation Division.

The following table shows the breakdown of our investing activities during 2010 and 2009 by operating segment (Division):

Total net investments by Operating segments (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Water	584	438
Environmental Services	504	227
Energy Services	197	339
Transportation	243	158
Others	63	62
Net investments by Operating segments	1,591	1,224

Back to Contents

Our total net investments of €1,591 million in 2010 compared to €1,224 million in 2009 are broken down as follows by operating segment (Division) and by type of investment:

Year ended December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments	713	647	355	339	54	2,108
Financial investments	306	61	179	3	12	561
New operating financial assets	303	75	87	30	-	495
Transactions with non-controlling interests: partial purchases	-	-	90	1	1	92
Total Gross Investments	1,322	783	711	373	67	3,256
Industrial divestitures	(52)	(51)	(11)	(89)	(2)	(205)
Financial divestitures	(398)	(181)	(161)	(7)	-	(747)
Transactions with non-controlling interests: partial sales	-	-	(183)	(1)	-	(184)
Issue of share capital subscribed by the non-controlling interests	(96)	(4)	(3)	-	(2)	(105)
Total divestitures	(546)	(236)	(358)	(97)	(4)	(1,241)
Principal payments on operating financial assets	(192)	(43)	(156)	(33)	-	(424)
Total Net Investments	584	504	197	243	63	1,591

Year ended December 31, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments	589	626	416	445	56	2,132
Financial investments	160	6	97	58	8	329
New operating financial assets	279	74	121	26	-	500
Transactions with non-controlling interests: partial purchases	-	3	2	4	-	9
Total Gross Investments	1,028	709	636	533	64	2,970
Industrial divestitures	(45)	(40)	(14)	(158)	(2)	(259)
Financial divestitures	(211)	(366)	(106)	(151)	-	(834)
Transactions with non-controlling interests: partial sales	(33)	-	(15)	(12)	-	(60)
Issue of share capital subscribed by the non-controlling interests	(97)	(5)	(12)	(24)	-	(138)
Total divestitures	(386)	(411)	(147)	(345)	(2)	(1,291)
Principal payments on operating financial assets	(204)	(71)	(150)	(30)	-	(455)
Total Net Investments	438	227	339	158	62	1,224

Back to Contents

Industrial Investments

Industrial investments (including assets purchased under finance leases) amounted to €2,108 million in 2010 compared to €2,132 million in 2009 and break down as follows:

•

€713 million in the Water Division (up 21.1% compared to 2009), including €480 million in growth investments and €233 million in maintenance-related investments (€253 million in 2009). Growth investments in 2010 mainly concerned concession assets in France, China and Morocco;

•

€647 million in the Environmental Services Division (up 3.4% compared to 2009), including €176 million in growth investments and €471 million in maintenance-related investments (€496 million in 2009). The tight control over industrial investments reflects the ongoing adaptation of the Environmental Services Division to an economic environment which remained challenging for most of 2010;

•

€355 million in the Energy Services Division (down 14.7% compared to 2009), including €248 million in growth investments and €107 million in maintenance-related investments (€120 million in 2009). The drop in industrial investments mainly relates to Dalkia assets in the United Kingdom and the Czech Republic following divestitures; and

•

€339 million in the Transportation Division (down 23.8% compared to 2009), including €95 million in growth investments and €244 million in maintenance-related investments (€377 million in 2009). Industrial investments in 2009 primarily included the acquisition of the Jean Nicoli 2 boat for €79 million.

Maintenance-related investments totaled €1,075 million in 2010 (3.1% of revenue), compared to €1,271 million in 2009 (3.7% of revenue).

Financial Investments and transactions with non-controlling interests – partial purchases

Financial investments totaled €561 million in 2010, compared to €329 million in 2009. The main financial investments in 2010 concerned:

•

the acquisition of certain United Utilities Group businesses in Europe by Veolia Eau for an enterprise value of €193 million;

•

the acquisition of New World Resources Energy (which since changed its name to Dalkia Industry CZ) by Dalkia in the Czech Republic for an enterprise value of €97 million; and

•

the acquisition of shareholdings in certain companies jointly held with Suez Environnement following the redistribution completed on March 22, 2010.

The main financial investment in 2009 was the acquisition of a cogeneration plant in Estonia (Digismart) in the Energy Services Division for €72 million.

Partial purchases with non-controlling interests totaled €92 million in 2010 and mainly concerned the acquisition by Dalkia of the EBRD’s 26.29% shareholding in Dalkia Polska.

Back to Contents

New Operating Financial Assets

New operating financial assets totaled €495 million in 2010, compared to €500 million in 2009, and break down as follows:

•

€303 million in the Water Division, mainly comprising new operating financial assets under the Berlin contract and certain investments in Asia (China and Korea) and the Middle East (Abu Dhabi);

•

€75 million in the Environmental Services Division, comprising various investments in Europe (primarily the United Kingdom);

•

€87 million in the Energy Services Division, representing a decrease of €34 million compared to 2009 mainly concerning France; and

•

€30 million in the Transportation Division, mainly comprising new operating financial assets under the Rhone Express contract.

Industrial and Financial Divestitures and Transactions with Non-Controlling Interests – Partial Sales

Industrial and financial divestitures amounted to €952 million, compared to €1,093 million in 2009, and break down as follows:

•

industrial divestitures of €205 million, including €89 million in the Transportation Division and €52 million in the Water Division, mainly concerning real estate sales;

•

financial divestitures of €747 million, including:

•

the Miami-Dade Waste-to-Energy contract in the United States in the Environmental Services Division for €93 million;

•

85% of the investment in Dalkia Usti nad Labem for €145 million (Group share);

•

certain Water Division activities in the Netherlands for €118 million; and

•

three PFI contracts in Scotland, acquired as part of United Utilities acquisition transactions for €69 million.

Partial sales with non-controlling interests where there was no change in control totaled €184 million in 2010 and mainly concerned the reorganization of the Energy Services Division in the Czech Republic and Poland.

Principal Payments on Operating Financial Assets

Principal payments on operating financial assets amounted to €424 million in 2010 (including €192 million in the Water Division and €156 million in the Energy Services Division), compared to €455 million in 2009.

Issue of Share Capital subscribed by Non-Controlling Interests

Issuances of share capital subscribed by non-controlling interests totaled €105 million in 2010, compared to €138 million in 2009 and mainly concerned an issuance performed in June 2010 by the Water Division, related to the acquisition of an interest in Veolia Voda by IFC.

Back to Contents

Free Cash Flow

In order to monitor our liquidity position, we use an indicator called free cash flow. We use free cash flow internally because we believe it approximates the variation in our net financial debt before exchange rate effects. Free cash flow is also an indicator that we believe is followed by investors and financial analysts. We calculate free cash flow as shown in the following table.

Free Cash Flow (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Operating cash flow before changes in working capital and income taxes paid	3,742	3,578
Changes in working capital	83	432
Net investments	(1,591)	(1,224)
Dividends received	13	15
(Increase) / Decrease in receivables and other financial assets	41	163
Other share capital changes	32	24
Dividends paid	(735)	(434)
Income taxes paid	(368)	(408)
Interest paid	(808)	(802)
= FREE CASH FLOW	409	1,344

Free cash flow for the year ended December 31, 2010 (after payment of the dividend) is therefore €409 million, compared to €1,344 million in 2009.

This decrease between 2009 and 2010 was due to the following:

•

a larger percentage of the dividend was paid in cash in 2010 compared to 2009: 86% of the dividend was paid in cash in 2010 compared to 42% in 2009;

•

gross investments were higher in 2010 while divestitures remained almost stable between 2009 and 2010, primarily non regulated assets of United Utilities assets in the Water Division; and

•

the change in working capital made a smaller contribution to free cash flow.

Financing Activities

Net cash from / (used in) financing activities in 2010 and 2009:

The following table breaks down our net cash used in (or from) financing activities in 2009 and 2010.

Net Cash Used from Financing Activities (€ million)	Year Ended December 31, 2010	Year Ended December 31, 2009	Change 2010 / 2009
Net increase/(decrease) in current borrowings	(938)	(1,324)	386
New non-current borrowings and other debts	538	3,301	(2,763)
Principal payments on non-current borrowings and other debt	(149)	(1,515)	1,366
Issue of share capital subscribed by the non-controlling interests	129	157	(28)
Other movements in equity	8	5	3
Dividends paid	(735)	(434)	(301)
Interest paid	(822)	(730)	(92)
Transactions with non-controlling interests: partial purchases	(92)	(9)	(83)
Transactions with non-controlling interests: partial sales	184	60	124
Net cash from (used in) financing activities in the cash flow statement	(1,877)	(489)	(1,388)

Back to Contents

Net cash used in financing activities in the Consolidated cash flow statement totaled €1,877 million in 2010, compared to €489 million in 2009, representing a change of €1,388 million. This increase was mainly due to:

•

a €2,763 million decrease over the period in new non-current borrowings and other debts. In 2009, Veolia Environnement realized new bond issues under its EMTN (Euro Medium Term Notes) program in the amount of €2,250 million, while no significant bond issues were realized in 2010;

•

a €1,366 million decrease in principal payments on non-current borrowings and other debt. In April 2009, €800 million was repaid on the euro syndicated loan;

•

a €301 million increase in dividends paid between 2009 and 2010.

Sources of Funds

Financings

On June 24, 2010, we launched a bond exchange offer for our 5.875% bonds maturing in February 2012 and our 4.875% bonds maturing in May 2013. In exchange for the bonds tendered, a new €835 million bond maturing in January 2021 was issued, paying a coupon of 4.247%. The offer closed on July 1, 2010.

The other main borrowings maturing or that were repaid or refinanced in 2010 are as follows:

•

the CZK600 million EMTN Series 9 bond issue (€23.6 million euro equivalent), which matured on April 23, 2010;

•

the CZK6 billion tranche of the syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais, and ING Bank in favor of Veolia Environnement (€242.3 million euro equivalent), which matured on July 29, 2010; and

•

the Aquiris project debt (Brussels wastewater treatment plant), which was repaid in full (€169 million) on May 17, 2010.

In addition, on November 22, 2010, Veolia Environnement signed a US$1.25 billion letter of credit facility refinancing the US$1.5 billion facility signed in December 2004. This five-year facility is available to Veolia Environnement SA and certain of its U.S. subsidiaries. It may be drawn in the form of letters of credit and partially in cash.

We centralize our significant financings to ensure optimization. Certain financings contracted by the parent company contain restrictions on structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement.

Our financing (including the notes issued under our EMTN program under which €11.4 billion was outstanding as of December 31, 2010) does not contain any default provisions tied to compliance with a debt ratio, an interest coverage ratio or a minimum credit rating, except for our 2003 U.S. private placement notes, of which €324.9 million were outstanding as of December 31, 2010 which are subject to two coverage ratios (debt hedging ratio < 5.3 and interest hedging ratio > 3.2). For more information see note 17 to our Consolidated Financial Statements.

Our existing syndicated credit documentation and bilateral credit lines do not contain any events of default tied to restrictive financial covenants (such as debt payout ratios or interest coverage ratios). The debt payout ratio (the ratio between net debt and operating cash flow adjusted for certain items) is used to determine the margin applicable to certain significant financings under pricing grids, such as the syndicated credit lines signed in 2004 for a maximum aggregate amount of US$1.125 billion (drawn down in the amount of approximately €408 million as of December 31, 2010).

At the end of 2010, we were in compliance with the covenants of all our material financings.

Back to Contents

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

As of December 31, 2010, the financing agreements containing such covenants and amounting to more than €100 million (Group share) were as follows:

Borrower (€ million)	Outstanding as of December 31, 2010	Type of covenant
Shenzhen (Veolia Eau – China)	110.7	Minimum reserve account
Redal (Veolia Eau - Morocco)	100.3	Working capital, equity/share capital, Debt Service Coverage Ratio and minimum reserve account

As of December 31, 2010, the Group complied with all the covenants contained in the documentation of significant financing agreements.

Liquidity

The following table sets forth our principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items, as of December 31, 2008, 2009 and 2010:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Veolia Environnement:
Undrawn Medium Term syndicated loans	3,654.5	3,694.6	2,890.3
Undrawn Medium Term credit lines	1,000.0	400.0	575.0
Undrawn Short Term credit lines	100.0	575.0	350.0
Letter of credit facility	467.7	-	-
Cash & cash equivalents	3,680.8	4,091.2	2,283.6
Subsidiaries:
Cash & cash equivalents	1,726.0	1,523.2	1,566.0
Total liquid assets and availabilities	10,629.0	10,284.0	7,664.9
Current debt and bank overdrafts, and other cash position items
Current debt	2,827.1	2,983.1	3,219.7
Bank overdrafts and other cash position items	387.0	454.9	465.7
Total current debts and bank overdrafts and other cash position items	3,214.1	3,438.0	3,685.4
Total liquid assets and availabilities, net of current debt and bank overdrafts, and other cash position items	7,414.9	6,846.0	3,979.5

Back to Contents

Undrawn credit lines as of December 31, 2010 are as follows:

Bank	Maturity	Amount (€ million)
Société Générale	12/29/2015	150
Banco Santander	08/19/2015	100
Bank of Tokyo-Mitsubishi	10/01/2015	150
CM CIC	12/17/2013	100
Commerzbank	12/10/2013	100
CACIB	04/16/2013	100
NATIXIS	03/31/2012	150
BNP Paribas	03/02/2012	150
HSBC	06/30/2011	100
TOTAL		1,100

Financial Debt Structure

We use net financial debt, a non-GAAP financial measure, to analyze our financial position. We believe this measure is useful because it shows the amount of our outstanding debt, less cash and cash equivalents, without regard to the timing of our use of cash to repay debt. However, we cannot actually use all of our cash to repay debt at any given time, particularly because we need to maintain cash balances to fund our day-to-day operations. As a result, you should not place undue reliance on this measure.

The following table sets forth the calculation of our net financial debt as of December 31, 2010:

Net Financial Debt (€ million)	As of December 31, 2010	As of December 31, 2009
Non-current borrowings	17,896.1	17,647.3
Current borrowings	2,827.1	2,983.1
Bank overdrafts and other cash position items	387.0	454.9
Sub-total borrowings	21,110.2	21,085.3
Cash and cash equivalents	(5,406.8)	(5,614.4)
Fair value gains/losses on hedge derivatives	(485.4)	(343.2)
Net financial debt	15,218.0	15,127.7

The following table sets forth the maturity schedule of our long-term borrowings as of December 31, 2010:

Long-Term Borrowings		Maturing in
(€ million)	Amount	2 to 3 years	4 to 5 years	More than 5 years
Bond issues	13,625.7	2,004.5	2,382.0	9,239.2
Bank borrowings	4,270.4	1,429.8	572.2	2,268.4
Non-current borrowings	17,896.1	3,434.3	2,954.2	11,507.6

Back to Contents

Shareholders’ Equity

Total equity attributable to owners of the Company was €7,966.2 million as of December 31, 2010, an increase of €505.6 million compared to €7,460.6 at year-end 2009. In addition to the impact of 2010 net income and the payment in 2010 of the €1.21 per share dividend for fiscal year 2009, we also recorded foreign exchange translation adjustments of €483.2 million in 2010, as well as a decrease in equity of €112.3 million from net investment hedge adjustments (which represent currency translation adjustments on certain loans to affiliates that meet the criteria of a net investment as defined under IAS 21 “The effect of changes in foreign exchange rates”). We also recorded an increase of €109.1 million in equity from the issuance of new shares, primarily as a result of the election by shareholders to receive their 2009 dividends in new shares.

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

Net income from operations is calculated as follows:

Net Income from Operations (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Adjusted operating income	2,055.7	1,894.1
+ Share of net income of associates	18.5	(0.9)
- Adjusted income tax expense(1)	(296.1)	(210.1)
- Revenue from operating financial assets	(388.0)	(383.9)
+ Income tax expense allocated to operating financial assets	84.1	77.1
Net income from operations	1,474.2	1,376.3

(1)   In 2004, the financial restructuring operations that followed the divestiture of the U.S. activities of the Water Division generated tax losses which were recognized in the consolidated balance sheet. Given its exceptional nature, the resulting credit of €138.4 million recognized in net income was eliminated from the calculation of ROCE. The utilization of these tax losses in 2009 and 2010 generated charges of €29.0 million and €23.1 million, respectively, which were similarly eliminated from the calculation of ROCE.

Back to Contents

Average capital employed during the year is defined as the average of opening and closing capital employed. Capital employed is equal to the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts. Capital employed in 2010 includes the assets of companies classified as assets held for sale as of December 31, 2010. Capital employed is calculated as follows:

Average capital employed (€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Intangible assets and property, plant and equipment, net(1)	15,377.0	14,187.8	14,140.2
Goodwill, net of impairment	6,840.2	6,479.9	6,476.6
Investments in associates	311.7	267.7	309.1
Operating and non-operating working capital requirements, net(2)	(419.3)	(164.1)	131.0
Net derivative instruments and other(3)	(71.5)	(47.7)	32.6
Provisions	(3,003.7)	(2,929.4)	(2,813.8)
Assets and liabilities classified as held for sale	76.4	258.0	82.9
Capital employed	19,110.8	18,052.2	18,358.6
Average capital employed	18,581.5	18,205.4

(1)   Including the investment in certain United Utilities businesses (Water Division) for €156 million in 2010 and a foreign exchange translation impact of €566 million.

(2)   Including net deferred assets but excluding deferred taxes relating to U.S. divestitures and associated restructuring (nil in 2010, €23.1 million in 2009 and €52.0 million in 2008).

(3)   Excluding debt fair value hedging derivatives for €531.4 million in 2010, €343.2 million in 2009 and €371.5 million in 2008.

The capital employed shown in the above table compared to previously published figures for 2008 and 2009 has been adjusted to reflect discontinued operations. Capital employed as of December 31, 2008 and 2009, as previously published, was €18,620.7 and €18,301.4 million, respectively.

The Group’s return on capital employed after tax (ROCE) is as follows:

(€ million)	Net income from operations	Average capital employed	ROCE after tax
2010	1,474.2	18,581.5	7.9%
2009	1,376.3	18,205.4	7.6%

Back to Contents

Capital employed breaks down by Division and country or region as follows:

As of December 31, 2010 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,101.1	595.3	1,284.6	1,430.3	196.0	14.2	1,633.9	14.5	295.7	6,565.6
Environmental Services	1,462.4	707.8	1,061.8	663.8	1,302.7	369.6	180.9	68.2	167.9	5,985.1
Energy Services	1,133.8	(0.6)	87.1	2,068.2	654.1	11.7	133.0	28.8	93.8	4,209.9
Transportation	639.5	63.0	(1.5)	506.7	261.2	58.8	41.4	14.4	79.1	1,662.6
Unallocated amounts*	135.6	-	(49.6)	173.4	342.3	-	-	(0.6)	86.5	687.6
Segment assets	4,472.4	1,365.5	2,382.4	4,842.4	2,756.3	454.3	1,989.2	125.3	723.0	19,110.8
* Including holding companies, other central entities and Proactiva

As of December 31, 2009 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,142.1	604.2	1,184.3	1,313.3	170.7	12.7	1,399.9	8.7	295.3	6,131.2
Environmental Services	1,656.5	734.3	1,058.6	618.5	1,194.1	282.9	162.5	55.4	152.0	5,914.8
Energy Services	1,044.4	3.6	80.1	2,007.0	589.0	10.6	108.1	16.0	75.8	3,934.6
Transportation	657.9	37.9	(1.0)	468.7	229.2	50.4	43.5	17.0	58.6	1,562.2
Unallocated amounts*	19.3	-	(67.6)	164.9	313.9	-	-	(0.5)	79.4	509.4
Segment assets	4,520.2	1,380.0	2,254.4	4,572.4	2,496.9	356.6	1,714.0	96.6	661.1	18,052.2
* Including holding companies, other central entities and Proactiva

Change (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(41.0)	(8.9)	100.3	117.0	25.3	1.5	234.0	5.8	0.4	434.4
Environmental Services	(194.1)	(26.5)	3.2	45.3	108.6	86.7	18.4	12.8	15.9	70.3
Energy Services	89.4	(4.2)	7.0	61.2	65.1	1.1	24.9	12.8	18.0	275.3
Transportation	(18.4)	25.1	(0.5)	38.0	32.0	8.4	(2.1)	(2.6)	20.5	100.4
Unallocated amounts*	116.3	-	18.0	8.5	28.4	-	-	(0.1)	7.1	178.2
Segment assets	(47.7)	(14.5)	128.0	270.0	259.4	97.7	275.2	28.7	61.9	1,058.6
* Including holding companies, other central entities and Proactiva

Back to Contents

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described in this document under various headings in this Item 5. “Operating and Financial Review and Prospects” as well as in the notes to our Consolidated Financial Statements.

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs at December 31, 2010:

Contractual Obligations	Payments Due by Period
(€ million)	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Long-Term Debt Obligations (1) (2)	20,039.7	2,714.7	3,200.6	2,860.0	11,264.4
Operating Lease Obligations (1) (2)	3,108.1	690.5	955.6	627.1	834.9
Capital Lease Obligations (3)	871.4	146.8	265.4	132.1	327.1
Closure and post-closure(4)	673.3	93.9	126.7	82.3	370.4
Total	24,692.5	3,645.9	4,548.3	3,701.5	12,796.8

(1)   Including non-current and current borrowings, but excluding capital lease obligations (see (3) below).

(2)   We are also obligated to pay interest on our long-term and other debt obligations. To measure our obligations, we use a tool that we call the “financing rate,” which we define as the ratio between the cost of net debt (equal to net finance costs, excluding fair value adjustments on financial instruments not qualifying for hedge accounting) and the average net financial debt (based on a monthly weighted average). In 2010, the financing rate was 5.09%. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Note 29 to our Consolidated Financial Statements. After taking into account hedging transactions, 49.7% of our financial debt bears interest at fixed rates. Assuming a constant net debt policy, a 0.5% increase in interest rates would generate an increase in net finance costs of €20 million.

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

Specific Commitments Given

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event that an EDF competitor takes control of our Company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or in the event a Veolia Environnement competitor, acting alone or in concert, takes control of EDF. Failing an agreement on the share transfer price under such options, the sale price would be determined by an expert.

Back to Contents

Other Commitments Given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 36 to our Consolidated Financial Statements) nor the specific commitments and contingencies described above. The following table sets forth our other commitments given as of the dates indicated.

				Maturity
Other Commitments (€ million)	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	6,966.9	7,321.0	8,259.5	2,774.6	3,285.8	2,199.1
Operational guarantees including performance bonds	6,624.9	6,950.9	7,894.9	2,597.6	3,194.2	2,103.1
Purchase commitments	219.2	162.1	110.2	74.4	22.9	12.9
Other commitments given	122.8	208.0	254.4	102.6	68.7	83.1
Commitments relating to the consolidated scope	681.2	861.1	772.0	342.8	201.6	227.6
Vendor warranties	392.7	591.6	575.4	188.7	162.4	224.3
Purchase commitment	257.2	263.0	192.9	151.0	39.2	2.7
Sale commitment	31.3	6.5	3.7	3.1	-	0.6
Financing commitments	1,064.8	945.1	904.1	441.1	267.1	195.9
Letters of credit	706.7	604.5	486.4	240.5	119.3	126.6
Debt guarantees	358.1	340.6	417.7	200.6	147.8	69.3
Total commitments given	8,712.9	9,127.2	9,935.6	3,558.5	3,754.5	2,622.6

The increase in commitments given is mainly due to foreign exchange rate fluctuations.

The following table breaks down our other commitments by Division as of December 31, 2008, 2009 and 2010:

Other Commitments (€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Water	6,541.1	6,036.4	5,891.8
Environmental Services	797.0	831.1	901.7
Energy Services	838.2	700.3	538.1
Transportation	405.2	533.2	415.8
Proactiva	51.7	45.2	50.6
Holding companies	1,241.2	942.0	891.3
Other	61.2	39.0	23.6
Total	9,935.6	9,127.2	8,712.9

Back to Contents

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Our Company is a société anonyme à conseil d’administration, which is a French corporation with a single Board of Directors. Our shares are listed on Euronext Paris operated by NYSE Euronext and, in the form of American Depository Shares, on the New York Stock Exchange (NYSE). We are subject to French regulations, in particular relating to corporate governance, and to regulations applicable to foreign companies listed in the United States.

See Item 16G. “Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE listed companies.

Board of Directors

Our Board of Directors has adopted an internal charter, as well as internal charters for the Accounts and Audit Committee, the Nominations and Compensation Committee and the Research, Innovation and Sustainable Development Committee, respectively. The purpose of these charters was initially to apply the recommendations of the report of a French working group chaired by Mr. Daniel Bouton relating to the improvement of corporate governance practices in French public companies (known as the “Bouton report”).

The internal rules and regulations of the Accounts and Audit Committee were amended by our Board of Directors at its meetings held on March 24, 2009 and on November 9, 2010, to take into account the Order (ordonnance) of December 8, 2008 implementing into French law the Eighth Directive on Statutory Audits of Corporate Financial Statements (Directive 2006/43/EC), which has been applicable to the Company since September 1, 2010, and the recommendations of the Autorité des Marchés Financiers (AMF) from July 2010.

Pursuant to French law, our Company is required to refer to a corporate governance code and to comply with the provisions of such code or to declare the provisions it does not comply with and the reasons for which it decided not to apply such provisions. At its meeting of January 7, 2009, our Board of Directors reviewed the consolidated version of the AFEP-MEDEF code of December 2008 (a code of recommended practices for governance and executive compensation that is widely used in France) (the “AFEP-MEDEF Code”) and confirmed that this code was consistent with our existing corporate governance practices. We believe that our practices conform to the provisions of this AFEP-MEDEF Code updated in April 2010 that our Company has decided to refer.

Composition and Appointment of the Board of Directors

As of the date hereof, the Board of Directors has seventeen members and one non-voting member (censeur). The list of directors, the expiration date of their terms of office and other personal information about them is set forth below. As proposed by our Board of Directors, the General Shareholders’ Meeting on May 7, 2010 decided to ratify the appointment of Ms. Esther Koplowitz and to renew her term of office. It also decided to renew the terms of office of Messrs. Daniel Bouton, Jean-François Dehecq, Paul-Louis Girardot, Serge Michel and Georges Ralli. Finally, it decided to appoint as directors Antoine Frérot; Group Industriel Marcel Dassault, represented by its Deputy Chief Executive Officer, Mr. Olivier Costa de Beauregard; and Qatari Diar Real Estate Investment Company, now represented by its Chief Corporate Improvement Officer, Dr. Mohd Alhamadi. Moreover, pursuant to the powers delegated to it by the 2010 Shareholders’ Meeting, our Board of Directors decided to appoint, Mr. Thierry Dassault as censeur of the Board. (see Item 8. “Financial Information” below).

In accordance with our Articles of Association, which require that one-fourth of our Board of Directors be renewed every year, and based on the recommendations of the Nominations and Compensation Committee, our Board has proposed that the term of office of the following independent directors be renewed for a period of four years by the General Shareholders’’ Meeting that will be held on May 17, 2011: Jean Azéma, Pierre-André de Chalendar, Baudoin Prot, and Luois Schweitzer. After these renewals, the Board of Directors has seventeen members as in 2010, including one woman and eleven independent directors, plus one censeur.

Back to Contents

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

The Company’s Board of Directors does not currently include any members elected by the employees. However, a representative of the Company’s works council (comité d’entreprise) is entitled to attend Board of Directors’ meetings in a non-voting, advisory capacity.

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

Chairman of the Board of Directors

The appointment of our former Chairman, Mr. Henri Proglio, to the position of Chairman and Chief Executive Officer of EDF led our Board of Directors to conduct an in-depth review of changes to be made to our governance from October to November 2009. The Board decided that it was in the interest of the Company and our shareholders to maintain continuity and stability vis-à-vis customers and employees by retaining Mr. Henri Proglio as Chairman of the Board of Veolia Environnement, while separating this position from that of Chief Executive Officer. Mr. Proglio informed our Company that he intended to remain in this position through 2010, and that he would resign from this position at the end of 2010. On December 12, 2010, Mr. Proglio resigned from his position as Chairman of the Board of our Company. On that occasion, our Board of Directors decided to re-combine the positions of Chairman of the Board and Chief Executive Officer, and to appoint Mr. Antoine Frérot, our Chief Executive Officer, as Chairman of the Board of Directors. In making this decision, the Board concluded that this combination of the two functions is in the interest of the Company and our shareholders.

Vice-Chairman of the Board of Directors (Senior Independent Director)

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

In addition to the powers conferred on the Board of Directors by French law, its internal rules and regulations impose an internal requirement that certain major decisions of the Chief Executive Officer be submitted to the Board of Directors’ for prior approval. These internal limitations of authority are described below under “—Management.”

Back to Contents

Board Members

The following table sets forth the names and ages of the current members of our Board of Directors, the date of their first appointment, or renewal, as the case may be, to the Board and the date of expiration of their current term of office and their current principal business activities conducted outside of our Company. All positions and offices of our directors indicated below are given as of December 31, 2010. Unless otherwise stated, all terms of office shall expire at the General Shareholders’ Meeting for the year stated. Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Antoine Frérot

Age 52

Date of first appointment:

5/07/2010

Renewal of term:

N/A

Expiration of term:

2014

Principal Function within our Company:

Chairman and Chief Executive Officer of Veolia Environnement

Principal Business Activities outside our Company:

Chairman of the Board of Directors of Veolia Water

General Manager of Veolia Eau – Compagnie Générale des Eaux

Louis Schweitzer*

Age 68

Date of first appointment:

4/30/2003

Renewal of term :

05/07/2009

Expiration of term:

2011

Principal Function within our Company:

Director and Vice-Chairman of the Board of Directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:

Chairman of the Board of Directors of Astra Zeneca (UK)

Jean Azéma*

Age 58

Date of first appointment:

4/30/2003

Renewal of term :

05/07/2009

Expiration of term:

2011

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Groupama SA

Back to Contents

Daniel Bouton*

Age 60

Date of first appointment:

4/30/2003

Renewal of term :

05/07/2010

Expiration of term:

2014

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

Member of the Accounts and Audit Committee since November 2, 2009 and Chairman of this Committee since January 1, 2010.

Principal Business Activities outside our Company:

Chairman of DMJB Conseil

Senior Advisor at Rothschild &Cie Banque

Pierre-André de Chalendar*

Age 52

Date of first appointment:

05/07/2009

Renewal of term:
N/A

Expiration of Term:

2011

Principal position held within our Company:

Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee since May 7, 2009

Member of the Research, Innovation and Sustainable Development Committee since May 7, 2010

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Compagnie de Saint-Gobain

Jean-François Dehecq*

Age 71

Date of first appointment:

05/11/2006

Renewal of term:

05/07/2010

Expiration of term:

2012

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Honorary Chairman of the Board of Directors of Sanofi-Aventis

President of Fondation d’Entreprise Sanofi Espoir

Augustin de Romanet de Beaune

Age 49

Date of first appointment:

03/29/2007

Renewal of term :

05/07/2009

Expiration of term:

2013

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of Caisse des Dépôts et Consignations

Back to Contents

Paul-Louis Girardot*

Age 77

Date of first appointment:

04/30/2003

Renewal of term :

05/07/2010

Expiration of term:

2014

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Member of the Research, Innovation and Sustainable Development Committee since September 14, 2006

Principal Business Activities outside our Company:

Chairman of the Supervisory Board of Veolia Eau – Compagnie Générale des Eaux

Groupe Industriel Marcel Dassault*

Represented by Olivier Costa de Beauregard

Age 51

Date of first appointment:

05/07/2010

Renewal of term :

N/A

Expiration of term:

2014

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Member of the Nominations and Compensation Committee since May 7, 2010

Member of the Accounts and Audit Committee since May 7, 2010

Principal Business Activities outside our Company:

Deputy Chief Executive Officer of the Groupe Industriel Marcel Dassault

Esther Koplowitz*

Date of first appointment:

01/01/2010

Renewal of term :

05/07/2010

Expiration of term:

2012

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

President of the Esther Koplowitz Foundation

Vice-Chairman of the Board of Directors of Fomento de Construcciones y Contratas (F.C.C.) SA (representing B-1998 SL) (Spain)

Philippe Kourilsky

Age 68

Date of first appointment:

04/30/2003

Renewal of term :

05/07/2009

Expiration of term:

2013

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Chairman of the Research, Innovation and Sustainable Development Committee since September 14, 2006

Principal Business Activities outside our Company:

Professor at the Collège de France

Member of the Académie des Sciences

Back to Contents

Serge Michel

Age 84

Date of first appointment:

04/30/2003

Renewal of term :

05/07/2010

Expiration of term:

2012

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Chairman of the Nominations and Compensation Committee since April 30,2003

Principal Business Activities outside our Company:

President of Soficot SAS

Henri Proglio

Age 61

Date of first appointment:

04/30/2003

Renewal of term :

05/07/2009

Expiration of term:

2013

Principal Function within our Company:

Chairman of the Board of Directors of Veolia Environnement until December 12, 2010

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman and Chief Executive Officer of Electricité de France (EDF)

Baudouin Prot*

Age 59

Date of first appointment:

04/30/2003

Renewal of term :

05/07/2009

Expiration of term:

2011

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Director and Chief Executive Officer of BNP Paribas

Qatari Diar Real Estate Investment Company*

Represented by Dr. Mohd Alhamadi

Age 48

Date of first appointment:

05/07/2010

Renewal of term :

N/A

Expiration of term:

2014

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Corporate Improvement Officer of Qatari Diar Real Estate Investment Company

Back to Contents

Georges Ralli

Age 62

Date of first appointment:

04/30/2003

Renewal of term :

05/07/2010

Expiration of term:

2012

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

President and Managing Partner of Lazard Frères Gestion SAS

Paolo Scaroni*

Age 64

Date of first appointment:

12/12/2006

Renewal of term :

5/07/2009

Expiration of term:

2013

Principal Function within our Company:

Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chief Executive Officer of ENI (Italy)

Thierry Dassault

Age 53

Date of first appointment:

05/07/2010

Renewal of term :

N/A

Expiration of term:

2014

Principal Function within our Company:

Censeur of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:

Chairman of Keynectis SA

* Independent director.

Antoine Frérot is a graduate of the École Polytechnique (year 1977), engineer at the Ponts et Chaussées corps and holds a doctorate from the École Nationale des Ponts et Chaussées. He started his career in 1981 as an engineering researcher at the Central Research Office for French Overseas Departments and Territories. In 1983, he joined the Center of Study and Research of the École Nationale des Ponts et Chaussées as project manager and then become assistant director from 1984 to 1988. From 1988 to 1990, he was in charge of financial operations at Crédit National. In 1990, Antoine Frérot joined Compagnie Générale des Eaux as an official representative and, in 1995, became Chief Executive Officer of CGEA Transport. In 2000, he was appointed Chief Executive Officer of CONNEX, the Transportation Division of Vivendi Environnement, and member of the Executive Committee of Vivendi Environnement. In January 2003, Mr. Frérot was appointed Chief Executive Officer of Veolia Eau, the Water Division of Veolia Environnement, and Senior Executive Vice President of Veolia Environnement. In November 2009, he was appointed Chief Executive Officer, and in December 2010 Chairman and Chief Executive Officer, of Veolia Environnement.

Back to Contents

Louis Schweitzer is a graduate of the Institut d’Études Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA) and was Inspector of Finance at the French Treasury. From 1981 to 1986, he was chief of staff for Laurent Fabius (who was successively junior Budget Minister, Minister for Industry and Research and Prime Minister). In 1986, he joined Renault’s senior management and then successively held the positions of director of planning and management control, chief financial officer and Executive Vice-President. He was appointed Chief Executive Officer of Renault in December 1990, then Chairman and Chief Executive Officer in May 1992 until April 29, 2005, when he was appointed Chairman of the Board of Directors of Renault. Louis Schweitzer did not wish to seek the renewal of his term of office as Director of Renault during the annual general meeting held on May 6, 2009. He was appointed Vice-Chairman of the Veolia Environnement Board of Directors on November 27, 2009.

Jean Azéma holds an engineering degree from the École Supérieure d’Agriculture de Purpan (ESAP), as well as a degree from the Centre National d’Études Supérieures de Sécurité Sociale (CNESS). He began his career at Union Départementale de la Mutualité Agricole des Pyrénées Orientales in 1975, moved to the Centre National d’Études Supérieures de la Sécurité Sociale from 1978 to 1979, and to the Union Départementale de la Mutualité Agricole of Allier from 1979 to 1987. From 1987 to 1995, Mr. Azéma served as financial director of Groupama Vie, investments director for Groupama, account management and consolidation director at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and insurance director at CCAMA. In 1996, he was appointed Chief Executive Officer of Groupama Sud-Ouest, in 1998, Chief Executive Officer of Groupama Sud and in June 2000, Chief Executive Officer of Groupama. Jean Azéma is currently Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama, Chairman of the Fédération Française des Sociétés d’Assurance Mutuelles and Deputy Chairman of Fédération Française des Sociétés d’Assurance.

Daniel Bouton holds a degree in political science and is a graduate of the École Nationale d'Administration (ENA) and was an Inspector of Finance at the French Treasury. He has held a number of positions in the French Ministry of Economy, Finance and Industry, including that of budget director, between 1988 and 1991. In 1991, he began working at Société Générale, serving as Chief Executive Officer starting in 1993, and as Chairman and Chief Executive Officer starting in 1997. He was appointed to the position of Chairman of the Board of Directors of Société Générale in May 2008, then resigned from his duties of Director and Chairman of the bank in May 2009. In November 2009, Daniel Bouton incorporated a consulting company, DMJB Conseil, of which he is the Chairman.

Pierre-André de Chalendar is a graduate of ESSEC and the École Nationale d’Administration (ENA). He was Inspector of Finance at the French Treasury. In November 1989, he joined Compagnie de Saint Gobain where he held various positions, before being appointed Deputy Chief Executive Officer in May 2005, Director in June 2006 then Chief Executive Officer in June 2007, and he was appointed Chairman and Chief Executive Officer of Compagnie de Saint Gobain in June 2010.

Jean-François Dehecq is a graduate of the Ecole Nationale des Arts et Métiers. After having been a mathematics teacher from 1964 to 1965 at the Saint-Vincent de Senlis Catholic high school, he became a scientific research intern in the army’s nuclear propulsion department. In 1965, he joined the Compagnie Nationale des Pétroles d’Aquitaine (SNPA, which later became Elf Aquitaine). After four years in the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Lacq plant, a major gas production site in France. In 1973, he became Chief Executive Officer of Sanofi, a major division of Elf Aquitaine. From 1982 to 1988, he was deputy Chairman and Chief Executive Officer of Sanofi before assuming full management authority in February 1988. In 1999, he became Chairman and Chief Executive Officer of Sanofi Synthelabo and, in 2004, organized the Sanofi-Aventis merger. From 2007 to 2010, Jean-François Dehecq was the Chairman of the Board of Directors of Sanofi-Aventis.

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

Groupe Industriel Marcel Dassault (GIMD) operates in the civil aeronautics and military sector and invests in various other industries. GIMD’s has a permanent representative on the Board of Directors of Veolia Environnement, Olivier Costa de Beauregard.

Olivier Costa de Beauregard, passed the agrégation examination of History and is a graduate of the Institut d’Études Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA) (1984-1986). He was Inspector of Finance at the French Treasury from 1986 to 1990 and became a project leader with the Chief Investment Officer of the Union des Assurances de Paris (UAP) in 1991. Mr. Costa de Beauregard was on the Prime Minister’s staff from 1993 to 1995 as the Chief Technical Counsel of the Public Facilities, Accommodation and Transportation sectors and was appointed Chief Strategy Officer of AXA–UAP France in 1996. In 1998 he was appointed Executive Officer of Crédit Commercial de France. Mr. Costa de Beauregard joined in 2005 the Groupe Industriel Marcel Dassault of which he is the Deputy Chief Executive Officer.

Esther Koplowitz (Marquise de Casa Peñalver) is the majority shareholder (as well as Vice-Chairman of the Board of Directors and Chairman of the Strategic Committee) of the Spanish group Fomento de Construcciones y Contratas (F.C.C.) specializing in environmental services, renewable energies, infrastructures and cement. She is also Vice-Chairman of the Board of Directors of Cementos Portland Valderrivas. For several years now, Veolia Environnement and F.C.C. have jointly held a subsidiary, Proactiva Medio Ambiente S.A., present in Latin America. Member of the Supervisory Board of Veolia Environnement from 2000 to 2002, Mrs. Esther Koplowitz is the President of the Esther Koplowitz Foundation. In recognition the Spanish business leader has won numerous awards, including the Grand Cross of Civil Merit.

Philippe Kourilsky is a graduate of the École Polytechnique, and holds a doctorate in sciences from the University of Paris. He has devoted his career to life sciences research. He has held numerous management positions in the public and private research sectors, and in particular was the Director of Research at the CNRS and Director General of the Institut Pasteur from 2000 to 2005. Philippe Kourilsky is currently a professor at the Collège de France, a member of the Académie des Sciences and holds honorary doctorates from several foreign universities.

Back to Contents

Serge Michel has spent his entire career in the construction and public works sector. After having held the position of Executive Vice-President with the Compagnie de Saint-Gobain group and been Chairman of Socea, he chaired the SGE group until 1991 and the CISE group until 1997. He was Executive Vice-President of the Compagnie Générale des Eaux until 1992. He is currently President of Soficot, a business management and investment consulting company he founded in 1997.

Henri Proglio is a graduate of the École des Hautes Études Commerciales (HEC). He joined Compagnie Générale des Eaux in 1972 and was appointed Chairman and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice-President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of Veolia Environnement’s Management Board in 2000 and Chairman of the Board of Directors and was Chief Executive Officer from April 2003 to November 27, 2009, on which date he was appointed Chairman of the Board of Directors of Veolia Environnement following his appointment as Chairman and Chief Executive Officer of Electricité de France (EDF) by decree of the President of the French Republic issued during the Ministerial Council meeting of November 25, 2009.

Baudouin Prot is a graduate of the École des Hautes Études Commerciales (HEC) and of the École Nationale d’Administration (ENA). From 1974 to 1983, he was successively the deputy to the prefect of the Franche-Comté region, Inspector of Finance at the French Treasury and deputy to the energy and raw materials director general in the Ministry of Industry. He joined Banque Nationale de Paris in 1983, where he held various positions before being appointed Executive Vice-President in 1992 and Chief Executive Officer in 1996. After having been appointed director and Executive Vice-President of BNP Paribas in March 2000, he has been a director and Chief Executive Officer of BNP Paribas since June 2003.

Qatari Diar Real Estate Investment Company: Qatari Diar is 100% held by Qatar Investment Authority, which is the sovereign fund of the State of Qatar. The Fund is a large scale investor in development and property and operates in twenty countries in the Middle East, Africa and Europe. Qatari Diar has total investment funds of more than US$60 billion. Its permanent representative on the Board of Directors of Veolia Environnement is Dr. Mohd A. Wahed Ali Alhamadi.

Dr. Mohd A. Wahed Ali Alhamadi holds a Ph.D. and a B.Sc. from the Clarkson University (Potsdam, New York, USA) and a M.Sc. from the North Carolina Agricultural and Technical State University (Greensboro, North Carolina, USA). He began his career as a researcher and teacher at the Qatar College of Technology, of which he was Vice Dean from 1995 to 1997, Acting Dean from 1997 to 2000, and Director from 2001 to 2005. Subsequently, he was at the Qatar University, of which he was Director of the Office of Institutional Research & Planning from 2004 to 2007, and since 2007, Vice President for Institutional Planning & Development. He joined Qatari Diar Real Estate Investment Company in November 2008 as Deputy Chief Executive Officer for Corporate Development, and in March 2010 became its Chief Corporate Improvement Officer in charge of strategic development and planning. Over the past five years, he has served on the boards of various companies throughout the world (Qatar Fuel Company up to 2008, and from 2009 until present, Qatar Projects Company, United Libyan Qatari Company and Al Libya Al Qataria Company). He has been a member of the Institute of Electrical and Electronics Engineering (USA) since 1987 and of the Association of Institutional Research (USA) since 2006.

Georges Ralli holds a graduate degree (DESS) in banking and finance from the University of Paris-V and is a graduate of the Institut d’Etudes Politiques (IEP) in Paris and of the Institut Commercial in Nancy. In 1970, he joined Crédit Lyonnais, where he held various management positions until 1981. In 1982, he served as secretary of the Savings Development and Protection Commission. From 1982 to 1985, he headed the financial negotiations department of Crédit du Nord. He joined Lazard in 1986, and became managing partner in 1993 and jointly headed the mergers and acquisitions department of Lazard LLC starting in 1999. Since 2000, Georges Ralli has been Deputy Chairman and Managing Director of the Executive Committee of Lazard LLC (United States) and since 2006 he has been the Co-Chairman of the European Investment Banking Committee of the Lazard Group LLC (United States) and a member of the European Advisory Board. He was head of the Maison française from 2006 to 2009. He currently manages the European M&A activities (President of Maison Lazard) and Asset Management activities (President of Lazard Frères Gestion).

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

Thierry Dassault has been in charge of civil equipment at Électronique Serge Dassault in Brazil (1979-1981), Chief Executive Officer of an alarm systems company (1982-1984), and Associate Producer and Director of Advertising and Institutional Films at Claude Delon Productions (1985-1993). From 1994 to 2006 Mr. Dassault was President of Dassault Multimedia, which acquired shares in Infogrames, Gemplus, Infonie, BFM, CdandCo, Net2one, Emme and Welcome Real-time. In 2004, he led the foundation of Keynectis corporation (the French leader in digital certification), of which he is Chairman. At the end of 2006, Thierry Dassault established the investment company TDH, specialized in emerging technologies (and which holds shares in Aquarelle, Bernardaud, Keynectis, Halys, I-Ces, Oletis, youscribe.com). He is Vice-Chairman of Groupe Industriel Marcel Dassault, in charge of NTIC. He is Vice-Chairman of the Kidney Foundation (Fondation du rein) and is a member of the Boards of Gaumont, Groupe Industriel Marcel Dassault, Halys, I-Ces, Keynectis, Socpresse (Le Figaro), Particulier and Finances Éditions, Veolia Eau – Compagnie Générale des Eaux and Veolia Environnement as a censeur. He is President of the 58th National Session of the IHEDN, a French national defense academy and think tank. He is Chevalier de la Légion d’Honneur and is an air force Colonel of the French military reserve.

Independence Criteria for Directors

In accordance with internal rules and regulations of the Board of Directors, members are considered independent if they have no relationship with our Company, Group or management that might compromise their ability to exercise their judgment objectively. According to our internal rules and regulations, which adopt the criteria stipulated by the AFEP-MEDEF Code, an independent director must:

1.

not be an employee of the Company, not have been a member of the Company’s managing board, not have been a director or member of the executive management of its former parent corporation or of any of the companies that it consolidates, nor have held any such position within the past five years;

2.

not be a director or executive officer of any company in which our Company directly or indirectly holds a directorship or in which an employee appointed as such or a director or executive officer of the Company (now or within the past five years) holds or held a directorship;

3.

not be a customer, supplier, investment banker or commercial banker that is material to our Company or Group or of which our Company or Group represents a significant part of the activity (nor be directly or indirectly linked with such a person);

4.

not have any close family ties with a director or executive officer of our Company;

5.

not have been an auditor of the Company within the past five years;

6.

not have been a member of the supervisory board or director of the Company for more than 12 years before the date on which his current term of office began.

If a director holds ten percent or more of our capital or voting rights or represents a legal entity with such shareholdings, the Board, based on a report from the Nominations and Compensation Committee, shall decide whether or not that person is independent, taking into account the composition of the Company’s capital and the existence of any potential conflicts of interest.

Back to Contents

Those criteria are evaluated and weighed by the Board of Directors, which can determine that a director who does not meet the criteria defined in the internal rules and regulations may nevertheless be characterized as independent because of his or her particular situation or that of the Company, the shareholding structure or for any other reason.

Our internal rules and regulations also require that, each year before publication of our French reference document, the Board of Directors evaluate the independence of each of its members based on the criteria in its rules and regulations, special circumstances, the situation of the relevant director, the Company and the Group and in light of the opinion of the Nominations and Compensation Committee.

Evaluation of the Independence of the Directors

The Board of Directors, at its meeting held on March 24, 2011, performed the annual review of the independence of the directors after hearing the opinion of the Nominations and Compensation Committee. The Board characterized the following members as independent: Jean Azéma, Daniel Bouton, Pierre-André de Chalendar, Jean-François Dehecq, Paul-Louis Girardot, Groupe Industriel Marcel Dassault represented by Olivier Costa de Beauregard, Baudouin Prot, Qatari Diar Real Estate Investment Company represented by Mohd Alhamadi, Paolo Scaroni, Louis Schweitzer and Esther Koplowitz.

With regard to the banking relationships between Veolia Environnement and BNP Paribas, of which Baudouin Prot is a director and Chief Executive Officer, the Board of Directors came to the conclusion that it may consider Baudouin Prot to be an independent director based on the following factors: (i) our solid financial position, (ii) the fact that we do not rely on bank financing and (iii) our limited representation in that bank’s business activities. The Board characterized as independent Qatari Diar Real Estate Investment Company, represented by Dr. Mohd Alhamadi, since there have been no significant business relations between us and that director. That situation will be re-examined in 2012. The Board characterized Paul-Louis Girardot as an independent director because of the time that has elapsed since he ceased to exercise his duties as Chief Executive Officer of the former leading company of the Water Division.

The other directors deemed to be independent do not have any business relationships with us, or do not have significant business relations that are likely to compromise their ability to exercise their judgment objectively.

Thus, as of the date of this annual report on Form 20-F, our Board of Directors had eleven independent members, accounting for 64.7% of the total, which is higher than the percentage recommended by the AFEP-MEDEF Code.

Our internal rules and regulations use criteria that are different from those contained in Rule 10A-3 under the Securities and Exchange Act of 1934. However, we believe that all of our directors listed as independent above are also independent for purposes of Rule 10A-3.

Conflicts of Interest

To the Company’s knowledge, there is no conflict of interests at the level of the Board of Directors or executive management of Veolia Environnement. In addition to the provisions of the French Commercial Code relating to regulated agreements (conventions réglementées), the Board of Directors’ internal rules and regulations provide that directors must inform the Board of Directors of any existing or even potential conflict of interests and abstain from voting in any situation where such a conflict of interest exists.

No arrangement or agreement has been concluded with the Company’s principal shareholders (other than the Groupe Industriel Marcel Dassault and Qatari Diar Real Estate Investment Company), or with its customers or suppliers, pursuant to which a member of the board of directors thereof has been selected to act as a director or to hold an executive management position in the Company.

Back to Contents

Lastly, to the Company’s knowledge, the members of the Board of Directors have not agreed to any restrictions on their ability to transfer any interest they may hold in the capital of Veolia Environnement with the exception of the provision in the articles of association and bylaws requiring each director to own at least 750 registered shares in the Company, except for the agreements concluded with the Group Industrial Marcel Dassault and Qatari Diar Real Estate Investment Company.

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

The amount of directors’ fees paid in 2010 and their division between the members of the Board of Directors are described and detailed in a table under “Compensation – Board of Directors Compensation.” No exceptional compensation was awarded to directors in 2010.

Frequency, Duration and Participation in Meetings

According to its internal rules and regulations, our Board of Directors must meet at least four times a year. In the 2010 fiscal year, it met eleven times (versus fourteen times in 2009), and the average duration of the Board meetings was 2 hours and 15 minutes (versus 2 hours in 2009). The average attendance rate of the Board members was 83.6% in 2010 (versus 85.9% in 2009). The option of participating by means of telecommunication was exercised on the occasion of nine meetings out of eleven in 2010 (versus ten meetings out of fourteen in 2009).

Operations and Activity in 2010

The activities of the Board of Directors in 2010 were mainly divided among the following subject areas: review of the Group strategy, budget, annual and semi-annual financial statements, and reporting on the financial statements of the first and third quarters, as well as financial communications; proposed allocation of income and share-based dividend payments; convening and reports/resolutions to be submitted to the annual mixed general meeting; advising on the Company’s policy concerning systems to motivate the Group’s managers and executives (stock options, bonus shares) and a capital increase reserved for employees; granting of stock subscription options to senior management other than executive officers; presentation of the strategy (long-term plan) and human resources policy of the Group and review of the activities of the Environmental Services Division; reports by the chairpersons on the work of each of the committees; financial and legal authorizations granted to the Chairman and Chief Executive Officer (président-directeur général), and the renewal thereof. The Board examined the Group’s significant guarantees and transactions and, where applicable, granted the corresponding authorizations.

On issues of corporate governance, the Board’s work focused in 2010 on reviewing the compensation policy applicable to the Chief Executive Officer and the Executive Committee, setting the compensation of the Chief Executive Officer, evaluating the independence of the directors, evaluating internal controls and approving the Chairman’s report; renewing the terms of office of certain directors, appointing additional directors and a censeur, reviewing the internal rules and regulations of the Board; changing the composition of the Committees; distributing directors’ fees; reviewing the internal rules and regulations of the Accounts and Audit Committee as recommended by the Autorité des marches financiers (AMF) in 2010; re-combining the duties of Chairman of the Board and Chief Executive Officer.

In 2010, the Board of Directors was regularly informed of changes in the planned combination of Veolia Transport and Transdev and our main business developments. The Board of Directors, thanks to a system of reporting to the Board and the reports from the Accounts and Audit Committee, was periodically informed of changes in the composition of our shareholders, our financial situation and cash position, off-balance sheet commitments, as well as the status of significant litigation. The Chief Finance Officer, the Secretary General and the Legal Director participated in Board meetings in 2010.

Back to Contents

In addition, the Board of Directors’ meeting on March 24, 2010 decided to convene a Combined Shareholders’ Meeting on May 17, 2011. Shareholders will be asked to renew the terms of office of four independent directors (Jean Azéma, Pierre-André de Chalendar, Baudoin Prot and Louis Schweizer) and the terms of office as principal statutory auditors of Ernst & Young et Autres and as deputy auditor of AUDITEX (Ernst & Young Network).

Executive management strives to provide the relevant board meeting documents and all the significant information about our activities to the Board of Directors more quickly, and to ensure the communication of any relevant information between the Board meetings. The directors receive a monthly report on our share price and analyst recommendations. Every six months, executive management provides the directors with in-depth documentation regarding our business activities, market trends, and actions undertaken by the Group.

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

At the Board meeting of December 17, 2009, the Chairman of the Nominations and Compensation Committee reported on the conclusions of the informal evaluation performed as of that date: the directors considered that the organization and operating were satisfactory and that they had the necessary information to participate effectively. Approaches to possible improvements were proposed, however, which the Company followed up on. The Company improved the reporting on major topics and systematized the Board’s follow-up of decisions made and specific requests. In accordance with the requests formulated in the conclusions of that evaluation, one of the meetings in 2010 was devoted to an in-depth presentation of the strategy of executive management. The composition of the Board was deemed satisfactory by all the directors, provided that an independent female director was appointed: Esther Koplowitz was co-opted in accordance with the evaluation of 2009. The directors considered that the Committees operated in a satisfactory manner. With respect to composition, in 2010, the Board appointed an additional member to the Accounts and Audit Committee and the Nominations and Compensation Committee, in response to a request made in that informal evaluation.

In accordance with the Board’s internal rules and regulations, a formal evaluation by an external entity was initiated in late 2010 by the Chairman of the Nominations and Compensation Committee, and its conclusions were presented to the Board on March 24, 2011. The vast majority of the directors stated that they were generally satisfied with the operation of the Board, the conditions of preparation of the meetings and the conducting of debates by the new Chairman of the Board. All of them approved reuniting the positions of Chairman and Chief Executive Officer in December 2010. Nevertheless, potential improvements were suggested; at the proposal of the Nominations and Compensation Committee, after discussion, the Board reached the following main conclusions:

•

First, once a year, starting in 2011, an in-depth session will be held in the form of a seminar, essentially devoted to Group strategy, with the participation of the Executive Committee.

•

Secondly, the Nominations and Compensation Committee will present its thoughts and recommendations on the size and composition of the Board to the Board of Directors and will provide, in particular, for an increase in the number of women directors and propose, where applicable, more balanced representation of the various stakeholders of the Company.

•

Thirdly, executive management shall develop the information given to the directors in terms of competition and give periodic reports to the Board on the key issues raised during “road shows.”

Back to Contents

•

Finally, the Board wishes to be better informed of the Committee’s annual work calendar and workload at the beginning of the year and for the Accounts and Audit Committee to conduct a more in-depth review of the risks we face.

•

Concerning the Research, Innovation and Sustainable Development Committee, it was decided to eliminate the word “strategic” from its name in order to clarify the purpose of the missions entrusted to it.

Information Available to Directors

The Chairman provides directors, in a timely manner, with the information necessary for them to fully perform their duties. In addition, the Chairman constantly provides the members of the Board with all significant information concerning the Company. Each director receives and has the right to request all information necessary to perform his duties, and may also request additional training concerning the specificities of the Company and the Group.

In order to fulfill their duties, the directors may meet with key members of our management, subject to giving prior notice to the Chairman of the Board.

In the event that the Chairman’s duties are again separated from those of the Chief Executive Officer, the internal rules and regulations of the Board of Directors provide that the non-director Chief Executive Officer is automatically invited to all Board meetings, unless the Chairman or the Board decides otherwise. At the request of the Chairman or of a director, the heads of the Group’s Divisions may be invited to any Board meeting devoted to the prospects and strategies of their Division.

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

Each director receives a periodically updated “Director’s Guidebook” that includes the following key documents: the Company’s Articles of Association, a summary of the Chief Executive Officer’s powers, the internal rules and regulations of the Board of Directors, of the Accounts and Audit Committee and of the Nominations and Compensation Committee, the Company’s code of conduct with respect to securities transactions, with a summary of the rules applicable to the reporting obligations of directors and executive officers for transactions involving the Company’s securities, and the “Ethics, Commitments and Responsibility" Charter.

With respect to trading in our securities, the directors are required to report to us and to the Autorité des marchés financiers (AMF) any transactions involving our securities and, in particular, to comply with the provisions of Article L. 621-18-2 of the French Monetary and Financial Code (Code Monétaire et Financier).

Reporting Obligations, Prohibition of Securities Trading

According to our internal rules and regulations, every director or censeur must report to the AMF and to us all transactions in our securities and comply, in particular, with the provisions of Article L. 621-18-2 of the French Monetary and Financial Code and Article 223-22 of the general regulations of the AMF. The members of the Board of Directors, our management personnel, and their close personal relations, must report all acquisitions, sales, subscriptions or trades in our securities and financial instruments to the AMF, within five trading days.

Back to Contents

Moreover, our directors and executive officers are subject to French and US regulations regarding insider trading, which provide that the use or disclosure of inside information is a punishable offense. In accordance with Article L. 621-18-4 of the French Monetary and Financial Code, we keep an up-to-date list of permanent insiders, which is available to the AMF, and which includes the members of the Board of Directors and our Executive Committee.

Our directors and executive officers are required to comply with the provisions of the Company’s Code of Conduct with respect to securities transactions (which is available on our website at www.veolia.com, but is not incorporated by reference herein). In that respect, the members of the Board of Directors and of the Executive Committee are deemed by the Company to be permanent insiders and may not buy or sell our securities, directly or through a third-party intermediary, during certain periods: during the six-week period up to and including the date of publication of the annual financial statements, the four-week period up to and including the publication of the semi-annual financial statements, and the two-week period up to and including the date of publication of quarterly financial information, or outside of those periods so long as they possess insider information. In order to prevent any difficulties related to applying the code of conduct, the individuals in question should consult with the Company’s Secretary General.

Role of the Chairman

The Board’s internal rules and regulations stipulate that the Chairman of the Board of Directors organizes and directs the work of the Board and reports thereon to General Shareholders’ Meetings. He is responsible for preparing reports on the organization of the Board’s work, internal controls and risk management. He chairs General Shareholders’ Meetings.

In general, the Chairman of the Board of Directors ensures the proper operation of the Company’s corporate bodies and compliance with good governance principles and practices, in particular of the Committees created within the Board. He ensures that the directors are in a position to perform their duties and that they are adequately informed. He devotes the time necessary to issues concerning the Group’s future and, in particular, issues concerning the Group’s strategy.

In accordance with the internal rules and regulations, the directors and the Chief Executive Officer are required to promptly inform the Chairman and the Board of all conflicts of interest, even if only potential, and of all proposed agreements that may be made by the Company in which they may have a direct or indirect interest. The Chairman of the Board chairs Board meetings and prepares and coordinates the Board’s work. In this regard, he is responsible for:

•

convening Board meetings in accordance with the schedule of meetings agreed upon with the directors and decides if it is necessary to convene Board meetings at any other time;

•

preparing the agenda for meetings, supervising the preparation of documentation to be provided to the directors and ensuring that the information therein is complete;

•

ensuring that certain subjects are discussed by the Committees in preparation for Board meetings;

•

ensuring that the Committees perform their duties of making recommendations to the Board;

•

leading and directing the Board’s discussions;

•

ensuring the directors’ compliance with the provisions of the internal rules and regulations of the Board and of the Committees;

•

monitoring implementation of the Board’s decisions; and

•

in conjunction with the Nominations and Compensation Committee, preparing and organizing the Board’s periodic evaluation work.

Back to Contents

Role of the Vice-Chairman

The Board’s internal rules and regulations specify the role of the Vice-Chairman of the Board of Directors. In addition to the role conferred on him by the Company’s Articles of Association, the Vice-Chairman’s duties include helping the Chairman ensure that the Company’s management bodies run smoothly. In this regard, the Vice-Chairman examines, in particular, conflicts of interest, including potential conflicts of interest that may involve the Chairman of the Board with regard to the interests of the Company, whether they arise in connection with operational projects, strategic policies or specific agreements. The Vice-Chairman submits his recommendations to the Chairman and the Board after any necessary consultation with the other independent directors.

The Vice-Chairman is informed of the concerns of major shareholders not represented on the Board regarding governance issues and ensures that such concerns are addressed. If necessary, and in agreement with the Chairman of the Board, the Vice-Chairman may also himself respond to questions of major shareholders or meet with them if the ordinary avenues for doing so (i.e., the Chairman, the Chief Executive Officer or the Chief Finance Officer) have been unable to handle such matter or if the nature itself of the matter renders these ordinary avenues inadequate or inappropriate.

In connection with the evaluation of the Board’s operations pursuant to its internal rules and regulations, the Vice-Chairman assists the Nominations and Compensation Committee in its work of evaluating the performance of the Chairman of the Board.

Management

As a French corporation (société anonyme) with a Board of Directors, the Company is legally entitled to opt for either a separation of the duties of the Chairman and of the Chief Executive Officer or to have a single person hold those positions. As mentioned in the AFEP-MEDEF Code, the law indicates no preference between those two options, and it is the Board of Directors’ prerogative to choose between the two methods of executive management in accordance with their specific requirements.

The Company’s Board of Directors decided to entrust the executive management of the Company to Antoine Frérot, whose term of office began on November 27, 2009 and was extended on December 12, 2010 to the close of the general meeting convened to vote on the financial statements of 2013. At the same Board meeting of December 12, 2010, the Board took note of the resignation of Henri Proglio from the chairmanship and decided, on the recommendation of the Nominations and Compensation Committee, to change the mode of exercise of the Company’s executive management and voted in favor of combining the duties of Chairman of the Board with those of the Chief Executive Officer, for the following reasons:

•

Henri Proglio held the combined offices of Chairman and Chief Executive Officer from 2003 to the end of 2009 and that mode of management proved to be effective at Veolia Environnement during that period;

•

changes in the Company’s governance resulting from the appointment of Henri Proglio as Chairman and Chief Executive Officer of EDF had been the subject of an in-depth review by the Board in 2009. The Board had decided that it was in the interest of the Company and its shareholders to separate the duties of Chief Executive Officer from those of the Chairman of the Board of the Company in order to maintain the Company's continuity and stability vis-a-vis its customers and employees during a transition period;

•

the combined mode of governance ensures unified management that is more suitable and effective within a decentralized group such as Veolia Environnement. It is also more responsive, as it simplifies the processes of decision-making and responsibility;

•

the internal rules and regulations of the Board of Directors and the presence of independent directors on the Board offer all the guarantees necessary for the exercise of the combined mode of management in accordance with the practices of good governance; and

•

finally, regarding the practices of CAC 40 companies, it is the preferred management system since most companies with a Board of Directors opted for that combined mode of management.

Back to Contents

Chief Executive Officer

The Chairman and Chief Executive Officer has the broadest possible powers to act in the name of the Company in all circumstances. He is required to act within the limits of the corporate purpose, subject to those powers that the law expressly confers on shareholders’ meetings and the Board of Directors. He represents the Company in its relations with third parties.

The powers exercised by the Chief Executive Officer are limited by the internal rules and regulations of the Board of Directors. Thus, according to the internal rules and regulations of the Board of Directors, as amended on May 7, 2009, the following actions of the Chief Executive Officer require prior approval from the Board:

•

establishing the Group’s strategic policies;

•

Group transactions involving amounts in excess of €300 million per transaction, with the exception of financing transactions;

•

financing transactions, regardless of the terms and conditions thereof, involving amounts in excess of €1.5 billion per transaction if the transaction is carried out in a single tranche and €2.5 billion if the transaction is carried out in more than one tranche;

•

transactions in our shares representing an overall number in excess of 1% of the overall number of our shares.

Executive Committee

In accordance with the Company’s principles of corporate governance and practices since April 30, 2003, the combined Chairman and Chief Executive Officer (previously the Chief Executive Officer) is part of an Executive Committee composed of members drawn from each of our four operating Divisions.

As of the date of this annual report on Form 20-F, our Executive Committee consists of nine members(1):

•

Antoine Frérot (Chairman and Chief Executive Officer);

•

Olivier Barbaroux (Senior Executive Vice-President in charge of the Energy Services Division);

•

Jean-Pierre Frémont (Senior Executive Vice-President in charge of Public Entities and European Affairs);

•

Jérôme Gallot (Chief Executive Officer of Veolia Transdev)(2)

•

Denis Gasquet (Chief Operating Officer of the Company and Senior Executive Vice-President in charge of the Environmental Services Division);

•

Jean-Michel Herrewyn (Senior Executive Vice-President in charge of the Water Division);

•

Olivier Orsini (Senior Executive Vice-President, Secretary General);

•

Pierre-François Riolacci (Chief Finance Officer);

•

Véronique Rouzaud (Senior Executive Vice-President in charge of Human Resources).

(1)   Except for the replacement of Thomas Piquemal by Pierre-François Riolacci as Chief Finance Officer on February 11, 2010, the composition of the Company’s Executive Commitee remained unchanged in the 2010 fiscal year.

(2)   On March 3, 2011, Jérôme Gallot replaced Cyrille du Peloux on the executive committee.

Back to Contents

The Executive Committee is chaired by Antoine Frérot. This Committee is a reflection, consultation and decision making body that meets when the Group’s major policies are established. In addition, it authorizes major Group projects, such as sales contracts and proposed investments, divestments or sales for amounts above certain thresholds. The Executive Committee meets approximately every two weeks.

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

Antoine Frérot is a graduate of the Ecole Polytechnique (year 1997) and holds a doctorate from the Ecole Nationale des Ponts et Chaussées. He started his career in 1981 as an engineering researcher at the Central Research Office for French Overseas Departments and Territories. In 1983, he joined the Center of Study and Research of the Ecole Nationale des Ponts et Chaussées as project manager and then become assistant director from 1984 to 1988. From 1988 to 1990, he was in charge of financial operations at Crédit National. In 1990, Antoine Frérot joined Compagnie Générale des Eaux as an official representative and, in 1995, became Chief Executive Officer of CGEA Transport. In 2000, he was appointed Chief Executive Officer of CONNEX, the Transportation Division of Vivendi Environnement, and member of the Executive Committee of Vivendi Environnement. In January 2003, Mr. Frérot was appointed Chief Executive Officer of Veolia Eau, the Water Division of Veolia Environnement, and Senior Executive Vice President of Veolia Environnement. He has been Chairman of Veolia Environnement since December 12, 2010 and Chief Executive Officer of Veolia Environnement since November 2009.

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

Back to Contents

Jérôme Gallot holds a Master’s degree in Law, and is a graduate of the Institut d’Études Politiques (IEP) in Paris, and of the École Nationale d’Administration (ENA). He began his career at the Cour des Comptes in 1985, and then became Financial Advisor to Secretary General for European Economic Co-operation in 1989. Mr. Gallot was appointed Agency Director at the Budget Division in 1992, and in 1993 was appointed Deputy Director and then Chief of Staff at the Ministry of Industry, Post and Telecommunications, and International Trade. In 1995, he was appointed Chief of Staff at the Civil Service Ministry, and then, in 1996, Chief of Staff for the Deputy Minister for Finance and International Trade. In 1997, he became Managing Director of the Competition, Consumer Affairs and Anti-Fraud Division of the Ministry of the Economy and Finance, a position that he held until 2003, when he joined the Executive Committee of Caisse des Dépôts as Senior Executive Vice President of Retirement, Asset Management and European and International Affairs. Mr. Gallot became President and Chief Executive Officer of CDC Enterprises in 2006 and held this position until 2011, when he was appointed Chief Executive Officer of Veolia Transdev.

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

Back to Contents

COMPENSATION

Board of Directors’ Compensation

The members of our Board of Directors received the following compensation during the 2009 and 2010 fiscal years for services to us and our subsidiaries (directors’ fees (jetons de presence) paid for attending meetings of boards of directors of our Company or subsidiaries):

With the exception of those directors who also hold management positions, the members of the Board of Directors receive no compensation other than directors’ fees from the Company and, if applicable, from controlled companies.

Director	Directors’ fees paid by Veolia Environnement (in euros)		Directors’ fees paid by Controlled Companies (in euros)
	2010	2009	2010	2009
Jean Azéma**	25,180	36,660	0	0
Daniel Bouton	94,400	50,000	0	0
Thierry Dassaut, Censeur	6,738	N/A	0	N/A
Pierre-André de Chalendar	47,369	20,055	0	0
Jean-François Dehecq	35,200	40,000	0	0
Augustin de Romanet de Beaune**	35,200	40,000	0	0
Jean-Marc Espalioux*****	32,723	53,320	0	0
Paul-Louis Girardot	52,800	60,000	49,673	48,337
Groupe Industriel Marcel Dassault	20,215	N/A	0	N/A
Esther Koplowitz	25,200*	N/A	0	N/A
Philippe Kourilsky	52,800	60,000	0	0
Serge Michel	70,400	80,000	6,763	6,763
Baudouin Prot	35,200	30,000	0	0
Qatari Diar Real Estate Investment Company***	0	N/A	0	N/A
George Ralli	35,200	36,660	0	0
Paolo Scaroni	35,200*	40,000*	0	0
Louis Schweitzer	107,000	50,000	0	0
Murray Stuart ****	30,000*	120,000*	0	0

N/A: Not applicable

*           Net amounts paid before withholding tax at source.

**         Directors’ fees are paid directly to the Caisse des Dépôts et Consignations and to Groupama SA, at the request of Augustin de Romanet de Beaune and Jean Azéma respectively.

***       Directors’ fees due to Qatari Diar Real Estate Investment Company in respect of the 2010 fiscal year were the subject of a single payment made at the beginning of 2011 in an amount of €21,877, before withholding tax at source.

****     Murray Stuart resigned from office as director with effect from December 31, 2009. He was replaced by Esther Koplowitz, who was coopted by the Board of Directors on December 17, 2009, with effect from January 1, 2010.

*****   Jean-Marc Espalioux’s term of office as director expired on May 7, 2010.

Total Amount and Division of Directors’ Fees

Pursuant to a proposal of the Board of Directors, the General Shareholders’ Meeting of May 7, 2009 increased the total amount of directors’ fees to €825,000 (a sum calculated on the basis of 15 directors). Considering the addition of new Board members and new committees, this amounted to a proportional and uniform reduction of 16% of the directors’ fees awarded to Board members, to the Vice-Chairman and to the members and Chairmen of committees. Mr. Henri Proglio waived his directors’ fees in respect of the 2010 fiscal year.

Back to Contents

In accordance with Article L. 225-45 of the French Commercial Code, it has been proposed to the General Shareholders’ Meeting that, starting in fiscal year 2011, the annual amount of the aggregate director’s attendance fees (jetons de présence) to be distributed among the members of the Board of Directors be increased by 5% to €866,000. This budget increase takes into account the appointment of two additional directors and a censeur at the General Meeting on May 7, 2010, and is intended to maintain the level of individual directors’ fees established in prior years in line with directors’ fees of other companies in the CAC 40 that are also listed in the United States. The total gross amount of directors’ fees paid in 2010 was €797,261 (excluding the Chairman and Chief Executive Officer).

The Board of Directors decided, in respect of the 2010 fiscal year, to distribute the amount of directors’ fees in accordance with the following principles, on the basis of a full fiscal year, however applying a pro rata reduction in cases of nominations or terminations of office during the fiscal year:

•

a total amount of €33,600 in respect of the office of director, comprising

(a) a fixed amount of €16,800 and

(b) a variable potential amount of €16,800 paid only in proportion to the rate of participation of the director concerned at meetings of the Board during the fiscal year;

•

an additional amount of €8,400 in respect of the participation of a director as a member (and not as Chairman) of a Board committee;

•

an additional amount of €84,000 for the Vice-Chairman of the Board;

•

an additional amount of €67,200 for the Chairman of the Accounts and Audit Committee;

•

an additional amount of €33,600 for the Chairman of the Nominations and Compensation Committee; and

•

an additional amount of €16,800 for the Chairman of the Research, Innovation and Sustainable Development Committee.

Between 2006 and 2009, the Board conditioned payment of a part of the directors’ fees on attendance at Board meetings. Under that system fees were reduced in proportion to the number of absences, if Directors attended less than six meetings a year. New rules apply to meetings held after January 1, 2010. In accordance with a proposal of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors modified the rules for withholding payment of directors’ fees based on the directors’ attendance at Board meetings. This new system consists of paying an “attendance bonus.” Under this system, each director is paid a fixed portion, equal to one-half of the amount of directors’ fees per director, and a variable portion in proportion to actual attendance at Board meetings; the bonus for attendance at each meeting will be calculated by dividing this variable component by the actual number of Board meetings held during the year (participation via means of telecommunication counts as attendance).

Executive Committee Compensation

All members of the Executive Committee in office on December 31, 2010 (excluding the Chairman and Chief Executive Officer), received gross compensation totaling €5,047,615 in 2010, compared with €4,746,062 in 2009.

The table below shows the global gross compensation paid to the members of the Company’s Executive Committee in 2008, 2009 and 2010, with the exception of the Chairman and Chief Executive Officer. This amount includes fixed and variable compensation paid by Veolia Environnement, benefits-in-kind and directors’ fees received by Executive Committee members in respect of directorships held in companies of the Veolia Environnement Group in France and abroad.

Back to Contents

(in euros)	Total fixed compensation	Total variable compensation	Directors’ fees paid by Group companies	In-kind benefits	Total compensation
Compensation paid in 2008	2,860,052	2,576,131 (1)	208,545	19,518	5,664,246
Compensation paid in 2009	3,326,648	1,238,406 (2)	158,600	22,408	4,746,062
Compensation paid in 2010	3,067,244	1,817,258 (3)	140,161	22,952	5,047,615
(1) Variable portion for the 2007 fiscal year, paid in 2008. (2) Variable portion for the 2008 fiscal year, paid in 2009. (3) Variable portion for the 2009 fiscal year, paid in 2010.

Profit-sharing of €36,000 was paid in 2010 in respect of 2009.

Retirement Plans

There is no contract between the members of the Board of Directors and the Company or its subsidiaries that provides for the payment of benefits or compensation owed or that may be owed in the event such member ceases or changes his employment with the Company or its subsidiaries, other than the compensation in the event of a termination of the Chief Executive Officer’s office and than the supplementary defined benefits Group pension plan described below.

In accordance with the recommendations of the AFEP-MEDEF Code, the Company’s Board of Directors at its meeting of December 17, 2009 took note that, effective January 1, 2010, Mr. Antoine Frérot’s employment contract, which was suspended on November 27, 2009 when he was appointed Chief Executive Officer of Veolia Environnement, would be terminated (under French corporate governance principles, Chief Executive Officers work without employment contracts). It should be noted that the termination of Mr. Antoine Frérot’s employment contract causes him to lose the right under the collective bargaining agreement to receive compensation for his seniority within the Group.

Pursuant to a proposal of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to award Mr. Antoine Frérot compensation in the event of his termination as Chief Executive Officer, in accordance with the provisions of the “TEPA” Act (Article L. 225-42-1 of the French Commercial Code). Such compensation is conditioned on compliance with performance requirements, and is excluded if he is entitled to a retirement pension under the supplementary defined benefits Group pension plan set up for the members of the Company’s Executive Committee or if he accepts another position within the Group. Payment of this compensation is limited to situations of dismissal, non-renewal of his position or “forced departure in connection with a change of control or strategy.” In accordance with the AFEP-MEDEF Code, the maximum amount of this termination compensation is twice the amount of total annual gross compensation (excluding directors’ fees and in-kind benefits), including the fixed portion of compensation for the last fiscal year (“Fixed Portion”) and the average variable portion of compensation (“Variable Portion”) paid and owed for the last three fiscal years ended before the termination of the Chief Executive Officer (“Reference Compensation”). The amount and the fixed and variable components of this termination compensation both depend on meeting the performance objectives applied to calculate his annual variable compensation. The amount of this termination compensation is equal to twice the sum of (1) the Variable Portion of his Reference Compensation (the average of the last three fiscal years) and (2) the Fixed Portion of his Reference Compensation (last fiscal year), adjusted by a “Performance Rate” equal to the average percentage of the target bonus (also called “base bonus” or meeting 100% of annual objectives) met over the last three fiscal years ended before the termination of his position. In the event that Mr. Antoine Frérot is terminated as Chief Executive Officer before it is possible to calculate the Reference Compensation or the average Performance Rate over the last three fiscal years ended, these indicators will be calculated over the last one or two fiscal years, as the case may be, ended before the date of Mr. Antoine Frérot’s termination as Chief Executive Officer.

Back to Contents

This compensation in the event of the termination of Mr. Antoine Frérot’s office was approved by the shareholders’ general meeting of the Company.

Moreover, the Company and its subsidiaries do not book provisions or record any amount for purposes of paying pensions, retirement or other benefits to the members of the Board of Directors listed in Item 6, with the exception of the Chairman of the Board of Directors in connection with his former position as Chairman and Chief Executive Officer.

Supplementary Defined Premium Pension Plan

In the 2010 fiscal year, Mr. Antoine Frérot, in his capacity as Chairman and Chief Executive Officer of the Company and as a result of the termination of his employment contract effective January 1, 2010, ceased being a member of the plan, as of that date and, as a consequence, no new contribution was paid to him in 2010.

Supplementary Defined Benefits Pension Plan

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

•

an additional plan that is separate from other pensions, that is based on seniority (a minimum of five years’ seniority and two years’ seniority as a member of the Executive Committee) and that is capped at 25% of covered compensation (for 25 years’ seniority);

•

a limit on total retirement benefits received set at a maximum of 50% of covered compensation (the average of the last three periods of compensation);

•

salaried management employees and senior executive management acquire a potential right to an annual retirement pension calculated as a percentage of their reference compensation up to an amount equal to 60 times the annual Social Security maximum; and

•

in accordance with legal requirements, the benefits of this supplementary Group pension plan are conditioned on the member’s completion of his career, whether he is a salaried management employee or holds a senior executive management position with Veolia Environnement.

In March 2009 (approved by the General Shareholders’ Meeting of May 7, 2009), the rules and regulations of this plan were amended following the Company’s adoption of provisions bringing it into conformity with the provisions of the AFEP-MEDEF Code recommending the termination of the employment contract of the Chairman and Chief Executive Officer. To ensure that the termination of the employment contracts of senior executive management was not detrimental to them, it was decided to amend the rules and regulations governing this plan in order to clarify the eligibility requirements of this supplementary defined benefits Group pension plan for senior executive management, whether or not parties to an employment contract.

Back to Contents

After obtaining the opinion of the Nominations and Compensation Committee, at its meetings held on October 21 and December 17, 2009, the Board of Directors decided to make additional amendments to the rules and regulations governing the supplementary defined benefits Group pension plan in order inter alia to include as beneficiaries members who permanently end their professional career after the age of 55 without subsequently engaging in other professional activity in accordance with legal requirements, and to entitle the beneficiaries to choose to defer the payment date of their retirement pension after exercising their retirement rights and to choose between the payment of a survivor’s pension to the surviving spouse and the payment of guaranteed annuities to any person of their choice. Lastly, the annual reference compensation is now based on the average of the three highest years of gross annual compensation from among the last ten years. However, this reference compensation is limited to 60 times the annual Social Security maximum.

In accordance with the provisions of Articles L. 225-38 and L. 225-40 of the French Commercial Code, on the basis of a special report prepared by the statutory auditors, the General Shareholders’ Meeting held on May 7, 2010 approved these changes to the extent they concern senior executive management.

The amount booked as provisions (cost of services rendered) for this supplementary Group pension plan for 2010 is equal to the amount shown as post-employment benefits in note 39 of the notes to the Consolidated Financial Statements (see below).

Mr. Henri Proglio, the Chairman of the Board of Directors until December 12, 2010, is no longer a member of this Group plan. He chose to exercise his retirement rights on November 1, 2009 after having acquired more than 37 years of seniority within the Group. Due to Henri Proglio’s very lengthy period of service to the Company and the rights acquired as a result of this seniority, as of this date, the annual amount of his lifetime annuity is estimated to be 37% of his annual reference compensation.

In accordance with the recommendations of the AFEP-MEDEF Code, the value of the benefits provided by the supplementary pension plan is taken into account when setting the Chairman and Chief Executive Officer’s total compensation. Furthermore, the group of potential beneficiaries is not limited only to senior executive management, but also includes salaried executive managers who are members of the Company’s Executive Committee. Each year, the increase in potential rights is equal to only a limited percentage of the beneficiaries’ compensation. Thus, in the case of the “specific” plan, which takes into account seniority acquired until December 31, 2002 with the Company’s principal shareholder (Compagnie Générale des Eaux, which became Vivendi Universal and was thereafter renamed Vivendi), potential rights represent 0.4% of the beneficiary’s reference compensation per year of seniority. In the case of the “additional” plan, which takes into account seniority acquired after December 31, 2002, potential rights represent 10% of the beneficiary’s reference compensation after five years’ seniority, including at least two years’ seniority as a member of the Company’s Executive Committee, and then 0.75% of his reference compensation per additional year of seniority. The reference period used to calculate benefits is average compensation calculated over several years and excludes compensation paid at the time of employment termination or retirement, as well as any other type of extraordinary compensation. Lastly, provided he is still with the Company at the time of his departure or retirement in accordance with legal requirements, based on his seniority (over 20 years), at the end of December 2010, the hypothetical annual amount of the lifetime annuity of Mr. Antoine Frérot, the Chairman and Chief Executive Officer, would be equal to 30% of his annual reference compensation when he has retired.

Back to Contents

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Principles and Criteria Used to Determine Fixed and Variable Components of the Compensation of the Chairman and Chief Executive Officer Before the Separation of the Offices of Chairman of the Board and Chief Executive Officer (on November 27, 2009)

Total compensation paid in the 2010 fiscal year to Executive Corporate Officers and other corporate officers by the Company and by controlled companies, within the meaning of Article L. 233-16 of the French Commercial Code, is detailed hereinafter.

At its meeting of January 7, 2009, the Board of Directors of Veolia Environnement reviewed the consolidated version of the AFEP-MEDEF Code concerning inter alia the compensation of Executive Corporate Officers of listed companies. It confirmed that Veolia Environnement uses that corporate governance code as a reference. This annual report on Form 20-F and, specifically, the tables in this Item relating to Board of Directors’ Compensation, Executive Compensation, Total Compensation Options and Shares, and Share Subscription and Purchase Options, have been prepared in accordance with the format recommended by the AFEP-MEDEF Code, as revised in April 2010, and the AMF’s recommendation of December 22, 2008. (See tables under the following sub-headings in this Item : “ – Board of Directors’ Compensation,” “ – Executive Committee Compensation,” “– Details of the Compensation Paid to Our Chairman and Chief Executive Officer,” “– Share Subscription and Purchase Options” and “– Share Ownership.”)

Principles Used to Determine the Compensation of Executive Corporate Officers after the Separation of the Offices of Chairman of the Board and Chief Executive Officer (from November 27, 2009 to December 12, 2010)

The policy for determining the compensation of Executive Corporate Officers was adapted in the 2009 and 2010 fiscal years to take account of the separation of the offices of Chairman of the Board and Chief Executive Officer on November 27, 2009.

At its meetings on December 17, 2009 and March 24, 2010, Veolia Environnement’s Board of Directors, on a proposal from the Nominations and Compensation Committee, established the following principles and elements of compensation:

Chairman of the Board of Directors (until December 12, 2010)

At its meeting on December 17, 2009, the Board of Directors decided, following the recommendation made by the Nominations and Compensation Committee, to award Mr. Henri Proglio fixed annual compensation (without a variable element) of €450,000 in his capacity as Chairman of the Board of Directors and with effect from the date of his appointment, namely November 27, 2009. At that Board meeting, Mr. Henri Proglio decided that from then on, he would waive his directors’ fees.

On January 21, 2010, Mr. Henri Proglio stated that in the future, he would waive the payment of his fixed annual compensation.

Mr. Henri Proglio resigned from office as Chairman of the Board of Directors on December 12, 2010. At the meeting of the Board held on the same day, the Board decided once again to merge the offices of Chairman and Chief Executive Officer, and appointed Mr. Antoine Frérot as Chairman and Chief Executive Officer.

The terms of Mr. Antoine Frérot’s compensation were not amended as a result of this appointment.

Back to Contents

Chief Executive Officer (until December 12, 2010) and Chairman and Chief Executive Officer since that date

Fixed Compensation and Benefits

At its meeting on December 17, 2009, the Board of Directors decided, pursuant to a recommendation of the Nominations and Compensation Committee, to set the Chief Executive Officer’s annual fixed compensation at €750,000 with effect from November 27, 2009, the date on which his appointment took effect (without any variable portion in that capacity for 2009). At its meeting on March 24, 2010, the Board of Directors decided, pursuant to a recommendation of the Nominations and Compensation Committee, to maintain the fixed portion of the compensation awarded to Mr. Antoine Frérot in his capacity as Chief Executive Officer of the Company, for the 2010 fiscal year, at the level set at its meeting on December 17, 2009, namely €750,000.

In addition to this compensation, the Chief Executive Officer is entitled to a company car and to social security benefits equivalent to those of employees (sickness, disability). Furthermore, he is eligible for the supplementary defined benefits Group pension plan set up in 2006 for category 9 management employees and Executive Corporate Officers of Veolia Environnement.

Variable Compensation for the 2009 and 2010 Fiscal Years

Variable portion of Mr. Henri Proglio in his capacity as Chairman and Chief Executive Officer: In accordance with the proposals of the Nominations and Compensation Committee the Board of Directors decided at its meeting on March 24, 2009 to modify the criteria that had been used in 2008 to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation in order to take into account our Group’s objectives and the economic climate. In line with the Group’s objectives announced to the market, which were positive free cash flow and adjusted operating cash flow after deduction of net investments of €2 billion in 2009, the sole criterion retained was our Group’s level of adjusted operating cash flow after investments, net of sales.

Based on these criteria, and given that the objectives announced for the 2009 fiscal year were exceeded, the Board of Directors decided at its meeting on March 24, 2010 to award Mr. Henri Proglio an amount of €1,202,216 as his variable compensation for 2009.

Variable portion of Mr. Antoine Frérot, for 2009, in his capacity as Chief Executive Officer (with effect from November 27, 2009): At its meeting on December 17, 2009, the Board of Directors decided, pursuant to a recommendation of the Nominations and Compensation Committee, that the variable compensation of Mr. Antoine Frérot in respect of the 2009 fiscal year in his capacity as Chief Executive Officer would be the same as that in relation to his previous office as Chief Executive Officer of the Water Division, calculated over the entire 2009 fiscal year.

Variable portion of Mr. Antoine Frérot in his capacity as Chief Executive Officer: At its meeting on March 24, 2010, the Board of Directors decided, pursuant to the proposals made by the Nominations and Compensation Committee and for the purposes of fixing the variable portion of the Chief Executive Officer’s compensation in respect of the 2010 fiscal year, to retain a quantitative portion of 70% and a qualitative portion of 30%. The criteria for the quantitative portion of the variable compensation of the Chief Executive Officer involve the achievement of the budgetary objectives relating, on the one hand, to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in working capital requirements (weighted at 35%), and on the other hand, to the increase in Adjusted Operating Income (weighted at 35%).

These criteria were in line with the Group’s objectives for 2010, which were positive free cash flow after payment of the dividend, and increasing adjusted operating income.

Based on these criteria, and given that the objectives announced for the 2010 fiscal year were exceeded, the Board of Directors decided at its meeting on March 24, 2011 to award Mr. Antoine Frérot an amount of €754,063 as his variable compensation for 2010.

The methods used to calculate the variable portion of the Chairman and Chief Executive Officer’s compensation for the 2011 fiscal year, which were adopted by the Board of Directors on March 24, 2011, are described below.

Back to Contents

Total Compensation Paid to Mr. Henri Proglio in His Capacity as Chairman of the Board of Directors

In the 2010 fiscal year, Mr. Henri Proglio was paid compensation totaling €1,334,415. Mr. Proglio thus received the pro rata share of the fixed portion of his 2010 compensation in his capacity as Chairman of the Board of Directors (€67,857), as well as the variable portion of his compensation as Chairman and Chief Executive Officer for the 2009 fiscal year, which was paid in 2010 pursuant to a decision of the Board of Directors on March 24, 2010 (€1,202,216). Finally, he received directors’ fees for positions held with the Company and with other companies of the Group.

The following table contains a summary of compensation of all kinds. These are detailed in the following tables and, in the case of information relating to stock subscription or purchase options and performance shares, below.

Table summarizing Compensation, Options and Shares Granted to Mr. Henri Proglio(*) for the 2009 and 2010 Fiscal Years

(in euros)	2009 fiscal year	2010 Fiscal Year
Total compensation owed for the fiscal year	2,231,790	82,914
Value of options granted during the fiscal year	0	0
Value of performance shares granted during the fiscal year	0	0
TOTAL	2,231,790	82,914
(*) Chairman of the Board of Directors until December 12, 2010.

Table Summarizing Compensation Paid to Mr. Henri Proglio

	2009 Fiscal Year		2010 Fiscal Year
	Amounts owed for the fiscal year	Amounts paid during the fiscal year	Amounts owed for the fiscal year	Amounts paid during the fiscal year
Fixed compensation (in his capacity as Chairman and Chief Executive Officer)	892,077	892,077	na	na
Variable compensation (in his capacity as Chairman and Chief Executive Officer)	1,202,216(1)	519,188	0	1,202,216(1)
Fixed compensation (in his capacity as Chairman of the Board of Directors)	39 285	0	28,572	67,857
Extraordinary compensation	0	0	0	0
Directors’ fees
•Paid by Veolia Environnement	40,000(2)	40,000(2)	0	10,000(2)
•Paid by controlled companies (3)	55,417(2)	55,417(2)	54 342(2)	54,342(2)
Benefits-in-kind (4)	2,795(4)	2,795(4)	0	0
TOTAL	2,231,790	1,509,477	82,914	1,334,415

(1)   Variable portion for 2009, paid in 2010.

(2)   Directors’ fees paid in respect of his position as director for the fourth quarter of the previous fiscal year and the first three quarters of the current fiscal year. Fees for the fourth quarter of the 2009 fiscal year were paid in January 2010.

(3)   Directors’ fees received for directorships in other companies of the Veolia Environnement Group, in France and abroad.

(4)   Provision of a company car.

Na: Not applicable.

Back to Contents

Total Compensation Paid to Mr. Antoine Frérot in His Capacity as Chief Executive Officer of the Water Division and, with Effect From November 27, 2009 and Until December 12, 2010, as Chief Executive Officer of Veolia Environnement (After Separation of the Offices of Chairman and Chief Executive Officer), and, with Effect From the Latter Date, as Chairman and Chief Executive Officer of Veolia Environnement

In the 2010 fiscal year, Mr. Antoine Frérot was paid compensation totaling €1,188,743. Mr. Frérot thus received the fixed amount of his 2010 compensation (€779,751, including arrears of compensation of €29,751 in respect of 2009, paid in 2010), together with the variable portion of his compensation in his capacity as Chief Executive Officer of the Water Division in respect of the 2009 fiscal year, paid in 2010 (€369,200). Finally, he received benefits-in-kind and directors’ fees for positions held with the Company and with other companies of the Group.

The following table contains a summary of compensation of all kinds. These are detailed in the following tables and, in the case of information relating to stock subscription or purchase options and performance shares below.

Table Summarizing Total Compensation, Options and Shares Granted to Mr. Antoine Frérot for the 2010 Fiscal Year

(in euros)	2009 Fiscal Year	2010 Fiscal Year
Total compensation owed for the fiscal year	858,970	1,552,255
Value of options granted during the fiscal year	0	0
Value of performance shares granted during the fiscal year	0	0
TOTAL	858,970	1,552,255

Back to Contents

Table Summarizing Compensation Paid to Mr. Antoine Frérot

	2009 Fiscal Year		2010 Fiscal Year
	Amounts owed for the fiscal year	Amounts paid during the fiscal year	Amounts owed for the fiscal year	Amounts paid during the fiscal year
Fixed compensation (in his capacity as Chief Executive Officer of the Water Division)	389,193(1)	425,000	na	na
Variable compensation (in his capacity as Chief Executive Officer of the Water Division)	369,200(3)	184,500(2)	na	369,200(3)
Fixed compensation in his capacity as Chief Executive Officer of the Company (with effect from November 27, 2009)	68,453(4)	0(4)	750,000	779,751(5)
Variable compensation in his capacity as Chief Executive Officer of the Company	na	na	754,063(6)	Na
Extraordinary compensation	0	0	0	0
Directors’ fees
•Paid by Veolia Environnement	0	0	21,877	13,477(8)
•Paid by controlled companies (7)	30,144(8)	30,144(8)	24,867(8)	24,867(8)
Benefits-in-kind (9)	1,980	1,980	1,448	1,448
TOTAL	858,970	641,624	1,552,255	1,188,743

na: not applicable

(1)   For the period between January 1 and November 26, 2009 inclusive.

(2)   Variable portion in respect of 2008, paid in 2009.

(3)   Variable portion in respect of 2009, paid in 2010.

(4)   For the period between November 27 and December 31, 2009, in his capacity as Chief Executive Officer.

(5)   Includes compensation arrears of €29,751 in respect of 2009, paid in 2010.

(6)   Variable portion in respect of 2010, paid in 2011.

(7)   Directors’ fees received for directorships in other companies of the Veolia Environnement Group, in France and abroad.

(8)   Directors’ fees paid in respect of his position as director for the fourth quarter of the previous fiscal year and the first three quarters of the current fiscal year

(9)   Provision of a company car.

Compensation of Antoine Frérot, Chairman and Chief Executive Officer since December 12, 2010, and Objectives for 2011

At its meeting on March 24, 2011, and following the recommendations of the Nominations and Compensation Committee, the Board of Directors decided to increase the fixed portion of Mr. Antoine Frérot’s compensation to an amount of €900,000 for the 2011 fiscal year.

In reviewing the Chairman and Chief Executive Officer’s compensation in this way, the Board of Directors took account, in particular, of the fact that he is not eligible to be granted stock options and performance shares, since the Company does not satisfy the legal requirements of Articles L. 225-186-1 and L. 225-197-6 of the French Commercial Code.

To determine the variable portion of the Chairman and Chief Executive Officer’s compensation for the 2010 fiscal year, the Board of Directors decided to retain a quantitative portion of 70% and a qualitative portion of 30%.

Back to Contents

In line with the Group’s 2011 objectives of positive free cash flow after payment of the dividend and increased adjusted operating income (excluding the effect of the Veolia Transport-Transdev combination) and an increase in net profits, the criteria that will be applied to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation involve the achievement of the budgetary objectives relating (i) on the one hand, to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in working capital requirements (weighted at 35%), and (ii) on the other, to the increase in Adjusted Operating Income (weighted at 35%).

The qualitative portion of 30% will be assessed having regard to the following qualitative criteria: individual and managerial performance, the implementation of Group projects creating synergies, and the promotion of actions taken in the area of safety.

Details of any stock subscription or purchase options granted to and exercised by the Chairman and Chief Executive Officer during the 2010 fiscal year, and of the Chairman and Chief Executive Officer’s obligations to keep shares obtained by exercising subscription or purchase options, are described in under the headings “Share Subscription and Purchase Options” and “Share Ownership” below.

Details of the Options Awarded to the Chairman and Chief Executive Officer and Exercised by Them in 2010

For a description of the options awarded to the Chairman and Chief Executive Officer and exercised by them in 2010, see “Share Subscription and Purchase Options” below.

Obligations of the Chairman and Chief Executive Officer to Retain Shares that Result from the Exercise of Share Subscription or Purchase Options (Article L.225-185 and L.225-197-1 of the French Commercial Code)

The law of December 30, 2006, relating to the development of the participation of employees in stock ownership plans, introduced new measures included in article L.225-185 of the French Commercial Code, regarding share subscription options or share purchase options granted to legal representatives. The Board of Directors must decide whether the options cannot be exercised by the parties before the end of their functions, or must fix the quantity of shares held following the exercise of options which they have to conserve until the end of their functions. The same constraints are applicable to shares granted freely to the Chairman and Chief Executive Officer under Article L.225-197-1 of the French Commercial Code. These provisions are applicable to plans implemented after the law entered into force.

Following the publication of this law, the Nominations and Compensation Committee performed a review of the provisions that may be applied to the next stock option plan for the benefit of the Chairman and Chief Executive Officer, and presented its conclusions to the Board on March 29, 2007.

In accordance with these recommendations, the Board adopted internal rules pursuant to which the Chairman and Chief Executive Officer will hold a portfolio of the Company’s shares equal to 50% of the remaining shares issued by virtue of the exercise, after payment of taxes (taxation of the exercise value and social security withholding) and the financing cost (number of options which it is necessary to exercise to finance the exercise price of the portfolio and tax).

This rule has not been applied in practice, as no options or bonus shares have been awarded to the Chairman and Chief Executive Officer since 2007.

Back to Contents

BOARD PRACTICES

After the Company was converted into a société anonyme with a Board of Directors on April 30, 2003, the Accounts and Audit Committee and the Nominations and Compensation Committee, and their respective internal rules and regulations, were retained and modified to meet the requirements of the Company’s new Board of Directors. In addition, at its meeting of September 14, 2006, the Company’s Board of Directors created the Strategy, Research, Innovation and Sustainable Development Committee (now the Research, Innovation and Sustainable Development Committee).

Accounts and Audit Committee

Operations and Composition of the Committee

The Accounts and Audit Committee is held at the initiative of its own Chairman or at the request of the Chairman of the Board of Directors at least five times per year to review the periodic and annual financial statements before their submission to the Board of Directors. In 2010, the Accounts and Audit Committee met seven times (as in 2009). The average rate of attendance in 2010 was 100% (versus 92% in 2009).

The Accounts and Audit Committee has three to five members appointed by the Board of Directors from among the directors (excluding those directors in management positions) pursuant to a recommendation made by the Nominations and Compensation Committee. The Board appoints the Committee Chairman.

As of the date of this annual report on Form 20-F, this Committee has four independent members, as required by the internal rules and regulations of the Board of Directors: Daniel Bouton (Chairman), Pierre-André de Chalendar, Paul-Louis Girardot and Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard.

Daniel Bouton has been Chairman of the Accounts and Audit Committee since January 1, 2010. On May 7, 2010, the Board of Directors appointed a new member of the Accounts and Audit Committee: Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard.

According to the internal rules and regulations of the Accounts and Audit Committee, its members are required to be chosen on the basis of their financial or accounting expertise and at least one Committee member must have specific financial or accounting expertise and be independent under the criteria specified in the internal rules and regulations of the Board of Directors. On March 24, 2011, the Board of Directors deemed all the Committee members to be financial experts within the meaning of the U.S. Sarbanes-Oxley Act and applicable French legislation, on the grounds that they possessed the necessary expertise and experience. All of the Committee’s members are considered to be independent under Section 303A.06 of the New York Stock Exchange Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934.

Duties of the Committee

The duties of the Accounts and Audit Committee, which had already taken into account U.S. laws and regulations concerning the assessment of internal controls of financial and accounting information, were changed by the Board of Directors on March 24, 2009, and then on November 9, 2010, to implement the Order (ordonnance) of December 8, 2008 transposing into French law the Eighth Directive on Statutory Audits of Corporate Financial Statements (Directive 2006/43/EC), which have been applicable to the Company since September 1, 2010, as well as the AMF recommendations of July 2010.

Back to Contents

In general, the Accounts and Audit Committee is responsible for monitoring issues concerning the preparation and control of accounting and financial information and, in particular, for monitoring (i) the integrity of the Group’s financial statements and the process for preparing financial information; and the Group's risk management systems that are expressed in the accounting system or identified by executive management and that might affect the financial statements; (ii) the Group’s compliance with statutory and regulatory requirements, to the extent relevant to financial reporting or internal control; (iii) evaluation of the auditors’ skills and independence; and (iv) the performance of their duties by the Group’s internal audit department and the auditors with respect to auditing the individual and consolidated annual financial statements. In this regard, the duties of the Committee are:

a)

Process of preparing accounting and financial information: (i) together with the statutory auditors, reviewing the relevance and consistency of the accounting methods used to prepare the individual or consolidated financial statements, examines whether major transactions are adequately processed on a Group-wide level; (ii) reviewing the scope of the consolidated companies and the procedures of collecting financial and accounting information and interviews and seeks the explanations and comments of the auditors in this respect, where necessary; (iii) giving an opinion on the draft semi-annual and annual individual and consolidated financial statements prepared by executive management before those statements are presented to the Board; (iv) interviewing the auditors, the members of executive management and financial officers, particularly on the off-balance-sheet commitments, depreciation/amortization, provisions, goodwill and principles of consolidation; such interviews may be conducted without the presence of the Company’s executive management; (v) taking cognizance of and expressing an opinion on the process of preparing press releases on the occasion of publication of the annual or semiannual financial statements and the quarterly information; and in the context of the Board’s examination of the press releases concerning, in particular, the annual and semiannual financial statements, making sure that the presentation of this financial information to the market is consistent with the information in the financial statements, according to the information in its possession.

b)

Internal Audit: (i) taking cognizance of the Company’s audit charter; (ii) examining once a year the Group’s annual internal audit program; (iii) periodically receiving information from the Company with regard to the progress in the program to audit and assess the internal control system (cf. section 404 of the Sarbanes-Oxley Act) and risk management, summaries of the auditing assignments carried out and, once a year, an overall analysis of the main lessons learned from the auditing year; and (iv) hearing a report from the head of the internal audit department and gives its opinion on the organization of the work of his department.

c)

Effectiveness of the internal control and risk management systems, within the framework in particular of the provisions of Section 404 of the Sarbanes-Oxley Act (evaluation of the effectiveness of the internal control procedures regarding the financial and accounting information) and Article L. 823-19 of the French Commercial Code (cf. Order of December 8, 2008 having implemented the Directive concerning the statutory auditing of the financial statements): Concerning the monitoring of the effectiveness of the internal control systems: (i) periodically receiving information from the Company about the organization and procedures of internal control with respect to the financial and accounting information; (ii) interviewing the head of the internal control department and gives its opinion on the organization of the work of his department; (iii) hearing an annual report from the Ethics Committee on the whistleblowing system available to employees with respect to accounting, finance, management audits and control; having significant matters referred to it by the Ethics Committee in said fields and ensures the follow-up of those cases with it. Concerning monitoring of the effectiveness of the system of managing the risks expressed in the accounting statements or those identified by executive management that may have an effect on the financial statements: (iv) periodically examining the mapping of the main risks identified by executive management that might affect the financial statements; (v) taking cognizance of the main characteristics of the systems of managing those risks and the results of their operation, based in particular on the work of the risk management department, the internal audit department and the auditors in relation to the internal control procedures; and (vi) following up the implementation of corrective actions in relation to any identified weaknesses that might have an impact on the financial statements.

Back to Contents

d)

Auditors: (i) reviewing on an annual basis the auditors’ planned work; (ii) interviewing the auditors and the officers in charge of finances, accounting and treasury, in certain cases, without the presence of the members of the Company’s executive management; (iii) supervising the procedure for choosing auditors and making recommendations thereon; (iv) gives its opinion regarding the amount of fees requested by the auditors; (v) giving its prior approval to activities of the auditors that are strictly ancillary or directly complementary to the audit of the financial statements; and (vi) being informed of the fees that the Company and the Group pay to the audit firm and network and ensures that the amount of these payments or the share of these payments in the firm's and the network's revenue does not call into question the independence of the auditors and reviewing together with the auditors any risks threatening their independence and the precautionary measures to be taken to reduce such risks.

Committee Activities in 2010

In 2010, the Accounts and Audit Committee organized its activities, as before, within the framework of a program drawn up by the Committee for the year. The meetings are covered by minutes and by a report from the Chairman of the Committee to the Board of Directors. Moreover, the Committee Chairman reported on its activities for 2009 during the Board Meeting held on March 24, 2010.

The Accounts and Audit Committee proceeded to review the annual and semiannual financial statements and the associated business report, as well as the quarterly business reports and financial information. It reviewed the main accounting options and asset impairment tests. Pursuant to the provisions of Section 404 of the Sarbanes-Oxley Act, the Committee read the summary of the internal control activities and evaluation for the 2009 fiscal year, certified by the auditors, and examined the 20-F report for 2009. It examined the fraud reporting and reviewed the plan of action for fraud prevention, as well as the report on the activities of the Ethics Committee. The Accounts and Audit Committee then examined the summaries of the internal audit assignments performed in 2009 and the first half of 2010, and approved the internal audit program for 2011. The Committee periodically reviewed the plans of action for the evaluation of the internal control of 2010 and the progress of the activities implemented by the Company in 2010. The Committee approved the auditors’ assignments and budget for the 2010 fiscal year, and reviewed the status of their terms of office and independence, the organization of their work and recommendations.

Moreover, together with the Company’s managers, the Committee reviewed the key processes involved in its duties: risk management system, treasury and financing, investment, working capital requirement, off-balance sheet commitments, taxes, lawyers’ reports on major disputes, and the IT systems. The Committee was presented with a report regarding the efficiency plan, the Veolia Transport – Transdev combination, and proceeded to perform post-acquisition reviews. The Committee was also informed of the state of progress in the deployment of internal control software and of the review of the Company’s annual reports by the French and US regulators. The Committee performed a financial review of the Transportation Division and the Energy Services Division and reviewed the high-risk contracts. The finance officers gave a presentation to the Committee regarding changes in accounting standards. The Committee proposed to the Board of Directors a partial amendment of its internal rules and regulations pursuant to the Order (ordonnance) of December 8, 2008 and the AMF recommendations of July 2010.

The Committee may interview persons outside the Company if it deems such interviews of use to the performance of its duties. In addition, the Committee may consult with outside experts. It may also interview the Company’s financial officers or the auditors without the presence of the Chief Executive Officer. Accordingly, during the past fiscal year, the Chairman of the Accounts and Audit Committee and/or the Committee members interviewed and met with the Chief Finance Officer, the financial services manager, the management process and systems manager, the Group’s internal audit manager, the Secretary General, the legal director, the risk management manager, and the auditors. The Committee did not call upon outside consultants in 2010.

Back to Contents

Nominations and Compensation Committee

Operation and Composition of the Committee

The Nominations and Compensation Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors, at least twice a year. In 2010, the Nominations and Compensation Committee met six times (compared to eight times in 2009). Its members’ average attendance rate was 100% (100% in 2009).

In accordance with its internal rules and regulations, the Nominations and Compensation Committee has between three and five members, who are appointed by the Board of Directors pursuant to a proposal of the Nominations and Compensation Committee. The Committee members are selected from among the directors who do not hold management positions. The Chairman of the Committee is appointed by the Board.

As of the date of this annual report on Form 20-F, this Committee has four members, three of whom are independent (as indicated by an *) on the basis of the criteria set forth in the Board’s internal rules and regulations: Serge Michel (Chairman), Daniel Bouton(*) and Louis Schweitzer(*), and Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard(*), effective May 7, 2010.

Duties of the Committee

The main duties of the Nominations and Compensation Committee are as follows:

a)

Compensation: (i) studying and making proposals regarding the overall compensation of the Company's directors and executive officers, in particular with regard to the rules and criteria governing the variable portion of compensation consistent with the annual evaluation of their performances and the medium-term strategy and performance of the Company and the Group, as well as regarding the granting of in-kind corporate benefits, stock purchase or subscription options and allocation of bonus shares, pension plans, termination compensation and any other benefits, ensuring that all such components are taken into account in evaluating and setting their overall compensation; (ii) proposing to the Board of Directors an overall amount of directors’ fees to be paid to the directors, as well as the rules for the distribution thereof; (iii) giving the Board of Directors its opinion regarding the general policy and terms and conditions for granting stock purchase or subscription options, allocation of bonus shares and setting up employee stock ownership plans, as well as the provisions for sharing the performances of the Company or Group with employees; (iv) making proposals to the Board concerning the granting of stock options and, if applicable, bonus shares to the Company's directors and executive officers, as well as with respect to the performance conditions applicable thereto; (v) making proposals to the Board concerning the obligation of the Company's directors and executive officers to keep shares obtained by exercising stock purchase or subscription options or, if applicable, the allocation of bonus shares; and (vi) giving its opinion concerning the compensation policy with regard to the Company’s key managers who are not also directors or executive officers of the Company or of other companies of the Group.

b)

Nominations: the Committee is charged with making recommendations regarding the future composition of the Company’s management bodies and, most importantly, is responsible for proposing the Company's directors and executive officers and a succession plan, and it recommends the appointment of directors, as well as the members and chairmen of each Committee of the Board, striving to ensure diversity in experience and points of view, while making certain that the Board of Directors retains the necessary objectivity and independence vis-a-vis any specific shareholder or group of shareholders. The Committee gives its opinion on the succession plan for the Company’s key managers who are not also directors or executive officers of the Company. The Nominations and Compensation Committee strives to ensure that at least (i) one-half of the directors on the Board of Directors, (ii) two-thirds of the members of the Accounts and Audit Committee and (iii) one-half of the members of the Nominations and Compensation Committee are independent directors. Each year, the Nominations and Compensation Committee conducts a case-by-case evaluation of each of the directors with regard to the independence criteria as set forth in the internal rules and regulations of the Board of Directors and makes proposals to the Board of Directors for the Board’s review of the situation of each director in question.

Back to Contents

c)

Evaluation: The Nominations and Compensation Committee assists the Board in its periodic evaluation work. It prepares the Board’s annual evaluation of its organization and operations and leads the formal evaluation of the Board that is carried out every three years by an outside organization. Each year, the Committee provides the Board of Directors with a report evaluating the performances of the Chairman and of the directors, as well as the actions of executive management, which the Board discusses. Lastly, each year, the key managers who are not also directors or executive officers of the Company have a meeting and interview with each member of the Committee.

Activities of the Committee in 2010

In 2010, the activities of the Nominations and Compensation Committee were devoted to recombining the duties of Chairman and Chief Executive Officer, appointing three new directors, appointing new members to the Accounts and Audit Committee, the Nominations and Compensation Committee and the Committee for Research, Innovation and Sustainable Development; preparing proposals and recommendations for the Board concerning the compensation of the Chief Executive Officer and Executive Committee (setting the variable portion for 2009 and the fixed portion for 2010, setting the criteria for calculating the variable portion for 2010), the review of proposals concerning the compensation of the Executive Committee members, stating its opinion on the policy with respect to awarding stock-options and employee stock ownership, issuing conclusions and following up on the informal evaluation of the operation of the Board of Directors and its Committees, assessing the independence of the directors, distributing the directors’ fees among the directors and reviewing those fees in light of the changes in the composition of the Board, as well as reviewing the Board’s internal rules and regulations.

Research, Innovation and Sustainable Development Committee

Operation and Composition of the Committee

In accordance with its internal rules and regulations, the Research, Innovation and Sustainable Development Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors. It is required to hold at least three meetings per year. During the 2010 fiscal year, the Committee met six times (compared with seven times in 2009). Its members’ average attendance rate was 100% (compared with 85.7% in 2009).

The Research, Innovation and Sustainable Development Committee has three to five members, who are appointed by the Board of Directors pursuant to recommendations made by the Nominations and Compensation Committee. The Chairman of the Committee is appointed by the Board of Directors on the basis of a proposal made by the Chairman of the Board.

As of the date of this annual report on Form 20-F, this Committee had three members, two of whom are independent (*): Philippe Kourilsky (Chairman), Paul-Louis Girardot (*) and Pierre-André de Chalendar(*), whom the Board appointed a member of this Committee as from May 7, 2010.

Duties of the Committee

The duties of the Research, Innovation and Sustainable Development Committee are to assess the research and development and sustainable development strategies and policies proposed by the departments of the Company and the Group responsible therefor and to state its opinion to the Board of Directors.

The Committee is informed of programs and priority actions undertaken and it evaluates the results thereof. In particular, it keeps abreast of budgets and staff levels and gives its opinion regarding the allocation of resources and whether they are appropriate in light of strategic choices made.

The Committee’s main contacts are the Company’s Chairman of the Board of Directors, executive management and Executive Committee, the Group’s research, innovation and development and sustainable development departments, as well as any other manager within the Company who has information or opinions that may be of use to the Committee.

Back to Contents

The Committee may also interview persons outside the Company if it deems such interviews of use to the performance of its duties. In addition, the Committee may consult outside experts.

Activities of the Committee in 2010

In 2010, the Research, Innovation and Sustainable Development Committee interviewed the heads of the Company’s R&D subsidiary VERI (Veolia Environnement Recherche et Innovation), and of the Divisions (executive managers and technical and developmental managers). Each of those entities had completed a quantitative and qualitative questionnaire in advance. Following a consolidation meeting in the presence of the Chief Executive Officer, the Chairman of the Committee reported on the Committee’s activities in 2010 at the Board of Directors’ meeting on December 16, 2010. In 2010, the Committee reviewed, in particular, the human resources and budgets devoted to innovation and sustainable development, whose teams and duties were built up over the course of the year; the new matrix structure of R&D was assessed, along with the development of the oversight system, particularly through the Veolia Innovation Accelerator; and the process of the reporting of the field innovations and interfacing of the R&D projects with the Divisions or lines of business. The Committee also tackled the issue of cross-Divisional coordination regarding innovation and the deployment of the innovations and industrialization of the R&D findings, as well as more strategic brainstorming on the trend in innovation and the Group's lines of business.

Committees Created by Management

Disclosure Committee

The Disclosure Committee was created by the Chairman of the management board (the equivalent of the Chief Executive Officer under our former governance structure) and the Company’s Chief Finance Officer on December 11, 2002, the date on which the proposal to create such committee was submitted to the Company’s management board. The meetings of the Committee are chaired by the Chief Executive Officer.

In addition to the Chief Executive Officer, the Disclosure Committee is composed of the members of the Company’s Executive Committee, the Company’s Chief Finance Officer, the Secretary General, the financial managers of each Division and the key managers of the Company’s major centralized departments.

According to its internal rules and regulations, the main duties of the Disclosure Committee are to oversee the implementation of internal procedures for gathering and verifying information to be made public by the Company, to define the procedures for preparing and drafting reports and communications, to review information communicated and to approve the final version of draft reports and communications, in particular Form 20-F, that are to be filed with the French and U.S. stock exchange authorities, as well as the manner in which they are published, filed or registered.

The Disclosure Committee meets as often as is necessary to perform its duties and, in any event, at least twice a year. It meets first before the end of each year to organize and initiate the process of drafting our French reference document and our annual report on Form 20-F for the past fiscal year, and it meets again before Form 20-F is filed with the U.S. Securities and Exchange Commission (SEC) in order to approve the content of this report. If necessary, the Committee may meet before the announcement of any significant events.

The Disclosure Committee met twice in 2010. At its meeting of April 13, it reviewed, among other things, the procedures for preparing and approving Form 20-F before it was filed with the SEC on April 19, 2010, as well as the certificates required to be provided by the Chief Executive Officer and the Chief Finance Officer in accordance with U.S. stock exchange regulations. At its meeting of November 29, 2010, the Disclosure Committee mainly reviewed recent regulatory developments that could have an impact on the communication and publication of information intended for the market, in particular through the reference document and the annual report on Form 20-F, and initiated the process of gathering information and drafting the annual reports for the 2010 fiscal year.

Back to Contents

Ethics Committee

An Ethics Committee was set up by our Executive Committee in March 2004. It has three to five members selected by the Company’s Executive Committee. The Ethics Committee elects one of its members Chairman, without any special prerogatives over the other members, except that the Chairman has the tie-breaking vote. As of the date of this annual report on Form 20-F, the Ethics Committee is made up of three permanent members and one alternate. Its members meet on all work days.

To be eligible to become an Ethics Committee member, it is necessary to be an employee, former employee or person outside the Company who is chosen from among the candidates, and be well acquainted with the Group’s lines of business and to have a career situation ensuring impartiality of judgment and objectivity.

The Ethics Committee adopts its decision by majority vote. Its members are under obligation to maintain strict confidentiality and are not authorized to disclose their personal position to the outside world. To ensure their freedom of judgment, they do not receive instructions from the Company’s executive management and may not be removed from office for the duration of their term (four years, renewable). As part of the appointment geographical zones leaders in 2009, the Committee can rely on the Group’s delegates in every country or geographical zone.

In accordance with its internal rules and regulations, it is incumbent on the Ethics Committee to present all recommendations regarding our fundamental values concerning issues it has chosen itself or in response to questions presented to it. The Ethics Committee may make “visits for ethical purposes” in any of the Group’s operating sites, whether in France or abroad. Through individual interviews with a representative sample of employees at the operating site visited, the Committee can evaluate the degree of ethical maturity of the employees, their familiarity with the Group’s values, the ethical problems with which they may be confronted, the training that they receive from their managers or give to their co-workers on that subject.

In 2010, the executive management decided that the enforcement and monitoring of the Group’s ethical policy lies within the province of the Secretary General.

The Ethics Committee remains the body of last resort to receive alerts that cannot be expressed to the operations managers, regarding violations of the rules of conduct, particularly those related to the Group’s “Ethics, Conviction and Responsibility” program, i.e., the “whistleblower” system. The Committee is fully empowered to exercise those duties and is therefore entitled to interview any of the Group’s employees, auditors, or third parties. They may also rely on our internal audit department or resort to the services of outside experts. They may visit any of the Group’s sites or companies.

In 2010, as it does every year, the Committee reported on its work to the Accounts and Audit Committee and to the Executive Committee.

Back to Contents

EMPLOYEES

Employee Information

The human resources information given below has been taken from the international database that we have been developing since 2001. This database includes, for all our companies that are fully or proportionally consolidated and located in all the countries where the Group has employees, around 200 human resources indicators, i.e., more than 270,000 pieces of data per year sorted by company, country and geographical area, throughout the world.

The main indicators are presented below under different subheadings. Some figures should be interpreted with caution, in particular averages, since the figures below comprise worldwide data that requires more detailed analysis at the level of the geographical areas, countries or divisions concerned.

Total Number of Employees

As of December 31, 2010, we had 317,034 employees, an increase of 1.42% (4,444 employees) over 312,590 employees as of December 31, 2009.

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location as of December 31, 2010:

	Water*	Environmental Services*	Energy Services	Transportation	Total	%
Europe	57,895	53,420	39,652	56,539	209,327**	66.03%
of which France	29,186	23,327	15,480	31,026	100,840**	31.81%
North America	3,963	9,649	637	15,472	29,721	9.37%
South America	5,941	6,893	7,462	1,037	21,333	6.73%
Africa/Middle East	8,584	8,894	1,569	4,200	23,247	7.33%
Asia/Pacific	19,877	5,884	4,137	3,508	33,406	10.54%
TOTAL	96,260	84,740	53,457	80,756	317,034**	100%
%	30%	27%	17%	26%	100%

*      Proactiva’s employees (11,470 employees) have been divided according to activity, between Water (4,903 employees), and Environmental Services (6,567 employees).

**    The total number for France includes, 1,821 persons who work at our Company headquarters (Veolia Environnement, VERI and VEIT), at the Centre d’Analyses Environnementales, at Veolia Environnement Campus, Defense Environnement Services, Seureca and OFIS).

At December 31, 2010, 31.8% of the Veolia Environnement total headcount was located in France, 34.2% in the rest of Europe, 10.6% in the Asia/Pacific region and 23.4% in the rest of the world.

The following table shows the distribution of Veolia Environnement’s employees by Division as of December 31, 2010, 2009, 2008:

	As of December 31,
	2010		2009		2008
Water*	96,260	30%	95,789	31%	93,433	28%
Environmental Services*	84,740	27%	85,600	27%	105,267	31%
Energy Services	53,457	17%	52,557	17%	52,802	16%
Transportation	80,756	26%	77,591	25%	83,654	25%
Total	317,034	100%	312,590	100%	336,013	100%

*      Proactiva’s employees (11,470, 10,656 and 11,309 employees in 2010, 2009 and 2008, respectively) have been divided according to activity, between Water (4,903, 3,633 and 3,795 employees in 2010, 2009 and 2008, respectively) and Environmental Services (6,567, 7,023 and 7,244 employees in 2010, 2009 and 2008, respectively).

Back to Contents

The following table shows the distribution of Veolia Environnement’s employees by geographic area as of December 31, 2010, 2009, 2008:

	As of December 31,
	2010		2009		2008
Europe**	209,327	66.03%	210,589	67.38%	233,142	69.38%
of which metropolitan France**	100,840	31.81%	100,524	32.16%	115,907	34.49%
North America	29,721	9.37%	28,167	9.01%	29,980	8.92%
South America	21,333	6.73%	20,145	6.44%	21,562	6.42%
Africa/Middle East	23,247	7.33%	21,676	6.93%	18,872	5.62%
Asia/Pacific	33,406	10.54%	32,013	10.24%	32,457	9.66%
Total	317,034	100%	312,590	100%	336,013	100%

**    The total number for France includes 1,821, 1,053 and 857 employees for 2010, 2009 and 2008, respectively, who work at our Company’s headquarters (VE SA, VERI and VEIT), at the Centre d’Analyses Environnementales and at the Veolia Environnement Campus.

Breakdown of Employees by Type of Contract and by Category

Among our 317,034 employees at December 31, 2010, 294,638 (92.9%) held indefinite-term contracts and 22,369 held fixed-term contracts. During 2010, 5,803 fixed-term contracts were converted into indefinite-term contracts. Among the employees managed by Veolia Environnement at December 31, 2010, 29,084 (9.2%) were executives, and 287,950 were non-executives. The headcount comprised 63,362 women, representing 20% of the total number of employees.

In France, among the 101,088 employees at December 31, 2010, 95,932 (94.9%) held indefinite-term contracts and 5,156 held fixed-term contracts. During 2010, 1,856 fixed-term contracts were converted into indefinite-term contracts. In France, 13,346 (13.2%) employees were executives, and 87,742 were non-executives. The headcount comprised 19,809 women (19.6%).

Weighted Average Annual Number of Employees

This headcount corresponds to the equivalent number of employees Veolia Environnement would have if these employees had all worked full time throughout the year. It is calculated by weighting the total headcount against both the employment rate and the amount of time worked by each employee. In 2010, this headcount was 301,433.23 employees, of whom 282,856.62 (93.8%) held indefinite-term contracts.

In France, the weighted average annual headcount in 2010 was 98,234.3 employees, of whom 93,213.9 (94.9%) held indefinite-term contracts.

The headcount of temporary workers (full-time equivalent) in 2010 was 13,443.2, which represents 4.4% of the total full-time equivalent headcount.

Consolidated Weighted Average Annual Number of Employees

This figure is calculated by weighting the average annual headcount of the consolidated companies against their level of financial consolidation. In 2010, the consolidated, weighted average annual headcount was 287,043 employees.

Optional and mandatory profit-sharing

In France, in 2010, the consolidated amount paid in respect of optional profit-sharing was €68,993,445 (€68,810,823 in 2009) and the amount paid in respect of mandatory profit-sharing was €62,107,636 (€64,616,872 in 2009). The total amount of optional and mandatory profit-sharing represented €131,101,081 (€133,427,695 in 2009) or 4.2% of the total cost of employment before social security contributions in France.

Back to Contents

Labor Relations and Overview of Collective Bargaining Agreements

In 2010, 2,143 collective bargaining agreements were signed, including 1,190 agreements on compensation, 230 agreements on health, safety or working conditions, 286 agreements on labor-management dialogue and 437 agreements on other subjects or that regrouped several subjects. The total number of employee representatives was 15,822. In France, 766 collective bargaining agreements were signed, including 456 agreements on compensation, 74 agreements on health, safety or working conditions, 92 agreements on labor-management dialogue and 144 agreements on other subjects or that regrouped other subjects. The total number of employee representatives in France was 9,370.

Human Resources Policies

Our industrial model puts our staff at the heart of our success. The men and women who deliver our services are totally integrated into the areas in which they work, whether they are working on public service or industrial contracts. The efficiency and quality of their services create an essential competitive advantage.

Antoine Frérot has set out Veolia Environnement’s three-part goal for human resources development is:

•

To be an ever more human company, caring about the situation of each of its staff members

•

To be a company that unites and federates its staff around strong values, and

•

To prepare a future for our staff, our customers and our citizens.

Our major challenges are ensuring that new employees are integrated and retained and that we can find new talent. This is why we continued rolling out our joint recruitment and mobility portal in 2010. The portal creates greater accessibility and readability for both internal and external job offers and increases the quality and traceability of the recruitment mobility processes. In the fragile 2010 economic environment, we recruited 57,000 new staff members worldwide and offered more than 16,000 job moves to our staff.

We are continuing our policy of skills management and offer our staff, at all stages of career-development, a wide range of training programs for them to develop their know-how so as to be able to offer better service quality to our customers and for staff to develop meaningful careers.

Our concern with sharing our know-how and uniting our employees as early as possible is also demonstrated in our ambitious policy of recruiting on work-study schemes. We continue devoting the resources that are commensurate with our ambitions and in 2010 more than six million hours of training were delivered with more than two-thirds of staff attending at least one training course and the Campus network was developed worldwide.

This policy of offering meaningful career paths facilitating mobility and access to training is also to be found in our labor-management policy especially with the signature on February 3, 2011 of an agreement on the management of job forecasting and skills as a supplement to the 2004 agreement on the development of skills and professional progression.

The fight against discrimination and the promotion of diversity are also part of our objectives. Our Group’s emphasis on solidarity was reaffirmed in 2010 through the implementation of the Active Solidarity Plan aimed at more fragile staff members.

Finally, the prime priority of Veolia Environnement’s social policy is that of health and safety and, more generally, well-being at the workplace.

Back to Contents

Understanding Our Corporate Reality

A reliable and complete system of human resources data collection for all entities of our Group has been required in order to implement our human resources strategy aimed at more than 317,000 staff members in over 77 countries where the Group does business.

A network of over 800 correspondents across the globe collect human resources data from more than 1,200 entities. In total more than 200 precisely defined indicators are collected, including the number of: total staff, hires, departures, effects of company consolidations, compensation, training, safety, labor-management relations. Given the international dimension of the Group, the definitions of the indicators were translated in 2010 into four languages: English, German, Spanish and Portuguese.

We are one of the benchmark companies among the CAC 40 in terms of the completeness and quality of our human resources data(1) and the challenges we face this year include:

•

maintaining quality for all stakeholders: investors, customers, labor-management partners, extra-financial rating agencies, NGO’s, the media, etc;

•

building up the use of data and topic studies carried out country by country, job by job so as to assess the progress made locally in situ and to ascertain ways for improvement;

•

developing assistance to local operations in driving human resources: specific restitution, benchmarking practices concerning the appropriate scope for each Group company, collection and circulation of best practices.

In particular, since 2008 our internal audit department has extended its examination to cover the human resources function in order to control the implementation of the policies laid down and initiatives undertaken. Extended audit plans in France and abroad on the deployment of resources and specific actions are programmed each year.

Encouraging Employee Loyalty through the Development of Skills and Professional Progress

The initiative “Veolia Skills” was launched in 2005 with the aim of anticipating business growth and changes in qualification and through this the Group strives to attract and train the best employees in all the professions and in all countries where we are present.

We have put in place high performance cross-discipline tools for recruitment and training in order to deploy our policies in favor of employment and mobility. The “careers” portal is aimed at external candidates looking for a job or a training period and at Group staff looking for career advancement. It was rolled out in 2010 particularly in the USA, Australia and in the UK and will continue its roll-out abroad in Asia and in northern and Eastern Europe in 2011.

We have also entrusted the organization of an ambitious training program to the Veolia Environnement Campus network, so as to develop the skills of staff in the ongoing context of changing work methods. This network consists of 6 members in France and 12 abroad covering all the main countries where the Group does business.

(1)   Alpha Study issued on December 14, 2010 on the 2009 reports.

Back to Contents

Recruiting and Training Tomorrow’s Talents

We are anxious to identify and attract the talents of tomorrow from our partner schools and universities so as to recruit the men and women necessary for our Group. We publicize our job offers and builds up our attractiveness by participating in student fairs, forums and conferences as well as by organizing Performance Trophies (13th edition in 2010) awarded to the most innovative research dissertations in the area of environmental services. These actions, for example in France, have led to us being designated the “2nd most favorite” employer by engineering students in the "Universum Student" opinion poll conducted in 2010 amongst 20,000 students.

In addition we have continued our active policy of recruitment using work-study schemes. Apprenticeship and professionalization contracts are offered for periods of nine to twenty-four months. In a continuingly difficult economic context again this year we confirmed our commitment to providing jobs for young people and the unemployed by continuing our support of work-study schemes. This resulted in the signing of 1,500 new contracts in France. In order to increase even more the percentage of work-study candidates in total recruitment, we have made efforts to make staff aware through targeted actions of the need to share experience. A poster campaign featuring testimonials from key participants (human resources senior management, managers, tutors and work-study participants), the “Veolia Skills” newsletter and the “Work-study breakfast meetings” have been used throughout the year to emphasize the importance of work-study schemes to the regional managers and operational personnel.

Career Paths Diversified by Mobility

In order to enrich our employees’ professional paths throughout their careers, for a number of years we have invested in internal mobility for our staff. In 2010, over 16,000 employees benefited from mobility initiatives. As part of the “Veolia Skills” initiative, candidates for internal mobility can benefit from “Skills Development Contracts,” periods of professionalization or “Validation of Acquired Experience” schemes to facilitate their career development within the Group.

The challenge is to give each employee the possibility of developing their employability. Annual performance reviews define the requirements that are necessary for everyone to develop skills and improve career development prospects. In order to strengthen management culture, particular attention is paid to the management of senior managers, in particular their leadership potential and their ability to propagate our social responsibility values. It is therefore essential for the Group to identify talents and to offer them specific training and development paths.

International development depends on executive mobility. Executives are corporate experts or managers who contribute to the start-up and development of new operations throughout the world, while facilitating the transfer of know-how and the publicizing of Group values. One of their challenges is to detect all talented employees and to develop them wherever they work. The 882 employees on expatriate contracts in 2010 came from 53 different nationalities. In France, efforts are continuing in the promotion of VIE (International Corporate Volunteer) contracts. There were 108 of these young graduates in 2010 and they represent a large reservoir for recruiting young managers.

Training and Work Experience

Our ability to respond to environmental challenges and to the growing demands of public sector and industrial customers depends to a large extent on the know-how of our staff and the performance of our workers. In the face of those challenges we have adopted an ambitious training policy, which in particular features the deployment of Veolia Environnement Campus with its deep local roots. This worldwide network today federates 18 campuses and training centers located in 12 countries.

Back to Contents

Life-long Training

Veolia Environnement’s training policy revolves around 3 objectives:

•

increasing the skills of staff in all the professions that the Group uses;

•

support commercial performance and development in the Group; and

•

contribute to the development of the corporate culture.

In 2010, more than 590,000 training sessions were held over a total of 6 million hours. They were aimed not only at satisfying immediate needs, especially in the areas of health and safety prevention, but also at anticipating the skills needs of tomorrow. All categories of staff are eligible throughout their career. We place a special emphasis on training less skilled workers and aiding in their professional advancement. More than 80% of training is therefore directed at operators and technicians.

This training is accessible both to new staff, as part of their education often as work-study periods, and to Veolia Environnement staff as on-the-job training. In addition the Group has adopted the enterprise diploma model and offers certificates and diplomas in all our professions and at all levels. In France 8 certificates, 3 technical baccalaureates, 2 bachelor’s degrees and 1 master program are awarded within the campus framework and 4 additional higher level courses.

Veolia Environnement Campus Network

Created in 1994, the Ile de France campus, located in Jouy-le-Moutier, is a showplace for the Group’s activities. It also brings together several hundred young managers every year from all countries and from all of our businesses for four days of training known as JIVE. Over the last five years more than 4,100 new recruits (including 20% from abroad) have taken part in this integration course allowing them to discover the businesses conducted by our four Divisions, to get to know the Veolia Environnement culture and to meet the Group’s leaders.

In response to the success of this model and in order to respond to the growth of our businesses, new Veolia Environnement training centers have progressively been set up. Today the Campus network covers more than two thirds of staff and has 6 locations in France and 12 others in Germany, Sweden, the Czech Republic, Slovakia, China, Egypt, Israel, Gabon, Morocco, the UK and the USA.

The Group catalogue contains 1,482 training programs. Offers of training are composed on demand in direct liaison with operational teams. This means that training sessions that are offered are constantly consistent with the realities of the job. 95 permanent trainers and 893 staff members are on call to deliver these trainings. Very often Veolia Environnement prefers to detach staff from Group operations as trainers. These trainer/operators are the best placed to pass on professional skills. This approach is a cohesive factor within the Company.

Ensuring the Safety and Health of Employees

Prevention, and the health and safety of our employees, are a continual concern given the nature of our activities. Our workers face risks from the following sources:

•

working on public roadways, at heights and in confined spaces;

•

being faced with antisocial behavior by transport vehicles;

•

working conditions on certain sites or the facilities of some corporate clients; and

•

tasks that require a certain amount of physical labor.

Back to Contents

Each Division subsidiary tracks the results of action plans by monitoring the frequency and severity of accidents. Moreover, in view of our social and economic ambitions, the Group decided in 2008 to strengthen its action plans in this area. A Group Health and Safety Prevention division was set up, cross-discipline management tools were created and a “Prevention of Work Risks, Health and Safety at Work” agreement was signed with the labor-management partners in December 2008.

During that same year, after the so-called “Safety Year,” we defined 7 priority action areas so as to arrive at “Zero accidents”:

•

reporting up: A common reporting and deep-rooted cause analysis tool was decided on for the Group. It was deployed abroad during 2010. More than two thirds of our locations now use this tool;

•

publicizing results: Apart from publishing work accident indicators annually, two presentations per year are made to the labor-management representatives as part of the “Prevention of Work Risks, Health and Safety at Work” agreement;

•

managing health and safety prevention networks: Feedback on accidents has underscored the need to mobilize the whole management chain. Indeed, in May 2010 Antoine Frérot issued a reminder to all managers, staff and the labor-management partners on the indispensible need for their full involvement. In addition he set a priority objective for the Group to reduce its accident frequency rate by 10% per year. In response to this message to managers, Dalkia, for instance, organized a video-conference with 26 countries in which their Chairman presented a summary of results for the previous year and reminded people of the objectives. At the same time safety seminars have been organized in various areas of the world by Veolia Eau. Finally at the grass roots level, 3,149 dedicated health and safety units have been identified even in some countries where such obligations do not exist, such as for example the initiative taken by Veolia Propreté in Switzerland;

•

drawing up and circulating standards on health and safety: Several hundred audits are carried out every year by a network of health and safety prevention experts to ensure that these standards are used in practice. The standards may be adapted to different job profiles. Veolia Transport has therefore developed its own standard in France has begun an exhaustive audit of its sites which will last until 2013;

•

managing safety by drawing up and deploying road maps;

•

professionalization through training: More than 190,000 staff were trained in safety in 2010;

•

monitoring risks in the area of safety: Preventing risks well upstream involves identifying and evaluating these risks. For example, particular attention is paid to the risks linked to the use of chemicals, i.e., within the context of the European REACH Regulation; In 2010, in partnership with ANACT, a French agency for the improvement of working conditions, Veolia Environnement launched a study on inaptitude. In addition a study on absenteeism and its causes and costs was begun with the Ecole d’Economie in Paris under the direction of Professor P. Askenazy.

This whole range of actions has brought down the frequency rate of work accidents across the whole Group by 13% over the last three years.

A Policy of Increased Security throughout the World

International current affairs continually confirm the unstable, shifting nature of the environment in which Group employees are sometimes required to work. 2010 was marked by a succession of political crises in Africa, the intensification of drug-related crime in South America and by popular uprisings in South East Asia.

More than 30,000 of our staff work in countries classified as risk zones. About a thousand of these staff are on short term assignments. Around 300 staff are assigned as expatriates. For this reason we are even more demanding as to the protection of staff members and their families residing in those countries.

Back to Contents

In 2010, the security department monitored 2,000 assignments. The department analyzes the local security conditions for assignments, anticipates risks by producing a monthly map of at-risk countries, and organizes training to remind employees how to behave during assignments in these countries.

Risk prevention is paramount, both from a legal and human standpoint. The security department has set up responsive, coordinated internal networks at the Division’s head offices as well as in the field. Fifteen countries have drawn up their own specific safety plan. In the event of an emergency, partnerships have been formed with global specialists in health and safety evacuations.

Build and Maintain a Relationship of Confidence with Employees

Labor-management Dialogue that Starts When Employees Join

The quality of the services provided by each of our subsidiaries is based largely on the cohesion of their teams and the sharing of best practices. It is for this reason that the labor-management dialogue is one of the most important elements in the Group’s human resources policy at every level of the organization:

•

the first level, that of the business or establishment, remains the natural negotiating venue;

•

the second level, that of the country, brings together joint committees for information and dialogue that cover all the national themes that go beyond an individual sector;

•

the third level informs and consults employees internationally.

Group Committees to Structure and Strengthen the Labor-management Dialogue

In 2003, we began to use a more structured approach to labor-relations with the creation of the committee for French Group companies. Aside from merely exchanging information in general meeting sessions, two agreements setting out our goals for our workers, have been signed with all the French labor unions: the first is an agreement called “Skills Development and on-the-Job Training” signed in 2004 and the second, an agreement called “Prevention of Work Risks, Health and Safety at Work,” was signed in 2008. These agreements are to be rolled out over the long term and go beyond the labor commitments symbolized by their signature.

On the basis of the model initiated in France, an agreement to set up a Europe Group committee was signed in October 2005 and revised in October 2010. The changes concentrated mainly on the following points:

•

alignment of the 2005 agreement with the new European social directives;

•

method of functioning;

•

an increase in allocated resources;

•

the thresholds for allocating seats on the Europe Group committee: 21 member countries of the European Union are represented, i.e., coverage of two thirds of our staff;

•

where to position the “Country labor-management dialogue venues,” in addition to the Europe Group committee as part of the mediation and information sharing process among countries. As part of this a new campaign of self-evaluation of the quality of dialogue was carried out in December 2010.

In order to consolidate the foundations of our commitments and human resources policies, a new agreement specifically regarding the quality of the labor-management dialogue, was signed by the general management and all the labor union organizations in February 2010. Implementation of this agreement firstly translated into an allocation of resources to facilitate dialogue but also by the setting up of a partnership with IEP in Paris and the association "Dialogue.” The aim of this partnership is to strengthen management of trade union career through training, which will take place throughout 2011.

Back to Contents

In addition, an agreement called “The projected management of jobs and skills” (GPEC, in French) was signed on February 3, 2011. This agreement revises and completes the agreement on skills development and on-the-job training of October 4, 2004. The agreement sets out the procedures and means for attaining those goals:

•

the implementation of joint business segment observatories within each Division, complemented by a coordination committee at the Group level;

•

the reinforcement of job management at the Group level, within the labor-management dialogue;

•

a restating of policies in favor of job mobility and skills development.

In 2010, the France and Europe Groups were also consulted on the projected combination of Veolia Transport with the Transdev group.

Finally, the labor-management dialogue venues are projected to extend progressively. As part of this Moroccan, Russian and Australian trade union representatives are regularly invited as observers to the Europe Group committee.

Promote Diversity and Fight Against Discrimination

From the outset, we have adopted diversity as a core value:

•

cultural diversity is linked to the many different origins of our employees, with over a hundred nationalities represented;

•

economic diversity is associated with having several business segments;

•

social diversity is a result of being located in many different countries.

As of 2007, an active program to promote diversity and combat discrimination was launched. This culminated in “2008-2011 Diversity and Equal Opportunities Plan” that emphasizes three essential levers:

•

deploying procedures to ensure equal treatment and non-discriminatory access to jobs, career progress and skills development;

•

harmonious management of diversity on a day-to-day basis, which means respecting differences, fighting against prejudices, and raising the awareness of Group internal stakeholders through training programs;

•

compiling and circulating of group minimum labor standards among all of our Group’s companies, which go beyond the fundamental rights defined by international institutions, in order to guarantee socially responsible growth.

The deployment in France of the “2008-2011 Diversity and Equal Opportunities Plan” took the shape of a formalization and implementation of these general management commitments at the level of each Division and corporate entity. Our highly decentralized "Diversity Network" has facilitated implementation of these action plans and monitoring of them. In addition, diversity correspondents have been nominated in each regional office to receive staff feedback on discrimination. The diversity network is being enriched by borrowing practices from countries where the fight against discrimination is the most developed i.e., English speaking countries and Northern Europer. Finally, this policy is driven by Group governance in the form of 3 bodies: a bi-monthly steering committee, a diversity committee (joint labor-management participation worldwide) and one executive board meeting per year is devoted to this question. The ethics committee, moreover, ensures the guarantee of fundamental rights at the Group level.

Back to Contents

The following achievements, which are part of the “2008-2011 Diversity and Equal Opportunities Plan” are worth noting:

•

the adoption and progressive international roll-out of a common recruitment portal, providing respect for non-discriminatory recruitment and mobility management;

•

the use in France of an awareness and self-evaluation tool on stereotypes and prejudices, in partnership with the Discriminations Observatory;

•

the creation and running in France of a unit for hearing and dealing with complaints relating to discrimination as well as training the “diversity correspondents” on these procedures;

•

the training of recruiters, the diversity network, the labor-management partners, the employee representative institutions and managers on the conceptual and legal framework of discrimination and on risk management;

•

the addition of a chapter on trade union careers in the agreement signed in February 2010 on the labor-management dialogue in France;

•

the cross-discipline management of seven units dealing with the accessibility of premises, the organization of work stations to help keep handicapped people in work and the development of sub-contracting to the sheltered sector;

•

the signature in France of agreements on seniors.

In July 2010, our commitment to progress in the prevention of discriminations, equality of opportunities and promotion of diversity was rewarded with a “Diversity Label” awarded by the French minister of immigration, integration, the national identity and solidarity in development. This label was awarded for a period of three years to 130 companies in our Group in France including the head office of Veolia Environnement, the Campus network, the Environmental Services Division and the Water Division (these companies have also signed the Diversity Charter, which is accessible to our operations in Belgium, Italy, Spain, Germany, Sweden and Austria too). Going beyond just recognition, the Diversity Label has really meant the Divisions have been able to integrate the human resources function into their quality management process.

The 6th international diversity meeting also provided an occasion for our actions to be acknowledged through the award of two trophies, one for our own communication on diversity management and the other for the training programs put in place on these issues.

Heading-Off Social Distress

In 2009, an Active Solidarity Plan was launched in consultation with the France Group committee, in order to support the more disadvantaged employees in a difficult economic context.

"Allô Solidarité,” a center for advising and supporting employees was set up, with the support of an outside association. The initial pilot phase of the operation concerned the Ile-de-France Region, where 30,000 employees are based. A card with a toll free number and some explanations were attached to their salary slip. After one year of existence, more than 600 cases have been handled, primarily concerning housing and/or financial problems. 250 cases were considered to be urgent. On the basis of these results, the "Allô Solidarité" scheme was extended at the end of 2010 to three regions where housing problems are concentrated, i.e., PACA, Rhone-Alps and Northern Normandy.

We also entered into a commitment each year to finance the association “Vivons solidaires” with the equivalent of 2 euros per French staff member, i.e., more than 200,000 euros in total. In this way the association provides financial assistance to workers in great difficulty when other institutional solutions have reached their limit. Since its creation in 2010 nearly 10 new cases have been handled every month.

Back to Contents

A Consistent, Competitive Compensation Policy

Veolia Environnement applies a global compensation policy, which is consistent with the Company’s results and covers salaries, social security and employee savings. This policy is based on the following principles:

•

guarantee competitive compensation that is in line with Group practices;

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

As a result of our international dimension, we must take these factors into account and ensure that :

•

comply with local legislation and implements complementary social security systems in order to guarantee high quality coverage for all its employees;

•

guarantee the competitiveness of our Company by limiting benefit obligations that fall within the scope of IAS 19;

•

finance benefit systems by employer and employee contributions, so that each party assumes responsibility.

At December 31, 2010, our benefit obligations represented €2.26 billion, an increase of around 15% compared to the end of 2009, which is primarily due to changes in actuarial assumptions, currency exchange effects and Veolia Transport’s winning the Phoenix contract in the USA. These obligations are mainly comprised of pension schemes with defined benefits (68%) and career-end indemnities (22%). The other obligations are mainly medical coverage for retirees, length of service reward payments and contract termination indemnities. These obligations exist in around 50 countries.

Share Subscription and Purchase Options

Options Awarded to the Chairman and Chief Executive Officer and Exercised by Them in 2010

Our Chairman and Chief Executive Officer were not awarded any share subscription or purchase options in 2010 and neither of them exercised any options or received bonus shares during the year 2010.

Back to Contents

Share Subscription or Purchase Options Granted to the Top Ten Employees Who Are Not Corporate Officers (Mandataires Sociaux) During 2010 and Options Exercised During 2010

The table below sets forth the share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during 2010 and options exercised during 2010:

Share subscription or purchase options granted to the top ten employees who are not corporate officers and exercised by them	Total number of options awarded / shares subscribed for or purchased	Average weighted price**	Plan number
Options awarded during the 2010 fiscal year by Veolia Environnement and any company within the option award perimeter, to the ten employees of Veolia Environnement and of any other company included within this perimeter, who were awarded the highest number of shares in this way	317,000	22.50	N° 8
Options held on Veolia Environnement and the companies referred to above, which were exercised during the 2010 fiscal year, by the ten employees of Veolia Environnement and of said companies, for whom the number of options thus exercised is the highest*	16,289	36.65	N° 3
	12,704	22.14	N° 4
	9,149	24.32	N° 5
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

Back to Contents

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than 1% of our shares. Our directors and executive officers listed below were granted options to subscribe to shares of our Company as follows:

	Number of Options Initially Awarded(1)	Exercise Price(2)	Expiration Date
2002 Plan
Henri Proglio	220,000	€36.65	January 28, 2010
Jerôme Contamine(3)	65,000	€36.65	January 28, 2010
Antoine Frérot	45,000	€36.65	January 28, 2010
Denis Gasquet	45,000	€36.65	January 28, 2010

2003 Plan
Henri Proglio	220,000	€22.14	March 24, 2011
Jerôme Contamine	105,000	€22.14	March 24, 2011
Olivier Barbaroux	70,000	€22.14	March 24, 2011
Antoine Frérot	70,000	€22.14	March 24, 2011
Denis Gasquet	70,000	€22.14	March 24, 2011
Stéphane Richard(4)	70,000	€22.14	March 24, 2011

2004 Plan
Henri Proglio	110,000	€24.32	December 24, 2012
Jerôme Contamine	70,000	€24.32	December 24, 2012
Eric Marie de Ficquelmont(5)	40,000	€24.32	December 24, 2012
Olivier Barbaroux	40,000	€24.32	December 24, 2012
Antoine Frérot	40,000	€24.32	December 24, 2012
Denis Gasquet	40,000	€24.32	December 24, 2012
Stéphane Richard	40,000	€24.32	December 24, 2012

2006 Plan
Henri Proglio	150,000	€44.03	March 28, 2014
Jerôme Contamine	90,000	€44.03	March 28, 2014
Eric Marie de Ficquelmont	60,000	€44.03	March 28, 2014
Olivier Barbaroux	60,000	€44.03	March 28, 2014
Antoine Frérot	60,000	€44.03	March 28, 2014
Denis Gasquet	60,000	€44.03	March 28, 2014
Stéphane Richard	60,000	€44.03	March 28, 2014

2007 Plan (6)
Henri Proglio	110,000	€57.05	July 17, 2015
Jerôme Contamine	60,000	€57.05	July 17, 2015
Olivier Barbaroux	40,000	€57.05	July 17, 2015
Antoine Frérot	40,000	€57.05	July 17, 2015
Denis Gasquet	40,000	€57.05	July 17, 2015
Alain Tchernonog	40,000	€57.05	July 17, 2015

2010 Plan (7)
Denis Gasquet	50,000	€22.50	September 28, 2018
Pierre-François Riolacci	40,000	€22.50	September 28, 2018
Olivier Barbaroux	35,000	€22.50	September 28, 2018
Cyrille du Peloux	35,000	€22.50	September 28, 2018
Jean-Michel Herrewyn	35,000	€22.50	September 28, 2018
Olivier Orsini	30,000	€22.50	September 28, 2018
Jean-Pierre Frémont	30,000	€22.50	September 28, 2018
Véronique Rouzaud	30,000	€22.50	September 28, 2018

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

(5)   Mr. Eric Marie de Ficquelmont is no longer an executive officer of our Company since January 2007.

(6)   As the performance criteria linked to the growth of the net earnings per share were not reached, the members of the Executive Committee and the senior managers lost 100% of their right under the 2007 Plan, i.e., 1,082,500 options and 29,500 SAR. The other managers lost 50% of their rights, which represent 660,150 options and 42,150 SAR.

(7)   The acquisition of options granted to beneficiaries is subject to the condition that the return on capital employed (ROCE) is equal or superior at December 31, 2012 to 8.4%; the stock options will accrue (i) at 50% if the ROCE is at least 8.4% or (ii) if over that then pro rata on the rate of ROCE between 8.4% and 9.0% and (iii) at 100% if ROCE is at least 9%.

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

Pursuant to a new authorization granted by our General Shareholders’ Meeting of May 12, 2004, our Board of Directors decided on December 24, 2004 to implement a stock option plan (plan No. 5) pursuant to which 1,087 of our employees (including seven members of our Executive Committee in office at the time of award) received options to subscribe to a total of 3,341,600 newly-issued shares of our Company at €24.72 per share. The total number of newly-issued shares eligible for subscription and the exercise price was adjusted to 3,392,012 shares and €24.32 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant will expire in December 2012. As of December 31, 2009, 232,596 options had been exercised.

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

Back to Contents

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

Finally, the authorization granted by the General Shareholders’ Meeting of May 7, 2008, which was valid until July 7, 2010, was not used during the 2008 fiscal year.

2009 Fiscal Year

The authorization to award share subscription or purchase options granted by the general shareholders meeting of May 7, 2008, which was valid until July 7, 2010 was not used during the 2008 and 2009 fiscal years.

As of December 31, 2009, a total of 19,482,535 share subscription options had been granted, giving the right to subscribe to 10,926,573 of our shares, after adjustments and exercises. Of this total, a total of 6,580,862 options were exercisable.

On March 24, 2010, in accordance with the recommendations made by the Nominations and Compensation Committee, the Board of Directors defined the Company policy on incentive schemes for the Group’s managers and executive officers for the 2010 fiscal year. In this regard, the Board of Directors decided to favor the award of stock options.

The Board decided that, should stock options be awarded during the fiscal year, the options would be reserved to the main executives and managers in the Group, except for the Chairman of the Board of Directors and for the Chief Executive Officer. Board of Directors also decided that the vesting of options would be contingent on modalities to be defined, for all beneficiaries, and on attaining return on capital employed (ROCE) of at least 8.4% as of December 31, 2012. The exercise price of the options would be fixed with reference to the average of the last twenty stock market prices for Veolia Environnement shares (with no discount or premium).

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

Back to Contents

2010 Fiscal Year and 2011 General Shareholders’ Meeting

At its meeting on March 24, 2010, in accordance with the recommendations made by the Nominations and Compensation Committee, the Board of Directors defined the Company policy on incentive schemes for the Group's managers and executive officers and decided to favor the award of stock options.

The Board decided that, should stock options be awarded during the fiscal year, the options would be reserved to the main executives and managers in the Group, except for the Chairman of the Board of Directors and for the Chief Executive Officer.

The Board of Directors also decided that the vesting of options would be contingent on terms and conditions to be defined, for all beneficiaries, and on attaining return on capital employed (ROCE) of at least 8.4% as of December 31, 2012.

In light of these policy decisions, the Board decided to recommend to the General Shareholders’ Meeting held on May 7, 2010 to vote to approve a resolution that authorized the Board to award employees of the Company and of companies that are affiliated to it, for a period of twenty-six months, share subscription or purchase options, with no discount, capped at 1% of the share capital on the date of the award decision.

The Board of Directors of the Company has exercised the authority granted by the General Shareholders’ Meeting of May 7, 2010 relating to the issuance of share subscription or purchase options at no discount and a maximum of 1% of share capital(1) during fiscal 2010.

Pursuant to the authorization by the General Meeting of May 7, 2010, the Board of Directors meeting of September 28, 2010, upon proposal of the Nominations and Compensation Committee, granted 2,462,800 stock options, representing 0.50% of capital at the date of its decision at a strike price set at €22.50, which corresponds to the application of a premium of €2.90 compared to the average of opening prices during the first 20 quotations preceding the date of the meeting of the Board of Directors and which amounts to €19.60. The options are exercisable as of September 29, 2014.

Under the terms of the Board’s decision, the options have been distributed to 1,221 beneficiaries that can be broken down as follows:

Members of the Executive Committee: 285,000 options (of which no subscription options were allocated to the Chief Executive Officer) (i.e., 11.6% of total);

•

Category 1 – principal senior managers of the Group outside the Executive Committee: 656,000 options (i.e., 26.6% of total);

•

Category 2 – other Group senior managers: 823,000 options (i.e., 33.4% of total);

•

Category 3 – managers and non-managers based on performance: 698,000 options (i.e., 28.4% of total).

Performance Conditions

The vesting of options granted to beneficiaries is subject to the condition that the return on capital employed (ROCE) is equal or superior at December 31, 2012 to 8.4% to be applied varyingly depending on the groups:

For group 1 (principal senior managers of the Group including the Executive Committee) and group 2 (other Group senior managers) the stock options will accrue (i) at 50% if the ROCE is at least 8.4% or, if over that then pro rata on the rate of ROCE between 8.4% and 9% and (ii) at 100% if ROCE is at least 9%;

(1)   On the date of the allocation decision.

Back to Contents

For group 3 (highly performing staff), the stock options will accrue 100% if ROCE is at least 8.4%.

ROCE at 31/12/2012	<8.4%	≥8.4% and <9%	≥9%
Percentage allocated to group 1 Including the Executive Committee	0%	Between 50% and 99% pro rata on rate of ROCE	100%
Percentage allocated to group 2	0%	Between 50% and 99% pro rata on rate of ROCE	100%
Percentage allocated to group 3	0%	100%	100%

The Board of Directors at its meeting on March 24, 2011 and following recommendations made by the Nominations and Compensation Committee, laid down the Company’s general human resources policy with regard to arrangements for motivating managers and senior managers of the Group in 2011 and decided to give preference to the allocation of stock options.

The Board decided that in the event of an allocation of stock options during the year, these options would be allocated to senior managers, managers and highly performing Group staff members, but not to the Chief Executive Officer.

It was also decided that the allocation of options would be subject to procedures to be decided and, for all beneficiaries, subject to performance conditions in line with the Group’s medium term objectives and forecasts as announced in its financial communications.

The option exercise price will be set by reference to the average of the twenty last stock exchange quotations for our shares (without discount).

On the basis of this policy orientation, the Board decided not to propose to the General Shareholders’ Meeting set for May 17, 2011 a vote on a new resolution concerning the allocation of stock options since the 26 month authorization granted by the General Shareholders’ Meeting of May 7, 2010 (1% of share capital on the date of allocation) was only half used up by the last allocation (stock option plan decided by the Board of Directors’ meeting of September 28, 2010).

Employee Profit-Sharing

Optional and Mandatory Profit-Sharing Contracts

Given the nature of our business, we are unable to allocate funds to the mandatory profit-sharing reserve provided for by law, and therefore has not entered into any related profit-sharing contracts. However, an optional profit-sharing plan applies to all Company employees, which aims at aligning employees’ interests with the results of the Group in terms of achieving specific growth objectives over a three-year period.

In general, the Group favors expanding optional profit-sharing plans in order for employees to have a vested interest in the progress made by the specific division to which they are assigned, on the basis of criteria that are specifically adapted to the business concerned.

Company Savings Plans and Employee Share Ownership Policy

Since 2002, Veolia Environnement employees have had the possibility of investing in various instruments in the Group Savings Plan (GSP), “Sequoia,” including diversified funds and funds invested in our shares.

After a first capital increase reserved exclusively for French employees, we decided in 2004 to offer our employees domiciled abroad the possibility of acquiring shares in the Company during reserved capital increases. The plan was progressively extended to the international level (it has covered up to twenty-nine countries, including France, all mechanisms combined).

Two shareholder plans are proposed: a “classic” plan, in which the employee is exposed to changes in listed share prices, and a “low-risk” plan (with or without leverage), which protects employees from a fall in the price of shares while giving them the possibility of benefiting from its increase.

Back to Contents

Depending on local particularities, the shares in these two plans were subscribed either directly or through the FCPE (corporate mutual fund). Additional, ad hoc plans were put in place in the United Kingdom (Share Incentive Plan) and in China (synthetic formula that replicates the economic conditions of the low-risk shareholder plan) in order to circumvent certain constraints, such as tax and exchange rate regulations.

The most recent operation took place at the end of 2010 and resulted in the issue of 1,692,862 new shares, representing 0.34% of the Company share capital at the time the plan was set up. This capital increase, which was reserved for employees, was offered to 185,000 staff in twenty-four countries (except UK).

Around 56,500 employees of the Group now hold our shares and, as of this annual report on Form 20-F, hold 1.91% of the Company’s capital. In total, approximately 80,000 employees have opened an account in the Veolia Environnement Group Savings Plan.

Back to Contents

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the number of shares and the corresponding percentages of share capital and voting rights held as of December 31, 2010 by Veolia Environnement’s principal known shareholders.

Each Veolia Environnement share entitles its holder to one vote. There are no shares with double voting rights or non-voting shares (however, the voting rights of treasury shares are not exercised).

To the Company’s knowledge, as of December 31, 2010 and the date of this annual report on Form 20-F, no shareholder other than those listed in the table below directly or indirectly held approximately 4% or more of the our shares or voting rights. The Company has not received any declarations of threshold crossings from the shareholders below, except as described in the notes to the table below.

Shareholders on December 31, 2010	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights ***
Caisse des Dépôts(1)	47,273,114	9.47%	47,273,114	9.75%
Groupe Industriel Marcel Dassault – GIMD(2)	29,150,851	5.84%	29,150,851	6.01%
Groupe Groupama(3)	28,396,438	5.69%	28,396,438	5.86%
Velo Investissement (Qatari Diar)(4)	24,681,519	4.95%	24,681,519	5.09%
EDF(5)	19,329,226	3.87%	19,329,226	3.99%
Veolia Environnement(6)	14,338,903	2.87%	0**	0%
Public and other investors	335,956,316	67.31%	335,956,316	69.30%
Total	499,126,367*	100.00%	484,787,464*	100.00%

*      This figure includes a capital increase of 71,113 shares pursuant to options exercised during the 2010 fiscal year and recorded on January 26, 2011, by the Chairman and Chief executive officer, acting under powers delegated to him by the Board of Directors meeting of March 24, 2010. Issuing 71,113 shares with a par value of €5 each resulted in a capital increase of €355,565. At the conclusion of this transaction, the Company’s share capital had increased from €2,495,276,270 divided in 499,055,254 shares to €2,495,631,835 divided in 499,126,367 shares (see the Table of changes in equity in our Consolidated Financial Statements in Item 18. below). It must be specified that the share capital may change over the fiscal year depending on exercise of stock options.

**    As of December 31, 2010 and the date this registration document was filed, Veolia Environnement held 14,338,903 treasury shares.

***  Percentage of voting rights as a share of actual voting rights (Veolia Environnement treasury shares do not exercise voting rights).

(1)   According to the analysis of the Company’s shareholders as of December 31, 2010. To the Company’s knowledge, the most recent declaration of threshold crossing of Caisse des Dépôts was filed on June 15, 2009 (AMF Decision and Information no. 209C0862 dated June 15, 2009).

(2)   According to the statement of registered shareholders as of December 31, 2010 prepared by Société Générale (the account manager), and according to the analysis of the Company’s shareholders as of December 31, 2011. To the Company’s knowledge, the most recent declaration of threshold crossing of Groupe Industriel Marcel Dassault (GIMD) was filed on March 11, 2010 (AMF Decision and Information no. 210C0246 dated March 15, 2010).

(3)   According to the analysis of the Company’s shareholders as of December 31, 2010. To the Company’s knowledge, the most recent declaration of threshold crossing of Groupama was filed on December 20, 2004 (AMF Decision and Information no. 205C0030 dated January 7, 2005).

(4)   According to the analysis of the Company’s shareholders as of December 31, 2010. To the Company’s knowledge, the most recent declaration of threshold crossing of Velo Investissement (Qatari Diar) was filed on April 15, 2010 (AMF Decision and Information no. 210C0335 dated April 15, 2010).

(5)   According to the statement of registered shareholders as of December 31, 2010 prepared by Société Générale (the account manager) and according to the analysis of the Company’s shareholders as of December 31, 2010. To the Company’s knowledge, EDF’s most recent declaration of threshold crossing was filed on December 30, 2002 (Euronext notice no. 2002-4424 dated December 31, 2002). In that declaration, EDF reported that on such date it held 16,155,492 Veolia Environnement shares. Furthermore, in the amendment dated November 24, 2002 to the agreement dated June 24, 2002, EDF stated that it would hold shares acquired in the Company as a financial investment, that it did not seek to influence the Company’s management and that it would exercise its voting rights solely for the purpose of enhancing the value of its investment.

(6)   Treasury shares without voting rights. This figure is included in the monthly report of transactions carried out by Veolia Environnement with respect to its own shares that was filed with the Autorité des Marchés Financiers on March 2, 2011.

Back to Contents

On March 12, 2010, Groupe Industriel Marcel Dassault (GIMD) reported it had acquired shares in excess of the 5% threshold of share capital and voting rights in Veolia Environnement and undertook to retain this holding for a period of five years. The General Shareholders’ Meeting of May 7, 2010 approved the appointment of Mr. Olivier Costa de Beauregard, representing Groupe Industriel Marcel Dassault as director, for a term of four years ending on the date of the General Shareholders’ Meeting held to adopt the financial statements for the year ended December 31, 2013.

On April 16, 2010, Veolia Environnement and the Qatari Diar fund announced the signature of an agreement aimed at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of shares representing 5% of the Company’s shares and voting rights. This shareholding reflects the shared interest in implementing joint projects in the infrastructure and public service sector in the Middle East and North Africa. The Qatari Diar fund informed the Group that it has undertaken to hold its shares and voting rights for a period of three years. The nomination of Qatari Diar Real Estate Investment Company as a director was approved by the General Shareholders’ Meeting held on May 7, 2010 for a term of four years, expiring at the end of the shareholders’ meeting called to approve the financial statements for the year ending December 31, 2013. The Company received on the same date a notification from Velo Investissement, held 100% by Qatari Diar fund, that on April 15, 2010, it crossed the 5% threshold for ownership of shares and voting rights in the Company, by its ownership as of that date of 24,681,519 shares in the Company, representing 5,00% of the Company’s shares and voting rights.

As of December 31, 2010, we estimate that non-French investors held approximately 44% of our Company’s shares and French investors the remaining 56%.

We estimate that, as of December 31, 2010, approximately 59.3 million of our shares (representing approximately 11.9% of our share capital) were held by holders in the United States. As of December 31, 2010, 22,642,314 of our shares (representing approximately 4.5% of our share capital) were held in the form of ADRs by 181 registered ADR holders (including The Depository Trust Company). We estimate that, as of March 31, 2011, there were approximately 49,700 beneficial holders in form of ADRs in the United States.

The following table summarizes changes in our principal shareholders (that directly or indirectly have held more than 4% of the Company’s shares) over the last three fiscal years*

	At December 31, 2009			At December 31, 2008			At December 31, 2007
Shareholder	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Caisse des Dépôts	47,273,114	9.47	9.75	47,273,114	9.58	9.87	47,273,114	10.00	10.33
Groupe Industriel Marcel Dassault - GIMD	29,150,851	5.84	6.01	na	na	na	na	na	na
Groupe Groupama	28,396,438	5.69	5.86	28,234,444	5.72	5.89	26,221,588	5.55	5.73
Velo Investissement (Qatari Diar)	24,681,519	4.95	5.09	na	na	na	na	na	na
Capital Group Companies	na	na	na	22,252,765	4.51	4.65	43,690,699	9.25	9.55
EDF	19,329,226	3.87	3.99	18,287,428	3.70	3.82	18,287,428	3.87	4.00

*      Figures are taken from the 2010, 2009 and 2008 reference documents filed with our French regulator, the Autorité des marchés financiers.

**    Figures for Capital Group Companies have been combined to take into account the percentages of the Company’s share capital and voting rights held by all companies of that group.

na: not applicable

Back to Contents

RELATED PARTY TRANSACTIONS

Other than as described below, we have no “related-party transactions” within the meaning of Item 7B of Form 20-F.

Caisse des Dépôts et Consignations (CDC) is a 9.5% shareholder in our Company and on March 3, 2011 CDC and Veolia Environnement closed the transaction combining Veolia Transport with Transdev. Each party is a 50% shareholder in the newly-formed entity. For additional information, see Item 5. “Operating and Financial Review and Prospects – Overview – Major Developments in 2010 – Overview – Acquisitions, Divestitures and Partnerships – Partnerships” above and Item 10. “Additional Information – Material Contracts” below.

We have disclosed certain transactions in Note 39 to our Consolidated Financial Statements pursuant to a definition of “related-party transactions” under IFRS that is different from the definition contained in Item 7B of Form 20-F.

.

Back to Contents

ITEM 8.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Litigation

We are involved from time to time in various legal proceedings in the ordinary course of our business. The most significant litigation involving our Company or our subsidiaries is described below. In addition, tax audits and disputes are described in note 35 to the Consolidated Financial Statements (see Item 18).

Other than as described below, there are no other current or threatened legal, governmental or arbitration proceedings involving our Company or our subsidiaries that either had or were likely to have during the past twelve months a material adverse effect on the financial position, results of operations or liquidity of our Company or Group.

The consolidated total amount that we have booked as reserves for all litigation (see note 16 to the Consolidated Financial Statements contained in Item 18) was €434.2 million, including reserves for labor and tax litigation, includes a large number of disputes involving individual amounts that are not significant. These reserves include all losses deemed probable in connection with all types of litigation likely to arise in the conduct of our business. The largest individual reserve booked for litigation, other than tax and labor litigation, in our financial statements as of December 31, 2010 was €28 million.

Veolia Eau – Compagnie Générale des Eaux

Since 2008, Aquiris, a 99% subsidiary of our Company, holds a concession pursuant to which it is responsible for operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. An expert’s report on the causes of the disruption was delivered on January 13, 2011. The report concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station. In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the grantor authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the grantor authority. Aquiris is claiming compensation for its loss of business and requesting confirmation that the significant upgrading costs that will be required should be borne by the grantor authority. Aquiris and the SBGE have asked a panel of experts to render a technical opinion concerning these matters. A preliminary report is expected to be delivered in mid-May 2011. Pending the resolution of this dispute, Aquiris must bear additional operating costs. At this point, our Company believes that these disputes will not have a significant impact on its financial position, results of operations or liquidity.

WASCO and Aqua Alliance Inc.

Several current and former indirect subsidiaries of Veolia Eau in the United States are defendants in lawsuits in the United States in which the plaintiffs seek recovery for personal injuries and other damages allegedly due to exposure to asbestos, silica and other potentially hazardous substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries retain liability and in certain cases manage the defense of the lawsuits. In addition, in certain instances, the acquirers of the former subsidiaries benefit from indemnification obligations provided by Veolia Eau or Veolia Environnement in respect of these lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s current or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s current or former subsidiaries, which are accused of having contributed to the injuries alleged. Reserves have been booked for the possible liability of current subsidiaries in these cases, based on the nexus between the injuries claimed and the products manufactured or sold by these subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are booked at the time such liability becomes probable and can be reasonably assessed, and do not include reserves for possible liability in lawsuits that have not been initiated.

Back to Contents

As of the date of this annual report on Form 20-F, a number of such claims have been resolved either through settlement or dismissal. To date, none of the claims has resulted in a finding of liability.

During the five-year period ended December 31, 2010, the average annual costs that our Company has incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately US$935,000, after reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, our Company currently has no reason to believe that any material increase is likely to occur, nor does it expect these claims to have a material adverse effect on its business, financial position, results of operations or liquidity.

Veolia Water North America Operating Services

Atlanta

In June 2006, our Company initiated legal proceedings against the City of Atlanta (the “City”), a former municipal customer, alleging, among other things, unpaid invoices for services performed, failure to reimburse costs, the improper call of a US$9.5 million letter of credit, and breach of contract. The City filed counterclaims alleging that our Company failed to fulfill certain of its obligations under the contract and for alleged damage to City-owned property. After discovery and various procedural and legal issues were addressed by the Court, trial of the matter commenced in the United States District Court in Atlanta before Judge Thomas W. Thrash, Jr. on October 4, 2010. The case was tried before the judge without a jury. The last day of testimony was October 18, 2010, and the parties thereafter submitted proposed findings of fact and conclusions of law to the judge, who has taken them under advisement. Closing arguments took place on December 22, 2010.

At trial, the City asserted damages against our Company totaling US$25.1 million. The City has acknowledged offsets (including the call of the US$9.5 million letter of credit and various unpaid invoices) of US$11.1 million, for a total amount allegedly due to the City from our Company of US$14 million, plus interest and legal fees and expenses. On the other hand, our Company has asserted damages totaling US$30.8 million (plus interest from December 10, 2010 until paid). This amount consists of unpaid invoices in the amount of US$17.8 million (including interest through December 10, 2010), and the US$9.5 million letter of credit, plus interest on the letter of credit of US$3.2 million. A decision from the trial court is expected in the coming months.

While the outcome of this dispute cannot be determined with certainty, our Company does not believe its ultimate resolution will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Indianapolis

In April 2008, two subsidiaries of our Company, Veolia Water North America Operating Services and Veolia Water Indianapolis, LLC (VWI), were named as defendants in two potential class actions filed before the Indiana state courts, which have since been consolidated. The plaintiffs allege that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local water authority and with Indiana consumer protection law. The plaintiffs claim that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overcharges that, although later credited to the customers, deprived the customers of their money for a period of time. The plaintiffs also contend that the methods used by VWI to estimate water consumption were inappropriate and violated applicable laws. The plaintiffs are seeking certification of a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with its contract and with relevant laws and regulations, and that the claims of the plaintiffs are without merit. It intends to defend its interests vigorously. On January 13, 2009, the court granted a motion to dismiss filed by Veolia Water North America Operating Services and VWI, but granted the plaintiffs leave to refile their complaint. On January 23, 2009, the plaintiffs filed an amended complaint against Veolia Water North America Operating Services and VWI, and also named the water authority of the City of Indianapolis as a defendant. Mediation was conducted on April 6, 2010, but was not successful. Motions for summary judgment by the City and the Veolia entities thereafter were granted in part and denied in part. A motion for reconsideration by the Veolia entities was granted, leaving only a breach of contract claim against the Veolia entities and the City. A hearing on plaintiffs’ motion for class certification has been set for July 7, 2011. Although at this stage of the proceedings it is not possible to estimate its potential financial consequences, our Company believes that this lawsuit will not significantly affect its financial position, results of operations or liquidity.

Back to Contents

Veolia Transport

DGCCRF – Veolia Transport

In 1998, the DGCCRF (a French administrative body with jurisdiction over competition matters) conducted an inspection and seized evidence on the premises of our Company’s transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, for the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council served notice of two grievances on Veolia Transport alleging possible collusion among operators between 1994 and 1999 which may have limited competition at the local and national level in the public passenger transportation market for urban, inter-urban and school services. In September 2004, the Competition Council served Veolia Transport with notice of additional grievances alleging the existence of an anticompetitive agreement at the European Union level. On July 5, 2005, the Competition Council issued a decision in which it partially validated the claims of the competition authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which our Company paid. The Paris Court of Appeals affirmed the decision of the Competition Council on February 7, 2006 and on March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court found in favor of certain arguments made by Veolia Transport and, in its decision dated October 9, 2007, reversed the decision of the Court of Appeals of Paris and remanded the case to a different panel of the same court. On October 8, 2009, Veolia Transport brought the case before this new panel of the appellate court. In a decision rendered on June 15, 2010, and notwithstanding the French Supreme Court’s decision, the Paris Court of Appeals upheld the principle and amount of a €5 million fine. Veolia Transport has therefore filed another appeal with the French Supreme Court.

Connex Railroad

On September 12, 2008, a suburban train operated by Connex Railroad LLC, a Veolia Transport subsidiary, on behalf of the Southern California Regional Rail Authority (SCRRA), collided with a Union Pacific freight train in Chatsworth, California. This accident resulted in 25 fatalities and a significant number of injuries. The National Transportation Safety Board (NTSB), a federal agency, with which Connex Railroad LLC has been cooperating, reached a preliminary (and later a final) conclusion that the two causes of the accident were, first, lack of attention by the engineer, who failed to stop for a red light (a fact that continues to be contested), and, second, the failure of the SCRRA to have installed an automatic train braking system in compliance with prior recommendations of the NTSB. Lawsuits seeking an undetermined amount of total damages have been filed by the heirs of the deceased passengers and by all of the injured passengers, in the courts of the state of California in Los Angeles, against Connex Railroad LLC, its parent company, Veolia Transportation LLC, the SCRRA and the Los Angeles County Metropolitan Transportation Authority (LACMTA). These actions have been consolidated into a single case. At the same time, Connex Railroad LLC and the SCRRA brought before the federal courts in California their disputes concerning their respective contractual liability in connection with the suits filed as a result of this accident. A U.S. federal statute limits the total amount of damages that may be awarded for injuries, damages from passenger claims and property damage arising from a single passenger rail accident to U.S.$200 million.

In July 2010, the SCRRA and Connex Railroad LLC entered into a settlement agreement concerning their respective contractual liabilities in connection with the accident, pursuant to which the parties made demands upon their insurers to create a settlement fund for the victims of the accident and their families up to the US$200 million federal damages cap. As a result of this agreement, the proceeding between Connex Railroad LLC and the SCRRA before the federal courts in California was stayed. On August 25, 2010, Connex Railroad LLC, Veolia Transportation, the SCRRA and LACMTA filed a federal interpleader action in federal court to create a settlement fund.

Back to Contents

Following respective demands upon insurers, the interpleader fund was funded with US$200 million, and a Final Discharge Order was entered by the relevant judge appointed to hear this matter within the federal court on January 3, 2011. This discharge order released Connex Railroad LLC, Veolia Transportation, and SCRRA from all and any claims arising out of the collision. The 30 day appeal period in respect of this discharge order expired on February 3, 2011 and thus Connex (and related affiliates) has no further liability in respect of this matter. On March 24, 2011, the state court presiding over the consolidated claims of the heirs of the deceased passengers and the injured passengers entered an order dismissing all claims against Connex Railroad LLC, Veolia Transportation and the other defendants in accordance with the judgment and order of the federal court.

HarzElbeExpress Rail Accident in Germany

A serious head-on collision occurred on Saturday, January 29, 2011 between a HarzElbeExpress passenger train operated by Veolia Verkehr Sachsen Anhalt GmbH, a Veolia Transport subsidiary, and a goods train, near Hordorf and Magdeburg in Saxony-Anhalt (Germany). Around fifty people were aboard the HarzElbeExpress train. The disaster claimed the lives of ten people, including the driver of the passenger train and a member of the railway staff. Many serious injuries have been reported. A judicial involuntary manslaughter investigation is ongoing with respect to the driver of the goods train, who is alleged to have failed to stop for a red light. The initial results of the investigation would appear to exonerate our Company of any liability and the financial consequences would appear limited given the insurance policies held by the Group.

Société Nationale Maritime Corse Méditerranée (SNCM)

On September 19, 2006, Compagnie Méridionale de Navigation (CMN) and Corsica Ferries filed a complaint before the French Competition Council alleging anti-competitive practices by SNCM, a subsidiary of Veolia Transport, the Corsican Regional Authority and the Corsican Transportation Bureau for the purpose of restricting or eliminating competition during a call for bids initiated to delegate the Marseille-Corsica public transportation service. On December 11, 2006, the Competition Council dismissed the claim that a cartel existed between the Corsican Regional Authority, the Corsican Transportation Bureau and SNCM, and denied the claims of excessive subsidies and cross-subsidies asserted by Corsica Ferries. However, the Competition Council found that the global and indivisible offer of SNCM was likely to constitute an abuse of dominant position. Although it relates to a call for bids that was invalidated by a decision of the Conseil d’État in December 2006, the Competition Council investigated the case and a hearing was held on December 9, 2008. In a decision dated February 27, 2009, the Competition Council ruled against SNCM and levied a fine of €300,000 for abuse of dominant position. SNCM appealed this ruling and pleadings took place on January 12, 2010 before the Paris Court of Appeals, which confirmed the Competition Council’s ruling on March 9, 2010. SNCM filed an appeal against this judgment before the French Supreme Court. The parties exchanged their pleadings and briefs through March 2011 and the Supreme Court’s Casehandler delivered a report on March 21, 2011. The case will be reviewed by the Supreme Court in a hearing that is scheduled to take place on May 24, 2011.

In a second case brought before the Competition Council after a second call for bids procedure was initiated following the decision of the Conseil d’Etat, Corsica Ferries contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies, suggesting the existence of cross-subsidies, constituted an abuse of a dominant position. On April 6, 2007, the Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (formerly, the Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of this agreement delegating a public service (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

In addition, Corsica Ferries brought suit before the administrative courts, which ended in a decision by the Conseil d’Etat in December 2006 and a second call for bids procedure. Following a new complaint of Corsica Ferries with respect to this second bid procedure, its request for the invalidation of the decision of June 7, 2007 awarding the contract for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period was denied by a decision of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeal. This case could be heard during the second quarter of 2011, in light of the extension of the investigation period until February 28, 2011.

Back to Contents

Lastly, Veolia Transport’s acquisition of an interest in SNCM was conditioned on the European Commission approving the privatization provisions concerning state assistance. The European Commission’s decision on July 8, 2008 authorized the relevant provisions for a total amount of €274.54 million. On December 18, 2008, Corsica Ferries filed an appeal to annul this decision. At this stage, it is impossible to predict the result of this appeal.

Veolia Propreté

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a subsidiary of Veolia Propreté, filed a claim with the administrative court of the region of Calabria in Italy for the payment of subsidies in an updated amount of €26.9 million, allegedly owed under a concession agreement entered into on October 17, 2000 with the region of Calabria. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. In addition, on May 16, 2008, TEC filed a claim with an Italian arbitration tribunal against the Extraordinary Commissioner of Calabria seeking reimbursement of €62.2 million for various additional operating fees and costs incurred since 2005 and claiming breach of the price indexation provision included in the concession agreement. The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counterclaim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. The arbitration award, which was filed on July 26, 2010 with the Arbitration Chamber of Rome, awards a total amount of €39.8 million to TEC, and fully dismisses the counterclaim of the Extraordinary Commissioner of Calabria as well as his application for termination of the concession agreement. On September 17, 2010, this decision was held to be enforceable by the Civil Court of Rome. The State and the Extraordinary Commissioner of Calabria have filed an appeal of this decision with the Court of Appeals of Rome, and a hearing is scheduled to take place in May 2011.

In addition, VSAT has been accused of manipulating the software that monitors carbon monoxide emissions in its incineration facilities in Falascaia (Tuscany), Vercelli (Piedmont) and Brindisi (Puglia). In all three cases, VSAT filed a “John Doe” complaint in June 2008, August 2008 and February 2009, respectively, which are currently being investigated.

For all of these reasons, in early 2009 Veolia Propreté decided to initiate negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the seller’s guarantee granted by Termomeccanica Ecologia S.p.a. in the agreement pursuant to which VSAT was sold to Veolia Propreté in 2007. In light of the repeated refusal of Termomeccanica Ecologia S.p.a. to compensate VSAT pursuant to its guarantee, on May 19, 2009, Veolia Propreté and Veolia Servizi Ambientali S.p.a., the parent companies of VSAT, filed a request for arbitration with the International Chamber of Commerce (ICC). The arbitration tribunal was formed in August 2009 and has set a schedule calling for a final hearing in the end of December 2011 and an award at the end of April 2012 at the earliest.

Moreover, SIEE, which is the 25% shareholder and former owner of VSAT, filed suit against VSAT’s “Veolia” directors with a view to their removal on grounds of mismanagement and the appointment of an administrator by the court. On February 17, 2010, the Genoa Court of Appeals fully reversed the judgment of the Civil Tribunal of La Spezia, removed the current directors and appointed an ad hoc administrator whose duties were to manage and direct the company for 6 months from the acceptance of his appointment (that is until September 4, 2010), to verify, if need be with the assistance of a technical expert, the discharges from the facilities operated by VSAT in Falascaia, Vercelli and Brindisi, verify the validity of the 2008 balance sheet and lastly to issue a report at the close of this period. The administrator’s appointment was extended until May 31, 2011.

Finally, following an order issued by the Public Prosecutor’s Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating authorization and discharges of polluted wastewater . A temporary solution was submitted to the Province of Lucca by the VSAT subsidiary owning the facility with a view to resumption of operations.

At this point, our Company is not in a position to predict whether the outcome of these actions will have a significant impact on its financial position, results of operations or liquidity.

Back to Contents

Veolia Énergie - Dalkia

On September 3, 1970, a concession agreement was concluded between Prodith, a subsidiary of Dalkia France, and the Lyon metropolitan authority (Communauté Urbaine de Lyon) which called for the construction and operation, for an initial 30-year period, of a public heating and cooling system service on behalf of the Lyon metropolitan authority. Following the decision of the Lyon metropolitan authority to terminate the agreement early on January 21, 2003 and the disagreement between the parties concerning the compensation owed to Prodith, Prodith brought an action before the Lyon administrative court seeking a judgment ordering the Lyon metropolitan authority to pay it €47.8 million.

In a judgment issued on May 16, 2007, the Lyon administrative court denied Prodith’s claims for compensation on the grounds that the concession agreement and the amendments thereto were void because the Lyon metropolitan authority lacked the power to sign the agreement in 1970. Prodith appealed that judgment.

In a decision dated October 22, 2009, the Lyon administrative court of appeal reversed the judgment of the administrative court but nevertheless held that the agreement was void due to the Lyon metropolitan authority’s lack of power to sign it and, on those grounds, found that the Lyon metropolitan authority was not contractually liable. With regard to the consequences of this invalidity, the Court denied Prodith’s claims for compensation on tort grounds, considering that the company had not proved that it had suffered a loss because it had generated profits during the performance of the agreement, and it denied Prodith’s claim for lost profits on the grounds that the agreement had been performed for its full term. However, the Court confirmed Prodith’s property rights to the land on which the Lafayette thermal power plant is located. On December 22, 2009, Prodith appealed the decision of October 22, 2009 to the French Supreme Court. In light of very recent case law, Prodith withdrew its appeal on June 30, 2010, and this withdrawal was formally accepted on July 22, 2010.

Following the early termination of the agreement with Prodith, the Lyon metropolitan authority initiated a competitive bid procedure to award the contract for providing a public heating and cooling system service. At the conclusion of this procedure, the contract was awarded to Dalkia France, which was replaced by its subsidiary, Elvya. That contract was signed on July 23, 2004.

In a judgment dated December 15, 2005, the Lyon administrative court invalidated the decision empowering the president of the Lyon metropolitan authority to sign the agreement with Dalkia France on the grounds that there had been no prior consultation of the Lyon metropolitan authority’s joint committee (comité mixte paritaire) and that the principle requiring bidders to be treated equally had been breached as a result of a late change in the bid package. The court held that the nature of the defects affecting the decision to sign the agreement delegating this public service necessarily invalidated the agreement. In a decision dated February 8, 2007, the Lyon administrative court of appeal affirmed this judgment and gave the parties a period of 18 months to attempt to rescind the agreement in an amicable manner.

Because no amicable resolution was reached, on June 25, 2007, the Lyon metropolitan authority brought an action before the Lyon administrative court requesting a rescission of the agreement and a finding on compensation. Elvya claimed compensation in the amount of €68.8 million. In a judgment dated October 22, 2009, the court rescinded the agreement and held that, on the grounds of the metropolitan authority’s tortuous conduct, Elvya was entitled to be compensated for its necessary expenditures, the amount of which was to be determined by a panel of experts. The court also held that the tortious liability of the Lyon metropolitan authority would be reduced by 50% on the grounds that Dalkia France could not have been unaware of the irregularities in the competitive bid procedure.

At this point, our Company considers that these disputes should not have a significant impact on its financial position, results of operations or liquidity.

Dividend Policy

Our Company’s dividend policy is determined by our Board of Directors, which may consider a number of factors, including our financial performance and net income, as well as the dividends paid by other French and international companies in the same sector. We cannot guarantee the amount of dividends that may be paid in respect of any fiscal year.

Back to Contents

SIGNIFICANT CHANGES

The following information should be read in conjunction with our discussion of the evolution of our business, our financial condition, our results of operations and a comparison of our operating results and financial condition in preceding periods included in Item 5. “Operating and Financial Review and Prospects.” It contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under Item 3. “Key Information—Risk Factors.” Our results may differ materially from those anticipated in the forward-looking statements.

Since the date of our Consolidated Financial Statements, we have pursued our strategic goals to increase organic growth, obtain new contracts and enter into new partnerships and alliances.

Veolia Environnement

On April 7, 2011 we signed a new €2.5 billion multi-currency revolving credit facility with a group of 31 banks and a new €500 million revolving credit facility with a group of 23 banks available for drawings in PLN, CZK and HUF. The facilities will be used for general corporate purposes and they replace our existing €4 billion multicurrency revolving facility dated April 21, 2005 (See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources”). The initial margin on these facilities is 0.50% per year above a market index rate.

This transaction extends the maturity of Veolia’s main syndicated back-up facility from April 2012 to April 2016 and provides flexibility for Veolia’s operations in Eastern Europe with a dedicated syndicated facility. The first facility is structured with a five-year tenor and incorporates two 1-year extension options at each lender’s option. The second facility is structured with a three-year tenor and also incorporates two 1-year extension options at each lender’s option.

Veolia Eau

Thames Water recently awarded Vennsys Limited, a consortium led by Veolia Water UK, a contract to manage all its water metering services, encompassing meter installation, meter reading and the implementation of automatic meter reading by radio communication. This 10-year contract (January 2011 to March 2020) awarded to Vennsys represents total estimated revenue of approximately £240 million (€280 million). Vennsys will employ more than 200 people and is a joint-venture between Veolia Eau’s UK subsidiary Veolia Water UK (51%), H2O Water Services (34%) and Mace (15%).

Veolia Propreté

Veolia Propreté was recently awarded the contract for comprehensive municipal waste collection services by the Loir-et-Sarthe waste management authority (SICTOM). This three-year contract came into effect on January 1, 2011, and includes an annual renewal option for a further period of three years. As a partner to the authority and a pioneer of incentive-pricing structures, Veolia Propreté will offer “à la carte” services that are adapted, rationalized and tailored to the specific needs of different types of waste producers.

The contract for street cleaning and waste collection and recycling for the Haringey district of London was awarded to Veolia Propreté. This 14-year contract commences in April 2011 and will generate estimated cumulative revenue of over €270 million.

Dalkia

Dalkia will soon start operations at the Kursk heating network in Russia through its joint venture with Quadra. It is also in the process of finalizing a financing project with the EBRD and the International Bank for Reconstruction and Development to expand its activities in the Baltic States and Russia.

In Canada, the joint venture with Gaz Metro which manages the Montreal network was awarded an extension to supply the future Montreal University Hospital.

In Poland, Dalkia plans to participate in the privatization process for the Warsaw network launched by the city at the beginning of February 2011.

Back to Contents

Veolia Transport

As part of its expansion in Asia, and its joint venture with RATP Développement, Veolia Transport signed an operating contract for the Macau bus network in January 2011.

In addition, Veolia Transport, which continues to develop its passenger rail transport business, signed an agreement in principle at the end of 2010 for a strategic alliance with Trenitalia. This partnership will produce a new rail operator, a French-law company, held equally by the two groups. The new structure aims to provide an alternative service offering on a European scale, able to adapt to take advantage of market opportunities. At the end of 2011, overnight international services will be offered between France and Italy and other cross-border and regional services are planned from 2012.

Back to Contents

ITEM 9.

THE OFFER AND LISTING

TRADING MARKETS

Our ordinary shares are listed on the Euronext Paris market (Compartment A) under the symbol “VIE.” Since August 8, 2001, our shares have been included in the CAC 40, the main index published by Euronext Paris. This index contains 40 stocks selected among the top 100 companies based on free-float capitalization and the most active stocks listed on the Euronext Paris Market. The CAC 40 Index indicates trends on the French stock market as a whole and is one of the most widely followed stock price indices in France. Since October 5, 2001, our shares have also been listed on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”) under the symbol “VE.” Each ADS represents one ordinary share.

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

Back to Contents

Trades in securities admitted to trading on the Euronext Paris market are settled on a cash basis on the third day following the trade. For certain liquid securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés — OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fourth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been recorded in the purchaser’s account. Under French securities regulations, if the sale takes place before, but during the month of, the record date of a dividend payment, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

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

Trading by Veolia Environnement in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10. “Additional Information — Memorandum and Articles of Association — Trading in Our Own Shares.”

Back to Contents

Trading History

Trading On Euronext Paris

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) of our shares on the Euronext Paris market.

	High	Low
2011
First Quarter	24.30	20.16
March	24.01	20.16
February	24.30	22.51
January	23.59	21.56
2010
Fourth Quarter	22.68	18.78
December	22.68	19.98
November	22.59	20.15
October	21.19	18.78
Third Quarter	21.98	17.97
Second Quarter	26.49	19.25
First Quarter	26.20	22.81
2009
Fourth Quarter	26.67	21.65
Third Quarter	27.10	20.01
Second Quarter	23.15	15.37
First Quarter	23.09	15.00
2008
Fourth Quarter	29.86	16.55
Third Quarter	37.94	28.00
Second Quarter	47.90	34.70
First Quarter	63.89	42.00
2007
Fourth Quarter	66.25	59.19
Third Quarter	60.96	50.62
Second Quarter	63.09	55.30
First Quarter	57.10	50.60
2006
Fourth Quarter	58.40	46.12
Third Quarter	48.69	42.71
Second Quarter	49.45	36.49
First Quarter	46.40	37.82
Source: Euronext Paris

Back to Contents

Trading On The New York Stock Exchange

The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) of our ADSs on the New York Stock Exchange.

	High	Low
2011
First Quarter	33.24	27.90
March	33.15	27.98
February	33.24	30.68
January	31.77	27.90
2010
Fourth Quarter	30.81	25.75
December	29.88	26.30
November	30.81	26.26
October	29.52	25.75
Third Quarter	28.84	23.13
Second Quarter	35.77	23.32
First Quarter	37.15	31.30
2009
Fourth Quarter	38.53	31.50
Third Quarter	40.00	27.72
Second Quarter	31.51	27.07
First Quarter	31.83	19.14
2008
Fourth Quarter	41.50	20.83
Third Quarter	56.09	39.10
Second Quarter	74.08	54.16
First Quarter	94.42	64.85
2007
Fourth Quarter	96.61	84.25
Third Quarter	86.64	67.11
Second Quarter	86.14	74.88
First Quarter	74.91	67.00
2006
Fourth Quarter	75.87	58.00
Third Quarter	61.61	48.80
Second Quarter	62.70	46.14
First Quarter	56.40	46.15
Source: Bank of New York Mellon and New York Stock Exchange

Back to Contents

ITEM 10.

ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Our Company is a société anonyme, a form of limited liability corporation, organized under the laws of France.

In this section, we summarize material information concerning the material provisions of applicable French law and our bylaws (statuts). A copy of our statuts as in effect on the date of this annual report has been filed with the Securities and Exchange Commission as an exhibit to this annual report.

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

•

the acquisition of interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

•

generally, the entering into of all commercial, industrial, financial, personal or real estate property, or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, the ability to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which we hold an interest in connection with our activities, as well as the ability to finance or refinance any of our activities.

Directors

Our statuts provide that each of our directors must own at least 750 of our shares in registered form. The French Commercial Code provides that each director is eligible for reappointment upon the expiration of his or her term of office. Our statuts provide that the Board members stand up for reelection on a rolling basis for a maximum term of four years. See Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Composition and Appointment of the Board of Directors.”

Back to Contents

Transactions with Directors

Under the French Commercial Code, any transaction directly or indirectly between a company and a member of its Board of Directors that is not made under normal conditions within the ordinary course of business of the company is subject to the prior consent of the disinterested members of the Board of Directors.

Any such transaction concluded without such prior consent can be nullified if it causes prejudice to the company. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the shareholders’ meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, other members of the Board of Directors, liable for any damages it may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. In the case of significant transactions with directors that can be considered made under normal conditions and within the company’s ordinary course of business, the interested director must provide a copy of the governing agreement to the Chairman of the Board of Directors, who must provide a list of such agreements and their purposes to the members of the Board of Directors and the statutory auditors. Moreover, certain transactions between a corporation and one of its directors who is a natural person are prohibited under the French Commercial Code: in particular, French law prohibits loans from a company to its directors.

Directors’ Compensation

Fees and other compensation paid to our directors are determined by the shareholders’ meetings. The Board of Directors may allocate the total sum authorized by the General Shareholders’ Meeting among its members at its discretion by a simple majority vote. See Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” In addition, the Board of Directors may allocate exceptional compensation to directors on a case-by-case basis for specific assignments. The Board of Directors may also authorize the reimbursement of travel and accommodation expenses, as well as other expenses incurred by Directors in the corporate interest.

Directors’ Age Limits

Under our statuts, after each annual shareholders’ meeting, the number of directors aged 70 or older may not exceed one-third of the total number of directors.

Transactions with Major Shareholders

The limitations imposed by the French Commercial Code on transactions between a company and interested directors, described above, also apply to transactions between a company and a holder of shares carrying 10% or more of its voting power (or, if such shareholder is a legal entity, the entity’s parent, if any) and to transactions between companies with common directors or executive officers.

Rights, Preferences and Restrictions Applicable to Our Ordinary Shares

Dividends

We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts.

Back to Contents

The French Commercial Code requires us to allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. The legal reserve of any company subject to this requirement may serve to allocate losses that may not be allocated to other reserves or may be distributed to shareholders upon liquidation of the company.

Dividends on our shares are distributed to shareholders pro rata according to their respective holdings of shares. The dividend payment date is decided by the shareholders at an ordinary general meeting or by our Board of Directors in the absence of such a decision by the shareholders. Shareholders that own shares on the payment date are entitled to the dividend.

Dividends may be paid in cash or, if the General Shareholders’ Meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our statuts provide that, subject to a decision of the General Shareholders’ Meeting taken by ordinary resolution, each shareholder may be given the choice to receive his or her dividend in cash or in shares.

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

Back to Contents

Limitation on Exercise of Rights

Our statuts and French law provide that at any time it is necessary to own several shares in order to exercise a specific right or to meet the requirements of a transaction affecting our share capital or equity, a shareholder that holds a number of our shares that is lower than the required number may only exercise this right or participate in this transaction if it obtains the required number of shares.

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

General Meetings of Shareholders

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

•

in case of bankruptcy, our liquidator or court-appointed agent in certain instances; or

•

shareholders holding more than 50% of our share capital or voting rights after a public offer or a sale of a controlling stake of our capital.

Notice of Shareholders’ Meetings

All notice periods described below are minimum periods required under French law and cannot be shortened, except in case of a public offer for our shares.

We must announce general meetings at least 35 days in advance (or 15 days in case of a public offer for our shares) by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice (“avis de réunion”) must first be sent to the AMF. The AMF also recommends that, prior to or simultaneously with the publication of the preliminary notice, a summary of the notice indicating the date, time and place of the meeting be published in a newspaper of national circulation in France. In any event, the preliminary notice must be published on our website at least 21 days (or 15 days in case of a public offer for our shares) prior to the general meeting. The preliminary notice must disclose, among other things, the agenda of the meeting, a draft of the resolutions to be submitted to the shareholders and a description of the procedures to be followed to attend the meeting and the voting procedures (proxy voting, electronic voting or voting by mail). The notice must contain a statement informing the shareholders that they may propose additional items or resolutions to the Board of Directors until 25 days before the date of the meeting (or 10 days in case of a public offer for our shares) and in any case no later than 20 days following the publication of the preliminary notice in the BALO.

At least 15 days (or six days in case of a public offer for our shares) prior to the date set for a first call, and at least 10 days (or 4 days in case of a public offer for our shares) prior to any second call, we must send a final notice (“avis de convocation”) containing the time, date and place of the meeting, the nature of the meeting (ordinary/extraordinary), the agenda of the meeting and other information about the meeting at least 15 days (or 6 days in case of a public offer for our shares) prior to the meeting or at least ten days (or 4 days in case of a public offer for our shares) prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and by registered mail, if shareholders have asked for it and paid the corresponding charges. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our Company is registered, with prior notice having been given to the AMF for informational purposes.

Back to Contents

In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the Board of Directors regardless of whether this action was on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors after the publication of the preliminary notice in the BALO, as described above, by:

•

the works council;

•

one or several shareholders holding a specified percentage of shares computed in accordance with the provisions of the French Commercial Code; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

The shareholders may also propose additional items to be submitted to the general meeting of the shareholders. The shareholders must substantiate the reasons for proposing additional items.

The Board of Directors must submit properly proposed resolutions to a vote of the shareholders after having made a recommendation thereon. The Board of Directors may also comment on any additional item that is submitted by shareholders to the shareholders’ meeting.

Following the date on which documents must be made available to the shareholders (including documents to be submitted to the shareholders’ meeting and resolutions proposed by the Board of Directors, which must be published on our website at least 21 days prior to the general meeting), any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting until the fourth business day before the shareholders’ meeting. Such shareholder must also provide a certificate evidencing share ownership. The Board of Directors must respond to these questions during the meeting or may refer to a Q&A section located on our website in which the question submitted by a shareholder has already been answered.

Attendance and Voting at Shareholders’ Meetings

Each share confers on the shareholder the right to cast one vote (except that our Company may not vote the Treasury shares it holds). Shareholders may attend ordinary meetings and extraordinary meetings and exercise their voting rights subject to French law and the conditions specified in our statuts. In particular, a holder must have accurately disclosed any substantial interest in our Company (as described under “— Anti-Takeover Provisions — Disclosure of Substantial Shareholdings” and “— Anti-Takeover Effects of Applicable Law and Regulations”). In addition, a shareholder is not permitted to vote on specific resolutions that would confer a particular benefit on that shareholder. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

All shareholders as well as their proxies and registered intermediaries may participate in general meetings, provided that the recording of their shares in a registered shareholder account held by or on behalf of the Company or in a bearer shareholder account held by an accredited financial intermediary has occurred on the third business day, midnight (Paris time), preceding the general meeting. Recording of the shares in a bearer shareholder account is evidenced by a shareholding certificate delivered to the holders by the financial intermediary (attestation de participation), which must be attached to the postal or proxy voting form or to the application for an admission card established in the shareholder’s name or on behalf of the shareholder by the accredited financial intermediary. A certificate is also issued to any shareholder who wishes to attend the meeting in person and has not received an admission card by the third business day prior to the meeting, midnight (Paris time).

Proxies and Votes by Mail

In general, all shareholders who have properly recorded their shares, and/or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Back to Contents

Proxies will be sent to any shareholder on request received between the publication of final notice of meeting and 6 days before the general meeting and must be available on our website at least 21 days before the general meeting. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant his or her proxy to any natural person or legal entity. The agent may be required to disclose certain information to the shareholder or to the public. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote blank proxies in favor of all resolutions proposed or approved by the Board of Directors and against all others.

With respect to votes by mail, we are required to send shareholders a voting form upon request and must make available a voting form on our website at least 21 days before the general meeting. The completed form must be returned to us, in paper format or in electronic form, at least three days prior to the date of the shareholders’ meeting.

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

Back to Contents

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to the shareholder vote.

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

Trading in Our Own Shares

Under French law, our Company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital within a maximum period of 18 months. To acquire our own shares, we must obtain the approval of our shareholders at an ordinary general meeting and publish a description of the share repurchase program (descriptif du programme de rachat d’actions). In addition, under French law, we are required to disclose through a publication on our website the transactions we carry out with respect to our shares within seven days after their occurrence. On a monthly basis, we must also provide the AMF with the details of the transactions we have carried out with respect to our shares during the preceding month, if not fully disclosed pursuant to the disclosure rules described in the preceding sentence.

At the General Shareholders’ Meeting held on May 7, 2010, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time, except during a public tender offer, and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. This program allows us to repurchase or sell shares for the purpose of:

•

implementing stock option plans;

•

awarding or selling shares to employees in connection with a company savings plan established in accordance with applicable law;

•

awarding free shares to certain employees and officers;

•

delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner;

•

delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales, spin-offs or contributions;

•

enhancing the secondary market or liquidity in respect of our shares through an investment services provider, pursuant to a liquidity contract signed with such provider conforming to professional rules approved by the AMF;

•

canceling all or a portion of repurchased shares; and

•

any other purpose that is or will be authorized by French laws and regulation.

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

Back to Contents

The maximum repurchase price under the program is €40 per share (or the corresponding amount in any other currency). The maximum purchase price applies only to share repurchases decided on after the annual General Shareholders’ Meeting held on May 7, 2010, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting but providing for share repurchases to be carried out after the date of this meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1 billion under the program. Our Board of Directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers. The shareholders’ authorization for this program expires at the latest on November 7, 2012, which is 18 months after the date of the shareholders’ meeting that approved the program, unless our General Shareholders’ Meeting of May 17, 2011 authorizes a new share repurchase program.

The share repurchase program approved on May 7, 2010 replaced our previous share repurchase program approved at our General Shareholders’ Meeting of May 7, 2009. Share repurchases made pursuant to these programs are detailed in Item 16E below.

 A new share repurchase program will be proposed at the General Shareholders’ Meeting of May 17, 2011. If approved, it will authorize our Company to implement a new share repurchase plan for substantially the same purposes and subject to the same maximum percentage limits as those described above with respect to the program approved at the May 7, 2010 shareholders’ meeting. The maximum purchase price for shares under this resolution would be €40 per share (or the equivalent value at the same date in all other currencies), which maximum price shall only be applicable to acquisitions decided after the date of the General Shareholders’ Meeting of May 17, 2011 and not to transactions concluded before this meeting but providing for share acquisitions to be carried out after the date of this meeting. The total amount allocated to this share repurchase plan authorized may not exceed €1 billion. This authorization would replace any prior authorization granted to the Board of Directors to trade in our shares, effective from May 17, 2011 and if applicable for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen months from the date of the combined General Shareholders’ Meeting.

As of December 31, 2010, we held 14,338,903 shares, representing 2.87% of our share capital. The accounting value (not including provisions) of our total portfolio at that date was €436,212,146.86 while the market value was € 313,591,808.61. None of our subsidiaries held any of our shares as at that date. We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions

Disclosure of Substantial Shareholdings Pursuant to Our Statuts

Our statuts currently provide that any person, acting alone or in concert with others, that fails to notify us within 15 days of its crossing, directly or indirectly, through acquisition or disposal of our shares, of a threshold of 1% or any multiple of 1% of our shares or voting rights can be deprived of voting rights for shares in excess of the relevant reporting threshold for all shareholders’ meetings until the end of a two-year period from the date on which such person returns to compliance with the notification requirements, if it is so required by one or several shareholders holding at least 1% of our share capital or voting rights. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

Back to Contents

Disclosure of Substantial Shareholdings Pursuant to French Law

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 30%, one third, 50%, two thirds, 90% and 95% of the outstanding shares or voting rights of a listed company in France, such as our Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, before the end of the fourth trading day following the date it crosses such thresholds, of the number of shares and voting rights it holds. The individual or entity must also notify the AMF before the end of the fourth trading day following the date it crosses these thresholds, which will make the information public. In the event the individual or entity is not domiciled in France, the financial intermediary that holds the shares on its behalf will be required to deliver these notices.

When a shareholder crosses such ownership thresholds, AMF rules also require disclosure of certain information relating to other financial instruments (e.g., convertible or exchangeable securities, warrants, equity swaps, etc.) that could increase the shareholding of the individual or entity.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10%, 15%, 20%, or 25% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF before the end of the fifth trading day following the date they cross the threshold. In the report, the acquirer must specify the means of financing the acquisition, whether it acts alone or in concert with others and disclose any agreement or temporary transfer of shares or voting rights as well as its strategic intentions for the following six month period, including whether or not it intends to continue its purchases, to acquire control of the company in question, the strategy it contemplates vis-à-vis the issuer and the way to implement it and whether it seeks nomination to the Board of Directors. The AMF makes the notice public. Upon any change of intention within the 6-month period following the filing of the report, it must file a new motivated report for the following 6-month period.

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

To permit holders to give the required notice, we publish on our website and send to the AMF on a monthly basis a written notice setting forth the total number of shares and voting rights (including treasury shares) composing our share capital, if such numbers have varied since the last publication.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that own in excess of 30% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the shares and securities giving access to the share capital or voting rights of such company (such as warrants, convertible securities and similar instruments).

MATERIAL CONTRACTS

In May 2010, we signed an agreement with the Caisse des Dépôts et Consignations (CDC) for the combination of Veolia Transport with Transdev and certain related transactions. The transaction closed on March 3, 2011. In connection with this venture, we and the CDC also signed a shareholders’ agreement containing customary provisions for a venture of this type, including limitations on competition and transfer of shares and a purchase option at market value for the CDC in the event of a change of control of our Company. See Item 5. “Operating and Financial Review and Prospects – Overview – Major Developments in 2010 – Overview – Acquisitions, Divestitures and Partnerships – Partnerships – Combination of Veolia Transport and Transdev” above.

Back to Contents

EXCHANGE CONTROLS

The French Commercial Code currently do not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our Company. Under existing administrative rulings, ownership of 30% or more of our share capital or voting rights by non-residents of France is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as: the acquiring party’s intentions, the acquiring party’s ability to elect directors, or financial reliance by us on the acquiring party.

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

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to French withholding tax at a rate of 25% (19% for distributions made as from January 1, 2008 to individuals that are resident in the European Economic Area (the “EEA”) and 15% for distributions made to non-for-profit organizations with a head office in a Member State of the EEA which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines 4 H-2-10 of January 15, 2010). From March 1, 2010, dividends paid by a French corporation towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

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

Back to Contents

Taxation on Sale or Disposition of Shares or ADSs

Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold shares or ADSs in connection with the conduct of a business or profession in France, and have not held more than 25% of our dividend rights (droits aux bénéfices sociaux), directly or indirectly, alone or together with relatives, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of shares or ADSs.

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

For the purposes of this discussion, a U.S. holder is a holder that is a resident of the United States for purposes of the Treaty and is fully eligible for benefits under the Treaty. A holder will be entitled to Treaty benefits in respect of our shares or ADSs if he:

•

is the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

•

is an individual resident of the United States, a U.S. corporation or other entity taxable as a corporation for U.S. federal income tax purposes, or an estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its beneficiaries;

Back to Contents

•

is not also a resident of France for French tax purposes; and

•

meets the requirements of the “Limitation on Benefits” provisions, which may involve complex determinations for holders that are not individuals.

The United States and France signed a protocol on January 13, 2009, that made several changes to the Treaty, including changes to the “Limitation on Benefits” provisions. The provisions of the protocol entered into force on December 23, 2009, and with respect to withholding taxes entered into force for amounts paid or accrued on or after January 1, 2009. U.S. holders are advised to consult their own tax advisors regarding the effect the protocol may have on their eligibility for Treaty benefits in light of their own particular circumstances. Special rules apply to pension funds and certain other tax-exempt investors.

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

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a rate of 25%. Furthermore, from March 1, 2010, dividends paid by a French corporation, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, are generally subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. However, under the Treaty, a U.S. holder can claim the benefit of a reduced dividend withholding tax rate of 15%.

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

Back to Contents

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our Company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our Company’s audited financial statements and relevant market and shareholder data, our Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 or 2010 taxable years. In addition, based on our Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our Company does not anticipate becoming a PFIC for its 2011 taxable year. Accordingly, dividends paid by our Company in 2011 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our Company was a PFIC and such holder did not make an applicable election under U.S. tax laws.

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

Back to Contents

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the SEC’s Public Reference Rooms by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

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

The following table summarizes various fees currently charged by the Depositary:

Fees:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
US$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited to issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares.
Expenses of the Depositary	• Cable, telex and facsimile transmissions.
• Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary.
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary.

Back to Contents

Fees Payable to the Company by the Depositary

From January 1, 2010 to April 15, 2011, we received US$300,000 from the Depositary (for the period from December 1, 2009 to December 1, 2010), US$300,000 (for the period from December 1, 2008 to December 1, 2009), US$300,000 (for the period from December 1, 2007 to December 1, 2008) for continuing annual stock exchange listing fees, standard out-of-pocket maintenance cost for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone call), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Finance Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Finance Officer concluded that the disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Finance Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board and with IFRS as adopted by the European Union.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2010, which is included under Item 18. “Financial Statements” on page F-2.

Back to Contents

There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Accounts and Audit Committee has four members in accordance with the requirements of the Board of Directors’ charter: Daniel Bouton (Chairman), Pierre-André de Chalendar, Paul-Louis Girardot and Group Industriel Marcel Dassault as represented by Olivier Costa de Beauregard. All of the Committee members qualify as “audit committee financial experts” within the meaning of this Item 16A and are deemed to be independent based on criteria set forth in our Board of Directors’ charter, as well as based on the criteria of Section 303A.06 the NYSE Listed Company Manual.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, two independent accounting firms audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2010, our independent auditors are Ernst & Young et Autres and KPMG SA, which was appointed statutory auditor in replacement of Salustro Reydel in 2007. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2010, we were billed total fees of €16.7 million to KPMG and €18.0 million to Ernst & Young for the services described below. The fees set forth below billed by KPMG and Ernst & Young in 2009 and 2010 do not include fees charged to equity affiliates or proportionally consolidated entities.

Audit Fees

During 2010, we were billed €15.0 million in fees by KPMG and €15.1 million by Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements. During 2009, we were billed €14.8 million in fees by KPMG and €14.9 million by Ernst & Young in connection with such services.

Audit-Related Fees

During 2010, we were billed €1.7 million in fees by KPMG and €2.9 million by Ernst & Young for services that are related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, services not required by regulation and acquisition-related audits. During 2009, we were billed € 3.1 million in fees by KPMG and € 4.4 million by Ernst & Young in connection with such services.

Tax Fees

During 2009 and 2010, we were not billed any fees by KPMG or by Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2009 and 2010, we were not billed any fees by KPMG or by Ernst & Young for products and services other than the ones noted above.

Back to Contents

Audit Committee Pre-Approval Policies and Procedures

Our Accounts and Audit Committee is responsible, among other matters, for the oversight of our independent statutory auditors subject to the requirements of French law. Our Accounts and Audit Committee has established a list of prohibited non-audit services in order to ensure the independence of our independent statutory auditors. Our Accounts and Audit Committee has also adopted a policy and established certain procedures for the approval of audit and permissible non-audit services and for the pre-approval of audit and permissible non-audit services to be provided by our independent statutory auditors. Since 2005, our Accounts and Audit Committee establishes an annual budget, broken down and detailed as to the type of service to be provided and the authorized amount for such service, for all permissible audit and non-audit services (including on-going non-audit engagements). Our Accounts and Audit Committee also delegated to its Chairman or one of its other members the responsibility for pre-approving any new permissible audit or non-audit engagements that exceeded such budgeted amounts for the particular permissible audit or non-audit service. Any engagements pre-approved by the Chairman or other delegate must be reported to the full Accounts and Audit Committee at its next succeeding meeting.

During 2010, no services were provided to our Company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2010, the following purchases of our shares were made by our Company:

Period	Total number of shares purchased	Average price paid per share (in euros)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may be allocated to the purchase of shares under the plans or programs (in euros)
01/01/2010 to 01/31/2010	0	n/a	0	1,000,000,000
02/01/2010 to 02/28/2010	0	n/a	0	1,000,000,000
03/01/2010 to 03/31/2010	0	n/a	0	1,000,000,000
04/01/2010 to 04/30/2010	0	n/a	0	1,000,000,000
05/01/2010 to 05/31/2010	0	n/a	0	1,000,000,000
06/01/2010 to 06/30/2010	0	n/a	0	1,000,000,000
07/01/2010 to 07/31/2010	0	n/a	0	1,000,000,000
08/01/2010 to 08/31/2010	0	n/a	0	1,000,000,000
09/01/2010 to 09/30/2010	0	n/a	0	1,000,000,000
10/01/2010 to 10/31/2010	0	n/a	0	1,000,000,000
11/01/2010 to 11/30/2010	0	n/a	0	1,000,000,000
12/01/2010 to 12/31/2010	0	n/a	0	1,000,000,000

Back to Contents

At the General Shareholders’ Meeting held on May 7, 2010, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer our shares at any time, except during a public offer, as permitted under applicable laws and regulations, and by any means, on the market or over-the-counter, including through block trades, public offers to purchase, sell or exchange, or through the use of derivative financial instruments traded on a market or over-the-counter, or through the delivery of shares following the issuance by us of securities granting rights to our capital by means of conversion, exchange, redemption, exercise of warrants or in any other way, either directly or indirectly via the intermediary of an investment services provider. The share repurchase may be for an amount up to 10% of our share capital, provided that we may not hold more than 10% of our share capital at any time.

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

The maximum repurchase price under the program was set by shareholders at the May 7, 2010 meeting at €40 per share and the maximum amount that we may allocate to the share repurchase program was set at €1 billion. See Item 10. “Additional Information—Trading in Our Own Shares.”

The shareholders’ authorization for this 2010 share repurchase program is due to expire at the latest on November 7, 2011, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted at our General Shareholders’ Meeting of May 17, 2011.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

N/A

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

Our corporate governance practices reflect applicable laws and regulations in France and conform to the provisions of the consolidated version of the AFEP-MEDEF Code of April 2010, which is a code of recommended practices for governance and executive compensation that is widely used in France and which our Company has decided to qualify as its “reference code” in accordance with French law. Our practices also reflect U.S. laws and regulations, including applicable provisions of the U.S. Sarbanes-Oxley Act (see Item 6. “Directors, Senior Management and Employees” for information regarding our current corporate governance structure, including the composition and responsibilities of our Committees). Many of the corporate governance rules in the NYSE Listed Company Manual (the NYSE Manual) do not apply to us as a “foreign private issuer.” However, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. While our management believes that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Manual, there are certain important differences which are described below.

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

Under French law, the Committees of our Board of Directors are advisory in nature and have no independent or delegated decision making authority. This is different than in the case of a U.S. company listed on the NYSE where, for example, the NYSE Manual requires that certain board Committees be vested with decision-making powers on certain matters (e.g., nominations or audit committees). Under French law, ultimate decision-making authority rests with the Board of Directors, and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the Board of Directors. In addition, under French law the decision as to appointment of a company’s outside auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the Board of Directors. This is different than in the case of a U.S. company listed on the NYSE, where the NYSE Manual requires that this decision be made by the audit committee of the board. Finally, unlike U.S. NYSE-listed companies which are required to have only a single outside auditor, French law requires French listed companies like ours to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Manual (i.e., the audit of a listed company’s accounts must be conducted by auditors independent from company management).

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

For more information regarding our corporate governance practices, you should also refer to our articles of association (statuts), which are filed as an exhibit to this annual report. See Item 10. “Additional Information.”

Back to Contents

PART III

ITEM 17.

FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

The following exhibits are included herein:

Exhibit

Number	Description
1	Articles of Association (statuts) of Veolia Environnement (free English translation).
8	List of Subsidiaries. Included herein in Note 43 to our Consolidated Financial Statements.
11	Code of Ethics (previously filed as Exhibit 11 to our annual report on Form 20-F for the year ended December 31, 2003 and incorporated by reference herein).
12.1	Certification by Antoine Frérot, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Pierre-François Riolacci, Chief Finance Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications by Antoine Frérot, Chief Executive Officer and Pierre-François Riolacci, Chief Finance Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of Independent Registered Public Accounting Firms.

Back to Contents

Veolia Environnement                      Consolidated financial statements 12/31/2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2010

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the accompanying consolidated statements of financial position of Veolia Environnement and subsidiaries (hereafter the "Company") as of December 31, 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash-flow statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its consolidated cash-flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 18, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The Independent Registered Public Accounting Firms

Paris la Défense and Neuilly sur Seine, France, April 18, 2011

KPMG AUDIT A division of KPMG S.A.		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty

Veolia Environnement                      Consolidated financial statements 12/31/2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2010

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the internal control over financial reporting as of December 31, 2010 of Veolia Environnement S.A. and subsidiaries (hereafter the "Company"), based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (hereafter “the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash-flow statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2010, and our report dated April 18, 2011 expressed an unqualified opinion on those consolidated financial statements.

The Independent Registered Public Accounting Firms

Paris la Défense and Neuilly sur Seine, France, April 18, 2011

KPMG AUDIT A division of KPMG S.A.		ERNST & YOUNG et Autres

Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS	Notes	As of December 31
(€ million)		2010	2009	2008
Goodwill	4	6,840.2	6,624.6	6,723.3
Concession intangible assets	5	4,164.6	3,624.8	3,637.7
Other intangible assets	6	1,505.8	1,437.8	1,535.2
Property, plant and equipment	7	9,706.6	9,382.4	9,427.1
Investments in associates	8	311.7	268.5	311.6
Non-consolidated investments	9	130.7	174.6	202.8
Non-current operating financial assets	10	5,255.3	5,275.2	5,298.9
Non–current derivative instruments - Assets	28	621.1	431.9	508.4
Other non-current financial assets	11	773.1	753.9	817.3
Deferred tax assets	12	1,785.5	1,621.3	1,579.5
Non-current assets		31,094.6	29,595.0	30,041.8
Inventories and work-in-progress	13	1,160.8	997.3	1,022.0
Operating receivables	13	12,503.3	12,247.5	13,093.2
Current operating financial assets	10	373.3	376.6	452.3
Other current financial assets	11	132.3	217.7	321.4
Current derivative instruments – Assets	28	34.6	45.6	142.8
Cash and cash equivalents	14	5,406.8	5,614.4	3,849.6
Assets classified as held for sale	24	805.6	722.6	203.0
Current assets		20,416.7	20,221.7	19,084.3
Total assets		51,511.3	49,816.7	49,126.1

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – EQUITY AND LIABILITIES	Notes	As of December 31
(€ million)		2010	2009	2008
Share Capital		2,495.6	2,468.2	2,362.9
Additional paid-in capital		9,514.9	9,433.2	9,197.5
Reserves and retained earnings attributable to owners of the Company	15	(4,044.3)	(4,440.8)	(4,559.2)
Total equity attributable to owners of the Company		7,966.2	7,460.6	7,001.2
Total equity attributable to non-controlling interests		2,928.5	2,670.1	2,530.5
Equity	15	10,894.7	10,130.7	9,531.7
Non-current provisions	16	2,313.9	2,291.1	2,160.2
Non-current borrowings	17	17,896.1	17,647.3	17,063.9
Non–current derivative instruments – Liabilities	28	195.1	139.3	159.9
Deferred tax liabilities	12	2,101.4	1,951.2	1,936.0
Non-current liabilities		22,506.5	22,028.9	21,320.0
Operating payables	13	13,767.6	13,075.7	13,591.8
Current provisions	16	689.9	749.2	773.1
Current borrowings	17	2,827.1	2,983.1	3,219.7
Current derivative instruments – Liabilities	28	51.7	84.8	125.9
Bank overdrafts and other cash position items	14	387.0	454.9	465.7
Liabilities directly associated with assets classified as held for sale	24	386.8	309.4	98.2
Current liabilities		18,110.1	17,657.1	18,274.4
Total equity and liabilities		51,511.3	49,816.7	49,126.1

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONSOLIDATED INCOME STATEMENT

		Year ended December 31
(€ million)	Notes	2010	2009(1) (2)	2008 (1) (2)
Revenue	18	34,786.6	33,951.8	35,089.6
o/w Revenue from operating financial assets		388.0	384.0	387.7
Cost of sales		(28,633.5)	(28,115.9)	(29,280.1)
Selling costs		(636.4)	(597.7)	(610.5)
General and administrative expenses		(3,584.4)	(3,451.9)	(3,321.2)
Other operating revenue and expenses		188.0	195.5	49.4
Operating income	19	2,120.3	1,981.8	1,927.2
Finance costs	20	(888.7)	(864.1)	(1,089.6)
Income from cash and cash equivalents	20	95.4	95.9	202.0
Other financial income and expenses	21	(114.0)	(104.8)	(36.6)
Income tax expense	22	(336.3)	(239.1)	(460.5)
Share of net income of associates	8 & 23	18.5	(0.9)	18.2
Net income from continuing operations		895.2	868.8	560.7
Net income from discontinued operations	24	(23.6)	(26.9)	148.5
Net income for the year		871.6	841.9	709.2
Non-controlling interests	25	290.5	257.8	304.1
Attributable to owners of the Company		581.1	584.1	405.1

(in euros)
Net income attributable to owners of the Company per share (3)	26
Diluted		1.21	1.24	0.87
Basic		1.21	1.24	0.88
Net income from continuing operations attributable to owners of the Company per share (3)	26
Diluted		1.24	1.29	0.69
Basic		1.24	1.29	0.70
The accompanying notes are an integral part of these consolidated financial statements.

(1)   In 2008 and 2009, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income (see Note 19, Operating income).

(2) In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of:

•

the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

•

the entities of the U.S. incineration activity in Environmental Services (Montenay International) and Freight activities (primarily in France, Germany and the Netherlands) divested in the second half of 2009;

•

Water activities in the Netherlands, divested in December 2010;

•

Transportation activities in the UK, Water activities in Gabon, Environmental Services activities in Norway and German operations in the Energy Services Division, in the process of divestiture at the year end;

are presented in a separate line, “Net income from discontinued operations,” for the years ended December 31, 2009 and 2008.

Furthermore, as the divestiture process for Renewable Energy activities was interrupted at the end of 2010, these activities are no longer presented in Net income from discontinued operations.
(3) The weighted average number of shares outstanding at December 31, 2010 is 481.2 million (basic and diluted) (see Note 26, Earnings per share).

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31
(€ million)	2010	2009	2008

Net income for the year	871.6	841.9	709.2

Actuarial gains or losses on pension obligations	(72.9)	(67.8)	(138.1)
Related income tax expense	16.9	14.3	34.1
Amount net of tax	(56.0)	(53.5)	(104.0)

Fair value adjustments on available-for-sale assets	(1.8)	(3.3)	(18.2)
Related income tax expense	(0.1)	(0.6)	(0.2)
Amount net of tax	(1.9)	(3.9)	(18.4)

Fair value adjustments on cash flow hedge derivatives	27.3	46.2	(112.8)
Related income tax expense	(9.7)	(5.8)	24.2
Amount net of tax	17.6	40.4	(88.6)

Foreign exchange gains and losses
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	592.2	65.2	(279.8)
Amount net of tax	592.2	65.2	(279.8)
- on the net financing of foreign operations	(165.2)	2.2	(31.8)
- related income tax expense	52.6	3.8	15.9
Amount net of tax	(112.6)	6.0	(15.9)

Other comprehensive income	439.3	54.2	(506.7)
Total comprehensive income for the year	1,310.9	896.1	202.5
- Attributable to owners of the Company	911.8	657.1	(84.4)
- Attributable to non-controlling interests	399.1	239.0	286.9

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31
(€ million)	Notes	2010	2009(1)	2008(1)
Net income for the year attributable to owners of the Company		581.1	584.1	405.1
Net income for the year attributable to non-controlling interests	25	290.5	257.8	304.1
Operating depreciation, amortization, provisions and impairment losses	19	1,884.4	1,869.5	1,911.3
Financial amortization and impairment losses		18.6	7.2	19.5
Gains/losses on disposal and dilution	19	(277.2)	(306.1)	(292.7)
Share of net income of associates	8	(18.4)	0.9	(18.5)
Dividends received	21	(6.9)	(8.7)	(8.4)
Finance costs and finance income	20	811.2	792.0	922.8
Income tax expense	22	362.4	311.9	470.9
Other items		95.8	69.1	74.0
Operating cash flow before changes in working capital		3,741.5	3,577.7	3,788.1
Changes in working capital	13	83.0	432.1	(80.9)
Income taxes paid		(367.9)	(408.5)	(347.5)
Net cash from operating activities		3,456.6	3,601.3	3,359.7
Industrial investments	41	(2,083.7)	(2,104.8)	(2,390.3)
Proceeds on disposal of intangible assets and property, plant and equipment		205.2	258.7	329.8
Purchases of investments		(426.3)	(177.9)	(745.7)
Proceeds on disposal of financial assets		498.6	522.3	286.1
Operating financial assets:
- New operating financial assets	10	(489.1)	(483.1)	(507.0)
- Principal payments on operating financial assets	10	424.1	455.2	358.2
Dividends received	8 & 21	12.9	14.8	15.8
New non-current loans granted		(59.8)	(43.8)	(252.7)
Principal payments on non-current loans		31.8	65.8	30.0
Net decrease/increase in current loans		69.1	140.9	(89.0)
Net cash used in investing activities		(1,817.2)	(1,351.9)	(2,964.8)
Net increase/decrease in current borrowings	17	(938.2)	(1,323.9)	(1,437.0)
New non-current borrowings and other debts	17	537.6	3,301.2	3,590.2
Principal payments on non-current borrowings and other debts	17	(148.8)	(1,514.8)	(184.8)
Proceeds on issue of shares		128.8	157.1	51.0
Share capital reduction				(131.0)
Transactions with non-controlling interest: partial purchases and sales		91.8	50.9	20.0
Purchases of/proceeds from treasury shares		7.9	4.9	3.2
Dividends paid		(735.6)	(434.0)	(754.4)
Interest paid		(821.9)	(729.8)	(847.6)
Net cash from/(used in) financing activities		(1,878.4)	(488.4)	309.6
Net cash at the beginning of the year		5,159.5	3,383.9	2,656.2
Effect of foreign exchange rate changes and other		99.3	14.6	23.2
Net cash at the end of the year		5,019.8	5,159.5	3,383.9
Cash and cash equivalents	14	5,406.8	5,614.4	3,849.6
Bank overdrafts and other cash position items	14	387.0	454.9	465.7
Net cash at the end of the year		5,019.8	5,159.5	3,383.9
(1) Figures for the years ended December 31, 2009 and 2008 have been adjusted for the application of the amendments to IAS 7 as follows:

•

replacement costs are now included in Net cash from operating activities: the impact of this reclassification between “Operating depreciation, amortization, provisions and impairment losses” in cash flows from operating activities and “Industrial investments” in investing activities is -€360.9 million in the year ended December 31, 2009 and -€390.3 million in the year ended December 31, 2008.

•

transactions between shareholders without a change in control are now recorded in cash flows from financing activities: the impact of this reclassification between “Proceeds on disposals of financial assets” in investing flows and “Transactions with non-controlling interests: partial purchases and sales” in financing flows is €50.9 million in the year ended December 31, 2009 and €20 million in the year ended December 31, 2008.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed €66.4 million, €29.4 million and €109.2 million to net cash from operating activities, €48.1 million, €252.3 million and €53.8 million to net cash from investing activities and -€21.0 million, -€34.1 million and -€58.9 million to net cash from financing activities in 2010, 2009 and 2008, respectively.

Discontinued operations are presented in Note 24.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement                      Consolidated financial statements 12/31/2010

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of January 1, 2008	471,762,756	2,358.8	9,179.5	(460.7)	(3,367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7
Issues of share capital of the parent company	813,910	4.1	17.9					22.0		22.0
Elimination of treasury shares				3.2	2.3			5.5		5.5
Share purchase and subscription options					5.5			5.5		5.5
Third party share in share capital increases of subsidiaries and changes in consolidated scope									(129.0)	(129.0)
Parent company dividend distribution					(553.5)			(553.5)		(553.5)
Third party share in dividend distributions by subsidiaries									(200.8)	(200.8)
Foreign exchange translation						(591.9)		(591.9)	(1.9)	(593.8)
Fair value adjustments						298.1	(101.6)	196.5	(10.5)	186.0
Actuarial gains and losses on pension obligations					(94.8)			(94.8)	(9.2)	(104.0)
Net income for the year					405.1			405.1	304.1	709.2
Other changes					13.1	(20.0)	0.8	(6.1)		(6.1)
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7

Veolia Environnement                      Consolidated financial statements 12/31/2010

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7
Issues of share capital of the parent company	21,053,708	105.3	235.8					341.1		341.1
Elimination of treasury shares				4.9				4.9		4.9
Share purchase and subscription options					10.3			10.3		10.3
Third party share in share capital increases of subsidiaries									149.8	149.8
Third party share in changes in consolidation scope									(45.0)	(45.0)
Parent company dividend distribution					(553.8)			(553.8)		(553.8)
Third party share in dividend distributions by subsidiaries								0.0	(202.0)	(202.0)
Foreign exchange translation						82.4		82.4	(17.2)	65.2
Net foreign investments						82.0		82.0	(0.1)	81.9
Actuarial gains and losses on pension obligations					(51.2)			(51.2)	(2.3)	(53.5)
Fair value adjustments on cash flow hedge derivatives						(75.9)	35.6	(40.3)	4.8	(35.5)
Fair value adjustments on AFS assets							0.1	0.1	(4.0)	(3.9)
Total other comprehensive income					(51.2)	88.5	35.7	73.0	(18.8)	54.2
Net income for the year					584.1			584.1	257.8	841.9
Other changes					(0.2)			(0.2)	(2.2)	(2.4)
As of December 31, 2009	493,630,374	2,468.2	9,433.2	(452.6)	(3,600.3)	(344.4)	(43.5)	7,460.6	2,670.1	10,130.7

Veolia Environnement                      Consolidated financial statements 12/31/2010

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2009	493,630,374	2,468.2	9,433.2	(452.6)	(3,600.3)	(344.4)	(43.5)	7,460.6	2,670.1	10,130.7
Issues of share capital of the parent company	5,495,933	27.4	81.7					109.1	–	109.1
Parent company dividend distribution					(579.5)			(579.5)	–	(579.5)
Elimination of treasury shares				7.9				7.9	–	7.9
Share purchase and subscription options					6.2			6.2	–	6.2
Third party share in share capital increases of subsidiaries								–	104.8	104.8
Third party share in dividend distributions by subsidiaries								–	(233.5)	(233.5)
Transactions between shareholders					60.2			60.2	(9.9)	50.3
Transactions between shareholders	5,495,993	27.4	81.7	7.9	(513.1)	–	–	(396.1)	(138.6)	(534.7)
Foreign exchange translation						483.2		483.2	109.0	592.2
Net foreign investments						(112.3)		(112.3)	(2.5)	(114.8)
Actuarial gains and losses on pension obligations					(52.0)			(52.0)	(4.0)	(56.0)
Fair value adjustments on cash flow hedge derivatives						2.5	13.6	16.1	3.7	19.8
Fair value adjustments on AFS assets							(4.3)	(4.3)	2.4	(1.9)
Total other comprehensive income					(52.0)	373.4	9.3	330.7	108.6	439.3
Net income for the year					581.1			581.1	290.5	871.6
Total other comprehensive income					529.1	373.4	9.3	911.8	399.1	1,310.9
Other changes					(10.1)			(10.1)	(2.1)	(12.2)
As of December 31, 2010	499,126,367	2,495.6	9,514.9	(444.7)	(3,594.4)	29.0	(34.2)	7,966.2	2,928.5	10,894.7

Veolia Environnement                      Consolidated financial statements 12/31/2010

The dividend distribution per share was €1.21 for the last three fiscal years.

A dividend distribution of €1.21 per share is proposed to the Annual General Meeting of Shareholders of May 17, 2011.

The total dividend paid recorded in the Consolidated Cash Flow Statement of €735 million, €434 million and €755 million for the years ended December 31, 2010, 2009 and 2008, respectively, includes:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Parent company dividend distribution	(580)	(554)	(554)
Third party share in dividend distributions of subsidiaries	(234)	(202)	(201)
Scrip dividend (1)	79	322	-
Total dividend paid	(735)	(434)	(755)
(1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1

ACCOUNTING PRINCIPLES AND METHODS

1.1

Accounting standards framework

1.1.1

Basis underlying the preparation of the financial information

Pursuant to Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation no. 297/2008 of March 11, 2008, the consolidated financial statements for the year ended December 31, 2010 are presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB). These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

These financial statements are accompanied, for comparative purposes, by financial statements for fiscal years 2009 and 2008 drawn up in accordance with the same standards framework.

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Veolia Environnement refers to other IFRS dealing with similar or related issues and the conceptual framework. Where appropriate, the Group may use other standard references and in particular U.S. standards.

1.1.2

Standards, standard amendments and interpretations applicable from fiscal year 2010

The accounting principles and valuation rules applied by the Group in preparing the consolidated financial statements for the year ended December 31, 2010 are identical to those applied by the Group as of December 31, 2009, with the exception of the following standards, standard amendments and interpretations which came into mandatory effect as of January 1, 2010:

•

IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements, revised.

The revision of these two standards led the Group to account for business combinations performed after January 1, 2010 in accordance with the provisions of IFRS 3 revised, and in particular to value the consideration transferred (including any contingent consideration) at the fair value of assets transferred, equity instruments issued and liabilities incurred at the date of acquisition of control. Identifiable assets acquired and liabilities assumed are measured at fair value at the acquisition date. From now on, costs directly attributable to business combinations are recorded in operating expenses in the period incurred. Changes to the standard include:

•

the option for the Group to elect on an individual transaction basis, at the acquisition date, for measurement of non-controlling interests either at fair value (full goodwill) or at the share in the fair value of the identifiable net assets of the company acquired;

•

acquisitions of non-controlling interests and disposals without loss of control are considered as equity transactions and are recognized directly in equity without impacting goodwill.

The Group also applies since January 1, 2010, the amendments to IAS 28, IAS 31 and other standards following the revision of IFRS 3 and IAS 27.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Among these amendments, the amendment to IAS 7 concerning transactions with non-controlling interests has an impact on the presentation of the financial statements and led the Group to reclassify flows relating to transactions with non-controlling interests in the Cash Flow Statement. These transaction flows, recorded in investing activities until 2009, are now presented in financing activities.

•

Amendment to IFRS 2, Share-based Payment - Group cash-settled share-based payment transactions;

•

Amendment to IFRS 5 resulting from the 2006-2008 annual improvement process and regarding the classification of non-current assets (and disposal groups) as held for sale or discontinued;

•

Amendment to IAS 39, Financial instruments: Disclosures: eligible hedged items;

•

IFRIC 17, Distributions of Non-Cash assets to Owners.

The first-time application of these standards, interpretations and amendments did not have a material impact.

•

Amendments resulting from the 2007-2009 annual improvement process.

Among the standards amended as part of the IASB annual improvement process, the following changes were identified as having a potential impact on the presentation of the Group’s financial statements:

•

Pursuant to the new amendment clarifying application guidance for IAS 7, the Group includes since January 1, 2010, in “Net cash from operating activities” in the Consolidated Cash Flow Statement, the replacement costs referred to in Note 19 to the Consolidated Financial Statements for the year ended December 31, 2009. Consequently, when adjusting “Net income attributable to owners of the Company” to obtain “Net cash from operating activities,” replacement costs are no longer eliminated under “Operating depreciation, amortization, provisions and impairment losses.” This amendment has no impact on net income or equity;

•

The amendment to IAS 17 concerning the classification of leases of land: a lease of land may now be classified as a finance lease even if there is no transfer of title at the end of the lease, provided the provisions of IAS 17 governing the identification of a finance lease are satisfied. This amendment did not have a material impact on the accounts of the Group for the year ended December 31, 2010;

•

Since fiscal year 2006, the Group has accounted for its concession business in accordance with the principles set out in IFRIC 12, Service Concession Arrangements, published by the IASB on November 30, 2006 and adopted by the European Union on March 26, 2009. The prospective application of IFRIC 18 (Transfers of Assets from Customers) from July 1, 2009, did not have a material impact on the financial statements as:

•

concession arrangements within the application scope of IFRIC 12 are excluded from the provisions of IFRIC 18, thereby excluding the majority of Group arrangements,

•

the accounting treatment applied to contracts prior to July 1, 2009, similar to contracts within the application scope of IFRIC 18, was generally identical to the provisions proposed by this interpretation.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.1.3

Texts which enter into mandatory effect after December 31, 2010, and which have not been adopted early

Veolia Environnement has not elected for early adoption of the following standards, standard amendments and interpretations published as of December 31, 2010 (adopted or in the course of being adopted by the European Union):

•

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments;

•

Amendment to IAS 32, Financial Instruments: Disclosures: Classification of rights issues;

•

IAS 24 Revised, Related Party Disclosures;

•

Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement;

•

Amendments resulting from the 2008-2010 annual improvement process;

•

IFRS 9, Financial Instruments, Classification and Measurement (not adopted by the European Union);

•

Amendments to IFRS 7, Financial Instruments – Disclosures, Transfers of Financial Assets.

Subject to their definitive adoption by the European Union, these standards, standard amendments and interpretations are of mandatory application from July 1, 2010 or later, that is from January 1, 2011 or later for the Group. The Group is currently assessing the potential impact of the first-time application of these new texts.

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

The Veolia Environnement consolidated financial statements for the year ended December 31, 2010 were adopted by the Board of Directors on March 3, 2011 and will be presented for approval to the Annual General Meeting of Shareholders on May 17, 2011.

1.3

Basis of presentation as of December 31, 2010

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to December 31, 2010, in accordance with uniform accounting policies and methods.

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

Non-controlling interests represent the equity in a subsidiary that is not directly or indirectly attributable to the Group. These interests are presented separately in the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

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

Pursuant to SIC 12, Consolidation - Special Purpose Entities, special-purpose entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from the majority of the economic advantages and/or assumes the majority of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, Consolidated and Separate Financial Statements, potential voting rights available for exercise attached to financial instruments which, if exercised, would confer voting rights on Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of control or significant influence exercised.

1.5

Transactions impacting the consolidation scope

1.5.1

Business combinations and goodwill

Business combinations are recorded in accordance with the acquisition method as defined in IFRS 3.

Under this method, identifiable assets acquired and liabilities assumed of the acquiree are recorded at fair value at the acquisition date.

The goodwill arising from the business combination is measured as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and, where applicable, the fair value of any previously held interest, over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

This goodwill is measured in the functional currency of the company acquired and recognized in assets in the Consolidated Statement of Financial Position.

The Group may elect, on an individual transaction basis, at the acquisition date, to measure non-controlling interests either at fair value (full goodwill) or at the share in the fair value of the identifiable net assets of the company acquired.

Pursuant to IFRS, goodwill is not amortized but is subject to impairment tests performed annually or more frequently where there is evidence calling into question the net carrying amount recorded in assets in the Statement of Financial Position (see Note 1.11, Impairment of intangible assets, property, plant and equipment and non-financial assets)

Veolia Environnement                      Consolidated financial statements 12/31/2010

Where the terms and conditions of a business combination are advantageous, negative goodwill arises. The corresponding profit is recognized in net income at the acquisition date.

Acquisition-related costs are expensed in the period in which the costs are incurred and the services received.

Pursuant to the provisions of IFRS 3, the Group may finalize the recognition of the business combination during the measurement period. This period ends when all the necessary information has been obtained and no later than one year after the acquisition date.

1.5.2

Transactions between shareholders

Dilution and accretion transactions in entities controlled by the Group are recognized as transactions in equity, as they are transactions performed by the owners of the company acting in this capacity.

Pursuant to the provisions of IAS 27 and IAS 32, Financial Instruments: Presentation, these transactions are recognized in equity at their net-of-tax amount and do not therefore impact the Consolidated Income Statement of the Group.

These transactions are presented in financing activities in the Cash Flow Statement.

1.5.3

Assets/liabilities classified as held for sale, discontinued operations

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

In addition, the standard requires the separate presentation in the Consolidated Income Statement of the results of discontinued operations for all comparative periods on a retrospective basis.

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and:

•

represents a separate major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or;

•

is a subsidiary acquired exclusively with a view to resale.

Therefore, as of December 31, 2010, the results of operations sold or in the course of being sold in 2010 must also be adjusted in the comparative financial statements as of December 31, 2008 and 2009. The 2009 and 2008 comparative income statements therefore differ from those published previously.

The impact of these operations on cash flows from operating, investing and financing activities is presented at the foot of the Consolidated Cash Flow Statement for the year ended December 31, 2010 and comparative periods.

The 2009 and 2008 Consolidated Statements of Financial Position are unchanged.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.6

Translation of foreign subsidiaries’ financial statements

Statements of financial position, income statements and cash flow statements of subsidiaries whose functional currency is different from the presentation currency of the Group are translated into the presentation currency at the applicable rate of exchange (i.e. the year-end rate for statement of financial position items and the average annual rate for income statement and cash flow items). Foreign exchange translation gains and losses are recorded in other comprehensive income in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
U.S. Dollar	0.7484	0.6942	0.7185
Pound Sterling	1.1618	1.1260	1.0499
Czech Crown	0.0399	0.0378	0.0372

Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2010	Average annual rate 2009	Average annual rate 2008
U.S. Dollar	0.7537	0.7177	0.6782
Pound Sterling	1.1652	1.1222	1.2433
Czech Crown	0.0395	0.0378	0.0399

1.7

Foreign currency transactions

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year end, foreign currency-denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Loans to a foreign subsidiary, the settlement of which is neither planned nor probable in the foreseeable future represent, in substance, a portion of the Group’s net investment in this foreign operation. Foreign exchange gains and losses on monetary items forming part of a net investment are recognized directly in other comprehensive income in foreign exchange translation adjustments and are released to income on the disposal of the net investment.

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.8

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
* The range of useful lives is due to the diversity of property, plant and equipment concerned.

Property, plant and equipment are primarily depreciated on a straight-line basis, unless another systematic depreciation basis better reflects the rate of consumption of the asset.

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23, Borrowing costs.

A finance lease contract is a contract that transfers to the Group substantially all the risks and rewards related to the ownership of an asset.

Pursuant to IAS 17, assets financed by finance lease are initially recorded at the lower of fair value and the present value of future minimum lease payments. Subsequently, the Group does not apply the remeasurement model but the cost model as authorized by IAS 16 and IAS 38.

These assets are depreciated over the shorter of the expected useful life of the asset and the lease term, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract. This accounting policy complies with IAS 17 and Group accounting methods regarding the recognition and measurement of intangible assets and property, plant and equipment.

Given the nature of the Group's businesses, the subsidiaries do not own investment property in the normal course of their operations.

1.9

Government grants

1.9.1

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.9.2

Investment grants relating to concession arrangements

Investment grants received in respect of concession arrangements (see Note 1.20) are generally definitively earned and, therefore, are not repayable.

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

1.9.3

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

1.10

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

Intangible assets are amortized on a straight-line basis over their useful life, unless another systematic amortization basis better reflects the rate of consumption of the asset.

Useful lives are as follows:

Range of useful lives in number of years *
Fees paid to local authorities	3 to 80
Purchased contractual commitments	3 to 34
Purchased software	3 to 10
Other intangible assets	1 to 28
* The range of useful lives is due to the diversity of intangible assets concerned.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.11

Impairment of intangible assets, property, plant and equipment and non-financial assets

The net carrying amount of non-financial assets, other than inventory and deferred tax assets is reviewed at each period-end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset or group of assets (equal to the higher of fair value less costs to sell and value in use) is estimated.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (equal to the higher of fair value less costs to sell and value in use), where this is lower.

Impairment losses can be reversed, with the exception of those relating to goodwill.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of the long-term plan, or more frequently where there is an indication of loss in value. Where an exceptional impairment must be recorded, it is deducted in priority from goodwill allocated to the cash-generating unit (CGU) and then, where applicable, pro rata to the net carrying amounts of the other assets of the CGU.

Group Management prepares cash flow forecasts based on the most recent long-term plan, prepared in June each year. This plan covers the year in progress and the next six years. This period is representative of the average duration of the Group's long-term contract portfolio and its short-term activities.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given the Group’s activities, the cash-generating units are below operating segments in the organizational structure and generally represent a country in each Division. Future cash flows are taken for the first six years from the long-term plan validated by the Board of Directors on November 9, 2010. The terminal value is calculated based on discounted forecast flows for the last year (2016). These flows are determined based on a perpetual growth rate which takes account of factors such as inflation.

The general assumptions, defined at Group level and included in the calculation of the value in use of each cash-generating unit are the discount rate and the perpetual growth rate. The other assumptions are specific to each CGU.

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

Cash flow projections in the long-term plan reflect changes in volumes, prices, direct costs and investment in the period, determined based on contracts and activities and in line with past data and expected changes over the period covered by the long-term plan.

Pursuant to the provisions of IAS 36, investments included in estimates of future cash flows are those investments that enable the level of economic benefits expected to arise from the assets to be maintained in their current condition. In addition, estimates of future cash flows do not take account of restructuring plans to which the Group is not committed.

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2016 may not be considered a standard year. Therefore, exceptionally, the business plan was extended to 2025 for the “Water–China” cash-generating unit, in order to identify standard flows for the calculation of the terminal value. The perpetual growth rate set out in Note 4 applies from this year.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.12

Inventories

In accordance with IAS 2, Inventories, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1.13

Provisions

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

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

In the case of provisions for rehabilitation of landfill facilities, Veolia Environnement accounts for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

Provisions giving rise to an outflow after more than one year are discounted if the impact is material. Discount rates reflect current assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recorded in the Consolidated Income Statement in "Other financial income and expenses".

1.14

Financial instruments

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.14.2

Measurement, recognition and derecognition of financial assets

Financial assets are initially recognized at fair value plus transaction costs, where the assets concerned are not subsequently measured at fair value through the Consolidated Income Statement. Where the assets are measured at fair value through the Consolidated Income Statement, transaction costs are expensed directly to net income.

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

Available for sale assets

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

The impairment of trade receivables is calculated using two methods:

•

a statistical method: this method is based on past losses and involves the application of a provision rate by category of aged receivables. The analysis is performed for a group of similar receivables, presenting similar credit characteristics as a result of belonging to a client category and country;

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

Assets and liabilities at fair value through the Consolidated Income Statement

This category includes:

•

trading assets and liabilities acquired by the Group for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives not qualifying for hedge accounting are also considered trading assets and liabilities;

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

1.14.3

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months when initially recorded in the Consolidated Statement of Financial Position, negotiable debt instruments and monetary UCITS. UCITS classified in “cash equivalents” comply with Directive 2009/65/EC of the European Commission of July 13, 2009 and constitute monetary UCITS pursuant to the AMF classification. Monetary UCITS (AMF classification) can be sold daily on demand, conferring on them the characteristics of short-term, highly liquid investments that are readily convertible to known amounts of cash, thereby satisfying the requirements of IAS 7. These instruments are not intended to be held more than three months and offer a yield similar to the EONIA (European Overnight Index Average) interbank rate, thereby limiting sensitivity to interest rates (between 0 and 0.5). The regularity of performance trends does not expose them to a material risk of change in value.

Bank overdrafts repayable on demand which form an integral part of the Group's cash management policy represent a component of cash and cash equivalents for the purposes of the cash flow statement.

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

1.14.5

Non-controlling interest put options

Pursuant to IAS 27, non-controlling interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, Financial Instruments: Presentation, non–controlling interest put options are recognized as liabilities.

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

1.14.7

Embedded derivatives

An embedded derivative is a component of a host contract that satisfies the definition of a derivative instrument and whose economic characteristics are not closely related to that of the host contract. An embedded derivative must be separated from its host contract and accounted for as a derivative if, and only if, the following three conditions are satisfied:

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

Where the calculation shows a plan surplus, the asset recognized is capped at the total of the discounted present value of profits, in the form of future repayments or reductions in plan contributions and the amount of unamortized past service costs. The plan surplus is recognized in non-current financial assets.

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

Pursuant to IAS 19, Employee Benefits, actuarial gains and losses are offset against other comprehensive income and are not amortized in the Consolidated Income Statement.

1.16

Share-based payments

Pursuant to IFRS 2, Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans at grant date is expensed in the Consolidated Income Statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered.

The fair value of purchase and subscription options is calculated using the Black and Scholes model, taking into account the expected life of the options, the risk-free interest rate, expected volatility, determined based on observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee saving plans corresponds to the difference between the subscription price and the average share price at each subscription date, less a discount for non-transferability and to the Company's contribution to subscribers.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.17

Revenue

Revenue represents sales of goods and services measured at the fair value of the counterparty received or receivable.

Revenue from the sale of goods or services is recognized when the following conditions are satisfied:

•

the amount of revenue can be measured reliably;

•

the significant risks and rewards of ownership of the goods have been transferred to the buyer, in the case of sales of goods;

•

the stage of completion of the transaction at the year-end may be reasonably determined in the case of sales of services;

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

The related revenue is recognized in accordance with IAS 11, Construction Contracts (see Note 1.22).

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.17.4

IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4, Determining Whether an Arrangement Contains a Lease (see Note 1.20), involve services generally rendered to industrial/private customers. All service components to which the parties have agreed are detailed in contracts such as BOT (Build Operate Transfer) contracts.

Services include the design, construction and financing of the construction of a specific asset/installation on behalf of the customer and the operation of the asset concerned. In this context and in accordance with IFRIC 4, revenue is recognized in accordance with the accounting method applicable to construction contracts.

Construction revenue is recognized in accordance with the percentage completion method and, more generally, the principles set out in IAS 11. At the same time, the amount of built assets is recorded in “operating financial assets”.

The service invoiced to the client includes a component representing the operation of the specific asset/installation concerned and a second component representing the financing of the construction.

•

Revenue relating to the operation of the asset is recognized on delivery of the goods or performance of the service, in accordance with IAS 18.

•

The financing of construction work involves finance costs that are invoiced to the customer and recognized in Revenue, under Revenue from operating financial assets. This interest is recognized in Revenue from the start of construction work and represents remuneration received by the builder/lender.

1.17.5

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.19

Income taxes

The income tax expense (credit) includes the current tax charge (credit) and the deferred tax charge (credit).

Deferred tax assets are recognized on deductible timing differences and/or tax loss carry forward.

Deferred tax assets arising from timing differences are only recognized when it is probable that:

•

there are sufficient taxable temporary differences within the same tax group or tax entity that are expected to reverse in the same periods as the expected reversal of such deductible temporary differences or in the periods where the differed tax assets arising from tax losses can be carried back or forward;

•

or the Group is likely to generate sufficient future taxable profits against which the asset can be offset.

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

Concession arrangements involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:

•

These contracts define "public service obligations" in return for remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term;

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group divisions.

The accounting treatment is disclosed in Notes 5 and 10.

Water

Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass all or part of the water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation “affermage” contracts with a term of 8 to 20 years. They concern the production and distribution of drinking water and/or the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

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

Environmental Services

Both in France and abroad, the main concession arrangements entered into by Veolia Environnement concern the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

Energy Services

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

Transportation

Veolia Environnement’s Transportation Division provides passenger transport services on behalf of local, regional and national public authorities.

Veolia Environnement primarily provides these services in France and abroad under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

Accounting for service concession arrangements

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

1.20.1

Financial asset model

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor in remuneration for concession services.

In the case of concession services, the operator has such an unconditional right if the grantor contractually guarantees the payment of:

•

amounts specified or determined in the contract; or

•

the shortfall, if any, between amounts received from users of the public service and amounts specified or determined in the contract.

Financial assets resulting from the application of IFRIC 12 are recorded in the Consolidated Statement of Financial Position under the heading "Operating financial assets" and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

•

service remuneration.

1.20.2

Intangible asset model

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the recoverable amount. The intangible asset corresponds to the right granted by the concession grantor to the operator to charge users of the public service in remuneration of concession services.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Consolidated Statement of Financial Position under the heading "Concession intangible assets" and are amortized, generally on a straight-line basis, over the contract term.

Under the intangible asset model, Revenue includes:

•

revenue recorded on a completion basis for assets and infrastructure under construction (in accordance with IAS 11);

•

service remuneration.

1.20.3

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

These financial assets are recorded in the Consolidated Statement of Financial Position under the heading "Operating financial assets". They are initially recorded at the lower of fair value and total future flows and subsequently at amortized cost using the effective interest rate of the contract.

The portion falling due within less than one year is presented in "Current operating financial assets," while the portion falling due within more than one year is presented in the non-current heading.

Contracts falling within the scope of IFRIC 4 are either outsourcing contracts with industrial customers, BOT (Build, Operate and Transfer) contracts, or incineration or cogeneration contracts under which, notably, demand or volume risk is, in substance, transferred to the prime contractor.

During the construction phase, a financial receivable is recognized in the Consolidated Statement of Financial Position and revenue in the Consolidated Income Statement, in accordance with the percentage completion method laid down in IAS 11 on construction contracts.

The financial receivables resulting from this analysis are initially measured at the fair value of lease payments receivable and then amortized using the effective interest method.

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

The percentage of completion is determined by comparing costs incurred at the period-end with total estimated costs under the contract. Costs incurred comprise costs directly attributable to the contract and borrowing costs incurred up to completion of the work. However administrative and selling costs are expensed in the period incurred.

Where total contract costs exceed total contract revenue, the Group recognizes a loss to completion as an expense of the period, irrespective of the stage of completion and based on a best estimate of forecast results including, where appropriate, rights to additional income or compensation, where they are probable and can be determined reliably. Provisions for losses to completion are recorded as liabilities in the Consolidated Statement of Financial Position.

The amount of costs incurred, plus profits and less losses recognized and intermediary billings is determined on an individual contract basis. In accordance with IAS 11, where positive, this amount is recognized in assets in "amounts due from customers for construction contract work" (in “Other operating receivables”). Where negative, it is recognized in liabilities in "amounts due to customers for construction contract work" (in “Other operating payables”).

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Consolidated Statement of Financial Position under advances and down-payments received.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.23

Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, the net margin on trading activity transactions is recognized in "Revenue".

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

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models mostly based on observable data (see Note 1.26). Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 28).

1.24

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

At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, an internal trading system for emission rights (EUA: EU Allowance). This system has been in effect since January 1, 2005. The “Project” Directive 2004/101/EC established a link between the Kyoto system and the European system, enabling the operators concerned to use CER, up to an agreed maximum, to satisfy their surrender obligations in the place of EUA.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Directive 2009/29/EC of April 26, 2009 amended the ETS Directive and extended the allowance trading system beyond the second period (2008-2012). It covers the period 2013-2020 and provides for a progressive reduction in allowances allocated and new allocation procedures.

The European Regulation of November 12, 2010 established a scheme for auctioning greenhouse gas allowances for the period 2013-2020. The Group is currently assessing the potential effects of these grant conditions on a site-by-site basis.

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

In the absence of specific IFRS provisions, the Group has adopted the “net liability approach,” which involves the recognition of a liability at the period-end if actual emissions exceed allowances held, in accordance with IAS 37.

Allowances are managed as a production cost and, in this respect, are recognized in inventories:

•

at nil value, when they are received free of charge;

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

1.25

Segment reporting

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8, Operating segments.

The information presented for each operating segment is identical to that presented to the Group’s Chief Operating Decision Maker (Chief Executive Officer) for decision making purposes. This information is based on the internal organization of the Group’s activities and corresponds to the Group’s four business segments, that is, Water, Environmental Services, Energy Services and Transportation.

The Chief Operating Decision Maker receives summary information by division, which he uses to measure the performance of each business.

Budget objectives set for each division head comprise objectives based on revenue, operating net income, investment and other key ratios. These objectives are set for each division as a whole.

The variable compensation of Executive Committee members is based on the performance of the Group or of each Division (including, in particular, adjusted operating cash flow; a reconciliation between adjusted operating cash flow and operating income is shown note 41).

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Veolia Environnement                      Consolidated financial statements 12/31/2010

1.26

Fair value determination principles

The fair value of all financial assets and liabilities is determined at the period-end, either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 27).

Fair value is determined:

i.

based on quoted prices in an active market (level 1) or;

ii.

using internal valuation techniques involving standard mathematical calculation methods integrating observable market data (forward rates, interest rate curves, etc.). Valuations produced by these models are adjusted to take account of a reasonable change in the credit risk of Veolia Group or the counterparty (level 2) or;

iii.

using internal valuation techniques integrating parameters estimated by the Group in the absence of observable market data (level 3).

Quoted prices in active market (level 1)

When quoted prices in an active market are available they are adopted in priority for the determination of the market value. Marketable securities and certain quoted bond issues are valued in this way.

Fair values determined using models integrating observable market data (level 2)

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

Fair values determined using models integrating certain non-observable data (level 3)

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

Notes 1.5.1 and 4 on goodwill and business combinations present the methods adopted for the fair value measurement of identifiable assets acquired and liabilities assumed in business combinations. Allocations are based on future cash flow assumptions and discount rates.

Notes 1.11, 4 and 6 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Sensitivity analyses were also performed on invested capital values and are presented in the aforementioned notes.

Note 1.14 describes the principles adopted for the determination of financial instrument fair values.

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

Note 22 on the income tax expense presents the tax position of the Group and is primarily based in France and in the United States on best estimates available to the Group of results of tax audits in progress and trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Veolia Environnement                      Consolidated financial statements 12/31/2010

The calculation methodology for discount rates adopted as of December 31, 2008 was analyzed with respect to the financial crisis. Following the stabilization of the financial context in 2009 and 2010, these rates were analyzed again taking account of current conditions and using the following procedures:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted-average cost of capital, calculated annually at the end of the first half-year. A review of these rates as of December 31, 2010 did not call into question this practice;

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities. The adjustment applied to this risk premium in December 2008 to limit market volatility in this period, was not considered necessary at the 2010 or 2009 year-ends;

•

Application of IAS 19, Employee Benefits: the exclusive use of market indices and, in particular, the iboxx index in those countries where this index exists, was suspended as of December 31, 2008 due to the highly volatile nature of these indices. Commitments were once again measured using a range of market indices and, in particular the iboxx index, at the December 31, 2010 and 2009 year-ends.

Veolia Environnement                      Consolidated financial statements 12/31/2010

SIGNIFICANT EVENTS

•

As was the case in 2009, 2010 was marked by a progressive though disparate improvement in the economic climate:

•

overall, the economy stabilized, with a more marked recovery in certain countries;

•

significant exchange rate fluctuations;

•

a substantial increase in prices for recycled raw materials;

•

the ongoing difficult financial position of industry economic players and, to a lesser extent, public players which weighed on the completion of certain growth projects and the solvency of some customers.

In accordance with the decision of the Annual General Meeting of Shareholders of May 7, 2010, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was partially taken-up, resulting in the creation of 3.7 million shares representing a little over 0.75% of share capital and 0.77% of voting rights.

•

On February 2, 2010, the Group announced the completion of the transfer to Covanta Holding Corporation of the operating contract for the Miami-Dade County Waste-to-Energy plant in the Environmental Services Division. The divestiture was performed for a consideration of U.S. $128 million (€93 million), in accordance with the announced financial terms.

With this final transaction, Veolia has now completed the transfer to Covanta Holding Corporation of the portfolio of contracts for Waste-to-Energy plants in North America, the divestiture of which was initially announced on July 6, 2009, for a total enterprise value, over fiscal years 2009 and 2010, of €313 million.

•

The transactions performed pursuant to the protocol signed by Suez Environnement and Veolia Environnement on December 19, 2008 and setting out the rules for the redistribution of the joint subsidiaries, were completed on March 22, 2010. This redistribution of the joint subsidiaries consisted of:

•

the acquisition of additional interests by the Group in primarily Société des Eaux de Marseille (SEM) and Société des Eaux d’Arles (SEA);

•

the divestiture of interests held in Société Stéphanoise des Eaux (SSE), Société Provençale des Eaux (SPDE), Société des Eaux du Nord (SEN), Société Nancéienne des Eaux (SNE), Société des Eaux de Versailles et St Cloud (SEVESC), Société Martiniquaise des Eaux (SME), Société Guyanaise des Eaux (SGDE) and Société d’Exploitation du Réseau d’Assainissement de Marseille (SERAM).

•

On May 12, 2010, Dalkia and CEZ, the leader in the Czech energy market, announced the approval by Czech competition authorities of two transactions illustrating the new partnership signed in November 2009 between Dalkia Ceska Republika and CEZ. Dalkia International sold 15% of Dalkia Ceska Republika share capital to CEZ and then 5% of Dalkia Ceska Republika to J&T Group for €126 million (Group share). Simultaneously, Dalkia Ceska Republika sold 85% of its share capital in Dalkia Usti nad Labem to CEZ for €145 million (Group share), comprising a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, in northern Czech Republic.

•

On June 25, 2010, the Group announced the acquisition of New World Resources Energy (NWR Energy) from the NWR Group. This Ostrava-based company distributes electricity and produces heat, hot water and compressed air for the coal mines operated by OKD, the leading Czech mining group and a subsidiary of NWR. The €97 million deal (Group share and after price adjustment), closed at the end of January 2010, has been approved by the competent anti-monopoly authorities. Dalkia Ceska Republika will take over the heat and compressed air facilities mainly dedicated to the mines in the Ostrava region, the electricity distribution installations located close to Dalkia sites, and two subsidiaries, CZECH-KARBON (a Czech electricity trading company), and NWR Energetyka PL Spólka (which changed its name to Dalkia Powerline in August 2010), a Polish company that buys and distributes electricity in Poland. New World Resources Energy changed its name to Dalkia Industry CZ.

Veolia Environnement                      Consolidated financial statements 12/31/2010

•

On May 5, 2010, the Caisse des Dépôts and Veolia Environnement announced the finalization of their agreement on the Transdev-Veolia Transport combination. The new group will rank among world leaders in its sector, with a presence in 30 countries and close to 117,000 employees. In line with the terms of the framework agreement announced on December 21, 2009, the new Veolia Transport-Transdev entity will be owned equally by Veolia Environnement (50%) and Caisse des Dépôts (50%). Prior to completing the transaction, Caisse des Dépôts will subscribe to a €200 million share capital increase by Transdev. Veolia Environnement will be the industrial operator of the new entity and Caisse des Dépôts a long-term strategic shareholder.

The buy-out of RATP's 25.6% share capital in Transdev will take the form of an exchange of selected French and international assets belonging to both Transdev and Veolia Transport. As a result, RATP will strengthen its international presence, primarily in Italy, Switzerland, as well as in France.

The objective of the two shareholders is to list the new group. The new group's IPO will take place through a share capital increase, aimed at providing adequate financial resources to pursue its growth strategy.

The combination of Veolia Transport and Transdev as well as RATP's exit from Transdev's share capital were subject to the usual conditions precedent for this type of transaction and particularly authorization by the relevant anti-monopoly authorities and approval by the Minister for the Economy of the privatization of Transdev. The French competition authority authorized the RATP to take over the transportation networks belonging to Transdev and Veolia.

This combination was authorized by the competent anti-monopoly authorities on December 30, 2010 and the privatization of Transdev was approved by the Minister of the Economy on February 25, 2011. This agreement was subject to asset sales and other commitments, and in particular the creation of a €6.5 million fund to encourage competition in France.

The effective transaction completion date is March 3, 2011.

From this date, the Group loses control of Veolia Transport in exchange for a 50% investment in the Veolia-Transdev joint venture, regrouping the activities of Veolia Transport and Transdev. The definitive agreements will result in the proportionate consolidation of the new entity by the Veolia Group.(see Note 42 “Post-balance sheet events”)

•

On November 9, 2010, the Water Division, via its Veolia Voda and Veolia Water Enterprise subsidiaries, acquired certain United Utilities Group businesses for an enterprise value of €193 million, including:

•

in Central and Eastern Europe, primarily a 77.1% shareholding, via Veolia Voda, in Sofiyska Voda, which operates water supply and treatment services for the city of Sofia in Bulgaria, serving 1.3 million residents, and also a 33.2% shareholding in Aqua SA, which operates water supply and treatment services for the city of Bielsko Biala and the surrounding area in southern Poland, serving over 300,000 residents. These new developments in Central Europe, particularly with the city of Sofia, are carried by Veolia Voda, in which the EBRD has been a partner since 2007, and in which the IFC (International Financial Corporation) announced the acquisition of a 9.5% stake via a share capital issue in June 2010.

•

in the United Kingdom, acquisition of a portfolio of outsourcing, industrial engineering and infrastructure contracts. In addition to this portfolio, minority stakes were also acquired in three PFI (Private Finance Initiative) contracts in Scotland (the Tay, Moray and Highland wastewater treatment plants). The investments in the above PFI contracts in the United Kingdom and Scotland were sold in December for a consideration of €69 million, with the Group retaining a minority stake in the Scottish PFI contracts.

Veolia Environnement                      Consolidated financial statements 12/31/2010

•

In August 2010, Dalkia bought-out the non-controlling interests previously held by the EBRD in certain of its Polish subsidiaries specializing in cogeneration and heating networks. This transaction generated Group additional indebtedness of €87 million. On November 29, the Australian investment fund, IFM, purchased 11.26% of the Polish subsidiary, Dalkia Polska, for a consideration of €57 million and exchanged its 40.6% investment in Lodz for a 28.74% stake in Dalkia Polska, bringing its total investment in the Polish subsidiary, Dalkia Polska, to 40%.

•

On December 1, 2010, VW Netherlands signed an agreement with Rabobank and Evides for the sale of 29% of its 40% shareholding in Delfluent BV. The sale was completed on December 22, 2010 after the conditions precedent were lifted, for an enterprise value of €118 million. The residual investment is equity accounted.

•

On March 12, 2010, Groupe Industriel Marcel Dassault (GIMD) reported it had exceeded the threshold of 5% of share capital and voting rights in Veolia Environnement and undertook to retain this holding for a period of five years. The Annual General Meeting of Shareholders of May 7, 2010 approved the nomination of GIMD, represented by Mr. Olivier Costa de Beauregard, as director for a term of four years ending the Annual General Meeting of Shareholders held to adopt the financial statements for the year ended December 31, 2013. The Board of Directors appointed GIMD, represented by Mr. Olivier Costa de Beauregard, as a member of the Nominations and Compensation Committee and of the Accounts and Audit Committee of Veolia Environnement. Similarly, Mr. Thierry Dassault was appointed censor on May 7, 2010 for a period of four years ending the Annual General Meeting of Shareholders held to adopt the financial statements for the year ended December 31, 2013.

•

On April 16, 2010, the Group and the Qatari Diar fund announced the signature of an agreement aimed at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% interest in Veolia Environnement's share capital and voting rights. This acquisition reflects the groups' mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. The Qatari Diar fund gave an undertaking to the Group to hold its share capital and voting rights for a period of three years. The appointment of the Qatari Diar fund to the Board of Directors was approved by the general shareholders’ meeting of May 7, 2010 for a term of four years ending the general shareholders’ meeting held to adopt the financial statements for the year ended December 31, 2013. Qatari Diar Real Estate Investment Company is represented on the Board by Dr. Mohd Alhamadi since June 1, 2010.

•

On June 24, 2010, Veolia Environnement launched a bond exchange offer for Veolia Environnement 5.875% bonds maturing in February 2012 and Veolia Environnement 4.875% bonds maturing in May 2013. In exchange for the bonds presented, a new €835 million bond line maturing in January 2021 was issued paying a coupon of 4.247%. The offer became irrevocable and was closed on July 1, 2010.

•

On December 12, 2010, Henri Proglio informed the Board of Directors of Veolia Environnement of his decision to resign from his position as Chairman of the Board of Directors. He remains a director of the Company.

The Board of Directors decided, pursuant to the recommendations of its Nominations and Compensation Committee, to unite the functions of Chairman of the Board and Chief Executive Officer.

The Board of Directors therefore appointed Antoine Frérot as Chairman and Chief Executive Officer of Veolia Environnement, with effect from December 12, 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

GOODWILL

Goodwill breaks down as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Gross	7,362.8	7,104.9	7,211.2
Impairment losses	(522.6)	(480.3)	(487.9)
Net	6,840.2	6,624.6	6,723.3

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €100 million as of December 31, 2010) are as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Water – Distribution France	865.4	743.3	743.2
Environmental Services – United Kingdom	712.0	690.0	644.3
Environmental Services North America Solid Waste	635.6	591.3	610.8
Environmental Services – Germany	402.1	402.1	397.8
Dalkia France	337.8	337.8	338.5
Water Solutions & Technologies	293.9	280.3	245.8
Water – China	268.0	240.4	247.5
Water – United Kingdom	239.6	222.7	197.4
Environmental Services France Solid Waste	235.6	238.5	272.4
Water – Czech Republic	230.5	219.1	216.4
Dalkia Italy	185.2	185.2	184.9
Transportation – United States	181.0	165.5	175.3
Veolia Energy Services – United States	159.5	147.4	152.6
Transportation – Passenger services France	143.7	143.7	136.2
Water Germany (excl. Berlin)	137.7	137.7	137.7
Water – Berlin	134.4	134.4	134.4
Veolia Energy Services – Poland	117.7	114.5	111.5
Environmental Services - Marius Pedersen	105.9	102.2	100.9
Transportation Sweden, Norway, Finland	104.8	114.4	104.8
Goodwill balances > €100 million as of December 31, 2010	5,490.4	5,210.5	5,152.4
Goodwill < €100 million	1,349.8	1,414.1	1,570.9
Total Goodwill	6,840.2	6,624.6	6,723.3

Goodwill balances of less than €100 million break down by division as follows:

Goodwill balances < €100 million) (€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Water	238.4	275.5	325.3
Environmental Services	600.1	654.2	710.5
Energy Services	361.4	362.9	343.6
Transportation	119.5	114.0	135.0
Other	30.4	7.5	56.5
Total	1,349.8	1,414.1	1,570.9

As of December 31, 2010, accumulated impairment losses totaled €522.6 million and mainly concerned goodwill of the “Environmental Services – Germany” cash-generating unit (€343.4 million) and the “Transportation Sweden, Norway, Finland” cash-generating unit (€95.5 million).

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in the net carrying amount of goodwill by division are as follows:

(€ million)	As of December 31, 2009	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Transfers to Assets classified as held for sale	Other	As of December 31, 2010
Water	2,253.3	89.5	72.7	0.4	(13.0)	5.1	2,408.0
Environmental Services	2,678.4	(2.9)	104.0	(0.2)	(84.8)	(3.3)	2,691.2
Energy Services	1,147.9	17.5	25.2	-	(28.9)	(0.1)	1,161.6
Transportation	537.6	7.9	33.0	(26.1)	(3.3)	(0.1)	549.0
Other	7.4	-	0.6	-	32.2	(9.8)	30.4
Goodwill	6,624.6	112.0	235.5	(25.9)	(97.8)	(8.2)	6,840.2

Changes in consolidation scope primarily concern the following acquisitions and sales:

•

Water Division: the redistribution of companies previously held jointly with Suez Environnement (€64.3 million) and the acquisition of certain United Utilities Group businesses (€16 million);

•

Energy Services Division: acquisition of New World Resources Energy (NWR Energy) (€24.1 million).

Acquisitions during the year are presented in Note 31, Main acquisitions.

Foreign exchange translation gains and losses are primarily due to the appreciation of the U.S. dollar, the pound sterling, the Chinese renminbi yuan and the Australian dollar against the euro in the amount of €80.8 million, €30.9 million, €29.4 million and €22.6 million, respectively.

Transfers to Assets classified as held for sale mainly concern Environmental Services Division assets in Norway classified as held for sale in the amount of -€84.5 million and the impact of the interruption of the divestiture process for Renewable Energy activities in the amount of €32.2 million.

Impairment losses recognized in the year total €25.9 million mainly concern Transportation Division.

Impairment tests as of December 31, 2010:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of loss in value in accordance with the procedures set out in Note 1.11.

Veolia Environnement Group has 120 cash-generating units as of December 31, 2010, including 41 cash-generating units with allocated goodwill in excess of €20 million.

Discount rates used in 2010 reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Notes 1.11 and 2. The discount rates for the main geographical areas in 2010 were as follows:

• France :	6.6%	• United Kingdom:	7.2%
• United States:	7.0%	• China:	7.7%
• Germany:	6.6%

Veolia Environnement                      Consolidated financial statements 12/31/2010

Similarly, perpetual growth rates used in 2010 to determine terminal values reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Note 1.11. Average perpetual growth rates for the main geographical areas in 2010 were as follows:

• France :	1.9%	• United Kingdom:	2.0%
• United States:	2.2%	• China:	2.8%
• Germany:	1.9%

As in 2009, impairment tests were performed based on the 2011 budget for all Group cash-generating units: a reduction in cash flows in the 2011 budget prepared at the end of 2010, of over 10% compared with 2011 figures in the long-term plan, or any other indication of loss in value relating to the operating activities of the CGU, led the Group to review its business plans for the following cash-generating units: United States in the Water Division, Italy and Pacific in the Environmental Services Division, United States, Italy, Spain and Citelum in the Energy Services Division, Sweden and Spain in the Transportation Division and Renewable Energy.

Impairment tests led to the recognition of impairments of €25.9 million in 2010 in respect of cash-generating units in the Transportation Division.

Sensitivity of impairment tests:

A sensitivity analysis was performed on impairment tests, assuming a 1% increase in the discount rate and a 1% decrease in the perpetual growth rate.

For a certain number of cash-generating units, the above changes in the discount rate and the perpetual growth rate led to the identification of recoverable values lower than the invested capital amount.

The cash-generating units concerned, with a net carrying amount of goodwill in excess of €100 million, are presented below:

(€ million)	Veolia Energy Services – United States	Dalkia Italy	Other	Total
Difference between the recoverable value and the net carrying amount	31	-	88	119
Difference between the recoverable value and the net carrying amount, with an increase in the discount rate (1%)	(112)	(103)	(98)	(313)
Difference between the recoverable value and the net carrying amount, with a decrease in the perpetual growth rate (1%)	(88)	(47)	(49)	(184)

These cash-generating units are considered material and sensitive by the Group and, as such, were subject to additional sensitivity tests focusing on changes in operating cash flows, the main operating assumption considered by the Group when analyzing the recoverable value of goodwill.

The changes in operating cash flows taken into account for the purpose of these sensitivity tests include adjusted operating cash flows as defined in Note 41, less investments as defined in Note 1.11, plus changes in working capital.

A 5% decrease in operating cash flows over the period of the long-term plan would generate a decrease in the recoverable value of €36 million for the Veolia Energy Services – United States CGU and €30 million for the Dalkia Italy CGU.

Veolia Environnement                      Consolidated financial statements 12/31/2010

The following table presents the percentage change in each of the key assumptions taken individually, which enables the estimated recoverable value to equal the net carrying amount of the cash-generating units.

(in %)	Veolia Energy Services - United States	Dalkia Italy (1)
Discount rate	0.2	-
Perpetual growth rate	(0.2)	-
Operating cash flows	(4.3)	-
(1) The changes are without impact as the net carrying amount is equal to the recoverable value.

Recap: Movements in the net carrying amount of goodwill during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Other	As of December 31, 2009
Water	2,247.7	10.0	14.4		(18.8)	2,253.3
Environmental Services	2,736.7	(84.1)	49.2		(23.4)	2,678.4
Energy Services	1,131.1	12.8	5.0	(1.0)	-	1,147.9
Transportation	551.3	(16.5)	11.6	(5.5)	(3.3)	537.6
Other	56.5	(16.3)	(0.6)	-	(32.2)	7.4
Goodwill	6,723.3	(94.1)	79.6	(6.5)	(77.7)	6,624.6

Changes in the consolidation scope primarily concern divestitures in 2009 (Dalkia UK in the Energy Services Division, VPNM in the Environmental Services Division and Freight activities in the Transportation Division) and the acquisition of Digismart in the Energy Services Division.

Foreign exchange translation gains and losses are primarily due to the depreciation of the U.S. dollar and the appreciation of the pound sterling against the euro in the amount of -€37.2 million and €65.5 million, respectively.

Other movements primarily consist of the transfer of goodwill to “Assets classified as held for sale” in the amount of -€77.7 million, primarily in the Environmental Services Division, the Renewable Energy sector and certain French subsidiaries under joint control in the Water Division.

Recap: Movements in the net carrying amount of goodwill during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Other	As of December 31, 2008
Water	2,208.2	140.9	(42.6)	-	(58.8)	2,247.7
Environmental Services	3,049.5	211.3	(182.4)	(343.0)	1.3	2,736.7
Energy Services	1,098.1	58.4	(25.4)	-	-	1,131.1
Transportation	556.7	67.2	(17.5)	(55.3)	0.2	551.3
Other	0.7	53.2	2.6	-	-	56.5
Goodwill	6,913.2	531.0	(265.3)	(398.3)	(57.3)	6,723.3

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONCESSION INTANGIBLE ASSETS

Movements in the net carrying amount of concession intangible assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2010
Concession intangible assets, gross	5,129.1	497.4	(17.3)	-	-	223.8	193.9	(302.9)	127.0	5,851.0
Amortization and impairment losses	(1,504.3)	-	11.0	(6.5)	(256.6)	(35.8)	(16.8)	123.3	(0.7)	(1,686.4)
Concession intangible assets, net	3,624.8	497.4	(6.3)	(6.5)	(256.6)	188.0	177.1	(179.6)	126.3	4,164.6

Additions concern the Water Division in the amount of €339.0 million, the Energy Services Division in the amount of €71.8 million and the Environmental Services Division in the amount of €53.5 million.

Changes in consolidations scope mainly concern external growth transactions in the Water Division with the acquisition of certain United Utilities Group businesses in the amount of €101.8 million and the unwinding of companies previously held jointly with Suez Environnement in the amount of €50.6 million.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Chinese renminbi yuan against the euro in the amount of €158.3 million.

Concession intangible assets break down by division as follows:

	As of December 31, 2010			As of December 31, 2009	As of December 31, 2008
(€ million)	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	4,222.4	(1,025.6)	3,196.8	2,844.8	2,892.0
Environmental Services	607.3	(221.8)	385.5	263.2	259.1
Energy Services	927.1	(414.0)	513.1	480.0	453.6
Transportation	17.3	(2.9)	14.4	-	-
Other	76.9	(22.1)	54.8	36.8	33.0
Concession intangible assets	5,851.0	(1,686.4)	4,164.6	3,624.8	3,637.7

Recap: Movements in the net carrying amount of concession intangible assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Concession intangible assets, gross	4,983.9	373.9	(32.6)	-	-	(146.1)	(40.7)	(9.3)	5,129.1
Amortization and impairment losses	(1,346.2)	-	30.8	(14.2)	(243.5)	29.4	3.9	35.5	(1,504.3)
Concession intangible assets, net	3,637.7	373.9	(1.8)	(14.2)	(243.5)	(116.7)	(36.8)	26.2	3,624.8

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

Foreign exchange translation gains and losses are primarily due to the depreciation of the Chinese renminbi yuan and the appreciation of the pound sterling against the euro in the amount of -€46.8 million and €16.8 million, respectively.

Other movements primarily consist of the reclassification of non-current operating financial assets following the extension of a concession arrangement in the Water Division in the amount of €21.1 million and the transfer of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€15.4 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

OTHER INTANGIBLE ASSETS

Other intangible assets break down as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Intangible assets with an indefinite useful life, net	76.2	70.0	99.5
Intangible assets with an definite useful life, gross	3,549.4	3,271.5	3,203.9
Amortization and impairment losses	(2,119.8)	(1,903.7)	(1,768.2)
Intangible assets with an definite useful life, net	1,429.6	1,367.8	1,435.7
Intangible assets, net	1,505.8	1,437.8	1,535.2

Movements in the net carrying amount of other intangible assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2010
Intangible assets with an indefinite useful life, net	70.0	0.4	-	(0.8)	-	-	6.0	0.6	76.2
Fees paid to local authorities	501.7	8.5	(1.0)	(4.3)	(58.7)	11.1	11.5	(17.5)	451.3
Purchased contractual rights	322.6	0.4	-	-	(47.2)	79.4	11.6	15.5	382.3
Purchased software	142.2	42.6	-	0.1	(52.2)	1.8	5.9	(1.5)	138.9
Purchased customer portfolios	65.3	-	-	-	(9.4)	9.5	9.5	0.3	75.2
Other purchased intangible assets	188.0	24.3	(1.1)	(5.8)	(27.5)	3.9	6.6	(0.2)	188.2
Other internally-developed intangible assets	148.0	52.0	(0.6)	(0.6)	(27.2)	-	1.5	20.6	193.7
Intangible assets with an definite useful life, net	1,367.8	127.8	(2.7)	(10.6)	(222.2)	105.7	46.6	17.2	1,429.6
Other intangible assets	1,437.8	128.2	(2.7)	(11.4)	(222.2)	105.7	52.6	17.8	1,505.8

Intangible assets with an indefinite useful life are primarily trademarks.

Fees paid to local authorities in respect of public service contracts totaled €451.3 million as of December 31, 2010, including €445.9 million for the Water Division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€58.7 million in 2010, including -€58.1 million for the Water Division.

Changes in consolidation scope impacting “Purchased contractual rights” primarily concern external growth in the Water Division (€39.2 million) and the Energy Services Division (€39.1 million).

Other movements in “Purchased contractual rights” consist of the transfer of the assets of Renewable Energy activities from “Assets classified as held for sale” following the decision to interrupt the divestiture process launched in 2009; other movements in "Fees paid to local authorities” consist of the transfer of certain Water Division assets to “Assets classified as held for sale” in the amount of -€10.3 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: Movements in the net carrying amount of other intangible assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Intangible assets with an indefinite useful life, net	99.5	1.4	(0.0)	(1.1)	-	12.6	(1.7)	(40.7)	70.0
Fees paid to local authorities	576.5	13.8	(0.4)	(1.3)	(58.9)	(13.2)	(3.1)	(11.7)	501.7
Purchased contractual rights	398.9	0.1	(0.0)	(12.5)	(51.6)	(1.4)	3.6	(14.5)	322.6
Purchased software	143.9	45.4	(0.4)	(0.4)	(52.8)	(1.0)	3.1	4.4	142.2
Purchased customer portfolios	78.2	-	-	-	(10.8)	(3.4)	1.3	(0.0)	65.3
Other purchased intangible assets	203.1	18.8	(1.3)	(6.7)	(24.6)	5.7	1.5	(8.5)	188.0
Other internally-developed intangible assets	35.1	56.4	(0.1)	(0.1)	(10.7)	(0.9)	0.2	68.1	148.0
Intangible assets with an definite useful life, net	1,435.7	134.5	(2.2)	(21.0)	(209.4)	(14.2)	6.6	37.8	1,367.8
Other intangible assets	1,535.2	135.9	(2.2)	(22.1)	(209.4)	(1.6)	4.9	(2.9)	1,437.8

Fees paid to local authorities in respect of public service contracts totaled €501.7 million as of December 31, 2009, including €494.8 million for the Water Division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€58.9 million in 2009, including -€55.8 million for the Water Division.

Other movements primarily consist of the transfer of the assets of Renewable Energy activities and of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€29.2 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

PROPERTY, PLANT AND EQUIPMENT

Movements in the net carrying amount of property, plant and equipment during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2010
Property, plant and equipment, gross	19,990.2	1,568.3	(809.6)	-	-	155.8	670.9	(468.9)	9.4	21,116.1
Depreciation and impairment losses	(10,607.8)	-	655.3	(19.8)	(1,293.5)	(51.7)	(328.6)	297.5	(60.9)	(11,409.5)
Property, plant and equipment, net	9,382.4	1,568.3	(154.3)	(19.8)	(1,293.5)	104.1	342.3	(171.4)	(51.5)	9,706.6

Additions concern the Water Division in the amount of €343.8 million, the Environmental Services Division in the amount of €571.4 million, the Energy Services Division in the amount of €264.7 million and the Transportation Division in the amount of €339.5 million.

Disposals net of impairment losses and depreciation of €154.3 million, mainly concern the Water Division in the amount of €29.3 million, the Environmental Services Division in the amount of €39.5 million and the Transportation Division in the amount of €76.2 million.

Changes in consolidation scope mainly concern, in the Energy Services Division, the acquisition of New World Resources Energy (NWR Energy) (€21 million), the acquisition of the Baltimore network in the United States (€24.8 million) and the redistrinution of companies previously held jointly with Suez Environnement (€47.5 million)

Foreign exchange translation gains and losses are primarily due to the appreciation against the euro of the pound sterling in the amount of €53.5 million, the appreciation of the Australian dollar in the amount of €56.7 million and the appreciation of the U.S. dollar in the amount of €103.3 million.

Transfers to assets classified as held for sale mainly concern Environmental Services assets in Norway (€88.5 million).

Property, plant and equipment break down by division as follows:

	As of December 31, 2010			As of December 31, 2009	As of December 31, 2008
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	4,690.0	(2,400.4)	2,289.6	2,130.4	2,024.4
Environmental Services	9,052.1	(5,442.2)	3,609.9	3,653.9	3,838.7
Energy Services	3,397.2	(1,373.7)	2,023.5	1,909.0	1,816.6
Transportation	3,647.7	(2,023.5)	1,624.2	1,562.0	1,631.8
Other	329.1	(169.7)	159.4	127.1	115.6
Property, plant and equipment	21,116.1	(11,409.5)	9,706.6	9,382.4	9,427.1

Veolia Environnement                      Consolidated financial statements 12/31/2010

The breakdown of property, plant and equipment by class of assets is as follows:

	As of December 31, 2010			As of December 31, 2009	As of December 31, 2008
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	1,718.7	(804.0)	914.7	884.1	901.0
Buildings	3,145.5	(1,500.1)	1,645.4	1,620.4	1,543.9
Technical installations, plant and equipment	8,873.6	(4,690.8)	4,182.8	3,728.3	3,638.9
Travelling systems and other vehicles	5,002.4	(3,045.9)	1,956.5	1,939.0	2,041.3
Other property, plant and equipment	1,909.8	(1,364.2)	545.6	636.2	643.5
Property, plant and equipment in progress	466.1	(4.5)	461.6	574.4	658.5
Property plant and equipment	21,116.1	(11,409.5)	9,706.6	9,382.4	9,427.1

Recap: Movements in the net carrying amount of property, plant and equipment during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Property, plant and equipment, gross	19,491.5	1,598.7	(823.8)	-	-	(173.1)	315.6	(418.7)	19,990.2
Depreciation	(10,064.4)	-	602.5	(14.2)	(1,362.6)	126.6	(157.5)	261.8	(10,607.8)
Property, plant and equipment, net	9,427.1	1,598.7	(221.3)	(14.2)	(1,362.6)	(46.5)	158.1	(156.9)	9,382.4

Additions concern the Water Division in the amount of €330.4 million, the Environmental Services Division in the amount of €486.4 million, the Energy Services Division in the amount of €326.5 million and the Transportation Division in the amount of €423 million.

Disposals net of impairment losses and depreciation of €221.3 million, mainly concern the Water Division in the amount of €30.2 million, the Environmental Services Division in the amount of €30.9 million and the Transportation Division in the amount of €144.1 million.

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

Other movements consist of the transfer of assets, and primarily the assets of Dalkia Usti activities (Czech Republic), to “Assets classified as held for sale” in the amount of -€175.6 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

INVESTMENTS IN ASSOCIATES

The principal investments in associates with a value of greater than €10 million as of December 31, 2010 are as follows:

	As of December 31
	% control			Share in equity			Share of net income
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	89.6	91.1	92.3	1.0	0.1	1.3
Regaz (Gaz de Bordeaux)	24.00%	24.00%		27.0	23.8	-	4.1	4.0	-
Cie Méridionale de Navigation (2)			45.00%	-	-	42.8	-	(10.2)	7.9
Mayflower	10.00%			26.7			0.4
Doshion VWS	30.00%	30.00%	30.00%	19.2	16.8	15.8	0.4	0.4	-
TIRU	24.00%	24.00%	24.00%	15.0	13.0	11.4	1.5	1.1	0.1
Cie Méridionale de Participations (2)			45.00%	-	-	12.5	-	(0.0)	-
Berlinwasser China Holding (BWI)	49.00%	49.00%	49.00%	13.3	12.0	6.2	0.7	0.2	(0.3)
Stadtereinigung Holtmeyer GmbH (4)		40.00%	40.00%	-	11.9	12.3	-	(0.4)	1.0
Stadtreinigung Dresden GmbH (3)			49.00%	-	-	10.1	-	-	1.3
CIACG	41.97%	41.97%	41.97%	10.1	8.7	6.9	1.8	(2.5)	1.6
Other amounts < €10 million in 2010				110.8	91.2	101.3	8.6	6.4	5.6
Investments in associates				311.7	268.5	311.6	18.5	(0.9)	18.5 (1)
(1) Pursuant to IFRS 5, this net income was transferred from “Share of net income of associates” to “Net income from discontinued operations” in the amount of €0.3 million in 2008.
(2) Companies sold in 2009.
(3) Change in consolidation method (from equity accounting to proportionate consolidation).
(4) Companies sold in 2010.

Movements in investments in associates during 2010 are as follows:

(€ million)	% control as of December 31, 2010	2009	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2010
Fovarosi Csatomazasi Muvek	25.00%	91.1	1.0		(2.5)	-	-	89.6
Regaz (Gaz de Bordeaux)	24.00%	23.8	4.1	(1.0)	-	-	-	26.9
Mayflower	10.00%		0.4	-	(2.5)	28.8	-	26.7
Doshion VWS	30.00%	16.8	0.4	-	2.0	-	-	19.2
Stadtereinigung Holtmeyer Gmbh	-	11.9	-	-	-	(11.9)	-	-
Berlinwasser ChinaHolding(BWI)	49.00%	12.0	0.7	(0.8)	1.4	-	-	13.3
TIRU	24.00%	13.0	1.5	-	0.5	-	-	15.0
CIACG	41.97%	8.7	1.8	(0.4)	-	-	-	10.1
Other amounts < €10 million in 2010		91.2	8.6	(3.8)	6.5	13.2	(4.8)	110.9
Investments in associates		268.5	18.5	(6.0)	5.4	30.1	(4.8)	311.7

No material amounts were transferred to Assets classified as held for sale in 2008, 2009 or 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Non-current assets	908.9	767.6	696.1
Current assets	720.4	438.2	328.1
Total assets	1,629.3	1,205.8	1,024.2
Equity attributable to owners of the Company	878.3	581.5	559.4
Equity attributable to non-controlling interests	16.3	14.5	(1.1)
Non-current liabilities	283.8	223.3	244.2
Current liabilities	450.9	386.5	221.7
Total equity and liabilities	1,629.3	1,205.8	1,024.2
Consolidated Income Statement
Revenue	777.8	431.4	456.5
Operating income	74.2	25.8	52.6
Net income for the year	40.7	7.1	34.7

Recap: Movements in investments in associates during 2009 are as follows:

(€ million)	% control as of December 31, 2009	2008	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2009
Fovarosi Csatomazasi Muvek	25.00%	92.2	0.1	-	(1.2)	-	-	91.1
Cie Méridionale de Navigation		42.8	(10.2)	-	-	(32.6)	-	-
Doshion VWS	30.00%	15.8	0.4	-	0.3	0.3	-	16.8
Cie Méridionale de Participations		12.5	(0.0)	-	-	(12.5)	-	-
Stadtereinigung Holtmeyer Gmbh	40.00%	12.3	(0.4)	-	-	(0.0)	-	11.9
Berlinwasser ChinaHolding(BWI)	49.00%	6.2	0.2	(0.6)	(1.1)	7.3	-	12.0
TIRU	24.00%	11.4	1.1	-	0.5	-	-	13.0
Regaz (Gaz de Bordeaux)	24.00%	-	4.0	-	-	19.8	-	23.8
Stadtreinigung Dresden Gmbh		10.1	-	-	-	(10.1)	-	-
Other amounts < €10 million in 2008 and 2009		108.2	3.9	(5.4)	(0.3)	(4.9)	(1.6)	99.9
Investments in associates		311.6	(0.9)	(6.0)	(1.8)	(32.7)	(1.6)	268.5

Veolia Environnement                      Consolidated financial statements 12/31/2010

NON-CONSOLIDATED INVESTMENTS

Pursuant to IAS 39, non-consolidated investments are recognized at fair value. Unrealized gains and losses are taken directly to other comprehensive income, except for unrealized losses considered long-term or material which are expensed in the Consolidated Income Statement recorded in “other financial income and expenses” (see note 21).

Movements in non-consolidated investments during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Foreign exchange translation	Other	As of December 31, 2010
Non-consolidated investments	174.6	20.5	(29.8)	(18.2)	(9.7)	(10.9)	2.5	1.7	130.7

The investment in Méditerranea delle Acque was sold during 2010. The Group did not hold any investment lines in excess of €20 million as of December 31, 2010.

Recap: Movements in non-consolidated investments during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Other	As of December 31, 2009
Non-consolidated investments	202.8	14.0	(8.4)	(46.3)	9.4	(2.5)	5.6	174.6

Veolia Environnement                      Consolidated financial statements 12/31/2010

NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Note 1.20).

Movements in the net carrying amount of non-current and current operating financial assets during 2010 are as follows:

(€ million)	As of December 31, 2009	New financial assets	Repayments / disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2010
Gross	5,325.0	485.8	(27.6)	-	(79.7)	117.9	(479.1)	(20.4)	(4.6)	5,317.3
Impairment losses	(49.8)	-	-	(11.4)	-	(0.8)	-	-	-	(62.0)
Non-current operating financial assets	5,275.2	485.8	(27.6)	(11.4)	(79.7)	117.1	(479.1)	(20.4)	(4.6)	5,255.3
Gross	380.0	1.6	(396.5)	-	(4.3)	5.9	479.1	(0.3)	(92.2)	373.3
Impairment losses	(3.4)	-	-	-	-	-	-	-	3.4	-
Current operating financial assets	376.6	1.6	(396.5)	-	(4.3)	5.9	479.1	(0.3)	(88.8)	373.3
Non-current and current operating financial assets	5,651.8	487.4	(424.1)	(11.4)	(84.0)	123.0	-	(20.7)	(93.4)	5,628.6
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2010 mainly concern:

•

the Water Division and in particular projects in Berlin (€124.0 million);

•

the Energy Services Division and in particular cogeneration plants (€59.7 million);

•

the Environmental Services Division and in particular new Private Finance Initiative (PFI) contracts for the processing and disposal of residual waste in the United Kingdom (€62.3 million).

The principal repayments of operating financial assets in 2010 concern:

•

the Water Division and in particular projects in Berlin (-€141.7 million);

•

the Energy Services Division and in particular cogeneration plants (-€118.0 million).

Foreign exchange translation gains and losses on non-current operating financial assets mainly concern the Water Division (€94.0 million), primarily due to the appreciation of the Chinese renminbi yuan and the Korean won against the euro.

Non-current/current reclassifications mainly concern:

•

the Water Division and in particular projects in Berlin (€142.3 million);

•

the Energy Services Division and in particular cogeneration plants (€95.2 million).

Changes in consolidation scope are mainly due to the partial sale of activities in the Netherlands in the Water Division for -€125.9 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

The breakdown of operating financial assets by division is as follows:

	As of December 31
	Non-current			Current			Total
(€ million)	2010	2009	2008	2010	2009	2008	2010	2009	2008
Water	3,889.2	3,870.3	3,851.0	197.7	188.8	232.2	4,086.9	4,059.1	4,083.2
Environmental Services	698.0	711.8	768.4	47.2	42.8	68.6	745.2	754.6	837.0
Energy Services	488.3	528.4	562.0	110.0	126.0	117.4	598.3	654.4	679.4
Transportation	89.7	86.7	71.6	17.2	18.7	33.9	106.9	105.4	105.5
Other	90.1	78.0	45.9	1.2	0.3	0.2	91.3	78.3	46.1
Operating financial assets	5,255.3	5,275.2	5,298.9	373.3	376.6	452.3	5,628.6	5,651.8	5,751.2

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	169.4	364.7	390.8	2,701.5	3,626.4
Environmental Services	45.4	108.4	96.1	467.1	717.0
Energy Services	6.8	29.8	7.5	30.3	74.4
Transportation	17.2	17.5	16.3	55.9	106.9
Other	0.4	1.1	0.6	3.4	5.5
Total	239.2	521.5	511.3	3,258.2	4,530.2

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	28.3	70.2	82.8	279.3	460.6
Environmental Services	1.9	4.3	5.3	16.6	28.1
Energy Services	103.2	145.0	81.4	194.3	523.9
Transportation	-	-	-	-	-
Other	0.6	5.5	6.6	73.1	85.8
Total	134.0	225.0	176.1	563.3	1,098.4

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	New financial assets	Repayments / disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Gross	5,311.5	467.7	(7.4)	-	(94.9)	34.6	(365.4)	(21.1)	5,325.0
Impairment losses	(12.6)	-	-	(37.4)	-	0.2	-	-	(49.8)
Non-current operating financial assets	5,298.9	467.7	(7.4)	(37.4)	(94.9)	34.8	(365.4)	(21.1)	5,275.2
Gross	452.3	7.8	(447.8)	-	(6.0)	3.5	365.4	4.8	380.0
Impairment losses	-	-	-	(3.4)	-	-	-	-	(3.4)
Current operating financial assets	452.3	7.8	(447.8)	(3.4)	(6.0)	3.5	365.4	4.8	376.6
Non-current and current operating financial assets	5,751.2	475.5	(455.2)	(40.8)	(100.9)	38.3	-	(16.3)	5,651.8
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2009 mainly concern:

•

the Water Division and in particular projects in Berlin (€119.6 million);

•

the Energy Services Division and in particular cogeneration plants (€73.9 million).

The principal repayments of operating financial assets in 2009 concern:

•

the Water Division and in particular projects in Berlin (-€ 140.1 million);

•

the Energy Services Division and in particular cogeneration plants (-€132.7 million).

Foreign exchange translation gains and losses on non-current operating financial assets mainly concern the Environmental Services Division (€18.6 million) and the Water Division (€8.7 million), following the appreciation of the pound sterling and the Korean won against the euro.

Changes in consolidation scope mainly concern the sale of incineration activities in the United States by the Environmental Services Division in the amount of -€41.3 million and changes in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East in the amount of -€59.1 million.

Impairment losses mainly concern the Environmental Services Division following the impairment of a contract in Italy in the amount of €38.6 million (including €35.2 million in non-current).

Veolia Environnement                      Consolidated financial statements 12/31/2010

OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS

	As of December 31
	Non-current			Current			Total
(€ million)	2010	2009	2008	2010	2009	2008	2010	2009	2008
Gross	787.0	774.8	803.0	134.8	195.8	283.3	921.8	970.6	1 086.3
Impairment losses	(72.3)	(73.5)	(63.4)	(31.6)	(31.9)	(27.9)	(103.9)	(105.4)	(91.2)
Financial assets in loans and receivables	714.7	701.3	739.6	103.2	163.9	255.4	817.9	865.2	995.0
Other financial assets	58.4	52.6	77.7	29.1	53.8	66.0	87.5	106.4	143.7
Total Other financial assets, net	773.1	753.9	817.3	132.3	217.7	321.4	905.4	971.6	1,138.7

11.1

Movements in other non-current financial assets

Movements in the value of other non-current financial assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Repayments / disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Gross	774.8	59.9	(43.8)	6.7	-	19.6	(16.6)	(13.6)	787.0
Impairment losses	(73.5)	-	-	-	3.8	(5.8)	-	3.2	(72.3)
Non-current financial assets in loans and receivables	701.3	59.9	(43.8)	6.7	3.8	13.8	(16.6)	(10.4)	714.7
Other non-current financial assets	52.6	30.8	(2.5)	(20.6)	(1.2)	(1.6)	(1.8)	2.7	58.4
Total Other non-current financial assets, net	753.9	90.7	(46.3)	(13.9)	2.6	12.2	(18.4)	(7.7)	773.1
(1) Impairment losses are recorded in financial income and expenses.

Non-current financial assets in loans and receivables

As of December 31, 2010, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €428.2 million (mainly Dalkia International and its subsidiaries).

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.14.2.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: movements in the value of other non-current financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Repayments / disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Gross	803.0	50.7	(68.6)	31.2	-	3.2	(14.7)	(30.0)	774.8
Impairment losses	(63.4)	-	-	(0.1)	(9.9)	2.0	0.1	(2.2)	(73.5)
Non-current financial assets in loans and receivables	739.6	50.7	(68.6)	31.1	(9.9)	5.2	(14.6)	(32.2)	701.3
Other non-current financial assets	77.7	10.9	(4.5)	(8.2)	(0.5)	2.0	(3.2)	(21.6)	52.6
Total Other non-current financial assets, net	817.3	61.6	(73.1)	22.9	(10.4)	7.2	(17.8)	(53.8)	753.9
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

Other movements concern the reclassification of balances to “Assets classified as held for sale” in the amount of -€15.4 million, mainly in the Transportation Division.

As of December 31, 2009, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €450.4 million (mainly Dalkia International and its subsidiaries).

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.14.2.

Other movements mainly concern the transfer of financial assets hedging pension obligations to the new operator, following the loss of a contract in Melbourne by the Transportation Division.

Veolia Environnement                      Consolidated financial statements 12/31/2010

11.2

Movements in other current financial assets

Movements in other current financial assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Gross	195.8	(70.1)	(5.3)	-	-	4.9	16.6	(7.1)	134.8
Impairment losses	(31.9)	-	7.0	-	(2.8)	(0.5)	-	(3.4)	(31.6)
Current financial assets in loans and receivables	163.9	(70.1)	1.7	-	(2.8)	4.4	16.6	(10.5)	103.2
Other current financial assets	53.8	(3.8)	(4.6)	-	3.2	1.0	1.8	(22.3)	29.1
Total other current financial assets, net	217.7	(73.9)	(2.9)	-	0.4	5.4	18.4	(32.8)	132.3
(1) Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are classified as available-for-sale assets applying accounting principles described in note 1.14.2.

Repayments during the year mainly concern the repayment of asset pre-financing in the Transportation Division and financial receivables.

Recap: movements in other current financial assets during 2009 are as follows:

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

DEFERRED TAX ASSETS AND LIABILITIES

Movements in deferred tax assets and liabilities during 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2010
Deferred tax assets, gross	2,323.4	179.5	9.7	14.5	135.4	(0.3)	2,662.2
Deferred tax assets not recognized	(702.1)	(145.3)	(1.0)	4.2	(24.7)	(7.8)	(876.7)
Deferred tax assets, net	1,621.3	34.2	8.7	18.7	110.7	(8.1)	1,785.5
Deferred tax liabilities	1,951.2	5.5	(2.6)	69.5	66.9	10.9	2,101.4

As of December 31, 2010, deferred tax assets not recognized totaled -€876.7 million, including -€715.6 million on tax losses and -€161.1 million on timing differences. As of December 31, 2009, such deferred tax assets totaled -€702.1 million, including -€557.5 million on tax losses and -€144.6 million on timing differences.

Moreover, as of December 31, 2010, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring of Water businesses in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed U.S.$4 billion, are currently being reviewed by the U.S. tax authorities (see Note 35). A deferred tax asset of U.S.$417 million (€311 million) is recognized in the Consolidated Statement of Financial Position in respect of these tax losses as of December 31, 2010, compared to U.S.$407 million (€283 million) as of December 31, 2009.

The French tax group capitalized deferred tax assets of €41 million tax basis on 2010 year tax losses of €297 million.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidation scope mainly concern the Water Division.

Foreign exchange translation gains and losses are mainly due to fluctuations in the U.S. dollar, the Australian dollar and the Japanese yen against the euro.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Deferred tax assets
Tax losses	1,181.2	976.2	895.3
Provisions and impairment losses	434.7	401.6	368.4
Employee benefits	265.1	219.3	187.0
Financial instruments	182.6	159.0	142.5
Operating financial assets	105.3	112.5	106.1
Fair value remeasurement of asset purchased	65.9	65.8	79.3
Foreign exchange translation	23.7	8.5	17.9
Finance leases	30.8	34.5	34.2
Intangible assets and Property, plant and equipment	22.7	28.7	21.8
Other	350.2	317.3	297.7
Deferred tax assets, gross	2,662.2	2,323.4	2,150.2
Deferred tax assets not recognized	(876.7)	(702.1)	(570.7)
Recognized deferred tax assets	1,785.5	1,621.3	1,579.5

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Deferred tax liabilities
Intangible assets and Property, plant and equipment	852.8	799.2	676.6
Fair value remeasurement of asset purchased	283.4	245.2	276.4
Operating financial assets	214.1	192.5	191.5
Financial instruments	89.6	91.2	89.2
Finance leases	96.1	88.9	76.1
Provisions	49.7	47.1	56.8
Foreign exchange translation	38.6	11.7	38.9
Employee benefits	43.5	36.9	19.0
Other	433.6	438.5	511.5
Deferred tax liabilities	2,101.4	1,951.2	1,936.0

The breakdown by main tax groups as of December 31, 2010 is as follows:

(€ million)	Recognized deferred tax assets on tax losses	Recognized deferred tax assets on timing differences	Deferred tax liabilities on timing differences	Net recognized deferred tax position
French tax groups	14.1	462.7	(316.5)	160.3
France Veolia Environnement tax group	14.0	341.0	(162.7)	192.3
Dalkia France tax group	0.1	71.1	(69.7)	1.5
France Veolia Transport tax group	-	50.6	(84.1)	(33.5)
United States tax group	311.0	185.3	(283.0)	213.3
United Kingdom tax group	-	121.1	(414.8)	(293.7)
Total	325.1	769.1	(1,014.3)	79.9

Veolia Environnement                      Consolidated financial statements 12/31/2010

The timing schedule for the reversal of the net deferred tax position on timing differences and the deferred tax asset position on tax losses of the France Veolia Environnement tax group and the United States tax group is as follows:

	Deferred tax asset on tax losses			Net deferred tax on timing differences			TOTAL
(€ million)	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total
Veolia Environnement tax group	14.0	-	14.0	149.3	29.0	178.3	163.3	29.0	192.3
United States tax group	311.0	-	311.0	10.6	(108.3)	(97.7)	321.6	(108.3)	213.3

The expiry schedule for tax losses recognized and not recognized as of December 31, 2010 is as follows:

	Expiry			Total
(€ million)	5 years or less	More than 5 years	Unlimited
Recognized tax losses	14.1	341.6	109.9	465.6
o/w French tax groups	-	-	14.1	14.1
o/w United States tax group	-	311.0	-	311.0
o/w United Kingdom tax group	-	-	-	-

Tax losses not recognized	(51.1)	(116.6)	(547.9)	(715.6)
o/w French tax groups	-	-	(88.0)	(88.0)
o/w United States tax group	-	-	-	-
o/w United Kingdom tax group	-	-	-	-

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Deferred tax assets, net
Deferred tax assets on net income	1,566.4	1,471.4	1,433.8
Deferred tax assets on reserves	219.1	149.9	145.7
Deferred tax assets, net	1,785.5	1,621.3	1,579.5
Deferred tax liabilities
Deferred tax liabilities on net income	2,060.4	1,900.5	1,876.8
Deferred tax liabilities on reserves	41.0	50.7	59.2
Deferred tax liabilities	2,101.4	1,951.2	1,936.0

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: Movements in deferred tax assets and liabilities during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Deferred tax assets, gross	2,150.2	165.3	9.2	(30.8)	3.2	26.3	2,323.4
Deferred tax assets not recognized	(570.7)	(71.7)	2.5	25.7	(6.5)	(81.4)	(702.1)
Deferred tax assets, net	1,579.5	93.6	11.7	(5.1)	(3.3)	(55.1)	1,621.3
Deferred tax liabilities	1,936.0	30.4	(0.1)	(15.3)	20.2	(20.0)	1,951.2

WORKING CAPITAL

Movements in net working capital during 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Inventories and work-in-progress, net	997.3	125.5	(6.9)	4.1	33.0	(0.8)	8.6	1,160.8
Operating receivables, net	12,247.5	333.2	(30.3)	161.3	260.1	(116.8)	(351.7)	12,503.3
Operating payables	13,075.7	600.7	-	205.8	294.1	(119.4)	(289.3)	13,767.6
Net working capital	169.1	(142.0)	(37.2)	(40.4)	(1.0)	1.8	(53.8)	(103.5)

Amounts transferred to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” primarily concern Environmental Services activities in Norway (-€32.9 million) and Water activities in Gabon (+€21.0 million). These amounts also include the impact of the interruption of the Renewable Energy divestiture process (+€30.1 million).

Veolia Environnement                      Consolidated financial statements 12/31/2010

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables, tax receivables and payables other than current tax), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). Movements in each of these working capital categories in 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Inventories and work-in-progress, net	997.3	125.5	(6.9)	4.1	33.0	(0.8)	8.6	1,160.8
Operating receivables (including tax receivables other than current tax)	12,046.8	282.4	(30.3)	160.1	255.8	(117.3)	(295.0)	12,302.5
Operating payables (including tax payables other than current tax)	(12,500.5)	(453.7)	-	(195.3)	(268.5)	115.5	173.6	(13,128.9)
Operating working capital (1)	543.6	(45.8)	(37.2)	(31.1)	20.3	(2.6)	(112.8)	334.4
Tax receivables (current tax)	189.7	37.8	-	1.2	4.0	-	(56.1)	176.6
Tax payables (current tax)	(220.8)	(67.3)	-	(3.9)	(8.4)	5.3	74.1	(221.0)
Tax working capital	(31.1)	(29.5)	-	(2.7)	(4.4)	5.3	18.0	(44.4)
Receivables on non-current asset disposals	11.0	13.0	-	-	0.3	0.5	(0.6)	24.2
Capital expenditure payables	(354.4)	(79.7)	-	(6.6)	(17.2)	(1.4)	41.6	(417.7)
Investment working capital	(343.4)	(66.7)	-	(6.6)	(16.9)	(0.9)	41.0	(393.5)
Net working capital	169.1	(142.0)	(37.2)	(40.4)	(1.0)	1.8	(53.8)	(103.5)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in inventories during 2010 are as follows:

Inventories (€ million)	As of December 31, 2009	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Raw materials and supplies	630.9	19.8	-	-	3.5	19.0	(34.8)	(14.9)	623.5
Work-in-progress	287.1	107.0	-	-	0.9	9.1	45.3	14.2	463.6
Other inventories (1)	154.2	(1.3)	-	-	-	6.1	(13.1)	7.8	153.7
Inventories and work-in-progress, gross	1,072.2	125.5	-	-	4.4	34.2	(2.6)	7.1	1,240.8
Impairment losses on inventories and work-in-progress	(74.9)	-	(44.5)	37.6	(0.3)	(1.2)	1.8	1.5	(80.0)
Inventories and work-in-progress, net	997.3	125.5	(44.5)	37.6	4.1	33.0	(0.8)	8.6	1,160.8
(1) Including CO2 inventories.

Inventories mainly concern the Water Division in the amount of €315.9 million and the Energy Services Division in the amount of €502.1 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in operating receivables during 2010 are as follows:

Operating receivables (€ million)	As of December 31, 2009	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Trade receivables	9,641.6	268.3	-	-	136.8	191.6	(115.6)	(267.1)	9,855.6
Impairment losses on trade receivables	(560.3)	-	(150.6)	116.4	(23.4)	(9.8)	15.1	12.2	(600.4)
Trade receivables, net (2)	9,081.3	268.3	(150.6)	116.4	113.4	181.8	(100.5)	(254.9)	9,255.2
Other operating receivables	1,178.0	(0.9)	-	-	34.9	29.7	(11.0)	(43.2)	1,187.5
Impairment losses on other operating receivables	(76.8)	-	(15.1)	18.9	0.8	(0.6)	0.6	(5.7)	(77.9)
Other operating receivables, net (2)	1,101.2	(0.9)	(15.1)	18.9	35.7	29.1	(10.4)	(48.9)	1,109.6
Other receivables (3)	731.3	21.6	-	0.1	5.8	39.9	5.3	7.9	811.9
Tax receivables	1,333.7	44.2	-	-	6.4	9.3	(11.2)	(55.8)	1,326.6
Operating receivables, net	12,247.5	333.2	(165.7)	135.4	161.3	260.1	(116.8)	(351.7)	12,503.3
(1) Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.
(2) Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.
(3) Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Operating receivables are recognized as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidated scope mainly concern acquisitions and divestitures in the Water Division for €139.1 million, including €70.1 million relating to the acquisition of certain United Utilities Group businesses and €71.8 million following the redisribution of certain companies previously jointly held with Suez Environnement.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar, the U.S. dollar and the Chinese renminbi yuan against the euro.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Securitization of receivables in France

Securitized debts total €487.1 million as of December 31, 2010 compared to €499.7 million at the end of December 31, 2009 and €496.6 million as of December 31, 2008.

These receivables are retained in assets and the financing secured is recorded in “Current borrowings” (see Note 17, Current borrowings).

Assignment of receivables

Receivables definitively assigned to third parties in the Energy Services Division totaled €281 million as of December 31, 2010, including €63 million in France and €205 million in Italy. This assignment of receivables totaled €178 million as of December 31, 2009 and €69.4 million as of December 31, 2008 and was in Italy.

Movements in operating payables during 2010 are as follows:

Operating payables (€ million)	As of December 31, 2009	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2010
Trade payables (1)	5,311.0	267.2	56.1	137.9	(25.1)	(218.1)	5,529.0
Other operating payables (1)	4,933.4	226.6	122.0	113.0	(74.5)	11.5	5,332.0
Other liabilities (2)	1,324.4	(2.4)	17.0	25.0	(13.9)	(9.9)	1,340.2
Tax and employee-related liabilities	1,506.9	109.3	10.7	18.2	(5.9)	(72.8)	1,566.4
Operating payables	13,075.7	600.7	205.8	294.1	(119.4)	(289.3)	13,767.6
(1) Financial liabilities as defined by IAS 39, measured at amortized cost.
(2) Primarily deferred income.

Trade payables are recognized as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidated scope mainly concern acquisitions and divestitures in the Water Division for €184.3 million, including €101.8 million relating to the acquisition of certain United Utilities Group businesses and €75.7 million following the takeover of certain companies previously jointly held with Suez Environnement.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar, the U.S. dollar and the Chinese renminbi yuan against the euro.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: Movements in net working capital during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,022.0	16.2	6.1	(3.6)	4.4	(53.5)	5.7	997.3
Operating receivables, net	13,093.2	(407.7)	(82.3)	(219.8)	95.5	(107.6)	(123.8)	12,247.5
Operating payables, net	13,591.8	(99.7)	-	(227.9)	105.3	(174.7)	(119.1)	13,075.7
Net working capital	523.4	(291.8)	(76.2)	4.5	(5.4)	13.6	1.0	169.1

(€ million)	As of December 31, 2008	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,022.0	16.2	6.1	(3.6)	4.4	(53.5)	5.7	997.3
Operating receivables (including tax receivables other than current tax)	12,844.4	(434.7)	(82.5)	(217.1)	89.0	(92.7)	(59.6)	12,046.8
Operating payables (including tax payables other than current tax)	(12,791.9)	62.7	-	207.2	(94.3)	73.5	42.3	(12,500.5)
Operating working capital (1)	1,074.5	(355.8)	(76.4)	(13.5)	(0.9)	(72.7)	(11.6)	543.6
Tax receivables (current tax)	227.0	31.4	-	(2.7)	6.5	(13.3)	(59.2)	189.7
Tax payables (current tax)	(324.7)	(19.0)	-	(1.7)	(12.3)	72.1	64.8	(220.8)
Tax working capital	(97.7)	12.4	-	(4.4)	(5.8)	58.8	5.6	(31.1)
Receivables on non-current asset disposals	21.8	(4.4)	0.2	-	-	(1.6)	(5.0)	11.0
Capital expenditure payables	(475.2)	56.0	-	22.4	1.3	29.1	12.0	(354.4)
Investment working capital	(453.4)	51.6	0.2	22.4	1.3	27.5	7.0	(343.4)
Net working capital	523.4	(291.8)	(76.2)	4.5	(5.4)	13.6	1.0	169.1
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business and impairment losses presented above.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in inventories during 2009 are as follows:

Inventories (€ million)	As of December 31, 2008	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2009
Raw materials and supplies	635.3	16.0	-	-	(6.6)	5.1	(12.5)	(6.4)	630.9
Work-in-progress	329.3	1.4	-	-	(0.4)	(1.8)	(42.7)	1.3	287.1
Other inventories (1)	139.4	(1.2)	-	-	3.0	2.3	0.1	10.6	154.2
Inventories and work-in-progress, gross	1,104.0	16.2	-	-	(4.0)	5.6	(55.1)	5.5	1,072.2
Impairment losses on inventories and work-in-progress	(82.0)	-	(36.5)	42.6	0.4	(1.2)	1.6	0.2	(74.9)
Inventories and work-in-progress, net	1,022.0	16.2	(36.5)	42.6	(3.6)	4.4	(53.5)	5.7	997.3
(1) Including CO2 inventory.

Movements in operating receivables during 2009 are as follows:

Operating receivables (€ million)	As of December 31, 2008	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2009
Trade receivables	10,253.0	(378.2)	-	-	(199.6)	55.8	(56.9)	(32.5)	9,641.6
Impairment losses on trade receivables	(550.9)	-	(180.5)	112.2	11.3	(0.3)	9.5	38.4	(560.3)
Trade receivables, net (2)	9,702.1	(378.2)	(180.5)	112.2	(188.3)	55.5	(47.4)	5.9	9,081.3
Other operating receivables	1,314.1	(63.3)	-	-	(12.0)	24.6	(15.2)	(70.2)	1,178.0
Impairment losses on other operating receivables	(59.6)	-	(27.7)	13.7	0.0	(0.2)	-	(3.0)	(76.8)
Other operating receivables, net (2)	1,254.5	(63.3)	(27.7)	13.7	(12.0)	24.4	(15.2)	(73.2)	1,101.2
Other receivables (3)	663.4	89.0	-	-	(1.7)	8.1	(28.4)	0.9	731.3
Tax receivables	1,473.2	(55.2)	-	-	(17.8)	7.5	(16.6)	(57.4)	1,333.7
Operating receivables, net	13,093.2	(407.7)	(208.2)	125.9	(219.8)	95.5	(107.6)	(123.8)	12,247.5
(1) Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.
(2) Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.
(3) Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in operating payables during 2009 are as follows:

Operating payables (€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2009
Trade payables (1)	5,634.5	(273.7)	(50.4)	35.3	(30.4)	(4.3)	5,311.0
Other operating payables (1)	5,112.2	1.9	(129.7)	47.3	(63.6)	(34.7)	4,933.4
Other liabilities (2)	1,255.6	90.8	(1.2)	6.8	(6.0)	(21.6)	1,324.4
Tax and employee-related liabilities	1,589.5	81.3	(46.6)	15.9	(74.7)	(58.5)	1,506.9
Operating payables	13,591.8	(99.7)	(227.9)	105.3	(174.7)	(119.1)	13,075.7
(1) Financial liabilities as defined by IAS 39, measured at amortized cost.
(2) Primarily deferred income.

Recap: Movements in net working capital during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Inventories and work-in-progress, net	839.4	172.1	(43.2)	75.4	(20.6)	(1.1)	1,022.0
Operating receivables, net	12,459.4	857.4	(24.6)	(33.7)	(183.2)	17.9	13,093.2
Operating payables, net	12,944.8	983.2	-	(36.6)	(231.3)	(68.3)	13,591.8
Net working capital	354.0	46.3	(67.8)	78.3	27.5	85.1	523.4

(€ million)	As of December 31, 2007	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Inventories and work-in-progress, net	839.4	172.1	(43.2)	75.4	(20.6)	(1.1)	1,022.0
Operating receivables (including tax receivables other than current tax)	12,216.4	820.4	(24.6)	(43.6)	(156.9)	32.7	12,844.4
Operating payables (including tax payables other than current tax)	(12,228.6)	(843.9)	-	55.4	178.4	46.8	(12,791.9)
Operating working capital (1)	827.2	148.6	(67.8)	87.2	0.9	78.4	1,074.5
Tax receivables (current tax)	197.7	42.2	-	9.6	(26.4)	3.8	226.9
Tax payables (current tax)	(281.2)	(77.3)	-	(6.6)	39.2	1.2	(324.7)
Tax working capital	(83.5)	(35.1)	-	3.0	12.8	5.0	(97.7)
Receivables on non-current asset disposals	45.2	(5.3)	0.0	0.4	0.1	(18.6)	21.8
Capital expenditure payables	(435.0)	(61.9)	-	(12.3)	13.7	20.3	(475.2)
Investment working capital	(389.8)	(67.2)	0.0	(11.9)	13.8	1.7	(453.4)
Net working capital	354.0	46.3	(67.8)	78.3	27.5	85.1	523.4
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business and impairment losses presented above.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in inventories during 2008 are as follows:

Inventories (€ million)	As of December 31, 2007	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Raw materials and supplies	526.6	97.3	-	-	26.4	(18.4)	3.4	635.3
Work-in-progress	257.3	47.3	-	-	29.8	(1.5)	(3.6)	329.3
Other inventories	96.7	27.5	-	-	19.8	(3.7)	(0.9)	139.4
Inventories and work-in-progress, gross	880.6	172.1	-	-	76.0	(23.6)	(1.1)	1,104.0
Impairment losses on raw materials and supplies	(33.2)	-	(17.3)	7.2	(0.9)	1.5	-	(42.7)
Impairment losses on work-in-progress	(1.4)	-	(0.5)	0.8	0.3	0.1	-	(0.7)
Impairment losses on other inventories	(6.6)	-	(34.1)	0.7	-	1.4	-	(38.6)
Impairment losses on inventories and work-in-progress	(41.2)	-	(51.9)	8.7	(0.6)	3.0	-	(82.0)
Inventories and work-in-progress, net	839.4	172.1	(51.9)	8.7	75.4	(20.6)	(1.1)	1,022.0

Impairment losses were recognized mainly in the Energy Services and Environmental Services Divisions due to the fall in commodity prices (paper, ferrous and non-ferrous metal and CO2).

Movements in operating receivables during 2008 are as follows:

Operating receivables (€ million)	As of December 31, 2007	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Trade receivables	9,813.7	623.8	-	-	(19.5)	(121.7)	(43.3)	10,253.0
Impairment losses on trade receivables	(510.0)	-	(145.2)	115.0	(28.9)	14.5	3.6	(550.9)
Trade receivables, net (2)	9,303.7	623.8	(145.2)	115.0	(48.4)	(107.2)	(39.7)	9,702.1
Other operating receivables	1,508.1	(25.3)	-	-	13.1	(34.8)	(147.0)	1,314.1
Impairment losses on other operating receivables	(75.1)	-	(8.0)	13.6	(0.1)	0.4	9.5	(59.6)
Other operating receivables, net (2)	1,433.0	(25.3)	(8.0)	13.6	13.0	(34.4)	(137.5)	1,254.5
Other receivables (3)	530.6	111.2	-	-	9.5	(11.1)	23.3	663.4
Tax receivables	1,192.1	147.7	-	-	(7.8)	(30.5)	171.9	1,473.2
Operating receivables, net	12,459.4	857.4	(153.2)	128.6	(33.7)	(183.2)	18.0	13,093.2
(1) Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.
(2) Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.
(3) Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in operating payables during 2008 are as follows:

Operating payables (€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Trade payables (1)	5,343.8	415.4	(38.6)	(50.1)	(36.2)	5,634.5
Other operating payables (1)	5,009.4	161.7	112.0	(100.0)	(70.8)	5,112.2
Other liabilities (2)	1,184.3	188.9	(51.1)	(30.5)	(36.0)	1,255.6
Tax and employee-related liabilities	1,407.3	217.1	(58.9)	(50.6)	74.7	1,589.5
Operating payables	12,944.8	983.1	(36.6)	(231.2)	(68.3)	13,591.8
(1) Financial liabilities as defined by IAS 39, measured at amortized cost.
(2) Primarily deferred income.

Veolia Environnement                      Consolidated financial statements 12/31/2010

14

CASH AND CASH EQUIVALENTS

Movements in cash and cash equivalents and bank overdrafts and other cash position items during 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2010
Cash	1,310.4	(29.5)	86.6	-	66.1	(3.7)	1,429.9
Cash equivalents	4,304.0	(372.7)	5.6	(1.3)	20.7	20.6	3,976.9
Cash and cash equivalents	5,614.4	(402.2)	92.2	(1.3)	86.8	16.9	5,406.8
Bank overdrafts and other cash position items	454.9	(86.0)	8.2		11.5	(1.6)	387.0
Net cash	5,159.5	(316.2)	84.0	(1.3)	75.3	18.5	5,019.8
(1) Fair value adjustments are recorded in financial income and expenses.

Changes in consolidated scope mainly concern acquisitions of companies previously held jointly with Suez Environnement, (€43.2 million) and the acquisition of certain United Utilities Group businesses (€33.1 million) in the Water Division.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar and the Chinese renminbi yuan against the euro in the amount of €21.9 million and €18.1 million, respectively.

Other net movements concern transfers to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the amount of -€14.2 million, primarily in the Environmental Services Division (-€12.1 million) and the net cash of Renewable Energy activities of €14.7 million following the decision to interrupt the divestiture process launched in 2009.

As of December 31, 2010, the Water Division held cash of €586.1 million, the Environmental Services Division held cash of €190.1 million, the Energy Services Division held cash of €266.4 million, the Transportation Division held cash of €207.7 million, Veolia Environnement SA held cash of €22.9 million and certain subsidiaries (primarily insurance) held cash of €156.7 million.

Investment supports used by the Group include UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) and monetary notes

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 29.3.2 – Management of liquidity risk, presents a breakdown of investments by nature.

 As of December 31, 2010, cash equivalents were primarily held by Veolia Environnement SA in the amount of €3,657.9 million including monetary UCITS of €2,836.1 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €249.0 million, monetary notes of €175.3 million and term deposit accounts of €397.5 million. Cash equivalents are accounted for as assets designated at fair value through the Consolidated Income Statement. These instruments are held between 1 and 90 days.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: movements in cash and cash equivalents during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2009
Cash	1,317.9	44.1	(57.3)	-	24.3	(18.6)	1,310.4
Cash equivalents	2,531.7	1,797.1	(20.7)	1.3	(0.4)	(5.0)	4,304.0
Cash and cash equivalents	3,849.6	1,841.2	(78.0)	1.3	23.9	(23.6)	5,614.4
Bank overdrafts and other cash position items	465.7	(3.4)	(6.4)		(1.4)	0.4	454.9
Net cash	3,383.9	1,844.6	(71.6)	1.3	25.3	(24.0)	5,159.5
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of -€23.7 million were transferred to “Assets classified as held for sale” in 2009.

Changes in consolidation scope primarily concerned the following divestitures:

•

Transportation: sale of Freight activities for -€32.2 million;

•

Environmental Services: sale of the VPNM sub-group for -€38.6 million;

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

This policy has led Veolia Environnement to define a debt coverage ratio: Net financial debt / (Operating cash flow before changes in working capital + principal payments on operating financial assets) of between 3.85 and 4.35.

Net financial debt is equal to gross borrowings (non-current borrowings, current borrowings, bank overdrafts and other cash position items), less cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

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

In addition in 2009, Veolia performed a share capital increase (including additional-paid-in capital) reserved for employees (Group employee savings plan) of €19.4 million (excluding issuance costs). No discount was granted on the subscription price.

Finally, Veolia Environnement performed a share capital increase of €0.7 million following the exercise of share options.

In 2010, Veolia Environnement performed a share capital increase of €79 million on the payment of scrip dividends. As decided by the Annual General Meeting of Shareholder of May 7, 2010, the Group offered shareholders a choice of payment of the dividend in cash or shares. The option to receive payment of the dividend in shares led to the creation of 3,732,018 shares.

In addition, in 2010, Veolia performed a share capital increase (including additional-paid-in capital) reserved for members of Group employee savings plans of €30 million (excluding issuance costs).

Number of shares outstanding and par value

The number of shares outstanding is 472,576,666 as of December 31, 2008, 493,630,374 as of December 31, 2009 and 499,126,367 as of December 31, 2010 (including treasury shares). The par value of each share is €5.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Authorized but unissued shares:

Veolia Environnement’s mixed general shareholders’ meeting grants two types of share issuance authorizations to the Board of Directors: (i) authorizations for the issuance of new shares, which are collectively limited to 70% of the number of shares outstanding on the date of the general shareholders’ meeting; and (ii) authorizations for the preferential issuance of warrants, which is limited to 25% of the number of shares outstanding on the date of the decision to issue and which may only be used in the context of an outstanding tender offer on the Company’s shares. The first category of authorizations yields an exact number of authorized but unissued shares, whereas the number of shares authorized but unissued under the second category of authorizations will depend on the number of shares already outstanding on the date of the decision. Both types of authorizations, with the same limitations on issuance, i.e. 70% and 25%, were approved by the shareholders’ general meetings in 2008, 2009, 2010.

Authorized but unissued shares for 2008, 2009, 2010 :

For 2008, authorized but unissued shares under the first category amounted to 330,233,929 shares on the basis of 471,762,756 shares outstanding on May 7, 2008, the date of the shareholders’ general meeting voting the authorizations. As at December 31, 2008, no shares had been issued from among the 330,233,929 above-mentioned authorized shares.

For 2009, authorized but unissued shares under the first category amounted to 330,803,666 shares on the basis of 472,576,666 shares outstanding on May 7, 2009, the date of the shareholders’ general meeting voting the authorizations. As at December 31, 2009, 21,022,697 shares had been issued from among the 330,803,666 above-mentioned authorized shares.

For 2010, authorized but unissued shares under the first category amounted to 345,541,261 shares on the basis of 493 630 374 shares outstanding on May 7, 2010, the date of the shareholders’ general meeting voting the authorizations. As at December 31, 2010, 5,424,880 shares had been issued from among the 345,541,261 above-mentioned authorized shares.

15.2.2

Offset of treasury shares against equity

In 2008, the net decrease in treasury shares was 140,620 shares, for a net carrying amount of €3.2 million. As of December 31, 2008, the Group held 14,980,034 of its own shares.

In 2009, Veolia Environnement transferred 109,533 shares as consideration for an external growth transaction performed by a subsidiary for an amount of €1.9 million and 138,909 shares as part of the share capital increase reserved for employees. As of December 31, 2009, the Group held 14,731,592 of its own shares.

In 2010, Veolia Environnement transferred 202,597 shares as consideration for a minority interest buy-out (external growth) transaction performed by a subsidiary for an amount of €4.2 million and 190,092 shares as part of the share capital increase reserved for employees. As of December 31, 2010, the Group held 14,338,903 of its own shares.

15.2.3

Share purchase and subscription options

In accordance with IFRS 2, an expense of €5.5 million in 2008, €10.9 million in 2009 million and €4.0 million in 2010 was recognized in respect of share option plans granted to employees.

15.2.4

Appropriation of net income and dividend distribution

A dividend of €579.5 million was distributed by Veolia Environnement SA. 2009 net income attributable to owners of the Company of €584.1 million was appropriated to the distribution of this dividend, with the balance allocated to reserves.

Veolia Environnement                      Consolidated financial statements 12/31/2010

15.2.5

Foreign exchange translation reserves

Accumulated foreign exchange translation reserves as of January 1, 2008 are negative in the amount of €119.1 million (portion attributable to owners of the Company), including -€126.2 million related to the U.S. dollar, -€61.8 million related to the pound sterling, +€80.7 million related to the Czech crown and -€46.0 million related to the Chinese renminbi yuan.

In 2008, translation losses of €313.8 million (portion attributable to equity owners of the Company) primarily concerned the pound sterling in the amount of -€324.1 million, the U.S. dollar in the amount of +€74.4 million and the Chinese renminbi yuan in the amount of +€156.1 million.

Accumulated foreign exchange translation reserves as of December 31, 2008 are negative in the amount of €432.9 million (portion attributable to owners of the Company), including -€51.8 million related to the U.S. dollar, -€385.9 million related to the pound sterling, +€74 million related to the Czech crown and +€110.1 million related to the Chinese renminbi yuan.

In 2009, translation gains of €88.5 million (portion attributable to owners of the Company) concerned the U.S. dollar in the amount of -€57.5 million, the pound sterling in the amount of +€65.8 million, the Chinese renminbi yuan in the amount of -€85.0 million and the Australian dollar in the amount of +€60.0 million.

Accumulated foreign exchange translation reserves as of December 31, 2009 are negative in the amount of €344.4 million (portion attributable to owners of the Company), including -€109.3 million related to the U.S. dollar, -€320.1 million related to the pound sterling, +€81.6 million related to the Czech crown and +€25.1 million related to the Chinese renminbi yuan.

Accumulated foreign exchange translation reserves total +€29.0 million as of December 31, 2010 (portion attributable to owners of the Company).

The increase in foreign exchange translation reserves primarily reflects the appreciation of the Chinese renminbi yuan, the U.S. dollar and the Australian dollar against the euro in 2010. Movements in foreign exchange translation reserves are nonetheless significantly limited by the Group policy of securing borrowings in the local currency.

Movements in foreign exchange translation reserves (attributable to owners of the Company and to non-controlling interests)

(€ million)	Total	o/w attributable to owners of the Company
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(333.0)	(379.8)
Translation differences on net foreign investments	(52.8)	(53.1)
As of December 31, 2008	(385.8)	(432.9)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(259.8)	(297.2)
Translation differences on net foreign investments	(46.6)	(47.2)
As of December 31, 2009	(306.4)	(344.4)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	592.2	483.2
Translation differences on net foreign investments	(112.6)	(109.8)
Movements in 2010	479.6	373.4
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	332.4	186.0
Translation differences on net foreign investments	(159.2)	(157.0)
As of December 31, 2010	173.2	29.0

Veolia Environnement                      Consolidated financial statements 12/31/2010

Breakdown by currency of Foreign exchange translation reserves attributable to owners of the Company

(€ million)	As of December 31, 2008	As of December 31, 2009	Movements	As of December 31, 2010
Chinese renminbi yuan	110.1	25.1	118.1	143.2
Czech Crown	74.0	81.6	14.2	95.8
Australian dollar	(45.5)	14.5	66.5	81.0
U.S. dollar	(51.8)	(109.3)	141.1	31.8
Canadian dollar	(4.8)	4.6	11.8	16.4
Slovakian crown	13.1	19.3	(2.9)	16.4
Swiss franc	1.5	1.5	7.1	8.6
Swedish crown	(3.9)	12.8	(5.6)	7.2
Norwegian crown	(17.9)	(1.8)	7.4	5.6
Pound Sterling	(385.9)	(320.1)	36.0	(284.1)
Hong Kong dollar	(24.5)	(5.7)	(40.5)	(46.2)
Polish zloty	(24.7)	(8.7)	(13.0)	(21.7)
Romanian leu	(7.1)	(12.4)	(1.1)	(13.5)
Korean won	(32.3)	(27.4)	15.4	(12.0)
Mexican peso	(1.1)	(7.8)	(1.4)	(9.2)
Hungarian florint	(3.4)	(4.8)	(3.0)	(7.8)
Other currencies	(28.7)	(5.8)	23.3	17.5
Total	(432.9)	(344.4)	373.4	29.0

15.2.6

Fair value reserves

Fair value reserves attributable to owners of the Company are -€79.2 million as of December 31, 2008, -€43.5 million as of December 31, 2009 and -€34.2 million as of December 31, 2010.

(€ million)	Available for-sale securities	Commodity derivatives hedging cash flows	Foreign currency derivatives hedging cash flows	Interest rate derivatives hedging cash flows	Total	o/w Attributable to owners of the Company
As of December 31, 2008	16.0	(27.8)	0.2	(75.3)	(86.9)	(79.2)
Fair value adjustments	(4.0)	22.3	3.4	17.7	39.4	38.6
Other movements	-	(4.0)	0.5	0.3	(3.2)	(2.9)
As of December 31, 2009	12.0	(9.5)	4.1	(57.3)	(50.7)	(43.5)
Fair value adjustments	5.1	10.1	1.7	7.7	24.6	19.1
Other movements	(7.0)	(0.1)	-	(2.0)	(9.1)	(9.8)
As of December 31, 2010	10.1	0.5	5.8	(51.6)	(35.2)	(34.2)
Amounts are presented net of tax.

No material amounts were released to the Consolidated Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

Veolia Environnement                      Consolidated financial statements 12/31/2010

15.3

Non-controlling interests

A breakdown of the movement in non-controlling interests is presented in the Statement of Changes in Equity.

The increase in non-controlling interests in 2010 is due to the dividend distribution for -€233.5 million, offset by net income for the year of €290.5 million and the various share capital increases for €104.8 million.

The increase in non-controlling interests in 2009 is due to the dividend distribution for -€202.0 million, offset by net income for the year of €257.8 million and the various share capital increases for €149.8 million.

The decrease in non-controlling interests in 2008 is mainly due to the share capital reduction performed by the company carrying the Berlin contract in the Water Division for -€131.2 million and the distribution of dividends for -€200.8 million, partially offset by net income for the year of €304.1 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

16

NON-CURRENT AND CURRENT PROVISIONS

Pursuant to IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Changes in discount rates applied to “Provisions for closure and post-closure costs”, which make up the majority of non-current provisions, are as follows:

Changes in discount rates

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Euro
2 to 5 years	3.66%	2.49%	5.67%
6 to 10 years	4.67%	4.14%	5.97%
More than 10 years	5.65%	5.59%	6.65%
U.S. Dollar
2 to 5 years	3.56%	2.24%	4.95%
6 to 10 years	4.75%	4.67%	5.75%
More than 10 years	5.95%	5.92%	6.82%
Pound Sterling
2 to 5 years	4.32%	2.26%	6.13%
6 to 10 years	5.21%	4.43%	6.40%
More than 10 years	5.86%	5.68%	6.46%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in non-current provisions during 2010 are as follows:

(€ million)	As of December 31, 2009	Addition / Charge	Repayment / Utilization during the year	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Tax litigation	123.3	60.8	-	(8.1)	-	0.9	0.5	0.1	(67.4)	(0.5)	109.6
Employee litigation	10.7	3.2	-	(2.7)	-	-	-	-	(1.5)	0.1	9.8
Other litigation	97.9	34.6	-	(6.7)	-	1.3	0.1	1.2	(20.2)	6.4	114.6
Contractual commitments	267.7	165.2	(161.2)	(0.7)	-	1.0	2.3	0.1	-	(93.5)	180.9
Provisions for work-in-progress and losses to completion on long-term contracts	215.2	59.7	-	(2.0)	-	6.7	-	1.1	(68.8)	(6.1)	205.8
Closure and post-closure costs	607.9	4.6	-	(18.2)	-	47.2	(4.7)	17.1	(43.4)	5.0	615.5
Restructuring provisions	0.8	0.7	-	(0.1)	-	-	-	-	(0.2)	-	1.2
Self-insurance provisions	112.7	23.2	-	(7.8)	-	2.3	(0.1)	1.9	(19.4)	4.0	116.8
Other	76.9	24.6	-	(10.3)	-	1.3	3.9	2.8	(9.7)	(10.6)	78.9
Non-current provisions excl. pensions and other employee benefits	1,513.1	376.6	(161.2)	(56.6)	-	60.7	2.0	24.3	(230.6)	(95.2)	1,433.1
Provisions for pensions and other employee benefits	778.0	87.9	(102.3)	(11.8)	69.4	33.7	3.2	23.3	-	(0.6)	880.8
Non-current provisions	2,291.1	464.5	(263.5)	(68.4)	69.4	94.4	5.2	47.6	(230.6)	(95.8)	2,313.9

Movements in current provisions during 2010 are as follows:

(€ million)	As of December 31, 2009	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Tax litigation	44.2	17.6	(75.3)	(7.3)	2.6	0.7	67.4	(2.8)	47.1
Employee litigation	24.5	12.3	(11.3)	(2.6)	0.1	0.1	1.5	1.0	25.6
Other litigation	116.8	64.1	(60.6)	(23.7)	(1.5)	2.1	20.2	10.1	127.5
Provisions for work-in-progress and losses to completion on long-term contracts	148.4	23.6	(81.0)	(14.3)	0.6	1.1	68.7	(57.4)	89.7
Closure and post-closure costs	78.4	25.8	(34.8)	(8.1)	(3.1)	2.9	43.4	(4.8)	99.7
Restructuring provisions	8.9	10.1	(3.9)	(1.4)	-	0.7	0.2	(0.7)	13.9
Self-insurance provisions	135.1	99.1	(110.4)	(8.3)	-	5.0	19.4	(38.5)	101.4
Other	192.9	93.2	(67.1)	(20.3)	16.5	2.8	9.8	(42.8)	185.0
Current provisions	749.2	345.8	(444.4)	(86.0)	15.2	15.4	230.6	(135.9)	689.9

Veolia Environnement                      Consolidated financial statements 12/31/2010

Movements in current and non-current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation (taxation, employee or other) arising in the normal course of Veolia Environnement’s business operations.

The Water, Energy Services and Environmental Services Divisions account for the majority of the provisions (€239.6 million, €100.6 million and €51.7 million, respectively).
Contractual commitments

As part of its obligations under public services contracts, Veolia Environnement generally assumes responsibility for the maintenance and repair of the installations it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions total €180.9 million and primarily relate to the Water and Energy Services Divisions in the amount of €79.7 million and €101.1 million, respectively.

Provisions for work-in-progress and losses to completion on long-term contracts

These provisions mainly concern the Water Division in the amount of €75.2 million, the Transportation Division in the amount of €95.6 million and the Environmental Services Division in the amount of €117.2 million.

Closure and post-closure costs

This provision encompasses the legal and contractual obligations of the Group on the completion of operating activities at a site (primarily site rehabilitation provisions) and, more generally, expenditure associated with environmental protection as defined in the ethics charter of each entity (provision for environmental risks).

These provisions total €715.2 million and primarily concern the Environmental Services Division in the amount of €636.8 million in 2010, compared to €610.6 million in 2009 and €508.9 million in 2008 and the Energy Services Division in the amount of €64.4 million in 2010, compared to €58.8 million in 2009 and €63.8 million in 2008.

The increase in these provisions is mainly due to changes in interest rates and the unwinding of the discount in the Environmental Services Division in the amount of €40.0 million.

By nature of obligation, these provisions concern:

•

Provisions for site rehabilitation which cover obligations relating to closure and post-closure costs at waste disposal facilities operated by the Group and for which it is responsible. These provisions primarily concern the Environmental Services Division. Forecast site restoration costs are provided pro rata to waste tonnage deposited over the authorized duration of the sites and totaled €643.1 million at the end of 2010, including €590.6 million in respect of the Environmental Services Division compared to €567.2 million at the end of 2009 and €527.4 million at the end of 2008;

•

Provisions for environmental risks in the amount of €41.9 million compared to €48.2 million in 2009 and €46.5 million in 2008;

•

Provision for plant dismantling, essentially in the Water, Energy Services and Environmental Services Divisions in the amount of €30.2 million in 2010, compared to €15.5 million in 2009 and €15.3 million in 2008.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Self-insurance provisions

As of December 31, 2010, self-insurance provisions totaled €218.2 million and were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €91.4 million, the Energy Services Division in the amount of €36.2 million and the Transportation Division in the amount of €46.7 million.

Other provisions

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries.

Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2010 total €880.8 million, and include provisions for pensions and other post-employment benefits of €722.5 million (governed by IAS 19 and detailed in Note 30, Employee benefit obligation) and provisions for other long-term benefits of €158.3 million.

Recap: Movements in non-current provisions during 2009 are as follows:

(€ million)	As of December 31, 2008	Addition / Charge	Repayment / Utilization during the year	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Tax litigation	126.0	45.7	(27.9)	(3.2)	-	(0.1)	-	-	(28.9)	11.7	123.3
Employee litigation	9.3	2.7	(0.3)	(0.5)	-	0.1	(0.2)	-	(0.8)	0.4	10.7
Other litigation	76.2	31.0	(4.7)	(4.4)	-	2.0	-	(0.2)	(10.4)	8.4	97.9
Contractual commitments	248.6	186.1	(173.3)	(1.3)	-	1.4	-	-	-	6.2	267.7
Provisions for work-in-progress and losses to completion on long-term contracts	226.6	33.9	(10.0)	(1.7)	-	10.6	0.8	0.9	(41.0)	(4.9)	215.2
Closure and post-closure costs	520.4	19.6	(5.9)	(10.5)	-	111.1	9.8	3.5	(37.1)	(3.0)	607.9
Restructuring provisions	1.2	0.2	(0.1)	(0.3)	-	-	-	-	(0.2)	-	0.8
Self-insurance provisions	126.7	59.4	(53.8)	(0.6)	-	2.9	-	(0.3	(21.2)	(0.4)	112.7
Other provisions	97.0	16.6	(22.1)	(3.9)	-	1.5	(1.2)	-	(12.7)	1.7	76.9
Non-current provisions excl. pensions and other employee benefits	1,432.0	395.2	(298.1)	(26.4)	-	129.5	9.2	3.9	(152.3)	20.1	1,513.1
Provisions for pensions and other employee benefits	728.2	89.1	(101.3)	(31.0)	68.5	38.3	(7.9)	14.1	-	(20.0)	778.0
Non-current provisions	2,160.2	484.3	(399.4)	(57.4)	68.5	167.8	1.3	18.0	(152.3)	0.1	2,291.1

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: Movements in current provisions during 2009 are as follows:

(€ million)	As of December 31, 2008	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Tax litigation	63.2	18.2	(20.9)	(35.5)	(0.7)	0.1	28.9	(9.1)	44.2
Employee litigation	28.7	11.9	(8.6)	(3.4)	(5.3)	0.1	0.8	0.3	24.5
Other litigation	113.0	46.6	(26.1)	(19.6)	(0.3)	(0.5)	10.5	(6.8)	116.8
Provisions for work-in-progress and losses to completion on long-term contracts	158.8	85.2	(94.8)	(10.1)	1.3	2.7	41.0	(35.7)	148.4
Closure and post-closure costs	68.7	12.1	(37.8)	(1.7)	(2.8)	1.5	37.1	1.3	78.4
Restructuring provisions	26.6	5.3	(18.6)	(3.3)	(0.1)	0.2	0.2	(1.4)	8.9
Self-insurance provisions	106.0	84.1	(70.4)	(2.7)	0.6	(1.0)	21.2	(2.7)	135.1
Other provisions	208.1	122.5	(102.4)	(33.2)	(5.6)	1.7	12.6	(10.8)	192.9
Current provisions	773.1	385.9	(379.6)	(109.5)	(12.9)	4.8	152.3	(64.9)	749.2

Veolia Environnement                      Consolidated financial statements 12/31/2010

17

NON-CURRENT AND CURRENT BORROWINGS

	As of December 31,
(€ million)	Non-current			Current			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Bond issues	13,625.7	13,264.5	11,097.6	17.1	36.9	67.7	13,642.8	13,301.4	11,165.3
- maturing in < 1 year			-	17.1	36.9	67.7	17.1	36.9	67.7
- maturing in 2-3 years	2,004.5	1,045.2	61.9	-	-	-	2,004.5	1,045.2	61.9
- maturing in 4-5 years	2,382.0	2,951.7	2,726.5	-	-	-	2,382.0	2,951.7	2,726.5
- maturing in > 5 years	9,239.2	9,267.6	8,309.2	-	-	-	9,239.2	9,267.6	8,309.2
Other borrowings	4,270.4	4,382.8	5,966.3	2,810.0	2,946.2	3,152.0	7,080.4	7,329.0	9,118.3
- maturing in < 1 year			-	2,810.0	2,946.2	3,152.0	2,810.0	2,946.2	3,152.0
- maturing in 2-3 years	1,429.8	1,511.1	1,434.3	-	-	-	1,429.8	1,511.1	1,434.3
- maturing in 4-5 years	572.2	779.7	1,941.5	-	-	-	572.2	779.7	1,941.5
- maturing in > 5 years	2,268.4	2,092.0	2,590.5	-	-	-	2,268.4	2,092.0	2,590.5
Total non-current and current borrowings	17,896.1	17,647.3	17,063.9	2,827.1	2,983.1	3,219.7	20,723.2	20,630.4	20,283.6

17.1

Movements in non-current and current bond issues

Movements in non-current and current bond issues during 2010 are as follows:

(€ million)	As of December 31, 2009	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Non-current bonds	13,264.5	52.4	(1.7)	-	174.5	159.1	(23.9)	0.8	13,625.7
Current bonds	36.9	-	(41.3)	-	-	(3.1)	23.9	0.7	17.1
Total bonds	13,301.4	52.4	(43.0)	0.0	174.5	156.0	-	1.5	13,642.8
(1) Fair value adjustments are recorded in financial income and expenses

Non-current borrowings are recorded as financial liabilities at amortized cost for accounting purposes. Hedging transactions were entered into in respect of certain fixed-rate borrowings. Fair value hedge accounting was applied to these transactions.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Non-current bonds break down by maturity as follows:

(€ million)	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	Maturity
				2 to 3 years	4 to 5 years	> 5 years
Publicly offered or traded issuances (a)	10,290.9	12,511.8	12,836.0	1,820.9	2,256.4	8,758.7
European market (i)	8,884.3	11,206.7	11,403.0	1,267.9	2,256.4	7,878.7
U.S. market (ii)	1,406.6	1,305.1	1,433.0	553.0	-	880.0
Private placements (b)	320.2	299.1	324.9	150.8	101.1	73.0
Three Valleys bond issue (c)	206.1	221.2	228.4	-	-	228.4
Stirling Water Seafield Finance bond issue (d)	88.0	90.7	90.2	7.5	8.5	74.2
Other amounts < €50 million in 2010	192.4	141.7	146.2	25.3	16.0	104.9
Bonds	11,097.6	13,264.5	13,625.7	2,004.5	2,382.0	9,239.2

(a)    Publicly offered or traded issuances

(i)    European market: As of December 31, 2010, the amount in the Consolidated Statement of Financial Position in respect of bonds issued under the European Medium Term Notes (EMTN) Program totaled €11,403.0 million, maturing in full in more than one year. The impact of the fair value measurement of non-current bonds was €329.1 million.

On June 24, 2010, Veolia Environnement launched a bond exchange offer for Veolia Environnement 5.875% bonds maturing in February 2012 and Veolia Environnement 4.875% bonds maturing in May 2013. In exchange for the bonds presented, that is 2012 bonds with a nominal value of €328.9 million and 2013 bonds with a nominal value of €444.0 million, a new €835 million bond line maturing in January 2021 was issued on July 6, 2010 paying a coupon of 4.247%.

(ii)   U.S. market: As of December 31, 2010, nominal outstandings on the bond issues performed in the United States on May 27, 2008 total €1,347.1 million (euro equivalent) and the amount in the Consolidated Statement of Financial Position is €1,443.0 million (including fair value adjustments of €62.3 million). These fixed-rate bond issues total U.S.$1.8 billion and comprise three tranches:

•

Tranche 1, maturing June 3, 2013, of U.S.$700 million, bearing fixed-rate interest of 5.25%.

•

Tranche 2, maturing June 1, 2018, of U.S.$700 million, bearing fixed-rate interest of 6%.

•

Tranche 3, maturing June 1, 2038, of U.S.$400 million, bearing fixed-rate interest of 6.75%.

(b)   Private placements: As of December 31, 2010, the euro-equivalent amount in the Consolidated Statement of Financial Position of private placements performed in the United States in 2003 (USPP) is €324.9 million (including fair value adjustments of €18.7 million). These bond issues comprise five tranches:

•

Tranches A, B and C, maturing January 30, 2013 of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and U.S.$ 147 million (fixed-rate interest of 5.78%) respectively,

•

Tranche D, maturing January 30, 2015, of U.S.$125 million, bearing fixed-rate interest of 6.02%,

•

Tranche E, maturing January 30, 2018, of U.S.$85 million, bearing fixed-rate interest of 6.31%.

(c)   Three Valleys bond issue: The £200 million bond issue performed by Three Valleys in the U.K. (Water Division) in July 2004, bearing interest of 5.875%, is recognized as of December 31, 2010 at amortized cost for a euro equivalent of €228.4 million. This bond matures on July 13, 2026.

(d)   Stirling Water Seafield Finance bond issue: The outstanding balance as of December 31, 2010 on the amortizable bond issue performed in 1999 by Stirling Water Seafield Finance (Veolia Water UK subsidiary, Water Division), is £85.3 million. This bond issue is recognized at amortized cost for a euro equivalent of €90.2 million as of December 31, 2010 (non-current portion). This bond matures on September 26, 2026.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Breakdown of non-current bond issues by component:

Transaction (all amounts are in € million)	Final maturity	Currency	Nominal	Interest rate	Net carrying amount
Series 7	02/01/2012	EUR	671	5.875%	679
Series 10	05/28/2013	EUR	556	4.875%	589
Series 11	05/28/2018	EUR	750	5.375%	808
Series 12	11/25/2033	EUR	700	6.125%	695
Series 14	06/30/2015	USD	37	4.690%	41
Series 15	06/17/2015	EUR	875	1.75% (indexed to European inflation)	949
Series 17	02/12/2016	EUR	900	4.000%	943
Series 18	12/11/2020	EUR	600	4.375%	642
Series 21	01/16/2017	EUR	1,140	4.375%	1,202
Series 23	05/24/2022	EUR	1,000	5.125%	1,045
Series 24	10/29/2037	GBP	755	6.125%	762
Series 25	04/24/2014	EUR	1,250	5.250%	1,267
Series 26	04/24/2019	EUR	750	6.750%	758
Series 27	06/29/2017	EUR	250	5.700%	254
Series 28 (PEO)	01/06/2021	EUR	834	4.247%	769
Total bond issues (EMTN)	n/a	n/a	11,068	n/a	11,403
USD Series Tranche 1	06/03/2013	USD	524	5.250%	553
USD Series Tranche 2	06/01/2018	USD	524	6.000%	552
USD Series Tranche 3	06/01/2038	USD	299	6.750%	328
Total publicly offered or traded issuances in USD	n/a	n/a	1,347		1,433
USPP EUR 2013	01/30/2013	EUR	33	5.840%	32
USPP GBP 2013	01/30/2013	GBP	8	6.220%	8
USPP USD 2013	01/30/2013	USD	110	5.780%	110
USPP USD 2015	01/30/2015	USD	94	6.020%	101
USPP USD 2018	01/30/2018	USD	64	6.310%	74
Total U.S. private placements	n/a	n/a	309	n/a	325
Three Valleys bond issue	07/13/2026	GBP	232	5.875%	228
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	99	5.822%	90
Total principal bond issues	n/a	n/a	13,055	n/a	13,479
Total other bond issues	n/a	n/a		n/a	147
Total non-current bond issues	n/a	n/a		n/a	13,626

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap : Movements in non-current and current bond issues during 2009 are as follows:

(€ million)	As of December 31, 2008	Increases/ subscriptions	Repayments	Changes in consolidation scope (2)	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Non-current bonds	11,097.6	2,243.0	(0.0)	(39.1)	(2.8)	15.0	(48.3)	(0.9)	13,264.5
Current bonds	67.7	0.0	(72.0)	(7.6)	-	0.7	48.3	(0.2)	36.9
Total bonds	11,165.3	2,243.0	(72.0)	(46.7)	(2.8)	15.7	-	(1.1)	13,301.4
(1) Fair value adjustments are recorded in financial income and expenses.
(2) Changes in consolidation scope are mainly due to the sale of incineration activities in the United States in the Environmental Services Division.

17.2

Movements in other borrowings

(€ million)	As of December 31, 2009	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Other non-current borrowings	4,382.8	514.2	(147.0)	(43.1)	(5.1)	103.1	(550.5)	16.0	4,270.4
Other current borrowings	2,946.2		(909.8)	(25.3)	7.9	241.4	550.5	(0.9)	2,810.0
Total other borrowings	7,329.0	514.2	(1 056.8)	(68.4)	2.8	344.5	-	15.1	7,080.4
(1) Fair value adjustments are recorded in financial income and expenses.

Changes in consolidated scope mainly concern the divestiture of activities in the Netherlands (-€125.9 million) and the acquisition of certain United Utilities Group businesses (€53.1 million) in the Water Division.

Increases and repayments of other non-current borrowings mainly concern draw-downs on project borrowings and new contracts.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Breakdown of other non-current borrowings by main component:

(€ million)	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	Maturity
				2 to 3 years	4 to 5 years	> 5 years
BWB and SPE debts (a)	1,392.4	1,344.7	1,334.9	278.0	122.8	934.1
Finance lease obligations (b)	751.2	650.4	571.1	233.7	94.2	243.2
Multi-currency syndicated loan facility (c)	1,109.7	305.4	345.5	345.5	-	-
Delfluent (d)	107.6	108.4	-	-	-	-
Shenzhen (e)	105.3	99.1	107.8	7.7	14.1	86.0
Non-controlling interest put options (note 1.14.5) (f)	183.6	95.2	18.1	10.9	1.8	5.4
VSA Tecnitalia (g)	100.4	94.5	76.8	30.3	27.9	18.6
Redal (h)	165.7	92.7	90.4	17.7	20.5	52.2
Cogevolt (i)	170.6	91.0	34.7	34.7	-	-
Syndicated loan facility in CZK (j)	316.3	75.4	59.9	59.9	-	-
Aquiris	175.4	-	-	-	-	-
Other amounts < €100 million	1,388.1	1,426.0	1,631.2	411.4	290.9	928.9
Other non-current borrowings	5,966.3	4,382.8	4,270.4	1,429.8	572.2	2 268.4

(a) BWB and SPE debts: The Berliner Wasser Betriebe ("BWB" in Water Division) non-current borrowing, proportionately consolidated in the amount of 50%, breaks down as follows:

The debt borne by the operating companies of €1,102.9 million as of December 31, 2010, compared to €1,088.6 million as of December 31, 2009 and €1,113.1 million as of December 31, 2008.

Special purpose entity (SPE) debts of €232.0 million as of December 31, 2010, compared to €256.1 million as of December 31, 2009 and €279.3 million as of December 31, 2008.

(b) Finance lease obligations: As of December 2010, finance lease obligations fall due between 2011 and 2031. Interest rates are fixed or floating (indexed to EONIA, euro T4M and euro TAM or their equivalent for financing in other currencies).

(c) Multi-currency syndicated loan facility: This €4 billion multi-currency syndicated loan facility matures in 2012. Two draw-downs were performed in October 2008, in Polish zlotys and euros. As of December 31, 2010, this syndicated loan facility was drawn in the amount of €345.5 million (€84 million and PLN 1,039.4 million, or a euro equivalent of €261.5 million as of December 31, 2010).

(d) Delfluent: As of December 31, 2010, after the sale of 29%, Delfluent is no longer proportionately consolidated but equity accounted.

(e) Shenzhen: This financing, which concerns the comprehensive water management contract for the town of Shenzhen, is carried by Beijing Capital VW Invest. Co proportionately consolidated (50%), in the amount of €107.8 million (euro equivalent) as of December 31, 2010. This Chinese renminbi yuan redeemable loan matures in June 2022 and bears interest to November 2011 at a fixed-rate of 5.94% (revisable every six years).

(f) The decrease in non-controlling interest put options primarily reflects the exercise of puts on Dalkia Polska, Poznan PEC and Poznan ZEC.
(g) VSA Tecnitalia: Primarily two floating-rate redeemable financing lines in the amount of €76.8 million, carried by VSA Tecnitalia, to finance waste treatment plant projects in Italy.

(h) Redal: This non-recourse debt carried by Redal, Morocco (Water Division), was fully consolidated in 2008 and is now proportionately consolidated in the amount of 52%. It matures on December 31, 2018 and amounts to €90.4 million as of December 31, 2010.

(i) Cogevolt: This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.10%.

(j) Syndicated loan facility in CZK: This CZK 12 billion syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated loan facility negotiated in November 2003. It includes a CZK 8 billion tranche which matured on July 29, 2010 and a CZK 4 billion redeemable tranche maturing July 27, 2012. As of December 31, 2010, this syndicated loan facility amounts to CZK1.5 billion, or a euro equivalent of €59.9 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Other current borrowings total €2,810.0 million as of December 31, 2010, compared to €2,946.2 million as of December 31, 2009 and €3,152.0 million as of December 31, 2008.

This decrease is mainly due to:

•

the repayment of the CZK6 billion tranche of the syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais, and ING Bank in favor of Veolia Environnement (€242.3 million euro equivalent), which matured on July 29, 2010;

•

the repayment of the CZK600 million EMTN Series 9 bond issue (€18.9 million euro equivalent at historical rates), which matured on April 23, 2010;

•

the internal refinancing of project borrowings carried by Aquiris in the amount of €179 million;

•

partially offset by a €200 million increase in treasury note outstandings.

As of December 31, 2010, current borrowings mainly concern:

•

Veolia Environnement SA for €1,241.3 million (including treasury notes of €502.0 million, securitization program debts of €391.0 million and accrued interest on debt of €330.4 million);

•

the Water Division for €631.7 million (including the company carrying the Berlin contract for €150.7 million);

•

the Environmental Services Division for €391.8 million;

•

the Energy Services Division for €413.7 million (including the current portion of Cogevolt financing of €56.3 million);

•

the Transportation Division for €86.0 million.

The current portion of Group finance lease obligations is €112.4 million as of December 31, 2010, compared to €117.4 million as of December 31, 2009 and €141.9 million as of December 31, 2008.

Recap: Movements in other borrowings during 2009 are as follows:

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
(1) Fair value adjustments are recorded in financial income and expenses.

Veolia Environnement                      Consolidated financial statements 12/31/2010

17.3

Breakdown of non-current and current borrowings by currency

Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Chinese renminbi yuan and Polish zloty.

Borrowings break down by original currency (before currency swaps) as follows:

(€ million)	As of December 31, 2009	As of December 31, 2010
Euro	15,444.3	15,385.1
U.S. Dollar	1,902.9	2,142.9
Pound Sterling	1,282.7	1,328.0
Chinese renminbi yuan	496.7	632.9
Polish zloty	311.2	293.2
Moroccan dirham	166.4	193.4
Danish crown	146.5	159.4
Israeli shekel	109.1	129.3
Czech Crown	365.2	95.1
Korean won	38.4	33.1
Norwegian crown	21.3	19.3
Other	345.7	311.5
Non-current and current borrowings	20,630.4	20,723.2

17.4

Finance leases

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recorded in assets in the Consolidated Statement of Financial Position.

Assets financed by finance lease break down by category as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
As of December 31, 2010	343.5	131.1	237.0	711.6
As of December 31, 2009	381.2	146.2	267.6	795.0
As of December 31, 2008	455.1	173.8	271.0	899.9

As of December 31, 2010, future minimum lease payments under these contracts break down as follows:

(€ million)	Finance leases
Less than 1 year	146.8
2 to 3 years	265.4
4 to 5 years	132.1
More than 5 years	327.1
Total future minimum lease payments	871.4
Less amounts representing interest	223.2
Present value of minimum lease payments (finance leases)	648.2

Contingent rent and sub-lease income for the period recorded in the Consolidated Income Statement is not material.

Veolia Environnement                      Consolidated financial statements 12/31/2010

REVENUE

The revenue as other amount in the income statements do not include amounts of discontinued operations in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see note 24).This concern :

•

the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

•

the entities of the U.S. incineration activity in the Environmental Services Division (Montenay International) and Freight activities (essentially in France, Germany and the Netherlands) in the Transportation Division divested in the second half of 2009;

•

Water activities in the Netherlands, divested in December 2010;

•

Transportation activities in the United Kingdom, the divestiture of which was decided in the second half of 2009 but for which an alternative process was launched following the failure of RATP to exercise its call option;

•

Water activities in Gabon, Environmental Services activities in Norway and Energy Services activities in Germany, the divestiture of which was decided in the second half of 2010;

were grouped together in a single line, “Net income from discontinued operations”, for the year ended December 31,2010 and for the year ended December 31, 2009 and 2008 presented for comparison purposes.

Furthermore, as the divestiture process for Renewable Energy activities was interrupted at the end of 2010, these activities are no longer presented in Net income from discontinued operations.

Breakdown of revenue (see note 1.17)

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Services rendered	28,116.8	27,561.1	28,553.7
Sales of goods	2,268.3	1,625.1	1,542.0
Revenue from operating financial assets	388.0	383.9	387.8
Construction	4,013.5	4,381.7	4,606.1
Revenue	34,786.6	33,951.8	35,089.6

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

The revenue by operating segments is presented in note 41.

Veolia Environnement                      Consolidated financial statements 12/31/2010

OPERATING INCOME

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Revenue	34,786.6	33,951.8	35,089.6
Cost of sales(1)	(28,633.5)	(28,115.9)	(29,280.1)
o/w: impairment losses on goodwill and negative goodwill recognized in the Consolidated Income Statement	(25.9)	(6.3)	(303.0)
o/w: replacement costs	(361.0)	(356.7)	(383.1)
Selling costs(1)	(636.4)	(597.7)	(610.5)
General and administrative expenses(1)	(3,584.4)	(3,451.9)	(3,321.2)
o/w: research and development costs	(87.4)	(89.8)	(92.1)
Other operating revenue and expenses	188.0	195.5	49.4
o/w/: capital gains and losses on disposals of financial assets	180.3	183.9	49.4
other	7.7	11.6	-
Operating income	2,120.3	1,981.8	1,927.2

(1)   In 2008 and 2009, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income. The impact of these reclassifications on Cost of sales, Selling costs and General and administrative expenses is €181.1 million, - €6.9 million and
- €174.2 million, respectively, in 2009 and €173.0 million, -€2.5 million and -€170.5 million, respectively in 2008.

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Capital gains and losses on disposals of property, plant and equipment	46.9	29.6	63.1
Capital gains and losses on disposals of financial assets	180.3	183.9	49.4
Capital gains and losses on disposals recognized in operating income	227.2	213.5	112.5
Capital gains and losses on disposals recognized in financial income	(2.7)	(1.1)	0.1
Capital gains and losses on disposals of PP&E and financial assets	(4.7)	1.3	3.6
Capital gains and losses on disposals in discontinued operations	57.4	92.4	176.5
Capital gains and losses on disposals recognized in net income from discontinued operations	52.7	93.7	180.1

Total capital gains and losses on disposals	277.2	306.1	292.7

Veolia Environnement                      Consolidated financial statements 12/31/2010

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2010 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Operating depreciation, amortization and provisions, net	(2,774.0)	1,026.6	(1,747.4)	(1,821.3)	(1,579.7)
Depreciation and amortization	(1,731.7)	14.4	(1,717.3)	(1,749.3)	(1,620.0)
Property plant and equipment	(1,277.8)	14.4	(1,263.4)	(1,321.2)	(1,217.7)
Intangible assets	(453.9)	-	(453.9)	(428.1)	(402.3)
Impairment losses	(262.1)	177.6	(84.5)	(161.6)	(133.5)
Property plant and equipment	(24.2)	4.4	(19.8)	(5.9)	(0.3)
Intangible assets and operating financial assets	(31.4)	2.1	(29.3)	(74.8)	(70.1)
Inventories	(44.5)	37.6	(6.9)	1.2	(37.3)
Trade receivables	(147.3)	114.8	(32.5)	(68.2)	(31.9)
Other operating and non-operating receivables	(14.7)	18.7	4.0	(13.9)	6.1
Non-current and current operating provisions	(780.2)	834.6	54.4	89.6	174.3
Non-current operating provisions	(442.0)	321.1	(120.9)	(7.3)	61.1
Current operating provisions	(338.2)	513.5	175.3	96.9	113.2
Impairment losses and impact of disposals on goodwill and negative goodwill recognized in the Consolidated Income Statement			(25.9)	(6.3)	(303.0)
Operating depreciation, amortization, provisions and impairment losses			(1,773.3)	(1,827.6)	(1,882.7)

Operating depreciation, amortization, charges to provisions and impairment losses in the Consolidated Cash Flow Statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of -€148.1 million in 2010, -€87.9 million in 2009 and -€79.1 million in 2008. Impairment losses on inventories and receivables are recorded in changes in working capital in the Consolidated Cash Flow Statement.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: Before adjustment for the sale of activities in the Netherlands and Gabon in the Water Division, activities in Norway in the Environmental Services Division and German activities in the Energy Services Division and the suspension of the divestiture process for Renewable Energy activities, published Operating depreciation, amortization, provisions and impairment losses for the year ended, December 31,2009 broke down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2009	Year ended December 31, 2008
Operating depreciation, amortization and provisions, net	(2,962.9)	1,071.9	(1,891.0)	(1,632.0)
Depreciation and amortization	(1,806.8)	16.7	(1,790.1)	(1,663.7)
Property plant and equipment	(1,357.8)	16.7	(1,341.1)	(1,239.6)
Intangible assets	(449.0)	-	(449.0)	(424.1)
Impairment losses	(326.2)	168.2	(158.0)	(138.3)
Property plant and equipment	(9.1)	3.2	(5.9)	(0.3)
Intangible assets	(77.8)	3.0	(74.8)	(70.1)
Inventories	(36.5)	42.6	6.1	(43.3)
Trade receivables	(175.4)	105.9	(69.5)	(30.4)
Other operating and non-operating receivables	(27.4)	13.5	(13.9)	5.8
Non-current and current operating provisions other than replacement provisions	(829.9)	887.0	57.1	170.0
Non-current operating provisions other than replacement provisions	(468.4)	453.8	(14.6)	50.3
Current operating provisions	(361.5)	433.2	71.7	119.7
Replacement costs			(360.9)	(390.3)
Impairment losses and impact of disposals on goodwill and negative goodwill recognized in the Consolidated Income Statement			(6.5)	(302.2)
Operating depreciation, amortization, provisions and impairment losses			(2,258.4)	(2,324.5)

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4, Goodwill):

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Impairment losses on goodwill of the Environmental Services Division Germany CGU			(343.0)
Impairment losses on goodwill of the Transportation Division “Other European” CGU			(37.6)
Impairment losses on goodwill of the Transportation Division “Sweden, Norway, Finland” CGU	(21.1)
Negative goodwill recorded in the Consolidated Income Statement - SNCM			70.2
Other	(4.8)	(6.3)	7.4
Impairment losses on goodwill and negative goodwill presented in Cost of sales in the Consolidated Income Statement	(25.9)	(6.3)	(303.0)

Veolia Environnement                      Consolidated financial statements 12/31/2010

Restructuring costs

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Restructuring costs	(17.0)	(38.8)	(34.5)
Net charge to restructuring provisions	(5.7)	16.3	6.3
Restructuring costs	(22.7)	(22.5)	(28.2)

Personnel costs

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Employee costs	(10,615.3)	(10,447.2)	(10,193.4)
Profit-sharing and incentive schemes	(182.0)	(172.1)	(171.8)
Share-based compensation (IFRS 2)	(4.0)	(10.9)	(5.5)
Personnel costs	(10,801.3)	(10,630.2)	(10,370.7)

The IFRS 2 share-based compensation expense in respect of 2010 -€4.0 million solely concerns share option plans granted in 2010, 2007 and 2006. In 2010, one new share purchase or subscription option plan was granted. The terms of this plan are set out in Note 30.

Research and development costs

Research and development costs totaled €87.4 million, €89.8 million and €92.1 million in 2010, 2009 and 2008, respectively.

Veolia Environnement                      Consolidated financial statements 12/31/2010

NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Finance income	95.4	95.9	202.0
Finance costs	(888.7)	(864.1)	(1,089.6)
Net finance costs	(793.3)	(768.2)	(887.6)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs increased, despite a decrease in average net financial debt from €16,466 million in 2009 to €15,566 million in 2010. This increase is due to the rise in the financing rate (defined as net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting, divided by average monthly net financial debt during the period) from 4.76% in 2009 to 5.09% in 2010, which was mainly the result of:

•

the impact of inflation on CPI indexed bonds;

•

the increase in average low-yield cash investments in 2010 due to interest rate levels (cost of carry);

•

partially offset by the decrease in short-term rates on the floating portion of the debt.

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Financial liabilities measured using the effective interest method	(975.3)	(949.5)	(998.2)
Commission not included in the EIR	(6.4)	(4.6)	(3.1)
Expenses on gross debt	(981.7)	(954.1)	(1,001.3)
Assets at fair value through the Consolidated Income Statement (fair value option)*	59.7	75.2	137.1
Net gains and losses on derivative instruments, hedging relationships and other	128.7	110.7	(23.4)
Net finance costs	(793.3)	(768.2)	(887.6)
* Cash equivalents are valued at fair value through the Consolidated Income Statement.

Net gains and losses on derivative instruments, hedging relationships and other mainly include the following amounts for fiscal year 2010:

•

interest income on hedging relationships (fair value hedges and cash flow hedges) of €185.8 million, as a result of the fall in interest rates in fiscal year 2010;

•

the unwinding of the discount on non–controlling interest put options in the amount of -€8.9 million;

•

net gains and losses on derivatives not qualifying for hedge accounting of -€34.0 million, mainly on foreign currency derivatives.

In addition, the charge relating to the ineffective portion of net investment hedges and cash flow hedges was not material in 2010.

Interest income on instruments measured using the effective interest method (including interest income recorded in operating income and in other financial income and expenses) totaled €401.1 million in 2010, compared to €412.6 million in 2009 and €429.2 million in 2008.

Veolia Environnement                      Consolidated financial statements 12/31/2010

OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net gains and losses on loans and receivables (1)	8.0	14.4	43.7
Net gains and losses on available-for-sale assets (2)	(0.5)	8.0	9.3
Assets and liabilities at fair value through the Consolidated Income Statement	(18.2)	(19.3)	37.4
Unwinding of the discount on provisions	(75.9)	(83.5)	(73.0)
Foreign exchange gains and losses	0.6	(10.2)	(43.9)
Other expenses	(28.0)	(14.2)	(10.1)
Other financial income and expenses	(114.0)	(104.8)	(36.6)
(1) including impairment losses of -€13.1 million in 2010, compared to -€11.8 million in 2009 and -€4.7 million in 2008.
(2) including dividends received of €6.8 million in 2010, compared to €8.7 million in 2009 and €8.3 million in 2008.

INCOME TAX EXPENSE

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Current income tax expense	(364.6)	(301.0)	(372.6)
France	(96.9)	(79.8)	(90.1)
Other countries	(267.7)	(221.2)	(282.5)
Deferred tax expense / (income)	28.3	61.9	(87.9)
France	(12.1)	8.9	(29.4)
Other countries	40.4	53.0	(58.5)
Total income tax expense	(336.3)	(239.1)	(460.5)

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

Moreover, within the framework of Veolia Transport and Transdev combination, the French subsidiaries of the Transportation Division have left out the Veolia Environnement tax group on January 1, 2010 and the American subsidiaries have also left out the US tax group during the fiscal year 2010.

The Group bears a net income tax expense of -€336.3 million in fiscal year 2010, compared to -€239.1 million in fiscal year 2009.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Effective tax rate

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net income from continuing operations (a)	895.2	868.8	560.7
Share of net income of associates (b)	18.5	(0.9)	18.2
Income tax expense (c)	(336.3)	(239.1)	(460.5)
Net income from continuing operations before tax (d) = (a)-(b)-(c)	1,213.0	1,108.8	1,003.0
Effective tax rate (c) / (d)	27.72%	21.56%	45.91%
Statutory tax rate (1)	34.43%	34.43%	34.43%
Net impairment losses on goodwill not deductible for tax purposes	+0.74%	+0.15%	+8.92%
Differences in tax rate (2)	-8.65%	-2.90%	-0.31%
Capital gains and losses on disposals	-1.76%	-6.42%	-1.40%
Dividends	+2.74%	+4.38%	+2.70%
Taxation without basis	+0.92%	+1.34%	+4.54%
Effect of tax projections (2)	+2.89%	-9.60%	-6.59%
Permanent and other differences	-3.59%	+0.18%	+3.62%
Effective tax rate	27.72%	21.56%	45.91%
(1) The statutory tax rate indicated above is the rate applicable in France.

The main elements explaining the effective tax rate are as follows:

•

Differences in tax rate due to the implementation of the Group in countries which have a different statutory tax rate than the statutory French tax rate;

•

Effect of tax projections which mainly include the tax group boni and the impact of the deferred tax assets not recognized.

The increase in the effective tax rate from 21.6% in 2009 to 27.7% in 2010 is mainly due to:

•

the capitalization of only a small portion of tax losses for the year of the Veolia Environnement tax group;

•

capitalization of fewer tax losses by the U.S. tax group than last year;

•

and despite a level of capital gains taxed at reduced rates which remains high.

The 2009 effective tax rate benefited from capital gains taxed at reduced rates and the additional capitalization of tax losses in the United States for €43 million.

The 2008 effective tax rate included the consequences of unfavorable changes in regulations, asset impairments without tax savings and the contribution of loss-making subsidiaries without profit forecasts enabling the future recovery of these losses.

SHARE OF NET INCOME OF ASSOCIATES

The share of net income of associates increased from -€0.9 million in 2009 to €18.5 million in 2010.

This increase in mainly due to the impact of the sale of Compagnie Méridionale de Navigation in the Transportation Division in 2009.

Veolia Environnement                      Consolidated financial statements 12/31/2010

ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES

Discontinued operations

In the Consolidated Income Statements presented for comparative purposes, the net income of operations sold or in the course of being sold was transferred to “Net income from discontinued operations”. This concerns the following operations:

•

the Clemessy and Crystal businesses in the Energy Services Division divested for a consideration, excluding selling costs, of €299.6 million, received in full on December 16, 2008. Net cash and cash equivalents of the entities sold was €73.3 million at that date. The enterprise value of the businesses sold was, therefore, €226.3 million;

The amount recorded in Net income from discontinued operations in respect of the Clemessy and Crystal businesses in the Energy Services Division in 2008, comprises the net income for the period plus the capital gain on disposal, net of tax,

•

the entities of the U.S. incineration activity in Environmental Services (Montenay International) and Freight activities in the Transportation Division (essentially in France, Germany and the Netherlands) divested in the second half of 2009 and the first half of 2010 for enterprise values of €313 million (including €220 million in 2009) and €94 million, respectively;

•

Water activities in the Netherlands divested in December 2010 for a consideration of €118 million (enterprise value);

•

Transportation Division activities in the United Kingdom, the divestiture of which was decided in the second half of 2009 but for which an alternative process was launched following the decision of RATP not to exercise its call option;

•

Water activities in Gabon, Environmental Services activities in Norway and German operations in the Energy Services Division, the divestitures of which were decided in the second half of 2010.

Furthermore, as the divestiture process for Renewable Energy activities was interrupted at the end of 2010, these activities are no longer presented in Net income from discontinued operations.

Movements in net income (expense) from discontinued operations are as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Income (expense) from discontinued operations	10.9	(48.9)	(27.5)
Capital gains and losses on disposals (1)	(32.2)	92.4	176.5
Income tax expense	(2.3)	(70.4)	(0.5)
Net income (expense) from discontinued operations	(23.6)	(26.9)	148.5

(1)   Capital gains and losses on disposals in 2010 include impairment losses of €89.6 million resulting from the fair value remeasurement of discontinued operations in the United Kingdom in the Transportation Division and in Germany in the Energy Services Division.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Net income (expense) from discontinued operations in 2010 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Income (expense) from discontinued operations	14.0	(1.9)	9.4	(10.6)	10.9
Capital gains and losses on disposals	(3.2)	(56.2)	56.5	(29.3)	(32.2)
Income tax expense	5.0	-	(7.3)		(2.3)
Net income (expense) from discontinued operations	15.8	(58.1)	58.6	(39.9)	(23.6)

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2010 break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Revenue	279.5	56.8	433.5	57.7	827.5
Operating income	38.5	(1.4)	21.5	(13.2)	45.4
Financial items	(13.9)	(0.4)	(3.8)	2.5	(15.6)
Income tax expense	(10.6)	(0.1)	(8.3)	0.1	(18.9)
Share of net income of associates	-	-	-	-	-
Income (expense) from discontinued operations	14.0	(1.9)	9.4	(10.6)	10.9

Furthermore, the decision to interrupt the divestiture process for Renewable Energy activities led to the inclusion of the results of these activities in “Net income from continuing operations” in 2010. The main items included in net income from discontinued operations in 2009 and 2008 were as follows:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008
Revenue	18.2	3.1
Operating income	(11.2)	(4.7)
Financial items	1.8	(0.5)
Income tax expense	(0.5)	0.4
Share of net income of associates	(2.2)	(1.1)
Income (expense) from discontinued operations	(12.1)	(5.9)

Net income (expense) from discontinued operations in 2009 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Income (expense) from discontinued operations	2.4	1.7	(0.4)	(52.6)	(48.9)
Capital gains and losses on disposals	-	-	134.6	(42.2)	92.4
Income tax expense	-	-	(70.4)	-	(70.4)
Net income (expense) from discontinued operations	2.4	1.7	63.8	(94.8)	(26.9)

Veolia Environnement                      Consolidated financial statements 12/31/2010

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2009 break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Revenue	237.5	55.6	468.2	247.7	1,009.0
Operating income	18.9	3.8	4.4	(44.3)	(17.2)
Financial items	(13.5)	(2.3)	(4.1)	(9.2)	(29.1)
Income tax expense	(3.0)	0.2	(0.8)	1.1	(2.5)
Share of net income of associates	-	-	0.1	(0.2)	(0.1)
Income (expense) from discontinued operations	2.4	1.7	(0.4)	(52.6)	(48.9)

Net income (expense) from discontinued operations in 2008 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Income (expense) from discontinued operations	0.5	10.9	14.8	(53.7)	(27.5)
Capital gains and losses on disposals	-	176.5	-	-	176.5
Income tax expense	-	(0.5)	-	-	(0.5)
Net income (expense) from discontinued operations	0.5	186.9	14.8	(53.7)	148.5

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2008 break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Revenue	224.0	674.3	571.7	266.0	1,736.0
Operating income	13.1	14.9	33.4	(28.6)	32.8
Financial items	(13.6)	(0.9)	(10.4)	(26.0)	(50.9)
Income tax expense	1.0	(3.2)	(8.3)	0.9	(9.6)
Share of net income of associates	-	0.1	0.1	-	0.2
Income (expense) from discontinued operations	0.5	10.9	14.8	(53.7)	(27.5)

Assets/liabilities classified as held for sale

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of December	As of December	As of December
	31, 2010	31, 2009	31, 2008
Assets classified as held for sale	805.6	722.6	203.0

Liabilities directly associated with assets classified as held for sale	386.8	309.4	98.2

Activities classified as held for sale as of December 31, 2010 primarily consist of Water Division activities in Gabon and Environmental Services Division activities in Norway. As of December 31, 2009, assets classified as held for sale and liabilities directly associated with assets classified as held for sale mainly concerned certain French subsidiaries held jointly with Suez Environnement, as was the case at December 31, 2008, Renewable Energy activities, Transportation Division activities in the United Kingdom and Dalkia Usti businesses (Czech Republic).

Veolia Environnement                      Consolidated financial statements 12/31/2010

In 2010, the main asset and liability categories recorded in assets classified as held for sale, break down by division as follows:

(€ million)
ASSETS	Water	Energy Services	Environmental Services	Transportation	Total
Non-current assets	237.6	92.8	189.4	32.2	552.0
Current assets	85.8	13.5	97.7	25.8	222.8
Cash and cash equivalents	3.0	0.2	12.1	15.5	30.8
Assets classified as held for sale	326.4	106.5	299.2	73.5	805.6
LIABILITIES
Non-current liabilities	124.4	1.1	14.8	9.9	150.2
Current liabilities	125.5	13.5	67.6	30.0	236.6
Liabilities directly associated with assets classified as held for sale	249.9	14.6	82.4	39.9	386.8

In 2009, the main asset and liability categories recorded in assets classified as held for sale, break down by division as follows:

(€ million)
ASSETS	Water	Energy Services	Environmental Services	Transportation	Renewable Energy	Total
Non-current assets	173.6	78.3	77.8	63.0	67.8	460.5
Current assets	102.1	10.8	37.4	20.2	66.0	236.5
Cash and cash equivalents	6.8	1.5	1.3	1.3	14.7	25.6
Assets classified as held for sale	282.5	90.6	116.5	84.5	148.5	722.6
LIABILITIES
Non-current liabilities	43.2	12.5	3.7	7.1	17.7	84.2
Current liabilities	106.6	5.3	49.6	26.3	37.4	225.2
Liabilities directly associated with assets classified as held for sale	149.8	17.8	53.3	33.4	55.1	309.4

In 2008, the main asset and liability categories recorded in assets classified as held for sale, break down by division as follows:

(€ million)
ASSETS	Water	Environmental Services	Total
Non-current assets	122.3	4.4	126.7
Current assets	74.5	-	74.5
Cash and cash equivalents	1.8	-	1.8
Assets classified as held for sale	198.6	4.4	203.0
LIABILITIES
Non-current liabilities	42.2	-	42.2
Current liabilities	56.0	-	56.0
Liabilities directly associated with assets classified as held for sale	98.2	-	98.2

Veolia Environnement                      Consolidated financial statements 12/31/2010

NET INCOME FOR THE YEAR ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Net income attributable to non-controlling interests for the year ended December 31, 2010 is €290.5 million, compared to €257.8 million for the year ended December 31, 2009 and €304.1 million for the year ended December 31, 2008. In 2008, this item included the share of non-controlling interests in the capital gain realized on the sale of Clemessy and Crystal in the Energy Services Division for €60 million.

Net income for the year attributable to non-controlling interests breaks down by division as follows:

(€ million)		Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	(a)	147.4	144.7	118.9
Environmental Services		16.5	4.7	18.3
Energy Services	(b)	118.9	97.9	144.8
Transportation		2.1	6.6	19.4
Other		5.6	3.9	2.7
Non-controlling interests		290.5	257.8	304.1
(a) Including non-controlling interests in Germany (Berlin water services company and Stadtwerke of Braunschweig) of €75.9 million in 2008, €96.4 million in 2009 and €79.4 million in 2010.
(b) Including EDF’s interest in Dalkia Holding of €121.7 million in 2008, €63.1 million in 2009 and €73.9 million in 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to owners of the company by the weighted average number of ordinary shares outstanding during the fiscal year.

Diluted earnings per share is calculated by dividing net income attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the fiscal year plus the weighted average number of ordinary shares that would be issued following the conversion into ordinary shares of all potentially dilutive ordinary shares.

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all businesses.

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Weighted average number of ordinary shares (in million)
Weighted average number of ordinary shares for the calculation of basic earnings per share	481.2	471.7	462.2
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options			1.8
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in million)	481.2	471.7	464.0
Net income attributable to owners of the Company per share (€ million)
Net income attributable to owners of the Company	581.1	584.1	405.1
Net income attributable to owners of the Company per share:
Basic	1.21	1.24	0.88
Diluted	1.21	1.24	0.87
Net income (expense) from discontinued operations attributable to owners of the Company per share (€ million)
Net income (expense) from discontinued operations attributable to owners of the Company	(15.1)	(22.7)	81.6
Net income (expense) from discontinued operations attributable to owners of the Company per share:
Basic	(0.03)	(0.05)	0.18
Diluted	(0.03)	(0.05)	0.18
Net income (expense) from continuing operations attributable to owners of the Company per share (€ million)
Net income (expense) from continuing operations attributable to owners of the Company	596.2	606.8	323.5
Net income (expense) from continuing operations attributable to owners of the Company per share:
Basic	1.24	1.29	0.70
Diluted	1.24	1.29	0.69

The only potentially dilutive instruments recognized by Veolia Environnement are the share subscription and purchase options presented in Note 30.

Veolia Environnement                      Consolidated financial statements 12/31/2010

 ADDITIONAL INFORMATION ON THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (EXCLUDING DERIVATIVES)

Fair value measurement principles are presented in Note 1.26.

27.1

 Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2010, 2009 and 2008, in accordance with the methods set-out in Note 1.26:

	Note	As of December 31, 2010
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)			Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement		Level 1	Level 2	Level 3
Non-consolidated investments	9	130.7	130.7	-	-	130.7	4.2	126.5	-
Non-current and current operating financial assets	10	5,628.6	-	5,628.6	-	5,653.6	-	5,653.6	-
Other non-current financial assets	11	773.1	58.4	714.7	-	773.1	-	773.1	-
Trade receivables	13	9,255.2	-	9,255.2	-	9,255.2	-	9,255.2	-
Other current operating receivables	13	1,109.6	-	1,109.6	-	1,109.6	-	1,109.6	-
Other current financial assets	11	132.3	29.2	103.1	-	132.3	-	132.3	-
Cash and cash equivalents	14	5,406.8	-	-	5,406.8	5,406.8	4,441.3	965.5
Total		22,436.3	218.3	16,811.2	5,406.8	22,461.3	4 445.5	18,015.8	-

	Note	As of December 31, 2009
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)			Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement		Level 1	Level 2	Level 3
Non-consolidated investments	9	174.6	174.6	-	-	174.6	39.8	134.8	-
Non-current and current operating financial assets	10	5,651.8	-	5,651.8	-	5,656.6	-	5,656.6	-
Other non-current financial assets	11	753.9	52.6	701.3	-	753.9	-	753.9	-
Trade receivables	13	9,081.3	-	9,081.3	-	9,081.3	-	9,081.3	-
Other current operating receivables	13	1,101.2	-	1,101.2	-	1,101.2	-	1,101.2	-
Other current financial assets	11	217.7	53.8	163.9	-	217.7	-	217.7	-
Cash and cash equivalents	14	5,614.4	-	-	5,614.4	5,614.4	1,310.4	4,304.0	-
Total		22,594.9	281.0	16,699.5	5,614.4	22,599.7	1,350.2	21,249.5	-

Veolia Environnement                      Consolidated financial statements 12/31/2010

	Note	As of December 31, 2008
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)			Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement		Level 1	Level 2	Level 3
Non-consolidated investments	9	202.8	202.8	-	-	202.8	X	X
Non-current and current operating financial assets	10	5,751.2	-	5,751.2	-	5,666 .9		X
Other non-current financial assets	11	817.3	77.7	739.6	-	817.3		X
Trade receivables	13	9,702.0	-	9,702.0	-	9,702.0		X
Other current operating receivables	13	1,254.5	-	1,254.5	-	1,254.5		X
Other current financial assets	11	321.4	66.0	255.4	-	321.4	X	X	X
Cash and cash equivalents	14	3,849.6	-	-	3,849.6	3,849.6	X	X
Total		21,898.8	346.5	17,702.7	3,849.6	21,814.5

27.2

 Financial liabilities

The following tables present the net carrying amount and fair value of financial liabilities by category, as defined in Note 1.26, as of December 31, 2010, 2009 and 2008:

	Note	As of December 31, 2010
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)		Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
- non-current bonds	17	13,625.7	13,625.7	-	-	14,495.3	13,683.2	812.1	-
- other non-current borrowings	17	4,270.4	4,270.4	-	-	4,299.6	-	4,299.6	-
- current borrowings	17	2,827.1	2,827.1	-	-	2,827.1	-	2,827.1	-
- bank overdrafts and other cash position items	14	387.0	387.0	-	-	387.0	-	387.0	-
Trade payables	13	5,529.0	5,529.0	-	-	5,529.0	-	5,529.0	-
Other operating payables	13	5,332.0	5,332.0	-	-	5,332.0	-	5,332.0	-
Total		31,971.2	31,971.2	-	-	32,870.0	13,683.2	19,186.8	-

Veolia Environnement                      Consolidated financial statements 12/31/2010

	Note	As of December 31, 2009
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)		Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
- non-current bonds	17	13,264.5	13,264.5	-	-	13,810.5	13,321.2	489.3	-
- other non-current borrowings	17	4,382.8	4,382.8	-	-	4,385.3	-	4,385.3	-
- current borrowings	17	2,983.1	2,983.1	-	-	2,983.1	-	2,983.1	-
- bank overdrafts and other cash position items	14	454.9	454.9	-	-	454.9	-	454.9	-
Trade payables	13	5,311.0	5,311.0	-	-	5,311.0	-	5,311.0	-
Other operating payables	13	4,933.4	4,933.4	-	-	4,933.4	-	4,933.4	-
Total		31,329.7	31,329.7	-	-	31,878.2	13,321.2	18,557.0	-

	Note	As of December 31, 2008
		Net carrying amount per IAS 39 category				Fair value
(€ million)		Total	Liabilities at amortized cost	Liabilities designated at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading
Borrowings and other financial liabilities
- non-current bonds	17	11,097.6	11,097.6	-	-	9,836.9	9,836.9	-	-
- other non-current borrowings	17	5,966.3	5,966.3	-	-	5,227.4	5,227.4	-	-
- current borrowings	17	3,219.7	3,219.7	-	-	3,219.7	3,219.7	-	-
- bank overdrafts and other cash position items	14	465.7	465.7	-	-	465.7	465.7	-	-
Other non-current debt	17	-	-	-	-	-	-	-	-
Trade payables	13	5,634.5	5,634.5			5,634.5	5,634.5
Other operating payables	13	5,112.3	5,112.3	-	-	5,112.3	5,112.3	-	-
Total		31,496.1	31,496.1	-	-	29,496.5	29,496.5	-	-

Veolia Environnement                      Consolidated financial statements 12/31/2010

 DERIVATIVES

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, exchange rates and commodity prices (see Note 29, Financial risk Management).

The fair value of derivatives in the Consolidated Statement of Financial Position breaks down as follows:

		As of December 31, 2010		As of December 31, 2009		As of December 31, 2008
(€ million)	Notes	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	28.1	560.6	86.8	355.0	76.6	389.1	116.8
Fair value hedges		531.4	-	351.5	8.3	378.9	7.4
Cash flow hedges		26.7	63.5	-	59.6	0.3	96.6
Derivatives not qualifying for hedge accounting		2.5	23.3	3.5	8.7	9.9	12.8
Foreign currency derivatives	28.2	32.4	126.0	58.6	103.9	172.7	61.7
Net investment hedges		3.6	49.6	13.1	17.1	65.1	8.0
Fair value hedges		2.6	1.0	7.9	0.6	-	-
Cash flow hedges		9.6	1.3	8.8	0.3	-	-
Derivatives not qualifying for hedge accounting		16.6	74.1	28.8	85.9	107.6	53.7
Commodity derivatives	28.3	62.7	34.0	63.9	43.6	89.4	107.3
Total derivatives		655.7	246.8	477.5	224.1	651.2	285.8
o/w non-current derivatives		621.1	195.1	431.9	139.3	508.4	159.9
o/w current derivatives		34.6	51.7	45.6	84.8	142.8	125.9

Veolia Environnement                      Consolidated financial statements 12/31/2010

The fair value of derivatives recognized in the Consolidated Statement of Financial Position is determined (as described in Note 1.26) and breaks down as follows:

	As of December 31, 2010		Level 2 (%)		Level 3 (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	560.6	86.8	100%	100%	-	-
Foreign currency derivatives	32.4	126.0	100%	100%	-	-
Commodity derivatives	62.7	34.0	48.5%	61.5%	51.5%	38.5%
Total derivatives	655.7	246.8	95.1%	94.7%	4.9%	5.3%

Derivatives valued using internal models integrating certain non-observable data are electricity derivatives for which there are no quoted prices in an active market (notably electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, data is estimated by Veolia Environnement experts.

	As of December 31, 2009		Level 2 (%)		Level 3 (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	355.0	76.6	100%	100%	-	-
Foreign currency derivatives	58.6	103.9	100%	100%	-	-
Commodity derivatives	63.9	43.6	35.2%	84.2%	64.8%	15.8%
Total derivatives	477.5	224.1	91.3%	96.9%	8.7%	3.1%

	As of December 31, 2008		Level 2 (%)		Level 3 (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	389.1	116.8	100%	100%	-	-
Foreign currency derivatives	172.7	61.7	100%	100%	-	-
Commodity derivatives	89.4	107.3	34.4%	83.9%	65.6%	16.1%
Total derivatives	651.2	285.8	91.0%	94.0%	9.0%	6.0%

28.1

 Interest-rate derivatives

The fair value of interest rate derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

		As of December 31, 2010		As of December 31, 2009		As of December 31, 2008
(€ million)	Note	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives		560.6	86.8	355.0	76.6	389.1	116.8
Fair value hedges	28.1.1	531.4	-	351.5	8.3	378.9	7.4
Cash flow hedges	28.1.2	26.7	63.5	-	59.6	0.3	96.6
Derivatives not qualifying for hedge accounting	28.1.3	2.5	23.3	3.5	8.7	9.9	12.8

Veolia Environnement                      Consolidated financial statements 12/31/2010

28.1.1

Fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Notes 29 and 17).

Fair value hedging swaps represent a notional outstanding amount of €6,853.9 million as of December 31, 2010, with a net fair value in the Consolidated Statement of Financial Position of €531.4 million, as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2010	6,853.9	-	2,576.7	4,277.2	531.4	-
As of December 31, 2009	6,315.4	-	2,361.1	3,954.3	351.5	8.3
As of December 31, 2008	5,357.4	-	1,812.4	3,545.0	378.9	7.4

The increase in the nominal value of the fair value hedging portfolio is mainly due to:

•

the set-up of several floating-rate payer swaps hedging EMTN issues, in the total amount of €600 million;

•

the early cancellation, for a total amount of €150 million, of certain swaps hedging the EMTN 2013 issue, following a buyback operation in 2010 (see Note 17, Non-current and current borrowings, for a description of the operation);

•

the impact of exchange rate fluctuations on the nominal amount of swaps denominated in GBP and USD of €88 million.

For euro-denominated debt, floating-rate payer swaps entered into in 2010 were all indexed to short-term rates: EONIA (European Overnight Index Average, overnight Euro rate) or 1-month Euribor.

Over and above the volume impact, the increase in the fair value of floating-rate payer swaps can also be attributed to the decrease in euro, pound sterling and U.S. dollar interest rates in 2010.

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

Floating-rate receiver/fixed-rate payer swaps - purchases of caps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2010	850.4	193.7	342.0	314.7	26.7	63.5
As of December 31, 2009	997.2	230.9	202.1	564.2	-	59.6
As of December 31, 2008	1,136.4	40.2	416.6	679.6	0.3	96.6

•

-€51.6 million, net of tax, was recorded directly in equity (fair value reserves) in respect of cash flow hedge interest-rate derivatives as of December 31, 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Contractual flows on interest rate swaps are paid at the same time as contractual flows on floating-rate borrowings and the amount recorded in other comprehensive income is released to net income in the period in which interest flows on the debt impact the Consolidated Income Statement.

The decrease in the cash-flow hedging portfolio is mainly due to:

•

the set-up of new swaps in the amount of €300 million;

•

the expiry or cancellation of operations in the amount of €505 million;

•

the increase in the nominal of certain swaps in the amount of €58 million.

The increase in the fair value of fixed-rate payer swaps is mainly due to the expiry on maturity of a certain number of transactions, and the decrease in euro interest rates which has a negative impact on the fair value of these swaps.

28.1.3

Derivatives not qualifying for hedge accounting

A certain number of derivatives do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

	Notional amount as of December 31, 2010				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	358.6	293.7	56.9	8.0	2.5	-
Floating-rate receiver / fixed-rate payer swaps	431.7	247.7	128.1	55.9	-	10.7
Floating-rate receiver / floating-rate payer swaps	250.0	-	250.0	-	-	3.3
Total firm financial instruments	1,040.3	541.4	435.0	63.9	2.5	14.0
Purchases of vanilla and structured caps	952.4	30.0	722.4	200.0	-	9.3
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	952.4	30.0	722.4	200.0	-	9.3
Total interest-rate derivatives not qualifying for hedge accounting	1,992.7	571.4	1,157.4	263.9	2.5	23.3

The decrease in the portfolio of interest rate derivatives not qualifying for hedge accounting between 2009 and 2010 is mainly due to:

•

the expiry of approximately €230 million of financial instruments;

•

the amortization of the nominal and the decrease in the number of short-term cash flow hedging swaps in the approximate amount of €300 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: the breakdown as of December 31, 2009 and 2008 is as follows:

	Notional amount as of December 31, 2009				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating rate payer swaps	333.7	250.1	57.8	25.8	3.4	-
Floating-rate receiver / fixed-rate payer swaps	755.2	627.5	41.5	86.2	-	5.6
Floating-rate receiver / floating-rate payer swaps	200.0	-	-	200.0	-	1.4
Total firm financial instruments	1,288.9	877.6	99.3	312.0	3.4	7.0
Purchases of vanilla and structured caps	1,230.1	277.7	752.4	200.0	0.1	1.7
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	1,230.1	277.7	752.4	200.0	0.1	1.7
Total interest-rate derivatives not qualifying for hedge accounting	2,519.0	1,155.3	851.7	512.0	3.5	8.7

	Notional amount as of December 31, 2008				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating rate payer swaps	202.4	-	41.7	160.7	3.7	-
Floating-rate receiver / fixed-rate payer swaps	513.9	468.9	2.5	42.5	-	2.0
Floating-rate receiver / floating-rate payer swaps	915.5	665.5	-	250.0	0.5	1.1
Fixed-rate receiver / fixed-rate payer swaps	2.0	-	-	2.0	-	4.0
Total firm financial instruments	1,633.8	1,134.4	44.2	455.2	4.2	7.1
Purchases of vanilla and structured caps	423.4	-	323.4	100.0	3.0	-
Sales of caps	-	-	-	-	-	-
Sales of swaptions	102.0	-	-	102.0	2.7	5.7
Total optional financial instruments	525.4	-	323.4	202.0	5.7	5.7
Total interest-rate derivatives not qualifying for hedge accounting	2,159.2	1,134.4	367.6	657.2	9.9	12.8

28.2

Foreign currency derivatives

The fair value of foreign currency derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

		As of December 31, 2010		As of December 31, 2009		As of December 31, 2008
(€ million)	Note	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign currency derivatives		32.4	126.0	58.6	103.9	172.7	61.7
Net investment hedges	28.2.1	3.6	49.6	13.1	17.1	65.1	8.0
Fair value hedges	28.2.2	2.6	1.0	7.9	0.6	-	-
Cash flow hedges	28.2.3	9.6	1.3	8.8	0.3	-	-
Derivatives not qualifying for hedge accounting	28.2.4	16.6	47.6	28.8	67.4	104.7	53.7
Embedded derivatives		-	26.5	-	18.5	2.9	-

Veolia Environnement                      Consolidated financial statements 12/31/2010

28.2.1

Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2010 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	CZK	199.2	199.2	-	-	-	1.6
	GBP	73.8	73.8	-	-	0.2	1.6
	HKD	218.2	218.2	-	-	3.1	0.3
	HUF	39.5	39.5	-	-	-	0.5
	ILS	29.5	29.5	-	-	0.2	0.3
	JPY	73.9	73.9	-	-	-	0.2
	PLN	85.8	85.8	-	-	-	1.4
	Other	17.0	17.0	-	-	0.1	-
Embedded derivatives (forward sale)	KRW	98.5	14.7	51.4	32.4	-	1.6
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	42.1
Total foreign currency derivatives		955.4	751.6	111.4	92.4	3.6	49.6
USD borrowings	USD	1,499.9	-	630.1	869.8	n/a	n/a
GBP borrowings	GBP	755.2	-	-	755.2	n/a	n/a
Syndicated loan facility	PLN	257.1	257.1	-	-	n/a	n/a
Total financing		2,512.2	257.1	630.1	1,625.0	n/a	n/a
Total		3,467.6	1,008.7	741.5	1,717.4	n/a	n/a

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2009 are mainly due to:

•

the change in the fair value of euro/Chinese renminbi yuan cross currency swaps for - €26.6 million;

•

the change in the fair value of the Korean won embedded derivative for - €11.7 million.

In addition, the Group set up CZK-denominated swaps with a fair value of -€1.6 million, to replace the syndicated loan facility which expired in July 2010.

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2010 of -€112.6 million mainly comprise:

•

the impact of exchange rate fluctuations on hedges of Water Division investments in China, Korea, the Czech Republic and the United States of -€60.7 million;

•

 the impact of exchange rate fluctuations on hedges of Veolia Environnement SA investments in the United States of -€44.2 million.

Recap: the breakdown as of December 31, 2009 and 2008 is as follows:

(€ million)	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	AED	3.7	3.7	-	-	-	-
	AUD	7.5	7.5	-	-	-	0.1
	GBP	67.0	67.0	-	-	2.4	-
	HKD	199.9	196.0	3.9	-	-	0.5
	HUF	86.9	86.9	-	-	-	0.5
	ILS	17.9	17.9	-	-	-	-
	JPY	60.3	60.3	-	-	0.6	-
	MXN	1.0	1.0	-	-	-	-
	PLN	5.8	5.8	-	-	-	0.5
Embedded derivatives (forward sale)	KRW	92.4	12.1	42.5	37.8	10.1	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	15.5
Total foreign currency derivatives		662.4	458.2	106.4	97.8	13.1	17.1
USD borrowings	USD	1,339.8	-	411.6	928.2	n/a	n/a
GBP borrowings	GBP	731.9	-	-	731.9	n/a	n/a
Syndicated loan facility	CZK	190.3	190.3	-	-	n/a	n/a
Syndicated loan facility	PLN	219.8	-	219.8	-	n/a	n/a
Total financing		2,481.8	190.3	631.4	1,660.1	n/a	n/a
Total		3,144.2	648.5	737.8	1,757.9	n/a	n/a

Veolia Environnement                      Consolidated financial statements 12/31/2010

(€ million)	Notional amount as of December 31, 2008 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	AED	2.8	2.8	-	-	0.1	-
	AUD	5.9	5.9	-	-	-	0.1
	GBP	62.5	62.5	-	-	11.8	-
	HKD	171.6	171.6	-	-	0.2	4.8
	HUF	42.4	42.4	-	-	0.5	-
	ILS	18.3	18.3	-	-	1.1	-
	JPY	63.7	63.7	-	-	-	0.2
	MXN	1.0	1.0	-	-	-	-
Embedded derivatives (forward sale)	KRW	50.7	15.9	32.2	2.6	29.1	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	131.6	65.4	-	66.2	22.3	2.9
Total foreign currency derivatives		550.5	449.5	32.2	68.8	65.1	8.0
USPP borrowings	USD	1,221.9	-	306.8	915.1	n/a	n/a
GBP borrowings	GBP	682.4	-	-	682.4	n/a	n/a
Syndicated loan facility	CZK	187.5	-	187.5	-	n/a	n/a
Syndicated loan facility	PLN	199.1	-	199.1	-	n/a	n/a
Total financing		2,290.9	-	693.4	1,597.5	n/a	n/a
Total		2,841.4	449.5	725.6	1,666.3	n/a	n/a

28.2.2

 Fair value hedges

Financial instruments designated as fair value hedges break down as follows:

(€ million)	Notional amount as of December 31, 2010 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward sales	USD	18.1	18.1	-	-	-	0.7
Forward sales	CNY	1.9	1.9	-	-	-	0.3
Forward sales	ZAR	0.7	0.7	-	-	0.2	-
Forward purchases	BRL	17.0	10.6	6.4	-	0.8	-
Forward purchases	NOK	41.9	-	41.9	-	1.6	-
Total foreign currency derivatives						2.6	1.0

In 2010, Veolia Environnement Group decided to designate a certain number of currency transactions as hedges as defined by IAS 39.

The majority of the fair value hedges presented above consist of foreign currency hedges in respect of construction contracts or hedging financial assets.

Veolia Environnement                      Consolidated financial statements 12/31/2010

28.2.3

 Cash flow hedges

Financial instruments designated as cash flow hedges break down as follows:

(€ million)	Notional amount as of December 31, 2010 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchase	NOK	101.2	17.1	68.4	15.7	5.0	-
Forward sale	GBP	132.1	44.6	87.5	-	3.0	-
Forward sale	HUF	38.7	28.7	10.0	-	0.6	1.2
Other currencies		5.7	5.7	-	-	1.0	0.1
Total foreign currency derivatives		277.7	96.1	165.9	15.7	9.6	1.3

In 2010, Veolia Environnement Group decided to designate a certain number of currency transactions as hedges as defined by IAS 39.

The majority of cash flows hedge presented above consist of forward purchases/sales of foreign currencies different from the functional currencies of the entities concerned, in connection with their own activities (boat leases, construction of plants).

28.2.4

Hedges of currency exposure in the Consolidated Statement of Financial Position by derivatives not qualifying for hedge accounting

Fair value	As of December 31, 2010
(€ million)	Total	USD	GBP	NOK	SEK	KRW	Other
Forward purchases	(0.8)	(0.6)	(0.6)	-	-	0.1	0.3
Currency receiver swaps	3.0	1.4	1.8	0.1	0.1	-	(0.4)
Total currency swaps and forward purchases	2.2	0.8	1.2	0.1	0.1	0.1	(0.1)
Forward sales	(34.0)	0.7	-	(0.4)	(0.7)	(30.1)	(3.5)
Currency payer swaps	(25.1)	0.2	(12.5)	(4.5)	(2.4)	-	(5.9)
Total currency swaps and forward sales	(59.1)	0.9	(12.5)	(4.9)	(3.1)	(30.1)	(9.4)
Call options	-	-	-	-	-	-	-
Put options	(0.6)	-	-	-	-	(0.6)	-
Total currency options	(0.6)	-	-	-	-	(0.6)	-
Total derivatives not qualifying for hedge accounting	(57.5)	1.7	(11.3)	(4.8)	(3.0)	(30.6)	(9.5)

Veolia Environnement                      Consolidated financial statements 12/31/2010

Recap: Hedges as of December 31, 2009 and 2008 are as follows:

Fair value	As of December 31, 2009
(€ million)	Total	USD	GBP	NOK	SEK	KRW	Other
Forward purchases	(0.9)	(0.7)	(1.0)	-	-	-	0.8
Currency receiver swaps	10.3	8.2	0.2	0.1	0.1	-	1.7
Total currency swaps and forward purchases	9.4	7.5	(0.8)	0.1	0.1	0.0	2.5
Forward sales	(17.4)	2.0	(0.1)	0.1	-	(18.5)	(0.9)
Currency payer swaps	(49.1)	1.4	(17.6)	(11.1)	(11.4)	-	(10.4)
Total currency swaps and forward sales	(66.5)	3.4	(17.7)	(11.0)	(11.4)	(18.5)	(11.3)
Call options	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-
Total currency options	-	-	-	-	-	-	-
Total derivatives not qualifying for hedge accounting	(57.1)	10.9	(18.5)	(10.9)	(11.3)	(18.5)	(8.8)

Fair value	As of December 31, 2008
(€ million)	Total	HKD	NOK	PLN	Other
Forward purchases	(11.6)	-	(5.0)	(2.3)	(4 .3)
Currency receiver swaps	(20.6)	-	-	(1.7)	(18.9)
Total currency swaps and forward purchases	(32.2)	-	(5.0)	(4.0)	(23.2)
Forward sales	(1.6)	-	-	2.2	(3.8)
Currency payer swaps	86.8	28.3	19.3	12.0	27.2
Total currency swaps and forward sales	85.2	28.3	19.3	14.2	23.4
Call options	-	-	-	-	-
Put options	(2.0)	-	-	-	(2.0)
Total currency options	(2.0)	-	-	-	(2.0)
Total derivatives not qualifying for hedge accounting (*)	51.0	28.3	14.3	10.2	(1.8)
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives.

The above portfolio of foreign currency derivatives was mainly contracted by Veolia Environnement SA to hedge its foreign currency-denominated net debt (comprising foreign currency-denominated borrowings and foreign currency-denominated inter-company loans and borrowings).

Veolia Environnement                      Consolidated financial statements 12/31/2010

28.3

Commodity derivatives

As of December 31, 2010, the fair value of commodity derivatives totaled €62.7 million in assets and €34 million in liabilities.

	As of December 31, 2010		As of December 31, 2009		As of December 31, 2008
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	62.7	34.0	63.9	43.6	89.4	107.3
Electricity	42.2	22.9	53.1	18.3	56.3	18.3
Fuel	4.9	0.7	9.1	7.1	22.5	46.5
CO2	0.7	0.5	0.8	0.4	2.1	2.7
Coal	6.0	8.4	0.9	15.5	8.2	15.6
Other	8.9	1.5	-	2.3	0.3	24.2

Pursuant to IAS 39, these derivatives break down as follows:

	As of December 31, 2010		As of December 31, 2009		As of December 31, 2008
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	62.7	34.0	63.9	43.6	89.4	107.3
Fair value hedges	-	0.5	-	0.3	-	2.3
Cash flow hedges	20.1	10.4	10.0	23.9	32.1	64.3
Derivatives not qualifying for hedge accounting	42.6	23.1	53.9	19.4	57.3	40.8

Material contract notional amounts (electricity – see Note 1.23) are as follows:

28.3.1

Electricity

	Notional contract amounts as of December 31, 2010 by maturity
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments: in Gwh	11,186	700	2,100	8,386
in € million	770.2	41.1	139.7	589.4
Electricity sales instruments: in Gwh	1,512	735	777	-
in € million	110.8	55.2	55.6	-

Electricity purchase instruments cover the period 2011 to 2025 and have a market value of -€8 million, based on valuation assumptions at the year end. Sales instruments cover the period 2011 to 2012 and have a net market value of €27 million. These transactions are recorded in the Consolidated Statement of Financial Position at fair value based on the listed price of commodities with close maturities and using internal models integrating non-observable data in the absence of a liquid market.

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of + €3.4 million and -€2.4 million, respectively.

	Notional contract amounts as of December 31, 2009 by maturity
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments: in Gwh	13,196	1,052	2,934	9,210
in € million	696.0	55.2	158.4	482.4
Electricity sales instruments: in Gwh	3,051	1,110	1,941	-
in € million	215.2	72.3	142.9	-

Veolia Environnement                      Consolidated financial statements 12/31/2010

	Notional contract amounts as of December 31, 2008 by maturity
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments: in Gwh	12,854	868	3,063	8,923
in € million	667.5	41.9	159.5	466.1
Electricity sales instruments: in Gwh	3,817	824	2,993	-
in € million	250.6	38.2	212.4	-

28.3.2

Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2011 and 2012. These transactions are recorded in assets in the amount of €0.7 million and in liabilities in the amount of €0.5 million. The impact on the Consolidated Income Statement is a net loss of €0.5 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

29

FINANCIAL RISK MANAGEMENT

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

•

Market risks presented in Note 29.1:

•

interest-rate risk, presented in Note 29.1.1 (interest-rate fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting),

•

foreign exchange risk, presented in Note 29.1.2 (hedges of a net investment in a foreign operation, hedges of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting, embedded derivatives, overall foreign exchange risk exposure),

•

commodity risk, presented in Note 29.1.3 (fuel and electricity risks, greenhouse gas emission rights),

•

Equity risk, presented in Note 29.2;

•

Liquidity risk, presented in Note 29.3;

•

Credit risk, presented in Note 29.4.

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

Veolia Environnement                      Consolidated financial statements 12/31/2010

The following table shows the interest-rate exposure of gross debt (defined as the sum of non-current borrowings, current borrowings and bank overdrafts and other cash position items) before and after hedging.

	As of December 31, 2010		As of December 31, 2009		As of December 31, 2008
(€ million)	Out-standings	% total debt	Out-standings	% total debt	Out-standings	% total debt
Fixed rate	16,187.3	78.5%	15,971.5	77.0%	14,055.2	69.0%
Floating rate	4,437.5	21.5%	4,770.6	23.0%	6,322.6	31.0%
Gross debt before hedging	20,624.8	100.0%	20,742.1	100.0%	20,377.8	100.0%
Fixed rate	10,481.4	49.7%	10,808.8	51.3%	9,960.8	48.0%
Capped floating rate (active caps)	-	0.0%	-	0.0%	36.0	0.2%
Floating rate	10,628.8	50.3%	10,276.5	48.7%	10,752.5	51.8%
Gross debt after hedging and fair value remeasurement of fixed-rate debt	21,110.2	100.0%	21,085.3	100.0%	20,749.3	100.0%
Fair value adjustments to (asset)/liability hedging derivatives	(485.4)		(343.2)		(371.5)
Gross debt at amortized cost	20,624.8		20,742.1		20,377.8

Total gross debt as of December 31, 2010 after hedging was 49.7% fixed-rate and 50.3% floating-rate. No caps were active as of December 31, 2010. Excluding inactive caps, the fixed-rate portion of gross debt was 54.2% and the floating-rate portion was 45.8%.

As of December 31, 2010, the Group has cash and cash equivalents of €5,406.8 million, the majority of which bears interest at floating rates.

Net financial debt totals €15,218.0 million and is 65.7% fixed-rate and 34.3% floating-rate.

Sensitivity of the consolidated income statement and equity:

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity as of December 31, 2010 is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	5,406.8	-	-	5,406.8
Total floating-rate liabilities	(3,213.5)	(767.5)	(456.2)	(4,437.2)
Net floating-rate position before hedging	2,193.3	(767.5)	(456.2)	969.6
Derivative instruments (1)	193.7	(2,457.1)	(3,927.8)	(6,191.2)
Net floating-rate position after active management and hedging	2,387.0	(3,224.6)	(4,384.0)	(5,221.6)
(1) Financial instruments hedging debt excluding inactive caps of €952 million.

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2010. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt (after hedging), the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. This sensitivity corresponds to fair market value movements as a result of an instantaneous change in interest rates.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Assuming a constant net debt structure and management policy, an increase in the fair value of the effective portion of derivatives designated as cash flow hedges, following a 0.5% increase in interest rates at the year end, would generate an increase in fair value reserves in equity of €15 million. The impact on floating-rate debt and floating-rate payer swaps on fixed-rate debt would decrease net income by €20 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity. All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the change in interest rates, all other things being equal.

29.1.2

Management of foreign exchange risk

The Group's international activities generate significant foreign currency flows.

The Group's central treasury department manages foreign exchange risk centrally within limits set by the Chief Financial Officer.

Foreign exchange risk, as defined by IFRS 7, mainly results from:

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

(c)

investments in foreign subsidiaries reflected by the translation of accounts impacting the translation reserves (see Note 29.1.2.3).

Management of foreign exchange transaction risk:

The Group has no significant exposure to foreign exchange transaction risk. The activities of the Group are performed by subsidiaries operating in their own country and their own currency. Exposure to foreign exchange risk is therefore naturally limited.

Management of foreign exchange asset risk:

With many offices worldwide, Veolia organizes financing in local currencies. In the case of intercompany financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves hedging certain net foreign investments and ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses.

Veolia Environnement                      Consolidated financial statements 12/31/2010

29.1.2.1

Translation risk

Due to its international presence, the translation of the income statements of the Group’s foreign subsidiaries is sensitive to exchange rate fluctuations.

The following table summarizes the sensitivity of certain Group consolidated income statement aggregates to a 10% increase or decrease in foreign exchange rates against the euro, with regard to the translation of financial statements of foreign subsidiaries.

	Contribution to the consolidated financial statements							Sensitivity to an increase or decrease in the main currencies against the euro
(€ million)	EUR	GBP	USD	PLN	CZK	Other currencies	Total	+10%	-10%
Revenue	20,891.0	2,254.3	3,257.7	599.1	1,259.9	6,524.6	34,786.6	(670.1)	686.3
Operating income	1,018.0	269.8	192.7	59.7	259.4	320.7	2,120.3	(71.1)	86.8

29.1.2.2

Foreign exchange risk with regard to the net finance cost

With many offices worldwide, Veolia organizes financing in local currencies.

The foreign currency debt borne by the parent company, Veolia Environnement SA, is generally hedged using either derivative instruments or assets in the same currency.

The following table shows the exposure to exchange rate fluctuations of the foreign currency net financial debt of the entities that bear the main foreign exchange risks. It also presents the sensitivity of these entities to a 10% increase or decrease in the parities of the corresponding foreign currencies.

	Net finance cost Foreign currency exposure (in millions of currency)						Sensitivity to an increase or decrease in the 4 main currencies against the euro (€ millions)
	GBP	USD	PLN	CZK	Other currencies (euro equivalent)	Total euro equivalent	+10%	-10%
Veolia Environnement SA	(29.6)	(82.2)	(54.4)	(183.7)	(415.4)	(532.8)	(14.3)	9.6
Other Group subsidiaries	(27.7)	(25.1)	6.5	(11.1)	(210.7)	(260.7)	(5.6)	4.5
Total in foreign currency	(57.3)	(107.3)	(47.9)	(194.8)	(626.1)	(793.5)
Total euro equivalent	(66.8)	(80.9)	(12.0)	(7.7)	(626.1)	(793.5)	(19.9)	14.1

29.1.2.3

Foreign exchange and translation risk in the consolidated statement of financial position

Due to its international presence, the Group’s consolidated statement of financial position is exposed to exchange rate fluctuations. A fluctuation in the euro impacts the translation of subsidiary foreign currency denominated assets in the consolidated statement of financial position. The main currencies concerned are the U.S. dollar and the pound sterling.

Veolia Environnement                      Consolidated financial statements 12/31/2010

For its most significant assets, the Group has issued debt in the relevant currencies.

The following table shows the net asset amounts for the main currencies, defined as the asset amount excluding net financial debt.

	Contribution to the consolidated financial statements					Sensitivity to an increase or decrease in the 2 main currencies against the euro
(€ million)	EUR	USD	GBP	Other currencies	Total	+10%	-10%
Assets excluding net financial debt by currency	12,593	2,924	2,808	7,788	26,113	637	(521)
Net financial debt by currency	8,072	1,927	1,881	3,338	15,218	423	(346)
Net assets by currency	4,521	997	927	4,450	10,895	214	(175)

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

Nonetheless, as part of supply management and cost optimization measures, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of commodities and set-up derivatives to fix the cost of commodities supply, where the contracts do not offer adapted protection.

29.1.3.1

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

29.1.3.2

Coal, gas and electricity risks

The Group has entered into long-term gas, coal, electricity and biomass purchase contracts in order to secure its supplies.

The majority of these commitments are reciprocal; the third parties concerned are obliged to deliver the quantities indicated in these contracts and the Group is obliged to take them.

These contracts are considered to fall outside the scope of IAS 39, except for specific transactions in Germany, where electricity purchase instruments and sales instruments have been contracted in parallel. These transactions are not eligible for hedging within the meaning of IAS 39 (see Note 36 on off-balance sheet commitments and Note 28.3.1 on electricity derivatives).

Veolia Environnement                      Consolidated financial statements 12/31/2010

29.2

Management of equity risk

As of December 31, 2010, Veolia Environnement held 14,338,903 of its own shares, of which 8,389,059 were allocated to external growth operations and 5,949,844 were acquired for allocation to employees under employee savings plans, with a market value of €313.6 million, based on a share price of €21.87 and a net carrying amount of €444.7 million deducted from equity.

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

The Group secures financing on international bond markets, international private placement markets, the treasury note market and the bank lending market (see Note 17, Non-current and current borrowings).

29.3.1

Maturity of financial liabilities

As of December 31, 2010, undiscounted contractual flows on net financial debt (nominal value) break down by maturity date as follows:

	As of December 31, 2010		Maturity of undiscounted contractual flows
(€ million)	Net carrying amount	Total undiscounted contractual flows	2011	2012	2013	2014	2015	More than 5 years
Bond issues (1)	13,642.9	13,275.5	16.1	686.2	1,248.9	1,262.1	1,107.2	8,955.0
Treasury notes	502.0	502.0	502.0
Finance lease obligations	683.5	683.5	112.4	127.2	81.9	52.5	47.0	262.5
Securitization	391.0	391.0	391.0
Other borrowings	5,503.8	5,503.8	1,805.6	785.5	367.4	361.8	246.7	1,936.8
Bank overdrafts and other cash position items	387.0	387.0	387.0
Gross borrowings excluding the impact of amortized cost and hedging derivatives	21,110.2	20,742.8	3,214.1	1,598.9	1,698.2	1,676.4	1,400.9	11,154.3
Impact of amortized cost and derivatives hedging debt	(485.4)	n/a	n/a
Gross borrowings	20,624.8	20,742.8	3,214.1	1,598.9	1,698.2	1,676.4	1,400.9	11,154.3
Cash and cash equivalents	(5,406.8)	(5,406.8)	(5,406.8)
Net financial debt	15,218.0	15,336.0	(2,192.7)	1,598.9	1,698.2	1,676.4	1,400.9	11,154.3
(1) excluding the impact of amortized cost and derivatives hedging debt.

As of December 31, 2010, the average maturity of financial debt is 9.4 years.

Most trade payables have a maturity of less than one year (see Note 13).

Veolia Environnement                      Consolidated financial statements 12/31/2010

As of December 31, 2010, undiscounted contractual interest flows on outstanding borrowings break down by maturity date as follows:

	As of December 31, 2010	Maturity of undiscounted contractual flows
(€ million)	Total flows	2011	2012	2013	2014	2015	More than 5 years
Undiscounted contractual interest flows on outstanding borrowings	7,826.0	858.2	790.1	709.4	626.8	566.0	4,275.5

As of December 31, 2010, undiscounted contractual interest flows on derivative outstandings recorded in liabilities and assets break down by maturity date as follows:

	As of December 31, 2010		Maturity of undiscounted contractual flows
(€ million)	Net carrying amount	Total undiscounted contractual flows	2011	2012	2013	2014	2015	More than 5 years
Interest-rate derivatives	473.8	773.0	159.6	156.9	139.6	117.3	106.8	92.8
Fair value hedges	531.4	988.4	175.5	170.8	152.9	129.0	119.6	240.6
Inflows Outflows	531.4 0.0	1,719.2 (730.8)	326.7 (151.2)	315.9 (145.1)	280.4 (127.5)	219.7 (90.7)	199.0 (79.4)	377.5 (136.9)
Cash flow hedges	(36.8)	(195.8)	(12.9)	(10.9)	(10.6)	(10.6)	(11.7)	(139.1)
Inflows Outflows	26.7 (63.5)	101.6 (297.4)	21.8 (34.7)	15.7 (26.6)	15.6 (26.2)	15.5 (26.1)	8.7 (20.4)	24.3 (163.4)
Derivatives not qualifying for hedge accounting	(20.8)	(19.6)	(3.0)	(3.0)	(2.7)	(1.1)	(1.1)	(8.7)
Inflows Outflows	2.5 (23.3)	6.1 (25.7)	1.2 (4.2)	1.2 (4.2)	1.0 (3.7)	0.3 (1.4)	0.3 (1.4)	2.1 (10.8)
Foreign currency derivatives excluding net investment hedges	(47.6)	45.9	29.1	8.5	2.5	1.9	1.9	2.0
Fair value hedges	1.6	3.2	-	3.2	-	-	-	-
Inflows Outflows	2.6 (1.0)	41.9 (38.7)	- -	41.9 (38.7)	- -	- -	- -	- -
Cash flow hedges	8.3	10.5	1.5	1.6	1.7	1.8	1.9	2.0
Inflows Outflows	9.6 (1.3)	101.1 (90.6)	17.1 (15.6)	17.1 (15.5)	17.1 (15.4)	17.1 (15.3)	17.1 (15.2)	15.6 (13.6)
Derivatives not qualifying for hedge accounting	(57.5)	32.2	27.6	3.7	0.8	0.1	-	-
Inflows Outflows	16.5 (74.1)	4,055.4 (4,023.2)	3,837.1 (3,809.5)	160.9 (157.2)	44.9 (44.1)	12.0 (11.9)	0.5 (0.5)	- -
Foreign currency derivatives hedging a net investment	(46.0)	(14.0)	(0.6)	2.4	1.0	(0.1)	(0.1)	(16.6)

Veolia Environnement                      Consolidated financial statements 12/31/2010

In order to best reflect the economic reality of transactions, cash flows relating to derivatives recorded in assets and liabilities are presented net. Asset values are indicated as positive amounts and liabilities as negative amounts in the above table.

29.3.2

Net liquid asset positions

Net liquid assets of the Group as of December 31, 2010 break down as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Veolia Environnement:
Undrawn MT syndicated loan facility *	3,654.5	3,694.6	2,890.3
Undrawn MT bilateral credit lines	1,000.0	400.0	575.0
Undrawn ST bilateral credit lines	100.0	575.0	350.0
Letter of credit facility	467.7
Cash and cash equivalents	3,680.8	4,091.2	2,283.6
Subsidiaries:
Cash and cash equivalents	1,726.0	1,523.2	1,566.0
Total liquid assets	10,629.0	10,284.0	7,664.9
Current debts and bank overdrafts and other cash position items
Current debts	2,827.1	2,983.1	3,219.7
Bank overdrafts and other cash position items	387.0	454.9	465.7
Total current debts and bank overdrafts and other cash position items	3,214.1	3,438.0	3,685.4
Total liquid assets net of current debts and bank overdrafts and other cash position items	7,414.9	6,846.0	3,979.5
* maturing April 20, 2012.

As of December 31, 2010, Veolia Environnement has total liquid assets of €10.6 billion, including cash and cash equivalents of €5.4 billion.

As of December 31, 2010, cash equivalents are primarily held by Veolia Environnement SA in the amount of €3,657.9 million including non-dynamic monetary UCITS of €2,836.1 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €249.0 million, monetary notes of €175.3 million and term deposits of €397.5 million.

Undrawn credit lines amount €1,100 million as of December 31,2010.

During 2010:

•

three new credit lines were negotiated in the amount of €350 million;

•

three credit lines were renewed for identical amounts but with different maturities for a total of €350 million;

•

two credit lines of respectively €125 million maturing December 20, 2010 and €100 million maturing December 29, 2010 were not renewed.

The “letter of credit facility” represents the portion of the U.S$1.25 billion letter of credit facility signed on November 22, 2010 that may be drawn in cash. It is capped at 50% of the amount of the facility, i.e. U.S$625 million. As of December 31, 2010, the facility is drawn U.S$545.5 million in the form of letters of credit. The portion that may be drawn in cash is U.S$625 million (€467.7 million euro equivalent) and is recorded in the liquidity table.

Veolia Environnement may draw on the multi-currency syndicated loan facility and all credit lines at any time.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Maturity of undrawn credit lines as of December 31, 2010 are as follows:

	As of December 31, 2010	Maturity
(€ million)	Total	2011	2012	2013	2014	2015
Undrawn syndicated loan facility	3,654.5	-	3,654.5	-	-	-
Undrawn credit Lines	1,100.0	100.0	300.0	300.0	-	400.0
Letter of credit facility	467.7	-	-	-	-	467.7
Total	5,222.2	100.0	3,954.5	300.0	-	867.7

29.3.3

Information on early debt repayment clauses

Veolia Environnement SA debt:

Bank financing:

The legal documentation for syndicated loans (particularly the syndicated loan of €4 billion) and bilateral credit lines contracted by Veolia Environnement SA does not contain any financial covenants, i.e. obligations to comply with a debt coverage ratio or interest ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Bond financing:

The private placement performed in the United States in 2003 (outstanding of €324.9 million as of December 31, 2010) is the only source of bond financing that contains financial covenants (debt coverage ratio < 5.3 and interest coverage ratio > 3.2). These covenants were complied with as of December 31, 2010.

The legal documentation for the notes issued by the Company under its EMTN program (outstanding of €11.4 billion as of December 31, 2010) does not contain any financial covenants.

Subsidiary debt:

The project financing borne by specific companies or the financing granted by multilateral development banks to the Group’s subsidiaries may contain financial covenants.

As of December 31, 2010, the financing agreements containing such covenants and with outstanding amounting to more than €100 million (Group share) were as follows:

Financing (€ million)	Outstandings as of December 31, 2010	Type of covenant
Shenzhen (Water Division – China)	110.7	Minimum reserve account
Redal (Water Division - Morocco)	100.3	Working capital, equity/share capital, DSCR (*) and minimum reserve account
(*) DSCR (Debt service coverage ratio): available cash flow to finance the cost of debt. Generally, DSCR = EBITDA / (interest + amortization)

As of December 31, 2010, the Group complied with all the covenants contained in the documentation of significant financing agreements.

The project debt for the Aquiris project (Brussels wastewater treatment plant) was refinanced in full (€169 million) using the Group treasury note program on May 17, 2010.

Financing for one project (€74 million as of December 31, 2010) did not comply with a covenant as of December 31, 2009. This was no longer the case as of December 31, 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

Group customer credit risk analysis may be broken down into the following four categories (Public customers - Delegating authority, Private customers - Individuals, Public customers - Other and Private customers - Companies):

		As of December 31, 2010			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Public customers - Delegating authority	Private customers - Individuals	Public customers - Other	Private customers - Companies
Non-current and current operating financial assets	10	5,690.6	(62.0)	5,628.6	4,697.4	-	239.4	691.8
Trade receivables	13	9,855.6	(600.4)	9,255.2	2,015.7	2,196.6	1,922.2	3,120.7
Other current operating receivables	13	1,187.5	(77.9)	1,109.6	244.7	180.8	130.3	553.8
Other non-current financial assets in loans and receivables	11	787.0	(72.3)	714.7	53.0	8.1	19.0	634.6(1)
Current financial assets in loans and receivables	11	134.8	(31.6)	103.2	26.4	4.5	3.2	69.1
Loans and receivables		17,655.5	(844.2)	16,811.3	7,037.2	2,390.0	2,314.1	5,070.0
Other non-current financial assets	11	81.0	(22.6)	58.4	10.2	7.2	20.1	20.9
Other current financial assets	11	29.3	(0.2)	29.1	1.8	2.4	7.8	17.1
Total		17,765.8	(867.0)	16,898.8	7,049.2	2,399.6	2,342.0	5,108.0
(1) Of which Dalkia International and its subsidiaries in the amount of €373.7 million as of December 31, 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

The analysis of Group customer credit risk as of December 31, 2009 is as follows:

	Note	As of December 31, 2009			Breakdown by customer type
(€ million)		Gross carrying amount	Provisions	Net carrying amount	Public customers - Delegating authority	Private customers - Individuals	Public customers - Other	Private customers - Companies
Non-current and current operating financial assets	10	5,705.0	(53.2)	5,651.8	4,647.3	-	185.6	818.9
Trade receivables	13	9,641.6	(560.3)	9,081.3	2,202.8	1,685.8	1,672.9	3,519.8
Other current operating receivables	13	1,178.0	(76.8)	1,101.2	183.3	318.6	88.3	511.0
Other non-current financial assets in loans and receivables	11	774.8	(73.5)	701.3	59.0	4.1	19.3	618.9(1)
Current financial assets in loans and receivables	11	195.8	(31.9)	163.9	27.9	5.1	3.8	127.1
Loans and receivables		17,495.2	(795.7)	16,699.5	7,120.3	2,013.6	1,969.9	5,595.7
Other non-current financial assets	11	72.8	(20.2)	52.6	3.1	7.1	18.2	24.2
Other current financial assets	11	57.9	(4.1)	53.8	1.9	4.1	0.3	47.5
Total		17,625.9	(820.0)	16,805.9	7,125.3	2,024.8	1,988.4	5,667.4
(1) Of which Dalkia International and its subsidiaries in the amount of €390.8 million as of December 31, 2009.

Given the nature of the Group’s activities and its customers, and notably the ongoing nature of its activities, the Group considers that credit risk is unlikely to have a material impact.

Assets past due and not impaired break down as follows:

		As of December 31, 2010				Assets past due but not impaired
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Assets not yet due	0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,690.6	(62.0)	5,628.6	5,596.8	21.4	4.4	6.0
Trade receivables	13	9,855.6	(600.4)	9,255.2	6,959.3	1,555.2	287.3	453.4
Other current operating receivables	13	1,187.5	(77.9)	1,109.6	867.0	81.1	80.8	80.7
Other non-current financial assets in loans and receivables	11	787.0	(72.3)	714.7	714.7	-	-	-
Current financial assets in loans and receivables	11	134.8	(31.6)	103.2	77.7	14.3	6.9	4.3
Loans and receivables		17,655.5	(844.2)	16,811.3	14,215.5	1,672.0	379.4	544.4
Other non-current financial assets	11	81.0	(22.6)	58.4	58.4	-	-	-
Other current financial assets	11	29.3	(0.2)	29.1	15.8	-	1.8	11.5

Veolia Environnement                      Consolidated financial statements 12/31/2010

Assets past due over 6 months and not impaired (€937 million) mainly consist of trade receivables. They are down 5.1% compared to fiscal year 2009.

Payment delays in excess of 6 months are mainly concentrated in three countries where settlement periods are exceptionally long:

•

In Italy, net “trade receivables” accounts for all Group subsidiaries total €277 million as of December 31, 2010, compared to €247 million as of December 31, 2009, for receivables past due over 6 months. This period is due to settlement practices in this country. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities and state bodies for which the recovery period is long;

•

In Spain, net “trade receivables” accounts total €53 million as of December 31, 2010, compared to €44 million as of December 31, 2009, for receivables past due over 6 months. These receivables concern the Energy Services and Transportation Divisions;

•

In Morocco, net “trade receivables” accounts total €33 million as of December 31, 2010, compared to €40 million as of December 31, 2009, for receivables past due over 6 months.

Finally, in France, net trade receivables past due over 6 months total €228 million at the end of 2010 (€196.7 million at the end of 2009), representing 5% of customer outstandings (including €131 million past due over one year). The majority of this balance concerns amounts invoiced on behalf of local authorities and public bodies, receivables on local authorities and public bodies and VAT.

Financial assets maturity schedule as of December 31, 2009:

		As of December 31, 2009				Assets past due but not impaired
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Assets not yet due	0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,705.0	(53.2)	5,651.8	5,623.7	13.7	7.4	7.0
Trade receivables	13	9,941.6	(560.3)	9,081.3	6,765.4	1,631.7	267.3	416.9
Other current operating receivables	13	1,178.0	(76.8)	1,101.2	747.2	87.3	171.3	95.4
Other non-current financial assets in loans and receivables	11	774.8	(73.5)	701.3	701.3	-	-	-
Current financial assets in loans and receivables	11	195.8	(31.9)	163.9	136.4	10.8	5.6	11.1
Loans and receivables		17,495.2	(795.7)	16,699.5	13,974.0	1,743.5	451.6	530.4
Other non-current financial assets	11	72.8	(20.2)	52.6	52.6	-	-	-
Other current financial assets	11	57.9	(4.1)	53.8	48.2	-	1.9	3.7

Veolia Environnement                      Consolidated financial statements 12/31/2010

Financial assets maturity schedule as of December 31, 2008:

		As of December 31, 2008				Assets past due but not impaired
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Assets not yet due	0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,763.8	(12.6)	5,751.2	5,738.4	7.2	5.6	-
Trade receivables	13	10,253.0	(550.9)	9,702 .1	6,649.7	2,258.2	387.4	406.8
Other current operating receivables	13	1,314.1	(59.6)	1,254.5	819.5	162.5	162.1	110.4
Other non-current financial assets in loans and receivables	11	803.0	(63.4)	739.6	739.6	-	-	-
Current financial assets in loans and receivables	11	283.3	(27.9)	255.4	188.6	45.2	12.3	9.3
Loans and receivables		18,417.2	(714.4)	17,702.8	14,135.8	2,473.1	567.4	526.5
Other non-current financial assets	11	91.5	(13.8)	77.7	77.7	-	-	-
Other current financial assets	11	70.2	(4.2)	66 .0	17.7	30.5	3.9	13.9

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

As of December 31, 2010, Veolia Environnement SA’s total outstandings exposed to credit risk amounted to €3,657.9 million with regard to investments and €453.6 million with regard to derivative instruments (sum of the fair values of assets and liabilities). These counterparties are investment grade for 100% of the total exposure.

Veolia Environnement SA cash surpluses (€3.66 billion as of December 31, 2010) are managed with a profitability objective close to that of the money market, avoiding exposure to capital risk and maintaining a low level of volatility.

Veolia Environnement                      Consolidated financial statements 12/31/2010

They were injected into the following types of investment:

•

non-dynamic monetary UCITS (with the AMF Euro Monetary classification) for €2,836 million;

•

term deposits with a maturity of less than three months with leading French banks with a short- rating from Moody’s, Standard & Poor’s or Fitch of A1+/P1/F1, for €397 million;

•

negotiable debt securities with a maturity of less than three months issued by CAC40 or Eurostoxx 50 companies for €249 million;

•

monetary notes issued by leading French banks with a short-term rating from Moody’s, Standard & Poor’s or Fitch of A1+/P1/F1, for €175 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

30

EMPLOYEE BENEFIT OBLIGATION

SHARE BASED COMPENSATION

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management.

Outstanding option plans at the end of 2010 were as follows:

	N°8	N°7	N°6	N°5	N°4	N°3
	2010	2007	2006	2004	2003	2002
Grant date	09/28/2010	07/17/2007	03/28/2006	12/24/2004	03/24/2003	01/28/2002
Number of options granted	2,462,800	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000
Number of options not exercised	2,462,800	592,900*	3,448,416	3,064,287	1,544,240	0
Plan term	8 years	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service plus performance conditions	4 years service plus performance conditions	4 years service	3 years service plus performance conditions for certain plans	3 years service	3 years service
Vesting method	After 4 years	After 4 years	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years
Strike price (in euros)	22.50	57.05	44.03**	24.32**	22.14**	36.65**
* Given the performance criteria, the number of options effectively exercisable was reduced by 1,742,650 in 2008.

** Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2008). The initial strike prices for plans no.3, no.4, no.5 and no.6 were €37.53 €22.50, €24.72 and €44.75, respectively.

Veolia Environnement                      Consolidated financial statements 12/31/2010

2010

In 2010, the Group granted 2,462,800 share options to members of the Executive Committee (excluding the Chief Executive Officer) and three employee groups. The first group comprises Veolia Environnement Group key management, excluding members of the Executive Committee. The second group comprises other Group management members and the third one includes high-performing executive and non-executive employees. The estimated fair value of each option granted in 2010 is €1.86. This value was calculated using the Black and Scholes model, based on the following underlying assumptions: share price of €19.72, volatility of 26.6% based on share prices over a 6-year period in line with the estimated maturity of the plan, expected annual yield dividend of 6.14%, risk-free interest rate of 1.97% and estimated exercise maturity of six years.

2008 and 2009

The Group did not grant any share options in 2008 or 2009.

2007

In 2007, the Group granted 2,490,400 share options to two employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007 was €13.91. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate 4.59% and estimated exercise maturity of six years.

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

Finally, in 2007 the Group granted 205,200 stock appreciation rights (SAR) on ordinary shares to three employee groups: firstly, Veolia Environnement Group management, secondly senior managers of Veolia Environnement Group companies and thirdly employees recognized for their excellent performance in 2006. Rights vest after four years subject to performance conditions. As of December 31, 2010, the estimated fair value of each option granted in 2007 is €0.03. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €21.86, historical volatility of 32.38%, expected dividend yield of 5.48%, risk-free interest rate of 1.12%, estimated exercise maturity of two years, subscription price of €57.20.

The performance condition determining the number of options granted under the three 2007 plans (share options, free shares and SAR) was the increase in net earnings per share between December 31, 2006 and December 31, 2008. This was taken into account in the calculation of the number of options vested and the compensation expense.

2006

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was €10.01. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate of 3.69% and estimated exercise maturity of 6 years.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Information on share purchase and subscription options granted since 2001 is presented below, with a breakdown of movements in 2007, 2008 and 2009 (share option plans excluding SAR plans and free share plans):

	Number of shares outstanding	Weighted average strike price (in euros)
As of December 31, 2006	16,800,258	33.67
Granted	2,490,400	57.05
Adjustment for share capital increase of July 10, 2007	228,525	33.79
Exercised	(4,046,076)	30.20
Cancelled	(51,934)	49.70
Expired	-
As of December 31, 2007	15,421,173	37.71
Granted	-	-
Exercised	(886,095)	28.36
Cancelled	(242,056)	46.78
Expired	(1,804,495)*	56.17
As of December 31, 2008	12,488,527	35.53
Granted	-	-
Exercised	(31,011)	25.06
Cancelled	(148,418)	46.05
Expired	(1,382,525)	40.59
As of December 31, 2009	10,926,573	34.78
Granted	2,462,800	22.50
Exercised	(71,113)	29.46
Cancelled	(310,576)	45.43
Expired	(1,895,041)	36.65
As of December 31, 2010	11,112,643	31.48
* including 1,742,650 shares due to failure to meet performance conditions.

The average share price at the time of option exercise in 2010 was €23.89.

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2010 are as follows:

Strike price	Number of options outstanding	Weighted average strike price (in euros)	Average residual term (in years)	Number of options vested
20-25	7,071,327	23.21	3.61	4,068,527
35-40
40-45	3,448,416	44.03	3.24	3,448,416
55-60	592,900	57.05	4.54	0
	11,112,643	31.48	3.54	8,056,943

As of December 31, 2010, 8,056,943 options can be exercised.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Employees' savings plans

Veolia Environnement has set-up standard and leveraged savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

Veolia Environnement did not introduce any new employee savings plans in 2008.

Shares subscribed by Veolia Environnement employees in 2010 and 2009:

	2010	2009
Number of shares	855,335	624,387
Subscription price	€17.74	€21.28
Amount subscribed (€ million)	15.2	13.3

In 2010, a compensation expense of €8.2 million was recorded in accordance with IFRS 2 on share-based payments. This compensation includes a discount for non-transferability applied to the standard plan of €1.2 million.

In 2009, in the absence of a discount for plan subscribers, the expense recognized for the savings plan totaled €5.1 million and corresponds to the contribution valued as of July 3, the transaction closing date, less a non-transferability discount for the standard plan of €915,000.

Veolia Group applies the recommendations of the CNC (communiqué of December 21, 2004 on Company Savings Plans and supplementary notice of February 2, 2007). The discount for non-transferability was determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares, financed by a loan.

The following assumptions were adopted in 2010 and 2009:

	2010	2009
Risk-free interest rate	1.81%	2.76%
Interest rate for calculating the carrying cost	5.74%	6.90%
Notional cost of non-transferability of shares (as a percentage of the spot rate of the shares at the grant date)	17%	17.9%

Veolia Environnement                      Consolidated financial statements 12/31/2010

PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

a-Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In certain subsidiaries, supplementary defined contribution plans were set up. Expenses incurred by the Group under these plans total €98 million for 2010 and €91 million for 2009.

Certain Group companies have established defined benefit pension plans and/or offer other post-employment benefits (mainly retirement termination payments). The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2010 of €1,130 million (and plan assets of €976 million) and in France with a pension obligation as of December 31, 2010 of €501 million (and plan assets of €123 million).

In the United Kingdom pension obligations relate to several plans, mainly to final salary defined-benefit plans that are funded through an independent pension fund. Most of these plans are closed to new entrants. The duration of these plans is 19 years.

In France, approximately 80% of the liabilities relate to retirement indemnities (legally required payments) paid in a lump sum. These indemnities represent few or several months of pay based on Group seniority and are legally required by the applicable collective-bargaining agreement to be paid at the time the employee retires.

The duration of these plans is approximately 10 years. A portion of these liabilities is financed through insurers’ funds.

During the year, pension reforms were adopted in France. The main measures concern increases in the normal retirement age and the early retirement age without reduction factors. The impact of these reforms was recognized in actuarial gains and losses.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 11,000 employees. The corresponding expense recorded in the consolidated income statement is equal to annual contributions and totals approximately €29 million in 2010 and 2009. Multi-employer plans in Sweden and the Netherlands are funded by capitalization; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b - Obligations in respect of defined benefit pension plans and other post-employment benefits

The following tables present obligations in respect of defined benefit pension plans and other post-employment benefits.

NB: these tables exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

Veolia Environnement                      Consolidated financial statements 12/31/2010

b-1 Change in the defined benefit obligations (DBO)

	As of December 31,
(€ million)	Pension plans and other post- employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in the defined-benefit obligation	2010	2009	2008	2010	2009	2008
Defined benefit obligation at beginning of year	1,770.1	1,522.0	1,733.4	41.5	41.7	41.0
Current service cost	57.1	51.3	53.4	1.5	0.6	1.4
Interest cost	92.9	89.4	88.7	2.3	2.4	2.2
Plan participants’ contributions	5.4	5.7	7.1	-	-	-
Benefit obligation assumed on acquisition of subsidiaries (*)	64.7	5.1	7.3	-	-	-
Benefit obligation transferred on divestiture of subsidiaries	(14.5)	(14.3)	(20.4)	(1.8)	-	-
Curtailments	(3.6)	(9.3)	(5.0)	-	-	-
Liquidations	(10.3)	(1.1)	(23.2)	-	(2.6)	-
Actuarial losses (gains)	106.2	142.6	(75.2)	3.8	1.3	(3.7)
Benefits paid	(86.6)	(78.8)	(79.2)	(3.3)	(2.8)	(3.1)
Plan amendments	10.6	3.3	43.0	3.8	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	70.7	54.2	(207.9)	5.4	0.9	3.9
(a) Defined benefit obligation at end of year	2,062.7	1,770.1	1,522.0	53.2	41.5	41.7
(*) Primarily concerns obligations assumed by the Group following the Phoenix contract win in the United States in the amount of €56.8 million.

Other changes in the defined benefit obligation for pension plans and other post-employment benefits (excluding health insurance coverage of retirees) primarily concern the impact of foreign exchange translation (€67 million in 2010, €60 million in 2009 and -€239 million in 2008).

b-2 Change in plan assets

	As of December 31,
(€ million)	Pension plans and other post- employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in plan assets	2010	2009	2008	2010	2009	2008
Fair value of plan assets at beginning of year	1,101.9	901.1	1,242.7	-	-	-
Expected return on plan assets	67.4	58.6	72.8	-	-	-
Actuarial gains (losses)	35.6	79.2	(219.6)	-	-	-
Group contributions (**)	58.4	63.4	45.2	-	-	-
Plan participants’ contributions	5.4	5.7	7.1	-	-	-
Plan assets acquired on acquisition of subsidiaries (*)	38.5	4.1	1.8	-	-	-
Plan assets transferred on divestiture of subsidiaries	(6.7)	(2.4)	(1.6)	-	-	-
Liquidations	(8.4)	(0.9)	(12.2)	-	-	-
Benefits paid	(52.8)	(50.5)	(49.0)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	51.0	43.6	(185.9)	-	-	-
(b) Fair value of plan assets at end of year	1,290.3	1,101.9	901.1	-	-	-
(*) Primarily concerns plan assets acquired by the Group following the Phoenix contract win in the United States in the amount of €38.4 million.
(**) Group contributions in 2009 include exceptional contributions of €7 million in the United Kingdom.

Other changes in plan assets primarily concern the impact of foreign exchange translation (€48 million in 2010, €51 million in 2009 and -€211 million in 2008).

Veolia Environnement                      Consolidated financial statements 12/31/2010

The Group plans to make contributions of €44 million to defined benefit plans in 2011.

Group pension plan assets were invested as follows as of December 31, 2010, 2009 and 2008:

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Shares	47%	46%	46%
Bonds and debt instruments	45%	41%	40%
Insurance risk-free funds	5%	13%	12%
Liquid assets	2%	0%	0%
Other	1%	0%	2%

Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and expected long-term rates of return are based on long-term market performance statistics.

The actual return on plan assets (expected return on plan assets + actuarial gains/losses) was €103.0 million at the end of 2010, compared to €137.8 million at the end of December 2009 and -€146.8 million at the end of December 2008.

The expected return on plan assets in 2011 is €75 million.

b-3 Change in funding status and the provision

	As of December 31,
	Pension plans and other post- employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2010	2009	2008	2010	2009	2008
Funding status = (b) – (a)	(772.4)	(668.2)	(620.9)	(53.2)	(41.5)	(41.7)
Unrecognized past service cost	93.3	88.4	96.6	2.9	0.6	-
Other	-	-	(2.1)	-	-	-
Net obligation	(679.1)	(579.8)	(526.4)	(50.3)	(40.8)	(41.7)
Provisions	(686.2)	(594.2)	(539.8)	(50.3)	(40.8)	(41 .7)
Prepaid benefits	7.1	14.4	13.6	-	-	-
Provisions for post-employment benefits total €736.5 million, compared to €635.0 million in 2009. In 2010, this amount notably includes provisions of €15.1 million reclassified in the consolidated statement of financial position in Liabilities directly associated with assets held for sale (i.e. an amount of €722.5 million recorded in the consolidated statement of financial position).

The defined benefit obligation (DBO) is €409.9 million for unfunded defined benefit pension plans and other post-employment benefits (excluding health insurance coverage of retirees) and €1,652.8 million for partially or fully funded plans as of December 31, 2010, compared to €347 million and €1,423 million at the end of 2009 and €341 million and €1,181 million at the end of 2008.

Veolia Environnement                      Consolidated financial statements 12/31/2010

b-4 Change in repayment entitlement

(€ million) Change in repayment entitlement	2010	2009	2008
Fair value of repayment entitlement at beginning of year	22.4	22.3	21.5
Expected return on repayment entitlement	0.9	0.9	0.9
Actuarial gains (losses)	1.4	0.9	(1.0)
Repayment entitlement acquired on acquisition of subsidiaries	0.8	-	-
Repayments	(1.4)	(1.9)	(1.6)
Other (incl. new repayment entitlements)	0.1	0.2	2.5
Fair value of repayment entitlement at end of year	24.2	22.4	22.3

The market value of repayment entitlement recorded in assets as of December 31, 2010 is €24.2 million. Repayment entitlement concerns the portion of employee rights to post-employment benefits (including health insurance coverage of retirees) corresponding to periods during which the employee was employed by a previous employer or where the operating contract stipulates that employee entitlement to post-employment benefits is assumed by a third party.

b-5 Impact on the consolidated income statement

The net benefit cost for the period is as follows:

	As of December 31,
	Pension plans and other post- employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2010	2009	2008	2010	2009	2008
Current service cost	57.1	51.3	53.4	1.5	0.6	1.4
Interest cost	92.9	89.4	88.7	2.3	2.4	2.2
Expected return on plan assets	(67.4)	(58.6)	(72.8)	-	-	-
Expected return on repayment entitlement	-	-	-	(0.9)	(0.9)	(0.9)
Past service costs recognized in the year	11.1	10.2	9.4	1.5	0.4	-
Curtailments / liquidations	(3.0)	(9.5)	(16.3)	-	(2.6)	-
Other (1)	(0.9)	(12.3)	(1.2)	-	-	2.2
Net benefit cost (2)	89.8	70.5	61.2	4.4	(0.1)	4.9
(1) In 2009, the “Other” heading primarily includes provision charges and reversals for employee benefit obligations relating to contract wins and losses.
(2) The 2008 cost excludes the Clemessy and Crystal entities, divested in December 2008.

These costs are recorded in full in operating income, except for interest costs and the expected return on plan assets which are recorded in net finance costs.

Veolia Environnement                      Consolidated financial statements 12/31/2010

c - Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented.

Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)

The benefit obligation in respect of pension plans as of December 31, 2010, 2009 and 2008 is based on the following average assumptions:

	As of December 31, 2010	As of December 31, 2010	As of December 31, 2010
Discount rate	4.76%	5.23%	5.83%
Expected rate of salary increase	3.44%	3.66%	3.8%

As of December 31, 2010, the discount rates in the main areas with regard to post-employment commitments are as follows:

As of December 31, 2010
United Kingdom	5.10%
Euro zone	4.60%

Expected returns on plan assets in 2010, 2009 and 2008, as defined at the start of each year to determine the amount recorded in the income statement, are as follows:

	As of December 31, 2010	As of December 31, 2010	As of December 31, 2010
Expected return on plan assets	5.9%	6.5%	6.4%
Average residual active life expectancy (in years)	12.9	13.0	12.0

In the United Kingdom, where the vast majority of plan assets are located, the expected return, as defined at the start of 2010, was 6.2%.

The actual return on plan assets in 2010, 2009 and 2008 was 8.6%, 13.8% and -13.7%, respectively.

Sensitivity of the benefit obligation and the current service cost to rate changes

The Group benefit obligation is especially sensitive to discount and inflation rates. A 1% increase in the discount rate would decrease the benefit obligation by €290 million and the current service cost by €9 million. A 1% decrease in the discount rate would increase the benefit obligation by €347 million and the current service cost by €11 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €281 million and the current service cost by €11 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €243 million and the current service cost by €9 million.

A 1% increase in the expected rate of return assumption would generate additional income of €12.4 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Health insurance coverage of retirees

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Assumed rate of increase in health costs in the coming year	5.6%	4.9%	5.1%
Target rate of increase in costs	3.9%	3.5%	3.6%
Year long-term rate is expected to stabilize	2020	2019	2020

Assumptions concerning the growth in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in the assumed rate of increase in health costs would increase the post-employment benefit obligation by €10.4 million and, conversely, a 1% decrease would reduce the post-employment benefit obligation by €10.5 million.

Assumptions concerning the rate of increase in health insurance costs have a minimal impact on the current service cost.

Amounts for the current and four prior periods are as follows:

Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)	2010	2009	2008	2007	2006
Benefit obligation at year end	(2,062.7)	(1,770.1)	(1,522.0)	(1,733.4)	(1,836.0)
Fair value of plan assets at year end	1,290.3	1,101.9	901.1	1,242.7	1,220.8
Funding status	(772.4)	(668.2)	(620.9)	(490.7)	(615.2)
Actuarial gains (losses) / experience adjustments on obligations	0.3	(11.7)	8.8	(0.7)	3.4
% of the benefit obligations	(0.02%)	0.66%	(0.58%)	0.04%	(0.19%)
Actuarial gains (losses) / experience adjustments on plan assets	35.6	79.2	(219.6)	(5.6)	21.5

Health insurance coverage of retirees	2010	2009	2008	2007	2006
Benefit obligation at year end	(53.2)	(41.5)	(41.7)	(41.0)	(53.8)
Fair value of plan assets at year end	-	-	-	-	-
Funding status	(53.2)	(41.5)	(41.7)	(41.0)	(53.8)
Actuarial gains (losses) / experience adjustments on obligations	0.7	0.5	1.9	1.9	(0.7)
% of the benefit obligations	(1.25%)	(1.20%)	(4.56%)	(4.63%)	1.30%
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-	-	-

The cumulative amounts of actuarial gains and losses on obligations and plan assets recognized in other comprehensive income and the change in the asset ceiling are as follows:

	2010	2009	2008
Cumulative amounts as of January 1	(247.5)	(185.8)	(48.3)
Change in the period	(73.0)	(61.7)	(137.5)
Cumulative amounts as of December 31	(320.5)	(247.5)	(185.8)

Veolia Environnement                      Consolidated financial statements 12/31/2010

MAIN ACQUISITIONS

31.1

Acquisitions in 2010

Acquisitions in 2010 with related cash flows of more than €100 million are detailed below.

Acquisitions in 2010 with related net cash flows of less than €100 million represent business combination costs of €79 million. These acquisitions contributed €53 million to Group revenue in 2010.

These transactions were recognized in accordance with the revised standard on business combinations (IFRS 3 revised).

Under IFRS 3 revised, the Group has a period of 12 months commencing the acquisition date during which to finalize the accounting recognition of the business combination considered. Asset and liability fair values adopted at the year-end may, therefore, change.

In general, goodwill balances are justified by synergies with existing operations in the Group and future developments.

Acquisition of United Utilities

On November 9, 2010, the Water Division, via its Veolia Voda and Veolia Water Enterprise subsidiaries, acquired certain United Utilities Group businesses for an acquisition price (enterprise value) of €193 million, including:

•

in Central and Eastern Europe, primarily:

•

a 77.1% shareholding, via Veolia Voda, in Sofiyska Voda, which operates water supply and treatment services for the city of Sofia in Bulgaria, serving 1.3 million residents. These companies are fully consolidated,

•

a 33.2% shareholding in Aqua SA, which operates water supply and treatment services for the city of Bielsko Biala and surrounding areas in southern Poland, serving over 300,000 residents. This company is proportionately consolidated,

•

in the United Kingdom, acquisition of a portfolio of outsourcing, industrial engineering and infrastructure contracts. In addition to this portfolio, minority stakes were also acquired in three PFI (Private Finance Initiative) contracts in Scotland (the Tay, Moray and Highland wastewater treatment plants). The investments in the above PFI contracts in the United Kingdom were sold in December for a consideration of €69 million, with the Group retaining a minority stake in the Scottish PFI contracts.

This acquisition forms part of the Group’s organic growth strategy.

It was recognized in accordance with the revised standard on business combinations (IFRS 3 revised).

The appraisal process to recognize the acquired assets and liabilities at fair value is still in progress at year-end and asset and liability fair values may therefore change in 2011.

Veolia Environnement                      Consolidated financial statements 12/31/2010

The provisional fair values of assets and liabilities at the year-end are as follows:

(€ million)	Net carrying amount	Acquisition method	Provisional fair value as of December 31, 2010
ASSETS (+)
Non-current assets
Concession intangible assets	91.3	10.5	101.8
Other intangible assets	2.2	22.8	25.0
Property, plant and equipment	23.4		23.4
Investments in associates	7.3		7.3
Other non-current financial assets	0.2		0.2
Deferred tax assets	12.6		12.6
Current assets
Inventories and work-in-progress	4.3		4.3
Operating receivables	70.1		70.1
Cash and cash equivalents	35.2		35.2
Assets classified as held for sale	6.9		6.9
LIABILITIES (-)
Non-current liabilities
Non-current provisions	(3.1)		(3.1)
Non-current borrowings	(34.9)		(34.9)
Non-current derivative instruments – Liabilities	(4.7)		(4.7)
Deferred tax liabilities	(1.2)	(7.2)	(8.4)
Current liabilities
Operating payables	(101.8)		(101.8)
Current provisions	(9.8)		(9.8)
Current borrowings	(18.2)		(18.2)
Bank overdrafts and other cash position items	(0.2)		(0.2)
Total net assets	79.6	26.1	105.7
Residual goodwill			16.0
Cost of the business combination			121.7
Acquisition price			114.8
Portion attributable to non-controlling interests determined based on their share in identifiable assets and liabilities of the company			6.9
Acquisition cash flows			79.8
Acquisition price			114.8
Cash acquired			35.0

Acquisition costs of -€7.2 million were recorded in operating income.

The businesses purchased from United Utilities Group contributed €12 million to revenue in 2010. Had these businesses been consolidated from January 1, 2010, they would have contributed €197 million to Group revenue in 2010.

Acquisition of New World Resources Energy in the Energy Services Division (Czech Republic)

On June 25, 2010, Dalkia Ceska Republika acquired the entire share capital of:

•

New World Resources Energy (NWR Energy), which distributes electricity and produces heat, hot water and compressed air for Czech coal mines;

•

and two subsidiaries: Czech-Karbon, a Czech electricity trading company and NWR Energetyka PL Spolka, a Polish company that buys and distributes energy in Poland.

At Group level, NWR Energy and its subsidiaries are proportionately consolidated in the amount of 75.81%.

Veolia Environnement                      Consolidated financial statements 12/31/2010

This acquisition forms part of the expansion of the Group’s activities in the energy sector in the Czech Republic.

It was recognized in accordance with the revised standard on business combinations (IFRS 3 revised).

The appraisal process to recognize the acquired assets and liabilities at fair value is still in progress at year-end and asset and liability fair values may therefore change in 2011.

The provisional fair values of assets and liabilities at the year-end are as follows:

(€ million)	Net carrying amount (proportionate share)	Acquisition method (proportionate share)	Provisional fair value as of December 31, 2010 (proportionate share)
ASSETS (+)
Non-current assets
Goodwill	48.2	(48.2)
Other intangible assets	0.4	40.4	40.8
Property, plant and equipment	20.2	2.2	22.4
Non-current operating financial assets		15.0	15.0
Other non-current financial assets		12.3	12.3
Deferred tax assets	0.4	9.3	9.7
Current assets
Operating receivables	29.7	(12.2)	17.5
Cash and cash equivalents	7.9		7.9
LIABILITIES (-)
Non-current liabilities
Non-current provisions		(1.1)	(1.1)
Non-current derivative instruments – Liabilities	(0.1)		(0.1)
Deferred tax liabilities	(11.5)	(8.8)	(20.3)
Current liabilities
Operating liabilities	(23.3)		(23.3)
Net assets acquired	71.9	8.9	80.8
Net asset in proportionate share			80.8
Residual goodwill			24.1
Consideration transferred (Cost of the business combination)			104.9

Acquisition cash flows			97.0
Cash outflow			104.9
Cash acquired			7.9
(1) Net cash flows total €128 million (100%).

Acquisition costs of -€3.3 million were recorded in operating income.

NWR Energy Group contributed €96.9 million to revenue in 2010.

Had the group been consolidated from January 1, 2010, it would have contributed €185.3 million to Group revenue in 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Acquisition of companies formerly held jointly with Suez Environnement in the Water Division

The transactions to redistribute the joint holdings in subsidiaries were completed on March 22, 2010 and resulted in:

•

the sale of several entities by Veolia Eau;

•

the acquisition of additional interests in Société des Eaux de Marseille and its subsidiaries and Société des Eaux d’Arles. Following this transaction, Veolia Eau holds 97.7% of Société des Eaux de Marseille and its subsidiaries and 100% of Société des Eaux d’Arles. These companies are fully consolidated.

This transaction was recognized in accordance with the revised standard on business combinations (IFRS 3 revised). The Group therefore remeasured to fair value the interests previously held in these companies at the date of acquisition of control (€148.6 million). The impact on the consolidated income statement is presented in “Capital gains and losses on financial assets” in operating income.

The appraisal process to recognize the acquired assets and liabilities at fair value is still in progress at year-end and asset and liability fair value may therefore change in 2011.

Veolia Environnement                      Consolidated financial statements 12/31/2010

The provisional fair values of assets and liabilities at the year-end are as follows:

(€ million)	Net carrying amount	Acquisition method	Provisional fair value as of December 31, 2010
ASSETS (+)
Non-current assets
Concession intangible assets	21.2	51.4	72.6
Other intangible assets	1.2		1.2
Property, plant and equipment	40.0	19.7	59.7
Investments in associates
Non-consolidated investments	5.6	1.5	7.1
Non-current operating financial assets	5.8		5.8
Other non-current financial assets	1.2		1.2
Deferred tax assets	5.5		5.5
Current assets
Inventories and work-in-progress	1.3		1.3
Operating receivables	146.9		146.9
Current operating financial assets	0.4		0.4
Other current financial assets	5.6		5.6
Cash and cash equivalents	125.2		125.2
LIABILITIES (-)
Non-current liabilities
Non-current provisions	(6.8)		(6.8)
Non-current borrowings	(0.3)		(0.3)
Deferred tax liabilities	(23.3)	(22.1)	(45.4)
Current liabilities
Operating payables	(154.9)		(154.9)
Current provisions	(19.1)	(0.3)	(19.4)
Current borrowings	(21.9)		(21.9)
Bank overdrafts and other cash position items	(3.4)		(3.4)
Total net assets	130.2	50.2	180.4
Residual goodwill			120.9
Cost of the business combination			301.3
Acquisition price			148.6
Portion attributable to non-controlling interests determined based on their share in identifiable assets and liabilities of the company			4.1
Revalued investment previously held			148.6
Acquisition cash flows			90.3
Acquisition price			148.6
Cash acquired			58.3

These transactions to redistribute shareholdings in companies formerly held jointly with Suez Environnement did not have a material impact on Group revenue.

31.2

Acquisitions in 2009

Acquisitions in 2009 with related net cash flows of less than €100 million represent business combination costs of €195 million. These acquisitions contributed €110 million to Group revenue in 2009.

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONSTRUCTION CONTRACTS

As described in Note 1.22, Veolia Group recognizes its construction contracts under the percentage of completion method. At each period-end, a statement per contract compares the amount of costs incurred, plus profits (including any provisions for losses to completion) with intermediary billings: “Construction contracts in progress / Assets” is therefore a contract for which the costs incurred and profits recognized exceed amounts billed.

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Construction contracts in progress / Assets (A)	500.0	358.7	495.6
Construction contracts in progress / Liabilities (B)	238.1	292.4	332.2
Construction contracts in progress / net (A) – (B)	261.9	66.3	163.4
Costs incurred plus income and losses recognized to date (C)	5,757.4	5,413.7	4,404.8
Amounts billed (D)	5,495.5	5,347.4	4,241.4
Construction contracts in progress / net (C) – (D)	261.9	66.3	163.4
Customer advances	55.0	36.8	355.8

Veolia Environnement                      Consolidated financial statements 12/31/2010

OPERATING LEASES

The Group enters into operating leases (mainly for transportation equipment and buildings).

Future minimum lease payments under operating leases amount to €3,108.1 million as of December 31,2010, compared to €2,753.7 million as of December 31, 2009 and €2,530.4 million as of December 31, 2008.

As of December 31, 2010, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2011	690.5
2012 & 2013	955.6
2014 & 2015	627.1
2016 and thereafter	834.9
Total future minimum lease payments	3,108.1

Lease payments for the period

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Minimum lease payments expensed in the year	732.7	630.9	609.7
Contingent rent expensed in the year	18.7	18.7	13.6
Total lease payments for the year	751.4	649.6	623.3

Sub-lease revenue is not material.

Assets leased under operating leases

The value of assets concerned by operating leases within the Group is not material.

Veolia Environnement                      Consolidated financial statements 12/31/2010

PROPORTIONATELY CONSOLIDATED COMPANIES

Summarized financial information in respect of proportionately consolidated companies is set out below (Group share):

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Non-current assets	8,421.2	8,188.4	7,682.7
Current assets	4,021.6	3,984.1	3,670.8
Total assets	12,442.8	12,172.5	11,353.5
Equity attributable to owners of the Company	3,256.5	3,128.1	2,910.7
Equity attributable to non-controlling interests	1,065.3	915.1	801.6
Non-current liabilities	3,295.2	3,295.8	3,016.6
Current liabilities	4,825.8	4,833.4	4,624.6
Total equity and liabilities	12,442.8	12,172.4	11,353.5

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Income Statement data
Revenue	5,767.6	5,520.3	5,481.1
Operating income	710.7	636.8	612.6
Net income for the year	311.6	326.5	261.2
Financing data
Operating cash flows	671.1	819.8	712.3
Investing cash flows	(193.0)	(644.9)	(621.7)
Financing cash flows	(213.5)	(316.1)	(533.2)

The most material proportionately consolidated entities are as follows:

•

BWB (Berlin water services company) in the Water Division in Germany is 50% consolidated and contributed revenue of €599 million, operating income of €199 million, net assets of €2,674 million and net financial debt of €1,480 million;

•

Dalkia International is 75.81% consolidated and contributed revenue of €2,763 million, operating income of €269 million and net assets of €2,480 million;

•

The Proactiva Group in South America is 50% consolidated and contributed revenue of €210 million, operating income of €24 million and net assets of €148 million;

•

The Shenzhen and Tianjin Shibei contracts in the Water Division in China are 25% and 49% consolidated respectively and contributed of €147 million and €64 million respectively to revenue and €341 million and €222 million respectively to net assets;

•

In North Africa and the Middle East, Azalyia and its subsidiaries, consolidated 51%, contributed revenue of €298 million, operating income of €21 million, net assets of €456 million and net financial debt of €333 million.

Veolia Environnement                      Consolidated financial statements 12/31/2010

TAX AUDIT

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

In France, the tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities. The tax audits concerning the major Group companies in France, including Veolia Propreté SA and Veolia Environnement SA, were closed in 2010. To date, none of these reviews have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks and the booking of provisions in accordance with IAS 37. Other audits are still ongoing (Veolia Eau-Compagnie Générale des Eaux, Compagnie des Eaux et de l’Ozone, Dalkia France, Sade). These companies received notifications interrupting statut of limitation which did not indicate risks greater than those already provided in the Group accounts.

In Italy, in the Energy Services Division, Siram received a revised tax assessment in respect of fiscal year 2005. In addition, discussions continued with the Italian tax authorities regarding the revised tax assessment notified in 2009 in respect of fiscal year 2004. The liabilities arising from these tax audits have been anticipated and provided for in accordance with IAS 37.

In Morocco, Amendis closed its tax audit by signing an agreement with the Moroccan tax authorities on December 1, 2010.

On March 10, 2010, Veolia Environnement through its subsidiary Venao received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter (Worthless Stock Deduction), in the amount of US$4.5 billion (tax base). They also relate to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. These NOPA’s were received following the request by the Group of a pre filing agreement from the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water Division activities (“Worthless Stock Deduction”).

During 2010, the Group has continued the discussion of these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of December 31, 2010, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for U.S. $4.5 billion (tax base) as well as other issues for an estimated aggregate amount of U.S. $0.7 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes. Based on information available to the Company, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and had recorded a deferred tax asset relating to these tax losses (see note 12).

Veolia Environnement                      Consolidated financial statements 12/31/2010

OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL

Commitments given

Off-balance sheet commitments given break down as follows:

				Maturity
(€ million)	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	6,966.9	7,321.0	8,259.5	2,774.6	3,285.8	2,199.1
Operational guarantees including performance bonds	6,624.9	6,950.9	7,894.9	2,597.6	3,194.2	2,103.1
Purchase commitments	219.2	162.1	110.2	74.4	22.9	12.9
Other commitments given	122.8	208.0	254.4	102.6	68.7	83.1
Commitments relating to the consolidated scope	681.2	861.1	772.0	342.8	201.6	227.6
Vendor warranties	392.7	591.6	575.4	188.7	162.4	224.3
Purchase commitment	257.2	263.0	192.9	151.0	39.2	2.7
Sale commitment	31.3	6.5	3.7	3.1	-	0.6
Financing commitments	1,064.8	945.1	904.1	441.1	267.1	195.9
Letters of credit	706.7	604.5	486.4	240.5	119.3	126.6
Debt guarantees	358.1	340.6	417.7	200.6	147.8	69.3
Total commitments given	8,712.9	9,127.2	9,935.6	3,558.5	3,754.5	2,622.6

Commitments given relating to operating activities

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

The major commitments notably include:

Commitments related to site rehabilitation:

Pursuant to environmental texts and legislation concerning the operation of waste storage facilities, the Group is obliged to provide financial guarantees to local authorities/government agencies. These guarantees notably encompass the rehabilitation and supervision of the site during 30 years or more, depending on national legislation (currently 60 years in the United Kingdom), following its operation.

In this context, performance bonds and letters of credit are issued to local authorities and other public bodies.

Depending on the contract, these guarantees cover the costs necessary for the rehabilitation of all or part of the site and the supervision of the site during 30 years.

These guarantees are quantified in accordance with legal or contractually-defined procedures. These guarantees, which are given in their total amount from the start of operations, expire at the end of the commitment (termination of rehabilitation work and site supervision).

Therefore, the amount of our commitment for the rehabilitation and supervision of waste storage facilities is in general different from the amount of the provision recorded in the Group accounts (see Note 1.13).

Veolia Environnement                      Consolidated financial statements 12/31/2010

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

Commitments related to engineering and construction activities:

Total commitments given in respect of construction activities in the Water Division (Veolia Water Solutions & Technologies) amount to €3,024.6 million as of December 31, 2010, compared to €2,823.6 million as of December 31, 2009 and €2,969.8 million as of December 31, 2008.

Total commitments received (see below) in respect of these same activities amount to €740.3 million as of December 31, 2010, compared to €757.2 million as of December 31, 2009 and €856.9 million as of December 31, 2008.

Commitments given and received in respect of the five principal contracts account for approximately 69% of total commitments.

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

Expenditure relating to the construction, maintenance and restoration of concession assets is reviewed with respect to IFRIC 12 and detailed in Note 1.20.

Firm commodity purchase commitments

As part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to set-up derivatives to fix the cost of commodity supplies where the contracts do not offer appropriate protection (see Note 29.1.3) or contract forward purchases or sales of commodities.

Firm commodity purchase commitments mainly concern:

•

gas in the Energy Services Division (mainly in France) and in the Water Division (commitments mature in less than five years);

•

electricity in the Water Division (purchase commitments mature in less than 3 years due to poor liquidity in the electricity market);

•

With regard to both gas and electricity, the number of contracts signed enables the Group to significantly reduce political and counterparty risk;

•

coal, biomass in the Energy Services Division in Central European countries;

•

forward purchases of fuel are primarily contracted by the Transportation Division (SNCM).

Veolia Environnement                      Consolidated financial statements 12/31/2010

Commitments given relating to the consolidated scope

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €266.0 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2010, these commitments mainly concerned the Environmental Services Division (€52 million) and the Water Division (€93.4 million).

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

Financing commitments given

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

Commitments given break down by Division as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Water	6,541.1	6,036.4	5,891.8
Environmental Services	797.0	831.1	901.7
Energy Services	838.2	700.3	538.1
Transportation	405.2	533.2	415.8
Proactiva	51.7	45.2	50.6
Holding companies	1,241.2	942.0	891.3
Other	61.2	39.0	23.6
Total	9,935.6	9,127.2	8,712.9

Commitments on lease contracts entered into by the Group are analyzed in Notes 17 and 33.

Collateral guaranteeing borrowings

As of December 31, 2010, the Group has given €519 million of collateral guarantees in support of borrowings. The breakdown by type of asset is as follows (€ million):

Type of pledge / mortgage (€ million)	Amount pledged (a)	Total consolidated statement of financial position amount (b)	Corresponding % (a) / (b)
Intangible assets	7	1,506	0.5%
Property, plant and equipment	156	9,707	1.6%
Financial assets *	336	-	-
Total non-current assets	499	-	-
Current assets	20	20,417	0.1%
Total assets	519	-	-
* As a majority of financial assets pledged as collateral are shares of consolidated subsidiaries and other financial assets, the ratio is not significant.

Veolia Environnement                      Consolidated financial statements 12/31/2010

The breakdown by maturity is as follows:

				Maturity
(€ million)	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	2	5	7	-	-	7
Property plant and equipment	225	151	156	13	54	89
Mortgage pledge	16	37	44	3	10	31
Other PP&E pledge (1)	209	114	112	10	44	58
Financial assets (2)	588	504	336	14	119	203
Current assets	109	39	20	16	3	1
Pledges on receivables	108	39	20	16	3	1
Pledges on inventories	1	-	-	-	-	-
Total	924	699	519	43	176	300
(1) mainly equipment and traveling systems.
(2) including non-consolidated investments of €194.4 million and other financial assets (primarily operating financial assets) of €141.7 million as of December 31, 2010.

Commitments received

Off-balance sheet commitments received break down as follows:

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Guarantees received	1,861.6	1,756.3	2,082.0
Operational guarantees	1,108.7	1,007.0	961.7
Guarantees relating to the consolidated scope	120.4	223.3	341.2
Financing guarantees	632.5	526.0	779.1

The commitments notably consist of commitments received from our partners in respect of construction contracts.

The change in 2010 was mainly due to the expiry of vendor warranties relating to an acquisition in the Environmental Services Division, partial terminations in the Veolia Water Solutions & Technologies’ Construction business and the cancellation of the guarantee received from the British Treasury for a credit line repaid at the start of the year.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loan facilities in the amount of €5.2 billion (see Note 29.3).

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONTINGENT ASSETS AND LIABILITIES

In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or recognize deferred income in respect of these legal or arbitration proceedings as of December 31, 2010, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Veolia Eau Bruxelles

Since 2008, Aquiris, a 99% subsidiary of the Company, holds a concession pursuant to which it is responsible for operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. An expert’s report on the causes of the disruption was delivered on January 13, 2011. The report concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station. In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the grantor authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the grantor authority. Aquiris is claiming compensation for its loss of business and requesting confirmation that the significant upgrading costs that will be required should be borne by the grantor authority. Aquiris and the SBGE have asked a panel of experts to render a technical opinion concerning these matters. A preliminary report is expected to be delivered in mid-May 2011. Pending the resolution of this dispute, Aquiris must bear additional operating costs. At this point, the Company believes that these disputes will not have a significant impact on its financial position, results of operations or liquidity.

Veolia Propreté Italie

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a subsidiary of Veolia Propreté, filed a claim with the administrative court of the region of Calabria in Italy for the payment of subsidies in an updated amount of €26.9 million, allegedly owed under a concession agreement entered into on October 17, 2000 with the region of Calabria. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. In addition, on May 16, 2008, TEC filed a claim with an Italian arbitration tribunal against the Extraordinary Commissioner of Calabria seeking reimbursement of €62.2 million for various additional operating fees and costs incurred since 2005 and claiming breach of the price indexation provision included in the concession agreement. The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counterclaim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. The arbitration award, which was filed on July 26, 2010 with the Arbitration Chamber of Rome, awards a total amount of €39.8 million to TEC, and fully dismisses the counterclaim of the Extraordinary Commissioner of Calabria as well as his application for termination of the concession agreement. On September 17, 2010, this decision was held to be enforceable by the Civil Court of Rome. The State and the Extraordinary Commissioner of Calabria have filed an appeal of this decision with the Court of Appeals of Rome, and a hearing is scheduled to take place in May 2011.

In addition, VSAT has been accused of manipulating the software that monitors carbon monoxide emissions in its incineration facilities in Falascaia (Tuscany), Vercelli (Piedmont) and Brindisi (Puglia). In all three cases, VSAT filed a “John Doe” complaint in June 2008, August 2008 and February 2009, respectively, which are currently being investigated.

Veolia Environnement                      Consolidated financial statements 12/31/2010

For all of these reasons, in early 2009 Veolia Propreté decided to initiate negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the seller’s guarantee granted by Termomeccanica Ecologia S.p.a. in the agreement pursuant to which VSAT was sold to Veolia Propreté in 2007. In light of the repeated refusal of Termomeccanica Ecologia S.p.a. to compensate VSAT pursuant to its guarantee, on May 19, 2009, Veolia Propreté and Veolia Servizi Ambientali S.p.a., the parent companies of VSAT, filed a request for arbitration with the International Chamber of Commerce (ICC). The arbitration tribunal was formed in August 2009 and has set a schedule calling for a final hearing in the end of December 2011 and an award at the end of April 2012 at the earliest.

Moreover, SIEE, which is the 25% shareholder and former owner of VSAT, filed suit against VSAT’s “Veolia” directors with a view to their removal on grounds of mismanagement and the appointment of an administrator by the court. On February 17, 2010, the Genoa Court of Appeals fully reversed the judgment of the Civil Tribunal of La Spezia, removed the current directors and appointed an ad hoc administrator whose duties were to manage and direct the company for 6 months from the acceptance of his appointment (that is until September 4, 2010), to verify, if need be with the assistance of a technical expert, the discharges from the facilities operated by VSAT in Falascaia, Vercelli and Brindisi, verify the validity of the 2008 balance sheet and lastly to issue a report at the close of this period. The administrator’s appointment was extended until May 31, 2011.

Finally, following an order issued by the Public Prosecutor’s Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating authorization and discharges of polluted wastewater. A temporary solution was submitted to the Province of Lucca by the VSAT subsidiary owning the facility with a view to resumption of operations.

At this point, the Company is not in a position to predict whether the outcome of these actions will have an additional significant impact on its financial position, results of operations or liquidity.

Veolia Transport –Metrolink (USA)

On September 12, 2008, a suburban train operated by Connex Railroad LLC, a Veolia Transport subsidiary, on behalf of the Southern California Regional Rail Authority (SCRRA), collided with a Union Pacific freight train in Chatsworth, California. This accident resulted in 25 fatalities and a significant number of injuries. The National Transportation Safety Board (NTSB), a federal agency, with which Connex Railroad LLC has been cooperating, reached a preliminary conclusion that the two causes of the accident were, first, lack of attention by the engineer, who failed to stop for a red light (a fact that continues to be contested), and, second, the failure of the SCRRA to have installed an automatic train braking system in compliance with prior recommendations of the NTSB. Lawsuits seeking an undetermined amount of total damages have been filed by the heirs of the deceased passengers and by all of the injured passengers, in the courts of the state of California in Los Angeles, against Connex Railroad LLC, its parent company, Veolia Transportation LLC, the SCRRA and the Los Angeles County Metropolitan Transportation Authority (LACMTA). These actions have been consolidated into a single case. At the same time, Connex Railroad LLC and the SCRRA brought before the federal courts in California their disputes concerning their respective contractual liability in connection with the suits filed as a result of this accident. A U.S. federal statute limits the total amount of damages that may be awarded for injuries and property damage arising from a single passenger rail accident to U.S. $200 million.

In July 2010, the SCRRA and Connex Railroad LLC entered into a settlement agreement concerning their respective contractual liabilities in connection with the accident, pursuant to which the parties made demands upon their insurers to create a settlement fund for the victims of the accident and their families up to the $200 million federal damages cap. As a result of this agreement, the proceeding between Connex Railroad LLC and the SCRRA before the federal courts in California was stayed. On August 25, 2010, Connex Railroad LLC , Veolia Transportation, the SCRRA and LACMTA filed a federal interpleader action in federal court to create a settlement fund.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Following respective demands upon insurers, the Interpleader Fund was funded with $200 million and , and a Final Discharge Order was entered by Judge Wu (the relevant judge appointed to hear this matter within the federal court) on January 3, 2011. This discharge order released Connex Railroad LLC, Veolia Transportation, SCRRA from all and any claims arising out of the collision. The 30 day appeal period in respect of this discharge order expired on February 3, 2011 and thus Connex (and related affiliates) has no further liability in respect of this matter. On March 24, 2011, the state court presiding over the consolidated claims of the heirs of the deceased passengers and the injured passengers entered an order dismissing all claims against Connex Railroad LLC, Veolia Transportation and the other defendants in accordance with the judgment and order of the federal court.

Furthermore, the Group is subject to several other litigations in the normal course of its business (see Item 8). At this point, the Company considers that theses disputes should not have a significant impact on its financial position or results.

Veolia Environnement                      Consolidated financial statements 12/31/2010

GREENHOUSE GAS EMISSION RIGHTS

The process governing the grant and valuation of these rights is presented in Note 1.24, Greenhouse gas emission rights.

The position in 2010 is as follows:

Volume (in thousands of metric tons)	As of January 1, 2010	Changes in consolidation scope	Granted	Purchased / sold / cancelled	Used	As of December 31, 2010
Total	3,554	(700)	13,682	(1,748)	(11,725)	3,063

Similarly to 2008 and 2099, the Group entered into new swaps of EUA II and CER in order to benefit from market opportunities.

At the end of 2007 and during 2008, the Group entered into allowance loan transactions (EUA II and CER) effective in 2008 with surrender in 2012. The commission received on allowance loans is recorded on receipt as deferred income and recognized in the Income Statement on a straight-line basis over the loan term.

Changes in consolidation scope mainly concern the sale of Usti Nad Labem installations in the Czech Republic in the Energy Services Division.

Phase II rights granted free of charge for fiscal years 2010-2012 are estimated at €362 million. Future allocations were measured using the spot price as of December 31, 2010.

Veolia Environnement                      Consolidated financial statements 12/31/2010

RELATED PARTY TRANSACTIONS

The purpose of this note is to present related-party transactions.

39.1

“Related party” concept

Group related parties comprise, in accordance with IAS 24, Related Party Disclosures, the companies over which the Group exercises control, joint control or significant influence (joint ventures and equity associates), shareholders who exercise joint control over group joint ventures, key management personnel of the group and the companies over which the latter exercise control, joint control or significant influence or in which they hold significant voting rights.

39.2

Compensation and related benefits of key management personnel

Group Executive Committee members and directors represent the key management personnel of the Group.

The following table summarizes amounts due by the Group in respect of compensation and other benefits granted to key management personnel.

(€ million)	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Short-term benefits, excluding employer contributions (a)	6.1	4.7	8.2
Employer contributions	2.2	2.0	3.2
Post-employment benefits (b)	1.1	1.1	1.2
Other long-term benefits (c)	-	-	-
Share-based payments	0.2	0.6	1.0
Contract termination payments	-	-	-
Total	9.6	8.4	13.6

(a)   Fixed and variable compensation, employee benefits and directors’ fees. Variable compensation comprises amounts due in respect of the prior fiscal year and paid during the next fiscal year. The variation of the “short-term benefits excluding employer contributions” is mainly due to the variable compensation paid in 2009 on the 2008 results strongly marked by the financial crisis.

(b) Current service cost.
(c) Other compensation vested but payable in the long-term.

With the exception of the Chairman of the Board and the Chief Executive Officer, the members of the Board of Directors receive no compensation other than directors’ fees from the Company and, if applicable, from controlled companies. The total gross amount of directors’ fees (before withholding tax) paid by the Company and controlled companies to directors and the censor was €797,261 in 2010 (excluding the Chairman of the Board and the Chief Executive Officer), €771,795 in 2009 and €771,952 in 2008 (excluding the Chairman and Chief Executive Officer).

Item 6 of this annual report filed on Form 20-F contains detailed disclosures on compensation and benefits paid to key management personnel of the Group.

Veolia Environnement                      Consolidated financial statements 12/31/2010

39.3

Transactions with other related parties

39.3.1

Relations with proportionately consolidated companies and equity associates

•

The Group granted a loan of €1,544.3 million to Dalkia International and its subsidiaries Siram and Dalkia Pologne, which are proportionately consolidated at 75.81% The non-group portion of this loan is recorded in assets in the Group consolidated statement of financial position in the amount of €373.7 million (see Note 11 “Other non-current financial assets”);

•

In December 2009, the Group sold its investment in Compagnie Méridionale de Navigation (CMN) which was consolidated using the equity method;

•

In addition, given the Group’s businesses, operating flows between companies are generally limited to companies operating in the same country. As such, the level of operating transactions between the Group and proportionately consolidated companies is not material.

However, certain contractual agreements within the Water Division, particularly in Asia and Central Europe, impose the existence of a holding company (generally equity accounted or proportionately consolidated) and companies carrying the operating contract (generally fully consolidated). These complex legal arrangements generate “asset supply” flows between the companies generally jointly controlled or subject to significant influence and the companies controlled by the Group. Assets are generally supplied for a specific remuneration that may or may not include the maintenance of the installations in good working order or the technical improvement of the installations.

39.3.2

Relations with Group shareholders

•

Caisse des Dépôts et Consignations (9.47% shareholding as of December 31,2010)

The Chief Executive Officer of this financial institution sits on the Board of Directors of Veolia Environnement.

The financing agreements between the two groups bear interest at market conditions.

Veolia Environnement and Caisse des Dépôts are in connection with the ongoing combination between Veolia Transport and Transdev.

•

Electricité de France (3.87% shareholding as of December 31, 2010)

On November 25, 2009, Mr. Proglio was appointed Chairman and CEO of EDF Group by ministerial decree; he also acted as Chairman of the Veolia Environnement Group Board of Directors from November 27, 2010 (publication date of the decree) to December 12, 2010, after which he remained a director of the Company.

EDF Group has a 3.87% shareholding in Veolia Environnement, a 34% shareholding in Dalkia and a 25% shareholding in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at market conditions. Electricity sold by Dalkia to EDF in 2008, 2009 and 2010 totaled €608.4 million, €568.7 million and €559.7 million, respectively.

Moreover, Dalkia Polska has signed a contract on electricity sale to EDF Trading over three years. At the signature, a prepayment has been made during 2010 for an amount of €12 million (PLN 48.7 million).

There are under certain conditions cross call options between Veolia Environnement and EDF covering all subsidiaries ‘shares held by each party and exercisable in the event of the takeover of either party (see Note 36, Off-balance sheet commitments).

•

BNP Paribas (0.97% shareholding as of December 31, 2010)

The Chief Executive Officer of BNP Paribas sits on the Board of Directors of Veolia. The financing agreements between the two groups bear interest at market conditions.

Veolia Environnement                      Consolidated financial statements 12/31/2010

39.3.3

Relations with other related parties

•

Relations with Lazard, Groupama, ENI and Saint Gobain

These Groups and Veolia Environnement have common directors.

Any business relations between these groups and Veolia are at market conditions.

•

Relations with Soficot

Soficot provides services for the benefit of Veolia Environnement and the Group. The chairman of the company is Serge Michel who is a member of the Veolia Environnement’s Board of Directors. The remuneration of these services is at market conditions.

Veolia Environnement                      Consolidated financial statements 12/31/2010

CONSOLIDATED EMPLOYEES

Consolidated employees * break down as follows:

By division	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Water	78,746	80,239	78,040
Environmental Services	77,974	80,693	95,399
Energy Services	44,204	44,748	44,370
Transportation	77,759	78,094	74,526
Proactiva	5,683	5,400	4,823
Other	2,677	1,826	807
Consolidated employees *	287,043	291,000	297,965

By company	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Fully consolidated companies	235,941	240,657	251,772
Proportionately consolidated companies	51,102	50,343	46,193
Consolidated employees *	287,043	291,000	297,965

*   Consolidated employees equal the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included according to their percentage of consolidation. Employees of equity associates are not included.

The decrease in the average number of employees in 2010 was primarily due to the changes in the scope of consolidation which occurred in 2009,and notably the change in consolidation method of some companies in the Water Division and the Environmental Services Division ( from full consolidation to proportionate consolidation) and the sale of Facilities Management in the United Kingdom in the Energy division.

The decrease in the average number of employees in 2009 was primarily due to the divestment of VPNM in the Environmental Services Division and the sale of Freight activity in the Transportation division.

The information in 2008 includes the employees of entities divested in 2009. Average employee numbers of these entities in 2008 were 10,953 in the Environmental Services Division and 2,682 in the Transportation Division.

Veolia Environnement                      Consolidated financial statements 12/31/2010

REPORTING BY OPERATING SEGMENT

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8, Operating segments.

Financial reporting by operating segment is governed by the same rules as those used for the condensed consolidated financial statements and described in the Accounting Policies note to the Financial Statements.

This information is based on the internal organization of the Group’s activities and corresponds to the Group's four business segments, that is, Water, Environmental Services, Energy Services and Transportation.

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

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

•

the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

•

the entities of the U.S. incineration activity (Montenay International) in the Environmental Services Division and Freight activities in the Transportation Division, divested in the second half of 2009;

•

Water activities in the Netherlands, divested in December 2010;

•

Transportation activities in the United Kingdom, the divestiture of which was decided in the second half of 2009 but for which an alternative process was launched following the failure of RATP to exercise its call option;

•

Water activities in Gabon, Environmental Services activities in Norway and German operations in the Energy Services Division, in the course of divestment;

were grouped together in a single line, “Net income from discontinued operations”, for fiscal year 2010 and fiscal years 2009 and 2008 presented for comparison purposes.

Furthermore, as the divestiture process for Renewable Energy activities was interrupted at the end of 2010, these activities are no longer presented in Net income from discontinued operations.

REPORTING BY OPERATING SEGMENT

Revenue by segment (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	12,127.9	12,318.3	12,333.9
Environmental Services	9,312.2	8,731.5	9,572.4
Energy Services	7,581.8	7,041.3	7,395.2
Transportation	5,764.7	5,860.7	5,788.1
Revenue as per the consolidated income statement	34,786.6	33,951.8	35,089.6

The breakdown of revenue from transactions with non-Group customers does not identify any single non-Group customer representing 10% or more of Group revenue.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Inter-segment revenue (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	66.1	67.6	36.6
Environmental Services	78.0	93.5	99.8
Energy Services	61.5	53.9	59.8
Transportation	5.5	4.7	4.6
Inter-segment revenue	211.1	219.7	200.8

Operating cash flow before changes in working capital by segment (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	1,514.2	1,554.9	1,531.8
Environmental Services	1,306.7	1,194.4	1,357.5
Energy Services	676.9	621.6	641.8
Transportation	315.6	311.5	291.8
Total operating segments	3,813.4	3,682.4	3,822.9
Unallocated operating cash flow before changes in working capital	(71.9)	(104.7)	(34.8)
Operating cash flow before changes in working capital as per the consolidated cash flow statement	3,741.5	3,577.7	3,788.1

Operating income by segment (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	1,020.3	1,145.4	1,187.3
Environmental Services	610.4	449.4	252.1
Energy Services	549.0	400.5	425.1
Transportation	119.7	152.9	170.5
Total operating segments	2,299.4	2,148.2	2,035.0
Unallocated operating income	(179.1)	(166.4)	(107.8)
Operating income as per the consolidated income statement	2,120.3	1,981.8	1,927.2

Adjusted operating cash flow by segment (Adj. OP CF)(€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	1,478.7	1,545.4	1,518.7
Environmental Services	1,296.6	1,174.6	1,302.6
Energy Services	690.1	608.6	621.0
Transportation	329.2	327.0	287.4
Holding companies	(140.8)	(142.0)	(93.5)
Operating cash flow from operating activities by segment	3,653.8	3,513.6	3,636.2

Veolia Environnement                      Consolidated financial statements 12/31/2010

Adjusted operating cash flow reconciles to operating income as follows:

							OP INCOME
Year ended December 31, 2010 (€ million)	Adj. OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Others
Water	1,478.7	(15.2)	(491.2)	0.4	65.5	(17.9)	1,020.3
Environmental Services	1,296.6	(20.4)	(706.8)	(0.2)	41.8	(0.6)	610.4
Energy Services	690.1	(7.9)	(237.3)	-	99.7	4.4	549.0
Transportation	329.2	50.7	(252.7)	(26.1)	20.2	(1.6)	119.7
Holding companies	(140.8)	(1.9)	(29.3)	-	-	(7.1)	(179.1)
TOTAL	3,653.8	5.3	(1,717.3)	(25.9)	227.2	(22.8)	2,120.3

							OP INCOME
Year ended December 31, 2009 (€ million)	Adj. OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Others
Water	1,545.4	41.2	(473.3)	-	25.1	7.0	1,145.4
Environmental Services	1,174.6	(54.1)	(792.1)	-	123.7	(2.7)	449.4
Energy Services	608.6	(22.1)	(228.6)	(0.9)	43.5	-	400.5
Transportation	327.0	52.1	(242.4)	(5.4)	21.2	0.4	152.9
Holding companies	(142.0)	(8.3)	(12.9)	-	-	(3.2)	(166.4)
TOTAL	3,513.6	8.8	(1,749.3)	(6.3)	213.5	1.5	1,981.8

							OP INCOME
Year ended December 31, 2008 (€ million)	Adj. OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Others
Water	1,518.7	35.7	(443.8)	2.3	66.0	8.4	1,187.3
Environmental Services	1,302.6	(14.7)	(707.4)	(343.0)	16.0	(1.4)	252.1
Energy Services	621.0	12.8	(219.4)	4.2	11.8	(5.3)	425.1
Transportation	287.4	71.1	(238.3)	33.5	18.6	(1.8)	170.5
Holding companies	(93.5)	(1.2)	(11.1)	-	0.1	(2.1)	(107.8)
TOTAL	3,636.2	103.7	(1,620.0)	(303.0)	112.5	(2.2)	1,927.2

Veolia Environnement                      Consolidated financial statements 12/31/2010

Net charge to operating depreciation, amortization and provisions by segment (1) (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	(525.6)	(447.7)	(433.9)
Environmental Services	(716.5)	(862.1)	(732.9)
Energy Services	(247.3)	(266.5)	(224.1)
Transportation	(203.0)	(197.1)	(160.1)
Total operating segments	(1,692.4)	(1,773.4)	(1,551.0)
Unallocated net charge to operating depreciation, amortization and provisions (2)	(55.0)	(47.9)	(28.7)
Net charge to operating depreciation, amortization and provisions	(1,747.4)	(1,821.3)	(1,579.7)
(1) including movements in working capital provisions.
(2) including Proactiva, Artelia and Renewable Energy activities

Industrial investments by segment (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Water	711	589	686
Environmental Services	647	626	990
Energy Services	355	416	412
Transportation	339	445	342
Unallocated industrial investments	55	56	72
Total industrial investments (1)	2,107	2,132	2,502

(1)   Pursuant to IFRS 8, industrial investments presented in segment reporting includes investments financed by finance lease in the amount of €23 million. This industrial investment is presented net of such financing in industrial investments in the consolidated cash flow statement.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Assets by segment as of December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,408.0	2,691.1	1,161.6	549.0	30.5	6,840.2
Intangible assets and Property, plant and equipment, net	6,332.2	4,231.6	2,679.6	1,767.8	365.8	15,377.0
Operating financial assets	4,087.0	745.2	598.4	106.9	91.1	5,628.6
Working capital assets, including DTA	6,318.1	2,829.2	4,043.8	1,348.4	910.1	15,449.6
Total segment assets	19,145.3	10,497.1	8,483.4	3,772.1	1,397.5	43,295.4
Investments in associates	173.5	45.4	90.0	2.3	0.5	311.7
Other unallocated amounts (1)					7,904.2	7,904.2
Total assets	19,318.8	10,542.5	8,573.4	3,774.4	9,302.2	51,511.3
(1) including Proactiva, Artelia and Renewable Energy activities.

Assets by segment as of December 31, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,253.3	2,678.4	1,147.9	537.6	7.4	6,624.6
Intangible assets and Property, plant and equipment, net	5,836.5	4,167.8	2,492.4	1,669.8	278.5	14,445.0
Operating financial assets	4,059.1	754.5	654.4	105.4	78.4	5,651.8
Working capital assets, including DTA	6,504.3	2,772.2	3,590.5	1,269.4	729.7	14,866.1
Total segment assets	18,653.2	10,372.9	7,885.2	3,582.2	1,094.0	41,587.5
Investments in associates	148.1	62.0	55.3	2.9	0.2	268.5
Other unallocated amounts (1)					7,960.7	7,960.7
Total assets	18,801.3	10,434.9	7,940.5	3,585.1	9,054.9	49,816.7
(1) including Proactiva and Artelia.

Assets by segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,247.7	2,736.6	1,131.1	551.4	56.5	6,723.3
Intangible assets and Property, plant and equipment, net	5,887.6	4,388.0	2,374.7	1,724.8	224.9	14,600.0
Operating financial assets	4,083.2	836.9	679.5	105.5	46.1	5,751.2
Working capital assets, including DTA	6,496.8	3,116.4	3,883.3	1,396.7	801.5	15,694.7
Total segment assets	18,715.3	11,077.9	8,068.6	3,778.4	1,129.0	42,769.2
Investments in associates	140.7	81.3	27.7	58.2	3.7	311.6
Other unallocated amounts (1)					6,045.3 *	6,045.3
Total assets	18,856.0	11,159.2	8,096.3	3,836.6	7,178.0	49,126.1
* Including assets classified as held for sale of €203.0 million (primarily the reclassification of the assets of certain French subsidiaries under joint control in the Water Division).
(1) including Proactiva et Artelia.

Veolia Environnement                      Consolidated financial statements 12/31/2010

Liabilities by segment as of December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	879.4	1,075.6	526.9	359.0	162.9	3,003.8
Working capital liabilities including DTL	7,734.6	2,736.8	3,291.4	1,677.9	428.3	15,869.0
Other segment liabilities
Total segment liabilities	8,614.0	3,812.4	3,818.3	2,036.9	591.2	18,872.8
Other unallocated liabilities(1)					32,638.5	32,638.5
Total liabilities	8,614.0	3,812.4	3,818.3	2,036.9	33,229.7	51,511.3
(1) including Proactiva, Artelia and Renewable Energy activities.

Liabilities by segment as of December 31, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	997.3	985.9	494.6	367.3	195.2	3,040.3
Working capital liabilities including DTL	7,670.0	2,615.9	2,878.2	1,558.4	304.4	15,026.9
Other segment liabilities
Total segment liabilities	8,667.3	3,601.8	3,372.8	1,925.7	499.6	18,067.2
Other unallocated liabilities(1)					31,749.5	31,749.5
Total liabilities	8,667.3	3,601.8	3,372.8	1,925.7	32,249.1	49,816.7
(1) Including Proativa and Artelia.

Liabilities by segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	1,011.1	871.9	468.1	422.4	159.8	2,933.3
Working capital liabilities including DTL	7,599.6	3,056.5	2,956.8	1,598.3	316.5	15,527.8
Other segment liabilities
Total segment liabilities	8,610.7	3,928.4	3,424.9	2,020.7	476.4	18,461.1
Other unallocated liabilities(1)					30,665.0*	30,665.0
Total liabilities	8,610.7	3,928.4	3,424.9	2,020.7	31,141.4	49,126.1

*      Including liabilities directly associated with assets classified as held for sale of €98.2 million (reclassification of the liabilities of certain French subsidiaries under joint control in the Water Division).

(1) including Proactiva and Artelia.

Veolia Environnement                      Consolidated financial statements 12/31/2010

REPORTING BY GEOGRAPHICAL AREA

December 31, 2010 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	14,037.8	3,144.3	2,417.8	6,904.8	3,243.6	1,092.8	1,758.6	695.4	1,491.5	34,786.6

December 31, 2009 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	13,765.0	2,911.7	2,478.2	6,468.1	2,961.5	1,300.2	1,500.7	1,017.6	1,548.8	33,951.8

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	14,468.1	3,003.1	2,876.9	6,605.1	2,873.4	1,437.7	1,269.9	1,026.8	1,528.6	35,089.6

Breakdown of non-current assets (excluding deferred tax assets and non-current derivatives) by geographical area

December 31, 2010 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,651.5	4,595.3	3,505.2	5,176.6	2,872.4	569.2	3,129.5	341.0	847.3	28,688.0

December 31, 2009 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,518.0	4,701.6	3,282.0	5,143.7	2,619.9	419.3	2,644.1	264.0	949.2	27,541.8

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,641.9	4,904.0	3,110.4	5,145.4	2,902.5	344.8	2,456.2	284.5	1,164.2	27,953.9

Veolia Environnement                      Consolidated financial statements 12/31/2010

42

POST-BALANCE SHEET EVENTS

Combination of Veolia Transport and Transdev: Transaction in the process of completion at the year-end

During the opening months of 2011, the Group finalized its agreements with Caisse des Dépôts concerning the new entity Veolia Transport-Transdev.

The terms of the draft shareholders’ agreement as of December 31, 2010 were substantially changed in January and February 2011 and the final amendments led to the recognition of joint control by the two shareholders over the new entity pursuant to IAS/IFRS and no longer exclusive control by the Group.

This combination transaction was authorized by the competent anti-monopoly authorities on December 30, 2010, and the privatization of Transdev was approved by the Economics Ministry on February 25,2011 .

The effective transaction completion date is March 3, 2011.

From this date, the Group loses control of Veolia Transport in exchange for a 50% investment in the Veolia-Transdev joint venture, regrouping the activities of Veolia Transport and Transdev. The definitive agreements will result in the proportionate consolidation of the new entity by the Veolia Group.

Rail accident in Germany

A serious head-on collision occurred on Saturday, January 29, 2011 between a HarzElbeExpress passenger train operated by Veolia Verkehr Sachsen Anhalt GmbH, a Veolia Transport subsidiary, and a goods train, near Hordorf and Magdeburg in Saxony-Anhalt (Germany). Around fifty people were aboard the HarzElbeExpress train. The disaster claimed the lives of ten people, including the driver and the head conductor of the passenger train. Many serious injuries have been reported. A judicial involuntary manslaughter investigation is ongoing with respect to the driver of the goods train, who is alleged to have failed to stop for a red light. The initial results of the investigation would appear to exonerate our Company of any liability and the financial consequences would appear limited given the insurance policies held by the Group.

Divestment of the Veolia Miljo activities in Norway

On February 14, 2011, the Group has signed a protocol of agreement for the divestment of the recycling solutions activities in Norway to the Altor equity fund. This divestment was effective on March, 25, 2011.

Veolia Environnement                      Consolidated financial statements 12/31/2010

43

MAIN COMPANIES INCLUDED N THE 2010 CONSOLIDATED FINANCIAL STATEMENTS

In 2010, Veolia Environnement Group consolidated or accounted for a total of 2,617 companies, of which the main companies are:

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00	100.00
Société d’Environnement et de Services de l’Est SAS 2, rue Annette Bloch – 25200 Montbéliard	44 459 092 100 052	FC	99.99	99.97
EOLFI SA and its subsidiaries 25, place de la Madeleine - 75008 Paris	477 951 644 00020	FC	69.11	69.11
PROACTIVA Medio Ambiete SA Calle Cardenal Marcelo Spinola 8 – 3A – 28016 Madrid (Spain)		PC	50.00	50.00
Thermal North America Inc 99 Summer Street; suite 900 Boston, Massachusetts 02110 (United States)		FC	100.00	100.00
RIDGELINE ENERGY HOLDING INC The Nemours Building 1007 Orange Street Suite 1414 Wilmington, Delaware 19801 (United States)		FC	100.00	69.11
WATER
Veolia Eau - Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00	100.00
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 382	FC	99.56	99.56
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 44 44100 Nantes	57 575 016 100 342	FC	99.87	99.87
Compagnie Méditerranéenne d’Exploitation des Services d’Eau – CMESE 12, boulevard René Cassin – 06100 Nice	78 015 329 200 112	FC	99.72	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.29	99.29
Société des Eaux de Marseille 25, rue Edouard Delanglade – 13000 Marseille	5 780 615 000 017	FC	97.72	97.72
Sade-Compagnie Générale de Travaux d’Hydraulique (CGTH-SADE) and its subsidiaries 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.26	99.26
Veolia Water Solutions & Technologies and its subsidiaries l’Aquarène – 1, place Montgolfier 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00	100.00
OTV France l’Aquarène – 1 place Montgolfier 94417 St Maurice Cedex	433 998 473 000 14	FC	100.00	100.00
Société Internationale de Dessalement (SIDEM) 20-22 rue de Clichy – 75009 Paris	342 500 956 000 12	FC	100.00	100.00

Veolia Environnement                      Consolidated financial statements 12/31/2010

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Including the following foreign companies:
Veolia Water UK PLC and its subsidiaries Kings Place – 5th Floor - 90 York Way - London N19AG (United Kingdom)		FC	100.00	100.00
Veolia Water Central Ltd Tamblin Way – Hatfield – Hertfordshire AL109EZ (United Kingdom)		FC	100.00	100.00
Veolia Water North America and its subsidiaries 101 W. Washington Street, Suite 1400E Indianapolis, IN 46204 (United States)		FC	100.00	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 10 117 Berlin (Germany)		FC	100.00	100.00
Berliner Wasserbetriebe Anstalt des Offentlichen Rechts Neue Jüdenstrasse 1 10179 Berlin (Germany)		PC	49.90	24.95
Braunschweiger Versorgungs- AG &Co.KG Taubenstrasse 7 38 106 Braunschweig (Germany)		FC	74.90	74.90
Aquiris SA Avenue de Vilvorde 450 1130 Brussels (Belgium)		FC	99.00	99.00
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1, Bucharest (Romania)		FC	73.69	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	75.21	75.21
Prazske Vodovody A Kanalizagce As 11 Parizska – 11 000 Prague 1 (Czech Republic)		FC	100.00	75.21
Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska 41 550 Teplice (Czech Republic)		FC	50.10	37.68
Shenzhen Water (Group) Co. Ltd and its subsidiaries Water Building, N°1019 Shennan Zhong Road, 518031 SHENZHEN, GuangDong (China)		PC	45.00	25.00
Shanghai Pudong Veolia Water Corporation Ltd No. 703 Pujian Road, Pudong New District, 200127 SHANGHAI (China)		PC	50.00	50.00
Changzhou CGE Water Co Ltd No.12 Juqian Road, CHANGZHOU Municipality, Jiangsu Province, 213000 (China)		PC	49.00	24.99
Kunming CGE Water Supply Co Ltd No.6 Siyuan Road, Kunming Municipality, Yunnan Province, 650231 (China)		PC	49.00	24.99
Veolia Water Korea Investment Co Ltd and its subsidiaries 10F Yeonsei Jaeden Severance Bldg.84-11, Namdaemunno 5-ga, Jung-gu, Seoul, 100-753 (South Korea)		FC	100.00	100.00
Veolia Water Australia and its subsidiaries Level 4, Bay Center, 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00	100.00
Société d’Energie et d’Eau du Gabon Avenue Felix Eboué - BP 2082 – Libreville (Gabon)		FC	51.00	41.08

Veolia Environnement                      Consolidated financial statements 12/31/2010

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
AZALIYA 52, rue d'Anjou 75008 Paris	505 190 801 00017	PC	51.00	51.00
Veolia Water Middle East North Africa (Veolia Water MENA) and its subsidiaries 52, rue d’Anjou – 75 008 Paris	403 105 919 00019	PC	80.55	41.08
Amendis 23, rue Carnot – 90 000 Tanger (Morocco)		PC	100.00	31.22
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		PC	100.00	31.97
Lanzhou Veolia Water (Group) Co LTD No. 2 Hua Gong Street, Xigu District, LANZHOU, Gansu Province, (China)		PC	45.00	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	PC	55.00	28.05
Biothane Systems International Holdings B.V. Thanthofdreef 21 – PO BOX 5068 2623 EW Delft (Netherlands)	27267973	FC	100.00	100.00
Tianjin Jinbin Veolia Water Co No2 Xinxiang Road, Bridge 4 Jin Tang Expressway, Dongli District, Tianjin Municipality (China)		PC	49.00	49.00
Changle Veolia Water Supply Co Ltd (N°2 Water Plant) Pan Ye Village, Hang Cheng Jie Dao, Changle Municipality, Fujian Province (China)		PC	49.00	49.00
Veolia Water – Veolia Environmental Service Ltd (Hong-Kong) 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong		FC	50.00	50.00
Sofiyska Voda AD 4 Kuzman Shapkarev street, Sredetz Municipality, Sofia (Bulgaria)		FC	77.10	57.98

Veolia Environnement                      Consolidated financial statements 12/31/2010

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
ENVIRONMENTAL SERVICES
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau - 92000 Nanterre	57 222 103 400 778	FC	100.00	100.00
Société d’Assainissement Rationnel et de Pompage (S.A.R.P.) and its subsidiaries 52 avenue des Champs Pierreux 92000 Nanterre	77 573 481 700 353	FC	100.00	99.56
SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville - 78520 Limay	30 377 298 200 029	FC	100.00	99.85
ROUTIERE DE L'EST PARISIEN ZI Rue Robert Moinon 95190 GOUSSAINVILLE	61 200 696 500 026	FC	100.00	100.00
ONYX AUVERGNE RHONE ALPES 105 avenue du 8 mai 1945 69140 Rillieux-La-Pape	30 259 089 800 169	FC	100.00	100.00
ONYX EST ZI de la Hardt – Route de Haspelschiedt 57 230 Bitche	30 520 541 100 070	FC	100.00	95.00
Paul Grandjouan SACO Avenue Lotz Cossé 44 200 Nantes	86 780 051 800 450	FC	100.00	100.00
OTUS 26, avenue des Champs Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00	100.00
Bartin Recycling Group and its subsidiaries 15 Rue Albert et Paul Thouvenin 18100 VIERZON	48 141 629 500 014	FC	100.00	100.00
Including the following foreign companies:
Veolia ES Holding PLC and its subsidiaries Veolia house – 154A Pentonville Road N1 9PE – London (United Kingdom)		FC	100.00	100.00
Veolia Environmental Services North America Corp. 200 East Randolph Street – Suite 7900 Chicago –IL 60601 (United States)		FC	100.00	100.00
Veolia ES Solid Waste, Inc One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (United States)		FC	100.00	100.00
VES TECHNICAL SOLUTIONS LLC Butterfield Center 700 East Butterfield Road, #201 60148 LOMBARD (United States)		FC	100.00	100.00
Veolia ES Industrial Services, Inc 1980 North Highway 146 La Porte 77571 Texas (United States)		FC	100.00	100.00
VEOLIA ES CANADA SERVICES INDUSTRIELS INC 1705, 3eme avenue H1B 5M9 Montreal – Quebec (Canada)		FC	100.00	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road – P.O. Box H126 –NSW 2009 – Pyrmont (Australia)		FC	100.00	100.00

Veolia Environnement                      Consolidated financial statements 12/31/2010

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Environmental Services Asia Pte Ltd 5 Loyang Way 1-WMX Technologies Building 508706 Singapore	FC	100.00	100.00
Veolia Environnmental Services China LTD 7/F Allied Kajima Building 138 Gloucester Road – Central - HONG-KONG	FC	100.00	100.00
Veolia Umweltservice GmbH and its subsidiaries Hammerbrookstrasse 69 20097 Hamburg (Germany)	FC	100.00	100.00
Marius Pedersen/ Veolia Miljøservice HoldingA/S Danemark and its subsidiaries Ørbaekvej 49- 5863 Ferritslev (Denmark)	FC	65.00	65.00
Veolia Servizi Ambientali SpA (and its subsidiaries) Via di Monte Brianzo,56 – 00186 Rome -(Italy)	FC	100.00	100.00

Veolia Environnement                      Consolidated financial statements 12/31/2010

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 321 129 500 023	FC	66.00	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	45 650 053 700 018	FC	99.93	65.96
Dalkia Investissement 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 443 498 700 073	PC	50.00	33.00
Dalkia International 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	43 353 956 600 011	PC	75.81	50.03
Citelum and its subsidiaries 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	100.00	65.96
Proxiserve Holding (and its subsidiaries) 28-30 rue Edouard Vaillant 92 532 Levallois Perret Cedex	403 210 875 00015	FC	100.00	82.98
Including the following foreign companies:
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road Staines TW18 4BQ (United Kingdom)		PC	75.81	50.03
Dalkia NV and its subsidiaries 52, quai Fernand Demets 1070 – Anderlecht (Belgium)		PC	75.81	50.03
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milan (Italy)		PC	75.81	50.03
Dalkia Espana and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 28 027 Madrid (Spain)		PC	75.81	50.03
Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2770 – 129 Paco d’Arços (Portugal)		PC	75.81	50.03
Dalkia Limitada and its subsidiaries Rua Funchal 418 – 14 andar, Vila Olimpia -60 Sao Paulo SP (Brazil)		PC	75.81	50.03
Dalkia Polska and its subsidiaries Ul Mysia 5 – 00 496 Warsaw (Poland)		PC	75.81	30.02
Zespol Elektrocieplownl w Lodzi and its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	75.81	27.63
Dalkia Term SA and its subsidiaries UL B.Czecha 36 – 04 -555 Warsaw (Poland)		PC	75.81	30.02
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		PC	75.81	50.03
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	75.81	48.73
UAB Vilnius Energija Joconiu St. 13 - 02300 VILNIUS (Lithuania)		PC	75.81	50.03

Veolia Environnement                      Consolidated financial statements 12/31/2010

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungary)		PC	75.81	49.89
Dalkia a.s and its subsidiaries Kutlíkova 17 – Technopol 851 02 Bratislava 5 (Slovakia)		PC	75.81	50.03
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 709 74 Ostrava (Czech Republic)		PC	75.81	39.05
TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61, boulevard des Dames – 13002 Marseille	775 558 463 00011	FC	66.00	66.00
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	552 022 063 01075	FC	99.93	99.93
VEOLIA TRANSPORT URBAIN Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00	100.00
VT Eurolines 163/169, avenue Georges Clémenceau 92000 Nanterre	434 009 254 00021	FC	100.00	100.00
Including the following foreign companies:
VEOLIA TRANSPORTATION Inc 720 E Butterfield Road Suite 309 Lombard 60148 IL (United States)		FC	100.00	100.00
Super Shuttle International Inc, and its subsidiaries 14500 N. Northsight boulevard, Suite 329 Scottsdale, AZ 85260 (United States)		FC	100.00	100.00
VEOLIA TRANSPORT AUSTRALASIA Level 12, 114 William Street Melbourne, Victoria 3000 (Australia)		FC	100.00	100.00
Veolia Transport Sweden Holding AB Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00	100.00
VEOLIA TRANSPORT NORD AS Hamnnegata 3, 9600 Hammerfest (Norway)		FC	100.00	100.00
Veolia Transport Sverige AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00	100.00
People Travel Group AB 72 Klarabergsviadukten 11 164 Stockholm (Sweden)		FC	100.00	100.00
Veolia Transport Norge AS Klubbgaten 1 – N 4013 – Stavanger (Norway)		FC	100.00	100.00
VEOLIA TRANSPORT UK LTD Fifth floor , King Place , 90 York Way London N19AG, (United Kingdom)		FC	100.00	100.00

Veolia Environnement                      Consolidated financial statements 12/31/2010

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Transport Nederland Holding BV and its subsidiaries Mastbosstraat 12 - Postbus 3306 4800 GT Breda (Netherlands)		FC	100.00	100.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerpen (Belgium)		FC	100.00	100.00
Veolia Transport Central Europe GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)		FC	100.00	65.00
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)		FC	100.00	100.00
Veolia Transport Ceska Republica a.s. K Hutim 664/7 198 00 Praha 9 (Czech Republic)		FC	100.00	65.00
Consolidation method FC : Full Consolidation – PC: Proportionate Consolidation – EA: Equity Associate

Veolia Environnement                      Consolidated financial statements 12/31/2010

44

AUDIT FEES

Audit fees incurred by the Group during fiscal years 2010, 2009 and 2008 total €50.1 million, €50.2 million, €51.7 million respectively, including €40.5 million in 2010, €40.2 million in 2009, €40.3 million in 2008 in respect of the statutory audit of the accounts and €9.6 million in 2010, €10.0 million in 2009 and €11.4 million in 2008 in respect of services falling within the scope of diligences directly related to the audit engagement.

Veolia Environnement                      Consolidated financial statements 12/31/2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT

By:	/s/ Antoine Frérot
Name:	Antoine Frérot
Title:	Chief Executive Officer

Date: April 18, 2011

Exhibit

Number	Description
1	Articles of Association (statuts) of Veolia Environnement (free English translation).
8	List of Subsidiaries. Included herein in Note 43 to our Consolidated Financial Statements.
11	Code of Ethics (previously filed as Exhibit 11 to our annual report on Form 20-F for the year ended December 31, 2003 and incorporated by reference herein).
12.1	Certification by Antoine Frérot, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Pierre-François Riolacci, Chief Finance Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications by Antoine Frérot, Chief Executive Officer and Pierre-François Riolacci, Chief Finance Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of Independent Registered Public Accounting Firms.