Form 20-F/A
period 2010-12-31
VEOLIA ENVIRONNEMENT
filed 2011-06-07
CIK 1160110

As filed with the Securities and Exchange Commission on June 7, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 20-F/A
(Amendment N°. 1)
 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:  001-15248
VEOLIA ENVIRONNEMENT
(Exact name of Registrant as specified in its charter)

N/A	36/38, avenue Kléber,	Republic of France
(Translation of Registrant’s name into English)	75116 Paris, France	(Jurisdiction of incorporation or organization)
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
Yes ☑                                         No 

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
 Yes                                          No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
 Yes ☑                                         No 

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 Yes ☑                                         No 

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☑                                                                                    Accelerated filer                                                                                  Non-accelerated filer 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
    U.S. GAAP       International Financial Reporting Standards as issued by the International Accounting Standards Board ☑              Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
      Item 17                                     Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes                                           No ☑

* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

EXPLANATORY NOTE

We are filing this Amendment No. 1 (the “Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Original Report”), as filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2011 to correct typographical errors in a table in “Item 7 — Major Shareholders and Related Party Transactions” that shows historical ownership of current beneficial owners (the second table in this item). This Amendment No. 1 amends and restates “Item 7. Major Shareholders and Related Party Transactions” of Part I of the Original Report. In the original version of the table, the dates indicated were 2009, 2008 and 2007, rather than 2010, 2009 and 2008. This amendment has no effect on, and has not resulted in any changes to, the Company’s audited financial statements or the Notes to the Financial Statements thereto for the year ended December 31, 2010, as previously reported in the Original Report.

Pursuant to the rules of the Commission, Item 19 has been updated to include the certifications of the Chief Executive Officer and the Chief Financial Officer in connection with this Amendment No. 1.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed. Except for the revision to Item 7 and the new certifications filed herewith, no other changes have been made to the Original Report. The other information in the Original Report continues to speak as of the date of the Original Report, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Report. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report and our Reports on Form 6-K that are subsequent to the filing of the Original Report.

TABLE OF CONTENTS

PART I
ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SIGNATURE

PART III
ITEM 19.                    EXHIBITS
EX-12.1                      SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
EX-12.2                      SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

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

To the Company’s knowledge, as of December 31, 2010 and the date of the annual report on Form 20-F, no shareholder other than those listed in the table below directly or indirectly held approximately 4% or more of the our shares or voting rights.  The Company has not received any declarations of threshold crossings from the shareholders below, except as described in the notes to the table below.

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

_______________________________
*
This figure includes a capital increase of 71,113 shares pursuant to options exercised during the 2010 fiscal year and recorded on January 26, 2011, by the Chairman and Chief executive officer, acting under powers delegated to him by the Board of Directors meeting of March 24, 2010.  Issuing 71,113 shares with a par value of €5 each resulted in a capital increase of €355,565.  At the conclusion of this transaction, the Company’s share capital had increased from €2,495,276,270 divided in 499,055,254 shares to €2,495,631,835 divided in 499,126,367 shares (see the Table of changes in equity in our Consolidated Financial Statements in Item 18. of the annual report on Form 20-F).  It must be specified that the share capital may change over the fiscal year depending on exercise of stock options.

**	As of December 31, 2010 and the date this annual report was filed, Veolia Environnement held 14,338,903 treasury shares.
***	Percentage of voting rights as a share of actual voting rights (Veolia Environnement treasury shares do not exercise voting rights).
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

	At December 31, 2010			At December 31, 2009			At December 31, 2008
Shareholder	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Caisse des Dépôts	47,273,114	9.47	9.75	47,273,114	9.58	9.87	47,273,114	10.00	10.33
Groupe Industriel Marcel Dassault – GIMD	29,150,851	5.84	6.01	na	na	na	na	na	na
Groupe Groupama	28,396,438	5.69	5.86	28,234,444	5.72	5.89	26,221,588	5.55	5.73
Velo Investissement (Qatari Diar)	24,681,519	4.95	5.09	na	na	na	na	na	na
Capital Group Companies**	na	na	na	22,252,765	4.51	4.65	43,690,699	9.25	9.55
EDF	19,329,226	3.87	3.99	18,287,428	3.70	3.82	18,287,428	3.87	4.00

_________________________
*	Figures are taken from the 2010, 2009 and 2008 reference documents filed with our French regulator, the Autorité des marchés financiers.
**	Figures for Capital Group Companies have been combined to take into account the percentages of the Company’s share capital and voting rights held by all companies of that group.
Na:	not applicable

RELATED PARTY TRANSACTIONS

Other than as described below, we have no “related-party transactions” within the meaning of Item 7B of Form 20-F.

Caisse des Dépóts et Consignations (CDC) is a 9.5% shareholder in our Company and on March 3, 2011 CDC and Veolia Environnement closed the transaction combining Veolia Transport with Transdev.  Each party is a 50% shareholder in the newly-formed entity.  For additional information, see Item 5.  “Operating and Financial Review and Prospects – Overview – Major Developments in 2010 – Overview – Acquisitions, Divestitures and Partnerships – Partnerships” above and Item 10.  “Additional Information – Material Contracts” below.

We have disclosed certain transactions in Note 39 to our Consolidated Financial Statements pursuant to a definition of “related-party transactions” under IFRS that is different from the definition contained in Item 7B of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 27, 2011

VEOLIA ENVIRONNEMENT
By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General

Exhibit Index

EX-12.1                      SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
EX-12.2                      SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER