Form 20-F
period 2011-12-31
VEOLIA ENVIRONNEMENT
filed 2012-04-13
CIK 1160110

As filed with the Securities and Exchange Commission on April 13, 2012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2011
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
Eric Haza, Group General Counsel, 36/38 avenue Kléber, 75116 Paris France 011 33 1 71 75 00 75
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
519,652,960 ordinary shares, nominal value €5 per share

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

FORWARD-LOOKING STATEMENTS

We make some forward-looking statements in this document. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. Some of these revenue estimates are based on our management’s current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those anticipated. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Except to the extent required by applicable securities laws, we undertake no obligation to publish updated forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in Item 3. “Key Information—Risk Factors,” Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information—Significant Changes” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

Information on websites referenced herein is not incorporated by reference in this annual report.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3.     KEY INFORMATION

1

ITEM 4.     INFORMATION ON THE COMPANY

13

ITEM 4A.  UNRESOLVED STAFF COMMENTS

86

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

87

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

148

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

202

ITEM 8.     FINANCIAL INFORMATION

205

ITEM 9.     THE OFFER AND LISTING

217

ITEM 10.   ADDITIONAL INFORMATION

221

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

239

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

240

ITEM 12D. AMERICAN DEPOSITARY SHARES

240

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

242

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

242

ITEM 15.   CONTROLS AND PROCEDURES

242

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

243

ITEM 16B. CODE OF ETHICS

244

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

244

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

245

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

245

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

246

ITEM 16G. CORPORATE GOVERNANCE

247

ITEM 17.   FINANCIAL STATEMENTS

249

ITEM 18.   FINANCIAL STATEMENTS

249

ITEM 19.   EXHIBITS

249

-i-

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

	At and for the year ended December 31,
	(in US$) (1)	(in €)
(millions, except per share amounts) (3)(4)	2011	2011	2010	2009	2008	2007
INCOME STATEMENT DATA:
Revenue	38,360.6	29,647.3	28,764.2	27,847.7	29,063.1	25,303.3
Operating income	1,316.2	1,017.2	1,982.1	1,788.9	1,732.5	2,281.8
Net income from continuing operations	(406.5)	(314.2)	819.7	791.2	501.7	1,233.7
Net income (loss) from discontinued operations	(3.1)	(2.4)	29.3	25.6	193.4	(4.8)
Non-controlling interests	224.1	173.2	290.5	257.8	304.1	326.9
Net income / (loss) attributable to owners of the Company	(633.8)	(489.8)	558.5	559.0	391.0	902.0
Net income/ (loss) attributable to owners of the Company per share—Basic	(1.28)	(0.99)	1.16	1.18	0.84	2.07
Net income /(loss) attributable to owners of the Company per share—Diluted	(1.28)	(0.99)	1.16	1.18	0.84	2.05
Net income / (loss) from continuing operations attributable to owners of the Company per share—Basic	(1.26)	(0.97)	1.07	1.15	0.61	2.16
Net income / (loss) from continuing operations attributable to owners of the Company per share—Diluted	(1.26)	(0.97)	1.07	1.15	0.61	2.14
Dividends per share (in €)		0.70 (2)	1.21	1.21	1.21	1.21
Dividends per share (in US$) (5)	0.91	0.91	1.62	1.74	1.68	1.78
Number of shares (adjusted to reflect changes in capital)	519,652,960	519,652,960	499,126,367	493,630,374	472,576,666	471,762,756

BALANCE SHEET DATA (AT PERIOD END):
Equity attributable to owners of the Company	9,147.5	7,069.7	7,875.9	7,397.4	6,961.3	7,588.7
Equity attributable to non-controlling interests	3,578.2	2,765.4	2,928.5	2,670.1	2,530.5	2,577.8
Total assets	65,219.8	50,405.6	51,427.3	49,754.7	49,086.2	46,282.7
Total non-current assets	36,820.6	28,457.1	31,055.4	29,558.5	30,010.8	28,948.0
Total non-current liabilities	27,030.0	20,890.3	22,506.5	22,028.9	21,320.0	18,045.4

CASH FLOW DATA:
Net cash flow from operating activities	3,809.2	2,944.0	3,456.6	3,601.3	3,359.7	3,276.2
Operating Cash Flow before changes in working capital	4,338.3	3,352.9	3,718.7	3,559.4	3,781.5	3,859.1
Net cash from (used in) investing activities	(1,471.9)	(1,137.6)	(1,817.2)	(1,351.9)	(2,964.8)	(3,585.0)
Net cash used in financing activities	(1,780.3)	(1,375.9)	(1,878.4)	(488.4)	309.6	865.8
Purchases of property, plant and equipment	(2,922.0)	(2,258.3)	(2,083.7)	(2,104.8)	(2,390.3)	(2,160.3)

(1)  For your convenience we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2011 rate of US$1.00 = €0.77286. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.

(2)  Amount of dividend per share to be proposed at the Annual Shareholders' Meeting of May 16, 2012.

(3)  In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of:

•     the Clemessy and Crystal entities in the Energy Services division, divested in December 2008;

•     the entities of the U.S. incineration activity in Environmental Services (Montenay International);

•     the Dutch activities in the Water division divested in the second half of 2010;

•     Transportation activities as a whole (which are in the process of being sold), German activities in the Energy Services division, Norway activities in the Environmental services division,

•     household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011, and

•     urban lighting activities (Citelum) in the Energy Services division,

are presented in a separate line, “Net income from discontinued operations,” for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. Furthermore, as the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States were interrupted in the first and second semesters of 2011 respectively, these activities are no longer presented in Net income from discontinued operations.

(4)  Figures for the years ended December 31, 2010, 2009, 2008 and 2007 have been adjusted for the application of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

(5)  Based on relevant year-end exchange rate.

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

At our General Shareholders’ Meeting to be held on May 16, 2012, our shareholders will vote on a dividend payment proposed to be €0.70 per share in respect of our 2011 fiscal year, which will be paid beginning on June 18, 2011. The dividend will be payable in cash or in shares, and the period during which shareholders may choose between being paid the dividend in cash or in shares, subject to applicable legal restrictions, will begin on May 22, 2012 and end on June 6, 2012. Subject to the approval of the General Shareholders’ Meeting, new shares will be issued with no discount off of the average opening price on Euronext Paris of the shares over the twenty trading days prior to the day of the General Shareholders’ Meeting approving the dividend, less the amount of the dividend, rounded up to the next highest euro cent. We expect that Bank of New York Mellon as depositary will make this option available to ADR holders. On June 17, 2011, we paid a dividend of €1.21 per share in respect of our 2010 fiscal year. On June 9, 2010, we paid a dividend of €1.21 per share in respect of our 2009 fiscal year. On June 8, 2009, we paid a dividend of €1.21 per share in respect of our 2008 fiscal year. On May 27, 2008, we paid a dividend of €1.21 per share in respect of our 2007 fiscal year. On May 15, 2007, we paid a dividend of €1.05 per share in respect of the 2006 fiscal year.

Dividends paid to holders of our ADSs and non-French resident holders of our shares are subject to a French withholding tax generally at a rate of 30%. However, U.S. holders that are entitled to and comply with the procedures for claiming benefits under the applicable tax treaty may be subject to a 15% rate of withholding tax. See Item 10. “Additional Information—Taxation” for a summary of the material U.S. federal and French tax consequences to holders of shares and ADSs. Holders of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs. In addition, dividends paid to holders of ADSs will be subject to a charge by the depositary for any expenses incurred by the depositary of the ADSs in the conversion of euro to dollars.

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

The following table shows the euro/U.S. dollar exchange rate from 2007 through April 6, 2012 based on the noon buying-rate, as defined below, expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5. “Operating and Financial Review and Prospects.”

Month U.S. dollar/Euro	Period End	Average rate*	High	Low
April 2012 (through April 6th, 2012)	1.31	1.32	1.33	1.31
March 2012	1.33	1.32	1.33	1.30
February 2012	1.34	1.32	1.35	1.31
January 2012	1.31	1.29	1.32	1.27
December 2011	1.30	1.32	1.35	1.29
November 2011	1.35	1.36	1.38	1.32
October 2011	1.39	1.37	1.42	1.33

Year U.S. dollar/Euro
2011	1.30	1.39	1.49	1.29
2010	1.34	1.33	1.45	1.20
2009	1.43	1.39	1.51	1.25
2008	1.39	1.47	1.60	1.24
2007	1.47	1.38	1.49	1.29

*    The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. Unless otherwise specified, the translations from euro to U.S. dollars in this annual report are based on US$1.00 = €0.7729, the Noon Buying Rate on December 31, 2011. On April 12, 2012, the exchange rate as published by Bloomberg at approximately 1:00 p.m. (New York time) was US$1.3164 per one euro.

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks relating to the environment in which we conduct our operations

We may fail to maintain or increase our competitiveness and adapt our business model to rapid changes in environment-related businesses.

Our business is highly competitive and requires substantial human and capital resources and cutting-edge technical expertise in numerous areas. Large international competitors, local niche companies and companies whose structure costs or profitability requirements are lower than ours (in particular public sector operators such as mixed public-private companies in France and Stadwerke in Germany) serve each of the markets in which we compete. Accordingly, we must make constant efforts to reduce our cost structure and remain competitive and convince potential customers of the quality and cost value of our service offerings. We may also need to develop new technologies and services in order to maintain or increase our competitive position, which could result in significant costs.

In addition, our contracts may not be renewed at the end of their term, which, in the case of major contracts, may require us to implement costly reorganization measures. When the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or appropriate compensation to cover our costs of termination, the impact on our results could be substantial. Public authorities may also increasingly seek to assume direct management of water or waste services (particularly under management contracts), increasing the risk of non-renewal.

Even when we are able to renew our contracts, the new terms may be less favorable than the prior terms. Moreover, certain contracts provide for periodic renegotiation of terms, and we may face pressure to agree to less favorable terms upon renegotiation.

Our cost savings and transformation plans may fail to generate the expected cost savings.

We have set cost reduction targets under two plans, but we might not be able to realize the savings objectives in these plans. In 2003, we began our “Efficiency Plan” to save costs, which we continue to implement. In 2011, we began to implement the new “Convergence Plan,” which is part of the transformation of our organization, aimed at standardizing processes, reinforcing the control and steering of operations and streamlining our structure. Key features of these plans are described under Item 4. “Information on the Company.”

These plans could take longer to implement than expected and, with respect to the Convergence Plan, require more costs than planned. In addition, our cost reduction measures are based on current conditions and do not take into account any future cost increases that could result from changes in our industry or operations, including new business developments, wage and price increases or other factors. Restructuring and disposals may harm our labor relations and public relations and could lead to disruptions. Our failure to successfully implement these plans, or the possibility that these efforts may not generate the level of cost savings we expect going forward or may result in higher than expected costs, could negatively affect our results of operations and financial condition.

We may not be able to realize all of the divestments that we are hoping to make. If we do, the proceeds may be lower than we currently expect.

We have announced a divestment program under which we will seek to sell €5 billion of assets over the next two years. In particular, we plan to withdraw progressively from Veolia Transdev, to sell our rate-regulated Water activities in the United Kingdom and solid waste activities in the United States, and to continue to streamline our geographical coverage. Divestitures have inherent risks, including possible delays in closing transactions (including potential difficulties in obtaining regulatory approvals), the risk of lower-than-expected sales proceeds for the divested businesses and unexpected costs associated with the separation of the business to be sold from our integrated systems. We may also lose valuable human resources and significant expertise with respect to financial services, human resources, real estate and general services.

We have conducted and may continue to conduct external growth transactions through acquisitions and/or mergers, which could have a less favorable impact on our activities and results than anticipated, or which could affect our financial condition.

We have conducted and may continue to carry out external growth transactions, in varying legal forms, in particular through acquisitions of businesses or companies or through mergers, and of varying sizes, some of which may be significant at the Group level. These external growth transactions involve numerous risks, including the following: (i) the assumptions underlying the business plans supporting the valuations may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate the companies acquired and their technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired or merged; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be performed at unfavorable terms and conditions; (v) we may increase our indebtedness to finance these acquisitions or mergers; and (vi) we may be forced to divest or to limit the growth of certain businesses so as to obtain the necessary authorizations, in particular with respect to anti-trust authorizations. As a result, the expected benefits of completed or future acquisitions, mergers or other external growth transactions may not materialize within the time periods or to the extent anticipated, or may impact our financial condition.

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

We are also subject to risks related to fluctuations in interest rates. As of December 31, 2011, 47.3% of our gross financial debt bore interest at floating rates after taking into account hedging instruments and fair value remeasurement of fixed-rate debt (see Note 29.1.1 to our Consolidated Financial Statements). Fluctuations in interest rates may also affect our future growth and investment strategy since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Our business is subject to greenhouse gas market and emission allowance risks.

As an operator of energy installations, we are exposed to the inherent risks of the greenhouse gas allowance system introduced by the European Union in the framework of the Kyoto Protocol. The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions. The Kyoto Protocol, which was signed in December 1997, came into force in February 2005. In accordance with this Protocol, Directive 2003/87/EC of October 13, 2003 created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system, which began in 2005, led to the creation of National Allowance Allocation Plans (NAAP). These plans are being implemented in several phases. The pilot phase (NAAP 1), which aimed to set a price on carbon and put in place national registers, ran from January 1, 2005 to December 31, 2007. The ongoing phase 2 (2008-2012) reflects the implementation of the Kyoto Protocol. Allowances are granted free of charge to facilities. If a company exceeds its allowance then it must either adapt its facilities or purchase extra allowances, at market price, from a company that does not need them. Phase 3 (2013-2020) will be a strengthening of the system with a view to reducing greenhouse gas emissions by 20% by 2020 (compared to 1990). As a consequence of this, from January 1, 2013, some of the allowances needed by our Group (Dalkia) will have to be purchased (through an auction system), which is expected to generate additional costs.

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

Our business operations in some countries may be subject to political risks.

Sales outside of France generated 61% of total Group revenue in 2011. While our operations are concentrated mainly in Europe and the United States, we conduct business in markets around the world. We also conduct business in certain emerging countries. In a complex and sometimes unstable international environment, risks relating to conducting business in certain countries can affect our financial position, results of operations, reputation and outlook. In particular, given the nature of our activities and the term of our contracts, our results can partially depend on external operating conditions, including the geopolitical, economic, social or financial situation or the level of development, working conditions and environmental conditions of a given country.

The risks associated with conducting business in some countries can include the non-payment or slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, increased foreign exchange risk and currency restrictions on fund repatriation. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The setting of public utility fees and their structure may depend on political decisions that can impede any increase in fees for several years, such that they no longer cover service costs and appropriate compensation for a private operator. Major amendments to or the uneven application of regulations, social unrest, local authority claims challenging the tax system or the application of contractual terms, foreign exchange control measures and other negative actions or restrictions imposed by governments can also significantly affect operating conditions, particularly in emerging countries. We may not be able to insure or hedge against these risks. Furthermore, we may find we are unable to defend our rights before a court of law in certain emerging countries should we come into conflict with their governments or other local public entities.

The destabilization of a country may generate emergency situations and exceptional risks.

In certain cases, a combination of factors could lead to the general political and economic destabilization of a country in which we operate and even make it difficult for us to conduct business because of reduced security and stability. The risk of nationalization or expropriation of private assets may also be higher for companies of foreign origin. In addition, very large-scale or repetitive natural disasters may also lead to the exceptional disorganization of certain infrastructure (such as roads and means of communication) on which we depend for the conduct of our business and may cause damage to the infrastructure for which we are responsible. We could thus temporarily be unable to perform services according to the conditions defined by contract.

Our business operations are subject to criminal and terrorist risks.

Our activities must comply with stringent regulations that seek to safeguard sites, resources and infrastructure from criminal or terrorist acts. Water is a strategic resource that contributes to public health. In the areas of public transportation, energy services and waste management, our installations and vehicles may become terrorist targets around the world. In addition, our employees work and travel in countries where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently high. As a result, despite the preventive and safety measures implemented by us and the insurance policies subscribed, a criminal or terrorist attack could negatively affect our reputation or operating results.

Risks Relating to Our Operations

Changes in the prices of energy and other commodities or in the price of recycled materials may reduce our profits.

The prices of energy and other commodities can be subject to significant fluctuations and represent major operating expenses of our businesses (particularly diesel fuel, gas and electricity). Although most of our contracts include price adjustment provisions that are intended to pass on any changes in the price of our supplies, often using price indexing formulas, certain events may prevent us from being fully protected against such increases, such as time lags between fuel price increases and the moment when we are authorized to increase prices to cover the additional costs or a mismatch between the price-increase formula and the cost structure (including taxes). A sustained increase in supply costs and/or related taxes could undermine our operations by increasing costs and reducing profitability, to the extent that we are unable to increase our prices sufficiently to cover such additional costs.

In addition, a substantial portion of our Environmental Services division’s revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of recycled raw materials (paper and ferrous and non-ferrous metal). A significant and long-term drop in the price of recycled raw materials, combined with the impact of economic conditions on volumes, has affected, and could continue to affect, our operating results.

Our business is affected by variations in weather conditions.

Varying weather conditions can have an impact on our results of operations. For example, Dalkia generates the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe, while in the water sector, household water consumption tends to be highest between May and September in the northern hemisphere. Accordingly, these two businesses and therefore our results of operations may be affected by significant deviations from seasonal weather patterns.

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

Through Veolia Water Solutions & Technologies, we perform “turnkey” contracts for the design and construction of infrastructure in the water sector, compensated at non-adjustable fixed prices. Our compensation is often subject to the fulfillment of certain performance objectives, the non-fulfillment of which results in imposition of penalties.

The risks to which we are exposed under these types of contracts are generally technical (design and choice of tailored versus tried-and-tested technology), operational (site management during the performance, acceptance and warranty phases, ability to use a technology, that may be imposed by the customer) and economic (fluctuations in raw material prices, other supply prices or foreign exchange rates).

In accordance with standard practice, to the extent possible we seek to cover these risks contractually. We may, however, encounter difficulties over which we have no control, relating, for example, to the complexity of certain infrastructure, weather or economic variations, construction contingencies, the purchase and ordering of equipment and supplies, or changes in performance schedules. In certain cases, we must rely on existing information or studies provided by the customer that may prove inaccurate or inconsistent, or we may be required to use existing infrastructure with poorly-defined operating characteristics. These may lead to non-compliance with contract specifications or generate additional costs and construction delays, triggering, in certain cases, reductions in our revenue or contractual penalties, which could negatively affect our financial position, results or outlook. In certain cases, we must take into consideration public or private customer requests for additional work, whether or not such changes were provided for contractually. These changes may result in changes in the services provided, necessary investments or the invoicing method. While contracts generally include clauses providing for the payment of additional compensation should additional work be requested or should events such as those detailed above occur, we are exposed to the risk of not obtaining amounts sufficient to cover the resulting additional costs, or of obtaining such amounts only after the passage of time.

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

To engage in business, in most cases we must sign a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, costly, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment, which are often preceded by increasingly complex studies and public investigations. We may invest significant resources in a project or public tender without obtaining the right to perform the planned activity or sufficient compensation to cover the cost of our investment. This could arise due to failure to obtain necessary permits or authorizations, or approval from antitrust authorities, or because authorizations are granted contingent on our abandoning certain of our development projects. This result increases the overall cost of our activities and could potentially, were the cost of failure to become too high, force us to abandon certain projects. Should such situations become more frequent, the scope and profitability of our business could be affected.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have incurred and will continue to incur significant costs and other expenditures to comply with our environmental, health and safety obligations as well as in sanitary risk management, in particular with respect to water emissions, drinking water quality, waste processing, soil and ground water contamination, the quality of smoke emissions and gas emissions. We have incurred and will continue to incur significant costs and other expenditures to comply with our environmental, health and safety obligations as well as in sanitary risk management. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including specific precautionary and preventative measures, or to advise our customers so that they undertake the necessary compliance work themselves. Failure by the client to meet its compliance obligations could be prejudicial to us as operator and adversely affect our reputation and growth capacity.

Furthermore, regulatory bodies have the power to launch proceedings which could lead to the suspension or cancellation of permits or authorizations held by us or injunctions to suspend or cease certain activities. These measures may be accompanied by fines and civil or criminal sanctions which could have a significant negative impact on our reputation, activities, financial position, results or outlook. If we are unable to recover this expenditure through higher prices, this could adversely affect our operations and profitability.

Each of our businesses, moreover, may become subject to stricter general or specific laws and regulations, and correspondingly incur greater compliance expenditures in the future. Moreover, the scope of application of environmental, health, safety and other laws and regulations is increasing constantly. As environmental laws and regulations are constantly being amended and tightened, these amendments can require significant compliance expenditure or investment that we may not be able to foresee.

Our operations and activities may cause damage or lead us to incur liability that we might be required to compensate or repair.

The increasingly broad laws and regulations expose us to greater risks of liability, in particular environmental liability, including in connection with assets that we no longer own and activities that have been discontinued. In addition, we may be required to pay fines, repair damage or undertake improvement work, even when we have conducted our activities with all due care and in full compliance with operating permits. In addition, due to lack of scientific data or studies, we may not be aware of risks to human health or the environment caused by our operations that may be identified in the future.

We could be the subject of legal action to compensate damage caused to individuals, property or the environment (including the ecosystem). While our policy is to limit our liability contractually, implement prevention and protection measures and take out insurance policies covering our main accident and operational risks, these precautions may be insufficient, leaving us exposed to significant liability.

In addition, our subsidiaries in France or abroad may, under environmental services outsourcing contracts, perform activities at certain environmentally sensitive sites known as high threshold Seveso sites (classified “AS” under the French “Installations Classified for the Protection of the Environment” (ICPE) system) or low threshold Seveso sites (or the foreign equivalent), operated by industrial customers (particularly petrochemical or chemical industry sites). With respect to such sites, we must manage the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of installations managed by us to customer sites. The regulatory regime governing Seveso facilities applies only within the European Union, but we operate several similar sites outside of the European Union that are often subject to the same level of stringent regulation.

Our business operations may subject our employees to health and safety risks.

Our business operations require significant human resources. The intensity, nature and location of the work required, including on public roads and on customer sites, makes maintaining our employees’ safety particularly important. Despite our specific attention to the health and safety of our employees, which may require us to incur significant costs, we may nonetheless face increased work accidents and illness (both in frequency and severity).

Human resources management issues and industrial disputes could have a negative impact on our image and business.

Our operations, which we carry out on behalf of industrialists or localities, include the provision of essential services and always require human labor for their implementation. We operate in diverse locations, sometimes under difficult working conditions. We cannot guarantee that we will not encounter labor disputes (strikes, walkouts or the destruction of property in extreme cases) that could interrupt our operations over a significant period of time. In particular, our transformation, including the implementation of our Convergence Plan, which includes significant reorganization and the refocusing of our activities on certain businesses and geographical regions, could cause industrial relations to deteriorate and negatively affect productivity and, consequently, our results. Any such disputes could have an adverse effect on our financial condition as well as on our reputation.

We may be unable to maintain and recruit employees with the skills necessary for our evolving business.

Our activities require a wide range of continually evolving skills in order to keep up with changes in our sector, in particular in our environment-related business. We may be unable to seek out new profiles, train staff in new techniques and recruit and train managers in every country where we do business in a timely manner. The implementation of our Convergence Plan, which involves significant reorganization, may exacerbate this risk.

There are legal matters in which adverse outcomes could have a material adverse effect on our business, results of operations and financial condition.

New legal proceedings and inquiries involving our Group were initiated in 2011, including a procedure launched by the European Commission investigating the possible existence of an anti-competitive cartel in the water sector, several actions concerning Société Nationale Maritime Corse Méditerranée (SNCM) and certain State Aid payments received, as well as a purported class action brought before the United States District Court for the Southern District of New York. Unfavorable outcomes in these matters, or in other matters, could materially and adversely affect our results of operations, financial condition, or business. See “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Litigation” and Note 38 to our Consolidated Financial Statements.

The unavailability of our information systems due to disaster or successful hacking could have a material adverse effect on our business, results of operations and financial condition.

Our operations and the management of our business, including the finance and human resources components, depend on the secure and reliable performance of our information systems. The unavailability of information systems because of a disaster or successful hacking involving one or more of these information systems could have major consequences on the quality or even the continuity of service delivered internally and the availability, integrity and confidential nature of our data. Despite all of the efforts and resources implemented to protect and secure our information systems, we may still be the target of a successful cyber attack. Any compromise of our security could result in a loss of confidence in our security measures and subject us to litigation, civil or criminal penalties, and adverse publicity that could adversely affect our financial condition and results of operations.

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

Our auditors, like other independent registered public accounting firms operating in France, are not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

As a public company, our auditors are required by U.S. law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess their compliance with U.S. law and professional standards in connection with their audits of financial statements filed with the SEC. Under French law, however, the PCAOB is currently unable to inspect the audit work and practices of our auditors. As a result of this obstacle, investors who rely on our auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors, which may identify deficiencies in those firms’ audit procedures and quality control procedures and improve future audit quality.

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

The legal and commercial name of our Company is “Veolia Environnement.” Our Company is a société anonyme, a form of limited liability corporation, incorporated in 1995 pursuant to the French Commercial Code for a term of 99 years. Our registered office is located at 36/38, avenue Kléber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 00 00. Our agent in the United States is Terri Anne Powers, Director of North American Investor Relations, 200 East Randolph Street, Suite 7900, Chicago, Illinois 60601—USA, and the phone number of that office is (+1) 312-552-2890.

Our operations are conducted through four divisions, each specializing in a single business sector: Water, Environmental Services, Energy Services and Transportation. Our principal operating subsidiaries in each division are Veolia Eau—Compagnie Générale des Eaux (Water), Veolia Propreté (Environmental Services), and Dalkia (Energy Services). We are in the process of divesting our Transportation business, which we conduct through Veolia Transdev, which is 50% owned by us and 50% owned by the Caisse des dépôts et consignations, a French state-owned financial institution. When referring to the activities of our divisions, we refer to the division names, and when referring to entities within our Group, we refer to their legal names.

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

On July 20, 2000, Vivendi Environnement shares were listed on Euronext Paris.

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

Between 2002 and 2004, we undertook a major restructuring in order to refocus on our core environmental management services activities. This process was completed in 2004 with the sale of various U.S. subsidiaries in the Water division and our indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement activities.

In November 2005, we rolled out our new brand policy aimed at increasing consistency between the divisions of the Group, the visibility of our Company and strengthening our identity and common culture of service values. The Water, Environmental Services and Transportation divisions are now united under a single brand, “Veolia,” which is linked to the name of their activity. The Energy Services division primarily operates under the brand “Dalkia.”

The development of our business in recent years has been significantly influenced by external factors relating both to our markets and to the economic environment in which we operate. After a series of acquisitions in 2006, 2007 and early 2008, the global financial crisis imposed significant financial constraints on public authorities and public customers. We implemented a policy of increased vigilance with respect to our investment activity, and established in 2009 a divestiture program of €3 billion for 2009-2011, a target that we were able to exceed. We also began to implement our Efficiency Plan, an initiative started in 2003 that targeted significant cost savings. We have met the goals of the Efficiency Plan in each year since then.

In May 2010, we signed an agreement to combine our transportation subsidiary, Veolia Transport, with Transdev. The transaction closed on March 3, 2011, creating Veolia Transdev, in which we hold a 50% interest, with the remainder held by the Caisse des dépôts et consignations, a French State-owned financial institution.

In 2011, we were affected by a number of changes in our markets, including pressure on credit markets in Europe as a result of uncertainties relating to the credit quality of certain sovereigns, coupled with lower GDP growth and decreased public spending in mature markets, which put increasing pressure on margins. In this context, we announced a strategic transformation plan (described in more detail below), based on refocusing our activities and business portfolio and changing our organizational structures to reduce costs further. The transformation plan targets €5 billion in asset divestments over the next two years, the concentration of activities on the three main business lines (Water, Environmental Services and Energy Services), the progressive exit from the Transporation business, and the sale of rate-regulated Water activities in the United Kingdom and solid waste activities in the United States.

Business Overview

The following table provides our revenues by division for the year ended December 31, 2011. We have commenced our progressive withdrawal from the Transportation business. As a result, our share of the results of operations of Veolia Transdev are recorded as a discontinued operation and do not appear in this table.

2011 Revenues

(in € million)	Water	Environmental Services	Energy Services	Total consolidated
Europe	8,732.8	7,098.7	6,534.3	22,365.8
of which France	4,560.1	3,384.2	3,515.1	11,459.4
of which Germany	1,519.3	1,210.2	9.5	2,739.0
of which the United Kingdom	811.6	1,626.0	194.2	2,631.8
of which other European countries	1,841.8	878.3	2,815.5	5,535.6
United States	743.0	1,230.3	314.0	2,287.3
Rest of the world	3,141.3	1,411.2	441.7	4,994.2
of which the Middle East	281.0	105.1	93.4	479.5
of which Oceania	238.6	704.6	49.8	993.0
of which Asia	1,573.3	237.8	100.6	1,911.7
of which Rest of World	1,048.4	363.7	197.9	1,610.0
TOTAL	12,617.1	9,740.2	7,290.0	29,647.3

Our Overall Strategy

We are the only international company focused on the environmental services sector, currently operating through four divisions, Water, Environmental Services, Energy Services and Transportation, at the service of our public authority, industrial and service-sector customers.

We provide most of our services under long-term contracts that generate recurring income and provide visibility. Through tailored provisions reflecting the needs of different markets, these contracts allow for gains in economic performance and environmental efficiency from technical, labor and organizational improvements.

Over the last fifteen years, we have developed and adapted a range of management models in several countries. This ability allows us to benefit fully from the potential of the environmental services market around the world, by positioning ourselves in areas of high economic growth in countries that have accepted the outsourcing model for the management of public services.

We target balanced and responsible growth, reflecting the long-term nature of our commitments, the extent of needs which also represent opportunities and the impact of our activities on the environment. We consider the long-term interests of all stakeholders – shareholders, lenders, employees and customers.

Faced with a changing global environment presenting new challenges, we are adapting and transforming our organization.

The financial crisis in Europe and the downturn in public finances in mature countries have increased pressure on selling prices and require tighter cost control. At the same time, expanding demand for environmental services (accelerated urbanization, new regulations, etc.) in high-growth as well as developing countries presents substantial development opportunities that form part of our selective growth policy. As the corporate reference in sustainable development, we are supported by solid fundamentals, leading positions in several markets, an extensive portfolio of long-term contracts and growth platforms in several emerging countries.

During 2011, we launched a transformation plan aimed at:

•

increasing our positions in high-growth markets;

•

maximizing our competitive advantages;

•

developing synergies between our different businesses;

•

strengthening our leading positions.

This transformation policy comprises several components:

•

refocusing our business, enabling us to decrease net financial debt;

•

simplifying and tightening our organizational structure; and

•

cutting costs.

With greater financial flexibility and a service offering focused on high added-value service and technology solutions, we should be well placed to seize profitable growth opportunities.

As part of our transformation, we are refocusing our business activities and deleveraging our financial structure.

To attain this objective, we have launched a €5 billion asset divestment program for the period 2012/2013. This plan includes refocusing on core geographical regions and the disposal of certain assets, including the following significant assets:

•

the Transportation business;

•

rate-regulated water subsidiaries in the United Kingdom; and

•

solid waste activities in the United States.

We no longer believe that the Transportation business has its place within the Group, following an increase in the capital intensity of this business, and given the limited nature of synergies with our other businesses. Secondly, our rate-regulated water subsidiaries in the United Kingdom offer limited growth potential and are not part of our priority core markets. Finally, following a number of disposals in the environmental services sector in the United States in 2009, our critical size in that country and sector is insufficient to justify continuing solid waste activities there. The disposal program also supports our debt reduction policy, which aims to bring net financial debt to under €12 billion by the end of 2013.1

1    Excluding exchange rate effects.

We are simplifying and tightening our organizational structure.

In 2011, we began to implement the new “Convergence Plan”, which is part of the transformation of our organization, aimed at standardizing processes, strengthening control and operational management and simplifying our organizational structure through the following steps:

•

the rationalization of organizational structures across all our entities:

o

redefinition of responsibilities at all management levels,

o

greater control by functional teams,

o

standardization of processes.

•

and a pooling process that encompasses:

o

certain support functions within the regions,

o

procurement and technology systems,

o

marketing resources, to improve and standardize commercial offerings and solutions proposed to public authorities and industrial companies.

We are aiming to realize significant cost savings.

By continuing the Efficiency Plan implemented in 2003, we aim to boost our operational performance and generate gross savings of €225 million in 2012 (excluding divestitures) and annual savings of €270 million from 2013 (excluding divestitures). Under the terms of certain contracts, we hope to generate savings that can in part be passed on to customers.

Our “Convergence Plan” aims to generate further savings, by reducing administrative, functional and operating costs in the short-term and through the transformation of the organizational structure in the long-term. Under the “Convergence Plan”, we anticipate a negative net impact on operating income on the order of €20 million in 2012, following which we target positive net impacts of €120 million in 2013, €220 million in 2014 and €420 million in 2015 (after divestitures).

We are positioning ourselves to be able to seize profitable growth opportunities.

With greater financial flexibility and through a strict and disciplined growth policy, we plan to concentrate our efforts on profitable organic growth opportunities that benefit from our technological, commercial and human resource expertise and our ability to offer a wide range of high added-value environmental services.

We will prioritize our investments, focusing first on meeting the objectives set by our transformation program: processing or recovering the most difficult pollutants (including hazardous waste, sludge from sewage treatment plants, CO2 emissions), offering solutions to deal with the increasing rarity of resources, and managing large-scale public services with efficiency, offering public and industrial customers cutting-edge solutions to increasingly complex challenges. These investments are intended to enable us to seize the best growth opportunities, based on a matrix of regions and businesses offering the highest levels of profitability. We plan to focus in particular on the water sector (management of major networks, etc.), environmental services (hazardous waste processing, integrated contracts in the United Kingdom etc.) and energy services (local production and optimization), as well as high added-value service management and offerings for industrial companies. Geographically, we plan to continue our development in the European Union, as well as in North America and Northern Asia where we already have a strong presence. Finally, we will accompany major industrial customers as they expand their geographical presence, particularly in emerging countries and Australia.

We have also launched negotiations with the French Electric company Electricité de France, or EDF (which holds 34% of Dalkia and 50%, directly and indirectly, of Dalkia International) to rejuvenate the partnership between our two groups in a bid to optimize synergies and simplify and strengthen the governance of our joint energy services subsidiary.

At the end of 2013, we aim for our Group to be composed of three divisions operating in the water, environmental services and energy services sectors, with an organizational structure that is more reactive and that benefits from increased financial flexibility and operating cash flow enabling us to seize growth opportunities in mature countries where we have leading positions, as well as in developing countries.

Our Strategy by Division

Water

Through our Water division we intend to continue expanding our services around the world, while striving to ensure the quality and safety of the water we provide, conserve natural resources and protect the environment.

Veolia Eau will continue to optimize the allocation of its resources, operating costs and profitability, both in its “Operations” and “Technology and Network” businesses. Veolia Eau has a three-pillar strategy:

•

Pillar one comprises municipal activities where capital intensity is high (e.g. in China, Germany and Central Europe) or growing (France). Capital intensive municipal activities involve a public client and substantial investment either for acquisitions (i.e., privatizations) or to build or modernize infrastructure. Through sustained organic growth, the aim is to increase the profitability of Chinese assets, reorganize and rationalize Veolia Eau activities in France (in light of significant pressure on margins), and invest selectively in Eastern and Central Europe.

•

Pillar two comprises municipal activities where capital intensity is low, such as operating activities in the United States and Japan and Technology and Network activities for municipal customers. Low capital intensive municipal activities involve a public water company (generally owned by the municipality) and the provision of technical services such as asset management, maintenance optimization or subscriber relationship management services. We aim to capitalize on Veolia Eau’s expertise in asset renewal management, operating customer services and operating drinking water and wastewater treatment plants, and in the case of Technology and Network activities, to propose high-tech offerings.

•

Pillar three comprises industrial customer activities in the Operation and Technology and Networks sectors. These activities are performed at customer sites (primarily in emerging countries) and focus on three major industrial sectors:

o

heavy industry or industrial sectors exposed to substantial environmental restrictions, such as the mining or petroleum industries,

o

industries subject to strict specifications governing the use of water (e.g., food industry, cosmetics or semi-conductors), and

o

industries discharging recoverable effluents, such as the petrochemical industry, or enabling the recovery of energy sources such as biogas in certain treatment sectors.

In each of these pillars, we aim to have our Water division stand out from the competition through the high-tech content of its offerings.

Environmental Services

Through our Environmental Services division, we intend to continue our expansion as the global benchmark in the management and recovery of waste.

Demand in this sector is rising, driven by growing environmental awareness, resulting in increased regulation and higher public expectations in a number of countries, and by the increasing rarity of raw materials and energy, which tends to drive the progressive move from landfilling and elimination to recycling and the transformation of waste treatment and recovery methods. As a result, experts who can provide long-term services under cost-effective conditions and in compliance with environmental regulations are highly sought after. The transition towards a model with a higher recycling component also involves increased exposure to fluctuations in energy and raw materials prices.

In this evolving context, we will focus our efforts through Veolia Propreté on:

•

transforming our activities, from elimination to recovery, at the right pace in accordance with local requirements;

•

developing industrial hazardous waste processing and recycling activities, benefiting from our competitive advantages and the high added value of our services;

•

adapting our collection activities to reflect current market conditions (reduced volumes, significant pressure on prices) and demand for collection systems with a higher technology component;

•

accelerating the transformation of waste processing methods away from elimination and towards recovery,

•

increasing the profitability of our activities by renegotiating fees, maximizing the use of our production tools and reducing structural costs (particularly by adapting them to activity levels, which tend to mirror economic cycles), while seeking, wherever possible, to generate economies of scale with our other businesses;

•

strengthening control of risks relating to energy price volatility; and

•

continuing a strict and disciplined growth policy, with controlled investment.

The following growth sectors have been identified and prioritized:

•

non-hazardous waste recovery in Europe;

•

the treatment and recycling of industrial hazardous waste;

•

Private Finance Initiatives (“PFI”) and Public-Private Partnerships (“PPP”) integrated waste management contracts in Europe.

We plan to sell our solid waste activities in the United States and focus on industrial services and hazardous waste.

Energy Services

Through our Energy Services division, we are a global player in the energy services market. Dalkia provides innovative solutions for the sustainable growth of cities and companies. In a context of climate change, energy price volatility and increasingly rare resources, Dalkia places our expertise at the disposal of public authorities and companies to help in developing, designing and managing energy solutions with a higher technology component that are more environmentally friendly and less expensive.

Energy needs continue to rise while resources are becoming increasingly rare and expensive (with crude oil prices driven by global demand nearing U.S. $100 a barrel in 2011 and continuing to rise in 2012) and environmental regulations have also tightened. In this context, where energy must remain a factor of shared progress, as was the case for coal and crude oil in the last two centuries, energy and environmental efficiency is essential to meeting the energy challenges of the 21st century. It is also Dalkia’s business.

Dalkia’s core business focuses on optimizing the use of all sources of energy at customer sites, industrial production sites, service-sector sites and in all types of buildings. Dalkia has progressively developed a range of activities based on energy and environmental efficiency: heating and cooling networks, industrial utilities and energy services.

Our strategy focuses on establishing ourselves as a leader in the roll-out of new solutions which will accompany the energy revolution of the coming decades towards a more sustainable world that is less energy-hungry and more respectful of the environment and climate stability. Biomass-based offerings and energy-performance contracts are our priority.

Through Dalkia, we also intend to refocus our activities on our core businesses and the priority regions for our development, which are those where:

•

roll-out of the three target activities is possible: heating networks, energy services and industrial utilities;

•

local market factors are favorable: severe weather conditions, energy market characteristics, ability to form partnerships with the private sector, growth potential, public policies favorable to the development of target markets; and

•

Dalkia can become a major player in the market within five years and can mobilize synergies with our other activities or those of EDF.

France, Continental Europe, the United Kingdom/Ireland, North America, China and the Gulf States have already been identified as priority geographical regions.

Transportation

In December 2011, we decided to focus our activities on our three business lines and withdraw from the Transportation business, which we conduct through Veolia Transdev, our 50/50 joint venture with Caisse des dépôts et consignations since the combination in March 2011 of our subsidiary Veolia Transport with Transdev. We favor an orderly process of progressive withdrawal from Veolia Transdev.

Veolia Transdev aims to become a major transportation service provider on a worldwide scale. Its strategy is based on:

•

strengthening its profitability by benefiting from synergies generated by the combination of Veolia Transport and Transdev, the implementation of performance and efficiency plans and improvements to the performance of certain unprofitable contracts; and

•

a geographical refocus on certain regions, involving the consolidation of activities in major countries; priority will be given to the development of high added value activities (particularly transportation-on-demand) and a study of disposal projects for certain other activities.

The major challenges in this sector are tied to an ever-rising demand for transportation, with growing requirements in terms of fluidity and flexibility. Public transportation networks must also take into account environmental concerns and propose increasingly high performing solutions to improve the quality of city travel and reduce car congestion.

Description of Our Main Businesses

Water

Veolia Environnement, through Veolia Eau-Compagnie Générale des Eaux, is the world’s leading provider(*) of water and wastewater services to public authorities and industrial companies. In addition, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies, is one of the world’s leaders in the design of technological solutions and the construction of structures for the performance of such services. Veolia Eau provides drinking water to more than 103 million people and supplies 73 million people with wastewater services.

As of December 31, 2011, Veolia Eau had 96,651 employees around the world. The Water division is present in sixty-nine countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Czech Republic, Slovakia and Romania. The Asia-Pacific region (mainly China, Korea, Japan and Australia) also remains an important development objective, with the signing of a number of major contracts with municipal and industrial customers over the past several years. Veolia Eau also has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Milwaukee. Finally, Veolia Eau is present in the Middle East and Africa. Thanks to its network of research centers in France and abroad coordinated by the Group, Veolia Eau has mastered numerous major technologies and tools within the water sector. Veolia Eau is therefore able to offer highly-skilled services in the areas of health protection, spillage reduction, productivity enhancement of water networks and plants, and preservation of resources.

Combined with our strong local presence and more than 150 years of experience providing services to municipal and industrial customers, our technical expertise is a significant advantage in the extremely competitive water services market. Increased demand within the water services market has been substantially driven by customers seeking to optimize the management of their existing resources, whether they be municipalities seeking to respond to the trend towards urbanization, or industrial customers. New solutions, such as desalination of seawater, a sector where Veolia Eau recently excelled in the Middle East, or the re-use of treated water, may represent an appropriate response to specific situations.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Water division, after elimination of inter-company transactions.

Water*
(in € million)	Year ended December 31, 2011	Year ended December 31, 2010 **	Change 2011/2010
Revenue	12,617.1	12,250.3	3.0%
Operating income	860.5	1,046.1	(17.7) %

*     Including our share in the results of the water activities of Proactiva, our joint venture with FCC, and of the activities of Artelia.

**   In accordance with IFRS 5, non-current assets held for sale and discontinued operations, the Income Statement of Proxiserve in the Water division (sold at the end of 2011) is presented in a separate line, net income from discontinued operations. Furthermore, water activities in Gabon transferred to discontinued operations in 2010 with a view to their disposal were added back in the different income statement accounts in 2011 following the interruption of the divestiture process at the beginning of 2011.

(*) Source Pinsent Masons Water Yearbook 2011-2012.

Overview of the Water Division

Veolia Eau manages municipal drinking water and/or wastewater services on five continents through a geographical structure featuring a strong local presence. Contracts with public authorities are typically long-term and range from ten to twenty years in length and potentially up to fifty years under certain circumstances. These contracts take various forms, tailored to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others. They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of the assets (except in the United Kingdom) and retaining authority over water policy. Changes in legislation and certain framework agreements have enabled us to integrate more elaborate mechanisms into our contracts allowing us to share in the added value (productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage customer relations, and we are constantly improving the efficiency of our services and specific information systems. In certain countries where public authorities have sought to either implement new water and wastewater treatment systems or to improve the functioning of existing ones, we offer feasibility studies and technical assistance, which may include research plans, coordination and acceptance, network modeling and financial analysis. Outsourcing contracts with industrial and commercial customers generally have a term of three to ten years, although certain contracts have terms of up to twenty years.

Service Contracts with Public Authorities and Industrial Customers

The main focus of our water business is on water and wastewater management services for public authorities and industrial customers, which we refer to as “Operations” activities. We provide integrated services that cover the entire water cycle. Our activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. We also manage customer relationships, providing billing services and call centers, etc. Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts tailored to local environments. We continue to develop our service offering for industrial customers, capitalizing on its local presence in many regions and an appropriate organizational structure.

Engineering and Technological Solutions for the Treatment of Water

Through our “Technology and Network” activities, we develop technological solutions and design/build the infrastructure necessary to provide water services on behalf of public authorities and industrial and service sector customers. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized equipment, which is both reliable and high-performing, designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and customer service of these installations. We treat groundwater, surface water, brackish or seawater, wastewater and refined sludge. Through a combination of physical, chemical and biological treatments, we have developed a comprehensive range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. Our recycling/reuse systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing water consumption, operating costs and environmental damage. Through SADE, we also design, build, renew and recover urban and industrial drinking water and wastewater networks and related infrastructures, in France and around the world. SADE’s services cover each stage of the water cycle, from collection to release, and its public and industrial customers benefit from SADE’s experience in this area.

Key Factors

The key factors that may have an impact on the activities of Veolia Eau are of a technical, contractual and economic nature. They mainly concern the following success factors:

•

The key factors potentially impacting the “Operations” business are, from an economic point of view, trends in volumes billed, the ability to obtain, within the planned time-period, price increases in line with Group objectives and the ability to implement cost cutting programs. From a technical point of view, the ability to satisfy service commitments negotiated with the customer or regulator and, from a commercial point of view, the ability to renew existing contracts under satisfactory terms and conditions in a highly competitive environment are also essential. Our ability to control costs and obtain favorable terms and conditions in our contracts are key success factors, particularly in the Operations business in France. In certain cases, contracts provide for an interim renegotiation of terms and conditions prior to the contractual expiry date.

•

A number of our contracts in France will expire or face renegotiation in the coming years. The following table presents annual revenue (based on 2010 figures) generated by the principal contracts that are to be renewed or renegotiated during the 2012 to 2014 period:

City	2010 Revenue (in € million)	Contract expiry date
Marseille	112	2013
Lyon *	100	2016
Toulouse – Water treatment	48	2020
Toulouse – Drinking water	42	2020
Nice **	36	2017
Montpellier	20	2014
Toulon	21	2019

*    This contract, scheduled for renegotiation in 2012, is covered by the “Olivet Commune” Order: the term of the contract beyond 2015 has not yet been confirmed. See “—Contracts” below, for a description of the “Olivet Commune” Order.

**  This contract is covered by the “Olivet Commune” Order: the term of the contract beyond February 2015 has not yet been confirmed.

•

The Technology and Networks business is potentially affected, at an economic level, by the rate of projects launched by public authorities and certain major industrial companies, as trends in demand levels have a direct impact on the order book. Continued technological leadership in tender bids and the ability to manage constraints and master technical solutions in the performance of contracts, are determining factors. Finally, at a contractual level, rigor in the negotiation and performance of contracts are also key factors in this sector (particularly the ability to meet deadlines and cost budgets).

Description of Activities in 2011

Our activity levels increased slightly year-on-year in 2011 and were marked by a contractual erosion in France, mainly due to the new terms and conditions of the renewed Paris suburbs contract (Syndicat des Eaux d’Ile de France (SEDIF), renewed in 2010). We recorded strong growth in Europe following the acquisition of certain United Utilities businesses in 2010, and modest growth in Asia.

The Technologies and Network business reported a slight increase in activity levels, as completion of the desalination worksites in the Middle East was more than offset by the marked recovery in industrial activities and the start-up of work on the Hong Kong sludge incinerator.

In France, we provide approximately 24 million residents with drinking water and 17 million with wastewater services. The delegated management public service contracts that were renewed in 2011 represent estimated cumulative revenue of €1.01 billion in a highly competitive environment. The major successes of the period include the Montauban 9-year public service delegation contract. This city with a population of 58,000 decided to place its confidence in the delegated management model. Other successes include the renewal of drinking water contracts for the cities of Perpignan, Mandelieu, Ville du Port in La Réunion, and Beauvais. The main contract renewals include wastewater treatment contracts with Perpignan and the Melun Val de Seine Conurbation and the Caen and Aix-en-Provence wastewater treatment plants. We also lost a number of contracts, including the operating contract for the provision of drinking water to the cities of Hyères and Rambouillet and for the wastewater treatment plant in Angers. Overall, lost annual revenue represented by these contracts was offset by new public service delegation contract wins (services previously rendered by local authorities or our competitors) and service contract wins.

In this context and with the continued fall in unit consumption (down approximately 1% on volumes sold in 2010), we launched a plan (called project Hellébore) to reorganize our Water activities in France and to increase standardization of our operations and strengthen our resources allocated to commercial development. In addition, we continue to respond to the “ecological emergency” and are proposing service with an exemplary environmental footprint in terms of both resource use and carbon emissions.

Over and above the favorable impact of the acquisition of certain United Utilities activities at the end of 2010, activity rose significantly in Europe mainly due to a rise in volumes observed in our German companies and the impact of price increases in the Czech Republic and Romania. In Asia, 2011 was marked by further price increases in China (e.g., Shenzhen), by a surge in activity in Japan following the earthquake in March 2011 and by the completion of the Adelaide contract in Australia. In the United States, 2011 was marked by the early termination of the Indianapolis contract and by commercial wins in the industrial sector.

Major Contracts in 2011

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
OPERATIONS
France
Montauban	November	New	9 years	46 million	Public service delegation contract for drinking water
Perpignan	October	Renewal	12 years	196 million	Public service delegation contracts for drinking water and wastewater treatment
Melun	December	Renewal	12 years	105 million	Public service delegation contract for wastewater treatment
Asia
Hefei, China	December	New	15 years	10 million	Operation of an industrial wastewater treatment plant
North America
California, United States	January	New	10 years	51 million	Contract to design, build and operate a water treatment plant for a petroleum field
Oklahoma City, United States	January	Renewal	6 years	46 million	Operation and maintenance of wastewater treatment services
Western Virginia, United States	May	New	10 years	37 million	Contract to design, build and operate a wastewater treatment plant (mining industry)
Europe
Bucharest, Romania	May/July	New*	14 years	600 million	Operation of a wastewater collection system (Caseta) and a wastewater treatment plant (Glina)
Middle East
Oman	January	New	5 years	31 million	Assistance with the operation of drinking water services
TECHNOLOGY & NETWORKS
Az Zour Sud, Kuwait	March	New	30 months construction + 5 years operation	79 million	Contract to design, build and operate a seawater desalination plant
Yanbu, Saudi Arabia	July	New	17 months	45 million	Technology supply contract for a drinking water plant
Achères, France	July	New	6.75 years	196 million	Contract to design/build the biological treatment system as part of renovation work at the Seine plant
Niger	November	Renewal	10 years	290 million	Public service operating contract for the production, transportation and distribution of drinking water
* More specifically, the extension of the existing contract scope.

Main Acquisitions and Divestitures in 2011

The main divestitures during the year include:

•

in France,

o

the sale to Fonds Latour Capital of Proxiserve, held jointly by Veolia Eau-CGE and Dalkia,

o

the sale to Claire of Sainte-Lizaigne,

o

the sale of the P.I.C.A. (Produits Industriels Charbons Actifs) Group,

•

in Europe, the sale by Berlinwasser International of its subsidiary Berlinwasser China Holdings to Metito Group,

•

in Asia, the sale by Veolia Water Philippines of its subsidiary Clark Water Corporation to Manila Water, a subsidiary of Ayala Group

Following the creation, acquisition or consolidation of 25 companies in 2011 and the liquidation, divestiture or transfer of thirty-eight companies, the Water division (excluding Proactiva) was composed of 742 companies as of December 31, 2011, compared to 755 in 2010.

Environmental Services

Through our subsidiary Veolia Propreté, we are the worldwide reference in this sector(2), where we are involved in waste collection, recycling, processing, treatment and handling waste in all forms and at all stages of the waste cycle. Veolia Propreté manages liquid and solid waste, non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to recovery, on behalf of both industrial and public-sector customers, such as local authorities.

As of December 31, 2011, Veolia Propreté employed 77,421 people(3) around the world, in approximately 33 countries. We have partnerships with over 750,000 industrial and public-sector customers(4) and serve nearly 61 million residents on behalf of local authorities. As of December 31, 2011, we manage approximately 746 waste processing units (excluding landfill sites in the post-closure phase and soil decontamination plants).

The term of our contracts usually depends on the nature of services provided, applicable local regulations and the level of industrial investment required. Collection contracts usually range from one to five years, while waste processing contracts can range from one year (for services provided on sites belonging to Veolia Propreté) to thirty years (for services involving the financing, construction, installation and operation of new waste processing infrastructures).

2    Source: Internal Studies and Eurostat.

3    As at December 31, 2011, there were 77,421 managed employees, including 7,070 allocated to Proactiva environmental services and 1,169 shared employees allocated to the Environmental Services division.

4    Figures below (number of inhabitants, population served, tonnages, etc.) do not include Proactiva, unless specifically indicated.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Environmental Services division, after elimination of inter-company transactions.

Environmental Services*
(in € million)	Year ended December 31, 2011	Year ended December 31, 2010 **	Change 2011/2010
Revenue	9,740.2	9,337.8	4.3%
Operating income	359.6	585.8	(38.6)%

*     Including our share in the results of the environmental services activities of Proactiva, our joint venture with FCC.

**   In accordance with IAS 8, Accounting policies, changes in accounting estimates and errors, 2010 figures have been adjusted for the impact of the 2010 fraud in the Marine Services business in the United States, discovered during the second quarter of 2011.

Overview of the Environmental Services Division

Veolia Propreté furnishes waste management and logistical services, which include waste collection, waste processing, cleaning of public spaces, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

Downstream, we conduct basic or more complex waste processing operations in order to eliminate pollutants and transform waste into a resource. Thus, Veolia Propreté:

•

sorts and processes waste in order to create new raw materials, otherwise referred to as recycling or material recovery;

•

transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agricultural recycling;

•

processes waste in the least damaging way possible, through landfill sites or incineration;

•

produces electricity or heat using waste in landfill sites or incineration, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into three major business sectors: environmental services and logistics for public authorities and industrial companies, sorting and recycling of materials and waste recovery, and processing through composting, incineration and landfilling.

Key Factors

The key factors that may influence our activities are of a technical, contractual and economic nature and mainly concern the following success factors:

•

A presence at all points of the waste value chain, from pre-collection through to processing and recovery, in an appropriate range of geographical areas at different stages of maturity, enabling the identification and control of innovative, tailored solutions for proposal to customers and setting us apart from the competition in this market;

•

The management of risks relating to the protection of the environment and the safety of individuals and installations;

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

•

The quality of contractual management for long-term contracts (major clauses, price review formulae, guarantees and deposits, etc.); and

•

Management of economic and financial risks: volume fluctuations, volatility of raw material prices (fuel, materials sold such as paper and metals), customer risk, foreign exchange and interest rate risk.

Environmental Services and Logistics for Public Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Each day, we provide urban cleaning services in many cities throughout the world, including London, Paris, Singapore and Dresden. Veolia Propreté also provides mechanized street cleaning and building facade treatment services.

Cleaning and Maintenance of Industrial Sites

We provide cleaning services at the sites of our industrial and service sector customers, including cleaning of offices and maintenance of production lines.

In the industrial sector, cleaning services are extended to food-processing plants, and heavy industry and high-tech sites, where we offer specialized cleaning services (high pressure or extreme high pressure cleaning). We also offer cryogenic cleaning, and reservoir cleaning services at refineries and petrochemical sites. Finally, we have developed emergency services to treat site contamination in the event of an accident or other incident.

Liquid Waste Management

Through our specialized subsidiary SARP, we provide liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.

We have developed liquid waste management procedures that emphasize environmental protection, such as on-site collection and the recycling and reuse of water during the processing of liquid waste. Used oil, which is hazardous for the environment, is collected before processing and re-refining by a Veolia Environmental Services subsidiary specializing in the management of hazardous waste.

Soil Decontamination

Land redevelopment and the expansion of residential and business areas may lead to the use of sites where the soil has been polluted through prior use. We provide specific techniques for treating difficult sites, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning accidental spills and bringing active industrial sites into compliance with applicable environmental regulations.

Collection

In 2011, nearly 61 million people around the world benefited from our waste collection services. We collect household waste through door-to-door pickup or through pickup at designated drop-off sites, and collect commercial and non-hazardous industrial waste. We maintain the cleanliness of green areas and carry away “green” waste and also collect hazardous waste on behalf of our service sector and industrial customers, including hospital waste, laboratory waste and oil residue (ships, gas stations, etc.) and diffused hazardous waste.

We also provide related services to our public sector and industrial customers, such as preliminary studies of future waste collection needs and waste tracking after collection.

Transfer and Regrouping of Materials

Waste of the same type is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to the appropriate processing center.

Hazardous waste is usually transported to specialized physical-chemical treatment centers, recycling units, special industrial waste incineration units or landfill sites designed to receive inert hazardous waste.

Sorting and Recycling of Materials

We process waste with a view to reintroducing such waste into the industrial production cycle.

Our recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mix with other recyclable materials.

We recover solid waste received at our 286 sorting and recycling centers. These specialized centers separate the different components of complex waste, such as electric and electronic products and fluorescent lamps. We work upstream in partnership with industrial customers and with our research center to develop new recycling activities. Recycled material is sold or distributed to intermediaries or directly to industrial customers.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

We have a wide range of treatment centers, comprising sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfill sites.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. At our 126 Veolia Propreté composting units, we process urban and industrial sludge, part of which is then reintroduced into the agricultural cycle through land spreading, with a related tracking service.

Incineration and Waste-to-Energy Recovery

We operate 63 waste-to-energy recovery and incineration plants, which process non-hazardous solid waste (mainly urban waste).

Energy is generated from the heat created by incinerating waste at these plants. We use this energy to supply urban heating networks or sell it to electricity providers.

Landfilling and Waste-to-Energy Recovery

In 2011, Veolia Propreté had 121 non-hazardous waste landfill sites (excluding landfill sites for inert waste). We have developed expertise in processing waste through methods that reduce emissions of liquid and gas pollutants. In addition, 96 landfill sites have recovery systems to transform biogas emissions into alternative energies (including landfill sites in the post-closure phase).

Processing of Hazardous Waste

In 2011, we had 23 incineration units for hazardous industrial waste, 62 processing units using physical-chemical and stabilization methods, 15 class 1 landfill sites and 34 specialized recycling centers.

The principal methods used for processing industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by processing at specially-designed landfill sites, and physical-chemical processing of inorganic liquid waste.

Through our specialized subsidiaries, SARP Industries and VES Technical Solutions (in the United States), we have a worldwide network of experts, which has helped us become a world leader in the processing, recycling and recovery of hazardous waste.

Description of Activities in 2011

Major Contracts in 2011

The following table shows the major contracts signed in 2011 with either public authorities or industrial or service-sector companies (5):

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
SYCTOM Nanterre	May	Renewal	6	36 million	Sorting of household waste produced by a system of selective collection
Gironde Right Bank inter-communal authority	November	Renewal	5	30 million	Collection and processing of household waste and equivalent
City of Hyères les Palmiers	April	Renewal	6	25 million	Collection of household and municipal waste + selective collection of recyclable materials
Bourget Airport	June	Renewal	5	18 million	Collection of household waste and equivalent
Pays de Lorient	June	Renewal	7	14 million	Operation of a biological treatment plant for bio waste and residual household waste
SMITOM LOMBRIC Center West Seine and Marnais	August	Renewal	8	11 million (EIG total €19 million)	Collection and transportation of household waste and equivalent
CDA La Rochelle	November	Renewal	3	11 million	Operation of the La Rochelle waste-to-energy plant
City of Paris – Clichy Batignolles	October	New	12	4.6 million (EIG total €18 million)	Vacuum waste collection
Europe (excl. France)
Hertfordshire County Council (United Kingdom)	July	New	25	1.6 billion	Integrated contract for the processing and elimination of residual waste
London Borough of Haringey (United Kingdom)	April	New	14	282 million	Waste collection and recycling and town cleaning services
Chesterfield District Council (United Kingdom)	December	Renewal	7	14 million	Waste collection and recycling and related services
North America
UPS	June	New	5	38 million	Processing of hazardous waste
Columbia County, Florida	September	New	5	14 million	Collection of household waste and equivalent
Aberdeen Proving Ground	May	Renewal	4	10 million	Collection and processing of hazardous waste
Singapore
National Environmental Agency	January	Renewal	7	53 million	Collection of household waste and equivalent

Main Acquisitions and Divestitures in 2011

On March 25, 2011, we sold our sorting-recycling activities in Norway. On August 10, 2011, solid waste activities in Belgium were also sold. Following the creation, acquisition or consolidation of 32 companies in 2011 and the liquidation, divestiture or merger of 48 companies, the Environmental Services division (excluding Proactiva) comprised 631 companies as of December 31, 2011, compared to 647 in 2010.

5    Revenues estimated under the contracts won in 2011 have been converted into euros at the closing exchange rate as of December 31, 2011 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Energy Services

We conduct our energy service activities through Dalkia, a global provider of energy services to companies and public authorities. Primarily in our role as a decentralized producer of thermal and electrical energy, we develop offerings for heating and cooling networks, industrial utilities and energy services. We seize opportunities offered by the development of the energy market and the need to contain energy consumption. We are present at all stages of the energy chain from decentralized production to optimizing distribution and containing demand, to improve the performance of energy systems. We join forces with our customers, helping them optimize their energy purchases and improving the efficiency of their installations both in terms of cost and atmospheric emissions.

Dalkia is owned 66.0% by Veolia Environnement and 34.0% by EDF. In France, Dalkia conducts its business through Dalkia France, a 99.9% subsidiary of Dalkia, while abroad Dalkia conducts its business through Dalkia International, owned 75.8% by Dalkia and 24.2% by EDF. Dalkia’s results are proportionately consolidated in the Consolidated Financial Statements.

As of December 31, 2011, Dalkia had 52,698 employees in 40 countries around the world, particularly in Europe. The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Energy Services division, after elimination of inter-company transactions.

Energy Services*
(in € million)	Year ended December 31, 2011	Year ended December 31, 2010**	Change 2011/2010
Revenue	7,290.0	7,176.1	1.6%
Operating income	(37.2)	529.3	(107.0)%

*     Including the share in the results of industrial multi-service entities, of the activities of Artelia and of renewable energy activities.

**   In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statement of Proxiserve in the Energy Services division (sold at the end of 2011) and Citelum urban lighting activities in the course of divestiture are grouped together in a separate line, Net income from discontinued operations.

Overview of the Energy Services Division

Dalkia is currently facing three major challenges: global warming and the need to reduce carbon dioxide emissions, the increase in the price of fossil fuels and their eventual scarcity, and growing urban expansion and related industrial development.

Dalkia’s core business focuses on optimizing the use of all sources of energy at customer sites, industrial production sites, service-sector sites and in all types of buildings. Dalkia has progressively developed a range of activities based on energy and environmental efficiency: heating and cooling networks, industrial utilities and energy services.

Dalkia provides energy management services to public and private customers with which it forms long-term partnerships. Management contracts for the operation of urban heating or cooling networks are typically long-term, lasting up to thirty years, while contracts for the operation of thermal and multi-technical installations for public or private customers may have terms of up to sixteen years. Contracts to provide service to industrial utilities generally have shorter terms (six to seven years on average).

Dalkia proposes energy solutions encompassing the entire conversion cycle from the purchase of energies entering the site (fuel, gas, biomass) to the sale on the market of the electricity produced.

Dalkia has in this way developed expertise in the purchase and sale of energy in deregulated markets and are also active in the CO2 allowance markets.

Whenever possible, Dalkia offers solutions to its customers using renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. Energy sources are combined, wherever possible, to take advantage of the complementary nature of each source. Dalkia has considerably stepped-up development of its biomass sector by offering innovative services to customers.

Heating and Cooling Networks

The development of urban networks has been a key growth driver for Dalkia in recent years and will continue to be the main driving force over the next five years.

Dalkia is Europe’s leading operator of large urban heating and cooling networks. Dalkia currently manages 837 urban heating and cooling networks worldwide, particularly in France, the United Kingdom, Eastern and Central Europe and the Baltic states. Dalkia also operates networks in the United States where it has a strong market position. The networks operated by Dalkia provide heating, domestic hot water and air conditioning to a wide range of public and private facilities, including schools, health centers, office buildings and residences. In addition, the production plants often generate electricity sold to operators or on the market.

Industrial Utilities

The industrial market offers Dalkia substantial growth opportunities worldwide, in synergy with our other divisions. Dalkia is a leading provider of industrial utilities in Europe. Its strategy is based on its ability to roll-out an extensive and comprehensive range of services encompassing:

•

optimizing industrial utilities: steam, electricity and compressed air;

•

optimizing the use of process energy (aligning use with needs and identifying fatal energy sources and recoverable co-products);

•

optimizing building energy consumption (energy services, see below).

Dalkia provides services at 4,640 industrial sites.

Energy Services

Energy services consist of operating heating, domestic hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and service sector customers with integrated energy services including plant design, construction and improvement, energy supply, and plant management and maintenance.

Dalkia provides customers with a wide range of technical services and is introducing an extensive range of services to satisfy customer expectations for reduced energy consumption and CO2 emissions. This will bring about profound changes in the energy services market over the coming years, through the development of offerings encompassing performance commitments.

Key Factors

Dalkia manages 123,500 energy installations worldwide. Our Energy Services division activities may be influenced by the following key factors, which are primarily of a technical, contractual or economic nature:

•

contract management, enabling the identification of our risks and those borne by Dalkia’s customers. Contract management takes account of necessary regulatory developments, which are monitored by the division, and the implementation of a Research and Development program, enabling further improvements to Dalkia’s performance and competitive advantage;

•

procurement management: primarily purchases of raw materials, to optimize costs and secure fuel supplies for the installations Dalkia manages;

•

environmental protection: optimization of energy efficiency, control of atmospheric emissions and a renewable energies-based offering.

Description of Activities in 2011

Activity levels remained stable in 2011 in the Energy Services division, as positive price effects were offset by unfavorable weather conditions compared to 2010 in the majority of countries where Dalkia operates. In addition, economic difficulties in Southern Europe were reflected by a decline in installation activities, particularly in Spain and Italy.

In 2011, Dalkia launched a strategy to refocus its business, which impacted Dalkia’s regional presence.

In France, new business and portfolio contract development proceeded at a rate over one and half times that of erosion, which enabled the division to report substantial revenue growth on an annualized basis. Industrial utilities contributed the majority of this growth,with the Areva – La Hague contract alone representing additional estimated annual revenue of nearly €25 million. Dalkia France renewed 70% of the contracts that expired during the year, compared to 80% in 2010, in the face of increased competition between players and the economic slowdown. Contracts not renewed in 2011 represented nearly 2.5% of Dalkia’s revenue in France, including the loss of heating network contracts, the cessation of cogeneration activities across all segments and the non-renewal of a number of major facilities management contracts (Tour Granite in La Défense, Arcelor Mittal in Dunkirk).

Outside France, commercial results (excluding acquisitions) were mixed, although a number of major contracts were signed in 2011. The San’t Orsola Bologna Hospital PPP will generate estimated average annual revenue in excess of €6 million over 21 years. At the end of 2011, Dalkia was also the successful bidder in Italy for the Trévise and Belluno Aree Vaste contracts, representing estimated annual revenue of €4.9 million over 9 years.

In Southern Europe (Italy and Spain), new management was appointed at the beginning of 2011 and launched a comprehensive restructuring plan (involving, in particular, employee redundancy plans, the regrouping of sites and the discontinuation of certain activities) in both Italy and Spain. In particular, photovoltaic field installation activities were discontinued in Spain and Italy. In Italy the division is faced with issues relating to the integration of acquisitions, increased competition in a context of economic crisis, a slump in the building industry and legislative changes. The restructuring plans aim to accelerate the integration of companies acquired, reduce costs and refocus activities on the healthcare/service, industry and telecommunications sectors.

In Canada, the CHUM Collectif consortium, in which Dalkia Canada has a 20% stake, won the call for tenders to design, build and operate the Montreal University Hospital (CHUM), which will be the largest in North America. On completion of the 5-year construction phase, Dalkia Canada has a 34-year contract for the operation and maintenance of installations, generating average estimated annual revenue of over €40 million. The development of Dalkia’s platform in the United States has fallen behind schedule due to the economic slowdown observed in this country over the last three years, which has had financial consequences. In addition, Citelum urban lighting activities are in the course of divestiture.

Major Contracts in 2011

The following table shows the major contracts signed in 2011 with either public authorities or industrial or service-sector companies*:

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Argenteuil (95)	July	New	30 years	109 million	Heating network
Courbevoie (92)	January	Renewal	7 years	60 million	Urban heating and cooling network
Ministry of Defense – Balard (75)	May	New	3 + 27 years	205 million (1)

Contract to finance, design, build,
restructure, renovate, operate and maintain
buildings to house the regrouped headquarters and central departments of the armed forces at the Balard site

Contract to build a shallow
geothermal power plant

Greater Dijon (21)	December	New	25 years	200 million	Heating network Biomass-fired heating plant
Métropole Habitat Saint-Etienne (42)	May - June	Renewal	12 years	41 million	Comprehensive management of 3,000 housing units / 38 heating plants
Aquitaine high schools (40)	May	Renewal (and extension)	8 years	64 million	Energy management contract for 67 high schools
Areva La Hague (50)	January	New	20 years	499 million	Renovation of installations (new domestic fuel-fired heating plant and biomass-fired heating plant) Operation of the biomass-fired heating plant Maintenance of on-site utilities
Canteleu (76)	June	Renewal	Cogeneration: 11 years Urban heating: 24 years	88 million	Cogeneration Urban heating network Biomass-fired heating plant
Europe (excl. France)
San’t Orsola Hospital (Bologna – Italy)	November	New	3 + 21 years	139 million	Hospital PPP
European Investment Bank (Belgium + Luxembourg)	October	New	4 + 3 years	56.5 million	Multi-technical management of EIB real estate assets in Luxembourg
Energofuture Frydek (Czech Republic)	October	New	3 + 7 years	40 million	Operation of a biomass-fired cogeneration plant producing electricity and heat
Hale Village Properties (London – United Kingdom)	April	New	25 years	19 million	Biomass-fired heating network (supplying housing units in the new Hale Village neighborhood in London)
North America
CHUM (Montreal University Hospital) (Montreal – Canada)	June	New	5 + 34 years	1.2 billion	Hospital PPP
Asia
Hong-Kong government	February	New	6.5 years	26 million	Operation and maintenance of a cooling network for the new neighborhood built on the former airport site (Kai Tak)

*     Revenues expected under the contracts won in 2011 have been converted into euros at the closing exchange rate as of December 31, 2011 and represent the portion due to Dalkia, including Veolia Energy North America Holding, under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

(1)  Dalkia share in the Opale Défense consortium.

Main Acquisitions and Divestitures in 2011

The main acquisitions and divestitures in 2011 took place in Central Europe, France and the Baltic States. In October 2011 in Poland, we acquired an 85% stake in SPEC SA (Stołeczne Przedsiębiorstwo Energetyki Cieplnej) which operates the Warsaw urban heating network. This network is the largest in the European Union covering over 1,700 kilometers and the third largest in the world after Moscow and Saint Petersburg. It supplies 80% of the city’s buildings, primarily apartments, and has more than 10,000 customers. This acquisition strengthened Dalkia’s strategic position in Central Europe and confirmed its leadership in the heating market in Poland. The decision to refocus on its core businesses led us to sell all our activities in Germany in 2011, with the exception of activities in the Hamburg region. In December in Estonia, Dalkia sold 85% of Tallinna Elektrijaam OÜ, the owner of one of the largest biomass-fired heat and electricity cogeneration plants in the country. We will continue to operate this plant through our subsidiary, Tallinna Küte AS. At the end of 2011 in France, Dalkia and Veolia Eau sold their joint subsidiary, Proxiserve, as the activities of this company were not considered strategic (maintenance of individual boilers, valves and fittings and multi-maintenance services, as well as home assistance for private individuals through its 51% subsidiary, Domeo). Three Dalkia subsidiaries in the Greater Paris region were also sold as part of this transaction.

In total, over the course of 2011, the Energy Services division consolidated or purchased 71 companies, and sold, liquidated or merged 60 companies. As a result, it held 569 consolidated companies, including 320 foreign companies, as of December 31, 2011, compared to a total of 558 consolidated companies as of December 31, 2010.

Transportation

Activities in our Transportation division continued as in previous years up until March 3, 2011, when Veolia Environnement and Caisse des dépôts et consignations combined their respective transportation subsidiaries, creating the global benchmark in sustainable mobility. The resulting entity, Veolia Transdev, is held 50/50 by Veolia Environnement and Caisse des dépôts et consignations. Operational activities were merged in August and September 2011 and the new organizational structure was introduced in December 2011. On December 6, 2011, we announced our decision to progressively withdraw from the Transportation business, as described above.

The core business of Veolia Transdev is passenger transportation services on behalf of national, regional and local authorities. Veolia Transdev has managed and operated urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

As of December 31, 2011, Veolia Transdev had 101,798 employees around the world (data for 100% of Veolia Transdev). It conducts its business mainly in Europe, North America and Asia. Veolia Transdev also has a strong presence outside of France, where it generates more than 60% of its revenue.

As a result of our decision to withdraw from the Transportation business and the advancement of the divestiture process, the results of operations of Veolia Transdev are presented as a discontinued operation. See Item 5. “Operating and Financial Review and Prospects,” for further details. We recorded, under discontinued operations, revenues of €5.8 billion in 2010 and €4.3 billion in 2011, although these figures are not comparable, as they include Veolia Transport for all of 2010 and the first two months of 2011, and 50% of Veolia Transdev thereafter. For purposes of providing information about the overall business that is part of Veolia Transdev, we have estimated the combined revenues and operating income of the businesses that are currently conducted by Veolia Transdev, based on unaudited magagement account information, as set forth in the table below.

Transportation
(in € million)	Year ended December 31, 2011	Year ended December 31, 2010	Change 2011/2010
Revenue (1)	7,863.8	8,048.6	(2.3)%
Operating income (1)	47.2	199.4	(76.3)%

(1)  Figures presented have been taken from the management accounts and represent 100% of the contribution of the former Transdev and Veolia Transport activities for a 12-month period in 2011 and 2010, excluding the contribution of discontinued operations in the United Kingdom and Norway.

Overview of the Transportation Division

Veolia Transdev mainly operates passenger transportation networks and scheduled services in accordance with public service specifications (which stipulate schedules, routes and fare structures) set by the relevant public authorities (which generally retains ownership of the infrastructures, particularly in urban areas). Contracts are awarded through public tenders.

Veolia Transdev generally manages outsourced transportation activities, under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. The relationship between the public authority and the transportation company is governed by fixed-term contracts that determine the risks to be borne by each party and the remuneration of the transportation company. As the fares charged by Veolia Transdev to passengers on its transportation networks are usually insufficient to cover costs, the public authority typically provides Veolia Transdev with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, and particularly for specialized school transportation services, Veolia Transdev is paid a flat fee for its transportation services and consequently does not bear the risks associated with lower receipts or decreased passenger use (such contracts are referred to as “Public Market” contracts in France).

Management contracts generally have a term of two to twelve years, with the exception of “operating concessions,” which have an average term of thirty years.

Veolia Transdev’s activities fall into four main categories:

•

mass road transportation (urban transport, urban beltway, inter-city and regional and other specific transportation services);

•

mass rail transportation;

•

individual shared transportation: taxis, limousines, airport shuttle services and regional and international tourist transportation;

•

transportation management (passenger information services, clearing-houses, call centers).

The activities of Veolia Transdev are influenced by key factors of a technical, contractual and economic nature and primarily by:

•

managing contract risks: we carry on our activities under long-term contracts which, while offering growth opportunities and long-term revenue streams, may also hinder our ability to react rapidly and appropriately to new financially negative situations (See Item 3 “Key Information – Risk Factors” above);

•

managing the various sustainable development aspects of contracts, which are increasingly included in transportation authority requirements (See Item 3 “Key Information – Risk Factors” above);

•

a lack of control over contractual changes (See Item 3 “Key Information – Risk Factors” above);

•

operating in dense, vast and increasingly complex areas brings with it increasing operating complexity, and greater inter-modality in particular, which calls forth all of Veolia Transdev’s expertise to respond to these complex issues.

Mass Road Transportation

Veolia Transdev operates a number of bus networks, suburban trains, tramways and one metro, and provides customized transportation-on-demand services (particularly for individuals with special needs or disabilities). Veolia Transdev covers the entire mobility chain from design to operating services (including personnel management, providing drivers and ticket inspectors and marketing efforts), as well as maintenance. Through its subsidiary, Transamo, Veolia Transdev assists local authorities with the planning and steering of their public transportation projects, as well as the audit and optimization of transportation network operation and maintenance. Veolia Transdev operates ferry and river shuttle services in tandem with its bus services in various urban areas. This is particularly the case for services provided in Toulon harbor, Thonon-les Bains and services to the Morbihan islands in France, and services provided in the Netherlands, Australia and Sweden.

Urban and Beltway Road Transportation

In France, Veolia Transdev operates the tramway, bus and light rail networks in Rouen, Saint-Etienne, Nancy, Nice, Montpellier, Reims, Besancon and Mulhouse. Veolia Transdev also operates urban networks in Strasbourg, Nantes and Grenoble through semi-public undertakings. The majority of the share capital of such undertakings is held by territorial authorities and agencies, while private entities share the residual minority interest. In the majority of cases, Veolia Transdev has only a minority stake in these companies.

Veolia Transdev also manages bus networks directly for nearly 90 urban areas in France and through semi-public undertakings for 15 other urban areas. Veolia Transdev has a strong presence in the Greater Paris region, where it operates numerous bus lines in the intermediate suburbs of Paris and the greater metropolitan area. It is the main private operator in the region, operating the bus networks of its six component départments (Seine-Saint-Denis, Seine et Marne, Essonne, Yvelines, Hauts de Seine and Val de Marne) as well as the networks of the main towns in these départments (Melun, Rambouillet, Argenteuil, St. Germain-en-Laye, etc.). In addition, Veolia Transdev operates several express routes.

Through its subsidiary, Connexxion, Veolia Transdev leads the public transportation market in the Netherlands. In particular, Connexxion operates the Nijmegen network and the Ede-Wageningen and Amersfoort suburban network as well as the integrated (intermodal) public transport network in Limburg province (bus, transportation-on-demand, suburban rail transportation). In Southern Europe and Morocco, Veolia Transdev operates urban transportation services in several cities, including the Barcelona tramway. Veolia Transdev is a private operator in the urban and inter-city transportation market in Portugal, where it has a strong presence. In Morocco, despite deciding to terminate its bus service in Rabat due to operating difficulties under the initial contract, Veolia Transdev continues to operate the Rabat Salé tramway. In North America, Veolia Transdev provides bus transportation services in 33 States and two Canadian provinces, and particularly in Las Vegas, New Orleans, Los Angeles, Phoenix, Savannah and Washington DC. In Australia, Veolia Transdev operates the Sydney monorail and tramway and bus services in Perth, Brisbane and Sydney. In Asia, Veolia Transdev operates the bus networks of five cities in the Jiangsu and Anhui Chinese provinces and in Macao, as well as the Hong Kong tramway. In India, Veolia Transdev launched the pre-operation phase of the Mumbai metro. In the rest of the world, Veolia Transdev operates, through partnerships with other operators, a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia) and a network of bus lines in Santiago, Chile.

In addition to urban transportation networks, Veolia Transdev is active in the development of new means of travel. Accordingly, Veolia Transdev operates several self-service bike rental systems through its specialized subsidiary, Veloway, as well as car-sharing systems.

Intercity and Regional Road Transportation

Veolia Transdev provides regional transportation services through the operation of road networks. As with urban transportation services, Veolia Transdev is responsible for designing, planning, operating and maintaining the network and stations and ensuring their security, as well as selling tickets and providing customer service. In France, Veolia Transdev has a strong presence in the intercity and school transportation markets. Veolia Transdev is present in all regions and particularly Normandy (Eure), the South West (Gironde) and the South East (Alpes Maritimes).

Other Transport Services (Transportation-On-Demand, Para-Transit, Taxis, etc.)

In the Netherlands, Veolia Transdev is a major player in transportation services for individuals with special needs or disabilities through its subsidiary, Connexxion. Connexxion is also present in the ambulance market, primarily through its subsidiary, Connexxion Ambulance services.

Veolia Transdev also provides transportation services to individuals with special needs or disabilities (para-transit services) in Rouen, Le Mans, Le Havre and Tours as well as several other regions of France.

In the United States, para-transit services is a growth sector, particularly in California, Washington State (Seattle), Arizona (Phoenix), Nevada (Las Vegas), New Orleans and Nassau in the New York suburbs. Finally, Veolia Transdev provides student transportation services at a number of universities in the United States (particularly Stanford University and the University of Northern Illinois).

Passenger Rail Transportation

Veolia Transdev has been a rail operator for many years. It is currently present in seven countries and enjoys solid references in Europe and worldwide. In Germany, Veolia Transdev is the leading private operator of regional rail services and operates lines in nine regions (including North-Ostsee-Bahn, Dieselnetz and Mittelrhein Bahn, etc.). Veolia Transdev also operates open access long distance lines (InterConnex: Leipzig – Berlin – Rostock). In Sweden, the rail link between Stockholm and Malmö is the first long distance line operated by the private sector, with high added value services. In the Netherlands, transportation services provided in Limbourg Province encompass bus and rail networks, with joint design and management. In France, Veolia Transdev manages several regional rail networks through contracts with regional public authorities (PACA, Rhône, Mulhouse, etc.). Through a joint venture with Trenitalia, Veolia Transdev also operates the overnight service between Paris and Venice. In the United States, Veolia Transdev operates in particular the Boston and Miami suburban networks. In Asia, Veolia Transdev has operated the Seoul metro line 9 since July 2009. In Auckland, Veolia Transdev operates the suburban network of New Zealand’s largest city.

Commercial Transportation (B to C)

Transportation-on-demand

Under the SuperShuttle trade name, Veolia Transdev provides shared transportation services at 36 airports in the United States. In Europe, Veolia Transdev provides shuttle services at 5 airports (Roissy Charles de Gaulle, Orly, Beauvais, Arlanda and Schiphol). Veolia Transdev provides taxi services in the United States, in particular in Baltimore, Denver, Kansas City and Pittsburgh, as well as in London (United Kingdom) through its subsidiary, Greentomato. Taxis services are also provided in the Netherlands through Connexxion Taxi services.

Tourism

Through its subsidiaries, Eurolines and Internorte, Veolia Transdev transports passengers by coach on scheduled international routes serving over 600 cities throughout Europe. Veolia Transdev also has a strong presence in the tourism sector and particularly in Greater Paris though its subsidiary, Visual.

Digital Transportation Management

Over recent years, digital media for communicating with passengers has become essential to the customer relationship policy and a means of developing service use. Veolia Transdev has developed and rolled-out internet and cell phone solutions (public transportation websites and cell phone applications), primarily through its group subsidiaries Cityway and Dryade, but also in the Netherlands, Germany and the United States. Veolia Transdev has also invested in innovative ticketing solutions, including “Pass-Trams” and “VTD Pass” multi-canal remote selling solutions, the “ticketing service” developed with Accenture and the Near Field Communication cell phone technology in the BPass project rolled-out in Nice. Veolia Transdev’s activities are not limited to the customer relationship policies of transportation networks managed by the Group, but include new business models relating directly to managing travel information. Veolia Transdev continues to invest in innovation and improving the performance of these solutions. With the Smart Mobility project, it is targeting the digital cities market for all transportation issues.

Description of Activities in 2011

In France, in the urban transportation sector, Veolia Transdev won contracts for the operation of the Mont de Marsan and Longwy bus networks and renewed contracts for the Avignon, Greater Nancy and Le Havre networks in 2011. In the intercity transportation sector, Veolia Transdev also renewed contracts for scheduled intercity bus services in Finistère, Maine et Loire and Seine Maritime and won new contracts to manage the Carcassonne and Perpignan airport hubs.

In 2011, Veolia Transdev was awarded the largest transit and para transit contract in the United States for Nassau County, Long Island (Greater New York). This 5-year contract (with an extension option for a further 5 years) represents Veolia’s largest public service delegation contract in the United States. In addition, new urban passenger transportation contracts were signed in Charleston, Antelope Valley, Jefferson Parish and Cobb County, while the Seattle para-transit contract was renewed. Similarly, the Orange County, Las Vegas and Dallas urban passenger transportation contracts were extended. In Chile, Veolia Transdev was awarded the contract to operate the bus network serving the north-east suburbs (zones B and C) of Santiago. In the Netherlands, the Arnhem-Nijmegen concession operated by Connexxion was renewed for 10 years, together with the contracts for the regional bus lines serving the area surrounding Utrecht and Ijsselmond, Zaanstreek and Gooi-Vechstreek. The term of Connexxion’s taxi business contract (Valys) was also extended.

Veolia Transdev strengthened its presence in the rail passenger transportation market in Germany, with Nordwestbahn winning the contract for the Wesertal and Lammetalbahn regional network, in particular. In the west of Germany, Nordwestbahn also successfully renewed a large part of the regional network operated around the city of Bielefeld, by winning the southern contract following the OWL Dieselnetz call for tenders. Nordwestbahn also successfully renewed its S28 Kaarster See-Mettmann regional line. In the south-west of the country, Veolia Transdev renewed the contract for the Strohgäubahn regional rail line, north of Stuttgart. In the bus sector, part of the operating contract for the Frankfurt urban network (Bündel A) was renewed during the year. Veolia Transdev was also awarded an 8-year operating contract for the regional transportation network comprising 55 lines in the Hilburghausen district in Southern Thuringe and an 8-year contract for the regional transportation network comprising 13 lines in the Gütersloh district. In Sweden, Veolia Transdev won the operating contract for the Swedish portion of the rail line linking the South of Sweden and Denmark (Öresundstrain).

Major Contracts in 2011

The following table shows the major contracts signed in 2011 with either public authorities or industrial or service sector companies6:

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
France
Greater Nancy	December	Renewal	7 years	374.6 million	Operation and management of the Nancy tramway and bus network
Le Havre conurbation	December	Renewal	6 years	309.5 million	Public service delegation contract for urban transportation in the Le Havre conurbation
Greater Avignon	December	Renewal	8 years	253.3 million	Management and operation of the urban public transportation network of the Avignon conurbation
Europe (excl. France)
Germany
OWL Dieselnetz (Southern contract)	June (award letter)	Partial renewal	12 years	288 million	Operation of four regional rail lines around the city of Bielefeld
Netherlands
Arnheim – Nijmegen	December	Renewal	10 years	980 million	Concession for the operation of train and bus networks in the Arnheim-Nijmegen region
Sweden
Öresundstrain	December	New	2 years (+2 years at the customer’s option)	105 million	Operation of the cross-border rail line linking the south of Sweden and Denmark
North America
Seattle	August	Extension	7 years	163.8 million	Operation of scheduled bus lines and maintenance of para-transit services in Seattle
Nassau	December	New	5 years (with a potential 5-year extension at the customer’s option)	410 million	Operation of the Long Island bus network (New York suburbs)
South America
Santiago	December	New	3 years	300 million	Operation of the bus networks for the north and north-east suburbs of Santiago (Zones B and C)

Main Acquisitions and Divestitures in 2011

Following the combination with Transdev described above, the new entity, Veolia Transdev, was composed of 763 companies as of December 31, 2011 compared to 528 companies as of December 31, 2011 for Veolia Transport. In addition, during the year, 277 companies were consolidated for the first time, 6 were merged and 36 companies were liquidated or sold. The combination led to the substantial rationalization of structures, which will continue in 2012 and subsequent years. Veolia Transport activities in Norway and the United Kingdom were sold in 2011, although Veolia Transdev continues to operate in the United Kingdom, particularly in London and Yorkshire.

6    Revenues expected under the contracts won in 2011 have been converted into euros at the closing exchange rate as of December 31, 2011 and represent the portion due to Veolia Transdev under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Development of Synergies: Multi-Services Contracts with Industrial and Service Sector Customers

Outsourcing and Multi-Service Market

Our position forged over several years in the industrial services market and, more recently, the public and private service sector market, reflects the synergies that exist between the four divisions, which enable us to provide management services covering a wide range of services. Growth in this market is primarily driven by the expansion of outsourcing, as industrial companies seek to confer the management of certain activities ancillary to their core businesses to third party service providers.

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

Our multi-service contract signed in 2003 with PSA Peugeot Citroën is a good example of these synergies. The subsidiary that was created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, which involves more than twenty different activities. By entrusting us with such a broad range of activities, PSA Peugeot Citroën is able to ensure that its sites comply with regulations while achieving significant cost savings. These savings are mainly the result of an overhaul of the previous organization and work plan, the implementation of skills training programs, the assumption of management activities that were previously subcontracted, and the implementation of a new energy policy. The economic and operational success of this partnership led the PSA group to seek the same scope of services from us at its new facility in Trnava (Slovakia) in 2005 and to extend the term of the contract for its sites in Eastern France to 2018 (see below).

Our Organizational Structure for the Provision of Multi-Services

In order to develop this multi-service activity, we set up a special purpose entity to coordinate these activities without replacing the divisions, each of which remains responsible for the ultimate performance of services falling within its area of expertise. The Veolia Environnement Industries (“VEI”) project structure manages our bids for multiservice contracts, and a project manager from VEI is appointed for each multi-service contract. Commercial projects and bids are prepared in conjunction with our divisions, and are then reviewed by a Commitments Committee before being submitted to the customer. The contract may then performed by a special purpose entity managed in part by the divisions involved in the project, especially when personnel is outsourced to the customer.

Multi-Services Business Activity

Our activities in the multi-service market primarily consist of approximately fifteen major contracts, which together generate average annual revenue of more than €520 million and which are expected to generate cumulative revenue over their remaining term of around €2.9 billion. The weighted average term of these contracts is approximately 13 years. Multi-business activities also have a strong international dimension, particularly when industrial customers invest in the construction of new factories abroad (so called “Greenfield” sites). This is particularly the case for Arcelor in Brazil, PSA Peugeot Citroën in Trnava (Slovakia), Artlant in Sines (Portugal) and Renault in Tangier (Morocco).

Défense Environnement Services (DES) – a joint venture between Veolia Environnement Industries and DCNS, created in March 2009, in which Veolia holds a 51% stake – manages support and other services for the Defense sector (including services like utilities management, water cycle management, maintenance of industrial and service buildings, maintenance of small tooling and hoisting equipment, transportation of individuals, logistics, cleaning services and waste management). In 2011, DES – in partnership with Avenance – was awarded the first comprehensive service outsourcing contract for a military base, covering Creil (60) and its four satellites (Amiens, Senlis, Beauvais and Chambery). This contract, worth €20 million over 3 years, represents an estimated €5 million in revenue for DES over this period (51%). From this flagship reference, the challenge will be to corner a significant share of the future market represented by the 60 defense bases in France and worth €500 million based on our estimates. In June 2011, DES signed a multi-service and multi-technical contract with the French Defense Procurement Agency (DGA) for missile trial military bases. This 4-year contract will generate estimated total cumulative revenue over this period of €1.9 million (51%). In November 2011, DES signed an 8-year contract with DCNS for the provision of multi-services at the Cherbourg site. This 8-year contract will generate total estimated cumulative revenue over this period of €12.4 million (51%).

PSA Peugeot Citroën awarded us a multi-technical and multi-services contract covering the historical headquarters of the two companies and the Vélizy, Garenne-Colombes, Carrières-sous-Poissy and Poissy Pôle Tertiaire technical centers. Services will be provided for some 20,000 individuals working daily at these sites. The employment contracts of nearly 300 employees of the former service provider were transferred to us under the new contract. This 5-year contract will generate total estimated cumulative revenue of over €160 million. The PSA Peugeot Citroën contract covering production sites in the east of France (Sochaux, Vesoul and Mulhouse) was also extended in 2011 for a further five years to 2018, representing additional estimated cumulative revenue of €500 million. The quality of the customer relationship developed since 2003 was recognized in 2011 when we received an award for technical savings during the PSA Suppliers Trophies awards. These events in 2011 reflect the confidence placed by PSA Peugeot Citroën Group in Veolia Environnement, based primarily on its experience in the automobile sector.

Similarly, Renault extended for an indefinite period its multi-business management contract with us for its Paris region sites. This contract represents estimated annual revenue of over €80 million and primarily concerns the multi-technical management of the Guyancourt Technocenter.

Multi-Service Contracts signed in 2011(7) (Veolia Environment Group share)
Company	Location	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)	Services provided
DES	DGA Creil DCNS (Cherbourg)	June October November	New New New	4 years 3 years 8 years	1.9 million 5.0 million 12.4 million	Multi–services – military base support services
PSA	Greater Paris	December	New	5 years	160 million	Multi-services/ Multi-Technical services
PSA	Eastern France	May	Extension	5 years	500 million	Multi-services/ Multi-Technical services

7    Revenues expected under the contracts won in 2011 have been converted into euros at the closing exchange rate as of December 31, 2011. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Market Overview

The Market for Environmental Management Services

Environmental management services include drinking-water treatment and distribution, wastewater treatment, passenger transportation and waste management as well as energy services. This market also includes designing and building the necessary installations to supply such services. These services are provided to public authorities, industrial and service-sector companies and private individuals. The contractual terms governing their implementation vary depending on the nature of the project, the customer and local regulations. The set-up of public-private and private-private partnerships for the construction of installations based on comprehensive solutions and key environmental objectives such as waste recovery and co-products, energy savings, the re-use of water and reducing emissions of pollutants, enables us to demonstrate our expertise and market our technologies in synergy with our main businesses. Prime examples include the public finance initiative (PFI) contract for the processing and elimination of residual waste with Hertfordshire County in the United Kingdom, which combines the recycling of waste and the recovery of energy and the concession arrangement awarded to Dalkia by Abu Dhabi (United Arab Emirates) to design, build and operate three cooling plants. Certain financing arrangements (European funds, IBRD, etc.) enable such projects or missions at the cutting edge of environmental performance technology to be performed in emerging countries.

In particular, we accompany industrial companies abroad in the implementation of their projects, helping them to design and build their own plants or adapt existing sites, by including technology enabling the environmental impact of activities to be reduced while improving competitivity. These actions and services contribute to the preservation of the environment and respond to the growing concerns of customers to take concrete measures in this direction. Their implementation requires local expertise, with the cross-fertilization of techniques and practices. In this way, our expertise in energy efficiency, energy recovery, water treatment and increasingly, the beneficial re-use of by-products, including wastewater, is effectively harnessed, whether the client is a public authority or industrial company and irrespective of the primary service supplied.

Public and private decision-makers alike know that new cost-efficient innovative solutions must be identified, perfected and implemented in order to limit the environmental footprint. Accordingly, as part of a consortium, we have won several of the first contracts for vacuum waste collection in France (Romainville, Lilas, Issy-les-Moulineaux and the Clichy Batignolles eco-neighborhood in Paris). While all our customers and the beneficiaries of our services are now aware of the environmental challenges facing us, our response must be tailored to the different requirements of each customer group and each specific context.

Citizens and public contractors are setting increasingly strict environmental performance requirements for the management of public services and utilities. As a result, this increases public sector customer awareness of environmental requirements and of their responsibilities in this area, leading them to implement measures to improve respect for the environment, particularly in towns, groupings and increasingly major conurbations. We actively participate in a certain number of the increasing studies and reviews focusing on this subject. Nonetheless, public sector management contracts remain largely awarded on an individual service basis, in response to competition requirements as well as those of administrative and budgetary bodies. Furthermore, the economic climate encourages public customers to seek budget savings, with resulting strong pressure on prices and supplier margins.

Private sector customers seek to adopt a unified management policy for all these services and to call on a service provider grouping together all useful expertise and, where appropriate, able to assume the integrated management of outsourced environmental services. They seek innovative technical proposals producing resource savings, enabling the recovery of by-products and limiting the environmental footprint of their activities. Service offers must reflect their specific requirements, be adaptable, and tailored to closely match their expectations. They expect the organizational structure to generate productivity gains, to be shared by both parties. A transversal approach, encompassing several environmental management service families, could help satisfy this requirement by releasing synergies between services. These measures, now largely shared, have led to an increased demand for a range of environmental management services. This trend has accentuated with the international development of companies and the need for centralized management of these services, generating increased demand for specialist service providers offering a global presence able to satisfy the international requirements of their customers.

As set out in the “Low Carbon and Environmental Goods and Services (LCEGS)” report published in July 2011 by the UK Department for Business Innovation and Skills, demand for outsourced and increasingly integrated environmental management services should expand and grow for the following reasons:

•

The global environmental services market is enjoying sustained growth.

•

Customers need increased competitivity or savings.

•

As innovative technical solutions favorable to the environment are developed, our expertise is sought to identify, design, control, build and operate these solutions.

•

Faced with increasingly strict environmental standards and requirements, public and private players do not always have the necessary technical or operational resources that specialist professionals can mobilize to deal with environmental problems effectively and at minimum cost.

•

Private and public players also seek the legal security offered by an operator that accepts responsibility for the management of these activities. Expertise in environmental regulations is a determining factor in the choice of operators and an asset that sets us apart from the competition.

•

Customers need to be able to entrust service providers with the coordinated management of services for a range of sites spread across one or several continents.

•

In addition, public demand, which now widely reflects a concern for sustainable development, must keep commitments made at the international level and set exemplary standards. In a world that combines accelerated urbanization with demographic growth, major investment in environmental projects and services, as well as sustainable management, are needed in order to provide growing urban populations with adapted environmental services and replace existing environmental management infrastructures.

Nonetheless, the financial difficulties that plague all economic players, whether they are public authorities or private companies, could lead to certain decisions being postponed, especially when they involve new investments.

These financial restrictions could also encourage public authorities and companies to seek the most cost efficient solutions and lead them to consider outsourcing a portion of their activities under complex, comprehensive long-term contracts. They often seek to simplify the contractual process by entrusting the performance of highly varied services to a single partner, who is able to commit to performance levels and, where appropriate, finance all or part of the investments necessary. This presents numerous opportunities for companies that are able to propose a wide range of integrated environmental management services. Accordingly, when the European Commission published the communication “Towards a Single Market Act” on October 27, 2010, it confirmed its desire to encourage public-private partnerships, and particularly service concession arrangements, which it considers effective levers for mobilizing long-term investment in energy services, waste management and transportation infrastructures.

We believe that market developments offer us significant opportunities, because we are able to provide high quality, innovative, and, depending on customer needs, integrated environmental management services in markets around the world. In order to seize these opportunities, we must, more than ever, strive to offer high-quality services, equipment and installations at competitive prices.

Customers

We provide environmental management services to a wide range of public authorities, industrial and service sector customers in many countries.

Public authorities

Demand from public authorities (primarily small local authorities, that increasingly pool their resources) is focused more and more on the search for quality and innovative solutions and, with increasing urgency, on a desire for efficiency, resource savings (water), energy savings (across all services), the recovery of by-products and the best total cost (by integrating operating concerns from the design phase). During this search, public authorities increasingly favor the concept of value-added services. They are aware of their environmental responsibilities and duties and of the need to update their operating methods, particularly with respect to the management of water resources, air pollution, transportation management and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential services.

We have the know-how to adapt to customer expectations and needs. We increasingly participate in upstream studies, helping public decision-makers to define policies for their cities or regions and make decisions based on their short- and long-term environmental impacts and their carbon footprint. We can propose a wide range of contract types, from a simple study or expertise contract to a tailored partnership enabling customers to benefit from the latest technology, and including design and build contracts for installations and contracts focused on measureable performances or objectives, such as energy efficiency contracts. In the current economic context, financial difficulties weigh heavily on public authorities and influence contract negotiations and required services levels. We are also able to adapt to these changes in customer needs.

We believe in the relevance of our comprehensive contract model, which gives us the ability to provide services tied to performance obligations and to design, build, and even finance necessary investments, depending on customer needs. This contributes to innovation and efficiency through mutual research efforts, stimulated by the periodic competitive tendering of contracts. This model takes on different legal forms depending on the traditions in each country. Certain countries, including those governed by European Union law, distinguish public markets from concessions (or other forms of Public Private Partnership, or PPP) based on whether operating rights are transferred and the extent which we assume operating risks and depending on whether the contract focuses on the service to be provided or the construction of infrastructure.

Since the mid-19th century, French public authorities have generally chosen to entrust the management of public services (water, sanitation, transportation, waste collection and processing, urban heating) to companies under contracts that were traditionally considered to be concessions (or operating contracts in the absence of an investment component) and which are now classified by law as public service delegation contracts, but which retain the label “concessions” under the European Union definition. They have frequently preferred to retain control over the construction and financing of installations and merely place them at the disposal of the service provider for the term of the contract, at least for certain public services.

In the last few years, a new trend has emerged whereby public authorities in all countries, including France, have asked companies to manage not only the design and construction of the necessary public infrastructures, installations and equipment (as varied as administrative and educational buildings, hospitals, transportation infrastructure, prisons, wastewater treatment facilities or household waste processing plants), but also their financing and long-term maintenance before recovering them at the end of the contract. Two main categories of contracts have emerged, which, together, are often qualified as Public-Private Partnerships (PPPs). The first of these two types of contracts includes those belonging to the market category, where the resources intended to cover the cost and financing of infrastructure are similar to a price paid or guaranteed by the public authority and the service is provided to the public authority using the completed infrastructure. The second type includes contracts that are equivalent to concessions, as defined by the European Union, but resources are obtained through the commercial operation of the public service that is the main object of the contract (i.e. the public or general-interest service whose operation has been delegated), whereas the construction of infrastructure provides only the means necessary to gain access those resources. Different IFRS accounting treatments apply in each case and will result in the recognition of a financial asset corresponding to a receivable from the public authority or not, depending on how the contract is structured and classified. We can also distinguish these PPPs based on the nature of the services entrusted, such as Build Operate Transfer (BOT) contracts with financing, or Design, Build, Operate (DBO) contract, excluding financing.

Under European Union law, following the publication of “Towards a Single Market Act” on October 27, 2010, the European Commission published a proposed directive on December 20, 2011 regarding awards of concession contracts. This proposal requires the publication of a notice prior to awarding concessions with an estimated value, net of VAT, over €5,000,000. There is, nonetheless, a risk that the extensive regulation of PPPs will hinder realization of the objective of opening-up and developing the internal concessions market. We are closely monitoring current negotiations within the European Parliament and the Council concerning the proposed directive. Our objective is to secure and promote the use of concessions for services and construction work in other European Union countries, without assimilation of the public markets concession regime or substantially calling into question French public service delegation legislation.

On December 20, 2011, the European Commission also published two proposed amendments to directives concerning public procurement markets. In 2011, the Decree of August 25, 2011 created “comprehensive performance-based public procurement contracts”, to allow the creation of public procurement contracts encompassing design, build, operation and maintenance services. These provisions will enable public bodies to enter into energy performance contracts as defined in the Energy Efficiency Directive of April 5, 2006 (which is currently being revised) in order to implement the objectives of the “energy-climate” package adopted by the European Union at the end of 2008. We are closely monitoring the drafting of the proposed text. Our objective is to secure and promote the use of concessions for services and construction work in other European Union countries, without assimilation of the public markets concession regime or calling into question French public service delegation legislation.

Industrial and Service Sector Companies

We offer our industrial and service-sector customers a wide range of construction and/or operating services, to help them improve their competitivity and environmental footprint: improvements to installations, production of the utilities necessary for their industrial processes (steam, industrial heating and cooling, process water, demineralized water, compressed air, etc.), optimizing consumption, re-using process water and limiting and recovering by-products (treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels).

We offer customers innovative solutions tailored to the needs of each industrial site. We adopt a long-term partnership approach, entering into long-term contracts, which can require services to take account of changes in customer requirements or their business.

We consider the development of our industrial customer base as a major growth driver and aim to increase the share of revenue realized with industrial customers from 30% to 40% by 2015. This will primarily be achieved through the Environmental Services division where over 60% of revenue is generated with industrial customers, and through “engineering” activities in the Technologies and Network business in the Water division.

Competition

Most markets for environmental management services are very competitive and are characterized by increasing technological challenges due to changes in regulation, as well as the presence of experienced competitors. Competition in each of the markets in which we participate is based primarily on the quality of the products and services provided, as well as the suppliers’ reliability, customer service, financial position, technology, price, the financial structure of the contract, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for public authorities or non-outsourced departments of industrial or service sector companies. In each of the markets in which we operate, our competitive advantages are our technological and technical expertise, our financial position, our geographical reach, our experience in providing and performing all environmental management services, our management of outsourced employees, and our ability to comply with regulatory requirements.

In the environmental management services sector, Suez Environnement provides a range of services encompassing water and waste management. In the energy sector, the GDF-Suez merger does not significantly change our competitive position, despite the merger of Cofathech (GDF) and Elyo (Suez) to form Cofely. Certain players are originally from neighboring industrial sectors and are seeking to extend the scope of their business. This is the case for the subsidiaries of certain energy providers, notably in the heating network sector (Vattenfall, RWE). Companies specialized in electrical installations, such as Cegelec, have also expanded their environmental services offering. However, the vast majority of competitors do not offer the same range of technical expertise in environmental services that we do. Therefore, in certain cases, our competitors are required to set up special purpose entities to cover the service scope required by customers.

We expect that competitors, currently operating in a single or national market, will seek to expand their activities to become integrated environmental management service providers, in the coming years. This change has been prompted by the desire of potential customers to outsource a larger portion of their business. The development of companies with worldwide capabilities focusing on multi-site and international calls for tenders has therefore been observed, such as Sodexo Johnson Controls or Jones Lang Lasalle in facilities management. Industrial service providers are also moving towards greater consolidation by creating multi-service subsidiaries. This is the case of Voith in Germany.

A new form of competition has developed over recent years due to the growing role of financial groups such as infrastructure funds (Macquarie Bank, etc.) and private equity funds. Although they are not global or strategic competitors, these players are often present in privatization tenders and asset sales and can occasionally compete with us for growth opportunities. The development of PPPs has also resulted in the emergence of new players from the construction sector that are able to manage the major construction and financing challenges required by these operations. We may join forces with these service providers as part of alliances formed to respond to tender offers. Such companies mainly include Bouygues, Vinci and Eiffage. Finally, it is important to note that our main competitor is often the customer itself. Customers systematically compare the financial, technical and employee-related benefits and advantages of outsourcing with maintaining the status quo.

There has been a trend in France in recent years towards a return to local government control over the provision of environmental services to public authorities, which has reduced the number of delegated management contracts available on the market. In Germany, public entities (Stadtwerke) play a leading role in the environmental services market (in the areas of water, waste management and energy services). In a number of countries in Eastern Europe, markets are slowly opening to competition, albeit partially. This trend nonetheless remains limited. Finally, new players from the construction and public works sectors could look to expand into the service market involving major and/or complex new investment, which subsequently require the provision of services (e.g. construction of a hospital which then requires operation and maintenance of common and technical services). These new players may provide services as part of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by the regulation of June 2004. The emergence of such new players is a natural outgrowth of the development of a comprehensive service market integrating the construction and financing of the infrastructures necessary to the performance of services, which then revert to the customer at the end of a contract.

Water

Veolia Eau is the worldwide leader in the water and wastewater treatment sectors(8), where its main competitor across all markets is Suez Environnement. In national, regional and international markets, we remain exposed to strong local competition from private, public and mixed private-public operators.

Our main competitors in France are Lyonnaise des Eaux (Suez Environnement), Saur and local public authorities. In Spain, our main competitors are Suez Environnement (through Aguas de Barcelona, Agbar and Aguas de Valencia) and construction and public works companies such as Aqualia-FCC, ACS, Sacyr and Acciona which are also focusing on an international development strategy to offset the slack national market. In the rest of Europe, aside from Suez Environnement, other players include the German companies Gelsenwasser and Remondis, which expanded its Water business in Germany by acquiring Eurawasser from Suez Environnement (which thus withdrew from the water business in this country) and certain RWE assets, as well as Aqualia, which has confirmed its interest in Central and Eastern Europe and even Russia.

The British market has recently experienced several changes: the restructuring of Biwater, acquisition of Northumbrian Water by the Hong King company Cheung Kong Infrastructure (which then sold Cambridge Water), the acquisition of a stake in Thames Water by the Abu Dhabi sovereign fund, the sale of Bristol Water by Agbar which thus withdrew from the United Kingdom market as well as the Chinese and South Korean markets in order to enter the US market. In the United States, the purely American companies, American Water and Aqua America, consolidated their geographic positions through asset swaps. In the North Africa and Middle East markets, as well as in Latin America (Chile, Peru and Brazil), Veolia Eau is in competition with Spanish companies (Acciona, Aqualia, ACS) and is facing the expansion of Japanese (Mitsui, Marubeni, Mitsubishi, Sumitomo, etc.) and even Korean trading companies (Samsung in Bahrain), which are seeking to establish a position in stable, long-term activities.

China is also a strategic development region for Suez Environnement and Asian companies, with competition from local companies, as well as Japanese and Singaporean companies, such as Hyflux, SembCorp and Moya Dayen, which are also present in the Middle East and North Africa (MENA) region. Australia is also a strategic development area, with competition from Spanish (Acciona, ACS, Cadagua, Sacyr) and Asian (Hyflux, Mitsubishi, Marubeni) companies, in addition to Suez Environnement.

The global water market is also of interest to technology providers such as the conglomerates General Electric and Siemens, which are targeting India in particular with a specific focus on the desalination and wastewater recycling sectors, as well as Asian players such as Doosan (South Korea), Kepel and Hyflux (Singapore) and new entrants such as LG, GS (which acquired Inima) and Hitachi.

8    Source: Pinsent Masons Water Yearbook 2011-2012.

Environmental Services

Our main competitors in the waste management sector are either regional players, or players who cover only part of the services offered by our Environmental Services division. In Europe (including Central and Eastern Europe), where Veolia Propreté conducts the majority of its business, our principal competitors are Suez Environnement (acting through its subsidiary SITA), also present throughout the entire waste recovery chain, Remondis, a major player in Germany and Biffa, which developed its activities in the recycling sector in the United Kingdom through the acquisition of Greenstar UK.

The North American market is highly concentrated. In the solid waste sector, our two major competitors are Waste Management Inc. and Republic Services Inc. (the entity formed by the merger of Allied Waste Industries and Republic Services at the end of 2008), while Clean Harbors is the main competitor in the hazardous waste and industrial services sectors. Finally, in the Asia-Pacific region, our main competitors are Suez Environnement and various local companies. In Australia, Transpacific is the main national competitor in a concentrated market. The Chinese market remains fragmented and primarily comprises local and regional players.

Energy Services

The energy services market combines a diversified range of services and has many different types of market players. Through our Energy Services division, we face strong competition from primarily sector-specific players.

Only the group formed by the GDF-Suez merger, Cofely, has the ability to offer a diversified and comprehensive range of services with a strong international presence that is comparable to our own presence and services. Cofely represents a major competitor, mastering a range of expertise similar to ours. This competition increased in 2011, particularly in France, with an aggressive policy to win market share. Among sector-specific players, we face the active presence of large local competitors such as ENEL, Vattenfall, Fortum, Alpiq and EON, particularly in the energy infrastructure sector.

In the service sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, food services, etc.) seeking to expand their offering to include energy services. Technical maintenance companies focusing on areas such as electrical installations are also increasingly forming partnerships with major construction and public works groups (Vinci, Bouygues) or groups specializing in facility management (SERCO, JLL, etc.). In the intelligent building sector, equipment manufacturers are playing an increasing role (Schneider Electric, Siemens, etc.). Finally, we face historical competition from municipally- or publicly-run companies, principally in Central Europe.

Transportation

In the transportation sector, our principal competitors are large private operators, who are primarily French, American and British but also Asian, as well as public companies (national or local) that operate public monopolies. Considerable market consolidation took place in 2011, in addition to international expansion of historical competitors from the national railway sector (Deutsche Bahn, SNCF, Trenitalia). The main competitors on the global stage are the British groups FirstGroup, National Express and Stagecoach, the French group SNCF and its subsidiaries Keolis and RATP Dévelopmment, Deutsche Bahn and its subsidiary Arriva, and the Hong Kong company MTR Corporation.

In France in 2009, the merger of Keolis, a 45.4% subsidiary of SNCF and the car parking lot management company, Effia, a wholly-owned subsidiary of SNCF, provided SNCF with a 56.7% shareholding in the combined entity. In addition, SNCF Proximités, a specialist in local and regional mobility, is positioning itself in several business segments in France and abroad to export its know-how.

With the current trend towards consolidation in the mass transportation market, Deutsche Bahn (the national rail operator in Germany) acquired the Arriva group, which is present in 12 European countries. Following this acquisition, the new group became the main European competitor of Veolia Transdev. Finally, another public rail operator, Trenitalia (a wholly-owned subsidiary of the Italian state-owned group, Ferrovie dello Stato), acting jointly with the Luxembourg investment fund, Cube, purchased the German assets of Arriva. Accordingly Trenitalia, which had already expressed interest in circulating its trains between France and Italy, is now a competitor in the German market, under the name Netinera.

In the United States, Amtrak’s persistent budget difficulties have opened the rail market to other operators under delegated management contracts or public-private partnerships. The competitive environment in the United States has changed with the arrival of new competitors such as Keolis and ACI and potentially European and Asian consortiums. Thus, several international groups are submitting bids to high-speed rail calls for tenders, in particular.

In conclusion, Veolia Transdev is operating in an environment marked by increasingly intense competition between the major international groups and a move towards consolidation, leading to the formation of a few extremely large local passenger transportation groups.

Contracts

Contractual relationships with public authorities for the provision of general-interest services to the public or public services, for which the local authority is responsible, take a variety of forms depending on the level of involvement of the public authority. The public authority may decide merely to regulate the services, to delegate operating activities to a company acting on its behalf but under its supervision, or to provide these services itself with, or without, the assistance of a company. Even when, as in certain countries and for certain services, public authorities choose to be involved as little as possible in the provision of public services to residents or be satisfied with more or less restrictive regulation of the relevant activities and customers must be sought directly among the local population, we are able to find our place, most often through acquisition of a private operator already serving a given area.

Generally, however, these so-called “general economic interest” services or public services are considered to be the responsibility of the competent public authority, which does not merely implement regulations and controls but also plays an active role in their management, through one of the following approaches:

•

the public authority can decide to directly operate public services (“direct” or “internal” management) with its own resources or resources transferred to an in-house company over which it exercises control similar to that exercised over its own departments;

•

the public authority can decide to provide the service itself, but use private operators as subcontractors to manage the service on its behalf, or to provide limited services;

•

the public authority may prefer to transfer responsibility for providing the public services to a company, to which it delegates or transfers (under the terms of a contract comprising technical performance commitments) the right and the obligation to operate the service, provide the human resources, equipment and financing necessary and, where appropriate, finance and build the infrastructure. Third parties selected by the public authority may be either private operators, mixed public-private companies or other public entities.

The different ways in which public authorities choose to manage the provision of public services lead to different contractual mechanisms between the public authority and the company, to which we easily adapt. The contracts we use generally fall into one of three categories, depending on whether we are entrusted with full responsibility for providing the public service and whether we have a financial and commercial relationship with end users:

•

If the public authority chooses to manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or work for which it pays a contractually-agreed price. It therefore enters into a variety of contracts for the supply of construction work and services;

•

When new infrastructure is necessary for the provision of the services, the public authority may prefer a more comprehensive build/operate contract, which may include the financing of required infrastructure. These are known as public market contracts under EU law and also referred to as Build, Operate, Transfer (BOT) contracts, or since 2004 as partnership contracts, in France;

•

The public authority may entrust a company with responsibility for the full provision of a public service, with the company assuming all or part of the operational risks. Generally, the provision of the service is then financed by the fees and charges paid by the end user of the service. The contractor thus has financial and operating responsibility for providing the service, but must do so in accordance with the terms set by the public authority encompassing needs to be satisfied, expected performance and prices charged to end users. This is the logic of “delegated management” contracts, in France, or “concession arrangements” under EU law (also known as a Public Private Partnerships – PPP), which transfer to the concession holder the “risks and perils” or “risks and benefits” of the activity, to the extent compensation is linked to operating results.

The historical traditions of the various countries in which we operate tend to favor one of the above-mentioned contract types over the others. Current practices in various countries are, however converging. Public authorities alternatively adopt one or another contract type depending on the situation. All contracts have, in most cases, the common feature of being long-term agreements, even if contract terms are shortening. In France, the so-called “Olivet Commune” Order (Council of State Order of April 8, 2009) may result in the residual term of certain old contracts still in effect being limited from 2015. This Order particularly concerns contracts in the water, wastewater and household waste sectors. Contracts increasingly include the building of infrastructure, or at least the upgrade of existing equipment and in all events its maintenance and may also provide for the financing thereof.

We also enter into outsourcing contracts for the management of complex services with our industrial and service sector customers, which are similar to the above contracts. Such contracts take a variety of forms but are always tailored to customer expectations. Despite differences relating to the nature of customers, the services contracted and the nature of the legal systems in which we operate, our customers tend to demand transparency during the bid process and during contract performance, the formation of a real partnership to improve productivity and execution and a desire for clear performance targets involving penalties or variable compensation depending on achievement.

We are also very attentive to contractual provisions, in particular when we must finance the investments required under a contract. Given the complexity of management agreements and their long-term nature, we possess skills in contract analysis and control and the content of our major bids is decided by Commitment Committees meeting at several levels. The legal and financial departments of our divisions, and potentially our  Group as a whole, are involved in the negotiation and preparation of tender bids and contracts. Audits are carried out on our main contracts. Each year, our Internal Audit Department includes a review of the contractual and financial risks inherent in our most significant contracts in its annual program. Contracts often specify that the financial conditions will be reviewed periodically during the contract term. Certain customers have recently used this review process to prepare the future renegotiation of the contracts.

Intellectual Property – Company Dependence

We own a number of brands, including the “Veolia” brand. Since November 2005, our Group has adopted a single brand strategy aimed at uniting the Water, Environmental Services and Transportation divisions under the Veolia banner. The three divisions remain identifiable according to their business descriptions: “Water,” “Environmental Services” or “Transportation,” while the Veolia Energy Services division is mainly known under the name “Dalkia.” As a result, the companies at the head of the Water, Environmental Services and Transportation divisions, as well as most companies in the countries and regions where we are based, have modified their corporate names to include “Veolia.” This strategy, implemented by Company Executive Management, illustrates our desire to increase the global consistency of our divisions and our visibility, by strengthening our identity and global culture based on our service values. Accordingly, the “Veolia” brand has become an international reference for trust, reliability and expertise in the environmental services sector.

Innovation is essential to our growth and profitability and flows from the expertise and know-how of our businesses. The patent portfolio and developed expertise sets us apart from the competition and participates in our reputation as a worldwide reference for environmental services. We capitalize on this expertise primarily through the creation of technical, digital and IT tools that we seek to protect using tailored methods.

In our opinion, our business is not dependent on the existence or validity of any one or group of these patents, nor on any contract covering one or more intellectual property right(s). Furthermore, we are not dependent on any customer, major license or industrial, commercial or financial supply contract.

Seasonality

Certain of our businesses are subject to seasonal variations. Dalkia generates the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related wastewater treatment services tend to be higher between May and September in the northern hemisphere, where Veolia Eau conducts most of its activities. Finally, in transportation, SNCM’s activity is strongest in the summer season. Thanks to the diverse nature of our operations and its worldwide presence, our results are, in general, not significantly affected by seasonal variations.

Raw Materials

Given our business activities (Water, Environmental Services, Energy and Transportation), changes in the price of raw materials (mainly fuel and natural gas prices) and recycled materials (paper, cardboard, iron and non-ferrous metals) can have an effect on our different divisions.

Fuel prices (mainly gas and coal) can be subject to significant fluctuations. Energy prices have fluctuated widely in the past few years. In 2011, the price of a barrel of Brent crude continued the upward trend commenced at the beginning of 2009. The average price of a barrel of Brent crude was US$111.4 in 2011, up US$31.8 on the average price in 2010. In the first half of the year, this increase was primarily due to political tension in the Arab world, which led to an annual high of US$126.6 per barrel in April. The price of a barrel of Brent crude then fell steadily amid fears regarding the economy, to close at US$108.6 per barrel at the end of December 2011. This increase in the price of Brent crude oil not only had an impact on fuel prices, but also on gas prices (particularly in France, where changes in STS gas prices track petroleum prices with a three month lag). Thus, average 2011 French gas prices increased approximately €6/MWh compared to 2010 (increase of 20%).

The general consensus among energy product analysts is, however, that energy prices will continue to increase in the long-term, due to the increasing rarity of known oil reserves, a marked increase in extraction costs and the need to adopt new energy sources in response to growing environmental requirements. However, the timeline of this underlying trend is difficult to forecast, due to the limited visibility of market participants regarding economic growth. Therefore, the possibility of a drop in commodity prices cannot be excluded. In any event, as in recent years, energy prices could remain volatile in 2012 and beyond.

Our contracts generally include price review and/or indexation clauses, which enable us to pass on part of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be carried out with a time delay.

In the Transportation division, numerous contracts contain indexing clauses that take fluctuations in fuel costs into account, significantly reducing the impact of a rise or fall in fuel prices. In certain contracts, especially contracts entered into in the United States, we are entitled to full compensation in the event of a rise in fuel prices. Approximately 70% of costs are covered by contractual indexing clauses. For those contracts not containing indexing clauses, a fuel hedging policy was implemented in 2008 to manage fluctuations in fuel costs. Veolia Transdev uses derivative instruments for this purpose, whose characteristics (notional amounts and maturity) are defined in accordance with forecast fuel requirements (based on firm orders or highly probable forecast flows). The majority of derivatives used are swaps.

In the Environmental Services division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for our customers, indexing clauses in contracts generally allow us to pass on a significant portion of increases in such costs through the prices charged. Approximately two-thirds of activities are covered contractually. For customers not bound by contract, increases in fuel costs are either fully or partially passed on through an increase in fees or negotiation.

In the Transportation and Environmental Services divisions, the increase in fuel prices in 2011 compared to 2010 had a negative impact on fuel expenses of approximately €67 million in 2011, including the cost of swap hedging arrangements. The portion relating to Transportation was recorded in results of discontinued operations.

In the Energy Services division, given the long-term nature of contracts and the terms of supply agreements, changes in energy prices may have different impacts depending on the areas in which Dalkia intervenes. At the Energy Services division level, the overall positive impact on revenue was €265 million.

A portion of Environmental Services division revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of recycled materials (paper, cardboard, ferrous and non-ferrous metal). In 2011, annual averages for two representative price benchmarks (“Revipap 1.05” for recycled paper and “E40” for scrap metal) reported increases of 23% for recycled paper and 17% for scrap metal, compared to 2010 averages. The results of the Environmental Services division were therefore impacted positively in 2011 by the increase in the price of recycled materials compared to 2010. This increase in the annual average hides substantial price volatility in 2011 and particularly in the recycled paper market, where a price surge at the beginning of the year was followed by a substantial drop in the second half. Accordingly, at the end of 2011 recycled paper and scrap metal prices were 37% and 5% below their 2011 averages, respectively.

In our other divisions, as part of supply management and cost optimization measures, certain subsidiaries may be required, depending on their businesses, to contract forward purchases or sales of commodities (gas, electricity). We also entered into long-term contracts for the purchase of gas, coal, electricity and biomass in order to secure our supply chain. The majority of these commitments are reciprocal, and the third parties concerned are required to deliver the quantities indicated in these contracts just as we are obliged to accept them. Finally, with respect to its building activities, particularly in the Water division, the Group may also purchase financial instruments to hedge against increases in the price of nickel and copper primarily. See Notes 29.1.3 and 37 to our Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

Industrial Investments and Divestitures

Our principal industrial investments and divestments for 2009, 2010 and 2011 are set out in this annual report at Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “—Investing Activities—Industrial Investments” and in the Notes to the Consolidated Financial Statements.

Environmental and Employee Regulations, Policies and Compliance

Environmental Regulation

Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations, in particular in the European Union and also in North America and emerging countries.

Environmental regulation in European Union countries is primarily tied to European directives and regulations. The majority of our activities require operating permits or authorizations that include rules governing the operation of the installations. These operating permits are delivered by public authorities pursuant to authorization procedures, which include the performance of specific studies presenting, in particular, the environmental footprint of the installations. In France, the majority of our installations operated fall under the control of the ICPE regime (Facilities Classified for Environmental Protection). Our activities are subject to a wide range of regulations, the most important of which are presented below.

With regard to reducing pollution, the Directive on Industrial Emissions of November 24, 2010, sought to overhaul the 1996 Integrated Pollution Prevention and Control Directive and six sector-based directives. Henceforth, the application scope encompasses new activities, administrative permits must be issued based on the use of “Best Available Techniques” (BAT) and new limits apply to air, water and soil emissions. Obligations to monitor emissions likely to contaminate soil and groundwater have been introduced. The directive also provides for the preparation of a “baseline report” on the state of the site before starting operation of the installation or before a permit for an installation is updated for the first time, and redefines site restoration obligations on the cessation of activities. Member States have two years to enact this directive into national legislation.

In addition, the REACH regulation on chemicals, which came into effect on June 1, 2007, establishes a new European methodology for the management of chemicals that is aimed at enhancing the knowledge of substances currently circulating within the European market. This regulation seeks to reduce the health and environmental risks associated with the manufacture and use of chemical substances. It introduces, across Europe, a range of procedures aimed at improving knowledge of the health and environmental risks associated with chemicals marketed, together with the management of these risks throughout the lifecycle of the chemicals, in order to ensure better health, safety and environmental protection. It implies in particular for the Group as a user of such substances, the strengthening of cooperation and exchange of information with suppliers and customers. It also involves improving risk management at all stages of the life cycle of chemicals and strengthening the prevention of chemical risks concerning Group employees.

Our relevant subsidiaries are in compliance with the schedule set by the REACH regulation for chemicals requiring registration. After the systematic pre-registration of all substances potentially concerned and compliance with the first registration deadline of November 30, 2010, the next deadlines are being monitored. Other chemicals produced by us may be governed by other regulations, such as biocides which fall within the scope of the Directive of February 16, 1998.

The Classification, Labeling, Packaging (CLP) regulation of December 16, 2008, which has the same end purpose as the REACH regulation, came into effect on January 20, 2009. This regulation makes certain amendments to existing provisions concerning the classification, labeling and packaging of dangerous substances and defines new standards regarding labeling classifications and the packaging of chemical substances and mixtures.

This text seeks to provide a high level of protection for human health and the environment, while guaranteeing the free movement of chemicals. Henceforth, dangerous chemicals are identified and information on the dangers they represent provided based on new criteria defined by the General Harmonized System of classification and labeling of chemicals, enabling harmonization at a global level.

In addition, the increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol came into force in February 2005 and gave the European Union the objective of reducing greenhouse gas emissions in the European Union by 8% over the period 2008-2012, compared with 1990 emission levels. Directive 2003/87/EC of October 13, 2003, created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system operates in parallel with the Kyoto Protocol system, which came into operation in 2005 and led to the creation of National Allowance Allocation Plans (NAAP) for an initial period (2005-2007) followed by a second period (2008-2012), corresponding to the Kyoto Protocol commitment period. European Directive 2009/29/EC of April 26, 2009 amended the ETS Directive and extended the allowance trading system to cover a third period (2013-2020), which provides for a progressive reduction in allowances granted and new grant procedures. The European Regulation of November 12, 2010 established a scheme for auctioning greenhouse gas emission allowances for the period 2013-2020. The EC decision of December 15, 2010 defined rules for the free grant of allowances for the period 2013-2020. Allocation calculation guidance was published in the first and second quarters of 2011. Operators filed the necessary data with the national authorities and performed preliminary calculations. The definitive amount of allowances to be granted will be known at the end of 2012.

In May 2006, pursuant to the decisions made in light of the conclusions of the Convention on Biological Diversity, the European Commission implemented an action plan comprised of objectives aimed at halting the decline in biodiversity and measures enabling the achievement of objectives by the end of 2010. This action plan is based on an assessment of lost biodiversity in Europe and elsewhere in the world and measures already taken by the European Union to resolve this problem. In October 2009, the Conference of the Parties (COP) revised the strategic action plan of the Convention, setting new objectives for the period 2010-2020 which include primarily analyzing the services rendered by ecosystems to human well-being. At a global level, the United Nations Convention on Biodiversity held in October 2010 in Nagoya (COP10), adopted the Nagoya protocol. This protocol provides, in particular, for the adoption of a strategic plan covering the period 2011-2020, an agreement to create the IPBES (Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services) and the mobilization of the necessary financial resources to implement the related strategy.

In France, the planning law aimed at implementing the “Grenelle de l’environnement” decisions, known as the “Grenelle 1 Law” of August 3, 2009 was supplemented by a law that includes national environmental commitments, known as the “Grenelle 2 Law” of July 12, 2010. These laws seek to implement six major projects, which have significant implications for each of our divisions. The construction, transportation, health and waste, water and biodiversity and energy sectors are all concerned, as is environmental governance and information transparency. A significant number of Grenelle 2 law application decrees are scheduled to complete the implementation of these measures. Accordingly, a decree issued on July 11, 2011 concerns greenhouse gas emissions reports and a territorial climate-energy plan; it requires companies with more than 500 employees to prepare a greenhouse gas emissions report before December 31, 2012. This obligation also applies to the State and territorial authorities with a population of over 50,000.

With regard to Facilities Classified in France for the Protection of the Environment (ICPE), the Order of June 11, 2009 created a new ICPE category: the “registration” regime. This is an intermediary regime between the authorization and reporting regimes. This Order was supplemented by two application decrees on April 13, 2010 and by several ministerial orders setting general rules. The main objective of this new regime is to simplify administrative procedures for facilities presenting risks and justifying an upstream project review by the Classified Facilities inspectorate, as the risks concerned may be limited by “standard” recommendations.

The Directive of November 24, 2010 on industrial emissions was enacted into French law by the Order of January 5, 2012 creating a specific section in the French Environmental Code for the relevant installations. The conditions governing the installation and operations of these installations are set to ensure they are operated using Best Available Techniques (BAT) and with reference to the conclusions of these BATs. Account must also be taken of changes therein. In addition, the Order clarifies the circumstances under which information provided by the operator for the review of the installation’s authorization conditions, will be presented to a public enquiry.

Water

Water and wastewater treatment activities are highly sensitive to regulation. In Europe and the United States, governments have enacted significant environmental laws at the European, national, and local levels in response to public expectations regarding environmental protection and safeguarding water resources. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in emerging countries, which are progressively adopting WHO standards in their internal regulations.

At the international level, the WHO directives on health and water are published for countries, to help them draft internal regulations governing the quality of water. These directives set guidelines for the quality of drinking water and emphasize the importance of the preventive management of health risks. Compliance with these recommendations guarantees the production of water which is safe for human consumption. The right of access to water is recognized by the majority of countries and access to clean water and sanitation was recognized by the United Nations as a human right on July 28, 2010.

At the European level, the quality of drinking water is strictly regulated by Directive 98/83/EC of November 3, 1998, on the quality of water intended for human consumption, which was enacted by EU member states and into French law by various provisions incorporated into the French Public Health Code. In addition to quality control measures, this directive introduces the concept of evaluating risks on an on-going basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271/EC of May 21, 1991, the objectives of which were confirmed and extended by the water framework Directive 2000/60/EC of October 23, 2000, which concerns more generally the quality of water, whether above or below ground. The aim of Directive 2006/118/EC of December 12, 2006 (daughter directive of the framework directive) on the protection of groundwater is to ensure the good chemical and ecological quality of such water by 2015, through oversight and restrictions on chemical substances in water by this same date. Directive 2008/105/EC of December 16, 2008 (another daughter directive of the framework directive) lays down environmental quality standards for 33 priority substances and 13 priority dangerous substances presenting a major risk for the environment or public health in the water sector.

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

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or ground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. The French law of December 30, 2006 on water and aquatic environments implements EU requirements for high quality water and significantly modifies French legislation on water, as well as implementing EU water quality objectives for 2015. Water development and management plans (SDAGE) take specific account of this water quality objective and the Order of January 25, 2010 sets out a water quality oversight program.

In addition to measures to preserve the quality and quantity of resources, the Planning Law no. 2009-967 of August 3, 2009 aimed at implementing the “Grenelle de l’environnement” decisions, known as the “Grenelle 1 Law,” enabled the implementation of a blue infrastructure to preserve the ecological continuity of surface water masses. These objectives are taken into account in territorial planning, via “urbanism” and “water” planning documents. With regard to health aspects, measures must be taken to protect drinking water catchment areas of strategic supply importance and water emissions of certain toxic substances must be reduced by 2013. In the wastewater treatment sector, treatment plants must be brought up to standard by 2012 at the latest and autonomous wastewater treatment is subject to strict regulation to protect the quality of the receiving environment, sanitary conditions and public health.

The Grenelle 2 Law application texts implement the objectives set out in the green and blue infrastructures and provide for the acquisition and restoration of 20,000 hectares of wetland by the water bodies. In addition, this law confirms the responsibilities of municipalities with regard to the distribution of drinking water and seeks to improve knowledge of networks and reduce network losses. A financial incentive system was introduced to underwrite these obligations. With regard to wastewater treatment, the law clarifies and strengthens the content of the supervisory role of territorial bodies for non-collective wastewater treatment and requires municipalities to draw up to a collective wastewater treatment policy before the end of 2013. Priority is given to biological farming in order to protect certain drinking water catchment areas of particular importance to current or future supply. In addition, the Decree of October 10, 2011 implements action plans to protect water against nitrate pollution from agricultural activity and the Order of December 19, 2011 sets key measures for the national action plan. As a further measure to protect water resources, the Order of May 31, 2011 introduces an express authorization procedure for the aerial spraying of pesticide. Violation of these laws is punishable by both civil and criminal law and a company may even be found criminally liable.

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

Environmental Services

In numerous countries, waste processing facilities are subject to laws and regulations that require service providers to obtain permits from public authorities to operate most of their facilities. The permit process requires Veolia Environnement to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfill sites must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and rehabilitation of sites for a period of 30 years after cessation of operating activities.

In addition, landfill sites must comply with a number of specific standards and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending on the type of waste. For example, for sludge produced at wastewater treatment stations to be used in agriculture it must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals such as cadmium, mercury or lead). Moreover, the NFU 44-095 standard, implemented in 2002 and applicable in France since March 18, 2004, strictly regulates the composting of material produced by the treatment of wastewater.

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

With respect to the cross-border transportation of waste, the regulation of June 14, 2006 on the transportation of waste entered into force in July 2007. This text defines the conditions for the supervision and audit of waste transfers and simplifies and defines current procedures for the supervision of waste transfers for non-hazardous, recyclable waste. Furthermore, through Directive 2003/87/EC of October 13, 2003, the European Union implemented an allowance system for greenhouse gas emissions, targeting carbon dioxide only. Our environmental services business falls outside the scope of the first and second phases (2005-2007 and 2008- 2012).

In France, pursuant to the provisions of Articles L. 511-1 et seq. of the French Environmental Code relating to facilities classified for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfill sites for hazardous and non-hazardous waste. These orders govern the design and construction of waste processing centers, among other things. Hazardous waste is subject to strict monitoring at all stages of the processing cycle. It is tracked using a waste monitoring slip (bordereau de suivi des déchets - BSD). Waste-to-energy centers are subject to numerous restrictions, including in particular limits on pollutant emission levels: for example, Directive 2000/76/EC of December 4, 2000, on the incineration of waste sets emission thresholds for dioxins and NOX in particular.

The Grenelle 2 Law provides, in particular, for a 7% reduction in household waste in 5 years, by encouraging actual waste tonnage to be taken into account in amounts charged to users. In addition, it is planned to reduce the use of landfill sites and incineration by limiting waste tonnage that may be received at such sites, while developing recovery sectors through sorting-at-source and the selective collection of organic waste. That law strengthens and widens the Extended Producer Responsibility (EPR) scheme and specific recovery and associated processing sectors. Finally, the Grenelle 2 Law provides for the planning of construction and public works waste management and the performance of a pre-demolition appraisal. The full implementation of this law requires 199 decrees (including 50 priority decrees) covering the 6 major projects targeted by the Grenelle Law (buildings and urbanism; transportation; energy and climate; biodiversity; health risks and waste, governance).

The Waste Framework Directive of November 19, 2008 was enacted into French law by the Order of December 17, 2010, which clarified certain definitions, introduced a hierarchy of waste processing methods and clarified the responsibilities of producers and holders of waste.

Decree no. 2011.828 of July 11, 2011 brings into effect several measures adopted pursuant to the Grenelle 2 Law to improve prevention and waste management. It also completes the enactment of the framework directive and clarifies certain application conditions of the European regulation on the cross-border transportation of waste.

The major statutes governing our waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “CERCLA” or “Superfund”), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Veolia Environnement operates also has its own laws and regulations governing the production, collection and processing of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfill sites and other hazardous and non-hazardous waste management facilities.

Energy Services

Our energy-related activities in Europe (primarily the supply of energy services involving thermal and independent energy) are subject to directives and regulations that seek to control environmental impact and risks. Directive 2001/80/EC of October 23, 2001 sets emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds. This directive will be superseded by Directive 2010/75/EU of November 24, 2010 (IED Directive) on industrial emissions by January 1, 2016 at the latest.

Following the repeal of Regulation (EC) no. 2037/2000, a new European regulation no. 1005/2009 of September 16, 2009 sets a timetable for the elimination of substances that destroy the ozone layer and, in particular, refrigerating fluids such as chlorofluorocarbon and hydro-chlorofluorocarbon that are used in cooling plants. As a result of the Kyoto Protocol, Regulation (EC) no. 842/2006 of May 17, 2006 requires stringent confinement and traceability measures for greenhouse gases, whether HFC refrigerating liquids or SF6 electrical insulators. Two European regulations clarify leakage control measures for refrigeration equipment containing hydro-fluorocarbons (Regulation (EC) no. 1516/2007 of December 19, 2007) and fire protection systems (Regulation (EC) no. 1497/2007 of December 18, 2007).

Pursuant to European Directive 2003/87/EC of October 13, 2003 which establishes an allowance trading scheme for greenhouse gas emissions in the European Union, as amended by Directive 2009/29/EC of April 26, 2009, combustion installations with thermal output greater than 20 MW falling within the scope of the directive are recorded in the national plans for the allocation of allowances introduced in 2005 in all EU members States. European Directive 97/23/EC of May 29, 1997, aimed at harmonizing Member State legislation in the area of pressure equipment built after 2002, imposes various security requirements for the design and manufacture of such equipment, and requires an inspection of the compliance of the units housing such equipment.

All of the directives and regulations mentioned have been enacted by each Member State of the European Union. In France, this primarily means compliance with the Law of July 19, 1976 on facilities classified for the protection of the environment, now included in the Environmental Code. Under this law, Dalkia must obtain operating authorizations, file returns and register information with the competent authorities and scrupulously comply with operating requirements. For large combustion installations (thermal output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission ceilings. These were later extended by the Order of July 25, 2010 which proposes, pursuant to European Directive 2001/80/EC of October 23, 2001, the systematic application of “Best Available Techniques” (BAT). In addition, the national environmental commitment law of July 12, 2010 (Grenelle 2) will give added impetus to the development of energy efficiency and renewable energies. Numerous application texts are being closely monitored by the Group.

Finally, with respect to its production of domestic hot water, we are primarily affected by European Directive 98/83/EC of November 3, 1998, as enacted in numerous national texts, which addresses the quality of water intended for human consumption. Eighteen Member States, including France, have taken the position that this directive applies to cold and hot water and to all types of management systems for the production and distribution of hot and cold water. Articles R.512-55 to R.512-66 of the Environmental Code also require periodic inspection of certain installations classified as subject to reporting requirements. The conditions governing these periodic inspections are set out in application orders for the relevant installations. MASE certified installations are no longer required to perform these inspections.

Decree no. 2007/737 of May 7, 2007, which is also integrated into the Environmental Code, supplements Regulation (EC) no. 842/2006 of May 17, 2006 and regulates the conditions of the market release, use, recovery and destruction of substances used or intended for use as refrigerating fluid in refrigeration or air-conditioning equipment. It was completed by several other orders clarifying how to quantify fluid handling and covering the set-up of training and recovery sectors. Pursuant to European Directive 97/23/EC of May 29, 1997, requirements governing pressure equipment were set out in the Order of March 15, 2000, recently amended by the Order of January 31, 2011.

In relation to managing the risk of Legionnaires’ disease, the European Working Group for Legionella Infections (EWGLI), with the support and approval of the European Commission and based on the European Surveillance Scheme for Travel Associated Legionnaires’ Disease (EWGLINET), has published European guidelines for the control and prevention of travel-associated legionnaires’ disease (EWGLI 2005). In general, texts of varying reach are issued in Europe and around the world by public health authorities and associations for the protection of workers. Very often, these texts are presented in the form of preventive recommendations, which take into account the physical-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention. In France, the Order of February 1, 2010 and its application circular on monitoring Legionnaires’ disease in domestic hot water production facilities defines the management rules for such facilities.

In Spain, decree (real decreto) 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A range of descriptive procedures set the action and liability framework. A Spanish standard-setting association has issued guidelines on the subject (100030IN). In the United Kingdom, an Approved Code of Practice (ACOP L8) issued by the Health and Safety Executive is applicable in full and largely inspired similar procedures applicable in Flanders (Belgium), the Netherlands, Ireland and at BWGLI. Italy and Portugal have partially adopted the ASHRAE guidelines, focusing preventive measures on the protection of tourists. Similarly, regulations exist in Asia and the Pacific region and were inspired by texts in New Zealand and Australia.

In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have also issued recommendations.

Transportation

Veolia Transdev is subject to a number of national and European regulations that seek, among other things, to limit the pollution caused by road vehicles.

The objectives set by the European Union for reducing greenhouse gas emissions and fighting climate change have led to research programs to improve the environmental impact of heat engines and integrate hybrid and electrical technologies in the bus market. A series of European regulations, replaced by Regulation (EC) no. 595/2009 of June 18, 2009, have also been drafted setting EURO standards. These impose maximum atmospheric pollutant emission levels for heat engines. All new vehicles currently manufactured in the European Union comply with “EURO 5” standards since September 1, 2009 and these standards apply to all new vehicles since January 1, 2011. Regulation (EC) no. 595/2009 of June 18, 2009, as amended by Regulation (EC) no. 582/2011 of May 25, 2011, also introduces requirements concerning emissions by spare parts used only in motorized vehicles. It also introduces measures to improve access to information on vehicle repairs and promote the rapid production of compliant vehicles. This regulation was adopted in addition to Directive 2009/33/EC of April 23, 2009, generally known as the “Clean Vehicles Directive,” which requires operators to take account in their procurement procedure for road transport vehicles used in the management or operation of a passenger transport public service, of the energy and environmental impacts of these vehicles over their lifetime.

This directive was enacted in French law by Law no. 2011-12 of January 5, 2011, and this new system was also inserted in Order no. 2005-649 of June 6, 2005, as amended, on contracts entered into by certain public or private persons not governed by the Public Procurement Code (Code des marchés publics). Decree no. 2011-493 adopted on May 5, 2011 implements this system and clarifies the application conditions and the energy and environmental impacts to be taken into account, respectively, and also determines the methodology to be applied.

In 2011, the European Union also introduced environmental specifications applicable to fuels to reduce pollution from motor vehicle emissions. Standards governing the quality of fuels used in transportation have since been significantly tightened, particularly with regard to their sulfur content. The use of biofuels has also become a necessity in order to reduce greenhouse gas emissions. European Directives no. 2009/28/EC and no. 2009/30/EC set additional environmental specifications applicable to fuels, and primarily concerning road vehicles, which were enacted into French law by Order no. 2011-1105 of September 14, 2011.

Since 2007, Veolia Transport (and now Veolia Transdev) closely monitor the “Grenelle” laws in France, through different professional federations (UTP, MEDEF). One of the objectives of the Grenelle 2 Law of July 12, 2010 is to improve coordination between transportation bodies and thereby facilitate the performance of the preparation work necessary to the development of transportation networks and the management of transportation services seeking greater inter-connection and inter-modality. With respect to sustainable mobility, this law offers municipalities the opportunity to include self-service bike rental systems in their transportation offering. The law defines the car-sharing concept and creates a label, for which the conditions of grant and use will be defined by decree.

As provided for in the Grenelle 2 Law, a High Council for Land Transportation and Inter-modality (Conseil supérieur des transports terrestres et de l’intermodalité) was created. This Council may be consulted by governmental authorities on questions relating to land transportation and inter-modality policies. It is made up of five colleges, including one consisting of land transportation companies and institutions.

Finally, to favor the intermodal transfer of passengers, companies will be required to indicate on transport tickets the CO2 emissions of transportation services. The date of effect of this measure will be set by ministerial decree and is expected to be between July 1 and December 31, 2013. In application of the Grenelle 2 Law, decree no. 2011-1336 of October 24, 2011 sets out a common calculation method applicable to all means of transport.

A Transportation Code (Code des transports) was adopted by Order no. 2010-1307 of October 28, 2010, for the legislative section. This code satisfies the objectives of grouping together, planning and clarifying a wide range of disparate legal texts and reorganizing them within a framework that gives the necessary weight to the founding principles defined in the Internal Transportation Framework Act (Loi d’Orientation des Transports Intérieurs, LOTI) of December 30, 1982. Certain texts are, however, retained in their original format and in particular environmental protection provisions. The codification of the regulatory segment is expected in 2012.

The majority of sites in France are subject to the regulations governing facilities classified for the protection of the environment (ICPE) resulting from Articles L. 511-1 et seq. of the Environmental Code, although generally only the simplified reporting system. Decrees and ministerial and administrative orders clarify the rules applicable to repair workshops, gas filling stations and gas and petroleum product storage and distribution installations, where activities may present environmental impacts or risks.

Environmental Policy and Information (Article 116 of the NRE Law)

As a specialist in environmental services management, we are naturally concerned about the environmental consequences of each of our businesses, both in France and worldwide. In this respect, we consistently endeavor to comply with applicable regulations, to meet the needs and demands of our customers and to optimize the techniques we implement.

Pursuant to the provisions of the NRE Law (Law no. 2001-420 of May 15, 2001), now incorporated in the French Commercial Code, and in addition to the description of our businesses (see “– Our Overall Strategy” and “– Our Strategy by Division” above) and the financial statements (see Item 18. below), we consider it appropriate to highlight below some of the more significant environmental actions that we have undertaken. The information below should be read together with our 2011 Sustainable Development Report and 2011 Corporate Social Responsibility Performance Report for further information on our sustainable development policy and actions.

General Environmental Policy

We offer internal environmental management services, training and information for employees on the environment, methods for reducing environmental risks and implement structures to handle accidents with an impact beyond the confines of the Company.

Since 2002, we have managed our impact on the environment using an environmental management system (EMS or Environmental Management System). This system is largely based on ISO 14001 and is used by all Group divisions. It is made up of four levels of responsibility: Group, division, business unit and site. At each relevant level, it enables environmental impacts and compliance with regulations and in-house company requirements to be assessed. Objectives are set and resources and actions plans implemented to attain them. The system also covers the prevention of accidental pollution and defines the resources to be implemented in the event an accident nonetheless arises and ensures such resources are operational.

Employee training and information is an integral part of the resources managed by the EMS, including the preparation of environmental training plans. The Campus Veolia Environnement network provides business units with access to an environmental training offering, prepared at the request of the Group business committees (see Item 6. “Employees – Human Resources Policies – Training and Work Experience” below). This is supplemented by training sessions organized locally based on identified needs.

The role of the Sustainable Development department includes the roll-out and management of the Environmental Management System. It encourages consistent objectives and actions among the divisions, as well as the sharing of information and best practices. It heads an Environmental Management Committee comprised of environmental officers from the divisions, responsible for communicating information and coordinating action plans in the divisions. An environmental steering committee, chaired by our Secretary General and led by the Sustainable Development Department, comprising an Executive Committee member from each division and representatives from various departments (particularly the legal, risk and R&D departments), was formed to approve the strategic cap adopted for environmental management and report annually to the Veolia Environnement Executive Committee. Since 2007, a special team of internal environmental auditors has supervised the roll-out of the EMS.

In addition, our risk department is responsible for coordinating, identifying and assessing Group risks and particularly environmental risks and ensuring they are under control. It relies in particular on the work of the Group Risk Committee. We have also implemented a warning procedure and a crisis management procedure, including for environmental issues. In particular, this encompasses Group division on-call and alert systems at national and international levels, enabling any necessary measures to be taken on a timely basis and at an appropriate level (see Item 6. “—Board Practices—Comittees Created by Management—Risk Committee” below).

Compliance of Company Operations with Applicable Legislation and Regulations

Our EMS includes, among other things, an environmental audit program that allows it to monitor the regulatory compliance of sites, as well as their compliance with contractual obligations and Group standards. We have defined a general framework to ensure the consistency of the audit systems developed by its divisions, each of which remains responsible for the definition and implementation of its own system. Based on this definition, we set an objective of attaining by the end of 2011, an environmental assessment rate for “priority installations” in the preceding five years of 95%. In 2011, the number of priority installations increased by 1% and the assessment rate was 92%.

Priority sites are drinking water production sites with a capacity of over 10,000 m3/day and urban wastewater treatment plants with a capacity of over 50,000 eH, waste landfill sites (excluding inert waste), waste incinerators, physical-chemical waste processing plants for hazardous waste, hazardous waste recycling plants, Dalkia combustion installations with a thermal output greater than 20 MW and certain Veolia Transdev transportation centers (sites with a fixed fuel installation of over 80,000 liters or managing or receiving over 120 vehicles at least once a year or with a compression station of over 200kW). These facilities have the greatest environmental impact within our Group.

Environmental Evaluation or Certification

The roll-out of the EMS is accompanied by the environmental appraisal, both external (ISO) and internal, of our activities. In 2008, based on a wider application scope encompassing our waste collection and cleaning businesses, we undertook to implement an Environmental Management System in 85% of relevant activities by the end of 2011. We further strengthened our internal environmental management requirements in 2009. The level of roll-out is verified by the statutory auditors adopting a level of reasonable assurance. This appraisal approach may be complemented locally by voluntary external certification, depending on the managerial stakes. Accordingly, 25,322 our sites were ISO 14001 certified in 2011.

Investments Incurred to Preserve the Environment from the Impact of Our Businesses

Given the nature of our services, a large majority of our expenditures and investments have a direct impact on the environment. Our industrial investments amounted to €2,301 million in 2011 (see Item 5. “Liquidity and Capital Resources – Investing Activities” below) and include growth and compliance investments. We invested in employee training, certification programs and the implementation of the Environmental Management System. Our Research and Innovation budget was also renewed. We are implementing a selective investment policy while preserving industrial investments or investments required by contractual commitments.

Provisions and Guarantees for Environmental Risks

As of December 31, 2011, provisions for site closure and post-closure costs (encompassing provisions for site restoration, the dismantling of installations and environmental risks) totaled €690.2 million. Provisions for litigation used in 2011 totaled €116.0 million, encompassing all types of litigation (tax, employment and other litigation).

International Environmental Targets

All of our foreign subsidiaries are covered by the roll-out of the Environmental Management System described above and the objectives set for our Group as a whole are broken down for the subsidiaries.

Sustainable Use of Resources

Use of Water Resources

We preserve water resources by working to prevent wasteful usage in our own installations and in those of its customers. In this respect, the progressive roll-out of our environmental management system provides, in particular, for the monitoring of water consumption in all of our activities. Action plans focus primarily on controlling leaks in the cold water distribution network (raw or treated). Our industrial water consumption (water consumption for the requirements of its activities) totaled 419.5 million cubic meters in 2011.

Climate change in certain regions of the world heightens stress on water resources. To help preserve water resources, we offer a wide range of solutions from optimizing existing resources (resource monitoring, long-term management of abstraction, reasoned use of resources) and protecting resources (identification of chronic sources of damage to resources, prevention of accidental pollution, establishment and supervision of protected areas), to developing alternative resources (re-use of water, recharging groundwater, sea water desalination). These developments are conducted in close association with local authorities, regulatory bodies and the scientific community. In addition, we develop and propose tools enabling customers and consumers to control their consumption (individual meters, awareness-raising measures, price incentives).

A number of measures have been implemented at our Veolia Propreté installations to reduce water consumption, including the internal recycling of process water at incinerators, physical-chemical treatment facilities and landfill sites (leachate). Recycled water is also used to wash waste transport vehicles and installations. Finally, several installations have retention ponds to collect rainwater, which is then used, for example, to wash vehicles and ground areas. Specially-adapted washing machines at our sites enable Veolia Transdev to substantially reduce its consumption while recycling water used (up 80% of water is reused). In addition, certain sites have developed rainwater collection equipment.

Raw Material Consumption

The main raw materials consumed by our activities are processing reagents. Their use is adjusted to reduce consumption. As part of tests on the assessment methodology for indirect greenhouse gas emissions tied to the corporate value chain (scope 3) of the GHG Protocol, Veolia Eau inventoried these reagents in order to optimize their use and reduce related greenhouse gas emissions, without reducing water treatment efficiency.

We are firmly committed to the recovery chain, and particularly the recovery of materials from waste entrusted to the Company for treatment and by-products of its other activities and contribute to reducing third party consumption of raw materials by making recycled raw materials available.

Energy Consumption - Energy Efficiency and the Use of Renewable Energies

We contribute to the reduction of primary energy consumption. Dalkia optimizes energy management for more than 123,500 energy installations worldwide, from urban heating networks to housing, commercial and industrial building boilers. Optimizing the energy efficiency of such thermal installations focuses on operating and maintenance quality and their modernization. Heating networks that offer optimized energy performance by concentrating production on a single site and involving co–generation (the simultaneous production of thermal energy and electricity) represent strong growth areas for Dalkia.

Efforts in the renewable energy field affect all of our businesses. We are not only developing biomass, geothermal and solar energy offerings, but are also capturing energy from incineration plants and biogas from landfill sites. Veolia Transdev continues to provide environmental performance training to its drivers, with as a result not only enhanced passenger comfort and reduced polluting emissions, but also significant fuel savings.

In a bid to reduce our energy consumption, Veolia Eau performs energy audits and has implemented an optimization program which seeks to encourage innovation, accelerate the perfection and adoption of clean water treatment technologies and offer customers sustainable solutions. An increasing number of wastewater treatment plants are excellent examples of energy efficiency, such as the Braunschweig plant (275,000 population equivalent) which produces more energy than it needs to operate. In addition, the replacement policy for electro-mechanical equipment constantly seeks to optimize energy consumption.

The development of waste-to-energy recovery at waste processing plants, such as landfill sites and incinerators, enables the use of external energy sources for operations to be reduced and energy to be supplied to third parties. Accordingly, over 87% of energy consumed by Veolia Propreté in 2011 came from renewable energy or alternative energy sources. In addition, recycling activities and the preparation of refuse derived fuel helps reduce the primary energy needs of our customers. Overall, 165 million Mwh of energy was consumed in 2011 to deliver our services in the water, environmental services, energy services and transportation sectors.

Use of Soils

Our landfill sites and water treatment and production sites cover large areas. As part of our biodiversity policy, we are increasingly concerned by the integrated management of land. Conditions governing the use of soils are included in site operating rules and include our ecosystem management policy.

Preparing a landfill site for operation requires that landfilling cells be dug and prepared. Where we are responsible for this task, we comply with all obligations regarding surface sealing and the recovery of excavated materials. Once used, the cells are covered as quickly as possible and re-integrated into their environment favoring local eco-systems. They are monitored for environmental impacts before being returned to general use and this monitoring is continued after the redevelopment of the entire site to ensure the species planted repopulate the area (post-operation phase).

When it operates wellfields for the production of drinking water, we and the delegating authority implement a protective perimeter around the catchment area, where certain human activities are forbidden or tightly controlled to avoid ground water pollution. These areas can offer opportunities for implementing biodiversity-friendly actions in favor of biodiversity (differentiated management of public parks, inventory of animal and plant life, etc.) such as those taken at the Crépieux-Charmy wellfield in Lyon.

Pollution and Waste Management: Air, Water and Ground Emissions, Noise, Olfactory Pollution and Waste

Limiting Greenhouse Gas Emissions

We contribute to an overall reduction in greenhouse gas emissions by reducing the emissions of the installations managed by the Company and by enabling third parties to reduce their emissions. Several levels of the organization are involved in the fight against climate change. Certain of our activities are subject to regulatory provisions encouraging a reduction in greenhouse gas emissions.

Dalkia’s combustion installations with a thermal output of greater than 20 MW are in particular governed by the provisions of European Directive 2003/87/EC of October 13, 2003, which created an allowance trading scheme for greenhouse gas emissions in the European Union, as amended by European Directive 2009/29/EC of April 26, 2009. Veolia Energie–Dalkia manages over 80,000 combustion installations in Europe, including nearly 250 installations concerned by emission allowances. However, allowances awarded to Dalkia represent slightly less than 1% of total European allowances. Through its special-purpose entity, VEETRA, the division actively manages its carbon emissions and the allowances granted. VEETRA purchases, sells and prices different types of greenhouse gas credits on behalf of the installations concerned. These initiatives have enabled us to be an early participant in the allowance trading market, in order to minimize the cost of carbon restrictions and in some cases finance new investments that help reduce greenhouse gas emissions.

Veolia Eau in Germany also became involved in this sector, following its takeover of the energy supply activities of certain public authority contracts (via BS Energy).

In Australia, the new Clean Energy Future regulation will come into force mid-2012, with an impact on the activities of both Veolia Propreté and Veolia Transdev. The Australian regulation includes a fuel tax amendment and the introduction of a tax on greenhouse gas emissions, including methane emissions at landfill sites. In the long-term, this tax will evolve into an allowance trading system similar to that in the European market. Incentive measures are being introduced in the United States and China to help reduce greenhouse gas emissions. While our activities in these regions are not affected by these regulatory changes, we are closely monitoring the situation and will continue efforts to develop renewable and alternative energies.

At an international level, we seek to generate emission credits, by participating in projects in partnership with other European or developing countries that help to reduce greenhouse gas emissions. Veolia Propreté has registered six projects adopting Clean Development Mechanisms (CDM), one of the flexible mechanisms defined in the Kyoto protocol: two in Brazil and one each in Egypt, Mexico, Argentina and Colombia. The experience gathered during these projects is now used for new projects under development. The majority of these projects is now in the operational phase and they have generated GHG Emission Reduction Certificates. Six projects are currently under development at sites operated by Proactiva in Latin America and at Veolia Propreté sites. Faced with the diversification of trading systems and platforms, Veolia Propreté also became active in other regions. Accordingly, where the regulatory context is not favorable, other mechanisms are used to incite and finance environmental investments such as the sale of credits or a voluntary market. For example, a Voluntary Carbon Standard (VCS) project has been launched in China and two Greenhouse Gas Friendly Program projects in Australia.

Veolia Energy has a Joint Implementation (JI) project currently in progress in Hungry. Through Dalkia we are focusing on the development of CDMs in China, South America, the Middle East, Israel and North Africa with respect to heating networks, renewable energies and energy efficiency. Veolia Eau studies opportunities to obtain carbon credits for wastewater and sludge treatment projects, and in particular projects integrating biogas recovery. Veolia Eau has a JI project in Bulgaria and several others are under review or in the course of development, primarily in Africa and Asia.

In addition to the regulatory framework, we have a robust environmental reporting system which encompasses the GHG emissions (scope 1 and 2) of all relevant businesses. Methane production and emissions at landfill sites are measured using theoretical mathematical models. While this model is recognized internationally, it can generate uncertainty, sometimes significant, as to the correct quantification of landfill site methane emissions. By improving its knowledge of waste and the physical, bacteriological and chemical phenomena involved, Veolia Propreté aims to improve the relevance of its reporting and reduce the uncertainty surrounding these diffuse emissions. Finally, this joint commitment of all our businesses is applied daily in the operation of the installations.

Veolia Propreté continues to implement and optimize biogas collection systems at its landfill sites and waste-to-energy recovery systems. 96 waste landfill sites for which we control investment are equipped with biogas collection and processing systems. With renewable energy at the heart of our energy strategy, biomass and geothermal energy is increasingly used. Combined with cogeneration and energy efficiency services, these new energies contribute effectively to the fight against climate change. Two years ago, Veolia Eau launched an ambitious project entitled, “Water2Energy,” to promote a reduction in GHG emissions by encouraging self-sufficiency and the sale of renewable heat and electricity generated on-site at all its installations worldwide.

Veolia Transdev is also heavily involved in the fight against climate change. In order to reduce the greenhouse gas emissions generated by city transport, it is necessary to encourage modal transfer from private cars towards public transport and “soft” transportation methods. Veolia Transdev takes part in international negotiations on the climate to defend the sustainable mobility approach. In 2008, Veolia Transdev launched the initiative “Bridging the gap: pathways for transport in the post Kyoto process” (www.transport2012.org), to enable carbon financing mechanisms support low-carbon urban transportation projects. This initiative is the result of a partnership between Veolia Transdev, UITP (International Association of Public Transport), TRL (Transport Research Laboratory), GTZ (a German technical cooperation agency) and ITDP (Institute for Transportation and Development Policy). Veolia Transdev also became involved in the fight against climate change by proving the environmental performance of public transportation using the “Eco-Efficient Travel” calculator at a range of benchmark sites. The division is also looking to reduce its use of fossil fuels, for example by having a fleet of so-called clean vehicles and training drivers how to drive in a smooth and fuel-efficient manner.

With total direct and indirect emissions of 45.2 million tons of CO2 (carbon dioxide)9 equivalent in 2011, we are working actively to reduce our impact on the climate. We contributed to reducing greenhouse gas emissions, both through the daily management of sites that we operate and through the use of renewable and alternative energies in the amount of 26.5 million tons of CO2 equivalent in 2011, compared to 27.5 million tons of CO2 equivalent in 2010.10

9    Non-hazardous waste, excluding inert waste.

10  Adjusted value in 2010.

Other Emissions

We are committed to reducing our emissions below regulatory requirements by (i) improving the treatment of air emissions and developing better technologies (treatment of incineration smoke by Veolia Propreté, reduction in vehicle emissions by Veolia Transdev, low NOX or SOX emission combustion technologies in Dalkia) and (ii) reducing consumption and encouraging the use of cleaner fuels (low-sulfur fuel oil and coal, natural gas, liquified natural gas (“LNG”) for combustion installations and vehicles and hybrid electric or bi-modal vehicles).

Installations, and primarily incineration installations, operated by us mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), halogenated derivatives (HCI, HF), heavy metals (Hg, Cd, TI, Pb, etc.) and dust. SOX emissions from waste incineration units (hazardous and non-hazardous waste) totaled 88 grams per ton of incinerated waste in 2011, comparable to 2010.

Veolia Transdev continues its efforts to reduce polluting emissions (CO, HC, particles) from its fleet of passenger vehicles. A benchmark was defined, corresponding to 80% of the 2008 bus and coach fleet. Emission reduction targets were set for the end of 2011: 5% for carbon monoxide unit emissions (CO), 24% for hydrocarbons (HC) and 27% for particles, after adjustment of the targets set as of March 31, 2010. To this end, the Veolia Transdev network vehicle pool is gradually being brought into compliance with the “EURO 5” standard as vehicles are replaced. This standard imposes even stricter requirements with respect to reducing polluting emissions than the “EURO 4” standard, applicable since 2006. Further, Veolia Transdev is committed, as part of its environmental management system, to lowering its polluting emissions on a like-for-like basis and is preparing for new standards by testing and experimenting emission reduction systems (polluting emissions and greenhouse gases) which will subsequently be marketed, thereby reaffirming its role as expert and advisor to customer public authorities. In France, Veolia Transdev is pursuing research, in partnership with ADEME, into identifying and assessing the market systems best able to reduce NOX emissions by its bus and coach fleet.

Over the last few years, Dalkia has assessed available technologies for reducing NOX emissions (low emissions fuel oil, recycling of fumes, air terracing, combustion modeling, etc.).

Water Pollution

Veolia Eau has developed a comprehensive approach to assisting local authorities, tailored to their size and technical and regulatory challenges, to ensure the efficient management of wastewater collection and treatment. The success of a wastewater treatment project is dependent on a number of clearly defined steps: needs assessment, definition of a local strategy, quality guarantee, service performance measures and, finally, reporting on the impact of services to inhabitants. Veolia Eau offers its expertise in each of these areas. The wastewater treatment efficiency (BD0511) of our biological treatment stations with a capacity greater than 50,000 population-equivalent, was 93.5% in 2011.

Furthermore, flow monitoring systems covering a number of micro pollutants considered dangerous to the environment were implemented pursuant to the Water framework directive, particularly in France, to assess the impact of wastewater treatment plant emissions on the ecological state of bodies of water. Our center of environmental analysis has developed regulatory analysis techniques and offers customers a comprehensive range of monitoring services (sampling and analysis). Veolia Eau has also developed biological tools measuring the impact of these emissions on target organisms. Where necessary, Veolia Eau proposes the implementation of additional treatment solutions reducing or eliminating emissions of dangerous substances into the natural environment.

11   Average Influent Biological Demand.

Ground Pollution

We ensure the correct storage and use of materials employed in our activities, in order to avoid infiltrations or accidental spillage leading to pollution. We are also active in the ground restoration and maintenance sector through the restoration of contaminated soils and agricultural recycling of waste and wastewater treatment sludge. In 2003, we integrated all activities relating to the treatment and recovery of sludge within a single entity, SEDE Environment. As a result, we have a precise, global and integrated overview of sludge management options, allowing us to optimize our agricultural recycling in particular.

We propose the implementation of monitoring systems covering emissions into the wastewater network (Actipol method which we developed), to enable action to be taken upstream to improve the quality of sludge produced. Veolia Eau has finalized certification guidelines defining requirements applicable to wastewater treatment systems for the production of quality sludge to be used in agriculture. Downstream, we promote the agricultural recycling of sludge through composting and engage an independent certifying body to audit our composting and agricultural recycling networks.

This recycling is conducted in conjunction with the agricultural recycling of the fermentable fraction of household waste. We produced 1,107.1 thousand tons of compost in 2011 and 48% of sludge produced was used as fertilizer in agricultural activities. We have initiated a quality enhancement program for organic material produced from organic waste and a program to assess our agricultural impact (the Quali- Agro program led by CRPE – our center for research for environmental and energy services - in coordination with INRA).

We are also active in the rehabilitation of polluted soils. Using several processes, including thermal desorption, Veolia Propreté processes almost all the pollutants present in the soil at industrial sites.

Noise and Olfactory Pollution

We have also developed new processing and storage techniques for odors, particularly in wastewater treatment plants and waste landfill sites. We also use new and more silent technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations and transport vehicles.

Waste

Through our Environmental Services division, we are fully committed to developing sectors for the material and agricultural recycling of waste, as well as the waste-to-energy sector. We are naturally attentive to the generation of waste by our own installations and those we operate. We seek to reduce production and look for possible recycling outlets and, where none exist, we treat any waste produced.

Veolia Propreté uses the most innovative technologies in its waste recycling activities, to widen the range of recyclable sources and increase the recovery rate, which is heavily dependent on the quality of sorting. We have therefore multiplied our efforts to improve our recycled raw material identification, separation and preparation processes. We have created new waste standards for household and industrial waste, obtaining a recovery rate of around 70% in our high-performance sorting centers. Bottom ash is the non-combustible residue produced by incineration. Its recovery is subject to strict regulation. Depending on its composition and potentially after a period of maturation, it can be recycled as road construction material (for example in France and the United Kingdom).

Wastewater treatment produces sludge, which is a concentrate of the organic and mineral material previously contained in the water. We have developed an analysis tool covering health and environmental impacts, enabling the most appropriate recycling outlet or treatment approach to be chosen locally for the sludge. When sludge quality and the availability of recipient soil allow, agricultural recovery offers a possible outlet, as does methane production, incineration and storage with waste-to-energy recovery and wet air oxidation.

The majority of waste produced by Dalkia (soot and bottom ash) is due to the combustion of wood and coal at its installations. Improvements to combustion techniques seek to limit production. Waste is treated or recycled in accordance with local regulations.

Protection of biodiversity

Preserving Biological Balance, Natural Environments and Protected Animal and Plant Species

We integrated the protection of biodiversity into the first promise of our Sustainable Development Charter and since 2004 we have developed an approach based on the nature of business impacts and the implementation of integrated management into the Environmental Management System. We identify these impacts using internal expertise, which primarily focuses on analyzing biological tools used to evaluate the ecological state of marine and land life. Moreover, we work with a number of universities and institutions in order to further our knowledge through innovative research programs covering the interaction of our activities and the functioning of ecosystems. To improve the structure of our policies, we use a methodology enabling sites to carry out their own biodiversity appraisals and to implement appropriate action plans.

Our Biodiversity policy focuses on the management of impacts on ecosystems, preserving biodiversity, foreseeing needs and conserving remarkable biodiversity. It will be rolled-out across all our businesses, to preserve ecosystems, restore and foster urban biodiversity, protect remarkable ecological areas near our sites and improve understanding of the dynamics of ecosystems.

In several countries, our main activities are subject to environmental protection regulations (Facilities Classified for Environmental Protection (ICPE) in France or their equivalent). Therefore, all business development is conducted in tandem with the preparation of environmental impact studies comprising a highly detailed section on animal and plant life. The management of these impacts is, accordingly, a constant concern for the operating staff of our different businesses (waste processing, decontamination stations, combustion facilities, rolling stock depots, etc.).

Beyond the strict regulatory framework, the biodiversity policy is implemented at each of our sites as part of the roll-out of the Environmental Management System. In parallel, specific measures are performed and monitored: the sustainable management of green (Veolia Eau: Braunschweig, Germany) and maritime areas, the roll-out of diagnostic guidelines in a local partnership with the Malaysia Terengganu University at the Dungun site (Malaysia) and the preservation of ecosystems in the development of sites and their surrounding areas - Graulhet and Saint-Cyr-des-Gats hazardous waste landfill sites in France, which received the Noé Conservation label, the Marchwood incinerator in the UK and the Pitsea (Essex, United Kingdom) and Croft Farm (Doncaster, United Kingdom) landfill sites which were certified by the Wildlife Trust in the United Kingdom.

In order to improve the awareness of all internal players and provide them with recognized tools, we introduced an Atlas of sustainable development responsibilities and opportunities, integrating in particular areas of biodiversity interest identified by Conservation International, classified using the International Union for Conservation of Nature (IUCN) international classification.

In 2008, we entered into a partnership with the French Committee of the IUCN.12 The primary aim of this partnership is to assist us in integrating biodiversity into our corporate strategy, strengthening our R&D strategic cap thanks to a network of recognized experts and participating in raising awareness among our employees through training measures. IUCN France is composed of 55 members (government ministries, public institutions and NGOs) and a network of approximately 250 experts. At the international level, IUCN has been a United Nations observer since 1999. In France, in line with international biodiversity challenges, Veolia Environnement signed up to the French National Biodiversity Strategy launched on May 19, 2011, to enhance the country’s commitments and break them down within its activities.

We have also participated in international studies, primarily through the work of the WBCSD (Ecoystem Services Review (ESR), Corporate Ecosystem Valuation, with a case study focusing on the Berlin site). The integration into its activities of the principles of the Convention on Biological Diversity (CBD) is highlighted in “Responding to the Biodiversity Challenge – Business contribution to the CBD,” and a communication thereon was issued during the COP 10 convention in Nagoya.

Finally, with the research work of Veolia Recherche et Innovation (“Veolia Research and Innovation”), enhancing the value of ecosystem services rendered is at the heart of our concerns. Improving our understanding of ecological balance and sharing this knowledge by increasing awareness and communicating on biodiversity, are supplemented by the activities of the Veolia Environnement Foundation.

Corporate Sustainable Development Commitments

We strive to help enhance the quality of life and the environment wherever we operate, and have placed the challenges of sustainable development at the heart of our strategy. For this purpose, we focus not only on the preservation of the environment and the protection of natural resources and biodiversity, but we also assume our economic and social responsibilities, particularly at a local level where we are committed to stimulating progress. Further information concerning our commitment to sustainable development may be found in our Annual Sustainability Report available on our website.

The Veolia Environnement Institute: a Scientific Approach to the Environment and Sustainable Development

In a constantly evolving world, interaction between man and the environment represents a major challenge that requires the mobilization of a large number of resources and the commitment of all stakeholders at local, national and international level. This strong conviction led us to create the Veolia Environnement Institute (VEI) in 2001, to encourage forward-looking analysis of issues concerning the society-environment interface. As a collective discussion tool, we aim to extract in-depth environment change from the ambient “general noise.” Since 2010, we have focused particularly on the comprehensive management of the environment and its ecosystems, the expectations of society and citizens, sustainable development “users” and sustainable development performance measurement, both for cities and companies. Through its Foresight Committee, comprised entirely of individuals of international reputation and standing, VEI benefits from the contribution of leading outside expertise on different key subjects (including climate science, public health, the economy and human sciences) to guide discussions, while remaining firmly anchored in the daily realities of our different businesses. This dual capacity represents both the originality and force of the Institute.

Supported by a network of multi-disciplinary academic experts and sustainable development practitioners, VEI offers a unique platform. It captures and develops reliable scientific knowledge and tried-and-tested expertise in the field, communicating this knowledge to all public and private players involved in sustainable development discussions. Through its forward-looking study program, scientific publications and conferences, VEI sheds light on the challenges that will mark the provision of environmental services over the coming decades. This autonomous expertise supports our long-term vision and increases our ability to forward-plan.

12   The UN’s International Union for Conservation of Nature.

In partnership with the French Development Agency, VEI organized the 6th Conference on Future Environmental Trends on June 27 and 28, 2011 in Paris, around the theme: “Reconciling poverty eradication and quality of the environment: what are the innovative solutions?” Sponsored by the French Ministry for the Economy, Finance and Industry and attended by two Nobel prize winners, Wangari Maathai, the founder of the Green Belt Movement and Amartya Sen, a Harvard University economist, as well as Antoine Frérot, Chairman and CEO of Veolia Environnement and Dov Zerah, Director General of the French Development Agency, this high-level international forum brought together 600 decision-makers, leading international institutions, development players in the field such as NGOs, scientists, companies and students. The 70 speakers from 15 countries included Joan Clos, Director General of UN Habitat, Julia Marton-Lefèvre, Director General of IUCN, Maria Nowak, founder of AIDE, Sheela Patel, Chair of Shack/Slum Dwellers, an international federation of shantytown dwellers and Pavan Sukhdev, the former head of the UNEP Green Economy Initiative. The Conference focused on four topics - poverty and climate change, poverty and biodiversity, poverty and the environment in an urban setting and the role of the private sector – and discussed current understanding of this multiple approach and local solutions and innovative practices already adopted in the field. The presentation by Antoine Frérot during the opening ceremony and contributions by other Group employees during 3 sessions, also offered an opportunity to discuss more widely the role and initiatives of a company like ours and the solutions proposed for the supply of adapted essential services, necessary to improving the living conditions of the poorest populations. The timing of the Conference in the international agenda was ideal, between the New York Summit on Millennium Development Goals in September 2010 and the Rio+20 Earth Summit on Sustainable Development in June 2012. Brice Lalonde, UN Executive Coordinator for the Rio+20 Summit spoke at the closing session, placing the message of the Poverty-Environment Conference in the perspective of the Rio+20 Summit. In November 2011, the VEI Conference framework articles were included in the UN Secretariat preparatory document, which will serve as a basis for official negotiations in Rio. It is also VEI’s aim to present the results of its joint work with its partners to leading international bodies, such as the United Nations, and thereby contribute to discussions on the future direction of our constantly evolving world.

At the same time, VEI continued its innovative scientific publication policy with its two e-journals: FACTS Reports, a journal dedicated to field work, which seeks to collect, circulate and capitalize on the knowledge and good practices of people in the field (NGOs, international organizations, etc.) and S.A.P.I.E.N.S. (Surveys And Perspectives Integrating the ENvironment and Society), a multidisciplinary review publishing articles from top specialists in order to set forth recent advances in the field of sustainable development. In this way, the Institute capitalizes on a unique source of information from real-life experience at the “foundation” of the global population, where future society and citizen trends are in their infancy. In order to focus on specific issues and attract both new contributors and new readers, FACTS Reports published a number of special issues covering specific topics or geographical areas in 2011. These include in particular, an edition on social innovation and the people creating change in partnership with Ashoka, the leading international network of social entrepreneurs and a special Brazil edition to create an active FACTS-based community prior to Rio+20. S.A.P.I.EN.S also forms editorial partnerships around scientific seminars, to cover more disciplines and touch new communities. Thanks to this approach the review continues to attract new insight and innovative ideas from sustainable development scientific experts, encouraging forward-looking discussions which benefit Veolia Environnement. During the second half of 2011, S.A.P.I.EN.S published the key papers presented at the Wuppertal Institute 3rd International Conference on the Climate, Energy and the Environment (Germany) entitled “Sustainable Growth and Resource Productivity.” These papers covered eco-innovation policies, resource productivity in 21st century Japan and links between the economy and the environment and transition towards a green economy.

These Conferences and reviews help strengthen VEI’s international network of academic partners and field practitioners, with which it also develops a program of forward-looking and other studies focusing on urban issues. As we move towards a sustainable world, cities already are and will be increasingly in the future, directly involved in creating change. VEI aims to capitalize on its cutting-edge analysis work to mobilize the best expertise and produce tools useful for transforming cities into sustainable cities. Continuing the work performed with the College of Europe on carbon footprint calculation methods, VEI undertook work on measuring urban environmental performance in 2011 at the request of the United Nations Environment Program (UNEP). This study sought to define, at the scale of a city, global and local environmental impacts to be taken into account and the indicators which exist and those which need to be defined to enable a rigorous assessment. Initial results were presented to the Gwangju Summit (South Korea) organized by UNEP and the cities of Gwangju and San Francisco (USA) on October 11 and 13, 2011 entitled “Green City, Better City.”

In developing cities more specifically, the research project involving TERI (India), IDDRI (France) and Veolia Transdev entitled “The future of carbon financing schemes for sustainable transport: Mumbai paves the way” was extended in 2011 with the arrival of a new partner, the Institute for Transportation and Development Policy (ITDP). ITDP has worked for over 25 years with cities and local players around the world to reduce poverty, pollution and petrol dependency and contributes its technical expertise to promote transport that is both sustainable and socially equitable.

Bolstered by this work, VEI offers a discussion platform for exchanges on major environmental, economic and social issues to be called on to satisfy the demands of civil society. VEI’s existence and influence in the scientific and associative community bears witness to the originality of this initiative by a private operator like us attentive to changes in constantly evolving societies.

At the filing date hereof, the VEI Foresight Committee had seven members: Hélène Ahrweiler, historian, President of the University of Europe, Harvey Fineberg, President of the United States Institute of Medicine, Pierre Marc Johnson, lawyer and physician and former prime minister of Quebec, a specialist in major environment challenges, Philippe Kourilsky, biologist, member of the Academy of Sciences and professor at the Collège de France, Mamphela Ramphele, physician and anthropologist, former Director-General of the World Bank and former vice-rector of the University of Cape Town, Rajendra K. Pachauri, President of GIEC, 2007 Nobel Peace prize laureate and Director-General of TERI and Amartya Sen, economist, 1998 Nobel prize laureate and professor of economics and philosophy at Harvard University.

Regional Development Partnerships

We take into account the economic and social factors underlying the development of the countries in which we operate and work to develop solutions that are adapted to local restrictions and to transfer know-how to the geographical areas where our divisions have operational responsibilities. We favor a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the populations of emerging countries, which permits the development of model plans that can be reproduced. In each of our projects, we seek to include a beneficial and educational dimension for the improvement of public health and the protection of the environment. We also try to assist in the development of regions where we provide services by focusing on access by the poorest populations to essential services (water, wastewater treatment, energy, etc.).

In 2011, we continued to develop our strategy of forming partnerships with international institutions and our active participation in the United Nation’s Global Compact. The case studies highlighted on our dedicated internet site (“Communication on progress” page) show how our operating activities, both delegated management and industrial contracts, contribute to the implementation of the ten United Nations Global Compact principles.

In addition, we backed the French Partnership for the City and Regions initiative (Partenariat français pour la Ville et les Territoires, PFVT), formed under the auspices of two government ministries and with the support of the French Development Agency: this platform brings together French expertise in cities and regions and offers us the opportunity to play a role in international urban cooperation. To this end, we joined the Institute for Local Authority International Cooperation (Institut pour la Coopération Internationale des Collectivités) created by the association, France United Cities (Cités Unies France, CUF).

Protecting the environmental and reducing inequality dominated the forward-looking studies and research carried out by the Veolia Environnement Institute, particularly for the international conference held in Paris in June 2011 with the active participation of UN-Habitat, which brought together numerous international experts.

In partnership with the Prince Albert II of Monaco Foundation, we participated in work on water use conflicts in countries surrounding the Mediterranean basin, which led to a symposium organized in Monaco in November 2011 attended by numerous experts. The conclusions of this symposium will be discussed further at future international conferences on this subject. Attention was focused successively on understanding the origin and nature of use conflicts, the social-economic challenges and the technical and financial means necessary to their resolution.

Elsewhere, we continued to participate in the UNITAR program for strengthening local governance, focusing on the management of urban services: in 2011, it met with over 500 public authority managers in Asia, Africa, South America and Central Europe during 12 work sessions. This program was launched in 2002 following the Johannesburg Summit on Sustainable Development and represents a long-term cooperation approach based on expertise that can be harnessed and which, for the first time in 2011, was used in an e-learning program led by UNITAR.

In the climate change sector, we confirmed our commitment to the “Territorial Climate Plan” approach launched by the R20 (meeting of the twenty largest regions worldwide: North American federal states such as California and Quebec, Spanish and Italian provinces, German landers and French regions). Our expertise in clean development mechanisms and energy efficiency was recognized by this group of regions and solicited for an initial experimental action in Morocco (Eastern region). Our partnership initiatives also lead to joint actions in France with associations and bodies committed to the development of regions and enhancing their value (for example, the Coastal Areas Conservatory (Conservatoire du Littoral) and Marine clusters (pôles Mer), etc.).

We also play a major role in discussions on the future Greater Paris Metropolis, taking the initiative to create our own think tank to support the public debate through publications or by participating in the organization of conferences (e.g. at the Paris City of Architecture in September 2011).

The Veolia Environnement Foundation

Since May 2004, we have pursued a charity program through a corporate foundation, the Fondation d’Entreprise Veolia Environnement. This initiative is part of a long-standing tradition of corporate charity work, while enabling improved coordination of actions and a greater involvement of employees in the areas of solidarity, occupational integration, and environmental protection. The Foundation was initially created for a period of five years and was extended in 2009 for a further five years. Since its creation, the Veolia Environnement Foundation has supported over 1,000 projects, each sponsored by a Group employee, in the areas of solidarity, occupational integration and the environment.

In 2008, the Foundation integrated our humanitarian assistance and international cooperation departments, Veolia Waterforce and Veolia Waterdev, within a single structure, Veoliaforce. The Foundation calls on the expertise of our four divisions for the purpose of its charity work and benefits from the support of all Group employees. Among the projects selected in 2011, the Foundation launched 130 new projects while continuing those initiated in previous years. Certain projects of major importance are presented below.

In the environmental sector, the Foundation will support a joint scientific cooperation program in the United States between the Group and the University of Arizona focusing on “water and climate” and “energy and sustainable development” issues at the Biosphere 2 (B2) research site, the largest artificial closed ecological system in the world. Different ecosystems have been created at this site (a rainforest, an ocean and coral reef, a mangrove, a savannah, a desert, etc.) providing scientists with access to a unique work tool.

In Senegal, the Foundation supports an ecological restoration program led by the CNRS Man and the Environment Observatory based in Tessékéré. The Senegalese Water and Forests Department, with the support of the Dakar Cheikh Anta Diop University, launched a program to plant a range of ligneous species in an area covering 80,000 hectares. The program also includes a socio-economic section encompassing the 30 rural communities living in the area.

In Madagascar, the Foundation helped the “Man and the Environment” association which launched a plan to harness renewable energy at the Vohibola nature preserve, by building a solar energy-powered boat for transporting passengers and monitoring the site.

The Foundation continued to support the Tara Océans expedition which navigates on all oceans of the world, from the Mediterranean Sea to the Atlantic Ocean, as well as the Indian, Antarctic and Pacific Oceans. The main objectives of the expedition are to understand marine life diversity and how it operates and also to predict the reaction of marine ecosystems to climate change. During the course of its voyage, the scientific expedition, supported by the CNRS, will have covered 115,000 kilometers around the world and installed 130 sampling sites using cutting-edge technology financed to a large extent by the Foundation. Initial laboratory analyses of samples taken have shown that 60% to 80% of plankton genes were previously unknown.

In 2011, the Foundation was awarded the Special Jury Prize at the Corporate Patronage Awards for the environment and sustainable development by the Minister for the Ecology, Sustainable Development, Transportation and Housing in France, for its activities as a whole and for six projects in particular that it has supported since its creation: its partnerships with the Camargue Regional Nature Park, the French Southern and Antarctic Lands, the Tara Océans scientific expedition, the Arema association (for the restoration and maintenance of aquatic areas), the Médiaterre program and the French network of major sites.

In the areas of solidarity and occupational integration, the Foundation also supports major projects such as assistance with the creation and management of micro-companies provided by ADIE (Association for the right to economic initiative) in France. The continuation of this partnership, which has functioned successfully for the last four years, will primarily enable the opening of new Advice Centers in cities outside Paris and the development of online services for micro-entrepreneurs.

The Foundation is involved in many solidarity projects in France and abroad, such as a project in India with the association, International Development Enterprises India, which increases the revenues of one thousand small farmers in the State of Maharastra by helping them implement small irrigation systems and sustainable agricultural practices and a project in Togo, as part of a decentralized cooperation agreement with the Mantes en Yvelines conurbation (Camy), to improve access to drinking water and wastewater treatment services for the 15,000 inhabitants of the Liligodo region.

In France, the Foundation also enabled the development in 2011 of around forty centers for occupational training and integration through economic activity and the return to employment of at-risk individuals. The Foundation is also a founder member of the French Sports Foundation (Fondation du sport français) launched in December 2011, alongside the French National Olympic and Sports Committee (Comité National Olympique et Sportif Français, CNOSF), the French Games Foundation (Fondation Française des jeux) and the Sportsman Mutual Insurance Company (Mutuelle des sportifs). This “umbrella” public-interest foundation promotes, in the general interest, social innovation through and in sport and the value of human interaction.

Since its formation, the Foundation has created two prizes. The Environmental Book Prize (Prix du livre Environnement) was created in 2006 and is awarded to writers and publishing houses that help raise public awareness of the environmental challenges facing the planet. The Student Solidarity Award (Prix de la Solidarité étudiante) created with Campus Veolia in 2009, seeks to support not-for-profit projects undertaken by associations of students pursuing their studies at master level at leading French and European schools and universities.

The Environmental Book Prize was awarded this year to Martine Chalvet for “History of the Forest,” while Carl Hiaasen received the Youth prize for “Panther.” The 2011 Student Solidarity Award was won by four associations: Ingénieurs du monde, a student association from the Lausanne Ecole Polytechnique Fédérale, for a project developing renewable energy in Nepalese schools, Istom Student Environnemental Expertise, a student association from ISTPOM (Ecole d’Ingénieur d’Agro-Développement International) in Cergy Pontoise, for a project building a plant nursery to decrease the over-exploitation of forest resources and to protect the biodiversity of the National Limpopo Park in Mozambique, equal with Captive 2000, a student association from ESIGELEC (Ecole Supérieure d’Ingénieur en Génie Electrique) in Rouen for the creation of a pocket electronic dictionary in Braille for individuals with visual impairment and POEMES (Paris Ouest Etudiants en Médecine et Solidarité), a student association from Versailles Saint-Quentin University, for the renovation of a maternity clinic in a village of Burkina Faso, while raising awareness of HIV and hygiene issues.

In 2011, the network of Veoliaforce volunteer employees, which joined the Foundation in 2008, took part in several emergency humanitarian operations involving French and foreign volunteers. Five volunteers were decorated last January by Professor Jean-François Mattéi, President of the French Red Cross. On behalf of the French Defense Minister, he presented them with the Haiti Commemorative Medal awarded by the French Ministry of Defense, alongside several members of the energy response teams for their actions in Haiti following the earthquake in January 2010. In response to a request for help from the city of Minamisanriku in Japan, the Foundation sent two mobile drinking water treatment units (e.g. Aquaforce 5,000) and installed them onsite with the help of Japanese volunteers from Veolia Water Asia. This town with a population of 18,000, is located on the east coast of the country and was severely affected by the earthquake and tsunami. Its 7,000 survivors have since been joined by numerous refugees from surrounding communes. The mobile units enable the distribution of water to neighboring regions by tank truck. In Chad, following the outbreak of a cholera epidemic in August in Guera province, Veoliaforce volunteers joined forces with the specialized Red Cross Water and Wastewater treatment teams and assisted the Canadian Red Cross medical teams. Their mission was to set-up a cholera treatment center in Mongo, the capital of Guera and to support six secondary cholera treatment centers throughout the province, while raising awareness of hygiene issues.

A new cooperation agreement was signed by the Veolia Environnement Foundation and UNHCR, the United Nations agency responsible for helping refugees and displaced people. Under this agreement the Foundation becomes a UNHCR “standby partner,” as it already is with UNICEF and the French Red Cross. The Foundation will help strengthen the response capacity of its new partner in emergency actions in favor of refugees by contributing its expertise and know-how.

The first practical application of this partnership signed in October 2011 took place in Ethiopia, where the Foundation ensured the proper operation of the wastewater treatment plant and distribution network supplying a Somali refugee camp and the local communities of Kebri Beyah. In addition, several technical expertise and support missions were performed in Africa (in Djibouti, Zimbabwe, Togo, Cameroon, Senegal, Benin, Burkina Faso, the Democratic Republic of Congo and in the French Southern and Antarctic Lands) as well as in Moldavia. In Cameroon, as part of a cooperation program between the International Association of French–speaking Mayors (AIMF) and the town of Bangangté in the west of the country, volunteers took part in a water and wastewater treatment access program (performance of technical and water conveyance studies in ten villages and launch of fifteen latrine construction worksites in the commune’s schools and markets), benefiting over 150,000 people. In Djibouti, at the request of UNICEF, Veoliaforce volunteers assessed bore-holes financed by the European Union and Saudi Arabia, in order to draw up general design, construction and operation recommendations to increase water production flow. In Benin, volunteers took part in a decentralized cooperation program between the Seine Eure conurbation (CASE) and the commune of Bohicon, which the Foundation has assisted technically and financially for the last two years. Their mission involved optimizing the conveyance of drinking water, installing chlorination equipment and training equipment maintenance teams.

At the same time, the Foundation continues to train volunteers. Around fifty employees from all Group divisions learned to use emergency equipment and particularly Aquaforce 5000, and are now able to intervene rapidly in the event of a humanitarian disaster. During 2011, Veoliaforce mobilized the expertise of our employee volunteers, who spent over 1,200 days in the field.

Insurance

Objectives

Our Group's insurance procurement policy, for all of our divisions, has the following objectives:

•

Subscribing common insurance policies to implement a coherent risk transfer and coverage policy designed to maximize economies of scale, while taking into account the specific characteristics of our businesses and legal or contractual constraints; and

•

Optimizing thresholds and the means for accessing the insurance or reinsurance markets through use of appropriate deductibles.

Implementation of the insurance policy

Insurance policy

Our insurance policy involves (i) defining the global insurance coverage policy for our activities particularly based on the expression of the needs of subsidiaries, (ii) selecting and entering into contracts with outside service providers (brokers, insurers, loss adjusters, etc.), (iii) leading specialized consolidated subsidiaries in insurance or reinsurance services, and (iv) leading and coordinating the network of insurance managers of the main subsidiaries.

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

The main actions undertaken in 2011 primarily concerned:

•

The continuation of efforts to identify, prevent and protect against risks, in particular through a rating system corresponding to the “property damage and business interruption” risk profile of Veolia Environnement's most important facilities throughout the world;

•

The ongoing roll-out of Group programs;

•

The organization of broker services for the placement and administration of our insurance programs.

Main Group insurance policies

Third-Party Liability

The general third-party liability and environmental damage program was renegotiated on July 1, 2011, for the whole world (excluding the US and Canada) for a period of three years. Initial coverage of up to €100 million per claim was subscribed. In the US and Canada, several contracts cover third-party liability and environmental damage for Group subsidiaries, up to a maximum of US$50 million per claim and per year.

For all our subsidiaries worldwide, an insurance program provides excess coverage of up to €400 million per claim, in addition to the basic coverage of €100 million outside the US and Canada, and of €450 million per claim in excess coverage over and above the basic coverage of US$50 million in the US and Canada. This program encompasses liability resulting from environmental damage sustained by third parties as a result of a sudden and accidental event.

Third-party liability coverage for terrorist acts is included in the general liability program set-up for three years on July 1, 2011, with coverage of up to €200 million per claim and per year, excluding the US and Canada. Coverage for the US and Canada is €150 million per claim and per year, in addition to coverage of US$50 million. Certain activities, such as maritime transport, automobile and construction, have their own specific insurance policies.

Property Damage and Business Interruption

All four of our divisions are covered by property damage insurance policies, insuring the installations they own as well as those they operate on behalf of customers. Our Group insurance program provides either “business interruption” coverage or “additional operating cost” coverage depending on each subsidiary's ability to use internal or external solutions to ensure service continuity. These policies contain standard insurance market terms. Our Group damage insurance program initially set up on January 1, 2007 for a period of three years was extended to January 1, 2012 to maintain existing competitive insurance coverage.

The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes required, by insurers in the markets in which the risk is underwritten. Group insurance coverage carries a limit per event of €300 million per claim. Some of this coverage includes additional sub-limits per claim or per year.

Self-Insurance and Retained Risks

For any insured claim or loss, we remain liable for the deductible amount set out in the policy. This amount may range from several thousand euros to more than one million euros. Our Group self-insurance system is entirely based on its reinsurance subsidiary, Veolia Environnement Services-Ré, which retains a self-insured risk of €1.5 million per loss for the coverage of the third-party liability risk and €2.5 million per loss for the coverage of property damage risks and resulting financial losses, thereby limiting the accumulation risk. For both property damage and third-party liability, Veolia Environnement Services-Ré has set up reinsurance contracts to limit its exposure to frequency risk (“stop loss”-type contracts).

The insurance policy described above is constantly changing in response to the constant appraisal of risks, market conditions and available insurance capacity. We ensure that the main accidental and operating risks brought to our attention are covered by the insurance markets, when insurance is available on the market and it is economically feasible to do so.

ORGANIZATIONAL STRUCTURE

Our Company is divided into four operating divisions corresponding to each of our four business segments and a number of centralized corporate departments that lead and coordinate the actions of teams present in each of the four operating divisions. We are currently preparing to divest one of these divisions, which consists of our investment in Veolia-Transdev. We believe that this organizational structure encourages the coherent development of our Group by reinforcing our identity, maintaining solidarity and cohesion, favoring economies of scale and encouraging professionalism through the sharing of best practices.

See Item 4. “Information on the Company—History and Development of the Company” for a description of the history of the creation of our organizational structure. A list of our principal subsidiaries is provided in Note 44 to our Consolidated Financial Statements.

PROPERTY, PLANT AND EQUIPMENT

We use various assets and equipment for the conduct of our activities, over which we exercise extremely diverse rights.

The total gross value of our non-current assets (excluding other intangible assets) as of December 31, 2011 was €30,971 million (net value of €18,563 million as of December 31, 2011, representing 37% of total consolidated assets), compared to €32,658 million as of December 31, 2010 (net value of €19,497 million).

Under concession arrangements, we provide public interest services (distribution of drinking water and heat, public transportation networks, household waste collection, etc.) to communities, in return for the payment of services rendered. We usually manage these collective services (also referred to as general interest services, general economic interest services and public services) pursuant to contracts entered into at the request of public entities that maintain the control of the assets used to perform such collective services. Concession arrangements are characterized by the transfer of operating rights for a fixed term, under the supervision of a public authority and are performed using special-purpose installations that we build or that are placed at our disposal either free of charge or for consideration. Installations normally consist of pipelines, water treatment and purification plants, pumps etc. in the Water division, incineration plants in the Environmental Services division, and urban heating networks and heating and co-generation plants in the Energy Services division.

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

Under outsourcing contracts with industrial clients, BOT (Build, Operate, Transfer) contracts, or incineration or cogeneration contracts, we may grant customers the right to use a group of assets in return for rent included in the total contract remuneration. Pursuant to IFRIC 4, we would thus become a lessor with respect to these customers. The corresponding assets are therefore recorded in the consolidated balance sheet as operating financial assets.

We are also the outright owner of industrial installations, in particular for activities undertaken outside comprehensive contracts in the Environmental Services division (landfill sites and special waste processing plants), the Energy Services division (co-generation plants) and the Transportation division (buses, boats and trains). These assets are classified in the consolidated balance sheet as property, plant and equipment. Our property, plant and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs.

We legally own relatively few real estate assets without any retrocession obligations. When possible, we do not own our office buildings. The assets purchased under finance leases fall into all three asset categories detailed above and represented a net amount of €593 million as of December 31, 2011. Environmental issues may also influence the Company’s use of property, plant and equipment, as detailed above.

RESEARCH AND DEVELOPMENT (R&D)

Our activities are at the crossroads of several major challenges facing the modern world: demographic explosion and urbanization, increasing rarity of resources, access to water, and fighting climatic change. The solution to these challenges requires a global industrial and technological approach. This transversal approach lies at the heart of our Research and Innovation (R&I) strategy.

With today’s technologies, these challenges are already lost. It is therefore by focusing fully on the inventive-capacity of our research teams that we plan to rise to the environmental challenge, by proposing innovative solutions offering high economic and environmental performance at an affordable cost.

The four-pronged approach of the Veolia Environnement R&I Department comprises: (i) managing and preserving resources, (ii) limiting the impact on the environment, (iii) improving the quality of life of populations and (iv) developing renewable energy sources. Fighting against climate change also occupies a leading place in this framework. Research efforts are concentrated on optimizing energy consumption at our installations, developing alternative energy sources (bioenergies, biomass, waste-to-energy, alternative fuels), the desalination of sea water and the improvement of treatment processes, monitoring the quality of drinking water, microbiological prevention, the recycling and recovery of waste, the optimization of urban transportation and the intelligent management of cities and their different flows through information technology.

In each of these areas, our know-how and technologies set us apart from the competition. Thanks to their complementary nature, they are also unique assets enabling us to innovate at the crossroads between our businesses and develop the environmental services of the future.

These innovation efforts are supported by a network of international experts renowned for their excellence. Strengthened by this knowledge of markets and needs, the implementation of research programs at test sites around the world enables us to bring creative solutions to specific local problems and contexts that may be adapted to other regions of the world.

Innovation in environmental services offers an essential competitive edge when responding to calls for tenders, as well as clearly contributing to the development of a more virtuous economy.

The Organization of Research & Innovation activities

The organization of R&I activities seeks to break down barriers between research units and pool expertise and resources across transversal subjects. The scientific and technical teams of the divisions report directly to a single management structure comprising seven departments representing our main areas of expertise. For example, water and waste biologists work together directly. By organizing our teams by area of expertise, the R&I Department seeks to develop scientific synergies and thereby favor the emergence of ground-breaking solutions, innovate at the crossroads between the businesses and facilitate the development of outside partnerships.

Interaction between our different activities is constantly increasing - water and waste, waste and energy, energy and transportation, etc. – leading to the implementation of a more unified methodology and research team structure: improved information sharing, pooling of expertise, and the creation of transversal programs. Already, wastewater treatment plants have the means for energy self-sufficiency and to produce bioplastics; treated water can be reused to power energy turbines and waste is used to produce electricity.

Organized into eight areas, the research programs reflect the eight major technological challenges facing the Group:

•

Bioresources;

•

Waste collection, sorting and recovery;

•

Drinking water;

•

Wastewater;

•

Building and network management;

•

Environmental and health performance;

•

Energy production and efficiency; and

•

Transportation.

These programs are carried out in a spirit of innovation, in close cooperation with the divisions. This synergy and openness strengthens our ability to respond to current and future challenges facing the Group. In addition, to give our experts sufficient time to concentrate on scientific aspects, a programs department is responsible for defining lines of research, monitoring each project and ensuring the roll-out of innovations in the field.

A Watch and Innovation Department was set-up in 2010. It aims for the more systematic identification of innovations perfected around the world and likely to be developed and integrated into our activities. It also seeks to encourage an “open innovation” approach, primarily with cleantech startups.

Each innovative solution must therefore lead to the creation of new services or an improvement in the quality of existing services: increased efficiency, yield or reliability or a decrease in impacts and costs. By intensifying its technology integration role, research activities also strengthen the difference between our offerings and so its competitiveness.

Veolia Environnement Research and Innovation Resources

Our research activities are overseen by Veolia Environnement Recherche et Innovation (VERI). In 2011, these R&I activities involved nearly 900 experts worldwide (including 450 researchers and 450 on-site developers), with a total budget of approximately €111.7 million. VERI works on behalf of all Group divisions, as their needs are similar. In particular, all seek to solve environmental and health problems with the support of numerous tools, such as modeling and chemical and bacteriological analysis. In this way, VERI helps ensure better consistency of R&D activities with our strategy. We have four main research centers in France in Rueil-Malmaison, Maisons-Laffitte, Limay and Saint-Maurice, which operate in a network as a single research center.

An International Network of Research and Innovation Officers

In 2003, we set up an international network of R&I officers, to identify innovation needs in each region of the world and communicate research work. Certain research centers abroad have acquired specialized expertise and have partnered with centers in France. These research units have become showcases for our technological expertise. Locally, the Research & Innovation department provides our divisions with a competitive advantage, by adapting their offerings to the specific requirements of each market. Globally, it groups together initiatives identified around the world in a pool of knowledge, enabling constant improvements in our know-how and the identification of future business trends.

The management of water resources, the availability and quality of which can vary significantly, is a typical example of an area where innovation by the Research department enables technological solutions adapted to each local context to be proposed. In Germany, the Berlin Research Center (KWB) is working on hybrid solutions associating the natural environment (lake embankments) and technology (ozonation) for the production of drinking water or the refining of treated wastewater. In Milwaukee in the United States, the development of a Water Impact Index (Wii) enables a comprehensive assessment of the impact of city operations on water resources and the definition of action plans aimed at minimizing environmental pressure. In China, the majority of surface water is heavily polluted by industrial waste. In 2010, the Research and Innovation Department joined forces with a leading Chinese university, the University of Tsinghua, to open a joint research center and work on the treatment of this industrial effluent.

Innovation is also improving existing solutions where this is preferable to their replacement. In Central Europe for example, where most heating requirements are met by coal boilers, work by the Research department contributes to the replacement of an increasing percentage of this fossil fuel by biomass, improving the carbon footprint of operations. In Germany, where solid recovered fuels (SRF) are booming, researchers have developed a measurement tool enabling a more detailed assessment of waste deposits for the production of SRF.

The Research Department relies on its foreign units and has developed a network of over 200 international partners in order to stay tuned to emerging markets and technologies and benefit from genetic and marine biology expertise. In Sweden, it joined with Anox-Kaldnes, now a subsidiary of the Group, to perfect a bio-polymer producing wastewater treatment plant, leading to the roll-out of a prototype at the Brussels wastewater treatment plant this year. In the United States, the Research Department is working with Californian companies and start-ups to bring into service quick-charge electric buses.

Innovation: a Tried-and-Tested Approach

The research teams seek to provide innovative practical solutions within their areas of expertise, to improve the competitiveness of the Veolia Environnement Group. R&I is carried out as part of a tried-and-tested approach enabling technological risks to be controlled and enabling rapid progress and the creation of successful commercial applications that are both reliable and effective. The main steps in the innovation process are:

•

Strict monitoring of regulations and technology, as well as the competition that enables the Group to foresee future needs and launch new research programs as quickly as possible;

•

Laboratory or field tests to verify the feasibility of the research. Digital modeling is often carried out at this stage to enable operating areas to be more rapidly explored and procedures to be intensified (cost savings and efficiency gains, reduced emissions or residues, etc.);

•

If the tests are successful, a prototype is built in the laboratory or on-site to evaluate and refine the technology used and also develop advanced management tools to facilitate subsequent operational roll-out;

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

Main Research and Innovation Challenges Facing Veolia Environnement

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

Improving Quality of Life Worldwide

The perfecting of wastewater depollution and waste management systems tailored to developing countries improves the environmental safety of non-Western cities and helps prevent epidemics from spreading on a worldwide scale. It also preserves the quality of water and thus the health of those who consume it. Combined with the development of clean means of transportation, the organization of mass transportation reduces greenhouse gas emissions and atmospheric pollution. It also improves living conditions in major cities and encourages economic development in emerging countries.

Developing Alternative Energy Sources

As carbon dioxide emissions continue exceeding the absorption capacity of the biosphere, the production of substitute fuels and biofuels, the recovery of biomass as energy, the development of industrial applications for fuel cells and the optimization of the performance of Group waste incineration plants help limit greenhouse gas emissions. These measures also help respond to the increasing global demand for energy and address the depletion of fossil fuel reserves by replacing them with clean energies.

A large majority of our research programs contribute to reducing greenhouse gas emissions, bearing witness to our strong commitment to fighting climate change. Current processes seek to eliminate greenhouse gas emissions or, where this is not possible, reduce emission levels. To this end, R&I activities focus primarily on reducing emissions, improving processes and energetic efficiency and exploiting more renewable energy sources. System approaches now form an integral part of R&I work aimed at integrating the development of decentralized energy sources into the optimized management of energy utilities. At the same time, we are striving to implement processes to capture, store and recover CO2 and foresee future constraints relating to climate change.

Progress in 2011

Open innovation: the Veolia Innovation Accelerator Signed its First 7 Partnerships with Startups in 2011 and Launched an Innovation Hub with the U.S. City of Milwaukee

The Veolia Innovation Accelerator (VIA) program was launched in February 2010 to identify, assess and roll-out the best ecotechnologies proposed by start-ups, on behalf of all of our divisions. Merely eighteen months after its launch, 300 startups have signed up to the VIA selection process. Following the announcement of the first five partnerships at the San Francisco Cleantech Forum at the beginning of the year with Ostara Nutrient Recovery Technologies Inc. (recovery of nutrients in wastewater), CoSMo (modeling and simulation of complex systems for sustainable cities), Envolure (rapid on-site assessment of wastewater and organic residue), Advanced Cyclones Systems (innovative cyclones for the treatment of smoke emissions) and Greenroad (real time driving assistance), two new partnerships were signed in the second half of 2011 with the start-ups ISD (forecasting water consumption) and Hara (managing the environmental footprint). Upstream of these partnerships, the Veolia Innovation Accelerator continued to work on developing awareness of the program in the cleantech community and among specialized investment funds.

A more-regional version of the VIA program was tested with the US city of Milwaukee, in close conjunction with Veolia Water North America. Together with VIA, the city aims to create a water innovation hub for the testing and roll-out of clean technologies for cities. This public-private initiative comes in response to strong demand from our customers for recovery technologies and support with their sustainable development policy (for further information visit : www.via.veolia.com).

Public Transport: the “European Bus System of the Future” Project Develops the Information Systems of Tomorrow to Accelerate the Development of Inter-Modality and New Digital Services

Mass transportation information systems are currently compartmentalized. They consist of a variety of applications and hardware specific to each operator and region which, with only a few exceptions, cannot communicate with each other. Interconnection systems are essential if inter-modal information is to become more readily accessible, rapid, reliable and less expensive than today.

Since 2008, our Research and Innovation Department has piloted a project on intelligent transportation as part of the EBSF European project launched under the auspices of the UITP and the European Union. Veolia Environnement Research and Innovation teams have piloted the work of 23 partners and approximately 50 individuals on the data communication architecture of the bus “system,” integrating the various components into a test bench and validating the operation of the overall architecture.

The results of this work were presented to all stakeholders during an EBSF event on November 18, 2011, attended by European Commission and UITP officials. This “open data” concept could be extended beyond bus systems to encompass all means of transport. It should encourage the development of new real-time digital services, such as the “predictive maintenance” service currently being tested by the Research Department and Veolia Transdev at the Burnoy site (Greater Paris), substantially decrease investment and operating costs below current levels (by 20 to 30%) and accelerate inter-modality at the European level, with the definition in the long-term of international communication standards (for further information see the scientific chronicles at www.chroniquesscientifiques.veolia.com).

Renewable Energies: the Optima-Pac Project, which Aims to Optimize Performance While Reducing the Impact of Seawater Heat Pumps on Coastline Areas, Was Selected as Part of the 11th Call for Projects by the FUI (Inter-ministerial Unified Fund)

In France, the joint project to optimize the performance of seawater heat pumps and manage the impact on coastline areas (called the “Optima-Pac”) was selected as part of the 11th call for projects by the Inter-ministerial Unified Fund. This €2.2 million initiative will help identify the impact of seawater heat pumps on the marine environment. Optima-Pac was officially launched on May 5, 2011 and the consortium agreement was published at the end of the summer. This three-year project will be performed from a research site in Monaco, where several technologies of this type are currently in use. Over 25 researchers and engineers will study the impact on marine biodiversity, define measurement bio-indicators, model and optimize pump operating cycles and model the spread of thermal plume in order to better assemble and combine the pumps. Our Research and Innovation Department is more specifically involved in the bio-indicator, marine life modeling and heat pump energy efficiency aspects of this program. It is also responsible for managing and coordinating the different project batches.

The Brussels Wastewater Treatment Plant Inaugurates a Prototype Producing Bioplastic from Sludge Carbon Last October, Acquiris, the Belgian subsidiary of Veolia Eau which manages the Brussels wastewater treatment plant, the largest in Belgium, presented the first prototype in the world for the production of biodegradable plastic from wastewater.

Research carried out by Veolia Eau’s Swedish subsidiary, AnoxKaldnes, in conjunction with the Veolia Environnement Research and Innovation Department, identified that during the depollution process certain bacteria used to breakdown wastewater accumulate carbon in the form of biopolymer reserves, which have similar properties to products used in the chemicals industry. By reusing part of the sludge, the patented technology creates the conditions necessary for these bacteria to stock a maximum amount of biopolymers. These biopolymers are then recovered and recycled into a material that can be used, for example, by the plastics industry to manufacture plastic parts.

REVODYN: an Innovative Procedure for Automatically Regulating Waste Volumes Entering Sorting Centers on Conveyor Belts and Increasing Flow Through

Together, our Research and Innovation Department and Veolia Propreté developed the REVODYN procedure, a system which automatically regulates incoming waste flows and can be easily installed in selective collection sorting centers. This innovation combines off-the-shelf measurement equipment with the mathematical and regulatory expertise of Research Department experts. The procedure improves the stability of the height of waste on conveyor belts, enabling increased volumes to enter the sorting centers while reducing the risk of blocking or saturating the sorting equipment. The concept was developed and perfected at the CGECP site and final validation procedures prior to roll-out are currently being performed at the Bourges site.

CARBO-PRO: a New Decision-Making Tool Developed with INRA for the Recovery of Residual Organic Products (ROP), Based on the Calculation of Carbon Stored in Soils at the Time of Spreading

As for all Residual Organic Products (ROP) used for agricultural purposes (compost, sludge, digestates, manure, etc.), the addition of compost increases the amount of carbon stored in soil thereby improving its fertility. ROPs also help reduce greenhouse gas emissions by sequestrating carbon in the soil. The ability of ROPs to increase carbon stored in soil depends on the type of ROP and the treatment procedures performed prior to spreading (composting, anaerobic digestion, etc.).

The research performed together with INRA led to the development of a new tool, CARBO-PRO. Based on a range of scenarios, this decision-making tool calculates the carbon stored in soil following the spreading of ROPs and estimates the resulting improvements to certain soil properties, such as resistance to erosion, water retention capacity and nitrogen available for plants.

ACTIFLO®: Development of a Range of Green Polymer Products

Actiflo®, combining ballasted flocculation and lamellar settling, is the most compact clarification process on the market. The development of the Actiflo Turbo® range enabled the Group to offer a process even more competitive than the original and far more compact: the ground area covered is half that of its predecessor. However, in order to operate at such high speeds Actiflo® requires a certain dose of polymers and the use of standard “polyacrylamide” polymers in water treatment is subject to increasing regulation in many countries. By modifying the properties of starch to change its viscosity and charge, the Research and Innovation teams successfully developed a natural additive offering the same level of treatment performance as the synthetic polymer.

Analysis of the Residual Life of Drinking Water Networks: the Russel Solution Helps Better Assess the State of Cast Iron Pipelines and Optimize their Replacement

A new probe using Eddy current technology (developed by Russel) to inspect cast iron pipelines was tested and validated at two Veolia Eau pilot sites. This differentiating technology offers real added value over the competition in Europe and Asia. By measuring the residual thickness of corroded pipelines in a network under pressure, it enables network downtime to be reduced. In addition, an air lock for introducing the probe into a network under pressure has been developed jointly by VERI and EIE (a SADE subsidiary).

ADEME Selects the EMIPAR Project to Improve Understanding of the Formation of Fine and Ultrafine Particles Emitted by Collective and Industrial Boilers

At the end of 2011, our Research and Innovation Department took part in the EMIPAR project selected by ADEME. This initiative is carried out in conjunction with Leroux et Lotz Technologies, Ecole des Mines de Douai and the Mulhouse Risk Management and Environment Laboratory and aims to improve the analysis of final particles and nanoparticles emitted by collective and industrial boilers.

With a term of just over two years, the primary scientific aim of this project is to further our understanding of the formation of fine and ultrafine particles in industrial combustion chambers of biomass-fired boilers with a thermal output of less than 20 MW, in order to reduce emissions at the source.

This project is of major importance to us as, in the long-term, it should enable size specifications to be established for smoke treatment systems for our biomass-powered boilers. These specifications will ensure we are ready for increasingly strict environmental standards in this area.

Patents and licenses

See above “– Intellectual Property – Company Dependence.”

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations and financial condition should be read together with our Consolidated Financial Statements and related Notes included in Item 18. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and with IFRS as adopted by the European Union.

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

In the discussion that follows, our results of operations for 2009 and 2010 have been re-presented compared to previously published figures to reflect the reclassification of certain activities as discontinued operations (or the reclassification as continuing operations of activities previously classified as discontinued), as well as the correction of the impact of an accounting fraud discovered in 2011 in our Marine Services business (described below), which was immaterial in each of the years presented but has nonetheless been corrected in accordance with IAS 8. See “—Events in 2011 Impacting Results of Operations and Financial Condition—Discontinued Activities” and “—Marine Services Accounting Correction” below.

OVERVIEW

Results of Operations in 2011

General Context

For Veolia Environnement, 2011 was a year of transition, given the economic and financial crisis and the evolution of our historical markets. We experienced commercial successes, but also certain operational difficulties, particularly in Southern Europe, North Africa and the United States, as well as the erosion of margins in the Water division in France and increased asset maintenance costs in the United Kingdom. The year was also marked by the creation of the Veolia Transdev joint venture with the Caisse des dépôts et consignations on March 3, 2011, which was followed by our decision, announced on December 6, 2011, to withdraw progressively from the Transportation business, resulting in our share of the results of operations of Veolia Transdev being recorded as a discontinued operation. On December 6, 2011, we also announced our decision to implement a transformation program, which includes a restructuring of our portfolio of businesses and a transformation of our organization to reduce costs. See Item 4. “Information on the Company – Our Overall Strategy” for further details regarding the transformation program.

Revenue

Our consolidated revenue for the year ended December 31, 2011 was €29,647.3 million, compared to €28,764.2 million in 2010, representing an increase of 3.1% (2.0% at constant consolidation scope and exchange rates). Net external growth resulted in a 1.2% increase of revenues, while foreign exchange rate variations decreased revenues by 0.1%.

The increase in revenues at constant scope of consolidation and exchange rates was mainly due to the following factors:

•

in the Environmental Services division, an increase in the price of recycled raw materials, which increased division revenues by €174 million (primarily in France and Germany), and an improvement in activity levels, particularly for the treatment of hazardous waste, although growth was slower in the second half of 2011;

•

growth in Water division revenue, mainly tied to the good contribution of operating activities in Europe (primarily Germany and Central and Eastern Europe) and in Asia, partially offset by the negative impact of contractual erosion in France and unfavorable summer weather conditions; and

•

in the Energy Services division, an increase in energy prices (which increased revenue by €265 million compared to 2010), which was offset by the impact of unfavorable weather conditions, particularly in the last quarter of 2011, a downturn in Works activities and the termination of installation activities in the photovoltaic solar energy sector in Southern Europe.

Growth slowed during the second half of 2011, particularly in the fourth quarter, due to an unfavorable base effect for the Technology and Network business in the Water division, the downturn in the economic environment in the Environmental Services division (primarily the price of recycled raw materials) and particularly unfavorable weather conditions for the Energy Services division.

Operating income, adjusted operating income and adjusted operating cash flow

Despite the growth in revenues, our operating income declined by €964.9 million, from €1,982.1 million in 2010 to €1,017.2 million in 2011, representing a decrease of 48.7%, or 49.2% at constant exchange rates. This was the result of several factors, including contractual erosion in the Water division in France, operational difficulties in the Marine Services business in the United States and in several businesses in Southern Europe, the termination of our contract in Alexandria, Egypt, in the Environmental Services division, lower levels of capital gains from divestitures, and significant goodwill and asset impairment charges (discussed below).

Adjusted operating income (a non-GAAP financial measure that we describe below) fell by 10.1% (10.3% at constant exchange rates), from €1,891.4 million in 2010 to €1,700.5 million in 2011. Adjusted operating income excludes goodwill impairment charges and certain special items (such as significant asset impairment charges, restructuring costs and capital gains), accounting for the difference in the amount of the 2011 decline compared to that of operating income.

Adjusted operating cash flow (a performance measure that we describe below), declined more modestly, from €3,314.6 million in 2010 to €3,152.3 million in 2011, representing a decrease of 4.9% (4.7% at constant exchange rates). Adjusted operating cash flow excludes substantially all of the items excluded from adjusted operating income, plus asset impairment charges and capital gains that are included in adjusted operating income, depreciation and amortization and certain other charges. As a result, the decline in adjusted operating cash flow reflected primarily the operational issues described above.

Our 2011 operating income was adversely impacted by €818 million of goodwill and asset impairment charges and restructuring costs (a figure that excludes impairment charges relating to Veolia Transdev, which are recorded in discontinued operations and discussed below). The impairment charges reflect primarily the substantial deterioration in the economic environment and in certain of our activities in Italy, which accounted for €520 million of the impairment charges. The remaining charges were recorded primarily in Spain (discontinuation of solar energy projects after termination of government support measures), the United States (deterioration in perspectives for development in the Energy Services division) and North Africa (contractual interpretation issues in the Water division in Morocco). See “—Events in 2011 Impacting Results of Operations and Financial Condition—Impairment Charges.”

Discontinued operations

Our net loss from discontinued operations was €2.4 million in 2011. The largest business with results recorded in discontinued operations was Veolia Transdev, in respect of which we recorded a net loss of €55.7 million in 2011. This amount reflected a capital gain of €429.8 million and an impairment charge of €440 million. The capital gain was realized at the time of the combination of Veolia Transport and Transdev on March 3, 2011, which was treated under IFRS as the disposition of our former Transportation division and the acquisition of a 50% interest in Veolia Transdev. The impairment charge was recorded as of December 31, 2011, following our decision to progressively withdraw from the Transportation business, and reflected primarily a downturn in the performance of Veolia Transdev as well as the potential impact of current legal proceedings concerning SNCM, which is a Veolia Transdev group entity (see Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Litigation” for a description of these legal proceedings) and a decrease in implicit market transaction valuation multiples in this sector.

Net income (loss)

We recorded a net loss attributable to owners of the Company of €489.8 million for the year ended December 31, 2011, compared to net income of €558.5 million in 2010. In addition to the decline in our operating income, the 2011 figure reflected, among other things, reductions of deferred tax assets of €86.9 million in France (reflecting revised forecasts of taxable income) and €137.6 million in the United States (reflecting expected changes in the scope of the US tax group resulting from the transformation plan). Adjusted net income attributable to owners of the Company (a non-GAAP measure that excludes the items excluded from adjusted operating income, as well as income and losses from discontinued operations and the reductions in deferred tax assets described above) amounted to €289.8 million in 2011, compared to €474 million in 2010.

Cash Flow and Financial Condition

In 2011, we generated net cash from operating activities of €2,944 million, compared to €3,457 million in 2010, reflecting primarily the change in adjusted operating cash flow described above, as well as reduced cash flow from discontinued operations and a slight increase in working capital requirements. However, we generated €438 million of free cash flow in 2011, compared to €409 million in 2010, due mainly to lower net investments resulting from significant divestitures and a selective growth policy, and a larger share of dividends paid in shares in 2011 compared to 2010 (free cash flow is a non-GAAP measure described under “—Liquidity and Capital Resources – Free Cash Flow”).

Our net financial debt declined from €15,218 million as of December 31, 2010 to €14,730 million as of December 31, 2011 (net financial debt is a non-GAAP measure described under “—Liquidity and Capital Resources – Liquidity – Financial Debt Structure” below).

In connection with our transformation plan, we intend to realize substantial additional divestitures and to reduce our net financial debt significantly by the end of 2013. See Item 4. “Information on the Company – Our Overall Strategy.”

ACCOUNTING POLICIES AND PRESENTATION

Presentation of Information in this Item

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

Segment Reporting: Adjusted Operating Cash Flow

In accordance with IFRS 8, we report financial information on our segments. Historically, we have reported on four segments: Water, Environmental Services, Energy Services and Transportation. Since our decision, announced on December 6, 2011, to disengage from the Transportation sector, we report on three segments: Water, Environmental Services, and Energy Services. Our segment reporting information is presented in Note 42 to our Consolidated Financial Statements included in this annual report on Form 20-F.

One of the indicators presented in our segment reporting is “Adjusted operating cash flow” (known in French as capacité d’autofinancement opérationnelle), an indicator that our chief operating decision maker uses as a performance measure. Adjusted operating cash flow is equal to operating income, adjusted to add or subtract (as applicable) depreciation, amortization and operational provision expenses, impairment charges, net gains on divestitures and other non-cash items (primarily IFRS 2 share-based compensation charges and fair value adjustments in respect of derivatives).

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

Adjusted operating cash flow is reconciled to operating income for the years ended December 31, 2011, 2010, and 2009 under “—Results of Operations—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010” and “—Results of Operations—Year Ended December 31, 2010 Compared to Year Ended December 31, 2009.”

Non-GAAP Measures

We use a number of non-GAAP financial measures to manage our business and to supplement the financial information presented in accordance with IFRS. Non-GAAP financial measures are defined as numerical measures of performance, position or cash flows that (i) exclude amounts that would ordinarily be included in the most directly comparable IFRS measure or (ii) include amounts that would ordinarily be excluded from the most directly comparable IFRS measure. We discuss below the non-GAAP financial measures that we use in multiple places in this Item 5, the reasons why we believe they provide useful information and the location in this section where they are reconciled to the most comparable IFRS measures. We provide similar information for non-GAAP measures that we use only once in the sections where those terms are used. You should not place undue reliance on non-GAAP financial measures or regard them as a substitute for the most comparable IFRS measures. Furthermore, these non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, and are not meant to be predictive of future trends in results of operations, financial condition or cash flow.

The non-GAAP financial measures that we use in multiple places in this section include the following:

“Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items.

Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units, and restructuring costs (costs resulting from the adoption of a detailed restructuring plan, as described in Note 1.13 of our Consolidated Financial Statements). For this purpose, we generally consider a disposal to have the potential to change the economics of one or more cash-generating units if the total consideration exceeds approximately €100 million based on enterprise value and before deducting non-controlling interests or adjusting for proportional consolidation. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

We believe that adjusted operating income and adjusted net income attributable to owners of the Company are useful measurement tools because they show the results of our operations excluding the impact of:

•

goodwill impairment charges, which we record when we determine that the value of a cash-generating unit with goodwill is less than its carrying value (as discussed under “—Critical Accounting Policies—Asset Impairment”), and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash-generating unit, rather than results of operations in the period in question,

•

“special” items, which relate to events or charges that we do not consider to be part of the normal income-generating potential of the business.

We also use adjusted operating income as a tool to manage our business, for purposes of evaluating our performance and for allocating resources internally.

Adjusted operating income and Adjusted net income attributable to owners of the Company are reconciled to operating income and net income attributable to owners of the Company, in each case for the years ended December 31, 2011, 2010, and 2009 under “—Results of Operations—Year Ended December 31, 2011 compared to Year Ended December 31, 2010” and “—Results of Operations—Year Ended December 31, 2010 compared to Year Ended December 31, 2009.”

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

Concession Accounting

A significant portion of our business is conducted under concession agreements with public sector customers. Concession agreements are accounted for in accordance with IFRIC 12, Service Concession Arrangements. The application of IFRIC 12 is complex and is described in detail in Note 1.20 to our Consolidated Financial Statements. As a general matter, a contract is considered a concession agreement under IFRIC 12 if a public sector customer (the “grantor”) controls or regulates the services that we must provide with the infrastructure that we use, to whom the services must be provided and at what price, and if the grantor controls a significant residual interest in the infrastructure. Pursuant to IFRIC 12, the infrastructure used in a concession is not considered to be part of our property, plant and equipment, but instead we recognize financial assets or intangible assets (depending on the nature of our payment rights) in respect of the concession contracts.

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

Asset Impairment

The net carrying amount of non-financial assets, other than inventory and deferred tax assets, is reviewed at each period-end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset or group of assets (equal to the higher of fair value less costs to sell and value in use) is estimated. The net carrying amount of an asset or group of assets is reduced to its recoverable amount, where this is lower. Impairment charges can be reversed, with the exception of those relating to goodwill.

We perform systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of our long-term plan, or more frequently where there is an indication of loss in value. Where an exceptional impairment must be recorded, it is deducted first from goodwill allocated to the cash-generating unit (CGU) and then, where applicable, pro rata to the net carrying amounts of the other assets of the CGU.

Group management prepares cash flow forecasts based on the most recent long-term plan, prepared in June of each year and approved by the Board of Directors in November of each year (the most recent plan was approved by the Board of Directors on November 29, 2011). This plan covers the year in progress and the next six years. This period is representative of the average duration of our long-term contract portfolio and our short-term activities. The preparation of the plan requires management to exercise considerable judgment about matters that are necessarily subject to uncertainty when the plan is prepared.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given our activities, the cash-generating units are below operating segments in the organizational structure and generally represent a country in each division. Future cash flows are taken for the first six years from the long term plan.

The terminal value is calculated based on discounted forecast flows for the last year (2017), and an assumed perpetual growth rate described below.

The main assumptions included in the calculation of the value-in-use of each CGU are the discount rate, the perpetual growth rate and the projected cash flow during the six-year period of the long-term plan.

•

A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs. It is equal to the risk-free rate plus a risk premium weighted for country-specific risks. The discount rates estimated by management for each CGU therefore reflect current market assessments of the time value of money and the country-specific risks to which the cash-generating unit is exposed. Other risks are reflected in the expected future cash flows from the assets. In 2011, we decided not to change our discount rate in European countries that were significantly affected by the severe conditions in the secondary sovereign debt market, as the economic situation was considered to be exceptional and not to reflect the long-term time value of money in these countries.

•

The perpetual growth rate is used to determine the assumed flows for the period after the final year of the plan. Forecasted cash flows for the last year of the plan are assumed to grow at a perpetual growth rate that takes account of factors such as inflation.

•

Cash flow projections in the long-term plan are determined for each CGU, based on contracts and activities and in line with past data and expected changes over the period covered by the long-term plan. Pursuant to the provisions of IAS 36, investments included in estimates of future cash flows are those investments that enable the level of economic benefits expected to arise from the assets to be maintained in their current condition. In addition, estimates of future cash flows do not take account of restructuring plans to which we are not committed.

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2017 may not be considered a standard year. Therefore, the long-term plan was extended to 2025 for the “Water–China” cash-generating unit, in order to identify standard flows for the calculation of the terminal value. The perpetual growth rate applies starting from this year.

The estimated recoverable value of our CGUs is sensitive to changes in the assumptions that we use. We have performed sensitivity analyses in respect of the principal assumptions, and have described the results of these analyses in Note 5 to our Consolidated Financial Statements included in this annual report on Form 20-F. As described in Note 5 to our Consolidated Financial Statements, the changes in operating cash flows taken into account for the purpose of these sensitivity tests include operating cash flows before changes in working capital, less investments, plus changes in working capital. We performed a sensitivity analysis relating to the discount rate and perpetual growth rate for CGUs with a net carrying amount of goodwill in excess of €100 million. We have also performed a sensitivity analysis relating to the cash flow analysis over the period of the long-term plan for Veolia Energy Services-United States, Dalkia Italy and Water Southern Europe CGUs, which we consider to be material and sensitive (this analysis was conducted after taking into account the impairment charges recorded in 2011 in respect of the Veolia Energy Services – United States and Dalkia Italy CGUs). The results of these sensitivity analyses are the following:

•

A 1% increase in the discount rate used would result in recoverable values below the net carrying amount of CGUs in an aggregate amount of €143 million, including €59 million for the Veolia Energy Services-United States CGU, €32 million for the Dalkia Italy CGU and €28 million for the Water Southern Europe CGU.

•

A 1% decrease in the perpetual growth rate used would result in recoverable values below the net carrying amount of CGUs in an aggregate amount of €103 million, including €40 million for the Veolia Energy Services-United States CGU, €41 million for the Dalkia Italy CGU and €17 million for the Water Southern Europe CGU.

•

A 5% decrease in cash flow over the period of the long-term plan would result in an aggregate decrease in the recoverable value of €28 million for the Veolia Energy Services-United States CGU, €19 million for the Dalkia Italy CGU and €16 million for the Water Southern Europe CGU.

As of December 31, 2011, the recoverable value of the Veolia Energy Services-United States, Dalkia Italy and Water Southern Europe CGUs exceeded the net carrying amount by respectively €47 million, €30 million and €19 million. The following table presents the percentage change in each of the key assumptions taken individually, which brings the estimated recoverable amount into line with the net carrying amount of these cash-generating units:

(in %)	Veolia Energy Services – United States	Dalkia Italy	Water – Southern Europe
Discount rate	0.40	0.44	0.37
Perpetual growth rate	(0.50)	(0.53)	(0.47)
Operating cash flows	(8.31)	(7.60)	(5.88)

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

As part of our obligations under public services contracts, we generally assume responsibility for the maintenance and repair of the installations we manage. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

In the case of provisions for rehabilitation of landfill facilities, we account for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not provided. More information is available on our restructuring provisions in Note 20 to our Consolidated Financial Statements included in this annual report on Form 20-F.

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

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available. If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates estimated using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used. The assumptions used to measure pension liabilities as of December 31, 2011 are described in Note 31 to our Consolidated Financial Statements.

The Group benefit obligation is especially sensitive to discount and inflation rates. A 1% increase in the discount rate would decrease the benefit obligation by €262 million and the current service cost of the next year by €7 million. A 1% decrease in the discount rate would increase the benefit obligation by €311 million and the current service cost of the next year by €9 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €246 million and the current service cost of the next year by €9 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €215 million and the current service cost of the next year by €7 million.

A 1% increase in the expected rate of return assumption would generate additional income of €12.3 million.

Deferred Tax Assets and Liabilities

We record deferred tax assets that fall into two categories: deductible timing differences and tax loss carryforwards. Deferred tax assets arising from timing differences are recorded when it is probable that, for a single tax group or entity, the taxable timing differences that are expected to reverse in one period are greater than or equal to reversals of deductible timing differences in the same period (or in the periods to which deferred tax assets arising from tax losses can be carried back or forward). Deferred tax assets arising from tax loss carryforwards are recorded when management determines that the Group is likely to generate sufficient future taxable profits against which the asset can be offset.

Whenever we determine that it is no longer probable that sufficient taxable profits will be available, deferred tax assets are impaired. Deferred tax assets and liabilities are also adjusted for the effects of changes in prevailing tax laws and rates at the year end. Deferred tax balances are not discounted.

Therefore, the accrual of deferred tax assets and liabilities requires us to make estimates and exercise judgment with regard to elements that are inherently uncertain, such as projected taxable profit. Such estimates and judgments are also subject to change in response to new events, such as changes in prevailing tax law.

Although realization of deferred tax assets is not assured, we believe that realization at December 31, 2011 of the recognized net deferred tax assets of €1,263.9 million is more likely than not based on expectations as to future taxable income in the jurisdictions in which the deferred tax assets arise.

We have recognized net deferred tax assets relating to tax loss carryforwards of €241.7 million as of December 31, 2011. In the United States, which represents €136 million of this amount, the Group would need to generate approximately €362 million of taxable income during the respective carry forward periods to fully realize its deferred tax assets.

We have recognized deferred tax assets relating to deductible timing differences of €1,022.2 million as of December 31, 2011 and deferred tax liabilities relating to taxable timing differences for €1,891.1 million. In the French tax group, we restricted recognized deferred tax assets on timing differences to the amount of deferred tax liabilities.

We recorded significant charges in our income statement in 2011 resulting primarily from the reduction in the amount our deferred tax assets relating to tax loss carryforwards in the United States and France. See “—Results of Operations –Year ended December 31, 2011 compared to Year ended December 31, 2010 – Income Tax Expense.”

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

New Accounting Pronouncements

IFRS 11, Joint Arrangements

In May 2011, the International Accounting Standards Board published IFRS 11, Joint Arrangements, which is scheduled to become effective for annual periods starting on or after January 1, 2013. When it becomes effective, IFRS 11 will require most jointly controlled companies to be accounted for using the equity method, eliminating the option to use proportional consolidation that was previously available under IAS 31. In 2011, we used proportional consolidation to account for our interests in a number of companies, including Dalkia International, BWB (which operates the Berlin water contract), Proactiva, the companies that operate the Shenzhen, Tianjin and Pudong contracts in China, and Azalyia (a Water division joint venture in the Middle East, in respect of which our partner has announced its intention to withdraw in June 2012). Proportionately consolidated companies represented total revenues of €5.7 billion in 2011. See Note 1.1.4 and Note 35 to our Consolidated Financial Statements included in this annual report on Form 20-F for additional information.

IFRS 10, Consolidated Financial Statements, and IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB also published IFRS 10 Consolidated Financial Statements, which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company, and IFRS 12, Disclosure of Interests in Other Entities, which will require companies to provide enhanced disclosure for subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. It replaces IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. These new standards will be effective for annual periods starting on or after January 1, 2013. Procedures were launched in fiscal year 2011 to implement IFRS 10, Consolidated Financial Statements. These procedures included drafting a framework for the assessment of control as defined in the new standard and an analysis methodology for so-called complex cases, involving several partners in a dense contractual environment. Concomitantly, the scope of review procedures was identified within the different Group businesses. At this point, it is too early to tell whether IFRS 10 and IFRS 12 will have a material impact on our consolidated financial statements.

EVENTS IN 2011 IMPACTING RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

As discussed above, 2011 was a year of transition for Veolia Environnement in a number of aspects. We experienced commercial successes by winning new contracts, and we successfully developed our business in a number of areas, resulting in an increase in total revenues. We also generated higher free cash flow in 2011 than in 2010, due in part to the success of our divestiture program (see “—Liquidity and Capital Resources – Free Cash Flow”). At the same time, several of our businesses encountered operational difficulties. In addition, the severely disrupted economic situation in certain countries, along with factors relating to our businesses in those countries, resulted in significant impairment charges. We also completed the combination of our former Transportation division with Transdev to form Veolia Transdev (a company in which we hold 50% of the equity while the Caisse des dépôts et consignations, a French State-owned financial institution owns the remainder). On December 6, 2011, we announced a major transformation plan designed to adapt our businesses to the new environment, through an accelerated divestiture program (including a plan to withdraw progressively from the transportation sector) and a reorganization program designed to reduce our costs.

Before discussing our 2011 results of operations on a comparative basis with our results of operations recorded in 2010, we describe in this section certain commercial, operational and other factors that impacted our income statement and balance sheet in 2011.

Commercial Overview

In 2011, we continued our development and achieved a number of commercial successes related to enhanced and refined offerings, including the following:

•

the Haringey Council in London awarded the Environmental Services division a 14-year contract for urban street cleaning, recycling and waste collection services, representing estimated cumulative revenue of GBP 235 million (approximately €282 million);

•

Dalkia was awarded a 34-year contract for the operation and maintenance of the Montreal University Hospital, representing estimated cumulative revenue of CAD1.6 billion (approximately €1.2 billion);

•

Veolia Environmental Services was awarded a 25-year residual waste treatment Private Finance Initiative (“PFI”) contract by Hertfordshire County Council in the United Kingdom for the treatment of up to 350,000 tons of annual residual waste, representing estimated cumulative revenue of GBP 1.3 billion (approximately €1.6 billion);

•

Veolia Water was awarded a €79 million 5-year contract to design, build and operate a seawater desalination unit at the Az Zour South plant in Kuwait;

•

Veolia Water signed a contract related to wastewater treatment in Winnipeg, Canada in partnership with the city;

•

Veolia Water signed a 12-year contract to design, build and operate a mine wastewater treatment plant in West Virginia (United States), as well as a 10-year contract to design, build and operate a treatment plant for wastewater produced by a petroleum field in California. These two contracts represent estimated cumulative revenue of approximately €88 million.

We also encountered a number of operational issues and difficulties that impacted our results of operations in 2011, including the following:

•

We began to experience the financial impact of contractual erosion in the French water market, relating primarily to our renewed contract with the Syndicats des Eaux d’Ile de France (SEDIF), signed in June 2010 and relating to water services in several suburban communities in the Paris region. As a result of the new terms of the contract, in 2011 we recorded lower revenues and adjusted operating cash flow in the Water division in France.

•

In an agreement dated October 20, 2010, the city of Indianapolis, Citizens Energy Group (CEG) and Veolia agreed to the terms of the early termination of the management contract between us and the city and the transfer of management activities from Veolia to CEG, to which the city sold its water treatment assets. This agreement received approval from the Indiana Utility Regulatory Commission (IURC) on July 13, 2011. Withdrawal from the contract became effective August 26, 2011 and we received the termination compensation of €20.5 million in full.

•

We implemented certain reorganization and restructuring measures in the Water division, primarily involving employee reductions and the exit from certain business activities, particularly in Asia.

•

We withdrew early from the Alexandria waste collection contract in Egypt, which could not practicably be operated following the extraordinary political events that occurred in the spring of 2011.

•

We experienced operational difficulties at our Marine Services business in the United States in the Environmental Services division. Marine Services provides services to offshore petroleum installations, primarily in the Gulf of Mexico. Its business and its fleet utilization rate were affected by the aftermath of the Deepwater Horizon incident in 2010 (its results in 2010 were not affected, as Marine Services participated in the cleanup effort following the incident). These operational difficulties were unrelated to the accounting fraud discovered at Marine Services, described below under “Marine Services Accounting Correction.”

We also experienced significant difficulties in our Water, Environmental Services and Energy divisions in Italy, our solar energy activities in Spain and our Water activities in Morocco, as well as reduced development perspectives in our Energy Services division in the United States, all of which gave rise to goodwill and asset impairment charges in 2011, as described below under “—Goodwill and Asset Impairment Charges and Restructuring Costs.”

Goodwill and Asset Impairment Charges and Restructuring Costs

Our 2011 operating income was adversely impacted by €818.2 million of goodwill and asset impairment charges (a figure that excludes impairment charges relating to Veolia Transdev, which are recorded in discontinued operations and discussed below) and restructuring costs. In this section, we first describe the events and circumstances that gave rise to these charges, and then we describe how they affected various items in our consolidated financial statements and the measures that we present in this Section.

Events and Circumstances Giving Rise to Impairment Charges

The principal impairment charges, and the events and circumstances that gave rise to them, are described below.

•

Italy. Approximately €520 million of our impairment charges and restructuring costs were recorded in our activities in Italy. In 2011, the substantial economic disruption resulting from the spread of the European sovereign debt crisis to Italy resulted in a deterioration in the ability of public sector customers to make payments and to meet their obligations under our contracts. In addition, we experienced issues specific to each of our segments in Italy. In particular:

o

In the Water division, we recognized goodwill and non-current asset impairment charges of €75.5 million. Several factors contributed to these charges. We experienced a slowdown in payments from public sector customers, and difficulties obtaining continued financing, as banks would not provide factoring on the basis of public sector receivables. Economic adjustment mechanisms in our contract in Calabria were not implemented, and we ultimately provided notice of our intention to terminate the contract. Finally, the regulatory environment became subject to uncertainty following an unfavorable referendum vote on private sector involvement in the water business in June 2011.

o

In the Environmental Services division, we recognized goodwill, asset impairment and other charges of €196.8 million. In June 2011, we signed a settlement agreement resolving litigation involving the party that sold the Calabria business to us, which remained our minority partner until we purchased its interest in our subsidiary as part of the settlement. We also determined that, despite consistently winning litigation to obtain payments from the Calabria region, as a practical matter we were unlikely to collect those payments. In addition, we were unable to obtain authorization to restart the Falascaia incinerator in Tuscany. The litigation, the settlement agreement and the proceedings relating to the Tuscany incinerator are described in Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Litigation”. As a result, we recorded €148.7 million of goodwill and asset impairment charges in respect of these matters. Subsequently, following our inability to negotiate acceptable contractual terms, we decided to terminate our incinerator concession arrangement in Calabria due to breach of contract by the Calabria concession authority, which has challenged the termination and we launched a restructuring plan and placed our subsidiary in Calabria in voluntary liquidation. As a result, we recorded an additional €48.1 million of charges for asset impairment and restructuring costs.

o

In the Energy Services division, following a gradual decline in the performance of our business, we appointed new management at the end of 2010. See Item 4, “Information on the Company – Description of our Main Businesses – Energy Services” for further information. Following its appointment, the new management adopted a comprehensive restructuring of our activities (involving, in particular, employee redundancy plans, the regrouping of sites and the discontinuation of certain activities, including solar activities that were managed jointly with our Spanish business described below). Related asset impairment charges and restructuring and other  costs totaled €247.7 million.

•

Spain. We recorded €20.4 million of goodwill and asset impairment charges resulting from the termination of our photovoltaic solar energy installation activities following the reduction of government support measures in 2011.

•

Portugal. We recorded €11.2 million of intangible asset impairment charges in the Water division as a result of uncertainties resulting from the economic crisis that significantly affected the public sector in Portugal in 2011.

•

Morocco. We recorded goodwill and asset impairment charges of €59.0 million in the Water division following the issuance of unfavorable preliminary conclusions by an independent audit commission appointed by us and by the Moroccan authorities to evaluate the tariff adjustment mechanisms in our contracts.

•

United States. We recorded €153.1 million of goodwill impairment charges in the Energy Services division and €26.3 million in the Environmental Services division.

o

Our impairment charge in the Energy Services division resulted from reduced development prospects in this business. When we acquired our affiliate TNAI in 2007, we recorded goodwill relating to development opportunities in the energy services sector in the United States. Following the global financial crisis, we continued to pursue those development opportunities in 2009 and 2010. By the spring of 2011, those opportunities had not developed, and we determined that the likelihood that such opportunities might develop in the future was not sufficient to justify our continuing to maintain our goodwill at the recorded level. As a result, we decided to record an impairment charge in respect of TNAI.

o

The impairment charge in the Environmental Services division related to non-current assets of Marine Services (primarily its fleet of boats), and resulted from the difficulties experienced in the Gulf of Mexico, described above.

•

France. We recorded €25.3 million of impairment charges in relation to concession intangible assets in the Environmental Services and Energy Services divisions following the failure of contractual negotiations relating to our contracts in Nice.

•

Other. We recorded €2.9 million of net goodwill impairments, restructuring costs and other adjustments in other countries in which we have operations.

Treatment in Consolidated Financial Statements and Measures Presented in this Section

Of the €818.2 million of impairment charges and restructuring costs recorded in 2011, €782.7 million relates to goodwill and non-current assets. €504.8 million of this amount relates to goodwill, and €277.9 million relates to non-current assets such as concession intangibles, purchased contract rights and other assets. The remaining €35.5 million relates to other charges, primarily restructuring costs in Italy and Eastern Europe, and asset impairment charges in respect of current assets (such as receivables).

Approximately €683.3 million of our impairment charges are excluded from our adjusted operating income. As described above in this item under “Accounting Policies and Presentation – Presentation of Information in this Item – Non-GAAP Measures,” our goodwill impairment charges and our most significant asset impairment charges (which are part of our “special items”) are excluded from adjusted operating income, because we consider that they do not represent the normal income-generating aspects of our business. In general, we exclude impairment charges on non-current assets as “special” items when they do not reflect our ordinary activities and are large enough to significantly impact the economics of a cash-generating unit. In 2011, all impairment charges recorded in Italy (except the Environmental Services charge described below) were excluded from adjusted operating income, because they resulted at least in part from the same external economic trigger, even if certain charges taken individually would not otherwise have met our quantitative thresholds.

The only exception in Italy was the €48.1 million in charges (€41.5 million of non-current assets and €6.6 million of other charges) recorded in our Environmental Services division as a result of our decision to launch a restructuring plan and file for voluntary liquidation of the waste treatment company TEC in Calabria (Italy). We did not exclude this from adjusted operating income because it resulted from a separate event (the termination of our contract and closure of a facility) that we believe to be representative of our operating activities.

Certain other impairment charges recorded in other countries were also included in the determination of adjusted operating income, as they were either below our quantitative thresholds or considered to be representative or our operating activities.

The following table summarizes our main impairment charges and restructuring costs recorded in 2011, breaking them down by division (indicating separately amounts recorded in Italy), and by category (goodwill, non-current assets and other charges) and indicating whether they are included in or excluded from adjusted operating income.

	Impairment of assets and goodwill and reorganization costs
(€ million)		Non-current assets			Other Charges (*)
	Goodwill	Included in Adjusted operating income	Other non- current asset impairments (adjustments)	Total	Included in Adjusted operating income	Other (adjustments)	Total
Water	(60.6)	(33.0)	(50.6)	(144.2)			(144.2)
of which Italy	(22.9)	-	(52.6)	(75.5)			(75.5)
Environmental Services	(78.1)	(79.9)	(50.0)	(208.0)	(6.6)	(20.6)	(235.2)
of which Italy	(78.1)	(41.5)	(50.0)	(169.6)	(6.6)	(20.6)	(196.8)
Energy Services	(366.1)	(15.4)	(49.0)	(430.5)		(8.3)	(438.8)
of which Italy	(193.8)		(49.0)	(242.8)		(4.9)	(247.7)
Total	(504.8)	(128.3)	(149.6)	(782.7)	(6.6)	(28.9)	(818.2)
(*) Includes primarily restructuring costs (mainly in Italy and Eastern Europe) and current asset impairment charges.

Acquisitions and Divestitures

Divestitures

Overall, industrial and financial divestitures (including issues of share capital subscribed by non-controlling interests and transactions with non-controlling interests where there is no change in control) totaled €1,544 million in the year-ended December 31, 2011, including the impact of the Veolia Transdev combination, which reduced net financial debt by €550 million (as described below).

•

On February 14, 2011, we signed an agreement for the sale of sorting-recycling activities in Norway. The divestiture was completed on March 25, 2011.

•

In May and August 2011, the activities of the Energy Services division in Germany were sold for an enterprise value of €29 million (Group share).

•

On May 5, 2011, we sold our transportation activities in Norway for an enterprise value of €36 million (Group share).

•

On May 23, 2011, we sold 5% of Dalkia Ceska Republica to J&T Group for an enterprise value of €32 million.

•

On June 29, 2011, the EBRD and IFC acquired a 5% interest each in the Baltic-Russian activities of the Energy Services division in the amount of €38 million.

•

On July 1, 2011, we sold our United Kingdom activities previously owned by Veolia Transport.

•

On August 10, 2011, we sold our Belgian solid waste activities in the Environmental Services division.

•

On December 16, 2011, we sold our household assistance services business (“Veolia Habitat Services” or Proxiserve) for an enterprise value of €118 million.

•

On December 20, 2011, we sold our Estonian cogeneration activities in the Energy Services division for an enterprise value of €69 million (Group share).

•

On December 22, 2011, we sold our remaining 15% stake in Dalkia Usti nad Labem to CEZ Group for an enterprise value of €26 million (Group share). Accordingly, in fiscal years 2010 and 2011, cumulative divestitures of Dalkia Usti nad Labem activities, comprising a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, represented a total enterprise value of €171 million (Group share).

In addition, as part of our transformation plan we intend to realize significant additional divestitures, with a target of approximately €5 billion over the next two years. Moves to refocus our activities on three core businesses (Water, Environmental Services and Energy Services) are now underway. The divestment process of regulated activities in the Water division in the United Kingdom and of solid waste activities in the Environmental Services division in the United States has commenced. In addition, Marine Services assets in the Environmental Services division, a non-core business, and Citelum urban lighting activities in the Energy Services division, are in the process of being divested.

Acquisitions

In general, we were highly selective in reviewing acquisition opportunities in 2011. The only significant acquisition during the year took place in the Energy Services division. On July 26, 2011, Dalkia Polska won the privatization bid for the Warsaw urban heating network. The European Commission issued a favorable opinion on the takeover by Dalkia Polska, a subsidiary of Dalkia International and the Australian investment fund IFM, of an 85% stake in SPEC, the owner and operator of the urban heating network of the City of Warsaw and its subsidiary Finpol. The transaction closed on October 11, 2011 for an enterprise value of €227 million (Group share).

Veolia Transdev

On March 3, 2011, we combined our former Transportation division (Veolia Transport) with Transdev, creating Veolia Transdev, a company in which we own a 50% interest, with the remainder held by the Caisse des dépôts et consignations (CDC). The transaction was implemented pursuant to an agreement signed on May 4, 2010, following approval by relevant competition authorities and final agreement on a simplified management structure that gave the parties joint control over the new venture.

As part of this combination, the companies Veolia Transport and Transdev were transferred by their shareholders to Veolia Transdev. Prior to completing the transaction, the CDC subscribed to a €200 million share capital increase by Transdev. The combination resulted in our Company losing exclusive control of Veolia Transport in exchange for a 50% interest in the new company, for purposes of IAS/IFRS accounting rules.

On December 6, 2011, as part of our transformation plan, we announced our decision to withdraw progressively from the Transportation business. This decision, as well as the progress made in the withdrawal process as of December 31, 2011, led us to classify the Transportation assets included in Veolia Transdev as a group of assets held for sale, and to consider our interest in Veolia Transdev as a discontinued operation as defined by IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The principal accounting impacts of these transactions on our Consolidated Financial Statements are described and quantified below. More detailed information is given in Note 4 to our Consolidated Financial Statements.

Income Statement Items

The net income and expenses of Veolia Transport or Veolia Transdev, as applicable, have been recorded in a separate income statement line, “Net income / (loss) from discontinued operations.” Income statement figures from 2010 and 2009 relating to these operations were also grouped retrospectively on the same line in order to present comparable figures over the three year period. Income and expenses reclassified in fiscal year 2011 consist of 100% of Veolia Transport income and expenses for the period January 1 to March 3, 2011 and 50% of Veolia Transdev income and expenses for the period March 3 to December 31, 2011 (including income and expenses incurred in transactions with other Company entities). Net income / (loss) from discontinued operations for Veolia Transdev reflects in particular the following:

•

A gain on disposal of €429.8 million was recognized following the loss of control of Veolia Transport on March 3, 2011, reflecting a gain on the disposal of Veolia Transport of €391.5 million, and items previously recorded directly in other comprehensive income of €38.3 million (mainly a foreign exchange translation gain of €34.2 million).

•

An impairment charge of €440 million was also recognized on Veolia Transdev goodwill as of December 31, 2011. This value adjustment reflects the results of a downturn in the performance of Veolia Transdev as well as the potential impact of current legal proceedings concerning SNCM, which is a Veolia Transdev group entity (see Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Litigation” for a description of these legal proceedings). It is also based on a revised fair market value of the entity, based on decreased implicit valuation multiples that are observable on markets for publicly traded companies in this sector, and non-binding offers that we had received as of January 27, 2012.

•

Finally, transaction-related costs expensed in the financial statements of Veolia Transdev totaling €13.7 million.

Balance Sheet Items

Following our acquisition of 50% joint control over Veolia Transdev on March 3, 2011, the assets and liabilities held in the Veolia Transdev joint venture were recorded in our balance sheet on a proportionnal basis at their fair value. The fair value allocation primarily concerned contracts and contract portfolios, brands, real estate and transportation systems. We subsequently recognized an impairment charge of €440 million on Veolia Transdev goodwill at December 31, 2011, as described above.

As at December 31, 2011, we reclassified the proportionately consolidated assets and liabilities of the Veolia Transdev joint venture into assets and liabilities held for sale, following our decision to progressively withdraw from the Transportation sector.

The Veolia Transdev combination reduced our net financial debt by €550 million in the first quarter of 2011, primarily due to the refinancing of the new entity by both us and the CDC. The authorized loans by us and the CDC are attributed jointly to the consolidated balance sheet of each partner in Veolia Transdev. We pool and manage the cash and cash equivalents of Veolia Transdev and its subsidiaries. As of December 31, 2011, external financing and net cash and cash equivalents, in the amount of €205 million, were reclassified in assets and liabilities held for sale, resulting in a further reduction in our net financial debt in this amount.

Discontinued operations

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the 2009 and 2010 financial statements have been re-presented to give comparable data that excludes divested items and discontinued operations at December 31, 2011. As a result, the income statements for the years ended December 31, 2010 and 2009 have been re-presented by classifying the following entities into a separate line, “Net income / (loss) from discontinued operations”:

•

The Transportation business (Veolia Transdev, as described above);

•

Water activities in the Netherlands, divested in December 2010, and Environmental Services activities in Norway, divested in March 2011;

•

German operations in the Energy Services division, partially divested in May and August 2011;

•

Household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011; and

•

Urban lighting activities (Citelum) in the Energy Services division.

Furthermore, as the divestiture processes for Water activities in Gabon and Pinellas incineration activities in the Environmental Services division in the United States were interrupted in the first and second halves of 2011, respectively, these activities are no longer presented in Net income / (loss) from discontinued operations.

The following assets and liabilities were classified as assets and liabilities held-for-sale as of December 31, 2011:

•

the Transportation business (Veolia Transdev, as described above);

•

urban lighting activities (Citelum) in the Energy Services division; and

•

Marine Services in the Environmental Services division.

Marine Services Accounting Correction

In the second quarter of 2011, we discovered an incidence of accounting fraud in the United States at the Marine Services unit, which is part of the Environmental Services division. Marine Services is an industrial services business, and a subsidiary of Veolia Environmental Services North America. As discussed above, Marine Services operates a fleet of ships and provides services to offshore petroleum installations, primarily in the Gulf of Mexico.

Following an investigation that was completed in July 2011, we determined that certain expenditures had been recorded as inventory, property, plant and equipment or prepaid expenses, rather than charges in the income statement. As a result, operating income in our consolidated financial statements for the years 2007 to 2010 was overstated by a total of approximately €52 million (excluding exchange rate impacts) for the four years combined. The amount involved was less than 1% of operating income for each of the affected years.

In light of these irregularities, we reviewed the profit forecasts for Marine Services that we used to record deferred tax assets with respect to the U.S. tax group during the affected years. We determined that our forecasts probably would have been different had the irregularities not existed. Deferred tax assets are determined on the basis of estimates of future taxable income, and thus are inherently subject to uncertainty. In the context of the identified irregularities, we estimated that the amount of deferred tax assets for the four affected years combined would have been approximately €33 million lower (excluding exchange rate impacts) if the operating income of Marine Services had been properly recorded.

The impact of these accounting irregularities was not material in the context of our consolidated financial statements for the affected financial years. However, based on part on the guidance of the staff of the Securities and Exchange Commission in Staff Accounting Bulletin No. 108 (SAB 108), the cumulative impact of these immaterial changes in the balance sheet needed to be corrected. Had we made the full correction in the 2011 balance sheet, the impact of the cumulative correction on the 2011 income statement would have been material when compared to 2011 figures. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, as well as the guidance in SAB 108, we decided to correct comparative figures for each of the affected financial years in our 2011 Consolidated Financial Statements.

The corrections to the income statement for each of the years affected by these irregularities are as follows, in millions of euros:

(€ millions)	Revenue	Operating income	Tax impact	Foreign exchange impact	Total Correction
2007	0	(6)	(19)	(1)	(26)
2008	0	(6)	(7)	(3)	(16)
2009	(3)	(18)	(7)	(1)	(26)
2010	1	(22)	0	0	(22)
TOTAL	(2)	(52)	(33)	(5)	(90)

The 2010 and 2009 consolidated income statements and the consolidated financial information presented under Item 3. “Key Information – Selected Financial Data” in this annual report on Form 20-F have therefore been corrected for the identified irregularities. These corrections did not impact the 2011 consolidated income statement. The impact of these retrospective corrections on earnings per share (a negative impact of €0.05 per share for each 2010 and 2009) was not material.

The consolidated statements of financial position presented in this annual report on Form 20-F as of December 31, 2010, December 31, 2009 and January 1, 2009, presented in comparison to data as of December 31, 2011, were corrected as follows:

(€ millions)	Equity attributable to owners of the Company	Property, plant and equipment	Deferred tax assets	Inventories and work-in-progress	Operating receivables	Operating payables
As of December 31, 2010	(90.3)	(3.3)	(35.9)	(30.2)	(14.6)	6.3
As of December 31, 2009	(63.2)	(3.2)	(33.3)	(19.3)	(6.2)	1.2
As of January 1, 2009	(39.9)	(3.7)	(27.3)	(8.9)	0	0

We have initiated the sale of the Marine Services business and reclassified it in assets and liabilities held for sale as of December 31, 2011.

RESULTS OF OPERATIONS

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

Overview

The following table shows a breakdown of our revenues in 2010 and 2011:

Year ended December 31, 2011 (€ million)	Year ended December 31, 2010 (€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
29,647.3	28,764.2	3.1%	2.0%	1.2%	(0.1)%

For the year ended December 31, 2011, our consolidated revenue was €29,647.3 million, representing an increase of 3.1% compared to re-presented revenue of €28,764.2 million for the year ended December 31, 2010. At constant consolidation scope and exchange rates, 2011 revenue increased 2.0% compared to re-presented 2010 revenue.

The impact of changes in consolidation scope on 2011 revenue includes €358.7 million relating to acquisitions and divestitures that took place in 2010 and 2011, including €239.1 million in the Water division (primarily the impact of the acquisition of certain assets from United Utilities in 2010), €(39.3) million in the Environmental Services division (principally the impact of the sale of operations in Belgium and New Caledonia) and €158.9 million in the Energy Services division (related to the acquisition of certain activities in the Czech Republic from NWR Group in 2010 and the acquisition of the Warsaw district heating network in October 2011).

The €46.7 million negative foreign exchange impact primarily reflects the appreciation compared to the euro of the Australian dollar in the amount of €65.9 million, the Swiss franc in the amount of €29.0 million and Eastern European currencies (Czech Republic and Poland) in the amount of €18.5 million, offset by the depreciation of the U.S. dollar in the amount of €111.7 million and the pound sterling in the amount of €26.0 million.

The increase in revenues at constant consolidation scope and exchange rates is explained principally by the following factors:

•

in the Environmental Services division, an increase in the price of recycled raw materials, which increased division revenues by €174 million (primarily in France and Germany), and an improvement in activity levels, particularly for the treatment of hazardous waste, although growth was slower in the second half of 2011;

•

growth in Water division revenue, mainly tied to the good contribution of operating activities in Europe (primarily Germany and Central and Eastern Europe) and in Asia, partially offset by the negative impact of contractual erosion in France and unfavorable summer weather conditions; and

•

in the Energy Services division, an increase in energy prices (which increased revenue by €265 million compared to 2010), which was offset by the impact of unfavorable weather conditions, particularly in the last quarter of 2011, a downturn in Works activities and the termination of installation activities in the photovoltaic solar energy sector in Southern Europe.

Growth slowed during the second half of 2011, particularly in the fourth quarter, due to an unfavorable base effect for the Technology and Network business in the Water division, the downturn in the economic environment in the Environmental Services division (primarily the price of recycled raw materials) and particularly unfavorable weather conditions for the Energy Services division.

The share of revenue generated outside France in 2011 was €18,187.9 million, or 61.3% of total revenue compared to 60.6% in 2010.

The following table shows a breakdown of our revenues by division in 2011 and 2010:

Revenues by Division	Year ended	Year ended	% Change
(€ million)	December 31, 2011	December 31, 2010	2011/2010
Water	12,617.1	12,250.3	3.0%
Environmental Services	9,740.2	9,337.8	4.3%
Energy Services	7,290.0	7,176.1	1.6%
Revenue	29,647.3	28,764.2	3.1%
Revenue at 2010 exchange rates	29,694.0	28,764.2	3.2%

Water

The following table shows a breakdown of our revenues within the Water division in 2011 and 2010:

Year ended December 31, 2011 (€ million)	Year ended December 31, 2010 (€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
12,617.1	12,250.3	3.0%	1.2%	1.9%	(0.1)%

The increase in Water division revenue at constant consolidation scope and exchange rates is mainly due to the good level of activity in Europe, and particularly in Germany and Central and Eastern Europe, as well as good performance in Asia.

External growth in revenue in the Water division in 2011 is mainly attributable to the acquisition of certain assets from United Utilities in the United Kingdom and Central and Eastern Europe in November 2010.

Revenue from Operations increased 3.6% (1.4% at constant consolidation scope and exchange rates), reflecting the following:

•

In France, revenue declined 2.3%, mainly due to the impact of contractual negotiations (in particular the contract with “Syndicat des Eaux d’Ile de France” (SEDIF), described above) and to a lesser extent the ongoing decline in volumes sold compared to 2010 (representing a 1% decrease in volumes in 2011 compared to 2010). These two impacts were partially offset by a favorable price effect tied to movements in indices.

•

Outside France, revenue increased 7.2% (3.7% at constant consolidation scope and exchange rates). In Europe, growth of 12.9% (6.2% at constant consolidation scope and exchange rates) includes the favorable contribution of activities in Germany and the good performance recorded in Central and Eastern Europe (in particular a very favorable price impact with lower volumes sold). Revenue in the Asia-Pacific region rose 2.9% (stable at constant consolidation scope and exchange rates). Revenue increased in China, due to growth in volumes and the continuation of the tariff increase process (particularly in Shenzhen) and despite a decline in construction revenue. In the rest of Asia, a surge in activity in Japan following the earthquake in March 2011 offset a downturn in Australia due to the completion of construction work on the desalination and recycled water production plant and the end of the Adelaide contract.

Technology and Network revenue increased 1.5% (0.6% at constant consolidation scope and exchange rates) despite the completion of Middle East desalination contracts in the Design and Build sector. This activity benefited from the launch of construction work on the Hong Kong sludge incinerator and a net recovery in industrial client activities reflected by an increase in orders.

Environmental Services

The following table shows a breakdown of our revenues in the Environmental Services division in 2011 and 2010:

Year ended December 31, 2011 (€ million)	Year ended December 31, 2010 (€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
9,740.2	9,337.8	4.3%	4.9%	(0.4)%	(0.2)%

The 4.9% internal growth in revenue reflects the increase in the price of recycled raw materials, which increased division revenues by €174 million (primarily in France and Germany), and the improvement in activity levels, particularly for the treatment of industrial non-hazardous and hazardous waste, but with a slower growth rate in the second half of the year. The fourth quarter of 2011 faced an unfavorable base effect given high paper and cardboard prices and activity levels that were already rising for these treatment and service businesses in the prior year quarter.

In France, revenue increased 3.9% (5.2% at constant consolidation scope) under the combined effect of recycled raw material prices that remained high (paper/cardboard and metals), net commercial gains and an increase in hazardous waste and landfill activities.

Outside France, revenue grew 4.5% (4.9% at constant consolidation scope and exchange rates). Revenue in Germany increased 9.5% (6.4% at constant consolidation scope) benefiting from higher paper and cardboard prices and the good contribution of activities in the commercial and industrial sector. Municipal waste collection activities continued to experience significant competitive pressure. Revenue in the United Kingdom increased 5.4% (6.7% at constant consolidation scope and exchange rates), in line with progress on integrated contracts and a better asset utilization rate and despite the economic environment, which remains difficult and is weighing on other division activities. North America revenue declined 4.6% (but was stable at constant consolidation scope and exchange rates), as the increase in hazardous waste treatment activities and the resistance of solid waste activities was penalized by the fall in the fleet utilization rate in the Gulf of Mexico in the Marine Services business. In the Asia-Pacific region, revenue growth of 9.2% (3.7% at constant consolidation scope and exchange rates) benefited from an increase in industrial services activities, driven by the mining industry and commercial waste collection in Australia.

Energy Services

The following table shows a breakdown of our revenues in the Energy Services division in 2011 and 2010:

Year ended December 31, 2011 (€ million)	Year ended December 31, 2010 (€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
7,290.0	7,176.1	1.6%	(0.5)%	2.2%	(0.1)%

Energy Services division revenue grew 1.6% in 2011, although it was down 0.5% at constant consolidation scope and exchange rates. Increases in energy prices had a positive impact of €265 million compared to 2010, but this was more than offset by the negative impact of less favorable weather conditions across the whole of Europe in 2011 compared to 2010 (representing a negative impact of €285 million compared to 2010).

In France, revenue rose 3.0% (2.4% at constant consolidation scope), driven by the increase in the average fuel basket prices in weather conditions considerably less favorable than in 2010.

Outside France, revenue remained stable (down 3.2% at constant consolidation scope and exchange rates). Continental European countries reported growth of 4.3%, due in particular to the acquisition of the Warsaw district heating network in the last quarter of 2011. At constant consolidation scope and exchange rates, revenue fell 5.4%: the increase in the price of heat and electricity in 2011 compared to 2010 was offset by the impact of unfavorable weather conditions and the lower electric capacity revenue and subsidies received on the sale of cogenerated energy, which varied between countries (Czech Republic, Poland, Hungry, Estonia). In addition, activities in Southern Europe were penalized by commercial and operating difficulties and the discontinuation of photovoltaic field installation activities.

External revenue growth in the Energy Services division in 2011 is attributable to the reorganization of activities in the Czech Republic in 2010, and to the acquisition of the Warsaw district heating network in October 2011.

Revenue by Geographical Region

The following table shows a breakdown of our revenue by geographical region and operating segment (division):

Year ended December 31, 2011 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,560.1	1,519.3	811.6	1,066.1	775.7	743.0	238.6	1,573.3	281.0	1,048.4	12,617.1
Environmental Services	3,384.2	1,210.2	1,626.0	309.7	568.6	1,230.3	704.6	237.8	105.1	363.7	9,740.2
Energy Services	3,515.1	9.5	194.2	1,414.1	1,401.4	314.0	49.8	100.6	93.4	197.9	7,290.0
Revenue	11,459.4	2,739.0	2,631.8	2,789.9	2,745.7	2,287.3	993.0	1,911.7	479.5	1,610.0	29,647.3

Year ended December 31, 2010 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,651.3	1,434.6	625.5	951.5	758.5	686.2	262.3	1,330.6	491.9	1,057.9	12,250.3
Environmental Services	3,257.3	1,104.5	1,550.7	303.3	524.0	1,293.0	606.4	256.3	87.0	355.3	9,337.8
Energy Services	3,413.3	2.4	190.7	1,364.3	1,524.7	326.6	41.0	77.6	85.9	149.6	7,176.1
Revenue	11,321.9	2,541.5	2,366.9	2,619.1	2,807.2	2,305.8	909.7	1,664.5	664.8	1,562.8	28,764.2

Change (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(91.2)	84.7	186.1	114.6	17.2	56.8	(23.7)	242.7	(210.9)	(9.5)	366.8
Environmental Services	126.9	105.7	75.3	6.4	44.6	(62.7)	98.2	(18.5)	18.1	8.4	402.4
Energy Services	101.8	7.1	3.5	49.8	(123.3)	(12.6)	8.8	23.0	7.5	48.3	113.9
Revenue	137.5	197.5	264.9	170.8	(61.5)	(18.5)	83.3	247.2	(185.3)	47.2	883.1
Change (%)	1.2%	7.8%	11.2%	6.5%	(2.2)%	(0.8)%	9.2%	14.9%	(27.9)%	3.0%	3.1%
Change at constant exchange rates (%)	1.2%	7.8%	12.3%	6.1%	(3.6)%	4.0%	1.8%	14.4%	(26.6)%	4.7%	3.2%

France

Revenue increased 1.2% in 2011. Water division activities in France suffered from the slowdown in the Construction business, contractual erosion (primarily on the contract with “Syndicat des Eaux d’Ile de France” (SEDIF)) and a decline in volumes sold compared to 2010, particularly in July 2011 due to weather conditions (with a negative impact of 1.0% in 2011 compared to 2010). This was partially offset by a positive price effect tied to movements in indices.

The Environmental Services division reported activity growth under the combined effect of recycled raw material prices that remained high (paper/cardboard and metals) and the development of certain activities, particularly hazardous waste and landfill.

The Energy Services division benefited from a favorable price effect in 2011, offset in part by the impact of weather conditions, which were considerably less favorable than in 2010.

Germany

Revenue increased 7.8% in 2011. Environmental Services division revenue in Germany benefited from the increase in the price of paper and cardboard and the good contribution from the commercial and industrial sector, while the urban municipal collection business remained highly competitive. The Braunschweig contract also contributed to revenue growth, while the contribution of the Berlin contract remained stable overall.

United Kingdom

Revenue increased 12.3% in 2011 at constant exchange rates. It benefited from the ramp-up of new integrated contracts, partially offset by a drop in landfill volumes in the Environmental Services division. Assets acquired from United Utilities account for the majority of the revenue increase in the Water division in this country.

Central and Eastern Europe

Revenue increased 6.1% in 2011 at constant exchange rates. Revenue growth in Central Europe was driven by the activities of the Water and Energy Services divisions, which benefited from the consolidation of the activities of assets purchased from United Utilities in Sofia, and the purchase of SPEC in Poland, as well as reorganization measures implemented in the Czech Republic in 2010.

Other European Countries

Revenue declined 3.6% at constant exchange rates. Revenue benefited from an increase in Energy Services activities in Northern European countries, although this was more than offset by difficulties in Southern Europe.

The economic and financial crisis affecting public authorities and countries in Southern Europe had negative consequences for the Company’s activities, primarily in Italy where the Company’s exposure is the greatest. Accordingly, Water division revenue in Italy declined 9.8%, reflecting these economic difficulties. Finally, following a change in management in Italy in the Energy Services division and the discontinuation of solar activities in Italy and Spain, these businesses are undergoing substantial restructuring, explaining the 9.9% fall in revenue.

United States

Revenue increased 4.0% at constant exchange rates. Activities in the United States were marked by contrasting developments across the businesses:

•

the Environmental Services division was penalized by the fall in the fleet utilization rate in the Gulf of Mexico in the first-half of the year in the Marine Services business, despite growth in hazardous waste treatment activities and the resistance of solid waste activities;

•

the Water division benefited from a net recovery in industrial client activities.

Oceania

The 1.8% increase at constant exchange rates was due to growth in industrial service activities in the Environmental Services division in Australia (mostly present in services, industrial waste and landfill).

Asia

The increase of 14.4% at constant exchange rates was mainly achieved by the Water division, as a result of recent developments in China, one-off activities in Japan and the good performance of contracts in Korea.

Rest of the World (including the Middle East)

While our revenue in the Middle East declined by 26.6% in 2011, mainly due to the completion of certain major construction contracts in the Water division, other regions grew by 3.0% or 4.7% at constant exchange rates.

Operating Income and Adjusted Operating Income

Operating Income

Operating income was €1,017.2 million for the year ended December 31, 2011, compared to €1,982.1 million for the year ended December 31, 2010, representing a decrease of 48.7% (49.2% at constant exchange rates). The decline resulted primarily from the following factors:

•

A decline in adjusted operating cash flow of 4.9% (4.7% at constant exchange rates) to €3,152.3 million for the year ended December 31, 2011, compared to €3,314.6 million for the year ended December 31, 2010. The adjusted operating cash flow margin fell 0.9 points from 11.5% in 2010 to 10.6% in 2011. This is discussed below under “—Adjusted Operating Cash Flow”;

•

Impairment charges on goodwill and non-current assets of €782.7 million, discussed above under “—Events in 2011 Impacting Results of Operations and Financial Condition – Goodwill and Asset Impairment Charges and Restructuring Costs;”

•

The effect of changes in discount rates applied to site rehabilitation provisions in the Environmental Services division, which had a negative impact of €7 million for the year ended December 31, 2011, compared to a positive impact of €26 million for the year ended December 31, 2010; and

•

Capital gains on industrial and financial asset divestitures of €85.3 million in the year ended December 31, 2011, compared to €206.8 million in the year ended December 31, 2010 (including a capital gain of €89.0 million on the divestiture of Usti Nad Labem in the Energy Services division in 2010).

The effects of our ongoing Efficiency Plan contributed €259 million of gross savings in 2011.

Operating depreciation and amortization charges were €1,549.5 million for the year ended December 31, 2011, compared to €1,475.2 million for the same period in 2010. This increase includes the effect of changes in consolidation scope following the acquisition of certain United Utilities assets in the Water division and the acquisition of the Warsaw district heating network in the Energy Services division. It also includes the impact of the changes in discount rates associated with site rehabilitation provisions, described above.

Cost of sales totaled €24,919.0 million for the year ended December 31, 2011, or 84.1% of total revenue, compared to €23,255.0 million for the year ended December 31, 2010, or 80.8% of total revenue. The increase in ratio of cost of sales to total revenue is mainly due to the goodwill and non-current asset impairment charges being recognized in cost of sales, as well as modest increases in personnel costs and depreciation and amortization.

Selling costs and general and administrative expenses for the year ended December 31, 2011 totaled €595.1 million and €3,176.0 million, respectively, compared to €574.8 million and €3,139.5 million for the year ended December 31, 2010. Selling costs and general and administrative expenses represented 12.7% of revenue in 2011, compared to 12.9% in 2010. The increase in selling costs and general and administrative expenses was primarily due to expenses associated with implementing cost reduction plans in 2011.

Adjusted Operating Income

Adjusted operating income was €1,700.5 million for the year ended December 31, 2011, compared to €1,891.4 million for the year ended December 31, 2010, representing a decrease of 10.1% (10.3% at constant exchange rates). The adjusted operating income margin fell from 6.6% for the year ended December 31, 2010 to 5.7% for the same period in 2011.

Adjusted operating income is equal to operating income, excluding goodwill impairment charges and special items. In 2011, adjusted operating income excluded €683.3 million of goodwill and other impairment charges, and other special items. In 2010, it excluded mainly a €89.0 million of capital gains relating to the divestiture of Usti Nad Labem in the Energy Services division. These differences explain the fact that the decline in adjusted operating income was much smaller than the decline in operating income. The following tables reconcile adjusted operating income to operating income for the years ended December 31, 2011 and 2010.

Year ended December 31, 2011 (€ million)	Adjusted operating income	Adjustments		Operating income
		Impairment Goodwill losses	Special Items
Water	971.7	(60.6)	(50.6)	860.5
Environmental Services	508.3	(78.1)	(70.6)	359.6
Energy Services	386.2	(366.1)	(57.3)	(37.2)
Holding companies	(165.7)	-	-	(165.7)
Total	1,700.5	(504.8)	(178.5)	1,017.2

Year ended December 31, 2010 (€ million)	Adjusted operating income	Adjustments		Operating income
		Impairment Goodwill losses	Special Items (1)
Water	1,045.7		0.4	1,046.1
Environmental Services	584.5	(0.2)	1.5	585.8
Energy Services	440.3		89.0	529.3
Holding companies	(179.1)			(179.1)
Total	1,891.4	(0.2)	90.9	1,982.1
(1) Mainly capital gains realized on the divestiture of the 85% shareholding of Dalkia Usti nad Labem in the Energy Services division.

Adjusted operating income was negatively impacted in 2011 by operational difficulties that affected adjusted operating cash flow, as well as asset impairments, notably in North Africa, in Southern Europe and in Marine Services operations. Non-current asset impairments impacted adjusted operating income by €128.3 million, including €41.5 million relating to the termination of our incinerator activities and liquidation of our subsidiary in Calabria (an additional €6.6 million of impairment charges relating to current assets and restructuring costs relating to Calabria also impacted adjusted operating income). Adjusted operating income also included capital gains on industrial and financial asset divestitures of €85.3 million in 2011 compared to €117.8 million in capital gains for the same period in 2010.

Operating Income and Adjusted Operating Income by Division

The following table breaks down changes in operating income and adjusted operating income by division for the years ended December 31, 2011 and 2010.

	Operating income				Adjusted operating income
	Year ended December 31, 2011	Year ended December 31, 2010	% change	% change at constant exchange rates	Year ended December 31, 2011	Year ended December 31, 2010	% change	% change at constant exchange rates
Water	860.5	1,046.1	(17.7)%	(18.0)%	971.7	1,045.7	(7.1)%	(7.3)%
Environmental Services	359.6	585.8	(38.6)%	(38.9)%	508.3	584.5	(13.0)%	(13.3)%
Energy Services	(37.2)	529.3	(107.0)%	(108.3)%	386.2	440.3	(12.3)%	(12.1)%
Holding companies	(165.7)	(179.1)	7.5%	7.5%	(165.7)	(179.1)	7.5%	7.5%
Total	1,017.2	1,982.1	(48.7)%		1,700.5	1,891.4	(10.1)%
Total at 2010 exchange rates	1,006.0	1,982.1		(49.2)%	1,697.1	1,891.4		(10.3)%
Margin	3.4%	6.9%			5.7%	6.6%

Water

The Water division’s operating income declined to €860.5 million for the year ended December 31, 2011 compared to €1,046.1 million for the year ended December 21, 2010, representing a decrease of 17.7% (18.0% at constant exchange rates). Adjusted operating income decreased 7.1% (7.3% at constant exchange rates) to €971.7 million for the year ended December 31, 2011, compared to €1,045.7 million for the year ended December 31, 2010.

The following factors affected the change in both operating income and adjusted operating income from 2010 to 2011:

•

A decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

A €43.3 million decrease in capital gains on industrial and financial divestitures, which were particularly favorable in 2010;

•

Impairment charges in respect of non-current assets in Southern Europe and North Africa in the amount of €33 million as of December 31, 2011 affected the adjusted operating income;

•

An increase in net operating depreciation and amortization charges attributable to changes in consolidation scope with the acquisition of certain assets from United Utilities.

In addition, operating income (but not adjusted operating income) was affected by €60.6 million of goodwill impairment charges recognized in Southern Europe and Morocco, and €50.6 million of additional non-current asset impairment charges recorded as special items (mainly reflecting charges recorded in Italy), in the year ended December 31, 2011.

The operating income margin (operating income / revenue) fell from 8.5% in the year ended December 31, 2010 to 6.8% in the year ended December 31, 2011. The adjusted operating income margin (adjusted operating income / revenue) fell from 8.5% in the year ended December 31, 2010 to 7.7% in the year ended December 31, 2011.

Environmental Services

The Environmental Services division’s operating income declined to €359.6 million for the year ended December 31, 2011, compared to €585.8 million for the year ended December 21, 2010, representing a decrease of 38.6% (38.9% at constant exchange rates). Adjusted operating income decreased 13.0% (13.3% at constant exchange rates) to €508.3 million for the year ended December 31, 2011, compared to €584.5 million for the year ended December 31, 2010.

The following factors affected the change in both operating income and adjusted operating income from 2010 to 2011:

•

A decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

The impact of the Veolia Environmental Services restructuring in Calabria which led to the recognition of non-current asset impairment charges of €41.5 million and €6.6 million of other charges in the fourth quarter of 2011;

•

The negative impact of changes in discount rates used at December 31 each year to calculate site rehabilitation provisions, which reduced operating income and adjusted operating income by €33 million in 2011 compared to 2010.

In addition, operating income (but not adjusted operating income) was impacted by €78.1 million of goodwill impairment charges, €50.0 million of non-current asset impairment charges and €20.6 million of current asset impairment charges and restructuring costs recognized in Italy and recorded as special items for the year ended December 31, 2011.

The operating income margin fell from 6.3% in the year ended December 31, 2010 to 3.7% in the year ended December 31, 2011. The adjusted operating income margin fell from 6.3% in the year ended December 31, 2010 to 5.2% in the year ended December 31, 2011.

Energy Services

The Energy Services division’s operating income declined to a net operating loss of €37.2 million for the year ended December 31, 2011 compared to an operating profit of €529.3 million for the year ended December 21, 2010. Adjusted operating income decreased 12.3% (a decline of 12.1% at constant exchange rates) to €386.2 million for the year ended December 31, 2011, compared to €440.3 million for the year ended December 31, 2010.

The following factors affected the change in both operating income and adjusted operating income from 2010 to 2011:

•

A decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;” and

•

An increase in net operating depreciation and amortization charges primarily attributable to the acquisition of the Warsaw district heating network.

In addition, operating income (but not adjusted operating income) was impacted by a decrease in capital gains on divestitures (including primarily the absence in 2011 of €89.0 million of capital gains relating to Usti Nad Labem), recorded as special items. Operating income (but not adjusted operating income) was also impacted by €366.1 million of goodwill impairment charges recognized in Southern Europe and in the United States for the year ended December 31, 2011, as well as €49.0 million of non-current asset impairment charges recorded in Italy and €8.3 million of reorganization costs recorded in Italy and Eastern Europe, in each case recorded as special items.

The adjusted operating income margin fell from 6.1% in the year ended December 31, 2010 to 5.3% in the year ended December 31, 2011. The operating income margin fell from 7.4% in the year ended December 31, 2010 to a loss of 0.5% of revenues in the year ended December 31, 2011.

Operating Income (Loss) of Holding Companies

Operating loss of holding companies decreased from €179.1 million for the twelve months ended December 31, 2010, to €165.7 million for the same period in 2011. The decrease in these costs during the period was mainly due to a reduction in overhead and the mutualization of shared services.

Adjusted Operating Cash Flow

Adjusted operating cash flow decreased by 4.9% (4.7% at constant exchange rates), from €3,314.6 million in 2010 to €3,152.3 million in 2011, reflecting:

•

the downturn in activities in Southern Europe, particularly in Italy, and in Marine Services operations in the Gulf of Mexico;

•

restructuring measures and contract terminations tied to the acceleration of the Company’s restructuring and asset optimization strategy and the downturn in the environment in Southern Europe and North Africa;

•

a fall in operational performance in the Water division, primarily related to contractual erosion in France and increased asset maintenance costs in the first quarter of 2011 in the United Kingdom; and

•

expenses relating to the implementation of cost reduction plans.

Conversely, adjusted operating cash flow benefited from:

•

the favorable impact of the increase in recycled raw materials prices and activity levels and favorable volume effects in the Environmental Services division;

•

the positive impact of energy prices, offset by weather conditions that were overall less favorable in 2011 than in 2010, in the Energy Services division; and

•

activity growth in the Water division in Central and Eastern Europe and Asia.

The following table breaks down adjusted operating cash flow by division, at both current and constant exchange rates:

Adjusted operating cash flow (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Change
			% change	% change at constant exchange rates
Water	1,462.4	1,525.6	(4.1)%	(4.2)%
Environmental Services	1,197.3	1,271.8	(5.9)%	(5.6)%
Energy Services	597.6	658.0	(9.2)%	(8.8)%
Holding companies	(105.0)	(140.8)	25.4%	25.4%
Adjusted operating cash flow	3,152.3	3,314.6	(4.9)%
Adjusted operating cash flow at 2010 exchange rates	3,157.9	3,314.6		(4.7)%
Adjusted operating cash flow margin	10.6%	11.5%

The €5.6 million negative foreign exchange impact on adjusted operating cash flow primarily reflects the appreciation compared to the euro of the Australian dollar in the amount of €5.8 million and Eastern European currencies (Czech Republic and Poland) in the amount of €3.4 million, offset by the depreciation of the U.S. dollar, which accounted for a negative impact of €14.3 million.

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by division in 2011 and 2010:

Year ended December 31, 2011 (€ million)	Adjusted Operating Cash Flow	Adjusted Operating Cash Flow To Operating Income
		Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill	Capital gains (losses) on disposal of non-current assets	Others	Operating Income
Water	1,462.4	19.3(1)	(565.5)	(58.6)	22.1	(19.2)	860.5
Environmental Services	1,197.3	(106.6)	(710.9)	(78.1)	55.4	2.5	359.6
Energy Services	597.6	(37.5)	(236.3)	(366.1)	7.8	(2.7)	(37.2)
Holding companies	(105.0)	(23.4)	(36.8)	-	-	(0.5)	(165.7)
Total	3,152.3	(148.2)	(1,549.5)	(502.8)	85.3	(19.9)	1,017.2
(1) Represents primarily the release of provisions following the final resolution of a dispute relating to certain French business taxes.

Year ended December 31, 2010 (€ million)	Adjusted Operating Cash Flow	Adjusted Operating Cash Flow To Operating Income
		Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets (1)	Others	Operating Income
Water	1,525.6	(15.0)	(512.4)	0.4	65.4	(17.9)	1,046.1
Environmental Services	1,271.8	(20.4)	(706.6)	(0.2)	41.8	(0.6)	585.8
Energy Services	658.0	(5.8)	(226.9)	-	99.6	4.4	529.3
Holding companies	(140.8)	(1.9)	(29.3)	-	-	(7.1)	(179.1)
Total	3,314.6	(43.1)	(1,475.2)	0.2	206.8	(21.2)	1,982.1
(1) Mainly capital gains realized on the divestiture of the 85% shareholding of Dalkia Usti nad Labem in the Energy Services division.

Water

Adjusted operating cash flow decreased 4.1% (4.2% at constant exchange rates) to €1,462.4 million for the year ended December 31, 2011, compared to €1,525.6 million for the year ended December 31, 2010. The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) fell from 12.5% for the year ended December 31, 2010 to 11.6% for the same period in 2011, penalized by both a fall in the margin on construction activities and downward pressure on margins on the renewal of contracts in France.

For Operations activities, adjusted operating cash flow declined 2.3% at current and constant exchange rates. In France, the decline in adjusted operating cash flow was due to the negative effects of contractual erosion, in a context of declining volumes sold compared to 2010 attributable to weather conditions in the summer of 2011. Outside France, adjusted operating cash flow benefited from activity growth in Asia and Central and Eastern Europe, but also reflects the negative impact of increased asset maintenance costs in the United Kingdom.

The adjusted operating cash flow of the Technologies and Network business declined in line with the increase in competitive pressure on pipe replacement activities in France. This fall was partially offset by the recovery in industrial activities in the United States.

The impact of our ongoing Efficiency Plan on adjusted operating cash flow of the division represented gross savings of €126 million in 2011.

Environmental Services

Adjusted operating cash flow decreased 5.9% (5.6% at constant exchange rates) to €1,197.3 million for the year ended December 31, 2011 compared to €1,271.8 million for the year ended December 31, 2010. The decrease in adjusted operating cash flow in 2011 was mainly due to:

•

operational difficulties at Marine Services in the Gulf of Mexico, with in particular a fall in asset utilization rates, which had an impact of €28 million;

•

the consequences of the notification of the early termination of the Alexandria contract (Egypt), which had an impact of €27 million;

•

an unfavorable movement in fuel prices, which was only partially passed on to customers.

These negative items were partially offset by the following factors that had a positive impact on adjusted operating cash flow of the division in 2011:

•

a favorable recycled raw material price effect in 2011, particularly in the first six months;

•

growth in hazardous waste activities in France and in the United States;

•

the ramp-up of integrated contracts in the United Kingdom; and

•

the benefit of our ongoing Efficiency Plan (representing gross savings of €61 million for the division).

The adjusted operating cash flow margin decreased significantly from 13.6% in the year ended December 31, 2010, to 12.3% in the year ended December 31, 2011.

Energy Services

Adjusted operating cash flow decreased 9.2% (a decline of 8.8% at constant exchange rates) to €597.6 million for the year ended December 31, 2011, compared to €658.0 million for the year ended December 31, 2010. Energy Services division adjusted operating cash flow benefited in France from a favorable price impact which offset an unfavorable weather effect. Outside France, the decline in adjusted operating cash flow reflected:

•

unfavorable weather conditions compared to 2010, despite a positive energy price impact;

•

operational and economic difficulties in Southern Europe and particularly Italy; and

•

a fall in sales and electricity prices in Central Europe.

On the other hand, adjusted operating cash flow benefited from a positive contribution from CO2 quota sales in 2011.

The impact of our ongoing Efficiency Plan on adjusted operating cash flow of the division represented gross savings of €72 million in 2011.

The adjusted operating cash flow margin decreased significantly from 9.2% in the year ended December 31, 2010, to 8.2% in the year ended December 31, 2011.

Adjusted Operating Cash Flow of Holding Companies

Adjusted operating cash flow of holding companies increased, moving from a net outflow of €140.8 million for the year ended December 31, 2010, to a net outflow of €105.0 million for the same period in 2011.

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Net Finance Costs (€ million)	Year ended December 31, 2011	Year ended December 31, 2010
Income	113.1	92.7
Expenses	(861.5)	(851.6)
Finance costs, net	(748.4)	(758.9)

Net finance costs fell from €758.9 million in 2010 to €748.4 million in 2011. The average net financial debt decreased from €15.6 billion as of December 31, 2010 to €14.6 billion as of December 31, 2011.

This variation in net finance costs was the result of a rise in the financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period, including the net finance costs related to discontinued operations) from 5.09% in 2010 to 5.39% in 2011, primarily due to:

•

the increase in average low-yield cash investments (cost of carry);

•

the increase in short-term rates on the floating-rate portion of the debt;

•

the cost of buying back a portion of our 2013 U.S. dollar bond issue.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (€ million)	Year ended December 31, 2011	Year ended December 31, 2010
Net gains on loans and receivables	15.8	5.3
Net gains and losses on available-for-sale assets (including dividends)	4.5	(1.4)
Assets and liabilities at fair value through profit and loss	0.0	(17.9)
Unwinding of the discount on provisions	(58.5)	(66.9)
Foreign exchange gains and losses	(8.4)	(0.1)
Other	(9.7)	(21.5)
Other financial income and expenses	(56.3)	(102.5)

Other financial income and expenses decreased from net expenses of €102.5 million for the year ended December 31, 2010 to €56.3 million in net expenses for the year ended December 31, 2011, reflecting the changes in line with items set forth in the table above.

Income Tax Expense

Net income tax expense increased from €319.0 million in 2010 to €539.0 million in 2011. The increase was largely attributable to impairment charges in respect of deferred tax assets in France and the United States.

We decided not to recognize any deferred tax assets in excess of the amount of deferred tax liabilities as of December 31, 2011 in respect of the France tax group, given changes in projected taxable income and in particular margin erosion in the Water division. As a result, we recorded a charge in the amount of the opening balance of deferred taxes relating to loss carryforwards, which was €86.9 million (we also recorded a €115 reduction in reserves). The net expense in relation to French deferred tax assets was €75 million, as we recorded a net increase of approximately €12 million relating to timing differences.

We also reviewed our tax projections for the U.S. tax group as of December 31, 2011, taking account of the planned changes in scope for the U.S. tax group (including the planned disposal of our solid waste business in the United States as part of our transformation plan). As a result, we reduced its deferred tax assets in the amount of €137.6 million.

The income tax expense for the year ended December 31, 2011 is €314.5 million, excluding the write-down of the deferred tax assets of the France tax group and the impact of planned changes in U.S. operations. The income tax rate for the year ended December 31, 2011 is 37.2% after adjustment for the following items:

•

goodwill impairment of €504.8 million;

•

non-current asset impairments in Italy of €193.1 million;

•

the write-down of the net deferred tax asset position of the France tax group of €86.9 million (described above); and

•

the impact of planned changes in U.S. operations of €137.6 million (described above).

Share of Net Income of Associates

The share of net income of associates decreased from of €18.0 million in 2010 to net income of €12.3 million in 2011.

Net Income / (Loss) from Discontinued Operations

Net income from discontinued operations fell from a net income of €29.3 million in 2010 to a net loss of €2.4 million in 2011. The 2011 figure included €55.7 million of net losses relating to Veolia Transdev, and €58.1 million of net income relating to other discontinued operations.

Veolia Transdev

The net loss of €55.7 million recorded in respect of Veolia Transdev in 2011 included the offsetting impact of two major items relating to the creation of the venture and our decision to withdraw from the Transportation business:

•

We recognized a gain on disposal of our former Veolia Transport subsidiary in the amount of €429.8 million as of March 3, 2011 in connection with the Veolia Transdev combination.

•

We recognized an impairment charge of €440.0 million in connection with our decision to progressively withdraw from Veolia Transdev announced on December 6, 2011. This impairment charge is the result of a downturn in the performance of the subsidiary, a decrease in implicit market transaction valuation multiples and non-binding offers received in late January 2012. It also takes into account the uncertainty related to legal proceedings relating to SNCM (described under Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Litigation”).

The following table sets forth the key components of our 2010 net income from Veolia Transport and our 2011 net loss from Veolia Transport (through March 3, 2011) and Veolia Transdev (thereafter). Because of the substantial change in the scope of these activities, the figures for 2010 and 2011 are not comparable.

(€ million)	Veolia Transdev Year ended December 31, 2011(*)	Veolia Transport Year ended December 2010(**)
Revenue	4,259.0	5,822.0
Adjusted operating cash flow	173.0	319.9
Operating income	(449.0)	106.5
Of which : Impairment as of December 31, 2011	(440.0)
Capital gains and losses on disposal	443.0	(29.3)
Of which : Capital gain recognized on March 3, 2011	429.8
Net income	(55.7)	12.4

(*)  Veolia Transport for the period January 1 to March 3, 2011, plus Group share at 50% of Veolia Transdev for the period March 3 to December 31, 2011.

(**) including contribution of discontinued operations in United Kingdom as of December 31, 2010.

From an operational perspective, in 2011 the new entity Veolia Transdev benefited from indexing clauses and the growth of urban contracts in France (beginning of the Besançon contract and the start-up of the Reims tram); new contract wins and the full-year impact of contracts won in 2010 outside France, particularly in North America (the Phoenix contract started in 2010 in the USA and the York Southwest contract in Canada), Germany (full-year impact of S-Bahn Bremen rail contract and bus contract in Frankfurt, Oltholstein, Rhode and Sinsheim) and Australia (start-up of the Joondalup contract in 2011 and growth of the activities in Perth and New South Wales).

Adjusted operating cash flow and operating income were affected by increases in the cost of fuel, strikes at the beginning of the year (particularly at SNCM and in rail activities in Germany) and a number of one-off costs relating to the Veolia Transdev combination.

Other Discontinued Operations

Our net income from discontinued operations other than Veolia Transdev in 2011 included primarily the following items:

•

a gain on disposal in respect of German activities in the Energy Services division sold in May and August 2011;

•

a gain on disposal in respect of Norwegian activities in the Environmental Services division sold in March 2011;

•

a gain on disposal in respect of “Proxiserve” household assistance services sold in December 2011; and

•

the reclassification of the net income and expenses of Citelum urban lighting activities in the Energy Services division, which is in the process of being divested.

Net Income for the Year Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was €173.2 million for the year ended December 31, 2011, compared to €290.5 million for the year ended December 31, 2010. This decrease in net income attributable to non-controlling interests is mainly due to EDF’s share of impairments recorded in the Energy Services division in Southern Europe compared to EDF’s share in capital gains on the divestiture of Dalkia Usti nad Labem in 2010.

Net Income (Loss) Attributable to Owners of the Company

Net loss attributable to owners of the Company was €489.8 million in 2011, compared to €558.5 million of net income attributable to owners of the Company in 2010. Adjusted net income attributable to owners of the Company was €289.8 million in 2011, compared to €474.0 million in 2010.

Given the weighted average number of shares outstanding of €496.3 million in 2011, compared to 481.9 million in 2010, loss per share attributable to owners of the Company (basic and diluted) was €0.99 in 2011, compared to earnings per share of €1.16 in 2010. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.58 in 2011, compared to €0.98 in 2010. See Item 3. “Key Information—Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2011 is determined as follows:

Year ended December 31, 2011 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,700.5	(683.3) (1)	1,017.2
Net finance costs	(748.4)	-	(748.4)
Other financial income and expenses	(56.3)	-	(56.3)
Income tax expense	(355.4)	(183.6) (2)	(539.0)
Share of net income of associates	12.3	-	12.3
Net income / (loss) from discontinued operations	-	(2.4)	(2.4)
Non-controlling interests	(262.9)	89.7 (3)	(173.2)
Net income attributable to owners of the Company	289.8	(779.6)	(489.8)

(1)  Adjustments to operating income are presented under “Events in 2011 Impacting Results of Operations and Financial Condition” and “Operating Income – Adjusted Operating Income.”

(2)  Primarily the impairment of deferred tax assets of the France tax group and the impact of planned changes in U.S. tax group as described under “Income Tax Expense” above, net of a tax benefit resulting from certain impairment charges that are excluded from Adjusted Operating Income, primarily in the Energy Services division in Southern Europe.

(3)  Primarily EDF’s share of impairment charges recorded by the Energy Services division in Southern Europe.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2010 is determined as follows:

Year ended December 31, 2010 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,891.4	90.7 (1)	1,982.1
Net finance costs	(758.9)	-	(758.9)
Other financial income and expenses	(102.5)	-	(102.5)
Income tax expense	(301.8)	(17.2)	(319.0)
Share of net income of associates	18.0	-	18.0
Net income / (loss) from discontinued operations	-	29.3	29.3
Non-controlling interests	(272.2)	(18.3) (2)	(290.5)
Net income attributable to owners of the Company	474.0	84.5	558.5

(1)  Adjustments to operating income are described above under “Operating Income—Adjusted Operating Income.”

(2)  Primarily the portion attributable to minority interests of capital gains arising on the divestiture of Energy Services activities in the Czech Republic.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Overview

The following table shows a breakdown of our revenues in 2009 and 2010:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
28,764.2	27,847.7	3.3%	2.4%	(1.8)%	2.7%

For the year ended December 31, 2010 Veolia Environnement consolidated revenue was €28,764.2 million, an increase of 3.3% compared to revenue of €27,847.7 million for the year ended December 31, 2009. At constant consolidation scope and exchange rates, consolidated revenue increased 2.4% during the same period.

This improvement in revenue growth is explained principally by the progressive growth in the global economic environment, the increase and maintenance of recycled raw material prices, and energy prices, a positive climate effect both within and outside of France, as well as the benefits of successful commercial development.

2010 full year revenue was negatively impacted by the non-renewal of certain significant contracts in 2009, as well as the completion of certain large construction contracts outside of France (Marafiq, Fujairah, Ras Laffan in the Middle East) in the Water division (€311 million impact compared to 2009).

In total, the decline in revenue resulting from net divestments completed in 2009 and 2010 amounted to €489.6 million (down 1.8% versus full year 2009), including €150.7 million in the Water division, €312.4 million in the Environmental Services division (principally Veolia Propreté Nettoyage et Multiservices or VPNM, which we divested in 2009) and €26.5 million in the Energy Services division.

The share of revenue generated outside France in 2010 was €17,442.3 million, which is 60.6% of total revenue compared to 60.1% for 2009.

The positive effect of the change in average exchange rates during 2010 was €736.7 million, reflecting essentially the appreciation compared to the euro of the Australian dollar for €168.3 million, the U.S. dollar for €110.5 million, the U.K. pound sterling for €82.8 million, Central European currencies for €87.7 million and Northern European currencies (Norway and Sweden) for €20.8 million.

The following table shows a breakdown of our revenues by division in 2010 and 2009:

Revenues by Division	Year ended	Year ended	% Change
(€ million)	December 31, 2010	December 31, 2009	2010/2009
Water	12,250.3	12,401.8	(1.2)%
Environmental Services	9,337.8	8,763.6	6.6%
Energy Services	7,176.1	6,682.3	7.4%
Revenue	28,764.2	27,847.7	3.3%
Revenue at 2009 exchange rates	28,027.5	27,847.7	0.6%

Water

The following table shows a breakdown of our revenues within the Water division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
12,250.3	12,401.8	(1.2)%	(2.6)%	(1.2)%	2.6%

The revenue decline in the Water division is due essentially to the decline in Works activities resulting from the end of three large construction contracts in the Middle East (Marafiq, Fujairah and Ras Laffan). Excluding construction works, 2010 division revenue would have increased by 1.5% (1.0% at constant consolidation scope and exchange rates).

In France, revenue declined 0.3% (a decrease of 1.0% at constant consolidation scope) due to a slowdown in Works activities, as well as a 1% decline in volumes of water sold compared to 2009 and the end of the contract with the city of Paris.

Outside France, excluding Veolia Water Solutions & Technologies, revenue increased 3.1% (2.4% at constant consolidation scope and exchange rates). In Europe, growth was 7.1% (4.1% at constant consolidation scope and exchange rates), driven by Germany, the United Kingdom and Eastern Europe. Revenue in Asia increased 14.1% (3.9% at constant consolidation scope and exchange rates) due to the ramp-up of certain contracts in Central China and new contracts in Southern China. In the Pacific zone, revenue declined by 10.7% at constant consolidation scope and exchange rates (although it increased by 9.7% on a reported basis), reflecting the completion of the construction of the Sydney, Australia desalination plant.

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

Net divestments in the Water division in 2009 and 2010 had a negative impact on revenue of 1.2% (€150.7 million).

Environmental Services

The following table shows a breakdown of our revenues in the Environmental Services (waste management) division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
9,337.8	8,763.6	6.6%	6.8%	(3.6)%	3.4%

The positive movement in recycled raw materials prices (notably in France and Germany), the good progression of certain activities in the United States, and the ramp-up and growth of integrated contracts in the United Kingdom contributed to 6.8% organic revenue growth in the Environmental Services division in 2010, compared to a depressed base in 2009. In addition, after a volume effect that was still marginally negative during the first quarter, the three remaining quarters of 2010 showed signs of volume recovery within certain division activities in many countries.

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

Outside France, revenue grew by 11.7% in 2010 (6.7% at constant consolidation scope and exchange rates). Revenue in Germany increased 10.1% (9.8% at constant consolidation scope), and benefited from higher paper and cardboard prices, and since the third quarter, a rebound in activity in the commercial and industrial segment. Revenue in the United Kingdom increased 10.0% (5.9% at constant consolidation scope and exchange rates) due to the continued ramp up and growth of integrated contracts and despite the continuing difficult economic environment which negatively impacted other division activities. In North America, 11.6% growth (5.3% at constant consolidation scope and exchange rates) was driven by the recovery of industrial services activities and hazardous waste, and reinforced by one-time projects in solid waste. In Asia-Pacific, 32.6% revenue growth (10.7% at constant consolidation scope and exchange rates) benefited from the ramp up and growth of our activities in China, notably in the treatment of hazardous waste, as well as strengthening of industrial services activities in Australia.

Net divestments in the Environmental Services division in 2009 and 2010, notably the activities of Veolia Propreté Nettoyage and Multi-Services in France in August 2009, had a negative impact on revenue of 3.6% (€312.4 million).

Energy Services

The following table shows a breakdown of our revenues within the Energy Services division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Year ended December 31, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
7,176.1	6,682.3	7.4%	5.9%	(0.4)%	1.9%

Energy Services division revenue grew 5.9% at constant consolidation scope and exchange rates due to a positive climate effect both within and outside France, an increase in Works activities, and a moderate effect related to energy prices (€22.5 million compared to 2009).

In France, revenue increased 5.2% at constant consolidation scope due to a more favorable climate effect, an improvement in the fuel basket, with a rise in the price of domestic fuel and heavy fuel, as well as the beneficial contribution of new contracts.

Outside France, revenue grew 7.1% (5.9% at constant consolidation scope and exchange rates) principally due to Works activities in Southern Europe. Lower electricity prices in Central Europe were offset by a favorable climate effect.

Revenue by Geographical Region

The following table shows a breakdown of our revenue by geographical region and operating segment (division):

Year ended December 31, 2010 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,651.3	1,434.6	625.5	951.5	758.5	686.2	262.3	1,330.6	491.9	1,057.9	12,250.3
Environmental Services	3,257.3	1,104.5	1,550.7	303.3	524.0	1,293.0	606.4	256.3	87.0	355.3	9,337.8
Energy Services	3,413.3	2.4	190.7	1,364.3	1,524.7	326.6	41.0	77,6	85.9	149.6	7,176.1
Revenue	11,321.9	2,541.5	2,366.9	2,619.1	2,807.2	2,305.8	909.7	1,664.5	664.8	1,562.8	28,764.2

Year ended December 31, 2009 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,616.0	1,371.8	640.0	917.9	701.1	690.5	255.8	1,162.0	857.5	1,189.2	12,401.8
Environmental Services	3,294.2	1,011.3	1,446.0	280.9	493.7	1,174.7	441.4	209.4	75.0	337.0	8,763.6
Energy Services	3,200.1	2.3	342.3	1,240.8	1,336.6	270.3	42.2	64.5	62.5	120.7	6,682.3
Revenue	11,110.3	2,385.4	2,428.3	2,439.6	2,531.4	2,135.5	739.4	1,435.9	995.0	1,646.9	27,847.7

Change 2010 / 2009 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	35.3	62.8	(14.5)	33.6	57.4	(4.3)	6.5	168.6	(365.6)	(131.3)	(151.5)
Environmental Services	(36.9)	93.2	104.7	22.4	30.3	118.3	165.0	46.9	12.0	18.3	574.2
Energy Services	213.2	0.1	(151.6)	123.5	188.1	56.3	(1.2)	13.1	23.4	28.9	493.8
Revenue	211.6	156.1	(61.4)	179.5	275.8	170.3	170.3	228.6	(330.2)	(84.1)	916.5
Change (%)	1.9%	6.5%	(2.5)%	7.4%	10.9%	8.0%	23.0%	15.9%	(33.2)%	(5.1)%	3.3%
Change at constant exchange rates (%)	1.9%	6.5%	(6.0)%	3.9%	8.9%	2.9%	0.2%	6.7%	(35.7)%	(10.0)%	0.6%

The impact of the economic climate on revenue can vary between geographical areas and depends in particular on the mix of different Group businesses.

France

Revenue increased 1.9% in 2010. Activities in France in the Water division reflected a slowdown in Works business, a drop in volumes sold of 1.0% compared to 2009 and the non-renewal of the Paris contract. The decline in revenues in the Environmental Services division in France was due to the sale of Veolia Propreté Multi-Services activities in August 2009, only partially offset by the increase in recycled raw material prices (paper/cardboard and metals). The Energy Services division benefited from more favorable weather conditions than in 2009.

Germany

Revenue increased 6.5% in 2010. Environmental Services division activities benefited from an increase in the price of paper and cardboard. Water division revenues also rose, in particular under the Braunschweig contract.

United Kingdom

Revenue fell 6.0% in 2010, excluding exchange rate effects, primarily due to the sale of Facilities Management activities in the United Kingdom in the Energy Services division in the second half of 2009. The ramp-up of new integrated contracts in the Environmental Services sector was partially offset by a decrease in volumes (collection and landfill sites) in an economic climate, which remained difficult, and a slight downturn in engineering and construction activities in the Water division.

Central and Eastern Europe

Revenue growth at constant exchange rates was 3.9%. This was achieved thanks to the development of Energy Services businesses in the Baltic States and Central Europe (positive weather effect). Water division revenue also increased in Central and Eastern Europe, primarily thanks to an increase in prices and volumes, as well as the initial effects of the consolidation of United Utilities Group businesses in Sofia.

Other European Countries

Revenue growth at constant exchange rates was 8.9%. This was achieved thanks to Southern Europe with a rebound in Works business (Solar) in the Energy Services division.

United States

Growth of 2.9% at constant exchange rates was positively impacted by increased business from the petroleum sector and the effect of increased recycled raw material prices in the Environmental Services division. In the other sectors, growth was attributable to the impact of new contracts in the Water division.

Oceania

The stability of 0.2% at constant exchange rates was due to the recovery in services to companies in the Environmental Services division (mostly present in industrial services and waste) in Australia.

Asia

The growth of 6.7% at constant exchange rates is mainly attributable to the Water division due to recent developments in China, and to a lesser extent the Environmental Services division, with the start up of new contracts mainly in China (primarily the processing of hazardous waste).

Rest of the World (including the Middle East)

While revenue in the Middle East fell by 33.2% (35.7% at constant exchange rates) primarily due to the completion of certain major contracts in the Water division, revenue in other regions declined by 5.1% (or 10.0% at constant exchange rates). Part of this decrease in revenues in the Water division was the result of the restructuring of our partnership with Mubadala Development Company in North Africa and the Middle East in 2009, which resulted in a change from full consolidation to proportional consolidation.

Operating Income

Operating income increased 10.8% (7.5% at constant exchange rates), or €193.2 million, to €1,982.1 million for the year ended December 31, 2010, versus €1,788.9 million for the same period in 2009. The increase was primarily due to an increase in adjusted operating cash flow of 5.0% (2.1% at constant exchange rates), or €158.7 million, from €3,155.9 million in 2009 to €3,314.6 million in 2010.

The improvement in adjusted operating cash flow during a continually challenging economic environment testifies to the Group’s ability to adapt its cost structure in a competitive environment. This progression is essentially due to the following factors in 2010:

•

recycled raw material prices remaining at elevated levels;

•

the positive effects of the adaptation plan related to the economic environment realized in 2009 and 2010; the Group’s Efficiency Plan contributed €222 (excluding Veolia Transport) million to adjusted operating cash flow growth, in line with the objective announced in March 2010; and

•

the positive contribution of CO2 quota sales, as well as a significant positive climate effect in the Energy Services division.

On the other hand, adjusted operating cash flow growth was negatively impacted by the loss, finalization or non-renewal of certain significant contracts, notably in the Water division, as well as margin pressure associated with contract renewal or contract wins, due to a competitive economic environment.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) improved 20 basis points from 11.3% in 2009 to 11.5% in 2010.

The positive impact of the evolution of average exchange rates on adjusted operating cash flow was €92.9 million, reflecting principally the appreciation of the Australian dollar for an impact of €16.0 million, the U.S. dollar for an impact of €15.2 million, the U.K. pound sterling for an impact of €14.8 million and the appreciation of the Central European currencies for an impact of €17.4 million for the year ended December 31, 2010.

Operating depreciation, amortization, provisions and impairment charges decreased from €1,630.7 million in 2009 to €1,553.6 million in 2010, reflecting the cumulative effect of a number of factors:

•

a decrease in operating depreciation and amortization charges, which totaled €1,475.2 million for the year ended December 31, 2010, compared to €1,516.3 million for the same period in 2009. The decrease resulted primarily from changes in discount rates associated with site rehabilitation provisions, which resulted in a net reversal of €26 million for the year ended December 31, 2010, compared to a net provision of €56 million for the year ended December 31, 2009 (a difference of €82 million);

•

the absence in 2010 of a €35 million charge recorded in 2009 relating to the impairment of operating financial assets in the Environmental Services division in Italy;

•

a relative stability in net goodwill impairment charges between 2010 and 2011.

Cost of sales totaled €23,255.0 million for the year ended December 31, 2010, or 80.8% of total revenue, compared to €22,677.9 million for the year ended December 31, 2009, or 81.4% of total revenue. Selling costs and general and administrative expenses for the year ended December 31, 2010 totaled €574.8 million and €3,139.5 million, respectively, compared to €539.9 million and €3,021.1 million for the year ended December 31, 2009. Selling costs and general and administrative expenses represented 12.9% of revenue in 2010, compared to 12.8% in 2009. The increase in selling costs and general and administrative expenses relates primarily to new information technology systems and costs relating to acquisitions and disposals.

Industrial and financial capital gains totaled €206.8 million in 2010 compared to €191.0 million in 2009. In 2010 this figure included a €89.0 million capital gain (based on our proportionate share) on the divestment of Usti Nad Labem in the Energy Services division, while the 2009 figure includes a €99.0 million capital gain related to the divestment of Veolia Propreté Nettoyage et Multi-Services (VPNM).

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

Adjusted Operating Income

Adjusted operating income was €1,891.4 million for the year ended December 31, 2010, compared to €1,695.8 million for the year ended December 31, 2009, representing an increase of 11.5% (8.3% at constant exchange rates). Changes in operating income and adjusted operating income break down as follows:

	Operating income				Adjusted operating income
	Year ended December 31, 2010	Year ended December 31, 2009	% change	% change at constant exchange rates	Year ended December 31, 2010	Year ended December 31, 2009	% change	% change at constant exchange rates
Water	1,046.1	1,149.9	(9.0)%	(10.6)%	1,045.7	1,149.9	(9.1)%	(10.6)%
Environmental Services	585.8	422.7	38.6%	32.0%	584.5	328.7	77.8%	69.7%
Energy Services	529.3	382.7	38.3%	34.8%	440.3	383.6	14.8%	12.4%
Holding companies	(179.1)	(166.4)	(7.6)%	(7.6)%	(179.1)	(166.4)	(7.6)%	(7.6)%
Total	1,982.1	1,788.9	10.8%		1,891.4	1,695.8	11.5%
Total at 2009 exchange rates	1,923.0	1,788.9		7.5%	1,837.2	1,695.8		8.3%
Margin	6.9%	6.4%			6.6%	6.1%

The following table shows a reconciliation of our adjusted operating income to our operating income by division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Adjusted operating income	Adjustments		Operating income
		Impairment Goodwill losses	Special Items (1)
Water	1,045.7		0.4	1,046.1
Environmental Services	584.5	(0.2)	1.5	585.8
Energy Services	440.3		89.0	529.3
Holding companies	(179.1)			(179.1)
Total	1,891.4	(0.2)	90.9	1,982.1
(1) Mainly capital gains realized on the divestiture of the 85% shareholding of Dalkia Usti nad Labem in the Energy Services division.

Year ended December 31, 2009 (€ million)	Adjusted operating income	Adjustments		Operating income
		Impairment Goodwill losses	Special Items (1)
Water	1,149.9			1,149.9
Environmental Services	328.7		94.0	422.7
Energy Services	383.6	(0.9)		382.7
Holding companies	(166.4)			(166.4)
Total	1,695.8	(0.9)	94.0	1,788.9
(1) Mainly capital gains realized on the divestiture of Veolia Propreté Nettoyage et Multi-Services.

Operating Income and Adjusted Operating Income by Division

Water

The Water division’s operating income declined to €1,046.1 million for the year ended December 31, 2010, compared to €1,149.9million for the year ended December 31, 2009, representing a decrease of 9.0% (10.6% at constant exchange rates). Adjusted operating income declined 9.1% (10.6% at constant exchange rates) to €1,045.7 million for the twelve months ended December 31, 2010, versus €1,149.9 million for the same period in 2009.

The change in operating income and adjusted operating income from 2009 to 2010 reflected primarily the decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow by division.” The Water division’s operating income and adjusted operating income were also affected by onerous contract provisions, while benefiting from an increase in results associated with the divestment of industrial and financial assets, which had a particularly favorable impact on 2010 results.

Overall, the operating income margin (operating income as a percentage of revenue) and the adjusted operating income margin (adjusted operating income as a percentage of revenue) fell from 9.3% in 2009 to 8.5% in 2010.

Environmental Services

Operating income in Environmental Services was €585.8 million for the year ended December 31, 2010, compared to €422.7 million for the year ended December 31, 2009, representing an increase of 38.6% (32.0% at constant exchange rates). Adjusted operating income increased 77.8% (69.7% at constant exchange rates) to €584.5 million for the year ended December 31, 2010 versus €328.7 million for the same period in 2009.

The increase in operating income was significantly greater than the increase in adjusted operating cash flow described below under “—Adjusted Operating Cash Flow by division” because of the change in the discount rate used for site rehabilitation provisions and the absence in 2010 of the €35 million 2009 impairment charge recorded in Italy in 2009, both of which are described above. The increase in adjusted operating income was even greater, because the 2009 adjusted operating income figure excludes the €99 million gain realized in 2009 on the sale of Veolia Propreté Nettoyage et Multi-Services.

The operating income margin (operating income as a percentage of revenue) increased from 4.8% in 2009 to 6.3% in 2010. Furthermore, the adjusted operating income margin (adjusted operating income as a percentage of revenue) increased from 3.8% in 2009 to 6.3% in 2010.

Energy Services

Operating income was €529.3 million for the year ended December 31, 2010, compared to €382.7 million for the year ended December 31, 2009, representing an increase of 38.3% at current exchange rates (34.8% at constant exchange rates). Adjusted operating income increased 14.8% (12.4% at constant exchange rates) to €440.3 million for the year ended December 31, 2010, versus €383.6 million for the same period in 2009.

The increase in operating income was significantly greater than the increase in adjusted operating income, because 2010 adjusted operating income excluded the €89 million capital gain (based on our proportionate share) on the disposal of Dalkia Usti nad Labem in the Czech Republic. Adjusted operating income in 2009 included a capital gain of €41 million related to the divestment of the Facilities Management business in the United Kingdom. This disposal did not meet the significance threshold for exclusion from adjusted operating income. Apart from this difference, the principal factor that affected operating income was the change in adjusted operating cash flow below under “—Adjusted Operating Cash Flow by division.”

The operating income margin (operating income as a percentage of revenue) increased from 5.7% in 2009 to 7.4% in 2010. Furthermore, the adjusted operating income margin (adjusted operating income as a percentage of revenue) increased from 5.7% in 2009 to 6.1% in 2010.

Operating Income (Loss) of Holding Companies

Operating loss of holding companies increased from €166.4 million for the year ended December 31, 2009, to €179.1 million for the same period in 2010. The deterioration is due to higher amortization associated with the implementation of new centralized information systems.

Adjusted Operating Cash Flow by Division

Adjusted operating cash flow increased by 5.0% (2.1% at constant exchange rates), from €3,155.9 million in 2009 to €3,314.6 million in 2010, reflecting the recovery in the Environmental Services division and a strong performance by the Energy Services division, partially offset by a decline in the Water division. The following table breaks down adjusted operating cash flow by division, at both current and constant exchange rates:

Adjusted operating cash flow (€ million)	Year ended December 31, 2010	Year ended December 31, 2009	Change
			% change	% change at constant exchange rates
Water	1,525.6	1,570.3	(2.8)%	(4.9)%
Environmental Services	1,271.8	1,148.9	10.7%	6.7%
Energy Services	658.0	578.7	13.7%	11.0%
Holding companies	(140.8)	(142.0)	0.8%	0.8%
Adjusted operating cash flow	3,314.6	3,155.9	5.0%
Adjusted operating cash flow at 2009 exchange rates	3,221.7	3,155.9		2.1%
Adjusted operating cash flow margin	11.5%	11.3%

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by division in 2010 and 2009:

Year ended December 31, 2010 (€ million)	Adjusted Operating Cash Flow	Adjusted Operating Cash Flow To Operating Income
		Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets (1)	Others	Operating Income
Water	1,525.6	(15.0)	(512.4)	0.4	65.4	(17.9)	1,046.1
Environmental Services	1,271.8	(20.4)	(706.6)	(0.2)	41.8	(0.6)	585.8
Energy Services	658.0	(5.8)	(226.9)	-	99.6	4.4	529.3
Holding companies	(140.8)	(1.9)	(29.3)	-	-	(7.1)	(179.1)
Total	3,314.6	(43.1)	(1,475.2)	0.2	206.8	(21.2)	1,982.1
(1) Primarily net gains on sale of Dalkia Usti nad Labem for €89 million in the Energy Services division.

Year ended December 31, 2009 (€ million)	Adjusted Operating Cash Flow	Adjusted Operating Cash Flow To Operating Income
		Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets (1)	Others	Operating Income
Water	1,570.3	40.6	(493.1)	-	25.1	7.0	1,149.9
Environmental Services	1,148.9	(54.1)	(791.9)	-	122.5	(2.7)	422.7
Energy Services	578.7	(20.1)	(218.4)	(0.9)	43.4	-	382.7
Holding companies	(142.0)	(8.3)	(12.9)	-		(3.2)	(166.4)
Total	3,155.9	(41.9)	(1,516.3)	(0.9)	191.0	1.1	1,788.9
(1) Primarily net gains on sale of Veolia Propreté Nettoyage et Multiservices for €99 million in the Environmental Services division.

Water

Adjusted operating cash flow declined 4.9% at constant exchange rates (2.8% at current exchange rates) to €1,525.6 million for the year ended December 31, 2010, versus €1,570.3 million for the year ended December 31, 2009.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) decreased from 12.7% for the year ended December 31, 2009 to 12.5% for the same period in 2010.

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

The impact of our ongoing efficiency plan on adjusted operating cash flow of the Water division was €93 million during the year ended December 31, 2010.

Environmental Services

Adjusted operating cash flow increased 10.7% (6.7% at constant exchange rates) to €1,271.8 million for the year ended December 31, 2010, versus €1,148.9 million for the same period in 2009. In the context of stabilized global volumes during 2010, with signs of recovery apparent as the year progressed, the improvement was primarily due to:

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

Adjusted operating cash flow margin increased from 13.1% for the year ended December 31, 2009 to 13.6% for the same period in 2010.

Energy Services

Adjusted operating cash flow increased 13.7% (11.0% at constant exchange rates) during the year ended December 31, 2010 to €658.0 million, versus €578.7 million for the same period in 2009. Energy Services division adjusted operating cash flow benefited from:

•

a significant positive climate effect in France, as well as Central Europe and Baltic countries (€35 million compared to 2009) ;

•

a CO2 quota sales contribution that was higher than in 2009 (up €23 million compared to 2009); and

•

a slightly positive energy price effect, as the negative effect of lower electricity prices in the Czech Republic was offset by a favorable gas purchase tariff impact in France.

The impact of our ongoing efficiency plan on adjusted operating cash flow of the Energy Services division was €68 million during the year ended December 31, 2010.

The adjusted operating cash flow margin increased from 8.7% for the year ended December 31, 2009 to 9.2 % for 2010.

Adjusted Operating Cash flow of Holding Companies

Adjusted operating cash flow of holding companies was stable, moving from a net outflow of €142.0 million for the year ended December 31, 2009, to a net outflow of €140.8 million for the same period in 2010.

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Net Finance Costs (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Income	92.7	92.1
Expenses	(851.6)	(817.5)
Finance costs, net	(758.9)	(725.4)

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

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Net gains on loans and receivables	5.3	11.7
Net gains and losses on available-for-sale assets (including dividends)	(1.4)	7.0
Assets and liabilities at fair value through profit and loss	(17.9)	(17.2)
Unwinding of the discount on provisions	(66.9)	(71.8)
Foreign exchange gains and losses	(0.1)	3.5
Other	(21.5)	(16.4)
Other financial income and expenses	(102.5)	(83.2)

Other financial income and expenses increased from a net expense of €83.2 million for the year ended December 31, 2009 to a net expense of €102.5 million for the year ended December 31, 2010. This was due to a number of different factors, each of which had an individually small impact.

Income Tax Expense

The consolidated income tax expense for the year ended December 31, 2010 was €319.0 million, compared to €197.8 million for the year ended December 31, 2009.

As a percentage of net income from continuing activities before income tax expense and net income of associates, the effective tax rate was 28.5% in 2010, compared to 20.2% in 2009.

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

Share of Net Income of Associates

The share of net income of associates increased from €8.7 million in 2009 to €18.0 million in 2010.

Net Income / (Loss) from Discontinued Operations

Net loss from discontinued operations totaled €29.3 million in 2010, compared to €25.6 million in 2009. This line item includes the following operations for 2010 and 2009:

•

the whole Transportation business;

•

Water activities in the Netherlands, divested in December 2010 and Environmental Services activities in Norway;

•

German operations in the Energy Services division, divested in May and August 2011;

•

household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions;

•

urban lighting activities (Citelum) in the Energy Services division, in the course of being sold.

Furthermore, as the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States in the Environmental Services division was interrupted during the first and second semesters of 2011 respectively, these activities have been reclassified in continuing operations.

The 2010 figure includes as well a capital gain on the February 2010 divestment of the operating contract for the Miami-Dade County waste-to-energy plant in the United States in the Environmental Services division, offset by an impairment charge of €89.6 million resulting from the fair value measurement of assets in the Transportation and Energy Services divisions.

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

Net Income Attributable to Owners of the Company

Net income attributable to owners of the Company was €558.5 million in 2010, compared to €559.0 million in 2009. Adjusted net income attributable to owners of the Company was €474.0 million in 2010, compared to €452.2 million in 2009, representing an increase of 4.8% compared to 2009.

Given the weighted average number of shares outstanding of 481.9 million in 2010 and 472.4 million in 2009, earnings per share attributable to owners of the Company (basic and diluted) was €1.16 in 2010, compared to €1.18 in 2009. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.98 in 2010, compared to €0.96 in 2009. See Item 3. “Key Information—Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2010 is determined as follows:

Year ended December 31, 2010 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,891.4	90.7 (1)	1,982.1
Net finance costs	(758.9)	-	(758.9)
Other financial income and expenses	(102.5)	-	(102.5)
Income tax expense	(301.8)	(17.2)	(319.0)
Share of net income of associates	18.0	-	18.0
Net income / (loss) from discontinued operations	-	29.3	29.3
Non-controlling interests	(272.2)	(18.3) (2)	(290.5)
Net income attributable to owners of the Company	474.0	84.5	558.5

(1)  Adjustments to operating income are described above under “Operating Income—Adjusted Operating Income.”

(2)  Primarily the portion attributable to minority interests of capital gains arising on the divestiture of Energy Services activities in the Czech Republic.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2009 is determined as follows:

Year ended December 31, 2009 (€ million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,695.8	93.1 (1)	1,788.9
Net finance costs	(725.4)	-	(725.4)
Other financial income and expenses	(83.2)	-	(83.2)
Income tax expense	(197.8)	-	(197.8)
Share of net income of associates	8.7	-	8.7
Net income / (loss) from discontinued operations	-	25.6	25.6
Non-controlling interests	(245.9)	(11.9)	(257.8)
Net income attributable to owners of the Company	452.2	106.8	559.0
(1) Adjustments to operating income are described above under “Operating Income—Adjusted Operating Income.”

LIQUIDITY AND CAPITAL RESOURCES

Our operations generate significant cash flow. We use our operating cash flow to fund our investments and to make payments on our financial debt. In 2011, our cash flow from operating activities (including the impact of changes in working capital) was more than sufficient to cover our investing requirements, interest payments and income tax payments. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth information relating to our consolidated cash flows for the years ended December 31, 2010 and 2011.

Consolidated Cash Flows (€ million)	Year ended December 31, 2011	Year ended December 31, 2010
Operating cash flow before changes in working capital and income taxes paid	3,353	3,719
Changes in working capital	(41)	106
Income taxes paid	(368)	(368)
Net cash from operating activities	2,944	3,457
Net cash from/(used in) investing activities	(1,138)	(1,817)
Net increase/(decrease) in current borrowings	(534)	(938)
New non-current borrowings and other debt	745	538
Principal payments on non-current borrowings and other debt	(315)	(149)
Issue of share capital subscribed by the non-controlling interests	3	129
Other share capital changes	2	8
Transactions with non-controlling interests: partial purchases and sales	24	92
Dividends paid	(547)	(735)
Interest paid	(754)	(822)
Net cash from/(used in) financing activities	(1,376)	(1,877)

The figures in the table above include net cash flows attributable to discontinued operations, in respect of which we recorded net cash from operating activities of €187.8 million in 2011 and €365.3 million in 2010, net cash from investing activities of €878.1 million in 2011 and €(170.2) million in 2010 and net cash flow used in financing activities of €(19.5) million in 2011 and €(4.2) million in 2010.

Net cash from operating activities decreased from €3,457 million in 2010 to €2,944 million in 2011, reflecting the following:

•

A decrease in operating cash flow before changes in working capital and income taxes paid, from €3,719 million in 2010, to €3,353 million in 2011, which we discuss below.

•

Changes in working capital of €(41) million in 2011 compared to €106 million in 2010. The change in working capital variation was due to:

o

in the Works business in the Water division: a decrease in warranty period liabilities on seawater desalination contracts in the Middle East, and an increase in receivables tied to activity growth in Brazil, Australia and Poland ;

o

the new operating terms and conditions of the contract with SEDIF (Syndicat des Eaux d’Ile de France);

o

slower payment cycles for certain customers, particularly local authorities in certain countries.

•

Income tax payments in 2010 and 2011 were stable and amounted to €368 million.

Most of our “operating cash flow before changes in working capital and income taxes paid” comes from cash flows produced by the ordinary operations in our divisions and our holding company activities. This constitutes our “adjusted operating cash flow,” which we use as a performance indicator and analyze under “—Results of Operations—Year ended December 31, 2011 Compared to Year Ended December 31, 2010—Operating Income.” The remainder comes from operating cash flows from financing activities (meaning cash flow related to items recorded in our income statement as “other financial income and expenses,” consisting primarily of foreign exchange gains and losses and net gains on loans and receivables), as well as operating cash flow from discontinued operations.

The decrease in “operating cash flow before changes in working capital and income taxes paid” in 2011 reflected primarily the decrease in adjusted operating cash flow, which was €3,152.3 million in 2011 compared to €3,314.6 million in 2010 and the decrease of operating cash flow from discontinued operations, which was €418.3 million in 2010 compared to €192.0 in 2011, due to the change in the consolidation scope on March 3, 2011 of the Transportation activities. See “—Results of Operations—Year ended December 31, 2011 Compared to Year Ended December 31, 2010—Operating Income.” Operating cash flow from financing activities was a net inflow of €8.6 million in 2011 compared to a net outflow of €14.1 million in 2010.

Net cash used in investing activities was €1,138 million in 2011, compared to €1,817 million in 2010. This decrease was due to our significant divestitures (industrial and financial), as described in more detail below under “—Industrial and Financial Divestitures and transactions with non-controlling interests—partial sales.” In addition, we exercised a tight control over maintenance-related investments in 2011 and a selective growth investment policy Industrial investments increased in 2011, as described in more detail below under “—Investing Activities.”

Net cash used in financing activities was €1,376 million in 2011 as compared to €1,877 million in 2010. As described in further detail below under “Financing Activities,” we increased slightly the level of our new non-current borrowings in 2011 compared to 2010, while continuing to make significant principal payments on non-current borrowings. On the other hand, dividends paid in cash in 2011 (65% of the dividends were paid in shares) decreased compared with 2010 (14% of the dividends were paid in shares). The issuance of share capital subscribed by the minority shareholders (which we refer to as “non-controlling interests” pursuant to IFRS) decreased in 2011 compared with 2010.

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

The following table sets forth the calculation of our net investments for the years ended December 31, 2011 and 2010.

Net Investments (€ million)	Year ended December 31, 2011	Year ended December 31, 2010
Net cash flow from / (used in) investing activities in the cash flow statement	(1,138)	(1,817)
New operating financial assets (investments under finance leases)	(3)	(6)
Industrial investments net of grants (investments under finance leases)	(43)	(24)
Net financial debt of entities acquired	(40)	(135)
Transactions with non-controlling interests: partial purchases	(54)	(92)
Net cash of entities divested	7	248
Transactions with non-controlling interests: partial sales	32	184
Dividends received from associates	(12)	(13)
Increase/(decrease) in receivables and other financial assets (1)	53	(41)
Net investments calculated on an enterprise value basis (before issuance of share capital to non-controlling interests)	(1,198)	(1,696)
Issue of share capital subscribed by the non-controlling interests	49	105
Total net investments	(1,149)	(1,591)

(1)  In 2010 and 2011, this reflects primarily the share attributable to non-controlling interests in loans to Dalkia International and its subsidiaries and advance payments to suppliers in respect of trains in our Transportation division.

The following table shows the breakdown of our investing activities during 2011 and 2010 by operating segment (division):

Total net investments by Operating segments (€ million)	Year ended December 31, 2011	Year ended December 31, 2010
Water	500	584
Environmental Services	548	504
Energy Services	469	197
Transportation	108	243
Others	(476)	63
Total Net Investments	1,149	1,591

Our total net investments of €1,149 in 2011, compared to €1,591 in 2010 are broken down as follows by operating segment (division) and by type of investment:

Year ended December 31, 2011 (€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments	655	823	549	209	65	2,301
Financial investments	28	92	267	12	13	412
New operating financial assets	200	47	100	20	-	367
Transactions with non-controlling interests: partial purchases	1	44	8	1	-	54
Total Gross Investments	884	1,006	924	242	78	3,134
Industrial divestitures	(40)	(54)	(17)	(56)	(2)	(169)
Financial divestitures	(144)	(325)	(213)	(62)	(550)	(1,294)
Transactions with non-controlling interests: partial sales	-	-	(32)	-	-	(32)
Issue of share capital subscribed by the non-controlling interests	-	-	(48)	-	(1)	(49)
Total divestitures	(184)	(379)	(310)	(118)	(553)	(1,544)
Principal payments on operating financial assets	(200)	(79)	(145)	(16)	(1)	(441)
Total Net Investments	500	548	469	108	(476)	1,149

Year ended December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments	713	647	355	339	54	2,108
Financial investments	306	61	179	3	12	561
New operating financial assets	303	75	87	30	-	495
Transactions with non-controlling interests: partial purchases	-	-	90	1	1	92
Total Gross Investments	1,322	783	711	373	67	3,256
Industrial divestitures	(52)	(51)	(11)	(89)	(2)	(205)
Financial divestitures	(398)	(181)	(161)	(7)	-	(747)
Transactions with non-controlling interests: partial sales	-	-	(183)	(1)	-	(184)
Issue of share capital subscribed by the non-controlling interests	(96)	(4)	(3)	-	(2)	(105)
Total divestitures	(546)	(236)	(358)	(97)	(4)	(1,241)
Principal payments on operating financial assets	(192)	(43)	(156)	(33)	-	(424)
Total Net Investments	584	504	197	243	63	1,591

Industrial Investments

The Company continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance.

Industrial investments (including assets purchased under finance leases) amounted to €2,301 million in 2011 compared to €2,108 million in 2010 and break down as follows:

•

€655 million in the Water division (down 8.1% on 2010), including €435 million in growth investments and €220 million in maintenance-related investments (€233 million in 2010). Growth investments in 2010 mainly concerned concession assets in France and Eastern Europe (primarily the Sofia contract).

•

€823 million in the Environmental Services division (up 27.2% on 2010), including €285 million in growth investments and €538 million in maintenance-related investments (€471 million in 2010). The increase in industrial investments mainly concerned new waste management and recycling contracts in the United Kingdom and various investments in the hazardous waste sector in France and North America.

•

€549 million in the Energy Services division (up 54.6% on 2010), including €418 million in growth investments and €131 million in maintenance-related investments (€107 million in 2010). The increase in industrial investments mainly concerned new biomass projects in Continental Europe and France.

•

€209 million in the Transportation division (down 38.3% on 2010), including €24 million in growth investments and €185 million in maintenance-related investments (€244 million in 2010). The amount of industrial investments takes into account a greater reliance on operating leases.

Maintenance-related investments totaled €1,094 million in 2011 (3.7% of revenue), compared to €1,075 million in 2010 (3.7% of revenue).

Financial Investments and transactions with non-controlling interests—partial purchases

Financial investments totaled €412 million in 2011, compared to €561 million in 2010. In 2011, financial investments primarily concerned the acquisition of the Warsaw district heating network in the Energy Services division for an enterprise value of €227 million (Group share).

The main financial investments in 2010 concerned:

•

the acquisition of certain United Utilities assets in Europe by Veolia Water for an enterprise value of €193 million;

•

the acquisition of New World Resources Energy (which has since changed its name to Dalkia Industry CZ) by Dalkia in the Czech Republic for an enterprise value of €97 million;

•

the acquisition of shareholdings in certain companies jointly held with Suez Environnement following the redistribution completed on March 22, 2010.

Partial purchases with non-controlling interests when there is no change in control totaled €54 million in 2011 and mainly concerned the buy-out of residual minority interests in Italy in the Environmental Services division prior to the voluntary liquidation.

New Operating Financial Assets

New operating financial assets totaled €367 million in 2011 compared to €495 million in 2010 and primarily include:

•

€200 million in the Water division, comprised mainly new of operating financial assets under the Berlin contract;

•

€100 million in the Energy Services division, comprised of various cogeneration investments in France.

Industrial and Financial Divestitures and Transactions with Non-Controlling Interests—Partial Sales

Industrial and financial divestitures amounted to €1,463 million, compared to €952 million in 2010, and break down as follows:

•

industrial divestitures of €169 million, including €54 million in the Environmental Services division and €56 million in the Transportation division;

•

financial divestitures of €1,294 million, including:

o

the Veolia Transdev combination, which reduced Company net financial debt by €550 million in the first quarter of 2011, primarily due to the refinancing of the new entity by both Veolia Environnement and the Caisse des dépôts et consignations;

o

the activities of the Energy Services division in Germany for an enterprise value of €29 million (Group share);

o

transportation activities in Norway for an enterprise value of €36 million (Group share);

o

Environmental Services division recycling activities in Norway;

o

the household assistance services business (“Veolia Habitat Services” or Proxiserve) for an enterprise value of €118 million (Group share).

o

cogeneration operations in Estonia in the Energy Services division for an enterprise value of €69 million (Group share).

o

the residual 15% stake in Dalkia Usti nad Labem to CEZ Group for an enterprise value of €26 million (Group share).

Partial sales with non-controlling interests where there is no change in control totaled €32 million in 2011 and concerned the sale of 5% of Dalkia Ceska Republica to J&T Group in May 2011.

Principal Payments on Operating Financial Assets

Principal payments on operating financial assets amounted to €441 million in 2011 (including €200 million in the Water division and €145 million in the Energy Services division), compared to €424 million in 2010.

Issue of Share Capital subscribed by Non-Controlling Interests

Issues of share capital subscribed by non-controlling interests totaled €49 million in 2011, compared to €105 million in 2010 and mainly concerned the Energy Services division, following the acquisition of an interest in Dalkia Eastern Europe by the International Financial Corporation and the European Bank for Reconstruction and Development in June 2011.

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

Free Cash Flow (€ million)	Year ended December 31, 2011	Year ended December 31, 2010
Operating cash flow before changes in working capital and income taxes paid	3,353	3,719
Changes in working capital	(41)	106
Net investments	(1,149)	(1,591)
Dividends received	12	13
(Increase) / Decrease in receivables and other financial assets	(53)	41
Other share capital changes	2	32
Dividends paid	(547)	(735)
Income taxes paid	(368)	(368)
Interest paid	(771)	(808)
= FREE CASH FLOW	438	409

Free cash flow for the year ended December 31, 2011 (after payment of the dividend) is therefore €438 million, compared to €409 million in 2010. This increase between 2010 and 2011 was due to:

•

a reduction in operating cash flow before changes in working capital, related to the downturn in operations and the impact of divestitures,

•

control over maintenance-related investments in 2011 and a selective growth investment policy (acquisition of SPEC, investment in waste-to-energy facilities in the United Kingdom, etc.),

•

a €1 billion divestiture program to which must be added the impact of the Veolia Transdev combination which reduced the Company’s net financial debt by €550 million,

•

relative stability of the working capital requirements between 2010 and 2011,

•

a larger percentage of the dividend paid in shares in 2011 compared to 2010: 86% of the dividend was paid in cash in 2010 compared to only 35% in 2011.

Financing Activities

Net cash from / (used in) financing activities in 2011 and 2010:

The following table breaks down our net cash used in (or from) financing activities in 2010 and 2011.

Net Cash Used from Financing Activities (€ million)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net increase/(decrease) in current borrowings	(534)	(938)
New non-current borrowings and other debts	745	538
Principal payments on non-current borrowings and other debt	(315)	(149)
Issue of share capital subscribed by the non-controlling interests	3	129
Other movements in equity	2	8
Dividends paid	(547)	(735)
Interest paid	(754)	(822)
Transactions with non-controlling interests: partial purchases	(54)	(92)
Transactions with non-controlling interests: partial sales	78	184
Net cash from (used in) financing activities in the cash flow statement	(1,376)	(1,877)

Net cash used in financing activities in the consolidated cash flow statement totaled €1,376 million in 2011, compared to €1,877 million in 2010, representing a change of €501 million. This variation was mainly due to:

•

The decrease in borrowings in 2011 includes the repayment of the Euro/PLN syndicated credit facility in the amount of €346.5 million in April 2011;

•

New non-current borrowings and other debt include the new syndicated credit facility detailed under “—Sources of Funds,” below.

Sources of Funds

Financings

Refinancing of the main credit facility:

We signed two syndicated credit facilities on April 7, 2011: a 5-year €2.5 billion multi-currency credit facility and a 3-year €500 million credit facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. Both facilities include two one-year extension options. These facilities refinance in advance the €4 billion multi-currency syndicated credit facility held by Veolia Environnement as of December 31, 2010. This transaction extends the maturity of our main credit facility from April 2012 to April 2016 while providing a specific financing facility for our activities in Eastern Europe.

Bond Repurchases

During the fourth quarter of 2011, we performed partial buybacks of certain bond issues on the secondary market:

•

the USD bond issue paying a coupon of 5.25% and maturing in June 2013 in the amount of USD 210 million (€133 million equivalent), and

•

the EUR bond issue paying a coupon of 4.875% and maturing in May 2013 in the amount of €56 million,

These buybacks bring remaining outstanding amounts on these bond issues to USD 490 million and €500 million respectively.

We centralize our significant financings to ensure optimization. Certain financings contracted by the parent company contain restrictions on structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement.

Veolia Environnement SA debt

Bank financing

The legal documentation for syndicated loans (particularly the syndicated credit facility signed in April 2011 for an aggregate amount of €3 billion) and bilateral credit lines contracted by Veolia Environnement SA do not contain any financial covenants, i.e. obligations to comply with a debt coverage ratio or interest ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Bond financing

The private placement performed in the United States in January 2003 is the only source of bond financing that contains financial covenants (debt coverage ratio < 5.3 and interest coverage ratio > 3.2). It was redeemed early in full on February 9, 2012 for a euro-equivalent of €350.2 million.

The legal documentation for the other notes issued by us under our EMTN program (€11.6 billion outstanding as of December 31, 2011) does not contain any financial covenants.

Subsidiary debt

The project financing borne by specific companies or the financing granted by multilateral development banks to certain of the Group’s subsidiaries contain financial covenants, including commitments to comply with a debt coverage ratio, interest coverage ratio or a minimum credit rating, where noncompliance could lead to the early call of the relevant financing.

Furthermore, as of December 31, 2011, two project financing agreements in Italy with debt outstanding of €71 million and €68 million, respectively, each contained one covenant that was not complied with. They were reclassified in current borrowings.

Liquidity

The following table sets forth our principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items, as of December 31, 2011, 2010 and 2009:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Veolia Environnement:
Undrawn Medium Term syndicated loans	2,692.7	3,654.5	3,694.6
Undrawn Medium Term credit lines	700.0	1,000.0	400.0
Undrawn Short Term credit lines	300.0	100.0	575.0
Letter of credit facility	483.0	467.7	-
Cash & cash equivalents	4,283.3	3,680.8	4,091.2
Subsidiaries:
Cash & cash equivalents	1,440.6	1,726.0	1,523.2
Total liquid assets and availabilities	9,899.6	10,629.0	10,284.0
Current debt and bank overdrafts, and other cash position items
Current debt	3,942.3	2,827.1	2,983.1
Bank overdrafts and other cash position items	440.2	387.0	454.9
Total current debts and bank overdrafts and other cash position items	4,382.5	3,214.1	3,438.0
Total liquid assets and availabilities, net of current debt and bank overdrafts, and other cash position items	5,517.1	7,414.9	6,846.0

Undrawn credit lines as of December 31, 2011 are as follows:

Bank	Maturity	Amount (€ million)
Société Générale	12/29/2015	150
Banco Santander	08/19/2015	100
Bank of Tokyo-Mitsubishi	10/01/2015	150
CM CIC	12/17/2013	100
Commerzbank	12/10/2013	100
CACIB	04/16/2013	100
NATIXIS	03/31/2012	150
BNP Paribas	03/02/2012	150
TOTAL		1,000

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

The following table sets forth the calculation of our net financial debt as of December 31, 2011:

Net Financial Debt (€ million)	As of December 31, 2011	As of December 31, 2010
Non-current borrowings	16,706.7	17,896.1
Current borrowings	3,942.3	2,827.1
Bank overdrafts and other cash position items	440.2	387.0
Sub-total borrowings	21,089.2	21,110.2
Cash and cash equivalents	(5,723.9)	(5,406.8)
Fair value gains/losses on hedge derivatives	(635.4)	(485.4)
Net financial debt	14,729.9	15,218.0

The following table sets forth the maturity schedule of our long-term borrowings as of December 31, 2011:

Long-Term Borrowings		Maturing in
(€ million)	Amount	1 to 3 years	3 to 5 years	More than 5 years
Bond issues	13,076.2	2,400.9	2,127.1	8,548.2
Bank borrowings	3,630.5	1,050.2	493.4	2,086.9
Non-current borrowings	16,706.7	3,451.1	2,620.5	10,635.1

Shareholders’ Equity

Total equity attributable to owners of the Company was €7,069.7 million as of December 31, 2011, a decrease of €806.2 million compared to €7,875.9 at year-end 2010. In addition to the impact of the 2011 net loss and the payment in 2011 of the cash portion of the €1.21 per share dividend for fiscal year 2010, we also recorded foreign exchange translation adjustments of €102.3 million in 2011, as well as a decrease in equity of €113.0 million (net of tax impact) from fair value on cash flow hedge derivatives. We also recorded an increase of €382.7 million in equity from the issuance of new shares, primarily as a result of the election by shareholders to receive their 2010 dividends in new shares.

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

Net income from operations is calculated as follows:

Net Income from Operations (€ million)	Year ended December 31, 2011	Year ended December 31, 2010
Adjusted operating income	1,700.5	1,891.4
+ Share of net income of associates	12.3	18.0
- Adjusted income tax expense (1)	(355.4)	(278.7)
- Revenue from operating financial assets	(383.7)	(380.8)
+ Income tax expense allocated to operating financial assets	83.6	82.4
Net income from operations	1,057.3	1,332.3

(1)  In 2004, the financial restructuring operations that followed the divestiture of the U.S. activities of the Water division generated tax losses which were recognized in the consolidated balance sheet. Given its exceptional nature, the resulting credit of €138.4 million recognized in net income was eliminated from the calculation of ROCE. The utilization of these tax losses in 2009 and 2010 generated charges of €29.0 million and €23.1 million, respectively, which were similarly eliminated from the calculation of ROCE. No adjustments were recorded in 2011 in respect of these losses because they were fully utilized as of December 31, 2011.

Average capital employed during the year is defined as the average of opening and closing capital employed. Capital employed is equal to the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts. Capital employed in 2011 includes the capital employed of the assets of companies classified as assets held for sale as of December 31, 2011. Capital employed is calculated as follows:

Average capital employed (€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Intangible assets and property, plant and equipment, net	14,398.2	13,758.8	12,687.6
Goodwill, net of impairment	5,795.9	6,175.1	5,827.5
Investments in associates	325.2	308.7	264.0
Operating and non-operating working capital requirements, net	(777.4)	(300.0)	(17.3)
Net derivative instruments and other (1)	(111.0)	(71.5)	(77.2)
Provisions	(2,681.9)	(2,725.1)	(2,643.8)
Capital employed of companies classified in assets and liabilities held for sale	98.2	76.4	248.1
Capital employed	17,047.2	17,222.4	16,288.9

2011 average capital employed	17,134.8	16,755.6
(1) Excluding derivatives hedging the fair value of debt in the amount of €653.9 million as of December 31, 2011, €531.4 million as of December 31, 2010, and €343.2 million as of December 31, 2009.

The capital employed shown in the above table compared to previously published figures for 2010 and 2009 has been adjusted to reflect discontinued operations and the impact of the accounting corrections relating to the Marine Services fraud. Capital employed as of December 31, 2010 and 2009, as previously published, was €19,110.8 and €18,052.2 million, respectively.

The Group’s return on capital employed after tax (ROCE) is as follows:

(€ million)	Net income from operations	Average capital employed	ROCE after tax
2011	1,057.3	17,134.8	6.2%
2010	1,332.3	16,755.6	8.0%

Capital employed breaks down by division and country or region as follows:

As of December 31, 211 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,164.8	539.2	1,350.6	903.3	480.2	136.3	50.4	1,810.4	(15.2)	322.5	6,742.5
Environmental Services	1,453.0	735.3	1,148.2	229.3	231.0	1,268.7	371.9	178.6	77.5	169.5	5,863.0
Energy Services	1,067.9	6.6	113.3	1,495.7	516.1	515.1	10.0	193.9	35.5	39.3	3,993.4
Unallocated amounts *	(11.6)	-	(27.7)	3.6	176.2	196.4	-	-	(1.9)	113.3	448.3
Segment assets	3,674.1	1,281.1	2,584.4	2,631.9	1,403.5	2,116.5	432.3	2,182.9	95.9	644.6	17,047.2
* Including holding companies, other central entities and Proactiva

As of December 31, 2010 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,050.4	595.3	1,284.6	852.0	578.3	196.0	14.2	1,633.9	14.5	378.9	6,598.1
Environmental Services	1,462.4	707.8	1,061.8	236.7	427.1	1,212.1	369.6	180.9	68.2	167.9	5,894.5
Energy Services	1,050.6	(0.6)	87.1	1,309.7	725.3	654.1	11.6	129.0	28.8	46.6	4,042.2
Unallocated amounts *	135.6	-	(49.6)	3.7	169.7	342.3	-	-	(0.6)	86.5	687.6
Segment assets	3,699.0	1,302.5	2,383.9	2,402.1	1,900.4	2,404.5	395.4	1,943.8	110.9	679.9	17,222.4
* Including holding companies, other central entities and Proactiva

Change (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	114.4	(56.1)	66.0	51.3	(98.1)	(59.7)	36.2	176.5	(29.7)	(56.4)	144.4
Environmental Services	(9.4)	27.5	86.4	(7.4)	(196.1)	56.6	2.3	(2.3)	9.3	1.6	(31.5)
Energy Services	17.3	7.2	26.2	186.0	(209.2)	(139.0)	(1.6)	64.9	6.7	(7.3)	(48.8)
Unallocated amounts *	(147.2)	-	21.9	(0.1)	6.5	(145.9)	-	-	(1.3)	26.8	(239.3)
Segment assets	(24.9)	(21.4)	200.5	229.8	(496.9)	(288.0)	36.9	239.1	(15.0)	(35.3)	(175.2)
* Including holding companies, other central entities and Proactiva

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described under various headings in this Item 5. “Operating and Financial Review and Prospects” as well as in the Notes to our Consolidated Financial Statements.

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs at December 31, 2011:

Contractual Obligations (€ million)	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-Term Debt Obligations (1)(2)	20,125.8	3,853.6	3,315.5	2,541.9	10,414.8
Operating Lease Obligations (1)(2)	2,686.7	583.9	817.8	529.9	755.1
Capital Lease Obligations (3)	735.8	160.9	166.0	119.7	289.2
Closure and post-closure (4)	647.1	82.5	122.6	78.7	363.3
Total	24,195.4	4,680.9	4,421.9	3,270.2	11,822.4

(1)  Including non-current and current borrowings, but excluding capital lease obligations (see (3) below).

(2)  We are also obligated to pay interest on our long-term and other debt obligations. To measure our obligations, we use a tool that we call the “financing rate,” which we define as the ratio between the cost of net debt (equal to net finance costs, excluding fair value adjustments on financial instruments not qualifying for hedge accounting) and the average net financial debt (based on a monthly weighted average). In 2011, the financing rate was 5.39%. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Notes 29 and 30 to our Consolidated Financial Statements. After taking into account hedging transactions, 52.7% of our financial debt bears interest at fixed rates. Assuming a constant net debt policy, a 0.5% increase in interest rates would generate an increase in net finance costs of €20 million.

(3)  Corresponds to future minimum lease payments.

(4)  Excluding provisions for environmental risks.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 37 to our Consolidated Financial Statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties that are not recorded in our balance sheet. These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part. Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

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

Vendor Warranties

We entered into a mutual vendor warranty agreement with the Caisse des dépôts et consignations concerning representations and warrantees relating to the creation of Veolia Transdev, in an amount of €328.8 million. We have committed to an additional vendor warranty linked to the sale in 2004 of Water activities in the United States, in the amount of €268.6 million. More information on these and other off-balance sheet commitments and collateral can be found in Note 37 to our Consolidated Financial Statements included in this annual report on Form 20-F.

In addition to commitments given that are limited in amount, Veolia Environnement has also granted commitments of unlimited amount (limited to the duration of the related contracts) concerning:

•

a joint and several performance bond in respect of a shareholders’ agreement entered into on the acquisition of a municipal company in Germany, in the Water division

•

operational performance bonds, in respect of a construction contract and operating contracts for waste processing in Hong Kong, in the Water and Environmental Services divisions.

Other Commitments Given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 37 to our Consolidated Financial Statements) nor the specific commitments and contingencies described above. The following table sets forth our other commitments given as of the dates indicated.

Other Commitments (€ million)	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	7,321.0	8,259.5	9,404.8	3,731.8	3,200.3	2,472.7
Operational guarantees including performance bonds	7,158.9	8,149.3	8,999.0	3,543.0	3,036.7	2,419.3
Purchase commitments	162.1	110.2	405.8	188.8	163.6	53.4
Commitments relating to the consolidation scope	861.1	772.0	885.0	400.9	276.1	208.0
Vendor warranties	421.0	469.4	731.6	310.0	218.4	203.2
Purchase commitment	263.0	192.9	83.4	27.2	56.0	0.2
Sale commitment	6.5	3.7	2.5	2.2	0.3	-
Other commitments relating to the consolidation scope	170.6	106.0	67.5	61.5	1.4	4.6
Financing commitments	945.1	904.1	493.3	209.2	214.0	70.1
Letters of credit	604.5	486.4	321.4	143.7	168.5	9.2
Debt guarantees	340.6	417.7	171.9	65.5	45.5	60.9
Total commitments given	9,127.2	9,935.6	10,783.1	4,341.9	3,690.4	2,750.8

The increase in commitments given is mainly due to the mutual vendor warranty agreement with the Caisse des dépôts et consignations concerning representations and warrantees relating to the creation of Veolia Transdev, the commitments given concerning the acquisition of SPEC, the urban heating network of the City of Warsaw and its subsidiary Finpol, and foreign exchange rate fluctuations.

The following table breaks down our other commitments by division and other activities as of December 31, 2009, 2010 and 2011:

Other Commitments (€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Water	7,044.1	6,541.1	6,036.4
Environmental Services	625.1	797.0	831.1
Energy Services	1,086.9	838.2	700.3
Transportation	316.0	405.2	533.2
Proactiva	78.6	51.7	45.2
Holding companies	1,524.8	1,241.2	942.0
Other	107.6	61.2	39.0
Total	10,783.1	9,935.6	9,127.2

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

Pursuant to French law, our Company is required to refer to a corporate governance code and to comply with the provisions of such code or to declare the provisions it does not comply with and the reasons for which it decided not to apply such provisions. At its meeting of January 7, 2009, the Board of Directors reviewed the consolidated version of the AFEP-MEDEF code of December 2008 (a code of recommended practices for governance and executive compensation that is widely used in France) (the “AFEP-MEDEF Code”) and confirmed that this code was consistent with our existing corporate governance practices. We believe that our practices conform to the provisions of this AFEP-MEDEF Code updated in April 2010 to which our Company has decided to refer.

Composition and Appointment of the Board of Directors

As of the date hereof, our Board of Directors has sixteen directors and one non-voting member (censeur). The list of directors, the expiration date of their terms of office, and other personal information is set forth below. The General Shareholders’ Meeting held on May 17, 2011 decided to renew the terms of office of Messrs. Jean Azéma, Pierre-André de Chalendar, Baudouin Prot and Louis Schweitzer. Jean Azéma resigned from his office as a director on October 21, 2011. Augustin de Romanet resigned as a director on February 29, 2011, with effect from March 1, 2012. In a meeting on March 15, 2012 our Board of Directors decided to appoint the Caisse des dépôts et consignations as a member of the Board represented by Olivier Mareuse, the financial director of the Caisse de Dépôts Group, as a director to replace Augustin de Romanet (under French law, legal entities may be appointed to a Board, in which case they designate the individual who represents them). Subject to the approval of this appointment by the next ordinary general meeting, to be held on May 16, 2012, the term of office of the Caisse des Dépôts will expire at the end of the remaining initial term of office of Augustin de Romanet, i.e., at the close of the ordinary general meeting convened in 2013 to approve the financial statements for the year ending December 31, 2012. At its meeting of February 29, 2012, our Board of Directors temporarily appointed Groupama, whose permanent representative is Benoit Maes, its Chief Financial Officer, to replace Jean Azéma for the remainder of his term of office. This appointment will be put to a vote at the combined general meeting to be held on May 16, 2012. The appointment follows the resignation of Jean Azéma from his term of office with effect from October 21, 2011 as a result of his departure from Groupama. The terms of office of four directors, Jean-Francois Dehecq, Esther Koplowitz, Serge Michel and Georges Ralli, will expire at the close of the general meeting to be held on May 16, 2012.

The Board members are appointed by our shareholders at an ordinary General Shareholders’ Meeting at the proposal of the Board of Directors which, in turn, receives the proposals of the Nominations and Compensation Committee. The Board members may be removed at any time by decision of our shareholders at a General Shareholders’ Meeting. Each director must own at least 750 registered shares in our Company.

The Board of Directors may appoint one or more non-voting members (censeurs) under Article 18 of our Articles of Association, which was adopted by our shareholders at the combined General Shareholders’ Meeting held on May 7, 2010. On that date, Thierry Dassault was appointed as a non-voting member (censeur) by the Board of Directors for a four-year term expiring at the close of the General Shareholders’ Meeting convened to approve our 2013 consolidated financial statements. The censeur's mission is to attend the Board of Directors' meetings in a non-voting advisory capacity, and the Board may freely ask the non-voting member (censeur) for advice.

Our Company's Board of Directors has no employee-elected members, but two members of our Works Council attend the Board of Directors' meetings in a non-voting advisory capacity.

Renewal of the Board Members' Terms of Office

In accordance with the AFEP-MEDEF Code, Article 11 of our Company’s Articles of Association provides for a four-year term of office for directors and annual renewal of the terms of one quarter of our Board members.

On March 15, 2012, in accordance with the recommendations of the Nominations and Compensation Committee, our Board of Directors decided to propose to the shareholders at the ordinary General Shareholders’ Meeting to be held on May 16, 2012, the appointment as Director of Jacques Aschenbroich, Maryse Aulagnon, Nathalie Rachou and the Groupama SA company, represented by Georges Ralli, as well as a four-year extension of the term of office of Serge Michel, to end at the close of the ordinary general meeting held in 2016 to approve our financial statements for the year ending on December 31, 2015. In order to comply with the provision of our Articles of Association that provides for the annual renewal of one quarter of our Board of Directors, before the 2015 General Shareholders’ Meeting, one director will need to be randomly selected from among the directors who were either appointed or had their term of office renewed during the 2012 General Shareholders' Meeting; the term of office of the person selected in this way will be reduced to three years (i.e., his or her term of office will expire at the close of the 2015 ordinary General Shareholders’ Meeting).

Once our shareholders have appointed these appointments and renewals, our Board of Directors will be composed of seventeen directors, including two women and a non-voting member (censeur).

Applying the Principal of Equal Representation of Men and Women

The Nominations and Compensation Committee has taken note of the provisions of the French law dated January 27, 2011 providing for equal representation for women and men on boards of directors. In accordance with that law and the AFEP-MEDEF Code as amended in April 2010, the Nominations and Compensation Committee made recommendations to the Board on March 15, 2012 in order to propose the nomination of an increased number of women to the Board on the occasion of future annual General Shareholders' Meetings.

Powers of the Board of Directors

In accordance with French law, the Board of Directors establishes policies concerning our business and supervises the implementation thereof. Subject to the powers expressly granted by law to shareholders' meetings and within the limits of the corporate purpose, the Board of Directors has the authority to consider all issues concerning the proper operation of our Company and, by its deliberations, resolves matters which concern our Board.

In addition to the powers conferred to the Board of Directors by French law, our internal regulations impose an internal requirement that certain major decisions of the Chairman and Chief Executive Officer (president-directeur général) be submitted to the Board of Directors for prior approval. These internal limitations of authority are described below under “—Management.”

Board Members

The following table sets forth the names and ages of the members of our Board of Directors, the date of their first appointment and, if applicable, most recent renewal, as a member of our Board of Directors; the date of expiration of their current term of office; and their current principal business activities conducted outside of our Company. All positions and offices of our directors indicated below are given as of December 31, 2011. Unless otherwise stated, all terms of office expire at the end of the General Shareholders’ Meeting in the year stated. Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Antoine Frérot
Age 53

Date of first appointment:
5/07/2010
Renewal of term:

N/A

Expiration of term:
2014

Principal Function within our Company:
Chairman and Chief Executive Officer of Veolia Environnement

Principal Business Activities outside our Company:
Chairman of the Board of Directors of Veolia Water
General Manager of Veolia Eau–Compagnie Générale des Eaux

Louis Schweitzer*
Age 69

Date of first appointment:
4/30/2003

Renewal of term:
05/17/2011

Expiration of term:
2015

Principal Function within our Company:
Vice-Chairman of the Board of Directors of Veolia Environnement
Member of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:
Chairman of the Board of Directors of Astra Zeneca (UK)

Daniel Bouton*
Age 61

Date of first appointment:
4/30/2003

Renewal of term:
05/07/2010

Expiration of term:
2014

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Member of the Nominations and Compensation Committee since April 1, 2005
Member of the Accounts and Audit Committee since November 2, 2009 and Chairman of this Committee since January 1, 2010

Principal Business Activities outside our Company:
Chairman of DMJB Conseil
Senior Advisor at Rothschild & Cie Banque

Pierre-André de Chalendar*
Age 53

Date of first appointment:
05/07/2009

Renewal of term:
05/17/2011

Expiration of Term:
2015

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Member of the Accounts and Audit Committee since May 7, 2009
Member of the Research, Innovation and Sustainable Development Committee since May 7, 2010

Principal Business Activities outside our Company:
Chairman and Chief Executive Officer of Compagnie de Saint-Gobain

Jean-François Dehecq*
Age 72

Date of first appointment:
05/11/2006

Renewal of term:
05/07/2010

Expiration of term:
2012

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
Honorary Chairman of the Board of Directors of Sanofi
President of Fondation d’Entreprise Sanofi Espoir

Caisse des Dépôts et Consignations
Represented by Olivier Mareuse
Age 48

Date of first appointment:
03/15/2012

Renewal of term:
N/A

Expiration of term:
2013

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
Chief Financial Officer of Caisse des Dépôts et Consignations

Paul-Louis Girardot*
Age 78

Date of first appointment:
04/30/2003

Renewal of term:
05/07/2010

Expiration of term:
2014

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Member of the Accounts and Audit Committee since April 1, 2005
Member of the Research, Innovation and Sustainable Development Committee since September 14, 2006

Principal Business Activities outside our Company:
Chairman of the Supervisory Board of Veolia Eau–Compagnie Générale des Eaux

Groupe Industriel Marcel Dassault*
Represented by Olivier Costa de Beauregard
Age 52

Date of first appointment:
05/07/2010

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
Age 69

Date of first appointment:
04/30/2003

Renewal of term:
05/07/2009

Expiration of term:
2013

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Chairman of the Research, Innovation and Sustainable Development Committee since September 14, 2006

Principal Business Activities outside our Company:
Professor at the Collège de France
Member of the Académie des Sciences

Serge Michel
Age 85

Date of first appointment:
04/30/2003

Renewal of term:
05/07/2010

Expiration of term:
2012

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Chairman of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:
President of Soficot SAS

Henri Proglio
Age 62

Date of first appointment:
04/30/2003

Renewal of term:
05/07/2009

Expiration of term:
2013

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
Chairman and Chief Executive Officer of Electricité de France (EDF)

Baudouin Prot*
Age 60

Date of first appointment:
04/30/2003

Renewal of term:
05/17/2011

Expiration of term:
2015

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
Director and Chief Executive Officer of BNP Paribas

Qatari Diar Real Estate Investment Company*
Represented by Dr. Mohd Alhamadi
Age 49

Date of first appointment:
05/07/2010

Renewal of term:
N/A

Expiration of term:
2014

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
Chief Corporate Improvement Officer of Qatari Diar Real Estate Investment Company

Georges Ralli*
Age 63

Date of first appointment:
04/30/2003

Renewal of term:
05/07/2010

Expiration of term:
2012

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
President and Managing Partner of Lazard Frères Gestion SAS

Paolo Scaroni*
Age 65

Date of first appointment:
12/12/2006

Renewal of term:
05/07/2009

Expiration of term:
2013

Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
Chief Executive Officer of ENI (Italy)

Thierry Dassault
Age 53

Date of first appointment:
05/07/2010

Renewal of term:
N/A

Expiration of term:
2014

Principal Function within our Company:
Non-voting Board member (Censeur) of the Board of Directors of Veolia Environnement

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

Daniel Bouton holds a degree in political science and is a graduate of the École Nationale d’Administration (ENA) and was an Inspector of Finance at the French Treasury. He has held a number of positions in the French Ministry of Economy, Finance and Industry, including that of budget director, between 1988 and 1991. In 1991, he began working at Société Générale, serving as Chief Executive Officer starting in 1993, and as Chairman and Chief Executive Officer starting in 1997. He was appointed to the position of Chairman of the Board of Directors of Société Générale in May 2008, then resigned from his duties of Director and Chairman of the bank in May 2009. In November 2009, Daniel Bouton incorporated a consulting company, DMJB Conseil, of which he is the Chairman.

Pierre -André de Chalendar is a graduate of ESSEC and the École Nationale d’Administration (ENA). He was Inspector of Finance at the French Treasury. In November 1989, he joined Compagnie de Saint Gobain where he held various positions, before being appointed Deputy Chief Executive Officer in May 2005, Director in June 2006 then Chief Executive Officer in June 2007, and he was appointed Chairman and Chief Executive Officer of Compagnie de Saint Gobain in June 2010.

Jean-François Dehecq is a graduate of the École Nationale des Arts et Métiers. After having been a mathematics teacher from 1964 to 1965 at the Saint-Vincent de Senlis Catholic high school, he became a scientific research intern in the army’s nuclear propulsion department. In 1965, he joined the Compagnie Nationale des Pétroles d’Aquitaine (SNPA, which later became Elf Aquitaine). After four years in the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Lacq plant, a major gas production site in France. In 1973, he became Chief Executive Officer of Sanofi, a major division of Elf Aquitaine. From 1982 to 1988, he was deputy Chairman and Chief Executive Officer of Sanofi before assuming full management authority in February 1988. In 1999, he became Chairman and Chief Executive Officer of Sanofi Synthelabo and, in 2004, organized the Sanofi-Aventis merger. From 2007 to 2010, Jean-François Dehecq was the Chairman of the Board of Directors of Sanofi-Aventis.

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

Olivier Costa de Beauregard, passed the agrégation examination of History and is a graduate of the Institut d’Études Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA) (1984-1986). He was Inspector of Finance at the French Treasury from 1986 to 1990 and became a project leader with the Chief Investment Officer of the Union des Assurances de Paris (UAP) in 1991. Mr. Costa de Beauregard was on the Prime Minister’s staff from 1993 to 1995 as the Chief Technical Counsel of the Public Facilities, Accommodation and Transportation sectors and was appointed Chief Strategy Officer of AXA–UAP France in 1996. In 1998, he was appointed Executive Officer of Crédit Commercial de France. Mr. Costa de Beauregard joined in 2005 the Groupe Industriel Marcel Dassault of which he is the Deputy Chief Executive Officer.

Esther Koplowitz (Marquise de Casa Pefialver) is the majority shareholder (as well as Vice-Chairman of the Board of Directors and Chairman of the Strategic Committee) of the Spanish group Fomento de Construcciones y Contratas (F.C.C.) specializing in environmental services, renewable energies, infrastructures and cement. She is also Vice-Chairman of the Board of Directors of Cementos Portland Valderrivas. For several years now, Veolia Environnement and F.C.C. have jointly held a subsidiary, Proactiva Medio Ambiente S.A., present in Latin America. Member of the Supervisory Board of Veolia Environnement from 2000 to 2002, Mrs. Esther Koplowitz is the President of the Esther Koplowitz Foundation, which she created herself. In recognition the Spanish business leader has won numerous awards, including the Grand Cross of Civil Merit.

Philippe Kourilsky is a graduate of the École Polytechnique, and holds a doctorate in sciences from the University of Paris. He has devoted his career to life sciences research. He has held numerous management positions in the public and private research sectors, and in particular was the Director of Research at the CNRS and Director General of the Institut Pasteur from 2000 to 2005. Philippe Kourilsky is currently a professor at the Collége de France, a member of the Académie des Sciences and holds honorary doctorates from several foreign universities.

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

Baudouin Prot is a graduate of the École des Hautes Études Commerciales (HEC) and of the École Nationale d’Administration (ENA). From 1974 to 1983, he was successively the deputy to the prefect of the Franche-Comté region, Inspector of Finance at the French Treasury and deputy to the energy and raw materials director general in the Ministry of Industry. He joined Banque Nationale de Paris in 1983, where he held various positions before being appointed Executive Vice-President in 1992 and Chief Executive Officer in 1996. After having been appointed director and Executive Vice-President of BNP Paribas in March 2000, then a director and Chief Executive Officer of BNP Paribas since June 2003. Baudouin Prot was appointed Chairman of the Board of Directors of BNP Paribas on December 1, 2011.

Qatari Diar Real Estate Investment Company: Qatari Diar is 100% held by Qatar Investment Authority, which is the sovereign fund of the State of Qatar. The Fund is a large scale investor in development and property and operates in twenty countries in the Middle East, Africa and Europe. Qatari Diar has total investment funds of more than US$60 billion. Its permanent representative on the Board of Directors of Veolia Environnement is Dr. Mohd A. Wahed Ali Alhamadi, who holds a Ph.D. and a B.Sc. from the Clarkson University (Potsdam, New York, USA) and a M.Sc. from the North Carolina Agricultural and Technical State University (Greensboro, North Carolina, USA). He began his career as a researcher and teacher at the Qatar College of Technology, of which he was Vice Dean from 1995 to 1997, Acting Dean from 1997 to 2000, and Director from 2001 to 2005. Subsequently, he was at the Qatar University, of which he was Director of the Office of Institutional Research & Planning from 2004 to 2007, and since 2007, Vice President for Institutional Planning & Development. He joined Qatari Diar Real Estate Investment Company in November 2008 as Deputy Chief Executive Officer for Corporate Development, and in March 2010 became its Chief Corporate Improvement Officer in charge of strategic development and planning. Over the past five years, he has served on the boards of various companies throughout the world (Qatar Fuel Company up to 2008, and from 2009 until present, Qatar Projects Company, United Libyan Qatari Company and Al Libya Al Qataria Company). He has been a member of the Institute of Electrical and Electronics Engineering (USA) since 1987 and of the Association of Institutional Research (USA) since 2006.

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

Thierry Dassault has been in charge of civil equipment at Électronique Serge Dassault in Brazil (1979- 1981), Chief Executive Officer of an alarm systems company (1982-1984), and Associate Producer and Director of Advertising and Institutional Films at Claude Delon Productions (1985-1993). From 1994 to 2006 Mr. Dassault was President of Dassault Multimedia, which acquired shares in Infogrames, Gemplus, Infonie, BFM, CdandCo, Net2one, Emme and Welcome Real-time. In 2004, he led the foundation of Keynectis corporation (the French leader in digital certification), of which he is Chairman. At the end of 2006, Thierry Dassault established the investment company TDH, specialized in emerging technologies (and which holds shares in Aquarelle, Bernardaud, Keynectis, Halys, I-Ces, Oletis, youscribe.com). He is Vice-Chairman of Groupe Industriel Marcel Dassault, in charge of NTIC. He is Vice-Chairman of the Kidney Foundation (Fondation du rein) and is a member of the Boards of Gaumont, Groupe Industriel Marcel Dassault, Halys, I-Ces, Keynectis, Socpresse (Le Figaro), Particulier and Finances Éditions, Veolia Eau – Compagnie Générale des Eaux and Veolia Environnement as a censeur. He is President of the 58th National Session of the IHEDN, a French national defense academy and think tank. He is Chevalier de la Légion d’Honneur and is an air force Colonel of the French military reserve.

Caisse des dépôts et consignations: Established in 1816, the Caisse des dépôts et consignations is a public establishment carrying out tasks of general interest; as such it is a long-term investor seeking to contribute to the growth of companies. Its permanent representative on the Board of Directors is Olivier Mareuse, who graduated from the IEP in Paris in 1984 and from the École Nationale d’Administration in 1988, and joined CNP Assurances in 1988 as an assistant director in the financial institutions department. In 1989 he was named technical and financial director in the collective insurance department. He then worked as special assistant to the CEO of CNP Assurances between 1991 and 1993. From 1993 to 1998 he worked as director of strategy, management control and relations with shareholders, and he was responsible for the introduction to the stock market of CNP Assurances. He was then appointed director of investments, a post he occupied until 2010. Finally, in October 2010, Mr. Mareuse joined the Caisse des dépôts et consignations first as deputy CFO and then, as from December 2010, as CFO and a member of the management committees.

Independence Criteria for Directors

In accordance with internal rules and regulations of the Board of Directors, members are considered independent if they have no relationship with our Company, our Group or our management that might compromise their ability to exercise their judgment objectively. According to our internal regulations, which adopt the criteria stipulated by the AFEP-MEDEF Code, an independent director must:

1.  not be an employee of our Company, not have been a member of our Company's managing board, not have been a director or member of the executive management of our former parent corporation or of any of the companies that we consolidate, nor have held any such position within the past five years;

2.  not be a director or executive officer of any company in which our Company directly or indirectly holds a directorship or in which an employee of our Company is appointed as, or a director or executive officer of our Company (now or within the past five years) holds or held a directorship;

3.  not be a customer, supplier, investment banker or commercial banker that is material to our Company or Group or for which our Company or Group represents a significant part of the activity (nor be directly or indirectly linked with such a person);

4.  not have any close family ties with a director or executive officer of our Company;

5.  not have been an auditor of our Company within the past five years;

6.  not have been a member of the supervisory board or director of our Company for more than 12 years as of the date on which his current term of office was granted.

If a director holds ten percent or more of our Company's share capital or voting rights or represents a legal entity with such shareholdings, our Board, based on a report from the Nominations and Compensation Committee, decides whether or not that person is independent, taking into account the composition of our Company's share capital and the existence of any potential conflicts of interest.

These criteria are evaluated and weighed by our Board of Directors, which can determine that a director who does not meet the criteria defined in the internal regulations may nevertheless be characterized as independent because of his or her particular situation or that of our Company, or given our shareholding structure or for any other reason.

The internal rules and regulations also require that, each year before publication of our French reference document, our Board of Directors evaluate the independence of each of its members based on the criteria in its rules and regulations, special circumstances, the situation of the relevant director, of our Company and of our Group and the opinion of the Nominations and Compensation Committee. Members of our Accounts and Audit Committee must also be independent under Section 303 A.06 of the New York Stock Exchange Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934.

Evaluation of the independence of the directors

Our Board of Directors, at its meeting held on March 15, 2012, performed the annual review of the independence of the directors after hearing the opinion of the Nominations and Compensation Committee. The Board characterized the following members as independent: Daniel Bouton, Pierre-Andre de Chalendar, Jean-Francois Dehecq, Paul-Louis Girardot, Groupe Industriel Marcel Dassault represented by Olivier Costa de Beauregard, Baudouin Prot, Qatari Diar Real Estate Investment Company represented by Mohd Alhamadi, Georges Ralli, Paolo Scaroni, Louis Schweitzer and Esther Koplowitz.

The Board decided to uphold the status of Baudouin Prot as an independent director in 2012 in light of the limited amounts of financing provided by BNP Paribas, the general independence of our Company in relation to bank financing and the limited weight of the commitments of our Company in relation to the activities of this bank. Our Board of Directors has also reviewed its position with regard to Georges Ralli; in 2011, he was not considered as independent due to significant business links to the Lazard Bank in 2010, however, the Lazard Bank did not receive any significant mandates from our Company in 2011 or at the start of 2012. The Board upheld the independent status of Qatari Diar Real Estate Investment Company, represented by Dr. Mohd Alhamadi, due to the absence of any significant business relationship between the Company and this director. This situation will be reassessed in 2013. The Board characterized Paul-Louis Girardot as an independent director because of the time that has elapsed since he ceased to exercise his duties as Chief Executive Officer of the former lead company of the Water division.

The other directors deemed to be independent do not have any business relations with us, or do not have significant business relations that are likely to compromise their ability to exercise their judgment objectively.

Thus, as of the date of this annual report on Form 20-F, our Board of Directors had eleven independent members, representing 68.8% of the total, which is higher than the percentage recommended by the AFEP-MEDEF Code.

Among the applicants nominated to become members of the Board of Directors, the Board characterized the following persons as independent: Jacques Aschenbroich, Maryse Aulagnon, Nathalie Rachou and Groupama SA represented by Georges Ralli.

Conflicts of Interest

Based on declarations made by the members of our Board of Directors, to the best of our knowledge no Board members over the last five years have had any family relationships to other Board members and none of the Board members has been convicted of fraud and no Board member has been associated with a bankruptcy, court-ordered property seizure or liquidation; in addition no indictments and/or official public sanctions against any of the members by any legal or regulatory authority (including by registered professional organizations) and no Board member has been prevented by a court from acting as a member of an administrative, executive or oversight organ of any issuer or from intervening in the management or supervision of an issuer.

To our knowledge, there are no conflicts of interest at the level of our Board of Directors or executive management, except for the Caisse de depôts et consignations which holds 50% of the share capital in Veolia Transdev; the Caisse de depôts et consignations is represented on our Board by Mr. Olivier Mareuse. In addition to the provisions of the French Commercial Code relating to related-party transactions (conventions réglementées), our Board of Directors’ internal rules and regulations provide that directors must inform the Board of Directors of any existing or even potential conflicts of interest and abstain from voting in any situation where such a conflict of interest exists.

Other than the Groupe Industriel Marcel Dassault and Qatari Diar Real Estate Investment Company (see Item 7. “Major Shareholders and Related Party Transactions” below), none of the members of our Board of Directors or senior management has been selected pursuant to any arrangement or agreement with our principal shareholders or with any of our customers or suppliers.

Lastly, to our knowledge, the members of our Board of Directors have not agreed to any restrictions on their ability to transfer any interest they may hold in the capital of Veolia Environnement with the exception of the provision in the articles of association and bylaws requiring each director to own at least 750 registered shares in the Company, except for the agreements concluded with the Group Industrial Marcel Dassault and Qatari Diar Real Estate Investment Company and described in Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” below.

Compensation

Directors may be compensated in one of two ways: directors’ fees paid for attending meetings of the Board of Directors (jetons de présence), which are set by our Company’s annual shareholders’ meeting, and whose allocation is determined by our Board of Directors pursuant to recommendations of the Nominations and Compensation Committee, and exceptional compensation, which may be awarded by the Board of Directors under conditions set by law.

The amount of directors’ fees paid in 2011 and their division between the members of the Board of Directors are described and detailed in a table under “Compensation – Board of Directors Compensation” below. No exceptional compensation was awarded to directors in 2011.

Frequency, Duration and Participation in Meetings

According to its internal regulations, our Board of Directors must meet at least four times a year. In the 2011 fiscal year, it met twelve times (versus eleven times in 2010), and the average duration of the Board meetings was three hours (versus two hours and 15 minutes in 2010). The average attendance rate of the Board members was 84.2% in 2011 (versus 83.6% in 2010). The option of participating by means of remote transmission was exercised on the occasion of nine meetings out of twelve in 2011 (versus nine meetings out of eleven in 2010).

Operations and Activity in 2011

The activities of our Board of Directors in 2011 were mainly divided among the following subject areas: review of Group strategy, budget, annual and semi-annual financial statements, reporting on the financial statements of the first and third quarters of 2011, as well as financial communications; proposed allocation of income and share-based dividend payments; convening and reports/resolutions to be submitted to the annual mixed General Shareholders’ Meeting; the Board's opinion on our policy concerning the granting of stock options and the employee savings plan (PEG), followed by the decision to discontinue the planned award of stock options to senior management (other than the Chief Executive Officer) and employee stock ownership; review of the 2010 registration document and report of the Chairman of the Board pursuant to Article 225-37 of the French Commercial Code; regular summaries and reports by the respective chairman of the work performed by the Accounts and Audit and Nominations and Compensation Committees; annual report by the Chairman of the Committee for Research, Innovation and Sustainable Development on the work performed by this committee; review of the policy for equal opportunities and equal pay based on gender; approval of the final terms and conditions of the merger between Veolia Transport and Transdev, as well as several other major transactions (particularly Dalkia's investments in Poland); review of the financing policy and authorization of a number of financing transactions. The Board renewed the financial and legal authorizations granted to the Chairman and Chief Executive Officer, particularly for financing activities and off-balance sheet commitments, and approved our material guarantee authorizations.

On issues of corporate governance, the Board's work focused in 2011 on reviewing the compensation policy applicable to the Chief Executive Officer and the Executive Committee; evaluating the Board of Directors and its committees and examining the criteria for selecting directors during the change in its composition, particularly with regard to the appointment of women to the Board; evaluating the independence of the directors and internal controls and approving the Chairman's report; renewing part of the Board by the general meeting; and distributing directors’ fees.

For the first time in 2011, the Board held a meeting at one of the Environmental Services division's industrial sites; in addition to the site visit, the directors had an opportunity to review our Group’s hazardous waste policy. Similarly, the Board met for a strategic seminar, partly attended by the Executive Committee, to discuss in depth management's key policy objectives in advance of Investor Day on December 6, 2011. The Board then discussed and approved the long-term plan outlining this strategy.

In 2011, the Board of Directors was regularly informed of key commercial developments and the initiatives planned by executive management. The Board also received reports from executive management on road shows and the Investor Day. The Board of Directors, thanks to a system of reporting to the Board and the reports from the Accounts and Audit Committee, was periodically informed of changes in the composition of our shareholders, our financial situation and cash position, our off-balance sheet commitments and those of our Group, as well as the status of significant litigation. Our Chief Finance Officer, Secretary General and General Counsel attended the Board meetings in 2011.

The directors receive a monthly report on our share price and analyst recommendations. Every six months, executive management provides the directors with in-depth documentation regarding our business activities, internal matters (appointments, social policy) and our corporate activities (progress in sustainable development, monitoring of the latest regulations) during the period in question.

Board Evaluation

Once a year, the Board is required to include on its agenda an evaluation of its operations, prepared by the Nominations and Compensation Committee and a discussion of its operations for the purpose of improving efficiency, ensuring that important issues are adequately prepared and discussed during Board meetings and assessing the actual contributions of each member to the Board's work.

In addition, the Board's internal rules and regulations provide that a formal evaluation of its operations must be carried out every three years by an outside organization, under the direction of the Nominations and Compensation Committee for the purpose of ensuring that the Board complies with the principles governing its operations and studies proposals intended to improve its operations and efficiency. Each year, the Nominations and Compensation Committee provides the Board of Directors with a report evaluating the performance of the Chairman and of the directors, as well as the actions of executive management, which the Board discusses.

In accordance with the Board’s internal regulations, the conclusions of a formal evaluation conducted by an independent body were presented to the Board on March 24, 2011 by the Chairman of the Nominations and Compensation Committee. Pursuant to the decisions taken at this meeting, the Chairman and Chief Executive Officer convened the Board to attend a strategic seminar in November 2011 at which the Executive Committee was present, and which allowed ample time for discussion and exchange; prior to this meeting, directors were sent detailed documentation, including information about the competitive environment in which the Group operates. Furthermore, on March 15, 2012 the Nominations and Compensation Committee provided the Board with its recommendations on the Board's change in composition. In 2011 executive management reported periodically to the Board on the key questions asked during road shows. Lastly, the Accounts and Audit Committee was given a review in 2011 of the risk management system as well as of the status of initiatives undertaken, and the Board received its committees’ annual schedule of tasks.

The annual evaluation began at the start of 2012 under the impetus of the Chairman of the Nominations and Compensation Committee. During the Board meeting on March 15, 2012, the Chairman of the Nominations and Compensation Committee communicated the results of this evaluation. In general, the Board members were happy with the organization of the Board. The responses were mainly positive in relation to the improvements made to the way it operates following the formal evaluation in 2011; in particular, the organization of a strategic seminar in November 2011 was widely appreciated. Some directors requested the following improvements: meetings to present the business divisions to be held more frequently with the presence of the relevant managers; information to be produced on risks and competitors; more time to be devoted to internal debates; and the Board’s authorization levels to be reassessed in terms of its internal regulations. Regarding the composition of the Board, recommendations were made in terms of its size and number of female members. The operation of the committees was considered as satisfactory overall. After discussion, the Board made the following conclusions: the day dedicated to strategy and the organization of a meeting at one of the operating sites will continue in 2012; general management will inform the Accounts and Audit Committee of transactions above a threshold of between €150 million and €300 million; steps will be taken to ensure that draft financial communications are communicated to the Board further in advance.

Information Available to Directors

Our Chairman provides directors, in a timely manner, with the necessary information for them to fully perform their duties. In addition, our Chairman provides the members of the Board with all significant information concerning our Company. Each director receives and has the right to request all necessary information to perform his or her duties, and may also request additional training concerning the specificities of our Company and our Group.

In order to fulfill their duties, the directors may meet with the key management personnel of our Company and Group, subject to giving prior notice to our Chairman of the Board.

Duties of Directors

The internal rules and regulations of our Board of Directors provide that the Board’s members are subject to obligations, such as: (i) the duty to act in our Company’s corporate interest; (ii) to inform the Board of conflicts of interest, even potential conflicts of interest; (iii) to refrain from participating in votes on any decisions in which they may have a conflict of interest; (iv) to exercise their duties in accordance with the law, particularly laws limiting an accumulation of numerous directorships; (v) to regularly attend Board and committee meetings; (vi) to remain informed in order to be able to deal effectively with the agenda items; (vii) to maintain genuine professional secrecy and fulfill their obligations of loyalty; and (viii) to comply with our Company's code of conduct regarding securities transactions. The members of the Board of Directors and our Chief Executive Officer are required to promptly inform the Chairman of the Board of all agreements made by our Company in which they have a direct or indirect interest or that is made on their behalf by an intermediary.

Each director receives a periodically updated “Director's Handbook” that includes the following key documents: our Company's Articles of Association, a summary of our Chief Executive Officer's powers, the internal regulations of the Board of Directors, Accounts and Audit Committee, and Nominations and Compensation Committee, our Company’s code of conduct with respect to securities transactions, with a reminder of the rules applicable to the reporting obligations of directors and executive officers for transactions performed with regard to our securities, and the “Ethics, Commitment and Responsibility” Charter.

Reporting Obligations, Prohibition of Securities Trading

According to our internal rules and regulations, every director or non-voting member (censeur) must report to the AMF and to us all transactions in our securities and comply, in particular, with the provisions of Article L. 621-18-2 of the French Monetary and Financial Code and Article 223-22 of the general regulations of the AMF. The members of the Board of Directors and our management personnel or executive officers, and their close personal relations, must report all acquisitions, sales, subscriptions or trades in our securities and financial instruments to the AMF, within five trading days.

Moreover, our directors and executive officers are subject to French and US regulations concerning the associated violations and laws against insider trading and which stipulate that the use or disclosure of inside information is a punishable offence. In accordance with Article L. 621-18-4 of the French Monetary and Financial Code, our Company draws up, and keeps up to date, a list of permanent insiders; this list is available to the AMF, and includes in particular the members of our Board of Directors and our Executive Committee.

Our directors and corporate officers are required to comply with the provisions of our Code of Conduct with respect to securities transactions. In that respect, we deem the members of the Board of Directors and of the Executive Committee to be permanent insiders who may not buy or sell our securities, directly or through a third-party intermediary, during certain periods: during the six-week period up to and including the date of publication of the annual financial statements, the four-week period up to and including the publication of the semi-annual financial statements, and the two-week period up to and including the date of publication of quarterly financial information, or even outside of those periods so long as they possess insider information. In order to avoid any issues regarding the application of the code of conduct, such individuals must consult with our Secretary General before buying or selling our securities, directly or indirectly.

Chairman of the Board of Directors

The internal rules and regulations of the Board clarify the role of the Chairman of the Board of Directors. The Chairman of the Board of Directors organizes and directs the work of the Board and reports thereon to General Shareholders' Meetings. He is responsible for preparing reports on the organization of the Board's work, internal controls and risk management. He chairs General Shareholders' Meetings.

In general, the Chairman of the Board of Directors ensures the proper functioning of our Company's corporate bodies and compliance with good governance principles and practices, in particular regarding the committees created within the Board. He ensures that the directors are in a position to perform their duties and that they are adequately informed. He devotes the time necessary to issues concerning our future and, in particular, issues concerning our strategy.

In accordance with the internal regulations, the directors and the Chief Executive Officer are required to promptly inform the Chairman and the Board of all conflicts of interest, even if only potential, and of all proposed agreements that may be made by our Company in which they may have a direct or indirect interest.

The Chairman of the Board chairs Board meetings and prepares and coordinates the Board's work. In this regard, he:

•

convenes Board meetings in accordance with the schedule of meetings agreed upon with the directors and decides if it is necessary to convene Board meetings at any other time;

•

prepares the agenda for meetings, supervises the preparation of documentation to be provided to the directors and ensures that the information therein is complete;

•

ensures that certain subjects are discussed by the committees in preparation for Board meetings and ensures that the committees perform their duties of making recommendations to the Board;

•

leads and directs the Board's discussions;

•

ensures the directors' compliance with the provisions of the internal regulations of the Board and of the committees;

•

monitors implementation of the Board's decisions;

•

prepares and organizes the Board's periodic evaluations, in coordination with the Nominations and Compensation Committee.

The Chairman has the means necessary to perform his duties.

Vice-Chairman/Senior Independent Director

Naming of Vice-Chairman/Senior Independent Director

On October 21, 2009, the Board of Directors decided to create the position of Vice-Chairman to assist the Chairman with his duties to ensure proper operation of our Company's governing bodies, on the British model of the "Senior Independent Director.” In accordance with the internal regulations of the Board, the Senior Independent Director is chosen from among the directors characterized as independent to serve for the duration of his term as an independent director. The Board appointed the independent director Louis Schweitzer to assume the position of Vice-Chairman, effective November 27, 2009. During the meeting held on March 15, 2012, the Board of Directors duly noted that Louis Schweitzer will reach the age of 70 in 2012; therefore, under Article 12 of our Company’s Articles of Associations, he will be unable to continue as Vice-Chairman beyond the general meeting to be held on May 16, 2012. In accordance with the recommendations of the Nominations and Compensation Committee, the Board of Directors has decided to appoint him, following the annual general meeting to be held on May 16, 2012, as a Senior Independent Director, responsible for monitoring the satisfactory operation of our Company's governance bodies, for the remainder of his term as a Board member and for so long as he remains an independent member, as determined by the Board.

Role of the Senior Independent Director

The Senior Independent Director duties include helping the Chairman ensure that corporate governance bodies function smoothly. In this regard, the Senior Independent Director examines conflicts of interest, particularly potential conflicts of interest that may involve the Board members or the Chairman of the Board with regard to the interests of the Company, whether they arise in connection with operational projects, strategic policies or specific agreements. The Vice-Chairman submits his recommendations to the Chairman and the Board after any necessary consultation with the other independent directors.

The Senior Independent Director is informed of the concerns of major shareholders not represented on the Board regarding governance issues and ensures that such concerns are addressed. If necessary, and with the agreement of the Chairman of the Board, the Senior Independent Director may also respond to questions of major shareholders himself or meet with them if the ordinary partners for such discussions (i.e., the Chairman and Chief Executive Officer or the Chief Finance Officer) have been unable to handle such concerns or if the nature of the matter renders these ordinary avenues inadequate or inappropriate.

In connection with the evaluation of the Board's operations pursuant to its internal regulations, the Senior Independent Director assists the Nominations and Compensation Committee in its work of evaluating the performance of the Chairman of the Board.

Management

As a French corporation (société anonyme) with a Board of Directors, our Company is legally entitled to opt for either a separation of the duties of the Chairman and of the Chief Executive Officer or to have a single person hold those positions. As mentioned in the AFEP-MEDEF Code, the law indicates no preference between those two options, and it is the Board of Directors’ prerogative to choose between the two methods of executive management in accordance with their specific requirements.

Our Board of Directors decided to entrust the executive management of our Company to Antoine Frérot, whose term of office began on November 27, 2009 and was extended on December 12, 2010 to the close of the general meeting convened to vote on the financial statements of 2013. At the same Board meeting of December 12, 2010, the Board took note of the resignation of Henri Proglio from the chairmanship and decided, on the recommendation of the Nominations and Compensation Committee, to change the mode of exercise of our executive management and voted in favor of combining the duties of Chairman of the Board with those of the Chief Executive Officer, for the following reasons:

•

Henri Proglio held the combined offices of Chairman and Chief Executive Officer from 2003 to the end of 2009 and that mode of management proved to be effective at Veolia Environnement during that period;

•

changes in our Company’s governance resulting from the appointment of Henri Proglio as Chairman and Chief Executive Officer of EDF had been the subject of an in-depth review by the Board in 2009. The Board had decided that it was in the interest of our Company and our shareholders to separate the duties of Chief Executive Officer from those of the Chairman of the Board of the Company in order to maintain our Company’s continuity and stability vis-a-vis our customers and employees during a transition period;

•

the combined mode of governance ensures unified management that is more suitable and effective within a decentralized group such as ours. It is also more responsive, as it simplifies the processes of decision-making and responsibility;

•

the internal rules and regulations of the Board of Directors and the presence of independent directors on the Board offer all the guarantees necessary for the exercise of the combined mode of management in accordance with the practices of good governance; and

•

finally, regarding the practices of CAC 40 companies, it is the preferred management system since most companies with a Board of Directors opt for that combined mode of management.

Chief Executive Officer

The Chairman and Chief Executive Officer has the broadest possible powers to act in the name of the Company in all circumstances. He is required to act within the limits of the corporate purpose, subject to those powers that the law expressly confers on shareholders' meetings and the Board of Directors. He represents us in our relations with third parties.

The powers exercised by the Chairman and Chief Executive Officer are limited by the internal rules and regulations of the Board of Directors. Thus, according to the internal rules and regulations of the Board of Directors, as amended on May 7, 2009, the following actions of the Chief Executive Officer require prior approval from the Board:

•

establishing our Group's strategic policies;

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

As of the date of this annual report on Form 20-F, our Executive Committee consists of eight members13:

•

Antoine Frérot (Chairman and Chief Executive Officer);

•

Sylvain Boucher (Secretary of the Executive Committee, acting Senior Executive Vice-President in charge of Operations and Public Entities);

•

Jérôme Gallot (Chief Executive Officer of Veolia Transdev);

•

Jean-Michel Herrewyn (Senior Executive Vice-President in charge of the Water division);

•

Franck Lacroix (Senior Executive Vice-President in charge of the Energy Services division);

•

Jean-Marie Lambert (Human Resources Director) ;

•

Jérôme Le Conte (Senior Executive Vice-President in charge of the Environmental Services division);

•

Pierre-François Riolacci (Chief Finance Officer).

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

Antoine Frérot is a graduate of the École Polytechnique (year 1977) and holds a doctorate from the Ecole Nationale des Ponts et Chaussées. He started his career in 1981 as an engineering researcher at the Central Research Office for French Overseas Departments and Territories. In 1983, he joined the Center of Study and Research of the Ecole Nationale des Ponts et Chaussées as project manager and then become assistant director from 1984 to 1988. From 1988 to 1990, he was in charge of financial operations at Crédit National. In 1990, Antoine Frérot joined Compagnie Générale des Eaux as an official representative and, in 1995, became Chief Executive Officer of CGEA Transport. In 2000, he was appointed Chief Executive Officer of CONNEX, the Transportation division of Vivendi Environnement, and member of the Executive Committee of Vivendi Environnement. In January 2003, Mr. Frérot was appointed Chief Executive Officer of Veolia Eau, the Water division of Veolia Environnement, and Senior Executive Vice President of Veolia Environnement. He has been Chairman of Veolia Environnement since December 12, 2010 and Chief Executive Officer of Veolia Environnement since November 2009.

13   Mr. Olivier Barbaroux and Ms. Véronique Rouzaud were replaced on August 4, 2011. Mr. Jean-Pierre Frémont, Mr. Denis Gasquet and Mr. Olivier Orsini were replaced on March 16, 2012.

Sylvain Boucher is a graduate of the École normale supérieure of Paris and of the École Nationale des Ponts et Chaussées. He also holds a doctorate from the Orsay University. He started his career in 1988 at Matra Transports in the team dedicated to the development of light automatic vehicles (VAL). Between 1990 and 1994, he worked at the Ministry of Equipment (road department). Afterwards, he headed two major public authorities until 2004. He then joined the housing and planning department of the State administration. He joined Veolia Environnement in 2007, first in the Water division and, in 2009, at the headquarters. He is currently Secretary of the Executive Committee, acting Senior Executive Vice-President in charge of Operations and Public Entities Senior.

Jérôme Gallot holds a Master’s degree in Law, and is a graduate of the Institut d’Études Politiques (IEP) in Paris, and of the École Nationale d’Administration (ENA). He began his career at the Cour des Comptes in 1985, and then became Financial Advisor to the Secretary General for European Economic Co-operation in 1989. Mr. Gallot was appointed Agency Director at the Budget Division in 1992, and in 1993 was appointed Deputy Director and then Chief of Staff at the Ministry of Industry, Post and Telecommunications, and International Trade. In 1995, he was appointed Chief of Staff at the Civil Service Ministry, and then, in 1996, Chief of Staff for the Deputy Minister for Finance and International Trade. In 1997, he became Managing Director of the Competition, Consumer Affairs and Anti-Fraud Division of the Ministry of the Economy and Finance, a position that he held until 2003, when he joined the Executive Committee of Caisse des Dépôts as Senior Executive Vice President of Retirement, Asset Management and European and International Affairs. Mr. Gallot became President and Chief Executive Officer of CDC Enterprises in 2006 and held this position until 2011, when he was appointed Chief Executive Officer of Veolia Transdev.

Jean-Michel Herrewyn, is a graduate of École Polytechnique and École Nationale d’Administration. He started his career in 1986 as an engineer in the Avionics division of Thomson CSF. In 1991, he joined the Compagnie Générale de Chauffe (now Dalkia) as technical manager then general manager of the home automation subsidiary. In 1993, he became attaché to the Managing Director and in 1996 ran Dalkia’s German subsidiary and later subsidiaries in Austria and Switzerland. At the beginning of 2000, he was also appointed General Manager of Veolia Transport’s German subsidiary, and also supervised developments in Austria and Switzerland. In 2000, he was appointed Chairman of Valorec, a joint subsidiary of Dalkia and Veolia Propreté, created from the outsourcing of energy and waste management by Novartis plants in Basle (Switzerland). In March 2003, he joined Veolia Eau as Managing Director of Veolia Water Solutions & Technologies. In December 2009, he was appointed Chief Executive Officer of Veolia Eau and to the Executive Committee of Veolia Environnement.

Franck Lacroix is a graduate of École Centrale de Marseille. He joined the Company as VP Operations Montenay Company in 1987 - the energy branch of la Compagnie Générale des Eaux - before being renamed Dalkia, the energy division of Veolia Environnement in 1998. As an engineer specialized in energy issues, Franck Lacroix developed in his various positions a strong expertise in rationalization and optimization of organizations. After being VP Operations at Dalkia France, for the east region (1997-1999) and the Paris Great Area (1999-2001), he was appointed Chief Operating Officer and member of the Dalkia Executive Committee. He created the Dalkia Technical and Operations department which remained under his supervision until 2008. He was then appointed Chief Executive Officer of Dalkia France which represents more than half of the company’s revenue. Under his leadership, the company developed new activities and significantly strengthened its position on key markets such as district heating, cogeneration and biomass. By investing in the wood supply chain, he turned Dalkia into a leader on the biomass market. Franck Lacroix is also Chairman of Bois Energie France (a wood biomass supply company) and Board member of Fedene (energy services trade association) after being President of S2Ti (teleprocessing and automation trade association) from 2001 to 2008. Franck Lacroix is Chairman of Dalkia and Senior Executive Vice President of the energy services division of Veolia Environnement, since 2011.

Jean-Marie Lambert is a graduate of the Institut d’Études Politiques (IEP) of Paris. He began his career in 1981 in the Philips group. From 1984 to 1990, he joined the human resources department of Spie-Batignolles (Schneider group). In 1990, he became Deputy Human Resources Director of Sogea and then evolved within the Vinci Group. From 1992 to 2000, he was Human Resources Director of Campenon Bernard and from 2000 to 2003 Human Resources Director of Vinci Construction. In 2003, Mr Lambert joined the Water division of Veolia Environnement where he has been appointed Human Resources Director. He became Human Resources Director of Veolia Environnement in 2011.

Jérôme Le Conte graduated from École Polytechnique, Paris and École Nationale des Ponts et Chaussées. He started his career as an engineer at SAE, the building construction company (today Eiffage), where he held various management positions in France, Africa, Asia and the United States, before taking the position of CEO of Waste Management France, based in Paris in 1992. He started NIRAO, a consulting company in 1997, before joining Veolia Propreté in 2006 as CEO France and Executive Vice President Benelux & Switzerland. He was appointed in January 2010 as Group Chief Operating Officer, also in charge of European Recycling Coordination. Since 2011, Jérôme Le Conte is CEO of Veolia Environmental Services, the waste management branch of Veolia Environnement and Senior Executive Vice President of Veolia Environnement.

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

COMPENSATION

Board of Directors’ Compensation

The table below shows the amount of directors’ fees paid in 2011 and 2010, as well as the amount owed for these two fiscal years to members of the Board of Directors of Veolia Environnement by our Company and by controlled companies.

Except for our corporate officer, Mr. Antoine Frérot, the members of the Board of Directors receive no compensation other than directors’ fees from our Company and, if applicable, from controlled companies.

(in € millions)	2011				2010
	Amounts Owed for the Fiscal Year		Amounts Paid Out During the Fiscal Year		Amounts Owed for the Fiscal Year		Amounts Paid Out During the Fiscal Year
	By Our Company	By Controlled Companies (1)	By Our Company	By Controlled Companies	By Our Company	By Controlled Companies (1)	By Our Company	By Controlled Companies
Jean Azéma (2)	16,948	-	22,909	-	22,909	-	25,180	-
Daniel Bouton	109,200	-	109,200	-	109,200	-	94,400	-
Thierry Dassault, non-voting member	14,700	4,600	14,050	4,600	8,188	-	6,738	-
Pierre-André de Chalendar	46,200	-	48,873	-	45,942	-	47,369	-
Jean-François Dehecq	28,000	-	29,018	-	29,018	-	35,200	-
Augustin de Romanet de Beaune (3)	32,200	-	30,545	-	30,545	-	35,200	-
Jean-Marc Espalioux (4)	n/a	n/a	n/a	n/a	17,723	-	32,723	-
Antoine Frérot (5)	33,600	50,558	33,600	50,558	21,877	24,867	13,477	24,867
Paul-Louis Girardot	50,400	46,471	50,400	46,471	50,400	49,673	52,800	49,673
Groupe Industriel Marcel Dassault (6)	50,400	-	50,400	-	32,815	-	20,215	-
Esther Koplowitz (7)	30,800	-	32,073	-	32,073	-	25,200	-
Philippe Kourilsky	50,400	-	48,873	-	48,873	-	52,800	-
Serge Michel	65,800	10,238	67,200	10,238	67,200	6,763	70,400	6,763
Henri Proglio	32,200	19,210	25,200	19,210	-	54,342	10,000	54,342
Baudouin Prot	25,200	-	25,964	-	25,964	-	35,200	-
Qatari Diar Real Estate Investment Company (8)	33,600	-	54,455	-	20,044	-	-	-
Georges Ralli	32,200	-	32,073	-	32,073	-	35,200	-
Paolo Scaroni (7)	26,600	-	22,909	-	22,909	-	35,200	-
Louis Schweitzer	124,600	-	126,000	-	126,000	-	107,000	-
Murray Stuart (7)(9)	n/a	n/a	n/a	n/a	-	-	30,000	-
TOTAL	803,048	131,077	823,742	131,077	743,753	135,645	764,302	135,645

n/a: not applicable

(1)  Directors’ fees owed by controlled companies in respect of a fiscal year correspond, hypothetically, to the amounts paid during the said fiscal year.

(2)  Directors’ fees have been paid to Groupama at the request of Jean Azéma. In 2011, our Company paid the cashier of Groupama a surplus of €8,252.

(3)  Directors’ fees are paid to the Caisse des Dépôts et Consignations at the request of Augustin de Romanet de Beaune.

(4)  The directorship of Jean-Marc Espalioux ended on May 7, 2010.

(5)  The full compensation paid to Antoine Frérot is given below under “ — Total compensation paid to Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer of Veolia Environnement.”

(6)  Directors’ fees are paid to Olivier Costa de Beauregard at the request of the Groupe Industriel Marcel Dassault.

(7)  Amounts before withholding tax at source.

(8)  Directors’ fees are paid to Dr. Mohd Alhamadi at the request of Qatari Diar Real Estate Investment Company. Fees due in respect of the 2010 fiscal year have been paid in 2011 by our Company. The tax treaty between France and Qatar exempts our Company from withholding tax at source.

(9)  Murray Stuart resigned from his directorship with effect from December 31, 2009.

Directors’ Fees in 2011

The General Shareholders’ Meeting held on May 7, 2011, based on a proposal from our Board of Directors, set the total annual amount of directors’ fees at €866,000. Since 2010, there is also an “attendance premium”: half of the amount of directors’ fees due to a director is paid in proportion to his or recorded attendance (with attendance using telecommunication methods counted as attendance). For the year 2011, the Board of Directors decided to allocate the directors’ fees using the same breakdown as in 2010, on the basis of seventeen directors and one non-voting member (censeur), applying, if necessary, a pro rata reduction in cases of nominations or terminations of office during the fiscal year:

•

an amount of €33,600 in respect of the directorship, comprising (a) a fixed amount of €16,800 and (b) a variable potential amount of €16,800 paid only in proportion to the rate of attendance of the relevant director at meetings of the Board during the year;

•

an additional amount of €8,400 in respect of the participation of a director as a member (and not as Chairman) of a Board Committee;

•

an additional amount of €84,000 for the Vice-Chairman of the Board;

•

an additional amount of €67,200 for the Chairman of the Accounts and Audit Committee;

•

an additional amount of €33,600 for the Chairman of the Nominations and Compensation Committee;

•

an additional amount of €16,800 for the Chairman of the Research, Innovation and Sustainable Development Committee; and

•

an amount of €16,800 in respect of the non-voting member’s term of office (or 50% of the amount set aside in respect of the directorship), half of which is only due in proportion to the rate of the non-voting member’s attendance at meetings of the Board.

Amount and distribution of directors’ fees in 2012

Following the proposals made by the Nominations and Compensation Committee, the Board of Directors, on March 15, 2012, decided not to request any changes to the annual amount of directors’ fees be approved by the General Shareholders’ Meeting, which will be held on May 16, 2012. It decided, furthermore, to retain the same breakdown of directors’ fees as that applied in 2011 subject to the following changes:

•

the Chairman and Chief Executive Officer indicated to the Board of Directors his decision to waive his directors’ fees for the year 2012;

•

the Board of Directors having decided to replace the post of Vice-Chairman, which expires at the time of the General Meeting of Shareholders on May 16, 2012, by that of Senior Independent Director, the annual amount of directors’ fees allocated to the Senior Independent Director in an official capacity has been set at €50,000 (or a reduction of €34,000 compared to the fees allocated to the Vice-Chairman of the Board in an official capacity).

Executive Committee Compensation

All members of the Executive Committee in office on December 31, 2011 (excluding the Chairman and Chief Executive Officer) received gross compensation totaling €5,222,821 in 2011 (for an Executive Committee made up of 9 members excluding the Chairman and Chief Executive Officer), as compared to €5,047,615 in 2010 (for an Executive Committee made up of 8 members excluding the Chairman and Chief Executive Officer).

The tables below show the total gross compensation paid out to members of our Executive Committee in office on December 31, 2009, 2010 and 2011, with the exception of the Chairman and Chief Executive Officer, including fixed and variable compensation paid by or due from Veolia Environnement in respect of these fiscal years, as well as benefits in kind and directors’ fees received by Executive Committee members in respect of directorships held in companies of our Group in France and abroad. Compensation of members who left the Executive Committee during the relevant year is not included.

(in euros)	2009 fiscal year (9 members*)
	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,359,287	3,326,648
Variable compensation	2,632,891	1,238,406 (1)
Directors’ fees
• Paid by Veolia Environnement	–	–
• Paid by controlled companies	158,600	158,600
Benefits in kind	22,408	22,408
TOTAL	6,173,186	4,746,062
(1) Variable portion for the year 2008 paid in 2009. (*) Including Mr. Antoine Frérot in his capacity as Chief Executive Officer of the Water Division

(in euros)	2010 fiscal year (8 members)
	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,067,244	3,067,244
Variable compensation	2,328,945	1,817,258 (1)
Directors’ fees
• Paid by Veolia Environnement	–	–
• Paid by controlled companies	140,161	140,161
Benefits in kind	22,952	22,952
TOTAL	5,559,302	5,047,615
(1) Variable portion for the year 2009 paid in 2010.

(in euros)	2011 fiscal year (9 members)
	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,113,259	3,113,259
Variable compensation	1,335,273	1,923,382 (1)
Directors’ fees
• Paid by Veolia Environnement	–	–
• Paid by controlled companies	162,245	162,245
Benefits in kind	23,935	23,935
TOTAL	4,634,712	5,222,821
(1) Variable portion for the year 2010 paid in 2011.

Contrary to the previous fiscal year where profit-sharing of €36,000 had been paid out in 2010 in respect of 2009, no profit-sharing was paid out to employees under an employment contract with our Company in 2011 in respect of 2010.

Retirement Plans and Other Benefits

There is no contract between the members of the Board and our Company or any of our subsidiaries that provides for the payment of benefits or compensation owed or that may be owed in the event such members cease or change their employment with our Company or with our subsidiaries, other than the compensation in the event of a termination of the Chief Executive Officer’s office and the supplementary defined benefits Group pension plan described below.

Compensation in the Event of Termination as Chairman and Chief Executive Officer

In accordance with the recommendations of the AFEP-MEDEF Code, our Company’s Board of Directors at its meeting on December 17, 2009, took note that, effective January 1, 2010, Mr. Antoine Frérot’s employment contract, which was suspended on November 27, 2009 when he was appointed Chief Executive Officer of Veolia Environnement, would be terminated (under French corporate governance principles, Chief Executive Officers work without employment contracts). It should be noted that the termination of Mr. Antoine Frérot’s employment contract causes him to lose the right under the collective bargaining agreement to receive compensation for his seniority within the Group.

Pursuant to a proposal of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to award Mr. Antoine Frérot compensation in the event of his termination as Chief Executive Officer, in accordance with the provisions of the “TEPA” Act (Article L. 225-42-1 of the French Commercial Code). Such compensation is conditioned on compliance with performance requirements, and is excluded if he is entitled to a retirement pension under the supplementary defined benefits Group pension plan set up for the members of our Executive Committee or if he accepts another position within the Group. Payment of this compensation is limited to situations of dismissal, non-renewal of his position or “forced departure in connection with a change of control or strategy.” In accordance with the AFEP-MEDEF Code, the maximum amount of this termination compensation is twice the amount of total annual gross compensation (excluding directors’ fees and in-kind benefits), including the fixed portion of compensation for the last fiscal year (“Fixed Portion”) and the average variable portion of compensation (“Variable Portion”) paid and owed for the last three fiscal years ended before the termination of the Chief Executive Officer (“Reference Compensation”). The amount and the fixed and variable components of this termination compensation both depend on meeting the performance objectives applied to calculate his annual variable compensation. The amount of this termination compensation is equal to twice the sum of (1) the Variable Portion of his Reference Compensation (the average of the last three fiscal years) and (2) the Fixed Portion of his Reference Compensation (last fiscal year), adjusted by a “Performance Rate” equal to the average percentage of the target bonus (also called “base bonus” or meeting 100% of annual objectives) met over the last three fiscal years ended before the termination of his position. In the event that Mr. Antoine Frérot is terminated as Chief Executive Officer before it is possible to calculate the Reference Compensation or the average Performance Rate over the last three full fiscal years, these indicators will be calculated over the last one or two full fiscal years, as the case may be, before the date of Mr. Antoine Frérot’s termination as Chief Executive Officer.

This compensation, in the event of the termination of Mr. Antoine Frérot’s term of office, was approved on May 7, 2010 by our General Shareholders’ Meeting.

Supplementary defined benefits group pension plan

Starting in the 2006 fiscal year, we set up a supplementary defined benefits group pension plan for the members of our Executive Committee, in line with practices of other groups included in the CAC 40.

This supplementary pension plan is a regulated agreement subject to the provisions of Article L. 225-42-1 of the French Commercial Code. Accordingly, it was presented for authorization and approved at the Annual General Shareholders’ Meeting held on May 11, 2006.

This supplementary pension plan, whose financing is outsourced to an insurance company, includes the following:

•

a specific plan that takes into account the cancellation of the supplementary pension plan for the benefit of our executive managers after the split-up of the Vivendi and Veolia Environnement groups and the loss of seniority they had acquired through December 31, 2002 as employees of the former principal shareholder (Compagnie Générale des Eaux, which became Vivendi Universal and was thereafter renamed Vivendi);

•

an additional plan that is separate from other pensions, that is based on seniority (a minimum of five years’ seniority and two years’ seniority as a member of the Executive Committee) and that is capped at 25% of covered compensation (for 25 years’ seniority);

•

a limit on the total retirement benefits received set at a maximum of 50% of covered compensation;

•

salaried management employees and senior executive management acquire a potential right to an annual retirement pension calculated as a percentage of their reference compensation up to an amount equal to 60 times the annual Social Security maximum; and

•

in accordance with legal requirements, the benefits of this supplementary group pension plan are conditioned on the member’s completion of his/her career, whether he/she is a salaried management employee or someone who holds a senior executive management position in our Company.

In March 2009 (approved by the General Shareholders’ Meeting held on May 7, 2009), the rules and regulations of this plan were amended following our Company’s adoption of provisions bringing it into conformity with the provisions of the AFEP-MEDEF Code recommending the termination of the employment contract of the Chairman and Chief Executive Officer. To ensure that the termination of the employment contracts of senior executive management was not detrimental to them, it was decided to amend the rules and regulations governing this plan in order to clarify the eligibility requirements of this supplementary defined benefits Group pension plan for senior executive management, whether or not parties to an employment contract.

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

In accordance with the provisions of Articles L.225-38 and L.225-40 of the French Commercial Code, on the basis of a special report prepared by the statutory auditors, the General Shareholders’ Meeting of May 7, 2010 approved these changes to the extent that they concern senior executive management.

The amount booked as provisions (cost of services rendered) for this supplementary Group pension for 2011 is equal to the amount shown as post-employment benefits in Note 40 to our Consolidated Financial Statements contained in Item 18. of this annual report on Form 20-F.

Mr. Henri Proglio is no longer a member of this Group plan. He chose to exercise his retirement rights on November 1, 2009 after having acquired more than 37 years of seniority within the Group. Due to Henri Proglio’s very lengthy period of service within the Company and the rights acquired as a result of this seniority, the annual amount of his lifetime annuity is estimated to be 37% of his annual reference compensation.

In accordance with the recommendations of the AFEP-MEDEF Code, the value of the benefits provided by the supplementary pension plan is taken into account when setting the Chairman and Chief Executive Officer’s total compensation. Furthermore, the group of potential beneficiaries is not limited only to senior executive management, but also includes salaried executive managers who are members of our Executive Committee. Each year, the increase in potential rights is equal to only a limited percentage of the beneficiaries’ compensation. Thus, in the case of the “specific” plan, which takes into account seniority acquired until December 31, 2002 with our Company’s principal shareholder (Compagnie Générale des Eaux, which became Vivendi Universal and was thereafter renamed Vivendi), potential rights represent 0.4% of the beneficiary’s reference compensation per year of seniority. In the case of the “additional” plan, which takes into account seniority acquired after December 31, 2002, potential rights represent 10% of the beneficiary’s reference compensation after five years’ seniority, including at least two years’ seniority as a member of our Executive Committee, and then 0.75% of his reference compensation per additional year of seniority. The reference period used to calculate benefits is average compensation calculated over several years and excludes compensation paid at the time of employment termination or retirement, as well as any other type of extraordinary compensation. Lastly, provided he is still with the Company at the time of his departure or retirement in accordance with legal requirements, based on his seniority (over 20 years), at the end of December 2010, the hypothetical annual amount of the lifetime annuity of Mr. Antoine Frérot, the Chairman and Chief Executive Officer, would be equal to 30% of his annual reference compensation when he has retired.

As of December 31, 2011

	Employment Contract (1)		Supplementary Pension Plan		Compensation or Benefits Owed or Likely to Be Owed in the Event of Termination or A Change of Position		Compensation Pursuant to A Covenant Not to Compete
Directors – Corporate Officers	Yes	No	Yes	No	Yes	No	Yes	No
Antoine Frérot, Chairman and Chief Executive Officer		X (1)	X (2)		X (3)			X
Start date of term of office as Chief Executive Officer: November 27, 2009
End date of term of office as Chairman and Chief Executive Officer: AGM 2014

(1)  Pursuant to a decision adopted by the Board of Directors on December 17, 2009, the employment contract of the Chief Executive Officer, Antoine Frérot, was terminated with effect as of January 1, 2010. Under French law, a Chief Executive Officer is not a salaried employee, and thus may not have an active employment contract (his compensation is determined by the Board of Directors).

(2)  Frérot is a member of the supplementary defined benefits group pension plan set up for the members of the Executive Committee of Veolia Environnement (See below under “ – Total compensation paid to Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer of Veolia Environnement”).

(3)  Pursuant to a decision adopted by the Board of Directors on December 17, 2009, Antoine Frérot is entitled to compensation in the event of termination of his term of office as Chief Executive Officer, in accordance with the provisions of the “TEPA” Act (Article L. 225-42-1 of the French Commercial Code) and the AFEP-MEDEF consolidated corporate governance code (See “—Compensation in the Event of Termination as Chairman and Chief Executive Officer” above).

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Principles used to determine the compensation of Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer

Fixed compensation and benefits

At its meeting on March 24, 2011, the Board of Directors decided, pursuant to a recommendation of the Nominations and Compensation Committee, to set, for the year 2011, the fixed portion of compensation awarded to Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer of our Company, at €900,000.

In addition to his compensation, he is entitled to a company car and to social security benefits equivalent to those of employees (sickness, disability). Furthermore, he is eligible for the supplementary defined benefits group pension plan set up in 2006 for category 9 management employees and directors, executive corporate officers of Veolia Environnement.

Variable compensation for the 2010 and 2011 fiscal years

2010 variable compensation of Mr. Antoine Frérot, as Chairman and Chief Executive Officer

Following the proposals made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 24, 2010, decided, for the purpose of determining the variable portion of the Chief Executive Officer’s compensation in respect of the year 2010, to use a quantitative portion of 70% and a qualitative portion of 30%. The criteria for the quantitative portion of the variable compensation of the Chief Executive Officer involve the achievement of the budgetary objectives relating, on the one hand, to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in Working Capital Requirements (weighted at 35%), and, on the other hand, to the increase in Operating Income (weighted at 35%).

These criteria were in line with our objectives for 2010, which were a positive free cash flow after the payment of dividends and increasing adjusted operating income.

Applying these criteria and given that the objectives announced for the year 2010 had been exceeded, the Board of Directors decided, at its meeting on March 24, 2011, to award Mr. Antoine Frérot an amount of €754,063 in respect of the quantitative and qualitative portions of his variable compensation for 2010.

2011 variable compensation of Mr. Antoine Frérot, as Chairman and Chief Executive Officer:

At its meeting on March 24, 2011, the Board of Directors decided, pursuant to the proposals made by the Nominations and Compensation Committee and for the purpose of determining the variable portion of the Chief Executive Officer’s compensation in respect of the year 2011, to use a quantitative portion of 70% and a qualitative portion of 30%. In line with our 2011 objectives, which were a positive free cash flow after the payment of dividends and increased adjusted operating income (excluding the effect of the Veolia Transport-Transdev merger) and an increase in net profits, the criteria applied to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation involved the achievement of the budgetary objectives relating (i) to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in Working Capital Requirements (weighted at 35%) and (ii) to the increase in Operating Income (weighted at 35%).

The qualitative portion of 30% was assessed with respect to the following qualitative criteria: individual and managerial performance, the implementation of Group projects creating synergies and the promotion of actions taken by the Group in terms of safety.

Applying these criteria and given the very partial achievement of the objectives announced for the year 2011 (achievement of a positive free cash flow above the external objectives announced and an adjusted operating income sharply decreasing as compared to 2010), the Board of Directors, on March 15, 2012, decided to award Mr. Antoine Frérot an amount of €244,940 in respect of the quantitative portion of his variable compensation for 2011. However, at the specific request of Mr. Antoine Frérot, he was not awarded the qualitative portion of variable compensation by the Board of Directors.

The methods used to calculate the variable portion of the Chairman and Chief Executive Officer’s compensation for the year 2012, adopted by the Board of Directors on March 15, 2012, are set out under “—Compensation of Mr. Antoine Frérot in his capacity as Chairman and CEO and objectives for 2012” below.

Total compensation paid to Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer of Veolia Environnement

During the year 2011, the total compensation paid to Mr. Antoine Frérot amounted to €1,739,819. Mr. Antoine Frérot thus received the fixed portion of his compensation for 2011 (€900,000), as well as the variable portion of his compensation in his capacity as Chairman and Chief Executive Officer of Veolia Environnement for the year 2010, paid in 2011 (€754,063). Finally, he received benefits in kind and directors’ fees in respect of his positions held within our Company and other companies of our Group.

In respect of the year 2011, the total compensation due amounts to €1,230,696 (down 20.7% compared to that due in respect of the 2010 fiscal year) including the fixed portion of his compensation for 2011 (€900,000), the variable portion of his compensation for the 2011 fiscal year (€244,940) as well as the benefits in kind and directors’ fees in respect of his positions held within our Company and other companies of our Group.

The table below shows a summary of compensation of all kinds, detailed in the tables hereafter and under “—Share Subscription and Purchase Options” below concerning information relating to stock subscription or purchase options and performance shares.

Table summarizing the total compensation, options and shares granted to Mr. Antoine Frérot for the year 2011

(in euros)	2010 Fiscal Year	2011 Fiscal Year
Total compensation owed for the fiscal year	1,552,255	1,230,696
Value of options granted during the fiscal year	–	–
Value of performance shares granted during the fiscal year	–	–
TOTAL	1,552,255	1,230,696

Table summarizing the compensation paid out to Mr. Antoine Frérot

(in euros)	2010 Fiscal Year		2011 Fiscal Year
	Amounts Owed for the Fiscal Year	Amounts Paid Out During the Fiscal Year	Amounts Owed for the Fiscal Year	Amounts Paid Out During the Fiscal Year
Variable compensation (in his capacity as Chief Executive Officer of the Water division)	n/a	369,200 (1)	n/a	n/a
Fixed compensation in his capacity as Chairman and Chief Executive Officer of the Company (*)	750,000	779,751 (2)	900,000	900,000
Variable compensation in his capacity as Chairman and Chief Executive Officer of the Company (*)	754,063 (3)	n/a	244,940 (4)	754,063
Extraordinary compensation	-	-	-	-
Directors’ fees
• Paid by Veolia Environnement	21,877	13,477 (5)	33,600	33,600 (5)
• Paid by controlled companies (6)	24,867 (6)	24,867 (6)	50,558 (6)	50,558 (6)
Benefits in kind (7)	1,448	1,448	1,598	1,598
TOTAL	1,552,255	1,188,743	1,230,696	1,739,819

n/a: not applicable

(1)  Variable portion for 2009 paid out in 2010.

(2)  Includes compensation arrears of €29,751 for 2009 paid out in 2010.

(3)  Variable portion for 2010 paid out in 2011.

(4)  Variable portion for 2011 to be paid out in 2012.

(5)  Directors’ fees paid in respect of his position as director for the 4th quarter of the previous fiscal year and the first three quarters of the current fiscal year.

(6)  Directors’ fees received in respect of positions in other companies of the Veolia Environnement Group, in France and abroad.

(7)  Provision of a company car.

(*)  CEO until December 12, 2010, then Chairman and Chief Executive Officer from this same date.

Compensation of Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer and objectives for 2012

Following the recommendations made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 15, 2012, decided, for the year 2012, to maintain the fixed portion of compensation awarded to Mr. Antoine Frérot at €900,000.

In line with our objectives for 2012, the Board of Directors decided, for the purposes of determining the variable portion of the Chairman and Chief Executive Officer’s compensation in respect of the 2012 fiscal year, to use a quantitative portion of 70% and a qualitative portion of 30%.

The criteria applied to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation for 2012 remain unchanged as compared to 2011 and involve the achievement of the budgetary objectives relating (i) to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in Working Capital Requirements (weighted at 35%) and (ii) to the increase in Adjusted Operating Income (weighted at 35%).

Furthermore, the qualitative portion of 30% will be assessed depending on the achievement of our strategic transformation plan.

Details about Options Awarded

With regard to the policy for the allocation of stock subscription or purchase options and performance shares to our corporate officer, the Board of Directors, on March 24, 2011, decided that due to legal constraints, no allocation of this kind to the Chairman and Chief Executive Officer would be made during the year 2011. For the same reasons, the Board of Directors, on March 15, 2012, decided that no allocation of stock subscription, purchase options or performance shares to the Chairman and Chief Executive Officer would be made during the year 2012.

Information, concerning any stock subscription or purchase options granted to and exercised by the Chairman and Chief Executive Officer during the year 2011, appears under “—Share Subscription and Purchase Options” below.

Obligations of the Chairman and CEO to retain shares

In accordance with Article L. 225-185 of the French Commercial Code, our Board of Directors decided on March 29, 2007, at the proposal of the Nominations and Compensation Committee, to apply a rule to require its Chairman and Chief Executive Officer to set up a Veolia Environnement share portfolio equal to 50% of the balance of the shares that result from exercising options after payment of tax (capital gains and mandatory social security contributions) and the cost of financing (number of options that it is necessary to exercise by combined exercise and sale in order to finance the exercise price of the portfolio to be set up and the tax). That rule has not been applied in practice, as the performance criterion set in the 2007 stock options plan has not been satisfied and considering that no options or performance shares have been awarded to our directors and executive officers since that date. The rule may be reassessed by the Board in the future.

BOARD PRACTICES

After we were converted into a société anonyme with a Board of Directors on April 30, 2003, the Accounts and Audit Committee and the Nominations and Compensation Committee, and their respective internal rules and regulations, were retained and modified to meet the requirements of our new Board of Directors. In addition, at its meeting of September 14, 2006, our Company’s Board of Directors created the Strategy, Research, Innovation and Sustainable Development Committee (now the Research, Innovation and Sustainable Development Committee).

Accounts and Audit Committee

Operations and Composition of the Committee

The Accounts and Audit Committee is held at the initiative of its own Chairman or at the request of the Chairman of the Board of Directors at least five times per year to review the periodic and annual financial statements before their submission to the Board of Directors. In 2011, the Accounts and Audit Committee met seven times (as in 2010). The average rate of attendance in 2011 was 96.4% (compared to 100% in 2010).

The Accounts and Audit Committee has three to five members appointed by the Board of Directors from among the directors (excluding those directors in management positions) pursuant to a recommendation made by the Nominations and Compensation Committee. The Board appoints the Committee Chairman.

As of the date of this annual report on Form 20-F, this committee has four independent members, as required by the internal regulations of the Board of Directors: Daniel Bouton (Chairman), Pierre-Andre de Chalendar, Paul-Louis Girardot and Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard. The composition of this committee did not change in 2011.

According to the internal regulations of the Accounts and Audit Committee, its members are required to be chosen on the basis of their financial or accounting expertise and at least one committee member must have specific financial or accounting expertise and be independent under the criteria specified in the internal rules and regulations of the Board of Directors. On March 24, 2011, the Board of Directors deemed all the committee members to be financial experts within the meaning of the U.S. Sarbanes-Oxley Act and applicable French legislation, on the grounds that they possessed the necessary expertise and experience. All of the committee's members are considered to be independent under Section 303 A.06 of the New York Stock Exchange Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934.

Duties of the Committee

The duties of the Accounts and Audit Committee, which had already taken into account U.S. laws and regulations concerning the assessment of internal controls of financial and accounting information, were changed by the Board of Directors on March 24, 2009, and then on November 9, 2010, to implement the Order (ordonnance) of December 8, 2008 transposing into French law the Eighth Directive on Statutory Audits of Corporate Financial Statements (Directive 2006/43/EC), which have been applicable to us since September 1, 2010, as well as the AMF recommendations of July 2010.

In general, the Accounts and Audit Committee is responsible for monitoring issues concerning the preparation and control of accounting and financial information and, in particular, for monitoring (i) the integrity of our financial statements and the process for preparing financial information; (ii) the effectiveness of internal control systems concerning financial and accounting information and our risk management systems that are expressed in the accounting system, or identified by executive management, and that may affect the financial statements; (iii) our compliance with statutory and regulatory requirements where these are relevant to financial reporting or internal control; (iv) evaluation of the auditors' skills and independence; and (v) the performance of their duties by our internal audit department and the auditors with respect to auditing the individual and consolidated annual financial statements. In this regard, the duties of the committee are:

(a) Process of preparing accounting and financial information: (i) together with the auditors, reviewing the relevance and consistency of the accounting methods used to prepare the individual or consolidated financial statements, examining whether major transactions are adequately processed on a Group-wide level; (ii) reviewing the scope of consolidated companies and the procedures for collecting financial and accounting information and interviewing and seeking the explanations and comments of the auditors in this respect, where necessary; (iii) giving an opinion on the draft semi-annual and annual individual and consolidated financial statements prepared by executive management before those statements are presented to the Board; (iv) interviewing the auditors, the members of executive management and financial officers, particularly on the off-balance-sheet commitments, depreciation/amortization, provisions, goodwill and principles of consolidation; such interviews may be conducted without the presence of our executive management; (v) taking cognizance of, and expressing an opinion on the process of preparing press releases on the occasion of publication of the annual or semiannual financial statements and the quarterly information; and in the context of the Board's examination of the press releases concerning, in particular, the annual and semi-annual financial statements, making sure that the presentation of this financial information to the market is consistent with the information in the financial statements, according to the information in its possession.

(b) Internal audit: (i) taking cognizance of our audit charter; (ii) examining our annual internal audit program once a year ; (iii) periodically receiving information from our Company with respect to the progress in the program to audit and assess the internal control system (cf. section 404 of the Sarbanes-Oxley Act) and risk management, summaries of the auditing assignments carried out and, once a year, an overall analysis of the main lessons learned from the auditing year; and (iv) interviewing the head of the internal audit department and giving the committee’s opinion on the organization of the work of his department.

(c) Effectiveness of the internal control and risk management systems, within the framework of the provisions of Section 404 of the Sarbanes-Oxley Act (evaluation of the effectiveness of the internal control procedures regarding financial and accounting information) in particular, and Article L. 823-19 of the French Commercial Code (cf. Order of December 8, 2008 having implemented the Directive concerning the statutory auditing of financial statements): Concerning the monitoring of the effectiveness of internal control systems: (i) periodically receiving information from our Company about the organization and procedures of internal control relating to financial and accounting information; (ii) interviewing the head of the internal control department and giving the committee’s opinion on the organization of the work of his department; (iii) hearing an annual report from the Ethics Committee on the whistleblowing system available to employees with respect to accounting, finance, management audits and control; having significant matters referred to it by the Ethics Committee in said fields and ensuring the follow-up of those cases with said committee. Concerning monitoring of the effectiveness of the system of managing the risks expressed in the financial statements or those identified by executive management that may have an effect on the financial statements:(iv) periodically examining the mapping of the main risks identified by executive management that may affect the financial statements; (v) taking cognizance of the main characteristics of the systems for managing those risks and the results of their operation, based in particular on the work of the risk management department, the internal audit department and the auditors in relation to internal control procedures; and (vi) following up implementation of corrective actions in relation to any identified weaknesses that might have an impact on the financial statements.

(d) Auditors: (i) reviewing the auditors' planned work on an annual basis; (ii) interviewing the auditors and the officers in charge of finances, accounting and treasury, in certain cases, without the presence of members of our executive management; (iii) supervising the procedure for choosing auditors and making recommendations thereon; (iv) giving its opinion regarding the amount of fees requested by the auditors; (v) giving its prior approval to auditor activities that are strictly ancillary or directly complementary to the audit of the financial statements; and (vi) being informed of the fees that we and our Group pay to the audit firm and network, ensuring that the amount of these payments or the share of these payments in the firm's and the network's revenue does not call into question the independence of the auditors, and reviewing together with the auditors any risks threatening their independence and the precautionary measures to be taken to reduce such risks.

Committee Activities in 2011

In 2011, the Accounts and Audit Committee organized its activities, as before, within the framework of a program drawn up by the Committee for the year. The meetings are covered by minutes and by a report from the Chairman of the Committee to the Board of Directors.

The Accounts and Audit Committee proceeded to review the annual and semi-annual financial statements and the associated business report. It reviewed the main accounting options, asset impairment tests and risk agreements. The Committee noted the financial information and business reports of the first and third quarters of 2011. Pursuant to the provisions of Section 404 of the Sarbanes-Oxley Act, the Committee read the summary of the internal control activities and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, audited by the auditors, and examined the 20-F report for 2010. It examined fraud reporting, and reviewed the plans of action for fraud prevention, as well as the report on the activities of the Ethics Committee. The Accounts and Audit Committee examined the summaries of the internal audit assignments performed in 2010 and the first half of 2011 and approved the internal audit program for 2012.

Moreover, together with our Company’s managers, the Committee reviewed the key processes involved in its duties: review of the financial policy and planned financing transactions, review of the investment process, tax review and review of legal reporting on major disputes, review of the roll-out of the “Agora” management system and financial procedures, financial review of the Water and Environmental Services divisions, review of the risk management system and update on the implementation of its plans of action, and review of the environmental risk management system. The Committee was also specifically informed of the finalization of the planned merger between Veolia Transport and Transdev, of a fraud committed in a subsidiary (Marine Services), of Dalkia's major planned investment in Poland and of IFRS changes.

The Committee approved the auditors’ assignments for 2011 and fee budget for 2012; it reviewed the state of their terms of office as well as their independence, and how they organized their tasks and recommendations. It was also involved in the process to reappoint an auditor.

The Committee may interview persons outside of our Company if it deems such interviews of use to the performance of its duties. In addition, the Committee may consult with outside experts. It may also interview our financial officers or the auditors without the presence of the Chief Executive Officer. Accordingly, in the past fiscal year, the Chairman of the Accounts and Audit Committee and/or the Committee members interviewed and met with our Chief Finance Officer, the financial services director, the management process and systems director, our internal audit director, the Secretary General, the general counsel, the senior tax director, the risk management director, the sustainable development director, the ESG-performance director, the business development director, the Veolia Propreté finance director, the secretary general in charge of finances at Veolia Water, the senior executive vice-president in charge of the Energy Services division, the chief finance officer of Dalkia, the vice president of Dalkia Central Europe, and our auditors. The Committee did not call upon outside consultants in 2011.

The Nominations and Compensation Committee

Operations and Composition of the Committee

The Nominations and Compensation Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors, at least twice a year. In 2011, the Nominations and Compensation Committee met three times (compared to six times in 2010). Its members’ average attendance rate was 100% (it was also 100% in 2010).

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

As of the date of this annual report on Form 20-F, this Committee has four members, three of whom are independent (as indicated by an *) on the basis of the criteria set forth in the Board's internal rules and regulations: Serge Michel (Chairman), Daniel Bouton,(*), Louis Schweitzer(*) and Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard(*). The composition of this Committee did not change in 2011.

Duties of the Committee

The main duties of the Nominations and Compensation Committee are as follows:

(a) Compensation: (i) to study and make proposals regarding the overall compensation of our directors and executive officers, in particular with regard to the rules and criteria governing the variable portion of compensation consistent with the annual evaluation of their performances and the medium-term strategy and performance of the Company and the Group, and with regard to the granting of in-kind corporate benefits, stock purchase or subscription options and allocation of bonus shares, pension plans, termination compensation and any other benefits, ensuring that all such components are taken into account in evaluating and setting their overall compensation; (ii) to propose to our Board of Directors an overall amount of directors' fees to be paid to our directors, as well as the rules for the distribution of these; (iii) to give our Board of Directors its opinion regarding the general policy and terms and conditions for granting stock purchase or subscription options, allocation of bonus shares and setting up employee stock ownership plans, as well as the provisions for sharing the performances of our Company or Group with employees; (iv) to make proposals to the Board concerning the granting of stock options and, if applicable, bonus shares to our directors and executive officers, as well as with respect to the performance conditions applicable thereto; (v) to make proposals to our Board concerning the obligation of our directors and executive officers to keep shares obtained by exercising stock purchase or subscription options or, if applicable, the allocation of bonus shares; and (vi) to give its opinion concerning the compensation policy with regard to our key managers who are not also directors or executive officers of our Company or of other companies of the Group.

(b) Nominations: the Committee is charged with making recommendations regarding the future composition of our management bodies and, most importantly, is responsible for selecting our directors and executive officers and a succession plan and it recommends the appointment of directors, as well as the members and Chairman of each committee of the Board, striving to ensure diversity in experience and points of view, while making certain that the Board of Directors retains the necessary objectivity and independence vis-a-vis any specific shareholder or group of shareholders. The Committee gives its opinion on the succession plan for our key managers who are not also directors or executive officers of the Company. The Nominations and Compensation Committee strives to ensure that at least (i) one-half of the directors on the Board of Directors, (ii) two-thirds of the members of the Accounts and Audit Committee and (iii) one-half of the members of the Nominations and Compensation Committee are independent directors. Each year, the Nominations and Compensation Committee conducts a case-by-case evaluation of each of the directors with regard to the independence criteria as set forth in the internal regulations of the Board of Directors and makes proposals to the Board of Directors for the Board's review of the situation of each director in question.

(c) Evaluation: The Nominations and Compensation Committee assists the Board in its periodic evaluation work. It prepares the Board's annual evaluation of its organization and operations and leads the formal evaluation of the Board that is carried out every three years by an outside organization. Each year, the Committee provides the Board of Directors with a report evaluating the performances of the Chairman and of the directors, as well as the actions of executive management. The Board then discusses this report. Lastly, each year, the key managers who are not also directors or executive officers of our Company have a meeting and interview with each member of the Committee.

Activities of the Committee in 2011

In 2011, the activities of the Nominations and Compensation Committee were devoted to changes in the composition of its Board, reappointing existing members or selecting new ones; preparing proposals and recommendations for the Board concerning the compensation of the Chairman and Chief Executive Officer and Executive Committee (setting the variable portion for 2010 and the fixed portion for 2011, criteria for calculating the variable portion for 2011); stating its opinion on the compensation of the Executive Committee members; stating its opinion on the policy with respect to awarding stock-options and employee stock ownership; issuing conclusions and following up on the formal evaluation of the operation of the Board of Directors and its committees; assessing the independence of the directors; reviewing the budget for directors' fees and distributing such fees among the directors.

Research, Innovation and Sustainable Development Committee

Operations and Composition of the Committee

In accordance with its internal rules and regulations, the Research, Innovation and Sustainable Development Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors. It is required to hold at least three meetings per year. During the 2011 fiscal year, the Committee met six times (as it did in 2010). Its members' average attendance rate was 100% (compared to 100 % in 2010).

The Research, Innovation and Sustainable Development Committee has three to five members, who are appointed by the Board of Directors pursuant to recommendations made by the Nominations and Compensation Committee. The Chairman of the committee is appointed by the Board of Directors on the basis of a proposal made by the Chairman of the Board.

As of the date of this annual report on Form 20-F, this Committee had three members, who were appointed by the Board of Directors on September 14, 2006, two of whom are independent (*): Philippe Kourilsky (Chairman), Paul-Louis Girardot (*) and Pierre-André de Chalendar (*) The composition of this Committee did not change in 2011.

Duties of the Committee

The duties of the Research, Innovation and Sustainable Development Committee are to assess the research and development of sustainable development strategies and policies proposed by the departments of our Company and Group responsible therefor and to state its opinion to the Board of Directors.

The Committee is informed of programs and priority actions undertaken and it evaluates the results thereof. In particular, it keeps abreast of budgets and staff levels and gives its opinion regarding the allocation of resources and whether they are appropriate in light of strategic choices made.

The Committee's main contacts are our Chairman of the Board of Directors, Executive Management and Executive Committee, our research, innovation and development and sustainable development departments, as well as any other manager within our Company who has information or opinions that may be of use to the Committee.

The Committee may also interview persons outside of our Company if it deems such interviews of use to the performance of its duties. In addition, the Committee may consult outside experts.

Activities of the Committee in 2011

In 2011, the Research, Innovation and Sustainable Development Committee interviewed the senior executive vice-president, the director of sustainable development, the heads of our R&D subsidiary VERI (Veolia Environnement Recherche et Innovation), and, since divisions were involved, executive managers and technical and developmental directors. Each of those entities had completed a quantitative and qualitative questionnaire in advance. Following a consolidation meeting in the presence of the Chairman and Chief Executive Officer, the Chairman of the Committee reported on the Committee's activities in 2011 and gave his assessment of that year at the Board of Directors' meeting on December 15, 2011. In 2011 the Committee monitored changes within our Group in the following areas: human resources and budgets devoted to innovation and sustainable development; organization of R&D based on a matrix structure; interface between VERI and the divisions and/or operational units; definition and consolidation of the scope of R&D; structuring and follow-up of the R&D project portfolio; identification and roll-out of field innovations; industrialization of innovations; protection of competitive advantages; R&D watch and start-ups (VIA, "Veolia Innovation Accelerator"); benchmarking for innovation set by the divisions; sizing of the sustainable development department relative to our Group; international orientation and cross-over of innovation between divisions; innovative business models; positioning of innovation at the highest level.

Committees Created by Management

Disclosure Committee

The Disclosure Committee was created by the Chairman of the management board (the equivalent of the Chief Executive Officer under our former governance structure) and our Chief Finance Officer on December 11, 2002, the date on which the proposal to create such committee was submitted to our management board. The meetings of the Committee are chaired by the Chief Executive Officer.

In addition to the Chief Executive Officer, the Disclosure Committee is composed of the members of our Executive Committee, the financial managers of each division and the key managers of our major centralized departments.

According to its internal rules and regulations, the main duties of the Disclosure Committee are to oversee the implementation of internal procedures for gathering and verifying information to be made public by our Company, to define the procedures for preparing and drafting reports and communications, to review information communicated and to approve the final version of draft reports and communications, in particular our annual report on Form 20-F, that are to be filed with the French and U.S. stock exchange authorities, as well as the manner in which they are published, filed or registered.

The Disclosure Committee meets as often as is necessary to perform its duties and, in any event, at least twice a year. It meets first before the end of each year to organize and initiate the process of drafting our French reference document and our annual report on Form 20-F for the past fiscal year, and it meets again before our annual report on Form 20-F is filed with the U.S. Securities and Exchange Commission (SEC) in order to approve the content of this report. If necessary, the Committee may meet before the announcement of any significant events.

The Disclosure Committee met twice in 2011. At its meeting of April 15, it reviewed, among other things, the procedures for preparing and approving our annual report on Form 20-F before it was filed with the SEC on April 18, 2011, as well as the certificates required to be provided by the Chief Executive Officer and the Chief Finance Officer in accordance with U.S. stock exchange regulations. At its meeting of November 29, 2011, the Disclosure Committee mainly reviewed recent regulatory developments that could have an impact on the communication and publication of information intended for the market, in particular through the French reference document and the annual report on Form 20-F, and initiated the process of gathering information and drafting the annual reports for the 2011 fiscal year.

Ethics Committee

An Ethics Committee was set up by our Executive Committee in March 2004. It has three to five members selected by our Executive Committee. The Ethics Committee elects one of its members as Chairman, and he or she has no special prerogatives over the other members, except that the Chairman has the tie-breaking vote.

Members of the Ethics Committee are chosen from among candidates who are employees, former employees or third parties and are well acquainted with our lines of business and have a career situation that ensures impartiality of judgment and objectivity.

The members of the Ethics Committee are under an obligation to maintain strict confidentiality and are not authorized to disclose their personal positions outside the Company. To ensure their freedom of conscience, they do not receive instructions from our executive management and may not be removed from office for the duration of their term (four years, renewable). The role of the Ethics Committee is to present recommendations regarding our fundamental values. The Committee verifies that this program is accessible to all. Any issue relating to ethics can be brought before this committee by any employee or the Committee can raise issues itself. "Ethics visits" can be performed at any of our operations. Through individual interviews with a representative sample of employees of the site visited, these visits allow the Committee to assess the degree of ethical maturity of the employees, their knowledge of our values, ethical problems that they may encounter and the training that they receive from their hierarchy or give to their employees on the subject.

In 2011, the Ethics Committee continued its major review of our employee standards, which was begun in 2008. Since 2009, visits have been carried out in many countries and regions where we operate, including: Germany, Egypt, United Arab Emirates, Norway, Japan, and South America.

The Ethics Committee is also the last resort for alerts that cannot be expressed to operating management about breaches of rules of conduct, and particularly those detailed in our “Ethics, Commitment and Responsibility” program. This is our whistleblower program. The Committee is vested with all the necessary authority to carry out this mission: it can gather information from any of our employees, the statutory auditors and any third party. It can also call on the Veolia Environnement Internal Audit Department or the services of outside experts. Starting in 2009, the Committee reinforced its internal communication program intended to increase awareness of this whistleblowing system. In order to increase its visibility within the Group, and particularly with non-managers, a comic strip was produced in four languages in 2010 describing the role of the Ethics Committee in a fun way. This comic strip is available on our website.

In 2011, as in previous years, the Committee received few significant ethics alerts. The Committee reports on its work every year to the Accounts and Audit Committee and the Executive Committee.

Risk Committee

The Group Risk Committee is the body responsible for validating and monitoring the effectiveness of action plans put in place to respond to major risks identified in risk mapping. It ensures the effectiveness of the risk management systems and supports them. It can also take a position on risks that it deems to be unacceptable within the context of our activities. It meets three to four times per year. The composition of this committee may be increased depending on the topics placed on the agenda. It is led by the Group Risk Manager and chaired by the Secretary General.

Each of the divisions has its own Risk Committee modeled on that of Veolia Environnement, so as to validate and monitor the deployment of action plans in response to major risks identified during the risk mapping process.

Our Risk Committee held four meetings in 2011. These meetings discussed, in particular, the structuring and roll-out of our insurance programs designed to improve coverage and competitiveness, the analysis of the impacts of nanoparticles on our activities (emerging risk), the organization and implementation of alert and crisis management schemes, the development of the business continuity plan (BCP) for our Finance Department, the examination of the mapping results on specific risks and the analysis of risks relating to the information systems used to prepare financial and accounting information.

EMPLOYEES

Employee Information

The human resources information given below has been taken from the international database that we have been developing since 2001. This database includes around 200 human resources indicators, i.e. more than 270,000 data items per year sorted by company, country and geographical area, for all Group companies throughout the world that are fully or proportionally consolidated and located in the countries in which we have employees.

The main indicators are presented below under different subheadings. Some figures should be interpreted with caution, in particular averages, since the figures below are based on worldwide data that may require a more detailed analysis at the level of the geographical area, country or business area concerned.

Total Number of Employees

As of December 31, 2011, we had 331,266 employees, compared with 317,034 as of December 31, 2010, representing an increase of 14,232 employees (+4.5%).

The following table breaks down our employees by division and by geographical location as of December 31, 2011.

Area	Water *	Environmental Services *	Energy Services	Transportation	TOTAL	%
Europe	57,832	52,629	37,110	77,910	228,179*	68.88%
of which France	26,937***	23,569	13,688	38,607	105,499**	31.85%
North America	3,563	9,062	700	17,375	30,700	9.27%
South America	6,743	7,395	7,865	1,212	23,215	7.00%
Africa/Middle East	8,761***	2,670	2,125	971	14,527	4.39%
Asia/Pacific	19,752	5,665	4,898	4,330	34,645	10.46%
TOTAL	96,651	77,421	52,698	101,798	331,266**	100%
%	29%	24%	16%	31%	100%

*       The Proactiva workforce (12,031 people) has been broken down according to the activities of the companies concerned, between Water (4,961 people) and Environmental Services (7,070 people).

**      For France, this figure includes 2,698 people working at the departments of our headquarters: Veolia Environnement SA, VERI, VETech, Centre d’Analyses Environnementales, Campus Veolia Environnement, Défense Environnement Services, Seureca, OFIS, EOLFI, VE CSP Lyon, VEIS.

***   The Veolia Water Réunion workforce (257 people) is included in the Africa/Middle East area. The workforce for the other areas is attached to France.

As of December 31, 2011, 31.9% of the total Veolia Environnement workforce was located in France, 37.0% in the rest of Europe, 10.5% in the Asia/Pacific region and 20.6% in the rest of the world.

The following table breaks down our employees by division as of December 31, 2011, 2010 and 2009:

	As of December 31,
	2011		2010		2009
Water*	96,651	29%	96,260	30%	95,789	31%
Environmental Services *	77,421	24%	84,740	27%	85,600	27%
Energy Services	52,698	16%	53,457	17%	52,557	17%
Transportation	101,798	31%	80,756	26%	77,591	25%
Total	331,266	100%	317,034	100%	312,590	100%

*     Proactiva’s employees (12,031, 11,470 and 10,656 employees in 2011, 2010 and 2009, respectively) have been divided according to activity, between Water (4,961, 4,903 and 3,633 employees in 2011, 2010 and 2009, respectively) and Environmental Services (7,070, 6,567 and 7,023 employees in 2011, 2010 and 2009, respectively).

Breakdown of Total Workforce by Type of Contract and by Category

Among our 331,266 employees as of December 31, 2011, 304,774 (92%) were on indefinite-term contracts and 26,492 on fixed-term contracts. Over 2011, 6,599 fixed-term contracts were converted into indefinite-term contracts. Among our employees as of December 31, 2011, 30,165 (9.1%) were executives and 301,101 were non-executives. The workforce included 67,978 women, representing 20.5% of the total workforce.

In France, 100,223 (94.8%) of our 105,756 employees as of December 31, 2011 were on indefinite-term contracts and 5,533 were on fixed-term contracts. Over 2011, 2,062 fixed-term contracts were converted into indefinite-term contracts. Among our employees in France, 13,858 (13.1%) were executives and 91,898 were non-executives. The workforce included 21,134 women (20%).

Weighted Average Annual Workforce

The weighted-average annual workforce corresponds to the equivalent number of employees we would have if all employees worked full-time throughout the year. It is calculated by weighting the total workforce against both the employment rate and the amount of time worked by each employee. The weighted average annual workforce in 2011 was 320,105.99 employees, of which 296,936.24 (92.8%) were employees on indefinite-term contracts. In France, the weighted average annual workforce in 2011 was 105,981.07 employees, of which 100,208.31 (94.5%) were employees on indefinite-term contracts.

Consolidated Weighted Average Annual Workforce

The consolidated weighted-average annual workforce figure is calculated by weighting the average annual workforce of the consolidated companies against their financial consolidation rate. Our consolidated weighted-average annual workforce in 2011 was 258,400 employees.

Optional and Mandatory Profit-Sharing

Optional and mandatory profit-sharing paid by our Group in 2011 totaled €154 million (excluding Veolia Transdev), representing 2.5% of the total cost of employment before taxes and social security contributions (excluding Veolia Transdev) in the world.

In France, optional and mandatory profit-sharing totaled €124 million (excluding Veolia Transdev), representing 5.2% of the total cost of employment before taxes and social security contributions (excluding Veolia Transdev) in France.

Labor Relations and Overview of Collective Bargaining Agreements

In 2011, we signed 2,199 collective bargaining agreements, including 1,177 agreements on compensation; 275 agreements on health, safety and working conditions; 302 agreements on labor-management dialogue; and 445 agreements on other subjects or covering several subjects at once. There were 17,162 staff representatives worldwide. In France, 880 collective bargaining agreements were signed, including 494 agreements on compensation; 126 agreements on health, safety and working conditions; 105 agreements on labor-management dialogue; and 155 agreements on other subjects or covering several subjects at once. There were 10,211 employee representatives in France in 2011.

Human Resources Policies

The year 2011 was marked by the announcement of a number of structural changes at the Group level. Because of a difficult economic context, we revealed that we wanted to refocus our business activities on growth markets and services with high added value. A first restructuring announcement was made on August 4, 2011, followed by the announcement of an asset divestment program on December 6, 2011 concerning Veolia Transdev. Due to their expected divestment, our activities in the regulated water market in the United Kingdom and the management of solid waste in the United States will require very close attention in terms of human resources over the coming months.

Within this context, our human resources policy aims to support our business areas, both by assisting them in the major changes in progress and by developing a suitable human resources infrastructure to accompany this change. Moreover, discussions that have been underway since July 2011 on the “Convergence Plan,” which aims to rationalize the organizational structure across all our entities and pool certain processes, have closely involved the entire HR Division, particularly through work groups devoted to the formulation of managerial practices for functional entities and even executive managers. With a view to implementing this new strategy, the Executive Committee was the subject of significant changes over 2011, notably with the appointment of Jean-Marie Lambert as Human Resources Director.

Despite these changes, our industrial model is based on continuity and places our employees at the heart of our success. Whether relating to delegated public service management or industrial contracts, the men and women who deliver our environmental services are totally integrated into the local landscape. The efficiency and the quality of their services create an essential competitive advantage.

This is why ensuring that employees are integrated and retained and that talent is identified continue to be key issues for our Group. In 2011, we therefore continued with the deployment of our joint recruiting and mobility portal. The portal improves readability of job advertisements, particularly internal job advertisements, as well as the quality and traceability of the recruitment and mobility process. Thus, in a difficult economic context, we externally recruited approximately 34,000 employees on indefinite-term contracts across the world and offered our employees more than 16,000 mobility opportunities.

Similarly, we are developing our skills management policy and offer all our staff, at all stages of their careers, a wide range of training programs for them to develop their know-how and ensure they have rewarding professional careers so as to be able to offer the best service possible to our customers. With more than 8 million training hours provided in 2011, and close to ¾ of staff having followed at least one training program, we are continuing to provide the resources to match our ambitions. Therefore, recruitment through work-study schemes remains a priority for us, despite the constraints mentioned previously. This human resources policy is also characterized by labor-management dialogue, notably by the signature on February 3, 2011 of the agreement on the projected management of jobs and skills, supplementing the 2004 agreement on skills development and on-the-job training.

Combating discrimination and promoting diversity remains a fundamental objective for us, as demonstrated by Dalkia obtaining its Diversity Label in July 2011.

Understanding our corporate reality

A reliable and complete system of human resources data collection for all entities of the Group has been required in order to breathe life into our human resources management which affects more than 330,000 staff members in 77 countries. A network of over 900 correspondents across the globe is used each year to collect human resources data from approximately 1,400 entities. New recruits, departures, compensation, training, diversity are included in a total of approximately 200 indicators collected on the basis of common definitions used by all the divisions.

Given the international scope of our Group, these common definitions are translated into five languages: French, English, German, Spanish and Portuguese. Dedicated software has been used since 2004 in order to ensure the reliability of the data collected and perfect the verification process.

In an evolving context in which our profile is being redrawn, the challenges of the financial year are as follows:

•

to keep exhaustive information for all stakeholders: investors, customers, union partners, extra-financial rating agencies, NGOs, the media, etc.;

•

to build up the use of data and topic-based analyses carried out country by country, and business by business, so as to assess progress made locally and to ascertain ways for improvement;

•

to provide further assistance to local human resources management: redress of specific situations, benchmark of practices concerning the relevant corporate purpose of each company of the Group.

Moreover, since 2008 our internal audit department has extended its responsibilities to cover human resources in order to supervise the implementation of the policies laid down and the actions put in place.

Audit plans in France and abroad are scheduled each year for on-site assignments of 7 to 15 days on average. In 2011, the internal audit department carried out two cross-audits concerning our entire human resources reporting and recruitment processes and use of the Taléo tool. China and Morocco were also subject to an employment audit on various HR policy areas. Audits such as these highlight opportunities for improvement and for supporting the entities concerned. The internal audit department then makes observations and recommendations, completed by an action plan defined by the entity and monitored at different dates.

Encouraging Employee Loyalty through the Development of Skills and Professional Progress

Our responses to environmental challenges and to the growing demands of public sector authorities and industrial entities depend on our know-how and, more generally, the performance of our social model. This is why we strive to attract, train, develop and retain our staff at all skills levels and in all employment areas in which we operate. Operating in local markets, with the need to adapt to multiple requirements and environments to serve our customers, professionalization of our employees is central to our efficiency and values.

The “Veolia Skills” initiative caters to these requirements externally by promoting access to employment for young people through work-study contracts and internally, by prioritizing professionalization and skills development courses for our staff from their arrival and throughout their professional careers. This initiative is one of the ways in which our employment policy is implemented in France, through concrete and local actions.

Despite a difficult economic context, the mobilization of our resources needs to remain a priority today and in the future. We continue to be very active at environment-related events and in partnerships through numerous exchanges with the teaching and research sectors.

Our Group still has an active policy of recruitment through work-study schemes, including apprenticeship or professionalization contracts, and employed more than 4,400 people at the end of 2011 in work-study schemes, with very diverse levels of training.

The initiatives started in previous years such as International Corporate Volunteer (VIE) contracts have also continued: in 2011, the Group assigned 91 young graduates to projects abroad, lasting for 6 to 24 months. These young people represent a true recruitment pool, particularly for work abroad.

To improve managerial culture, special care is taken in the development of all these resources. The program for the management of executive managers focuses in particular on leadership potential, having an open vision of a changing world and having the ability to embody our socially responsible values. We offer our staff specific training and development courses in line with the challenges and businesses of the Group.

Annual performance appraisal interviews define the requirements that are necessary for everyone to develop skills and improve career development prospects. These interviews take place in conjunction with an examination and a peer review of individual and workplace resources, and additional specific interviews take place throughout the professional careers of the employees, such as mid-careers interviews and career reviews.

We have also improved our systems for anticipating and supporting changes within the businesses serving our customers, ensuring the employability of our staff and facilitating internal mobility. To this end, a collective-bargaining agreement on the projected management of jobs and skills (called the “GPEC” under its French acronym) was signed on February 3, 2011. This agreement is particularly relevant with the changes announced for the coming months regarding our new strategy and has led to a joint initiative on the priorities of the GPEC and employment policy.

Through the Convergence Plan, and in this context of change and development within the Group, some of the key factors in building the Veolia of tomorrow will be to provide support for the change, through the following: mobility management, establishing individual and collective training plans, implementing an effective employment policy and mobilizing management.

Recruiting and Training Tomorrow’s Talents

We have adopted an ambitious training policy, which notably features the deployment of the Veolia Environnement Campus, with its deep local roots. This global network is composed of 20 campuses and training centers located in 10 countries.

Our training policy revolves around three objectives:

•

increasing the skills of staff in all professions in which the Group operates;

•

supporting the commercial development and the performance of the Group; and

•

contributing to the development of the corporate culture.

In 2011, more than 690,000 training programs were provided, representing more than 8 million training hours in total. The aim of these programs is to develop staff skills through recognized courses that facilitate job adaptation, award certificates and accreditations and promote mobility and career development. The programs are for all categories of staff, and are proposed to employees throughout their career.

We strive to ensure that people with fewer qualifications receive training and progress in their jobs. More than 88% of training initiatives are therefore aimed at operators and technicians.

This training is accessible both to new staff as part of their initial training during work-study periods and to existing employees as on-the-job training. The Campus network in France offers a number of certificates and diplomas dedicated to our various professions, at all levels of training: 12 CAP-level (certificate of professional aptitude) certificates and diplomas, 9 BAC-level (Baccalaureate) certificates and diplomas, 2 BTS (advanced vocational diplomas), 2 professional bachelor degrees and 1 masters degree are therefore available on the Campus network.

The Veolia Environnement Campus network

Created in 1994, the Île-de-France Campus, situated in Jouy-le-Moutier, is a showcase for our businesses. It is also a place that brings together several hundred young managers each year from all countries and from all of our businesses for a four-day integration period known as “JIVE.” Over the last ten years, more than 6,000 managers (including 20% from abroad) have taken part in this integration course, where they find out about the businesses of our four divisions, get to know our culture and meet our leaders. In response to the success of this model, new Veolia Environnement training centers have been set up in order to respond to the growth of our businesses. Today the Campus network covers more than two thirds of staff and has 6 sites in France and 14 others in Germany, Sweden, the Czech Republic, China, Israel, Gabon, Morocco, the United Kingdom and the United States.

The Campus network offers 1,953 different training programs. The range of programs is based on the requests of the corporate and business training departments and the local operational units. This means the training programs offered are always consistent with the reality of our professions. In 2011, training was delivered by 156 permanent trainers and 614 contributors. A balance between permanent campus trainers and ad hoc contributors from within our companies ensures the relevance of the training content and plays a role in staff cohesion within the Group.

Prevention, Health and Safety of Employees is Central to Our Priorities

Health and Safety at Work (know by the French acronym “SST”) is a major focus of the transformation plan launched as part of our strategic development and has been the subject of committed and increased efforts in 2011. Our approach to issues related to prevention, health and safety is essentially shaped by our desire to protect the physical and mental health of our employees. Given that performing well in the areas of health and safety is synonymous with our Company performing well, these areas are of ongoing concern to us because of the very nature of our activities.

Our Health and Safety at Work results have experienced a slow decline in recent years. We refuse to accept this decline as inevitable and set the goal of quickly achieving levels comparable with those of leading industrial undertakings.

Findings at the start of the year have led to the identification of numerous approaches that are complementary to the policy currently in place. Numerous initiatives have been launched to involve management and to make operators aware of the risks they run in their day-to-day jobs: implementation of an immediate reporting process for industrial accidents and more serious incidents, involvement of the operational line in the analysis of causes of accidents, internal reporting of accidents, management of the biggest risks and monitoring of the results obtained. Other structural initiatives, such as the implementation of management safety inspections, were designed in 2011 and will be launched in 2012.

The occupational risk prevention approach is based on the involvement of management and on a system of ongoing improvement in order to ensure the observance of commitments, the achievement of our targets and bringing to fruition our safety and prevention ideas, including occupational health, which feature in our Health and Safety in the Workplace general policy statement. We also expect our providers to adopt the necessary provisions to ensure prevention and the health, safety and well-being of their staff.

Through the implementation of our Prevention, Health and Safety management system, we have been able to effectively manage health and safety issues across all of our entities. This system focuses on six areas:

1. Commitment and motivation: these should be visible to the entire hierarchy and are essential to the success of the system, so that everyone is involved in creating the desired corporate culture.

2. Policy: this involves defining intentions, targets and ideas at the Group level and within each operational unit and establishes the cornerstones of the prevention, health and safety policy.

3. Planning: improvements and monitoring of initiatives are designed to ensure compliance with the legal provisions in force and the targets and results expected at the Group level and within the operational units, particularly through the definition of internal rules and procedures.

4. Implementation and execution: the organization of human and material resources and systems contributes to optimal performance in terms of health and safety. The implementation of programs means that the targets and the expected results can be achieved.

5. Monitoring and corrective measures: monitoring and assessment of performance, particularly through the implementation and monitoring of the audit program, means that corrective measures can be defined and integrated into an approach of ongoing improvement.

6. Management review: regular assessments of each element of the health and safety management system are analyzed by the Executive Committee. The aim is to adjust the system in order to ensure it is relevant and effective.

All of these areas underpin our occupational risk prevention policy, so as to develop a strong and coherent safety culture, which is a key aspect of the approach. This cultural shift is the result of the visible commitment of management at all levels and also the active motivation of each individual and the awareness-raising and training initiatives. As a result, in 2011, close to 50% of our employees received safety training.

A Safety Policy Strengthened Internationally

We are focused on monitoring our staff and their work assignments throughout the world, particularly in areas where political instability or criminal threats could make them vulnerable. In 2011, we were concerned with protecting our staff from violence in Tunisia, Egypt, Libya, Bahrain and Oman and we systematically adopted a preventive approach. Staff members on international assignments were repatriated, if necessary, by supervised operations with the support of specialist service providers.

Partnerships with global specialists in prevention, medical and security evacuation fall within the framework of country-specific security plans. Our security department ensures that crisis management prevention plans are in place, with a monthly map of risk areas circulated to all staff. In 2011, work was carried out in partnership with the legal and risk departments in order to refine the framework of these plans and to verify the operation of the decision-making chain in the event of a crisis.

Fourteen plans have been formalized to date and the aim is to systematize this framework for all countries classified as "risk areas" where Group employees are on assignment. We are committed to individually monitoring the situation of employees who sometimes have very close connections with their host country. In the 2010-2011 Ivory Coast crisis, for example, the situation was managed in close coordination with the subsidiary’s management team and human resources department so as to account for all the repatriation of all personnel.

Since the end of 2010, the monitoring of short-term assignments in high-risk areas has been partially automated through a computerized registration platform. Our security department attempts to process travel requests on a case-by-case basis and to personalize any recommendations to staff members, based on their profile, their precise destination and the local climate. In 2011, more than 2,200 assignments in 64 countries were monitored in this way.

Supporting staff also involves training them in these security issues. Five training sessions were specifically set up in 2011 for staff travelling to “sensitive” countries. The Corporate International Volunteers (VIE), guided by the division HR departments, systematically receive training to raise awareness of security issues. The security department also supports the Veolia Environnement Foundation in training voluntary staff for emergency assignments.

Building and Maintaining Relationships of Trust with Employees

Strengthening Staff Representative Committees and Labor-management Dialogue

The agreement, signed in October 2005, to set up a Group Europe committee has been revised, leading to the signature of a unanimous agreement by European labor and management partners in October 2010. This revision was based principally on the following goals:

•

aligning the 2005 agreement with the new European labor directives;

•

strengthening the role of the representative committee and office in information and exchange processes;

•

strengthening training initiatives and implementing topic-based work groups;

•

the thresholds for allocating seats on the Europe Group committee: 21 European Union Member States are represented, i.e. covering two-thirds of our staff;

•

setting up “Country labor-management dialogue areas,” in addition to the Group Europe committee, in order to forge links between the central committee and the countries to share information on human resources policy within each country.

Furthermore, an agreement on the projected management of jobs and skills (known under its French acronym as “GPEC”) was signed on February 3, 2011. It revises and completes the agreement, dated October 4, 2004, relating to skills development and on-the-job training, in order to prepare for the changes within our businesses in line with our strategy, to facilitate and support career development and to propose the most appropriate training. The agreement also sets out procedures and resources necessary to achieve these goals. In a challenging economic environment, labor and management made a joint decision at the end of 2011, as part of a working group, to redefine the priorities of the agreement for 2012.

The committee monitoring the “Health and Safety at Work” agreement signed in 2008, which runs for three years, has been redefined and made permanent by labor and management in order to ensure all parties’ commitment to the priority area of health, safety and risk prevention for our employees in an amendment to that agreement. In 2011, this committee focused on the prevention of skills shortfalls with the support of the French National Agency for Improved Working Conditions.

An Agreement on the Development of the Quality of Labor-management Dialogue, Dialogue Serving Social Cohesion and the Development of the Group

We strive to support labor-management dialogue by ensuring its implementation at all levels. The collective-bargaining agreement on the quality of labor-management dialogue signed in February 2010 by general management and all the union organizations in France testifies to this commitment. Covering close to one-third of our employees, this agreement has specifically strengthened roles and responsibilities in order to support the labor-management dialogue of recognized and valued partners.

The certification training launched in May 2011 for central labor-management partners, created in partnership with the school Institut d’Études Politiques in Paris and the “Dialogues” association, reflects our keen interest in maintaining good relations between labor and management partners. The approach aims to promote their mission by improving their skills and has been incorporated into dialogues with union organizations on union careers.

Within the framework of the provisions of the 2010 agreement, organization-based union seminars were set up by each organization in order to better structure themselves and identify their priorities. By systematically participating in exchanges during these seminars, our management listens to our union partners and maintains a dialogue on the key subjects of human resources policy. These representative union organization seminars are held each year.

Two initiatives based on our social and societal responsibility and health and safety were also set up in 2011 in order to share best practices at a European level. These initiatives will be seeing the launch of two topic-based work groups within the Group Europe Committee in 2012.

Labor-management Dialogue is Central to Changes in our Group

During this period of profound change, developing and structuring labor-management dialogue is all the more crucial as it strengthens social cohesion and ensures that our labor and social responsibility commitments are upheld in a difficult economic context. Providing social support for the change highlights our desire to guarantee staff employability and promote internal mobility. The aim is to ensure that sales are systematically accompanied by a formalized labor component. We are therefore mindful of the quality of projects and buyers, and demand concrete labor commitments in terms of personnel management. Employment guarantees were therefore defined during the sale of Veolia Transport in Norway and the United Kingdom as well as for the sale of Proxiserve.

To guarantee the transparency and fluidity of communication with union partners during these changes, we reiterated that the European representative offices would be convened for projects that could impact our employees’ future. In 2011, our committees in France and Europe were heavily involved in building the new Veolia Transdev entity in terms of its legal dimension up to the closing, and also in terms of the definition of the labor commitments of the shareholders when the new entity was set up. The strategic announcements on August 4 and December 6, 2011 were handled according to this model of ongoing consultation between labor and management.

Chairman and Chief Executive Officer Antoine Frérot and the members of the Executive Committee are personally involved with labor-management relations. The strategic choices are explained during successive and regular meetings of the representative offices and during plenary meetings. Deputy Chief Executive Officer Jean Marie Lambert, in charge of human resources, set up meetings on employment with labor and management at the end of 2011. These meetings have been ongoing since the start of 2012.

Diversity, Equal Opportunities and Combating Discrimination

Committed since 2007 to an active policy of promoting diversity and combating discrimination, we have prioritized two methods of implementing our 2008-2011 action plan.

A More Rapid Implementation in France through Candidacy for the Diversity Label

The Diversity Label monitors all HR and management processes, which are subject to a multi-site audit conducted by Afnor Certification every 18 months. By July 2010 Diversity Labels had been awarded to 132 entities, and then to Dalkia in July 2011. We therefore use a network of 70 diversity advisors from the divisions, the Campus and our Company, who closely monitor the implementation of action plans. A select steering committee meets every two months to exchange views on best practices and results. In order to directly involve all decision-makers in the success of the diversity policy, an annual diversity review is submitted respectively to the human resources department, the Group France committee and the Group Executive Committee.

The work to structure HR staff training and communication processes, which was audited in January 2012, and the implementation of a set of benchmarks, have enabled us to firmly and lastingly anchor our commitment to better management and development of our human diversity. In France, 42.3% of the workforce is currently covered by the Diversity Label, thereby increasing employee awareness of these issues.

Since being formed in 2010, the advisory unit, which handles discrimination complaints, is regularly contacted both by employees of “labeled” and “non-labeled” entities of the Group. This demonstrates how widely information is disseminated, particularly by the union organizations, and the benefits of such a system for our staff.

Diversity and discrimination prevention awareness-raising and training modules have enabled information on these subjects to be disseminated to more than 3,000 staff members: managers, recruiters, HR, training managers, staff representative committees (IRP) etc. Sales and purchasing managers have also been directly trained in this area in France. Our diversity offers a better understanding of the cultural particularities of the local areas in which we operate and the expectations of our customers, and demonstrates the consideration given to the employees and citizens to whom we provide services.

In terms of disability, the coordination of our disability units in France ensures that transverse actions are implemented, such as common signage used, specialist recruitment fairs and even outsourcing to the protected sector. Moreover, Veolia Eau has renewed its three-year agreement on disability in 2010, and Veolia Propreté has renewed its agreement with AGEFIPH (a French government agency promoting the employment of disabled people).

International Deployment Organized Principally Around Two Levers

The career portal is our recruitment and mobility management tool. It provides information on job openings and equal opportunities in access to job offers. This principle was notably endorsed by the Group France agreement on the projected management of jobs and skills signed on February 3, 2011. Local implementation (France, United States, United Kingdom, Germany, the Nordic countries, Australia, China etc.) has led to country-specific customized diversity pages, which ensures that the solutions are compliant. The alignment of processes and traceability by the tool facilitates the organization of a community of users, the exchange of best practices and the generation of statistical reports specific to the diversity reporting service.

The management of executive managers and “high potential” employees has for two years been subject to targets to increase access to women and the internationalization of job profiles, all validated by the Executive Committee. We are fully aware that women make up a large potential pool of tomorrow’s managers, and are committed to an annual celebration of professional women on March 8, 2011. Exchanges between female and international managers and the Group and division human resources directors, and Antoine Frérot, our Chairman and Chief Executive Officer, have highlighted issues such as the organization of working hours and the development of leadership. “E Voila” – a network of women – has been set up and works towards the representation of women on boards of directors. It runs a think tank and is testing a mentoring system supporting other female employees in the Group. The Veolia Environnement Campus has also developed a training program dedicated to “Woman in leadership.” Agreements on gender equality in the workplace have also been signed in France and within the Company and decentralized entities. These agreements contain career support measures promoting access to key positions for women.

Group career progression monitoring and control systems have also been improved. Since 2011, an automated questionnaire within our social reporting tool gathers information on a set of diversity indicators, including the gender mix between staff and management, the gender pay gap and even disability. The questionnaire provides a detailed and international snapshot of diversity at Veolia Environnement. We therefore have a shared tool for monitoring diversity and for contemplating action plans at different levels.

The more than 300 social initiatives reported during the summer of 2011 demonstrate the commitment of the HR community across the world, particularly with regard to diversity in its broadest sense, equal opportunities, disability, combating prejudice, integration, and work-life balance.

Our diversity policy is today shown by the resolute line of the divisions to fully incorporate this aspect into the specific culture of their professions: Veolia Eau has signed the Diversity Charter in order to specifically mobilize its employees in France, Veolia Énergie-Dalkia has set up diversity workshops across the world, Veolia Transdev has incorporated this aspect into its new identity, presenting itself as an international player respectful of local cultures and equal opportunities, and Veolia Propreté has fixed precise objectives for success for each of its geographical operating areas.

Preventing Situations of Distress and Supporting At-risk Employees

In 2009, an Active Solidarity Plan was launched in consultation with the Group France committee in order to support the most vulnerable employees in a difficult economic context. Among the measures formulated at the time was “Allô Solidarité,” an employee advisory and support system set up with the support of a partner outside the Company. The pilot phase of the system initially covered the Île-de-France region around Paris, and was then rolled out in 2011 to the Provence Alpes Côte d’Azur (PACA), Rhône-Alpes and Nord-Normandie regions. The platform is currently accessible to 70,000 of our employees from all divisions, and can be contacted by telephone 24/7. Ultimately, all of France will be covered by this system. In 2011, an average of one hundred calls was received each month, mainly regarding employees’ housing and financial problems. Half of these calls were new cases and the other half related to cases that were already open. Of the new cases handled each month, approximately 15 calls per month are considered urgent, with approximately 3 requiring immediate action.

A partnership with the association “Vivons Solidaires” was also set up in September 2010. Under this partnership, 75 cases were considered in 2011, with an average grant of €1,000 per case. Union organizations are affiliated with the board of directors and management of this association.

A Consistent and Competitive Compensation Policy

We apply a global compensation policy, which is consistent with our results and takes into account the following components: wages, social security and employee savings. This policy is based on the following principles:

•

guaranteeing competitive fixed and variable compensation;

•

offering fair compensation in line with the practices of the local markets in which we are present, which incorporates and recognizes the efforts made by each person;

•

increasing social security (health, disability and life insurance);

•

minimizing the risk associated with the existing systems for paying entitlements or pensions in the various countries in which we do business;

•

maintaining and ensuring continued access to employee savings.

Longer life expectancies, the rise in medical costs and retirements make managing the solvency of social security schemes increasingly strategic. In some countries, following the abandonment of public social security systems, economic stakeholders seek to provide health, disability and pension coverage for their employees. Due to our international dimensions, we must take these factors into account and ensure that we:

•

comply with local legislation and, wherever possible, implement complementary social security systems in order to guarantee fair coverage for all of our employees;

•

ensure appropriate management by seeking to keep down costs associated with benefit obligations that fall within the scope of IAS 19;

•

finance schemes using employer and employee co-investment, so that each party assumes responsibility.

Our benefit obligations represented €2.1 billion as of December 31, 2011 (excluding the Transport division), representing an increase of €59 million (excluding the Transport division) compared with the end of 2010. This was essentially due to the normal cost of the schemes (cost of services plus discounting cost minus benefits paid out) and to exchange rate effects, offset by staff reductions and liquidations, notably following the early termination of the Indianapolis contract in the Water division. These obligations consist mainly of pension schemes with defined benefits (71%) and retirement payments (21%). The other obligations are mainly healthcare coverage for retirees, length of service reward payments and contract termination compensation payments. These obligations exist in around 50 countries.

Share Subscription and Purchase Options

Options Awarded to the Chairman and Chief Executive Officer and Exercised by Them in 2011

Our Chairman and Chief Executive Officer was not awarded any share subscription or purchase options in 2011 and he did not exercise any options or receive any bonus shares during the year 2011.

Share Subscription or Purchase Options Granted to the Top Ten Employees Who Are Not Corporate Officers (Mandataires Sociaux) During 2011 and Options Exercised During 2011

The table below sets forth the share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during 2011 and options exercised during 2011:

Share subscription or purchase options granted to the top ten employees who are not corporate officers and exercised by them	Total number of options allocated / shares subscribed or purchased	Average weighted price **	Plan number

Options granted over the 2011 fiscal year by Veolia Environnement and any company within the scope of the option award, to the ten employees of Veolia Environnement and of any other company included within this scope, who were granted the highest number of shares in this way

	none	N/A	N/A
Options held on Veolia Environnement and the companies referred to above, which were exercised during the 2011 fiscal year by the ten employees of Veolia Environnement and of the aforementioned companies, who exercised the highest number of options in this way *	23,683	22.14	No. 4
* This does not include options exercised by employees who have left the Group. ** Exercise price after legal adjustments.

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than 1% of our shares. Our directors and executive officers listed below were granted options to subscribe to shares of our Company as follows (for the updated list of our directors and executive officers, see Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors” and “—Management” above):

	Number of OptionsInitially Awarded (1)	Exercise Price (2)	Expiration Date
2004 Plan
Henri Proglio (3)	110,000	€24.32	December 24, 2012
Jérôme Contamine (4)	70,000	€24.32	December 24, 2012
Eric Marie de Ficquelmont(5)	40,000	€24.32	December 24, 2012
Olivier Barbaroux (6)	40,000	€24.32	December 24, 2012
Antoine Frérot	40,000	€24.32	December 24, 2012
Denis Gasquet (7)	40,000	€24.32	December 24, 2012
Stéphane Richard (8)	40,000	€24.32	December 24, 2012
2006 Plan
Henri Proglio	150,000	€44.03	March 28, 2014
Jérôme Contamine	90,000	€44.03	March 28, 2014
Eric Marie de Ficquelmont	60,000	€44.03	March 28, 2014
Olivier Barbaroux	60,000	€44.03	March 28, 2014
Antoine Frérot	60,000	€44.03	March 28, 2014
Denis Gasquet	60,000	€44.03	March 28, 2014
Stéphane Richard	60,000	€44.03	March 28, 2014
2007 Plan (9)
Henri Proglio	110,000	€57.05	July 17, 2015
Jérôme Contamine	60,000	€57.05	July 17, 2015
Olivier Barbaroux	40,000	€57.05	July 17, 2015
Antoine Frérot	40,000	€57.05	July 17, 2015
Denis Gasquet	40,000	€57.05	July 17, 2015
Alain Tchernonog (10)	40,000	€57.05	July 17, 2015
2010 Plan (11)
Denis Gasquet	50,000	€22.50	September 28, 2018
Pierre-François Riolacci	40,000	€22.50	September 28, 2018
Olivier Barbaroux	35,000	€22.50	September 28, 2018
Cyrille du Peloux (12)	35,000	€22.50	September 28, 2018
Jean-Michel Herrewyn	35,000	€22.50	September 28, 2018
Olivier Orsini (13)	30,000	€22.50	September 28, 2018
Jean-Pierre Frémont (14)	30,000	€22.50	September 28, 2018
Véronique Rouzaud (15)	30,000	€22.50	September 28, 2018

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

(3)   Mr. Henri Proglio has not been Chairman of the Board of Directors of our Company since December 12, 2010.

(4)   Mr. Jérôme Contamine has not been an executive officer of our Company since January 2009.

(5)   Mr. Eric Marie de Ficquelmont has not been an executive officer of our Company since January 2007.

(6)   Mr. Olivier Barbaroux has not been an executive officer of our Company since August 4, 2011.

(7)   Mr. Denis Gasquet has not been an executive officer of our Company since March 16, 2012.

(8)   Mr. Stéphane Richard has not been an executive officer of our Company since May 31, 2007.

(9)   As the performance criteria linked to the growth of the net earnings per share were not reached, the members of the Executive Committee and the senior managers lost 100% of their rights under the 2007 Plan, i.e., 1,082,500 options. The other managers lost 50% of their rights, which represent 660,150 options.

(10)  Mr. Alain Tchernonog has not been an executive officer of our Company since November 2009.

(11)  The acquisition of options granted to beneficiaries is subject to the condition that the return on capital employed (ROCE) is equal or superior at December 31, 2012 to 8.4%; the stock options will accrue (i) at 50% if the ROCE is at least 8.4% or (ii) if over that then pro rata on the rate of ROCE between 8.4% and 9.0% and (iii) at 100% if ROCE is at least 9%.

(12)  Mr. Cyrille du Peloux has not been an executive officer of our Company since March 3, 2011.

(13)  Mr. Olivier Orsini has not been an executive officer of our Company since March 16, 2012.

(14)  Mr. Jean-Pierre Frémont has not been an executive officer of our Company since March 16, 2012.

(15)  Ms. Véronique Rouzaud has not been an executive officer of our Company since August 4, 2011.

2004 Fiscal Year

Pursuant to an authorization granted by our General Shareholders’ Meeting of May 12, 2004, our Board of Directors decided on December 24, 2004 to implement a stock option plan (plan No. 5) pursuant to which 1,087 of our employees (including seven members of our Executive Committee in office at the time of award) received options to subscribe to a total of 3,341,600 newly-issued shares of our Company at €24.72 per share. The total number of newly-issued shares eligible for subscription and the exercise price was adjusted to 3,392,012 shares and €24.32 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan will expire in December 2012. As of December 31, 2011, 244,491 options had been exercised.

2006 Fiscal Year

Pursuant to an authorization granted by our General Shareholders’ Meeting of May 12, 2005, our Board of Directors decided on March 28, 2006 to implement a stock option plan (plan No. 6) pursuant to which 1,378 of our employees (including seven members of our Executive Committee in office at the time of award) received options to subscribe to a total of 4,044,900 newly-issued shares of our Company at €44.75 per share,. Such exercise price does not include any discount, in accordance with the General Shareholders’ Meeting’s authorization of May 12, 2005. The total number of newly-issued shares eligible for subscription and the exercise price has been adjusted to 4,110,406 shares and €44.03 per share, respectively, as a result of the legal adjustments described above and after subtraction of options cancelled due to the departure of employees. Options granted pursuant to this plan have been exercisable from March 2010 and will expire in March 2014. As of December 31, 2011, 1,300 options had been exercised in advance due to the death of a beneficiary, in accordance with French law.

2007 Fiscal Year

Pursuant to an authorization granted by our General Shareholders’ Meeting of May 11, 2006 relating to the issuance of undiscounted share subscription and purchase options representing up to 1% of the share capital, our Board of Directors decided on July 17, 2007 to implement a stock option plan (plan No. 7) pursuant to which 557 of our employees (including seven members of our Executive Committee in office at the time of award) received options to subscribe to a total of 2,490,400 newly-issued shares of our Company, corresponding to approximately 0.60% of share capital on the day the plan was authorized. The exercise price of the options was set at €57.05 per share, which reflects the average opening prices of our shares in the 20 days preceding our Board of Directors’ decision. Options granted pursuant to this plan have been exercisable since July 2011 and will expire in July 2015.

As the performance criteria linked to the growth of the net earnings per share were not reached (minimum growth of the net earnings per share of 10% over 2007 and 2008 fiscal years), the members of the Executive Committee and the senior managers lost 100% of their right under the 2007 Plan, i.e., 1,082,500 options. The other managers lost 50% of their rights, which represent 660,150 options.

2008 and 2009 Fiscal Years

The combined ordinary and extraordinary Shareholders’ Meeting of May 7, 2008 granted our Board of Directors authorization for 26 months, to award our employees and corporate officers (and those of our affiliates), undiscounted share subscription or purchase options, up to 1% of the share capital on the date of the award decision.

The authorization to award share subscription or purchase options granted by the General Shareholders’ Meeting of May 7, 2008, which was valid until July 7, 2010 was not used during the 2008 and 2009 fiscal years.

2010 Fiscal Year

At its meeting on March 24, 2010, in accordance with the recommendations made by the Nominations and Compensation Committee, the Board of Directors defined the Company policy on incentive schemes for our managers and executive officers and decided to favor the award of stock options.

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

The Board of Directors of the Company has exercised the authority granted by the General Shareholders’ Meeting of May 7, 2010 relating to the issuance of share subscription or purchase options at no discount and a maximum of 1% of share capital14 during fiscal 2010.

Pursuant to the authorization by the General Shareholders’ Meeting of May 7, 2010, the Board of Directors meeting of September 28, 2010, upon proposal of the Nominations and Compensation Committee, granted 2,462,800 stock options, representing 0.50% of capital at the date of its decision at a strike price set at €22.50, which corresponds to the application of a premium of €2.90 compared to the average of opening prices during the first 20 quotations preceding the date of the meeting of the Board of Directors and which amounts to €19.60. The options will be exercisable as of September 29, 2014 and will expire on September 28, 2018.

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

14   On the date of the allocation decision.

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

For group 3 (highly performing staff), the stock options will accrue 100% if ROCE is at least 8.4%.

ROCE at December 31, 2012	<8.4%	>8.4% and <9%	>9%
Percentage allocated to group 1 Including the Executive Committee	0%	Between 50% and 99% pro rata on rate of ROCE	100%
Percentage allocated to group 2	0%	Between 50% and 99% pro rata on rate of ROCE	100%
Percentage allocated to group 3	0%	100%	100%

2011 Fiscal Year and 2012 General Shareholders’ Meeting

The authorization to award share subscription or purchase options granted by the General Shareholders’ Meeting of May 7, 2010, which is valid until July 7, 2012, was not used during the 2011 fiscal year.

The Board of Directors at its meeting on March 15, 2012, and following recommendations made by the Nominations and Compensation Committee, laid down our general human resources policy with regard to arrangements for motivating managers and senior managers of the Group in 2012.

Within this context, the Board of Directors decided against the allocation of stock options or bonus shares in 2012.

In view of these recommendations, the authorization given by the General Shareholders’ Meeting on May 7, 2010 with a view to allocating to employees of our Company and its affiliated companies share subscription or purchase options, without discount, for a period of 26 months, representing up to 1% of the share capital as at the allocation decision date (half of which was used during the last issue – stock options plan decided by the Board of Director’s meeting on September 28, 2010), will end on July 7, 2012. The General Shareholders’ Meeting to be held on May 16, 2012 will not be asked to vote on a new resolution with a view to allocating stock options.

Employee Profit-Sharing

Optional and Mandatory Profit-Sharing Contracts

Given the nature of our business, we are unable to allocate funds to the mandatory profit-sharing reserve, and have not therefore entered into any mandatory profit-sharing agreement. An optional profit-sharing agreement applies to all our employees. The terms of this agreement aim to give employees a vested interest in the performance of the Group and the Company. Four indicators have therefore been defined for the 2011-2013 period: a financial indicator, a second indicator related to our overall performance in terms of work place health and safety levels, a third indicator accounting for our progress in environmental results and a final, local indicator, linked to changes in energy consumption at the headquarters.

In general, the Group favors expanding optional profit-sharing schemes in order to give employees a vested interest in the performance of the division to which they are assigned, on the basis of criteria tailored specifically to the business in question.

Company Savings Plans and Employee Share Ownership Policy

Since 2002, our employees have been able to invest in various instruments in the Group Savings Plan (GSP), including diversified funds and funds invested in Veolia Environnement shares. Following a first capital increase in 2002 reserved exclusively for French employees, we decided in 2004 to offer our employees domiciled abroad the possibility of acquiring shares in the Company during reserved capital increases. The plan was progressively rolled out internationally (it has covered up to 29 countries, including France, all mechanisms combined).

Two share ownership plans have been proposed to date: a “classic” plan, in which the employee is exposed to changes in listed share prices, and a “low-risk” plan (with or without leverage), which protects employees from a fall in the share price while giving them the possibility of benefiting from its increase. Depending on local particularities, the shares in these two plans are subscribed either directly or through the corporate-sponsored mutual fund. Additional, ad hoc plans were put in place in the United Kingdom (Share Incentive Plan) and in China (which offers a synthetic formula that replicates the economic conditions of the low-risk shareholder plan) in order to circumvent certain constraints such as tax and exchange control regulations.

The most recent operation took place at the end of 2010 and resulted in the issuance of 1,692,862 new shares, representing 0.34% of our Company’s share capital at the time the plan was set up. This capital increase, which was reserved for employees, was offered to 185,000 staff in twenty-four countries (excluding the United Kingdom).

Around 53,000 of our employees now hold shares in Veolia Environnement and, as of the filing date of this annual report on Form 20-F, they hold approximately 1.71% of the Company’s share capital. In total, approximately 77,470 employees have opened an account in our Group Savings Plan.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The table below shows the number of shares and the corresponding percentages of share capital and voting rights held as of December 31, 2011 by our principal known shareholders.

Each of our shares entitles its holder to one vote. There are no shares with double voting rights or non-voting shares (however, the voting rights of treasury shares are not exercised).

To the Company’s knowledge, as of December 31, 2011 and the date of this annual report on Form 20-F, no shareholder other than those listed in the table below directly or indirectly held approximately 4% or more of our shares or voting rights. The Company has not received any declarations of threshold crossings from the shareholders below, except as described in the notes to the table below.

Shareholders on December 31, 2011	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights ***
Caisse des Dépôts (1)	47,873,873	9.21	47,873,873	9.47
Groupe Industriel Marcel Dassault – GIMD (2)	32,888,732	6.33	32,888,732	6.51
Groupe Groupama (3)	29,366,758	5.65	29,366,758	5.81
Velo Investissement (Qatari Diar) (4)	24,681,519	4.75	24,681,519	4.88
EDF (5)	20,577,271	3.96	20,577,271	4.07
Veolia Environnement (6)	14,237,927	2.74	-**	-
Public and other investors	350,026,880	67.36	350,026,880	69.26
Total	519,652,960*	100.00	505,415,033*	100.00

*      The share capital may change over the fiscal year depending on exercise of stock options.

**    As of December 31, 2011 and the date of this annual report on Form 20-F, we held 14,237,927 treasury shares.

***  Percentage of voting rights as a share of actual voting rights (our treasury shares do not exercise voting rights).

(1)   According to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Caisse des dépôts et consignations was filed on June 15, 2009 (AMF Decision and Information no. 209C0862 dated June 15, 2009).

(2)   According to the statement of registered shareholders as of December 31, 2011 prepared by Société Générale (the account manager), and according to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Groupe Industriel Marcel Dassault (GIMD) was filed on March 11, 2010 (AMF Decision and Information no. 210C0246 dated March 15, 2010).

(3)   According to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Groupama was filed on December 30, 2004 (AMF Decision and Information no. 205C0030 dated January 7, 2005).

(4)   According to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Velo Investissement (Qatari Diar) was filed on April 16, 2010 (AMF Decision and Information no. 210C0335 dated April 16, 2010).

(5)   According to the statement of registered shareholders as of December 31, 2011 prepared by Société Générale (the account manager) and according to the analysis of our shareholders as of December 31, 2011. To our knowledge, EDF’s most recent declaration of threshold crossing was filed on December 30, 2002 (Euronext notice no. 2002-4424 dated December 31, 2002). In that declaration, EDF reported that on such date it held 16,155,492 Veolia Environnement shares. Furthermore, in the amendment dated November 24, 2002 to the agreement dated June 24, 2002, EDF stated that it would hold shares acquired in our Company as a financial investment, that it did not seek to influence our Company’s management and that it would exercise its voting rights solely for the purpose of enhancing the value of its investment.

(6)   Treasury shares without voting rights. This figure is included in the monthly report of transactions carried out by Veolia Environnement with respect to its own shares that was filed with the French Regulatory Authority (AMF) on January 5, 2012.

On March 12, 2010, Groupe Industriel Marcel Dassault (GIMD) reported it had acquired shares in excess of the 5% threshold of share capital and voting rights in Veolia Environnement and undertook to retain this holding for a period of five years. The General Shareholders’ Meeting of May 7, 2010 approved the appointment of Mr. Olivier Costa de Beauregard, representing Groupe Industriel Marcel Dassault as director, for a term of four years ending on the date of the General Shareholders’ Meeting held to approve the financial statements for the year ended December 31, 2013.

On April 16, 2010, Veolia Environnement and the Qatari Diar fund announced the signature of an agreement aimed at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% share capital in Veolia Environnement with full voting rights. This acquisition reflects the groups' mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. The Qatari Diar fund gave an undertaking to the Group to hold its share capital and voting rights for a period of three years. The appointment of the Qatari Diar fund to the Board of Directors was approved by the Annual General Meeting of Shareholders of May 7, 2010 for a term of four years ending the Annual General Meeting of Shareholders held to approve the financial statements for the year ended December 31, 2013.

To our knowledge, there is no agreement between one or more of our other shareholders or any provision in a shareholders’ agreement or agreement to which we are a party that could have a material impact on our share price, and there is no shareholders’ agreement or other agreement of such nature to which any of our significant non-listed subsidiaries is a party, other than the agreements with (i) EDF described in Notes 37 and 40.3 to the 2011 consolidated financial statements included in Item 18 of this annual report on Form 20-F and (ii) the Caisse des dépôts et consignations, described in Notes 37 and 40.3 to our Consolidated Financial Statements contained in Item 18 of this annual Report on Form 20-F.

No third party controls Veolia Environnement and, to our knowledge, there is no agreement in existence that, if implemented, could at a subsequent date result in a change of control or takeover of the Company.

As of December 31, 2011, we estimate that non-French investors held approximately 46,3% of our Company’s shares and French investors the remaining 53,7%.

We estimate that, as of December 31, 2011, approximately 44 285 938 million of our shares (representing approximately 8,52% of our share capital) were held by holders in the United States. As of December 31, 2011, 30,501,927 of our shares (representing approximately 4.5% of our share capital) were held in the form of ADRs by 190 registered ADR holders (including The Depository Trust Company). We estimate that, as of March 31, 2012, there were approximately 49,825 beneficial holders in form of ADRs in the United States.

The following table summarizes changes in our principal shareholders (that directly or indirectly have held more than 4% of our shares) over the last three fiscal years.

	Situation on December 31, 2011			Situation on December 31, 2010			Situation on December 31, 2009
Shareholder *	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Caisse des Dépôts	47,873,873	9.21	9.47	47,273,114	9.47	9.75	47,273,114	9.58	9.87
Groupe Industriel Marcel Dassault - GIMD	32,888,732	6.33	6.51	29,150,851	5.84	6.01	na	na	na
Groupe Groupama	29,366,758	5.65	5.81	28,396,438	5.69	5.86	28,234,444	5.72	5.89
Velo Investissement (Qatari Diar)	24,681,519	4.75	4.88	24,681,519	4.95	5.09	na	na	na
Capital Group Companies	na	na	na	na	na	na	22,252,765	4.51	4.65
EDF	20,577,271	3.96	4.07	19,329,226	3.87	3.99	18,287,428	3.70	3.82

*     Figures are taken from the 2011, 2010 and 2009 French registration documents. The Figures for Capital Group Companies have been combined to take into account the percentages of our share capital and voting rights held by all companies of that group.

na: not applicable

RELATED PARTY TRANSACTIONS

Other than as described below, we have no “related-party transactions” within the meaning of Item 7B of Form 20-F.

Caisse des dépôts et consignations (CDC) is a 9.5% shareholder in our Company and on March 3, 2011 CDC and Veolia Environnement closed the transaction combining Veolia Transport with Transdev. Each party is a 50% shareholder in the newly-formed entity. For additional information, see Item 5. “Operating and Financial Review and Prospects – Overview – Veolia Transdev” above and Item 10. “Additional Information – Material Contracts” below.

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

We have disclosed certain transactions in Notes 37 and 40 to our Consolidated Financial Statements pursuant to a definition of “related-party transactions” under IFRS that is different from the definition contained in Item 7B of Form 20-F.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Litigation

We are involved from time to time in various legal proceedings in the ordinary course of our business. The most significant litigation involving our Company or our subsidiaries is described below. In addition, tax audits and disputes are described in Note 36 to the Consolidated Financial Statements (see Item 18).

Other than as described below, there are no other current or threatened legal, governmental or arbitration proceedings involving our Company or our subsidiaries that either had or were likely to have during the past twelve months a material adverse effect on the financial position, results of operations or liquidity of our Company or Group.

The consolidated total amount that we have booked as reserves for all litigation (see note 17 to the Consolidated Financial Statements contained in Item 18) was €325.4 million, including reserves for labor and tax litigation, and includes a large number of disputes involving individual amounts that are not significant. These reserves include all losses deemed probable in connection with all types of litigation likely to arise during the conduct of our business (excluding Veolia Transdev, which is classified in assets and liabilities held for sale). The largest individual reserve booked for litigation, other than tax and labor litigation, in our financial statements as of December 31, 2011 was €6.3 million.

Water

Veolia Eau – Compagnie Générale des Eaux – Aquiris

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

In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the grantor authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the grantor authority. Aquiris is claiming compensation for its loss of business and requesting confirmation that the significant upgrading costs that will be required should be borne by the grantor authority. Aquiris and the SBGE asked a panel of experts to render a technical opinion concerning these matters, and their “remedies” report was made public on December 8, 2011. The experts concluded in particular that when the contractual performance parameters were not reached, it was notably because the characteristics of the wastewater received by Aquiris did not conform to specification (40% of water received did not meet specification). They also confirmed that certain structures are too small for the installation and made a series of technical recommendations, which included a variable allocation of costs between the parties depending on the measure recommended. Following this report, Aquiris and SBGE have commenced negotiations on the final acceptance of the plant and a possible modification of the concession contract. Pending the conclusion of these negotiations, Aquiris still has additional costs to bear. Failing an amicable settlement, the proceedings initiated by Aquiris against SBGE would be resumed. At this point, we are unable to assess whether the outcome of these negotiations is likely to have a material impact on our financial position, results of operations or liquidity.

Lastly, on June 17, 2009, the company SA Ondernemingen Jan de Nul (“Jan de Nul”), whom Aquiris entrusted with the design and construction of the Brussels-North wastewater treatment plant, introduced a claim against Aquiris to obtain compensation of the increase in metal prices, which Jan de Nul was unable to obtain from the Brussels Capital-Region, the grantor authority. On December 8, 2011, Aquiris was ordered in the lower court to pay Jan de Nul €5 million plus legal expenses and interest as from the date of service (June 17, 2009). Aquiris appealed this lower court judgment on March 9, 2012.

Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (FCO) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (BWB), a subsidiary of Veolia Wasser GmbH and the City of Berlin, alleging an abuse of dominant position in water distribution, allegedly characterized by charging excessive rates. Upon completion of their investigation, on December 5, 2011, the FCO addressed a statement of objections (draft decision) to BWB for comment, in which it demanded a reduction in prices. BWB and Veolia Wasser GmbH (as third-party intervenor) addressed their comments to the FCO at the end of January 2012.  The FCO submitted on April 2, 2012 a revised statement of objections (draft decision) for comment (by April 29, 2012), and a final decision before summer 2012. Concomitantly, in March 2011, BWB contested the FCO’s jurisdiction over the proceeding before the administrative court; this court declared it lacked jurisdiction to hear such proceedings. An appeal has been lodged before the Düsseldorf regional high court. The decision of the regional high court is pending.

In parallel, Veolia Wasser GmbH lodged on March 12, 2012 a constitutional complaint against the Berlin Public Disclosure Act before the German Federal Constitutional Court with regard to the disclosure of the partial privatization contracts of BWB dated January 18, 1999 and their subsequent amendments.

At this point, we are unable to assess whether these actions are likely to have a material impact on our financial position, results of operations or liquidity.

European Commission Investigation

On January 18, 2012, following unannounced inspections carried out in April 2010, the European Commission opened investigative proceedings aimed at determining whether behavior in the French water and wastewater markets has been coordinated, in conjunction with the French water trade association, the Fédération Professionnelle des Entreprises de l’Eau (FP2E), and in particular with respect to price components invoiced to customers. According to the public statement of the European Commission, the opening of these proceedings in no way suggests that the results of the investigation are a foregone conclusion. Depending on the results of the investigation, the European Commission will consider either closing the case or sending the companies concerned and the FP2E a statement of objections.

At this point, we are unable to assess whether these proceedings will be likely to have a material impact on our financial position, results of operations or liquidity.

Veolia Water North America Operating Services

Atlanta

In June 2006, Veolia Water North America Operating Services, LLC (“VWNAOS”) initiated legal proceedings against the City of Atlanta (the “City”), a former municipal customer, alleging, among other things, unpaid invoices for services performed, withheld retainage, the call of a $9.5 million letter of credit, and breach of contract. The City filed counterclaims alleging VWNAOS failed to fulfil certain of its obligations under their contract and for alleged damage to City-owned property. After discovery and various procedural and legal issues were addressed by the Court, trial of the matter commenced in United States District Court in Atlanta before Judge Thomas W. Thrash, Jr. on October 4, 2010. The case was tried before the Judge without a jury. The last day of testimony was October 18, 2010, and the parties thereafter submitted proposed findings of fact and conclusions of law to the Judge. Closing arguments took place on December 22, 2010.

At trial, the City asserted damages against VWNAOS totaling $25.1 million. The City has acknowledged offsets (including the $9.5 million letter of credit it seized and various unpaid invoices) of $11.1 million, for a total amount allegedly due to the City from VWNAOS of $14 million, plus interest and attorney’s fees. On the other hand, VWNAOS asserted damages totaling $30.8 million (plus interest from December 10, 2010 until paid). This amount consists of unpaid invoices in the amount of $17.8 million (including interest through December 10, 2010), and the $9.5 million letter of credit, plus interest on the letter of credit of $3.2 million. On June 3, 2011, the trial court issued an Order and Judgment, resulting in a net verdict of approximately $5 million in favor of VWNAOS. The court awarded VWNAOS $15,192,788.52 in damages and awarded the City $10,184,343.53 in damages. On July 1, 2011, VWNAOS filed a motion with the trial court challenging, as being contrary to applicable law, certain rulings in the Order and Judgment awarding damages in favor of the City and failing to award prejudgment interest to VWNAOS. On the same date, the City filed a motion with the trial court seeking a reduction in the amount awarded to VWNAOS asserting that the trial court miscalculated certain amounts the City had improperly deducted from VWNAOS’ invoices and also seeking an as yet unstated amount for attorney’s fees allegedly due to the City under the contract between the parties. The City also requested prejudgment interest on the amounts awarded in its favor. On August 26, 2011, the trial court denied the motions of both parties, except that it granted the requests for prejudgment interest. As a result, the trial court entered an Amended Judgment in favor of VWNAOS in the net amount of $10,001,991.58. Both sides have appealed the case to the United States Court of Appeals for the 11th Circuit.

While the outcome of this dispute cannot be determined with certainty, the Company does not believe its ultimate resolution will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

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

On September 23, 2011, the City and the Veolia entities each moved to dismiss the case for lack of subject matter jurisdiction on the grounds that plaintiffs had failed to exhaust their administrative remedies by not first raising the matter before the Indiana Utility Regulatory Commission. The court conducted a hearing on the motions on December 20, 2011. On February 1, 2012, the court issued an order granting defendants’ motions to dismiss for lack of subject matter jurisdiction. Plaintiffs have filed a notice of appeal.

Although at this stage of the proceedings it is not possible to estimate the potential financial consequences, we believe that this lawsuit will not significantly affect our financial position, results of operations or liquidity.

WASCO and Aqua Alliance Inc.

Several current and former indirect subsidiaries of Veolia Eau in the United States16 are defendants in lawsuits in the United States in which the plaintiffs seek recovery for personal injuries and other damages allegedly due to exposure to asbestos, silica and other potentially hazardous substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries retain liability and in certain cases manage the defense of the lawsuits. In addition, in certain instances, the acquirers of the former subsidiaries benefit from indemnification obligations provided by Veolia Eau or Veolia Environnement in respect of these lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s current or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s current or former subsidiaries, which are accused of having contributed to the injuries alleged. Reserves have been booked for the possible liability of current subsidiaries in these cases, based on the nexus between the injuries claimed and the products manufactured or sold by these subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are booked at the time such liability becomes probable and can be reasonably assessed, and do not include reserves for possible liability in lawsuits that have not been initiated.

As of the date of this annual report on Form 20-F, a number of such claims have been resolved either through settlement or dismissal. To date, none of the claims has resulted in a finding of liability.

During the five-year period ended December 31, 2011, the average annual costs that the Company has incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately US$324,000, after reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, we currently have no reason to believe that any material increase is likely to occur, nor do we expect these claims to have a material adverse effect on our business, financial position, results of operations or liquidity.

Energy

Prodith – Elvya

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

16   Subsidiaries of the Aqua Alliance group or of WASCO (formerly Water Applications & Systems Corporation and United States Filter Corporation), the parent company of the former U.S. Filter group, most of whose businesses were sold to various buyers in 2003 and 2004.

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

In 2009, a competitor of Elvya initiated proceedings before the administrative Court of Lyon seeking the liability of the Lyon metropolitan authority for irregularities in the competitive bid procedure and therefore claiming compensation in the amount of €7.7 million. The Lyon metropolitan authority has asserted that this claim is without merit and that, in any event, we should bear half of any potential compensation amount. The administrative Court of Lyon informed us of this claim in September 2011.

At this point, we consider that these disputes should not have a significant impact on our financial position, results of operations or liquidity.

Dalkia Solar Italia

In March 2010, Dalkia Solar Italia (“DSI”), Siram and Dalkia España signed an Engineering, Procurement and Construction (“EPC”) contract for 39 photovoltaic fields in Puglia (southern Italy) with several special purpose companies (“SPVs”) owned by Global Solar Fund (the “client”). Notwithstanding a delay in the execution of the construction, all the photovoltaic fields were completed before the end of 2010, enabling the SPVs to obtain the regulatory tariff from the relevant authorities. The client, however, stopped paying DSI’s invoices and refused delivery from DSI such that DSI remains the owner of the assets until payment is made. On February 3, 2011, the SPVs announced the termination of the contract and claimed that penalties (for termination and delays) in a total amount of €41.3 million were also due. DSI has suspended all payments to the photovoltaic panel suppliers, which are affiliates of the client.

In order to prevent the possible drawdown by the client of the performance bonds that were provided in connection with the construction contract for the project, DSI sought injunctive relief before the Court of Milan. DSI also sought to secure the receivables under the EPC by petitioning the court to place the photovoltaic fields owned by the SPVs in escrow pending resolution of the litigation. These two actions were rejected by the lower court. However, DSI did obtain the right to receive six weeks’ prior notice before any payment under the performance bonds can be made. On October 14, 2011, the appeal against the decision to reject the escrow of the fields was rejected.

Following a demand made on August 23, 2011 by the client and the SPV to drawdown one of the performance bonds (in an amount of €12 million), DSI launched a second proceeding before the Court in Milan for injunctive relief, seeking the suspension of drawdowns under the bank guarantee. On January 27, 2012, the Court in Milan decided to terminate the proceedings due to the parties’ inaction, following the signature of a global settlement (detailed below).

On July 25, 2011, DSI, Siram and Dalkia España filed a request for arbitration before the International Chamber of Commerce (ICC) to obtain payment of the balance due under the EPC contract (approximately €95 million), plus interest, other costs and ancillary indemnities, from the SPVs. On October 12, 2011, the SPVs filed their answer and counterclaims with the ICC.

On January 12, 2012, a global settlement was signed which should be fully implemented by mid-April 2012. It provides for the following:

1)  the proceedings and request for arbitration being withdrawn;

2)  the performance bonds being placed in escrow; and

3)  two proposals for financing which would allow payment of the sums due to the contractors in the medium-to-long term.

At this point, we believe that, on the basis of the terms and conditions of the abovementioned settlement agreement, these disputes should not have a significant impact on our financial position, results of operations or liquidity.

Environmental Services – Italy

Calabria

In April and May 2008, three actions were initiated against the Calabria region or the Extraordinary Commissioner of Calabria (“the Commissioner”) for payments due in relation to a concession agreement for the TEC 1 incinerator in Calabria:

•

An action by our subsidiary Termo Energia Calabria S.p.a. (TEC) against the Calabria region for non-payment of subsidies in the amount of €26.9 million. In February 2011, an Italian administrative court ordered the Calabria region to pay the subsidies. The decision has been appealed, and is currently before the Rome Supreme Court, which is expected to issue a decision on or around April 24, 2012.

•

An action by TEC against the Commissioner for €62.2 million in operating fees, cost reimbursement and other amounts due under the concession agreement. Following a series of counterclaims and court proceedings, a Rome arbitration court awarded €27 million to TEC (excluding certain amounts determined on a per ton basis and statutory interest), and dismissed the counterclaims. The decision was declared enforceable by the Rome Civil Court on September 17, 2010.

•

An action by Termomeccanica Ecologia S.p.a. (which sold us a 75% interest in the parent of TEC in 2007 and remained our minority partner until July 2011, as described below), in the name of TEC, against the Commissioner for payments due in respect of the construction of the TEC 1 incinerator.  This action was taken over directly by TEC in July 2011, as described below. An award of €28 million was made in favor of TEC (excluding statutory interest).

The Commissioner has appealed the second and third actions above to the Rome Court of Appeals, which rejected a request for stay of execution on June 23, 2011, and has scheduled a hearing for January 14, 2014.

In December 2011, €94 million was placed in an escrow account with the Bank of Italy, representing the awards in the second and third cases (including interest) plus an additional 50%. We have asked the Court of Appeals to authorize provisional payment to us pending the hearing on the merits. A ruling on our provisional payment request is expected in May 2012.

In December 2011, we also made a formal claim against the Calabria concession authority seeking a payment of €139.8 million (the subsidies, the amount of the two arbitration awards and certain other amounts due). We notified the authority that, in the absence of payment by January 31, 2012, the concession agreement would be terminated with retroactive effect as a result of the authority’s breach. The concession authority requested that we ensure the continuation of public service. On January 31, 2012, we formally notified the authority of the termination of the concession agreement, and we agreed to provide the public service on a transitional basis against reimbursement of our costs. The concession authority agreed to this transitional arrangement and made an initial payment in February 2012. On March 8, 2012, the concession authority challenged our termination of the concession agreement.

On February 10, 2012, we filed a voluntary liquidation plan, known as a “Concordato Preventivo” in relation to TEC with a court in La Spezia. Ordinary creditors of TEC, as an impaired class, are expected to vote on the plan in the fall of 2012. If the vote is favorable, then the court should approve the plan in the spring of 2013.

VSAT Shareholder Litigation

In early 2009, we initiated negotiations with Termomeccanica Ecologia S.p.a. (“TES”) seeking indemnity for breach of the representations and warranties granted at the time of the sale by TES to us of a 75% interest in the company that subsequently became Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”). VSAT owns approximately 99% of the shares of TEC, and, through another affiliate, operates incineration facilities in Falascaia (Tuscany), Vercelli (Piedmont) and Brindisi (Puglia).

Following the failure of these negotiations, we filed a request for arbitration with the International Chamber of Commerce (ICC) on May 19, 2009. An affiliate of TES subsequently sought to remove the directors of VSAT appointed by us. In February 2010, a Genoa court of appeals removed VSAT’s directors and appointed an ad hoc administrator to manage the company for six months (a term that was subsequently extended).

On June 30, 2011, we entered into a master settlement agreement with TES, contemplating a series of transactions that closed on July 8, 2011, including the following:

•

Our purchase of TES’s 25% share of VSAT, increasing our stake to 100%.

•

The termination of the court-appointed ad hoc administrator.

•

The termination of the ICC arbitration proceedings.

•

The termination of the 2007 agreements between us and TES, with mutual releases.

•

The takeover by TEC of the arbitration proceedings initiated in its name by TES in 2008, described above.

Other Legal Proceedings

In 2008, proceedings were instituted relating to the alleged manipulation of the software that VSAT uses to monitor the carbon monoxide emissions in its incineration facilities in Falascaia, Vercelli and Brindisi. In the criminal cases pending before the Vercelli and Lucca (Tuscany) courts, the respective Public Prosecutor’s Offices decided that there were no grounds for prosecution of the directors appointed by us after the acquisition of VSAT.

Following an order issued by the Public Prosecutor's Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating license and discharges of polluted wastewater. Despite the decision, on October 19, 2011, by the Lucca Public Prosecutor's Office to lift the closure order on the plant, the operating license for the Falascaia plant was cancelled by the Province of Lucca on November 10, 2011. We filed an appeal before the Florence Administrative Court on January 23, 2012 against the cancellation decision. In March 2012, we made a formal claim against the concession authorities (i) seeking payment of amounts due to us and pricing adjustment under the contract and (ii) providing notice that, in the absence of such payment and adjustment, the contract would be terminated with retroactive effect as a result of the authorities’ breach.

Transport

DGCCRF – Veolia Transport

In 1998, the DGCCRF (a French administrative body with jurisdiction over competition matters) conducted an inspection and seized evidence on the premises of our transportation subsidiary Connex (which is now part of Veolia Transport) and other companies in the public transportation market, for the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council served notice of two grievances on Veolia Transport alleging possible collusion among operators between 1994 and 1999 which may have limited competition at the local and national level in the public passenger transportation market for urban, inter-urban and school services. In September 2004, the Competition Council served Veolia Transport with notice of additional grievances alleging the existence of an anticompetitive agreement at the European Union level. On July 5, 2005, the Competition Council issued a decision in which it partially validated the claims of the competition authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which we paid. The Paris Court of Appeals affirmed the decision of the Competition Council on February 7, 2006 and on March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court found in favor of certain arguments made by Veolia Transport and, in its decision dated October 9, 2007, reversed the decision of the Court of Appeals of Paris and remanded the case to a different panel of the same court. On October 8, 2009, Veolia Transport brought the case before this new panel of the appellate court. In a decision rendered on June 15, 2010, and notwithstanding the French Supreme Court’s decision, the Paris Court of Appeals upheld the principle and amount of the €5 million fine. Veolia Transport has therefore filed another appeal with the French Supreme Court. On November 15, 2011, the French Supreme Court reversed the decision of the Court of Appeals of Paris, a second time, on the grounds that the same formation of the Court could not serve as both judge of the advisability of the investigations and judge on the merits of the case, without infringing the principle of impartiality provided by the European Convention on Human Rights, and remanded the case to a different panel of the same court. Veolia Transdev is preparing arguments before this new panel of the appellate court.

HarzElbeExpress Rail Accident in Germany

A serious head-on collision occurred near Hordorf and Magdeburg in Saxony-Anhalt (Germany) on Saturday, January 29, 2011 between a freight train and a HarzElbeExpress passenger train operated by Veolia Verkehr Sachsen Anhalt GmbH, a Veolia Transdev subsidiary. Around fifty people were aboard the HarzElbeExpress train.

The disaster claimed the lives of ten people, including the driver of the passenger train and a member of the railway staff. Twenty-three injuries have been reported. In December 2011, criminal proceedings for manslaughter, endangerment of rail traffic and physical harm through negligence were instituted against the driver of the freight train, who allegedly disregarded railway signaling. The results of the investigation exonerate us of any liability, and the financial consequences should be limited given our insurance policies held.

Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries has brought a number of legal proceedings against SNCM, a subsidiary of Veolia Transdev.

Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals cancelled the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. SNCM appealed this order on January 5, 2012.

Veolia Transport’s 2006 acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière (CGMF) was conditioned on the concession authority continuing the public service delegation agreement. Veolia Transport notified CGMF on January 13, 2012 of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. In the absence of a reaction from CGMF to a proposal for the out-of-court settlement of the dispute, Veolia Transport notified CGMF on February 7, 2012 of its intention to submit the case to the competent legal authority.

On February 17, 2012, the French competition authority recommended that the concession authority assess its needs in terms of marine service to Corsica in order to limit the scope of a future public service delegation to the minimum necessary.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid and authorized other payments made by the French Government prior to the privatization. Under the Treaty on the Functioning of the European Union ("TFEU"), governments may only provide subsidies (known as "State aid") to commercial entities in limited circumstances, with European Commission authorization. In an appeal filed with the General Court of the European Union, Corsica Ferries requested the annulment of the Commission decision of July 8, 2008. The General Court of the European Union held an oral hearing on the matter on December 7, 2011. We believe there is a risk of a full or partial annulment of the European Commission’s decision. In such a case, the European Commission might re-open the investigation on the measures concerned and could ultimately order SNCM to repay the amount of State aid that would be found incompatible with the TFEU. We estimate that the amount potentially at risk is approximately €275 million, excluding interest.

In an action brought before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of the date of this annual report on Form 20-F, no complaint has been served.

Finally, in May 2011, the French Supreme Court denied SNCM's appeal of a February 27, 2009 decision of the French Competition Council in a case involving abuse of dominant position. The French Competition Council levied a €300,000 fine against SNCM in this proceeding, related to a global and indivisible offer that SNCM had filed in response to a call for bids on the Marseille-Corsica public transport service.

Veolia Environnement

On December 27, 2011 and January 13, 2012, U.S. law firms filed purported class action complaints in the United States Federal District Court for the Southern District of New York, against our Company and certain of our current and former officers. The plaintiffs seek to represent holders of the Company’s ADRs (American Depositary Receipts) who acquired them between April 27, 2007 and August 4, 2011. The complaint alleges that certain of our financial communications during the period from April 27, 2007 to August 4, 2011 were misleading, purportedly resulting in violations of Section 10(b) of the US Securities Exchange Act of 1934 and other federal securities laws. We consider the complaints to be without merit and intend to seek their dismissal.

Dividend Policy

Our Company’s dividend policy is determined by our Board of Directors, which may consider a number of factors, including our financial performance and net income, as well as the dividends paid by other French and international companies in the same sector. We cannot guarantee the amount of dividends that may be paid in respect of any fiscal year. See Item 3. “Key Information – Dividends” for more information on dividends in prior years.

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

Veolia Environnement

On February 28, 2012, the Group announced that it had entered into exclusive negotiations with an investor for the progressive withdrawal from Veolia Transdev.

On March 1, 2012, the Company published a press release presenting its annual results for 2011.

The Group’s post-balance sheet events are presented in Note 43 to the consolidated financial statements.

In its meeting of February 29, 2012, the Veolia Environnement Board of Directors reaffirmed the relevance of the strategic plan adopted in December 2011 and renewed its confidence in the Chairman and Chief Executive Officer, Mr. Antoine Frérot.

In addition, the Board of Directors’ meeting of March 15, 2012 decided to convene a Combined Shareholders’ Meeting on May 16, 2012 and propose a number of resolutions concerning its composition.

•

the ratification of Caisse des dépôts et consignations, Veolia Environnement's main shareholder, as Director; the company was co-opted that day and is represented by Mr. Olivier Mareuse;

•

the allocation of a Director's position to Groupama, as a significant shareholder of Veolia Environnement; the company will be represented by Mr. Georges Ralli;

•

the appointment of three new directors:

o

Mrs. Maryse Aulagnon,

o

Mrs. Nathalie Rachou,

o

Mr. Jacques Aschenbroich,

•

the renewal of the term of office as director of Mr. Serge Michel.

The Board sincerely thanked Mrs. Esther Koplowitz and Mr. Jean-François Dehecq, whose terms of office end at the next Shareholders' Meeting, for their commitment and the quality of their work as Directors of Veolia Environnement.

On March 16, 2012, the Company announced a series of decisions, effective immediately, to speed up the implementation of the strategic plan approved by the Board of Directors and, in particular, the creation of an enlarged Executive Committee around the Chairman and CEO, comprising Messrs. Sylvain Boucher, Jérôme Gallot, Jean-Michel Herrewyn, Franck Lacroix, Jean-Marie Lambert, Jérôme Le Conte and Pierre-François Riolacci (See Item 6. “Directors Senior Management and Employees – Management – Executive Committee”). This Committee is fully committed to the successful implementation of the strategic plan.

On April 5, 2012, we announced that as part of our on-going process to withdraw from the Transportation business and refinance our investment in Veolia Transdev, we and our joint-venture partner, Caisse des dépôts et consignations, had entered into discussions regarding the transfer of Veolia Transdev’s 66% shareholding in SNCM and its subsidiaries from Veolia Transdev to Veolia Environnement, along with all rights and obligations attached to this shareholding.

Veolia Eau

In India, a consortium comprising Veolia Water India, a subsidiary of Veolia Eau, and Vishvaraj Environment Ltd, won the contract to operate and maintain drinking water facilities for the city of Nagpur (center of India). This 25-year contract is the first public-private partnership of this scale in the water sector in India. It includes an initial five-year construction program, mainly to rehabilitate and upgrade the network and connections to homes. A special-purpose entity, Orange City Water, held jointly with Vishvaraj Environment Ltd, was formed to perform the contract, which will generate estimated cumulated revenue for Veolia Eau of €387 million. Orange City Water will be responsible for delivering a continuous supply of drinking water to the homes of the 2.7 million people living in Nagpur, 24 hours a day and seven days a week.

Veolia Propreté

Veolia Propreté, through its subsidiary Veolia Environmental Services- Technical Solutions (United States), which specializes in the management of hazardous waste, was selected by the City of New York to collect, manage and process electronic waste as well as lighting, mercury and medical waste from all city agencies. The 10-year contract came into effect in December 2010 and may be renewed for two further 5-year periods and represents estimated cumulated revenue of US$5 million.

Veolia Propreté, through its subsidiary Veolia Environmental Services (UK) Plc, a leading UK recycling and waste management company, was named preferred bidder by the Leeds City Council for a Private Finance Initiative (PFI) contract for the treatment and disposal of residual waste. This 25-year contract will generate estimated cumulative revenue of £936 million. The proposal submitted by Veolia Propreté includes the construction in East Leeds Cross Green Industrial Area of an advanced waste recycling and energy recovery facility that will contribute to the local economy with the creation of 300 jobs during construction and 45 permanent positions.

Dalkia

Dalkia continued its expansion in target countries during the opening months of 2012. In Romania, Dalkia entered into exclusive negotiations to manage the Iaşi urban heating network; Iaşi is the second largest city in Romania.

Dalkia is also among the bid finalists in Qatar and Abu Dhabi to design, build and operate two cooling networks.

Veolia Transdev

As part of its innovation policy, Veolia Transdev continued to develop the Urban Pulse pilot projects in Chambery, Strasbourg and New Orleans and plans to roll-out this product more widely in 2012. This cell phone application project has an autonomous business model based on geo-localized advertising. In addition, the Group has started rationalizing its legal structure, particularly in Canada where Veolia Transport and Transdev subsidiaries now have a single holding company.

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

Trading on the Euronext Paris Market

Securities admitted to trading on the Euronext Paris market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Euronext Paris market in one of two categories (continuous trading and auction trading), depending on their inclusion in certain indices or compartments and/or on their historical or expected trading volume. Our shares trade in the continuous category, which includes the most actively traded securities. Shares are traded on each trading day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:30 p.m. to 5:35 p.m. (during which pre-opening and pre-closing sessions trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading continuous category shares between 5:40 p.m. and the beginning of the pre-opening session the following trading day may take place at a price that must be within a price range of plus or minus 1% of the closing price.

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

Under the UTP trading manual, Euronext Paris may temporarily interrupt trading in a security admitted to trading on the Euronext Paris market if matching a bid or ask offer recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation above or below a set reference price. With respect to equity securities included in the CAC 40 index and trading in the continuous category, once trading has commenced, volatility interruptions for a reservation period of 2 minutes are possible if the price fluctuates by more than 3% above or below the relevant reference price. If trading conditions warrant, and provided the market is duly informed in, advance, Euronext may modify the length of the reservation period and may accept broader fluctuation ranges. Euronext Paris may also suspend trading of a security admitted to trading on the Euronext Paris market in certain other circumstances, including at the request of the issuer or the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Trades in securities admitted to trading on the Euronext Paris market are settled on a cash basis on the third day following the trade. For certain liquid securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés—OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fourth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our shares are currently eligible for the deferred settlement service.

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

Trading by Veolia Environnement in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10. “Additional Information—Memorandum and Articles of Association—Trading in Our Own Shares.”

Trading History

Trading on Euronext Paris

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) of our shares on the Euronext Paris market.

	High	Low
2012
First Quarter	13.06	7.88
March	13.06	9.44
February	9.79	8.69
January	8.95	7.88
2011
Fourth Quarter	11.64	7.80
December	9.95	7.80
November	10.42	8.02
October	11.64	10.02
Third Quarter	19.89	9.381
Second Quarter	22.81	18.63
First Quarter	24.30	20.16
2010
Fourth Quarter	22.68	18.78
Third Quarter	21.98	17.97
Second Quarter	26.49	19.25
First Quarter	26.20	22.81
2009
Fourth Quarter	26.67	21.65
Third Quarter	27.10	20.01
Second Quarter	23.15	15.37
First Quarter	23.09	15.00
2008
Fourth Quarter	29.86	16.55
Third Quarter	37.94	28.00
Second Quarter	47.90	34.70
First Quarter	63.89	42.00
2007
Fourth Quarter	66.25	59.19
Third Quarter	60.96	50.62
Second Quarter	63.09	55.30
First Quarter	57.10	50.60
Source: Euronext Paris

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) of our ADSs on the New York Stock Exchange.

	High	Low
2012
First Quarter	17.16	10.12
March	17.16	13.48
February	13.00	11.81
January	11.60	10.12
2011
Fourth Quarter	16.00	10.15
December	12.92	10.15
November	14.40	10.89
October	16.00	13.21
Third Quarter	28.80	13.02
Second Quarter	33.85	26.49
First Quarter	33.24	27.91
2010
Fourth Quarter	30.81	25.75
Third Quarter	28.84	23.13
Second Quarter	35.77	23.32
First Quarter	37.15	31.30
2009
Fourth Quarter	38.53	31.50
Third Quarter	40.00	27.72
Second Quarter	31.51	27.07
First Quarter	31.83	19.14
2008
Fourth Quarter	41.50	20.83
Third Quarter	56.09	39.10
Second Quarter	74.08	54.16
First Quarter	94.42	64.85
2007
Fourth Quarter	96.61	84.25
Third Quarter	86.64	67.11
Second Quarter	86.14	74.88
First Quarter	74.91	67.00
Source: Bloomberg Finance L.P.

ITEM 10.   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Our Company is a société anonyme, a form of limited liability corporation, organized under the laws of France.

In this section, we summarize material information concerning the material provisions of applicable French law and our bylaws (statuts). A copy of our bylaws, as in effect on the date of this annual report, has been filed with the Securities and Exchange Commission as an exhibit to this annual report.

Objects and Purposes

Under Article 3 of our bylaws, our corporate purpose, directly or indirectly, in France and in all other countries, is:

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

Directors

Our bylaws provide that each of our directors must own at least 750 of our shares in registered form. The French Commercial Code provides that each director is eligible for reappointment upon the expiration of his or her term of office. Our bylaws also provide that the members of the Board stand for reelection on a rolling basis for a maximum term of four years. See Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Composition and Appointment of the Board of Directors.”

Transactions with Directors

Under the French Commercial Code, any transaction directly or indirectly between a company and a member of its Board of Directors that is not made under normal conditions within the ordinary course of business of the Company is subject to the prior consent of the disinterested members of the Board of Directors.

Any such transaction concluded without such prior consent can be nullified if it causes damages to the Company. The statutory auditor must be informed of each such transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the shareholders’ meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or in forming a quorum. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the Company, but the Company may in turn hold the interested director and, in some circumstances, other members of the Board of Directors, liable for any damages the Company may suffer as a result. In addition, the transaction may be cancelled if it was entered into under fraudulent conditions. Moreover, certain transactions between a corporation and one of its directors who is a natural person are prohibited under the French Commercial Code: in particular, French law prohibits loans from a company to any of its directors.

Directors’ Compensation

Fees and other compensation paid to our directors are determined by the shareholders’ meetings. The Board of Directors allocates the total sum authorized by the General Shareholders’ Meeting among its members at its discretion by a simple majority vote. See Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” In addition, the Board of Directors may allocate exceptional compensation to directors on a case-by-case basis for specific assignments. The Board of Directors may also authorize the reimbursement of travel and accommodation expenses, as well as other expenses incurred by Directors in the corporate interest.

Directors’ Age Limits

Under our bylaws, the number of directors aged 70 or older, following each annual shareholders’ meeting, may not exceed one-third of the total number of directors.

Transactions with Major Shareholders

The limitations imposed by the French Commercial Code on transactions between a company and interested directors, described above, also apply to transactions between a company and a holder of shares which entitle the holder to exercise 10% or more of the total votes available to all shareholders (or, if such shareholder is a legal entity, the entity’s parent, if any, shall be subject to such limitations in the event that it has the ability to exercise such voting rights). Such limitations are also applicable to transactions between companies with common directors or executive officers.

Rights, Preferences and Restrictions Applicable to Our Ordinary Shares

Dividends

We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our bylaws. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our bylaws.

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

Dividends may be paid in cash or, if the General Shareholders’ Meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our bylaws provide that, subject to a decision of the General Shareholders’ Meeting taken by ordinary resolution, each shareholder may be given the choice to receive his or her dividend in cash or in shares.

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

Preferential Subscription Rights

Under the French Commercial Code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our Company for cash or cash equivalents, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company’s governing board and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a nontransferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

Limitation on Exercise of Rights

Our bylaws and French law provide that, any time it is necessary to own several shares in order to exercise a specific right or to meet the requirements of a transaction affecting our share capital or equity, a shareholder that holds a number of our shares that is lower than the required number may only exercise this right or participate in this transaction if it obtains the required number of shares.

Amendments to Rights of Holders

Under French law, a two-thirds majority vote at the extraordinary shareholders’ meeting is required to change our bylaws, which set out the rights attaching to our shares, except for decisions regarding capital increases through incorporation of reserves, profits or share premium, or through the issuance of free share warrants in the event of a public offering on our shares (article L. 233-32 of the French Commercial Code), which decisions can be taken by simple majority vote.

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

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our bylaws, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•

changing our Company’s name, corporate purpose or nationality;

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

We must announce general meetings at least 35 days in advance (or 15 days in case of a public offer for our shares) by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice (“avis de réunion”) is first sent to the AMF for informational purposes. The AMF also recommends that simultaneously with the publication of the preliminary notice, a summary of the notice indicating the date, time and place of the meeting be published in a newspaper of national circulation in France. In any event, the preliminary notice must be published on our website at least 21 days (or 15 days in case of a public offer for our shares) prior to the general meeting. The preliminary notice must disclose, among other things, the agenda of the meeting, a draft of the resolutions to be submitted to the shareholders and a description of the procedures to be followed to attend the meeting and the voting procedures (proxy voting, electronic voting or voting by mail). The notice must contain a statement informing the shareholders that they may propose additional items or resolutions to the Board of Directors until 25 days before the date of the meeting (or 10 days in case of a public offer for our shares) and in any case no later than 20 days following the publication of the preliminary notice in the BALO.

At least 15 days (or 6 days in case of a public offer for our shares) prior to the date set for a first call, and at least 10 days (or 4 days in case of a public offer for our shares) prior to any second call, we must send a final notice (“avis de convocation”) containing the time, date and place of the meeting, the nature of the meeting (ordinary/extraordinary), the agenda of the meeting and other information about the meeting. The final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and by registered mail, if shareholders have asked for it and paid the corresponding charges. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our Company is registered, with prior notice having been given to the AMF for informational purposes. The AMF also recommends that simultaneously with the publication of the final notice, a summary of the notice indicating the date, time and place of the meeting be published in a newspaper of national circulation in France.

In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the Board of Directors regardless of whether this action was on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors as from the publication of the preliminary notice in the BALO until 25 days prior to the general meeting (or 10 days in case of a public offer for our shares) and in any case no later than 20 days following the publication of the preliminary notice in the BALO, as described above, by:

•

the works council;

•

one or several shareholders holding a specified percentage of shares computed in accordance with the provisions of the French Commercial Code; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

Within the same period, the shareholders may also propose additional items to be submitted to the general meeting of the shareholders. The shareholders must substantiate the reasons for proposing additional items.

Additional resolutions and a list of additional items added to the agenda of the shareholders’ meeting must be promptly published on our website.

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

Attendance and Voting at Shareholders’ Meetings

Each share confers on the shareholder the right to cast one vote (except that our Company may not vote the Treasury shares it holds). Shareholders may attend ordinary meetings and extraordinary meetings and exercise their voting rights subject to French law and the conditions specified in our bylaws. In particular, a holder must have accurately disclosed any substantial interest in our Company (as described under “—Anti-Takeover Provisions—Disclosure of Substantial Shareholdings” and “—Anti-Takeover Effects of Applicable Law and Regulations”). In addition, a shareholder is not permitted to vote on specific resolutions that would confer a particular benefit on that shareholder. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

All shareholders as well as their proxies and registered intermediaries may participate in general meetings, provided that the recording of their shares in a registered shareholder account held by or on behalf of the Company or in a bearer shareholder account held by an accredited financial intermediary has occurred on the third business day, at midnight (Paris time), preceding the general meeting. Recording of the shares in a bearer shareholder account is evidenced by a shareholding certificate delivered to the holders by the financial intermediary (attestation de participation), which must be attached to the postal or proxy voting form or to the application for an admission card established in the shareholder’s name or on behalf of the shareholder by the accredited financial intermediary. A certificate is also issued to any shareholder who wishes to attend the meeting in person and has not received an admission card by midnight (Paris time) of the third business day prior to the meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly recorded their shares, and/or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Proxies and voting forms will be sent to any shareholder on request, received between the publication of final notice of meeting and 6 days before the general meeting, and must be available on our website at least 21 days before the general meeting. To be counted, such proxies must be received, in paper format, at our registered office, or at any other address indicated on the notice convening the meeting, at least 3 days prior to the date of the shareholders’ meeting, or in electronic form, the day prior to the meeting, 3:00PM (Paris time) at the latest. A shareholder may grant his or her proxy to any natural person or legal entity. The agent may be required to disclose certain information to the shareholder or to the public. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote blank proxies in favor of all resolutions proposed or approved by the Board of Directors and against all others. With respect to votes by mail, the completed form must be returned to us, in paper format, at least 3 days prior to the date of the shareholders’ meeting.

Quorum

The French Commercial Code requires that shareholders having at least 20% of the shares entitled to vote must be present in person or vote by mail or by proxy to fulfill the quorum requirement for:

•

an ordinary general meeting; or

•

an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of the Company during a takeover bid period.

The quorum requirement is 25% of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of the Company during a takeover bid period. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or vote by mail or proxy to form a quorum. If a quorum is not present at such reconvened meeting, the reconvened meeting may be adjourned for a maximum of two months with the same quorum requirement. Any deliberation by the shareholders taking place without a quorum is void.

In instances where we have given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum (or a majority as discussed below) exists.

Majority

A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary general meeting, or at an extraordinary general meeting that is only concerned with either or both a capital increase by incorporation of reserves, profits or share premium and/or an authorization to issue warrants with preferential rights to subscribe shares of the Company during a takeover bid period. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

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

Limitations on Right to Own Securities

As of the date of this annual report, our bylaws do not contain any provisions that limit the right of shareholders to own our securities or hold or exercise voting rights associated with those securities. See “Item 10. “Additional Information—Exchange Controls” for a description of certain requirements imposed by the French Commercial Code.

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

At the General Shareholders’ Meeting held on May 17, 2011, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time, except during a public tender offer, and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. This program allows us to repurchase or sell shares for the purpose of:

•

implementing stock option plans;

•

awarding or selling shares to employees in connection with a profit-sharing scheme or a company savings plan established in accordance with applicable law;

•

awarding free shares;

•

in general, honoring obligations relating to stock option programs or other share awards to our employees or employees of one of our affiliates;

•

delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner;

•

canceling all or a portion of repurchased shares;

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

Share repurchases are subject to the following conditions: (i) the number of shares that we are allowed to purchase over the course of the share repurchase program may not exceed 10% of our share capital, (ii) the number of shares we may acquire to be held in treasury subsequently delivered in connection with mergers, spinoffs, or contributions may not exceed 5% of our share capital, and (iii) the number of shares that we may hold at any given moment may not exceed 10% of our share capital.

The maximum repurchase price under the program is €40 per share (or the corresponding amount in any other currency). The maximum purchase price applies only to share repurchases decided on after the annual General Shareholders’ Meeting held on May 17, 2011, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting but providing for share repurchases to be carried out after the date of this meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1 billion under the program. Our Board of Directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers. The shareholders’ authorization for this program expires at the latest on November 17, 2012, which is 18 months after the date of the shareholders’ meeting that approved the program, unless our General Shareholders’ Meeting of May 16, 2012 authorizes a new share repurchase program.

The share repurchase program approved on May 17, 2011 replaced our previous share repurchase program approved at our General Shareholders’ Meeting of May 7, 2010. Share repurchases made pursuant to these programs are detailed in Item 16E below.

A new share repurchase program will be proposed at the General Shareholders’ Meeting of May 16, 2012. If approved, it will authorize our Company to implement a new share repurchase plan for substantially the same purposes and subject to the same maximum percentage limits as those described above with respect to the program approved at the May 17, 2011 shareholders’ meeting. The maximum purchase price for shares under this resolution would be €22.50 per share (or the equivalent value at the same date in all other currencies), which maximum price shall only be applicable to acquisitions decided after the date of the General Shareholders’ Meeting of May 16, 2012 and not to transactions concluded before this meeting but providing for share acquisitions to be carried out after the date of this meeting. The total amount allocated to this share repurchase plan authorized may not exceed €1 billion. This authorization would replace any prior authorization granted to the Board of Directors to trade in our shares, effective from May 16, 2012 and if applicable for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen months from the date of the combined General Shareholders’ Meeting.

As of December 31, 2011, we held 14,237,927 shares, representing 2.74% of our share capital. The accounting value (not including provisions) of our total portfolio at that date was €433,896,767 while the market value was €120,581,003.76. None of our subsidiaries held any of our shares as at that date. We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions

Disclosure of Substantial Shareholdings Pursuant to Our Bylaws

Our bylaws currently provide that any person, acting alone or in concert with others, that fails to notify us within 15 days of its crossing, directly or indirectly, through acquisition or disposal of our shares, of a threshold of 1% or any multiple of 1% of our shares or voting rights can be deprived of voting rights for shares in excess of the relevant reporting threshold for all shareholders’ meetings until the end of a two-year period from the date on which such person returns to compliance with the notification requirements, if it is so required by one or several shareholders holding at least 1% of our share capital or voting rights. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

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

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which such person complies with the notification requirements. In addition, any shareholder who fails to comply with the specific requirements described above (including the declaration of intentions) may have all or part of its voting rights suspended for up to 5 years by the Commercial Court at the request of our Chairman, any shareholder or the AMF and may be subject to criminal and administrative sanctions.

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

MATERIAL CONTRACTS

In May 2010, we signed an agreement with the Caisse des dépôts et consignations (CDC) for the combination of Veolia Transport with Transdev and certain related transactions. The transaction closed on March 3, 2011. In connection with this venture, we and the CDC also signed a shareholders’ agreement containing customary provisions for a venture of this type, including limitations on competition and transfer of shares and a purchase option at market value for the CDC in the event of a change of control of our Company. See Item 5. “Operating and Financial Review and Prospects—Overview—Veolia Transdev” above.

Contracts Including Change of Control Clauses

Under French law, we are required to disclose certain contracts including change of control clauses.

In many countries, including France, contracts with public and private clients may contain change of control clauses, some of which (including the water contract in Berlin) provide for specific termination rights in the event of a change of control of our Company.  Furthermore, under the partnership agreements with EDF signed in December 2000, if a competitor of EDF takes over our Company, EDF has the right to purchase all of the Dalkia shares held by our Company. The same applies to the agreements signed with Caisse des dépôts et consignations on May 4, 2010, pursuant to which Veolia Environnement granted to Caisse des dépôts et consignations the right to purchase all of the Veolia Transdev shares held by our Company in the event of a change in control of our Company.  Finally, the stock-option plans implemented by our Company which are currently in effect (see Item 6.  “Directors, Senior Management and Employees” for information on these plans) provided that options become immediately exercisable without condition in the event a public tender offer is launched on the Company.

EXCHANGE CONTROLS

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our Company. Under existing administrative rulings, ownership of 33.1/3% or more of our share capital or voting rights by non-residents of France is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as: the acquiring party’s intentions, the acquiring party’s ability to elect directors, or financial reliance by us on the acquiring party.

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

French law has enacted new rules relating to trusts, in particular a specific new tax and filing requirements as well as modifications to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these new rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of ADSs or shares held in a trust. If our ADSs or shares are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of ADSs or shares.

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

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to French withholding tax at a rate of 30% (21% for distributions made as from January 1, 2012 to individuals that are resident in the European Economic Area (the “EEA”) and 15% for distributions made to non-for-profit organizations with a head office in a Member State of the EEA which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines 4 H-2-10 of January 15, 2010). Dividends paid by a French corporation towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

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

A transfer tax, assessed on the higher of the purchase price of the shares and their fair market value, applies to certain transfers of shares in French companies at a rate of:

•

3% for the portion of the purchase price (or the fair market value, if higher) below €200,000;

•

0.5% for the portion of the purchase price (or the fair market value, if higher) between €200,000 and €500,000,000; and

•

0.25% for the portion of the purchase price (or the fair market value, if higher) exceeding €500,000,000.

This transfer tax does not apply to transfers of shares in listed companies that are not evidenced by a written agreement.

Following the recent enactment of new legislation in France, the progressive rate of the transfer tax will be replaced with a 0.1% flat rate as from August 1, 2012.

This new legislation has also introduced as from August 1, 2012, under certain conditions, a financial transaction tax on the acquisition of equity securities (and assimilated securities) of publicly traded companies registered in France having a market capitalization over €1 billion. A list of the companies within the scope of the financial transaction tax will be published in a forthcoming decree. We expect that our Company will be included in this list. The financial transaction tax will be due at a rate of 0.1% on the value of the acquired shares, regardless of the tax residence of the purchaser or seller and the place of the transaction. Transactions that are subject to the financial transaction tax are exempt from the above-mentioned transfer tax on transfers giving rise to the payment of the tax on financial transactions. The tax is due by the financial services provider that undertakes the acquisition, irrespective of whether it is acting in a principal or agency capacity (or, if no financial services provider is involved in the acquisition, by the financial institution that holds the purchaser's account). Taxable transactions are broadly construed but several exceptions may apply. U.S. holders should consult their tax advisors as to the tax consequences of such reforms.

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

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a rate of 30%. Furthermore, dividends paid by a French corporation, towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, are generally subject to French withholding tax at a rate of 55%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. However, under the Treaty, a U.S. holder can claim the benefit of a reduced dividend withholding tax rate of 15%.

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

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our Company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our Company’s audited financial statements and relevant market and shareholder data, our Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 or 2011 taxable years. In addition, based on our Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our Company does not anticipate becoming a PFIC for its 2012 taxable year. Accordingly, dividends paid by our Company in 2012 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our Company was a PFIC and such holder did not make an applicable election under U.S. tax laws.

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

If Form 5000 is not filed prior to the dividend payment, a withholding tax will be levied at the 30% or 55% rate, and you would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second year following the year in which the dividend is paid.

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

In general, for U.S. federal income tax purposes, a U.S. holder that sells, exchanges or otherwise disposes of its shares or ADSs will recognize capital gain or loss in an amount equal to the U.S. dollar difference between the amount realized for the shares or ADSs and the holder’s adjusted tax basis in the shares or ADSs (determined in U.S. dollars). Such gain or loss generally will be U.S.-source gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net long-term capital gain recognized by an individual U.S. holder before December 31, 2012 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

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

French Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to shares or ADSs of a U.S. holder if the holder is a resident of the United States for purposes of the Treaty.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the SEC’s Public Reference Rooms by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our operating and financing activities, we are exposed to the following market risks: interest rate risk, foreign exchange risk, commodity risk, counterparty risk, liquidity risk and equity risk.

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

See Notes 29 and 30 to our Consolidated Financial Statements for additional information about market risk exposure and management and the use of derivative instruments.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 12D. AMERICAN DEPOSITARY SHARES

Our ordinary shares trade in the United States under a sponsored ADR facility with The Bank of New York Mellon as depositary.

Fees Payable by ADS Holders

The Bank of New York Mellon, as our Depositary (the “Depositary”), collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until fees for those services are paid.

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

Fees Payable to the Company by the Depositary

With respect to 2010 annual reimbursements, we received in 2011 US$ 300,000 from the Depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance cost for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone call), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Finance Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Finance Officer concluded that the disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Finance Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and with IFRS as adopted by the European Union.

Management has excluded from its assessment of internal control over financial reporting as of December 31, 2011 an assessment of internal control over financial reporting of Transdev, which was combined with Veolia Transport to form Veolia Transdev (a company in which we own a 50% interest, the results of which are recorded as a discontinued operation in 2011) on March 3, 2011. Transdev's revenues for the year ended December 31, 2010 totalled €2,206 million, and had Transdev been proportionally consolidated at the 50% level in our Company’s financial statements for the year ended December 31, 2010, Transdev’s proportionally consolidated revenues would have represented less than 4% of our Company's total consolidated revenues. As part of a discontinued operation, Transdev did not contribute to our consolidated revenues in 2011.

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

The effectiveness of our internal control over financial reporting has been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2011, which is included under Item 18. “Financial Statements” on pages F-1 through F-98.

Changes in Internal Control over Financial Reporting

In 2011, we adopted a program designed to reinforce certain aspects of our internal control over financial reporting. The plan followed our discovery, in the second quarter of 2011, of an incidence of accounting fraud in the United States at the Marine Services unit, which is part of our Environmental Services division. See Item 5. “Operating and Financial Review and Prospects—Marine Services Accounting Correction.” While the Marine Services incident did not result from a material weakness in our internal control over financial reporting, and the financial impact of the Marine Services incident was not material for any of the affected years, the discovery of this fraud nonetheless prompted our management to adopt an action plan that was approved in November 2011. The action plan includes the following:

•

A “process and control” function is being established in each of our major business units (which we generally define as a division in a country or region).

•

A code of conduct for the financial managers of our business units has been established. This code defines the responsibilities and autonomy of financial managers in the performance of their control function and requires that financial managers report to the Finance Department at the next highest level in our organizational structure (in addition to reporting to the general manager responsible for the relevant business unit).

•

The compensation, recruiting and transfer of financial managers of the business units must be approved by the Finance Department at the next highest level in our organizational structure.

•

A rotation system for financial managers has been put in place.

Certain of the above measures will also be progressively implemented below the business unit level. Moreover, the deployment of this system will be accompanied by training to raise the awareness of financial and operational managers of the risk of fraud. In addition, we are reinforcing our “whistleblowing” program, to ensure better identification of complaints relating to financial reporting issues and better communication of the program to employees.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, two independent accounting firms audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2011, our independent auditors are Ernst & Young et Autres and KPMG SA, which was appointed statutory auditor in replacement of Salustro Reydel in 2007. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2011, we were billed total fees of €15.0 million by KPMG and €13.4 million by Ernst & Young for the services described below. The fees set forth below billed by KPMG and Ernst & Young in 2010 and 2011 do not include fees charged to equity affiliates or proportionally consolidated entities.

Audit Fees

During 2011, we were billed €12.3 million in fees by KPMG and €11.2 million by Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements. During 2010, we were billed €15.0 million in fees by KPMG and €15.1 million by Ernst & Young in connection with such services.

Audit-Related Fees

During 2011, we were billed €2.7 million in fees by KPMG and €2.2 million by Ernst & Young for services that are related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, services not required by regulation and acquisition-related audits. During 2010, we were billed €1.7 million in fees by KPMG and €2.9 million by Ernst & Young in connection with such services.

Tax Fees

During 2010 and 2011, we were not billed any fees by KPMG or by Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2010 and 2011, we were not billed any fees by KPMG or by Ernst & Young for products and services other than the ones noted above.

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

During 2011, no services were provided to our Company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2011, the following purchases of our shares were made by our Company:

Period	Total number of shares purchased	Average price paid per share (in euros)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may be allocated to the purchase of shares under the plans or programs (in euros)
01/01/2011 to 01/31/2011	-	n/a	-	1,000,000,000
02/01/2011 to 02/28/2011	-	n/a	-	1,000,000,000
03/01/2011 to 03/31/2011	-	n/a	-	1,000,000,000
04/01/2011 to 04/30/2011	-	n/a	-	1,000,000,000
05/01/2011 to 05/31/2011	-	n/a	-	1,000,000,000
06/01/2011 to 06/30/2011	-	n/a	-	1,000,000,000
07/01/2011 to 07/31/2011	-	n/a	-	1,000,000,000
08/01/2011 to 08/31/2011	-	n/a	-	1,000,000,000
09/01/2011 to 09/30/2011	-	n/a	-	1,000,000,000
10/01/2011 to 10/31/2011	-	n/a	-	1,000,000,000
11/01/2011 to 11/30/2011	-	n/a	-	1,000,000,000
12/01/2011 to 12/31/2011	-	n/a	-	1,000,000,000

At the General Shareholders’ Meeting held on May 17, 2011, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer our shares at any time, except during a public offer, as permitted under applicable laws and regulations, and by any means, on the market or over-the-counter, including through block trades, public offers to purchase, sell or exchange, or through the use of derivative financial instruments traded on a market or over-the-counter, or through the delivery of shares following the issuance by us of securities granting rights to our capital by means of conversion, exchange, redemption, exercise of warrants or in any other way, either directly or indirectly via the intermediary of an investment services provider. The share repurchase may be for an amount up to 10% of our share capital, provided that we may not hold more than 10% of our share capital at any time.

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

The maximum repurchase price under the program was set by shareholders at the May 17, 2011 meeting at €40 per share and the maximum amount that we may allocate to the share repurchase program was set at €1 billion. See Item 10. “Additional Information—Trading in Our Own Shares.”

The shareholders’ authorization for this 2011 share repurchase program is due to expire at the latest on November 17, 2012, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted at our General Shareholders’ Meeting of May 16, 2012.

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

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.   FINANCIAL STATEMENTS

ITEM 19.   EXHIBITS

The following exhibits are included herein:

Exhibit Number	Description

1	Articles of Association (statuts) of Veolia Environnement (free English translation).
9	List of Subsidiaries. Included herein in Note 44 to our Consolidated Financial Statements.
11	Code of Ethics (previously filed as Exhibit 11 to our annual report on Form 20-F for the year ended December 31, 2003 and incorporated by reference herein).
12.1	Certification by Antoine Frérot, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Pierre-François Riolacci, Chief Finance Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications by Antoine Frérot, Chief Executive Officer, and Pierre-François Riolacci, Chief Finance Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of Independent Registered Public Accounting Firms.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT
By:	/s/ Antoine Frérot
Name:	Antoine Frérot
Title:	Chairman and Chief Executive Officer

Date: April 13, 2012

Veolia Environnement

Consolidated financial statements 12/31/2011

Report of Independent Registered Public Accounting Firms

Year ended December 31, 2011

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the accompanying consolidated statements of financial position of Veolia Environnement and subsidiaries (hereafter the "Company") as of December 31, 2011, 2010, 2009 and January 1, 2009 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011, 2010, 2009 and January 1, 2009 and the consolidated results of its operations and its consolidated cash flow for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1.1.5 to the consolidated financial statements, the Company corrected the comparative information relating to the years ended December 31, 2010 and 2009 in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors” for a series of accounting irregularities identified during the second quarter of the year.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 13, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The Independent Registered Public Accounting Firms

Paris la Défense, France April 13, 2012
KPMG Audit A division of KPMG S.A.		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty

Veolia Environnement

Consolidated financial statements 12/31/2011

Report of Independent Registered Public Accounting Firms

Year ended December 31, 2011

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the internal control over financial reporting as of December 31, 2011 of Veolia Environnement S.A. and subsidiaries (hereafter the "Company"), based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (hereafter “the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying report of management on internal control over financial reporting, management has excluded from its assessment of internal control over financial reporting as of December 31, 2011 an assessment of internal control over financial reporting of Transdev, which was combined with Veolia Transport to form Veolia Transdev (a company in which the Company owns a 50% interest,the results of which are recorded as a discontinued operation in 2011) on March 3, 2011.Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Transdev.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

Veolia Environnement

Consolidated financial statements 12/31/2011

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2011, 2010, 2009 and January 1, 2009 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cashflows statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2011, and our report dated April 13, 2012 expressed an unqualified opinion on those consolidated financial statements.

The Independent Registered Public Accounting Firms

Paris la Défense, France April 13, 2012
KPMG Audit A division of KPMG S.A.		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty

Veolia Environnement

Consolidated financial statements 12/31/2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Assets
(€ million)	Notes	As of December 31,			As of January 1,
		2011	2010(1)	2009(1)	2009(1)
Goodwill	5	5,795.9	6,840.2	6,624.6	6,723.3
Concession intangible assets	6	4,629.1	4,164.6	3,624.8	3,637.7
Other intangible assets	7	1,280.8	1,505.8	1,437.8	1,535.2
Property, plant and equipment	8	8,488.3	9,703.3	9,379.2	9,423.4
Investments in associates	9	325.2	311.7	268.5	311.6
Non-consolidated investments	10	106.3	130.7	174.6	202.8
Non-current operating financial assets	11	5,088.3	5,255.3	5,275.2	5,298.9
Non–current derivative instruments - Assets	30	742.8	621.1	431.9	508.4
Other non-current financial assets	12	736.5	773.1	753.9	817.3
Deferred tax assets	13	1,263.9	1,749.6	1,588.0	1,552.2
Non-current assets		28,457.1	31,055.4	29,558.5	30,010.8
Inventories and work-in-progress	14	1,020.8	1,130.6	978.0	1,013.1
Operating receivables	14	11,427.6	12,488.7	12,241.3	13,093.2
Current operating financial assets	11	357.0	373.3	376.6	452.3
Other current financial assets	12	114.6	132.3	217.7	321.4
Current derivative instruments – Assets	30	48.1	34.6	45.6	142.8
Cash and cash equivalents	15	5,723.9	5,406.8	5,614.4	3,849.6
Assets classified as held for sale	25	3,256.5	805.6	722.6	203.0
Current assets		21,948.5	20,371.9	20,196.2	19,075.4
TOTAL ASSETS		50,405.6	51,427.3	49,754.7	49,086.2

(1)  Amounts as of December 31, 2010, December 31, 2009 and January 1, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors – See Note 1 to the Consolidated Financial Statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

Equity and liabilities
(€ million)	Notes	As of December 31,			As of January 1,
		2011	2010 (1)	2009 (1)	2009(1)
Share capital		2,598.2	2,495.6	2,468.2	2,362.9
Additional paid-in capital		9,796.2	9,514.9	9,433.2	9,197.5
Reserves and retained earnings attributable to owners of the Company		(5,324.7)	(4,134.6)	(4,504.0)	(4,599.1)
Total equity attributable to owners of the Company	16	7,069.7	7,875.9	7,397.4	6,961.3
Total equity attributable to non-controlling interests		2,765.4	2,928.5	2,670.1	2,530.5
Equity	16	9,835.1	10,804.4	10,067.5	9,491.8
Non-current provisions	17	2,077.1	2,313.9	2,291.1	2,160.2
Non-current borrowings	18	16,706.7	17,896.1	17,647.3	17,063.9
Non–current derivative instruments – Liabilities	29	215.4	195.1	139.3	159.9
Deferred tax liabilities	13	1,891.1	2,101.4	1,951.2	1,936.0
Non-current liabilities		20,890.3	22,506.5	22,028.9	21,320.0
Operating payables	14	12,598.6	13,773.9	13,076.9	13,591.8
Current provisions	15	604.8	689.9	749.2	773.1
Current borrowings	18	3,942.3	2,827.1	2,983.1	3,219.7
Current derivative instruments – Liabilities	30	81.5	51.7	84.8	125.9
Bank overdrafts and other cash position items	15	440.2	387.0	454.9	465.7
Liabilities directly associated with assets classified as held for sale	25	2,012.8	386.8	309.4	98.2
Current liabilities		19,680.2	18,116.4	17,658.3	18,274.4
TOTAL EQUITY AND LIABILITIES		50,405.6	51,427.3	49,754.7	49,086.2

(1)  Amounts as of December 31, 2010, December 31, 2009 and January 1, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Year ended December 31,
		2011(²)	2010(2) (3)	2009 (1) (2) (3)
Revenue	19	29,647.3	28,764.2	27,847.7
o/w Revenue from operating financial assets		383.7	380.9	375.6
Cost of sales		(24,919.0)	(23,255.0)	(22,677.9)
Selling costs		(595.1)	(574.8)	(539.9)
General and administrative expenses		(3,176.0)	(3,139.5)	(3,021.1)
Other operating revenue and expenses		60.0	187.2	180.1
Operating income	20	1,017.2	1,982.1	1,788.9
Finance costs	21	(861.5)	(851.6)	(817.5)
Income from cash and cash equivalents	21	113.1	92.7	92.1
Other financial income and expenses	22	(56.3)	(102.5)	(83.2)
Income tax expense	23	(539.0)	(319.0)	(197.8)
Share of net income of associates	9 & 24	12.3	18.0	8.7
Net income (loss) from continuing operations		(314.2)	819.7	791.2
Net income (loss) from discontinued operations	25	(2.4)	29.3	25.6
Net income (loss) for the year		(316.6)	849.0	816.8
Attributable to owners of the Company		(489.8)	558.5	559.0
Attributable to non-controlling interests	26	173.2	290.5	257.8
(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (4)	27
Diluted		(0.99)	1.16	1.18
Basic		(0.99)	1.16	1.18
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (4)	27
Diluted		(0.97)	1.07	1.15
Basic		(0.97)	1.07	1.15
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (4)	27
Diluted		(0.02)	0.09	0.03
Basic		(0.02)	0.09	0.03

(1)  In 2009, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expense. These reclassifications had no impact on operating income (see Note 20, Operating income).

(2)  In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of:

– the whole Transportation business, in the process of being sold (see Note 4)

– Water activities in the Netherlands, divested in December 2010 and Environmental Services activities in Norway, divested in March 2011;

– German operations in the Energy Services division, partially divested in May 2011,

– household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011,

– urban lighting activities (Citelum) in the Energy Services division,

are presented in a separate line, Net income from discontinued operations, for the years ended December 31, 2011, 2010 and 2009.

Furthermore, as the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States was interrupted in the first and second semesters of 2011 respectively, these activities are no longer presented in Net income from discontinued operations.

(3)  Amounts as of December 31, 2010 and December 31, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

(4)  The weighted average number of shares outstanding at December 31, 2011 is 496.3 million (basic and diluted). (See Note 27, Earnings per share).

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Year ended December 31,
	2011	2010(1)	2009 (1)
Net income (loss) for the year	(316.6)	849.0	816.8
Actuarial gains and losses on pension obligations	(32.7)	(72.9)	(67.8)
Related income tax expense	(26.8)	16.9	14.3
Amount net of tax	(59.5)	(56.0)	(53.5)
Other items of comprehensive income not subsequently released to net income	(59.5)	(56.0)	(53.5)
Fair value adjustments on available-for-sale assets	(1.7)	(1.8)	(3.3)
Related income tax expense	0.4	(0.1)	(0.6)
Amount net of tax	(1.3)	(1.9)	(3.9)
Fair value adjustments on cash flow hedge derivatives	(49.4)	27.3	46.2
Related income tax expense	14.6	(9.7)	(5.8)
Amount net of tax	(34.8)	17.6	40.4
Foreign exchange gains and losses:
• on the translation of the financial statements of subsidiaries drawn up in a foreign currency	79.2	587.0	65.2
Amount net of tax	79.2	587.0	65.2
• on the net financing of foreign operations	(4.2)	(165.2)	2.2
• related income tax expense	(82.3)	52.6	3.8
Amount net of tax	(86.5)	(112.6)	6.0
Other items of comprehensive income subsequently released to net income	(43.4)	490.1	107.7
Total Other comprehensive income	(102.9)	434.1	54.2
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(419.5)	1,283.1	871.0
- Attributable to owners of the Company	(564.3)	884.0	632.0
- Attributable to non-controlling interests	144.8	399.1	239.0

(1)  Amounts as of December 31, 2010 and December 31, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Year ended December 31,
		2011	2010 (2)	2009 (1) (2)
Net income (loss) for the year		(316.6)	849.0	816.8
Operating depreciation, amortization, provisions and impairment losses	20	2,842.5	1,884.2	1,869.1
Financial amortization and impairment losses		5.6	18.6	7.2
Gains/losses on disposal	20	(592.4)	(277.2)	(306.1)
Share of net income of associates	9	(13.4)	(18.4)	0.9
Dividends received	22	(4.9)	(6.9)	(8.7)
Finance costs and finance income	21	796.1	811.2	792.0
Income tax expense	23	558.3	362.4	319.1
Other items		77.7	95.8	69.1
Operating cash flow before changes in working capital		3,352.9	3,718.7	3,559.4
Changes in working capital	14	(40.7)	105.8	450.4
Income taxes paid		(368.2)	(367.9)	(408.5)
Net cash from operating activities		2,944.0	3,456.6	3,601.3
Including Net cash from operating activities of discontinued operations		187.8	365.3	416.3
Industrial investments	42	(2,258.3)	(2,083.7)	(2,104.8)
Proceeds on disposal of intangible assets and property, plant and equipment		168.9	205.2	258.7
Purchases of investments		(372.1)	(426.3)	(177.9)
Proceeds on disposal of financial assets		1,286.9	498.6	522.3
Operating financial assets
- New operating financial assets	11	(363.5)	(489.1)	(483.1)
- Principal payments on operating financial assets	11	441.0	424.1	455.2
Dividends received	9 & 22	12.4	12.9	14.8
New non-current loans granted		(160.3)	(59.8)	(43.8)
Principal payments on non-current loans		110.5	31.8	65.8
Net decrease/increase in current loans		(3.1)	69.1	140.9
Net cash used in investing activities		(1,137.6)	(1,817.2)	(1,351.9)
Including Net cash used in investing activities of discontinued operations		878.1	(170.2)	17.7
Net increase/decrease in current borrowings	18	(534.5)	(938.2)	(1,323.9)
New non-current borrowings and other debts	18	745.1	537.6	3,301.2
Principal payments on non-current borrowings and other debts	18	(315.0)	(148.8)	(1,514.8)

Veolia Environnement

Consolidated financial statements 12/31/2011

(€ million)	Notes	Year ended December 31,
		2011	2010 (2)	2009 (1) (2)
Proceeds on issue of shares		2.5	128.8	157.1
Share capital reduction
Transactions with non-controlling interests: partial purchases and sales		24.4	91.8	50.9
Purchases of/proceeds from treasury shares		2.2	7.9	4.9
Dividends paid		(547.0)	(735.6)	(434.0)
Interest paid		(753.6)	(821.9)	(729.8)
Net cash used in financing activities		(1,375.9)	(1,878.4)	(488.4)
Including Net cash used (provided) in financing activities of discontinued operations		(19.5)	(4.2)	(138.6)
NET CASH AT THE BEGINNING OF THE YEAR		5,019.8	5,159.5	3,383.9
Effect of foreign exchange rate changes and other		(166.6)	99.3	14.6
NET CASH AT THE END OF THE YEAR		5,283.7	5,019.8	5,159.5
Cash and cash equivalents	15	5,723.9	5,406.8	5,614.4
Bank overdrafts and other cash position items	15	440.2	387.0	454.9
NET CASH AT THE END OF THE YEAR		5,283.7	5,019.8	5,159.5

(1)  Figures for the year ended December 31, 2009 have been adjusted for the application of the amendments to IAS 7 as follows:

- replacement costs are now included in Net cash from operating activities: the impact of this reclassification between “Operating depreciation, amortization, provisions and impairment losses” in cash flows from operating activities and “Industrial investments” in investing activities is -€360.9 million in the year ended December 31, 2009;

- transactions with non-controlling interests without a change in control are now recorded in cash flows from financing activities: the impact of this reclassification between “Proceeds on disposals of financial assets” in investing flows and “Transactions with non–controlling interests: partial purchases and sales” in financing flows is €50.9 million in the year ended December 31, 2009.

(2)  2010 and 2009 amounts re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

Net cash flows attributable to discontinued operations as defined in IFRS 5 primarily concern the Veolia Transdev combination (see Note 4).

Discontinued operations are presented in Note 25.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of January 1, 2009	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7
Impact of the Marine Services correction					(39.9)			(39.9)		(39.9)
As of January 1, 2009 (1)	472,576,666	2,362.9	9,197.4	(457.5)	(3,629.4)	(432.9)	(79.2)	6,961.3	2,530.5	9,491.8
Issues of share capital of the parent company	21,053,708	105.3	235.8					341.1		341.1
Elimination of treasury shares				4.9				4.9		4.9
Share purchase and subscription options					10.3			10.3		10.3
Third party share in share capital increases of subsidiaries								-	149.8	149.8
Third party share in changes in consolidation scope								-	(45.0)	(45.0)
Parent company dividend distribution					(553.8)			(553.8)		(553.8)
Third party share in dividend distributions of subsidiaries								-	(202.0)	(202.0)
Foreign exchange translation						82.4		82.4	(17.2)	65.2
Net foreign investments						82.0		82.0	(0.1)	81.9
Actuarial gains and losses on pension obligations					(51.2)			(51.2)	(2.3)	(53.5)
Fair value adjustments on cash flow hedge derivatives						(75.9)	35.6	(40.3)	4.8	(35.5)
Fair value adjustments on AFS assets							0.1	0.1	(4.0)	(3.9)
Total other comprehensive income					(51.2)	88.5	35.7	73.0	(18.8)	54.2
Net income for the year					559.0			559.0	257.8	816.8
Other changes					1.6			1.6	(2.2)	(0.6)
As of December 31, 2009 (1)	493,630,374	2,468.2	9,433.2	(452.6)	(3,663.5)	(344.4)	(43.5)	7,397.4	2,670.1	10,067.5

(1)  Amounts as of January 1, 2009 and December 31, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of December 31, 2009 (1)	493,630,374	2,468.2	9,433.2	(452.6)	(3,663.5)	(344.4)	(43.5)	7,397.4	2,670.1	10,067.5
Issues of share capital of the parent company	5,495,993	27.4	81.7					109.1	-	109.1
Parent company dividend distribution					(579.5)			(579.5)	-	(579.5)
Elimination of treasury shares				7.9				7.9	-	7.9
Share purchase and subscription options					6.2			6.2	-	6.2
Third party share in share capital increases of subsidiaries								-	104.8	104.8
Third party share in dividend distributions of subsidiaries								-	(233.5)	(233.5)
Transactions with non-controlling interests					60.2			60.2	(9.9)	50.3
Total transactions with non-controlling interests	5,495,993	27.4	81.7	7.9	(513.1)	-	-	(396.1)	(138.6)	(534.7)
Foreign exchange translation						478.0		478.0	109.0	587.0
Net foreign investments						(112.3)		(112.3)	(2.5)	(114.8)
Actuarial gains and losses on pension obligations					(52.0)			(52.0)	(4.0)	(56.0)
Fair value adjustments on cash flow hedge derivatives						2.5	13.6	16.1	3.7	19.8
Fair value adjustments on AFS assets							(4.3)	(4.3)	2.4	(1.9)
Total Other comprehensive income					(52.0)	368.2	9.3	325.5	108.6	434.1
Net income for the year					558.5			558.5	290.5	849.0
Total comprehensive income for the year					506.5	368.2	9.3	884.0	399.1	1,283.1
Other changes		-	-	-	(9.4)	-	-	(9.4)	(2.1)	(11.5)
As of December 31, 2010 (1)	499,126,367	2,495.6	9,514.9	(444.7)	(3,679.5)	23.8	(34.2)	7,875.9	2,928.5	10,804.4

(1)  Amounts as of December 31, 2009 and December 31, 2010, re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of December 31, 2010 (1)	499,126,367	2,495.6	9,514.9	(444.7)	(3,679.5)	23.8	(34.2)	7,875.9	2,928.5	10,804.4
Issues of share capital of the parent company	20,462,396	102.3	280.4					382.7		382.7
Parent company dividend distribution					(586.8)			(586.8)	-	(586.8)
Elimination of treasury shares				2.2				2.2		2.2
Share purchase and subscription options	64,197	0.3	0.9		1.8			3.0		3.0
Third party share in share capital increases of subsidiaries									2.5	2.5
Third party share in dividend distributions of subsidiaries									(343.9)	(343.9)
Transactions with non-controlling interests					(43.7)			(43.7)	54.1	10.4
Total transactions with non-controlling interests	20,526,593	102.6	281.3	2.2	(628.7)	-	-	(242.6)	(287.3)	(529.9)
Foreign exchange translation						102.3		102.3	(23.2)	79.1
Net foreign investments						(10.1)		(10.1)	4.8	(5.3)
Actuarial gains and losses on pension obligations					(53.1)			(53.1)	(6.4)	(59.5)
Fair value adjustments on cash flow hedge derivatives						(81.1)	(31.9)	(113.0)	(2.9)	(115.9)
Fair value adjustments on AFS assets							(0.6)	(0.6)	(0.7)	(1.3)
Total Other comprehensive income					(53.1)	11.1	(32.5)	(74.5)	(28.4)	(102.9)
Net income for the year					(489.8)			(489.8)	173.2	(316.6)
Total comprehensive income for the year					(542.9)	11.1	(32.5)	(564.3)	144.8	(419.5)
Other changes					0.7			0.7	(20.6)	(19.9)
As of December 31, 2011	519,652,960	2,598.2	9,796.2	(442.5)	(4,850.4)	34.9	(66.7)	7,069.7	2,765.4	9,835.1
(1) Amounts as of December 31, 2010 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

The dividend distribution per share for fiscal year 2011 is €0.70, compared to €1.21 for fiscal years 2010 and 2009.

A dividend distribution of €0.70 per share is proposed to the Annual General Meeting of Shareholders of May 16, 2012.

The total dividend paid recorded in the Consolidated Cash Flow Statement of €547 million, €735 million and €434 million for the years ended December 31, 2011, 2010 and 2009, respectively, includes:

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Parent company dividend distribution	(587)	(580)	(554)
Third party share in dividend distributions of subsidiaries	(344)	(234)	(202)
Scrip dividend (1)	384	79	322
TOTAL DIVIDEND PAID	(547)	(735)	(434)
(1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Veolia Environnement

Consolidated financial statements 12/31/2011

1        ACCOUNTING PRINCIPLES AND METHODS

1.1     Accounting standards framework

1.1.1     Basis underlying the preparation of the financial information

Pursuant to Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation no. 297/2008 of March 11, 2008, the consolidated financial statements for the year ended December 31, 2011 are presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB). These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ ias/index_en.htm.

These financial statements are accompanied, for comparative purposes, by financial statements for fiscal years 2010 and 2009 drawn up in accordance with the same standards framework.

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Veolia Environnement refers to other IFRS dealing with similar or related issues and the conceptual framework. Where appropriate, the Group may use other standard references and in particular U.S. standards.

1.1.2     Standards, standard amendments and interpretations applicable from fiscal year 2011

The accounting principles and valuation rules applied by the Group in preparing the consolidated financial statements for the year ended December 31, 2011 are identical to those applied by the Group as of December 31, 2010, with the exception of the following standards, standard amendments and interpretations which came into mandatory effect as of January 1, 2011:

•

IAS 24 revised, Related Party Disclosures

•

Amendments to IAS 32, Financial Instruments: presentation: Classification of rights issues

•

Amendments resulting from the 2008-2010 annual improvement process (excluding amendments to IFRS 3 and IAS 27 adopted in 2010)

•

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

•

Amendments to IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The first-time application of these standards, interpretations and amendments did not have a material impact.

1.1.3     Texts which enter into mandatory effect after December 31, 2011, adopted early from fiscal year 2011

The Group decided to adopt early the amendment to IAS 1, Presentation of Financial Statements: presentation of other comprehensive income.

The first-time application of this amendment to the standard did not have an impact.

Veolia Environnement

Consolidated financial statements 12/31/2011

1.1.4     Texts which enter into mandatory effect after December 31, 2011

The following texts enter into mandatory effect after December 31, 2011 (in the course of adoption by the European Union):

•

IFRS 9, Financial Instruments: Classification and Measurement of Financial Assets and Liabilities (phase 1);

•

IFRS 10, Consolidated Financial Statements;

•

IFRS 11, Joint Arrangements;

•

IFRS 12, Disclosure of Interests in Other Entities;

•

IFRS 13, Fair value measurement;

•

Amendments to IAS 28, Investments in Associates;

•

Amendments to IAS 19 which propose eliminating the possibility of deferring the recognition of actuarial gains and losses (the corridor approach);

•

Amendments to IAS 12, Income taxes: Recovery of Underlying Assets;

•

Amendments to IFRS 9, Financial Instruments, which proposes to push back the mandatory effective date of application of the standard to fiscal years beginning on or after January 1, 2015;

•

Amendments to IFRS 7, Financial Instruments – Disclosures, Transfers of Financial Assets;

•

Amendments to IFRS 7 related to the offsetting of financial assets and liabilities and disclosures on transition to IFRS 9.

Subject to their definitive adoption by the European Union, these standards, standard amendments and interpretations are of mandatory application from January 1, 2012 or later. The Group is currently assessing the potential impact of the first-time application of these texts.

The consolidation standards detailed above (IFRS 10, IFRS 11 and IFRS 12), published in May 2011 and providing, at this stage, for retrospective application from January 1, 2013 have not yet been adopted by the European Union.

Nonetheless, as these standards are likely to trigger significant changes to the Group financial statements, analysis and implementation procedures were launched in fiscal year 2011.

IFRS 11, Joint Arrangements, provides in particular for joint ventures to be accounted for using the equity method and removes the option for proportionate consolidation currently provided in IAS 31, Interests in Joint Ventures. The Group currently proportionately consolidates a certain number of material companies and is in the course of assessing the precise impact of the application of this new standard on the consolidated financial statements. (see Note 35)

Procedures were also launched in fiscal year 2011 in respect of IFRS 10, Consolidated Financial Statements. These procedures included drafting a framework for the assessment of control as defined in the new standard and an analysis methodology for so-called complex cases, involving several partners in a dense contractual environment. Concomitantly, the scope of review procedures was identified within the different Group businesses.

Veolia Environnement

Consolidated financial statements 12/31/2011

1.1.5     Accounting changes

In the second quarter of 2011, the Group discovered an incidence of accounting fraud in the United States at the Marine Services unit, which is part of the Environmental Services division. Marine Services is an industrial services business, and a subsidiary of Veolia Environmental Services North America. It operates a fleet of boats and provides services to offshore petroleum installations, primarily in the Gulf of Mexico.

Following an investigation that was completed in July 2011, the Group determined that certain expenditures had been recorded as inventory, non-current assets or prepaid expenses, rather than charges in the income statement. As a result, operating income in the Group’s consolidated financial statements for the years 2007 to 2010 was overstated by a total amount of approximately €52 million (excluding exchange rate impacts) for the four years combined. The amount involved was less than 1% of operating income for each of the affected years.

In light of these irregularities, the Group reviewed the profit forecasts for Marine Services that it used to record deferred tax assets with respect to the U.S. tax group during the affected years. The Group determined that its forecasts probably would have been different had the irregularities not existed. Deferred tax assets are determined on the basis of estimates of future taxable income. In the context of the identified irregularities, the Group estimates that the amount of deferred tax assets for the four affected years combined would have been approximately €33 million lower (excluding exchange rate impacts) if the operating income of Marine Services had been properly recorded.

The impact of these accounting irregularities was not material in the context of the Group’s consolidated financial statements for the affected financial years, but would be material when taken on a cumulative basis and compared to 2011 figures. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the Group correct comparative figures for each of the affected financial years in its 2011 financial statements.

The corrections to the income statement for each of the years affected by these irregularities are as follows, in millions of euro:

	Revenue	Operating income	Tax impact	Exchange rate impact	Total Correction
2007	0	(6)	(19)	(1)	(26)
2008	0	(6)	(7)	(3)	(16)
2009	(3)	(18)	(7)	(1)	(26)
2010	1	(22)	0	0	(22)
TOTAL	(2)	(52)	(33)	(5)	(90)

The 2010 and 2009 Income Statements presented in comparison to fiscal year 2011 were therefore corrected for the irregularities identified. The income statement for fiscal year 2011 is not affected by this matter.

The impact of these retrospective corrections on earnings per share (-€0.05 in each fiscal year 2010 and 2009) was not material.

Veolia Environnement

Consolidated financial statements 12/31/2011

The Consolidated Statements of Financial Position as of December 31, 2010, December 31, 2009 and January 1, 2009, presented in comparison to data as of December 31, 2011 were corrected as follows, in millions of euro:

	Equity attributable to owners of the Company	Property, plant and equipment	Deferred tax assets	Inventories and work-in- progress	Operating receivables	Operating payables
As of December 31, 2010, represented	(90.3)	(3.3)	(35.9)	(30.2)	(14.6)	6.3
As of December 31, 2009, represented	(63.2)	(3.2)	(33.3)	(19.3)	(6.2)	1.2
As of January 1, 2009, represented	(39.9)	(3.7)	(27.3)	(8.9)	0	0

The Group has initiated the sale of the Marine Services activity, reclassified in assets and liabilities held for sale as of December 31, 2011.

1.2     General principles underlying the preparation of the financial statements

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements are presented on a historical cost basis, with the exception of assets and liabilities recognized at fair value: derivatives, financial instruments held for trading, financial instruments designated at fair value and available-for-sale financial instruments (in accordance with IAS 32 and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2011 were adopted by the Board of Directors on February 29, 2012 and will be presented for approval to the Annual General Meeting of Shareholders on May 16, 2012.

1.3     Basis of presentation as of December 31, 2011

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to December 31, 2011, in accordance with uniform accounting policies and methods.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Pursuant to IFRS, goodwill is not amortized but is subject to impairment tests performed annually or more frequently where there is evidence calling into question the net carrying amount recorded in assets in the Statement of Financial Position (see Note 1.11, Impairment of intangible assets, property, plant and equipment and non–financial assets).

Veolia Environnement

Consolidated financial statements 12/31/2011

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

1.5.2     Transactions with non-controlling interests

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

Therefore, as of December 31, 2011, the results of operations sold or in the course of being sold in 2011 must also be adjusted in the comparative financial statements as of December 31, 2010 and 2009. The 2010 and 2009 comparative income statements therefore differ from those published previously.

Internal transactions between the Group and discontinued operations of any nature, whether operating or financial, are recorded in expenses of discontinued operations in fiscal year 2011 and comparative periods, enabling the presentation of the economic results of entities sold on this line.

The impact of these operations on cash flows from operating, investing and financing activities is presented in specific lines of the Consolidated Cash Flow Statement for the year ended December 31, 2011 and comparative periods.

The 2010 and 2009 Consolidated Statements of Financial Position are unchanged.

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
U.S. Dollar	0.7729	0.7484	0.6942
Pound Sterling	1.1972	1.1618	1.1260
Czech Crown	0.0388	0.0399	0.0378
Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2011	Average annual rate 2010	Average annual rate 2009
U.S. Dollar	0.7185	0.7537	0.7177
Pound Sterling	1.1523	1.1652	1.1222
Czech Crown	0.0407	0.0395	0.0378

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Useful lives are as follows:

Range of useful lives in number of years *
Fees paid to local authorities	3 to 80
Purchased contractual rights	3 to 34
Purchased software	3 to 10
Other intangible assets	1 to 28
* The range of useful lives is due to the diversity of intangible assets concerned.

Veolia Environnement

Consolidated financial statements 12/31/2011

1.11   Impairment of intangible assets, property, plant and equipment and non-financial assets

The net carrying amount of non-financial assets, other than inventory and deferred tax assets is reviewed at each period-end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset or group of assets is estimated.

Goodwill and other assets with an indefinite useful life are subject to systematic annual impairment tests following the update of the long-term plan and more frequent tests where there is an indication of loss in value.

Where the resulting recoverable amount is less than the net carrying amount of the asset or group of assets, an impairment is recorded.

Impairment losses can be reversed, with the exception of those relating to goodwill.

Goodwill and impairment tests

A Cash-Generating Unit (CGU) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Given the Group's activities, cash-generating units and groups of cash-generating unites are below operating segments in the organizational structure and generally represent a country in each division.

For the purpose of impairment tests, goodwill is allocated, from the acquisition date, to each of the cash-generating units or each of the groups of cash-generating units that are expected to benefit from the business combination.

A cash-generating unit to which goodwill has been allocated is subject to annual impairment tests and more frequent tests where there is an indication of impairment, by comparing the net carrying amount of the CGU, including the goodwill, to its recoverable amount.

Therefore, changes in the general economic and financial environment, or changes in the Group’s economic performance or stock market capitalization represent, in particular, external indicators of impairment that are analyzed by the Group to determine whether it is appropriate to perform more frequent impairment tests.

Where appropriate, goodwill impairment is recognized in operating income and is definitive.

Measuring recoverable amount

The need to recognize an impairment is assessed by comparing the net carrying amount of the assets and liabilities of the CGU or group of CGUs with their recoverable amount.

The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is determined based on available information enabling the best estimate of the amount obtainable from the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.

Veolia Environnement

Consolidated financial statements 12/31/2011

The value in use determined by the Group is equal to the present value of the future cash flows expected to be derived from the CGU or group of CGUs, taking account of their residual value and based on the following:

•

Forecast cash flows taken from the long-term plan prepared each year in June and validated by the Board of Directors on November 29, 2011. This plan covers the year in progress and the next six years. This period is representative of the average duration of the Group's long-term contract portfolio and its short-term activities. Exceptionally, the long-term plan was extended to 2025 for the “Water– China” CGU, in order to identify standard flows for the calculation of the terminal value, as Water activities in China follow a specific economic model, with extremely long contract terms (fifty years) and high investment flows during the initial contract years;

•

Terminal values are calculated based on discounted forecast flows for the last year of the long-term plan (2017). These flows are determined for each CGU or group of CGUs based on a perpetual growth rate which takes account of factors such as inflation;

•

A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs: it is equal to the risk-free rate plus a risk premium weighted for country-specific risks. The discount rates estimated by management for each cash-generating unit therefore reflect current market assessments of the time value of money and the country specific risks to which the CGU or group of CGUs is exposed, with the other risks reflected in the expected future cash flows from the assets;

•

Investments included in forecast future cash flows are those investments that enable the level of economic benefits expected to arise from the assets to be maintained in their current condition;

•

Restructuring plans to which the Group is not committed are not included in forecast cash flows used to determine values in use.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

Provisions giving rise to an outflow after more than one year are discounted if the impact is material. Discount rates reflect current assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recorded in the Consolidated Income Statement in “Other financial income and expenses”.

1.14.  Financial instruments

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

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date.

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturities, other than loans and receivables that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds the present value of future cash flows discounted at the initial effective interest rate (EIR). The impairment loss is recognized in the Consolidated Income Statement.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

Net gains and losses on available-for-sale assets consist of interest income, dividends, impairment losses and capital gains and losses on disposals.

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

Assets and liabilities at fair value through the Consolidated Income Statement

This category includes:

•

trading assets and liabilities acquired by the Group for the purpose of selling them in the near term and which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives not qualifying for hedge accounting are also considered trading assets and liabilities;

•

assets designated at fair value and primarily the portfolio of cash UCITS whose performance and management is based on fair value.

Changes in the value of these assets are recognized in the Consolidated Income Statement.

Net gains and losses on assets at fair value through the Consolidated Income Statement consist of interest income, dividends and fair value adjustments.

Net gains and losses on derivatives entered into for trading purposes consist of swapped flows and the change in the value of the instrument.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

1.14.3   Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments. In order to be considered a cash equivalent, an investment must be readily convertible to a known amount of cash and subject to a negligible risk of change in value, thereby satisfying the requirements of IAS 7.

Cash and cash equivalents include all cash balances, certain term deposits, negotiable debt instruments and monetary UCITS.

Term deposits and negotiable debt instruments present characteristics satisfying the requirements of IAS 7 when their yield is based on short-term money-market rates (such as Eonia) and their maturity is less than 3 months (contractually or due to an early exit option exercisable at least every 3 months and held at a low or nil cost, without loss of capital or remuneration received net of the early exit penalty of less than the yield on short-term investments).

UCITS classified in “cash equivalents” comply with Directive 2009/65/EC of the European Commission of July 13, 2009 and constitute short-term monetary UCITS (pursuant to the AMF classification no. 2005-12 of January 25, 2005 as amended on May 3, 2011). Pursuant to AMF Position no. 2011-13 of September 23, 2011, these UCITS are presumed to satisfy the cash equivalent criteria defined by IAS 7. These UCITS can be sold daily on demand, conferring on them the characteristics of short-term, highly liquid investments that are readily convertible to known amounts of cash. These instruments are not intended to be held more than three months and offer a yield similar to the EONIA (European Overnight Index Average) interbank rate, thereby limiting sensitivity to interest rates. The regularity of performance trends does not expose them to a material risk of change in value.

Cash equivalents are valued at fair value through the Consolidated Income Statement. Note 27.1 sets out the method of determining fair value. Cash and cash equivalents belong to fair value levels 1 and 2:

•

instruments with a quoted price in an active market in level 1;

•

other instruments, that are not quoted but the fair value of which is determined using valuation techniques involving standard mathematical calculation methods integrating observable market data, in level 2.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Net gains and losses on instruments at fair value through the Consolidated Income Statement consist of swapped flows and the change in the value of the instrument.

Derivative instruments may be designated as hedges under one of three types of hedging relationship: fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation:

•

a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a specific risk (primarily interest rate or foreign exchange risk), and could affect net income for the period;

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Employee obligations of the Group are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. They are determined based on the yield offered by bonds issued by top-quality companies (rated AA) or treasury bonds where the market is not liquid, with maturities equivalent to the average term of the plans valued in the relevant region. This results in the recognition of pension-related assets or provisions in the Consolidated Statement of Financial Position and the recognition of the related net expenses.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

1.17.5   Concession arrangements (IFRIC12)

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

Deferred tax assets arising from timing differences are only recognized when it is probable that:

•

there are sufficient taxable timing differences within the same tax group or tax entity that are expected to reverse in the same periods as the expected reversal of such deductible timing differences or in the periods when the deferred tax assets arising from tax losses can be carried back or forward;

•

or the Group is likely to generate sufficient future taxable profits against which the asset can be offset.

At each period end, the Group reviews the recoverable amount of deferred tax assets arising from material tax losses carried-forward.

Veolia Environnement

Consolidated financial statements 12/31/2011

Deferred tax assets arising from these tax losses are no longer recognized or are reduced when required by the specific facts and circumstances of each company or tax group concerned, and particularly when:

•

the forecast period and uncertainties regarding the economic environment no longer enable the probability of utilization to be assessed;

•

the companies have not started utilizing the losses;

•

the forecast utilization period exceeds the carry forward period authorized by tax legislation;

•

offset against future taxable profits is uncertain due to the risk of different interpretations of the application of tax legislation.

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

The accounting treatment is disclosed in Notes 6 and 11.

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Veolia Environnement

Consolidated financial statements 12/31/2011

Accounting for service concession arrangements

Concession arrangements are recognized in accordance with IFRIC 12, Service Concession Arrangements.

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

The portion falling due within less than one year is presented in “Current operating financial assets,” while the portion falling due within more than one year is presented in the non-current heading.

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Veolia Environnement

Consolidated financial statements 12/31/2011

The portion falling due within less than one year is presented in “Current operating financial assets,” while the portion falling due within more than one year is presented in the non-current heading.

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

The amount of costs incurred, plus profits and less losses recognized and intermediary billings is determined on an individual contract basis. In accordance with IAS 11, where positive, this amount is recognized in assets in “amounts due from customers for construction contract work” (in “Other operating receivables”). Where negative, it is recognized in liabilities in “amounts due to customers for construction contract work” (in “Other operating payables”).

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Consolidated Statement of Financial Position under advances and down-payments received.

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models mostly based on observable data (see Note 1.26). Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 29).

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

Veolia Environnement

Consolidated financial statements 12/31/2011

Directive 2009/29/EC of April 26, 2009 amended the ETS Directive and extended the allowance trading system beyond the second period (2008-2012). It covers the period 2013-2020 and provides for a progressive reduction in allowances allocated and new allocation procedures.

The European Regulation of November 12, 2010 established a scheme for auctioning greenhouse gas allowances for the period 2013-2020. The European Commission decision of December 15, 2010 defined allocation rules for the free grant of allowances for the period 2013-2020. Allocation calculation guidance was published in the first and second quarters of 2011. Operators filed the necessary data with the national authorities and performed preliminary calculations. The definitive allocations will be known at the end of 2012. The Group, and primarily the Energy Services division, is currently assessing the potential effects of these grant conditions on a site-by-site basis.

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

1.25   Segment reporting

The information presented for each operating segment is identical to that presented to the Group’s Chief Operating Decision Maker (Chairman and Chief Executive Officer) for decision making purposes. This information is based on the internal organization of the Group’s activities and corresponds to the Group's four business segments, that is, Water, Environmental Services, Energy Services and Transportation.

The Chief Operating Decision Maker receives summary information by division, which he uses to measure the performance of each business.

Budget objectives set for each division head comprise objectives based on revenue, operating net income, investment and other key ratios. These objectives are set for each division as a whole.

The variable compensation of Executive Committee members is based on the performance of the Group or of each division (including, in particular, adjusted operating cash flow; a reconciliation between adjusted operating cash flow and operating income is presented in Note 42).

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Veolia Environnement

Consolidated financial statements 12/31/2011

1.26   Fair value determination principles

The fair value of all financial assets and liabilities is determined at the period-end, either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 28).

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Notes 5 on goodwill and 25 on discontinued operations present the impact of -€440 million impairment  on the Veolia Transdev goodwill,in the course of being sold. This value adjustment is the result of a downturn in the performance of the subsidiary and a decrease in implicit market transaction valuation multiples in this sector. The value adjustment is based on non-binding offers received on January 27, 2012 and also incorporates the potential impact on the transaction price of current legal proceedings concerning one of the assets of this group, SNCM (see Note 38, Contingent liabilities).

Notes 1.5.1 and 5 on goodwill and business combinations present the methods adopted for the fair value measurement of identifiable assets acquired and liabilities assumed in business combinations. Allocations are based on future cash flow assumptions and discount rates.

Notes 1.11, 5 and 20 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Sensitivity analyses were also performed on invested capital values and are presented in the aforementioned notes.

Note 1.14 describes the principles adopted for the determination of financial instrument fair values.

Note 30 on derivative instruments describes the accounting treatment of derivative instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 17 and 31 on provisions and the employee benefit obligation detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 23 on the income tax expense presents the tax position of the Group and is primarily based in France and in the United States on best estimates available to the Group of results of tax audits in progress and trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Veolia Environnement

Consolidated financial statements 12/31/2011

The following calculation method was adopted for discount rates:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted-average cost of capital, calculated annually at the end of the first half-year. A specific risk premium is included in the calculation of the weighted average cost of capital for peripheral countries in the euro zone. Given the exceptional economic situation in the secondary sovereign debt market for certain peripheral countries during the second semester of 2011, the discount rates of these countries were maintained unchanged between June 30, 2011 and December 31, 2011;

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities.

•

Application of IAS 19, Employee Benefits: commitments were measured using a range of market indices and, in particular the iboxx index.

Veolia Environnement

Consolidated financial statements 12/31/2011

3        SIGNIFICANT EVENTS

3.1     Economic and operational context

Group results were marked by the following events in 2011:

•

the creation of the Veolia Transdev joint venture with Caisse des dépôts et consignations on March 3 , 2011, followed by the Company’s decision to withdraw from the Transportation business as of December 31,2011. As a consequence, the company recognized a disposal gain on March 3, 2011 amounted €429.8 million and an impairment as of December 31, 2011 of €440.0 million;

•

localized operating difficulties, particularly in Southern Europe and North Africa;

•

in the Water division, the erosion of margins in France and the negative impact of increased asset maintenance costs in the United Kingdom.

Faced with these economic, financial and political difficulties in Southern Europe and Northern Africa, the Group accelerated the implementation of its restructuring and asset optimization strategy and reviewed its asset values in these regions, and particularly Italy.

Accordingly the Group recognized an expense of €783.2 million in respect of the main non-current asset impairments in the accounts for the year ended December 31, 2011. A detailed breakdown of impairment losses recognized on goodwill and non-current assets in 2011 is presented in Note 20.

The majority of impairments on non-current assets and goodwill concern the Group’s activities in Southern Europe, and primarily Italy, in the United States and in Northern Africa, as detailed below:

•

in the Environmental Services division, following the failure of contractual negotiations with the Calabria Region and the non-payment of amounts due, the Group requested the termination of the TEC incinerator concession arrangement due to breach of contract by the local authority. The Group also decided to launch a restructuring plan and place its subsidiary in Calabria in voluntary liquidation. As this company is no longer a going concern, the Group recognized asset impairments on non-current assets of €169.6 million;

•

in the Water division, the Group recognized non-current asset impairments of €75.5 million in Italy. This impairment takes into consideration the request for the termination of the contract in Calabria (Italy), due to operating difficulties, regulatory changes and the difficult financial context from the first half of the year;

•

in the Energy Services division, photovoltaic field installation activities were discontinued in Spain and Italy. Furthermore, the new management appointed at the beginning of 2011 in Southern Europe launched a comprehensive restructuring of the activity (involving, in particular, employee redundancy plans, the regrouping of sites and the discontinuation of activities) in both Italy and Spain. Related non-current asset impairments totaled €263.2 million;

•

the Group also reviewed the value of its activities in Morocco in the Water division (€59.0 million) and a less favorable than forecast growth outlook in a difficult economic environment in the Energy Services division in the United States led the Group to recognize non-current asset impairments of €153.1 million.

3.2     Changes in the Group structure

Veolia Transdev combination

This transaction is presented in detail in Note 4.

Veolia Environnement

Consolidated financial statements 12/31/2011

Acquisitions

On July 26, Dalkia Polska won the privatization bid for the Warsaw urban heating network. The European Commission issued a favorable opinion on the takeover by Dalkia Polska, a subsidiary of Dalkia International of an 85% stake in SPEC. The deal was closed on October 11, 2011 for an enterprise value of €227 million (Group share). The company is consolidated from this date and the fair value measurement of identifiable assets and liabilities acquired was determined on a provisional basis as of December 31, 2011.

This acquisition is presented in detail in Note 32.

Divestitures

•

On February 14, 2011, the Group signed an agreement for the disposal of its sorting-recycling activities in Norway. The divestiture was completed on March 25, 2011.

•

In May and August 2011, the activities of the Energy Services division in Germany were sold for an enterprise value of €29 million (Group share).

•

On May 5, 2011, the Group sold its transportation activities in Norway for an enterprise value of €36 million (Group share).

•

On May 23, 2011, the Group sold 5% of Dalkia Ceska Republica to J&T Group for an enterprise value of €32 million.

•

On June 29, 2011, the EBRD and IFC acquired a 5% interest each in the Baltic-Russian activities of the Energy Services division in the amount of €38 million.

•

On July 1, 2011, the Group sold its United Kingdom activities previously owned by Veolia Transport.

•

On August 10, 2011, the Group sold its solid waste activities in Belgium in the Environmental Services division.

•

On December 16, 2011, the Group sold its household assistance services business (“Veolia Habitat Services” or Proxiserve) for an enterprise value of €118 million.

•

On December 20, 2011, the Group sold its cogeneration activities in Estonia for an enterprise value of €69 million (Group share).

•

On December 22, 2011, the Group sold its residual 15% stake in Dalkia Usti nad Labem to CEZ Group for an enterprise value of €26 million (Group share). Accordingly, in fiscal years 2010 and 2011, cumulative divestitures of Dalkia Usti nad Labem activities, comprising a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, represented a total enterprise value of €171 million (Group share).

The divestiture of Norwegian recycling activities in the Environmental Services division, German activities in the Energy Services division, United Kingdom and Norwegian activities in the Transportation division and Proxiserve household assistance services is presented in discontinued operations.

Investor Day

During its Investor Day held in Paris on December 6, 2011, the Group presented its strategic plan and mid-term outlook based primarily on refocusing the activity and business portfolio, with in particularly €5 billion in assets divestitures over the next two years, the restructuring of activities on the three core businesses (Water, Environmental Services and Energy Services) and the sale of regulated Water activities in the United Kingdom and solid waste activities in the United States.

Veolia Environnement

Consolidated financial statements 12/31/2011

3.3     Group financing policy

Refinancing of the main loan facility

Veolia Environnement signed two syndicated loan facilities on April 7, 2011: a 5-year €2.5 billion multi-currency loan facility and a 3-year €500 million loan facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. Both facilities include two one-year extension options. These facilities refinance in advance the €4 billion multi-currency syndicated loan facility held by Veolia Environnement as of December 31, 2010.

Payment of the dividend

In accordance with the decision of the Annual General Meeting of Shareholders of May 17, 2011, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was widely taken up, resulting in the creation of 20,462,396 shares representing approximately 3.94% of share capital and 4.05% of voting rights. Accordingly, the dividend payment in cash totaled €203 million and was paid on June 17, 2011.

Partial buyback of bond lines

On December 22, 2011, the Company announced the partial buyback of USD 210 million of its US-dollar 5.25% bond line maturing in June 2013 and of €56 million of its Euro 4.875% bond line maturing in May 2013.

Veolia Environnement

Consolidated financial statements 12/31/2011

4        VEOLIA TRANSDEV COMBINATION

On May 4, 2010, the Caisse des dépôts et consignations and Veolia Environnement concluded their agreement on the Transdev-Veolia Transport combination by the creation of a 50/50 joint venture combining Transdev and Veolia.

As part of this transaction, the companies Veolia Transport and Transdev were transferred respectively by their shareholders to the newly created joint venture, Veolia Transdev. Prior to completing the transaction, the Caisse des dépôts et consignations subscribed to a €200 million share capital increase by Transdev.

Following completion of the combination, Veolia Environnement became the industrial operator of the new entity and Caisse des dépôts et consignations a long-term strategic partner.

On March 3, 2011, the transaction was effectively completed:

•

following authorization of the combination by the relevant anti-monopoly authorities and approval by the French Ministry of the Economy of the privatization of Transdev.

•

following the final amendments to the shareholders’ agreement in order to simplify measures regarding the governance of the new entity.

Following the changes in the shareholders’ agreement, the new entity has a single Chief Executive, Mr. Jérôme Gallot, with full operational responsibilities. Veolia Environnement and the Caisse des dépôts et consignations exercise joint control over the new entity.

From this date and pursuant to IAS/IFRS, Veolia Environnement lost exclusive control of Veolia Transport in exchange for a 50% investment in the Veolia Transdev joint venture, which is proportionately consolidated.

On December 6, 2011, during the Investor Day, the Group presented its strategic plan encompassing the refocusing of its activities and business portfolio and leading to the decision to withdraw progressively from the Transportation sector.

The communication of these decisions and progress with the withdrawal process as of December 31, 2011, led the Company to classify the Transportation business as a group of assets held for sale and consider the Transportation business as a discontinued operation as defined by IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The accounting impacts of these transactions in the Group financial statements are quantified below:

•   Impact on the main Income Statement headings

The main accounting impacts of the combination break down as follows:

•

the net income and expenses of Veolia Transport were recorded in a separate income statement line, Net income from discontinued operations. Amounts presented in Net income from continued operations in fiscal years 2010 and 2009 were also restated retrospectively on the same line. Income and expenses reclassified in fiscal year 2011 consist of 100% of Veolia Transport income and expenses for the period January 1 to March 3, 2011 and 50% of Veolia Transdev income and expenses for the period March 3 to December 31 (including income and expenses incurred in transactions with other Group entities).

•

the recognition of a gain on disposal of €429.8 million following the loss of control of Veolia Transport on March 3, 2011, comprising:

o

the Veolia Transport disposal gain of €391.5 million;

o

items recorded directly in other comprehensive income of €38.3 million (mainly a foreign exchange translation gain of €34.2 million).

Veolia Environnement

Consolidated financial statements 12/31/2011

The recognition of an impairment as of December 31 of €440 million on Veolia Transdev goodwill. This value adjustment is the result of a downturn in the performance of the subsidiary and a decrease in implicit market transaction valuation multiples in this sector. The value adjustment is based on non-binding offers received on January 27, 2012 and also incorporates the potential impact on the transaction price of current legal proceedings concerning one of the assets of this group, SNCM (see Note 38, Contingent liabilities).

(€ millions)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	4,259.0	5,764.7	5,860.7
Operating income	(449.0)	119.7	152.9
Financial items	(40.4)	(47.0)	(65.9)
Income tax expense	(9.8)	(20.7)	(43.8)
Share of net income of associates	0.5	0.3	(10.0)
Net income (loss) reclassified in discontinued operations	(498.7)	52.3	33.2
Capital gains and losses on disposals	443.0	-	-
Tax impacts on disposal	-	-	-
Disposal gain after tax reclassified in Net income (loss) from discontinued operations	443.0	-	-
Total reclassified in Net income (loss) from discontinued operations	(55.7)	52.3	33.2

Transaction-related costs expensed in the accounts of Veolia Transdev totaled €13.7 million and are recognized in Net income from discontinued operations.

•   Impact on the main Consolidated Statement of Financial Position headings

The main accounting impacts break down as follows:

•

the derecognition of all Veolia Transport assets and liabilities, fully consolidated in the accounts, following loss of control by the Group on March 3, 2011 and as a consequence the Group recognized a disposal gain amounted €429.8 million.

•

the fair value remeasurement of the assets and liabilities held in the Veolia Transdev joint venture, following the acquisition of 50% joint control by the Group. The fair value allocation primarily concerned contracts and contract portfolios, brands, real-estate sites and travelling systems.

•

the recognition of an impairment loss of €440 million on Veolia Transdev goodwill.

•

the reclassification of the entire assets and liabilities of the Veolia Transdev joint venture consolidated using the proportionate method in assets and liabilities held for sale following the withdrawal decided by the Group.

Veolia Environnement

Consolidated financial statements 12/31/2011

(€ million)	100% de-recognition of Veolia Transport (a)	50% recognition of Veolia Transdev (b)	Impact presented in change in consolidation scope (a)+(b)	Flows during the period	Transfers to assets/liabilities classified as held for sale
Assets
Goodwill	(543.6)	730.0	186.4	(446.1)	(283.9)
Concession intangible assets	(14.2)	7.1	(7.1)	6.1	(13.2)
Other intangible assets	(125.0)	159.5	34.5	2.4	(161.9)
Property, plant and equipment	(1,607.1)	1,163.6	(443.5)	(149.4)	(1,014.2)
Investments in associates	(2.5)	3.2	0.7	0.8	(4.0)
Non-consolidated investments	(13.0)	20.2	7.2	(2.8)	(17.4)
Non-current operating financial assets	(87.8)	35.3	(52.5)	64.1	(99.4)
Derivative instruments - Assets	(2.6)	5.3	2.7	(2.4)	(2.9)
Other non-current financial assets	(81.0)	53.6	(27.4)	(5.3)	(48.3)
Deferred tax assets	(192.8)	181.0	(11.8)	3.4	(184.4)
TOTAL NON-CURRENT ASSETS	(2,669.6)	2,358.8	(310.8)	(529.2)	(1,829.6)
Inventories and work-in-progress	(96.8)	58.4	(38.4)	0.5	(58.9)
Operating receivables	(1,145.2)	769.7	(375.5)	(74.0)	(695.7)
Current operating financial assets	(15.9)	7.9	(8.0)	13.3	(21.2)
Other current financial assets	(29.9)	19.2	(10.7)	12.0	(31.2)
Current derivative instruments	(1.7)	1.7	-	0.7	(2.4)
Cash and cash equivalents	(252.9)	282.3	29.4	(130.5)	(151.8)
Assets classified as held for sale	(18.6)	19.2	0.6	(12.1)	2,790.8
TOTAL CURRENT ASSETS	(1,561.0)	1,158.4	(402.6)	(190.1)	1,829.6
TOTAL ASSETS	(4,230.6)	3,517.2	(713.4)	(719.3)	-

(€ million)	100% de-recognition of Veolia Transport (a)	50% recognition of Veolia Transdev (b)	Impact presented in change in consolidation scope (a)+(b)	Flows during the period	Transfers to assets/liabilities classified as held for sale
Equity and liabilities
Equity attributable to owners of the Company	(304.8)	691.1	386.3
Equity attributable to non-controlling interests	(118.9)	86.4	(32.5)
Equity	(423.7)	777.5	353.8	-	-
Non-current provisions	(258.9)	136.4	(122.5)	10.0	(146.4)
Non-current borrowings	(166.7)	230.9	64.2	(24.0)	(206.9)
Derivative instruments - Liabilities	(2.1)	1.7	(0.4)	4.3	(6.0)
Deferred tax liabilities	(256.6)	262.0	5.4	(3.7)	(258.3)
TOTAL NON-CURRENT LIABILITIES	(684.3)	631.0	(53.3)	(13.4)	(617.6)
Current borrowings	(85.3)	235.3	150.0	(101.0)	(134.3)
Operating payables	(1,354.7)	973.8	(380.9)	(9.1)	(964.7)
Current provisions	(94.3)	61.5	(32.8)	(18.4)	(43.1)
Current derivative instruments - Liabilities	7.3	(7.7)	(0.4)	7.1	(0.6)
Bank overdrafts and other cash position items	(28.7)	60.0	31.3	(44.9)	(15.1)
Group financing	(1,537.6)	771.3	(766.3)	-	-
Liabilities directly associated with assets classified as held for sale	(29.3)	14.5	(14.8)	(14.1)	1,775.4
TOTAL CURRENT LIABILITIES	(3,122.6)	2,108.7	(1,013.9)	(180.4)	617.6
TOTAL EQUITY AND LIABILITIES	(4,230.6)	3,517.2	(713.4)	(193.8)	-

Veolia Environnement

Consolidated financial statements 12/31/2011

•   Impact on cash flows

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Net cash from operating activities	163.0	298.9	335.6
Net cash used (from) in investing activities	621.7	(219.8)	(126.0)
Net cash used (from) in financing activities	(129.4)	20.1	(88.2)
Net increase (decrease) in cash and cash equivalents reclassified in net cash flows of discontinued operations	655.3	99.2	121.4

•   Impact on Group debt and cash and cash equivalents

(€ million)	Veolia Transport at 100%	Veolia Transdev at 50%	Net impact as of March 3	Impact of transfers to assets/liabilities classified as held for sale as of December 31, 2011
Non-current borrowings	(166.7)	230.9	64.2	(206.9)
Current borrowings	(85.3)	235.3	150.0	(134.3)
Group financing	(1,537.6)	771.3	(766.3)
Bank overdrafts and other cash position items	(28.7)	60.0	31.3	(15.1)
Gross borrowings	(1,818.3)	1,297.5	(520.8)	(356.3)
Cash and cash equivalents	252.9	(282.3)	(29.4)	151.8
Net debt	(1,565.4)	1,015.2	(550.2)	(204.5)

The Veolia Transdev combination reduced Group net financial debt by €550 million in the first quarter of 2011, primarily due to the refinancing of the new entity by both Veolia Environnement and the Caisse des dépôts et consignations. The loans granted by Veolia Environnement and the Caisse des dépôts et consignations are granted jointly to Veolia Transdev. The cash and cash equivalents of Veolia Transdev and its subsidiaries is pooled and managed by Veolia Environnement.

As of December 31, 2011, external financing and net cash and cash equivalents were reclassified in assets and liabilities held for sale in the amount of €205 million.

•   Other comprehensive income of discontinued operations

(€ million)		Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Actuarial gains and losses on pension obligations	Net of tax	(9.3)	(6.5)	(6.7)
Fair value reserve	Net of tax	1.4	2.7	36.1
Foreign exchange gains and losses	Net of tax	(41.2)	31.6	32.1
Other comprehensive income		(49.1)	27.8	61.5
- attributable to owners of the Company		(40.0)	25.3	60.9
- attributable to non-controlling interests		(9.1)	2.5	0.6

Other comprehensive income released to net profit consists of the foreign exchange translation reserve and the fair value reserve, net of tax, attributable to owners of the Company.

Veolia Environnement

Consolidated financial statements 12/31/2011

5        GOODWILL

5.1     Movements in goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Gross	6,677.4	7,362.8	7,104.9
Accumulated impairment losses	(881.5)	(522.6)	(480.3)
NET	5,795.9	6,840.2	6,624.6

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €100 million as of December 31, 2011) are as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Water – Distribution France	865.5	865.4	743.3
Environmental Services - United Kingdom	734.3	712.0	690.0
Environmental Services North America Solid Waste	660.1	635.6	591.3
Environmental Services - Germany	409.1	402.1	402.1
Dalkia France	337.8	337.8	337.8
Water – China	289.8	268.0	240.4
Water Solutions & Technologies	289.7	293.9	280.3
Environmental Services France Solid Waste	257.3	235.6	238.5
Water – United Kingdom	241.5	239.6	222.7
Water – Czech Republic	227.5	230.5	219.1
Water Germany (excl. Berlin)	137.7	137.7	137.7
Water – Berlin	134.4	134.4	134.4
Veolia Energy Services – Poland	116.1	117.7	114.5
Environmental Services – Marius Pedersen	106.2	105.9	102.2
Goodwill balances > €100 million as of December 31, 2011	4,807.0	4,716.2	4,454.3
Dalkia Italy	-	185.2	185.2
Veolia Energy Services – United States	-	159.5	147.4
Goodwill balances > €100 million impaired in fiscal year 2011	-	344.7	332.6
Transportation goodwill	-	549.0	537.6
Other goodwill balances < €100 million	988.9	1,230.3	1,300.1
TOTAL GOODWILL	5,795.9	6,840.2	6,624.6

Goodwill balances of less than €100 million break down by division as follows:

Goodwill < €100 million (€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Water	182.2	238.4	275.5
Environmental Services	486.2	600.1	654.2
Energy Services	289.9	361.4	362.9
Other	30.6	30.4	7.5
TOTAL	988.9	1,230.3	1,300.1

Veolia Environnement

Consolidated financial statements 12/31/2011

As of December 31, 2011, accumulated impairment losses totaled €881.5 million and mainly concerned goodwill of the “Environmental Services – Germany” cash-generating unit (€343.0 million), the “Energy Services – Italy” cash-generating unit (€193.8 million), the “Energy Services – United States” cash-generating unit (€164.7 million), the “Environmental Services – Italy” cash-generating unit (€78.1 million) and the “Water – Morocco” cash-generating unit (€37.7 million).

Movements in the net carrying amount of goodwill by division are as follows:

(€ million)	As of December 31, 2010	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Water	2,408.0	(19.2)	24.3	(58.6)	13.0	0.8	2,368.3
Environmental Services	2,691.2	(3.2)	45.9	(78.1)	(3.3)	0.7	2,653.2
Energy Services	1,161.6	(12.1)	(26.7)	(366.1)	(12.9)	-	743.8
Transportation	549.0	173.9	0.8	(440.0) (1)	(283.9)	0.2	0.0
Incl. VeoliaTransdev		717.5	6.2	(440.0) (1)	(283.9)	0.2
Incl. VeoliaTransport	549.0	(543.6)	(5.4)	-	-	-	-
Other	30.4	-	0.2	-	-	-	30.6
GOODWILL	6,840.2	139.4	44.5	(942.8)	(287.1)	1.7	5,795.9
(1) reclassified as discontinued operations

Changes in consolidation scope primarily concern the disposal of Veolia Transportation (-€543.6 million), the acquisition of joint control of the Veolia Transdev joint venture (€730.0 million) (see Note 4) and the sale of Transportation activities in Norway (-€20.9 million).

Acquisitions during the year are presented in Note 32, Main acquisitions, and primarily concern the acquisition of SPEC by the Energy Services division.

Foreign exchange translation gains and losses are primarily due to the appreciation of the U.S. dollar, the pound sterling and the Chinese renminbi yuan and the depreciation of the Polish zloty against the euro in the amount of €22.3 million, €31.2 million, €23.1 million and -€15.3 million, respectively.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified as discontinued operation (€283.9 million, see Note 4).

Impairment losses recognized in the year total €942.8 million of which €440.0 million on Veolia Transdev reclassified as discontinued operations (see Note 25) and €502.8 million recorded in operating income and detailed in Note 20.

Recap: Movements in the net carrying amount of goodwill during 2010 are as follows:

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

Veolia Environnement

Consolidated financial statements 12/31/2011

Changes in consolidation scope primarily concern the following acquisitions and divestitures:

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

Impairment losses recognized in the year total €25.9 million and mainly concern the Transportation division.

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

5.2     Impairment tests

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication that the cash-generating unit may have suffered a loss in value, in accordance with the procedures set out in Note 1.11.

Veolia Environnement Group has 87 cash-generating units as of December 31, 2011, including 30 cash-generating units with allocated goodwill in excess of €20 million (excluding Transportation business).

Veolia Environnement

Consolidated financial statements 12/31/2011

On the Transportation business in the process of divestiture, the value adjustment is the result of a downturn in the performance of the subsidiary and a decrease in implicit market transaction valuation multiples in this sector. The value based on cash flow projections is coherent with enterprise value included on non-binding offers. The calculation also incorporates the potential impact of current legal proceedings concerning SNCM (see Note 38, Contingent liabilities).

Key assumptions underlying the determination of recoverable amounts

The calculation basis for recoverable amounts is presented in Note 1.11.

Changes in the economic and financial context, as well as changes in the competitive or regulatory environment may impact estimates of recoverable amounts, as may unforeseen changes in the political, economic or legal systems of certain countries.

Cash flow projections in the long-term plan reflect changes in volumes, prices, direct costs and investment in the period, determined based on contracts and activities and in line with past data and expected changes over the period covered by the long-term plan.

Other assumptions influencing the determination of recoverable amounts are the discount rate and the perpetual growth rate:

Discount rates used in 2011 reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Notes 1.11 and 2. The discount rates for the main geographical areas are as follows:

France:	6.6%	United Kingdom:	6.9%
United States:	6.6%	China:	7.5%
Germany:	6.6%	Italy:	7.8%

Perpetual growth rates used to determine terminal values also reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Note 1.11 and break down as follows for the main geographical areas:

France:	1.9%	United Kingdom:	2.0%
United States:	2.0%	China:	3.2%
Germany:	1.9%	Italy:	1.9%

As in 2010, impairment tests were performed based on the 2012 budget for all Group cash-generating units: a reduction in cash flows in the 2012 budget prepared at the end of 2011, of over 10% compared with 2012 figures in the long-term plan, or any other indication of loss in value relating to the operating activities of the CGU, led the Group to review its business plans for the following cash-generating units: Italy (excl. Calabria) and Poland in the Environmental Services division.

Impairment tests led to the recognition of impairments of €942.8 million in 2011 and primarily:

•

in the Energy Services division in Italy (€193.8 million), the United States (€153.1 million) and Spain (€18.2 million);

•

in the Environmental Services division in Italy (€78.1 million);

•

in the Water division in Morocco (€37.2 million) and Italy (€22.9 million);

•

in the Transportation business reclassified as discontinued operation (€440.0 million).

A breakdown of the main impairment losses is presented in Note 20.

Veolia Environnement

Consolidated financial statements 12/31/2011

Sensitivity of recoverable amounts

Recoverable amounts determined for impairment testing purposes were tested for their sensitivity to a 1% increase in discount rates and a 1% decrease in perpetual growth rates.

For a certain number of cash-generating units, these tests led to the identification of recoverable amounts lower than the net carrying amount of the cash-generating unit, adjusted where appropriate for impairments recognized during the period:

(€ million)	Veolia Energy Services– United States	Dalkia Italy	Water – Southern Europe	Other	Total
Difference between the recoverable amount and the net carrying amount	47	30	19	19	115
Difference between the recoverable amount and the net carrying amount, with an increase in the discount rate (1%)	(59)	(32)	(28)	(24)	(143)
Difference between the recoverable amount and the net carrying amount, with a decrease in the perpetual growth rate (1%)	(40)	(41)	(17)	(5)	(103)

The “Other” column includes the Energy Services Spain, Environmental Services Italy (excl. Calabria) and Water Morocco cash-generating units, which are not individually material.

The Group identified the above cash-generating units as material and sensitive and subjected them to additional sensitivity tests focusing on changes in operating cash flows, the main operating assumption considered by the Group when analyzing the recoverable amount of goodwill.

The changes in operating cash flows taken into account for the purpose of these sensitivity tests include operating cash flow before changes in working capital as defined in Note 41, less investments net of divestitures as defined in Note 1.11, plus changes in working capital.

A 5% decrease in operating cash flows over the period of the long-term plan would generate a decrease in the recoverable amount of €28 million for the Veolia Energy Services United States cash-generating unit, €19 million for the Dalkia Italy cash-generating unit and €16 million for the Water Southern Europe cash-generating unit. Net carrying amounts remain lower than recoverable amounts.

The following table presents the percentage change in each of the key assumptions taken individually, which brings the estimated recoverable amount into line with the net carrying amount of the cash-generating units.

(in %)	Veolia Energy Services – United States	Dalkia Italy	Water – Southern Europe
Discount rate	0.40	0.44	0.37
Perpetual growth rate	(0.50)	(0.53)	(0.47)
Operating cash flows	(8.31)	(7.60)	(5.88)

Veolia Environnement

Consolidated financial statements 12/31/2011

6        CONCESSION INTANGIBLE ASSETS

Movements in the net carrying amount of concession intangible assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Disposals	Impairment losses	Amortization/ reversals	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Concession intangible assets, gross	5,851.0	620.7	(51.3)			(28.7)	167.5	272.0	(26.6)	6,804.6
Amortization and impairment losses	(1,686.4)		39.7	(146.3)	(292.6)	6.4	(20.4)	(116.8)	40.9	(2,175.5)
CONCESSION INTANGIBLE ASSETS, NET	4,164.6	620.7	(11.6)	(146.3)	(292.6)	(22.3)	147.1	155.2	14.3	4,629.1

Additions concern the Water division in the amount of €315.8 million, the Energy Services division in the amount of €146.9 million and the Environmental Services division in the amount of €127.4 million.

A breakdown of impairment losses recognized in 2011 is presented in Note 20. These mainly concerned:

•

the Environmental Services division in Italy (€91.1 million) and France (€12.1 million);

•

the Water division in Italy (€22.6 million);

•

the Energy Services division in France (€13.2 million).

Foreign exchange translation gains and losses are primarily due to the appreciation of the Chinese renminbi yuan against the euro in the amount of €134.9 million.

Transfers to Assets classified as held for sale mainly concern the reclassification out of “Assets classified as held for sale” of the assets of Water division activities in Gabon (+€175.8 million) following the decision to interrupt the divestiture process and the assets of the Veolia Transdev group reclassified as discontinued operation(-€13.2 million, see Note 4).

Concession intangible assets break down by division as follows:

(€ million)	As of December 31, 2011			Net carrying amount as of December 31, 2010	Net carrying amount as of December 31, 2009
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	4,903.0	(1,335.3)	3,567.7	3,196.8	2,844.8
Environmental Services	759.4	(361.0)	398.4	385.5	263.2
Energy Services	1,046.9	(453.1)	593.8	513.1	480.0
Transportation	-	-	-	14.4	-
Other	95.3	(26.1)	69.2	54.8	36.8
CONCESSION INTANGIBLE ASSETS	6,804.6	(2,175.5)	4,629.1	4,164.6	3,624.8

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in the net carrying amount of concession intangible assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Disposals	Impairment losses	Amortization/ reversals	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Concession intangible assets, gross	5,129.1	497.4	(17.3)	-	-	223.8	193.9	(302.9)	127.0	5,851.0
Amortization and impairment losses	(1,504.3)	-	11.0	(6.5)	(256.6)	(35.8)	(16.8)	123.3	(0.7)	(1,686.4)
CONCESSION INTANGIBLE ASSETS, NET	3,624.8	497.4	(6.3)	(6.5)	(256.6)	188.0	177.1	(179.6)	126.3	4,164.6

Additions concern the Water division in the amount of €339.0 million, the Energy Services division in the amount of €71.8 million and the Environmental Services division in the amount of €53.5 million.

Changes in consolidation scope mainly concern external growth transactions in the Water division with the acquisition of certain United Utilities Group businesses in the amount of €101.8 million and the unwinding of companies previously held jointly with Suez Environnement in the amount of €50.6 million.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Chinese renminbi yuan against the euro in the amount of €158.3 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

7        OTHER INTANGIBLE ASSETS

Other intangible assets break down as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	14.7	76.2	70.0
Intangible assets with an definite useful life, gross	3,426.9	3,549.4	3,271.5
Amortization and impairment losses	(2,160.8)	(2,119.8)	(1,903.7)
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	1,266.1	1,429.6	1,367.8
INTANGIBLE ASSETS, NET	1,280,8	1,505.8	1,437.8

Movements in the net carrying amount of other intangible assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	76.2	1.7	(0.4)	(0.7)		(8.6)	1.8	(55.6)	0.3	14.7
Fees paid to local authorities	451.3	3.6	(0.5)	(8.4)	(57.1)	(0.2)	6.6	10.1	(3.7)	401.7
Purchased contractual rights	382.3	0.2	0.1	(51.8)	(34.8)	(56.4)	0.4	38.7	9.5	288.2
Purchased software	138.9	65.3	(1.1)	0.4	(50.8)	(3.6)	1.2	(20.0)	12.0	142.3
Purchased customer portfolios	75.2	-	(0.1)	(5.4)	(25.9)	108.1	3.6	(88.3)	0.7	67.9
Other purchased intangible assets	188.2	13.2	(2.1)	(2.1)	(23.3)	51.2	2.5	(37.9)	(4.5)	185.2
Other internally-developed intangible assets	193.7	29.0	2.3	(0.4)	(34.4)	(14.4)	0.7	(9.0)	13.3	180.8
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	1,429.6	111.3	(1.4)	(67.7)	(226.3)	84.7	15.0	(106.4)	27.3	1,266.1
OTHER INTANGIBLE ASSETS	1,505.8	113.0	(1.8)	(68.4)	(226.3)	76.1	16.8	(162.0)	27.6	1,280.8

Intangible assets with an indefinite useful life are primarily trademarks.

Fees paid to local authorities in respect of public service contracts total €401.7 million as of December 31, 2011, including €397.1 million for the Water division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€57.1 million in 2011, including -€56.5 million for the Water division.

Veolia Environnement

Consolidated financial statements 12/31/2011

A breakdown of the main impairment losses recognized in 2011 is presented in Note 20. These primarily concern the Water division in Morocco (€21.8 million), Italy (€30 million) and Portugal (€8.3 million).

Changes in consolidation scope primarily concern the Veolia Transdev combination (€34.5 million, see Note 4) and external growth in the Environmental Services division (€33.3 million).

Transfers to Assets classified as held for sale mainly concern the Veolia Transdev group reclassified as discontinued operation(-€161.9 million, see Note 4).

Recap: Movements in the net carrying amount of other intangible assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2010
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	70.0	0.4	-	(0.8)	-	-	6.0	0.6	76.2
Fees paid to local authorities	501.7	8.5	(1.0)	(4.3)	(58.7)	11.1	11.5	(17.5)	451.3
Purchased contractual rights	322.6	0.4	-	-	(47.2)	79.4	11.6	15.5	382.3
Purchased software	142.2	42.6	-	0.1	(52.2)	1.8	5.9	(1.5)	138.9
Purchased customer portfolios	65.3	-	-	-	(9.4)	9.5	9.5	0.3	75.2
Other purchased intangible assets	188.0	24.3	(1.1)	(5.8)	(27.5)	3.9	6.6	(0.2)	188.2
Other internally-developed intangible assets	148.0	52.0	(0.6)	(0.6)	(27.2)	-	1.5	20.6	193.7
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	1,367.8	127.8	(2.7)	(10.6)	(222.2)	105.7	46.6	17.2	1,429.6
OTHER INTANGIBLE ASSETS	1,437.8	128.2	(2.7)	(11.4)	(222.2)	105.7	52.6	17.8	1,505.8

Intangible assets with an indefinite useful life are primarily trademarks.

Fees paid to local authorities in respect of public service contracts total €451.3 million as of December 31, 2010, including €445.9 million for the Water division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€58.7 million in 2010, including -€58.1 million for the Water division.

Changes in consolidation scope impacting “Purchased contractual rights” primarily concern external growth in the Water division (€39.2 million) and the Energy Services division (€39.1 million).

Other movements in “Purchased contractual rights” consist of the transfer of the assets of Renewable Energy activities from “Assets classified as held for sale” following the decision to interrupt the divestiture process launched in 2009; other movements in “Fees paid to local authorities” consist of the transfer of certain Water division assets to “Assets classified as held for sale” in the amount of -€10.3 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

8        PROPERTY, PLANT AND EQUIPMENT

Movements in the net carrying amount of property, plant and equipment during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Property, plant and equipment, gross	21,116.1	1,581.6	(769.8)	-	-	(777.8)	45.7	(2,447.4)	(75.2)	18,673.2
Depreciation and impairment losses	(11,412.8)	-	662.0	(103.9)	(1,250.0)	545.7	(17.1)	1,376.1	15.1	(10,184.9)
PROPERTY, PLANT AND EQUIPMENT, NET	9,703.3	1,581.6	(107.8)	(103.9)	(1,250.0)	(232.1)	28.6	(1,071.3)	(60.1)	8,488.3

Additions concern the Water division in the amount of €284.4 million, the Environmental Services division in the amount of €677.9 million, the Energy Services division in the amount of €380.7 million and the Transportation business in the amount of €169.0 million.

Disposals, net of impairment losses and depreciation, of -€107.8 million, mainly concern the Water division in the amount of -€18.4 million, the Environmental Services division in the amount of -€30.2 million and the Transportation business in the amount of -€50.0 million.

A breakdown of the main impairment losses recognized in 2011 is presented in Note 20. These primarily concern the Energy Services division in Italy (-€43.0 million) and the Environmental Services division in the United States (-€26.3 million).

Changes in consolidation scope mainly concern:

•

the impact of the Veolia Transdev combination (-€443.5 million, see Note 4),

•

the acquisition of SPEC (+€319.0 million, see Note 32),

•

the divestiture of Proxiserve (-€62.6 million), of cogneneration activities in Estonia (-€48.6 million) in the Energy Services division and of activities in Norway (-€21 million) and Morocco (-€14.8 million) in the Transportation business.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified as discontinued operation (-€1,014.2 million, see Note 4), the decision to sell Marine Services activities in the Environmental Services division (-€80.9 million) and the impact of the interruption of the divestiture process for Water division activities in Gabon (+€20.3 million).

Other movements include the consequences of the application of IFRIC 12 following the renegotiation of STIF contracts in the Transportation business in the amount of -€71.2 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

Property, plant and equipment break down by division as follows:

(€ million)	As of December 31, 2011			Net carrying amount as of December 31, 2010	Net carrying amount as of December 31, 2009
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	4,662.3	(2,397.4)	2,264.9	2,289.6	2,130.4
Environmental Services	9,437.6	(5,841.6)	3,596.0	3,606.6	3,650.7
Energy Services	4,187.6	(1,751.3)	2,436.3	2,023.5	1,909.0
Transportation	0.0	0.0	0.0	1,624.2	1,562.0
Other	385.7	(194.6)	191.1	159.4	127.1
PROPERTY, PLANT AND EQUIPMENT	18,673.2	(10,184.9)	8,488.3	9,703.3	9,379.2

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of December 31, 2011			Net carrying amount as of December 31, 2010	Net carrying amount as of December 31, 2009
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	1,876.0	(959.7)	916.3	914.7	884.1
Buildings	3,025.1	(1,458.1)	1,567.0	1,645.4	1,620.4
Technical installations, plant and equipment	9,209.1	(4,947.0)	4,262.1	4,179.5	3,725.1
Travelling systems and other vehicles	2,107.7	(1,482.7)	625.0	1,956.5	1,939.0
Other property, plant and equipment	1,826.6	(1,327.7)	498.9	545.6	636.2
Property, plant and equipment in progress	628.7	(9.7)	619.0	461.6	574.4
PROPERTY, PLANT AND EQUIPMENT	18,673.2	(10,184.9)	8,488.3	9,703.3	9,379.2

The decrease in “Travelling systems and other vehicles” is attributable to the Veolia Transdev group pursuant to the restructuring of the Group’s activities announced on December 6, 2011. These assets were transferred to Assets classified as held for sale (see Note 4).

Recap: Movements in the net carrying amount of property, plant and equipment during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2010
Property, plant and equipment, gross	19,990.2	1,568.3	(809.6)	-	-	155.8	670.9	(468.9)	9.4	21,116.1
Depreciation and impairment losses	(10,611.0)	-	655.3	(19.8)	(1,293.3)	(51.7)	(328.9)	297.5	(60.9)	(11,412.8)
PROPERTY, PLANT AND EQUIPMENT, NET	9,379.2	1,568.3	(154.3)	(19.8)	(1,293.3)	104.1	342.0	(171.4)	(51.5)	9,703.3

Additions concern the Water division in the amount of €343.8 million, the Environmental Services division in the amount of €571.4 million, the Energy Services division in the amount of €264.7 million and the Transportation division in the amount of €339.5 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

Disposals, net of impairment losses and depreciation of -€154.3 million, mainly concern the Water division in the amount of -€29.3 million, the Environmental Services division in the amount of -€39.5 million and the Transportation division in the amount of -€76.2 million.

Changes in consolidation scope mainly concern, in the Energy Services division, the acquisition of New World Resources Energy (NWR Energy) (€21 million), the acquisition of the Baltimore network in the United States (€24.8 million) and the redistribution of companies previously held jointly with Suez Environnement (€47.5 million).

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

Veolia Environnement

Consolidated financial statements 12/31/2011

9        INVESTMENTS IN ASSOCIATES

The principal investments in associates with a value of greater than €10 million as of December 31, 2011 are as follows:

	As of December 31,
	% control			Share in equity			Share of net income
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	80.7	89.6	91.1	1.7	1.0	0.1
Regaz (Gaz de Bordeaux)	24.00%	24.00%	24.00%	27.1	27.0	23.8	1.6	4.1	4.0
Cie Méridionale de Navigation (1)					-	-	-	-	(10.2)
Mayflower	10.00%	10.00%		27.1	26.7		0.5	0.4
Kraftwerk Mehrum (2)	16.70%			19.9			(1.6)
Doshion VWS	30.00%	30.00%	30.00%	16.8	19.2	16.8	0.1	0.4	0.4
TIRU	24.00%	24.00%	24.00%	16.3	15.0	13.0	1.5	1.5	1.1
Berlinwasser China Holding (BWI) (4)	-	49.00%	49.00%	-	13.3	12.0	0.5	0.7	0.2
Stadtereinigung Holtmeyer GmbH (3)			40.00%		-	11.9		-	(0.4)
SDC PTE	30.32%	30.32%	30.32%	12.1	8.8	-	3.0	-
CIACG	41.97%	41.97%	41.97%	11.5	10.1	8.7	1.7	1.8	(2.5)
Acqua Campania	47.90%	23.71%	-	10.8	5.5	-	0.9	-	-
Other amounts < €10 million in 2011				102.9	96.5	91.2	3.5	8.6	6.4
INVESTMENTS IN ASSOCIATES				325.2	311.7	268.5	13.4 (5)	18.5 (5)	(0.9)(5)

(1)  Companies sold in 2009.

(2)  Change in consolidation method (from proportionate consolidation to equity accounting).

(3)  Companies sold in 2010.

(4)  Companies sold in 2011.

(5)  Pursuant to IFRS 5, a portion of this net income is reclassified in Net income from discontinued operations in the amount of €1.1 million in 2011, €0.5 million in 2010 and -€9.7 million in 2009 (see Note 25)

Movements in investments in associates during 2011 are as follows:

(€ million)	% control as of December 31, 2011	2010	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2011
Fovarosi Csatomazasi Muvek	25.00%	89.6	1.7	-	(10.6)	-	-	80.7
Regaz (Gaz de Bordeaux)	24.00%	27.0	1.6	(1.5)	-	-	-	27.1
Mayflower	10.00%	26.7	0.5	(0.9)	0.8	-	-	27.1
Kraftwerk Mehrum	16.70%	-	(1.6)	(0.1)	-	21.6	-	19.9
Doshion VWS	30.00%	19.2	0.1	-	(2.5)	-	-	16.8
Berlinwasser China Holding (BWI)	-	13.3	0.5		(0.5)	0.9	(14.2)	-
TIRU	24.00%	15.0	1.5	-	(0.1)	-	(0.1)	16.3
SDC PTE	30.32%	8.8	3.0	-	0.3	-	-	12.1
CIACG	41.97%	10.1	1.7	(0.3)	-	-	-	11.5
Acqua Campania	47.90%	5.5	0.9	(1.1)	-	5.5	-	10.8
Other amounts < €10 million in 2011		96.5	3.5	(3.6)	(0.4)	10.4	(3.5)	102.9
INVESTMENTS IN ASSOCIATES		311.7	13.4	(7.5)	(13.0)	38.4	(17.8)	325.2

No material amounts were transferred to Assets classified as held for sale in 2009, 2010 or 2011.

Veolia Environnement

Consolidated financial statements 12/31/2011

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Non-current assets	1,287.6	908.9	767.6
Current assets	1,237.0	720.4	438.2
TOTAL ASSETS	2,524.6	1,629.3	1,205.8
Equity attributable to owners of the Company	968.9	878.3	581.5
Equity attributable to non-controlling interests	7.5	16.3	14.5
Non-current liabilities	315.8	283.8	223.3
Current liabilities	1,232.4	450.9	386.5
TOTAL EQUITY AND LIABILITIES	2,524.6	1,629.3	1,205.8
INCOME STATEMENT
Revenue	1,042.3	777.8	431.4
Operating income	70.8	74.2	25.8
Net income for the year	36.1	40.7	7.1

Recap: Movements in investments in associates during 2010 are as follows:

(€ million)	% control as of December 31, 2010	2009	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2010
Fovarosi Csatomazasi Muvek	25.00%	91.1	1.0	-	(2.5)	-	-	89.6
Regaz (Gaz de Bordeaux)	24.00%	23.8	4.1	(1.0)	-	-	-	26.9
Mayflower	10.00%		0.4	-	(2.5)	28.8	-	26.7
Doshion VWS	30.00%	16.8	0.4	-	2.0	-	-	19.2
Stadtereinigung Holtmeyer Gmbh	-	11.9	-	-	-	(11.9)	-	-
Berlinwasser China Holding (BWI)	49.00%	12.0	0.7	(0.8)	1.4	-	-	13.3
TIRU	24.00%	13.0	1.5	-	0.5	-	-	15.0
CIACG	41.97%	8.7	1.8	(0.4)	-	-	-	10.1
Other amounts < €10 million in 2010		91.2	8.6	(3.8)	6.5	13.2	(4.8)	110.9
INVESTMENTS IN ASSOCIATES		268.5	18.5	(6.0)	5.4	30.1	(4.8)	311.7

Veolia Environnement

Consolidated financial statements 12/31/2011

10      NON-CONSOLIDATED INVESTMENTS

In accordance with IAS 39, non-consolidated investments are recognized at fair value. Unrealized gains and losses are taken directly through other comprehensive income, except for unrealized losses considered long-term or material which are expensed in the Consolidated Income Statement in “Other financial income and expenses” (see Note 22).

Movements in non-consolidated investments during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Non-consolidated investments	130.7	25.6	(17.9)	(2.3)	(1.6)	(4.3)	0.7	(18.2)	(6.4)	106.3

The Group did not hold any investment lines in excess of €20 million as of December 31, 2011.

Transfers to Assets classified as held for sale mainly concern the non-consolidated investments of the Veolia Transdev group as part of the reclassification of this joint venture in discontinued operations (-€17.4 million, see Note 4).

Recap: Movements in non-consolidated investments during 2010 are as follows:

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

Veolia Environnement

Consolidated financial statements 12/31/2011

11      NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Notes 1.20 and 1.21).

Movements in the net carrying amount of non-current and current operating financial assets during 2011 are as follows:

(€ million)	As of December 31, 2010	New financial assets	Repayments / disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Gross	5,317.3	381.0	(36.9)	-	(64.7)	33.3	(406.6)	(135.2)	48.3	5,136.5
Impairment losses	(62.0)	-	-	(4.3)	-	(0.1)	5.0	-	13.2	(48.2)
NON-CURRENT OPERATING FINANCIAL ASSETS	5,255.3	381.0	(36.9)	(4.3)	(64.7)	33.2	(401.6)	(135.2)	61.5	5,088.3
Gross	373.3	0.2	(404.1)	-	(9.3)	2.0	406.6	(24.9)	13.2	357.0
Impairment losses	-	-	-	5.0	-	-	(5.0)	-	-	-
CURRENT OPERATING FINANCIAL ASSETS	373.3	0.2	(404.1)	5.0	(9.3)	2.0	401.6	(24.9)	13.2	357.0
NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS	5,628.6	381.2	(441.0)	0.7	(74.0)	35.2	-	(160.1)	74.7	5,445.3
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2011 mainly concern:

•

the Water division and in particular projects in Berlin (€129 million);

•

the Energy Services division and in particular cogeneration plants (€66.9 million);

•

the Environmental Services division and in particular new Private Finance Initiative (PFI) contracts for the processing and disposal of residual waste in the United Kingdom (€47.4 million).

The principal repayments and disposals of operating financial assets in 2011 concern:

•

the Water division and in particular projects in Berlin (-€141.3 million);

•

the Energy Services division and in particular cogeneration plants (-€110.0 million);

•

the Environmental Services division and in particular the non-recourse assignment of Valomed receivables to the Royal Bank of Scotland (-€28.5 million).

Veolia Environnement

Consolidated financial statements 12/31/2011

Foreign exchange translation gains and losses on current and non-current operating financial assets mainly concern the Water division (€20.8 million) and the Environmental Services division (€17.4 million), primarily due to the appreciation of the Chinese renminbi yuan and the pound sterling against the euro.

Non-current/current reclassifications mainly concern:

•

the Water division and in particular projects in Berlin (€140.8 million);

•

the Energy Services division and in particular cogeneration plants (€85.4 million).

Changes in consolidation scope mainly concern the impacts of the Veolia Transdev combination (-€60.5 million, including -€52.5 million classified as non-current, see Note 4).

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified as discontinued operation (-€120.6 million, see Note 4) and the placing of Citelum in the Energy Services division for sale (-€46.7 million).

The breakdown of operating financial assets by division is as follows:

(€ million)	As of December 31,
	Non-current			Current			TOTAL
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Water	3,873.9	3,889.2	3,870.3	215.6	197.7	188.8	4,089.5	4,086.9	4,059.1
Environmental Services	697.4	698.0	711.8	51.2	47.2	42.8	748.6	745.2	754.6
Energy Services	416.0	488.3	528.4	86.8	110.0	126.0	502.8	598.3	654.4
Transportation	-	89.7	86.7	-	17.2	18.7	-	106.9	105.4
Other	101.0	90.1	78.0	3.4	1.2	0.3	104.4	91.3	78.3
OPERATING FINANCIAL ASSETS	5,088.3	5,255.3	5,275.2	357.0	373.3	376.6	5 ,445.3	5,628.6	5,651.8

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	184.8	370.4	394.6	2,699.7	3,649.5
Environmental Services	49.1	97.6	99.2	475.6	721.5
Energy Services	2.6	4.3	3.4	9.8	20.1
Other	0.4	1.1	1.6	2.2	5.3
TOTAL	236.9	473.4	498.8	3,187.3	4,396.4

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	30.9	73.5	79.3	256.3	440.0
Environmental Services	2.0	5.0	6.1	14.1	27.2
Energy Services	84.2	105.8	80.9	211.7	482.6
Other	3.0	6.4	7.5	82.2	99.1
TOTAL	120.1	190.7	173.8	564.3	1,048.9

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2010 are as follows:

(€ million)	As of December 31, 2009	New financial assets	Repayments / disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2010
Gross	5,325.0	485.8	(27.6)	-	(79.7)	117.9	(479.1)	(20.4)	(4.6)	5,317.3
Impairment losses	(49.8)	-	-	(11.4)	-	(0.8)	-	-	-	(62.0)
NON-CURRENT OPERATING FINANCIAL ASSETS	5,275.2	485.8	(27.6)	(11.4)	(79.7)	117.1	(479.1)	(20.4)	(4.6)	5,255.3
Gross	380.0	1.6	(396.5)	-	(4.3)	5.9	479.1	(0.3)	(92.2)	373.3
Impairment losses	(3.4)	-	-	-	-	-	-	-	3.4	-
CURRENT OPERATING FINANCIAL ASSETS	376.6	1.6	(396.5)	-	(4.3)	5.9	479.1	(0.3)	(88.8)	373.3
NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS	5,651.8	487.4	(424.1)	(11.4)	(84.0)	123.0	-	(20.7)	(93.4)	5,628.6
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

Veolia Environnement

Consolidated financial statements 12/31/2011

12      OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS

(€ million)	As of December 31,
	Non-current			Current			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Gross	764.6	787.0	774.8	134.8	134.8	195.8	899.4	921.8	970.6
Impairment losses	(70.4)	(72.3)	(73.5)	(32.0)	(31.6)	(31.9)	(102.4)	(103.9)	(105.4)
FINANCIAL ASSETS IN LOANS AND RECEIVABLES	694.2	714.7	701.3	102.8	103.2	163.9	797.0	817.9	865.2
OTHER FINANCIAL ASSETS	42.3	58.4	52.6	11.8	29.1	53.8	54.1	87.5	106.4
TOTAL OTHER FINANCIAL ASSETS	736.5	773.1	753.9	114.6	132.3	217.7	851.1	905.4	971.6

12.1   Movements in other non-current financial assets

Movements in the value of other non-current financial assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Repayments / disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Gross	787.0	190.4	(116.4)	(16.5)	-	(6.1)	(35.4)	(34.9)	(3.5)	764.6
Impairment losses	(72.3)	-	-	0.5	0.9	(2.3)	1.8	(0.3)	1.3	(70.4)
NON-CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	714.7	190.4	(116.4)	(16.0)	0.9	(8.4)	(33.6)	(35.2)	(2.2)	694.2
OTHER NON-CURRENT FINANCIAL ASSETS	58.4	63.5	(1.9)	(57.3)	(3.0)	0.6	(0.7)	(12.6)	(4.7)	42.3
TOTAL OTHER NON-CURRENT FINANCIAL ASSETS	773.1	253.9	(118.3)	(73.3)	(2.1)	(7.8)	(34.3)	(47.8)	(6.9)	736.5
(1) Impairment losses are recorded in financial income and expenses.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified as discontinued operation (-€48.3 million, see Note 4).

Non-current financial assets in loans and receivables

As of December 31, 2011, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €441.8 million (mainly Dalkia International and its subsidiaries).

Veolia Environnement

Consolidated financial statements 12/31/2011

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.14.2.

Recap: Movements in other non-current financial assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Additions	Repayments / disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Gross	774.8	59.9	(43.8)	6.7	-	19.6	(16.6)	(13.6)	787.0
Impairment losses	(73.5)	-	-	-	3.8	(5.8)	-	3.2	(72.3)
NON-CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	701.3	59.9	(43.8)	6.7	3.8	13.8	(16.6)	(10.4)	714.7
OTHER NON-CURRENT FINANCIAL ASSETS	52.6	30.8	(2.5)	(20.6)	(1.2)	(1.6)	(1.8)	2.7	58.4
TOTAL OTHER NON-CURRENT FINANCIAL ASSETS	753.9	90.7	(46.3)	(13.9)	2.6	12.2	(18.4)	(7.7)	773.1
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

Veolia Environnement

Consolidated financial statements 12/31/2011

12.2   Movements in other current financial assets

Movements in other current financial assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Repayments / disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Gross	134.8	3.6	(17.4)	-	-	3.3	35.4	(24.5)	(0.4)	134.8
Impairment losses	(31.6)	-	0.2	-	1.2	(0.1)	(1.8)	0.1	-	(32.0)
CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES, NET	103.2	3.6	(17.2)	-	1.2	3.2	33.6	(24.4)	(0.4)	102.8
OTHER CURRENT FINANCIAL ASSETS	29.1	(5.7)	(2.0)	0.2	-	-	0.7	(8.9)	(1.6)	11.8
TOTAL OTHER CURRENT FINANCIAL ASSETS, NET	132.3	(2.1)	(19.2)	0.2	1.2	3.2	34.3	(33.3)	(2.0)	114.6
(1) Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets identified as loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are identified as available-for-sale assets in accordance with the accounting principles described in Note 1.14.2.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev reclassified as discontinued operation(-€31.2 million, see Note 4).

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in other current financial assets during 2010 are as follows:

(€ million)	As of December 31, 2009	Change in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2011
Gross	195.8	(70.1)	(5.3)	-	-	4.9	16.6	(7.1)	134.8
Impairment losses	(31.9)	-	7.0	-	(2.8)	(0.5)	-	(3.4)	(31.6)
CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES, NET	163.9	(70.1)	1.7	-	(2.8)	4.4	16.6	(10.5)	103.2
OTHER CURRENT FINANCIAL ASSETS	53.8	(3.8)	(4.6)	-	3.2	1.0	1.8	(22.3)	29.1
TOTAL OTHER CURRENT FINANCIAL ASSETS, NET	217.7	(73.9)	(2.9)	-	0.4	5.4	18.4	(32.8)	132.3
(1) Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are classified as available-for-sale assets in accordance with the accounting principles described in Note 1.14.2.

Repayments during the year mainly concern the repayment of asset pre-financing in the Transportation division and financial receivables.

Veolia Environnement

Consolidated financial statements 12/31/2011

13      DEFERRED TAX ASSETS AND LIABILITIES

Movements in deferred tax assets and liabilities during 2011 are as follows:

(€ million)	As of December 31, 2010	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2011
Deferred tax assets, gross	2,626.3	117.5	20.6	(87.9)	7.4	(340.7)	16.8	2,360.0
Deferred tax assets not recognized	(876.7)	(332.7)	(113.6)	70.7	(7.0)	163.6	(0.4)	(1,096.1)
DEFERRED TAX ASSETS, NET	1,749.6	(215.2)	(93.0)	(17.2)	0.4	(177.1)	16.4	1,263.9
DEFERRED TAX LIABILITIES	2,101.4	(8.7)	(6.6)	9.5	33.3	(255.1)	17.3	1,891.1

As of December 31, 2011, deferred tax assets not recognized total -€1,096.1 million, including -€764.9 million on tax losses and -€331.2 million on timing differences. As of December 31, 2010, such deferred tax assets totaled -€876.7 million, including -€715.6 million on tax losses and -€161.1 million on timing differences.

No deferred tax assets were recognized in the Consolidated Statement of Financial Position in respect of the loss of €453 million (tax base) reported in 2011 by the Veolia Environnement French tax group. Furthermore, after adjusting taxable projected income, in particular for margin erosion in the Water division, the Group restricted recognized deferred tax assets to the amount of deferred tax liabilities. The negative impact of €190 million was recognized €75 million in net income and €115 million in reserves.

As of December 31, 2011, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring of Water businesses in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed USD 4 billion, are currently being reviewed by the U.S. tax authorities (see Note 36).

After adjusting the taxable projected income for the probable divestiture in 2012 of certain Group activities in the United States, deferred tax assets of USD 178 million (€136 million) were recognized in the Consolidated Statement of Financial Position in respect of these tax losses as of December 31, 2011, compared to USD 370 million (€275 million) as of December 31, 2010.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses and the impact of the impairment of deferred tax assets of the France tax group initially recognized in equity in the amount of €115 million.

Changes in consolidation scope mainly concern the Veolia Transdev combination (-€11.8 million in respect of deferred tax assets and +€5.4 million in respect of deferred tax liabilities, see Note 4) and the acquisition of SPEC in the Energy Services division (€12.1 million in respect of deferred tax assets and €26.5 million in respect of deferred tax liabilities, see Note 32).

Foreign exchange translation gains and losses are mainly due to fluctuations in the U.S. dollar, the Chinese renminbi yuan, the pound sterling and the Polish zloty against the euro.

Transfers to Assets and liabilities classified as held for sale mainly concern the Veolia Transdev group reclassified as discontinued operation (-€184.4 million in respect of deferred tax assets and -€258.3 million in respect of deferred tax liabilities, see Note 4).

Veolia Environnement

Consolidated financial statements 12/31/2011

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
DEFERRED TAX ASSETS
Tax losses	1,006.6	1,145.3	942.9
Provisions and impairment losses	478.2	434.7	401.6
Employee benefits	210.3	265.1	219.3
Financial instruments	189.5	182.6	159.0
Operating financial assets	102.3	105.3	112.5
Fair value remeasurement of assets purchased	29.5	65.9	65.8
Foreign exchange translation	4.9	23.7	8.5
Finance leases	23.2	30.8	34.5
Intangible assets and Property, plant and equipment	11.8	22.7	28.7
Other	303.7	350.2	317.3
DEFERRED TAX ASSETS, GROSS	2,360.0	2,626.3	2,290.1
DEFERRED TAX ASSETS NOT RECOGNIZED	(1,096.1)	(876.7)	(702.1)
RECOGNIZED DEFERRED TAX ASSETS	1,263.9	1,749.6	1,588.0

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
DEFERRED TAX LIABILITIES
Intangible assets and Property, plant and equipment	796.2	852.8	799.2
Fair value remeasurement of assets purchased	252.6	283.4	245.2
Operating financial assets	210.5	214.1	192.5
Financial instruments	86.2	89.6	91.2
Finance leases	88.3	96.1	88.9
Provisions	53.5	49.7	47.1
Foreign exchange translation	20.4	38.6	11.7
Employee benefits	40.8	43.5	36.9
Other	342.6	433.6	438.5
DEFERRED TAX LIABILITIES	1,891.1	2,101.4	1,951.2

The breakdown by main tax group as of December 31, 2011 is as follows:

(€ million)	Recognized deferred tax assets on tax losses	Recognized deferred tax assets on timing differences	Deferred tax liabilities on timing differences	Net recognized deferred tax position
French tax groups		294.1	(304.5)	(10.4)
France Veolia Environnement tax group	-	214.3	(214.3)	-
Dalkia France tax group	-	79.8	(90.2)	(10.4)
United States tax group	135.6	186.5	(302.2)	19.9
United Kingdom tax group	-	116.6	(430.5)	(313.9)
TOTAL	135.6	597.2	(1,037.2)	(304.4)

Veolia Environnement

Consolidated financial statements 12/31/2011

The timing schedule for the reversal of the net deferred tax position on timing differences and the deferred tax asset position on tax losses of the France Veolia Environnement tax group and the United States tax group is as follows:

(€ million)	Deferred tax assets on tax losses			Net deferred tax on timing differences			Total
	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total
Veolia Environnement tax group	-	-	-	-	-	-	-	-	-
United States tax group	135.6	-	135.6	(36.0)	(79.7)	(115.7)	99.6	(79.7)	19.9

The expiry schedule for deferred tax assets on tax losses recognized and not recognized as of December 31, 2011 is as follows:

(€ million)	Expiry			Total
	5 years or less	More than 5 years	Unlimited
Recognized tax losses	24.5	139.0	78.2	241.7
o/w French tax groups	-	-	-	-
o/w United States tax group	-	135.6	-	135.6
o/w United Kingdom tax group	-	-	-	-
Tax losses not recognized	83.9	64.4	616.6	764.9
o/w French tax groups	-	-	255.3	255.3
o/w United States tax group	-	-	-	-
o/w United Kingdom tax group	-	-	-	-

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
DEFERRED TAX ASSETS, NET
Deferred tax assets on net income	1,152.7	1,530.5	1,438.1
Deferred tax assets on reserves	111.2	219.1	149.9
DEFERRED TAX ASSETS, NET	1,263.9	1,749.6	1,588.0
DEFERRED TAX LIABILITIES
Deferred tax liabilities on net income	1,856.0	2,060.4	1,900.5
Deferred tax liabilities on reserves	35.1	41.0	50.7
DEFERRED TAX LIABILITIES	1,891.1	2,101.4	1,951.2

Recap: Movements in deferred tax assets and liabilities during 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2010
Deferred tax assets, gross	2,290.1	179.5	9.7	14.5	132.8	(0.3)	2,626.3
Deferred tax assets not recognized	(702.1)	(145.3)	(1.0)	4.2	(24.7)	(7.8)	(876.7)
DEFERRED TAX ASSETS, NET	1,588.0	34.2	8.7	18.7	108.1	(8.1)	1,749.6
DEFERRED TAX LIABILITIES	1,951.2	5.5	(2.6)	69.5	66.9	10.9	2,101.4

Veolia Environnement

Consolidated financial statements 12/31/2011

14      WORKING CAPITAL

Movements in net working capital during 2011 are as follows:

(€ million)	As of December 31, 2010	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2011
Inventories and work-in-progress, net	1,130.6	28.1	13.9	(76.1)	2.1	(59.6)	(18.2)	1,020.8
Operating receivables, net	12,488.7	330.8	(23.5)	(481.6)	28.0	(829.8)	(85.0)	11,427.6
Operating payables	13,773.9	305.1	-	(436.9)	53.0	(1,007.4)	(89.1)	12,598.6
NET WORKING CAPITAL	(154.6)	53.8	(9.6)	(120.8)	(22.9)	118.0	(14.1)	(150.2)

Amounts transferred to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” mainly concern the Veolia Transdev group reclassified as discontinued operation (€210.1 million in net working capital, see Note 4) and urban lighting activities (Citelum) in the Energy Services division (-€71.8 million in net working capital). These amounts also include the impact of the interruption of the divestiture process for Water division activities in Gabon (-€21.0 million in net working capital).

Changes in consolidation scope mainly concern the Veolia Transdev combination (-€33.0 million in net working capital, see Note 4), the acquisition of SPEC in the Energy Services division (-€26.1 million in net working capital, see Note 32) and the divestiture of the household assistance services business (Proxiserve) held jointly by the Water and Energy Services divisions (-€18.3 million in net working capital).

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables, tax receivables and payables other than current tax), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of industrial investments).

Veolia Environnement

Consolidated financial statements 12/31/2011

Movements in each of these working capital categories in 2011 are as follows:

(€ million)	As of December 31, 2010	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2011
Inventories and work-in-progress, net	1,130.6	28.1	13.9	(76.1)	2.1	(59.6)	(18.2)	1,020.8
Operating receivables (including tax receivables other than current tax)	12,287.9	262.2	(23.2)	(446.0)	27.2	(824.8)	(48.4)	11,234.9
Operating payables (including tax payables other than current tax)	(13,135.2)	(240.3)	0.0	439.3	(41.4)	975.4	5.8	(11,996.4)
OPERATING WORKING CAPITAL (1)	283.3	50.0	(9.3)	(82.8)	(12.1)	91.0	(60.8)	259.3
Tax receivables (current tax)	176.6	72.2	-	(15.4)	0.5	(3.9)	(55.5)	174.5
Tax payables (current tax)	(221.0)	(31.4)	-	17.9	(0.6)	19.3	59.8	(156.0)
TAX WORKING CAPITAL	(44.4)	40.8	-	2.5	(0.1)	15.4	4.3	18.5
Receivables on non-current asset disposals	24.2	(3.6)	(0.3)	(20.2)	0.3	(1.1)	18.9	18.2
Industrial investment payables	(417.7)	(33.4)	-	(20.3)	(11.0)	12.7	23.5	(446.2)
INVESTMENT WORKING CAPITAL	(393.5)	(37.0)	(0.3)	(40.5)	(10.7)	11.6	42.4	(428.0)
NET WORKING CAPITAL	(154.6)	53.8	(9.6)	(120.8)	(22.9)	118.0	(14.1)	(150.2)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Veolia Environnement

Consolidated financial statements 12/31/2011

Movements in inventories during 2011 are as follows:

Inventories (€ million)	As of December 31, 2010	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Raw materials and supplies	593.3	52.5	-	-	(67.4)	(2.4)	(58.3)	(0.4)	517.3
Work-in-progress	463.6	(23.5)	-	-	(1.4)	4.6	(1.6)	(17.5)	424.2
Other inventories	153.7	(0.9)	-	-	(12.8)	(1.2)	(5.2)	-	133.6
INVENTORIES AND WORK-IN-PROGRESS, GROSS	1,210.6	28.1	-	-	(81.6)	1.0	(65.1)	(17.9)	1,075.1
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(80.0)	-	(29.4)	43.3	5.5	1.1	5.5	(0.3)	(54.3)
INVENTORIES AND WORK-IN-PROGRESS, NET	1,130.6	28.1	(29.4)	43.3	(76.1)	2.1	(59.6)	(18.2)	1,020.8
(1) Including CO2 inventories.

Inventories mainly concern the Water division in the amount of €308.4 million and the Energy Services division in the amount of €470.9 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

Movements in operating receivables during 2011 are as follows:

Operating receivables (€ million)	As of December 31, 2010	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Trade receivables	9,852.8	165.3	-	-	(346.2)	14.4	(561.5)	(27.2)	9,097.6
Impairment losses on trade receivables	(600.4)	-	(194.8)	173.0	12.0	(1.3)	10.5	(3.7)	(604.7)
TRADE RECEIVABLES, NET (2)	9,252.4	165.3	(194.8)	173.0	(334.2)	13.1	(551.0)	(30.9)	8,492.9
Other current operating receivables	1,187.5	(112.4)	-	-	(73.8)	4.2	(149.2)	14.4	870.7
Impairment losses on other current operating receivables	(77.9)	-	(17.8)	16.1	3.9	(0.4)	8.2	2.0	(65.9)
OTHER OPERATING RECEIVABLES, NET (2)	1,109.6	(112.4)	(17.8)	16.1	(69.9)	3.8	(141.0)	16.4	804.8
Other receivables (3)	800.1	109.6	-	-	(19.6)	14.1	(48.2)	(11.9)	844.1
Tax receivables	1,326.6	168.3	-	-	(57.9)	(3.0)	(89.6)	(58.6)	1,285.8
OPERATING RECEIVABLES, NET	12,488.7	330.8	(212.6)	189.1	(481.6)	28.0	(829.8)	(85.0)	11,427.6

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

Changes in consolidation scope mainly concern the Veolia Transdev combination (-€375.5 million, see Note 4) and the divestiture of the household assistance services business (Proxiserve) held jointly by the Water and Energy Services divisions (-€108.0 millions).

Transfers to Assets classified as held for sale mainly concern the Veolia Transdev group reclassified as discontinued operation (-€695.7 million, see Note 4) and urban lighting activities (Citelum) in the Energy Services division (-€205.5 million). These amounts also include the impact of the interruption of the divestiture process for Water division activities in Gabon (+€71.8 million).

Veolia Environnement

Consolidated financial statements 12/31/2011

Securitization of receivables in France

Securitized debts total €482.9 million as of December 31, 2011 compared to €487.1 million as of December 31, 2010 and €499.7 million as of December 31, 2009 (Water division).

The risks associated with these securitized receivables (principally credit risk and late payment risk) are retained by the Group, justifying their retention as assets in the Consolidated Statement of Financial Position. The financing secured is recognized in “Current borrowings” (see Note 18, Current borrowings).

Assignment of receivables

Receivables definitively assigned to third parties in the Energy Services division total €257 million as of December 31, 2011, including €139 million in France and €110 million in Italy. Assigned receivables total €192 million as of December 31, 2010, including €62 million in France and €123 million in Italy. They total €134 million as of December 31, 2009 and solely concern Italy.

Movements in operating payables during 2011 are as follows:

Operating payables (€ million)	As of December 31, 2010	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2011
Trade payables	5,535.3	80.9	(140.3)	15.1	(344.9)	(6.0)	5,140.1
Other operating payables (1)	5,332.0	0.5	(213.7)	35.3	(450.7)	17.2	4,720.6
Other liabilities (2)	1,340.2	180.7	(28.3)	2.8	(105.7)	(35.9)	1,353.8
Tax and employee-related liabilities	1,566.4	43.0	(54.6)	(0.2)	(106.1)	(64.4)	1,384.1
OPERATING PAYABLES	13,773.9	305.1	(436.9)	53.0	(1,007.4)	(89.1)	12,598.6
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Trade payables are recognized as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope mainly concern the Veolia Transdev combination (-€380.9 million, see Note 4) and the divestiture of the household assistance services business (Proxiserve) held jointly by the Water and Energy Services divisions (-€100.6 million).

Transfers to Assets classified as held for sale mainly concern the Veolia Transdev group reclassified as discontinued operation (-€964.7 million, see Note 4) and urban lighting activities (Citelum) in the Energy Services division (-€148.6 million). These amounts also include the impact of the interruption of the divestiture process for Water division activities in Gabon (+€106.8 million).

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in net working capital during 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2010
Inventories and work-in-progress, net	978.0	115.7	(6.9)	4.1	31.9	(0.8)	8.6	1,130.6
Operating receivables, net	12,241.3	325.2	(30.3)	161.3	259.7	(116.8)	(351.7)	12,488.7
Operating payables	13,076.9	605.7	(0.0)	205.8	294.2	(119.4)	(289.3)	13,773.9
NET WORKING CAPITAL	142.4	(164.8)	(37.2)	(40.4)	(2.6)	1.8	(53.8)	(154.6)

(€ million)	As of December 31, 2009	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2010
Inventories and work-in-progress, net	978.0	115.7	(6.9)	4.1	31.9	(0.8)	8.6	1,130.6
Operating receivables (including tax receivables other than current tax)	12,040.6	274.4	(30.3)	160.1	255.4	(117.3)	(295.0)	12,287.9
Operating payables (including tax payables other than current tax)	(12,501.7)	(458.7)	-	(195.3)	(268.6)	115.5	173.6	(13,135.2)
OPERATING WORKING CAPITAL (1)	516.9	(68.6)	(37.2)	(31.1)	18.7	(2.6)	(112.8)	283.3
Tax receivables (current tax)	189.7	37.8	-	1.2	4.0	-	(56.1)	176.6
Tax payables (current tax)	(220.8)	(67.3)	-	(3.9)	(8.4)	5.3	74.1	(221.0)
TAX WORKING CAPITAL	(31.1)	(29.5)	-	(2.7)	(4.4)	5.3	18.0	(44.4)
Receivables on non-current asset disposals	11.0	13.0	-	-	0.3	0.5	(0.6)	24.2
Industrial investment payables	(354.4)	(79.7)	-	(6.6)	(17.2)	(1.4)	41.6	(417.7)
INVESTMENT WORKING CAPITAL	(343.4)	(66.7)	-	(6.6)	(16.9)	(0.9)	41.0	(393.5)
NET WORKING CAPITAL	142.4	(164.8)	(37.2)	(40.4)	(2.6)	1.8	(53.8)	(154.6)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in inventories during 2010 are as follows:

Inventories (€ million)	As of December 31, 2009	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2010
Raw materials and supplies	611.6	10.0	-	-	3.5	17.9	(34.8)	(14.9)	593.3
Work-in-progress	287.1	107.0	-	-	0.9	9.1	45.3	14.2	463.6
Other inventories	154.2	(1.3)	-	-	-	6.1	(13.1)	7.8	153.7
INVENTORIES AND WORK-IN-PROGRESS, GROSS	1,052.9	115.7	-	-	4.4	33.1	(2.6)	7.1	1,210.6
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(74.9)	-	(44.5)	37.6	(0.3)	(1.2)	1.8	1.5	(80.0)
INVENTORIES AND WORK-IN-PROGRESS, NET	978.0	115.7	(44.5)	37.6	4.1	31.9	(0.8)	8.6	1,130.6
(1) Including CO2 inventories.

Recap: Movements in operating receivables during 2010 are as follows:

Operating receivables (€ million)	As of December 31, 2009	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2010
Trade receivables	9,638.3	268.9	-	-	136.8	191.5	(115.6)	(267.1)	9,852.8
Impairment losses on trade receivables	(560.3)	-	(150.6)	116.4	(23.4)	(9.8)	15.1	12.2	(600.4)
TRADE RECEIVABLES, NET (2)	9,078.0	268.9	(150.6)	116.4	113.4	181.7	(100.5)	(254.9)	9,252.4
Other current operating receivables	1,178.0	(0.9)	-	-	34.9	29.7	(11.0)	(43.2)	1,187.5
Impairment losses on other current operating receivables	(76.8)	-	(15.1)	18.9	0.8	(0.6)	0.6	(5.7)	(77.9)
OTHER OPERATING RECEIVABLES, NET (2)	1,101.2	(0.9)	(15.1)	18.9	35.7	29.1	(10.4)	(48.9)	1,109.6
Other receivables (3)	728.4	13.0	-	0.1	5.8	39.6	5.3	7.9	800.1
Tax receivables	1,333.7	44.2	-	-	6.4	9.3	(11.2)	(55.8)	1,326.6
OPERATING RECEIVABLES, NET	12,241.3	325.2	(165.7)	135.4	161.3	259.7	(116.8)	(351.7)	12,488.7

(1)  Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.

(2)  Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.

(3)  Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in operating payables during 2010 are as follows:

Operating payables (€ million)	As of December 31, 2009	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2010
Trade payables (1)	5,312.2	272.2	56.1	138.0	(25.1)	(218.1)	5,535.3
Other operating payables (1)	4,933.4	226.6	122.0	113.0	(74.5)	11.5	5,332.0
Other liabilities (2)	1,324.4	(2.4)	17.0	25.0	(13.9)	(9.9)	1,340.2
Tax and employee-related liabilities	1,506.9	109.3	10.7	18.2	(5.9)	(72.8)	1,566.4
OPERATING PAYABLES	13,076.9	605.7	205.8	294.2	(119.4)	(289.3)	13,773.9
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Recap: Movements in net working capital during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,013.1	5.5	6.1	(3.6)	4.7	(53.5)	5.7	978.0
Operating receivables, net	13,093.2	(414.0)	(82.3)	(219.8)	95.6	(107.6)	(123.8)	12,241.3
Operating payables, net	13,591.8	(98.4)	-	(227.9)	105.2	(174.7)	(119.1)	13,076.9
NET WORKING CAPITAL	514.5	(310.1)	(76.2)	4.5	(4.9)	13.6	1.0	142.4

(€ million)	As of December 31, 2008	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,013.1	5.5	6.1	(3.6)	4.7	(53.5)	5.7	978.0
Operating receivables (including tax receivables other than current tax)	12,844.4	(441.0)	(82.5)	(217.1)	89.1	(92.7)	(59.6)	12,040.6
Operating payables (including tax payables other than current tax)	(12,791.9)	61.4	-	207.2	(94.2)	73.5	42.3	(12,501.7)
Operating working capital (1)	1,065.6	(374.1)	(76.4)	(13.5)	(0.4)	(72.7)	(11.6)	516.9
Tax receivables (current tax)	227.0	31.4	-	(2.7)	6.5	(13.3)	(59.2)	189.7
Tax payables (current tax)	(324.7)	(19.0)	-	(1.7)	(12.3)	72.1	64.8	(220.8)
TAX WORKING CAPITAL	(97.7)	12.4	-	(4.4)	(5.8)	58.8	5.6	(31.1)
Receivables on non-current asset disposals	21.8	(4.4)	0.2	0.0	-	(1.6)	(5.0)	11.0
Industrial investment payables	(475.2)	56.0	-	22.4	1.3	29.1	12.0	(354.4)
INVESTMENT WORKING CAPITAL	(453.4)	51.6	0.2	22.4	1.3	27.5	7.0	(343.4)
NET WORKING CAPITAL	514.5	(310.1)	(76.2)	4.5	(4.9)	13.6	1.0	142.4
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Veolia Environnement

Consolidated financial statements 12/31/2011

Movements in inventories during 2009 are as follows:

Inventories (€ million)	As of December 31, 2008	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2009
Raw materials and supplies	626.4	5.3	-	-	(6.6)	5.4	(12.5)	(6.4)	611.6
Work-in-progress	329.3	1.4	-	-	(0.4)	(1.8)	(42.7)	1.3	287.1
Other inventories (1)	139.4	(1.2)	-	-	3.0	2.3	0.1	10.6	154.2
INVENTORIES AND WORK-IN-PROGRESS, GROSS	1,095.1	5.5	-	-	(4.0)	5.9	(55.1)	5.5	1,052.9
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(82.0)	-	(36.5)	42.6	0.4	(1.2)	1.6	0.2	(74.9)
INVENTORIES AND WORK-IN-PROGRESS, NET	1,013.1	5.5	(36.5)	42.6	(3.6)	4.7	(53.5)	5.7	978.0
(1) Including CO2 inventories.

Recap: Movements in operating receivables during 2009 are as follows:

Operating receivables (€ million)	As of December 31, 2008	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2009
Trade receivables	10,253.0	(381.5)	-	-	(199.6)	55.8	(56.9)	(32.5)	9,638.3
Impairment losses on trade receivables	(550.9)	-	(180.5)	112.2	11.3	(0.3)	9.5	38.4	(560.3)
Trade receivables, net (2)	9,702.1	(381.5)	(180.5)	112.2	(188.3)	55.5	(47.4)	5.9	9,078.0
Other current operating receivables	1,314.1	(63.3)	-	-	(12.0)	24.6	(15.2)	(70.2)	1,178.0
Impairment losses on other current operating receivables	(59.6)	-	(27.7)	13.7	0.0	(0.2)	-	(3.0)	(76.8)
Other operating receivables, net (2)	1,254.5	(63.3)	(27.7)	13.7	(12.0)	24.4	(15.2)	(73.2)	1,101.2
Other receivables (3)	663.4	86.0	-	-	(1.7)	8.2	(28.4)	0.9	728.4
Tax receivables	1,473.2	(55.2)	-	-	(17.8)	7.5	(16.6)	(57.4)	1,333.7
OPERATING RECEIVABLES, NET	13,093.2	(414.0)	(208.2)	125.9	(219.8)	95.6	(107.6)	(123.8)	12,241.3

(1)  Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.

(2)  Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.

(3)  Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in operating payables during 2009 are as follows:

Operating payables (€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2009
Trade payables (1)	5,634.5	(272.4)	(50.4)	35.2	(30.4)	(4.3)	5,312.2
Other operating payables (1)	5,112.2	1.9	(129.7)	47.3	(63.6)	(34.7)	4,933.4
Other liabilities (2)	1,255.6	90.8	(1.2)	6.8	(6.0)	(21.6)	1,324.4
Tax and employee-related liabilities	1,589.5	81.3	(46.6)	15.9	(74.7)	(58.5)	1,506.9
OPERATING PAYABLES	13,591.8	(98.4)	(227.9)	105.2	(174.7)	(119.1)	13,076.9
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Veolia Environnement

Consolidated financial statements 12/31/2011

15      CASH AND CASH EQUIVALENTS

Movements in cash and cash equivalents and bank overdrafts and other cash position items during 2011 are as follows:

(€ million)	As of December 31, 2010	Change in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Transfers to Assets/liabilities classified as held for sale	Other	As of December 31, 2011
Cash	1,429.9	(73.5)	(11.2)	-	5.3	(176.0)	(33.4)	1,141.1
Cash equivalents	3,976.9	584.0	(2.9)	-	(0.3)	(2.9)	28.0	4,582.8
CASH AND CASH EQUIVALENTS	5,406.8	510.5	(14.1)	-	5.0	(178.9)	(5.4)	5,723.9
Bank overdrafts and other cash position items	387.0	82.5	(1.0)	-	1.0	(29.3)	-	440.2
Net cash	5,019.8	428.0	(13.1)	-	4.0	(149.6)	(5.4)	5,283.7
(1) Fair value adjustments are recorded in financial income and expenses.

Transfers to Assets classified as held for sale mainly concern the net cash of the Veolia Transdev group classified as discontinued operation (-€136.7 million, see Note 4) and the net cash of Citelum (-€14.1 million) in the Energy Services division.

As of December 31, 2011, cash and cash equivalents total €5,723.9 million, compared to €5,406.8 million as of December 31, 2010. This heading includes cash balances “subject to restrictions” of €420 million as of December 31, 2011.

As of December 31, 2011, the Water division held cash of €561.2 million, the Environmental Services division held cash of €218.7 million, the Energy Services division held cash of €208.0 million, Veolia Environnement SA held cash of €79.1 million and certain subsidiaries (primarily insurance) held cash of €74.1 million.

Investment supports used by the Group include monetary UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) and monetary notes.

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 29.3.2 – Management of liquidity risk, presents a breakdown of investments by nature.

As of December 31, 2011, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,204.2 million, including monetary UCITS of €1,883.9 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €794.0 million, monetary notes of €219.1 million and term deposit accounts of €1,307.2 million. Cash equivalents are accounted for as assets at fair value through the Consolidated Income Statement. These instruments are held between 1 and 90 days.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in cash and cash equivalents during 2010 are as follows:

(€ million)	As of December 31, 2009	Change in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2010
Cash	1,310.4	(29.5)	86.6	-	66.1	(3.7)	1,429.9
Cash equivalents	4,304.0	(372.7)	5.6	(1.3)	20.7	20.6	3,976.9
CASH AND CASH EQUIVALENTS	5,614.4	(402.2)	92.2	(1.3)	86.8	16.9	5,406.8
Bank overdrafts and other cash position items	454.9	(86.0)	8.2		11.5	(1.6)	387.0
Net cash	5,159.5	(316.2)	84.0	(1.3)	75.3	18.5	5,019.8
(1) Fair value adjustments are recorded in financial income and expenses.

Changes in consolidation scope mainly concern acquisitions of companies previously held jointly with Suez Environnement (€43.2 million) and the acquisition of certain United Utilities Group businesses (€33.1 million) in the Water division.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

16      EQUITY

16.1   Share capital management objectives, policies and procedures

Veolia Environnement manages its share capital within the framework of a prudent and rigorous financial policy that seeks to ensure easy access to French and international capital markets, to enable investments in projects that create value and provide shareholders with a satisfactory remuneration, while maintaining a credit rating in excess of BBB.

This policy has led Veolia Environnement to define a debt coverage ratio: Net financial debt / (Operating cash flow before changes in working capital + principal payments on operating financial assets) of 3 by 2014 +/-5%.

Net financial debt is equal to gross borrowings (non-current borrowings, current borrowings, bank overdrafts and other cash position items), less cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

16.2   Equity attributable to owners of the Company

16.2.1   Share capital

The share capital is fully paid up.

Share capital increases

In 2009, Veolia Environnement performed a share capital increase of €322 million on the payment of scrip dividends. As decided by the Annual General Shareholders’ Meeting of May 7, 2009, the Group offered shareholders a choice of payment of the dividend in cash or shares. Shareholders elected for the payment of 58% of dividends in shares, leading to the creation of 20,111,683 shares, representing just over 4.25% of the share capital and 4.39% of voting rights.

In addition, in 2009, Veolia performed a share capital increase (including additional-paid-in capital) reserved for employees (Group employee savings plan) of €19.4 million (excluding issuance costs). No discount was granted on the subscription price.

Finally, Veolia Environnement performed a share capital increase of €0.7 million following the exercise of share options.

In 2010, Veolia Environnement performed a share capital increase of €79 million on the payment of scrip dividends. As decided by the Annual General Shareholders’ Meeting of May 7, 2010, the Group offered shareholders a choice of payment of the dividend in cash or shares. The option to receive payment of the dividend in shares led to the creation of 3,732,018 shares.

In addition, in 2010, Veolia performed a share capital increase (including additional-paid-in capital) reserved for members of Group employee savings plans of €30 million (excluding issuance costs).

In 2011, Veolia Environnement performed a share capital increase of €1.2 million following the exercise of share purchase and subscription options.

In addition, Veolia Environnement performed a share capital increase of €382.7 million (net of issuance costs) on the payment of scrip dividends. As decided by the Annual General Shareholders’ Meeting of May 17, 2011, the Group offered shareholders a choice of payment of the dividend in cash or shares. The option to receive payment of the dividend in shares led to the creation of 20,462,396 shares.

Veolia Environnement

Consolidated financial statements 12/31/2011

Number of shares outstanding and par value

The number of shares outstanding is 493,630,374 as of December 31, 2009, 499,126,367 as of December 31, 2010 and 519,652,960 as of December 31, 2011 (including treasury shares). The par value of each share is €5.

Authorized but unissued shares

The Veolia Environnement combined general shareholders’ meeting grants two types of share issuance authorizations to the Board of Directors: (i) authorizations for the issuance of new shares, which are collectively limited to 70% of the number of shares outstanding on the date of the general shareholders’ meeting; and (ii) authorizations for the preferential issuance of warrants, which is limited to 25% of the number of shares outstanding on the date of the decision to issue and which may only be used in the context of an outstanding tender offer on the Company’s shares. The first category of authorizations yields an exact number of authorized but unissued shares, whereas the number of shares authorized but unissued under the second category of authorizations will depend on the number of shares already outstanding on the date of the decision. Both types of authorizations, with the same limitations on issuance, i.e. 70% and 25%, were approved by the combined general shareholders’ meetings in 2009 and 2010.

Fiscal years 2009, 2010 and 2011

For 2009, authorized but unissued shares under the first category amounted to 330,803,666 shares on the basis of 472,576,666 shares outstanding on May 7, 2009, the date of the general shareholders’ meeting voting the authorizations.

As of December 31, 2009, 21,022,697 shares had been issued from among the 330,803,666 above-mentioned authorized shares.

For 2010, authorized but unissued shares under the first category amounted to 345,541,261 shares on the basis of 493,630,374 shares outstanding on May 7, 2010, the date of the general shareholders’ meeting voting the authorizations.

As of December 31, 2010, 5,424,880 shares had been issued from among the 345,541,261 above-mentioned authorized shares.

For 2011, authorized but unissued shares under the first category amounted to 349,388,456 shares on the basis of 499,126,367 shares outstanding on May 17, 2011, the date of the combined general shareholders’ meeting.

As of December 31, 2011, 20,462,396 shares had been issued from among the 349,388,456 above-mentioned authorized shares.

16.2.2   Offset of treasury shares against equity

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

In 2011, Veolia Environnement transferred 100,976 shares in part payment of the scrip dividend. As of December 31, 2010, the Group held 14,237,927 of its own shares.

Veolia Environnement

Consolidated financial statements 12/31/2011

16.2.3   Share purchase and subscription options

In accordance with IFRS 2, an expense of €10.9 million in 2009, €4.0 million in 2010 million and €1.8 million in 2011 was recognized in respect of share option plans granted to employees.

16.2.4   Appropriation of net income and dividend distribution

A dividend of €586.8 million was distributed by Veolia Environnement SA in 2011. 2010 net income attributable to owners of the Company of €581.1 million was appropriated to the distribution of this dividend, with the balance allocated to reserves.

16.2.5   Foreign exchange translation reserves

Accumulated foreign exchange translation reserves as of January 1, 2009 are negative in the amount of €432.9 million (Group share), including -€51.8 million related to the U.S. dollar, -€385.9 million related to the pound sterling, +€74 million related to the Czech crown and +110.1 million related to the Chinese renminbi yuan.

In 2009, translation gains of €88.5 million (Group share) concerned the U.S. dollar in the amount of -€57.5 million, the pound sterling in the amount of +€65.8 million, the Chinese renminbi yuan in the amount of -€85.0 million and the Australian dollar in the amount of +€60.0 million.

Accumulated foreign exchange translation reserves as of December 31, 2009 are negative in the amount of €344.4 million (Group share), including -€109.3 million related to the U.S. dollar, -€320.1 million related to the pound sterling, +€81.6 million related to the Czech crown and +€25.1 million related to the Chinese renminbi yuan.

Accumulated foreign exchange translation reserves total +€23.8 million as of December 31, 2010 (Group share).

The increase in foreign exchange translation reserves primarily reflects the appreciation of the Chinese renminbi yuan, the U.S. dollar and the Australian dollar against the euro in 2010. Movements in foreign exchange translation reserves are nonetheless significantly limited by the Group policy of securing borrowings in the local currency.

Accumulated foreign exchange translation reserves total +€34.9 million as of December 31, 2011 (Group share).

The increase in foreign exchange translation reserves primarily reflects the appreciation of the Chinese renminbi yuan (+€124.2 million, Group share), U.S. dollar (+€33.7 million, Group share) and pound sterling (+€37.3 million, Group share) against the euro in 2011. Movements in foreign exchange translation reserves are nonetheless significantly limited by the Group policy of securing borrowings in the local currency.

Veolia Environnement

Consolidated financial statements 12/31/2011

Movements in foreign exchange translation reserves (attributable to owners of the Company and to non-controlling interests)

(€ million)	Total	o/w Attributable to owners of the Company
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(259.8)	(297.2)
Translation differences on net foreign investments	(46.6)	(47.2)
As of December 31, 2009	(306.4)	(344.4)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	327.2	180.8
Translation differences on net foreign investments	(159.2)	(157.0)
As of December 31, 2010	168.0	23.8
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	79.1	102.3
Translation differences on net foreign investments	(86.5)	(91.2)
Movements in 2011	(7.4)	11.1
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	406.3	283.1
Translation differences on net foreign investments	(245.7)	(248.2)
As of December 31, 2011	160.6	34.9

Amounts released from Foreign exchange translation reserves to the Consolidated Income Statement totaled €34.2 million and mainly concerned the Transportation business (see Note 4).

Breakdown by currency of Foreign exchange translation reserves attributable to owners of the Company

(€ million)	As of December 31, 2009	As of December 31, 2010	Movement	As of December 31, 2011
Chinese renminbi yuan	25.1	143.2	124.2	267.4
Czech Crown	81.6	95.8	(22.9)	72.9
Australian dollar	14.5	81.0	(7.3)	73.7
U.S. Dollar	(109.3)	26.6	33.7	60.3
Canadian dollar	4.6	16.4	(6.7)	9.7
Slovakian crown	19.3	16.4	-	16.4
Swiss franc	1.5	8.6	1.7	10.3
Swedish crown	12.8	7.2	(6.8)	0.4
Norwegian crown	(1.8)	5.6	(5.4)	0.2
Pound Sterling	(320.1)	(284.1)	37.3	(246.8)
Hong Kong dollar	(5.7)	(46.2)	(21.4)	(67.6)
Polish zloty	(8.7)	(21.7)	(8.5)	(30.2)
Romanian leu	(12.4)	(13.5)	(2.1)	(15.6)
Korean won	(27.4)	(12.0)	4.8	(7.2)
Mexican peso	(7.8)	(9.2)	(2.7)	(11.9)
Hungarian florint	(4.8)	(7.8)	(14.1)	(21.9)
Other currencies	(5.8)	(17.5)	(92.7)	(75.2)
TOTAL	(344.4)	23.8	11.1	34.9

The decrease in the “Other currencies” line includes €85 million in respect of the tax consequences of the review of the forecast tax schedule for the France tax group (see Note 13).

Veolia Environnement

Consolidated financial statements 12/31/2011

16.2.6   Fair value reserves

Fair value reserves attributable to owners of the Company total -€43.5 million as of December 31, 2009, -€34.2 million as of December 31, 2010 and -€66.7 million as of December 31, 2011 and break down as follows:

(€ million)	Available- for-sale securities	Commodity derivatives hedging cash flows	Foreign currency derivatives hedging cash flows	Interest rate derivatives hedging cash flows	Total	o/w Attributable to owners of the Company
As of December 31, 2009	12.0	(9.5)	4.1	(57.3)	(50.7)	(43.5)
Fair value adjustments	5.1	10.1	1.7	7.7	24.6	19.1
Other movements	(7.0)	(0.1)		(2.0)	(9.1)	(9.8)
As of December 31, 2010	10.1	0.5	5.8	(51.6)	(35.2)	(34.2)
Fair value adjustments	(1.9)	(2.0)	(1.5)	(33.8)	(39.2)	(34.2)
Other movements	0.6	3.0	(1.2)	0.7	3.1	1.7
As of December 31, 2011	8.8	1.5	3.1	(84.7)	(71.3)	(66.7)
Amounts are presented net of tax.

No material amounts were released to the Consolidated Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

16.3   Non-controlling interests

A breakdown of the movement in non-controlling interests is presented in the Statement of Changes in Equity.

The decrease in non-controlling interests in 2011 is mainly due to the dividend distribution for -€343.9 million, offset by net income for the year of €173.2 million and transactions between shareholders for €54.1 million.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

17      NON-CURRENT AND CURRENT PROVISIONS

In accordance with IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Changes in discount rates applied to “Provisions for closure and post-closure costs” (waste storage facilities), which make up the majority of non-current provisions, are as follows:

Changes in discount rates

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Euro
2 to 5 years	3.28%	3.66%	2.49%
6 to 10 years	4.59%	4.67%	4.14%
More than 10 years	5.67%	5.65%	5.59%
U.S. Dollar
2 to 5 years	2.72%	3.56%	2.24%
6 to 10 years	4.35%	4.75%	4.67%
More than 10 years	5.74%	5.95%	5.92%
Pound Sterling
2 to 5 years	3.76%	4.32%	2.26%
6 to 10 years	5.04%	5.21%	4.43%
More than 10 years	5.84%	5.86%	5.68%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Veolia Environnement

Consolidated financial statements 12/31/2011

Movements in non-current provisions during 2011 are as follows:

(€ million)	As of December 31, 2010	Addition/ Charge	Repayment/ Utilization	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2011
Tax litigation	109.6	14.9	-	(6.5)	-	0.1	1.4	(0.2)	(32.6)	(0.3)	86.4
Employee litigation	9.8	3.1	-	(1.0)	-	-	(1.8)	(0.0)	(0.5)	(5.5)	4.1
Other litigation	114.6	16.4	-	(12.4)	-	0.6	(0.6)	0.4	(55.0)	(16.5)	47.5
Contractual commitments	180.9	179.7	(177.4)	(1.8)	-	1.4	3.1	0.2	-	92.9	279.0
Provisions for work-in-progress and losses to completion on long-term contracts	205.8	16.2	-	(11.2)	-	4.6	(57.1)	1.1	(25.1)	3.7	138.0
Closure and post-closure costs	615.5	3.5	-	(3.7)	-	65.8	(24.5)	4.7	(62.0)	3.7	603.0
Restructuring provisions	1.2	0.5	-	(0.0)	-	(0.0)	0.8	(0.0)	(1.3)	(0.6)	0.6
Self-insurance provisions	116.8	34.9	-	(12.4)	-	1.8	(9.4)	0.6	(17.6)	(16.0)	98.7
Other provisions	78.9	35.0	-	(3.7)	-	1.5	(10.1)	(0.3)	(11.9)	(21.6)	67.8
Non-current provisions excl pensions and other employee benefits	1,433.1	304.2	(177.4)	(52.7)	-	75.8	(98.2)	6.5	(206.0)	39.8	1,325.1
Provisions for pensions and other employee benefits	880.8	103.0	(120.9)	(28.2)	33.8	22.1	(54.7)	3.3	-	(87.2)	752.0
NON-CURRENT PROVISIONS	2,313.9	407.2	(298.3)	(80.9)	33.8	97.9	(152.9)	9.8	(206.0)	(47.4)	2,077.1
Changes in consolidation scope mainly concern the Veolia Transdev joint venture (-€122.5 million, see Note 4) and the divestiture of solid waste activities in Belgium in the Environmental Services division (-€30.5 million).

Other movements mainly concern the transfer to “Liabilities classified as held for sale” of provisions of the Veolia Transdev group as part of the reclassification of this joint venture as discontinued operations (-€146.4 million, including €91.7 million in respect of provisions for pensions and other employee benefits) and the impact of the interruption of the divestiture process for Water division activities in Gabon (+€95.2 million, including €10.3 million in respect of provisions for pensions and other employee benefits).

Veolia Environnement

Consolidated financial statements 12/31/2011

Movements in current provisions during 2011 are as follows:

(€ million)	As of December 31, 2010	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2011
Tax litigation	47.1	43.5	(46.1)	(3.4)	(2.8)	(0.4)	32.6	2.5	73.0
Employee litigation	25.6	16.0	(10.3)	(2.2)	(5.0)	(0.1)	0.5	(3.9)	20.6
Other litigation	127.5	36.5	(59.6)	(34.1)	3.4	0.2	55.0	(35.1)	93.8
Provisions for work-in-progress and losses to completion on long-term contracts	89.7	18.1	(74.1)	(4.1)	(10.8)	(0.4)	27.6	(12.0)	34.0
Closure and post-closure costs	99.7	5.9	(49.2)	(29.0)	1.0	(0.1)	62.0	(3.1)	87.2
Restructuring provisions	13.9	22.0	(9.4)	(4.3)	(0.4)	(0.6)	1.3	(1.7)	20.8
Self-insurance provisions	101.4	89.1	(88.4)	(9.1)	(13.5)	1.0	17.6	(11.7)	86.4
Other provisions	185.0	111.4	(94.0)	(18.9)	(17.7)	(0.1)	9.3	14.0	189.0
CURRENT PROVISIONS	689.9	342.5	(431.1)	(105.1)	(45.8)	(0.5)	205.9	(51.0)	604.8

Changes in consolidation scope mainly concern the Veolia Transdev joint venture (-€32.8 million, see Note 4).

Other movements mainly concern the transfer to “Liabilities directly associated with assets classified as held for sale” of provisions of the Veolia Transdev group as part of the reclassification of this joint venture in discontinued operations (-€43.1 million, see Note 4) and the impact of the interruption of the divestiture process for Water division activities in Gabon (+€11.7 million).

Movements in current and non-current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation (taxation, employee or other) arising in the normal course of Veolia Environnement’s business operations.

Provisions for litigation total €325.4 million as of December 31, 2011, compared to €434.2 million as of December 31, 2010.

The Water, Energy Services and Environmental Services divisions account for €162.5 million, €58.1 million, €58.0 of these provisions respectively as of December 31, 2011.

Contractual commitments

As part of its obligations under public services contracts, Veolia Environnement generally has contractual obligations for the maintenance and repair of the installations it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions total €279.0 million and primarily relate to the Water and Energy Services divisions in the amount of €173.7 million and €105.3 million, respectively.

Veolia Environnement

Consolidated financial statements 12/31/2011

Provisions for work-in-progress and losses to completion on long-term contracts

These provisions mainly concern the Water division in the amount of €60.0 million and the Environmental Services division in the amount of €102.6 million.

Closure and post-closure costs

This provision encompasses the legal and contractual obligations of the Group on the completion of operating activities at a site (primarily site rehabilitation provisions) and, more generally, expenditure associated with environmental protection as defined in the ethics charter of each entity (provision for environmental risks).

These provisions total €690.2 million and primarily concern the Environmental Services division in the amount of €617.6 million in 2011, compared to €636.8 million in 2010 and €610.6 million in 2009 and the Energy Services division in the amount of €60.1 million in 2011, compared to €64.4 million in 2010 and €58.8 million in 2009.

The decrease in these provisions is mainly due to changes in interest rates and the unwinding of the discount in the Environmental Services division in the amount of €65.6 million.

By nature of obligation, these provisions concern:

•

Provisions for site rehabilitation which cover obligations relating to closure and post-closure costs at waste disposal facilities operated by the Group and for which it is responsible. These provisions primarily concern the Environmental Services division. Forecast site restoration costs are provided pro rata to waste tonnage deposited over the authorized duration of the sites and total €626.2 million at the end of 2011, including €583.9 million in respect of the Environmental Services division compared to €590.6 million at the end of 2010 and €567.2 million at the end of 2009;

•

Provisions for environmental risks in the amount of €43.1 million compared to €41.9 million in 2010 and €48.2 million in 2009;

•

Provision for plant dismantling, essentially in the Water, Energy Services and Environmental Services divisions in the amount of €20.9 million in 2011, compared to €30.2 million in 2010 and €15.5 million in 2009.

Self-insurance provisions

As of December 31, 2011, self-insurance provisions total €185.1 million and were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €98.4 million, the Energy Services division in the amount of €43.2 million and the Environmental Services division in the amount of €28.6 million.

Other provisions

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries.

Veolia Environnement

Consolidated financial statements 12/31/2011

Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2011 total €752.0 million, and include provisions for pensions and other post-employment benefits of €618.5 million (governed by IAS 19 and detailed in Note 31, Employee benefit obligation) and provisions for other long-term benefits of €133.5 million.

Recap: Movements in non-current provisions during 2010 are as follows:

(€ million)	As of December 31, 2009	Addition/ Charge	Repayment/ Utilization	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Tax litigation	123.3	60.8		(8.1)	-	0.9	0.5	0.1	(67.4)	(0.5)	109.6
Employee litigation	10.7	3.2	-	(2.7)	-	-	-	-	(1.5)	0.1	9.8
Other litigation	97.9	34.6	-	(6.7)	-	1.3	0.1	1.2	(20.2)	6.4	114.6
Contractual commitments	267.7	165.2	(161.2)	(0.7)	-	1.0	2.3	0.1	-	(93.5)	180.9
Provisions for work-in-progress and losses to completion on long-term contracts	215.2	59.7	-	(2.0)	-	6.7	-	1.1	(68.8)	(6.1)	205.8
Closure and post-closure costs	607.9	4.6	-	(18.2)	-	47.2	(4.7)	17.1	(43.4)	5.0	615.5
Restructuring provisions	0.8	0.7	-	(0.1)	-	-	-	-	(0.2)	-	1.2
Self-insurance provisions	112.7	23.2	-	(7.8)	-	2.3	(0.1)	1.9	(19.4)	4.0	116.8
Other provisions	76.9	24.6	-	(10.3)	-	1.3	3.9	2.8	(9.7)	(10.6)	78.9
Non-current provisions excl pensions and other employee benefits	1,513.1	376.6	(161.2)	(56.6)	-	60.7	2.0	24.3	(230.6)	(95.2)	1,433.1
Provisions for pensions and other employee benefits	778.0	87.9	(102.3)	(11.8)	69.4	33.7	3.2	23.3	-	(0.6)	880.8
NON-CURRENT PROVISIONS	2,291.1	464.5	(263.5)	(68.4)	69.4	94.4	5.2	47.6	(230.6)	(95.8)	2,313.9

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Movements in current provisions during 2010 are as follows:

(€ million)	As of December 31, 2009	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Tax litigation	44.2	17.6	(75.3)	(7.3)	2.6	0.7	67.4	(2.8)	47.1
Employee litigation	24.5	12.3	(11.3)	(2.6)	0.1	0.1	1.5	1.0	25.6
Other litigation	116.8	64.1	(60.6)	(23.7)	(1.5)	2.1	20.2	10.1	127.5
Provisions for work-in-progress and losses to completion on long-term contracts	148.4	23.6	(81.0)	(14.3)	0.6	1.1	68.7	(57.4)	89.7
Closure and post-closure costs	78.4	25.8	(34.8)	(8.1)	(3.1)	2.9	43.4	(4.8)	99.7
Restructuring provisions	8.9	10.1	(3.9)	(1.4)	-	0.7	0.2	(0.7)	13.9
Self-insurance provisions	135.1	99.1	(110.4)	(8.3)	-	5.0	19.4	(38.5)	101.4
Other provisions	192.9	93.2	(67.1)	(20.3)	16.5	2.8	9.8	(42.8)	185.0
CURRENT PROVISIONS	749.2	345.8	(444.4)	(86.0)	15.2	15.4	230.6	(135.9)	689.9

Veolia Environnement

Consolidated financial statements 12/31/2011

18      NON-CURRENT AND CURRENT BORROWINGS

(€ million)	As of December 31,
	Non-current			Current			TOTAL
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Bond issues	13,076.2	13,625.7	13,264.5	690.8	17.1	36.9	13,767.0	13,642.8	13,301.4
• maturing in < 1 year	-	-	-	690.8	17.1	36.9	690.8	17.1	36.9
• maturing in 2-3 years	2,400.9	2,004.5	1,045.2	-	-	-	2,400.9	2,004.5	1,045.2
• maturing in 4-5 years	2,127.1	2,382.0	2,951.7	-	-	-	2,127.1	2,382.0	2,951.7
• maturing in > 5 years	8,548.2	9,239.2	9,267.6	-	-	-	8,548.2	9,239.2	9,267.6
Other borrowings	3,630.5	4,270.4	4,382.8	3,251.5	2,810.0	2,946.2	6,882.0	7,080.4	7,329.0
• maturing in < 1 year	-	-	-	3,251.5	2,810.0	2,946.2	3,251.5	2,810.0	2,946.2
• maturing in 2-3 years	1,050.2	1,429.8	1,511.1	-	-	-	1,050.2	1,429.8	1,511.1
• maturing in 4-5 years	493.4	572.2	779.7	-	-	-	493.4	572.2	779.7
• maturing in > 5 years	2,086.9	2,268.4	2,092.0	-	-	-	2,086.9	2,268.4	2,092.0
TOTAL NON-CURRENT AND CURRENT BORROWINGS	16,706.7	17,896.1	17,647.3	3,942.3	2,827.1	2,983.1	20,649.0	20,723.2	20,630.4

18.1   Movements in non-current and current bond issues

Movements in non-current and current bond issues during 2011 are as follows:

(€ million)	As of December 31, 2010	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2011
Non-current bonds	13,625.7	124.5	(194.6)	0.0	150.6	63.5	(693.5)	-	13,076.2
Current bonds	17.1	-	(20.5)	1.1	-	0.6	693.5	(1.0)	690.8
TOTAL BONDS	13,642.8	124.5	(215.1)	1.1	150.6	64.1	0.0	(1.0)	13,767.0
(1) Fair value adjustments are recorded in financial income and expenses.

Non-current borrowings are recorded as financial liabilities at amortized cost for accounting purposes. Hedging transactions were entered into in respect of certain fixed-rate borrowings. Fair value hedge accounting was applied to these transactions.

Repayments mainly consist of the buyback of bond lines for a euro-equivalent of €189 million.

Non-current/current reclassifications concern the bond line maturing in February 2012 in the amount of €671.9 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

Non-current bonds break down by maturity as follows:

(€ million)	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	Maturing in
				2 to 3 years	4 to 5 years	> 5 years
Publicly offered or traded issuances (a)	12,511.8	12,836.0	12,264.2	2,194.7	1,994.5	8,075.0
European market (i)	11,206.7	11,403.0	10,940.1	1,800.0	1,994.5	7,145.6
U.S. market (ii)	1,305.1	1,433.0	1,324.1	394.7	0.0	929.4
Private placements (b)	299.1	324.9	338.8	154.7	104.5	79.6
Three Valleys bond issue (c)	221.2	228.4	235.5	-	-	235.5
Stirling Water Seafield Finance bond issue (d)	90.7	90.2	89.2	8.2	9.4	71.6
Other amounts < €50 million in 2011	141.7	146.2	148.5	43.3	18.7	86.5
BOND ISSUES	13,264.5	13,625.7	13,076.2	2,400.9	2,127.1	8,548.2

(a)  Publicly offered or traded issuances.

(i)   European market: As of December 31, 2011, an amount of €11,612.1 million is recorded in the Consolidated Statement of Financial Position in respect of bonds issued under the European Medium Term Notes (EMTN) Program, including €10,940.1 million maturing in more than one year. The impact of the fair value measurement of hedged interest rate risk is €506.3 million at the year-end.

During the last quarter of 2011, Veolia Environnement bought back in a number of transactions €56 million of the bond line maturing in May 2013 and paying a coupon of 4.875%, reducing nominal outstandings to €500 million.

(ii)  U.S. market: As of December 31, 2011, nominal outstandings on the bond issues performed in the United States on May 27, 2008 total €1,228.9 million (euro equivalent) and the amount in the Consolidated Statement of Financial Position is €1,324.1 million (including fair value adjustments of €32.9 million).

These fixed-rate bond issues total USD 1.6 billion and comprise three tranches:

•     Tranche 1, maturing June 3, 2013, of USD 490 million, bearing fixed-rate interest of 5.25%; USD 210 million was bought back over the course of the fourth quarter of 2011;

•     Tranche 2, maturing June 1, 2018, of USD 700 million, bearing fixed-rate interest of 6%;

•     Tranche 3, maturing June 1, 2038, of USD 400 million, bearing fixed-rate interest of 6.75%.

(b)  Private placements: As of December 31, 2011, the euro-equivalent amount in the Consolidated Statement of Financial Position of private placements performed in the United States in 2003 (USPP) is €338.8 million (including fair value adjustments of €21.9 million). These bonds issues comprise five tranches:

•     Tranches A, B and C, maturing January 30, 2013 of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and USD  147 million (fixed-rate interest of 5.78%) respectively;

•     Tranche D, maturing January 30, 2015, of USD 125 million, bearing fixed-rate interest of 6.02%;

•     Tranche E, maturing January 30, 2018, of USD 85 million, bearing fixed-rate interest of 6.31%.

(c)  VW Central (formerly Three Valleys) bond issue: The £200 million bond issue performed by VW Central in the U.K. (Water division) in July 2004, bearing interest of 5.875%, is recognized as of December 31, 2011, at amortized cost for a euro equivalent of €235.5 million. This bond matures on July 13, 2026.

(d)  Stirling Water Seafield Finance bond issue: The outstanding balance as of December 31, 2011 on the amortizable bond issue performed in 1999 by Stirling Water Seafield Finance (Veolia Water UK subsidiary, Water division), is £81.9 million. This bond issue is recognized at amortized cost for a euro equivalent of €89.2 million as of December 31, 2011 (non-current portion). This bond matures on September 26, 2026.

Veolia Environnement

Consolidated financial statements 12/31/2011

Breakdown of non-current bond issues by component:

Transaction (all amounts are in € million)	Final maturity	Currency	Nominal	Interest rate	Net carrying amount
Series 10	05/28/2013	EUR	500	4.875%	521
Series 11	05/28/2018	EUR	750	5.375%	837
Series 12	11/25/2033	EUR	700	6.125%	695
Series 14	06/30/2015	USD	39	4.690%	43
Series 15	06/17/2015	EUR	875	1.75% (indexed to European inflation)	987
Series 17	02/12/2016	EUR	900	4.000%	965
Series 18	12/11/2020	EUR	600	4.375%	665
Series 21	01/16/2017	EUR	1,140	4.375%	1,249
Series 23	05/24/2022	EUR	1,000	5.125%	1,069
Series 24	10/29/2037	GBP	778	6.125%	803
Series 25	04/24/2014	EUR	1,250	5.250%	1,279
Series 26	04/24/2019	EUR	750	6.750%	791
Series 27	06/29/2017	EUR	250	5.700%	261
Series 28 (PEO)	01/06/2021	EUR	834	4.247%	775
Total bond issues (EMTN)	n/a	n/a	10,366	n/a	10,940
USD Series Tranche 1	06/03/2013	USD	379	5.250%	395
USD Series Tranche 2	06/01/2018	USD	541	6.000%	591
USD Series Tranche 3	06/01/2038	USD	309	6.750%	338
Total publicly offered or traded issuances in USD	n/a	n/a	1,229		1,324
USPP EUR 2013	01/30/2013	EUR	33	5.840%	32
USPP GBP 2013	01/30/2013	GBP	8	6.220%	8
USPP USD 2013	01/30/2013	USD	114	5.780%	114
USPP USD 2015	01/30/2015	USD	97	6.020%	104
USPP USD 2018	01/30/2018	USD	66	6.310%	81
Total U.S. private placements	n/a	n/a	318	n/a	339
VW Central (formerly Three Valleys) bond issue	07/13/2026	GBP	239	5.875%	235
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	98	5.822%	89
Total principle bond issues	n/a	n/a	12,250	n/a	12,927
Total other bond issues	n/a	n/a		n/a	149
TOTAL NON-CURRENT BOND ISSUES	n/a	n/a		n/a	13,076

Recap: Movements in non-current and current bond issues during 2010 are as follows:

(€ million)	As of December 31, 2009	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Non-current bonds	13,264.5	52.4	(1.7)	-	174.5	159.1	(23.9)	0.8	13,625.7
Current bonds	36.9	-	(41.3)	-	-	(3.1)	23.9	0.7	17.1
TOTAL BONDS	13,301.4	52.4	(43.0)	-	174.5	156.0	-	1.5	13,642.8
(1) Fair value adjustments are recorded in financial income and expenses.

Veolia Environnement

Consolidated financial statements 12/31/2011

18.2   Movements in other borrowings

(€ million)	As of December 31, 2010	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2011
Other non-current borrowings	4,270.4	666.2	(120.4)	51.4	1.6	18.4	(1,079.6)	(206.1)	28.6	3,630.5
Other current borrowings	2,810.0	385.2	(881.7)	50.4	7.0	21.1	1,079.6	(165.4)	(54.7)	3,251.5
OTHER BORROWINGS	7,080.4	1,051.4	(1,002.1)	101.8	8.6	39.5	-	(371.5)	(26.1)	6,882.0
(1) Fair value adjustments are recorded in financial income and expenses.

The decrease in other non-current borrowings in 2011 breaks down as follows:

Increases and repayments mainly concern draw-downs on project debt and on the Polish zloty syndicated loan facility.

Changes in consolidation scope mainly concern the Veolia Transdev combination (+€64.2 million, see Note 4).

Non-current/current reclassifications primarily reflect the impact of the refinancing of the syndicated loan facilities maturing April 2012 and April 2011 in the amount of €345 million (see Note 3).

Transfers to liabilities classified as held for sale mainly concern the transfer to Liabilities directly associated with assets classified as held for sale of the other borrowings of the Veolia Transdev group classified as discontinued operation (-€206.9 million, see Note 4).

Veolia Environnement

Consolidated financial statements 12/31/2011

Breakdown of other non-current borrowings by main component:

(€ million)	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	Maturing in
				2 to 3 years	4 to 5 years	> 5 years
BWB and SPE debts (a)	1,344.7	1,334.9	1,325.8	228.9	117.6	979.3
Finance lease obligations (b)	650.4	571.1	434.5	135.6	78.6	220.3
Multi-currency syndicated loan facility (c)	305.4	345.5	307.3	307.3	-	-
Delfluent (d)	108.4	-	-	-	-	-
Shenzhen (e)	99.1	107.8	112.6	11.6	16.7	84.3
Non-controlling interest put options (Note 1.14.5) (f)	95.2	18.1	34.8	28.3	6.5	-
VSA Tecnitalia (g)	94.5	76.8	-	-	-	-
Redal (h)	92.7	90.4	82.3	19.3	22.9	40.1
Cogevolt (i)	91.0	34.7	-	-	-	-
Syndicated loan facility in CZK (j)	75.4	59.9	-	-	-	-
Glen Water Holding Ltd.(k)	75.8	77.5	78.4	4.9	6.0	67.5
VID (l)	67.1	78.9	73.8	7.5	10.0	56.3
Other amounts < €70 million	1,283.1	1,474.9	1,181.0	306.8	235.1	639.1
OTHER NON-CURRENT BORROWINGS	4,382.8	4,270.4	3,630.5	1,050.2	493.4	2,086.9

(a)  BWB and SPE debts: The Berliner Wasser Betriebe (“BWB” in Water division) non-current borrowing, proportionately consolidated in the amount of 50%, breaks down as follows:

•     The debt borne by the operating companies of €1,116.1 million as of December 31, 2011, compared to €1,102.9 million as of December 31, 2010 and €1,088.6 million as of December 31, 2009.

•     Special purpose entity (SPE) debts of €209.7 million as of December 31, 2011, compared to €232.0 million as of December 31, 2010 and €256.1 million as of December 31, 2009.

(b)  Finance lease obligations: As of December 2011, finance lease obligations fall due between 2012 and 2031. Interest rates are fixed or floating (indexed to EONIA, euro T4M and euro TAM or their equivalent for financing in other currencies).

(c)  Multi-currency syndicated loan facility: This €4 billion multi-currency syndicated loan facility maturing in 2012 was refinanced early in April 2011 by two syndicated loan facilities: a 5-year €2.5 billion multi-currency loan facility and a 3-year €500 million loan facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. Both facilities include two one-year extension options. As of December 31, 2011, the Polish zloty syndicated loan facility was drawn in the amount of PLN 1,370 billion (euro equivalent of €307.3 million).

(d)  Delfluent: As of December 31, 2010, after the sale of a 29% stake, Delfluent is no longer proportionately consolidated but equity accounted.

(e)  Shenzhen: This financing, which concerns the comprehensive water management contract for the town of Shenzhen, is carried by Beijing Capital VW Invest. Co proportionately consolidated (50%), in the amount of €112.6 million (euro equivalent) as of December 31, 2011. This Chinese renminbi yuan redeemable loan matures in June 2022 and bears interest to December 2012 at a fixed-rate of 7.05%, now revisable each year.

(f)   The increase in non-controlling interest put options reflects the new commitment granted by the Group on the acquisition of SPEC (see Note 32).

(g)  VSA Tecnitalia: this borrowing was transferred to current borrowings.

(h)  Redal: This non-recourse debt carried by Redal, Morocco (Water division), was fully consolidated in 2008 and is now proportionately consolidated in the amount of 52%. It matures on December 31, 2022 and amounts to €82.3 million as of December 31, 2011.

(i)   Cogevolt: This securitization of future receivables was organized to finance cogeneration installations in the Energy Services division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012 and was therefore transferred to current borrowings as of December 31, 2011. The average fixed rate of interest payable on this debt is 5.24%.

(j)   Syndicated loan facility in CZK: This CZK 12 billion syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated loan facility negotiated in November 2003. It includes a CZK 8 billion tranche which matured on July 29, 2010 and a CZK 4 billion redeemable tranche maturing July 27, 2012. As of December 31, 2011, this syndicated loan facility amounts to CZK1 billion, or a euro equivalent of €38.8 million and was transferred to current borrowings.

(k)  Glen Water: debt carried by Glen Water Holding Ltd proportionately consolidated in the amount of 50%. It matures in December 2030, bears interest at a rate of 6.047% and amounts to €78.4 million as of December 31, 2011.

(l)   VID: financing carried by V.I.D. Desalination Company Ltd in respect of the Ashkelon project, proportionately consolidated in the amount of 50%. This amortizable loan bears interest at a rate of 7.75%, matures in 2026 and amounts to €73.8 million as of December 31, 2011.

Veolia Environnement

Consolidated financial statements 12/31/2011

Current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Other current borrowings total €3,251.5 million as of December 31, 2011 compared to €2,810.0 million as of December 31, 2010 and €2,946.2 million as of December 31, 2009.

The increase in current borrowings in 2011 mainly concerns the debt of €228 million owed to Caisse des Dépôts et Consignations in respect of Veolia-Transdev cash surpluses invested in VE SA.

Changes in consolidation scope mainly concern the Veolia Transdev combination (+€150.0 million, see Note 4), the divestiture of Transportation activities in Norway (-€28.5 million), the divestiture of activities in Germany (-€31.9 million) and of Digismart (-€24.6 million) in the Energy Services division, the divestiture of activities in Norway in the Environmental Services division (-€90.7 million) and the debt relating to the acquisition of 6.9% of Voda (€79.3 million).

Transfers to liabilities classified as held for sale mainly concern the transfer to Liabilities directly associated with assets classified as held for sale of other borrowings of the Veolia Transdev group classified as discontinued operation (-€134.3 million, see Note 4)and those of the Marine Services activities (-€46.0 million) in the Environmental Services division.

As of December 31, 2011, current borrowings mainly concern:

•

Veolia Environnement SA for €2,189.4 million (including bond issues for €671.9 million, treasury notes of €499.8 million, securitization program debts of €391.3 million and accrued interest on debt of €346.7 million);

•

the Water division for €785.8 million (including the company carrying the Berlin contract for €139.5 million and the Tianjin debt for €123.2 million);

•

the Environmental Services division for €472.3 million;

•

the Energy Services division for €411.3 million (including the current portion of Cogevolt financing of €34.7 million).

The current portion of Group finance lease obligations is €88.7 million as of December 31, 2011, compared to €112.4 million as of December 31, 2010 and €117.4 million as of December 31, 2009.

Recap: Movements in other borrowings during 2010 are as follows:

(€ million)	As of December 31, 2009	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2010
Other non-current borrowings	4,382.8	514.2	(147.0)	(43.1)	(5.1)	103.1	(550.5)	16.0	4,270.4
Other current borrowings	2,946.2	-	(909.8)	(25.3)	7.9	241.4	550.5	(0.9)	2,810.0
OTHER BORROWINGS	7,329.0	514.2	(1,056.8)	(68.4)	2.8	344.5	-	15.1	7,080.4

Veolia Environnement

Consolidated financial statements 12/31/2011

18.3   Breakdown of non-current and current borrowings by currency

Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Chinese renminbi yuan and Polish zloty.

Borrowings break down by original currency (before currency swaps) as follows:

(€ million)	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
Euro	15,444.3	15,385.1	15,420.7
U.S. Dollar	1,902.9	2,142.9	1,996.2
Pound Sterling	1,282.7	1,328.0	1,353.6
Chinese renminbi yuan	496.7	632.9	726.7
Polish zloty	311.2	293.2	338.7
Moroccan dirham	166.4	193.4	158.7
Danish crown	146.5	159.4	196.0
Israeli shekel	109.1	129.3	144.0
Czech Crown	365.2	95.1	68.4
Korean won	38.4	33.1	26.8
Norwegian crown	21.3	19.3	0.0
Other	345.7	311.5	219.2
NON-CURRENT AND CURRENT BORROWINGS	20,630.4	20,723.2	20,649.0

18.4   Finance leases

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recognized as assets in the Consolidated Statement of Financial Position.

Assets financed by finance lease break down by category as follows:

(€ million)	Property, plant and equipment	Concession intangible assets	Operating financial assets	Total
As of December 31, 2011	258.4	114.9	220.1	593.4
As of December 31, 2010	343.5	131.1	237.0	711.6
As of December 31, 2009	381.2	146.2	267.6	795.0

The decrease in property, plant and equipment is mainly due to the transfer to assets classified as held for sale of the assets of the Veolia Transdev group as part of the reclassification of this joint venture in discontinued operations (see Note 4).

As of December 31, 2011, future minimum lease payments under these contracts are as follows:

(€ million)	Finance leases
Less than 1 year	160.9
2 to 3 years	166.0
4 to 5 years	119.7
More than 5 years	289.2
TOTAL FUTURE MINIMUM LEASE PAYMENTS	735.8
Less amounts representing interest	190.6
PRESENT VALUE OF MINIMUM LEASE PAYMENTS (FINANCE LEASES)	545.2

Contingent rent and sub-lease income for the period recorded in the Consolidated Income Statement is not material.

Veolia Environnement

Consolidated financial statements 12/31/2011

19      REVENUE

As for other Income Statement headings, Revenue does not include amounts relating to discontinued operations, in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see Note 25). Such amounts concern:

•

the whole Transportation business, in the process of divestiture (see Note 4);

•

Water activities in the Netherlands, divested in December 2010 and Environmental Services activities in Norway, divested in March 2011;

•

German operations in the Energy Services division, divested in May and August 2011;

•

household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011;

•

urban lighting activities (Citelum) in the Energy Services division.

These amounts are presented in a separate line, “Net income from discontinued operations”, in fiscal year 2011 and fiscal years 2010 and 2009 presented for comparison purposes (see Note 25).

Furthermore, as the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States in the Environmental Services division was interrupted in the first and second semesters of 2011 respectively, these activities are reclassified in continuing operations.

Breakdown of Revenue (See Note 1.17)

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Services rendered	22,659.1	22,161.5	21,514.2
Sales of goods	2,500.4	2,182.5	1,556.4
Revenue from operating financial assets	383.7	380.8	375.5
Construction	4,104.1	4,039.4	4,401.6
REVENUE	29,647.3	28,764.2	27,847.7

Sales of goods mainly concern sales of technological solutions in the Water division and sales of products relating to recycling activities in the Environmental Services division.

A breakdown of revenue by operating segment is presented in Note 42.

Veolia Environnement

Consolidated financial statements 12/31/2011

20      OPERATING INCOME

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	29,647.3	28,764.2	27,847.7
Cost of sales (1)	(24,919.0)	(23,255.0)	(22,677.9)
o/w:
• impairment losses on goodwill, net of negative goodwill recognized in the Consolidated Income Statement	(502.8)	0.2	(0.9)
• impairment losses (excl. working capital) and provisions	(136.3)	(38.7)	(94.9)
• replacement costs	(399.5)	(364.0)	(360.9)
Selling costs(1)	(595.1)	(574.8)	(539.9)
General and administrative expenses(1)	(3,176.0)	(3,139.5)	(3,021.1)
• Research and development costs	(111.7)	(87.4)	(89.3)
Other operating revenue and expenses	60.0	187.2	180.1
o/w:
• Capital gains (losses) on disposal of financial assets	59.9	179.5	170.6
• Other	0.1	7.7	9.5
OPERATING INCOME	1,017.2	1,982.1	1,788.9

(1)  In 2009, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income. The impact of these reclassifications on Cost of sales, Selling costs and General and administrative expenses is €181.1 million, -€6.9 million and -€174.2 million, respectively, in 2009.

Breakdown of capital gains and losses on disposal

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Capital gains and losses on disposals of property, plant and equipment	25.4	27.3	20.4
Capital gains and losses on disposals of financial assets	59.9	179.5	170.6
Capital gains and losses on disposals recognized in operating income	85.3	206.8	191.0
Capital gains and losses on disposals recognized in financial income (loss)	(2.3)	(2.7)	(1.1)
Capital gains and losses on disposals of PP&E and financial assets	8.5	15.7	23.8
Capital gains and losses on disposals of discontinued operations	500.9	57.4	92.4
Capital gains and losses on disposals recognized in net income (loss) from discontinued operations	509.4	73.1	116.2
TOTAL CAPITAL GAINS AND LOSSES ON DISPOSALS IN THE CASH FLOWS STATEMENT	592.4	277.2	306.1

The capital gains or losses on disposals of discontinued operations are described in Note 25.

Veolia Environnement

Consolidated financial statements 12/31/2011

Breakdown of impairment losses on goodwill and non-current assets

The main impairment losses recognized as of December 31, 2011 break down as follows:

Operating segment	Country	Indication of loss in value	Discount rate	Assets impaired	Amount (€ million)
Energy Services	Italy	- Economic crisis - Non realization of the budget - New management reorganization, rationalization and restructuring plan	7.8%	Goodwill, intangible assets and PP&E	(242.8)
Environmental Services	Italy	- Uncertainty regarding the political environment, and in particular regional politics - Cessation of Group refinancing - Termination of Calabria contract - Decision to place the company in voluntary liquidation	7.8%	Goodwill, intangible assets and operating financial assets	(169.6)
Water	Italy	- Regulatory uncertainty - Request of the termination of the Calabria contract	8.5% (1)	Goodwill, intangible assets and concession intangible assets	(75.5)
Water	Portugal	- Economic and financial crisis		Intangible assets	(11.2)
Energy Services	Spain	- Regulatory change in the solar energy sector - Economic and financial crisis	8.4%	Goodwill and intangible assets	(20.4)
Sub-total	Southern Europe				(519.5)
Water	Morocco	Preliminary conclusions of the Audit Commission	9.1%	Goodwill, and intangible assets	(59.0)
Energy Services	United States	- Decrease in development potential	6.6%	Goodwill	(153.1)
Environmental Services	United States	- Economic context in the Gulf of Mexico	6.6%	PP&E	(26.3)
Environmental Services/Energy Services	France	- Failure of client negotiations	6.6%	Concession intangible assets	(25.3)
Impairment losses					(783.2)
(1) The discount rate is the rate for the Southern Europe cash-generating unit comprising these two countries.

Veolia Environnement

Consolidated financial statements 12/31/2011

Breakdown of operating depreciation, amortization, provisions and impairment losses

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2011 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
OPERATING DEPRECIATION, AMORTIZATION AND PROVISIONS, NET	(2,723.4)	1,022.5	(1,700.9)	(1,553.8)	(1,629.8)
Depreciation and amortization	(1,552.4)	2.9	(1,549.5)	(1,475.2)	(1,516.3)
Property, plant and equipment	(1,054.9)	2.9	(1,052.0)	(1,021.5)	(1,085.7)
Intangible assets	(497.5)	-	(497.5)	(453.7)	(430.6)
Impairment losses	(559.6)	239.8	(319.8)	(80.5)	(152.1)
Property, plant and equipment	(112.7)	9.4	(103.3)	(19.5)	(5.6)
Intangible assets and operating financial assets	(221.0)	7.7	(213.3)	(25.5)	(74.9)
Inventories	(28.4)	41.7	13.3	(6.1)	1.1
Trade receivables	(184.7)	165.8	(18.9)	(34.4)	(58.8)
Other operating and non-operating receivables	(12.8)	15.2	2.4	5.0	(13.9)
Non-current and current operating provisions	(611.4)	779.8	168.4	1.9	38.6
Non-current operating provisions	(348.0)	337.0	(11.0)	(107.0)	(14.6)
Current operating provisions	(263.4)	442.8	179.4	108.9	53.2
IMPAIRMENT LOSSES AND IMPACT OF DISPOSALS ON GOODWILL AND NEGATIVE GOODWILL RECOGNIZED IN THE CONSOLIDATED INCOME STATEMENT			(502.8)	0.2	(0.9)
OPERATING DEPRECIATION, AMORTIZATION, PROVISIONS AND IMPAIRMENT LOSSES			(2,203.7)	(1,553.6)	(1,630.7)

Operating depreciation, amortization, charges to provisions and impairment losses in the Consolidated Cash Flow Statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of €648.1 million in 2011, €367.6 million in 2010 and €284.7 million in 2009. Impairment losses on inventories and receivables are recorded in changes in working capital in the Consolidated Cash Flow Statement.

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Before adjustment for the whole Transportation business and Proxiserve activities held jointly by the Water and Energy Services divisions, Citelum activities in the Energy Services division and the suspension of the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States in the Environmental Services division, published Operating depreciation, amortization, provisions and impairment losses for the year ended December 31, 2010 and 2009 broke down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2010	Year ended December 31, 2009
OPERATING DEPRECIATION, AMORTIZATION AND PROVISIONS, NET	(2,773.8)	1,026.6	(1,747.2)	(1,820.9)
Depreciation and amortization	(1,731.5)	14.4	(1,717.1)	(1,748.9)
Property, plant and equipment	(1,277.6)	14.4	(1,263.2)	(1,320.8)
Intangible assets	(453.9)	-	(453.9)	(428.1)
Impairment losses	(262.1)	177.6	(84.5)	(161.6)
Property, plant and equipment	(24.2)	4.4	(19.8)	(5.9)
Intangible assets and operating financial assets	(31.4)	2.1	(29.3)	(74.8)
Inventories	(44.5)	37.6	(6.9)	1.2
Trade receivables	(147.3)	114.8	(32.5)	(68.2)
Other operating and non-operating receivables	(14.7)	18.7	4.0	(13.9)
Non-current and current operating provisions	(780.2)	834.6	54.4	89.6
Non-current operating provisions	(442.0)	321.1	(120.9)	(7.3)
Current operating provisions	(338.2)	513.5	175.3	96.9
IMPAIRMENT LOSSES AND IMPACT OF DISPOSALS ON GOODWILL AND NEGATIVE GOODWILL RECOGNIZED IN THE CONSOLIDATED INCOME STATEMENT			(25.9)	(6.3)
OPERATING DEPRECIATION, AMORTIZATION, PROVISIONS AND IMPAIRMENT LOSSES			(1,773.1)	(1,827.2)

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Impairment losses on goodwill of the Transportation division “Sweden, Norway, Finland” CGU	(21.1)
Other	(4.8)	(6.3)
IMPAIRMENT LOSSES ON GOODWILL AND NEGATIVE GOODWILL PRESENTED IN COST OF SALES IN THE CONSOLIDATED INCOME STATEMENT	(25.9)	(6.3)

Restructuring costs

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Restructuring costs	(6.2)	(16.8)	(33.6)
Net charge to restructuring provisions	(7.8)	(5.1)	11.7
RESTRUCTURING COSTS	(14.0)	(21.9)	(21.9)

Veolia Environnement

Consolidated financial statements 12/31/2011

Personnel costs

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Employee costs	(7,983.9)	(7,545.1)	(7,436.6)
Profit-sharing and incentive schemes	(154.0)	(152.4)	(140.4)
Share-based compensation (IFRS 2)	(1.6)	(3.2)	(9.6)
PERSONNEL COSTS	(8,139.5)	(7,700.7)	(7,586.6)

The IFRS 2 share-based compensation expense in respect of 2011 (€1.6 million) solely concerns share option plans granted in 2010, 2007 and 2006. In 2010, a new share purchase or subscription option plan was granted. The terms of this plan are set out in Note 31.

Research and development costs

Research and developments costs totaled €111.7 million, €87.4 million and €89.3 million in fiscal years 2011, 2010 and 2009 respectively.

Veolia Environnement

Consolidated financial statements 12/31/2011

21      NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Finance income	113.1	92.7	92.1
Finance costs	(861.5)	(851.6)	(817.5)
NET FINANCE COSTS	(748.4)	(758.9)	(725.4)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs total €748.4 million in 2011, compared to €758.9 million in 2010. This increase is due to the rise in the financing rate (defined as net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting, divided by average monthly net financial debt during the period, including the net finance costs of discontinued operations) from 5.09% in 2010 to 5.39% in 2011, which was mainly the result of:

•

the increase in average low-yield cash investments;

•

the increase in short-term rates on the floating portion of the debt;

•

the cost of buying back the 2013 USD  bond line.

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Financial liabilities measured using the effective interest method	(948.5)	(938.4)	(903.5)
Commission on undrawn credit facilities	(10.0)	(6.4)	(4.6)
Expenses on gross debt	(958.5)	(944.8)	(908.1)
Assets at fair value through the Consolidated Income Statement (fair value option)*	85.1	57.0	71.4
Net gains and losses on derivative instruments, hedging relationships and other	125.0	128.9	111.3
NET FINANCE COSTS	(748.4)	(758.9)	(725.4)
* Cash equivalents are valued at fair value through the Consolidated Income Statement.

Net gains and losses on derivative instruments, hedging relationships and other mainly include the following amounts for fiscal year 2011:

•

interest income on hedging relationships (fair value hedges and cash flow hedges) of €164.0 million, as a result of the fall in interest rates in fiscal year 2011;

•

the unwinding of the discount on non-controlling interest put options in the amount of -€7.6 million;

•

net gains and losses on derivatives not qualifying for hedge accounting of -€21.9 million, mainly on foreign currency derivatives.

In addition, the charge relating to the ineffective portion of net investment hedges and cash flow hedges was not material in 2011.

Interest income on instruments measured using the effective interest method (including interest income recorded in operating income and in other financial income and expenses) totals €400.9 million in 2011, compared to €401.1 million in 2010 and €412.6 million in 2009.

Veolia Environnement

Consolidated financial statements 12/31/2011

22      OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Net gains and losses on loans and receivables (1)	15.8	5.3	11.7
Net gains and losses on available-for-sale assets (2)	4.5	(1.4)	7.0
Assets and liabilities at fair value through the Consolidated Income Statement	0.0	(17.9)	(17.2)
Unwinding of the discount on provisions	(58.5)	(66.9)	(71.8)
Foreign exchange gains and losses	(8.4)	(0.1)	3.5
Other	(9.7)	(21.5)	(16.4)
OTHER FINANCIAL INCOME AND EXPENSES	(56.3)	(102.5)	(83.2)

(1)  Including impairment losses of €7.4 million in 2011, compared to €13.4 million in 2010 and €11.8 million in 2009.

(2)  Including dividends received of €4 million in 2011, compared to €6.0 million in 2010 and €8.0 million in 2009.

Veolia Environnement

Consolidated financial statements 12/31/2011

23      INCOME TAX EXPENSE

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Current income tax expense	(325.9)	(330.6)	(241.3)
France	(63.7)	(73.7)	(36.8)
Other countries	(262.2)	(256.9)	(204.5)
Deferred tax expense (income)	(213.1)	11.6	43.5
France	(69.8)	(15.2)	7.6
Other countries	(143.3)	26.8	35.9
TOTAL INCOME TAX EXPENSE	(539.0)	(319.0)	(197.8)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company (five-year agreement, renewed in 2011). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

The U.S. tax group was reorganized in 2006. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 13 and 36).

Moreover, within the framework of the Veolia Transport and Transdev combination, the French subsidiaries of the Transportation division left the Veolia Environnement tax group on January 1, 2010 and the American subsidiaries similarly left the US tax group in 2010.

The Group bears a net income tax expense of (€539) million in 2011, compared to (€319) million in 2010. The 2011 net income tax expense includes (€75) million in respect of revised forecasts in France and (€138) million relating to the estimated consequences of the proposed changes in scope of the US tax group.

Veolia Environnement

Consolidated financial statements 12/31/2011

Effective tax rate

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Net income from continuing operations (a)	(314.2)	819.7	791.2
Share of net income of associates (b)	12.3	18.0	8.7
Income tax expense (c)	(539.0)	(319.0)	(197.8)
Net income from continuing operations before tax (d) = (a)-(b)-(c)	212.5	1,120.7	980.3
Effective tax rate (c) / (d)	253.65%	28.46%	20.18%
Theoretical tax rate (1)	34.43%	34.43%	34.43%
Net impairment losses on goodwill not deductible for tax purposes(2)	61.88%	0.26%	0.02%
Differences in tax rate (2)	(40.85%)	(9.49%)	(3.35%)
Capital gains and losses on disposals	(15.06%)	(1.81%)	(7.32%)
Dividends	17.04%	2.77%	4.77%
Taxation without basis	24.19%	1.43%	1.40%
Effect of tax projections (2)	187.49%	4.53%	(10.18%)
Permanent and other differences	(15.47%)	(3.66%)	0.41%
EFFECTIVE TAX RATE	253.65%	28.46%	20.18%

(1)  The tax rate indicated is the statutory tax rate in France excluding the exceptional contribution applicable in 2011 and 2012.

(2)  The main elements explaining the effective tax rate are as follows:

•     Differences in tax rate due to the presence of the Group in countries which have a different theoretical tax rate;

•     Effect of tax projections which mainly include the tax group benefit and the impact of deferred tax assets not recognized;

•     Net impairment losses on goodwill not deductible for tax purposes.

Recap: the 2010 effective tax rate was mainly due to:

•

the capitalization of only a small portion of tax losses for the year of the Veolia Environnement tax group;

•

capitalization of fewer tax losses by the U.S. tax group than in fiscal year 2009;

•

and despite a level of capital gains taxed at reduced rates which remains high.

Recap: The 2009 effective tax rate benefited from capital gains taxed at reduced rates and the additional capitalization of tax losses in the United States for €43 million.

24      SHARE OF NET INCOME OF ASSOCIATES

The share of net income of associates fell from €18.0 million in 2010 to €12.3 million in 2011 (see Note 9).

Veolia Environnement

Consolidated financial statements 12/31/2011

25      ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES

Discontinued operations

In the Consolidated Income Statements presented for comparative purposes, the net income (loss) of operations sold or in the course of being sold was reclassified to “Net income (loss) from discontinued operations”. This concerns the following operations:

•

the whole Transportation business, in the process of divestiture (see Note 4, Veolia Transdev combination);

•

Water activities in the Netherlands, divested in December 2010 and Environmental Services activities in Norway, divested in March 2011;

•

German operations in the Energy Services division, divested in May and August 2011;

•

household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011 for an enterprise value of €118 million;

•

urban lighting activities (Citelum) in the Energy Services division, in the course of being sold.

Furthermore, as the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States in the Environmental Services division was interrupted during the first and second semesters of 2011 respectively, these activities are reclassified in continuing operations.

Movements in net income (loss) from discontinued operations are as follows:

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Income (loss) from discontinued operations	(503.3)	63.8	3.6
Capital gains and losses on disposals	500.9	(32.2)	92.4
Income tax expense	-	(2.3)	(70.4)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(2.4)	29.3	25.6

Net income (loss) from discontinued operations in 2011 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Income (loss) from discontinued operations	0.9	(5.2)	(0.3)	(498.7) (1)	(503.3)
Capital gains and losses on disposals	1.8	(6.1)	62.2	443.0	500.9
Income tax expense	-	-	-	-	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	2.7	(11.3)	61.9	(55.7)	(2.4)
(1) Include impairment losses of €440 million on goodwill of the Transportation business (see Notes 4 and 5).

Veolia Environnement

Consolidated financial statements 12/31/2011

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2011 break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Revenue	131.9	448.7	-	4,259.0	4,839.6
Operating income	4.8	6.5	-	(449.0) (1)	(437.7)
Financial items	(0.9)	(5.7)	(0.3)	(40.4)	(47.3)
Income tax expense	(3.2)	(6.3)	-	(9.8)	(19.3)
Share of net income of associates	0.2	0.3	-	0.5	1.0
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	0.9	(5.2)	(0.3)	(498.7)	(503.3)
(1) Include impairment losses of €440 million on goodwill of the Transportation business (see Notes 4 and 5).

Furthermore, the decision to interrupt the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States in the Environmental Services division led to the inclusion of the results of these activities in “Net income from continuing operations” in 2011. The main items included in net income (loss) from discontinued operations in 2010 and 2009 were as follows:

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	260.4	218.6
Operating income	29.4	9.4
Financial items	(4.0)	(4.5)
Income tax expense	(10.1)	(2.6)
Share of net income of associates	-	-
NET INCOME OF WATER ACTIVITIES IN GABON	15.3	2.3

(€ million)	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	25.0	35.4
Operating income	(2.0)	(8.8)
Financial items	(0.1)	(0.1)
Income tax expense	-	-
Share of net income of associates	-	-
NET LOSS OF PINELLAS INCINERATION ACTIVITIES	(2.1)	(8.9)

Net income (loss) from discontinued operations in 2010 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Income (loss) from discontinued operations	0.6	10.0	11.5	41.7	63.8
Capital gains and losses on disposals	(3.2)	(56.2)	56.5	(29.3)	(32.2)
Income tax expense	5.0	-	(7.3)	-	(2.3)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	2.4	(46.2)	60.7	12.4	29.3

Veolia Environnement

Consolidated financial statements 12/31/2011

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2010 break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Revenue	157.1	462.5	408.5	5,822.4	6,850.5
Operating income	12.7	18.3	23.5	106.5	161.0
Financial items	(10.6)	(2.7)	(3.7)	(44.5)	(61.5)
Income tax expense	(1.6)	(5.7)	(8.3)	(20.6)	(36.2)
Share of net income of associates	0.1	0.1	-	0.3	0.5
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	0.6	10.0	11.5	41.7	63.8

Net income (expense) from discontinued operations in 2009 breaks down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Income (loss) from discontinued operations	3.0	11.5	8.5	(19.4)	3.6
Capital gains and losses on disposals			134.6	(42.2)	92.4
Income tax expense	-	-	(70.4)	-	(70.4)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	3.0	11.5	72.7	(61.6)	25.6

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2009 break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Revenue	154.1	414.5	432.8	6,108.4	7,109.8
Operating income	14.4	21.6	13.2	108.6	157.8
Financial items	(9.8)	(4.6)	(4.0)	(75.1)	(93.5)
Income tax expense	(1.8)	(5.7)	(0.8)	(42.7)	(51.0)
Share of net income of associates	0.2	0.2	0.1	(10.2)	(9.7)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	3.0	11.5	8.5	(19.4)	3.6

Assets/liabilities classified as held for sale

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Assets classified as held for sale	3,256.5	805.6	722.6
Liabilities directly associated with assets classified as held for sale	2,012.8	386.8	309.4

Veolia Environnement

Consolidated financial statements 12/31/2011

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of December 31, 2011 primarily concern the assets and liabilities of the Velia Transdev group (see Note 4), those of Citelum in the Energy Services division and those of Marine Services in the Environmental Services division, pursuant to the restructuring of the Group’s activities announced on December 6, 2011.

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of December 31, 2010 primarily concerned Water division activities in Gabon and Environmental Services division activities in Norway, sold in 2011.

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of December 31, 2009, primarily concerned certain French subsidiaries held jointly with Suez Environnement, Renewable Energy activities, Transportation activities in the United Kingdom and Dalkia Usti businesses (Czech Republic).

In 2011, the main asset and liability categories recorded in assets classified as held for sale, break down by division as follows:

(€ million)	Energy Services	Environmental Services	Transportation	Total
Assets
Non-current assets	90.5	89.2	1,836.6	2,016.3
Current assets	226.0	20.8	809.5	1,056.3
Cash and cash equivalents	32.1		151.8	183.9
ASSETS CLASSIFIED AS HELD FOR SALE	348.6	110.0	2,797.9	3,256.5
Liabilities
Non-current liabilities	14.8	-	633.5	648.3
Current liabilities	169.5	52.7	1,142.3	1,364.5
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	184.3	52.7	1,775.8	2,012.8

In 2010, the main asset and liability categories recorded in assets classified as held for sale, break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Total
Assets
Non-current assets	237.6	92.8	189.4	32.2	552.0
Current assets	85.8	13.5	97.7	25.8	222.8
Cash and cash equivalents	3.0	0.2	12.1	15.5	30.8
ASSETS CLASSIFIED AS HELD FOR SALE	326.4	106.5	299.2	73.5	805.6
Liabilities
Non-current liabilities	124.4	1.1	14.8	9.9	150.2
Current liabilities	125.5	13.5	67.6	30.0	236.6
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	249.9	14.6	82.4	39.9	386.8

Veolia Environnement

Consolidated financial statements 12/31/2011

In 2009, the main asset and liability categories recorded in assets classified as held for sale, break down by division as follows:

(€ million)	Water	Energy Services	Environmental Services	Transportation	Renewable Energy	Total
Assets
Non-current assets	173.6	78.3	77.8	63.0	67.8	460.5
Current assets	102.1	10.8	37.4	20.2	66.0	236.5
Cash and cash equivalents	6.8	1.5	1.3	1.3	14.7	25.6
ASSETS CLASSIFIED AS HELD FOR SALE	282.5	90.6	116.5	84.5	148.5	722.6
Liabilities
Non-current liabilities	43.2	12.5	3.7	7.1	17.7	84.2
Current liabilities	106.6	5.3	49.6	26.3	37.4	225.2
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	149.8	17.8	53.3	33.4	55.1	309.4

Veolia Environnement

Consolidated financial statements 12/31/2011

26      NET INCOME FOR THE YEAR ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Net income attributable to non-controlling interests for the year ended December 31, 2011 is €173.2 million, compared to €290.5 million for the year ended December 31, 2010 and €257.8 million for the year ended December 31, 2009.

The decrease in net income attributable to non-controlling interests in Veolia Energy Services is mainly due to the impairments recognized in Italy and Spain in 2011 (see Note 20).

Net income for the year attributable to non-controlling interests breaks down by division as follows:

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water (a)	131.9	147.4	144.7
Environmental Services	35.1	16.5	4.7
Energy Services (b)	(5.6)	118.9	97.9
Transportation	7.6	2.1	6.6
Other	4.2	5.6	3.9
NON-CONTROLLING INTERESTS	173.2	290.5	257.8

(a)  Including non-controlling interests in Germany (Berlin water services company and Stadtwerke of Braunschweig) of €96.4 million in 2009, €79.4 million in 2010 and €83.7 million in 2011.

(b)  Including EDF’s interest in Dalkia Holding of €63.1 million in 2009, €73.9 million in 2010 and -€38.9 million in 2011.

Veolia Environnement

Consolidated financial statements 12/31/2011

27      EARNINGS PER SHARE

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

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all businesses.

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Weighted average number of ordinary shares (in million)	496.3	481.9	472.4
Weighted average number of ordinary shares for the calculation of basic earnings per share	496.3	481.9	472.4
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in million)	496.3	481.9	472.4
Net income attributable to owners of the Company per share (€ million)
Net income attributable to owners of the Company	(489.8)	558.5	559.0
Net income attributable to owners of the Company per share:
Basic	(0.99)	1.16	1.18
Diluted	(0.99)	1.16	1.18
Net income (expense) from discontinued operations attributable to owners of the Company per share (€ million)
Net income (expense) from discontinued operations attributable to owners of the Company	(6.9)	41.4	13.7
Net income (expense) from discontinued operations attributable to owners of the Company per share:
Basic	(0.02)	0.09	0.03
Diluted	(0.02)	0.09	0.03
NET INCOME (EXPENSE) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (€ MILLION)
Net income (expense) from continuing operations attributable to owners of the Company	(482.9)	517.1	545.3
Net income (expense) from continuing operations attributable to owners of the Company per share:
Basic	(0.97)	1.07	1.15
Diluted	(0.97)	1.07	1.15

The only potentially dilutive instruments recognized by Veolia Environnement are the share subscription and purchase options presented in Note 31.

Veolia Environnement

Consolidated financial statements 12/31/2011

28      ADDITIONAL INFORMATION ON THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (EXCLUDING DERIVATIVES)

Fair value measurement principles are presented in Note 1.26.

28.1   Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2011, 2010 and 2009, in accordance with the methods set-out in Note 1.26:

		As of December 31, 2011
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)	Note	Total	Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	10	106.3	106.3	-	-	106.3	2.8	103.5	-
Non-current and current operating financial assets	11	5,445.3		5,445.3	-	5,389.6	-	5,389.6	-
Other non-current financial assets	12	736.5	42.3	694.2	-	736.5	-	736.5	-
Trade receivables	14	8,492.9	-	8,492.9	-	8,492.9	-	8,492.9	-
Other current operating receivables	14	804.8	-	804.8	-	804.8	-	804.8	-
Other current financial assets	12	114.6	11.8	102.8	-	114.6		114.6	-
Cash and cash equivalents	15	5,723.9	-	-	5,723.9	5,723.9	3,287.7	2,436.2	-
TOTAL	-	21,424.3	160.4	15,540.0	5,723.9	21,368.6	3,290.5	18,078.1	-

Level 2 cash and cash equivalents mainly consist of negotiable debt instruments and term deposits.

Veolia Environnement

Consolidated financial statements 12/31/2011

		As of December 31, 2010
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)	Note	Total	Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	10	130.7	130.7	-	-	130.7	4.2	126.5	-
Non-current and current operating financial assets	11	5,628.6	-	5,628.6	-	5,653.6	-	5,653.6	-
Other non-current financial assets	12	773.1	58.4	714.7	-	773.1	-	773.1	-
Trade receivables	14	9,252.4	-	9,252.4	-	9,252.4	-	9,252.4	-
Other current operating receivables	14	1,109.6	-	1,109.6	-	1,109.6	-	1,109.6	-
Other current financial assets	12	132.3	29.2	103.1	-	132.3	-	132.3	-
Cash and cash equivalents	15	5,406.8	-	-	5,406.8	5,406.8	4,441.3	965.5	-
TOTAL		22,433.5	218.3	16,808.4	5,406.8	22,458.5	4,445.5	18,013.0	-

		As of December 31, 2009
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)	Note	Total	Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	10	174.6	174.6	-	-	174.6	39.8	134.8	-
Non-current and current operating financial assets	11	5,651.8	-	5,651.8	-	5,656.6	-	5,656.6	-
Other non-current financial assets	12	753.9	52.6	701.3	-	753.9	-	753.9	-
Trade receivables	14	9,078.0	-	9,078.0	-	9,078.0	-	9,078.0	-
Other current operating receivables	14	1,101.2	-	1,101.2	-	1,101.2	-	1,101.2	-
Other current financial assets	12	217.7	53.8	163.9	-	217.7	-	217.7	-
Cash and cash equivalents	15	5,614.4	-	-	5,614.4	5,614.4	1,310.4	4,304.0	-
TOTAL		22,591.6	281.0	16,696.2	5,614.4	22,596.4	1,350.2	21,246.2	-

Veolia Environnement

Consolidated financial statements 12/31/2011

28.2   Financial liabilities

The following tables present the net carrying amount and fair value of financial liabilities by category, as defined in Note 1.26, as of December 31, 2011, 2010 and 2009:

		As of December 31, 2011
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	18	13,076.2	13,076.2	-	-	13,859.9	13,391.6	468.3	-
• other non-current borrowings	18	3,630.5	3,630.5	-	-	3,559.3	-	3,559.3	-
• current borrowings	18	3,942.3	3,942.3	-	-	3,942.3	-	3,942.3	-
• bank overdrafts and other cash position items	15	440.2	440.2	-	-	440.2	-	440.2	-
Trade payables	14	5,140.1	5,140.1	-	-	5,140.1	-	5,140.1	-
Other operating payables	14	4,720.6	4,720.6	-	-	4,720.6	-	4,720.6	-
TOTAL		30,949.9	30,949.9	-	-	31,662.4	13,391.6	18,270.8	-

		As of December 31, 2010
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	18	13,625.7	13,625.7	-	-	14,495.3	13,683.2	812.1	-
• other non-current borrowings	18	4,270.4	4,270.4	-	-	4,299.6	-	4,299.6	-
• current borrowings	18	2,827.1	2,827.1	-	-	2,827.1	-	2,827.1	-
• bank overdrafts and other cash position items	15	387.0	387.0	-	-	387.0	-	387.0	-
Trade payables	14	5,535.3	5,535.3	-	-	5,535.3	-	5,535.3	-
Other operating payables	14	5,332.0	5,332.0	-	-	5,332.0	-	5,332.0	-
TOTAL		31,977.5	31,977.5	-	-	32,876.3	13,683.2	19,193.1	-

Veolia Environnement

Consolidated financial statements 12/31/2011

		As of December 31, 2009
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	18	13,264.5	13,264.5	-	-	13,810.5	13,321.2	489.3	-
• other non-current borrowings	18	4,382.8	4,382.8	-	-	4,385.3	-	4,385.3	-
• current borrowings	18	2,983.1	2,983.1	-	-	2,983.1	-	2,983.1	-
• bank overdrafts and other cash position items	15	454.9	454.9	-	-	454.9	-	454.9	-
Trade payables	14	5,311.0	5,311.0	-	-	5,311.0	-	5,311.0	-
Other operating payables	14	4,933.4	4,933.4	-	-	4,933.4	-	4,933.4	-
TOTAL		31,329.7	31,329.7	-	-	31,878.2	13,321.2	18,557.0	-

Veolia Environnement

Consolidated financial statements 12/31/2011

29      FINANCIAL RISK MANAGEMENT

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

•

Market risks presented in Note 29.1:

•

interest-rate risk, presented in Note 29.1.1 (interest-rate fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting);

•

foreign exchange risk, presented in Note 29.1.2 (hedges of a net investment in a foreign operation, hedges of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting, embedded derivatives, overall foreign exchange risk exposure);

•

commodity risk, presented in Note 29.1.3 (fuel and electricity risks, greenhouse gas emission rights);

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

Veolia Environnement

Consolidated financial statements 12/31/2011

The following table shows the interest-rate exposure of gross debt (defined as the sum of non-current borrowings, current borrowings and bank overdrafts and other cash position items) before and after hedging.

(€ million)	As of December 31, 2011		As of December 31, 2010		As of December 31, 2009
	Outstandings	% total debt	Outstandings	% total debt	Outstandings	% total debt
Fixed rate	15,358.0	75.1%	16,187.3	78.5%	15,971.5	77.0%
Floating rate	5,095.8	24.9%	4,437.5	21.5%	4,770.6	23.0%
Gross debt before hedging	20,453.8	100%	20,624.8	100.0%	20,742.1	100.0%
Fixed rate	11,104.6	52.7%	10,481.4	49.7%	10,808.8	51.3%
Floating rate	9,984.6	47.3%	10,628.8	50.3%	10,276.5	48.7%
Gross debt after hedging and fair value remeasurement of fixed-rate debt	21,089.2	100%	21,110.2	100.0%	21,085.3	100.0%
Fair value adjustments to (asset)/liability hedging derivatives	(635.4)		(485.4)		(343.2)
GROSS DEBT AT AMORTIZED COST	20,453.8		20,624.8		20,742.1

Total gross debt as of December 31, 2011 after hedging is 53% fixed-rate and 47% floating-rate. No caps are active as of December 31, 2011. Excluding inactive caps, the fixed-rate portion of gross debt is 59% and the floating-rate portion is 41%.

As of December 31, 2011, the Group has cash and cash equivalents of €5,723.9 million, the majority of which bears interest at floating rates.

Net financial debt totals €14,729.9 million and is 71% fixed-rate and 29% floating-rate.

Sensitivity of the consolidated income statement and equity

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity as of December 31, 2011 is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	5,723.9			5,723.9
Total floating-rate liabilities	(4,182.1)	(579.6)	(334.1)	(5,095.8)
Net floating-rate position before active hedging	1,541.8	(579.6)	(334.1)	628.1
Derivative instruments (1)	197.2	2,249.0	2,388.8	4,835.0
NET FLOATING-RATE POSITION AFTER ACTIVE MANAGEMENT AND HEDGING	1,739.0	1,669.4	2,054.7	5,463.1
(1) Financial instruments hedging debt excluding inactive caps of €1,290 million.

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2011. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt (after hedging), the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. This sensitivity corresponds to fair market value movements as a result of an instantaneous change in interest rates.

Veolia Environnement

Consolidated financial statements 12/31/2011

Assuming a constant net debt structure and management policy, an increase in the fair value of the effective portion of derivatives designated as cash flow hedges, following a 0.5% increase in interest rates at the year end, would generate an increase in fair value reserves in equity of €18 million. The impact on floating-rate debt and floating-rate payer swaps on fixed-rate debt would decrease net income by €20 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity. All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the change in interest rates, all other things being equal.

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

(b)

foreign-currency denominated assets and liabilities including foreign currency-denominated loans/borrowings and related hedges (e.g. forex swaps). With many offices worldwide, Veolia organizes financing in local currencies. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves hedging certain net foreign investments and ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses (see Note 29.1.2.2).

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

	Contribution to the consolidated financial statements							Sensitivity to an increase or decrease in the main currencies against the euro
(€ million)	EUR	GBP	USD	PLN	CZK	Other currencies	Total	+10%	-10%
Revenue	15,859.9	2,571.0	2,710.2	571.7	1,234.3	6,700.2	29,647.3	(644.3)	787.5
Operating income	183.7	267.2	(37.4)	66.2	177.2	360.3	1,017.2	(43.0)	52.6

Veolia Environnement

Consolidated financial statements 12/31/2011

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

	Net finance cost Foreign currency exposure (in millions of currency)						Sensitivity to an increase or decrease in the 4 main currencies against the euro (€ million)
	GBP	USD	PLN	CZK	Other currencies (in euros)	Total euro equivalent	+10%	-10%
Veolia Environnement SA	(33.5)	(90.9)	(73.3)	(18.8)	(398.8)	(527.4)	(16.6)	9.8
Other Group subsidiaries	(28.3)	(25.6)	(0.2)	(4.2)	(169.9)	(221.0)	(5.8)	4.8
Total in foreign currency	(61.8)	(116.5)	(73.5)	(23.0)	(568.7)	(748.4)
TOTAL EURO EQUIVALENT	(70.9)	(90.7)	(17.2)	(0.9)	(568.7)	(748.4)	(22.4)	14.6

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

For its most significant assets, the Group has issued debt in the relevant currencies.

The following table shows the net asset amounts for the main currencies:

	Contribution to the consolidated financial statements					Sensitivity to an increase or decrease in the 2 main currencies against the euro
(€ million)	EUR	USD	GBP	Other currencies	Total	+10%	-10%
Assets excluding net financial debt by currency	11,442	2,327	3,112	7,773	24,654	992	(812)
Net financial debt by currency	7,704	1,631	1,905	3,489	14,729	556	(455)
Net assets by currency	3,738	696	1,207	4,284	9,925	436	(357)

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

Veolia Environnement

Consolidated financial statements 12/31/2011

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

These derivatives were analyzed in accordance with IAS 39 and classified as hedging instruments (cash flow hedges) (see Note 30).

29.1.3.2  Coal, gas and electricity risks

The Group has entered into long-term gas, coal, electricity and biomass purchase contracts in order to secure its supplies.

The majority of these commitments are reciprocal; the third parties concerned are obliged to deliver the quantities indicated in these contracts and the Group is obliged to take them.

These contracts are considered to fall outside the scope of IAS 39, except for certain specific transactions in gas, CO2 and electricity. This is particularly the case in Germany, where electricity purchase instruments (and in parallel sales instruments) are not eligible for hedge accounting within the meaning of IAS 39 (see Note 37 on off-balance sheet commitments and Note 30.3.1 on electricity derivatives).

29.2   Management of equity risk

As of December 31, 2011, Veolia Environnement holds 14,237,927 of its own shares, of which 8,389,059 are allocated to external growth operations and 5,848,868 were acquired for allocation to employees under employee savings plans, with a market value of €120.6 million, based on a share price of €8.469 and a net carrying amount of €442.5 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

The Group is also exposed to equity risk through the plan assets of certain of its pension plans (see Note 31, Employee benefit obligation).

29.3   Management of liquidity risk

The operational management of liquidity and financing is managed by the Treasury and Financing Department. This management involves the centralization of major financing in order to optimize liquidity and cash.

The Group secures financing on international bond markets, international private placement markets, the treasury note market and the bank lending market (see Note 18, Non-current and current borrowings).

Veolia Environnement

Consolidated financial statements 12/31/2011

29.3.1  Maturity of financial liabilities

As of December 31, 2011, undiscounted contractual flows on net financial debt (nominal value) break down by maturity date as follows:

(€ million)	As of December 31, 2011		Maturity of undiscounted contractual flows
	Gross carrying amount	Total undiscounted contractual flows	2012	2013	2014	2015	2016	More than 5 years
Bond issues (1)	13,767.0	13,165.6	687.0	1,048.6	1,276.3	1,137.8	914.7	8,101.2
Treasury notes	499.8	499.8	499.8	-	-	-	-	-
Finance lease obligations	523.2	587.5	88.6	84.2	54.3	47.6	45.6	267.2
Securitization	391.3	391.0	391.0
Other borrowings	5,467.7	5,477.1	2,275.7	333.8	363.5	541.8	222.5	1,739.8
Bank overdrafts and other cash position items	440.2	440.2	440.2	-	-	-	-	-
Gross borrowings excluding the impact of amortized cost and hedging derivatives	21,089.2	20,561.2	4,382.3	1,466.6	1,694.1	1,727.2	1,182.8	10,108.2
Impact of amortized cost and derivatives hedging debt	(635.4)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Gross borrowings	20,453.8	20,561.2	4,382.3	1,466.6	1,694.1	1,727.2	1,182.8	10,108.2
Cash and cash equivalents	(5,723.9)	(5,723.9)	(5,723.9)	-	-	-	-	-
Net financial debt	14,729.9	14,837.3	(1,341.6)	1,466.6	1,694.1	1,727.2	1,182.8	10,108.2
(1) excluding the impact of amortized cost and derivatives hedging debt.

As of December 31, 2011, the average maturity of net financial debt is 8.7 years.

Most trade payables have a maturity of less than one year (see Note 14).

As of December 31, 2011, undiscounted contractual interest flows on outstanding borrowings break down by maturity date as follows:

(€ million)	As of December 31, 2011	Maturity of undiscounted contractual flows
	Total flows	2011	2012	2013	2014	2015	More than 5 years
Undiscounted contractual interest flows on outstanding borrowings	7,053.1	798.1	739.1	647.2	569.1	522.1	3,777.5

Veolia Environnement

Consolidated financial statements 12/31/2011

As of December 31, 2011, undiscounted contractual interest flows on derivative outstandings recorded in liabilities and assets break down by maturity date as follows:

(€ million)	As of December 31, 2011		Maturity of undiscounted contractual flows
	Net carrying amount	Total undiscounted contractual flows	2012	2013	2014	2015	2016	More than 5 years
Interest-rate derivatives	584.7	808.7	171.5	154.0	131.6	119.6	98.1	134.0
Fair value hedges	654.3	1,003.9	182.2	164.2	140.5	131.7	110.5	274.8
Inflows	654.3	1,783.3	347.0	310.9	249.5	228.7	190.9	456.3
Outflows	0.0	(779.4)	(164.8)	(146.7)	(109.0)	(97.0)	(80.4)	(181.5)
Cash flow hedges	(53.2)	(179.7)	(8.2)	(8.0)	(7.9)	(11.1)	(11.4)	(133.1)
Inflows	56.6	133.7	26.7	26.6	26.5	17.7	5.0	31.2
Outflows	(109.8)	(313.4)	(34.9)	(34.6)	(34.4)	(28.8)	(16.4)	(164.3)
Derivatives not qualifying for hedge accounting	(16.4)	(15.5)	(2.5)	(2.3)	(1.0)	(1.0)	(1.0)	(7.7)
Inflows	5.1	7.5	1,7	1.4	0.4	0.4	0.4	3.2
Outflows	(21.5)	(23.0)	(4.2)	(3.7)	(1.4)	(1.4)	(1.4)	(10.9)
Foreign currency derivatives excluding net investment hedges	(62.0)	45.9	29.1	8.6	2.5	1.9	1.8	2.0
Fair value hedges	(5.9)	3.2	0.0	3.2	0.0	0.0	0.0	0.0
Inflows	6.0	41.9	0.0	41.9	0.0	0.0	0.0	0.0
Outflows	(11.9)	(38.7)	0.0	(38.7)	0.0	0.0	0.0	0.0
Cash flow hedges	(2.4)	10.5	1.5	1.6	1.7	1.8	1.9	2.0
Inflows	2.3	101.1	17.1	17.1	17.1	17.1	17.1	15.6
Outflows	(4.7)	(90.6)	(15.6)	(15.5)	(15.4)	(15.3)	(15.2)	(13.6)
Derivatives not qualifying for hedge accounting	(53.7)	32.2	27.6	3.7	0.8	0.1	0.0	0.0
Inflows	18.5	4,055.4	3,837.1	160.9	44.9	12.0	0.5	0.0
Outflows	(72.2)	(4,023.2)	(3,809.5)	(157.2)	(44.1)	(11.9)	(0.5)	0.0
Foreign currency derivatives hedging a net investment	(18.5)	(14.0)	(0.6)	2.4	1.0	(0.1)	(0.1)	(16.6)

In order to best reflect the economic reality of transactions, cash flows relating to derivatives recorded in assets and liabilities are presented net. Asset values are indicated as positive amounts and liabilities as negative amounts in the above table.

Veolia Environnement

Consolidated financial statements 12/31/2011

29.3.2  Net liquid asset positions

Net liquid assets of the Group as of December 31, 2011 break down as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Veolia Environnement:
Undrawn MT syndicated loan facility*	2,692.7	3,654.5	3,694.6
Undrawn MT bilateral credit lines	700.0	1,000.0	400.0
Undrawn ST bilateral credit lines	300.0	100.0	575.0
Letter of credit facility	483.0	467.7
Cash and cash equivalents	4,283.3	3,680.8	4,091.2
Subsidiaries:
Cash and cash equivalents	1,440.6	1,726.0	1,523.2
Total liquid assets	9,899.6	10,629.0	10,284.0
Current debts and bank overdrafts and other cash position items
Current debts	3,942.3	2,827.1	2,983.1
Bank overdrafts and other cash position items	440.2	387.0	454.9
Total current debts and bank overdrafts and other cash position items	4,382.5	3,214.1	3,438.0
TOTAL LIQUID ASSETS NET OF CURRENT DEBTS AND BANK OVERDRAFTS AND OTHER CASH POSITION ITEMS	5,517.1	7,414.9	6,846.0
* maturing April 20, 2012.

As of December 31, 2011, Veolia Environnement has total liquid assets of €9.9 billion, including cash and cash equivalents of €5.7 billion.

As of December 31, 2011, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,204 million, including non-dynamic monetary UCITS of €1,884 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €794 million, monetary notes of €219 million and term deposit accounts of €1,307 million.

Veolia Environnement signed two syndicated loan facilities on April 7, 2011: a 5-year €2.5 billion multi-currency loan facility and a 3-year €500 million loan facility available for drawdown in Polish zloty, Czech crown and Hungarian forint (this facility is drawn in a euro equivalent of €307.3 million as of December 31, 2011).

Undrawn credit lines total €1,000 million as of December 31, 2011.

The portion of the USD 1.25 billion U.S. letters of credit facility signed on November 22, 2010 that may be drawn in cash is capped at USD 625 million, i.e. half of the facility. As of December 31, 2011, the facility is drawn U.S$431.2 million in the form of letters of credit. The portion that may be drawn in cash is U.S$625 million (€483 million euro equivalent) and is recorded in the liquidity table.

Veolia Environnement may draw on the multi-currency syndicated loan facility and all credit lines at any time.

Veolia Environnement

Consolidated financial statements 12/31/2011

Undrawn credit lines mature as follows as of December 31, 2011:

(€ million)	As of December 31, 2011	Maturity
	Total	2012	2013	2014	2015	2016
Undrawn syndicated loan facility	2,692.7	-	-	192.7	-	2,500.0
Undrawn credit lines	1,000.0	300.0	300.0	-	400.0	-
Letter of credit facility	483.0	-	-	-	483.0	-
TOTAL	4,175.7	300.0	300.0	192.7	883.0	2,500.0

29.3.3  Information on early debt repayment clauses

Veolia Environnement SA debt

Bank financing

The legal documentation for syndicated loans (particularly the syndicated loan facilities signed in April 2011 for a cumulative amount of €3 billion) and bilateral credit lines contracted by Veolia Environnement SA does not contain any financial covenants, i.e. obligations to comply with a debt coverage ratio or interest ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Bond financing

The private placement performed in the United States in 2003 is the only source of bond financing that contains financial covenants (debt coverage ratio < 5.3 and interest coverage ratio >3.2).

The legal documentation for the other notes issued by the Company, in particular under its EMTN program (outstanding of €11.6 billion as of December 31, 2011) does not contain any financial covenants.

Subsidiary debt

The project financing borne by specific companies or the financing granted by multilateral development banks to the Group’s subsidiaries may contain financial covenants that is a commitment to comply with a debt coverage ratio, finance cost coverage ratio or a minimum credit rating, where noncompliance could lead to the early call of the relevant financing.

As of December 31, 2011, two project financing agreements in Italy with outstandings of €71 million and €68 million, respectively, each contained one covenant that was not complied with. They were reclassified in current borrowings.

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

Veolia Environnement

Consolidated financial statements 12/31/2011

Group customer credit risk analysis may be broken down into the following four categories (Public customers - Delegating authority, Private customers - Individuals, Public customers - Other and Private customers - Companies):

		As of December 31, 2011			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Impairment	Net carrying amount	Public customers – Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	11	5,493.5	(48.2)	5,445.3	4,435.2	-	136.2	873.9
Trade receivables	14	9,097.6	(604.7)	8,492.9	1,765.3	1,810.1	1,781.1	3,136.4
Other current operating receivables	14	870.7	(65.9)	804.8	180.0	177.3	129.2	318.3
Other non-current financial assets in loans and receivables	12	764.6	(70.4)	694.2	67.0	8.4	6.7	612.1 (1)
Current financial assets in loans and receivables	12	134.8	(32.0)	102.8	13.2	3.8	19.9	65.9
LOANS AND RECEIVABLES		16,361.2	(821.2)	15,540.0	6,460.7	1,999.6	2,073.1	5,006.6
Other non-current financial assets	12	64.0	(21.7)	42.3	0.7	1.0	1.4	39.2
Other current financial assets	12	11.9	(0.1)	11.8	0.1	2.2	-	9.5
TOTAL		16,437.1	(843.0)	15,594.1	6,461.5	2,002.8	2,074.5	5,055.3
(1) Of which Dalkia International and its subsidiaries in the amount of €389.7 million as of December 31, 2011.

The analysis of Group customer credit risk as of December 31, 2010 is as follows:

		As of December 31, 2010			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Impairment	Net carrying amount	Public customers – Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	11	5,690.6	(62.0)	5,628.6	4,697.4	-	239.4	691.8
Trade receivables	14	9,852.8	(600.4)	9,252.4	2,015.7	2,196.6	1,922.2	3,117.9
Other current operating receivables	14	1,187.5	(77.9)	1,109.6	244.7	180.8	130.3	553.8
Other non-current financial assets in loans and receivables	12	787.0	(72.3)	714.7	53.0	8.1	19.0	634.6 (1)
Current financial assets in loans and receivables	12	134.8	(31.6)	103.2	26.4	4.5	3.2	69.1
LOANS AND RECEIVABLES		17,652.7	(844.2)	16,808.5	7,037.2	2,390.0	2,314.1	5,067.2
Other non-current financial assets	12	81.0	(22.6)	58.4	10.2	7.2	20.1	20.9
Other current financial assets	12	29.3	(0.2)	29.1	1.8	2.4	7.8	17.1
TOTAL		17,763.0	(867.0)	16,896.0	7,049.2	2,399.6	2,342.0	5,105.2
(1) Of which Dalkia International and its subsidiaries in the amount of €373.7 million as of December 31, 2010.

Veolia Environnement

Consolidated financial statements 12/31/2011

The analysis of Group customer credit risk as of December 31, 2009 is as follows:

		As of December 31, 2009			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Impairment	Net carrying amount	Public customers – Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	11	5,705.0	(53.2)	5,651.8	4,647.3	-	185.6	818.9
Trade receivables	14	9,638.3	(560.3)	9,078.0	2,202.8	1,685.8	1,672.9	3,516.5
Other current operating receivables	14	1,178.0	(76.8)	1,101.2	183.3	318.6	88.3	511.0
Other non-current financial assets in loans and receivables	12	774.8	(73.5)	701.3	59.0	4.1	19.3	618.9 (1)
Current financial assets in loans and receivables	12	195.8	(31.9)	163.9	27.9	5.1	3.8	127.1
LOANS AND RECEIVABLES		17,491.9	(795.7)	16,696.2	7,120.3	2,013.6	1,969.9	5,592.4
Other non-current financial assets	12	72.8	(20.2)	52.6	3.1	7.1	18.2	24.2
Other current financial assets	12	57.9	(4.1)	53.8	1.9	4.1	0.3	47.5
TOTAL		17,622.6	(820.0)	16,802.6	7,125.3	2,024.8	1,988.4	5,664.1
(1) Of which Dalkia International and its subsidiaries in the amount of €390.8 million as of December 31, 2009.

Assets past due and not impaired break down as follows:

		As of December 31, 2011				Assets past due but not impaired
(€ million)	Note	Gross carrying amount	Impairment	Net carrying amount	Assets not yet due	0-6 months	6 months – 1 year	More than 1 year
Non-current and current operating financial assets	11	5,493.5	(48.2)	5,445.3	5,422.5	11.8	7.4	3.6
Trade receivables	14	9,097.6	(604.7)	8,492.9	6,230.9	1,478.8	344.7	438.5
Other current operating receivables	14	870.7	(65.9)	804.8	585.3	89.8	65.1	64.6
Other non-current financial assets in loans and receivables	12	764.6	(70.4)	694.2	694.2	-	-	-
Current financial assets in loans and receivables	12	134.8	(32.0)	102.8	66.4	23.0	10.8	2.6
LOANS AND RECEIVABLES		16,361.2	(821.2)	15,540.0	12,999.2	1,603.4	428.0	509.4
Other non-current financial assets	12	64.0	(21.7)	42.3	42.3	-	-	-
Other current financial assets	12	11.9	(0.1)	11.8	5.2	0.1	0.2	6.3

Assets past due over 6 months and not impaired (€944 million) mainly consist of trade receivables. They are stable on fiscal year 2010.

Veolia Environnement

Consolidated financial statements 12/31/2011

Payment delays in excess of 6 months are mainly concentrated in three countries where settlement periods are exceptionally long:

•

In Italy, net “trade receivables” of all Group subsidiaries total €339 million as of December 31, 2011, compared to €277 million as of December 31, 2010, for receivables past due over six months. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities and state bodies for which the recovery period is long.

•

In Spain, net “trade receivables” total €54.5 million as of December 31, 2011, compared to €53 million as of December 31, 2010, for receivables past due over six months. These receivables concern the Energy Services division.

•

In Morocco, net “trade receivables” total €31.8 million as of December 31, 2011, compared to €33 million as of December 31, 2010 for receivables past due over six months.

Finally, in France, net trade receivables past due over 6 months total €188.1 million at the end of 2011 (€228 million at the end of 2010), representing 4.9% of customer outstandings (including €117.9 million past due over one year). The majority of this balance concerns amounts invoiced on behalf of local authorities and public bodies, receivables on local authorities and public bodies and VAT.

Financial assets maturity schedule as of December 31, 2010 and 2009:

		As of December 31, 2010				Assets past due but not impaired
(€ million)	Note	Gross carrying amount	Impairment	Net carrying amount	Assets not yet due	0-6 months	6 months – 1 year	More than 1 year
Non-current and current operating financial assets	11	5,690.6	(62,0)	5,628.6	5,596.8	21.4	4.4	6.0
Trade receivables	14	9,852.8	(600.4)	9,252.4	6,956.5	1,555.2	287.3	453.4
Other current operating receivables	14	1,187.5	(77.9)	1,109.6	867.0	81.1	80.8	80.7
Other non-current financial assets in loans and receivables	12	787.0	(72.3)	714.7	714.7	-	-	-
Current financial assets in loans and receivables	12	134.8	(31.6)	103.2	77.7	14.3	6.9	4.3
LOANS AND RECEIVABLES		17,652.7	(844.2)	16,808.5	14,212.7	1,672.0	379.4	544.4
Other non-current financial assets	12	81.0	(22.6)	58.4	58.4	-	-	-
Other current financial assets	12	29.3	(0.2)	29.1	15.8	-	1.8	11.5

		As of December 31. 2009				Assets past due but not impaired
(€ million)	Note	Gross carrying amount	Impairment	Net carrying amount	Assets not yet due	0-6 months	6 months – 1 year	More than 1 year
Non-current and current operating financial assets	11	5,705.0	(53.2)	5,651.8	5,623.7	13.7	7.4	7.0
Trade receivables	14	9,638.3	(560.3)	9,078.0	6,762.1	1,631.7	267.3	416.9
Other current operating receivables	14	1,178.0	(76.8)	1,101.2	747.2	87.3	171.3	95.4
Other non-current financial assets in loans and receivables	12	774.8	(73.5)	701.3	701.3	-	-	-
Current financial assets in loans and receivables	12	195.8	(31.9)	163.9	136.4	10.8	5.6	11.1
LOANS AND RECEIVABLES		17,491.9	(795.7)	16,696.2	13,970.7	1,743.5	451.6	530.4
Other non-current financial assets	12	72.8	(20.2)	52.6	52.6	-	-	-
Other current financial assets	12	57.9	(4.1)	53.8	48.2	-	1.9	3.7

Veolia Environnement

Consolidated financial statements 12/31/2011

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

The Group minimizes counterparty risk through internal control procedures limiting the choice of banking counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s. Standard & Poor's or Fitch's rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies and the size of their equity, and are reviewed monthly. In addition, new derivative transactions must be entered into with counterparties with whom the Group has an ISDA or FBF framework agreement.

Counterparty risk on financial transactions is monitored on an ongoing basis by the middle-office. The Group is not exposed to any risk as a result of material concentration.

As of December 31, 2011, Veolia Environnement SA outstandings exposed to credit risk total €4,283.3 million with regard to investments and €593.2 million with regard to derivative instruments (sum of the fair values of assets and liabilities). These counterparties are investment grade for 99.9% of the total exposure.

Veolia Environnement SA cash surpluses (€4.3 billion as of December 31, 2011) are managed with a profitability objective close to that of the money market, avoiding exposure to capital risk and maintaining a low level of volatility.

They were injected into the following types of investment:

•

non-dynamic monetary UCITS (with the AMF Monetary classification of short-term or monetary) for €1,884 million;

•

certificates of deposit with a maturity of less than three months or term deposits classified as cash equivalents with leading French banks with a short-term rating from Standard & Poor’s. Moody’s or Fitch of A1+/P1/F1, for €1,307 million;

•

negotiable debt securities, commercial paper and treasury notes with a maturity of less than three months issued by top-rated companies and States for €794 million;

•

monetary notes issued by leading French banks with a short-term rating from Standard & Poor’s. Moody’s or Fitch of A1+/P1/F1, for €219 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

30      DERIVATIVES

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, exchange rates and commodity prices (see Note 29, Financial risk Management).

The fair value of derivatives in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Notes	As of December 31, 2011		As of December 31, 2010		As of December 31, 2009
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	30.1	716.0	131.3	560.6	86.8	355.0	76.6
Fair value hedges		654.3	-	531.4	-	351.5	8.3
Cash flow hedges		56.6	109.8	26.7	63.5	-	59.6
Derivatives not qualifying for hedge accounting		5.1	21.5	2.5	23.3	3.5	8.7
Foreign currency derivatives	30.2	38.4	118.9	32.4	126.0	58.6	103.9
Net investment hedges		11.6	30.1	3.6	49.6	13.1	17.1
Fair value hedges		6.0	11.9	2.6	1.0	7.9	0.6
Cash flow hedges		2.3	4.7	9.6	1.3	8.8	0.3
Derivatives not qualifying for hedge accounting		18.5	72.2	16.6	74.1	28.8	85.9
Commodity derivatives	30.3	36.5	46.7	62.7	34.0	63.9	43.6
TOTAL DERIVATIVES		790.9	296.9	655.7	246.8	477.5	224.1
o/w non-current derivatives		742.8	215.4	621.1	195.1	431.9	139.3
o/w current derivatives		48.1	81.5	34.6	51.7	45.6	84.8

The fair value of derivatives recognized in the Consolidated Statement of Financial Position is determined (as described in Note 1.26) and breaks down as follows:

(€ million)	As of December 31, 2011		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	716.0	131.3	100%	100%	-	-
Foreign currency derivatives	38.4	118.9	100%	100%	-	-
Commodity derivatives	36.5	46.7	55.1%	66.8%	44.9%	33.2%
TOTAL DERIVATIVES	790.9	296.9	97.9%	94.8%	2.1%	5.2%

Derivatives valued using internal models integrating certain non-observable data are primarily electricity derivatives for which there are no quoted prices in an active market (primarily electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, data is estimated by Veolia Environnement experts.

(€ million)	As of December 31, 2010		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	560.6	86.8	100%	100%	-	-
Foreign currency derivatives	32.4	126.0	100%	100%	-	-
Commodity derivatives	62.7	34.0	48.5%	61.5%	51.5%	38.5%
TOTAL DERIVATIVES	655.7	246.8	95.1%	94.7%	4.9%	5.3%

Veolia Environnement

Consolidated financial statements 12/31/2011

(€ million)	As of December 31, 2009		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	355.0	76.6	100%	100%	-	-
Foreign currency derivatives	58.6	103.9	100%	100%	-	-
Commodity derivatives	63.9	43.6	35.2%	84.2%	64.8%	15.8%
TOTAL DERIVATIVES	477.5	224.1	91.3%	96.9%	8.7%	3.1%

30.1   Interest-rate derivatives

The fair value of interest rate derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2011		As of December 31.,2010		As of December 31, 2009
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives		716.0	131.3	560.6	86.8	355.0	76.6
Fair value hedges	30.1.1	654.3	-	531.4	-	351.5	8.3
Cash flow hedges	30.1.2	56.6	109.8	26.7	63.5	-	59.6
Derivatives not qualifying for hedge accounting	30.1.3	5.1	21.5	2.5	23.3	3.5	8.7

30.1.1  Fair value hedges

The risk of volatility in the value of debt is hedged by fixed–rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Notes 29 and 18).

Fair value hedging swaps represent a notional outstanding amount of €5,582.3 million as of December 31, 2011, with a net fair value in the Consolidated Statement of Financial Position of €654.3 million, as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2011	5,582.3	200.0	2,679.2	2,703.1	654.3
As of December 31, 2010	6,853.9	-	2,576.7	4,277.2	531.4	-
As of December 31, 2009	6,315.4	-	2,361.1	3,954.3	351.5	8.3

The movement in the nominal value of the fair value hedging portfolio is mainly due to:

•

the early cancellation, for a total amount of €1,299 million, of certain swaps hedging the 2013, 2016, 2018 (USD) and 2037 (pound sterling) EMTN issues;

•

the impact of exchange rate fluctuations on the nominal amount of swaps denominated in pound sterling and U.S. dollar of €28 million.

Despite the resilience of part of the portfolio, the appreciation of the fair value of floating-rate payer swaps was due to the slump in euro, pound sterling and U.S. dollar interest rates in 2011.

Veolia Environnement

Consolidated financial statements 12/31/2011

30.1.2  Cash flow hedges

Cash flow hedges comprise floating-rate receiver/fixed-rate payer swaps mainly on debt secured to finance BOT (Build Operate Transfer) contracts, to the extent the underlying assets generate fixed-rate flows.

Floating-rate receiver / fixed-rate payer swaps – purchase of caps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2011	1,678.5	-	1,417.1	261.4	56.6	109.8
As of December 31, 2010	850.4	193.7	342.0	314.7	26.7	63.5
As of December 31, 2009	997.2	230.9	202.1	564.2	-	59.6

€84.7 million, net of tax, was recorded directly in equity in respect of cash flow hedge interest-rate derivatives as of December 31, 2011.

Contractual flows on interest rate swaps are paid at the same time as contractual flows on floating-rate borrowings and the amount recorded in other comprehensive income is released to net income in the period in which interest flows on the debt impact the Consolidated Income Statement.

The increase in the cash-flow hedging portfolio is mainly due to:

•

the set-up of new swaps in the amount of €700 million and primarily swaps hedging the inflation-indexed bond issue and the syndicated loan facility denominated in Polish zloty;

•

the expiry or cancellation of operations in the amount of €190 million;

•

the increase in the nominal of certain swaps hedging project financing in the Water division in the amount of €310 million.

The decrease in the fair value of fixed-rate payer swaps is mainly due to the decrease in euro interest rates which decreased the fair value of these swaps and the expiry on maturity of a certain number of transactions.

30.1.3  Interest-rate derivatives not qualifying for hedge accounting

A certain number of derivatives do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

(€ million)	Notional amount as of December 31, 2011				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	246.0	209.6	36.4	-	0.9	-
Floating-rate receiver / fixed-rate payer swaps	1,743.9	1,593.5	97.5	52.9	2.1	11.0
Floating-rate receiver / floating-rate payer swaps	250.0	-	250.0	-	1.7	-
Total firm financial instruments	2,239.9	1,803.1	383.9	52.9	4.7	11.0
Purchases of vanilla and structured caps	1,290.2	300.0	990.2	-	0.4	10.5
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	1,290.2	300.0	990.2	-	0.4	10.5
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	3,530.1	2,103.1	1,374.1	52.9	5.1	21.5

Veolia Environnement

Consolidated financial statements 12/31/2011

The increase in the portfolio of interest rate derivatives not qualifying for hedge accounting between 2011 and 2010 is mainly due to:

•

the set-up of new transactions in the amount of €1,710 million and primarily short-term swaps hedging cash investments in the amount of €1,260 million and new optional instruments in the amount of €450 million;

•

partially offset by the expiry of approximately €170 million of financial instruments;

Recap: the breakdown as of December 31, 2010 and 2009 is as follows:

(€ million)	Notional amount as of December 31, 2010				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	358.6	293.7	56.9	8.0	2.5	-
Floating-rate receiver / fixed-rate payer swaps	431.7	247.7	128.1	55.9	-	10.7
Floating-rate receiver / floating-rate payer swaps	250.0	-	250.0	-	-	3.3
Total firm financial instruments	1,040.3	541.4	435.0	63.9	2.5	14.0
Purchases of vanilla and structured caps	952.4	30.0	722.4	200.0	-	9.3
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	952.4	30.0	722.4	200.0	-	9.3
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	1,992.7	571.4	1,157.4	263.9	2.5	23.3

(€ million)	Notional amount as of December 31, 2009				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	333.7	250.1	57.8	25.8	3.4	-
Floating-rate receiver / fixed-rate payer swaps	755.2	627.5	41.5	86.2	-	5.6
Floating-rate receiver / floating-rate payer swaps	200.0	-	-	200.0	-	1.4
Total firm financial instruments	1,288.9	877.6	99.3	312.0	3.4	7.0
Purchases of vanilla and structured caps	1,230.1	277.7	752.4	200.0	0.1	1.7
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	1,230.1	277.7	752.4	200.0	0.1	1.7
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	2,519.0	1.155.3	851.7	512.0	3.5	8.7

Veolia Environnement

Consolidated financial statements 12/31/2011

30.2   Foreign currency derivatives

The fair value of foreign currency derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2011		As of December 31, 2010		As of December 31, 2009
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
FOREIGN CURRENCY DERIVATIVES		38.4	118.9	32.4	126.0	58.6	103.9
Net investment hedges	30.2.1	11.6	30.1	3.6	49.6	13.1	17.1
Fair value hedges	30.2.2	6.0	11.9	2.6	1.0	7.9	0.6
Cash flow hedges	30.2.3	2.3	4.7	9.6	1.3	8.8	0.3
Derivatives not qualifying for hedge accounting	30.2.4	18.5	47.9	16.6	47.6	28.8	67.4
Embedded derivatives			24.3	-	26.5	-	18.5

30.2.1  Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2011 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	CZK	195.2	195.2	-	-	-	0.2
	SEK	60.4	60.4	-	-	-	0.4
	HKD	255.5	255.5	-	-	0.3	4.8
	HUF	36.0	36.0	-	-	0.7	-
	ILS	19.6	19.6	-	-	0.1	-
	JPY	78.9	78.9	-	-	-	1.5
	PLN	246.5	246.5	-	-	4.3	-
	Other	17.2	17.2	-	-	-	-
Embedded derivatives (forward sale)	KRW	85.9	12.9	53.3	19.7	6.2	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	23.2
Total foreign currency derivatives		1 115.2	922.2	113.3	79.7	11.6	30.1
USD borrowings	USD	1,224.5	-	326.3	898.2	N/A	N/A
GBP borrowings	GBP	778.2	-	-	778.2	N/A	N/A
Syndicated loan facility	PLN	307.3	307.3	-	-	N/A	N/A
Total financing		2,310.0	307.3	326.3	1,676.4	N/A	N/A
TOTAL		3,425.2	1,229.5	439.6	1,756.1	N/A	N/A

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2010 are mainly due to:

•

the increase in the fair value of euro/Chinese renminbi yuan cross currency swaps for €18.9 million;

•

the increase in the fair value of the Korean won embedded derivative for €7.8 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or foreign currency derivatives (cross currency swaps. currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:

•

the inter-company loan forming part of the net investment in a foreign operation is not hedged;

•

the hedge is partially ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

•

only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2011 of €86.5 million mainly comprise:

•

the impact of exchange rate fluctuations on hedges of Water division investments in China, Korea, the Czech Republic, Japan and the United States of +€7.4 million;

•

the impact of exchange rate fluctuations on hedges of Veolia Environnement SA investments in the United States of -€19.9 million.

•

the tax consequences of the review of the forecast tax schedule for the France tax group in the amount of -€85 million (see Note 13).

Recap: the breakdown as of December 31, 2010 and 2009 is as follows:

Financial instrument	Notional amount as of December 31, 2010 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	CZK	199.2	199.2	-	-	-	1.6
	GBP	73.8	73.8	-	-	0.2	1.6
	HKD	218.2	218.2	-	-	3.1	0.3
Currency payer swaps	HUF	39.5	39.5	-	-	-	0.5
	ILS	29.5	29.5	-	-	0.2	0.3
	JPY	73.9	73.9	-	-	-	0.2
	PLN	85.8	85.8	-	-	-	1.4
	Other	17.0	17.0	-	-	0.1	-
Embedded derivatives (forward sale)	KRW	98.5	14.7	51.4	32.4	-	1.6
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	42.1
Total foreign currency derivatives		955.4	751.6	111.4	92.4	3.6	49.6
USD borrowings	USD	1,499.9	-	630.1	869.8	n/a	n/a
GBP borrowings	GBP	755.2	-	-	755.2	n/a	n/a
Syndicated loan facility	PLN	257.1	257.1	-	-	n/a	n/a
Total financing		2,512.2	257.1	630.1	1,625.0	n/a	n/a
TOTAL		3,467.6	1,008.7	741.5	1,717.4	n/a	n/a

Veolia Environnement

Consolidated financial statements 12/31/2011

Financial instrument	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	AED	3.7	3.7	-	-	-	-
	AUD	7.5	7.5	-	-	-	0.1
	GBP	67.0	67.0	-	-	2.4	-
	HKD	199.9	196.0	3.9	-	-	0.5
Currency payer swaps	HUF	86.9	86.9	-	-	-	0.5
	ILS	17.9	17.9	-	-	-	-
	JPY	60.3	60.3	-	-	0.6	-
	MXN	1.0	1.0	-	-	-	-
	PLN	5.8	5.8	-	-	-	0.5
Embedded derivatives (forward sale)	KRW	92.4	12.1	42.5	37.8	10.1	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	15.5
Total foreign currency derivatives		662.4	458.2	106.4	97.8	13.1	17.1
USD borrowings	USD	1,339.8	-	411.6	928.2	n/a	n/a
GBP borrowings	GBP	731.9	-	-	731.9	n/a	n/a
Syndicated loan facility	CZK	190.3	190.3	-	-	n/a	n/a
Syndicated loan facility	PLN	219.8	-	219.8	-	n/a	n/a
Total financing		2,481.8	190.3	631.4	1,660.1	n/a	n/a
TOTAL		3,144.2	648.5	737.8	1,757.9	n/a	n/a

30.2.2  Fair value hedges

Financial instruments designated as fair value hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2011 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchases	NOK	47.6	45.1	2.5	-	1.6	0.3
Forward purchases	USD	61.1	53.2	7.9	-	3.1	0.8
Forward purchases	GBP	20.7	19.5	1.2	-	0.7	0.5
Forward sales	AUD	176.7	176.7	-	-	-	2.9
Forward sales	HKD	67.8	44.5	23.3	-	-	3.5
Forward sales	KWD	13.3	6.6	6.7	-	-	1.5
Other currencies		8.2	3.3	4.9	-	0.6	2.4
TOTAL FOREIGN CURRENCY DERIVATIVES						6.0	11.9

The fair value hedges presented above mainly consist of foreign currency hedges in respect of construction contracts.

Veolia Environnement

Consolidated financial statements 12/31/2011

30.2.3  Cash flow hedges

Financial instruments designated as cash flow hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2011 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchases	CZK	39.5	36.4	3.1	-	0.7	2.4
Forward purchases	USD	4.8	4.8	-	-	0.6	0.7
Forward sales	USD	8.0	8.0	-	-	-	0.4
Forward sales	GBP	87.5	46.9	40.6	-	-	0.8
Other currencies		35.8	34.4	1.4	-	1.0	0.4
TOTAL FOREIGN CURRENCY DERIVATIVES						2.3	4.7

The cash flow hedges presented above mainly consist of forward purchases/sales of foreign currencies different from the functional currencies of the entities concerned, in connection with their own activities and particularly hedges entered into in respect of a Private Finance Initiative (PFI) in the United Kingdom.

30.2.4  Hedges of currency exposure in the Consolidated Statement of Financial Position by derivatives not qualifying for hedge accounting

Fair value	As of December 31, 2011
(€ million)	Total	USD	GBP	NOK	HKD	KRW	Other
Forward purchases	2.8	0.2	0.1	3.0	-	-	(0.5)
Currency receiver swaps	2.0	1.8	0.1	-	-	-	0.1
Total currency swaps and forward purchases	4.8	2.0	0.2	3.0	0.0	0.0	(0.4)
Forward sales	(25.4)	(1.5)	(0.1)	-	(0.1)	(24.3)	0.6
Currency payer swaps	(30.2)	(3.7)	(20.5)	-	(8.5)		2.5
Total currency swaps and forward sales	(55.6)	(5.2)	(20.6)	0.0	(8.6)	(24.3)	3.1
Call options	0.0	-	-	-	-	-	-
Put options	(2.9)	-	-	-	-	(2.9)	-
Total currency options	(2.9)	-	-	-	-	(2.9)	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(53.7)	(3.2)	(20.4)	3.0	(8.6)	(27.2)	2.7

Veolia Environnement

Consolidated financial statements 12/31/2011

Recap: Hedges as of December 31, 2010 and 2009 are as follows:

Fair value	As of December 31, 2010
(€ million)	Total	USD	GBP	NOK	SEK	KRW	Other
Forward purchases	(0.8)	(0.6)	(0.6)	-	-	0.1	0.3
Currency receiver swaps	3.0	1.4	1.8	0.1	0.1	-	(0.4)
Total currency swaps and forward purchases	2.2	0.8	1.2	0.1	0.1	0.1	(0.1)
Forward sales	(34.0)	0.7	-	(0.4)	(0.7)	(30.1)	(3.5)
Currency payer swaps	(25.1)	0.2	(12.5)	(4.5)	(2.4)	-	(5.9)
Total currency swaps and forward sales	(59.1)	0.9	(12.5)	(4.9)	(3.1)	(30.1)	(9.4)
Call options	0.0	-	-	-	-	-	-
Put options	(0.6)	-	-	-	-	(0.6)	-
Total currency options	(0.6)	-	-	-	-	(0.6)	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(57.5)	1.7	(11.3)	(4.8)	(3.0)	(30.6)	(9.5)

Fair value	As of December 31, 2009
(€ million)	Total	USD	GBP	NOK	SEK	KRW	Other
Forward purchases	(0.9)	(0.7)	(1.0)	-	-	-	0.8
Currency receiver swaps	10.3	8.2	0.2	0.1	0.1	-	1.7
Total currency swaps and forward purchases	9.4	7.5	(0.8)	0.1	0.1	-	2.5
Forward sales	(17.4)	2.0	(0.1)	0.1	-	(18.5)	(0.9)
Currency payer swaps	(49.1)	1.4	(17.6)	(11.1)	(11.4)	-	(10.4)
Total currency swaps and forward sales	(66.5)	3.4	(17.7)	(11.0)	(11.4)	(18.5)	(11.3)
Call options	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-
Total currency options	-	-	-	-	-	-	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(57.1)	10.9	(18.5)	(10.9)	(11.3)	(18.5)	(8.8)

The above portfolio of foreign currency derivatives was mainly contracted by Veolia Environnement SA to hedge its foreign currency-denominated net debt (comprising foreign currency-denominated borrowings and foreign currency-denominated inter-company loans and borrowings).

30.3   Commodity derivatives

As of December 31, 2011, the fair value of commodity derivatives totals €36.5 million in assets and €46.7 million in liabilities. The €38.9 million decrease in fair value on December 31, 2010 is mainly due to the impact of:

•

a €18.7 million decrease in the fair value of electricity instruments, mainly due to the expiry of profitable positions in 2011;

•

a €24.8 million decrease in the fair value of gas transactions, due to the increase in the crude oil – gas price differential;

•

a €5.7 million increase in the fair value of CO2 transactions, due to the impact of a fall in the price of CO2 on a portfolio of forward sales.

Veolia Environnement

Consolidated financial statements 12/31/2011

(€ million)	As of December 31, 2011		As of December 31, 2010		As of December 31, 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	36.5	46.7	62.7	34.0	63.9	43.6
Electricity	22.2	21.6	42.2	22.9	53.1	18.3
Fuel	4.3	0.3	4.9	0.7	9.1	7.1
Gas	-	15.9	8.9	-	-	1.3
CO2	8.9	3.0	0.7	0.5	0.8	0.4
Coal	1.1	4.6	6.0	8.4	0.9	15.5
Other	-	1.3	-	1.5	-	1.0

Pursuant to IAS 39, these derivatives break down as follows:

(€ million)	As of December 31, 2011		As of December 31, 2010		As of December 31, 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	36.5	46.7	62.7	34.0	63.9	43.6
Fair value hedges	-	1.3	-	0.5	-	0.3
Cash flow hedges	12.4	20.6	20.1	10.4	10.0	23.9
Derivatives not qualifying for hedge accounting	24.1	24.8	42.6	23.1	53.9	19.4

Material contract notional amounts (electricity – see Note 1.23) are as follows:

30.3.1  Electricity

(€ million)	Notional contract amounts as of December 31, 2011 by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	11,420	774	2,293	8,353
• in € million	734	43	147	544
Electricity sales instruments:
• in Gwh	831	831	-	-
• in € million	58	58	-	-

Electricity purchase instruments cover the period 2012 to 2025 and have a market value of -€11 million, based on valuation assumptions at the year end. Sales instruments maturing in 2012 have a net market value of €12 million. These transactions are recorded in the Consolidated Statement of Financial Position at fair value based on the quoted price of commodities with similar maturities and using internal models integrating non-observable data in the absence of a liquid market.

Veolia Environnement

Consolidated financial statements 12/31/2011

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of + €5.6 million and -€5.8 million, respectively.

(€ million)	Notional contract amounts as of December 31, 2010 by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	11,186	700	2,100	8,386
• in € million	770.2	41.1	139.7	589.4
Electricity sales instruments:
• in Gwh	1,512	735	777	-
• in € million	110.8	55.2	55.6	-

(€ million)	Notional contract amounts as of December 31, 2009 by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	13,196	1,052	2,934	9,210
• in € million	696.0	55.2	158.4	482.4
Electricity sales instruments:
• in Gwh	3,051	1,110	1,941	-
• in € million	215.2	72.3	142.9	-

30.3.2  Greenhouse gas emission rights

Greenhouse gas emission instruments are recorded in assets in the amount of €8.9 million and in liabilities in the amount of €3 million. Primarily these amounts concern forward purchases and sales designated as cash flow hedges. Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights (EUA) for Carbon Emission certificates, maturing at the end of 2012. These transactions not qualifying for hedge accounting are recorded in assets in the amount of €2 million and in liabilities in the amount of €1.7 million. The impact of these transactions on the Consolidated Income Statement in 2011 is nil.

Veolia Environnement

Consolidated financial statements 12/31/2011

31      EMPLOYEE BENEFIT OBLIGATION

Share based compensation

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management.

Outstanding option plans at the end of 2011 were as follows:

	N°8	N°7	N°6	N°5	N°4
	2010	2007	2006	2004	2003
Grant date	09/28/2010	07/17/2007	03/28/2006	12/24/2004	03/24/2003
Number of options granted	2,462,800	2,490,400	4,044,900	3,341,600	5,192,635
Number of options not exercised	2,369,200	562,350*	3,286,799	3,062,914	0
Plan term	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service plus performance conditions	4 years service plus performance conditions	4 years service	3 years service plus performance conditions for certain plans	3 years service
Vesting method	After 4 years	After 4 years	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years
Strike price (in euros)	22.50	57.05	44.03**	24.32**	22.14**

*    Given the performance criteria, the number of options effectively exercisable was reduced by 1,742,650 in 2008.

**  Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2007). The initial strike prices for plans no.4, no.5 and no.6 were €22.50. €24.72 and €44.75, respectively.

2011

The Group did not grant any share options in 2011.

2010

In 2010, the Group granted 2,462,800 share options to members of the Executive Committee (excluding the Chief Executive Officer) and three employee groups. The first group comprises Veolia Environnement Group key management, including members of the Executive Committee. The second group comprises other Group management members and the third one includes high-performing executive and non-executive employees. The estimated fair value of each option granted in 2010 is €1.86. This value was calculated using the Black and Scholes model, based on the following underlying assumptions: share price of €19.72, volatility of 26.6% based on share prices over a 6-year period in line with the estimated maturity of the plan, expected annual yield of 6.14%, risk-free interest rate of 1.97% and estimated exercise maturity of six years.

2008 and 2009

The Group did not grant any share options in 2008 or 2009.

Veolia Environnement

Consolidated financial statements 12/31/2011

2007

In 2007, the Group granted 2.490.400 share options to two employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007 was €13.91. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate of 4.59% and estimated exercise maturity of 6 years.

In 2007, the Group granted 333.700 Free Shares to employees recognized for their excellent performance in 2006. In France, rights vest after two years, followed by a two year lock-in period and are subject to performance conditions. Outside France, rights vest after four years subject to performance conditions. The estimated fair value of each free share granted in 2007 was €57.26, net of dividends not received during the vesting period and. for shares granted to French employees, a discount for non-transferability.

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

The performance condition determining the number of options granted under the three 2007 plans (share options. free shares and SAR) was the increase in net earnings per share between December 31, 2006 and December 31, 2008. This was taken into account in the calculation of the number of options vested and the compensation expense.

2006

In 2006, the Group granted 4.044.900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was €10.01. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate 3.69% and estimated exercise maturity of 6 years.

Veolia Environnement

Consolidated financial statements 12/31/2011

Information on share purchase and subscription options granted since 2001 is presented below, with a breakdown of movements in 2007, 2008, 2009, 2010 and 2011 (share option plans excluding free share plans and SAR plans (settled in cash):

	Number of options	Weighted average strike price (in euros)
As of December 31, 2006	16,800,258	33.67
Granted	2,490,400	57.05
Adjustment for share capital increase of July 10, 2007	228,525	33.79
Exercised	(4,046,076)	30.20
Cancelled	(51,934)	49.70
Expired	-
As of December 31, 2007	15,421,173	37.71
Granted	-	-
Exercised	(886,095)	28.36
Cancelled	(242,056)	46.78
Expired	(1,804.495)*	56.17
As of December 31, 2008	12,488,527	35.53
Granted	-	-
Exercised	(31,011)	25.06
Cancelled	(148,418)	46.05
Expired	(1,382,525)	40.59
As of December 31, 2009	10,926,573	34.78
Granted	2,462,800	22.50
Exercised	(71,113)	29.46
Cancelled	(310,576)	45.43
Expired	(1,895,041)	36.65
As of December 31, 2010	11,112,643	31.48
Granted	-	-
Exercised	(64,197)	22.14
Cancelled	(287,140)	38.30
Expired	(1,480,043)	22.14
As of December 31, 2011	9,281,263	31.48
* Including 1,742,650 due to failure to meet performance conditions.

The average share price at the time of option exercise in 2011 was €22.15.

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2011 are as follows:

Strike price	Number of options outstanding	Weighted average strike price (in euros)	Average residual term (in years)	Number of options vested
20-25	5,432,114	23.53	3.61	3,062,914
40-45	3,286,799	44.03	2.35	3,286,799
55-60	562,350	57.05	3.54	562,350

As of December 31, 2011, 6,912,063 options can be exercised.

Veolia Environnement

Consolidated financial statements 12/31/2011

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

In 2009, in the absence of a discount for plan subscribers, the expense recognized for the savings plan totaled €5.1 million and corresponds to the contribution valued as of July 3, the transaction closing date, less a non-transferability discount for the standard plan of €915.000.

Veolia Group applies the recommendations of the CNC (communiqué of December 21, 2004 on Company Savings Plans and supplementary notice of February 2, 2007). The discount for non-transferability was determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares, financed by a loan.

The following assumptions were adopted in 2010 and 2009:

	2010	2009
Risk-free interest rate	1.81%	2.76%
Interest rate for calculating the carrying cost	5.74%	6.9%
Notional cost of non-transferability of shares (as a percentage of the spot rate of the shares at the grant date)	17%	17.9%

Pension plans and other post-employment benefits

a - Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In certain subsidiaries, supplementary defined contribution plans were set up. Expenses incurred by the Group under these plans total €70 million for 2011 (excluding the Transportation business), €98 million for 2010 and €91 million for 2009.

Certain Group companies have established defined benefit pension plans and/or offer other post-employment benefits (mainly retirement termination payments). The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2011 (excluding the Transportation business) of €1,178 million (and plan assets of €1,057 million) and in France with a pension obligation as of December 31, 2011 of €466 million (and plan assets of €119 million).

Veolia Environnement

Consolidated financial statements 12/31/2011

In the United Kingdom pension obligations relate to several plans and mainly final salary defined-benefit plans that are funded through an independent pension fund. Most of these plans are closed to new entrants. The duration of these plans is 18 years.

In France, approximately 75% of the liabilities relate to retirement indemnities (legally required payments) paid in a lump sum. These indemnities represent a number of months’ salary based on Group seniority and are legally required by the applicable collective-bargaining agreement to be paid at the time the employee retires. The duration of these plans is approximately 13 years. A portion of these liabilities is financed through insurers’ funds.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Germany, the Netherlands and Sweden and concern approximately 4,600 employees in 2011 (excluding the Transportation business). The corresponding expense recorded in the consolidated income statement is equal to annual contributions and totals approximately €13 million in 2011 and €29 million in 2010 and 2009. Multi-employer plans in Sweden and the Netherlands are funded by capitalization; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States.

b - Obligations in respect of defined benefit pension plans and other post-employment benefits

The following tables present obligations in respect of defined benefit pension plans and other post-employment benefits.

NB: these tables exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not. therefore. result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

Veolia Environnement

Consolidated financial statements 12/31/2011

b-1  Change in the Defined Benefit Obligation (DBO)

Change in the defined-benefit obligation	As of December 31,
	Pension plans and other post- employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2011	2010	2009	2011	2010	2009
Defined benefit obligation at beginning of year	2,062.7	1,770.1	1,522.0	53.2	41.5	41.7
Restatement of the defined benefit obligation of the Transportation business. in the course of divestiture	(172.1)			(37.6)
Defined benefit obligation at beginning of year	1,890.6	1,770.1	1,522.0	15.6	41.5	41.7
Current service cost	49.3	57.1	51.3	0.9	1.5	0.6
Interest cost	86.9	92.9	89.4	0.6	2.3	2.4
Plan participants’ contributions	4.3	5.4	5.7	-	-	-
Benefit obligation assumed on acquisition of subsidiaries *	3.4	64.7	5.1	2.4	-	-
Benefit obligation transferred on divestiture of subsidiaries **	(20.6)	(14.5)	(14.3)	-	(1.8)	-
Curtailments	(8.8)	(3.6)	(9.3)	-	-	-
Liquidations ***	(23.0)	(10.3)	(1.1)	(5.6)	-	(2.6)
Actuarial losses (gains)	3.1	106.2	142.6	1.8	3.8	1.3
Benefits paid	(79.2)	(86.6)	(78.8)	(1.6)	(3.3)	(2.8)
Plan amendments	10.1	10.6	3.3	-	3.8	-
Other (incl. changes in consolidation scope and foreign exchange translation)	41.2	70.7	54.2	-0.1	5.4	0.9
(A) DEFINED BENEFIT OBLIGATION AT END OF YEAR	1,957.3	2,062.7	1,770.1	14.0	53.2	41.5

*       In 2010, primarily concerns the DBO assumed by the Group following the Phoenix contract win in the United States in the amount of €56.8 million.

**    In 2011, this line includes the decrease in the DBO associated with the divestiture of Proxiserve (Energy Services division) of €12.8 million.

***  Primarily, in 2011, the early termination of the management agreement between the City of Indianapolis and Veolia led to a reduction in the DBO (liquidation) of €15.0 million.

Other changes in the defined benefit obligation for pension plans and other post-employment benefits (excluding health insurance coverage of retirees) primarily concern the impact of foreign exchange translation (€38 million in 2011, €67 million in 2010 and €60 million in 2009).

Veolia Environnement

Consolidated financial statements 12/31/2011

b-2  Change in plan assets

Change in plan assets	As of December 31,
	Pension plans and other post- employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2011	2010	2009	2011	2010	2009
Fair value of plan assets at beginning of year	1,290.3	1,101.9	901.1	-	-	-
Restatement of the fair value of plan assets of the Transportation business. in the course of divestiture	71.3
Fair value of plan assets at beginning of year	1,219.0	1,101.9	901.1	-	-	-
Expected return on plan assets	66.7	67.4	58.6	-	-	-
Actuarial gains (losses)	(16.5)	35.6	79.2	-	-	-
Group contributions **	37.5	58.4	63.4	-	-	-
Plan participants’ contributions	4.3	5.4	5.7	-	-	-
Plan assets acquired on acquisition of subsidiaries *	0.2	38.5	4.1	-	-	-
Plan assets transferred on divestiture of subsidiaries	(2.7)	(6.7)	(2.4)	-	-	-
Liquidations	(13.6)	(8.4)	(0.9)	-	-	-
Benefits paid	(48.2)	(52.8)	(50.5)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	35.1	51.0	43.6	-	-	-
(B) FAIR VALUE OF PLAN ASSETS AT END OF YEAR	1,281.8	1,290.3	1,101.9	-	-	-

*    In 2010, primarily concerns plan assets acquired by the Group following the Phoenix contract win in the United States in the amount of €38.4 million.

**  Group contributions in 2009 include exceptional contributions of €7 million in the United Kingdom.

Other changes in plan assets primarily concern the impact of foreign exchange translation (€34 million in 2011, €48 million in 2010 and €51 million in 2009).

The Group plans to make contributions of €36 million to defined benefit plans in 2012.

Group pension plan assets (excluding the Transportation business) were invested as follows as of December 31, 2011, 2010 and 2009:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Shares	47%	47%	46%
Bonds and debt instruments	43%	45%	41%
Insurance risk-free funds	9%	5%	13%
Liquid assets	0%	2%	0%
Other	1%	1%	0%

Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and expected long-term rates of return are based on long-term market performance statistics.

The actual return on plan assets (expected return on plan assets + actuarial gains/losses) was €50.2 million at the end of 2011 (excluding the Transportation business), compared to €103.0 million at the end of December 2010 and €137.8 million at the end of December 2009.

Veolia Environnement

Consolidated financial statements 12/31/2011

The expected return on plan assets in the United Kingdom (representing the vast majority of Group plan assets) is determined individually for each plan based on market expectations and depends in particular on the investment strategy of each division. The expected return on plan assets in 2012 is €63 million.

b-3  Change in funding status and the provision

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2011	2010	2009	2011	2010	2009
Funding status = (B) – (A)	(675.5)	(772.4)	(668.2)	(14.0)	(53.2)	(41.5)
Unrecognized past service cost	79.9	93.3	88.4	-	2.9	0.6
Other	-	-	-	-	-	-
NET OBLIGATION	(595.6)	(679.1)	(579.8)	(14.0)	(50.3)	(40.8)
Provisions	(606.1)	(686.2)	(594.2)	(14.0)	(50.3)	(40.8)
Prepaid benefits	10.5	7.1	14.4	-	-	-
Fiscal year 2011 is presented excluding the Transportation business.

Provisions for post-employment benefits total €620.1 million (excluding the Transportation business),compared to €736.5 million in 2010 (of which €128.2 million for Transportation business). In 2011, this amount includes in particular provisions of €1.6 million reclassified in the consolidated statement of financial position in Liabilities directly associated with assets held for sale (i.e. an amount of €618.5 million recorded in the consolidated statement of financial position).

Excluding the Transportation business, the defined benefit obligation (DBO) is €343.2 million for unfunded defined benefit pension plans and other post-employment benefits (excluding health insurance coverage of retirees) and €1.641.1 million for partially or fully funded plans as of December 31, 2011 compared to €409.9 million and €1.652.8 million at the end of 2010 and €347 million and €1.423 million at the end of 2009.

b-4  Change in reimbursement rights

Change in repayment entitlement (€ million)	2011	2010	2009
Fair value of repayment entitlement at beginning of year	24.2	22.4	22.3
Restatement of the fair value of the repayment entitlement of the Transportation business in the course of divestiture	19.2
Fair value of repayment entitlement at beginning of year	5.0	22.4	22.3
Expected return on repayment entitlement	0.3	0.9	0.9
Actuarial gains (losses)	(0.8)	1.4	0.9
Repayment entitlement acquired on acquisition of subsidiaries	-	0.8	-
Repayments	(0.7)	(1.4)	(1.9)
Other (incl. new repayment entitlements)	-	0.1	0.2
FAIR VALUE OF REPAYMENT ENTITLEMENT AT END OF YEAR	3.8	24.2	22.4

The market value of repayment entitlement recorded in assets as of December 31, 2011 is €3.8 million. Reimbursement rights concern the portion of employee rights to post-employment benefits corresponding to periods during which the employee was employed by a previous employer or where the operating contract stipulates that employee entitlement to post-employment benefits is assumed by a third party.

Veolia Environnement

Consolidated financial statements 12/31/2011

b-5  Impact on the consolidated income statement

The net benefit cost is presented excluding the Transportation business in 2011 and breaks down as follows:

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2011	2010	2009	2011	2010	2009
Current service cost	49.3	57.1	51.3	0.9	1.5	0.6
Interest cost	86.9	92.9	89.4	0.6	2.3	2.4
Expected return on plan assets	(66.7)	(67.4)	(58.6)	-	-	-
Expected return on repayment entitlement	(0.3)	-	-	-	(0.9)	(0.9)
Past service costs recognized in the year	10.6	11.1	10.2	-	1.5	0.4
Curtailments / liquidations	(15.4)	(3.0)	(9.5)	(5.6)	-	(2.6)
Other (1)	2.0	(0.9)	(12.3)		-	-
NET BENEFIT COST	66.4	89.8	70.5	(4.1)	4.4	(0.1)
(1) In 2009, the “Other” heading primarily includes provision charges and reversals for employee benefit obligations relating to contract wins and losses.

These costs are recorded in full in operating income, except for interest costs and the expected return on plan assets which are recorded in net finance costs.

The net benefit cost of the Transportation business for fiscal years 2009 and 2010 breaks down as follows:

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)		Health insurance coverage of retirees
	2010	2009	2010	2009
Current service cost	5.9	5.1	0.5	0.4
Interest cost	5.9	4.3	1.7	1.6
Expected return on plan assets	(2.6)	(0.9)	-	-
Expected return on repayment entitlement	-	-	(0.9)	(0.9)
Past service costs recognized in the year	0.7	0.3	1.5	0.4
Curtailments / liquidations	(0.4)	(0.9)	-	-
Other (1)	0.2	(12.3)	-	-
NET BENEFIT COST	9.7	(4.4)	2 .8	1.5
(1) In 2009, the “Other” heading primarily includes provision charges and reversals for employee benefit obligations relating to contract wins and losses.

c - Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented.

Veolia Environnement

Consolidated financial statements 12/31/2011

Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)

The benefit obligation in respect of pension plans as of December 31, 2011 (excluding the Transportation business), 2010 and 2009 is based on the following average assumptions:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Discount rate	4.54%	4.76%	5.23%
Expected rate of salary increase	3.58%	3.44%	3.66%

As of December 31, 2011, 2010 and 2009, the discount rates in the main regions with regard to post-employment commitments are as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
United Kingdom	4.70%	5.10%	5.50%
Euro zone	4.70%	4.60%	5.25%

Expected returns on plan assets in 2011, 2010 and 2009, as defined at the start of each year to determine the amount recorded in the income statement, are as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Expected return on plan assets	5.7%	5.9%	6.5%
Average residual active life expectancy (in years)	12.2	12.9	13.0

In the United Kingdom, where the vast majority of plan assets are located, the expected return, as defined at the start of 2011, was 6.1%.

The actual return on plan assets in 2011, 2010 and 2009 was 4.0%, 8.6% and 13.8%, respectively.

Sensitivity of the benefit obligation and the current service cost to rate changes

The Group benefit obligation (excluding the Transportation business) is especially sensitive to discount and inflation rates. A 1% increase in the discount rate would decrease the benefit obligation by €262 million and the current service cost of the next year by €7 million. A 1% decrease in the discount rate would increase the benefit obligation by €311 million and the current service cost of the next year by €9 million. Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €246 million and the current service cost of the next year by €9 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €215 million and the current service cost by €7 million.

A 1% increase in the expected rate of return assumption would generate additional income of €12.3 million.

Veolia Environnement

Consolidated financial statements 12/31/2011

Health insurance coverage of retirees (excluding the Transportation business)

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Assumed rate of increase in health costs in the coming year	5.36%	5.6%	4.9%
Target rate of increase in costs	3.7%	3.9%	3.5%
Year long-term rate is expected to stabilize	2019	2020	2019

In 2011, health insurance plans for retired employees are primarily concentrated in the United States (in prior years these plans included health insurance plans for retired employees in France in the Transportation business).

Assumptions concerning the growth in health insurance costs have little impact on the defined benefit obligation and the current service cost.

Amounts for the current and four prior periods are as follows:

Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)	2011 (*)	2010	2009	2008	2007
Benefit obligation at year end	(1,957.3)	(2,062.7)	(1,770.1)	(1,522.0)	(1,733.4)
Fair value of plan assets at year end	1,281.8	1,290.3	1,101.9	901.1	1,242.7
Funding status	(675.5)	(772.4)	(668.2)	(620.9)	(490.7)
Actuarial gains (losses) / experience adjustments on obligations	(20.0)	0.3	(11.7)	8.8	(0.7)
% of the benefit obligation	1.02%	(0.02%)	0.66%	(0.58%)	0.04%
Actuarial gains (losses) / experience adjustments on plan assets	(16.5)	35.6	79.2	(219.6)	(5.6)

Health insurance coverage of retirees	2011	2010	2009	2008	2007
Benefit obligation at year end	(14.0)	(53.2)	(41.5)	(41.7)	(41.0)
Fair value of plan assets at year end	-	-	-	-	-
Funding status	(14.0)	(53.2)	(41.5)	(41.7)	(41.0)
Actuarial gains (losses) / experience adjustments on obligations	(0.2)	0.7	0.5	1.9	1.9
% of the benefit obligation	1.4%	(1.25%)	(1.20%)	(4.56%)	(4.63%)
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-	-	-
(*) Amounts for fiscal year 2011 exclude the Transportation business.

The cumulative amounts of actuarial gains and losses on obligations and plan assets recognized in other comprehensive income and the change in the asset ceiling are as follows:

	2011	2010	2009
Cumulative amounts as of January 1	(320.5)	(247.5)	(185.8)
Change in the period	(12.4)	(73.0)	(61.7)
CUMULATIVE AMOUNTS AS OF DECEMBER 31	(332.9)	(320.5)	(247.5)

Veolia Environnement

Consolidated financial statements 12/31/2011

32      MAIN ACQUISITIONS

32.1   Acquisitions in 2011

Acquisitions in 2011 with related cash flows of more than €100 million are detailed below.

Acquisitions in 2011 with related net cash flows of less than €100 million represent business combination costs of €42.4 million. These acquisitions contributed €49.8 million to Group revenue in 2011.

These transactions were recognized in accordance with the standard on business combinations (IFRS 3 revised).

Under IFRS 3 revised, the Group has a period of 12 months commencing the acquisition date during which to finalize the accounting recognition of the business combination considered. Asset and liability fair values adopted at the year-end may, therefore, change.

In general, goodwill balances are justified by synergies with existing operations in the Group and future developments.

Acquisition of SPEC in the Energy Services division (in Poland)

On October 11, 2011, Dalkia Polska acquired an 85% controlling stake in Stołeczne Przedsiębiorstwo Energetyki Cieplnej S.A. (SPEC), the owner and operator of the urban heating network of the City of Warsaw and its subsidiary Finpol.

SPEC and its subsidiary are below Dalkia International in the organizational structure and are proportionately consolidated at Group level in the amount of 75.81%.

This acquisition forms part of the development of the Dalkia business model in Continental Europe and the Dalkia group’s strategy. The acquisition of the Warsaw network should create significant value for Dalkia, thanks to its operational, employee-related and regulatory know-how and its experience in Poland.

The acquisition was recognized in accordance with the standard on business combinations (IFRS 3 revised).

The appraisal process to recognize the acquired assets and liabilities at fair value is still in progress at the year end and will be finalized in 2012. Procedures are primarily being concentrated on the heating network of the City of Warsaw, based on an external appraisal.

Veolia Environnement

Consolidated financial statements 12/31/2011

The provisional fair values of assets and liabilities at the year-end are as follows:

(€ million)	Net carrying amount (proportionate share)	Acquisition method (proportionate share)	Provisional fair value as of December 31, 2011 (proportionate share)
ASSETS (+)
Non-current assets
Other intangible assets	0.7	2.0	2.7
Property. plant and equipment	187.9	131.1	319.0
Deferred tax assets	9.5	2.6	12.1
Current assets			-
Inventories and work-in-progress	4.9	-	4.9
Operating receivables	16.8	-	16.8
Other current operating assets	0.2	-	0.2
Cash and cash equivalents	22.9	-	22.9
LIABILITIES (-)
Non-controlling interests	(27.6)	(14.6)	(42.2)
Non-current liabilities
Non-current provisions	(19.0)	4.7	(14.3)
Deferred tax liabilities	(1.2)	(25.3)	(26.5)
Current liabilities
Operating liabilities	(29.7)	(18.1)	(47.8)
Current provisions	(8.9)	-	(8.9)
NET ASSETS ACQUIRED	156.5	82.4	238.9
Net assets. proportionate share			238.9
Residual goodwill			10.7
Consideration transferred (cost of the business combination)			249.6
Acquisition cash flows(1)			226.7
Cash outflow			249.6
Cash inflow			22.9
(1) Net cash flows totalled €299.0 million (100%).

Acquisition costs of €0.7 million were recorded in operating income.

SPEC contributed €77.1 million to revenue in 2011. Had it been consolidated from January 1, 2011, it would have contributed €260.9 million to Group revenue in 2011.

In addition, the Group granted a put option over the residual 15% stake held by employees at a price of PLN 100 per share. Employees may exercise this option up until 2014. The liability relating to this commitment was recognized in borrowings through equity.

32.2   Acquisitions in 2010

The fair values of assets and liabilities acquired recognized at the 2010 year-end in the non-definitive opening balance sheets of fiscal year 2010 acquisitions as of December 31, 2010 (United Utilities in the Water division, New World Resources Energy in the Energy Services division and companies previously held jointly with Suez Environnement in the Water division) were not materially changed during the 12-month period following their acquisition dates.

Veolia Environnement

Consolidated financial statements 12/31/2011

33      CONSTRUCTION CONTRACTS

As described in Note 1.22. Veolia Group recognizes its construction contracts under the percentage of completion method. At each period-end, a statement per contract compares the amount of costs incurred, plus profits (including any provisions for losses to completion) with intermediary billings: “Construction contracts in progress / Assets” therefore represents contracts for which the costs incurred and profits recognized exceed amounts billed.

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Construction contracts in progress / Assets (A)	622.4	500.0	358.7
Construction contracts in progress / Liabilities (B)	294.1	238.1	292.4
Construction contracts in progress / net (A) – (B)	328.3	261.9	66.3
Costs incurred plus income and losses recognized to date (C)	5,798.1	5,757.4	5,413.7
Amounts billed (D)	5,469.8	5,495.5	5,347.4
Construction contracts in progress / net (C) – (D)	328.3	261.9	66.3
Customer advances	88.4	55.0	36.8

Veolia Environnement

Consolidated financial statements 12/31/2011

34      OPERATING LEASES

The Group enters into operating leases mainly for transportation equipment and buildings.

Future minimum lease payments under operating leases amount to €2,686.7 million as of December 31, 2011, compared to €3,108.1 million as of December 31, 2010 and €2,753.7 million as of December 31, 2009.

As of December 31, 2011, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2012	583.9
2013 & 2014	817.8
2015 & 2016	529.9
2017 and thereafter	755.1
TOTAL FUTURE MINIMUM LEASE PAYMENTS	2,686.7

Total future minimum lease payments amount to €2,686.7 million including €864.2 million in respect of the Veolia Transdev group, reclassified in discontinued operations, as of December 31, 2011 (see Note 4).

Lease payments for the period

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Minimum lease payments expensed in the year	640.2	732.7	630.9
Contingent rent expensed in the year	19.2	18.7	18.7
TOTAL LEASE PAYMENTS FOR THE YEAR	659.4	751.4	649.6
Including total lease payments for the year for the Veolia Transdev group	165.8	262.9	308.1

Lease payments for the year concerning the Veolia Transdev group are recognized in net income from discontinued operations following the Group’s decision to withdraw from this business (see Note 4).

Sub-lease revenue is not material.

Assets leased under operating leases

The value of assets concerned by operating leases within the Group is not material.

Veolia Environnement

Consolidated financial statements 12/31/2011

35      PROPORTIONATELY CONSOLIDATED COMPANIES

Summarized financial information in respect of proportionately consolidated companies is set out below (Group share):

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Non-current assets	8,154.4	8,421.2	8,188.4
Current assets	3,848.3	4,021.6	3,984.1
TOTAL ASSETS	12,002.7	12,442.8	12,172.5
Equity attributable to owners of the Company	2,794.4	3,256.5	3,128.1
Equity attributable to non-controlling interests	1,008.5	1,065.3	915.1
Non-current liabilities	3,161.7	3,295.2	3,295.8
Current liabilities	5,038.1	4,825.8	4,833.4
TOTAL EQUITY AND LIABILITIES	12,002.7	12,442.8	12,172.4

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Income Statement data
Revenue	5,665.6	5,767.6	5,520.3
Operating income	201.0	710.7	636.8
Net income for the year	(108.8)	311.6	326.5
Financing data
Operating cash flows	779.5	671.1	819.8
Investing cash flows	(583.5)	(193.7)	(644.9)
Financing cash flows	(363.4)	(213.5)	(316.1)

The most material proportionately consolidated entities are as follows:

•

The assets and liabilities of the Veolia Transdev group, proportionately consolidated from March 3, 2011, were reclassified in discontinued operations as of December 31, 2011 (see Note 4) and are not included in the above figures;

•

BWB (Berlin water services company) in the Water division in Germany is 50% consolidated and contributed revenue of €596 million, operating income of €205.1 million, net assets of €2,656.9, million and net financial debt of €1,464.2 million;

•

Dalkia International is 75.81% consolidated and contributed revenue of €2,691.4 million, an operating loss of €141.7 million and net assets of €2,162.4 million;

•

The Proactiva Group in South America is 50% consolidated and contributed revenue of €236.1 million, operating income of €32.5 million and net assets of €169.2 million;

•

The Shenzhen, Tianjin Shibei and Pudong contracts in the Water division in China are 25%, 49% and 50% consolidated respectively and contributed €166.6 million, €61.6 million and €81.1 million respectively to revenue and €417.3 million, €285.7 million and €198.8 million respectively to net assets;

•

In North Africa and the Middle East. Azalyia and its subsidiaries consolidated 51%, contributed revenue of €287.9 million, an operating loss of €36.5 million, net assets of €441.4 million and net financial debt of €312.9 million. The Group’s partner, Mubadala, announced its intention to withdraw in June 2012. Control remains joint as of December 31, 2011.

Veolia Environnement

Consolidated financial statements 12/31/2011

36      TAX AUDIT

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

The tax authorities have also carried out various tax audits in respect of both consolidated tax groups and individual entities. To date, none of these reviews have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks. Certain audits are closed (Veolia Eau-Compagnie Générale des Eaux. Compagnie des Eaux et de l’Ozone, Dalkia France, Sade). These companies received revised tax assessments which did not indicate risks greater than those already provided in the Group accounts.

In Italy, in the Energy Services division, Siram received revised tax assessments in respect of fiscal years 2004 and 2005. Litigation proceedings were initiated with respect to these tax assessments. The liabilities arising from this litigation have been anticipated and provided for in accordance with IAS 37.

On March 10, 2010, Veolia Environnement through its subsidiary Venao received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter (Worthless Stock Deduction), in the amount of USD4.5 billion (tax base). They also relate to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. These NOPA’s were received following the request by the Group for a pre-filing agreement from the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water division activities (“Worthless Stock Deduction”).

During 2010 and 2011, the Group continued to discuss these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of December 31, 2011 and 2010, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for U.S. $4.5 billion (tax base) as well as other issues for an estimated aggregate amount of U.S. $0.7 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes. Based on information available to the Company, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and had recorded a deferred tax asset relating to these tax losses.

Furthermore, a new audit was initiated by the US tax authorities in respect of fiscal years 2007 and 2008 for all the Group’s US entities. As of December 31, 2011, this audit is still ongoing. No major risks have been identified to date.

Veolia Environnement

Consolidated financial statements 12/31/2011

37      OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL

Commitments given

Off-balance sheet commitments given break down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	7,321.0	8,259.5	9,404.8	3,731.8	3,200.3	2,472.7
Operational guarantees including performance bonds	7,158.9	8,149.3	8,999.0	3,543.0	3,036.7	2,419.3
Purchase commitments	162.1	110.2	405.8	188.8	163.6	53.4
Commitments relating to the consolidation scope	861.1	772.0	885.0	400.9	276.1	208.0
Vendor warranties	421.0	469.4	731.6	310.0	218.4	203.2
Purchase commitment	263.0	192.9	83.4	27.2	56.0	0.2
Sale commitment	6.5	3.7	2.5	2.2	0.3	-
Other commitments relating to the consolidation scope	170.6	106.0	67.5	61.5	1.4	4.6
Financing commitments	945.1	904.1	493.3	209.2	214.0	70.1
Letters of credit	604.5	486.4	321.4	143.7	168.5	9.2
Debt guarantees	340.6	417.7	171.9	65.5	45.5	60.9
TOTAL COMMITMENTS GIVEN	9,127.2	9,935.6	10,783.1	4,341.9	3,690.4	2,750.8

In addition to commitments given, Veolia Environnement has also granted commitments of unlimited amount concerning:

•

a joint and several performance bond in respect of a shareholders’ agreement entered into on the acquisition of a municipal company in Germany, in the Water division;

•

operational performance bonds, in respect of a construction contract and operating contracts for waste processing in Hong Kong, in the Water and Environmental Services divisions.

These commitments are limited to the duration of the related contracts and were approved in advance by the Board of Directors of Veolia Environnement.

Veolia Environnement

Consolidated financial statements 12/31/2011

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

The major commitments primarily include:

•

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

•

Commitments related to engineering and construction activities:

Total commitments given in respect of construction activities in the Water division (Veolia Water Solutions & Technologies) amount to €3,205.4 million as of December 31, 2011, compared to €3,024.6 million as of December 31, 2010 and €2,823.6 million as of December 31, 2009.

Total commitments received (see below) in respect of these same activities amount to €679.1 million as of December 31, 2011, compared to €740.3 million as of December 31, 2010 and €757.2 million as of December 31, 2009.

Commitments given and received in respect of the three principal contracts account for approximately 53% of total commitments.

Veolia Environnement

Consolidated financial statements 12/31/2011

•

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

•

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

Firm commodity purchase commitments mainly concern:

•

gas in the Energy Services division (mainly in France) and in the Water division (commitments mature in less than 5 years);

•

electricity in the Water division (purchase commitments mature in less than 3 years due to poor liquidity in the electricity market);

With regard to both gas and electricity, the number of contracts signed enables the Group to significantly reduce political and counterparty risk;

•

coal, biomass in the Energy Services division in Central European countries.

Commitments given relating to the consolidation scope

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €268.6 million and an agreement containing representations and warrantees related to Veolia Transport, signed by Veolia Environnement and Caisse des dépôts et consignations in connection with the March 3, 2011 combination of their respective subsidiaries, Veolia Transport and Transdev, for €328.8 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2011, these commitments mainly concern the Water division (€58.9 million).

Agreements with EDF: Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company.

Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Veolia Environnement

Consolidated financial statements 12/31/2011

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

Commitments given break down by division as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Water	7,044.1	6,541.1	6,036.4
Environmental Services	625.1	797.0	831.1
Energy Services	1,086.9	838.2	700.3
Transportation	316.0	405.2	533.2
Proactiva	78.6	51.7	45.2
Holding companies	1,524.8	1,241.2	942.0
Other	107.6	61.2	39.0
TOTAL	10,783.1	9,935.6	9,127.2

Commitments on lease contracts entered into by the Group are analyzed in Notes 18 and 34.

Collateral guaranteeing borrowings

As of December 31, 2011, the Group has given €547 million of collateral guarantees in support of borrowings. The breakdown by type of asset is as follows (€ million):

Type of pledge / mortgage (€ million)	Amount pledged (a)	Total consolidated statement of financial position amount (b)	Corresponding % (a)/(b)
Intangible assets	8	1,281	0.6%
Property. plant and equipment	168	8,488	2.0%
Financial assets *	301
TOTAL NON-CURRENT ASSETS	477
Current assets	70	21,949	0.3%
TOTAL ASSETS	547
* As a majority of financial assets pledged as collateral are shares of consolidated subsidiaries and other financial assets, the ratio is not significant.

Veolia Environnement

Consolidated financial statements 12/31/2011

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	5	7	8	1	2	5
Property. plant and equipment	151	156	168	106	28	34
Mortgage pledge	37	44	29	3	9	17
Other PP&E pledge (1)	114	112	139	103	19	17
Financial assets (2)	504	336	301	18	115	168
Current assets	39	20	70	51	1	18
Pledges on receivables	39	20	55	37	1	17
Pledges on inventories	0	-	15	14	-	1
TOTAL	699	519	547	176	146	225

(1)  Mainly equipment and traveling systems.

(2)  Including non-consolidated investments of €155 million and other financial assets (primarily operating financial assets) of €146 million as of December 31, 2011.

Collateral of the Veolia Transdev group (presented in discontinued operations as of December 31, 2011, see Note 4) included in Group collateral presented above, breaks down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	-	-	-	-	-	-
Property. plant and equipment	54	47	112	101	6	5
Mortgage pledge	3	2	1	-	1	-
Other PP&E pledge (1)	51	45	111	101	5	5
Financial assets	6	6	-	-	-	-
Current assets	-	-	23	23	-	-
Pledges on receivables	-	-	23	23	-	-
Pledges on inventories	-	-	-	-	-	-
TOTAL	60	53	135	124	6	5
(1) Mainly equipment and traveling systems.

Commitments received

Off-balance sheet commitments received break down as follows:

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Guarantees received	1,862.0	1,861.6	1,756.3
Operational guarantees	1,119.7	1,108.7	1,007.0
Guarantees relating to the consolidation scope	258.4	120.4	223.3
Financing guarantees	483.9	632.5	526.0

The commitments notably consist of commitments received from our partners in respect of construction contracts.

Veolia Environnement

Consolidated financial statements 12/31/2011

The change in 2011 was mainly due to:

•

an agreement containing representations and warrantees related to Veolia Transdev, signed by Veolia Environnement and Caisse des dépôts et consignations in connection with the March 3, 2011 combination of their respective subsidiaries, Veolia Transport and Transdev, for €185.0 million,

•

the expiry of vendor warranties relating to an acquisition in the Environmental Services division,

•

partial terminations in the Veolia Water Solutions & Technologies’ Construction business and

•

the cancellation of the guarantee received from the British Treasury for a credit line repaid at the start of the year.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loan facilities in the amount of €4.2 billion (see Note 29.3.2).

Veolia Environnement

Consolidated financial statements 12/31/2011

38      CONTINGENT ASSETS AND LIABILITIES

In accordance with IAS 37 criteria, management does not consider it appropriate to record an additional provision or recognize deferred income in respect of these legal or arbitration proceedings as of December 31, 2011, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Water - Aquiris

Since 2008, Aquiris, a 99% subsidiary of the Company, holds a concession pursuant to which it is responsible for operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines. Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. An expert’s report on the causes of the disruption was delivered on January 13, 2011. The report concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station.

In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the grantor authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the grantor authority. Aquiris is claiming compensation for its loss of business and requesting confirmation that the significant upgrade costs that will be required should be borne by the grantor authority. Aquiris and the SBGE asked a panel of experts to render a technical opinion concerning these matters, and their “remède” report was made public on December 8, 2011. The experts confirm in particular that certain structures are under-sized and make a series of technical recommendations, with a variable breakdown of cost between the parties depending on the remedy. Aquiris and SBGE have commenced negotiations based on these recommendations.

At this point, the Company is unable to assess whether the outcome of these negotations is likely to have a material impact on its financial position or results.

Water - Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (FCO) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (BWB), a subsidiary of Veolia Wasser GmbH and the City of Berlin, suspected of abusing its dominant position in water distribution, allegedly characterized according to the FCO by excessive billing of users. On completing this inquiry, the FOC addressed for comment, on December 5, 2011, a statement of objections (draft decision) to BWB, demanding a reduction in prices. BWB and Veolia Wasser GmbH (as third party) addressed their comments to the FCO at the end of January 2012. A final decision is expected from the FCO in March 2012. Concomitantly, BWB contested in March 2011 the jurisdiction of the FCO before the administrative court, which declared it lacked jurisdiction to hear the proceedings. An appeal has been lodged before the Dusseldorf regional high court.

At this point, the Company is unable to assess whether these actions are likely to have a material impact on its financial position or results.

Veolia Environnement

Consolidated financial statements 12/31/2011

Water – European Commission investigation

On January 18, 2012, following unannounced inspections carried out in April 2010, the European Commission opened investigative proceedings aimed at determining whether behavior in the French water and wastewater markets has been coordinated, in conjunction with the French Water trade association. the Fédération Professionnelle des Entreprises de l’Eau (FP2E) and in particular with respect to price components invoiced to customers, The opening of these proceedings in no way suggests the results of the investigation are a foregone conclusion. Depending on the results of the investigation, the European Commission will consider either closing the case or sending the companies concerned and the FP2E a statement of objections. In the latter case, Veolia will use all means of defense at its disposal.

At this point, the Company is unable to assess whether these proceedings will be likely to have a material impact on its financial position or results.

Environmental Services – TEC / VSAT

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a subsidiary of Veolia Propreté, filed a claim with the administrative court of the region of Calabria in Italy for the payment of subsidies in an updated amount of €26.9 million, allegedly owed under a concession agreement entered into on October 17, 2000 with the region of Calabria. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. On March 12, 2009, TEC asked the court to decide on the merits of the refusal to pay the subsidies. The administrative court, by judgment dated February 28, 2011, declared void the refusal to pay the subsidies and referred the case to the Region which must comply with the judgment. The Region filed an appeal to the Council of State asking for a stay of execution of the decision. The appel hearing of December 13, 2011 before the Council did not enable a final decision to be reached. The Council of State will issue a pronouncement directly on the facts – confirming or canceling the judgment handed down by the court of first instance which required the Region to decide again on the request for payment of the POR funds (European Development funds) by the Commissioner will be issued at the hearing to be held on April 24, 2012.

In addition, on May 16, 2008, TEC filed a claim with an Italian arbitration tribunal against the Extraordinary Commissioner of Calabria seeking reimbursement of €62.2 million for various additional operating fees and costs incurred since 2005 and claiming breach of the price indexation provision included in the concession agreement (“Management Arbitration”). The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counterclaim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. The arbitration award, which was filed on July 26, 2010 with the Arbitration Chamber of Rome, awards a total amount of €27 million to TEC (excluding gate fees and statutory interest) and fully dismisses the counterclaim of the Extraordinary Commissioner of Calabria as well as his application for termination of the concession agreement. On September 17, 2010, this decision was held to be enforceable by the Civil Court of Rome. The State and the Extraordinary Commissioner of Calabria filed an appeal against this decision with the Court of Appeal of Rome, which in a decision dated June 23, 2011, rejected the request for a stay of execution of the arbitral award and called the parties for a hearing on January 14, 2014, for the Court of Appeal of Rome to decide on the claim for nullity of the Extraordinary Commissioner of Calabria.

Veolia Environnement

Consolidated financial statements 12/31/2011

Following the signature of a master settlement agreement with Termomeccanica Ecologia S.p.a. (see below) on June 30, 2011, TEC substituted for Termomeccanica Ecologia S.p.a. in the arbitration proceedings relating to the construction of the first incinerator (TEC) under the aforementioned concession arrangement (“Construction Arbitration”). These arbitration proceedings followed the same course as the Management Arbitration and TEC was awarded an amount of €28 million (excluding statutory interest). The provisional execution of these two arbitral awards was launched on October 27, 2011. The total amount of these two awards, including interest, increased by 50% (i.e. €94 million) was placed in an escrow account with the Bank of Italy on December 12, 2011. A decision authorizing provisional payment is scheduled for May 2012, pending the appeal hearing in January 2014.

In addition, VSAT has been accused of manipulating the software that monitors carbon monoxide emissions in its incineration facilities in Falascaia (Tuscany), Vercelli (Piedmont) and Brindisi (Puglia). In the criminal cases pending before the Vercelli and Lucca’s courts, the respective Public Prosecutor’s Offices decided that there were no grounds for prosecution of the directors appointed by Veolia Propreté after the acquisition of VSAT.

For all of these reasons, in early 2009 Veolia Propreté decided to initiate negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the seller’s representations and warranties granted by Termomeccanica Ecologia S.p.a. in the agreement for the sale of VSAT to Veolia Propreté in 2007. In light of the repeated refusal of Termomeccanica Ecologia S.p.a. to compensate VSAT pursuant to its warranties, on May 19, 2009, Veolia Propreté and Veolia Servizi Ambientali S.p.a., the parent companies of VSAT, filed a request for arbitration with the International Chamber of Commerce (ICC). The arbitration tribunal was formed in August 2009 and set a schedule calling for a final hearing at the end of December 2011 and an award at the end of April 2012 at the earliest.

The discussions opened with Termomeccanica Ecologia S.p.a. led to the signature of a master settlement agreement on June 30, 2011, which was completed on July 8, 2011.

The main consequences of this agreement are:

•

The purchase of minority shareholdings representing 25% of the share capital of VSAT, increasing the investment held by Veolia Servizi Ambientali S.p.a. (Italian holding wholly owned by Veolia Propreté) to 100%.

•

The termination of office of the Administrator by decision of the Genoa Court of Appeals dated June 30, 2011.

•

The mutual waiver of the request for arbitration by the International Chamber of Commerce (ICC).

•

The termination of the share purchase agreement, the shareholders’ agreement and the industrial agreement signed in 2007 with Termomeccanica Ecologia S.p.a.

Furthermore, following an order issued by the Public Prosecutor's Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating authorization and discharges of polluted wastewater. Despite the decision of the Public Prosecutor's Office of Lucca of October 19, 2011, lifting the closure order on the plant, the operating authorization for the Falascaia plant was cancelled by the Province of Lucca on November 10, 2011. Termo Energia Versilia S.p.a. (TEV), a 98.99% subsidiary of VSAT and holder of the authorization, filed an appeal before the Florence Administrative Court on January 23, 2012 against the cancellation decision.

As at December 28, 2011, TEC gave formal notice to the Extraordinary Commissioner of Calabria (the concession authority) in order to claim its rights and to protect itself from the uncertainty surrounding the position of Extraordinary Commissioner of Calabria beyond December 31, 2011. This formal notice reminded of all amounts due by the Commissioner under the two arbitration awards won by TEC, the subsidies granted for the construction of TEC1, all claimable post-arbitration amounts and the remaining amount to be paid under the settlement plan by November 30, 2011, for a total aggregate amount of €139.8 million. TEC demanded payment of these amounts by January 31, 2012, or the concession contract would be automatically terminated for breach by the concession authority, with retroactive effect.

Veolia Environnement

Consolidated financial statements 12/31/2011

This formal notice has not been challenged to date. The Commissionner requested in a meeting held on January 13, 2012 that the continuity of public service be ensured. On January 31, 2012, TEC sent a letter to the Commissionner of Calabria formalizing the contract termination and proposing a transitional continuity of public service under “prorogatio”, on the basis of reimbursement of incurred costs, without calling the termination of the concession contract into question. In his letter dated February 9, 2012, the Commissioner announced the implementation of the prorogatio and advised of the payment of €2.5 million for this purpose.

Finally, on February 10, 2012, a “Concordato Preventivo” proposal for TEC was filed with the La Spezia Civil Court. This procedure consists in the proposed payment in full of all preferred creditors and the partial payment of other creditors (in full and final settlement). All amounts payable to creditors are currently frozen. The presentation of the case before the court is expected in March 2012. After its review by the judge, the court should convene the ordinary creditors to vote on the “Concordato Preventivo” proposal for TEC in the fall of 2012. If the creditors approve the proposal, the court should homologate the Concordato in the spring of 2013.

Transportation - Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries brought a number of legal proceedings against SNCM, including several before the administrative courts. Corsica Ferries’ request for the invalidation of the decision of June 7, 2007 awarding the contract for marine service to Corsica to the SNCM/CMN group for the 2007- 2013 period was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeal. In an order dated November 7, 2011, the latter cancelled the judgment of the Bastia administrative court, instructing the concession authority to either negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012 or seize the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. Contrary to the concession authority, SNCM appealed this order on January 5, 2012.

Veolia Transport’s acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière was conditioned, in particular, on the concession authority continuing the public service delegation agreement. In the absence of an appeal by the concession authority, Veolia Transport notified Compagnie Générale Maritime et Financière on January 13, 2012 of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, Compagnie Générale Maritime et Financière contested the exercise of the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. In the absence of a reaction from Compagnie Générale Maritime et Financière to a proposal for the out-of-court settlement of the dispute, Veolia Transport informed the latter on February 7, 2012 of its intention to submit the case to the competent legal authority. On February 17, 2012, the French competition authority recommended to the concession authority to assess precisely its needs in terms of marine service to Corsica in order to limit the scope of the public service delegation, as the case may be, to the minimum necessary.

Furthermore, Veolia Transport’s acquisition of an interest in SNCM was also conditioned on the absence of any European Commission decision declaring the privatization conditions or state aids paid in application of the Commission decision of July 9, 2003 (in turn cancelled by a decision of the Court of First Instance on June 15, 2003) incompatible with the provisions of the Treaty on the Functioning of the European Union regarding state aids. The European Commission ruled on July 8, 2008 that the amounts paid by the French government in connection with the privatization process did not constitute state aids and authorized the aids paid pursuant to its decision of July 9, 2003. Corsica Ferries and the STIM d’Orbigny (Stef Tfe group) each appealed the Commission’s decision before the European Court of First Instance, with STIM d’Orbigny later withdrawing its appeal on October 7, 2009. The French State and SNCM were granted leave to intervene in support of the conclusions of the Commission in the appeal filed by Corsica Ferries (T-565/08). SNCM filed its brief on September 28, 2009, to which Corsica Ferries replied on November 26, 2009. The Court of the European Union held audience on December 7, 2011. The Company considers that there is a risk of full or partial cancellation of the Commission’s decision. The maximum risk for the total amount of aids is estimated at €275 million, excluding moratorium interest.

Veolia Environnement

Consolidated financial statements 12/31/2011

Finally, in an action brought before the Competition Council, Corsica Ferries contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsides, suggesting the existence of cross-subsidies, constituted an abuse of a dominant position. On April 6, 2007, the Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (formerly, the Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of this agreement delegating a public service (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

Class action before the Federal Court of the District of New York

On December 27, 2011 and January 13, 2012, U.S. law firms filed a request for recognition of a class action before the Federal Court of the Southern District of New York, against the Company and certain of its past and present managers. The plaintiffs, two individuals claiming to hold ADR (American Depositary Receipts), seek to represent all holders of the Company’s ADR who acquired them between April 27, 2007 and August 4, 2011. The action is based on the allegation that certain financial communications of the Company during the period April 27, 2007 to August 4, 2011 were misleading and constituted alleged violations of Article 10(b) of the US Securities Exchange Act of 1934 and other federal laws on financial instruments. The Company considers the action to be unfounded and will seek to obtain its dismissal.

At this point, and given both the weakness of the action and the existence of an appropriate level of insurance, the Company believes this action will not have a significant impact on its financial position and results.

Veolia Environnement

Consolidated financial statements 12/31/2011

39      GREENHOUSE GAS EMISSION RIGHTS

The process governing the grant and valuation of these rights is presented in Note 1.24, Greenhouse gas emission rights.

The position in 2011 is as follows:

Volume (in thousands of metric tons)	As of January 1, 2011	Changes in consolidation scope	Granted	Purchased / sold / cancelled	Used	As of December 31, 2011
TOTAL	3,063	-	12,913	(2,812)	(10,418)	2,746

Similarly to 2009 and 2010, the Group entered into new swaps of EUA II and CER in order to benefit from market opportunities.

At the end of 2007 and during 2008, the Group entered into allowance loan transactions (EUA II and CER) effective in 2008 with surrender in 2012:

•

The EUA II loan was unwound early during the first quarter of 2011. The residual commission received in respect of this loan was recognized in the Income Statement during the year.

•

The CER allowance loan will be surrendered as planned in 2012. The commission received in this respect continues to be recognized in the Income Statement on a straight-line basis over the loan term.

Phase II rights granted free of charge for fiscal year 2012 are estimated at €93 million. Future allocations were measured using the spot price as of December 31, 2011 (€6.94).

Veolia Environnement

Consolidated financial statements 12/31/2011

40      RELATED PARTY TRANSACTIONS

40.1   “Related party” concept

The Group identifies related parties in accordance with the provisions of paragraph 9 of IAS 24 revised, Related Party Disclosures.

40.2   Compensation and related benefits of key management personnel

Group Executive Committee members and directors represent the key management personnel of the Group.

On August 4, 2011, the following appointments were made to the Executive Committee:

•

Denis Gasquet, Senior Executive Vice-President of Veolia Environment and Chief Operating Officer, was appointed head of a team tasked with implementing the Convergence Plan and the Company transformation project;

•

Jérôme Le Conte was appointed Executive Vice-President in charge of the Environmental Services division, to replace Denis Gasquet;

•

Franck Lacroix was appointed Executive Vice-President in charge of the Energy Services division;

•

Jean-Marie Lambert was appointed Executive Vice-President in charge of Human Resources.

The following table summarizes amounts due by the Group in respect of compensation and other benefits granted to key management personnel.

(€ million)	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Short-term benefits. excluding employer contributions (a)	6.9	6.1	4.7
Employer contributions	2.4	2.2	2.0
Post-employment benefits (b)	1.4	1.1	1.1
Other long-term benefits (c)	-	-	-
Share-based payments	0.1	0.2	0.6
Contract termination payments		-	-
TOTAL	10.8	9.6	8.4

(a)  Fixed and variable compensation, employee benefits and directors’ fees. Variable compensation comprises amounts due in respect of the prior fiscal year and paid during the next fiscal year. The change in “short-term benefits excluding employer contributions” is mainly due to the variable compensation paid in 2010 on the 2009 results strongly marked by the financial crisis.

(b)  Current service cost.

(c)  Other compensation vested but payable in the long-term.

As of December 31, 2011, total pension obligations in respect of members of the Executive Committee amount to €32.7 million, compared to €27.1 million as of December 31, 2010.

With the exception of the Chairman and Chief Executive Officer, the members of the Board of Directors receive no compensation other than directors’ fees from the Company and. if applicable, from controlled companies. The total gross amount of directors’ fees (before withholding tax) paid by the Company and controlled companies to directors and the censor was €870,661 million in 2011 (excluding the Chairman and the Chief Executive Officer), €797,261 in 2010 (excluding the Chairman of the Board and the Chief Executive Officer) and €771,795 in 2009 (excluding the Chairman and Chief Executive Officer).

Veolia Environnement

Consolidated financial statements 12/31/2011

Item 6. of our annual report on Form 20-F contains detailed disclosures on the various compensation and benefits paid to key management personnel of the Group.

40.3   Transactions with other related parties

40.3.1  Relations with proportionately consolidated companies and equity associates

•

The Group granted a loan of €1,526.4 million to Dalkia International and its subsidiaries Siram and Dalkia Poland, which are proportionately consolidated at 75.81%. The non-group portion of this loan is recorded in assets in the Group consolidated statement of financial position in the amount of €389.7 million (see Note 12, Other non-current financial assets).

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

40.3.2  Relations with other related parties

Caisse des Dépôts et Consignations (9.21% shareholding as of December 31, 2011)

The Chief Executive Officer of Caisse des dépôts et consignation, considered as a related party, sits on the Board of Directors of Veolia Environnement.

The financing agreements between the two groups bear interest at market conditions.

On May 4, 2010, the Caisse des dépôts et consignations and Veolia Environnement concluded their agreement on the Transdev-Veolia Transport combination by the creation of a 50/50 joint venture combining Transdev and Veolia Transport.

This combination was effectively completed on March 3, 2011. From this date and in accordance with IAS/IFRS, Veolia Environnement through its reduced 50% stake exercises joint control together with Caisse des dépôts et consignations over Veolia Transdev, which is proportionately consolidated (see Note 4).

The combination gave rise on the same date to contract amendments and agreements resulting from the shareholders’ agreement between Veolia Environnement and Caisse des dépôts et consignations. All these relations are subject to normal market terms and conditions.

This shareholders’ agreement determines in particular the financing policy of the new entity and the terms and conditions of the call option granted to Caisse des dépôts et consignations over all shares in Veolia Transdev and its subsidiaries held by Veolia Environnement, exercisable in the event of a change in control of this latter (see Note 37, Off-balance sheet commitments and collateral).

Veolia Environnement

Consolidated financial statements 12/31/2011

Two reciprocal agreements were also signed under which Veolia Environnement and Caisse des dépôts et consignations made customary representations and warranties for this type of transaction (regarding, for example: title to shares, accuracy and completeness of financial statements, ownership of assets, condition and maintenance of rolling stock, validity of and compliance with contracts, insurance, human resources, and regulatory, environmental and tax compliance) in addition to other representations and warranties relating to specific issues raised during the “due diligence” process that preceded the combination transaction. The amounts that are potentially payable by Veolia Environnement and by the Caisse des dépôts et consignations under these agreements are included under off-balance-sheet commitments given or received by Veolia Environnment (see note 37 “Off-balance -sheet commitments”).

Finally, in the context of the Group's plans to relocate its headquarters, Veolia Environnement and Icade (a subsidiary of the Caisse des dépôts) signed an exclusive partnership agreement in June 2011 covering the preliminary phases of this project and aimed at determining the location of the new headquarters, as well as the service providers to be retained for the project. This agreement is subject to conditions which are customary for this type of contract.

Electricité de France (3.96% shareholding as of December 31. 2011)

On November 25, 2009, Mr. Proglio was appointed Chairman and Chief Executive Officer of EDF Group by ministerial decree; he also acted as Chairman of the Veolia Environnement Board of Directors from November 27, 2009 (publication date of the decree) to December 12, 2010, after which he remained a director of the Company.

EDF Group has a 3.96% shareholding in Veolia Environnement, a 34% shareholding in Dalkia and a 25% shareholding in Dalkia International. In accordance with Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at market conditions. Electricity sold by Dalkia to EDF in 2009, 2010 and 2011 totaled €568.7 million, €559.7 million and €624.4 million, respectively.

There are under certain conditions cross call options between Veolia Environnement and EDF covering all subsidiary shares held by each party and exercisable in the event of the takeover of either party (see Note 37, Off-balance sheet commitments).

Relations with BNP Paribas, Lazard, Groupama, ENI and Saint-Gobain

These Groups and Veolia Environnement have common directors.

Any business relations, including financing and advisory relations, between these groups and Veolia are at market conditions.

Relations with Soficot

Soficot provides services for the benefit of Veolia Environnement and the Group. The Chairman of the company is Serge Michel who is a member of the Veolia Environnement’s Board of Directors. The remuneration of these services is at market conditions.

Veolia Environnement

Consolidated financial statements 12/31/2011

41      CONSOLIDATED EMPLOYEES

Consolidated employees* break down as follows:

By division	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Water	79,684	78,746	80,239
Environmental Services	71,365	77,974	80,693
Energy Services	46,752	44,204	44,748
Transportation	51,833	77,759	78,094
Proactiva	5,639	5,683	5,400
Other	3,127	2,677	1,826
CONSOLIDATED EMPLOYEES*	258,400	287,043	291,000

By company	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Fully consolidated companies	158,667	235,941	240,657
Proportionately consolidated companies	99,733	51,102	50,343
CONSOLIDATED EMPLOYEES*	258,400	287,043	291,000

*    Consolidated employees equal the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included according to their percentage of consolidation. Employees of equity associates are not included.

The decrease in the average number of employees in 2011 was primarily due to the changes in the scope of consolidation, and, in particular, the change in consolidation method of the Transportation business (from full consolidation to proportionate consolidation), (see Note 4).

The decrease in the average number of employees in 2010 was primarily due to the changes in the scope of consolidation which occurred in 2009, and, in particular, the change in consolidation method of some companies in the Water division and the Environmental Services division (from full consolidation to proportionate consolidation) and the sale of Facilities Management activities in the United Kingdom in the Energy Services division.

The decrease in the average number of employees in 2009 was primarily due to the divestiture of VPNM in the Environmental Services division and the sale of Freight activities in the Transportation division.

Veolia Environnement

Consolidated financial statements 12/31/2011

42      REPORTING BY OPERATING SEGMENT

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

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

•

the whole Transportation business in the course of divestiture (see Note 4);

•

Water activities in the Netherlands, divested in December 2010 and Environmental Services activities in Norway, divested in March 2011;

•

German operations in the Energy Services division, divested in May and August 2011;

•

household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011;

•

urban lighting activities (Citelum) in the Energy Services division;

were reclassified to “Net income (loss) from discontinued operations” for the year ended December 31, 2011 and 2010 and 2009.

Furthermore, as the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States in the Environmental Services division was interrupted in the first and second semesters of 2011 respectively, these activities are reclassified in continuing operations.

These amounts are presented in a separate line, “Net income from discontinued operations”, for fiscal year 2011 and fiscal years 2010 and 2009 presented for comparison purposes (see Note 25).

Veolia Environnement

Consolidated financial statements 12/31/2011

Reporting by operating segment

Revenue by segment (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water	12,617.1	12,250.3	12,401.8
Environmental Services	9,740.2	9,337.8	8,763.6
Energy Services	7,290.0	7,176.1	6,682.3
Transportation	-	-	-
REVENUE AS PER THE CONSOLIDATED INCOME STATEMENT	29,647.3	28,764.2	27,847.7

The breakdown of revenue from transactions with non-Group customers does not identify any single non-Group customer representing 10% or more of Group revenue.

Inter-segment revenue (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water	58.5	66.1	67.6
Environmental Services	90.4	78.0	93.5
Energy Services	58.6	61.5	53.9
Transportation	1.7	5.5	4.7
INTER-SEGMENT REVENUE	209.2	211.1	219.7

Operating cash flow before changes in working capital by segment (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water	1,444.1	1,514.2	1,554.9
Environmental Services	1,173.8	1,283.9	1,176.1
Energy Services	604.4	676.9	621.6
Transportation	170.8	315.6	311.5
Total operating segments	3,393.1	3,790.6	3,664.1
Unallocated operating cash flow before changes in working capital	(40.2)	(71.9)	(104.7)
OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL AS PER THE CONSOLIDATED CASH FLOW STATEMENT	3,352.9	3,718.7	3,559.4

Operating income by segment (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water	860.5	1,046.1	1,149.9
Environmental Services	359.6	585.8	422.7
Energy Services	(37.2)	529.3	382.7
Transportation	-	-	-
Total operating segments	1,182.9	2,161.2	1,955.3
Unallocated operating income	(165.7)	(179.1)	(166.4)
OPERATING INCOME AS PER THE CONSOLIDATED INCOME STATEMENT	1,017.2	1,982.1	1,788.9

Veolia Environnement

Consolidated financial statements 12/31/2011

Adjusted operating cash flow by segment (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water	1,462.4	1,525.6	1,570.3
Environmental Services	1,197.3	1,271.8	1,148.9
Energy Services	597.6	658.0	578.7
Transportation	-	-	-
Holding companies	(105.0)	(140.8)	(142.0)
ADJUSTED OPERATING CASH FLOW BY SEGMENT	3,152.3	3,314.6	3,155.9

Adjusted operating cash flow reconciles to operating income as follows:

Year ended December 31, 2011 (€ million)	Adjusted OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	OP INCOME
Water	1,462.4	19.3	(565.5)	(58.6)	22.1	(19.2)	860.5
Environmental Services	1,197.3	(106.6)	(710.9)	(78.1)	55.4	2.5	359.6
Energy Services	597.6	(37.5)	(236.3)	(366.1)	7.8	(2.7)	(37.2)
Transportation	-	-	-	-	-	-	-
Holding companies	(105.0)	(23.4)	(36.8)	-	-	(0.5)	(165.7)
TOTAL	3,152.3	(148.2)	(1,549.5)	(502.8)	85.3	(19.9)	1,017.2

Year ended December 31. 2010 (€ million)	Adjusted OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	OP INCOME
Water	1,525.6	(15.0)	(512.4)	0.4	65.4	(17.9)	1,046.1
Environmental Services	1,271.8	(20.4)	(706.6)	(0.2)	41.8	(0.6)	585.8
Energy Services	658.0	(5.8)	(226.9)	-	99.6	4.4	529.3
Transportation	-	-	-	-	-	-	-
Holding companies	(140.8)	(1.9)	(29.3)	-	-	(7.1)	(179.1)
TOTAL	3,314.6	(43.1)	(1,475.2)	0.2	206.8	(21.2)	1,982.1

Year ended December 31. 2009 (€ million)	Adjusted OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	OP INCOME
Water	1,570.3	40.6	(493.1)	-	25.1	7.0	1,149.9
Environmental Services	1,148.9	(54.1)	(791.9)	-	122.5	(2.7)	422.7
Energy Services	578.7	(20.1)	(218.4)	(0.9)	43.4	-	382.7
Transportation		-	-	-	-	-	-
Holding companies	(142.0)	(8.3)	(12.9)	-		(3.2)	(166.4)
TOTAL	3,155.9	(41.9)	(1,516.3)	(0.9)	191.0	1.1	1,788.9

Veolia Environnement

Consolidated financial statements 12/31/2011

Net charge to operating depreciation. amortization and provisions by segment (1) (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water	(511.9)	(548.2)	(468.9)
Environmental Services	(845.2)	(716.3)	(859.9)
Energy Services	(257.7)	(234.3)	(253.1)
Transportation	-	-	-
Total operating segments	(1,614.8)	(1,498.8)	(1,581.9)
Unallocated net charge to operating depreciation. amortization and provisions (2)	(86.1)	(55.0)	(47.9)
NET CHARGE TO OPERATING DEPRECIATION. AMORTIZATION AND PROVISIONS	(1,700.9)	(1,553.8)	(1,629.8)
(1) including movements in working capital provisions. (2) Including Proactiva. Artelia and Renewable Energy activities.

Industrial investments by segment (€ million)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Water	655	711	589
Environmental Services	823	647	626
Energy Services	549	355	416
Transportation	209	339	445
Unallocated industrial investments	65	55	56
INDUSTRIAL INVESTMENTS (1)	2,301	2,107	2,132

(1)  in accordance with IFRS 8, industrial investments presented in segment reporting include investments financed by finance lease in the amount of €43 million. This industrial investment is presented net of such financing in industrial investments in the consolidated cash flow statement.

Veolia Environnement

Consolidated financial statements 12/31/2011

Assets by segment as of December 31, 2011 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts(1)	Total assets in the Consolidated Statement of Financial Position
Goodwill. net	2,368.3	2,653.2	743.8	-	30.6	5,795.9
Intangible assets and Property. plant and equipment. net	6,600.9	4,247.5	3,154.4	-	395.4	14,398.2
Operating financial assets	4,089.5	748.6	502.8	-	104.4	5,445.3
Working capital assets. including DTA	6,489.1	2,785.7	3,779.9	-	657.6	13,712.3
Total segment assets	19,547.8	10,435.0	8,180.9	-	1,188.0	39,351.7
Investments in associates	174.6	37.0	99.7	-	13.9	325.2
Other unallocated amounts					10,728.7	10,728.7
TOTAL ASSETS	19,722.4	10,472.0	8,280.6	-	11,930.6	50,405.6
(1) Including the Transportation business transferred to Assets classified as held for sale (see Note 4) Proactiva, Artelia and Renewable Energy activities.

Assets by segment as of December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts(1)	Total assets in the Consolidated Statement of Financial Position
Goodwill. net	2,408.0	2,691.1	1,161.6	549.0	30.5	6,840.2
Intangible assets and Property, plant and equipment, net	6,332.2	4,228.3	2,679.6	1,767.8	365.8	15,373.7
Operating financial assets	4,087.0	745.2	598.4	106.9	91.1	5,628.6
Working capital assets. including DTA	6,318.1	2,748.5	4,043.8	1,348.4	910.1	15,368.9
Total segment assets	19,145.3	10,413.1	8,483.4	3,772.1	1,397.5	43,211.4
Investments in associates	173.5	45.4	90.0	2.3	0.5	311.7
Other unallocated amounts					7,904.2	7,904.2
TOTAL ASSETS	19,318.8	10,458.5	8,573.4	3,774.4	9,302.2	51,427.3
(1) Including Proactiva, Artelia and Renewable Energy activities.

Assets by segment as of December 31, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts(1)	Total assets in the Consolidated Statement of Financial Position
Goodwill. net	2,253.3	2,678.4	1,147.9	537.6	7.4	6,624.6
Intangible assets and Property, plant and equipment, net	5,836.5	4,164.6	2,492.4	1,669.8	278.5	14,441.8
Operating financial assets	4,059.1	754.5	654.4	105.4	78.4	5,651.8
Working capital assets. including DTA	6,504.3	2,713.4	3,590.5	1,269.4	729.7	14,807.3
Total segment assets	18,653.2	10,310.9	7,885.2	3,582.2	1,094.0	41,525.5
Investments in associates	148.1	62.0	55.3	2.9	0.2	268.5
Other unallocated amounts					7,960.7	7,960.7
TOTAL ASSETS	18,801.3	10,372.9	7,940.5	3,585.1	9,054.9	49,754.7
(1) Including Proactiva, Artelia and Renewable Energy activities.

Veolia Environnement

Consolidated financial statements 12/31/2011

Liabilities by segment as of December 31, 2011 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts(1)	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	874.7	1,081.8	509.2	-	216.2	2,681.9
Working capital liabilities including DTL	7,904.1	2,897.0	3,263.0	-	425.6	14,489.7
Other segment liabilities
Total segment liabilities	8,778.8	3,978.8	3,772.2	-	641.8	17,171.6
Other unallocated liabilities					33,234.0	33,234.0
TOTAL LIABILITIES	8,778.8	3,978.8	3,772.2	-	33,875.8	50,405.6
(1) Including the Transportation business transferred to Liabilities directly associated with assets classified as held for sale (see Note 4) Proactiva, Artelia and Renewable Energy activities.

Liabilities by segment as of December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts(1)	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	879.4	1,075.6	526.9	359.0	162.9	3,003.8
Working capital liabilities including DTL	7,734.6	2,743.1	3,291.4	1,677.9	428.3	15,875.3
Other segment liabilities
Total segment liabilities	8,614.0	3,818.7	3,818.3	2,036.9	591.2	18,879.1
Other unallocated liabilities					32,548.2	32,548.2
TOTAL LIABILITIES	8,614.0	3,818.7	3,818.3	2,036.9	33,139.4	51,427.3
(1) Including Proactiva, Artelia and Renewable Energy activities.

Liabilities by segment as of December 31, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts(1)	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	997.3	985.9	494.6	367.3	195.2	3,040.3
Working capital liabilities including DTL	7,670.0	2,617.1	2,878.2	1,558.4	304.4	15,028.1
Other segment liabilities
Total segment liabilities	8,667.3	3,603.0	3,372.8	1,925.7	499.6	18,068.4
Other unallocated liabilities					31,686.3	31,686.3
TOTAL LIABILITIES	8,667.3	3,603.0	3,372.8	1,925.7	32,185.9	49,754.7
(1) Including Proactiva, Artelia and Renewable Energy activities.

Veolia Environnement

Consolidated financial statements 12/31/2011

Reporting by geographical area

Year ended December 31, 2011 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
REVENUE	11,459.4	2,739.0	2,631.8	2,789.9	2,745.7	2,287.3	993.0	1,911.7	479.5	1,610.0	29,647.3

Year ended December 31, 2010 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
REVENUE	11,321.9	2,541.5	2,366.9	2,619.1	2,807.2	2,305.8	909.7	1,664.5	664.8	1,562.8	28,764.2

Year ended December 31, 2009 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
REVENUE	11,110.3	2,385.4	2,428.3	2,439.6	2,531.4	2,135.5	739.4	1,435.9	995.0	1,649.9	27,847.7

Breakdown of non-current assets (excluding deferred tax assets and non-current derivatives) by geographical area

As of December 31, 2011 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
TOTAL	6,572.9	4,385.6	3,803.0	2,856.3	1,527.6	2,379.1	471.7	3,340.0	322.5	791.7	26,450.4

As of December 31, 2010 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
TOTAL	7,651.5	4,595.3	3,505.2	2,817.7	2,358.9	2,869.1	569.2	3,129.5	341.0	847.3	28,684.7

As of December 31, 2009 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
TOTAL	7,518.0	4,701.6	3,282.0	2,539.1	2,604.6	2,618.7	419.3	2,644.1	264.0	947.2	27,538.6

Veolia Environnement

Consolidated financial statements 12/31/2011

43      SUBSEQUENT EVENTS

On January 9, 2012, Veolia Environnement SA sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. Early redemption was effectively performed on February 9, for a euro-equivalent of €350.2 million.

On February 10, 2012, the company Termo Energia Calabria (TEC), a subsidiary of the Environmental Services division specializing in waste incineration in Calabria, filed a request for voluntary arrangement with its creditors (“concordato preventivo”) with the court of Spezia in Italy.

On February 28, 2012, the company entered into exclusive negotiation with an investor regarding the progressive withdrawal from Veolia Transdev.

Veolia Environnement

Consolidated financial statements 12/31/2011

44      MAIN COMPANIES INCLUDED IN THE 2011 CONSOLIDATED FINANCIAL STATEMENTS

In 2011, Veolia Environnement Group consolidated or accounted for a total of 2,836 companies, of which the main companies are:

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00	100.00
Société d’Environnement et de Services de l’Est SAS 75 avenue Oehmichen BP 21100 Technoland 25461 ETUPES Cedex2, rue Annette-Bloch – 25200 Montbéliard	44 459 092 100 052	FC	100.00	85.44
EOLFI SA et ses filiales 25, place de la Madeleine – 75008 Paris	477 951 644 00020	FC	71.49	71.49
PROACTIVA Medio Ambiete SA Calle Cardenal Marcelo Spinola 8 – 3A 28016 Madrid (Espagne)		PC	50.00	50.00
Thermal North America Inc. 99 summer street ; suite 900 Boston Massachusetts 02110 (États-Unis)		FC	100.00	100.00
RIDGELINE ENERGY HOLDING INC The Nemours Building 1007 Orange Street Suite 1414 Wilmington,DL 19801 (États-Unis)		FC	100.00	71.49
WATER
Veolia Eau – Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012020	FC	100.00	100.00
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 382	FC	99.56	99.56
Compagnie Fermière de Services Publics 3, rue Marcel-Sembat – Immeuble CAP 44 44100 Nantes	57 575 016 100 342	FC	99.87	99.87
Compagnie Méditerranéenne d’Exploitation des Services d’Eau – CMESE 12, boulevard René-Cassin – 06100 Nice	78 015 329 200 112	FC	99.72	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.29	99.29
Société des Eaux de Marseille 25, rue Edouard-Delanglade 13000 Marseille	5 780 615 000 017	FC	97.74	97.74
Sade-Compagnie Générale de Travaux d’Hydraulique (CGTH-SADE) et ses filiales 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.33	99.33
Veolia Water Solutions & Technologies et ses filiales l’Aquarène 1, place Montgolfier 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00	100.00
OTV France l’Aquarène – 1 place Montgolfier 94417 St Maurice Cedex	433 998 473 000 14	FC	100.00	100.00
Société Internationale de Dessalement (SIDEM) 20-22 rue de Clichy – 75009 Paris	342 500 956 000 20	FC	100.00	100.00

Veolia Environnement

Consolidated financial statements 12/31/2011

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Including the following foreign companies:
Veolia Water UK PLC et ses filiales Kings Place – 5th Floor – 90 York Way London N19AG (Grande-Bretagne)		FC	100.00	100.00
Veolia Water Central Ltd Tamblin Way – Hatfield Hertfordshire AL109EZ (Grande-Bretagne)		FC	100.00	100.00
Veolia Water North America et ses filiales 101 W. Washington Street, Suite 1400E Indianapolis, IN 46204 (États-Unis)		FC	100.00	100.00
Veolia Wasser GmbH et ses filiales Lindencorso Unter den linden 21 10 117 Berlin (Allemagne)		FC	100.00	100.00
Berliner Wasserbetriebe Anstalt des Offentlichen Rechts Neue Jüdenstrasse 1 10179 Berlin (Allemagne)		PC	49.90	24.95
BraunschweFCer Versorgungs- AG &Co.KG Taubenstrasse 7 38 106 BraunschweFC (Allemagne)		FC	74.90	74.90
Aquiris SA Avenue de Vilvorde-450 1130 Bruxelles (Belgique)		FC	99.00	99.00
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1 Bucarest (Roumanie)		FC	73.69	73.69
Veolia Voda et ses filiales 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	75.21	75.21
Prazske Vodovody A Kanalizace a.s. 11 Parizska 11 000 Prague 1 (République tchèque)		FC	100.00	75.21
Severoceske Vodovody A Kanalizace a.s. 1 689 Pritkovska 41 550 Teplice (République tchèque)		FC	50.10	37.68
Shenzhen Water (Group) Co. Ltd et ses filiales Water Building, N°1019 Shennan Zhong Road 518031 SHENZHEN, GuangDong (Chine)		PC	45.00	25.00
Shanghai Pudong Veolia Water Corporation Ltd No. 703 Pujian Road, Pudong New District 200127 SHANGHAI (Chine)		PC	50.00	50.00
Changzhou CGE Water Co Ltd No.12 Juqian Road, CHANGZHOU MunicPCality, Jiangsu Province 213000 (Chine)		PC	49.00	24.99
Kunming CGE Water Supply Co Ltd No.6 Siyuan Road, Kunming MunicPCality, Yunnan Province 650231 (Chine)		PC	49.00	24.99
Veolia Water Korea Investment Co Ltd et ses filiales 10F Yeonsei Jaeden Severance Bldg.84-11, Namdaemunno 5-ga Jung-gu, Seoul, 100-753 (Corée du Sud)		FC	100.00	100.00
Veolia Water Australia et ses filiales Level 4, Bay Center, 65 Pirrama Road, Pyrmont NSW 2009 (Australie)		FC	100.00	100.00
Société d’Énergie et d’Eau du Gabon Avenue Felix Eboué – BP 2082 – Libreville (Gabon)		FC	51.00	41.08
AZALIYA 52, rue d’Anjou 75008 Paris	505 190 801 00017	PC	51.00	51.00

Veolia Environnement

Consolidated financial statements 12/31/2011

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Water Middle East North Africa (Veolia Water MENA) et ses filiales 52, rue d’Anjou – 75 008 Paris	403 105 919 0001900027	PC	80.55	41.08
Amendis 23, rue Carnot – 90 000 Tanger (Maroc)		PC	100.00	31.22
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Maroc)		PC	100.00	31.91
Lanzhou Veolia Water (Group) Co LTD No. 2 Hua Gong Street, XFCu District, LANZHOU, Gansu Province (Chine)		PC	45.00	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	PC	55.00	28.05
Biothane Systems International Holdings B.V. Thanthofdreef 21 – PO BOX 5068 2623 EW Delft (Pays-Bas)	27267973	FC	100.00	100.00
Tianjin Jinbin Veolia Water Co No2 Xinxiang Road, Bridge 4 Jin Tang Expressway, Dongli District Tianjin MunicPCality (Chine)		PC	49.00	49.00
Changle Veolia Water Supply Co Ltd (N° 2 Water Plant) Pan Ye Village, Hang Cheng Jie Dao, Changle MunicPCality, Fujian Province (Chine)		PC	49.00	49.00
Veolia Water – Veolia Environmental Service Ltd (Hong Kong) 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong		FC	100.00	100.00
Sofiyska Voda AD 4 Kuzman Shapkarev street, Sredetz MinicPCality, Sofia (Bulgarie)		FC	77.10	57.98
ENVIRONMENTAL SERVICESs
Veolia Propreté Parc des Fontaines – 163/169, avenue Georges-Clémenceau 92000 Nanterre	57 222 103 400 778	FC	100.00	100.00
Société d’Assainissement Rationnel et de Pompage (SARP) et ses filiales 52 avenue des Champs-Pierreux 92000 Nanterre	77 573 481 700 353387	FC	99.56	99.56
SARP Industries et ses filiales 427, route du Hazay – Zone Portuaire Limay-Porcheville – 78520 Limay	30 377 298 200 029	FC	100.00	99.85
Routière de l’Est Parisien 26 avenue des Champs Pierreux 92000 NANTERRE	61 200 696 500 026	FC	100.00	100.00
ONYX Auvergne Rhône-Alpes 105 avenue du 8 mai 1945 69140 Rillieux-La-Pape	30 259 089 800 169524	FC	100.00	99.99
Onyx Est ZI de la Hardt – Route de Haspelschiedt 57 230 Bitche	30 520 541 100 070	FC	95.00	95.00
Paul Grandjouan SACO Avenue Lotz-Cossé 44 200 Nantes	86 780 051 800 450	FC	100.00	100.00
OTUS 26, avenue des Champs-Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00	100.00
Bartin Recycling Group et ses filiales 15 rue Albert et Paul Thouvenin 18100 VIERZON	48 141 629 500 014	FC	100.00	100.00

Veolia Environnement

Consolidated financial statements 12/31/2011

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Including the following foreign companies:
Veolia ES Holding Plc et ses filiales 8th floor – 210 Pentonville Road LONDON - N19JY (Royaume-Uni)		FC	100.00	100.00
Veolia Environmental Services North America Corp. 200 East Randolph Street – Suite 7900 Chicago –IL 60601 (États-Unis)		FC	100.00	100.00
Veolia ES Solid Waste, Inc One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (États-Unis)		FC	100.00	100.00
VES Technical Solutions LLC Butterfield Center 700 East Butterfield Road, #201 60148 LOMBARD (États-Unis)		FC	100.00	100.00
Veolia ES Industrial Services, Inc. 2525 South Blvd, Suite 410 LEAGUE CITY 77573 Texas (Etats-Unis)		FC	100.00	100.00
Veolia ES Canada Services Industriels Inc. 1705, 3ème avenue H1B 5M9 Montreal – Québec (Canada)		FC	100.00	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road – P.O. Box H126 –NSW 2009 – Pyrmont (Australie)		FC	100.00	100.00
Veolia Environmental Services Asia Pte Ltd 5 Loyang Way 1-WMX Technologies Building 508706 Singapore		FC	100.00	100.00
Veolia Environnmental Services China LTD 12/F., The Lee Gardens – 33 Hysan Avenue Causeway Bay - HONG-KONG		FC	100.00	100.00
Veolia Umweltservice GmbH Pet Recycling et ses filiales Hammerbrookstrasse 69 20097 Hamburg (Allemagne)		FC	100.00	100.00
Marius Pedersen/Veolia Miljservice HoldingA/S Danemark et ses filiales Ørbaekvej 851 - 5863 FERRITSLEV (Danemark)		FC	65.00	65.00
Veolia Servizi Ambientali SpA (et ses filiales) Via di Monte Brianzo, 56 – 00186 Roma – (Italie)		FC	100.00	100.00
ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal-de-Lattre-de-TassFCny 59350 St André les Lille	40 321 129 500 023	FC	66.00	66.00
Dalkia France 37, avenue du Mal-de-Lattre-de-TassFCny 59350 St André les Lille	45 650 053 700 018	FC	99.93	65.96
Dalkia Investissement 37, avenue du Mal-de-Lattre-de-TassFCny 59350 St André les Lille	40 443 498 700 073	PC	50.00	33.00
Dalkia International 37, avenue du Mal-de-Lattre-de-TassFCny 59350 St André les Lille	43 353 956 600 011	PC	75.81	50.03
Citelum et ses filiales 37, rue de Lyon – 75012 Paris	38 964 385 900 019066	FC	100.00	65.96

Veolia Environnement

Consolidated financial statements 12/31/2011

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Including the following foreign companies:
Dalkia PLC et ses filiales Elizabeth House – 56-60 London Road Staines TW18 4BQ (Grande-Bretagne)		PC	75.81	50.03
Dalkia NV et ses filiales 52, quai Fernand-Demets 1070 – Anderlecht (Belgique)		PC	75.81	50.03
Siram SPA et ses filiales Via Bisceglie, 95 – 20152 Milano (Italie)		PC	75.81	50.03
Dalkia Espana et ses Filiales Cl Juan FCnacio Luca De tgna, 4 28 027 Madrid (Espagne)		PC	75.81	50.03
Dalkia SGPS SA et ses Filiales Estrada de Paço d’Arcos 2770 – 129 Paco d’Arços (Portugal)		PC	75.81	50.03
Dalkia Limitada et ses filiales Rua Funchal 418 – 14 andar, Vila Olimpia -60 Sao Paulo SP (Brésil)		PC	75.81	50.03
Dalkia Polska et ses filiales Ul Mysia 5 – 00 496 Varsovie (Pologne)		PC	75.81	30.02
Zespol Elektrocieplownl w Lodzi et sa filiale Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Pologne)		PC	75.81	27.64
Dalkia Term SA et ses filiales ul. Ostrobramska 75C 04-175 WARSZAMA UL B.Czecha 36 – 04 -555 Warszawa (Pologne)		PC	75.81	30.02
SPEC SA et sa filiale UI Stefana Batorego 2 02-591 Warszawa (Pologne)		PC	75.81	25.51
Dalkia AB et ses filiales Hälsingegatan 47 – 113 31 Stockholm (Suède)		PC	75.81	50.03
UAB Vilnius Energija Joconiu St. 13 – 02300 VILNIUS (Lituanie)		PC	75.81	44.47
Dalkia Energia Zrt. et ses filiales Budafoki út 91-93 – H-1117 Budapest (Hongrie)		PC	75.81	50.02
Dalkia a.s et ses filiales Einsteinova 25 - 851 01 BRATISLAVA SLOVAQUIE Kutlíkova 17 – Technopol 851 02 Bratislava 5 (Slovaquie)		PC	75.81	50.03
Dalkia Ceska Republika et ses filiales 28.Rijna 3123/152 709 74 Ostrava (République tchèque)		PC	75.81	36.56
TRANSPORTATION
Veolia Transdev 36, avenue Kleber 75116 Paris	521 477 851 00013	PC	50.00	50.00
Société européenne pour le développement des transports public - Transdev 9, rue Maurice Mallet 92445 Issy-les-Moulineaux	542 104 377 00610	PC	50.00	50.00
Veolia Transport Parc des Fontaines 163/169, avenue Georges-Clémenceau 92000 Nanterre	383 607 090 00016	PC	50.00	50.00

Veolia Environnement

Consolidated financial statements 12/31/2011

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Société Nationale Maritime Corse-Méditerranée (SNCM) 61, boulevard des Dames – 13002 Marseille	775 558 463 00011	PC	50.00	33.00
CFTI (Compagnie Française de Transport Interurbain) Parc des Fontaines 163/169, avenue Georges-Clémenceau 92000 Nanterre	552 022 063 01075	PC	50.00	49.97
Veolia Transport Urbain Parc des Fontaines 163/169, avenue Georges-Clémenceau 92000 Nanterre	344 379 060 00082	PC	50.00	50.00
VT Eurolines 163/169, avenue Georges-Clémenceau 92000 Nanterre	434 009 254 00021	PC	50.00	50.00
Including the following foreign companies:
Veolia Transportation Inc. 720 E Butterfield Road Suite 309 Lombard 60148 IL (États-Unis)		PC	50.00	50.00
Super Shuttle International Inc., et ses filiales 14500 N. NorthsFCht boulevard, Suite 329 Scottsdale, AZ 85260 (États-Unis)		PC	50.00	50.00
Veolia Transport Australasia Level 12, 114 William Street Melbourne, Victoria 3000 (Australie)		PC	50.00	50.00
Veolia Transport Sweden Holding AB Englundavägen 9, Box 1820 SE-171 24 Solna (Suède)		PC	50.00	50.00
Connexxion holding NV, et ses filiales Laapersveld 75 1213 VB Hilversum (Pays-Bas)		PC	50.00	25.00
Transdev PLC, et ses filiales 401 King Street Hammersmith London, W6 9NJ (Royaume-Uni)		PC	50.00	50.00
Transdev ParticPCações SGPS SA, et ses filiales Avenida D. Afonso Henriques, 1462 – 1º 4450-013 Matosinhos (Portugal)		PC	50.00	50.00
Veolia Transport Nederland Holding BV et ses filiales Mastbosstraat 12 – Postbus 3306 4800 GT Breda (Pays-Bas)		PC	50.00	50.00
Veolia Transport Belgium nv et ses filiales Groenendaallaan 387 2030 Antwerpen (Belgique)		PC	50.00	50.00
Veolia Transport Central Europe GmbH et ses filiales Georgenstrasse 22 10117 Berlin (Allemagne)		PC	50.00	32.50
Veolia Verkehr GmbH et ses filiales Georgenstrasse 22 10117 Berlin (Allemagne)		PC	50.00	50.00
Veolia Transport Ceska Republica a.s. Krizikova 148/34 18600 PRAGUE 8 REPUBLIQUE TCHEQUEK Hutim 664/7 198 00 Praha 9 (Tchéquie)		PC	50.00	32.50
Consolidation method: FC : Full Consolidation – PC: Proportionate Consolidation – EA: Equity Associate

Veolia Environnement

Consolidated financial statements 12/31/2011

45      AUDIT FEES

Audit fees incurred by the Group during fiscal years 2011, 2010 and 2009 total €52.6 million, €50.1 million and €50.2 million, respectively, including €41.8 million in 2011, €40.5 million in 2010 and €40.2 million in 2009 in respect of the statutory audit of the accounts and €10.8 million in 2011, €9.6 million in 2010 and €10.0 million in 2009 in respect of services falling within the scope of diligences directly related to the audit engagement.