Form 20-F/A
period 2011-12-31
VEOLIA ENVIRONNEMENT
filed 2012-06-08
CIK 1160110

As filed with the Securities and Exchange Commission on June 8, 2012

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

EXPLANATORY NOTE

We are filing this Amendment No. 1 (the “Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Original Report”), as filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012 to correct a typographical error in “Item 7 — Major Shareholders and Related Party Transactions” in the percentage of our shares held in the form of ADRs by 190 registered ADR holders (including The Depository Trust Company).  This Amendment No. 1 amends and restates “Item 7. Major Shareholders and Related Party Transactions” of Part I of the Original Report. In the Original Report, this percentage was erroneously presented as 4.5%, rather than 5.87%, although other figures relating to absolute number of shares held in the form of ADRs was correct in the Original Report. This amendment has no effect on, and has not resulted in any changes to, the Company’s audited financial statements or the notes thereto for the year ended December 31, 2011, as previously reported in the Original Report.

Pursuant to the rules of the Commission, Item 19 has been updated to include the certifications of the Chief Executive Officer and the Chief Financial Officer in connection with this Amendment No. 1.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed. Except for the revision to Item 7 and the new certifications filed herewith, no other changes have been made to the Original Report. The other information in the Original Report continues to speak as of the date of the Original Report, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Report. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report and our Reports on Form 6-K that are subsequent to the filing of the Original Report.

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

Shareholders on December 31, 2011	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights ***
Caisse des Dépôts(1)	47,873,873	9.21	47,873,873	9.47
Groupe Industriel Marcel Dassault – GIMD(2)	32,888,732	6.33	32,888,732	6.51
Groupe Groupama(3)	29,366,758	5.65	29,366,758	5.81
Velo Investissement (Qatari Diar)(4)	24,681,519	4.75	24,681,519	4.88
EDF(5)	20,577,271	3.96	20,577,271	4.07
Veolia Environnement(6)	14,237,927	2.74	-**	-
Public and other investors	350,026,880	67.36	350,026,880	69.26
Total	519,652,960*	100.00	505,415,033*	100.00
_______________________________
*	The share capital may change over the fiscal year depending on exercise of stock options.
**	As of December 31, 2011 and the date of this annual report on Form 20-F, we held 14,237,927 treasury shares.
***	Percentage of voting rights as a share of actual voting rights (our treasury shares do not exercise voting rights).

(1)	According to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Caisse des dépôts et consignations was filed on June 15, 2009 (AMF Decision and Information no. 209C0862 dated June 15, 2009).

(2)	According to the statement of registered shareholders as of December 31, 2011 prepared by Société Générale (the account manager), and according to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Groupe Industriel Marcel Dassault (GIMD) was filed on March 11, 2010 (AMF Decision and Information no. 210C0246 dated March 15, 2010).

(3)	According to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Groupama was filed on December 30, 2004 (AMF Decision and Information no. 205C0030 dated January 7, 2005).

(4)	According to the analysis of our shareholders as of December 31, 2011. To our knowledge, the most recent declaration of threshold crossing of Velo Investissement (Qatari Diar) was filed on April 16, 2010 (AMF Decision and Information no. 210C0335 dated April 16, 2010).

(5)	According to the statement of registered shareholders as of December 31, 2011 prepared by Société Générale (the account manager) and according to the analysis of our shareholders as of December 31, 2011. To our knowledge, EDF’s most recent declaration of threshold crossing was filed on December 30, 2002 (Euronext notice no. 2002-4424 dated December 31, 2002). In that declaration, EDF reported that on such date it held 16,155,492 Veolia Environnement shares. Furthermore, in the amendment dated November 24, 2002 to the agreement dated June 24, 2002, EDF stated that it would hold shares acquired in our Company as a financial investment, that it did not seek to influence our Company’s management and that it would exercise its voting rights solely for the purpose of enhancing the value of its investment.

(6)	Treasury shares without voting rights. This figure is included in the monthly report of transactions carried out by Veolia Environnement with respect to its own shares that was filed with the French Regulatory Authority (AMF) on January 5, 2012.

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

As of December 31, 2011, we estimate that non-French investors held approximately 46.3% of our Company’s shares and French investors the remaining 53.7%.

We estimate that, as of December 31, 2011, approximately 44,285,938 of our shares (representing approximately 8.52% of our share capital) were held by holders in the United States.  As of December 31, 2011, 30,501,927 of our shares (representing approximately 5.87% of our share capital) were held in the form of ADRs by 190 registered ADR holders (including The Depository Trust Company).  We estimate that, as of March 31, 2012, there were approximately 49,825 beneficial holders in form of ADRs in the United States.

The following table summarizes changes in our principal shareholders (that directly or indirectly have held more than 4% of our shares) over the last three fiscal years.

	Situation on December 31, 2011			Situation on December 31, 2010			Situation on December 31, 2009
Shareholder*	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Caisse des Dépôts	47,873,873	9.21	9.47	47,273,114	9.47	9.75	47,273,114	9.58	9.87
Groupe Industriel Marcel Dassault – GIMD	32,888,732	6.33	6.51	29,150,851	5.84	6.01	na	na	na
Groupe Groupama	29,366,758	5.65	5.81	28,396,438	5.69	5.86	28,234,444	5.72	5.89
Velo Investissement (Qatari Diar)	24,681,519	4.75	4.88	24,681,519	4.95	5.09	na	na	na
Capital Group Companies	na	na	na	na	na	na	22,252,765	4.51	4.65
EDF	20,577,271	3.96	4.07	19,329,226	3.87	3.99	18,287,428	3.70	3.82

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

Dated:           June 8, 2012

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot
Title:   Chairman and Chief Executive Officer

Exhibit Index

EX-12.1                      SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
EX-12.2                      SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER