Form 20-F
period 2012-12-31
VEOLIA ENVIRONNEMENT
filed 2013-04-12
CIK 1160110

As filed with the Securities and Exchange Commission on April 12, 2013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2012
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
Eric Haza, Group Chief of Legal Affairs, 36/38 avenue Kléber, 75116 Paris France 00 33 1 71 75 00 75
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
522,086,849 ordinary shares, nominal value €5 per share

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes	No

* This requirement is not currently applicable to the registrant.

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3.

KEY INFORMATION

2

ITEM 4.

INFORMATION ON THE COMPANY

13

ITEM 4A.

UNRESOLVED STAFF COMMENTS

92

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

93

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

155

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

207

ITEM 8.

FINANCIAL INFORMATION

210

ITEM 9.

THE OFFER AND LISTING

221

ITEM 10.

ADDITIONAL INFORMATION

225

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

244

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

245

ITEM 12D.

AMERICAN DEPOSITARY SHARES

245

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

247

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

247

ITEM 15.

CONTROLS AND PROCEDURES

248

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

249

ITEM 16B.

CODE OF ETHICS

249

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

249

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

250

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER
AND AFFILIATED PURCHASERS

250

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

251

ITEM 16G.

CORPORATE GOVERNANCE

252

ITEM 17.

FINANCIAL STATEMENTS

254

ITEM 18.

FINANCIAL STATEMENTS

254

ITEM 19.

EXHIBITS

254

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

		At and for the year ended December 31,
	(in US$)(1)	(in €)
(millions, except per share amounts)(3)(4)	2012	2012	2011	2010	2009	2008
INCOME STATEMENT DATA:
Revenue	38,841.2	29,438.5	28,576.5	27,851.6	26,845.6	28,074.6
Operating income	1,444.7	1,095.0	829.1	1,776.1	1,585.8	1,588.0
Net income from continuing operations	189.6	143.7	(437.6)	702.6	685.3	482.1
Net income (expense) from discontinued operations	509.4	386.1	121.0	146.4	131.5	213.0
Minority Interests	179.4	136.0	173.2	290.5	257.8	304.1
Net income attributable to equity holders of the parent	519.6	393.8	(489.8)	558.5	559.0	391.0
Net income attributable to equity holders of the parent per share – Basic	1.03	0.78	(0.99)	1.16	1.19	0.85
Net income attributable to equity holders of the parent per share - Diluted	1.03	0.78	(0.99)	1.16	1.19	0.84
Net income from continuing operations to equity holders of the parent per share - Basic	(0.08)	(0.06)	(1.27)	0.84	0.94	0.56
Net income from continuing operations to equity holders of the parent per share – Diluted	(0.08)	(0.06)	(1.27)	0.84	0.94	0.55
Dividends per share (in €)		0.70(2)	0.70	1.21	1.21	1.21
Dividends per share (in US$)(5)	0.92	0.92	0.91	1.62	1.74	1.68
Number of shares (adjusted to reflect changes in capital)	522,086,849	522,086,849	519,652,960	499,126,367	493,630,374	472,576,666
BALANCE SHEET DATA (AT PERIOD END):
Equity attributable to equity holders of the parent	9,436.5	7,152.1	7,069.7	7,875.9	7,397.4	6,961.3
Minority interest	2,604.0	1,973.6	2,765.4	2,928.5	2,670.1	2,530.5
Total assets	58,861.2	44,612.1	50,405.6	51,427.3	49,754.7	49,086.2
Total non-current assets	29,783.7	22,573.7	28,457.1	31,055.4	29,558.5	30,010.8
Total non-current liabilities	22,171.2	16,804.0	20,890.3	22,506.5	22,028.9	21,320.0
CASH FLOW DATA:
Net cash flow from operating activities	3,762.3	2,851.5	2,944.0	3,456.6	3,601.3	3,359.7
Operating cash flow before changes in working capital	4,070.0	3,084.7	3,352.9	3,718.7	3,559.4	3,781.5
Net cash from (used in) investing activities	564.6	427.9	(1,137.6)	(1,817.2)	(1,351.9)	(2,964.8)
Net cash from (used in) financing activities	(4,109.7)	(3,114.8)	(1,375.9)	(1,878.4)	(488.4)	309.6
Purchases of Property plant and equipment	(3,037.3)	(2,302.0)	(2,258.3)	(2,083.7)	(2,104.8)	(2,390.3)

(1)  For your convenience we have converted the euro amounts in our selected financial data into U.S dollars using the December 31, 2012 rate of 1.00US$=0.75792€. This does not mean that we actually converted, or could have converted, those amounts into U.S dollars on this or any other date.

(2)  Amount of dividend per share to be proposed at the Annual Shareholders’ Meeting of May 14, 2013.

(3)  In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the revenues and expenses from the following entities are presented in a separate line, “Net income from discontinued operations,” for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, including entities that had been divested as of December 31, 2012:

•     Dutch activities in the Water division;

•     German activities in the Energy Services division;

•     Norwegian activities in the Environmental Services division;

•     Proxiserve household assistance services in the Water and Energy Services divisions;

•     U.K. regulated activities in the Water division;

•     U.S. Solid Waste activities in the Environmental Services division;

•     U.S. wind energy activities;

•     Montenay International, U.S. incineration entities in Environmental Services partially sold in 2009;

As well as entities that were held for sale at December 31, 2012:

•     Citelum, urban lighting activities in the Energy Services division;

•     Transportation activities, excluding SNCM;

•     Water activities in Morocco; and

•     European wind energy activities.

The divestiture processes for Water activities in Gabon and the Pinellas incineration activities in the United States were interrupted in the first and second semesters of 2011, respectively. These activities are not presented in Net income from discontinued operations.

(4)  Figures for the years ended December 31, 2010, 2009 and 2008 have been adjusted for the application of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

(5)  Based on relevant year-end exchange rates.

Dividends

Under French law and our by-laws (statuts), our statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profits or losses carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to other applicable requirements of French law and our by-laws.

At our General Shareholders’ Meeting to be held on May 14, 2013, our shareholders will vote on a dividend payment proposed to be €0.70 per share in respect of our 2012 fiscal year, which will be paid beginning on June 14, 2013. The dividend will be payable in cash or in shares, and the period during which shareholders may choose between being paid the dividend in cash or in shares, subject to applicable legal restrictions, will begin on May 20, 2013 and end on June 4, 2013. Subject to the approval of the General Shareholders’ Meeting, new shares will be issued a price equal to 90% of the average opening price on Euronext Paris of the shares over the twenty trading days prior to the day of the General Shareholders’ Meeting approving the dividend, less the amount of the dividend, rounded up to the next highest euro cent. We expect that Bank of New York Mellon as depositary will make this option available to ADR holders. On June 18, 2012, we paid a dividend of €0.70 per share in respect of our 2011 fiscal year. On June 17, 2011, we paid a dividend of €1.21 per share in respect of our 2010 fiscal year. On June 9, 2010, we paid a dividend of €1.21 per share in respect of our 2009 fiscal year. On June 8, 2009, we paid a dividend of €1.21 per share in respect of our 2008 fiscal year. On May 27, 2008, we paid a dividend of €1.21 per share in respect of our 2007 fiscal year.

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

The following table shows the euro/U.S. dollar exchange rate from 2008 through April 5, 2013 based on the noon buying-rate, as defined below, expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5. “Operating and Financial Review and Prospects.”

Month U.S. dollar/Euro	Period End	Average rate(1)	High	Low
April 2013 (through April 5th, 2013)	1.30	1.29	1.30	1.28
March 2013	1.28	1.30	1.31	1.28
February 2013	1.31	1.33	1.37	1.31
January 2013	1.36	1.33	1.36	1.30
December 2012	1.32	1.31	1.33	1.29
November 2012	1.30	1.28	1.30	1.27
October 2012	1.30	1.30	1.31	1.29

Year U.S. dollar/Euro
2012	1.32	1.29	1.35	1.21
2011	1.30	1.40	1.49	1.29
2010	1.33	1.32	1.45	1.20
2009	1.43	1.39	1.51	1.25
2008	1.39	1.47	1.60	1.24

(1)  The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. On April 11th, 2013, the exchange rate as published by Bloomberg at approximately 1:00 p.m. (New York time) was US$1.3115 per one euro.

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to the Environment in Which We Conduct Our Operations

We May Fail to Maintain or Increase Our Competitiveness and Adapt Our Business Model to Rapid Changes in Environment-Related Businesses.

Our business is highly competitive and requires substantial human and capital resources and cutting-edge technical expertise in numerous areas. Large international competitors, local niche companies and companies whose structural costs or profitability requirements are lower than ours (in particular public sector operators such as mixed public-private companies in France and Stadtwerke in Germany) serve each of the markets in which we compete. Accordingly, we must constantly strive to reduce our cost structure to remain competitive and convince potential customers of the quality and value of our services. Otherwise, we may suffer the loss of existing contracts or a substantial fall in profitability on contract renewals or no longer have access to new contracts. We may also need to develop new technologies and services or decrease our overhead in order to maintain or increase our competitive position, which could result in significant costs.

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

Our Cost Savings and Transformation Plans May Fail to Generate the Expected Cost Savings.

We have set cost reduction targets under two plans, but we may not be able to realize the savings objectives in these plans. In 2003, we began our cost-saving “Efficiency Plan,” which we continue to implement. In 2011, we began to implement the new “Convergence Plan,” which is part of the transformation of our organization, aimed at standardizing processes, reinforcing the control and steering of operations and streamlining our structure. Key features of these plans are described under Item 4. “Information on the Company – Our Overall Strategy.”

These plans could take longer to implement than expected and, with respect to the Convergence Plan, require more costs than planned. In addition, our cost reduction measures are based on current conditions and do not take into account future cost increases that could result from changes in our industry or operations, including new business developments, wage and price increases or other factors. Restructuring and disposals may harm our labor relations and public relations and could lead to disruptions. Our failure to successfully implement these plans, or the possibility that these efforts may not generate the level of cost savings we expect going forward or may result in higher than expected costs, could negatively affect our results of operations and financial condition.

We May Not Be Able to Realize All of the Divestments That We Are Hoping to Make. If We Do, the Proceeds May Be Lower Than We Currently Expect.

At the end of 2011, we announced a divestment program to refocus our activities and reduce our net debt, under which we seek to sell €5 billion of assets over 2012 and 2013. In particular, we announced plans to withdraw progressively from Veolia Transdev, to sell our rate-regulated Water activities in the United Kingdom, to divest our solid waste activities in the United States, and to continue to streamline our geographical coverage. While we made significant divestitures in 2012, including our regulated U.K. Water activities and our U.S. solid waste activities, we need to make further divestures in 2013 to achieve our objective.

Divestitures have inherent risks, including possible delays in closing transactions, potential difficulties in obtaining regulatory approvals, the risk of lower-than-expected sales proceeds for the divested businesses or the failure to complete the divestiture at all. The conditions under which the activities sold are carved out expose us to risks relating to the need to set up independent functional services in each activity, when those services were previously provided on a shared basis. We may also lose valuable resources (including the training campus) and significant expertise with respect to financial services, human resources, real estate and general services. In addition, the merger agreements involved in such sales include vendor warranties covering certain risks identified by the buyer. If such risks materialize, the resulting warranty calls could have negative financial consequences on us.

We Have Conducted and May Continue to Conduct External Growth Transactions Through Acquisitions and/or Mergers, Which Could Have a Less Favorable Impact on Our Activities and Results Than Anticipated, or Which Could Affect Our Financial Condition.

We have conducted and may continue to carry out external growth transactions, in varying legal forms, in particular through acquisitions of businesses or companies or through mergers, and of varying sizes, some of which may be significant at the Group level. These external growth transactions involve numerous risks, including the following: (i) the assumptions underlying the business plans supporting the valuations may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate the companies acquired and their technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired or merged; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be performed at unfavorable terms and conditions; (v) we may increase our indebtedness to finance these acquisitions or mergers; and (vi) we may be forced to carve-out or divest or limit the growth of certain businesses in order to obtain the necessary authorizations, in particular with respect to antitrust authorizations. As a result, the expected benefits of completed or future acquisitions, mergers or other external growth transactions may not materialize within the time periods or to the extent anticipated, or may impact our financial condition.

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

We are also subject to risks related to fluctuations in interest rates. As of December 31, 2012, our gross financial debt equaled €16,831.2 million before hedging, of which 34% bore interest at floating rates and 66% was fixed rate debt, after taking into account hedging instruments and fair value remeasurement of fixed-rate debt (see Note 27.1.1 to our Consolidated Financial Statements contained in Item 18 in this annual report on Form 20-F). Fluctuations in interest rates may affect our future growth and investment strategy since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Our Business is Subject to Greenhouse Gas Market and Emission Allowance Risks.

As an operator of energy installations, we are exposed to the inherent risks of the greenhouse gas allowance system introduced by the European Union in the framework of the Kyoto Protocol. The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions. Phase 3 of the National Allowance Allocation Plans, which runs from 2013 to 2020, is targeted reduce greenhouse gas emissions by 20% by 2020 (compared to 1990 levels). As a consequence, some of the allowances needed after January 1, 2013 by our Group (Dalkia) will have to be purchased (through an auction system), which is expected to generate additional costs.

In this context, our risk is two-fold: first, we may not be able to achieve the emission reductions imposed by the system over a number of years, which would result in our Group being required to purchase additional greenhouse gas allowances. Second, we may not be able to adjust our pricing policy so as to pass on the extra cost of purchasing these allowances in the future.

Our Business Operations In Some Countries May Be Subject to Political Risks.

Sales outside of France generated 59% of total Group revenue in 2012. While our operations are concentrated mainly in Europe, the United States, China and Australia, we conduct business in markets around the world. We also conduct business in certain emerging countries. In a complex and sometimes unstable international environment, risks relating to conducting business in certain countries can affect our financial position, results of operations, reputation and outlook. In particular, given the nature of our activities and the term of our contracts, our results can partially depend on external operating conditions, including the geopolitical, economic, social or financial situation or the level of development, working conditions and environmental conditions of a given country.

The risks associated with conducting business in some countries can include the non-payment or slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, increased foreign exchange risk and currency restrictions on fund repatriation. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The setting of public utility fees and their structure may depend on political decisions that can impede any increase in fees for several years, such that fees no longer cover service costs or provide appropriate compensation for a private operator. Major amendments to or the uneven application of regulations, social unrest, local authority claims challenging the tax system or the application of contractual terms, foreign exchange control measures and other negative actions or restrictions imposed by governments can also significantly affect operating conditions, particularly in emerging countries. The economic balance of our contracts may deteriorate as a result of changes in local economic, social or environmental conditions, such as an increase in unpaid household debts or a reduction in available environmental resources, like water or biomass.

We may not be able to insure or hedge against these risks. Furthermore, we may find we are unable to defend our rights before a court of law in certain emerging countries should we come into conflict with their governments or other local public entities. Unfavorable events or circumstances in certain countries may lead us to record exceptional provisions and/or impairments, which could have a significant adverse effect on our financial position, results and outlook.

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

Given the nature of our activities and our geographical reach, our tangible and intangible property, employees, security and information systems could be the target of malicious attacks or terrorist acts. In the areas of public transportation, energy services and waste management, our installations and vehicles around the world may become targets. For example, the distribution of drinking water is an activity of vital importance and a major public health consideration that could be targeted by criminal action. As a result, despite the preventive and safety measures implemented by us and the insurance policies subscribed, a criminal or terrorist attack could negatively affect our reputation or operating results.

In addition, our employees work and travel in countries where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently high. The protection of our employees, activities and resources is subject to extremely stringent regulatory constraints, which expose us to legal liability.

In addition, very large-scale or repetitive natural disasters may also lead to the exceptional disorganization of certain infrastructure (such as roads and means of communication) on which we depend for the conduct of our business or may cause damage to the infrastructure for which we are responsible. We could thus temporarily be unable to perform services according to the conditions defined by contract.

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

Our activities also include the production of electricity, particularly in France, Germany, the United Kingdom and Central Europe. A significant portion of these sales concern so-called “unavoidable” production, co-generated with heat or resulting from the incineration of waste. In the initial years of service of an installation, the electricity produced is generally covered by guaranteed purchase tariffs pursuant to specific domestic regulations. At the end of this guaranteed tariff period, production is sold on the wholesale market and is exposed to fluctuations in the price of electricity. A significant and long-term drop in the market price of electricity in the countries concerned could, therefore, impact our operating results.

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

Our Long-Term Contracts May Limit Our Capacity To Quickly and Effectively React To General Economic Changes.

We conduct the majority of our operations through long-term contracts, which can hinder our ability to react rapidly and appropriately to negative financial events. Over time, the circumstances or conditions under which we initially entered into a contract may change, which may result in adverse economic consequences. Such changes may vary in nature and foreseeability. Certain contractual mechanisms may help in addressing such changes and restoring the initial balance of the contract, but they may also not be fully effective. The implementation of such mechanisms may be triggered more or less automatically by the occurrence of a given event (for instance, price indexing clauses), or they may call for a procedure to revise or amend the contract with the agreement of both parties or of a third party. Accordingly, we may not be free to adapt our compensation in line with changes in our costs and demand, whether this consists of a price paid by the customer or a fee levied on end users based on an agreed-upon scale. These constraints are exacerbated by the long-term nature of contracts. In all cases, particularly in public service management contracts, our actions must remain within the scope of the contract and we are required to maintain uninterrupted service. We cannot suddenly and unilaterally terminate a business that we believe is unprofitable, or change its features, except in the face of proven customer misconduct and then only under certain circumstances.

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

The risks to which we are exposed under these types of contracts are generally technical (design and choice of tailored versus tried-and-tested technology), operational (site management during performance, acceptance and warranty phases, ability to use a technology, that may be imposed by the customer) and economic (fluctuations in raw material prices, other supply prices or foreign exchange rates).

In accordance with standard practice, to the extent possible we seek to cover these risks contractually. We may, however, encounter difficulties over which we have no control, relating, for example, to the complexity of certain infrastructure, weather or economic variations, construction contingencies, the purchase and ordering of equipment and supplies, or changes in performance schedules. In certain cases, we must rely on existing information or studies provided by the customer that may prove inaccurate or inconsistent, or we may be required to use existing infrastructure with poorly-adapted operating characteristics. These may lead to non-compliance with contract specifications or generate additional costs and construction delays, triggering, in certain cases, reductions in our revenue or contractual penalties, which could negatively affect our financial position, results or outlook. In certain cases, we must take into consideration public or private customer requests for additional work, whether or not such changes were provided for contractually. These changes may result in changes in the services provided, necessary investments or the invoicing method. While contracts generally include clauses providing for the payment of additional compensation should additional work be requested or should events such as those detailed above occur, we are nonetheless exposed to the risk of not obtaining sufficient payment to cover additional costs, as well as the risk of obtaining such amounts only after the passage of time. In addition, the failure of the sub-contractors and suppliers that we use in the performance of our contracts could generate delays and significant additional costs without the ability to recover all costs incurred.

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

We May Make Significant Investments in Projects Without Being Able to Obtain the Required Approvals For the Project.

To engage in business, in most cases we must sign a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to win such contracts is often long, costly, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment, which are often preceded by increasingly complex studies and public investigations. We may invest significant resources in a project or public tender without obtaining the right to perform the planned activity or sufficient compensation to cover the cost of our investment. This could arise due to failure to obtain necessary permits or authorizations, or approval from antitrust authorities, or because authorizations are granted contingent on our abandoning certain of our development projects. This result increases the overall cost of our activities and could potentially, were the cost of failure to become too high, force us to abandon certain projects. Should such situations become more frequent, the scope and profitability of our business could be affected.

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

Each of our businesses, moreover, may become subject to stricter general or specific laws and regulations, and correspondingly incur greater compliance expenditures in the future. Moreover, the scope of application of environmental, health, safety and other laws and regulations is increasing constantly. As environmental laws and regulations are constantly being amended and tightened, these amendments can require significant compliance expenditures or investments that we may not be able to foresee.

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

Human Resources Management Issues and Industrial Disputes Could Have a Negative Impact On Our Image and Business.

Our operations, which we carry out on behalf of industrial customers or local governments, include the provision of essential services and always require human labor for their implementation. We operate in diverse locations, sometimes under difficult working conditions. We cannot guarantee that we will not encounter labor disputes (strikes, walkouts, blocking access to sites, or the destruction of property in extreme cases) that could interrupt our operations over a significant period of time. In particular, our transformation, including the implementation of our Convergence Plan, which includes significant reorganization and the refocusing of our activities on certain businesses and geographical regions, could cause industrial relations to deteriorate and negatively affect productivity and, consequently, our results. Any such disputes could have an adverse effect on our financial condition, results or outlook, as well as on our reputation.

We May be Unable to Maintain and Recruit Employees With the Skills Necessary For Our Evolving Business.

Our activities require a wide range of continually evolving skills in order to keep up with changes in our sector, in particular in our environment-related business. We may be unable to locate professionals with new skills, train staff in new techniques and recruit and train managers in every country where we do business in a timely manner. The implementation of our Convergence Plan, which involves significant reorganization, may exacerbate this risk.

There Are Legal Matters in Which Adverse Outcomes Could Have a Material Adverse Effect on Our Business, Results of Operations and Financial Condition.

New legal proceedings and inquiries involving our Group were initiated in 2012, including a procedure launched by the European Commission investigating the possible existence of an anti-competitive cartel in the water sector, and several actions, concern Société Nationale Maritime Corse Méditerranée (SNCM) and include allegations of receiving improper State Aid. Unfavorable outcomes in these matters, or in other matters, could materially and adversely affect our results of operations, financial condition, or business. See “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Litigation” and Note 36 to our Consolidated Financial Statements.

The Unavailability of Our Information Systems Due to Disaster or Successful Hacking Could Have a Material Adverse Effect on Our Business, Results of Operations and Financial Condition.

Our operations and the management of our business, including the finance and human resources components, depend on the secure and reliable performance of our information systems. The unavailability of information systems because of a disaster or successful hacking involving one or more of these information systems could have major consequences for the quality or even the continuity of services and the availability, integrity and confidential nature of our data. Despite all of our efforts and the resources put in place to protect and secure our information systems, we may still be the target of a successful cyber-attack. Any compromise of our systems could result in a loss of confidence in our security protocols and subject us to litigation, civil or criminal penalties, and adverse publicity that could adversely affect our financial condition and results of operations.

Our Activities Expose Us to Counterparty Risk, Including Failures By Customers, Suppliers, Joint-Venture Partners, Intermediaries, Financial Agents, and Banks.

Counterparty risk is the risk that we may enter into a contract with an entity that is unable to fulfill its commitments, financial and otherwise (including, debt repayment, breach of warranties, offset under a derivative transaction, etc.). In 2011 and 2012 certain customers (particularly in Italy) were unable or unwilling to pay amounts owing to us. Our financial counterparty risk is mainly associated with cash investments and positive market values on derivatives. In addition, the financial counterparty risk for our subsidiaries is in respect of the amounts held in local deposits, amounts treated by local banking institutions (such as settlement, sight deposits, and signature commitments), and the continuation of confirmed credit facilities obtained from banks.

In addition, we may be required to conduct our activities in France and abroad through partnerships with public authorities or private companies. These partnerships offer a means of sharing the economic and financial risks associated with certain major projects or activities. While the partial loss of control granted in return for reducing capital exposure is managed contractually, changes in the project, or in the economic and political context, or a downturn in the economic position of our partner(s) could lead to conflict between the partners and, in severe cases, end the partnership. Situations involving the poor performance of a partnership could have a significant impact on our activities, financial position, results or outlook.

Finally, actions by employees, agents and representatives, who do not comply with our “Ethics, Commitment and Responsibility” program or the specific ethics codes applicable to various activities, could expose us to civil or criminal penalties and adversely affect our reputation.

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

We are Permitted to File Less Information with the U.S. Securities and Exchange Commission (SEC) Than a Company Incorporated in the United States.

As a “foreign private issuer,” we are exempt from rules under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), that impose some disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Additionally, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our shares. We are also exempt from certain rules governing the independence of the Audit and Compensation committees of our Board of Directors. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act. Accordingly, there may be less information concerning our Company publicly available from time to time than there is for U.S. companies at those times.

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

You May Be Required To Pay a Financial Transactions Tax in Connection with Acquisition of Our Shares

Under French law, a financial transactions tax is applicable to the acquisition of our shares, generally in an amount equal to 0.2% of the consideration paid or the value of the shares acquired. The tax is due regardless of where the transaction takes place, and regardless of the form of acquisition. The acquisition of an ADR is considered to be the acquisition of our shares for purposes of the tax. The financial transactions tax is generally collected by financial intermediaries that execute transactions. In addition, other proposed financial transactions taxes, including a draft European directive, may become effective in the coming years. Such taxes will increase the transaction costs associated with purchases and sales of our shares (including ADRs) and could reduce the liquidity of the market for our shares.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a leading global provider of environmental management services, which include the supply of water, the treatment and recovery of municipal or industrial effluent, waste collection, processing and recycling, the supply of heating and cooling services and the optimization of industrial processes. Our clients include a wide range of public authorities, industrial and commercial services customers and individuals around the world.

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

Our operations are conducted through three divisions, each specializing in a single business sector: Veolia Eau (Water), Veolia Energie (Dalkia, Energy Services) and Veolia Propreté (Environmental Services). When referring to the activities of our divisions, we refer to the division names, and when referring to entities within our Group, we refer to their legal names. Through these divisions, we provide drinking water to 101 million people and treat wastewater for 71 million people in the world, process nearly 54.4 million tons of waste, and satisfy the energy requirements of hundreds of thousands of buildings for our industrial, public authority and private individual customers. We also develop services combining several Group businesses, both by using a combination of individual contracts or by combining services within a single multi-service contract. We are in the process of divesting our Transportation business, conducted through Veolia Transdev, which is 50% owned by us and 50% owned by the Caisse des dépôts et consignations, a French state-owned financial institution.

Historical Background

Our Company traces its roots back to the creation of Compagnie Générale des Eaux by Imperial Decree on December 14, 1853. During the same year, Compagnie Générale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. We developed our municipal water distribution activities in France by obtaining concessions in Nantes (1854) and Nice (1864), as well as a 50-year concession for Paris (1860) and its suburbs (1869).

In 1980, Compagnie Générale des Eaux reorganized its water activities by bringing together all of its design, engineering and operating activities relating to drinking water and wastewater treatment facilities within its subsidiary Omnium de Traitement et de Valorisation (OTV). During the 1980s, Compagnie Générale des Eaux expanded its business with the acquisitions of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transport and Veolia Propreté) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia). It also began significant international expansion.

In 1998, Compagnie Générale des Eaux changed its name to “Vivendi” and renamed its main water subsidiary “Compagnie Générale des Eaux.”

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created our Company under the name “Vivendi Environnement” to conduct all of its environmental management activities, which were then conducted under the names Vivendi Water (Water), Onyx (Environmental Services), Dalkia (Energy Services) and Connex (Transportation).

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

Between 2002 and 2004, we undertook a major restructuring in order to refocus on our core environmental management services activities. This process was completed in 2004 with the sale of various U.S. subsidiaries in the Water division and our indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement activities. In 2003, we began to implement our “Efficiency Plan” aimed at achieving significant cost savings.

In November 2005, we rolled out our new brand policy aimed at increasing consistency between the divisions of the Group, the visibility of our Company and strengthening our identity and common culture of service values. The Water and Environmental Services divisions as well as the Transportation business are now united under a single brand, “Veolia,” which is linked to the name of their activity. The Energy Services division primarily operates under the brand “Dalkia.”

In May 2010, we signed an agreement to combine our transportation subsidiary, Veolia Transport, with Transdev. The transaction created Veolia Transdev, in which we hold a 50% interest, with the remainder held by the Caisse des dépôts et consignations, a French State-owned financial institution. As part of this transaction, Veolia Transport and Transdev were transferred by their shareholders to the newly created joint venture, Veolia Transdev. Prior to completing the transaction, Caisse des Dépôts et consignations subscribed to a €200 million share capital increase by Transdev. Following completion of the combination, Veolia Environnement became the industrial operator of the new entity and Caisse des dépôts et consignations a long-term strategic partner.

In 2011, we were affected by a number of changes in our markets, including pressure on credit markets in Europe as a result of uncertainties relating to the credit quality of certain sovereigns, coupled with lower GDP growth and decreased public spending in mature markets, which put increasing pressure on margins. In this context, on December 6, 2011, we announced a strategic transformation plan founded on refocusing our activities and business portfolio, which includes the disposal target of €5 billion in assets over two years, the concentration of activities on our three main businesses (Water, Environmental Services and Energy Services), and the divestiture of regulated Water activities in the United Kingdom and solid waste activities in the United States.

The U.K. regulated Water activities were divested on June 28, 2012 and the U.S. solid waste activities were sold on November 20, 2012. On March 30, 2012, Veolia Environnement and Caisse des dépôts et consignations signed an agreement for negotiation contemplating the transfer of Veolia Transdev’s 66% shareholding in SNCM to Veolia Environnement. In addition, on October 22, 2012, they entered into an agreement to negotiate a share capital increase of Veolia Transdev through the capitalization of existing shareholders loans. Following this capital increase, Caisse des dépôts et consignations will hold 60% of Veolia Transdev share capital, and assume exclusive control of that entity, while Veolia Environnement will retain a 40% stake. The agreement also calls for the good faith negotiation of a reduction in our interest in Veolia Transdev to 20% over two years following the capital increase.

In 2012, we pursued implementation of our “Efficiency” and “Convergence” Plans aimed at generating further savings by reducing administrative, functional and operating costs in the short-term and through the transformation of the organizational structure in the long-term.

BUSINESS OVERVIEW

The following table provides our revenues by division for the year ended December 31, 2012. We have commenced our progressive withdrawal from Veolia Transdev. As a result, our share of the results of operations of Veolia Transdev (other than SNCM) are recorded as a discontinued operation and do not appear in this table.

2012 Revenues (in € million)	Water	Environmental Services	Energy Services	Other	Total consolidated
Europe	8,295.6	6,955.9	6,924.7	337.0	22,513.2
of which France	4,515.7	3,455.1	3,716.8	294.7	11,982.3
of which Germany	1,373.0	1,076.6	8.5	0.0	2,458.1
of which the United Kingdom	464.9	1,708.5	207.1	3.3	2,383.8
of which other European countries	1,942.0	715.7	2,992.3	39.0	5,689.0
United States	816.8	708.3	276.6	0.0	1,801.7
Rest of the world	2,965.8	1,418.7	463.3	275.8	5,123.6
of which the Middle East	313.3	109.5	100.8	0.0	523.6
of which Oceania	199.4	852.8	57.2	0.0	1,109.4
of which Asia	1,667.9	254.1	115.3	0.6	2,037.9
of which Rest of World	785.2	202.3	190.0	275.2	1,452.7
TOTAL	12,078.2	9,082.9	7,664.6	612.8	29,438.5

Our Overall Strategy

We are the leading international company focused on the environmental services sector, currently operating through three divisions, Water, Environmental Services and Energy Services and, through Veolia Transdev (which we are currently divesting), in the Transportation sector. We serve public authority, industrial and service-sector customers.

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

We target balanced and responsible growth. This strategy results from the long-term nature of our commitments, the enormous needs we fulfill (which also represent large opportunities) and the impact of our activities on the environment. We must consider the long-term interests of all our stakeholders: shareholders, lenders, employees and customers.

Faced With a Changing Global Environment Presenting New Challenges, We Are Adapting and Transforming Our Organization.

Faced with the growing global population, which is projected to reach approximately 9 billion in 2050, a doubling of urban populations in emerging counties and the complexity of managing environmental issues of major customers, cities and industrial companies, we are continuing to transform our organization to better respond to environmental challenges. The financial crisis in Europe and the downturn in public finances in mature economies have put increasing pressure on selling prices and require tighter cost control. At the same time, growing demand for environmental services in both rapidly growing and developed countries presents major development challenges (such as new regulations, increasingly rare resources, and increasingly difficult to treat pollution), but also opportunities that must be met with a selective development policy. In this context, we position ourselves as an “Industry Standard for Environmental Solutions” as the reference in sustainable development, and we cultivate our difference through innovation, industrialization and quality as well as marketing. We are supported by solid fundamentals, leading positions in several markets, an extensive portfolio of long-term contracts and growth platforms in several emerging markets.

In 2012, we continued to pursue our transformation plan launched in 2011, which targets four strategic objectives, as confirmed by our Board of Directors on October 22, 2012:

•

To become the benchmark company in major markets where solid demand underpins robust revenue, by providing added value that sets us apart from competitors;

•

To balance our business activities between municipal and industrial customers, so that we generate at least 50% of our revenue with industrial customers, compared to 35% today;

•

To generate more than 50% of our revenue in growth markets, which currently account for only one-third of our business; and

•

To develop new economic models.

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

As Part of Our Transformation, We Are Refocusing Our Business Activities and Deleveraging Our Financial Structure.

To attain this objective, at the end of 2011, we launched a €5 billion asset divestment program for the period 2012/2013. This plan, which we updated in early 2013, includes refocusing on core geographical regions and reducing our net financial debt to between €8 billion and €9 billion by the end of 2013. We achieved divestitures of €3.7 billion in 2012. Together with the accounting impact of a change in the ownership structure of the Berlin Water operating company, these divestures reduced our net financial debt by €5.1 billion in 2012. We increased our overall divestiture target (including the Berlin accounting change) to €6 billion. See Item 5. “Operating and Financial Review and Prospects” for further details.

The transformation plan will lead to our withdrawal from several countries. By the end of 2013, we expect to reduce the presence of our permanent operations to around forty countries where we have employees and capital employed over €5 million.

We Are Simplifying and Tightening Our Organizational Structure.

We plan to continue and accelerate the far-reaching transformation process underpinned by the implementation of our new “Convergence Plan,” launched in 2011, which is part of the transformation of our organization, aimed at standardizing processes, strengthening control and operational management and simplifying our organizational structure through the following steps:

•

the rationalization of organizational structures across all our entities:

-

redefinition of responsibilities at all management levels,

-

greater control by functional teams,

-

standardization of processes.

•

and a pooling process that encompasses:

-

certain support functions within the regions,

-

procurement and technology systems,

-

marketing resources, to improve and standardize commercial offerings and solutions proposed to public authorities and industrial companies.

We Are Aiming to Realize Significant Cost Savings.

By continuing the Efficiency Plan implemented in 2003, we aim to boost our operational performance and generate gross savings of €270 million in 2013 (excluding divestitures). Under the terms of certain contracts, we hope to generate savings that will be passed on to customers.

Our “Convergence Plan” aims to generate further savings, by reducing administrative, functional and operating costs in the short-term and through the transformation of the organizational structure in the long-term. The objective of this plan is to realize cost savings with a positive impact on operating income, net of implementation costs. The cost savings objectives of this plan were revised upward from an initial target of €120 million in 2013 to €170 million in savings for this year and to €470 million in savings for 2015, compared to €420 million as previously planned (after divestitures, including over 20% of savings from joint ventures).

We Are Positioning Ourselves to be Able to Seize Profitable Growth Opportunities.

A further downturn in the external environment and the worsening of the situation in France has led us to set four strategic objectives for the next five years:

•

Concentrate on major markets with complex environmental issues.

Investment choices will focus on markets combining value and volume. We will make our expertise in the treatment of the most difficult pollution available to customers. This includes the development of our biomass sector, as well as the dismantling and clean-up of nuclear installations, which will allow us to produce specialized technological and commercial solutions.

•

Increase the share of revenue from industrial customers above 50%, from 35% currently.

Industrial markets are driven by underlying trends such as increasing scarcity of resources, rising environmental standards and increasingly complex processes, that must be brought to bear in international markets and for global clients. We try to position ourselves in markets subject to strict environmental restrictions, such as the petroleum and gas industries, as well as in high-tech sectors, such as industries producing recyclable effluents.

•

Move towards the most dynamic regions where our distinctive expertise will be better remunerated.

There are significant structural trends driving growth in our priority markets. Certain regions combine annual economic growth in excess of 3% and a favorable long-term outlook, both in terms of environmental regulation and technological progress. These markets are primarily Central and Eastern Europe, the Middle East, Australia, China and certain Asian countries, as well as certain Latin American countries. Certain European countries are driven by growth in particular markets, such as hazardous waste or energy efficiency. Overall, our target is to earn over 50% of our revenue in these growth markets.

•

Adapt our economic models, by reviewing and tailoring our traditional business offerings.

We wish to develop our activities, outside of our traditional businesses, while capitalizing on our technological expertise and commercial experience. We are developing answers to the financial, health and environmental challenges of our customers, through the management of intelligent networks, that use dynamic network management, ex-post analysis of data, smart sensors, and other techniques. We also set up win-win partnerships with our customers, through co-managed contracts in the water and energy savings sectors. In the environmental services sector, we are banking on a move from waste elimination to waste transformation.

In the long-term, we reaffirm our clear and determined vision to become the “Industry Standard for Environmental Solutions,” i.e., the corporate reference in these markets. Through the standardization of our operational, commercial and functional processes supported by innovation and development in major markets and particularly industrial markets, we can tackle this objective with confidence.

Our Strategy By Division

Water

Through our Water division we intend to continue expanding our services around the world, while striving to ensure the quality and safety of the water we provide, conserve natural resources and protect the environment.

Veolia Eau will continue to optimize the allocation of its resources, operating costs and profitability, both in its “Operations” and “Technologies and Networks” businesses. Veolia Eau has a three-pillar strategy:

•

Pillar one comprises municipal activities where capital intensity is high (e.g. in China, Germany and Central Europe, France). Capital intensive municipal activities involve a public client and substantial investment either for acquisitions (i.e., privatizations) or to build or modernize infrastructure. Through sustained organic growth, the aim is to increase the profitability of Chinese assets, reorganize and rationalize Veolia Eau activities in France (in light of significant pressure on margins), and invest selectively in Eastern and Central Europe.

•

Pillar two is aimed at low capital intensive municipal activities, such as service contracts in the United Kingdom, the United States, Australia and Japan, as well as Technologies and Networks activities for municipal customers. Low capital intensive municipal activities involve a water company that is generally public and owned by the municipality, but may sometimes be private. Our services may target high added-value services such as the treatment and recycling of sludge, the implementation of smart networks or the comprehensive management of services based on performance commitments where remuneration is based on shared productivity gains (such as, our “Peer Performance Solution” agreement in New York). In the case of operating activities, the aim is to capitalize on Veolia Eau’s expertise in all activity sectors and to propose high-tech and high added-value offerings

•

Pillar three comprises industrial customer activities in the Operations and Technologies and Networks sectors. These activities are performed at customer sites (sometimes in emerging countries) and focus on three major industrial sectors:

-

heavy industry or industrial sectors that use significant volumes of water and are exposed to substantial environmental restrictions such as resource availability and sensitive natural environments,

-

industries subject to strict specifications governing the use of water (e.g., food industry, cosmetics or semi-conductors), and

-

industries discharging recoverable effluents, such as the petrochemical substances, or enabling the recovery of energy, such as biogas.

In each of these pillars, we aim to have our Water division stand out from the competition through the high-tech content of its offerings. This strategy is implemented through the continued optimization of resource allocation and operating costs, both in its Operations, Technologies and Networks businesses.

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

•

transforming our activities at the right pace in accordance with local requirements;

•

developing industrial hazardous waste processing and recycling activities, benefiting from our competitive advantages and the high added value of our services;

•

adapting our collection activities to reflect current market conditions (reduced volumes, significant pressure on prices) and demand for collection systems with a higher technology component;

•

accelerating the transformation of waste processing methods away from elimination and towards recovery;

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

The following growth sectors have been identified and prioritized:

•

non-hazardous waste recovery in Europe;

•

treatment and recycling of industrial hazardous waste;

•

dismantling of sensitive installations, in particular nuclear installations;

•

Private Finance Initiatives (“PFI”) in the U.K. and Public-Private Partnerships (“PPP”) integrated waste management contracts in Europe.

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

Energy needs continue to rise while resources are becoming increasingly rare and expensive and environmental regulations have also tightened. In this context, where energy must remain a factor of shared progress, energy transition has commenced, with the rise of new, more decentralized, energy resources generating less greenhouse gases and the strengthening of energy efficiency and environmental policies. These developments confer a greater role on regional authorities. Dalkia’s aim is to become the regional benchmark for energy efficiency.

Dalkia is therefore focusing on three activities which, together, will help regional authorities reduce their energy consumption and their environmental footprint:

•

Heating and cooling systems;

•

Industrial utilities;

•

Energy services for buildings.

Accordingly, Dalkia operates at 2 levels:

•

with final users, we help industrial companies’ buildings consume less energy particularly, thermal energy, which accounts for the vast majority of energy consumption.

•

at the regional level, we implement collective solutions in heating and cooling systems that are more efficient and greener than individual solutions and that allow for the recovery of local renewable energies.

Dalkia brings concrete, complementary solutions to these markets by offering significant value creation for customers. Its wide range of services encompasses contracts guaranteeing the long-term energy and environmental performance of installations we operate.

France, Continental Europe, North America, China and the Gulf States have already been identified as priority geographical regions.

Transportation

In December 2011, we decided to focus our activities on our three business lines and withdraw from the Transportation business, conducted through Veolia Transdev, our 50/50 joint venture with Caisse des dépôts et consignations since March 2011. We favor an orderly process of progressive withdrawal from Veolia Transdev.

Veolia Transdev is a major transportation service provider, worldwide. In an extremely difficult economic context, particularly in Europe, Veolia Transdev’s substantial debt has forced it to consolidate its financial structure and seek new leeway for development. Its strategy is based on:

•

strengthening its profitability, by benefiting from synergies generated by the combination of Veolia Transport and Transdev, the implementation of performance and efficiency plans and improvements to the performance of certain unprofitable contracts;

•

refocusing on certain geographical regions and modes of transport that are most attractive to the Group, given future development; and

•

prioritizing high added-value activities.

The major challenges in this sector are tied to an ever-rising demand for transportation, with growing requirements in terms of fluidity and flexibility, while public service providers are facing ever tighter budgets. Public transportation networks must also take into account environmental concerns and propose increasingly high-performing solutions to improve the quality of city travel by reducing traffic congestion and pollution.

DESCRIPTION OF OUR MAIN BUSINESSES

Water

Veolia Environnement, through Veolia Eau-Compagnie Générale des Eaux, is the world’s leading provider(1) of water and wastewater services to public authorities and industrial companies. In addition, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies, is one of the world’s leaders in the design of technological solutions and the construction of structures for the performance of such services. Veolia Eau provides drinking water to more than 101 million people and supplies 71 million people with wastewater services. We can offer local authorities and industrial companies solutions combining productivity, resource savings and a reduced environmental footprint thanks to the 350 different technologies we use.

As of December 31, 2012, Veolia Eau had 89,094 employees around the world. The Water division is present principally in France for historical reasons, but also in the United Kingdom, Germany, Belgium, the Czech Republic, Bulgaria, Slovakia, Hungary and Romania, to name only those countries hosting our main activities. The Asia-Pacific region (mainly China, Korea, Japan and Australia) also remains an important development objective, with the signing of a number of major contracts with municipal and industrial customers over the past several years. Veolia Eau also has a presence in the United States, such as its contracts for the operation and maintenance of water and wastewater treatment plants, like the one with the city of Milwaukee, and performance contracts like the ones signed with New York City and Winnipeg, for example. We also have numerous contracts with industrial customers in a range of sectors, such as mining, petroleum, and gas and are present in the Middle East and Africa, primarily in Niger, and Gabon. Thanks to its network of research centers in France and abroad coordinated by the Group, Veolia Eau has mastered numerous major technologies and tools within the water sector. Veolia Eau is therefore able to offer highly-skilled services in the area of water quality for production of drinking water, optimization of plants and networks, the recovery of raw materials or effluents, the reuse of treated effluents and the preservation of the environment.

Combined with our strong local presence and considerable experience providing services to municipal and industrial customers, our technical expertise is a significant advantage in the extremely competitive water services market.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Water division, after elimination of inter-company transactions.

Water (in € million)	Year ended December 31, 2012	Year ended December 31, 2011(1)	Change 2012/2011
Revenue	12,078.2	11,921.3	1.3%
Operating income	617.7	790.4	(21.9)%

 (1)  In accordance with IFRS 5, non-current assets held for sale and discontinued operations, the results of operations of U.K. regulated activities (sold in June 2012), and Moroccan activities in the Water division are presented in a separate line, “Net income from discontinued operations”.

Overview Of The Water Division

Through a geographical structure featuring a strong local presence, Veolia Eau designs, builds and manages water services and wastewater treatment and recovery services for local authorities and industrial customers on five continents. Contracts are generally long-term and range from ten to twenty years in length and potentially up to fifty years with certain local authorities and from three to ten years with industrial customers. These contracts take various forms, tailored to the needs and goals of the customer (public-private partnerships, BOT (Build, Operate & Transfer) contracts, contracts or concessions in France, etc.). They are generally contracts that involve the operation, design or construction of installations, with the customer usually remaining the owner of the assets and retaining authority over the pricing policy and investment under municipal contracts. Changes in legislation and needs have enabled Veolia Environnement to integrate more elaborate mechanisms into its contracts allowing it to share in the added value (productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage customer relations, and we are constantly improving the efficiency of our services and specific information systems. In certain countries where public authorities have sought to either implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau offers feasibility studies and technical assistance, which may include master plans, coordination and acceptance, network modeling and financial analysis.

(1)  Source Pinsent Masons Water Yearbook 2012-2013.

Service Contracts With Public Authorities and Industrial Customers

The main focus of our water business is water and wastewater management services for public authorities and industrial customers, which we refer to as “Operations” activities. We provide integrated services that cover the entire water cycle. Our activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. We also manage customer relationships, providing billing services and call centers, etc. Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts tailored to local environments. Our continued expertise in the treatment and recovery of industrial water allows us to offer industrial customers performance-based operating contracts satisfying the expectations of customers wishing to optimize production costs while reducing their environmental footprint.

Technological Solutions for the Treatment of Water

Through our “Technologies and Networks” activities, we develop technological solutions and design/build the infrastructure necessary to provide water services on behalf of public authorities and industrial and service sector customers. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized equipment, which is both reliable and high-performing, designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and customer service of these installations. We treat groundwater, surface water, brackish or seawater, wastewater and refined sludge. Through a combination of physical, chemical and biological treatments, we have developed a comprehensive range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. Our recycling/reuse systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing water consumption, operating costs and environmental damage. Through SADE, we also design, build, renew and recover urban and industrial drinking water and wastewater networks and related infrastructure, in France and around the world.

Key Factors

The key factors that may have an impact on the activities of Veolia Eau are of a technical, contractual and economic nature.

The economic key factors potentially impacting the “Operations” business are trends in volumes billed (particularly changes in weather conditions that can impact domestic water consumption), the ability to obtain price increases, on time and in line with our objectives and the ability to implement cost cutting programs. Key factors, from a technical point of view, include the ability to satisfy service commitments negotiated with customers or regulators and, from a commercial point of view, the ability to renew existing contracts under satisfactory terms and conditions in a highly competitive environment. Our ability to control costs and obtain favorable terms and conditions in our contracts are key success factors, particularly in the Operations business in France.

The following table presents annual revenue generated by certain contracts that are expected to be renewed or renegotiated during the 2012 to 2014 period:

City	2011 Revenue (in € million)	Contract expiry date
Marseille	107	2013
Lyon(1)	102	2015
Toulouse – Water treatment	49	2020
Toulouse – Drinking water	41	2020
Nice(1)	34	2015
Montpellier	21	2014
Toulon	20	2019

(1)  The term of these contracts has been affected by the “Olivet Commune” Order issued by the French Administrative Supreme Court in 2009, which limits public service contracts to a maximum duration of 20 years.

The Technologies and Networks business is potentially affected, at an economic level, by the rate of projects launched by public authorities and certain major industrial companies, as trends in demand levels have a direct impact on the order book. Continued technological leadership in tender bids and the ability to manage constraints and master technical solutions in the performance of contracts, are determining factors. Finally, at a contractual level, rigor in the negotiation and performance of contracts are also key factors in this sector (particularly the ability to meet deadlines and stay within cost budgets).

Description of Activities in 2012

The slight increase in 2012 Water division revenue (an increase of 1.3% over 2011 revenues) is due to the favorable impact of indexation in France, price increases in Central and Eastern Europe and growth in Technologies and Networks industrial activities.

In France, we provide approximately 24 million residents with drinking water and 17 million with wastewater services. The delegated management public service contracts that were renewed in 2012 represent estimated cumulative revenue of €1.28 billion in a highly competitive environment. Successes during the period include 52 new public service delegation contracts, including 25 where local authorities switched from management by local government to a delegated services model. The main renewed contracts are presented above.

Veolia Eau also lost several contracts in 2012. The main contract losses resulted from a return to local authority management, among which the largest is the Saint-Pierre des Corps contract. Elsewhere, we lost two wastewater treatment contracts with the Reunion Island Northern Community, in addition to losing the drinking water contract with the city of Saintes, France. Overall, lost annual revenue was offset by new service contracts and new public service delegation contracts, where services were previously rendered either by local authorities or our competitors.

In Europe, activity in 2012 was affected by several exceptional events impacting the consolidation scope. The first of these is the sale of our regulated Water activities in the U.K. in June. The second event is the recent adoption, starting at the end of October 2012, of the equity method to account for our water activities in Berlin; this followed the sale by RWE of its shares in the Berlin operating company to the Land of Berlin, resulting in the loss of our joint control. Overall, 2012 Water revenue grew slightly at constant consolidation scope and exchange rates, despite a drop in volumes sold, which reflects the good performance in Central and Eastern Europe, related to favorable price effects in the Czech Republic and Romania, where we also benefited from scope extensions in wastewater contracts. Activity in Europe was however, penalized by an order from the German Federal Cartel Office to reduce drinking water tariffs in Berlin (against which Berlin water has filed an appeal).

Revenue increased modestly in the Asia-Pacific region, but declined at constant consolidation scope and exchange rates. Growth in China reflects increased volume with local authorities and the continued application of the price increase process (particularly in Shenzhen). This was achieved despite the fall in revenue from construction activities and the flattening of volumes sold to industrial customers. The rest of Asia was marked by a drop in revenue in Japan, which is due to a high base effect resulting from the impact that the March 2011 earthquake had on Japanese construction activities. Asia was also marked by a flattening in Australia mainly tied to the end of the Adelaide contract in June 2011 and the fact that the Sydney desalination plant project has been placed on standby.

Activity fell in the United States following the end of the Indianapolis contract in 2011. We nonetheless won contracts in 2012 with the cities of New York and Pittsburgh and enjoyed good industrial activity.

The Technologies and Networks business increased significantly in 2012. This is a result of growth with industrial customers in Design and Build and Solutions activities (particularly in the chemicals and upstreams oil industries), as well as the international expansion of Sade.

The main new and renewed contracts for 2012 are detailed in the table below.

Major Contracts in 2012 Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue(4) (in euros)	Services provided
OPERATIONS
France
Antibes	April	Renewal	10 years	90 million	Public service delegation contract for drinking water
SEM Agglopole Provence	July	New(1)	12 years	101 million	Public service delegation contract for drinking water
SIBA (Arcachon basin)	October	Renewal	8 years	66 million	Public service delegation contract for wastewater treatment
Lens-Liévin conurbation	March	Renewal	12 years	114 million	Public service delegation contract for drinking water
Asia
Hebei Iron & Steel – China	July	New	7 years	43 million	Industrial contract - Water management and optimization of energy consumption
New Delhi – Nilothi, India	March	New	13 years	40 million	Contract to design, build and operate a wastewater treatment plant
Nagpur, India	March(2)	New	25 years	387 million	Network upgrade; drinking water operating contract
Hynix M12 – Cheongju, South Korea	January	New(1)	6 years	45 million	Contract to build, finance and operate ultra-pure water production facilities
Hiroshima, Japan	April	Renewal(1)	4 years	26 million	Operation and maintenance contract for a wastewater treatment plant
North America
New York City, United States	April	New	6 years(3)	28 million	Performance-based contract with project management assistance for the management of New York City water services
South America
Tuc/Petrobras Rio de Janeiro – Brazil	April	New	21 months		Treatment and recovery of industrial effluents; treatment of municipal wastewater to supply an industrial complex
Europe
ZVA Mittleres Elstertal (ZVME), Germany - OTWA	June	Renewal	2 years	18 million	Technical and financial management of wastewater treatment
Iberpotash-Spain	March	New	2 years		Contract to design and build an evaporation and crystallization plant for the recovery and purification of salts and potash from salt by-products generated during the production of fertilizer

(1)  More specifically the extension of the existing contract scope.

(2)  Date of effect: March 2012; Date of signature: June 2011.

(3)  Contract lasting 4 years, extendable for 2 additional years at the discretion of the city.

(4)  Revenues estimated under the contracts won in 2012 have been converted into euros at the closing exchange rate as of December 31, 2012 and represent the portion due to Veolia Eau under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Main Acquisitions and Divestitures in 2012

The main acquisitions and divestitures during the year included:

•

In France, the divesture of the Group’s 88% stake in Domaine des Maretz;

•

In the United Kingdom, the sale of 100% of our regulated Water activities to the investment vehicle Affinity Water A (formerly known as Rift Acquisitions Limited) and our purchase of 10% of that entity;

•

In Morocco, our purchase of Mubadala’s 49% stake in Azaliya, as well as our purchase of 19% of VSEM from AAIF (10%) and FIPAR (9%), respectively; and

•

In the rest of Europe, our buyout of the EBRD’s 6.9% stake in Veolia Voda and our divestiture of Delfluent Services BV.

Our Water activities in Berlin were also influenced by the following significant events in 2012, that affected our scope of consolidation, our debt, and our revenues. First, the Land of Berlin bought all of the shares held by RWE in RVB, a holding company with a 49.9% stake in Berlin Water (BWB), the operator of the Berlin water contract. Our Group still retains economic rights under this contract, however, and this interest is now accounted for under the equity method, rather than being proportionally consolidated, as was previously the case.

Following the creation, acquisition or consolidation of 31 companies in 2012 and the liquidation, divestiture or transfer of 39 companies, the Water division (excluding Proactiva) comprised 734 companies as of December 31, 2012, compared with 742 in 2011.

Environmental Services

Through our subsidiary Veolia Propreté, we are the worldwide reference in this sector,(2) where we are involved in waste collection, recycling, processing, treatment, and handling of waste in all forms and at all stages of the waste cycle. Veolia Propreté manages liquid and solid waste, non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to recovery, on behalf of both industrial and public-sector customers, such as local authorities.

As of December 31, 2012, Veolia Propreté employed 64,291 people(3) around the world. We have partnerships with over 570,000 industrial and public-sector customers(4) and serve nearly 48 million residents on behalf of local authorities. As of December 31, 2012, we managed approximately 705 waste processing units (excluding landfill sites in the post-closure phase and soil decontamination plants).

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

Environmental Services (in € million)	Year ended December 31, 2012	Year ended December 31, 2011(1)	Change 2012/2011
Revenue	9,082.9	9,010.8	0.8%
Operating income	343.1	268.3	27.9%

(1)  In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the revenues and expenses from U.S. solid waste activities (divested in November 2012) are presented in a separate line, “Net income from discontinued operations.”

(2)  Source: Eurostat and internal studies.

(3)  Managed employees as at December 31, 2012, including employees of joint arrangements, but excluding employees of Proactiva (our joint venture with FCC).

(4)  Figures below (number of inhabitants, population served, tonnages, etc.) do not include Proactiva, unless specifically indicated.

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

Collection

In 2012, nearly 48 million people around the world benefited from our waste collection services. We collect household waste through door-to-door pickup or through pickup at designated drop-off sites, and collect commercial and non-hazardous industrial waste. We maintain the cleanliness of green areas and carry away “green” waste and also collect hazardous waste on behalf of our service sector and industrial customers, including hospital waste, laboratory waste and oil residue (ships, gas stations, etc.) and diffused hazardous waste.

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

We recover solid waste received at our 265 sorting and recycling centers. These specialized centers separate the different components of complex waste, such as electric and electronic products and fluorescent lamps. We work upstream in partnership with industrial customers and with our research center to develop new recycling activities. Recycled material is sold or distributed to intermediaries or directly to industrial customers.

Waste Recovery and Treatment Through Composting, Incineration and Landfilling

We have a wide range of treatment centers, comprising sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfill sites.

Composting and Recovery of Organic Material From Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. At our 120 Veolia Propreté composting units, we process urban and industrial sludge, part of which is then reintroduced into the agricultural cycle through land spreading, with a related tracking service.

Incineration and Waste-To-Energy Recovery

We operate 63 waste-to-energy recovery and incineration plants, of which 60 process non-hazardous solid waste (mainly urban waste).

Energy is generated from the heat created by incinerating waste at these plants. We use this energy to supply urban heating networks or sell it to electricity providers.

Landfilling and Waste-To-Energy Recovery

In 2012, Veolia Propreté had 90 non-hazardous waste landfill sites (excluding landfill sites for inert waste). We have developed expertise in processing waste through methods that reduce emissions of liquid and gas pollutants. In addition, 69 landfill sites have recovery systems to transform biogas emissions into alternative energies (including landfill sites in the post-closure phase).

Processing of Hazardous Waste

In 2012, we had 23 incineration units for hazardous industrial waste, 61 processing units using physical-chemical and stabilization methods, 19 class 1 landfill sites and 37 specialized recycling centers.

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

Description of Activities in 2012

Our 2012 revenue for our Environmental Services activity was stable compared to 2011, with growth of 0.8% and a decline of 1.9% at constant consolidation scope and exchange rates. This stability was in spite of the following:

•

a difficult macro-economic environment since the second quarter of 2012, particularly in Europe;

•

an unfavorable recycled raw material price differential (particularly in France, Germany and the United Kingdom), especially in the third quarter of 2012; and

•

the impact of the geographical restructuring plan, with the closure and restructuring of certain activities in the Middle East, Africa and Italy.

Our revenue in France increased with the growth incineration and hazardous waste activities, combined with increasing prices and volume, which offset a decline in recycled raw material prices, such as paper, cardboard and metal. Outside France, revenue remained stable, but declined at constant consolidation scope and exchange rates.

In Germany, revenue declined under the combined effect of lower prices and volumes, as well as adverse economic developments in the industrial and commercial sector.

UK revenue increased at current business levels, but declined at constant consolidation scope and exchange rates as a result of a fall in construction activity under integrated contracts and a structural fall in landfill volumes in a difficult macro-economic environment.

In North America, our revenue increased modestly at constant consolidation scope and exchange rates, primarily due to the increase in hazardous waste treatment activities, but this was offset by a decline in industrial services activities.

In the Asia-Pacific region, our 2012 revenue grew significantly and benefited from the positive impact of the landfill tax and good industrial services performance, as well as landfill activity levels in Australia, especially in the fourth quarter.

Major Contracts in 2012

The following table shows the major contracts signed in 2012 with either public authorities or industrial or service-sector companies:

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue(1) (in euros)	Services provided
France
Thau-Frontignan-Sète Basin Conurbation	November	Renewal	8	39 million	Contract to design, build and commission operation optimization infrastructure for the waste-to-energy facility
Val de Bièvre	January(2)	Renewal	6	34 million	Management of household waste and equivalent
Mont Valérien Conurbation	January(2)	Renewal	5	33 million	Cleaning of roads and green spaces
CA Est Ensemble	March	Renewal	5	Consortium total: 30 million	Collection and evacuation of household waste and equivalent and collection and evacuation of large waste items and green waste
SMICTOM Coulommiers Region	November	Renewal	7	26 million	Collection of household waste
Mer et Terres d’Opale Commune	June	Renewal	5	19 million	Collection of household waste and equivalent and sorting of recyclable household waste
Syndicat mixte Région Auray Belz Quiberon	August	Renewal	5	17 million	Door-to-door collection of residual household waste and light packaging
Syndicat SYSEM	January	New	6	16 million	Operation of the mechanical-biological pre-treatment facility for residual household waste
Le Havre Conurbation (CODAH)	July	Renewal	4	10 million	Door-to-door collection of household waste and equivalent
Longwy Conurbation	August	Renewal	5	10 million	Management and collection of household waste and equivalent
Nice Côte d’Azur Metropolis	April	New	7	9 million	Mechanized road cleaning
Europe (excl. France)
City of Leeds (United Kingdom)	November	New	25	GBP 460 million	PFI contract for the processing and waste-to-energy recovery of residual household waste
Closed Loop Recycling	October	New	5	32 million	Supply of recycled plastic
Asia
Hunan Province (China)	July	New	25	320 million	Contract to design, build and operate a hazardous waste processing plant
Australia
Coles Supermarkets	October	New	3	47 million	Collection, elimination and processing of non-hazardous and organic waste

 (1)  Revenues estimated under the contracts won in 2012 have been converted into euros at the closing exchange rate as of December 31, 2012 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

(2)  Signatures effective December 2011.

Main Acquisitions and Divestitures in 2012

Our activities in Korea were transferred from the Environmental Services division to the Water division as of January 1, 2012. Activities in three Baltic States (except for a landfill center) were divested on May 3 and September 27, 2012. The Energonut incineration plant in Italy was divested on November 5, 2012. We divested our solid waste activities in the United States on November 20, 2012. The majority of our non-hazardous waste activities in Switzerland were divested on November 26, 2012.

Following the creation, acquisition or consolidation of 26 companies in 2012 and the liquidation, divestiture or merger of 83 companies, the Environmental Services division (excluding Proactiva) comprised 574 companies as of December 31, 2012, compared with 631 at the end of 2011.

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

Dalkia employs 49,824 people, as of December 31, 2012, and is 66.0% owned by Veolia Environnement and 34.0% owned by EDF. In France, Dalkia conducts its business through Dalkia France, a 99.9% subsidiary of Dalkia, while abroad Dalkia conducts its business through Dalkia International, which is 75.8% owned by Dalkia and 24.2% owned by EDF. Dalkia International’s results are proportionately consolidated in our Consolidated Financial Statements.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Energy Services division, after elimination of inter-company transactions.

Energy Services (in € million)	Year ended December 31, 2012(1)	Year ended December 31, 2011(1)	Change 2012/2011
Revenue	7,664.6	7,138.2	7.4%
Operating income	287.3	(36.4)	N/A

(1)  In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statement of wind energy activities (presented in the Energy Services division in 2011 and divested in 2012) is presented in a separate line, “Net income from discontinued operations”.

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

Dalkia provides energy services to public and private customers with which it forms long-term partnerships. Management contracts for the operation of urban heating or cooling networks are typically long-term, lasting up to thirty years, while contracts for the operation of thermal and multi-technical installations for public or private customers may have terms of up to sixteen years. Contracts to provide service to industrial utilities generally have shorter terms (six to seven years on average).

Dalkia proposes energy solutions that cover the entire conversion cycle: from the purchase of energy sources entering a site, such as fuel, gas, biomass, and biogas, to the construction or modernization of installations, including the sale of the electricity produced on the market. In this way, we have acquired expertise in the purchase and sale of energy on deregulated markets and are also active in the CO2 allowance markets.

Whenever possible, Dalkia offers customers solutions using renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. Energy sources are combined, wherever possible, to take advantage of the complementary nature of each source. Dalkia has considerably accelerated development and offers innovative services to our customers.

Heating And Cooling Networks

The development of urban networks has been a key growth driver for Dalkia in recent years and will continue to be the main driving force over the next five years.

We are Europe’s leading operator of large urban heating and cooling networks. Dalkia currently manages 806 urban heating and cooling networks worldwide, particularly in France, the United Kingdom, Eastern and Central Europe and the Baltic states. We also operate networks in the United States where we have a strong market position. Our networks, operated by Dalkia, provide heating, domestic hot water and air conditioning to a wide range of public and private facilities, including schools, health centers, office buildings and residences. In addition, the production plants often generate electricity sold to operators or on the market.

Industrial Utilities

The industrial market offers us substantial growth opportunities worldwide, in synergy with our other divisions. Dalkia is a leading provider of industrial utilities in Europe. Its strategy is based on our ability to roll-out an extensive and comprehensive range of services encompassing:

•

optimizing industrial utilities: steam, electricity and compressed air;

•

optimizing the use of process energy (aligning use with needs and identifying fatal energy sources and recoverable co-products);

•

optimizing building energy consumption (energy services, see below).

Dalkia provides services at 4,637 industrial sites.

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

Dalkia provides customers with a wide range of technical services and is introducing an extensive range of services to satisfy customer expectations for reduced energy consumption and CO2 emissions. This will bring about profound changes in the energy services market over the coming years, through the development of offerings encompassing performance commitments. Dalkia manages 131,600 energy installations worldwide.

Key Factors

Energy Services division activities may be influenced by the following key factors, which are primarily of a technical, contractual or economic nature:

•

Contract management: We must identify our risks and those borne by our customers. Contract management includes planning for required regulatory changes, which are monitored by the division, and takes account of implementation of our Research and Development programs. This facilitates further improvements to Dalkia’s performance and increases our competitive advantage.

•

Procurement management: We monitor our purchases of raw materials in order to optimize costs and secure fuel supplies for the sites Dalkia manages.

•

Environmental protection: We strive to optimize energy efficiency, control of atmospheric emissions and the number of products we offer that are based on renewable energies.

•

Climate change: Changes in weather conditions from year to year can impact heating revenues per quarter.

Description of Activities in 2012

In 2012, our Energy Services division increased its revenues by 7.4%, compared to 2011, primarily due to improvements in France and Poland. Nonetheless, the government of Italy implemented several exceptional measures in reaction to the deteriorating economic situation, which negatively affected Dalkia’s accounts, depressing revenues significantly in 2012. The rest of the world reported growth of 3%, reflecting the good resistance of Dalkia’s margins in the face of an adverse economic context.

Despite low energy prices and adverse regulatory changes, in certain countries, our optimization of fuel purchases had a positive impact on our margins. Dalkia also benefited from favorable weather conditions in Central Europe. Strong commercial dynamism in Poland, China and the Middle East contrasted heavily with the competitive pressure and commercial difficulties encountered in France. Our Works business, which consists of construction of thermal installations, remained buoyant. Overall, commercial activities made a positive contribution. The savings and efficiency plans launched in the subsidiaries and at the head office had a positive impact on our results, as did the restructuring plans rolled out in Spain, Italy and Benelux.

We decided to step up the restructuring of our activities in Italy, launched in 2011, primarily as a result of two new laws adopted in the summer of 2012, which imposed a reduction in the price of services sold under current public contracts, and a cap of current contract prices in line with the benchmark prices of CONSIP (State central purchasing agency). In addition, after buying out minority interests in the telecoms business in the first half of 2012 and the departure of around 60 employees in this entity alone, the restructuring of Dalkia’s Italian subsidiary Siram was continued. At the time of the enactment of the new laws in the summer of 2012, Siram launched a vast restructuring plan, primarily encompassing a second wave of redundancies concerning over 500 employees. These measures were launched in November and December 2012. On the other hand, the receivables securitization market recovered in the second half of the year, alleviating some of the financing pressure we experienced when the market essentially closed in 2011. This permitted the securitization of over €170 million of receivables at year end 2012. Overall, by adapting the production tool and significantly restructuring Siram and focusing the sales teams’ efforts on growth markets, business activity was stabilized. These efforts will continue in 2013.

In Poland, 2012 was the first full year of our operation of the Warsaw heating network, through our affiliate Dalkia Warszawa. Results were highly satisfactory and marked by a significant extension of the network and the successful integration of teams. In 2012, some other major installations were commissioned, including a cogeneration plant in Harbin, China, a straw biomass installation in Pécs, Hungary and wood biomass installations in Lodz and Poznan, Poland. From a commercial standpoint, Dalkia’s 14 largest entities generated revenue from new contacts of over €290 million in 2012. We generated 48% of that revenue from energy services, 31% from heating and cooling systems and 21% from industrial utilities. Existing portfolio activity was also good.

In France, 2012 was a difficult year due to a challenging economic environment, a highly competitive market and a greater proportion of contracts expiring than in recent years. New business and changes in the commercial portfolio generated an additional €63 million in revenue on an annualized basis, compared with €97 million last year, representing a downturn in performance of 35% compared to 2011. New business volume in France remains significant at €145 million (i.e. 50% of total revenue won by Dalkia), but is down 14% compared to 2011, when we won €169 million in new business. The renewal rate for expiring contracts improved in 2012 to 75% compared with 70% in 2011, and the number of expiring contracts increased, up 22% compared to 2011. Contracts not renewed as a percentage of total Dalkia revenue in France remained relatively stable compared to 2011 at 2.3%. Finally, changes in continuing contracts had a net negative impact in 2012. These contract losses often followed industrial site closures or the insourcing of services by our customers.

Outside France, new contracts signed in Central Europe, and particularly in Poland, the Czech Republic, Romania and Slovakia across all three strategic activities, represented approximately 30% of revenue won by Dalkia in 2012. The remaining growth was in heating and cooling systems in China and in energy services in Benelux, Scandinavia and the Middle East as well as in industrial utilities in Ireland. Many of the contracts in our existing portfolio were retained and extended in 2012, including the following:

•

In Benelux, a total of €44.7 million in revenue came from contacts being renegotiated in 2012, which represented 98% of contracts expiring during the year. Dalkia Benelux’s alliance with Dalkia France (East Region) permitted the successful bid for the management, maintenance and overhaul-replacement of the European parliament’s real estate assets in Brussels, Luxembourg and Strasbourg. This contract includes the renewal of the existing Benelux contract and represents estimated cumulative revenue of nearly €90 million over 6 years. Similarly, our contract with the European Commission in Brussels was renewed, representing estimated cumulative revenue of nearly €200 million over 10 years.

•

In Scandinavia, three major contracts were renegotiated in 2012, including the Boras municipal heating network contract, which represents estimated cumulative revenue of over €30 million.

•

In China, the Harbin heating network continued to expand to include the connection of new buildings with a surface area of 3.8 million square meters, which represents estimated additional annual revenue of €12 million.

Major Contracts in 2012

The following table shows the major contracts signed in 2012 with either public authorities or industrial or service-sector companies:

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue(1) (in euros)	Services provided
France
Saint Germain en Laye (78)	June	New	20 years	89.6 million	Heating network Renovation of the cogeneration plant and installation of a 5.5 MW biomass-fired heating plant
Ajinomoto Eurolysine (amino-acid production site for animal feed) Amiens (80)	October	New	12 years	279.1 million	Industrial Utilities Steam production contract New 12 MW cogeneration plant to replace a 45 MW cogeneration plant Modernization of installations
Nogent-sur-Oise (60)	June	Renewal	25 years	71.6 million	Heating network Public service delegation contract
Orléans – Socos (45)	June	Renewal	12 years	62.4 million	Cogeneration
Angers University Hospital (49)	December	Renewal	24.3 years	105 million

Energy Services for Buildings

Installation of a 6.7 MW biomass-fired heating plant and renovation of the cooling system

Production and distribution of heating, production of cool air, air treatment, cooling towers/water treatment

Sanitas Housing Grouping Tours (37)	January	Renewal	15 years	55.6 million	Energy Services for Buildings Contract with Tours Habitat OPH
European Parliament Strasbourg (67)	March	New	6 years	36.4 million	Energy Services for Buildings Management, maintenance, overhaul-replacement of Parliament buildings in Strasbourg Assistance with the European Parliament environmental policy
Montpellier University Hospital (34)	December	New	12 years	32.4 million	Energy Services for Buildings Management of electricity backup systems (generators and high voltage) for all Montpellier University Hospital sites
Europe (excl. France)
City of Iaşi (Romania)	July	New	20 years	781.2 million	Urban heating network Public service delegation contract
VÚC Košice region (Slovakia)	August	New	18 years	80.2 million	Energy Services for Buildings First Energy Performance contract for the 74 high schools in the VÚC Košice region
City of Vlasim (Czech Republic)	September	New	15 years	30.4 million

Energy Services for Buildings

Installation and operation of a 9.5 MW gas-fired heating plant and a1 MW wood-fired heating plant

Renovation of the network

Operation of 14 island heating plants (gas-fired)

OKD – ČSA Mine (Czech Republic)	June	New	10 years	23.9 million	Industrial Utilities Contract to design, build and operate a cooling plant
City of Tata (Hungary)	December	New	25 years	34.8 million	Urban heating network Heating network concession for the City of Tata
Treviso ASL (Local health company) (Italy)	February	Renewal	9 years	137.2 million	Energy Services for Buildings Management and maintenance of heating and air-conditioning installations and non-medical equipment
European Parliament (Belgium and Luxembourg)	March	Renewal	5+1 years	89.9 million	Energy Services for Buildings Management, maintenance, overhaul-replacement of Parliament buildings in Brussels and Luxembourg
European Commission (Belgium)	November	Renewal	5+5 years	195.8 million	Energy Services for Buildings Management, maintenance, overhaul-replacement of Commission buildings in Brussels Monitoring of energy consumption
City of Boras (Sweden)	July	Renewal	4 years	33.2 million	Urban heating network The Boras city network supplies 35,000 residents, 550 service sector buildings and 50 industrial sites.

(1)  Revenues expected under the contracts won in 2012 have been converted into euros at the closing exchange rate as of December 31, 2012 and represent the portion due to Dalkia, including Veolia Energy North America Holding, under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Main Acquisitions and Divestitures in 2012

Our Energy Services division continued to refocus on priority activities and regions in 2012. In October 2012 Dalkia Eastern Europe sold Tallinna Küte, in Estonia, which operates the Tallinn heating network and Eraküte, which operates the heating networks of 8 mid-sized towns in Estonia, as well as its residual 15% stake in Tallinna Elektrijaam, which owns a biomass-fired cogeneration plant (85% of this company was sold in 2011). Dalkia no longer has any operations in Estonia. In Switzerland, Dalkia sold its installation and maintenance activities in Geneva in October 2012. We also sold our 50% stake in Hanbul in South Korea as well as all our activities in India, through the sale of Dalkia India Private Limited and Dalkia Energy Services Limited. We are currently withdrawing from other activities and geographical regions in Latin America and are in the course of divesting public highway lighting services, through Citelum. In France, Dalkia refinanced a CER project for the first-time in 2012, with the divesture of Limoges Bio Energie, the owner of a cogeneration plant.

In total, over the course of 2012, the Energy Services division consolidated or purchased 24 companies, and sold, liquidated or merged 41 companies. As a result, it held 552 consolidated companies, including 301 foreign companies, as of December 31, 2012, compared with a total of 569 consolidated companies as of December 31, 2011.

Transportation

On March 3, 2011, Veolia Environnement and Caisse des dépôts et consignations combined our respective Transportation subsidiaries, creating Veolia Transdev. The resulting entity is held 50/50 by Veolia Environnement and Caisse des dépôts et consignations. Operational activities were merged in August and September 2011 and the new organizational structure was introduced in December 2011. On December 6, 2011, we announced our decision to progressively withdraw from the Transportation business.

Given progress with this withdrawal process at the end of 2011, we classified Veolia Transdev as a discontinued operation as defined by IFRS 5 in our Consolidated Financial Statements for the year 2011 and 2012.

On March 30, 2012, we signed an agreement to negotiate with Caisse des dépôts et consignations under which Veolia Transdev will transfer of the 66% stake that it holds in SNCM back to our Group. This resulted in the reclassification of the SNCM activities back within our continuing operations, as this sub-group was therefore excluded from the Veolia Transdev divestment process. On October 22, 2012, we signed a new agreement to negotiate with Caisse des dépôts et consignations under which both parties would subscribe to an €800 million capital increase through the capitalization of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations will hold 60% of the share capital of Veolia Transdev and will take exclusive control of that company, whereas we will retain a 40% shareholding. The agreement also provides for asset disposals by Veolia Transdev in order to repay our shareholder loan. Concomitantly with the signature of this agreement to negotiate, we and Caisse des Dépôts et Consignations committed to negotiate a further agreement in good faith to decrease our stake in Veolia Transdev to 20%. This should be carried out through the purchase by Caisse des Dépôts et Consignations of our Veolia Transdev shares within a period of two years from the completion of the capital increase.

The core business of Veolia Transdev is passenger transportation services on behalf of national, regional and local authorities. Veolia Transdev has managed and operated urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transdev estimates that, based on 2011 figures, the worldwide transportation market represents revenue of €470 billion, of which only 30%, or approximately €140 billion, is currently open to competition. Global growth in the market open to competition is approximately 5% per annum. The main drivers are the liberalization of markets in Europe and the multiplication of PPP (public-private partnership) projects, particularly in North America and Asia. Moreover, the global trend towards greater urbanization automatically increases the need for mass transportation services and increases the complexity of networks, thus strengthening the market potential in areas that Veolia Transdev seeks to service.

As of December 31, 2012, Veolia Transdev had 98,637 employees primarily in Europe, North America and Asia. Veolia Transdev also has a strong presence outside of France, where it generates more than 60% of its revenue. In 2012, Veolia Transdev continued to expand in North America, Asia and Europe.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of Veolia Transdev (2012), after elimination of inter-company transactions. Figures in the table represent Veolia Transdev’s contribution at 100%.

Transportation (in € million)	Year ended December 31, 2012	Year ended December 31, 2011(1)	Change 2012/2011
Revenue(2)	7,566.7	7,863.8	(3.8)%
Operating income(2)	(266.3)	(522.8)	N/A

(1)  2011 figures have been reconstituted on a 12-month basis: they include 10-months of activity subsequent to the combination of Veolia Transport and Transdev, plus 2-months of activity for the historical scope of Veolia Transport.

(2)  Revenue and operating income in this table include amounts that have been recorded in the Consolidated Financial Statements as discontinued operations (pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”).

Overview of the Transportation Business

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

Veolia Transdev’s activities fall into four main categories:

•

mass road transportation (including, urban transport, urban beltway, inter-city and regional and other specific transportation services);

•

mass rail transportation;

•

individual shared transportation (including taxis, limousines, airport shuttle services, regional and international tourist transportation); and

•

transportation management (including, passenger information services, clearing-houses and call centers).

The activities of Veolia Transdev are influenced by key factors of a technical, contractual and economic nature, including the following:

•

managing contract risks: We carry on our activities under long-term contracts which, while offering growth opportunities and long-term revenue streams, may also hinder our ability to react rapidly and appropriately to new financially negative situations (See Item 3. “Key Information — Risk Factors” above);

•

managing sustainable development: We are faced with various aspects of sustainable development in our contracts, which transportation authorities increasingly include as requirements in our contracts (See Item 3. “Key Information — Risk Factors — Risks Relating to Our Operations —” above);

•

reacting to contractual changes: We often lack control over unilateral changes that may be made to the contracts we are charged with executing (See Item 3. “Key Information — Risk Factors — Risks relating to Our Operations – ” above); and

•

managing dense urban environments: Operating in dense, vast and increasingly complex areas brings with it increasing operating complexity. In particular, greater demand for inter-modality calls forth all of Veolia Transdev’s expertise to respond to these complex issues.

Mass Road Transportation

Veolia Transdev operates a number of bus networks, suburban trains, tramways and one metro, and provides customized transportation-on-demand services (particularly for individuals with special needs or disabilities). Veolia Transdev covers the entire mobility chain from design to operating services, from personnel management, such as providing drivers and ticket inspectors, to marketing efforts and maintenance. Through its subsidiary, Transamo, Veolia Transdev assists local authorities with the planning and steering of their public transportation projects, as well as the audit and optimization of transportation network operation and maintenance. Veolia Transdev operates ferry and river shuttle services in tandem with its bus services in various urban areas. This is particularly the case for services provided in Toulon harbor, Thonon-les Bains and the Morbihan islands in France and in the Netherlands, Australia and Sweden.

Urban and Beltway Road Transportation

In France, Veolia Transdev operates the tramway and bus networks in Rouen, Saint-Etienne, Nancy, Montpellier, Besancon and Mulhouse. Veolia Transdev also operates urban networks in Nantes and Grenoble through semi-public undertakings. The majority of the share capital of such undertakings is held by territorial authorities and agencies, while private entities share the residual minority interest. In the majority of cases, Veolia Transdev has only a minority stake in these companies.

Veolia Transdev has a strong presence in the Greater Paris region, where it operates numerous bus lines in the intermediate suburbs of Paris and the greater metropolitan area. It is the main private operator in the region, operating bus networks in the six departments making up the greater Paris area (Seine-Saint-Denis, Seine et Marne, Essonne, Yvelines, Hauts de Seine and Val de Marne), as well as the networks of the main towns in these departments (Melun, Rambouillet, Argenteuil, St. Germain-en-Laye, etc.). In addition, Veolia Transdev operates several express routes.

Through its subsidiary, Connexxion, Veolia Transdev leads the public transportation market in the Netherlands. In particular, Connexxion operates the networks in Nijmegen, Ede-Wageningen, the Hague and its suburbs and the Amersfoort suburban network. We also operate the integrated, intermodal public transport network in the Dutch province of Limburg, which includes bus, transportation-on-demand, and suburban rail service. In Southern Europe, Veolia Transdev operates urban transportation services in several cities, including the Barcelona tramway. Veolia Transdev is a private operator in the urban and inter-city transportation market in Portugal, where it has a strong presence. In Morocco, despite deciding to terminate its bus service in Rabat due to operating difficulties under the initial contract, Veolia Transdev continues to operate the Rabat Salé tramway. In North America, Veolia Transdev provides bus transportation services in 33 States and two Canadian provinces. In particular, we manage transportation in Las Vegas (Nevada), Nassau County (New York), New Orleans (Louisiana), Los Angeles (California), Phoenix (Arizona), Savannah (Georgia) and Washington DC. In Australia, Veolia Transdev operates the Sydney monorail and tramway and bus services in Perth, Brisbane and Sydney. In Asia, Veolia Transdev operates the bus networks of four cities in the Anhui Chinese provinces and in Macao, as well as the Hong Kong tramway. In India, Veolia Transdev is continuing the pre-operation phase of the Mumbai metro. In the rest of the world, Veolia Transdev operates, through partnerships with other operators, a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia) and a network of bus lines in Santiago, Chile.

In addition to urban transportation networks, Veolia Transdev is active in the development of new means of travel. For example, Veolia Transdev operates several self-service bike rental systems through its specialized subsidiary, Veloway, as well as car-sharing systems.

Intercity and Regional Road Transportation

Veolia Transdev provides regional transportation services through the operation of road networks. As with urban transportation services, Veolia Transdev is responsible for designing, planning, operation and maintaining the network and stations, in addition to ensuring security, selling tickets and providing customer service. In France, Veolia Transdev has a strong presence in the intercity and school transportation markets and is present in all regions.

Other Transport Services (Transportation-On-Demand, Para-Transit, Taxis, Etc.)

In the Netherlands, Veolia Transdev is a major player in transportation services for individuals with special needs or disabilities through its subsidiary, Connexxion. Connexxion is also present in the ambulance market, primarily through its subsidiary, Connexxion Ambulance services. Veolia Transdev provides transportation services to individuals with special needs or disabilities (para-transit services) in Rouen, Le Mans, Le Havre and Tours as well as several other regions of France.

In the United States, para-transit services is a growth sector, particularly in California, Seattle (Washington), Arizona (Phoenix), Nevada (Las Vegas), New Orleans (Louisiana) and Nassau County in the suburbs of New York City. Finally, Veolia Transdev provides student transportation services at a number of universities in the United States, such as Stanford University and the Northern Illinois University. In Australia, Veolia Transdev provides employee transportation services for two production sites in the natural resources sector.

Passenger Rail Transportation

Veolia Transdev has been a rail operator for many years. It is currently present in seven countries and enjoys solid references in Europe and worldwide. In Germany, Veolia Transdev is the leading private operator of regional rail services and operates lines in nine regions (including Marschbahn, S-Bahn Bremen, Dieselnetz Augsburg, and Mittelrhein Bahn). Veolia Transdev also operates open access long distance lines (InterConnex: Leipzig – Berlin – Rostock). In Sweden, the rail link between Stockholm and Malmö is the first long distance line operated by the private sector, with high added value services. In the Netherlands, transportation services provided in Limbourg Province encompass bus and rail networks, with joint design and management. In France, Veolia Transdev manages several regional rail networks through contracts with regional public authorities (PACA, Rhône, Mulhouse, etc.). Across the Atlantic, Veolia Transdev operates suburban rails networks in Miami (Florida) and North of San Diego (California). In Auckland, Veolia Transdev operates the suburban network of New Zealand’s largest city.

Commercial Transportation (B To C)

Transportation-On-Demand

Under the SuperShuttle trade name, Veolia Transdev provides shared transportation services at 36 airports in the United States. In Europe, Veolia Transdev provides shuttle services at 5 airports (Roissy Charles de Gaulle, Orly, Beauvais, Arlanda and Schiphol). Veolia Transdev provides taxi services in the United States, in particular in Baltimore (Maryland), Denver (Colorado), Kansas City (Missouri), Jacksonville (Florida) and Pittsburgh (Pennsylvania), as well as in London (United Kingdom) through its subsidiary, Greentomato. Taxi services are also provided in the Netherlands through Connexxion Taxi services.

Tourism

Veolia Transdev also has a strong presence in the tourism sector and particularly in Greater Paris though its subsidiary, Visual. Through its subsidiaries, Eurolines and Internorte, Veolia Transdev also transports passengers by coach on scheduled international routes serving over 600 cities throughout Europe.

Digital Transportation Management

Over recent years, digital media communication with passengers has become an essential part of the customer relationship and necessary for developing service use. Veolia Transdev has rolled-out internet and cell phone solutions, including public transportation websites and cell phone applications, and carries out other outreach in the Netherlands, Germany and the United States. Veolia Transdev has also invested in innovative ticketing solutions, including “Pass-Trams” and “VTD Pass,” which are multi-channel remote selling solutions, the “ticketing service,” which was developed with Accenture and the Near Field Communication cell phone technology which was used in the BPass project that we rolled-out in Nice. Veolia Transdev’s activities are not limited to the customer relationship policies of transportation networks managed by the Group, but include new business models relating directly to managing travel information. Veolia Transdev continues to invest in innovation and improving the performance of these solutions. With the Smart Mobility project, it is targeting the digital cities market for all transportation issues.

Description of Activities in 2012

In 2012 Veolia Transdev (at 100%) reported revenue of €7,566.7 million. In France, in the urban transportation sector, Veolia Transdev renewed its public service delegation contracts with St Etienne, Valence, Dunkerque, Châlons Sur Saône, Vitrolles and Limoges.

In the inter-city transportation sector, Veolia Transdev also renewed a certain number of major public transportation contacts, including in the Gironde, Charente, Eure and Loire, Somme and Rhone regions and 3 contract segments in the Alpes Maritimes. In 2012, Veolia Transdev renewed the operating contracts for urban and semi-urban bus services in Los Angeles (California) and the para-transit and network maintenance contracts in Baltimore (Maryland). In Canada, the operating contract for inter-city bus services in Laurentides (Quebec) was also renewed. In the Netherlands, Connexxion’s contract for the operation of regional bus services around Utrecht and Ijsselmond was renewed for one year.

Veolia Transdev strengthened its presence in the passenger rail transportation market in Germany and particularly Southern Germany where Bayerische Oberlandbahn successfully renewed the operating contract for Munich Lenggries/bayrischzell and Tegernsee rail services for 11 years. In the bus sector, Palatina renewed a 10-year contract in Neustadt, and in the Northern region, Veolia Transdev won an 8-year contract with the city of Bad Segeberg.

In Australia, Veolia Transdev won two new contracts in the industry employee transportation sector: Caval Ridge (Queensland) and Ichthys (Darwin, through a consortium with a local operator) and the operating contract for Sydney ferries. During the same period, five contracts were also renewed (Perth and Sydney) and the rail network operating contract for the city of Auckland was extended four years. In Sweden, bus operating contracts for the cities of Malmo and Gothenburg were also renewed.

Major Contracts in 2012

The following table shows the major contracts signed in 2012 with either public authorities or industrial or service sector companies:

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue(3) (in euros)	Services provided
France
CG 80	March	Renewal	7 years	115 million	Operation of the Somme passenger transportation network
Valence	April	Renewal	6 years	150 million	Operation of the urban passenger transportation network of the city of Valence
CG 06	May	Renewal	8 years	208 million	Operation of the Alpes Maritime passenger transportation network
CG 33	May	Renewal	7 years	203 million	Operation of the Gironde passenger transportation network
St Etienne	June	Renewal	9 years	495 million	Operation of the urban transportation network of the city of St Etienne
CG 28	December	Renewal	8 years	152 million	Operation of the Eure-and-Loir passenger transportation network
CG 69	December	2nd tender procedure	9 years	288 million	Operation of the Rhone passenger transportation network (4 service areas)
Dunkerque	December	Renewal	6 years	213 million	SEM/local authority management Operation of the Dunkirk urban passenger transportation network
Vitrolles	December	Renewal	8 years	144 million	Operation of the Vitrolles urban passenger transportation
Europe (excl. France)
Germany
Bayerische Oberlandbahn	October	Renewal	11 years	330 million	Operation of rail services between Munich-Lenggries-Bayrischzell-Tegernsee
North America
United States
Los Angeles	October	Part renewal & New	5 years(1)	115 million	Operation of urban and semi-urban bus services for the city of Los Angeles (LADOT)
Pacific region
Australia
Sydney	May	Renewal	7 years	525 million	Ferry passenger transportation for the city of Sydney
Freemantle	June	Renewal	10 years	340 million	Operation of Freemantle bus services
Darwin (Ichtys)	November	New	4.5 years	144 million	Personnel transportation contract for the Ichthys LNG project in Darwin managed by Total and Inpex (JKC customer)
Sydney	November	Renewal	5 years(2)	100 million	Operation of Region 12 bus services (around Sydney)
Sydney	December	Renewal	7 years	385 million	Operation of Region 10,11 and13 bus services (around Sydney)
New Zealand
Auckland	February	Extension	4 years	172 million	Operation of the Auckland rail network

(1)  With a possible 2-year extension at the customer’s initiative.

(2)  Plus a 3-year option.

(3)  Revenues expected under the contracts won in 2012 have been converted into euros at the closing exchange rate as of December 31, 2012 and represent the portion due to Veolia Transdev under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Main Acquisitions and Divestitures in 2012

Veolia Transdev comprised 734 consolidated companies as of December 31, 2012, compared with 763 as of December 31, 2011. In addition, during the year, 21 companies were consolidated for the first time, 32 were merged and 18 companies were liquidated or sold. The Veolia Transport and Transdev combination involved significant measures to rationalize structures up to December 2012.

Development of Synergies: Multi-Services Contracts With Industrial and Service Sector Customers

Outsourcing and Multi-Service Market

The position that we have forged for ourselves over several years in the industrial services market reflects the synergies that exist between our three divisions, which together can respond to changes in this market. In recent years, our industrial clients have significantly modified their expectations in terms of industrial outsourcing. These new expectations are reflected by an increasing number of requests for outsourcing of technical processes and multi-services, often accompanied by a demand for environmental optimization. This market has a large service scope and offerings must be international, or at the very least continent-wide, as customers are adopting multi-site/multi-country approaches. From an operational standpoint, customer relationships are changing: the service provider becomes the customer’s sole contact and a dialogue develops to seek solutions which satisfy the interests of both parties. This approach also allows for greater technical synergies, economies of scale and mutual commercial benefits.

We therefore offer a “multi-business” alternative to our customers, which involves the provision of services by several of our divisions under a single contract. This option enables us to better satisfy the expectations of customers who wish to outsource a range of services across several industrial sites a to a single service provider.

Our multi-service contract signed in 2003 with PSA Peugeot Citroën is a good example of these synergies. The subsidiary that was created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, which involves more than twenty different activities. By entrusting us with such a broad range of activities, PSA Peugeot Citroën is able to ensure that its sites comply with regulations while achieving significant cost savings. These savings result from an overhaul of the previous organization and work plan, the implementation of skills training programs, the assumption of activities that were previously subcontracted, and the implementation of a new energy policy. The economic and operational success of this partnership led the PSA group to seek the same scope of services from Veolia Environnement at its new facility in Trnava (Slovakia) in 2005 and to extend the term of the contract for its sites in Eastern France to 2018.

The quality of the customer relationship developed since 2003 was recognized in 2011 when we received an award for technical savings during the PSA Suppliers Trophies awards. In 2011, we were awarded a 5-year multi-technical and multi-services contract covering the historical headquarters of the PSA Peugeot Citroen Group and the Vélizy, La Garenne and Carrières-sous-Poissy Technical Centers and the Poissy Service Center. In 2012, PSA Peugeot Citroën Group’s confidence in us was demonstrated by negotiations between the two groups for the renewal of the contract covering the Trnava plant in Slovakia for a 5-year period.

By placing our business synergies, the expertise of our divisions, our international reach and our solid industrial references at the service of our industrial customers, we have established ourselves as a reference in industrial markets for multi-business integrated offerings.

Competition

The main competitors in this market come from several countries. Certain competitors are historically facilities-management companies, such as the American group, Johnson Control International (JCI), whilst others are from the occupant services sector, such as Sodexo and Mitie. These companies pursue and communicate on a strong facilities management development strategy and have launched acquisition plans to strengthen their position in technical services.

Environmental services companies have also moved towards the integrated services market. In 2011, the Vinci Group created Vinci Facilities, offering a comprehensive range of buildings services, occupant services and facilities management services under a single trade name. In 2012, GDF Suez Group launched the Cofely FM trade name.

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

Multi-Services Business Activity

Our activities in the multi-service market primarily consist of approximately fifteen major contracts, which together generate average annual revenue of more than €520 million and which are expected to generate cumulative revenue over their remaining term of around €2.5 billion. The weighted average term of these contracts is approximately 9 years. Multi-service activities also have a strong international dimension, particularly when industrial customers invest in the construction of new factories abroad (so called “Greenfield” sites). This is particularly the case for Arcelor in Brazil, PSA Peugeot Citroën in Trnava (Slovakia), Artlant in Sines (Portugal) and Renault in Tangier (Morocco).

The complementary nature of our activities at the industrial sites is another key characteristic. The business synergies and environmental know-how underlying the services that VEI provides to industrial customers are fundamental. Our expertise puts us in a unique position in the industrial outsourcing market and includes:

•

Solvent recycling combined with the sale of energy: we use these techniques at the Novartis sites in Basel, Switzerland;

•

Design, construction and operation of the first automobile plant with zero carbon emissions and zero water discharge: we mobilized the expertise and know-how of our divisions to meet the environmental restrictions of the new Renault plant in Tangier; and

•

Pharmaceuticals: we can assist pharmaceuticals customers throughout Europe in applying the same standards, as demonstrated by the Bristol Myers Squibb (BMS) contract.

Défense Environnement Services (DES) is a joint venture between Veolia Environnement Industries and DCNS (a naval defense company based in France that is one of Europe’s leading shipbuilders), that was created in March 2009, in which we hold a 51% stake. DES manages support and other services for the Defense sector, including utilities management, water cycle management, maintenance of industrial and service buildings, maintenance of small tooling workshops and hoisting equipment, transportation of individuals, logistics, cleaning services and waste management. In 2012, DES signed a multi-technical services contract covering 15 sites in the Toulon region with the French Naval Defense Procurement Agency. This 4-year contract will generate total cumulative revenue over this period of €7.4 million (for Veolia at 51% ownership).

As part of our partnership with PSA Peugeot Citroën, negotiations were held in 2012 for the extension of the multi-services contract covering the Trnava production plant in Slovakia. In January 2013, these negotiations led to the signature of an agreement in principal for the extension until December 31, 2017 of the utilities, multi-technical and multi-services contracts, including new economic and technical challenges. Estimated cumulated revenue over this 5-year period is €42.6 million. Veolia Environnement and PSA Peugeot Citroën have developed a new contract management system based on a “shared responsibility productivity plan” comprising commitments to productivity and risk sharing for the performance of joint actions leading to the realization of the productivity and convergence plan requested by PSA. As part of this contract extension, a study has already been launched into optimizing energy consumption and reducing the environmental footprint of the site. This project focuses on heat recovery from the Volatile Organic Compounds (VOC) incinerator located in the painting workshop.

In July 2012, Veolia Environnement Industries extended the contract signed in 2010 with the pharmaceuticals company, BMS, for the management of 10 sites across 6 countries (Germany, Belgium, Ireland, Italy, Spain, the United Kingdom) to include BMS’s European headquarters in Rueil Malmaison. This site with a surface area of 21,829 square meters is HQE certified and as such requires a particularly high standard of service and presents significant environmental challenges. This contract represents total cumulative revenue of €15.5 million over 5 years for multi-business services.

Similarly, the Renault multi-business management contract for its Paris region sites signed in 2011 for an indeterminate period is still in effect. This contract represents estimated annual revenue of over €80 million and primarily concerns the multi-technical management of the Guyancourt Technocenter.

We also conquered new market share in 2012 by leveraging off of our existing contracts. For example, in the East of France, we signed two 3-year contracts with the industrial company Dupont and General Electric Group representing cumulative revenue for the two contracts of approximately €2.2 million over three years.

VEI also manages Dupont’s two French sites in Cernay and Nambsheim, in Haut-Rhin, cover a wide range of technical services, such as building and infrastructure maintenance, HVAC equipment management and power distribution, as well as multi-services, such as logistics, cleaning, winter maintenance. This contract involves compliance with strict safety and environmental protection standards, for which the Dupont Group is an absolute reference in the industrial sector. Veolia Environnement Industries’ quality, safety and environmental management system is certified ISO 9001, OHSAS 18001 and ISO 14001, satisfying Dupont’s requirements.

Market Overview

The Market for Environmental Management Services

The environmental management services we provide include drinking-water treatment and distribution, wastewater treatment, passenger transportation and waste management as well as energy services. This market also includes designing and building the necessary installations to supply such services. These services are provided to industrial and service-sector companies, public authorities and private individuals.

The contractual terms governing their implementation varies depending on the nature of the project, the customer and the local regulations. We generally carry out our activities through public-private as well as private-private partnerships for the construction or operation of facilities. These partnerships seek to provide comprehensive solutions to fundamental environmental problems, like waste processing and recovery, energy savings, drinking water production and treatment, water recycling, and reduction in polluting emissions. The PFI (Private Finance Initiative) contract for the processing and waste-to-energy recovery of waste in Leeds (United Kingdom) combines waste recycling with energy recovery and is a good example of such a project. Another example is the biomass-fired cogeneration plant installed by Dalkia for the Smurfit Kappa plant in France: this installation produces electricity and steam for use by the plant. These types of partnerships are also possible in emerging countries and sometimes include external financial assistance from European funds or international development banks, as demonstrated by the contract managed by Veolia Eau in Nagpur (India).

More and more people are aware of the environmental challenges facing the planet and these concerns are increasingly important to both public and private decision-makers. We must offer a range of different approaches in order to respond to the expectations of the customer and the specific context of the project.

Increasingly strict environmental performance requirements are being set for the management of public services and utilities as a result of a growing public awareness of these issues of citizens and better information from public contractors. Public sector customers, like cities and major metropolitan areas, are therefore implementing measures aimed at improving the environmental performance of their regions. Increasingly, we participate in studies and reviews focusing on this subject. Contracts often include environmental objectives and certain contracts are entirely aimed at achieving energy savings. In spite of these over-arching concerns, however, public service management contracts continue to be put out to tender one service at a time: this is one result of laws that require such contracts to be awarded on a competitive basis, but it is also due to the fact that individual administrative authorities must meet their own program objectives and their own budgetary goals. These factors, coupled with a difficult economic climate that continues to influence our public-sector clients, can result in a great deal of pressure on prices and profit margins.

Private customers seek increasingly to incorporate concrete environmental protection in their activities. They may also seek to adopt a unified management policy for all environmental services outside their core business. A single service provider can be an attractive option when it possesses a range of expertise and is able to assume the integrated management of outsourced environmental services. We accompany industrial companies abroad in the implementation of their projects, helping them to design and build their own plants or adapt existing sites; we can help them include innovative technologies that reduce the environmental impact of their activities. The result is often improved competitivity in the form of resource savings, by-product recovery and reduced environmental impact. Such clients expect service providers to adapt their services over time to the customer’s changing, and sometimes very specific, needs. These customers also have a strong preference for providers who are willing to share with them the savings generated by such productivity gains.

The outsourced services and integrated environmental management markets is estimated to represent approximately €1.5 billion in annual sales. According to the “Low Carbon and Environmental Goods and Services (LCEGS)” report, published in May 2012 by the UK Department for Business Innovation and Skills, demand for such services is expected to grow. All of the estimates assembled in the report predict that expansion of this market will exceed 2.9% annually. This continued growth can be traced to the following factors:

•

The environmental services market is a global market, which the report projects will grow by 3.4% per year through 2015.

•

Customers have a greater need to remain competitive and to decrease expenses.

•

As environmental technology develops and more innovative technical solutions become available, customers seek out advice to identify, design, control, build and implement these solutions.

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

•

In addition, public demand for sustainable development forces decision-makers to keep commitments made at the international level and set exemplary standards. In a world that combines accelerated urbanization with demographic growth, sustainable management and major investment in environmental projects are both essential to providing our growing urban populations with customized environmental services and replacing obsolete environmental infrastructure.

Nonetheless, the financial difficulties that currently plague many public authorities and private companies could lead certain decisions to be postponed, especially when they involve new investments. On the other hand, these same financial restrictions can also encourage public authorities and companies to seek the most cost effective solution, leading them to consider outsourcing a portion of their activities under complex, comprehensive long-term contracts. They may seek to simplify the contractual process by entrusting the performance of highly varied services to a single partner, who is able to commit to a given level of performance and, where appropriate, finance all or part of the investment. This presents numerous opportunities for companies that can propose a wide range of integrated environmental management services.

We believe that market developments offer us significant opportunities, because we are able to provide high quality, innovative, and integrated environmental management services in markets around the world, in accordance with customer needs. In order to seize these opportunities, we must strive to offer high-quality services, equipment and installations at competitive prices.

Customers

We provide environmental management services to a wide range of public authorities, industrial and service sector customers in many countries.

Public Authorities

Demand from public authorities (primarily small local authorities, that increasingly pool their resources) is focused on the search for quality and innovative solutions and, with increasing urgency, on a desire for cost effectiveness. These authorities are also often seeking to conserve resources (such as water), save energy, and recover noxious or re-usable by-products. In addition, these actors pursue the lowest overall operating costs by taking operational issues into account at the design phase. During this search, public authorities increasingly favor the concept of value-added services. They are aware of their environmental responsibilities and duties and of the need to modernize their operating methods, particularly with respect to the management of water resources, air pollution, transportation management and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential services.

We have the know-how to adapt to customer expectations and needs. We increasingly participate in upstream studies, helping public decision-makers to define policies for their cities or regions and make decisions based on short- and long-term environmental impacts and their overall carbon footprint. In fact, we created the Greater Paris Metropolis Project to better understand and work within a region that has historically hosted so much of our activity and where 15,000 of our employees work every day. The Greater Paris Project mobilizes many public and private decision-makers who share our ambition to transform Paris into an attractive investment region, particularly for international investment, and to develop the economy and create jobs while improving the quality of life of all its residents. We can propose a wide range of contract types, from a simple study to a tailored partnership enabling customers to benefit from the latest technology. We can include design and build contracts for installations or contracts focused on measureable performance objectives, such as energy efficiency contracts. In the current economic context, financial difficulties weigh heavily on public authorities, influencing contract negotiations and required services levels. We are also able to adapt to these changing customer needs.

We believe in the relevance of our comprehensive contract model, which gives us the ability to provide services tied to performance obligations and to design, build, or even finance necessary investments, depending on customer needs. This contributes to innovation and efficiency through mutual research, stimulated by the periodic competitive tendering of contracts. This model takes on different legal forms depending on the traditions in each country. Certain countries, including those governed by European Union law, distinguish contracts known as “public markets” from contracts known as “concessions” (or other forms of Public Private Partnership, or PPP) based on variety of factors, such as whether operating rights are transferred, the extent which the operator assumes operating risks and whether the contract focuses on the service to be provided or the construction of infrastructure.

Since the mid-19th century, French public authorities have generally chosen to structure the management of public services (such as water, sanitation, transportation, waste collection and processing, and urban heating) as contracts that were traditionally considered to be “concessions.” These contracts may also be structured as “operating contracts” when there is no investment component. Under European Union law, however, we consider these contracts to be “public service delegation” contracts, although they retain the label “concessions” under the European Union definition. For certain public services, these public authorities frequently prefer to retain control over the construction and financing phases and merely place the installations at the disposal of the service provider for the term of the contract.

In the last few years, a new trend has emerged. Public authorities in all countries, including France, ask companies to manage, design and build the necessary public infrastructure, installations and equipment, which can be as varied as administrative and educational buildings, hospitals, transportation infrastructure, prisons, wastewater treatment facilities or household waste processing plants. They also, however, have begun asking service providers to finance the project and guarantee long-term maintenance in exchange for a pledge that such outlays will be recovered at the end of the contract. Two main categories of contracts have emerged, which, together, are often qualified as Public-Private Partnerships (PPPs). The first of these two types of contracts is similar to the market category described above: the resources intended to cover the cost and financing of infrastructure are similar to a price paid or guaranteed by the public authority and the service is provided to the public authority using the completed infrastructure. The second type includes contracts that are equivalent to concessions, as defined by the European Union, except that resources are obtained through the commercial operation of the public service, which is the main object of the contract, and the construction of infrastructure provides only the means necessary to gain access those resources. Different IFRS accounting treatments apply in each case. Depending on how the contract is structured and classified, financial asset may be recognized which corresponds to the receivables from the public authority. We can also distinguish these PPPs based on the nature of the services entrusted, such as Build Operate Transfer (BOT) contracts with financing, or Design, Build, Operate (DBO) contract, excluding financing.

On December 20, 2011, the European Commission published proposals to reform the public procurement framework. This “public procurement package” proposes an autonomous concessions directive, as well as proposing to revise the public procurement directives passed in 2004. For the first time, service concessions would therefore be governed by secondary European legislation, which would strengthen legal security throughout the Union. We are closely monitoring these proposals and negotiations in the European parliament and the Council of Members States. Three-way negotiations among the European institutions are still ongoing and currently focus on two points. The first concerns the ability to separate the public procurement regime from the proposed legal framework applicable to service and works concession contracts. The second issue addresses the applicable scope of the three directives, which we would like to have applied as broadly as possible. The scope of applicability will ultimately depend on the way the European legislators define the exclusions from the obligation to place contracts out for tender which arise from exemptions for cooperation between public organizations.

In addition, we contribute to expertise aimed at better combining PPP contracts and public financing and particularly European financing. In November 2012, the European Commission approved the request for European financing for the contract to build and operate the St Denis wastewater treatment plant on the island of Reunion, which is a French overseas territory. This is the first successful request for European financing of a water project since 2007, combining structural funds and a Group concession agreement. This project was authorized to receive public financing of €46.6 million, including European assistance of €25.9 million.

Industrial and Service Sector Companies

We offer our industrial and service-sector customers a wide range of construction and/or operating services to help them improve their competiveness and environmental footprint. These include improvements to installations to optimize consumption, re-use process water, limit and recover by-products, or provide utilities necessary for their industrial processes (such as steam, industrial heating and cooling, process water, demineralized water, or compressed air). We can also offer our industrial clients ways to treat effluents, recycle and recover waste, and maintain sustainable, efficient waste elimination channels.

We offer customers innovative solutions tailored to the needs of each industrial site. We adopt a long-term partnership approach, entering into long-term contracts, which can require services to take account of changes in customer requirements or their business.

We consider the development of our industrial customer base to be a major growth driver and aim to increase the share of our revenue realized with industrial customers to 50% over the next five years. This will primarily be achieved through the Environmental Services division, where over 60% of our revenue is generated with industrial customers, and through “engineering” activities in the Technologies and Network business in the Water division.

Competition in Environmental Management Services

Most markets for environmental management services are very competitive and are characterized by technological challenges due to changes in regulation, as well as the presence of experienced competitors. Competition in each of the markets in which we participate is based primarily on the quality of the products and services provided, as well as the suppliers’ reliability, customer service, financial position, technology, price, the financial structure of the contract, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for public authorities or non-outsourced departments of industrial or service sector companies. In each of the markets in which we operate, our competitive advantages are our technological and technical expertise, our financial position, our geographical reach, our experience in providing and performing all environmental management services, our management of outsourced employees, and our ability to comply with regulatory requirements.

In the environmental services sector, Suez Environnement provides a range of services encompassing water and waste management. Certain of our competitors’ core businesses are based in neighboring industrial sectors and their involvement in environmental services represents an attempt to extend the scope of their business. This is the case for the subsidiaries of certain energy providers in the heating network sector, such as Vattenfall and RWE. Companies specialized in electrical installations, such as Cegelec, have also expanded into the environmental services sector. However, the vast majority of competitors do not offer the same range of technical expertise in environmental services that we do. Therefore, in certain cases, our competitors are required to set up special purpose entities to cover the service scope required by customers.

We expect that competitors in the energy sector, currently operating in a single or national market, will seek to expand their activities to become integrated environmental service providers, in the coming years. This change has been prompted by the desire of potential customers to outsource a larger portion of their business. We have, however, observed growth in the number of companies that have the worldwide capabilities to respond to multi-site, international calls for tenders, such as Sodexo, Johnson Controls or Jones Lang Lasalle in facilities management. Industrial service providers are also moving towards greater consolidation by creating multi-service subsidiaries. This is the case of Voigth in Germany.

In the water sector, and particularly in the industrial segment, we compete with newly restructured companies, such as Degrémont Industry, Siemens or General Electric. The mining sector remains highly fragmented, as does the desalination sector, primarily in Latin America and Australia; these areas are nonetheless, of interest to Spanish companies from the construction and public works sectors, such as Acciona Agua, FCC-Aqualia, and ACS.

Veolia Eau is faced with strong competition on the international market, with the development of Asian companies, such as Marubeni, Mitsui and Sumitomo in Japan, Hyflux and SembCorp in Singapore and Samsung and LG/Inima in Korea. We also face competition from local providers, such as Sabesp in Brazil, and Shanghai Industrial in China.

A new form of competition has developed in recent years based on the growing role of infrastructure funds, sponsored by financial institutions, such as Macquarie Bank, and private equity funds. Although they are not global or strategic competitors, these funds are often present in privatization tenders and asset sales and can occasionally compete with us for external growth targets. The development of PPPs has also resulted in the emergence of new companies from the construction sector that are able to manage major construction and financing challenges. We sometimes join forces with these service providers as part of alliances formed to respond to tender offers. Such companies mainly include Bouygues, Vinci and Eiffage.

In France, there has been a trend in recent years towards returning environmental services to local government management. This has reduced the number of delegated management contracts available on the market. In Germany, public entities, called Stadtwerke, play a leading role in the environmental services market, especially in the areas of water, waste management and energy services. In a number of countries in Eastern Europe, markets are opening to competition, but often only partially and only to a limited degree. Finally, new competitors from the construction and public works sectors could look to expand into the service market. Contracts in this market involved major, complex new investment followed by the provision of services. Examples of this type of contract could include the construction of a hospital which then requires facilities management and/or maintenance of common and technical services. Such contracts may be structured as a Build-Operate-Transfer (BOT) contract or may be a concession contract or, in France, they can be structured as a “partnership contract” under the law passed in June 2004. This is a natural outgrowth of the development of a comprehensive service market where contracts cover the construction and the financing of the infrastructure, as well as the transfer of the assets back the customer at the end of a contract.

The Market for Water

Our Veolia Eau division confirmed its position as leader in the water and wastewater treatment sectors(6) where its main competitor across all markets remains Suez Environnement. In national, regional and international markets, we remain exposed to strong local competition from private, public and mixed private-public operators, but these local competitors have begun to develop internationally.

Municipal Water Markets

Our main competitors in France are Lyonnaise des Eaux (Suez Environnement), Saur and to a lesser extent, a number of smaller companies, such as Sogedo, Aqualter, and Nantaise des Eaux. In Spain, our main competitors are Suez Environnement, which competes through its subsidiaries Aguas de Barcelona, Aguas de Valencia and Agbar, which uses the new trade name Aqualogy. Our competitors in the Spanish construction and public works sectors are Aqualia-FCC, ACS, Sacyr and Acciona, which are all attempting to develop internationally in order to offset the weak demand in their national market. In the rest of Europe, Suez Environnement remains a competitor, but its strategy is focused primarily on France and Spain. This leaves us to face the German companies Gelsenwasser and Remondis. Remondis recently expanded its Water business in Germany by acquiring Eurawasser from Suez Environnement and by buying certain RWE assets, such as a 50% stake in KED. Elsewhere Aqualia has confirmed its interest in Central and Eastern Europe. Equity funds continue to invest in the UK water market, as demonstrated through the investments of the Chinese sovereign fund China Investment Corporation (CIC) and an investment by the BT Pension Scheme in Thames Water, as well as speculation surrounding United Utilities.

In the United States, municipal operating contracts remain dominated by the “Big Five”: Veolia Water, American Water, CH2M Hill OMI, United Water and Severn Trent Services. Regional companies are nonetheless gaining ground in the United States. Purely American companies, such as American Water and Aqua America, consolidated their geographic positions through small targeted acquisitions.

The North Africa and Middle East markets are still affected by considerable political instability, however, Japanese and Singaporean companies, such as Hyflux, SembCorp and Moya Dayen, are also present in the Middle East and North Africa (MENA) region. In this market, as in the Latin America countries of Chile, Peru and Brazil, Veolia Eau is in competition with local companies, such as Sabesp in Brazil, and Spanish companies, such as Acciona, Aqualia, ACS. ACS focuses, in particular, on the mining sector. We also face Japanese providers such as Mitsui, Marubeni, Mitsubishi, Sumitomo. Korean trading companies like LG/Inima and K-Water are also seeking to establish a long-term position in these countries.

(6)  Source: Global Water Intelligence (GWI), November 2012 and Pinsent Masons Water Yearbook 2011-2012.

China is a strategic growth region for Suez Environnement as it is for Asian companies. Competition is increasing from local companies, such as Beijing Capital and Shanghai Industrial, as well as from Japanese and Singaporean companies, such as Hyflux, SembCorp and Moya Dayen. With the slowdown in the Chinese water market, Australia may well be the next major market. Australia is a strategic growth area for Spanish companies like Acciona, ACS, Cadagua, and Sacyr, and Asian companies like Hyflux, Mitsubishi and Marubeni. Marubeni’s recent acquisition of Osmoflo launched its international expansion. Suez is also present on the Australian market through its subsidiary Degrémont, which focuses on water desalination and the mining sector.

The Smart Water sector is booming. General Electric has partnered in this sector with several companies including Suez Environnement, although Suez is independently present in this market through its subsidiary Aqualogy.

Industrial Water Markets

We face many competitors in our industrial markets. Seven years after its acquisition of USFilter, Siemens decided to reorganize its activities in the water sector to focus on automation technologies. It therefore sold its water division, called Siemens Water Technologies, as this division never achieved the margins or synergies expected by the group. Suez’s subsidiary Degrémont also restructured its industrial activities, through the launch of Degrémont Industry. Since the merger of Ondeo Industrial Solutions with Degrémont, the Suez Environnement group has now united its entire industrial water treatment expertise under a single trade name. Similarly, Abengoa Water was created in 2011 by Befesa Agua from its water concession and technology business. Abengoa, Degrémont Industry and IDE (an Israeli company) all focus on the mining and oil and gas sectors. Nonetheless, Veolia, Suez and General Electric would appear to be the only companies able to operate in niche markets, such as shale gas. The mining sector, which is mainly located in Latin America and Australia, remains highly fragmented. General Electric is active in this market, where it competes with technology providers, like VWS and Siemens, and engineering companies, like Hatch and Fluor Daniel. In fact, eight years after its entry into the water sector through its acquisition of Ionics, General Electric has now confirmed its role as a technology provider. It is, however, moving away from the Engineering, Procurement and Construction (EPC) market, due to the unfavorable risk/reward profile of such contracts, although it continues to be interested in small BOO (Build-Own-Operate) contracts with industrial customers, particularly in the desalination sector.

Finally, new East Asian companies are increasingly competing against us on the industrial markets, given that they have been less affected by the financial crisis than their European and American counterparts. These companies include Doosan, K-Water, Itochu and Hyflux. Doosan and K-Water are Korean companies, however Doosan has become reticent to assume developer roles. Itochu is a Japanese company that is seeking to expand its traditional role in the water sector; recently it has partnered with Hyflux on projects in India and acquired a 20% stake in Bristol Water in the UK.

The Market for Waste Management Services

Our main competitors in the waste management sector are either regional providers or companies who cover only part of the services offered by our Environmental Services division, Veolia Propreté. In Europe (including Central and Eastern Europe), where Veolia Propreté conducts the majority of its business, our principal competitors are Suez Environnement’s subsidiary SITA, which is present throughout the entire waste recovery chain. Remondis is one of our major competitors in Germany. Biffa has been a significant competitor in the recycling sector in the United Kingdom since its acquisition of Greenstar UK.

In North America, Clean Harbors is our main competitor in the hazardous waste and industrial services sectors. In the Asia-Pacific region, our main competitors are Suez Environnement and various local companies. In Australia, Transpacific is the main national competitor in a concentrated market. The Chinese market remains fragmented and is primarily composed of local and regional players.

The Market for Energy Services

The energy services market combines a diversified range of services and has many different types of market players. Through our Energy Services division, we face strong competition from primarily sector-specific players.

Only the group formed by the GDF-Suez merger, Cofely, has the ability to offer a diversified and comprehensive range of services with a strong international presence that is comparable to our own presence and services. Cofely represents a major competitor, mastering a range of expertise similar to ours. This competition remained intense in 2012, particularly in France, where we aggressively fought to gain market share. Among sector-specific players, we face the active presence of large local competitors such as Vattenfall, Fortum, Alpiq and EON, particularly in the energy infrastructure sector.

In the service sector, competition takes many forms, and comes from specialized companies in the areas of cleaning and food services, for example. Certain of these competitors seek to expand their offering to include energy services. Technical maintenance companies focusing on areas such as electrical installations may also form partnerships with major construction and public works groups, like Vinci and Bouygues. Alternatively, groups specializing in facility management, such as SERCO and JLL, may also compete with us in the service sector. In the intelligent building sector, equipment manufacturers, such as Schneider Electric, Johnson Control, and Siemens are playing an increasing role, as are engineering consultants, like Cap Gemini, that offer intelligent energy management software. Finally, we face a growing in-sourcing trend, as well as historical competition from municipally-run or other publicly-run companies.

The Market for Transportation

In the transportation sector, our principal competitors are large private operators, who are primarily French, American and British but also Asian, as well as public companies (national or local) that operate public monopolies. In 2012, historical competitors from the national railway sector, like Deutsche Bahn, SNCF and RATP continued their organic and international growth. The main competitors on the global stage are the British groups FirstGroup, National Express and Stagecoach, the French group SNCF and its subsidiary Keolis, RATP and its subsidiary RATP Développement, Deutsche Bahn and its subsidiary Arriva, and the Hong Kong company MTR Corporation.

In the United States, Amtrak’s persistent budget difficulties have opened the rail market to other operators under delegated management contracts or public-private partnerships. The competitive environment in the United States has changed with the arrival of new competitors such as Keolis, RATP Développement, and ACI and potentially European and Asian consortiums.

In conclusion, Veolia Transdev is operating in an environment marked by increasingly intense competition between the major international groups and a move towards consolidation, leading to the formation of a few extremely large local passenger transportation groups. Also, in certain European countries such as France or the Netherlands, a trend towards a return to the public management of transportation networks can be seen.

Contracts

Our contracts take a wide variety of forms, depending on the applicable legal system, the size of our customers, and the legal nature of the client in terms of public vs. private. Our customers tend to demand transparency during the bid process and during contract performance; they require the formation of a real partnership aimed at improving productivity and performance and they set clear performance targets.

Contractual relationships with public authorities for the provision of “general interest” services to the public or public services, for which the local authority is responsible, take a variety of forms depending on the level of involvement of the public authority. In certain countries and for certain services, public authorities choose to be involved as little as possible in the provision of public services to residents and may be satisfied with more or less restrictive regulation of the relevant activities. Under this type of contract, we seek out customers directly among the local population, and we directly own the assets used to provide the service.

Generally, however, these so-called “general interest” services or public services are considered to be the responsibility of the competent public authority, which does not merely implement regulations and controls but also plays an active role in their management, through one of the following approaches:

•

the public authority can decide to directly operate public services (through “direct” or “internal” management) with its own resources or resources transferred to an in-house company over which it exercises control similar to that exercised over its own departments;

•

the public authority can decide to provide the service itself, but use private operators as subcontractors to manage the service on its behalf, or to provide limited services; or

•

the public authority may prefer to transfer responsibility for providing the public services to a company, to which it delegates or transfers (under the terms of a contract which includes technical performance commitments) the right and the obligation to operate the service, provide the human resources, equipment and financing necessary and, where appropriate, finance and build the infrastructure. Third parties selected by the public authority may be either private operators, mixed public-private companies or other public entities.

The different ways in which public authorities choose to manage the provision of public services lead to different contractual mechanisms between the public authority and the company, to which we easily adapt. The contracts we use generally fall into one of three categories, depending on whether we are entrusted with full responsibility for providing the public service and whether we have a financial and commercial relationship with end users:

•

When the public authority chooses to manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or work for which it pays a contractually-agreed price, it enters into a variety of individual contracts for the supply of construction work and services;

•

When new infrastructure is necessary for the provision of the services, the public authority may prefer a more comprehensive build/operate contract, which may include the financing of required infrastructure. These are known as public market contracts under EU law and also referred to as Build, Operate, Transfer (BOT) contracts, or since 2004 as partnership contracts, in France; or

•

The public authority may entrust a company with responsibility for the full provision of a public service, with the company assuming all or part of the operational risks. Generally, the provision of the service is then financed by the fees and charges paid by the end users. The contractor thus has financial and operating responsibility for providing the service, but must do so in accordance with the terms set by the public authority, which specify the needs to be satisfied, expected performance levels and prices charged to end users. This is the logic of “delegated management” contracts, in France, or, what is known as “concession arrangements” under EU law (also known, in certain other legal cultures as a Public Private Partnerships – PPP). Under this type of contract the “risks and perils” or “risks and benefits” of the activity are transferred to the concession holder, to the extent compensation is linked to operating results.

The historical traditions of the various countries generally tend to favor one of the above-mentioned contract types for each of our activities exercised. Current practices in various countries are, however, converging. Public authorities alternatively adopt one or other contract type depending on the situation. Contract terms vary according to the nature of the mission and are generally medium- or long-term. Long-term contracts often include a periodic review of financial terms and conditions.

Industrial and service sector customers can also use a variety of contract types, including at the very least a service remunerated by a price, but which can potentially extend to the design, financing, construction and full operation of an installation. Contracts are always tailored to precisely meet the needs of each customer. Customers often seek to outsource a range of potentially complex services that are not part of their core business. Our performance obligations are often heightened in such situations. Similarly, these customers may seek new innovative solutions to complex or highly technical requirements, such as decontaminating manufacturing by-products, reducing greenhouse gas emissions, or reusing industrial water.

We are also very attentive to contractual provisions, in particular when we must finance the investments required under a contract. Given the complexity of management agreements and their long-term nature, we possess skills in contract analysis and control and the content of our major bids is decided by Commitment Committees meeting at several levels. The legal and financial departments of our divisions, and potentially our Group as a whole, are involved in the negotiation and preparation of tender bids and contracts. Audits are carried out on our main contracts. Each year, our Internal Audit Department carries out an annual review of the contractual and financial risks inherent in our most significant contracts.

INTELLECTUAL PROPERTY

We own a number of brands, including the “Veolia” brand. Since November 2005, our Group has adopted a single brand strategy aimed at uniting the Water and Environmental Services divisions and Transportation business under the Veolia banner. The two divisions and Transportation business remain identifiable according to their business descriptions: “Water,” “Environmental Services” or “Transportation,” while the Veolia Energy Services division is mainly known under the name “Dalkia.” As a result, the companies at the head of the Water and Environmental Services divisions and at the head of the Transportation business, as well as most companies in the countries and regions where we are based, have modified their corporate names to include “Veolia.” This strategy illustrates our desire to increase the global consistency of our divisions and our visibility, by strengthening our identity and global culture based on our service values. Accordingly, the “Veolia” brand has become an international reference for trust, reliability and expertise in the environmental services sector. As part of our withdrawal from the Transportation business, Veolia Transdev will change its name to remove the “Veolia” brand.

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

In our opinion, our business is not dependent on the existence or validity of any one or even a group of these patents, nor on any contract covering one or more intellectual property right(s). Furthermore, we are not dependent on any customer, major license or industrial, commercial or financial supply contract.

SEASONALITY

Certain of our businesses are subject to seasonal variations. Dalkia generates the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related wastewater treatment services tend to be higher between May and September in the northern hemisphere, where Veolia Eau conducts most of its activities. Finally, in transportation, SNCM’s activity is strongest in the summer season. Thanks to the diverse nature of our operations and our worldwide presence, our consolidated results are, in general, not significantly affected by seasonal variations.

RAW MATERIALS

Given the nature of our Water, Environmental Services and Energy divisions and our Transportation business, changes in the price of raw materials and recycled materials can have an effect on our different divisions. Our main raw materials costs come from fuel and natural gas prices while our revenues are affected by the following recycled materials: paper, cardboard, iron and non-ferrous metals.

Fuel prices, on commodities such as gas and coal, can be subject to significant fluctuations. Energy prices have fluctuated widely in the past few years. In 2012, the price of a barrel of Brent crude remained highly volatile in the first six months before stabilizing around US$ 110 a barrel. On average, the price of a barrel of Brent crude was US$112.10 in 2012, up slightly by US$0.70 compared to the average price in 2011. Due to the fall in the euro/US dollar exchange rate, the average euro-price of a barrel of Brent crude increased significantly in 2012 by €7.20 compared to the average price in 2011 (increase of 9%). This increase in the price of Brent crude oil not only had an impact on fuel prices, but also on gas prices, particularly in France, where changes in STS gas prices track petroleum prices with a three month lag. Thus, average 2012 French gas prices increased approximately €2.80/MWh compared with 2011, for an increase of 7%.

The general consensus among energy analysts is, however, that energy prices will continue to increase in the long-term, due to the increasing rarity of known oil reserves, a marked increase in extraction costs and the need to adopt new energy sources in response to growing environmental requirements. However, the timeline of this underlying trend is difficult to forecast, due to the limited visibility of market participants regarding economic growth. In the medium-term, the possibility of falling commodity prices cannot be excluded. In any event, as in recent years, energy prices could remain volatile into 2013 and beyond.

Our contracts generally include price review and/or indexation clauses, which allow us to pass on to customers part of any increases in commodity or fuel prices through the price of services, even if this may be carried out with a time delay.

In the Transportation business, numerous contracts contain indexing clauses that take fluctuations in fuel costs into account, significantly reducing the impact of a rise or fall in fuel prices. In certain contracts, especially contracts entered into in the United States, we are entitled to full compensation in the event of a rise in fuel prices. Approximately 70% of costs are covered by contractual indexing clauses. For those contracts not containing indexing clauses, we implemented a fuel hedging policy in 2008 to manage fluctuations in fuel costs. Veolia Transdev uses derivative instruments for this purpose, whose characteristics (notional amounts and maturity) are defined in accordance with forecast fuel requirements, based on firm orders or highly probable forecast flows. The majority of our derivatives used are swaps.

In the Environmental Services division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, indexing clauses in contracts generally allow us to pass on a significant portion of these cost increases through the prices charged to customers. Approximately two-thirds of activities are covered contractually. For customers not bound by contract, increases in fuel costs are either fully or partially passed on through an increase in fees or negotiation.

In the Transportation business and Environmental Services division, the increase in fuel prices in 2012 compared to 2011 had a negative impact on fuel expenses of approximately €19 million in 2012, including the cost of swap hedging arrangements.

In the Energy Services division, given the long-term nature of contracts and the terms of supply agreements, changes in energy prices may have different impacts depending on the areas in which Dalkia intervenes. At the Energy Services division level, the overall positive impact on revenue was €205 million. Electricity production volumes sold on the wholesale market are sensitive to fluctuations in market prices, particularly in Central Europe and the United Kingdom. However, due to forward contacts hedging these activities, the impact of price fluctuations during the year is felt only on a time delay, and therefore is only partially reflected in our consolidated results for a given year.

A portion of Environmental Services division revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of recycled materials, like paper, cardboard, and ferrous and non-ferrous metal. In 2012, annual averages for two representative price benchmarks, called “Revipap 1.05” for recycled paper and “E40” for scrap metal, reported declines of 19% for and 3%, respectively, compared to 2011 averages. The results of the Environmental Services division were therefore impacted in 2012 by the decrease in the price of recycled materials compared to 2011. This decrease in the annual average price hides substantial price volatility in 2012 and particularly in the recycled paper market, where a price surge at the beginning of the year was followed by a substantial drop in the second quarter and a recovery at the end of the year. Accordingly, at the end of 2012 recycled paper and scrap metal prices were 9% and 1% below their respective 2012 averages.

In our other divisions, depending on their businesses, certain subsidiaries may be required to contract forward purchases or sales of commodities, like gas and electricity, as part of supply management and cost optimization measures. We also entered into long-term contracts for the purchase of gas, coal, electricity and biomass in order to secure our supply chain. The majority of these commitments are reciprocal, and the third parties concerned are required to deliver the quantities indicated in these contracts just as we are obliged to accept them. Finally, with respect to its building activities, particularly in the Water division, the Group may also purchase financial instruments to hedge against increases in the price of nickel and copper primarily. See Notes 27.1.3 and 35 to our Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

ENVIRONMENTAL AND EMPLOYEE REGULATIONS,

POLICIES AND COMPLIANCE

Environmental Regulation Overview

Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations, in particular in the European Union, but also in North America and emerging countries.

Environmental regulation in European Union countries is primarily tied to European directives and regulations. The majority of our activities require operating permits or authorizations that include rules governing the operation of the installations. These operating permits are delivered by public authorities pursuant to authorization procedures, which include the performance of specific studies presenting, in particular, the environmental footprint of the installations. In France, the majority of our installations fall under the control of the ICPE regime (Installations Classified for the Protection of the Environment). Our activities are subject to a wide range of regulations, the most important of which are presented below.

With regard to reducing pollution, the Directive on Industrial Emissions of November 24, 2010, (known as the “IED Directive”) sought to overhaul the 1996 Integrated Pollution Prevention and Control Directive and six sector-based directives. The applicable scope of this directive covers new activities, therefore administrative permits must be issued based on the use of “Best Available Techniques” (BAT) and new limits apply to air, water and soil emissions. It also introduces the obligation to monitor emissions likely to contaminate soil and groundwater. The directive also provides for the preparation of a “baseline report” on the state of the site before starting operation of the installation and before a permit for an installation is updated for the first time. It also redefines site restoration obligations on the cessation of activities. Member States have two years to enact this directive into national legislation.

In addition, the REACH regulation on chemicals, which came into effect on June 1, 2007, establishes a new European methodology for the management of chemicals that is aimed at enhancing the knowledge of substances currently circulating within the European market. This regulation seeks to reduce the health and environmental risks associated with the manufacture and use of chemical substances. It introduces, across Europe, a range of procedures aimed at improving knowledge of the health and environmental risks associated with chemicals sold on the market. It also regulates the management of these risks throughout the lifecycle of the chemicals, in order to ensure better health, safety and environmental protection. As a user of such substances, we are therefore required to strengthen our cooperation with suppliers and customers in order to exchange information with them on a regular basis. It also involves improving risk management at all stages of the life cycle of chemicals and strengthening the prevention of chemical risks concerning Group employees.

Our relevant subsidiaries are in compliance with the schedule set by the REACH regulation for chemicals requiring registration. After the systematic pre-registration of all substances potentially concerned and compliance with the first registration deadline, upcoming deadlines are being monitored, along with changes to the regulation and updates to its appendices. Other chemical substances produced by the Group may be covered by other regulations, such as biocides which are regulated by the Directive of February 16, 1998, which was replaced by the biocides regulation of May 22, 2012, which will go into effect on September 1, 2013 and which strengthens the control of biocide products and standardizes authorization procedures.

The Classification, Labeling, Packaging (CLP) regulation of December 16, 2008, which has the same end purpose as the REACH regulation, came into effect on January 20, 2009. This regulation makes certain amendments to existing provisions concerning the classification, labeling and packaging of dangerous substances and defines new standards regarding labeling classifications and the packaging of chemical substances and mixtures. This text seeks to provide a high level of protection for human health and the environment, while guaranteeing the free movement of chemicals. Henceforth, dangerous chemicals are identified and information on the dangers they represent is provided based on new criteria defined by the General Harmonized System for classifying and labeling chemicals, which allows harmonization at a global level.

In addition, the increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol came into force in February 2005 and gave the European Union the objective of reducing greenhouse gas emissions in the European Union by 8% over the period 2008-2012, compared with 1990 emission levels. Directive 2003/87/EC of October 13, 2003, created an emission allowance trading system within the European Union, known as ETS (Emission Trading Scheme). The resulting system operates in parallel with the Kyoto Protocol system, which came into operation in 2005 and led to the creation of National Allowance Allocation Plans (NAAP) for an initial period (2005-2007) followed by a second period (2008-2012), corresponding to the Kyoto Protocol commitment period. European Directive 2009/29/EC of April 26, 2009 amended the ETS Directive and extended the allowance trading system to cover a third period (2013-2020), which provides for a progressive reduction in allowances granted and includes new grant procedures. The European Regulation of November 12, 2010 established a scheme for auctioning greenhouse gas emission allowances for the period 2013-2020. The European Commission decision of December 15, 2010 defined rules for the free grant of allowances for the period 2013-2020. Allocation calculation guidance was published in the first and second quarters of 2011. Operators filed the necessary data with the national authorities and performed preliminary calculations. The definitive amounts of allowances to be granted were supposed to be published at the end of 2012, with an initial attribution of allowances set for February 28, 2013. Given that this schedule has not been respected, the preliminary calculations remain the best estimate of available allocations. The first restitution of quotas for the third period will take place on April 30, 2014.

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

The July 4, 2012 directive on controlling the dangers associated with major accidents involving dangerous substances, known as Seveso III, repealed the prior Seveso II directive and will go into effect on June 1, 2015. This new directive primarily establishes new preventive rules and integrates the changes introduced by the CLP directive.

Directive 2012/27/EU, dated October 25, 2012, sets a common framework for improving energy efficiency in the European Union by 20% by 2020. This directive requires large companies to undergo energy audits and implement energy saving measures in the energy supply chain.

In France, the planning law aimed at implementing the “Grenelle de l’environnement” decisions, known as the “Grenelle 1 Law” of August 3, 2009 was supplemented by a law dated July 12, 2010, that includes national environmental commitments, known as the “Grenelle 2 Law.” These laws seek to implement six major projects, which have significant implications for each of our divisions. The construction, transportation, health and waste, water and biodiversity and energy sectors are all concerned, as is environmental governance and information transparency. A significant number of Grenelle 2 law application decrees are scheduled to complete the implementation of these measures. Accordingly, a decree issued on July 11, 2011 concerns greenhouse gas emissions reports and a territorial climate-energy plan; it requires companies with more than 500 employees to prepare a greenhouse gas emissions report before December 31, 2012. This obligation also applies to the State and territorial authorities with a population of over 50,000. In application of this law, a decree dated April 24, 2012 clarified the non-financial reporting obligations of both listed and non-listed companies, with regard to disclosures social and environmental issues and corporate commitments to sustainable development.

The Directive of November 24, 2010 on industrial emissions was enacted into French law by the Order of January 5, 2012 creating a specific section in the French Environmental Code for the relevant installations. The conditions governing the installation and operations of these installations are set to ensure they are operated using Best Available Techniques (BAT) and with reference to the conclusions of these BATs. In addition, the Order clarifies the circumstances under which information provided by the operator for the review of the installation’s authorization conditions will be presented to a public enquiry.

The most recent development concerning Classified Installations, since the creation of the registration regime in 2009, is the new financial guarantees regime extending the installations concerned by the requirement to constitute financial guarantees for the protection of sites in the event of cessation of activity and, where applicable, the implementation of pollution management measures (Decree of May 3, 2012 and application orders).

In addition, the Order of January 11, 2012, effective from July 1, 2013, will introduce major changes in environmental policy by standardizing administrative policy tools and harmonizing criminal sanctions.

The Environmental Conference on September 2012 and the domestic debate on energy transition will generate further legislative changes in 2013 (law on the protection of biodiversity, framework law on energy transition).

Water Regulations

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

At the international level, the WHO directives on health and water are published to help countries draft internal regulations governing the quality of water. These directives set guidelines for the quality of drinking water and emphasize the importance of the preventive management of health risks. Compliance with these recommendations guarantees the production of water which is safe for human consumption. The right of access to water is recognized by the majority of countries and access to clean water and sanitation was recognized by the United Nations as a human right on July 28, 2010.

At the European level, the guiding strategy underlying regulation is the supply of drinking water that complies with regulations and the good chemical and ecological quality as well as the good quantitative state of groundwater and surface water by 2015: the abstraction of available resources must not exceed resource renewal capacity and a wastewater treatment system that protects the receiving environment.

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

The objective of the good chemical state of water by 2015 is the result of several European texts and particularly the water framework directive 2000/60/EC of October 23, 2000 which concerns more generally the quality of water, whether above or below ground. The aim of Directive 2006/118/EC of December 12, 2006 (daughter directive of the framework directive) on the protection of groundwater is to ensure the good chemical and ecological quality of such water by 2015, through oversight and restrictions on chemical substances in water by this same date. Directive 2008/105/EC of December 16, 2008 (another daughter directive of the framework directive) lays down environmental quality standards for 33 priority substances and 13 priority dangerous substances presenting a major risk for the environment or public health in the water sector. These texts provide for the elimination of priority dangerous substances in 2021 and other dangerous substances in 2028 from continental and coastal surface water.

To protect the receiving environment, the collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, as amended, the objectives of which were confirmed and extended by the Water Framework Directive. The treatment of wastewater is also directly impacted by Directive 2008/56/EC of June 17, 2008, known as the “Marine Strategy Framework Directive,” which seeks to protect and conserve the marine environment and thereby conserve the ecosystem. It also seeks to establish marine protected areas in order to contribute to achieving the healthy ecological condition of the European Union marine environment by 2020. European Directive 2006/7/EC of February 15, 2006 concerning “swimming water” imposes new restrictions on the oversight and management of swimming water and information provided to the general public.

Public authorities also impose strict regulations on industrial wastewater likely to be discharged into collection systems, as well as processed wastewater and sludge originating from urban water treatment installations. In this respect, the Waste Framework Directive of November 19, 2008 classifies land treatment using sludge produced by wastewater treatment plants as a recovery operation.

France has numerous laws and regulations governing the production of drinking water, the treatment of wastewater and water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. With regard to water policy, the Order 2012-34 of January 11, 2012 will simplify the control and application of pollution controls from July 2013. In addition, certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or ground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. The French law of December 30, 2006 on water and aquatic environments implements EU requirements for high quality water and significantly modifies French legislation on water, as well as implementing EU water quality objectives for 2015. Accordingly, wastewater treatment plants of over 10,000 population equivalent (PE) and those of between 10,000 PE and 100,000 PE must implement dangerous substance search and reduction measures several times a year. In addition, water development and management plans (SDAGE) take specific account of this water quality objective and the Order of January 25, 2010 sets out a water quality oversight program.

In addition to measures to preserve the quality and quantity of resources, the Planning Law no. 2009-967 of August 3, 2009 aimed at implementing the “Grenelle de l’environnement” decisions, known as the “Grenelle 1 Law,” enabled the implementation of a “blue” infrastructure to preserve the ecological continuity of surface water masses. These objectives are taken into account in territorial planning, via “urbanism” and “water” planning documents. With regard to health aspects, measures must be taken to protect drinking water catchment areas of strategic supply importance and water emissions of certain toxic substances must be reduced by 2013. In the wastewater treatment sector, treatment plants must be brought up to standard by the end of 2012 at the latest and autonomous wastewater treatment is subject to strict regulation to protect the quality of the receiving environment, sanitary conditions and public health.

The Grenelle 2 Law application texts implement the objectives set out in the “green and blue” infrastructure and provide for the acquisition and restoration of 20,000 hectares of wetland by the water bodies. In addition, this law confirms the responsibilities of municipalities with regard to the distribution of drinking water and seeks to improve knowledge of networks and reduce network losses. A financial incentive system was introduced to underwrite these obligations. With regard to wastewater treatment, the law clarifies and strengthens the content of the supervisory role of territorial bodies for non-collective wastewater treatment and requires municipalities to draw up a collective wastewater treatment policy before the end of 2013. Priority is given to biological farming in order to protect certain drinking water catchment areas of particular importance to current or future supply. In addition, the Decree of October 10, 2011 implements action plans to protect water against nitrate pollution from agricultural activity, and the Order of December 19, 2011 sets key measures for the national action plan. Violation of these laws is punishable by both civil and criminal law and a company may even be found criminally liable.

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

Environmental Services Regulations

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

In addition, landfill sites must comply with a number of specific standards and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending on the type of waste. For example, for sludge produced at wastewater treatment stations to be used in agriculture it must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals such as cadmium, mercury or lead). Moreover, the NFU 44-095 and NFU 44-051 standards strictly regulate the composting of material produced by the treatment of wastewater and compostable food and/or household waste.

At the European Union level, a Waste Directive was adopted on November 19, 2008, setting up a hierarchy of different waste management measures and favoring (i) the prevention of production, primarily by requiring Member States to draft national programs, (ii) re-use, (iii) recycling, by defining new objectives to be attained by Member States by 2020, (iv) other forms of recovery and (v) safe disposal. It clarifies the concepts of recovery, elimination, end-of-waste status and by-products. The aim of this directive is to promote recycling, composting and waste-to-energy recovery of household waste.

With respect to the cross-border transportation of waste, the regulation of June 14, 2006 on the transportation of waste entered into force in July 2007. This text defines the conditions for the supervision and audit of waste transfers and simplifies and defines current procedures for the supervision of waste transfers for non-hazardous, recyclable waste. Furthermore, through Directive 2003/87/EC of October 13, 2003, the European Union implemented an allowance system for greenhouse gas emissions, targeting carbon dioxide only. Waste incinerators are excluded from this system.

In France, pursuant to the provisions of Articles L. 511-1 et seq. of the French Environmental Code relating to facilities classified for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfill sites for hazardous and non-hazardous waste. These orders govern the design and construction of waste processing centers, among other things. Hazardous waste is subject to strict monitoring at all stages of the processing cycle. It is tracked using a waste monitoring slip (bordereau de suivi des déchets - BSD). Since July 1, 2012, producers/holders of non-hazardous waste, subject to exonerations, must keep a chronological register in the same way as for hazardous waste. Waste-to-energy centers are subject to numerous restrictions, including in particular limits on pollutant emission levels: for example, Directive 2000/76/EC of December 4, 2000 on the incineration of waste sets emission thresholds for dioxins and NOx in particular.

The Grenelle 2 Law provides, in particular, for a 7% reduction in household waste in 5 years, by encouraging actual waste tonnage to be taken into account in amounts charged to users. In addition, it is planned to reduce the use of landfill sites and incineration by limiting waste tonnage that may be received at such sites, while developing recovery sectors through sorting-at-source and the selective collection of organic waste. The law strengthens and widens the Extended Producer Responsibility (EPR) scheme and specific recovery and associated processing sectors. Finally, the Grenelle 2 Law provides for the planning of construction and public works waste management and the performance of a pre-demolition appraisal.

The Waste Framework Directive of November 19, 2008 was enacted into French law by the Order of December 17, 2010, which clarified certain definitions, introduced a hierarchy of waste processing methods and clarified the responsibilities of producers and holders of waste.

Decree no. 2011.828 of July 11, 2011 brings into effect several measures adopted pursuant to the Grenelle 2 Law to improve prevention and waste management. It also completes the enactment of the framework directive and clarifies certain application conditions of the European regulation on the cross-border transportation of waste. For installations authorized from July 1, 2012, the scope of the financial guarantee requirement was extended to encompass the majority of installations classified as waste transit, grouping, sorting or treatment installations. For existing installations as of July 1, 2012, financial guarantees must be progressively constituted from July 1, 2014, or July 1, 2019, depending on the relevant installations.

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

Energy Services Regulations

Our energy-related activities in Europe (primarily the supply of energy services involving thermal and independent energy) are subject to directives and regulations that seek to control environmental impact and risks. Directive 2001/80/EC of October 23, 2001 regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide, dust and volatile organic compounds. This directive will be superseded by Directive 2010/75/EU of November 24, 2010 (IED Directive) on industrial emissions by January 1, 2016 at the latest.

Following the repeal of Regulation (EC) no. 2037/2000, a new European regulation no. 1005/2009 of September 16, 2009 requires strict management of substances that destroy the ozone layer and, in particular, refrigerating fluids such as chlorofluorocarbon and hydro-chlorofluorocarbon that are used in cooling plants. Inter alia, it sets rules for the recovery and destruction of fluids and a timetable for the elimination of certain substances. As a result of the Kyoto Protocol, Regulation (EC) no. 842/2006 of May 17, 2006 requires stringent confinement and traceability measures for fluorinated greenhouse gases, whether HFC refrigerating liquids or SF6 electrical insulators. Two European regulations clarify leakage control measures for refrigeration equipment containing hydro-fluorocarbons (Regulation (EC) no. 1516/2007 of December 19, 2007) and fire protection systems (Regulation (EC) no. 1497/2007 of December 18, 2007) and installations and systems both containing fluorinated greenhouse gases.

Pursuant to European Directive 2003/87/EC of October 13, 2003 which establishes an allowance trading scheme for greenhouse gas emissions in the European Union, as amended by Directive 2009/29/EC of April 26, 2009, combustion installations with thermal output greater than 20 MW falling within the scope of the directive are recorded in the national plans for the allocation of allowances introduced in 2005 in all EU Member States. Since 2002, European Directive 97/23/EC of May 29, 1997 (DESP) sets design and manufacture requirements for pressure equipment and imposes an inspection of the compliance of this equipment and housing units. The enactment of these European directives is organized by each Member State.

In France, this primarily means compliance with the Law of July 19, 1976 on facilities classified for the protection of the environment, now included in the Environmental Code. Under this law, Dalkia must obtain operating authorizations, file returns and register information with the competent authorities and scrupulously comply with operating requirements. For large combustion installations (thermal output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission ceilings. These were later extended by the Order of July 25, 2010 which proposes, pursuant to European Directive 2010/75/EU of November 24, 2010, the systematic application of “Best Available Techniques” (BAT). A draft decree currently proposes to replace all these texts and enact the IED Directive. In addition, the national environmental commitment law of July 12, 2010 (Grenelle 2) will give added impetus to the development of energy efficiency and renewable energies. Numerous application texts are being closely monitored by the Group.

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

In relation to managing the risk of Legionnaires’ disease, the World Health Organization published guidelines in 2007 entitled “Legionella and the prevention of Legionellosis.” This was followed in 2011 by guidelines covering Water Safety in buildings. Meanwhile, the European Working Group for Legionella Infections (EWGLI), with the support and approval of the European Commission and based on the European Surveillance Scheme for Travel Associated Legionnaires’ Disease (EWGLINET), has published European guidelines for the control and prevention of travel-associated legionnaires’ disease (EWGLI 2005). In general, texts of varying reach are issued in Europe and around the world by public health authorities and associations for the protection of workers. Very often, these texts are presented in the form of preventive recommendations, which take into account the physical-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

In France, the Order of February 1, 2010 and its application circular on monitoring Legionnaires’ disease in domestic hot water production facilities defines the management rules for such facilities. This order supplements a number of texts already covering the management of the risk of bacteriological development, such as legionellosis, in domestic hot water networks. Cooling towers (classified as cooling installations based on the circulation of water in an airstream) must comply with the general requirements applicable to installations classified for the protection of the environment as subject to reporting requirements under heading n°2921.

In Spain, decree (real decreto) 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A range of descriptive procedures set the action and liability framework. A Spanish standard-setting association has issued guidelines on the subject (100030IN). In the United Kingdom, an Approved Code of Practice (ACOP L8) issued by the Health and Safety Executive is applicable in full and largely inspired similar procedures applicable in Flanders (Belgium), the Netherlands, Ireland and at EWGLI. Italy and Portugal have partially adopted the ASHRAE guidelines, focusing preventive measures on the protection of tourists. Similarly, regulations exist in Asia and the Pacific region and were inspired by texts in New Zealand and Australia.

In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have also issued recommendations. ASHRAE will publish Standard 188P (Prevention of Legionellosis Associated with Building Water Systems) in the near future.

Transportation Regulations

Veolia Transdev is subject to a number of national and European regulations that seek, among other things, to limit the pollution caused by road vehicles.

The objectives set by the European Union for reducing greenhouse gas emissions and fighting climate change have led to research programs to improve the environmental impact of heat engines and integrate hybrid and electrical technologies in the bus market. A series of European regulations, replaced by Regulation (EC) no. 595/2009 of June 18, 2009, have also been drafted setting EURO standards. These impose maximum atmospheric pollutant emission levels for heat engines. In the European Union, all new vehicle types must comply with “EURO VI” standards since December 31, 2012 and these new standards apply to all new vehicles produced after December 31, 2013. Regulation (EC) no. 595/2009 of June 18, 2009, as amended by Regulation (EC) no. 582/2011 of May 25, 2011, also introduces requirements concerning emissions by spare parts used only in motorized vehicles. It also introduces measures to improve access to information on vehicle repairs and promote the rapid production of compliant vehicles. These texts were supplemented by Regulation (EU) n° 64/2012 of January 23, 2012 which specifies in greater detail the technical modalities for vehicle manufacturers to make technical information available for independent operators. These regulations were adopted in addition to Directive 2009/33/EC of April 23, 2009, generally known as the “Clean Vehicles Directive,” which requires operators to take account of the energy and environmental impacts of road transport vehicles used in the management or operation of a passenger transport public service over their lifetime in their procurement procedure for such vehicles.

This directive was implemented in French law by Law no. 2011-12 of January 5, 2011, and this new system was also included in Order no. 2005-649 of June 6, 2005, as amended, on contracts entered into by certain public or private persons not governed by the Public Procurement Code (Code des marchés publics). Decree no. 2011-493 adopted on May 5, 2011 implements this system and clarifies the application conditions and the energy and environmental impacts to be taken into account, respectively, and also determines the methodology to be applied.

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

Since 2007, our Transport division (which is now part of Veolia Transdev) closely monitors the “Grenelle” environmental laws in France, through different professional federations (UTP, MEDEF). One of the objectives of the Grenelle 2 Law of July 12, 2010 is to improve coordination between transportation bodies and thereby facilitate the performance of the preparation work necessary for the development of transportation networks and the management of transportation services seeking greater inter-connection and inter-modality. With respect to sustainable mobility, this law offers municipalities the opportunity to include self-service bike rental systems in their transportation offering. The law defines the car-sharing concept and creates a label for which the conditions of grant and use were defined in Decree no. 2012-280 of February 28, 2012, as amended by Decree no. 2012-1196 of October 26, 2012. Inter alia, these texts set carbon dioxide emission ceilings for vehicles bearing the car-sharing label, applicable since November 1, 2012.

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

Finally, to favor the intermodal transfer of passengers, companies will be required to indicate on transport tickets the CO2 emissions of transportation services. The date of effect of this measure was set on October 1, 2013. In application of the Grenelle 2 Law, decree no. 2011-1336 of October 24, 2011 sets out a common calculation method applicable to all means of transport. This calculation method is based on values estimated directly by the operator, or fixed data defined in the Ministerial Order of April 10, 2012. In order to harmonize CO2 emission calculation methodologies, the French Transportation Energy-Environment Observatory (OEET) drafted methodology guidelines to CO2 reporting in the transportation sector, placed online in November 2012 by the Ministry for Ecology, Sustainable Development and Energy in conjunction with ADEME.

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

The majority of sites in France are subject to the regulations governing Installations Classified for the Protection of the Environment (ICPE) resulting from Articles L. 511-1 et seq. of the Environmental Code, although generally only the simplified reporting system. Decrees and ministerial and administrative orders clarify the rules applicable to repair workshops, gas filling stations and gas and petroleum product storage and distribution installations, where activities may present environmental impacts or risks.

French Reporting Requirements on Environmental Policy and Information:
Information Required by Articles L. 225-102-1 and R.225-105-1 of the French Commercial Code

As a specialist in environmental management services, we are naturally concerned about the environmental consequences of each of our businesses, both in France and worldwide. In this respect, we consistently endeavor to comply with applicable regulations, to meet the needs and demands of our customers and to optimize the techniques we implement. The environmental information presented below covers all of the activities that we control worldwide. Based on this scope, the environmental information below has been drawn from the environmental reporting tool that we developed in 2004 and covers the 2,300 entities that are 100% consolidated in our Group financial statements.

Compared to our reporting requirements under article 225 of the Grenelle II law (articles L. 225-102-1 and R.225-105-1 of the French Commercial Code) our reporting perimeter is broader and includes companies like Proactiva in South America, Berlin water (BWB) and Shenzhen in China. For the first time, it also covers design activities for water treatment facilities, like Veolia Water Systems, and some construction activities, like SADE France, but it excludes operational activities for the industrial water business. Moreover, certain subcontracted activities are covered, especially in waste processing and transport.

Veolia Transdev’s environmental information is reported (with the exception of Environmental Management System (EMS) activities) but this information is not aggregated with figures for the rest of the Group, in much the same way that Transdev’s financial information is not included in the Group’s aggregated balance sheet and income statement figures. Changes in consolidation scope due to acquisitions, divestitures and related changes in ownership, are accounted for here only when there is a full year of data. Our foreign subsidiaries in the above-mentioned businesses are covered in the information reported below and are covered by our Environmental Management System. Our group-wide objectives remain applicable to these foreign subsidiaries.

General Environmental Policy

Below we report on how we take into account environmental issues and, where appropriate, environmental assessment, certification, employee training, and information on the protection of the environment, as well as disclosing resources set aside for the prevention of environmental risks and pollution.

Since 2002, we have managed our environmental impacts using an Environmental Management System (EMS) and we have been reporting on the basis of this system since 2004. This system is largely based on ISO 14001 and is used by all Group divisions. It comprises four levels of responsibility: Group, division, business unit and site. At each relevant level, it enables environmental impacts and compliance with regulations and in-house company requirements to be assessed. Objectives are set and resources and actions plans implemented to attain them. The system also covers the prevention of accidental pollution and defines the resources to be mobilized in the event an accident nonetheless arises.

At the conclusion of the 2009-2011 Plan, the objectives for the 2012-2014 plan were set based on an analysis of the materiality of the environmental risks and to ensure that the Group environmental Plan for 2012-2014 would be consistent with the 2012-2014 Plan for Water and the 2012-2015 Plans for Environmental Services and Dalkia.

Employee training and information about environmental challenges represents an integral part of the resources managed by the EMS, which includes the preparation of environmental training plans. The roll-out of these plans can be supplemented by specific division commitments to training. For example Veolia Propreté should train 90% of division employees to understand environmental risk by 2015. The Campus Veolia Environnement network provides business units with access to an environmental training offering, prepared at the request of the Group business committees (see Item 6. “Directors, Senior Management and Employees – Employees – Employment, Mobility and Training Policies - Training,” below). This is supplemented by training sessions organized locally based on identified needs.

Furthermore, in order to inform Group employees on the major challenges facing society in line with international and political current affairs, the Sustainable Development department organizes Sustainable Development Surveillance meetings six times a year, with presentations by leading specialists in the areas covered.

The role of the Operational and Environmental Performance department includes the roll-out and management of the Environmental Management System. It encourages consistent objectives and actions among the divisions, as well as the sharing of information and best practices. It heads an Environmental Steering Committee comprised of environmental officers from the divisions, responsible for communicating information and coordinating action plans in the divisions. In addition, a Sustainable Development Committee, led by the Sustainable Development department and bringing together the VE departments and representatives of the divisions, studies the proposals and opinions of the various stakeholders and clarifies the implications for our businesses of the major sustainable development challenges.

Based on the analysis of the 2012 results, a presentation on our environmental performance will be made to Executive Committee members, in order to validate the strategic direction adopted for environmental performance and report on its roll-out. Since 2007, a special team of internal environmental auditors, integrated into the internal audit department in 2012 has been supervising the roll-out of the EMS. In addition, our risk department is responsible for coordinating, identifying and assessing Group risks, particularly environmental risks, and ensuring they are under control. It relies in particular on the work of the Group Risk Committee (see Item 6. “Directors, Senior Management and Employees – Committees created by Management - Risk Committee,” below). We have also implemented a warning procedure and a crisis management procedure, including for environmental issues. In particular, this encompasses on-call and alert systems in our divisions at the national and international levels, enabling any necessary measures to be taken on a timely basis and at an appropriate level.

No serious environmental events were discovered or reported to us during the course of this audit procedure for the year 2012.

Compliance of Company Businesses with Applicable Legislation and Regulations

Our Environmental Management System includes, among other things, an environmental audit program that allows us to monitor the regulatory compliance of sites, as well as compliance with contractual obligations and Group standards. We have defined a general framework to ensure the consistency of the audit systems developed by our divisions, each of which remains responsible for the definition and implementation of its own system. Roll-out is monitored during audits by the internal audit department, with a specific focus on the Group’s priority installations and sensitive activities.

Priority sites are drinking water production sites with a capacity of over 10,000 m3/day and urban wastewater treatment plants with a capacity of over 50,000 eH, waste landfill sites (excluding inert waste) in operation, waste incinerators, physical-chemical waste processing plants for hazardous waste, hazardous waste recycling plants, Dalkia combustion installations with a thermal output greater than 20 MW and certain Veolia Transdev transportation centers (sites with a fixed fuel installation of over 80,000 liters or managing or receiving over 120 vehicles at least once a year or with a compression station of over 200kW). These facilities have the greatest environmental impact within the Company. These activities were supplemented in 2009 by sensitive activities, which in the event of an accident, could potentially have an environmental impact (such as aero-refrigerants).

Environmental Evaluation or Certification

The roll-out of the Environmental Management System is intrinsically tied to the environmental appraisal, both external (ISO) and internal, of the Group’s activities. In 2011, at the division level, we committed to implementing our Environmental Management System within activities covering 93% of revenue by the end of 2014. In 2012, the system covered 91% of revenue of relevant activities in the Water, Environmental Services and Energy Services sectors and 71% of revenue in the Transportation sector (or 86.5% based on the targeted scope). The Group further strengthened its internal environmental management requirements in 2009. The level of roll-out is verified by the statutory auditors adopting a level of reasonable assurance.

This appraisal approach may be complemented locally by voluntary external certification, depending on the managerial stakes. Accordingly, in 2012 more than 55% of our Group revenue and more than 20,000 sites were certified ISO 14001 compliant.

Investment Incurred to Preserve the Environment From the Impact of our Businesses

Given the nature of our services, investment in the prevention of environmental risks and pollution accounts for the large majority of our expenditures and investments. Our industrial investments, described in Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Investing Activities – Industrial Investments,” include growth and compliance investments. We invested in employee training, certification programs and the implementation of the environmental management system. Our Research and Innovation budget was also renewed (see Note 19 to our Consolidated Financial Statements included in Item 18). We are implementing a selective investment policy while preserving industrial investments or investments required by contractual commitments.

Provisions and Guarantees for Environmental Risks

Our provisions and guarantees for environmental risks primarily consist of provisions for site closure and post-closure costs, which include provisions for site restoration, the dismantling of installations and environmental risks. These provisions totaled €591.3 million as of December 31, 2012.

Climate Change

Greenhouse Gas Emissions – Limiting Greenhouse Gas Emissions

We contribute to an overall reduction in greenhouse gas emissions by reducing the emissions of the installations we manage and by enabling third parties to reduce their emissions. Several levels of our organization are involved in the fight against climate change. Certain of our activities are subject to regulatory provisions encouraging a reduction in greenhouse gas emissions.

Dalkia’s combustion installations with a thermal output of greater than 20 MW are in particular governed by the provisions of European Directive 2003/87/EC of October 13, 2003 creating an allowance trading scheme for greenhouse gas emissions in the European Union, as amended by European Directive 2009/29/EC of April 26, 2009. Veolia Energie-Dalkia manages over 80,000 combustion installations in Europe, including nearly 250 installations concerned by emission allowances. However, allowances awarded to Dalkia represent slightly less than 1% of total European allowances. Through its special-purpose entity, VEETRA, the division actively manages its carbon emissions and the allowances granted. VEETRA purchases, sells and prices different types of greenhouse gas credits on behalf of the installations concerned. These initiatives have enabled it to be an early participant in the allowance trading market, in order to minimize the cost of carbon restrictions and in some cases finance new investments that help reduce greenhouse gas emissions.

Veolia Eau is also involved in Germany, following its takeover of the energy supply activities of certain public authority contracts (via BS Energy).

In Australia, the new Clean Energy Future regulation impacts the activities of both Veolia Propreté and Veolia Transdev. The Australian regulation includes a fuel tax amendment and the introduction of a tax on greenhouse gas emissions, including methane emissions at landfill sites. In the long-term, this tax will evolve into an allowance trading system similar to that in the European market.

Incentive measures are being introduced in the United States and China to help reduce greenhouse gas emissions. While our activities in these regions are not affected by these regulatory changes, we are closely monitoring the situation and will continue efforts to develop renewable and alternative energies.

At the international level, the Group seeks to generate emission credits, by participating in projects in partnership with other European or developing countries that help to reduce greenhouse gas emissions. Veolia Propreté has registered eleven projects since 2005 adopting Clean Development Mechanisms (CDM), which is one of the flexible mechanisms defined in the Kyoto protocol. Three of these projects are in Brazil, one is in Egypt, three in Mexico, one in Argentina, one in the Bahamas and two in Colombia. The experience gathered during these projects is now used for new projects under development. The majority of these projects are now in the operational phase and have generated GHG Emission Reduction Certificates. Faced with the diversification of trading systems and platforms, Veolia Propreté also became active in other regions. Accordingly, where the regulatory context is not favorable, other mechanisms are used to incite and finance environmental investments such as the sale of credits or a voluntary market. For example, a Voluntary Carbon Standard (VCS) project has been launched in China and two Greenhouse Gas Friendly Program projects in Australia. Veolia Energy has a Joint Implementation (JI) project currently in progress in Hungary. Veolia Eau studies opportunities to obtain carbon credits for wastewater and sludge treatment projects, and in particular projects integrating biogas recovery. Veolia Eau also has a JI project in Bulgaria in 2012 and several others are under review or in the course of development, primarily in Africa and Asia.

In addition to the regulatory framework, we have a robust environmental reporting system which encompasses the GHG emissions (scope 1 and 2) of all relevant businesses. The objective for Veolia Eau activities is to integrate scope 3 components into the greenhouse gas emissions report by 2014, thereby providing access to additional levers for reducing the Company’s environmental footprint. Methane production and emissions at landfill sites are measured using theoretical mathematical models. While the model used is recognized internationally, it can generate uncertainty, sometimes significant, as to the correct quantification of landfill site methane emissions. By improving its knowledge of waste and the physical, bacteriological and chemical phenomena involved, Veolia Propreté aims to improve the relevance of its reporting and reduce the uncertainty surrounding these diffuse emissions. Finally, this joint commitment of all Group businesses is applied daily in the operation of the installations.

Veolia Propreté continues to implement and optimize biogas collection systems at the landfill sites where we are allowed to control investments and at waste-to-energy recovery systems. The Company has set a methane capture objective for 2014 of 66% for all sites operated by Veolia Propreté.(7) The capture rate was 57% in 2012. With renewable energy at the heart of Veolia Énergie-Dalkia’s strategy, biomass and geothermal energy is increasingly used. Combined with cogeneration and energy efficiency services, these new energies contribute effectively to the fight against climate change. This objective is supplemented by the monitoring of greenhouse gas emissions per MWh produced. In 2012, we produced 0.251 Teq CO2 emitted/MWhth produced.

Three years ago, Veolia Eau launched an ambitious project entitled, “Water2Energy,” to promote a reduction in GHG emissions by encouraging self-sufficiency and the sale of renewable heat and electricity generated on-site at all its installations worldwide. This policy is monitored as part of the energy efficiency of activities (see Sustainable Use of Resources-Energy Consumption–Energy Efficiency and Use of Renewable Energies” below).

With total direct and indirect emissions of 45.2 million tons of CO2 (carbon dioxide)(8) equivalent in 2012, we are working actively to reduce our impact on the climate, by setting emission reduction objectives in line with operational levers. These emissions can be broken down as follows: 34.4 million tons of CO2 equivalent traceable to direct greenhouse gas (“GHG”) activity (of which 27.3 million are CO2 emissions and 7 million are CH4 emissions), and 10.4 million tons of CO2 equivalent traceable to indirect GHG activity.(9)

Moreover, for Veolia Transdev these emissions are 3.3 million tons of GHG (3.1 million direct and 0.2 million tons of indirect emissions). We reduced greenhouse gas (“GHG”) emissions by 21.5 million tons in 2012, through the daily management of sites that we operate and through the use of renewable and alternative energies (compared to baseline levels used by our Group). This figure can be broken down into reductions of 2.7 million tons of CO2 equivalent due to better energy use, 4.9 million tons of CO2 equivalent due to better use of raw materials, and 13.9 million tons of CO2 equivalent traceable to avoided emissions.

Adaptation to the Consequences of Climate Change

We manage our adaptation to climate change both as a constraint on the operations of our Company and at the different sites we operate. We take the opportunity to participate in the adaptation of our customers by rolling out new activities.

By increasing the share of renewable or alternative energies in the energy mix and improving material recovery and the energy efficiency of installations operated, we offer services enabling our customers to adapt to climate change by acting on the consumption of resources emitting greenhouse gases or by reducing emissions.

At the Group level, adaptation to climate change is integrated into the risk mapping process covering all Group short- and medium-term risks. Climate change risks are identified considering resources, regulatory and market changes, purchases and economic risk.

(7)  Excluding Proactiva.

(8)  Excluding Proactiva.

(9)  Indirect GHG emissions relating to purchases of heat are calculated historically using a Thermal energy emission factor corresponding to natural gas. The use of this emission factor will be revised in 2013 to better reflect the carbon diversity of national fuels.

Conclusions of assessments performed at the country/activity level and for the Group as a whole are presented to the Risk Committee, which implements the appropriate actions plans where necessary.

At the business unit level, adaptation to climate change is integrated into the analysis of environmental risks and challenges performed locally, integrating relevant regulatory changes, resource availability the identification of additional requirements/volumes and necessary process changes. These analyses are covered by the action plan steered at the entity level and form part of the Group’s environmental plan through the carbon and water footprints of entities and energy efficiency plans.

Pollution and Management of Household Waste

Our Group also focuses on the prevention, reduction and repair of air, water and ground emissions that have a serious impact on the environment; waste prevention, recycling and elimination measures; the reduction of noise pollution and other types of activity-specific pollution.

Air Emissions Other than Greenhouse Gas Emissions

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

We operate installations, and primarily incineration facilities, that emit mainly sulfur and nitrogen oxides (SOx and NOx), carbon monoxide (CO), halogenated derivatives (HCI, HF), heavy metals (Hg, Cd, TI, Pb, etc.) and dust. SOx emissions from waste incineration units (hazardous and non-hazardous waste) totaled 71.9 grams per ton of incinerated waste in 2012.

Over the last few years, Dalkia has assessed available technologies for reducing NOx emissions, such as using low emissions fuel oil, recycling fumes, air terracing, or combustion modeling. Dalkia’s emissions for 2012 equaled 42,000 tons of NOx and 51,000 tons of SOx, which were assessed for the first year on the basis of a consumption model.

Water Pollution

Through the roll-out of the Environmental Management System and over and above regulatory restrictions, water emissions, including prevention, reduction and repair measures, are managed locally for all activities. In addition to local measures, we are rolling out company-specific action plans to reduce the impact of Veolia Propreté facilities on water resources and increase the reuse of treated wastewater. These plans should immediately reduce emissions from our facilities. We hope to have action plans implemented in 80% of our Group companies by 2014.

In quality terms, purification yield reached 95% in 2012 for our biological treatment stations, that had a capacity greater than 50,000 population-equivalent and were operated at wastewater treatment efficiency of DB05. This yield was achieved on treated water volumes of around 6,670 million cubic meters, the approximate equivalent of the consumption of 71 million inhabitants.

Finally, pursuant to the framework Water directive, flow monitoring systems were put in place, particularly in France, to detect a number of micro pollutants considered dangerous to the environment and to assess the impact of wastewater treatment plant emissions on the ecological state of bodies of water. Our environmental analysis center has developed regulatory analysis techniques to offer customers a comprehensive range of monitoring services, including sampling and analysis. Veolia Eau has also developed biological tools measuring the impact of these emissions on target organisms. Where necessary, Veolia Eau proposes the implementation of additional treatment solutions to reduce or eliminate emissions of dangerous substances into the environment.

Ground Pollution

We are careful to correctly store and use the material employed in our activities, to avoid pollution caused by infiltration or accidental spillage, especially when it comes to fuel storage or storage of other noxious liquids. We are also active in ground restoration and maintenance of soil quality, through the restoration of contaminated soils and agricultural recycling of waste and wastewater treatment sludge. Our activity in the rehabilitation of polluted sites uses several processes, including thermal desorption, to process almost all the pollutants present in the soil at industrial sites.

Since 2003, we have integrated all activities relating to the treatment and recovery of sludge into a single entity, SEDE Environment. As a result, we have a precise, global and integrated overview of sludge management options, allowing us to optimize our agricultural recycling in particular.

We propose systems, such as our Actipol method, which our customers can use to monitor emissions into the wastewater network, which allows them to take action earlier to improve the quality of sludge produced. Veolia Eau has finalized certification guidelines defining requirements applicable to wastewater treatment systems for the production of quality sludge to be used in agriculture. Downstream, we promote the agricultural recycling of sludge through composting and use the services of an independent certifying body to audit our composting and agricultural recycling networks.

This recycling is conducted in conjunction with the agricultural recycling of the fermentable fraction of household waste. We produced 990 thousand tons of compost in 2012 and 48% of sludge produced was used as fertilizer in agricultural activities. We have initiated a quality enhancement program for organic material produced from organic waste and a program to assess its agricultural impact. This program is called the Quali- Agro program and is led by CRPE, our environmental and energy services research center, in coordination with INRA.

Noise and Olfactory Pollution

Noise pollution is taken into account in the local roll-out of activities, as is olfactory pollution and other pollution specific to each activity. The identification of “Significant Aspects and Impacts” during the roll-out of the EMS can help local management identify challenges specific to these types of pollution and take the appropriate measures. Local discussions were held on the operating hours of regulated installations and of collection activities. We have also developed new processing and storage techniques for odors, particularly in wastewater treatment plants and waste landfill sites. We also use new and more silent technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations and transport vehicles.

Waste

Our Environmental Services division is fully committed to developing material waste recycling and agricultural recycling, as well as the waste-to-energy sector. In addition, we are naturally attentive to the generation of waste by our own installations and those we operate. In 2012, our treatment procedures handled 54.4 million tons of waste, of which 10.1 million were incinerated and 22 million were accepted in storage sites. Of the stored waste, 14 million tons was used in the waste-to-energy processes available at our sites. We seek to reduce production by looking for possible recycling outlets and, where none exist, treat any waste produced. Accordingly, we set a material recovery target for all Veolia Propreté activities of 26% in 2014. This rate was 19.6% in 2012.

Veolia Propreté uses the most innovative technologies in its waste recycling activities, to widen the range of recyclable sources and increase the recovery rate, which is heavily dependent on the quality of sorting. The Group has therefore multiplied its efforts to improve its recycled raw material identification, separation and preparation processes. It has created new waste standards for household and industrial waste, obtaining a recovery rate of around 70% in its high-performance sorting centers.

Bottom ash is the non-combustible residue produced by incineration. Its recovery is subject to strict regulation. Depending on its composition and potentially after a period of maturation, it can be recycled as road construction material and may be used in France and the United Kingdom.

Wastewater treatment produces sludge, which is a concentrate of the organic and mineral material previously contained in the water. We have developed an analysis tool which measures health and environmental impacts, and identifies the most appropriate recycling outlet or treatment approach locally for the sludge. When sludge quality and the availability of recipient soil allow, agricultural recovery offers a possible outlet, as does methane production, incineration and storage with waste-to-energy recovery and wet air oxidation. In 2012, 1,136 thousand tons of sludge was evacuated and 28.8 thousand tons of compost produced, thereby reducing the quantity of raw materials consumed by recipient soil.

The majority of waste produced by Dalkia (soot and bottom ash) is due to the combustion of wood and coal at its installations. Improvements to combustion techniques seek to limit production. Waste is treated or recycled in accordance with local regulations.

Sustainable Use of Resources

The Group also focuses on the sustainable use of resources, including water consumption and supply taking account of local restrictions; raw material consumption and measures taken to improve utilization efficiency; energy consumption and measures taken to improve energy efficiency and recourse to renewable energies; soil use.

Consumption of Water Resources and Supply Taking Account of Local Restrictions

We preserve water resources by working to prevent wasteful usage in our own installations and in those of our customers. In this respect, water consumption is variable and must be reported separately for all of our activities. Action plans focus primarily on managing water sampling and controlling leaks in the cold water distribution networks of both raw and treated water and target a 5% reduction in leaks by 2014 (compared to a 2011 base level). We estimate that leaks accounted for losses of around 2,144 million cubic meters of water in 2012. Our industrial water consumption for the requirements of our own activities totaled 289.4 million cubic meters in 2012, most of which can be traced to our water division, as well as the use of several thousand cubic meters of water for cooling and cleaning of facilities in our other divisions. We are still refining a process for measuring water usage in a homogenous manner for all of our divisions

Climate change in certain regions of the world heightens stress on water resources. Global water stress maps are provided to managers of all our activities, enabling us to prioritize our water footprint challenges based on the local context and regional stress on water resources.

To help preserve water resources, Veolia Eau is committed to a 10% increase in the volume of water reused from collected and processed wastewater by 2014 compared with 2011, and offers a wide range of solutions from optimizing existing resources (resource monitoring, long-term management of abstraction, reasoned use of resources) and protecting resources (identification of chronic sources of damage to resources, prevention of accidental pollution, establishment and supervision of protected areas), to developing alternative resources (re-use of water, recharging groundwater, sea water desalination). These developments are conducted in close association with local authorities, regulatory bodies and the scientific community. In addition, Veolia Eau develops and proposes tools enabling customers and consumers to control their consumption (individual meters, awareness-raising measures, price incentives).

We are committed to implementing actions plans to reduce the water footprint of Veolia Propreté activities in 60% of sites by 2014 and 80% in 2015. These actions primarily include the prioritization of water consumed according to source (rainwater, surface water or ground water), for example by using the retention basins present at numerous installations for washing vehicles and ground areas. Actions also focus on the internal recycling of process water at incinerators, physical-chemical treatment centers and landfill sites (leachate). Recycled rainwater is also used to wash waste transport vehicles and installations.

Raw Material Consumption and Efficiency

Because of the types of activities that we manage, our main inputs in terms of raw materials are related to chemical processes used. We have integrated the optimization of raw material consumption and utilization efficiency at several levels of our organization. On an economic front, we adopted a cost reduction objective integrating raw material procurement gains across all activities, requiring a reduction in the consumption of certain raw materials. In addition, we seek to reduce our consumption of the processing reagents used to treat the raw materials. Processing reagents are indirect greenhouse gas emissions tied to the corporate value chain, corresponding to Scope 3 of the GHG Protocol. We achieve this reduction in conjunction with our greenhouse gas reduction objectives. Accordingly, Veolia Eau will include information relating to the consumption of reagents in the greenhouse gas emission reports covering its installations. We hope in this way to optimize the use of such substances and reduce related greenhouse gas emissions, without reducing water treatment efficiency.

Because we are firmly committed to the recovery chain, and particularly the recovery of materials, waste and by-products, we contribute to reducing third party consumption of raw materials by making recycled raw materials available to them. We set a material recovery objective of 26% for Veolia Propreté activities in 2014, to help push forward work already commenced, improve utilization efficiency for the waste we treat and increase the volume of recycled raw materials generated, thereby reducing the resource footprint of third parties.

Energy Consumption – Energy Efficiency and the Use of Renewable Energies

We contribute to reducing primary energy consumption, by reducing our own consumption, improving the energy efficiency of the installations we manage and producing energy from renewable sources.

Dalkia optimizes energy management at more than 123,500 energy installations worldwide, from urban heating networks to housing, commercial and industrial building boilers. Optimizing the energy efficiency of such thermal installations focuses on operating and maintenance quality and their modernization. Heating networks that offer optimized energy performances by concentrating production on a single site and involving co–generation (the simultaneous production of thermal energy and electricity) represent strong growth areas for Dalkia.

Progress in the field of renewable energy affects all of our businesses. We are not only developing biomass, geothermal and solar energy products and services, but we are also capturing energy from incineration plants and biogas from landfill sites.

We therefore set specific objectives for our different activities, to enable more detailed management of this challenge. Biomass fuel consumed by Dalkia activities must represent at least 8.5% of total fuel by 2014. In the longer term, the target share of renewable energies in the energy mix for activities in the European Union is 20% in 2020. Actual percentages in 2012 were 7.8% and 11%, respectively.

In a bid to reduce its energy consumption, Veolia Eau performs energy audits and has implemented an optimization program which seeks to encourage innovation, accelerate the perfection and adoption of clean water treatment technologies and offer customers sustainable solutions. An increasing number of wastewater treatment plants are excellent examples of energy efficiency, such as the Braunschweig plant (275,000 population equivalent) which produces more energy than it needs to operate. In addition, the replacement policy for electro-mechanical equipment constantly seeks to optimize energy consumption. The expected energy efficiency gain for wastewater treatment activities is at least 5% in 2014 (compared to 2011 levels). Energy efficiency in 2012 was 2 Wh/g DBO5 abated.

In a bid to reduce energy consumption, environmental services activities are committed to implementing new energy efficiency plans in 60% of sites by the end of 2014. At the same time, the development of waste-to-energy recovery at waste processing plants such as landfill sites and incinerators, enables the use of external energy sources for operations to be reduced and energy to be supplied to third parties. Accordingly, we undertook to increase our production of green energy from waste by 7.5%, while helping customers reduce their primary energy needs through recycling and the preparation of solid recovered fuels. Green energy produced from waste represented 4.1 million MWh in 2012.

Overall, 168.1 million MWh of thermal and electrical energy was consumed in 2012 to deliver our services in the water, environmental services and energy services sectors and 12.5 million MWh was consumed by activities in the Transportation business. We produced 14% of this thermal energy and electricity ourselves using renewable resources.

Use of Soils

Ecological Management

Our landfill sites and water treatment and production sites are the largest facilities in terms of real estate acreage used. However, these land areas are not areas entirely developed and the design and operation of these sites minimize our footprint by maximizing the percentage of soil available for the development of biodiversity. As part of our biodiversity policy we continue our work on the integrated management of land. Conditions governing the use of soils are included in site operating rules and are consistent with our ecosystem management policy.

Rehabilitation of Waste Landfilling Cells

The operation of a landfill site requires landfilling cells to be dug and prepared. When we are responsible for this task, we comply with all obligations regarding surface sealing and the recovery of excavated materials. Once used, the cells are covered as quickly as possible paying close attention to soil functionalities with regard to ecosystems, so as to encourage their development while favoring local ecosystems. They are monitored for environmental impacts before being returned to general use and this monitoring is continued after the redevelopment of the entire site to ensure the species planted repopulate the area during the post-operation phase. These stages are integrated into the site biodiversity action plans.

Protecting Catchment Areas

Protective perimeters are established around catchment areas for water intended for human consumption to preserve the resource. Within these perimeters, certain human activities, that could directly or indirectly affect the quality of the water, are forbidden or tightly controlled. When we operate wellfields, we implement voluntary biodiversity-friendly actions, such as differentiated management of public parks, inventories of animal and plant life, as we have implemented at the Crépieux-Charmy wellfield in Lyon. These good practices are also favored in France at sites we operate, in accordance with the internal ecological management guidelines of our own sites.

Protection of Biodiversity

Measures Taken to Preserve and Develop Biodiversity

Preserving Biological Balance, Natural Environments and Protected Animal and Plant Species

We integrated the protection of biodiversity into the first mission statement of our Sustainable Development Charter and in 2010 formulated a corporate policy on biodiversity. This policy is composed of four main cornerstones:

•

Control our impact on the environment;

•

Preserve biodiversity;

•

Conserve unique habitats; and

•

Anticipate future needs.

This policy will be rolled out across all our businesses to preserve ecosystems, restore and foster urban biodiversity, protect remarkable ecological areas near our sites and improve understanding of the dynamics of ecosystems, which we differentiate according to the nature of the site. We identify impacts on the ecosystem, in addition to regulatory, physical, chemical, and biological factors, using internal experts, who primarily focus on analyzing biological tools. Moreover, we work on innovative research programs in partnership with academe, civil society and other institutions to further our knowledge the interaction between our activities and the ecosystems. To improve the structure of our policies, we use a methodology enabling sites to carry out their own biodiversity appraisals and to implement action plans adapted to the local biological context. Our 2012-2014 environmental plan includes an effort to follow-up and monitoring of action plans implemented at local sites. In particular Veolia Propreté has set a goal to implement action plans at 75% of its sites with large biodiversity issues.

In several countries, our main activities are subject to environmental protection regulations; for example we operate facilities classed as Installations Classified for the Protection of the Environment (ICPE) in France and equivalent regulatory regimes in other countries. Therefore, all business development is conducted in tandem with the preparation of environmental impact studies comprising a highly detailed section on animal and plant life. The management of these impacts is, accordingly, a constant concern for the operation of our different businesses (waste processing, decontamination stations, combustion facilities, rolling stock depots, etc.).

Beyond the strict regulatory framework, the biodiversity policy is implemented at each of our sites as part of the roll-out of our Environmental Management System (EMS). In parallel, specific measures are performed and monitored: the sustainable management of maritime areas and green spaces by Veolia Eau in Braunschweig, Germany, and, the roll-out of diagnostic guidelines in a local partnership with the Malaysia Terengganu University at the Dungun site in Malaysia, and the preservation of ecosystems in the development of sites and their surrounding areas, such as at Graulhet and Saint-Cyr-des-Gats hazardous waste landfill sites in France. The Saint-Cyr-des-Gats hazardous waste landfill received the Noé Conservation label, while the Marchwood incinerator and the Coalmoor and Smalley Hill landfill sites in the United Kingdom were certified by the Wildlife Trusts in the United Kingdom.

In order to improve the awareness of all internal players and provide them with recognized tools, we introduced an atlas of sustainable development responsibilities and opportunities, integrating in particular areas of biodiversity interest identified by Conservation International, classified using the International Union for Conservation of Nature (IUCN) international classification, supplemented by an ecological management manual for sites operated in France and translated for operators outside France.

In 2008, we entered into a partnership with the French Committee of the IUCN. In 2012, for example, ecological management forms were produced and collective work on corporate biodiversity reporting was undertaken in this context.  IUCN France comprises 55 members, from government ministries, public institutions and NGOs, as well as a network of approximately 250 experts. At the international level, IUCN has been a United Nations observer since 1999.

In France, in line with international biodiversity challenges, Veolia Environnement joined the French National Biodiversity Strategy (“NBS”) launched on May 19, 2011, to enhance France’s commitments and integrate them in our activities, thereby demonstrating our commitment to NBS’s vision, ambition, objectives and governance principles. We will present our voluntary commitment dossier in 2013, demonstrating our commitments.

We have also participated in international studies, primarily through WBCSD, an Ecoystem Services Review (ESR), which carried out a Corporate Ecosystem Valuation, through a case study focusing on our Berlin site. This study was supplemented in 2012 by a biodiversity compatibility case study. The integration into our activities of the principles of the Convention on Biological Diversity (CBD) is highlighted in “Responding to the Biodiversity Challenge – Business contribution to the CBD,” on which a press release was published during the COP 10 convention in Nagoya. A follow-up presentation was made in 2012 to the COP 11 convention in Hyderabad, India. Finally, enhancing the value of our ecosystem services is the subject of case studies within the Group, as demonstrated by the research work of Veolia Recherche et Innovation. Improving our understanding of ecological balance and sharing this knowledge by increasing awareness and communicating on biodiversity, are supplemented by the activities of the Veolia Environnement Foundation.  For example, each year since 2010, the Foundation has financed the preparation of a Red List of threatened species in France, with the French Committee of the IUCN and the National Museum of Natural History.

Corporate Sustainable Development  and Corporate Social Responsibility Commitments

Regional, Economic and Social Impact of the Company’s Activities

On Employment and Regional Development

We contribute to the economic and social development of the regions where we operate, not only through the performance of delegated public services, but also through significant investment in the repair, maintenance and development of infrastructure.

Furthermore, through our management, Human Resource and Purchasing policies, we are a major contributor to employment and employability in the regions where we operate, and provide qualifications, equal opportunity and welfare protection for our employees and those of our partner companies and organizations, such as suppliers. Our current workforce comprises 318,376 employees, 217,522 of whom have followed at least one training course. We also welcomed 4,654 interns and 4,925 trainees under work-study contracts in 2012. Our activities represent a significant number of jobs and we have a duty of solidarity to the regions and populations that provide our income.

These jobs not only account for the majority of green jobs but they are also, by their very nature, impossible to relocate and to a significant extent are open to low-skilled individuals. In this way, Dalkia created over 1,000 local jobs in France and more than 3,000 worldwide thanks to the biomass sector in 2012. Our training policy bears witness to Veolia Environnement’s commitment to returning job seekers to the workforce and training them in our businesses, through our regional Campus network, working closely with local partners.

Our companies also develop initiatives aimed at favoring employability through:

•

prioritizing external recruitment under work-study contracts and, in particular, bringing young people into the workplace (vocational training contracts and apprenticeships);

•

partnerships between Veolia campus and Epide “second-chance” schools, a national network of local branches, introducing our businesses to young people most alienated from the workplace and defining an apprenticeship training program for those who desire;

•

recruiting employees with special needs or disabilities - Veolia Propreté signed the Charter for the professional integration of disabled persons and an agreement with AGEFIPH (a French government agency promoting the employment of disabled people);

•

support for social integration programs: welcoming individuals into Veolia contractual activities or activities performed in partnership with integration structures (recycling/re-use, sorting of office paper of small companies, etc.). Veolia Propreté has signed partnership agreements with the ENVIE and ELISE associations.

Professional integration is also supported by the Veolia Environnement Foundation, which has made job counseling and strengthening social cohesion one of its three priority areas. It supports, in particular, initiatives and structures that encourage the return to work of people outside mainstream society: building sites, associations and companies that foster the return to work through economic activity, training projects, social assistance, solidarity entrepreneurial activities and microloans, etc. The beneficiaries of these projects are primarily young people in great difficulty, individuals receiving minimum benefits and long-term unemployed and individuals receiving social assistance. Over 300 projects have received support to date. A study of Professional Integration patronage by the Foundation (2004-2009) showed that supported structures help 7,000 individuals each year.

In particular, the Veolia Foundation is a partner of ADIE, ARES group, the La Petite Reine association, the Sport dans la Ville association and Secours catholique. Furthermore, eager to promote equal opportunity, we lent our support this year to the Foundation for Equal Opportunity through a contribution to fund Excellence Boarding Schools. We also contribute to the development of social dialogue in the general interest and try to improving local working conditions in emerging countries, in particular, where we encourage the creation of consultative employees’ councils and propose benefit improvements such as healthcare coverage. Veolia Environnement also participates in regional development through various partnerships in the different regions where it operates.

On Neighboring and Local Populations

Through our contracts, our main contribution to society lies in the development and maintenance of sustainable access to the services we operate and particularly to the poorest among them, to ensure the material comfort and wellbeing of the population. Through contracts with local authorities, the Water division provides drinking water to 101 million people, and wastewater services to 71 million people, the Environmental Services division provides waste collection services to 54 million people and the Energy Services division supplies heating to 11 million people worldwide (including 5 million in France). In 2012, Proactiva provided 19 million of these individuals with access to drinking water and wastewater services and managed waste services for 22 million individuals. In the course of our activities in developing and emerging countries, we connected over 4.5 million people to drinking water networks, over 2 million people to wastewater services and nearly 2.5 million people to electricity networks. Through our work with social connection programs in Morocco and Latin America, we are contributing to the attainment of the Millennium Development Goals.

In developed countries, we are eager to give the poorest in society access to services. To this end, Veolia Eau launched a series of solidarity solutions called “Water for all.” Twenty-seven such initiatives have been launched to date in France, covering over 200 municipalities and nearly 5 million people. This program combines three types of assistance. First, it offers emergency solutions to maintain access to water service by offering different forms of financial assistance adapted to the individual situation such as payment schedules, debt write-off or water vouchers. Secondly, it offer assistance solutions to help manage budgets and water consumption over the long term. And finally it set up prevention solutions to alert people to unusual over-consumption. In 2012, the Water division worked out 156,681 payment schedules with customers and 20,140 water vouchers were used to pay bills. The Water division also participates in the FSL (the French Housing Solidarity Fund) system: 22,401 FSL requests were accepted in 2011, the last year for which data is available.

Outside France, the Water division implements several measures providing the poorest members of society with access to basic services, such as social connection programs, scaled pricing, flexible payment agreements, public assistance funds. Use of these different tools varies depending on the local context. The Veolia Foundation also participates in extending access to essential services through its international solidarity activities, such as development assistance or humanitarian assistance in emergency situations or after natural disasters. In 2012, the Foundation mobilized the expertise of our employees, who spent 870 days in the field.

Relations with Individuals and Organizations Interested in our Activities

Dialogue with Company Stakeholders

Group companies are in constant dialogue with all stakeholders. The management of essential services necessitates the support of consumers and the various stakeholders for the level of service and price demanded. Dialogue with all stakeholders is therefore a prerequisite to the efficiency and legitimacy of operations.

We created an Independent Visiting Committee (IVC) in 2006 at head office level, comprising ten people tasked with providing their opinion on our sustainable development policy and helping mold our strategic vision in this area. Once a year, our Executive Management presents its strategy, research and initiatives to the IVC. This Committee was unable to meet in 2012 and will be replaced in 2013 with a new committee currently being formed. In addition, we regularly exchange ideas with institutional stakeholders, such as associations, international organizations, universities, and labor unions. We also gather information through various think tanks (working groups, conferences, international events) and have formed partnerships with several of them.

At the local level, because the provision of public services implies an inherent partnership between public-private actors, we must maintain a constant dialogue with local authorities and administrations. Accordingly, the appropriate discussion bodies are clearly defined at the heart of contract governance within our Group and the frequency and format of interaction is contractually documented. The division of responsibilities between the organizing body and the service operator, particularly concerning ownership of infrastructure and end-user pricing, often needs to be explained to people and companies that are outside of that contractual relationship. Our divisions therefore develop local initiatives to foster dialogue on their activities with their clients, local communities, and inhabitants of the region. These include neighborhood meetings, meetings with elected representatives and local associations, as well as site visits and open-house days to inform the general public. This dialogue with local stakeholders therefore involves:

•

the implementation of a local management structure to respond to the information and service requests of all inhabitants, which respects their diversity and covers the entire area;

•

regularly informing local stakeholders concerned with and/or interested in access to services and changes therein;

•

client satisfaction surveys seeking to assess service progress and the benefits enjoyed by users and also to better understand expectations and the reasons for dissatisfaction; and

•

consideration of the informal sector, when applicable.

A good example of our interaction of the informal sector can be seen in our work in Cali, Colombia, through the roll-out of a “CET President” social inclusion program for rag-pickers. Following the launch of an action plan aimed at formalizing this activity, 100 rag-pickers created a recycling cooperative. The project was designed and implemented between 2002 and 2008 by Proactiva. The company assumed the entire financing of the project (including training and the creation of cooperatives) and mobilized other local players to provide health, food and education services. Following a consolidation phase in 2008-2012, the cooperatives now operate independently and we are preparing to out-source certain services to them.

Partnerships and Corporate Patronage Actions

We have formed various partnerships including both associations, to maximize the positive effects of our activities at the local level and corporate patronage operations led by the Veolia Foundation.

In France, we are a founding member of the National Union of PIMMS (UNPIMMS), the association owning the “PIMMS” brand and that federates and leads a network of local associations, in partnership with the French State, local authorities and local players where they operate. The Company is also a partner of social entrepreneurs such as the Voisin Malin association, which carries out awareness-raising and information programs teaching inhabitants about access to entitlements, public assistance and administrative support, help with reducing consumption, and assistance paying bills. Voisin Malin recruits and trains people living in difficult neighborhoods to discuss and explain the operation of public services to other inhabitants of these neighborhoods.

We continued our partnership policy in 2012, focusing on two initiatives: first, collaboration with institutional, national and international entities to enhance our technical expertise and know-how and, second, measures to support the socio-economic development of the regions where we operate. We received the Sustainia award for our involvement in the R20 group. This group brings together several major regions of the world with a common objective of fighting climate change. Two of our projects were recognized and presented during the Rio +20 international conference: a zero-carbon emissions automobile production plant in Morocco and an IT data processing center energy recovery project in France.

In addition, Veolia Environnement was confirmed as an active member of the World Urban Campaign led by the United Nations UN-Habitat program. The World Urban Forum in Naples in September 2012 focused on the theme “the urban future” and we presented our high-performing and sustainable solutions for urban services there. We also joined a group of international experts charged with preparing the Habitat III Conference scheduled for 2016, which will focus primarily on the place of these services in strategic urban planning. As a founding member of Partenariat Français pour la Ville et les Territoires (PFVT, in French Partnership for the City and Regions) which brings together all urban planning players in France, we also contribute our expertise to this platform for the export of urban knowhow by contributing our studies and publications. In addition to our local patronage and the work of our company foundation, we also entered into 102 partnership agreements in 2012, 79% of which supported sport, 14% socio-cultural activities and 7% events such as seminars or conferences organized by associations. We also play a major role in discussions on the future Greater Paris Metropolis, taking the initiative to create our own think tank to support the public debate through publications, the organization of conferences and reflection on the services of tomorrow.

Institut Veolia Environnement has an active dialogue with civil society and cooperates in particular with the academic world on various subjects. Since 2011, the role of Institut Veolia Environnement (IVE), a non-profit association, is to forecast emerging environmental issues. It seeks to contribute to long-term reflection on universal challenges and provide an independent platform for dialogue. Backed by a multi-disciplinary network of academic experts and development practitioners such as NGOs, it captures and develops reliable scientific knowledge and tried-and-tested expertise in the field, communicating it to all public and private players involved in sustainable development discussions. Finally the Veolia Environnement Foundation has formed numerous partnerships in the areas of international cooperation, the transition to work and social cohesion and the environment, as described above.

Outsourcing and Suppliers

The Purchasing Policy and Environmental and Social Challenges

Our social and environmental commitments are integrated into our purchasing process and supplier relationship management as part of our sustainable purchasing policy. This policy contributes to improving our economic performance, foreseeing risks and engaging responsible measures with suppliers that are innovative and create value.

Buyers are made aware of the environmental and social challenges accompanying our activities, to ensure their integration into the management of purchase categories. Accordingly, corporate social responsibility commitments are at the core of our purchasing standards, awareness-trainings are regularly carried out and dedicated training sessions implemented. A comprehensive program supplements existing sustainable purchasing training sessions, and includes a one-day training; an e-learning validation session was developed in conjunction with Campus Veolia Environnement and rolled-out in 2012. At the end of 2012, 27% of referenced buyers (excluding Veolia Transdev), who represent the majority of our buyers, had completed a training module in sustainable development challenges during the last three years.

Furthermore, regular awareness-raising measures communicate on the monitoring of this sustainable Purchasing policy and strengthen the commitment of buyers to include these Corporate Social Responsability (CSR) challenges in their day-to-day practices. In 2012, 43 awareness-raising actions were performed within the Group, through communications and internal activities, as well as externally with suppliers.

Depending on the purchase category, buyers can take account of certifications, identify eco-design opportunities and analyze life-cycle costs. They can also promote responsible behavior by contract users, for example by encouraging the optimization of consumption or by granting bonuses for the dematerialization of orders or reductions in the number of deliveries, etc.

Finally, Veolia Environnement has given commitments in this area to various key stakeholders and bodies: by contributing to the drafting of the Responsible purchasing standard published by AFNOR, by supporting various sector-based initiatives and by participating in committees of inter-company experts.

Integration of Social and Environmental Responsibilities in Relations with Suppliers and Sub-contractors

Buyers communicate our CSR convictions and commitments to suppliers and monitor the management of related risks throughout the process, from selection to monitoring the supplier relationship. Appraisal and audit procedures assess performance and enable necessary improvement measures to be launched with suppliers.

Buyers communicate Veolia Environnement sustainable development commitments to suppliers, primarily using various tailored media available at each stage of the Purchasing process:

•

the Veolia Environnement Suppliers Charter presents, inter alia, our sustainable development commitments and supplier expectations;

•

the Sustainable Development questionnaire enables an assessment of the consistency of suppliers’ commitments and practices with Group commitments;

•

as part of the referencing process, sustainable development requirements are progressively integrated into supplier contracts via a specific clause. A standard clause, available to all buyers on the Group Purchasing Intranet, encompassing environmental, ethical and social issues and integrating our health and safety and diversity commitments, can be adapted to reflect the specific challenges of each purchase category. At the end of 2012, 52% of current contracts in our contract database (excluding contracts managed by Veolia Transdev buyers) were reported by the buyers as including formal sustainable development requirements.

In addition, since 2010 the Purchasing function has developed a comprehensive CSR performance monitoring system for Group suppliers.

Thus in 2012, a CSR risk mapping by purchase category was drafted in conjunction with the Risk Department. Based on standard CSR criteria (social, ethical and environmental) and purchasing challenges specific to the Group (expenditure amount, impact on energy consumption, business strategy), this mapping can be used operationally in the management of supplier relationships. Buyers can identify suppliers of the most exposed purchase categories and launch the necessary risk management measures, such as a CSR appraisal of active or potential suppliers. Performance is initially analyzed through a documentation audit performed by an independent service provider covering twenty-two criteria focusing on environmental, social, ethical and supplier relationship issues.

Since the launch of these appraisals in 2010, a panel of four hundred suppliers, both transversal and Group business-specific, representing 27% of referenced suppliers in the Group contract database (including contracts managed by Veolia Transdev buyers) has been assessed with respect to CSR performance.

Focused improvement measures through action plans and on-site audits are launched based on the results of these CSR appraisals, in accordance with the risk management process and as part of constant improvements. Since 2011, audits performed by external service providers are organized along the four lines of these appraisals. Each audit gives rise to a corrective action plan drafted in agreement with the supplier.

Alongside this system, certain entities have for several years carried out on-site audits of strategic suppliers using methodologies reflecting their specific challenges. All Veolia Environnement divisions have determined their own definition of strategic supplier, based on their activities and taking account, for example, of expenditures or risks (economic, environmental, social, etc.).

Extent of Sub-Contracting

Industrial, technical and service sub-contracting accounts for approximately one-quarter of Group external expenditures.

Actions in Favor of Human Rights

For many years now, we have been committed to the respect for human rights not only in our activities but also in the regions where we operate.

These action principles are rooted in international reference texts and in particular:

•

the Global Compact:

We joined the United Nations Global Compact on June 12, 2003 after an official decision by our governance bodies and a declaration of membership signed by our Senior Executive Vice-President. Since then, a permanent correspondent in New York has been maintaining close a relationship with the Global Compact Board, which regularly meets with our representatives. By undertaking to support and promote the Global Compact principles in our sphere of influence, this membership has influenced all aspects of our social responsibility policy;

•

the Universal Declaration of Human Rights and Additional Protocols;

•

the fundamental principles of the International Labor Organization;

•

the United Nations Convention against corruption; and

•

the Guidelines for Multinational Enterprises laid down by the Organization for Economic Co-Operation and Development (OECD).

In addition, we have carried out projects in numerous developing countries that show that it is possible to reconcile service quality with accessibility and advocating respect for the human rights of the populations served.

We welcomed the official recognition in 2010 of access to clean water as a basic human right and we continue to work with public authorities to ensure this right is respected, though technically ambitious and socially innovative access programs, even though we are only a modest participant in this effort, given the scale of this challenge. We also continue to respond to invitations from institutions involved in the application of this right and contribute our recognized technical excellence to help push forward this cause, combined with dialogue with all stakeholders to help produce shared solutions. Alongside thousands of NGOs, local authorities and water players, we participated in the 6th World Water Forum in Marseille in 2012. On this occasion, commitments were presented on March 16, 2012 by the International Federation of Private Water Operators (AquaFed), of which we hold the Vice-Chairmanship. These commitments concern both good governance of water resources at the local and international level and contribute to implementing a right to water and wastewater services. Finally, employees are invited to take into consideration the impact of their actions and decisions.

Our “Ethics, Commitment and Responsibility” program was implemented in 2003 and exists in nine languages, targeting all employees. This corporate program seeks to guide the everyday behavior of our employees. Since 2010, our Executive Management has entrusted the implementation and control of our ethics policy to our Secretary General, Helman le Pas de Sécheval. Finally, these systems are completed by our Ethics Committee which plays an observation and warning role (See Item 6. “Directors, Senior Management and Employees — Committees Created by Management — Ethics Committee”).

Ethics, Commitment and Responsibility Program

In February 2003, we implemented the “Ethics, Commitment and Responsibility” program, which was updated in 2004, 2008 and 2011. This corporate program seeks to guide the everyday behavior of our employees. The “Ethics, Commitment and Responsibility” program reaffirms the fundamental principles shared by all our employees, such as strict compliance with the laws of the different countries where we operate, loyalty within the Company and to all stakeholders, social responsibility, risk control, quality information and effective corporate governance and a commitment to sustainable development.

In 2004 and 2005, we set up a program of awareness known as “Ethics and Business Life”, which was rolled out to 400 senior managers in France and abroad. The Ethics Committee attended all these seminars held to raise awareness of the “Ethics, Commitment and Responsibility” program, in order to gather the reactions and questions of the target audience. Since 2009, the country delegates have been the Ethics Committee’s correspondents on the program. Since 2010, general management has entrusted the implementation and control of our ethics policy to the Group Secretary General.

We continued these actions by developing and rolling out in 2008-2009 a training program on “compliance with antitrust laws”, in France and abroad, targeting more than 3,600 Group managers. This program consists of seminars, training handouts and e-learning. It was renewed in several countries by some divisions in 2010, 2011 and 2012. In addition, we published a "Guide to Compliance with Antitrust Law" in several languages (French, English, German, Spanish, Italian, Chinese and Japanese) and distributed it within the Group in December 2008.

In late 2009, we designed a training program on “Prevention of criminal law risk and awareness of the risk of corruption”. This program was rolled out within our Group in France in 2010 to more than 800 managers and is in the course of being rolled out internationally since 2011 (around 2,500 people to date). In 2010, we also published a “Guide to managing business criminal law risk” in several languages (French, English, German, Spanish, and Italian), which has been distributed within the Group to more than 5,000 people to date. These guides are available on our Company's intranet and website. In 2012, over 500 managers worldwide received training in strengthening fraud prevention and control. In 2011, an ethical action steering committee was established by our Group Secretary General, particularly in order to consider updating the program. In addition, at the end of 2011, internal communication on the whistleblowing system was reinforced, and an internal audit assignment was carried out on the operation of this system in the United States in order to make recommendations for reinforcement.

INSURANCE

Objectives

Under our insurance procurement policy, for all of our divisions, we aim to (i) subscribe common insurance policies to coherently transfer risk and design our policy coverage to maximize economies of scale, while taking into account the specific characteristics of our businesses as well as legal and contractual constraints; and (ii) access the insurance or reinsurance markets through use of appropriate deductibles and optimized thresholds.

Implementation of the Insurance Policy

Insurance Policy

Our insurance policy involves (i) defining global insurance coverage policy in light of our business needs, and particularly based on the needs of subsidiaries, (ii) selecting and entering into contracts with outside service providers, such as brokers, insurers, and loss adjusters, (iii) maintaining subsidiaries within our organization that are specialized in insurance or reinsurance services, and (iv) maintaining a network of dedicated insurance managers of each of our main subsidiaries.

Implementation

Our policy of covering risks through insurance is implemented in coordination with our global risk management process. Implementation takes into account the insurability of risks associated with our activities, the availability of insurance and reinsurance coverage on the market and the premiums proposed for each level of coverage, taking into account exclusions, limits, sub-limits and deductibles.

The main actions undertaken in this area in 2012 primarily concerned the ongoing roll-out of our programs, the organization of broker services for the placement and administration of our insurance programs, and the continuation of efforts to identify, prevent and protect against risks. In particular, we identify and quantify risk through a rating system corresponding to the “property damage and business interruption” risk profile of each of our most important facilities throughout the world.

Main Group Insurance Policies

Third-Party Liability

The general third-party liability and environmental damage program was renegotiated on July 1, 2011, for the whole world (excluding the US and Canada) for a period of three years. Initial coverage of up to €100 million per claim was subscribed (excluding the US and Canada). In the US and Canada, several contracts cover third-party liability and environmental damage for Group subsidiaries, up to a maximum of US$50 million per claim and per year.

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

Property Damage and Business Interruption

All of our divisions are covered by property damage insurance policies, insuring the installations they own as well as those they operate on behalf of customers. Our Group insurance program provides either “business interruption” coverage or “additional operating cost” coverage depending on each subsidiary’s ability to use internal or external solutions to ensure service continuity. These policies contain standard insurance market terms. Our Group damage insurance program was renewed on January 1, 2012.

The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes required, by insurers in the markets in which the risk is underwritten. Group insurance coverage carries a limit per event of €350 million per claim. Some of this coverage includes additional sub-limits per claim or per year. On January 1, 2012, we also took out a new Construction-Comprehensive Assembly and Test insurance policy covering all worksite operations throughout the world, covering all subsidiaries.

Self-Insurance and Retained Risks

For any insured claim or loss, we remain liable for the deductible amount set out in the policy. This amount may range from several thousand euros to more than one million euros. Our Group self-insurance system is entirely run through our reinsurance subsidiary, Veolia Environnement Services-Ré. This subsidiary limits the accumulation risk by retaining the following self-insured risks: (i) €1.5 million per loss for the coverage of the third-party liability risk, (ii) €2.5 million per loss for the coverage of property damage risks and resulting financial losses, in the Water division and Transportation business and (iii) €5 million per claim for the coverage of property damage risks and resulting financial losses in both the Energy Services and Environmental Services divisions. For both property damage and third-party liability, Veolia Environnement Services-Ré has set up reinsurance contracts to limit its exposure to frequency risk (“stop loss”-type contracts).

The insurance policy described above is constantly changing in response to the constant re-evaluation of our risks, market conditions and available insurance capacity. We ensure that the main accidental and operating risks brought to our attention are covered by the insurance markets, when insurance is available and when it is economically feasible to do so.

ORGANIZATIONAL STRUCTURE

Our Company is divided into three operating divisions corresponding to each of our three business segments, plus our Transportation business, and a number of centralized corporate departments that lead and coordinate the actions of teams present in each of the three operating divisions and Transportation business. We are currently preparing to divest the Transportation business (other than SNCM), which consists of our investment in Veolia-Transdev. We believe that this organizational structure encourages the coherent development of our Group by reinforcing our identity, maintaining solidarity and cohesion, favoring economies of scale and encouraging professionalism through the sharing of best practices.

See Item 4. “Information on the Company – History and Development of the Company” for a description of the history of the creation of our organizational structure. A list of our principal subsidiaries is provided in Note 42 to our Consolidated Financial Statements.

PROPERTY, PLANT AND EQUIPMENT

We use various assets and equipment for the conduct of our activities, over which we exercise extremely diverse rights. As of December 31, 2012 the total gross value of our non-current assets, excluding other intangible assets, was €26,297 million, for a net value of €14,209 million as of December 31, 2012, representing 32% of total consolidated assets. This compares to €30,971 million total gross 2011 value of our non-current assets, excluding other intangible assets, which had a net value of €18,563 million, as of December 31, 2011.

Under concession arrangements, we provide public interest services, such as the distribution of drinking water and heat, public transportation networks, household waste collection, to communities, in return for the payment of services rendered. We usually manage these collective services (also referred to as general interest services, general economic interest services and public services) pursuant to contracts entered into at the request of public entities that maintain the control of the assets used to perform such collective services. Concession arrangements are characterized by the transfer of operating rights for a fixed term, under the supervision of a public authority and are performed using special-purpose facilities that we build or that are placed at our disposal either free of charge or for consideration. Such facilities normally consist of pipelines, water treatment and purification plants, pumps and similar equipment in the Water division incineration plants in the Environmental Services division, and urban heating networks and heating and co-generation plants in the Energy Services division.

We are usually contractually bound to maintain and repair installation assets managed under public service contracts. When necessary, we accrue provisions in our financial statements related to repair and maintenance costs commitments, in the event of delays in the performance of work. The nature and extent of our rights and obligations under these different contracts vary by the type of public service rendered by the different Group businesses. Under outsourcing contracts with industrial clients, Build, Operate, Transfer (BOT) contracts, or incineration or cogeneration contracts, we may grant customers the right to use a group of assets in return for rent included in the total contract remuneration. Pursuant to IFRIC 4, we would thus become a lessor with respect to these customers. The corresponding assets are therefore recorded in the consolidated balance sheet as operating financial assets.

We are also the outright owner of certain industrial installations. In the Environmental Services we tend to own assets used for activities undertaken outside comprehensive contracts, such as landfill sites and special waste processing plants. In the Energy Services division, we tend to own co-generation plants and in the Transportation business, we very often own buses, boats and trains. These assets are classified in the consolidated balance sheet as property, plant and equipment. Our property, plant and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs.

We legally own relatively few real estate assets without any retrocession obligations. When possible, we do not own our office buildings. The assets purchased under finance leases fall into all three asset categories detailed above and represented a net amount of €443 million as of December 31, 2012. Environmental issues may also influence our use of property, plant and equipment, as detailed above.

RESEARCH AND DEVELOPMENT (R&D)

Our activities are at the crossroads of several major challenges facing the modern world: demographic explosion and urbanization, increasing rarity of resources, access to water, and climatic change. The solution to these challenges requires a global industrial and technological approach. This transversal approach lies at the heart of our Research and Innovation (R&I) strategy.

If we are forced to use only technologies that already exist, these challenges are insurmountable. We must therefore focus on the inventive capacity of our research teams in order to meet the environmental challenge, and propose innovative solutions offering high economic and environmental performance at an affordable cost.

Our R&I Department is focused on finding ways to (i) manage and preserve resources, (ii) limit our impact on the environment, (iii) improve quality of life and (iv) develop renewable energy sources. Fighting climate change also occupies a leading place in this framework. We conduct research in search of solutions to many related problems, such as: optimizing energy consumption at our installations, improving the desalination processes for the treatment of sea water, monitoring the quality of drinking water, preventing microbiological risks, recycling and recovery of waste, optimizing urban transportation, developing alternative energy sources, such as bioenergies, biomass, waste-to-energy, and alternative fuels, as well as implementing an intelligent management of cities and their different flows through information technology. In each of these areas, our know-how and technologies set us apart from the competition. Thanks to their complementary nature, these goals are also unique assets enabling us to innovate at the crossroads between our current businesses and development of our future environmental services. Strengthened by this knowledge, the implementation of research programs at test sites around the world enables us to bring creative solutions to specific local problems and contexts that may be adapted to other regions of the world. Innovation in environmental services offers an essential competitive edge when responding to calls for tenders, as well as clearly contributing to the development of a more virtuous economy.

The Organization of Research and Innovation Activities

The organization of R&I activities seeks to break down barriers between research units and pool expertise and resources across transversal subjects. Our innovation efforts are supported by a network of international experts renowned for their excellence. The scientific and technical teams of the divisions report directly to a single management structure made up of seven departments representing our main areas of expertise. By organizing our teams by area of expertise, the R&I Department seeks to develop scientific synergies. For example, water and waste biologists work together directly. We hope thereby to favor the emergence of ground-breaking solutions, to innovate at the intersections of our different businesses and facilitate the development of outside partnerships.

Interaction between our different activities is constantly increasing, e.g. water and waste, waste and energy, energy and water. This leads to the implementation of a more unified methodology and research team structure, as well as to improved information sharing, better pooling of expertise, and creation of transversal programs. Already, wastewater treatment plants have the ability to produce their own energy, given that treated water can be reused to power energy turbines and the waste can also be used to produce electricity. In addition, wastewater treatment plants can produce bioplastics.

Organized into five areas, the research programs reflect the major technological challenges facing the Group: waste collection, sorting and recovery; Drinking water and the large water cycle; Wastewater; Energy and buildings; and New Veolia offerings. These programs are carried out in a spirit of innovation, in close cooperation with the divisions. This synergy and openness strengthens our ability to respond to current and future challenges facing the Group. In addition, to give our experts sufficient time to concentrate on project completion, a programs department is responsible for defining lines of research, and the dynamic management of project portfolios in conjunction with the technical departments to ensure their industrialization. Each innovative solution must therefore lead to the creation of new services or the improvement of an existing service. We seek improvements such as increased efficiency, yield or reliability or decreased costs and environmental impacts. By increasing the technological component of our services, research activities help us differentiate ourselves from the competition and improve the line of services we can offer our customers.

Veolia Environnement Research and Innovation Resources

Our research activities are overseen by Veolia Environnement Recherche et Innovation (VERI). In 2012, these R&I activities involved nearly 900 experts worldwide, including 450 researchers and 450 on-site developers, with a total budget of approximately €103.9 million. VERI works on behalf of all Group Divisions, as their needs are similar, such as controlling health and environmental risks, the development of operational tools, energy optimization, material recovery and resource preservation. In this way, VERI helps ensure that our R&I activities are consistent with our strategy. We have four main research facilities in France located in Rueil-Malmaison, Maisons-Laffitte, Limay and Saint-Maurice. The teams at these sites operate in a network as a single research center.

An International Network of Research and Innovation Officers

In 2003, we set up an international network of R&I officers, to identify innovation needs in each region of the world and communicate with the research work. Certain research centers abroad have acquired specialized expertise and have partnered with centers in France. These research units have become showcases for our technological expertise. Locally, the Research & Innovation department provides our divisions with a competitive advantage, by adapting their offerings to the specific requirements of each market. Globally, it groups together initiatives identified around the world in a pool of knowledge, enabling constant improvements in our know-how and the identification of future business trends.

The management of water resources, the availability and quality of which can vary significantly, is a typical example of an area where innovation by the Research department allows technological solutions to be adapted to each local context. In Germany, the Berlin Research Center (KWB) is working on hybrid solutions that use the natural environment (lake embankments) and technology (ozonation) to produce drinking water or refine treated wastewater. In Milwaukee in the United States, the development of a Water Impact Index (WIIX) allows us to comprehensively assess the impact of city operations on water resources and define action plans aimed at minimizing environmental consequences. In China, the majority of surface water is heavily polluted by industrial waste. In 2010, the Research and Innovation Department joined forces with a leading Chinese university, the University of Tsinghua, to open a joint research center and work on the treatment of this industrial effluent. In 2012, we created a new research center focusing on a heating networks to strengthen our position in this sector: the Heat Tech Center in Warsaw will undertake new research projects focusing on smart heating networks and energy optimization.

Innovation is also improving existing solutions where this is preferable to replacing a legacy facility. In Central Europe for example, where most heating requirements are met by coal boilers, work by the Research department contributes to the replacement of an increasing percentage of this fossil fuel by biomass, improving the carbon footprint of operations. In Germany, where solid recovered fuels (SRF) are a booming market, researchers have developed a measurement tool enabling a more detailed assessment of waste deposits for the production of SRF.

The Research Department relies on its foreign units and has developed a network of over 200 international partners in order to stay abreast of developments in emerging markets and technologies. In this way, we can benefit from advances in, for example, genetic research or marine biology. In Sweden, we joined with AnoxKaldnes, which is now a subsidiary of the Group, to perfect a bio-polymer producing wastewater treatment plant, leading to the roll-out of a prototype at the Brussels wastewater treatment plant this year. In the United States, the Research Department is working with leading universities and Cleantech networks to develop and identify innovations of interest to our strategic development.

Innovation: A Tried-and-Tested Approach

The research teams seek to provide innovative practical solutions within their areas of expertise, to improve the competitiveness of our Group. R&I is carried out through a tried-and-tested approach that permits us to monitor technological risks and rapidly develop successful commercial applications that are both reliable and effective. There are four main steps in this innovation process. First we constantly monitoring emerging regulations and technology, as well as our competitors. This allows us to foresee future needs and launch targeted new research programs as quickly as possible. Next, we conduct laboratory or field tests to verify the feasibility of our initial research. We often use digital modeling at this stage to explore the areas where the new solution will be applicable. Computer models allow us to move more quickly and efficiently, in addition to saving costs and reducing the environmental impact of our studies. If our initial tests are successful, we move on to the prototype phase, where physical models may be built in the laboratory or on-site to evaluate and refine the technology used. During this phase, we can also develop advanced management tools to facilitate subsequent roll-out of the new processes or technologies. The final development phase we produce a pre-industrial unit which can be installed at an appropriate site and operated by operational personnel. At each step in the innovation process, the collaboration of various parties (research teams, university or private laboratories) is necessary and determines the successful outcome of the research project.

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

Main Research and Innovation Challenges Facing Veolia Environnement

The four main challenges at the core of our current Research and Innovation are: Managing and Preserving Natural Resources, Limiting Environmental Impacts, Improving Quality of Life Worldwide, and Developing Alternative Energy Sources.

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

Limiting Environmental Impacts

The improvement of treatment techniques for industrial effluents and hazardous waste makes it possible to limit the dispersion of pollutants in the environment and better respect biodiversity and public health. As a global reference in environmental services, we must set the example with regards to reducing the impact of our activities. Current efforts are therefore focused on reducing discharges from our facilities, decreasing noise and olfactory pollution and developing waste, water and energy flow management solutions, while minimizing pressure on the environment.

Improving Quality of Life Worldwide

The perfecting of wastewater depollution and waste management systems tailored to developing countries improves the environmental safety of non-Western cities and helps prevent epidemics from spreading on a worldwide scale. It also preserves the quality of water and thus the health of those who consume it. The integrated energy management of industrial and urban systems also helps reduce greenhouse gas emissions.

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

Progress in 2012

Drinking Water and the Large Water Cycle

Opalix

In 2012, we continued to work on the development the Opalix® process for the removal of dissolved organic carbon in water by using ion exchange. The removal of organic matter remains one of the key challenges in the production of drinking water. Since 2009 our Research & Innovation department has been testing a new process, called Opalix®, for removing organic matter from drinking water using ion exchange, at our Annet-sur-Marne platform. This innovative, patented process, which is in the course of industrial roll-out, enables the treatment of natural organic matter in drinking water using specific, proprietary ion exchange resins in a recirculated solution.

Inspect’o

We are developing our “Inspect’o” internal inspection product for metal pipes. We have developed a new pipe inspection service using an intrusive probe and non-destructive distant field eddy current technology to assess the state of repair of buried drinking water pipes, including cast iron and steel pipes. The innovation lies in the development of operational techniques which permit the probe to be introduced into the network via an airlock connected at a 45° angle to the pipes and then propelled up to 800m by the network flow. The results enable the thickness of uncorroded metal sections to be calculated and rehabilitation and renewal of the sections identified as critical. This “Inspect’o” service will be added to the solutions presented in the SETHA “Aquadiagsolutions” catalogue in 2013.

New Swimming Water Offering

In order to provide a comprehensive analytical tool for the detection of Escherichia coli and fecal enterococci in swimming water, the R&I department developed an enterococci cartridge adapted to the Endetec Tecta B16 platform and usable with an E. coli cartridge that is already available. In conjunction with the Ruppin Institute, we also developed E. coli and fecal enterococci polymerization methods with a viability indicator. A study at test sites benchmarking these solutions against products that are currently available on the market demonstrated the reliability and performance of our new solutions. This product will supplement Veolia Eau’s “Coliplage” swimming water product and will be included in Endetec’s product catalogue. Endetec is currently developing the manufacturing processes for this product and effective roll-out is scheduled for 2013.

Actiflo Turbomix Evolution

One of Veolia Water Solutions & Technologies’ flagship water purification products is the Actiflo®: a compact clarification process based on microsand ballasted lamellar settling. This product was launched in 1989 and has since been installed at more than 750 sites in 58 countries, including 200 sites in the USA. We subsequently launched an improved version of Actiflo®, called the Actiflo® Turbo, that is half the size of the original model.

Over the last three years, the R&I department, John Meunier and the Technical department have developed a new generation of Actiflo® Turbo. Extensive mathematical modeling has led to the redesign of the flocculation tank to allow better mixing. Called the Turbomix Evolution tank, we filed a patent to protect this technology in August 2012. This invention enables not only a 20% reduction in the mixing speed, but also the suppression of shearing vortex. Polymer doses can therefore be decreased and the mirror speed increased. This technology has been integrated into approximately ten John Meunier (JMI) Canada products. The first industrial unit is in the course of production at the Eléonore Mines plant.

Desalination

In March 2012, we launched a desalination research hub in Fujairah, in the United Arab Emirates. This center performs parallel tests on several inverted osmosis treatment approaches. The main objectives of the program include optimizing the operation of the Fujairah 2 desalination plant, improving the design of future inverted osmosis desalination plants, and developing solutions to reduce disruption caused by the presence of seaweed. This high-tech hub will be key to future desalination research and has already provided the Veolia Eau technical department with pertinent results in several areas.

Urban And Industrial Wastewater

Energido

We have developed our first three commercial applications of our innovative wastewater energy recovery program. Veolia Eau won three tender offers incorporating the wastewater heat recovery technology developed by the Veolia Research & Innovation department, called Energido. This innovative solution, supported by ADEME, was selected by the Roquebrune-Cap-Martin and Toulouse public authorities. The Roquebrune-Cap-Martin project will be delivered in the summer of 2013 and will generate 800 kW of power, while the Toulouse project will generate 240 kw of power. Veolia Eau South-West also adapted Energido technology to heat the composting platform at the Ginestous-Garonne wastewater treatment plant. This equipment will generate 250 kW of power, yielding savings of 650,000 kWh/year at the site. This energy recovery solution allows sites to optimize their energy performance and reduce their carbon footprint.

Exelys

EXELYS ™ represents a major step forward in the thermal hydrolysis of sewage sludge This process was developed by Veolia’s research teams in conjunction with Veolia Eau and its subsidiary, Krüger A/S. The continuous operating mode and low energy consumption of this technology makes it unique in the market and a key part of attaining the objective of an energy-neutral plant. The first two uses of this technology in France are in Versailles and Lille.

ANITA™Mox

The energy required for aeration in the principal biological process increases proportionally with the nitrogen oxide load. This factor has a significant impact on the performance of the treatment facility. We are currently developing more cost-effective and environmentally-friendly solutions to the elimination of nitrogen oxide. Veolia Eau and Anoxkaldnes are collaborating in a project to optimize the performance of the ANITA ™ Mox flow treatment process. The first semi-industrial test of the ANITA ™ Mox process was undertaken at Saint-Thibault.

This process offers a sustainable and profitable solution, adapted to all advanced sludge treatment facilities. ANITA™ will contribute to the objective of an energy-neutral wastewater treatment plant, while meeting increasingly stringent regulations on nitrogen levels in treated water. The technology is currently in used at the Malmo and Vaxjo wastewater treatment plants in Sweden and the Holbæk wastewater treatment plant in Denmark.

US$4.8 Million From US Department of Energy

The US Department of Energy awarded us a US$4.8 million grant to develop a hybrid membrane process which could reduce the environmental footprint of industrial wastewater management. RTI International and Duke University, in partnership with Veolia Eau Solutions & Technologies and our Research department, are currently collaborating on this industrial wastewater treatment project.

Industrial water use is generally synonymous with the consumption of large quantities of water and energy, little reuse or recycling of water and the production of activated sludge, containing volatile organic compounds. However, the atmospheric emission of these “pollutants” can be controlled and the compounds can become a source of energy, if the heat emitted is captured and used. The aim of this project is to develop and assess an approach obtaining a reduction in the environmental footprint of industrial wastewater management, focusing on anaerobic treatment for the conversion of carbon in wastewater and direct osmosis and/or membrane distillation for end-treatment to enable the reuse of treated water.

Energy and Buildings

Smart Grid! Reflexe

Our Reflexe demonstration project in Nice is entering its operating phase. This 3.5 year project was launched in 2011 and selected by ADEME for inclusion in the “Investing in the Future Program.” The Reflexe project seeks to explore the environmental and economic benefits of a smart grid and allows us to gain experience as a load shedding aggregator. Led by the Veolia Research & Innovation department, this project includes four partners: Alstom Grid, Sagemcom, Supelec Engineering School and CEA-Ines. The project entered the demonstration operating phase in March 2012. The scope encompasses a varied panel of around twenty consumers at service-sector and industrial sites, such as data centers, hotels, airports, universities, museums, pharmaceutical laboratories, drinking water networks, and sorting centers.

Effective Building Quality

Our “Carpet Plot” tool developed by the Veolia Research & Innovation department was rolled-out by Dalkia in 2012 and is now available in the Dalkia monitoring system. Using this tool we can rapidly verify the temperature setting of facilities and thereby the identify dysfunctions and sub-optimal settings.

Heating Networks: Pipe Inspection Robot

Veolia research scientists developed a pipe inspection robot providing images of difficult-to-access buried pipes. These images can be used to identify leaks and improve preventive management. Dalkia used this robot in Warsaw to detect leaks in the largest heating network in Europe.

Improving the Performance of Biomass Procedures

In order to improve the performance and control the environmental and health impact of biomass procedures, the Veolia R&I department has accepted several technological challenges encompassing the management of boilers, the diversification of usable types of biomass, reducing gas emissions and residues and mastering alternative conversion processes.

Environmental Services

METHA-Data

We have launched our METHA-Data application which consolidates information on the composition and biochemical methane potential of all organic substrates. This French-English bilingual tool provides online access via the R&I intranet to the characteristics, composition and biochemical methane potential (BMP) of all types of organic substrate, whether of urban, industrial or agricultural origin. It capitalizes on data collected during trials performed both externally and within the various Veolia Group entities concerned as well as the most relevant data in scientific literature. Information sheets are also available in the tool for certain key substrates, summarizing all essential information and figures, such as characteristics, deposits, composition, anaerobic digestion capacity, and feedback.

Flash BMP - Rapid Tool for Measuring Biochemical Methane Potential (BMP)

As part of research into the characteristics of waste mixes for use in anaerobic digestion, our R&I department in conjunction with Ondalys, a specialist in chemometrics, developed a BMP forecast model, FlashBMP®, for dried, ground matrices for a wide range of waste. This model measures BMP in only a few minutes, after around 2-days preparation, compared to at least 30 days for laboratory tests.

Each partner contributed 50% of samples to the database for the set-up of the model. Our R&I department developed the model using Thermo-Fisher near infrared spectrometry (NIRS) equipment, while Ondalys did the same using Büchi equipment. The FlashBMP model is available for use within Veolia Group and is now commercialized by Ondalys for external customers.

New Veolia Offerings

Electric Car-Sharing Services

In La Rochelle, in Western France, we are developing a rapid charge station for electric car-sharing services, which should reduce costs and improve vehicle availability. The Veolia Research & Innovation department is a participant in the “Electric Vehicle Ecosystems” project. This project for the optimized management of electric vehicle charge stations is partly financed by ADEME, as part of the vehicles of the future section of the “Investing in the Future Program.” It seeks to reduce the overall cost of electric car-sharing services, while improving flexibility and vehicle availability. The aim is a comprehensive management offering for rapid charge stations connected to the local energy grid.

Electric Mobility Solutions

A prototype rapid charge station with storage capacity was installed at our Limay research site, where electric vehicles will be made available to employees. This station was developed to connect to the building’s electricity grid and will enable the development of electro-mobility services. This new product was designed and installed in partnership with Evtronic and can charge an electric vehicle in less than 30 minutes, without disrupting the electricity grid. Furthermore, the battery capacity can be configured to connect to any network with a contract power of less than 36kVA (Blue tariff). In addition, the station can be controlled remotely.

City of Tomorrow: Environmental Performance Appraisal Tools for Urban Development Projects

Veolia research scientists developed and delivered to Veolia Environnement Conseil Aménagement (VECA), a tool for the 2EI consulting firm enabling it to enrich its project management services and provide a more scientific profile of resources consumed and emission generated, particularly with respect to greenhouse gases.

This application, which is currently operational, provides engineers with a user-friendly and secure tool, enabling the management of several urban development projects and the comparison of several variables all while integrating the calculation of uncertainties. As a consulting firm, 2EI advises and assists local authorities and developers with the preparation of urban development programs, while optimizing technical costs.

City of Tomorrow: “ForCity” Urban Modeling

Urban modeling is used as a decision-making tool at the heart of territorial concerns. Our Research & Innovation department, in partnership with an SME, developed an urban modeling platform combined with a 3D representation of “ForCity” that will enable scenarios to be proposed for urban flows, like water, energy, and waste, aimed at optimizing services and related infrastructure to meet economic, environmental and quality of life objectives. An initial demonstration will be financed in 2013 under the Ecocité program (CDC) and will seek to model the Gerland district in Lyon.

City of Tomorrow: “Novéa®,” Lyon a Sustainable City

This is an innovative system to assist Greater Lyon with its sustainable city approach. "NOVEA®,” Lyon a sustainable city, is a concrete, innovative and experimental system at the service of the region. The Novéa approach drives projects that support the economic development of the greater Lyon metropolitan area. This includes support for start-ups, sustainable real estate projects in the downtown area, systematic urban planning, development of clean technologies, projects favoring social integration and training, and new services for citizens.

PATENTS AND LICENSES

See above Item 4. “Information on Our Company — Intellectual Property” above.

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

In the discussion that follows, our results of operations for 2011 and 2010 have been re-presented compared to previously published figures to reflect the reclassification of certain activities as discontinued operations (or the reclassification as continuing operations of activities previously classified as discontinued). See “—Events in 2012 Impacting Results of Operations and Financial Condition—Discontinued Operations” below.

OVERVIEW

Transformation Plan

Our results of operations and financial condition in 2012 reflect the implementation of our transformation plan, which was announced on December 6, 2011. This plan includes reorganizing our business portfolio, implementing cost reduction measures and reducing net financial debt.

Reduction in Debt

As a result of our implementation of the plan in 2012, we significantly reduced our net financial debt. Our total borrowings declined by more than €4 billion in 2012. Our net financial debt (a non-GAAP financial measure that we discuss below) was reduced by approximately €3.5 billion, and stood at €11.3 billion as of December 31, 2012.

The reduction in our indebtedness was primarily the result of divestitures. We realized proceeds of approximately €3.7 billion from asset divestitures in 2012. The most significant were our disposal of the regulated water activities in the United Kingdom and of the solid waste business in the United States, in each case for an enterprise value of approximately €1.5 billion.

Our net financial debt also declined as a result of our loss of joint control over the company that operates the Berlin water contract, following the sale by RWE, one of the other shareholders, of its interest in that company to the Land of Berlin. As a result, we changed from proportional consolidation to equity method accounting. This resulted in a reduction of €1.4 billion in our net financial debt.

Overall, our divestitures and the change in accounting method relating to the Berlin operating company decreased our net financial debt by €5.1 billion.

Withdrawal from Transportation Business

One element of our transformation plan is our planned withdrawal from our Transportation business, which is currently operated through Veolia Transdev, a company in which we hold a 50% interest, and in which the Caisse de Dépots de Consignations (CDC) holds the remaining 50% interest. In 2012, as part of our withdrawal from the Transportation business, we agreed to negotiate to purchase Veolia Transdev’s 66% interest in SNCM for one euro. We also signed an agreement with the CDC to negotiate a definitive agreement providing for the following:

•

a €800 million capital increase through the capitalization of shareholder loans, which will result in the CDC increasing its interest to 60% and taking exclusive control of Veolia Transdev (we would retain a 40% interest),

•

asset disposals by Veolia Transdev in order to repay the remaining shareholder loans held by us, and

•

the good faith negotiation of a reduction in our stake in Veolia Transdev to 20% within two years following the capital increase referred to above.

Cost Savings

We implemented our new Convergence Plan in 2012, which is described in Item 4. “Information on the Company – Our Overall Strategy.” Our net savings in 2012 from the Convergence Plan are estimated at €60 million, consisting of approximately €142 million of gross savings, offset by approximately €82 million of implementation costs. Added to the savings from our existing Efficiency Plan, we estimate that our cost reduction initiatives produced approximately €251 million in net savings in 2012.

Results of Operations and Cash Flow

We recorded a number of commercial successes in a variety of geographical regions, and our revenues increased in 2012. Our adjusted operating cash flow declined for the year, reflecting primarily a deterioration in the economic environment in Europe generally and in particular a decline in European industrial production beginning in the second quarter of 2012. Operating income increased in 2012, primarily as a result of substantially lower goodwill and asset impairment charges.

Our consolidated revenue for the year ended December 31, 2012 was €29,438.5 million, compared to €28,576.5 million in 2011, representing an increase of 3.0% (1.5% at constant consolidation scope and exchange rates). Divestitures and acquisitions accounted for a 0.3% decrease of revenues, while foreign exchange rate variations increased revenues by 1.8%.

The increase in revenues was mainly due to the following factors:

•

favorable price indexation in France and price increases and contract extensions in Central and Eastern Europe in operations, and the growth of Technologies and Networks industrial activities, in the Water division; and

•

an increase in energy prices combined with more favorable weather conditions than in 2011 in the Energy Services division.

These positive effects were partially offset by

•

a challenging macro-economic environment for the Environmental Services division, with a decline in recycled raw material prices from the second quarter and a fall in industrial production indices in Europe and the United States; and

•

contractual erosion in the Water division in France.

Adjusted operating cash flow (a performance measure that we describe below), declined from €2,852.6 million in 2011 to €2,722.8 million in 2012, representing a decrease of 4.6% (6.2% at constant exchange rates). The decline in adjusted operating cash flow resulted primarily from contractual erosion in the Water division in France, the impact of difficult economic conditions in the Environmental Services division, and €81.5 million of charges for the write-down of receivables and accrued expenses in the Energy Services division in Italy, which are described below. Excluding these Italian charges, adjusted operating cash flow would have declined 1.7% (-3.3% at constant exchange rates).

Our operating income increased by €265.9 million, from €829.1 million in 2011 to €1,095.0 million in 2012, representing an increase of 32.1%, or 30.5% at constant exchange rates. This was primarily the result of a significant decrease in goodwill and asset impairment charges. Adjusted operating income (a non-GAAP financial measure that we describe below, and which excludes most of the impairment charges) fell by 23.4% (24.5% at constant exchange rates), from €1,557.8 million in 2011 to €1,193.7 million in 2012.

We recorded net income attributable to owners of the Company of €393.8 million for the year ended December 31, 2012, compared to a net loss of €489.8 million in 2011, reflecting our increase in operating income, as well as net income from discontinued operations of €386.1 million in 2012, compared to €121.0 million in 2011 (the increase reflected mainly capital gains from our divestitures). Adjusted net income attributable to owners of the Company (a non-GAAP measure described below, which excludes most impairment charges as well as income from discontinued operations) amounted to €59.5 million in 2012, compared to €194.7 million in 2011.

In 2012, we generated net cash from operating activities of €2,852 million, compared to €2,944 million in 2011, reflecting primarily the decrease in adjusted operating cash flow described above, partially offset by a decrease in working capital requirements. In contrast, we generated €3,673 million of free cash flow (a non-GAAP measure described under “—Liquidity and Capital Resources – Free Cash Flow”) in 2012, compared to €438 million in 2011, reflecting primarily the impact of our divestitures.

Change in Accounting Method for Joint Ventures

Beginning as of January 1, 2013, our interests in joint ventures entities will no longer be accounted for through the proportional consolidation method, which will be eliminated under IFRS for joint ventures. Instead, joint ventures will be accounted for by the equity method. The most significant entities that will be affected by this change are Dalkia International, the Proactiva group and two Chinese joint ventures (Veolia Transdev will also be affected, but its results are already accounted for as discontinued operations). In 2012, we recorded revenues of €6.3 billion and operating income of €393.6 million from the entities affected by this change. See “—Accounting Policies and Presentation – New Accounting Pronouncements” for further details.

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

Segment Reporting: Adjusted Operating Cash Flow

In accordance with IFRS 8, we report financial information on our segments. Historically, we have reported on four segments: Water, Environmental Services, Energy Services and Transportation. Since our decision, announced on December 6, 2011, to disengage from the Transportation sector, we report on three segments: Water, Environmental Services, and Energy Services. Our segment reporting information is presented in Note 40 to our Consolidated Financial Statements included in this annual report on Form 20-F.

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

Adjusted operating cash flow is only one of the indicators we use to measure our performance. We also use operating income and adjusted operating income (a non-GAAP financial measure that we define below), both of which take into account a number of non-cash charges. These charges are important, as we would not be able to realize cash flows from our contracts without incurring the expenditures that generate the non-cash charges. For example, depreciation charges for assets used in connection with our long-term contracts represent part of the cost of generating revenue and cash flow from those contracts.

Adjusted operating cash flow is reconciled to operating income for the years ended December 31, 2012, 2011, and 2010 under “—Results of Operations—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011” and “—Results of Operations—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010.”

Non-GAAP Measures

We use a number of non-GAAP financial measures to manage our business and to supplement the financial information presented in accordance with IFRS. Non-GAAP financial measures are defined as numerical measures of performance, position or cash flows that (i) exclude amounts that would ordinarily be included in the most directly comparable IFRS measure or (ii) include amounts that would ordinarily be excluded from the most directly comparable IFRS measure. We discuss below the non-GAAP financial measures that we use in multiple places in this Item 5, the reasons why we believe they provide useful information and the location in this section where they are reconciled to the most comparable IFRS measures. We provide similar information for other non-GAAP measures, which we use only once, in the sections where those terms are used. You should not place undue reliance on non-GAAP financial measures or regard them as a substitute for the most comparable IFRS measures. Furthermore, these non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, and are not meant to be predictive of future trends in results of operations, financial condition or cash flow.

The non-GAAP financial measures that we use in multiple places in this section include the following:

“Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items.

Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units, and restructuring costs (costs resulting from the adoption of a detailed restructuring plan such as a redundancy plan). For this purpose, we generally consider a disposal to have the potential to change the economics of one or more cash-generating units if the total consideration exceeds approximately €100 million based on enterprise value and before deducting non-controlling interests or adjusting for proportional consolidation. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

We believe that adjusted operating income and adjusted net income attributable to owners of the Company are useful measurement tools because they show the results of our operations excluding the impact of:

•

goodwill impairment charges, which we record when we determine that the value of a cash-generating unit with goodwill is less than its carrying value (as discussed under “—Critical Accounting Policies—Asset Impairment”), and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash-generating unit, rather than results of operations in the period in question, and

•

“special” items, which relate to events or charges that we do not consider to be part of the normal income-generating potential of the business.

We also use adjusted operating income as a tool to manage our business, for purposes of evaluating our performance and for allocating resources internally.

Adjusted operating income and Adjusted net income attributable to owners of the Company are reconciled to operating income and net income attributable to owners of the Company, in each case for the years ended December 31, 2012, 2011, and 2010 in “—Results of Operations—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011” and “—Results of Operations—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010.”

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

Group management prepares cash flow forecasts based on the most recent long-term plan, prepared in June of each year and approved by the Board of Directors in November of each year (the most recent plan was approved by the Board of Directors in November 2012). This plan covers the year in progress and the next six years. This period is representative of the average duration of our long-term contract portfolio and our short-term activities. The preparation of the plan requires management to exercise considerable judgment about matters that are necessarily subject to uncertainty when the plan is prepared.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given our activities, a cash-generating unit is below the operating segment level in the organizational structure and generally represents a country in each division. Future cash flows are taken for the first six years from the long term plan. The terminal value is calculated based on discounted forecast flows for the last year (2018), and an assumed perpetual growth rate described below.

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

•

Cash flow projections in the long-term plan are determined for each CGU, based on contracts and activities and in line with past data and expected changes over the period covered by the long-term plan. Pursuant to the provisions of IAS 36, investments included in estimates of future cash flows are those investments that would enable the assets to be maintained in their current condition and give rise to level of economic benefits expected. However, estimates of future cash flows do not take account of restructuring plans to which we are not committed.

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2018 may not be considered a standard year. Therefore, the long-term plan was extended to 2025 for the “Water–China” cash-generating unit, in order to identify standard flows for the calculation of the terminal value.

The estimated recoverable value of our CGUs is sensitive to changes in the assumptions that we use. We have performed sensitivity analyses in respect of the principal assumptions, and have described the results of these analyses in Note 4 to our Consolidated Financial Statements included in this annual report on Form 20-F. As described in Note 4 to our Consolidated Financial Statements, the changes in operating cash flows taken into account for the purpose of these sensitivity tests include operating cash flows before changes in working capital, less investments, plus changes in working capital. We performed a sensitivity analysis relating to the discount rate and perpetual growth rate for CGUs with a net carrying amount of goodwill in excess of €100 million. We have also performed a sensitivity analysis relating to the cash flow analysis over the period of the long-term plan for Water-France, Environmental Services Germany and Environmental Services Poland CGUs, which we consider to be material and sensitive. The results of these sensitivity analyses are the following:

•

A 1% increase in the discount rate used would result in recoverable values that are, in the aggregate, €118.9 million below the net carrying amount for all CGUs tested, including €95.1 million for the Environmental Services Germany CGU, €17.2 million for the Water-France CGU and €6.6 million for the Environmental Services Poland CGU.

•

A 1% decrease in the perpetual growth rate used would result in recoverable values that are below the net carrying amount by €70.6 million for the Environment Services Germany CGU and €4.6 million for the Environmental Services Poland CGU (the recoverable value for Water-France CGU would not be below its carrying amount based on this change).

•

A 5% decrease in cash flow over the period of the long-term plan would result in a €4.3 million decrease in the recoverable value of the Environment Services Germany CGU, and €0.7 million decrease for the Environment Services Poland CGU (the recoverable value for Water-France CGU would not be below its carrying amount based on this change).

As of December 31, 2012, the recoverable values of the Water-France, the Environmental Services Germany, and the Environmental Services Poland CGUs exceeded the respective net carrying amount by €313 million, €40.2 million and €2.4 million. The following table presents the percentage change in each of the key assumptions taken individually, which would make the estimated recoverable amount equal to the net carrying amount of these cash-generating units:

(in %)	Water France	Environmental Services Germany	Environmental Services Poland
Discount rate	+0.94	+0.26	+0.23
Perpetual growth rate	(1.18)	(0.32)	(0.32)
Operating cash flows	(19.32)	(5.32)	(4.34)

The carrying values of the CGUs specifically identified above and the amounts of goodwill included in such CGU are as follows as at December 31, 2012:

(in € million)	Water France	Environmental Services Germany	Environmental Services Poland
Carrying value of the CGU	1,300.7	715.2	52.0
Goodwill	868.9	405.0	18.6

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

Our principal categories of provisions relate to site rehabilitation costs, onerous contracts, and maintenance and repair obligations. We also record provisions in respect of matters such as litigation and restructuring charges.

As part of our obligations under public services contracts, we generally assume responsibility for the maintenance and repair of the installations we manage. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

In the case of provisions for rehabilitation of landfill facilities, we account for the obligation to restore a site as waste is deposited, recording a non-current asset component and discounting for inflation until the date on which expenses will be incurred. The asset is amortized based on its depletion.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not provided. More information is available on our restructuring provisions in Note 19 to our Consolidated Financial Statements included in this annual report on Form 20-F.

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

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available. If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates; we estimate inflation rates using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used. The assumptions used to measure pension liabilities as of December 31, 2012 are described in Note 29 to our Consolidated Financial Statements.

The Group benefit obligation is especially sensitive to discount and inflation rates. A 1% increase in the discount rate would decrease the benefit obligation by €246 million and the current service cost of the next year by €6 million. A 1% decrease in the discount rate would increase the benefit obligation by €293 million and the current service cost of the next year by €8 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €236 million and the current service cost of the next year by €7 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €204 million and the current service cost of the next year by €6 million.

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

Although realization of deferred tax assets is not assured, as of December 31, 2012, we believe that realization of the recognized net deferred tax assets of €1,243.1 million is more likely than not based on expectations as to future taxable income in the jurisdictions in which the deferred tax assets arise.

We have recognized net deferred tax assets relating to tax loss carryforwards of €286.2 million as of December 31, 2012. In the United States, which represents €189.9 million of this amount, the Group would need to generate approximately €495 million of taxable income during the respective carry forward periods to fully realize its deferred tax assets.

We have recognized deferred tax assets relating to deductible timing differences of €956.9 million as of December 31, 2012 and deferred tax liabilities relating to taxable timing differences for €1,392.5 million. In the French tax group, we have restricted recognized deferred tax assets on timing differences to the amount of deferred tax liabilities.

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

The determination of the proper classification of financial instruments requires management to exercise judgment, and depends in part on our intention regarding a given financial instrument, which is subject to change. Certain financial instruments (particularly derivative instruments that do not qualify for hedge accounting) are recorded in our consolidated balance sheet at fair value, and the change in fair value from one period to the next is recorded in our consolidated income statement as part of financial income and expense. Certain other financial instruments are recorded at fair value with the change from one period to the next recorded directly in equity, and the accrued changes released to the income statement upon sale or impairment. Certain other instruments are carried on the balance sheet at an amortized cost basis and subjected to impairment testing. Our determination regarding the classification of a financial instrument can have a material impact on our results of operations and our consolidated shareholders equity.

New Accounting Pronouncements

A number of changes to the accounting principles and presentation methods that we apply have become or will become effective after December 31, 2012. Some of these changes are effective, or may be adopted early, as of January 1, 2013. These changes are described in Note 1.1.3 to our consolidated financial statements included in this Annual Report on Form 20-F.

We are currently assessing the potential impact of the first-time application of these changes. We have determined that changes relating to consolidation, joint arrangements, associates and disclosures (IFRS 10, IFRS 11 and IFRS 12) will have a material impact on our consolidated financial statements. These standards are effective January 1, 2013 under IFRS as adopted by the IASB. Under IFRS as adopted by the EU, these standards are effective January 1, 2014, but they may be adopted early, and we have decided to do so as of January 1, 2013.

The principal impact of the adoption of these standards is that our joint ventures will no longer be accounted for under the proportional consolidation method. Instead, our interests in joint ventures will be accounted for under the equity method. The impact of this change is described below, following a brief summary of the changes.

IFRS 10

IFRS 10 replaces the provisions on consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 introduces a new single control model based on three criteria: “An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. ” Previously, control was defined in IAS 27 as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

With a view to the first-time application of this standard, we have undertaken an analysis of our investments to determine the level of control exercised over them pursuant to the new definition of control, covering all periods presented. In order to assess the three control criteria defined in IFRS 10, we have developed an analysis framework encompassing specific situations involving several partners in a dense contractual environment.

IFRS 11

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities – Non- Monetary Contributions by Venturers. This new standard defines the accounting treatment of joint arrangements through which at least two parties exercise joint control. Pursuant to this new standard, there are only two types of joint arrangement: joint ventures and joint operations. Classification is based on the rights and obligations of the parties to the arrangement, taking into consideration the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances.

A joint venture is a joint arrangement whereby the parties (joint-venturers) that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties (joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement.

IAS 31 defines three types of joint arrangement, based primarily on the legal form thereof. Pursuant to IAS 31, we used the proportionate consolidation method (see Note 1.4 to our Consolidated Financial Statements, included in Item 18 of this Form 20-F) for the joint arrangements that will be classified as joint ventures.

Pursuant to IFRS 11, joint arrangements classified as joint ventures must be accounted for using the equity method (i.e., proportionate consolidation is no longer authorized). In contrast, each joint operator in a joint operation must recognize the share of assets and liabilities and/or income and expenses that corresponds to its own interest in the joint operation.

Given the changes concerning the legal form of joint arrangements and accounting methods, we have undertaken a review of our joint arrangements, covering all periods presented.

The majority of our arrangements that are under joint control qualify as joint ventures pursuant to IFRS 11 and must therefore be accounted for using the equity method in accordance with IFRS 11.

IFRS 12

IFRS 12 concerns the disclosure of interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. First-time application of this standard will lead to more detailed disclosures in the notes to the financial statements.

Impact of IFRS 10 and 11 on Our Consolidated Financial Statements

Analysis work on the first-time application of IFRS 10 and IFRS 11 is currently being finalized for all periods presented. However, based on work performed to date, the main impact of the first-time application of these standards concerns the implementation of IFRS 11 and more particularly the equity accounting of our joint ventures, currently consolidated on a proportionate basis. Our Group’s share of the cumulative contribution of all proportionally consolidated entities is presented in Note 33 to our Consolidated Financial Statements contained in Item 18 to this annual report on Form 20-F.

The main entities concerned by the application of these new standards, which will be accounted for using the equity method at 50%, are the following: Dalkia International (joint venture owned 75% by Dalkia and 25% by EDF, but in which we hold a 50% economic interest), Veolia Transdev (50/50 joint venture with CDC) and Proactiva group (50/50 joint venture with FCC). Shenzhen, a joint venture of which we own 45%, but in which we hold a 25% economic interest, will be accounted for using the equity method at 25%, and Tianjin, a joint venture in which we own 49%, will be accounted for using the equity method at 49%.

The following tables presents the principal line items of our consolidated statement of financial position and income statement as of and for the year ended December 31, 2012, as well as the amounts attributable to entities that are currently accounted for under the proportional consolidation method, and that will in the future be accounted for by the equity method, as well as other entities affected by the application of IFRS 10:

(in € million)	Consolidated financial statements as of December 31, 2012	Amounts attributable to entities affected by the change in accounting method
Goodwill	4,795.0	900.6
Intangible assets	5,661.5	2,361.7
Property, plant and equipment	6,837.9	2,124.6
Non-current operating financial assets	2,650.7	420.7
Other non-current assets	2,628.6	381.0
Non-current assets	22,573.7	6,188.6
Operating receivables	10,305.9	2,010.8
Cash and cash equivalents	5,547.8	546.8
Assets classified as held for sale	3,974.3	2,698.7
Other current assets	2,210.4	534.1
Current assets	22,038.4	5,790.4
ASSETS	44,612.1	11,979.0

(in € million)	Consolidated financial statements as of December 31, 2012	Amounts attributable to entities affected by the change in accounting method
Equity	9,125.7	4,018.7
Non-current borrowings	13,083.7	929.1
Other non-current assets	3,720.3	798.3
Non-current liabilities	16,804.0	1,727.4
Operating payables	11,598.7	2,174.8
Current borrowings	3,629.2	428.7
Liabilities directly associated with assets classified as held for sale	2,551.0	1,655.5
Other current liabilities	903.5	1,973.9
Current liabilities	18,682.4	6,232.9
TOTAL EQUITY AND LIABILITIES	44,612.1	11,979.0

(in € million)	Consolidated financial statements as of December 31, 2012	Amounts attributable to entities affected by the change in accounting method
Revenue	29,438.5	6,313.0
Operating income	1,095.0	393.6
Net income (loss) from continuing operations	143.7	56.1
Net income (loss) for the year	529.8	48.6

As of December 31, 2012, we had 1,079 entities that will be affected by the first-time application of the IFRS 10 and 11 standards. Those entities accounted for €801 million of our adjusted operating cash flow for the year ended December 31, 2012, and €866 million of our total gross investments for the year ended December 31, 2012.

Our shareholder loans granted to joint ventures will no longer be eliminated in consolidation following the application of these new standards. Non eliminated shareholder loans will be presented in the balance sheet in non-current and current financial assets as loans and receivables. For purposes of evaluating our consolidated financial position, we analyze these shareholder loans as if they were funded with a portion of our net financial debt. In order to analyze the portion of our net financial debt that is attributable to our consolidated businesses, we have decided to use an indicator that we call “adjusted net financial debt,” which is equal to net financial debt less the amount of these shareholder loans recorded in our consolidated balance sheet. As of December 31, 2011, our net financial debt was €14.7 billion, and our adjusted net financial debt, after deducting the amount of these shareholder loans, was estimated at €9.2 billion. We are currently in the process of estimating the amount of our adjusted net financial debt as of December 31, 2012.

Like net financial debt, “adjusted net financial debt” is a non-GAAP financial measure. Net financial debt is defined, and is reconciled to our total borrowings (the nearest IFRS indicator) under “—Liquidity and Capital Resources – Liquidity – Financial Debt Structure.” However, unlike the items that are deducted from total borrowings to determine net financial debt, the shareholder loans that are deducted to determine “adjusted net financial debt” are not similar to cash, as they are not liquid and are subject to possible impairment in the event that any relevant entity encounters financial difficulty. While we believe that “adjusted net financial debt” is a useful indicator because it allows us to determine the portion of our net financial debt attributable to consolidated businesses, it is not an indicator of the amount that we would owe to financial creditors if we were to use our liquid assets to repay debt. Accordingly, you should not place undue reliance on our “adjusted net financial debt.”

EVENTS IN 2012 IMPACTING RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

As discussed above, in 2012 we accelerated the implementation of our strategy through a vast transformation program announced on December 6, 2011. We experienced commercial successes by winning new contracts, and we successfully developed our business in a number of areas, resulting in an increase in total revenues. We also generated higher free cash flow in 2012 than in 2011, due in part to our divestitures (see “—Liquidity and Capital Resources – Free Cash Flow”). At the same time, we have faced deterioration in the economic environment starting in the second quarter of 2012. We also accelerated the restructuring of Italian activities in all divisions.

Before discussing our 2012 results of operations on a comparative basis with our results of operations recorded in 2011, we describe in this section certain commercial, operational and other factors that impacted our income statement and balance sheet in 2012.

Commercial Overview

The Group continued its development in 2012 and achieved a number of commercial successes related to enhanced and refined offerings, including the following:

•

The New York City Department of Environmental Protection (DEP) awarded a 4-year performance and consulting contract to Veolia Water to aid the optimization of public water and wastewater services. This contract is expected to generate estimated cumulative revenue of USD 36 million;

•

The European Investment Bank awarded Dalkia the contract for technical and energy systems management of over 180,000 m² of its office space in Luxembourg. The 4-year contract covers four buildings and includes an ambitious objective for carbon footprint reduction. This contract is expected to generate €32 million in estimated cumulative revenue;

•

Veolia Water, via its subsidiary Veolia Water Japan, was awarded three contracts for the operation and maintenance of drinking water and wastewater treatment facilities serving the needs of 1.2 million people in Japan. Estimated cumulative revenue of these contracts is €49 million, for a maximum duration of 5 years;

•

Veolia Water, via Orange City Water (a joint venture with Vishvaraj Environment Ltd, one of India’s leading civil engineering and services companies) was awarded the drinking water service operation and maintenance contract by the city of Nagpur for 25 years. Our share of the cumulative revenue from this contract is estimated to be €387 million;

•

Veolia Water was awarded a contract by the Indian public authority in charge of water and wastewater services in the capital New Delhi, to design, build and operate the new Nilothi Wastewater Treatment Plant. This 13-year contract covers an initial two-year construction phase, followed by an 11-year operation and maintenance phase. Cumulative revenue from this contract is estimated to be €40 million;

•

The European Parliament selected Dalkia to manage the technical and energy systems of its real-estate assets. This new contract represents estimated cumulative revenue of more than €120 million over the life of the contract (six years, on the basis of a 12-month contract that can be tacitly renewed five times);

•

The Centre National d’Art et de Culture Georges Pompidou (known more informally as the Pompidou Center) awarded Dalkia the contract for the renovation of its air conditioning system. The aim is to make a significant improvement in the Center’s energy and environmental performance. These renovations, which began in June 2012 and will be completed in 2015, will improve the electrical and thermal performance and the heating, cooling and humidity management for the center’s 100,000 m² surface area. The estimated cumulative revenue from this contract is roughly €25 million;

•

Veolia Environmental Services, in partnership with a Chinese company working in the same sector, has obtained the concession for a hazardous waste treatment center in Changsha, the capital of Hunan province. The cumulative revenue from this 25-year concession is estimated to be €320 million for 100% of the project (we hold 51% of this company);

•

The city of Iaşi in Romania awarded Dalkia the operation of the city’s district heating network for 20 years. This public service management contract involves the generation, transmission, distribution and supply of heating and is expected to generate estimated cumulative revenue of €781 million; and

•

Veolia Environmental Services, through its subsidiary Veolia Environmental Services (UK) Plc, was awarded a 25-year Private Finance Initiative (PFI) contract for residual municipal waste treatment and energy recovery for the City of Leeds. This contract follows the selection of Veolia Environmental Services as preferred bidder on January 23, 2012 and is expected to generate estimated cumulative revenue of GBP 460 million (€567 million at 2012 average exchange rate).

Divestitures and Acquisitions

Divestitures

Our principal divestitures in the year ended December 31, 2012 were the following:

•

On June 28, 2012 our wholly-owned subsidiary, Veolia Water UK, sold its regulated water activities in the United Kingdom, to Rift Acquisitions Limited for an enterprise value of GBP 1.2 billion (€1.5 billion). We acquired a 10% stake in the former Rift Acquisition Limited (renamed Affinity Water A), which we expect to hold for a period of at least 5 years. The transaction reduced our net financial debt by €1,517 million. Following this sale, we retain our non-regulated UK water business. The 10% shareholding in Affinity Water A has been accounted for under the equity method since June 30, 2012. The transaction generated a capital gain of €233.3 million (net of transaction costs), recognized in net income from discontinued operations.

•

On November 20, 2012 we sold our US solid waste business in the Environmental Services division to ADS Waste Holdings, for an enterprise value of US$ 1.9 billion (approximately €1.5 billion, at the exchange rate prevailing on the signature date). The transaction reduced our net financial debt by €1,464 million and generated a capital gain of €208.4 million (net of tax and transaction costs), which was recognized in net income from discontinued operations.

We also performed a number of smaller divestitures under the asset portfolio optimization program, contributing €516 million to the reduction in our net financial debt.

Acquisitions

In January 2012, we purchased 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for €79 million.

On June 4, 2012, following the meeting of the Azaliya Board of Directors, Veolia Water signed an agreement with Mubadala to buy out its shares in Azaliya for an enterprise value of €247 million. The transaction was completed on August 2, 2012, bringing Veolia’s interest in Azaliya to 100%. The completion of this transaction triggered the termination of all agreements between Mubadala and Veolia Water, in particular the Azaliya shareholders’ agreement. Following completion of this transaction, we launched the divestiture process for water activities in Morocco. A letter of intent was signed with a potential buyer in the third-quarter of 2012. In view of progress achieved with the divestiture process as of December 31, 2012, our Water division activities in Morocco were classified as discontinued operations.

Berlin Water

On October 30, 2012 the Land of Berlin acquired RWE’s minority interest in the Berlin water contract operating company. While our economic interest in the operating company did not change, the transaction effectively terminated our joint control of the company. As a result, we no longer account for our interest by the proportional consolidation method. Instead, the operating company is accounted for by the equity method. This change in accounting method has resulted in a reduction in our net financial debt of approximately €1.4 billion.

Veolia Transdev

Together with our co-shareholder, the CDC, we continue to prepare our withdrawal from Veolia Transdev, by tailoring the industrial strategy, adapting the balance sheet structure and adjusting the refinancing strategy.

On March 30, 2012, we signed an agreement to negotiate with CDC, which provides for the transfer of Veolia Transdev’s 66% shareholding in Société Nationale Maritime Corse Méditerranée (“SNCM”) (including its subsidiaries) back to us, along with the rights and obligations relating to this shareholding. This agreement defines the main terms and conditions of the proposed transaction, including our repurchase of the SNCM shares for €1.

On October 22, 2012, we signed a new agreement to negotiate with CDC, which aims to strengthen the financial structure of Veolia Transdev and provide it with the necessary resources to pursue its strategic development. The agreement to negotiate contemplates that a future definitive agreement will be concluded, under which both we and CDC are to subscribe to a €800 million share capital increase through the conversion of existing shareholder loans. Following this transaction, the CDC would hold 60% of the share capital of Veolia Transdev and would take exclusive control of that company. We would retain 40% ownership. The agreement also provides for asset disposals by Veolia Transdev in order to repay our remaining shareholder loan.

At the time of the signature of the October 22, 2012 agreement to negotiate, we also agreed to negotiate in good faith with CDC with a view to decreasing our stake in Veolia Transdev to 20%, through the purchase by CDC of our Veolia Transdev shares within a period of two years from the date of completion of the capital increase.

Consequently, progress on our withdrawal from the Transportation business is reflected in our December 31, 2012 financial statements in the following way:

•

Our share of Veolia Transdev remains classified in discontinued operations, excluding SNCM;

•

the carrying value of Veolia Transdev’s assets and liabilities, excluding SNCM, has been adjusted by an aggregate of €20 million, based on a reference value for 100% of Veolia Transdev of €400 million, as provided in the agreement to negotiate; and

•

SNCM has been reclassified into continuing operations.

Discontinued Operations

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the 2010 and 2011 financial statements have been re-presented to give comparable data that excludes items and operations that had been divested or classified in discontinued operations or reclassified as continuing operations as at December 31, 2012. The following entities are classified into a separate line, “Net income / (loss) from discontinued operations.” Some of these entities were already classified as discontinued operations at the end of 2011.

•

Entities in the process of divestiture at the end of 2012, which includes our holdings in Veolia Transdev, excluding SNCM, Moroccan Water activities, urban lighting activities in the Energy Services division (Citelum), and European wind energy activities; and

•

Entities that had already been divested at the end of 2012, which includes our UK regulated Water activities (divested in June 2012), U.S. Solid Waste activities in the Environmental Services division (divested in November 2012), and American wind energy activities (divested in December 2012).

In this section, all income statement figures for the years ended December 31, 2010 and 2011 are represented to reflect the foregoing.

Correspondingly, as of December 31, 2012, our balance sheet classifies assets and liabilities relating to the following activities as being held-for-sale:

•

Veolia Transdev, excluding the activities of SNCM;

•

Moroccan Water activities;

•

European wind energy activities;

•

Urban lighting activities (Citelum) in the Energy Services division; and

•

Assets and Liabilities of the Marine Services business in the Environmental Services division.

RESULTS OF OPERATIONS

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Overview

The following table shows a breakdown of our revenues in 2011 and 2012:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2012	Internal growth	External growth	Foreign exchange impact
29,438.5	28,576.5	3.0%	1.5%	(0.3)%	1.8%

For the year ended December 31, 2012, our consolidated revenue was €29,438.5 million, representing an increase of 3.0% compared to €28,576.5 million for the year ended December 31, 2011. At constant consolidation scope and exchange rates, 2012 revenue increased 1.5% compared to 2011 revenue.

Changes in consolidation scope decreased 2012 revenue by €94.0 million, including a €173 million decrease in revenues in the Water division (primarily due to the change to equity method accounting as of October 31, 2012 for our stake in Berlin Water), a €23.2 million decrease in revenues in the Environmental Services division (reflecting the divestiture of Belgian activities in August 2011) and an €82.8 million increase in revenues in the Energy Services division (primarily related to the acquisition of the Warsaw district heating network in October 2011).

Foreign exchange fluctuations accounted for a €516.3 million change in revenue, which primarily reflects the appreciation against the euro of the US dollar (accounting for a €137.4 million increase in revenues), the pound sterling (accounting for a €148.3 million increase in revenues), the Chinese remnimbi yuan (accounting for a €88.3 million increase in revenues), the Australian dollar (accounting for a €83.4 million increase in revenues) and the Japanese yen (accounting for a €32.1 million increase in revenues). These increases were slightly offset by the depreciation of the Polish zloty (accounting for a €12.0 million decrease in revenues).

The increase in revenues at constant consolidation scope and exchange rates is explained principally by the following factors:

•

the favorable effects of indexation in France and price increases and contract extensions in Central and Eastern Europe in Operations, and the growth of Technologies and Networks industrial activities, in the Water division;

•

the increase in energy prices (accounting for a €205.3 million increase compared with December 31, 2011) combined with more favorable weather conditions than in 2011 in the Energy Services division.

These effects were partially offset by contractual erosion in the Water division in France. Revenues in the Environmental Services division also declined at constant consolidation scope and exchange rates, primarily due to decreasing recycled raw materials’ prices; this effect was particularly strong primarily in France and Germany in the third quarter of 2012 and explains €160 million of the decrease in revenues compared with 2011.

The share of our revenue generated outside France in 2012 was €17,456.2 million, or 59.3% of total revenue compared to 59.5% in 2011.

The following table shows a breakdown of our revenues by division in 2012 and 2011:

Revenues by Division	Year ended	Year ended	% Change
(in € million)	December 31, 2012	December 31, 2011	2012/2011
Water	12,078.2	11,921.3	1.3%
Environmental Services	9,082.9	9,010.8	0.8%
Energy Services	7,664.6	7,138.2	7.4%
Other	612.8	506.2	21.1%
Revenue	29,438.5	28,576.5	3.0%
Revenue at 2011 exchange rates	28,922.2	28,576.5	1.2%

Water

The following table shows a breakdown of our revenues within the Water division in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
12,078.2	11,921.3	1.3%	1.0%	(1.5)%	1.8%

The increase in Water division revenue at constant consolidation scope and exchange rates can be attributed both to the favorable effects of price indexation in France, and price increases in Central and Eastern Europe, as well as an increase in Technologies and Networks industrial activities.

The 1.5% decrease due to “external growth” mainly reflects the change in consolidation method of our stake in Berlin Water (from proportional consolidation to equity method consolidation starting on October 31, 2012).

Revenue from Operations activities declined 1.5% (0.2% at constant consolidation scope and exchange rates).

•

In France, the slight increase of 0.6% in revenue (1.3% at constant consolidation scope) is due to a favorable price effect tied to indexation trends and the increase in the construction business, which partially offset the effects of contractual erosion and a decline in water volumes sold compared to 2011 (representing an approximate 1% decrease in volumes in 2012 compared to 2011).

•

Outside France, revenue dropped 2.8% (1.1% at constant consolidation scope and exchange rates). In Europe, the 6.7% decrease in revenue was mainly due to the change to equity method accounting of our stake in Berlin Water beginning on October 31, 2012. We recorded growth of 0.8% at constant consolidation scope and exchange rates as a result of the good performance recorded in Central and Eastern Europe, including a favorable price effect in the Czech Republic and Romania, the latter of which also benefited from the extension of its activity, despite lower volumes sold. Revenue in Europe was however penalized by the order of the German Federal Cartel Office to reduce drinking water tariffs in Berlin by an aggregate of €24.5 million (which reduced our revenues for the period prior to the change in consolidation method of Berlin Water). See Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Litigation – Water – Berliner Wasserbetriebe A.ö.R,” for a description of the German Federal Cartel Office proceeding. Revenue in the Asia-Pacific region rose 0.9%, but declined by 4.3% at constant consolidation scope and exchange rates. Revenue increased in China, due to growth in volumes with municipalities and a continued tariff increase process (particularly in Shenzhen) and despite a decline in construction revenue and weaker sales volumes to industrial clients. Revenue in the rest of Asia was marked by a downturn in Japan, where the revenue increase observed after the March 2011 earthquake was not repeated, and a decline in Australia following the end of the Adelaide contract in June 2011. In the United States, we recorded a 1% decline in revenue (8.6% at constant consolidation scope and exchange rates), mainly attributable to the end of the Indianapolis contract in August 2011.

Technologies and Networks revenue grew 7.9% (for growth of 4.9% at constant consolidation scope and exchange rates), benefitting from growth in industrial client activities in the Design and Build and Solutions sectors, primarily in the chemicals industry and the upstream oil sector, as well as the international expansion of Sade.

Environmental Services

The following table shows a breakdown of our revenues in the Environmental Services division in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
9,082.9	9,010.8	0.8%	(1.9)%	(0.3)%	3.0%

Environmental Services division revenue remained stable with 0.8% growth, although it decreased by 1.9% at constant consolidation scope and exchange rates, reflecting the following:

•

a challenging macro-economic environment since the second quarter of 2012, particularly in Europe;

•

a decrease in the price of recycled raw materials, giving rise to a €160 million decrease in revenues (primarily in France, Germany and the United Kingdom), which was particularly accentuated in the third quarter of 2012; and

•

the impact of the geographical restructuring plan, with the closure and restructuring of activities in North Africa, the Middle East and Italy.

In France, revenue increased 2.1% (1.4% at constant consolidation scope). Growth in certain activities, such as incineration and hazardous waste, combined with higher prices for services and higher raw material volumes, offset lower prices for recycled raw materials, such as paper/cardboard and scrap metal.

Outside France, revenue was stable at current consolidation scope and exchange rates and down 3.9% at constant consolidation scope and exchange rates. Revenue in Germany declined 11.8% (13.2% at constant consolidation scope) under the combined effect of lower raw material prices and volumes and adverse economic trends in the industrial and commercial sector. Revenue in the United Kingdom increased 4.6% as a result of the strengthening of the pound against the euro, but decreased 2.1% at constant consolidation scope and exchange rates due to lower PFI construction revenue and a structural decline in landfill waste volumes in a challenging macro-economic environment. North America revenue increased 9.1% (an increase of 1.1% at constant consolidation scope and exchange rates), because of an increase in hazardous waste treatment activities that offset by lower industrial services activities. In the Asia-Pacific region, revenue growth of 17.5% (8.0% at constant consolidation scope and exchange rates) benefited from the favorable impact of the landfill tax, as well as good levels of industrial services and landfill activity in Australia, which particularly marked the fourth quarter.

Energy Services

The following table shows a breakdown of our revenues in the Energy Services division in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
7,664.6	7,138.2	7.4%	5.8%	1.2%	0.4%

Energy Services division revenue increased 7.4% (5.8% at constant consolidation scope and exchange rates), mainly due to continued growth outside France, particularly in Poland, and good activity levels in the construction business in France. In addition, Energy Services benefited from the positive impact of energy prices, which accounted for a €205.3 million increase compared with 2011, combined with more favorable weather conditions than in 2011.

In France, revenue rose 8.6% (a 9.9% increase at constant consolidation scope), driven by the increase in the price of the average fuel basket, combined with more favorable weather conditions than in 2011, and an increase in construction volumes in a highly competitive environment.

Outside France, revenue increased 6.2% (a 2.0% increase at constant consolidation scope and exchange rates). Central and Eastern European countries reported growth of 15.2%, including the full-year contribution of the Warsaw heating network. Revenues in these countries increased 6.4% at constant consolidation scope and exchange rates, attributable in particular to the increase in the price of heating year-on-year, which offset the decline in volumes (mainly the Czech Republic) and the end of subsidies on the sale of cogenerated energy in Hungary. In Southern Europe, we continued to restructure our service activities in Italy and Spain. In the United States, revenue declined 4.9% (a decrease of 12.2% at constant consolidation scope and exchange rates) as a result of unfavorable weather conditions, combined with exceptionally low energy prices. Finally in Asia, we accelerated the development of our Chinese networks.

External revenue growth in the Energy Services division in 2012 was mainly due to the acquisition of the Warsaw district heating network in October 2011.

“Other” Segment

The following table shows a breakdown of our revenues in our Other segment in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
612.8	506.2	21.1%	15.3%	3.9%	1.9%

Our “Other” segment is mainly composed of revenue generated by SNCM and ProActiva MedioAmbiente, which is our joint venture with FCC.

Revenue in this segment increased 21.1% (15.3% at constant consolidation scope and exchange rates) in 2012 compared to 2011, primarily driven by ProActiva’s growth of 14.5% (10.5% at constant consolidation scope and exchange rates), particularly in waste activities in Argentina, in Mexico and, to a lesser degree, in Brazil.

External revenue growth in this segment in 2012 is mainly attributable to SNCM, for which 12 months of revenue was included in 2012 compared with only 10 months of revenue in 2011.

Revenue by Geographical Region

The following table shows a breakdown of our revenue by geographical region and operating segment (division):

Year ended December 31, 2012 (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,515.7	1,373.0	464.9	1,140.4	801.6	816.8	199.4	1,667.9	313.3	785.2	12,078.2
Environmental Services	3,455.1	1,076.6	1,708.5	301.2	414.5	708.3	852.8	254.1	109.5	202.3	9,082.9
Energy Services	3,716.8	8.5	207.1	1,629.6	1,362.7	276.6	57.2	115.3	100.8	190.0	7,664.6
Other	294.7	0.0	3.3	0.0	39.0	0.0	0.0	0.6	0.0	275.2	612.8
Revenue	11,982.3	2,458.1	2,383.8	3,071.2	2,617.8	1,801.7	1,109.4	2,037.9	523.6	1,452.7	29,438.5

Year ended December 31, 2011 (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,548.0	1,519.3	482.8	1,066.1	766.1	743.0	238.6	1,573.3	281.0	703.1	11,921.3
Environmental Services	3,384.2	1,210.2	1,626.0	309.7	568.6	644.1	704.6	237.8	105.1	220.5	9,010.8
Energy Services	3,421.5	9.5	190.1	1,414.2	1,385.3	290.9	49.8	100.6	93.4	182.9	7,138.2
Other	227.0	0.0	4.1	0.0	24.0	0.0	0.0	0.0	0.0	251.1	506.2
Revenue	11,580.7	2,739.0	2,303.0	2,790.0	2,744.0	1,678.0	993.0	1,911.7	479.5	1,357.6	28,576.5

Change (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(32.3)	(146.3)	(17.9)	74.3	35.5	73.8	(39.2)	94.6	32.3	82.1	156.9
Environmental Services	70.9	(133.6)	82.5	(8.5)	(154.1)	64.2	148.2	16.3	4.4	(18.2)	72.1
Energy Services	295.3	(1.0)	17.0	215.4	(22.6)	(14.3)	7.4	14.7	7.4	7.1	526.4
Other	67.7	0.0	(0.8)	0.0	15.0	0.0	0.0	0.6	0.0	24.1	106.6
Revenue	401.6	(280.9)	80.8	281.2	(126.2)	123.7	116.4	126.2	44.1	95.1	862.0
Change (%)	3.5%	(10.3)%	3.5%	10.1%	(4.6%)	7.4%	11.7%	6.6%	9.2%	7.0%	3.0%
Change at constant exchange rates (%)	3.5%	(10.3%)	(3.0)%	12.1%	(5.1)%	(0.8)%	3.1%	(2.0)%	5.8%	6.5%	1.2%

France

Revenue increased 3.5% in 2012 in France. Water division activities in France benefited from a favorable price effect tied to indexation trends, which was partially offset by the effects of contractual erosion and the decline in volumes sold in 2012 (approximately 1% year-on-year).

The Environmental Services division revenue grew in France due to the good performance of hazardous waste treatment and incineration activities and despite lower recycled raw material prices (paper/cardboard and metals).

The Energy Services division benefited from the combined effect of energy price trends (increase in the fuel basket), higher construction volumes and more favorable weather conditions than in 2011, despite a highly competitive environment.

Germany

Revenue fell by 10.3% in Germany in 2012.

In the Water division, German revenue was penalized by the impact of the change to equity method accounting for the Group’s stake the Berlin water operating company starting on October 31, 2012, and was also adversely impacted by the German Federal Cartel Office’s order to reduce drinking water tariffs in Berlin.

Environmental Services division revenue in Germany was impacted by lower raw material prices and volumes, and unfavorable economic trends in the industrial and commercial sector.

United Kingdom

U.K. revenue increased 3.5% in 2012, but declined by 3.0% at constant exchange rates. Water division revenue was affected by a decrease in construction activity related to the scheduled end of certain non-regulated contracts.

In the Environmental Services division, revenue was affected by a slowdown in construction activity on integrated contracts and a structural decline in landfill volumes. In addition, revenue was negatively impacted by a decrease in the price of raw materials sold in a competitive environment, particularly affecting commercial waste collection. Conversely, municipal waste collection activities increased due to the favorable volume impact of the full year effect of new contracts.

Central and Eastern Europe

Revenue in Central and Eastern Europe increased 10.1% in 2012 (12.1% at constant exchange rates).

Revenue growth in Central Europe was driven by the Water and Energy Services divisions, which benefited from the favorable effects of price increases and scope extensions in the Water division (particularly in Romania), and the consolidation in the Energy Services division of the activities of SPEC, the operator of the Warsaw urban heating network. Revenue also benefited from favorable trends in energy prices in the Energy Services division, despite lower volumes in the Czech Republic in the Water and Energy Services divisions.

Other European Countries

In 2012, revenue declined 4.6% in the rest of Europe (5.1% at constant exchange rates). This was primarily due to the geographical restructuring of the Group and the complete cessation of Italian activities in the Environmental Services division following the April 2012 filing of the voluntary agreement with creditors, called Concordato Preventivo di Grupo. See Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Litigation – Environmental Services Division -- Italy.” Revenue also declined as a result of the restructuring of service activities in both Italy and Spain in the Energy Services division.

United States

Revenue in the United States increased by 7.4% in 2012, but declined by 0.8% at constant exchange rates, due to the loss of the Indianapolis contract in the Water division, while the Energy Services division suffered from unfavorable weather conditions combined with exceptionally low energy prices. This was partially offset by an increase in Environmental Services revenue from hazardous waste treatment and growth in the Water division from industrial clients with the Technologies and Networks business.

Oceania

Revenue increased 11.7% in 2012, and by 3.1% at constant exchange rates, due to growth in industrial services activities in the Environmental Services division, and an increase in the landfill tax in Australia. This growth was achieved despite the end of the Adelaide contract in the Water division.

Asia

Revenue in Asia increased by 6.6%, but declined by 2.0% at constant exchange rates, due to the increase in Water division activity observed after the earthquake in Japan in 2011, which was not repeated in 2012. This decline was partially offset by price increases in China and growth in construction activity in Korea.

Rest of the World (Including the Middle East)

Revenue grew 7.6% (6.3% at constant exchange rates), marked by the development of Technologies and Networks activities primarily with industrial customers in emerging countries. This growth was limited by the termination of the contract in Egypt in the Environmental Services division.

Operating Income and Adjusted Operating Income

Operating Income

Operating income was €1,095.0 million for the year ended December 31, 2012, compared to €829.1 million for the year ended December 31, 2011, representing an increase of 32.1% (30.5% at constant exchange rates). The change in operating income resulted primarily from the following factors:

•

A decline in adjusted operating cash flow of 4.6% (6.2% at constant exchange rates) to €2,722.8 million for the year ended December 31, 2012, compared to €2,852.6 million for the year ended December 31, 2011. The adjusted operating cash flow margin declined 0.8% from 10.0% in 2011 to 9.2% in 2012. These changes are explained below under “—Adjusted Operating Cash Flow”.

•

In 2012, €85.6 million in impairment losses on goodwill and negative goodwill were recognized, compared with €470.4 million in impairment charges in 2011. The 2012 impairments were primarily due to €56.6 million in impairments on non-regulated Water activities and on Estonian activities in the Energy Services and Environmental Services divisions. The 2011 impairments are described under “—Year ended December 31, 2011 compared to Year ended December 31, 2010.”

•

In 2012, depreciation and amortization expense was €90.9 million greater than in 2011, primarily due to recent internal and external growth, particularly in the Energy Services and Water divisions. Net charges to operating depreciation and amortization expense totaled €1,479.8 million for the year ended December 31, 2012, compared with €1,388.9 million in 2011, including a negative foreign exchange impact of €26.2 million in 2012.

•

Net charges to operating provisions decreased to €116.9 million for the year ended December 31, 2012, compared to charges of €222.0 million in 2011. In 2011, net charges to operating provisions included non-current asset impairments of €151.6 million in Italy, which were presented as adjustments to operating income. The 2011 figure also included several one-time reversals of provisions, so that 2012 net charges to operating provisions were greater than the corresponding net charges in 2011, excluding the non-current asset impairments.

•

Capital gains on industrial and financial asset divestitures were stable at €84.3 million for 2012 compared to €77.1 million for 2011. Capital gains from the divestiture of our UK regulated water activity and our US solid waste activity are recorded under income from discontinued operations, and therefore are not included in these totals.

Cost of sales totaled €24,795.4 million for the year ended December 31, 2012, or 84.2% of total revenue, compared to €24,143.0 million for the year ended December 31, 2011, or 84.5% of total revenue. The decrease in the ratio of cost of sales to total revenue is mainly due to lower impairment losses compared to 2011 and provisions recognized in cost of sales in 2012.

Selling costs and general and administrative expenses totaled €607.7 million and €3,002.3 million, respectively, for the year ended December 31, 2012, compared to €582.7 million and €3,084.5 million for the year ended December 31, 2011. Selling costs and general and administrative expenses represented 12.3% of revenue in 2012, compared to 12.8% in 2011. The 1.6% decline in these costs compared to 2011 figures reflects the initial benefits of cost reduction plans, despite implementation costs of €104.8 million.

Our Efficiency and Convergence Plans generated €251 million in total savings (net of implementation costs) in 2012, of which €60 million is attributed to the Convergence Plan.

Adjusted Operating Income

Adjusted operating income was €1,193.7 million for the year ended December 31, 2012, compared to €1,557.8 million for the year ended December 31, 2011, representing a decrease of 23.4% (24.5% at constant exchange rates). Excluding receivables write-downs and accrued expenses in Italy in the Energy Services division, adjusted operating income fell 18.1% (a decrease of 19.2% at constant exchange rates) to €1,275.2 million.

The adjusted operating income margin fell from 5.5% for the year ended December 31, 2011 to 4.1% for 2012. Excluding receivables write-downs and accrued expenses in Italy in the Energy Services division, the adjusted operating income margin would have been is 4.3% in 2012.

Adjusted operating income is equal to operating income, excluding goodwill impairment charges and special items (as defined in “ – Non-GAAP Measures” above). In 2012, adjusted operating income excluded €98.7 million of goodwill impairment and other special items. In 2011, adjusted operating income excluded €728.7 million of goodwill and other impairment charges and other special items. The following tables reconcile adjusted operating income to operating income for the years ended December 31, 2012 and 2011.

		Adjustments
Year ended December 31, 2012 (in € million)	Adjusted operating income	Impairment Goodwill losses(1)	Special Items(2)	Operating income
Water	673.9	(56.6)	0.4	617.7
Environmental Services	356.0	(12.9)	0.0	343.1
Energy Services	298.5	(16.5)	5.3	287.3
Other	(134.7)	0.0	(18.4)	(153.1)
TOTAL	1,193.7	(86.0)	(12.7)	1,095.0

		Adjustments
Year ended December 31, 2011 (in € million)	Adjusted operating income	Impairment Goodwill losses(3)	Special Items(4)	Operating income
Water	869.2	(28.2)	(50.6)	790.4
Environmental Services	417.0	(78.1)	(70.6)	268.3
Energy Services	387.0	(366.1)	(57.3)	(36.4)
Other	(115.4)	0.0	(77.8)	(193.2)
TOTAL	1,557.8	(472.4)	(256.3)	829.1

(1)  Impairment losses on goodwill (negative goodwill is presented in the “Special Items” adjustments column).

(2)  Restructuring expenses relating to the voluntary redundancy plan in the Group holding companies are excluded from adjusted operating income.

(3)  Impairment losses on goodwill recorded in respect of Group subsidiaries in Italy (€294.8 million) and the United States (€153.1 million) in 2011.

(4)  Impairment losses on non-current assets recorded in respect of Group subsidiaries in Italy and excluded from adjusted operating income total €151.6 million in 2011. Impairment losses on non-current assets of the SNCM group excluded from adjusted operating income total €77.8 million.

Adjusted operating income was negatively impacted in 2012 by non-current asset impairments due to the challenging macro-economic environment in the United Kingdom and Germany in the Environmental Services division, provisions for contractual risks in the Water division and an additional €35.0 million in impairment losses recognized on SNCM Adjusted operating income also included capital gains on industrial and financial asset divestitures of €84.3 million in 2012 compared to €77.1 million in capital gains for the same period in 2011.

In 2012, adjusted operating income excludes €86.0 million in goodwill impairment charges. In general, we exclude impairment charges on non-current assets when they are large enough to significantly impact the economics of a cash-generating unit. In 2011, all impairment charges recorded in Italy (€151.6 million) resulting from the same external economic trigger were excluded from adjusted operating income, even if the impact on operating results of certain divisions (taken in isolation) would not otherwise have met our quantitative thresholds. In 2012, impairment charges on receivables and accrued expenses in the Energy Services division in Italy were €81.5 million, and were not excluded from adjusted operating income as they were not of the same nature as the charges recorded as special items in 2011.

Operating Income and Adjusted Operating Income by Division

The following table breaks down changes in operating income and adjusted operating income by division for the years ended December 31, 2012 and 2011.

	Operating income				Adjusted operating income
(in € million)	Year ended December 31, 2012	Year ended December 31, 2011	% change	% change at constant exchange rates	Year ended December 31, 2012	Year ended December 31, 2011	% change	% change at constant exchange rates
Water	617.7	790.4	(21.9)%	(22.3)%	673.9	869.2	(22.5)%	(23.3)%
Environmental Services	343.1	268.3	27.9%	24.1%	356.0	417.0	(14.6)%	(17.1)%
Energy Services	287.3	(36.4)	n/a	n/a	298.5	387.0	(22.9)%	(22.5)%
Other	(153.1)	(193.2)	20.8%	20.2%	(134.7)	(115.4)	(16.7)%	(17.8)%
TOTAL	1,095.0	829.1	32.1%		1,193.7	1,557.8	(23.4)%
Total at 2011 exchange rates	1,082.3	829.1		30.5%	1,177.0			(24.5)%
Margin	3.7%	2.9%			4.1%	5.5%

Water

The Water division’s operating income declined to €617.7 million for the year ended December 31, 2012, compared to €790.4 million for the year ended December 21, 2011, representing a decrease of 21.9% (22.3% at constant exchange rates). Adjusted operating income decreased 22.5% (23.3% at constant exchange rates) to €673.9 million for the year ended December 31, 2012, compared to €869.2 million for the year ended December 31, 2011.

The following factors affected the change in both operating income and adjusted operating income from 2011 to 2012:

•

a decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

an increase in net operating depreciation and amortization charges attributable to the development of activities in Central and Eastern Europe; and

•

an increase of provisions for contractual risk.

The operating income margin (operating income / revenue) fell from 6.6% for the year ended December 31, 2011 to 5.1% for the year ended December 31, 2012. The adjusted operating income margin (adjusted operating income / revenue) fell from 7.3% for the year ended December 31, 2011 to 5.6% for the year ended December 31, 2012.

Environmental Services

The Environmental Services division’s operating income increased to €343.1 million for the year ended December 31, 2012, compared to €268.3 million for the year ended December 21, 2011, representing an increase of 27.9% (24.1% at constant exchange rates). Adjusted operating income decreased 14.6% (17.1% at constant exchange rates) to €356.0 million for the year ended December 31, 2012, compared to €417.0 million for the year ended December 31, 2011.

The following factors affected the change in both operating income and adjusted operating income from 2011 to 2012:

•

an increase in adjusted operating cash flow of the division, discussed below under
“—Adjusted Operating Cash Flow”;

•

a decrease in net charges to operating provisions compared to 2011, as a result of the increased provisions in 2011 relating to the restructuring of activities in Calabria (See below “Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 – Operating Income and Adjusted Operating Income – Goodwill and Asset Impairment Charges and Restructuring Costs” and “—Operating Income and Adjusted Operating Income by Division”); and

•

non-current asset impairments recognized as a result of the challenging macro-economic environment in the United Kingdom and Germany in 2012 and the negative differential of capital gains on divestitures.

In addition, operating income (but not adjusted operating income) benefited from the decrease of goodwill impairment charges and non-current asset impairment charges from €148.7 million for the year ended December 31, 2011 to €12.9 million for the year ended December 31, 2012.

The operating income margin (operating income / revenue) increased from 3.0% for the year ended December 31, 2011 to 3.8% for the year ended December 31, 2012. The adjusted operating income margin (adjusted operating income / revenue) fell from 4.6% for the year ended December 31, 2011 to 3.9% for the year ended December 31, 2012.

Energy Services

The Energy Services division’s operating income increased to operating income of €287.3 million for the year ended December 31, 2012, compared to an operating loss of €36.4 million for the year ended December 31, 2011. Adjusted operating income decreased 22.9% (a decline of 22.5% at constant exchange rates) to €298.5 million for the year ended December 31, 2012, compared to €387.0 million for the year ended December 31, 2011.

The following factors affected the change in both operating income and adjusted operating income from 2011 to 2012:

•

a decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow,” This decrease included receivables write-downs and accrued expenses of €81.5 million in Italy, described below;

•

an increase in net operating depreciation and amortization charges attributable to the acquisition of the Warsaw heating network; and

•

a decrease in net charges to operating provisions compared to 2011 as a result of the increased provisions in 2011 relating to the restructuring of activities in Calabria (Italy) (See below “Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 – Operating Income and Adjusted Operating Income – Goodwill and Asset Impairment Charges and Restructuring Costs).

In addition, operating income (but not adjusted operating income) benefited from the decreases of goodwill impairment charges, non-current asset impairment charges and reorganization costs, in each case recorded as special items, totaling €423.4 million for the year ended December 31, 2011 to €11.2 million for the year ended December 31, 2012.

The operating income margin (operating income / revenue) increased from -0.5% for the year ended December 31, 2011 to 3.7% in the year ended December 31, 2012. The adjusted operating income margin (adjusted operating income / revenue) fell from 5.4% for the year ended December 31, 2011 to 3.9% for the year ended December 31, 2012.

Other Segment

Operating loss of the Other segment decreased from €193.2 million for the year ended December 31, 2011, to €153.1 million for the same period in 2012.

Adjusted operating income declined 16.7% (down 17.8% at constant exchange rates) to a loss of €134.7 million for the year ended December 31, 2012, compared to a loss of €115.4 million for the year ended December 31, 2011. This figure includes additional asset impairments in respect of SNCM of €35.0 million, reducing the enterprise value of SNCM in our Consolidated Financial Statements to €13 million.

Adjusted Operating Cash Flow

Adjusted operating cash flow decreased by 4.6% (6.2% at constant exchange rates), from €2,852.6 million in 2011 to €2,722.8 million in 2012, reflecting:

•

a decline in operating performance in the Water division and particularly contractual erosion in France;

•

the €24.5 million impact of the decrease in drinking water tariffs in Berlin ordered by the German Federal Cartel Office and the impact of the change to equity method accounting of our stake in Berlin Water from October 31, 2012 (from proportionate consolidation method to equity method, representing a decrease in adjusted operating cash flow of €31 million for the two months of November and December 2011);

•

an unfavorable recycled raw material price differential in France and Germany in the Environmental Services division;

•

a challenging macro-economic environment in the Environmental Services division, particularly in Europe, which did not enable cost increases to be fully passed on to customers; and

•

receivables write-downs and accrued expenses of €81.5 million in the Energy Services division in Italy.

Conversely, adjusted operating cash flow benefited from:

•

the positive contribution of cost saving plans, net of implementation costs;

•

activity growth in the Water division in Central and Eastern Europe, tied to price increases in Romania, Slovakia and the Czech Republic;

•

the absence in 2012 of operating difficulties that occured in 2011 and the related restructuring costs; and

•

activity growth with industrial clients in the Technologies and Networks business in the Water division.

The following table breaks down adjusted operating cash flow by division, at both current and constant exchange rates:

			Change
Adjusted operating cash flow (in € million)	Year ended December 31, 2012	Year ended December 31, 2011	% change	% change at constant exchange rates
Water	1,172.2	1,279.4	(8.4)%	(9.4)%
Environmental Services	1,048.2	1,020.8	2.7%	(0.3)%
Energy Services	544.4	588.9	(7.6)%	(7.7)%
Other	(42.0)	(36.5)	(15.1)%	(21.6)%
Adjusted operating cash flow	2,722.8	2,852.6	(4.6)%
Adjusted operating cash flow at 2011 exchange rates	2,675.6	2,852.6		(6.2)%
Adjusted operating cash flow margin	9.2%	10.0%

The €47.2 million positive foreign exchange impact on adjusted operating cash flow primarily reflects the appreciation against the euro of the Chinese renmimbi yuan in the amount of €18.4 million, the pound sterling in the amount of €14.7 million and the US dollar in the amount of €10.2 million.

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by division in 2012 and 2011:

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2012 (in € million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill	Capital gains (losses) on disposal of non-current assets	Others	Operating Income
Water	1,172.2	(5.3)	(522.3)	(56.2)	63.3	(34.0)	617.7
Environmental Services	1,048.2	(68.8)	(639.4)	(12.9)	10.1	5.9	343.1
Energy Services	544.4	10.1	(258.3)	(16.5)	6.9	0.7	287.3
Other	(42.0)	(52.9)	(59.8)	-	4.0	(2.4)	(153.1)
TOTAL	2,722.8	(116.9)	(1,479.8)	(85.6)	84.3	(29.8)	1,095.0

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2011 (in € million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill	Capital gains (losses) on disposal of non-current assets	Others	Operating Income
Water	1,279.4	37.3	(492.6)	(26.2)	11.6	(19.1)	790.4
Environmental Services	1,020.8	(120.6)	(610.9)	(78.1)	54.4	2.7	268.3
Energy Services	588.9	(36.5)	(232.0)	(366.1)	11.3	(2.0)	(36.4)
Other	(36.5)	(102.2)	(53.4)	-	(0.2)	(0.9)	(193.2)
TOTAL	2,852.6	(222.0)	(1,388.9)	(470.4)	77.1	(19.3)	829.1

Water

Adjusted operating cash flow decreased 8.4% (9.4% at constant exchange rates) to €1,172.2 million for the year ended December 31, 2012, compared to €1,279.4 million for the year ended December 31, 2011. The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) fell from 10.7% for the year ended December 31, 2011 to 9.7% for 2012, and was penalized in particular by contractual erosion in France, the order from the German Federal Cartel Office to reduce drinking water tariffs in Berlin and the impact of the change to equity method accounting of our stake in Berlin Water beginning October 31, 2012.

For Operations activities, adjusted operating cash flow decreased by 10.6% and 11.6% at constant exchange rates. In France, the decline in adjusted operating cash flow was due to the negative effects of contractual erosion, in a context of declining volumes sold compared with 2011 and operating difficulties in Guadeloupe (an overseas department of France located in the Caribbean). Outside France, adjusted operating cash flow benefited from an improvement in Central and Eastern Europe, tied to price increases in Romania, Slovakia and the Czech Republic. These impacts were offset by the €24.5 million charge for the recognition of the reduction in Berlin water tariffs ordered by the German Federal Cartel Office, the impact of equity method accounting of our stake in Berlin Water beginning October 31, 2012, as well as impairment losses on trade receivables in our UK non-regulated water activities and increased expenses due to costs incurred in our remaining UK water operations, as a result of the divestiture of regulated activities in the United Kingdom.

Finally, the adjusted operating cash flow of the Technologies and Networks business increased in line with the recovery in activity with industrial clients.

The Efficiency and Convergence plans together had a net impact of €106 million in 2012, of which €40 million is attributable to the Convergence plan.

Environmental Services

Adjusted operating cash flow increased 2.7% (down 0.3% at constant exchange rates) to €1,048.2 million for the year ended December 31, 2012, compared to €1,020.8 million for the year ended December 31, 2011. Adjusted operating cash flow for 2012 was stable compared to 2011 at constant exchange rates and benefited, primarily, from:

•

an increase in hazardous waste activities both in and outside France; and

•

the absence in 2012 of operating difficulties that occured in 2011 and the related restructuring costs;

partially offset by:

•

a decrease in raw material prices, particularly in France, Germany and the United Kingdom; and

•

cost inflation in excess of service price increases in France, the United Kingdom, Germany and North America.

Adjusted operating cash flow also benefited from the implementation of the Efficiency and Convergence plans (€88 million net impact), of which €28 million is attributed to the Convergence plan.

The adjusted operating cash flow margin increased slightly from 11.3% in the year ended December 31, 2011 to 11.5% in the year ended December 31, 2012.

Energy Services

Adjusted operating cash flow decreased 7.6% (a decrease of 7.7% at constant exchange rates) to €544.4 million for the year ended December 31, 2012, compared to €588.9 million for the year ended December 31, 2011. This decrease is attributable to receivables write-downs and accrued expenses of €81.5 million in Italy (mostly unrecoverable customer receivables, as well as, to a lesser extent, expenses and other amounts relating to Polare, a research organization subject to voluntary liquidation proceedings in Italy, as described in Item 8. “Financial Information – Litigation – Energy Services – Siram/Polare”) and adverse regulatory changes (heating price and electricity tariff reductions from cogeneration activities) in France and Hungary, partially offset by good activity levels in Central and Eastern Europe.

In France, the decline in adjusted operating cash flow of the Energy Services division was mainly due to a highly competitive environment and changes to cogenerated electricity pricing rules, despite an overall positive price effect.

Outside France, excluding the receivables write-downs and accrued expenses recorded in Italy, adjusted operating cash flow reflected:

•

a favorable energy price effect in the Baltic States, the Czech Republic and Hungary, limited nonetheless in Hungary by the cessation of subsidies for the sale of cogenerated energy; and

•

the contribution of the new Warsaw heating network contract (SPEC), limited by the decrease in energy certificates for cogenerated electricity produced from coal, and an increase in salary costs.

The Efficiency and Convergence plans had an aggregate net impact of €66 million in 2012, of which €8 million is attributed to the Convergence plan.

The adjusted operating cash flow margin decreased from 8.2% in the year ended December 31, 2011, to 7.1% in the year ended December 31, 2012. Excluding receivables write-downs and accrued expenses of €81.5 million in Italy, the margin would be 8.2% in 2012.

Other Segment

Adjusted operating cash flow for this segment fell 15.1% (21.6% at constant exchange rates) to a net outflow of €42.0 million for the year ended December 31, 2012, compared with a net outflow of €36.5 million for the year ended December 31, 2011. The downturn over the period is mainly due to a negative effect of fuel prices on SNCM’s results.

Adjusted operating cash flow in this segment also benefited from the implementation of the Efficiency and Convergence plans (€15 million net impact), of which €8 million is attributable to the Convergence plan.

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Net Finance Costs (in € million)	Year ended December 31, 2012	Year ended December 31, 2011
Income	80.1	112.9
Expenses	(838.9)	(823.0)
Finance costs, net	(758.8)	(710.1)

Net finance costs increased from €710.1 million in 2011 to €758.8 million in 2012. Average net financial debt decreased from €14.6 billion as of December 31, 2011 to €14.3 billion as of December 31, 2012. Average net financial debt is a non-GAAP measure described below under “—Liquidity and Capital Resources – Liquidity – Financial Debt Structure”.

The increase in net finance costs was mainly due to the active management of debt and costs resulting from the early redemption of US private placements (USPP) in February 2012 and bond redemptions in the fourth quarter of 2012 (related repurchase costs of €47.3 million are included as adjustments to net finance costs). These costs are partially offset by a decrease in expenses following the redemption of bond maturing in February 2012 (5.875%). These transactions were performed to optimize the cost of carry. The increase in net finance costs also reflected decreased income on cash and cash equivalents due to lower interest rates.

The financing rate (defined as the ratio of net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting to average monthly net financial debt for the period) decreased to 5.25% in 2012 compared to 5.39% in 2011 (excluding the cost of debt repurchases in December 2012 of €47 million, which is included as adjustments to net finance costs). This decrease is mainly due to active debt management and amortization of debt, as well as the impact of the reimbursement of bonds maturing in February 2012.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (in € million)	Year ended December 31, 2012	Year ended December 31, 2011
Net gains on loans and receivables	18.4	14.0
Net gains and losses on available-for-sale assets (including dividends)	4.9	4.6
Assets and liabilities at fair value through profit and loss	(1.0)	-
Unwinding of the discount on provisions	(58.9)	(50.1)
Foreign exchange gains and losses	(21.1)	(6.6)
Other	(5.8)	(9.3)
Other financial income and expenses	(63.5)	(47.4)

Other financial income and expenses decreased from net expenses of €47.4 million for the year ended December 31, 2011 to €63.5 million in net expenses for the year ended December 31, 2012, reflecting the changes in the items set forth in the table above.

Income Tax Expense

Net income tax expense decreased from €520.9 million in 2011 to €159.0 million in 2012. The difference results from two principal factors. First, in 2012 we recognized €120 million in tax loss carry forwards that previously had not been recorded as deferred tax assets, resulting from improved estimates of future taxable income and changes in the scope of the US tax group in the Energy Services division (the latter accounted for approximately €53.9 million of this amount). Second, in 2011 we recorded significant impairment charges in respect of deferred tax assets in France (€86.9 million) and the United States (€137.6 million), described in “—Year ended December 31, 2011 compared with Year ended December 31, 2010—Income Tax Expense.”

Our 2012 effective tax rate was 58.3%. The difference compared to the income tax rate in 2012 of 39.2% (37.2% in 2011) results from three factors. First, we incurred €85.6 million of goodwill impairment charges that are not deductible from taxable income. Second, of our €186.5 million of impairment charges in respect of property, plant and equipment and receivables, only €19.7 million was tax deductible. Third, we recorded the charge relating to changes in the scope of the US tax group in the Energy Services division described above.

Share of Net Income of Associates

The share of net income of associates increased from €11.7 million in 2011 to €30 million in 2012. This increase was mainly due to the change to equity method accounting of Berlin Water beginning on October 31, 2012.

Net Income from Discontinued Operations

Net income from discontinued operations was €386.1 million for the year ended December 31, 2012, compared with €121.0 million for the year ended December 2011. This line item mainly comprises the following amounts:

•

net income of regulated Water activities in the United Kingdom divested in June 2012, including a capital gain on disposal of €233.3 million net of transaction costs;

•

net income of solid waste activities in the United States in the Environmental Services division divested in November 2012, including a capital gain on disposal of €208.4 million net of the tax impact and transaction costs;

•

fair value adjustments of approximately €20 million to the carrying value of Veolia Transdev, based on the €400 million reference value (for 100% of the entity), mentioned in the October 22, 2012 agreement to negotiate;

•

reclassification and fair value remeasurement of net income and expenses of Water activities in Morocco, which is in the course of divestiture;

•

reclassification of net income and expenses of wind energy activities, which are in the course of divestiture; and

•

fair value remeasurement of the net income and expenses of Citelum urban lighting activities in the Energy Services division, which are in the course of divestiture.

Veolia Transdev

The following table sets forth the key operational indicators for Veolia Transdev in 2012 and 2011. The figures represent 100% of the relevant line items for Veolia Transdev. Our share of Veolia Transdev’s income and expense is 50%.

(in € million)	Veolia Transdev Year ended December 31, 2012(1)	Veolia Transdev Year ended December 31, 2011(2)
Revenue	7,566.7	7,863.8
Adjusted operating cash flow	354.8	373.0
Operating income	(266.3)	(522.8)
Net income	(363.9)	(615.9)
of which SNCM Net income	(21.6)	(149.5)

(1)  Veolia Transdev at 100%, not re-presented for IFRS 5, (at sub-group level), i.e. including the results of SNCM.

(2)  2011 figures are calculated by combining two months of Veolia Transport figures, for January and February of 2011 with ten months of figures from the 2011 financial statements for the Veolia Transdev group, following its creation on March 3rd, 2011.

Veolia Transdev reported a decline in revenue of 3.8% in 2012 compared to 2011 revenue figures. On the same accounting basis, revenues grew 2.3% at constant consolidation scope and exchange rates. This growth was driven by international activities and primarily the start-up of the Nassau County bus contract in New York, the Oresund train contract in Sweden, the second tranche of the Santiago bus contract in Chile, as well as a new tranche of a train contract with S.Bahn in Germany and the launch of Sydney ferry activities in August 2012 in Australia. France and the Netherlands reported a drop in activity following the loss of the tram and bus contracts in Orleans and Aix en Provence (effective January 1) and a downturn in taxi activities in the Netherlands, despite the renegotiation of urban bus and tram contacts (particularly Nice and Saint-Etienne), the launch of new contracts (for light two-wheel cars in Mont Saint-Michel in 2012, Carcassonne and Perpignan airports in 2011) and organic growth (indexation and passenger frequency) in France.

Veolia Transdev’s adjusted operating cash flow decreased 4.9% in 2012 at current exchange rates, due to an increase in fuel costs and the above-mentioned contractual changes in France and the Netherlands. Veolia Transdev benefited from the full effect of the contribution of new contracts outside France (particularly in the United States and Sweden) and the initial results of the efficiency and synergy plans.

As of December 31, 2012, Veolia Transdev’s operating income was affected by impairment of goodwill and charges on non-current assets of €320.7 million, notably in the Netherlands. As of December 31, 2011, impairment losses of €569.9 million were recorded, in particular related to SNCM, Germany and France.

Net Income for the Year Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was €136.0 million for the year ended December 31, 2012, compared to €173.2 million for the year ended December 31, 2011. This decrease is mainly due to the decrease in the net income of Berlin Water in line with the order issued by the German Federal Cartel Office to reduce Berlin drinking water tariffs and, to a lesser extent, the change in consolidation method of our stake in Berlin Water (from proportionate consolidation to equity method accounting) beginning October 31, 2012). This decrease is also attributable to EDF’s share of receivables write-downs and accrued expenses in Italy in the Energy Services division.

Net Income Attributable to Owners of the Company

Net income attributable to owners of the Company was €393.8 million in 2012, compared to a net loss of €489.8 million in 2011. Adjusted net income attributable to owners of the Company was €59.5 million in 2012, compared to €194.7 million in 2011. The difference between net income attributable to owners of the Company and adjusted net income attributable to owners of the Company reflected mainly income from discontinued operations (including capital gains on divestitures) in 2012, and impairment charges relating to goodwill and non-current assets in 2011.

Given the weighted average number of shares outstanding of 506.7 million in 2012, compared to 496.3 million in 2011, income per share attributable to owners of the Company (basic and diluted) was €0.78 in 2012, compared to a loss of €0.99 in 2011. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.12 in 2012, compared to €0.39 in 2011. See Item 3. “Key Information—Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2012 is determined as follows

Year ended December 31, 2012 (in € million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,193.7	(98.7)(1)	1,095.0
Net finance costs	(711.5)	(47.3)(2)	(758.8)
Other financial income and expenses	(63.5)		(63.5)
Income tax expense	(212.9)	53.9(3)	(159.0)
Share of net income of associates	30.0		30.0
Net income / (loss) from discontinued operations		386.1(4)	386.1
Non-controlling interests	(176.3)	40.3	(136.0)
Net income attributable to owners of the Company	59.5	334.3	393.8

(1)  Adjustments to operating income are described above under “Operating Income-Adjusted Operating Income”.

(2)  Costs related to bond redemptions at the end of the year, as presented above under “Net Finance costs”.

(3)  Relates to change in scope of U.S. tax group in the Energy Services division. See “—Income Tax Expense” above.

(4)  Includes primarily capital gains on disposal of regulated Water activities in the United Kingdom and solid waste activities in the United States in the Environmental Services division.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2011 is determined as follows:

Year ended December 31, 2011 (in € million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,557.8	(728.7)(1)	829.1
Net finance costs	(710.1)		(710.1)
Other financial income and expenses	(47.4)		(47.4)
Income tax expense	(337.3)	(183.6)(2)	(520.9)
Share of net income of associates	11.7		11.7
Net income / (loss) from discontinued operations	-	121.0	121.0
Non-controlling interests	(280.0)	106.8(3)	(173.2)
Net income attributable to owners of the Company	194.7	(684.5)	(489.8)

(1)   Adjustments to operating income are described above under “Operating Income-Adjusted Operating Income”.

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

YEAR ENDED DECEMBER 31, 2011 COMPARED
TO YEAR ENDED DECEMBER 31, 2010

Revenue

Overview

The following table shows a breakdown of our revenues in 2010 and 2011:

Year ended December 31, 2011 (in € million)	Year ended December 31, 2010 (in € million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
28,576.5	27,851.6	2.6%	1.8%	0.8%	0.0%

For the year ended December 31, 2011, our consolidated revenue was €28,576.5 million, representing an increase of 2.6% compared to revenue of €27,851.6 million for the year ended December 31, 2010. At constant consolidation scope and exchange rates, 2011 revenue increased 1.8% compared to 2010 revenue.

The impact of changes in consolidation scope on 2011 revenue includes €231.9 million relating to acquisitions and divestitures that took place in 2010 and 2011, including €230.0 million in the Water division (primarily resulting from the acquisition of certain assets from United Utilities in 2010), a decrease in revenue of €39.3 million in the Environmental Services division (principally due to the sale of operations in Belgium and New Caledonia), an increase in revenue of €133.3 million in the Energy Services division (related to the acquisition of certain activities in the Czech Republic from NWR Group in 2010 and the acquisition of the Warsaw district heating network in October 2011) and decrease in revenue of €128.7 million due to 12 months of SNCM revenue being included in 2010 accounts (at 100%) compared with only 10 months of SNCM revenue in 2011 accounts (at 50%.).

The €11.0 million negative foreign exchange impact primarily reflects the appreciation compared to the euro of the Australian dollar in the amount of €65.9 million, the Swiss franc in the amount of €29.0 million and Eastern European currencies (Czech Republic and Poland) in the amount of €18.5 million, offset by the depreciation of the U.S. dollar in the amount of €81.2 million and the pound sterling in the amount of €22.1 million.

The increase in revenues at constant consolidation scope and exchange rates is explained principally by the following factors:

•

In the Environmental Services division, the price of recycled raw materials increased, which increased division revenues by €167 million (primarily in France and Germany), and activity levels improved, particularly for the treatment of hazardous waste, although growth was slower in the second half of 2011.

•

Water division revenue grew, mainly due to the good contribution of operating activities in Europe (primarily Germany and Central and Eastern Europe) and in Asia; but this was partially offset by the negative impact of contractual erosion in France and unfavorable summer weather conditions.

•

In the Energy Services division, energy prices increased (which increased revenue by €265 million compared to 2010), but this was offset by the impact of unfavorable weather conditions, particularly in the last quarter of 2011, a downturn in Works activities and the termination of installation activities in the photovoltaic solar energy sector in Southern Europe.

Growth slowed during the second half of 2011, particularly in the fourth quarter, due to an unfavorable base effect for the Technologies and Networks business in the Water division, the downturn in the economic environment in the Environmental Services division (primarily the price of recycled raw materials) and particularly unfavorable weather conditions for the Energy Services division.

The share of revenue generated outside France in 2011 was €16,995.8 million, or 59.5% of total revenue compared to 58.4% in 2010.

The following table shows a breakdown of our revenues by division in 2011 and 2010:

Revenues by Division	Year ended	Year ended	% Change
(in € million)	December 31, 2011	December 31, 2010	2011/2010
Water	11,921.3	11,594.0	2.8%
Environmental Services	9,010.8	8,622.3	4.5%
Energy Services	7,138.2	7,060.4	1.1%
Other	506.2	574.9	(11.9)%
Revenue	28,576.5	27,851.6	2.6%
Revenue at 2010 exchange rates	28,623.2	27,851.6	2.6%

Water

The following table shows a breakdown of our revenues within the Water division in 2011 and 2010:

Year ended December 31, 2011 (in € million)	Year ended December 31, 2010 (in € million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
11,921.3	11,594.0	2.8%	0.9%	2.0%	(0.1)%

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

Revenue from Operations increased 3.4% (1.1% at constant consolidation scope and exchange rates), reflecting the following:

•

In France, revenue declined 2.6% (2.3% at constant consolidation scope), mainly due to the impact of contractual negotiations (in particular the contract with “Syndicat des Eaux d’Ile de France” (SEDIF) for water services in suburban areas near Paris) and to a lesser extent the ongoing decline in volumes sold compared to 2010 (representing a 1% decrease in volumes in 2011 compared to 2010). These two impacts were partially offset by a favorable price effect tied to movements in indices.

•

Outside France, revenue increased 7.5% (3.4% at constant consolidation scope and exchange rates). In Europe, growth of 14.0% (6.3% at constant consolidation scope and exchange rates) includes the favorable contribution of activities in Germany and the good performance recorded in Central and Eastern Europe (in particular a very favorable price impact with lower volumes sold). Revenue in the Asia-Pacific region rose 2.9% (stable at constant consolidation scope and exchange rates). Revenue increased in China, due to growth in volumes and the continuation of the tariff increase process (particularly in Shenzhen) and despite a decline in construction revenue. In the rest of Asia, a surge in activity in Japan following the earthquake in March 2011 offset a downturn in Australia due to the completion of construction work on the desalination and recycled water production plant and the end of the Adelaide contract.

Technologies and Networks revenue increased 1.5% (0.6% at constant consolidation scope and exchange rates) despite the completion of Middle East desalination contracts in the Design and Build sector. This activity benefited from the launch of construction work on the Hong Kong sludge incinerator and a net recovery in industrial client activities reflected by an increase in orders.

Environmental Services

The following table shows a breakdown of our revenues in the Environmental Services division in 2011 and 2010:

Year ended December 31, 2011 (in € million)	Year ended December 31, 2010 (in € million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
9,010.8	8,622.3	4.5%	4.8%	(0.5)%	0.2%

The 4.8% internal growth in revenue reflects the increase in the price of recycled raw materials, which increased division revenues by €167 million (primarily in France and Germany), and the improvement in activity levels, particularly for the treatment of industrial non-hazardous and hazardous waste, but with a slower growth rate in the second half of the year. The fourth quarter of 2011 faced an unfavorable base effect given high paper and cardboard prices and activity levels that were already rising for these treatment and service businesses in the prior year quarter.

In France, revenue increased 3.8% (5.0% at constant consolidation scope) under the combined effect of recycled raw material prices that remained high (paper/cardboard and metals), net commercial gains and an increase in hazardous waste and landfill activities.

Outside France, revenue grew 5.0% (4.7% at constant consolidation scope and exchange rates). Revenue in Germany increased 9.5% (6.4% at constant consolidation scope) benefiting from higher paper and cardboard prices and the good contribution of activities in the commercial and industrial sector. Municipal waste collection activities continued to experience significant competitive pressure. Revenue in the United Kingdom increased 5.4% (6.7% at constant consolidation scope and exchange rates), in line with progress on integrated contracts and a better asset utilization rate and despite the economic environment, which remains difficult and is weighing on other division activities. North America revenue declined 7.2% (3.4% at constant consolidation scope and exchange rates), as the increase in hazardous waste treatment activities and the resistance of solid waste activities was penalized by the fall in the fleet utilization rate in the Gulf of Mexico in the Marine Services business. In the Asia-Pacific region, revenue growth of 9.2% (3.7% at constant consolidation scope and exchange rates) benefited from an increase in industrial services activities, driven by the mining industry and commercial waste collection in Australia.

Energy Services

The following table shows a breakdown of our revenues in the Energy Services division in 2011 and 2010:

Year ended December 31, 2011 (in € million)	Year ended December 31, 2010 (in € million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
7,138.2	7,060.4	1.1%	(0.7)%	1.9%	(0.1)%

Energy Services division revenue grew 1.1% in 2011, although it was down 0.7% at constant consolidation scope and exchange rates. Increases in energy prices had a positive impact of €265 million compared to 2010, but this was more than offset by the negative impact of less favorable weather conditions across the whole of Europe in 2011 compared to 2010 (representing a negative impact of €285 million compared to 2010).

In France, revenue rose 2.3% (2.2% at constant consolidation scope), driven by the increase in the average fuel basket prices in weather conditions considerably less favorable than in 2010.

Outside France, revenue remained stable (down 3.3% at constant consolidation scope and exchange rates). Continental European countries reported growth of 4.3%, due in particular to the acquisition of the Warsaw district heating network in the last quarter of 2011. At constant consolidation scope and exchange rates, revenue fell 5.4%: the increase in the price of heat and electricity in 2011 compared to 2010 was offset by the impact of unfavorable weather conditions and the lower electric capacity revenue and subsidies received on the sale of cogenerated energy, which varied between countries (Czech Republic, Poland, Hungary, Estonia). In addition, activities in Southern Europe were penalized by commercial and operating difficulties and the discontinuation of photovoltaic field installation activities.

External revenue growth in the Energy Services division in 2011 is attributable to the reorganization of activities in the Czech Republic in 2010, and to the acquisition of the Warsaw district heating network in October 2011.

Other Segment

The following table shows a breakdown of our revenues in the Other Segment division in 2011 and 2010:

Year ended December 31, 2011 (in € million)	Year ended December 31, 2010 (in € million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
506.2	574.9	(11.9)%	6.0%	(16.0)%	(1.9)%

Other segment revenue decreased by 11.9% in 2011 compared to 2010, but grew by 6.0% at constant consolidation scope and exchange rates. The growth at constant consolidation scope and exchange rates was primarily driven by Proactiva’s growth of 12.3% (17.4% at constant consolidation scope and exchange rates) particularly in Argentina.

The external revenue decrease in this segment in 2011 is mainly attributable to SNCM, in respect of which 12 months of revenue at 100% was included in 2010 compared with only 10 months of revenue at 50% in 2011. SNCM was part of our Transportation division that was contributed to Veolia Transdev in March 2011 and which we subsequently agreed to re-acquire from that entity.

Revenue by Geographical Region

The following table shows a breakdown of our revenue by geographical region and operating segment (division):

Year ended December 31, 2011 (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,548.0	1,519.3	482.8	1,066.1	766.1	743.0	238.6	1,573.3	281.0	703.1	11,921.3
Environmental Services	3,384.2	1,210.2	1,626.0	309.7	568.6	644.1	704.6	237.8	105.1	220.5	9,010.8
Energy Services	3,421.5	9.5	190.1	1,414.2	1,385.3	290.9	49.8	100.6	93.4	182.9	7,138.2
Other	227.0	-	4.1	-	24.0	-	-	-	-	251.1	506.2
Revenue	11,580.7	2,739.0	2,303.0	2,790.0	2,744.0	1,678.0	993.0	1,911.7	479.5	1,357.6	28,576.5

Year ended December 31, 2010 (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,649.7	1,434.6	308.6	951.5	751.4	686.2	262.3	1,330.6	491.9	727.2	11,594.0
Environmental Services	3,257.3	1,104.5	1,550.7	303.3	524.0	701.9	606.4	256.3	87.0	230.9	8,622.3
Energy Services	3,344.4	2.4	186.7	1,362.8	1,513.8	301.4	41.0	77.6	85.9	144.4	7,060.4
Other	337.8	-	4.0	-	17.7	-	-	-	-	215.4	574.9
Revenue	11,589.2	2,541.5	2,050.0	2,617.6	2,806.9	1,689.5	909.7	1,664.5	664.8	1,317.9	27,851.6

Change (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(101.7)	84.7	174.2	114.6	14.7	56.8	(23.7)	242.7	(210.9)	(24.1)	327.3
Environmental Services	126.9	105.7	75.3	6.4	44.6	(57.8)	98.2	(18.5)	18.1	(10.4)	388.5
Energy Services	77.1	7.1	3.4	51.4	(128.5)	(10.5)	8.8	23.0	7.5	38.5	77.8
Other	(110.8)	-	0.1	-	6.3	-	-	-	-	35.7	(68.7)
Revenue	(8.5)	197.5	253.0	172.4	(62.9)	(11.5)	83.3	247.2	(185.3)	39.7	724.9
Change (%)	(0.1)%	7.8%	12.3%	6.6%	(2.2)%	(0.7)%	9.2%	14.9%	(27.9)%	3.0%	2.6%
Change at constant exchange rates (%)	(0.1)%	7.8%	13.4%	6.2%	(3.7)%	4.1%	1.8%	14.4%	(26.6)%	4.8%	2.6%

France

Revenue remained stable, with a decrease of 0.1% in 2011. Water division activities in France suffered from the slowdown in the Construction business, contractual erosion (primarily on the contract with “Syndicat des Eaux d’Ile de France” (SEDIF)) and a decline in volumes sold compared to 2010, particularly in July 2011 due to weather conditions (with a negative impact of 1.0% in 2011 compared to 2010). This was partially offset by a positive price effect tied to movements in indices.

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

United Kingdom

Revenue increased 13.4% in 2011 at constant exchange rates. It benefited from the ramp-up of new integrated contracts, partially offset by a drop in landfill volumes in the Environmental Services division. Assets acquired from United Utilities account for the majority of the revenue increase in the Water division in this country.

Central and Eastern Europe

Revenue increased 6.2% in 2011 at constant exchange rates. Revenue growth in Central Europe was driven by the activities of the Water and Energy Services divisions, which benefited from the consolidation of the activities of assets purchased from United Utilities in Sofia, and the purchase of SPEC in Poland, as well as reorganization measures implemented in the Czech Republic in 2010.

Other European Countries

Revenue declined 3.7% at constant exchange rates. Revenue benefited from an increase in Energy Services activities in Northern European countries, although this was more than offset by difficulties in Southern Europe.

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

United States

Revenue increased 4.1% at constant exchange rates. Activities in the United States were marked by contrasting developments across the businesses:

•

the Water division benefited from a net recovery in industrial client activities; and

•

the Environmental Services division was penalized by the fall in the fleet utilization rate in the Gulf of Mexico in the first-half of the year in the Marine Services business, despite growth in hazardous waste treatment activities.

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

Rest of the World (Including the Middle East)

While our revenue in the Middle East declined by 26.6% in 2011, mainly due to the completion of certain major construction contracts in the Water division, other regions grew by 3.0% or 4.8% at constant exchange rates.

Operating Income and Adjusted Operating Income

Operating Income

Operating income was €829.1 million for the year ended December 31, 2011, compared to €1,776.1 million for the year ended December 31, 2010, representing a decrease of 53.3% (53.8% at constant exchange rates). The decline resulted primarily from the following factors:

•

A decline in adjusted operating cash flow of 4.3% (4.4% at constant exchange rates) to €2,852.6 million for the year ended December 31, 2011, compared to €2,982.2 million for the year ended December 31, 2010. The adjusted operating cash flow margin fell 0.7 points from 10.7% in 2010 to 10.0% in 2011. This is discussed below under “—Adjusted Operating Cash Flow;”

•

Impairment charges on goodwill and non-current assets of €806.3 million, discussed below under “—Goodwill and Asset Impairment Charges and Restructuring Costs;”

•

The effect of changes in discount rates applied to site rehabilitation provisions in the Environmental Services division, which had no impact for the year ended December 31, 2011, compared to a positive impact of €26 million for the year ended December 31, 2010; and

•

Capital gains on industrial and financial asset divestitures of €77.1 million in the year ended December 31, 2011, compared to €199.0 million in the year ended December 31, 2010 (including a capital gain of €89.0 million on the divestiture of Usti Nad Labem in the Energy Services division in 2010).

The effects of our ongoing Efficiency Plan contributed €246 million of gross savings in 2011.

Operating depreciation and amortization charges were €1,388.9 million for the year ended December 31, 2011, compared to €1,355.7 million for the same period in 2010. This increase includes the effect of changes in consolidation scope following the acquisition of certain United Utilities assets in the Water division and the acquisition of the Warsaw district heating network in the Energy Services division. It also includes the impact of the changes in discount rates associated with site rehabilitation provisions, described above.

Cost of sales totaled €24,143.0 million for the year ended December 31, 2011, or 84.5% of total revenue, compared to €22,644.2 million for the year ended December 31, 2010, or 81.3% of total revenue. The increase in the ratio of cost of sales to total revenue is mainly due to the goodwill and non-current asset impairment charges being recognized in cost of sales, as well as modest increases in personnel costs and depreciation and amortization.

Selling costs and general and administrative expenses for the year ended December 31, 2011 totaled €582.7 million and €3,084.5 million, respectively, compared to €572.8 million and €3,040.7 million for the year ended December 31, 2010. Selling costs and general and administrative expenses represented 12.8% of revenue in 2011, compared to 13.0% in 2010. The increase in selling costs and general and administrative expenses was primarily due to expenses associated with implementing cost reduction plans in 2011.

Goodwill and Asset Impairment Charges and Restructuring Costs

Our 2011 operating income was adversely impacted by €841.8 million of goodwill and asset impairment charges (a figure that excludes impairment charges relating to Veolia Transdev, which are recorded in discontinued operations and discussed below) and restructuring costs. In this section, we first describe the events and circumstances that gave rise to these charges, and then we describe how they affected various items in our consolidated financial statements and the measures that we present in this Item 5.

The principal impairment charges, and the events and circumstances that gave rise to them, are described below.

•

Italy. Approximately €520 million of our impairment charges were recorded in our activities in Italy. In 2011, the substantial economic disruption resulting from the spread of the European sovereign debt crisis to Italy resulted in a deterioration in the ability of public sector customers to make payments and to meet their obligations under our contracts. In addition, we experienced issues specific to each of our segments in Italy. In particular:

-

In the Water division, we recognized goodwill and non-current asset impairment charges of €75.5 million. Several factors contributed to these charges. We experienced a slowdown in payments from public sector customers, and difficulties obtaining continued financing, as banks would not provide factoring on the basis of public sector receivables. Economic adjustment mechanisms in our contract in Calabria were not implemented, and we ultimately provided notice of our intention to terminate of the contract. Finally, the regulatory environment became subject to uncertainty following an unfavorable referendum vote on private sector involvement in the water business in June 2011.

-

In the Environmental Services division, we recognized goodwill and asset impairment charges of €196.8 million. In June 2011, we signed a settlement agreement resolving litigation involving the party that sold the Calabria business to us, which remained our minority partner until we purchased its interest in our subsidiary as part of the settlement. We also determined that, despite consistently winning litigation to obtain payments from the Calabria region, as a practical matter we were unlikely to collect those payments. In addition, we were unable to obtain authorization to restart the Falascaia incinerator in Tuscany. The litigation, the settlement agreement and the proceedings relating to the Tuscany incinerator are described in Item 8. “Financial Information—Litigation.” We recorded €148.7 million of goodwill and asset impairment charges in respect of these matters. Subsequently, following our inability to negotiate acceptable contractual terms, we decided to terminate our incinerator concession arrangement in Calabria due to breach of contract by the Calabria concession authority, and we launched a restructuring plan and placed our subsidiary in Calabria in voluntary liquidation. As a result, we recorded an additional €48.1 million of charges for asset impairment and restructuring costs.

-

In the Energy Services division, following a gradual decline in the performance of our business, we appointed new management at the end of 2010. See Item 4. “Information on the Company – Description of our Main Businesses – Energy Services” for further information. Following its appointment, the new management adopted a comprehensive restructuring of our activities (involving, in particular, employee redundancy plans, the regrouping of sites and the discontinuation of certain activities, including solar activities that were managed jointly with our Spanish business described below). Related asset impairment charges and reorganization costs totaled €247.7 million.

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

-

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

-

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

•

Other. We recorded €8.3 million of other restructuring costs in the Energy Services division in Italy and Eastern Europe and €77.8 million impairment losses on non-current assets of the SNCM Group.

Of the €841.8 million of the main impairment charges and restructuring costs recorded in 2011, €806.3 million relates to goodwill and non-current assets. €472.4 million of this amount relates to goodwill, and €333.9 million relates to non-current assets such as concession intangibles, purchased contract rights and other assets. The remaining €35.5 million relates to other charges, primarily restructuring costs in Italy and Eastern Europe, and asset impairment charges in respect of current assets (such as receivables).

Approximately €728.7 million of our impairment charges are excluded from our adjusted operating income. As described above under “Accounting Policies and Presentation – Presentation of Information in this Item – Non-GAAP Measures,” our goodwill impairment charges and our most significant asset impairment charges (which are part of our “special items”) are excluded from adjusted operating income, because we consider that they do not represent the normal income-generating aspects of our business. In general, we exclude impairment charges on non-current assets as “special” items when they do not reflect our ordinary activities and are large enough to significantly impact the economics of a cash-generating unit. In 2011, all impairment charges recorded in Italy (except the Environmental Services charge described below) were excluded from adjusted operating income, because they resulted at least in part from the same external economic trigger, even if certain charges taken individually would not otherwise have met our quantitative thresholds.

The only exception in Italy was the €48.1 million in charges (€41.5 million of non-current assets and €6.6 million of other charges) recorded in our Environmental Services division as a result of our decision to launch a restructuring plan and file for voluntary liquidation of TEC, our waste treatment company in Calabria (Italy). We did not exclude this from adjusted operating income because it resulted from a separate event (the termination of our contract and closure of a facility) that we believe to be representative of our operating activities.

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

	Impairment of assets and goodwill and reorganization costs
		Non-current assets			Other Charges(1)
(in € million)	Goodwill	Included in Adjusted operating income	Other non-current asset impairments (adjustments)	Total	Included in Adjusted operating income	Other (adjustments)	Total
Water	(28.2)	(11.2)	(50.6)	(90.0)			(90.0)
of which Italy	(22.9)	-	(52.6)	(75.5)			(75.5)
Environmental Services	(78.1)	(79.9)	(50.0)	(208.0)	(6.6)	(20.6)	(235.2)
of which Italy	(78.1)	(41.5)	(50.0)	(169.6)	(6.6)	(20.6)	(196.8)
Energy Services	(366.1)	(15.4)	(49.0)	(430.5)		(8.3)	(438.8)
of which Italy	(193.8)		(49.0)	(242.8)		(4.9)	(247.7)
Other	-		(77.8)	(77.8)			(77.8)
TOTAL	(472.4)	(106.5)	(227.4)	(806.3)	(6.6)	(28.9)	(841.8)
(1) Includes primarily restructuring costs (mainly in Italy and Eastern Europe) and current asset impairment charges.

Adjusted Operating Income

Adjusted operating income was €1,557.8 million for the year ended December 31, 2011, compared to €1,685.4 million for the year ended December 31, 2010, representing a decrease of 7.6% (8.0% at constant exchange rates). The adjusted operating income margin fell from 6.1% for the year ended December 31, 2010 to 5.5% for the same period in 2011.

Adjusted operating income is equal to operating income, excluding goodwill impairment charges and special items. In 2011, adjusted operating income excluded €728.7 million of goodwill and other impairment charges, and other special items. In 2010, it excluded mainly a €89.0 million of capital gains relating to the divestiture of Usti Nad Labem in the Energy Services division. These differences explain the fact that the decline in adjusted operating income was much smaller than the decline in operating income. The following tables reconcile adjusted operating income to operating income for the years ended December 31, 2011 and 2010.

Year ended December 31, 2011 (in € million)	Adjusted operating income	Adjustments		Operating income
		Impairment Goodwill losses	Special Items
Water	869.2	(28.2)	(50.6)	790.4
Environmental Services	417.0	(78.1)	(70.6)	268.3
Energy Services	387.0	(366.1)	(57.3)	(36.4)
Other	(115.4)	0.0	(77.8)	(193.2)
TOTAL	1,557.8	(472.4)	(256.3)	829.1
(1) Impairment losses on goodwill recorded in respect of Group subsidiaries in Italy (€294.8 million) and the United States (€153.1 million) in 2011.

Year ended December 31, 2010 (in € million)	Adjusted operating income	Adjustments		Operating income
		Impairment Goodwill losses	Special Items(1)
Water	916.3		0.4	916.7
Environmental Services	483.4	(0.2)	1.5	484.7
Energy Services	431.8		89.0	520.8
Other	(146.1)			(146.1)
TOTAL	1,685.4	(0.2)	90.9	1,776.1
(1) Mainly capital gains realized on the divestiture of the 85% shareholding of Dalkia Usti nad Labem in the Energy Services division.

Adjusted operating income was negatively impacted in 2011 by operational difficulties that affected adjusted operating cash flow, as well as asset impairments, notably in North Africa, in Southern Europe and in Marine Services operations. Non-current asset impairments impacted adjusted operating income by €106.5 million, including €41.5 million relating to the termination of our incinerator activities and liquidation of our subsidiary in Calabria (an additional €6.6 million of impairment charges relating to current assets and restructuring costs relating to Calabria also impacted adjusted operating income). Adjusted operating income also included capital gains on industrial and financial asset divestitures of €77.1 million in 2011 compared to €199.0 million in capital gains for the same period in 2010.

Operating Income and Adjusted Operating Income by Division

The following table breaks down changes in operating income and adjusted operating income by division for the years ended December 31, 2011 and 2010.

	Operating income				Adjusted operating income
	Year ended December 31, 2011	Year ended December 31, 2010	% change	% change at constant exchange rates	Year ended December 31, 2011	Year ended December 31, 2010	% change	% change at constant exchange rates
Water	790.4	916.7	(13.8)%	(14.2)%	869.2	916.3	(5.1)%	(5.6)%
Environmental Services	268.3	484.6	(44.6)%	(45.9)%	417.0	483.4	(13.7)%	(15.0)%
Energy Services	(36.4)	520.8	(107.0)%	(106.9)%	387.0	431.8	(10.4)%	(10.2)%
Other	(193.2)	(146.0)	(32.3)%	(31.1)%	(115.4)	(146.1)	21.0%	22.2%
TOTAL	829.1	1,776.1	(53.3)%		1,557.8	1,685.4	(7.6)%
Total at 2010 exchange rates	821.1	1,776.1		(53.8)%	1,549.8	1,685.4		(8.0)%
Margin	2.9%	6.4%			5.5%	6.1%

Water

The Water division’s operating income declined to €790.4 million for the year ended December 31, 2011 compared to €916.7 million for the year ended December 31, 2010, representing a decrease of 13.8% (14.2% at constant exchange rates). Adjusted operating income decreased 5.1% (5.6% at constant exchange rates) to €869.2 million for the year ended December 31, 2011, compared to €916.3 million for the year ended December 31, 2010.

The following factors affected the change in both operating income and adjusted operating income from 2010 to 2011:

•

A decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

A €48.6 million decrease in capital gains on industrial and financial divestitures, which were particularly favorable in 2010;

•

Impairment charges in respect of non-current assets in Southern Europe in the amount of €11.2 million as of December 31, 2011 affected the adjusted operating income; and

•

An increase in net operating depreciation and amortization charges attributable to changes in consolidation scope with the acquisition of certain assets from United Utilities.

In addition, operating income (but not adjusted operating income) was affected by €28.2 million of goodwill impairment charges recognized in Southern Europe, and €50.6 million of additional non-current asset impairment charges recorded as special items (mainly reflecting charges recorded in Italy), in the year ended December 31, 2011.

The operating income margin (operating income / revenue) fell from 7.9% in the year ended December 31, 2010 to 6.6% in the year ended December 31, 2011. The adjusted operating income margin (adjusted operating income / revenue) fell from 7.9% in the year ended December 31, 2010 to 7.3% in the year ended December 31, 2011.

Environmental Services

The Environmental Services division’s operating income declined to €268.3 million for the year ended December 31, 2011, compared to €484.7 million for the year ended December 21, 2010, representing a decrease of 44.6% (45.9% at constant exchange rates). Adjusted operating income decreased 13.7% (15.0% at constant exchange rates) to €417.0 million for the year ended December 31, 2011, compared to €483.4 million for the year ended December 31, 2010.

The following factors affected the change in both operating income and adjusted operating income from 2010 to 2011:

•

A decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

The impact of the Veolia Environmental Services restructuring in Calabria which led to the recognition of non-current asset impairment charges of €41.5 million and €6.6 million of other charges in the fourth quarter of 2011; and

•

The negative impact of changes in discount rates used at December 31 each year to calculate site rehabilitation provisions, which reduced operating income and adjusted operating income by €26 million in 2011 compared to 2010.

In addition, operating income (but not adjusted operating income) was impacted by €78.1 million of goodwill impairment charges, €50.0 million of non-current asset impairment charges and €20.6 million of current asset impairment charges and restructuring costs recognized in Italy and recorded as special items for the year ended December 31, 2011.

The operating income margin fell from 5.6% in the year ended December 31, 2010 to 3.0% in the year ended December 31, 2011. The adjusted operating income margin fell from 5.6% in the year ended December 31, 2010 to 4.6% in the year ended December 31, 2011.

Energy Services

The Energy Services division’s operating income declined to a net operating loss of €36.4 million for the year ended December 31, 2011 compared to an operating profit of €520.8 million for the year ended December 31, 2010. Adjusted operating income decreased 10.4% (a decline of 10.2% at constant exchange rates) to €387.0 million for the year ended December 31, 2011, compared to €431.8 million for the year ended December 31, 2010.

The following factors affected the change in both operating income and adjusted operating income from 2010 to 2011:

•

A decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;” and

•

An increase in net operating depreciation and amortization charges primarily attributable to the acquisition of the Warsaw district heating network.

In addition, operating income (but not adjusted operating income) was impacted by €366.1 million of goodwill impairment charges recognized in Southern Europe and in the United States for the year ended December 31, 2011, as well as €49.0 million of non-current asset impairment charges recorded in Italy and €8.3 million of reorganization costs recorded in Italy and Eastern Europe, in each case recorded as special items. Operating income (but not adjusted operating income) was also impacted by a decrease in capital gains on divestitures (including primarily the absence in 2011 of €89.0 million of capital gains relating to Usti Nad Labem), recorded as special items.

The adjusted operating income margin fell from 6.1% in the year ended December 31, 2010 to 5.5% in the year ended December 31, 2011. The operating income margin fell from 7.4% in the year ended December 31, 2010 to a loss of 0.5% of revenues in the year ended December 31, 2011.

Other segment

Operating loss of our Other segment decreased from €146.0 million for the twelve months ended December 31, 2010, to €193.2 million for the same period in 2011. The decrease in these costs during the period was mainly due to a reduction in overhead and the mutualization of shared services.

Adjusted Operating Cash Flow

Adjusted operating cash flow decreased by 4.3% (4.4% at constant exchange rates), from €2,982.2 million in 2010 to €2,852.6 million in 2011, reflecting:

•

the downturn in activities in Southern Europe, particularly in Italy, and in Marine Services operations in the Gulf of Mexico;

•

restructuring measures and contract terminations tied to the acceleration of the Company’s restructuring and asset optimization strategy and the downturn in the environment in Southern Europe and North Africa;

•

a fall in operational performance in the Water division, primarily related to contractual erosion in France; and

•

expenses relating to the implementation of cost reduction plans.

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

The following table breaks down adjusted operating cash flow by division, at both current and constant exchange rates:

			Change
Adjusted operating cash flow (in € million)	Year ended December 31, 2011	Year ended December 31, 2010	% change	% change at constant exchange rates
Water	1,279.4	1,337.6	(4.3)%	(4.6)%
Environmental Services	1,020.8	1,083.8	(5.8)%	(6.3)%
Energy Services	588.9	647.8	(9.1)%	(8.7)%
Other	(36.5)	(87.0)	58.1%	60.6%
Adjusted operating cash flow	2,852.6	2,982.2	(4.3)%
Adjusted operating cash flow at 2010 exchange rates	2,849.0	2,982.2		(4.4)%
Adjusted operating cash flow margin	10.0%	10.7%

The €3.6 million negative foreign exchange impact on adjusted operating cash flow primarily reflects the appreciation compared to the euro of the Australian dollar in the amount of €5.8 million and Eastern European currencies (Czech Republic and Poland) in the amount of €3.4 million, offset by the depreciation of the U.S. dollar, which accounted for a negative impact of €6.6 million.

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by division in 2011 and 2010:

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2011 (in € million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill	Capital gains (losses) on disposal of non-current assets	Others	Operating Income
Water	1,279.4	37.3(1)	(492.6)	(26.2)	11.6	(19.1)	790.4
Environmental Services	1,020.8	(120.6)	(610.9)	(78.1)	54.4	2.7	268.3
Energy Services	588.9	(36.5)	(232.0)	(366.1)	11.3	(2.0)	(36.4)
Other	(36.5)	(102.2)	(53.4)	-	(0.2)	(0.9)	(193.2)
TOTAL	2,852.6	(222.0)	(1,388.9)	(470.4)	77.1	(19.3)	829.1
(1) Represents primarily the release of provisions following the final resolution of a dispute relating to certain French business taxes.

		Adjusted Operating Cash Flow To Operating Income
Year ended December 31, 2010 (in € million)	Adjusted Operating Cash Flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill	Capital gains (losses) on disposal of non-current assets(1)	Others	Operating Income
Water	1,337.6	(21.3)	(442.2)	0.4	60.2	(18.0)	916.7
Environmental Services	1,083.8	(26.0)	(612.9)	(0.2)	40.3	(0.4)	484.6
Energy Services	647.8	(5.7)	(222.5)	-	99.5	1.7	520.8
Other	(87.0)	28.2	(78.1)	-	(1.0)	(8.1)	(146.0)
TOTAL	2,982.2	(24.8)	(1,355.7)	0.2	199.0	(24.8)	1,776.1
(1) Mainly capital gains realized on the divestiture of the 85% shareholding of Dalkia Usti nad Labem in the Energy Services division.

Water

Adjusted operating cash flow decreased 4.3% (4.6% at constant exchange rates) to €1,279.4 million for the year ended December 31, 2011, compared to €1,337.6 million for the year ended December 31, 2010. The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) fell from 11.5% for the year ended December 31, 2010 to 10.7% for the same period in 2011, penalized by both a fall in the margin on construction activities and downward pressure on margins on the renewal of contracts in France.

For Operations activities, adjusted operating cash flow declined 2.4% at constant exchange rates. In France, the decline in adjusted operating cash flow was due to the negative effects of contractual erosion, in a context of declining volumes sold compared to 2010 attributable to weather conditions in the summer of 2011. Outside France, adjusted operating cash flow benefited from activity growth in Asia and Central and Eastern Europe.

The adjusted operating cash flow of the Technologies and Network business declined in line with the increase in competitive pressure on pipe replacement activities in France. This fall was partially offset by the recovery in industrial activities in the United States.

The impact of our ongoing Efficiency Plan on adjusted operating cash flow of the division represented gross savings of €107 million in 2011.

Environmental Services

Adjusted operating cash flow decreased 5.8% (6.3% at constant exchange rates) to €1,020.8 million for the year ended December 31, 2011 compared to €1,083.8 million for the year ended December 31, 2010. The decrease in adjusted operating cash flow in 2011 was mainly due to:

•

operational difficulties at Marine Services in the Gulf of Mexico, with in particular a fall in asset utilization rates, which had an impact of €28 million;

•

the consequences of the notification of the early termination of the Alexandria contract (Egypt), which had an impact of €27 million; and

•

an unfavorable movement in fuel prices, which was only partially passed on to customers.

These negative items were partially offset by the following factors that had a positive impact on adjusted operating cash flow of the division in 2011:

•

a favorable recycled raw material price effect in 2011, particularly in the first six months;

•

growth in hazardous waste activities in France and in the United States;

•

the ramp-up of integrated contracts in the United Kingdom; and

•

the benefit of our ongoing Efficiency Plan (representing gross savings of €46 million for the division).

The adjusted operating cash flow margin decreased significantly from 12.6% in the year ended December 31, 2010, to 11.3% in the year ended December 31, 2011.

Energy Services

Adjusted operating cash flow decreased 9.1% (a decline of 8.7% at constant exchange rates) to €588.9 million for the year ended December 31, 2011, compared to €647.8 million for the year ended December 31, 2010. Energy Services division adjusted operating cash flow benefited in France from a favorable price impact which offset an unfavorable weather effect. Outside France, the decline in adjusted operating cash flow reflected:

•

unfavorable weather conditions compared to 2010, despite a positive energy price impact;

•

operational and economic difficulties in Southern Europe and particularly Italy; and

•

a fall in sales and electricity prices in Central Europe.

On the other hand, adjusted operating cash flow benefited from a positive contribution from CO2 quota sales in 2011.

The impact of our ongoing Efficiency Plan on adjusted operating cash flow of the division represented gross savings of €65 million in 2011.

The adjusted operating cash flow margin decreased significantly from 9.2% in the year ended December 31, 2010, to 8.2% in the year ended December 31, 2011.

Other Segment

Adjusted operating cash flow of the Other Segment increased, moving from a net outflow of €87.0 million for the year ended December 31, 2010, to a net outflow of €36.5 million for the same period in 2011. The impact of our ongoing Efficiency Plan on adjusted operating cash flow of this segment represented gross savings of €28 million in 2011.

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Net Finance Costs (in € million)	Year ended December 31, 2011	Year ended December 31, 2010
Income	112.9	93.2
Expenses	(823.0)	(816.2)
Finance costs, net	(710.1)	(723.0)

Net finance costs fell from €723.0 million in 2010 to €710.1 million in 2011. The average net financial debt decreased from €15.6 billion as of December 31, 2010 to €14.6 billion as of December 31, 2011. Net financial debt is a non-GAAP measure described under “—Liquidity and Capital Resources” below.

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

•

the increase in short-term rates on the floating-rate portion of the debt; and

•

the cost of buying back a portion of our U.S. dollar bond issue maturing in 2013.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (in € million)	Year ended December 31, 2011	Year ended December 31, 2010
Net gains on loans and receivables	14.0	5.5
Net gains and losses on available-for-sale assets (including dividends)	4.6	(1.4)
Assets and liabilities at fair value through profit and loss	-	(16.7)
Unwinding of the discount on provisions	(50.1)	(61.5)
Foreign exchange gains and losses	(6.6)	(3.5)
Other	(9.3)	(19.8)
Other financial income and expenses	(47.4)	(97.4)
Other financial income and expenses decreased from net expenses of €97.4 million for the year ended December 31, 2010 to €47.4 million in net expenses for the year ended December 31, 2011, reflecting the changes in line with items set forth in the table above.

Income Tax Expense

Net income tax expense increased from €272.4 million in 2010 to €520.9 million in 2011. The increase was largely attributable to impairment charges in respect of deferred tax assets in France and the United States.

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

The income tax expense for the year ended December 31, 2011 is €296.4 million, excluding the write-down of the deferred tax assets of the France tax group and the impact of planned changes in U.S. operations. The income tax rate for the year ended December 31, 2011 is 40.9% after adjustment for the following items:

•

goodwill impairment of €472.4 million;

•

non-current asset impairments in Italy of €193.1 million;

•

the write-down of the net deferred tax asset position of the France tax group of €86.9 million (described above); and

•

the impact of planned changes in U.S. operations of €137.6 million (described above).

Share of Net Income of Associates

The share of net income of associates decreased from of €19.3 million in 2010 to net income of €11.7 million in 2011.

Net Income / (Loss) From Discontinued Operations

Net income from discontinued operations fell from net income of €146.4 million in 2010 to net income of €121.0 million in 2011.

The 2011 figures included a net loss of €55.7 million recorded in respect of Veolia Transdev (including SNCM), which reflected the offsetting impact of two major items relating to the creation of the venture and our decision to withdraw from the Transportation business:

•

We recognized a gain on disposal of our former Veolia Transport subsidiary in the amount of €429.8 million as of March 3, 2011 in connection with the Veolia Transdev combination.

•

We recognized an impairment charge of €440.0 million (including SNCM) in connection with our decision to progressively withdraw from Veolia Transdev announced on December 6, 2011. This impairment charge was the result of a downturn in the performance of the subsidiary, a decrease in implicit market transaction valuation multiples and non-binding offers received in late January 2012. It also took into account the uncertainty related to legal proceedings relating to SNCM (described under Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Litigation”).

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

•

the reclassification of the net income and expenses of Citelum urban lighting activities in the Energy Services division, which is in the process of being divested;

•

the reclassification of the net income and expenses of solid waste activities in the United States in the Environmental Services division divested in November 2012;

•

the reclassification of the net income and expenses of regulated Water activities in the United Kingdom divested in June 2012;

•

the reclassification of net income and expenses of Water activities in Morocco, which is in the course of divestiture in 2012; and

•

the reclassification of net income and expenses of wind energy activities, which are in the course of divestiture in 2012.

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

Net Income (Loss) Attributable to Owners of the Company

Net loss attributable to owners of the Company was €489.8 million in 2011, compared to €558.5 million of net income attributable to owners of the Company in 2010. Adjusted net income attributable to owners of the Company was €194.7 million in 2011, compared to €360.4 million in 2010.

Given the weighted average number of shares outstanding of 496.3 million in 2011, compared to 481.9 million in 2010, loss per share attributable to owners of the Company (basic and diluted) was €0.99 in 2011, compared to earnings per share of €1.16 in 2010. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.39 in 2011, compared to €0.75 in 2010. See Item 3. “Key Information—Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2011 is determined as follows:

Year ended December 31, 2011 (in € million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,557.8	(728.7)(1)	829.1
Net finance costs	(710.1)		(710.1)
Other financial income and expenses	(47.4)		(47.4)
Income tax expense	(337.3)	(183.6)(2)	(520.9)
Share of net income of associates	11.7		11.7
Net income / (loss) from discontinued operations	-	121.0	121.0
Non-controlling interests	(280.0)	106.8(3)	(173.2)
Net income attributable to owners of the Company	194.7	(684.5)	(489.8)

(1)  Adjustments to operating income are described above under “Operating Income-Adjusted Operating Income”.

(2)  Primarily the impairment of deferred tax assets of the France tax group and the impact of planned changes in U.S. tax group as described under “Income Tax Expense” above, net of a tax benefit resulting from certain impairment charges that are excluded from Adjusted Operating Income, primarily in the Energy Services division in Southern Europe.

(3)  Primarily EDF’s share of impairment charges recorded by the Energy Services division in Southern Europe.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2010 is determined as follows:

Year ended December 31, 2010 (in € million)	Adjusted Net Income	Adjustments	Net Income
Operating income	1,685.4	90.7(1)	1,776.1
Net finance costs	(723.0)	-	(723.0)
Other financial income and expenses	(97.4)	-	(97.4)
Income tax expense	(255.2)	(17.2)	(272.4)
Share of net income of associates	19.3	-	19.3
Net income / (loss) from discontinued operations	-	146.4	146.4
Non-controlling interests	(268.7)	(21.8)(2)	(290.5)
Net income attributable to owners of the Company	360.4	198.1	558.5

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

Cash Flows

The following table sets forth information relating to our consolidated cash flows for the years ended December 31, 2011 and 2012.

Consolidated Cash Flows (in € million)	Year ended December 31, 2012	Year ended December 31, 2011
Operating cash flow before changes in working capital and income taxes paid	3,085	3,353
Changes in working capital	103	(41)
Income taxes paid	(336)	(368)
Net cash from operating activities	2,852	2,944
Net cash from/(used in) investing activities	428	(1,138)
Net increase/(decrease) in current borrowings	(1,268)	(534)
New non-current borrowings and other debt	1,326	745
Principal payments on non-current borrowings and other debt	(1,660)	(315)
Issue of share capital subscribed by the non-controlling interests	3	3
Other share capital changes	-	2
Transactions with non-controlling interests: partial purchases and sales	(124)	24
Dividends paid	(547)	(547)
Interest paid	(845)	(754)
Net cash from/(used in) financing activities	(3,115)	(1,376)

The figures in the table above include net cash flows attributable to discontinued operations, in respect of which we recorded net cash from operating activities of €285.7 million in 2012 and €467.7 million in 2011, net cash from investing activities of €2,132.5 million in 2012 and €706.6 million in 2011 and net cash flow used in financing activities of €37 million in 2012 and €71.2 million in 2011.

Net cash from operating activities decreased from €2,944 million in 2011 to €2,852 million in 2012, reflecting the following:

•

A decrease in operating cash flow before changes in working capital and income taxes paid, from €3,353 million in 2011, to €3,085 million in 2012, which we discuss below.

•

Changes in working capital of €103 million in 2012 compared to negative €41 million in 2011. The change in working capital variation was due to:

-

efforts in recent years to speed up invoicing and payment receipt in the Water division in France;

-

increased securitization of receivables in the Energy Services division in France;

-

write-downs of receivables and accrued expenses in the amount of €81.5 million in the Energy Services division in Italy; and

-

a fall in trade receivables following the order by the German Federal Cartel Office to reduce Berlin drinking water tariffs.

•

Income tax payment decreased from €368 million in 2011 to €336 million in 2012.

Most of our “operating cash flow before changes in working capital and income taxes paid” comes from cash flows produced by the ordinary operations in our divisions and our holding company activities. This constitutes our “adjusted operating cash flow,” which we use as a performance indicator and analyze under “—Results of Operations—Year ended December 31, 2012 Compared to Year Ended December 31, 2011—Operating Income.” The remainder comes, primarily from operating cash flow from discontinued operations, and secondarily from operating cash flows from financing activities. Operating cash flows from financing activities are cash flows related to items recorded in our income statement as “other financial income and expenses,” which consist primarily of foreign exchange gains and losses and net gains on loans and receivables.

The decrease in “operating cash flow before changes in working capital and income taxes paid” in 2012 reflected primarily the decrease in adjusted operating cash flow, which was €2,722.8 million in 2012 compared to €2,852.6 million in 2011 and the decrease of operating cash flow before changes in working capital from discontinued operations, which was €491.1 million in 2011 compared to €337.2 million in 2012. See “—Results of Operations—Year ended December 31, 2012 Compared to Year Ended December 31, 2011—Operating Income.” Operating cash flow from financing activities was a net inflow of €24.8 million in 2012 compared to a net inflow of €9.2 million in 2011.

Net cash from investing activities was €428 million in 2012, compared to an outflow of €1,138 million in 2011. This decrease was due to our significant divestitures (industrial and financial), as described in more detail below under “—Industrial and Financial Divestitures and transactions with non-controlling interests—partial sales.” In addition, we exercised tight control over maintenance-related investments in 2012 and maintained a selective investment policy, as described in more detail below under “—Investing Activities.”

Net cash used in financing activities was €3,115 million in 2012, compared to €1,376 million in 2011. The principal reasons for the difference were the following:

•

The decrease in our current borrowings in 2012 can be explained by cash derived from the receivables securitization program in the Water division in France (€341 million), commercial paper issues (€444 million) and a decrease in borrowings due to the redemption of our euro bond issuance, which matured in February 2012 (€671 million).

•

New non-current borrowings and other debt was increased due to the issuance by Veolia Environnement SA of €750 million in new bonds maturing in 2027 in conjunction with a public exchange offer carried out in March 2012.

•

Repayment of non-current borrowings and other debt includes the early redemption of €350 million of our US private placements in February 2012, the early redemption through a public exchange offer of €750 million in bonds maturing in 2013, 2014, 2017 and 2018 and partial repurchases of €750 million in U.S. dollar denominated bonds maturing in 2015 and 2018 and euro denominated bonds maturing in 2016 and 2017, which were carried out during the fourth quarter of 2012.

Investing Activities

In addition to cash flow relating to investing activities, we monitor our net investments on an enterprise value basis, which permits us to analyze our investments by taking into account the debt and cash of the entities in which we invest (we analyze this debt and cash as part of our consolidated net financial debt, as described under “—Liquidity—Financial Debt Structure” below). We also include investments made under finance lease arrangements, as well as the portion attributable to non-controlling interests of loans that we make to entities that we control. In addition, for purposes of our analysis of net investments, when non-controlling interests subscribe for new shares in entities that we control, we consider the subscription as the equivalent of a disposal (the amount of the subscription is recorded in our consolidated cash flow statement as net cash from financing activities). Similarly, when we purchase or sell non-controlling interests in affiliates to other parties, we consider this to be the equivalent of an investment or disposal, although such transactions are recorded as net cash from financing activities.

As a result, “Net investment” includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, adding or subtracting, as applicable, the net debt of companies entering or leaving the scope of consolidation, partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control), new operating financial assets, principal payments on operating financial assets and share capital increases subscribed by non-controlling interests. We analyze growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations that we use.

The following table sets forth the calculation of our net investments for the years ended December 31, 2012 and 2011.

Net Investments (in € million)	Year ended December 31, 2012	Year ended December 31, 2011
Net cash flow from / (used in) investing activities in the cash flow statement	428	(1,138)
New operating financial assets (investments under finance leases)	-	(3)
Industrial investments net of grants (investments under finance leases)	(60)	(43)
Net financial debt of entities acquired	(219)	(40)
Transactions with non-controlling interests: partial purchases	(121)	(54)
Net cash of entities divested(1)	2,114	7
Transactions with non-controlling interests: partial sales	(1)	32
Dividends received from associates	(39)	(12)
Increase/(decrease) in receivables and other financial assets	85	53
Net investments calculated on an enterprise value basis (before issuance of share capital to non-controlling interests)	2,187	(1,198)
Issue of share capital subscribed by the non-controlling interests	1	49
Total Net Investments	2,188	(1,149)
(1) In 2012, these impacts mainly concerned net financial debt (excluding cash) for entities that were either divested or had changes in their consolidation method in the Water division.

The following table shows the breakdown of our investing activities during 2012 and 2011 by operating segment (division):

Total net investments by Operating segments (in € million)	Year ended December 31, 2012	Year ended December 31, 2011
Water	(2,083)	479
Environmental Services	(828)	534
Energy Services	499	457
Others	224	(321)
Total Net Investments	(2,188)	1,149

Our total net investments representing an inflow of €2,188 million in 2012, compared to an outflow of €1,149 in 2011 are broken down as follows by operating segment (division) and by type of investment:

Year ended December 31, 2012 (in € million)	Water	Environmental Services	Energy Services	Other	Total
Industrial investments	607	725	571	458	2,361
Financial investments	307	34	21	26	388
New operating financial assets	162	56	173	21	412
Transactions with non-controlling interests: partial purchases	105	9	7	-	121
Total Gross Investments	1,181	824	772	505	3,282
Industrial divestitures	(22)	(68)	(28)	(56)	(174)
Financial divestitures	(3,050)	(1,552)	(123)	(200)	(4,925)
Transactions with non-controlling interests: partial sales	-	-	1	-	1
Issue of share capital subscribed by the non-controlling interests	5	(2)	(3)	(1)	(1)
Total Divestitures	(3,067)	(1,622)	(153)	(257)	(5,099)
Principal payments on operating financial assets	(197)	(30)	(120)	(24)	(371)
Total Net Investments	(2,083)	(828)	499	224	(2,188)

Year ended December 31, 2011 (in € million)	Water	Environmental Services	Energy Services	Other	Total
Industrial investments	638	807	544	312	2,301
Financial investments	29	92	263	28	412
New operating financial assets	194	47	92	34	367
Transactions with non-controlling interests: partial purchases	1	44	8	1	54
Total Gross Investments	862	990	907	375	3,134
Industrial divestitures	(40)	(54)	(16)	(59)	(169)
Financial divestitures	(144)	(323)	(209)	(618)	(1,294)
Transactions with non-controlling interests: partial sales	-	-	(32)	-	(32)
Issue of share capital subscribed by the non-controlling interests	-	-	(50)	1	(49)
Total Divestitures	(184)	(377)	(307)	(676)	(1,544)
Principal payments on operating financial assets	(199)	(79)	(143)	(20)	(441)
Total Net Investments	479	534	457	(321)	1,149

Industrial Investments

We continue to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance. Industrial investments (including assets purchased under finance leases) amounted to €2,361 million in 2012, compared to €2,301 million in 2011, which can be broken down as follows:

•

€607 million in the Water division (representing a decrease of 4.9% compared to 2011), which was made up of €415 million in growth investments and €192 million in maintenance-related investments (compared to €220 million in 2011). Growth investments mainly concerned concession assets in France and Eastern Europe, including extension of the Glina and Cassetta concessions in Romania, and investment in Gabon deferred until 2012;

•

€725 million in the Environmental Services division (representing a decrease of 10.2% compared to 2011), which include €274 million in growth investments and €451 million in maintenance-related investments (compared to €524 million in 2011). Industrial investments, mainly comprising growth investment in the new waste management and recycling contracts in the United Kingdom, remain under tight control;

•

€571 million in the Energy Services division (representing an increase of 5.0% compared to 2011), which is composed of €455 million in growth investments and €116 million in maintenance-related investments (compared to €131 million in 2011). The increase in industrial growth investments mainly concerned new biomass projects, particularly in France; and

•

€458 million in the Other segment (representing an increase of 46.8% compared to 2011), including €305 million in growth investments and €153 million in maintenance-related investments (compared to €219 million in 2011). This increase is mainly attributable to an €185 million investment in a wind farm construction project in the United States in the renewable energy sector.

Maintenance-related investments totaled €912 million in 2012 (3.1% of revenue), compared to €1,094 million in 2011 (3.8% of revenue).

Partial Purchases: Financial Investments and Transactions with Non-Controlling Interests

Financial investments totaled €388 million in 2012, compared to €412 million in 2011. In 2012, financial investments primarily included the acquisition of an additional 49% stake in Azaliya for an enterprise value of €247 million and our purchase, for a consideration of €44 million, of a 10% stake in the investment vehicle Rift Acquisitions Ltd. (subsequently renamed Affinity Water A) following its acquisition of our U.K. regulated Water activities. We expect to hold our stake in Affinity Water A for a period of at least 5 years.

In 2011, financial investments primarily included the acquisition of the Warsaw district heating network in the Energy Services division for an enterprise value of €227 million (Group share).

Partial purchases with non-controlling interests when there is no change in control totaled €121 million in 2012 and included our purchase of 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for an enterprise value of €79 million.

In comparison, partial purchases with non-controlling interests when there is no change in control totaled €54 million in 2011 and mainly concerned the buy-out of residual minority interests in Italy in the Environmental Services division prior to the voluntary liquidation.

New Operating Financial Assets

New operating financial assets totaled €412 million in 2012, compared to €367 million in 2011, and primarily included:

•

€162 million in the Water division and mainly new operating financial assets under the Berlin contract, before the change in consolidation method; and

•

€173 million in the Energy Services division, concerning various cogeneration investments in France.

Partial Sales: Industrial and Financial Divestitures and Transactions with Non-Controlling Interests

Transactions related to the asset portfolio optimization program amounted to €5,099 million in 2012 compared with €1,463 million in 2011 and break down as follows:

•

industrial divestitures of €174 million, including €68 million in the Environmental Services division and €56 million in the “Other” operating segment;

•

Financial transactions of €4,925 million, including:

-

the divestiture of regulated activities in the United Kingdom in the Water division for an enterprise value of GBP 1.2 billion (€1.5 billion). This transaction reduced our net financial debt by €1,516.8 million;

-

the divestiture of solid waste activities in the United States in the Environmental Services division for an enterprise value of €1,464.0 million;

-

the loss of joint control over the Berlin water contract, leading to a reduction in net financial debt of €1,427.8 million (the change in consolidation method is treated as a financial divestiture for purposes of our consolidated cash flow statement);

-

the divesture of wind energy activities in the United States for an enterprise value of €202.7 million; and

-

the divestiture of Energy Services activities in Estonia for an enterprise value of €62.9 million.

Partial sales with non-controlling interests where no change in control occurred totaled negative €1 million in 2012. Partial sales with non-controlling interests where there is no change in control totaled €32 million in 2011 and concerned the sale of 5% of Dalkia Ceska Republica to J&T Group in May 2011.

Principal Payments on Operating Financial Assets

Principal payments on operating financial assets amounted to €371 million in 2012 (including €197 million in the Water division and €120 million in the Energy Services division, compared to €441 million in 2011.

Issue of Share Capital Subscribed by Non-Controlling Interests

Issues of share capital subscribed by non-controlling interests totaled €1 million in 2012, compared to €49 million in 2011.

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

Free Cash Flow (in € million)	Year ended December 31, 2012	Year ended December 31, 2011
Operating cash flow before changes in working capital and income taxes paid	3,085	3,353
Changes in working capital	103	(41)
Net investments	2,188	(1,149)
Dividends received	39	12
(Increase) / Decrease in receivables and other financial assets	(85)	(53)
Other share capital changes	-	2
Dividends paid	(547)	(547)
Income taxes paid	(336)	(368)
Interest paid	(774)	(771)
Free Cash Flow	3,673	438

Free cash flow for the year ended December 31, 2012 (after payment of the dividend) was therefore €3,673 million, compared to €438 million in 2011. This increase between 2011 and 2012 was due to:

•

the impact of our divestitures and the change in accounting method of the operating company for the Berlin Water contract;

•

the €103 million decrease in working capital requirements;

•

the continuation of our non-controlling interest buyout policy (including the acquisition of 49% of the share capital of Azaliya for an enterprise value of €247 million and the buyout of non-controlling interests in the Czech Republic in the Water division for €79 million), in a context of tight control over industrial investment; and

•

the decline in operating cash flow before changes in working capital.

Sources of Funds

Financings

Bond Issue in China

On June 26, 2012, as part of our EMTN program, we issued a new bond line of CNY500 million (€63.3 million at the settlement date) maturing in June 2017, to finance the requirements of our subsidiaries in China.

Use of Funds

Bond Repurchases

Early Redemption of US Private Placements

On January 9, 2012, we sent a notice of early redemption to all holders of our US private placement placed in January 2003. Early redemption was effectively carried out on February 9, 2012 for a euro-equivalent of €350.2 million.

Bond Exchange

Between March 19 and March 27, 2012, we refinanced €750 million of our bonds maturing in 2013, 2014, 2017 and 2018 by way of an early redemption of a portion of those issuances. At the same time, we issued new bonds for the same amount maturing in 2027. This transaction enabled us to increase the maturity of our debt and smooth the redemption schedule, without significantly impacting the finance cost.

Early Reversal of a Portion of the Swap Portfolio

In July and August, given the historically low mid-term interest rates, we launched the unwinding of a portion of our swap portfolio of euro-denominated floating-rate payer swaps. These swaps were classified as fair value swaps hedging our bond issues. Balancing amounts paid by the banks totaled €420 million and concerned notional amounts of €3,075 million.

Partial Buyback of USD and Euro-Denominated Bond Lines

During the fourth quarter, we bought back large portions of our outstanding debt issuances. We bought back all of the outstanding USD 50 million (€38.8 million at the transaction date) private placement under our EMTN program, which paid a coupon of 4.685% and matured in June 2015. In addition we bought back €341 million of the euro-denominated bonds paying a coupon of 4.0% and maturing in February 2016, which represented only a portion of the remaining bond outstanding. We also bought back a €256 million portion of the euro-denominated bonds paying a coupon of 4.375% and maturing in January 2017 as well as a USD 153 million portion (€116.1 million at the transaction date) of the U.S. dollar-denominated bonds paying a coupon of 6.0% and maturing in June 2018.

The total cost of these transactions of €47 million was presented as adjustments to net finance costs. These partial buybacks bring remaining outstandings on these bond issuances to €559 million, €744 million and USD 547 million (€415 million at 2012 closing exchange rate), respectively. These transactions reduced the carrying cost of available cash, following the Company’s divestitures in 2012 and are part of the company’s active management of its debt and the optimization of its net finance costs.

We centralize our significant financings to ensure optimization. Certain financings contracted by the parent company contain restrictions on structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement.

Debt Covenants

Veolia Environnement SA Debt

The legal documentation for bank financing and bond issues contracted by the Company does not contain any financial covenants, such as obligations to comply with a debt coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Subsidiary Debt

Certain project financings or financings granted by multilateral development banks to our subsidiaries contain financial covenants (as defined above).

Based on due diligence performed within the subsidiaries, we consider that the covenants included in the documentation of material financing were satisfied (or had been waived by lenders) as of December 31, 2012.

Project financing in Italy in the Environmental Services division that did not comply with all covenants as of December 2011 was retained in current borrowings as of December 31, 2012 given ongoing legal proceedings.

Liquidity

The following table sets forth our principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items, as of December 31, 2012, 2011 and 2010:

(in € million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Veolia Environnement:
Undrawn Medium Term syndicated loans	2,607.3	2,692.7	3,654.5
Undrawn Medium Term credit lines	625.0	700.0	1,000.0
Undrawn Short Term credit lines	300.0	300.0	100.0
Letter of credit facility	473.7	483.0	467.7
Cash & cash equivalents	4,349.6	4,283.3	3,680.8
Subsidiaries:
Cash & cash equivalents	1,198.2	1,440.6	1,726.0
Total liquid assets and availabilities	9,553.8	9,899.6	10,629.0
Current debt and bank overdrafts, and other cash position items
Current debt	3,629.2	3,942.3	2,827.1
Bank overdrafts and other cash position items	288.7	440.2	387.0
Total current debts and bank overdrafts and other cash position items	3,917.9	4,382.5	3,214.1
Total liquid assets and availabilities, net of current debt and bank overdrafts, and other cash position items	5,635.9	5,517.1	7,414.9

Undrawn credit lines as of December 31, 2012 are as follows:

Bank	Maturity	Amount (in € million)
Société Générale	12/29/2015	150
Banco Santander	08/19/2015	100
Bank of Tokyo-Mitsubishi	10/01/2015	150
NATIXIS	04/13/2015	150
CM CIC	12/17/2013	100
Commerzbank	12/10/2013	100
CACIB	04/16/2013	100
La Banque Postale	06/25/2015	75
TOTAL		925

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

The following table sets forth the calculation of our net financial debt as of December 31, 2012:

Net Financial Debt (in € million)	As of December 31, 2012	As of December 31, 2011
Non-current borrowings	13,083.7	16,706.7
Current borrowings	3,629.2	3,942.3
Bank overdrafts and other cash position items	288.7	440.2
Sub-total borrowings	17,001.6	21,089.2
Cash and cash equivalents	(5,547.8)	(5,723.9)
Fair value gains/losses on hedge derivatives	(170.4)	(635.4)
Net financial debt	11,283.4	14,729.9

The following table sets forth the maturity schedule of our long-term borrowings as of December 31, 2012:

		Maturing in
Long-Term Borrowings (in € million)	Amount	1 to 3 years	3 to 5 years	More than 5 years
Bond issues	10,870.6	1,904.2	1,810.8	7,155.6
Bank borrowings	2,213.1	966.5	384.2	862.4
Non-current borrowings	13,083.7	2,870.7	2,195.0	8,018.0

Shareholders’ Equity

Total equity attributable to owners of the Company was €7,152.1 million as of December 31, 2012, compared to €7,069.7 million as of December 31, 2011, an increase of €82.4 million. In addition to the impact of the 2012 net income and the payment in 2012 of the cash portion of the €0.70 per share dividend for fiscal year 2011, we also recorded foreign exchange translation adjustments of €102.3 million in 2011, as well as a decrease in equity of €99.6 million from actuarial gains and losses on pension obligations. We also recorded an increase of €114.8 million in equity from net foreign investments and an increase of €23.9 million in equity from the issuance of new shares, primarily as a result of the election by shareholders to receive their 2011 dividends in new shares.

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

Net income from operations is calculated as follows:

Net Income from Operations (in € million)	Year ended December 31, 2012	Year ended December 31, 2011
Adjusted operating income	1,193.7	1,557.8
+ Share of net income of associates	30.0	11.8
- Adjusted income tax expense	(212.9)	(337.3)
- Revenue from operating financial assets	(329.4)	(383.7)
+ Income tax expense allocated to operating financial assets	69.1	83.3
Net income from operations	750.5	931.9

Average capital employed during the year is defined as the average of opening and closing capital employed. Capital employed is equal to the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts. Capital employed in 2012 includes the capital employed of the assets of companies classified as assets held for sale as of December 31, 2012.

Capital employed is calculated as follows:

Average capital employed (in € million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Intangible assets and property, plant and equipment, net	12,499.3	12,412.2	12,135.8
Goodwill, net of impairment	4,795.0	5,111.4	5,482.5
Investments in associates	441.5	312.7	309.9
Operating and non-operating working capital requirements, net	(423.7)	(405.6)	44.1
Net derivative instruments and other(1)	(118.1)	(113.6)	(75.1)
Provisions	(2,635.7)	(2,480.0)	(2,620.3)
Capital employed of companies classified in assets and liabilities held for sale	66.4	98.2	87.0
Capital employed	14,624.7	14,935.3	15,363.9
2012 average capital employed	14,780.0	15,149.4	14,885.2
(1) Excluding derivatives hedging the fair value of debt in the amount of €190.6 million as of December 31, 2012, €653.9 million as of December 31, 2011 and €531.4 million as of December 31, 2010.

Our return on capital employed after tax (ROCE) is as follows:

(in € million)	Net income from operations	Average capital employed	ROCE after tax
2012	750.5	14,780.0	5.08%
2011	931.9	15,149.4	6.15%

Capital employed breaks down by division and country or region as follows:

As of December 31, 2012 (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,265.0	518.7	235.5	937.8	431.2	120.9	50 .8	1,844.6	33.8	121.1	5,559.4
Environmental Services	1,408.3	715.8	1,203.8	203.8	178.6	208.1	376.8	223.2	77.3	172.2	4,767.9
Energy Services	1,109.1	7.2	89.9	1,545.0	420.1	503.8	11.4	251.4	12.0	41.3	3,991.2
Other	(143.1)	-	(33.9)	-	173.3	183.7	-	0.6	(2.4)	128.0	306.2
Segment assets	3,639.3	1,241.7	1,495.3	2,686.6	1,203.2	1,016.5	439.0	2,319.8	120.7	462.6	14,624.7

As of December 31, 2011 (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	1,164.8	539.2	471.6	903.3	480.2	136.3	50.5	1,810.4	(15.2)	139.4	5,680.5
Environmental Services	1,453.0	735.3	1,148.2	229.3	231.0	268.8	371.9	178.5	77.5	169.5	4,863.0
Energy Services	1,067.9	6.6	113.3	1,495.7	516.1	515.1	10.0	193.9	35.5	39.3	3,993.4
Other	(7.7)	-	(27.7)	-	175.5	147.0	-	-	(2.0)	113.3	398.4
Segment assets	3,678.0	1,281.1	1,705.4	2,628.3	1,402.8	1,067.2	432.4	2,182.8	95.8	461.5	14,935.3

Change (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	100.2	(20.5)	(236.1)	34.5	(49.0)	(15.4)	0.3	34.2	49.0	(18.3)	(121.1)
Environmental Services	(44.7)	(19.5)	55.6	(25.5)	(52.4)	(60.7)	4.9	44.7	-0.2	2.7	(95.1)
Energy Services	41.2	0.6	(23.4)	49.3	(96.0)	(11.3)	1.4	57.5	-23.5	2.0	(2.2)
Other	(135.4)	-	(6.2)	-	(2.2)	36.7	-	0.6	-0.4	14.7	(92.2)
Segment assets	(38.7)	(39.4)	(210.1)	58.3	(199.6)	(50.7)	6.6	137.0	24.9	1.1	(310.6)

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described under various headings in this Item 5. “Operating and Financial Review and Prospects” as well as in the Notes to our Consolidated Financial Statements.

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs at December 31, 2012:

Contractual Obligations (in € million)	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-Term Debt Obligations(1)(2)	16,289.4	3,552.1	2,766.8	2,124.8	7,845.7
Operating Lease Obligations(1)	2,583.9	594.5	827.1	482.5	679.8
Capital Lease Obligations(2)(3)	563.1	97.6	148.4	94.4	222.7
Closure and post-closure(4)	524.3	61.9	96.6	76.3	289.5
TOTAL	19,960.7	4,306.1	3,838.9	2,778.0	9,037.7

(1)  Including non-current and current borrowings, but excluding capital lease obligations (see (3) below).

(2)  We are also obligated to pay interest on our long-term and other debt obligations. To measure our obligations, we use a tool that we call the “financing rate,” which we define as the ratio between the cost of net debt (equal to net finance costs, excluding fair value adjustments on financial instruments not qualifying for hedge accounting) and the average net financial debt (based on a monthly weighted average). In 2012, the financing rate was 5.25%. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Notes 27 and 28 to our Consolidated Financial Statements. After taking into account hedging transactions, 65.7% of our financial debt bears interest at fixed rates. Assuming a constant net debt policy, a 0.5% increase in interest rates would generate an increase in net finance costs of €0.4 million.

(3)  Corresponds to future minimum lease payments.

(4)  Excluding provisions for environmental risks.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 35 to our Consolidated Financial Statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties that are not recorded in our balance sheet. These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part. Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

Specific Commitments Given

Agreements with EDF

We granted EDF a call option covering all of our Dalkia shares in the event that an EDF competitor takes control of our Company. Likewise EDF granted us a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or in the event that one of our competitors, acting alone or in concert, takes control of EDF. Failing an agreement on the share transfer price under such options, the sale price would be determined by an expert.

Agreements with Caisse des Dépôts et Consignations

We granted to CDC a call option covering all our Veolia Transdev shares exercisable in the event of a change in control of Veolia Environnement.

Vendor Warranties

We entered into a mutual vendor warranty agreement with the CDC concerning representations and warranties relating to the creation of Veolia Transdev, in an amount of €208.8 million. We have committed to an additional vendor warranty linked to the sale in 2004 of Water activities in the United States, in the amount of €269.0 million.

Vendor warranties also include those given on the sale of regulated water activities in the United Kingdom of €118 million. In addition, we granted the buyer vendor warranties covering tax risks up to the amount of the acquisition price, for a 4-year period.

 More information on these and other off-balance sheet commitments and collateral can be found in Note 35 to our Consolidated Financial Statements included in this annual report on Form 20-F.

In addition to commitments given that are limited in amount, we have also granted commitments of unlimited amount (but limited to the duration of the related contracts) concerning the following situations:

•

A performance bond given by certain Water division subsidiaries in respect of a shareholders’ agreement entered into on the acquisition of a municipal company in Germany; and

•

Operational performance bonds given by certain subsidiaries of Water division in respect of a construction contract and operating contract for a sludge incinerator in Hong Kong.

Other Commitments Given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 35 to our Consolidated Financial Statements) nor the specific commitments and contingencies described above. The following table sets forth our other commitments given as of the dates indicated.

				Maturity
Other Commitments (in € million)	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	8,259.5	9,404.8	9,364.7	4,140.5	2,691.6	2,532.6
Operational guarantees including performance bonds	8,149.3	8,999.0	9,027.1	4,011.4	2,543.2	2,472.5
Purchase commitments	110.2	405.8	337.6	129.1	148.4	60.1
Commitments relating to the consolidation scope	772.0	885.0	908.8	237.6	376.0	295.2
Vendor warranties	469.4	731.6	874.5	217.7	365.1	291.7
Purchase commitment	192.9	83.4	20.2	16.1	2.7	1.4
Sale commitment	3.7	2.5	1.7	1.4	0.3	-
Other commitments relating to the consolidation scope	106.0	67.5	12.4	2.4	7.9	2.1
Financing commitments	904.1	493.3	611.7	277.8	216.2	117.7
Letters of credit	486.4	321.4	309.9	172.3	130.7	6.9
Debt guarantees	417.7	171.9	301.8	105.5	85.5	110.8
Total commitments given	9,935.6	10,783.1	10,885.2	4,655.9	3,283.8	2,945.5

The increase in commitments given is mainly due to warranties given in connection with our divestiture of regulated Water activities in the United Kingdom in the amount of €118.0 million and warranties given in connection with our divestiture of solid waste activities in the amount of €72.0 million

The following table breaks down our other commitments by division and other activities as of December 31, 2010, 2011 and 2012:

Other Commitments (in € million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Water	7,122.6	7,044.1	6,541.1
Environmental Services	577.3	625.1	797.0
Energy Services	1,097.8	1,086.9	838.2
Other	2,087.5	2,027.0	1,759.3
TOTAL	10,885.2	10,783.1	9,935.6

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

See Item 16G. “Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE U.S. listed companies.

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

The internal rules and regulations of the Accounts and Audit Committee were amended by our Board of Directors at its meetings held on March 24, 2009 and on November 9, 2010, to take into account the Order (ordonnance) of December 8, 2008 implementing into French law the Eighth Directive on Statutory Audits of Corporate Financial Statements (Directive 2006/43/EC), which has been applicable to our Company since September 1, 2010, and the recommendations of the Autorité des Marchés Financiers (AMF) from July 2010.

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

Composition and Appointment of the Board of Directors

As of the date hereof, our Board of Directors has seventeen directors and one non-voting member (censeur). The list of directors, the expiration date of their terms of office, and other personal information is set forth below. The General Shareholders’ Meeting held on May 16, 2012 decided to appoint Maryse Aulagnon, Nathalie Rachou, Jacques Aschenbroich and Groupama, represented by Georges Ralli, as members of the Board and to renew the office of Serge Michel. In addition, this General Shareholders’ Meeting has ratified the temporary appointment by the Board of Directors of the Caisse des dépôts et consignations as a member of the Board represented by Olivier Mareuse, its financial director as a replacement of Augustin de Romanet who resigned. The term of office of the Caisse des dépôts et consignations will expire at the end of the remaining initial term of office of Augustin de Romanet, i.e., at the close of the ordinary general meeting convened in 2013 to approve the financial statements for the year ending December 31, 2012. In a meeting held on December 12, 2012, our Board of Directors temporarily appointed Marion Guillou, to replace Henri Proglio who resigned, for the remainder of his term of office i.e. at the close of the ordinary meeting convened in 2013 to approve the financial statements for the year ending December 31, 2012. This appointment by the Board will be submitted for ratification by the combined general meeting to be held on May 14, 2013. At the close of the annual General Shareholders Meeting to be held on May 14, 2013, the term of office of the following directors will expire: Caisse des dépôts et consignations (represented by Olivier Mareuse), Marion Guillou, Philippe Kourilsky and Paolo Scaroni.

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

The Board of Directors may appoint one or more non-voting members (censeurs) under Article 18 of our bylaws, which was adopted by our shareholders at the combined General Shareholders’ Meeting held on May 7, 2010. On that date, Thierry Dassault was appointed as a non-voting member (censeur) by the Board of Directors for a four-year term expiring at the close of the General Shareholders’ Meeting convened to approve our 2013 consolidated financial statements. The censeur’s mission is to attend the Board of Directors’ meetings in a non-voting advisory capacity, and the Board may freely ask the non-voting member (censeur) for advice.

Our Company’s Board of Directors has no employee-elected members, but two members of our Works Council attend the Board of Directors’ meetings in a non-voting advisory capacity.

Renewal of the Board Members’ Terms of Office

In accordance with the AFEP-MEDEF Code, Article 11 of our Company’s bylaws provides for a four-year term of office for directors and annual renewal of the terms of one quarter of our Board members.

On March 14, 2013, in accordance with the recommendations of the Nominations and Compensation Committee, our Board of Directors decided to propose to the shareholders at the ordinary General Shareholders’ Meeting to be held on May 14, 2013, the ratification of the temporary appointment of Marion Guillou as member of the Board and the renewal of her appointment for a four-year term, the renewal of the term of the Caisse des dépôts et consignations and of Paolo Scaroni for a four-year term, such appointments would end at the close of the ordinary general meeting held in 2017 to approve our financial statements for the year ending on December 31, 2016. In order to comply with the provisions of our bylaws that provide for the annual renewal of one quarter of our Board of Directors, before the 2015 General Shareholders’ Meeting, one director will need to be randomly selected from among the directors who were either appointed or had their term of office renewed during the 2012 General Shareholders’ Meeting. The term of office of the person selected in this way will be reduced to three years (i.e., his or her term of office will expire at the close of the 2015 ordinary General Shareholders’ Meeting).

Once our shareholders have approved these appointments and renewals, our Board of Directors will be composed of sixteen directors, including three women and a non-voting member (censeur).

Applying the Principles of an Increased Representation of Women in our Board of Directors

Our Nominations and Compensation Committee and the Board have taken note of the provisions of the French law dated January 27, 2011 providing for an increased representation for women on boards of directors. In accordance with that law and the AFEP-MEDEF Code as amended in April 2010, our Nominations and Compensation Committee made recommendations to the Board on March 15, 2012 in order to propose the nomination of an increased number of women to the Board at the annual General Shareholders’ Meeting held on May 16, 2012 and at future annual General Shareholders’ Meetings. According to this French law, the minimum percentage of women on the boards of directors of listed companies should reach at least 20% (i.e., 4 out of 16 directors) on the annual General Shareholders’ Meeting to be held in 2014 and 40% on the annual General Shareholders’ Meeting to be held in 2017 (i.e., 7 out of 16 directors). As at the date of filing of this annual report on Form 20-F our Board of Directors includes three female members, accounting for 17.6% of our Board. If the proposed changes to our Board composition are accepted at the General Shareholders’ Meeting to be held on May 14, 2013, this percentage will increase to 18.8%.

Powers of the Board of Directors

In accordance with French law, the Board of Directors establishes policies concerning our business and supervises the implementation thereof. Subject to the powers expressly granted by law to shareholders’ meetings and within the limits of the corporate purpose, the Board of Directors has the authority to consider all issues concerning the proper operation of our Company and, by its deliberations, resolves matters which concern our Board.

In addition to the powers conferred to the Board of Directors by French law, our internal regulations impose an internal requirement that certain major decisions of the Chairman and Chief Executive Officer (president-directeur général) be submitted to the Board of Directors for prior approval. These internal limitations of authority are described below under “—Management.”

Board Members

The following table sets forth the names and ages of the members of our Board of Directors, the date of their first appointment and, if applicable, most recent renewal, as a member of our Board of Directors; the date of expiration of their current term of office; and their current principal business activities conducted outside of our Company. All positions and offices of our directors indicated below are given as of December 31, 2012. Unless otherwise stated, all terms of office expire at the end of the General Shareholders’ Meeting in the year stated. Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

Antoine Frérot
Age 54
Date of first appointment:
5/07/2010
Renewal of term:
N/A
Expiration of term:
2014
Principal Function within our Company:
Chairman and Chief Executive Officer of Veolia Environnement

Principal Business Activities outside our Company:
Chairman of the Board of Directors of Veolia Water
General Manager of Veolia Eau–Compagnie Générale des Eaux

Louis Schweitzer*
Age 70
Date of first appointment:
4/30/2003
Renewal of term:
05/17/2011
Expiration of term:
2015
Principal Function within our Company:
Vice-Chairman of the Board of Directors of Veolia Environnement until May 16, 2012
Member of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:
Chairman of the Board of Directors of Initiative France

Jacques Aschenbroich*
Age 58
Date of first appointment:
5/16/2012
Expiration of term:
2016
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee since December 12, 2012

Chairman of the Research, Innovation and Sustainable Development Committee since December 12, 2012

Principal Business Activities outside our Company:
Board member and Chief Executive Officer of Valeo

Maryse Aulagnon*
Age 63
Date of first appointment:
5/16/2012
Expiration of term:
2016
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
Chairman and Chief Executive Officer of Affine SA

Daniel Bouton*
Age 62
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
Principal Business Activities outside our Company:
Chairman of DMJB Conseil
Senior Advisor at Rothschild & Cie Banque

Senior Advisor at CVC Capital Partners

Caisse des Dépôts et Consignations
Represented by Olivier Mareuse
Age 49
Date of first appointment:
03/15/2012
Renewal of term:
N/A
Expiration of term:
2013
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Principal Business Activities outside our Company:
Chief Financial Officer of Caisse des Dépôts et Consignations

Pierre-André de Chalendar*
Age 54
Date of first appointment:
05/07/2009
Renewal of term:
05/17/2011
Expiration of Term:
2015
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee from May 7, 2009 to December 12, 2012
Member of the Research, Innovation and Sustainable Development Committee since May 7, 2010

Principal Business Activities outside our Company:
Chairman and Chief Executive Officer of Compagnie de Saint-Gobain

Paul-Louis Girardot*
Age 79
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

Principal Business Activities outside our Company:
Chairman of the Supervisory Board of Veolia Eau–Compagnie Générale des Eaux

GroupamaSA*

Represented by Georges Ralli
Age 64
Date of first appointment:
5/16/2012
Expiration of term:
2016
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Principal Business Activities outside our Company:
 Member of the Board of Directors of Chargeurs, Silic and Carrefour

Groupe Industriel Marcel Dassault*
Represented by Olivier Costa de Beauregard
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

Member of the Nominations and Compensation Committee since May 7, 2010

Member of the Accounts and Audit Committee since May 7, 2010
Principal Business Activities outside our Company:
Chief Executive Officer of the Groupe Industriel Marcel Dassault

Marion Guillou*
Age 58
Date of first appointment:
5/16/2012
Expiration of term:
2013
Principal Function within our Company:
Member of the Research, Innovation and Sustainable Development Committee since December 12, 2012

Principal Business Activities outside our Company:
Chairman of Agreenium

Philippe Kourilsky
Age 70
Date of first appointment:
04/30/2003
Renewal of term:
05/07/2009
Expiration of term:
2013
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Chairman of the Research, Innovation and Sustainable Development Committee until November 6 , 2012
Principal Business Activities outside our Company:
Professor émérite at the Collège de France
Member of the Académie des Sciences

Serge Michel
Age 86
Date of first appointment:
04/30/2003
Renewal of term:
05/16/2012
Expiration of term:
2016
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Chairman of the Nominations and Compensation Committee since April 30, 2003

Principal Business Activities outside our Company:
President of Soficot SAS

Baudouin Prot*
Age 61
Date of first appointment:
04/30/2003
Renewal of term:
05/17/2011
Expiration of term:
2015
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Principal Business Activities outside our Company:
Chairman of the Board of Directors of BNP Paribas

Qatari Diar Real Estate Investment Company*
Represented by Dr. Mohd Alhamadi
Age 50
Date of first appointment:
05/07/2010
Renewal of term:
N/A
Expiration of term:
2014
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Principal Business Activities outside our Company:
Chief Corporate Improvement Officer of Qatari Diar Real Estate Investment Company

Nathalie Rachou*

Age 54
Date of first appointment:
05/16/2012
Renewal of term:
N/A
Expiration of term:
2016
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement

Member of the Accounts and Audit Committee since December 12, 2012
Principal Business Activities outside our Company:
Chief Executive Officer of Topiary Finance Ltd.

Paolo Scaroni*
Age 66
Date of first appointment:
12/12/2006
Renewal of term:
05/07/2009
Expiration of term:
2013
Principal Function within our Company:
Member of the Board of Directors of Veolia Environnement
Principal Business Activities outside our Company:
Chief Executive Officer of ENI (Italy)

Thierry Dassault*
Age 54
Date of first appointment:
05/07/2010
Renewal of term:
N/A
Expiration of term:
2014
Principal Function within our Company:
Non-voting member (Censeur) of the Board of Directors of Veolia Environnement

Member of the Research, Innovation and Sustainable Development Committee since December 12, 2012

Principal Business Activities outside our Company:

Chairman of Keynectis SA

Deputy Chief Executive Officer and member of the supervisory board of Groupe Industriel Marcel Dassault

SAS

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

Louis Schweitzer is a graduate of the Institut d’Études Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA) and was Inspector of Finance at the French Treasury. From 1981 to 1986, he was chief of staff for Laurent Fabius (who was successively junior Budget Minister, Minister for Industry and Research and Prime Minister). In 1986, he joined Renault’s senior management and then successively held the positions of director of planning and management control, chief financial officer and Executive Vice-President. He was appointed Chief Executive Officer of Renault in December 1990, then Chairman and Chief Executive Officer in May 1992 until April 29, 2005, when he was appointed Chairman of the Board of Directors of Renault. Louis Schweitzer did not wish to seek the renewal of his term of office as Director of Renault during the annual general meeting held on May 6, 2009. He was appointed Vice-Chairman and Senior Independent Director of the Veolia Environnement Board of Directors on November 27, 2009.

Jacques Aschenbroich, a graduate in engineering from the Corps des Mines, has held several posts in the French civil service, serving in the Prime Minister’s cabinet in 1987 and 1988. He then moved into industry, at the Saint-Gobain Group from 1988 to 2008. He managed the Group’s subsidiaries in Brazil and Germany before becoming Managing Director of the Flat Glass Division of the Compagnie de Saint-Gobain. He went on to become President of Saint-Gobain Vitrage in 1996. From October 2001 to December 2008, he was Senior Vice-President of Saint-Gobain, managing the Flat Glass and High Performance Materials sectors from January 2007, and the Group’s operations in the United States as Director of Saint-Gobain Corporation and Executive Vice-President for the United States and Canada from September 1, 2007. He was appointed a Director and Chief Executive Officer of Valeo in March 2009.

Maryse Aulagnon is Founder and Chief Executive Officer of Groupe Affine, consisting of two property companies listed in Paris and Brussels specializing in commercial real estate. Mrs. Aulagnon holds a master’s degree in economics and is a graduate of Institut d’Etudes Politiques (IEP) and of the Ecole Nationale d’Administration (ENA). She is an honorary Maître des Requêtes of the Conseil d’Etat (1975 to 1979). After holding various positions at the French Embassy in the United States (1979-1981) and on the staff of several French ministers (Budget and Industry), she joined Compagnie Générale d’Electricité (now Alcatel) in 1984 as Director of International Affairs. She then joined Euris as Deputy Chief Executive Officer when it was created in 1987. In 1990 she founded Groupe Affine, which she has directed since then. She has also been a member of the Supervisory Board of the BPCE banking group (Banques Populaires Caisses d’Epargne) since December 2010 and a Director of Air France-KLM (Chair of the Audit Committee) since July 2010. She is a board member of several professional organizations (Director of the Club de l’Immobilier, member of the executive board of Sociétés Immobilières et Foncières, Director of the Palladio Foundation, a founding member of Cercle 30, etc.). She also serves on the boards of a number of cultural and academic organizations (the French American Foundation, German Marshall Fund, Femmes Forum, etc.).

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

Groupama SA is part of the Groupama Group, a French mutual insurance, banking and financial services group. This company is responsible for managing the operational activities of Groupama and its subsidiaries, as well as the reinsurance of all Groupama entities (regional banks and subsidiaries). It is a major player in the insurance market, in the businesses of property and casualty insurance, life and health insurance, savings, banking services and asset management. Its permanent representative on the Board of Directors of Veolia Environnement is George Ralli, who holds a graduate degree (DESS) in banking and finance from the University of Paris-V and is a graduate of the Institut d’Études Politiques (IEP) in Paris and the Institut Commercial in Nancy. In 1970, he joined Crédit Lyonnais, where he held various management positions until 1981. In 1982, he served as secretary of the Savings Development and Protection Commission. From 1982 to 1985, he headed the financial negotiations department of Crédit du Nord. He joined Lazard in 1986 and became managing partner in 1993, jointly heading the mergers and acquisitions department of Lazard LLC starting in 1999. Since 2000, Georges Ralli has been Deputy Chairman and Managing Director of the Executive Committee of Lazard LLC (United States), and since 2005 he has been the Co-Chairman of the European Investment Banking Committee of Lazard and a member of the European Advisory Board. He was head of Lazard Paris from 2005 to 2009. He managed the European M&A activities of Maison Lazard (President)) and Asset Management activities of Lazard Frères Gestion (President)). He currently is a member of the Board of Directors of Chargeurs, Silic and Carrefour.

Groupe Industriel Marcel Dassault (GIMD) operates in the civil aeronautics and military sector and invests in various other industries. Its permanent representative on the Board of Directors of Veolia Environnement is Olivier Costa de Beauregard, who passed the agrégation examination of History and is a graduate of the Institut d’Études Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA) (1984-1986). He was Inspector of Finance at the French Treasury from 1986 to 1990 and became a project leader with the Chief Investment Officer of the Union des Assurances de Paris (UAP) in 1991. Mr. Costa de Beauregard was on the Prime Minister’s staff from 1993 to 1995 as the Chief Technical Counsel of the Public Facilities, Accommodation and Transportation sectors and was appointed Chief Strategy Officer of AXA–UAP France in 1996. In 1998, he was appointed Executive Officer of Crédit Commercial de France. Mr. Costa de Beauregard joined in 2005 the Groupe Industriel Marcel Dassault of which he is currently the Chief Executive Officer.

Marion Guillou is a graduate of the Ecole Polytechnique (class of 1973), holds a PhD in Food Sciences, and is a General Engineer in rural, water and forestry engineering, and a member of the Academy of Technology and the Academy of Agriculture. She served as Director General of Food at the French Ministry of Agriculture (1996-2000). She led the National Institute of Agronomic Research (INRA) for four years (2000-2004) before being named its President and CEO (2004-2012), where she helped guide research on agriculture, food and the environment (2004-2012). She is currently President of Agreenium (since 2010), Chairman of the Board of Ecole Polytechnique (since 2008) and Director of Imerys (since September 2012).

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

Serge Michel has spent his entire career in the construction and public works sector. After having held the position of Deputy Chief Executive Officer with the Compagnie de Saint-Gobain group and been Chairman of Socea, he chaired the SGE group until 1991 and the CISE group until 1997. He was Executive Vice-President of the Compagnie Générale des Eaux until 1992. He is currently President of Soficot, a business management and investment consulting company he founded in 1997.

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

Nathalie Rachou is CEO of Topiary Finance Ltd., an asset management company (funds of funds) serving private clients based in the UK which she founded in 1999. Mrs. Rachou graduated from the Ecole des Hautes Etudes Commerciales (HEC business school) in 1978, and then started her career at Banque Indosuez (now Crédit Agricole). After working as a foreign exchange broker in London and Paris from 1978 to 1982, she was in charge of assets and liabilities management and market risks until 1986, and then created the MATIF business and the bank’s brokerage subsidiary. From 1991 to 1996, she was Company Secretary for Banque Indosuez, then from 1996 to 1999 she was head of Global Foreign Exchange and Currency Options worldwide. In November 1999, Mrs. Rachou created Topiary Finance, a UK-based asset management company, which she has led ever since. She has been a non-executive Director of the Liautaud & Company investment bank since 2000 (member of the strategy committee), of Société Générale since 2008 (member of the audit, risk and internal control committee) and of Altran Technologies (member of the audit committee) since 2012. She has been a French foreign trade advisor since 2001, and is on the board of ARIS (the Indosuez retiree and former employees’ association) and a member of the Cercle d’Outre-Manche, as well as participating in associations at HEC.

Qatari Diar Real Estate Investment Company: Qatari Diar is 100% held by Qatar Investment Authority, which is the sovereign fund of the State of Qatar. The Fund is a large scale investor in development and property and operates in twenty countries in the Middle East, Africa and Europe. Qatari Diar has total investment funds of more than US$60 billion. Its permanent representative on the Board of Directors of Veolia Environnement is Dr. Mohd A. Wahed Ali Alhamadi, who holds a Ph.D. and a B.Sc. from the Clarkson University (Potsdam, New York, USA) and a M.Sc. from the North Carolina Agricultural and Technical State University (Greensboro, North Carolina, USA). He began his career as a researcher and teacher at the Qatar College of Technology, of which he was Vice Dean from 1995 to 1997, Acting Dean from 1997 to 2000, and Director from 2001 to 2005. Subsequently, he was at the Qatar University, of which he was Director of the Office of Institutional Research & Planning from 2004 to 2007, and since 2007, Vice President for Institutional Planning & Development. He joined Qatari Diar Real Estate Investment Company in November 2008 as Deputy Chief Executive Officer for Corporate Development, and in March 2010 became its Deputy Chief Corporate Improvement Officer in charge of strategic development and planning. Over the past five years, he has served on the boards of various companies throughout the world (Qatar Fuel Company up to 2008, and from 2009 until present, Qatar Projects Company, United Libyan Qatari Company and Al Libya Al Qataria Company). He has been a member of the Institute of Electrical and Electronics Engineering (USA) since 1987 and of the Association of Institutional Research (USA) since 2006.

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

Thierry Dassault has been in charge of civil equipment at Électronique Serge Dassault in Brazil (1979- 1981), Chief Executive Officer of an alarm systems company (1982-1984), and Associate Producer and Director of Advertising and Institutional Films at Claude Delon Productions (1985-1993). From 1994 to 2006 Mr. Dassault was President of Dassault Multimedia, which acquired shares in Infogrames, Gemplus, Infonie, BFM, CdandCo, Net2one, Emme and Welcome Real-time. In 2004, he led the foundation of Keynectis corporation (the French leader in digital certification), of which he is Chairman. At the end of 2006, Thierry Dassault established the investment company TDH, specialized in emerging technologies (and which holds shares in Aquarelle, Bernardaud, Keynectis, Halys, I-Ces40, Oletis, YouScribe.com). He is Vice-Chairman of Groupe Industriel Marcel Dassault, in charge of Nouvelles Technologies de l’Information et de la Communication (NTIC). He is Vice-Chairman of the Kidney Foundation (Fondation du rein) and is a member of the Boards of Gaumont, Groupe Industriel Marcel Dassault, Halys, I-Ces, Keynectis, Dassault Médias (Le Figaro), Particulier and Finances Éditions, Veolia Eau – Compagnie Générale des Eaux and Veolia Environnement as a censeur. He is President of the 58th National Session of the IHEDN, a French national defense academy and think tank. He is Chevalier de la Légion d’Honneur and is an air force Colonel of the French military reserve.

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

1.

not be an employee of our Company, not have been a member of our Company’s managing board, not have been a director or member of the executive management of our former parent corporation or of any of the companies that we consolidate, nor have held any such position within the past five years;

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

5.

not have been an auditor of our Company within the past five years; and

6.

not have been a member of the supervisory board or board of directors of our Company for more than 12 years as of the date on which his current term of office was granted.

If a director holds ten percent or more of our Company’s share capital or voting rights or represents a legal entity with such shareholdings, our Board, based on a report from the Nominations and Compensation Committee, decides whether or not that person is independent, taking into account the composition of our Company’s share capital and the existence of any potential conflicts of interest.

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

Evaluation of the Independence of the Directors

The Board of Directors, in its meeting held on Thursday, March 14, 2013, performed the annual review of the independence of the directors after hearing the opinion of the Nominations and Compensation Committee. The Board determined that Maryse Aulagnon, Jacques Aschenbroich, Daniel Bouton, Pierre-André de Chalendar, Paul-Louis Girardot, Groupama SA represented by Georges Ralli, Groupe Industriel Marcel Dassault represented by Olivier Costa de Beauregard, Marion Guillou, Baudouin Prot, Qatari Diar Real Estate Investment company represented by Mohd Alhamadi, Nathalie Rachou, Paolo Scaroni and Louis Schweitzer are independent.

The Board decided to uphold the status of Baudouin Prot as an independent director in 2013 in light of the limited amounts of financing provided by BNP Paribas, the general independence of Veolia Environnement in relation to bank financing and the limited weight of the commitments of Veolia Environnement, in relation to the activities of this bank. The Board upheld the independent status of Qatari Diar Real Estate Investment Company, represented by Dr. Mohd Alhamadi, due to the absence of any business relationship between the Company and this director. This situation will be reassessed in 2013.

The Board determined that Paul-Louis Girardot is an independent director because of the time that has elapsed since he ceased to exercise his duties as Chief Executive Officer of the former lead company of the Water division.

Other directors qualified as independent do not have business relations with our Company or any significant business relationship likely to compromise their freedom of judgment.

As of the date of filing of this annual report, our Company’s Board of Directors therefore has thirteen independent members, representing 76.47% of the total members, which is more than the recommendation of the AFEP-MEDEF Code.

Conflicts of Interest

On the basis of the representations made by the members of our Board of Directors to our Company, to our Company’s knowledge, there are no family ties among the members of our Board of Directors and, during the last five years: (i) no member of our Board of Directors has been convicted of fraud; (ii) no member of our Board of Directors has been involved in any bankruptcy, receivership or liquidation proceedings; (iii) no statutory or regulatory authority (including designated professional organizations) has made any official public accusation and/or imposed a sanction on these persons; and (iv) no director has been forbidden by a court from holding a position as a member of a board of directors or management or supervisory body of a publicly held company or from participating in the management or business operations of a publicly held company.

To our Company’s knowledge, there is no conflict of interest at the level of the Board of Directors or Executive Management of our Company except for Caisse des dépôts et consignations represented by Mr. Olivier Mareuse regarding Veolia Transdev, of which Caisse des dépôts et consignations holds 50 % of the share capital. In addition to the provisions of the French Commercial Code (Code de Commerce) concerning regulated agreements, our Board of Directors’ internal rules and regulations provide that directors must inform the Board of Directors of any existing or potential conflict of interests and abstain from voting in any situation where such a conflict of interest exists. No service contract providing for benefits to be granted in the event such contract is terminated exists between a director or the Chief Executive Officer and our Company or our subsidiaries.

No arrangement or agreement has been concluded with the Company’s principal shareholders, other than those concluded with the Groupe Industriel Marcel Dassault and Qatari Diar Real Estate Investment Company (see Item 7. “Major Shareholders and Related Party Transactions” below) or with its customers or suppliers, pursuant to which a member of the Board of Directors thereof has been selected to act as a director or to hold an executive management position in our Company.

Lastly, to our knowledge, the members of the Board of Directors have not agreed to any restrictions on their ability to transfer any interest they may hold in the capital of Veolia Environnement, with the exception of the provision in our bylaws requiring each director to own at least 750 registered shares of our Company, without prejudice to the agreements concluded with the Groupe Industriel Marcel Dassault and Qatari Diar Real Estate Investment Company (see Item 7. “Major Shareholders and Related Party Transactions”, below).

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

The amount of directors’ fees paid in 2012 and their division between the members of the Board of Directors are described and detailed in a table under “Compensation – Board of Directors Compensation” below. No exceptional compensation was awarded to directors in 2012.

Frequency, Duration and Participation in Meetings

According to its internal regulations, our Company’s Board of Directors must meet at least four times a year. During the 2012 fiscal year, the Board met eleven times (versus twelve times in 2011), and the average duration of the Board meetings was three hours (as in 2011). The average attendance rate of the Board members was 82% in 2012 (versus 84.2% in 2011). The option of participating by means of remote transmission was exercised on the occasion of three meetings out of eleven in 2012 (versus nine meetings out of twelve meetings in 2011).

Operations and Activity in 2012

The activities of the Board of Directors in 2012 were mainly divided among the following subject areas: strategy, long-term plan and 2013 budget, review of the 2011 annual financial statements and 2012 first-half financial statements, accounting information for the first and third quarters of 2012 and draft of the corresponding financial disclosures. In the context of the 2011 financial statements, special attention was given to the dividend policy, the proposed allocation of income and payment of a scrip dividend. The Board also issued the notice of meeting for the annual combined general meeting and approved the reports and draft resolutions to be submitted to the shareholders. It reviewed our Company’s policy on employee savings (PEG), the 2011 French registration document and the report of the Chairman of the Board pursuant to Article 225-37 of the French Commercial Code. It also examined the summaries and reports by their respective chairs of the work performed by the Accounts and Audit and Nominations and Compensation Committees, and the policy on gender equality in employment and pay. It approved the divestment of the regulated water operations in the United Kingdom and solid waste operations in the United States, as well as several major transactions and reviewed the financing policy. The Board renewed the financial and legal authorizations granted to the Chairman and Chief Executive Officer, particularly for financing activities and off-balance sheet commitments, and agreed to the Group’s material guarantee authorizations.

On issues of corporate governance, in 2012 the Board’s work focused on the policy and setting of the amount of the Chief Executive Officer’s compensation and the examination of the policy applicable to the Executive Committee, formally evaluating the Board of Directors and its committees and examining the criteria for selecting directors during the change in its composition, particularly with regard to appointing women to the Board, evaluating the independence of the directors and internal controls and approving the Chairman’s report; renewing part of the Board by the general meeting and distributing directors fees.

In addition to co-opting Marion Guillou as director to replace Henri Proglio (See “—Directors and Senior Management – Board of Directors – composition and Appointment of the Board of Directors,” above) at its meeting of December 12, 2012, the Board of Directors adjusted the composition of its “Accounts and Audit” and “Research, Innovation and Sustainable Development” committees (See “—Board Practices –Accounts and Audit Committee – Operations and Composition of the Committee,” below).

The Board met for a strategic seminar to discuss in depth the key policy objectives put forth by the management. The Board then discussed and approved the 2013 long-term plan outlining this strategy.

In 2012, the Board of Directors was regularly informed of key commercial developments and the initiatives planned by our Executive Management. The Board also received reports from our Executive Management on road shows. The Board of Directors, mainly through a system of reporting to the Board and the reports from the Accounts and Audit Committee, was periodically informed of the changes in the body of shareholders, our financial and cash position, the off-balance sheet commitments of our Company and the Group, and changes in significant litigation. Our Chief Financial Officer, the Executive Vice-President and General Counsel attended the Board meetings in 2012.

The directors receive a monthly report regarding stock prices and the follow-up on analyst recommendations. Every six months, our Executive Management provides the directors with detailed documentation regarding business activities, internal matters (appointments, social policy) and the Group’s corporate activities (actions with various institutions in France, Europe and abroad) during the period in question.

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

In accordance with the Board’s internal regulations, the conclusions of a formal evaluation conducted by an independent body were presented to the Board on March 24, 2011 by the Chairman of the Nominations and Compensation Committee. Pursuant to the decisions taken at this meeting, the Chairman and Chief Executive Officer convened the Board to attend a strategic seminar in November 2011 at which the Executive Committee was present, and which allowed ample time for discussion and exchange; prior to this meeting, directors were sent detailed documentation, including information about the competitive environment in which the Group operates. Furthermore, on March 15, 2012 the Nominations and Compensation Committee provided the Board with its recommendations on the Board’s change in composition. In 2011 executive management reported periodically to the Board on the key questions asked during road shows. Lastly, the Accounts and Audit Committee was given a review in 2011 of the risk management system as well as of the status of initiatives undertaken, and the Board received its committees’ annual schedule of tasks.

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

In the event that the Chairman’s duties are separated from those of the Chief Executive Officer, the internal regulations of the Board of Directors provide that the non-director Chief Executive Officer is automatically invited to all Board meetings, unless the Chairman or the Board decides otherwise. At the request of the Chairman or of a director, the heads of the Group’s divisions may be invited to any Board meeting devoted to the prospects and strategies of their business sector.

Duties of Directors

The internal rules and regulations of our Board of Directors provide that the Board’s members are subject to obligations, such as: (i) the duty to act in our Company’s corporate interest; (ii) to inform the Board of conflicts of interest, even potential conflicts of interest; (iii) to refrain from participating in votes on any decisions in which they may have a conflict of interest; (iv) to exercise their duties in accordance with the law, particularly laws limiting an accumulation of numerous directorships; (v) to regularly attend Board and committee meetings; (vi) to remain informed in order to be able to deal effectively with the agenda items; (vii) to maintain genuine professional secrecy and fulfill their obligations of loyalty; and (viii) to comply with our Company’s code of conduct regarding securities transactions. The members of the Board of Directors and our Chief Executive Officer are required to promptly inform the Chairman of the Board of all agreements made by our Company in which they have a direct or indirect interest or that is made on their behalf by an intermediary.

Each director receives a periodically updated “Director’s Handbook” that includes the following key documents: our Company’s bylaws, a summary of our Chief Executive Officer’s powers, the internal regulations of the Board of Directors, Accounts and Audit Committee, and Nominations and Compensation Committee, our Company’s code of conduct with respect to securities transactions, with a reminder of the rules applicable to the reporting obligations of directors and executive officers for transactions performed with regard to our securities, and the “Ethics, Commitment and Responsibility” Charter.

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

In general, the Chairman of the Board of Directors ensures the proper functioning of our Company’s corporate bodies and compliance with good governance principles and practices, in particular regarding the committees created within the Board. He ensures that the directors are in a position to perform their duties and that they are adequately informed. He devotes the time necessary to issues concerning our future and, in particular, issues concerning our strategy.

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

•

leads and directs the Board’s discussions;

•

ensures the directors’ compliance with the provisions of the internal regulations of the Board and of the committees;

•

monitors implementation of the Board’s decisions; and

•

prepares and organizes the Board’s periodic evaluations, in coordination with the Nominations and Compensation Committee.

The Chairman has the means necessary to perform his duties.

Vice-Chairman/Senior Independent Director

Naming of Vice-Chairman/Senior Independent Director

On October 21, 2009, the Board of Directors decided to create the position of Vice-Chairman to assist the Chairman with his duties to ensure proper operation of our Company’s governing bodies, on the British model of the “Senior Independent Director.” In accordance with the internal regulations of the Board, the Senior Independent Director is chosen from among the directors characterized as independent to serve for the duration of his term as an independent director. The Board appointed the independent director Louis Schweitzer to assume the position of Vice-Chairman, effective November 27, 2009. During the meeting held on March 15, 2012, the Board of Directors duly noted that Louis Schweitzer would reach the age of 70 in 2012; therefore, under Article 12 of our Company’s bylaws, he would be unable to continue as Vice-Chairman beyond the general meeting held on May 16, 2012. In accordance with the recommendations of the Nominations and Compensation Committee, the Board of Directors decided to appoint him, as from the annual general meeting held on May 16, 2012, as a Senior Independent Director, responsible for monitoring the satisfactory operation of our Company’s governance bodies, for the remainder of his term as a Board member and for so long as he remains an independent member, as determined by the Board.

Role of the Senior Independent Director

The Senior Independent Director duties include helping the Chairman ensure that corporate governance bodies function smoothly. In this regard, the Senior Independent Director examines conflicts of interest, particularly potential conflicts of interest that may involve the Board members or the Chairman of the Board with regard to the interests of our Company, whether they arise in connection with operational projects, strategic policies or specific agreements. The Senior Independent Director submits his recommendations to the Chairman and the Board after any necessary consultation with the other independent directors.

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

In connection with the evaluation of the Board’s operations pursuant to its internal regulations, the Senior Independent Director assists the Nominations and Compensation Committee in its work of evaluating the performance of the Chairman of the Board.

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

•

changes in our Company’s governance resulting from the appointment of Henri Proglio as Chairman and Chief Executive Officer of EDF had been the subject of an in-depth review by the Board in 2009. The Board had decided that it was in the interest of our Company and our shareholders to separate the duties of Chief Executive Officer from those of the Chairman of the Board of our Company in order to maintain our Company’s continuity and stability vis-a-vis our customers and employees during a transition period;

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

Chief Executive Officer

The Chairman and Chief Executive Officer, who assumes the duties of Executive Management, has the broadest possible powers to act in the name of our Company in all circumstances. He is required to act within the limits of the corporate purpose, subject to those powers that the law expressly confers on shareholders’ meetings and the Board of Directors. He represents us in our relations with third parties.

The powers exercised by the Chairman and Chief Executive Officer are limited by the internal rules and regulations of the Board of Directors. Thus, according to the internal rules and regulations of the Board of Directors, as amended on May 7, 2009, the following actions of the Chief Executive Officer require prior approval from the Board:

•

establishing our Group’s strategic policies;

•

Group transactions involving amounts in excess of €300 million per transaction, with the exception of financing transactions;

•

Group's investment or divestment transactions that include a commitment between €150 and €300 million per transaction (with the exception of financing transactions), after consultation and opinion of the Accounts and Audit Committee;

•

financing transactions, regardless of the terms and conditions thereof, involving amounts in excess of €1.5 billion per transaction if the transaction is carried out in a single tranche and €2.5 billion if the transaction is carried out in more than one tranche; and

•

transactions in our shares representing an overall number in excess of 1% of the overall number of our shares.

Executive Committee

In accordance with our Company’s principles of corporate governance and practices since April 30, 2003, the combined Chairman and Chief Executive Officer (previously the Chief Executive Officer) is part of an Executive Committee composed of members drawn from each of our three divisions.

In 2012, the composition of the Executive Committee was modified following the departures of Denis Gasquet, Olivier Orsini, Jean-Pierre Frémont and Jérôme Gallot. In addition, François Bertreau and Helman le Pas de Sécheval joined the Committee in December and September 2012, respectively.

As of the date of this annual report on Form 20-F, our Company’s Executive Committee consists of nine members:

•

Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement;

•

François Bertreau, Chief Operating Officer;

•

Sylvain Boucher, Delegate France.

•

Jean-Michel Herrewyn, Executive Vice-President, Water Division;

•

Franck Lacroix, Executive Vice-President, Energy Division;

•

Jean-Marie Lambert, Executive Vice-President, Human Resources;

•

Jérôme Le Conte, Executive Vice-President, Environmental Services Division;

•

Helman le Pas de Sécheval, Executive Vice-President and General Counsel; and

•

Pierre-Francois Riolacci, Chief Financial Officer.

The Executive Committee is chaired by Antoine Frérot. This Committee is a reflection, consultation and decision making body that meets when our Group's major policies are established. In addition, it authorizes major Group projects, such as sales contracts and proposed investments, divestments or sales for amounts above certain thresholds. The Executive Committee meets approximately every two weeks.

In order to further enhance our Company's capabilities to assess and oversee projects, in 2008, a commitments subcommittee of our Executive Committee was created, which is chaired by the Chief Executive Officer. This subcommittee conducts an in-depth review of major Group projects that must be submitted to the Executive Committee for final decision, before submission to the Board of Directors for authorization depending on the amounts involved. The subcommittee includes the head of the Group division concerned by a particular project, the Chief Finance Officer and the Group's General Counsel.

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

François Bertreau is a graduate of the Ecole supérieure de commerce de Paris ESCP and holds an MBA from INSEAD. He started his career in 1981 as a financial analyst with Crédit National and in 1985 he joined the Boston Consulting Group. In 1988, he moved to Technal, a subsidiary of the Alcan group, and became Managing Director in 1991. In 1996, he was appointed Director of Business Development and Marketing strategy for Aster, the special steels branch of Usinor. In 1998, he became Managing Director and Executive Vice President of the Logistics Division for Norbert Dentressangle. From July 2008 to November 2012, he served as Chairman of the Executive Board and Chief Executive Officer of Norbert Dentressangle. François Bertreau has been Chief Operating Officer of Veolia Environnement S.A. since December 1, 2012.

Sylvain Boucher is a graduate of the Ecole normale supérieure of Paris and of the École Nationale des Ponts et Chaussées. He also holds a doctorate from the Orsay University. He started his career in 1988 at Matra Transports in the team dedicated to the development of light automatic vehicles (VAL). Between 1990 and 1994, he worked at the Ministry of Equipment (road department). Afterwards, he headed two major public authorities until 2004. He then joined the housing and planning department of the State administration. He joined Veolia Environnement in 2007, first in the Water division and, in 2009, at the headquarters. He is currently Delegate France in charge of implementing the Convergence Plan in France.

Jean-Michel Herrewyn is a graduate of École Polytechnique and École Nationale d'Administration. He started his career in 1986 as an engineer in the Avionics division of Thomson CSF. In 1991, he joined the Compagnie Générale de Chauffe (now Dalkia) as technical manager then general manager of the home automation subsidiary. In 1993, he became attaché to the Managing Director and in 1996 ran Dalkia's German subsidiary and later subsidiaries in Austria and Switzerland. At the beginning of 2000, he was also appointed General Manager of Veolia Transport's German subsidiary, and also supervised developments in Austria and Switzerland. In 2000, he was appointed Chairman of Valorec, a joint subsidiary of Dalkia and Veolia Propreté, created from the outsourcing of energy and waste management by Novartis plants in Basle (Switzerland). In March 2003, he joined Veolia Eau as Managing Director of Veolia Water Solutions & Technologies. In December 2009, he was appointed Chief Executive Officer of Veolia Eau and to the Executive Committee of Veolia Environnement.

Franck Lacroix is a graduate of École Centrale de Marseille. He joined the Company as VP Operations Montenay Company in 1987 - the energy branch of la Compagnie Générale des Eaux - before being renamed Dalkia, the energy division of Veolia Environnement in 1998. As an engineer specialized in energy issues, Franck Lacroix developed in his various positions a strong expertise in rationalization and optimization of organizations. After being VP Operations at Dalkia France, for the east region (1997-1999) and the Paris Great Area (1999-2001), he was appointed Chief Operating Officer and member of the Dalkia Executive Committee. He created the Dalkia Technical and Operations department which remained under his supervision until 2008. He was then appointed Chief Executive Officer of Dalkia France which represents more than half of the company's revenue. Under his leadership, the company developed new activities and significantly strengthened its position on key markets such as district heating, cogeneration and biomass. By investing in the wood supply chain, he turned Dalkia into a leader on the biomass market. Franck Lacroix is also Chairman of Bois Energie France (a wood biomass supply company) and Board member of Fedene (energy services trade association) after being President of S2Ti (teleprocessing and automation trade association) from 2001 to 2008. Franck Lacroix is Chairman of Dalkia and Senior Executive Vice President of the energy services division of Veolia Environnement, since 2011.

Jean-Marie Lambert is a graduate of the Institut d'Études Politiques (IEP) of Paris. He began his career in 1981 in the Philips group. From 1984 to 1990, he joined the human resources department of Spie-Batignolles (Schneider group). In 1990, he became Deputy Human Resources Director of Sogea and then evolved within the Vinci Group. From 1992 to 2000, he was Human Resources Director of Campenon Bernard and from 2000 to 2003 Human Resources Director of Vinci Construction. In 2003, Mr. Lambert joined the Water division of Veolia Environnement where he has been appointed Human Resources Director. He became Human Resources Director of Veolia Environnement in 2011.

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

Helman le Pas de Sécheval is a graduate of École normale supérieure with a PhD in Physical Sciences and an engineering degree from École des Mines. He began his career in 1991 as a project manager in the financial engineering department of Banexi. From 1993 to 1997, he was deputy inspector-general of the underground quarries of Paris. In July 1997, he was appointed deputy to the head of the Corporate Finance Department of the COB (the French securities regulator), becoming head of this department in 1998. From November 2001 to December 2009, Helman le Pas de Sécheval was group Chief Financial Officer of Groupama, with responsibility for the group's financing, investing, reinsurance and accounting divisions and oversight of the group's financial subsidiaries. From January 2010 to December 2011, he was CEO of Groupama Centre-Atlantique. In September 2012, he was appointed Senior Executive Vice-President, General Counsel of Veolia Environnement.

Pierre-François Riolacci is a graduate of the Paris Institute of Political Science (IEP Paris) and holds a Master's degree in private law. He joined the finance department of Veolia Environnement in 2000. He became Head of Control and Planning in 2003 and Director of Finance in 2007, before being appointed Chief Financial Officer with effect from February 11, 2010 and Executive Committee member of Veolia Environnement. In his earlier career, Mr. Riolacci held different positions with Total from 1990 to 2000 in the areas of corporate finance, structured finance and investor relations. He was also financial controller of several of Total's subsidiaries.

COMPENSATION

Board of Directors’ Compensation

The table below shows the amount of directors’ fees paid in 2012 and 2011, as well as the amount owed for these two fiscal years to members of the Board of Directors of Veolia Environnement by the Company and by controlled companies. For the year 2012 and thereafter, Mr. Antoine Frérot has decided to waive attendance fees paid by the Group-controlled companies.

Name of the director	2012				2011
	Amounts owed for the fiscal year		Amounts paid out during the fiscal year		Amounts owed for the fiscal year		Amounts paid out during the fiscal year
	By the Company	By controlled companies(1)	By the Company	By controlled companies	By the Company	By controlled companies(1)	By the Company	By controlled companies
Jean Azéma(1)	N/A	N/A	N/A	N/A	16,948	0	22,909	0
Jacques Aschenbroich(2)	14,891	0	12,600	0	N/A	N/A	N/A	N/A
Maryse Aulagnon(2)	14,891	0	12,600	0	N/A	N/A	N/A	N/A
Daniel Bouton	109,200	0	109,200	0	109,200	0	109,200	0
Caisse des dépôts et consignations(3)	22,018	0	18,200	0	N/A	N/A	N/A	N/A
Thierry Dassault, Censeur	16,036	4,600	14,700	4,600	14,700	4,600	14,050	4,600
Pierre-André de Chalendar	47,345	0	46,200	0	46,200	0	48,873	0
Jean-François Dehecq(4)	12,600	0	15,400	0	28,000	0	29,018	0
Augustin de Romanet de Beaune(4)	5,600	0	12,600	0	32,200	0	30,545	0
Antoine Frérot(5)	0	0	8,400	64,466	33,600	64,466(11)	33,600	50,558
Paul-Louis Girardot	50,400	44,795	50,400	47,969	50,400	47,969(11)	50,400	46,471
Groupama SA(2)	13,363	0	12,600	0	N/A	N/A	N/A	N/A
Groupe Industriel Marcel Dassault(6)	50,400	0	50,400	0	50,400	0	50,400	0
Marion Guillou(7)	700	0	0	0	N/A	N/A	N/A	N/A
Esther Koplowitz(4) (8)	12,600	0	18,200	0	30,800	0	32,073	0
Philippe Kourilsky	47,345	0	50,400	0	50,400	0	48,873	0
Serge Michel	67,200	10,430	65,800	10,430	65,800	10,430(11)	67,200	10,238
Henri Proglio(9)	16,800	7,400	23,800	14,014	32,200	14,014(11)	25,200	19,210
Baudouin Prot	27,491	0	25,200	0	25,200	0	25,964	0
Qatari Diar Real Estate Investment Company(10)	30,545	0	33,600	0	33,600	0	54,455	0
Nathalie Rachou(2) (8)	14,891	0	12,600	0	N/A	N/A	N/A	N/A
Georges Ralli(4)	4,200	0	11,200	0	32,200	0	32,073	0
Paolo Scaroni(8)	25,200	0	26,600	0	26,600	0	22,909	0
Louis Schweitzer	104,750	0	111,850	0	124,600	0	126,000	0
TOTAL	708,466	67,225	742,550	141,479	803,048	141,479	823,742	131,077

N/A:  not applicable

(1)  Directors’ fees have been paid to Groupama SA at the request of Jean Azéma. Jean Azéma tendered his resignation as director on October 21, 2011.

(2)  Jacques Aschenbroich, Maryse Aulagnon, Groupama SA, represented by Georges Ralli, and Nathalie Rachou were appointed as Directors at the General Meeting of May 16, 2012.

(3)  Caisse des Dépôts et Consignations, represented by Olivier Mareuse, was co-opted by the Board of Directors on March 15, 2012 as director to replace Mr. Augustin de Romanet de Beaune, who resigned on February 29, 2012 with effect from March15, 2012.

(4)  The terms of office of Jean-François Dehecq, Esther Koplowitz and Georges Ralli expired on May 16, 2012.

(5)  The full compensation of Antoine Frérot is indicated below under “—Executive Committee Compensation-- Details of the Compensation Paid to Our Chairman and Chief Executive Officer.” At the Board of Directors meeting of March 1, 2012, Antoine Frérot indicated his decision to waive his directors’ fees for the year 2012. He also decided to waive attendance fees paid by controlling companies for fiscal 2012.

(6)  As from fiscal 2011, directors’ fees are paid to Olivier Costa de Beauregard at the request of the Groupe Industriel Marcel Dassault.

(7)  Marion Guillou was co-opted by the Board of Directors on December 12, 2012 as director to replace Mr. Henri Proglio.

(8)  Amounts before withholding tax at source.

(9)  Henri Proglio tendered his resignation as director on October 10, 2012.

(10) Directors’ fees are paid to Dr. Mohd Alhamadi at the request of Qatari Diar Real Estate Investment Company. The fees due for the years 2010 and 2011 were paid respectively in 2011 and 2012 by the Company.

(11) The amount of attendance fees has been adjusted compared to the amounts reported in the 2011 annual report to reflect the amounts effectively paid in 2012.

Directors’ Fees in 2012

The General Shareholders’ Meeting held on May 7, 2011, based on a proposal from our Board of Directors, set the maximum annual amount of directors’ fees at €866,000. Since 2010, there is also an “attendance premium”: half of the amount of directors’ fees due to a director is paid in proportion to his or recorded attendance (with attendance using telecommunication methods counted as attendance). For the year 2012, following the proposals made by the Nominations and Compensation Committee, the Board of Directors, on March 15, 2012, decided not to request any changes to the annual maximum amount of directors’ fees from the General Meeting of Shareholders held on May 16, 2012. It decided, furthermore, to retain the same distribution of directors’ fees as that applied in 2011(1) subject to the following changes:

•

the Chairman and Chief Executive Officer indicated to the Board of Directors his decision to waive his directors’ fees for the year 2012; and

•

the Board of Directors, having decided to replace the post of Vice-Chairman, which expires at the time of the General Meeting of Shareholders on May 16, 2012, by that of Senior Independent Director, the annual amount of directors’ fees allocated to the Senior Independent Director in an official capacity was set at €50,000 (i.e. a reduction of €34,000 compared to the fees allocated to the Vice-Chairman of the Board in an official capacity).

Amount and Distribution of Directors’ Fees in 2013

Following the recommendations made by the Nominations and Compensation Committee, on March 14, 2013, the Board of Directors decided not to request any changes to the annual maximum amount of directors’ fees. It decided, furthermore, to retain the same breakdown of directors’ fees as that applied in 2011 and in 2012 (a decrease in the directors’ fees paid to the Senior Independent Director) and decided to renew the Chief Executive Officer’s decision to waive his directors’ fees for the year 2013.

Executive Committee Compensation

All members of the Executive Committee in office on December 31, 2012 (excluding the Chairman and Chief Executive Officer) received total gross compensation totaling €3,445,263 in 2012 (for an Executive Committee made up of 8 members excluding the Chairman and Chief Executive Officer), as compared to €5,222,821 in 2011 (for an Executive Committee made up of 9 members excluding the Chairman and Chief Executive Officer).

(1)  an amount of €33,600 in respect of the directorship, comprising (a) a fixed amount of €16,800 and (b) a variable potential amount of €16,800 paid only in proportion to the rate of participation of the director concerned in meetings of the Board during the fiscal year;

•

an additional amount of €8,400 in respect of the participation of a director as a member (and not as Chairman) of a Board committee;

•

an additional amount of €67,200 for the Chairman of the Accounts and Audit Committee;

•

an additional amount of €33,600 for the Chairman of the Nominations and Compensation Committee;

•

an additional amount of €16,800 for the Chairman of the Research, Innovation and Sustainable Development Committee; and an amount of €16,800 in respect of the term of office of the non-voting member (censeur) (or 50% of the amount set aside in respect of the directorship), half of which is only due in proportion to the rate of the non-voting member’s participation in meetings of the Board.

The tables below show the total gross compensation paid out to members of our Executive Committee on December 31, 2010, 2011 and 2012, with the exception of the Chairman and Chief Executive Officer, including fixed and variable compensation paid by or due from Veolia Environnement in respect of these fiscal years, as well as benefits in kind and directors’ fees received by Executive Committee members in respect of directorships held in companies of our Group in France and abroad. Compensation of members who left the Executive Committee during the relevant year is not included.

	2010 fiscal year (8 members)
(in euros)	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,067,244	3,067,244
Variable compensation	2,328,945	1,817,258(1)
Directors’ fees
Paid by Veolia Environnement	–	–
Paid by controlled companies	140,161	140,161
Benefits in kind	22,952	22,952
TOTAL	5,559,302	5,047,615
(1) Variable portion for the year 2009 paid in 2010.

	2011 fiscal year (9 members)
(in euros)	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,113,259	3,113,259
Variable compensation	1,335,273	1,923,382(1)
Directors’ fees
Paid by Veolia Environnement	–	–
Paid by controlled companies	162,245	162,245
Benefits in kind	23,935	23,935
TOTAL	4,634,712	5,222,821
(1) Variable portion for the year 2010 paid in 2011.

	2012 fiscal year (8 members)
(in euros)	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,025,864	2,168,864
Variable compensation	1,546,000	1,140,455
Directors’ fees
Paid by Veolia Environnement	-	-
Paid by controlled companies	-(1)	124,991(2)
Benefits in kind	10,953	10,953
TOTAL	4,582,817	3,445,263

(1)  Starting in 2012, it was decided that members of the Group Executive Committee and executives will no longer receive attendance fees in respect of their positions held in 2012.

(2)  Variable portion for the year 2011 paid in 2012.

Contrary to the previous fiscal year where no profit-sharing had been paid out in 2011 in respect of 2010, total profit sharing of €11,687 was paid to the members of the Executive Committee excluding corporate officers.

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

Pursuant to a proposal of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to award Mr. Antoine Frérot compensation in the event of his termination as Chief Executive Officer, in accordance with the provisions of the “TEPA” Act (Article L. 225-42-1 of the French Commercial Code). Such compensation is conditioned on compliance with performance requirements, and is excluded if he is entitled to a retirement pension under the supplementary defined benefits Group pension plan set up for the members of our Executive Committee or if he accepts another position within our Group. Payment of this compensation is limited to situations of dismissal, non-renewal of his position or “forced departure in connection with a change of control or strategy.” In accordance with the AFEP-MEDEF Code, the maximum amount of this termination compensation is twice the amount of total annual gross compensation (excluding directors’ fees and in-kind benefits), including the fixed portion of compensation for the last fiscal year (“Fixed Portion”) and the average variable portion of compensation (“Variable Portion”) paid and owed for the last three fiscal years ended before the termination of the Chief Executive Officer (“Reference Compensation”). The amount and the fixed and variable components of this termination compensation both depend on meeting the performance objectives applied to calculate his annual variable compensation. The amount of this termination compensation is equal to twice the sum of (1) the Variable Portion of his Reference Compensation (the average of the last three fiscal years) and (2) the Fixed Portion of his Reference Compensation (last fiscal year), adjusted by a “Performance Rate” equal to the average percentage of the target bonus (also called “base bonus” or meeting 100% of annual objectives) met over the last three fiscal years ended before the termination of his position. In the event that Mr. Antoine Frérot is terminated as Chief Executive Officer before it is possible to calculate the Reference Compensation or the average Performance Rate over the last three full fiscal years, these indicators will be calculated over the last one or two full fiscal years, as the case may be, before the date of Mr. Antoine Frérot’s termination as Chief Executive Officer.

This compensation, in the event of the termination of Mr. Antoine Frérot’s term of office, was approved on May 7, 2010 at our General Shareholders’ Meeting.

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

After obtaining the opinion of the Nominations and Compensation Committee, at its meetings held on October 21 and December 17, 2009, the Board of Directors decided to make additional amendments to the rules and regulations governing the supplementary defined benefits Group pension plan in order inter alia to include as beneficiaries members those who permanently end their professional career after the age of 55 without subsequently engaging in other professional activity in accordance with legal requirements, and to entitle the beneficiaries to choose to defer the payment date of their retirement pension after exercising their retirement rights and to choose between the payment of a survivor’s pension to the surviving spouse and the payment of guaranteed annuities to any person of their choice. Lastly, the annual reference compensation is now based on the average of the three highest years of gross annual compensation from among the last ten years. However, this reference compensation is limited to 60 times the annual Social Security maximum.

In accordance with the provisions of Articles L.225-38 and L.225-40 of the French Commercial Code, on the basis of a special report prepared by the statutory auditors, the General Shareholders’ Meeting of May 7, 2010 approved these changes to the extent that they concern senior executive management.

The amount booked as provisions (cost of services rendered) for this supplementary Group pension for 2012 is equal to the amount shown as post-employment benefits in Note 38.2 to our Consolidated Financial Statements contained in Item 18 of this annual report on Form 20-F.

Mr. Henri Proglio is no longer a member of this Group plan. He chose to exercise his retirement rights on November 1, 2009 after having acquired more than 37 years of seniority within our Group. Due to Henri Proglio’s very lengthy period of service within the Company and the rights acquired as a result of this seniority, the annual amount of his lifetime annuity is estimated to be 37% of his annual reference compensation.

In accordance with the recommendations of the AFEP-MEDEF Code, the value of the benefits provided by the supplementary pension plan is taken into account when setting the Chairman and Chief Executive Officer’s total compensation. Furthermore, the group of potential beneficiaries is not limited only to senior executive management, but also includes salaried executive managers who are members of our Executive Committee. Each year, the increase in potential rights is equal to only a limited percentage of the beneficiaries’ compensation. Thus, in the case of the “specific” plan, which takes into account seniority acquired until December 31, 2002 with our Company’s principal shareholder (Compagnie Générale des Eaux, which became Vivendi Universal and was thereafter renamed Vivendi), potential rights represent 0.4% of the beneficiary’s reference compensation per year of seniority. In the case of the “additional” plan, which takes into account seniority acquired after December 31, 2002, potential rights represent 10% of the beneficiary’s reference compensation after five years’ seniority, including at least two years’ seniority as a member of our Executive Committee, and then 0.75% of his reference compensation per additional year of seniority. The reference period used to calculate benefits is average compensation calculated over several years and excludes compensation paid at the time of employment termination or retirement, as well as any other type of extraordinary compensation. Lastly, provided he is still with the Company at the time of his departure or retirement in accordance with legal requirements, the hypothetical annual amount of the lifetime annuity of Mr. Antoine Frérot, the Chairman and Chief Executive Officer, would be equal to 30% of his annual reference compensation at retirement.

As of December 31, 2012	Employment Contract(1)		Supplementary Pension Plan		Compensation or Benefits Owed or Likely to Be Owed in the Event of Termination or A Change of Position		Compensation Pursuant to A Covenant Not to Compete
Directors – Corporate Officers	Yes	No	Yes	No	Yes	No	Yes	No
Antoine Frérot, Chairman and Chief Executive Officer		X(1)	X(2)		X(3)			X
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

(2)  Frérot is a member of the supplementary defined benefits group pension plan set up for the members of the Executive Committee of Veolia Environnement (See “Compensation –Executive Committee Compensation – Retirement Plans and Other Benefits – Details of the Compensation Paid to Our Chairman and Chief Executive Officer –Principles Used to Determine the Compensation of Mr. Antoine Frérot in his Capacity as Chairman and Chief Executive Officer –Fixed Compensation and Benefits,” below under “Total Compensation Paid to Mr. Antoine Frérot in His Capacity as Chairman and Chief Executive Officer of Veolia Environnement”).

(3)  Pursuant to a decision adopted by the Board of Directors on December 17, 2009, Antoine Frérot is entitled to compensation in the event of termination of his term of office as Chief Executive Officer, in accordance with the provisions of the “TEPA” Act (Article L. 225-42-1 of the French Commercial Code) and the AFEP-MEDEF consolidated corporate governance code (See “Compensation – Executive Committee Compensation –Retirement Plans and Other Benefits –Compensation in the Event of Termination as Chairman and Chief Executive Officer” above).

Change in the Supplementary Defined Benefits Group Pension Plan in 2013

After a favorable opinion of the Works Council and the Nominations and Compensation Committee, on March 14, 2013, the Board of Directors decided, upon a motion by the Chairman and Chief Executive Officer, to amend the supplementary defined benefits group pension plan of members of the Company’s Executive Committee (category 9 management employees and the corporate officer who is not party to an employment contract) in order to cut down on costs. This change would be carried out in two stages:

In the first stage, we will proceed with the cancellation of the current defined benefits group pension plan in 2013 for Executive Committee members (category 9 employees and the Chief Executive Officer) approved by the General Meeting of May 7, 2010 and its replacement with the defined benefits group pension plan open to all category 8 and higher management employees (and the Chief Executive Officer).

This amendment to the supplementary defined benefits group pension plan will apply as from mid-2013 and will reduce costs for our Company. Beneficiaries, members of the Executive Committee (including the Chief Executive Officer) will have less favorable guarantees and benefits. The main characteristics of this new supplementary defined benefits group pension plan that will be submitted for vote at the General Meeting of May 14, 2013 (as a regulated commitment) are as follows:

•

Eligibility of employees and corporate officers will be conditional upon the following: at least five years of service, the completion of their career in the Company and their presence in the Company workforce at the time of voluntary or involuntary retirement as well as the settlement of their basic social security general plan at the full rate (including mandatory basic pensions or supplementary pensions).

•

The reference compensation taken into account to determine the amount of the pension is equal to the average of the last three years of full remuneration within the limit of eight annual social security caps.

•

The pension amount is determined based on the number of years of service in the Company and capped at a maximum of 10% of the reference compensation for beneficiaries with more than 30 years of service.

In the second stage, a new supplementary defined contribution group pension plan that will replace the existing defined contribution pension plan and is scheduled for implementation in early 2014. Its characteristics are not yet finalized, but it would be open to category 8 and higher managers (including the Chief Executive Officer). The implementation of the second stage will be submitted for the approval of the Board of Directors and the vote of the General Shareholders’ Meeting in 2014, since this is a regulated commitment in favor of the executive corporate officer.

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Principles Used to Determine the Compensation of Mr. Antoine Frérot in his Capacity as Chairman and Chief Executive Officer

Fixed Compensation and Benefits

At its meeting on March 15, 2012, the Board of Directors decided, pursuant to a recommendation of the Nominations and Compensation Committee, to maintain, for the year 2012, the fixed portion of compensation awarded to Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer of our Company, at €900,000.

In addition to his compensation, he is entitled to a company car and to social security benefits equivalent to those of employees (sickness, disability). Furthermore, he is eligible for the supplementary defined benefits group pension plan set up in 2006 for category 9 management employees and directors, executive corporate officers of Veolia Environnement.

Variable Compensation for the 2010, 2011 and 2012 Fiscal Years

Since 2003, the variable portion of the Chief Executive Officer’s compensation has been weighted between a quantitative portion of 70% and a qualitative portion of 30% of the target basis of the variable compensation (the “Bonus basis”). The target Bonus basis accounted for 100% of fixed compensation in 2010 and 125% in 2011 and 2012. The Nominations and Compensation Committee and the Board of Directors consider that the consistency of these weighting rules is a positive element of governance. Since 2010, the financial criteria for determining the quantitative portion of variable compensation have been constant. Since that date, they are incorporated into the Group’s objectives of positive free cash flow (after payment of dividend), cost reduction, cash flow after deduction of net investments and an increase in adjusted operating income. The quantitative portion of variable compensation is determined on the basis of financial criteria and involved the achievement during the financial year concerned of the budgetary objectives fixed annually by the Board of Directors. The criteria for the qualitative portion for financial years 2010, 2011 and 2012 are set out below.

2010 Variable Compensation of Mr. Antoine Frérot, as Chairman and Chief Executive Officer

Following the proposals made by our Nominations and Compensation Committee, the Board of Directors, at its meeting on March 24, 2010, for the purposes of determining the variable portion of the Chief Executive Officer’s compensation in respect of the year 2010, maintained a quantitative portion of 70% and a qualitative portion of 30%. The criteria for the quantitative portion of the variable compensation of the Chief Executive Officer involved the achievement of the budgetary objectives relating, on the one hand, to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in working capital requirements (weighted at 35%), and, on the other hand, to the increase in adjusted operating income (weighted at 35%).

These criteria were in line with our major objectives for 2010 to control our debt and to improve our profitability as part of a strategy of organic and profitable growth.

The qualitative portion of 30% was assessed with respect to the following qualitative criteria: the individual and managerial performance, the implementation of Group projects creating synergies and the promotion of actions taken by the Group in terms of safety.

Applying these criteria and given that the objectives set for 2010 were largely achieved, the Board of Directors, at its meeting on March 24, 2011, allocated an amount of €754,063 to Mr. Antoine Frérot in respect of the quantitative and qualitative portion of his variable compensation for 2010.

2011 Variable Compensation of Mr. Antoine Frérot, as Chairman and Chief Executive Officer

Following the proposals made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 24, 2011, maintained, for the purpose of determining the variable portion of the Chief Executive Officer’s compensation in respect of the year 2011, the relative weights with a quantitative portion of 70% and a qualitative portion of 30%. The criteria for the quantitative portion of the variable compensation of the Chief Executive Officer involve the achievement of the budgetary objectives relating, on the one hand, to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in working capital requirements (weighted at 35%), and, on the other hand, to the increase in adjusted operating income (weighted at 35%).

The qualitative portion of 30% was assessed with respect to the following qualitative criteria: the individual and managerial performance, the implementation of Group projects creating synergies and the promotion of actions taken by the Group in terms of safety.

These criteria were in line with our objectives for 2011, which were a positive free cash flow after the payment of dividends and increasing adjusted operating income (excluding the effect of the merger of Veolia Transport and Transdev).

Applying these criteria and given the very partial achievement of the objectives announced for 2011 (achievement of a positive free cash flow above the external objectives announced and an adjusted operating income down sharply as compared to 2010), the Board of Directors, on March 15, 2012, decided to award Mr. Antoine Frérot an amount of €244,940 in respect of the quantitative portion of his variable compensation for 2011. However, at the specific request of Mr. Antoine Frérot, he was not awarded the qualitative portion of variable compensation.

2012 Variable Compensation of Mr. Antoine Frérot, as Chairman and Chief Executive Officer:

Following the proposals made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 15, 2012, decided, for the purposes of determining the variable portion of the Chairman and Chief Executive Officer’s compensation in respect of the year 2012, to maintain a quantitative portion of 70% and a qualitative portion of 30%. With regard to the Group’s 2012 objectives of disposals and debt reduction in line with our objective to increase in positive free cash flow (after payment of dividends) and a decrease expenses in order to increase adjusted operating income (excluding Veolia Transdev), the criteria for the quantitative portion of the variable compensation of the Chairman and Chief Executive Officer were based on the achievement of the budgetary objectives concerning (i) adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in working capital requirements (weighted at 35%), and (ii) the increase in adjusted operating income (weighted at 35%).

The qualitative portion of 30% was assessed with respect to the following qualitative criteria: the achievement of our strategic transformation plan, and more specifically the level of achievement of the plan and the contribution to achievement of this plan.

Applying these criteria and given the achievement of the objectives announced for the year 2012: (i) the quantitative portion was assessed based on the achievement of a positive free cash flow above the externally announced objectives, exceeding the debt reduction objective, with the cost reduction plan ahead of schedule despite a drop in adjusted operating income as compared to 2011 and (ii) the qualitative portion was determined in consideration of the successful completion of our planned disposals and a refocusing of our activities. Therefore, the Board of Directors, on March 14, 2013, decided to award Mr. Antoine Frérot an amount of €679,293 in respect of the quantitative and qualitative portion of his variable compensation for 2012.

The methods used to calculate the variable portion of the Chairman and Chief Executive Officer’s compensation for the year 2013, adopted by the Board of Directors on March 14, 2013, are set out above.

Total Compensation Paid to Mr. Antoine Frérot in His Capacity as Chairman and Chief Executive Officer of Veolia Environnement

During the year 2012, the total compensation paid to Mr. Antoine Frérot amounted to €1,219,123. Mr. Antoine Frérot thus received the fixed portion of his compensation for 2012 (€900,000), as well as the variable portion of his compensation in his capacity as Chairman and Chief Executive Officer of Veolia Environnement for the year 2011, paid in 2012 (€244,940). Finally, he received benefits in kind and directors’ fees for 2011 in respect of his positions held within our Company and other companies of our Group.

In respect of the year 2012, the total compensation due amounts to €1,580,610 (up 0.2% compared to that due in respect of the 2010 fiscal year and up 27% compared to that due in respect of the 2011 fiscal year, it being specified that M. Antonie Frérot waived the qualitative portion of his variable compensation for 2011) including the fixed portion of his compensation for 2012 (€900,000), which remained unchanged from 2011 (€900,000), the variable portion of his compensation for the 2012 fiscal year (€679,293) as well as the benefits in kind, M. Antoine Frérot having not received directors’ fees in respect of his positions held within our Company and other companies of our Group.

The table below shows a summary of compensation of all kinds, detailed in the tables hereafter and under “—Share Subscription and Purchase Options” below concerning information relating to stock subscription or purchase options and performance shares.

Table summarizing the total compensation, options and shares granted to Mr. Antoine Frérot
(in euros)	2010 Fiscal Year	2011 Fiscal Year	2012 Fiscal Year
Total compensation owed for the fiscal year	1,577,946	1,244,604	1,580,610
Value of options granted during the fiscal year	–	–	–
Value of performance shares granted during the fiscal year	–	–	–
TOTAL	1,577,946	1,244,604	1,580,610

Table summarizing the compensation paid out to Mr. Antoine Frérot
	2011 fiscal year		2012 fiscal year
	Amounts owed for the fiscal year	Amounts paid out during the fiscal year	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation in his capacity as Chairman and Chief Executive Officer of the Company	900,000	900,000	900,000	900,000
Variable compensation in his capacity as Chairman and Chief Executive Officer of the Company	244,940(1)	754,063	679,293(2)	244,940
Extraordinary compensation	–	–	–	–
Directors’ fees
Paid by Veolia Environnement	33,600	33,600(4)	–	8,400(3)
Paid by controlled companies(5)	64,466	50,558	64,466	64,466
Benefits in kind(6)	1,598	1,598	1,317	1,317
TOTAL	1,244,604	1,739,819	1,580,610	1,219,123

(1)  Variable portion for 2011 paid out in 2012.

(2)  Variable portion for 2012 to be paid out in 2013.

(3)  Directors’ fees paid in respect of his position as director for the 4th quarter of the previous fiscal year.

(4)  Directors’ fees paid in respect of his position as director for the 4th quarter of the previous fiscal year and the first three quarters of the current fiscal year.

(5)  Directors’ fees received in respect of positions in other companies of the Veolia Environnement Group, in France and abroad.

(6)  Provision of a company car.

Compensation of Mr. Antoine Frérot in his Capacity as Chairman and Chief Executive Officer and Objectives for 2013

Following the recommendations made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 14, 2013, decided, for the year 2013, to maintain the fixed portion of compensation awarded to Mr. Antoine Frérot at €900,000.

In line with our objectives for 2013, the Board of Directors decided, for the purposes of determining the variable portion of the Chairman and Chief Executive Officer’s compensation in respect of the 2013 fiscal year, to use a quantitative portion of 70% and a qualitative portion of 30% in addition to the base bonus.

The criteria applied to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation for 2013 remain unchanged for the past three years. With respect to the two major objectives of controlling debt and improving profitability as part of a refocusing strategy, the criteria for the quantitative portion (70% of the base bonus) continue to depend on the achievement of the budgetary objectives relating (i) to adjusted operating cash flow after deduction of net investments, adjusted by the positive or negative change in working capital requirements (weighted at 35%) and (ii) to the increase in adjusted operating income (weighted at 35%).

Furthermore, the qualitative portion of 30% will be assessed depending on the achievement of our strategic transformation plan.

Details About Options Awarded

With regard to the policy for the allocation of stock subscription or purchase options and performance shares to our corporate officer, the Board of Directors, on March 24, 2011, decided that due to legal constraints, no allocation of this kind to the Chairman and Chief Executive Officer would be made during the year 2011. For the same reasons, the Board of Directors, on March 15, 2012, decided that no allocation of stock subscription or purchase options or performance shares to the Chairman and Chief Executive Officer would be made during the year 2012.

The Board of Directors, on March 14, 2013, reiterated this decision, while asking the Nominations and Compensation Committee to examine and propose methods for calculation of compensation or incentives based on the achievement of medium- or long-term performance goals. These methods, which are yet to be determined, would be applied to the Chairman and Chief Executive Officer and extended to the other Group executives starting in 2014.

Information, concerning any stock subscription or purchase options granted to and exercised by the Chairman and Chief Executive Officer during the year 2012, appears under “—Share Subscription and Purchase Options” below.

Obligations of the Chairman and CEO to Retain Shares

In accordance with Article L. 225-185 of the French Commercial Code, the Company's Board of Directors decided on March 29, 2007, at the proposal of the Nominations and Compensation Committee, to apply a rule to require its Chairman and Chief Executive Officer to set up a Veolia Environnement share portfolio equal to 50% of the balance of the shares that result from exercising options after payment of tax (capital gains tax and mandatory social security contributions) and the cost of financing (number of options that it is necessary to exercise by combined exercise and sale in order to finance the exercise price of the portfolio and the tax). That rule has not been applied in practice, as the performance criterion set in the 2007 stock options plan has not been met and considering that no options or performance shares have been awarded to the Company’s directors and executive officers since that date. The rule may be reassessed by the Board in the future.

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

Accounts and Audit Committee

Operations and Composition of the Committee

The Accounts and Audit Committee is held at the initiative of its own Chairman or at the request of the Chairman of the Board of Directors at least five times per year to review the periodic and annual financial statements before their submission to the Board of Directors. In 2012, the Accounts and Audit Committee met eight times (seven times in 2011). The average rate of attendance in 2012 was 87.5% (compared to 96.4% in 2011).

The Accounts and Audit Committee has three to five members appointed by the Board of Directors from among the directors (excluding those directors in management positions) pursuant to a recommendation made by the Nominations and Compensation Committee. The Board appoints the Committee Chairman.

At its meeting of December 12, 2012, the Board made changes to the composition of the Accounts and Audit Committee. It decided to appoint Jacques Aschenbroich, replacing Pierre-André de Chalendar, and one additional member, Nathalie Rachou. As of the date of this annual report on Form 20-F, this committee has five independent members, as required by the internal regulations of the Board of Directors: Daniel Bouton (Chairman), Jacques Aschenbroich, Paul-Louis Girardot, Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard, and Nathalie Rachou.

According to the internal regulations of the Accounts and Audit Committee, its members are required to be chosen on the basis of their financial or accounting expertise and at least one committee member must have specific financial or accounting expertise and be independent under the criteria specified in the internal rules and regulations of the Board of Directors. On March 14, 2013, the Board of Directors deemed all the committee members to be financial experts within the meaning of the U.S. Sarbanes-Oxley Act and applicable French legislation, on the grounds that they possessed the necessary expertise and experience. All of the committee’s members are considered to be independent under Section 303 A.06 of the New York Stock Exchange Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934.

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

In general, the Accounts and Audit Committee is responsible for monitoring issues concerning the preparation and control of accounting and financial information and, in particular, for monitoring (i) the integrity of our financial statements and the process for preparing financial information; (ii) the effectiveness of internal control systems concerning financial and accounting information and our risk management systems that are expressed in the accounting system, or identified by executive management, and that may affect the financial statements; (iii) our compliance with statutory and regulatory requirements where these are relevant to financial reporting or internal control; (iv) evaluation of the auditors’ skills and independence; and (v) the performance of their duties by our internal audit department and the independent statutory auditors with respect to auditing the individual and consolidated annual financial statements. In this regard, the duties of the committee are:

(a)

Process of preparing accounting and financial information: (i) together with the auditors, reviewing the relevance and consistency of the accounting methods used to prepare the individual or consolidated financial statements, examining whether major transactions are adequately processed on a Group-wide level; (ii) reviewing the scope of consolidated companies and the procedures for collecting financial and accounting information and interviewing and seeking the explanations and comments of the auditors in this respect, where necessary; (iii) giving an opinion on the draft semi-annual and annual individual and consolidated financial statements prepared by senior management before those statements are presented to the Board; (iv) interviewing the auditors, the members of executive management and financial officers, particularly on the off-balance-sheet commitments, depreciation/amortization, provisions, goodwill and principles of consolidation; such interviews may be conducted without the presence of our executive management; (v) taking cognizance of, and expressing an opinion on the process of preparing press releases on the occasion of publication of the annual or semiannual financial statements and the quarterly information; and in the context of the Board’s examination of the press releases concerning, in particular, the annual and semi-annual financial statements, making sure that the presentation of this financial information to the market is consistent with the information in the financial statements, according to the information in its possession.

(b)

Internal audit: (i) taking cognizance of our audit charter; (ii) examining our annual internal audit program once a year; (iii) periodically receiving information from our Company with respect to the progress in the program to audit and assess the internal control system (cf. section 404 of the Sarbanes-Oxley Act) and risk management, summaries of the auditing assignments carried out and, once a year, an overall analysis of the main lessons learned from the auditing year; and (iv) interviewing the head of the internal audit department and giving the Committee’s opinion on the organization of the work of his department.

(c)

Effectiveness of the internal control and risk management systems, within the framework of the provisions of Section 404 of the Sarbanes-Oxley Act (evaluation of the effectiveness of the internal control procedures regarding financial and accounting information) in particular, and Article L. 823-19 of the French Commercial Code (cf. Order of December 8, 2008 having implemented the Directive concerning the statutory auditing of financial statements): Concerning the monitoring of the effectiveness of internal control systems: (i) periodically receiving information from our Company about the organization and procedures of internal control relating to financial and accounting information; (ii) interviewing the head of the internal control department and giving the Committee’s opinion on the organization of the work of his department; (iii) hearing an annual report from the Ethics Committee on the whistleblowing system available to employees with respect to accounting, finance, management audits and control; having significant matters referred to it by the Ethics Committee in said fields and ensuring the follow-up of those cases with said Committee. Concerning monitoring of the effectiveness of the system of managing the risks expressed in the financial statements or those identified by Executive Management that may have an effect on the financial statements:(iv) periodically examining the mapping of the main risks identified by Executive Management that may affect the financial statements; (v) taking cognizance of the main characteristics of the systems for managing those risks and the results of their operation, based in particular on the work of the risk management department, the internal audit department and our independent statutory auditors in relation to internal control procedures; and (vi) following up implementation of corrective actions in relation to any identified weaknesses that might have an impact on the financial statements.

(d)

Auditors: (i) reviewing the auditors’ planned work on an annual basis; (ii) interviewing the auditors and the officers in charge of finances, accounting and treasury, in certain cases, without the presence of members of our Executive Management; (iii) supervising the procedure for choosing auditors and making recommendations thereon; (iv) giving its opinion regarding the amount of fees requested by the auditors; (v) giving its prior approval to auditor activities that are strictly ancillary or directly complementary to the audit of the financial statements; and (vi) being informed of the fees that we and our Group pay to the audit firm and network, ensuring that the amount of these payments or the share of these payments in the firm’s and the network’s revenue does not call into question the independence of the auditors, and reviewing together with the auditors any risks threatening their independence and the precautionary measures to be taken to reduce such risks.

Committee Activities in 2012

In 2012, the Accounts and Audit Committee organized its activities, as before, within the framework of a program drawn up by the Committee for the year. The meetings are covered by minutes and by a report from the Chairman of the Committee to the Board of Directors.

The Accounts and Audit Committee proceeded to review the annual and semi-annual financial statements and the associated business report. It reviewed the main accounting options, asset impairment tests and risk agreements. The Committee noted the financial information and business reports of the first and third quarters of 2012. Pursuant to the provisions of Section 404 of the Sarbanes-Oxley Act, the Committee read the summary of the internal control activities and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, audited by the auditors, and examined the 20-F report for 2011. It examined fraud reporting, and reviewed the plans of action for fraud prevention, as well as the report on the activities of the Ethics Committee. The Accounts and Audit Committee examined the summaries of the internal audit assignments performed in 2011 and the first half of 2012 and approved the internal audit program for 2013.

Together with the Company’s managers, the Committee also reviewed the key processes in its duties: review of the financial policy and planned financing transactions, review of the investment process and divestment transactions, tax review and review of legal reporting on major disputes, financial review of the Energy Services Divisions, review of the risk management system and update on the implementation of action plans, and review of the environmental risk management system. The Committee was informed in particular about: the planned transfer of SNCM (the Marseille ferry operator) from Veolia Transdev to the Company; a case of fraud in a subsidiary (Marine Services); the divestment of the regulated water operations in the United Kingdom and solid waste operations in the United States; and changes in IFRS.

The Committee approved the auditors’ assignments for 2012 and fee budget for 2013; it reviewed the state of their terms of office as well as their independence, and how they organized their tasks and recommendations. It was also involved in the process to reappoint an auditor.

The Committee may interview persons outside the Company if it deems such interviews useful to the performance of its duties. In addition, the Committee may consult with outside experts. It may also interview the Company’s financial officers or the auditors without the presence of the Chief Executive Officer. Thus, during the past year, the Chairman of the Accounts and Audit Committee and/or the Committee members interviewed and met with the chief financial officer, the financial services director, the Group internal audit director, the internal control director, the general counsel, the senior tax director, the risk management director, the Group insurance director, the human resources director, the cash-flow financing director, the development director, the executive vice-president and the finance director of the Energy division, the chairman of the Ethics Committee and the Company’s auditors. The Committee did not call upon outside consultants in 2012.

The Nominations and Compensation Committee

Operations and Composition of the Committee

The Nominations and Compensation Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors, at least twice a year. In 2012, the Nominations and Compensation Committee met three times (versus three times in 2011). Its members’ average attendance rate was 100% (it was also 100% in 2011).

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

As of the date of this annual report on Form 20-F, this Committee has four members, three of whom are independent on the basis of the criteria set forth in the Board’s internal rules and regulations: Serge Michel (Chairman), Daniel Bouton, Louis Schweitzer and Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard. The composition of this Committee did not change in 2012.

Duties of the Committee

The main duties of the Nominations and Compensation Committee are as follows:

(a)

Compensation: (i) to study and make proposals regarding the overall compensation of our directors and executive officers, in particular with regard to the rules and criteria governing the variable portion of compensation consistent with the annual evaluation of their performances and the medium-term strategy and performance of the Company and the Group, and with regard to the granting of in-kind corporate benefits, stock purchase or subscription options and allocation of bonus shares, pension plans, termination compensation and any other benefits, ensuring that all such components are taken into account in evaluating and setting their overall compensation; (ii) to propose to our Board of Directors an overall amount of directors’ fees to be paid to our directors, as well as the rules for the distribution of these; (iii) to give our Board of Directors its opinion regarding the general policy and terms and conditions for granting stock purchase or subscription options, allocation of bonus shares and setting up employee stock ownership plans, as well as the provisions for sharing the performances of our Company or Group with employees; (iv) to make proposals to the Board concerning the granting of stock options and, if applicable, bonus shares to our directors and executive officers, as well as with respect to the performance conditions applicable thereto; (v) to make proposals to our Board concerning the obligation of our directors and executive officers to keep shares obtained by exercising stock purchase or subscription options or, if applicable, the allocation of bonus shares; and (vi) to give its opinion concerning the compensation policy with regard to our key managers who are not also directors or executive officers of our Company or of other companies of the Group.

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

Activities of the Committee in 2012

In 2012, the activities of the Nominations and Compensation Committee were devoted to changes in the composition of the Board, reappointing existing members or selecting new ones; preparing proposals and recommendations for the Board concerning the compensation of the Chairman and Chief Executive Officer and Executive Committee (setting the variable portion for 2011 and the fixed portion for 2012, criteria for calculating the variable portion for 2012); stating its opinion on the compensation of the Executive Committee members; stating its opinion on the policy with respect to awarding stock-options and employee stock ownership; issuing conclusions and following up on the formal evaluation of the operation of the Board of Directors and its committees; assessing the independence of the directors; reviewing the budget for directors’ fees and distributing such fees among the directors.

Research, Innovation and Sustainable Development Committee

Operations and Composition of the Committee

In accordance with its internal rules and regulations, the Research, Innovation and Sustainable Development Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors. It is required to hold at least three meetings per year. During the 2012 fiscal year, the Committee met three times (versus six in 2011). Its members’ average attendance rate was 66.67% (compared to 100% in 2011).

The Research, Innovation and Sustainable Development Committee has three to five members, who are appointed by the Board of Directors pursuant to recommendations made by the Nominations and Compensation Committee. The Chairman of the Committee is appointed by the Board of Directors on the basis of a proposal made by the Chairman of the Board.

At its meeting of December 12, 2012, the Board of Directors decided to appoint Jacques Aschenbroich as a member and chairman of this Committee, replacing Philippe Kourilsky, who resigned, as well as two additional members, Marion Guillou and Thierry Dassault. On the date of the filing of this annual report, this Committee has five members, four of whom are independent (an “I” is indicated after the names of the independent members): Jacques Aschenbroich(I) (Chairman), Paul-Louis Girardot (I), Pierre-André de Chalendar, Marion Guillou(I) and Thierry Dassault.

Duties of the Committee

The duties of the Research, Innovation and Sustainable Development Committee are to assess the research and development of sustainable development strategies and policies proposed by the departments of our Company and Group responsible therefore and to state its opinion to the Board of Directors.

The Committee is informed of programs and priority actions undertaken and it evaluates the results thereof. In particular, it keeps abreast of budgets and staff levels and gives its opinion regarding the allocation of resources and whether they are appropriate in light of strategic choices made.

The Committee’s main contacts are our Chairman of the Board of Directors, Executive Management and Executive Committee, our research, innovation and development and sustainable development departments, as well as any other manager within our Company who has information or opinions that may be of use to the Committee.

The Committee may also interview persons outside of our Company if it deems such interviews of use to the performance of its duties. In addition, the Committee may consult outside experts.

Activities of the Committee in 2012

In 2012, the Research, Innovation and Sustainable Development Committee met with the management of the Company’s R&D subsidiary, Veolia Environnement Research and Innovation (VERI), and with Executive Management and technical and/or development directors of the divisions. In 2012 the Committee monitored changes within the Group in the following areas: the Group’s digital strategy, human resources and budgets devoted to innovation and sustainable development; organization of R&D based on a matrix structure; interface between VERI and the divisions and/or operational units; definition and consolidation of the R&D scope structuring and follow-up of the R&D project pipeline; identification and roll-out of field innovations; industrialization of innovations; protection of competitive advantages; R&D watch and start-ups (VIA, “Veolia Innovation Accelerator”); benchmark for innovation set by the divisions; sizing of the sustainable development department relative to the Group; international orientation and cross-over of innovation between divisions; innovative business models; and positioning of innovation at the highest level.

COMMITTEES CREATED BY MANAGEMENT

Disclosure Committee

The Disclosure Committee was created by the Chairman of our former Management Board (the equivalent of the Chief Executive Officer under our former governance structure) and our Chief Finance Officer on December 11, 2002, the date on which the proposal to create such Committee was submitted to our management board. The meetings of the Committee are chaired by the Chief Executive Officer.

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

The Disclosure Committee met twice in 2012. At its meeting of April 11, 2012, it reviewed, among other things, the procedures for preparing and approving our annual report on Form 20-F before it was filed with the SEC on April 13, 2012, as well as the certificates required to be provided by the Chief Executive Officer and the Deputy Chief Finance Officer in accordance with U.S. stock exchange regulations. At its meeting of December 20, 2012, the Disclosure Committee mainly reviewed recent regulatory developments that could have an impact on the communication and publication of information intended for the market, in particular through the French reference document and the annual report on Form 20-F, and initiated the process of gathering information and drafting the annual reports for the 2012 fiscal year.

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

The members of the Ethics Committee are under an obligation to maintain strict confidentiality and are not authorized to disclose their personal positions outside the Company. To ensure their freedom of conscience, they do not receive instructions from our executive management and may not be removed from office for the duration of their term (four years, renewable). The role of the Ethics Committee is to present recommendations regarding our fundamental values. The Committee verifies that this program is accessible to all. Any issue relating to ethics can be brought before this committee by any employee or the Committee can raise issues itself. “Ethics visits” can be performed at any of our operations. Through individual interviews with a representative sample of employees of the site visited, these visits allow the Committee to assess the degree of ethical maturity of the employees, their knowledge of our values, ethical problems that they may encounter and the training that they receive from their hierarchy or give to their employees on the subject.

In this way the Ethics Committee continued in 2012 the major review of the Group’s employee standards commenced in 2008, with since 2009, visits to sites where the Company operates (Germany, Egypt, United Arab Emirates, Norway, Japan, South America and Bulgaria).

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

In 2012, the Committee reported on its work during the previous year, as it does annually, to the Accounts and Audit Committee and the Executive Committee.

Risk Committee

The Group Risk Committee is the body responsible for validating and monitoring the effectiveness of action plans put in place to respond to major risks identified in risk mapping. It ensures the effectiveness of the risk management systems and supports them. It can also take a position on risks that it deems to be unacceptable within the context of our activities. It meets each year in addition to risk network meetings. The composition of this committee may be increased depending on the topics placed on the agenda. It is led by the Group Risk Manager and chaired by the Secretary General.

Each of the divisions has its own Risk Committee modeled on that of Veolia Environnement, so as to validate and monitor the deployment of action plans in response to major risks identified during the risk mapping process.

The Group Risk Committee held one meeting in 2012, during which the Group risk mapping, representing the common methodology framework, was presented and examined.

The Risk Department presented the subject of risks on two occasions in 2012 to the Accounts and Audit Committee of the Board of Directors. The first presentation examined the general risk management system and the update to the Group risk mapping. The second presentation examined specific risks, considered the Group’s insurance policy and reviewed its action plans. These presentations were performed in the context of the 8th directive, which requires the Board of Directors (through a specific committee) to seek assurance as to the efficiency of the Company’s risk management and internal control systems.

EMPLOYEES

Total Workforce

As at December 31, 2012, our total workforce was composed of 318,376 employees, compared with 331,266 as at December 31, 2011. The table below shows the breakdown of the workforce managed by Veolia Environnement by geographical area as at December 31, 2012.

Geographical Area	Water	Environmental Services	Energy Services	Holding companies & specialized subsidiaries	Total excluding Veolia Transdev	Veolia Transdev	2012 Total	%
Total Europe	54,563	52,174	36,361	4,790	147,888	73,485	221,373	69.5%
of which France	26,809	23,486	13,762	4,759	68,816	36,737	105,553	33.2%
Total North America	3,707	5,490	814	0	10,011	17,355	27,366	8.6%
Total South America	1,535	297	8,262	11,702	21,796	2,395	24,191	7.6%
Total Africa/Middle East	10,042	1,070	2,070	0	13,182	888	14,070	4.4%
Total Asia/Pacific	19,247	5,260	2,317	38	26,862	4,514	31,376	9.9%
Total World	89,094	64,291	49,824	16,530	219,739	98,637	318,376	100%
%	28.0%	20.2%	15.6%	5.2%	69.0%	31.0%	100%

Consolidated Weighted Average Annual Workforce

This figure is calculated by weighting the average annual workforce of the consolidated companies against their financial consolidation rate. The consolidated weighted average annual workforce in 2012 was 248,805 employees.

Weighted Average Annual Workforce
	Total 2011 excluding Veolia Transdev	Total 2012 excluding Veolia Transdev	2011 Total	2012 Total
Annual full-time equivalent workforce	230,079.60	215,253.84	320,105.99	305,977.83(1)
Full-time equivalent workforce with indefinite-term contracts	212,763.92	199,293.95	296,936.24	284,803.58(1)
%	92.5%	92.6%	92.8%	93.1%

This workforce corresponds to the equivalent number of employees we would have if these employees had all worked full time throughout the year. It is calculated by weighting the total workforce against both the employment rate and the amount of time worked by each employee.

In France, there were 102,681 full-time equivalent employees in 2012, of which 97,483 (95%) were employees on indefinite-term contracts. For more information on our employees, see Note 39 to our Consolidated Financial Statements contained in Item 18. of this annual report on Form 20-F.

Labor From Outside the Group

The workforce of temporary workers (full-time equivalent) in 2012 was 13,051, representing 4.3% of the total full-time equivalent workforce. In France, the workforce of temporary workers (full-time equivalent) was 6,054 (5.9% of the total full-time equivalent).

Employee Benefits

Optional and Mandatory Profit-Sharing

The total amount representing optional and mandatory profit-sharing paid by the Group represented €139.9 million (excluding Veolia Transdev), which is 2.3% of total payroll before taxes (excluding Veolia Transdev) worldwide.

In France, the total amount of optional and mandatory profit-sharing represented €108.7 million, which is 4.3% of total payroll before taxes (excluding Veolia Transdev) in France.

Business Relations and Overview of Collective Bargaining Agreements

Number of collective bargaining agreements signed in 2012 in the Group: 2,135 collective bargaining agreements were signed, including 1,128 agreements on compensation, 317 agreements on health, safety and working conditions, 203 agreements on social dialogue and 487 agreements on other subjects or comprising several subjects. There were 17,238 employee representatives in 2012.

Number of collective bargaining agreements signed in 2012 in France: 990 collective bargaining agreements were signed, including 529 agreements on compensation, 111 agreements on health, safety and working conditions, 82 agreements on social dialogue and 268 agreements on other subjects or comprising several subjects. There were 10,189 employee representatives in France in 2012.

Human Resources Policies

Our Group is undergoing a major transformation in which Human Resources plays a key role in executing organizational plans, asset disposals and change management. Its aim is clear: to be proactive at every stage in order to adapt our organization to the changes in our businesses. To bring about this New Veolia, our Executive Management is taking steps to motivate and support our managers – who are key players in the transformation – through more frequent communications and through a code of conduct that reaffirms our values and standards of behavior. As this transformation takes place, we continue to focus on our employees to ensure the Group’s success, because their effectiveness and the quality of their services constitute a competitive advantage.

To keep pace with these changes, Human Resources is stepping up its efforts in key areas of policy: ensuring a safe and healthy working environment, training employees to meet the challenges of tomorrow, promoting diversity and transparent dialogue, and ensuring solidarity within the company for all employees.

This period of constructing the "New Veolia" requires consistency and cohesion above all. Accordingly, the Group’s Executive Management is strongly supporting the various stages of the transformation by reaching out directly to the Group’s managers and employees to explain the strategy, and more particularly to share it in such a way that everyone makes it their own and, in turn, shares it with their co-workers.

The Convergence Plan was presented to 100 key managers in February 2012. Throughout the first half of the year, members of the Executive Committee conducted road shows to present the plan and answer questions from managers in country and French regional offices.

The Manager’s Code of Conduct

The Veolia Environnement Managers’ Code of Conduct was signed by the Executive Committee on December 7, 2012.

It will be deployed in all Group subsidiaries and locations worldwide before the end of 2013.

It is based on the Group’s five fundamental values:

•

Respect

•

Solidarity

•

Responsibility

•

Innovation

•

Customer focus

The Code reflects the Group’s shared commitment to each of these values, and will now be used in evaluating managers’ collective and individual conduct.

The Code of Conduct mainly governs our internal relations, just as the “Ethics, Commitment and Responsibility” program (detailed under Item 4. “Information on the Company – Corporate Social Responsibility Programs – Actions in Favor of Human Rights”) governs the relations between the Company and its stakeholders. These two documents, though separate, are consistent and built on common values.

Setting Management Objectives

To align managers’ objectives with the Group's strategy, a process was initiated to standardize and set objectives for managers as a whole.

Their performance will be evaluated based on financial, safety and qualitative objectives, taking into account their hierarchical positions and functions.

Executives

To strengthen the managerial culture, the “management of executive managers” program focuses in particular on leadership potential, openness to a changing world, and the ability to promote the values of corporate social responsibility. The Group offers its employees specific training and development courses that focus on the challenges and businesses of the Group.

In addition, the management of executive managers has for two years been subject to targets for diversity and internationalization of their profiles, all validated by the Executive Committee. The Group is keenly aware that women and other diversified candidates are a talent pool for the leaders of tomorrow.

Employment, Mobility and Training Policies

Veolia Environnement's responses to environmental challenges and to the growing demands of public sector authorities and industrial entities depend on its know-how and, more generally, the performance of its employment policies.

That’s why Veolia Environnement strives to attract, train, develop and retain its staff at all skill levels and in all employment areas in which it operates. As it builds the “New Veolia,” with its geographical consolidation and divestment of Veolia Transdev, the Department of Human Resources is placing a high priority on internal mobility and training, with the dual aim of satisfying customer needs and offering career paths to employees.

Employment-Mobility

The Group Human Resources Division, working through its Employment department, coordinates the overall employment policy for all of Veolia Environnement’s businesses. The Company has tasked the Group Executive Committee with monitoring the implementation of this policy.

In the more constrained environment of the Group’s reorganization, the employment policy reaffirms the priority placed on mobility and controlled hiring which makes solidarity within the Group essential. Accordingly, the headquarters’ voluntary departure plan will rely on internal mobility and reclassification within Veolia Environnement's various organizations.

Mobility

To implement its policies, Veolia Environnement’s Employment Director depends on the Human Resources coordinators of every country where Veolia Environnement operates, as well as on shared processes and tools, such as:

•

the Group’s Careers portal, where all of the Group’s job openings are listed;

•

annual performance appraisal interviews used to define skills development needs and outline prospective career paths for each employee;

•

collective manager evaluations, for which Veolia Environnement uses a peer-review based method called "ECHOS" (Evaluation Collégiale des Hommes, des Organisations et des Structures (Peer Review of People, Organizations and Structures)). These tools and methods incorporate the recommendations of the equal opportunities policy;

•

a central repository of job descriptions for all Group support functions;

•

A “GPEC” agreement for France, discussed in greater detail below under “—A Socially Responsible Employer—Employee Relations and Dialogue--Strengthening Employee Representative Bodies and Expanding Dialogue.”

Work/Study

The Group’s Executive Management has reaffirmed its commitment to make work/study a centerpiece of its hiring policy, considering it an excellent way to equip employees with the necessary skills to work in our businesses.

This policy is implemented in particular through Veolia Environnement’s Campus network and training centers, and through a growing number of partnerships with local employment and training entities. The “Veolia Skills” initiative reaches out to the general public and local employment and training partners to raise awareness of environmental activities and services and to facilitate the recruitment of candidates for local jobs, including those with no prior qualification.

Relations with Schools and Partnerships

Despite a difficult economic context, mobilizing the resources the Company needs today and tomorrow, in terms of both quantity and quality, is still a priority: Veolia Environnement remains very active in environment-related events, job and work/study fairs and forums in schools and universities.

The Group continues to develop and expand its many academic, educational, institutional and research partnerships with professionals in training, counseling, employment and higher education.

Training

Veolia Environnement’s multiple training challenges include:

•

continuously adapting skills to increasingly complex activities;

•

anticipating change through training in new technologies; and

•

promoting career development.

To address these challenges, the Group’s training policy focuses on three objectives:

•

developing employee skills in all businesses;

•

supporting the Group’s commercial development and performance; and

•

contributing to the development of the corporate culture.

The Group’s training policy is embodied in four guiding principles:

Training for All

The training policy is open to all employees from the time they are hired and throughout their career with the Company. In 2012, more than 630,000 training activities were offered. Their purpose is to develop individual skills through recognized courses that lead to certifications and accreditations, job mobility and career development. Over 88% of training efforts are aimed at operators and technicians to promote the development of the less-qualified staff as well.

Recognized Training

The Group offers recognized degree courses to accord full importance to skills recognition. The aim is to motivate employees, increase their employability and enable them to acquire measurable skills and develop an understanding of the task, which is a key competitive asset in a service business. For 20 years, this aim has been embodied by the creation of diploma programs dedicated to our activities and all levels of training in the Campus network. The French network offers 11 CAP-level (certificate of professional aptitude) certificates and diplomas, 9 BAC-level (Baccalaureat) certificates and diplomas, three BTS (advanced vocational) diplomas, two Licences Professionnelles (vocational bachelor degrees) and one master’s degree.

Veolia Trains Veolia

The Group is both the main actor and the director of its training policy. Two thirds of training hours provided by the Campus network and Veolia Environnement training centers are led by Group employees. Striking a balance between permanent trainers and ad hoc contributors from within the Group’s companies ensures the content’s relevance and enhances cohesion.

The Campus Network and Partnerships

Through an active partnership policy, Veolia Environnement has created a skills development platform with a global reach. Veolia Environnement’s Campus network and training centers are located in 11 countries. Established in 1994, this network now totals 20 centers – including six in France – covering two thirds of Veolia’s operating territories and offering 2,496 training programs. The range of programs was developed through input by the corporate and business training departments and the local operational units. This ensures that the training offered is always in line with the reality of our businesses and what is happening in the field. In 2012, this training was delivered by 158 permanent trainers and 611 contributors.

Methodology Dedicated to Skills Development

Veolia’s training policy is based on a methodology which focuses on skills development. Professional committees are set up in each division which analyze the technical, technological, organizational and functional developments for each business, projected over three years. Based on their work, multi-annual training priorities are defined and the training programs offered by the Campus network are developed.

In 2004, Veolia Environnement in France signed an agreement with all labor and management partners on skills development and professionalization of employees. Under this agreement, skills development contracts have been offered to employees to enable them to create professional development plans supported by degree or certificate training programs funded by the company. Contracts signed by both parties (company and employee) ensure everyone’s commitment to the approved plan.

In France, a portion of training funds representing 0.3% of payroll is set aside each year to fund skills development contracts and all projects aimed at employee professionalization.

A Socially Responsible Employer

Employee Relations and Dialogue

Constructive dialogue with its employees has always been a central element of Veolia Environnement’s human resources policy. The Group has made it a key element of its employee relations and a major factor in the Group’s business performance and social commitments.

Strengthening Employee Representative Bodies and Expanding Dialogue

Veolia Environnement ensures that dialogue with employee representatives is properly carried out at all levels:

•

at the company and establishment level – a natural place for negotiations on many issues that impact employees’ daily lives;

•

at the country level, which includes the formal structures for consultation and dialogue that handle all national issues;

•

at the European level with the trade unions and in other business-related forums;

•

at the Group level in the corporate offices and with the Group’s French and European Works Councils.

In October 2010, Veolia Environnement renegotiated the agreement of October 2005 which established the Group European Works Council. The aim was to modernize and strengthen this council’s procedures and operation and to improve dialogue with employee representatives in Europe. This update focused mainly on:

•

aligning the initial agreement with new European employment directives;

•

developing a dialogue with European unions through new provisions on the composition, training and informing of the Group European Works Council; and

•

strengthening dialogue with employee representatives in each country, in addition to the Group European Works Council, in order to facilitate discussions and information-sharing on employment policies in each country.

The Group European Works Council represents two-thirds of Veolia Environnement employees. Veolia Environnement’s model for employee dialogue seeks to create and maintain trusting relationships with employees and their representatives. That requires a fair and consistent compensation policy, opportunities for advancement and training, and the management of jobs and skills so as to promote professional development. Furthermore, the Group is continuously strengthening its policy on health, safety and preventing occupational hazards.

The Group has formalized these commitments in Group-wide agreements signed with employee unions. An agreement on the pro-active management of jobs and skills (GPEC) was signed on February 3, 2011 in order to anticipate changes in Veolia’s business related to its strategy, to facilitate and support professional development, and to offer the most relevant training programs. In late 2011, in a challenging economy, the Group, along with labor and management partners, decided by common accord to redefine the agreement’s priorities for 2012, refocusing on the changes in the Group’s business that come with its transformation.

In addition, the French agreement on the “prevention of occupational hazards, workplace health and safety,” signed in 2008 for a three-year term, was amended and renewed by labor and management partners. The amendment formalizes the commitment shared by all to prioritize employee health and safety and prevent accidents within the Group.

A letter of commitment was also signed with the Group European Works Council on “Prevention, Health and Safety.” In France, the Works Council focused on the prevention of skills gaps, with the support of the French National Agency for Improved Working Conditions (ANACT), by launching occupational studies within each Division. The Group also signed an agreement in December 2012 setting up a group retirement savings plan (PERCO). These agreements are structured around and supplemented by over 2,000 collective bargaining agreements signed at the division and operating levels of our Group.

An Agreement to Strengthen the Quality of Employee Dialogue

The collective bargaining agreement on the quality of employee dialogue, signed in February 2010 by our Executive Management and all French employee representatives, covers nearly one-third of Veolia Environnement’s employees. This agreement very clearly defines and strengthens the roles and responsibilities of all partners recognized and valued in this way.

The certification training program launched in May 2011 for labor and management partners at the corporate level, developed in partnership with IEP Paris and the Dialogues association, reflects the Group’s strong interest in maintaining high-quality relations with those bodies. This was part of a study led jointly with the unions on union careers. The training provides for the skills development of trade union representatives who are thus recognized and supported in their work.

Under the 2010 agreement, union seminars were set up by each organization in order to improve their structure and define their priorities. By systematically participating in these union seminars, which are held each year, the Group’s management actively listens to its partners and maintains a dialogue on the major themes of its employment policy.

Discussions on corporate social responsibility, initiated in 2011 by the Group European Works Council and management, were continued in 2012. They led to a study on the practices and challenges shared with the European labor and management partners and the affirmation of a shared desire to continue the discussion. As a first step, a special training program was set up for the officers of the Group European Works Council.

Finally, in the spirit of training specially for French representatives, a program was implemented for officers, and then members, of the Group European Works Council, confirming the Group’s desire to strengthen employee dialogue at the European level. Designed with the officers of the Group European Works Council and Astrée, a non-profit labor advocacy group, this program focuses on the issues of employee dialogue and interculturalism within the European Group Works Council.

Employee Dialogue, Central to the Group's Transformation

In this time of transformation, developing and structuring employee dialogue is all the more crucial as it strengthens employee relations and ensures that the Group’s employer and social responsibility commitments are upheld in a difficult economic context. Supporting employees during this change underlines the Group's desire to ensure their employability and promote internal mobility.

In line with the Group's commitments and to ensure the transparency and fluidity of communications with labor and management partners as changes occur in the Group, the representative bodies at all levels have been regularly informed at Group European and French Works Council meetings about plans that could impact the employees' future. These mainly relates to the Convergence plans and proposed divestments.

Having completed a portion of its asset disposal program in 2012, the Group has paid particularly careful attention to the quality of the buyers’ plans and to specific commitments concerning the conditions for transferring and managing personnel.

In 2012, as in 2011, the Group French and European Works Councils were heavily involved in the construction of the new Veolia Transdev entity, and were regularly consulted in the process of defining and developing its articles of association.

Promoting Social Initiatives

The Group Human Resources Division is committed to developing innovative field practices with regard to local contexts. The revival of a policy aimed at promoting social solidarity initiatives brings the Group's divisions together to recognize and reward local teams. In 2012, this led to the "Social Innovation Awards,” handed out to highlight initiatives that promote solidarity, social equity, employability, and prevention, health and safety. Our Executive Management plans to stage these awards on a regular basis in the Group to drive forward an active policy of sharing human resources practices among all entities of Veolia Environnement.

Prevention, Health and Safety in the Workplace

Given the nature of its operations and aware that strong performance in workplace health and safety is synonymous with increased performance for the company, Veolia Environnement has made Prevention, Health and Safety a daily concern in all its activities. Our approach to these issues is essentially shaped by the desire to protect the physical and mental well-being of our employees. A linchpin of transformation, Prevention, Health and Safety is the focus of a heightened commitment and continuous efforts to improve. More than a strategy, it is part of the Group's DNA.

Veolia Environnement’s approach to the prevention of occupational hazards relies on the involvement of the entire line management and a system of continuous improvement to meet the commitments, achieve the objectives and implement the ideas of the general policy statement on Prevention, Health and Safety in the workplace. Suppliers are also expected to take the necessary measures to ensure the health, safety and well-being of their employees.

Prevention, Health and Safety Management System

Implementation of Veolia Environnement’s Prevention, Health and Safety management system provides for the effective management of health and safety issues across all of the Group’s entities. This system focuses on six areas:

1.

Commitment and motivation: these should be visible at all levels of the organization and are essential to the success of the system, so that everyone is involved in creating the desired corporate culture.

2.

Policy: the definition of intentions, targets and ideas at Veolia Environnement level and within the operational units establishes the cornerstones of the prevention, health and safety policy.

3.

Planning: the improvement and monitoring of initiatives is designed to ensure compliance with the statutory provisions in force and the targets and results expected at Group level and within the operational units, particularly through the definition of internal standards and procedures.

4.

Implementation and execution: the organization of human and material resources and systems contributes to optimal performance in terms of health and safety. The implementation of programs means that the targets and the expected results can be achieved.

5.

Monitoring and corrective measures: the monitoring and assessment of performance, particularly through the implementation and monitoring of the audit program, means that corrective measures can be defined and integrated into a continuous improvement approach.

6.

Management review: this regular assessment of each element of the health and safety management system is analyzed by the Executive Committee. The aim is to adjust the system in order to ensure it is relevant and effective.

All of these areas underpin Veolia Environnement’s policy on the prevention of occupational hazards, so as to develop a strong and coherent safety culture, a key aspect of the approach.

Group Prevention, Health and Safety Steering Committee

In 2012, in the context of building the “New Veolia,” the Group reinforced its Prevention, Health and Safety policy by implementing several structured and formative projects for the organization, shared across all Group activities. These projects - either already in progress or future projects, validated at the highest level - are developed and led by the Veolia Environnement Prevention, Health and Safety Steering Committee. This committee recommends and implements the Prevention, Health and Safety policy, coordinates cross-cutting projects, creates synergies between businesses by encouraging the sharing of best practices, and evaluates the results with the help of performance indicators.

Its efforts focus mainly on increasing the involvement of line managers in Prevention, Health and Safety efforts and raising awareness about the risks faced by operators in the businesses through: managerial safety visits, implementation of processes for immediately reporting occupational accidents and serious incidents, involving operational management in accident analysis, employee training and awareness (in 2012, nearly 48% of employees participated in safety training), internal communications actions, managing psychosocial risks, structuring regulatory compliance and audit processes, management of major risks and monitoring results.

Letter of Commitment with the Group European Works Council

In addition, strengthening the involvement of European labor and management partners in the Group’s Prevention, Health and Safety policy led to the signing of a “Letter of Commitment” between management and employee representatives. This commitment ensures the consistency of field initiatives in each country in Europe where Veolia Environnement operates. The structural themes of this joint commitment include systematic accident analysis, reinforcement of prevention in occupational health and increased employee dialogue on health and safety topics.

A Reinforced International Security Policy

The Group is especially concerned with monitoring employees who are on temporary or permanent international assignment anywhere in the world, and especially in areas that present a high level of security risk.

For the earliest detection of any deterioration in security, the Security department monitors and analyzes the situation in “at-risk” regions and countries on a daily basis. This monitoring process also includes a monthly mapping of at-risk regions which is distributed to all employees.

In the most sensitive countries where the Group operates, the Security department ensures that protection plans for crisis management are in place. Partnerships with global specialists in prevention, medical and security evacuation supplement this approach. In 2011, based on lessons learned from the “Arab Spring,” the Security department worked closely with the Legal and Risk Management departments to redesign these protection plans, especially to clarify the decision-making chain in the event of a crisis. This framework is being rolled out to all “at-risk” countries where the Group’s expatriates are located.

With regard to short-term assignments, Veolia Environnement’s Security department evaluates requests for travel to the countries considered most sensitive on a case-by-case basis and, when the security situation requires it, gives personalized recommendations to employees, based on their position in the Group and their destination. In 2012, more than 1,600 assignments in two-thirds of the Group’s countries were monitored in this way.

Supporting employees also involves training on security issues in at-risk countries. In order to reach the greatest number, such courses are taught through both e-learning and live sessions. The Corporate International Volunteers (VIE) guided by the division HR departments, are systematically briefed on security issues. The Security department also supports the Veolia Environnement Foundation in training voluntary staff for emergency assignments.

Diversity, Equal Opportunity and Combating Discrimination

Commitment to Diversity - Equal Opportunity

Since June 12, 2003, when it joined the United Nations Global Compact, the Group has supported and promoted the Compact’s principles in its sphere of influence, particularly the protection of international law on human rights, the recognition of collective bargaining rights, and eliminating discrimination in employment and occupations.

Respect for these fundamental rights fits naturally into Veolia Environnement’s overall Human Resources policy, which promotes diversity of experience and backgrounds as a source of innovation and performance for customers, employees and for the territories where the Group conducts its activities.

An Instrument of Corporate Culture and Social Cohesion

Fully engaged in its transformation plan and in improving its performance, the Group is, more than ever before, asserting its commitment to diversity and equal opportunity as an instrument of corporate culture and social cohesion.

Four global priorities have been identified in this context:

•

encouraging diversity in jobs: promoting access for women to jobs which were historically “male” occupations and to leadership positions;

•

optimizing the continued employment of older workers and the transfer of knowledge through tutoring and mentoring;

•

making it easier for people with disabilities to perform their daily duties; and

•

promoting integration through a work/study policy.

To tangibly measure the progress of this policy, seven global indicators have been defined for the next three years by the Group Human Resources Division, with targets established for each entity:

1)

Professional equality: commit to rates for women’s employment and access to leadership posts with targets of 15% women executives and 20% women board members by the end of 2014.

2)

Older workers: commit to an employment rate for workers over 55.

3)

Persons with disabilities: commit to an employment rate target of 6% in France by late 2013.

4)

Efforts to integrate youth: commit to an integration rate target of 4% in France by late 2013.

5)

Management of foreign employees: objective of 100% compliance with the labor laws of each country.

6)

Our training target is to have 60% of managers educated or trained in the fight against discrimination by late 2013 and 100% by 2015.

7)

To implement these commitments, a global action plan, “Diversity and Equal Opportunity 2012-2015” has been developed, based on three pillars:

-

equal treatment to ensure non-discriminatory access to employment, career development and skills management;

-

everyday management of diversity, which is respectful of differences to improve management practices;

-

corporate standards specific to Veolia Environnement by implementing the principles of the UN Global Compact, signed in 2003, to ensure equal opportunity.

Veolia Environnement’s commitments have already resulted in the award of Diversity certification, the signing of the Diversity Charter in France, the consolidation of human resources processes, and the involvement of employee representatives.

In France, agreements on older workers and professional equality between men and women were signed in decentralized entities. The agreement on the development and quality of labor-management dialogue defined the process of strengthening union careers and the fight against union discrimination.

Internationally, such agreements incorporate the legal and regulatory framework of each country relating to equal opportunity and the fight against discrimination. Veolia Environnement signed an agreement to renew the Group European Works Council, with the aim of promoting diversity, and particularly the representation of women in the forum for European dialogue.

Policy Control and Management

The overall policy is managed by a committee chaired by the Executive Vice President, Human Resources, the divisions’ HR Directors, the Diversity Director, representatives of corporate departments involved in the processes and diversity officers. Meeting twice a year, the Committee implements the policy set by the Veolia Environnement Executive Committee, defines the communications plan, analyzes indicators and monitors results and reports to the Chairman on the areas for improvement.

The Committee may be addressed directly through the helpline or by a third party in the event of discrimination. It will then notify the relevant general management to recommend corrective measures and/or penalties.

In order to directly involve all decision-makers in the success of the diversity policy, an annual diversity review is submitted respectively to the Human Resources Committee, the Group French Works Council and the Group Executive Committee. This report is presented to the labor and management partners.

In addition, once a year, in compliance with the law of January 27, 2011, the Board of Directors prepares a report on professional equality between men and women. This document allows the Group’s directors to review the policy and performance indicators on equal opportunity.

A Commitment Recognized in France and Internationally

As part of the certification process started in 2007, the auditors of AFNOR Certification confirmed, in a follow-up audit in January 2012, the overall maturity and improvement of the Group’s approach.

Having earned the Diversity certification for 133 entities in France, the Group relies on a network of 70 diversity officers in the divisions and the Campus to carefully monitor the execution of action plans.

Internationally, other certifications have also been achieved. In the Czech Republic, Dalkia received the “Investor in People” label; in China, Veolia Water rolled out its Charter on Gender Equality; in the United Kingdom, Veolia Propreté was included in the Financial Times’ list of “responsible businesses;” and, in Germany, OEWA recently had its certification renewed on work/life balance.

Long-term Partnerships

The Group is also a partner and/or member of various organizations that promote diversity and equal opportunity. As a partner of the Observatory on Corporate Social Responsibility, in 2012 we collaborated on the guide, “How to develop an international diversity policy,” and the report on “CSR and social protection.”

As a member of the French Association of Diversity Managers (AFMD) Committee on “Job retention and career management for people with disabilities,” the Group contributed to the development of the guide, “How to manage the employment of people with disabilities.”

The Group is an active member of the Club of Certified Companies within the French National Association of Human Resources (ANDRH), and as such participates in working groups on this certification.

Supporting the Most Vulnerable Employees

In 2009, an Active Solidarity Plan was launched in France in consultation with the Group French Works Council to support the most vulnerable employees in a difficult economic context. This led to the launch of “Allô Solidarité,” an employee counseling and support system in France set up with the help of an external partner.

Today, thousands of our employees have access to a telephone platform that allows them to speak with professionals about the social challenges they face.

In 2012, over one hundred calls were received each month, mainly about housing and financial issues.

The partnership with the "Vivons Solidaires" association, which has been in place since September 2010, helps to tackle social emergencies. The association receives many requests for assistance with emergency housing and food donations. Union organizations are involved with the board of directors and management of this association.

These actions reflect the commitment of the Company’s Executive Management and employees to be proponents in the field of respecting fundamental rights and local regulations, and especially of diversity and equal opportunity in all businesses and across all territories.

A Consistent and Competitive Compensation Policy

We apply a global compensation policy, which is consistent with our results and accounts for the following components: wages, social security and employee savings. This policy is based on the following principles:

•

guaranteeing competitive fixed and variable compensation;

•

offering fair compensation in line with the practices of the local markets on which the Group is present, which incorporates and recognizes the efforts made by each individual;

•

optimizing coverage of healthcare and insurance costs in the main countries where the Group operates, in an effort to manage risks separately, and to improve consistency in the choice of local partners (brokers, insurers, etc.);

•

minimizing the risk associated with the existing systems for paying entitlements or pensions in the various countries in which we do business;

•

in France, harmonizing existing local employee savings plans by gradually moving them toward Group-level plans (overhaul of the Group savings plan and negotiation of a Group retirement savings plan).

Longer life expectancies, rising medical costs and increasing retirements make managing the solvency of social security schemes increasingly strategic. In some countries, following the abandonment of public social security systems, economic stakeholders seek to provide health, benefit and pension cover for their employees. Due to its international scope, our Company must take these factors into account and ensure that it:

•

complies with local legislation and, wherever possible, implements complementary social security systems in order to guarantee fair coverage for all its employees;

•

ensures the appropriate management of our Company by seeking to manage the costs associated with benefit obligations that fall within the scope of IAS 19;

•

funds its plans through employer and employee co-investment, so that each party assumes responsibility.

The benefit obligations of Veolia Environnement represented €1.9 billion as of December 31, 2012 (excluding Veolia Transdev but including the Group’s share in SNCM), i.e., a reduction of €223 million year-on-year.

This sharp decline was mainly attributable to the divestment of the regulated water operations in the United Kingdom (a decrease of €399 million), offset by large actuarial losses generated by the significant decrease in discount rates. Other variables include the normal cost of plans (cost of benefits + cost of discounting - benefits paid), currency effects, offset by reductions and other changes in scope (including the equity accounting of the Berlin water business).

These obligations consist mainly of defined-benefits retirement plans (64%) and retirement bonuses (27%). Other liabilities consist primarily of long-service awards, healthcare coverage for retirees and other long-term benefits (time deposit accounts, early retirement benefits in Germany (ATZ)).

Share Subscription and Purchase Options

Company Policy for the 2012 Fiscal Year

The Company did not grant any stock options or free shares in 2012.

Company Policy for the 2013 Fiscal Year

The Board of Directors at its meeting on March 14, 2013, and following recommendations made by the Nominations and Compensation Committee, laid down the Company’s general policy with regard to incentive arrangements for executives and managers of the Group in 2013. Within this context, the Board of Directors decided against granting stock options or free shares in 2013. In view of these recommendations, the authorization given by the General Shareholders’ Meeting on May 7, 2010 with a view to granting to employees of the Company and its affiliated companies stock subscription or purchase options, without discount, for a period of 26 months, representing up to 1% of the share capital as at the allocation decision date (half of which was used during the last issue – stock options plan decided by the Board of Director’s meeting on September 28, 2010), ended on July 7, 2012. After this, the General Shareholders’ Meeting to be held on May 14, 2013 will not be asked to vote on a new resolution for granting stock options.

Options Awarded to the Chairman and Chief Executive Officer and Exercised in 2012

Mr. Frérot’s options in force as of December 31, 2012 represented 0.01% of the Company’s potential share capital at this date. The exercise prices at this same date for these options were all higher than the stock market price for our shares. Our Chairman and Chief Executive Officer was not awarded any share subscription or purchase options in 2012 and he did not exercise any options or receive any bonus shares in 2012.

Share Subscription or Purchase Options Granted to the Top Ten Employees Who Are Not Corporate Officers (Mandataires Sociaux) During 2012 and Options Exercised During 2012

The table below sets forth the share subscription or purchase options granted to the top ten employees who are not corporate officers (mandataires sociaux) during 2012 and options exercised during 2012:

Share subscription or purchase options granted to the top ten employees who are not corporate officers and exercised by them	Total number of options granted / shares subscribed or purchased	Average weighted price(2)	Plan number

Options granted over the 2012 fiscal year by Veolia Environnement and any company within the scope of the option award, to the ten employees of Veolia Environnement and of any other company included within this scope, who were granted the highest number of shares in this way

	none	N/A	N/A

Options held on Veolia Environnement and the companies referred to above, which were exercised during the 2012 fiscal year by the ten employees of Veolia Environnement and of the aforementioned companies, who exercised the highest number of options in this way(1)

	none	N/A	N/A
(1) This does not include options exercised by employees who have left the Group. (2) Exercise price after legal adjustments.

SHARE OWNERSHIP

None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than 1% of our shares.

Stock Option Plans for 2011 Fiscal Year and 2012 General Shareholders’ Meeting

The authorization to award share subscription or purchase options granted by the General Shareholders’ Meeting of May 7, 2010, which was valid until July 7, 2012, was not used during the 2012 fiscal year. The Board of Directors at its meeting on March 14, 2013, and following recommendations made by the Nominations and Compensation Committee, laid down our general human resources policy with regard to arrangements for motivating managers and senior managers of the Group in 2013. Within this context, the Board of Directors decided against the allocation of stock options or bonus shares in 2013.

In view of these recommendations, the authorization given by the General Shareholders’ Meeting on May 7, 2010 with a view to granting to employees of our Company and its affiliated companies share subscription or purchase options, without discount, for a period of 26 months, representing up to 1% of the share capital as at the allocation decision date (half of which was used during the last issue – stock options plan decided by the Board of Director’s meeting on September 28, 2010), ended on July 7, 2012. After this, the General Shareholders’ Meeting to be held on May 14, 2013 will not be asked to vote on a new resolution with a view to granting stock options.

Employee Profit-Sharing

Optional and Mandatory Profit-Sharing Contracts

Given the nature of our business, we are unable to allocate funds to the mandatory profit-sharing reserve, and have therefore not entered into any mandatory profit-sharing agreement. An optional profit-sharing agreement applies to all our employees. The terms of this agreement aim to give employees a vested interest in the performance of the Group and the Company. Four indicators have therefore been defined for the 2011-2013 period: a financial indicator, a second indicator related to our overall performance in terms of work place health and safety levels, a third indicator accounting for our progress in environmental results and a final, local indicator, linked to changes in energy consumption at the headquarters.

In general, the Group favors expanding optional profit-sharing schemes in order to give employees a vested interest in the performance of the division to which they are assigned, on the basis of criteria tailored specifically to the business in question.

However, we were required to renegotiate all profit-sharing agreements locally in order to harmonize the 2012 Group employee savings plans and in order to introduce a new Group retirement savings plan on December 20, 2012. This work was started in late 2012 and continued into early 2013 for operational implementation with the first 2012 profit-sharing payments occurring in March 2013. For more information regarding stock options that we have granted, see Note 29 to our Consolidated Financial Statements.

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

Two share ownership plans have been proposed to date: a “classic” plan, in which the employee is exposed to changes in listed share prices, and a “low-risk” plan (with or without leverage), which protects employees from a fall in the share price while giving them the possibility of benefiting from its increase. Depending on local particularities, the shares in these two plans are subscribed either directly or through the corporate-sponsored mutual fund. In addition, ad hoc plans were put in place in the United Kingdom (Share Incentive Plan) and in China (which offers a synthetic formula that replicates the economic conditions of the low-risk shareholder plan) in order to circumvent certain constraints such as tax and exchange control regulations.

The most recent operation took place at the end of 2010 and resulted in the issuance of 1,692,862 new shares, representing 0.34% of our Company’s share capital at the time the plan was set up. This capital increase, which was reserved for employees, was offered to 185,000 staff in twenty-four countries (excluding the United Kingdom).

Around 42,600 of our employees now hold shares in Veolia Environnement and, as of the filing date of this annual report on Form 20-F, they hold approximately 1.30% of the Company’s share capital (excluding Veolia Transdev). In total, approximately 75,265 employees have opened an account in our Group Savings Plan, not including holders of profit-sharing investment accounts.

Group Retirement Savings Plan

To supplement our employee savings plan and as part of an agreement with our unions and employee representatives, we now offer a Group retirement savings plan (“PERCO G”) to allow any employee who so wishes to prepare for retirement under advantageous terms in terms of tax savings and social security contributions. This plan includes employer matching and, combined with the Group savings plan, aims to encourage even the smallest employee contributions.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below shows the number of shares and the corresponding percentages of share capital and voting rights held as of December 31, 2012 by our principal known shareholders.

Each of our shares entitles its holder to one vote. There are no shares with double voting rights or non-voting shares (however, the voting rights of treasury shares are not exercised).

To the Company’s knowledge, as of December 31, 2012 and the date of this annual report on Form 20-F, no shareholder other than those listed in the table below directly or indirectly held approximately 4% or more of our shares or voting rights. The Company has not received any declarations of threshold crossings from the shareholders below, except as described in the notes to the table below.

Shareholders on December 31, 2012	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights(9)
Caisse des Dépôts et Consignations(1)	48,570,712	9.30	48,570,712	9.56
Groupe Industriel Marcel Dassault – GIMD(2)	32,888,732	6.30	32,888,732	6.48
Groupe Groupama(3)	28,322,858	5.42	28,322,858	5.58
Velo Investissement (Qatari Diar)(4)	24,681,519	4.73	24,681,519	4.86
EDF(5)	22,024,918	4.22	22,024,918	4.34
Veolia Environnement(6)	14,237,927	2.73	-(8)	-
Public and other investors	351,360,183	67.30	351,360,183	69.19
TOTAL	522,086,849(7)	100.00	507,848,922(7)	100.00

(1)  According to the analysis of our shareholders as of December 31, 2012. To our knowledge, the most recent declaration of threshold crossing of Caisse des dépôts et consignations was filed on June 15, 2009 (AMF Decision and Information no. 209C0862 dated June 15, 2009).

(2)  According to the statement of registered shareholders as of December 31, 2012 prepared by Société Générale (the account manager), and according to the analysis of our shareholders as of December 31, 2012. To our knowledge, the most recent declaration of threshold crossing of Groupe Industriel Marcel Dassault (GIMD) was filed on March 11, 2010 (AMF Decision and Information no. 210C0246 dated March 15, 2010).

(3)  According to the analysis of our shareholders as of December 31, 2012. To our knowledge, the most recent declaration of threshold crossing of Groupama was filed on December 30, 2004 (AMF Decision and Information no. 205C0030 dated January 7, 2005).

(4)  According to the analysis of our shareholders as of December 31, 2012. To our knowledge, the most recent declaration of threshold crossing of Velo Investissement (Qatari Diar) was filed on April 15, 2010 (AMF Decision and Information no. 210C0335 dated April 16, 2010).

(5)  According to the statement of registered shareholders as of December 31, 2012 prepared by Société Générale (the account manager) and according to the analysis of our shareholders as of December 31, 2012. To our knowledge, EDF’s most recent declaration of threshold crossing was filed on December 30, 2002 (Euronext notice no. 2002-4424 dated December 31, 2002). In that declaration, EDF reported that on such date it held 16,155,492 Veolia Environnement shares. Furthermore, in the amendment dated November 24, 2002 to the agreement dated June 24, 2002, EDF stated that it would hold shares acquired in our Company as a financial investment, that it did not seek to influence our Company’s management and that it would exercise its voting rights solely for the purpose of enhancing the value of its investment.

(6)  Treasury shares without voting rights. This figure is included in the monthly report of transactions carried out by Veolia Environnement with respect to its own shares that was filed with the French Regulatory Authority (AMF) on March 4, 2013.

(7)  The share capital may change over the fiscal year depending on exercise of stock options.

(8)  As of December 31, 2012 and the date of this annual report on Form 20-F, we held 14,237,927 treasury shares.

(9)  Percentage of voting rights as a share of actual voting rights (our treasury shares do not exercise voting rights).

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

On April 16, 2010, Veolia Environnement and the Qatari Diar fund announced the signature of an agreement aimed at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% share capital in Veolia Environnement with full voting rights. This acquisition reflects the groups’ mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. The Qatari Diar fund gave an undertaking to the Group to hold its share capital and voting rights for a period of three years. The appointment of the Qatari Diar fund to the Board of Directors was approved by the Annual General Meeting of Shareholders of May 7, 2010 for a term of four years ending the Annual General Meeting of Shareholders held to approve the financial statements for the year ended December 31, 2013.

To our knowledge, there is no agreement between one or more of our other shareholders or any provision in a shareholders’ agreement or agreement to which we are a party that could have a material impact on our share price, and there is no shareholders’ agreement or other agreement of such nature to which any of our significant non-listed subsidiaries is a party, other than the agreements with EDF and the Caisse des dépôts et consignations, described in Notes 35 and 38.3 to our Consolidated Financial Statements contained in Item 18 of this annual Report on Form 20-F.

No third party controls Veolia Environnement and, to our knowledge, there is no agreement in existence that, if implemented, could at a subsequent date result in a change of control or takeover of the Company.

As of December 31, 2012, we estimate that non-French investors held approximately 47.4% of our Company’s shares and French investors the remaining 52.6%.

We estimate that, as of December 31, 2012, approximately 88,865,869 of our shares (representing approximately 17.0% of our share capital) were held by holders in the United States. As of December 31, 2012, 34,638,099 of our shares (representing approximately 6.6% of our share capital) were held in the form of ADRs by 189 registered ADR holders (including The Depository Trust Company). We estimate that, as of March 11, 2013, there were approximately 47,725 beneficial holders in form of ADRs in the United States.

The following table summarizes changes in our principal shareholders (that directly or indirectly have held more than 4% of our shares) over the last three fiscal years.

	Situation on December 31, 2012			Situation on December 31, 2011			Situation on December 31, 2010
Shareholder(1)	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Caisse des Dépôts	48,570,712	9.30	9.56	47,873,873	9.21	9.47	47,273,114	9.47	9.75
Groupe Industriel Marcel Dassault - GIMD	32,888,732	6.30	6.48	32,888,732	6.33	6.51	29,150,851	5.84	6.01
Groupe Groupama	28,322,858	5.42	5.58	29,366,758	5.65	5.81	28,396,438	5.69	5.86
Velo Investissement (Qatari Diar)	24,681,519	4.73	4.86	24,681,519	4.75	4.88	24,681,519	4.95	5.09
EDF	22,024,918	4.22	4.34	20,577,271	3.96	4.07	19,329,226	3.87	3.99
(1) Figures drawn from our French-Language Document de Référence for the years 2010, 2011 and 2012.

RELATED PARTY TRANSACTIONS

Other than as described below, we have no “related-party transactions” within the meaning of Item 7B of Form 20-F.

Caisse des dépôts et consignations (CDC) is a 9.3% shareholder in our Company and our respective companies each own a 50% shareholding stake in Veolia Transdev. On March 30, 2012, we signed an agreement to negotiate with Caisse des dépôts et consignations to transfer the 66% stake that Veolia Transdev owns in SNCM back to our Group. On October 22, 2012, we signed a new agreement to negotiate with Caisse des dépôts et consignations under which both parties would subscribe to an €800 million capital increase through the capitalization of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations will hold 60% of the share capital of Veolia Transdev and will take exclusive control of that company, whereas we will retain a 40% shareholding. The agreement also provides for asset disposals by Veolia Transdev in order to repay our shareholder loan. Concomitantly with the signature of this agreement to negotiate, we and Caisse des Dépôts et Consignations committed to negotiate a further agreement in good faith to decrease our stake in Veolia Transdev to 20%. This should be carried out through the purchase by Caisse des Dépôts et Consignations of our Veolia Transdev shares within a period of two years from the completion of the capital increase. For additional information, see Item 5. “Operating and Financial Review and Prospects – Overview – Veolia Transdev” above and Item 10. “Additional Information – Material Contracts” below.

As described in Note 38 to our Consolidated Financial Statements contained in Item 18 of this annual Report on Form 20-F, on October 31, 2012, we signed a memorandum of understanding with Icade SA, a subsidiary of Caisse des dépôts et consignations (our 9.3% shareholder and partner in our Veolia Transdev activity). This agreement concerns our new Group headquarters in Aubervilliers and the terms of cooperation between the parties. As a result, this memorandum led to the signature on January 31, 2013 of two simultaneous agreements defining the terms of compensation to Icade should we withdraw from this project and the terms of a nine-year firm lease for premises to be completed.

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

We have disclosed certain transactions in Notes 35 and 38 to our Consolidated Financial Statements pursuant to a definition of “related-party transactions” under IFRS that is different from the definition contained in Item 7B of Form 20-F.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Litigation

We are involved from time to time in various legal proceedings in the ordinary course of our business. The most significant litigation involving us or our subsidiaries is described below. In addition, tax audits and disputes are described in Note 34 to the Consolidated Financial Statements contained in Item 18 in this annual report on Form 20-F.

Other than as described below, there are no other current or threatened legal, governmental or arbitration proceedings involving us or our subsidiaries that either had or were likely to have during the past twelve months a material adverse effect on the financial position or results of operations of our Company or Group.

The consolidated total amount that we have booked as reserves for all litigation was €340.8 million, including reserves for labor and tax litigation, and includes a large number of disputes involving individual amounts that are not significant (see note 16 to our Consolidated Financial Statements contained in Item 18 in this annual report on form 20-F). These reserves include all losses deemed probable in connection with all types of litigation likely to arise during the conduct of our business. The largest reserve booked for a particular litigation, other than tax and labor litigation, in our financial statements as of December 31, 2012 was €6.2 million.

Water

Veolia Eau – Compagnie Générale des Eaux – Aquiris

Since 2001, Aquiris, our 99% subsidiary, has held a concession pursuant to which it is responsible for constructing and operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. In the course of these disputes, two expert panels provided technical advice and produced reports.

On January 13, 2011, the first expert panel delivered a report on the causes of the disruption. This report concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station. During the course of 2010, Aquiris filed legal proceedings before a civil court against SBGE, the concession authority, claiming that the Brussels-North treatment plant is faced with sizing issues that are attributable to the concession authority. Aquiris claims compensation for its losses and has requested confirmation that the significant upgrading costs that will be required should be borne by the concession authority. Aquiris and SBGE asked the same panel of experts that had worked on the report on the causes of the disruption to extend its scope so as to render a technical opinion on the possible remedies. The “remedies” report was delivered on December 8, 2011. The experts concluded that, when the contractual performance parameters were not satisfied, it was notably because the characteristics of the wastewater received by Aquiris did not conform to specification (40% of water received did not meet specification). They also confirmed that certain structures are too small for the installation and made a series of technical recommendations, which included a variable allocation of costs between the parties depending on the measure recommended. Following this report, Aquiris and SBGE commenced negotiations on the final acceptance of the plant and a possible modification of the concession contract. These negotiations have, to date, not yielded an agreement. In the meantime, Aquiris, which is still facing additional operating costs, has conducted guaranteed performance tests. These tests were recorded in minutes drawn up by SBGE. Concomitantly, the court case is on-going, with the next hearing set for March 3rd and 4th, 2014. On June 12, 2012, SBGE counterclaimed for compensation from Aquiris for the damages it allegedly suffered as a result of the disruption of the Brussels-North treatment plant from December 8 to December 19, 2009.

During a September 17, 2012 hearing before the civil court of Brussels, a second expert panel, appointed by the Court on January 29, 2010 at the request of Aquiris and several plaintiffs, delivered the final version of the report on the alleged environmental damage caused by the disruption. This report estimates at €800,000 the prejudice indemnifiable by Aquiris, which Aquiris contests. No dates have as yet been set for additional proceedings.

In addition, on May 29, 2012, Aquiris brought an action against SBGE before the Brussels commercial court seeking payment of outstanding amounts on several annuities. An introductory hearing was held on June 7, 2012 and the next hearing is set for April 26, 2013.

Based on the currently available information, we believe that these proceedings will not have a material impact on our financial position or results of operations.

Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (“FCO”) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (“BWB”) alleging an abuse of dominant position in water distribution, supposedly characterized by charging excessive rates. BWB is 100% owned by the Land of Berlin but we have indirect economic rights in this company through RWE-Veolia Berlinwasser Beteiligungs GmbH (“RVB”) (which is a company jointly controlled by Veolia Wasser GmbH and BWB Rekom Berlin GmbH & Co. KG, a company that is fully owned by the Land). On June 4, 2012, the FCO ordered BWB to decrease its average annual proceeds (i.e. fresh water tariff excluding any public charges) per cubic meter generated from the sale of drinking water to end customers for the next four years by an average amount of 17% to 18% as compared to 2011 (which is the reference year specified in the decision). On June 11, 2012, BWB appealed this decision before the Düsseldorf Court of Appeal. In the interim, the 2012 decrease will be implemented through the issuance of accrued credit notes to end users at the time of invoicing in 2013. We recorded a €24.5 million charge for these accrued credit notes, which reduced our revenues for the period prior to the change in consolidation method of Berlin Water starting October 31, 2012.

Furthermore, in April 2009, RVB brought an action before an arbitration court against the Land of Berlin for recognition of its method of recalculation of depreciation on replacement values at market price (“Wiederbeschaffungszeitwerte” or “WBZW”) and for which it seeks compensation.

European Commission investigation

On January 18, 2012, following unannounced inspections carried out in April 2010, the European Commission opened investigative proceedings aimed at determining whether behavior in the French water and wastewater markets has been coordinated, in conjunction with the French water trade association, the Fédération Professionnelle des Entreprises de l’Eau (“FP2E”), and in particular with respect to price components invoiced to customers. According to the public statement released by the European Commission, the opening of these proceedings in no way suggests that the results of the investigation are a foregone conclusion. Depending on the results of the investigation, the European Commission will consider either closing the case or sending the companies concerned and the FP2E a statement of objections. In the latter case, Veolia will use all means of defense at its disposal.

At this point, we are unable to assess whether these proceedings are likely to have a material impact on our financial position or results of operations.

Veolia Water North America Operating Services

Atlanta

In June 2006, Veolia Water North America Operating Services, LLC (“VWNAOS”) initiated legal proceedings against the City of Atlanta (the “City”), a former municipal customer, alleging, among other things, unpaid invoices for services performed, withheld retainage, the call of a $9.5 million letter of credit, and breach of contract. The City filed counterclaims alleging VWNAOS failed to fulfill certain of its obligations under their contract and for alleged damage to City-owned property. After discovery and various procedural and legal issues were addressed by the Court, trial of the matter commenced in United States District Court in Atlanta before Judge Thomas W. Thrash, Jr. on October 4, 2010. The case was tried before the Judge without a jury. The last day of testimony was October 18, 2010, and the parties thereafter submitted proposed findings of fact and conclusions of law to the Judge. Closing arguments took place on December 22, 2010.

At trial, the City asserted damages against VWNAOS totaling $25.1 million. The City has acknowledged offsets (including the $9.5 million letter of credit it seized and various unpaid invoices) of $11.1 million, reducing the total amount allegedly due to the City from VWNAOS to $14 million, plus interest and attorney’s fees. On the other hand, VWNAOS asserted damages totaling $30.8 million (plus interest from December 10, 2010 until paid). This amount consists of unpaid invoices in the amount of $17.8 million (including interest through December 10, 2010), and the $9.5 million letter of credit, plus interest on the letter of credit of $3.2 million. On June 3, 2011, the trial court issued an Order and Judgment, resulting in a net verdict of approximately $5 million in favor of VWNAOS. The court awarded VWNAOS $15,192,788.52 in damages and awarded the City $10,184,343.53 in damages. On July 1, 2011, VWNAOS filed a motion with the trial court challenging, as being contrary to applicable law, certain rulings in the Order and Judgment awarding damages in favor of the City and failing to award prejudgment interest to VWNAOS. On the same date, the City filed a motion with the trial court seeking a reduction in the amount awarded to VWNAOS asserting that the trial court miscalculated certain amounts the City had improperly deducted from VWNAOS’ invoices and also seeking an as yet unstated amount for attorney’s fees allegedly due to the City under the contract between the parties. The City also requested prejudgment interest on the amounts awarded in its favor. On August 26, 2011, the trial court denied the motions of both parties, except that it granted the requests for prejudgment interest. As a result, the trial court entered an Amended Judgment in favor of VWNAOS in the net amount of $10,001,991.58. Both sides have appealed the case to the United States Court of Appeals for the 11th Circuit. A decision is expected by the end of 2013.

While the outcome of this dispute cannot be determined with certainty, we do not believe the ultimate outcome will have a material adverse effect on our consolidated financial position or results of operations.

Indianapolis

In April 2008, two of our subsidiaries, Veolia Water North America Operating Services and Veolia Water Indianapolis, LLC (VWI), were named as defendants in two potential class actions filed before the Indiana state courts, which have since been consolidated. The plaintiffs allege that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local water authority and with Indiana consumer protection law. The plaintiffs claim that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overcharges that, although later credited to the customers, deprived the customers of their money for a period of time. The plaintiffs also contend that the methods used by VWI to estimate water consumption were inappropriate and violated applicable laws. The plaintiffs are seeking certification of a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with the contract and with relevant laws and regulations, and that the claims of the plaintiffs are without merit. It intends to defend its interests vigorously.

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

On September 23, 2011, the City and the Veolia entities each moved to dismiss the case for lack of jurisdiction on the grounds that plaintiffs had failed to exhaust their administrative remedies by not first raising the matter before the Indiana Utility Regulatory Commission. The court conducted a hearing on the motions on December 20, 2011. On February 1, 2012, the court issued an order granting defendants’ motions to dismiss for lack of subject matter jurisdiction. On November 8, 2012, the Court of Appeals of Indiana affirmed the dismissal. Plaintiffs filed a petition to transfer jurisdiction with the Supreme Court of Indiana requesting it to review the lower court’s dismissal. VWI opposed this request for review. On March 14, 2013, the Supreme Court of Indiana unanimously denied the request for review.

Although at this stage of the proceedings it is not possible to estimate the potential financial consequences, we believe that this lawsuit will not significantly affect our financial position or results of operations.

WASCO and Aqua Alliance Inc.

Several current and former indirect subsidiaries of Veolia Eau in the United States are defendants in lawsuits in the United States in which the plaintiffs seek recovery for personal injuries and other damages allegedly due to exposure to asbestos, silica and other potentially hazardous substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries retain liability and in certain cases manage the defense of the lawsuits. In addition, in certain instances, the acquirers of the former subsidiaries benefit from indemnification obligations provided by Veolia Eau or Veolia Environnement in respect of these lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s current or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s current or former subsidiaries, which are accused of having contributed to the injuries alleged. Reserves have been booked for the possible liability of current subsidiaries in these cases, based on the nexus between the injuries claimed and the products manufactured or sold by these subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are booked at the time such liability becomes probable and can be reasonably assessed and do not include reserves for possible liability in lawsuits that have not been initiated.

As of the date of this annual report on Form 20-F, a number of such claims have been resolved either through settlement or dismissal. To date, none of the claims has resulted in a finding of liability.

During the five-year period ended December 31, 2012, the average annual costs that we have incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately USD 693,000, after reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, we currently have no reason to believe that any material increase is likely to occur, nor do we expect these claims to have a material adverse effect on our business, financial position or results of operations.

Energy

Elvya

In 2009, a competitor of Elvya, a subsidiary of Dalkia France, initiated proceedings before the administrative Court of Lyon seeking the liability of the Lyon metropolitan authority for irregularities in a 2004 competitive bid procedure for public heating and cooling system service, which was awarded to Elvya. The competitor claimed compensation in the amount of €7.7 million. The Lyon metropolitan authority interpleaded our Group, claiming that we should bear half of any potential compensation amount. The administrative Court of Lyon informed us of this claim in September 2011.

On July 5, 2012, the Lyon administrative Court ordered the metropolitan authority to pay €6.3 million to the plaintiff and rejected the claim that we should bear half of any potential compensation amount. In August 2012, the Lyon metropolitan authority lodged an appeal and applied for a stay of execution of this judgment.

On July 2, 2012 the Lyon metropolitan authority issued a tender notice for the award of the public service delegation from January 1, 2014 onwards, to which our subsidiary Elvya formally responded as part of a bidding consortium.

On November 22, 2012, we signed a settlement with the Lyon metropolitan authority. The terms of this settlement provide for (i) the successful tenderer for the award of the public service delegation from January 1, 2014 onwards to pay all sums due to Elvya following the rescission of the contract signed on July 23, 2004 and (ii) the withdrawal of Elvya’s and the Lyon metropolitan authority’s respective claims before the Lyon administrative Court. All these claims were formally withdrawn on January 23, 2013.

At this point, we consider that this dispute will not have a significant impact on our financial position or results of operations.

Siram / Polare

On April 3, 2012, our Italian Energy Services company, Siram, had its premises searched as part of an investigation of Polytechnic Laboratory of Research SCaRL ("Polare"), among others. Siram had in the past solicited research services from Polare, which gave rise to research tax credits. The criminal proceedings are still ongoing.

During the summer of 2012, Siram applied for a tax clearance procedure in respect of such research tax credits for an amount of €5.6 million. Siram is currently considering whether to apply for a further tax clearance for an amount of €2.4 million.

Concomitantly, in August 2012, Polare brought an action against Siram before the Venice civil court seeking payment of allegedly unpaid receivables and interim provisional enforcement. The Venice court, which was not informed of the investigation of Polare, ordered the payment of €2.8 million. However, on August 29, 2012, Siram was granted a suspension of this provisional enforcement and counterclaimed for the repayment of substantially all of the advance payments made to Polare, which equal approximately €10 million. The next hearing has been set for June 26, 2013.

In December of 2012, Polare filed a request for a concordato preventivo, an amicable settlement procedure.

We wrote down receivables and related accrued expenses in relation to this matter in 2012. (See Item 5. “Operating and Financial Review and Prospects – Operating Income and Adjusted Operating Income by Division – Adjusted Operating Cash Flow – Energy Services”).

Environmental Services – Italy

On April 18, 2012, the group of companies Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”), which specializes in waste incineration in Italy, filed a request for an amicable settlement procedure, called concordato preventivo di gruppo (“CPG”), as a result of the severe economic imbalances in the concession contracts of its two principal subsidiaries, Termo Energia Calabria (“TEC”) and Termo Energia Versilia (“TEV”), and as result of chronic late payments by the concession authorities. One of the advantages of the CPG is that it allows the procedures to be joined before a single judge, the same court appointed administrator(s) and uses a single mass of debts and receivables for all concerned entities. Concomitantly, on January 31, 2012 and on May 15, 2012, TEC and TEV terminated their respective concession contracts and returned the equipment respectively on November 23, 2012 and June 29, 2012.

Following the adoption of amendments of the relevant legal framework of concordato preventivo in summer 2012, a new CPG was filed on September 17, 2012 with La Spezia Civil Court and admitted on December 5, 2012. The creditors’ vote was set for February 11, 2013, plus 20 days for postal vote, i.e. until March 4, 2013. On March 20, 2013, La Spezia Civil Court acknowledged that the majority of creditors, in number and in value, had voted in favor of the CPG. A hearing to discuss any objections was set by the Court for May 20, 2013. Objections can only be raised on the basis of potential violations of the law applicable to the request to open a concordato preventivo. The Court should then make a ruling on whether the objection is sustained or overruled. Should the Court overrule the objection, it could approve and thereby end the CPG by the beginning of summer 2013. Such ruling could then only be appealed by the objecting creditors. The appeal would not stay execution of the ruling.

In 2011, we recorded substantial impairment charges in respect of VSAT and its subsidiaries. The above described events did not have a material financial impact on our consolidated financial statements or results of operations for the year ended December 31, 2012.

Transport

DGCCRF – Veolia Transport

In 1998, the DGCCRF (a French administrative body with jurisdiction over competition matters) conducted an inspection and seized evidence on the premises of our transportation subsidiary Connex (now Veolia Transport, which is now part of our joint venture with the Caisse de Depot et Consignations, Veolia Transdev) and other companies in the public transportation market, for the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council served notice of two grievances on Veolia Transport alleging possible collusion among operators between 1994 and 1999 which may have limited competition at the local and national level in the public passenger transportation market for urban, inter-urban and school services. In September 2004, the Competition Council served Veolia Transport with notice of additional grievances alleging the existence of an anticompetitive agreement at the European Union level. On July 5, 2005, the Competition Council issued a decision in which it partially validated the claims of the competition authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which it paid.

The Paris Court of Appeals affirmed the decision of the Competition Council on February 7, 2006. On March 7, 2006, we filed an appeal with the French Supreme Court. The French Supreme Court found in favor of certain of our arguments and, in its decision dated October 9, 2007, reversed the decision of the Court of Appeals of Paris and remanded the case to a different panel of the same court. On October 8, 2009, Veolia Transport brought the case before this new panel of the appellate court. In a decision rendered on June 15, 2010, and notwithstanding the French Supreme Court’s decision, the Paris Court of Appeals upheld the principle and amount of a €5 million fine. Veolia Transport has therefore filed another appeal with the French Supreme Court. On November 15, 2011, the French Supreme Court reversed the decision of the Court of Appeals of Paris a second time, on the grounds that the same formation of the Court could not serve as both judge of the advisability of the investigation and judge on the merits of the case, without infringing the principle of impartiality guaranteed by the European Convention on Human Rights, and remanded the case to a different panel of the same court. On June 29, 2012, Veolia Transport brought the case before this new panel of the appellate court contesting the French Competition Council’s decision dated July 5, 2005 and the order authorizing the original search and seizures dated November 27, 1998.

On July 3, 2012, the Paris Court of Appeals decided to treat both appeals separately. In relation to Veolia Transport’s appeal against the French Competition Council’s decision, the next hearing has been set for June 20 and 21, 2013. In relation to Veolia Transport’s appeal against the order authorizing the initial search and seizures, the next hearing has been set for May 21, 2013.

Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries has brought a number of legal proceedings against Société Nationale Maritime Corse Méditerranée (“SNCM”), a subsidiary of Veolia Transdev that we intend to aquire. Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals quashed the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. As a consequence, on February 24, 2012, the concession authority filed a motion with the Bastia administrative court for termination of the public service delegation agreement, but subsequently withdrew this motion on January 14, 2013. On January 5, 2012, SNCM appealed the November 7, 2011 order to the French administrative Supreme Court. On July 13, 2012, the French administrative Supreme Court quashed the November 7, 2011 decision of the Marseille administrative court of appeals and remanded the matter back to that court.

Veolia Transport’s acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) was notably conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. On January 13, 2012, in the absence of an appeal by the concession authority, Veolia Transport notified CGMF of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. In the absence of a reaction from CGMF to a proposed out-of-court settlement of the dispute, Veolia Transport brought an action against CGMF on May 11, 2012, before the Paris commercial court. The next hearing has been scheduled for September 23, 2013.

On February 17, 2012, the French competition authority recommended that the concession authority assess its needs in terms of marine service to Corsica in order to limit the scope of a future public service delegation to the minimum necessary. A call for tenders on a new public service delegation, starting January 1, 2014, for sea transport (both passengers and freight) between Marseille and Corsica was launched, and SNCM and CMN made a joint bid on January 14, 2013.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in limited circumstances, with European Commission authorization. On September 11, 2012, the General Court of the European Union partially annulled the European Commission decision of July 8, 2008. As a result, the reconsideration of the measures provided (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) was remanded to the European Commission, which has opened a new investigation of the matter. On November 22, 2012, SNCM and the French Republic each appealed this judgment. We estimate that, should the measures provided be found to constitute State aid incompatible with the TFEU after reconsideration by the European Commission, the maximum amount potentially at risk for SNCM is approximately €222 million, excluding interest.

Furthermore, on June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica, in the context of the public service delegation for the 2007-2013 period, were in line with the European Union state aid rules.

In addition, in an action before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the French Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the French Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no statement of objections has been served.

State aid on airports

The European Commission is currently conducting several investigations on potential State aid within the meaning of article 107 of the TFEU in the air transport sector. On April 4, April 25 and May 30, 2012, the European Commission opened several investigations into certain subsidies received by customer airlines and successive operators of the Carcassone, Nîmes and Beauvais airports, including companies partly or wholly owned by Veolia Transdev. Following the announcement of these investigative proceedings in the Official Journal of the European Union, the relevant subsidiaries of Veolia Transdev submitted their comments to the European Commission as third party interveners.

At this point, we are not able to assess the consequences of these proceedings on our financial position or results of operations.

Connex Railroad

On October 17, 2012, in a continuation of litigation arising from the September 2008 rail accident in Chatsworth, California, some of the insurance companies that contributed to settlement of all accident claims through the creation of the compensation fund for victims of the accident filed proceedings in the state court of Los Angeles County, California, against Connex Railroad LLC, Connex North America, Inc. and Veolia Transportation, Inc., seeking repayment of $132.5 million of the $200 million that was paid into the compensation fund. We consider this claim unfounded and the defendant subsidiaries will seek its dismissal.

At this point, we are not able to assess the consequences of this proceeding on our financial position or results of operations.

Veolia Environnement EDF lawsuit

On October 22, 2012, EDF filed a lawsuit against Veolia Environnement before the Paris commercial court to obtain the right to own 50% of Dalkia SAS, a specialist in energy services. We note that EDF lost its right to increase its ownership in the capital of Dalkia SAS in 2005. Veolia Environnement, which owns 66% of Dalkia SAS' share capital, has always supported this subsidiary, in particular through the financing of its international growth. We therefore intend to vigorously defend against EDF's claim, which we view as without merit.

At this point, we are unable to assess whether these proceedings are likely to have a material impact on our financial position or results of operations.

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

Since the date of our Consolidated Financial Statements, we have pursued our strategic goals to transform our organization, refocus our business geographically, reduce our debt, realize significant cost savings, and position ourselves for profitable growth opportunities.

Veolia Environnement

Issuance of subordinated perpetual hybrid debt in Euros and Pound Sterling

At the beginning of January 2013, we launched the issuance of deeply subordinated perpetual hybrid bonds in euros and pound sterling (€1 billion at 4.5% yield for the tranche in euros and £400 million at a 4.875% yield for the tranche in sterling). This transaction enabled us to reinforce our financial structure in conjunction with our transformation while strengthening our credit ratios. This issuance will be treated as equity under our consolidated IFRS financial statements.

New Veolia Environnement Headquarters

As described in Note 38 to our Consolidated Financial Statements contained in Item 18 of this annual Report on Form 20-F, on October 31, 2012, we signed a memorandum of understanding with Icade SA, a subsidiary of Caisse des dépôts et consignations (our 9.3% shareholder and partner in our Veolia Transdev activity). This agreement concerns our new Group headquarters in Aubervilliers and the terms of cooperation between the parties. As a result, this memorandum led to the signature on January 31, 2013 of two simultaneous agreements defining the terms of compensation of Icade should Veolia Environnement withdraw from this project and the terms of a nine-year firm lease for premises to be completed.

Board Meeting

On March 14, 2013, we held a meeting of the Board of Directors of Veolia Environnement chaired by Mr. Antoine Frérot. The Board decided to propose the following resolutions to the Shareholders’ Meeting:

•

ratification and renewal of the appointment of Ms. Marion Guillou, co-opted as a director at the Board’s meeting on December 12, 2012;

•

renewal of the term of office of the Caisse des dépôts et consignations, represented by Mr. Olivier Mareuse, and of the term of office of Mr. Paolo Scaroni;

•

non-renewal of the term of office of Mr. Philippe Kourilsky, to whom the Board expresses its deepest gratitude for his dedication and quality of work.

The adoption of these resolutions will reduce the number of members of the Board of Directors to sixteen and will increase the percentage of women on the Board to 19%. A proposal will also be made to the General Shareholders’ Meeting to set the age limit for the Vice- Chairman or Vice-Chairmen of the Board of Directors at 75 years.

Eolfi Europe

Pursuant to a memorandum of understanding signed on January 21, 2013, we agreed upon the terms and conditions of the sale of Eolfi European activities to Asah for a total amount of € 23.5 million plus repayment of its current account debt with us. The sale was completed in February 2013.

Morocco

On March 8, 2013, we announced the signature, through our holding company Veolia Services à l’Environnement Maroc, with global investment fund Actis to sell our Moroccan water, wastewater and electricity services, operated by concession companies Redal and Amendis. The transaction will contribute around €370 million to our divestment program and, given its accounting treatment under IFRS 5 at December 31, 2012, will reduce our debt by around €88 million in 2013.

Veolia Eau

Group’s Transformation

In March 2013, as part of the Group's transformation plan, a consultation was launched with the employee representative bodies of the Veolia Eau economic and social union in France for a global agreement on employment. The contemplated agreement concerns 1,500 people and includes adjusting Veolia Eau staffing based on a voluntary participation, various measures targeted at, among other things, internal and external mobility, and training for change.

Sale of Veolia Water in Portugal

On March 28, 2013, we signed an agreement with Beijing Enterprises Water Group to sell our subsidiary Veolia Water in Portugal (CGEP - Compagnie Générale des Eaux du Portugal – Consultadoria e Engenharia) for €95 million. This amount will be fully allocated to our debt reduction program in 2013.

K+S Potash Canada GP

On March 21, 2013, we signed a significant contract with K+S Potash Canada GP to provide the basic and detailed engineering of the new potash production plant in Saskatchewan, a province in western Canada. Veolia Water will supply the HPD evaporation and crystallization technologies, thus providing important infrastructure that will enable the company to produce nearly 3 million metric tons per year of potash by 2023.

Rialto Water Services

On January 31, 2013, the city of Rialto and Rialto Water Services (RWS) awarded Veolia Water North America, a Veolia Water subsidiary, a contract to manage the city’s water and wastewater systems. The 30-year contract is valued at approximately $300 million in revenues for Veolia Water.

Veolia Propreté

Orbite – Red Mud Treatment

On February 4, 2013, we signed an exclusive worldwide collaborative agreement with Orbite Aluminae Inc. ("Orbite") for the treatment and recycling of red mud generated by industrial alumina production using the Bayer process. The terms of the partnership include the construction of the first plant to treat red mud using Orbite’s patented process.

Strategic Cooperation Agreement for Nuclear Facility Dismantling and Remediation

On January 15, 2013, we signed a general cooperation agreement with the CEA (French Alternative Energies and Atomic Energy Commission) covering nuclear facility dismantling and remediation, as well as a specific agreement concerning two facilities: one at the CEA center in Marcoule (France) and the other in the CEA center in Cadarache (France). The agreements specify technological cooperation between us and the CEA, in particular in the area of radiological mapping of the facilities and associated tools. Facility radiological mapping is one of the main technological challenges in dismantling operations. In particular, during the initial condition characterization phase, nuclear measurements and their integration are essential for defining and optimizing the dismantling scenario, as well as for improving worker and environmental protection. The characterization of the final condition is used to demonstrate that a facility’s planned final state has been achieved.

Under this cooperation agreement, the CEA’s DEN (Nuclear Energy Division) provides its expertise and experience in the areas of remediation and dismantling, illustrated in particular at the end of 2012 by the successful dismantling project for the CEA’s Grenoble (France) nuclear facilities, and its research and development expertise in the techniques and tools required to complete these operations under optimum conditions (measurements, robotics, 3D simulation, etc.). Through our dedicated subsidiary Asteralis, we will contribute our expertise to propose industrial solutions adapted to the complete characterization of the radiological state of the facilities before, during and after dismantling. The first concrete application of this agreement will see us work together with the CEA on pilot operations at two CEA DEN sites. The aim is to perform a complete characterization of a laboratory in Cadarache, and at a series of premises at the UP1 plant in Marcoule.

Energy Services

Dalkia’s International Financing

On February 8, 2013, a memorandum of understanding regarding the financing of Dalkia International was signed amongst Veolia Environnement, EDF and Dalkia International. The memorandum of understanding provides (i) for the issuance of €600 million of deeply subordinated bonds by Dalkia International, to which its shareholders will subscribe in proportion to their direct interest in the capital i.e. respectively €144 million for EDF and €456 million for Dalkia, financed by a long-term loan from Veolia Environnement, as well as (ii) for increased information rights for the shareholders of Dalkia International notably through the creation of an audit committee.

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

Trading History

Trading on Euronext Paris

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) of our shares on the Euronext Paris market.

	High	Low
2013
First Quarter	10.79	8.49
March	10.79	9.40
February	10.31	9.00
January	9.80	8.49
2012
Fourth Quarter	9.36	7.38
December	9.36	8.31
November	8.55	7.38
October	8.77	7.50
Third Quarter	10.29	8.08
Second Quarter	12.62	8.98
First Quarter	13.06	7.88
2011
Fourth Quarter	11.64	7.80
Third Quarter	19.89	9.38
Second Quarter	22.81	18.63
First Quarter	24.30	20.16
2010
Fourth Quarter	22.68	18.78
Third Quarter	21.98	17.97
Second Quarter	26.49	19.25
First Quarter	26.20	22.81
2009
Fourth Quarter	26.67	21.65
Third Quarter	27.10	20.01
Second Quarter	23.15	15.37
First Quarter	23.09	15.00
2008
Fourth Quarter	29.86	16.55
Third Quarter	37.94	28.00
Second Quarter	47.90	34.70
First Quarter	63.89	42.00
Source: Bloomberg Finance L.P.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) of our ADSs on the New York Stock Exchange.

	High	Low
2013
First Quarter	13.83	11.33
March	13.83	12.21
February	13.17	11.71
January	12.98	11.33
2012
Fourth Quarter	12.38	9.37
December	12.38	10.81
November	11.00	9.37
October	11.37	9.92
Third Quarter	12.75	9.83
Second Quarter	16.67	11.07
First Quarter	17.10	10.12
2011
Fourth Quarter	16.00	10.15
Third Quarter	28.80	13.02
Second Quarter	33.85	26.49
First Quarter	33.24	27.91
2010
Fourth Quarter	30.81	25.75
Third Quarter	28.84	23.13
Second Quarter	35.77	23.32
First Quarter	37.15	31.30
2009
Fourth Quarter	38.53	31.50
Third Quarter	40.00	27.72
Second Quarter	31.51	27.07
First Quarter	31.83	19.14
2008
Fourth Quarter	41.50	20.83
Third Quarter	56.09	39.10
Second Quarter	74.08	54.16
First Quarter	94.42	64.85
Source: Bloomberg Finance L.P.

ITEM 10.   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Our Company is a société anonyme, a form of limited liability corporation, organized under the laws of France. For more information, see Item 4. “Information on the Company — History and Developpment of the Company” above.

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

Objects and Purposes

Under Article 3 of our bylaws, our corporate purpose, directly or indirectly, in France and in all other countries, is:

•

to conduct of service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and environmental services;

•

to acquire and exercise all patents, licenses, trademarks and designs relating directly or indirectly to our operations;

•

to acquire interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

•

generally, to enter into of all commercial, industrial, financial, movable personal property or real estate or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which we hold an interest in connection with our activities, as well as the ability to finance or refinance any of our activities.

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

Transactions with Directors

Under the French Commercial Code, any transaction directly or indirectly between a company and a member of its Board of Directors that is not made under normal conditions within the ordinary course of business of the Company is subject to the prior consent of the disinterested members of the Board of Directors. The same provision applies to agreements in which one of the members of the Board of Directors has an indirect interest, as well as agreements between our Company and any other company if one of the members of our Board is an owner, general partner, manager, director, member of the executive supervisory board or more generally controls or is an officer (dirigeant) of the other company.

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

The same provision is also applicable to any commitment made by our Company for the benefit of our Chairman and Chief Executive Officer (président-directeur général), or his delegates (directeurs généraux délégués) if any, pursuant to which such persons will or may be granted compensation, benefits or any other advantage as a result of a termination of, or change in their offices, or following their removal or voluntary departure from such offices. In addition, except with respect to non-compete indemnities or certain pension benefits, any such termination package must: (i) be authorized by our shareholders through the adoption of a separate resolution passed by the General Shareholders’ Meeting, and must be renewed upon the renewal of each such beneficiary’s term in office, and (ii) not be paid to such beneficiary until both (a) the Board of Directors decides that such beneficiary has satisfied certain performance conditions defined by the Board of Directors at the time such benefits are granted, and (b) the decision is publicly disclosed.

Directors’ Compensation

Directors’ attendance fees (jetons de présence) paid to our directors are determined by the shareholders’ meetings. The Board of Directors allocates the total sum authorized by the General Shareholders’ Meeting among its members at its discretion by a simple majority vote. See Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” In addition, the Board of Directors may allocate exceptional compensation to directors on a case-by-case basis for specific assignments. The Board of Directors may also authorize the reimbursement of travel and accommodation expenses, as well as other expenses incurred by Directors in the corporate interest.

Directors’ Age Limits

Under our bylaws, the number of directors aged 70 or older, following each annual shareholders’ meeting, may not exceed one-third of the total number of directors.

Transactions with Major Shareholders

The limitations imposed by the French Commercial Code on transactions between a company and interested directors, described above, also apply to transactions between a company and a holder of shares which entitle the holder to exercise 10% or more of the total votes available to all shareholders (or, if such shareholder is a legal entity, the entity’s parent, if any.

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

Dividends on our shares are distributed to shareholders pro rata according to their respective holdings of shares. The dividend payment date is decided by the shareholders at an ordinary general meeting or by our Board of Directors in the absence of such a decision by the shareholders. Shareholders that own shares on the record date are entitled to the dividend.

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

Dividend Policy

For information regarding our dividend policy, see Item 3 “Dividends”.

Voting Rights

Each shareholder is entitled to one vote per share at any Shareholders’ General Meeting. Under the French Commercial Code, shares owned by us or our subsidiaries or any other entity controlled by us are not entitled to vote and are not counted for the purpose of determining quorum at such meetings.

Liquidation Rights

If our Company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Preferential Subscription Rights

Under the French Commercial Code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our Company for cash or cash equivalents, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off against cash-settled debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris. . Shareholders may also waive their own preferential subscription rights with respect to any particular offering, by a two-thirds majority vote of the shares entitled to vote at an extraordinary general meeting. French law requires a company’s governing board and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event a waiver is granted, the issuance of securities must be completed within the legally prescribed period. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a nontransferable priority right to subscribe for the new securities during a limited period of time

Limitation on Exercise of Rights

Our bylaws and French law provide that, any time it is necessary to own several shares in order to exercise a specific right or to meet the requirements of a transaction affecting our share capital or equity, a shareholder that holds an inferior number of our shares may only exercise this right or participate in this transaction if the required number of shares is obtained.

Amendments to Rights of Holders

Under French law, a two-thirds majority vote at an extraordinary shareholders’ meeting is required to change our bylaws, which set out the rights attaching to our shares. As an exception to this principle, the extraordinary shareholders’ meeting may, by simple majority vote, authorize a capital increase through incorporation of reserves, profits or share premiums, and may also, in accordance with article L. 233-32 of the French Commercial Code, vote for the issuance of free shares or share warrants in response to a public offer on our shares (otherwise known as a “takeover bid”).

Rights of a given class of shareholders can be amended only by a vote by the extraordinary special meeting of the class of holders affected. Two-thirds of the shares of the affected class, voting either in person or by mail or proxy, must approve any proposal to amend shareholder rights. The quorum requirements for a special meeting are one third of the shares of the affected class, or one fifth upon resumption of an adjourned meeting. There is only one class of shares of our Company.

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

•

authorizing the issuance of securities granting access to our share capital or rights to receive debt instruments, such as convertible or exchangeable securities;

•

establishing any other rights to equity securities;

•

selling or transferring substantially all of our assets; and

•

the voluntary liquidation of our Company.

Convening Shareholders’ Meetings

The French Commercial Code requires our Board of Directors to convene an annual ordinary general meeting of shareholders to approve our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the proper Commercial Court (Tribunal de Commerce). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, any of the following may call the meeting:

•

our statutory auditors;

•

a court-appointed agent, as requested by any of (i) one or several shareholders who together hold at least 5% of our share capital; (ii) in case of an emergency, designated employee representatives or any interested party; or (iii) duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our Company;

•

in the event of bankruptcy, our liquidator or court-appointed agent in certain instances; or

•

shareholders holding more than 50% of our share capital or voting rights after a public offer or a sale of a controlling stake of our capital.

Notice of Shareholders’ Meetings

All notice periods described below are minimum periods required under French law and cannot be shortened, except in case of a public offer on our shares.

We must announce general meetings at least 35 days in advance (shortened to 15 days in the event of a public offer for our shares) by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice (“avis de réunion”) is first sent to the AMF for informational purposes. The AMF also recommends that the preliminary notice include the internet address of the Company’s website and that, simultaneously with the publication of the preliminary notice in the BALO, (i) such notice be published on the Company’s website with an explanation by the Board of Directors of the draft resolutions to be submitted to the shareholders, and (ii) a summary of the notice indicating the date, time and place of the meeting be published in a newspaper of national circulation in France. In any event, the preliminary notice must be published on our website at least 21 days (shortened to 15 days in the event of a public offer for our shares) prior to the general meeting. The preliminary notice must disclose, among other things, the agenda of the meeting, a draft of the resolutions to be submitted to the shareholders and a description of the procedures to be followed to attend the meeting and the permitted voting procedures (proxy voting, electronic voting or voting by mail). The notice must contain a statement informing the shareholders that they may propose additional items or resolutions and may submit written questions to the Board of Directors until 25 days before the date of the meeting (or 10 days in case of public offer for our shares) and in any case no later than 20 days following the publication of the preliminary notice in the BALO.

At least 15 days (shortened to 6 days in the event of a public offer for our shares) prior to the date set for a first call, and at least 10 days (or 4 days in case of a public offer for our shares) prior to any second call, we must send a final notice (“avis de convocation”) indicating, among other times, the time, date and place of the meeting, the nature of the meeting (ordinary/extraordinary/special), the agenda of the meeting and other information about the meeting. The final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and by registered mail, if shareholders have so requested and paid the corresponding charges. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our Company is registered, with prior notice having been given to the AMF for informational purposes. The AMF also recommends that simultaneously with the publication of the final notice, (i) such notice be published on the Company’s website and (ii) a summary of the notice indicating the date, time and place of the meeting be published in a newspaper of national circulation in France.

In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the Board of Directors regardless of whether this action was on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors starting on the publication date of the preliminary notice in the BALO by:

•

the works council, provided that such resolution is submitted no later than 10 days following the publication of the preliminary notice in the BALO;

•

one or several shareholders holding a specified percentage of shares computed in accordance with the provisions of the French Commercial Code, subject to the submission of a certificate evidencing such ownership, provided that such resolution is submitted

-

by the 25th day preceding the general meeting and, in any case, no later than 20 days following the publication of the preliminary notice in the BALO, or

-

in the event of a public offer on our shares, 10 days following the publication of the preliminary notice of the meeting in the BALO; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights, subject to the submission of a certificate evidencing such ownership, provided that such resolution is submitted

-

by the 25th day preceding the general meeting and, in any case, no later than 20 days following the publication of the preliminary notice in the BALO or

-

in the event of a public offer on our shares, 10 days following the publication of the preliminary notice of the meeting in the BALO.

Within the same periods, such shareholders or duly qualified association of shareholders may also propose additional items to be submitted to the general meeting of the shareholders upon presentation of a certificate of ownership relating to the relevant shares and an explanation substantiating the reasons for proposing additional items.

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

All shareholders as well as their proxies and registered intermediaries may participate in general meetings, provided that their shares are recorded in a registered shareholder account held by or on behalf of the Company or in a bearer shareholder account held by an accredited financial intermediary on the third business day, at midnight (Paris time), preceding the general meeting. Recording of the shares in a bearer shareholder account is evidenced by a shareholding certificate delivered to the holders by the financial intermediary (attestation de participation), which must be attached to the postal or proxy voting form or to the application for an admission card established in the shareholder’s name or on behalf of the shareholder by the accredited financial intermediary. A certificate is also issued to any shareholder who wishes to attend the meeting in person and has not received an admission card by midnight (Paris time) of the third business day prior to the meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly recorded their shares, and/or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Proxies and voting forms will be sent to any shareholder upon request, received between the publication of final notice of meeting and 6 days before the general meeting, and all such forms must be available on our website at least 21 days before the general meeting. To be counted, such proxies must be received, in paper format, at our registered office, or at any other address indicated on the notice convening the meeting, at least 3 days prior to the date of the shareholders’ meeting, or in electronic form, the day prior to the meeting, by 3:00PM (Paris time) at the latest. A shareholder may grant his or her proxy to any natural person or legal entity. The agent may be required to disclose certain information to the shareholder or to the public. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote blank proxies in favor of all resolutions proposed or approved by the Board of Directors and against all others. With respect to votes by mail, the completed form must be returned to us, in paper format, at least 3 days prior to the date of the shareholders’ meeting.

Quorum

The French Commercial Code requires that shareholders owning at least 20% of the shares entitled to vote must be present in person or represented by proxy or vote by mail to fulfill the quorum requirement for:

•

an ordinary general meeting; or

•

an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of the Company during a takeover bid period.

For extraordinary general meetings considering resolutions relating to any other issue, the quorum requirement is 25% of the shares entitled to vote.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of our Company during a takeover bid period. If an extraordinary general meeting considering resolutions relating to any other issue is reconvened, shareholders having at least 20% of outstanding voting rights must be present in person, represented by proxy or vote by mail to form a quorum. If a quorum is not present at such reconvened meeting, the reconvened meeting may be adjourned for a maximum of two months with the same quorum requirement. Only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. Any deliberation by the shareholders taking place without a quorum is void.

In instances where we have given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum (or a majority as discussed below) exists.

Majority

A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary general meeting, or at an extraordinary general meeting that is only concerned with either a capital increase by incorporation of reserves, profits or share premium and/or an authorization to issue warrants for shares of the Company during a takeover bid period. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required. A unanimous shareholder vote is required to increase liabilities of shareholders.

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

Trading in Our Own Shares

Under French law, our Company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital within a maximum period of 18 months. To acquire our own shares, we must obtain the approval of our shareholders at an ordinary general meeting and publish a description of the share repurchase program (descriptif du programme de rachat d’actions). In addition, under French law, we are required to disclose transactions that we carry out with respect to our own shares within seven days of such transactions through publication on our website. On a monthly basis, we must also provide the AMF with the details of the transactions we have carried out with respect to our own shares during the preceding month, if such transactions were not fully disclosed pursuant to the disclosure rules described in the preceding sentence.

At the General Shareholders’ Meeting held on May 16, 2012, our shareholders approved a share repurchase program that authorizes us to purchase, sell or transfer our shares at any time, except during a public tender offer, and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. This program allows us to repurchase or sell shares for the purpose of:

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

The maximum repurchase price under the program is €22.50 per share (or the corresponding amount in any other currency). The maximum purchase price applies only to share repurchases decided on after the annual General Shareholders’ Meeting held on May 16, 2012, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting but providing for share repurchases to be carried out after the date of this meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €1 billion under the program. Our Board of Directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers. The shareholders’ authorization for this program expires at the latest on November 16, 2013, which is 18 months after the date of the shareholders’ meeting that approved the program, unless our General Shareholders’ Meeting of May 14, 2013 authorizes a new share repurchase program.

The share repurchase program approved on May 16, 2012 replaced our previous share repurchase program approved at our General Shareholders’ Meeting of May 17, 2011. No repurchases was made in 2012 pursuant to these programs.

A new share repurchase program will be proposed at the General Shareholders’ Meeting of May 14, 2013. If approved, it will authorize our Company to implement a new share repurchase plan for substantially the same purposes and subject to the same maximum percentage limits as those described above with respect to the program approved at the May 16, 2012 shareholders’ meeting. The maximum purchase price for shares under this resolution would be €13 per share (or the equivalent value at the same date in all other currencies), which maximum price shall only be applicable to acquisitions decided after the date of the General Shareholders’ Meeting of May 14, 2013 and not to transactions concluded before this meeting but providing for share acquisitions to be carried out after the date of this meeting. The total amount allocated to this share repurchase plan authorized may not exceed €600 million. This authorization would replace any prior authorization granted to the Board of Directors to trade in our shares, effective from May 14, 2013 and if applicable for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen (18) months from the date of the combined General Shareholders’ Meeting.

As of December 31, 2012, we held 14,237,927 shares, representing 2.73% of our share capital. The accounting value (not including provisions) of our total portfolio at that date was €433,896,767 while the market value was €130,348,222. None of our subsidiaries held any of our shares as at that date. We have not cancelled any of our shares over the past 24 months.

Anti-Takeover Provisions

Disclosure of Substantial Shareholdings Pursuant to Our Bylaws

Our bylaws currently provide that any person, acting alone or in concert with others, that fails to notify us within 15 days of its crossing, directly or indirectly, through acquisition or disposal of our shares, of a threshold of 1% or any multiple of 1% of our shares or voting rights can be deprived of voting rights for shares in excess of the relevant reporting threshold for all shareholders’ meetings until the end of a two-year period from the date on which such person returns to compliance with the notification requirements, if it is so required by one or several shareholders holding at least 1% of our share capital or voting rights. According to our bylaws, the participation thresholds shall be calculated pursuant to the provisions of the French Commercial Code and AMF regulations.

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

Pursuant to the French Commercial Code and AMF regulations, the participation thresholds shall be calculated on the basis of the shares and voting rights owned, and shall take into account the shares and voting rights which are deemed to be shares and voting rights owned, even if the individual or entity does not itself hold shares or voting rights. In accordance with this deemed ownership principle, the individual or entity must take into account specific situations where shares and voting rights are deemed to be shares and voting rights owned when calculating the number of shares owned to be disclosed in the notifications to the Company and to the AMF. Among others, this includes situations where an individual or entity is entitled to acquire issued shares at its own initiative, immediately or at the end of a maturity period, under an agreement or as part of a financial instrument (Article L. 233-9, 4° of the French Commercial Code), without set-off against the number of shares that this individual or entity is entitled to sell under another agreement or financial instrument. The individual or entity required to make such notification shall also take into account outstanding shares covered by an agreement or cash-settled financial instrument and having the economic effect of granting ownership of such shares to such individual or entity (Article L. 233-9, 4° bis of the French Commercial Code). These deemed ownership provisions are intended to require reporting of certain derivative agreements, such as equity swap contracts and similar over-the-counter financial contracts or transactions.

In the cases of deemed ownership described above, the notification shall mention the type of deemed ownership and include a description of the main characteristics of the financial instrument or contract to the level of detail required by the AMF regulations. The AMF regulations provide that shares and voting rights subject to multiple cases of deemed ownership shall only be counted once. When an individual or entity modifies the allocation between the shares it owns outright and its financial instruments or agreements deemed to be owned shares, it must disclose that change in a new notification. However, the change must only be disclosed if the acquisition of owned shares due to the settlement of the financial instruments or agreements causes the investor to cross a threshold. When a shareholder crosses such ownership thresholds, AMF regulations also require disclosure of certain information relating to other financial instruments (e.g., convertible or exchangeable securities, warrants, equity swaps, etc.) that could increase the shareholding of the individual or entity.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10%, 15%, 20%, or 25% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF before the end of the fifth trading day following the date they cross the threshold. In the report, the acquirer must specify the means of financing the acquisition, whether it acts alone or in concert with others and disclose any agreement or temporary transfer of shares or voting rights as well as its strategic intentions for the following six month period. Reportable strategic intentions include: whether it intends to continue its purchases, whether it intends to acquire control of the company in question, what strategy it contemplates vis-à-vis the issuer, how such strategy will be implemented, the way it intends to settle the agreements or instruments covering the shares or voting rights as mentioned in Article L. 233-9, 4° and 4° bis of the French Commercial Code, and whether it seeks nomination to the Board of Directors. The AMF makes these notices public. Upon any change of intention within the 6-month period following the filing of the report, such entity or person must file a new motivated notice for the following 6-month period.

To permit holders to give the required notice, we publish on our website and provide to the AMF on a monthly basis a written notice setting forth the total number of shares and theoretical voting rights (including treasury shares) composing our share capital, if such numbers have varied since the last publication. The participation thresholds mentioned above shall be calculated using such total number of shares and theoretical voting rights.

If any person fails to comply with these requirements, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which such person complies with the notification requirements. In addition, such person may have all or part of its voting rights suspended for up to 5 years by the proper Commercial Court at the request of our Chairman, any shareholder or the AMF and may be subject to criminal and administrative sanctions.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that own in excess of 30% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the shares and securities giving access to the share capital or voting rights of such company (such as warrants, convertible securities and similar instruments). Cash-settled derivative instruments or agreements mentioned in Article L. 233-9, 4° bis of the French Commercial Code are not included in the calculation of the number of shares related to the mandatory public tender offer.

MATERIAL CONTRACTS

On March 30, 2012, we signed an agreement to negotiate with Caisse des dépôts et consignations (CDC) to transfer the 66% stake that Veolia Transdev owns in SNCM back to our Group. On October 22, 2012, we signed a new agreement to negotiate with Caisse des dépôts et consignations under which both parties would subscribe to an €800 million capital increase through the capitalization of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations will hold 60% of the share capital of Veolia Transdev and will take exclusive control of that company, whereas we will retain a 40% shareholding. The agreement also provides for asset disposals by Veolia Transdev in order to repay our shareholder loan. Concomitantly to the signature of this agreement to negotiate, we and Caisse des Dépôts et Consignations committed to negotiate a further agreement in good faith to decrease our stake in Veolia Transdev to 20%. This should be carried out through the purchase by Caisse des Dépôts et Consignations of our Veolia Transdev shares within a period of two years from the completion of the capital increase. See Item 5. “Operating and Financial Review and Prospects—Overview—Veolia Transdev” above.

Contracts Including Change of Control Clauses

Under French law, we are required to disclose certain contracts including change of control clauses.

In some countries, including France, contracts with public and private clients may contain change of control clauses, some of which (including the water contract in Berlin) provide for specific termination rights in the event of a change of control of our Company. Furthermore, under the partnership agreements with EDF signed in December 2000, if a competitor of EDF takes over our Company, EDF has the right to purchase all of the Dalkia shares held by our Company. The same applies to the agreements signed with Caisse des dépôts et consignations on May 4, 2010, pursuant to which Veolia Environnement granted to Caisse des dépôts et consignations the right to purchase all of the Veolia Transdev shares held by our Company in the event of a change in control of our Company. Finally, the stock-option plans implemented by our Company which are currently in effect (see Item 6. “Directors, Senior Management and Employees” for information on these plans) provide that options become immediately exercisable without condition in the event a public tender offer is launched on the Company.

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

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to French withholding tax at a rate of 30% (21% for distributions made to individuals that are resident in the European Economic Area (the “EEA”) and 15% for distributions made to non-for-profit organizations with a head office in a Member State of the EEA which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines BOI - IS - CHAMP -10-50-10-40- 20130325). Dividends paid by a French corporation towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 50%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

An exemption from the above-mentioned withholding tax applies to dividends paid to Undertakings for the Collective Investment of Transferable Securities (“UCITS”) that are organized under the laws of and resident in another European Union Member State or resident in and organized under the laws of a another country having concluded a tax information exchange agreement with France, when such undertaking (i) raises funds from a certain number of investors for the purpose of investing those same funds in accordance with a defined investment policy, in a fiduciary capacity; and (ii) possesses characteristics similar to those of French “organismes de placements collectifs" organized under article I, subsections 1, 5 or 6 of L. 214-1 of the French Monetary and Financial Code. Investors who believe they may be covered by the above exemption should consult their own tax advisers regarding the applicability of this exemption to their particular circumstances.

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

However, subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes and do not hold shares or ADSs in connection with the conduct of a business or profession in France may be subject to French capital gains tax at the rate of 75% on the sale or disposition of shares or ADSs, irrespective of the number of shares or ADSs they hold, if such holders are domiciled, established or incorporated outside of France in a non-cooperative State or territory, as defined in Article 238-0 A of the French General Tax Code.

A transfer tax, assessed on the higher of the purchase price of the shares or their fair market value, applies to certain transfers of shares in French companies at a rate of 0.1%. This transfer tax does not apply to transfers of shares in listed companies that are not evidenced by a written agreement.

Under certain conditions, a financial transaction tax is applicable to the acquisition of equity securities (and assimilated securities) of publicly traded companies registered in France having a market capitalization over €1 billion on December 1st of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2013 has been published in a decree dated January 11, 2013; this decree mentions our Company. The financial transaction tax will be due at a rate of 0.2% on the value of the acquired shares, regardless of the tax residence of the purchaser or seller and the place of the transaction. Transfers giving rise to the payment of the financial transaction tax are exempt from the above-mentioned transfer tax. The tax is due by the financial services provider that undertakes the acquisition, irrespective of whether it is acting in a principal or agency capacity (or, if no financial services provider is involved in the acquisition, by the financial institution that holds the purchaser's account). Taxable transactions are broadly construed but several exceptions may apply. U.S. holders should consult their tax advisors as to the tax consequences of such reforms.

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

U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Special rules apply to pension funds and certain other tax-exempt investors.

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

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual after January 1, 2013 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our Company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our Company’s audited financial statements and relevant market and shareholder data, our Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2011 or 2012 taxable years. In addition, based on our Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our Company does not anticipate becoming a PFIC for its 2013 taxable year. Accordingly, dividends paid by our Company in 2013 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our Company was a PFIC and such holder did not make an applicable election under U.S. tax laws.

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

Procedures for Claiming Treaty Benefits

Pursuant to the French administrative guidelines (published as BOI-INT-DG-20-20-20-210-20120912), U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

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

If Form 5000 is not filed prior to the dividend payment, a withholding tax will be levied at the 30% or 75% rate, and you would have to claim a refund for the excess under the normal procedure by filing both Form 5000 and Form 5001 no later than December 31 of the second year following the year in which the dividend is paid.

Copies of Form 5000 and Form 5001 can be downloaded from the French tax authorities’ website (www.impots.gouv.fr).

Capital Gains

Under the Treaty, a U.S. holder will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

In general, for U.S. federal income tax purposes, a U.S. holder that sells, exchanges or otherwise disposes of its shares or ADSs will recognize capital gain or loss in an amount equal to the U.S. dollar difference between the amount realized for the shares or ADSs and the holder’s adjusted tax basis in the shares or ADSs (determined in U.S. dollars). Such gain or loss generally will be U.S.-source gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%. Your ability to offset capital losses against ordinary income is limited.

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

See Notes 27 and 28 to our Consolidated Financial Statements for additional information about market risk exposure and management and the use of derivative instruments.

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

Fees Payable to the Company by the Depositary

With respect to 2011 annual reimbursements, we received in 2012 US$300,000 from the Depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance cost for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone call), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

The Depositary has agreed to reimburse the Company for expenses it incurs that are related to establishment and maintenance expenses of the ADS program. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors.

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

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Finance Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Finance Officer concluded that the disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Finance Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and with IFRS as adopted by the European Union.

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

The effectiveness of our internal control over financial reporting has been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2012, which is included under Item 18. “Financial Statements” on pages F-1 through F-3.

Changes in Internal Control Over Financial Reporting

There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our Accounts and Audit Committee has five members in accordance with the requirements of the Board of Directors’ and Committee’s charters: Daniel Bouton (Chairman), Jacques Aschenbroich, Paul-Louis Girardot, Group Industriel Marcel Dassault as represented by Olivier Costa de Beauregard, and Nathalie Rachou. Daniel Bouton, Paul-Louis Girardot and Olivier Costa de Beauregard qualify as “audit committee financial experts” within the meaning of this Item 16A and all the Committee members are deemed to be independent based on criteria set forth in our Board of Directors’ charter, as well as based on the criteria of Section 303A.06 the NYSE Listed Company Manual.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, two independent accounting firms audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2012, our independent auditors are Ernst & Young et Autres and KPMG SA, which was appointed statutory auditor in replacement of Salustro Reydel in 2007. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2012, we were billed total fees of €15.0 million by KPMG and €13.3 million by Ernst & Young for the services described below. The fees set forth below billed by KPMG and Ernst & Young in 2011 and 2012 do not include fees charged to equity affiliates or proportionally consolidated entities.

Audit Fees

During 2012, we were billed €12.4 million in fees by KPMG and €10.6 million by Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements. During 2011, we were billed €12.3 million in fees by KPMG and €11.2 million by Ernst & Young in connection with such services.

Audit-Related Fees

During 2012, we were billed €2.6 million in fees by KPMG and €2.7 million by Ernst & Young for services that are related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, services not required by regulation and acquisition-related audits. During 2011, we were billed €2.7 million in fees by KPMG and €2.2 million by Ernst & Young in connection with such services.

Tax Fees

During 2012 and 2011, we were not billed any fees by KPMG or by Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2012 and 2011, we were not billed any fees by KPMG or by Ernst & Young for products and services other than the ones noted above.

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

During 2012, no services were provided to our Company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2012, the following purchases of our shares were made by our Company:

Period	Total number of shares purchased	Average price paid per share (in euros)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may be allocated to the purchase of shares under the plans or programs (in euros)
01/01/2012 to 01/31/2012	-	n/a	-	1,000,000,000
02/01/2012 to 02/28/2012	-	n/a	-	1,000,000,000
03/01/2012 to 03/31/2012	-	n/a	-	1,000,000,000
04/01/2012 to 04/30/2012	-	n/a	-	1,000,000,000
05/01/2012 to 05/31/2012	-	n/a	-	1,000,000,000
06/01/2012 to 06/30/2012	-	n/a	-	1,000,000,000
07/01/2012 to 07/31/2012	-	n/a	-	1,000,000,000
08/01/2012 to 08/31/2012	-	n/a	-	1,000,000,000
09/01/2012 to 09/30/2012	-	n/a	-	1,000,000,000
10/01/2012 to 10/31/2012	-	n/a	-	1,000,000,000
11/01/2012 to 11/30/2012	-	n/a	-	1,000,000,000
12/01/2012 to 12/31/2012	-	n/a	-	1,000,000,000

At the General Shareholders’ Meeting held on May 16, 2012, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer our shares at any time, except during a public offer, as permitted under applicable laws and regulations, and by any means, on the market or over-the-counter, including through block trades, public offers to purchase, sell or exchange, or through the use of derivative financial instruments traded on a market or over-the-counter, or through the delivery of shares following the issuance by us of securities granting rights to our capital by means of conversion, exchange, redemption, exercise of warrants or in any other way, either directly or indirectly via the intermediary of an investment services provider. The share repurchase may be for an amount up to 10% of our share capital, provided that we may not hold more than 10% of our share capital at any time.

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

The maximum repurchase price under the program was set by shareholders at the May 16, 2012 meeting at €22.50 per share and the maximum amount that we may allocate to the share repurchase program was set at €1 billion. See Item 10. “Additional Information—Trading in Our Own Shares.”

The shareholders’ authorization for this 2012 share repurchase program is due to expire at the latest on November 16, 2013, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted at our General Shareholders’ Meeting of May 14, 2013.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

STATEMENT ON CORPORATE GOVERNANCE
AS REQUIRED BY SECTION 303A.11
OF THE NEW YORK STOCK EXCHANGE’S LISTED COMPANY MANUAL

Set forth below is a brief summary of the principal ways in which our corporate governance practices differ from the New York Stock Exchange (NYSE) corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

Our Company is incorporated under the laws of France and the principal trading market for our shares is Euronext Paris operated by NYSE Euronext. Our ADSs are listed on the NYSE and trade in the form of American Depositary Receipts (ADRs), each of which represent one Veolia Environnement ordinary share.

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

With respect to related party transactions, French law requires the Board of Directors to approve a broadly-defined range of transactions that could potentially create conflicts of interest between our Company, on the one hand, and our directors and/or a significant shareholder, on the other hand. While the precise scope of this requirement and its application may differ from those applicable to U.S. NYSE-listed companies, this requirement is generally consistent with various provisions of the NYSE Manual that require disclosure and/or approval of various types of related party transactions.

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

For more information regarding our corporate governance practices, you should also refer to our bylaws (statuts), which are filed as an exhibit to this annual report. See Item 10. “Additional Information.”

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.   FINANCIAL STATEMENTS

ITEM 19.   EXHIBITS

The following exhibits are included herein:

Exhibit Number	Description
1	Bylaws (statuts) of Veolia Environnement (free English translation).
2

The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of Veolia Environnement and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Veolia Environnement or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8	List of Subsidiaries. Included herein in Note 42 to our Consolidated Financial Statements.
11	Code of Ethics (previously filed as Exhibit 11 to our annual report on Form 20-F for the year ended December 31, 2003 and incorporated by reference herein).
12.1	Certification by Antoine Frérot, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Pierre-François Riolacci, Chief Finance Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Antoine Frérot, Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Pierre-François Riolacci, Chief Finance Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Independent Registered Public Accounting Firms.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT
By:	s/ Antoine Frérot
Name:	Antoine Frérot
Title:	Chairman and Chief Executive Officer

Date: April 12, 2013

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Reports of Independent Registered Public Accounting Firms

Year ended December 31, 2012

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the accompanying consolidated statements of financial position of Veolia Environnement and subsidiaries (hereafter the "Company") as of December 31, 2012, 2011, 2010 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012, 2011, 2010 and the consolidated results of its operations and its consolidated cash flow for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 12, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The Independent Registered Public Accounting Firms
Paris-la-Défense, France April 12, 2013
KPMG Audit		ERNST & YOUNG et Autres
A division of KPMG S.A.
Jean-Paul Vellutini	Karine Dupré	Gilles Puissochet	Nicolas Pfeuty

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firms

December 31, 2012

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the internal control over financial reporting as of December 31, 2012 of Veolia Environnement S.A. and subsidiaries (hereafter the "Company"), based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (hereafter “the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2012, 2011, 2010 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flows statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2012, and our report dated April 12, 2013 expressed an unqualified opinion on those consolidated financial statements.

The Independent Registered Public Accounting Firms

Paris-la-Défense, France April 12, 2013
KPMG Audit A division of KPMG S.A.		ERNST & YOUNG et Autres
Jean-Paul Vellutini	Karine Dupré	Gilles Puissochet	Nicolas Pfeuty

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Consolidated Financial Statements

Consolidated Statement of Financial Position

Assets

(€ million)	Notes	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Goodwill	4	4,795.0	5,795.9	6,840.2
Concession intangible assets	5	4,518.6	4,629.1	4,164.6
Other intangible assets	6	1,142.9	1,280.8	1,505.8
Property, plant and equipment	7	6,837.9	8,488.3	9,703.3
Investments in associates	8	441.5	325.2	311.7
Non-consolidated investments	9	77.4	106.3	130.7
Non-current operating financial assets	10	2,650.7	5,088.3	5,255.3
Non–current derivative instruments - Assets	28	277.6	742.8	621.1
Other non-current financial assets	11	589.0	736.5	773.1
Deferred tax assets	12	1,243.1	1,263.9	1,749.6
Non-current assets		22,573.7	28,457.1	31,055.4
Inventories and work-in-progress	13	1,018.4	1,020.8	1,130.6
Operating receivables	13	10,305.9	11,427.6	12,488.7
Current operating financial assets	10	202.0	357.0	373.3
Other current financial assets	11	944.8	114.6	132.3
Current derivative instruments – Assets	28	45.2	48.1	34.6
Cash and cash equivalents	14	5,547.8	5,723.9	5,406.8
Assets classified as held for sale	23	3,974.3	3,256.5	805.6
Current assets		22,038.4	21,948.5	20,371.9
TOTAL ASSETS		44,612.1	50,405.6	51,427.3

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Equity and Liabilities

(€ million)	Notes	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Share capital		2,610.4	2,598.2	2,495.6
Additional paid-in capital		8,466.3	9,796.2	9,514.9
Reserves and retained earnings attributable to owners of the Company		(3,924.6)	(5,324.7)	(4,134.6)
Total equity attributable to owners of the Company	15	7,152.1	7,069.7	7,875.9
Total equity attributable to non-controlling interests		1,973.6	2,765.4	2,928.5
Equity	15	9,125.7	9,835.1	10,804.4
Non-current provisions	16	2,092.7	2,077.1	2,313.9
Non-current borrowings	17	13,083.7	16,706.7	17,896.1
Non–current derivative instruments – Liabilities	27	235.1	215.4	195.1
Deferred tax liabilities	12	1,392.5	1,891.1	2,101.4
Non-current liabilities		16,804.0	20,890.3	22,506.5
Operating payables	13	11,598.7	12,598.6	13,773.9
Current provisions	16	543.0	604.8	689.9
Current borrowings	17	3,629.2	3,942.3	2,827.1
Current derivative instruments – Liabilities	28	71.8	81.5	51.7
Bank overdrafts and other cash position items	14	288.7	440.2	387.0
Liabilities directly associated with assets classified as held for sale	23	2,551.0	2,012.8	386.8
Current liabilities		18,682.4	19,680.2	18,116.4
TOTAL EQUITY AND LIABILITIES		44,612.1	50,405.6	51,427.3

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Consolidated Income Statement

(€ million)	Notes	Year ended December 31,
		2012(1)	2011(1)	2010(1)
Revenue	18	29,438.5	28,576.5	27,851.6
o/w Revenue from operating financial assets		329.4	383.7	380.8
Cost of sales		(24,795.4)	(24,143.0)	(22,644.2)
Selling costs		(607.7)	(582.7)	(572.8)
General and administrative expenses		(3,002.3)	(3,084.5)	(3,040.7)
Other operating revenue and expenses		61.9	62.8	182.2
Operating income	19	1,095.0	829.1	1,776.1
Finance costs	20	(838.9)	(823.0)	(816.2)
Income from cash and cash equivalents	20	80.1	112.9	93.2
Other financial income and expenses	21	(63.5)	(47.4)	(97.4)
Income tax expense	22	(159.0)	(520.9)	(272.4)
Share of net income of associates	8	30.0	11.7	19.3
Net income (loss) from continuing operations		143.7	(437.6)	702.6
Net income (loss) from discontinued operations	23	386.1	121.0	146.4
Net income (loss) for the year		529.8	(316.6)	849.0
Attributable to owners of the Company		393.8	(489.8)	558.5
Attributable to non-controlling interests	24	136.0	173.2	290.5
(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE(2)	25
Diluted		0.78	(0.99)	1.16
Basic		0.78	(0.99)	1.16
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE(2)	25
Diluted		(0.06)	(1.27)	0.84
Basic		(0.06)	(1.27)	0.84
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE(2)	25
Diluted		0.84	0.28	0.32
Basic		0.84	0.28	0.32

(1)  Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

-     discontinued operations in the course of divestiture, i.e. the entire contribution of Veolia Transdev, excluding the activities of Société Nationale Maritime Corse Méditerranée (SNCM) Group, Water activities in Morocco, urban lighting activities (Citelum) in the Energy Services Division and European wind energy activities;

-     discontinued operations divested, i.e. regulated activities in the United Kingdom in the Water Division, divested in June 2012, Solid Waste activities in the United States in the Environmental Services Division, divested in November 2012 and American wind energy activities, divested in December 2012;

-     are presented in a separate line, Net income from discontinued operations, for the years ended December 31, 2012, 2011 and 2010.

(2)  The weighted average number of shares outstanding at December 31, 2012, is 506.7 million (basic and diluted) - See Note 25, Earnings per share).

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Consolidated Statement of Comprehensive Income

(€ million)	Year ended December 31,
	2012(1)	2011(1)	2010(1)
Net income (loss) for the year	529.8	(316.6)	849.0
Actuarial gains and losses on pension obligations	(128.4)	(32.7)	(72.9)
Related income tax expense	17.2	(26.8)	16.9
Amount net of tax	(111.2)	(59.5)	(56.0)
Other items of comprehensive income not subsequently released to net income	(111.2)	(59.5)	(56.0)

Fair value adjustments on available-for-sale assets	5.9	(1.7)	(1.8)
Related income tax expense	(0.9)	0.4	(0.1)
Amount net of tax	5.0	(1.3)	(1.9)

Fair value adjustments on cash flow hedge derivatives	6.2	(49.4)	27.3
Related income tax expense	(1.3)	14.6	(9.7)
Amount net of tax	4.9	(34.8)	17.6

Foreign exchange gains and losses
• on the translation of the financial statements of subsidiaries drawn up in a foreign currency	118.3	79.2	587.0
Amount net of tax	118.3	79.2	587.0
• on the net financing of foreign operations	88.9	(4.2)	(165.2)
• related income tax expense	(2.5)	(82.3)	52.6
Amount net of tax	86.4	(86.5)	(112.6)

Other items of comprehensive income subsequently released to net income	214.6	(43.4)	490.1
Total Other comprehensive income	103.4	(102.9)	434.1
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	633.2	(419.5)	1,283.1
Attributable to owners of the Company	493.4	(564.3)	884.0
Attributable to non-controlling interests	139.8	144.8	399.1

(1)  Other comprehensive income attributable to discontinued operations as defined in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, is €128.6 million for the year ended December 31, 2012, -€57 million for the year ended December 31, 2011 and €66.3 million for the year ended December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Consolidated Cash Flow Statement

(€ million)	Notes	Year ended December 31,
		2012	2011	2010
Net income (loss) for the year		529.8	(316.6)	849.0
Operating depreciation, amortization, provisions and impairment losses	19	1,972.9	2,842.5	1,884.2
Financial amortization and impairment losses		8.4	5.6	18.6
Gains/losses on disposal and dilution	19	(682.1)	(592.4)	(277.2)
Share of net income of associates	8	(30.0)	(13.4)	(18.4)
Dividends received	21	(6.0)	(4.9)	(6.9)
Finance costs and finance income	20	834.7	796.1	811.2
Income tax expense	22	326.5	558.3	362.4
Other items		130.5	77.7	95.8
Operating cash flow before changes in working capital		3,084.7	3,352.9	3,718.7
Changes in working capital	13	102.8	(40.7)	105.8
Income taxes paid		(336.0)	(368.2)	(367.9)
Net cash from operating activities		2,851.5	2,944.0	3,456.6
Including Net cash from operating activities of discontinued operations		285.7	467.7	665.1
Industrial investments	40	(2,302.0)	(2,258.3)	(2,083.7)
Proceeds on disposal of intangible assets and property, plant and equipment		174.0	168.9	205.2
Purchases of investments		(168.6)	(372.1)	(426.3)
Proceeds on disposal of financial assets (*)		2,810.8	1,286.9	498.6
Operating financial assets
New operating financial assets	10	(411.7)	(363.5)	(489.1)
Principal payments on operating financial assets	10	370.9	441.0	424.1
Dividends received (including dividends received from associates)	8 & 21	39.0	12.4	12.9
New non-current loans granted		(91.3)	(160.3)	(59.8)
Principal payments on non-current loans		32.3	110.5	31.8
Net decrease/increase in current loans		(25.5)	(3.1)	69.1
Net cash used in investing activities		427.9	(1,137.6)	(1,817.2)
Including Net cash used in investing activities of discontinued operations		2,132.5	706.6	(309.3)
Net increase/decrease in current borrowings	17	(1,268.9)	(534.5)	(938.2)
New non-current borrowings and other debts	17	1,326.1	745.1	537.6
Principal payments on non-current borrowings and other debts	17	(1,659.6)	(315.0)	(148.8)

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

(€ million)	Notes	Year ended December 31,
		2012	2011	2010
Proceeds on issue of shares		3.4	2.5	128.8
Share capital reduction		-	-	-
Transactions with non-controlling interests: partial purchases and sales		(124.4)	24.4	91.8
Purchases of/proceeds from treasury shares		-	2.2	7.9
Dividends paid		(546.6)	(547.0)	(735.6)
Interest paid		(844.8)	(753.6)	(821.9)
Net cash used in financing activities		(3,114.8)	(1,375.9)	(1,878.4)
Including Net cash used in financing activities of discontinued operations		(37.0)	(71.2)	(30.0)
NET CASH AT THE BEGINNING OF THE YEAR		5,283.7	5,019.8	5,159.5
Effect of foreign exchange rate changes and other		(189.2)	(166.6)	99.3
NET CASH AT THE END OF THE YEAR		5,259.1	5,283.7	5,019.8
Cash and cash equivalents	14	5,547.8	5,723.9	5,406.8
Bank overdrafts and other cash position items	14	288.7	440.2	387.0
NET CASH AT THE END OF THE YEAR		5,259.1	5,283.7	5,019.8

(*)  Proceeds on disposal of financial assets in the Consolidated Cash Flow Statement include financial disposals and cash and cash equivalents and bank overdrafts and other cash position items removed from the scope of consolidation.

This amount includes, in particular, the disposal of regulated Water activities in the United Kingdom (€1,230 million) and of solid waste activities in the United States in the Environmental Services Division (€1,461 million) in 2012. Impacts of these transactions on net financial debt are presented in Note 3.2.

Net cash flows attributable to discontinued operations as defined in IFRS 5 primarily concern:

•

regulated Water activities in the United Kingdom divested in June 2012;

•

solid waste activities in the United States in the Environmental Services Division, divested in November 2012;

•

the Water activity in Morocco;

•

wind energy activities, partially divested as of December 31, 2012, through the divestiture of Ridgeline on December 31, 2012;

•

urban lighting activities (Citelum).

Discontinued operations are presented in Notes 3 and 23.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Statement of changes in equity

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of January 1, 2010	493,630,374	2,468.2	9,433.2	(452.6)	(3,663.5)	(344.4)	(43.5)	7,397.4	2,670.1	10,067.5
Issues of share capital of the parent company	5,495,993	27.4	81.7					109.1	-	109.1
Parent company dividend distribution					(579.5)			(579.5)	-	(579.5)
Elimination of treasury shares				7.9				7.9	-	7.9
Share purchase and subscription options					6.2			6.2	-	6.2
Third party share in share capital increases of subsidiaries								-	104.8	104.8
Third party share in dividend distributions of subsidiaries								-	(233.5)	(233.5)
Transactions with non-controlling interests					60.2			60.2	(9.9)	50.3
Total transactions with non-controlling interests	5,495,993	27.4	81.7	7.9	(513.1)	-	-	(396.1)	(138.6)	(534.7)
Foreign exchange translation						478.0		478.0	109.0	587.0
Net foreign investments						(112.3)		(112.3)	(2.5)	(114.8)
Actuarial gains and losses on pension obligations					(52.0)			(52.0)	(4.0)	(56.0)
Fair value adjustments on cash flow hedge derivatives						2.5	13.6	16.1	3.7	19.8
Fair value adjustments on AFS assets							(4.3)	(4.3)	2.4	(1.9)
Total Other comprehensive income					(52.0)	368.2	9.3	325.5	108.6	434.1
Net income for the year					558.5			558.5	290.5	849.0
Total comprehensive income for the year					506.5	368.2	9.3	884.0	399.1	1,283.1
Other changes		-	-	-	(9.4)	-	-	(9.4)	(2.1)	(11.5)
As of December 31, 2010	499,126,367	2,495.6	9,514.9	(444.7)	(3,679.5)	23.8	(34.2)	7,875.9	2,928.5	10,804.4

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of December 31, 2010	499,126,367	2,495.6	9,514.9	(444.7)	(3,679.5)	23.8	(34.2)	7,875.9	2,928.5	10,804.4
Issues of share capital of the parent company	20,462,396	102.3	280.4					382.7		382.7
Parent company dividend distribution					(586.8)			(586.8)	-	(586.8)
Elimination of treasury shares				2.2				2.2		2.2
Share purchase and subscription options	64,197	0.3	0.9		1.8			3.0		3.0
Third party share in share capital increases of subsidiaries									2.5	2.5
Third party share in dividend distributions of subsidiaries									(343.9)	(343.9)
Transactions with non-controlling interests					(43.7)			(43.7)	54.1	10.4
Total transactions with non-controlling interests	20,526,593	102.6	281.3	2.2	(628.7)	-	-	(242.6)	(287.3)	(529.9)
Foreign exchange translation						102.3		102.3	(23.2)	79.1
Net foreign investments						(10.1)		(10.1)	4.8	(5.3)
Actuarial gains and losses on pension obligations					(53.1)			(53.1)	(6.4)	(59.5)
Fair value adjustments on cash flow hedge derivatives						(81.1)	(31.9)	(113.0)	(2.9)	(115.9)
Fair value adjustments on AFS assets							(0.6)	(0.6)	(0.7)	(1.3)
Total Other comprehensive income					(53.1)	11.1	(32.5)	(74.5)	(28.4)	(102.9)
Net loss for the year					(489.8)			(489.8)	173.2	(316.6)
Total comprehensive income for the year					(542.9)	11.1	(32.5)	(564.3)	144.8	(419.5)
Other changes					0.7			0.7	(20.6)	(19.9)
As of December 31, 2011	519,652,960	2,598.2	9,796.2	(442.5)	(4,850.4)	34.9	(66.7)	7,069.7	2,765.4	9,835.1

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of December 31, 2011	519,652,960	2,598.2	9,796.2	(442.5)	(4,850.4)	34.9	(66.7)	7,069.7	2,765.4	9,835.1
Issues of share capital of the parent company	2,433,889	12.2	11.7					23.9		23.9
Parent company dividend distribution			(1,341.6)		987.8			(353.8)		(353.8)
Elimination of treasury shares
Share purchase and subscription options					(1.1)			(1.1)		(1.1)
Third party share in share capital increases of subsidiaries									3.3	3.3
Third party share in dividend distributions of subsidiaries									(216.7)	(216.7)
Transactions with non-controlling interests					(71.2)			(71.2)	(89.8)	(161.0)
Total transactions with non-controlling interests	2,433,889	12.2	(1,329.9)	-	915.5	-	-	(402.2)	(303.2)	(705.4)
Foreign exchange translation						102.3		102.3	16.0	118.3
Net foreign investments						114.8		114.8	(3.9)	110.9
Actuarial gains and losses on pension obligations					(99.6)			(99.6)	(11.6)	(111.2)
Fair value adjustments on cash flow hedge derivatives						(24.5)	1.6	(22.9)	3.3	(19.6)
Fair value adjustments on AFS assets							5.0	5.0		5.0
Total Other comprehensive income					(99.6)	192.6	6.6	99.6	3.8	103.4
Net income for the year					393.8			393.8	136.0	529.8
Total comprehensive income for the year					294.2	192.6	6.6	493.4	139.8	633.2
Other changes					(8.8)			(8.8)	(628.4)	(637.2)
As of December 31, 2012	522,086,849	2,610.4	8,466.3	(442.5)	(3,649.5)	227.5	(60.1)	7,152.1	1,973.6	9,125.7

The dividend distribution per share for fiscal year 2012 is €0.70, compared with €0.70 for fiscal year 2011 and €1.21 for fiscal year 2010.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

A dividend distribution of €0.70 per share is proposed to the Annual General Meeting of Shareholders of May 14, 2013.

The total dividend paid recorded in the Consolidated Cash Flow Statement of €547 million, €547 million and €735 million for the years ended December 31, 2012, 2011 and 2010, respectively, breaks down as follows:

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Parent company dividend distribution	(354)	(587)	(580)
Third party share in dividend distributions of subsidiaries	(217)	(344)	(234)
Scrip dividend (1)	24	384	79
TOTAL DIVIDEND PAID	(547)	(547)	(735)
(1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 1

Accounting principles and methods

F - 15

Note 2

Use of management estimates in the application of Group accounting standards

F - 42

Note 3

Significant events

F - 44

Note 4

Goodwill

F - 50

Note 5

Concession intangible assets

F - 55

Note 6

Other intangible assets

F - 57

Note 7

Property, plant and equipment

F - 60

Note 8

Investments in associates

F - 63

Note 9

Non-consolidated investments

F - 65

Note 10

Non-current and current operating financial assets

F - 66

Note 11

Other non-current and current financial assets

F - 69

Note 12

Deferred tax assets and liabilities

F - 73

Note 13

Working capital

F - 76

Note 14

Cash and cash equivalents

F - 88

Note 15

Equity

F - 90

Note 16

Non-current and current provisions

F - 95

Note 17

Non-current and current borrowings

F - 102

Note 18

Revenue

F - 109

Note 19

Operating income

F - 110

Note 20

Net finance costs

F - 113

Note 21

Other financial income and expenses

F - 114

Note 22

Income tax expense

F - 115

Note 23

Assets classified as held for sale, discontinued operations and divestitures

F - 117

Note 24

Net income for the year attributable to non-controlling interests

F - 122

Note 25

Earnings per share

F - 123

Note 26

Additional information on the fair value of financial assets and liabilities (excluding derivatives)

F - 124

Note 27

Financial risk management
F - 128

Note 28

Derivatives

F - 141

Note 29

Employee benefit obligation

F - 152

Note 30

Main acquisitions

F - 163

Note 31

Construction contracts

F - 164

Note 32

Operating leases

F - 165

Note 33

Proportionately consolidated companies

F - 166

Note 34

Tax audits

F - 167

Note 35

Off-balance sheet commitments and collateral

F - 168

Note 36

Contingent assets and liabilities

F - 173

Note 37

Greenhouse gas emission rights

F - 178

Note 38

Related party transactions

F - 179

Note 39

Consolidated employees

F - 182

Note 40

Reporting by operating segment

F - 183

Note 41

Subsequent events

F - 189

Note 42

Main companies included in the 2012 consolidated financial statements

F - 190

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 1    Accounting principles and methods

1.1     Accounting standards framework

1.1.1      Basis underlying the preparation of the financial information

Pursuant to Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation no.297/2008 of March 11, 2008, the consolidated financial statements for the year ended December 31, 2012 are presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB). These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm .

These financial statements are accompanied, for comparative purposes, by financial statements for fiscal years 2011 and 2010 drawn up in accordance with the same standards framework.

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Veolia Environnement refers to other IFRS dealing with similar or related issues and the conceptual framework. Where appropriate, the Group may use other standard references and in particular U.S. standards.

1.1.2      Standards, standard amendments and interpretations applicable from fiscal year 2012

The accounting principles and valuation rules applied by the Group in preparing the consolidated financial statements for the year ended December 31, 2012 are identical to those applied by the Group as of December 31, 2011, with the exception of the following standards, standard amendments and interpretations which came into mandatory effect as of January 1, 2012:

•

Amendments to IFRS 7, Disclosures – Transfers of Financial Assets. The amendments to IFRS 7 supplement required disclosures on transactions involving the transfer of financial assets. Disclosures concerning the transfer of financial assets are presented in Note 13, Working Capital, to the notes to the financial statements. Pursuant to the transition procedures set-out for the entry into effect of these amendments, the additional disclosures required by these amendments are not presented for comparative periods.

•

Amendments to IAS 12, Deferred Taxes: recovery of underlying assets.

These amendments have no impact on the Group consolidated financial statements.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

1.1.3      Texts which enter into mandatory effect after December 31, 2012

The following texts enter into mandatory effect after December 31, 2012 (adopted or in the course of adoption by the European Union):

•

Amendments to IAS 19 mainly eliminating the possibility of deferring the recognition of actuarial gains and losses (the corridor approach);

•

Amendments to IFRS 7, Financial Instruments: Offsetting financial assets and liabilities;

•

Amendments to IAS 32, seeking to clarify the principles for offsetting financial assets and liabilities;

•

IFRS 9, Financial Instruments and the amendment to IFRS 9, Financial Instruments, pushing back the mandatory effective date of application of the standard to fiscal years beginning on or after January 1, 2015;

•

Amendments to IFRS 7 relating to disclosures on transition to IFRS 9;

•

IFRS 10, Consolidated financial statements;

•

IFRS 11, Joint Arrangements;

•

IFRS 12, Disclosure of Interests in Other Entities;

•

IFRS 13, Fair value measurement;

•

Amendments to IAS 28, Investments in associates and joint ventures;

•

Amendments to IFRS 10, IFRS 11 and IFRS 12 specifying transitional measures;

•

Amendments resulting from the IFRS annual improvement process (cycle 2009-2011).

Subject to their definitive adoption by the European Union, these standards and standard amendments are of mandatory application from January 1, 2013 or later. The Group is currently assessing the potential impact of the first-time application of these texts.

New standards and revised standards on consolidation, joint arrangements, associates and disclosures

The consolidation standards detailed above (IFRS 10, IFRS 11 and IFRS 12), published in May 2011, provide for retrospective application from fiscal years beginning on or after January 1, 2013. On June 1, 2012, the European Accounting Regulation Committee (ARC) issued a favorable opinion on the adoption of these standards in Europe, with mandatory retrospective application from January 1, 2014 at the latest. Early adoption of these standards would however be authorized.

Following the definitive adoption of these standards by the European Union on December 29, 2012, they will be applied early by the Group from January 1, 2013.

IFRS 10

IFRS 10 replaces the provisions on consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 introduces a new single control model based on three criteria: “An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee”. Previously, control was defined in IAS 27 as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

With a view to the first-time application of this standard, the Group has undertaken an analysis of its investments to determine the level of control exercised over them pursuant to the new definition of control, covering all periods presented. In order to assess the three control criteria defined in IFRS 10, the Group developed an analysis framework encompassing specific situations involving several partners in a dense contractual environment.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

IFRS 11

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities – Non- Monetary Contributions by Venturers. This new standard defines the accounting treatment of joint arrangements through which at least two parties exercise joint control. Pursuant to this new standard, there are only two types of joint arrangement: joint ventures and joint operations. Classification is based on the rights and obligations of the parties to the arrangement, taking into consideration the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances.

A joint venture is a joint arrangement whereby the parties (joint venturers) that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties (joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement.

IAS 31 defines three types of joint arrangements, based primarily on the legal form thereof. Pursuant to IAS 31, the Group accounts for its joint arrangements, classified as joint ventures, using the proportionate consolidation method (see Note 1.4.).

Pursuant to IFRS 11, joint arrangements classified as joint ventures must be accounted for using the equity method (proportionate consolidation is no longer authorized). Each joint operator in a joint operation must account for the assets and liabilities (income and expenses) relating to its interest in the joint operation.

Given the changes concerning the form of joint arrangements and to accounting methods, the Group has undertaken a review of its joint arrangements, covering all periods presented.

The main arrangements under joint control within the Group qualify as joint ventures pursuant to IFRS 11 and must therefore be equity accounted in accordance with IFRS 11.

IFRS 12

IFRS 12 concerns the disclosure of interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. First-time application of this standard will lead to the provision of more detailed disclosures in the notes to the financial statements.

Analysis work on the first-time application of IFRS 10 and IFRS 11 is currently being finalized for all periods presented. However, based on work performed to date, the main impact of the first-time application of these standards concerns the implementation of IFRS 11 and more particularly the equity accounting of joint ventures held by the Group, currently consolidated on a proportionate basis. The total contribution of all proportionately consolidated companies (group share) is presented in Note 33.

The main entities concerned by the application of these new standards are Dalkia International (joint venture owned 75% by Dalkia and 25% by EDF, with an economic interest of 50%), Veolia Transdev (joint venture with Caisse des dépôts et consignations) and Proactiva group (joint venture with FCC owned at 50%), which will be accounted for using the equity method at 50%. Shenzen (joint venture owned at 45%, with 25% economic interest) will be accounted for using the equity method and Tianjin (joint venture owned at 49%) will be accounted for using the equity method at 49%.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The following tables present the contribution as of December 31, 2012 of the entities affected by a change in accounting method on the first time application of IFRS 10 and 11:

(€ million)	Consolidated financial statements as of December 31, 2012	Amounts attributable to entities affected by the change in accounting method
Goodwill	4,795.0	900.6
Intangible assets	5,661.5	2,361.7
Property, plant and equipment	6,837.9	2,124.6
Non-current operating financial assets	2,650.7	420.7
Other non-current financial assets	2,628.6	381.0
Non-current assets	22,573.7	6,188.6
Operating receivables	10,305.9	2,010.8
Cash and cash equivalents	5,547,.8	546.8
Assets classified as held for sale	3,974.3	2 698.7
Other current assets	2,210.4	534.1
Current assets	22,038.4	5,790.4
TOTAL ASSETS	44,612.1	11,979.0
Equity	9,125.7	4,018.7
Non-current borrowings	13,083,7	929.1
Other non-current liabilities	3,720.3	798.3
Non-current liabilities	16,804.0	1,727.4
Operating payables	11,598.7	2,174.8
Current borrowings	3,629.2	428.7
Liabilities directly associated with assets classified as held for sale	2,551.0	1,655.5
Other current liabilities	903.5	1,973.9
Current liabilities	18,682.4	6,232.9
TOTAL EQUITY AND LIABILITIES	44,612.1	11,979.0

(€ million)	Consolidated financial statements as of December 31, 2012	Amounts attributable to entities affected by the change in accounting method
Revenue	29,438.5	6,313.0
Operating income	1,095.0	393.6
Net income (loss) from continuing operations	143.7	56.1
Net income (loss) for the year	529.8	48.6

The number of entities, whose consolidation method will change, pursuant to fist-time application if IFRS 10 and 11 standards, amounts to 1,079 entities.

Entities, whose consolidation method will change, pursuant to first-time application of IFRS 10 and 11 standards, contributed to:

•

The Group adjusted operating cash flow by €801 million, as of December 31, 2012 (see Note 40 which reconciles adjusted operating cash flow and operating income);

•

€866 million in total gross investments.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Revised employee benefits standard

In June 2011, the IASB published a revised Employee Benefits standard, IAS 19R, subsequently approved by the European Parliament on June 5, 2012. This standard enters into effect for fiscal years commencing on or after January 1, 2013 and is of retrospective application.

The main changes introduced by this revised standard are as follows:

-

Immediate recognition of actuarial gains and losses in Other Comprehensive Income, removing the “corridor” option contained in the current standard. As the Group historically elected to apply the “SORIE” option, consisting in the immediate recognition of actuarial gains and losses arising in Other Comprehensive Income, this amendment will not impact the consolidated financial statements;

-

Immediate recognition in profit or loss of all past service costs; the recognition of past services costs relating to unvested post-employment benefits, through their deferral and recognition over the residual vesting period is therefore removed. Accordingly, all plan amendments and new plan introductions shall be recognized immediately and in full in profit or loss of the period;

-

Introduction of a new concept: net interest on the net defined benefit liability (asset) shall be determined by multiplying the net defined benefit liability (asset) by the discount rate used to calculate the defined benefit obligation. In practice, the expected return on plan assets in the current standard is replaced by the discount rate used to measure the defined benefit obligation.

First-time application of this revised standard should not have a material impact on the consolidated financial statements of the Group.

1.2     General principles underlying the preparation of the financial statements

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements are presented on a historical cost basis, with the exception of assets and liabilities held for sale measured in accordance with IFRS 5 and assets and liabilities recognized at fair value: derivatives, financial instruments held for trading, financial instruments designated at fair value and available-for-sale financial instruments (in accordance with IAS 32 and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2012 were adopted by the Board of Directors on February 27, 2013 and will be presented for approval at the General Shareholders’ Meeting on May 14, 2013.

1.3     Basis of presentation as of December 31, 2012

The consolidated financial statements are presented in millions of euros, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to December 31, 2012, in accordance with uniform accounting policies and methods.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

In the absence of specific IFRS provisions on the creation of joint ventures, the Group applies the acquisition method set-out in IFRS 3, Business combinations, when accounting for acquisitions of joint ventures.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

The standard notably requires the separate presentation of assets held for sale in the Consolidated Statement of Financial Position at the lower of net carrying amount and fair value less costs to sell, where the criteria set-out in the standard are satisfied.

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

Therefore, as of December 31, 2012, the results of operations sold or in the course of being sold in 2012 must also be adjusted in the comparative financial statements as of December 31, 2011 and 2010. The 2011 and 2010 comparative income statements therefore differ from those published previously.

The impact of these operations on cash flows from operating, investing and financing activities is presented in specific lines of the Consolidated Cash Flow Statement for the year ended December 31, 2012 and comparative periods.

The 2011 and 2010 Consolidated Statements of Financial Position are unchanged.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
U.S. Dollar	0.7579	0.7729	0.7484
Pound Sterling	1.2253	1.1972	1.1618
Chinese Renminbi yuan	0.1216	0.1226	0.1134
Australian Dollar	0.7867	0.7860	0.7613
Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2012	Average annual rate 2011	Average annual rate 2010
U.S. Dollar	0.7778	0.7185	0.7537
Pound Sterling	1.2329	1.1523	1.1652
Chinese Renminbi yuan	0.1233	0.1112	0.1114
Australian Dollar	0.8056	0.7418	0.6924

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

1.8     Property, plant and equipment

Property, plant and equipment are recorded at historical acquisition cost to the Group, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Useful lives are as follows:

Range of useful lives in number of years*
Buildings	20 to 50
Technical systems	7 to 24
Vehicles	3 to 25
Other plant and equipment	3 to 12
* The range of useful lives is due to the diversity of tangible assets concerned.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Intangible assets mainly consist of certain assets recognized in respect of concession arrangements (IFRIC 12), entry fees paid to local authorities for public service contracts, the value of contracts acquired through business combinations (“contractual rights”), patents, licenses, software and operating rights.

Intangible assets are amortized on a straight-line basis over their useful life, unless another systematic amortization basis better reflects the rate of consumption of the asset.

Useful lives are as follows:

Range of useful lives in number of years*
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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Given the Group’s activities, cash-generating units and groups of cash-generating units are below operating segments in the organizational structure and generally represent a country in each Division.

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

The value in use determined by the Group is equal to the present value of the future cash flows expected to be derived from the CGU or group of CGUs, taking account of their residual value and based on the following:

•

Forecast cash flows taken from the long-term plan prepared each year in June and validated by the Board of Directors in November. This plan covers the year in progress and the next six years. This period is representative of the average duration of the Group's long-term contract portfolio and its short-term activities. Exceptionally, the long–term plan was extended to 2025 for the “Water– China” CGU, in order to identify standard flows for the calculation of the terminal value, as Water activities in China follow a specific economic model, with extremely long contract terms (fifty years) and high investment flows during the initial contract years;

•

Terminal values are calculated based on discounted forecast flows for the last year of the long-term plan (2018). These flows are determined for each CGU or group of CGUs based on a perpetual growth rate which takes account of factors such as inflation;

•

A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs: it is equal to the risk-free rate plus a risk premium weighted for country-specific risks (see Note 2). The discount rates estimated by management for each cash-generating unit therefore reflect current market assessments of the time value of money and the country specific risks to which the CGU or group of CGUs is exposed, with the other risks reflected in the expected future cash flows from the assets;

•

Investments included in forecast future cash flows are those investments that enable the level of economic benefits expected to arise from the assets to be maintained in their current condition;

•

Restructuring plans to which the Group is not committed are not included in forecast cash flows used to determine values in use.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Amounts recognized in other comprehensive income are released to income on the sale of the available-for-sale assets. Fair value is equal to market value in the case of quoted securities and an estimate of the fair value in the case of unquoted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated investments which are not quoted in an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Cash and cash equivalents include all cash balances, certain term deposit accounts, negotiable debt instruments and monetary UCITS.

Term deposit accounts and negotiable debt instruments present characteristics satisfying the requirements of IAS 7 when their yield is based on short-term money-market rates (such as Eonia) and their maturity is less than 3 months (contractually or due to an early exit option exercisable at least every 3 months and held at a low or nil cost, without loss of capital or remuneration received net of the early exit penalty of less than the yield on short-term investments).

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

Cash and cash equivalents are valued at fair value through the Consolidated Income Statement. Note 1.26 sets out the method of determining fair value. Cash and cash equivalents belong to fair value levels 1 and 2:

•

Instruments with a quoted price in an active market in level 1;

•

Other instruments that are not quoted but the fair value of which is determined using valuation techniques involving standard mathematical calculation methods integrating observable market data, in level 2.

Bank overdrafts repayable on demand which form an integral part of the Group's cash management policy represent a component of cash and cash equivalents for the purposes of the Cash Flow Statement.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

1.14.4     Measurement and recognition of financial liabilities

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

1.14.6     Measurement and recognition of derivative instruments

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Defined benefit plans: all plans which do not meet the definition of a defined contribution plan. The net obligations of each Group entity are calculated for each plan based on an estimate of the amount employees will receive in exchange for services rendered during the current and past periods. The amount of the obligation is then discounted to present value and unamortized past service costs and the fair values of plan assets are deducted.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Where the calculation shows a plan surplus, the asset recognized is capped at the total of the discounted present value of profits, in the form of future repayments or reductions in plan contributions and the amount of unamortized past service costs. The plan surplus is recognized in non-current financial assets.

Certain obligations of the Group or Group entities may enjoy right to reimbursement, corresponding to a commitment by a third party to repay in full or in part the expenses relating to these obligations. Right to reimbursement is recognized in non-current financial assets.

The financing of defined benefit pension plans may lead the Group to make voluntary contributions to pension funds. Where applicable, these voluntary contributions are presented in Net cash from operating activities in the Consolidated Cash Flow Statement, in the same way as other employer contributions.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

1.17.1     Sales of goods

Sales of goods mainly concern the sale of technological procedures and solutions relating to the treatment of water (drinking water and wastewater treatment) in the Water Division, sales of products related to recycling activities in the Environmental Services Division.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Environmental Services

Both in France and abroad, the main concession arrangements entered into by Veolia Environnement concern the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

Energy Services

Veolia Environnement has developed a range of energy management activities: heating and cooling networks, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment and integration services for the comprehensive management of buildings and electrical services on public roadways.

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

Veolia Environnement primarily provides these services through its investment in Veolia Transdev, in partnership with the Caisse des dépôts et consignations, under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

Accounting for service concession arrangements

Concession arrangements are recognized in accordance with IFRIC 12, Service Concession Arrangements.

A substantial portion of the Group's assets are used within the framework of concession or affermage contracts granted by public sector customers ("grantors") and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Financial assets resulting from the application of IFRIC 12 are recorded in the Consolidated Statement of Financial Position under the heading "Operating financial assets" and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Cash flows relating to these operating financial assets are included in Net cash from (used in) investing activities in the Consolidated Cash Flow Statement.

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

Cash outflows, that is disbursements, relating to the construction of infrastructures under concession arrangements accounted using the “intangible asset model” are presented in Net cash from (used in) investing activities in the Consolidated Cash Flow Statement, while cash inflows are presented in Net cash from operating activities.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

The percentage of completion is determined by comparing costs incurred at the period-end with total estimated costs under the contract. Costs incurred comprise costs directly attributable to the contract and borrowing costs incurred up to completion of the work. However, prospection costs, costs incurred prior to contract signature, and administrative and selling costs are expensed in the period incurred and do not therefore contribute to contract completion.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

1.23    Electricity purchase and sale contracts

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

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models mostly based on observable data (see Note 1.26). Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 26).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

1.24    Greenhouse gas emission rights

Faced with increased greenhouse gas emissions into the atmosphere, the International Community introduced a regulatory system within the framework of the Kyoto protocol, aimed at reducing such emissions. This system was finalized in 1997 and came into effect in February 2005 and seeks to achieve a reduction in emission levels of at least 5% compared with 1990, over the commitment period 2008-2012 for industrialized countries. Emissions are capped through the allocation of emission rights (AAU: Assigned Amount Units) to each country, which must be surrendered in 2014 based on actual emissions during the period 2008-2012. Developing countries have no reduction objectives under the Kyoto protocol, but emission credits (CER: Certified Emission Reduction) may be presented to companies or States that contribute to investments enabling a reduction in greenhouse gas emissions in these countries.

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

The European Regulation of November 12, 2010 established a scheme for auctioning greenhouse gas allowances for the period 2013-2020. The European Commission decision of December 15, 2010 defined allocation rules for the free grant of allowances for the period 2013-2020. Allocation calculation guidance was published in the first and second quarters of 2011. Operators filed the necessary data with the national authorities and performed preliminary calculations. The preliminary free allocations, set out in the plans published by Member States in respect of phase III (2013/2020) will not be definitive until validated by the European Commission (not validated to date). The Group, and primarily the Energy Services Division, is currently assessing the potential effects of these allocation conditions on a site-by-site basis and is working on the implementation of monitoring plans.

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

Allowances are managed as a production cost and, in this respect, are recognized in inventories at:

•

Nil value, when they are received free of charge;

•

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

1.25    Segment reporting

The information presented for each operating segment is identical to that presented to the Group’s Chief Operating Decision Maker (Chairman and Chief Executive Officer) for decision making purposes. This information is based on the internal organization of the Group’s activities and corresponds to the different Group Divisions.

The Chief Operating Decision Maker receives summary information by Division, which he uses to measure the performance of each business.

Budget objectives set for each Division head comprise objectives based on revenue, operating net income, investment and other key ratios. These objectives are set for each Division as a whole.

The variable compensation of Executive Committee members is based on the performance of the Group or of each Division including, in particular, adjusted operating cash flow. A reconciliation between adjusted operating cash flow and operating income is presented in Note 40.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Following the announcement at the end of 2011 of the Group’s withdrawal from the Transportation business and changes to the Group’s Executive Committee, the internal organizational structure of the Group was modified, with consequently a change in the preparation of the operating segments to be presented.

In accordance with the provisions of IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:

•

Water;

•

Environmental Services;

•

Energy Services;

•

Other Segments.

“Other Segments” primarily groups together the activities of SNCM, ProActiva MedioAmbiente (Water and Environmental Services) and the various Group holding companies.

Segmenting reporting for prior periods was restated accordingly.

1.26    Fair value determination principles

The fair value of all financial assets and liabilities is determined at the period-end; either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 26).

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

Quoted prices in an active market (level 1)

When quoted prices in an active market are available they are adopted in priority for the determination of the market value. Marketable securities and certain quoted bond issues are valued in this way.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Accounting estimates underlying the preparation of the accounts were made in an uncertain economic and financial environment (volatile financial markets, government austerity measures, etc.) making economic forecasting more difficult. In this context, the consolidated financial statements for the period were prepared based on the current environment, particularly with respect to the estimates presented below:

Notes 1.5.1 and 4 on goodwill and business combinations present the methods adopted for the fair value measurement of identifiable assets acquired and liabilities assumed in business combinations. Allocations are based on future cash flow assumptions and discount rates.

Notes 1.11, 4 and 19 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Sensitivity analyses were also performed on invested capital values and are presented in the aforementioned notes.

Note 1.14 describes the principles adopted for the determination of financial instrument fair values.

Notes 12 and 22 concern deferred tax asset and liability balances and the income tax expense. They present the tax position of the Group and are based, primarily in France and in the United States, on best estimates available to the Group of results of tax audits in progress and trends in future tax results.

Notes 16 and 29 on provisions and the employee benefit obligation detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 27 on derivative instruments describes the accounting treatment of derivative instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The following calculation method was adopted for discount rates:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted-average cost of capital, calculated annually at the end of the first half-year. A specific risk premium is included in the calculation of the weighted average cost of capital of entities located in countries outside the euro zone and the following countries on the periphery of the euro zone: Belgium, Spain, Ireland, Italy, Portugal, Slovakia and Slovenia;

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities;

•

Application of IAS 19, Employee Benefits: commitments were measured using a range of market indices and, in particular the Iboxx index, and data provided by actuaries. The same method was used year-on-year.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 3    Significant events

3.1     Economic and operating context

At the end of 2011, the Group launched a major transformation plan to adapt the Group to changes in its markets and a profoundly different economic environment. This plan encompasses the refocusing of the asset portfolio, a major divestiture program, debt reduction, optimization of the organizational structure and cost reduction.

Economic and operating context of the businesses

2012 activity levels were primarily marked by:

•

a favorable price indexation environment in France which offset the impact of contractual erosion in the Water Division and business growth with industrial clients in the Technologies and Networks business;

•

a challenging macro-economic environment in the Environmental Services Division, primarily reflected by a decline in recycled raw material prices from the second quarter and a fall in industrial production indices in Europe and the United States, in a context of business cessations particularly in Italy, North Africa and the Middle East;

•

rising energy prices in the Energy Services Division in France and adverse regulatory developments in Europe.

Changes in governance

In the first half of 2012, four new directors joined the Veolia Environnement Board of Directors: Mrs. Nathalie Rachou, Mrs. Maryse Aulagnon, Mr. Jacques Aschenbroich and Groupama S.A. represented by Mr. George Ralli.

Mr. Philippe Kourilsky resigned as Chairman of the Research, Innovation and Sustainable Development Committee.

On October 22, 2012, the Board of Directors took due note of the resignation of Mr. Henri Proglio by letter dated October 10, 2012. During its meeting of December 12, 2012, the Board of Directors co-opted Mrs. Marion Guillou as director to replace Mr. Henri Proglio, who resigned. The appointment of Mrs. Marion Guillou will be presented for ratification at the next general shareholders’ meeting, scheduled for May 14, 2013.

In addition, the Board of Directors adjusted the composition of its “Accounts and Audit” and “Research, Innovation and Sustainable Development” Committees. Mr. Jacques Aschenbroich (replacing Mr. Pierre André de Chalendar) and Mrs. Nathalie Rachou joined the Accounts and Audit Committee, chaired by Mr. Daniel Bouton. Mrs. Marion Guillou and Mr. Thierry Dassault joined the Research, Innovation and Sustainable Development Committee, now chaired by Mr. Jacques Aschenbroich (replacing Mr. Philippe Kourilsky).

As part of the accelerated implementation of Veolia Environnement’s strategic plan, the composition of the Executive Committee was renewed around Antoine Frérot and now comprises:

•

François Bertreau, Senior Executive Vice-President and Chief Operating Officer, who took office at the end of 2012;

•

Sylvain Boucher, Country Delegate for France;

•

Jean-Michel Herrewyn, Senior Executive Vice-President in charge of the Water Division;

•

Franck Lacroix, Senior Executive Vice-President in charge of the Energy Division;

•

Jean-Marie Lambert, Senior Executive Vice-President in charge of Human Resources;

•

Jérôme Le Conte, Senior Executive Vice-President in charge of the Environmental Services Division;

•

Helman Le Pas de Sécheval, Senior Executive Vice-President and General Counsel, who took office on September 1st, 2012;

•

Pierre-François Riolacci, Senior Executive Vice-President and Chief Finance Officer.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

On November 19, 2012, Mr. François Bertreau was appointed Chief Operating Officer of Veolia Environnement. He will be in charge of implementing the Group’s new organizational structure, standardizing its processes and introducing costs-savings measures, in line with the strategy announced by Antoine Frérot in December 2011.

3.2     Changes in the Group structure

Withdrawal from the Transportation business

Together with its co-shareholder, the Caisse des dépôts et consignations, Veolia Environnement continues to prepare its withdrawal from Veolia Transdev: tailoring the industrial strategy, targeted balance sheet structure and refinancing strategy.

Accordingly, on March 30, 2012, Veolia Environnement and Caisse des dépôts et consignations signed an agreement for negotiation that envisions the transfer of Veolia Transdev’s 66% shareholding in SNCM to Veolia Environnement, along with the rights and obligations attached to this shareholding. This agreement defines the main terms and conditions of the proposed transaction, including the repurchase, by Veolia Environnement, of the shares in SNCM for a consideration of €1.

On October 22, 2012, Veolia Environnement and Caisse des dépôts et consignations signed a new agreement for negotiation aimed at strengthening the financial structure of Veolia Transdev and providing it with the necessary resources to pursue its strategic development. Under the definitive agreement to be concluded, the Caisse des dépôts et consignations and Veolia Environnement would subscribe to a €800 million share capital increase by conversion of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations would hold 60% of the share capital of Veolia Transdev and would take exclusive control of that company. Veolia Environnement would retain a 40% shareholding. The agreement also provides for asset disposals by Veolia Transdev in order to repay the Veolia Environnement shareholder loan.

Concomitant to the signature of the agreement for negotiation on October 22, 2012, Veolia Environnement and Caisse des dépôts et consignations agreed to negotiate in good faith a decrease in Veolia Environnement’s stake in Veolia Transdev to 20%, through the purchase by Caisse des dépôts et consignations of Veolia Transdev shares held by Veolia Environnement within a period of two years from the completion of the above transaction.

Consequently, progress with the Group’s withdrawal from the Transportation business is reflected as of December 31, 2012 by:

•

the retention of Veolia Transdev activities excluding SNCM (Group share) in discontinued operations;

•

adjustments to the value of Veolia Transdev’s assets and liabilities, excluding SNCM, based on the reference value mentioned in the above agreement to negotiate of €400 million (100%); and

•

the reclassification of the activities of the SNCM sub-group in continuing operations.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Divestitures

Industrial and financial divestitures (including issues of share capital subscribed by non-controlling interests and transactions with non-controlling interests where there is no change in control) amounted to a total enterprise value of €5,099 million in the year-ended December 31, 2012.

The two main divestitures were:

•

On June 28, 2012, the Group completed the sale by Veolia Water UK, a wholly-owned subsidiary of Veolia Environnement, to Rift Acquisitions Limited, of its regulated Water activities in the United Kingdom, based on an enterprise value of £1.2 billion (€1.5 billion). The transaction reduced Veolia Environnement's net financial debt by approximately €1,517 million. Following its completion, Veolia Environnement retained all its non-regulated water business and acquired a 10% stake in the investment vehicle, Affinity Water A (formerly Rift Acquisition Ltd), for a period of at least 5 years. This 10% stake is accounted for under the equity method since June 30, 2012. The operation generated a capital gain of €233.3 million, net of transaction costs, recognized in discontinued operations;

•

On July 19, 2012, the Group announced the signature of an agreement between its subsidiary Veolia Environmental Services North America and Star Atlantic Waste Holding LP, a subsidiary of the U.S. infrastructure fund manager, Highstar Capital, for the sale of its solid waste business in the United States. The transaction was completed on November 20, 2012 based on a enterprise value of USD 1.9 billion (approximately €1.5 billion at the signature date exchange rate). This transaction was reflected by a reduction in Group net financial debt of approximately €1,464 million and recognition of a gain on disposal, net of tax and transaction costs, of €208.4 million, recorded in net income from discontinued operations.

Following the buyout by the Land of Berlin of RWE minority interests in BWB, the Berlin water contract operating company, changes to the governance structure led to a change in the consolidation method and a reduction in Group net financial debt of approximately €1.4 billion.

The Group also performed a number of smaller businesses divestitures under the restructuring program, contributing €516 million to the reduction in Group net financial debt.

Restructuring of Italian activities

Italy- Water Division

The voluntary liquidation of the subsidiary, SORICAL (Societa Risorse Idriche Calabresi S.P.A.), was acknowledged by the Extraordinary Shareholders’ Meeting of July 9, 2012. As a result, two independent liquidators were appointed and the Board of Directors of that entity resigned. The two liquidators are now fully and exclusively responsible for the management of the company. Accordingly, this company was removed from the Group’s scope of consolidation as of December 31, 2012. As of December 31, 2012, the financial statements reflect the consequences of the deconsolidation (without divestiture) of the assets and liabilities of Sorical and particularly the removal of net financial debt of €69.2 million.

Italy- Environmental Services Division

On February 10, 2012, a voluntary liquidation plan, known as a “Concordato Preventivo”, was filed in relation to Termo Energia Calabria (“TEC”) (a subsidiary owned by Veolia Propreté through Veolia Servizi Ambientali Tecnitalia S.p.a (“VSAT”) and specializing in waste incineration in Calabria) with the La Spezia Civil Court in Italy. On February 23, 2012, the plan was admitted by the Court.

As creditors of other companies of the VSAT group have also launched judicial procedures for debt recovery, a request for a group voluntary liquidation plan, i.e., a “Concordato Preventivo di Grupo” (“CPG”), was filed on April 18, 2012, with the La Spezia Civil Court in relation to the VSAT group, which includes TEC. From the date of admission, TEC is part of the CPG.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Following revocation of the CPG of April 18, 2012, a new CPG was filed on September 17, 2012 and admitted on December 5, 2012. If the majority of creditors vote in favor of the CPG, the Court could approve the CPG in the Spring of 2013. If the vote of the creditors is not favorable or if the Court does not approve the CPG, two options may arise:

•

another request for CPG will be filed; or

•

VSAT and its subsidiaries will be liquidated.

These events did not have a material financial impact on the consolidated financial statements for the year ended December 31, 2012 (see Note 36).

Italy- Energy Services Division

The Group decided to step-up the restructuring of its activities in Italy launched in 2011, mainly following the enactment in the summer of 2012 of two new laws imposing:

•

a reduction in the price of services sold under current public contracts, and

•

the capping of current contract prices in line with CONSIP benchmark prices (State central purchasing agency).

After buying out minority interests in the Telecoms business in the first half of 2012 and the departure of around 60 employees in this entity alone, the restructuring of Siram was continued. At the time of the enactment of the new laws in the summer of 2012, Siram launched a vast restructuring plan, primarily encompassing a second wave of redundancies concerning over 500 employees. These measures were launched in November and December 2012.

The recovery in the receivables securitization market in the last quarter of the year enabled the assignment of over €170 million of receivables at the year end.

By adapting the production tool, significantly restructuring Siram and focusing the sales teams’ efforts on growth markets, business activity was stabilized. These efforts will be continued in 2013.

Other changes in Group structure

Berlin Water

(i)   Governance

On October 25, 2012, the Berlin parliament adopted a resolution concerning the purchase of RVB shares by the Land of Berlin from RWE. The transfer of shares between RWE and the Land of Berlin was completed on October 30, 2012, leading to:

•

The loss of joint control exercised by the group over the RVB/BWB entity: the Land of Berlin now owns 75.05% of BWB (the Berlin water management company) and obtained new appointment rights within the governance bodies, conferring on it financial and operating control of these entities. Veolia Environnement nonetheless retains significant influence through its presence in these same bodies;

•

The accounting by equity method of the Group’s shareholding with effect from October 31, 2012 and a decrease in its adjusted operating cash flow of €31 million for the two months of November and December 2011;

•

A reduction in Group net financial debt of approximately €1.4 billion.

(ii)   German Federal Cartel Office

On June 5, 2012, the German Federal Cartel Office (FCO) issued a final decision, ordering a decrease in BWB’s average annual proceeds per cubic meter generated from the sale of drinking water to end customers of 17 to 18% as compared with 2011 (reference year), for the next four years. BWB initiated proceedings on the merits before the Court of Appeal of Düsseldorf on June 11, 2012. This decrease for 2012 will be implemented through the issuance of accrued credit notes to users at the time of invoicing.

As of December 31, 2012, the decrease in Berlin drinking water tariffs ordered by the German Federal Cartel Office contributed to the downturn in the revenue and performance of the Water Division in Germany, with a €24.5 million impact on adjusted operating cash flow.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The Group is not currently in a position to assess the full consequences of these legal proceedings on its financial position or future results.

Acquisitions

In January 2012, the Group purchased 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for an enterprise value of €79 million.

On June 4, 2012, following the meeting of the Azaliya Board of Directors, Mubadala and Veolia Eau signed a Share Purchase Agreement for the sale to Veolia Water of the Azaliya shares held by Mubadala at an enterprise value of €247 million (see Note 30.1).

The transaction was completed on August 2, 2012, bringing Veolia’s interest in Azaliya to 100%. The completion of this transaction triggered the termination of all agreements between Mubadala and Veolia Eau and particularly the Azaliya shareholders’ agreement.

Following completion of the transaction the Group launched the divesture process for Water activities in Morocco and a letter of intent was signed with the potential purchaser in the third-quarter of 2012. In view of progress achieved with the divestiture process as of December 31, 2012, Water Division entities in Morocco were classified in discontinued operations.

3.3     Group financing policy

Early redemption of U.S. private placements

On January 9, 2012, Veolia Environnement sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. Early redemption was effectively performed on February 9, 2012, for a euro-equivalent of €350.2 million.

Bond exchange

Between March 19 and March 27, 2012, Veolia Environnement refinanced by early redemption a portion of the Company’s bonds maturing in 2013, 2014, 2017 and 2018 for an amount of €750 million. At the same time, the Company issued a new bond maturing in 2027 for the same amount. This operation enabled the Group to increase the maturity of its debt and smooth the redemption schedule, without significantly impacting net finance costs.

Bond issue in China

On June 26, 2012, as part of its EMTN program, Veolia Environnement issued a new bond line of CNY500 million (€63.3 million at the settlement date) maturing in June 2017, to finance the requirements of its subsidiaries in China.

Early reversal of a portion of the swap portfolio

In July and August, given the historically low mid-term interest rates, the Group launched the unwinding of a portion of its swap portfolio of euro-denominated floating-rate payer swaps. These swaps were classified as fair value swaps hedging Veolia Environnement bond issues. Balancing amounts paid by the banks totaled €420 million and concerned notional amounts of €3,075 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Partial buy-back of USD and euro-denominated bond lines

During the fourth quarter of 2012, Group transactions concerned the full buy back of the USD 50 million (€38.8 million at the transaction date) private placement under the EMTN program, paying a coupon of 4.685% and maturing in June 2015, the partial buy back in the amount of €341 million of the euro-denominated bond paying a coupon of 4.0% and maturing in February 2016, the partial buy back in the amount of €256 million of the euro-denominated bond paying a coupon of 4.375% and maturing in January 2017 and the partial buy back in the amount of USD 153 million (€116.1 million at the transaction date) of the U.S. dollar-denominated bond paying a coupon of 6.0% and maturing in June 2018.

The total cost of these transactions was €47 million and is recorded in net finance costs.

Dividend payment

Following approval at the General Shareholders’ Meeting of May 16, 2012, the Group offered shareholders a choice of payment of the dividend in cash or shares. The share payment option was taken-up for 7% of coupons payable, resulting in the creation of 2,433,889 shares representing approximately 0.468% of share capital and 0.482% of voting rights. Accordingly, the dividend payment in cash totaled €330 million and was paid on, or after June 18, 2012.

3.4     Other significant events

Connex Railroad

On October 17, 2012, several insurance companies that contributed to the compensation fund for victims of the September 2008 rail accident in Chatsworth (California) launched proceedings before the courts of Los Angeles County, California, against Connex Railroad LLC, Connex North America, Inc. and Veolia Transportation Inc, claiming repayment of €132.5 million.

In the Company’s opinion, this claim is unfounded and it will seek its dismissal.

EDF lawsuit

On October 22, 2012, EDF filed a lawsuit against Veolia Environnement in the Commercial Court of Paris to obtain the right to own 50% of Dalkia group, a specialist in energy services. The Group highlights that EDF lost its right to increase its ownership in the capital of Dalkia in 2005. Veolia Environnement, which owns 66% of Dalkia's share capital, has always supported its subsidiary, in particular through the financing of its international growth. The Group therefore intends to strongly oppose EDF's demand, which it views as meritless.

Accordingly, the assessment of the level of control exercised by the Company over the Dalkia sub-group and its consolidation method are not affected by this lawsuit.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 4    Goodwill

4.1     Movements in goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Gross	5,679.2	6,677.4	7,362.8
Accumulated impairment losses	(884.2)	(881.5)	(522.6)
NET	4,795.0	5,795.9	6,840.2

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €200 million) are as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Water – Distribution France	868.9	865.5	865.4
Environmental Services - United Kingdom	764.0	734.3	712.0
Environmental Services – Germany	405.0	409.1	402.1
Dalkia France	337.8	337.8	337.8
Water – China	287.6	289.8	268.0
Water Solutions & Technologies	304.7	289.7	293.9
Environmental Services – France	258.6	257.3	235.6
Water – Czech Republic	233.1	227.5	230.5
Goodwill balances > €200 million as of December 31, 2012	3,459.7	3,411.0	3,345.3
Water - United Kingdom	-	241.5	239.6
Environmental Services - North America Solid Waste	0.9	660.1	635.6
Goodwill balances > €200 million on divestitures during fiscal year 2012	3,460.6	4,312.6	4,220.5
Transportation goodwill	-	-	549.0
Other goodwill balances < €200 million	1,334.4	1,483.3	2,070.7
TOTAL GOODWILL	4,795.0	5,795.9	6,840.2

Goodwill balances of less than €200 million break down by Division as follows:

Goodwill < €200 million (€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Water	328.0	454.3	510.5
Environmental Services	589.8	592.4	706.0
Energy Services	405.8	406.0	823.8
Other	10.8	30.6	30.4
TOTAL	1,334.4	1,483.3	2,070.7

As of December 31, 2012, accumulated impairment losses total €884.2 million and mainly concerned goodwill of the “Environmental Services - Germany” cash-generating unit (€343.0 million), the “Environmental Services – Italy” cash-generating unit (€66.3 million), the “Energy Services – Italy” cash-generating unit (€193.8 million), the “Energy Services – United States” cash-generating unit (€161.5 million) and the “Water - United Kingdom” cash-generating unit (€56.3 million).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Movements in the net carrying amount of goodwill by Division are as follows:

(€ million)	As of December 31, 2011	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Water	2,368.3	(255.5)	8.5	(97.1)	(1.3)	(0.6)	2,022.3
Environmental Services	2,653.2	(648.1)	25.5	(12.9)	0.1	0.5	2,018.3
Energy Services	743.8	0.7	13.8	(27.5)	12.8	-	743.6
Other	30.6	(6.5)	(0.2)	(43.2)	30.3	(0.2)	10.8
GOODWILL	5,795.9	(909.4)	47.6	(180.7)	41.9	(0.3)	4,795.0

Changes in consolidation scope primarily concern the acquisition of control of Azaliya (+€58.6 million), the divestiture of regulated Water activities in the United Kingdom (-€192.8 million) and of solid waste activities in the United States (-€666.2 million) and the change in consolidation method of Berlin Water activities following the loss of joint control of the RVB/BWB entity (-€134.5 million), presented in Note 3.2.

Foreign exchange translation gains and losses are primarily due to movements in the U.S. dollar, the pound sterling, the Chinese renminbi yuan, the Polish zloty and the Czech crown against the euro in the amount of €3.6 million, €27.1 million, -€2.3 million, €13.1 million and €7.6 million, respectively.

Transfers to Assets classified as held for sale mainly concern the transfer of assets of Water activities in Morocco following the reclassification of this entity to discontinued operations as of December 31, 2012.

Impairment losses recognized in the year total -€180.7 million, including -€95.1 million transferred to net income (loss) from discontinued operations and -€85.6 million presented in operating income. A detailed breakdown is provided in Note 19.

Impairment losses transferred to net income (loss) from discontinued operations mainly concern Water activities in Morocco (-€40.8 million), and European wind energy activities (-€23.2 million).

Recap: Movements in the net carrying amount of goodwill during 2011 are as follows:

(€ million)	As of December 31, 2010	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Water	2,408.0	(19.2)	24.3	(58.6)	13.0	0.8	2,368.3
Environmental Services	2,691.2	(3.2)	45.9	(78.1)	(3.3)	0.7	2,653.2
Energy Services	1,161.6	(12.1)	(26.7)	(366.1)	(12.9)	-	743.8
Transportation	549.0	173.9	0.8	(440.0)	(283.9)	0.2	0.0
o/w Veolia Transdev	-	717.5	6.2	(440.0)	(283.9)	0.2	-
o/w Veolia Transport	549.0	(543.6)	(5.4)	-	-	-	-
Other	30.4	-	0.2	-	-	-	30.6
GOODWILL	6,840.2	139.4	44.5	(942.8)	(287.1)	1.7	5,795.9

Changes in consolidation scope primarily concern the disposal of Veolia Transport (-€543.6 million), the acquisition of joint control of the Veolia Transdev joint venture (€730.0 million) and the disposal of Transportation activities in Norway (-€20.9 million).

Acquisitions during the year are presented in Note 30.2, Main acquisitions, and primarily concern the acquisition of SPEC by the Energy Services Division.

Foreign exchange translation gains and losses are primarily due to movements in the U.S. dollar, the pound sterling and the Chinese renminbi yuan and the depreciation of the Polish zloty against the euro in the amount of €22.3 million, €31.2 million, €23.1 million and -€15.3 million, respectively.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified to discontinued operations (€283.9 million).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Impairment losses recognized in the year total -€942.8 million, including -€440 million in respect of Veolia Transdev transferred to net income (loss) from discontinued operations (see Note 23) and -€502.8 million presented in operating income. A detailed breakdown is provided in Note 19.

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

•

Energy Services Division: the acquisition of New World Resources Energy (NWR Energy) (€24.1 million).

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

Impairment losses recognized in the year total -€25.9 million and mainly concern the Transportation Division.

4.2     Impairment tests

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication that the cash-generating unit may have suffered a loss in value, in accordance with the procedures set out in Note 1.11.

Veolia Environnement Group has 71 cash-generating units as of December 31, 2012, including 26 cash-generating units with allocated goodwill in excess of €20 million (excluding the Transportation business).

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Other assumptions influencing the determination of recoverable amounts are the discount rate and the perpetual growth rate:

Discount rates and perpetual growth rates used to determine terminal values, reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Notes 1.11 and 2.

The assumptions underlying the impairment tests on Group cash-generating units with material goodwill balances are as follows:

Cash generating unit	Geographic area	Recoverable amount determination method	Discount rate	Perpetual growth rate
Water - Distribution	France	Value in use	6,80%	1,90%
Environmentak Services	UK	Value in use	6,00%	2,00%
Environment Services	Germany	Value in use	6,80%	2,00%
Water	China	Value in use	7,70%	3,00%
Water	Czech Republic	Value in use	7,30%	2,00%

As at the prior year-end, impairment tests were performed based on the 2013 budget for all Group cash-generating units: a reduction in cash flows in the 2013 budget prepared at the end of 2012, of over 10% compared with 2013 figures in the long-term plan, or any other indication of loss in value relating to the operating activities of the CGU, led the Group to review its business plans for the following cash-generating unit: Environmental Services - Poland.

Impairment tests and the fair value remeasurement of assets and liabilities held for sale, led to the recognition of impairment of €180.7 million in 2012 and primarily in:

•

The Energy Services Division in Estonia (€12.7 million);

•

The Environmental Services Division in other European countries (€12.9 million);

•

The Water Division in the United Kingdom (€56.6 million) and Morocco (€40.8 million);

•

 “Other Segments” in respect of renewable energy activities (€23.2 million).

A breakdown of the main impairment losses is presented in Note 19.

Sensitivity of recoverable amounts

Recoverable amounts determined for impairment testing purposes were tested for their sensitivity to a 1% increase in discount rates, a 1% decrease in perpetual growth rates and a 5% decrease in operating cash flows.

The changes in operating cash flows taken into account for the purpose of these sensitivity tests include operating cash flow before changes in working capital as defined in Note 40, less investments net of divestitures as defined in Note 1.11, plus changes in working capital. They also include the impact of Efficiency and Convergence plans launched by each cash-generating unit at the date of preparation of the long-term plan.

These assumptions are considered reasonable given the Group’s activities and the geographic areas of its operations.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

For a certain number of cash-generating units, these tests led to the identification of recoverable amounts lower than the net carrying amount of the cash-generating unit, adjusted where appropriate for impairments recognized during the period:

(€ million)			Difference between the recoverable amount and the net carrying amount
Cash-generating unit	Net carrying amount	o/w goodwill	Difference between the recoverable amount and the net carrying amount	Difference between the recoverable amount and the net carrying amount, with an increase in the discount rate (1%)	Difference between the recoverable amount and the net carrying amount, with a decrease in the perpetual growth rate (1%)	Difference between the recoverable amount and the net carrying amount, with a decrease in operating cash flows (5%)
Water - France	1,300.7	868.9	313.0	(17.2)	40.5	222.5
Environment Services Germany	715.2	405.0	40.2	(95.1)	(70.6)	(4.3)
Environment Services Poland	52.0	18.6	2.4	(6.6)	(4.6)	(0.7)
Total	2,067.9	1,292.5	355.6	(118.9)	(34.7)	217.5

The following table presents the percentage change in each of the key assumptions taken individually, which equates the estimated recoverable amount with the net carrying amount of the cash-generating units.

(in %)	Water-France	Environmental Services Germany	Environmental Services Poland
Discount rate	+0.94	+0.26	+0.23
Perpetual growth rate	(1.18)	(0.32)	(0.32)
Operating cash flows	(19.32)	(5.32)	(4.34)

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 5    Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2012 are as follows:

(€ million)	As of December 31, 2011	Additions	Disposals	Impairment losses	Amortization/ reversals	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Concession intangible assets, gross	6,804.6	549.7	(104.3)	-	-	203.5	(15.1)	(596.2)	24.3	6,866.5
Amortization and impairment losses	(2,175.5)	-	100.6	(58.1)	(340.2)	(42.8)	3.7	167.6	(3.2)	(2,347.9)
CONCESSION INTANGIBLE ASSETS, NET	4,629.1	549.7	(3.7)	(58.1)	(340.2)	160.7	(11.4)	(428.6)	21.1	4,518.6

Additions concern the Water Division in the amount of €319.1 million, the Energy Services Division in the amount of €115.0 million and the Environmental Services Division in the amount of €98.0 million.

A breakdown of impairment losses recognized in 2012 is presented in Note 19. These mainly concern:

•

The Water Division in Morocco (€23.4 million), before reclassification to discontinued operations and in France (€4.4 million);

•

The Environmental Services Division in Italy (€17.7 million);

•

The Energy Services Division (€10.6 million).

Changes in consolidation scope primarily concern the acquisition of control of Azaliya (+€221.5 million).

Foreign exchange translation gains and losses are primarily due to movements in the Chinese renminbi yuan in the amount of -€13.8 million.

Transfers to Assets classified as held for sale mainly concern the reclassification in “Assets classified as held for sale” of Water activities in Morocco (-€432.0 million) in the course of divestiture.

Concession intangible assets break down by Division as follows:

(€ million)	As of December 31, 2012			Net carrying amount as of December 31, 2011	Net carrying amount as of December 31, 2010
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	4,828.5	(1,462.3)	3,366.2	3,567.7	3,196.8
Environmental Services	888.6	(391.0)	497.6	398.4	385.5
Energy Services	1,038.9	(461.5)	577.4	593.8	513.1
Other	110.5	(33.1)	77.4	69.2	69.2
CONCESSION INTANGIBLE ASSETS	6,866.5	(2,347.9)	4,518.6	4,629.1	4,164.6

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in the net carrying amount of concession intangible assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Disposals	Impairment losses	Amortization/ reversals	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Concession intangible assets, gross	5,851.0	620.7	(51.3)	-	-	(28.7)	167.5	272.0	(26.6)	6,804.6
Amortization and impairment losses	(1,686.4)	-	39.7	(146.3)	(292.6)	6.4	(20.4)	(116.8)	40.9	(2,175.5)
CONCESSION INTANGIBLE ASSETS, NET	4,164.6	620.7	(11.6)	(146.3)	(292.6)	(22.3)	147.1	155.2	14.3	4,629.1

Additions concern the Water Division in the amount of €315.8 million, the Energy Services Division in the amount of €146.9 million and the Environmental Services Division in the amount of €127.4 million.

A breakdown of impairment losses recognized in 2011 is presented in Note 19. These mainly concern:

•

The Environmental Services Division in Italy (-€91.1 million) and France (-€12.1 million);

•

The Water Division in Italy (-€22.6 million);

•

The Energy Services Division in France (-€13.2 million).

Foreign exchange translation gains and losses are primarily due to the appreciation of the Chinese renminbi yuan against the euro in the amount of €134.9 million.

Transfers to Assets classified as held for sale mainly concern the reclassification out of “Assets classified as held for sale” of the assets of Water Division activities in Gabon (+€175.8 million) following the decision to interrupt the divestiture process and the assets of the Veolia Transdev group reclassified to discontinued operations on December 6, 2011 (-€13.2 million, see Note 23).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 6    Other intangible assets

Other intangible assets break down as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	14.9	14.7	76.2
Intangible assets with an definite useful life, gross	3,269.8	3,426.9	3,549.4
Amortization and impairment losses	(2,141.8)	(2,160.8)	(2,119.8)
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	1,128.0	1,266.1	1,429.6
OTHER INTANGIBLE ASSETS, NET	1,142.9	1,280.8	1,505.8

Movements in the net carrying amount of other intangible assets during 2012 are as follows:

(€ million)	As of December 31, 2011	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	14.7	0.7	-	(0.8)	-	3.4	(1.2)	(28.8)	26.9	14.9
Entry fees paid to local authorities	401.7	11.9	(0.4)	(0.2)	(59.7)	2.9	(0.3)	(6.6)	1.0	350.3
Purchased contractual rights	288.2	-	0.7	(11.4)	(23.9)	49.0	1.4	(46.2)	3.2	261.0
Purchased software	142.3	72.8	(0.6)	(1,7)	(52.8)	0.4	(0.8)	0.9	(1.2)	159.3
Purchased customer portfolios	67.9	1.4	-	-	(8.1)	6.7	(1.9)	(10.5)	(3.2)	52.3
Other purchased intangible assets	185.2	14.1	(1.1)	(14.6)	(17.3)	(18.9)	0.3	23.6	(19.9)	151.4
Other internally-developed intangible assets	180.8	26.6	(0.2)	(8.0)	(41.5)	(1.1)	(0.2)	0.4	(3.1)	153.7
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	1,266.1	126.8	(1.6)	(35.9)	(203.3)	39.0	(1.5)	(38.4)	(23.2)	1,128.0
OTHER INTANGIBLE ASSETS	1,280.8	127.5	(1.6)	(36.7)	(203.3)	42.4	(2.7)	(67.2)	3.7	1,142.9

Intangible assets with an indefinite useful life are primarily trademarks.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Entry fees paid to local authorities in respect of public service contracts total €350.3 million as of December 31, 2012, including €345.8 million for the Water Division. The amortization of entry fees paid at the beginning of concession arrangements, calculated over the contract term, totaled €59.7 million in 2012, including €59.2 million for the Water Division.

Additions mainly concern client IT projects in the Water Division (€20.4 million) and investment in operating and decision-making software in the Energy Services Division (€14.8 million).

A breakdown of the main impairment losses recognized in 2012 is presented in Note 19. These primarily concern the Energy Services Division (€20.3 million) and the Environmental Services Division (€9.1 million).

Changes in consolidation scope primarily concern the acquisition of control of Azaliya (€54.9 million) and the divestiture of solid waste activities in the United States (-€13.6 million).

Transfers to Assets classified as held for sale mainly concern the reclassification in “Assets classified as held for sale” of Water activities in Morocco (-€19.7 million) in the course of divestiture and Veolia Transdev (-€58.0 million).

Recap: Movements in the net carrying amount of other intangible assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	76.2	1.7	(0.4)	(0.7)	-	(8.6)	1.8	(55.6)	0.3	14.7
Entry fees paid to local authorities	451.3	3.6	(0.5)	(8.4)	(57.1)	(0.2)	6.6	10.1	(3.7)	401.7
Purchased contractual rights	382.3	0.2	0.1	(51.8)	(34.8)	(56.4)	0.4	38.7	9.5	288.2
Purchased software	138.9	65.3	(1.1)	0.4	(50.8)	(3.6)	1.2	(20.0)	12.0	142.3
Purchased customer portfolios	75.2	-	(0.1)	(5.4)	(25.9)	108.1	3.6	(88.3)	0.7	67.9
Other purchased intangible assets	188.2	13.2	(2.1)	(2.1)	(23.3)	51.2	2.5	(37.9)	(4.5)	185.2
Other internally-developed intangible assets	193.7	29.0	2.3	(0.4)	(34.4)	(14.4)	0.7	(9.0)	13.3	180.8
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	1,429.6	111.3	(1.4)	(67.7)	(226.3)	84.7	15.0	(106.4)	27.3	1,266.1
OTHER INTANGIBLE ASSETS	1,505.8	113.0	(1.8)	(68.4)	(226.3)	76.1	16.8	(162.0)	27.6	1,280.8

Intangible assets with an indefinite useful life are primarily trademarks.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Entry fees paid to local authorities in respect of public service contracts total €401.7 million as of December 31, 2011, including €397.1 million for the Water Division. The amortization of entry fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€57.1 million in 2011, including -€56.5 million for the Water Division.

A breakdown of the main impairment losses recognized in 2011 is presented in Note 19. These primarily concern the Water Division in Morocco (€21.8 million), Italy (€30 million) and Portugal (€8.3 million).

Changes in consolidation scope primarily concern the Veolia Transdev combination (€34.5 million, see Note 23) and external growth in the Environmental Services Division (€33.3 million).

Transfers to Assets classified as held for sale mainly concern the Veolia Transdev group reclassified to discontinued operations (-€161.9 million, see Note 23).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 7    Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2012 are as follows:

(€ million)	As of December 31, 2011	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Property, plant and equipment, gross	18,673.2	1,720.9	(786.0)	-	-	(3,903.0)	281.5	386.7	156.5	16,529.8
Depreciation and impairment losses	(10,184.9)	-	618.3	(127.9)	(1,108.3)	1,650.0	(143.9)	(323.6)	(71.6)	(9,691.9)
PROPERTY, PLANT AND EQUIPMENT, NET	8,488.3	1,720.9	(167.7)	(127.9)	(1,108.3)	(2,253.0)	137.6	63.1	84.9	6,837.9

Additions mainly concern the Water Division in the amount of €235.7 million, the Environmental Services Division in the amount of €621.8 million, the Energy Services Division in the amount of €430.2 million and Other segments in the amount of €433.1 million.

Disposals, net of impairment losses and depreciation of -€167.7 million, mainly concern the Water Division in the amount of -€33.3 million, the Environmental Services Division in the amount of -€53.1 million, the Energy Services Division in the amount of -€22.8 million and Other segments in the amount of -€58.4 million.

A breakdown of the main impairment losses recognized in 2012 is presented in Note 19. These mainly concern the Environmental Services Division in the United Kingdom (-€17.7 million) and the United States (-€36.7 million) and SNCM (-€35.0 million).

Foreign exchange translation gains and losses are primarily due to the appreciation of the pound sterling against the euro in the amount of €68.4 million and the polish zloty in the amount of €73.2 million.

Changes in consolidation scope mainly concern the divestiture of regulated Water activities in the United Kingdom (-€1,250.9 million), solid waste activities in the United States (-€673.5 million) and American wind energy activities (-€181.8 million).

Transfers to Assets classified as held for sale mainly concern Water activities in Morocco (-€12.3 million) and wind energy activities (-€2.9 million) in line with the reclassification to discontinued operations of these activities as of December 31, 2012 and SNCM activities (€90.6 million) with respect to their reclassification to continuing operations since January 1st, 2012.

Other movements mainly concern:

•

The Division for €43.8 million in respect of the reclassification of Harbin connection rights (€26.1 million) in Environmental Services Division for €40.7 million, in respect of the discounting of provisions for site rehabilitation (€33.7 million);

•

The Energy Services deferred income.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Property, plant and equipment break down by Division as follows:

(€ million)	As of December 31, 2012			Net carrying amount as of December 31, 2011	Net carrying amount as of December 31, 2010
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	2,835.8	(1,775.2)	1,060.6	2,264.9	2,289.6
Environmental Services	8,238.9	(5,360.8)	2,878.1	3,596.0	3,606.6
Energy Services	4,621.1	(1,943.8)	2,677.3	2,436.3	2,023.5
Other	834.0	(612.1)	221.9	191.1	1,783.6
PROPERTY, PLANT AND EQUIPMENT	16,529.8	(9,691.9)	6,837.9	8,488.3	9,703.3

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of December 31, 2012			Net carrying Amount as of December 31, 2011	Net carrying Amount as of December 31, 2010
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	1,089.2	(518.4)	570.8	916.3	914.7
Buildings	2,784.5	(1,440.2)	1,344.3	1,567.0	1,645.4
Technical installations, plant and equipment	8,031.3	(4,620.3)	3,411.0	4,262.1	4,179.5
Travelling systems and other vehicles	2,247.1	(1,728.7)	518.4	625.0	1,956.5
Other property, plant and equipment	1,732.6	(1,380.7)	351.9	498.9	545.6
Property, plant and equipment in progress	645.1	(3.6)	641.5	619.0	461.6
PROPERTY, PLANT AND EQUIPMENT	16,529.8	(9,691.9)	6,837.9	8,488.3	9,703.3

The decrease in “Land” is due to the divestiture of solid waste activities in the United States in the Environmental Services Division in the amount of €357.2 million.

The decrease in “Technical installations, plant and equipment” is due to the divestiture of regulated Water activities in the United Kingdom in the amount of €911.3 million, the divestiture of Eolfi American activities in the amount of €181.8 million and the divestiture of solid waste activities in the United States in the amount of €110.8 million.

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Disposals, net of impairment losses and depreciation of €107.8 million, mainly concern the Water Division in the amount of €18.4 million, the Environmental Services Division in the amount of €30.2 million and the Transportation Division in the amount of €50.0 million.

A breakdown of the main impairment losses recognized in 2011 is presented in Note 19. These primarily concern the Energy Services Division in Italy (€43.0 million) and the Environmental Services Division in the United States (€26.3 million).

Changes in consolidation scope mainly concern:

•

The impact of the Veolia Transdev combination (-€443.5 million, see Note 23);

•

The acquisition of SPEC (+€319.0 million);

•

The divestiture of Proxiserve (-€62.6 million) and Digismart (-€48.6 million) in the Energy Services Division and activities in Norway (-€21 million) and Morocco (-€14.8 million) in the Transportation business.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified to discontinued operations (-€1,014.2 million, see Note 23), the decision to sell Marine Services activities in the Environmental Services Division (-€80.9 million) and the impact of the interruption of the divestiture process for Water Division activities in Gabon (+€20.3 million).

Other movements include the consequences of the application of IFRIC 12 following the renegotiation of STIF contracts in the Transportation business in the amount of -€71.2 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 8    Investments in associates

The principal investments in associates with a value of greater than €25 million are as follows:

	As of December 31,
	% control			Share in equity			Share of net income
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	88.9	80.7	89.6	2.1	1.7	1.0
AFF W A Ltd (4)	10.00%			45.3	-	-	2.2	-	-
Berlin Water	24.95%(6)			44.3(3)	-(2)	13.3(1)	4.2	0.5	0.7
Regaz (Gaz de Bordeaux)	24.00%	24.00%	24.00%	27.7	27.1	27.0	1.5	1.6	4.1
Mayflower	10.00%	10.00%	10.00%	24.5	27.1	26.7	0.9	0.5	0.4
Other investments < €25 million				210.8	190.3	155.1	19.1	7.3	13.1
INVESTMENTS IN ASSOCIATES				441.5	325.2	311.7	30.0(5)	11.7(5)	19.3(5)

(1)  Berlinwasser China Holding (BWI) equity accounted in the Berlin Water group, proportionately consolidated

(2)  Divestiture of Berlinwasser China Holding (BWI) in 2011

(3)  Change in control of the RVB/BVB group (from proportionate consolidation to equity accounting)

(4)  Formerly Rift Acquisition Holding Co, entered into the scope of consolidation in 2012 following the divestiture of regulated Water activities

(5)  Pursuant to IFRS 5, a portion of this net income is reclassified to Net income from discontinued operations in the amount of €0.6 million in 2011 and -€0.8 million in 2010 (see Note 23)

(6)  RVB is held 50% by this group

Movements in investments in associates during 2012 are as follows:

(€ million)	% control as of December 31, 2012	2011	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2012
Fovarosi Csatomazasi Muvek	25.00%	80.7	2.1	-	6.1	-	-	88.9
AFF W A Ltd(1)	10.00%	-	2.2	-	(0.9)	44.0	-	45.3
Berlin Water	24.95%	-	4.2	(23.6)	-	64.1	(0.4)	44.3
Regaz (Gaz de Bordeaux)	24.00%	27.1	1.5	(0.9)	-	-	-	27.7
Mayflower	10.00%	27.1	0.9	(2.8)	(0.5)	-	(0.2)	24.5
Other investments < €25 million		190.3	19.1	(5.7)	(1.8)	10.6	(1.7)	210.8
INVESTMENTS IN ASSOCIATES		325.2	30.0	(33.0)	2.9	118.7	(2.3)	441.5
(1) Formerly Rift Acquisition Holding Co, entered into the scope of consolidation in 2012

Changes in consolidation scope mainly reflect the impact of:

•

The acquisition of 10% of the investment fund, Affinity Water A (formerly Rift Acquisition Ltd) following the divestiture of regulated Water activities in the United Kingdom (€44 million) on June 28, 2012;

•

The equity accounting of Berlin Water from October 31, 2012 (€64.1 million).

Following the transaction between RWE and the Land (see Note 3.2), the governance structure of Berlin Water was changed, resulting in the loss of joint control over the RVB/BwB entities by the Group, which retained a significant influence. Consequently, the investment is now recognized in Investments in associates. The Group remeasured its investment to fair value, without a significant impact on the accounts.

The total value of the investment in Berlin Water is €619.9 million as of December 31, 2012, including €44.3 million recognized in “Investments in associates” and €575.6 million recognized in financial receivables.

No material amounts were transferred to Assets classified as held for sale in 2010, 2011 or 2012.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Non-current assets	6,347.9	746.6	566.2
Current assets	1,731.3	225.7	428.2
TOTAL ASSETS	8,079.2	972.3	994.4
Equity attributable to owners of the Company	2,226.4	697.3	727.9
Equity attributable to non-controlling interests	9.8	9.8	9.8
Net financial debt	4,038.4	-	-
Other liabilities and provisions	1,804.6	265.2	256.7
TOTAL EQUITY AND LIABILITIES	8,079.2	972.3	994.4
INCOME STATEMENT
Revenue	864.4	448.6	389.1
Operating income	124.6	34.0	40.1
Net income for the year	84.1	18.9	24.8

Recap: Movements in investments in associates during 2011 are as follows:

(€ million)	% control as of December 31, 2011	2010	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2011
Fovarosi Csatomazasi Muvek	25.00%	89.6	1.7	-	(10.6)	-	-	80.7
Regaz (Gaz de Bordeaux)	24.00%	27.0	1.6	(1.5)	-	-	-	27.1
Mayflower	10.00%	26.7	0.5	(0.9)	0.8	-	-	27.1
Other investments < €25 million		168.4	9.6	(5.1)	(3.2)	38.4	(17.8)	190.3
INVESTMENTS IN ASSOCIATES		311.7	13.4	(7.5)	(13.0)	38.4	(17.8)	325.2

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 9    Non-consolidated investments

In accordance with IAS 39, non-consolidated investments are recognized at fair value. Unrealized gains and losses are recognized directly through other comprehensive income, except for unrealized losses considered long-term or material which are expensed in the Consolidated Income Statement in “Other financial income and expenses” (see Note 21).

Movements in non-consolidated investments during 2012 are as follows:

(€ million)	As of December 31, 2011	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Non-consolidated investments	106.3	11.3	(27.4)	(16.1)	2.4	-	0.5	(1.5)	1.9	77.4

The Group did not hold any investment lines in excess of €20 million as of December 31, 2012.

Recap: Movements in non-consolidated investments during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Non-consolidated investments	130.7	25.6	(17.9)	(2.3)	(1.6)	(4.3)	0.7	(18.2)	(6.4)	106.3

Transfers to Assets classified as held for sale mainly concern Veolia Transdev group investments reclassified to discontinued operations (-€17.4 million).

The Group did not hold any investment lines in excess of €20 million as of December 31, 2011.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 10  Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Notes 1.20 and 1.21).

Movements in the net carrying amount of non-current and current operating financial assets during 2012 are as follows:

(€ million)	As of December 31, 2011	New operating financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non -current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Gross	5,136.5	422.3	(5.9)	-	(2,463.4)	18.3	(347.7)	(44.3)	(16.8)	2,699.0
Impairment losses	(48.2)			(0.3)		(0.1)		0.3		(48.3)
NON-CURRENT OPERATING FINANCIAL ASSETS	5,088.3	422.3	(5.9)	(0.3)	(2,463.4)	18.2	(347.7)	(44.0)	(16.8)	2,650.7
Gross	357.0	1.5	(365.0)		(142.0)	0.9	347.7	4.9	(3.0)	202.0
Impairment losses	-			(3.0)	2.8			0.2	-	-
CURRENT OPERATING FINANCIAL ASSETS	357.0	1.5	(365.0)	(3.0)	(139.2)	0.9	347.7	5.1	(3.0)	202.0
NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS	5,445.3	423.8(2)	(370.9)	(3.3)	(2,602.6)	19.1	-	(38.9)	(19.8)	2,852.7

(1)  Impairment losses are recorded in operating income.

(2)  New operating financial assets presented in the Consolidated Cash Flow Statement equal new operating financial assets presented above (€423.8 million), net of the related acquisition debt (€12.1 million as of December 31, 2012)

The principal new operating financial assets in 2012 mainly concern:

•

The Water Division in the amount of €159.7 million, including investments relating to Berlin Water (€92.2 million), before the change in consolidation method to equity accounting;

•

The Energy Services Division in the amount of €201.7 million and in particular cogeneration plants (€130.6 million);

•

The Environmental Services Division in the amount of €41.3 million, in particular in the United Kingdom (€32.3 million) and France (€8.5 million).

The principal repayments and disposals of operating financial assets in 2012 concern:

•

The Water Division in the amount of €197.4 million, and in particular Berlin Water (€122.0 million);

•

The Energy Services Division in the amount of €120.1 million and in particular cogeneration plants (€96.4 million);

•

The Environmental Services Division in the amount of €30.1 million.

Foreign exchange translation gains and losses on current and non-current operating financial assets mainly concern the Water Division (€7.4 million) and the Environmental Services Division (€9.6 million), primarily due to movements in the Korean won and the pound sterling against the euro.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Non-current/current reclassifications mainly concern:

•

The Water Division in the amount of €195.3 million and in particular Berlin Water (€119.4 million);

•

The Energy Services Division in the amount of €92.5 million and in particular cogeneration plants (€69.6 million).

Changes in consolidation scope mainly concern:

•

The impact of the change in consolidation method of Berlin Water, from proportionate consolidation to equity accounting from October 31, 2012 (-€2,664.7 million);

•

The impact of the change in consolidation method of Azaliya and its subsidiaries now fully consolidated from August 2, 2012 (+€63.5 million).

Operating financial assets held by the Group in countries considered high-risk by the IMF are not material in amount.

The breakdown of operating financial assets by Division is as follows:

(€ million)	As of December 31,
	Non-current			Current			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Water	1,379.4	3,873.9	3,889.2	80.4	215.6	197.7	1,459.8	4,089.5	4,086.9
Environmental Services	662.7	697.4	698.0	55.4	51.2	47.2	718.1	748.6	745.2
Energy Services	508.4	416.0	488.3	62.6	86.8	110.0	571.0	502.8	598.3
Other	100.2	101.0	179.8	3.6	3.4	18.4	103.8	104.4	198.2
OPERATING FINANCIAL ASSETS	2,650.7	5,088.3	5,255.3	202.0	357.0	373.3	2,852.7	5,445.3	5,628.6

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	36.6	133.9	88.1	661.9	920.5
Environmental Services	53.1	99.0	96.8	443.2	692.1
Energy Services	3.1	4.7	7.6	4.6	20.0
Other	0.6	1.4	2.0	1.3	5.3
TOTAL	93.4	239.0	194.5	1,111.0	1,637.9

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	43.7	96.0	94.1	305.5	539.3
Environmental Services	2.3	5.6	7.1	10.9	25.9
Energy Services	59.6	98.1	78.0	315.3	551.0
Other	3.1	6.9	8.2	80.4	98.6
TOTAL	108.7	206.6	187.4	712.1	1,214.8

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2011 are as follows:

(€ million)	As of December 31, 2010	New financial assets	Repayments/ disposals	Impairment losses(1)	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Gross	5,317.3	381.0	(36.9)	-	(64.7)	33.3	(406.6)	(135.2)	48.3	5,136.5
Impairment losses	(62.0)	-	-	(4.3)	-	(0.1)	5.0	-	13.2	(48.2)
NON-CURRENT OPERATING FINANCIAL ASSETS	5,255.3	381.0	(36.9)	(4.3)	(64.7)	33.2	(401.6)	(135.2)	61.5	5,088.3
Gross	373.3	0.2	(404.1)	-	(9.3)	2.0	406.6	(24.9)	13.2	357.0
Impairment losses	-	-	-	5.0	-	-	(5.0)	-	-	-
CURRENT OPERATING FINANCIAL ASSETS	373.3	0.2	(404.1)	5.0	(9.3)	2.0	401.6	(24.9)	13.2	357.0
NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS	5,628.6	381.2	(441.0)	0.7	(74.0)	35.2	-	(160.1)	74.7	5,445.3
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2011 mainly concern:

•

The Water Division and in particular Berlin Water (€129.0 million);

•

The Energy Services Division and in particular cogeneration plants (€66.9 million);

•

The Environmental Services Division and in particular new Private Finance Initiative (PFI) contracts for the processing and disposal of residual waste in the United Kingdom (€47.4 million).

The principal repayments and disposals of operating financial assets in 2011 concern:

•

The Water Division and in particular Berlin Water (-€141.3 million);

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

Changes in consolidation scope mainly concern the impacts of the Veolia Transdev combination (-€60.5 million, including -€52.5 million classified as non-current, see Note 23).

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified to discontinued operations (-€120.6 million) and the decision to sell Citelum in the Energy Services Division (-€46.7 million).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 11  Other non-current and current financial assets

(€ million)	As of December 31,
	Non-current			Current			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Gross	608.2	764.6	787.0	948.3	134.8	134.8	1,556.5	899.4	921.8
Impairment losses	(69.7)	(70.4)	(72.3)	(39.9)	(32.0)	(31.6)	(109.6)	(102.4)	(103.9)
FINANCIAL ASSETS IN LOANS AND RECEIVABLES	538.5	694.2	714.7	908.4	102.8	103.2	1,446.9	797.0	817.9
OTHER FINANCIAL ASSETS	50.5	42.3	58.4	36.4	11.8	29.1	86.9	54.1	87.5
TOTAL OTHER FINANCIAL ASSETS	589.0	736.5	773.1	944.8	114.6	132.3	1,533.8	851.1	905.4

11.1    Movements in other non-current financial assets

Movements in the value of other non-current financial assets during 2012 are as follows:

(€ million)	As of December 31, 2011	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses(1)	Foreign exchange translation	Non- current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Gross	764.6	96.8	(32.7)	(69.9)	-	8.4	(189.9)	(0.2)	31.1	608.2
Impairment losses	(70.4)	-	-	-	(0.8)	1.9	-	(0.3)	(0.1)	(69.7)
NON-CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	694.2	96.8	(32.7)	(69.9)	(0.8)	10.3	(189.9)	(0.5)	31.0	538.5
OTHER NON-CURRENT FINANCIAL ASSETS	42.3	27.9	(5.2)	(21.7)	(0.8)	(1.1)	(0.3)	8.0	1.4	50.5
TOTAL OTHER NON-CURRENT FINANCIAL ASSETS	736.5	124.7	(37.9)	(91.6)	(1.6)	9.2	(190.2)	7.5	32.4	589.0
(1) Impairment losses are recorded in financial income and expenses.

Transfers to other current financial assets mainly concern the non-Group share of the loan granted to Dalkia International (€178.2 million)

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Changes in consolidation scope mainly concern the impact of full consolidation of Azaliya (-€49.6 million), the divestiture of regulated Water activities in the United Kingdom (-€11.3 million) and the equity accounting of Berlin Water (-€5.2 million).

Other movements mainly concern the reclassification of the pension fund surplus in the United Kingdom (€20.0 million).

Non-current financial assets in loans and receivables

As of December 31, 2012, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €238.5 million (mainly Dalkia International and its subsidiaries).

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.14.2.

Other financial assets held by the Group in countries considered high-risk by the IMF are not material in amount.

Recap: Movements in other non-current financial assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses(1)	Foreign exchange translation	Non- current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Gross	787.0	190.4	(116.4)	(16.5)	-	(6.1)	(35.4)	(34.9)	(3.5)	764.6
Impairment losses	(72.3)	-	-	0.5	0.9	(2.3)	1.8	(0.3)	1.3	(70.4)
NON-CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	714.7	190.4	(116.4)	(16.0)	0.9	(8.4)	(33.6)	(35.2)	(2.2)	694.2
OTHER NON-CURRENT FINANCIAL ASSETS	58.4	63.5	(1.9)	(57.3)	(3.0)	0.6	(0.7)	(12.6)	(4.7)	42.3
TOTAL OTHER NON-CURRENT FINANCIAL ASSETS	773.1	253.9	(118.3)	(73.3)	(2.1)	(7.8)	(34.3)	(47.8)	(6.9)	736.5
(1) Impairment losses are recorded in financial income and expenses.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified as discontinued operations (-€48.3 million, see Notes 3 and 23).

Non-current financial assets in loans and receivables

As of December 31, 2011, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €441.8 million (mainly Dalkia International and its subsidiaries).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.14.2.

11.2    Movements in other current financial assets

Movements in other current financial assets during 2012 are as follows:

(€ million)	As of December 31, 2011	Repayments/ disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses(1)	Foreign exchange translation	Non- current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Gross	134.8	25.6	534.5	-	-	(2.4)	189.9	-	65.9	948.3
Impairment losses	(32.0)	-	-	-	(8.2)	0.2	-	-	0.1	(39.9)
CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	102.8	25.6	534.5	-	(8.2)	(2.2)	189.9	-	66.0	908.4
OTHER CURRENT FINANCIAL ASSETS	11.8	(4.7)	(0.7)	(0.7)	-	(0.1)	0.3	1.8	28.7	36.4
TOTAL OTHER CURRENT FINANCIAL ASSETS, NET	114.6	20.9	533.8	(0.7)	(8.2)	(2.3)	190.2	1.8	94.7	944.8
(1) Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are classified as available-for-sale assets in accordance with the accounting principles described in Note 1.14.2.

Changes in consolidation scope mainly concern the impact of the equity accounting of Berlin Water (€549.7 million). The receivable is recognized in Veolia Water Deutschland and represents the loan previously granted by the Group to Berlin Water, now equity accounted.

Transfers to other current financial assets mainly concern the non-Group share of the loan granted to Dalkia International (€178.2 million).

Other movements mainly concern the reclassification of long-term financial assets from cash and cash equivalents to other financial assets.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in other current financial assets during 2011 are as follows:

(€ million)	As of December 31, 2010	Repayments/ disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses(1)	Foreign exchange translation	Non- current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2011
Gross	134.8	3.6	(17.4)	-	-	3.3	35.4	(24.5)	(0.4)	134.8
Impairment losses	(31.6)	-	0.2	-	1.2	(0.1)	(1.8)	0.1	-	(32.0)
CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	103.2	3.6	(17.2)	-	1.2	3.2	33.6	(24.4)	(0.4)	102.8
OTHER CURRENT FINANCIAL ASSETS	29.1	(5.7)	(2.0)	0.2	-	-	0.7	(8.9)	(1.6)	11.8
TOTAL OTHER CURRENT FINANCIAL ASSETS, NET	132.3	(2.1)	(19.2)	0.2	1.2	3.2	34.3	(33.3)	(2.0)	114.6
(1) Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are classified as available-for-sale assets in accordance with the accounting principles described in Note 1.14.2.

Transfers to Assets classified as held for sale mainly concern the assets of the Veolia Transdev group reclassified to discontinued operations (-€31.2 million, see Notes 3 and 23).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 12  Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2012 are as follows:

(€ million)	As of December 31, 2011	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2012
Deferred tax assets, gross	2,360.0	221.4	(8.8)	(132.9)	(9.6)	19.7	(26.9)	2 ,422.9
Deferred tax assets not recognized	(1,096.1)	(144.6)	25.6	12.0	3.0	(3.2)	23.5	(1,179.8)
DEFERRED TAX ASSETS, NET	1,263.9	76.8	16.8	(120.9)	(6.6)	16.5	(3.4)	1,243.1
DEFERRED TAX LIABILITIES	1,891.1	11.9	(3.8)	(485.9)	16.3	(32.9)	(4.2)	1,392.5

As of December 31, 2012, deferred tax assets not recognized totaled -€1,179.8 million, including -€788.0 million on tax losses and -€391.8 million on timing differences. As of December 31, 2011, such deferred tax assets totaled €1,096.1 million, including -€764.9 million on tax losses and -€331.2 million on timing differences.

In France, based on taxable projected income, incorporating in particular margin erosion in the Water Division, the Veolia Environnement tax group restricted recognized deferred tax assets to the amount of deferred tax liabilities, as at the previous year end.

As of December 31, 2012, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring of Water businesses in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed USD 4 billion, are currently being reviewed by the U.S. tax authorities (see Note 34).

Furthermore, following the update of taxable projected income related to changes in scope and forecast Group activity trends in the United States, in particular, deferred tax assets of USD 251 million (€190 million) were recognized in the Consolidated Statement of Financial Position in respect of these tax losses as of December 31, 2012, compared with USD 178 million (€136 million) as of December 31, 2011.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses and the impact of the change in impairment of deferred tax assets of the France tax group initially recognized in equity.

Changes in consolidation scope mainly concern:

•

The divestiture of solid waste activities in the United States (-€69.0 million in respect of deferred tax assets and -€162.0 million in respect of deferred tax liabilities);

•

The divestiture of regulated Water activities in the United Kingdom (-€20 million in respect of deferred tax assets and -€257.3 million in respect of deferred tax liabilities);

•

And the impact of the equity accounting of Berlin Water in the Water Division (-€24.9 million in respect of deferred tax assets and -€67.6 million in respect of deferred tax liabilities).

Foreign exchange translation gains and losses are mainly due to fluctuations in the U.S. dollar, the Japanese yen, the pound sterling and the Polish zloty against the euro.

Transfers to Assets and liabilities classified as held for sale mainly concern Water activities in Morocco and European wind energy activities (see Note 23).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
DEFERRED TAX ASSETS
Tax losses	1,074.2	1,006.6	1,145.3
Provisions and impairment losses	421.3	478.2	434.7
Employee benefits	249.3	210.3	265.1
Financial instruments	264.8	189.5	182.6
Operating financial assets	82.0	102.3	105.3
Fair value remeasurement of assets purchased	19.7	29.5	65.9
Foreign exchange translation	2.1	4.9	23.7
Finance leases	23.0	23.2	30.8
Intangible assets and Property, plant and equipment	51.3	11.8	22.7
Other	235.2	303.7	350.2
DEFERRED TAX ASSETS, GROSS	2,422.9	2,360.0	2,626.3
DEFERRED TAX ASSETS NOT RECOGNIZED	(1,179.8)	(1,096.1)	(876.7)
RECOGNIZED DEFERRED TAX ASSETS	1,243.1	1,263.9	1,749.6

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
DEFERRED TAX LIABILITIES
Intangible assets and Property, plant and equipment(1)	467.5	796.2	852.8
Fair value remeasurement of assets purchased	212.7	252.6	283.4
Operating financial assets	207.7	210.5	214.1
Financial instruments	85.8	86.2	89.6
Finance leases	89.7	88.3	96.1
Provisions	51.0	53.5	49.7
Foreign exchange translation	14.1	20.4	38.6
Employee benefits	30.4	40.8	43.5
Other	233.6	342.6	433.6
DEFERRED TAX LIABILITIES	1,392.5	1,891.1	2,101.4

(1)  Deferred tax liabilities on property, plant and equipment decreased €328.7 million between December 31, 2011 and December 31, 2012, including €206.7 million in respect of the divestiture of regulated Water activities in the United Kingdom and €130.2 million in respect of the divestiture of solid waste activities in the United States in the Environmental Services Division.

The breakdown by main tax group as of December 31, 2012 is as follows:

(€ million)	Recognized deferred tax assets on tax losses	Recognized deferred tax assets on timing differences	Deferred tax liabilities on timing differences	Net recognized deferred tax position
French tax groups	0.8	232.8	(242.8)	(9.2)
France Veolia Environnement tax group	-	190.5	(190.5)	-
Dalkia France tax group	0.8	42.3	(52.3)	(9.2)
United States tax group	189.9	133.8	(170.2)	153.5
United Kingdom tax group	-	103.1	(185.8)	(82.7)
TOTAL	190.7	469.7	(598.8)	61.6

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The timing schedule for the reversal of the net deferred tax position on timing differences and the deferred tax asset position on tax losses of the France Veolia Environnement tax group and the United States tax group is as follows:

(€ million)	Deferred tax assets on tax losses			Net deferred tax on timing differences			Total
	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total
France Veolia Environnement tax group	-	-	-	-	-	-	-	-	-
United States tax group	189.9		189.9	34.8	(71.2)	(36.4)	224.7	(71.2)	153.5

The expiry schedule for deferred tax assets on tax losses recognized and not recognized as of December 31, 2012 is as follows:

(€ million)	Expiry			Total
	5 years or less	More than 5 years	Unlimited
Recognized tax losses	16.6	195.9	73.7	286.2
o/w France tax groups	-	-	0.8	0.8
o/w United States tax group	-	189.9	-	189.9
o/w United Kingdom tax group	-	-	-	-
Tax losses not recognized	(87.1)	(49.2)	(651.7)	(788.0)
o/w French tax groups	-	-	196.4	196.4
o/w United States tax group	-	-	-	-
o/w United Kingdom tax group	-	-	-	-

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
DEFERRED TAX ASSETS, NET
Deferred tax assets through net income	1,139.6	1,152.7	1,530.5
Deferred tax assets through equity	103.5	111.2	219.1
DEFERRED TAX ASSETS, NET	1,243.1	1,263.9	1,749.6
DEFERRED TAX LIABILITIES
Deferred tax liabilities through net income	1,365.0	1,856.0	2,060.4
Deferred tax liabilities through equity	27.5	35.1	41.0
DEFERRED TAX LIABILITIES	1,392.5	1,891.1	2,101.4

Recap: Movements in deferred tax assets and liabilities during 2011 are as follows:

(€ million)	As of December 31, 2010	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2011
Deferred tax assets, gross	2,626.3	117.5	20.6	(87.9)	7.4	(340.7)	16.8	2,360.0
Deferred tax assets not recognized	(876.7)	(332.7)	(113.6)	70.7	(7.0)	163.6	(0.4)	(1,096.1)
DEFERRED TAX ASSETS, NET	1,749.6	(215.2)	(93.0)	(17.2)	0.4	(177.1)	16.4	1,263.9
DEFERRED TAX LIABILITIES	2,101.4	(8.7)	(6.6)	9.5	33.3	(255.1)	17.3	1,891.1

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 13  Working capital

Movements in net working capital during 2012 are as follows:

(€ million)	As of December 31, 2011	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2012
Inventories and work-in-progress, net	1,020.8	38.3	(27.1)	(60.5)	3.7	(0.3)	43.5	1,018.4
Operating receivables, net	11,427.6	74.4	(104.0)	(726.9)	(12.8)	(239.9)	(112.5)	10,305.9
Operating payables	(12,598.6)	(132.9)		774.4	5.2	322.9	30.3	(11,598.7)
NET WORKING CAPITAL	(150.2)	(20.2)	(131.1)	(13.0)	(3.9)	82.7	(38.7)	(274.4)

Net amounts transferred to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” mainly concern Water activities in Morocco (€88.7 million) in line with the reclassification to discontinued operations of these activities.

Net impairment losses were mainly recognized in the Energy Services Division in Italy in the amount of €60.7 million and in the Water Division in Guadeloupe in the amount of €25.6 million.

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables, tax receivables and payables other than current tax), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of industrial investments).

Movements in each of these working capital categories in 2012 are as follows:

(€ million)	As of December 31, 2011	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets/ liabilities classified as held for sale	Other	As of December 31, 2012
Inventories and work-in-progress, net	1,020.8	38.3	(27.1)	(60.5)	3.7	(0.3)	43.5	1,018.4
Operating receivables (including tax receivables other than current tax)	11,234.9	25.6	(100.9)	(722.7)	(13.6)	(228.4)	(93.2)	10,101.7
Operating payables (including tax payables other than current tax)	(11,996.4)	(38.7)	-	738.3	(0.1)	270.0	(9.5)	(11,036.4)
OPERATING WORKING CAPITAL(1)	259.3	25.2	(128.0)	(44.9)	(10.0)	41.3	(59.2)	83.7
Tax receivables (current tax)	174.5	8.9		(4.2)	0.6	(5.3)	(5.1)	169.4
Tax payables (current tax)	(156.0)	(64.4)		9.4	(0.1)	(0.1)	3.6	(207.6)
TAX WORKING CAPITAL	18.5	(55.5)		5.2	0.5	(5.4)	(1.5)	(38.2)
Receivables on non-current asset disposals	18.2	39.9	(3.1)		0.2	(6.2)	(14.2)	34.8
Industrial investment payables	(446.2)	(29.8)		26.7	5.4	53.0	36.2	(354.7)
INVESTMENT WORKING CAPITAL	(428.0)	10.1	(3.1)	26.7	5.6	46.8	22.0	(319.9)
NET WORKING CAPITAL	(150.2)	(20.2)	(131.1)	(13.0)	(3.9)	82.7	(38.7)	(274.4)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Movements in inventories during 2012 are as follows:

Inventories (€ million)	As of December 31, 2011	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Raw materials and supplies	517.3	38.5	-	-	(15.9)	5.4	4.2	1.9	551.4
Work-in-progress	424.2	5.1	-	-	(56.3)	(1.9)	(7.0)	38.8	402.9
Other inventories(1)	133.6	(5.3)	-	-	(5.1)	0.7	(8.1)	(1.9)	113.9
INVENTORIES AND WORK-IN-PROGRESS, GROSS	1,075.1	38.3	-	-	(77.3)	4.2	(10.9)	38.8	1,068.2
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(54.3)	-	(61.7)	34.6	16.8	(0.5)	10.6	4.7	(49.8)
INVENTORIES AND WORK-IN-PROGRESS, NET	1,020.8	38.3	(61.7)	34.6	(60.5)	3.7	(0.3)	43.5	1,018.4
(1) Including CO2 inventories.

Inventories mainly concern the Water Division in the amount of €327.0 million and the Energy Services Division in the amount of €502.4 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Movements in operating receivables during 2012 are as follows:

Operating receivables (€ million)	As of December 31, 2011	Changes in business	Impairment losses(1)	Reversal of impairment losses(1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012
Trade receivables	9,097.6	78.2	-	-	(648.7)	(0.7)	(258.1)	(19.9)	8,248.4
Impairment losses on trade receivables	(604.7)		(230.9)	135.4	39.2	(0.9)	34.0	(15.4)	(643.3)
TRADE RECEIVABLES, NET (2)	8,492.9	78.2	(230.9)	135.4	(609.5)	(1.6)	(224.1)	(35.3)	7,605.1
Other current operating receivables	870.7	7.8	-	-	(68.9)	(2.8)	12.2	(34.6)	784.4
Impairment losses on other current operating receivables	(65.9)	-	(25.3)	17.0	1.2	0.4	(3.2)	(0.4)	(76.2)
OTHER OPERATING RECEIVABLES, NET(2)	804.8	7.8	(25.3)	17.0	(67.7)	(2.4)	9.0	(35.0)	708.2
Other receivables(3)	844.1	(4.4)	(0.2)		(27.4)	(9.7)	17.1	(38.3)	781.2
Tax receivables	1,285.8	(7.2)			(22.3)	0.9	(41.9)	(3.9)	1,211.4
OPERATING RECEIVABLES, NET	11,427.6	74.4	(256.4)	152.4	(726.9)	(12.8)	(239.9)	(112.5)	10,305.9

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

Changes in consolidation scope primarily concern the divestiture of regulated activities in the United Kingdom (-€213.9 million) and solid waste activities in the United States in the Environmental Services Division (-€81.6 million), the change in consolidation method of Berlin Water (-€324.1 million), the deconsolidation of Sorical (€112.1 million) and the acquisition of Azaliya (€112.0 million).

Transfers to Assets classified as held for sale mainly concern Water activities in Morocco (-€178.5 million) and wind energy activities (-€3.3 million) in line with the reclassification to discontinued operations of these activities.

Net impairment losses mainly concern trade receivables (€95.5 million) and are tied to the write-down of trade receivables in Italy in the Energy Services Division (€53.5 million) and in Water distribution activities in France (€15.3 million).

Operating receivables held by the Group in countries considered high-risk by the IMF are not material in amount.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Movements in operating payables during 2012 are as follows:

Operating payables (€ million)	As of December 31, 2011	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2012
Trade payables(1)	5,140.1	134.2	(126.0)	1.6	(127.1)	0.7	5,023.5
Other operating payables(1)	4,720.6	(109.7)	(149.9)	(4.5)	(131.6)	(24.0)	4,300.9
Other liabilities(2)	1,353.8	(7.5)	(495.9)	(2.9)	(6.7)	(1.4)	839.4
Tax and employee-related liabilities	1,384.1	115.9	(2.6)	0.6	(57.5)	(5.6)	1,434.9
OPERATING PAYABLES	12,598.6	132.9	(774.4)	(5.2)	(322.9)	(30.3)	11,598.7
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Trade payables are recognized as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concern the divestiture of regulated activities in the United Kingdom (-€250.4 million), the divestiture of solid waste activities in the United States in the Environmental Services Division (-€79.4 million), the change in consolidation method of Berlin Water (-€437.8 million) and the deconsolidation of Sorical (-€75.6 million).

Transfers to assets classified as held for sale mainly concern Water activities in Morocco (-€273.5 million) in line with the reclassification to discontinued operations of these activities.

Transfers of financial assets

Veolia Environnement has several programs for the assignment of receivables through securitization, factoring, discounting and assignment by way of security.

Securitization

The securitization program implemented by the Water Division ended in May 2012 and was not renewed. The risks associated with these receivables (primarily credit risk and payment risk) were retained by the Group, justifying their retention in assets in the Consolidated Statement of Financial Position. Receivables of €444.7 million were securitized in 2012.

Factoring

There are currently fourteen trade receivable factoring programs, in the Energy Services Division mainly in France, Italy and Poland, representing maximum aggregate outstandings of €480 million. Under these programs, generally renewed annually, certain subsidiaries have agreed to assign, on a renewable basis, trade receivables by contractual subrogation without recourse against the risk of default by the debtor. The analysis of the risks and rewards as defined by IAS39 led the Group to derecognize almost all the receivables assigned under these factoring programs. The French subsidiaries concerned by the programs remain responsible for invoicing and debt recovery, for which they receive remuneration but do not retain control.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Accordingly, receivables totaling €474.1 million were assigned under the aforementioned programs in 2012. Receivables assigned and derecognized as of December 31, 2012 total €325.3 million, including €179.7 million in France, €109.0 million in Italy and €36.6 million in Poland. These assignments were mainly performed from September to December 2012, due to the seasonality of activities in the Energy Services Division (higher volume of receivables to assign), changes in the economic context in Italy (assignment of receivables recommenced in September 2012), and the implementation of a annually renewable factoring program for recurring receivable assignments in France.

Discounting and assignment by way of security

Under Public-Private partnerships, all Veolia Environnement Division subsidiaries can assign the fraction of future payments guaranteed by local authorities / private clients (recognized in financial receivables pursuant to IFRIC 12 or IFRIC 4-IAS 17) to the bodies funding the project, through discounting or assignment by way of security programs (such as Dailly programs in France).

For the majority of partnerships concerned by these financial receivable assignments, the assignment agreements negotiated and the contractual clauses agreed between the stakeholders are sufficient to satisfy the derecognition criteria set out in IAS 39. The residual risk retained by the companies (considered immaterial) is generally tied solely to late customer payment due to late/deferred invoicing of royalties by Group subsidiaries. Group subsidiaries are mandated by the financial institutions to manage the invoicing and recovery of the receivables covered by these programs. Veolia Environnement analyzed the management and recovery procedures falling to Group subsidiaries and concluded they these services did not constitute continuing involvement.

Two assignments by way of security performed in 2005 and 2006 in connection with the specific terms and conditions of finance lease agreements entered into by the Environmental Services Division operate differently and do not permit the derecognition of the receivables assigned. The assignment terms provide for the provision of a joint surety by the subsidiaries and their partners to the assignee financial institutions. Receivables of €85 million and corresponding finance lease obligations maturing in 2025 and 2026 of €86 million are recognized in Veolia Environnement’s balance sheet as of December 31, 2012 in respect of these contracts.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in net working capital during 2011 are as follows:

(€ million)	As of December 31, 2010	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2011
Inventories and work-in-progress, net	1,130.6	28.1	13.9	(76.1)	2.1	(59.6)	(18.2)	1,020.8
Operating receivables, net	12,488.7	330.8	(23.5)	(481.6)	28.0	(829.8)	(85.0)	11,427.6
Operating payables	13,773.9	305.1	-	(436.9)	53.0	(1,007.4)	(89.1)	12,598.6
NET WORKING CAPITAL	(154.6)	53.8	(9.6)	(120.8)	(22.9)	118.0	(14.1)	(150.2)

(€ million)	As of December 31, 2010	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2011
Inventories and work-in-progress, net	1,130.6	28.1	13.9	(76.1)	2.1	(59.6)	(18.2)	1,020.8
Operating receivables (including tax receivables other than current tax)	12,287.9	262.2	(23.2)	(446.0)	27.2	(824.8)	(48.4)	11,234.9
Operating payables (including tax payables other than current tax)	(13,135.2)	(240.3)	0.0	439.3	(41.4)	975.4	5.8	(11,996.4)
OPERATING WORKING CAPITAL(1)	283.3	50.0	(9.3)	(82.8)	(12.1)	91.0	(60.8)	259.3
Tax receivables (current tax)	176.6	72.2	-	(15.4)	0.5	(3.9)	(55.5)	174.5
Tax payables (current tax)	(221.0)	(31.4)	-	17.9	(0.6)	19.3	59.8	(156.0)
TAX WORKING CAPITAL	(44.4)	40.8	-	2.5	(0.1)	15.4	4.3	18.5
Receivables on non-current asset disposals	24.2	(3.6)	(0.3)	(20.2)	0.3	(1.1)	18.9	18.2
Industrial investment payables	(417.7)	(33.4)	-	(20.3)	(11.0)	12.7	23.5	(446.2)
INVESTMENT WORKING CAPITAL	(393.5)	(37.0)	(0.3)	(40.5)	(10.7)	11.6	42.4	(428.0)
NET WORKING CAPITAL	(154.6)	53.8	(9.6)	(120.8)	(22.9)	118.0	(14.1)	(150.2)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in inventories during 2011 are as follows:

Inventories (€ million)	As of December 31, 2010	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to assets classified as held for sale	Other	As of December 31, 2011
Raw materials and supplies	593.3	52.5	-	-	(67.4)	(2.4)	(58.3)	(0.4)	517.3
Work-in-progress	463.6	(23.5)	-	-	(1.4)	4.6	(1.6)	(17.5)	424.2
Other inventories(1)	153.7	(0.9)	-	-	(12.8)	(1.2)	(5.2)	-	133.6
INVENTORIES AND WORK-IN-PROGRESS, GROSS	1,210.6	28.1	-	-	(81.6)	1.0	(65.1)	(17.9)	1,075.1
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(80.0)	-	(29.4)	43.3	5.5	1.1	5.5	(0.3)	(54.3)
INVENTORIES AND WORK-IN-PROGRESS, NET	1,130.6	28.1	(29.4)	43.3	(76.1)	2.1	(59.6)	(18.2)	1,020.8
(1) Including CO2 inventories.

Inventories mainly concern the Water Division in the amount of €308.4 million and the Energy Services Division in the amount of €470.9 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in operating receivables during 2011 are as follows:

Operating receivables (€ million)	As of December 31, 2010	Changes in business	Impairment losses(1)	Reversal of impairment losses(1)	Changes in consolidation scope	Foreign exchange translation	Transfers to assets classified as held for sale	Other	As of December 31, 2011
Trade receivables	9,852.8	165.3	-	-	(346.2)	14.4	(561.5)	(27.2)	9,097.6
Impairment losses on trade receivables	(600.4)	-	(194.8)	173.0	12.0	(1.3)	10.5	(3.7)	(604.7)
TRADE RECEIVABLES, NET(2)	9,252.4	165.3	(194.8)	173.0	(334.2)	13.1	(551.0)	(30.9)	8,492.9
Other current operating receivables	1,187.5	(112.4)	-	-	(73.8)	4.2	(149.2)	14.4	870.7
Impairment losses on other current operating receivables	(77.9)	-	(17.8)	16.1	3.9	(0.4)	8.2	2.0	(65.9)
OTHER OPERATING RECEIVABLES, NET(2)	1,109.6	(112.4)	(17.8)	16.1	(69.9)	3.8	(141.0)	16.4	804.8
Other receivables(3)	800.1	109.6	-	-	(19.6)	14.1	(48.2)	(11.9)	844.1
Tax receivables	1,326.6	168.3	-	-	(57.9)	(3.0)	(89.6)	(58.6)	1,285.8
OPERATING RECEIVABLES, NET	12,488.7	330.8	(212.6)	189.1	(481.6)	28.0	(829.8)	(85.0)	11,427.6

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

Changes in consolidation scope mainly concern the Veolia Transdev combination (-€375.5 million, see Note 23) and the divestiture of the household assistance services business (Proxiserve) held jointly by the Water and Energy Services Divisions (-€108.0 millions).

Transfers to Assets classified as held for sale mainly concern the Veolia Transdev group reclassified to discontinued operations (-€695.7 million) and urban lighting activities (Citelum) in the Energy Services Division (-€205.5 million). These amounts also include the impact of the interruption of the divestiture process for Water Division activities in Gabon (+€71.8 million).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in operating payables during 2011 are as follows:

Operating payables (€ million)	As of December 31, 2010	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2011
Trade payables(1)	5,535.3	80.9	(140.3)	15.1	(344.9)	(6.0)	5,140.1
Other operating payables(1)	5,332.0	0.5	(213.7)	35.3	(450.7)	17.2	4,720.6
Other liabilities(2)	1,340.2	180.7	(28.3)	2.8	(105.7)	(35.9)	1,353.8
Tax and employee-related liabilities	1,566.4	43.0	(54.6)	(0.2)	(106.1)	(64.4)	1,384.1
OPERATING PAYABLES	13,773.9	305.1	(436.9)	53.0	(1,007.4)	(89.1)	12,598.6
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Trade payables are recognized as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope mainly concern the Veolia Transdev combination (-€380.9 million, see Note 23) and the divestiture of the household assistance services business (Proxiserve) held jointly by the Water and Energy Services Divisions (-€100.6 million).

Transfers to Liabilities associated with assets classified as held for sale mainly concern the VTD group reclassified to discontinued operations (-€964.7 million, see Note 23) and urban lighting activities (Citelum) in the Energy Services Division (-€148.6 million). These amounts also include the impact of the interruption of the divestiture process for Water Division activities in Gabon.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in net working capital during 2010 are as follows:

(€ million)	As of December 31, 2009	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Inventories and work-in-progress, net	978.0	115.7	(6.9)	4.1	31.9	(0.8)	8.6	1,130.6
Operating receivables, net	12,241.3	325.2	(30.3)	161.3	259.7	(116.8)	(351.7)	12,488.7
Operating payables	13,076.9	605.7	(0.0)	205.8	294.2	(119.4)	(289.3)	13,773.9
NET WORKING CAPITAL	142.4	(164.8)	(37.2)	(40.4)	(2.6)	1.8	(53.8)	(154.6)

(€ million)	As of December 31, 2009	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Inventories and work-in-progress, net	978.0	115.7	(6.9)	4.1	31.9	(0.8)	8.6	1,130.6
Operating receivables (including tax receivables other than current tax)	12,040.6	274.4	(30.3)	160.1	255.4	(117.3)	(295.0)	12,287.9
Operating payables (including tax payables other than current tax)	(12,501.7)	(458.7)	-	(195.3)	(268.6)	115.5	173.6	(13,135.2)
OPERATING WORKING CAPITAL(1)	516.9	(68.6)	(37.2)	(31.1)	18.7	(2.6)	(112.8)	283.3
Tax receivables (current tax)	189.7	37.8	-	1.2	4.0	-	(56.1)	176.6
Tax payables (current tax)	(220.8)	(67.3)	-	(3.9)	(8.4)	5.3	74.1	(221.0)
TAX WORKING CAPITAL	(31.1)	(29.5)	-	(2.7)	(4.4)	5.3	18.0	(44.4)
Receivables on non-current asset disposals	11.0	13.0	-	-	0.3	0.5	(0.6)	24.2
Industrial investment payables	(354.4)	(79.7)	-	(6.6)	(17.2)	(1.4)	41.6	(417.7)
INVESTMENT WORKING CAPITAL	(343.4)	(66.7)	-	(6.6)	(16.9)	(0.9)	41.0	(393.5)
NET WORKING CAPITAL	142.4	(164.8)	(37.2)	(40.4)	(2.6)	1.8	(53.8)	(154.6)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Movements in inventories during 2010 are as follows:

Inventories (€ million)	As of December 31, 2009	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Raw materials and supplies	611.6	10.0	-	-	3.5	17.9	(34.8)	(14.9)	593.3
Work-in-progress	287.1	107.0	-	-	0.9	9.1	45.3	14.2	463.6
Other inventories(1)	154.2	(1.3)	-	-	-	6.1	(13.1)	7.8	153.7
INVENTORIES AND WORK-IN-PROGRESS, GROSS	1,052.9	115.7	-	-	4.4	33.1	(2.6)	7.1	1,210.6
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(74.9)	-	(44.5)	37.6	(0.3)	(1.2)	1.8	1.5	(80.0)
INVENTORIES AND WORK-IN-PROGRESS, NET	978.0	115.7	(44.5)	37.6	4.1	31.9	(0.8)	8.6	1,130.6
(1) Including CO2 inventories.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in operating receivables during 2010 are as follows:

Operating receivables (€ million)	As of December 31, 2009	Changes in business	Impairment losses(1)	Reversal of impairment losses(1)	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Trade receivables	9,638.3	268.9	-	-	136.8	191.5	(115.6)	(267.1)	9,852.8
Impairment losses on trade receivables	(560.3)	-	(150.6)	116.4	(23.4)	(9.8)	15.1	12.2	(600.4)
TRADE RECEIVABLES, NET(2)	9,078.0	268.9	(150.6)	116.4	113.4	181.7	(100.5)	(254.9)	9,252.4
Other current operating receivables	1,178.0	(0.9)	-	-	34.9	29.7	(11.0)	(43.2)	1,187.5
Impairment losses on other current operating receivables	(76.8)	-	(15.1)	18.9	0.8	(0.6)	0.6	(5.7)	(77.9)
OTHER OPERATING RECEIVABLES, NET(2)	1,101.2	(0.9)	(15.1)	18.9	35.7	29.1	(10.4)	(48.9)	1,109.6
Other receivables(3)	728.4	13.0	-	0.1	5.8	39.6	5.3	7.9	800.1
Tax receivables	1,333.7	44.2	-	-	6.4	9.3	(11.2)	(55.8)	1,326.6
OPERATING RECEIVABLES, NET	12,241.3	325.2	(165.7)	135.4	161.3	259.7	(116.8)	(351.7)	12,488.7

(1)  Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.

(2)  Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.

(3)  Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Recap: Movements in operating payables during 2010 are as follows:

Operating payables (€ million)	As of December 31, 2009	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2010
Trade payables(1)	5,312.2	272.2	56.1	138.0	(25.1)	(218.1)	5,535.3
Other operating payables(1)	4,933.4	226.6	122.0	113.0	(74.5)	11.5	5,332.0
Other liabilities(2)	1,324.4	(2.4)	17.0	25.0	(13.9)	(9.9)	1,340.2
Tax and employee-related liabilities	1,506.9	109.3	10.7	18.2	(5.9)	(72.8)	1,566.4
OPERATING PAYABLES	13,076.9	605.7	205.8	294.2	(119.4)	(289.3)	13,773.9
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 14  Cash and cash equivalents

Movements in cash and cash equivalents and bank overdrafts and other cash position items during 2012 are as follows:

(€ million)	As of December 31, 2011	Changes in business	Changes in consolidation scope	Fair value adjustments(1)	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2012
Cash	1,141.1	76.5	(103.9)	-	(3.9)	(79.1)	(5.7)	1,025.0
Cash equivalents	4,582.8	18.6	18.4	-	10.4	5.3	(112.7)	4,522.8
CASH AND CASH EQUIVALENTS	5,723.9	95.1	(85.5)	-	6.5	(73.8)	(118.4)	5,547.8
Bank overdrafts and other cash position items	440.2	(164.1)	4.7	-	(1.0)	5.1	3.8	288.7
Net cash	5,283.7	259.2	(90.2)	-	7.5	(78.9	(122.2)	5,259.1
(1) Fair value adjustments are recorded in financial income and expenses.

Transfers to assets classified as held for sale mainly concern the net cash of Water Division activities in Morocco (-€25.9 million) and wind energy activities (-€68.0 million)

As of December 31, 2012, cash and cash equivalents total €5,547.8 million, compared with €5,723.9 million as of December 31, 2011. This heading includes cash balances and cash equivalents “subject to restrictions” of €352 million as of December 31, 2012.

As of December 31, 2012, the Water Division held cash of €419.4 million, the Environmental Services Division held cash of €200.3 million, the Energy Services Division held cash of €214.4 million, Veolia Environnement SA held cash of €114.9 million and certain subsidiaries (primarily insurance) held cash of €76.0 million.

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 27.3.2 – Management of liquidity risk, presents a breakdown of investments by nature.

As of December 31, 2012, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,234.7 million including monetary UCITS of €3,210.4 million, negotiable debt instruments (bank certificates of deposit, negotiable medium term notes and treasury notes with a maturity of less than three months) of €399.0 million and term deposit accounts of €625.3 million. Cash equivalents are accounted for as assets at fair value through the Consolidated Income Statement.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in cash and cash equivalents during 2011 are as follows:

(€ million)	As of December 31, 2010	Changes in business	Changes in consolidation scope	Fair value adjustments(1)	Foreign exchange translation	Transfers to assets/ liabilities classified as held for sale	Other	As of December 31, 2011
Cash	1,429.9	(73.5)	(11.2)	-	5.3	(176.0)	(33.4)	1,141.1
Cash equivalents	3,976.9	584.0	(2.9)	-	(0.3)	(2.9)	28.0	4,582.8
CASH AND CASH EQUIVALENTS	5,406.8	510.5	(14.1)	-	5.0	(178.9)	(5.4)	5,723.9
Bank overdrafts and other cash position items	387.0	82.5	(1.0)		(1.0)	(29.3)	-	440.2
Net cash	5,019.8	428.0	(13.1)	-	4.0	(149.6)	(5.4)	5,283.7
(1) Fair value adjustments are recorded in financial income and expenses.

Transfers to assets classified as held for sale mainly concern the net cash of the Veolia Transdev group reclassified as discontinued operations (-€136.7 million) and the net cash of Citelum (-€14.1 million) in the Energy Services Division.

As of December 31, 2011, cash and cash equivalents total €5,723.9 million, compared with €5,406.8 million as of December 31, 2010. This heading includes cash balances “subject to restrictions” of €420 million as of December 31, 2011.

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

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 27.3.2 – Management of liquidity risk, presents a breakdown of investments by nature.

As of December 31, 2011, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,204.2 million including monetary UCITS of €1,883.9 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €794.0 million, monetary notes of €219.1 million and term deposit accounts of €1,307.2 million. Cash equivalents are accounted for as assets at fair value through the Consolidated Income Statement. These instruments are held between 1 and 90 days.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 15  Equity

15.1    Share capital management objectives, policies and procedures

Veolia Environnement manages its share capital within the framework of a prudent and rigorous financial policy that seeks to ensure easy access to French and international capital markets, to enable investments in projects that create value and provide shareholders with a satisfactory remuneration, while maintaining an “Investment Grade” credit rating.

This policy has led Veolia Environnement to define a debt coverage ratio: Net financial debt / (Operating cash flow before changes in working capital + principal payments on operating financial assets) of 3 to 2014 +/-5%. This objective will be updated from January 1, 2013 in line with the application of the new consolidation standards.

Net financial debt is equal to gross borrowings (non-current borrowings, current borrowings, bank overdrafts and other cash position items), less cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

15.2    Equity attributable to owners of the Company

15.2.1     Share capital

The share capital is fully paid up.

Share capital increases

In 2010, Veolia Environnement performed a share capital increase of €79 million on the payment of scrip dividends. As decided at the Annual General Shareholders’ Meeting of May 7, 2010, the Group offered shareholders a choice of payment of the dividend in cash or shares. The option to receive payment of the dividend in shares led to the creation of 3,732,018 shares.

In addition, in 2010, Veolia performed a share capital increase (including additional-paid-in capital) reserved for members of Group employee savings plans of €30 million (excluding issuance costs).

In 2011, Veolia Environnement performed a share capital increase of €1.2 million following the exercise of share purchase and subscription options.

In addition, Veolia Environnement performed a share capital increase of €382.7 million (net of issuance costs) on the payment of scrip dividends. As decided at the Annual General Shareholders’ Meeting of May 17, 2011, the Group offered shareholders a choice of payment of the dividend in cash or shares. The option to receive payment of the dividend in shares led to the creation of 20,462,396 shares.

In 2012, Veolia Environnement performed a share capital increase of €23.9 million on the payment of scrip dividends. As decided at the Annual General Shareholders’ Meeting of May 16, 2012, the Group offered shareholders a choice of payment of the dividend in cash or shares. The option to receive payment of the dividend in shares led to the creation of 2,433,889 shares.

Number of shares outstanding and par value

The number of shares outstanding was 499,126,367 as of December 31, 2010, 519,652,960 as of December 31, 2011 and 522,086,849 as of December 31, 2012 (including treasury shares). The par value of each share is €5.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Authorized but unissued shares

The Veolia Environnement combined general shareholders’ meeting grants two types of share issuance authorizations to the Board of Directors: (i) authorizations for the issuance of new shares, which are collectively limited to 70% of the number of shares outstanding on the date of the general shareholders’ meeting; and (ii) authorizations for the preferential issuance of warrants, which is limited to 25% of the number of shares outstanding on the date of the decision to issue and which may only be used in the context of an outstanding tender offer on the Company’s shares. The first category of authorizations yields an exact number of authorized but unissued shares, whereas the number of shares authorized but unissued under the second category of authorizations will depend on the number of shares already outstanding on the date of the decision. Both types of authorizations, with the same limitations on issuance, i.e. 70% and 25%, were approved at the combined general shareholders’ meetings in 2009 and 2010.

Fiscal years 2010, 2011 and 2012

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

For 2012, authorized but unissued shares under the first category amounted to 363,757,072 shares on the basis of 519,652,960 shares outstanding on May 16, 2012, the date of the general shareholders’ meeting voting the authorizations.

As of December 31, 2012, 2,433,889 shares had been issued from among the 363,757,072 above-mentioned authorized shares.

15.2.2     Offset of treasury shares against equity

In 2010, Veolia Environnement transferred 202,597 shares as consideration for a minority interest buy-out (external growth) transaction performed by a subsidiary for an amount of €4.2 million and 190,092 shares as part of the share capital increase reserved for employees. As of December 31, 2010, the Group held 14,338,903 of its own shares.

In 2011, Veolia Environnement transferred 100,976 shares in part payment of the scrip dividend. As of December 31, 2011, the Group held 14,237,927 of its own shares.

Veolia Environnement did not purchase or sell any treasury shares in 2012.

15.2.3     Appropriation of net income and dividend distribution

A dividend of €353.8 million was distributed by Veolia Environnement SA in 2012 and deducted from “Additional paid-in capital” and “Reserves”. 2011 net income attributable to owners of the Company of -€489.8 million was appropriated to “Consolidated reserves”.

15.2.4     Foreign exchange translation reserves

Accumulated foreign exchange translation reserves as of January 1, 2010 are negative in the amount of €344.4 million (Group share), including -€109.3 million related to the U.S. dollar, -€320.1 million related to the pound sterling, +€81.6 million related to the Czech crown and +€25.1 million related to the Chinese renminbi yuan.

Accumulated foreign exchange translation reserves total +€23.8 million as of December 31, 2010 (Group share).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The change in foreign exchange translation reserves primarily reflects the appreciation of the Chinese renminbi yuan, the U.S. dollar and the Australian dollar against the euro in 2010. Movements in foreign exchange translation reserves are nonetheless significantly limited by the Group policy of securing borrowings in the local currency.

Accumulated foreign exchange translation reserves total +€34.9 million as of December 31, 2011 (Group share).

The change in foreign exchange translation reserves primarily reflects the appreciation of the Chinese renminbi yuan (+€124.2 million, Group share), U.S. dollar (+€33.7 million, Group share) and pound sterling (+€37.3 million, Group share) against the euro in 2011. Movements in foreign exchange translation reserves are nonetheless significantly limited by the Group policy of securing borrowings in the local currency.

Accumulated foreign exchange translation reserves total €227.5 million as of December 31, 2012 (Group share).

The change in foreign exchange translation reserves primarily reflects the release to the Consolidated Income Statement of the foreign exchange translation reserves of regulated Water activities in the United Kingdom and solid waste activities in the United States, following their divestiture in 2012 as detailed below.

It also reflects movements in the Chinese renminbi yuan (+€8.1 million, Group share), the US dollar (-€39.3 million, Group share), the Korean won (+€15.6 million) and the pound sterling (+€18.7 million) against the euro in 2012.

Movements in foreign exchange translation reserves (attributable to owners of the Company and to non-controlling interests)

(€ million)	Total	o/w Attributable to owners of the Company
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	327.2	180.8
Translation differences on net foreign investments	(159.2)	(157.0)
As of December 31, 2010	168.0	23.8
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	406.3	283.1
Translation differences on net foreign investments	(245.7)	(248.2)
As of December 31, 2011	160.6	34.9
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	118.3	102.3
Translation differences on net foreign investments	86.4	90.3
Movements in 2012	204.7	192.6
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	524.8	385.4
Translation differences on net foreign investments	(159.5)	(157.9)
As of December 31, 2012	365.3	227.5

Amounts released from Group foreign exchange translation reserves to the Consolidated Income Statement following the divestiture of regulated Water activities in the United Kingdom and solid waste activities in the United States in the Environmental Services Division total €96.8 million and €49.9 million, respectively.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Breakdown by currency of Foreign exchange translation reserves attributable to owners of the Company

(€ million)	As of December 31, 2010	As of December 31, 2011	Movement	As of December 31, 2012
Chinese renminbi yuan	143.2	267.4	8.1	275.5
Czech Crown	95.8	72.9	5.6	78.5
Australian dollar	81.0	73.7	(6.3)	67.4
U.S. Dollar	26.6	60.3	10.6	70.9
Canadian dollar	16.4	9.7	0.2	9.9
Slovakian crown	16.4	16.4	-	16.4
Swiss franc	8.6	10.3	(5.6)	4.7
Swedish crown	7.2	0.4	(2.1)	(1.7)
Norwegian crown	5.6	0.2	0.2	0.4
Pound Sterling	(284.1)	(246.8)	115.5	(131.3)
Hong Kong dollar	(46.2)	(67.6)	10.4	(57.2)
Polish zloty	(21.7)	(30.2)	7.9	(22.3)
Romanian leu	(13.5)	(15.6)	(3.3)	(18.9)
Korean won	(12.0)	(7.2)	15.6	8.4
Mexican peso	(9.2)	(11.9)	1.5	(10.4)
Hungarian florint	(7.8)	(21.9)	10.3	(11.6)
Other currencies	17.5	(75.2)	24.0	(51.2)
TOTAL	23.8	34.9	192.6	227.5

The movement between 2011 and 2012 mainly reflects the impact on foreign exchange translation reserves of the divestiture of regulated Water activities in the United Kingdom and solid waste activities in the United States.

15.2.6     Fair value reserves

Fair value reserves attributable to owners of the Company total -€34.2 million as of December 31, 2010, -€66.7 million as of December 31, 2011 and -€60.1 million as of December 31, 2012 and break down as follows:

(€ million)	Available-for- sale securities	Commodity derivatives hedging cash flows	Foreign currency derivatives hedging cash flows	Interest rate derivatives hedging cash flows	Total	o/w Attributable to owners of the Company
As of December 31, 2010	10.1	0.5	5.8	(51.6)	(35.2)	(34.2)
Fair value adjustments	(1.9)	(2.0)	(1.5)	(33.8)	(39.2)	(34.2)
Other movements	0.6	3.0	(1.2)	0.7	3.1	1.7
As of December 31, 2011	8.8	1.5	3.1	(84.7)	(71.3)	(66.7)
Fair value adjustments	4.1	(6.9)	(2.0)	10.9	6.1	2.9
Other movements	0.9	0.3	1.8	0.8	3.8	3.7
As of December 31, 2012	13.8	(5.1)	2.9	(73.0)	(61.4)	(60.1)
Amounts are presented net of tax.

No material amounts were released to the Consolidated Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

15.3    Non-controlling interests

A breakdown of the movement in non-controlling interests is presented in the Statement of Changes in Equity.

The decrease in non-controlling interests in 2012 is mainly due to the dividend distribution for -€216.7 million and other movements for -€628.4 million, offset by net income for the year of €136.0 million. Other movements in 2012 mainly concern the loss of joint control of Berlin Water and its equity accounting as of December 31, 2012 (€661.5 million).

The decrease in non-controlling interests in 2011 is mainly due to the dividend distribution for -€343.9 million, offset by net income for the year of €173.2 million and transactions with non-controlling interests for €54.1 million.

The increase in non-controlling interests in 2010 is due to the dividend distribution for -€233.5 million, offset by net income for the year of €290.5 million and the various share capital increases for €104.8 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 16  Non-current and current provisions

In accordance with IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Changes in discount rates applied to “Provisions for closure and post-closure costs” (waste storage facilities), which make up the majority of non-current provisions, are as follows:

Changes in discount rates

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Euro
2 to 5 years	3.28%	3.28%	3.66%
6 to 10 years	4.43%	4.59%	4.67%
More than 10 years	5.42%	5.67%	5.65%
U.S. Dollar
2 to 5 years	3.59%	2.72%	3.56%
6 to 10 years	4.53%	4.35%	4.75%
More than 10 years	5.53%	5.74%	5.95%
Pound Sterling
2 to 5 years	4.17%	3.76%	4.32%
6 to 10 years	4.98%	5.04%	5.21%
More than 10 years	5.77%	5.84%	5.86%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Movements in non-current provisions during 2012 are as follows:

(€ million)	As of December 31, 2011	Additions/ Charge	Repayment/ Utilization	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2012
Tax litigation	86.4	36.8		(1.5)		0.2	(0.6)	-0.8	(23.0)	1.9	99.4
Employee litigation	4.1	2.3		(1.7)				(0.1)	(0.7)	2.3	6.2
Other litigation	47.5	9.9		(2.8)		0.5	(0.2)	(0.2)	(10.4)	3.5	47.8
Contractual commitments	279.0	193.5	(190.9)	(0.9)		0.8	0.2			(0.3)	281.4
Provisions for work-in-progress and losses to completion on long-term contracts	138.0	20.0		2.9		2.4	(10.8)	(0.1)	(33.5)	-	118.9
Closure and post-closure costs	603.0	15.4		(9.7)		79.0	(147.8)	6.4	(53.7)	13.8	506.4
Restructuring provisions	0.6	0.1		(0.1)		(0.1)			(0.6)	0.2	0.1
Self-insurance provisions	98.7	26.0		(1.0)		3.5		(0.3)	(20.2)	(0.9)	105.8
Other provisions	67.8	61.4		(6.3)		1.8	(1.7)	-	(28.7)	(1.8)	92.5
Non-current provisions excl. pensions and other employee benefits	1,325.1	365.4	(190.9)	(21.1)		88.1	(160.9)	4.9	(170.8)	18.7	1,258.5
Provisions for pensions and other employee benefits	752.0	93.4	(145.2)	(9.1)	130.2	22.4	(48.6)	3.5		35.6	834.2
NON-CURRENT PROVISIONS	2,077.1	458.8	(336.1)	(30.2)	130.2	110.5	(209.5)	8.4	(170.8)	54.3	2,092.7

Changes in consolidation scope mainly concern the impact of the divestiture of solid waste activities in the Environmental Services Division (-€150.2 million) and the equity accounting of Berlin Water Operations from October 31, 2012.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Movements in current provisions during 2012 are as follows:

(€ million)	As of December 31, 2011	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2012
Tax litigation	73.0	20.7	(38.8)	(23.2)	0.4	(0.7)	23.0	4.4	58.8
Employee litigation	20.6	11.5	(10.0)	(1.8)		(0.2)	0.7	3.1	23.9
Other litigation	93.8	55.4	(34.9)	(17.9)	(0.8)	0.2	10.4	(1.5)	104.7
Provisions for work-in-progress and losses to completion on long-term contracts	34.0	38.4	(31.1)	(24.3)	(1.9)	(0.5)	33.5	22.3	70.4
Closure and post-closure costs	87.2	8.4	(58.0)	(7.0)	(15.3)	1.4	53.7	14.5	84.9
Restructuring provisions	20.8	30.6	(12.4)	(12.0)	0	0.3	0.6	1.4	29.3
Self-insurance provisions	86.4	83.4	(97.2)	(13.7)	(23.6)	(0.1)	20.2	(0.8)	54.6
Other provisions	189.0	61.1	(83.2)	(25.2)	3.5	0.8	28.7	(58.3)	116.4
CURRENT PROVISIONS	604.8	309.5	(365.6)	(125.1)	(37.7)	1.2	170.8	(14.9)	543.0

Changes in consolidation scope mainly concern the impact of the divestiture of solid waste activities in the Environmental Services Division.

Other movements mainly concern the transfer to “Liabilities associated with assets classified as held for sale” of Water concession activities in Morocco.

Movements in current and non-current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation (taxation, employee or other) arising in the normal course of Veolia Environnement’s business operations.

Additional information on the main litigation (particularly estimates of financial impacts) is presented in Note 36.

Provisions for litigation total €340.8 million as of December 31, 2012, compared with €325.4 million as of December 31, 2011.

The Water, Energy Services and Environmental Services Divisions account for €153.8 million, €69.8 million and €72.4 million of these provisions, respectively, as of December 31, 2012.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

These provisions total €281.4 million as of December 31, 2012 and primarily concern the Water and Energy Services Divisions in the amount of €175.0 million and €106.4 million, respectively.

Provisions for work-in-progress and losses to completion on long-term contracts

These provisions total €189.3 million as of December 31, 2012 and mainly concern activities of the Environmental Services Division in the amount of €100.0 million and of the Water Division in the amount of €81.9 million.

Closure and post-closure costs

This provision encompasses the legal and contractual obligations of the Group on the completion of operating activities at a site (primarily site rehabilitation provisions) and, more generally, expenditure associated with environmental protection as defined in the ethics charter of each entity (provision for environmental risks).

These provisions total €591.3 million and mainly concern:

•

The Environmental Services Division in the amount of €520.7 million in 2012, compared with €617.6 million in 2011 and €636.8 million in 2010;

•

The Energy Services Division in the amount of €53.4 million in 2012, compared with €60.1 million in 2011 and €64.4 million in 2010.

The decrease in these provisions is mainly due to the divestiture of solid waste activities in the Environmental Services Division in the amount of €159.9 million and changes in interest rates and the unwinding of the discount in the amount of €79.0 million.

By nature of obligation, these provisions concern:

•

Provisions for site rehabilitation which cover obligations relating to closure and post-closure costs at waste disposal facilities operated by the Group and for which it is responsible. These provisions primarily concern the Environmental Services Division. Forecast site rehabilitation costs are provided pro rata to waste tonnage deposited over the authorized duration of the sites and total €503.7 million at the end of 2012, including €464.7 million in respect of the Environmental Services Division compared with €626.2 million at the end of 2011 and €590.6 million at the end of 2010;

•

Provisions for environmental risks in the amount of €67.0 million in 2012 compared with €43.1 million in 2011 and €41.9 million in 2010;

•

Provisions for plant dismantling, essentially in the Water, Energy Services and Environmental Services Division in the amount of €20.6 million in 2012, compared with €20.9 million in 2011 and €30.2 million in 2010.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Self-insurance provisions

As of December 31, 2012, self-insurance provisions total €160.4 million, compared with €185.1 million as of December 31, 2011. They were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €102.1 million, the Energy Services Division in the amount of €38.5 million and the Environmental Services Division in the amount of €9.7 million.

Other provisions

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries and which are of immaterial individual amount.

Overall these other provisions total €208.9 million as of December 31, 2012, compared with €256.8 million as of December 31, 2011 and mainly concern:

•

the Water Division in the amount of €123.0 million as of December 31, 2012, compared with €129.1 million as of December 31, 2011;

•

the Environmental Services Division in the amount of €50.7 million as of December 31, 2012, compared with €89.2 million as of December 31, 2011;

•

the Energy Services Division in the amount of €32.2 million as of December 31, 2012, compared with €43.4 million as of December 31, 2011.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2012 total €834.2 million, and include provisions for pensions and other post-employment benefits of €724.4 million (governed by IAS 19 and detailed in Note 29, Employee benefit obligation) and provisions for other long-term benefits of €109.8 million.

Recap: Movements in non-current provisions during 2011 are as follows:

(€ million)	As of December 31, 2010	Additions/ Charge	Repayment/ Utilization	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current /current reclassification	Other	As of December 31, 2011
Tax litigation	109.6	14.9	-	(6.5)	-	0.1	1.4	(0.2)	(32.6)	(0.3)	86.4
Employee litigation	9.8	3.1	-	(1.0)	-	-	(1.8)	(0.0)	(0.5)	(5.5)	4.1
Other litigation	114.6	16.4	-	(12.4)	-	0.6	(0.6)	0.4	(55.0)	(16.5)	47.5
Contractual commitments	180.9	179.7	(177.4)	(1.8)	-	1.4	3.1	0.2	-	92.9	279.0
Provisions for work-in-progress and losses to completion on long-term contracts	205.8	16.2	-	(11.2)	-	4.6	(57.1)	1.1	(25.1)	3.7	138.0
Closure and post-closure costs	615.5	3.5	-	(3.7)	-	65.8	(24.5)	4.7	(62.0)	3.7	603.0
Restructuring provisions	1.2	0.5	-	(0.0)	-	(0.0)	0.8	(0.0)	(1.3)	(0.6)	0.6
Self-insurance provisions	116.8	34.9	-	(12.4)	-	1.8	(9.4)	0.6	(17.6)	(16.0)	98.7
Other provisions	78.9	35.0	-	(3.7)	-	1.5	(10.1)	(0.3)	(11.9)	(21.6)	67.8
Non-current provisions excl. pensions and other employee benefits	1,433.1	304.2	(177.4)	(52.7)	-	75.8	(98.2)	6.5	(206.0)	39.8	1,325.1
Provisions for pensions and other employee benefits	880.8	103.0	(120.9)	(28.2)	33.8	22.1	(54.7)	3.3	-	(87.2)	752.0
NON-CURRENT PROVISIONS	2,313.9	407.2	(298.3)	(80.9)	33.8	97.9	(152.9)	9.8	(206.0)	(47.4)	2,077.1

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Movements in current provisions during 2011 are as follows:

(€ million)	As of December 31, 2010	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2011
Tax litigation	47.1	43.5	(46.1)	(3.4)	(2.8)	(0.4)	32.6	2.5	73.0
Employee litigation	25.6	16.0	(10.3)	(2.2)	(5.0)	(0.1)	0.5	(3.9)	20.6
Other litigation	127.5	36.5	(59.6)	(34.1)	3.4	0.2	55.0	(35.1)	93.8
Provisions for work-in-progress and losses to completion on long-term contracts	89.7	18.1	(74.1)	(4.1)	(10.8)	(0.4)	27.6	(12.0)	34.0
Closure and post-closure costs	99.7	5.9	(49.2)	(29.0)	1.0	(0.1)	62.0	(3.1)	87.2
Restructuring provisions	13.9	22.0	(9.4)	(4.3)	(0.4)	(0.6)	1.3	(1.7)	20.8
Self-insurance provisions	101.4	89.1	(88.4)	(9.1)	(13.5)	1.0	17.6	(11.7)	86.4
Other provisions	185.0	111.4	(94.0)	(18.9)	(17.7)	(0.1)	9.3	14.0	189.0
CURRENT PROVISIONS	689.9	342.5	(431.1)	(105.1)	(45.8)	(0.5)	205.9	(51.0)	604.8

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 17  Non-current and current borrowings

(€ million)	As of December 31,
	Non-current			Current			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Bond issues	10,870.6	13,076.2	13,625.7	834.5	690.8	17.1	11,705.1	13,767.0	13,642.8
• maturing in < 1 year	-	-	-	834.5	690.8	17.1	834.5	690.8	17.1
• maturing in 2-3 years	1,904.2	2,400.9	2,004.5	-	-	-	1,904.2	2,400.9	2,004.5
• maturing in 4-5 years	1,810.8	2,127.1	2,382.0	-	-	-	1,810.8	2,127.1	2,382.0
• maturing in > 5 years	7,155.6	8,548.2	9,239.2	-	-	-	7,155.6	8,548.2	9,239.2
Other borrowings	2,213.1	3,630.5	4,270.4	2,794.7	3,251.5	2,810.0	5,007.8	6,882.0	7,080.4
• maturing in < 1 year	-	-	-	2,794.7	3,251.5	2,810.0	2,794.7	3,251.5	2,810.0
• maturing in 2-3 years	966.5	1,050.2	1,429.8	-	-	-	966.5	1,050.2	1,429.8
• maturing in 4-5 years	384.2	493.4	572.2	-	-	-	384.2	493.4	572.2
• maturing in > 5 years	862.4	2,086.9	2,268.4	-	-	-	862.4	2,086.9	2,268.4
TOTAL NON-CURRENT AND CURRENT BORROWINGS	13,083.7	16,706.7	17,896.1	3,629.2	3,942.3	2,827.1	16,712.9	20,649.0	20,723.2
The heading “Net increase/decrease in current borrowings” in the Consolidated Cash Flow Statement includes redemptions of current bonds in the amount of €698.1 million in 2012 and increases and repayments of other current borrowings of -€641.4 million. This heading does not include accrued interest payable of €70.6 million in 2012, presented on the line “Interest paid” in the Consolidated Cash Flow Statement.

The heading “New non-current borrowings and other debts” in the Consolidated cash Flow Statement includes non-current bond issues in the amount of €738.9 million in 2012 and new other non-current borrowings of €647.1 million. However, it excludes new finance lease obligations of €59.9 million in 2012, presented in investment flows.

The heading “Principal payments on non-current borrowings and other debts” in the Consolidated Cash Flow Statement includes redemptions of non-current bonds in the amount of €1,573.7 million in 2012 and principal payments on other non-current borrowings of €85.9 million.

17.1    Movements in non-current and current bond issues

Movements in non-current and current bond issues during 2012 are as follows:

(€ million)	As of December 31, 2011	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments(1)	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2012
Non-current bonds	13,076.2	738.9	(1,573.7)	(246.4)	(390.3)	106.9	(841.0)	-	10,870.6
Current bonds	690.8	-	(698.1)	-	(0.4)	0.2	841.0	1.0	834.5
TOTAL BONDS	13,767.0	738.9	(2,271.8)	(246.4)	(390.7)	107.1	-	1.0	11,705.1
(1) Fair value adjustments are recorded in financial income and expenses.

Non-current borrowings are recorded as financial liabilities at amortized cost for accounting purposes. Hedging transactions were entered into in respect of certain fixed-rate borrowings. Fair value hedge accounting was applied to these transactions.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Increases and repayments mainly comprise:

•

The early refinancing between March 19 and 27, 2012 of a portion of the bond lines maturing in May 2013, April 2014, January 2017 and May 2018 in the amounts of €49.7 million (4.875% coupon), €430.8 million (5.25% coupon), €139.5 million (4.375% coupon) and €130 million (5.375% coupon) respectively, representing a total of €750 million, by issuing a new bond line in the same amount maturing in March 2027 and paying a coupon of 4.625%;

•

The issue by Veolia Environnement, under its EMTN program, of a new CNY 500 million (€63.3 million at the issue date) bond line on June 26, 2012, maturing June 2017, to finance the requirements of its subsidiaries in China;

•

The repayment of the bond line maturing February 2012 in the amount of €671 million;

•

The early redemption, on January 9, 2012, of US private placements performed in January 2003, in a euro-equivalent amount of €350 million;

•

The partial redemption, in November and December 2012, of bonds in a total amount of USD 203 million on the USD bond lines maturing in 2015 and 2018 and €597 million on the EUR bond lines maturing in 2016 and 2017 (see also Note 3).

Non-current/current reclassifications concern the European public issue maturing in May 2013 in the amount of €437 million and the public issue on the US market maturing in June 2013 in the amount of €377 million.

Changes in consolidation scope primarily concern the removal of the bond line carried by regulated Water activities in the United Kingdom, divested during the year, in the euro-equivalent amount of €246 million.

Non-current bonds break down by maturity as follows:

(€ million)	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	Maturing in
				2 to 3 years	4 to 5 years	> 5 years
Publicly offered or traded issuances(a)	12,836.0	12,264.2	10,645.6	1,851.3	1,773.1	7,021.2
European market(i)	11,403.0	10,940.1	9,859.5	1,851.3	1,773.1	6,235.1
U.S. market(ii)	1,433.0	1,324.1	786.1	-	-	786.1
Private placements(b)	324.9	338.8	-	-	-	-
Three Valleys bond issue(c)	228.4	235.5	-	-	-	-
Stirling Water Seafield Finance bond issue(d)	90.2	89.2	87.2	9.0	10.3	67.9
Other amounts < €50 million in 2012	146.2	148.5	137.8	43.9	27.4	66.5
NON-CURRENT BOND ISSUES	13,625.7	13,076.2	10,870.6	1,904.2	1,810.8	7,155.6

(a)  Publicly offered or traded issuances

(i)   European market: As of December 31, 2012, an amount of €10,296.8 million is recorded in the Consolidated Statement of Financial Position in respect of bonds issued under the European Medium Term Notes (EMTN) Program, including €9,859.5 million maturing in more than one year. The impact of the fair value measurement of hedged interest rate risk is €147.0 million at the year-end (non-current portion).

During the fourth quarter of 2012, Veolia Environnement bought back €341 million of the bond line maturing in February 2016 (4.0% coupon), reducing nominal outstandings to €559 million and €256 million of the bond line maturing in January 2017 (4.375% coupon), reducing nominal outstandings to €744 million.

(ii)  U.S. market: As of December 31, 2012, nominal outstandings on the bond issues performed in the United States on May 27, 2008 total €1,089.1 million (euro equivalent), including €717.6 million (euro-equivalent) maturing in more than one year. The non-current portion recognized in the Consolidated Statement of Financial Position is €786.1 million (including fair value adjustments of €17.3 million).
These fixed-rate bond issues total USD 1.4 billion and comprise three tranches:

•     Tranche 1, maturing June 3, 2013, of USD 490 million, bearing fixed-rate interest of 5.25% (reclassified in current bond issues as of December 31, 2012);

•     Tranche 2, maturing June 1, 2018, of USD 547 million, bearing fixed-rate interest of 6%; USD 153 million was bought back in December 2012

•     Tranche 3, maturing June 1, 2038, of USD 400 million, bearing fixed-rate interest of 6.75%;

(b)  Private placements: the private placements were redeemed early on February 2, 2012 in the amount of €350 million (euro-equivalent)

(c)  VW Central (formerly Three Valleys) bond issue: the £200 million bond issue performed by VW Central in the U.K. (Water Division) in July 2004, bearing interest of 5.875%, was removed from the accounts following the divestiture of regulated Water activities in the United Kingdom.

(d)  Stirling Water Seafield Finance bond issue: the outstanding balance as of December 31, 2012 on the amortizable bond issue performed in 1999 by Stirling Water Seafield Finance (Veolia Water UK subsidiary, Water Division), is £78.4 million. This bond issue is recognized at amortized cost for a euro equivalent of €87.2 million as of December 31, 2012 (non-current portion). This bond matures on September 26, 2026.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Breakdown of non-current bond issues by component:

Transaction (all amounts are in € million)	Final maturity	Currency	Nominal	Interest rate	Net carrying amount
Series 11	05/28/2018	EUR	620	5.375%	716
Series 12	11/25/2033	EUR	700	6.125%	695
Series 15	06/17/2015	EUR	875	1.75% (indexed to European inflation)	1,013
Series 17	02/12/2016	EUR	559	4.000%	598
Series 18	12/11/2020	EUR	600	4.375%	678
Series 21	01/16/2017	EUR	744	4.375%	853
Series 23	05/24/2022	EUR	1,000	5.125%	1,077
Series 24	10/29/2037	GBP	796	6.125%	822
Series 25	04/24/2014	EUR	819	5.250%	838
Series 26	04/24/2019	EUR	750	6.750%	800
Series 27	06/29/2017	EUR	250	5.700%	263
Series 28 (PEO)	01/06/2021	EUR	834	4.247%	780
Series 29 (PEO)	03/30/2027	EUR	750	4.625%	667
Series 30	06/26/2017	CNY	61	4.500%	60
Total bond issues (EMTN)	N/A	N/A	9,358	N/A	9,860
USD Series Tranche 2	01/06/2018	USD	414	6.000%	454
USD Series Tranche 3	01/06/2038	USD	303	6.750%	332
Total publicly offered or traded issuances in USD	N/A	N/A	717		786
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	96	5.822%	87
Total principle bond issues	N/A	N/A	10,171	N/A	10,733
Total other bond issues	N/A	N/A		N/A	138
TOTAL NON-CURRENT BOND ISSUES	N/A	N/A		N/A	10,871

Recap: Movements in non-current and current bond issues during 2011 are as follows:

(€ million)	As of December 31, 2010	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments(1)	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2011
Non-current bonds	13,625.7	124.5	(194.6)	-	150.6	63.5	(693.5)	-	13,076.2
Current bonds	17.1	-	(20.5)	1.1	-	0.6	693.5	(1.0)	690.8
TOTAL BONDS	13,642.8	124.5	(215.1)	1.1	150.6	64.1	-	(1.0)	13,767.0
(1) Fair value adjustments are recorded in financial income and expenses.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

17.2    Movements in other borrowings

(€ million)	As of December 31, 2011	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments(1)	Foreign exchange translation	Non-current/ current reclassification	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2012
Other non-current borrowings	3,630.5	647.1	(85.9)	(1,288.3)	0.3	8.0	(478.0)	(227.3)	6.7	2,213.1
Other current borrowings	3,251.5	406.2	(1,047.6)	(343.7)	5.6	42.4	478.0	20.4	(18.1)	2,794.7
OTHER BORROWINGS	6,882.0	1,053.3	(1,133.5)	(1,632.0)	5.9	50.4	-	(206.9)	(11.4)	5,007.8
(1) Fair value adjustments are recorded in financial income and expenses.

The decrease in other non-current borrowings in 2012 breaks down as follows:

Increases and repayments mainly concern draw-downs on project debt and on the Polish zloty syndicated loan facility.

Changes in consolidation scope mainly concern the removal of the BWB debt in line with its change to equity accounting in the amount of €1,346 million.

Transfers to liabilities classified as held for sale mainly concern the transfer to Liabilities directly associated with assets classified as held for sale of other borrowings held by Morocco Water in line with the reclassification to discontinued operations of these activities (€272.4 million).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Breakdown of other non-current borrowings by main component:

(€ million)	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	Maturing in
				2 to 3 years	4 to 5 years	> 5 years
BWB and SPE debts(a)	1,334.9	1,325.8	-	-	-	-
Finance lease obligations(b)	571.1	434.5	346.4	103.9	70.2	172.3
Multi-currency syndicated loan facility(c)	345.5	307.3	392.7	392.7	-	-
Shenzhen(d)	107.8	112.6	107.5	15.1	21.3	71.1
Non-controlling interest put options (Note 1.14.5)(e)	18.1	34.8	122.2	121.6	-	0.6
VSA Tecnitalia(f)	76.8	-	-	-	-	-
Redal (g)	90.4	82.3	-	-	-	-
Cogevolt(h)	34.7	-	-	-	-	-
Syndicated loan facility in CZK(i)	59.9	-	-	-	-	-
Glen Water Holding Ltd.(j)	77.5	78.4	79.1	3.3	9.7	66.1
VID(k)	78.9	73.8	71.2	10.3	11.1	49.8
SHARQIYAH(l)	52.1	50.2	89.0	13.7	13.7	61.6
Shanghai Pudong(m)	75.9	57.1	76.6	29.9	21.6	25.1
Other amounts < €70 million	1346.9	1,073.7	928.4	276.0	236.6	415.8
OTHER NON-CURRENT BORROWINGS	4,270.4	3,630.5	2,213.1	966.5	384.2	862.4

(a)   WB and SPE debts: The Berliner Wasser Betriebe ("BWB" in the Water Division) non-current borrowing, were deconsolidated in line with the equity accounting of BWB from October 31, 2012.

(b)   Finance lease obligations: as of December 2012, finance lease obligations fall due between 2013 and 2045. Interest rates are fixed or floating (indexed to EONIA, euro T4M and euro TAM or their equivalent for financing in other currencies).

(c)   Multi-currency syndicated loan facility: this €4 billion multi-currency syndicated loan facility maturing in 2012 was refinanced early in April 2011 by two syndicated loan facilities: a 5-year €2.5 billion multi-currency loan facility and a 3-year €500 million loan facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. Both facilities include two one-year extension options that were exercised and accepted in 2012. As of December 31, 2012, the Polish zloty syndicated loan facility was drawn in the amount of PLN 1,600 million (euro equivalent of €392.7 million).

(d)   Shenzhen: this financing, which concerns the comprehensive water management contract for the town of Shenzhen, is carried by Beijing Capital VW Invest. Co, proportionately consolidated (50%), in the amount of €107.5 million (euro equivalent) as of December 31, 2012. This Chinese renminbi yuan redeemable loan matures in June 2022 and bears interest to December 2013 at a fixed-rate of 6.55%, now revisable each year.

(e)    The increase in non-controlling interest put options reflects the commitment granted by the Group on the acquisition of SPEC in the amount of €9.3 million and a new commitment in respect of Veolia Voda in the amount of €102.5 million.

(f)    VSA Tecnitalia: this borrowing was transferred to current borrowings as of December 31, 2011.

(g)    Redal: this debt was reclassified to liabilities directly associated with assets held for sale as of December 31, 2012.

(h)    Cogevolt: this securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division and matured in May 2012.

(i)    Syndicated loan facility in CZK: this CZK 12 billion syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated loan facility negotiated in November 2003. It included a CZK 8 billion tranche which matured on July 29, 2010 and a CZK 4 billion redeemable tranche which matured on July 27, 2012.

(j)    Glen Water: debt carried by Glen Water Holding Ltd proportionately consolidated in the amount of 50%. It matures in December 2030, bears interest at a rate of 6.047% and amounts to €79.1 million as of December 31, 2012.

(k)    VID: financing carried by V.I.D. Desalination Company Ltd in respect of the Ashkelon project, proportionately consolidated in the amount of 50%, of €71.2 million as of December 31, 2012. This financing primarily consists of an amortizable loan bearing interest at a rate of 7.75% and maturing in 2026.

(l)    Sharquiyah: financing carried by Sharqiyah Desalination Company, fully consolidated from August 2, 2012, of €89.0 million as of December 31, 2012. This floating-rate financing, maturing in December 2028, is hedged 76% by a 6.10% fixed rate swap.

(m)   Shanghai Pudong: financing carried by Shanghai Pudong – Veolia Water Corp Ltd, proportionately consolidated in the amount of 50%, of €76.6 million (euro-equivalent) as of December 31, 2012. This financing comprises various Chinese renminbi yuan loans with maturities up to 2026.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Other current borrowings total €2,794.7 million as of December 31, 2012, compared with €3,251.5 million as of December 31, 2011 and €2,810.0 million as of December 31, 2010.

Increases and repayments of other current borrowings in 2012 mainly reflect the increase in treasury notes issued in the amount of €444 million and the arrival at maturity of the securitization program in May 2012 (€391 million as of December 31, 2011), the decrease in the debt to Caisse des dépôts et consignations in respect of Veolia Transdev cash surpluses invested by Veolia Environnement S.A. (-€110 million) and principal payments on project debts during the year.

Changes in consolidation scope mainly concern the deconsolidation of the BWB debt in line with its equity accounting in the amount of €116.3 million.

As of December 31, 2012, current borrowings mainly concern:

•

Veolia Environnement SA for €2,180.8 million (including bond issues of €814.2 million, treasury notes of €943.6 million and accrued interest on debt of €279.9 million);

•

The Water Division for €468.7 million (including the Tianjin debt of €135.2 million);

•

The Environmental Services Division for €414.1 million;

•

The Energy Services Division for €430.7 million (including external refinancing in Dalkia Polska of €112.7 million).

The current portion of Group finance lease obligations is €77.1 million as of December 31, 2012, compared with €88.7 million as of December 31, 2011 and €112.4 million as of December 31, 2010.

Recap: Movements in other borrowings during 2011 are as follows:

(€ million)	As of December 31, 2010	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments(1)	Foreign exchange translation	Non-current/ current reclassification	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2011
Other non-current borrowings	4,270.4	666.2	(120.4)	51.4	1.6	18.4	(1,079.6)	(206.1)	28.6	3,630.5
Other current borrowings	2,810.0	385.2	(881.7)	50.4	7.0	21.1	1,079.6	(165.4)	(54.7)	3,251.5
OTHER BORROWINGS	7,080.4	1,051.4	(1,002.1)	101.8	8.6	39.5	-	(371.5)	(26.1)	6,882.0
(1) Fair value adjustments are recorded in financial income and expenses.

The decrease in other non-current borrowings in 2011 breaks down as follows:

Increases and repayments mainly concern draw-downs on project debt and on the Polish zloty syndicated loan facility.

Changes in consolidation scope mainly concern the Veolia Transdev combination (+€64.2 million, see Note 23).

Non-current/current reclassifications primarily reflect the impact of the refinancing of the syndicated loan facilities maturing April 2012 in April 2011 in the amount of €345 million.

Transfers to liabilities classified as held for sale mainly concern the transfer to liabilities directly associated with assets classified as held for sale of the other borrowings of the Veolia Transdev group reclassified to discontinued operations (-€206.9 million, see Notes 3 and 23).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

17.3    Breakdown of non-current and current borrowings by currency

Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Chinese renminbi yuan and Polish zloty.

Borrowings break down by original currency (before currency swaps) as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Euro	12,228.4	15,420.7	15,385.1
U.S. Dollar	1,511.0	1,996.2	2,142.9
Pound Sterling	1,081.4	1,353.6	1,328.0
Chinese renminbi yuan	826.8	726.7	632.9
Polish zloty	526.6	338.7	293.2
Moroccan dirham	6.9	158.7	193.4
Danish crown	163.1	196.0	159.4
Israeli shekel	133.2	144.0	129.3
Czech Crown	15.0	68.4	95.1
Korean won	22.1	26.8	33.1
Norwegian crown	-	-	19.3
Other	198.4	219.2	311.5
NON-CURRENT AND CURRENT BORROWINGS	16,712.9	20,649.0	20,723.2

17.4    Finance leases

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recognized as assets in the Consolidated Statement of Financial Position.

Assets financed by finance lease break down by category as follows:

(€ million)	Property, plant and equipment	Concession intangible assets	Operating financial assets	Total
As of December 31, 2012	125.1	120.7	197.6	443.4
As of December 31, 2011	258.4	114.9	220.1	593.4
As of December 31, 2010	343.5	131.1	237.0	711.6

The decrease in assets financed by finance lease is mainly due to the exercise of the Marine Swordfish option in the Environmental Services Division in the amount of €56 million and the divestiture of Estonian activities in the Energy Services Division in the amount of €25 million.

As of December 31, 2012, future minimum lease payments under these contracts are as follows:

(€ million)	Finance leases
Less than 1 year	97.6
2 to 3 years	148.4
4 to 5 years	94.4
More than 5 years	222.7
TOTAL FUTURE MINIMUM LEASE PAYMENTS	563.1
Less amounts representing interest	145.8
PRESENT VALUE OF MINIMUM LEASE PAYMENTS (FINANCE LEASES)	417.3

Contingent rent and sub-lease income for the period recorded in the Consolidated Income Statement is not material.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 18  Revenue

As for other Income Statement headings, Revenue does not include amounts relating to discontinued operations, in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see Note 23).

These amounts concern:

•

The entire contribution of Veolia Transdev, excluding the activities of the Société Nationale Maritime Corse Méditerranée (SNCM) Group, as this sub-group was excluded from the Veolia Transdev divestiture process;

•

Water activities in Morocco;

•

Wind energy activities, partially divested as of December 31, 2012, through the divestiture of Ridgeline on December 31, 2012;

•

Urban lighting activities (Citelum) in the Energy Services Division;

•

Regulated Water activities in the United Kingdom in the Water Division, divested in June 2012;

•

Solid waste activities in the United States in the Environmental Services Division, divested in November 2012;

•

Norwegian activities in the Environmental Services Division, divested in March 2011;

•

German activities in the Energy Services Division, divested in May and August 2011;

•

Household assistance services (Proxiserve), divested in December 2011;

•

Water activities in the Netherlands, divested in December 2010.

The results of these activities are presented in a separate line, “Net income (loss) from discontinued operations”, for fiscal year 2012 and fiscal years 2011 and 2010 presented for comparison purposes (see Note 23).

Breakdown of Revenue (see Note 1.17)

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Services rendered	22,688.6	21,632.6	21,292.2
Sales of goods	2,205.2	2,477.6	2,161.7
Revenue from operating financial assets	329.4	383.7	380.8
Construction	4,215.3	4,082.6	4,016.9
REVENUE	29,438.5	28,576.5	27,851.6

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

A breakdown of revenue by operating segment is presented in Note 40.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 19  Operating income

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	29,438.5	28,576.5	27,851.6
Cost of sales	(24,795.4)	(24,143.0)	(22,644.2)
o/w:
• impairment losses on goodwill, net of negative goodwill recognized in the Consolidated Income Statement	(85.6)	(470.4)	0.2
• impairment losses (excl. working capital) and provisions	(119.5)	(132.7)	(20.7)
• restructuring costs	(14.9)	-	(14.4)
• replacement costs	(409.6)	(405.1)	(368.5)
Selling costs	(607.7)	(582.7)	(572.8)
General and administrative expenses	(3,002.3)	(3,084.5)	(3,040.7)
• Research and development costs	(103.9)	(110.9)	87.4
Other operating revenue and expenses	61.9	62.8	182.2
o/w:
• Capital gains (losses) on disposal of financial assets	63.1	63.4	179.5
• Other	(1.2)	(0.6)	2.7
OPERATING INCOME	1,095.0	829.1	1,776.1

Breakdown of capital gains and losses on disposal

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Capital gains and losses on disposals of property, plant and equipment	21.2	13.7	19.5
Capital gains and losses on disposals of financial assets	63.1	63.4	179.5
Capital gains and losses on disposals recognized in operating income	84.3	77.1	199.0
Capital gains and losses on disposals recognized in financial income (loss)	(0.2)	(2.3)	(2.7)
Capital gains and losses on disposals of PP&E and financial assets	16.5	16.7	23.5
Capital gains and losses on disposals of discontinued operations	581.5	500.9	57.4
Capital gains and losses on disposals recognized in net income (loss) from discontinued operations	598.0	517.6	80.9
TOTAL CAPITAL GAINS AND LOSSES ON DISPOSALS IN THE CASH FLOW STATEMENT	682.1	592.4	277.2

A breakdown of capital gains and losses on disposals of discontinued operations is provided in Note 23.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Breakdown of impairment losses

The main impairment losses recognized as of December 31, 2012 break down as follows:

•

Impairment losses on goodwill in the amount of €85.6 million, mainly concerning:

-

Group non-regulated activities in the United Kingdom in the Water Division in the amount of €56.6 million;

-

Estonian and Latvian activities in the Energy Services and Environmental Services Divisions in the amount of €25.6 million.

•

Impairment losses and provisions recognized in cost of sales in the amount of €119.5 million, mainly concerning:

-

in the Environmental Services Division, the impairment loss Marine Services assets in the amount of €36.7 million;

-

and impairment losses recognized on SNCM non-current assets in the amount of €35.0 million. The enterprise value (Group share) is €13 million at the year end.

As of December 31, 2011, impairment losses on goodwill and non-current assets mainly concern:

•

In Italy, the Energy Services Division in the amount of €242.8 million and the Environmental Services Division in the amount of €169.6 million;

•

In the United States, the Energy Services Division in the amount of €153.1 million.

Breakdown of operating depreciation, amortization, provisions and impairment losses

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2012 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
OPERATING DEPRECIATION, AMORTIZATION AND PROVISIONS, NET	(2,543.5)	860.7	(1,682.8)	(1,615.2)	(1,417.9)
Depreciation and amortization	(1,482.7)	2.9	(1,479.8)	(1,388.9)	(1,355.7)
Property, plant and equipment	(964.2)	2.9	(961.3)	(921.5)	(917.6)
Intangible assets	(518.5)		(518.5)	(467.4)	(438.1)
Impairment losses	(426.2)	187.8	(238.4)	(377.0)	(82.5)
Property, plant and equipment	(114.2)	10.8	(103.4)	(181.1)	(19.5)
Intangible assets and operating financial assets	(50.2)	1.3	(48.9)	(191.6)	(25.6)
Inventories	(29.9)	33.6	3.7	13.3	(6.4)
Trade receivables	(213.8)	125.6	(88.2)	(16.2)	(35.4)
Other operating and non-operating receivables	(18.1)	16.5	(1.6)	(1.4)	4.4
Non-current and current operating provisions	(634.6)	670.0	35.4	150.7	20.3
Non-current operating provisions	(388.5)	296.7	(91.8)	(18.5)	(111.8)
Current operating provisions	(246.1)	373.3	127.2	169.2	132.1
IMPAIRMENT LOSSES AND IMPACT OF DISPOSALS ON GOODWILL AND NEGATIVE GOODWILL RECOGNIZED IN THE CONSOLIDATED INCOME STATEMENT	(85.6)		(85.6)	(470.4)	0.2
OPERATING DEPRECIATION, AMORTIZATION, PROVISIONS AND IMPAIRMENT LOSSES	(2,629.1)	860.7	(1,768.4)	(2,085.6)	(1,417.7)

Operating depreciation, amortization, charges to provisions and impairment losses in the Consolidated Cash Flow Statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of -€290.6 million in 2012, -€761.2 million in 2011 and -€503.9 million in 2010. Impairment losses on inventories and receivables are recorded in changes in working capital in the Consolidated Cash Flow Statement.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: Before adjustment for wind energy activities, Water activities in Morocco, the divestiture of regulated Water activities in the United Kingdom and solid waste activities in the United States and the inclusion of SNCM in continuing operations, published Operating depreciation, amortization, provisions and impairment losses for the year ended December 31, 2011 and 2010 broke down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2011	Year ended December 31, 2010
OPERATING DEPRECIATION, AMORTIZATION AND PROVISIONS, NET	(2,723.4)	1,022.5	(1,700.9)	(1,553.8)
Depreciation and amortization	(1,552.4)	2.9	(1,549.5)	(1,475.2)
Property, plant and equipment	(1,054.9)	2.9	(1,052.0)	(1,021.5)
Intangible assets	(497.5)	-	(497.5)	(453.7)
Impairment losses	(559.6)	239.8	(319.8)	(80.5)
Property, plant and equipment	(112.7)	9.4	(103.3)	(19.5)
Intangible assets and operating financial assets	(221.0)	7.7	(213.3)	(25.5)
Inventories	(28.4)	41.7	13.3	(6.1)
Trade receivables	(184.7)	165.8	(18.9)	(34.4)
Other operating and non-operating receivables	(12.8)	15.2	2.4	5.0
Non-current and current operating provisions	(611.4)	779.8	168.4	1.9
Non-current operating provisions	(348.0)	337.0	(11.0)	(107.0)
Current operating provisions	(263.4)	442.8	179.4	108.9
IMPAIRMENT LOSSES AND IMPACT OF DISPOSALS ON GOODWILL AND NEGATIVE GOODWILL RECOGNIZED IN THE CONSOLIDATED INCOME STATEMENT			(502.8)	0.2
OPERATING DEPRECIATION, AMORTIZATION, PROVISIONS AND IMPAIRMENT LOSSES	-	-	(2,203.7)	(1,553.6)

Restructuring costs

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Restructuring costs	(48.2)	(6.3)	(16.8)
Net charge to restructuring provisions	(7.6)	(7.8)	(4.7)
RESTRUCTURING COSTS	(55.8)	(14.1)	(21.5)

In 2012, restructuring costs are included in cost of sales in the amount of -€14.9 million, selling costs in the amount of -€0.6 million and general and administrative expenses in the amount of -€40.3 million.

Restructuring costs included in general and administrative expenses in 2012 include notably -€17.6 million in the Energy Services Division and -€11.4 million in the “Other” segment. They include notably costs of Group holdings restructuring plan.

Personnel costs

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Employee costs	(7,978.9)	(7,754.3)	(7,362.5)
Profit-sharing and incentive schemes	(139.9)	(154.0)	(152.4)
Share-based compensation (IFRS 2)	1.1	(1.6)	(3.1)
PERSONNEL COSTS	(8,117.7)	(7,909.9)	(7,518.0)

Research and development costs

Research and developments costs totaled €103.9 million, €110.9 million and €87.4 million in fiscal years 2012, 2011 and 2010 respectively.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 20  Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Finance income	80.1	112.9	93.2
Finance costs	(838.9)	(823.0)	(816.2)
NET FINANCE COSTS	(758.8)	(710.1)	(723.0)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs total €758.8 million in 2012, compared with €710.1 million in 2011.

Net finance costs presented in the Consolidated Cash Flow Statement reflect the net finance costs of continuing operations presented above and the net finance costs of discontinued operations of €75.9 million in 2012.

The heading “Interest paid” in the Consolidated Cash Flow Statement reflects the net finance costs of continuing and discounted operations adjusted for accrued interest of €70.6 million and fair value adjustments to hedging derivatives in the amount of €60.5 million in 2012.

The increase in net finance costs is mainly due to the active management of debt: expenses incurred on the early redemption of US private placements (USPP) in February 2012 and on the redemption of bond issues in the fourth quarter of 2012, partially offset by a decrease in expenses tied to the redemption of the bond line maturing in February 2012 (5.875%). These transactions were performed to improve the liquidity cost.

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Financial liabilities measured using the effective interest method	(843.5)	(910.2)	(902.0)
Commission on undrawn credit facilities	(9.4)	(10.0)	(6.4)
Expenses on gross debt	(852.9)	(920.2)	(908.4)
Assets at fair value through the Consolidated Income Statement (fair value option)*	49.1	85.0	56.5
Net gains and losses on derivative instruments, hedging relationships and other	45.0	125.1	128.9
NET FINANCE COSTS	(758.8)	(710.1)	(723.0)
* Cash equivalents are valued at fair value through the Consolidated Income Statement.

Net gains and losses on derivative instruments, hedging relationships and other mainly include the following amounts for fiscal year 2012:

•

Interest income on hedging relationships (fair value hedges and cash flow hedges) of €112.2 million, as a result of the fall in interest rates in fiscal year 2012;

•

The unwinding of the discount on non–controlling interest put options in the amount of -€9.2 million;

•

Net gains and losses on derivatives not qualifying for hedge accounting of -€51.4 million, mainly on foreign currency derivatives.

In addition, the charge relating to the ineffective portion of net investment hedges and cash flow hedges was not material in 2012 or 2011.

Interest income on instruments measured using the effective interest method (including interest income recorded in operating income and in other financial income and expenses) totals €350.0 million in 2012, compared with €400.9 million in 2011 and €393.3 million in 2010.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 21  Other financial income and expenses

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net gains and losses on loans and receivables(1)	18.4	14.0	5.5
Net gains and losses on available-for-sale assets(2)	4.9	4.6	(1.4)
Assets and liabilities at fair value through the Consolidated Income Statement	(1.0)	-	(16.7)
Unwinding of the discount on provisions	(58.9)	(50.1)	(61.5)
Foreign exchange gains and losses	(21.1)	(6.6)	(3.5)
Other	(5.8)	(9.3)	(19.8)
OTHER FINANCIAL INCOME AND EXPENSES	(63.5)	(47.4)	(97.4)

(1)  Including impairment losses of €7.7 million in 2012, compared with €9.1 million in 2011 and €23.3 million in 2010.

(2)  Including dividends received of €4.8 million in 2012, compared with €4.0 million in 2011 and €6.0 million in 2010.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 22  Income tax expense

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Current income tax expense	(355.7)	(283.4)	(284.1)
France	(99.2)	(62.3)	(73.7)
Other countries	(256.5)	(221.1)	(210.4)
Deferred tax expense (income)	196.7	(237.5)	11.7
France	2.5	(74.0)	(16.4)
Other countries	194.2	(163.5)	28.1
TOTAL INCOME TAX EXPENSE	(159.0)	(520.9)	(272.4)

The income tax expense presented in the Consolidated Cash Flow Statement reflects the income tax expense of continuing operations presented above and the income tax expense of discontinued operations.

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company (five-year agreement, renewed in 2011). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

The US tax group was reorganized in 2006. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 12 and 34).

The Group bears a net income tax expense of €159.0 million in 2012, compared with €520.9 million in 2011. The 2012 net income tax expense includes the impact of the recognition of tax losses of the US tax group of around €120 million, primarily due to amendments to forecasts in the United States and the consequences of changes in consolidation scope.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Effective tax rate

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net income from continuing operations (a)	143.7	(437.6)	702.6
Share of net income of associates (b)	30.0	11.7	19.3
Income tax expense (c)	(159.0)	(520.9)	(272.4)
Net income from continuing operations before tax (d) = (a)-(b)-(c)	272.7	71.6	955.7
Effective tax rate (c) / (d)	58.31%	727.45%	28.50%
Theoretical tax rate(1)	34.43%	34.43%	34.43%
Net impairment losses on goodwill not deductible for tax purposes	5.14%	209.22%	0.30%
Differences in tax rate(2)	-12.09%	-96.09%	-9.99%
Capital gains and losses on disposals	3.08%	-49.02%	-2.45%
Dividends(2)	14.29%	47.07%	3.18%
Taxation without basis	8.84%	71.79%	1.58%
Effect of tax projections	-8.72%	553.35%	5.34%
Other permanent differences(2)	13.34%	-43.30%	-3.89%
EFFECTIVE TAX RATE	58.31%	727.45%	28.50%

(1)  The tax rate indicated is the statutory tax rate in France excluding the exceptional contribution applicable in fiscal years 2011 to 2014.

(2)  The main elements explaining the effective tax rate are as follows:

-   taxable dividends;

-   differences in tax rate due to the presence of the Group in countries which have a different theoretical tax rate;

-   other permanent differences mainly related to non-deductible expenses for tax purposes.

Recap: the 2011 effective tax rate was mainly due to:

•

Net impairment losses on goodwill not deductible for tax purposes;

•

The non-capitalization of Veolia Environnement tax group losses and the recognition of an impairment to reduce the amount of deferred tax assets to that of deferred tax liabilities;

•

The estimated consequences of changes in the scope of the US tax group.

Recap: the 2010 effective tax rate mainly reflects a low rate of capitalization of tax losses of the Veolia Environnement and US tax groups, offset by substantial capital gains taxed at reduced rates.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 23  Assets classified as held for sale, discontinued operations and divestitures

Discontinued operations

In the Consolidated Income Statement presented for comparative purposes, the net income (loss) of operations divested or in the course of divestiture was reclassified to “Net income (loss) from discontinued operations”. This concerns the following operations:

•

The entire contribution of Veolia Transdev, excluding the activities of the Société Nationale Maritime Corse Méditerranée (SNCM) Group;

•

Water activities in Morocco;

•

Wind energy activities, partially divested as of December 31, 2012, through the divesture of Ridgeline on December 31, 2012;

•

Urban lighting activities (Citelum) in the Energy Services Division;

•

Regulated Water activities in the United Kingdom in the Water Division, divested in June 2012;

•

Solid waste activities in the United States in the Environmental Services Division, divested in November 2012;

•

Environmental Services activities in Norway, divested in March 2011;

•

Energy Services operations in Germany, divested in May and August 2011;

•

Household assistance services (Proxiserve) held jointly by the Water and Energy Services Divisions, divested in December 2011;

•

Water Division activities in the Netherlands, divested in December 2010.

Recap: as part of the withdrawal from the Transportation business, the Caisse des dépôts et consignations and Veolia Environnement concluded an agreement on the Transdev-Veolia Transport combination by the creation of a 50/50 joint venture combining Transdev and Veolia Transport. Following completion of the combination on March 3, 2011, Veolia Environnement became the industrial operator of the new entity and Caisse des dépôts et consignations a long-term strategic partner. From this date and pursuant to IFRS, Veolia Environnement lost exclusive control of Veolia Transport in exchange for a 50% investment in the Veolia Transdev joint venture, which is proportionately consolidated.

On December 6, 2011, during the Investor Day, the Group presented its strategic plan encompassing the refocusing of its activities and business portfolio and leading to the decision to withdraw significantly from the Transportation sector. The communication of these decisions and progress with the withdrawal process as of December 31, 2011, led the Group to classify the Transportation business as a discontinued operation as defined by IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and measure it at the lower of net carrying amount and disposal value.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

In 2012, as described in Note 3, significant events, ongoing preparations for the withdrawal from the Transportation business and discussions with Caisse des dépôts et consignations, led the Group to:

•

Reclassify the activities of the SNCM sub-group in continuing operations, this sub-group having been excluded from the divestiture process;

-

The main indicators for the Société Nationale Maritime Corse Méditerranée sub-group (Group share) for 2012, 2011 and 2010 are as follows:

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	145.0	128.7	277.3
Operating income	(24.4)(1)	(67.7)(1)	2.9
Financial items	(1.5)	(1.4)	(5.2)
Income tax expense	(1.6)	0.2	(0.8)
Share of net income of associates	-	-	-
NET INCOME (LOSS) OF THE SOCIETE NATIONALE MARITIME CORSE MEDITERRANEE (SNCM) GROUP	(27.5)	(68.9)	(3.1)
(1) Including impairment losses of €35.0 million in 2012, compared with €77.8 million in 2011.

-

Recap: the SNCM sub-group was fully consolidated in the Veolia Transport group until March 3, 2011 and is proportionately consolidated in Veolia Transdev since that date;

•

An additional impairment of €20 million was recognized as of December 31, 2012 following the fair value remeasurement of Veolia Transdev activities as of December 31, 2012, based on the latest negotiations with Caisse des dépôts et consignations. An impairment of €440 million was recognized as of December 31, 2011 in respect of all Veolia Transdev operations, including €362.2 million in respect of Veolia Transdev activities excluding SNCM.

Movements in Net income (loss) from discontinued operations are as follows:

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net income (loss) from discontinued operations	(52.6)	(379.9)	180.9
Capital gains and losses on disposal	511.6	500.9	(32.2)
Income tax expense	(72.9)	-	(2.3)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	386.1	121.0	146.4

Net income (loss) from discontinued operations in 2012 breaks down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Net income (loss) from discontinued operations	4.1(3)	(68.2)(2)	97.4	(85.9)(1)	(52.6)
Capital gains and losses on disposal(4)	233.3	-	281.3	(3.0)	511.6
Income tax expense	-	-	(72.9)	-	(72.9)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	237.4	(68.2)	305.8	(88.9)	386.1

(1)  Including impairment of €20.0 million on Veolia Transdev assets, excluding SNCM, and of €39.0 million on wind energy activities in 2012.

(2)  including the fair value remeasurement of Citelum in the amount of €67.8 million in 2012

(3)  including the fair value remeasurement of Water activities in Morocco in the amount of €64.2 million in 2012

(4)  including disposal costs on discontinued operations of €69.9 million in 2012

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2012 break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Revenue	538.5	343.3	574.2	14.1	1,470.1
Operating income	29.8	(58.5)	140.4	(72.9)	38.8
Financial items	(29.0)	(4.8)	(11.2)	(19.2)	(64.2)
Income tax expense	3.3	(5.4)	(31.8)	6.3	(27.6)
Share of net income of associates	-	0.5	-	(0.1)	0.4
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	4.1	(68.2)	97.4	(85.9)	(52.6)

Net income (loss) from discontinued operations in 2011 breaks down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other(1)	Total
Net income (loss) from discontinued operations	21.6	(5.2)	43.0	(439.3)	(379.9)
Capital gains and losses on disposal	1.8	(6.1)	62.2	443.0	500.9
Income tax expense	-	-	-	-	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	23.4	(11.3)	105.2	3.7	121.0
(1) Under the new operating segment presentation, the Veolia Transdev group, excluding SNCM, classified in discontinued operations, is presented in the “Other” operating segment.

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2011 break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other(1)	Total
Revenue	713.1	448.7	586.2	4,162.4	5,910.4
Operating income	52.7	6.5	78.8	(387.6)	(249.6)
Financial items	(35.8)	(5.7)	(10.1)	(42.9)	(94.5)
Income tax expense	4.5	(6.3)	(25.7)	(9.9)	(37.4)
Share of net income of associates	0.2	0.3	-	1.1	1.6
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	21.6	(5.2)	43.0	(439.3)	(379.9)
(1) Under the new operating segment presentation, the Veolia Transdev group, excluding SNCM, classified in discontinued operations, is presented in the “Other” operating segment.

Net income (loss) from discontinued operations in 2010 breaks down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other(1)	Total
Net income (loss) from discontinued operations	61.6	10.0	61.8	47.5	180.9
Capital gains and losses on disposal	(3.2)	(56.2)	56.5	(29.3)	(32.2)
Income tax expense	5.0	-	(7.3)	-	(2.3)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	63.4	(46.2)	111.0	18.2	146.4
(1) Under the new operating segment presentation, the Veolia Transdev group, excluding SNCM, classified in discontinued operations, is presented in the “Other” operating segment.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2010 break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other(1)	Total
Revenue	718.9	462.5	999.6	5,582.1	7,763.1
Operating income	124.1	18.3	117.2	107.5	367.1
Financial items	(47.8)	(2.7)	(13.8)	(38.2)	(102.5)
Income tax expense	(14.8)	(5.7)	(41.6)	(20.8)	(82.9)
Share of net income of associates	0.1	0.1	-	(1.0)	(0.8)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	61.6	10.0	61.8	47.5	180.9
(1) Under the new operating segment presentation, the Veolia Transdev group, excluding SNCM, classified in discontinued operations, is presented in the “Other” operating segment.

Assets/liabilities classified as held for sale

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Assets classified as held for sale	3,974.3	3,256.5	805.6
Liabilities directly associated with assets classified as held for sale	2,551.0	2,012.8	386.8

As of December 31, 2012, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale primarily concern:

•

The activities of the entire contribution of Veolia Transdev, excluding the activities of the SNCM group;

•

Water activities in Morocco;

•

European wind energy activities;

•

Urban lighting activities (Citelum) in the Energy Services Division;

•

Assets and liabilities of the Marine Services business in the Environmental Services Division.

The urban lighting activities reclassified to discontinued operations as of December 31, 2011 were retained in discontinued operations as of December 31, 2012, in view of progress with the divestiture process at the year-end. Citelum assets and liabilities are recorded in the accounts as of December 31, 2012 at a fair value of €140 million. An asset impairment of €67.8 million was recognized in Net income (loss) from discontinued operations

The assets and liabilities of the Marine Services business were transferred to Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of June 30, 2011 and are retained in these lines as of December 31, 2012. Following the withdrawal of the initial buyer during the first half of 2012, the Group relaunched the sales process in May 2012. The value of the assets and liabilities of this business was adjusted in the accounts for the year ended December 31, 2012 to take account of the most recent offers received and an impairment of €36.7 million was recognized.

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of December 31, 2011 primarily concern the assets and liabilities of the Velia Transdev group, those of Citelum in the Energy Services Division and those of Marine Services in the Environmental Services Division, pursuant to the restructuring of the Group’s activities announced on December 6, 2011.

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of December 31, 2010 primarily concern Water Division activities in Gabon and Environmental Services Division activities in Norway, divested in 2011.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

In 2012, the main asset and liability categories recorded in assets classified as held for sale, break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other(1)	Total
Assets
Non-current assets	476.9	120.3	57.3	1,771.9	2,426.4
Current assets	192.0	272.0	20.4	806.0	1,290.4
Cash and cash equivalents	26.0	25.5	-	206.0	257.5
ASSETS CLASSIFIED AS HELD FOR SALE	694.9	417.8	77.7	2,783.9	3,974.3
Liabilities
Non-current liabilities	287.1	46.2	-	547.9	881.2
Current liabilities	320.6	221.5	6.3	1,121.4	1,669.8
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	607.7	267.7	6.3	1,669.3	2,551.0
(1) Under the new operating segment presentation, the Veolia Transdev group, excluding SNCM, is now presented in the “Other” operating segment for asset and liability headings.

In 2011, the main asset and liability categories recorded in assets classified as held for sale, break down by Division as follows:

(€ million)	Energy Services	Environmental Services	Other(1)	Total
Assets
Non-current assets	90.5	89.2	1,836.6	2,016.3
Current assets	226.0	20.8	809.5	1,056.3
Cash and cash equivalents	32.1		151.8	183.9
ASSETS CLASSIFIED AS HELD FOR SALE	348.6	110.0	2,797.9	3,256.5
Liabilities
Non-current liabilities	14.8	-	633.5	648.3
Current liabilities	169.5	52.7	1,142.3	1 364.5
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	184.3	52.7	1,775.8	2,012.8
(1) Under the new operating segment presentation, the Veolia Transdev group, excluding SNCM, is now presented in the “Other” operating segment for asset and liability headings.

In 2010, the main asset and liability categories recorded in assets classified as held for sale, break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other(1)	Total
Assets
Non-current assets	237.6	92.8	189.4	32.2	552.0
Current assets	85.8	13.5	97.7	25.8	222.8
Cash and cash equivalents	3.0	0.2	12.1	15.5	30.8
ASSETS CLASSIFIED AS HELD FOR SALE	326.4	106.5	299.2	73.5	805.6
Liabilities
Non-current liabilities	124.4	1.1	14.8	9.9	150.2
Current liabilities	125.5	13.5	67.6	30.0	236.6
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	249.9	14.6	82.4	39.9	386.8
(1) Under the new operating segment presentation, the Veolia Transdev group, excluding SNCM, is now presented in the “Other” operating segment for asset and liability headings.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 24  Net income for the year attributable to non-controlling interests

Net income attributable to non-controlling interests for the year ended December 31, 2012 is €136.0 million, compared with €173.2 million for the year ended December 31, 2011 and €290.5 million for the year ended December 31, 2010.

The change in net income attributable to non-controlling interests in Veolia Energy Services is mainly due to the impairments recognized in Italy and Spain in 2011 and 2012 (see Note 19).

The change in net income attributable to non-controlling interests in Water Operations is mainly due to the decrease in the net income of Berliner Wasser Betriebe AöR (Berlin Water) and to a less degree the change in control on October 31, 2012.

Net income for the year attributable to non-controlling interests breaks down by Division as follows:

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water(a)	102.1	131.9	147.4
Environmental Services	26.2	35.1	16.5
Energy Services(b)	14.3	(5.6)	118.9
Other	(6.6)	11.8	7.7
NON-CONTROLLING INTERESTS	136.0	173.2	290.5

(a)  Including non-controlling interests in Germany (Berliner Wasser Betriebe AöR and Stadtwerke of Braunschweig) of €79.4 million in 2010, €83.7 million in 2011 and €52.5 million in 2012.

(b)  Including EDF’s interest in Dalkia Holding of €73.9 million in 2010,-€38.9 million in 2011 and -€20.0 million in 2012.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 25  Earnings per share

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

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all businesses.

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Weighted average number of ordinary shares (in million)	506.7	496.3	481.9
Weighted average number of ordinary shares for the calculation of basic earnings per share	506.7	496.3	481.9
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in million)	506.7	496.3	481.9
Net income attributable to owners of the Company per share (€ million)
Net income attributable to owners of the Company	393.8	(489.8)	558.5
Net income attributable to owners of the Company per share:
Basic	0.78	(0.99)	1.16
Diluted	0.78	(0.99)	1.16
Net income (expense) from discontinued operations attributable to owners of the Company per share (€ million)
Net income (expense) from discontinued operations attributable to owners of the Company	422.5	138.4	155.0
Net income (expense) from discontinued operations attributable to owners of the Company per share:
Basic	0.84	0.28	0.32
Diluted	0.84	0.28	0.32
NET INCOME (EXPENSE) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (€ million)
Net income (expense) from continuing operations attributable to owners of the Company	(28.7)	(628.2)	403.5
Net income (expense) from continuing operations attributable to owners of the Company per share:
Basic	(0.06)	(1.27)	0.84
Diluted	(0.06)	(1.27)	0.84

The only potentially dilutive instruments recognized by Veolia Environnement are the share subscription and purchase options presented in Note 29.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 26  Additional information on the fair value of financial assets and liabilities (excluding derivatives)

26.1    Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2012, 2011 and 2010, grouped together in accordance with IFRS 7 categories. Fair values are determined in accordance with the principles set out in Note 1.26.

	Note	As of December 31, 2012
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)		Total	Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	9	77.4	77.4	-	-	77.4	3.6	73.8	-
Non-current and current operating financial assets	10	2,852.7	-	2,852.7	-	3,127.0		3,127.0
Other non-current financial assets	11	589.0	50.5	538.5	-	589.0	-	589.0	-
Trade receivables	13	7,605.1	-	7,605.1	-	7,605.1	-	7,605.1	-
Other current operating receivables	13	708.2	-	708.2	-	708.2	-	708.2	-
Other current financial assets	11	944.8	36.4	908.4	-	944.8	-	944.8	-
Cash and cash equivalents	14	5,547.8			5,547.8	5,547.8	4,596.5	951.3	-
TOTAL		18,325.0	164.3	12,612.9	5,547.8	18,599.3	4,600.1	13,999.2	-

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

	Note	As of December 31, 2011
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)		Total	Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	9	106.3	106.3	-	-	106.3	2.8	103.5	-
Non-current and current operating financial assets	10	5,445.3	-	5,445.3	-	5,389.6	-	5,389.6	-
Other non-current financial assets	11	736.5	42.3	694.2	-	736.5	-	736.5	-
Trade receivables	13	8,492.9	-	8,492.9	-	8,492.9	-	8,492.9	-
Other current operating receivables	13	804.8	-	804.8	-	804.8	-	804.8	-
Other current financial assets	11	114.6	11.8	102.8	-	114.6	-	114.6	-
Cash and cash equivalents	14	5,723.9	-	-	5,723.9	5,723.9	3,287.7	2,436.2	-
TOTAL		21,424.3	160.4	15,540.0	5,723.9	21,368.6	3,290.5	18,078.1	-

Level 2 cash and cash equivalents mainly consist of negotiable debt instruments and term deposit accounts.

	Note	As of December 31, 2010
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
(€ million)		Total	Available- for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	9	130.7	130.7	-	-	130.7	4.2	126.5	-
Non-current and current operating financial assets	10	5 628.6	-	5,628.6	-	5,653.6	-	5,653.6	-
Other non-current financial assets	11	773.1	58.4	714.7	-	773.1	-	773.1	-
Trade receivables	13	9,252.4	-	9,252.4	-	9,252.4	-	9,252.4	-
Other current operating receivables	13	1,109.6	-	1,109.6	-	1,109.6	-	1,109.6	-
Other current financial assets	11	132.3	29.2	103.1	-	132.3	-	132.3	-
Cash and cash equivalents	14	5,406.8	-	-	5,406.8	5,406.8	4,441.3	965.5	-
TOTAL		22,433.5	218.3	16,808.4	5,406.8	22,458.5	4,445.5	18,013.0	-

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

26.2    Financial liabilities

The following tables present the net carrying amount and fair value of Group financial liabilities as of December 31, 2012, 2011 and 2010, grouped together in accordance with IFRS 7 categories.

Financial liability fair values are determined pursuant to the measurement principles presented in Note 1.26.

	Note	As of December 31, 2012
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)		TOTAL	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	17	10,870.6	10,870.6	-	-	12,192.0	12,044.9	147.1	-
• other non-current borrowings	17	2,213.1	2,213.1	-	-	2,250.9	-	2,250.9	-
• current borrowings	17	3,629.2	3,629.2	-	-	3,629.2	-	3,629.2	-
• bank overdrafts and other cash position items	14	288.7	288.7	-	-	288.7	-	288.7	-
Trade payables	13	5,023.5	5,023.5	-	-	5,023.5	-	5,023.5	-
Other operating payables	13	4,300.9	4,300.9	-	-	4,300.9	-	4,300.9	-
TOTAL		26,326.0	26,326.0	-	-	27,685.2	12,044.9	15,640.3	-

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

	Note	As of December 31, 2011
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)		Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	17	13,076.2	13,076.2	-	-	13,859.9	13,391.6	468.3	-
• other non-current borrowings	17	3,630.5	3,630.5	-	-	3,559.3	-	3,559.3	-
• current borrowings	17	3,942.3	3,942.3	-	-	3,942.3	-	3,942.3	-
• bank overdrafts and other cash position items	14	440.2	440.2	-	-	440.2	-	440.2	-
Trade payables	13	5,140.1	5,140.1	-	-	5,140.1	-	5,140.1	-
Other operating payables	13	4,720.6	4,720.6	-	-	4,720.6	-	4,720.6	-
TOTAL		30,949.9	30,949.9	-	-	31,662.4	13,391.6	18,270.8	-

	Note	As of December 31, 2010
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
(€ million)		Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	17	13,625.7	13,625.7	-	-	14,495.3	13,683.2	812.1	-
• other non-current borrowings	17	4,270.4	4,270.4	-	-	4,299.6	-	4,299.6	-
• current borrowings	17	2,827.1	2,827.1	-	-	2,827.1	-	2,827.1	-
• bank overdrafts and other cash position items	14	387.0	387.0	-	-	387.0	-	387.0	-
Trade payables	13	5,535.3	5,535.3	-	-	5,535.3	-	5,535.3	-
Other operating payables	13	5,332.0	5,332.0	-	-	5,332.0	-	5,332.0	-
TOTAL		31,977.5	31,977.5	-	-	32,876.3	13,683.2	19,193.1	-

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 27  Financial risk management

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

•

Market risks presented in Note 27.1:

-

Interest-rate risk, presented in Note 27.1.1 (interest-rate fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting),

-

Foreign exchange risk, presented in Note 27.1.2 (hedges of a net investment in a foreign operation, hedges of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting, embedded derivatives, overall foreign exchange risk exposure),

-

Commodity risk, presented in Note 27.1.3 (fuel and electricity risks, greenhouse gas emission rights);

•

Equity risk, presented in Note 27.2;

•

Liquidity risk, presented in Note 27.3;

•

Credit risk, presented in Note 27.4.

27.1    Market risk management

27.1.1     Management of interest rate risk

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, the cash and cash equivalents position covers floating-rate debt which impacts future financial results according to fluctuations in interest rates.

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

(€ million)	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010
	Outstandings	% total debt	Outstandings	% total debt	Outstandings	% total debt
Fixed rate	11,456.6	68.1%	15,358.0	75.1%	16,187.3	78.5%
Floating rate	5,374.6	31.9%	5,095.8	24.9%	4,437.5	21.5%
Gross debt before hedging	16,831.2	100.0%	20,453.8	100.0%	20,624.8	100.0%
Fixed rate	11,172.2	65.7%	11,104.6	52.7%	10,481.4	49.7%
Floating rate	5,829.4	34.3%	9,984.6	47.3%	10,628.8	50.3%
Gross debt after hedging and fair value remeasurement of fixed-rate debt	17,001.6	100.0%	21,089.2	100.0%	21,110.2	100.0%
Fair value adjustments to (asset)/liability hedging derivatives	(170.4)		(635.4)		(485.4)
GROSS DEBT AT AMORTIZED COST	16,831.2		20,453.8		20,624.8

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Total gross debt as of December 31, 2012 after hedging is 66% fixed-rate and 34% floating-rate. No caps are active as of December 31, 2012. Excluding inactive caps (€123 million), the fixed-rate portion of gross debt is 66% and the floating-rate portion is 34%.

As of December 31, 2012, the Group has cash and cash equivalents of €5,547.8 million, the majority of which bears interest at floating rates.

Net financial debt totals €11,283.4 million and is 98% fixed-rate and 2% floating-rate.

Sensitivity of the consolidated income statement and equity

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity as of December 31, 2012 is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	5,547.8			5,547.8
Total floating-rate liabilities	(3,917.6)	(886.9)	(570.1)	(5,374.6)
Net floating-rate position before active hedging	1,630.2	(886.9)	(570.1)	173.2
Derivative instruments(1)	246.5	372.7	207.0	826.2
NET FLOATING-RATE POSITION AFTER ACTIVE MANAGEMENT AND HEDGING	1,876.7	(514.2)	(363.1)	999.4
(1) Financial instruments hedging debt excluding inactive caps of €123 million.

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2012. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt (after hedging), the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. This sensitivity corresponds to fair market value movements as a result of an instantaneous change in interest rates.

Assuming a constant net debt structure and management policy, an increase in the fair value of the effective portion of derivatives designated as cash flow hedges, following a 0.5% increase in interest rates at the year end, would generate an increase in fair value reserves in equity of €15.0 million. The impact on floating-rate debt and floating-rate payer swaps on fixed-rate debt would decrease net income by €0.4 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity. All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the change in interest rates, all other things being equal.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

27.1.2     Management of foreign exchange risk

The Group's international activities generate significant foreign currency flows.

The Group's central treasury department manages foreign exchange risk centrally within limits set by the Chief Finance Officer.

Foreign exchange risk, as defined by IFRS 7, mainly results from:

(a)

foreign currency-denominated purchases and sales of goods and services relating to operating activities and the related hedges (e.g. currency forwards). The Group has no significant exposure to foreign exchange transaction risk. The activities of the Group are performed by subsidiaries operating in their own country and their own currency. Exposure to foreign exchange risk is therefore naturally limited;

(b)

foreign-currency denominated assets and liabilities including foreign currency-denominated loans/borrowings and related hedges (e.g. forex swaps). With many offices worldwide, Veolia organizes financing in local currencies. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign currency derivatives with intercompany receivables denominated in the same currency;

The asset exposure hedging strategy primarily involves hedging certain net foreign investments and ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses (see Note 27.1.2.2);

(c)

investments in foreign subsidiaries reflected by the translation of accounts impacting the translation reserves (see Note 27.1.2.3).

27.1.2.1     Translation risk

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

(€ million)	Contribution to the consolidated financial statements									Sensitivity to an increase or decrease in the main currencies against the euro
	EUR	GBP	USD	PLN	CZK	AUD	CNY	Other currencies	Total	+10%	-10%
Revenue	17,282.4	2,273.6	1,802.7	752.2	1,165.5	1,078.2	913.6	4,170.3	29,438.5	-726.0	887.3
Operating income	439.6	43.7	19.8	78.5	161.1	48.2	94.2	209.9	1,095.0	-40.4	49.6

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

27.1.2.2     Foreign exchange risk with regard to the net finance cost

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

	Net finance cost Foreign currency exposure (in millions of currency)					Total euro equivalent	Sensitivity to an increase or decrease in the 4 main currencies against the euro (€ million)
	GBP	USD	PLN	CNY	Other currencies (in euros)		+10%	-10%
Veolia Environnement SA	(35.2)	(109.1)	(85.1)	(11.8)	(431.6)	(580.5)	(16.6)	13.5
Other Group subsidiaries	(8.3)	(14.3)	(0.8)	(336.1)	(115.4)	(178.3)	(7.0)	5.7
Total in foreign currency	(43.5)	(123.4)	(85.9)	(347.9)	(547.0)	(758.8)
TOTAL EURO EQUIVALENT	(54.1)	(94.3)	(20.5)	(42.9)	(547.0)(1)	(758.8)	(23.6)	19.2
(1) o/w -€474.8 million in Euro currency

27.1.2.3     Foreign exchange and translation risk in the Consolidated Statement of Financial Position

Due to its international presence, the Group’s consolidated statement of financial position is exposed to exchange rate fluctuations. A fluctuation in the euro impacts the translation of subsidiary foreign currency denominated assets in the consolidated statement of financial position. The main currencies concerned are the U.S. dollar and the pound sterling.

For its most significant assets, the Group has issued debt in the relevant currencies.

The following table shows the net asset amounts for the main currencies:

(€ million)	Contribution to the consolidated financial statements					Sensitivity to an increase or decrease in the 2 main currencies against the euro
	EUR	USD	GBP	Other currencies	Total	+10%	-10%
Assets excluding net financial debt by currency	9,272	1,232	2,098	7,877	20,479	370	(303)
Net financial debt by currency	6,096	313	874	4,000	11,283	132	(108)
Net assets by currency	3,176	919	1,224	3,877	9,196	238	(195)

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

27.1.3     Management of commodity risk

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

Nonetheless, as part of supply management and cost optimization measures or to hedge future production, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of commodities (see Note 35) and set-up derivatives to fix the cost of commodities supply or the selling price of commodities produced (electricity).

27.1.3.1     Fuel risks

As part of its transportation activities, the Group uses firm fuel purchase contracts (classified as “for own use”) and derivatives defined in line with forecast requirements. The majority of these derivatives are swaps used to set the forward purchase price of fuel. They are classified as hedging instruments pursuant to IAS 39 (cash flow hedges) (see Note 28).

27.1.3.2     Coal, gas and electricity risks

The Group has entered into long-term gas, coal, electricity and biomass purchase contracts in order to secure its supplies. The majority of these commitments are reciprocal; the third parties concerned are obliged to deliver the quantities indicated in these contracts and the Group is obliged to take them.

Conversely, as part of electricity sales activities on the wholesale market, the Group may be required to contract forward electricity sales contacts aimed at securing future production (with maturities not exceeding 3 years).

These purchase / sales contracts are generally recognized outside the scope of IAS 39 (“own use” exemption), except for certain specific transactions in gas, C02 and electricity. For these specific transactions, cash flow hedge accounting is systematically preferred. Certain electricity instruments in Germany do not however qualify for this classification (see Note 35 on off-balance sheet commitments and Note 28.3.1 on electricity derivatives).

27.2    Management of equity risk

As of December 31, 2012, Veolia Environnement holds 14,237,927 of its own shares, of which 8,389,059 are allocated to external growth operations and 5,848,868 were acquired for allocation to employees under employee savings plans, with a market value of €130.3 million, based on a share price of €9.155 and a net carrying amount of €442.5 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

The Group is also exposed to equity risk through the plan assets of certain of its pension plans (see Note 29, Employee benefit obligation).

27.3    Management of liquidity risk

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

27.3.1     Maturity of financial liabilities

As of December 31, 2012, undiscounted contractual flows on net financial debt (nominal value) break down by maturity date as follows:

(€ million)	As of December 31, 2012		Maturity of undiscounted contractual flows
	Gross carrying amount	Total undiscounted contractual flows	2013	2014	2015	2016	2017	More than 5 years
Bond issues(1)	11,705.1	11,240.1	820.3	846.5	1,031.1	574.0	1 070.8	6,897.4
Treasury notes	943.6	943.6	943.6
Finance lease obligations	423.5	414.9	77.1	51.5	46.9	46.2	28.6	164.6
Other borrowings	3,640.7	3,267.6	1 773.9	170.5	505.8	111.0	135.9	570.5
Bank overdrafts and other cash position items	288.7	288.7	288.7
Gross borrowings excluding the impact of amortized cost and hedging derivatives	17,001.6	16,154.9	3,903.6	1,068.5	1,583.8	731.2	1,235.3	7,632.5
Impact of amortized cost and derivatives hedging debt	(170.4)	N/A
Gross borrowings	16,831.2	16,154.9	3,903.6	1,068.5	1,583.8	731.2	1,235.3	7,632.5
Cash and cash equivalents	(5,547.8)	(5,547.8)	(5,547.8)
Net financial debt	11,283.4	10,607.1	(1,644.2)	1,068.5	1,583.8	731.2	1,235.3	7,632.5
(1) Excluding the impact of amortized cost and derivatives hedging debt.

As of December 31, 2012, the average maturity of net financial debt is 9.7 years, compared with 8.7 years as of December 31, 2011.

Most trade payables have a maturity of less than one year (see Note 13).

As of December 31, 2012, undiscounted contractual interest flows on outstanding borrowings break down by maturity date as follows:

(€ million)	As of December 31, 2012	Maturity of undiscounted contractual flows
	Total flows	2013	2014	2015	2016	2017	More than 5 years
Undiscounted contractual interest flows on outstanding borrowings	5,867.6	635.1	583.6	520.9	485.9	455.3	3,186.8

As of December 31, 2012, undiscounted contractual interest flows on derivative outstandings recorded in liabilities and assets break down by maturity date as follows:

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

(€ million)	As of December 31, 2012		Maturity of undiscounted contractual flows
	Gross carrying amount	Total undiscounted contractual flows	2013	2014	2015	2016	2017	More than 5 years
Interest-rate derivatives	124.0	(76.4)	9.6	5.9	11.8	18.8	3.1	(125.6)
Fair value hedges	190.6	215.5	43.0	37.2	36.9	35.2	17.1	46.1
Inflows	190.6	312.0	62.8	54.4	53.7	50.0	25.9	65.2
Outflows	-	(96.5)	(19.8)	(17.2)	(16.8)	(14.8)	(8.8)	(19.1)
Cash flow hedges	(56.1)	(276.3)	(31.1)	(30.0)	(23.8)	(15.1)	(12.7)	(163.6)
Inflows	75.6	89.9	27.3	27.2	17.5	3.2	1.0	13.7
Outflows	(131.7)	(366.2)	(58.4)	(57.2)	(41.3)	(18.3)	(13.7)	(177.3)
Derivatives not qualifying for hedge accounting	(10.5)	(15.6)	(2.3)	(1.3)	(1.3)	(1.3)	(1.3)	(8.1)
Inflows	3.3	0.3	0.1	-	-	-	-	0.2
Outflows	(13.8)	(15.9)	(2.4)	(1.3)	(1.3)	(1.3)	(1.3)	(8.3)
Foreign currency derivatives excluding net investment hedges	(50.5)	(9.3)	(17.7)	1.9	2.6	3.8	0.1	-
Fair value hedges	0.2	(1.4)	(0.5)	(0.5)	(0.3)	(0.1)	-	-
Inflows	3.7	123.9	106.8	12.7	3.1	1.3	-	-
Outflows	(3.5)	(125.3)	(107.3)	(13.2)	(3.4)	(1.4)	-	-
Cash flow hedges	1.5	0.9	(0.4)	(0.1)	0.2	1.1	0.1	-
Inflows	3.3	207.2	65.6	36.7	47.5	44.7	12.7	-
Outflows	(1.8)	(206.3)	(66.0)	(36.8)	(47.3)	(43.6)	(12.6)	-
Derivatives not qualifying for hedge accounting	(52.2)	(8.8)	(16.8)	2.5	2.7	2.8	-	-
Inflows	33.6	6,812.4	6,743.3	29.9	19.0	20.2	-	-
Outflows	(85.8)	(6,821.2)	(6,760.1)	(27.4)	(16.3)	(17.4)	-	-
Foreign currency derivatives hedging a net investment	(17.1)	(27.9)	(11.5)	-	-	-	-	(16.4)

In order to best reflect the economic reality of transactions, cash flows relating to derivatives recorded in assets and liabilities are presented net. Asset values are indicated as positive amounts and liabilities as negative amounts in the above table.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

27.3.2     Net liquid asset positions

Net liquid assets of the Group as of December 31, 2012 break down as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Veolia Environnement:
Undrawn MT syndicated loan facility	2,607.3	2,692.7	3,654.5
Undrawn MT bilateral credit lines	625.0	700.0	1,000.0
Undrawn ST bilateral credit lines	300.0	300.0	100.0
Letter of credit facility	473.7	483.0	467.7
Cash and cash equivalents	4,349.6	4,283.3	3,680.8
Subsidiaries:
Cash and cash equivalents	1,198.2	1,440.6	1,726.0
Total liquid assets	9,553.8	9,899.6	10,629.0
Current debts and bank overdrafts and other cash position items
Current debts	3,629.2	3,942.3	2,827.1
Bank overdrafts and other cash position items	288.7	440.2	387.0
Total current debts and bank overdrafts and other cash position items	3,917.9	4,382.5	3,214.1
TOTAL LIQUID ASSETS NET OF CURRENT DEBTS AND BANK OVERDRAFTS AND OTHER CASH POSITION ITEMS	5,635.9	5,517.1	7,414.9

As of December 31, 2012, Veolia Environnement had total liquid assets of €9.6 billion, including cash and cash equivalents of €5.5 billion.

As of December 31, 2012, cash equivalents were mainly held by Veolia Environnement SA in the amount of €4,234.7 million. They comprise monetary UCITS of €3,210.4 million, negotiable debt instruments (bank certificates of deposit, negotiable medium term notes and treasury notes with a maturity of less than three months) of €399.0 million and term deposit accounts of €625.3 million.

Veolia Environnement signed two syndicated loan facilities on April 7, 2011: a 5-year €2.5 billion multi-currency loan facility and a 3-year €500 million loan facility available for drawdown in Polish zloty, Czech crown and Hungarian forint (this facility is drawn in a euro equivalent of €392.7 million as of December 31, 2012).

Undrawn credit lines total €925 million as of December 31, 2012.

The portion of the USD 1.25 billion U.S. letters of credit facility signed on November 22, 2010 that may be drawn in cash is capped at USD 625 million, i.e. half of the facility. As of December 31, 2012, the facility is drawn USD 374.1 million in the form of letters of credit. The portion that may be drawn in cash is USD 625 million (€473.7 million euro equivalent) and is recorded in the liquidity table.

Veolia Environnement may draw on the multi-currency syndicated loan facility and all credit lines at any time.

Undrawn credit lines mature as follows:

(€ million)	As of December 31, 2012	Maturity
	Total	2013	2014	2015	2016	2017
Undrawn syndicated loan facility	2,607.3			107.3	315.5	2,184.5
Undrawn credit lines	925.0	300.0		625.0
Letter of credit facility	473.7			473.7
TOTAL	4,006.0	300.0		1,206.0	315.5	2,184.5

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

27.3.3     Information on early debt repayment clauses

Veolia Environnement SA debt

The legal documentation for bank financing and bond issues contracted by the Company does not contain any financial covenants, i.e. obligations to comply with a debt coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Subsidiary debt

Certain project financing or financing granted by multilateral development banks to the Group’s subsidiaries contain financial covenants (as defined above).

Based on diligences performed within the subsidiaries, the Company considers that the covenants included in the documentation of material financing were satisfied (or had been waived by lenders) as of December 31, 2012.

Project financing in Italy in the Environmental Services Division that did not comply with all covenants as of December 2011 was retained in current borrowings as of December 31, 2012 given ongoing legal proceedings.

27.4    Management of credit risk

The Group is exposed to counterparty risk in various areas: its operating activities, cash investment activities and derivatives.

27.4.1     Counterparty risk relating to operating activities

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Group customer credit risk analysis may be broken down into the following four categories (Public customers - Delegating authority, Private customers - Individuals, Public customers - Other and Private customers - Companies):

	Note	As of December 31, 2012			Breakdown by customer type
(€ million)		Gross carrying amount	Impairment	Net carrying amount	Public customer – Delegating authority	Private customers – Individuals	Public customers– Other	Private customers – Companies
Non-current and current operating financial assets	10	2,901.0	(48.3)	2,852.7	1,760.2	-	305.7	786.8
Trade receivables	13	8,248.4	(643.3)	7,605.1	1,036.5	1,882.8	1,656.5	3,029.3
Other current operating receivables	13	784.4	(76.2)	708.2	112.1	102.2	157.5	336.4
Other non-current financial assets in loans and receivables	11	608.2	(69.7)	538.5	105.2	21.9	9.3	402.1(1)
Current financial assets in loans and receivables	11	948.3	(39.9)	908.4	25.1	16.2	10.0	857.1(1)
LOANS AND RECEIVABLES		13,490.3	(877.4)	12,612.9	3,039.1	2,023.1	2,139.0	5,411.7
Other non-current financial assets	11	73.0	(22.5)	50.5	(7.4)	12.7	11.6	33.6
Other current financial assets	11	36.4	-	36.4	2.2	1.6	-	32.6
TOTAL		13,599.7	(899.9)	12,699.8	3,033.9	2,037.4	2,150.6	5,477.9
(1) Of which Dalkia International and its subsidiaries in the amount of €416.7 million as of December 31, 2012, including a current portion of €178.2 million.

The analysis of Group customer credit risk as of December 31, 2011 is as follows:

	Note	As of December 31, 2011			Breakdown by customer type
(€ million)		Gross carrying amount	Impairment	Net carrying amount	Public customer – Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	10	5,493.5	(48.2)	5,445.3	4,435.2	-	136.2	873.9
Trade receivables	13	9,097.6	(604.7)	8,492.9	1,765.3	1,810.1	1,781.1	3,136.4
Other current operating receivables	13	870.7	(65.9)	804.8	180.0	177.3	129.2	318.3
Other non-current financial assets in loans and receivables	11	764.6	(70.4)	694.2	67.0	8.4	6.7	612.1(1)
Current financial assets in loans and receivables	11	134.8	(32.0)	102.8	13.2	3.8	19.9	65.9
LOANS AND RECEIVABLES		16,361.2	(821.2)	15,540.0	6,460.7	1,999.6	2,073.1	5,006.6
Other non-current financial assets	11	64.0	(21.7)	42.3	0.7	1.0	1.4	39.2
Other current financial assets	11	11.9	(0.1)	11.8	0.1	2.2	-	9.5
TOTAL		16,437.1	(843.0)	15,594.1	6,461.5	2,002.8	2 074.5	5,055.3
(1) Of which Dalkia International and its subsidiaries in the amount of €389.7 million as of December 31, 2011.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The analysis of Group customer credit risk as of December 31, 2010 is as follows:

	Note	As of December 31, 2010			Breakdown by customer type
(€ million)		Gross carrying amount	Impairment	Net carrying amount	Public customer – Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	10	5,690.6	(62.0)	5,628.6	4,697.4	-	239.4	691.8
Trade receivables	13	9,852.8	(600.4)	9,252.4	2,015.7	2,196.6	1,922.2	3,117.9
Other current operating receivables	13	1,187.5	(77.9)	1,109.6	244.7	180.8	130.3	553.8
Other non-current financial assets in loans and receivables	11	787.0	(72.3)	714.7	53.0	8.1	19.0	634.6(1)
Current financial assets in loans and receivables	11	134.8	(31.6)	103.2	26.4	4.5	3.2	69.1
LOANS AND RECEIVABLES		17,652.7	(844.2)	16,808.5	7,037.2	2,390.0	2,314.1	5,067.2
Other non-current financial assets	11	81.0	(22.6)	58.4	10.2	7.2	20.1	20.9
Other current financial assets	11	29.3	(0.2)	29.1	1.8	2.4	7.8	17.1
TOTAL		17,763.0	(867.0)	16,896.0	7,049.2	2,399.6	2,342.0	5,105.2
(1) Of which Dalkia International and its subsidiaries in the amount of €373.7 million as of December 31, 2010.

Assets past due and not impaired break down as follows:

	Note	As of December 31, 2012				Assets past due but not impaired
		Gross carrying amount	Impairment	Net carrying amount	Assets not yet due
(€ million)						0-6 months	6 months – 1 year	More than 1 years
Non-current and current operating financial assets	10	2,901.0	(48.3)	2,852.7	2,821.7	22.3	4.8	3.9
Trade receivables	13	8,248.4	(643.3)	7,605.1	5,719.1	1,431.0	186.9	268.1
Other current operating receivables	13	784.4	(76.2)	708.2	492.2	105.0	33.3	77.7
Other non-current financial assets in loans and receivables	11	608.2	(69.7)	538.5	538.5	-	-	-
Current financial assets in loans and receivables	11	948.3	(39.9)	908.4	716.3	4.7	179.8	7.6
LOANS AND RECEIVABLES		13,490.3	(877.4)	12,612.9	10,287.8	1,563.0	404.8	357.3
Other non-current financial assets	11	73.0	(22.5)	50.5	50.5	-	-	-
Other current financial assets	11	36.4	-	36.4	27.2	0.1	2.4	6.7

Assets past due over 6 months and not impaired (€771.0 million) mainly consist of trade receivables.

Payment delays in excess of 6 months are mainly concentrated in Italy.

In Italy, net “trade receivables” of all Group subsidiaries total €171.9 million as of December 31, 2012, compared with €339 million as of December 31, 2011 for receivables past due over six months. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities and state bodies for which the recovery period is long.

Finally, in France, net trade receivables past due over 6 months total €123.5 million at the end of 2012 (€188.1 million at the end of 2011), representing 3.2% of customer outstandings (including €71.5 million past due over one year). The majority of this balance concerns amounts invoiced on behalf of local authorities and public bodies, receivables on local authorities and public bodies and VAT.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Financial assets maturity schedules as of December 31, 2011 and 2010:

	Note	As of December 31, 2011				Assets past due but not impaired
		Gross carrying amount	Impairment	Net carrying amount	Assets not yet due
(€ million)						0-6 months	6 months – 1 year	More than 1 years
Non-current and current operating financial assets	10	5,493.5	(48.2)	5,445.3	5,422.5	11.8	7.4	3.6
Trade receivables	13	9,097.6	(604.7)	8,492.9	6,230.9	1,478.8	344.7	438.5
Other current operating receivables	13	870.7	(65.9)	804.8	585.3	89.8	65.1	64.6
Other non-current financial assets in loans and receivables	11	764.6	(70.4)	694.2	694.2	-	-	-
Current financial assets in loans and receivables	11	134.8	(32.0)	102.8	66.4	23.0	10.8	2.6
LOANS AND RECEIVABLES		16,361.2	(821.2)	15,540.0	12,999.2	1,603.4	428.0	509.4
Other non-current financial assets	11	64.0	(21.7)	42.3	42.3	-	-	-
Other current financial assets	11	11.9	(0.1)	11.8	5.2	0.1	0.2	6.3

	Note	As of December 31, 2010				Assets past due but not impaired
		Gross carrying amount	Impairment	Net carrying amount	Assets not yet due
(€ million)						0-6 months	6 months – 1 year	More than 1 years
Non-current and current operating financial assets	10	5,690.6	(62.0)	5,628.6	5,596.8	21.4	4.4	6.0
Trade receivables	13	9,852.8	(600.4)	9,252.4	6,956.5	1,555.2	287.3	453.4
Other current operating receivables	13	1,187.5	(77.9)	1,109.6	867.0	81.1	80.8	80.7
Other non-current financial assets in loans and receivables	11	787.0	(72.3)	714.7	714.7	-	-	-
Current financial assets in loans and receivables	11	134.8	(31.6)	103.2	77.7	14.3	6.9	4.3
LOANS AND RECEIVABLES		17,652.7	(844.2)	16,808.5	14,212.7	1,672.0	379.4	544.4
Other non-current financial assets	11	81.0	(22.6)	58.4	58.4	-	-	-
Other current financial assets	11	29.3	(0.2)	29.1	15.8	-	1.8	11.5

27.4.2     Counterparty risk relating to investment and hedging activities

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

The Group minimizes counterparty risk through internal control procedures limiting the choice of banking counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor's or Fitch's rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year, except where justified). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies, the size of their equity and commitments given to the Group and are reviewed monthly. In addition, new derivative transactions must only be entered into with counterparties with whom the Group has an ISDA or FBF framework agreement.

Counterparty risk on financial transactions is monitored on an ongoing basis by the middle-office. The Group is not exposed to any risk as a result of material concentration.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

As of December 31, 2012, Veolia Environnement SA outstandings exposed to credit risk total €4,349.6 million with regard to investments and €171.5 million with regard to derivative instruments (sum of the fair values of assets and liabilities). These counterparties are investment grade for 99.5% of the total exposure.

Veolia Environnement SA cash surpluses (€4.3 billion as of December 31, 2012) are managed with a profitability objective close to that of the money market, avoiding exposure to capital risk and maintaining a low level of volatility.

They were injected into the following types of investment:

•

Non-dynamic monetary UCITS (with the AMF Monetary classification of short-term monetary or monetary) for €3,210 million;

•

Certificates of deposit with a maturity of less than three months or term deposit accounts classified as cash equivalents with leading French banks with a short-term rating from Standard & Poor’s, Moody’s or Fitch of A1+/P1/F1 , for €725 million;

•

Monetary notes issued by leading French banks with a short-term rating from Standard & Poor’s or Fitch of A1+/P1/F1 for €299 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 28  Derivatives

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, exchange rates and commodity prices (see Note 27, Financial Risk Management).

The fair value of derivatives in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Notes	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	28.1	269.5	145.5	716.0	131.3	560.6	86.8
Fair value hedges		190.6	-	654.3	-	531.4	-
Cash flow hedges		75.6	131.7	56.6	109.8	26.7	63.5
Derivatives not qualifying for hedge accounting		3.3	13.8	5.1	21.5	2.5	23.3
Foreign currency derivatives	28.2	44.9	112.5	38.4	118.9	32.4	126.0
Net investment hedges		4.3	21.4	11.6	30.1	3.6	49.6
Fair value hedges		3.7	3.5	6.0	11.9	2.6	1.0
Cash flow hedges		3.3	1.8	2.3	4.7	9.6	1.3
Derivatives not qualifying for hedge accounting		33.6	85.8	18.5	72.2	16.6	74.1
Commodity derivatives	28.3	8.4	48.9	36.5	46.7	62.7	34.0
TOTAL DERIVATIVES		322.8	306.9	790.9	296.9	655.7	246.8
o/w non-current derivatives		277.6	235.1	742.8	215.4	621.1	195.1
o/w current derivatives		45.2	71.8	48.1	81.5	34.6	51.7

The fair value of derivatives recognized in the Consolidated Statement of Financial Position is determined (as described in Note 1.26) and breaks down as follows:

(€ million)	As of December 31, 2012		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	269.5	145.5	100.0%	100.0%	-	-
Foreign currency derivatives	44.9	112.5	100.0%	100.0%	-	-
Commodity derivatives	8.4	48.9	31.0%	37.8%	69.0%	62.2%
TOTAL DERIVATIVES	322.8	306.9	98.2%	90.1%	1.8%	9.9%

Derivatives valued using internal models integrating certain non-observable data are primarily electricity derivatives for which there are no quoted prices in an active market (mainly electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, data is estimated by Veolia Environnement experts.

(€ million)	As of December 31, 2011		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	716.0	131.3	100%	100%	-	-
Foreign currency derivatives	38.4	118.9	100%	100%	-	-
Commodity derivatives	36.5	46.7	55.1%	66.8%	44.9%	33.2%
TOTAL DERIVATIVES	790.9	296.9	97.9%	94.8%	2.1%	5.2%

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

(€ million)	As of December 31, 2010		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	560.6	86.8	100%	100%	-	-
Foreign currency derivatives	32.4	126.0	100%	100%	-	-
Commodity derivatives	62.7	34.0	48.5%	61.5%	51.5%	38.5%
TOTAL DERIVATIVES	655.7	246.8	95.1%	94.7%	4.9%	5.3%

28.1    Interest-rate derivatives

The fair value of interest rate derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives		269.5	145.5	716.0	131.3	560.6	86.8
Fair value hedges	28.1.1	190.6	-	654.3	-	531.4	-
Cash flow hedges	28.1.2	75.6	131.7	56.6	109.8	26.7	63.5
Derivatives not qualifying for hedge accounting	28.1.3	3.3	13.8	5.1	21.5	2.5	23.3

28.1.1     Fair value hedges

The risk of volatility in the value of debt is hedged by fixed–rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Notes 27 and 17).

Fair value hedging swaps represent a notional outstanding amount of €1,472.6 million as of December 31, 2012, with a net fair value in the Consolidated Statement of Financial Position of €190.6 million, as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2012	1,472.6	386.6	622.5	463.5	190.6	-
As of December 31, 2011	5,582.3	200.0	2,679.2	2,703.1	654.3	-
As of December 31, 2010	6,853.9	-	2,576.7	4,277.2	531.4

The movement in the nominal value of the fair value hedging portfolio is mainly due to:

•

The expiry on maturity of swaps hedging the 2012 EMTN in the amount of €200 million;

•

The early cancellation, for a total amount of €3,906 million, of certain swaps hedging the 2014, 2015, 2016, 2017, 2018, 2020 and 2022 euro EMTN issues and the 2015 and 2018 US dollar EMTN issues;

•

The impact of exchange rate fluctuations on the nominal amount of swaps denominated in pound sterling and U.S. dollar of -€3.8 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

28.1.2     Cash flow hedges

Cash flow hedges comprise floating-rate receiver/fixed-rate payer swaps mainly on debt secured to finance BOT (Build Operate Transfer) contracts, to the extent the underlying assets generate fixed-rate flows.

Floating-rate receiver / fixed-rate payer swaps / purchase of caps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2012	2,089.5	10.4	1,818.3	260.8	75.6	131.7
As of December 31, 2011	1,678.5	-	1,417.1	261.4	56.6	109.8
As of December 31, 2010	850.4	193.7	342.0	314.7	26.7	63.5

-€73 million, net of tax, was recorded directly in equity in respect of cash flow hedge interest-rate derivatives as of December 31, 2012.

Contractual flows on interest rate swaps are paid at the same time as contractual flows on floating-rate borrowings and the amount recorded in other comprehensive income is released to net income in the period in which interest flows on the debt impact the Consolidated Income Statement.

The increase in the cash-flow hedging portfolio is mainly due to:

•

The set-up of new swaps in the amount of €463 million and primarily swaps hedging the inflation-indexed bond issue and the syndicated loan facility denominated in Polish zloty;

•

The expiry or cancellation of operations in the amount of €97.5 million;

•

The increase in the nominal of certain swaps hedging project financing in the Water Division in the amount of €34 million and primarily the current Oman project.

The decrease in the fair value of fixed-rate payer swaps is mainly due to the decrease in euro interest rates which decreased the fair value of these swaps, partially offset by the expiry on maturity of a certain number of transactions.

28.1.3     Interest-rate derivatives not qualifying for hedge accounting

A certain number of derivatives do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

(€ million)	Notional amount as of December 31, 2012				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	616.5	616.5	-	-	0.8	-
Floating-rate receiver / fixed-rate payer swaps	429.0	332.7	44.7	51.6	2.5	13.8
Floating-rate receiver / floating-rate payer swaps	-	-	-	-	-	-
Total firm financial instruments	1,045.5	949.2	44.7	51.6	3.3	13.8
Purchases of caps	122.5	-	122.5	-	-	-
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	122.5	-	122.5	-	-	-
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	1,168.0	949.2	167.2	51.6	3.3	13.8

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The variation in the portfolio of interest rate derivatives not qualifying for hedge accounting between 2012 and 2011 is mainly due to:

•

The early termination of the majority of the options portfolio held by Veolia Environnement SA and certain swaps not qualified as hedges, in the total amount of €1,420 million;

•

Expiry at maturity of short-term financial instruments hedging cash investments of approximately €1,800 million;

•

The set-up of new transactions in the amount of €878 million and primarily short-term swaps hedging cash investments in the amount of €830 million.

Recap: the breakdown as of December 31, 2011 and 2010 is as follows:

(€ million)	Notional amount as of December 31, 2011				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	246.0	209.6	36.4	-	0.9	-
Floating-rate receiver / fixed-rate payer swaps	1,743.9	1,593.5	97.5	52.9	2.1	11.0
Floating-rate receiver / floating-rate payer swaps	250.0	-	250.0	-	1.7	-
Total firm financial instruments	2,239.9	1,803.1	383.9	52.9	4.7	11.0
Purchases of vanilla and structured caps	1,290.2	300.0	990.2	-	0.4	10.5
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	1,290.2	300.0	990.2	-	0.4	10.5
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	3,530.1	2,103.1	1,374.1	52.9	5.1	21.5

(€ million)	Notional amount as of December 31, 2010				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	358.6	293.7	56.9	8.0	2.5	-
Floating-rate receiver / fixed-rate payer swaps	431.7	247.7	128.1	55.9	-	10.7
Floating-rate receiver / floating-rate payer swaps	250.0	-	250.0	-	-	3.3
Total firm financial instruments	1,040.3	541.4	435.0	63.9	2.5	14.0
Purchases of vanilla and structured caps	952.4	30.0	722.4	200.0	-	9.3
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	952.4	30.0	722.4	200.0	-	9.3
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	1,992.7	571.4	1,157.4	263.9	2.5	23.3

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

28.2    Foreign currency derivatives

The fair value of foreign currency derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
FOREIGN CURRENCY DERIVATIVES		44.9	112.5	38.4	118.9	32.4	126.0
Net investment hedges	28.2.1	4.3	21.4	11.6	30.1	3.6	49.6
Fair value hedges	28.2.2	3.7	3.5	6.0	11.9	2.6	1.0
Cash flow hedges	28.2.3	3.3	1.8	2.3	4.7	9.6	1.3
Derivatives not qualifying for hedge accounting	28.2.4	33.6	44.7	18.5	47.9	16.6	47.6
Embedded derivatives		-	41.1	-	24.3	-	26.5

28.2.1     Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2012 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	CZK	200.5	200.5	-	-	0.4	-
	SEK	63.1	63.1	-	-	-	0.2
	HKD	255.3	255.3	-	-	1.0	0.7
	HUF	38.2	38.2	-	-	-	0.1
	ILS	19.6	19.6	-	-	-	0.1
	PLN	216.9	216.9	-	-	-	2.9
	Other	102.8	102.8	-	-	2.0	-
Embedded derivatives (forward sale)	KRW	82.4	15.1	63.2	4.1	0.9	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	60.0	-	60.0	-	17.4
Total foreign currency derivatives		1,098.8	971.5	63.2	64.1	4.3	21.4
USD borrowings	USD	1,070.1	352.5	-	717.6	N/A	N/A
GBP borrowings	GBP	796.5	-	-	796.5	N/A	N/A
Syndicated loan facility	PLN	392.7	-	392.7	-	N/A	N/A
Total financing		2,259.3	352.5	392.7	1,514.1	N/A	N/A
TOTAL		3,358.1	1,324.0	455.9	1,578.2	N/A	N/A

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2011 are mainly due to:

•

The increase in the fair value of euro/Chinese renminbi yuan cross currency swaps for €5.8 million;

•

The decrease in the fair value of the Korean won embedded derivative for €5.2 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Net foreign exchange gains recorded in Group foreign exchange translation reserves as of December 31, 2012 of €114.8 million mainly comprise:

•

The impact of exchange rate fluctuations on hedges of Water Division investments, particularly in China, Korea, the Czech Republic, Japan and the United States of €18.3 million;

•

The €86.6 million impact of exchange rate fluctuations on hedges of Veolia Environnement SA investments in the United States (€80.4 million) and the United Kingdom (€6.2 million).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Recap: the breakdown as of December 31, 2011 and 2010 is as follows:

Financial instrument	Notional amount as of December 31, 2011 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	CZK	195.2	195.2	-	-	-	0.2
	SEK	60.4	60.4	-	-	-	0.4
	HKD	255.5	255.5	-	-	0.3	4.8
	HUF	36.0	36.0	-	-	0.7	-
	ILS	19.6	19.6	-	-	0.1	-
	JPY	78.9	78.9	-	-	-	1.5
	PLN	246.5	246.5	-	-	4.3	-
	Other	17.2	17.2	-	-	-	-
Embedded derivatives (forward sale)	KRW	85.9	12.9	53.3	19.7	6.2	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	23.2
Total foreign currency derivatives		1,115.2	922.2	113.3	79.7	11.6	30.1
USD borrowings	USD	1224.5	-	326.3	898.2	N/A	N/A
GBP borrowings	GBP	778.2	-	-	778.2	N/A	N/A
Syndicated loan facility	PLN	307.3	307.3	-	-	N/A	N/A
Total financing		2,310.0	307.3	326.3	1,676.4	N/A	N/A
TOTAL		3,425.2	1,229.5	439.6	1,756.1	N/A	N/A

Financial instrument	Notional amount as of December 31, 2010 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	CZK	199.2	199.2	-	-	-	1.6
	GBP	73.8	73.8	-	-	0.2	1.6
	HKD	218.2	218.2	-	-	3.1	0.3
	HUF	39.5	39.5	-	-	-	0.5
	ILS	29.5	29.5	-	-	0.2	0.3
	JPY	73.9	73.9	-	-	-	0.2
	PLN	85.8	85.8	-	-	-	1.4
	Other	17.0	17.0	-	-	0.1	-
Embedded derivatives (forward sale)	KRW	98.5	14.7	51.4	32.4	-	1.6
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	42.1
Total foreign currency derivatives		955.4	751.6	111.4	92.4	3.6	49.6
USD borrowings	USD	1,499.9	-	630.1	869.8	N/A	N/A
GBP borrowings	GBP	755.2	-	-	755.2	N/A	N/A
Syndicated loan facility	PLN	257.1	257.1	-	-	N/A	N/A
Total financing		2,512.2	257.1	630.1	1,625.0	N/A	N/A
TOTAL		3,467.6	1,008.7	741.5	1,717.4	N/A	N/A

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

28.2.2     Fair value hedges

Financial instruments designated as fair value hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2012 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchases	GBP	17.6	17.4	0.2	-	0.3	0.4
Forward purchases	SEK	6.6	6.1	0.5	-	0.6	0.3
Forward sales	HKD	31.4	26.0	5.4	-	0.5	0.8
Forward sales	KWD	14.4	12.6	1.8	-	0.4	0.6
Forward sales	NOK	9.9	4.2	5.7	-	0.3	0.8
Forward sales	PLN	3.1	0.2	2.9	-	0.3	0.3
Forward sales	USD	47.5	45.9	1.6	-	1.2	0.2
Other currencies		7.1	6.7	0.4	-	0.1	0.1
TOTAL FOREIGN CURRENCY DERIVATIVES						3.7	3.5

The fair value hedges presented above mainly consist of foreign currency hedges in respect of construction contracts.

28.2.3     Cash flow hedges

Financial instruments designated as cash flow hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2012 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchases	CZK	54.8	48.8	6.0	-	0.1	0.5
Forward purchases	PLN	15.9	14.6	1.3	-	0.7	-
Forward sales	USD	4.0	4.0	-	-	0.1	-
Forward sales	GBP	186.1	51.9	134.2	-	1.7	1.3
Forward sales	RON	5.6	-	5.6	-	0.7	-
TOTAL FOREIGN CURRENCY DERIVATIVES						3.3	1.8

The cash flow hedges presented above mainly consist of forward purchases/sales of foreign currencies different from the functional currencies of the entities concerned, in connection with their own activities and particularly hedges entered into in respect of Private Finance Initiatives (PFI) in the United Kingdom. These projects concern in particular the districts of Southwark, West Berkshire, Staffordshire and Leeds.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

28.2.4     Hedges of currency exposure in the Consolidated Statement of Financial Position by derivatives not qualifying for hedge accounting

Fair value	As of December 31, 2012
(€ million)	Total	USD	GBP	NOK	HKD	KRW	Other
Forward purchases	8.7	-	-	8.2	-	-	0.5
Currency receiver swaps	(31.2)	(28.5)	(2.6)	-	-	-	(0.1)
Total currency swaps and forward purchases	(22.5)	(28.5)	(2.6)	8.2	-	-	0.4
Forward sales	(41.8)	0.1	0.2	(0.1)	-	(41.8)	(0.2)
Currency payer swaps	12.2	0.3	8.0	(0.1)	4.2	-	(0.2)
Total currency swaps and forward sales	(29.6)	0.4	8.2	(0.2)	4.2	(41.8)	(0.4)
Call options	-	-	-	-	-	-	-
Put options	(0.1)	0.3	-	-	-	(0.4)	-
Total currency options	(0.1)	0.3	-	-	-	(0.4)	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(52.2)	(27.8)	5.6	8.0	4.2	(42.2)	-

Recap: Hedges as of December 31, 2011 and 2010 are as follows:

Fair value	As of December 31, 2011
(€ million)	Total	USD	GBP	NOK	HKD	KRW	Other
Forward purchases	2.8	0.2	0.1	3.0	-	-	(0.5)
Currency receiver swaps	2.0	1.8	0.1	-	-	-	0.1
Total currency swaps and forward purchases	4.8	2.0	0.2	3.0	-	-	(0.4)
Forward sales	(25.4)	(1.5)	(0.1)	-	(0.1)	(24.3)	0.6
Currency payer swaps	(30.2)	(3.7)	(20.5)	-	(8.5)	-	2.5
Total currency swaps and forward sales	(55.6)	(5.2)	(20.6)	-	(8.6)	(24.3)	3.1
Call options	-	-	-	-	-	-	-
Put options	(2.9)	-	-	-	-	(2.9)	-
Total currency options	(2.9)	-	-	-	-	(2.9)	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(53.7)	(3.2)	(20.4)	3.0	(8.6)	(27.2)	2.7

Fair value	As of December 31, 2010
(€ million)	Total	USD	GBP	NOK	SEK	KRW	Other
Forward purchases	(0.8)	(0.6)	(0.6)	-	-	0.1	0.3
Currency receiver swaps	3.0	1.4	1.8	0.1	0.1	-	(0.4)
Total currency swaps and forward purchases	2.2	0.8	1.2	0.1	0.1	0.1	(0.1)
Forward sales	(34.0)	0.7	-	(0.4)	(0.7)	(30.1)	(3.5)
Currency payer swaps	(25.1)	0.2	(12.5)	(4.5)	(2.4)	-	(5.9)
Total currency swaps and forward sales	(59.1)	0.9	(12.5)	(4.9)	(3.1)	(30.1)	(9.4)
Call options	-	-	-	-	-	-	-
Put options	(0.6)	-	-	-	-	(0.6)	-
Total currency options	(0.6)	-	-	-	-	(0.6)	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(57.5)	1.7	(11.3)	(4.8)	(3.0)	(30.6)	(9.5)

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

The above portfolio of foreign currency derivatives was mainly contracted by Veolia Environnement SA to hedge its foreign currency-denominated net financial debt (comprising foreign currency-denominated borrowings and foreign currency-denominated inter-company loans and borrowings).

28.3    Commodity derivatives

As of December 31, 2012, the fair value of commodity derivatives totals €8.4 million in assets and €48.9 million in liabilities. The €30.3 million decrease in fair value on December 31, 2011 is mainly due to the impact of:

•

A €25.1 million decrease in the fair value of electricity instruments, mainly due to the expiry of profitable positions in 2012 and the fall in electricity prices;

•

A €5.9 million decrease in the fair value of CO2 transactions, due to the expiry of forward sales of phase 2 allowances;

•

A €0.6 million decrease in the fair value of gas/crude oil/coal transactions, due to the expiry of gas/crude oil positions in 2012, the fall in the price of coal and the increase in the crude oil - gas price differential.

(€ million)	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	8.4	48.9	36.5	46.7	62.7	34.0
Electricity	7.3	31.8	22.2	21.6	42.2	22.9
Petroleum products*	0.9	1.5	4.3	0.3	4.9	0.7
Gas*	-	9.2	-	15.9	8.9	-
CO2	0.1	0.1	8.9	3.0	0.7	0.5
Coal*	0.1	6.3	1.1	4.6	6.0	8.4
Other	-	-	-	1.3	-	1.5
(*) Transactions concerning gas, coal or other petroleum products are primarily swaps maturing in 2014.

Pursuant to IAS 39, these derivatives break down as follows:

(€ million)	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	8.4	48.9	36.5	46.7	62.7	34.0
Fair value hedges	-	-	-	1.3	-	0.5
Cash flow hedges	0.8	16.3	12.4	20.6	20.1	10.4
Derivatives not qualifying for hedge accounting	7.6	32.6	24.1	24.8	42.6	23.1

Material contract notional amounts (electricity – see Note 1.23) are as follows:

28.3.1     Electricity

(€ million)	Notional contract amounts as of December 31, 2012 by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	9,535	868	2,239	6,428
• in € million	580	47	135	398
Electricity sales instruments:
• in Gwh	1,178	953	225	-
• in € million	58	47	11	-

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Electricity purchase instruments covering the period 2013 to 2025 have a market value of -€27 million (based on valuation assumptions at the year-end) and sales instruments maturing in 2014 have a net market value of +€2 million. These transactions are recorded in the Consolidated Statement of Financial Position at fair value based on the quoted price of commodities with similar maturities and using internal models integrating non-observable data in the absence of a liquid market.

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of +€4.2 million and -€3.8 million, respectively.

(€ million)	Notional contract amounts as of December 31, 2011 by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	11,420	774	2,293	8,353
• in € million	734	43	147	544
Electricity sales instruments:
• in Gwh	831	831	-	-
• in € million	58	58	-	-

(€ million)	Notional contract amounts as of December 31, 2010 by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	11,186	700	2,100	8,386
• in € million	770	41	140	589
Electricity sales instruments:
• in Gwh	1,512	735	777	-
• in € million	111	55	56	-

28.3.2     Greenhouse gas emission rights

In 2010 and 2011 the market value of CO² transactions mainly reflected forward purchases and sales designated as cash flow hedges and other transactions not qualifying for hedge accounting relating to contracts swapping greenhouse gas emission rights (EUA) for Carbon Emission certificates.

These transactions had expired at the end of 2012, explaining the immaterial value of CO² transactions.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 29  Employee benefit obligation

29.1    Share-based compensation

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management.

Outstanding option plans at the end of 2012 were as follows:

	N°8	N°7	N°6	N°5
	2010	2007	2006	2004
Grant date	09/28/2010	07/17/2007	03/28/2006	12/24/2004
Number of options granted	2,462,800	2,490,400	4,044,900	3,341,600
Number of options not exercised	0***	548,600*	3,032,495	0
Plan term	8 years	8 years	8 years	8 years
Vesting conditions	4 years’ service plus performance conditions	4 years’ service plus performance conditions	4 years’ service	3 years’ service plus performance conditions for certain plans
Vesting method	After 4 years	After 4 years	After 4 years	By tranches of 1/3 over 3 years
Strike price (in euros)	22.50	57.05	44.03**	24.32**

*     Given the performance criteria, the number of options effectively exercisable was reduced by 1,742,650 in 2008.

*** Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2007). The initial strike prices for plans no.4, no.5 and no.6 were €22.50. €24.72 and €44.75, respectively

*** Following the failure to achieve performance criteria, to be validated by the Board of Directors’ meeting of March 14, 2013.

2011 and 2012

The Group did not grant any share options in 2011 or 2012.

2010

In 2010, the Group granted 2,462,800 share options to members of the Executive Committee (excluding the Chief Executive Officer) and three employee groups. The first group comprised Veolia Environnement Group key management, including members of the Executive Committee. The second group comprised other Group management members and the third one included high-performing executive and non-executive employees. The estimated fair value of each option granted in 2010 was €1.86. This value was calculated using the Black and Scholes model, based on the following underlying assumptions: share price of €19.72, volatility of 26.6% based on share prices over a 6-year period in line with the estimated maturity of the plan, expected annual yield of 6.14%, risk-free interest rate of 1.97% and estimated exercise maturity of six years.

The options granted under the plan may only be exercised after a period of four years commencing the grant date, that is from September 29, 2014, provided the Group return on capital employed as of December 31, 2012 is at least equal to 8.4% (application of this performance criteria varies according to the employee category).

This condition would not appear to be satisfied at the 2012 year end and the Board of Directors’ meeting of March 14, 2013 should take due note that the options cannot be exercised.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

2008 and 2009

The Group did not grant any share options in 2008 or 2009.

2007

In 2007, the Group granted 2,490,400 share options to two employee groups. The first group comprised Veolia Environnement Group management, including members of the Executive Committee. The second group comprised senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007 was €13.91. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate of 4.59% and estimated exercise maturity of 6 years.

In 2007, the Group granted 333,700 free shares to employees recognized for their excellent performance in 2006. In France, rights vest after two years, followed by a two year lock-in period and are subject to performance conditions. Outside France, rights vest after four years subject to performance conditions. The estimated fair value of each free share granted in 2007 was €57.26, net of dividends not received during the vesting period and for shares granted to French employees, a discount for non-transferability.

Finally, in 2007 the Group granted 205,200 stock appreciation rights (SAR) on ordinary shares to three employee groups: firstly, Veolia Environnement Group management, secondly senior managers of Veolia Environnement Group companies and thirdly employees recognized for their excellent performance in 2006. Rights vest after four years subject to performance conditions. As of December 31, 2010, the estimated fair value of each option granted in 2007 was €0.03. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €21.86, historical volatility of 32.38%, expected dividend yield of 5.48%, risk-free interest rate of 1.12%, estimated exercise maturity of two years, subscription price of €57.20.

The performance condition determining the number of options granted under the three 2007 plans (share options, free shares and SAR) was the increase in net earnings per share between December 31, 2006 and December 31, 2008. This was taken into account in the calculation of the number of options vested and the compensation expense.

2006

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprised Veolia Environnement Group management, including members of the Executive Committee. The second group comprised senior management of Veolia Environnement Group companies. The third group comprised Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was €10.01. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate of 3.69% and estimated exercise maturity of 6 years.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Information on share purchase and subscription options granted since 2001 is presented below, with a breakdown of movements in 2007, 2008, 2009, 2010, 2011 and 2012 (share option plans excluding free share plans and SAR plans (settled in cash):

	Number of options	Weighted average strike price (in euros)
As of December 31, 2007	15,421,173	37.71
Granted	-	-
Exercised	(886,095)	28.36
Cancelled	(242,056)	46.78
Expired	(1,804,495)*	56.17
As of December 31, 2008	12,488,527	35.53
Granted
Exercised	(31,011)	25.06
Cancelled	(148,418)	46.05
Expired	(1,382,525)	40.59
As of December 31, 2009	10,926,573	34.78
Granted	2,462,800	22.50
Exercised	(71,113)	29.46
Cancelled	(310,576)	45.43
Expired	(1,895,041)	36.65
As of December 31, 2010	11,112,643	31.48
Granted	-	-
Exercised	(64,197)	22.14
Cancelled	(287,140)	38.30
Expired	(1,480,043)	22.14
As of December 31, 2011	9,281,263	32.82
Granted	-	-
Exercised	-	-
Cancelled	(514,480)	34.08
Expired	(5,185,688)**	23.57
As of December 31, 2012	3,581,095	46.02
* Including 1,742,650 due to failure to meet performance conditions. ** Including 2,127,400 due to failure to meet performance conditions.

No options were exercised in 2012.

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2012 are as follows:

Strike price	Number of options outstanding	Weighted average strike price (in euros)	Average residual term (in years)	Number of options vested
40-45	3,032,495	44.03	1.24	3,032,495
55-60	548,600	57.05	2.54	548,600
Total	3,581,095	46.02	1.44	3,581,095

As of December 31, 2012, 3,581,095 options can be exercised.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Employee savings plans

Veolia Environnement has set-up standard and leveraged savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

No savings plans were set up in 2011 or 2012.

Shares subscribed by Veolia Environnement employees in 2010:

2010
Number of shares	855,335
Subscription price	€17.74
Amount subscribed (€ million)	15.2

In 2010, a compensation expense of €8.2 million was recorded in accordance with IFRS 2 on share-based payments. This compensation includes a discount for non-transferability applied to the standard plan of €1.2 million.

Veolia Group applies the recommendations of the CNC (press release of December 21, 2004 on Company Savings Plans and supplementary notice of February 2, 2007). The discount for non-transferability was determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares, financed by a loan.

The following assumptions were adopted in 2010:

2010
Risk-free interest rate	1.81%
Interest rate for calculating the carrying cost	5.74%
Notional cost of non-transferability of shares (as a percentage of the spot rate of the shares at the grant date)	17%

29.2 Pension plans and other post-employment benefits

a-   Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

Defined contribution plans

As described in Note 1.15, defined contribution plans are plans under which the Group (or a Group entity) pays an agreed contribution to a separate entity, relieving it of any liability for future payments. These obligations are expensed in the Consolidated Income Statement when due. Basic mandatory pension plans in the various countries where the Group operates are generally defined contribution plans.

Supplementary defined contribution plans have been set up in certain subsidiaries. Expenses incurred by the Group under these plans total €76 million for 2012 and €70 million for 2011.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Defined benefit plans

Some Group companies have established defined benefit pension plans and/or offer other post-employment benefits (mainly retirement termination payments).

The tables in Note 29.2 § b present the obligations in respect of defined benefit pension plans (see Note 1.15) and other post-employment benefits.

The measurement of these obligations is reflected by the DBO (Defined Benefit Obligation) or actuarial liability. These future outflow commitments may be partially or fully funded (“plan assets”).

The greatest obligations are located in the United Kingdom and France.

United Kingdom

In the United Kingdom, defined benefit pension plans are mainly final salary plans. Most of these plans are closed to new employees and the majority is also closed to the acquisition of new rights. These plans are financed by employer and employee contributions paid to an independent pension fund (the Trustee). Local regulations ensure the independence of the pension fund, which has 13 members (including 7 employer representatives, 5 representatives of active and retired employees and 1 independent member). The investment policy is defined by the pension fund. Funding levels and the contribution payment schedule is negotiated by the employer and the Trustee, based on three-yearly actuarial valuations. The payment schedule encompasses both the funding of the deficit associated with past rights and service costs of future years. Plan rules authorize the employer to recover excess funds paid at the end of the plans.

The defined benefit obligation in the United Kingdom is €883 million as of December 31, 2012 (compared with €1,178 million as of December 2011) and is funded by plan assets of €777 million at this date (compared with €1,057 million in 2011).

The decrease in the defined benefit obligation between December 31, 2011 and December 31, 2012 is mainly due to the divestiture of regulated Water activities (-€398.5 million), the discounting of the obligation (€47.0 million) and actuarial losses (€49 million).

The average duration of these plans is approximately 21 years.

France

In France, the defined benefit obligation for all plans totaled €535 million as of December 31, 2012 (€466 million as of December 31, 2011) and is funded by plan assets of €117 million as of December 31, 2012 (€119 million as of December 31, 2011).

Approximately 75% of the obligation relates to retirement indemnities (legally required payments) paid in a lump sum. These indemnities represent a number of months’ salary based on Group seniority and are legally required by the applicable collective-bargaining agreement to be paid on an employee’s retirement. A portion of these obligations is covered by insurance contracts, but this funding is at the discretion of the employer.

The average duration of these plans is approximately 11 years.

The risk associated with this type of plan is legislative risk, in terms of potential adjustments to redundancy payments to which retirement indemnities are linked in certain collective bargaining agreements. Furthermore, the renegotiation of collective bargaining agreements could also generate adjustments to indemnities granted.

With respect to executive plans, Chapter 15 sets out the terms and conditions of the main plan covering members of the Executive Committee.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Multi-employer plans

Under collective agreements, some Group companies participate in multi-employer defined benefit pension plans. However, these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities. They are therefore recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Germany and the Netherlands and concern approximately 4,500 employees in 2012. The corresponding expense recorded in the consolidated income statement is equal to annual contributions and totals approximately €12 million in 2012 and €13 million in 2011. Multi-employer plans in the Netherlands are funded by capitalization; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in France and the United States.

b-   Obligations in respect of defined benefit pension plans and other post-employment benefits.

Change in the Defined Benefit Obligation (DBO)

Change in the defined-benefit obligation	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2012	2011	2010	2012	2011	2010
Defined benefit obligation at beginning of year	1,957.3	2,062.7	1,770.1	14.0	53.2	41.5
Restatement of the defined benefit obligation of the Transportation business, in the course of divestiture in 2011 and add-back of the defined benefit obligation of SNCM in 2012	7.8	(172.1)		15.0	(37.6)
Defined benefit obligation at beginning of year	1,965.1	1,890.6	1,770.1	29.0	15.6	41.5
Current service cost	45.9	49.3	57.1	1.1	0.9	1.5
Interest cost	78.0	86.9	92.9	1.2	0.6	2.3
Plan participants’ contributions	3.2	4.3	5.4	-	-	-
Benefit obligation assumed on acquisition of subsidiaries*	5.0	3.4	64.7	-	2.4	-
Benefit obligation transferred on divestiture of subsidiaries**	(402.0)	(20.6)	(14.5)	(1.3)	-	(1.8)
Curtailments	(22.1)	(8.8)	(3.6)	-	-	-
Liquidations***	(2.3)	(23.0)	(10.3)	-	(5.6)	-
Actuarial losses (gains)	134.0	3.1	106.2	6.4	1.8	3.8
Benefits paid	(75.8)	(79.2)	(86.6)	(1.1)	(1.6)	(3.3)
Plan amendments	2.6	10.1	10.6	-	-	3.8
Other (incl. changes in consolidation scope and foreign exchange translation)	28.3	41.2	70.7	(1.8)	(0.1)	5.4
(A) DEFINED BENEFIT OBLIGATION AT END OF YEAR	1,759.9	1,957.3	2,062.7	33.5	14.0	53.2
o/w Defined benefit obligation at end of year in respect of partially or fully funded plans	1,369.2	1,614.1	1,652.8		-	-
o/w Defined benefit obligation at end of year in respect of unfunded plans	390.7	343.2	409.9	33.5	14.0	53.2

*      In 2010, primarily plan assets acquired by the Group following the Phoenix contract win in the United States in the amount of €56.8 million.

**    In 2012, this line includes the decrease in the DBO associated with the divestiture of regulated Water activities in the United Kingdom of €398.5 million. In 2011, the divestiture of Proxiserve (Energy Services) generated a decrease in the DBO of €12.8 million.

***  Primarily in 2011, the early termination of the management agreement between the City of Indianapolis and Veolia leading to a reduction in the DBO (liquidation) of €15.0 million.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

In 2012, the divestiture of regulated Water activities in the United Kingdom on June 28, 2012 generated a decrease in the defined benefit obligation of €398.5 million and impacted all obligation movement lines (particularly interest cost).

Other changes in the defined benefit obligation for pension plans and other post-employment benefits (excluding health insurance coverage of retirees) primarily concern the impact of foreign exchange translation (€35 million in 2012 and €38 million in 2011).

c-   Change in plan assets

The following table presents plan assets funding obligations in respect of defined benefit pension plans and other post-employment benefits.

Change in plan assets	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
(€ million)	2012	2011	2010	2012	2011	2010
Fair value of plan assets at beginning of year	1,281.8	1,290.3	1,101.9	-	-	-
Restatement in 2011 of the fair value of plan assets of the Transportation business. in the course of divestiture	-	71.3	-	-	-	-
Fair value of plan assets at beginning of year	1,281.8	1,219.0	1,101.9	-	-	-
Actual return on plan assets	80.5	50.2	103.0
o/w Expected return on plan assets	55.6	66.7	67.4	-	-	-
o/w Actuarial gains (losses)	24.9	(16.5)	35.6	-	-	-
Group contributions	58.9	37.5	58.4	-	-	-
Plan participants’ contributions	3.2	4.3	5.4	-	-	-
Plan assets acquired on acquisition of subsidiaries*	-	0.2	38.5	-	-	-
Plan assets transferred on divestiture of subsidiaries**	(404.9)	(2.7)	(6.7)	-	-	-
Liquidations	(0.5)	(13.6)	(8.4)	-	-	-
Benefits paid	(44.6)	(48.2)	(52.8)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	35.2	35.1	51.0	-	-	-
(B) FAIR VALUE OF PLAN ASSETS AT END OF YEAR	1,009.6	1,281.8	1,290.3	-	-	-

*    Primarily plan assets acquired by the Group following the Phoenix contract win in the United States in the amount of €38.4 million.

**  Plan assets transferred mainly concern the divestiture of regulated Water activities in the United Kingdom in the amount of €404.2 million

Other changes in plan assets primarily concern the impact of foreign exchange translation (€35 million in 2012, €34 million in 2011 and €48 million in 2010).

The actual return on plan assets in 2012, 2011, and 2010 was 7.02%, 4.0%, and 8.6%, respectively and reflects market performance based on the asset investment profile.

The Group plans to make contributions of €21.8 million to defined benefit plans in 2013.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Group pension plan assets (excluding the Transportation business) were invested as follows as of December 31, 2012, 2011 and 2010:

	As of December 31, 2012(*)	As of December 31, 2011(*)	As of December 31, 2010(*)
Shares	23%	30%	47%
Bonds and debt instruments	41%	38%	45%
Diversified funds	15%	9%	-
Insurance risk-free funds	6%	9%	5%
Liquid assets	1%	-	2%
Other	14%	14%	1%
(*) A more detailed breakdown of investments is now presented, to better reflect the risk mitigation policy through the diversification of asset categories adopted in the United Kingdom.

Assets in the United Kingdom are primarily invested in shares, bonds and diversified funds via a trust and expected long-term rates of return are based on long-term market performance statistics.

Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return.

d-   Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented.

The benefit obligation in respect of pension plans and post-employment benefits as of December 31, 2012, 2011 and 2010 is based on the following average assumptions:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Discount rate	3.78%	4.54%	4.76%
- United Kingdom	4.40%	4.70%	5.10%
- Euro zone	3.20%	4.70%	4.60%
Expected rate of salary increase	2.97%	3.58%	3.44%

Average residual active life expectancy assumptions are as follows:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Average residual active life expectancy (in years)	13.1	12.2	12.9

Expected returns on plan assets in 2012, 2011 and 2010, as defined at the start of each year to determine the amount recorded in the income statement, are as follows:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Expected return on plan assets	5.1%	5.7%	5.9%
- United Kingdom	5.4%	6.1%	6.2%

The expected return on plan assets in the United Kingdom (representing the vast majority of Group plan assets) is determined individually for each plan based on market expectations and depends in particular on the investment strategy of each Division.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Additional assumptions concerning health insurance plans for retirees (excluding the Transportation business)

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Assumed rate of increase in health costs in the coming year	4.01%	5.36%	5.6%
Target rate of increase in costs	3.5%	3.7%	3.9%
Year long-term rate is expected to stabilize	2020	2019	2020

Sensitivity of the benefit obligation and the current service cost

The Group benefit obligation (excluding the Transportation business) is especially sensitive to discount and inflation rates.

A 1% increase in the discount rate would decrease the benefit obligation by €246 million and the current service cost of the next year by €6 million. A 1% decrease in the discount rate would increase the benefit obligation by €293 million and the current service cost of the next year by €8 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €236 million and the current service cost of the next year by €7 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €204 million and the current service cost by €6 million.

Assumptions concerning the growth in health insurance costs have little impact on the defined benefit obligation and the current service cost.

e-   Change in the funding status of post-employment benefit obligations and the provision

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2012	2011	2010	2012	2011	2010
Funding status = (B) – (A)	(750.3)	(675.5)	(772.4)	(33.5)	(14.0)	(53.2)
Unrecognized past service cost	67.8	79.9	93.3	-	-	2.9
Other	-	-	-	-	-	-
NET OBLIGATION	(682.5)	(595.6)	(679.1)	(33.5)	(14.0)	(50.3)
Provisions	(701.3)	(606.1)	(686.2)	(33.5)	(14.0)	(50.3)
Prepaid benefits (regimes with a funding surplus)	18.8	10.5	7.1	-	-	-

Provisions for post-employment benefits total €734.8 million, compared with €620.1 million in 2011. In 2012, this amount includes in particular provisions of €10.4 million reclassified in the Consolidated statement of financial position in Liabilities directly associated with assets held for sale (including Moroccan activities in the Water Division and Citelum) i.e. an amount of €724.4 million recorded in the Consolidated statement of financial position.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

f-   Change in right to reimbursement

Change in right to reimbursement (€ million)	2012	2011	2010
Fair value of right to reimbursement at beginning of year	3.8	24.2	22.4
Restatement of the fair value of the right to reimbursement of the Transportation business in the course of divestiture in 2011 and add back of the fair value of the SNCM right to reimbursement in 2012	8.7	(19.2)
Fair value of right to reimbursement at beginning of year	12.5	5.0	22.4
Expected return on right to reimbursement	0.6	0.3	0.9
Actuarial gains (losses)	1.8	(0.8)	1.4
Right to reimbursement acquired on acquisition of subsidiaries	-	-	0.8
Repayments	(0.2)	(0.7)	(1.4)
Other (incl. new right to reimbursements)	1.0	-	0.1
FAIR VALUE OF RIGHT TO REIMBURSEMENT AT END OF YEAR	15.7	3.8	24.2

Right to reimbursement is recorded in assets as of December 31, 2012 at a value of €15.7 million. Right to reimbursement concerns the portion of employee rights to post-employment benefits corresponding to periods during which the employee was employed by a previous employer or where the operating contract stipulates that employee entitlement to post-employment benefits is assumed by a third party.

g-   Impact on the consolidated income statement

The net benefit cost is presented excluding the Transportation business in 2012 and breaks down as follows:

(€ million)	As of December 31,
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2012	2011(*)	2010	2012	2011(*)	2010
Current service cost	45.9	49.9	57.1	1.1	1.4	1.5
Interest cost	78.0	87.4	92.9	1.2	1.7	2.3
Expected return on plan assets	(55.6)	(66.7)	(67.4)	-	-	-
Expected return on right to reimbursement	(0.2)	(0.3)	-	(0.4)	(0.7)	(0.9)
Past service costs recognized in the year	9.7	10.6	11.1	-	-	1.5
Curtailments / liquidations	(16.8)	(15.5)	(3.0)	-	(5.6)	-
Other	(0.7)	2.0	(0.9)	(1.6)		-
NET BENEFIT COST	60.3	67.4	89.8	0.3	3.2	4.4
(*) 2011 figures have been adjusted to include amounts relating to SNCM (Group share of 50%).

These costs are recorded in full in operating income, except for the interest cost, expected return on plan assets and right to reimbursement, which are recorded in net finance costs.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

h-   Actuarial gains (losses)

Experience adjustments for the current and four prior periods are as follows:

Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)	2012	2011	2010	2009	2008
Benefit obligation at year end	(1,759.9)	(1,957.3)	(2,062.7)	(1,770.1)	(1,522.0)
Fair value of plan assets at year end	1,009.6	1,281.8	1,290.3	1,101.9	901.1
Funding status	(750.3)	(675.5)	(772.4)	(668.2)	(620.9)
Actuarial gains (losses) / experience adjustments on obligations	6.7	(20.0)	0.3	(11.7)	8.8
% of the benefit obligation	(0.38%)	1.02%	(0.02%)	0.66%	(0.58%)
Actuarial gains (losses) / experience adjustments on plan assets	24.8	(16.5)	35.6	79.2	(219.6)

Health insurance coverage of retirees	2012	2011	2010	2009	2008
Benefit obligation at year end	(33.5)	(14.0)	(53.2)	(41.5)	(41.7)
Fair value of plan assets at year end	-	-	-	-	-
Funding status	(33.5)	(14.0)	(53.2)	(41.5)	(41.7)
Actuarial gains (losses) / experience adjustments on obligations	(0.4)	(0.2)	0.7	0.5	1.9
% of the benefit obligation	1.2%	1.4%	(1.25%)	(1.20%)	(4.56%)
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-	-	-

Cumulative amounts of actuarial gains and losses on obligations and plan assets recognized in other comprehensive income and the change in the asset ceiling are as follows:

	2012	2011	2010
Cumulative amounts as of January 1	(332.9)	(320.5)	(247.5)
Change in the period	(105.4)	(12.4)	(73.0)
Cumulative amounts as of December 31	(438.3)	(332.9)	(320.5)

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 30  Main acquisitions

30.1    Acquisitions in 2012

There were no acquisitions in 2012 with related net cash flows of more than €100 million.

Acquisitions in 2012 with related net cash flows of less than €100 million represent transaction costs of €55.3 million. These acquisitions contributed €13.3 million to Group revenue in 2012.

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

Acquisition of control of Azaliya in the Water Division

On June 4, 2012, following the meeting of the Board of Directors of Azaliya, a joint venture created by Veolia Eau and Mubadala Development Company for the implementation of a long-term strategic plan, encompassing all water supply and wastewater treatment services in Veolia Water Middle East and North African portfolio, a Share Purchase Agreement was signed for the sale to Veolia Eau of the 49% stake in Azaliya held by Mubadala for a consideration of €48 million and an enterprise value of €247 million.

This transaction was completed on August 2, 2012, bringing Veolia’s interest in Azaliya to 100%.

The completion of this transaction triggered the termination of all agreements between Mubadala and Veolia Eau and particularly the Azaliya shareholders’ agreement.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3 revised).

Acquisition costs are immaterial and were recorded in operating income.

Following completion of the transaction the Group launched a divesture process and a letter of intent was signed with a potential buyer in the third-quarter of 2012. In view of progress achieved with the divestiture process as of December 31, 2012, Water Division activities in Morocco were classified in discontinued operations as of December 31, 2012.

The additional stake acquired in Azaliya (Water activities in the Middle East) contributed revenue of €12.9 million in 2012. Had it been acquired at January 1, 2012, it would have contributed €25.8 million to Group revenue in 2012.

30.2    Acquisitions in 2011

The fair values of assets and liabilities acquired recognized at the 2011 year-end in the non-definitive opening balance sheets of fiscal year 2011 (SPEC in the Energy Services Division in Poland) were not materially changed during the 12-month period following their acquisition dates.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 31  Construction contracts

As described in Note 1.22. Veolia Group recognizes its construction contracts under the percentage of completion method. At each period-end, a contract statement compares the amount of costs incurred, plus profits (including any provisions for losses to completion) with intermediary billings: “Construction contracts in progress / Assets” therefore represents contracts for which the costs incurred and profits recognized exceed amounts billed.

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Construction contracts in progress / Assets (A)	675.8	622.4	500.0
Construction contracts in progress / Liabilities (B)	248.0	294.1	238.1
Construction contracts in progress / net (A) – (B)	427.8	328.3	261.9
Costs incurred plus income and losses recognized to date (C)	4,249.9	5,798.1	5,757.4
Amounts billed (D)	3,822.1	5,469.8	5,495.5
Construction contracts in progress / net (C) – (D)	427.8	328.3	261.9
Customer advances	69.5	88.4	55.0

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 32  Operating leases

The Group enters into operating leases (mainly for transportation equipment and buildings).

Future minimum lease payments under operating leases amount to €2,583.9 million as of December 31, 2012, compared with €2,686.7 million as of December 31, 2011 and €3,108.1 million as of December 31, 2010.

As of December 31, 2012, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2013	594.5
2014 & 2015	827.1
2016 & 2017	482.5
2018 and thereafter	679.8
TOTAL FUTURE MINIMUM LEASE PAYMENTS	2,583.9

Lease payments for the period

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Minimum lease payments expensed in the year	742.1	640.2	732.7
Contingent rent expensed in the year	24.5	19.2	18.7
TOTAL LEASE PAYMENTS FOR THE YEAR	766.6	659.4	751.4
Including total lease payments for the year for the Veolia Transdev group	189.4	165.8	262.9

Sub-lease revenue is not material.

Assets leased under operating leases

The value of assets concerned by operating leases within the Group is not material.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 33  Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below (Group share):

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Non-current assets	5,744.6	8,154.4	8,421.2
Current assets	2,841.7	3,848.3	4,021.6
TOTAL ASSETS	8,586.3	12,002.7	12,442.8
Equity attributable to owners of the Company	3,049.6	2,794.4	3,256.5
Equity attributable to non-controlling interests	306.6	1,008.5	1,065.3
Non-current liabilities	1,592.9	3,161.7	3,295.2
Current liabilities	3,637.2	5,038.1	4,825.8
TOTAL EQUITY AND LIABILITIES	8,586.3	12,002.7	12,442.8

(€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Income Statement data
Revenue	5,721.4	5,665.6	5,767.6
Operating income	314.0	201.0	710.7
Net income for the year	5.4	(108.8)	311.6
Financing data
Operating cash flows	614.9	779.5	671.1
Investing cash flows	2,083.0	(583.5)	(193.7)
Financing cash flows	(392.7)	(363.4)	(213.5)

The most material proportionately consolidated entities are as follows:

•

The Veolia Transdev group, proportionately consolidated from March 3, 2011, was retained in discontinued operations as of December 31, 2012 (see Note 23);

•

BWB (Berlin Water) in the Water Division in Germany, consolidated 50% up to October 30, 2012, contributed revenue of €452.4 million and operating income of €125.6 million;

•

In China, in the Water Division:

-

he Shenzhen contracts, consolidated 25%, contributed revenue of €189.6 million and net assets of €406.9 million;

-

he VW Pudong contracts, consolidated 50%, contributed revenue of €92.8 million and net assets of €192 million;

-

he Tianjin Shibei contracts, consolidated 49%, contributed revenue of €70.5 million and net assets of €291.2 million;

•

Dalkia International is 75.81% consolidated and contributed revenue of €3,689.8 million, operating income of €61.5 million and net assets of €3,070 million;

•

The Proactiva Group in South America is 50% consolidated and contributed revenue of €270.3 million, operating income of €32.2 million and net assets of €190.1 million.

As described in Note 30, on June 4, 2012, following the meeting of the Azaliya Board of Directors, Mubadala and Veolia Eau signed a Share Purchase Agreement for the sale to Veolia Water of the Azaliya shares held by Mubadala. The transaction was completed on August 2, 2012, bringing Veolia’s interest in Azaliya to 100%.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 34  Tax audits

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

The tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities, including Veolia Environnement SA. To date, none of these reviews have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks.

In Italy, in the Energy Services Division, Siram received revised tax assessments in respect of fiscal years 2004 and 2005. Litigation proceedings were initiated with respect to these tax assessments. The liabilities arising from this litigation have been anticipated and provided for in accordance with IAS 37.

On March 10, 2010, Veolia Environnement through its subsidiary VENAO received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter (Worthless Stock Deduction), in the amount of USD 4.5 billion (tax base). They also relate to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. These NOPA’s were received following the request by the Group for a pre-filing agreement from the Internal Revenue Service (IRS) in order to validate the amount of tax losses as of December 31, 2006.

During 2010, 2011 and 2012, the Group continued to discuss these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of December 31, 2012 and 2011, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for USD 4.5 billion (tax base) as well as other issues for an estimated aggregate amount of USD 0.7 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes.

In the context of this audit, the IRS issued several summons in reply to which VENAO submitted a number of documents. Nonetheless, on January 5, 2013, considering the response to the summons inadequate, the US Department of Justice brought an action against VENAO before the US District Court of the State of Delaware for enforcement of the summons.

Based on information available to the Company, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and had recorded a deferred tax asset relating to these tax losses.

Furthermore, an audit was performed by the US tax authorities in respect of fiscal years 2007 and 2008 for all the Group’s US entities. As of December 31, 2012, this audit is still ongoing. No major risks have been identified to date.

In estimating the risk as of December 31, 2012, the Group took account of the expenses that could arise as a consequence of these audits, based on a technical analysis of the positions defended by the Group before the tax authorities. The Group periodically reviews the risk estimate in view of developments in the audits and legal proceedings.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 35  Off-balance sheet commitments and collateral

Commitments given

Off-balance sheet commitments given break down as follows:

(€ million)	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	8,259.5	9,404.8	9,364.7	4,140.5	2,691.6	2,532.6
Operational guarantees including performance bonds	8,149.3	8,999.0	9,027.1	4,011.4	2,543.2	2,472.5
Purchase commitments	110.2	405.8	337.6	129.1	148.4	60.1
Commitments relating to the consolidation scope	772.0	885.0	908.8	237.6	376.0	295.2
Vendor warranties	469.4	731.6	874.5	217.7	365.1	291.7
Purchase commitments	192.9	83.4	20.2	16.1	2.7	1.4
Sale commitments	3.7	2.5	1.7	1.4	0.3	-
Other commitments relating to the consolidation scope	106.0	67.5	12.4	2.4	7.9	2.1
Financing commitments	904.1	493.3	611.7	277.8	216.2	117.7
Letters of credit	486.4	321.4	309.9	172.3	130.7	6.9
Debt guarantees	417.7	171.9	301.8	105.5	85.5	110.8
TOTAL COMMITMENTS GIVEN	9,935.6	10,783.1	10,885.2	4,655.9	3,283.8	2,945.5

In addition to commitments given, Veolia Environnement has also granted commitments of unlimited amount concerning:

•

A performance bond given by certain Water Division subsidiaries in respect of a shareholders’ agreement entered into on the acquisition of a municipal company in Germany;

•

Operational performance bonds given by certain subsidiaries of Water Division in respect of a construction contract and operating contract for a mud incinerator in Hong Kong.

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

The main categories of commitments include:

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

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

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

Therefore, the amount of our commitment for the rehabilitation and supervision of waste storage facilities is in general different from the amount of the provision recorded in the Group accounts (see Note 1.13 and Note 16).

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

•

Commitments related to engineering and construction activities:

Total commitments given in respect of construction activities in the Water Division (Veolia Water Solutions & Technologies) amount to €3,449.3 million as of December 31, 2012, compared with €3,205.4 million as of December 31, 2011 and €3,024.6 million as of December 31, 2010.

Total commitments received (see below) in respect of these same activities amount to €617.5 million as of December 31, 2012, €679.1 million as of December 31, 2011 and €740.3 million as of December 31, 2010.

Commitments given and received in respect of the three main contracts account for approximately 49% of total commitments.

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

•

Firm commodity purchase commitments:

As part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to set-up derivatives to fix the cost of commodity supplies where the contracts do not offer appropriate protection (see Note 27.1.3) or contract forward purchases or sales of commodities.

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

•

Coal and biomass in the Energy Services Division in Central European countries.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

In parallel, firm electricity sales contracts are entered into to secure selling prices over a period of less than 3 years. These commitments concern production activities exposed to the electricity wholesale market and primarily:

•

The Energy Services Division in Central Europe (mainly Poland and the Czech Republic);

•

The Environmental Services Division in the United Kingdom (electricity produced by waste incineration);

•

The Water Division in Germany.

Commitments given relating to the consolidation scope

Vendor warranties: these mainly include:

•

Warranties linked to the sale in 2004 of Water activities in the United States in the amount of €269.0 million;

•

Warranties given to Caisse des dépôts et consignations concerning Veolia Transport in connection with the March 3, 2011 combination of Veolia Transport and Transdev, estimated at approximately €208.8 million;

•

Warranties given in connection with the divestiture of regulated Water activities in the United Kingdom in the amount of €118.0 million; in addition, Veolia granted the buyer warranties covering tax risks up to the amount of the acquisition price for a 4-year period;
•

Warranties given in connection with the divestiture of solid waste activities in the amount of €72.0 million;

•

Warranties given in connection with the divestiture of American wind energy activities in the amount of €61.0 million;

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2012, these commitments mainly concern the Water Division (€9.2 million).

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

Agreements with Caisse des dépôts et consignations: Veolia Environnement granted Caisse des dépôts et consignations a call option covering all its Veolia Transdev shares exercisable in the event of a change in control of Veolia Environnement.

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

Commitments given break down by Division as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Water	7,122.6	7,044.1	6,541.1
Environmental Services	577.3	625.1	797.0
Energy Services	1,097.8	1,086.9	838.2
Other	2,087.5	2,027.0	1,759.3
TOTAL	10,885.2	10,783.1	9,935.6

Commitments on lease contracts entered into by the Group are analyzed in Notes 17 and 32.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Collateral guaranteeing borrowings

As of December 31, 2012, the Group has given €513 million of collateral guarantees in support of borrowings. The breakdown by type of asset is as follows (€ million):

Type of pledge / mortgage (€ million)	Amount pledged (a)	Total consolidated statement of financial position amount (b)	Corresponding % (a)/(b)
Intangible assets	7	1,143	0.6%
Property, plant and equipment	122	6,838	1.8%
Financial assets*	336
TOTAL NON-CURRENT ASSETS	465
Current assets	48	22,038	0.2%
TOTAL ASSETS	513
* As a majority of financial assets pledged as collateral are shares of consolidated subsidiaries and other financial assets, the ratio is not significant.

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	7	8	7	-	2	5
Property, plant and equipment	156	168	122	6	94	22
Mortgage pledge	44	29	21	2	9	10
Other PP&E pledge(1)	112	139	101	4	85	12
Financial assets(2)	336	301	336	19	53	264
Current assets	20	70	48	24	23	1
Pledges on receivables	20	55	47	23	23	1
Pledges on inventories	-	15	1	1	-	-
TOTAL	519	547	513	49	172	292

(1)  Mainly equipment and traveling systems.

(2)  Including non-consolidated investments of €139 million and other financial assets (primarily operating financial assets) of €197 million as of December 31, 2012.

Collateral of the Veolia Transdev group (presented in discontinued operations as of December 31, 2012, see Note 23) included in Group collateral presented above, breaks down as follows:

(€ million)	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	-	-	-	-	-	-
Property, plant and equipment	47	112	76	1	71	4
Mortgage pledge	2	1	1	-	1	-
Other PP&E pledge(1)	45	111	75	1	70	4
Financial assets	6	-	-	-	-	-
Current assets	-	23	23	-	23	-
Pledges on receivables	-	23	23	-	23	-
Pledges on inventories	-	-	-	-	-	-
TOTAL	53	135	99	1	94	4
(1) Mainly equipment and traveling systems.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Commitments received

Off-balance sheet commitments received break down as follows:

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Guarantees received	1,859.9	1,862.0	1,861.6
Operational guarantees	1,105.8	1,119.7	1,108.7
Guarantees relating to the consolidation scope	166.8	258.4	120.4
Financing guarantees	587.3	483.9	632.5

Commitments mainly consist of commitments received from our partners in respect of construction contracts.

The change in 2012 was mainly due to:

•

An increase in undrawn credit facilities granted (+€117 million);

•

Guarantees relating to Ridgeline and its subsidiaries contracted between Veolia Environnement and Atlantic Power in respect of the divestiture on December 31, 2012 (+€58 million);

•

The expiry of vendor warranties received on the combination with Caisse des dépôts et consignations (-€70 million).

They also include vendor warranties given by Caisse des dépôts et consignations concerning Transdev, in connection with the March 3, 2011 combination of Veolia Transport and Transdev, estimated at approximately €115 million.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loan facilities in the amount of €4.0 billion (see Note 27.3.2).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 36  Contingent assets and liabilities

In accordance with IAS 37 criteria, management does not consider appropriate to record a provision or, as the case may be, an additional provision, or to recognize deferred income in respect of the following legal or arbitration proceedings as of December 31, 2012, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Water - Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (“FCO”) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (“BWB”), a company held at 100% by the Land of Berlin but on which RWE-Veolia Berlinwasser Beteiligungs GmbH (“RVB”) (a company formerly jointly controlled by Veolia Wasser GmbH and RWE and now jointly controlled by Veolia Wasser GmbH and, indirectly, by the Land) has indirect economic rights, alleging an abuse of dominant position in water distribution, supposedly characterized by charging excessive rates. Upon completion of its investigation, on December 5, 2011, the FCO addressed a statement of objections (draft decision) to BWB for comment, in which it demanded a reduction in its average annual proceeds. BWB and Veolia Wasser GmbH (as third party intervener) addressed their comments to the FCO at the end of January 2012. A second statement of objections was notified to BWB on April 2, 2012, which once again raised comments from BWB and Veolia Wasser GmbH. The FCO then delivered a final decision on June 5, 2012, ordering a decrease in BWB’s average annual proceeds (i.e. fresh water tariff excluding any public charges) per cubic meter generated from the sale of drinking water to end customers of 17 to 18% as compared to 2011 (reference year), for the next four years. This decrease for 2012 will be implemented through the issuance of accrued credit notes to users (recorded for 59 million euros in BWB’s accounts) at the time of invoicing in 2013. BWB initiated a proceeding on the merits before the Court of Appeal of Düsseldorf on June 11, 2012.

In addition, in March 2011, BWB contested the FCO’s jurisdiction before the administrative court; this court declared it lacked jurisdiction to hear the proceedings. An appeal was lodged before the Münster regional administrative high court, which confirmed the decision of the administrative court on July 12, 2012.

Furthermore, in April 2009, RVB brought an action before an arbitration court against the Land of Berlin for recognition of its method of recalculation of depreciation on replacement values at market price (« Wiederbeschaffungszeitwerte » or « WBZW ») and for which it seeks compensation.

In parallel, on March 12, 2012, Veolia Wasser GmbH and RVB also lodged a constitutional complaint against the Berlin Public Disclosure Act (“Offenlegungsgesetz”) before the German federal constitutional court which requires the disclosure of the partial privatization contracts of BWB dated January 18, 1999 and their subsequent amendments.

Finally, after the announcement by RWE of its intention to dispose of its shares in RVB to the Land of Berlin (and, as a consequence, of its indirect economic rights in BWB), Veolia Wasser GmbH sought a preliminary injunction against the disposal. On May 30, 2012, the court rejected the motion of Veolia Wasser GmbH. Veolia Wasser GmbH appealed the decision on June 1, 2012 but its claim was dismissed on August 29, 2012. On July 18, 2012, the Land of Berlin and RWE entered into a share purchase agreement, for a purchase price of €618 million plus €34 million interests. On October 25, 2012, this purchase was approved by the Land’s parliament and became effective on October 30, 2012. On August 10, 2012, Veolia Wasser GmbH also initiated arbitration proceedings against RWE seeking compensation for the intended transfer of the share held by RWE in RVB to the Land of Berlin, which it finally withdrew early January 2013.

At this point, the Company is unable to assess whether these proceedings are likely to have a material impact on its financial position or results.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Water – European Commission investigation

On January 18, 2012, following unannounced inspections carried out in April 2010, the European Commission opened investigative proceedings aimed at determining whether behavior in the French water and wastewater markets has been coordinated, in conjunction with the French water trade association, the Fédération Professionnelle des Entreprises de l’Eau (“FP2E”), and in particular with respect to price components invoiced to customers. The opening of these proceedings in no way suggests that the results of the investigation are a foregone conclusion. Depending on the results of the investigation, the European Commission will consider either closing the case or sending the companies concerned and the FP2E a statement of objections. In the latter case, Veolia will use all means of defense at its disposal.

At this point, the Company is unable to assess whether these proceedings are likely to have a material impact on its financial position or results.

Environmental Services – Italy

TEC

In April and May 2008, three actions were initiated against the Calabria region or the Extraordinary Commissioner of Calabria (“the Commissioner”) for payments due in relation to a concession agreement for the TEC 1 incinerator in Calabria:

•

An action by Termo Energia Calabria (“TEC”), a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”) against the Calabria region for non-payment of subsidies in the amount of €26.9 million. In February 2011, an Italian administrative court ordered the Calabria region to pay the subsidies. The decision has been appealed by the region before the Rome Supreme Court. Following a hearing held on April 24, 2012, the Rome Supreme Court dismissed the appeal of the region on October 23, 2012 and confirmed the decision of the administrative court dated February 28, 2011. The region now has to decide whether it will accept to pay a new Contributo. If not, it must provide a clear basis on which why it has refused to pay.

•

An action by TEC against the Commissioner for €62.2 million in operating fees, cost reimbursement and other amounts due under the concession agreement. In July 2010, a Rome arbitration court awarded €27 million to TEC (excluding “gate fees” and statutory interest), and dismissed the counterclaims of the Commissioner. The decision was declared enforceable by the Rome Civil Court on September 17, 2010.

•

An action by Termomeccanica Ecologia S.p.a. (“TME”), which sold to Veolia Propreté and Veolia Servizi Ambientali S.p.a. (“VSA”) a 75% interest in VSAT in 2007 and remained minority partner through SIEE until July 2011, in the name of TEC, against the Commissioner for payments due in respect of the construction of the TEC 1 incinerator. This action was taken over directly by TEC in July 2011. On October 11, 2010, an award of €28 million was made in favor of TEC (excluding statutory interest).

The Commissioner and the Italian State have appealed these two arbitration awards (second and third actions above) to the Rome Court of Appeals, which rejected a request for stay of execution on June 23, 2011, and has scheduled a hearing for January 14, 2014. In December 2011, €94 million was placed in an escrow account with the Bank of Italy, representing the awards (including interest) plus an additional 50%. On July 19, 2012, the provisional payment of €65 million to TEC was authorized by the Rome civil court and effectively credited to TEC’s account on August 27, 2012 by the Bank of Italy.

In December 2011, TEC also made a formal claim against the Commissioner (concession authority) seeking payment of €139.8 million (the subsidies, the amount of the two arbitration awards). TEC notified the Commissioner that, in the absence of payment by January 31, 2012, the concession agreement would be terminated with retroactive effect as a result of the authority’s breach. On January 13, 2012, the Commissioner requested that TEC ensure the continuation of public service. On January 31, 2012, TEC formally notified the Commissioner of the termination of the concession agreement, and agreed to provide the public service on a transitional basis under a “prorogatio” against reimbursement of its costs. The Commissioner agreed to this transitional arrangement and made an initial payment in February 2012. On March 8, 2012, the Commissioner challenged the termination of the concession agreement.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

In the meantime, TEC filed a request for a voluntary liquidation plan, known as a “Concordato Preventivo”, with a court in La Spezia on February 10, 2012, which was admitted on February 23, 2012. This procedure allows for a proposal of full payment of preferential creditors and partial payment of all other creditors (in full and final settlement).

TEV

Following an order issued by the Public Prosecutor's Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating license and discharges of polluted wastewater. Despite the decision by the Lucca Public Prosecutor's Office to lift the closure order on the plant, on October 19, 2011, the operating license for the Falascaia plant was cancelled by the Province of Lucca on November 10, 2011. Termo Energia Versilia (“TEV”), a 98.99% subsidiary of VSAT and the license holder, filed an appeal against the cancellation decision before the Florence administrative court on January 23, 2012. In its decision dated October 22, 2012, the administrative court dismissed TEV’s appeal. On January 23, 2013, TEV further appealed to the administrative Supreme Court.

On March 21, 2012, TEV made a formal claim against the concession authorities:

•

seeking payment of €22 million due under the contract for (i) services provided by TEV from 2006 to 2010, (ii) pricing adjustment, (iii) non provision of solid urban waste and (iv) non provision of waste from selective sorting; and

•

seeking a pricing adjustment for 2012.

The formal claim also provided notice that, in the absence of such payment and adjustment by May 15, 2012, the contract would be terminated with retroactive effect as a result of the authorities’ breach. On May 15, 2012, TEV acknowledged the termination of the contract. On June 29, 2012, TEV surrendered the facility to the authorities.

Concordato Preventivo di Grupo

Simultaneously to the admission of TEC’s Concordato Preventivo, some creditors of TEV and VSAT launched judicial procedures for recovery.

As a consequence, a request for a group voluntary liquidation plan, i.e. a “Concordato Preventivo di Grupo” (“CPG”), was filed on April 18, 2012, with the La Spezia Civil Court, in relation to the VSAT group, which includes TEC and TEV. On April 20, 2012, the request for CPG was admitted by the court. One of the advantages of the CPG is that it allows the procedures to be joined before a single judge, the same court appointed administrator(s) and uses a single mass of debts and receivables for all concerned entities. From the date of admission (and concomitant revocation of its Concordato Preventivo) onwards, TEC is part of the CPG and all legal proceedings involving the VSAT group (as detailed above) are now under the control of two court-appointed administrators.

Following the revocation of the CPG filed on April 18, 2012 consecutive to the promulgation in August 2012 of a decree-law amending the legal framework of the “Concordato Preventivo” (which allowed abstention of a creditor to be considered as a vote in favor of the Concordato), a new request for CPG was filed on September 17, 2012. The court admitted the CPG on December 5, 2012 and set the vote date initially on January 21, 2012. However, following a request of the court appointed administrators, the date of the vote was postponed to February 11, 2013 (plus 20 days for postal vote) for administrative reasons related to the Concordati. If the majority of creditors vote in favor of the CPG, the Court could approve the CPG in the spring of 2013. If however the vote of the creditors is not favorable or if the Court does not approve the CPG, two options are available, either:

1.

another request for CPG will be filled; or

2.

VSAT and its subsidiaries will be liquidated.

In 2011, the Company recorded substantial impairment charges in respect of VSAT and its subsidiaries. The above described events did not have a material financial impact on its consolidated financial statements for the year ended December 31, 2012.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Other segments – Société Nationale Maritime Corse Méditerranée

Corsica Ferries has brought a number of legal proceedings against Société Nationale Maritime Corse Méditerranée (“SNCM”), a subsidiary of Veolia Transdev. Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals cancelled the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. As a consequence, on February 24, 2012, the concession authority filed a motion with the Bastia administrative court for termination of the public service delegation agreement, which it finally withdrew on January 14, 2013. SNCM, for its part, appealed the order to the French administrative Supreme Court on January 5, 2012. On July 13, 2012, the French administrative Supreme Court quashed the decision of the Marseille administrative court of appeals dated November 7, 2011 and remanded the matter back to that court.

Veolia Transport’s acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) was notably conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. In the absence of an appeal by the concession authority, Veolia Transport notified CGMF on January 13, 2012 of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. In the absence of a reaction from CGMF to a proposal for the out-of-court settlement of the dispute, Veolia Transport notified CGMF on February 7, 2012 of its intention to submit the case to the competent legal authority. On May 11, 2012, Veolia Transport brought an action against CGMF before the Paris commercial court. A first procedural hearing was held on May 31, 2012 for production of documents by the plaintiff, followed by another hearing on September 24, 2012 during which CGMF delivered its statement of defense and documents. A new hearing has been scheduled for April 8, 2013.

On February 17, 2012, the French competition authority recommended that the concession authority assess its needs in terms of marine service to Corsica in order to limit the scope of a future public service delegation to the minimum necessary.

A call for tenders on a new public service delegation for sea transport (both passengers and freight) between Marseille and Corsica, starting January 1, 2014. SNCM and CMN made a joint bid on January 14, 2013.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in limited circumstances, with European Commission authorization. On September 11, 2012, the General Court of the European Union partially annulled the European Commission decision of July 8, 2008. As a result, the reconsideration of the measures provided (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) was remanded to the European Commission, which will open a new examination procedure of the matter. On November 22, 2012, SNCM and the French Republic each appealed this judgment of the General Court of the European Union. The Company estimates that, should the measures provided be found to constitute State aid incompatible with the TFEU after reconsideration by the European Commission, the maximum amount potentially at risk for SNCM is approximately €222 million, excluding interest.

Furthermore, on June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica, in the context of the public service delegation for the 2007-2013 period, were in line with the European Union state aid rules.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

In an action brought before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the French Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the French Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

Other segments – State aid on airports

The European Commission is currently conducting several investigations on potential State aid within the meaning of article 107 of the TFEU in the air transport sector. In this context, the European Commission opened on April 4, April 25 and May 30, 2012 several investigative proceedings on certain measures taken in favor of customer airlines and of the successive operators of the Carcassonne, Nimes and Beauvais airports, including companies partly or wholly owned by Veolia Transdev. Following the publication of the opening of these investigative proceedings in the Official Journal of the European Union, the concerned subsidiaries of Veolia Transdev submitted their comments to the European Commission as third party intervener.

At this point, the Company is not able to assess the consequences of these proceedings on its financial position or results of operations.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 37  Greenhouse gas emission rights

The process governing the grant and valuation of these rights is presented in Note 1.24, Greenhouse gas emission rights.

The position in 2012 is as follows:

Volume (in thousands of metric tons)	As of January 1, 2012	Changes in consolidation scope	Granted	Purchased/ sold/ cancelled	Used in 2012	As of December 31, 2012
TOTAL	2,748	0	14,396	(4,722)	(9,746)	2,676

As in previous years, the Group entered into new swaps of EUA II and CER in order to benefit from market opportunities.

At the end of December 2012, the CER allowance loan transactions entered into by the Group in 2008 expired and the allowances were returned. The commission received on these loans continued to be recognized on a straight-line basis over the loan term until December.

Following the expiry of phase II rights at the end of 2012, the rights granted free of charge vested in full. These rights may be carried forward to phase III and will cover a portion of our requirements.

The European Union decided to extend the allowance trading system to the period 2013 – 2020 and plans a progressive reduction in free allowance grants and new allocation procedures. Accordingly, rights will only be granted for combustion installations. Electricity production installations and allowance shortfalls will need to be acquired at auction.

The preliminary free allocations, set out in the plans published by Member States in respect of phase III (2013/2020) are estimated at €259 million. Future allocations were measured using the spot price as of December 31, 2012. These allocations will not be definitive until validated by the European Commission (not validated to date).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 38  Related party transactions

38.1    “Related party” concept

The Group identifies related parties in accordance with the provisions of paragraph 9 of IAS 24 revised, Related Party Disclosures.

38.2    Compensation and related benefits of key management personnel

Group Executive Committee members and directors represent the key management personnel of the Group.

The following table summarizes amounts paid by the Group in respect of compensation and other benefits granted to key management personnel.

(€ million)	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Short-term benefits, excluding employer contributions(a)	4.7	6.9	6.1
Employer contributions	1.7	2.4	2.2
Post-employment benefits(b)	1.5	1.4	1.1
Other long-term benefits(c)	-	-	-
Share-based payments	-	0.1	0.2
Contract termination payments	-	-	-
TOTAL	7.9	10.8	9.6

(a)  Fixed and variable compensation, employee benefits and directors’ fees. Variable compensation comprises amounts paid during the concerned fiscal year. The decrease in “short-term benefits excluding employer contributions” between December 31, 2011 and December 31, 2012 is mainly due to the new composition of the Group Executive Committee.

(b)  Current service cost.

(c)  Other compensation vested but payable in the long-term.

As of December 31, 2012, total pension obligations in respect of members of the Executive Committee amount to €31.1 million, compared with €32.7 million as of December 31, 2011.

With the exception of the Chairman and Chief Executive Officer, the members of the Board of Directors receive no compensation other than directors’ fees from the Company and, if applicable, from controlled companies. The total gross amount of directors’ fees (before withholding tax) paid by the Company and controlled companies to directors and the censor was €734,150 in 2012 (excluding the Chairman), €870,661 in 2011 (excluding the Chairman) and €797,261 in 2010 (excluding the Chairman and the Chief Executive Officer).

Chapter 15 of the Registration Document contains detailed disclosures on the various compensation and benefits paid to key management personnel of the Group.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

38.3    Transactions with other related parties

38.3.1     Relations with proportionately consolidated companies and equity associates

In 2012, the Group granted a loan of €1,722.6 million to Dalkia International and its subsidiaries Siram and Dalkia Poland, which are proportionately consolidated at 75.81%. The non-group portion of this loan is recorded in assets in the Group consolidated statement of financial position in the amount of €416.7 million (see Note 11, Other non-current and current financial assets).

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

38.3.2     Relations with other related parties

Caisse des dépôts et consignations (9.3% shareholding as of December 31, 2012)

The Caisse des dépôts et consignations, considered a related party, sits on the Board of Directors of Veolia Environnement as a legal entity.

The financing agreements between the two groups bear interest at market conditions.

On May 4, 2010, the Caisse des dépôts et consignations and Veolia Environnement concluded their agreement on the Transdev-Veolia Transport combination by the creation of a 50/50 joint venture combining Transdev and Veolia Transport.

This combination was effectively completed on March 3, 2011. From this date and in accordance with IAS/IFRS, Veolia Environnement through its reduced 50% stake exercises joint control together with Caisse des dépôts et consignations over Veolia Transdev, which is proportionately consolidated (see Note 23).

The combination gave rise on the same date to contract amendments and agreements resulting from the shareholders’ agreement between Veolia Environnement and Caisse des dépôts et consignations.

This shareholders’ agreement determines in particular the financing policy of the new entity and the terms and conditions of the call option granted to Caisse des dépôts et consignations over all shares in Veolia Transdev and its subsidiaries held by Veolia Environnement, exercisable in the event of a change in control of this latter (see Note 35, Off-balance sheet commitments and collateral).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Three agreements were signed by Veolia Environnement and Caisse des dépôts et consignations in 2012:

•

On March 30, 2012, an agreement for negotiation was signed that envisions the transfer of Veolia Transdev’s 66% shareholding in SNCM to Veolia Environnement, for a consideration of €1;

•

On October 22, 2012, Veolia Environnement and Caisse des dépôts et consignations signed a new agreement for negotiation under which Caisse des dépôts et consignations and Veolia Environnement would subscribe to a €800 million share capital increase by conversion of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations would hold 60% of the share capital of Veolia Transdev and would take exclusive control of that company. Veolia Environnement would retain a 40% shareholding. The agreement also provides for asset disposals by Veolia Transdev and refinancing to repay the Veolia Environnement shareholder loan. Concomitantly to the signature of this agreement, Veolia Environnement and Caisse des Dépôts et Consignations agreed to negotiate in good faith a decrease in Veolia Environnement’s stake in Veolia Transdev to 20%, through the purchase by Caisse des dépôts et consignations of Veolia Transdev shares held by Veolia Environnement within a period of two years from the completion of the above transaction;

•

Finally, on October 31, 2012, a memorandum of understanding concerning the new Group headquarters project in Aubervilliers and the terms of cooperation between the parties was signed by Veolia Environnement and Icade SA, a subsidiary of Caisse des dépôts et consignations. This memorandum led to the signature on January 31, 2013 of two concomitant agreements defining the terms of compensation of Icade should Veolia Environnement withdraw from this project and the terms of a nine-year firm lease for premises to be completed.

All these relations are subject to normal market terms and conditions.

Electricité de France (4.2% shareholding as of December 31, 2012)

On November 25, 2009, Mr. Proglio was appointed Chairman and Chief Executive Officer of EDF Group by ministerial decree; he also acted as Chairman of the Veolia Environnement Board of Directors from November 27, 2009 (publication date of the decree) to December 12, 2010. Mr. Proglio was a director of the Company from that date to October 10, 2012 when he resigned his office.

EDF Group has a 4.2% shareholding in Veolia Environnement, a 34% shareholding in Dalkia and a 25% shareholding in Dalkia International. In accordance with Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at market conditions. Electricity sold by Dalkia to EDF in 2010, 2011 and 2012 totaled €559.7 million, €624.4 million and €638.7 million, respectively.

There are under certain conditions cross-call options between Veolia Environnement and EDF covering all subsidiary shares held by each party and exercisable in the event of the takeover of either party (see Note 35, Off-balance sheet commitments).

Relations with BNP Paribas, Lazard, Groupama, ENI and Saint-Gobain

These Groups and Veolia Environnement have common directors.

Any business relations, including financing and advisory relations, between these groups and Veolia are at normal market conditions.

Relations with Soficot

Soficot provides services for the benefit of Veolia Environnement and the Group. The Chairman of the company is Serge Michel who is a member of the Veolia Environnement Board of Directors. The remuneration of these services is at normal market conditions.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 39  Consolidated employees

Consolidated employees* break down as follows:

By Division	As of December 31, 2012(**)	As of December 31, 2011(**)	As of December 31, 2010(**)
Water	77,979	79,684	78,746
Environmental Services	68,756	71,365	77,974
Energy Services	44,130	46,752	44,204
Other	57,940	60,599	86,119
CONSOLIDATED EMPLOYEES(*)	248,805	258,400	287,043

By company	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Fully consolidated companies	154,288	158,667	235,941
Proportionately consolidated companies	94,517	99,733	51,102
CONSOLIDATED EMPLOYEES(*)	248,805	258,400	287,043

(*)     Consolidated employees equal the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included according to their percentage of consolidation. Employees of equity associates are not included.

(**)  The above figures include employees of discontinued operations of 58,220 in 2012, 64,027 in 2011 and 89,790 in 2010

The decrease in the average number of employees in 2012 was mainly due to the impact of changes in Group structure and in particular the divestiture of Proxiserve in December 2011, the divestiture of transportation activities in Morocco in 2011, the divestiture of regulated Water activities in the United Kingdom and activity stoppages in the Environmental Services Division (Senegal, Egypt and Morocco).

The decrease in the average number of employees in 2011 was primarily due to changes in the scope of consolidation, and, in particular, the change in consolidation method of the Transportation business (from full consolidation to proportionate consolidation), see Notes 3 and 23.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 40  Reporting by operating segment

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8, Operating segments.

Financial reporting by operating segment is governed by the same rules as those used for the condensed consolidated financial statements and described in the Accounting Policies note to the Financial Statements.

Following the announcement at the end of 2011 of the Group’s withdrawal from the Transportation business and changes to the Group’s Executive Committee, the internal organizational structure of the Group was modified, with consequently a change in the preparation of the operating segments to be presented.

In accordance with the provisions of IFRS 8 on the identification of operating segments and after taking account of regrouping criteria, the following segments are now presented:

•

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems;

•

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste;

•

The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production;

•

“Other Segments” groups together the activities of SNCM, ProActiva MedioAmbiente (joint venture with FCC) and the various Group holding companies.

Segmenting reporting for prior years was re-presented for this change.

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

•

The entire contribution of Veolia Transdev, excluding the activities of the Société Nationale Maritime Corse Méditerranée (SNCM) Group;

•

Water activities in Morocco;

•

Wind energy activities, partially divested as of December 31, 2012, through the divestiture of Ridgeline on December 31, 2012;

•

Urban lighting activities (Citelum) in the Energy Services Division;

•

Regulated Water activities in the United Kingdom in the Water Division, divested in June 2012;

•

Solid waste activities in the United States in the Environmental Services Division, divested in November 2012;

•

Norwegian activities in the Environmental Services Division, divested in March 2011;

•

German activities in the Energy Services Division, divested in May and August 2011;

•

Household assistance services (Proxiserve) held jointly by the Water and Energy Services Divisions, divested in December 2011;

•

Water activities in the Netherlands, divested in December 2010;

were reclassified to “Net income from discontinued operations”, for fiscal year 2012 and fiscal years 2011 and 2010 presented for comparison purposes (see Note 23).

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Reporting by operating segment

Revenue by segment (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water	12,078.2	11,921.3	11,594.0
Environmental Services	9,082.9	9,010.8	8,622.3
Energy Services	7,664.6	7,138.2	7,060.4
Other Segments	612.8	506.2	574.9
REVENUE AS PER THE CONSOLIDATED INCOME STATEMENT	29,438.5	28,576.5	27,851.6

The breakdown of revenue from transactions with non-Group customers does not identify any single non-Group customer representing 10% or more of Group revenue.

INTER-SEGMENT REVENUE (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water	60.8	58.5	65.7
Environmental Services	98.0	90.4	78.0
Energy Services	46.7	46.4	51.8
Other Segments	18.1	78.5	57.4
INTER-SEGMENT REVENUE	223.6	273.8	252.9

Operating cash flow before changes in working capital by segment (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water	1,208.4	1,416.7	1,492.3
Environmental Services	1,147.3	1,151.2	1,265.6
Energy Services	547.4	595.2	665.4
Other Segments	(11.1)	29.5	(12.1)
Total operating segments	2,892.0	3,192.6	3,411.2
Unallocated operating cash flow before changes in working capital	192.7	160.3	307.5
OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL AS PER THE CONSOLIDATED CASH FLOW STATEMENT	3,084.7	3,352.9	3,718.7

Operating income by segment (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water	617.7	790.4	916.7
Environmental Services	343.1	268.3	484.6
Energy Services	287.3	(36.4)	520.8
Other Segments	(153.1)	(193.2)	(146.0)
OPERATING INCOME AS PER THE CONSOLIDATED INCOME STATEMENT	1,095.0	829.1	1,776.1

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Adjusted operating cash flow by segment (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water	1,172.2	1,279.4	1,337.6
Environmental Services	1,048.2	1,020.8	1,083.8
Energy Services	544.4	588.9	647.8
Other Segments	(42.0)	(36.5)	(87.0)
ADJUSTED OPERATING CASH FLOW BY SEGMENT	2,722.8	2,852.6	2,982.2

Adjusted operating cash flow reconciles to operating income as follows:

Year ended December 31, 2012 (€ million)	Adjusted OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	OP INCOME
Water	1,172.2	(5.3)	(522.3)	(56.2)	63.3	(34.0)	617.7
Environmental Services	1,048.2	(68.8)	(639.4)	(12.9)	10.1	5.9	343.1
Energy Services	544.4	10.1	(258.3)	(16.5)	6.9	0.7	287.3
Other Segments	(42.0)	(52.9)	(59.8)	-	4.0	(2.4)	(153.1)
TOTAL	2,722.8	(116.9)	(1,479.8)	(85.6)	84.3	(29.8)	1,095.0

Year ended December 31, 2011 (€ million)	Adjusted OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	OP INCOME
Water	1,279.4	37.3	(492.6)	(26.2)	11.6	(19.1)	790.4
Environmental Services	1,020.8	(120.6)	(610.9)	(78.1)	54.4	2.7	268.3
Energy Services	588.9	(36.5)	(232.0)	(366.1)	11.3	(2.0)	(36.4)
Other Segments	(36.5)	(102.2)	(53.4)	-	(0.2)	(0.9)	(193.2)
TOTAL	2,852.6	(222.0)	(1,388.9)	(470.4)	77.1	(19.3)	829.1

Year ended December 31, 2010 (€ million)	Adjusted OP CF	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Other	OP INCOME
Water	1,337.6	(21.3)	(442.2)	0.4	60.2	(18.0)	916.7
Environmental Services	1,083.8	(26.0)	(612.9)	(0.2)	40.3	(0.4)	484.6
Energy Services	647.8	(5.7)	(222.5)	-	99.5	1.7	520.8
Other Segments	(87.0)	28.2	(78.1)	-	(1.0)	(8.1)	(146.0)
TOTAL	2,982.2	(24.8)	(1,355.7)	0.2	199.0	(24.8)	1,776.1

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Net charge to operating depreciation, amortization and provisions by segment(1) (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water	(547.3)	(424.0)	(489.1)
Environmental Services	(711.4)	(770.1)	(639.9)
Energy Services	(311.0)	(257.7)	(234.4)
Other Segments	(113.1)	(163.4)	(54.5)
NET CHARGE TO OPERATING DEPRECIATION, AMORTIZATION AND PROVISIONS	(1,682.8)	(1,615.2)	(1,417.9)
(1) Including movements in working capital provisions.

Industrial investments by segment (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Water	607	638	695
Environmental Services	725	807	630
Energy Services	571	544	351
Other Segments	458	312	431
INDUSTRIAL INVESTMENTS(1)	2,361	2,301	2,107

(1)  In accordance with IFRS 8, industrial investments presented in segment reporting include investments financed by finance lease in the amount of €59.0 million. This industrial investment is presented net of such financing in industrial investments in the consolidated cash flow statement.

Assets by segment as of December 31, 2012 (€ million)	Water	Environmental Services	Energy Services	Other Segments	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,022.3	2,018.3	743.6	10.8	4,795.0
Intangible assets and Property, plant and equipment, net	5,159.1	3,556.6	3,386.2	397.5	12,499.4
Operating financial assets	1,459.8	718.1	571.0	103.8	2,852.7
Working capital assets, including DTA	5,640.4	2,632.1	3,586.1	708.8	12,567.4
Total segment assets	14,281.6	8,925.1	8,286.9	1,220.9	32,714.5
Investments in associates	288.9	50.9	100.2	1.5	441.5
Other unallocated assets	-	-	-	11,456.1	11,456.1
TOTAL ASSETS	14,570.5	8,976.0	8,387.1	12,678.5	44,612.1

Assets by segment as of December 31, 2011 (€ million)	Water	Environmental Services	Energy Services	Other Segments	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,368.3	2,653.2	743.8	30.6	5,795.9
Intangible assets and Property, plant and equipment, net	6,600.9	4,247.5	3,154.4	395.4	14,398.2
Operating financial assets	4,089.5	748.6	502.8	104.4	5,445.3
Working capital assets, including DTA	6,489.1	2,785.7	3,779.9	657.6	13,712.3
Total segment assets	19,547.8	10,435.0	8,180.9	1,188.0	39,351.7
Investments in associates	174.6	37.0	99.7	13.9	325.2
Other unallocated assets				10,728.7	10,728.7
TOTAL ASSETS	19,722.4	10,472.0	8,280.6	11,930.6	50,405.6

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Assets by segment as of December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Other Segments	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,408.0	2,691.1	1,161.6	579.5	6,840.2
Intangible assets and Property, plant and equipment, net	6,332.2	4,228.3	2,679.6	2,133.6	15,373.7
Operating financial assets	4,087.0	745.2	598.4	198.0	5,628.6
Working capital assets, including DTA	6,318.1	2,748.5	4,043.8	2,258.5	15,368.9
Total segment assets	19,145.3	10,413.1	8,483.4	5,169.6	43,211.4
Investments in associates	173.5	45.4	90.0	2.8	311.7
Other unallocated assets				7,904.2	7,904.2
TOTAL ASSETS	19,318.8	10,458.5	8,573.4	13,076.6	51,427.3

Liabilities by segment as of December 31, 2012 (€ million)	Water	Environmental Services	Energy Services	Other Segments	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	817.5	985.8	534.9	297.5	2,635.7
Working capital liabilities including DTL	6,573.7	2,603.4	3,281.3	532.7	12,991.1
Total segment liabilities	7,391.2	3,589.2	3,816.2	830.2	15,626.8
Other unallocated liabilities	-	-	-	28,985.3	28,985.3
TOTAL LIABILITIES	7,391.2	3,589.2	3,816.2	29,815.5	44,612.1

Liabilities by segment as of December 31, 2011 (€ million)	Water	Environmental Services	Energy Services	Other Segments	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	874.7	1,081.8	509.2	216.2	2,681.9
Working capital liabilities including DTL	7,904.1	2,897.0	3,263.0	425.6	14,489.7
Total segment liabilities	8,778.8	3,978.8	3,772.2	641.8	17,171.6
Other unallocated liabilities	-	-	-	33,234.0	33,234.0
TOTAL LIABILITIES	8,778.8	3,978.8	3,772.2	33,875.8	50,405.6

Liabilities by segment as of December 31, 2010 (€ million)	Water	Environmental Services	Energy Services	Other Segments	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	879.4	1,075.6	526.9	521.9	3,003.8
Working capital liabilities including DTL	7,734.6	2,743.1	3,291.4	2,106.2	15,875.3
Total segment liabilities	8,614.0	3,818.7	3,818.3	2,628.1	18,879.1
Other unallocated liabilities				32,548.2	32,548.2
TOTAL LIABILITIES	8,614.0	3,818.7	3,818.3	35,176.3	51,427.3

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Reporting by geographical area

Year ended December 31, 2012 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
REVENUE	11,982.3	2,458.1	2,383.8	3,071.2	2,617.8	1,801.7	1,109.4	2,037.9	523.6	1,452.7	29,438.5

Year ended December 31, 2011 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
REVENUE	11,580.7	2,739.0	2,303.0	2,790.0	2,744.0	1,678.0	993.0	1,911.7	479.5	1,357.6	28,576.5

Year ended December 31, 2010 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
REVENUE	11,589.2	2,541.5	2,050.0	2,617.6	2,806.9	1,689.5	909.7	1,664.5	664.8	1,317.9	27,851.6

Breakdown of non-current assets (excluding deferred tax assets and non-current derivatives) by geographical area

As of December 31, 2012 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
TOTAL	6,482.0	1,703.0	2,541.8	2,897.0	1,447.5	1,084.6	470.4	3,410.4	428.0	588.3	21,053.0

As of December 31, 2011 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
TOTAL	6,572.9	4,385.6	3,803.0	2,856.3	1,527.6	2,379.1	471.7	3,340.0	322.5	791.7	26,450.4

As of December 31, 2010 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
TOTAL	7,651.5	4,595.3	3,505.2	2,817.7	2,358.9	2,869.1	569.2	3,129.5	341.0	847.3	28,684.7

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 41  Subsequent events

Issuance of subordinated perpetual hybrid debt in Euros and Pound Sterling

At the beginning of January 2013, Veolia Environnement launched the issuance of deeply subordinated perpetual hybrid debt in euros and pound sterling (1 billion at 4.5% yield for the tranche in euros and £400 million at a 4.875% yield for the tranche in sterling). This transaction enables the Group to reinforce its financial structure in conjunction with its transformation while strengthening its credit ratios. This issuance will be treated as equity under the Group’s consolidated IFRS accounts.

Icade

As described in note 38, on October 31, 2012, a memorandum of understanding concerning the new Group headquarters project in Aubervilliers and the terms of cooperation between the parties was signed by Veolia Environnement and Icade SA, a subsidiary of Caisse des dépôts et consignations. This memorandum led to the signature on January 31, 2013 of two simultaneous agreements defining the terms of compensation of Icade should Veolia Environnement withdraw from this project and the terms of a nine-year firm lease for premises to be completed.

Eolfi Europe

Pursuant to the divestment of Eolfi renewable energies activities in the United States to Atlantic Ridgeline Holdings, Asah, a holding company notably involved with renewable energy projects made an offer to Veolia Environnement setting out a proposal to obtain control of Eolfi’s European activities. This offer was accepted by Veolia Environnement on October, 30, 2012.

On January 21, 2013, a memorandum of understanding was signed which provides the terms of transfer of Eolfi European activities to Asah, for a total amount of € 23,5 million and repayment of its current account debt to Veolia Environnement.

Agreement reached on financing of Dalkia’s international operations

On February 8, 2013, a memorandum of understanding regarding the financing of Dalkia International was signed amongst Veolia Environnement, EDF and Dalkia International.

The memorandum of understanding provides (i) for the issuance of €600 million in super-subordinated bonds by Dalkia International, to which its shareholders will subscribe in proportion to their direct interest in the capital i.e. respectively €144 million for EDF and €456 million for Dalkia, financed by a long-term loan from Veolia Environnement, as well as (ii) for increased information rights for the shareholders of Dalkia International notably through the creation of an audit committee.

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 42  Main companies included in the 2012 consolidated financial statements

In 2012, Veolia Environnement Group consolidated or accounted for a total of 2,728 companies, of which the main companies are:

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00	100.00
Société d’Environnement et de Services de l’Est SAS Oehmichen BP 21100 Technoland 25461 Etupes Cedex	44 459 092 100 052	FC	100.00	100.00
EOLFI SA and its subsidiaries 25, place de la Madeleine – 75008 Paris	477 951 644 00020	FC	71.49	71.49
PROACTIVA Medio Ambiente SA Calle Cardenal Marcelo Spinola 8 – 3A 28016 Madrid (Spain)		PC	50.00	50.00
Thermal North America Inc. 99 summer street; suite 900 Boston Massachusetts 02110 (United States)		FC	100.00	100.00
WATER
Veolia Eau – Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00	100.00
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 382	FC	99.56	99.56
Compagnie Fermière de Services Publics 3, rue Marcel-Sembat – Immeuble CAP 44 44100 Nantes	57 575 016 100 342	FC	99.87	99.87
Compagnie Méditerranéenne d’Exploitation des Services d’Eau – CMESE 12, boulevard René-Cassin – 06100 Nice	78 015 329 200 112	FC	99.72	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.29	99.29
Société des Eaux de Marseille 25, rue Edouard-Delanglade 13000 Marseille	5 780 615 000 017	FC	97.74	97.74
Sade-Compagnie Générale de Travaux d’Hydraulique (CGTH-SADE) and its subsidiaries 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.36	99.36
Veolia Water Solutions & Technologies and its subsidiaries l’Aquarène 1, place Montgolfier 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00	100.00
OTV France l’Aquarène – 1 place Montgolfier 94417 St Maurice Cedex	433 998 473 000 14	FC	100.00	100.00
Société Internationale de Dessalement (SIDEM) 20-22 rue de Clichy – 75009 Paris	342 500 956 000 20	FC	100.00	100.00

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Including the following foreign companies:
Veolia Water UK PLC and its subsidiaries Kings Place – 5th Floor – 90 York Way London N19AG (United Kingdom)		FC	100.00	100.00
Affinity Water Acquisitions (Holdco) Limited Tamblin Way – Hatfield Hertfordshire AL109EZ (United Kingdom)		EA	10.00	10.00
Veolia Water North America and its subsidiaries 101 W. Washington Street, Suite 1400E Indianapolis, IN 46204 (United States)		FC	100.00	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 10 117 Berlin (Germany)		FC	100.00	100.00
Berliner Wasserbetriebe Anstalt des Offentlichen Rechts Neue Jüdenstrasse 1 10179 Berlin (Germany)		EA	49.90	24.95
Braunschweiger Versorgungs- AG &Co.KG Taubenstrasse 7 38 106 Braunschweig (Germany)		FC	74.90	74.90
Aquiris SA Avenue de Vilvorde-450 1130 Brussels (Belgium)		FC	99.00	99.00
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1 Bucarest (Romania)		FC	73.69	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	82.12	82.12
Prazske Vodovody A Kanalizace a.s. 11 Parizska 11 000 Prague 1 (Czech Republic)		FC	100.00	82.12
Severoceske Vodovody A Kanalizace a.s. 1 689 Pritkovska 41 550 Teplice (Czech Republic)		FC	50.10	41.14
Shenzhen Water (Group) Co. Ltd and its subsidiaries Water Building, N°1019 Shennan Zhong Road 518031 SHENZHEN, GuangDong (China)		PC	45.00	25.00
Shanghai Pudong Veolia Water Corporation Ltd No. 703 Pujian Road, Pudong New District 200127 SHANGHAI (China)		PC	50.00	50.00
Changzhou CGE Water Co Ltd No.12 Juqian Road, CHANGZHOU Municipality, Jiangsu Province 213000 (China)		PC	49.00	24.99
Kunming CGE Water Supply Co Ltd No.6 Siyuan Road, Kunming Municipality, Yunnan Province 650231 (China)		PC	49.00	24.99
Veolia Water Korea Investment Co Ltd and its subsidiaries 10F Yeonsei Jaeden Severance Bldg.84-11, Namdaemunno 5-ga Jung-gu, Seoul, 100-753 (South Korea)		FC	100.00	100.00
Veolia Water Australia and its subsidiaries Level 4, Bay Center, 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00	100.00
Société d’Énergie et d’Eau du Gabon Avenue Felix Eboué – BP 2082 – Libreville (Gabon)		FC	51.00	41.08
AZALIYA 52, rue d’Anjou 75008 Paris	505 190 801 00017	FC	100.00	100.00

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Water Middle East North Africa (Veolia Water MENA) and its subsidiaries 52, rue d’Anjou – 75 008 Paris	403 105 919 00019	FC	80.55	80.55
Amendis 23, rue Carnot – 90 000 Tanger (Morocco)		FC	100.00	76.52
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		FC	100.00	76.76
Lanzhou Veolia Water (Group) Co LTD No. 2 Hua Gong Street, Xigu District, LANZHOU, Gansu Province (China)		PC	45.00	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	FC	55.00	55.00
Biothane Systems International Holdings B.V. Thanthofdreef 21 – PO BOX 5068 2623 EW Delft (Netherlands)	27267973	FC	100.00	100.00
Tianjin Jinbin Veolia Water Co No2 Xinxiang Road, Bridge 4 Jin Tang Expressway, Dongli District Tianjin Municipality (China)		PC	49.00	49.00
Changle Veolia Water Supply Co Ltd (N° 2 Water Plant) Pan Ye Village, Hang Cheng Jie Dao, Changle Municipality, Fujian Province (China)		PC	49.00	49.00
Veolia Water – Veolia Environmental Service Ltd (Hong Kong) 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong		FC	100.00	100.00
Sofiyska Voda AD 4 Kuzman Shapkarev street, Sredetz Minicipality, Sofia (Bulgaria)		FC	77.10	63.32
Environmental Services
Veolia Propreté Parc des Fontaines – 163/169, avenue Georges Clémenceau 92000 Nanterre	57 222 103 400 778	FC	100.00	100.00
Société d’Assainissement Rationnel et de Pompage (SARP) and its subsidiaries 52 avenue des Champs Pierreux 92000 Nanterre	77 573 481 700 387	FC	100.00	99.56
SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville – 78520 Limay	30 377 298 200 029	FC	100.00	99.85
Routière de l’Est Parisien 26 avenue des Champs Pierreux 92000 NANTERRE	61 200 696 500 174	FC	100.00	100.00
ONYX Auvergne Rhône-Alpes 105 avenue du 8 mai 1945 69140 Rillieux-La-Pape	30 259 089 800 524	FC	100.00	100.00
Onyx Est ZI de la Hardt – Route de Haspelschiedt 57 230 Bitche	30 520 541 100 070	FC	95.00	95.00
Paul Grandjouan SACO 6 rue Nathalie Sarraute – TSA 70 505 44 2050 Nantes Cedex 2	86 780 051 800 609	FC	100.00	100.00
OTUS 26, avenue des Champs Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00	100.00
Bartin Recycling Group and its subsidiaries 5 rue Pleyel 93 200 Saint Denis	48 141 629 500 014	FC	100.00	100.00

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Including the following foreign companies:
Veolia ES Holding Ltd and its subsidiaries 8th floor – 210 Pentonville Road LONDON - N19JY (United Kingdom)		FC	100.00	100.00
Veolia Environmental Services North America Corp. 200 East Randolph Street – Suite 7900 Chicago –IL 60601 (United States)		FC	100.00	100.00
VES Technical Solutions LLC Butterfield Center 700 East Butterfield Road, #201 60148 LOMBARD (United States)		FC	100.00	100.00
Veolia ES Industrial Services, Inc. 2525 South Shore Blvd, Suite 410 LEAGUE CITY 77573 Texas (United States)		FC	100.00	100.00
Veolia ES Canada Services Industriels Inc. 1705, 3ème avenue H1B 5M9 Montreal – Québec (Canada)		FC	100.00	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road NSW 2009 – Pyrmont (Australia)		FC	100.00	100.00
Veolia Environmental Services Asia Pte Ltd 5 Loyang Way 1-WMX Technologies Building 508706 Singapore		FC	100.00	100.00
Veolia Environnmental Services China LTD Rm 4114 Sun Hung Kai Center – 30 Harbour Road Wanchai - HONG-KONG		FC	100.00	100.00
Veolia Umweltservice GmbH and its subsidiaries Hammerbrookstrasse 69 20097 Hamburg (Germany)		FC	100.00	89.15
Marius Pedersen/Veolia Miljservice HoldingA/S Danemark and its subsidiaries Ørbaekvej 851 - 5863 FERRITSLEV (Denmark)		FC	65.00	65.00
Veolia Servizi Ambientali SpA (and its subsidiaries) Via Privata O.T.O. 57 – 19136 La Spezia (Italy)		FC	100.00	100.00
ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	40 321 129 500 023	FC	66.00	66.00
Dalkia France 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	45 650 053 700 018	FC	99.94	65.96
Dalkia Investissement 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	40 443 498 700 073	PC	50.00	33.00
Dalkia International 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	43 353 956 600 011	PC	75.80	50.03
Citelum and its subsidiaries 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	99.94	65.96
Including the following foreign companies:
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road Staines TW18 4BQ (United Kingdom )		PC	75.80	50.03
Dalkia NV and its subsidiaries 52, quai Fernand-Demets 1070 – Anderlecht (Belgium)		PC	75.80	50.03

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milano (Italy)		PC	75.80	50.03
Dalkia Espanaand its subsidiaries Cl Juan Ignacio Luca De tgna, 4 28 027 Madrid (Spain)		PC	75.80	50.03
Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2770 – 129 Paco d’Arços (Portugal)		PC	75.80	50.03
Dalkia Limitada and its subsidiaries Rua Funchal 418 – 14 andar, Vila Olimpia -60 Sao Paulo SP (Brazil)		PC	75.80	50.03
Dalkia Polska and its subsidiaries Ul Mysia 5 – 00 496 Warsaw (Poland)		PC	75.80	30.02
Zespol Elektrocieplownl w Lodziand its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	75.80	27.64
Dalkia Term SA and its subsidiaries UL B.Czecha 36 – 04 -555 Warszawa (Poland)		PC	75.80	30.02
Dalkia Warszawa and its subsidiary UI Stefana Batorego 2 02-591 Warszawa (Poland)		PC	75.80	25.52
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		PC	75.80	50.03
UAB Vilnius Energija Joconiu St. 13 – 02300 VILNIUS (Lithuania)		PC	75.80	44.47
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungary)		PC	75.80	50.01
Dalkia a.s and its subsidiaries Kutlíkova 17 – Technopol 851 02 Bratislava 5 (Slovakia)		PC	75.80	50.03
Dalkia Ceska Republika and its subsidiaries 28.Rijna 3123/152 709 74 Ostrava (Czech Republic)		PC	75.80	36.55
TRANSPORTATION
Veolia Transdev 32, boulevard Galliéni, Immeuble Sereinis 92130 Issy-les-Moulineaux	521 477 851 00013	PC	50.00	50.00
Société européenne pour le développement des transports public - Transdev 32, Boulevard Galliéni 92130 Issy les Moulineaux	542 104 377 00610	PC	50.00	50.00
Veolia Transport 32, Boulevard Galliéni 92130 Issy les Moulineaux	383 607 090 00016	PC	50.00	50.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61, boulevard des Dames – 13002 Marseille	775 558 463 00011	PC	50.00	33.00
CFTI (Compagnie Française de Transport Interurbain) Parc des Fontaines 32, Boulevard Galliéni 92130 Issy les Moulineaux	552 022 063 01075	PC	49.97	49.97
Veolia Transport Urbain Parc des Fontaines 32, Boulevard Galliéni 92130 Issy les Moulineaux	344 379 060 00082	PC	50.00	50.00
VT Eurolines 163/169, avenue Georges-Clémenceau 92000 Nanterre	434 009 254 00021	PC	50.00	50.00

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Including the following foreign companies:
Veolia Transportation Inc. 720 E Butterfield Road Suite 309 Lombard 60148 IL (United States)		PC	50.00	50.00
Super Shuttle International Inc., and its subsidiaries 14500 N. Northsight boulevard, Suite 329 Scottsdale, AZ 85260 (United States)		PC	50.00	50.00
Veolia Transport Australasia Level 12, 114 William Street Melbourne, Victoria 3000 (Australia)		PC	50.00	50.00
Veolia Transport Sweden Holding AB Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		PC	50.00	50.00
Connexxion holding NV, and its subsidiaries Laapersveld 75 1213 VB Hilversum (Netherlands)		PC	50.00	25.00
Transdev PLC, and its subsidiaries 401 King Street Hammersmith London, W6 9NJ (United Kingdom)		PC	50.00	50.00
Transdev Participações SGPS SA, and its subsidiaries Avenida D. Afonso Henriques, 1462 – 1º 4450-013 Matosinhos (Portugal)		PC	50.00	50.00
Veolia Transport Nederland Holding BV and its subsidiaries Mastbosstraat 12 – Postbus 3306 4800 GT Breda (Netherlands)		PC	50.00	50.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerp (Belgium)		PC	50.00	50.00
Veolia Transport Central Europe GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)		PC	50.00	32.50
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)		PC	50.00	50.00
Veolia Transport Ceska Republica a.s. K Hutim 664/7 198 00 Praha 9 (Czech Republic)		PC	50.00	32.50
Veolia Transdev Canada INC, and its subsidiaries St-Jean-sur-Richelieu (Quebec)		PC	50.00	50.00
Consolidation method: FC: Full Consolidation; PC: Proportionate Consolidation; EA: Equity Associate

Veolia Environnement – Consolidated Financial Statements for the year ended December 31, 2012

Note 43  Audit fees

Audit fees incurred by the Group during fiscal years 2012, 2011 and 2010 total €50.7 million, €52.6 million and €50.1 million, respectively, including €40.6 million in 2012, €41.8 million in 2011 and €40.5 million in 2010 in respect of the statutory audit of the accounts and €10.1 million in 2012, €10.8 million in 2011 and €9.6 million in 2010 in respect of services falling within the scope of diligences directly related to the audit engagement.