Form 20-F
period 2013-12-31
VEOLIA ENVIRONNEMENT
filed 2014-04-16
CIK 1160110

As filed with the Securities and Exchange Commission on April 16, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2013
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
Eric Haza, Group Chief Legal Officer, 36/38 avenue Kléber, 75116 Paris France 011 33 1 71 75 00 75
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
548,875,708 ordinary shares, nominal value €5 per share
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

Form 20-F 2013

FORWARD-LOOKING STATEMENTS

We make some forward-looking statements in this document. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. Some of these revenue estimates are based on our management’s current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those anticipated. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Except to the extent required by applicable securities laws, we undertake no obligation to publish updated forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in Item 3. “Key Information—Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information—Significant Changes and ”Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

Information on websites referenced herein is not incorporated by reference in this annual report.

Page

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3.

KEY INFORMATION

2

ITEM 4.

INFORMATION ON THE COMPANY

13

ITEM 4A.

UNRESOLVED STAFF COMMENTS

83

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

84

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

143

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

208

ITEM 8.

FINANCIAL INFORMATION

212

ITEM 9.

THE OFFER AND LISTING

223

ITEM 10.

ADDITIONAL INFORMATION

227

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

247

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

248

ITEM 12D.

AMERICAN DEPOSITARY SHARES

248

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

250

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

250

ITEM 15.

CONTROLS AND PROCEDURES

251

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

252

ITEM 16B.

CODE OF ETHICS

252

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

252

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

253

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

253

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

253

ITEM 16G.

CORPORATE GOVERNANCE

254

ITEM 17.

FINANCIAL STATEMENTS

255

ITEM 18.

FINANCIAL STATEMENTS

255

ITEM 19.

EXHIBITS

255

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

The presentation of our results of operations in 2013 has been changed substantially compared to prior years. Most significantly, we have applied for the first time IFRS 10 and 11, with the result that our joint ventures that were previously accounted for under the proportional consolidation method are now accounted for under the equity method. This has had a significant impact on our revenues and adjusted operating cash flow, particularly in our Energy Services division. In accordance with a recommendation of the French Accounting Standards Authority dated April 4, 2013, we present our operating income both before and after our share of income (or loss) from equity affiliates in our core business areas. See “Item 5 – Overview – Changes in Accounting Method for Joint Ventures” for further details.

Our results of operations for 2012 and 2011 have been represented compared to previously published figures to reflect the application of IFRS 10 and 11, as well as amendments to IAS 19 relating to employee benefit obligations. We have not represented our results of operations for 2010 and 2009, as we could not practicably do so given the large number of entities involved.

		At and for the year ended December 31,
	(in US$)(1)	(in €)
(millions, except per share amounts)(3) (4)	2013(3) (4)	2013(3) (4)	2012(3) (4)	2011(3) (4)	2010(6)	2009(6)
INCOME STATEMENT DATA:
Revenue	30,774.3	22,314.8	23,238.9	22,482.4	27,851.6	26,845.6
Operating income	676.4	490.5	711.3	572.0	1,776.1	1,585.8
Share of net income (loss) of equity-accounted entities	246.4	178.7	(11.9)	(136.5)	-	-
Operating income after share of net income (loss) of equity-accounted entities	922.9	669.2	699.4	435.5	-	-
Net income from continuing operations	(67.3)	(48.8)	7.8	(1,013.1)	702.6	685.3
Net income (expense) from discontinued operations	37.6	27.3	431.8	582.7	146.4	131.5
Non controlling interests	(156.9)	(113.8)	(35.6)	(57.7)	290.5	257.8
Net income attributable to equity holders of the parent	(186.6)	(135.3)	404.0	(488.1)	558.5	559.0
Net income attributable to equity holders of the parent per share - Basic	(0.40)	(0.29)	0.79	(0.99)	1.16	1.19
Net income attributable to equity holders of the parent per share - Diluted	(0.40)	(0.29)	0.79	(0.99)	1.16	1.19
Net income from continuing operations to equity holders of the parent per share - Basic	(0.44)	(0.32)	(0.15)	(2.16)	0.84	0.94
Net income from continuing operations to equity holders of the parent per share - Diluted	(0.44)	(0.32)	(0.15)	(2.16)	0.84	0.94
Dividends per share in €	-	0.70(2)	0.70	0.70	1.21	1.21
Dividends per share in US$(5)	0.97	0.97	0.92	0.91	1.62	1.74
Number of shares (adjusted to reflect changes in capital)	548,875,708	548,875,708	522,086,849	519,652,960	499,126,367	493,630,374

BALANCE SHEET DATA (AT PERIOD END):
Share capital	3,784.8	2,744.4	2,610.4	2,598.2	2,495.6	2,468.2
Equity attributable to equity holders of the parent	11,315.8	8,205.2	7,106.2	7,007.5	7,875.9	7,397.4
Non controlling interests	2,038.6	1,478.2	1,391.4	1,532.8	2,928.5	2,670.1
Total assets	49,981.5	36,242.1	38,476.7	41,067.3	51,427.3	49,754.7
Total non-current assets	26,345.8	19,103.6	21,313.0	24,887.2	31,055.4	29,558.5
Total non-current liabilities	16,742.3	12,140.0	15,121.3	17,629.0	22,506.5	22,028.9

CASH FLOW DATA:
Net cash flow from operating activities	2,431.4	1,763.0	1,978.3	1,882.8	3,456.6	3,601.3
Operating cash flow before changes in working capital	2,717.4	1,970.4	2,173.1	2,347.4	3,718.7	3,559.4
Net cash from (used in) investing activities	(457.3)	(331.6)	1,038.4	(836.1)	(1,817.2)	(1,351.9)
Net cash from (used in) financing activities	(3,078.6)	(2,232.3)	(2,786.5)	(811.5)	(1,878.4)	(488.4)
Purchases of Property plant and equipment	(1,692.0)	(1,226.9)	(1,680.7)	(1,567.3)	(2,083.7)	(2,104.8)

(1)

For your convenience we have converted the euro amounts in our selected financial data into U.S dollars using the December 31, 2013 rate of 1.00US$=0.72511€. This does not mean that we actually converted, or could have converted, those amounts into U.S dollars on this or any other date.

(2)

Amount of dividend per share to be proposed to the Annual Shareholders’ Meeting of April 24, 2014.

(3)

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

•

Discontinued operations in the course of divestiture (i.e., water activities in Morocco and global urban lighting activities (Citelum);

•

Discontinued operations divested (i.e., European wind energy activities divested in February 2013; the share of net income (loss) of the associate of Berlin Water to December 2, 2013; regulated activities in the United Kingdom in the Water division, divested in June 2012; solid waste activities in the United States in the Environmental Services division, divested in November 2012; U.S. wind energy activities divested in December 2012; household assistance services (Proxiserve), divested in December 2011 and Environmental Services division activities in Norway, divested in March 2011) are presented in a separate line, Net income (loss) from discontinued operations, for the years ended December 31, 2013, 2012 and 2011. Furthermore, the contribution of the Transdev Group was transferred to continuing operations for fiscal years 2013, 2012 and 2011.

(4)

The IFRS 10 and 11 consolidation standards and the revised IAS 19 Employee Benefits standard provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for the years ended 2012 and 2011 have been retrospectively adjusted for this change.

(5)

Based on relevant year-end exchange rates.

(6)

Financial data for the years ended December 31, 2009 and 2010 have not been retrospectively adjusted for the application of IFRS 5 and 10 and 11 and IAS 19R.

Dividends

Under French law and our by-laws (statuts), our statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profits or losses carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to other applicable requirements of French law and our by-laws.

At our General Shareholders’ Meeting to be held on April 24, 2014, our shareholders will vote on a dividend payment proposed to be €0.70 per share in respect of our 2013 fiscal year, which will be paid beginning on May 28, 2014. The dividend will be payable in cash or in shares, and the period during which shareholders may choose between being paid the dividend in cash or in shares, subject to applicable legal restrictions, will begin on April 30, 2014 and end on May 16, 2014. Subject to the approval of the General Shareholders’ Meeting, new shares will be issued at a price equal to 95% of the average opening price on Euronext Paris of the shares over the twenty trading days prior to the day of the General Shareholders’ Meeting approving the dividend, less the amount of the dividend, rounded up to the next highest euro cent. We expect that Bank of New York Mellon as depositary will make this option available to ADR holders. On June 14, 2013, we paid a dividend of €0.70 per share in respect of our 2012 fiscal year. On June 18, 2012, we paid a dividend of €0.70 per share in respect of our 2011 fiscal year. On June 17, 2011, we paid a dividend of €1.21 per share in respect of our 2010 fiscal year. On June 9, 2010, we paid a dividend of €1.21 per share in respect of our 2009 fiscal year. On June 8, 2009, we paid a dividend of €1.21 per share in respect of our 2008 fiscal year.

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

The following table shows the euro/U.S. dollar exchange rate from 2009 through April 11, 2014 based on the noon buying-rate, as defined below, expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5. “Operating and Financial Review and Prospects.”

Month U.S. dollar/Euro	Period End	Average rate(1)	High	Low
April 2014 (through April 11, 2014)	1.39	1.38	1.39	1.37
March 2014	1.38	1.38	1.39	1.37
February 2014	1.38	1.37	1.38	1.35
January 2014	1.35	1.30	1.37	1.35
December 2013	1.38	1.37	1.38	1.36
November 2013	1.36	1.35	1.36	1.35
October 2013	1.36	1.36	1.38	1.35

Year U.S. dollar/Euro
2013	1.38	1.33	1.38	1.28
2012	1.32	1.29	1.35	1.21
2011	1.30	1.40	1.49	1.29
2010	1.33	1.32	1.45	1.20
2009	1.43	1.39	1.51	1.25

(1)

The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. On April 15, 2014, the exchange rate as published by Bloomberg at approximately 9:00 a.m. (New York time) was US$1.3802 per one euro.

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to the Environment in Which We Conduct Our Operations

We May Fail to Maintain or Increase Our Competitiveness and Adapt Our Business Model to Rapid Changes in Environment-Related Businesses.

Our business is highly competitive and requires substantial human and capital resources and cutting-edge technical expertise in numerous areas. Large international companies, local niche companies and companies whose overheads or profitability requirements are lower than ours (in particular public sector operators such as mixed public-private companies in France and Stadtwerke in Germany) serve each of the markets in which we compete. Accordingly, we must constantly strive to reduce our cost structure to remain competitive and convince potential customers of the quality and value of our services. Otherwise, we may suffer the loss of existing contracts or a substantial fall in profitability on contract renewals or no longer have access to new contracts. We may also need to develop new technologies and services or decrease our overhead in order to maintain or increase our competitive position, which could result in significant costs.

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

Our Cost Savings and Transformation Plans May Fail to Generate the Expected Cost Savings.

We have set cost reduction targets under two plans, but we may not be able to realize the savings objectives in these plans. In 2003, we began our cost-cutting “Efficiency Plan,” which we continue to implement. In 2011, we began to implement the new “Convergence Plan,” which is part of the transformation of our organization, aimed at standardizing processes, improving the control of operations and streamlining our structure. Key features of these plans are described under Item 4. “Information on the Company – Our Overall Strategy.”

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

Our divestitures expose us to certain risks.

At the end of 2011, we announced an ambitious transformation plan encompassing the refocusing of our activities and a reduction in our net debt, under which we initially sought to sell €5 billion of assets over 2012 and 2013. This target was raised to €6 billion at the end of 2012. In particular, we announced plans to withdraw progressively from Veolia Transdev (now Transdev), to sell our rate-regulated Water activities in the United Kingdom, to divest our solid waste activities in the United States, and to continue to streamline our geographical coverage. We have realized most of our planned divestitures, except for our planned withdrawal from Transdev because of difficulties encountered by SNCM (see “—We are subject to risks from legal proceedings”). In 2012, we divested our water operations in the United Kingdom and the United States. In 2013, major divestments completed include the disposal of our holdings in Berlin Water, the sale of our water business in Portugal and floating 35% of the shares of Sharqiyah Desalinisation Company. On March 25, 2014, we signed an agreement to acquire EDF’s interest in the international activities of Dalkia, our Energy Services affiliate, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction).

Divestitures have inherent risks, including possible delays in closing transactions, potential difficulties in obtaining regulatory approvals, the risk of lower-than-expected sales proceeds for the divested businesses or the failure to complete the divestiture at all. The conditions under which the activities sold are carved-out expose us to risks relating to the need to set up independent functional services in each activity, when those services were previously provided on a shared basis. We may also lose valuable resources (including the training campus) and significant expertise with respect to financial services, human resources, real estate and general services. In addition, the agreements involved in such sales include vendor warranties covering certain risks identified by the buyer. If such risks materialize, the resulting warranty calls could have negative financial consequences on us.

We Have Conducted and May Continue to Conduct External Growth Transactions Through Acquisitions and/or Mergers, Which Could Have a Less Favorable Impact on Our Activities and Results Than Anticipated, or Which Could Affect Our Financial Condition.

We have conducted and may continue to carry out external growth transactions, in varying legal forms, in particular through acquisitions of businesses or companies or through mergers, and of varying sizes, some of which may be significant at our Group level. These external growth transactions involve numerous risks, including the following: (i) the assumptions underlying the business plans supporting the valuations may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate the companies acquired and their technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired or merged; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be performed at unfavorable terms and conditions; (v) we may increase our indebtedness to finance these acquisitions or mergers; and (vi) we may be forced to carve-out or divest or limit the growth of certain businesses in order to obtain the necessary authorizations, in particular with respect to antitrust authorizations. As a result, the expected benefits of completed or future acquisitions, mergers or other external growth transactions may not materialize within the time periods or to the extent anticipated, or may impact our financial condition.

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

We are also subject to risks related to fluctuations in interest rates. As of December 31, 2013, our gross financial debt (before hedging) equaled €12,451.1 million, of which 54.0% bore interest at floating rates and 46.0% was fixed rate debt, after taking into account hedging instruments and fair value remeasurement of fixed-rate debt (see Notes 28.2.1 and 28.2.2 to our Consolidated Financial Statements contained in Item 18 in this annual report on Form 20-F). Fluctuations in interest rates may affect our future growth and investment strategy since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

Our Business is Subject to Greenhouse Gas Market and Emission Allowance Risks.

As an operator of combustion installations, we are exposed to the inherent risks of the emission allowance trading system introduced by the European Union. The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions. Phase 3 of the National Allowance Allocation Plans, which runs from 2013 to 2020, is targeted to reduce greenhouse gas emissions by 20% by 2020 (compared to 1990 levels). Effective as of January 1, 2013, the free allocation of emission allowances in respect to electricity generation (with the exception of certain Central European countries) were eliminated and free allocations for heat generation as of January 1, 2013 were significantly reduced. As a consequence, the emission allowances of Dalkia decreased by 60% in 2013 compared to 2012, forcing it to purchase additional allowances necessary for its production through an auction system, which generated additional costs.

In this context, our risk is two-fold: first, we may produce higher levels of emissions than anticipated, either due to technical or business-related reasons, which would result in our Group being required to purchase additional greenhouse gas allowances and incurring additional expenses as a result. Second, we may not be able to adjust our pricing policy so as to pass on the extra cost in full of purchasing these allowances in the future.

Our Business Operations In Some Countries May Be Subject to Political Risks.

Sales outside of France generated more than 49% of our total revenue in 2013. While our operations are concentrated mainly in Europe, the United States, China and Australia we conduct business in markets around the world. We also conduct business in certain emerging countries. In a complex and sometimes unstable international environment, risks relating to conducting business in certain countries can affect our financial position, results of operations, reputation and outlook. In particular, given the nature of our activities and the term of our contracts, our results can partially depend on external operating conditions, including the geopolitical, economic, social or financial situation or the level of development, working conditions and environmental conditions of a given country.

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

In addition, very large-scale or repetitive natural disasters can also lead to the exceptional disorganization of certain infrastructure (such as roads and means of communication) on which we depend for the conduct of our business and can cause damage to the infrastructure for which we are responsible. We could thus temporarily be unable to perform services according to the conditions defined by contract.

In addition, our employees work and travel in countries where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently high. The protection of our employees, activities and resources is subject to extremely stringent regulatory constraints, which expose us to legal liability.

As a result, despite the preventive and safety measures implemented by us and the insurance policies subscribed the occurrence of these exceptional situations could, affect our reputation or results.

Risks Relating to Our Operations

Changes in the Prices of Energy and Other Commodities Or In the Price of Recycled Materials May Reduce Our Profits.

The prices of energy and other commodities can be subject to significant fluctuations and represent major operating expenses of our businesses (particularly diesel fuel for our waste collection activities, gas for our energy services activities and electricity for our water treatment and distribution activities). Although most of our contracts include price adjustment provisions that are intended to pass on any changes in the price of our supplies, often using price indexing formulas, certain events may prevent us from being fully protected against such increases, such as time lags between fuel price increases and the moment when we are authorized to increase prices to cover the additional costs or a mismatch between the price-increase formula and the cost structure (including taxes). A sustained increase in supply costs and/or related taxes could undermine our operations by increasing costs and reducing profitability, to the extent that we are unable to increase our prices sufficiently to cover such additional costs.

In addition, a substantial portion of our sorting-recycling and trading businesses, which account for a substantial portion of our revenues, are particularly sensitive to fluctuations in the price of recycled raw materials (paper and ferrous and non-ferrous metal). A significant and long-term drop in the price of recycled raw materials, combined with the impact of economic conditions on volumes, has affected, and could continue to affect, our operating results.

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

Our Business is Affected By Variations in Weather Conditions and Climate Change.

Varying weather conditions and climate change may have an impact on our results of operations. For example, Dalkia generates the majority of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe, while in the water sector, household water consumption tends to be highest between May and September in the northern hemisphere. Accordingly, these two businesses and therefore our results of operations may be affected by significant deviations from seasonal weather patterns.

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

Finally, actions by employees, agents and representatives, who do not comply with our Guide to Ethics or the specific ethics codes applicable to various activities, could expose us to civil or criminal penalties and adversely affect our reputation.

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

We are subject to risks from legal proceedings.

We are involved in a number of legal proceedings, some of which could materially impact our results of operations, financial condition, or business. See “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Litigation” and Note 17.2 to our Consolidated Financial Statements. In particular, SNCM, an affiliate of Transdev that provides ferry service between Corsica and mainland France, is involved in significant legal proceedings. The European Commission has claimed that SNCM must return certain subsidies relating to its privatization (€220 million excluding interest) and relating to certain complementary ferry services (an additional €220 million excluding interest) to the French State, on the grounds that those subsidies were inconsistent with European limitations on State aid. We have determined that the most probable scenario for SNCM is an insolvency proceeding followed by a disposal plan, and thus our Consolidated Financial Statements assume that these amounts will not be paid. A different scenario would lead to our reassessing our financial position. In addition, because of the difficulties encountered by SNCM, we were not able to reach a definitive agreement with the Caisse des dépôts et consignations for the reduction of our interest in Transdev, SNCM’s parent company.

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

Counterparty risk is the risk that we may enter into a contract with an entity that is unable to fulfill its commitments, financial and otherwise (including, debt repayment, breach of warranties, offset under a derivative transaction, etc.). Our financial counterparty risk is mainly associated with cash investments and positive market values on derivatives. In addition, the risks related to market transactions for our subsidiaries are mainly associated with the amounts held in local deposits, amounts treated by local banking institutions (such as settlement, deposits, and signature commitments), and the continuation of confirmed credit facilities obtained from banks.

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

The legal and commercial name of our Company is “Veolia Environnement.” Our Company is a société anonyme, a form of limited liability corporation, incorporated in 1995 pursuant to the French Commercial Code for a term of 99 years (i.e., until December 18, 2094). Our registered office is located at 36/38, avenue Kléber, 75116 Paris, France, and the phone number of that office is (+33 1) 71 75 00 00. Our agent in the United States is Terri Anne Powers, Director of North American Investor Relations, 200 East Randolph Street, Suite 7900, Chicago, Illinois 60601—USA, and the phone number of that office is (+1) 312-552-2890.

Our operations are conducted through three divisions, each specializing in a single business sector: Veolia Eau (Water), Veolia Energie (Dalkia, Energy Services) and Veolia Propreté (Environmental Services). When referring to the activities of our divisions, we refer to the division names, and when referring to entities within our Group, we refer to their legal names. Through these divisions, we provide drinking water to 94 million people and treat wastewater for 62 million people in the world, process nearly 52.1 million tons of waste, and satisfy the energy requirements of hundreds of thousands of buildings for our industrial, public authority and private individual customers. We also develop services combining several Group businesses, both by using a combination of individual contracts or by combining services within a single multi-service contract. We are also active in the Transportation business conducted through Transdev, which is 50% owned by us and 50% owned by the Caisse des dépôts et consignations, a French state-owned financial institution. However, we remained committed to our withdrawal from the Transportation business. In addition, on March 25, 2014, we signed an agreement to acquire EDF’s interest in the international activities of Dalkia, our Energy Services affiliate, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction). Starting on the closing date of this transaction, Dalkia France’s results of operations and financial condition will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method. The closing of the transaction is subject to approval by competition authorities and other customary conditions.

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

In November 2005, we rolled out our new brand policy aimed at increasing consistency between the divisions of our Group, the visibility of our Company and strengthening our identity and common culture of service values. The Water and Environmental Services divisions as well as the Transportation business are now united under a single brand, “Veolia,” which is linked to the name of their activity. The Energy Services division primarily operates under the brand “Dalkia.”

In May 2010, we signed an agreement to combine our transportation subsidiary, Veolia Transport, with Transdev. The transaction created Veolia Transdev (now Transdev), in which we hold a 50% interest, with the remainder held by the Caisse des dépôts et consignations, a French State-owned financial institution. As part of this transaction, Veolia Transport and Transdev were transferred by their shareholders to the newly created joint venture, Veolia Transdev (now Transdev).

In 2011, we were affected by a number of changes in our markets, including pressure on credit markets in Europe as a result of uncertainties relating to the credit quality of certain sovereigns, coupled with lower GDP growth and decreased public spending in mature markets, which put increasing pressure on margins. In this context, on December 6, 2011, we announced a strategic transformation plan founded on refocusing our activities and business portfolio, which included a significant divestiture program to be realized over two years, the concentration of activities on our three main businesses (Water, Environmental Services and Energy Services), and the divestiture of regulated Water activities in the United Kingdom and solid waste activities in the United States. We also announced our plan to withdraw from the transportation business.

The U.K. regulated Water activities were divested on June 28, 2012 and the U.S. solid waste activities were sold on November 20, 2012. On October 22, 2012, we entered into an agreement to negotiate a share capital increase of Transdev through the capitalization of existing shareholders loans. Following this capital increase, Caisse des dépôts et consignations would hold 60% of Transdev’s share capital, and assume exclusive control of that entity, while we would retain a 40% stake. The agreement also called for the good faith negotiation of a reduction in our interest in Transdev to 20% over two years following the capital increase. Prior to signing this agreement, we and Caisse des dépôts et consignations signed an agreement to negotiate the transfer of Transdev’s 66% shareholding in SNCM to us. However, we were not able to finalize the activities outlined in the agreements before both expired. As a result, on July 9, 2013, we, the Caisse des dépôts et consignations and Transdev signed a new agreement extending the deadline to complete these operations until October 31, 2013, but the sale of SNCM to us was not completed before that date. As a result, the agreement lapsed. Nevertheless, on December 16, 2013 an agreement was signed to continue the respective loans and to realize a capital increase, with respective ownership of the “Caisse des dépôts et consignations” and Veolia Environnement remains at 50%.

In 2012, we pursued our transformation plan by announcing a new geographical organization structure (which we began to implement in July 2013), an enhanced cost reduction program (with the “Convergence” plan added to our “Efficiency” plan), the continued optimization and divestiture of assets, and an objective of reducing our net financial debt.

In October 2013, we and EDF announced that we were engaging in discussions with respect to our joint subsidiary Dalkia, our Energy Services affiliate. On March 25, 2014, we signed an agreement to acquire EDF’s interest in the international activities of Dalkia, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction). Starting on the closing date of this transaction, Dalkia France’s results of operations and financial condition will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method. The closing of the transaction is subject to approval by competition authorities and other customary conditions.

BUSINESS OVERVIEW

The following table provides our revenues by division and geographical area (after intra-Group eliminations) for the year ended December 31, 2013. The presentation of our results of operations in 2013 has been changed substantially compared to prior years. Most significantly, we have applied for the first time IFRS 10 and 11, with the result that our joint ventures that were previously accounted for under the proportional consolidation method are now accounted for under the equity method. This has had a significant impact on our revenues and adjusted operating cash flow, particularly in our Energy Services division. In accordance with a recommendation of the French Accounting Standards Authority dated April 4, 2013, we present our operating income both before and after our share of income (or loss) from equity affiliates in our core business areas. See “Item 5- Overview – Change in Accounting Method for Joint Ventures” for further details.

2013 Revenues (in € million)	Water	Environmental Services	Energy Services	Other	Total consolidated
Europe	7,420.6	6,159.0	3,479.5	213.4	17,272.5
of which France	4,365.7	3,288.3	3,479.5	170.1	11,303.6
of which Germany	1,007.8	961.0	0.0	0.0	1,968.8
of which the United Kingdom	311.7	1,676.7	0.0	0.0	1,988.4
of which other European countries	1,735.4	233.	0.0	43.3	2,011.7
United States	784.7	637.9	277.0	0.0	1,699.6
Rest of the world	2,016.6	1,278.6	0.0	47.5	3,342.7
of which the Middle East	250.2	114.0	0.0	0.0	364.2
of which Oceania	166.5	785.6	0.0	0.0	952.1
of which Asia	883.7	189.3	0.0	1.0	1,074.0
of which Rest of World	716.2	189.7	0.0	46.5	952.4
TOTAL	10,221.9	8,075.5	3,756.5	260.9	22,314.8

Our Overall Strategy

Faced With a Changing Global Environment Presenting New Challenges, We Are Adapting and Transforming Our Organization.

In light of the complex environmental issues facing cities and industrial companies and as the leading international company focused on the environmental services sector, we continue to transform our organization to better respond to environmental challenges, including by offering expert solutions in growth markets and adapting our model to the traditional markets in which we operate.

While the world’s population continues to grow and is projected to reach approximately 9 billion in 2050, and economic growth centers shift to emerging countries where cities play a central role, water demand is rising twice as fast, especially in high water stress areas. Access to water is becoming a critical issue for the growth of economies and cities and its management is a strategic challenge for some industries (such as oil, gas and mining). While the availability of energy resources and raw materials is diminishing and their cost is rising, energy efficiency and the circular economy are taking on crucial importance for industry and cities. In addition, the growing complexity of managing environmental issues (e.g., pollution becoming increasingly difficult to treat, management of increasingly rare resources, new regulations, etc.) in both rapidly growing and mature countries presents major opportunities that form part of our selective development policy.

In mature regions, the economic downturn and regulatory changes (European Directive on concessions, Olivet Commune Order in France), together with the desire of some public authorities to take over the direct management of water and waste services, are putting increased pressure on prices and causing a temporary reduction in infrastructure investments. In this context, we prioritize the optimization of our operations, control our costs and development of attractive business models (e.g., remuneration based on the performance of our solutions, innovative financing schemes, etc.) for public authorities and industrial companies seeking new dynamics.

The transformation of our organizational structure and business model should enable us to exploit our competitive advantage on growth markets, where our expertise sets us apart, and to become a partner of sustainable development. Our Group draws on a global network of operators, engineers and technical experts working with cities and industrial companies according to the highest performance standards. Present in 48 countries, with platforms in emerging countries and a simplified, refocused organizational structure, we deploy best practices along with complete and integrated water, waste and energy service offerings aimed at addressing environmental challenges more effectively.

In 2013, we continued to pursue our transformation plan pursuing the targets confirmed by our Board of Directors on December 11, 2013:

•

To become the benchmark company in major environmental markets;

•

To balance our business activities between municipal and industrial customers, with an objective of generating at least 50% of our revenue with industrial customers, compared to 35% today;

•

To generate more than 50% of our revenue in growth markets, which currently account for only one-third of our business; and

•

To develop innovative business models.

The continuation of the transformation policy is based on a strategic plan structured around the following key areas:

•

refocusing our business with the goal of decreasing net financial debt;

•

simplifying and tightening our organizational structure;

•

continuing our cost reduction program; and

•

targeting profitable growth opportunities.

With greater financial flexibility and focused on the provision of high added-value service and technology solutions, we have reorganized ourselves into a more agile, flexible company well placed to meet the environmental challenges faced by our customers and seize profitable growth opportunities.

As Part of Our Transformation, We Are Refocusing Our Business Activities and Deleveraging Our Financial Structure.

The divestment program announced in 2011 has been successfully completed, apart from our withdrawal from the transportation business. During the course of 2012 and 2013, our divestments totaled €4.7 billion and included 15 divestments with an enterprise value of more than €10 million and 8 divestments worth more than €50 million. These large-scale divestments modified our Group's profile and fulfilled a dual purpose:

•

accelerating the reduction of net financial debt; and

•

restricting permanent operations (with employees and capital employed of over €5 million) to 48 countries.

As of December 31, 2013, our main priority is to restore profitability and generate free cash flow after divestitures, by accelerating cost savings, improving performance and managing investments, at every level of the organization.

We Are Simplifying and Tightening Our Organizational Structure.

At the end of 2013, we became an integrated group with a separate organizational structure in each country in which we operate. Our Group's new organizational structure was deployed through 415 executive managers, appointed worldwide, through the following steps:

•

the establishment of new responsibilities and managerial lines, including:

•

a new Executive Committee, 8 regional managers and 31 country managers,

•

creation of our functional managers, including the Innovation and Markets Department, which is responsible for defining and implementing our strategy, and the Technical and Performance Department, which is responsible for identifying and deploying the best operational standards at every level of the organization;

•

appointing priority global key account managers;

•

implementation of a separate organizational framework for each country; and

•

implementation of our main operating procedures (operational command, budgetary control, reporting and internal control).

We Are Aiming to Realize Significant Cost Savings.

At the end of 2013, progress on our cost reduction program was in line with our targets. We achieved cost savings which resulted in a positive impact on our operating income of €178.0 million, net of implementation costs (compared with our revised target of €170.0 million). The target has been revised upwards once again, to €750 million by the end of 2015, compared to the original target of €470.0 million, of which 80% is targeted to be recognized in our operating income after the share of net income (loss) of equity accounted entities. We hope to realize these additional savings by reducing administrative, functional and operating costs in the short-term and through the transformation of the organizational structure in the long-term.

We Are Positioning Ourselves to be Able to Seize Profitable Growth Opportunities.

Faced with the structural adjustment of the markets in which we operate and the competitive environment for the services we offer we must select projects on traditional markets carefully, offer innovative business models and focus our activities on growing industrial markets and regions. In order to accelerate our growth strategy, the Innovation and Markets Department, created in 2013, has devised and launched the implementation of a strategic plan that consists of targeting growth markets, offering high added-value services and addressing customers’ main environmental issues. A network of Key Account Managers and research and innovation programs was also created and is under the supervision of the Innovation and Markets Department.

Our goal is to become a partner in our customers’ sustainable growth, by offering them cutting-edge solutions to their most complex problems and services based on attractive business models (e.g., remuneration based on the performance of our solutions, innovative financing schemes, etc.).

To achieve this goal, we have devised a new commercial strategy based on the development of global partnerships that place the value provided to our major customers at the forefront, the creation of a network of Key Account Managers that coordinate local commercial initiatives, the standardization of the deployment of best bids to our municipal and industrial customers and the development of innovative business models, in constant liaison with the regions and operators.

As a result of the effectiveness of this strategy, we enjoyed commercial successes on various markets in which we operate, particularly in growth markets, such as securing the following contracts (among others):

•

twenty-year industrial contract in Australia to treat water from coal gas wells;

•

ten-year municipal contract in Saudi Arabia to design, build and operate the country’s largest ultrafiltration and reverse osmosis drinking water production plant;

•

five-year municipal contract in the United Kingdom to renovate drinking water production and wastewater treatment facilities in London and the Thames Valley; and

•

thirty-year contract in Canada for the construction and operation (and funding in partnership with Fengate Capital Management Ltd) of the largest biomass plant in North America;

We strive to thoroughly and methodically identify the sectors offering the greatest potential for our activities while being conscious of the issues faced by our industrial and municipal customers and our operators in all regions and at all levels of the organization.

We have identified seven key growth areas as our areas in which we are particularly competitive:

•

the circular economy (which we describe below);

•

innovative solutions for cities;

•

the treatment of difficult forms of pollution;

•

dismantling;

•

the agri-food industry;

•

the mining industry; and

•

the oil and gas industry.

In the circular economy, participants seek to implement solutions to extend the life of resources in response to their increasing scarcity and the volatility of the prices of raw material, which are at record high levels. This trend is driven by regulation that, worldwide, increasingly favors recovery and recycling and changing behavior and consumption modes.

In this context, we are positioned to offer alternative raw material resources and help our customers secure supplies, optimize their operating costs, improve processing yields by recovering certain by-products and ensure that the growth of our industrial and municipal partners follows the principles of sustainable development. Examples of our participation in circular economy projects are the Triade project in France producing recycled plastics with a purity rate of 99%, the construction of a biomass plant in Canada recovering waste from the local forestry industry, and the implementation in Germany of a renewable energy loop from wastewater treatment.

Innovative solutions for cities cover new models of urban optimization in response to aging infrastructures, the need for technical expertise on complex environmental issues, funding requirements, and the need to improve the productivity and efficiency of public services. In this context, we offer cutting-edge technical solutions and adapt our business models (e.g., performance contracts, partnerships for financing infrastructures, etc.) to showcase our technical know-how as the world's largest provider of environmental services (e.g. the models in Washington DC, Rialto, New York and Stadtwerke).

The health, ecological and environmental risks associated with difficult forms of pollution have become more apparent and increasingly stringent regulation is being implemented, while a smaller number of operators are currently able to master treatment of these difficult forms of pollution by offering services such as the management of hazardous waste, soil decontamination and radioactivity, etc.

We have a global network of experts and resources we can mobilize rapidly, and offer a complete range of services for the treatment of hazardous waste in accordance with the highest standards and with the support of cutting-edge research programs, such as the partnership with the Food and Agriculture Organization to manage the problem of outdated pesticides stored in Europe and Africa and assisting the British government in the destruction of chemical precursors associated with Syria's chemical weapons.

The dismantling of various industrial facilities, such as oil rigs in the North Sea and the Gulf of Mexico, nuclear reactors and petrochemical plants in Europe, at cycle end requires complete solutions with the highest operational standards. We offer strategies to reduce the volumes to be treated and turnkey management for the dismantling of certain facilities, including inventory and characterization of the items to be dismantled, demolition, recovery or disposal of waste. Examples of these types of services include the strategic agreement with the CEA (the French Alternative Energies and Atomic Energy Commission) for the dismantling and remediation of nuclear facilities and the creation of a treatment process in the United Kingdom for the dismantling of offshore platforms.

The agri-food industry, which represents 13% of world revenue, must respond to the population explosion, especially in high water stress areas, and the increasingly stringent demands of consumers and industry stakeholders in terms of environmental and social responsibility. We allow agri-food manufacturers to adopt an approach designed to reduce their environmental impact through the management of their water and energy cycles and the recovery of their by-products, and to improve their economic performance by reducing the supply of certain resources. Examples of these types of services include the production of green energy and steam from wastewater in the Netherlands and the design, construction and operation of a bio-refinery to treat waste and recycle wastewater from a distillery and produce energy.

The mining industry, the sector that consumes the second-largest quantity of water (equivalent each year to the domestic consumption of the United States) must expand its fields of exploration in water stressed areas to compensate for the depletion of the most easily-accessible ores. These types of exploration projects constitute 70% of all projects of the six largest mining operators. To guarantee the sustainability of its production, the sector must now limit its environmental footprint by turning waste into a resource, avoiding conflicts with local populations concerning access to water, and avoiding groundwater pollution. We can secure water and energy supplies and improve the processing yields of mining operators through the recovery of by-products. By reducing their environmental footprint and applying a proactive social responsibility and sustainability development approach to their operations, we help enhance the legitimacy of mining operators and the continuity of their operations. Examples of these services include the design of a new potash production process in western Canada and the development of a unique copper recovery solution in Chile.

Finally, the oil and gas industry is exploring new resources to be exploited in a sustainable way. Although the unconventional extraction of oil and gas is booming, unconventional extraction techniques require 10 to 20 times more water than conventional techniques and generate higher operation and production costs. In addition, these industries must address growing concerns about the risks they pose to health, safety and the environment. In this context, we are able to secure the water resources needed for operation and production, help optimize oil and gas fields by recovering by-products, and help limit the reputational risk of our customers in the oil and gas industry. Examples of these services include the overall management of waste on refinery sites in the United States, development in Canada of a solution achieving environmental performance of close to zero liquid discharges into the natural environment and recycling of process water in the United States to enhance oil well production.

To support this strategy, we have devised a new commercial strategy. This strategy is based on the development of global partnerships that place the value provided to our major customers at the forefront, a network of Key Account Managers that coordinate local commercial initiatives, the standardization of the deployment of best bids to our municipal and industrial customers and the development of innovative business models, in constant liaison with the regions and operators.

DESCRIPTION OF OUR MAIN BUSINESSES

Water

We, through Veolia Eau-Compagnie Générale des Eaux, are the world’s leading provider1 of water and wastewater services to public authorities and industrial companies. In addition, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies and SADE, is one of the world’s leaders in the design of technological solutions and the construction of structures for the performance of such services. Veolia Eau provides drinking water to 94 million people and supplies 62 million people with wastewater services. We can offer local authorities and industrial companies solutions combining productivity, resource savings and a reduced environmental footprint thanks to the 350 different technologies we use.

As of December 31, 2013, Veolia Eau had 83,154 employees around the world and is present principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Czech Republic, Bulgaria, Slovakia, Hungary and Romania, to name only those countries hosting our main activities. The Asia-Pacific region (mainly China, Korea, Japan and Australia) also remains an important development objective, with the signing of a number of major contracts with municipal and industrial customers over the past several years. Veolia Eau also has a presence in the United States, such as its contracts for the operation and maintenance of water and wastewater treatment plants, like the one with the city of Milwaukee, and performance contracts like the ones signed with New York City, Washington and Pittsburgh, for example. We also have numerous contracts with industrial customers in a range of sectors, such as mining, oil, and gas and are present in the Middle East and Africa, primarily in Niger and Gabon. Thanks to a network of research centers in France and abroad coordinated by our Group, Veolia Eau has mastered numerous major technologies and tools within the water sector. Veolia Eau is therefore able to offer highly-skilled services in the area of water quality for production of drinking water, optimization of plants and networks, the recovery of raw materials or effluents, the reuse of treated effluents and the preservation of the environment.

Combined with our strong local presence and considerable experience providing services to municipal and industrial customers, our technical expertise is a significant advantage in the extremely competitive water services market.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Water division, after elimination of intra-Group transactions.

Water (in € million)	Year ended December 31, 2013	Year ended December 31, 2012(2)(3)	Change 2013/2012
Revenue	10,221.9	10,696.2	-4.4%
Operating income after share of net income (loss) of equity-accounted entities(1)	316.5	419.3	-24.5%

(1)

Including the share of income (loss) of joint ventures and associates in this division.

(2)

In accordance with IFRS 5, non-current assets held for sale and discontinued operations, the results of operations of U.K. regulated activities (sold in June 2012), Moroccan activities in the Water division and the share of new income of our joint venture Berlin Water until December 2 are presented in a separate line, “Net income from discontinued operations.”

(3)

The standards on consolidation IFRS 10 and 11 and the revised IAS 19, “Employee benefits,” stipulate retrospective application to the periods beginning from January 1, 2013. Consequently, the financial statements presented for the comparative years have been restated.

Overview Of The Water Division

Through a geographical structure featuring a strong local presence, Veolia Eau designs, builds and manages water services and wastewater treatment and recovery services for local authorities and industrial customers on five continents. Contracts are generally long-term and range from ten to twenty years in length and potentially up to fifty years with certain local authorities and from three to ten years with industrial customers. These contracts take various forms, tailored to the needs and goals of the customer (public-private partnerships, BOT (Build, Operate & Transfer) contracts, or concessions in France, etc.). They are generally contracts that involve the operation, design or construction of installations, with the customer usually remaining the owner of the assets and retaining authority over the pricing policy and investment under municipal contracts. Changes in legislation and needs have enabled Veolia Eau to integrate more elaborate mechanisms into its contracts allowing it to share in the added value (productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage customer relations, and we are constantly improving the efficiency of our services and specific information systems. In certain countries where public authorities have sought to either implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau offers feasibility studies and technical assistance, which may include master plans, coordination and acceptance, network modeling and financial analysis.

1

Source Pinsent Masons Water Yearbook 2012-2013

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

The following table presents annual revenue generated by certain contracts that must be renewed or renegotiated during the 2013 to 2020 period:

City	2013 Revenue (in € million)	Contract expiry date
Toulouse – Water treatment	51.0	2020
Toulouse – Drinking water	41.0	2020
Montpellier	21.0	2014
Toulon	20.0	2019

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

Description of Activities in 2013

Revenues from our Water division revenue decreased 4.4% in 2013 compared to 2012, due to a decrease in construction activity, contractual erosion in France and a slowdown in Technologies and Networks activities, partially offset by higher tariffs due to indexation in France and in Central and Eastern Europe.

In France, we provide approximately 24 million residents with drinking water and 17 million with wastewater services. The delegated management public service contracts that were renewed in 2013 represent estimated cumulative revenue of €1.12 billion in a highly competitive environment. Successes during the period include the securing of 35 new public service delegation contracts, including 17 with local authorities that transitioned from a local authority management model to public service delegation management. In addition to the major contracts renewed described below, we also renewed the drinking water contract for Marseille Provence Métropole urban community and the Greater Lyon metropolitan authority. The contracts are currently subject to approval by the Prefecture.

Our Water division also lost some drinking water contracts in 2013, such as those in Valence, Nevers and Beaufort. We also lost three drinking water treatment contracts in the Douai area. In addition, two local authorities (Rennes and Nice Cote D’Azur) decided in 2013 that they will return to a local authority management model starting in 2015. Although we have taken into account the implications for our Water division of these decisions, we expect that there will be possibilities for us to provide these local authorities with our know-how through consultational services.

In Europe, revenue climbed (5.0% at constant consolidation scope and exchange rates and 3.8% at current consolidation scope and exchange rates), with solid performances in Romania and the Czech Republic tied to price increases and favorable volume and price trends in Germany. Revenue declined in the United Kingdom due to the completion of construction contracts in 2012.

Revenue declined by 1.4% in the Asia-Pacific region at constant consolidation scope and exchange rates (13.3% at current consolidation scope and exchange rates) due to a downturn in construction business in Korea and Japan.

The 5.3% increase reported in the United States at constant consolidation scope and exchange rates (2.0% at current consolidation scope and exchange rates) benefited from the robust performance of industrial contracts.

Technologies and Networks revenue fell sharply by 9.8% (down 7.5% at constant consolidation scope and exchange rates) primarily due to the completion of numerous contracts in France and internationally in the Design and Build sector, the lower contribution of the Hong Kong sludge incineration plant construction contract and unfavorable weather conditions in France and Belgium. Bookings were however up 32% compared to December 2012 at approximately €3.3 billion, primarily with industrial clients in the oil and gas sectors, although we also experienced a turnaround on the municipal market toward year end. A key example of this is the signature at the end of 2013 of a contract with Shell in Canada (Carmon Creek) to design and supply a water treatment facility to recycle the water used for steam generation at Shell’s Carmon Creek heavy oil project in Alberta, Canada (with a recycling rate of nearly 100%).

The main new and renewed contracts for 2013 are detailed in the table below.

Major Contracts in 2013 Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros) (1)	Services provided
OPERATIONS
France
SIDECM (joint municipality water supply association for the Corniche des Maures area)	July	Renewal	12 years	150 million	Public service delegation contract for drinking water
USESA (water services union for the south of the Aisne department)	February	Renewal	15 years	79 million	Public service delegation contract for drinking water
Boulonnais Conurbation	April	Renenwal	12 years	111 million	Public service delegation contract for drinking water
Nantes metropolitan authority	December	New	73 months	35 million(2)	Contract for the modernization and enlargement of the drinking water production unit.
Asia
Tianjin Bohua Petrochemical Company Limited	February	New	22 years	52 million	Industrial contract for construction, financing and operation of a demineralized water and cooling water production and sanitation water treatment unit.
Tianjun Bohai Chemical Industry Company Ltd. Tianjin Soda Plant	November	New	21 years	50 million	Industrial contract for the operation and maintenance of a cooling system.
Delhi Jal Board – India	March	New	15 years	231 million(3)	Upgrading work on a drinking water production unit and the distribution system, operation contract
Formosa Petrochemical Corporation – Taiwan	October	New	1 year	18 million	Contract for the modernization of a petrochemical wastewater treatment unit.
Australia
QGC Pty Limited	April	New	20 years(4)	518 million	Industrial contract for the treatment of salt water from natural gas production.
North America
BASF Corporation	December	New	3 years(5)	17 million	Industrial contract for industrial cleaning services.
Citgo Petroleum Corp.	July	Renewal	5 years	16 million	Industrial contract for oily sludge recovery
City of New Orleans	October	Renewal	1 year	9 million	Treatment facilities operation contract
State of New Jersey	May	Renewal	20 years	136 million	Heating and cooling system operation contract
Shell Canada Energy	December	New	3.5 years		Industrial contract for the supply of industrial water treatment equipment with a recycling rate of nearly 100%
South America
CMPC – Brazil	August	New	2 years	54 million	Industrial contract for the design and construction of a unit for the treatment of wastewater for a paper producer
SEDAPAL, Servicio de Agua Potable y Alcantarillado, Lima, Peru	April	New	600 days	47 million	Optimization contract for the drinking water and sanitation water system
Europe
Thames Water	May	New	5 years(6)	530 million	Design and construction of water pipes, sewers and water treatment facilities
Africa, Middle East
Marafiq – Saudi Arabia	June	New	18 to 25 months	238 million	Contract for the design and construction of a sea water desalination unit
Shamal Az Zourt Al Oula for the building, execution, operation and maintenance of the first phase of Az-Zour Power Plant KSC	December	New	3 years	328 million	Contract for the design and construction of a sea water desalination unit

(1)

Revenues estimated under the contracts won in 2013 have been converted into euros at the closing exchange rate as of December 31, 2013 and represent the portion due to Veolia Eau under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

(2)

Total estimated revenue from the project: €65 million, of which our share will be €35 million.

(3)

Contract won on behalf of an equity accounted joint venture 51% owned by us.

(4)

20 year contract with a 5-year extension option at the customer’s discretion.

(5)

3 year extension option at the customer’s discretion.

(6)

5 year contract with a 5-year extension option at the City’s discretion.

Main Acquisitions and Divestitures in 2013

The main acquisitions and divestitures during the year included:

•

the disposal of 24.95% of Berlin Water;

•

the disposal of the Water activities in Portugal; and

•

the sale of 19.25% of our shares in Sharqiyah Desalination Company following the listing of 35% of its shares.

Following the creation, acquisition or consolidation of 18 companies in 2013 and the liquidation, divestiture or transfer of 46 companies, the Water division (excluding Proactiva) comprised 706 companies as of December 31, 2013, compared with 734 in 2012.

Environmental Services

Through our subsidiary Veolia Propreté, we are the worldwide reference in this sector,2 where we are involved in waste collection, recycling, processing, treatment, and handling of waste in all forms and at all stages of the waste cycle. Veolia Propreté manages liquid and solid waste, non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to recovery, on behalf of both industrial and public-sector customers, such as local authorities.

As of December 31, 2013, Veolia Propreté employed 61,095 people around the world. We have partnerships with over 570,000 industrial and public-sector customers and serve nearly 51 million residents on behalf of local authorities. As of December 31, 2013, we managed approximately 719 waste processing units (excluding landfill sites in the post-closure phase and soil decontamination plants).

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

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Environmental Services division, after elimination of intra-Group transactions.

Environmental Services (in € million)	Year ended December 31, 2013	Year ended December 31, 2012(2) (3)	Change 2013/2012
Revenue	8,075.5	8,512.0	-5.1%
Operating income after share of net income (loss) of equity-accounted entities(1)	189.3	315.5	-40%

(1)

 Including share of income (loss) of joint ventures and associates in this division.

(2)

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the revenues and expenses from U.S. solid waste activities (divested in November 2012) are presented in a separate line, “Net income from discontinued operations.”

(3)

The standards on consolidation IFRS 10 and 11 and the revised IAS 19, “Employee benefits,” require retrospective application to the periods beginning on January 1, 2013.

Overview of the Environmental Services Division

Veolia Propreté furnishes environmental and logistical services, which include waste collection, waste processing, cleaning of public spaces, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

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

2

Source: Eurostat and internal studies.

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

Key Factors

The key factors that may influence our activities are of a technical, contractual and economic nature and mainly concern the following success factors:

•

A presence at all points of the waste value chain, from pre-collection to processing and recovery, in an appropriate range of geographical areas at different stages of maturity, enabling the identification and control of innovative, tailored solutions for proposal to customers and setting us apart from the competition in this market;

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

In the industrial sector, cleaning services are extended to food-processing plants, and heavy industry and high-tech sites, where we offer specialized cleaning services (high pressure or extreme high pressure cleaning). We also offer cryogenic cleaning, and reservoir cleaning services using robots at refineries and petrochemical sites. Finally, we have developed emergency services to treat site contamination in the event of an accident or other incident.

Liquid Waste Management

Through our specialized subsidiary SARP, we provide liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.

We have developed liquid waste management procedures that emphasize environmental protection, such as on-site collection and the recycling and reuse of water during the processing of liquid waste. Used oil, which is hazardous for the environment, is collected before processing and re-refining by a an Environmental Services subsidiary specializing in the management of hazardous waste.

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

Collection

In 2013, nearly 51 million people around the world benefited from our waste collection services. We collect household waste through door-to-door pickup or through pickup at designated drop-off sites, and collect commercial and non-hazardous industrial waste. We maintain the cleanliness of green areas and carry away “green” waste and also collect hazardous waste on behalf of our service sector and industrial customers, including hospital waste, laboratory waste and oil residue (ships, gas stations, etc.) and diffused hazardous waste.

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

We recover solid waste received at our 271 sorting and recycling centers. These specialized centers separate the different components of complex waste, such as electric and electronic products and fluorescent lamps. We work upstream in partnership with industrial customers and with our research center to develop new recycling activities. Recycled material is sold or distributed to intermediaries or directly to industrial customers.

Waste Recovery and Treatment Through Composting, Incineration and Landfilling

We have a wide range of treatment centers, comprising sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfill sites.

Composting and Recovery of Organic Material From Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. At our 122 Veolia Propreté composting units, we process urban and industrial sludge, part of which is then reintroduced into the agricultural cycle through land spreading, with a related tracking service.

Incineration and Waste-To-Energy Recovery

We operate 61 waste-to-energy recovery and incineration plants, of which 58 process non-hazardous solid waste (mainly urban waste).

Energy is generated from the heat created by incinerating waste at these plants. We use this energy to supply urban heating networks or sell it to electricity providers.

Landfilling and Waste-To-Energy Recovery

In 2013, Veolia Propreté had 97 non-hazardous waste landfill sites (excluding landfill sites for inert waste). We have developed expertise in processing waste through methods that reduce emissions of liquid and gas pollutants. In addition, 60 landfill sites have recovery systems to transform biogas emissions into alternative energies (including landfill sites in the post-closure phase).

Processing of Hazardous Waste

In 2013, we had 24 incineration units for hazardous industrial waste, 63 processing units using physical-chemical and stabilization methods, 18 class 1 landfill sites and 36 specialized recycling centers.

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

Description of Activities in 2013

Revenue from the Environmental Services division declined by 5.1% (1.5% at constant consolidation scope and exchange rates) compared to 2012, mainly due to a 1.5% fall in recyced raw material prices and volumes (with some improvement in the second half of the year) and a 1.1% drop in waste volumes and activity levels, mainly in municipal collection.

Our revenue in France decreased by 2.7%, mainly as a result of the combined effects of adverse changes in the volume and prices of materials (such as paper and metal) and a decrease in activity levels, mainly in the municipal and commercial waste collection sectors. However, even in such a competitive environment we had important commercial successes in 2013 with the Greater Nancy metropolitan authority, Paris City Hall, Syctom (the Paris metropolitan agency for household waste treatment) and the Syndicat départmental d’elimination des déchets de l’Aube (the waste elimination association for the Aube department). Internationally, revenue decreased by 6.7% (but by only 0.7% at constant consolidation scope and exchange rates).

Revenue in Germany fell 7.8% under the combined effect of lower recycled raw material prices and volumes and adverse economic trends in the industrial sector.

Revenue in the United Kingdom increased 3.1% at constant consolidation scope and exchange rates (while decreasing 1.8% at current consolidation scope and exchange rates) due to the increase in PFI contract revenue offset by the weakening of the pound sterling against the euro.

In North America, where revenues were up 1.5% at constant consolidation scope and exchange rates but down 8.2% at current consolidation scope and exchange rates, revenue benefitted from growth in the hazardous waste and industrial sector (petrochemicals and refining) activity, but was negatively affected by the weaker U.S. dollar.

Revenue rose by 1.1% in Australia at constant consolidation scope and exchange rates (while decreasing 6.7% at current consolidation scope and exchange rates) due to the rising price of commercial waste collection services offset by the weaker Australian dollar.

Major Contracts in 2013

The main new and renewed contracts for 2013 are detailed in the table below:

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros) (1)	Services provided
France
Greater Nancy metropolitan authority	March	Renewal	7 years	98 million	Household waste management contract (sorting and collection)

Paris City Hall	November	Renewal	5 years	72 million	Contract for door-to-door collection of household waste and equivalent, as well as provision of collection facilities
Paris SYCTOM (metropolitan agency for household waste treatment)	September	Renewal	3 years	62 million	Acceptance and disposal of non-hazardous waste from SYCTOM in NHW storage facilities

SDEDA (waste elimination association for the Aube department)	November	Renewal	4 years	28 million	Treatment, sorting and recovery of waste from the SDEDA

Arcelor-Mittal Méditerranée	March	New	3 years(2)	24 million	Industrial cleaning services contract

Europe (excl. France)
Essex County Council – United Kingdom	March	Renewal	8 years(3)	141 million	Integrated waste management contract
Brent Borough Council – United Kingdom	November	Renewal	9 years(4)	151 million	Integrated waste management contract

BP Gelsenkirchen GmbH	July	New	3 years(5)	11 million	Industrial cleaning services contract
Asia
National Environment Agency – Singapore	March	Renewal with extension of scope	8 years	127 million	Household waste collection contract
Australia
Arrow Energy	October	New	3 years		Industrial contract – waste management and restoration of wells
Woodside petroleum	June	Extension of scope	3 years(6)	17 million	Industrial contract – waste management and storage tank cleaning

Westfield	October	Extension of scope	5 years	52 million	Integrated waste management contract
North America
BP Products North America Inc. – United States	January	Renewal	1 year	11 million	Industrial cleaning contract

Chevron – United States	December	Renewal	5 years	44 million	Industrial cleaning contract

Tesoro Refining & Marketing Company LLC	May	Renewal	5 years	25 million	Industrial cleaning contract

(1)

Revenues estimated under the contracts won in 2013 have been converted into euros at the closing exchange rate as of December 31, 2013 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

(2)

3 year contract, with a 2 year extension option at the customer’s discretion.

(3)

8 year contract, with a 5 year extension option at the customer’s discretion.

(4)

9 year contract, with a 7 year extension option at the customer’s discretion.

(5)

5 year contract, with a 5 year annual extension option at the customer’s discretion.

(6)

3 year contract, with a 2 year extension option at the customer’s discretion.

Main Acquisitions and Divestitures in 2013

Among the main changes in the composition of the Environmental Services division for the year, the most notable was the deconsolidation of almost all of our waste management activities in Italy, following the certification of the concordato preventivo di gruppo (CPG), or Group Restructuring Agreement. See Item 8, “Financial Information – Litigation” for more details.

Following the creation, acquisition or consolidation of 6 companies and the liquidation, divestiture or merger of 25 companies in 2013, the Environmental Services division (excluding Proactiva) comprised 565 companies as of December 31, 2013, compared with 574 at the end of 2012.

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

Dalkia employs 43,135 people, as of December 31, 2013, and is 66.0% owned by us and 34.0% owned by EDF. In France, Dalkia conducts its business through Dalkia France, a 99.9% subsidiary of Dalkia, while abroad Dalkia conducts its business through Dalkia International, which is 75.8% owned by Dalkia and 24.2% owned by EDF. However, on March 25, 2014 we signed an agreement to acquire EDF’s interest in the international activities of Dalkia, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction). The closing of the transaction is subject to approval by competition authorities and other customary conditions.

The following table shows the consolidated revenue (revenue from ordinary activities under IFRS) and operating income of the Energy Services division, after elimination of intra-Group transactions. Our Energy Services Division has been significantly impacted by the first time application of IFRS 10 and 11. Revenue from the Energy Services includes all of the income of Dalkia France and income from American businesses wholly-owned by us. Dalkia International is now accounted for under the equity method. Starting on the closing date of the transaction with EDF described above, Dalkia France’s results of operations and financial condition will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method.

Energy Services (in € million)	Year ended December 31, 2013(1)	Year ended December 31, 2012(1)(2)	Change 2013/2012
Revenue	3,756.5	3,852.0	-2.5%
Operating income after share of net income (loss) of equity-accounted entities(3)	190.5	110.0	73.2%

(1)

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statement of discontinued operations in the course of divesture (urban public lighting businesses worldwide (Citelum) is presented in a separate line, “Net income from discontinued operations.”

(2)

The standards of IRFS 10 and 11 and revised standard IAS 19, “Employee benefits,” require retrospective application to periods beginning on January 1, 2013. As a result, figures for 2012 have been restated.

(3)

Including the share in net profit or loss of joint ventures or affiliated companies.

The discussion below reflects the entire activity of the Energy Services Division, regardless of the method of accounting in our Consolidated Financial Statements, except where otherwise indicated.

Overview of the Energy Services Division

Dalkia is currently facing three major challenges: global warming and the need to reduce greenhouse emissions, the increase in the price of fossil fuels and their eventual scarcity, and growing urban expansion and related industrial development.

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

Dalkia proposes energy solutions that cover the entire conversion cycle: from the purchase of energy sources entering a site, such as fuel, gas, biomass, and biogas, to the construction or modernization of installations, including the sale of the electricity produced on the market. In this way, we have acquired expertise in the purchase and sale of energy on deregulated markets and are also active in the greenhouse gas allowance markets.

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

Dalkia is Europe’s leading operator of large urban heating and cooling networks. Dalkia currently manages 770 urban and local heating and cooling networks worldwide, particularly in France, the United Kingdom, Eastern and Central Europe and Lithuania. Our Group also operate networks in the United States where we have a strong market position. Our networks, operated by Dalkia, provide heating, domestic hot water and air conditioning to a wide range of public and private facilities, including schools, health centers, office buildings and residences. In addition, the production plants often generate electricity sold to operators or on the market.

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

•

optimizing industrial building energy consumption; and

•

reducing greenhouse gas emissions.

Dalkia provides services at 4,263 industrial sites.

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

Dalkia provides customers with a wide range of technical services and is introducing an extensive range of services to satisfy customer expectations for reduced energy consumption and CO2 emissions. This will bring about profound changes in the energy services market over the coming years, through the development of offerings encompassing performance commitments. Dalkia manages 163,000 energy installations worldwide.

Key Factors

Energy Services division activities may be influenced by the following key factors, which are primarily of a technical, contractual or economic nature:

•

the implementation of public policies supporting transition to more efficient and renewable sources of energy, the reduction of pollutant emissions, as well as regulation and contract mechanisms, such as energy performance contracts and public-private partnerships, that might affect the added-value of our Energy Services;

•

developments in the energy market, such as changes in selling prices of electricity and heating, accessibility and the cost of price fuels, as well as quotas of greenhouse gas emissions;

•

yearly changes in urbanization dynamics and climatic variations, which can affect sales of heating and cooling services; and

•

the general state of the economy and the influence it might have on the activity levels in the industrial sites of Dalkia’s customers.

Description of Activities in 2013

Dalkia’s performance in 2013 varied sharply in each geographic region in which it operates. Overall, Dalkia’s 17 largest entities recorded a slight decrease of €13 million in their contract portfolio, mostly as a result of loss of businesses, particularly in France, despite the fact that new business volumes remained high, particularly outside of France.

Estimated cumulative future revenue to Dalkia generated by new contracts amounted to €278 million in 2013, compared to €290 million in 2012, of which 43% came from Energy Services for Buildings, 32% from Heating and Cooling Systems and 23% from Industrial Utilities. About 70% of the new contracts (based on estimated cumulative future revenue) were generated outside France given that 2013 was a particularly difficult year in France, due to fierce competition from both established operators and new competitors entering the market after rebranding their businesses to strengthen their presence in the market.

Estimated cumulative future revenue to Dalkia from the total portfolio decreased by €160 million on an annualized basis as a result of the erosion of the contract portfolio, combined with a decrease in the number of new contracts. Contract losses were substantial in France, amounting to a loss of €273 million of estimated cumulative future revenue, of which €109 million related to the non-renewal of co-generation contracts. The volume of new business in 2013 also declined, to €85 million of estimated cumulative future revenue compared with €145 million in 2012, along with the renewal rate for expiring contracts, which dropped to 69% compared with 75% in 2012.

Internationally, we secured contracts in China, the Middle East, Poland, Canada and the Netherlands.

In Harbin, China, 4 million m2 of new buildings were connected to the network, increasing the connected surface area to 14,000,000 m2 at the end of the heating season. In Jiamusi, China, an additional surface area of approximately 500,000 m2 was connected.

In the Middle East, Dalkia won a three-year contract to provide multi-technical services for the Abu Dhabi International Airport.

In Poland, Dalkia signed new connections to its heating networks, such as the new Poznan City Center building complex, expected to generate estimated additional annual revenue of €16.8 million.

In Canada, Dalkia will manage the design, management, maintenance and wood residue supply and preparation of one of the country's largest biomass plants at Fort Saint James, British Columbia. The plant will have an electricity capacity of 40 MW and will consume 307,000 tons of biomass each year. The contract is expected to generate around €400 million of estimated cumulative revenue over 30 years.

In the Netherlands, Dalkia took over a portfolio of 64 networks, the country's third-largest heating network portfolio. The networks will serve more than 62,000 individual customers and 1,240 businesses and non-residential buildings, including TCN Mediapar and the University of Twente. The assets will be transferred to an entity 80% owned by the Dutch pension fund service provider PGGM and 20% owned by Dalkia. Dalkia will also be responsible for the operational management of this entity.

Faced with a highly competitive environment, Dalkia is seeking to forge new partnerships. In China, Dalkia signed a strategic alliance with Schneider Electric to develop energy efficiency projects. Schneider Electric will provide technical solutions and Dalkia will manage the facilities and implement technical improvements. In Poland, Dalkia Polska signed a partnership with Siemens to develop joint energy efficiency projects in the public sector.

In France, Dalkia launched the first integrated energy efficiency management center, known as the Dalkia Energy Savings Center (DESC). A specially-designed center equipped with a data processing system, the DESC houses in a single location all of Dalkia's expertise in managing the energy performance of buildings. Following the opening of the first DESC, at Paris-La Défense (where our operational headquarters are also located), we expect to deploy six more DESCs in France by the end of 2014. Other DESCs will also be deployed in Belgium and the Middle East.

Dalkia also opened a number of large-scale facilities, such as a gasifier in Ziar, Slovakia and biomass plants in Angers, Orleans, Rennes and Tours, France and Cameron Bridge, Scotland, UK.

Dalkia also continued its productivity efforts by reducing its maintenance costs in the Czech Republic, cutting its workforce and fixed costs in Poland, and optimizing its labor costs and purchase savings in Italy and Spain.

Finally, Dalkia’s financial results, which were in line with targets, benefited from a recovery in the Italian markets it services, controlled investments and improved working capital requirements.

Major Contracts in 2013

The main new and renewed contracts for 2013 are detailed in the table below.

Public authority or company and location thereof	Month of signature of contract	New contract or renewal	Contract term	Estimated cumulative revenue (in euros)(1)	Services provided
France
Les Ulis (91)	May	Renewal	23 years	229.5 million	Modernization and operation of heating networks. Construction of a 10 MWx biomass-fired heating plant
Bio Springer – Maisons Alfort (94)	June	Renewal	12 years	109 million	Industrial utilities – sale of stream through co-generation

Tremblay (93)	November	New	30 years	54.1 million	Heating networks – public service delegation
Lille University Regional Hospital (CHRU) (59)	January	Renewal	12 years	110.4 million	Heating networks – renegotiation of the primary contract with the CHRU, incorporating co-generation
Lens (62)	June	Renewal	20 years	74 million	Heating networks – public service delegation

Louviers (27)	June	New	24 years	37.1 million	Heating networks – network creation – public service delegation
Munksjö (paper producer) in Arches (88) and Lalinde (24)	October	Renewal	12 years	190.2 million	Industrial utilities – sale of steam through co-generation (1 contract per site)

Dynacité (social housing) – Bourg en Bresse (01)	June	Renewal	10 years	99.9 million	Energy services for buildings – energy performance contract

Nevers (Banlay district) (58)	July	New	20 years	26.9 million	Heating networks – design, construction and operation of a heating network with renewable energy
Bluestar Silicones – Saint-Fons (69)	July	New	10 years	25.3 million	Industrial utilities – design and construction of a 20 MW heating plant and supply of steam

Nimes (30)	June	Renewal	25 years	134.2 million	Heating networks – public delegation of operation of a heating network with renewable energy
High-schools in the Midi-Pyrénées region	December	New	10 years	98.5 million	Energy services for buildings – energy performance contract

Bayonne (64)	December	New	23 years	31.1 million	Heating networks – public service delegation
Brest (29)	March	New	6 years	11.5 million	Heating networks – densification of the Brent Métropole Océane (Urban Community of Brest) network
International
Bratislava (Slovakia)	February	Renewal	27 years	1.08 billion	Heating networks – heating and hot water supply for the Petržalka residential district. Installation of 18 gas-fired co-generation engines
PSA – Sloveo – Trnava (Slovakia)	January	Renewal	4 years and 9 months	50 million	Energy services for buildings – multi-technical and multi-service contract for the PSA Peugeot Citroën plant

Mariánské Lázně (Czech Republic)	June	Renewal	25 years	172.3 million	Heating networks – heating supply. Installation of biomass-fired beating plant and a steam turbine

Altia (wines and spirits) – Koskenkorva (Finland)	January	New	9 years and 10 months	44.3 million	Industrial utilities – design, construction and operation of a 10 MW steam-fired plant, which will burn agricultural biomass

Port’Ambiente (Portugal)	September	Renewal	10 years	170 million	Industrial utilities – operation of household waste treatment and recovery facilities
Saadiyat Island, Abu Dhabi (United Arab Emirates)	October	New	26 years and 2 months	104.7 million	Cooling networks – increase in the power of a cooling plant to supply the new shopping mall Saadiyat Mall
Abu Dhabi International Airport (United Arab Emirates)	April	New	3 years	33.9 million	Energy services for buildings – multi-technical services for the international airports of Abu Dhabi and Al Ain, and the “executive” airport of Al Bateen
Fort Saint James (Canada)	October	New	30 years	375.6 million	Design and operation of one of the largest biomass plans in Canada, with an electricity capacity of 40 MW

(1)

Revenues expected under the contracts won in 2013 have been converted into euros at the closing exchange rate as of December 31, 2013 and represent the portion due to Dalkia, including Veolia Energy North America Holding, under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier Group press releases.

Main Acquisitions and Divestitures in 2013.

Our Energy Services division continued to refocus on priority activities and regions in 2013.

Dalkia disposed of all of its businesses in Brazil, selling the holding company Dalkia Limitada and six subsidiaries to the AXXON Group private equity fund in August 2013. Dalkia also disposed of all of its businesses in Chile in November 2013, selling the biomass co-generation plant to its customer Masisa. Masisa’s management also took over Dalkia Chile and its two subsidiaries Esener and Conade. In Mexico, the Tamaulipas hospital PPP was sold to our partner Marhnos Turismo in December 2013. The sale of Dalkia SA de CV and two subsidiaries was finalized in early 2014.

Dalkia also continued its withdrawal from the Baltic countries, selling Dalkia Latvia and its five subsidiaries to the management team of Dalkia Latvia in December 2013.

In Germany, Dalkia sold the operational activities of Dalkia GmbH to Enercity Contracting, a subsidiary of Stadtwerke Hannover, in June 2013. The stake held by Dalkia GmbH in Hamburg Énergie Wärme GmbH was sold to our partner, the municipal company of Hamburg, in November 2013. Dalkia no longer has any operations in Germany.

Dalkia also sold KJ Technical Services Sdn Bhd, in Malaysia, in April 2013, Finpol Rohr Sp, in Poland in June 2013, and its stake in Dafoo Facilities Management Cy, in Macao, in September 2013.

In France, Dalkia France's 24% minority stake in the Régaz-Bordeaux SEM, a semi-public limited company, was sold to the OFI InfraVia fund in December 2013.

Finally, in 2013 Dalkia refinanced its CER projects with the disposal of companies owning co-generation plants, namely, Biowatts Roseraie Énergie (BRE) in Angers, Orléans Biomasse Énergie and Rennes Biomasse Énergie.

In total, over the course of 2013, the Energy Services division integrated or purchased 34 companies, and sold, liquidated or merged 54 companies. As a result, it held 532 integrated companies, including 285 non-French companies, as of December 31, 2013, compared with a total of 552 integrated companies as of December 31, 2012.

Other Activities

Transportation

On March 3, 2011, we and Caisse des dépôts et consignations combined our respective Transportation subsidiaries, creating Transdev. The resulting entity is held 50/50 by us and Caisse des dépôts et consignations. Operational activities were merged in August and September 2011 and the new organizational structure was introduced in December 2011.

On December 6, 2011, we announced our decision to progressively withdraw from the Transportation business. In October 2012 we signed an agreement with the Caisse des dépôts et consignations that, if implemented, would have resulted in a reduction of our stake in Transdev, initially to 40%, and subsequently to 20%. We had previously agreed to acquire SNCM from Transdev. Because of difficulties encountered by SNCM, these agreements lapsed on October 31, 2013. However, we still intend to pursue our withdrawal from the Transportation business.

The core business of Transdev is passenger road, maritime and rail transportation services on behalf of national, regional and local authorities.

The following table shows the consolidated revenue and operating income of Transdev (2013), after elimination of intra-Group transactions. Figures in the table represent 100% of Transdev’s revenues and operating income. Transdev is accounted for in our Consolidated Financial Statements under the equity method, based on our 50% interest. Because it is not part of our core business, our share of its net income is not recorded in our operating income after share of net income (loss) of equity accounted entities, but instead is recorded at a lower level in our consolidated income statement. See Item 5, “Operating and Financial Review and Prospects – Overview – Transdev and SNCM.”

Transportation (in € million)	Year ended December 31, 2013	Year ended December 31, 2012(2)(3)	Change 2013/2012
Revenue(1)	6,606.1	6,797.2	(2.8)%
Operating income after share of net income (loss) of equity-accounted entities(1)(2)	38.6	-291.1	n/a

(1)

Revenue and operating income in this table exclude amounts recorded in the Consolidated Financial Statements as discontinued operations (pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”).

(2)

Including the represented share of income (loss) of joint ventures and associates.

(3)

The standards on consolidation IFRS 10 and revised standard IAS 19, “Employee benefits,” require retroactive application to periods beginning on January 1, 2013. Consequently, figures for 2012 have been restated for comparative purposes.

Overview of the Transportation Business

Transdev mainly operates passenger transportation networks and scheduled services in accordance with public service specifications (which stipulate schedules, routes and fare structures) set by the relevant public authorities (which generally retain ownership of the infrastructure, particularly in urban areas). Contracts are awarded through public tenders.

Transdev generally manages outsourced transportation activities, under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. The relationship between the public authority and the transportation company is governed by fixed-term contracts (with durations ranging from two to 30 years in the case of concession contracts) that determine the risks to be borne by each party and the remuneration of the transportation company. Moreover, in the case of certain contracts, and particularly for specialized school transportation services, Transdev is paid a flat fee for its transportation services and consequently does not bear the risks associated with lower receipts or decreased passenger use (such contracts are referred to as “public procurement” contracts in France). Transdev’s activities fall into four main categories:

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

Mass Road Transportation

Transdev operates a number of bus and rail networks and develops mobility and on-demand transport solutions. Transdev covers the entire mobility chain from design to operating services, from personnel management, such as providing drivers and ticket inspectors, to marketing efforts and maintenance. Through its subsidiary, Transamo, Transdev assists local authorities with the planning and steering of their public transportation projects, as well as the audit and optimization of transportation network operation and maintenance. Transdev operates ferry and river shuttle services in tandem with its bus services in various urban areas in France, the Netherlands, Australia and Sweden.

Passenger Rail Transportation

Transdev has been a rail operator for many years. It is currently present in seven countries and enjoys solid references in Europe and worldwide.

In Germany, Transdev is the leading private operator of regional rail services and operates lines in nine regions (including Marschbahn, S-Bahn Bremen, Dieselnetz Augsburg and Mittelrhein Bahn). Transdev also operates an open access long distance lines (InterConnex: Leipzig – Berlin – Rostock).

In Sweden, the rail link between Stockholm and Malmö is the first long distance line operated by the private sector, with high added value services.

In the Netherlands, transportation services provided in Limbourg Province encompass bus and rail networks, with joint design and management.

In France, Transdev manages several regional rail networks through contracts with regional public authorities (PACA, Rhône, Mulhouse, etc.).

Across the Atlantic, Transdev operates suburban rails networks in Miami (Florida) and North of San Diego (California).

In Auckland, Transdev operates the suburban network of New Zealand’s largest city.

 In South Korea, Transdev, through its joint-venture with RATP DEV, operates line nine of the Seoul metro.

Commercial Transportation (B To C)

Transportation-On-Demand

Under the SuperShuttle trade name, Transdev provides shared transportation services at 36 airports in the United States. In Europe, Transdev provides shuttle services at 5 airports (Roissy Charles de Gaulle, Orly, Beauvais, Arlanda and Schiphol). Transdev provides taxi services in the United States, in particular in Baltimore (Maryland), Denver (Colorado), Kansas City (Missouri), Jacksonville (Florida) and Pittsburgh (Pennsylvania), as well as in London (United Kingdom) through its subsidiary, Greentomato. Taxi services are also provided in the Netherlands through Connexxion Taxi services.

Tourism

Transdev also has a strong presence in the tourism sector and particularly in Greater Paris though its subsidiary, Visual. Through its subsidiaries, Eurolines and Internorte, Transdev also transports passengers by coach on scheduled international routes serving over 600 cities throughout Europe.

Digital Transportation Management

Over recent years, digital information services for passengers has become an essential part of the management of mobility and necessary for developing service use. Transdev has rolled-out internet and cell phone solutions, including Cityway (public transportation website and cell phone applications), and in the Netherlands, Germany and the United States. Transdev has also invested in innovative ticketing solutions, including “Pass-Trams” and “VTD Pass,” which are multi-channel remote selling solutions, which was developed with the Near Field Communication cell phone technology which was used in the BPass project that we rolled-out in Nice. Transdev’s activities are not limited to the customer relationship policies of transportation networks managed by us, but include new business models relating directly to managing travel information. Transdev continues to invest in its digital services to enhance the performance of its transportation networks.

Description of Activities in 2013

In 2013 Transdev (at 100%) reported revenue of €6,606.1 million. In France, in the urban transportation sector, Transdev renewed its public service delegation contracts with Toulon, Grenoble, Roanne, Albertville and Bar-le-Duc. In 2013, Transdev renewed the operating contracts for urban and semi-urban bus services in the city of Toulon.

In the Netherlands, Transdev renewed the operation of a bus network in Noord Brabant and the Ijsselmond regional network.

In Sweden, Transdev was awarded a contract to renew the Oresund rail network.

In Australia, Transdev secured a new seven-year contract for the operation of part of the Melbourne bus network. In addition, the contract for the operation and maintenance of the Sydney tramway was extended for an additional two years.

Development of Synergies: Multi-Services Contracts With Industrial and Service Sector Customers

Outsourcing and Multi-Service Market

Our industrial clients have significantly modified their expectations in terms of industrial outsourcing. These new expectations are reflected by an increasing number of requests for outsourcing of technical processes and multi-services, often accompanied by a demand for environmental optimization. This market has a large service scope and offerings must be international, or at the very least continent-wide, as customers are adopting multi-site/multi-country approaches. From an operational standpoint, customer relationships are changing: the service provider becomes the customer’s sole contact and a dialogue develops to seek solutions which satisfy the interests of both parties. By outsourcing the management of technical and multi-services to a specialist, our customers can refocus on its core business and benefit from better performances of the services they delegate. The combination of these two factors helps improve the performance and competitiveness of industrial sites.

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

Environmental services companies have also moved towards the integrated services market. In 2011, the Vinci Group created Vinci Facilities, offering a comprehensive range of buildings services, occupant services and facilities management services under a single trade name. In 2012, GDF Suez Group also moved in and launched the Cofely FM trade name.

Our Organizational Structure For the Provision of Multi-Services

We provide integrated solutions for industrial customers through our subsidiary Veolia Environnement Industries (VEI), which was created in 1996 as a cross-functional structure enabling us to better satisfy our customers’ expectations wishing to outsource a range of services across several industrial sites to a single service provider.

Veolia Environnement Industries’ offering combine our services and skills in a single contract in order to enhance the overall competitiveness of our customers’ industrial sites. This competitiveness is achieved by emphasizing operational synergies between the various services our divisions offer (water, energy, discharge treatment and waste management) and providing technical and technological solutions to improve environmental performance.

In addition to economic performance, Veolia Environnement Industries also guarantees our customers uniform operational management of sites and operating processes, a unique and comprehensive reporting process to measure performance between sites, and the transfer of best practices between multiple sites belonging to one customer or one industrial sector.

Multi-Services Business Activity

Our activities in the multi-service market primarily consist of approximately fifteen major contracts, which together generate average annual revenue of approximately €502 million and which are expected to generate cumulative revenue over their remaining term of around €2.4 billion. The average term of these contracts is approximately 9 years. Multi-service activities also have a strong international dimension, particularly when industrial customers invest in the construction of new factories abroad (so called “greenfield” sites). This is particularly the case for Arcelor in Brazil, PSA Peugeot Citroën in Trnava (Slovakia), Artlant in Sines (Portugal) and Renault in Tangier (Morocco).

Our expertise puts us in a unique position in the industrial outsourcing market and includes:

•

Solvent recycling combined with the sale of energy: we use these techniques at the Novartis sites in Basel, Switzerland;

•

Design, construction and operation of the first automobile plant with zero carbon emissions and zero water discharge: we mobilized the expertise and know-how of our divisions to meet the environmental restrictions of the new Renault plant in Tangier; and

•

Pharmaceuticals: we can assist pharmaceuticals customers throughout Europe in applying the same standards, as demonstrated by the Bristol Myers Squibb (BMS) and Novartis contracts.

Activities in 2013

Defense Environnement Services (DES) is a joint venture between Veolia Environnement Industries and DCNS (a naval defense company based in France that is one of Europe’s leading shipbuilders), that was created in March 2009, in which VEI holds a 51% stake. DES manages support and other services of naval and port infrastructures. In 2013, DES signed a support and services contract with DCNS for the “Triumphant” nuclear submarine, for a term of 27 months, which is expected to generate €3.9 million in revenues.

As part of our partnership with PSA Peugeot Citroën, in January 2013, these negotiations led to the signature of an agreement in principal for the extension until December 31, 2017. As part of this contract extension, a study has already been launched into optimizing energy consumption and reducing the environmental footprint of the site. Cumulative revenue for the last five years amounted to €42.6 million.

Novartis and Veolia Environnement Industries extended their industrial utilities management contract for the production sites in Basel (Switzerland) for a minimum term of five years. We oversee and optimize the supply and management of water and energy fluids and operate the largest European solvent distillation facility. Revenue for the next five years is estimated at €750 million.

As part of its environmental and economic performance initiative, Novartis sought to extend this integrated management model to fifteen of its largest sites. We won the European Integrated Facility Management (IFM) call for tenders for the sites located in France, Italy, Spain and Ireland. We will now manage all production support services. The contract was signed for a term of five years beginning on January 1, 2014, and represents expected cumulative revenue of €175 million.

Market Overview

The Market for Environmental Management Services

The environmental management services we provide include drinking-water treatment and distribution, wastewater treatment and waste management as well as energy services. This market also includes designing, building, and, where applicable, funding the necessary installations to supply such services. These services are provided to industrial and service-sector companies, public authorities and private individuals.

The contractual terms governing their implementation varies depending on the nature of the project, the customer and the local regulations. We generally carry out our activities through public-private as well as private-private partnerships for the construction or operation of facilities. These partnerships seek to provide comprehensive solutions to critical environmental and economic issues in both mature and emerging countries, like waste treatment and reduction, recycling of resources, energy saving and green energy production, the treatment and reuse of water and the reduction of pollutant emissions. Examples include the partnership between our Water division and Marafiq, Saudi Arabia’s largest national power and water utility, for the design, construction and operation of Saudi Arabia’s largest ultrafiltration and reverse osmosis desalination plant, the pneumatic waste collection contract between Grand Paris Seine Ouest and our Environmental Services division and the contract managed by our Water division in Nagpur, India, with the help of external funding from sources such as European funds or EBRD, among others, where necessary.

Sensitivity to environmental challenges is now widespread among both public and private decision-makers. In light of the challenges facing the planet, Veolia builds tailored solutions to address the demands, needs and issues of its customers, their stakeholders and local regulations.

Increasingly strict environmental performance requirements are being set for the management of public services and utilities reflecting the growing awareness of these issues of populations and public contractors. The latter (particularly cities, urban areas and, increasingly, large urban and suburban areas) are carrying out more and more studies on the environmental attractiveness of their areas and are seeking to implement solutions designed to resolve major environmental issues. Our Group, the number one global player in the environmental services sector, contributes to a range of environmental and social innovation and incubation studies and programs. Through our partnerships, some of which are entirely dedicated to energy savings and the recovery of resources, we use our unique know-how as an engineer and operator to address our customers’ needs. Finally, although public sector management contracts are still mostly allocated service by service, owing to regulatory requirements on competition and the administrative and budgetary organizations of public sector customers, we have technology that sets us apart and allows us to offer a full range of environmental management services.

Private customers seek increasingly to incorporate concrete environmental protection in their activities to win the approval of their stakeholders and enhance their own competitiveness. They may also seek to adopt a unified management policy for all environmental services outside their core business. A single service provider can be an attractive option when it possesses a range of expertise and is able to assume the integrated management of outsourced environmental services. We accompany industrial companies abroad in the implementation of their projects, in both emerging and mature markets, helping them to design and build their own plants or adapt existing sites; we can help them include innovative technologies that reduce the environmental impact of their activities. The result is often improved competitivity in the form of resource savings, by-product recovery and reduced environmental impact. Such clients expect service providers to adapt their services over time to the customer’s changing, and sometimes very specific, needs.

Per the “Low Carbon and Environmental Goods and Services (LCEGS)” report published in July 2013 by the UK Department for Business Innovation and Skills, the outsourced services and integrated environmental management market in which we operate is estimated to represent approximately €4,266 billion in annual sales of equipment and services worldwide, broken down as follows:

•

Low carbon impact activities: €2,029 billion;

•

Renewable energy: €1,336 billion;

•

Environmental services: €901 billion.

This report also shows that this market is expected to grow more than 4% annually. We expect demand for outsourced and increasingly integrated environmental management services is expected to expand and grow for the following reasons:

•

The global environmental services market is expected to grow of 3.4% per year through 2015 based on the data in the report.

•

The needs of customers to be competitive and to decrease expenses are expected to grow.

•

As environmental technology develops and more innovative technical solutions become available, customers are expected to seek advice to identify, design, control, build and implement these solutions.

•

Given increasingly strict environmental standards and requirements, public and private players do not always have the necessary technical or operational resources that specialist professionals can mobilize to deal with environmental problems effectively and at minimum cost.

•

Private and public players also seek the legal security offered by an operator that accepts responsibility for the management of these activities. Expertise in environmental regulations is a determining factor in the choice of operators and an asset that we believe sets us apart from the competition.

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

Moreover, financial restrictions can also encourage public authorities and companies to seek the most cost effective solution, leading them to consider outsourcing a portion of their activities under complex, comprehensive long-term contracts. They may seek to simplify the contractual process by entrusting the performance of highly varied services to a single partner, who is able to commit to a given level of performance and, where appropriate, finance all or part of the investment. This presents numerous opportunities for companies that can propose a wide range of integrated environmental management services.

We believe that market developments offer us significant opportunities, because we are able to provide high quality, innovative, and integrated environmental management services in markets around the world, in accordance with customer needs.

Customers

We provide environmental management services to a wide range of public authorities, industrial and service sector customers in five continents.

Public Authorities

As economic growth drivers shift from mature to emerging countries, cities play a central role and related environmental issues become increasingly complex. This complexity has led to the exhaustion of the concessions market in historically mature regions, while making these markets increasingly risky in certain emerging regions. However, the traditional concession model has not been abandoned by local authorities in either mature or emerging countries due to the need of local authorities for optimal operations and new services that are best provided by entities with expertise in environmental management. At the same time, local authorities not currently delegating certain operations to private operators through the traditional concession model are faced with growing urbanization, which increases the need for essential services in emerging countries.

New business models for local authorities not served by private operators

Local authorities that perform their own environmental management or that have not organized any management at all accounted for more than 80% of the global market at the end of 2013. These authorities are increasingly faced with issues such as increased need for efficiency, competitiveness and attractiveness, the need to adapt to climate change and increasingly complex environmental issues, the demands of their constituents, the varying willingness to entrust all or part of their services to a private operator and funding constraints to do so.

For some local authorities in both emerging and mature countries, public services are a key factor in economic and social development that bring in massive investment in infrastructures together with financial support from private and public partners. An example of this is Rialto, California, which must improve its services to enhance the appeal of the city in light of recent economic decline and aging infrastructures. In order to assist Rialto in achieving its improvement efforts, we have proposed the “Asset Co-Op Co” business model, which is based on our ability to attract private partners to meet investment requirements while guaranteeing operational performance. This allows Rialto’s local authority to access funding to finance the upgrade of its infrastructures and accelerate its economic growth, while stabilizing its rates and maintaining ownership and control over its infrastructures.

However, other local authorities do not delegate services traditionally labeled as “public” to private operators as a matter of policy. Nonetheless, these local authorities are faced with the need to optimize the provision of services relating to water, waste and energy, choose between new investments and improve the integrated management of their water and energy networks and customer relations. We have developed the Peer-Performance Solutions (PPS) to assist these types of localities. PPS allows these public bodies, such as the City of New York, with which we have engaged in a PPS contract, to continue managing these public services directly, while benefiting from our advice and assistance in the implementation of their solutions and the monitoring of the efficiency of their networks.

We constantly seek to monitor the particular needs of various local authorities with the goal of designing and deploying new offerings and innovative models aimed at addressing the issues faced by these authorities, their populations and businesses.

The traditional concession model

The slowdown in the worldwide economy, including in mature countries, has strained our participation in the historical concession model due to downward pressure on prices, a temporary reduction in investments in infrastructure and decreasing volumes of water and waste. At the same time, the duration of concession contracts in France and Europe is becoming increasingly shorter due to changes in legislation relating the concessions system. Finally, the legitimacy of the involvement of the private sector in the management of public services is increasingly called into question, resulting in a return to public management of public services by various local authorities.

Faced with pressure on the traditional concession market, we are prioritizing the optimization of operations and the development of high added-value services focused on operational expertise. We are also adjusting our partnerships to address the demands of public bodies generally, and of local authorities in particular. Some of our initiatives include developing quality and innovative solutions focused on efficiency, resource and energy savings, recovering by-products and optimizing overall costs by taking operational concerns into account from the design stage. As a result, we are considered a true partner by local authorities who profit by our value-added services. An example of this is our contracts in Romania, which enabled the transformation and restoration of the efficiency, quality and operational performance of two public services utilities in Bucharest and Ploesti.

Industrial and Service Sector Companies

Industrial companies are faced with challenges to their growth, such as increasingly stringent regulations on topics like greenhouse gas emissions, diminishing resources in areas where their production sites are located, the public’s approval of their activities, and the need to control production costs, including the cost of raw materials used in their processes. As a result, these companies are looking for partners that can provide them with solutions for sustainable, profitable growth. This is particularly true of the oil and gas, mining and agri-food industries. For example, unconventional techniques for the extraction of oil and gas, which are increasingly popular, require 10 to 20 times more water than conventional techniques. Similarly, even though the mining industry is second largest consumer of water among industry sections (with consumption equivalent each year to domestic water consumption in the United States), 70% of the mining projects led by the “big six” are located in water-stressed areas. This has led to increased difficulty in accessing new resources and to pressure from political and regulatory bodies.

We offer our industrial customers operating in sectors such as the transverse markets of the circular economy a wide range of construction and/or operating services to help them improve their competiveness and environmental footprint. These include dismantling services (such as dismantling of nuclear reactors), treatment of complex forms of pollution, improvements to installations to optimize consumption, re-use process water, limit and recover by-products, or provide utilities necessary for their industrial processes (such as steam, industrial heating and cooling, process water, demineralized water, or compressed air). We can also offer our industrial clients ways to treat effluents, recycle and recover waste, and maintain durable, efficient waste elimination channels. For example, we have entered into an agreement with a mining company in Australia to treat saltwater from natural gas production, agreements with oil companies in North America to recover oil sludge and an agreement with a Dutch agri-food operator to produce biogas from its organic waste.

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

In the environmental services sector, Suez Environnement provides a range of services encompassing water and waste management. Suez created an industrial innovation and performance department in 2013 to place the water and waste management activities under a single leadership. Suez’s business model is based on the development of its historical water business, which continues to perform well, the development and strengthening its waste management business, which has been affected by weaker industrial activities while waiting for a recovery, and on international growth.

Certain of our competitors have core businesses based in neighboring industrial sectors and their involvement in environmental services represents an attempt to extend the scope of their business.

The Market for Water

Our Water division confirmed its position as leader in the water and wastewater treatment sectors3 where its main competitor across all markets remains Suez Environnement. In national, regional and international markets, we remain exposed to strong local competition from private, public and mixed private-public operators, but these local competitors have begun to develop internationally.

Municipal Water Markets

Our main competitors in France are Lyonnaise des Eaux (Suez Environnement), Saur (recapitalized in early July 2013 after Séché Environment withdrew from Saur) and to a lesser extent, a number of smaller companies, such as Cholton, Aqualter, and Nantaise des Eaux. In Spain, our main competitors are Suez Environnement, which competes through its subsidiaries Aguas de Barcelona, Aguas de Valencia and Agbar, which uses the new trade name Aqualogy. Our competitors in the Spanish construction and public works sectors are Aqualia-FCC, ACS, Sacyr and Acciona, which are all attempting to develop internationally in order to offset the weak demand in their national market. In the rest of Europe, Suez Environnement remains a competitor, along with the German companies Gelsenwasser and Remondis and FCC-Aqualia, which has confirmed its interest in Central and Eastern Europe.

In the United States, municipal operating contracts remain dominated by the “Big Five”: Veolia Water, American Water, CH2M Hill OMI, United Water and Severn Trent Services. Regional companies are nonetheless gaining ground in the United States. Purely American companies, such as American Water and Aqua America, continued to consolidate their geographic positions through small targeted acquisitions.

The North Africa and Middle East markets are still affected by considerable political instability. In these markets, as in the Latin America countries of Chile, Peru and Brazil, Veolia Eau is in competition with local companies, such as Sabesp in Brazil, and Spanish companies, such as Acciona, Aqualia, and ACS. We also face Japanese trading companies such as Mitsui, Marubeni, Mitsubishi, and Sumitomo. Korean trading companies like LG/Inima and K-Water are also seeking to establish a long-term position in these countries.

3

Source: Global Water Intelligence (GWI), November 2012 and Pinsent Masons Water Yearbook 2011-2012.

China is a strategic growth region for Suez Environnement, as it is for Asian companies. Competition is increasing from local companies, such as Beijing Capital and Shanghai Industrial, which are also expanding internationally (as evidenced by Beijing Enterprises Water’s entry into Portugal) as well as from Japanese and Singaporean companies, such as Hyflux, SembCorp and Moya Dayen. Australia is a strategic growth area for Spanish companies like Acciona, ACS, Cadagua, and Sacyr, and Asian companies like Hyflux, Mitsubishi and Marubeni and Suez (Australia being its “third pillar”), in particular through its subsidiary Degrémont, which focuses on water desalination and the mining sector.

Our seven priority growth areas

We are the only industrial company equipped to offer water treatment solutions at all stages of the production chain of both conventional and unconventional (upstream, downstream) hydrocarbons (O&G). All of our customers for these services are oil industry majors such as BP, Shell, Total, Chevron, ConocoPhilipps, PXP, Petrobras, Exxon and Ineos, among others. Our main global competitors in this sector are GE, Siemens and Degrémont Industry (Suez), along with a number of more specialized operators such as Cameron, Cetco, Exterran, Filterboxx, Aquatech and AquaPure.

Competition continues to be relatively fragmented in the unconventional O&G market (shale gas, etc.), with the main focus being on North America, which currently offers the only available opportunities, although substantial reserves have been identified in Europe, Asia, Australia and South America. Participants in this competitive market include engineering companies, service providers (Heckmann) and equipment suppliers (Ecosphere), as well as energy companies. Competition in the United States is comprised of oil service operators (Schlumberger, Halliburton, Fractech, Baker Hughes), engineering companies (Worley Parsons, Kellog Brown Root, Mustang) and other subcontractors (Bechtel, Technip, Aker Solutions). However, there are no strong competitors specializing in both water and the mining industry. Aside from Degrémont Industry and GE, which has created a BU dedicated to this sector, we face competition from local and regional companies such as Osmoflo, Praxa and Avenge, among others.

On the equipment and engineering market, we compete with more dominant operators such as Hatch, Golder and AMEC. At the regional level, our competitors include Odebrecht in Brazil, Keyplan in South Africa, and Worley Parsons, which is now expanding beyond Australia. Other giants such as Bechtel, Mitsubishi, Samsung and Doosan are also taking an interest in this sector.

In the Food & Beverages sector, only we and Suez Environnement are able to provide a comprehensive offering. Other more specialized and/or regional operators include GE, Siemens, Vinci, Remondis, Sodexo, Envirochemie, Chriwa, Mitie, ISS, Johnson Controls, Idex, Paques, Waterleau, Aqua, Saur, and Nalco.

There are many companies operating on the dismantling market due to various industrial infrastructures reaching the end of their cycle. These companies include Stork, Cape, Hertel and Bilfinger, which specialize in dismantling oil rigs; AMEC, AF Group, Aker Stord and Able UK, which specialize in dismantling petrochemical plants; Areva, Onet, Bouygues, Vinci, Westinghouse, AMEC, Nukem, Iberdrola, Ansaldo and Tractebel, which specialize in dismantling nuclear reactors and Tarmac-SITA, which specializes in dismantling mobile equipment, such as ships, trains and airplanes.

In the transverse market of the circular economy, which encompasses both the municipal and industrial sectors, participants in both France and Europe include major recycling companies such as us, Sita, Coved and Derichebourg, and regional operators like Baudelet Environnement and Galloo.

Like us, Suez Environnement is developing new municipal business models that are performance-based and require less investment capital, such as the models implemented in Bayonne (New Jersey, United States), which separates concession from operations, and Bangalore, in partnership with local operators.

Finally, we have no real competition in the cutting-edge technology sectors.

The Market for Waste Management Services

Our main competitors in the waste management sector are Waste Management, Suez Environnment and regional providers or companies who cover only part of the services offered by our Environmental Services division, Veolia Propreté. In Europe, where Veolia Propreté conducts the majority of its business, our principal competitors are Suez Environnement’s subsidiary SITA, Remondis, FCC, Van Gansewinkel Group, Shanks and Urbaser. Remondis is one of our major competitors in Germany and is also focused on Central and Eastern Europe. In the Asia-Pacific region, our main competitors are Suez Environnement and various local companies. In Australia, Transpacific is the main national competitor in a concentrated market. The Chinese market remains fragmented and is primarily composed of local and regional players.

Our main competitors in the industrial services sector in Europe and Africa are ORTEC, BUCHEN (Remondis). In Australia and the United States, our main competitors are domestic companies, such as Clean Harbors and Hydrochem in the latter.

The Market for Energy Services

The energy services market combines a diversified range of services and has many different types of market players. Through our Energy Services division, we face strong competition from primarily sector-specific players.

Only the group formed by the GDF-Suez merger, mainly Cofely, has the ability to offer a diversified and comprehensive range of services with a strong international presence that is comparable to our own presence and services. Cofely represents a major competitor, mastering a range of expertise similar to ours. This competition remained intense in 2013, particularly in France, with aggressive competition for market share. Among sector-specific players, Dalkia faces the active presence of large local competitors such as Vattenfall, Fortum, Alpiq and EON, particularly in the energy infrastructure sector.

In the service sector, competition takes many forms, and comes from specialized companies in the areas of cleaning and food services, for example. Certain of these competitors seek to expand their offering to include energy services. Technical maintenance companies focusing on areas such as electrical installations may also form partnerships with major construction and public works groups, like Vinci and Bouygues. Alternatively, groups specializing in facility management, such as SODEXO and JLL, may also compete with us in the service sector. In the intelligent building sector, equipment manufacturers, such as Schneider Electric, Johnson Control, and Siemens are playing an increasing role, as are engineering consultants, like Cap Gemini, that offer intelligent energy management software. Finally, we face a growing in-sourcing trend, as well as historical competition from municipally-run or other publicly-run companies.

Contracts

Our contracts take a wide variety of forms, depending on the applicable legal system, the size, financing and performance needs of our customers, and the legal nature of the client in terms of public vs. private. We strive to take into account our customers’ expectations during the contract negotiation process by implementing a partnership-based relationship attentive to our customers’ issues. We also take a shared approach aimed at improvement and productivity and set out clearly-defined commitments to performance and created-value sharing, all in accordance with regulatory transparency requirements from the initial bidding stage, throughout the implementation of the contract and upon its renewal, where applicable.

Contractual relationships with public authorities for the provision of “general interest” services to the public or public services, for which the local authority is responsible, take a variety of forms depending on the level of involvement of the public authority. Most often, these public services fall under the responsibility of the competent local authorities that are directly involved in their management, according to various models. Generally, however, these so-called “general interest” services or public services are considered to be the responsibility of the competent public authority, which does not merely implement regulations and controls but also plays an active role in their management, through one of the following approaches:

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

In a less stringent regulatory environment, or when public authorities entrust the organization and provision of public services to private operators equipped with the assets necessary to provide the services, the locality’s inhabitants become the private operator’s, such as ourselves, customer base.

The different ways in which public authorities choose to manage the provision of public services lead to different contractual mechanisms between the public authority and the company, to which we easily adapt. The contracts we use generally fall into one of three categories, depending on whether we are entrusted with full responsibility for providing the public service and whether we have a financial and commercial relationship with end users:

•

Contracts for the design, construction and/or operation of installations, possibly including partial or total financing and an end-of-operations asset transfer clause (Build, Operate, Transfer (BOT), including financing, or Design, Build, Operate (DBO) including design but not financing;

•

Contracts for assistance, consulting and subcontracting of all or a part of the services. These types of contracts usually include performance-based remuneration mechanisms; or

•

Concession contracts.

The historical traditions of the various countries generally tend to favor one of the above-mentioned contract types for each of our activities exercised. Current practices in various countries are, however, converging and we are adapting and modifying the contractual models we offer to address new issues faced by public authorities, providing them with innovative financial solutions and unique remuneration mechanisms based on savings. Contract terms vary according to the nature of the mission and are generally medium- or long-term. Long-term contracts often include a periodic review of financial terms and conditions.

Industrial and service sector customers can also use a variety of contract types, including at the very least a service remunerated by a price, but which can potentially extend to the design, financing, construction and full operation of an installation. Contracts are always tailored to precisely meet the needs of each customer. Customers often seek to outsource a range of potentially complex services that are not part of their core business. Our performance obligations are often heightened in such situations. Similarly, these customers may seek new innovative solutions to complex or highly technical requirements, such as decontaminating manufacturing by-products, reducing greenhouse gas emissions, or reusing industrial water. In most cases, our remuneration for these types of services are partly based on performance targets.

We are also very attentive to the economic balance of our contractual portfolio, in particular when we must finance the investments required under a contract. Given the complexity of management agreements and their long-term nature, we possess skills in contract analysis and control and the content of our major bids is decided by either our Executive Committee (in the case of the most important bids) or the relevant commitments committee at the appropriate organizational structure. The legal and financial departments of our Group are involved in the negotiation and preparation of tender bids and contracts for projects submitted by our Innovation and Markets Department and by various business units. Audits are carried out on our main contracts. Each year, our Internal Audit Department carries out an annual review of the contractual and financial risks inherent in our most significant contracts.

INTELLECTUAL PROPERTY

We own a number of brands, including the “Veolia” brand. We have adopted a single brand strategy aimed at uniting the Water and Environmental Services divisions under the Veolia banner. The Veolia Energy Services division is mainly known under the name “Dalkia.”

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

RAW MATERIALS

Given the nature of our Water, Environmental Services and Energy divisions and our Transportation business, changes in the price of raw materials and recycled materials can have an effect on our different activities. Our main raw materials costs come from fuel and natural gas prices while our revenues are affected by the following recycled materials: paper, cardboard, iron and non-ferrous metals.

Fuel prices, on commodities such as gas and coal, can be subject to significant fluctuations. Energy prices have fluctuated widely in the past few years. In 2013, the price of a barrel of North Sea Brent crude fluctuated around an average of US$110 (down 2% compared to 2012), and ranging from US$98 to US$120 in 2013. Due to the rise in the euro/US dollar exchange rate, the average euro-price of a barrel of Brent crude decreased significantly in 2013 by 5% compared to the average price in 2012. This decrease in the price of Brent crude oil not only had an impact on fuel prices, but also on gas prices, particularly in France, where changes in STS gas prices track petroleum prices with a three month lag. Thus, average 2013 French gas prices decreased approximately €1.30/MWh compared with 2012, for a decrease of 3%.

The general consensus among energy analysts is, however, that energy prices will continue to increase in the long-term, due to the increasing rarity of known oil reserves, a marked increase in extraction costs and the need to adopt new energy sources in response to growing environmental requirements. However, the timeline of this underlying trend is difficult to forecast, due to the limited visibility of market participants regarding economic growth. In the medium-term, the possibility of falling raw material prices cannot be excluded. In any event, as in recent years, energy prices are expected to remain volatile into 2014 and beyond.

Our contracts generally include price review and/or indexation clauses, which allow us to pass on to customers part of any increases in raw materials or fuel prices through the price of services, even if this sometimes involves a time delay.

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

In the Environmental Services division, the increase in fuel prices in 2013 compared to 2012 had a negative impact on fuel expenses of approximately €9 million in 2013, including the cost of swap hedging arrangements.

A significant portion of Environmental Services division revenue is generated by its sorting-recycling and trading businesses, which are particularly sensitive to fluctuations in the price of recycled materials, like paper, cardboard, and ferrous and non-ferrous metal. In 2013, annual averages for two representative price benchmarks, called “Revipap 1.05” for recycled paper and “E40” for scrap metal, reported declines of 4% and 9%, respectively, compared to 2012 averages. The results of the Environmental Services division were therefore impacted in 2013 by the decrease in the price of recycled materials compared to 2012.

In the Energy Services division, given the long-term nature of the contracts and supply agreements, the impact of changes in energy prices may vary depending on the areas in which Dalkia operates. The overall impact of these changes in energy prices on our revenue was €50 million.

Although electricity production volumes sold on the wholesale market are sensitive to fluctuations in market prices, particularly in Central Europe and the United Kingdom, given that we enter into forward contracts to hedge these activities, price fluctuations during the year impact our accounts with a time delay.

In our other activities, depending on their businesses, certain subsidiaries may be required to contract forward purchases or sales of commodities, like gas and electricity, as part of supply management and cost optimization measures. We also entered into long-term contracts for the purchase of gas, coal, electricity and biomass in order to secure our supply chain. The majority of these commitments are reciprocal, and the third parties concerned are required to deliver the quantities indicated in these contracts just as we are obliged to accept them. Finally, with respect to its building activities, particularly in the Water division, we may also purchase financial instruments to hedge against increases in the price of nickel and copper primarily. See Notes 28.2.3 and 34 to our Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

ENVIRONMENTAL AND EMPLOYEE REGULATIONS,

POLICIES AND COMPLIANCE

Environmental Regulation Overview

Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations, in particular in the European Union, but also in North America and emerging countries.

Environmental regulation in European Union countries is primarily tied to European directives and regulations. The majority of our activities require operating permits or authorizations that include rules governing the operation of the installations. These operating permits are delivered by public authorities pursuant to authorization procedures, which include the performance of specific studies presenting, in particular, the environmental footprint of the installations. In France, the majority of our installations fall under the control of the ICPE regime (Installations Classified for the Protection of the Environment). Our activities are subject to a wide range of international, European and French regulations, the most important of which are presented below.

With regard to reducing pollution, Directive 2010/75/EU on industrial emissions of November 24, 2010, (known as the “IED Directive”) sought to overhaul the 1996 Integrated Pollution Prevention and Control Directive and six sector-based directives. The applicable scope of this directive covers new activities, therefore administrative permits must be issued based on the use of “Best Available Techniques” (BAT) and new limits apply to air, water and soil emissions, waste management and energy efficiency. It also introduces the obligation to monitor emissions likely to contaminate soil and groundwater and imposes new emission limits. The directive also provides for the preparation of a “baseline report” on the state of the site before starting operation of the installation and before a permit for an installation is updated for the first time. It also redefines site restoration obligations on the cessation of activities.

In addition, Regulation (EC) No. 1907/2006 of the European Parliament and Council of December 18, 2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) regulation on chemicals, which came into effect on June 1, 2007, establishes a new European methodology for the management of chemicals that is aimed at enhancing the knowledge of substances currently circulating within the European market. This regulation seeks to reduce the health and environmental risks associated with the manufacture and use of chemical substances. It introduces, across Europe, a range of procedures aimed at improving knowledge of the health and environmental risks associated with chemicals sold on the market. It also regulates the management of these risks throughout the lifecycle of the chemicals, in order to ensure better health, safety and environmental protection. As a user of such substances, we are therefore required to strengthen our cooperation with suppliers and customers in order to exchange information with them on a regular basis. It also involves improving risk management at all stages of the life cycle of chemicals and strengthening the prevention of chemical risks concerning Group employees.

Our relevant subsidiaries are in compliance with the schedule set by the REACH regulation for chemicals requiring registration. After the systematic pre-registration of all substances potentially concerned and compliance with the first registration deadline, upcoming deadlines are being monitored, along with changes to the regulation and updates to its appendices.

Other chemical substances we use may be covered by other regulations, such as biocides which were regulated by the Directive of February 16, 1998, which was replaced by the biocides regulation of May 22, 2012, which became effective on September 1, 2013 and which strengthens the control of biocide products and standardizes authorization procedures.

The Classification, Labeling, Packaging (CLP) regulation of December 16, 2008, which has the same end purpose as the REACH regulation, came into effect on January 20, 2009. This regulation harmonizes existing provisions and criteria concerning the classification, packaging and labeling of dangerous substances with the United Nation’s Globally Harmonized System (GHS) of Classification and Labeling of Chemicals. The CLP Regulation has been amended by Commission Regulation No. 487/2013 dated May 8, 2013 to adapt its technical provisions with the GHS.

In addition, the increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol came into force in February 2005 and gave the European Union the objective of reducing greenhouse gas emissions in the European Union by 8% over the period 2008-2012, compared with 1990 emission levels. Directive 2003/87/EC of October 13, 2003, as amended by Council Directive 96/61/EC created an emission allowance trading system (EU ETS) that operates in parallel with the Kyoto Protocol system, which came into operation in 2005, and led to the creation of National Allowance Allocation Plans (NAAP) for an initial period (2005-2007) followed by a second period (2008-2012), corresponding to the Kyoto Protocol commitment period. European Directive 2009/29/EC of April 26, 2009 amended the EU ETS Directive and extended the allowance trading system to cover a third period (2013-2020), which provides for a progressive reduction in allowances granted and includes new grant procedures. The European Regulation No. 1031/2010 of November 12, 2010 established a scheme for auctioning greenhouse gas emission allowances for the period 2013-2020. This regulation was amended by EC Regulation 176/2014 dated February 25, 2014, which postponed 900 million tons of volumes to be auctioned between 2014-2016 and 2019-202. This measure, referred to as backloading, has been under negotiation between the European Commission and the European Parliament and Council since mid-2011. The goal is to rebalance the greenhouse gas emission allowance trading system and increase the price of emission rights. The European Commission decision of December 15, 2010 defined rules for the free grant of allowances for the period 2013-2020. Allocation calculation guidance was published in the first and second quarters of 2011. Operators filed the necessary data with the national authorities and performed preliminary calculations. The definitive amounts of allowances to be granted was published at the end of 2013, and at the beginning of 2014 in some countries. The first conformity check for the third period will take place on April 30, 2014.

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

Directive 2012/18/EU of July 4, 2012 on controlling the dangers associated with major accidents involving dangerous substances, known as Seveso III, repealed the prior Seveso II directive and will go into effect on June 1, 2015. This new directive primarily establishes new preventive rules and integrates the changes introduced by the CLP directive.

Directive 2012/27/EU, dated October 25, 2012, sets a common framework for improving energy efficiency in the European Union by 20% by 2020. This directive requires large companies to undergo energy audits and implement energy saving measures in the energy supply chain.

In France, European regulations are enacted into law through local legislation and regulations codified in the French Environmental Code and the Public Health Code. An environment charter was promulgated by Constitutional Law No. 2005-205 of March 1, 2005. This law forms part of the French constitutional law, acknowledging the fundamental duties relating to environmental protection.

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

On July 16, 2013, a French law (the DDADUE law) was published to bring domestic French law in line with European law on sustainable development. This law transposes six European directives into French law by requiring that certain businesses complete energy audits.

The majority of installations operated by our Group fall under the control of the ICPE regime (Facilities Classified for Environmental Protection).

The IED Directive was transposed into French law by the Order of January 5, 2012 creating a specific section in the French Environmental Code for the relevant installations covered by the ICPE classification. The conditions governing the installation and operations of these installations are set to ensure they are operated using Best Available Techniques (BAT) and with reference to the conclusions of these BATs. In addition, the Order clarifies the circumstances under which information provided by the operator for the review of the installation’s authorization conditions will be presented to a public enquiry. Decree No. 2013-374 dated May 2, 2013 amended the regulatory portion of the French Environmental Code for the enactment of the IED Directive into French law. The most recent development concerning Classified Installations, since the creation of the registration regime in 2009, is the new financial guarantees regime extending the installations concerned by the requirement to constitute financial guarantees for the protection of sites in the event of cessation of activity and, where applicable, the implementation of pollution management measures (Decree of May 3, 2012 and application orders).

In addition, order No. 2012-34 of January 11, 2012 became effective on July 1, 2013 and simplified, reformed and harmonized certain provisions of administrative and judicial policies of the French Environmental Code. It also introduced major changes in environmental policy by standardizing administrative policy tools and harmonizing criminal sanctions.

With regards to nuclear energy, two decisions by the French Nuclear Safety Authority (ASN Decision No. 2013-DC-052 of June 18, 2013 and Decision No. 2013-DC-0360 of July 16, 2013) reinforced the legal regime applicable to basic nuclear installations with respect to environmental protection and transparency. This legal regime was previously amended by a Decision dated February 7, 2012.

After the first Environmental Conference on September 2012 on ecological transition, a second Environmental Conference was held in September 2013. During this second conference, participants took stock of the actions implemented to date and defined five new pillars:

•

The circular economy, aimed at promoting recycling and waste recovery;

•

Employment and ecological transition;

•

Water policy;

•

Marine biodiversity; and

•

Education in the environment and sustainable development.

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

The objective of the good chemical state of water by 2015 is the result of several European texts and particularly the water framework directive 2000/60/EC of October 23, 2000 (the Water Framework Directive), which concerns more generally the quality of water, whether above or below ground and established a framework for community action in the field of water policy. The aim of Directive 2006/118/EC of December 12, 2006 (daughter directive of the framework directive) on the protection of groundwater is to ensure the good chemical and ecological quality of such water by 2015, through oversight and restrictions on chemical substances in water by this same date. Directive 2008/105/EC of December 16, 2008 (another daughter directive of the framework directive) lays down environmental quality standards for 33 priority substances and 13 priority dangerous substances presenting a major risk for the environment or public health in the water sector. This directive was amended by Directive No. 2013-39 dated August 12, 2013, which adds 12 new priority substances. These texts provide for the elimination of priority dangerous substances in 2021 and other dangerous substances in 2028 from continental and coastal surface water.

To protect the receiving environment, the collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, as amended, which concerns urban waste-water treatment and the objectives of which were confirmed and extended by the Water Framework Directive. The treatment of wastewater is also directly impacted by Directive 2008/56/EC of June 17, 2008, known as the “Marine Strategy Framework Directive,” which seeks to protect and conserve the marine environment and thereby conserve the ecosystem. It also seeks to establish marine protected areas in order to contribute to achieving the healthy ecological condition of the European Union marine environment by 2020. European Directive 2006/7/EC of February 15, 2006 concerning “swimming water” imposes new restrictions on the oversight and management of swimming water and information provided to the general public.

Public authorities also impose strict regulations on industrial wastewater likely to be discharged into collection systems, as well as processed wastewater and sludge originating from urban water treatment installations. In this respect, the Waste Framework Directive No. 2008/98/EC of November 19, 2008, which relates to waste, classifies land treatment using sludge produced by wastewater treatment plants as a recovery operation.

Council Directive No. 2013/51/EURATOM of October 22, 2013 laid down the requirements for the protection of the general health of the public with regards to radioactive substances in water intended for human consumption.

Additionally, Directive No. 2007/60/EC of the European Parliament and Council of October 23, 2007 on the assessment and management of flood risks in Europe became effective on November 26, 2007 and requires Member States to identify and establish maps of high-risk river basins and coastal areas and to prepare management plans.

France has numerous laws and regulations governing the production of drinking water, the treatment of wastewater and water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. In addition, certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or ground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. The French law No. 2006-1772 of December 30, 2006 on water and aquatic environments implements EU requirements for high quality water and significantly modifies French legislation on water, as well as implementing EU water quality objectives for 2015. Accordingly, wastewater treatment plants of over 10,000 population equivalent (PE) and those of between 10,000 PE and 100,000 PE must implement dangerous substance search and reduction measures several times a year. In addition, water development and management plans (SDAGE) take specific account of this water quality objective and the Order of January 25, 2010 sets out a water quality oversight program.

The “Grenelle 1 Law,” enabled the implementation of a “blue” infrastructure to preserve the ecological continuity of surface water masses and goes beyond qualitative and quantitative preservation of resources. These objectives are taken into account in territorial planning, via town and water planning documents. With regard to health aspects, measures must be taken to protect drinking water catchment areas of strategic supply importance and water emissions of certain toxic substances should have been reduced by 2013. In the wastewater treatment sector, treatment plants must be brought up to standard by the end of 2012 at the latest and autonomous wastewater treatment is subject to strict regulation to protect the quality of the receiving environment, sanitary conditions and public health.

The Grenelle 2 Law application texts implement the objectives set out in the “green and blue” infrastructure and provide for the acquisition and restoration of 20,000 hectares of wetland by the water bodies. In addition, this law confirms the responsibilities of municipalities with regard to the distribution of drinking water and seeks to improve knowledge of networks and reduce network losses. A financial incentive system was introduced to underwrite these obligations. With regard to wastewater treatment, the law clarifies and strengthens the content of the supervisory role of territorial bodies for non-collective wastewater treatment and requires municipalities to draw up a collective wastewater treatment policy before the end of 2013. Priority is given to organic farming in order to protect certain drinking water catchment areas of particular importance to current or future supply. In addition, the Decree of October 10, 2011 implements action plans to protect water against nitrate pollution from agricultural activity, and the Order of December 19, 2011, amended in October 2013 sets key measures for the national action plan. Violation of these laws is punishable by both civil and criminal law and a company may even be found criminally liable.

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

At the European Union level, a Directive 2008/98/EC (the Waste Framework Directive) was adopted on November 19, 2008, setting up a hierarchy of different waste management measures and favoring (i) the prevention of production, primarily by requiring Member States to draft national programs, (ii) re-use, (iii) recycling, by defining new objectives to be attained by Member States by 2020, (iv) other forms of recovery and (v) safe disposal. It clarifies the concepts of recovery, elimination, end-of-waste status and by-products. The aim of this directive is to promote recycling, composting and waste-to-energy recovery of household waste. Regulation (EU) No. 1257/2013 is intended to improve the monitoring of ship recycling in accordance with hazardous waste standards.

With respect to the cross-border transportation of waste, regulation 1013-2006 of June 14, 2006 on the transportation of waste entered into force in July 2007. This text defines the conditions for the supervision and audit of waste transfers and simplifies and defines current procedures for the supervision of waste transfers for non-hazardous, recyclable waste. Furthermore, through Directive No. 2003/87/EC of October 13, 2003, the European Union implemented an allowance system for greenhouse gas emissions, targeting carbon dioxide only. Waste incinerators are excluded from this system.

In France, pursuant to the provisions of Articles L. 511-1 et seq. of the French Environmental Code relating to facilities classified for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfill sites for hazardous and non-hazardous waste. These orders govern the design and construction of waste processing centers, among other things. Hazardous waste is subject to strict monitoring at all stages of the processing cycle. It is tracked using a waste monitoring slip (bordereau de suivi des déchets - BSD). Since July 1, 2012, producers/holders of non-hazardous waste, unless exempted, have traceability requirements and must keep a chronological register in the same way as for hazardous waste. Waste-to-energy centers are subject to numerous restrictions, including in particular limits on pollutant emission levels.

The Grenelle 2 Law provides, in particular, for a 7% reduction in household waste in 5 years, by encouraging actual waste tonnage to be taken into account in amounts charged to users. In addition, it is planned to reduce the use of landfill sites and incineration while developing recovery sectors through sorting-at-source and the selective collection of organic waste. The law strengthens and widens the Extended Producer Responsibility (EPR) scheme and specific recovery and associated processing sectors. Finally, the Grenelle 2 Law provides for the planning of construction and public works waste management and the performance of a pre-demolition appraisal.

The Waste Framework Directive of November 19, 2008 was enacted into French law by the Order No. 2010-1579 of December 17, 2010, which clarified certain definitions, introduced a hierarchy of waste processing methods and clarified the responsibilities of producers and holders of waste. This order contained various provisions that brought French law in line with European Union laws on waste.

Decree No. 2011.828 of July 11, 2011 brings into effect several measures adopted pursuant to the Grenelle 2 Law to improve prevention and waste management. It also completes the enactment of the framework directive and clarifies certain application conditions of European Regulation No. 1013-2006 of June 14, 2006 on the cross-border transportation of waste. With respect to end-of-waste status, Decree No. 2012-602 dated April 30, 2012 on the procedure for obtaining end-of-waste status sets out a procedure in accordance with European and domestic criteria: it is authorized by the Minister in charge of the environment for waste categories and by the prefect for specific waste recovered in a given installation. For installations authorized from July 1, 2012, the scope of the financial guarantee requirement for the restoration and remediation of sites was extended to encompass the majority of installations classified as waste transit, grouping, sorting or treatment installations. For existing installations as of July 1, 2012, financial guarantees must be progressively constituted from July 1, 2014, or July 1, 2019, depending on the relevant installations.

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

Energy Services Regulations

Our energy-related activities in Europe (primarily the supply of energy services involving thermal and independent energy) are subject to European directives and domestic regulations transposing European regulations that seek to control environmental impact and risks. At the European level, Directive 2001/80/EC of October 23, 2001 regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide, dust and volatile organic compounds. This directive will be superseded by Directive 2010/75/EU of November 24, 2010 (IED Directive) on industrial emissions, which requires systematic use of the Best Available Techniques, by January 1, 2016 at the latest.

Pursuant to European Directive 2003/87/EC of October 13, 2003, which establishes an allowance trading scheme for greenhouse gas emissions in the European Union, as amended by Directive 2009/29/EC of April 26, 2009, combustion facilities with thermal output greater than 20 MW falling within the scope of the directive are recorded in the national plans for the allocation of allowances introduced in 2005 in all EU Member States. In addition, Directive 2012/27/EU of October 25, 2012 on energy efficiency sets a common framework of measures aimed at improving energy efficiency in the European Union by at least 20% by 2020. It also proposes energy audits for large companies and efficiency measures at the energy supply level. Following the repeal of Regulation (EC) no. 2037/2000, a new European regulation no. 1005/2009 of September 16, 2009 requires strict management of substances that destroy the ozone layer and, in particular, refrigerating fluids such as chlorofluorocarbon and hydro-chlorofluorocarbon that are used in cooling plants. Inter alia, it sets rules for the recovery and destruction of fluids and a timetable for the elimination of certain substances. As a result of the Kyoto Protocol, Regulation (EC) no. 842/2006 of May 17, 2006 requires stringent confinement and traceability measures for fluorinated greenhouse gases, whether HFC refrigerating liquids or SF6 electrical insulators. Two European regulations clarify leakage control measures for refrigeration equipment containing hydro-fluorocarbons (Regulation (EC) no. 1516/2007 of December 19, 2007) and fire protection systems (Regulation (EC) no. 1497/2007 of December 18, 2007) and installations and systems both containing fluorinated greenhouse gases.

Since 2002, European Directive 97/23/EC of May 29, 1997 (DESP) sets design and manufacture requirements for pressure equipment and imposes an inspection of the compliance of this equipment and housing units.

The transposition of these European directives is organized by each Member State.

In France, this primarily means compliance with the Law of July 19, 1976 on facilities classified for the protection of the environment, now included in the Environmental Code. Accordingly, Articles R.512-55 to R.512-66 of the French Environmental Code requires a periodic inspection by approved companies of certain installations classified as subject to reporting requirements. The conditions governing these periodic inspections are set out in application orders for the relevant installations. MASE certified installations are no longer required to perform these inspections.

In addition, the national environmental commitment law of July 12, 2010 (Grenelle 2) gives added impetus to the development of energy efficiency and renewable energies. Under this law, companies must obtain operating authorizations, file returns and register information with the competent authorities and scrupulously comply with operating requirements. New legislation published in 2013 enacted this IED Directive, in particular for large combustion plants that require prior authorization (thermal output greater than 20 MW) with the Order of August 26, 2013 which imposes, inter alia, the application of Best Available Techniques (BAT). On the other hand, the review of the Order of July 25, 1997 for small combustion facilities subject to declaration (thermal power comprised between 2 and 20 MW), included, among other things: the integration of periodic control points and the possibility for spreading ash under combustion biomass boilers. Lastly, the Order of September 24, 2013 establishes the requirements relating to combustion facilities subject to the newly created registration requirements that concern the other combustion facilities. Decree No. 2007/737 dated May 7, 2007, which is integrated into the French Environmental Code, supplements EC Regulation No. 842/2006/EC of May 17, 2006 and regulates the conditions of the market release, use, recovery and destruction of substances used as refrigerating fluid in refrigeration or air-conditioning equipment. French legislation completed the legal arsenal with several other orders clarifying how to quantify fluid handling and covering the set-up of training and recovery sectors. The most recent one was Decree No. 2012-1304 dated November 26, 2012 amending section 1185, which now concerns installations that produce, use and store greenhouse gases (GHG) and substances that deplete the ozone layer (SACO). Pursuant to European Directive 97/23/EC of May 29, 1997, requirements governing pressure equipment were set-out in the Order of March 15, 2000, amended by the Order of January 31, 2011.

Lastly, with respect to its production linked to domestic hot water, we are primarily concerned by European Directive 98/83/EC of November 3, 1998, which addresses the quality of water intended for human consumption. Eighteen Member States, including France, have taken the position that this directive applies to cold and hot water and to all types of management systems for the production and distribution of hot and cold water.

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

In France, the Order of February 1, 2010 and its application circular on monitoring Legionnaires’ disease in domestic hot water production facilities defines the management rules for such facilities. This order supplements a number of texts already covering the management of the risk of bacteriological development, such as legionellosis, in domestic hot water networks. In order to minimize the risk of proliferation of Legionnaires’ disease from air coolers, these installations have been classified for environmental protection by Section No. 2291 since 2004. Orders published in December 14, 2013, which stemmed from the amendment of section 2921, raised the declaration threshold from 2,000 kW to 3,000 kW and established periodic inspections for installations subject to declaration, including air coolers. In addition, the orders created a registration system to replace the authorization system.

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

French Reporting Requirements on Environmental Policy and Information:
Information Required by Articles L. 225-102-1 and R.225-105-1 of the French Commercial Code

As a specialist in environmental management services, we are naturally concerned about the environmental consequences of each of our businesses, both in France and worldwide. In this respect, we consistently endeavour to comply with applicable regulations, to meet the needs and demands of our customers and to optimize the techniques we implement.

The scope of environmental information we report on includes all relevant activities over which the we exercise operating control and covers activities linked to the operation of public water and wastewater treatment services, waste collection, transfer and processing activities as well as industrial cleaning and maintenance and energy services such as heating and cooling systems, thermal and multi-technical installations, industrial utilities and facilities management. To facility reporting on these activities, the international environmental information system we have progressively rolled out since 2004 in over 1,700 entities fully consolidates the activities conducted by these entities. Activities relating to industrial water installations are excluded from our broad reporting. Rather, we report on a more limited scope of indications, such as greenhouse gas effects, water and energy consumption and production of site waste, for activities relating to the design of wastewater treatment plants conducted by our Water division and activities conducted by SADE. We tailor our reporting based on changes in group structure, including acquisitions, disposals, company creations or contract wins, after the change has been in effect for a full year.

General Environmental Policy

Below we report on how we take into account environmental issues and, where appropriate, environmental assessment, certification, employee training, and information on the protection of the environment, as well as disclosing resources set aside for the prevention of environmental risks and pollution.

Since 2002, we have managed our environmental impacts using an Environmental Management System (EMS) and we have been reporting on the basis of this system since 2004. This system is largely based on ISO 14001 and follows guidelines reinforced in 2009. It comprises four levels of responsibility: Group, division, business unit and site. At each relevant level, it enables environmental impacts and compliance with regulations and in-house company requirements to be assessed. Objectives are set and resources and actions plans implemented to attain them. The system also covers the prevention of accidental pollution and defines the resources to be mobilized in the event an accident nonetheless arises.

In 2011, we started to implement an environmental management system covering 93% of the revenue of relevant activities (including Transdev) by the end of 2014. The ongoing disposal of Transdev combined with ongoing significant operating changes did not enable us to realize this objective. This environmental management system will be reconsidered in 2014 when a new environmental plan is defined.

Given the specific nature of our activities, the main objectives of our environmental commitment are focused on four priorities:

•

Combating climate change by proposing solutions and services that avoid or reduce greenhouse gas emissions;

•

Assessing, protecting and developing biodiversity by assisting in the characterization of the ecosystem services and deploying tools and actions aimed at their protection and improvement;

•

Reducing pollution and protecting human health through the innovative implementation of the best abatement and treatment technologies to protect the quality of aquifers and other water resources, as well as the air; and

•

Conserving resources (energy and water as well as raw materials) by deploying techniques used to measure and reduce their consumption and replace or recover them and making our processes more efficient while developing alternative and renewable sources and resources.

The objectives of the 2012-2014 plan were defined based on a materiality analysis of the environmental challenges we face in achieving the priorities mentioned above. In accordance with the requirements of our EMS, these objectives are applied to our entire Group, in addition to local objective identified from the analysis of the major environmental issues faced by particular localities, and each entity must complete these general objectives, if relevant, and any applicable local objectives.

Employee Environmental Training

Employee training and information about environmental challenges represents an integral part of the resources managed by the EMS, which includes the preparation of environmental training plans. The Campus Veolia Environnement network provides business units with access to an environmental training offering, prepared at the request of our business committees (see Item 6. “Directors, Senior Management and Employees – Employees – Employment, Mobility and Training Policies - Training,” below). This is supplemented by training sessions organized locally based on identified needs.

Furthermore, in order to keep Group employees informed on the major challenges facing society in line with international and political current affairs, the Sustainable Development department organizes Sustainable Development Surveillance meetings five times a year, with presentations by leading specialists in the areas covered. E-learning tools are also available within business units to raise employee awareness. We also organize awareness-raising events on Environment Day.

Resources Dedicated to the Prevention of Environmental Risks and Pollution

The Sustainable Development Committee, led by the Sustainable Development department, brings together representatives from functional departments and representatives from the various businesses to decide how to best implement sustainable development. Further, it defines our strategy and validates our environmental policy. The EMS is run by an environmental steering committee made up of the individuals responsible for environmental issues within each division and ensures the transfer of information and the coordination of action plans within countries.

Since 2007, a special team of internal environmental auditors, integrated into the internal audit department in 2012 has been supervising the roll-out of the EMS. In addition, our risk department is responsible for coordinating, identifying and assessing Group risks, particularly environmental risks, and ensuring they are under control. It relies in particular on the work of risks committees that meet under the supervision of the Executive Committee. The Executive Committee is chaired by our General Counsel and is coordinated by the risk and insurance director. The Executive Committee validates and monitors the effectiveness of the action plans implemented with respect to significant risks identified during the mapping process. We have also implemented a warning procedure and a crisis management procedure in the regions in which we operate that allows us to track environmental risks and violations. In particular, this encompasses on-call and alert systems in our divisions at the national and international levels, enabling any necessary measures to be taken on a timely basis and at an appropriate level.

No serious environmental events were discovered or reported to us during the course of this audit procedure for the year 2013.

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

Our provisions for environmental risks primarily consist of provisions for site closure and post-closure costs, which include provisions for site restoration, the dismantling of installations and environmental risks. These provisions totaled €564.9 million as of December 31, 2013.

Climate Change

Greenhouse Gas Emissions – Limiting Greenhouse Gas Emissions

To combat climate change, we contribute to the overall reduction in greenhouse gas emissions by reducing them at the installations we manage by employing operating methods that do not emit greenhouse gases, and by enabling third parties to avoid emissions as a result of its activities by providing energy and materials recovery services.

In the Energy Services division, we reduce greenhouse gas emissions by using energy transformation facilities to achieve energy efficiency, which results in less fuel consumed to produce the same energy output. We also use renewable and alternative energy sources, such as biomass, geothermal, solar and wind energy, instead of fossil fuels whenever possible. Additionally, we employ integrated energy management to optimize the supply of energy services and encourage a more rational use of energy by consumers. Finally, we cogenerate heat and electricity.

In the Environmental Services division, we reduce greenhouse gas emissions by collecting and treating biogas from landfill sites, consuming on-site electricity and heat produced from waste incineration and recovery of biogas and through other actions that enable us to reduce fuel and energy consumption. We prevent the emission of greenhouse gases by selling heat and electricity produced from the combustion of incinerated waste and biogas from landfill sites and biogas plants. We also recycle raw materials continued in waste and produce alternative fuels from waste.

In the Water division, we reduce and prevent greenhouse gas emissions by consuming heat and electricity produced from renewable energy sources, such as biogas from sludge digestion and energy produced from water micro-turbines and heat pumps. We also produce energy from renewable sources drawn from energy generating operations managed by our Water division. Finally, we also rationalize energy consumption by our infrastructures.

In 2013, direct emissions from activities managed by us stood at 34.9 million tons. of CO2 eq. (34.4 million tons of CO2 eq. in 20124). Created by industrial processes, facilities, equipment and vehicles that we manage - these are broken down as follows:

•

57%: CO2 emissions from Dalkia's activities;

•

24%: Methane emissions contained in the biogas obtained from the fermentation of waste in landfills;

•

14%: CO2 emissions from environmental services activities;

•

5%: CO2 emissions from water activities;

•

0.4%: N2O emissions from waste combustion.

Indirect emissions stood at 7.9 million tons of CO2 equivalent (10.4 million tons in 2012). 52% are linked to electricity consumption, and 48% to the purchase of heat.

Our emissions dropped slightly between 2012 and 2013. This is due to the stability of our direct emissions and a sharp drop in our indirect emissions due to the sale of electricity distribution businesses in Morocco in 2013.

4

Greenhouse gas emissions linked to coolants are negligible with respect to Veolia Environnement's businesses (estimated at 1% of direct emissions.

•

As part of our 2012-2014 Environment Plan, we have defined objectives to improve the carbon performance of combustion facilities by 15% from 2011 to 2014 and reach a 66% methane capture rate in landfill sites in all countries (including Proactiva) by 2014. These two main sources of direct emissions represent 81% of our direct emissions

The carbon performance of combustion facilities improved by 11% compared to 2011. This improvement is due to the decline in the consumption of coal and heating oil in favor of gas, which has a lower carbon equivalent emission factor, and the increased use of wood in our energy mix, especially in France. This result reflects the efforts made under the policy to expand the use of biomass that was developed in 2007 and has been implemented since 2008. Finally, the methane capture rate of landfill sites in operation is increasing, reflecting our policy of installing new collection wells and improving the performance of existing facilities.

Adaptation to the Consequences of Climate Change

We take environmental requirements into account throughout our plants and implement solutions to support our customers.

At the business unit level, adaptation to climate change is integrated into the analysis of environmental risks and challenges performed locally, integrating relevant regulatory changes, resource availability, the identification of additional requirements/volumes and necessary process changes. Adapting to a potential change in the availability of resources, particularly water, can be achieved by developing and reusing treated wastewater and improving the performance of the distribution network.

At the Group level, risks related to climate change are included in the risk mapping process covering resources, regulatory and market changes, purchases and economic risks. The risk mapping process performed at the country/activity level and for our Group as a whole is presented to the Executive Committee and Risk Committee. These committees then evaluate the efficiency of action plans that contribute to the adaptation to climate change.

Pollution and Management of Household Waste

Air Emissions Other than Greenhouse Gas Emissions

We are committed to reducing our emissions below regulatory requirements by (i) improving the treatment of air emissions and developing better technologies (treatment of incineration smoke by our Energy Services division, low NOX or SOX emission combustion technologies in Dalkia) and (ii) reducing consumption and encouraging the use of cleaner fuels (low-sulfur fuel oil and coal, natural gas, LNG for combustion installations and vehicles and hybrid electric or bi-modal vehicles).

The main atmospheric emissions managed by us (excluding greenhouse gases) are those of combustion facilities operated by Dalkia and those of waste incinerators.

The management of atmospheric emissions linked to waste treated in incinerators represents a public health challenge for us. In 2013, our average global concentrations of emissions of hazardous and non-hazardous waste incineration units were lower than the threshold values of emissions for the European Union. .

Water Pollution

We constantly strive to improve our performance in order to reduce the impact of water discharges from our activities. The main discharges from facilities operated by us are related to our collection and/or treatment of wastewater for local communities. We provide sanitation services to nearly 62 million people worldwide and collect 6.7 billion cubic meters of waste water, of which 6.0 billion cubic meters are treated in one of the 3,442 urban wastewater treatment plants operated by us.

To ensure the efficient management of wastewater collection and treatment services, our Water division has developed a comprehensive approach to help local communities. The success of a wastewater project involves clearly defined stages, from the assessment of needs, to the definition of a local strategy, high quality, measurement of service performance and communication to residents about the impact of the service. Optimizing the efficiency of the treatment processes is one of our ongoing concerns both in terms of the operation of the facilities under our management and the development of new processes.

The average rates of abatement of pollution, expressed in BOD5 and COD, of wastewater treatment stations operated by us are at good levels. However, in 2013 we observed a very slight drop in treatment efficiency due to the removal from the reporting scope of the Berlin contract which had excellent efficiencies and a high volume of treated wastewater.

We classify plants whose wastewater treatment efficiency in BOD5 is less than 85%, or less than 80% in COD, as sensitive. Special efforts are made at these plants to help them reach more efficient levels of wastewater treatment efficiency.

Finally, pursuant to the framework Water directive, flow monitoring systems were put in place, particularly in France, to detect a number of micro pollutants considered dangerous to the environment and to assess the impact of wastewater treatment plant emissions on the ecological state of bodies of water. Our environmental analysis center has developed regulatory analysis techniques to offer customers a comprehensive range of monitoring services, including sampling and analysis. We have also developed biological tools measuring the impact of these emissions on target organisms. Where necessary, we assist our clients in the implementation of additional treatment solutions to reduce or eliminate emissions of dangerous substances into the environment and assess risks. We do this through upstream actions such as connecting factories to a supervised network and curative actions, such as dealing more effectively with waste or providing additional treatment.

Ground Pollution

We are mindful of not generating any chronic or accidental soil pollution through any of our activities, and in accordance with our EMS requirements, by ensuring good storage and application conditions for the materials used, and good stormwater control and management, as well as by maintaining operational resources to control accidental spillages.

Waste landfills have the highest land footprint of all of the sites we operate. As a result, we use the most advanced technologies and have introduced minimum standards for their design and operation. These standards include, in particular, a sealing system comprising a double barrier (active and/or passive) and systems for collecting, treating and evacuating leachates. During the entire duration of operation and post-operation, which can last at a minimum 20 years, our monitoring program is based, inter alia, on the analysis of surface water, groundwater and waste.

Since 2003, we have integrated all activities relating to the treatment and recovery of sludge into a single entity, SEDE Environment. As a result, we have a precise, global and integrated overview of sludge management options, allowing us to optimize our agricultural recycling in particular.

We propose systems, such as our Actipol method, which our customers can use to monitor emissions into the wastewater network, which allows them to take action earlier to improve the quality of sludge produced. Veolia Eau has finalized certification guidelines defining requirements applicable to wastewater treatment systems for the production of quality sludge to be used in agriculture. Downstream, we promote the agricultural recycling of sludge through composting and use the services of an independent certifying body to audit our composting and agricultural recycling networks. We also rehabilitate polluted soils and process almost all pollutants present in the soil at industrial sites through the use of several processes, including thermal desorption.

Noise and Olfactory Pollution

Noise pollution is taken into account in the local roll-out of activities, as is olfactory pollution and other pollution specific to each activity. The identification of environmental impacts during the roll-out of the EMS can help local management identify challenges specific to these types of pollution and take the appropriate measures.

We directly implement solutions or works with our customers to identify solutions when the customer is responsible for the corresponding capital expenditure. To this end, we have developed technology or work with partners to treat and control odors (e.g., biofiltration treatment, scrubbing and electronic measurement system), and also implement physical-chemical and biological techniques that limit odor problems. In the event of a perceived nuisance, we give priority to dialog with the local population. For example, the creation of a "nose jury", made up of residents in the vicinity of the site, or the assignment of a special telephone line, can be used to better assess the odor problem and take appropriate measures.

We also use new and more silent technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations and vehicles.

Waste

The production of waste is the final result of all the recovery and treatment phases. We are firmly committed to recovery and to converting waste into a resource through the recovery of materials, waste-to-energy processes and organic recovery. We are attentive to the waste generated by our own facilities and those we operate. We seek new recovery possibilities and, where none exist, treat any waste produced.

The main waste we produce is municipal wastewater sludge, bottom ash and RPIFIW, residue from incineration, soot, ash and bottom ash from the combustion of wood and coal in Dalkia's thermal energy plants.

Wastewater treatment produces sludge, which is a concentrate of the organic and mineral material previously contained in the water. Population growth and more effective wastewater treatment systems using increasingly sophisticated treatment methods have led to an increase in the amount of sludge produced. However, the quantity of sludge resulting from our water treatment activities was lower compared to 2012. This is mainly due to contracts that were no longer within our reporting scope in 2013, particularly the Berlin contract of which the quantity of waste water treated is very significant.

In order to meet the requirements of our public and manufacturing customers, all of whom must cope daily with an ever-increasing volume of sludge, we strive to process this sludge in order to reduce the costs related to its management and to recover it in the form of energy and/or products that can be used in agriculture or industrial activities.

For our Water division, when the sludge quality and availability of suitable land permit, organic recovery (land application or composting) offers a potential recovery outlet, as does waste-to-energy (anaerobic digestion, used as a substitute fuel and incineration with energy recovery). In 2013, 50% of sludge was recovered for use in farming and 9% was recovered and used for energy. We ensure that the sludge is continuously of a quality compatible with the recovery method chosen by our customer.

The sharp increase in non-hazardous waste produced by our Environmental Services division is linked to a more robust computing model that includes waste from sorting centers in the total volume. All the volumes generated by our Environmental Services division are then sent to recovery or storage sites depending on the type of waste.

Bottom ash is the non-combustible residue produced by incineration. Its recovery is subject to strict regulation. Depending on its composition and potentially after a period of maturation, it can be recycled as road construction material and may be used in France and the United Kingdom. Residues from the purification of incineration fumes from waste are stabilized and then stored in the final hazardous waste landfill sites.

The reporting process used to measure the majority of waste produced by Dalkia is currently being improved. This waste, which consists of soot and bottom ash is due to the combustion of wood and coal at its installations. We are committed to improving combustion techniques and treating or recycling waste in accordance with local regulations.

Sustainable Use of Resources

Consumption of Water Resources and Supply Taking Account of Local Restrictions

Reducing the quantity of water withdrawals at our facilities and those we operate for our customers is a constant concern for us.

We achieved an 86% water withdrawal rate with regards to our potable water production activity. Under the terms of our agreements with local authorities, 8.7 billion cubic meters of drinking water were produced in the 4,532 production plants run by our Water division in 2013. We distributed 9.2 billion cubic meters across a network of 312,839 km.

The volume transformed into drinking water and put back into the distribution networks dropped by 3.5% compared with 2012. This drop is explained by changes in scope in 2013, in particular the termination of the Berlin contract. At constant consolidation scope, the volume transformed into drinking water and distributed increased very slightly in 2013 as compared to 2012, by 0.5%, as a result of the addition of new drinking water production plants with the contract of the city of Nagpur in India.

We are committed to optimizing water-cycle management. Accordingly, we offer a wide range of technical solutions, such as identification of chronic sources of damage to resources, prevention of accidental pollution and creation and supervision of protected areas, to our local municipal customers, which are designed to protect resources. We also provide services to optimize their management in the long term, such as resource monitoring, long-term water withdrawal management and controlled use of resources, conserve them through improved output and fresh water parasite treatments, among others and, if necessary, develop alternative resources through water reuse, recharging groundwater and sea water desalination.

Climate change in certain regions of the world heightens increasing stress on water resources. Global water stress maps are available on the intranet to enable managers to prioritize their water footprint challenges based on the local context and regional stress on water resources. In addition to these solutions, our Water division has developed the Water Impact Index, a water footprint indicator that enables decision-makers such as companies and local authorities to make the necessary choices concerning water management and use. This water footprint indicator may be used in conjunction with the carbon footprint and applies both to public water and wastewater services and industrial customers. We have also developed tools, such as installation of individual meters and incentive-based pricing, that enable our municipal customers to raise awareness and empower end users to control their consumption.

In many cities across the globe, 20% to 50% of the water produced is lost mainly through leaks on the distribution networks. We have made loss reduction one of our priorities and have set a target of reducing the volume of losses by 5% between 2011 and 2014, on a consolidated scope basis. In 2011, losses totaled 27.2% of the water introduced into the distribution networks. In 2013, they represented 25.3%.

In order to focus our leak detection efforts and advise our customers about the best options in network replacement, we have two complementary indicators that monitor network performance. Network efficiency assesses the percentage of water delivered to the end consumers and is influenced by changes in consumption on the network. The second indicator is the linear loss index. Since the aim is to find an optimal balance between ecology and economy for each network, especially against a background of increasing consumption in some countries and a decline in others, setting up a Group-wide target for this type of indicator is unfeasible. However, the progress made can be measured based on changes in water loss volumes on a like-for-like basis.

The pro forma decrease in the volume of losses in distribution networks is due to implementation of leak reduction programs such as leak detection, breaking up of networks into sectors and improved metering control, among others. There was also a drop in water losses, which we interpret as proof that we are capable of improving the efficiency of complex systems, such as those involved in our contract with the city of Sofia, Bulgaria.

Lastly, the use of retreated wastewater has increased sharply in recent years. In order to further improve wastewater recycling, our Water division aims to achieve a 10% increase in the volume of water reused from collected and processed wastewater by 2014 (compared with 2011).

Significant fluctuations in quantities of recycled wastewater can be observed from one year to the next. As a result, the performance of recycled wastewater initiatives can only be assessed in the long term. In 2013, after a first full year of operations, the wastewater recycling and treatment facility Al Wahtba at Abu Dhabi (capacity of 300,000 m3/day) entered into our reporting scope which resulted in strong growth compared to 2012.

Raw Material Consumption and Efficiency

Because of the types of activities that we manage, our main inputs in terms of raw materials are related to chemical processes used. For our Water division, predictive regulation of reagents, such as the Prédifloc TM process for coagulants, makes it possible to optimize dosage levels and results in an average reduction of 15% in the consumption of reagents. We have integrated the optimization of raw material consumption and utilization efficiency at several levels of our organization. We have also adopted a cost reduction objective integrating raw material procurement gains across all activities, requiring a reduction in the consumption of certain raw materials. We achieve this reduction in conjunction with our greenhouse gas reduction objectives.

Because we are firmly committed to the recovery chain, and particularly the recovery of materials, waste and by-products, we contribute to reducing third party consumption of raw materials by making recycled raw materials available to them. In 2013, we treated 52.1 million tons of waste. The selective collection and sorting of waste such as wood, paper, cardboard, glass, metals and plastics, among others, generated by industrial companies and households allows for the waste to be recycled and transformed into reusable materials. Waste that is not suitable for materials recovery can be treated with processes aimed at energy recovery that empty heat produced by incinerators fitted with energy recovery systems and the recovery of biogas produced by the decomposition of landfilled waste. We set a material recovery objective of 26% for our Environmental services division activities in 2014, to help push forward work already commenced, improve utilization efficiency for the waste we treat and increase the volume of recycled raw materials generated, thereby reducing the resource footprint of third parties.

We are responsible for developing innovative and efficient waste management technologies and solutions (selective collection, materials, energy and organic recovery) that enable waste recovery and for proposing these technologies and solutions to our industrial customers and local authorities, who then make the final decision to implement them.

Energy Consumption – Energy Efficiency and the Use of Renewable Energies

We are committed to improving energy efficiency, not only in the facilities that we operate, but also through the energy services we provide. Whenever possible, we prioritize the use of renewable and alternative energy such as biomass, geothermal and solar energy and aim to recover the maximum energy potential from waste, wastewater to be treated and the facilities that we operate. We have set specific objectives for our various activities in order to manage more comprehensively our energy efficiency efforts.

Dalkia optimizes energy management at more than 163,500 energy installations worldwide, from urban heating networks to housing, commercial and industrial building boilers. Optimizing the energy efficiency of such thermal installations focuses on operating and maintenance quality and their modernization. Heating networks that offer optimized energy performances by concentrating production on a single site and involving co–generation (the simultaneous production of thermal energy and electricity) represent strong growth areas for Dalkia. Biomass fuel consumed by Dalkia’s activities must represent at least 8.5% of total fuel by 2014. In the longer term, Dalkia is targeting a 20% share of renewable energy in its energy mix in the European Union by 2020. Actual levels were 7.7% (for biomass fuels) and 13.4% (for renewable energy) in 2013.

In a bid to reduce its energy consumption, Veolia Eau performs energy audits and has implemented an optimization program which seeks to encourage innovation, accelerate the perfection and adoption of clean water treatment technologies and offer customers sustainable solutions. An increasing number of wastewater treatment plants are excellent examples of energy efficiency, such as the Braunschweig plant (275,000 population equivalent) which produces more energy than it needs to operate. In addition, the replacement policy for electro-mechanical equipment constantly seeks to optimize energy consumption. The expected energy efficiency gain for wastewater treatment activities is at least 5% in 2014 (compared to pro forma 2011 levels).

Energy consumption in terms of BOD5 produced by the wastewater treatment plants increased slightly on a constant consolidation scope since 2011, which we use as our reference year. This was a result of a 7% increase in treated volumes due to increased energy consumption through pumping.

In a bid to reduce energy consumption, environmental services activities are committed to implementing new energy efficiency plans in 60% of sites by the end of 2014. Concomitantly, the development of waste-to-energy recovery at waste processing plants such as landfill sites and incinerators, enables the use of external energy sources for operations to be reduced and energy to be supplied to third parties. Accordingly, we undertook to increase our production of green energy from waste by 7.5%, while helping customers reduce their primary energy needs through recycling and the preparation of solid recovered fuels.

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

Rehabilitation of Waste Landfilling Cells

The operation of a landfill site requires landfilling cells to be dug and prepared. When we are responsible for this task, we comply with all obligations regarding surface sealing and the recovery of excavated materials. Once used, the cells are covered as quickly as possible, so as to encourage their development while favoring local ecosystems. They are monitored for environmental impacts before being returned to general use and this monitoring is continued after the redevelopment of the entire site to ensure the species planted repopulate the area during the post-operation phase. These stages are integrated into the site biodiversity action plans.

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

Protection of Biodiversity

Measures Taken to Preserve and Develop Biodiversity

Preserving Biological Balance, Natural Environments and Protected Animal and Plant Species

Based on a study measuring the impacts and dependencies with regards to biodiversity, we integrated the protection of biodiversity into the first mission statement of our Sustainable Development Charter and in 2010 formulated a corporate policy on biodiversity. This policy is composed of four main cornerstones:

•

Control our impact on the environment;

•

Preserve biodiversity;

•

Conserve unique habitats; and

•

Anticipate future needs.

This policy will be rolled out across all our businesses to preserve ecosystems, restore and foster urban biodiversity, protect remarkable ecological areas near our sites and improve understanding of the dynamics of ecosystems, which we differentiate according to the nature of the site. We signed onto the French National Biodiversity Strategy (NBS), which was launched in May 2011, as a demonstration of our commitment to NBS’ vision, ambition, objectives and governance principles. We are working on the implementation of the voluntary commitment dossier, which will be rolled out in all the major countries in which we operate. To improve the structure of our policies, we use a methodology enabling sites to carry out their own biodiversity appraisals and to implement action plans adapted to the local biological context. Our 2012-2014 environmental plan includes an effort to follow-up and monitoring of action plans implemented at local sites. We have published an ecological management manual with using the International Union for Consevation of Nature (IUCN) for sites operated in France. This manual has been translated for operators located outside of France and is distributed to biodiversity officers in each region. We identify impacts on ecosystems by looking at regulatory physical-chemical and biological factors and by using internal expertise within our businesses and in the Research and Innovation department, which has a primary focus on analyzing biological tools.

Tools to Improve Knowledge and Support Activities Favoring Biodiversity

In several countries, our main activities are subject to environmental protection regulations; for example we operate facilities classed as Installations Classified for the Protection of the Environmental (ICPE) in France and equivalent regulatory regimes in other countries. Therefore, all business development is conducted in tandem with the preparation of environmental impact studies comprising a highly detailed section on animal and plant life. The management of these impacts is, accordingly, a constant concern for the operation of our different businesses (waste processing, decontamination stations, combustion facilities, rolling stock depots, etc.).

Beyond the strict regulatory framework, the biodiversity policy is implemented at each of our sites as part of the roll-out of our Environmental Management System (EMS), which implements the principle of “Avoid, Reduce and Compensate.” In parallel, specific measures are performed and monitored: the sustainable management of maritime areas and green spaces by Veolia Eau in Braunschweig, Germany, and, the roll-out of diagnostic guidelines in a local partnership with the Malaysia Terengganu University at the Dungun site in Malaysia, and the preservation of ecosystems in the development of sites and their surrounding areas, such as at Graulhet and Saint-Cyr-des-Gats hazardous waste landfill sites in France. The Saint-Cyr-des-Gats hazardous waste landfill received the Noé Conservation label, while the Marchwood incinerator and the Coalmoor and Smalley Hill landfill sites in the United Kingdom were certified by the Wildlife Trust in the United Kingdom.

Numerous Partnerships with Recognized Stakeholders

We also work with a number of partner universities, associations and institutions in order to enhance our knowledge through innovative research programs covering the interaction of our activities and the functioning of ecosystems. For example, we have partnered with the French committee of the IUCN since 2008, to strengthen and support actions that favor biodiversity. IUCN France comprises 55 members (2 government ministries, 13 public institutions and 41 NGOs) as well as a network of 250 experts. At the international level, IUCN has been a United Nations observer since 1999. As part of our partnership with IUCN France, in October 2013 we participated in the third International Marine Protected Areas Congress (IMPAC2013) and organized an international discussion, titled the "Clean Sea 2013". We have also partnered with the French coastal conservation agency (Conservatoire du Littoral, Rivages de France) for the past three years, bringing the expertise of both bodies together to enhance wetlands and raise awareness about their functions and benefits to society. This collaboration led to the publication of an application guide for regional authorities in November 2013.

We have also participated in international studies, primarily through WBCSD, an Ecoystem Services Review (ESR), which carried out a Corporate Ecosystem Valuation, through a case study focusing on our Berlin site. This study was supplemented in 2012 by a biodiversity compatibility case study. The integration into our activities of the principles of the Convention on Biological Diversity (CBD) is highlighted in “Responding to the Biodiversity Challenge – Business contribution to the CBD,” on which a press release was published during the COP 10 convention in Nagoya. A follow-up presentation was made in 2012 to the COP 11 convention in Hyderabad, India. Finally, enhancing the value of our ecosystem services is the subject of case studies within our Group, as demonstrated by the research work of Veolia Recherche et Innovation. Improving our understanding of ecological balance and sharing this knowledge by increasing awareness and communicating on biodiversity, are supplemented by the activities of the Veolia Environnement Foundation. For example, each year since 2010, the Foundation has financed the preparation of a new chapters in a watch list of threatened species in France (such as sharks and rays in metropolitan France, wildlife in Guadaloupe, and various plants in Martinique), with the French Committee of the IUCN and the National Museum of Natural History. We also participate in working groups of recognized bodies whose findings result in publications aimed at promoting the implementation of actions to protect the environment. For example, in 2013 we participated in the publication of "Measuring and managing biodiversity" which focused on the development of biodiversity indicators, published by the business association for environmental protection, (Entreprises Pour l’Environnement). We also participated in the publication of a entitled "Biodiversity and Economy, stakeholder management, from awareness to action" by the Orée association.

Corporate Sustainable Development and Corporate Social Responsibility Commitments

The information below is obtained from data from our environmental and operational, human resources, financial and sustainable development purchasing reporting as well as from data obtained from departments located in specific geographical regions or with particular business scopes that are centralized within our Group but are excluded for official reporting.

Transdev is not included in the reporting scope described above.

Regional, Economic and Social Impact of the Company’s Activities

On Employment and Regional Development

We contribute to the economic and social development of the regions where we operate, not only through the performance of delegated public services, but also through significant investment in the repair, maintenance and development of infrastructure.

Furthermore, through our management, Human Resource and Purchasing policies, we are a major contributor to employment and employability in the regions where we operate, and provide qualifications, equal opportunity and welfare protection for our employees and those of our partner companies and organizations, such as suppliers. Our current workforce comprises 202,800 employees, 151,082 of whom have followed at least one training course. We also welcomed 4,465 interns and 3,423 trainees under work-study contracts in 2013.

These jobs not only account for the majority of green jobs but they are also, by their very nature, impossible to relocate and to a significant extent are open to low-skilled individuals. For example, our Energy Services division created over 600 local jobs in France, for a total of 1,600 jobs created in a two year period, and more than 900 worldwide, for a total of 3,900 jobs created in a two year period, thanks to the biomass sector in 2013. Our training policy bears witness to our commitment to returning job seekers to the workforce and training them in our businesses, through our regional Campus network, working closely with local partners.

Our companies also develop initiatives aimed at favoring employability through:

•

prioritizing external recruitment under work-study contracts and, in particular, bringing young people into the workplace (vocational training contracts and apprenticeships);

•

partnerships between six regional Veolia Campus and Epide “second-chance” schools and the Conseil National des Missions Locales, a national network of local branches, introducing our businesses to young people most alienated from the workplace and defining an apprenticeship training program for those who desire;

•

recruiting employees with special needs or disabilities – In France, our Environmental Services division signed the Charter for the professional integration of disabled persons, two agreement with AGEFIPH (a French government agency promoting the employment of disabled people) as well as an agreement with our social partners on the “Integration and job retention of disabled people.” In 2013, our Water division signed its third unanimous Handicap agreement between management and all trade unions working for us. The main priorities of this agreement are the continued employment of disabled employees, recruitment and training of disabled individuals, outsourcing work to the protected sectors and raising awareness about disability issues;

•

support for social integration programs: welcoming individuals into Veolia contractual activities or activities performed in partnership with integration structures (recycling/re-use, sorting of office paper of small companies, etc.). Veolia Propreté has signed partnership agreements with the ENVIE and ELISE associations.

Professional integration is also supported by the Veolia Environnement Foundation, which has made job counseling and strengthening social cohesion one of its three priority areas. It supports, in particular, initiatives and structures that encourage the return to work of people outside mainstream society: work sites, associations and companies that foster professional integration through economic activity, training projects, social assistance, solidarity entrepreneurial activities and microloans, etc. The beneficiaries of these projects are primarily young people in great difficulty, individuals receiving minimum benefits and long-term unemployed and individuals receiving social assistance. Over 340 projects have received support to date. A study of Professional Integration patronage by the Foundation (2004-2009) showed that supported structures help 7,000 individuals each year.

Our "Integration through Work" program, created on the Centre-East Campus in partnership with local players in the Greater Lyon area, strives to ensure that at least 10% of our staff come from disadvantaged groups. It provides training via work-study programs for people with low qualifications and who have not been part of the job market, in order to ensure a successful transition to work. Through its multi-year partnerships, the Veolia Foundation also supports integration projects through various activities with the ARES group, the La Petite Reine association, the Sport dans la Ville association and the Secours Catholique charity, as well as through projects with ADIE that assist in the creation of micro-businesses. For example, the project launched this year with ADIE, Créajeunes, is a training and coaching program for people under 30, who are out of the job market and the traditional banking system and want to create their own business.

We are an equal opportunity employer and are mindful of promoting equal opportunity within our company. Our commitment to equal opportunity employment is evidenced by the inclusion of this principle in our Human Resources policy and the various actions we take to foment equality. Further, in 2012 we created the Equal Opportunity Foundation, which funds “boarding schools of excellence.” We also contribute to the development of social dialogue in the general interest and try to improve local working conditions in emerging countries, in particular, where we encourage the creation of consultative employees’ councils.

We also contribute to developing the attractiveness of the regions where we operate through the services that we provide to local communities and industrial companies. These services include the prevention and treatment of pollution and actions that promote biodiversity and environmental protection. For example, we prepare landfill cells and carry out voluntary actions (e.g., differentiated management of public parks, inventory of animal and plant life, etc.) to protect the water catchment areas that we operate. We also participate in regional development through various partnerships in the different regions where it operates. We are also closely involved with the Greater Paris development project through its "Mission Métropole du Grand Paris," launched in 2010. In June 2013, this led to 13 concrete proposals concerning energy transition, prepared with about 40 public and private organizations.

In June 2013, we signed the Companies and Neighborhoods charter with the French government and undertook to favor equal opportunity, professional integration, the regional economies and its relationship with SMEs. For example, we signed the SME Pact in June 2012, and now aim to include local SMEs in our offerings, help strengthen and develop them. The project to build and operate the new single head office in Aubervilliers will comply with this pact.

On Neighboring and Local Populations

Through our contracts, our main contribution to society lies in the development and maintenance of sustainable access to the services we operate and particularly to the poorest among them, to ensure the material comfort and wellbeing of the population. Through contracts with local authorities, the Water division provides drinking water to 93.5 million people, and wastewater services to 62 million people, the Environmental Services division provides waste collection services to 51 million people and the Energy Services division supplies heating to 12 million people worldwide. We also contribute to programs for underprivileged populations, which often cannot access services for financial reasons (e.g., high initial connection costs, cost of work required for connection, difficulties in paying subscription fees), administrative, language challenges or physical reasons (e.g., distance, elderly persons with limited mobility, etc.) In the course of our activities in developing and emerging countries, we connected over 4.5 million people to drinking water networks, over 2 million people to wastewater services and nearly 2.5 million people to electricity networks. Through our work with social connection programs in Morocco and Latin America, we are contributing to the attainment of the Millennium Development Goals.

In developed countries, we are mindful of maintaining access for the poorest in society access to services. To this end, our Water division continued to roll out a series of solidarity solutions called “Water for all” in 2013. Twenty-seven such initiatives were launched in France by 2012, covering over 200 municipalities and nearly 5 million people. This program combines three types of assistance. First, it offers emergency solutions to maintain access to water service by offering different forms of financial assistance adapted to the individual situation such as payment schedules, debt write-off or water vouchers. Secondly, it offer assistance solutions to help manage budgets and water consumption over the long term. And finally it set up prevention solutions to alert people to unusual over-consumption. In 2013, the Water division worked out 119,431 payment schedules with customers and 23,068 water vouchers were used to pay bills. The Water division also participates in the FSL (the French Housing Solidarity Fund) system: 41,170 FSL requests were accepted in 2011 and 2012.

Outside France, the Water division implements several measures providing the poorest members of society with access to basic services, such as social connection programs, scaled pricing, flexible payment agreements, public assistance funds. Use of these different tools varies depending on the local context. The Veolia Foundation also participates in extending access to essential services through its international solidarity activities, such as development assistance or humanitarian assistance in emergency situations or after natural disasters. In 2013, the Foundation mobilized the expertise of our employees, who spent 860 days in the field.

In the Democratic Republic of the Congo, the Foundation supported the DRC Ministry of Health by continuing to implement the national cholera eradication program that it launched in 2007. The French Agency for Development - AFD and the European Union have recently decided to allocate €8.5 million to this program for the rehabilitation of urban water infrastructure in Uvira, a city in the Great Lakes region (one of the eight cholera zones identified in the country). The Foundation also runs and provides secretarial services to the Global Alliance Against Colera, an international alliance against cholera created by the Veolia Environnement Foundation in 2010. In Haiti, the Foundation's renowned expertise (based on its successful emergency interventions and network restorations) led us to join the coalition to end cholera in late 2012, headed by the Pan American Health Organization (PAHO/World Health Organization). The 75 new projects supported by the Foundation in 2013 also included the research project with the Mérieux foundation and the Pharmaciens et Aide Humanitaire association to develop a kit for the rapid detection of cholera in water as well as assistance to Mali and its displaced populations, devastated by the war that took place in 2012 and 2013, through projects supported by the Malian government, including the provision of water supply through the upgrade or creation of boreholes and reconstruction support.

In France, the Veolia Foundation supports the Unis-Cité association since 2005. Young people between 18 and 25 years old are involved in voluntary civic service work on projects concerning the fight against exclusion, the restoration of social bonds and environmental protection. Accordingly, the "Médiaterre" program provides middle-income families with support in changing their behavior into eco-civic behavior, such as reducing waste and controlling of water and energy consumption. In 2012 and 2013, the Foundation took this program to the towns of Greater Lyon, Nice and the Nord-Pas de Calais region, while supporting the engineering and national coordination of the project.

The societal impact of our businesses is also measured by actions promoting the right of neighboring and local populations to a healthy environment. The protection of the environment and biodiversity is sought out daily by the core services of our businesses (e.g., waste collection, treatment and recovery, wastewater treatment, green energy, etc.), and on a one-off basis through partnerships (such as the partnership entered into with the French Committee of the IUCN since 2008) and projects supported by the Veolia Foundation (such as the Tara Oceans scientific program, scientific research on coral reefs, "Push back the desert"/Rain Drop in India, protection of pink flamingos/Camargue regional natural park in France, projects to educate the public and raise awareness about beekeeping, etc.).

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

We created an Independent Visiting Committee (IVC) in 2006 at head office level, comprising ten people tasked with providing their opinion on our sustainable development policy and helping mold our strategic vision in this area. In 2013, it was replaced by a new committee of “Critical Friends.” This committee consists of about a dozen top-level stakeholders, namely associations, institutions and academics, half of which are from places other than France, who are willing to contribute their expertise, vision and constructive criticism to our new organization. The Veolia Environnement Critical Friends Committee met for the first time on June 11 and 12, 2013, in Paris, and for the second time in November 2013. The meetings included site visits to provide the committee with knowledge about our business and help in their understanding of the challenges we face, discussions with our Chairman and CEO about our new strategy and about reputational and opportunity risks. In addition, we regularly exchange ideas with institutional stakeholders, such as associations, international organizations, universities, and labor unions. We also gather information through various think tanks (working groups, conferences, international events) and have formed partnerships with several of them. We contribute to reflections, consultations and projects relating to changes in environmental services management initiated by international, European and French authorities, professional associations, think-tanks and NGOs. We share our expertise by meeting stakeholders’ requirements on issues that have a direct or indirect impact on their businesses. These activities are carried out within the general framework of the rules of conduct set out in our Guide to Ethics and our commitment to the Global Compact. In addition, we have been listed on the register of interest representatives of the European Commission and Parliament since 2009. In France, we have been registered on the public list of interest representatives of the National Assembly since 2010 and 2011. These registrations formally commit us to comply with the codes of conduct put in place by these various institutions.

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

•

establishing an external communication system to promote new solutions among municipal customers. These include innovation booklet, dedicated website, innovation meetings, research and innovation summary and participation in targeted events on the sustainable city; and

•

consideration of the informal sector and the stakeholders involved, when applicable.

A good example of our interaction of the informal sector can be seen in our work in Cali, Colombia, through the roll-out of a “CET President” social inclusion program for rag-pickers. Following the launch of an action plan aimed at formalizing this activity, 100 rag-pickers created a recycling cooperative. The project was designed and implemented between 2002 and 2008 by Proactiva. The company assumed the entire financing of the project (including training and the creation of cooperatives) and mobilized other local players to provide health, food and education services. Following a consolidation phase in 2008-2012, the cooperatives now operate independently and we are preparing to out-source certain services to them. Another example is our work in the informal sector of the recycling of electrical waste from the Manila, Philippines, metropolitan area. The Veolia Foundation supports a four-year program launched in 2012 by the NGO Médecins du Monde (MDM) to improve working conditions and the health of people working in this sectors. The foundation provides financial and skills-based sponsorship. We also provide volunteers from one of our subsidiaries specialized in the recovery of W3E to train these “recyclers” in the dangers of toxic products and working with them to find solutions to keep health risks to a minimum and to change recycling practices.

Partnerships and Corporate Patronage Actions

In 2013, we continued our policy of partnership relations by continuing to focus on two main goals: the collaborations with institutional, national or international bodies to sharpen the expertise and know-how of our various businesses and actions to provide support for the socioeconomic development of the areas where we are an operator.

Outside of France, we are a partner of international organizations. We continue our cooperation with the main UN agencies, bilateral organizations and international donor agencies, to contribute to the achievement of the Millennium Development Goals and to give effect to the commitments made when we joined the Global Compact. Through its participation in the NGO Regions of Climate Action, which brings together several regions worldwide around a common goal of fighting climate change, we were rewarded with the Sustainia Award, a competition created by the Scandinavian think tank "Monday morning" and developed in close collaboration with the UN Global Compact. This award, which is unique in its kind, rewards a sustainable development innovation each year. In 2012, two of our achievements (an automotive production plant in Morocco with a near 100% control of C02 emissions and energy collection from computer data processing centers in France) had been rewarded and presented at Rio +20. In 2013, the Veolia/Dalkia/Borås (Sweden) project, concerning an innovation linked to the optimized management of the heating networks of the city of Borås, reducing the use of fossil energy and consequently the city's carbon footprint, won the award for the "best energy solution".

We are also an active member of the World Urban Campaign led by UN-Habitat, the United Nations agency that promotes sustainable urban planning. During the World Urban Forum held in September 2012 in Naples on “the urban future”, we presented our efficient and sustainable solutions for urban services. This enabled us to join a group of international experts tasked with preparing the Habitat III Conference (2016) focusing in particular on the role of these services in strategic urban planning. In 2013, the city of Monteria in Colombia was voted "benchmark sustainable city" for its "Monteria Ciudad Verde 2019" program, of which we are a partner.

Since 2013, we have been directly involved with the consultation of "major groups" initiated by the UN for the preparation of the next Conference of Parties on climate change (COP21 in Paris in 2015).

A partner of the entrepreneurial partnership program United Cities and Local Governments (UCLG), we have positioned ourselves to appear in the preparatory work and to highlight the importance of its businesses and business model during the "Habitat III" conference scheduled in 2016 in Istanbul.

As part of our national program in the United Kingdom focused on sustainable development, Go Further Together, we are carrying out actions with local solidarity-oriented companies involved in projects assisted by the Veolia Environmental Trust, a charity fund comprising nearly 170 community and environmental projects in 2012, totaling GBP 3.999 million (about €4.9 million at December 31, 2012 exchange rates). In Australia, driven by the same wish to make a long-term commitment in the areas where we are established, we began a long-term partnership for infant protection with Barnardos Australia in 2013 and continued our partnerships with the Aboriginal and Torres Strait Islander peoples throughout the year.

In terms of regional solidarity in France and independent of the work of our foundations and local patronage actions, we entered into 94 partnership agreements in 2013, 50% of which supported sport, 29% cultural activities and 21% events such as seminars and associations.

In particular, we are a founding member of the National Union of PIMMS (UNPIMMS). The "PIMMS" association federates and leads a network of local PIMMS, in partnership with the French State, local authorities and local players in the regions where they operate.

We are also a partner of social entrepreneur players, such as the VoisinMalin association, which carries out awareness-raising and mediation programs targeting inhabitants (information on entitlement to assistance and administrative support, help with reducing consumption, paying bills, etc.) since 2012. VoisinMalin recruits and trains people living in difficult neighborhoods to discuss and explain the operation of public services to other inhabitants of these neighborhoods.

As a founding member of the French Partnership for the City and Regions, which brings together all urban planning players in France, we also contribute our expertise for the export of urban know-how and contribute to its studies and publications.

We are closely involved in discussions regarding the future Greater Paris Metropolis and work with about 40 public and private bodies to support public debate through publications, conferences and reflections on future services.

The Veolia Environnement Institute, IVE, is a special think tank that provides forward-looking insights and promotes innovative modes of interaction between us and civil society. It is an association governed by the Law of 1901 and which we created to build a forward-looking vision of emerging challenges related both to the environment and society. Since 2001, it has been developing its activities through constant dialogue in scientific and intellectual circles and with practitioners in the field, such as NGOs, which offer benchmarks for the subjects studied. Among the major forward-looking projects developed in 2013, IVE is continuing its work on adapting cities to climate-related disasters as part of the European project RAMSES , and is preparing its seventh conference on the links between Ecosystems, Economy and Society and the large-scale restoration of ecosystems. For all its activities, IVE draws on a multidisciplinary and international network of partners, including the members of its Foresight Committee, which recently welcomed Esther Duflo, an MIT Economist and member of President Obama's Global Development Council. With its magazines S.A.P.I.EN.S and FACTS Report, its surveys and conferences, it captures and develops reliable scientific knowledge and tried-and-tested expertise in the field, communicating it to all public and private players involved in sustainable development discussions.

Additionally, the Veolia Environnement Foundation has established many partnerships in its priority areas of intervention, which include development assistance and humanitarian emergencies, social cohesion and transition to work support, and environmental and biodiversity protection. In the field of humanitarian emergencies and international solidarity, its partners are United Nations agencies (UNICEF, UNHCR) and international bodies (Red Cross, ACF, MDM, Solidarité Internationale, OXFAM, etc.). By extending the Foundation's mandate for a new five-year term (2014-2018), we have confirmed our commitment to a policy of skills-based patronage and partnership.

Outsourcing and Suppliers

The Purchasing Policy and Environmental and Social Challenges

Our social and environmental commitments are integrated into our purchasing process and supplier relationship management as part of our sustainable purchasing policy. This policy contributes to improving our economic performance, foreseeing risks and engaging responsible measures with suppliers that are innovative and create value. Our sustainable purchasing policy is based on the following principles:

•

involvement of buyers in sustainable development issues;

•

development of responsible buying practices; and

•

taking into account corporate social responsibility commitments and performance of suppliers and subcontractors.

Buyers are made aware of the environmental and social challenges accompanying our activities, to ensure their integration into the management of purchase categories. Accordingly, corporate social responsibility commitments are at the core of our purchasing standards, awareness-trainings are regularly carried out and dedicated training sessions implemented. A comprehensive program supplements existing sustainable purchasing training sessions, and includes a one-day training; an e-learning validation session was developed in conjunction with Campus Veolia Environnement and rolled-out in 2012. At the end of 2013, 30% of referenced buyers (excluding Transdev), who represent the majority of our buyers, had completed a training module in sustainable development challenges during the last three years.

Depending on the purchase category, buyers can take account of certifications, identify eco-design opportunities and analyze life-cycle costs. They can also promote responsible behavior by contract users, for example by encouraging the optimization of consumption or by granting bonuses for the dematerialization of orders or reductions in the number of deliveries, etc.

We have given commitments in this area to various key stakeholders and bodies: by contributing to the drafting of the Responsible purchasing standard published by AFNOR, by supporting various sector-based initiatives and by participating in committees of inter-company experts.

Furthermore, in 2013, as part of the Veolia Water France economic and social unit (UES) partnership with the GESAT network, and in collaboration with the disability strategies of each of our entities, our Purchasing Division adopted an approach to promote the hiring of employees from the protected workers sector, in particular for targeted categories of purchases. For fiscal year 2013, the amount of purchases recorded from the protected workers sector (excluding VAT) in France was €5.5 million. Additionally, in order to promote vocational rehabilitation centers for disabled workers (ESAT) and sheltered companies (EA), the purchasing function has provided a directory (supplier grids, typology of services, etc.) to procurement officers and requisitioners. At the same time, in conjunction with the UES and the GESAT network, the Corporate Purchasing Division has also launched a training program for purchasing outside Paris. This half-day program is designed for the entire Purchasing network and procurement officers from all of our entities. Its objective is to develop purchases from the protected workers' sector by offering a methodological framework for creating mutually beneficial partnerships.

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

Buyers communicate our sustainable development commitments to suppliers, primarily using various tailored media available at each stage of the purchasing process:

•

the Veolia Environnement Suppliers Charter presents, inter alia, our sustainable development commitments and supplier expectations;

•

the Sustainable Development Questionnaire enables an assessment of the consistency of suppliers’ commitments and practices with Group commitments;

•

as part of the referencing process, sustainable development requirements are progressively integrated into supplier contracts via a specific clause. A standard clause, available to all buyers on our Purchasing Intranet, encompassing environmental, ethical and social issues and integrating our health and safety and diversity commitments, can be adapted to reflect the specific challenges of each purchase category. At the end of 2013, 53% of current contracts in our contract database (excluding contracts managed by Transdev buyers) were reported by the buyers as including formal sustainable development requirements.

Thus in 2012, a CSR risk mapping by purchase category was drafted in conjunction with the Risk Department. Based on standard CSR criteria (social, ethical and environmental) and purchasing challenges specific to us (expenditure amount, impact on energy consumption, business strategy), this mapping can be used operationally in the management of supplier relationships. Since 2013, it is directly integrated into new tender management module to identify high-risk families and thus launch appropriate risk management measures, such as the CSR assessment of active or potential suppliers. This tool creates a harmonized structure for the integration of responsibility criteria into the supplier qualification process. These initiatives fall within a comprehensive system of monitoring supplier performance with respect to societal responsibility, developed by our purchasing division since 2010. Performance is initially analyzed through a documentation audit performed by an independent service provider covering twenty-two criteria focusing on environmental, social, ethical and supplier relationship issues.

Since the launch of these appraisals in 2010, a panel of four hundred suppliers, both transversal and Group business-specific, representing 26% of referenced suppliers in our contract database (including contracts managed by Transdev buyers) has been assessed with respect to CSR performance. The 2013 assessment campaign involved nearly 100 suppliers located in five strategic countries: France, the United Kingdom, Germany, Australia and the United States.

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

Extent of Sub-Contracting

Subcontracting represents a quarter of our external expenditures. We subcontract mainly in the areas of facility management, laboratory and testing services, mobile equipment maintenance services, building and construction, maintenance of industrial tools, transport and logistics services related to the maintenance of water and heating networks, and services linked to waste management.

Actions in Favor of Human Rights

For many years now, we have been committed to the respect of human rights not only in our activities but also in the regions where we operate.

These action principles are rooted in international reference texts and in particular:

•

the Global Compact:

We joined the United Nations Global Compact on June 12, 2003 after an official decision by our governance bodies and a declaration of membership signed by our Senior Executive Vice-President. Since then, a permanent correspondent in New York has been maintaining a close relationship with the Global Compact Board, which regularly meets with our representatives. By undertaking to support and promote the Global Compact principles in our sphere of influence, this membership has influenced all aspects of our social responsibility policy;

•

International law relating to human rights;

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

We welcomed the official recognition in 2010 of access to clean water as a basic human right and we continue to work with public authorities to ensure this right is respected, through technically ambitious and socially innovative access programs, even though we are only a modest participant in this effort, given the scale of this challenge. We also continue to respond to invitations from institutions involved in the application of this right and contribute our recognized technical excellence to help push forward this cause, combined with dialogue with all stakeholders to help produce shared solutions. Alongside thousands of NGOs, local authorities and water players, we participated in the 6th World Water Forum in Marseille in 2012. On this occasion, commitments were presented on March 16, 2012 by the International Federation of Private Water Operators (AquaFed), of which we hold the Vice-Chairmanship. These commitments concern both good governance of water resources at the local and international level and contribute to implementing a right to water and wastewater services. Finally, employees are invited to take into consideration the impact of their actions and decisions.

Our fundamental values relating to responsibility, solidarity and respect are the basis of our performance. Since 2011, we have rolled out a code of conduct among all of our managers. Regarding its influence in the value chain, we offer its purchasers specific training courses for sustainable development, which also cover human rights.

Since 2003, we have conducted a strong ethical campaign for all our employees and have published a Guide to Ethics (formerly known as the "Ethics, Commitment and Responsibility" program). This Guide is published in many languages and are a benchmark of practices for all employees.

INSURANCE

Insurance Policy

Our insurance policy involves (i) defining global insurance coverage policy in light of our business needs, and particularly based on the needs of our business units, (ii) selecting and entering into contracts with outside service providers, such as brokers, insurers, and loss adjusters, (iii) establishing business units within our organization that are specialized in insurance or reinsurance services, and (iv) maintaining a network of dedicated insurance managers of each of our main business units.

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

Property Damage and Business Interruption

All of our subsidiaries are covered by property damage insurance policies, insuring the installations they own as well as those they operate on behalf of customers. Our Group insurance program provides either “business interruption” coverage or “additional operating cost” coverage depending on each subsidiary’s ability to use internal or external solutions to ensure service continuity. These policies contain standard insurance market terms. Our Group damage insurance program, with a three-year duration, was renewed on January 1, 2013.

The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes required, by insurers in the markets in which the risk is underwritten. Group insurance coverage carries a limit per event of €350 million per claim. Some of this coverage includes additional sub-limits per claim or per year. On January 1, 2013, we also took out a new Construction-Comprehensive Assembly and Test insurance policy covering all worksite operations throughout the world, covering all subsidiaries.

Self-Insurance and Retained Risks

For any insured claim or loss, we remain liable for the deductible amount set out in the policy. This amount may range from several thousand euros to more than one million euros. Our Group self-insurance system is entirely run through our reinsurance subsidiary, Veolia Environnement Services-Ré. This subsidiary limits the accumulation risk by retaining the following self-insured risks: (i) €1.5 million per loss for the coverage of the third-party liability risk, (ii) €2 million per loss for the coverage of property damage risks and resulting financial losses, in the Water division and Transportation business and (iii) €5 million per claim for the coverage of property damage risks and resulting financial losses in both the Energy Services and Environmental Services divisions. For both property damage and third-party liability, Veolia Environnement Services-Ré has set up reinsurance contracts to limit its exposure to frequency risk (“stop loss”-type contracts).

The insurance policy described above is constantly changing in response to the constant re-evaluation of our risks, market conditions and available insurance capacity. We ensure that the main accidental and operating risks brought to our attention are covered by the insurance markets, when insurance is available and when it is economically feasible to do so.

ORGANIZATIONAL STRUCTURE

The following simplified organizational chart sets forth the principal operating companies by business line held directly or indirectly by us as of December 31, 2013. Unless otherwise indicated, the ownership percentages below reflect both the percentage of voting rights and of share capital held by us or by the activity lead companies.

See Item 4. “Information on the Company – History and Development of the Company” for a description of the history of the creation of our organizational structure. A list of our principal subsidiaries is provided in Note 41 to our Consolidated Financial Statements.

VEOLIA ENVIRONNEMENT
100%
Eau
66%
Services Énergétiques
100%
Propreté
50%
Transdev Group
VEOLIA EAU COMPAGNIE GÉNÉRALE DES EAUX
100%
Veolia Water North America
82.1%
Veolia Voda
100%
Veolia Wasser GmbH
100%
Veolia Water UK
80.6%
Veolia Water Middle East
100%
Veolia Water China
100%
Veolia Water Solutions & Technologies
99.4%
SADE Compagnie Générale de Travaux d’Hydraulique
DALKIA (1)
99.9%
Dalkia France
75.8%
Dalkia International (1)
50%
Dalkia Investissement (1)
100%
VEETRA (2)
100%
Thermal North America Inc. (2) (TNAI)
VEOLIA PROPRETÉ
100%
VES North America Corporation
100%
Veolia Environmental Services (UK) Plc
100%
VES Asia PTE Ltd
100%
VES Australia Pty Ltd
99.8%
SARP Industries
99.6%
SARP
100%
Veolia Umweltservice

(1) The balance of the share capital of these companies is held by EDF. (2) Companies wholly owned, whether directly or indirectly, by us.

PROPERTY, PLANT AND EQUIPMENT

We use various assets and equipment for the conduct of our activities, over which we exercise extremely diverse rights. As of December 31, 2013 the total gross value of our non-current assets, excluding other intangible assets, was €16,839 million, for a net value of €8,056 million as of December 31, 2013, representing 22% of total consolidated assets. This compares to €18,266 million total gross 2012 value of our non-current assets, excluding other intangible assets, which had a represented net value of €9,462 million, as of December 31, 2012.

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

We are also the outright owner of certain industrial installations. In the Environmental Services division we tend to own assets used for activities undertaken outside comprehensive contracts, such as landfill sites and special waste processing plants. In the Energy Services division, we tend to own co-generation plants and in the Transportation business, we very often own buses, boats and trains. These assets are classified in the consolidated balance sheet as property, plant and equipment. Our property, plant and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs.

We legally own relatively few real estate assets without any retrocession obligations. When possible, we do not own our office buildings. The assets purchased under finance leases fall into all three asset categories detailed above and represented a net amount of €240 million as of December 31, 2013. Environmental issues may also influence our use of property, plant and equipment, as detailed above.

For a description of our investments and capital expenditures, please see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Investing Activities.”

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

Our R&I Department is focused on finding ways to (i) manage and preserve resources, (ii) limit our impact on the environment, (iii) improve quality of life, (iv) develop renewable energy sources and (v) delivering solutions to support sustainable growth for industrial customers. Fighting climate change also occupies a leading place in this framework. We conduct research in search of solutions to many related problems, such as: optimizing energy consumption at our installations, improving the desalination processes for the treatment of sea water, monitoring the quality of drinking water, preventing microbiological risks, recycling and recovery of waste, optimizing urban transportation, developing alternative energy sources, such as bioenergies, biomass, waste-to-energy, and alternative fuels, as well as implementing an intelligent management of cities and their different flows through information technology. The development of solutions to optimize the management of flows and utilities at industrial sites is another key dimension of our R&I. In each of these areas, our know-how and technologies set us apart from the competition. Thanks to their complementary nature, these goals are also unique assets enabling us to innovate at the crossroads between our current businesses and development of our future environmental services. Strengthened by this knowledge, the implementation of research programs at test sites around the world enables us to bring creative solutions to specific local problems and contexts that may be adapted to other regions of the world. Innovation in environmental services offers an essential competitive edge when responding to calls for tenders, as well as clearly contributing to the development of a more virtuous economy.

The Organization of Research and Innovation Activities

Our R&I activities are supervised by the Innovation and Markets Department, which was created in July 2013. Under our new organization, this department also includes the Strategy, Marketing and Development teams as well as the incubator for our new solutions. The organization of R&I activities seeks to break down barriers between research units and pool expertise and resources across transversal subjects. Our innovation efforts are supported by a network of international experts renowned for their excellence. The scientific and technical teams of the various areas of R&I report directly to a single management structure made up of seven departments representing our main areas of expertise. By organizing our teams by area of expertise, the R&I Department seeks to develop scientific synergies. For example, water and waste biologists work together directly. We hope thereby to favor the emergence of ground-breaking solutions, to innovate at the intersections of our different businesses and facilitate the development of outside partnerships.

Interaction between our different activities is constantly increasing, e.g. water and waste, waste and energy, energy and water. This leads to the implementation of a more unified methodology and research team structure, as well as to improved information sharing, better pooling of expertise, and creation of cross-functional programs. Already, wastewater treatment plants have the ability to produce their own energy, given that treated water can be reused to power energy turbines and the waste can also be used to produce electricity. In addition, wastewater treatment plants can produce bioplastics.

Organized into five areas, the research programs reflect the major technological challenges we face: waste collection, sorting and recovery; drinking water and the large water cycle; wastewater; energy and buildings; and new Veolia offerings. These programs are carried out in collaboration with the various geographical locations of our operations and are closely coordinated with the Technology and Performance Department and the Marketing Department in order to foster a culture that promotes the generation of solutions, industrialization and the sharing of innovation across our Group. This synergy and openness strengthens our ability to respond to current and future challenges facing our Group. In addition, to give our experts sufficient time to concentrate on project completion, a programs department is responsible for defining lines of research, and the dynamic management of project portfolios in conjunction with the technical departments to ensure their industrialization. Each innovative solution must therefore lead to the creation of new services or the improvement of an existing service. We seek improvements such as increased efficiency, yield or reliability or decreased costs and environmental impacts. By increasing the technological component of our services, research activities help us differentiate ourselves from the competition and improve the line of services we can offer our customers.

Veolia Environnement Research and Innovation Resources

Our research activities are overseen by Veolia Environnement Recherche et Innovation (VERI). In 2013, these R&I activities involved nearly 850 experts worldwide, including 425 researchers and 425 on-site developers, with a total budget of approximately €81.9 million. VERI works on behalf of all Group Divisions, as their needs are similar, such as controlling health and environmental risks, the development of operational tools, energy optimization, material recovery and resource preservation. In this way, VERI helps ensure that our R&I activities are consistent with our strategy. We have three main R&I facilities in France located in Maisons-Laffitte, Limay and Saint-Maurice. The teams at these sites operate in a network as a single research center.

An International Network of Research and Innovation Officers

In 2003, we set up an international network of R&I officers, to identify innovation needs in each region of the world and communicate with the research work. Certain research centers abroad have acquired specialized expertise and have partnered with centers in France. These research units have become showcases for our technological expertise. Locally, the Research & Innovation department provides our business units with a competitive advantage, by adapting their offerings to the specific requirements of each market. Globally, it groups together initiatives identified around the world in a pool of knowledge, enabling constant improvements in our know-how and the identification of future business trends.

The management of water resources, the availability and quality of which can vary significantly, is a typical example of an area where innovation by the Research department allows technological solutions to be adapted to each local context. Our research centers in Europe are working on hybrid solutions that use the natural environment (lake embankments) and technology (ozonation) to produce drinking water or refine treated wastewater. In Milwaukee in the United States, the development of a Water Impact Index (WIIX) allows us to comprehensively assess the impact of city operations on water resources and define action plans aimed at minimizing environmental consequences. In China, the majority of surface water is heavily polluted by industrial waste. In 2010, the Research and Innovation Department joined forces with a leading Chinese university, the University of Tsinghua, to open a joint research center and work on the treatment of this industrial effluent. In 2012, we created a new research center focusing on heating networks to strengthen our position as a reference in this sector: the Heat Tech Center in Warsaw will undertake new research projects focusing on smart heating networks and energy optimization. An excellence center on urban modeling will be launched in Singapore in September 2014.

Innovation is also improving existing solutions where this is preferable to replacing a legacy facility. In Central Europe for example, where most heating requirements are met by coal boilers, work by the R&I teams contributes to the replacement of an increasing percentage of this fossil fuel by biomass, improving the carbon footprint of operations. In Germany, where solid recovered fuels (SRF) are a booming market, researchers have developed a measurement tool enabling a more detailed assessment of waste deposits for the production of SRF.

The Research Department relies on its foreign units and has developed a network of over 200 international partners in order to stay abreast of developments in emerging markets and technologies. In this way, we can benefit from advances in, for example, biotechnology, applied mathematics, energy systems, process engineering and material sciences. In Sweden, we joined with AnoxKaldnes, which is now our subsidiary, to perfect a bio-polymer producing wastewater treatment plant, leading to the roll-out of a prototype at the Brussels wastewater treatment plant this year. In the United States, VERI is working with leading universities and Cleantech networks to develop and identify innovations of interest to our strategic development.

Innovation: A Tried-and-Tested Approach

The research teams seek to provide innovative practical solutions within their areas of expertise, to improve the competitiveness of our Group. R&I is carried out through a tried-and-tested approach that permits us to monitor technological risks and rapidly develop successful commercial applications that are both reliable and effective. There are four main steps in this innovation process. First we constantly monitor emerging regulations and technology, as well as our competitors. This allows us to foresee future needs and launch targeted new research programs as quickly as possible. Next, we conduct laboratory or field tests to verify the feasibility of our initial research. We often use digital modeling at this stage to explore the areas where the new solution will be applicable. Computer models allow us to move more quickly and efficiently, in addition to saving costs and reducing the environmental impact of our studies. If our initial tests are successful, we move on to the prototype phase, where physical models may be built in the laboratory or on-site to evaluate and refine the technology used. During this phase, we can also develop advanced management tools to facilitate subsequent roll-out of the new processes or technologies. The final development phase we produce a pre-industrial unit which can be installed at an appropriate site and operated by operational personnel. At each step in the innovation process, the collaboration of various parties (research teams, university or private laboratories) is necessary and determines the successful outcome of the research project.

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

Main Research and Innovation Challenges We Face

The four main challenges at the core of our current Research and Innovation are: Managing and Preserving Natural Resources, Limiting Environmental Impacts, Improving Quality of Life Worldwide, and Developing Alternative Energy Sources

Managing and Preserving Natural Resources

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

Progress in 2013

Drinking Water and the Large Water Cycle

PIEUVRE: diagnostic tool of metals in liquid waste management networks

The PIEUVRE (which means “octopus” in English) is a tool placed in the network that takes passive samples based on various events that occur over a period of exposure, replacing periodic or average sampling over a 24 hour period that occur during a short period of exposure. The sampling provides better information with respect to network flows as it covers more time and space. VERI built this diagnostic tool by standardizing the protocol to recuperate the deposits formed on the surface of the PIEUVRE. The results of each metal analysis are compared to the locations of the sampling, enabling the source of contamination by metals to be traced. The results are then included in a diagnostic report that indicates: a map of the places where samples were taken on the network, the gross results (expressed in µg contaminants/g of dry material), a comparison of metal findings in relation to the sample taking site, and conclusions and recommendations for action by our Water division.

IRRIALT’Eau: irrigation of vines by treated used water

A pilot treatment project by disinfection (UV-Chlorine and Chlorine only) has been tested by VERI and our Water division, to irrigate, during the summer of 2013, 1.4 hectares (3.5 acres) of experimental vineyards of Pech Rouge (INRA) with treated water from the Narbonne beach water treatment station. The target of this project is to show the technical, economic and environmental interest in recycling used water for irrigating vines, showing this is without risk for the vine and for the wine in terms of performance and quality.

HIPRODE: new concept for the desalination units by reverse osmosis

Trials on a prototype for desalination of sea water by reverse osmosis, installed and used on one of our desalination plants in Gibraltar, have led to the confirmation of the performance of a new design. These results, obtained after several months of continuous operations, have confirmed the benefit with a first configuration of this new design (reduction in building costs). Trials in the plant of Sour (Oman) are presently under way to evaluate the performance of a second design, this time to increase the benefits obtained. Actions necessary to deploy this new design at short term and industrially are under way.

KAPTA™: observes water permanently and in real time with maximum safety

The surveillance and security of the drinkable water network, developed in the framework of the European Secur'Eau project and tested at the Olympic Games in London in 2012, has been used on the drinkable water network of Nice (France) in the context of the Jeux de la Francophonie. This system consists of the following:

•

KAPTA™ probes developed by ENDETEC: These multi parameter probes measure non-stop four essential parameters for the quality of water: pressure, chlorine, temperature and conductivity as recommended by the World Health Organization (WHO); and

•

a system for data handling to continuously analyze the data measured by probes and to detect and prematurely identify possible decreases in quality of the water distributed. It works on the basis of algorithms developed by VERI that are capable of detecting the variation in a parameter of one of the probes.

The network of 16 KAPTA™ probes has been installed to continuously survey the sensitive points. A 24-hour surveillance has been obtained by the VERI experts and the operators of the drinkable water network of the City of Nice (France). We received the prize for the best innovation by a big group, a SME or a start-up for the KAPTMA™ apparatus.

Inspect'O: developing and transferring a tool to automatically treat a signal to analyse the networks

Within the use of Inspect'O, a computer tool has been developed to automate the treatment of the probe’s electromagnetic signal based on its thickness. This tool is perfect for operational reasons when compared to manual signal treatment because it detects defects as if the detection had been done manually by an operator. Handling time is significantly reduced. It takes 50 seconds to analyse 50 meters with 400 errors, whereas a manual analysis of this magnitude would take 6 hours. This tool delivers a map of errors and their criteria. SETHA now includes this tool in its Inspect’O offerings.

Urban And Industrial Wastewater

Workshop on the 2030 purification station: first-look and perspectives

We organized for the first time an international workshop on cleaning urban waste in 2030, which took place in Brussels on July 4 and 5, 2013. The goal was to bring together internationally-recognized experts in the field of research on used water, to identify, via workshops, durable solutions and future innovations, to reply to the many problems cities will face in in the management of used water in 2030. There were 90 participants in three sessions dedicated to three main subjects: urban services in interface with the liquid waste management services, valuation of water, energy and resources/products and adaptability to needs and future constraints. Some participants participated in the visit of the AQUIRIS purification station in North Brussels and were shown the R&D activities managed on-site (mainly Biottope and Bioplastique projects).

BIOTTOPE: European project - detection and treatment of endocrine disruptors

Within the BIOTTOPE project (Life11 ENV/FR742), the efficiency of ActifloCarb type treatment of certain substance is measured. A trial installation was performed in the purification station of Brussels in April 2013, operated by AQUIRIS. Water quality is monitored upon entry and exit of ActifloCarb by physicochemical analyses, targeted chemical analyses (RSDE, hormones, pharmaceutical products) or non-targeted analyses (chemical footprint of the water) and by biological analyses (monitoring endocrine disruption using the Watchfrog technology). Regarding biological analyses, the challenge of the BIOTTOPE project is to develop a system for reading the flows, enabling in-vivo analysis on site and on-line which usually must be done in the laboratory by WATCHFROG.

New physicochemical high density mud reactor

VERI developed a new concept of a physicochemical reactor capable to operate where suspended solids are over 10% (MES) and with low retention times (TURBOFLO* Process). This new reactor produces water treated with low MES by a clarifier integrated in the inside of the reactor without using a chemical clarification product. This new technology can mainly be used in treating and softening water to prevent clogging within the filtration UF/MF units, nano filtration, osmose concentrate treatment, NF, recuperation of product (by ex N/P, STRUVIA process), for absorption. The TURBOFLO* Process has been patented.

High rate Multiflo softening without sand

High Rate Multiflo Softening is a softening procedure developed for the industrial market. The goal is to increase the performance of the Multiflo-Actiflo Softening technology by combining it with the reaction performance of Multiflo (mud rate) with the clarification speed of Actiflo to reduce energy needs. A very convincing first demonstration of High Rate Multifo Softening met expected targets and pilot tests have demonstrated suitable performance. The end goal is to present an increase in water passage over the clarifier of more than 20% (without microsand). This technology has already been patented in the United States.

Energy and Buildings

“Smart” operation of urban heating networks

Two new R&I projects led by Dalkia Corporate and Dalkia Polska have been jointly carried out by the Heat Tech Center (HTC) in Warsaw and VERI. The methodological approach of VERI and the expertise of HTC have been combined to optimize their rapid deployment in the Warsaw network, with deployment expected in other Veolia networks. The first project is the Reliable “District Heating” which aims to develop a method and means to better manage the reliability of an urban heating network. This project combines an evaluation and a localization of thermal losses in pipes, but it also develops tools to decide on the proper management of the network. The second project is the “SmartSub-stations,” which aims to increase the performance of sub-stations and to develop the downstream services for buildings connected to the network. This project also aims to develop statistical approaches and data mining, using data from various sensors along with physics.

COOPERE: advanced software for the study of energy optimization of industrial sites

Within the COOPERE framework, a first site study has been carried out, combining energy integration and energy valorization of by-products. This study was carried out by VERI and Dalkia Romania in collaboration. In parallel, the software development continues with utilitarian modules (heat pump, TAG) and an optimization module which will be integrated in the ProSimPlus software. The principles of measuring energy use are defined and are being integrated in ProSimPlus.

Starting up the Dalkia boiler with corn cobs

VERI contributed trials in the biomass boiler service with corn cobs at the LIMGRAIN silos (Ennezat). The Centre de Recherche de Limay analyzed and enabled the samples of corn cobs, evaluated the quality of the ashes and provided a recommendation on the agronomic valorization and interpreted the results on atmospheric emissions.

Multiprotocol Bridge Advanced technical management of tertiary buildings

This multiprotocol bridge, which VERI has tested and validated, will be deployed on buildings operated by Dalkia to make them more accessible to Dalkia’s telemanagement infrastructure. This bridge includes advanced services for building occupants (virtual telemanagement) and the Dalkia operators (local supervision interfaces) as well as the delivery of data (via specific tables for example) to Dalkia.

Industrial Utilities: Solution testing for advanced reporting

Together with Dalkia, VERI researches monitoring and steering solutions related to the deployment of the Performance Energies et Carbone offers for industrial utilities. Early in 2013 Dalkia and VERI decided to test two new energy steering solutions to allow flexible reporting and advanced analysis functions on Dalkia sites. These solutions were identified by VERI and by certain BUs (e.g., Sweden). Experimenting with these solutions involves the participation of various countries (Benelux, France, Sweden, United Kingdom).

Heating network decision tool

Together with the École Polytechnique Fédérale de Lausanne (Switzerland), VERI is developing a software tool to identify and compare a whole range of energy solutions which can be used to produce urban heating (new or extension). The tools propose various solutions to the user who can then, on the basis of local knowledge financial, political and social situations, identify the mix that must be studied closely. The methodology and the MIX tool have been tested on two group networks in Cergy and in Charleville Mézières (France).

Environmental Services

Implementation of tele-operated sorting in the new waste sorting center of Amiens

Tele-operated sorting is a technological advancement coming from VERI and is a major development in waste sorting operations. The operator does the sorting on a touchscreen, without any contact with the waste. Tele-sorting improves working conditions of the operator but also strengthens quality control. The result of five years of multidisciplinary work, and of close collaboration between the research, technical and operational teams, the industrial prototype has just been installed as a method of quality control for the sorting of packaging waste in the brand new sorting center in Amiens (Picardie, France). For a year, activity and impact of the tele-sorting on health and environment at work will be monitored and analyzed. This innovative measure opens the way to a whole new type of sorting centers where technological innovations and human competence go hand-in-hand. The principle of telemanagement can be applied to a whole gamut of solutions, including sorting packaging, fibrous material, bulky waste, hazardous waste or soiled waste.

Research on agricultural reuse of waste within the "End of Waste" framework

In February 2013, the R&I results obtained within a project of the agricultural reuse waste project have allowed us to evaluate with scientific data the regulatory project "End of Waste" regarding the status of waste at the European level. We have been able to determine the values of copper and zinc, impurities and organic materials in composts and digestates, as well as assess compliance with procedural requirements. The results of two experimental tests in Yvelines with QualiAgro and in Alsace with Colmar, which have been carried out in collaboration with the Institut National de Recherche Agronomique (INRA) since 1998, provide undeniable scientific support for maintaining and promoting the agricultural reuse of organic waste and composts. On both sites, the agricultural value and environmental impact of organic waste products, such as compost of household waste, compost of biowaste, mud compost, non-composted mud, non-composted manure, composted manure, continues to be studied.

Organization of the RAMIRAN colloquium

VERI is a partner of the 15th International Conference on the Network for Recycling Agricultural, Municipal and Industrial Residues in Agriculture (RAMIDAN), which was held on June 3 and 5, 2013, in Versailles, and was organized by the research unit of INRA "Environnement & Grandes Cultures". For more than 15 years, INRA and VERI have evaluated the agricultural value and the environmental impact of urban compost, through QualiAgro, which forms part of the national network of sites for surveying and studying long-term recycling effects of organic waste in cultivated areas.

Additional Innovation

Territorial Innovation Accelerator (TIA) in Nord-Pas de Calais (France)

The innovation network in the Nord-Ouest region, together with Orange, Rabot Dutilleul (BT), and the innovation companies in Nord-Pas de Calais, and with support from the Stratégie Régionale d' Innovation (SRI), has started the TIA in Nord-Pas de Calais. It is the first time the knowledge of large groups has been brought together with that of innovating companies in a French region. Early in 2013, the three initiators of the TIA project started a first offer to construct intelligent buildings, or "Smart Buildings." Two out of 20 innovative companies were selected. Some concrete steps have already been taken. For example, Effigenie has come up with two software products for the optimization of energy consumption in buildings. "Effipilote" allows for the management of heating and ventilation systems based on weather forecasts. "Effivision" allows consumption tracking and defines areas of improvement through monthly statements and an alert system. Dalkia Nord has integrated the Effigenie solution in one of its contracts for energy optimization of community buildings. Additionally, Webinage has applied an innovative "computerized handyman" to manage landlord-tenant relations. Dalkia Nord has integrated Webinage in its GOGENACT project following the project Adème "Intelligent building horizon 2020" which aims to develop durable energy management that unites people within a neighborhood.

A second call for tender on the theme of "city of tomorrow" was made in November 2013, with various innovating companies preselected on CAMPUS Nord Europe Veolia. In view of the success of these two operations, the Conseil Régional, through its regional innovation agency, has decided to install the system in the country in the long term. TIA is expected to be duplicated in other regions of France and abroad.

FOR CITY

The urban development model developed by VERI together with industrial partners (notably a small and medium sized business from Lyon), led to the signing of a contract with the PUB of Singapore and of Grand Lyon. These two projects for urban development seek to offer optimized scenarios for urban development with criteria such as energy efficiency, quality of life, optimized waste management and environmental impact.

VERIMOVE

VERI offers a new prototype car-sharing service that combines hybrid, electric and solar-powered vehicles, provides all operational needs and offers 23% less environmental impact as well a reduction of 12 fewer vehicles for 48, leading to potential savings of €43,000 per year.

PATENTS AND LICENSES

See Item 4. “Information on Our Company — Intellectual Property”.

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

PRELIMINARY NOTE

The presentation of our results of operations in 2013 has been changed substantially compared to prior years. Most significantly, we have applied for the first time IFRS 10 and 11, with the result that our joint ventures that were previously accounted for under the proportional consolidation method are now accounted for under the equity method. This has had a significant impact on our revenues and adjusted operating cash flow, particularly in our Energy Services division. In addition to operating income, and in accordance with a recommendation of the French Accounting Standards Authority dated April 4, 2013, we present operating income after the share of net income of equity-accounted entities that represent an extension of our core business areas. See “Overview – Change in Accounting Method for Joint Ventures” for further details.

In the discussion that follows, our results of operations for 2012 and 2011 have been represented compared to previously published figures to reflect the application of the IFRS 10 and 11, as well as amendments to IAS 19 relating to employee benefit obligations.

We expect the presentation of our future results of operations to be further impacted by two significant factors.

•

First, on March 25, 2014, we signed an agreement to acquire EDF’s interest in the international activities of Dalkia, our Energy Services affiliate, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction). Starting on the closing date of this transaction, Dalkia France’s results of operations and financial condition will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method.

•

Second, following organizational changes implemented as part of our transformation plan (described below), we will change our segment reporting, which is currently based on three divisions (Water, Environmental Services and Energy Services), plus an “other” segment. Starting in 2014, our segments will be based on a geographical presentation (France, Europe excluding France, and the Rest of the World), plus a segment for certain businesses that we conduct on a worldwide basis, as well as an “other” segment.

We provide below certain financial information to show the impact that these changes would have had if they had been applied to our revenues, adjusted operating cash flow and industrial investments in 2012 and 2013. See “Overview –Changes in Financial Presentation in 2014” for further information.

OVERVIEW

Results of Operations in 2013

Our results of operations in 2013 reflect the second year of our transformation plan, including the initial implementation of a new geographical organization, a robust cost reduction program, continued asset divestitures and a reduction in net financial debt.

In addition, our results of operations in 2013 were significantly impacted by the economic climate and factors that affected our operating environment in each of our divisions:

•

in the Water division, a decrease in construction activity and contractual erosion in France, partially offset by the higher tariffs due to indexation in France and in Central and Eastern Europe and the slowdown in Technologies and Networks activities;

•

in the Environmental Services division, a difficult macro-economic environment that led to a decline in recycled raw material prices and volumes and a drop in activity levels in Europe (mainly France and Germany); and

•

in the Energy Services division, the progressive termination of gas cogeneration contracts, partially offset by the favorable energy price impact compared to 2012 and improved weather conditions.

We recorded consolidated revenue of €22,314.8 million in the year ended December 31, 2013, compared with €23,238.9 million for the year ended December 31, 2012, representing a decline of 4.0% (1.8% at constant consolidation scope and exchange rates). The revenue trend improved over the course of the year, with the most significant quarterly decline compared to the prior year occurring in the first quarter of 2013.

Our operating income after the share of net income of equity-accounted entities declined from €699.4 million in 2012 to €669.2 million in 2013, largely as a result of goodwill impairment charges in the Environmental Services Division, as well as restructuring charges in our Water Division, offset in part by positive net income resulting from the impact of the fair value remeasurement of the interest in Proactiva that we held at the time we acquired the remaining stake.

Our adjusted operating income, a non-GAAP financial measure that excludes these and certain other items of income and charges described below, increased from €798.1 million in 2012 to €921.9 million in 2013, an increase of 15.5% (16.9% at constant exchange rates) that was largely attributable to certain charges recorded in 2012 in our Energy Services Division in Italy, as well as the reversal of certain provisions for pension-related liabilities in 2013.

Adjusted Operating Cash Flow, an indicator described below that we use to measure the performance of our segments, declined by 6.4% (4.7% at constant exchange rates), from €1,918.7 million in 2012 to €1,796.3 million in 2013, reflecting primarily the factors affecting the economic and operating environment described above.

Net income attributable to owners of the Company was €404.0 million in 2012, while we recorded a net loss attributable to owners of the Company of €135.3 million in 2013. Adjusted net income attributable to owners of the Company (a non-GAAP financial measure that excludes the items excluded from adjusted operating income described above, as well as certain other items described below) was €223.2 million for the year ended December 31, 2013, compared with €58.5 million for the year ended December 31, 2012.

Our industrial investments declined from €1,708 million in 2012 to €1,245 million in 2013, a decrease of approximately 27%. We realized total net investments (representing gross financial and industrial investments less divestitures) of €283 million in 2013, compared to a net inflow from investments of €1,008 million in 2012, primarily because of a higher level of divestitures recorded in 2012. Our gross financial debt declined from €16.0 billion at the end of 2012 to €12.6 billion at the end of 2013. Our net financial debt (a non-GAAP financial indicator that we describe below) decreased from €10.8 billion at the end of 2012 to €8.2 billion at the end of 2013.

Transformation and cost reduction plan

On July 8, 2013, as part of our transformation plan, we announced a new organizational structure that includes two primary aspects. First we have established a country-based organization for Water and Environmental Services activities, which have been placed together under the authority of a single director in each country. Once we complete our acquisition of EDF’s interest in Dalkia International, described below, we will integrate it into our geographical organization structure. Second we have created two new functional departments, one dedicated to Innovation and Markets, the other to Technology and Performance.

The announcement of the new organizational structure of the Group does not change the terms of performance monitoring or resource allocation for the current year and therefore does not impact segment reporting in 2013. Beginning in 2014, our chief operating decision-maker evaluates the performance of our Group on the basis of the new organizational structure, and our reporting segments have therefore been revised to reflect this structure. See “Changes in Presentation in 2014.”

As part of our transformation plan, we also adopted an additional cost reduction plan (the Convergence Plan) that targets additional cost savings beyond those in our annual efficiency plan. Under this plan, we are targeting greater cost reductions from increased mutualization and information system streamlining, purchasing, and efficiency projects in the businesses and headquarters.

Our cost reduction plan (Convergence) generated €178 million in additional cumulative savings in the year ended December 31, 2013, net of implementation costs. A portion of this amount was realized in joint ventures that are accounted for by the equity method. Excluding joint ventures, the cumulative impact on operating income in 2013 was approximately €140 million.

Reorganization of Ownership Structure in Energy Services

On October 28, 2013, we announced that we were in advanced discussions with EDF for the conclusion of an agreement relating to our jointly-owned subsidiary Dalkia. A definitive agreement was signed on March 25, 2014. The closing of the transaction is subject to approval by competition authorities and other customary conditions.

The transaction will involve the acquisition by EDF of all of the Dalkia group’s activities in France, while we will acquire Dalkia’s international activities. We will also make a cash payment (estimated at €550 million, subject to adjustment) to EDF to compensate for the difference in value of the investments owned by the two shareholders in the various Dalkia group entities. The transaction will allow us to promote the development of Dalkia’s activities internationally, while strengthening our ambitions in the energy services sector. It will also put an end to the litigation between EDF and Veolia Environnement pending before the Paris Commercial Court, which is described in Item 8 – “Financial Information – Litigation.”

This transaction is reflected as follows in our Consolidated Financial Statements as of and for the year ended December 31, 2013:

•

Transfer of Dalkia’s assets and liabilities in France to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the consolidated statement of financial position, pursuant to IFRS 5, for a net asset amount of €1,529.1 million, including Dalkia France’s external debt of €203.8 million;

•

Remeasurement of Dalkia France’s assets and liabilities at the lower of net carrying amount and fair value less costs to sell, without any impact on the Group’s Consolidated Financial Statements as of December 31, 2013;

•

The results of operations of Dalkia France remain fully consolidated, while our investment in Dalkia International is accounted for by the equity method following the application of IFRS 10 and 11.

Following completion of the transaction, we will own all of Dalkia’s international activities, which will be fully consolidated in our financial statements. We will no longer hold any interest in Dalkia France. We have presented below under “Changes in Financial Presentation in 2014” certain quantitative information relating to the anticipated change in presentation of the activities of Dalkia.

Transdev and SNCM

On October 31, 2013, our Memorandum of Understanding relating to our planned reduction of our interest in Transdev Group lapsed as a result of significant difficulties encountered by Société Nationale Corse Méditerranée (SNCM), a company that provides ferry service between Corsica and the French mainland. The Memorandum contemplated that we would acquire the 66% interest in SNCM held by Transdev Group, following which the Caisse des dépôts et consignations would increase its interest in Transdev Group to 60%. Because of the difficulties of SNCM we were unable to reach a definitive agreement prior to the deadline of October 31, 2013 set forth in the Memorandum of Understanding.

Accordingly, we have modified the accounting presentation of our investment in Transdev Group, which in 2012 was accounted for as a discontinued operation in our consolidated income statement, except for SNCM, which in 2012 was accounted for under the proportional consolidation method (prior to the application of IFRS 10 and 11).

In our 2013 financial statements, our interest in Transdev Group is recorded as an investment in a joint venture, accounted for by the equity method. We have also modified retrospectively the accounting presentation of our investment in 2012 and 2011. Our share of income from Transdev Group is not included in our operating income after share of income (loss) of equity-accounted entities, but instead is recorded in our consolidated income statement at a lower level. This is because, under the recommendation of the French Accounting Standards Authority of April 4, 2013, our operating income after share of income (loss) of equity-accounted entities only includes income from equity affiliates that represent an extension of our group’s business. Given that we still plan to withdraw from Transdev Group, our investment does not represent an extension of our business within the meaning of this recommendation.

SNCM is equity-accounted as part of Transdev. Given the ongoing litigation involving Transdev (decribed in Item 8, “Financial Information – Litigation”), we have evaluated our exposure to SNCM as a result of our indirect interest. We have determined that the best way to account for this exposure is to recognize the amounts that would be payable under the most probable scenario, which is an insolvency proceeding coupled with a disposal plan:

•

In our Consolidated Financial Statements as of December 31, 2013, the equity-accounted value of Transdev Group reflects a fair appraisal of the Group’s exposure to its interest in SNCM;

•

Our receivable due from SNCM of €14 million is fully written-off in our Consolidated Financial Statements as of December 31, 2013.

In connection with the litigation referred to above, the European Commission has claimed that SNCM must reimburse State aid relating to the SNCM privatization process (€220 million excluding interest) and subsidies relating to so-called complementary services (€220 million excluding interest). In the most probable scenario of an insolvency proceeding, these amounts would not be paid (see Note 35 to the Consolidated Financial Statements as of December 31, 2013, Contingent assets and liabilities). If events were to evolve in a manner different from this scenario, we would reassess the financial impact.

An assessment by the Group of the value in use of Transdev Group (excluding SNCM) confirmed its net carrying amount in our consolidated balance sheet.

Commercial Overview

The Group has recorded a number of commercial successes since January 1, 2013 including:

•

On January 31, 2013, the city of Rialto and its concession company Rialto Water Services (RWS) awarded Veolia Water North America, a Veolia Water subsidiary, a contract to manage the city's water and wastewater systems. This 30-year contract should generate estimated cumulative revenue of USD 300 million (approximately €226 million at the 2013 average exchange rate).

•

Veolia ES Singapore, a subsidiary of Veolia Environmental Services, was awarded a contract for the collection and management of municipal waste and recycling in the Clementi Bukit Merah district of Singapore. This 7½-year contract should generate estimated cumulative revenue of SGD 220 million (approximately €132 million at the 2013 average exchange rate).

•

On April 15, 2013, QGC, a wholly-owned subsidiary of BG Group, awarded Veolia Water a 20-year contract to manage the three water treatment plants at its coal gas production sites in the Surat Basin, in Queensland, eastern Australia. This contract is expected to generate estimated cumulative revenue of €650 million and includes a 5-year extension option on expiry.

•

On April 29, 2013, Dalkia announced the renewal of its management contract for heat generation and distribution installations in Bratislava's Petržalka district. This new 20-year contract should generate estimated cumulative revenue of €1.1 billion over the period 2019-2039.

•

On May 15, 2013, Veolia Water won a €130 million contract to build three units for the treatment of raw water and wastewater for the Chilean pulp and paper producer, CMPC.

•

On May 31, 2013, Thames Water, the UK's largest water and wastewater services company, selected a consortium comprising Veolia Water, Costain and Atkins to deliver a major tranche of its program of essential upgrades to water and wastewater networks and treatment facilities across London and the Thames Valley. The amount of work for Veolia Water could be worth as much as £450 million (€530 million) for the period 2015 to 2020.

•

On July 2, 2013, Marafiq awarded Veolia Water a contract to design, build and operate the largest ultrafiltration and reverse osmosis desalination plant in Saudi Arabia. This contract is expected to generate USD 310 million (€232 million) in revenue for the plant's design and construction and USD 92 million (€69 million) in revenue for its operation over 10 years, with an option to extend the contract for a further 20 years.

•

On July 16, 2013, MAF Dalkia was awarded a global energy and technical management contract for Abu Dhabi’s flagship airports. This 3-year contract is expected to generate cumulative revenue of €40 million and includes a full range of energy savings strategies and management of all technical installations and security systems across the 4 main airports of the ADAC.

•

On September 11, 2013, Veolia Water and Vapor Procesos signed a contract with Codelco to recover copper contained in tailings ponds at the El Teniente mine, the world’s largest copper producing mine, located in the south of Santiago de Chile. This mine annually produces roughly 400,000 tons of copper.

•

On November 15, 2013, Dalkia announced that it had finalized with the Canadian fund Fengate Capital Management Ltd the financing of one of the largest biomass plants in Canada. Under this Design, Finance, Build, Operate, Maintain contract, Dalkia will be responsible for industrial management and installation maintenance as well as the supply and preparation of wood biomass. This 30-year contract should generate estimated revenue of €600 million.

•

On December 12, 2013, Veolia, through its subsidiary Sidem, was awarded, in partnership with Hyundai Heavy Industries, the Engineering, Purchasing, Construction contract for the desalination plant of the Az Zour North complex in Kuwait. Hyundai will be responsible for building the 1,500 MW capacity electrical power station. The plant’s electricity and water production will be fully purchased by the Kuwait government over 40 years. Work began at the end of 2013 and will be completed at the end of 2016. Revenue is estimated at €320 million.

Divestitures and Acquisitions

Divestitures

Our principal divestitures in the year ended December 31, 2013 were the following:

•

the divestiture of European wind activities on February 28, 2013, following the signature of a memorandum of understanding with Asah on January 21, 2013, for a share value of €23.5 million;

•

the divestiture of the Veolia Water subsidiary in Portugal (Compagnie Générale des Eaux du Portugal – Consultadoria e Engenharia) on June 21, 2013, to Beijing Enterprises Water Group, for an enterprise value of approximately €91 million;

•

the initial public offering on the Oman stock exchange of 35% of the shares of Sharqiyah Desalinisation Company (of which 19.25% held by the Group) on June 13, 2013, which resulted for the Group in the sale of 1,255,128 shares for €2.7 million. Following the listing, this entity has been equity-accounted since June 30, 2013. The impact on Group net financial debt was €89 million;

•

the deconsolidation of practically all Environmental Services activities in Italy, following the approval of the group voluntary liquidation plan (Concordato preventivo di gruppo, CPG) on July 17, 2013. The impact on Group net financial debt was €90 million;

•

the divestiture of Marine Services Offshore on August 29, 2013 for an enterprise value of €23 million to Harkland Global Holdings Limited (US fund);

•

the divestiture of its 24.95% stake in Berlin Water in the amount of €636.3 million. This transaction was carried out on December 2, 2013; and

•

the divestiture of Regaz by Dalkia France on December 12, 2013, for a consideration of €46.5 million.

Overall, these financial (in enterprise value) and industrial divestitures represented a total of €1,237 million in the year ended December 31, 2013.

Acquisitions

On November 28, 2013, we completed the acquisition of the 50% stake in Proactiva Medio Ambiente previously held by the Fomento de Construcciones y Contratas (FCC) group, representing the entirety of the interest in Proactiva Medio Ambiente that we did not already own.

This transaction will allow us to consolidate our positions in Latin America in waste management and water treatment and support our development strategy in this high-growth region.Had the Proactiva Medio Ambiente been fully consolidated in our accounts as of January 1, 2013, its revenue and operating income would have amounted to €510.1 million and €42.7 million, respectively.The total transaction amount of €150 million and its breakdown are presented in Note 3.3 to our Consolidated Financial Statements as of December 31, 2013.

In 2013, Proactiva Medio Ambiente was equity-accounted up to the date of acquisition of control and fully consolidated thereafter. In accordance with the provisions of IFRS 3R, this transaction is reflected by:

•

the recognition of net income of €82 million, equal to the fair value remeasurement of the investment stake that we previously held in Proactiva Medio Ambiente;

•

the recognition of provisional goodwill of €193 million;

•

a financial investment of €238 million (enterprise value), comprising the cash payment of €125 million and additional Proactiva Medio Ambiente debt of €113 million included in Group net financial debt.

Discontinued Operations

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the 2012 and 2011 financial statements have been represented to give comparable data that excludes items and operations that had been divested or classified in discontinued operations or reclassified as continuing operations as at December 31, 2013. The following entities are classified into a separate line, “Net income / (loss) from discontinued operations.” Some of these entities were already classified as discontinued operations at the end of 2012.

•

Entities in the course of divestiture at the end of 2013, which includes our water activities in Morocco and global urban lighting activities (Citelum);

•

Entities that were divested prior to the end of 2013, which includes our European wind energy activities (divested in February 2013); our share of net income (loss) of the associate Berlin Water to December 2, 2013; our regulated activities in the United Kingdom in the Water Division, (divested in June 2012); solid waste activities in the United States in the Environmental Services Division (divested in November 2012) and U.S. wind energy activities (divested in December 2012).

•

Furthermore, as described above the contribution of Transdev Group was reclassified as continuing operations for fiscal years 2013, 2012 and 2011.

Correspondingly, as of December 31, 2013, our balance sheet classifies assets and liabilities relating to the following activities as being held-for-sale:

•

Dalkia France;

•

Moroccan Water activities;

•

global urban lighting activities (Citelum).

Change in Accounting Method for Joint Ventures

Beginning as of January 1, 2013, our interests in joint venture entities are no longer accounted for through the proportional consolidation method, which was eliminated under IFRS for joint ventures. Instead, joint ventures are accounted for by the equity method.

The 2013 accounts were significantly affected by our early retrospective adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the Consolidated Financial Statements, resulting in the end of the proportionate consolidation method for joint ventures, which are now accounted for under the equity method. We have therefore represented the accounts for the years ended December 31, 2012 and 2011.

More specifically, pursuant to IFRS 11, there are only two types of joint arrangements: joint ventures and joint operations.

•

A joint venture is a joint arrangement whereby the parties (joint venturers) that have joint control of the arrangement have rights to the net assets of the arrangement.

•

A joint operation is a joint arrangement whereby the parties (joint operators) have direct rights to the assets and obligations for the liabilities, relating to the arrangement.

Joint arrangements classified as joint ventures must be accounted for using the equity method (proportionate consolidation is no longer authorized). Each joint operator in a joint operation must account for the assets and liabilities (income and expenses) relating to its interest in the joint operation.

Following the entry into effect of the new consolidation standards and recommendation no. 2013-01 issued by the French Accounting Standards Authority (Autorité des Normes Comptables, ANC) on April 4, 2013, the share of net income of the Group's equity-accounted entities that are an extension of our principal businesses, is included in the income statement line item "Operating income after share of net income (loss) of equity-accounted entities”. Investors should note that the share of net income (loss) of equity-accounted entities that is included in this line item reflects certain items that are not part of operating income at the level of our Group, such as net financial expense, income tax expense and non-controlling interests.

The main entities concerned by the adoption of these new standards and in particular IFRS 11 are as follows:

•

Dalkia International, joint venture in the Energy Services division, 75% held by Dalkia and 25% held by EDF (as described above, we have signed an agreement to acquire EDF’s stake, but the closing of this transaction has not yet occurred);

•

ProActiva Group, joint venture of the “Other Segments” division, 50% held by Fomento de Construcciones y Contratas (FCC) until November 28, 2013, the date of acquisition by the Group of the 50% stake previously held by FCC;

•

Chinese concessions, comprising around twenty joint ventures within the Water division;

•

Transdev Group (as discussed above, our investment in Transdev Group is not viewed as an extension of our principal businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013, and therefore income from Transdev Group is not included in operating income after share of net income (loss) of equity-accounted entities).

See Note 1.1.4 to our Consolidated Financial Statements for the year ended December 31, 2013 (included in this annual report on Form 20-F) for additional information relating to the impact of the first-time adoption of IFRS 10, 11 and 12. See Note 8 to our Consolidated Financial Statements for the year ended December 31, 2013 for financial information relating to our principal equity affiliates.

Changes in Financial Presentation in 2014

The presentation of our results of operations in our 2014 consolidated financial statements are expected to be significantly impacted by two factors. The first is our anticipated full consolidation of the international activities of Dalkia. The second is our change in reporting segments resulting from the organizational changes that are part of our transformation plan.

Dalkia

As described above, on March 25, 2014, we signed an agreement with EDF that will result in our acquisition of EDF’s interest in Dalkia International and our transfer of Dalkia France to EDF, as well as a cash payment from us to EDF. Starting on the closing date of this transaction, Dalkia France will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method.

In order to illustrate the potential impact of this transaction, we have recalculated our revenue, adjusted operating cash flow and industrial investments for 2012 and 2013, as if Dalkia France had been eliminated from the scope of consolidation, and as if Dalkia International had been fully consolidated. We refer to this as “recalculated” revenue, adjusted operating cash flow and industrial investments. This information is presented solely for illustration purposes. It does not constitute pro forma information prepared in accordance with Article 11 of Regulation S-X of the Securities and Exchange Commission. The figures do not reflect any potential adjustments to be made with respect to invoicing between the various entities or any future synergies.

	Year ended December 31, 2012		Year ended December 31, 2013
(in € million)	Historical	Recalculated	Historical	Recalculated	Recalculated % change at current exchange rates	Recalculated % change at constant exchange rates and consolidation scope
Revenue	23,238.9	24,532.7	22,314.8	23,448.3	-4.4%	-1.3%
Adjusted operating cash flow	1,918.7	2,084.3	1,796.3	2,086.8	0.1%	3.1%
Industrial investments	1,708.1	1,966.6	1,245.0	1,459.1	-25.8%	N/A

Change in Reporting Segments

As noted above, beginning in 2014, our chief operating decision-maker evaluates the performance of our Group on the basis of the new organizational structure. As a result, we will revise our reporting segments as of January 1, 2014 to reflect this structure. Our new reporting segments are the following:

•

France, which includes our water and environmental services activities in France.

•

Europe excluding France, which includes our water and environmental services activities in Europe outside of France.

•

Rest of the World, which includes the water and environmental services activities in all other countries.

•

Global Businesses, which includes certain businesses that we conduct on a worldwide basis (mainly Technology and Networks and hazardous waste treatment).

•

Other, which includes businesses such as Transdev Group, which are not considered core activities.

Once the Dalkia transaction is completed, the Energy Services activities of Dalkia International will be integrated into the appropriate geographical segments.

Cumulative Impact of Dalkia Transaction and Change in Reporting Segments

The following table sets forth information on our revenues, adjusted operating cash flow and industrial investments for the years ended December 31, 2012 and 2013, recalculated to take into account the Dalkia transaction as described above, and based on the segment reporting that will apply starting in 2014 (including the integration of Dalkia International in our reporting segments).

Revenue in € millions	December 31, 2012 Recalculated	December 31, 2013 Recalculated	% change at current exchange rates
France	5,857.1	5,672.7	-3.1%
Europe, excluding France	7,841.5	7,670.2	-2.2%
Rest of the world	4,808.7	4,552.2	-5.3%
Global Businesses	4,617.8	4,205.7	-8.9%
Other	1,407.6	1,347.5	-4.3%
Total	24,532.7	23,448.3	-4.4%

Adjusted operating cash flow in € millions	December 31, 2012 Recalculated	December 31, 2013 Recalculated	% change at current exchange rates
France	651.9	633.6	-2.8%
Europe, excluding France	1,017.1	938.0	-7.8%
Rest of the world	401.0	421.8	5.2%
Global Businesses	254.0	216.8	-14.6%
Other	(239.7)	(123.4)	-48.5%
Total	2,084.3	2,086.8	0.1%

Industrial investments in € millions	December 31, 2012 Recalculated	December 31, 2013 Recalculated	% change at current exchange rates
France	354.3	313.1	-11.6%
Europe, excluding France	628.8	567.3	-9.8%
Rest of the world	515.5	335.9	-34.8%
Global Businesses	148.8	121.4	-18.4%
Other	319.2	121.4	-62.0%
Total	1,966.6	1,459.1	-25.8%

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

Segment Reporting: Adjusted Operating Cash Flow

In accordance with IFRS 8, we report financial information on our segments. Historically, we have reported on four segments: Water, Environmental Services, Energy Services and Transportation. Since our decision, announced on December 6, 2011, to disengage from the Transportation sector, we report on three segments: Water, Environmental Services, and Energy Services. Our segment reporting information is presented in Note 39 to our Consolidated Financial Statements included in this annual report on Form 20-F. Our segment reporting will be revised starting in 2014 to reflect changes in our organizational structure. See “—Overview – Change in Financial Presentation in 2014.”

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

Adjusted operating cash flow is reconciled to operating income for the years ended December 31, 2013, 2012, and 2011 under “—Results of Operations—Year Ended December 31, 2013 Compared to Year Ended December 31, 2012” and “—Results of Operations—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011.”

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

The non-GAAP financial measures that we use in multiple places in this section include the following:

“Adjusted operating income” is equal to operating income after share of net income (loss) of equity-accounted entities, adjusted to exclude the impact of goodwill impairment charges and certain special items.

Adjusted net income attributable to owners of the Company is equal to net income attributable to owners of the Company adjusted to exclude goodwill impairment charges, share of net income of other equity-accounted entities and certain special items.

Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units, and restructuring costs (costs resulting from the adoption of a detailed restructuring plan, such as a redundancy plan). For this purpose, we generally consider a disposal to have the potential to change the economics of one or more cash-generating units if the total consideration exceeds approximately €80 million based on enterprise value and before deducting non-controlling interests or adjusting for proportional consolidation. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

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

Adjusted operating income is reconciled to operating income and to operating income after share of net income (loss) of equity-accounted entitiesand adjusted net income attributable to owners of the Company is reconciled to net income attributable to owners of the Company, in each case for the years ended December 31, 2013, 2012, and 2011 in “—Results of Operations—Year Ended December 31, 2013 Compared to Year Ended December 31, 2012” and “—Results of Operations—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011.”

“Constant Exchange Rates” is a term that we use to refer to growth in our revenues, adjusted operating cash flow, operating income, operating income after share of net income (loss) of equity-accounted entities and adjusted operating income, excluding the impact of changes in foreign currency exchange rates. We calculate constant exchange rate figures by applying to current year figures the exchange rate from the preceding year. When we present percentage growth (or decline) on a constant exchange rate basis, we also present the corresponding figure on a current exchange rate basis.

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

Group management prepares cash flow forecasts based on the most recent long-term plan, prepared in June of each year and approved by the Board of Directors in November of each year (the most recent plan was approved by the Board of Directors in November 2013). This plan covers the year in progress and the next six years. This period is representative of the average duration of our long-term contract portfolio and our short-term activities. The preparation of the plan requires management to exercise considerable judgment about matters that are necessarily subject to uncertainty when the plan is prepared.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given our activities, a cash-generating unit is below the operating segment level in the organizational structure and generally represents a country in each division. Future cash flows are taken for the first six years from the long term plan. The terminal value is calculated based on discounted forecast flows for the last year (2019), and an assumed perpetual growth rate described below.

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

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2019 may not be considered a standard year. Therefore, the long-term plan was extended to 2025 for the “Water–China” cash-generating unit, in order to identify standard flows for the calculation of the terminal value.

The estimated recoverable value of our CGUs is sensitive to changes in the assumptions that we use. We have performed sensitivity analyses in respect of the principal assumptions, and have described the results of these analyses in Note 4 to our Consolidated Financial Statements included in this annual report on Form 20-F. As described in Note 4 to our Consolidated Financial Statements, the changes in operating cash flows taken into account for the purpose of these sensitivity tests include operating cash flows before changes in working capital, less investments, plus changes in working capital. We performed a sensitivity analysis relating to the discount rate and perpetual growth rate for CGUs with a net carrying amount of goodwill in excess of €100 million. We have also performed a sensitivity analysis relating to the cash flow analysis over the period of the long-term plan for Environmental Services Germany and Environmental Services Poland CGUs, which we consider to be material and sensitive. The results of these sensitivity analyses are the following:

•

A 1% increase in the discount rate used would result in recoverable values that are, in the aggregate, €95.7 million below the net carrying amount for all CGUs tested, including €90.7 million for the Environmental Services Germany CGU and €5.0 million for the Environmental Services Poland CGU.

•

A 1% decrease in the perpetual growth rate used would result in recoverable values that are, in the aggregate, €91.1 million below the net carrying amount for all CGUs tested, including €88.6 million for the Environment Services Germany CGU and €2.5 million for the Environmental Services Poland CGU.

•

A 5% decrease in cash flow over the period of the long-term plan would result in a €29.9 million decrease in the recoverable value of the Environment Services Germany CGU, and €2.3 million decrease for the Environment Services Poland CGU.

The carrying values of the CGUs specifically identified above and the amounts of goodwill included in such CGU are as follows as at December 31, 2013:

(in € million)	Environmental Services Germany	Environmental Services Poland
Carrying value of the CGU	513.5	37.4
Goodwill	247.7	-

In 2012, we considered our Water France CGU to be material and sensitive. In 2013, actions launched by new management of the Water France CGU and, in particular, the expected effects of the restructuring plan, result in a recoverable amount in excess of the net carrying amount, including with a 1% increase in the discount rate, a 1% decrease in the perpetual growth rate, or a 5% decrease in operating cash flows. However, the value of the cash-generating unit remains sensitive to the realization of forecast savings and contract renewal terms and conditions.

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

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not provided. More information is available on our restructuring provisions in Note 17 to our Consolidated Financial Statements included in this annual report on Form 20-F.

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

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available. If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates; we estimate inflation rates using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used. The assumptions used to measure pension liabilities as of December 31, 2013 are described in Note 30 to our Consolidated Financial Statements.

The Group benefit obligation is especially sensitive to discount and inflation rates. A 1% increase in the discount rate would decrease the benefit obligation by approximately €186 million and the current service cost of the next year by €5 million. A 1% decrease in the discount rate would increase the benefit obligation by €221 million and the current service cost of the next year by €6 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by approximately €174 million and the current service cost of the next year by €6 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €152 million and the current service cost by €5 million.

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

Although realization of deferred tax assets is not assured, as of December 31, 2013, we believe that realization of the recognized net deferred tax assets of €859.2 million is more likely than not based on expectations as to future taxable income in the jurisdictions in which the deferred tax assets arise.

We have recognized net deferred tax assets relating to tax loss carryforwards of €234.4 million as of December 31, 2013. In the United States, which represents €178.4 million of this amount, the Group would need to generate approximately €475.6 million of taxable income during the respective carry forward periods to fully realize its deferred tax assets.

We have recognized deferred tax assets relating to deductible timing differences of €624.8 million as of December 31, 2013 and deferred tax liabilities relating to taxable timing differences for €801.1 million. In the French tax group, we have restricted recognized deferred tax assets on timing differences to the amount of deferred tax liabilities.

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

RESULTS OF OPERATIONS

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

Overview

The following table shows a breakdown of our revenues in 2012 and 2013:

Year ended December 31, 2013 (in € million)	Year ended December 31, 2012 represented (in € million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
22,314.8	23,238.9	-4.0%	-1.8%	-0.4%	-1.8%

For the year ended December 31, 2013, our consolidated revenue was €22,314.8 million, representing a decrease of 4.0% compared to €23,238.9 million for the year ended December 31, 2012. On a quarterly basis, in 2013, revenues were down 3.9% in the first quarter, down 2.6% in the second quarter, down 5.5% in the third quarter and down 4.0% in the fourth quarter, respectively as compared to the corresponding quarter in 2012.

At constant consolidation scope and exchange rates, 2013 revenue declined by 1.8% compared to 2013 revenue. On a quarterly basis, in 2013, at constant consolidation scope and exchange rates, revenuesshowed more resilience, with revenues down 3.0% in the first quarter, 1.0% in the second quarter, and 1.5% in the third and fourth quarters, respectively, as compared to the corresponding quarter in 2012.

Changes in consolidation scope decreased 2013 revenue by €95.5 million, including a decrease of €108.2 million in revenue in the Environmental Services division due to changes in scope, primarily related to the divestiture of activities in Switzerland, the Baltic States, the disposal of Energonut in Italy and Pinellas in 2012, as well as the divestiture of Marine Services Offshore in the United States in August 2013. This was partially offset by an increase of €38.8 million in revenue relating to the acquisition of the 50% stake held by the Fomento de Construcciones y Contratas (FCC) Group in Proactiva Medio Ambiente as from November 28, 2013.

Foreign exchange fluctuations decreased 2013 revenue by €416.6 million, reflecting primarily the appreciation of the euro against the Australian dollar (accounting for a €100.3 million decrease in revenues), the pound sterling (accounting for a €88.4 million decrease in revenues), the Japanese yen (accounting for a €85.8 million decrease in revenues), the US dollar (accounting for a €56.4 million decrease in revenues) and the Czech crown (accounting for a €20.9 million decrease in revenues).

The decrease in revenues at constant consolidation scope and exchange rates is explained principally by the following factors:

•

in the Water division, a reduction in construction activity, contractual erosion in France and a slowdown in Technologies and Networks activities, partially offset by higher tariffs due to indexation in France and in Central and Eastern Europe;

•

in the Environmental Services division, a difficult macroeconomic environment that led to a decline in recycled raw material prices and volumes and a drop in activity levels in Europe (mainly France and Germany);

•

in the Energy Services division, the progressive termination of gas cogeneration contracts with Dalkia France, partially offset by improved energy prices and weather conditions compared to 2012.

The share of our revenue generated outside France in 2013 was €11,011.2 million, or 49.3% of total revenue compared to 50% in 2012.

The following table shows the breakdown of our revenues by division in 2013 and 2012:

Revenues by Division	Year ended	Year ended	% Change
(in € million)	December 31, 2013	December 31, 2012	2013/2012
Water	10,221.9	10,696.2	-4.4%
Environmental Services	8,075.5	8,512.0	-5.1%
Energy Services	3,756.5	3,852.0	-2.5%
Other	260.9	178.7	46.0%
Revenue	22,314.8	23,238.9	-4.0%
Revenue at 2012 exchange rates	22,731.4	23,238.9	-2.2%

Water

The following table shows our Water division’s revenues in 2013 and 2012:

Year ended December 31, 2013 (in € million)	Year ended December 31, 2012 (in € million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
10,221.9	10,696.2	-4.4%	-2.2%	-0.3%	-1.9%

Revenues from our Water division decreased 4.4% in 2013 compared to 2012, due to a decrease in construction activity, contractual erosion in France and a slowdown in Technologies and Networks activities, partially offset by higher tariffs due to indexation in France and in Central and Eastern Europe.

Revenue from Operations activities remained relatively stable, up 0.6% at constant consolidation scope and exchange rates and down 1.6% at current consolidation scope and exchange rates compared to 2012. Excluding the negative impact of Construction activities, Operations revenue would have increased by approximate 0.1% (2.3% at constant consolidation scope and exchange rates). This relative stability reflected contrasting trends:

•

In France, a decline in revenues of 2.3% at constant consolidation scope (and a decline of 2.7% at current consolidation scope), in line with a slowdown in the construction business, contractual erosion and a decrease in volumes sold (which were down 1.5% in 2013 compared to 2012), accentuated by adverse weather conditions in 2013, and partially offset by a favorable indexing effect compared with 2012;

•

Outside France, revenue rose by 3.2% at constant consolidation scope and exchange rates and declined only 0.5% at current consolidation scope and exchange rates. In Europe, revenue climbed (5.0% at constant consolidation scope and exchange rates and 3.8% at current consolidation scope and exchange rates), with solid performances in Romania and the Czech Republic tied to price increases and favorable volume and price trends in Germany. Revenue declined in the United Kingdom due to the completion of construction contracts in 2012. Revenue declined by 1.4% in the Asia-Pacific region at constant consolidation scope and exchange rates (13.3% at current consolidation scope and exchange rates) due to a downturn in construction business in Korea and Japan. The 5.3% increase reported in the United States at constant consolidation scope and exchange rates (2.0% at current consolidation scope and exchange rates) benefited from the robust performance of industrial contracts.

Technologies and Networks revenue fell sharply by 9.8% (down 7.5% at constant consolidation scope and exchange rates) primarily due to the completion of numerous contracts in France and internationally in the Design and Build sector, the lower contribution of the Hong Kong sludge incineration plan construction contract and unfavorable weather conditions in France and Belgium. Bookings were up 32% compared to December 2012, to €3.3 billion at the end of December 2013. The increase in bookings was primarily with industrial clients in the oil and gas sectors, although we also experienced an upturn on the municipal market toward year end.

Environmental Services

The following table shows our Environmental Services division’s revenues in 2013 and 2012:

Year ended December 31, 2013 (in € million)	Year ended December 31, 2012 represented (in € million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
8,075.5	8,512.0	-5.1%	-1.5%	-1.3%	-2.3%

Revenue from the Environmental Services division declined by 5.1% (1.5% at constant consolidation scope and exchange rates) compared to 2012, mainly due to a 1.5% fall in recycled raw material prices and volumes (with some improvement in the second half of the year) and a 1.1% drop in wastevolumes and activity levels, mainly in municipal collection.

In the Environmental Services division, changes in consolidation scope contributed to a €108.2 million decrease in revenues in 2013, mainly resulting from the disposal of activities in Switzerland and the Baltic States, Energonut in Italy and Pinellas in 2012 together with the divestiture of Marine Services Offshore in the United States in August 2013.

In France, revenue declined 2.7% at both current and constant consolidation scope, as a result of declines in both recycled raw material volumes and prices (paper and scrap metals) and in the level of municipal and commercial collection activity due to high levels of competition.

Outside France, revenue declined 6.7% (0.7% at constant consolidation scope and exchange rates). Revenue in Germany fell 7.8% under the combined effect of lower recycled raw material prices and volumes and adverse economic trends in the industrial sector. Revenue in the United Kingdom increased 3.1% at constant consolidation scope and exchange rates (while decreasing 1.8% at current consolidation scope and exchange rates) due to the increase in PFI contract revenue offset by the weakening of the pound sterling against the euro. In North America, where revenues were up 1.5% at constant consolidation scope and exchange rates but down 8.2% at current consolidation scope and exchange rates, revenue benefitted from growth in the hazardous waste and industrial sector (petrochemicals and refining) activity, but was negatively affected by the weaker U.S. dollar. Revenue rose by 1.1% in Australia at constant consolidation scope and exchange rates (while decreasing 6.7% at current consolidation scope and exchange rates) due to the rising price of commercial waste collection services offset by the weaker Australian dollar.

Energy Services

Following the application of IFRS 10 and 11, Energy Services division revenue comprises:

•

100% of revenue of Dalkia France activities, as Dalkia International is equity-accounted; and

•

the revenue of U.S. operations wholly owned by the Group.

The following table shows our Energy Services division’s revenues in 2013 and 2012:

Year ended December 31, 2013 (in € million)	Year ended December 31, 2012 represented (in € million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
3,756.5	3,852.0	-2.5%	-1.1%	-1.2%	-0.2%

Revenues from our Energy Services division declined slightly (down 2.5% at current consolidation scope and exchange rates and 1.1% at constant consolidation scope and exchange rates), due to the end of gas cogeneration contracts in France, partially offset by higher energy prices (which contributed approximately €55 million compared with revenue for the year ended December 31, 2012) and favorable weather conditions in France, in a difficult commercial environment.

In France, revenue declined 3.2% (down 1.9% at constant consolidation scope), due to the termination of gas cogeneration contracts, partially offset by higher energy prices, combined with more favorable weather conditions.

In the United States, revenue rose 7.3% (10.9% at constant consolidation scope and exchange rates), due to higher gas prices as well as an increase in steam volumes sold following a return to harsh weather conditions compared with a particularly mild 2012 winter.

 “Other” Segment

The following table shows the revenues of our “Other” segment in 2013 and 2012:

Year ended December 31, 2013 (in € million)	Year ended December 31, 2012 represented (in € million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
260.9	178.7	46.0%	-4.2%	50.2%	0%

The “Other” segment groups together certain industrial multi-service contracts and various Group holding companies. The external growth in “Other”segment revenue was primarily due to the acquisition of the 50% stake held by the Fomento de Construcciones y Contratas (FCC) Group in Proactiva Medio Ambiente, resulting in the full consolidation of Proactiva as from November 28, 2013.

Revenue by Geographical Region

The following table shows the breakdown of our revenue by geographical region and operating segment (division):

Year ended December 31, 2013 (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,365.7	1,007.8	311.7	1,118.2	617.2	784.7	166.5	883.7	250.2	716.2	10,221.9
Environmental Services	3,288.3	961.0	1,676.7	83.2	149.8	637.9	785.6	189.3	114.0	189.7	8,075.5
Energy Services	3,479.5	0.0	0.0	0.0	0.0	277.0	0.0	0.0	0.0	0.0	3,756.5
Other	170.1	0.0	0.0	0.0	43.3	0.0	0.0	1.0	0.0	46.5	260.9
Revenue	11,303.6	1,968.8	1,988.4	1,201.4	810.3	1,699.6	952.1	1,074.0	364.2	952.4	22,314.8

December 31, 2012 represented (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,516.5	895.7	345.6	1,119.1	672.4	807.8	199.4	1,109.6	243.7	786.4	10,696.2
Environmental Services	3,380.9	1,042.3	1,700.8	100.6	237.5	708.3	841.6	195.0	102.7	202.3	8,512.0
Energy Services	3,594.0	0.0	0,0	0.0	0.0	258.0	0.0	0.0	0.0	0.0	3,852.0
Other	130.9	0.0	3.3	0.0	38.7	0.0	0.0	0.6	0.0	5.2	178.7
Revenue	11,622.3	1,938.0	2,049.7	1,219.7	948.6	1,774.1	1,041.0	1,305.2	346.4	993.9	23,238.9

change (in € million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(150.8)	112.1	(33.9)	(0.9)	(55.2)	(23.1)	(32.9)	(225.9)	6.5	(70.2)	(474.3)
Environmental Services	(92.6)	(81.3)	(24.1)	(17.4)	(87.7)	(70.4)	(56.0)	(5.7)	11.3	(12.6)	(436.5)
Energy Services	(114.5)	0.0	0.0	0.0	0.0	19.0	0.0	0.0	0.0	0.0	(95.5)
Other	39.2	0.0	(3.3)	0.0	4.6	0.0	0.0	0.4	0.0	41.3	82.2
Revenue	(318.7)	30.8	(61.3)	(18.3)	(138.3)	(74.5)	(88.9)	(231.2)	17.8	(41.5)	(924.1)
% change	-2.7%	1.6%	-3.0%	-1.5%	-14.6%	-4.2%	-8.5%	-17.7%	5.1%	-4.2%	-4.0%
% change at constant consolidation scope and exchange rates	-2.7%	1.6%	1.3%	0.2%	-14.1%	-1.0%	1.2%	-10.0%	5.7%	0.2%	-2.2%

Operating Income

Operating income was €490.5 million for the year ended December 31, 2013, compared to €711.3 million for the year ended December 31, 2012, representing a decrease of 31.0% (29.7% at constant exchange rates). The change in operating income resulted primarily from the following factors:

•

a decline in adjusted operating cash flow of 6.4% (4.7% at constant exchange rates) to €1,796.3 million for the year ended December 31, 2013, compared with €1,918.7 million for the year ended December 31, 2012. The adjusted operating cash flow margin declined from 8.3% in 2012 to 8.0% in 2013. These changes are explained below under “—Adjusted Operating Cash Flow”.

•

impairment losses on goodwill (and negative goodwill) of €168.4 million, particularly in the Environmental Services division in Germany and Poland in the amount of €167.9 million, compared with €64.8 million for the year ended December 31, 2012. This additional goodwill impairment of the Environmental Services division in Germany was due to the review of operating performances undertaken as part of the new long-term plan drafted by management and including the optimization of certain sites, restructuring measures already initiated, synergies between the Group’s various activities and the growth of the traditional industrial and commercial collection activities;

•

the recognition as of December 31, 2013 of restructuring expenses in connection with the Water division voluntary departure plan in France (in the amount of €97 million);

•

a €45.9 million increase in depreciation and amortization expense at current exchange rates compared with 2012, particularly due to the impact of the reorganization project in France in the Water division and its repercussions on information systems. Net depreciation and amortization charges amounted to €1,219.8 million for the year ended December 31, 2013, compared with €1,173.9 million for the year ended December 31, 2012, including a negative exchange rate impact of €18.8 million.

The impact of these factors in 2013 were partially offset by an increase in capital gains on industrial and financial asset divestitures to €151.2 million for the year ended December 31, 2013, compared with €119.5 million for the year ended December 31, 2012, including the positive impact of the deconsolidation of Italian activities in the Environmental Services division, following the approval of the “Concordato preventivo di gruppo” (CPG) (see Note 35 to our Consolidated Financial Statements included at Item 18 of this annual report on Form 20-F).

Cost of sales was €18,959.9 million in 2013, a decline of 3.1% compared to cost of sales of €19,563.0 million recorded in 2012. Cost of sales represented 85.0% of revenues in 2013, and 84.2% of revenues in 2012. Selling, general and administrative expenses in 2013 were €2,977.9 million compared with €3,069.9 million in 2012, representing a decrease of 3.0%, or €92.0 million, at current consolidation scope and exchange rates, including a negative exchange rate impact of €56 million. This decline incorporates the effects of the divestiture program and cost reduction plan launched by our Group in 2012.The ratio of selling, general and administrative expenses to revenue was 13.3% in 2013, compared with 13.2% in 2012.This slight variation was primarily due to anincrease in restructuring expenses (including charges and reversals) recorded in selling, general and administrative expenses, which amounted to €122.7 million for the year ended December 31, 2013, compared with €37.7 million for the year ended December 31, 2012. Apart from these costs, the ratio of SG&A costs to revenue was 12.8% in 2013, compared with 13.0% in 2012.

Share of Net Income (Loss) of Equity-Accounted Entities

The share of net income of equity-accounted entities totaled income of €178.7 million in 2013 compared to a loss of 11.9 million in 2012. The share of net income (loss) of equity-accounted entities can be split between the share of net income (loss) of joint ventures and the share of net income (loss) of associates.

Share of net income (loss) of joint ventures

The share of net income of joint ventures was €160.3 million for the year ended December 31, 2013, compared with a net loss of €36.3 million for the year ended December 31, 2012.

This substantial improvement was primarily due to:

•

the development, in Dalkia International, of China’s Harbin network with new connections; and

•

the turnaround in Dalkia International’s results in Spain and Italy; in 2012 a €65.1 million charge relating to receivables and accrued expensesin Italy was recorded.

Our main joint ventures are in Dalkia International and the Chinese water concessions (for a total of approximately twenty joint ventures), and our interests in those joint ventures range between 21% and 50% depending on the concession.The main indicators for these joint ventures are as follows:

Dalkia International Contribution (1) (€ million)	Year ended December 31, 2013	Year ended December 31, 2012 represented	% change
Revenue	3,450.2	3,662.2	-5.8%
Operating income	177.1	63.9	177.1%
Adjusted operating cash flow	357.1	273.6	30.5%
Share of net income (loss)	25.0	(119.8)	n.s.
(1) Dalkia International Contribution at 75.8%

Chinese Water Concessions Contribution (2) (€ million)	Year ended December 31, 2013	December 31, 2012 represented	% change
Revenue	555.0	549.3	1.0%
Operating income	47.9	57.1	-16.1%
Adjusted operating cash flow	114.4	111.0	3.0%
Share of net income (loss)	9.0	20.1	-55.2%
(2) Group Share

More detailed information is presented in Notes 8 and 39 to our Consolidated Financial Statements for the year ended December 31, 2013.

Share of net income of associates

The share of net income of associates was €18.4 million for the year ended December 31, 2013, compared with €24.4 million for the year ended December 31, 2012.

Operating Income After Share of Net Income (Loss) of Equity-Accounted Entities

Operating income after share of net income or loss of joint ventures and associates decreased by 4.3% (2.7% at constant exchange rates) to €669.2 million for the year ended December 31, 2013, compared with €699.4 million for the year ended December 31, 2012. It includes the share of net income of joint ventures and associates (presented above) in the amount of €178.7 million, compared with a net loss of €11.9 million for the year ended December 31, 2012.

Adjusted Operating Income

Adjusted operating income, including the share of adjusted net income (loss) of equity-accounted entities, totaled €921.9 million, compared with €798.1 million for the year ended December 31, 2012, an improvement of 16.9% at constant exchange rates and 15.5% at current consolidation scope and exchange rates.

The following tables show a reconciliation of our adjusted operating income with operating income and operating income after share of net income (loss) of equity-accounted entities by division in 2013 and 2012.

December 31, 2013	Operating income (A)	Share of net income (loss) of equity-accounted entities (B)	Operating income after share of net income (loss) of equity- accounted entities (C)=(A)+(B)	Adjustments		Adjusted operating income (F)=(C)-(D)-(E)
(€ million)				Impairment losses on goodwill(1) (D)	Special items(2) (E)
Water	290.2	26.3	316.5	(0.5)	(121.2)	438.2
Environmental Services	156.6	32.7	189.3	(167.9)	(16.0)	373.2
Energy Services	154.8	35.7	190.5	0.0	(12.3)	202.8
Other	(111.1)	84.0	(27.1)	0.0	65.2	(92.3)
Total	490.5	178.7	669.2	(168.4)	(84.3)	921.9

December 31, 2012 represented	Operating income (A)	Share of net income (loss) of equity-accounted entities (B)	Operating income after share of net income (loss) of equity- accounted entities (C)=(A)+(B)	Adjustments		Adjusted operating income (F)=(C)-(D)-(E)
(€ million)				Impairment losses on goodwill (1) (D)	Special items(2) (E)
Water	386.9	32.4	419.3	(51.9)	(4.3)	475.5
Environmental Services	267.1	48.4	315.5	(13.2)	0.3	328.4
Energy Services	210.2	(100.2)	110.0	0.0	(11.2)	121.2
Other	(152.9)	7.5	(145.4)	0.0	(18.4)	(127.0)
Total	711.3	(11.9)	699.4	(65.1)	(33.6)	798.1

(1)

In 2013, impairment losses on goodwill (negative goodwill is presented in the “Special Items” column) included €167.9 million recognized in the Environmental Services division in Germany and Poland and €0.5 million in the Water division. Goodwill impairment charges in 2012 concerned impairment of goodwill recognized on non-regulated activities in the United Kingdom in the Water division and Environmental Services division activities in Estonia and Lithuania.

(2)

2013 reflects primarily restructuring expenses relating to the voluntary departure plan of the Water division in France (in the amount of €97 million) and the headquarters, as well as the net income of €82 million relating to the fair value remeasurement of the investment stake previously held in Proactiva which are presented in the “Special items” adjustments column. The impairment losses on the securities of equity-accounted companies are also presented in the “Special items” adjustments column, i.e. €17.1 million for the Water division (China and India) and €8.4 million for Dalkia United Kingdom and Latin America. In 2012 impairment losses on the securities of equity-accounted companies presented in “Special items” adjustments totaled €4.6 million for non-regulated Water activities in the United Kingdom and €16.4 million for Dalkia Estonia and Israel.

The increase in adjusted operating income in 2013 reflects:

•

the positive impact of the deconsolidation of Environmental Services activities in Italy, which was partially offset by asset impairments at an industrial site in Canada and at waste disposal facilities in the United Kingdom in the Environmental Services division;

•

the reversal of senior executive pension provisions in Veolia Environnement SA, which had a positive impact of €40.3 million, following the closure of the senior executive defined benefit pension plan;

•

a comparison to 2012 in which a €65.1 million impairment on receivables and other accrued expenses in Italy in Energy Services (i.e., €81.5 million before taxes) was recorded during the year ended December 31, 2012 in the share of adjusted net income of joint ventures;

These factors were partially offset by the decrease in adjusted operating cash flow as discussed below under “—Adjusted Operating Cash Flow.”

Operating Income and Adjusted Operating Income by Division

The following table breaks down changes in operating income before the share of income of equity-accounted entities and adjusted operating income by division for the years ended December 31, 2013 and 2012.

	Operating income				Adjusted operating income
(€ million)	December 31, 2013	December 31, 2012 represented	% Change	% Change at constant exchange rates	December 31, 2013	December 31, 2012 represented	% Change	% Change at constant exchange rates
Water	290.2	386.9	-25.0%	-24.9%	438.2	475.5	-7.8%	-7.6%
Environmental Services	156.6	267.1	-41.4%	-38.1%	373.2	328.4	13.6%	16.4%
Energy Services	154.8	210.2	-26.3%	-25.9%	202.8	121.2	67.5%	68.0%
Other	(111.1)	(152.9)	27.3%	27.3%	(92.3)	(127.0)	27.4%	27.4%
Total	490.5	711.3	-31.0%		921.9	798.1	15.5%
Total at 2012 exchange rates	500.4	711.3		-29.7%	932.9	798.1		16.9%
Operating income margin	2.2%	3.2%			N/A	N/A

Water

The Water division’s operating income declined to €290.2 million for the year ended December 31, 2013, compared to €386.9 million for the year ended December 31, 2012, representing a decrease of 25.0% (24.9% at constant exchange rates).

The share of net income of equity-accounted entities of the Water division decreased from income of €32.4 million for the year ended December 31, 2012 to income of €26.3 million for the year ended December 31, 2013.

Adjusted operating income decreased 7.8% (7.6% at constant exchange rates) to €438.2 million for the year ended December 31, 2013, compared to €475.5 million for the year ended December 31, 2012.

The following factors affected the change in both operating income and adjusted operating income from 2012 to 2013:

•

a decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow,”

•

lower capital gains on disposals,

•

an increase in net operating depreciation and amortization charges, mainly due to charges in France in connection with the planned reorganization and its impacts on the information systems.

In addition, operating income (but not adjusted operating income) was penalized by the increase in net charges to operating provisions of €94.4 million for the year ended December 31, 2013, compared to €5.8 million for the year ended December 31, 2012, reflecting €97 million of restructuring costs recorded in connection with the Water division voluntary departure plan in France (and excluded from adjusted operating income as an adjustment).

The operating income margin (operating income / revenue) of the Water division fell from 3.6% for the year ended December 31, 2012 to 2.8% for the year ended December 31, 2013.

Environmental Services

The Environmental Services division’s operating income decreased to €156.6 million for the year ended December 31, 2013, compared to €267.1 million for the year ended December 31, 2012, representing a decrease of 41.4% (38.1% at constant exchange rates).

The share of net income of equity-accounted entities of the Environmental Services division decreased from income of €48.4 million for the year ended December 31, 2012 to income of €32.7 million for the year ended December 31, 2013.

Adjusted operating income increased 13.6% (16.4% at constant exchange rates) to €373.2 million for the year ended December 31, 2013, compared to €328.4 million for the year ended December 31, 2012.

The following factors affected the change in both operating income and adjusted operating income from 2012 to 2013:

•

a decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

the positive impact arising from the deconsolidation of Italian activities, following the approval of the “Concordato preventivo di gruppo” (CPG); and

•

adecrease in net charges to operating provisions, mainly due to the absence of impairment losses recorded for the Marine Services business, which were recorded in 2012 in connection with the fair value adjustment related to the sale agreement.

In addition, operating income (but not adjusted operating income) was impacted by €167.9 million of goodwill impairment charges recognized in Germany and Poland.

The operating income margin (operating income / revenue) of the Environmental Services divisiondeclined from 3.1% for the year ended December 31, 2012 to 1.9% for the year ended December 31, 2013.

Energy Services

The Energy Services division’s operating income decreased to €154.8 million for the year ended December 31, 2013, compared to operating income of €210.2 million for the year ended December 31, 2012.

The share of net income of equity-accounted entities of the Energy Services division changed from a loss of €100.2 million for the year ended December 31, 2012 to income of €35.7 million for the year ended December 31, 2013. This substantial improvement was primarily due to:

•

the development, in Dalkia International, of China’s Harbin network with new connections;

•

the turnaround in Dalkia International’s results in Spain and Italy and the charges relating to receivables and accrued expenses in Italy recognized in 2012 for €65.1 million (i.e., €81.5 million before taxes).

Adjusted operating income increased 67.5% (68.0% at constant exchange rates) to €202.8 million for the year ended December 31, 2013, compared with €121.2 million for the year ended December 31, 2012.

The following factors affected the change in both operating income and adjusted operating income from 2012 to 2013:

•

a decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

an increase in net charges to operating provisions to €2.6 million for the year ended December 31, 2013, compared to a net reversal of €13.0 million for the year ended December 31, 2012, in connection with the settlement of disputes in 2012; and

•

lower capital gains on disposals, which decreased to €18.5 million for the year ended December 31, 2013, from €48.7 million for the year ended December 31, 2012.

The operating income margin (operating income / revenue) fell from 5.5% for the year ended December 31, 2012 to 4.1% in the year ended December 31, 2013.

Other Segment

Operating loss of the Other segment decreased from €152.9 million for the year ended December 31, 2012, to €111.1 million for the year ended December 31, 2013.

The share of net income of equity-accounted entities of the Other segment increased from income of €7.5 million for the year ended December 31, 2012 to income of €84.0 million for the year ended December 31, 2013. The 2013 figure represented primarily the impact of the fair value remeasurement of the interest in Proactiva that we held at the time we acquired the remaining stake.

Adjusted operating income improved to a loss of €92.3 million for the year ended December 31, 2013, from a loss of €127.0 million for the year ended December 31, 2012.

The following factors affected the change in both operating income and adjusted operating income from 2012 to 2013:

•

a decrease in net operating provisions charges attributable to the reversal of senior executive pension provisions in Veolia Environnement SA for €40.3 million following the closure of the senior executive defined benefit pension plan;

partially offset by:

•

a decrease in adjusted operating cash flow of the segment, discussed below under “—Adjusted Operating Cash Flow.”

Adjusted Operating Cash Flow

Adjusted operating cash flow declined 6.4% (4.7% at constant exchange rates) to €1,796.3 million for the year ended December 31, 2013, compared with €1,918.7 million for the year ended December 31, 2012.

The decrease in adjusted operating cash flow in 2013 was impacted:

•

in the Water division, by contractual erosion in France and a drop in profitability of German activities tied to the reduction in energy margins, as well as a deterioration in the margin of the Hong Kong project in the Technologies and Networks business;

•

in the Environmental Services division, by an unfavorable recycled raw material price differential in France and Germany; and

•

finally by changes in restructuring expenses, including the impact of the Veolia Environnement voluntary departure plan.

Conversely, adjusted operating cash flow benefited from:

•

the positive contribution of cost saving plans, net of implementation costs;

•

the French CICE Employment and Competitiveness social security tax credit, which was partly offset by the increase in the “Forfait social” (a corporate social security contribution);

•

price increases in France and Central and Eastern Europe and the solid performance of industrial contracts in the United States in the Water division; and

•

the reversal of operating difficulties and the related restructuring expenses in the Environmental Services division.

The foreign exchange impact on adjusted operating cash flow was limited to €32.1 million and mainly concerned the Environmental Services division (pound sterling and Australian dollar).

The following table breaks down the changes in adjusted operating cash flow by division, at both current and constant exchange rates:

(€ million)	Adjusted operating cash flow
	December 31, 2013	December 31, 2012 represented	Change
			at current exchange rates	at constant exchange rates
Water	833.1	853.6	-2.4%	-1.6%
Environmental Services	846.7	911.3	-7.1%	-4.6%
Energy Services	228.7	244.8	-6.6%	-5.9%
Other	(112.2)	(91.0)	-23.3%	-23.3%
Adjusted operating cash flow	1,796.3	1,918.7	-6.4%
Adjusted operating cash flow at 2012 exchange rates	1,828.4	1,918.7		-4.7%
Adjusted operating cash flow margin	8.0%	8.3%

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by division in 2013 and 2012:

December 31, 2013 (€ million)	Operating income (A)	Net charges to operating provisions (B)	Net depreciation and amortization (C)	Impairment losses on goodwill (D)	Capital gains (losses) on divestiture of non-current assets (E)	Other (F)	Adjusted operating cash flow (G)=(A)-(B)-(C) -(D)-(E)-(F)
Water	290.2	(94.4)	(491.3)	(0.5)	51.4	(8.1)	833.1
Environmental Services	156.6	(6.9)	(587.3)	(167.9)	80.3	(8.3)	846.7
Energy Services	154.8	(2.6)	(89.9)	0.0	18.5	0.1	228.7
Other	(111.1)	51.4	(51.3)	0.0	1.0	0.0	(112.2)
TOTAL	490.5	(52.5)	(1,219.8)	(168.4)	151.2	(16.3)	1,796.3

December 31, 2012 represented (€ million)	Operating income (A)	Net charges to operating provisions (B)	Net depreciation and amortization (C)	Impairment losses on goodwill (D)	Capital gains (losses) on divestiture of non-current assets (E)	Other (F)	Adjusted operating cash flow (G)=(A)-(B)-(C) -(D)-(E)-(F)
Water	386.9	(5.8)	(448.3)	(51.5)	63.2	(24.3)	853.6
Environmental Services	267.1	(65.8)	(580.1)	(13.3)	9.0	6.0	911.3
Energy Services	210.2	13.0	(97.0)	0.0	48.6	0.8	244.8
Other	(152.9)	(10.5)	(48.5)	0.0	(1.3)	(1.6)	(91.0)
TOTAL	711.3	(69.1)	(1,173.9)	(64.8)	119.5	(19.1)	1,918.7

Water

Adjusted operating cash flow decreased by 2.4% (1.6% at constant exchange rates) to €833.1 million for the year ended December 31, 2013, compared with €853.6 million for the year ended December 31, 2012.

For Operations activities, adjusted operating cash flow rose by 1.1% at constant exchange rates (0.5% at current consolidation scope and exchange rates).

Adjusted operating cash flow benefited in particular from:

•

the positive contribution of cost saving plans, net of implementation costs;

•

solid performance of industrial contracts in the United States;

•

the non-recurrence of impairment losses on trade receivables in the United Kingdom and Guadeloupe; and

•

price increases in France and Central and Eastern Europe.

These items were partially offset by:

•

contractual erosion and lower volumes in France;

•

a decline in the profitability of German operations due to an unfavorable change in margins on electricity; and

•

the exceptional activity in Japan in 2012 following the earthquake, which was not repeated in 2013.

The adjusted operating cash flow of the Technologies and Networks business declined sharply in line with the deterioration in the margin on the sludge incineration contract in Hong Kong.

The adjusted operating cash flow margin increased slightly from 8.0% in the year ended December 31, 2012 to 8.2% in the year ended December 31, 2013.

Environmental Services

Adjusted operating cash flow decreased 7.1% (4.6% at constant exchange rates) to €846.7 million for the year ended December 31, 2013, compared with €911.3 million for the year ended December 31, 2012.

Adjusted operating cash flow in 2013 declined due to:

•

the difficult macroeconomic context and the lower prices of recycled raw materials in France and Germany;

•

the decline in the level of activity in municipal and commercial waste collection in France and Germany and in industrial services in France; and

•

greater cost inflation than the service price increases in France, the United Kingdom and Germany.

These items were offset by:

•

the net impact of the cost reduction plans; and

•

the reversal of operating difficulties and the related restructuring expenses incurred in the Africa-Middle East region.

The adjusted operating cash flow margin decreased slightly from 10.7% in the year ended December 31, 2012 to 10.5% in the year ended December 31, 2013.

Energy Services

Adjusted operating cash flow decreased 6.6% (5.9% at constant exchange rates) to €228.7 million for the year ended December 31, 2013, compared with €244.8 million for the year ended December 31, 2012.

The decline in adjusted operating cash flow was mainly attributable to the unfavorable regulatory factors that led to the progressive termination of gas cogeneration contracts in France. The net impact of the cost reduction plans helped to absorb the impact of commercial portfolio losses.

The adjusted operating cash flow margin decreased from 6.4% in the year ended December 31, 2012, to 6.1% in the year ended December 31, 2013.

Other Segment

Adjusted operating cash flow was negative €112.2 million for the year ended December 31, 2013, compared with negative €91 million for the year ended December 31, 2012. This deterioration over the period was primarily due to the impact of the Veolia Environnement voluntary departure plan, partially offset by the reversal of provisions related to the closure of the senior executive defined benefit pension plan.

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Net Finance Costs (in € million)	Year ended December 31, 2013	Year ended December 31, 2012
Income	46.4	71.8
Expenses	(622.6)	(716.0)
Finance costs, net	(576.2)	(644.2)

Net finance costs totaled €576.2 million for the year ended December 31, 2013, compared with €644.2 million for the year ended December 31, 2012. The decrease in net finance costs between 2013 and 2012 was mainly due to:

•

a reduction in expenses following the partial buybacks of bond tranches in 2012 and 2013;

•

a reduction in expenses related to the repayment at maturity of €432 million of bonds that matured in May 2013 (which bore interest at 4.875%) and of USD 490 million of bonds that matured in June 2013 (which bore interest at 5.25%);

•

repayment of the drawdown in Polish zlotys on the multi-currency syndicated loan facility in April 2013 in the amount of €390 million (euro equivalent).

Net finance costs in 2013 included €73.1 million of expense related to the buyback of bond lines in 2013. In 2012, we incurred €47.3 million of expenses in connection with the repurchase of our bonds.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (in € million)	Year ended December 31, 2013	Year ended December 31, 2012
Net gains on loans and receivables	99.6	132.3
Net gains and losses on available-for-sale assets (including dividends)	3.9	3.8
Assets and liabilities at fair value through profit and loss	0.2	(1.1)
Unwinding of the discount on provisions	(41.3)	(50.3)
Foreign exchange gains and losses	(5.8)	(23.2)
Other	(18.6)	(10.7)
Other financial income and expenses	38.0	50.8

Other financial income and expenses decreased from net income of €50.8 million for the year ended December 31, 2012 to €38.0million in net expenses for the year ended December 31, 2013, reflecting the changes in the items set forth in the table above.Net gains and losses on loans and receivables include income from joint venture loans, including loans to Dalkia International of €88.9 million in 2013, €91.9 million in 2012 and €65.3 million in 2011 and loans to Transdev Group of €20.4 million in 2013, €25.3 million in 2012 and €26.0 million in 2011.

Income Tax Expense

The income tax expense for the year ended December 31, 2013 was €128.3 million, compared to €52.9 million in 2012. Our effective tax rate in 2013 was 269.0%, due to asset impairment charges that are not deductible for tax purposes and the non-recognition of deferred tax assets in certain countries and tax groupings according to their respective business plans. In France, in light of the 5-year business plan used for purposes of determining whether we can recognize deferred tax assets, the Veolia Environnement tax group limited the recognition of deferred tax assets to the amount of deferred tax liabilities as of December 31, 2013, as was the case in 2011 and 2012.

Share of Net Income of Other Equity-Accounted Entities

Other equity-accounted entities include only the Transdev Group, in which we own a 50% interest. See “Overview – Transdev and SNCM” for information relating to our accounting treatment of Transdev Group. We recorded a net loss of €51.5 million in respect of our equity share of Transdev Group in 2013, compared to a net loss share of €45.3 million in 2012.

Key operational indicators for Transdev Group (at 100%) for the years ended December 31, 2013 and December 31, 2012 are as follows:

(€ million)	Transdev Group Year ended December 31, 2013 (*)	Transdev Group Year ended December 31, 2012 represented (*)
Revenue	6,606.1	6,797.2
Adjusted operating cash flow	341.8	297.3
Operating income (**)	38.6	(291.1)
Net income (loss)	(140.3)	(381.9)
(*) after application of IFRS 10, 11 and 12 (**) including the share of net income (loss) of joint ventures and associates.

Transdev’s revenues declined 2.8% in 2013 compared to 2012. At constant consolidation scope and exchange rates, Transdev reported a slight decrease in revenues (down 1.0%). The impact of the termination of the Nice and Cannes municipal contracts in France, as well as Friesland and ZHN in the Netherlands, was partially offset by growth in international business, primarily in Australia with the new Sydney Ferries contract and the Melbourne bus franchise.

Operating income for the year ended December 31, 2013 increased to €38.6 million from a loss of €291.1 million for the year ended December 31, 2012. Operating income benefitted from the increase in adjusted operating cash flow described below as well as from significantly lower impairment losses on goodwill and non-current assets, down €278 million compared to 2012, during which Transdev recorded substantial impairment losses in the Netherlands.

In an ongoing uncertain economic environment, the adjusted operating cash flow of Transdev Group increased by 15.0% (13.1% at constant consolidation scope and exchange rates). This positive trend was attributable in France to improved operating performances, the savings realized by the plans initiated by Transdev management and the net contribution of the CICE Employment and Competitiveness social security tax credit, and for most other countries to the initial results of action plans and a decrease in overheads reflecting the impact of measures undertaken in 2012.

The net loss of Transdev Group for the year ended December 31, 2013 was €140.3 million. Our share of net loss from Transdev was €51.5 million, representing our proportionate share of net loss after non-controlling interests, adjusted to account for certain impairment charges and other amounts.

Net Income from Discontinued Operations

Net income from discontinued operations was €27.3 million for the year ended December 31, 2013, compared with net income of €431.8 million for the year ended December 31, 2012, and includes operations divested or in the course of divestiture.

Net income arising from these operations for the year ended December 31, 2013 mainly comprised the Water activities in Morocco in the course of divestiture and the interest in Berlin Water divested in early December 2013.

Net income from discontinued operations for the year ended December 31, 2012 mainly comprised:

•

the net income of regulated Water activities in the United Kingdom divested in June 2012, including a capital gain on divestiture of €233.3 million net of transaction costs; and

•

the net income of solid waste activities in the United States in the Environmental Services division divested in November 2012, including a capital gain on divestiture of €208.4 million net of the tax impact and transaction costs.

Net Income for the Year Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was €113.8 million for the year ended December 31, 2013, compared with €35.6 million for the year ended December 31, 2012.

This item mainly concerns the minority shareholders of subsidiaries in the Water division (net income of €68.9 million in 2013), the Environmental Services division (net income of €8.6 million in 2013), the Energy Services division (net income of €36.0 million in 2013) and the Other segment (net income of €0.3 million in 2013).

The rise in the net income attributable to non-controlling interests was mainly due to the increase in the net income of Dalkia International in connection with the charges relating to receivables and accrued expenses in Italy that had been recognized in 2012.

Net Income (Loss) Attributable to Owners of the Company

Net loss attributable to owners of the Company was €135.3 million for the year ended December 31, 2013, compared with net income of €404.0 million for the year ended December 31, 2012. Adjusted net income attributable to owners of the Company was €223.2 million for the year ended December 31, 2013, compared with €58.5 million for the year ended December 31, 2012.

Given the weighted average number of shares outstanding of 523.5 million in 2013 (basic and diluted) and 509.0 million in 2012 (basic and diluted), loss per share attributable to owners of the Company (basic and diluted) was €0.29 for the year ended December 31, 2013, compared with net income per share of €0.79 for the year ended December 31, 2012. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.39 for the year ended December 31, 2013, compared with €0.11 for the year ended December 31, 2012. For purposes of the foregoing, coupons paid on our deeply subordinated securities (which are treated as equity under IFRS) are deducted from net income. See Item 3. “Key Information—Selected Financial Data” for information on the weighted average number of shares outstanding in each period. See “—Adjusted net income” below for a description of the calculation of adjusted net income.

Adjusted net income

Adjusted net income attributable to owners of the Company for the year ended December 31, 2013 is determined as follows:

Year ended December 31, 2013 (in € million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	921.9	(252.7)(1)	669.2
Net finance costs	(503.1)	(73.1)(2)	(576.2)
Other financial income and expenses	52.3	(14.3)(3)	38.0
Income tax expense	(141.9)	13.6(4)	(128.3)
Share of net income (loss) of other equity-accounted entities	0.0	(51.5)	(51.5)
Net income (loss) from discontinued operations	0.0	27.3	27.3
Non-controlling interests	(106.0)	(7.8)(5)	(113.8)
Net income (loss) attributable to owners of the Company	223.2	(358.5)	(135.3)

(1)

Adjustments to operating income are presented in “- Operating Income After Share of Net Income (Loss) of Equity-Accounted Entities – Adjusted Operating Income.”

(2)

This reflects costs related to bond buybacks, as presented in “ – Liquidity and Capital Resources.”

(3)

This reflects the write-off of our receivable due from SNCM. See “Overview – Transdev and SNCM.”

(4)

This reflects the cumulative impact of several individually insignificant factors.

(5)

This mainly reflects non-controlling interests in income (loss) from discontinued operations.

Adjusted net income for the year ended December 31, 2012 breaks down as follows:

Year ended December 31, 2012 represented (in € million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	798.1	(98.7)(1)	699.4
Net finance costs	(596.9)	(47.3)(2)	(644.2)
Other financial income and expenses	50.8		50.8
Income tax expense	(106.8)	53.9(3)	(52.9)
Share of net income (loss) of other equity-accounted entities	0.0	(45.3)	(45.3)
Net income (loss) from discontinued operations	0.0	431.8	431.8
Non-controlling interests	(86.7)	51.1(4)	(35.6)
Net income (loss) attributable to owners of the Company	58.5	345.5	404.0

(1)

Adjustments to operating income are presented in “- Operating Income After Share of Net Income (Loss) of Equity-Accounted Entities – Adjusted Operating Income.”

(2)

This reflects costs related to bond buybacks, as presented in “ – Liquidity and Capital Resources.”

(3)

This reflects the income tax impact of the change in scope of the U.S. tax group in the Energy Services division.

(4)

This primarily reflects non-controlling interests in income (loss) from discontinued operations.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Overview

The following table shows a breakdown of our revenues in 2011 and 2012:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
23,238.9	22,482.4	3.4%	2.1%	(0.6)%	1.9%

For the year ended December 31, 2012, our consolidated revenue was €23,238.9 million, representing an increase of 3.4% compared to revenue of €22,482.4 million for the year ended December 31, 2011. At constant consolidation scope and exchange rates, 2012 revenue increased 2.1% compared to 2011 revenue.

Changes in consolidation scope decreased 2012 revenue by €136.9 million, including a €60.0 million decrease in revenues in the Water division reflecting divestitures in France (Saint-Lizaigne and Pica), a €29.9 million decrease in revenues in the Environmental Services division and a €49.4 million decrease in revenue in the Energy Services division.

Foreign exchange fluctuations accounted for a €430.6 million change in revenue, which primarily reflects the appreciation against the euro of the US dollar (accounting for a €135.4 million increase in revenues), the pound sterling (accounting for a €130.1 million increase in revenues), the Australian dollar (accounting for a €80.1 million increase in revenues) and the Chinese remnimbi yuan (accounting for a €33.2 million increase in revenues).

The increase in revenues at constant consolidation scope and exchange rates is explained principally by the following factors:

•

the favorable effects of price indexation in France and price increases and contract extensions in Central and Eastern Europe in Operations and the growth of Technologies and Networks industrial activities, in the Water division;

•

the increase in energy prices (accounting for approximately €120 million of the increase compared with 2011) combined with more favorable weather conditions than in 2011 in the Energy Services division.

These effects were partially offset by contractual erosion in the Water division in France. Revenues in the Environmental Services division also declined at constant consolidation scope and exchange rates, primarily due to decreasingrecycled raw materials prices. This effect was particularly strong primarily in France and Germany in the third quarter of 2012 and accounts for approximately €155 million of the decrease in revenues compared with 2011.

The share of our revenue generated outside France in 2012 was €11,616.4 million, or 50.0% of total revenue compared to 50.2% in 2011.

The following table shows a breakdown of our revenues by division in 2012 and 2011:

Revenues by Division	Year ended	Year ended	% Change
(in € million)	December 31, 2012	December 31, 2011	2012/2011
Water	10,696.2	10,372.2	3.1%
Environmental Services	8,512.0	8,448.3	0.8%
Energy Services	3,852.0	3,531.1	9.1%
Other	178.7	130.8	36.6%
Revenue	23,238.9	22,482.4	3.4%
Revenue at 2011 exchange rates	22,808.3	22,482.4	1.4%

Water

The following table shows a breakdown of our revenues within the Water division in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
10,696.2	10,372.2	3.1%	2.3%	(0.6)%	1.4%

The increase in Water division revenue at constant consolidation scope and exchange rates can be attributed both to the favorable effects of price indexation in France, and price increases in Central and Eastern Europe, as well as an increase in Technologies and Networks industrial activities.

Revenue from Operations activities increased 1.0% (1.2% at constant consolidation scope and exchange rates).

•

In France, the slight increase of 0.7% in revenue (1.4% at constant consolidation scope) is due to a favorable price effect tied to indexation trends and the increase in the construction business partially offset by the effects of contractual erosion and lower water volumes sold (representing approximately a 1% decrease in volumes in 2012 compared to 2011).

•

Outside France, revenue increased 1.2% (1.1% at constant consolidation scope and exchange rates). In Europe, we recorded growth of 4.8% at constant consolidation scope and exchange rates as a result of the good performance recorded in Central and Eastern Europe including a favorable price effect in the Czech Republic and Romania, the latter of which also benefited from the extension of its activity, despite lower volumes sold. Revenue in the Asia-Pacific region declined by 3.0% (down 5.3% at constant consolidation scope and exchange rates). Revenue in the rest of Asia was marked by a downturn in Japan, where the revenue increase observed after the March 2011 earthquake was not repeated and a decline in Australia following the end of the Adelaide contract in June 2011. In the United States, we recorded a 0.8% decline in revenue (down 8.5% at constant consolidation scope and exchange rates) mainly attributable to the end of the Indianapolis contract in August 2011.

Technologies and Networks revenue grew 1.6% (1.3% at constant consolidation scope and exchange rates), benefitting from growth in industrial client activities in the Design and Build and Solutions sectors, primarily in the chemicals industry and the upstream oil sector, as well as the international expansion of Sade.

Environmental Services

The following table shows a breakdown of our revenues in the Environmental Services division in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
8,512.0	8,448.3	0.8%	(1.9)%	(0.4)%	3.1%

Environmental Services division revenue remained stable with 0.8% growth, although it decreased by 1.9% at constant consolidation scope and exchange rates, reflecting the following:

•

a challenging macro-economic environment since the second quarter of 2012, particularly in Europe;

•

a decrease in the price of recycled raw material (mainly in France, Germany and the United Kingdom), which was particularly strong in the third quarter of 2012, accounting for approximately €155 million of the decrease in revenue;

•

the impact of the geographical restructuring plan, with the closure and restructuring of activities in North Africa, the Middle East and Italy.

In France, revenue increased 2.1% (1.4% at constant consolidation scope). Growth in certain activities, such as incineration and hazardous waste, combined with higher prices for services and higher raw material volumes offset lower prices for recycled raw materials such as paper/cardboard and scrap metal.

Outside France, revenue was stable at current consolidation scope and exchange rates and down 4.1% at constant consolidation scope and exchange rates. Revenue in Germany declined 11.5% (13.0% at constant consolidation scope) under the combined effect of lower raw material prices and volumes and adverse economic trends in the industrial and commercial sector. Revenue in the United Kingdom increased 4.6% as a result of the strengthening of the pound sterling against the euro, but decreased 2.2% at constant consolidation scope and exchange rates due to lower PFI construction revenue and a structural decline in landfill waste volumes in a challenging macro-economic environment. North America revenue increased 9.1% (an increase of1.1% at constant consolidation scope and exchange rates), because of an increase in hazardous waste treatment activities that offset by lower industrial services activities. In the Asia-Pacific region, revenue growth of 16.4% (8.5% at constant consolidation scope and exchange rates) benefited from the favorable impact of the landfill tax, as well as good levels of industrial services and landfill activity in Australia, which particularly marked in the fourth quarter.

Energy Services

Following the application of IFRS 10 and 11, Energy Services division revenue comprises:

•

100% of revenue of Dalkia France activities, as Dalkia International is equity-accounted; and

•

the revenue of U.S. operations wholly owned by the Group.

The following table shows a breakdown of our revenues in the Energy Services division in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
3,852.0	3,531.1	9.1%	9.9%	(1.4)%	0.6%

Energy Services division revenue increased 9.1% (9.9% at constant consolidation scope and exchange rates), mainly due to good activity levels in the construction business in France. In addition, Energy Services benefited from the positive impact of energy prices which accounted for an increase of approximately €120 million compared with 2011, combined with more favorable weather conditions than in 2011.

In France, revenue rose 10.3% (11.9% increase at constant consolidation scope), driven by the increase in the price of average fuel basket combined with more favorable weather conditions than in 2011 and an increase in construction volumes in a highly competitive environment.

In the United States, revenue declined 5.8% (13% at constant consolidation scope and exchange rates) as a result of unfavorable weather conditions, combined with exceptionally low energy prices.

Other Segment

The following table shows a breakdown of our revenues in the Other segment in 2012 and 2011:

Year ended December 31, 2012 (in € million)	Year ended December 31, 2011 (in € million)	% Change 2012/2011	Internal growth	External growth	Foreign exchange impact
178.7	130.8	36.6%	34.6%	1.8%	0.2%

Our “Other” Segment is mainly composed of revenue generated by contracts that are not allocated to our principal divisions, as well as holding company activities. Revenue in this segment increased 36.6% (34.6% at constant consolidation scope and exchange rates) in 2012 compared to 2011, primarily driven by the start of an industrial contract in Europe.

Revenue by Geographical Region

The following table shows a breakdown of our revenue by geographical region and operating segment (division):

Year ended December 31, 2012 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,516.5	895.7	345.6	1,119.1	672.4	807.8	199.4	1,109.6	243.7	786.4	10,696.2
Environmental Services	3,380.9	1,042.3	1,700.8	100.6	237.5	708.3	841.6	195.0	102.7	202.3	8,512.0
Energy Services	3,594.0	0.0	0.0	0.0	0.0	258.0	0.0	0.0	0.0	0.0	3,852.0
Other	130.9	0.0	3.3	0.0	38.7	0.0	0.0	0.6	0.0	5.2	178.7
Revenue	11,622.3	1,938.0	2,049.7	1,219.7	948.6	1,774.1	1,041.0	1,305.2	346.4	993.9	23,238.9

Year ended December 31, 2011 (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	4,545.2	900.7	331.2	1,043.0	610.2	732.8	238.6	1,064.1	201.7	704.7	10,372.2
Environmental Services	3,311.1	1,167.4	1,619.2	107.9	390.5	644.1	704.6	185.8	97.0	220.7	8,448.3
Energy Services	3,257.1	0.0	0.0	0.0	0.0	274.0	0.0	0.0	0.0	0.0	3,531.1
Other	87.7	0.0	4.2	0.0	24.0	0.0	0.0	0.0	0.0	14.9	130.8
Revenue	11,201.1	2,068.1	1,954.6	1,150.9	1,024.7	1,650.9	943.2	1,249.9	298.7	940.3	22,482.4

Change (€ million)	France	Germany	United Kingdom	Central and Eastern Europe	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(28.7)	(5.0)	14.4	76.1	62.2	75.0	(39.3)	45.5	42.0	81.7	324.0
Environmental Services	69.8	(125.2)	81.6	(7.3)	(153.0)	64.1	137.0	9.2	5.7	(18.4)	63.7
Energy Services	336.9	0.0	0.0	0.0	0.0	(16.0)	0.1	0.0	0.0	0.0	320.9
Other	43.2	0.0	(0.9)	0.0	14.7	0.0	0.0	0.6	0.0	(9.7)	47.9
Revenue	421.2	(130.1)	95.1	68.8	(76.1)	123.2	97.8	55.3	47.7	53.6	756.5
Change (%)	3.8%	(6.3)%	4.9%	6.0%	(7.4)%	7.5%	10.4%	4.4%	16.0%	5.7%	3.4%
Change at constant exchange rates (%)	3.8%	(6.3)%	(1.8)%	8.5%	(8.2)%	(0.7)%	1.9%	(3.1)%	12.7%	5.4%	1.4%

Operating Income

Operating income was €711.3 million for the year ended December 31, 2012, compared to €572.0 million for the year ended December 31, 2011, representing an increase of 24.4% (23.0% at constant exchange rates). The change in operating income resulted primarily from the following factors:

•

A decline in adjusted operating cash flow of 1.4% (3.2% at constant exchange rates) to €1,918.7 million for the year ended December 31, 2012, compared to €1,945.8 million for the year ended December 31, 2011. The adjusted operating cash flow margin decreased 0.4% from 8.7% in 2011 to 8.3% in 2012. This is discussed below under “—Adjusted Operating Cash Flow.”

•

In 2012, €64.8 million in impairment losses on goodwill were recognized compared with €246.0 million in impairment charges in 2011. The 2012 impairments were primarily due to €51.9 million in impairments on non-regulated Water activities and on Estonian activities in the Energy Services and Environmental Services divisions.

•

In 2012, depreciation and amortization expense was €71.0 million greater than in 2011, due to recent growth in Water division and to non-current asset impairment recognized as a result of the challenging macro-economic environment in the UK and Germany in Environment Services division in 2012. Net charges to operating depreciation and amortization expense totalled €1,173.9 million for the year ended December 31, 2012, compared with €1,102.9 million in 2011, including a negative foreign exchange impact of €20.3 million in 2012.

•

Net charges to operating provisions decreased to €69.1 million for the year ended December 31, 2012, compared to charges of €77.9 million in 2011.

•

Capital gains on industrial and financial asset divestitures increased to €119.5 million for 2012 compared to €71.9 million for 2011. Capital gains from the divestiture of our UK regulated water activity and our US solid waste activity are recorded under income from discontinued operations, and therefore are not included in these totals.

Cost of sales totaled €19,563.0 million for the year ended December 31, 2012, or 84.2% of total revenue, compared to €18,881.3 million for the year ended December 31, 2011, or 84.0% of total revenue.

Selling costs and general and administrative expenses totaled €532.9 million and €2,537.0 million, respectively, for the year ended December 31, 2012, compared to €516.7 million and €2,568.5 million for the year ended December 31, 2011. Selling costs and general and administrative expenses represented 13.2% of revenue in 2012, compared to 13.7% in 2011. The Group’s cost reduction plan (Convergence) generated €60 million savings (net of implementation costs) in 2012, part of which was recorded in operating income, and the remainder of which was realized in equity accounted affiliates.

Share of Net Income of Equity-Accounted Entities

Our net loss of equity-accounted entities was €11.9 million in 2012, compared to €136.5 million in 2011. These amounts are split between the share of net income of joint ventures and the share of net income of associates:

Share of net income of joint ventures

The share of net loss of joint ventures was €36.3 million for the year ended December 31, 2012, compared with net loss of €110.6 million for the year ended December 31, 2011. The 2012 figure included charges related to receivables and accrued expenses in Italy for €65.1 million (i.e., €81.5 million before taxes), while the 2011 figure includes substantial charges for impairment of goodwill and non-current assets, primarily in Italy.

Share of net income of associates

The share of net income of associates was €24.4 million for the year ended December 31, 2012, compared with a net loss of €25.9 million for the year December 31, 2011.

Operating Income After Share of Net Income (Loss) of Equity-Accounted Entities

Operating income after share of net income or loss of joint ventures and associates increased by 60.6% (58.5% at constant exchange rates) to €699.4 million for the year ended December 31, 2012, compared with €435.5 million for the year ended December 31, 2011. It includes the share of net loss of joint ventures and associates (discussed above) in the amount of €11.9 million, compared with a net loss of €136.5 million for the year ended December 31, 2011.

Adjusted Operating Income

Adjusted operating income was €798.1 million for the year ended December 31, 2012, compared to €1,044.6 million for the year ended December 31, 2011, representing a decrease of 23.6% (24.7% at constant exchange rates). The adjusted operating income margin fell from 4.6% for the year ended December 31, 2011 to 3.4% for 2012.

Adjusted operating income is equal to operating income after share of net income (loss) of equity-accounted entities, excluding goodwill impairment charges and special items (as defined in “– Non-GAAP Measures” above). In 2012, adjusted operating income excluded €98.7 million of goodwill impairment and other special items. In 2011, adjusted operating income excluded €609.1 million of goodwill and other impairment charges, and other special items.

The following tables reconcile adjusted operating income to operating income for the years ended December 31, 2012 and 2011:

December 31, 2012			Operating income	Adjustments
(€ million)	Operating income (A)	Share of net income (loss) of equity- accounted entities (B)	after share of net income (loss) of equity- accounted entities (C)=(A)+(B)	Impairment losses on goodwill (1) (D)	Special items (2) (E)	Adjusted operating income (3) (F)=(C)-(D)-(E)
Water	386.9	32.4	419.3	(51.9)	(4.3)	475.5
Environmental Services	267.1	48.4	315.5	(13.2)	0.3	328.4
Energy Services	210.2	(100.2)	110.0	0.0	(11.2)	121.2
Other	(152.9)	7.5	(145.4)	0.0	(18.4)	(127.0)
Total	711.3	(11.9)	699.4	(65.1)	(33.6)	798.1

December 31, 2011			Operating income	Adjustments
(€ million)	Operating income (A)	Share of net income (loss) of equity- accounted entities (B)	after share of net income (loss) of equity- accounted entities (C)=(A)+(B)	Impairment losses on goodwill (1) (D)	Special items(2) (E)	Adjusted operating income (3) (F)=(C)-(D)-(E)
Water	533.3	(14.7)	518.7	(17.0)	(52.2)	587.8
Environmental Services	189.0	42.6	231.6	(75.9)	(72.8)	380.3
Energy Services	8.4	(170.0)	(161.7)	(153.1)	(238.1)	229.6
Other	(158.7)	5.6	(153.1)	0.0	0.0	(153.1)
Total	572.0	(136.5)	435.5	(246.0)	(363.1)	1,044.6

(1)

In 2012, impairment losses on goodwill (negative goodwill is presented in the “Special items” column) related primarily to impairment of goodwill recognized on non-regulated activities in the United Kingdom in the Water division and Environmental Services division activities in Estonia and Lithuania. Impairment losses for the year ended December 31, 2011 related to Energy Services subsidiaries in the United States (€153.1 million) and to Group subsidiaries in Italy (€92.4 million).

(2)

For the year ended December 31, 2012 impairment losses on the securities of equity-accounted companies presented in “Special items” adjustments totaled -€4.6 million for non-regulated Water activities in the United Kingdom and -€16.4 million for Dalkia Estonia and Israel. For the period ended December 31, 2011 we recognized non-current asset impairment charges in Italy relating to the Water division (€52.1 million) and Environment Services division (€72.8 million) and asset impairment charges and reorganization costs in Energy Services division in Italy (€238.1 million based on our group’s share ).

Adjusted operating income was negatively impacted in 2012 by non-current asset impairments due to the challenging macro-economic environment in the United Kingdom and Germany in the Environmental Services division and provisions for contractual risks in the Water division. Adjusted operating income also included capital gains on industrial and financial asset divestitures of €119.5 million in 2012 compared to €71.9 million in capital gains for the same period in 2011.

In general, we exclude impairment charges on non-current assets when they are large enough to significantly impact the economics of a cash-generating unit. In 2011, all impairment charges recorded in Italy (€151.6 million), resulting from the same external economic trigger, were excluded from adjusted operating income, even if the impact on operating results of certain divisions (taken in isolation) would not otherwise have met our quantitative thresholds.

In 2012, impairment charges on receivables and accrued expenses in the Energy Services division in Italy were €81.5 million (€65.1 million after tax) and were not excluded from adjusted operating income as the nature of the charges is different from the charges recorded in 2011 as special items.

Operating Income and Adjusted Operating Income by Division

The following table breaks down changes in operating income and adjusted operating income by division for the years ended December 31, 2012 and 2011.

	Operating income				Adjusted operating income
	Year ended December 31, 2012	Year ended December 31, 2011	% change	% change at constant exchange rates	Year ended December 31, 2012	Year ended December 31, 2011	% change	% change at constant exchange rates
Water	386.9	533.3	(27.4)%	(26.8)%	475.5	587.8	(19.1)%	(19.2)%
Environmental Services	267.1	189.0	41.3%	36.2%	328.4	380.3	(13.6)%	(16.1)%
Energy Services	210.2	8.4	n/a	n/a	121.2	229.6	(47.2)%	(48.1)%
Other	(152.9)	(158.7)	(3.7)%	(4.0)%	(127.0)	(153.1)	(17.0)%	(17.3)%
Total	711.3	572.0	24.4%		798.1	1,044.6	(23.6)%
Total at 2011 exchange rates	703.7	572.0		23.0%	786.5			(24.7)%
Margin	3.2%	2.5%			3.4%	4.6%

Water

The Water division’s operating income declined to €386.9 for the year ended December 31, 2012, compared to €533.3 million for the year ended December 21, 2011, representing a decrease of 27.4% (26.8% at constant exchange rates). Adjusted operating income decreased 19.1% (19.2% at constant exchange rates) to €475.5 million for the year ended December 31, 2012, compared to €587.8 million for the year ended December 31, 2011.

The share of net income of equity-accounted entities of the Water division increased from a loss of €14.7 million for the year ended December 31, 2011 to net income of €32.4 million for the year ended December 31, 2012.

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

The operating income margin (operating income / revenue) fell from 5.1% for the year ended December 31, 2011 to 3.6% for the year ended December 31, 2012.

Environmental Services

The Environmental Services division’s operating income increased to €267.1 million for the year ended December 31, 2012, compared to €189.0 million for the year ended December 21, 2011, representing an increase of 41.3% (36.2% at constant exchange rates). Adjusted operating income decreased 13.6% (16.1% at constant exchange rates) to €328.4 million for the year ended December 31, 2012, compared to €380.3 million for the year ended December 31, 2011.

The share of net income of equity-accounted entities of the Environmental Services division increased from income of €42.6 million for the year ended December 31, 2011 to income of €48.4 million for the year ended December 31, 2012.

The following factors affected the change in both operating income and adjusted operating income from 2011 to 2012:

•

an increase in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow;”

•

a decrease in net charges to operating provisions compared to 2011, primarily due to the asset impairment charges recorded in Italy in 2011; and

•

non-current asset impairments recognized as a result of the challenging macro-economic environment in the United Kingdom and Germany in 2012.

In addition, operating income (but not adjusted operating income) benefited from a decrease of goodwill impairment charges and non-current asset impairment charges, from €148.7 million for the year ended December 31, 2011 to €12.9 million for the year ended December 31, 2012.

The operating income margin (operating income / revenue) increased from 2.2% in the year ended December 31, 2011 to 3.1% for the year ended December 31, 2012.

Energy Services

The Energy Services division’s operating income increased to €210.2 million for the year ended December 31, 2012, compared to €8.4 million for the year ended December 31, 2011.Adjusted operating income decreased 47.2% (a decline of 48.1% at constant exchange rates) to €121.2 million for the year ended December 31, 2012, compared to €229.6 million for the year ended December 31, 2011.

The share of net income of equity-accounted entities of the Energy Services division increased from a loss of €170.1 million for the year ended December 31, 2011, which included impairment on goodwill and non-current assets in Italy of €238.1 million (based on our group’s share), to a loss of €100.2 million for the year ended December 31, 2012, including charges on receivables and accrued expenses in Italy of €65.1 million (i.e., €81.5 million before taxes).

The decrease in adjusted operating cash flow of the division, discussed below under “—Adjusted Operating Cash Flow” affected the change in both operating income and adjusted operating income from 2011 to 2012.

In addition no goodwill impairment impacted operating income for the year ended December 31, 2012 compared to goodwill impairment charges recorded as special items of €153.1 million for the year ended December 31, 2011.

The operating income margin (operating income / revenue) increased from 0.2% for the year ended December 31, 2011 to 5.5% for the year ended December 31, 2012.

Other segment

Operating loss of the Other segment decreased from €158.7 million for the year ended December 31, 2011, to €152.9 million for the same period in 2012. Adjusted operating loss declined 17.0% (down 17.3% at constant exchange rates) to €127.0 million for the year ended December 31, 2012, compared to a loss of €153.1 million for the year ended December 31, 2011. Operating income in 2012 (but not adjusted operating income) reflected the impact of restructuring expenses relating to the voluntary departure plan at headquarters.

Adjusted Operating Cash Flow

Adjusted operating cash flow decreased by 1.4% (3.2% at constant exchange rates), from €1,945.8 million in 2011 to €1,918.7 million in 2012, reflecting:

•

a decline in operating performance in the Water division and particularly contractual erosion in France,

•

an unfavorable recycled raw material price differential in France and Germany in the Environmental Services division;

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

•

improved operating performance in 2012 compared to the operating difficulties in 2011 and the related restructuring costs incurred primarily in Italy, North Africa and the Middle East in the Environmental Services division; and

•

activity growth with industrial clients in the Technologies and Networks business in the Water division.

The following table breaks down adjusted operating cash flow by division, at both current and constant exchange rates:

Adjusted operating cash flow (€ million)	Year ended December 31, 2012	Year ended December 31, 2011	Change
			% change	% change at constant exchange rates
Water	853.6	903.8	(5.6)%	(5.7)%
Environmental Services	911.3	879.8	3.6%	0.2%
Energy Services	244.8	256.7	(4.6)%	(6.2)%
Other	(91.0)	(94.5)	3.7%	4.2%
Adjusted operating cash flow	1,918.7	1,945.8	(1.4)%
Adjusted operating cash flow at 2011 exchange rates	1,883.8	1,945.8		(3.2)%
Adjusted operating cash flow margin	8.3%	8.7%

Foreign exchange rate changes had a positive impact on 2012 adjusted operating cash flow of €34 million and primarily reflected the appreciation against the euro of the pound sterling in the amount of €13.9 million, the US dollar in the amount of €9.6 million, the Australian dollar in the amount of €8.5 million and the Chinese renmimbi yuan in the amount of €5.5 million.

The following tables show a reconciliation of our adjusted operating cash flow to our operating income by division in 2012 and 2011:

Year ended December 31, 2012 (€ million)	Operating income	Adjusted Operating Cash Flow To Operating Income
		Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill	Capital gains (losses) on disposal of non-current assets	Others	Adjusted Operating Cash Flow
Water	386.9	(5.8)	(448.3)	(51.5)	63.2	(24.3)	853.6
Environmental Services	267.1	(65.8)	(580.1)	(13.3)	9.0	6.0	911.3
Energy Services	210.2	13.0	(97.0)	0.0	48.6	0.8	244.8
Other	(152.9)	(10.5)	(48.5)	0.0	(1.3)	(1.6)	(91.0)
Total	711.3	(69.1)	(1,173.9)	(64.8)	119.5	(19.1)	1,918.7

Year ended December 31, 2011 (€ million)	Operating income	Adjusted Operating Cash Flow To Operating Income
		Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Others	Adjusted Operating Cash Flow
Water	533.3	75.7	(422.8)	(17.0)	12.8	(19.2)	903.8
Environmental Services	189.0	(123.3)	(548.1)	(75.9)	54.0	2.5	879.8
Energy Services	8.4	(4.8)	(94.0)	(153.1)	5.2	(1.6)	256.7
Other	(158.7)	(25.5)	(38.0)	0.0	(0.1)	(0.6)	(94.5)
Total	572.0	(77.9)	(1,102.9)	(246.0)	71.9	(18.9)	1,945.8

Water

Adjusted operating cash flow decreased 5.6% (5.7% at constant exchange rates) to €853.6 million for the year ended December 31, 2012, compared to €903.8 million for the year ended December 31, 2011. The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) fell from 8.7% for the year ended December 31, 2011 to 8.0% for 2012, and was penalized in particular by contractual erosion in France.

For Operations activities, adjusted operating cash flow decreased by 7.6% (at current and constant exchange rates). In France, the decline in adjusted operating cash flow was due to the negative effects of contractual erosion, in a context of declining volumes sold compared with 2011 and operating difficulties in Guadeloupe (an overseas department of France located in the Caribbean). Outside France, adjusted operating cash flow benefited from an improvement in Central and Eastern Europe, tied to price increases in Romania and the Czech Republic. These impacts were offset by impairment losses on trade receivables and the carve-out expenses related to the divestiture of regulated activities in the United Kingdom incurred in the first half of 2012.

Finally, the adjusted operating cash flow of the Technologies and Networks business increased 11.3% (10.4% at constant exchange rates) in line with the recovery in activity with industrial clients.

Environmental Services

Adjusted operating cash flow increased 3.6% (0.2% at constant exchange rates) to €911.3 million for the year ended December 31, 2012, compared to €879.8 million for the year ended December 31, 2011. Adjusted operating cash flow for 2012 was stable compared to 2011 at constant exchange rates and benefited, primarily, from:

•

an increase in hazardous waste activities both in and outside France; and

•

improved operating performance in 2012 compared to the operating difficulties in 2011 and the related restructuring costs incurred primarily in Italy, North Africa and the Middle East in the Environmental Services division;

partially offset by:

•

a decrease in raw material prices, particularly in France, Germany and the United Kingdom; and

•

cost inflation in excess of service price increases in France, the United Kingdom, Germany and North America.

The adjusted operating cash flow margin of Environmental Services division increased slightly from 10.4% in the year ended December 31, 2011 to 10.7% in the year ended December 31, 2012.

Energy Services

Adjusted operating cash flow decreased 4.6% (6.2% at constant exchange rates) to €244.8 million for the year ended December 31, 2012, compared to €256.7 million for the year ended December 31, 2011.

In France, the decline in adjusted operating cash flow of the Energy Services division was mainly due to a highly competitive environment and changes to cogenerated electricity pricing rules, despite an overall positive price effect.

In the United States, the slight decline at constant exchange rates in adjusted operating cash flow was mainly due to unfavorable weather conditions combined with exceptionally low energy prices.

The adjusted operating cash flow margin of Energy Services division decreased from 7.3% in the year ended December 31, 2011, to 6.4% in the year ended December 31, 2012.

Other segment

Adjusted operating cash flow for this segment decreased 3.7% (4.2% at constant exchange rates) to a net outflow of €91.0 million for the year ended December 31, 2012, compared with a net outflow of €94.5 million for the year ended December 31, 2011.

Net Finance Costs

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents. The following table shows a breakdown of our finance costs, net:

Net Finance Costs (€ million)	Year ended December 31, 2012	Year ended December 31, 2011
Income	71.8	102.0
Expenses	(716.0)	(694.1)
Finance costs, net	(644.2)	(592.1)

The increase in net finance costs was mainly due to the active management of debt and costs resulting from the early redemption of US private placements (USPP) in February 2012 and bond redemptions in the fourth quarter of 2012 (related repurchase costs of €47.3 million are included as adjustments to net finance costs). These costs are partially offset by a decrease in expenses following the redemption of the bond maturing in February 2012 (5.875%). These transactions were performed to optimize the cost of carry (low income on cash and cash equivalents).

The financing rate (defined as the ratio of net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting to average monthly net financial debt for the period) was 4.94% in 2012, (excluding the cost of debt repurchases in December 2012 of €47.3 million presented as adjustments to net finance costs) reflecting active debt management and amortization of debt, as well as the impact of the reimbursement of bonds maturing in February 2012.

Other Financial Income (Expenses)

The following table shows a breakdown of our other financial income (expenses):

Other Financial Income (Expenses) (€ million)	Year ended December 31, 2012	Year ended December 31, 2011
Net gains on loans and receivables	132.3	105.4
Net gains and losses on available-for-sale assets (including dividends)	3.8	3.2
Assets and liabilities at fair value through profit and loss	(1.1)	-
Unwinding of the discount on provisions	(50.3)	(45.9)
Foreign exchange gains and losses	(23.2)	(1.3)
Other	(10.7)	(7.9)
Other financial income and expenses	50.8	53.5

Other financial income and expenses decreased from net income of €53.5 million for the year ended December 31, 2011 to €50.8 million for the year ended December 31, 2012, reflecting the changes in line with items set forth in the table above.

Income Tax Expense

Net income tax expense decreased from €439.1 million in 2011 to €52.9 million in 2012. The difference results from two principal factors. First, in 2012 we recognized €120 million in tax loss carry forwards that previously had not been recorded as deferred tax assets, resulting from improved estimates of future taxable income and changes in the scope of the US tax group in the Energy Services division (the latter accounted for approximately €53.9 million of this amount).

Our 2012 effective tax rate was 44.9%. The difference compared to the income tax rate in 2012 of 52.0% results from three factors. First, we incurred €64.7 million of goodwill impairment charges that are not deductible from taxable income. Second, of our €78.0 million of impairment charges in respect of property, plant and equipment and receivables, only €12.5 million was tax deductible. Third, we recorded the charge relating to changes in the scope of the US tax group in the Energy Services division described above.

Share of Net Income of Other Equity-Accounted Entities

Transdev Group is our only equity-accounted entity whose activity is not considered core to the Group’s businesses, and therefore whose share of net income is not recorded in operating income after share of net income (loss) of equity-accounted entities.

Our share of the net loss of Transdev Group was €470.9 million for the year ended December 31, 2011 and €45.3 million for the year ended December 31, 2012. The difference reflects a reduction in impairment charges relating to goodwill and non-current assets, which were €440.0 million (including SNCM) in connection with our decision to progressively withdraw from Veolia Transdev. This impairment charge was the result of a downturn in the performance of the subsidiary.

Veolia Transdev’s revenues declined in 2012 compared to 2011. However, at constant consolidation scope and exchange rates, Veolia Transdev reported a growth in revenue in 2012 compared to 2011. This growth was driven by international activities and primarily the start-up of the Nassau County bus contract in New York, the Oresund train contract in Sweden, the second tranche of the Santiago bus contract in Chile, as well as a new tranche of a train contract with S.Bahn in Germany and the launch of Sydney ferry activities in August 2012 in Australia. France and the Netherlands reported a drop in activity following the loss of the Orleans and Aix en Provence contracts (effective January 1) and a downturn in taxi activities in the Netherlands, despite the renegotiation of urban contracts (particularly Nice and Saint-Etienne), the launch of new contracts (Mont Saint-Michel in 2012, Carcassonne and Perpignan airports in 2011) and organic growth (indexation and passenger frequency) in France.

Veolia Transdev’s adjusted operating cash flow decreased in 2012 compared to 2011 due to an increase in fuel costs and contractual changes in France and the Netherlands. Veolia Transdev benefited from the full effect of the contribution of new contracts outside France (particularly in the United States and Sweden) and the initial results of the efficiency and synergy plans.

Net Income from Discontinued Operations

Net income from discontinued operations includes income and losses from operations classified as discontinued operations and gains and losses from disposals of discontinued operations. Net income from discontinued operations was €431.8 million for the year ended December 31, 2012 compared with €582.7 million for the year ended December 2011. In 2011 we recognized a gain on disposal of our former Veolia Transport subsidiary in the amount of €429.8 million in connection with the Veolia Transdev combination. In 2012 we mainly recognized gains on divestiture of regulated Water activities in the United Kingdom of €233.3 million and of solid waste activities in the United States in the Environmental Services division of €208.4 million.

Net Income for the Year Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was €35.6 million for the year ended December 31, 2012, compared to €57.7 million for the year ended December 31, 2011. This decrease is attributable to EDF’s share of receivables write-downs and accrued expenses in Italy in the Energy Services division.

Net Income Attributable to Owners of the Company

Net income attributable to owners of the Company was €404.0 million in 2012, compared to a net loss of €488.1 million in 2011. Adjusted net income attributable to owners of the Company was €58.5 million in 2012, compared to €145.2 million in 2011. The difference between net income attributable to owners of the Company and adjusted net income attributable to owners of the Company reflected mainly income from discontinued operations (including capital gains on divestitures) in 2012 and in 2011, and impairment charges relating to goodwill and non-current assets in 2012 and 2011.

Given the weighted average number of shares outstanding of 509.0 million in 2012, compared to 498.5 million in 2011, income per share attributable to owners of the Company (basic and diluted) was €0.79 in 2012, compared to a loss per share of €0.99 in 2011. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.11 in 2012, compared to €0.29 in 2011. See Item 3. “Key Information—Selected Financial Data” for information on the weighted average number of shares outstanding in each period.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2012 is determined as follows:

Year ended December 31, 2012 (in € million)	Adjusted Net Income	Adjustments	Net Income
Operating income after share of net income (loss) of equity-accounted entities	798.1	(98.7)(1)	699.4
Net finance costs	(596.9)	(47.3)(2)	(644.2)
Other financial income and expenses	50.8		50.8
Income tax expense	(106.8)	53.9(3)	(52.9)
Share of net income (loss) of other equity-accounted entities	0.0	(45.3)	(45.3)
Net income (loss) from discontinued operations	0.0	431.8	431.8
Non-controlling interests	(86.7)	51.1(4)	(35.6)
Net income (loss) attributable to owners of the Company	58.5	345.5	404.0

(1)

Adjustments to operating income are presented in “- Operating Income After Share of Net Income (Loss) of Equity-Accounted Entities – Adjusted Operating Income.”

(2)

This reflects costs related to bond buybacks, as presented in “ – Liquidity and Capital Resources.”

(3)

This reflects the income tax impact of the change in scope of the U.S. tax group in the Energy Services division.

(4)

This primarily reflects non-controlling interests in income (loss) from discontinued operations.

Adjusted net income attributable to owners of the Company for the year ended December 31, 2011 is determined as follows:

Year ended December 31, 2011 (in € million)	Adjusted Net Income	Adjustments	Net Income
Operating income after share of net income (loss) of equity-accounted entities	1,044.6	(609.1)(1)	435.5
Net finance costs	(592.1)	-	(592.1)
Other financial income and expenses	53.5	-	53.5
Income tax expense	(214.6)	(224.5) (2)	(439.1)
Share of net income (loss) of other equity-accounted entities	-	(470.9) (3)	(470.9)
Net income (loss) from discontinued operations	-	582.7 (4)	582.7
Non-controlling interests	(146.2)	88.5(5)	(57.7)
Net income (loss) attributable to owners of the Company	145.2	(633.3)	(488.1)

(1)

Adjustments to operating income are described above under “Adjusted Operating Income”.

(2)

Primarily the impairment of deferred tax assets of the France tax group and the impact of planned changes in U.S. tax group as described under “Income Tax Expense” above.

(3)

Includes €440 million impairment of Transdev as of December 31, 2011.

(4)

The net income from discontinued operations includes the gain on sale following the loss of control of Veolia Transport.

(5)

Primarily EDF’s share of impairment charges recorded by Energy Services division in Southern Europe.

LIQUIDITY AND CAPITAL RESOURCES

Our operations generate significant cash flow. We use our operating cash flow to fund our investments and to make payments on our financial debt. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table sets forth information relating to our consolidated cash flows for the years ended December 31, 2012 and 2013.

Consolidated Cash Flows (in € million)	Year ended December 31, 2013	Year ended December 31, 2012
Operating cash flow before changes in working capital and income taxes paid	1,970	2,173
Changes in working capital	(4)	31
Income taxes paid	(203)	(226)
Net cash from operating activities	1,763	1,978
Net cash from/(used in) investing activities	(332)	1,038
Net increase/(decrease) in current borrowings	(1,390)	(1,027)
New non-current borrowings and other debt	164	1,066
Proceeds on issue of deeply subordinated securities	1,454	-
Principal payments on non-current borrowings and other debt	(1,577)	(1,594)
Issue of share capital subscribed by the non-controlling interests	13	9
Other share capital changes	-	-
Transactions with non-controlling interests: partial purchases and sales	(12)	(109)
Dividends paid	(191)	(434)
Interest paid	(693)	(697)
Net cash from/(used in) financing activities	(2,232)	(2,786)

The figures in the table above include net cash flows attributable to discontinued operations, in respect of which we recorded net cash from operating activities of €65.9million in 2013 and €160.7 million in 2012, net cash from investing activities of €610.9 million in 2013 and €2,413.2 million in 2012, net cash used in financing activities of €62.1 million in 2013 and net cash from financing activities of €107.6 million in 2012.

Net cash from operating activities decreased from €1,978 million in 2012 to €1,763 million in 2013, reflecting the following:

•

A decrease in operating cash flow before changes in working capital and income taxes paid, from €2,173 million in 2012 to €1,970 million in 2013 which we discuss below.

•

Changes in operating working capital of negative €4 million in 2013 compared to positive €31 million in 2012. The change in working capital variation was due to:

•

measures to manage customer receivables and Days Sales Outstanding, despite an extension, in certain businesses/countries, of days sales outstanding for customer receivables due from public authorities; and

•

advances received at the end of December 2013 for new major projects in the Technologies and Networks activity.

•

Income taxes paid decreased from €226 million in 2012 to €203 million in 2013.

Most of our “operating cash flow before changes in working capital and income taxes paid” comes from cash flows produced by the ordinary operations in our divisions and our holding company activities. This constitutes our “adjusted operating cash flow,” which we use as a performance indicator and analyze under “—Results of Operations—Year ended December 31, 2013 Compared to Year Ended December 31, 2012—Operating Income.” The remainder comes, in part, from operating cash flow from discontinued operationsand from operating cash flows from financing activities. Operating cash flows from financing activities are cash flows related to items recorded in our income statement as “other financial income and expenses,” which consist primarily of foreign exchange gains and losses and net gains on loans and receivables.

The decrease in “operating cash flow before changes in working capital and income taxes paid” in 2013 reflected primarily the decrease in adjusted operating cash flow, which was €1,796.3 million in 2013 compared to €1,918.7 million in 2012 and the decrease of operating cash flow from discontinued operations, which was €160.7 million in 2012 compared to €65.9 million in 2013. See “—Results of Operations—Year ended December 31, 2013 compared to Year Ended December 31, 2012—Operating Income.” Operating cash flow from financing activities was a net inflow of €88.5 million in 2013 compared to a net inflow of €119.4 million in 2012.

Net cash used in investing activities was €331.6 million in 2013, compared to net cash from investing activities of €1,038.4 million in 2012. This decrease was due to our significant divestitures (industrial and financial) in 2012. In addition, we exercised tight control over maintenance-related investments in 2013 and maintained a selective investment policy, as described in more detail below under “—Investing Activities”.

Net cash used in financing activities was €2,232.3 million in 2013, compared to €2,786.5 million in 2012. The principal reasons for the decrease in net cash used were our receipt of €1,470 million in proceeds from the issuance of deeply subordinated securities in January 2013, which offset increases in debt repayments in 2013 related to:

•

the amortization of the euro-bond line maturing in May 2013 in the amount of €432 million and the US dollar bond line maturing in June 2013 in the amount of USD 490 million;

•

Buybacks performed at the beginning of June 2013 of euro-denominated bond lines maturing in 2014, 2016, 2017, 2018 and 2020 and of the USD-denominated bond line maturing in 2018 in a total euro-equivalent nominal amount of €699 million;

•

Buybacks performed mid-December 2013 of euro-denominated bonds lines maturing in 2014, 2016, 2017, 2018, 2020 and 2022 and of the USD-denominated bond line maturing in 2018 in a total euro-equivalent nominal amount of €346 million;

•

repayment of the drawdown in Polish zlotys on the multi-currency syndicated loan facility in April 2013 in the amount of €390 million (euro equivalent); as well as

•

a decrease of €363 million in treasury notes issued.

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

The following table sets forth the calculation of our net investments for the years ended December 31, 2013 and 2012.

Net Investments (in € million)	Year ended December 31, 2013	Year ended December 31, 2012
Net cash flow from / (used in) investing activities in the cash flow statement	(332)	1,038
New operating financial assets (investments under finance leases)	0	0
Industrial investments net of grants (investments under finance leases)	(18)	(27)
Net financial debt of entities acquired	(174)	(466)
Transactions with non-controlling interests: partial purchases	(15)	(107)
Net cash of entities divested	310	552
Transactions with non-controlling interests: partial sales	0	0
Dividends received from associates	(115)	(123)
Increase/(decrease) in receivables and other financial assets	45	134
Net investments calculated on an enterprise value basis (before issuance of share capital to non-controlling interests)	(299)	1,001
Issue of share capital subscribed by the non-controlling interests	16	7
Total Net Investments	(283)	1,008

The Group continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance. Acquisitions and divestitures are detailed below:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012 represented
Industrial investments	1,245	1,708
Financial investments	254	589
New operating financial assets	224	249
Transactions with non-controlling interests: partial purchases	15	107
Total Gross Investments	1,738	2,653
Industrial divestitures	(120)	(94)
Financial divestitures	(1,117)	(3,379)
Transactions with non-controlling interests: partial sales	0	0
Issues of share capital subscribed by the non-controlling interests	(16)	(7)
Total divestitures	(1,253)	(3,480)
Principal payments on operating financial assets	(202)	(181)
Total net investments	283	(1,008)

The following table shows the breakdown of our investing activities during 2013 and 2012 by operating segment (division):

Total net investments by Operating segments (in € million)	Year ended December 31, 2013	Year ended December 31, 2012
Water	(493)	(426)
Environmental Services	429	(860)
Energy Services	71	237
Other	276	41
Total Net Investments	283	(1,008)

Our total net investments, representing an outflow of €283 million in 2013, compared to an inflow of €1,008 million in 2012, are broken down in the following table by operating segment (division) and by type of investment:

		December 31, 2013				December 31, 2012 represented
(€ million)	Total Gross investments	Total divestitures	Repayment of Operating Financial Assets	Total Net investments	Total Gross investments	Total divestitures	Repayment of Operating Financial Assets	Total Net investments
Water	479	(910)	(62)	(493)	1,213	(1,579)	(60)	(426)
Environmental Services	628	(170)	(29)	429	767	(1,600)	(27)	(860)
Energy Services	343	(170)	(102)	71	425	(97)	(91)	237
Other	288	(3)	(9)	276	248	(204)	(3)	41
Total	1,738	(1,253)	(202)	283	2,653	(3,480)	(181)	(1,008)

Industrial investments (including assets purchased under finance leases) amounted to €1,245 million, compared with €1,708 million for the year ended December 31, 2012. This decrease of nearly 27% reflects the management of investments, particularly:

•

in the Water division, with a 19% decline in growth and maintenance-related investments, mainly in France;

•

in the Environmental Services division, with an 18% decline in industrial investments (primarily maintenance-related investments) related to the divestiture of Solid Waste activities in the United States in 2012;

•

in the Energy Services division, where industrial investments dropped by 23% (mainly growth investments in France); and

•

finally in the Other segment, the decline from 2012 to 2013 reflects an investment of €185 million in a wind farm that was made in 2012.

Financial investments totaled €254 million for the year ended December 31, 2013, compared with €589 million for the year ended December 31, 2012:

•

At the end of December 2013, the acquisition of the 50% stake held by the Fomento de Construcciones y Contratas (FCC) group in Proactiva Medio Ambiente had a €238 million impact on financial investments, comprising the cash payment of €125 million on the signature date and additional Proactiva Medio Ambiente debt of €113 million now included in Group net financial debt.

•

Financial investments in 2012 mainly comprised the acquisition of an additional 49% stake in Azaliya for an enterprise value of €458 million and the buyback of 6.9% of Veolia Voda in the Czech Republic from BERD for €79 million.

Divestitures (including deconsolidation transactions) amounted to €1,237 million for the year ended December 31, 2013, compared with €3,473 million for the year ended December 31, 2012.

In 2013, these transactions included:

•

financial transactions of €1,117 million, including:

•

the divestiture of the 24.95% stake in Berlin Water for €636 million;

•

the divestiture of Water activities in Portugal for €91 million;

•

the divestiture of 19.25% of the shares held by the Group in the Sharqiyah Desalinisation Company following the initial public offering on the Oman market of 35% of this company’s shares, which had a €89 million impact on Group net financial debt;

•

the deconsolidation of practically all of our Environmental Services activities in Italy following the approval of the group’s voluntary liquidation plan (“Concordato preventivo di gruppo”), which had a €90 million impact on Group net financial debt.

•

Industrial divestitures for €120 million, of which €71 million in the Water division and €42 million in the Environmental Services division.

In 2012, these transactions included:

•

the divestiture of regulated activities in the United Kingdom in the Water division and solid waste activities in the United States in the Environmental Services division for enterprise values of €1,517 million and €1,464 million, respectively; and

•

the divestiture of wind energy activities in the United States for an enterprise value of €202.7 million.

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

Free Cash Flow (in € million)	Year ended December 31, 2013	Year ended December 31, 2012
Operating cash flow before changes in working capital and income taxes paid	1,970	2,173
Changes in working capital	(4)	31
Net investments	(299)	1,001
Dividends received	115	123
(Increase) / Decrease in receivables and other financial assets	(45)	(134)
Other share capital changes	1,470	7
Dividends paid	(191)	(434)
Income taxes paid	(203)	(226)
Interest paid	(645)	(631)
Free Cash Flow	2,168	1,910

Free cash flow for the year ended December 31, 2013 (after payment of the dividend) was €2,168million, compared to €1,910 million in 2012. This increase between 2012 and 2013 mainly reflects the issuance of deeply subordinated perpetual securities in the amount of €1,453.6 million, net of paid coupons, at the beginning of January 2013 and a decrease in dividends paid, partially offset by:

•

the decline in adjusted operating cash flow (see “—Adjusted operating cash flow” above);

•

relatively stable operating working capital, which provided an inflow of €4 million 2014;

•

management of industrial investments (€1,245 million for the year ended December 31, 2013), down by more than 27% compared to the period ended December 31, 2012; and

•

the continued divestitures (including deconsolidation transactions) which contributed to the reduction in the Group’s debt in the amount of €1,237 million at the end of 2013. These transactions contributed to the reduction in the Group’s debt in the amount of €3,473 million for the year ended December 31, 2012.

Sources of Funds and use of funds

Financings

Issuance of subordinated perpetual hybrid debt in Euros and Pound Sterling

At the beginning of January 2013, Veolia Environnement issued deeply subordinated perpetual hybrid debt in euros and pound sterling (€1 billion at 4.5% yield for the tranche in euros and £400 million at 4.875% yield for the tranche in sterling, redeemable from April 2018). This transaction enabled the Group to reinforce its financial structure in conjunction with its transformation while strengthening its credit ratios. This issuance is treated as equity in the Group’s consolidated IFRS accounts.

Financing of Dalkia’s international operations

On February 8, 2013, an agreement relating to the financing of the subsidiary Dalkia International was signed by, Veolia Environnement, EDF and Dalkia International. This agreement entered into effect on February 27, 2013 and led to the issuance of €600 million in deeply subordinated bonds by Dalkia International, subscribed by its shareholdersin proportion to their direct interest in the capital i.e. €144 million for EDF and €456 million for Dalkia, financed by a long-term loan from Veolia Environnement.

In addition, the debt of SPEC, co-financed by Dalkia France and EDF, was repaid early in the amount of €375 million (including EDF’s share) at the beginning of August 2013.

Buyback of U.S. dollar and euro-denominated bonds

At the beginning of June 2013, Veolia Environnement performed partial buybacks of its bond lines including:

•

€200 million of the euro-denominated bond line paying a coupon of 5.25% and maturing in April 2014; and

•

€129 million of the euro-denominated bond line paying a coupon of 5.375% and maturing in May 2018.

On December 17, 2013, Veolia Environnement performed partial buybacks of its bond lines including:

•

€60 million of the euro-denominated bond line paying a coupon of 4.375% and maturing in December 2020; and

•

€150 million of the euro-denominated bond line paying a coupon of 5.125% and maturing in May 2022.

These transactions form part of the active debt management and financing cost optimization strategy adopted by Veolia Environnement to reduce the carrying cost of available cash. These transactions were completed subsequent to the divestitures carried out in 2012 and 2013 which contributed to the reduction in Group net financial debt at the end of 2013.

Financing of the Transdev Group joint venture

To provide Transdev Group with the financial flexibility required for its development and in order to strengthen its balance sheet, on December 18, 2013, Veolia Environnement SA and the Caisse des depots et consignations carried out a share capital increase of €560 million (of which €280 million subscribed by Veolia Environnement through the capitalization of loans). Hence, the loans granted to the Transdev Group joint venture, the expiry date of which was deferred by one year (i.e., March 3, 2015), totaled €622.0 million at December 31, 2013.

Debt Covenants

Veolia Environnement SA Debt

The legal documentation for bank financing and bond issues contracted by the Company does not contain any financial covenants, (i.e., obligations to comply with a debt coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing).

Subsidiary Debt

Certain project financing or financing granted by multilateral development banks to the Group’s subsidiaries contain financial covenants (as defined above).

Based on due diligence performed within the subsidiaries, the Group considers that the covenants included in the documentation of material financing were satisfied (or had been waived by lenders) as of December 31, 2013.

Liquidity

The following table sets forth our principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items, as of December 31, 2013, 2012 and 2011:

(in € million)	As of December 31, 2013	As of December 31, 2012 represented	As of December 31, 2011
Veolia Environnement :
Undrawn MT syndicated loan facility	3,000.0	2,607.3	2,692.7
Undrawn MT bilateral credit lines	975.0	625.0	700.0
Undrawn ST bilateral credit lines	0.0	300.0	300.0
Letter of credit facility	350.2	473.7	483.0
Cash and cash equivalents	3,670.4	4,349.6	4,283.3
Subsidiaries:
Cash and cash equivalents	604.0	648.4	742.2
Total liquid assets	8,599.6	9,004.0	9,201.2
Current debts and bank overdrafts and other cash position items
Current debts	2,912.8	3,606.1	3,753.3
Bank overdrafts and other cash position items	216.1	252.7	390.5
Total current debts and bank overdrafts and other cash position items	3,128.9	3, 858.8	4,143.8
Total liquid assets net of current debts and bank overdrafts and other cash position items	5,470.7	5,145.2	5,057.4

Undrawn credit lines as of December 31, 2013 are as follows:

Bank	Maturity	Amount (in € million)
Société Générale	12/29/2015	150
Banco Santander	08/19/2015	100
Bank of Tokyo-Mitsubishi	10/05/2015	150
NATIXIS	04/13/2015	150
CM CIC	12/18/2016	100
BNP	10/31/2016	150
CACIB	03/31/2016	100
La Banque Postale	06/25/2015	75
TOTAL		975

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

We also use an indicator that we call “adjusted net financial debt,” another non-GAAP indicator. As a result of the application of IFRS 10 and 11, our shareholder loans granted to joint ventures are no longer eliminated in consolidation. Non eliminated shareholder loans are presented in the balance sheet in non-current and current financial assets as loans and receivables. For purposes of evaluating our consolidated financial position, we analyze these shareholder loans as if they were funded with a portion of our net financial debt. In order to analyze the portion of our net financial debt that is attributable to our consolidated businesses, we use “adjusted net financial debt,” which is equal to net financial debt less the amount of these shareholder loans recorded in our consolidated balance sheet.

Like net financial debt, “adjusted net financial debt” is a non-GAAP financial measure. However, unlike the items that are deducted from total borrowings to determine net financial debt, the shareholder loans that are deducted to determine “adjusted net financial debt” are not similar to cash as they are not liquid and are subject to possible impairment in the event that any relevant entity encounters financial difficulty. While we believe that “adjusted net financial debt” is a useful indicator because it allows us to determine the portion of our net financial debt attributable to consolidated businesses, it is not an indicator of the amount that we would owe to financial creditors if we were to use our liquid assets to repay debt. Accordingly, you should not place undue reliance on our “adjusted net financial debt.”

The following table sets forth the calculation of our net financial debt and adjusted net financial debt as of December 31, 2013 and 2012:

Net Financial Debt (in € million)	As of December 31, 2013	As of December 31, 2012
Non-current borrowings	9,496.8	12,131.3
Current borrowings	2,912.8	3,606.1
Bank overdrafts and other cash position items	216.1	252.7
Sub-total borrowings	12,625.7	15,990.1
Cash and cash equivalents	(4,274.4)	(4,998.0)
Fair value gains/losses on hedge derivatives	(174.6)	(170.4)
Net financial debt	8,176.7	10,821.7
Loans granted to joint ventures	2,725.0	2,984.8
Adjusted net financial debt	5,451.7	7,836.9

The following table sets forth the maturity schedule of our long-term borrowings as of December 31, 2013:

		Maturing in
Long-Term Borrowings (in € million)	Amount	1 to 3 years	3 to 5 years	More than 5 years
Bond issues	8,953.6	1,492.6	1,919.2	5,541.8
Bank borrowings	543.2	211.3	114.3	217.6
Non-current borrowings	9,496.8	1,703.9	2,033.5	5,759.4

Shareholders’ Equity

Total equity attributable to owners of the Company was €8,205.2 million as of December 31, 2013, compared to €7,106.2 million as of December 31, 2012, an increase of €1,099 million mainly resulting from the €1,470.2 million issuance, in January 2013, by Veolia Environment of deeply subordinated perpetual securities.

In addition to the impact of the 2013 net income and the payment in 2013 of the cash portion of the €0.70 per share dividend for the fiscal year 2012, we also recorded foreign exchange translation adjustments of €(204.3) million. We also recorded an increase of €87.2 in equity from net foreign investments and an increase of €227.3 million in equity from issuance of new shares.

Return on Capital Employed (ROCE)

“ROCE” or “Return on Capital Employed” is a measurement tool that we use to manage the return on our contracts globally and to make investment decisions, without regard to the method of financing of those investments (equity or debt). ROCE is the ratio of (i) net income from operations (adjusted operating income, after tax, but excluding revenue and tax related to operating financial assets), divided by (ii) the average amount of capital employed in our business during the same year. Capital employed excludes operating financial assets and net income from operations excludes the related income.

Net income from operations is calculated as follows:

Net Income from Operations (in € million)	Year ended December 31, 2013	Year ended December 31, 2012 represented
Adjusted operating income	921.9	798.1
- Adjusted income tax expense	(141.9)	(106.8)
- Revenue from operating financial assets	(175.9)	(184.4)
+ Income tax expense allocated to operating financial assets	45.5	44.6
Net income from operations	649.6	551.5

Average capital employed during the year is defined as the average of opening and closing capital employed. Capital employed is equal to the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts. Capital employed in 2013 includes the capital employed of the assets of companies classified as assets held for sale as of December 31, 2013.

Capital employed is calculated as follows:

Average capital employed (in € million)	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Intangible assets and property, plant and equipment, net	6,979.0	8,005.7	9,731.6
Goodwill, net of impairment	3,486.3	3,911.9	4,796.2
Investments in associates	385.0	477.7	360.8
Investments in joint ventures	2,905.1	2,914.7	3,167.2
Operating and non-operating working capital requirements, net	(493.2)	(365.9)	(797.1)
Net derivative instruments and other(1)	18.8	(68.8)	(52.2)
Provisions	(2,137.8)	(2,259.6)	(2,327.4)
Capital employed of companies classified in assets and liabilities held for sale	1,448.2	66.4	98.2
Capital employed	12,210.8	12,469.7	12,674.1
Average capital employed	12,340.2	12,571.9	NC
(1) Excluding derivatives hedging the fair value of debt in the amount of €166.8 million as of December 31, 2013, €190.6 million as of December 31, 2012 and €653.9 million as of December 31, 2011.

Our return on capital employed after tax (ROCE) is as follows:

(in € million)	Net income from operations	Average capital employed	ROCE after tax
2013	649.6	12,340.2	5.3%
2012	551.5	12,571.9	4.4%

Capital employed breaks down by division as follows for 2013 and 2012:

(in € million)	December 31, 2013	December 31, 2012 represented	Change
Water	4,582.6	4,929.2	(346.7)
Environmental Services	4,373.0	4,676.9	(303.9)
Energy Services	2,659.2	2,648.3	10.9
Other segments	596.0	215.3	380.7
Total Segment assets	12,210.8	12,469.7	(258.9)

Contractual Obligations

We have various contractual obligations arising from our operations. These obligations are more fully described under various headings in this Item 5. “Operating and Financial Review and Prospects” as well as in the Notes to our Consolidated Financial Statements.

The following table lists the aggregate maturities of our long-term debt, operating leases, capital leases and closure and post-closure costs at December 31, 2013:

Contractual Obligations (in € million)	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-Term Debt Obligations(1)(2)	12,172.0	2867.6	1,632.5	1,999.8	5,672.1
Operating Lease Obligations(1)	1,396.3	380.6	426.7	230.5	358.5
Capital Lease Obligations(2)(3)	306.2	49.3	73.9	42.5	140.5
Closure and post-closure(4)	508.6	63.7	61.2	43.1	340.6
TOTAL	14,383.1	3361.2	2,194.3	2,315.9	6,511.7

(1)

Including non-current and current borrowings, but excluding capital lease obligations (see (3) below).

(2)

We are also obligated to pay interest on our long-term and other debt obligations. To measure our obligations, we use a tool that we call the “financing rate,” which we define as the ratio between the cost of net debt (equal to net finance costs, excluding fair value adjustments on financial instruments not qualifying for hedge accounting) and the average net financial debt (based on a monthly weighted average). In 2013, the financing rate was 5.11%. A description of the way in which we account for derivative instruments and manage the market risks to which we are exposed is set forth in Notes 29 to our Consolidated Financial Statements. After taking into account hedging transactions, 46% of our financial debt bears interest at fixed rates. Assuming a constant net debt policy, a 0.5% increase in interest rates would generate an increase in net finance costs of €15.3 million.

(3)

Corresponds to future minimum lease payments.

(4)

Excluding provisions for environmental risks.

Off Balance Sheet Arrangements

The following discussion of our material off-balance sheet commitments should be read together with Note 34 to our Consolidated Financial Statements included herein, which discusses such commitments in greater detail. In the ordinary course of our business, we may enter into various contractual commitments with third parties that are not recorded in our balance sheet. These commitments include, among others, operational guarantees, financial guarantees, obligations to buy or sell and letters of credit given on our part. Operational guarantees constitute the greatest share of these off-balance sheet commitments, which we generally use to guarantee the performance commitments given by our subsidiaries to their customers. Often, these performance commitments are guaranteed by an insurance company or a financial institution, which then requires a counter-guarantee from us.

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

Agreements with Caisse des Dépôts et Consignations

Veolia Environnement granted Caisse des dépôts et consignations a call option covering all its Transdev Group shares exercisable in the event of a change in control of Veolia Environnement.

Vendor Warranties

These mainly include:

•

Warranties given in connection with the divestiture of the investment in Berlin Water in the amount of €484 million;

•

Warranties linked to the sale in 2004 of Water activities in the United States in the amount of €257.5 million;

•

Warranties given to Caisse des dépôts et consignations concerning Veolia Transport in connection with the March 3, 2011 combination of Veolia Transport and Transdev Group, estimated at approximately €201.3 million;

•

Warranties given in connection with the divestiture of regulated Water activities in the United Kingdom in the amount of €115.5 million. In addition Veolia Environnement gave the buyer a 4-year vendor warranty covering tax risks up to the amount of the purchase consideration;

•

Warranties given in connection with the divestiture of solid waste activities in the amount of €68.9 million;

•

Warranties given in connection with the divestiture of American and European wind energy activities in the amount of €67.7 million.

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

Other Commitments Given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 34 to our Consolidated Financial Statements) nor the specific commitments and contingencies described above. The following table sets forth our other commitments given as of the dates indicated.

(€ million)	As of December 31, 2011, represented	As of December 31, 2012, represented	As of December 31, 2013	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	8,408.6	8,272.5	9,290.3	4,932.1	2,303.1	2,055.1
Operational guarantees including performance bonds	8,340.5	8,235.1	9,242.9	4,907.5	2,290.5	2,044.9
Purchase commitments	68.1	37.4	47.4	24.6	12.6	10.2
Commitments relating to the consolidation scope	949.6	877.5	1,322.1	317.6	375.7	628.8
Vendor warranties	703.1	855.7	1,299.8	309.1	363.9	626.8
Purchase commitments	0.7	10.0	7.6	5.1	1.4	1.1
Sale commitments	2.1	1.4	0.3	0.3	-	-
Other commitments relating to the consolidation scope	243.7	10.4	14.4	3.1	10.4	0.9
Financing commitments	412.7	794.0	813.4	363.9	200.1	249.4
Letters of credit	230.5	325.2	451.9	277.5	170.4	4.0
Debt guarantees	182.2	468.8	361.5	86.4	29.7	245.4
TOTAL COMMITMENTS GIVEN	9,770.9	9,944.0	11,425.8	5,613.6	2,878.9	2,933.3

The following table breaks down our other commitments by division and other activities as of December 31, 2011, 2012 and 2013:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Water	8,244.7	7,177.4	7,209.0
Environmental Services	515.9	572.4	619.3
Energy Services	462.3	419.8	310.4
Other	2,202.9	1,774.4	1,632.2
TOTAL	11,425.8	9,944.0	9,770.9

In addition to vendor warranties given on the divestiture of Berlin Water, the €1,067.3 million increase in Water Division commitments concerns operating guarantees given on new contracts in the amount of €632.3 million, including €180 million of credit lines to Transdev Group and €140.8 million of new guarantees resulting from the consolidation of Proactiva.

Commitments relating to joint ventures

Group commitments given in respect of joint ventures are as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Commitments relating to operating activities	571.5	574.7	703.0
Commitments relating to the consolidation scope	-	-	124.0
Financing commitments	471.2	387.0	263.0
Total commitments given	1,042.7	961.7	1,090.0

Commitments relating to operating activities as of December 31, 2013 mainly concern the Water Division in the amount of €566.7 million and in particular the Al Wathba VB Waste Water Co joint venture in the United Arab Emirates for €341.5 million.

Financing commitments as of December 31, 2013 include primarily lines of credit to Transdev Group for €266.6 million, of which €180 million is due in December 2014, and €107.8 million of debt guarantees in respect of Dalkia China subsidiaries, as well as commitments relating to the Energy Services Division in the amount of €79.4 million.

Commitments relating to the consolidation scope relate to the Redal and Amendis joint ventures, fully consolidated from fiscal year 2012.

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

Pursuant to French law, our Company is required to refer to a corporate governance code and to comply with the provisions of such code or to declare the provisions it does not comply with and the reasons for which it decided not to apply such provisions. At its meeting of January 7, 2009, the Board of Directors reviewed the consolidated version of the AFEP-MEDEF code of December 2008 (a code of recommended practices for governance and executive compensation that is widely used in France) (the “AFEP-MEDEF Code”) and confirmed that this code was consistent with our existing corporate governance practices. We believe that our practices conform to the provisions of this AFEP-MEDEF Code updated in June 2013 to which our Company has decided to refer.

In compliance with the “apply or explain” rule resulting from Article 25.1 of the AFEP-MEDEF code, the Company has indicated below the recommendations of this code that it did not apply in 2013.

Summary Table of the Recommendations of the AFEP-MEDEF Code not adopted for the 2013 Financial Year

Recommendations of the AFEP-MEDEF Code not adopted for the 2013 Financial Year	Explanation

Recommendation provided in article 6.4 of the Code under the terms of which “with regard to the representation of men and women, the objective is that each board shall reach and maintain a percentage of at least 20% of women within a period of three years […], from the General Meeting of 2010 […]”.

(See “Composition of the Board of Directors” below). We expect to comply with the recommendation from the 2014 financial year. On the basis of the recommendations of the Nominations and Compensation Committee, our Board of Directors decided, at its session held on March 11, 2014, to propose to the Combined General Shareholders’ Meeting to be held on April 24, 2014, in addition to the renewal of the term of office held by Mr. Antoine Frérot, to renew the offices held by Mr. Daniel Bouton of Groupe Industriel Marcel Dassault(1), represented by Mr. Olivier Costa de Beauregard, and of Qatari Diar Real Estate Investment Company, represented by Mr. Khaled Al Sayed, for a four-year period to expire at the end of the Annual Ordinary General Meeting that, in 2018, will be asked to approve the accounts for the financial year ended December 31, 2017. The office of Mr. Paul-Louis Girardot will not be renewed, so at the end of the aforementioned shareholders’ meeting, the Board will be composed of 15 Directors, three of whom (20%) will be women.

Recommendation in article 18.1 of the Code, under the terms of which “[…] the committee in charge of compensation shall be chaired by an independent director”.

(See “Independence of the Members of the Board of Directors” below). We expect to comply with the recommendation from the 2014 financial year. Based on the recommendations of the Nominations and Compensation Committee, our Board of Directorss decided, at its session held on March 11, 2014, to appoint, starting from that day, Mr. Louis Schweitzer (Independent Director) as Chairman of the Nominations and Compensation Committee to replace Mr. Serge Michel, who would continue to serve on the committee.

(1) On March 28, 2014, Veolia Environnement received, with immediate effect, the resignation of Groupe Industriel Marcel Dassault (G. I. M. D.) as Director of the Company.

Composition and Appointment of the Board of Directors

As of the date hereof, our Board of Directors has fifteen directors. The list of directors, the expiration date of their terms of office, and other personal information is set forth below. The General Shareholders’ Meeting held on March 14, 2013:

•

renewed the appointment of Caisse des dépôts et consignations, represented by Mr. Olivier Mareuse, and Mr. Paolo Scaroni, for a term of four years ending on the date of the Annual General Meeting of Shareholders called to approve the financial statements for the year ended December 31, 2016; and

•

confirmed the appointment of Ms. Marion Guillou as a director and renewed her appointment for a term of four years, ending on the date of the Annual General Meeting of Shareholders called to approve the financial statements for the year ended December 31, 2016.

Board members are appointed by our shareholders at an ordinary General Shareholders’ Meeting at the proposal of our Board of Directors which, in turn, receives the proposals of the Nominations and Compensation Committee. Board members may be removed at any time by decision of our shareholders at a General Shareholders’ Meeting. Each director must own at least 750 registered shares in our Company.

The Board of Directors may appoint one or more non-voting members (censeurs) under Article 18 of our bylaws, which was adopted by our shareholders at the combined General Shareholders’ Meeting held on May 7, 2010. On that date, Thierry Dassault was appointed as a non-voting member (censeur) by the Board of Directors for a four-year term expiring at the close of the General Shareholders’ Meeting convened to approve our 2013 consolidated financial statements. The censeur’s mission is to attend the Board of Directors’ meetings in a non-voting advisory capacity, and the Board may freely ask the non-voting observer (censeur) for advice.

Our Company’s Board of Directors has no employee-elected members, but two members of our Works Council attend the Board of Directors’ meetings in a non-voting advisory capacity.

Renewal of the Board Members’ Terms of Office

In accordance with the AFEP-MEDEF Code, Article 11 of our Company’s bylaws provides for a four-year term of office for directors and annual renewal of the terms of one quarter of our Board members.5

On February 26, 2014, our Board of Directors decided, at the suggestion of the Nominations and Compensation Committee, to ask the General Shareholders Meeting to renew the mandate of Mr. Antoine Frérot as member of the board of directors. Subject to the approval of the General and Mixed Shareholders’ Meeting to be held on April 24, 2014, the Board of Directors will appoint Mr. Antoine Frérot as our Chairman and CEO for a new four-year term.

As part of the renewal of one-fourth of the Board annually, the Board of Directors, at its meeting held on March 11, 2014, formally noted that the terms of office of five directors (Mr. Antoine Frerot, Mr. Daniel Bouton, Mr. Paul-Louis Girardot, Groupe Industriel Marcel Dassault, represented by Mr. Olivier Costa de Beauregard6, and Qatari Diar Real Estate Investment Company, represented by Mr. Khaled Al Sayed) were due to end at the end of the General Shareholders’ Meeting to be held on April 24, 2014.

On the recommendation of the Nominations and Compensation Committee, the Board of Directors decided on March 11, 2014 to propose to the Mixed General Shareholders Meeting of April 24, 2014 that, in addition to the renewal of Mr. Antoine Frérot’s term as a director, the terms of office of the following directors be renewed for a four-year term expiring at the end of the Annual Ordinary General Meeting that, in 2018, will be asked to approve the accounts for the financial year ended December 31, 2017: (i) Mr. Daniel Bouton; (ii) Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard; and (iii) the Qatari Diar Real Estate Investment Company, represented by Mr. Khaled Al Sayed. The Board did not propose the renewal of Mr. Paul-Louis Girardot as a director. It will propose his nomination as a non-voting member (censeur) via the General Shareholders’ Meeting to be held on April 24, 2014. However, on March 28, 2014, we announced that we had received, with immediate effect, the resignation of Groupe Industriel Marcel Dassault (G.I.M.D.) as a Director, and member of the accounts and audit, nomination and compensation committees and the resignation of Mr. Thierry Dassault from his duties as a non-voting member (censeur) of our Board of Directors.

When these renewals of terms of office and the nonrenewal of the term of office of Mr. Paul-Louis Girardot come into effect, the Board of Directors will consist of 15 directors, three of whom (i.e. 20%) will be women, and there will be one non-voting members (censeur).

Applying the Principles of an Increased Representation of Women on our Board of Directors

The Nominations and Compensation Committee has taken note of the provisions of the law of January 27, 2011 providing for equal representation of women and men on boards of directors. In accordance with that law and the amended AFEP-MEDEF Code, the Nominations and Compensation Committee made recommendations to the Board on March 15, 2012 to propose the appointment of an increased number of women to the Board on the occasion of future annual general shareholders' meetings. As of the date of filing of this annual report on Form 20-F, the Board has three women among the directors, accounting for 18.75% of the total Board members. If the changes to the composition of the Board of Directors proposed to the General Shareholders Meeting to be held on April 24, 2014 are approved, this percentage would increase to 20%.

5

In order to comply with the provisions of our bylaws that provide for the annual renewal of one quarter of our Board of Directors, before the 2015 General Shareholders' Meeting, one director will need to be randomly selected from among the directors who were either appointed or had their term of office renewed during the 2012 General Shareholders' Meeting. The term of office of the person selected in this way will be reduced to three years (i.e., his or her term of office will expire at the close of the 2015 ordinary General Shareholders' Meeting).

6

On March 28, 2014. Veolia Environnement has received, with immediate effect, the resignation of Groupe Industriel Marcel Dassault (G.I.M.D) as director of the Company.

Powers of the Board of Directors

In accordance with French law, the Board of Directors establishes policies concerning our business and supervises the implementation thereof. Subject to the powers expressly granted by law to shareholders’ meetings and within the limits of our corporate purpose, the Board of Directors has the authority to consider all issues concerning the proper operation of our Company and, by its deliberations, resolves matters which concern our Board.

In addition to the powers conferred to the Board of Directors by French law, our internal regulations impose an internal requirement that certain major decisions of the Chairman and Chief Executive Officer (president-directeur général) be submitted to the Board of Directors for prior approval. These internal limitations of authority are described below under “—Management.”

Selection Criteria for Directors

The Nominations and Compensation Committee advises our Board on the selection of candidates for the purpose of renewing the composition of our Board of Directors based on the following criteria, in particular: management skills acquired in major French and foreign international corporations, familiarity with our sector of activity, professional experience, financial and accounting expertise and sufficient availability. Our Board is striving to diversify the profiles of its members, of both French and foreign nationality, particularly by increasing the number of women over the coming years, while making sure to bring about a balance among the various stakeholders in our Company. As of the date of this annual report on Form 20-F, our Board had two directors of foreign nationality, representing 12.5% of the total (Paolo Scaroni is Italian and Khaled Mohamed Ebrahim Al Sayed is Bahraini).

Training and Integration of New Directors

At the request of the Board of Directors, our Company organizes training for new directors on the specifics of our businesses to facilitate their integration, particularly through site visits. Moreover, to facilitate their integration, new members may meet with our key management personnel.

Board Members

The following table sets forth the names and ages of the members of our Board of Directors, the date of their first appointment and, if applicable, most recent renewal, as a member of our Board of Directors; the date of expiration of their current term of office; and their current principal business activities conducted outside of our Company. All positions and offices of our directors indicated below are given as of December 31, 2013. Unless otherwise stated, all terms of office expire at the end of the General Shareholders’ Meeting in the year stated. Directors may be contacted at our headquarters, located at 36/38 avenue Kléber, 75116 Paris.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Antoine Frérot

55 years old

Date of first appointment:

May 7, 2010

Term of office expires:

2014 GM

Principal position held within the Company:

Chairman and Chief Executive Officer of Veolia Environnement*.

In France:

•

Managing Director of Veolia Eau – Compagnie Générale des EauxVE;

•

Director of Transdev GroupVE;

•

Member of the Supervisory Board of Dalkia FranceVE;

•

Chairman of Campus Veolia EnvironnementVE;

•

Director of Dalkia InternationalVE;

•

Director of Société des Eaux de MarseilleVE;

•

Chairman of VE France RégionsVE;

•

Member of the A and B Supervisory Boards of DalkiaVE;

•

Chairman of Fondation d’EntrepriseVE;

•

Permanent Representative of Veolia Environnement to the Board of Directors of Institut Veolia EnvironnementVE;

•

Vice-Chairman of the Orientation Board of Institut de l’Entreprise (Association);

•

Director of Paris Ile-de-France Capitale Economique;

•

Director of the Société
des Amis du Musée du Quai Branly.

 Outside France:

•

Member of management of Veolia Environmental Services North America (United States)VE.

In France:

•

Director and Chairman of the Board of Directors of Veolia Eau until 11/19/2013VE;

•

Chairman of the Board of Directors
of Transdev until 12/03/2012VE;

•

Chairman of the Board of Directors
of Veolia Propreté until 10/31/2012VE;

•

Member and Chairman of the Supervisory Board
of Eolfi until 06/29/2012;

•

Permanent Representative of Veolia Eau – Compagnie Générale des Eaux to the Board of Directors of Institut Veolia Environnement until 02/22/2011;

•

Permanent Representative of Veolia Eau – Compagnie Générale des Eaux to the Board of Directors of Fondation d'EntrepriseVE until 01/25/2010;

•

Chairman of the Board of Directors of Veolia Propreté until 10/07/2011;

•

Director of Veolia Transport until 03/24/2011;

•

Member of the Supervisory Board of Ponts Formation Edition until 03/01/2011;

•

Member of the Supervisory Board
of Louis Dreyfus BV until 02/03/2011;

•

Chief Executive Officer of Veolia Environnement
until 12/12/2010;

•

Director of SADE CGTH
until 06/23/2010;

•

Director of CEP Ports until 04/28/2010;

•

Member and Chairman of the Supervisory Board
of SETDN until 05/28/2010;

•

Member and Chairman of the Supervisory Board
of CEO until 05/28/2010;

•

Permanent Representative of Veolia Eau – Compagnie Générale des Eaux to the Board of Directors of Société des Eaux de Marseille until 04/21/2010;

•

Director of SARP until 02/18/2010;

•

Permanent Representative of Veolia Eau – Compagnie Générale des Eaux to the Board of Directors of Proxiserve Holding until 01/15/2010;

•

Chief Executive Officer of Veolia Water until 11/27/2009;

•

Director and Chairman of the Board of Directors of VWST until 12/07/2009.

 Outside France:

•

Director of Veolia Environmental Services North America (USA)VE until 12/31/2012;

•

Director of Société Monégasque des Eaux (Monaco) until 04/07/2010.

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company. VE Company belonging to the Veolia Environnement Group.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Louis Schweitzer

71 years old

Date of first appointment:

April 30, 2003

Reappointed:

May 17, 2011

Term of office expires:

2015 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*; Vice-Chairman of the Board of Directors;
Senior Independent Director;
Member of the Nominations
and Compensation Committee
since April 30, 2003* and Chairman of Compensation Committee since March 11, 2014*.

Principal position held outside
the Company:

•

Chairman of Initiative France.

Other offices and positions held
with any company:

In France:

•

Director of L’Oréal*;

•

Member of the Board of Musée du Quai Branly;

•

Member of the Board of the National Political Science Foundation;

•

Chairman of the Board of Directors of Société des Amis du Musée du Quai Branly;

•

Chairman of the Board of Directors of Festival d’Avignon;

•

Chairman of the Board of Directors of Maison de la Culture MC 93.

 Outside France:

•

Member of the Advisory Board of Allianz* (Germany);

•

Member of the Advisory Board of Bosch (Germany).

In France:

•

Chairman of the Board of Directors of Renault*;

•

Director of Électricité de France (EDF)*;

•

Member of the Board of Directors of the Musée du Louvre;

•

Chairman of the National Authority against Discrimination and for Equality (“HALDE”);

•

Chairman of the Supervisory Board of the “Le Monde” Group;

•

Member of the Advisory Board of the Banque de France;

•

Director of BNP Paribas*.

 Outside France:

•

Chairman of the Board of Directors of AstraZeneca* (United Kingdom);

•

Chairman of the Board of Directors
of AB Volvo* (Sweden).

Jacques Aschenbroich

59 years old

Date of first appointment:

May 16, 2012

Term of office expires:

2016 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*; Member of the Accounts and Audit Committee since December 12, 2012; and Chairman of the Research, Innovation and Sustainable Development Committee since December 12, 2012.

Principal position held outside the Company:

•

Chairman and Chief Executive Officer of Valeo*.

Other offices and positions held
with any company:

In France:

•

Chairman of Valeo Finance;

•

Director of the École Nationale Supérieure
of Mines ParisTech.

 Outside France:

•

Chairman of Valeo SpA (Italy);

•

Chairman of Valeo Limited (United Kingdom);

•

Director of Valeo Service Espana, S.A. (Spain).

In France:

•

Chairman and Chief Executive Officer
of SEPR-Société européenne des produits réfractaires – France;

•

Chairman and Chief Executive Officer of Saint-Gobain Glass France;

•

Chairman of Saint-Gobain Sekurit France;

•

Chairman of Valeo Service.

 Outside France:

•

Vice-Chairman, President, Chief Executive Officer and Director of Saint-Gobain Corporation
(United States);

•

Chairman and Chief Executive Officer of Saint-Gobain Advanced Ceramics Corp. (United States);

•

Chairman of Saint-Gobain Abrasives Inc.
(United States), Saint-Gobain Advanced Ceramics Corp. (United States), and Saint-Gobain Ceramics
& Plastics Inc. (United States);

•

Chairman of Saint-Gobain Corporation Foundation Inc. (United States), and Saint-Gobain Ceramics & Plastics Inc. (United States);

•

Director of Saint-Gobain Corporation (United States), Saint-Gobain, Corporation Foundation Inc. (United States), Saint-Gobain Performance Plastics Corp. (United States), Saint-Gobain Containers Inc. (United States), Solaglas Ltd (United Kingdom), Saint-Gobain Sekurit Hanglas Polska (Poland), Saint-Gobain Sekurit Benelux SA (Belgium), Saint-Gobain Sekurit Italia (Italy), Grindwell Norton Ltd. (India), Saint-Gobain Glass India Ltd. (India) and Saint-Gobain Sekurit India (India), Saint-Gobain K.K. (Japan), Hankuk GlassIndustries Inc. (Korea), Saint-Gobain Glass Mexico (Mexico), Saint-Gobain Sekurit Mexico (Mexico), ESSO S.A.F.;

•

Member of the Supervisory Board of Saint-Gobain Autoglas GmbH (Germany) and Saint-Gobain Glass Deutschland GmbH (Germany);

•

Member of the Advisory Board of AvanCis GmbH
& Co. KG (Germany).

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years
Maryse Aulagnon 64 years old Date of first appointment: May 16, 2012 Term of office expires: 2016 GM Principal position held within the Company: Independent Director of Veolia Environnement*.

Principal position held outside
the Company:

•

Chairman and Chief Executive Officer of Affine SA

Other offices and positions held with any company:

In France:

•

Director of Air France KLM*;

•

Representative of Affine, Mab Finances and Promaffine to the boards of various entities of the Affine Group;

•

Member of the Supervisory Board of BPCE (Banques Populaires Caisses d'Épargne) Group.

 Outside France:

•

Chairman of Banimmo, Affine Group (Belgium);

•

Director of Holdaffine BV, Affine Group (Netherlands).

In France:

•

Member of the Management Committee of Business Facility International SAS;

•

Director of AffiParis.

•

Chairman of Mab-Finances SAS.

Outside France:

•

Manager of Affinvestor GmbH (Germany);

•

Director of European Asset Value Fund (Luxembourg).

Daniel Bouton

63 years old

Date of first appointment:

April 30, 2003

Reappointed:

May 7, 2010

Term of office expires:

2014 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*; Member of the Nominations and Compensation Committee since
 April 1, 2005; Member of the Accounts and Audit Committee since November 2, 2009 and Chairman of this committee since January 1, 2010

	Principal position held outside the Company: • Chairman of DMJB Conseil; • Senior Advisor of Rothschild & Cie Banque; Other offices and positions held with any company: none	In France: • Senior Advisor of CVC Capital Partners; • Director of Total SA*; • Chief Executive Officer and Chairman of the Board of Directors of Société Générale*.
GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Caisse des dépôts et consignations

Date of first appointment:

March 15, 2012

Reappointed:

May 14, 2013

Term of office expires:

2017 GM

Principal position held within the Company:

Director of Veolia Environnement*.

Principal position held outside
the Company:

none

Other offices and positions held with any company:

In France;

•

Director of CNP Assurances*;

•

Director of Compagnie des Alpes*;

•

Director of Egis SA;

•

Director of FSI;

•

Director of Icade*;

•

Director of la Poste;

•

Director of Oseo SA;

•

Member of the Supervisory Board of SNI;

•

Director of Transdev.

Outside France: • Director of Dexia* (Belgium).

Olivier Mareuse 50 years old Principal position held within the Company: Permanent Representative of Caisse des dépôts et consignations to the Board of Directors of Veolia Environnement*.

Principal position held outside
the Company:

•

Financial Director of the Caisse des Dépôts et Consignations Group (CDC).

Other offices and positions held
with any company:

In France:

•

Director of AEW Europe;

•

Director of CDC Infrastructure;

•

Director of Icade*;

•

Director of the CDC's Société Forestière;

•

Permanent Representative of CDC to the Board of Directors of Qualium Investissement;

•

Permanent Representative of CDC to the Board of Directors of CNP Assurance;

•

Member of Management Committees of CDC.

In France: • Director of FSI; • Member of the Supervisory Board of IXIS Asset Management. Outside France: • Director of Dexia* (Belgium).

Pierre-André de Chalendar

55 years old

Date of first appointment:

May 7, 2009

Reappointed:

May 17, 2011

Term of office expires:

2015 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*;

Member of the Research, Innovation and Sustainable Development Committee since May 7, 2010.

Principal position held outside
the Company:

•

Chairman and Chief Executive Officer of Compagnie de Saint-Gobain*.

Other offices and positions held
with any company:

In France:

•

Chairman of the Board of Directors of Verallia;

•

Director of BNP Paribas*.

 Outside France:

•

Director of Saint-Gobain Corporation
(United States).

In France:

•

Assistant Chief Executive Officer of Compagnie de Saint-Gobain*;

•

Member of the Accounts and Audit Committee.

 Outside France:

•

Director of SG Aldwych (United Kingdom);

•

Director of BPB (United Kingdom);

•

Director of SG Distribution Nordic AB (Sweden).

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Paul-Louis Girardot

80 years old

Date of first appointment:

April 30, 2003

Reappointed:

May 7, 2010

Term of office expires:

2014 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*; Member of the Accounts and Audit Committee since April 1, 2005; Chairman of the Research, Innovation and Sustainable Development Committee since September 14, 2006.

Principal position held outside
the Company:

•

Chairman of the Supervisory Board of Veolia Eau – Compagnie Générale des EauxVE.

Other offices and positions held with any company:

In France;

•

Member of the Supervisory Board of Dalkia FranceVE;

•

Member of the Supervisory Boards
A and B of DalkiaVE;

•

Director of Veolia PropretéVE;

•

Director of Veolia WaterVE;

•

Director of Société des Eaux de MarseilleVE;

•

Chairman of the Supervisory Board of Compagnie des Eaux et de l'OzoneVE;

•

Vice-Chairman of Institut Veolia EnvironnementVE.

In France; • Member of the Supervisory Board of Compagnie des Eaux de Paris; • Director of Veolia Transport.
Groupama SA Date of first appointment: May 16, 2012 Term of office expires: 2016 GM Principal position held within the Company: Independent Director of Veolia Environnement*.

Offices and positions held
with any company:

In France and within Groupama SA Group:

•

Founding member of the Nationale Centaure association;

•

Director of Astorg Actions Europe;

•

Director of Centaure Bretagne;

•

Director of Centaure Centre-Atlantique;

•

Director of Centaure Grand-Est;

•

Director of Centaure Île-de-France;

•

Director of Centaure Midi Pyrénées;

•

Director of Centaure Nord Pas de Calais;

•

Director of Centaure Paris Normandie;

•

Director of Centaure Provence Méditerranée;

•

Director of Centaure Rhône Alpes;

•

Director of Cofintex 6 S.A.;

•

Director of Compagnie Foncière Parisienne (CFP);

•

Director of GIE G20;

•

Member of GIE Immeubles & Services;

•

Director of Groupama Asset Management;

•

Director of Groupama Assurance-Crédit;

•

Director of Groupama Banque;

•

Director of Groupama Epargne Salariale;

•

Chairman of Groupama Investissements;

•

Director of Groupama Protection Juridique;

•

Director of Groupama Supports et Services;

•

Director of Le Vœu Funéraire;

•

Member of the Supervisory Board of Plateau
de veille téléassistance à la personne;

•

Member of the Supervisory Board of Présence Verte S.A;

•

Director of Rent a Car;

•

Member of the Management Board of the S.C.A.
of Château d’Agassac;

•

Managing Director of SCI des Frères Lumières;

In France outside of the Groupama SA Group:

•

Director of Service informatique pour l’expertise automobile (SIDEXA);

•

Director of BCA Expertise SAS;

•

Director of CETIP;

•

Director of Holdco SIIC.

In France and within Groupama SA Group:

•

Director of Groupama Chegaray Services;

•

Director of Groupama Private Equity;

•

Director of Silic;

•

Managing Director of SCI Les Massues.

In France outside of the Groupama SA Group:

•

Director of Bolloré;

•

Member of the Supervisory Board of Lagardère SCA.

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company. VE note

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years
Georges Ralli 65 years old Principal position held within the Company: Permanent Representative of Groupama SA to the Board of Directors of Veolia Environnement*.	In France; • Director of Chargeurs*; • Director of Carrefour*. Outside France: • Managing Director of IPF Management I Sarl (Luxembourg); • Managing Director of IPF Partners Sarl (Switzerland).

In France;

•

Chairman of Maison Lazard SAS;

•

Chairman and Managing Partner of Lazard Frères Gestion SAS;

•

Managing Partner of Compagnie Financière Lazard Frères SAS and of Lazard Frères SAS;

•

Member of the Supervisory Board of VLGI;

•

Censeur of Eurazeo*;

•

Member of the Supervisory Board of Bazile Telecom;

•

Vice-President and Executive Director of Compagnie Financière Lazard Frères SAS;

•

Vice-President and Executive Director of
Lazard Frères SAS;

•

Chairman and Chief Executive Officer and Director of Lazard Frères Banque;

•

Director of Silic*.

 Outside France:

•

Deputy Chairman and Managing Director of Lazard Group LLC (United States);

•

Chief Executive of the European Investment Banking Business of Lazard (United States);

•

Co-Chairman of the European Investment Banking Committee of Lazard (United States);

•

Director of Lazard AB (Sweden);

•

Member of the Executive Committee of Lazard BV (Belgium);

•

Director of Lazard Asesores Financieros SA (Spain);

•

Director of Lazard Wealth Management Holding SL (Spain);

•

Director of Lazard & Co Srl (Italy);

•

Director of Lazard Investments Srl (Italy);

•

Chairman of the Advisory Board of Lazard GmbH (Switzerland);

•

Chairman of Lazard Wealth Management Europe Sarl (Luxembourg);

•

Director of LAZ-MD Holding LLC (United States);

•

Member of LFCM Holdings LLC (United States);

•

Chairman of the Executive Committee of Lazard Fund Management GmbH (Germany).

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Groupe Industriel Marcel Dassault

Date of first appointment:

May 7, 2010

Term of office expires:

2014 GM (resigned effective March 28, 2014)

Principal position held within the Company:

Independent Director of Veolia Environnement*; Member of the Nominations and Compensation Committee since May 7, 2010; Member of the Accounts and Audit Committee since May 7, 2010

	Principal position held outside the Company: none Other offices and positions held with any company: none	none

Olivier Costa de Beauregard

54 years old

Principal position held within the Company:

Permanent Representative of Groupe Industriel Marcel Dassault (GIMD) to the Board of Directors of Veolia Environnement* (resigned effective March 28, 2014).

Principal position held outside
the Company:

•

Chief Executive Officer of the Groupe Industriel Marcel Dassault (GIMD).

Other offices and positions held
with any company:

In France:

•

Chairman of Financière Dassault;

•

Chairman of the Management Board of Immobilière Dassault SA*;

•

Director of Dassault Médias;

•

Director of Figaro Classifieds;

•

Director of the Groupe Figaro;

•

Director of As de Trèfle;

•

Member of the Supervisory Board of GIMD;

•

Permanent Representative of GIMD to the Board of Directors of Genoway*, Artcurial and Dassault Développement.

 Outside France:

•

Director of SITA S.A. (Switzerland);

•

Director of Financière Terramaris (Switzerland);

•

Vice-Director of Dassault Belgique Aviation (Belgium);

•

Director of SABCA (Belgium);

•

Director of Victoria Jungfrau Collection (Switzerland).

none

Marion Guillou

59 years old

Date of first appointment:

May 16, 2012

Term of office expires:

2017 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*; member of the Research, Innovation and Sustainable Development Committee since December 12, 2012.

Principal position held outside
the Company:

•

Chairman of Agreenium.

Other offices and positions held
with any company:

In France:

•

Member of the Board of Directors of the Sciences-Po Foundation;

•

Member of the national council of the Legion of Honor;

•

Director of Imerys*;

•

Director of Apave;

•

Director of BNP*;

•

Chairman of CAR d’initiative d’execellence of Toulouse (IDEX);

Outside France:

•

Member of the Board of CGIAR.

•

Member of FAO's expert committeee (HLPE).

In France:

•

Chairman and Chief Executive Officer of l'INRA

•

Chairman of the Board of Directors of École Polytechnique;

•

Chairman of a joint initiative of research on agriculture and climate change (JPI FACCE);

•

Member of the Supervisory Board of Areva as a representative of THE State.

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Serge Michel

87 years old

Date of first appointment:

April 30, 2003

Reappointed:

May 16, 2012

Term of office expires:

2016 GM

Principal position held within the Company:

Director of Veolia Environnement*;

Chairman of the Nominations and Compensation Committee from April 30, 2003 to March 11, 2014; member of this Committee since March 3, 2014.

Principal position held outside
the Company:

•

President of Soficot SAS.

Other offices and positions held
with any company:

In France:

•

President of SAS Carré des Champs-Élysées;

•

President of SAS Société Gastronomique de l’Étoile;

•

President of SAS Groupe Epicure;

•

President of SAS Les Joies de Sofi;

•

Member of the Supervisory Board of Compagnie des Eaux de Paris;

•

Director of SARP IndustriesVE;

•

Member of the Supervisory Board of Société des Eaux de Trouville Deauville et NormandieVE;

•

Permanent Representative of CEPH to the Board of Directors of SEDIBEXVE;

•

Director of Orsay Finance 1;

•

Director of LCC SA;

•

Director of Infonet Services.

In France;

•

President of SAS CIAM;

•

Permanent Representative of EDRIF to the Supervisory Board of Veolia Eau-Compagnie Générale des EauxVE;

•

Member of the Supervisory Board of EolfiVE;

•

Director of Eiffage SA*;

•

Permanent Representative of SARP to the Board of Directors of SARP Industries.

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company. VE Company belonging to the Veolia Environnement Group.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Baudouin Prot

62 years old

Date of first appointment:

April 30, 2003

Reappointed:

May 17, 2011

Term of office expires:

2015 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*

Principal position held outside
the Company:

•

Chairman of the Board of Directors of BNP Paribas*.

Other offices and positions held
with any company:

In France:

•

Director of Lafarge*;

•

Director of Pinault-Printemps-Redoute*.

 Outside France:

•

Member of the Institute of International Finance (IIF);

•

Vice-Chairman of the International Monetary Conference (IMC);

•

Member of the International Advisory Panel of the Monetary Authority of Singapore (MAS) (Singapore);

•

Member of the International Business Leaders’ Advisory Council (IBLAC) of the city of Shanghai (China)*;

•

Director of Pargesa Holding SA* (Switzerland).

In France;

•

Director and Chief Executive Officer of BNP Paribas*;

•

Director of Accor*;

•

Member of the French Banking Federation Executive Committee.

 Outside France:

•

Director of BNL* (Italy);

•

Director of Erbé SA (Belgium).

Qatari Diar Real Estate Investment Company

Date of first appointment:

May 7, 2010

Term of office expires:

2014 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*

	Principal position held outside the Company: Other offices and positions held with any company: none	In France: • Director of Vinci*;

Khaled Mohamed Ebrahim Al Sayed

48 years old

Principal position held within the Company:

Permanent Representative of Qatari Diar Real Estate Investment Company to the Board of Directors of Veolia Environnement

Principal position held outside the Company: • Group Chief Executive Officer of Qatari Diar Real Estate Investment Company (Qatar).

 Outside France:

•

Chief Business Officer of Qatari Diar Real Estate Investment Company (Qatar);

•

Contracts Director of Qatari Diar Real Estate Investment Company (Qatar);

•

Director Supply Chain of Eastern Hemisphere Occidental Oil & Gas Corporation - (Abu Dhabi).

GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company.

DIRECTOR	Principal positions held outside the Company – Other offices	Positions or offices expired during the last five years

Nathalie Rachou

56 years old

Date of first appointment:

May 16, 2012

Term of office expires:

2016 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*;

Member of the Accounts and Audit Committee since December 12, 2012

Principal position held outside
the Company:

•

Founder and Managing Director of Topiary Finance Ltd.

Other offices and positions held with any company:

•

Director de Société Générale*;

•

Member of the Audit, Internal Control and Risks Committee of Société Générale*;

•

Director and member of the audit committee of Altran Technologies*.

In France: • Director of the merchant bank Liautaud & Cie.

Paolo Scaroni

67 years old

Date of first appointment:

December 12, 2006

Reappointed:

May 14, 2013

Term of office expires:

2017 GM

Principal position held within the Company:

Independent Director of Veolia Environnement*

Principal position held outside
the Company:

•

Chief Executive Officer of ENI* (Italy).

Other offices and positions held
with any company:

 Outside France:

•

Vice-Chairman of London Stock Exchange Plc* (England);

•

Member of the Board of Directors of Columbia Business School (United States);

•

Member of the Board of Directors of Assicurazioni Generali* (Italy);

•

Member of the Board of Directors of Fondazione Teatro alla Scala (Italy).

none

Thierry Dassault

56 years old

Date of first appointment:

May 7, 2010

Term of office expires:

2014 GM (resigned effective March 28, 2014).

Principal position held within the Company:

Censeur of Veolia Environnement*;

Member of the Research, Innovation and Sustainable Development Committee

Principal position held outside
the Company:

•

Chairman and Director of Keynectis SA;

•

Vice-Chairman, Deputy Chief Executive Officer and Member of the Supervisory Board of the Groupe Industriel Marcel Dassault SAS.

Other offices and positions held
with any company:

In France:

•

Director of Dassault Medias SA;

•

Director of Société du Figaro SAS;

•

Director of Gaumont SA*;

•

Member of the Supervisory Board of Particulier et Finances Editions SA;

•

Member of the Supervisory Board of Veolia Eau - Compagnie Générale des Eaux;

•

Member of the Managing Committee of I-Ces 4D SAS;

•

Permanent Representative of SC TDH; Director of Halys SAS;

•

Permanent Representative of SC TDH; Director of If Research SAS;

•

Director of Bluwan SA.

 Outside France:

•

Director of Dassault Belgique Aviation.

In France: • Director of Socpresse SA; • Member of the Supervisory Board of Gaumont SA.
GM = General shareholders' meeting convened to vote on the financial statements for the past year. * Listed company.

Born on June 3, 1958 in Fontainebleau (France), Antoine Frérot is a graduate of the École Polytechnique (year 1977), engineer at the Ponts et Chaussées corps and holds a doctorate from the École Nationale des Ponts et Chaussées. He started his career in 1981 as an engineering researcher at the Central Research Office for French Overseas Departments and Territories. In 1983, he joined the Center of Study and Research of the École Nationale des Ponts et Chaussées as project manager and then became assistant director from 1984 to 1988. From 1988 to 1990, he was in charge of financial operations at Crédit National. In 1990, Antoine Frérot joined Compagnie Générale des Eaux as an official representative and, in 1995, became Chief Executive Officer of CGEA Transport. In 2000, he was appointed Chief Executive Officer of CONNEX, the Transport Division of Vivendi Environnement, and member of the Executive Committee of Vivendi Environnement. In January 2003, Antoine Frérot was appointed Chief Executive Officer of Veolia Eau, our Water Division, and our Senior Executive Vice President. In November 2009, he was appointed our Chief Executive Officer, and in December 2010 our Chairman and Chief Executive Officer.

Louis Schweitzer is a graduate of the Institut d’Études Politiques (IEP) in Paris. Graduate of the École nationale d'administration (ENA) and Inspector of Finance, he was chief of staff from 1981 to 1986 for Laurent Fabius (who was successively junior Budget Minister, Minister for Industry and Research and Prime Minister). In 1986, he joined Renault’s senior management and then successively held the positions of director of planning and management control, Chief Financial Officer and Executive Vice-President. He was appointed Chief Executive Officer of Renault in December 1990, then Chairman and Chief Executive Officer in May 1992 until April 29, 2005, when he was appointed Chairman of the Board of Directors of Renault. Louis Schweitzer did not wish to seek the renewal of his term of office as Director of Renault during the annual general meeting held on May 6, 2009. After serving as Vice-Chairman of our Board of Directors since November 27, 2009, he is now a Senior Independent Director of our Company, since May 16, 2012 and again Vice Chairman since May 14, 2013.

Jacques Aschenbroich, a graduate in engineering from the Corps des Mines, has held several posts in the French civil service, serving in the Prime Minister’s cabinet in 1987 and 1988. He then moved into industry, at the Saint-Gobain Group from 1988 to 2008. He managed our subsidiaries in Brazil and Germany before becoming Managing Director of the Flat Glass Division of the Compagnie de Saint-Gobain. He went on to become President of Saint-Gobain Vitrage in 1996. From October 2001 to December 2008, he was Senior Vice-President of Saint-Gobain, managing the Flat Glass and High Performance Materials sectors from January 2007, and the Group’s operations in the United States as Director of Saint-Gobain Corporation and Executive Vice-President for the United States and Canada from September 1, 2007. He was appointed a Director and Chief Executive Officer of Valeo in March 2009.

Maryse Aulagnon is Founder and Chief Executive Officer of the Groupe Affine, consisting of two property companies listed in Paris and Brussels specializing in commercial real estate. Mrs. Aulagnon holds a master's degree in economics and is a graduate of Institut d'Études Politiques (IEP) and of the École Nationale d'Administration (ENA). She is an honorary Maître des Requêtes of the Conseil d'Etat (1975 to 1979). After holding various positions at the French Embassy in the United States (1979-1981) and on the staff of several French ministers (Budget and Industry), she joined the Compagnie Générale d'Electricité Group (now Alcatel) in 1984 as Director of International Affairs. She then joined Euris as Deputy Chief Executive Officer when it was created in 1987. In 1990 she founded Groupe Affine, which she has directed since then. She has also been a member of the Supervisory Board of the BPCE banking group (Banques Populaires Caisses d'Epargne) since December 2010 and a Director of Air France-KLM (Chairman of the Audit Committee) since July 2010. Finally, she is Director of several professional agencies (Club de l’Immobilier, Fondation Palladio, FSIF, founding member of Cercle 30, etc.). She is moreover Director of cultural and university organizations (Fondation des Sciences-Po, Le Siècle, Terrafemina, etc.).

Daniel Bouton holds a degree in Political Science, is a graduate of the École Nationale d'Administration (ENA) and was Inspector of Finance at the French Treasury. He has held a number of positions in the French Ministry of Economy, Finance and Industry, including that of budget director, between 1988 and 1991. In 1991, he began working at Société Générale, serving as Chief Executive Officer starting in 1993, and as Chairman and Chief Executive Officer starting in 1997. He was appointed to the position of Chairman of the Board of Directors of Société Générale in May 2008, then resigned from his duties of Director and Chairman of the bank in May 2009. In November 2009, Daniel Bouton incorporated a consulting company, DMJB Conseil, of which he is the Chairman.

Caisse des dépôts et consignations, established in 1816, is a public establishment carrying out tasks of general interest; as such it is a long-term investor seeking to contribute to the growth of companies. Its Permanent Representative on our Board of Directors, Olivier Mareuse, graduated from the IEP in Paris in 1984 and from the École Nationale d’Administration in 1988. He joined CNP Assurances in 1988 as an assistant director in the financial institutions department. In 1989 he was named technical and financial director in the collective insurance department. He then worked as special assistant to the CEO of CNP Assurances between 1991 and 1993. From 1993 to 1998 he worked as director of strategy, management control and relations with shareholders, and he was responsible for the introduction of CNP Assurances to the stock market. He was then appointed director of investments, a post he occupied until 2010. Finally, in October 2010, Mr. Mareuse joined the Caisse des dépôts et consignations, first as deputy CFO and then, as from December 15, 2010, as CFO and a member of the management committees.

Pierre-André de Chalendar is a graduate of ESSEC and the École Nationale d’Administration (ENA). He was Inspector of Finance at the French Treasury. In November 1989, he joined Compagnie de Saint Gobain where he held various positions, before being appointed Deputy Chief Executive Officer in May 2005, Director in June 2006, and then Chief Executive Officer in June 2007. He was appointed Chairman and Chief Executive Officer of Compagnie de Saint Gobain in June 2010.

Paul-Louis Girardot was a director and Chief Executive Officer of Vivendi until 1998. He focused principally on developing the our Group’s utilities concessions, particularly in the water sector. In addition, he contributed significantly to Vivendi’s activities in the telephone sector, in particular mobile telephones. He also worked to expand our Group’s business in the energy services sector and in the decentralized production of electric power (cogeneration), through the Dalkia subsidiary. Paul-Louis Girardot has been Chairman of the Supervisory Board of Veolia Eau-Compagnie Générale des Eaux since 2001.

Groupama SA is part of the Groupama Group, a French mutual insurance, banking and financial services group. This company is responsible for managing the operational activities of Groupama and its subsidiaries, as well as the reinsurance of all Groupama entities (regional banks and subsidiaries). It is a major player in the insurance market, in the businesses of property and casualty insurance, life and health insurance, savings, banking services and asset management. Its Permanent Representative on our Board of Directors is George Ralli, who holds a graduate degree (DESS) in banking and finance from the University of Paris-V and is a graduate of the Institut d’Études Politiques (IEP) in Paris and the Institut Commercial in Nancy. In 1970, he joined Crédit Lyonnais, where he held various management positions in the company and the network until 1981. In 1982, he served as secretary of the Savings Development and Protection Commission. From 1982 to 1985, he headed the financial negotiations department of Crédit du Nord. He joined Lazard in 1986 and became managing partner in 1993, jointly heading the mergers and acquisitions department of Lazard LLC starting in 1999. From 2000 to 2012, Mr. Ralli served as Deputy Chairman and Managing Director of the Executive Committee of Lazard LLC (United States), and in 2005 was Co-Chairman and Chief Executive of European Investment Banking. He was head of La Maison Française until 2009. He headed the European mergers and acquisitions activities of Lazard (Maison Lazard) and Asset Management (Lazard Frères Gestion) until 2012. He is today managing-partner of IPF Partners, an investment fund specializing in the health sector.

Groupe Industriel Marcel Dassault operates in the civil aeronautics and military sector and invests in various other industries. Its Permanent Representative to our Board of Directors, Olivier Costa de Beauregard, passed the agrégation examination of History and is a graduate of the Institut d’Études Politiques (IEP) in Paris and of the École Nationale d’Administration (ENA) (1984-1986). He was Inspector of Finance at the French Treasury from 1986 to 1990 and became a project leader with the Chief Investment Officer of the Union des Assurances de Paris (UAP) in 1991. Mr. Costa de Beauregard was on the Prime Minister’s staff from 1993 to 1995 as the Chief Technical Counsel of the Public Facilities, Accommodation and Transportation sectors and was appointed Chief Strategy Officer of AXA-UAP France in 1996. In 1998 he was appointed Executive Officer of Crédit Commercial de France. In 2005 Mr. Costa de Beauregard joined in the Groupe Industriel Marcel Dassault of which he is the Chief Executive Officer.

Marion Guillou is a graduate of the École Polytechnique (class of 1973), holds a PhD in Food Sciences, and is a General Engineer in bridges, water and forestry engineering, and a member of the Academy of Technology and the Academy of Agriculture. She served as General Director of Food at the French Ministry of Agriculture (1996-2000). She led the National Institute of Agronomic Research (INRA) for four years (2000-2004) before being named its President and CEO (2004-2012), where she helped guide research on agriculture, food, environment and international openness (2004-2012). She is currently Chairman of Agreenium (since 2010).

Serge Michel has spent his entire career in the construction and public works sector. After having held the position of Executive Vice-President with the Compagnie de Saint-Gobain group and been Chairman of Socea, he chaired the SGE group until 1991 and the CISE group until 1997. He was Executive Vice-President of the Compagnie Générale des Eaux until 1992. He is currently President of Soficot, a business management and investment consulting company he founded in 1997. Since April 30, 2003, Mr. Michel has been a Director of the Company and Chairman of the Nominations and Compensation Committee.

Baudouin Prot is a graduate of the École des Hautes Études Commerciales (HEC) and of the École Nationale d’Administration (ENA). From 1974 to 1983, he was successively the deputy to the prefect of the Franche-Comté region, Inspector of Finance at the French Treasury and deputy to the energy and raw materials General Director in the Ministry of Industry. He joined Banque Nationale de Paris in 1983, where he held various positions before being appointed Executive Vice-President in 1992 and Chief Executive Officer in 1996. After having been appointed Director and Executive Vice-President of BNP Paribas in March 2000, then Director and Chief Executive Officer of BNP Paribas in June 2003, Baudouin Prot was appointed Chairman of the Board of Directors of BNP Paribas on December 1, 2011.

Qatari Diar Real Estate Investment Company is 100% held by Qatar Investment Authority, which is the sovereign fund of the State of Qatar. The Fund is a large scale class investor in development and property and operates in twenty countries in the Middle East, Africa and Europe. Qatari Diar has total investment funds of more than US$ 60 billion. Its Permanent Representative to our Board of Directors is Mr. Khaled Mohamed Ebrahim Al Sayed. He is a graduate in electrical engineering science in the United States and has occupied various positions in several departments of internationally recognized organizations, domiciled in Qatar and the United Arab Emirates. His reputation and expertise in business development and project management have been strongly appreciated within Occidental Oil & Gas Corporation and Shell EP International Ltd. The leadership capacity of Khaled Mohamed Ebrahim Al Sayed and special review of his results led him to be appointed Group Chief Executive Officer of Qatari Diar Real Estate Investment Company (Qatari Diar).

Nathalie Rachou is Managing Director of Topiary Finance Ltd., an asset management company (funds of funds) serving private clients based in the UK which she founded in 1999. Mrs. Rachou graduated from the École des Hautes Études Commerciales (HEC) in 1978. She completed the first part of her career at Banque Indosuez (now Crédit Agricole). After working as a foreign exchange broker in London and Paris from 1978 to 1982, she was in charge of assets and liabilities management and market risks until 1986, and then created the MATIF business and the bank's brokerage subsidiary. From 1991 to 1996, she was Company Secretary for Banque Indosuez, then from 1996 to 1999 she was head of Global Foreign Exchange and Currency Options worldwide. In November 1999, Nathalie Rachou created Topiary Finance, a UK-based asset management company, which she has led ever since. She has been a non-executive Director of the Liautaud & Company investment bank since 2000 (member of the strategy committee), of Société Générale since 2008 (member of the audit, risk and internal control committee) and of Altran Technologies. She has been a French foreign trade advisor since 2001, and is on the board of ARIS (the Indosuez retiree and former employees' association) and a member of the Cercle d'Outre-Manche, as well as participating in associations at HEC.

Paolo Scaroni holds a degree in economics from Bocconi University in Milan and an MBA from Columbia Business School in New York. After having spent a year with McKinsey & Company following his MBA, between 1973 and 1985 he held various positions with Saint Gobain, ultimately heading the “flat glass” division. In 1985, Paolo Scaroni became Chief Executive Officer of Techint, while at the same time holding the positions of deputy Chairman of Falck and Executive Vice-President of SIV, a joint venture between Techint and Pilkington plc. He became Chief Executive Officer of Pilkington plc in 1996, a position he held until May 2002. He was Chief Executive Officer of Enel from 2002 to 2005, and in June 2005 became Chief Executive Officer of Eni, a position he still holds.

Thierry Dassault, after earning a baccalaureat in Economics and performing his military service at the French military Photographic and Cinematographic Institute, was in charge of civil equipment at Électronique Serge Dassault in Brazil (1979-1981), Chief Executive Officer of an alarm systems company (1982-1984), and Associate Producer and Director of Advertising and Institutional Films at Claude Delon Productions (1985-1993). From 1994 to 2006 Mr. Dassault was President of Dassault Multimedia, which acquired shares in Infogrames, Gemplus, Infonie, BFM, CdandCo, Net2one, Emme and Welcome Real-time. He also personally invested in Chapitre.com. In 2004, he was the unifier of the company Keynectis (that became OpenTrust in September 2013), a leader in identity security and digital transactions of which he is head. At the end of 2006, Thierry Dassault created TDH, an investment company specialized in emerging technologies and niche industries (which holds shares in Aquarelle, Bernardaud, Halys, I-Ces 4D, L Capital, Open Trust, Oletis, Wallix, and YouScribe.com). He is Deputy Chief Executive Officer of the Groupe Industriel Marcel Dassault SAS and attends board meetings of: Dassault Belgique Aviation, Dassault Médias (Le Figaro), Gaumont, Groupe Industriel Marcel Dassault, Halys, Open Trust, Particulier et Finances Éditions, Veolia Environnement as Censeur, Veolia Eau and Wallix. He is a member of our Research, Innovation and Sustainable Development Committee. He is a member of the strategic committee of YouScribe. He is President of the 58th National Session of the IHEDN, a French national defence academy and think tank. He is Chevalier de la Légion d’Honneur and is an air force Colonel of the French military reserve. Finally, he is Vice-Chairman of the Kidney Foundation (Fondation du rein) and member of the Board of Directors of the Foundation for Alzheimer's Research (IFRAD). Independence Criteria for Directors

Independence of the Members of the Board of Directors

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

Evaluation of the Independence of the Directors

The Board of Directors, in its meeting held on March 11, 2014, performed the annual review of the independence of the directors after hearing the opinion of the Nominations and Compensation Committee. The Board determined that Maryse Aulagnon, Jacques Aschenbroich, Daniel Bouton, Pierre-André de Chalendar, Paul-Louis Girardot, Groupama SA represented by Georges Ralli, Groupe Industriel Marcel Dassault represented by Olivier Costa de Beauregard, Marion Guillou, Baudouin Prot, Qatari Diar Real Estate Investment Company represented by Khaled Mohamed Ebrahim Al Sayed, Nathalie Rachou, Paolo Scaroni and Louis Schweitzer are independent.

The Board decided to uphold the status of Baudouin Prot as an independent director in 2014 in light of the limited amounts of financing provided by BNP Paribas, our general independence in relation to bank financing and the limited weight of our commitments, in relation to the activities of this bank. The Board upheld the independent status of Qatari Diar Real Estate Investment Company, represented by Mr. Khaled Mohamed Ebrahim Al Sayed, due to the absence of any significant business relationship between the Company and this director. The Board determined that Paul-Louis Girardot is an independent director because of the time that has elapsed since he ceased to exercise his duties as Chief Executive Officer of the former lead company of the Water division.

Other directors qualified as independent do not have business relations with our Company or any significant business relationship likely to compromise their freedom of judgment.

As of the date of filing of this annual report, our Company’s Board of Directors therefore has 12 independent members, representing 80% of the total members, which is more than the recommendation of the AFEP-MEDEF Code.

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

To our Company’s knowledge, there is no conflict of interest at the level of the Board of Directors or Executive Management of our Company except for Caisse des dépôts et consignations represented by Mr. Olivier Mareuse regarding Transdev, of which Caisse des dépôts et consignations holds 50 % of the share capital. In addition to the provisions of the French Commercial Code (Code de Commerce) concerning regulated agreements, our Board of Directors’ internal rules and regulations provide that directors must inform the Board of Directors of any existing or potential conflict of interests and abstain from voting in any situation where such a conflict of interest exists. No service contract providing for benefits to be granted in the event such contract is terminated exists between a director or the Chief Executive Officer and our Company or our subsidiaries.

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

Lastly, to our knowledge, the members of the Board of Directors have not agreed to any restrictions on their ability to transfer any interest they may hold in our capital, with the exception of the provision in our bylaws requiring each director to own at least 750 registered shares of our Company, without prejudice to the agreements concluded with the Groupe Industriel Marcel Dassault and Qatari Diar Real Estate Investment Company (see Item 7. “Major Shareholders and Related Party Transactions”, below).

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

The amount of directors’ fees paid in 2013 and their division between the members of the Board of Directors are described and detailed in a table under “—Compensation— Board of Directors’ Compensation” below. No exceptional compensation was awarded to directors in 2013.

Frequency, Duration and Participation in Meetings

According to its internal regulations, our Company’s Board of Directors must meet at least four times a year. During the 2013 fiscal year, the Board met 10 times (versus eleven times in 2012), and the average duration of the Board meetings was 3 hours (as in 2012). The average attendance rate of the Board members was 86% in 2013 (versus 82% in 2012). The option of participating by means of remote transmission was exercised on the occasion of 8 meetings out of 10 in 2013 (versus 3 meetings out of 11 meetings in 2012).

Participation by means of telecommunications

Directors may participate in meetings of the Board of Directors by videoconference or other means of telecommunications, under the conditions set out in Articles L. 225-37 and R. 225-21 of the French Commercial Code and as provided by the internal regulations of the Board of Directors. In such case, directors are deemed to be present for the purpose of calculating the quorum and majority, except with regard to votes on certain major decisions as provided by law and by the Board’s internal rules (in particular, the year-end closing of accounts and preparation of the management report and the consolidated financial statements).

Operations and Activity in 2013

The activities of the Board of Directors in 2013 were mainly divided among the following subject areas: strategy, long-term plan and 2014 budget, review of the 2012 annual financial statements and 2013 first-half financial statements, accounting information for the first and third quarters of 2013 and draft of the corresponding financial disclosures. In the context of the 2012 financial statements, special attention was given to the dividend policy, the proposed allocation of income and payment of a scrip dividend. The Board also issued the notice of meeting for the annual combined general shareholders’ meeting and approved the reports and draft resolutions to be submitted to the shareholders. It reviewed the Company’s policy on employee savings (PEG), the 2012 Registration Document and the report of the Chairman of the Board pursuant to Article 225-37 of the French Commercial Code. It also examined the summaries and reports by their respective chairs of the work performed by the Accounts and Audit and Nominations and Compensation Committees, the report by the Chairman of the Research, Innovation and Sustainable Development Committee, and the policy on gender equality in employment and pay. It approved the divestiture of Berlin Water and reviewed the financing policy. It took note of the changes to our organizational structure and the revision of the cost reduction program. It also carried out a review of the Water business in France.

The Board renewed the financial and legal authorizations granted to the Chairman and Chief Executive Officer, particularly for financing activities and off-balance sheet commitments, and agreed to our material guarantee authorizations.

On issues of corporate governance, in 2013 the Board’s work focused on the policy and setting of the amount of the Chief Executive Officer’s compensation and the examination of the policy applicable to the Executive Committee, examining the criteria for selecting directors during the change in its composition, particularly with regard to appointing women to the Board, evaluating the independence of the directors and internal controls and approving the Chairman's report, renewing part of the Board by the general shareholders’ meeting, distributing directors’ fees and appointing Mr. Louis Schweitzer as Vice-Chairman.

The Board met for a strategic seminar to discuss in depth the key policy objectives put forth by management. The Board then discussed and approved the 2014 budget and long-term plan outlining this strategy. In 2013, the Board of Directors was regularly informed of key commercial developments and the initiatives planned by our Executive Management. The Board also received reports from our Executive Management on road shows. The Board of Directors, mainly through a system of reporting to the Board and the reports from the Accounts and Audit Committee, was periodically informed of the changes in the body of shareholders, our financial and cash position, off-balance sheet commitments and changes in significant litigation. Our Chief Financial Officer, Secretary General and General Counsel attended the Board meetings in 2013.

The directors receive a monthly report regarding stock prices and the follow-up on analyst recommendations. Every six months, our Executive Management provides the directors with detailed documentation regarding business activities, internal matters (appointments, social policy) and our corporate activities (actions with various institutions in France, Europe and abroad) during the period in question.

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

In accordance with the Board’s internal regulations, the conclusions of a formal evaluation conducted by an independent body were presented to the Board on March 24, 2011 by the Chairman of the Nominations and Compensation Committee. Pursuant to the decisions taken at this meeting, the Chairman and Chief Executive Officer convened the Board to attend a strategic seminar in November 2011 at which the Executive Committee was present, and which allowed ample time for discussion and exchange; prior to this meeting, directors were sent detailed documentation, including information about the competitive environment in which we operate.

In 2012, the results of the annual assessment initiated by the President of the Appointments and Remunerations Committee were communicated to the Board during its meeting on March 15, 2012. In general, the responses to this assessment were largely positive in noting improvements made to the operation of the Board and it was determined that the demands formulated during the formalized assessment made in 2011 had been met. At this time, the following improvements were requested: meetings to present the businesses to be held more frequently with the presence of the relevant managers; information to be produced on risks and competitors; more time to be devoted to internal debates; and the Board’s authorization levels to be reassessed in terms of its internal regulations. Regarding the composition of the Board, recommendations were made in terms of its size and number of female members. The operation of the committees was considered as satisfactory overall. After discussion, the Board made the following conclusions: the day dedicated to strategy and the organization of a meeting at one of the operating sites is to continue on an annual basis; general management will inform the Accounts and Audit Committee of transactions above a threshold of between €150 million and €300 million; steps will be taken to ensure that draft financial communications are communicated to the Board further in advance.

In application of the decisions taken at this meeting, our Chairman and CEO will convene the Board annually into a strategic seminar with the participation of our Executive Committee.

A new formalized assessment performed by an external organization was initiated in late 2013 and submitted to the Board on March 11, 2014 by the Chairman of the Nominations and Compensation Committee. The following main conclusions emerged from this assessment: Board members noticed over the past two years an improvement in the way the Board of Directors operates with respect to the items dealt with and in particular the depth of the discussions; with respect to governance, the combined role of Chairman and CEO is considered, in the current position of our Group, as the most suitable and, in this context, the role of the vice-chairman is considered essential. With respect to the composition of the Board, the directors are generally in favor of a reduction in its size, its continued appointment of more women, and the appointment of members with special experience of contracts in the “utilities” and energy sectors. A reinforcement of the international component of the Board is also recommended as well as the creation, where appropriate, of a consultative body of the “international advisory board” type, that would be able to provide the Chairman and CEO with support for our international development policy.

With respect to the Board’s operation, if the organization, number and length of meetings are considered to be appropriate in the current context, the directors would like meeting schedules to be provided with greater advance notice (two years instead of one year, as currently), to be consulted to a greater extent about the agendas for meetings and, on a formal level, for presentations to be more concise and with better monitoring of the implementation of decisions made and actions to be undertaken. Finally, the Board would like to be more closely associated with risk analysis and have more information about loss-making contracts.

The relationship between the Board and its committees, as well as their contribution, is considered to be satisfactory on the whole. The Board would like to see improvements, however, in the following areas: in terms of governance, the Board would like to split the Nominations and Compensation Committee into two committees, and, with respect to all Board committees, earlier distribution of any work to be completed, and, with respect to the Accounts and Audit Committee, a more in-depth analysis of risk and in the reports to the Board in this area, as well as greater involvement in monitoring the management information systems.

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

In the event that the Chairman’s duties are separated from those of the Chief Executive Officer, the internal regulations of the Board of Directors provide that the non-director Chief Executive Officer is automatically invited to all Board meetings, unless the Chairman or the Board decides otherwise. At the request of the Chairman or of a director, the heads of our divisions may be invited to any Board meeting devoted to the prospects and strategies of their business sector.

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

Reporting Obligations, Prohibition of Securities Trading

According to our internal rules and regulations, every director or non-voting member (censeur) must report to the AMF and to us all transactions in our securities and comply, in particular, with the provisions of Article L. 621-18-2 of the French Monetary and Financial Code and Article 223-22 of the general regulations of the AMF. The members of the Board of Directors and our management personnel or executive officers, and their close personal relations, must report all acquisitions, sales, subscriptions or trades in our securities and financial instruments to the AMF, within five trading days. See “Share Ownership” below.

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

During the meeting held on March 15, 2012, the Board of Directors duly noted that Louis Schweitzer would reach the age of 70 in 2012; therefore, under Article 12 of our Company’s bylaws, he would be unable to continue as Vice-Chairman beyond the General Shareholders’ Meeting held on May 16, 2012. In accordance with the recommendations of the Nominations and Compensation Committee, the Board of Directors decided to appoint him, as from the annual general meeting held on May 16, 2012, as a Senior Independent Director, responsible for monitoring the satisfactory operation of our Company’s governance bodies, for the remainder of his term as a Board member and for so long as he remains an independent member, as determined by the Board. At its meeting held on March 14, 2013, in accordance with the recommendations of the Nominations and Compensation Committee, the Board of Directors approved the appointment of Louis Schweitzer as Vice-Chairman (i.e. the role he held previously until the 2012 General Shareholders’ Meeting ) and that he now combines with his role as Senior Independent Director. This appointment resulted from the approval by the General Shareholders’ Meeting of May 14, 2013 of the modification of Article 12 of the Company’s bylaws, increasing the maximum age of Vice-Chairmen from 70 to 75 years.

Role of the Senior Independent Director

The Senior Independent Director’s duties include helping the Chairman ensure that corporate governance bodies function smoothly. In this regard, the Senior Independent Director examines conflicts of interest, particularly potential conflicts of interest that may involve the Board members or the Chairman of the Board with regard to the interests of our Company, whether they arise in connection with operational projects, strategic policies or specific agreements. The Senior Independent Director submits his recommendations to the Chairman and the Board after any necessary consultation with the other independent directors.

The Senior Independent Director is informed of the concerns of major shareholders not represented on the Board regarding governance issues and ensures that such concerns are addressed. If necessary, and with the agreement of the Chairman of the Board, the Senior Independent Director may also respond to questions of major shareholders himself or meet with them if the ordinary partners for such discussions (i.e., the Chairman and Chief Executive Officer or the Chief Financial Officer) have been unable to handle such concerns or if the nature of the matter renders these ordinary avenues inadequate or inappropriate.

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

Our Board of Directors decided to entrust the Executive Management of our Company to Antoine Frérot, whose term of office began on November 27, 2009 and was extended on December 12, 2010 to the close of the General Shareholders’ Meeting convened to approve the financial statements for 2013 (i.e., in 2014). At the same Board meeting of December 12, 2010, the Board took note of the resignation of Henri Proglio from the chairmanship and decided, on the recommendation of the Nominations and Compensation Committee, to change the mode of exercise of our Executive Management and voted in favor of combining the duties of Chairman of the Board with those of the Chief Executive Officer, for the following reasons:

•

Henri Proglio held the combined offices of Chairman and Chief Executive Officer from 2003 to the end of 2009 and that mode of management proved to be effective at our Group during that period;

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

•

this combined mode of governance ensures unified management that is more suitable and effective within a decentralized group such as ours. It is also more tightly knit and responsive, since it simplifies the processes of decision-making and responsibility, for example in the implementation of our Group’s far-reaching transformation process launched in 2012;

•

the internal rules and regulations of the Board of Directors, the senior independent director acting as vice-chairman and the presence of independent directors on the Board offer all the guarantees necessary for the exercise of the combined mode of management in accordance with the practices of good governance; and

•

finally, regarding the practices of CAC 40 companies, it is the preferred management system since most companies with a Board of Directors opt for this combined mode of management.

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

•

Group investment or divestment transactions that include a commitment between €150 and €300 million per transaction (with the exception of financing transactions), after consultation and opinion of the Accounts and Audit Committee7;

•

financing transactions, regardless of the terms and conditions thereof, involving amounts in excess of €1.5 billion per transaction if the transaction is carried out in a single tranche and €2.5 billion if the transaction is carried out in more than one tranche; and

•

transactions in our shares representing an overall number in excess of 1% of the overall number of our shares.

Executive Committee

In accordance with our Company’s principles of corporate governance and practices since April 30, 2003, the combined Chairman and Chief Executive Officer (previously the Chief Executive Officer) is part of an Executive Committee composed of members drawn from each of our Company’s activities.

In July 2013, the composition of the Executive Committee was modified to better represent the organization based on geographic zones (with Sylvain Boucher and Jérôme Le Conte leaving the Executive Committee) and, and as of January 2014, Philippe Capron replacing Pierre-François Riolacci as Chief Financial Officer.

As of the date of this annual report on Form 20-F, our Company’s Executive Committee consists of eleven members:

•

Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement;

•

Laurent Auguste, Director of Innovation and Markets;

•

François Bertreau, Chief Operating Officer;

•

Estelle Brachlianoff, Director of Northern Europe;

•

Régis Calmels, Director of Asia;

•

Philippe Capron, Senior Executive Vice-President and Chief Financial Officer;

•

Philippe Guitard, Director of Central and Eastern Europe;

•

Jean-Michel Herrewyn, Director of Global Enterprises;

•

Franck Lacroix, Chief Executive Officer of Dalkia;

•

Jean-Marie Lambert, Senior Executive Vice-President and Director of Human Resources; and

•

Helman le Pas de Sécheval, Senior Executive Vice-President and General Counsel.

7

On August 1, 2012 the Board of Directors amended the internal regulations of the Board of Directors and the Audit and Accounts Committee.

Under the chairmanship of Antoine Frérot, the Executive Committee is convened whenever our major policies are established for the purposes of reflection, consultation and decision-making. In addition, the Executive Committee authorizes major Group projects, such as sales contracts and proposed investments, divestments or sales for amounts above certain thresholds. The Executive Committee meets approximately every two weeks.

In order to further enhance our ability to assess and oversee projects, in 2008, a commitments subcommittee of our Executive Committee was created under the chairmanship of the Chairman and Chief Executive Officer. This subcommittee conducts an in-depth review of major Group projects that must be submitted to the Executive Committee for final decision, before submission to the Board of Directors for authorization depending on the amounts involved. The subcommittee is chaired by our Chairman and Chief Executive Officer and is comprised of our Senior Executive Vice-President and Chief Operating Officer, our Chief Financial Officer, our General Counsel, our Technical and Performance Manager and our Director of Innovation and Markets. Issues and topics are presented to it by the area manager in charge of the project.

Antoine Frérot was born on June 3, 1958 in Fontainebleau (France), Antoine Frérot is a graduate of the École Polytechnique (class of 1977), an engineer of the Corps des Ponts et Chaussées, and holds a doctorate from the École Nationale des Ponts et Chaussées. Mr. Frérot started his career in 1981 as an engineering researcher at the Central Research Office for French Overseas Departments and Territories. In 1983, he joined the Center for Study and Research of the École Nationale des Ponts and Chaussées as project manager and served as assistant director from 1984 to 1988. From 1988 to 1990, he was in charge of financial operations at Crédit National. In 1990, Mr. Frérot joined Compagnie Générale des Eaux as an official representative and, in 1995, became Chief Executive Officer of CGEA Transport. In 2000, he was appointed Chief Executive Officer of CONNEX, the Transport Division of Vivendi Environnement, and member of the Vivendi Environnement board. In January 2003, Mr. Frérot was appointed Chief Executive Officer of Veolia Eau, the Water Division of Veolia Environnement, and Senior Executive Vice President of Veolia Environnement. In November 2009, he became Chief Executive Officer, and in December 2010, Chairman and Chief Executive Officer of Veolia Environnement.

Laurent Auguste was born in 1967 and is a graduate from École Centrale de Lyon. He started his career in 1991 as a consultant at Japan in Time Experts in Tokyo. He joined Générale des Eaux in 1995 at the Bethune agency as Deputy Manager, and later from 1997 as Manager. In 1999, he took over the management of the Générale des Eaux subsidiary in Korea and later of the subsidiary in Japan in 2002. In 2008, he served as Executive Vice President for North America of Veolia Water. In 2013, he was appointed as Head of innovation and Market departement.

François Bertreau is a graduate of the École supérieure de commerce de Paris ESCP and holds an MBA from Insead. He started his career in 1981 as a financial analyst with Crédit National and in 1985 he joined the Boston Consulting Group. In 1988, he moved to Technal, a subsidiary of the Alcan group, and became Managing Director in 1991. In 1996, he was appointed Director of Business Development and Marketing strategy for Aster, the special steels branch of Usinor. In 1998, he became Managing Director and Executive Vice President of the Logistics Division for Norbert Dentressangle. From July 2008 to November 2012, he served as Chairman of the Executive Board and Chief Executive Officer of Norbert Dentressangle. François Bertreau has been Chief Operating Officer of Veolia Environnement S.A. since December 1, 2012.

Estelle Brachlianoff was born in 1972 and is a graduate of the École Polytechnique and the Ponts et Chaussées engineering school. She joined the Greater Paris area's Val-d'Oise infrastructure department in 1998 as head of its major infrastructure service. In 2002 she became adviser to the Prefect for the Ile-de-France region, responsible for transport and development. She joined Veolia Environmental Services in 2005 as special adviser to the CEO. She served as CEO of Veolia Environmental Services Cleaning and Multiservices from 2008 and Veolia Environmental Services for Ile-de-France from 2010. Since 2012, she has been CEO of Veolia Environmental Services in the United Kingdom. In 2013, she has been appointed Director of the UK-Ireland Zone for the Group.

Régis Calmels was born in 1955 and is an engineer from École Nationale des Ponts et Chaussées, Régis Calmels joined Veolia Water in January 1979. Successively an engineer at Arras, head of the Source du Lez worksite at Montpellier, head of the eastern sector of the Générale des Eaux Centre-Sud Ouest Region, then the Brie sector, and Méditerranéenne des Eaux, Régis Calmels has been running Veolia Water's international subsidiaries since 1995 (Houston, Philippines, Singapore). Since 1999, he has served as CEO of Veolia Water Asia. In 2013, he has been appointed Director of the Asian Zone for the Group.

Philippe Capron (aged 55) is a graduate of the École des Hautes Études Commerciales (HEC), the Paris Institut d’Études politiques and the École Nationale d’Administration (ENA). He began his career as an assistant to the Chairman and Secretary of the Board of Directors of Sacilor between 1979 and 1981, before joining the French Finance Inspectorate upon leaving the ENA in 1985. He was an Adviser to the Chairman and Chief Executive Officer of Duménil Leblé from 1989 to 1990, then Managing Director and a member of the Management Board of Banque Duménil Leblé (Cérus Group) between 1990 and 1992, before joining the strategy consulting firm Bain&Company as a Partner, from 1992 to 1994. International Development Director of the Euler Group from 1994 to 1997, he was Chairman and Chief Executive Officer of Euler-SFAC from 1998 to 2000. In November 2000, he joined the Usinor Group as Chief Financial Officer. In 2002, he was appointed Executive Vice President of the Arcelor Group, responsible for the packaging steels division, and then for the international distribution and trading businesses, before becoming the Group’s Chief Financial Officer in 2006. Philippe Capron joined Vivendi in 2007 as Chief Financial Officer and member of its management board. He has been the Chief Financial officer of Veolia Environnement S.A. since January 6, 2014.

Philippe Guitard was born in 1960 and is a graduate engineer from Polytech´ Montpellier. Mr. Guitard started his career as a Lead Project Engineer in industrial water treatment at Sogea (Générale des Eaux Group) in 1985. Successively an operations engineer in Bergerac, later head of agencies in Mandelieu-la-Napoule and Cagnes-sur-Mer at Compagnie des Eaux et de l'Ozone, Philippe Guitard joined Compagnie Générale des Eaux in 1995 as Regional Director in Ponce (Puerto Rico). In 1997, he moved to the Czech Republic as CEO of the Vodarna Plzen subsidiary. In 1999 he was appointed CEO of Veolia Water for the Czech Republic and in 2002 CEO of Veolia Water for Central Europe and Russia. In 2008, he was appointed Director of Veolia Water Europe (excluding France).

Jean-Michel Herrewyn is a graduate of École Polytechnique and École Nationale d'Administration. He started his career in 1986 as an engineer in the Avionics division of Thomson CSF. In 1991, he joined the Compagnie Générale de Chauffe (now Dalkia) as technical manager then general manager of the home automation subsidiary. In 1993, he became attaché to the Managing Director and in 1996 ran Dalkia's German subsidiary and later subsidiaries in Austria and Switzerland. At the beginning of 2000, he was also appointed General Manager of Veolia Transport's German subsidiary, and also supervised developments in Austria and Switzerland. In 2000, he was appointed Chairman of Valorec, a joint subsidiary of Dalkia and Veolia Propreté, created from the outsourcing of energy and waste management by Novartis plants in Basle (Switzerland). In March 2003, he joined Veolia Eau as Managing Director of Veolia Water Solutions & Technologies. Since December 2009, he was appointed Chief Executive Officer of Veolia Eau and to our Executive Committee. In 2013, he has been entrusted with the management of the Group’s worldwide entreprises.

Franck Lacroix is a graduate of École Centrale de Marseille. He joined the Company as VP Operations Montenay Company in 1987 - the energy branch of la Compagnie Générale des Eaux - before being renamed Dalkia, our energy division in 1998. As an engineer specialized in energy issues, Franck Lacroix developed in his various positions a strong expertise in rationalization and optimization of organizations. After being VP Operations at Dalkia France, for the east region (1997-1999) and the Paris Great Area (1999-2001), he was appointed Chief Operating Officer and member of the Dalkia Executive Committee. He created the Dalkia Technical and Operations department which remained under his supervision until 2008. He was then appointed Chief Executive Officer of Dalkia France which represents more than half of the company's revenue. Under his leadership, the company developed new activities and significantly strengthened its position on key markets such as district heating, cogeneration and biomass. By investing in the wood supply chain, he turned Dalkia into a leader on the biomass market. Franck Lacroix is also Chairman of Bois Energie France (a wood biomass supply company) and Board member of Fedene (energy services trade association) after being President of S2Ti (teleprocessing and automation trade association) from 2001 to 2008. Franck Lacroix is Chairman of Dalkia and Senior Executive Vice President of our Energy Services division, since 2011.

Jean-Marie Lambert is a graduate of the Institut d'Études Politiques (IEP) of Paris. He began his career in 1981 in the Philips group. From 1984 to 1990, he joined the human resources department of Spie-Batignolles (Schneider group). In 1990, he became Deputy Human Resources Director of Sogea and then evolved within the Vinci Group. From 1992 to 2000, he was Human Resources Director of Campenon Bernard and from 2000 to 2003 Human Resources Director of Vinci Construction. In 2003, Mr. Lambert joined our Water division where he has been appointed Human Resources Director. He became our Human Resources Director in 2011.

Helman le Pas de Sécheval is a graduate of École normale supérieure with a PhD in Physical Sciences and an engineering degree from École des Mines. He began his career in 1991 as a project manager in the financial engineering department of Banexi. From 1993 to 1997, he was deputy inspector-general of the underground quarries of Paris. In July 1997, he was appointed deputy to the head of the Corporate Finance Department of the COB (the French securities regulator), becoming head of this department in 1998. From November 2001 to December 2009, Helman le Pas de Sécheval was group Chief Financial Officer of Groupama, with responsibility for the group's financing, investing, reinsurance and accounting divisions and oversight of the group's financial subsidiaries. From January 2010 to December 2011, he was CEO of Groupama Centre-Atlantique. In September 2012, he was appointed our Senior Executive Vice-President, General Counsel.

COMPENSATION

Board of Directors’ Compensation

The table below shows the amount of directors’ fees paid in 2013 and 2012, as well as the amount owed for these two fiscal years to members of our Board of Directors by us and by controlled companies. For the year 2012 and thereafter, Mr. Antoine Frérot has decided to waive attendance fees paid by our controlled companies.

	2013				2012
	Amounts owed for the fiscal year		Amounts paid out during the fiscal year		Amounts owed for the fiscal year		Amounts paid out during the fiscal year
Name of the director	By the Company	By controlled companies	By the Company	By controlled companies	By the Company	By controlled companies(1)	By the Company	By controlled companies
Jacques Aschenbroich(1)	63,299(9)	0	52,500(9)	0	14,891	0	12,600	0
Maryse Aulagnon(1)	32,989(9)	0	28,000(9)	0	14,891	0	12,600	0
Daniel Bouton	109,200(9)	0	109,200(9)	0	109,200	0	109,200	0
Caisse des Dépôts et Consignations(2)	31,920	0	27,618	0	22,018	0	18,200	0
Thierry Dassault, Censeur	22,680(9)	4,600	20,586(9)	4,600	16,036	4,600	14,700	4,600
Pierre-André de Chalendar	38,640(9)	0	37,545(9)	0	47,345	0	46,200	0
Jean-François Dehecq(3)	N/A	N/A	N/A	N/A	12,600	0	15,400	0
Augustin de Romanet de Beaune(2)	N/A	N/A	N/A	N/A	5,600	0	12,600	0
Antoine Frérot(4)	0	0	0	0	0	0	8,400	64,466
Paul-Louis Girardot	50,400(9)	44,795	50,400(9)	44,795	50,400	44,795	50,400	47,969
Groupama SA(1)(5)	33,600(9)	0	25,963(9)	0	13,363	0	12,600	0
Groupe Industriel Marcel Dassault(6)	50,400(9)	0	50,400	0	50,400	0	50,400	0
Marion Guillou(7)	38,640(9)	0	30,100(9)	0	700	0	0	0
Esther Koplowitz(3)	N/A	N/A	N/A	N/A	12,600(9)	0	18,200(9)	0
Philippe Kourilsky	8,400(9)	0	17,945(9)	0	47,345	0	50,400	0
Serge Michel	67,200(9)	5,430	67,200(9)	5,430	67,200	10,430	65,800	10,430
Henri Proglio(8)	N/A	N/A	N/A	N/A	16,800	7,400	23,800	14,014
Baudouin Prot	26,880(9)	0	21,891(9)	0	27,491	0	25,200	0
Qatari Diar Real Estate Investment Company	25,200	0	24,245	0	30,545	0	33,600	0
Nathalie Rachou(1)	42,000	0	39,900(9)	0	14,891(9)	0	12,600(9)	0
Georges Ralli(1)(5)	N/A	N/A	N/A	N/A	4,200	0	11,200	0
Paolo Scaroni	23,215(9)	0	15,655(9)	0	25,200(9)	0	26,600(9)	0
Louis Schweitzer	123,250(9)	0	110,750(9)	0	104,750	0	111,850	0
TOTAL	787,843	54,285	729,899	54,825	708,466	67,225	742,550	141,479

N/A: not applicable

(1)

Mr. Jacques Aschenbroich, Ms. Maryse Aulagnon, Groupama SA, represented by Mr. Georges Ralli, and Ms. Nathalie Rachou were appointed as Directors by the General Shareholders’ Meeting of May 16, 2012.

(2)

Caisse des Dépôts et Consignations, represented by Mr. Olivier Mareuse, was appointed by the Board of Directors on March 15, 2012 as director to replace Mr. Augustin de Romanet de Beaune, who resigned on February 29, 2012 with effect from March 15, 2012.

(3)

The terms of office of Mr. Jean-François Dehecq, Ms. Esther Koplowitz and Mr. Georges Ralli expired on May 16, 2012.

(4)

The full compensation of Mr. Antoine Frérot is indicated “—Executive Committee Compensation-- Details of the Compensation Paid to Our Chairman and Chief Executive Officer.” At its meeting of March 14, 2013, the Board of Directors validated the renewal of Mr. Antoine Frérot's decision to waive his attendance fees for 2013. Mr. Antoine Frérot also decided to waive attendance fees paid by controlled companies for fiscal year 2013.

(5)

As from May 16, 2012, directors' fees are paid to Mr. Georges Ralli at the request of Groupama SA.

(6)

As from fiscal 2011, directors’ fees are paid to Mr. Olivier Costa de Beauregard at the request of the Groupe Industriel Marcel Dassault.

(7)

Ms. Marion Guillou was nominated by the Board of Directors on March 15, 2012 as director to replace Mr. Henri Proglio.

(8)

Henri Proglio tendered his resignation as director on October 10, 2012.

(9)

Amounts before withholding tax at source.

Directors’ Fees in 2013

The General Shareholders’ Meeting held on May 7, 2011, based on a proposal from our Board of Directors, set the maximum annual amount of directors’ fees at €866,000. Since 2010, there is also an “attendance premium”: half of the amount of directors’ fees due to a director is paid in proportion to his or her recorded attendance (with attendance using telecommunication methods counted as attendance).

For the year 2013, following the proposals made by the Nominations and Compensation Committee, the Board of Directors, on March 14, 2013, decided not to request any changes to the annual maximum amount of directors’ fees from the General Meeting of Shareholders held on May 14, 2013. It decided, furthermore, to retain the same distribution of directors’ fees as that applied in 2011 and 20128 and noted the Chairman and CEO’s renewed decision to waive his attendance fees for 2013.

In addition, as the Board of Directors, in its meeting on May 14, 2013, approved the nomination of Louis Schweitzer as Vice-Chairman, in a role he held until the General Shareholders’ Meeting of 2012 and which he combines since May 14, 2013 with his functions as Senior Independent Director, the amount of attendance fees to be paid to the Vice-Chairman and Senior Independent Director was set at €100,000.

Amount and Distribution of Directors’ Fees in 2014

Taking into account the appointment in 2014 of two directors representing, and, as applicable, in order to be able to reorganize the committees of the Board of Directors and/or to increase the number of committee meetings, our Board of Directors, in its meeting of March 11, 2014 and following the recommendations made by the Nominations and Compensation Committee decided to propose a change in the total yearly amount of attendance fees paid to directors for approval by the General Shareholders’ Meeting to be held on April 24, 2014, increasing it from €866,000 to €980,000. In addition, the Board took note of Chairman’s renewed decision to waive his attendance fees for the year 2014 and decided to maintain in 2014 (subject to confirmation by the General Shareholders’ Meeting on April 24, 2014) the same distribution of attendance fees as used in 2013 (see “—Compensation— Board of Directors’ Compensation” below). In application nevertheless of the AFEP-MEDEF Code, (revised in June 2013 to require a variable element based on attendance), the Board decided to maintain the same attendance fees of €33,600 but to modify its distribution as follows: 40% of attendance fees are fixed, and 60% are variable, based on attendance.

8

an amount of €33,600 per directorship, comprising (a) a fixed amount of €16,800 and (b) a variable potential amount of €16,800 paid only in proportion to the rate of attendance of the director in meetings of the Board during the fiscal year;

•

an additional amount of €8,400 in respect of the participation of a director as a member (and not as Chairman) of a Board committee;

•

an additional amount of €67,200 for the Chairman of the Accounts and Audit Committee;

•

an additional amount of €33,600 for the Chairman of the Nominations and Compensation Committee;

•

an additional amount of €16,800 for the Chairman of the Research, Innovation and Sustainable Development Committee; and

•

an amount of €16,800 in respect of the term of office of the non-voting member (censeur) (or 50% of the amount set aside in respect of the directorship), half of which is only due in proportion to the rate of the non-voting observer’s participation in meetings of the Board.

Executive Committee Compensation

All members of the Executive Committee in office on December 31, 2013 (excluding the Chairman and Chief Executive Officer) received total gross compensation totaling €4,282,823 in 2013 (for an Executive Committee made up of 9 members excluding the Chairman and Chief Executive Officer), as compared to €3,445,2643 in 2012 (for an Executive Committee made up of 8 members excluding the Chairman and Chief Executive Officer).

The tables below show the total gross compensation paid out to members of our Executive Committee on December 31, 2011, 2012 and 2013, with the exception of the Chairman and Chief Executive Officer, including fixed and variable compensation paid by or due from us in respect of these fiscal years, as well as benefits in kind and directors’ fees received by Executive Committee members in respect of directorships held in companies of our Group in France and abroad. Compensation of members who left the Executive Committee during the relevant year is not included.

	2011 fiscal year (9 members)
(in euros)	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,113,259	3,113,259
Variable compensation	1,335,273	1,923,382(1)
Directors’ fees
Paid by us	–	–
Paid by our controlled companies	162,245	162,245
Benefits in kind	23,935	23,935
TOTAL	4,634,712	5,222,821
(1) Variable portion for the year 2010 paid in 2011.

	2012 fiscal year (8 members)
(in euros)	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	3,025,864	2,168,864
Variable compensation	1,546,000	1,140,455
Directors’ fees
Paid by us	-	-
Paid by our controlled companies	-(1)	124,991(2)
Benefits in kind	10,953	10,953
TOTAL	4,582,817	3,445,263

(1)

Starting in 2012, it was decided that members of our Executive Committee and executives will no longer receive attendance fees in respect of their positions held in 2012.

(2)

Variable portion for the year 2011 paid in 2012.

	2013 fiscal year (9 members)
(in euros)	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation	2,985,000	2,924,016
Variable compensation	1,917,052	1,348,709
Directors’ fees
Paid by us
Paid by our controlled companies
Benefits in kind	10,098	10,098
TOTAL	4,912,150	4,282,823

These amounts do not include any expatriation indemnities that may have been paid.

No profit-sharing was paid out to employees under an employment contract with the Company in 2011 in respect of 2010. Total profit sharing of €11,687 was paid to the members of the Executive Committee excluding the CEO in 2012.

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

Compensation in the Event of Termination as Chairman and Chief Executive Officer

In accordance with the recommendations of the AFEP-MEDEF Code, our Company’s Board of Directors at its meeting on December 17, 2009, took note that, effective January 1, 2010, Mr. Antoine Frérot’s employment contract, which was suspended on November 27, 2009 when he was appointed our Chief Executive Officer, would be terminated (under French corporate governance principles, Chief Executive Officers work without employment contracts). It should be noted that the termination of Mr. Antoine Frérot’s employment contract causes him to lose the right under the collective bargaining agreement to receive compensation for his seniority within our Group (more than 19 years at this date).

Pursuant to a proposal of the Nominations and Compensation Committee, at its meeting held on December 17, 2009, the Board of Directors decided to award Mr. Antoine Frérot compensation in the event of his termination as Chief Executive Officer, in accordance with the provisions of the “TEPA” Act (Article L. 225-42-1 of the French Commercial Code), which was approved on May 7, 2010 by our General Shareholders’ Meeting. Such compensation is conditioned on compliance with performance requirements, and is excluded if he is entitled to a retirement pension under the supplementary defined benefits Group pension plan set up for the members of our Executive Committee or if he accepts another position within our Group (either as an employee or as a corporate officer). Payment of this compensation is limited to situations of dismissal, non-renewal of his position or “forced departure in connection with a change of control or strategy.” In accordance with the AFEP-MEDEF Code, the maximum amount of this termination compensation is twice the amount of total annual gross compensation (excluding directors’ fees and in-kind benefits), including the fixed portion of compensation for the last fiscal year (“Fixed Portion”) and the average variable portion of compensation (“Variable Portion”) paid and owed for the last three fiscal years ended before the termination of the Chief Executive Officer (“Reference Compensation”). The amount and the fixed and variable components of this termination compensation both depend on meeting the performance objectives applied to calculate his annual variable compensation. The amount of this termination compensation is equal to twice the sum of (1) the Variable Portion of his Reference Compensation (the average of the last three fiscal years) and (2) the Fixed Portion of his Reference Compensation (last fiscal year), adjusted by a “Performance Rate” equal to the average percentage of the target bonus (also called “base bonus” or meeting 100% of annual objectives) met over the last three fiscal years ended before the termination of his position. In the event that Mr. Antoine Frérot is terminated as Chief Executive Officer before it is possible to calculate the Reference Compensation or the average Performance Rate over the last three full fiscal years, these indicators will be calculated over the last one or two full fiscal years, as the case may be, before the date of Mr. Antoine Frérot’s termination as Chief Executive Officer.

With respect to 2011 only, the Variable Portion will be recalculated to reflect that Mr. Antoine Frérot had decided unilaterally to waive the portion of his variable compensation for 2011 that was based on a qualitative assessment of performance. Therefore, for the purposes of the calculation of the indemnity, the amount of variable compensation for 2011 would be as follows: the quantitative variable part perceived during 2011 (€244,940) will be increased by a qualitative variable part equal to 30% of the target bonus base (€337,200) to which a rate of retained realization (31.3%) would be taken into account to calculate the quantitative part of this fiscal year, or an increase of €104,962 (the qualitative part of the 2011 bonus) and a variable compensation for 2011 leaving a total sum of €349,902 instead of €244,940.

The renewal of this severance compensation will be subject to the approval of the General Shareholders’ Meeting to be held on April 24, 2014.

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

In March 2009 (approved by the General Shareholders’ Meeting held on May 7, 2009), the rules and regulations of this plan were amended following our Company’s adoption of provisions bringing it into conformity with the provisions of the AFEP-MEDEF Code providing for the termination of the employment contract of the Chairman and Chief Executive Officer. To ensure that the termination of the employment contracts of senior executive management was not detrimental to them, it was decided to amend the rules and regulations governing this plan in order to clarify the eligibility requirements of this supplementary defined benefits Group pension plan for senior executive management, whether or not parties to an employment contract.

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

New Group Supplementary Defined Benefits Plan in Force since July 2013

After a favorable opinion of the Works Council and the Nominations and Compensation Committee, on March 14, 2013, the Board of Directors decided, upon a motion by the Chairman and Chief Executive Officer, to cancel, effective June 30, 2013, the defined benefits group pension plan for Executive Committee members (category 9 employees and the Chairman and CEO) and to replace it with the defined benefits group pension plan open to all category 8 and higher management employees (and the Chairman and CEO).

In accordance with the provisions of Articles L. 225-38 and L. 225-40 of the French Commercial Code, on the basis of a special report prepared by the statutory auditors, the General Meeting of Shareholders on May 14, 2013 approved these changes to the extent that they concern senior executive management.

The supplementary defined benefits group pension plan for category 8 and higher management employees (and the Chairman and CEO) was amended effective July 1, 2013.

The main characteristics of this new supplementary defined benefits group pension plan are as follows:

-

eligibility of employees will be conditional upon the following: at least five years of service, the completion of their career in the company and their presence in the company workforce at the time of voluntary or involuntary retirement as well as the settlement of their general plan at the full rate (including mandatory basic pensions or supplementary pensions);

-

the reference compensation taken into account to determine the amount of the pension is equal to the average of the last three years of full remuneration within the limit of eight annual social security ceilings;

-

the pension amount is determined based on the number of years of service in our Group and capped at a maximum of 10% of the reference compensation for beneficiaries with more than 30 years of service.

The amount booked as provisions (cost of services rendered) for this supplementary group pension for 2013 is equal to the amount shown as post-employment benefits in Note 30.2 of the notes to our Consolidated Financial Statements included at Item 18 of this annual report on Form 20-F.

In accordance with the recommendations of the AFEP-MEDEF Code, the value of the benefits provided by the supplementary pension plan is taken into account when determining the Chairman and Chief Executive Officer’s total compensation. Furthermore, the group of potential beneficiaries is not only limited to the Chairman and CEO, but also includes category 8 or higher management employees of the Company.

The reference period used to calculate benefits is the average compensation calculated over several years, excluding compensation paid at the time of employment termination or retirement as well as any other type of extraordinary compensation. Lastly, provided he is still with the company at the time of his departure or retirement in accordance with legal requirements, the theoretical annual amount of the lifetime annuity of Mr. Antoine Frérot, Chairman and Chief Executive Officer, could, upon his retirement, represent 10% of his annual reference compensation. This reference compensation is capped at eight annual social security ceilings. The amount of this theoretical annual lifetime annuity would be reduced by the annuity amounts paid by the supplementary pension plans to which Mr. Antoine Frérot could, therefore, have access due to his affiliation with our Group, calculated without survivor benefits.

Summary of the situation as of December 31, 2013

Corporate Officers	Employment contract(1)		Supplementary pension plan		Compensation or benefits owed or likely to be owed in the event of termination or a change of position		Compensation pursuant to a non-compete covenant
	Yes	No	Yes	No	Yes	No	Yes	No

Antoine Frérot, Chairman and Chief Executive Officer

Start date of term of office as Chief Executive Officer: November 27, 2009

End date of term of office as Chairman and Chief Executive Officer: Ordinary General Meeting 2014

		X(1)	X(2)		X(3)			X

(1)

Pursuant to a decision adopted by the Board of Directors on December 17, 2009, the employment contract of the Chief Executive Officer,
Antoine Frérot, was terminated with effect as of January 1, 2010.

(2)

Antoine Frérot is a member of the supplementary defined benefits group pension plan set up for category 8 and higher management employees of Veolia Environnement (see “--Change in the Supplementary Defined Benefits Group Pension Plan in 2013” below).

(3)

Pursuant to a decision adopted by the Board of Directors on December 17, 2009, Antoine Frérot is entitled to compensation in the event of termination of his term of office as Chief Executive Officer (see “Compensation in the Event of Termination as Chairman and Chief Executive Officer” above).

Change in the Supplementary Defined Benefits Group Pension Plan in 2014

In accordance with the commitments undertaken at its meeting on March 14, 2013 and after a favorable opinion of the Works Council and the Nominations and Compensation Committee, the Board of Directors, decided, at their meeting held on March 11, 2014, upon a motion by the Chairman and Chief Executive Officer:

•

to close the defined benefits pension plan for category 8 and higher executives (including the Chairman and CEO who is not party to an employment contract) with a freeze on entitlements and closure of the plan to new members, effective June 30, 2014; and

•

to amend, effective July 1, 2014, the existing supplementary defined contributions group pension plan. The main characteristics of this amended plan, which will be submitted for vote at the General Shareholders’ Meeting of April 24, 2014 (as a regulated commitment in favor of the executive corporate officer (i.e., the Chairman and CEO) would be as follows:

•

category of beneficiaries: Executives within the meaning of Article 4 of the national collective agreement of AGIRC (the supplementary pension fund for executives), whose compensation is greater than or equal to three annual social security ceilings. Compensation includes all components subject to social security contributions (fixed salary, variable salary, bonuses, benefits in kind). In particular, this plan would be open to category 8 and higher management employees (including the Chairman and CEO);

•

funding of the plan: Contributions to the plan are equal to a percentage of the compensation of the relevant employees;

•

contributions break down as follows: 2.25% employer share for tranches A, B and C; 1.25% employee share for tranches A, B and C; 4.50% employer share for tranche D; 2.50% employee share for tranche D;

•

pension amount: The amount of the supplementary pension is not defined in advance. For each employee, it is calculated on the liquidation date for all mandatory and optional pensions based on the reserves held by the insurance company and other parameters assessed on that date,

•

optional individual payments: Possibility of making Optional Individual Payments within the limits of the available tax and social security budget.

This new change in our supplementary pension plan, which includes the Chairman and CEO, is subject to approval by the Annual Shareholders' Meeting on April 24, 2014 as a regulated agreement.

Details of the Compensation Paid to Our Chairman and Chief Executive Officer

Principles Used to Determine the Compensation of Mr. Antoine Frérot in his Capacity as Chairman and Chief Executive Officer

Fixed Compensation and Benefits

At its meeting on March 14, 2013, the Board of Directors decided, pursuant to a recommendation of the Nominations and Compensation Committee, to maintain, for the year 2013, the fixed portion of compensation awarded to Mr. Antoine Frérot in his capacity as Chairman and Chief Executive Officer of our Company, at €900,000.

In addition to his compensation, he is entitled to a company car and to social security benefits equivalent to those of employees (sickness, disability). Furthermore, he is eligible for the defined benefits group pension plan set up in June 2013 in replacement of the supplementary defined benefits group pension plan put in place in 2006 for category 9 management employees and directors, executive corporate officers of Veolia Environnement. Since the end of June 2013, he has been transferred to the new plan for category 8 and above executives (including directors and corporate officers), which is expected to be modified and permanently closed at end-June 2014 as outlined above under “Change in the Supplementary Defined Benefits Group Pension Plan in 2014”.

Variable Compensation for the 2011, 2012 and 2013 Fiscal Years

Since 2003, the variable portion of the Chief Executive Officer’s compensation has been weighted between a quantitative portion of 70% and a qualitative portion of 30% of the target basis of the variable compensation (the “target bonus base”). The target bonus base has accounted for 125% of fixed compensation since 2011, i.e., €1,125,000. The Nominations and Compensation Committee and the Board of Directors consider that the consistency of these weighting rules is a positive element of governance. Since 2010, the financial criteria for determining the quantitative portion of variable compensation have been constant. Since that date, they are incorporated into our objectives of positive free cash flow (after payment of dividend), cost reduction, cash flow after deduction of investments (net of disposals) and an increase in adjusted operating income. The quantitative portion of variable compensation is determined on the basis of financial criteria and involved the achievement during the financial year concerned of the budgetary objectives fixed annually by the Board of Directors. The criteria for the qualitative portion for financial years 2011, 2012 and 2013 are set out below.

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

The qualitative portion of 30% was assessed with respect to the following qualitative criteria: the individual and managerial performance, the implementation of Group projects creating synergies and the promotion of actions taken by us in terms of safety.

These criteria were in line with our objectives for 2011, which were a positive free cash flow after the payment of dividends and increasing adjusted operating income (excluding the effect of the merger of Veolia Transport and Transdev).

Applying these criteria and given the partial achievement of the objectives announced for 2011 (31.1% achievement of the target bonus base, achievement of a positive free cash flow above the external objectives announced and an adjusted operating income down sharply as compared to 2010), the Board of Directors, on March 15, 2012, decided to award Mr. Antoine Frérot an amount of €244,940 in respect of the quantitative portion of his variable compensation for 2011. However, at the specific request of Mr. Antoine Frérot, he was not awarded the qualitative portion of variable compensation.

2012 Variable Compensation of Mr. Antoine Frérot, as Chairman and Chief Executive Officer

Following the proposals made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 15, 2012, decided, for the purposes of determining the variable portion of the Chairman and Chief Executive Officer’s compensation in respect of the year 2012, to maintain a quantitative portion of 70% and a qualitative portion of 30%. With regard to our 2012 objectives of disposals and debt reduction in line with our objective to increase positive free cash flow (after payment of dividends) and a decrease expenses in order to increase adjusted operating income (excluding Transdev), the criteria for the quantitative portion of the variable compensation of the Chairman and Chief Executive Officer were based on the achievement of the budgetary objectives concerning (i) adjusted operating cash flow after deduction of investments net of disposals, adjusted by the positive or negative change in working capital requirements (weighted at 35%), and (ii) the increase in adjusted operating income (weighted at 35%).

The qualitative portion of 30% was assessed with respect to the following qualitative criteria: the achievement of our strategic transformation plan.

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

This 2012 variable portion reflects an average rate of 52% on achieving the Working Capital Requirements and Adjusted Operating Income financial criteria of the quantitative target bonus base and a rate of 80% of the qualitative target bonus base.

2013 Variable Compensation of Mr. Antoine Frérot, as Chairman and Chief Executive Officer

Following the proposals made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 14, 2013, maintained, for the purposes of determining the variable portion of the Chairman and Chief Executive Officer’s compensation in respect of the year 2013, the weighting concerning the quantitative portion of 70% and the qualitative portion of 30%, and therefore the target bonus base (i.e., 125% for the fixed portion, or €1,125,000 in case the annual targets are 100% reached). Quantitative and qualitative elements for the variable part for 2013 have been fixed as follows:

For the quantitative part of the variable compensation, the 2013 quantitative elements, which was the second year of the transformation of our Group, were based on the achievement of the budgetary objectives concerning (i) adjusted operating cash flow after deduction of investments net of disposals, adjusted by the positive or negative change in working capital requirements (weighted at 35%), and (ii) the increase in adjusted operating income (weighted at 35%). These criteria were part of our two major goals for 2013: debt management and increasing profitability via a refocusing strategy.

The qualitative part of the variable compensation could be seen with the execution of our strategic and refocusing plan.

The qualitative portion of 30% was assessed with respect to the following qualitative criteria: the achievement of our strategic transformation plan.

Applying these criteria and given the achievement of the objectives announced for the year 2013: (i) the variable quantitative portion was assessed based on the achievement of 74.1% of the target bonus base with respect to adjusted operating cash flow and adjusted operating income criteria (as defined above).

On March 14, 2013, the Board of Directors decided to award Mr. Antoine Frérot an amount of €303,750 in respect of the qualitative portion of his variable compensation for 2013, or 90% of his qualitative target bonus base with reference to the realization during 2013 of a profound reorganization of our Group in a difficult economic context and the first results seen by this transformation. The total amount of his variable compensation (both quantitative and qualitative) for 2013 is therefore €887,127 or 78.85% of his target bonus base for 2013.

The methods used to calculate the variable portion of the Chairman and Chief Executive Officer’s compensation for the year 2013, adopted by the Board of Directors on March 11, 2014, are set out above.

Total Compensation Paid to Mr. Antoine Frérot in His Capacity as our Chairman and Chief Executive Officer

During the year 2013, the total compensation paid to Mr. Antoine Frérot amounted to €1,581,326.28. Mr. Antoine Frérot thus received the fixed portion of his compensation for 2013 (€900,000), as well as the variable portion of his compensation in his capacity as our Chairman and Chief Executive Officer for the year 2013, paid in 2013 (€679,293). Finally, he received benefits in kind and waived directors’ fees for 2012 in respect of his positions held within our Company and other companies of our Group.

In respect of the year 2013, the total compensation due amounts to €1,789,157 (up 13% compared to that due in respect of the 2012 fiscal year), including the fixed portion of his compensation for 2013 (€900,000, unchanged compared to 2012), the variable portion of his compensation for the 2013 fiscal year (€887,127) as well as the benefits in kind, M. Antoine Frérot not receiving directors’ fees in respect of his positions held within our Company and other companies of our Group.

The table below shows a summary of compensation of all kinds, detailed in the tables hereafter and under “—Share Subscription and Purchase Options” below concerning information relating to stock subscription or purchase options and performance shares.

Table summarizing the total compensation, options and shares granted to Mr. Antoine Frérot
(in euros)	2011 Fiscal Year	2012 Fiscal Year	2013 Fiscal Year
Total compensation owed for the fiscal year	1,244,604	1,580,610	1,789,157
Value of options granted during the fiscal year	–	–	–
Value of performance shares granted during the fiscal year	N/A	N/A	N/A
TOTAL	1,244,604	1,580,610	1,789,157

Table summarizing the compensation paid out to Mr. Antoine Frérot
	2011 Fiscal Year	2012 Fiscal Year		2013 Fiscal Year
	Amounts owed for the fiscal year	Amounts owed for the fiscal year(1)	Amounts paid out during the fiscal year	Amounts owed for the fiscal year	Amounts paid out during the fiscal year
Fixed compensation in his capacity as Chairman and Chief Executive Officer of the Company	900,000	900,000	900,000	900,000	900,000
Variable compensation in his capacity as Chairman and Chief Executive Officer of the Company	244,940(1)	679,293(2)	244,940	887,127	679,293
Extraordinary compensation	0	0	0
Directors’ fees
Paid by us	33,600(4)	0	8,400(3)	0
Paid by our controlled companies(3)	64,466	0	64,466	0
Benefits in kind(4)	1,598	1,317	1,317	2,030	2,030
TOTAL	1,244,604	1,580,610	1,219,123	1,789,157	1,581,326

(1)

Variable portion for 2011 paid out in 2012.

(2)

Variable portion for 2012 paid out in 2013.

(3)

Directors’ fees paid in respect of his position as director for the 4th quarter of 2011.

(4)

Directors’ fees paid in respect of his position as director for the 4th quarter of 2010 and the first three quarters of 2011.

(5)

Directors’ fees received in respect of positions in other companies of our Group, in France and abroad.

(6)

Provision of a company car.

Compensation of Mr. Antoine Frérot in his Capacity as Chairman and Chief Executive Officer and Objectives for 2014

Following the recommendations made by the Nominations and Compensation Committee, the Board of Directors, at its meeting on March 11, 2014, decided, for the year 2014, to maintain the fixed portion of compensation awarded to Mr. Antoine Frérot at €900,000.

In line with our objectives for 2014, the Board of Directors decided, for the purposes of determining the variable portion of the Chairman and Chief Executive Officer’s compensation in respect of the 2014 fiscal year, to use a quantitative portion of 70% and a qualitative portion of 30% in addition to the target bonus base.

The criteria applied to determine the quantitative portion of the Chairman and Chief Executive Officer’s variable compensation for 2013 remain unchanged for the past three years. With respect to the two major objectives of controlling debt and improving profitability as part of a refocusing strategy, the criteria for the quantitative portion (70% of the target bonus base) continue to depend on the achievement of the budgetary objectives relating (i) to adjusted operating cash flow after deduction of investments net of disposals, adjusted by the positive or negative change in working capital requirements (weighted at 35%) and (ii) to the increase in adjusted operating income (weighted at 35%).

Furthermore, the qualitative portion of 30% will be assessed depending on the achievement of our strategic transformation plan, and in view of the improvements made, as Chairman of the Board of Directors, to the quality of the work of the Board of Directors.

Details About Options Awarded

With regard to the policy for the allocation of stock subscription or purchase options and performance shares to our corporate officer, the Board of Directors, on March 24, 2011, March 15, 2012 and March 14, 2013, decided that due to legal constraints, no allocation of this kind to the Chairman and Chief Executive Officer would be made during the years 2011, 2012 and 2013. For the same reasons, no allocation of stock subscription or purchase options or performance shares to the Chairman and Chief Executive Officer is expected to be made during the year 2014.

Information, concerning any stock subscription or purchase options granted to and exercised by the Chairman and Chief Executive Officer during the year 2013, appears under “—Share Subscription and Purchase Options” below.

Obligations of the Chairman and CEO to Retain Shares

In accordance with Article L. 225-185 of the French Commercial Code, the Company's Board of Directors decided on March 29, 2007, at the proposal of the Nominations and Compensation Committee, to apply a rule to require its Chairman and Chief Executive Officer to set up a Veolia Environnement share portfolio equal to 50% of the balance of the shares that result from exercising options after payment of tax (capital gains tax and mandatory social security contributions) and the cost of financing (number of options that it is necessary to exercise by combined exercise and sale in order to finance the exercise price of the portfolio and the tax). That rule has not been applied in practice, as the performance criterion set in the 2007 stock options plan has not been met and considering that no options or performance shares have been awarded to the Company’s corporate officers since that date. The rule may be reassessed by the Board in the future.

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

Accounts and Audit Committee

Operations and Composition of the Committee

The Accounts and Audit Committee is held at the initiative of its own Chairman or at the request of the Chairman of the Board of Directors at least five times per year to review the periodic and annual financial statements before their submission to the Board of Directors. In 2013, the Accounts and Audit Committee met seven times (eight times in 2012). The average rate of attendance in 2013 was 91% (compared to 87.5% in 2012).

The Accounts and Audit Committee has three to five members appointed by the Board of Directors from among the directors (excluding those directors in management positions) pursuant to a recommendation made by the Nominations and Compensation Committee. The Board appoints the Committee Chairman.

At its meeting of December 12, 2012, the Board made changes to the composition of the Accounts and Audit Committee. It decided to appoint Jacques Aschenbroich, replacing Pierre-André de Chalendar, and one additional member, Nathalie Rachou. As of the date of this annual report on Form 20-F, this committee has four independent members, as required by the internal regulations of the Board of Directors: Daniel Bouton (Chairman), Jacques Aschenbroich, Paul-Louis Girardot and Nathalie Rachou.

According to the internal regulations of the Accounts and Audit Committee, its members are required to be chosen on the basis of their financial or accounting expertise and at least one committee member must have specific financial or accounting expertise and be independent under the criteria specified in the internal rules and regulations of the Board of Directors. On March 24, 2011, the Board of Directors deemed Mr. Daniel Bouton, Mr. Paul-Louis Girardol and GIMD represented by Mr. Olivier Costa de Beauregard, members of the Accounts Committee, to be “financial experts” within the meaning of the U.S. Sarbanes-Oxley Act and applicable French legislation, on the grounds that they possessed the necessary expertise and experience. All of the committee’s members are considered to be independent under Section 303A.06 of the New York Stock Exchange Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934.

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

In general, the Accounts and Audit Committee is responsible for monitoring issues concerning the preparation and control of accounting and financial information and, in particular, for monitoring (i) the integrity of our financial statements and the process for preparing financial information; (ii) the effectiveness of internal control systems concerning financial and accounting information and our risk management systems that are expressed in the accounting system, or identified by executive management, and that may affect the financial statements; (iii) our compliance with statutory and regulatory requirements where these are relevant to financial reporting or internal control; (iv) evaluation of the auditors’ skills and independence; and (v) the performance of their duties by our internal audit department and our independent statutory auditors with respect to auditing the individual and consolidated annual financial statements. In this regard, the duties of the committee are:

(a)

Process of preparing accounting and financial information: (i) together with the auditors, reviewing the relevance and consistency of the accounting methods used to prepare the individual or consolidated financial statements, examining whether major transactions are adequately processed on a Group-wide level; (ii) reviewing the scope of consolidated companies and the procedures for collecting financial and accounting information and interviewing and seeking the explanations and comments of the auditors in this respect, where necessary; (iii) giving an opinion on the draft semi-annual and annual individual and consolidated financial statements prepared by senior management before those statements are presented to the Board; (iv) interviewing the auditors, the members of executive management and financial officers, particularly on the off-balance-sheet commitments, depreciation/amortization, provisions, goodwill and principles of consolidation; such interviews may be conducted without the presence of our executive management; (v) taking cognizance of, and expressing an opinion on the process of preparing press releases on the occasion of publication of the annual or semi-annual financial statements and the quarterly information; and in the context of the Board’s examination of the press releases concerning, in particular, the annual and semi-annual financial statements, making sure that the presentation of this financial information to the market is consistent with the information in the financial statements, according to the information in its possession.

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

(c)

Effectiveness of the internal control and risk management systems, within the framework of the provisions of Section 404 of the Sarbanes-Oxley Act (evaluation of the effectiveness of the internal control procedures regarding financial and accounting information) in particular, and Article L. 823-19 of the French Commercial Code (cf. Order of December 8, 2008 having implemented the Directive concerning the statutory auditing of financial statements): Concerning the monitoring of the effectiveness of internal control systems: (i) periodically receiving information from our Company about the organization and procedures of internal control relating to financial and accounting information; (ii) interviewing the head of the internal control department and giving the Committee’s opinion on the organization of the work of his department; (iii) hearing an annual report from the Ethics Committee on the whistleblowing system available to employees with respect to accounting, finance, management audits and control; having significant matters referred to it by the Ethics Committee in said fields and ensuring the follow-up of those cases with said Committee. Concerning monitoring of the effectiveness of the system of managing the risks expressed in the financial statements or those identified by Executive Management that may have an effect on the financial statements; (iv) periodically examining the mapping of the main risks identified by Executive Management that may affect the financial statements; (v) taking cognizance of the main characteristics of the systems for managing those risks and the results of their operation, based in particular on the work of the risk management department, the internal audit department and our independent statutory auditors in relation to internal control procedures; and (vi) following up on implementation of corrective actions in relation to any identified weaknesses that might have an impact on the financial statements.

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

Committee Activities in 2013

In 2013, the Accounts and Audit Committee organized its activities, as before, within the framework of a program drawn up by the Committee for the year. The meetings are covered by minutes and by a report from the Chairman of the Committee to the Board of Directors.

The Accounts and Audit Committee proceeded to review the annual and semi-annual financial statements and the associated business report. It reviewed the main accounting options, asset impairment tests and risk agreements. The Committee noted the financial information and business reports of the first and third quarters of 2013. Pursuant to the provisions of Section 404 of the Sarbanes-Oxley Act, the Committee read the summary of the internal control activities and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, audited by the auditors, and examined the 20-F report for 2012. It examined fraud reporting, and reviewed the plans of action for fraud prevention, as well as the report on the activities of the Ethics Committee. The Accounts and Audit Committee examined the summaries of the internal audit assignments performed in 2012 and the first half of 2013 and approved the internal audit program for 2014.

Together with the Company’s managers, the Committee also reviewed the key processes in its duties: review of the financial policy and planned financing transactions, review of the investment process and divestment transactions, tax review and review of legal reporting on major disputes, financial review of the Water Division, review of the risk management system and update on the implementation of action plans, and review of the environmental risk management system and review of progress on IT projects related to financial and accounting information. The Committee was informed in particular about the following: changes to the organization of our Group, plans to reduce Dalkia’s activities in France and abroad, the divestment of the regulated water operations in Berlin and Morocco, changes in the SNCM situation and changes in IFRS.

The Committee approved the auditors’ assignments for 2013 and fee budget for 2014; it reviewed the state of their terms of office as well as their independence, and how they organized their tasks and recommendations. It was also involved in the process to reappoint an auditor.

The Committee may interview persons outside the Company if it deems such interviews useful to the performance of its duties. In addition, the Committee may consult with outside experts. It may also interview the Company’s financial officers or the auditors without the presence of the Chief Executive Officer. Thus, during the past year, the Chairman of the Accounts and Audit Committee and/or the Committee members interviewed and met with the chief financial officer, the financial services director, our internal audit director, the internal control director, the general counsel, the senior tax director, the risk management director, our insurance director, the human resources director, the cash-flow financing director, the development director, the executive vice-president and the finance director of the Energy division, the chairman of the Ethics Committee and the Company’s auditors. The Committee did not call upon outside consultants in 2013.

The Nominations and Compensation Committee

Operations and Composition of the Committee

The Nominations and Compensation Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors, at least twice a year. In 2013, the Nominations and Compensation Committee met 15 times (3 times in 2012). Its members’ average attendance rate was 100% in both 2013 and 2012.

In accordance with its internal rules and regulations, the Nominations and Compensation Committee has between three and five members, who are appointed by the Board of Directors pursuant to a proposal of the Nominations and Compensation Committee. The Committee members are selected from among the directors who do not hold management positions. The Chairman of the Committee is appointed by the Board. The Board decided on March 11, 2014 to name Mr. Louis Schweitzer President of this Committee, replacing Mr. Serge Michel who remains a member.

As of the date of this annual report on Form 20-F, this Committee has three members, two of whom are independent on the basis of the criteria set forth in the Board’s internal rules and regulations (members): Louis Schwetzer9 (Chairman), Serge Michel and Daniel Bouton9.

Duties of the Committee

The main duties of the Nominations and Compensation Committee are as follows:

(a)

Compensation: (i) to study and make proposals regarding the overall compensation of our directors and executive officers, in particular with regard to the rules and criteria governing the variable portion of compensation consistent with the annual evaluation of their performances and the medium-term strategy and performance of our Company and our Group, and with regard to the granting of in-kind corporate benefits, stock purchase or subscription options and allocation of bonus shares, pension plans, termination compensation and any other benefits, ensuring that all such components are taken into account in evaluating and setting their overall compensation; (ii) to propose to our Board of Directors an overall amount of directors’ fees to be paid to our directors, as well as the rules for the distribution of these; (iii) to give our Board of Directors its opinion regarding the general policy and terms and conditions for granting stock purchase or subscription options, allocation of bonus shares and setting up employee stock ownership plans, as well as the provisions for sharing the performances of our Company or Group with employees; (iv) to make proposals to the Board concerning the granting of stock options and, if applicable, bonus shares to our directors and executive officers, as well as with respect to the performance conditions applicable thereto; (v) to make proposals to our Board concerning the obligation of our directors and executive officers to keep shares obtained by exercising stock purchase or subscription options or, if applicable, the allocation of bonus shares; and (vi) to give its opinion concerning the compensation policy with regard to our key managers who are not also directors or executive officers of our Company or of other companies of our Group.

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

9

independent member

Activities of the Committee in 2013

In 2013, the activities of the Nominations and Compensation Committee were devoted to changes in the composition of the Board, renewal of existing members or selecting new ones; preparing proposals and recommendations for the Board concerning the compensation of the Chairman and Chief Executive Officer (setting the variable portion for 2012 and the fixed portion for 2013, criteria for calculating the variable portion for 2013); stating its opinion on the compensation of the Executive Committee members; discussions on the implementation of a system of long-term remuneration for the Chairman and Chief Executive Officer; stating its opinion on the policy with respect to awarding stock-options and employee stock ownership; issuing conclusions and following up on the formal evaluation of the operation of the Board of Directors and its committees; assessing the independence of the directors; reviewing the budget for directors’ fees and distributing such fees among the directors; revision of our bylaws to extend to 75 years the age limit for the function of Vice-Chairman of the Board. Various meetings have been dedicated to good governance and to reviewing the actions of the Chairman.

Research, Innovation and Sustainable Development Committee

Operations and Composition of the Committee

In accordance with its internal rules and regulations, the Research, Innovation and Sustainable Development Committee meets at the initiative of its Chairman or at the request of the Chairman of the Board of Directors. It is required to hold at least three meetings per year. During the 2013 fiscal year, the Committee met three times (versus three in 2012). Its members’ average attendance rate was 73.33% (compared to 66.67 % in 2012).

The Research, Innovation and Sustainable Development Committee has three to five members, who are appointed by the Board of Directors pursuant to recommendations made by the Nominations and Compensation Committee. The Chairman of the Committee is appointed by the Board of Directors on the basis of a proposal made by the Chairman of the Board.

On the date of the filing of this annual report, this Committee has four members, all of whom are deemed independent: Jacques Aschenbroich10 (Chairman), Paul-Louis Girardot10, Pierre-André de Chalendar10 and Marion Guillou10.

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

Activities of the Committee in 2013

In 2013, the Research, Innovation and Sustainable Development Committee adopted a process aimed at analyzing the content of our offerings, potential customers, market size, our competitive advantages, competitors, research programs, technologies and the best economic equations for each topic of work broached. The following topics were addressed in 2013: desalination, shale gas, services that could be offered to local water authorities as well as recycling and recovery of materials.

10

independent member

Committees Created by Management

Disclosure Committee

The Disclosure Committee was created by the Chairman of the Board of Directors and our Chief Financial Officer on December 11, 2002, the date on which the proposal to create such Committee was submitted to our management board. The meetings of the Committee are chaired by our Chairman Chief Executive Officer.

In addition to the Chief Executive Officer, the Disclosure Committee is composed of certain members of our Executive Committee, the financial managers of the Energy and Transdev businesses, and the key managers of our Group.

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

The Disclosure Committee met twice in 2013. In its April 11, 2013 meeting it reviewed, among other things, the proedures for preparing and approving our annual report on Form 20-F for the year ended December 31, 2012 before its filing with the SEC on April 12, 2013. Additionally, it reviewed the certificates required to be provided by the Chief Executive Officer and the Chief Financial Officer in accordance with U.S. stock exchange regulations. In its November 19, 2013 meeting, the Disclosure Committee mainly reviewed recent regulatory developments that could have an impact on the communication and publication of information intended for the market, in particular through the Registration Document and the Form 20-F, and initiated the process of gathering information and drafting of the annual reports for the 2013 fiscal year.

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

The members of the Ethics Committee are under an obligation to maintain strict confidentiality and are not authorized to disclose their personal positions outside the Company. To ensure their freedom of conscience, they do not receive instructions from our executive management and may not be removed from office for the duration of their term (four years, renewable). The role of the Ethics Committee is to present recommendations regarding our fundamental values. The Committee verifies that every member of our organization has access to our Guide to Ethics. Any issue relating to ethics can be brought before this committee by any employee or the Committee can raise issues itself. “Ethics visits” can be performed at any of our operations. Through individual interviews with a representative sample of employees of the site visited, these visits allow the Committee to assess the degree of ethical maturity of the employees, their knowledge of our values, ethical problems that they may encounter and the training that they receive from their hierarchy or give to their employees on the subject.

The Ethics Committee is also the last resort for alerts (“whistleblowing actions”) that cannot be expressed to operating management about breaches of rules of conduct, and particularly those detailed in our “Guide to Ethics” program. This is our whistleblower program. The Committee is vested with all the necessary authority to carry out this mission: it can gather information from any of our employees, the statutory auditors and any third party. It can also request assistance from our Internal Audit Department, any of our other departments or the services of outside experts.

In 2013, the Committee reported on its work during the previous year, as it does annually, to the Accounts and Audit Committee and the Executive Committee.

Risk Committee

Our Risk Committee is the body responsible for validating and monitoring the effectiveness of action plans put in place to respond to major risks identified in risk mapping. It ensures the effectiveness of the risk management systems and supports them. It can also take a position on risks that it deems to be unacceptable within the context of our activities. In 2013, the composition of this committee was changed to include the members of our Group’s Executive Committee, with the goal of ensuring a more direct link between our strategy and the risk management process. The work of our Risk Committee is coordinated by our Head of Risk and Insurance and it is chaired by our General Counsel.

Each of the divisions has its own Risk Committee modeled on ours, so as to validate and monitor the deployment of action plans in response to major risks identified during the risk mapping process. During 2013, we also created smaller local risk committees in each country in which we operate, which monitor and validate the mapping of risks on a country by country basis.

Given that 2013 was a transitional year for this committee, it met once after its new composition was put in place. At this meeting, our risk mapping, representing the common methodology framework, was presented and examined.

Our Head of Risk and Insurance presented an overview of the work carried out by the network under his supervision to the Audit and Accounts Committee of the Board of Directors twice in 2013. The first presentation examined the general risk management system and the updated mapping of our risks. The second presentation examined our policy with respect to insurance and the programs put in place. These presentations were performed in the context of the eighth directive, which requires the Board of Directors (through a specific committee) to see assurance as to the effectiveness of our risk management and internal control procedures.

Risk and Insurance Committee

The Risk and Insurance Committee is the body responsible for the organization and control of our risk and insurance management process and for driving and monitoring major functional projects. The Risk and Insurance Committee is composed of our Head of Risk and Insurance, his two deputies, and Dalkia’s Head of Risk and Insurance. The Risk and Insurance Committee meets on a biweekly basis.

EMPLOYEES

Total Workforce

As at December 31, 2013, our total workforce was composed of 202,800 employees, compared with 219,739 as at December 31, 2012. The table below shows the breakdown of the workforce we manage by activity and by geographical area as at December 31, 2013.

Area	Water	Environmental Services	Energy Services	Holding companies and specialized subsidiaries	2013 Total	%
Total Europe	49,699	49,899	34,760	4,054	138,412	68%
of which France	26,675	22,409	12,920	3,986	65,990	33%
Total North America	3,827	5,227	1,642	3,063	13,759	7%
Total South America	1,570		2,210	8,228	12,008	6%
Total Africa/Middle East	9,054	1,101	2,354	31	12,540	6%
Total Asia/Pacific	19,008	4,868	2,169	40	26,081	13%
TOTAL WORLD	83,154	61,095	43,135	15,416	202,800	100%

Breakdown of Total Workforce by Type of Contract and by Category

The following table provides a breakdown of our workforce by type of contract and by category as of December 31, 2011, 2012 and 2013:

	Total 2011		Total 2012		Total 2013
	World	France	World	France	World	France
Total workforce as at December 31	231,477	69,158	219,739	68,816	202,800	65,990
Employees with indefinite-term contracts	92.2%	94.6%	92.1%	94.8%	91.6%	95.1%
Employees with fixed- term contracts	7.8%	5.4%	7.9%	5.2%	8.4%	4.9%
Total managerial staff	11.6%	17.4%	11.7%	17.3%	12.7%	17.3%
Total non-managerial staff	88.4%	82.6%	88.3%	82.7%	87.3%	82.7%

Consolidated Weighted Average Annual Workforce

The following table shows the consolidated weighted average annual workforce in 2011, 2012 and 2013.

Weighted average annual workforce
	Total 2011	Total 2012	Total 2013
Annual full-time equivalent workforce	230,080	215,254	198,215
Employees with indefinite term contracts (full-time equivalent) (permanent)	212,764	199,294	183,464
%	92.5%	92.6%	92.6%

This workforce corresponds to the equivalent number of employees we would have if these employees had all worked full time throughout the year. It is calculated by weighting the total workforce against both the employment rate and the amount of time worked by each employee.

In France, there were 65,893 full-time equivalent employees in 2013, of which 62,748 (95.2%) were employees on indefinite-term contracts.

Information on planned reductions in workforce and job protection schemes, redeployment efforts, rehires and support measures

Changes in our scope have led to employees being transferred, without their contracts being terminated. The restructuring plans that were implemented in 2013 most often corresponded to the loss of markets, or to reorganization that was vital for certain business units. These operations were always carried out in compliance with the legislation and in consultation with labor and management representatives, and for the most part by giving priority to internal redeployment within our Group.

Compensation, social security charges and gender equality

Average annual gross compensation paid to all Group employees was €28,715 in 2013.

Average gross compensation paid to male employees was €29,484 (€29,940 in 2012) and that paid to female employees was €25,412 (€24,674 in 2012), i.e., a difference of €4,073. This difference is mainly due to the nature of the jobs carried out and the demands of this work, as well as differences in age, seniority and qualifications that are often observed between the two populations. Our policy is to respect equality between men and women who have the same employment conditions and qualifications.

These averages are only indicative, however, and should be interpreted with an element of caution. They correspond to a wide diversity of situations due to the nature of the professions and jobs carried out and their geographical location and are affected by changes in the foreign exchange rate.

In France, average annual gross compensation paid to all employees was €35,830 in 2013 (€35,443 in 2012). Average gross compensation paid to male employees was €35,811 (€35,547 in 2012) and that paid to female employees was €35,916 (€34,972 in 2012), i.e., an average difference of -€105.

Health and safety conditions

With respect to the workplace accident severity rate, we calculate the number of work days lost due to workplace accidents including the work days lost in the year as a result of workplace accidents that occurred during previous years. There may be differences in calculation method in some entities as to the application of these principles. Since 2012, data on accidents from the Environmental Services Division have been collected using the “Acciline” consolidation tool and are then consolidated with our Group’s social reporting tool Global Report Enablon.

	Total 2011	Total 2012	Total 2013
Workplace accidents leading to absence from work (excluding commuting)	6,298	5,659	4,485
• Calendar work days lost due to workplace accidents (excluding commuting) (indefinite and fixed-term contracts)	249,186	219,951	183,538
Workplace accident frequency rate	15.02	14.53	12.59
Workplace accident severity rate	0.59	0.56	0.52
• Number of employees trained in safety	117,272	110,114	116,240
• Number of units dedicated to the study of health and safety issues	2,561	2,540	2,503

We have chosen a common definition of workplace accidents for all countries and subsidiaries, i.e., all workplace accidents, not involving commutes, which resulted in at least one day of absence from work.

In 2013, the number of workplace accidents, not involving commutes, resulting in at least one day of absence from work was 4,485 (down 21% compared with 2012).

In France, in 2013, 1,845 workplace accidents which resulted in at least one day’s absence were recorded, and the number of calendar days lost due to workplace accidents was 114,060. This year, the number of workplace accidents per million hours worked (or “frequency rate”) was 18.67 (compared with 22.78 in 2012) and the number of calendar days lost due to workplace accidents per thousand hours worked (or the “rate of severity”) was 1.15 (compared with 1.31 in 2012). Furthermore, 198 employees worldwide were recognized as suffering from work-related illnesses while 313 employees were declared unfit by the occupational doctor.

In 2013, 29,276 people took part in safety training, accounting for 42% of the total training hours and there were 430 units dedicated to occupational health and safety issues.

Employment and social integration of the disabled

Employee Welfare Activities

The consolidated amount of grants for employee welfare and cultural activities was €69 million in 2013. This figure does not include all of the solidarity-oriented work carried out by Group companies. In France, the consolidated amount of grants for employee welfare activities was €38 million.

Respect for Fundamental Rights

Promotion and compliance with the provisions of the fundamental conventions of the ILO relating to respect for freedom of association and the right to collective bargaining

Respect for fundamental international conventions, in particular those relating to employee relations and working conditions, such as those adopted under the aegis of the International Labor Organization (ILO) is an important principle for us. This commitment is reinforced by our decision to join the United Nations Global Compact in 2003. Principles 1 to 6 of this platform reflect the ILO’s objectives.

With respect to collective bargaining, we draw both on direct relationships with all the social partners as well as joint organizations created according to the rules of each country.

For example, in 2013, 92% of our employees were covered by a Social Dialogue system.

In accordance with our commitments made to the ILO, we prohibit any form of forced or compulsory labor or child labor. These commitments are included in our “Guide to Ethics”, in particular concerning compliance with international fundamental labor standards. In certain special cases, particularly dual apprenticeships, minors may work but only in strict compliance with all applicable law and regulations.

Guide to Ethics

In February 2003, we implemented the “Ethics, Commitment and Responsibility” program, which was updated in 2004, 2008 and 2011. Further updated in 2013, it is now known as the “Guide to Ethics” program. The document produced under this program serves as a point of reference for all Company staff.

The Guide to Ethics is available on our website and its intranet, lays out our values, rules of conduct and actions, such as compliance with laws and regulations in the various countries where we operate, our commitments to social responsibility, solidarity and social equity, innovation, its customer focus, control of risks, the quality of information and corporate governance as well as its commitment to sustainable development.

In January 2014, a new communications campaign emphasizing the importance of the Guide to Ethics was launched, accompanied by its dissemination throughout our Group.

Since 2010, our Executive Management has entrusted the implementation and control of its ethics policy to our General Counsel, who chairs a steering committee for our actions in the area of ethics. In addition, our country managers serve as ethics officers for the countries under their supervision.

For several years, we have also implemented a number of internal procedures and measures, including the following:

•

a Guide to Compliance with Antitrust Law, available in several languages;

•

a Guide to Managing Criminal Law Risks Faced by Companies, available in several languages;

•

a Purchasing Charter and a Purchasing Code of Conduct;

•

an internal Group procedure for contracts with business intermediaries;

•

a procedure for sponsorship and patronage actions;

•

a procedure for fraud reporting;

•

an internal procedure for the prevention and management of conflicts of interest.

Our approach involves training actions and campaigns to raise awareness among employees.

In 2004 and 2005, for example, we launched an awareness campaign under the title “Ethics and Business Life”, which was rolled out to 400 senior managers in France and abroad.

In 2008 and 2009, we continued these actions by carrying out a “Compliance with Antitrust Law” training program, in France and abroad, targeting more than 3,700 Group managers. Between 2010 and 2012, this program was repeated in several countries. In 2013, an e-learning version of this program, consisting of four modules, was introduced, aimed at 6,000 Group employees around the world.

In late 2009, we also designed a training program entitled “Anticipating and Understanding Criminal Law Risk and Corruption Risk”. This program has been rolled out within our Group to more than 2,700 individuals (including 850 managers in France) and has continued to be rolled out internationally since 2011 (Europe, Brazil, UAE, China, etc.).

In 2012, nearly 500 managers worldwide received training in strengthening fraud prevention and control.

Employee Benefits

Optional and Mandatory Profit-Sharing

In 2013, the total amount representing optional and mandatory profit-sharing we paid represented €122.8 million. See Note 20 to our Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

Business Relations and Overview of Collective Bargaining Agreements

Number of collective bargaining agreements signed in 2013 in our Group: 1,232 collective bargaining agreements were signed, including 689 agreements on compensation, 188 agreements on health, safety and working conditions, 133 agreements on social dialogue and 222 agreements on other subjects or comprising several subjects. There were 11,379 employee representatives.

Number of collective bargaining agreements signed in 2013 in France: 514 collective bargaining agreements were signed, including 313 agreements on compensation, 39 agreements on health, safety and working conditions, 83 agreements on social dialogue and 79 agreements on other subjects or comprising several subjects. There were 6,566 employee representatives in France in 2013.

Human Resources Policies

Our Group is undergoing a major transformation in which Human Resources plays a key role in executing organizational plans, asset disposals and changes in management. Its aim is clear: to facilitate the creation of an integrated group, in line with the development our activities.

As this transformation takes place, we continue to focus on our employees to ensure our success, because their effectiveness and the quality of their services constitute a competitive advantage.

The main objectives of our Human Resources policy are:

•

ensuring a safe and healthy working environment for everyone;

•

supporting the development of skills and expertise by its employees in order to meet tomorrow’s challenges;

•

promoting diversity, equal opportunity, and the avoidance of discrimination; and

•

maintaining open lines of communication between labor and management and instilling a culture of solidarity for all employees across our Group.

To bring about this New Veolia, our Executive Management is taking steps to motivate and support our managers and employees to explain and share our strategy to that each can contribute to its implementation.

In 2013, an initial survey of 2,500 Veolia senior managers was carried out to assess the extent of their engagement in our transformation project. This survey allowed us to ascertain how well the new organization and the role played within it by senior managers were understood, to evaluate the actions undertaken at their level to advance the transformation, and to identify their need, if any, for support or assistance in this area.

The Manager’s Code of Conduct

Our Managers’ Code of Conduct is based on our five fundamental values:

•

Respect

•

Solidarity

•

Responsibility

•

Innovation

•

Customer focus

The Code reflects our shared commitment to each of these values, and will now be used in evaluating managers’ collective and individual conduct.

The Code of Conduct mainly governs our internal relations, just as our Guide to Ethics governs the relations between our Company and stakeholders.

Setting Management Objectives

To align managers’ objectives with our strategy and values, a standardized annual evaluation process has been put in place for all managers at all of our establishments worldwide. The same set of questions is used for all of these annual evaluations, which specify our expectations for each of our employees: a specific level of performance, assessed through the attainment of predetermined goals.

The evaluation of performance is based on financial, safety and qualitative objectives, taking into account the hierarchical position of the manager and his or her function. For senior managers, a portion of the qualitative objective is scored on the basis of compliance with and dissemination of the Manager’s Code of Conduct.

Prevention, health and safety in the workplace

Group commitment

Given the nature of our operations and aware that strong performance in workplace health and safety is synonymous with better performance for our Company, we have made Prevention, Health and Safety a clear and constant objective in all our activities.

Supported at the highest level of the organization, our structured approach to occupational risk prevention is founded in particular on the visible involvement of all managerial staff.

On July 1, 2013, in line with this commitment, we signed the Seoul Declaration on Safety and Health at Work at the headquarters of the International Labour Organization (ILO) in Geneva, recognizing safety and health in the working environment as a fundamental human right. We have thus undertaken to promote in particular the continuous improvement of occupational safety and health by placing a high priority on prevention, thus following the approach promulgated by the Seoul Declaration, while recognizing the importance of training, the exchange of information and best practices, and a strong labor-management relationship in this area.

A linchpin of transformation, Prevention, Health and Safety was the focus of a new set of commitments by Executive Management in 2013 10. The key aims are to strengthen our approach, support initiatives already being pursued in this area, and involve all employees at all levels of the organization, as well as suppliers, subcontractors and joint venture partners, with a view to guaranteeing their physical and psychological well-being.

It is worth noting that the previous set of commitments signed in 2010 called for a 10% reduction in the frequency rate for workplace accidents each year over the period from 2010 to 2013, with a target of 14 workplace accidents per million hours worked in 2013. Our efforts in this area have been met with success: the frequency rate declined from 18.88 in 2010 to 12.59 in 2013. The measures in place will be further reinforced in the years to come.

To communicate their involvement and their commitment in a more visible manner, all of our managers, from Executive Committee members down to first-level supervisors, are also encouraged to carry out field visits focusing on safety issues allowing them to engage in frequent exchanges with employees on best practices and the principles to observe in everyday conduct to promote safety.

Consultation and steering structures

The Prevention, Health and Steering Committee submits to the Executive Committee members for validation and implements our Prevention, Health and Safety policy, coordinates cross-cutting projects, creates synergies between businesses by encouraging the sharing of best practices, and evaluates the results with the help of performance indicators.

10

On August 1, 2012 the Board of Directors amended the internal regulations of the Board of Directors and the Audit and Accounts Committee.

Among the initiatives contributing to the development of the “new Veolia”, our cross-functional coordination of its Prevention, Health and Safety policy has been reinforced. A matrix organization has been put in place in order to better structure our policy relating to safety in line with its new organizational plan. We have thus taken a cross-functional approach to the implementation of four key projects, whose combined objective is to better harmonize and coordinate actions:

•

shared standards for all activities reinforce the essential concepts and fundamentals of a strong health and safety culture;

•

technical and managerial audits aim to enhance the visualization of quantitative and qualitative indicators of involvement and progress made on this front;

•

tools are used as the means to promote structure and ensure the consistency of efforts, thus identifying the conditions for decision-making processes; and

•

perceiving the focus on health as a way to foster better quality of life in the workplace, improving the integration of aspects such as psychosocial risk factors, ergonomics, etc.

In addition to these projects, a number of Prevention, Health and Safety experts have been appointed across our Group to ensure the consistency of the measures applied by country and by region, also ensuring coordination and follow-up actions. This organization makes our overall approach clear and unambiguous. Additional input is provided by field visits, which serve to integrate the cultural dimensions specific to each country.

In addition, efforts to increase European trade union involvement in our Prevention, Health and Safety policy led in 2012 to the signing of a “Letter of Commitment” between management and employee representatives. This commitment ensures the consistency of field initiatives in each country in Europe where we operate. The structural themes of this joint commitment include systematic accident analysis, reinforcement of prevention in occupational health and improved communication with employees on health and safety topics.

Translation of commitments into action

More than a mere strategy, Prevention, Health and Safety is an integral part of all activities and of the organization’s structuring processes.

Our structured approach to occupational risk prevention is built on visible investment by all management staff as well as a continuous improvement system designed to ensure that commitments are kept, targets are achieved, and that the concepts enshrined in our commitments in relation to Prevention, Health and Safety in the workplace are successfully implemented .

Implementation of our Prevention, Health and Safety management system provides for the effective management of health and safety issues across all of our entities. This system is based on the preventive identification of risks in the workplace, the analysis of causes and circumstances of accidents and near-accidents at work, and the findings of audits that contribute to the mapping of risks associated with all activities and is founded on six pillars:

1. Commitment and motivation: these should be visible at all levels of the organization and are essential to the success of the system, so that everyone is involved in creating the desired corporate culture.

2. Policy: the definition of intentions, targets and ideas at our Group level and within the operational units establishes the cornerstones of the prevention, health and safety policy.

3. Planning: the improvement and monitoring of initiatives is designed to ensure compliance with the statutory provisions in force and the targets and results expected at our Group level and within the operational units, particularly through the definition of internal standards and procedures.

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

All of these areas underpin our policy on the prevention of occupational hazards, so as to develop a strong and coherent safety culture, a key aspect of the approach.

Its efforts focus mainly on increasing the involvement of line managers in Prevention, Health and Safety efforts and raising awareness about the risks faced by operators in the businesses through: managerial safety visits, implementation of processes for immediately reporting occupational accidents and serious incidents, involving operational management in accident analysis, employee training and awareness (in 2013, nearly 59% of employees participated in safety training), internal communications actions, managing psychosocial risks, structuring regulatory compliance and audit processes, management of major risks and monitoring results.

It is also expected that suppliers will take the required steps to guarantee the health, safety and wellness of their employees. For outsourced activities, a prior analysis of risks is performed in order to contractually define the prevention measures to be applied by all subcontractors.

Innovative local practices in the area of health and safety at work have also been identified and shared across our Group. Two of these were recognized with “Social Innovation Awards” (see “Diversity, equal opportunity, and the avoidance of discrimination—An instrument of corporate culture and social cohesion” below), thus underscoring the full integration of the safety dimension in our Human Resources policy.

A reinforced international security policy

We are especially concerned with monitoring employees who are on temporary or permanent international assignment, and especially in areas that present a high level of security risk.

To ensure the earliest possible detection of any deterioration in security, our Security Department continually monitors and analyzes the situation in “at-risk” regions and countries. This monitoring process also contributes to the preparation of a monthly risk mapping of these countries, which is distributed to all Group employees so as to inform them of each country’s current security profile.

Our Security Department evaluates authorization requests for travel to the countries considered most sensitive on a case-by-case basis and always issues recommendations specific to the type of assignment to be carried out by employees, based on their position in our Group and their destination. In 2013, more than 1,600 assignments received individual attention.

For the most sensitive countries, security plans are drawn up in order to provide the means to respond to possible deterioration in the security context. These plans, which are regularly updated, indicate the specific security measures put in place in each country as well as the organization and measures that will need to be implemented in the event of a crisis.

Security assistance provided to employees also involves raising their awareness and offering training about security risks, the rules of conduct, and the prevention and protection principles to adopt in high-risk countries. In order to effectively reach the largest number of employees, an e-learning module for our Group was developed in 2013 by the Security Department and the Veolia Environnement Campus, which is mandatory for all employees traveling to these regions. Face-to-face training sessions are also provided for employees who travel most frequently to high-risk regions.

The Corporate International Volunteers (VIE) guided by the Human Resources departments of each business line, are systematically briefed on security issues. The Security Department also supports the Veolia Environnement Foundation in training voluntary staff for emergency assignments.

Employment, Mobility and Training Policies

The role of the Human Resources Development and Career Management Department is to define and promote our Group’s policies relating to mobility, career management, and talent identification and management at all of our establishments.

Organized by region and by function, its dual ambition is to respond to the skills requirements communicated by our activities and to offer career opportunities to our employees.

In the context of our current transformation, the priority given to internal mobility is clearly stated. Its implementation relies on the following processes and tools:

•

our Group’s Careers portal, where all of our Group’s job openings are listed;

•

annual performance appraisal interviews, used throughout our Group to define the conditions necessary for the development of skills;

•

collective manager assessments, in particular by way of the method known as ECHOS, based on peer reviews of people, organizations and structures. Findings from these sessions are used to provide a better fit between resources and needs in all of our activities. They also facilitate the identification of high-potential talent, in order to provide these individuals with the means to pursue their professional development within our Group;

•

access to international talent pools via the Pangeo program enables the integration of Corporate International Volunteers.

With respect to our operations in France, the employment policy continues to be affected by our sweeping reorganization and requires continuing efforts to optimize controlled hiring processes, as solidarity within our Group is essential.

Work/Study

Our Executive Management has made work/study one of the centerpieces of our hiring policy, considering it an excellent way to equip employees with the necessary skills to work in our businesses.

This policy is implemented in particular through our Campus network and training centers, and through a growing number of partnerships with local employment and training entities. We proactively reach out to the general public and local employment and training partners to raise awareness of environmental activities and services and to facilitate the recruitment of candidates for local jobs, including those with no prior experience.

Relations with schools and partnerships

Mobilizing the resources we need today and tomorrow, in terms of both quantity and quality, remains a priority: we reaffirm our presence through events focused on environment-related businesses, job and work/study fairs, and forums in schools and universities.

We are continually developing and expanding its many academic, educational, institutional and research partnerships with professionals in training, counseling, employment and higher education.

Training

Our main training challenges are:

•

continuously adapting skills to increasingly complex activities so as to better serve our customers and maximize its competitive advantage;

•

anticipating change through training in new technologies; and

•

promoting career development.

To address these challenges, our training policy focuses on three objectives:

•

developing employee skills in all businesses;

•

supporting our commercial development and performance;

•

contributing to the development of the corporate culture.

These objectives are embodied by four guiding principles:

•

Training for all: the training policy is open to all employees from the time they are hired and throughout their career with our Company. In 2013, almost 500,000 training courses took place. Their purpose is to develop individual skills through recognized courses that lead to certifications and accreditations, job mobility and career development. Over 87% of training efforts are aimed at operators and technicians to promote the development of the less-qualified staff as well.

We also offer our managers specific courses for training and professional development. These offerings include in particular a program for managers focusing on the development of managerial skills, openness to a changing world and its impact on our current and future activities, and the ability to promote the values of corporate social responsibility.

•

Recognized training: we offer recognized degree courses to accord full importance to skills recognition. The aim is to motivate employees, increase their employability and enable them to acquire measurable skills and develop an understanding of the task, which is a key competitive asset in a service business. For more than 20 years, this aim has been embodied by the creation of diploma programs dedicated to our activities, at all levels of training offered in the Campus network. The French network offers 11 CAP-level (certificate of professional aptitude) certificates and diplomas, 9 BAC-level (Baccalaureat) certificates and diplomas, 3 BTS (advanced vocational) diplomas, 2 Licences Professionnelles (vocational bachelor degrees) and 1 master’s degree.

•

Veolia trains Veolia: we are both the main actor and the director of our training policy. Two-thirds of training hours provided by the Campus network and our training centers are led by our employees. Striking a balance between permanent trainers and ad hoc contributors from within our companies ensures the content’s relevance and enhances cohesion.

•

The Campus network and partnerships: through an active partnership policy, we have created a skills development platform with a global reach. Veolia Environnement’s Campus network and training centers are located in 11 countries. Established in 1994, this network now totals 20 centers – including six in France – covering two-thirds of our operating territories and offering 2,300 training programs. The range of programs was developed through input by the corporate and business training departments and the local operational units. In this way, we guarantee a permanent fit between the reality of our businesses and what is happening in the field. In 2013, this training was delivered by 119 permanent trainers and 382 contributors.

At the same time, we implement an internal methodology focusing on skills development. Professional committees are set up to analyze the technical, technological, organizational and functional developments for each business, projected over three years. They help to define our multi-year training priorities and build the training programs offered by the Campus network.

In France, we signed an agreement with all trade unions in 2004, and again in 2011, on employee skills development and professionalization. Under this agreement, skills development contracts have been offered to employees to enable them to create professional development plans supported by degree or certificate training programs funded by the company. In addition, a portion of training funds representing 0.3% of payroll is set aside each year to fund skills development contracts and all projects aimed at employee professionalization.

The following table sets forth information with respect to participation in our training programs in 2011, 2012 and 2013.

	Total 2011		Total 2012		Total 2013
Training	World	France	World	France	World	France
Total number of people taking part in training programs	541,020	102,213	487,810	93,416	497,405	88,497
Of which managerial staff	13.4%	16.9%	14.1%	17.2%	13%	17%
Of which non-managerial staff	86.6%	83.1%	85.9%	82.8%	87%	83%
Men	75.9%	82.6%	78.4%	84.7%	75%	84%
Women	24.1%	17.4%	21.6%	15.3%	25%	16%
Number of employees having taken at least one training course	74.2%	73.3%	73.3%	67.9%	76%	65%
Average duration of training programs	8.54	12.36	7.77	12.17	6.94	12.35
Number of hours of training effectively given	4,621,443	1,263,590	3,791,844	1,136,458	3,450,928	1,092,994

For France, individual training entitlements are included and time off for individual training are excluded as well as apprenticeship training times.

Diversity, equal opportunity, and the avoidance of discrimination

Commitment to diversity – Equal opportunity

Since June 12, 2003, when we joined the United Nations Global Compact, we have supported and promoted our principles in our sphere of influence, particularly the protection of international law on human rights, the recognition of collective bargaining rights, and eliminating discrimination in employment and occupations.

Respect for these fundamental rights fits naturally into our overall Human Resources policy, which promotes diversity of experience and backgrounds as a source of innovation and performance for customers, employees and for the territories where we conduct our activities.

An instrument of corporate culture and social cohesion

Fully engaged in its transformation plan and in improving its performance, we have reaffirmed our commitment to diversity and equal opportunity as instruments of corporate culture and social cohesion.

Four global priorities have been identified in this context:

•

encouraging diversity in jobs: promoting access for women to traditionally “male” occupations and to leadership positions;

•

optimizing the continued employment of older workers and the transfer of knowledge through tutoring and mentoring;

•

making it easier for people with disabilities to perform their daily duties; and

•

promoting integration through a work/study policy.

To tangibly measure the progress of this policy, five global indicators have been defined for the next three years by our Human Resources Department, with targets established for each entity:

•

Gender equality: commit to rates for women’s employment and access to leadership posts; target of 15% women executives and 20% women board members by the end of 2014;

•

Older workers: commit to an employment rate for workers over 55;

•

Persons with disabilities: commit to an employment rate;

•

Efforts to integrate youth: commit to a professional integration rate. Following the signing of the agreement relating to the contrat de génération (generation contract), a measure recently introduced by the French government in particular to promote permanent employment of young people under the age of 26, the announced target is that 11% of total new permanent hires be young people (no more than 30 years of age) under generation contracts.

•

Training: target of 60% of managers educated or trained in the fight against discrimination by late 2013 and 100%  by 2015.

To implement these commitments, a global action plan, “Diversity and Equal Opportunity 2012-2015” has been developed, based on three pillars:

•

equal treatment to ensure non-discriminatory access to employment, career development and skills management;

•

everyday management of diversity, which is respectful of differences to improve management practices;

•

corporate standards specific to us by implementing the principles of the UN Global Compact, signed in 2003, to ensure equal opportunity.

Our commitments have already resulted in the granting and renewal of Diversity certification, the signing of the Diversity Charter in France, the consolidation of human resources processes, and the involvement of employee representatives.

We signed an agreement on gender equality with the French minister for Women’s Rights on April 9, 2013 and an agreement on the French generation contract with trade unions in December 2013.

Veolia Propreté has signed the French parenthood charter.

Internationally, such agreements incorporate the legal and regulatory framework of each country relating to equal opportunity and the avoidance of discrimination. We signed an agreement to renew our European Works Council, with the aim of promoting diversity, and particularly the representation of women in the forum for European dialogue.

In 2013, Dalkia in the Czech Republic was awarded silver accreditation as a result of its most recent recertification under the Investor in People standard, which it first obtained in 2008.

In the area of employee training, diversity is an important part of the JIVE manager orientation program serving 600 managers each year, from the presentation of the issues involved in this orientation program to the discussions pursued with our Executive Management teams.

This year, the recipients of Veolia Environnement’s Social Innovation Awards included:

•

Veolia Propreté in Germany for its project “Fostering a Working Environment Open to Parenthood”, whose objective is to reconcile the needs of a workplace with the constraints of a place suitable for access by children under ten years of age;

•

Proactiva Brasil for its project “Employability Pledge in Favor of the Disabled”, involving training as well as skills and basic knowledge validation and having trained 347 people with disabilities, 297 of whom obtained a professional certification;

•

Veolia Eau in Japan, for its project “Promoting Female Talent: An Action Plan for Japan”, involving the active hiring of women engineers, offering them specific forms of assistance to encourage their professional development within the company. Women accounted for 30% of employees having been offered a promotion whereas they represented only 20% of total staff.

Policy control and management

The overall policy is managed by a committee chaired by the Director of Human Resources, the heads of Human Resources for our main operating countries, Directors, the Diversity Director, representatives of corporate departments involved in the processes, and diversity officers. Meeting twice a year, the Committee implements the policy set by our Executive Committee, defines the communications plan, analyzes indicators and monitors results and reports to the Chairman on the areas for improvement.

In order to directly involve all decision-makers in the success of the diversity policy, an annual diversity review is submitted respectively to the Human Resources Committee, our French Works Council and our Executive Committee. This report is presented to the labor and management partners.

In addition, once a year, in compliance with the law of January 27, 2011, the Board of Directors prepares a report on professional equality between men and women. This document allows our Directors to review the policy and performance indicators on equal opportunity.

A recognized commitment

Certifications granted in 2013 include the renewal of the Diversity Seal of Approval awarded by Afnor to Compagnie Générale des Eaux. In China, Veolia Water rolled out its Charter on Gender Equality; in the United Kingdom, Veolia Propreté was included in the Financial Times’ list of “Responsible Businesses”; and, in Germany, OEWA recently had its certification renewed on work/life balance.

Long-term partnerships

We are also a partner and/or member of various organizations that promote diversity:

•

as a member of the French Association of Diversity Managers (AFMD) Committee on “Job retention and career management for people with disabilities”, we contributed to the development of the guide, “How to manage the employment of people with disabilities”;

•

we are an active member of the Club of Certified Companies within ANDRH, the French national association of Human Resources professionals, and as such participates in working groups on this certification;

•

in 2013, we entered into a commitment with AFEP and more than 60 other major French corporations to invest in the training and employment of young people on a long-term basis.

Supporting the most vulnerable employees

In 2009, an Active Solidarity Plan was launched in France in consultation with our French Works Council to support the most vulnerable employees in a difficult economic context. This led to the launch of “Allô Solidarité”, an employee counseling and support system in France set up with the help of an external partner.

Today, thousands of Group employees have access to a telephone platform that allows them to speak with professionals about the social challenges they face.

In 2013, over one hundred calls were received each month, mainly about housing and financial issues.

The partnership with the “Vivons Solidaires” association, which has been in place since September 2010, helps to tackle social emergencies. The association receives many requests for assistance with emergency housing and food donations. Union organizations are involved with the board of directors and management of this association.

These actions reflect the commitment of our Executive Management and employees to be proponents in the field of respecting fundamental rights and local regulations, and especially of diversity and equal opportunity in all businesses and across all territories.

Workforce cohesion and labor-management relations

Constructive dialogue with its employees has always been a central element of our human resources policy. It strengthens cohesion within the workforce, contributes to the implementation of our Human Resources policy, and is a major factor in our economic and social performance.

Strengthening the quality and the development of labor-management relations

We ensure that dialogue with employee representatives is properly carried out at all levels:

•

at the company or establishment level, a natural place for negotiations on many issues that impact employees’ daily lives. More than 1,200 collective bargaining agreements signed at the level of business units and establishments supplement the directives and agreements signed by our Group;

•

at the country level, which includes the formal structures for consultation and dialogue that handle all national issues;

•

at the European level with the trade unions and in other business-related forums; and

•

at the Group level in the corporate offices and with our Group’s French and European works councils.

In October 2010, we renegotiated the agreement of October 2005 which established our European Works Council. The aim was to modernize and strengthen this council’s procedures and operation and to improve dialogue with employee representatives in Europe. This update focused mainly on:

•

aligning the initial agreement with new European employment directives;

•

developing a dialogue with European unions through new provisions on the composition, training and informing of our European Works Council;

•

strengthening dialogue with employee representatives in each country, in addition to our European Works Council, in order to facilitate discussions and information-sharing on employment policies in each country.

Our European Works Council represents two-thirds of our employees.

The collective bargaining agreement signed by our Group in France in 2010 on the quality of labor-management relations as well as the commitments made under the agreement signed with our Group’s European works council are evidence of the ambition on the part of our Executive Management to structure relations of superior quality with employee representatives and thus contribute to our actions on behalf of all of our employees.

The collective bargaining agreement on the quality of labor-management relations, signed in February 2010 by our Executive Management and all French employee representatives, covers nearly one-third of our employees. This agreement very clearly defines and strengthens the roles and responsibilities of all partners recognized and valued in this way.

The certification training program launched in May 2011 for labor and management partners at the corporate level, developed in partnership with IEP Paris and the Dialogues association, reflects our strong interest in maintaining high-quality relations with those bodies. This was part of a study led jointly with the unions on union careers. The training provides for the skills development of trade union representatives who are thus recognized and supported in their work. In 2013–2014, the second group of employee representatives will complete this training.

Under the 2010 agreement, union seminars were set up by each organization in order to improve their structure and define their priorities. By systematically participating in these union seminars, which are held each year, our management actively listens to its partners and maintains a dialogue on the major themes of its employment policy. Discussions on corporate social responsibility, initiated in 2011 by our Group European Works Council and management, were continued in 2012.

Discussions on corporate social responsibility, initiated in 2011 by our Group’s European works council and management, were continued in 2013.

Finally, in the spirit of training specially for French representatives, a program was implemented for officers, and then members, of our Group’s European works council, confirming our desire to strengthen labor-management relations at European level. Designed with the officers of our Group European Works Council and Astrée, a non-profit labor advocacy group, this program focuses on the issues of labor-management relations and interculturalism within our European Works Council.

We formalize these commitments in Group-wide agreements signed with trade union and employee representatives:

An agreement on the pro-active management of jobs and skills (GPEC) was signed on February 3, 2011 in order to anticipate changes in our business related to our strategy, to facilitate and support professional development, and to offer the most relevant training programs. In late 2011, in a challenging economy, we, along with labor and management partners, decided by common accord to redefine the agreement’s priorities for 2012, refocusing on the changes in our business that come with our transformation.

In addition, the French agreement on the “prevention of occupational hazards, workplace health and safety”, signed in 2008 for a three-year term, was amended and renewed by labor and management partners. The amendment formalizes the commitment shared by all to prioritize employee health and safety and prevent accidents within our Group.

A letter of commitment was also signed with our Group’s European works council on “Prevention, Health and Safety” (see “Prevention, health and safety in the workplace—Consultation and steering structures” above).

In France, the works council focused on the prevention of skills gaps, with the support of ANACT, the French national agency for improved working conditions, by launching occupational studies within each business line.

We also signed an agreement in December 2012 setting up a group retirement savings plan (PERCO).

In addition, negotiations on the subject of the French generation contract were pursued at Group level in France and resulted in the signing of an agreement on December 2, 2013.

Involving trade union and employee representatives in our transformation

In line with our commitments and to ensure the transparency and fluidity of communications with labor and management partners as changes occur in our Group, the representative bodies at all levels have been regularly informed at Group European and French Works Council meetings about plans that could impact the employees’ future. This mainly involves reorganization and divestiture projects (our Group’s reorganization by region, its withdrawal from the Transportation business, the redistribution of Dalkia, etc.).

In this time of transformation, developing and structuring communication with employees are all the more crucial as these efforts strengthen employee relations and ensure that our workforce-related and social responsibility commitments are upheld in a difficult economic context. Supporting employees during this change underlines our desire to ensure their employability and promote internal mobility.

Promoting social initiatives:

Our Human Resources Department is committed to developing innovative field practices with regard to local contexts. Our policy aimed at promoting social solidarity initiatives brings all Group companies together to recognize and reward local teams. In 2013, achievements in this area were recognized with Social Innovation Awards, handed out to highlight initiatives that promote solidarity, social equity, employability, and prevention, health and safety. Our Executive Management plans to stage these awards on a regular basis in our Group to drive forward an active policy of sharing human resources practices among all of our entities.

A consistent and competitive compensation policy

We apply a global compensation policy, which is consistent with our results and accounts for the following components: wages, social security and employee savings. This policy is based on the following principles:

•

guaranteeing competitive fixed and variable compensation;

•

offering fair compensation in line with the practices of the local markets on which we are present, which incorporates and recognizes the efforts made by each individual;

•

harmonizing the bases and methods for the calculation of the variable components of executive compensation across our Group, in order to ensure uniform practices within geographic regions, while respecting cultural differences and remaining in line with the legal environment;

•

optimizing coverage of healthcare and insurance costs in the main countries where we operate, in an effort to manage risks separately, and to improve consistency in the choice of local partners (brokers, insurers, etc.);

•

minimizing the risk associated with the existing systems for paying entitlements or pensions in the various countries in which we do business;

•

in France, harmonizing existing local employee savings plans by gradually moving them toward Group-level plans (overhaul of our savings plan and negotiation of a Group retirement savings plan).

Longer life expectancies, rising medical costs and increasing retirements make managing the solvency of social security schemes increasingly strategic. In some countries, following the abandonment of public social security systems, economic stakeholders seek to provide health, benefit and pension cover for their employees. Due to our international scope, we must take these factors into account and ensure that we:

•

comply with local legislation and, wherever possible, implements complementary social security systems in order to guarantee fair coverage for all of our employees;

•

ensure the appropriate management of our Company by seeking to manage the costs associated with benefit obligations that fall within the scope of IAS 19;

•

fund our plans through employer and employee co-investment, so that each party assumes responsibility.

Our benefit obligations represented €1.5 billion as of December 31, 2013, a decrease of €35 million year-on-year. This reduction is mainly due to the closure of pension plans for senior executives in France (an impact of €40 million), a decline offset by other changes, including the normal cost of plans (cost of benefits plus the net interest expense minus benefits paid), effects of exchange rate fluctuations, as well as other reductions and settlements.

These obligations consist mainly of defined-benefits retirement plans (60%) and retirement bonuses (33%). Other liabilities consist primarily of long-service awards, healthcare coverage for retirees and other long-term benefits (time deposit accounts, early retirement benefits in Germany).

Obligations are covered by plan assets in the amount of €0.8 billion.

Share Subscription and Purchase Options

The Company did not grant any stock options or free shares in 2013.

Company Policy for the 2013 Fiscal Year

The Board of Directors at its meeting on March 11, 2014, and following recommendations made by the Nominations and Compensation Committee, laid down the Company’s general policy with regard to incentive arrangements for our executives and managers in 2014. Within this context, the Board of Directors decided against granting stock options or free shares in 2014 and to set up an employee savings plan specifically for our senior executives (see “—Share Ownership — Implementation of a Management Incentive Plan (MIP) in 2014” below).

In view of these recommendations, the authorization given by the General Shareholders’ Meeting on May 7, 2010 with a view to granting to employees of the Company and its affiliated companies stock subscription or purchase options, without discount, for a period of 26 months, representing up to 1% of the share capital as at the allocation decision date (half of which was used during the last issue – stock options plan decided by the Board of Director’s meeting on September 28, 2010), ended on July 7, 2012. The General Shareholders’ Meeting to be held on April 24, 2014 will not be asked to vote on a new resolution for granting stock options.

Overview of stock option plans as of the year ended December 31, 2013

As a result of the capital increase recorded on July 10, 2007, and in order to preserve the rights of the holders of stock options, the exercise parity of the options was adjusted pursuant to Article L. 225-181 of the French Commercial Code. These adjustments entered into force on July 11, 2007.

	SUBSCRIPTION OPTIONS	SUBSCRIPTION OPTIONS	SUBSCRIPTION OPTIONS
	Plan No. 8	Plan No. 7	PLAN No. 6
Meeting date	5/7/2010	5/11/2006	5/12/2005
Date of Board meeting	9/28/2010	7/17/2007	3/28/2006
Total number of options initially granted	2,462,800	2,490,400	4,044,900
Of which total number of options granted to corporate officers	0	110,000	150,000
Number of corporate officers initially concerned	0	1	1
Number of employees initially concerned	1,221	557	1,378
Exercise start date	9/29/2014	7/18/2011	3/29/2010
Expiration date	9/28/2018	7/17/2015	3/28/2014
Exercise price(*)	€22.50	€57.05	€44.03
Number of options exercised as of December 31, 2013	0	0	1,300
Total number of shares that could be subscribed or purchased as of December 31, 2013(**)	0(***)	537,950	2,949,147

(*)

Adjusted, where necessary, to take into account transactions affecting our share capital.

(**)

After application of legal adjustments and the plan performance conditions, after taking into account options exercised and any changes in the situation of the beneficiaries since each plan was set up.

(***)

Except in the case of a public offer on the Company’s shares, in which case the 2,127,400 stock options of Plan No. 8 would become exercisable.

A stock purchase option Plan No. 1 was implemented pursuant to a Management Board decision on June 23, 2000. This plan expired on June 23, 2008. At the maturity date, a total of 457,962 shares had been vested by Group executives and employees under this plan.

Plan No. 2 was set up on February 8, 2001, also pursuant to a Management Board decision. This plan expired on February 8, 2009. At the maturity date, 1,989,853 shares had been subscribed by Group executives and employees under this plan.

Plan No. 3 was set up on January 28, 2002, also pursuant to a Management Board decision. This plan expired on January 28, 2010. At the maturity date, 2,385,941 shares had been subscribed by Group executives and employees under this plan.

Plan No. 4 was set up on March 24, 2003, also pursuant to a Management Board decision. This plan expired on March 24, 2011. At the maturity date, 3,253,370 shares had been subscribed by Group executives and employees under this plan.

Plan No. 5 was set up on December 24, 2004, also pursuant to a Management Board decision. This plan expired on December 24, 2012. At the maturity date, 244,491 shares had been subscribed by Group executives and employees under this plan.

Options Awarded to the Chairman and Chief Executive Officer and Exercised in 2013

Mr. Frérot’s options in force as of December 31, 2013 represented 0.01% of the Company’s potential share capital at this date. The exercise prices at this same date for these options were all higher than the stock market price for our shares. Mr. Frérot has not received any free shares. Our Chairman and Chief Executive Officer was not awarded any share subscription or purchase options in 2013 and he did not exercise any options or receive any bonus shares in 2013.

The following table shows the share subscription options held by Mr. Antoine Frérot, Chairman and Chief Executive Officer of the Company as of December 31, 2013.

Plan number and date	Exercise price (in €)	Maturity date	Number of options initially allocated	Number of shares remaining under option
Plan No. 1 – 2000	31.41	Expired (6/24/2008)	40,000	0
Plan No. 2 – 2001	40.59	Expired (2/8/2009)	41,600	0
Plan No. 3 – 2002	36.65	Expired (1/28/2010)	45,000	0
Plan No. 4 – 2003	22.14	Expired (3/24/2011)	70,000	0
Plan No. 5 – 2004	24.32	Expired (12/24/2012)	40,000	0
Plan No. 6 – 2006	44.03	3/28/2014	60,000	60,982
Plan No. 7 – 2007	57.05	7/17/2015	40,000	0
TOTAL			336,600	60,982

SHARE OWNERSHIP

To the best of our knowledge, members of the Board of Directors, including the non-voting member, held a total of 81,503,306 of our shares as of December 31, 2013, representing approximately 15% of the our share capital as of that date. The table below details the numbers of our shares held individually by each of our Directors and our non-voting Board member:

	Number of shares held as of 12/31/2013	Number of shares held as of 12/31/2012
Antoine Frérot	12,047	11,449
Louis Schweitzer	11,132	5,828
Jacques Achenbroich	2,104	2,000
Maryse Aulagnon	1,000	1,000
Daniel Bouton	3,065	3,065
Caisse des Dépôts et Consignations, represented by Olivier Mareuse	48,570,712	48,570,712
Pierre-André de Chalendar	750	750
Marion Guillou	750	0(*)
Paul-Louis Girardot	1,168	1,110
Groupama SA, represented by Georges Ralli	1,549	1,549
Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard	32,888,732	32,888,732
Philippe Kourilsky(1)	N/A	750
Serge Michel	3,094	3,094
Baudouin Prot	1,687	1,687
Qatari Diar Real Estate Investment Company, represented by Khaled Mohamed Ebrahim Al Sayed(2)	750	750
Nathalie Rachou	793	750
Paolo Scaroni	916	866
Thierry Dassault (censeur)	3,057	3,057
TOTAL	81,503,306	81,495,600

N/A: not applicable

(1)

The term of office of Philippe Kourilsky, which expired at the close of the Shareholders’ Meeting of May 14, 2013, was not renewed.

(2)

 In a letter of September 8, 2013, Qatari Diar Real Estate Investment Company informed us of the change in its representative, Mr. Khaled Mohamed Ebrahim Al Sayed having replaced Mr. Mohd Alhamadi.

(*)

On March 8, 2013, Marion Guillou acquired 750 shares in the Company in line with the provisions of Article 11 of our bylaws.

The table below details transactions involving our securities made over the 2013 fiscal year by the Directors of our Company. To the best of our knowledge, no other declaration has been made of transactions involving the purchase or sale of our securities by Directors or any person with close personal links to them over the 2013 fiscal year:

Name of director	Financial instrument	Type of transaction	Transaction date	Unit price (in €)	Total transaction amount (in €)
Marion Guillou	Shares	Purchase	March 8, 2013	10.67	8,002.50
Groupe Industriel Marcel Dassault	Shares	Sale	June 12, 2013	9.362	2,874,134
Groupe Industriel Marcel Dassault	Shares	Purchase	June 14, 2013	8.51	1,131,217.2
Groupe Industriel Marcel Dassault	Shares	Dividend in shares	June 14, 2013	8.51	21,890,885.72
Groupe Industriel Marcel Dassault	Shares	Sale	June 14, 2013	9.3022	3,255,770
Antoine Frérot	Shares	Subscription	June 14, 2013	8.51	5,088.98
Paul-Louis Girardot	Shares	Subscription	June 14, 2013	8.51	493.58
Louis Schweitzer	Shares	Subscription	June 14, 2013	8.51	2,587.04
Paolo Scaroni	Shares	Subscription	June 14, 2013	8.51	425.5
Caisse des Dépôts et Consignations	Shares	Dividend in shares	June 14, 2013	8.51	26,578,159.68
Caisse des Dépôts et Consignations	Shares	Sale	June 14, 2013	8.51	26,578,159.68
Nathalie Rachou	Shares	Purchase	June 14, 2013	8.51	365.93
Groupe Industriel Marcel Dassault	Shares	Sale	June 19, 2013	9.408	7,800,502.08
Groupe Industriel Marcel Dassault	Shares	Sale	June 25, 2013	8.7885	2,636,550
Groupe Industriel Marcel Dassault	Shares	Sale	June 28, 2013	8.803	3,175,470.98
Groupe Industriel Marcel Dassault	Shares	Sale	July 3, 2013	8.7462	2,738,846.29
Groupe Industriel Marcel Dassault	Shares	Sale	July 5, 2013	8.6275	2,116,256.73
Louis Schweitzer	Shares	Purchase	August 30, 2013	11.655	58,275

Transactions in Our Shares by Executive Committee Members

The table below details transactions in our shares by Executive Committee members in 2013. To the best of our knowledge, no other declaration has been made of transactions involving the purchase or sale of our securities by these people or any person with close personal links to them during the 2013 fiscal year:

Name of director	Financial instrument	Type of transaction	Transaction date	Unit price (in €)	Total transaction amount (in €)
Antoine Frérot	Shares	Subscription	June 14, 2013	8.51	5,088.98

Stock Option Plans for 2011, 2012, and 2013

The authorization to award share subscription or purchase options granted by the General Shareholders’ Meeting of May 7, 2010, which was valid until July 7, 2012, was not used during the 2012 fiscal year. The Board of Directors at its meeting on March 14, 2013, and following recommendations made by the Nominations and Compensation Committee, laid down our general human resources policy with regard to arrangements for motivating our managers and senior managers in 2013. Within this context, the Board of Directors decided against the allocation of stock options or bonus shares in 2013.

In view of these recommendations, the authorization given by the General Shareholders’ Meeting on May 7, 2010 with a view to granting to employees of our Company and its affiliated companies share subscription or purchase options, without discount, for a period of 26 months, representing up to 1% of the share capital as at the allocation decision date (half of which was used during the last issue – stock options plan decided by the Board of Director’s meeting on September 28, 2010), ended on July 7, 2012. After this, the General Shareholders’ Meeting held on May 14, 2013 was not asked to vote on a new resolution with a view to granting stock options. Similarly, the General Shareholders’ Meeting to be held on April 24, 2014 will not be asked to vote on a new resolution for granting stock options.

Employee Profit-Sharing

Optional and Mandatory Profit-Sharing Contracts

Given the nature of our business, we are unable to allocate funds to the mandatory profit-sharing reserve, and have not therefore entered into any mandatory profit-sharing agreement. An optional profit-sharing agreement applies to all our employees. The terms of this agreement aim to give employees a vested interest in our and our Company’s performance. Four indicators have therefore been defined for the 2011-2013 period: a financial indicator, a second indicator related to our overall performance in terms of work place health and safety levels, a third indicator accounting for our progress in environmental results and a final, local indicator, linked to changes in energy consumption at the headquarters.

In general, we favor expanding optional profit-sharing schemes in order to give employees a vested interest in the performance of the division to which they are assigned, on the basis of criteria tailored specifically to the business in question.

In 2013, we focused on the roll-out to nearly all of our entities of investment processes for profit-sharing and incentive amounts in our employee savings and retirement savings plans. Another new addition was the introduction of an investment mechanism for paid leave within our employee retirement savings plan.

Employee Share Ownership Policy

Following the launch in 2012 of the project for the harmonization of all of our Group employee savings plans, the amount of €100 million was transferred as of December 31, 2013 from all multi-company or dedicated funds and from the various local employee savings plans to our Group savings plan, corresponding to 28,000 opened accounts.

Since 2002, our employees have been able to invest in various instruments in our Savings Plan (GSP), including diversified funds and funds invested in our shares. Following a first capital increase in 2002 reserved exclusively for French employees, we decided in 2004 to offer our employees domiciled abroad the possibility of acquiring shares in the Company during reserved capital increases. The plan was progressively rolled out internationally (it has covered up to 29 countries, including France, all mechanisms combined).

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

Around 35,500 of our employees (excluding Transdev) now hold our shares and, as of the filing date of this annual report on Form 20-F, they hold approximately 1.23% of our share capital. In total, approximately 74,822 accounts have been opened in our Group Savings Plan, not including holders of profit-sharing investment accounts.

Group Retirement Savings Plan

To supplement our employee savings plan and as part of an agreement with our unions and employee representatives, we now offers a Group retirement savings plan (“PERCO G”) to allow any employee who so wishes to prepare for retirement under advantageous terms in terms of tax savings and social security contributions. This plan includes employer matching and, combined with our savings plan, aims to encourage even the smallest employee contributions.

In 2013, 13,378 employees invested in our retirement savings plan, representing a total investment amount of €7,511,691, including the employer’s contribution.

Implementation of a Management Incentive Plan (MIP) in 2014

The implementation of a motivation and loyalty-building system is planned for 2014, entitled the “Management Incentive Plan”, for our 300 top executives (including the executive corporate officer). This deferred compensation (4 years) arrangement is based on a joint investment approach with the executive's personal investment in our shares with leverage funded by our Group (in particular through our performance share program). The initial investment made by the executive will result in a limited warranty representing 80% of the value of the investment. This investment may not fall below a €5,000 minimum or exceed 3 months of gross salary (base salary + bonus).

The leverage is linked to the achievement of performance criteria (adjusted net income attributable to owners of the Company per share). The plan will include a rule on exercising share purchase options based on three installments of one-third each, exercisable in 2016, 2017 and 2018, provided the performance criteria are achieved, it being understood that the final vesting will not occur until the end of the program, i.e. in 2018.

The Chairman and CEO will be eligible for this plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The table below shows the number of shares and the corresponding percentages of share capital and voting rights held as of December 31, 2013 by our principal known shareholders.

Each of our shares entitles its holder to one vote. There are no shares with double voting rights or non-voting shares (however, the voting rights of treasury shares are not counted).

To the Company’s knowledge, as of December 31, 2013 and the date of this annual report on Form 20-F, no shareholder other than those listed in the table below directly or indirectly held approximately 4% or more of our share capital or voting rights.

Shareholders on December 31, 2013	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights(***)
Caisse des Dépôts(1)	48,570,712	8.85	48,570,712	48,570,712
Groupe Industriel Marcel Dassault – GIMD(2)	32,888,732	5.99	32,888,732	32,888,732
Groupe Groupama(3)	28,269,972	5.15	28,269,972	28,269,972
Velo Investissement (Qatari Diar)(4)	24,745,371	4.51	24,745,371	24,745,371
Veolia Environnement(5)	14,237,927	2.59	0(**)	0(**)
Public and other investors	400,162,984	72.90	400,162,984	400,162,984
TOTAL	548,875,708(*)	100.00	534,637,781(*)	534,637,781(*)

(*)

It must be specified that the share capital may change over the fiscal year depending on exercise of stock options.

(**)

As of December 31, 2013 and the date of this annual report on Form 20-F was filed, we held 14,237,927 treasury shares.

(***)

Percentage of voting rights as a share of actual voting rights (our treasury shares do not exercise voting rights).

(1)

According to the analysis of the Company’s shareholders as of December 31, 2013. To the best of the Company’s knowledge, the most recent declaration of threshold crossing of Caisse des Dépôts et Consignations was filed on June 15, 2009 (AMF Decision and Information No. 209C0862 dated June 15, 2009).

(2)

According to the statement of registered shareholders as of December 31, 2013 prepared by Société Générale (the account manager), and according to the analysis of the Company’s shareholders as of December 31, 2013. To the best of the Company’s knowledge, the most recent declaration of threshold crossing of Groupe Industriel Marcel Dassault (GIMD) was filed on March 11, 2010 (AMF Decision and Information No. 210C0246 dated March 15, 2010).

(3)

According to the analysis of the Company’s shareholders as of December 31, 2013. To the best of the Company’s knowledge, the most recent declaration of threshold crossing of Groupama was filed on December 30, 2004 (AMF Decision and Information No. 205C0030 dated January 7, 2005).

(4)

According to the analysis of the Company’s shareholders as of December 31, 2013. To the best of the Company’s knowledge, the most recent declaration of threshold crossing of Velo Investissement (Qatari Diar) was filed on April 15, 2010 (AMF Decision and Information No. 210C0335 dated April 16, 2010).

(5)

Treasury shares without voting rights. This figure is included in the monthly report of transactions carried out by us with respect to its own shares that was filed with the French Regulatory Authority (AMF) on March 4, 2013.

On March 12, 2010, Groupe Industriel Marcel Dassault (GIMD) reported it had acquired shares in excess of the 5% threshold of share capital and voting rights in Veolia Environnement and undertook to retain this holding for a period of five years. In consideration of this acquisition, the Board of Directors of the company, in its meeting on March 24, 2010, undertook to propose to the General Shareholders’ Meeting the nomination of one member of the Board of Directors and one observer (censeur) of the Board of Directors of our Company as long as GIMD holds more than 5% of the share capital and rights of vet in the Company.

On April 16, 2010, Veolia Environnement and the Qatari Diar fund announced the signature of an agreement aimed at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% interest in the share capital and voting rights of Veolia Environnement. This acquisition reflects our mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. The Qatari Diar fund gave us an undertaking to hold its share capital and voting rights for a period of three years. The appointment of the Qatari Diar Real Estate Investment Company as a member of the Board of Directors was approved by the Annual General Meeting of Shareholders of May 7, 2010 for a term of four years.

To our knowledge, there is no agreement between one or more of our other shareholders or any provision in a shareholders’ agreement or agreement to which we are a party that could have a material impact on our share price, and there is no shareholders’ agreement or other agreement of such nature to which any of our significant non-listed subsidiaries is a party, other than the agreements with EDF and the Caisse des dépôts et consignations, described in Notes 35 and 37.3 to our Consolidated Financial Statements contained in Item 18 of this annual Report on Form 20-F.

No third party controls Veolia Environnement and, to our knowledge, there is no agreement in existence that, if implemented, could at a subsequent date result in a change of control or takeover of the Company.

As of December 31, 2013, we estimate that non-French investors held approximately 50.7% of our Company’s shares and French investors the remaining 49.3%.

We estimate that, as of December 31, 2013, approximately 97,022,006 of our shares (representing approximately 17.7% of our share capital) were held by holders in the United States. As of December 31, 2013, 31,343,451 of our shares (representing approximately 5.7% of our share capital) were held in the form of ADRs by 189 registered ADR holders (including The Depository Trust Company). We estimate that, as of December 31, 2013 there were approximately 46,000 beneficial holders in form of ADRs in the United States.

The following table summarizes changes in our principal shareholders (that directly or indirectly have held more than 4% of our shares) over the last three fiscal years. *

	Situation on December 31, 2013			Situation on December 31, 2012			Situation on December 31, 2011
Shareholder*	Number of shares	% of share capital	% of voting rights(**)	Number of shares	% of share capital	% of voting rights(**)	Number of shares	% of share capital	% of voting rights(**)
Caisse des Dépôts	48,570,712	8.85	9.08	48,570,712	9.30	9.56	47,873,873	9.21	9.47
Groupe Industriel Marcel Dassault - GIMD	32,888,732	5.99	6.15	32,888,732	6.30	6.48	32,888,732	6.33	6.51
Groupe Groupama	28,269,972	5.15	5.28	28,322,858	5.42	5.58	29,366,758	5.65	5.81
Velo Investissement (Qatari Diar)	24,745,371	4.51	4.63	24,681,519	4.73	4.86	24,681,519	4.75	4.88
EDF	0(***)	0(***)	0(***)	22,024,918	4.22	4.34	20,577,271	3.96	4.07

(*)

Figures for Capital Group Companies have been combined to take into account the percentages of the Company’s share capital and voting rights held by all companies of that group.

(**)

The percentage of voting rights refers to the theoretical number of voting rights (the percentage of voting rights that may be exercised is identical to the theoretical percentage of voting rights).

(***)

According to the statement of registered shareholders as of December 31, 2013 prepared by Société Générale (the account manager), and according to the analysis of the Company’s shareholders as of December 31, 2013.

Changes in share ownership

•

On January 26, 2011, the Company recorded a capital increase pursuant to options exercised during the first half of 2010. After these options were exercised, 71,113 new shares with a par value of €5 each were issued, thereby increasing the Company’s nominal share capital by €355,565. Upon conclusion of this transaction, the Company’s share capital increased to €2,495,631,835, divided into 499,126,367 shares with a par value of €5 each.

•

On June 15, 2011, the Company recorded a capital increase for cash for a total amount of €383,465,301.04, which was carried out in order to pay a dividend in shares in accordance with the fifth resolution adopted by the Combined Shareholders’ Meeting of May 17, 2011. This transaction resulted in the issuance of 20,462,396 new shares with a par value of €5 each, i.e., an increase in the Company’s share capital of €102,311,980. Upon completion of this transaction, the Company’s share capital increased to €2,597,943,815, divided into 519,588,763 shares with a par value of €5 each.

•

On August 3, 2011, the Company recorded a capital increase pursuant to options exercised during 2011. After those options were exercised, 64,197 new shares with a par value of €5 each were issued, thereby increasing the Company’s nominal share capital by €320,985. Upon conclusion of this transaction, the Company’s share capital increased to €2,598,264,800, divided into 519,652,960 shares with a par value of €5 each.

•

On June 14, 2012, the Company certified completion of a capital increase for cash for a total amount of €24,217,195.55, which was carried out in order to pay a dividend in shares in accordance with the fifth resolution adopted by the Combined Shareholders’ Meeting of May 16, 2012. This transaction resulted in the issuance of 2,433,889 new shares with a par value of €5, a nominal increase in the share capital of €12,169,445. Upon completion of this transaction, the Company’s share capital had been increased from €2,598,264,800, divided into 519,652,960 shares, to €2,610,434,245, divided into 522,086,849 shares with a par value of €5 each.

•

On May 14, 2013, the Company certified completion of a capital increase for cash for a total amount of €227,973,190.09, issue premium included, which was carried out in order to pay a dividend in shares in accordance with the fifth resolution adopted by the Combined Shareholders’ Meeting of May 14, 2013. This transaction resulted in the issuance of 26,788,859 new shares with a par value of €5, a nominal increase in the share capital of €133,944,295. Upon completion of this transaction, the Company’s share capital had been increased from €2,610,434,245, divided into 522,086,849 shares, to €2,744,378,540, divided into 548,875,708 shares with a par value of €5 each.

RELATED PARTY TRANSACTIONS

Other than as described below, we have no “related-party transactions” within the meaning of Item 7B of Form 20-F. Caisse des dépôts et consignations (CDC) is a 9.08% shareholder in our Company and our respective companies each own a 50% shareholding stake in Transdev. On March 30, 2012, we signed an agreement to negotiate with Caisse des dépôts et consignations to transfer the 66% stake that Transdev owns in SNCM back to our Group. On October 22, 2012, we signed a new agreement to negotiate with Caisse des dépôts et consignations under which both parties would subscribe to an €800 million capital increase through the capitalization of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations would have held 60% of the share capital of Transdev and would take exclusive control of that company. Veolia Environnement would retain a 40% shareholding. The agreement also provided for asset disposals by Transdev and refinancing to repay our Company’s shareholder loan. Concomitantly to the signature of this agreement, our Company and Caisse des Dépôts et Consignations agreed to negotiate in good faith a decrease in Veolia Environnement’s stake in Transdev to 20%, through the purchase by Caisse des dépôts et consignations of Transdev shares held by our Company within a period of two years from the completion of the above transaction. This agreement specified that the sale of SNCM to our Company was a condition precedent to the refinancing and takeover of Transdev Group by CDC. As the transactions set out in the agreements of March and October 2012 could not be performed before expiry of these agreements, our Company, CDC and Transdev signed a new agreement on July 9, 2013 extending the deadline for completing these transactions to October 31, 2013. The sale of SNCM to our Company could not be completed before this date and accordingly the agreement was rendered null and void. Discussions nonetheless continue and the parties signed an agreement on December 16, 2013 extending the term of their respective loans and performing a concomitant share capital increase.

As described in Note 37 to our Consolidated Financial Statements contained in Item 18 of this annual Report on Form 20-F, on October 31, 2012, we signed a memorandum of understanding with Icade SA, a subsidiary of Caisse des dépôts et consignations (our 9.08% shareholder and partner in our Transdev activity). This agreement concerns our new Group headquarters in Aubervilliers and the terms of cooperation between the parties. As a result, this memorandum led to the signature on January 31, 2013 of two simultaneous agreements defining the terms of compensation to Icade should we withdraw from this project and the terms of a nine-year firm lease for premises to be completed. All these relations are subject to normal market terms and conditions.

Electricité de France

We granted EDF a call option covering all of our Dalkia shares in the event an EDF competitor takes control of the company. Likewise EDF granted us a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and should one of our competitors, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert. (see Note 34.1.1.2 to our Consolidated Financial Statements contained in Item 18 of this annual Report on Form 20-F.

On March 25, 2014, we signed an agreement to acquire EDF’s interest in the international activities of Dalkia, our Energy Services affiliate, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction). Starting on the closing date of this transaction, Dalkia France’s results of operations and financial condition will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method.

Soficot

Soficot is a company providing services to our Company and Group. The company’s Chairman is Serge Michel who sits on the Board of Directors of our Company. The services provided by Soficot to our Company in 2013 are assistance in determining Group’s investment and/or divestment strategy in the European Union, including assistance in selecting opportunities or targets, developing relationships with potential actors or partners that could help or participate in the development or implementation of our strategy; advising our Company in its restructuring and reorganization of activities in difficulty, in particular through the preparation of reorganization and action plan proposals; and assistance in procedures and negotiations with concerned parties, including our partners and customers (public and private). The agreement provides for payment of a fixed fee of €600,000 per year, indexed to the SYNTEC index and without any “success fees”. In addition, in 2013 Soficot provided services and assistance to Veolia Eau-compagnie générale des eaux (VE-CGE) for the Eau France zone. These services involved: (1) producing a diagnostic of the situation of Veolia Eau France and drawing up a transformation and turnaround plan for that business, (2) restructuring and optimizing all its information systems and (3) providing systems management and online document management services, in particular for the company’s contracts. Soficot was paid €1,389,000 for those services in 2013.

Lastly, in 2010, Dalkia International used the services of Soficot to help it overcome its operational problems in Italy and more generally in its southern zone. The amount invoiced under that agreement in 2013 was €1,278,543.

With the turnaround of Siram largely under way, a new, reduced agreement was signed to replace the original 2010 contract, which was terminated in July 2013. Starting from that date, and in order to ensure the continuity of the recovery efforts in place since 2010, Dalkia International entrusted Soficot with the task of providing assistance and support to the new senior management team of SIRAM by making available a part-time manager to perform the functions of non-executive Chairman of the Board of Directors of that company. The amount invoiced under this new contract in 2013 was €147,230.

Commitments with respect to joint ventures are set forth in Note 34.2 to our Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

We have disclosed certain transactions in Notes 34 and 37 to our Consolidated Financial Statements pursuant to a definition of “related-party transactions” under IFRS that is different from the definition contained in Item 7B of Form 20-F.

ITEM 8.

FINANCIAL INFORMATION

LITIGATION

We are involved from time to time in various legal proceedings in the ordinary course of our business. The most significant litigation we or our subsidiaries are involved in is described below. In addition, tax audits and disputes are described in Note 33 to the Consolidated Financial Statements contained in Item 18 in this annual report on Form 20-F.

Other than as described below, we or our subsidiaries are not involved in any other current or threatened legal, governmental or arbitration proceedings that either had or were likely to have during the past twelve months a material adverse effect on our Company or our Group’s financial position or results of operations.

The consolidated total amount that we have booked as reserves for all litigation was €233.9 million, including reserves for labor and tax litigation, and includes a large number of disputes involving individual amounts that are not significant (see note 17 to the Consolidated Financial Statements contained in Item 18 in this annual report on form 20-F). The largest reserve booked for a particular litigation, other than tax and labor litigation, in the consolidated financial statements as of December 31, 2013 was €7 million.

Water

Aquiris

Since 2001, Aquiris, our 99% subsidiary, has held a concession pursuant to which it is responsible for constructing and operating the Brussels-North wastewater treatment plant (the size of which is defined in the contract specifications as equivalent to 1,100,000 population equivalents).  As a result of extensive obstruction of the plant’s security chambers following the arrival of what it deemed to be abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant.  This suspension permitted a partial return to normal operations.

At the end of December 2009, several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services were initiated against Aquiris.  In the course of these disputes, two expert reports were produced.  The first report on the “causes” of the disruption was delivered on January 13, 2011. This report concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station.  During a September 17, 2012 hearing, the final version of the second report on the alleged environmental damage caused by the disruption was delivered. This report estimates the indemnifiable damages caused by Aquiris at €800,000. Aquiris contests both its civil liability as well as the existence of any environmental damage.  As of the date hereof, neither of these reports has given rise to follow-up proceedings seeking damages.

In addition, during the course of 2010, Aquiris filed legal proceedings before the civil court of Brussels against SBGE, the concession authority, claiming that the Brussels-North treatment plant is faced with sizing issues that are attributable to the concession authority.  Aquiris claims compensation for its losses and has requested confirmation that the significant upgrading costs that will be required should be borne by the concession authority.  Aquiris and SBGE asked a panel of experts to render a technical opinion concerning these matters.  The panel of experts delivered their “remedies” report on December 8, 2011.  The experts concluded that, when the contractual performance parameters were not satisfied, it was notably because the characteristics of the wastewater received by Aquiris did not conform to contractual specification (40% of water received did not meet specification).  They also confirmed that certain structures are too small for the installation and made a series of technical recommendations, which included a variable allocation of costs between the parties depending on the measure recommended.  Following this report, Aquiris and SBGE commenced negotiations on the final acceptance of the plant and a possible modification of the concession contract.  These negotiations have, to date, not yielded an agreement.  During this period, in order to comply with the European standards for wastewater treatment for a population of 1,290,000 population equivalents, Aquiris was forced to reduce the station’s marginal hydraulic treatment capacity during periods of heavy rain.  Furthermore, Aquiris is still facing additional operating costs.  Aquiris and SBGE conducted guaranteed performance tests at the end of 2012.  These tests resulted in a recording of Aquiris passing the performance tests, however SBGE refused to accept them conclusively due to the station’s reduced hydraulic treatment capacity during heavy rain.  Concomitantly, the court case is on-going with the next hearing set for May 12th, 2014.  SBGE counterclaimed on June 12, 2012 and on May 31, 2013 for (i) compensation from Aquiris for the damages it allegedly suffered, primarily to its reputation, as a result of the disruption of the Brussels-North treatment plant from December 8 to December 19, 2009 and (ii) restoration of the overall hydraulic treatment capacity of the plant within the 18 months of the judgment, subject to a daily fine of €10,000 per day for each day of delay.

On May 29, 2012, Aquiris brought an additional action against SBGE before the Brussels commercial court seeking payment of outstanding amounts on several annuities.  This case was to be argued on April 26, 2013. Upon agreement of the parties, the hearing was postponed until June 6, 2014, pending the judgment on the action brought by Aquiris before the civil court of Brussels against SBGE (see above).

Based on the currently available information, we believe that these proceedings will not have a material impact on our financial position or results of operations.

Lastly, on June 17, 2009, the company SA Ondernemingen Jan de Nul (“Jan de Nul”), to which Aquiris entrusted the design and construction of the Brussels-North wastewater treatment plant, filed a claim against Aquiris for compensation of the increase in metal prices that Jan de Nul was unable to recover from the Brussels Capital-Region, the grantor authority.  On December 8, 2011, the trial court ordered Aquiris to pay Jan de Nul €5 million plus legal costs and interest accrued after the date of filing (June 17, 2009).  On March 9, 2012, Aquiris appealed the trial court decision. The parties exchanged written briefs on June 2013. The date of the hearing has not yet been set, but is not expected to be before the end of 2014.

Berliner WasserbetriebeA.ö.R

The transfer to the Land of Berlin of Veolia Wasser GmbH’s entire interest in RWE-Veolia BerlinwasserBeteiligungs GmbH (“RVB”) took place on December 2, 2013.

Subsequent to the administrative investigation by the German Federal Cartels Office (the “FCO”) initiated in March 2010 against Berliner WasserbetriebeA.ö.R (“BWB”) and the FCO’s decision of June 4, 2012 enjoining BWB to decrease its average annual proceeds, BWB introduced on June 12, 2012, judicial proceedings on the merits against this decision before the Düsseldorf Court of appeals. The proceedings are pending and BWB is defending its position. In this context, Veolia Wasser GmbH was admitted to the proceedings as a third party and will maintain this position until the proceedings are completed. This status has no legal consequences for our Group.

With respect to the proceeding pending before the arbitration court initiated in April 2009 by RVB against the Land of Berlin for approval of its method of recalculation reflecting depreciation on a replacement cost basis in tariffs charged to users ("Wiederbeschaffungszeitwerte“ or “WBZW”), it is now up to RVB (now 100% owned by the Land) to make the decision to withdraw from the proceedings and from its action. We will therefore no longer be affected by this proceeding.

Finally, concerning the claim filed on March 12, 2012 before the German Federal Constitutional Court by Veolia Wasser GmbH and RVB against the law on public disclosure (“Offenlegungsgesetz”), both companies sent a letter on December 11, 2013 whereby they informed the Court of their decision to withdraw from these proceedings.

Veolia Water North America Operating Services

Atlanta

In June 2006, Veolia Water North America Operating Services, LLC (“VWNAOS”) initiated legal proceedings against the City of Atlanta (the “City”), a former municipal customer, alleging, among other things, unpaid invoices for services performed, withheld retainage, the call of a $9.5 million letter of credit, and breach of contract.  The City filed counterclaims alleging VWNAOS failed to fulfill certain of its obligations under their contract and for alleged damage to City-owned property.  After discovery, and various procedural and legal issues were addressed by the Court, trial of the matter commenced in United States District Court in Atlanta on October 4, 2010.  The case was tried before the Judge without a jury.  The last day of testimony was October 18, 2010, and the parties thereafter submitted proposed findings of fact and conclusions of law to the Judge.  Closing arguments took place on December 22, 2010.

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

On August 26, 2011, the trial court denied the motions of both parties, except that it granted the requests for prejudgment interest.  As a result, it entered an Amended Judgment in favor of VWNAOS in the net amount of $10,001,991.58. Both sides have appealed the case to the United States Court of Appeals for the 11th Circuit.  A decision was rendered in October 2013 amending the damages awarded to VWNAOS in three respects. First, the Court determined that the City had rightfully drawn on the letter of credit and that VWNAOS should not have been awarded interest on it. Consequently it reduced the net amount owed to VWNAOS by $3,804,763.62.

Second, the Court held that the City had to repay to VWNAOS the amount of bank interest earned on the proceeds of the letter of credit since the date of its drawdown. Failing so, the City would receive a double recovery (i.e., it would benefit from both the interest on the contractual damages awarded and the interest received on the proceeds of credit since drawdown in 2006).

Third, pursuant to the law of the state of Georgia, the calculation of the City’s damages requires that costs not incurred but that would have been incurred if the agreement had not been breached be taken into account. The Court noted that the City presented no evidence establishing these costs. The Court remanded to the District Court the determination of the amount not incurred by the City. Once it is determined, it will be taken into account in the calculation of the net amount of the damages owed to VWNAOS.

A hearing on the disputed issues remanded to the District Court is expected to be held in 2014. The Court’s decision will be subject to appeal.

While the outcome of this dispute cannot be determined with certainty, we do not believe its ultimate outcome will have a material adverse effect on our consolidated financial position or results of operations.

WASCO and Aqua Alliance Inc.

Several current and former indirect subsidiaries of Veolia Eau in the United States 11 are defendants in lawsuits in the United States in which the plaintiffs seek recovery for personal injuries and other damages allegedly due to exposure to asbestos, silica and other potentially hazardous substances.  With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries retain liability and in certain cases manage the defense of the lawsuits.  In addition, in certain instances, the acquirers of the former subsidiaries benefit from indemnification obligations provided by Veolia Eau or Veolia Environnement in respect of these lawsuits.  These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s current or former subsidiaries or their predecessors.  There are generally numerous other defendants, in addition to Veolia Eau’s current or former subsidiaries, which are accused of having contributed to the injuries alleged.  Reserves have been booked for the possible liability of current subsidiaries in these cases, based on the nexus between the injuries claimed and the products manufactured or sold by these subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases.  These reserves are booked at the time such liability becomes probable and can be reasonably assessed, and do not include reserves for possible liability in lawsuits that have not been initiated.

As of the date of this annual report on Form 20-F, a number of such claims have been resolved either through settlement or dismissal.  To date, none of the claims has resulted in a finding of liability.

During the ten-year period ended December 31, 2013, the average annual costs that we have incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately USD1,270,000, after reimbursements by insurance companies.  Although it is possible that these expenses may increase in the future, we currently have no reason to believe that any material increase is likely to occur, nor do we expect these claims to have a material adverse effect on our business, financial position or results of operations.

11

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

In 2009, a competitor of Elvya initiated proceedings before the administrative Court of Lyon seeking the liability of the Lyon metropolitan authority for irregularities in the competitive bid procedure and therefore claiming compensation in the amount of €7.7 million.  The Lyon metropolitan authority considers that this claim is without merit and interpleaded us, claiming that we should bear half of any potential compensation amount.  The administrative Court of Lyon informed us of this claim in September 2011.

On July 5, 2012, the Lyon administrative Court ordered the metropolitan authority to pay €6.3 million to the plaintiff and rejected the claim that our Group should bear half of any potential compensation amount.  In August 2012, the Lyon metropolitan authority lodged an appeal and applied for a stay of execution of this judgment. This stay of execution was rejected. The proceedings were carried out before the Administrative Court of Appeals and our Group was not called as guarantor again. The decision was rendered on October 17, 2013 and amended the first-instance judgment by decreasing the metropolitan authority’s sentence to a sum of €176,562.

Siram / Polare

On April 3, 2012, the Italian Energy Services company, Siram, had its premises searched as part of a preliminary investigation of the research body, Polytechnic Laboratory of Research SCaRL ("Polare"), among others. Siram had in the past solicited research services from Polare, which gave rise to research tax credits.  The criminal proceedings are still ongoing.

During the summer of 2012, Siram applied for a tax clearance procedure in respect of such research tax credits for an amount of €5.6 million.  Siram is currently considering whether to apply for a further tax clearance for an amount of €2.4 million.

Concomitantly, in August 2012, the Venice civil court issued an injunction against Siram to pay €2.8 million to Polare for allegedly unpaid receivables and interim provisional enforcement.  On August 29, 2012, Siram was granted a suspension of this provisional enforcement and counterclaimed for the repayment of substantially all of the advance payments made to Polare, which equal approximately €10 million.  A witness hearing was scheduled on May 21st, 2014.

In December of 2012, Polare filed a request for a concordato preventivo. However, the Venice court did not comply with the request of Polare’s liquidator and pronounced its bankruptcy (fallimento) in July 2013.

As a result, the proceedings resumed ex novo before the bankruptcy court; the next hearing has been scheduled for May 7, 2014.

Environmental Services

TEC

In April and May 2008, three actions were initiated against the Calabria region or the Extraordinary Commissioner of Calabria (“the Commissioner”) for payments due in relation to a concession agreement for the TEC 1 incinerator in Calabria:

•

An action by TermoEnergia Calabria (“TEC”), a 98.76% subsidiary of Veolia ServiziAmbientaliTecnitaliaS.p.a. (“VSAT”) against the Calabria region for non-payment of subsidies (“Contributo”) in the amount of €26.9 million. In February 2011, an Italian administrative court ordered the Calabria region to pay the subsidies. The decision has been appealed by the region before the Rome Supreme Court. Following a hearing held on April 24, 2012, the Rome Supreme Court dismissed the appeal of the region on October 23, 2012 and confirmed the decision of the administrative court dated February 28, 2011. The region now has to decide whether it will pay a new Contributo. If not, it must provide a clear basis for its refusal to pay.

•

An action by TEC against the Commissioner for €62.2 million in operating fees, cost reimbursement and other amounts due under the concession agreement. In July 2010, a Rome arbitration court awarded €27 million to TEC (excluding “gate fees” and statutory interest), and dismissed the counterclaims. The decision was declared enforceable by the Rome Civil Court on September 17, 2010.

•

An action by TermomeccanicaEcologiaS.p.a. (“TME”), which sold to Veolia Propreté and Veolia ServiziAmbientaliS.p.a. (“VSA”) a 75% interest in VSAT in 2007 and remained minority partner through SIEE until July 2011, in the name of TEC, against the Commissioner for payments due in respect of the construction of the TEC 1 incinerator. This action was taken over directly by TEC in July 2011. On October 11, 2010, an award of €28 million was made in favor of TEC (excluding statutory interest).

The Commissioner and the Italian State have appealed these two arbitration awards (second and third actions above) to the Rome Court of Appeals, which rejected a request for stay of execution on June 23, 2011. In December 2011, €94 million was placed in an escrow account with the Bank of Italy, representing the awards (including interest) plus an additional 50%. On July 19, 2012, the provisional payment of €65 million to TEC was authorized by the Rome civil court and effectively credited to TEC’s account on August 27, 2012 by the Bank of Italy. The appellate hearing on the merits was held on January 14, 2014, and the decision is expected no sooner than in the summer 2014.

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

In the meantime, TEC filed a request for a voluntary liquidation plan, known as a “ConcordatoPreventivo”, with a court in La Spezia on February 10, 2012, which was admitted on February 23, 2012. This procedure allows for a proposal of full payment of preferential creditors and partial payment of all other creditors (in full and final settlement).

ConcordatoPreventivo di Gruppo

Simultaneously with the admission of TEC’s ConcordatoPreventivo, some creditors of TEV and VSAT launched judicial procedures for recovery.

As a result, a request for a group voluntary liquidation plan, i.e., a “ConcordatoPreventivo di Gruppo” (“CPG”), was filed on April 18, 2012 with the La Spezia Civil Court in relation to the VSAT group, which includes TEC and TEV. On April 20, 2012, the request for CPG was admitted by the court. One of the advantages of the CPG is that it allows the procedures to be joined before a single judge, the same court appointed administrator(s) and uses a single mass of debts and receivables for all concerned entities. From the date of admission (and concomitant revocation of its ConcordatoPreventivo) onwards, TEC is part of the CPG and all legal proceedings involving the VSAT group (as detailed above) are now under the control of two court-appointed administrators.

Following the revocation of the CPG filed on April 18, 2012 consecutive to the promulgation in August 2012 of a decree-law amending the legal framework of the “ConcordatoPreventivo” (which allowed abstention of a creditor to be considered as a vote in favor of the Concordato), a new request for CPG was filed on September 17, 2012. The court admitted the CPG on December 5, 2012 and set the vote date for creditors. Following the positive vote of the creditors in favor of the CPG, such CPG was approved by the civil court of La Spezia on July 17, 2013. Several creditors filed an appeal against the decision of approval before the Genoa court of Appeals. On January 9, 2014, the Court of Appeals reversed the approval. VSAT filed on February 3, 2014 a request for ordinary revocation before the Genoa court of Appeals, grounded on the existence of a manifest material error; a first hearing was scheduled for April 8, 2014 but was postponed. The Court has not fixed any date yet.

In parallel, VSAT filed a special appeal on points of law on March 4, 2014.

On March 21, 2014, the judge of the Genoa court of Appeals rejected the request to suspend the January 9, 2014 decision filed by VSAT. This March 21, 2014 ruling is contrary to established case law and to the position of the Italian Supreme Court; it represents an isolated decision and a reversal in case law. Indeed, a special appeal on points of law should have resulted in the suspension of the January 9, 2014 ruling and allow the CPG to remain valid until a decision is rendered by the Supreme Court.

At this point, it is likely that TEC and the companies of the VSAT group will enter into legal liquidation proceedings (fallimento) in the near future.

Additionally, on April 3, 2014 our Company was informed by TEC of a notice of the Reggio Calabria (Calabre) prosecutor’s termination of the preliminary investigation with indictment of some former TEC executives, some TEC site managers, the former Calabria extraordinary commissioner and deputy commissioners, some transporters and some managers of private landfills as well as TEC as a legal person. The alleged facts include fraud in the execution of concession contract, illegal traffic of waste in a organized syndicate, and some facts of corruption.

Other sectors

DGCCRF – Veolia Transport (now Transdev Ile de France)

In 1998, the DGCCRF (a French administrative body with jurisdiction over competition matters) conducted an inspection and seized documents evidence on the premises of our transportation subsidiary Connex (now Transdev Ile de France) and other companies in the public transportation market, for the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council served notice of two grievances on Transdev Ile de France alleging possible collusion among operators between 1994 and 1999 which may have limited competition at the local and national level in the public passenger transportation market for urban, inter-urban and school services.  In September 2004, the Competition Council served Transdev Ile de France with notice of additional grievances alleging the existence of an anticompetitive agreement at the European Union level.  On July 5, 2005, the Competition Council issued a decision in which it partially validated the claims of the competition authorities, and ordered Transdev Ile de France to pay a fine of approximately €5 million, which we paid.  The Paris Court of Appeals affirmed the decision of the Competition Council on February 7, 2006 and on March 7, 2006, Transdev Ile de France filed an appeal with the French Supreme Court.  The French Supreme Court found in favor of certain arguments made by Transdev Ile de France and, in its decision dated October 9, 2007, reversed the decision of the Court of Appeals of Paris and remanded the case to a different panel of the same court.  On October 8, 2009, Transdev Ile de France brought the case before this new panel of the appellate court.  In a decision rendered on June 15, 2010, and notwithstanding the French Supreme Court’s decision, the Paris Court of Appeals upheld the principle and amount of a €5 million fine.  Transdev Ile de France has therefore filed another appeal with the French Supreme Court.  On November 15, 2011, the French Supreme Court reversed the decision of the Court of Appeals of Paris a second time, on the grounds that the same formation of the Court could not serve as both judge of the advisability of the investigation and judge on the merits of the case, without infringing the principle of impartiality guaranteed by the European Convention on Human Rights, and remanded the case to a different panel of the same court.  On June 29, 2012, Transdev Ile de France brought the case before this new panel of the appellate court contesting the French Competition Council’s decision dated July 5, 2005 and the order authorizing the original search and seizures dated November 27, 1998.

On July 3, 2012, the Paris Court of Appeals decided to treat both appeals separately.

In relation to Transdev Ile de France’s appeal against the order authorizing the initial search and seizures, the hearing originally set for May 21, 2013, and postponed to December 3, 2013, has been brought forward to October 16, 2013. Subsequent to this hearing, and after the date of the judgment was postponed several times, the Paris Court of Appeals rendered on January 15, 2014, an interlocutory decision ordering the reopening of the debates due to the new exhibits produced in the Court file and scheduling a new hearing for April 2, 2014.

By a statement dated January 20, 2014, Transdev Ile de France filed an appeal, in accordance with criminal procedure, on points of law against the interlocutory decision of the Paris Court of Appeals dated January 15, 2014, along with a request for the immediate examination of such appeal on points of law by the Supreme Court. On February 24, 2014, Transdev Ile de France submitted a petition to the President of the Criminal Chamber of the Supreme Court to support its request for the immediate examination of its appeal.

By a statement dated February 13, 2014, Transdev Ile de France filed (in view of the uncertainty of the competent Chamber of the Supreme Court with jurisdiction over the matter) an appeal before the Commercial Chamber or the Supreme Court, in accordance with the rules of civil procedure, against the interlocutory decision of the Paris Court of Appeals dated January 15, 2014. Transdev Ile de France may file a supplemental brief before May 15, 2014.

By an order dated March 4, 2014, the President of the Criminal Chamber of the Supreme Court dismissed as inadmissible the appeal files by Transdev Ile de France, in accordance with criminal procedure, against the interlocutory decision of the Paris Court of Appeals dated January 15, 2014.

On March 25, 2014, Transdev Ile de France filed before the Paris Court of Appeals a request for copies of the new exhibits produced in the Court file and submitted an additional brief in view of a stay of proceedings until the decision of the Commercial Chamber of the Supreme Court.

The request of Transdev Ile de France for copies of the exhibits was accepted. At the hearing of April 2, the Paris Court of Appeals decided to pronounce a stay of proceedings and scheduled a new hearing for October 15, 2014.

In relation to the appeal against the French Competition Council’s decision before the Paris Court of Appeals, a hearing was initially set for June 20, 2013. This was cancelled awaiting a decision regarding the appeal against the order authorizing the initial search and seizures. A new procedural hearing was set for September 18, 2014.  To date, no date for the oral argument has been set.

Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries has brought a number of legal proceedings against Société Nationale Maritime Corse Méditerranée (“SNCM”), a subsidiary of Transdev Ile de France.

Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals quashed the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e., before May 7, 2012) to take the appropriate measures. As a result, on February 24, 2012, the concession authority filed a motion with the Bastia administrative court for termination of the public service delegation agreement, but subsequently withdrew this motion on January 14, 2013. On January 5, 2012, SNCM appealed the November 7, 2011 order to the French Administrative Supreme Court. On July 13, 2012, the French Administrative Supreme Court quashed the November 7, 2011 decision of the Marseille administrative court of appeals and remanded the matter back to that court. A procedural hearing took place on September 24, 2012. An order for the termination of the proceedings or notice of hearing from the Marseille administrative court of appeal is on hold.

The acquisition by Veolia Transport (now Transdev Ile de France) of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) in 2006 was conditioned in particular on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. On January 13, 2012, in the absence of an appeal by the concession authority, Veolia Transport notified CGMF of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. On May 11, 2012, Veolia Transport brought a legal action before the Paris commercial court against CGMF. The next hearing was scheduled for September 23, 2013~~.~~and was postponed to February 10, 2014. During this hearing, the proceedings were suspended and are now pending.

Moreover, the new public service delegation agreement, awarded to SNCM/CMN for a ten-year term from January 1, 2014, was signed on September 24, 2013. Corsica Ferries brought, on November 15, 2013, an action before the Bastia administrative court for the annulment of the new public service delegation agreement and the European Commission is examining the validity thereof.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in specific circumstances, and only with prior authorization by the European Commission. On September 11, 2012, the General Court of the European Union partially annulled the European Commission decision of July 8, 2008. As a result, the reconsideration of the measures concerned (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) was remanded to the European Commission. On November 22, 2012, SNCM and the French Authorities each appealed this judgment.  On January 15, 2014, the Advocate General contended that the appeal should be dismissed. The decision of the Court of Justice of the European Union is due in a few months. Shortly before, on November 20, 2013, the European Commission rendered a new decision qualifying the measures adopted by the State in the context of the restructuring and privatization of SNCM as illegal state aid incompatible with the common market. Consequently, it ordered that SNCM return this illegal state aid (in an amount assessed by the Commission at approximately € 220 million, excluding interest) to the French Authorities. The French Authorities filed an appeal against this decision before the General Court of the European Union. As the decision has not been published yet, the time limit for an appeal by interested third-parties such as SNCM has not started running yet.

On June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica, in the context of the public service delegation for the 2007-2013 period, were in line with the European Union state aid rules. In a decision dated May 2, 2013, the Commission found the subsidies received for the “basic service” to be compatible with state aid rules but ordered France to recover certain aids received by SNCM for the “additional service”. According to the Commission, these aids could amount to approximately €220 million, excluding interest. On July 12, 2013, the French state filed, respectively with the General Court of the European Union and with its president, applications for the annulation of the decision of the Commission and for stay of its execution. On August 14, 2013, the Company was informed that the territorial collectivity of Corsica suspended the payment of the additional service to SNCM. On August 26, 2013, the Company also filed an application for the annulment of the decision of the European Commission of May 2, 2013. On August 29, 2013, the motion for a stay of execution filed by the French Republic was rejected on the ground of lack of urgency and on January 21, 2014, the State’s appeal against the order of August 29, was rejected by the Vice-President of the Court of Justice of the European Union. It should be noted that, should the French authorities issue a revenue order intended to enforce the decision of May 2, SNCM would then have the option of filing a motion having a suspensive effect before the French court. SNCM also has the option of seeking a temporary suspension injunction in summary proceedings before the General Court of the European Union. On November 20, 2013, the Commission announced its decision to initiate infringement proceedings against France, for failure to recover the disputed amounts within the legal time limitations. To date however, it still has not referred the matter to the Court of Justice.

SNCM recently filed several actions against the Office des Transports de Corse (“OTC”). On October 27, 2013, it filed an action on the merits before the Bastia administrative court against the implicit rejection decision resulting from OTC’s silence on SNCM’s claim relating to the compensation of the financial consequences of the strikes in the first quarter of 2011, seeking the payment of a €16.6 million indemnity and the annulment of the penalties applied by OTC in an amount of €7.4 million with regard to the disturbances observed. On November 27, 2013, SNCM filed an action on the merits before the Bastia administrative court against the implicit rejection decision resulting from OTC’s silence on SNCM’s claim of November 12, 2013 relating to the compensation for the additional cost of fuels for 2011 and 2012, for an indemnification amount of €22.7 million. Finally, on December 10, 2013, SNCM requested an interim payment order from the Bastia administrative court for purposes of indemnification of the delays in the payment of the flat rate contribution for the additional service in an amount of €18.1 million excluding tax.

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

On December 18, 2013, the board of directors of Transdev Group authorized, in the context of the conciliation opened on October 11, 2013 by the Presiding Judge of the Marseille Commercial court, the opening of a €13 million credit facility to SNCM, to allow it to face its short-term liquidity requirements. This amount, in addition to the € 17 million advanced to SNCM on October 29, 2013, is part of the conditional commitment made on June 14 by the President of Transdev Group to pay €30 million to SNCM before the end of 2013. As indicated in Transdev’s press release dated the same day, the Directors and particularly the representatives of the shareholders Veolia Environnement and Caisse des dépôts et Consignation have unanimously declared that no further financial support will be provided to SNCM.

On December 31, 2013 the French Prime Minister promised a €30 million financial contribution to SNCM and asked for an adaptation of the long-term plan (“PLT”). Trade unions rejected this approach and led a 9-day strike from January 1, 2014 that blocked SNCM’s activity. The strike came to an end thanks to the State’s agreement to set up a Caisse des Dépôts et Consignation / BanquePubliqued’Investissement working group in charge of studying, before April 15, 2014, financing solutions for the 4 new ships planned in the PLT in expectation of an order before June 30, as well as its promise to adopt a decree imposing the application of French labor law to cabotage activities in French waters. On January 23, 2014, the State became a direct shareholder of SNCM. On the following day, the State granted SNCM a €10 million shareholder’s advance reimbursable at the end of 2014.

The State as shareholder thus participates directly in the financing of SNCM and in the definition of its industrial strategy. During the meeting of the Supervisory Board on January 22, 2014, Transdev’s representatives expressed that they no longer believed in SNCM’s long-term plan, notably due to the numerous legal uncertainties and to certain commercial and financial assumptions deemed excessively optimistic.

The agenda for SNCM’s Supervisory Board meeting of February 25, 2014 included a proposal to give the Chairman of the Management Board the authority to sign a three-month long letter of intent with a shipyard for the construction of ships and the terms of the transformation of the letter of intent to an actual order. Transdev’s representatives voted against this proposal and the State’s representatives abstained, resulting in the rejection of the proposal. A new Supervisory Board meeting was then convened for March 7, 2014 and, despite the opposition of Transdev’s representatives, SNCM’s Supervisory Board approved, with the support of the State as a shareholder, a three-month long letter of intent for the order of four ships (two firm and two optional). So, the Supervisory Board authorized and mandated the Chairman of the Management Board of SNCM to initiate negotiations with shipyards for the construction of the ships within the framework set by the letter of intent. The Supervisory Board meeting of SNCM of March 18, 2014 has evaluated the results of these negotiations and, despite the opposition of Transdev’s representatives again, granted the Chairman of SNCM’s Management Board the power to sign the letter of intent that enables SNCM to enter into exclusive negotiations with STX France shipyard. In parallel, the financing of these new ships, which is a condition of the letter of intent, is still under evaluation by the Caisse des Dépôts et Consignations / Banque Publique d’Investissement working group, designated by the State as responsible for providing financing solutions by April 15, 2014.

Our financial statements were approved based on the reasonable assumption that we will cease all financing and that any decision to discontinue will be carried out through appropriate insolvency proceedings.

State Aid on Airports

The European Commission is currently conducting several investigations on potential State aid within the meaning of article 107 of the TFEU in the air transport sector.  On April 4, April 25 and May 30, 2012, the European Commission opened several investigations into certain subsidies received by customer airlines and successive operators of the Carcassone, Nîmes and Beauvais airports, including companies partly or wholly owned by Transdev Group. Following the announcement of these investigative proceedings in the Official Journal of the European Union, the relevant subsidiaries of Transdev Group submitted their comments to the European Commission as third party interveners.

At this point, we are not able to assess the consequences of these proceedings on our financial position or results of operations.

Connex Railroad

On October 17, 2012, several insurance companies that contributed to the compensation fund for victims of the September 2008 rail accident in Chatsworth, California, launched proceedings before the courts of Los Angeles County, California, against Connex Railroad LLC, Connex North America, Inc. and Veolia Transportation, Inc., seeking repayment of $132.5 million. We consider this claim unfounded and the defendant subsidiaries are seeking its dismissal. A request for the case to be dismissed on the merits is under review before the California Supreme Court. No date has been set for the decision.

Discussions have been initiated with AXA and AIG insurance companies within the VE global excess insurance program that insure Connex Railroad LLC and Veolia Transportation, Inc., to review the coverage for the claims made in the pending litigation.

At this point, we are not able to assess the consequences of this proceeding on our financial position or results of operations.

Regional aids to passenger road transportation

Transdev Group was recently informed by a letter from the President of the Ile-de-France Regional Council dated March 3, 2014, and received on March 5, 2014, that the Ile-de-France Region was ordered by the Paris Administrative Court, on June 4, 2013, to proceed with the recovery of subsidies granted to operators under the plan for improvement of public transportation services. These subsidies were deemed to be illegal state aid by the Administrative Court, on the ground that no notification was made to the European Commission. According to the terms of the said letter, this restitution obligation could affect certain of Transdev Group’s subsidiaries which may have benefited from these subsidies, because the Paris Administrative Court rejected the Ile-de-France region’s request for a stay of execution on the restitution injunction. The Region appealed the administrative court decision, but this does not have a suspensive effect.

This first notification was also sent to other regular line operators in the outer Paris suburbs. This request for repayment is a legal dispute between the Region and an occasional transportation company, and to which no subsidiary of the Transdev Group is a party. Although the Region mentions in its letter an estimated subsidized amount of approximately €98.7 million (not including interest) attributed to Transdev Group’s subsidiaries, this estimate remains uncertain due to the complexity of the assessment resulting from, (i) the time the plan has existed, (ii) the number of operators that received the subsidies, a large number of which have since restructured/consolidated their activities, (iii) the guidelines of the plan, which involve local authorities with evolving scopes of responsibility and are either intermediaries (the sums paid by the Region passing through them) or economic beneficiaries under the plan.

If the Ile-de-France Region were to issue a revenue order, the Transdev Group or its concerned subsidiaries would challenge it before the administrative court. This challenge would most probably de facto suspend the recovery of the aid.

At this very preliminary stage, Transdev Group maintains the position that the local authorities (departments, municipal associations, towns…), rather than Transdev Group and its subsidiaries, are the direct recipients of this financial aid because they benefit from contractual terms with reduced prices for transportation services billed to these local authorities.

Transdev Group, together with OPTILE (OrganisationProfessionnelle des Transports d'Ile-de-France, an association of all the private companies that operate regular lines in the Ile-de-France Transportation Plan), will contest any potential claims for repayment and will take any legal action necessary to defend its interests.

Finally, in a press release dated March 11, 2014, the European Commission announced that, following a complaint filed in 2008, it is opening an in-depth investigation into the subsidies granted to companies that operate public transportation services in Ile-de-France. It also stated that the total amount of subsidies between 1994 and 2008 equaled €263 million and involved 253 recipients. In particular, the Commission will verify if the recipients took on additional costs related to the obligation of public service, and, if so, whether or not their services were subject to overcompensation. Lastly, the Commission stated that its investigation will focus on a similar system of subsidies which may have continued after 2008. The opening of an in-depth investigation does not in any way affect the outcome of the ongoing investigation described above.

Veolia Environnement

EDF lawsuit

On October 22, 2012, EDF filed a lawsuit against us before the Paris commercial court to obtain, in addition to damages and interest amounting to €207 million or €447 million, the right to own 50% of Dalkia SAS, a specialist in energy services. Our Group notes that EDF lost its right to increase its ownership in the capital of Dalkia SAS in 2005. We own 66% of Dalkia SAS' share capital and have always supported our subsidiary, in particular through the financing of its international growth. Our Group therefore intends to vigorously defend against EDF's claim, which it views as without merit.

On October 28, 2013, we announced that we were in advanced discussions with EDF for the conclusion of an agreement relating to our jointly-owned subsidiary Dalkia.  A definitive agreement was signed on March 25, 2014. The transaction will involve the acquisition by EDF of all of the Dalkia group’s activities in France, while we will acquire Dalkia’s international activities. Pending the closing of the transaction, which is subject to approval by competition authorities and other customary conditions, the litigation has been effectively suspended.

SIGNIFICANT CHANGES

The following information should be read in conjunction with our Group’s discussion of the evolution of its business, financial condition, results of operations and a comparison of our operating results and financial condition in preceding periods included in Item 5. “Operating and Financial Reviewand Prospects.” It contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under Item 3. “Key Information—Risk Factors.” Our Group’s results may differ materially from those anticipated in the forward-looking statements.

Veolia Environnement

On February 26, 2014, our Board of Directors decided, at the suggestion of the Nominations and Compensation Committee, to ask the general shareholders meeting to renew the mandate of Mr. Antoine Frérot as member of the board of directors. Pending the vote by the general and mixed shareholders meeting to be held on April 24, 2014, the Board of Directors will appoint Mr. Antoine Frérot as our Chairman and CEO for a new four-year term.

On March 11, 2014, our Board of Directors called a general shareholders meeting to be held on April 24, 2014 to propose, in addition to the renewal of Mr. Antoine Frérot’s term of office as a director, the renewal of the terms of office of the following directors: (i) Mr. Daniel Bouton; (ii) Groupe Industriel Marcel Dassault (G.I.M.D.), represented by Mr. Olivier Costa de Beauregard; and (iii) Qatari Diar Real Estate Investment Company, represented by Mr. Khaled Al Sayed.

The Board did not propose the renewal of Mr. Paul-Louis Girardot as a director. It will propose his nomination as an observer (censeur) via the general shareholders meeting to be held on April 24, 2014.

Through these renewals and the non-renewal of Mr. Paul-Louis Girardot, the Board of Directors will have fifteen members.

In October 2013, we and EDF announced that we were engaging in discussions with respect to our joint subsidiary Dalkia. On March 25, 2014, wesigned an agreement to acquire EDF’s interest in the international activities of Dalkia, our Energy Services affiliate, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction). Starting on the closing date of this transaction, Dalkia France’s results of operations and financial condition will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method. The closing of the transaction is subject to approval by competition authorities and other customary conditions.

On March 28, 2014, we announced that we had received, with immediate effect, the resignation of Groupe Industriel Marcel Dassault (G.I.M.D.) as a Director, and member of the accounts and audit, nomination and compensation committees and the resignation of Mr. Thierry Dassault from his duties as a non-voting member (censeur) of our Board of Directors.

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

In December 2008, Euronext Paris began migration to a new trading platform. This resulted in the replacement of the Euronext Paris platform, the Nouveau Système de Cotation (NSC) platform, with a new platform called the Universal Trading Platform (UTP). Products such as our shares migrated to the new platform in February 2009, when UTP trading rules became applicable.

Under the UTP trading manual, Euronext Paris may temporarily interrupt trading in a security admitted to trading on the Euronext Paris market if matching a bid or ask offer recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation above or below a set reference price. With respect to equity securities included in the CAC 40 index and trading in the continuous category, once trading has commenced, volatility interruptions for a reservation period of 2 minutes are possible if the price fluctuates by more than 3% above or below the relevant reference price. If trading conditions warrant, and provided the market is duly informed in, advance, Euronext may modify the length of the reservation period and may accept broader fluctuation ranges. Euronext Paris may also suspend trading of a security admitted to trading on the Euronext Paris market in certain other circumstances, including at the reasoned request of the issuer or the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

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

Prior to any transfer of securities listed on the Euronext Paris market and held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered central security depositary. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Euronext Paris market are cleared through LCH.Clearnet and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the accredited intermediary or other agent involved in the transaction.

Trading by Veolia Environnement in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10. “Additional Information—Memorandum and Articles of Association—Trading in Our Own Shares.”

Trading History

Trading on Euronext Paris

The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) of our shares on the Euronext Paris market.

	High	Low
2014
First Quarter	14.68	11.49
March	14.68	13.38
February	13.86	11.59
January	12.60	11.49
2013
Fourth Quarter	13.945	11.085
December	11.935	11.085
November	13.170	11.795
October	13.945	12.320
Third Quarter	13.305	8.512
Second Quarter	11.095	8.551
First Quarter	10.790	8.490
2012
Fourth Quarter	9.360	7.377
Third Quarter	10.290	8.080
Second Quarter	12.62	8.98
First Quarter	13.06	7.88
2011
Fourth Quarter	11.64	7.80
Third Quarter	19.89	9.381
Second Quarter	22.81	18.63
First Quarter	24.30	20.16
2010
Fourth Quarter	22.68	18.78
Third Quarter	21.98	17.97
Second Quarter	26.49	19.25
First Quarter	26.20	22.81
2009
Fourth Quarter	26.67	21.65
Third Quarter	27.10	20.01
Second Quarter	23.15	15.37
First Quarter	23.09	15.00
Source: Bloomberg Finance L.P.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) of our ADSs on the New York Stock Exchange.

	High	Low
2014
First Quarter	20.20	15.63
March	20.20	18.34
February	18.99	15.72
January	17.04	15.63
2013
Fourth Quarter	18.80	15.22
December	16.39	15.22
November	17.05	15.99
October	18.80	16.98
Third Quarter	17.95	10.99
Second Quarter	14.05	11.17
First Quarter	13.83	11.33
2012
Fourth Quarter	12.38	9.37
Third Quarter	12.75	9.83
Second Quarter	16.58	11.20
First Quarter	16.92	10.24
2011
Fourth Quarter	16.00	10.15
Third Quarter	28.80	13.02
Second Quarter	33.85	26.49
First Quarter	33.24	27.91
2010
Fourth Quarter	30.81	25.75
Third Quarter	28.84	23.13
Second Quarter	35.77	23.32
First Quarter	37.15	31.30
2009
Fourth Quarter	38.53	31.50
Third Quarter	40.00	27.72
Second Quarter	31.51	27.07
First Quarter	31.83	19.14
Source: Bloomberg Finance L.P.

ITEM 10.

ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Our Company is a société anonyme, a form of limited liability corporation, organized under the laws of France. For more information, see Item 4. “Information on the Company – History and Development of the Company” above.

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

Objects and Purposes

Under Article 3 of our bylaws, our corporate purpose, directly or indirectly, in France and in all other countries, is:

•

to conduct service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and environmental services;

•

to acquire and exercise all patents, licenses, trademarks and designs relating directly or indirectly to our operations;

•

to acquire interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

•

generally, to enter into all commercial, industrial, financial, movable personal property or real estate or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which we hold an interest in connection with our activities, as well as the ability to finance or refinance any of our activities.

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

Transactions with Directors

Under the French Commercial Code, any transaction directly or indirectly, or through intermediaries, between a company and a member of its Board of Directors that is not made under normal conditions within the ordinary course of business of the Company is subject to the prior consent of the disinterested members of the Board of Directors. The same provision applies to agreements in which one of the members of the Board of Directors has an indirect interest, as well as agreements between our Company and any other company if one of the members of our Board is an owner, general partner, manager, director, member of the executive supervisory board or more generally is an officer (dirigeant) of the other company.

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

The same provision is also applicable to any commitment made by our Company for the benefit of our Chairman and Chief Executive Officer (président-directeur général), or his delegates (directeurs généraux délégués) if any, pursuant to which such persons will or may be granted compensation, benefits or any other advantage as a result of a termination of, or change in their offices, or following their removal or voluntary departure from such offices. In addition, except with respect to non-compete indemnities or certain pension benefits, any such termination package must: (i) be authorized by our shareholders through the adoption of a separate resolution passed by the ordinary general meeting, and must be renewed upon the renewal of each such beneficiary’s term in office, and (ii) not be paid to such beneficiary until both (a) the Board of Directors decides that such beneficiary has satisfied certain performance conditions defined by the Board of Directors at the time such benefits are granted, and (b) the decision is publicly disclosed.

Directors’ Compensation

Directors’ attendance fees (jetons de présence) paid to our directors are determined by the shareholders’ meetings. The Board of Directors allocates the total sum authorized by the ordinary general meeting among its members at its discretion by a simple majority vote. See Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.” In addition, the Board of Directors may allocate exceptional compensation to directors on a case-by-case basis for specific assignments. The Board of Directors may also authorize the reimbursement of travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest.

Directors’ Age Limits

Under our bylaws, the number of directors aged 70 or older, following each annual shareholders’ meeting, may not exceed one-third of the total number of directors.

Transactions with Major Shareholders

The limitations imposed by the French Commercial Code on transactions between a company and interested directors, described above, also apply to transactions between a company and a holder of shares which entitle the holder to exercise 10% or more of the total votes available to all shareholders (or, if such shareholder is a legal entity, the entity’s parent, if any).

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

Dividends may be paid in cash or, if the General Shareholders’ Meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our bylaws provide that, subject to a decision of the ordinary general meeting taken by ordinary resolution, each shareholder may be given the choice to receive his or her dividend in cash or in shares.

Under the French Commercial Code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our Board of Directors can determine the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual financial statements by the annual ordinary general meeting. Dividends on our shares that are not claimed within five years of the date of declared payment revert to the French State.

Voting Rights

Each shareholder is entitled to one vote per share at any General Shareholders’ Meeting. Under the French Commercial Code, shares owned by us or our subsidiaries or any other entity controlled by us are not entitled to vote and are not counted for the purpose of determining quorum at such meetings.

Liquidation Rights

If our Company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Preferential Subscription Rights

Under the French Commercial Code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our Company for cash or cash equivalents, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a payment in cash or cash equivalents. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris. Shareholders may also waive their own preferential subscription rights with respect to any particular offering, by a two-thirds majority vote of the shares entitled to vote at an extraordinary general meeting. French law requires the Board of Directors and statutory auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event a waiver is granted, the issuance of securities must be completed within the legally prescribed period. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a nontransferable priority right to subscribe for the new securities during a limited period of time.

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

We must announce general meetings at least 35 days in advance (shortened to 15 days in the event of a public offer for our shares) by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (“BALO”). The preliminary notice (“avis de réunion”) is first sent to the AMF for informational purposes. The AMF also recommends that the preliminary notice include the internet address of the Company’s website and that, simultaneously with the publication of the preliminary notice in the BALO, (i) such notice be published on the Company’s website with an explanation by the Board of Directors of the draft resolutions to be submitted to the shareholders, and (ii) a summary of the notice indicating the date, time and place of the meeting be published in a newspaper of national circulation in France. In any event, the preliminary notice must be published on our website at least 21 days (shortened to 15 days in the event of a public offer for our shares) prior to the general meeting. The preliminary notice must disclose, among other things, the agenda of the meeting, a draft of the resolutions to be submitted to the shareholders and a description of the procedures to be followed to attend the meeting and the permitted voting procedures (proxy voting, electronic voting or voting by mail). The notice must also contain a statement informing the shareholders that they may propose additional items or resolutions to the Board of Directors up until the 25th day prior to the date of the meeting (or 10 days in case of a public offer on our shares) and, in either case, no later than 20 days following the publication of the preliminary notice in the BALO, and submit written questions no later than the fourth business day prior to the date of the meeting.

At least 15 days (shortened to 6 days in the event of a public offer for our shares) prior to the date set for a first call, and at least 10 days (or 4 days in case of a public offer for our shares) prior to any second call, we must send a final notice (“avis de convocation”) indicating, among other things, the time, date and place of the meeting, the nature of the meeting (ordinary/extraordinary/special), the agenda of the meeting and other information about the meeting. The final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and by registered mail, if shareholders have so requested and paid the corresponding charges. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our Company is registered, with prior notice having been given to the AMF for informational purposes. The AMF also recommends that simultaneously with the publication of the final notice, (i) such notice be published on the Company’s website and (ii) a summary of the notice indicating the date, time and place of the meeting be published in a newspaper of national circulation in France.

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

•

one or several shareholders holding a specified percentage of shares computed in accordance with the provisions of the French Commercial Code, subject to the submission of a certificate evidencing such ownership, provided that such resolution is submitted

•

until the 25th day preceding the general meeting and, in any case, no later than 20 days following the publication of the preliminary notice in the BALO, or

•

in the event of a public offer on our shares, until the 10th day preceding the general meeting; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights, subject to the submission of a certificate evidencing such ownership, provided that such resolution is submitted

•

until the 25th day preceding the general meeting and, in any case, no later than 20 days following the publication of the preliminary notice in the BALO, or

•

in the event of a public offer on our shares, until the 10th day preceding the general meeting.

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

Following the date on which documents must be made available to the shareholders (including documents to be submitted to the general meeting and resolutions proposed by the Board of Directors, which must be published on our website at least 21 days prior to the general meeting), any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting until the fourth business day before the general meeting. Such shareholder must also provide a certificate evidencing share ownership. The Board of Directors must respond to these questions during the meeting or may refer to a Q&A section located on our website in which the question submitted by a shareholder has already been answered.

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

The voting form will be sent to any shareholder upon request, received between the publication of final notice of meeting and 6 days before the general meeting, and such form must be available on our website at least 21 days before the general meeting. To be counted, proxies must be received, in paper format, at our registered office, or at any other address indicated on the notice convening the meeting, at least 3 days prior to the date of the shareholders’ meeting, or in electronic form, the day prior to the meeting, by 3:00PM (Paris time) at the latest. A shareholder may grant his or her proxy to any natural person or legal entity. The agent may be required to disclose certain information to the shareholder or to the public. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote blank proxies in favor of all resolutions proposed or approved by the Board of Directors and against all others. With respect to votes by mail, the completed form must be returned to us, in paper format, at least 3 days prior to the date of the shareholders’ meeting.

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

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only the following resolutions are proposed: (i) an increase in our share capital through incorporation of reserves, profits or share premium, and/or (ii) an authorization to issue warrants with preferential rights to subscribe shares of our Company during a takeover bid period. If an extraordinary general meeting considering resolutions relating to any other issue is reconvened, the quorum requirement is 20% of the shares entitled to vote. If a quorum is not present at such reconvened meeting, the reconvened meeting may be adjourned for a maximum of two months with the same quorum requirement. Only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. Any deliberation by the shareholders taking place without a quorum is void.

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

The maximum repurchase price under the program is €13.00 per share (or the corresponding amount in any other currency). The maximum purchase price applies only to share repurchases decided on after the annual General Shareholders’ Meeting held on May 14, 2013, and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting but providing for share repurchases to be carried out after the date of this meeting. In addition, we can only make payments for share repurchases up to an aggregate amount of €600 million under the program. Our Board of Directors has broad powers to implement the program and set, if necessary, the terms and conditions of any share repurchases, including the power to delegate any of its powers. The shareholders’ authorization for this program expires at the latest on November 14, 2014, which is 18 months after the date of the shareholders’ meeting that approved the program, unless our General Shareholders’ Meeting of May 14, 2013 authorizes a new share repurchase program.

The share repurchase program approved on May 14, 2013 replaced our previous share repurchase programapproved at our General Shareholders’ Meeting of May 16, 2012. No repurchases were made pursuant to these programs in 2012 or 2013.

A new share repurchase program will be proposed at the General Shareholders’ Meeting of April 24, 2014. If approved, it will authorize our Company to implement a new share repurchase plan for substantially the same purposes and subject to the same maximum percentage limits as those described above with respect to the program approved at the May 14, 2013 shareholders’ meeting. The maximum purchase price for shares under this resolution would be €20.00 per share (or the equivalent value at the same date in all other currencies), which maximum price shall only be applicable to acquisitions decided after the date of the General Shareholders’ Meeting of April 24, 2014 and not to transactions concluded before this meeting but providing for share acquisitions to be carried out after the date of this meeting. The total amount allocated to this share repurchase plan authorized may not exceed €600 million. This authorization would replace any prior authorization granted to the Board of Directors to trade in our shares, effective from April 24, 2014 and if applicable for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen (18) months from the date of the combined General Shareholders’ Meeting.

As of December 31, 2013, we held 14,237,927 treasury shares, representing 2.59% of our share capital. The carrying value (not including provisions) of our total portfolio at that date was €433,896,767 while the market value was €168,790,625. None of our subsidiaries held any of our shares as at that date. We have not cancelled any of our shares over the past 24 months.

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

MATERIAL CONTRACTS

On March 30, 2012, we signed an agreement to negotiate with Caisse des dépôts et consignations under which Transdev will transfer of the 66% stake that it holds in SNCM back to our Group. This resulted in the reclassification of the SNCM activities back within our continuing operations, as this sub-group was therefore excluded from the Transdev divestment process. On October 22, 2012, we signed a new agreement to negotiate with Caisse des dépôts et consignations under which both parties would subscribe to an €800 million capital increase through the capitalization of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations would have held 60% of the share capital of Transdev and would have taken exclusive control of that company, whereas we would have retained a 40% shareholding interest. The agreement became null and void on October 31, 2013. As a result, we modified our presentation of our investment in Transdev in our 2013 financial statements, transferring it from “assets classified as held for sale (discontinued operations)” to “investments in joint ventures (continuing operations)”, and accounting for our share of Transdev’s results using the equity method. Pursuant to IFRS 5.28 and IAS 28.21, we modified retrospectively the accounting presentation of our investments in Transdev for 2011 and 2012. However, given our commitment to continue withdrawing from the Transportation business, our investment in Transdev does not represent an extension of our businesses within the meaning of the French Accounting Standards Authority recommendation of April 4, 2013.

In October 2013, we and EDF announced that we were engaging in discussions with respect to our joint subsidiary Dalkia. On March 25, 2014, we signed an agreement to acquire EDF’s interest in the international activities of Dalkia, our Energy Services affiliate, and to transfer to EDF our interest in Dalkia’s French activities (we will also make a cash payment to EDF in connection with this transaction). Starting on the closing date of this transaction, Dalkia France’s results of operations and financial condition will no longer be reflected in our consolidated financial statements, while Dalkia International will be fully consolidated rather than being accounted for by the equity method. The closing of the transaction is subject to approval by competition authorities and other customary conditions.

Contracts Including Change of Control Clauses

Under French law, we are required to disclose certain contracts including change of control clauses.

In some countries, including France, contracts with public clients may contain change of control clauses. Furthermore, under the partnership agreements with EDF signed in December 2000, if a competitor of EDF takes over our Company, EDF has the right to purchase all of the Dalkia shares held by our Company. The same applies to the agreements signed with Caisse des dépôts et consignations on May 4, 2010, pursuant to which Veolia Environnement granted to Caisse des dépôts et consignations the right to purchase all of the Transdev shares held by our Company in the event of a change in control of our Company. Finally, the stock-option plans implemented by our Company which are currently in effect (see Item 6. “Directors, Senior Management and Employees” for information on these plans) provide that options become immediately exercisable without condition in the event a public tender offer is launched on the Company.

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

French law provides for specific rules relating to trusts, in particular a specific tax and filing requirements as well as modifications to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these new rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of ADSs or shares held in a trust. If our ADSs or shares are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of ADSs or shares.

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

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to French withholding tax at a rate of 30% (21% for distributions made to individuals that are resident in the European Economic Area (the “EEA”) that has concluded with France a tax treaty providing for administrative assistance with a view to defeating tax fraud and evasion, and 15% for distributions made to non-for-profit organizations with a head office in a Member State of the EEA that has concluded with France a tax treaty providing for administrative assistance with a view to defeating tax fraud and evasion, which would be subject to the tax regime set forth under article 206-5 of the French General Tax Code if its head office were located in France and which meet the criteria set forth in the administrative guidelines BOI - IS - CHAMP -10-50-10-40- 20130325). Dividends paid by a French corporation towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories.

An exemption from the above-mentioned withholding tax applies to dividends paid to Undertakings for the Collective Investment of Transferable Securities (“UCITS”) that are organized under the laws of and resident in another European Union Member State or resident in and organized under the laws of a another country having concluded with France a tax treaty providing for administrative assistance with a view to defeating tax fraud and evasion, when such undertaking (i) raises funds from a certain number of investors for the purpose of investing those same funds in accordance with a defined investment policy, in a fiduciary capacity; and (ii) possesses characteristics similar to those of French “organismes de placements collectifs" organized under article I, subsections 1, 5 or 6 of L. 214-1 of the French Monetary and Financial Code. Investors who believe they may be covered by the above exemption should consult their own tax advisers regarding the applicability of this exemption to their particular circumstances.

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

However, subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes and do not hold shares or ADSs in connection with the conduct of a business or profession in France may be subject to French capital gains tax at the rate of 75% on the sale or disposition of shares or ADSs, irrespective of the number of shares or ADSs they hold, if such holders are domiciled, established or incorporated outside of France in a non-cooperative State or territory, as defined in Article 238-0 A of the French General Tax Code. The list of non-cooperative States or territories is published by ministerial decree and is updated annually.

A transfer tax, assessed on the higher of the purchase price of the shares or their fair market value, applies to certain transfers of shares in French companies at a rate of 0.1%. This transfer tax does not apply to transfers of shares in listed companies that are not evidenced by a written agreement.

Under certain conditions, a financial transaction tax is applicable to the acquisition of equity securities (and assimilated securities) of publicly traded companies registered in France having a market capitalization over €1 billion on December 1st of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2014 has been published in a decree dated December 27, 2013; this decree mentions our Company. The financial transaction tax will be due at a rate of 0.2% on the value of the acquired shares, regardless of the tax residence of the purchaser or seller and the place of the transaction. Transfers giving rise to the payment of the financial transaction tax are exempt from the above-mentioned transfer tax. The tax is due by the financial services provider that undertakes the acquisition, irrespective of whether it is acting in a principal or agency capacity (or, if no financial services provider is involved in the acquisition, by the financial institution that holds the purchaser's account). Taxable transactions are broadly construed but several exceptions may apply. U.S. holders should consult their tax advisors as to the tax consequences of such reforms.

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

Dividends

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a rate of 30%. Furthermore, dividends paid by a French corporation towards non-cooperative States or territories, as defined in Article 238-0 A of the French General Tax Code, are generally subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. However, under the Treaty, a U.S. holder can claim the benefit of a reduced dividend withholding tax rate of 15%.

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

Subject to certain U.S. holder exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual after January 1, 2013 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) our Company was not a passive foreign investment company (“PFIC”), in the year prior to the year in which the dividend was paid, and is not a PFIC in the year in which the dividend is paid. The Treaty has been approved for the purposes of the qualified dividend rules. Based on our Company’s audited financial statements and relevant market and shareholder data, our Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2012 or 2013 taxable years. In addition, based on our Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, our Company does not anticipate becoming a PFIC for its 2014 taxable year. Accordingly, dividends paid by our Company in 2014 to a U.S. holder should constitute “qualified dividends” unless such holder acquired its shares or ADSs during a year in which our Company was a PFIC and such holder did not make an applicable election under U.S. tax laws.

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

Procedures for Claiming Treaty Benefits

Pursuant to the French administrative guidelines (published as BOI-INT-DG-20-20-20-20-20120912), U.S. holders can either claim Treaty benefits under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

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

In addition, a U.S. holder may bear the cost of the financial transaction tax discussed under “– French Taxation – Taxation on Sale or Disposition of Shares or ADSs.” U.S. holders should consult their tax advisors as to the effect of this tax.

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

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our operating and financing activities, we are exposed to the following market risks: interest rate risk, foreign exchange risk, counterparty risk, risk relating to the price of energy and recycled raw materials, commodity risk, equity risk, liquidity risk, credit risk and risk arising from the European Union Emissions Trading Scheme (EU ETS) and greenhouse gas emission allowances.

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

See Notes 28 and 29 to our Consolidated Financial Statements for additional information about market risk exposure and management and the use of derivative instruments.

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
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs

●

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

●

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

US$0.02 (or less) per ADS	● Any cash distribution to ADS registered holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited to issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.
Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares.
Expenses of the Depositary	● Cable, telex and facsimile transmissions. ● Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary.
Any charges incurred by the Depositary or its agents for servicing the deposited securities	● As necessary.

Fees Payable to the Company by the Depositary

With respect to 2012 annual reimbursements, we received in 2013 US$ 300,000 from the Depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance cost for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone call), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Finance Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Finance Officer concluded that the disclosure controls and procedures as of December 31, 2013 were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Finance Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13A-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2013 based on the framework published in 1992 in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2013 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and with IFRS as adopted by the European Union.

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

The effectiveness of our internal control over financial reporting has been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2013, which is included under Item 18. “Financial Statements” on pages F-3 through F-5.

Changes in Internal Control Over Financial Reporting

There were no changes in our Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

 ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Audit and Accounts Committee has four members appointed by the Board of Directors from among the Directors (excluding those Directors in management positions) pursuant to a recommendation made by the Nominations and Compensation Committee: two members (Daniel Bouton andPaul-Louis Girardot) qualify as “audit committee financial experts” within the meaning of this Item 16A and all the Committee members are deemed to be independent based on criteria set forth in our Board of Directors’ charter, as well as based on the criteria of Section 303A.06 the NYSE Listed Company Manual

ITEM 16B.

CODE OF ETHICS

We have adopted a Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics applies to our Chief Executive Officer, Chief Finance Officer, chief accounting officer and other officers performing similar functions and our stakeholders. Our Code of Ethics was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, and is incorporated by reference herein. We will disclose any amendment to the provisions of such Code of Ethics or any waiver that our Board of Directors may grant.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to French law, two independent accounting firms audit our financial statements and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2013, our independent auditors are Ernst & Young et Autres and KPMG SA, which was appointed statutory auditor in replacement of Salustro Reydel in 2007. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2013, we were billed total fees of €12.9 million by KPMG and €12.3 million by Ernst & Young for the services described below. The fees set forth below billed by KPMG and Ernst & Young in 2012 and 2013 do not include fees charged to equity affiliates or proportionally consolidated entities.

Audit Fees

During 2013, we were billed €11.3 million in fees by KPMG and €11.2 million by Ernst & Young for professional audit services relating to the audit of our financial statements and other services normally provided in connection with statutory and regulatory filings or engagements. During 2012, we were billed €12.4 million in fees by KPMG and €10.6 million by Ernst & Young in connection with such services.

Audit-Related Fees

During 2013, we were billed €1.6 million in fees by KPMG and €1.1 million by Ernst & Young for services that are related to the performance of the audit or review of the financial statements and not reported under “Audit Fees” above, including for comfort letters issued by our auditors in connection with our offerings of securities, services not required by regulation and acquisition-related audits. During 2012, we were billed €2.6 million in fees by KPMG and €2.7 million by Ernst & Young in connection with such services.

Tax Fees

During 2013 and 2012, we were not billed any fees by KPMG or by Ernst & Young for services related to tax compliance, tax advice and tax planning.

All Other Fees

During 2013 and 2012, we were not billed any fees by KPMG or by Ernst & Young for products and services other than the ones noted above.

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

During 2013, no services were provided to our Company by our independent statutory auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2013, we made no purchases of our own shares.

At the General Shareholders’ Meeting held on May 14, 2013, our shareholders approved a share repurchase program that authorized us to purchase, sell and transfer our shares at any time, except during a public offer, as permitted under applicable laws and regulations, and by any means, on the market or over-the-counter, including through block trades, public offers to purchase, sell or exchange, or through the use of derivative financial instruments traded on a market or over-the-counter, or through the delivery of shares following the issuance by us of securities granting rights to our capital by means of conversion, exchange, redemption, exercise of warrants or in any other way, either directly or indirectly via the intermediary of an investment services provider. The share repurchase may be for an amount up to 10% of our share capital, provided that we may not hold more than 10% of our share capital at any time.

This authorization allows us to trade in our own securities with the following objectives: (i) implementing stock option plans, (ii) awarding free shares, (iii) awarding or selling shares to employees in respect of their association with the benefits of our expansion and the implementation of any company savings plan, (iv) delivering shares when rights are exercised that are attached to securities that grant access to our share via redemption, conversion, exchange, presentation of a warrant or in any other manner, (v) delivering shares in connection with external growth transactions, mergers, spin-offs or contributions, (vi) stimulating the secondary market for or the liquidity of our shares through an investment services provider, within the scope of a liquidity contract that complies with the ethics charter recognized by the AMF, or, lastly, (vii) canceling all or part of the shares thus repurchased.

The maximum repurchase price under the program was set by shareholders at the May 14, 2013 meeting at €13.00 per share and the maximum amount that we may allocate to the share repurchase program was set at €600 million. See Item 10. “Additional Information—Trading in Our Own Shares.”

The shareholders’ authorization for this 2013 share repurchase program is due to expire at the latest on November 14, 2014, which is 18 months after the date of the shareholders’ meeting that approved the program, unless superseded by a new program that may be adopted at our General Shareholders’ Meeting of April 24, 2014.

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

Our Board of Directors annually evaluates the independence of its members based on criteria set forth in its internal charter, which are based on the recommendations of the AFEP-MEDEF Code. We believe that these criteria for independence are generally consistent with those of the NYSE Manual (i.e., to qualify as “independent” under our charter, a director must not have any relations with our Company, our subsidiaries or our management that could impair his objective judgment). However, the specific tests of “independence” may differ on certain points. The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that the audit committee, the nominating/corporate governance committee and the compensation committee must be composed entirely of independent directors. At the date of this 20-F report, our board of directors consists of twelve independent directors (under the AFEP-MEDEF criteria) and our nominations and compensation committee consists includes one non-independent member.

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

8	List of Subsidiaries. Included herein in Note 41 to our Consolidated Financial Statements.
11	Code of Ethics (previously filed as Exhibit 11 to our annual Report on Form 20-F for the year ended December 31, 2003 and incorporated by reference herein and Ethics Guide).
12.1	Certification by Antoine Frérot, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Philippe Capron, Chief Finance Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Antoine Frérot, Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Philippe Capron, Chief Finance Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.	Consent of Independent Registered Public Accounting Firms.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VEOLIA ENVIRONNEMENT

By:	/s/ Antoine Frérot
Name:	Antoine Frérot

Title:	Chairman and Chief Executive Officer

Date: April 16, 2014

Report of Independent Registered Public Accounting Firms

Year ended December 31, 2013, 2012 and 2011

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the accompanying consolidated statements of financial position of Veolia Environnement and subsidiaries (hereafter the "Company") as of December 31, 2013, 2012 and 2011 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, 2012 and 2011 and the consolidated results of its operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1.1.4 – Changes in accounting method — to the consolidated financial statements, the Company adopted IFRS 10, 11, 12, IAS 28 revised and IAS 19 revised as of January 1, 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 16, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The Independent Registered Public Accounting Firms

Paris la Défense, France April 16, 2014
KPMG Audit A division of KPMG S.A.		ERNST & YOUNG et Autres

Jean-Paul Vellutini	Karine Dupré	Gilles Puissochet	Xavier Senent

Report of Independent Registered Public Accounting Firms

Year ended December 31, 2013

To the Board of Directors and Shareholders of Veolia Environnement,

We have audited the internal control over financial reporting as of December 31, 2013 of Veolia Environnement S.A. and subsidiaries (hereafter the "Company"), based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2013, 2012 and 2011 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flows statements and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2013, and our report dated April 16, 2014 expressed an unqualified opinion on those consolidated financial statements.

The Independent Registered Public Accounting Firms

Paris la Défense, France April 16, 2014
KPMG Audit A division of KPMG S.A.		ERNST & YOUNG et Autres

Jean-Paul Vellutini	Karine Dupré	Gilles Puissochet	Xavier Senent

Consolidated Financial Statements

Consolidated Statement of Financial Position

Assets

(€ million)		As of December 31, 2013	As of December 31, 2012 represented(1)	As of December 31, 2011 represented(1)	As of January 1, 2011 represented(1)
Goodwill	Note 4	3,486.3	3,911.9	4,796.2	5,585.5
Concession intangible assets	Note 5	2,099.3	2,373.1	2,219.3	1,963.9
Other intangible assets	Note 6	719.3	926.3	1,014.9	1,206.7
Property, plant and equipment	Note 7	4,160.5	4,706.3	6,497.4	8,109.6
Investments in joint ventures	Note 8	2,905.1	2,914,.8	3,167.1	3,066.1
Investments in associates	Note 9	385.0	477.7	360.8	371.1
Non-consolidated investments	Note 10	40.5	47.0	65.4	71.2
Non-current operating financial assets	Note 11	1,698.1	2,215.9	2,091.5	2,209.2
Non–current derivative instruments - Assets	Note 29	258.3	280.0	745.0	621.6
Other non-current financial assets	Note 12	2,492.0	2,441.3	2,864.6	2,434.8
Deferred tax assets	Note 13	859.2	1,018.7	1,065.0	1,588.7
Non-current assets		19,103.6	21,313.0	24,887.2	27,228.4
Inventories and work-in-progress	Note 14	434.5	614.9	664.5	725.1
Operating receivables	Note 14	6,944.1	8,573.8	8,836.5	9,887.5
Current operating financial assets	Note 11	97.9	167.0	165.2	187.9
Other current financial assets	Note 12	628.0	1,488.6	978.9	290.1
Current derivative instruments – Assets	Note 29	60.7	45.4	49.6	36.1
Cash and cash equivalents	Note 15	4,274.4	4,998.0	5,025.4	4,754.9
Assets classified as held for sale	Note 24	4,698.9	1,276.0	460.0	699.1
Current assets		17,138.5	17,163.7	16,180.1	16,580.7
TOTAL ASSETS		36,242.1	38,476.7	41,067.3	43,809.1

(1)

The consolidation standards presented in Note 1.1.4.1. and the IAS 19 revised Employee Benefits standard presented in Note 1.1.4.2. hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been represented accordingly.

Furthermore, pursuant to IFRS 5.28 and IAS 28.21, the Group amended, retrospectively, the presentation of its investment in Transdev Group, which has been transferred from “Securities classified as held for sale” to “Investments in joint ventures, equity accounted”.

The accompanying notes are an integral part of these consolidated financial statements.

Equity and Liabilities

(€ million)		As of December 31, 2013	As of December 31, 2012 represented(1)	As of December 31, 2011 represented(1)	As of January 1, 2011 represented(1)
Share capital		2,744.4	2,610.4	2,598.2	2,495.6
Additional paid-in capital		7,851.1	8,466.3	9,796.2	9,514.9
Reserves and retained earnings attributable to owners of the Company		(2,390.3)	(3,970.5)	(5,386.9)	(4,211.0)
Total equity attributable to owners of the Company	Note 16	8,205.2	7,106.2	7,007.5	7,799.5
Total equity attributable to non-controlling interests	Note 16.3	1,478.2	1,391.4	1,532.8	1,804.6
Equity	Note 16	9,683.4	8,497.6	8,540.3	9,604.1
Non-current provisions	Note 17	1,698.1	1,792.9	1,793.8	2,041.0
Non-current borrowings	Note 18	9,496.8	12,131.3	14,213.3	15,344.7
Non–current derivative instruments – Liabilities	Note 29	144.0	186.8	156.8	163.8
Deferred tax liabilities	Note 13	801.1	1,010.3	1,465.1	1,699.3
Non-current liabilities		12,140.0	15,121.3	17,629.0	19,248.8
Operating payables	Note 14	7,929.9	9,562.8	9,897.8	11,188.1
Current provisions	Note 17	439.7	466.7	533.6	634.7
Current borrowings	Note 18	2,912.8	3,606.1	3,753.2	2,370.5
Current derivative instruments – Liabilities	Note 29	37.9	73.6	85.0	51.1
Bank overdrafts and other cash position items	Note 15	216.1	252.7	390.5	339.6
Liabilities directly associated with assets classified as held for sale	Note 24	2,882.3	895.9	237.9	372.2
Current liabilities		14,418.7	14,857.8	14,898.0	14,956.2
TOTAL EQUITY AND LIABILITIES		36,242.1	38,476.7	41,067.3	43,809.1

(1)

The consolidation standards presented in Note 1.1.4.1. and the revised Employee Benefits standard presented in Note 1.1.4.2. hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been represented accordingly.

Furthermore, pursuant to IFRS 5.28 and IAS 28.21, the Group amended, retrospectively, the presentation of its investment in Transdev Group, which has been transferred from “Securities classified as held for sale” to “Investments in joint ventures, equity accounted”.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statement

(€ million)		Year ended December 31,
		2013(1)	2012(1) (3) represented	2011 (1) (3) represented
Revenue	Note 19	22,314.8	23,238.9	22,482.4
o/w Revenue from operating financial assets		175.9	184.4	188.4
Cost of sales		(18,959.9)	(19,563.0)	(18,881.3)
Selling costs		(536.0)	(532.9)	(516.7)
General and administrative expenses		(2,441.9)	(2,537.0)	(2,568.5)
Other operating revenue and expenses		113.5	105.3	56.1
Operating income	Note 20	490.5	711.3	572.0
Share of net income (loss) of equity-accounted entities		178.7	(11.9)	(136.5)
o/w share of net income (loss) of joint ventures	Note 8	160.3	(36.3)	(110.6)
o/w share of net income (loss) of associates	Note 9	18.4	24.4	(25.9)
Operating income after share of net income (loss) of equity-accounted entities		669.2	699.4	435.5
Finance costs	Note 21	(622.6)	(716.0)	(694.1)
Income from cash and cash equivalents	Note 21	46.4	71.8	102.0
Other financial income and expenses	Note 22	38.0	50.8	53.5
Income tax expense	Note 23	(128.3)	(52.9)	(439.1)
Share of net income (loss) of other equity-accounted entities	Notes 8 & 9	(51.5)	(45.3)	(470.9)
Net income (loss) from continuing operations		(48.8)	7.8	(1,013.1)
Net income (loss) from discontinued operations	Note 24	27.3	431.8	582.7
Net income for the year		(21.5)	439.6	(430.4)
Attributable to owners of the Company		(135.3)	404.0	(488.1)
Attributable to non-controlling interests in euros	Note 25	(113.8)	(35.6)	(57.7)
(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE(2)	Note 26
Diluted		(0.29)	0.79	(0.99)
Basic		(0.29)	0.79	(0.99)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE(2)	Note 26
Diluted		(0.32)	(0.15)	(2.16)
Basic		(0.32)	(0.15)	(2.16)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE(2)
Diluted		0.03	0.94	1.17
Basic		0.03	0.94	1.17

(1)

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

–

discontinued operations in the course of divestiture, i.e. water activities in Morocco and global urban lighting activities (Citelum);

–

discontinued operations divested, i.e. European wind energy activities divested in February 2013; the share of net income (loss) of the associate Berlin Water to December 2, 2013; regulated activities in the United Kingdom in the Water Division, divested in June 2012; solid waste activities in the United States in the Environmental Services Division, divested in November 2012;U.S. wind energy activities divested in December 2012; household assistance services (Proxiserve), divested in December 2011 and Environmental Services Division activities in Norway, divested in March 2011;

are presented in a separate line, Net income (loss) from discontinued operations, for the years ended December 31, 2013, 2012 and 2011.

Furthermore, as described in Note 3.3.4, the contribution of the Transdev Group was transferred to continuing operations for fiscal years 2013, 2012 and 2011.

(2)

The weighted average number of shares outstanding at December 31, 2013, is 523.5 million (basic and diluted) - See Note 26, Earnings per share.

Basic earnings per share is calculated by dividing adjusted net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the fiscal year. Pursuant to IAS 33.19 and IAS 12, net income attributable to owners of the Company has been adjusted to take into account the cost of the coupon payable to holders of deeply subordinated securities issued by Veolia Environnement.

(3)

The consolidation standards presented in Note 1.1.4.1. and the revised IAS 19 Employee Benefits standard presented in Note 1.1.4.2. hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been represented accordingly.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(€ million)	Year ended December 31,
	2013	2012(3) represented	2011(3) represented
Net income (loss) for the year	(21.5)	439.6	(430.4)
Actuarial gains and losses on pension obligations	17.3	(113.5)	(13.6)
Related income tax expense	1.3	12.6	(29.5)
Amount net of tax	18.6	(100.9)	(43.1)
Other items of comprehensive income not subsequently released to net income	18.6	(100.9)	(43.1)
o/w attributable to joint ventures(2)	2.1	(16.0)	(7.6)
o/w attributable to associates	(0.1)	(0.2)	0.1
Fair value adjustments on available-for-sale assets	3.0	5.9	(1.1)
Related income tax expense	0.6	(0.9)	0.4
Amount net of tax	3.6	5.0	(0.7)
Fair value adjustments on cash flow hedge derivatives	38.6	2.8	(48.7)
Related income tax expense	(13.0)	(1.0)	14.2
Amount net of tax	25.6	1.8	(34.5)
Foreign exchange gains and losses
• on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(255.2)	96.6	98.7
Amount net of tax	(255.2)	96.6	98.7
• On the net financing of foreign operations	89.3	88.9	(4.2)
• Related income tax expense	(0.6)	(2.5)	(82.3)
Amount net of tax	88.7	86.4	(86.5)
Other items of comprehensive income subsequently released to net income	(137.3)	189.8	(22.9)
o/w attributable to joint ventures(2)	(37.1)	2.7	79.8
o/w attributable to associates	(4.1)	5.0	(12.7)
Total Other comprehensive income(1)	(118.7)	88.9	(66.0)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(140.2)	528.5	(496.4)
Attributable to owners of the Company	(208.3)	507.2	(547.2)
Attributable to non-controlling interests	68.1	21.3	50.8

(1)

Other comprehensive income attributable to discontinued operations as defined in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, is -€1.5 million for the year ended December 31, 2013, €136.5 million for the year ended December 31, 2012 and -€19.8 million for the year ended December 31, 2011.

(2)

The share attributable to joint ventures mainly concerns Dalkia International, the Chinese Water concessions and Transdev Group.

(3)

The consolidation standards presented in Note 1.1.4.1. and the revised IAS 19 Employee Benefits standard presented in Note 1.1.4.2. hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been represented accordingly

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

(€ million)		Year ended December 31,
		2013	2012 (2) represented	2011(2) represented
Net income for the year		(21.5)	439.6	(430.4)
Operating depreciation, amortization, provisions and impairment losses	Note 20	1,507.0	1,472.8	1,616.1
Financial amortization and impairment losses		19.3	(4.1)	(2.8)
Gains/losses on disposal and dilution	Note 20	(181.4)	(710.1)	(608.0)
Share of net income (loss) of joint ventures	Note 8	(109.3)	60.1	572.1
Share of net income (loss) of associates	Note 9	(28.0)	(29.0)	24.7
Dividends received	Note 22	(3.1)	(3.3)	(2.8)
Finance costs and finance income	Note 21	599.6	680.1	632.2
Income tax expense	Note 23	133.8	151.1	471.0
Other items		54.0	115.9	75.3
Operating cash flow before changes in working capital		1,970.4	2,173.1	2,347.4
Changes in operating working capital	Note 14	(4.3)	31.4	(224.1)
Income taxes paid		(203.1)	(226.2)	(240.5)
Net cash from operating activities		1,763.0	1,978.3	1,882.8
Including Net cash from operating activities of discontinued operations (1)		65.9	160.7	132.8
Industrial investments	Note 39	(1,226.9)	(1,680.7)	(1,567.3)
Proceeds on disposal of intangible assets and property plant and equipment		120.2	94.1	117.0
Purchases of investments		(79.8)	(123.0)	(107.1)
Proceeds on disposal of financial assets (*)		807.1	2,827.2	1,784.8
Operating financial assets
New operating financial assets	Note 11	(224.2)	(249.5)	(182.5)
Principal payments on operating financial assets	Note 11	202.1	181.0	232.2
Dividends received (including dividends received from joint ventures and associates)	Notes 8, 9 & 22	115.2	123.3	135.7
New non-current loans granted		(698.3)	(141.1)	(1,089.2)
Principal payments on non-current loans		307.3	26.6	100.4
Net decrease/increase in current loans		345.7	(19.5)	(260.1)
Net cash used in investing activities		(331.6)	1,038.4	(836.1)
Including Net cash used in investing activities of discontinued operations (1)		610.9	2,413.2	205.6
Net increase/decrease in current borrowings	Note 18	(1,389.0)	(1,027.0)	(4.0)
New non-current borrowings and other debts	Note 18	164.0	1,065.6	502.6
Principal payments on non-current borrowings and other debts	Note 18	(1,577.1)	(1,593.7)	(261.5)
Proceeds on issue of shares		13.2	9.1	(2.8)
Share capital reduction		-	-	-
Transactions with non-controlling interests: partial purchases		(15.3)	(106.8)	(44.9)
Transactions with non-controlling interests: partial sales		2.7	(2.2)	0.1
Proceeds on issue of deeply subordinated securities	Notes 16 & 18	1,470.2	-	-
Coupons on deeply subordinated securities		(16.6)	-	-
Purchases of/proceeds from treasury shares		-	-	2.2
Dividends paid		(191.3)	(434.3)	(403.0)
Interest paid		(693.1)	(697.2)	(600.2)

(€ million)		Year ended December 31,
		2013	2012 (2) represented	2011(2) represented
Net cash used in financing activities		(2,232.3)	(2,786.5)	(811.5)
Including Net cash used in financing activities of discontinued operations (1)		(62.1)	107.6	(63.1)
NET CASH AT THE BEGINNING OF THE YEAR		4,745.3	4,634.9	4,415.3
Effect of foreign exchange rate changes and other		113.9	(119.8)	(15.6)
NET CASH AT THE END OF THE YEAR		4,058.3	4,745.3	4,634.9
Cash and cash equivalents	Note 15	4,274.4	4,998.0	5,025.4
Bank overdrafts and other cash position items	Note 15	216.1	252.7	390.5
NET CASH AT THE END OF THE YEAR		4,058.3	4,745.3	4,634.9

(*)

Proceeds on disposal of financial assets in the Consolidated Cash Flow Statement include financial disposals, cash and cash equivalents, bank overdrafts and other cash position items removed from the scope of consolidation.

In 2013, this amount includes, in particular, the divestiture of Berlin Water in the amount of €636 million, including the repayment of the VW Deutschland financial receivable for €547.7 million.

In 2012, this amount included, in particular, the disposal of regulated Water activities in the United Kingdom (€1,230 million) and solid waste activities in the United States in the Environmental Services Division (€1,461 million).

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Net cash flows attributable to discontinued operations as defined in IFRS 5 primarily concern:

a.

Norwegian activities in the Environmental Services Division, divested in March 2011;

b.

Household assistance services (Proxiserve), divested in December 2011;

c.

Regulated Water activities in the United Kingdom divested in June 2012;

d.

Solid waste activities in the United States in the Environmental Services Division, divested in November 2012;

e.

U.S. wind energy activities, divested in December 2012;

f.

European wind energy activities, divested in February 2013;

g.

The Berlin Water associate to December 2, 2013;

h.

Water activities in Morocco;

i.

Global urban lighting activities (Citelum).

Discontinued operations are presented in Notes 3 and 24.

(2)

The consolidation standards presented in Note 1.1.4.1. and the revised IAS 19 Employee Benefits standard presented in Note 1.1.4.2. hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been represented accordingly.

Statement of changes in equity

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of January 1, 2011, represented	499,126,367	2,495.6	9,514.9	(444.7)	(3,750.1)	18.0	(34.2)	7,799.5	1,804.6	9,604.1
Issues of share capital of the parent company	20,462,396	102.3	280.4	-	-	-	-	382.7	-	382.7
Parent company dividend distribution	-	-	-	-	(586.8)	-	-	(586.8)	-	(586.8)
Elimination of treasury shares	-	-	-	2.2	-	-	-	2.2	-	2.2
Share-based payments	64,197	0.3	0.9	-	1.8	-	-	3.0	-	3.0
Third party share in share capital increases of subsidiaries	-	-	-	-	-	-	-	-	-	-
Third party share in dividend distributions of subsidiaries	-	-	-	-	-	-	-	-	(199.7)	(199.7)
Transactions with non-controlling interests	-	-	-	-	(43.7)	-	-	(43.7)	(0.8)	(44.5)
Total transactions with non-controlling interests	20,526,593	102.6	281.3	2.2	(628.7)	-	-	(242.6)	(200.5)	(443.1)
Foreign exchange translation	-	-	-	-	-	104.7	-	104.7	(6.0)	98.7
Net foreign investments	-	-	-	-	-	(10.1)	-	(10.1)	4.8	(5.3)
Actuarial gains and losses on pension obligations	-	-	-	-	(40.1)	-	-	(40.1)	(3.0)	(43.1)
Fair value adjustments on cash flow hedge derivatives	-	-	-	-	-	(81.1)	(31.9)	(113.0)	(2.6)	(115.6)
Fair value adjustments on AFS assets	-	-	-	-	-	-	(0.6)	(0.6)	(0.1)	(0.7)
Total Other comprehensive income	-	-	-	-	(40.1)	13.5	(32.5)	(59.1)	(6.9)	(66.0)
Net income for the year	-	-	-	-	(488.1)	-	-	(488.1)	57.7	(430.4)
Total comprehensive income for the year	-	-	-	-	(528.2)	13.5	(32.5)	(547.2)	50.8	(496.4)
Other changes	-	-	-	-	(2.2)	-	-	(2.2)	(122.1)	(124.3)
As of December 31, 2011, represented	519,652,960	2,598.2	9,796.2	(442.5)	(4,909.2)	31.5	(66.7)	7,007.5	1,532.8	8,540.3

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total e quity
As of December 31, 2011, represented	519,652,960	2,598.2	9,796.2	(442.5)	(4,909.2)	31.5	(66.7)	7,007.5	1,532.8	8,540.3
Issues of share capital of the parent company	2,433,889	12.2	11.7	-	-	-	-	23.9	-	23.9
Parent company dividend distribution	-	-	(1,341.6)	-	987.8	-	-	(353.8)	-	(353.8)
Elimination of treasury shares	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	(1.1)	-	-	(1.1)	-	(1.1)
Third party share in share capital increases of subsidiaries	-	-	-	-	-	-	-	-	3.2	3.2
Third party share in dividend distributions of subsidiaries	-	-	-	-	-	-	-	-	(104.4)	(104.4)
Transactions with non-controlling interests	-	-	-	-	(67.4)	-	-	(67.4)	(72.1)	(139.5)
Total transactions with non-controlling interests	2,433,889	12.2	(1,329.9)	-	919.3	-	-	(398.4)	(173.3)	(571.7)
Foreign exchange translation	-	-	-	-	-	100.5	-	100.5	(3.9)	96.6
Net foreign investments	-	-	-	-	-	114.8	-	114.8	(3.9)	110.9
Actuarial gains and losses on pension obligations	-	-	-	-	(94.2)	-	-	(94.2)	(6.7)	(100.9)
Fair value adjustments on cash flow hedge derivatives	-	-	-	-	-	(24.5)	1.6	(22.9)	0.2	(22.7)
Fair value adjustments on AFS assets	-	-	-	-	-	-	5.0	5.0	-	5.0
Total Other comprehensive income	-	-	-	-	(94.2)	190.8	6.6	103.2	(14.3)	88.9
Net income for the year	-	-	-	-	404.0	-	-	404.0	35.6	439.6
Total comprehensive income for the year	-	-	-	-	309.8	190.8	6.6	507.2	21.3	528.5
Other changes	-	-	-	-	(10.1)	-	-	(10.1)	10.6	0.5
As of December 31, 2012, represented	522,086,849	2,610.4	8,466.3	(442.5)	(3,690.2)	222.3	(60.1)	7,106.2	1,391.4	8,497.6

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Deeply subordinated securities	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2012, represented	522,086,849	2,610.4	8,466.3		(442.5)	(3,690.2)	222.3	(60.1)	7,106.2	1,391.4	8,497.6
Issues of share capital of the parent company	26,788,859	134.0	93.3	-	-	-	-	-	227.3	-	227.3
Issues of deeply subordinated securities	-	-	-	1,470.2	-	-	-	-	1,470.2	-	1,470.2
Coupon on deeply subordinated securities	-	-	-	(16.6)	-	-	-	-	(16.6)	-	(16.6)
Parent company dividend distribution	-	-	(708.5)	-	-	353.0	-	-	(355.5)	-	(355.5)
Elimination of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	-	-	-	-
Third party share in share capital increases of subsidiaries	-	-	-	-	-	-	-	-	-	13.2	13.2
Third party share in dividend distributions of subsidiaries	-	-	-	-	-	-	-	-	-	(63.1)	(63.1)
Transactions with non-controlling interests	-	-	-	-	-	(1.0)	-	-	(1.0)	(13.5)	(14.5)
Total transactions with non-controlling interests	26,788,859	134.0	(615.2)	1,453.6	-	352.0	-	-	1,324.4	(63.4)	1,261.0
Foreign exchange translation	-	-	-	-	-	-	(204.3)	-	(204.3)	(50.9)	(255.2)
Net foreign investments	-	-	-	-	-	-	87.2	-	87.2	1.5	88.7
Actuarial gains and losses on pension obligations	-	-	-	-	-	18.2	-	-	18.2	0.4	18.6
Fair value adjustments on cash flow hedge derivatives	-	-	-	-	-	-	-	24.1	24.1	1.5	25.6
Fair value adjustments on AFS assets	-	-	-	-	-	-	-	1.8	1.8	1.8	3.6
Total Other comprehensive income	-	-	-	-	-	18.2	(117.1)	25.9	(73.0)	(45.7)	(118.7)
Net income for the year	-	-	-	-	-	(135.3)	-	-	(135 .3)	113.8	(21.5)
Total comprehensive income for the year	-	-	-	-	-	(117.1)	(117.1)	25.9	(208.3)	68.1	(140.2)
Other changes	-	-	-	-	-	(17.1)	-	-	(17.1)	82.1	65.0
As of December 31, 2013	548,875,708	2,744.4	7,851.1	1,453.6	(442.5)	(3,472.4)	105.2	(34.2)	8,205.2	1,478.2	9,683.4

The dividend distribution per share for fiscal year 2013 is €0.70, compared with €0.70 for fiscal year 2012 and €0.70 for fiscal year 2011.

A dividend distribution of €0.70 per share is proposed to the Annual General Shareholders’ Meeting of April 24, 2014.

The total dividend paid recorded in the Consolidated Cash Flow Statement of €191 million, €434 million and €403 million for the years ended December 31, 2013, 2012 and 2011, respectively, breaks down as follows:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Parent company dividend distribution	(355)	(354)	(587)
Third party share in dividend distributions of subsidiaries	(63)	(104)	(200)
Scrip dividend (1)	227	24	384
TOTAL DIVIDEND PAID	(191)	(434)	(403)
(1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Notes to the Consolidated Financial Statements

Note 1

Accounting principles and methods

14

Note 2

Use of management estimates in the application of Group accounting standards

46

Note 3

Significant events

48

Note 4

Goodwill

54

Note 5

Concession intangible assets

58

Note 6

Other intangible assets

60

Note 7

Property, plant and equipment

62

Note 8

Investments in joint ventures

65

Note 9

Investments in associates

70

Note 10

Non-consolidated investments

71

Note 11

Non-current and current operating financial assets

72

Note 12

Other non-current and current financial assets

76

Note 13

Deferred tax assets and liabilities

81

Note 14

Working capital

85

Note 15

Cash and cash equivalents

96

Note 16

Equity

98

Note 17

Non-current and current provisions

103

Note 18

Non-current and current borrowings

109

Note 19

Revenue

116

Note 20

Operating income

117

Note 21

Net finance costs

121

Note 22

Other financial income and expenses

122

Note 23

Income tax expense

123

Note 24

Assets classified as held for sale, discontinued operations and divestitures

125

Note 25

Net income (loss) attributable to non-controlling interests

130

Note 26

Earnings per share

131

Note 27

Additional information on the fair value of financial assets and liabilities
(excluding derivatives)

132

Note 28

Financial risk management

137

Note 29

Derivatives

148

Note 30

Employee Benefit obligation

159

Note 31

Construction contracts

170

Note 32

Operating leases

171

Note 33

Tax audits

172

Note 34

Off-balance sheet commitments and collateral

173

Note 35

Contingent assets and liabilities

179

Note 36

Greenhouse gas emission rights

182

Note 37

Related party transactions

183

Note 38

Consolidated employees

186

Note 39

Reporting by operating segment

187

Note 40

Subsequent events

192

Note 41

Main companies included in the consolidated financial statements

194

Note 42

Audit fees

200

Note 1 Accounting principles and methods

1.1 Accounting standards framework

1.1.1

Basis underlying the preparation of the financial information

Pursuant to Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation no.297/2008 of March 11, 2008, the consolidated financial statements for the year ended December 31, 2013 are presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB). These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

These financial statements are accompanied, for comparative purposes, by financial statements for fiscal years 2012 and 2011 drawn up in accordance with the same standards framework.

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Veolia Environnement refers to other IFRS dealing with similar or related issues and the conceptual framework. Where appropriate, the Group may use other standard references and in particular U.S. standards.

1.1.2

Standards, standard amendments and interpretations applicable from fiscal year 2013

The accounting principles and valuation rules applied by the Group in preparing the consolidated financial statements for the year ended December 31, 2013 are identical to those applied by the Group as of December 31, 2012, with the exception of the following standards, standard amendments and interpretations which came into mandatory effect as of January 1, 2013:

•

IAS 19, revised, mainly eliminating the possibility of deferring the recognition of actuarial gains and losses (the corridor approach)

•

IFRS 10, Consolidated financial statements

•

IFRS 11, Joint Arrangements

•

IFRS 12, Disclosure of interests in other entities

•

IAS 28, Investments in associates and joint ventures

•

Amendments to IFRS 10, IFRS 11 and IFRS 12 specifying transitional measures

•

IFRS 13, Fair value measurement

•

Amendments resulting from the IFRS annual improvement process (2009-2011 cycle)

•

Amendments to IFRS 7, Financial Instruments: Offsetting financial assets and liabilities.

The first-time application of a certain number of these texts impacted the Group consolidated financial statements, as explained in Note 1.1.4, Changes in accounting method.

1.1.3

Texts which enter into mandatory effect after December 31, 2013

•

Amendments to IAS 32, seeking to clarify the principles for offsetting financial assets and liabilities

•

IFRS 9, Financial Instruments

•

Amendments to IFRS 7 relating to disclosures on transition to IFRS 9

•

IFRIC 21, Levies, which provides guidance on when to recognize a liability for a levy imposed by a government

•

Amendments to IAS 36, Impairment of Assets, relating to required disclosures on the recoverable amount of non-financial assets

•

Amendments to IAS 39, Financial Instruments :Recognition and Measurement, on novation of derivatives and continuation of hedge accounting

•

Amendments to IAS 19, Employee Benefits: employee contributions to defined benefit plans, aimed at simplifying the accounting for contributions that are independent of the number of years of employee service

•

Amendments resulting from the IFRS annual improvement process (2010-2012 and 2011-2013 cycles).

Subject to their definitive adoption by the European Union, these standards, standard amendments and interpretations are of mandatory application from January 1, 2014 or later. The Group is currently assessing the potential impact of the first-time application of these texts.

1.1.4

Changes in accounting method

1.1.4.1

First-time application of the new consolidation standards

The consolidation standards detailed above (IFRS 10, IFRS 11 and IFRS 12) were published in May 2011 and provide for retrospective application from fiscal years beginning on or after January 1, 2013. These standards were adopted by the European Union on December 29, 2012, with mandatory retrospective application from January 1, 2014 at the latest. Early adoption of these standards was however authorized.

The consolidated financial statements of the Group are prepared in accordance with IFRS as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

Accordingly, the Group has adopted these new standards early, with effect from January 1, 2013.

Impact of the first-time application of IFRS 10, Consolidated Financial Statements

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

With a view to the first-time application of this standard, the Group undertook an analysis of its investments to determine the level of control exercised over them pursuant to the new definition of control, covering all periods presented. In order to assess the three control criteria defined in IFRS 10, the Group developed an analysis framework encompassing specific situations involving several partners in a complex contractual environment.

The procedures performed did not identify any material impact of the first-time application of this standard (see Note 1.1.4.4).

Impact of first-time application of IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers. This new standard deals with how a joint arrangement should be classified when two or more parties have joint control. Pursuant to this new standard, there are only two types of joint arrangement: joint ventures and joint operations. Classification is based on the rights and obligations of the parties to the arrangement, taking into consideration the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances.

A joint venture is a joint arrangement whereby the parties (joint venturers) that have joint control of the arrangement have rights to the net assets of the arrangement.

A joint operation is a joint arrangement whereby the parties (joint operators) have direct rights to the assets and obligations for the liabilities, relating to the arrangement.

IAS 31 defined three types of joint arrangement, based primarily on the legal form thereof. Pursuant to IAS 31, the Group accounted for its joint arrangements, classified as joint ventures, using the proportionate consolidation method.

Pursuant to IFRS 11, joint arrangements classified as joint ventures must be accounted for using the equity method (proportionate consolidation is no longer authorized). Each joint operator in a joint operation must account for the assets and liabilities (income and expenses) relating to its interest in the joint operation.

Given the changes concerning the forms of joint arrangements and to consolidation methods, the Group undertook a review of its joint arrangements, covering all periods presented.

The main arrangements under joint control within the Group qualify as joint ventures pursuant to IFRS 11 and must therefore be equity-accounted in accordance with IFRS 11.

The impacts of the first-time application of IFRS 11 on joint operations are presented in Note 1.1.4.4.

Impact of the first-time application of IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 concerns the disclosure of interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. First-time application of this standard results in the provision of more detailed disclosures in the notes to the financial statements.

Impact of first-time application of IAS 28, revised

The first-time application of this revised standard has no impact on the consolidated financial statements of the Group. The amendments to this standard are primarily the result of the new consolidation standards referred to above.

1.1.4.2

First-time application of the revised employee benefits standard

In June 2011, the IASB published a revised Employee Benefits standard, IAS 19R, subsequently approved by the European Parliament on June 5, 2012. This standard is applicable to fiscal years commencing on or after January 1, 2013 and is of retrospective application.

The main changes to this revised standard are as follows:

-

Immediate recognition of actuarial gains and losses in Other Comprehensive Income, removing the “corridor” option contained in the previous version of the standard. As the Group historically elected to apply the “SORIE” option, consisting in the immediate recognition of actuarial gains and losses arising in Other Comprehensive Income, this amendment has no impact on the consolidated financial statements;

-

Immediate recognition in profit or loss of all past service costs; the recognition of past services costs relating to unvested post-employment benefits, through their deferral and recognition over the residual vesting period is therefore removed. Accordingly, all plan amendments and new plan introductions are recognized immediately and in full in profit or loss of the period;

-

Introduction of a new concept: net interest on the net defined benefit liability (asset) is determined by multiplying the net defined benefit liability (asset) by the discount rate used to calculate the defined benefit obligation. In practice, the expected return on plan assets in the previous version of the standard is replaced by the discount rate used to measure the defined benefit obligation.

1.1.4.3

First-time application of the new fair value measurement standard

IFRS 13 is a transversal standard applicable to all IFRS applying the fair value concept for measurement or disclosure purposes.

This standard seeks to define fair value, set out a framework for measuring fair value and clarify the disclosures required about fair value measurements.

This standard does not change the application scope of fair value within IFRS, but provides a certain number of clarifications on measurement and disclosures.

First-time application of this revised standard, of prospective application, does not have a material impact on the consolidated financial statements of the Group for the year ended December 31, 2013.

1.1.4.4

Impact of the first-time application of these new standards on the consolidated financial statements

The main entities concerned by the application of these standards and, in particular, IFRS 11 are:

-

Dalkia International, a joint venture in the Energy Services Division held 75% by Dalkia and 25% by EDF ;

-

Proactiva group, a joint venture in the “Other Segments” Division, held 50% with FCC until November 28, 2013, the date of acquisition of control (see Note 3.3);

-

The Chinese Water concessions, comprising approximately twenty joint ventures in the Water Division with ultimate percentage interests of between 21% and 50%. The most significant concessions, in terms of revenue, are Shenzhen and Shanghai;

-

Transdev Group, a joint venture between Caisse des dépôts et consignations and Veolia Environnement.

Impact of the first-time application of these new standards on the Group Consolidated Income Statements for the periods presented

The various lines of the Group Consolidated Income Statements presented below reflect the Consolidated Income Statement in its current presentation format, following the entry into effect of the new consolidation standards and recommendation no. 2013-01 issued by the French Accounting Standards Authority (Autorité des Normes Comptables, ANC) on April 4, 2013 on the presentation of the share of net income of equity-accounted entities in Consolidated Income Statements prepared in accordance with international accounting standards. In application of this recommendation and taking account of the nature of the activities of the Group’s equity-accounted entities, the share of net income of the Group's equity-accounted entities, representing an extension of the Group’s businesses, is included in the line "Operating income after share of net income (loss) of equity-accounted entities”.

Accordingly, as described in Note 3.3.4 and given the Group’s confirmed desire to continue its withdrawal from Transdev, the investments in Transdev/SNCM do not represent an extension of the Group’s businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013. The share of net income is therefore presented on the line “Share of net income (loss) of other equity-accounted entities”.

These tables also present the impact of the reclassification of net income of operations divested or in the course of divestiture (solid waste activities in the United States, regulated water activities in the United Kingdom, U.S. and European wind energy activities, Water activities in Morocco, and the contribution of Berlin Water) to “Net income of discontinued operations” in accordance with IFRS 5 (see Note 24). While this is not an impact of a new standard, the IFRS 5 column was included to facilitate the reconciliation of published and represented comparative figures.

(€ million)	Year-ended Dec. 31, 2011, published	IFRS 5		First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	Year-ended Dec. 31, 2011, represented
Revenue	29,647.3	(947.1)		(538.9)	(5,678.9)	(6,217.8)	0	22,482.4
Operating income	1,017.2	(159.2)		(67.5)	(220.9)	(288.4)	2.4	572.0
Operating income after share of net income (loss) of equity-accounted entities	1,017.2	(167.5)		(37.0)	(378.9)	(415.9)	1.7	435.5
Net income (loss) from continuing operations	(314.2)	(520.6)	*	(16.3)	(159.4)	(175.7)	(2.6)	(1,013.1)
Net income (loss) from discontinued operations	(2.4)	520.6	*	0	66.4	66.4	(1.9)	582.7
Net income for the year	(316.6)	0.0		(16.2)	(93.1)	(109.3)	(4.5)	(430.4)
Attributable to owners of the Company	(489.8)	0		5.5	2	7.5	(5.8)	(488.1)
Attributable to non-controlling interests	(173.2)	0		21.7	95.1	116.8	(1.3)	(57.7)
Net income (loss) attributable to owners of the Company
- diluted	(0.99)	0		0	0	0	0	(0.99)
- basic	(0.99)	0		0	0	0	0	(0.99)
* including the reclassification of Veolia Transdev (see Note 3): -€399 million

(€ million)	Year-ended Dec. 31, 2011, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	Year-ended Dec. 31, 2011, represented
Net income (loss) for the year	(316.6)	(16.2)	(93.1)	(109.3)	(4.5)	(430.4)
Other items of comprehensive income not subsequently released to net income	(59.5)	0	4.0	4.0	12.4	(43.1)
Other items of comprehensive income subsequently released to net income	(43.4)	1.5	19.0	20.5	0	(22.9)
Total comprehensive income for the year	(419.5)	(14.7)	(70.1)	(84.8)	7.9	(496.4)

(€ million)	Year-ended Dec. 31, 2012, published	IFRS 5		First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	Year-ended Dec. 31, 2012, represented
Revenue	29,438.5	0.0		(552.5)	(5,647.1)	(6,199.6)	0.0	23,238.9
Operating income	1,095.0	0.0		(65.9)	(329.4)	(395.3)	11.6	711.3
Operating income after share of net income (loss) of equity-accounted entities	1,095.0	(22.4)		(35.8)	(348.2)	(384.0)	10.8	699.4
Net income (loss) from continuing operations	143.7	(61.4)	(*)	(15.5)	(65.6)	(81.1)	6.6	7.8
Net income (loss) from discontinued operations	386.1	61.4	(*)	0.0	(11.2)	(11.2)	(4.5)	431.8
Net income (loss) for the year	529.8	0.0		(15.5)	(76.8)	(92.3)	2.1	439.6
Attributable to owners of the Company	393.8	0.0		7.2	1.0	8.2	2.0	404.0
Attributable to non-controlling interests	(136.0)	0.0		22.7	77.8	100.5	(0.1)	(35.6)
Net income (loss) attributable to owners of the Company
- diluted	0.78	0		0.01	0	0.01	0	0.79
- basic	0.78	0		0.01	0	0.01	0	0.79
(*) including the reclassification of Veolia Transdev: €25.3 million

(€ million)	Year-ended Dec. 31, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	Year-ended Dec. 31, 2012, represented
Net income (loss) for the year	529.8	(15.5)	(76.8)	(92.3)	2.1	439.6
Other items of comprehensive income not subsequently released to net income	(111.2)	0.0	4.4	4.4	5.9	(100.9)
Other items of comprehensive income subsequently released to net income	214.6	(1.3)	(23.5)	(24.8)	0.0	189.8
Total comprehensive income for the year	633.2	(16.8)	(95.9)	(112.7)	8.0	528.5

Impact of the first-time application of these new standards on the Group Consolidated Statements of Financial Position for the periods presented

(€ million)	As of January 1, 2011, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	As of January 1, 2011, represented
Goodwill	6,840.2	(179.6)	(1,075.1)	(1,254.7)		5,585.5
Concession intangible assets	4,164.6	(9.3)	(2,191.4)	(2,200.7)		1,963.9
Other intangible assets	1,505.8	(4.1)	(295.0)	(299.1)		1,206.7
Property, plant and equipment	9,703.3	(196.2)	(1,397.5)	(1,593.7)		8,109.6
Investments in joint ventures	0.0	231.0	2,837.5	3,068.5	(2.4)	3,066.1
Investments in associates	311.7	(0.9)	60.3	59.4		371.1
Non-consolidated investments	130.7	(32.8)	(26.7)	(59.5)		71.2
Non-current operating financial assets	5,255.3	(18.0)	(3,028.1)	(3,046.1)		2,209.2
Non-current derivative instruments - Assets	621.1	0.0	0.5	0.5		621.6
Other non-current financial assets	773.1	(27.3)	1,689.0	1,661.7		2,434.8
Deferred tax assets	1,749.6	(8.8)	(168.6)	(177.4)	16.5	1,588.7
Non-current assets	31,055.4	(246.0)	(3,595.1)	(3,841.1)	14.1	27,228.4
Inventories and work-in-progress	1,130.6	(18.2)	(387.3)	(405.5)		725.1
Operating receivables	12,488.7	(102.6)	(2,498.6)	(2,601.2)		9,887.5
Current operating financial assets	373.3	(5.5)	(179.9)	(185.4)		187.9
Other current financial assets	132.3	0.1	157.7	157.8		290.1
Current derivative instruments - Assets	34.6	0.0	1.5	1.5		36.1
Cash and cash equivalents	5,406.8	(81.2)	(570.7)	(651.9)		4,754.9
Assets classified as held for sale	805.6	0.0	(106.5)	(106.5)		699.1
Current assets	20,371.9	(207.4)	(3,583.8)	(3,791.2)	0.0	16,580.7
TOTAL ASSETS	51,427.3	(453.4)	(7,178.9)	(7,632.3)	14.1	43,809.1
Total equity attributable to owners of the company	7,875.9	25.6	(31.2)	(5.6)	(70.8)	7,799.5
Total equity attributable to non-controlling interests	2,928.5	(103.3)	(1,011.6)	(1,114.9)	(9.0)	1,804.6
Equity	10,804.4	(77.7)	(1,042.8)	(1,120.5)	(79.8)	9,604.1
Non-current provisions	2,313.9	(70.1)	(296.7)	(366.8)	93.9	2,041.0
Non-current borrowings	17,896.1	(19.3)	(2,532.1)	(2,551.4)		15,344.7
Non-current derivative instruments - Liabilities	195.1	0.0	(31.3)	(31.3)		163.8
Deferred tax liabilities	2,101.4	(9.1)	(393.0)	(402.1)		1,699.3
Non-current liabilities	22,506.5	(98.5)	(3,253.1)	(3,351.6)	93.9	19,248.8
Operating payables	13,773.9	(94.1)	(2,491.7)	(2,585.8)		11,188.1
Current provisions	689.9	(3.9)	(51.3)	(55.2)		634.7
Current borrowings	2,827.1	(189.8)	(266.8)	(456.6)		2,370.5
Current derivative instruments - Liabilities	51.7	0.1	(0.7)	(0.6)		51.1
Bank overdrafts and other cash position items	387.0	10.5	(57.9)	(47.4)		339.6
Liabilities directly associated with assets classified as held for sale	386.8	0	(14.6)	(14.6)		372.2
Current liabilities	18,116.4	(277.2)	(2,883.0)	(3,160.2)	0.0	14,956.2
TOTAL EQUITY AND LIABILITIES	51,427.3	(453.4)	(7,178.9)	(7,632.3)	14.1	43,809.1

As of January 1, 2011, the impact of application of these new standards on equity attributable to non-controlling interests mainly concerns the equity-accounting of companies previously accounted for using proportionate consolidation and particularly:

-

Berlin Water activities in the amount of €(678.7) million

-

Dalkia International in the amount of €(262.0) million

(€ million)	As of Dec. 31, 2011, published	IFRS 5	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	Year ended Dec. 31, 2011, represented
Goodwill	5,795.9		(172.9)	(826.8)	(999.7)	0.0	4,796.2
Concession intangible assets	4,629.1		(8.6)	(2,401.2)	(2,409.8)	0.0	2,219.3
Other intangible assets	1,280.8		(28.0)	(237.9)	(265.9)	0.0	1,014.9
Property, plant and equipment	8,488.3		(198.4)	(1,792.5)	(1,990.9)	0.0	6,497.4
Investments in joint ventures	0.0	227.5	237.6	2,706.1	2,943.7	(4.1)	3,167.1
Investments in associates	325.2		0.2	35.4	35.6	0.0	360.8
Non-consolidated investments	106.3		(32.4)	(8.5)	(40.9)	0.0	65.4
Non-current operating financial assets	5,088.3		(16.4)	(2,980.4)	(2,996.8)	0.0	2,091.5
Non-current derivative instruments - Assets	742.8		0.0	2.2	2.2	0.0	745.0
Other non-current financial assets	736.5		(28.1)	2,156.2	2,128.1	0.0	2,864.6
Deferred tax assets	1,263.9		(11.0)	(198.6)	(209.6)	10.7	1,065.0
Non-current assets	28,457.1	227.5	(258.0)	(3,546.0)	(3,804.0)	6.6	24,887.2
Inventories and work-in-progress	1,020.8		(21.5)	(334.8)	(356.3)	0.0	664.5
Operating receivables	11,427.6		(119.9)	(2,471.2)	(2,591.1)	0.0	8,836.5
Current operating financial assets	357.0		(5.0)	(186.8)	(191.8)	0.0	165.2
Other current financial assets	114.6		0.1	864.2	864.3	0.0	978.9
Current derivative instruments - Assets	48.1		0.0	1.5	1.5	0.0	49.6
Cash and cash equivalents	5,723.9		(85.8)	(612.7)	(698.5)	0.0	5,025.4
Assets classified as held for sale	3,256.5	(227.5)	0.0	(2,569.0)	(2,569.0)	0.0	460.0
Current assets	21,948.5	(227.5)	(232.1)	(5,308.8)	(5,540.9)	0.0	16,180.1
TOTAL ASSETS	50,405.6	0.0	(490.1)	(8,854.8)	(9,344.9)	6.6	41,067.3
Total equity attributable to owners of the company	7,069.7		33.0	(31.2)	1.8	(64.0)	7,007.5
Total equity attributable to non-controlling interests	2,765.4		(104.2)	(1,121.5)	(1,225.7)	(6.9)	1,532.8
Equity	9,835.1		(71.2)	(1,152.7)	(1,223.9)	(70.9)	8,540.3
Non-current provisions	2,077.1		(75.4)	(285.4)	(360.8)	77.5	1,793.8
Non-current borrowings	16,706.7		(15.9)	(2,477.5)	(2,493.4)	0.0	14,213.3
Non-current derivative instruments - Liabilities	215.4		0.0	(58.6)	(58.6)	0.0	156.8
Deferred tax liabilities	1,891.1		(13.9)	(412.1)	(426.0)	0.0	1,465.1
Non-current liabilities	20,890.3		(105.2)	(3,233.6)	(3,338.8)	77.5	17,629.0
Operating payables	12,598.6		(111.2)	(2,589.6)	(2,700.8)	0.0	9,897.8
Current provisions	604.8		(3.0)	(68.2)	(71.2)	0.0	533.6
Current borrowings	3,942.3		(200.1)	11.0	(189.1)	0.0	3,753.2
Current derivative instruments - Liabilities	81.5		0.0	3.5	3.5	0.0	85.0
Bank overdrafts and other cash position items	440.2		0.6	(50.3)	(49.7)	0.0	390.5
Liabilities directly associated with assets classified as held for sale	2,012.8		0.0	(1,774.9)	(1,774.9)	0.0	237.9
Current liabilities	19,680.2		(313.7)	(4,468.5)	(4,782.2)	0.0	14,898.0
TOTAL EQUITY AND LIABILITIES	50,405.6		(490.1)	(8,854.8)	(9,344.9)	6.6	41,067.3

(€ million)	As of Dec. 31, 2012, published	IFRS 5	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	As of Dec. 31, 2012, represented
Goodwill	4,795.0		(189.6)	(693.5)	(883.1)	0.0	3,911.9
Concession intangible assets	4,518.6		(8.2)	(2,137.3)	(2,145.5)	0.0	2,373.1
Other intangible assets	1,142.9		(6.6)	(210.0)	(216.6)	0.0	926.3
Property, plant and equipment	6,837.9		(200.1)	(1,931.5)	(2,131.6)	0.0	4,706.3
Investments in joint ventures	0.0	193.6	246.0	2,476.7	2,722.7	(1.5)	2,914.8
Investments in associates	441.5		(0.3)	36.5	36.2	0.0	477.7
Non-consolidated investments	77.4		(38.2)	7.8	(30.4)	0.0	47.0
Non-current operating financial assets	2,650.7		(17.4)	(417.4)	(434.8)	0.0	2,215.9
Non-current derivative instruments - Assets	277.6		0.0	2.4	2.4	0.0	280.0
Other non-current financial assets	589.0		(32.2)	1,884.5	1,852.3	0.0	2,441.3
Deferred tax assets	1,243.1		(13.0)	(220.0)	(233.0)	8.6	1,018.7
Non-current assets	22,573.7	193.6	(259.6)	(1,201.8)	(1,461.4)	7.1	21,313.0
Inventories and work-in-progress	1,018.4		(22.2)	(381.3)	(403.5)	0.0	614.9
Operating receivables	10,305.9		(125.0)	(1,607.0)	(1,732.0)	(0.1)	8,573.8
Current operating financial assets	202.0		(4.6)	(30.4)	(35.0)	0.0	167.0
Other current financial assets	944.8		(25.5)	569.3	543.8	0.0	1,488.6
Current derivative instruments - Assets	45.2		0.0	0.2	0.2	0.0	45.4
Cash and cash equivalents	5,547.8		(54.6)	(495.2)	(549.8)	0.0	4,998.0
Assets classified as held for sale	3,974.3	(193.6)	0.0	(2,500.9)	(2,500.9)	(3.8)	1,276.0
Current assets	22,038.4	(193.6)	(231.9)	(4,445.3)	(4,677.2)	(3.9)	17,163.7
TOTAL ASSETS	44,612.1	0.0	(491.5)	(5,647.1)	(6,138.6)	3.2	38,476.7
Total equity attributable to owners of the company	7,152.1		41.9	(31.9)	10.0	(55.9)	7,106.2
Total equity attributable to non-controlling interests	1,973.6		(128.5)	(447.4)	(575.9)	(6.3)	1,391.4
Equity	9,125.7		(86.6)	(479.3)	(565.9)	(62.2)	8,497.6
Non-current provisions	2,092.7		(81.3)	(284.0)	(365.3)	65.5	1,792.9
Non-current borrowings	13,083.7		(5.2)	(947.2)	(952.4)	0.0	12,131.3
Non-current derivative instruments - Liabilities	235.1		0.0	(48.4)	(48.4)	0.1	186.8
Deferred tax liabilities	1,392.5		(13.1)	(368.9)	(382.0)	(0.2)	1,010.3
Non-current liabilities	16,804.0		(99.6)	(1,648.5)	(1,748.1)	65.4	15,121.3
Operating payables	11,598.7		(129.4)	(1,906.5)	(2,035.9)	0.0	9,562.8
Current provisions	543.0		(3.9)	(72.4)	(76.3)	0.0	466.7
Current borrowings	3,629.2		(168.9)	145.8	(23.1)	0.0	3,606.1
Current derivative instruments - Liabilities	71.8		0.0	1.8	1.8	0.0	73.6
Bank overdrafts and other cash position items	288.7		(3.1)	(32.9)	(36.0)	0.0	252.7
Liabilities directly associated with assets classified as held for sale	2,551.0		0.0	(1,655.1)	(1,655.1)	0.0	895.9
Current liabilities	18,682.4		(305.3)	(3,519.3)	(3,824.6)	0.0	14,857.8
TOTAL EQUITY AND LIABILITIES	44,612.1		(491.5)	(5,647.1)	(6,138.6)	3.2	38,476.7

Impact of the first-time application of these new standards on the Group Consolidated Cash Flow Statements for the periods presented

(€ million)	CFS for the year ended Dec. 31, 2011, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	CFS for the year ended Dec. 31, 2011, represented
Net cash from operating activities	2,944.0	(98.4)	(962.8)	(1,061.2)	0.0	1,882.8
Net cash used in investing activities	(1,137.6)	90.6	210.9	301.5	0.0	(836.1)
Net cash used in financing activities	(1,375.9)	12.5	551.9	564.4	0.0	(811.5)
Effect of foreign exchange rate changes and other	(166.6)	0.6	150.4	151.0	0.0	(15.6)
Net cash at the beginning of the year	5,019.8	(91.7)	(512.8)	(604.5)	0.0	4,415.3
Net cash at the end of the year	5,283.7	(86.4)	(562.4)	(648.8)	0.0	4,634.9

(€ million)	CFS for the year ended Dec. 31, 2012, published	First-time application of IFRS 10	First-time application of IFRS 11	First-time application of consolidation standards	First-time application of IFRS 19 R	CFS for the year ended Dec. 31, 2012, represented
Net cash from operating activities	2,851.5	(111.6)	(761.6)	(873.2)	0.0	1,978.3
Net cash used in investing activities	427.9	58.1	552.4	610.5	0.0	1,038.4
Net cash used in financing activities	(3,114.8)	59.9	268.4	328.3	0.0	(2,786.5)
Effect of foreign exchange rate changes and other	(189.2)	28.5	40.9	69.4	0.0	(119.8)
Net cash at the beginning of the year	5,283.7	(86.4)	(562.4)	(648.8)	0.0	4,634.9
Net cash at the end of the year	5,259.1	(51.5)	(462.3)	(513.8)	0.0	4,745.3

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

The Veolia Environnement consolidated financial statements for the year ended December 31, 2013 were adopted by the Board of Directors on February 26, 2014 and will be presented for approval at the Annual General Shareholders’ Meeting on April 24, 2014.

1.3 Basis of presentation as of December 31, 2013

The consolidated financial statements are presented in millions of euros, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA, the entities it controls (its subsidiaries) and the entities over which it exercises significant influence. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to December 31, 2013, in accordance with uniform accounting policies and methods.

The Group reassess whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

1.4 Principles of Consolidation

1.4.1

Controlled entities

Veolia Environnement fully consolidates all entities over which it exercises control.

Definition of control

Control exists when the Group (i) holds power over an entity, (ii) is exposed or has rights to variable returns from its involvement with the entity and (iii) has the ability to use its power over the entity to effect the amount of its returns.

Full consolidation

The Group consolidates a subsidiary in its consolidated financial statements from the date it obtains control of the entity to the date it ceases to control the entity.

Non-controlling interests represent the equity in a subsidiary that is not directly or indirectly attributable to the Group.

Net income and each component of other comprehensive income are attributed to owners of the Company and to non-controlling interests. Total comprehensive income of subsidiaries is attributed to owners of the Company and to non-controlling interests, even if this results in non-controlling interests having a deficit balance.

Change in ownership interests in consolidated subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in a change in control over the subsidiaries are accounted for as equity transactions, as they are transactions performed by shareholders acting in this capacity.

The effects of these transactions are recognized in equity at their net-of-tax amount and do not therefore impact the Consolidated Income Statement of the Group.

These transactions are presented in financing activities in the Consolidated Cash Flow Statement.

1.4.2

Investments in joint ventures and associates

Definitions

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control of those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the entity have rights to its net assets.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Equity method

The results and assets and liabilities of associates or joint ventures are incorporated in the Group consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with the provisions of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

Under the equity method, the investment in the associate or joint venture is initially recognized at acquisition cost and subsequently adjusted to recognize the Group’s share of the net income and other comprehensive income of the associate or joint venture.

An investment is accounted for using the equity method from the date on which the entity becomes an associate or joint venture. On acquisition of the investment in an associate or joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the entity’s identifiable assets and liabilities is recognized as goodwill. Any excess of the net fair value of the entity’s identifiable assets and liabilities over the cost of the investment is recognized in profit or loss.

The share of net income (loss) of equity-accounted entities is included in the Group Consolidated Income Statement. Pursuant to recommendation no. 2013-01 issued by the French Accounting Standards Authority (Autorité des Normes Comptables, ANC) on April 4, 2013, the share of net income (loss) of equity-accounted entities must be included in “Operating income after share of net income (loss) of equity-accounted entities” or presented in a separate line “Share of net income (loss) of other equity-accounted entities” depending on whether the activities of such entities represent an extension of the Group’s businesses.

When a Group entity transacts with an associate or joint venture of the Group, profits and losses resulting from the transaction with the associate or joint venture are recognized in the Group consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

Impairment tests

The requirements of IAS 39, Financial Instruments: Recognition and Measurement, are applied to determine whether it is necessary to test an investment in an associate or joint venture for impairment. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36, Impairment of Assets.

Loss of significant influence or joint control

The equity method is discontinued from the date the investment ceases to be an associate or a joint venture. Where the Group retains a residual interest in the entity and that interest is a financial asset, the financial asset is measured at fair value at the date the investment ceases to be an associate or a joint venture.

Where an investment in an associate becomes an investment in a joint venture, or vice versa, the equity method continues to be applied and the change in ownership interest does not trigger remeasurement to fair value.

1.4.3

Investments in joint operations

Definition

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have direct rights to the assets, and obligations for the liabilities, relating to the arrangement.

Accounting for joint operations

As a joint operator in a joint operation, the Group recognizes in relation to its interest in the joint operation:

-

Its assets, including its share of any assets held jointly;

-

Its liabilities, including its share of any liabilities incurred jointly;

-

Its revenue from the sale of its share of the output arising from the joint operation;

-

Its share of the revenue from the sale of the output by the joint operation;

-

Its expenses, including its share of any expenses incurred jointly.

As a joint operator, the Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

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

1.5.2

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

When the Group is committed to a sales process leading to the loss of control of a subsidiary, all assets and liabilities of that subsidiary are reclassified as held for sale where the standard classification criteria are met, irrespective of whether the Group retains a residual interest in the entity after sale.

When the Group is committed to a sales process involving an investment or a portion of an investment in an associate or joint venture, the investment or portion of the investment for sale is classified as held for sale from the date the standard classification criteria are met and the equity method is no longer applied to the investment or portion of the investment classified as held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale. After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with IAS 39, unless the retained interest continues to be an associate or a joint venture, in which case the equity method is applied.

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

•

Is part of a single coordinated plan to dispose of a separate major line of business or major geographical area of operations or;

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

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
U.S. Dollar	0.7251	0.7579	0.7729
Pound Sterling	1.1995	1.2253	1.1972
Chinese Renminbi yuan	0.1198	0.1216	0.1226
Australian Dollar	0.6483	0.7867	0.7860

Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2013	Average annual rate 2012	Average annual rate 2011
U.S. Dollar	0.7529	0.7778	0.7185
Pound Sterling	1.1776	1.2329	1.1523
Chinese Renminbi yuan	0.1225	0.1233	0.1112
Australian Dollar	0.7263	0.8056	0.7418

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

Range of useful lives in number of years (*)
Buildings	20 to 50
Technical systems	7 to 24
Vehicles	3 to 25
Other plant and equipment	3 to 12
(*) The range of useful lives is due to the diversity of property, plant and equipment concerned.

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

Useful lives are as follows:

Range of useful lives in number of years (*)
Entry fees paid to local authorities	3 to 80
Purchased contractual rights	3 to 34
Purchased software	3 to 10
Other intangible assets	1 to 28
(*) The range of useful lives is due to the diversity of intangible assets concerned.

1.11 Impairment of intangible assets, property, plant and equipment and non-financial assets

The net carrying amount of non-financial assets, other than inventory and deferred tax assets is reviewed at each period end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset or group of assets is estimated.

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

-

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

-

Terminal values are calculated based on discounted forecast flows for the last year of the long-term plan (2019). These flows are determined for each CGU or group of CGUs based on a perpetual growth rate which takes account of factors such as inflation;

-

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

-

Investments included in forecast future cash flows are those investments that enable the level of economic benefits expected to arise from the assets to be maintained in their current condition;

-

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

The recognition and measurement of financial assets and liabilities is governed by IAS 39. Fair value measurement incorporates, in particular, the risk of non-performance by the Group or its counterparties, determined based on default probabilities taken from rating agency tables.

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

1.14.2.1

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

1.14.2.2

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

1.14.2.3

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

The impairment of trade receivables is calculated using two methods:

•

A statistical method: this method is based on past losses and involves the application of a provision rate by category of aged receivables. The analysis is performed for a group of similar receivables, presenting similar credit characteristics as a result of belonging to a customer category and country;

•

An individual method: the probability and amount of the loss is assessed on an individual case basis in particular for non-State public debtors (past due period, other receivables or payables with the counterparty, rating issued by an external rating agency, geographical location).

Net gains and losses on loans and receivables consist of interest income and impairment losses.

1.14.2.4

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

1.14.2.5

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

UCITS classified in “cash equivalents” comply with Directive 2009/65/EC of the European Commission of July 13, 2009 and constitute short-term monetary UCITS or monetary UICTS (pursuant to the AMF classification no. 2005-0212 of January 25, 2005, as amended on May 3, 2011). Pursuant to AMF Position no. 2011-13 of September 23, 2011, these UCITS are presumed to satisfy the cash equivalent criteria defined by IAS 7. These UCITS can be sold daily on demand, conferring on them the characteristics of short-term, highly liquid investments that are readily convertible to known amounts of cash. These instruments are not intended to be held more than three months and offer a yield similar to the EONIA (European Overnight Index Average) interbank rate, thereby limiting sensitivity to interest rates. The regularity of performance trends does not expose them to a material risk of change in value.

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

Bank overdrafts repayable on demand which form an integral part of the Group's cash management policy represent a component of cash and cash equivalents for the purposes of the Consolidated Cash Flow Statement.

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

1.14.5

Non-controlling interest put options

Pursuant to IFRS 10, non-controlling interests in fully consolidated subsidiaries are considered a component of equity.

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

Defined benefit plans: all plans which do not meet the definition of a defined contribution plan. The net obligations of each Group entity are calculated for each plan based on an estimate of the amount employees will receive in exchange for services rendered during the current and past periods. The amount of the obligation is discounted to present value and the fair value of plan assets is deducted.

Where the calculation shows a plan surplus, the asset recognized is capped at the total of the discounted present value of profits, in the form of future repayments or reductions in plan contributions. The plan surplus is recognized in non-current financial assets.

Certain obligations of the Group or Group entities may enjoy a right to reimbursement, corresponding to a commitment by a third party to repay in full or in part the expenses relating to these obligations. This right to reimbursement is recognized in non-current financial assets.

The financing of defined benefit pension plans may lead the Group to make voluntary contributions to pension funds. Where applicable, these voluntary contributions are presented in Net cash from operating activities in the Consolidated Cash Flow Statement, in the same way as other employer contributions.

Employee obligations of the Group are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary area. They are determined based on the yield offered by bonds issued by leading companies (rated AA) or treasury bonds where the market is not liquid, with maturities equivalent to the average term of the plans valued in the relevant region. This results in the recognition of pension-related assets or provisions in the Consolidated Statement of Financial Position and the recognition of the related net expenses.

Pursuant to IAS 19, Employee Benefits, actuarial gains and losses are recognized in other comprehensive income.

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

1.17.2

Sales of services

The provision of services represents the majority of Group businesses such as the processing of waste, water distribution and related services, network operation and energy services (heat distribution, thermal services and public lighting).

Revenue from these activities is recognized when the service is rendered and it is probable that the economic benefits will flow to Group entities.

These activities involve the performance of a service agreed contractually (nature, price) with a public sector or industrial customer, within a set period. Billing is therefore based on the waste tonnage processed/incinerated, the volume of water distributed, the thermal power delivered or the number of passengers transported, multiplied by the contractually agreed price.

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

The related revenue is recognized in accordance with IAS 11, Construction Contracts (see Note 1.22).

1.17.4

IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4, Determining Whether an Arrangement Contains a Lease (see Note 1.21), involve services generally rendered to industrial/private customers. All service components to which the parties have agreed are detailed in contracts such as BOT (Build, Operate, Transfer) contracts.

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

The service invoiced to the customer includes a component representing the operation of the specific asset/installation concerned and a second component representing the financing of the construction.

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

Concession arrangements (IFRIC )

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

1.19 Income taxes

The income tax expense (income) includes the current tax expense (income) and the deferred tax expense (income).

Deferred tax assets are recognized on deductible timing differences and/or tax loss carry forwards.

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

-

The forecast period and uncertainties regarding the economic environment no longer enable the probability of utilization to be assessed;

-

The companies have not started utilizing the losses;

-

The forecast utilization period exceeds the carry forward period authorized by tax legislation;

-

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

The accounting treatment is disclosed in Notes 5 and 11.

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

Energy Services

Veolia Environnement has developed a range of energy management activities: heating and cooling networks, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, and integration services for the comprehensive management of buildings and electrical services on public roadways.

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

The percentage of completion is determined by comparing costs incurred at the period end with total estimated costs under the contract. Costs incurred comprise costs directly attributable to the contract and borrowing costs incurred up to completion of the work. However, prospection costs, costs incurred prior to contract signature, and administrative and selling costs are expensed in the period incurred and do not therefore contribute to contract completion.

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

1.23.1

Revenue

After analysis of contractual terms and conditions, the net margin on trading activity transactions is recognized in "Revenue".

1.23.2

Financial instruments

Certain subsidiaries enter into electricity transactions (forward contracts, options) which are recognized as derivative instruments in accordance with IAS 39.

1.23.2.1

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

1.23.2.2

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models mostly based on observable data (see Note 1.26). Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 20).

1.24 Greenhouse gas emission rights

Pursuant to the Kyoto Protocol signed in 1997, the European Union undertook to reduce its greenhouse gas emissions by 8% in 2012 compared to 1990. Directive 2003/87/EC introduced an Emissions Trading Scheme (ETS) to transfer this commitment to the main emitters, that is, electricity and heat production combustion installations with thermal output greater than 20 MW and the main industrial sites in the European Union.

Directive 2009/29/EU extends the ETS beyond the EU’s commitment under the Kyoto Protocol and provides for a 20% reduction in greenhouse gases in 2020 compared with 1990, through an equivalent reduction in emission allowances created. In this new phase, effective since July 1, 2013, the proportion of allowances granted free of charge decreases substantially in 2013 and then progressively each year. The new calculation method is no longer based on past emissions at each site, but on benchmark emissions for each sector and an annual reduction factor. On September 5, 2013, the European Commission set the total amount of allowances granted free of charge (Decision 2013/448/EU).

The actual emissions position is determined each year and the corresponding rights surrendered. The Group then purchases or sells emission rights, depending on whether actual emissions are greater or lesser than emission rights allocated.

In the absence of specific IFRS provisions, the Group has adopted the “net liability approach,” which involves the recognition of a liability at the period end if actual emissions exceed allowances held, in accordance with IAS 37.

Allowances are managed as a production cost and, in this respect, are recognized in inventories at:

•

Nil value, when they are received free of charge;

•

Acquisition cost, if purchased for valuable consideration on the market.

Consumption of this inventory is recognized on a weighted-average unit cost basis.

Transactions in these allowances performed on the forward market are generally recognized outside the application scope of IAS 39 (“own use” exemption), except for certain specific transactions related to the hedging of electricity production activities.

1.25 Segment reporting

The operating segments are components of the Group that engage in activities and whose operating results are reviewed by the Group Chairman and Chief Executive Officer (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segment and assess its performance.

Information presented to the Chief Operating Decision Maker is taken from the Group internal reporting system.

Following the first-time application of the new consolidation standards with effect from fiscal year 2013, the Group now accounts for joint ventures using the equity method and not the proportionate consolidation method, as previously. The two major joint ventures, Dalkia International and Chinese Water concessions form an integral part of the Group’s strategic development objectives. Accordingly, the operating performance of these joint ventures, based on proportional data, is followed by the Group Chairman and Chief Executive Officer inside their respective segment.

The following operating segments are therefore presented by the Group:

-

The Water segment, including primarily drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

-

The Environmental Services segment, the main activities of which are the collection, processing and disposal of household, trade and industrial waste.

-

The Energy Services segment, comprising the activities of Dalkia and TNAI in the United States.

-

“Other Segments”, grouping together the activities of Proactiva MedioAmbiente and the various Group holding companies.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements. For Dalkia International and Chinese Water concessions, main financial aggregates, in group share, are presented in the context of IFRS 8 disclosures.

The announcement on July 8, 2013 of the new organizational structure of the Group, does not change the terms of performance monitoring or resource allocation for the current year, which are based on decisions made at the beginning of the fiscal year, and therefore does not impact segment reporting in 2013.

Segment reporting will be modified from 2014 to take account of the reorganization of the Group (see Note 3.2).

1.26 Fair value determination principles

The fair value of all financial assets and liabilities is determined at the period end; either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 27).

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

iii.

Using internal valuation techniques integrating factors estimated by the Group in the absence of observable market data (level 3).

1.26.1

Quoted prices in an active market (level 1)

When quoted prices in an active market are available, they are adopted in priority for the determination of the market value. Marketable securities and certain quoted bond issues are valued in this way.

1.26.2

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

1.26.3

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

Veolia Environnement must make assumptions and judgments when assessing the level of control exercised over certain investments and particularly when defining relevant activities and identifying substantial rights. These judgments are reassessed when the facts and circumstances change.

Pursuant to the provisions of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the Group must exercise judgment in determining whether the criteria for recognizing an asset or group of assets as held for sale are met. Furthermore, discontinued operations are identified with respect to criteria also defined in IFRS 5. These assessments are reviewed at each period end taking account of any changes in facts or circumstances.

Notes 1.5.1 and 4 on goodwill and business combinations present the methods adopted for the fair value measurement of identifiable assets acquired and liabilities assumed in business combinations. Allocations are based on future cash flow assumptions and discount rates.

Notes 1.11, 4 and 20 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Sensitivity analyses were also performed on invested capital values and are presented in the aforementioned notes.

Notes 1.14 and 1.26 describe the principles adopted for the determination of financial instrument fair values.

Notes 13 and 23 concern deferred tax asset and liability balances and the income tax expense. They present the tax position of the Group and are based, primarily in France and in the United States, on best estimates available to the Group of results of tax audits in progress and trends in future tax results.

Notes 17, 30 and 35 on provisions, employee benefit obligation and contingent assets and liabilities, detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 29 on derivative instruments describes the accounting treatment of derivative instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

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

•

Application of IAS 19 revised, Employee Benefits: commitments were measured using a range of market indices and, in particular the Iboxx index, and data provided by actuaries. The same method was used year-on-year.

Note 3 Significant events

3.1 Economic and operating context

Fiscal year 2013 resisted well, in an uncertain economic context. It was primarily marked by:

-

A fall in recycled raw material prices and volumes and a downturn in activity in Europe (primarily France and Germany) in the Waste Division;

-

The contractual erosion in the Water Division in France, partially offset by the favorable impact of price increases in France and Central and Eastern Europe and by a slowdown in the Technologies and Networks business;

-

The programmed stoppage of Gas cogeneration contracts partially offset by the favorable impact of energy prices compared with 2012 and favorable weather conditions in the Energy Services Division.

3.2 Ongoing implementation of the organization transformation plan

The Group continued its transformation plan and extensive program to optimize the asset portfolio.

3.2.1

Transformation of the Group organizational structure

On July 8, 2013, as part of the transformation of Veolia Environnement, the new organizational structure of the Group was announced, continuing the strategy implemented for the last two years to establish Veolia Environnement as "The Industry Standard for Environmental Solutions"thanks to its expertise in major environmental issues in the Water, Environmental Services and Energy Services sectors.

This new organization is based on two major advances: a country-based organization for Water and Environmental Services activities placed under the authority of a single director per country and the creation of two new functional departments: one dedicated to Innovation and Markets, the other to Technology and Performance.

With the exception of globally integrated activities, business operations are now brought together within each country, with Country Directors in charge of both Water and Environmental Services activities. The integrated and direct Group monitoring, under the operational authority of the Chief Operating Officer, is organized around country groupings, representing the first level of resource allocation.

Dalkia International, a subsidiary of Veolia Environnement and EDF, retains its current organizational structure but will be integrated into this new structure in due course.

Global specialty entities, whose markets are widely globalized, are included in a specific organization.

The composition of the Group Management Committee and Executive Committee was reviewed to better reflect this geographic structure and privilege the development of country-based synergies.

The announcement of the new organizational structure of the Group does not change the terms of performance monitoring or resource allocation for the current year and therefore does not impact segment reporting in 2013.

From 2014, the new organizational structure will lead the Group to adapt its segment reporting to better reflect the Group’s performance as reviewed by the chief operating decision maker.

3.2.2

Shareholding restructuring of the Energy Services Division

In addition, on October 28, 2013, EDF and Veolia Environnement announced the launch of advanced discussions for the conclusion of an agreement on their joint subsidiary Dalkia. The Boards of Directors of these two groups met and approved the continuation of negotiations.

On completion of these discussions, EDF would acquire all Dalkia group activities in France, while Veolia Environnement would acquire the activities of Dalkia International; the sale of Dalkia France shares to EDF and the sale of Dalkia International shares by EDF to the Group are inseparable parts of the planned transaction. Under this transaction, Veolia Environnement would make a cash payment to EDF to compensate for the difference in value of the investments owned by the two shareholders in the various Dalkia group entities. The amount of this cash payment, estimated at €550 million, is likely to be adjusted to take account of the definitive structure of the transaction and the cash position of Dalkia SAS as of December 31, 2013.

Given the progress with the different processes necessary to the completion of the transaction (employee representative bodies, anti-trust authorities, carve-out), the transaction should be finalized in 2014.

This transaction will not lead to the Group’s withdrawal from any countries nor the cessation of any of the Group’s businesses, in particularly Energy Services.

Accordingly, this transaction is reflected as follows in the Group consolidated financial statements as of December 31, 2013:

•

Transfer of Dalkia’s assets and liabilities in France to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the consolidated statement of financial position, pursuant to IFRS 5, for a net asset amount of €1,529.1 million, including Dalkia France external debt of €203.8 million;

•

Remeasurement of Dalkia France assets and liabilities at the lower of net carrying amount and fair value less costs to sell, without any impact on the consolidated accounts of the Group as of December 31, 2013.

Furthermore, until the transaction completion date, the Group’s investment in Dalkia International remains equity accounted.

Overall, the transaction should not impact the net financial debt of Veolia Environnement, which currently provides most of Dalkia group financing.

Following completion of the transaction, Dalkia’s international activities will be held exclusively by the Group and fully consolidated.

The transaction will secure the development of Dalkia group activities internationally, while strengthening Veolia Environnement's ambitions in the energy services sector. It will also put an end to the litigation between EDF and Veolia Environnement pending before the Paris Commercial Court.

Once finalized, the draft agreement will be submitted for approval to EDF's and Veolia Environnement's respective Boards of Directors.

3.3 Changes in Group structure

3.3.1

Acquisition of Proactiva Medio Ambiente

On November 28, 2013, Veolia completed the acquisition of the 50% stake in Proactiva Medio Ambiente historically held by the Fomento de Construcciones y Contratas (FCC) group. This transaction will allow Veolia Environnement to consolidate its positions in Latin America in waste management and water treatment and support its development strategy in high-growth regions.

Had the acquisition been completed on January 1, 2013, Proactiva Medio Ambiente would have contributed revenue and operating income after share of net income (loss) of equity-accounted entities of €510.1 million and €42.7 million respectively.

The transaction was performed for a total consideration of €150 million, comprising a cash payment of €125 million paid on the date of acquisition of control, a reverse earn-out of €20 million tied to activity growth in one of the countries where Proactiva Medio Ambiente operates and a further €5 million tied to the renewal of the Buenos Aires contract, signed at the end of January 2014. In addition, acquisition costs borne by the Group total €3 million.

FCC group granted the Group vendor warranties of up to €22.5 million, including capped individual warranties covering environmental, legal and tax risks.

Accordingly, in 2013, Proactiva Medio Ambiente was equity accounted up to the date of acquisition of control and fully consolidated thereafter in accordance with the provisions of IFRS 3R, Business Combinations. Given the effective date of completion of the transaction, work on the valuation of Proactiva Medio Ambiente’s assets and liabilities, as required by IFRS 3, is in progress. The measurement and calculation of goodwill will be finalized within the 12 months following the acquisition date.

This transaction is therefore reflected by:

•

The recognition of net income of €82 million, equal to the fair value remeasurement of the investment stake previously held in Proactiva Medio Ambiente ;

•

The recognition of provisional goodwill of €193 million;

•

A financial investment of €238 million (enterprise value), comprising the cash payment of €125 million and additional Proactiva Medio Ambiente debt of €113 million, presented in “Purchases of investments” in the Consolidated Cash Flow Statement;

•

In guarantee of the Reverse Earn Out clause, the Group placed part of the acquisition consideration (€20 million) in an escrow account. This frozen deposit is recognized as a financial receivable together with a corresponding financial investment liability to FCC group of €20 million.

3.3.2

Divestiture of Berlin Water

On September 10, 2013, the Group announced the signature of an agreement with the Federal State of Berlin authorities to sell its 24.95% stake in Berlin Water (BerlinWasser).

This transaction was presented for approval to the Council of Ministers and Parliament at the end of September 2013. The sale was completed on December 2, 2013 for a consideration of €636 million (enterprise value).

3.3.3

Other divestitures

The Group continued to implement its strategy, particularly through the following transactions:

•

The divestiture of Eolfi’s European activities on February 28, 2013, presented in discontinued operations since December 31, 2012;

•

The divestiture of the Veolia Water subsidiary in Portugal (Compagnie Générale des Eaux du Portugal – Consultadoria e Engenharia) on June 21, 2013, to Beijing Enterprises Water Group, for an enterprise value of €91 million. This company had been presented in assets held for sale since March 28, 2013, the date of signature of the agreement with the buyer;

•

The initial public offering on the Oman stock exchange of 35% (of which 19.25% held by the Group) of the shares of Sharqiyah Desalinisation Company on June 13, 2013, resulting for the Group in the sale of 1,255,128 shares for €2.7 million. Following the loss of control of Sharqiyah Desalinisation Company and given the residual investment of 35.75%, this entity was equity accounted as of December 31, 2013. The impact on Group net financial debt is €89 million;

•

The deconsolidation of practically all Environmental Services activities in Italy, following the approval of the group voluntary liquidation plan (Concordato preventivo di gruppo, CPG) on July 17, 2013. The impact on Group net financial debt is €90 million;

•

The divestiture of Marine Services Offshore on August 29, 2013 for an enterprise value of €23 million to Harkland Global Holdings Limited (US fund);

•

The divestiture of Regaz by Dalkia France on December 12, 2013, for a consideration of €46.5 million.

Overall, these financial (in enterprise value) and industrial divestitures represented a total of €1,237 million in the year ended December 31, 2013.

3.3.4

Developments in the withdrawal process from the Transportation business

On May 4, 2010, the Caisse des dépôts et consignations and Veolia Environnement had concluded an agreement on the Transdev-Veolia Transport combination by the creation of a 50/50 joint venture combining Transdev and Veolia Transport.Following completion of the combination on March 3, 2011, Veolia Environnement became the industrial operator of the new entity and Caisse des dépôts et consignations a long-term strategic partner.From this date and pursuant to IFRS, Veolia Environnement lost exclusive control of Veolia Transport in exchange for a 50% investment in the Veolia Transdev joint venture, which was equity-accounted as a joint venture.

On December 6, 2011, during the Investor Day, the Group presented its strategic plan encompassing the refocusing of its activities and business portfolio and leading to the decision to withdraw from the Transportation sector. The announcement of this refocusing and progress with the withdrawal process as of December 31, 2011, led the Group to classify the Transportation business as a discontinued operation as defined by IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and measure it at the lower of net carrying amount and disposal value.

In 2012, ongoing preparations for the withdrawal from the Transportation business and discussions with Caisse des dépôts et consignations, led the Group to reclassify the activities of the SNCM sub-group in continuing operations, this sub-group having been excluded from the divestiture process, while retaining the activities of Transdev Group, excluding SNCM, in discontinued operations, measured at the lower of net carrying amount and disposal value.

In 2013, the difficulties of Société nationale Corse Méditerranée (SNCM) did not enable Veolia Environnement to withdraw from Transdev Group.

The Memorandum of Understanding signed by Transdev Group’s two shareholders in October 2012 and providing for an increase in Caisse des dépôts et consignations’s stake in the share capital of Transdev Group to 60% and the transfer by Transdev Group to Veolia of its 66% stake in SNCM, lapsed on October 31, 2013, the deadline for signature of an agreement.

Accordingly, the Group modified the accounting presentation of its investment in Transdev Group for the publication of its 2013 financial statements, transferring it from “Assets classified as held for sale” (discontinued operations) to “Investments in joint ventures” (continuing operations), accounted for using the equity method. Pursuant to IFRS 5.28 and IAS 28.21, the Group modified retrospectively the accounting presentation of its investment in 2012 and 2011. Given the Group’s confirmed desire to continue its withdrawal from Transdev, the Group’s investment in the Transdev Group does not represent an extension of the Group’s businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013.

SNCM remains equity-accounted indirectly through the recognition of the Transdev Group joint venture. During closing procedures on the Group consolidated financial statements for the year ended December 31, 2013, the Group assessed its net exposure to SNCM as a result of its indirect interest.

Given the litigation proceedings disclosed in Note 35, Contingent assets and liabilities, the Group considers the best way to reflect in the accounts the exposure arising from its indirect interest in SNCM, is to recognize the amounts that would be payable under the most probable scenario, that is an appropriate collective procedure with a disposal plan associated with a transaction:

•

In the Group consolidated financial statements as of December 31, 2013, the equity-accounting value of Transdev Group reflects a fair appraisal of the Group’s exposure to its interest in SNCM;

•

Veolia Environnement’s receivable on SNCM of €14 million is fully provided in the Group consolidated financial statements as of December 31, 2013.

Under this scenario, the repayments claimed by the European Commission pursuant to the disputes regarding the privatization process (€220 million excluding interest) and compensation paid for so-called complementary services (€220 million excluding interest, representing the majority of the €300 million amount noted associated with risks related to SNCM in our quarterly financial report ending September 30, 2013), would not be paid (see Note 35, Contingent assets and liabilities). Should this scenario not prevail, the Company would reassess the financial impacts.

An assessment by the Group of the value in use of Transdev Group (excluding SNCM) confirmed its net carrying amount.

3.4 Group financing

3.4.1

Issuance of subordinated perpetual hybrid debt in Euros and Pound Sterling

At the beginning of January 2013, Veolia Environnement launched the issuance of deeply subordinated perpetual hybrid debt in euros and pound sterling (€1 billion at 4.5% yield for the tranche in euros and £400 million at 4.875% yield for the tranche in sterling, redeemable from April 2018). This transaction enables the Group to reinforce its financial structure in conjunction with its transformation while strengthening its credit ratios. This issuance is treated as equity in the Group’s consolidated IFRS accounts.

3.4.2

Financing of Dalkia’s international activities

On February 8, 2013, an agreement relating to the financing of Dalkia International was signed by Veolia Environnement, EDF and Dalkia International.

This agreement entered into effect on February 27, 2013 and led to the issuance of €600 million in deeply subordinated bonds by Dalkia International, subscribed by its shareholders in proportion to their direct interest in the capital i.e. €144 million for EDF and €456 million for Dalkia, financed by a long-term loan from Veolia Environnement.

In addition, the debt of SPEC, a Polish subsidiary of the joint venture Dalkia International, co-financed by Dalkia France and EDF, was repaid early in the amount of €375 million at the beginning of August 2013.

3.4.3

Buyback of U.S. dollar and euro-denominated bonds

At the beginning of June 2013, Veolia Environnement performed partial buybacks of its bond lines: €200 million of the euro-denominated bond line paying a coupon of 5.25% and maturing in April 2014, €103 million of the euro-denominated bond line paying a coupon of 4.0% and maturing in February 2016, €86 million of the euro-denominated bond line paying a coupon of 4.375% and maturing in January 2017, €129 million of the euro-denominated bond line paying a coupon of 5.375% and maturing in May 2018, €109 million of the euro-denominated bond line paying a coupon of 4.375% and maturing in December 2020 and USD 94 million of the USD-denominated bond line paying a coupon of 6.0% and maturing in June 2018. The total cost of these buybacks of €43 million was recorded as adjustment to net finance costs.

On December 17, 2013, Veolia Environnement performed partial buybacks of its bond lines: €25 million of the euro-denominated bond line paying a coupon of 5.25% and maturing in April 2014, €33 million of the euro-denominated bond line paying a coupon of 4% and maturing in February 2016, €42 million of the euro-denominated bond line paying a coupon of 4.375% and maturing in January 2017, €19 million of the euro-denominated bond line paying a coupon of 5.375% and maturing in May 2018, €60 million of the euro-denominated bond line paying a coupon of 4.375% and maturing in December 2020, €150 million of the euro-denominated bond line paying a coupon of 5.125% and maturing in May 2022 and USD 23 million of the USD-denominated bond line paying a coupon of 6% and maturing in June 2018. The total cost of these buybacks of €30 million was recorded as adjustment to net finance costs.

These transactions form part of the active debt management and financing cost optimization strategy adopted by Veolia Environnement to reduce the cost of carry of available cash following the divestitures performed in 2012 and 2013.

3.4.4

Dividend payment

As decided at the Annual General Shareholders’ Meeting of May 14, 2013, the Group offered shareholders a choice of payment of the dividend in cash or shares. The share payment option was taken-up for 64.86% of coupons payable, resulting in the creation of 26,788,859 shares representing approximately 4.88% of share capital and 5.01% of voting rights. Accordingly, the dividend payment in cash totaled €127.5 million and was paid on June 14, 2013.

3.5         Other major events

3.5.1

Closure of the European Commission investigation

In a decision dated April 23, 2013, the European Commission after reviewing the documents filed, decided to close the procedure opened in 2010 into suspicions of the existence of a cartel and abuse of a dominant position in the water distribution and wastewater treatment delegated management sector in France.

3.5.2

Reorganization of Water activities in France

During the second half of 2013, Executive Management of the Water Division announced a reorganization of Water activities in France. The Group recognized a restructuring provision of €97 million in this respect as of December 31, 2013 (see also Note 20).

Note 4 Goodwill

4.1 Movements in goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Gross	4,233.6	4,567.9	5,415.9
Accumulated impairment losses	(747.3)	(656.0)	(619.7)
NET	3,486.3	3,911.9	4,796.2

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €200 million) are as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Water – Distribution France	868.9	868.9	869.3
Environmental Services - United Kingdom	747.4	763.2	744.4
Environmental Services – Germany	247.7	397.7	397.6
Water Solutions & Technologies	293.0	304.7	289.7
Environmental Services - France	256.3	255.6	254.3
Water – Czech Republic	214.3	233.1	227.5
Goodwill balances > €200 million as of December 31, 2013	2,627.6	2,823.2	2,782.8
Dalkia – France (1)	-	317.9	317.9
Water - United Kingdom	-	-	236.7
Environmental Services - North America Solid Waste	-	0.9	660.1
Goodwill balances > €200 million on divestitures during 2012 and 2013	-	318.8	1,214.7
Other goodwill balances < €200 million	858.7	769.9	798.7
TOTAL GOODWILL	3,486.3	3,911.9	4,796.2
(1) Transferred to “Assets classified as held for sale” – see Note 3

Goodwill balances of less than €200 million break down by Division as follows:

Goodwill < €200 million (€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Water	292.2	311.9	299.9
Environmental Services	362.8	391.0	412.1
Energy Services	-	56.1	56.1
Other	203.7(2)	10.9	30.6
TOTAL	858.7	769.9	798.7
(2) Including provisional goodwill of Proactiva Medio Ambiente: €193 million as of December 31, 2013

As of December 31, 2013, accumulated impairment losses total €747.3 million and mainly concern goodwill of the “Environmental Services - Germany” cash-generating unit (€493.0 million), the “Energy Services - United States” cash-generating unit (€154.5 million) and the “Water - United Kingdom” cash-generating unit (€50.5 million).

Movements in the net carrying amount of goodwill by Division are as follows:

(€ million)	As of December 31, 2012, represented	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Water	1,718.6	(11.2)	(39.8)	(0.6)	1.4	-	1,668.4
Environmental Services	1,808.4	14.0	(39.4)	(168.0)	(0.8)	-	1,614.2
Energy Services	374.0	-	-	-	(374.0)	-	-
Other	10.9	192.9	(0.1)	-	-	-	203.7
GOODWILL	3,911.9	195.7	(79.3)	(168.6)	(373.4)	-	3,486.3

Changes in consolidation scope primarily concern the acquisition of an additional stake in Proactiva Medio Ambiente (see Note 3.3) in the amount of €193.0 million.

Foreign exchange translation gains and losses are primarily due to movements in the Australian dollar, the Czech crown, the pound sterling, the Japanese yen and the US dollar against the euro in the amount of -€16.8 million, -€19.0 million, -€17.0 million, -€6.1 million and -€5.9 million, respectively.

Transfers to Assets classified as held for sale primarily concern Dalkia France as of December 31, 2013 (see Note 3.2.1).

Impairment losses recognized in the year total -€168.6 million, including -€0.2 million transferred to net income (loss) from discontinued operations and -€168.4 million presented in operating income. A detailed breakdown is provided in Note 20. These impairment losses mainly concern Environmental Services activities in Germany (-€150.0 million) and in Poland (-€17.9 million).

Recap: Movements in the net carrying amount of goodwill during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Water	1,923.1	(120.6)	10.3	(92.4)	(1.3)	(0.5)	1,718.6
Environmental Services	2,468.5	(668.5)	24.9	(13.2)	-	(3.3)	1,808.4
Energy Services	374.0	-	(1.8)	(11.1)	12.9	-	374.0
Other	30.6	3.5	-	(23.2)	-	-	10.9
GOODWILL	4,796.2	(785.6)	33.4	(139.9)	11.6	(3.8)	3,911.9

Changes in consolidation scope primarily concern the acquisition of control of Azaliya (+€58.6 million) and the divestiture of regulated Water activities in the United Kingdom (-€192.8 million) and of solid waste activities in the United States (-€666.2 million).

Foreign exchange translation gains and losses are primarily due to the appreciation of the pound sterling and the U.S. dollar against the euro in the amount of €26.6 million and €3.9 million, respectively.

Transfers to Assets classified as held for sale mainly concern the assets of Water activities in Morocco in line with the reclassification to discontinued operations of these activities as of December 31, 2012.

Impairment losses recognized in the year total -€139.9 million, including -€75.1 million transferred to net income (loss) from discontinued operations and -€64.8 million presented in operating income. A detailed breakdown is provided in Note 20.

Impairment losses transferred to net income (loss) from discontinued operations mainly concern Water activities in Morocco (-€40.8 million), and European wind energy activities (-€23.2 million).

Recap: Movements in the net carrying amount of goodwill during 2011 are as follows:

(€ million)	As of December 31, 2010, represented	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Transfers to Assets classified as held for sale	Other	As of December 31, 2011, represented
Water	1,934.4	(11.0)	2.8	(17.0)	13.0	0.9	1,923.1
Environmental Services	2,498.7	3.0	46.0	(75.9)	(3.3)	-	2,468.5
Energy Services	573.0	(25.1)	(7.9)	(153.1)	(12.9)	-	374.0
Transportation	549.0	(543.6)	(5.4)	-	-	-	-
Other	30.4	-	0.2	-	-	-	30.6
GOODWILL	5,585.5	(576.9)	35.7	(246.0)	(3.2)	0.9	4,796.2

Changes in consolidation scope primarily concern the deconsolidation of the goodwill of fully-consolidated Veolia Transport activities following the Transdev Group transaction resulting in the recognition of Veolia Transdev Group as a joint venture from March 3, 2011 (-€543.6 million).

Foreign exchange translation gains and losses are primarily due to movements in the pound sterling and the U.S. dollar and the depreciation of the Czech crown against the euro in the amount of €30.2 million, €18.6 million and -€6.5 million, respectively.

Transfers to Assets classified as held for sale mainly concern the global activities of the Citelum sub-group for -€12.9 million and the reclassification to continuing operations of Water activities in Gabon following the interruption of the divestiture process at the beginning of 2012 for €13 million.

Impairment losses recognized in the year total -€246.0 million, including -€153.1 million in the United States in the Energy Services Division, -€75.9 million in Italy in the Environmental Services Division and -€16.5 million in Italy in the Water Division.

4.2 Impairment tests

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication that the cash-generating unit may have suffered a loss in value, in accordance with the procedures set out in Note 1.11.

Veolia Environnement Group has 41 cash-generating units as of December 31, 2013, including 19 cash-generating units with allocated goodwill in excess of €20 million.

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

The assumptions underlying the impairment tests on Group cash-generating units with material goodwill balances are as follows:

	Geographic area	Recoverable amount determination method	Discount rate	Perpetual growth rate
Water – Distribution France	France	Value in use	6.50%	1.90%
Environmental Services - United Kingdom	UK	Value in use	6.40%	1.90%
Environmental Services – Germany	Germany	Value in use	6.50%	2.10%
Water – Czech Republic	Czech Republic	Value in use	7.40%	2.00%

As at the prior year end, impairment tests were performed based on the 2014 budget for all Group cash-generating units: a reduction in cash flows in the 2014 budget prepared at the end of 2013 of over 10% compared with 2014 figures in the long-term plan, led the Group to review its business plans for the following cash-generating units: Environmental Services – Germany and Environmental Services - Poland.

Impairment tests and the fair value remeasurement of assets and liabilities held for sale, led to the recognition of impairment of €168.6 million in 2013 (in operating income and net income (loss) from discontinued operations), primarily in the Environmental Services Division in Germany and Poland (€167.9 million).

A breakdown of the main impairment losses is presented in Note 20.

4.2.1

Sensitivity of recoverable amounts

Recoverable amounts determined for impairment testing purposes were tested for their sensitivity to a 1% increase in discount rates, a 1% decrease in perpetual growth rates and a 5% decrease in operating cash flows.

The changes in operating cash flows taken into account for the purpose of these sensitivity tests include operating cash flow before changes in working capital as defined in Note 39, less investments net of divestitures as defined in Note 1.11, plus changes in working capital. They also include the impact of Efficiency and Convergence plans launched by each cash-generating unit at the date of preparation of the long-term plan.

These assumptions are considered reasonable given the Group’s activities and the geographic areas of its operations.

For a certain number of cash-generating units, these tests led to the identification of recoverable amounts lower than the net carrying amount of the cash-generating unit, adjusted where appropriate for impairments recognized during the period:

(€ million)			Difference between the recoverable amount and the net carrying amount
Cash-generating unit	Net carrying amount	o/w goodwill	Difference between the recoverable amount and the net carrying amount	Difference between the recoverable amount and the net carrying amount, with an increase in the discount rate (1%)	Difference between the recoverable amount and the net carrying amount, with a decrease in the perpetual growth rate (1%)	Difference between the recoverable amount and the net carrying amount, with a decrease in operating cash flows (5%)
Environmental Services – Germany	513.5	247.7	-	(90.7)	(88.6)	(29.9)
Environmental Services - Poland	37.4	-	-	(5.0)	(2.5)	(2.3)
TOTAL	550.9	247.7	-	(95.7)	(91.1)	(32.2)

Actions launched by new management of the France – Water cash-generating unit and, in particular, the expected effects of the restructuring plan, result in a recoverable amount in excess of the net carrying amount, including with a 1% increase in the discount rate, a 1% decrease in the perpetual growth rate, or a 5% drop in operating cash flows. However, the value of the cash-generating unit remains sensitive to the realization of forecast savings and contract renewal terms and conditions.

Note 5 Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Additions	Disposals	Impairment losses	Amortization/ reversals	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Concession intangible assets, gross	4,226.8	428.6	(29.9)	-	-	78.8	(23.0)	(876.6)	(43.2)	3,761.5
Amortization and impairment losses	(1,853.7)	-	24.7	(48.1)	(254.1)	19.1	7.3	404.3	38.3	(1,662.2)
CONCESSION INTANGIBLE ASSETS, NET	2,373.1	428.6	(5.2)	(48.1)	(254.1)	97.9	(15.7)	(472.3)	(4.9)	2,099.3

Additions primarily concern the Water Division in the amount of €196.3 million, the Energy Services Division in the amount of €115.8 million and the Environmental Services Division in the amount of €113.5 million.

Impairment losses recognized in 2013 are broken down in Note 20 and mainly concern the Water Division (-€50.0 million). They primarily result from the fair value remeasurement of the assets of Water activities in Morocco, transferred to discontinued operations as of December 31, 2013, in the amount of -€48.4 million.

Changes in consolidation scope primarily concern the divestiture of activities in Portugal in the Water Division (-€71.1 million) and the acquisition of Formento de Construcciones y Contratas’ (FCC) stake in Proactiva Medio Ambiente (€169.2 million).

Foreign exchange translation gains and losses are primarily due to movements in the pound sterling (-€6.6 million), the Moroccan dirham (-€3.1 million) and the Chinese renminbi yuan (-€1.1 million).

Other movements primarily concern the Energy Services Division (-€8.8 million) and Proactiva Medio Ambiente (€2.3 million).

Transfers to Assets classified as held for sale mainly concern the reclassification in “Assets classified as held for sale” of the activities of Dalkia France (-€497.5 million).

Concession intangible assets break down by Division as follows:

(€ million)	As of December 31, 2013			Net carrying amount as of December 31, 2012, represented	Net carrying amount as of December 31, 2011, represented
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	2,646.6	(1,254.7)	1,391.9	1,478.8	1,415.4
Environmental Services	873.6	(337.0)	536.6	460.5	358.9
Energy Services	-	-	-	433.8	445.0
Other	241.3	(70.5)	170.8	-	-
CONCESSION INTANGIBLE ASSETS	3,761.5	(1,662.2)	2,099.3	2,373.1	2,219.3

Recap: Movements in the net carrying amount of concession intangible assets during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Additions	Disposals	Impairment losses	Amortization/ reversals	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Concession intangible assets, gross	3,910.8	447.9	(101.9)	-	-	547.9	(8.2)	(592.1)	22.4	4,226.8
Amortization and impairment losses	(1,691.5)	-	98.6	(58.1)	(250.5)	(123.7)	3.8	167.6	0.1	(1,853.7)
CONCESSION INTANGIBLE ASSETS, NET	2,219.3	447.9	(3.3)	(58.1)	(250.5)	424.2	(4.4)	(424.5)	22.5	2,373.1

Additions concern the Water division in the amount of €243.4 million, the Energy Services division in the amount of €106.5 million and the Environmental Services Division in the amount of €98.0 million.

Impairment losses recognized in 2012 mainly concern:

• The Water Division in Morocco (-€23.4 million), before reclassification to discontinued operations and in France (-€4.4 million);

• The Environmental Services Division in Italy (-€17.7 million);

• The Energy Services Division (-€10.6 million);

Changes in consolidation scope primarily concern the acquisition of control of Azaliya (+€457.0 million).

Foreign exchange translation gains and losses are primarily due to movements in the Moroccan dirham (-€7.0 million), the pound sterling (+€7.0 million) and the Romanian leu (-€3.3 million) against the euro.

Transfers to Assets classified as held for sale mainly concern the reclassification to “Assets classified as held for sale” of Water activities in Morocco (-€432.0 million) in the course of divestiture.

Note 6 Other intangible assets

Other intangible assets break down as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	14.4	14.9	14.7
Intangible assets with an definite useful life, gross	2,772.1	2,914.3	2,946.5
Amortization and impairment losses	(2,067.2)	(2,002.9)	(1,946.3)
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	704.9	911.4	1,000.2
OTHER INTANGIBLE ASSETS, NET	719.3	926.3	1,014.9

Movements in the net carrying amount of other intangible assets during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	14.9	-	0.1	(0.8)	-	-	(0.6)	-	0.8	14.4
Entry fees paid to local authorities	252.8	2.8	(0.3)	-	(67.5)	7.1	(0.9)	-	(0.2)	193.8
Purchased contractual rights	217.5	-	(1.5)	-	(40.1)	0.1	(8.0)	0.1	-	168.1
Purchased software	141.7	64.7	(1.0)	0.2	(68.6)	(0.4)	(5.1)	(48.1)	8.2	91.6
Purchased customer portfolios	49.1	-	-	-	(7.4)	0.8	(5.8)	-	(0.2)	36.5
Other purchased intangible assets	100.5	10.7	(3.8)	(7.6)	(10.6)	(3.7)	(2.3)	(0.1)	(1.1)	82.0
Other internally-developed intangible assets	149.8	15.8	(0.8)	-	(39.8)	-	(0.6)	(0.9)	9.4	132.9
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	911.4	94.0	(7.4)	(7.4)	(234.0)	3.9	(22.7)	(49.0)	16.1	704.9
OTHER INTANGIBLE ASSETS	926.3	94.0	(7.3)	(8.2)	(234.0)	3.9	(23.3)	(49.0)	16.9	719.3

Intangible assets with an indefinite useful life are primarily trademarks.

Entry fees paid to local authorities in respect of public service contracts total €193.8 million as of December 31, 2013, including €186.6 million for the Water Division. Amortization of entry fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€67.5 million in 2013, including -€67.4 million for the Water Division.

Additions mainly concern customer IT projects in the Water Division (€30.5 million), investment in operating and decision-making software in the Energy Services Division (€15.9 million) and ERP roll-out projects in VE SA and VE Tech (€14.5 million).

Impairment losses recognized in 2013 are broken down in Note 20 and mainly concern the Environmental Services Division (-€8.5 million).

Other movements primarily concern the Environment Services Division (€13.2 million) and the transfer of intangible assets in progress and prepaid expenses to intangible assets.

Transfers to Assets classified as held for sale mainly concern the reclassification in “Assets classified as held for sale” of the activities of Dalkia France (-€49.1 million).

Recap: Movements in the net carrying amount of other intangible assets during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
INTANGIBLE ASSETS WITH AN INDEFINITE USEFUL LIFE, NET	14.7	0.6	-	(0.8)	-	-	(0.1)	-	0.5	14.9
Entry fees paid to local authorities	297.0	11.9	(0.4)	(0.2)	(56.3)	6.5	(0.1)	(6.6)	1.0	252.8
Purchased contractual rights	219.2	0.1	-	(11.4)	(36.0)	52.3	(0.1)	(7.7)	1.1	217.5
Purchased software	130.4	61.1	(0.3)	(1.7)	(46.3)	1.3	(1.1)	0.8	(2.5)	141.7
Purchased customer portfolios	65.6	-	-	-	(7.3)	(7.3)	(1.7)	-	(0.2)	49.1
Other purchased intangible assets	114.0	3.4	(0.3)	(5.8)	(13.6)	(2.1)	0.1	2.9	1.9	100.5
Other internally-developed intangible assets	174.0	19.0	(0.3)	(8.0)	(39.7)	4.8	(0.2)	1.7	(1.5)	149.8
INTANGIBLE ASSETS WITH A DEFINITE USEFUL LIFE, NET	1,000.2	95.5	(1.3)	(27.1)	(199.2)	55.5	(3.1)	(8.9)	(0.2)	911.4
OTHER INTANGIBLE ASSETS	1,014.9	96.1	(1.3)	(27.9)	(199.2)	55.5	(3.2)	(8.9)	0.3	926.3

Intangible assets with an indefinite useful life are primarily trademarks.

Entry fees paid to local authorities in respect of public service contracts total €252.8 million as of December 31, 2012, including €252.5 million for the Water Division. The amortization of entry fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€56.3 million, primarily in the Water Division.

The main impairment losses recognized in 2012 primarily concern the Energy Services Division (-€11.5 million) and the Environmental Services Division (-€9.1 million).

Additions mainly concern customer IT projects in the Water Division (€20.4 million) and investment in operating and decision-making software in the Energy Services Division (€14.8 million).

Changes in consolidation scope primarily concern the acquisition of control of Azaliya (€65.8 million) and the divestiture of solid waste activities in the United States (-€13.6 million).

Transfers to Assets classified as held for sale mainly concern the reclassification to “Assets classified as held for sale” of Water activities in Morocco (-€19.7 million).

Note 7 Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Property, plant and equipment, gross	11,608.9	727.8	(442.9)	-	-	136.4	(294.6)	(593.8)	109.7	11,251.5
Depreciation and impairment losses	(6,902.6)	-	393.1	(23.4)	(741.1)	(180.0)	168.4	225.2	(30.6)	(7,091.0)
PROPERTY, PLANT AND EQUIPMENT, NET	4,706.3	727.8	(49.8)	(23.4)	(741.1)	(43.6)	(126.2)	(368.6)	79.1	4,160.5

Additions mainly concern the Water Division in the amount of €175.5 million, the Environmental Services Division in the amount of €425.0 million, the Energy Services Division in the amount of €107.1 million and the “Other Segments” Division in the amount of €20.2 million.

Disposals, net of impairment losses and depreciation, of -€49.8 million, mainly concern the Water Division in the amount of -€11.8 million, the Environmental Services Division in the amount of -€34.5 million, the Energy Services Division in the amount of -€1.7 million and the “Other Segments” Division in the amount of -€1.8 million.

Impairment losses recognized in 2013 are broken down in Note 20 and mainly concern the Environmental Services Division in the United States (-€21.4 million).

Depreciation of -€741.1 mainly concerns the Water Division (-€159.9 million) and the Environmental Services Division (-€506.2 million).

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar, U.S. dollar, Canadian dollar and pound sterling against the euro in the amount of -€47.9 million, -€31.9 million, -€11.9 million and -€9.7 million, respectively.

Other movements primarily concern the Environmental Services Division (€67.1 million) and mainly the remeasurement of environmental assets and the unwinding of the discount.

Changes in consolidation scope mainly concern the full consolidation of Proactiva (€63.9 million) and the divestiture of ERC projects to third parties (-€119.5 million).

Transfers to Assets classified as held for sale mainly concern Dalkia France assets (-€357.6 million).

Property, plant and equipment break down by Division as follows:

(€ million)	As of December 31, 2013			Net carrying amount as of December 31, 2012, represented	Net carrying amount as of December 31, 2011, represented
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	2,669.8	(1,686.3)	983.5	1,005.8	2,209.1
Environmental Services	7,424.7	(4,957.2)	2,467.5	2,609.9	3,320.9
Energy Services	637.8	(119.5)	518.3	951.2	820.0
Other	519.2	(328.0)	191.2	139.4	147.4
PROPERTY, PLANT AND EQUIPMENT	11,251.5	(7,091.0)	4,160.5	4,706.3	6,497.4

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of December 31, 2013			Net carrying amount as of December 31, 2012, represented	Net carrying amount as of December 31, 2011, represented
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	876.5	(480.1)	396.4	424.8	772.3
Buildings	2,038.5	(1,104.3)	934.2	974.0	1,157.2
Technical installations, plant and equipment	4,844.1	(2,984.1)	1,860.0	2,162.6	3,107.1
Travelling systems and other vehicles	1,694.0	(1,291.5)	402.5	425.9	566.5
Other property, plant and equipment	1,476.2	(1,229.0)	247.2	274.2	419.3
Property, plant and equipment in progress	322.2	(2.0)	320.2	444.8	475.0
PROPERTY, PLANT AND EQUIPMENT	11,251.5	(7,091.0)	4,160.5	4,706.3	6,497.4

The decrease in “Technical installations, plant and equipment” between December 31, 2012 and 2013 is due to the transfer of Dalkia France assets to “Assets classified as held for sale”.

The decrease in “Land” between December 31, 2011 and 2012 is due to the divestiture of solid waste activities in the United States in the Environmental Services Division in the amount of €357.2 million.

The decrease in “Technical installations, plant and equipment” between December 31, 2011 and 2012 is due to the divestiture of regulated Water activities in the United Kingdom in the amount of €911.3 million, the divestiture of Eolfi American activities in the amount of €181.8 million and the divestiture of solid waste activities in the United States in the amount of €110.8 million.

Recap: Movements in the net carrying amount of property, plant and equipment during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Property, plant and equipment, gross	14,468.0	1,198.4	(486.3)	-	-	(3,749.5)	102.5	(74.7)	150.5	11,608.9
Depreciation and impairment losses	(7,970.6)	-	395.5	(88.1)	(779.6)	1,583.2	(46.7)	100.8	(97.1)	(6,902.6)
PROPERTY, PLANT AND EQUIPMENT, NET	6,497.4	1,198.4	(90.8)	(88.1)	(779.6)	(2,166.3)	55.8	26.1	53.4	4,706.3

Additions mainly concern the Water Division in the amount of €220.6 million, the Environmental Services Division in the amount of €579.5 million, the Energy Services Division in the amount of €184.1 million and the “Other Segments” Division in the amount of €214.2 million.

Disposals, net of impairment losses and depreciation of -€90.8 million, mainly concern the Water Division in the amount of -€33.3 million, the Environmental Services Division in the amount of -€51.6 million, the Energy Services Division in the amount of -€2.7 million and the “Other Segments” Division in the amount of -€3.2 million.

The main impairment losses recognized in 2012 mainly concern the Environmental Services Division in the United Kingdom (-€17.7 million) and the United States (-€36.7 million).

Changes in consolidation scope mainly concern the divestiture of regulated Water activities in the United Kingdom
(-€1,250.9 million), solid waste activities in the United States (-€673.8 million) and American wind energy activities
(-€181.8 million).

Other movements mainly concern the Environmental Services Division for €34.1 million, in respect of the discounting of provisions for site rehabilitation.

Note 8 Investments in joint ventures

(€ million)	Share of equity			Share of net income (loss)
	As of Dec. 31, 2013	As of Dec. 31, 2012, represented	As of Dec. 31, 2011, represented	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012, represented	Year ended Dec. 31, 2011, represented
Dalkia International	791.2	787.4	933.4	25.0	(119.8)	(198.5)
Chinese Water concessions	1,354.1	1,377.9	1,368.7	9.0	20.1	19.5
Other	759.8	749.5	865.0 (*)	75.2 (**)	39.6	(393.1)
o/w Transdev Group	380.6	168.1	227.6	(51.5)	(45.3)	(470.9)
TOTAL	2,905.1	2,914.8	3,167.1	109.2	(60.1)	(572.1)
o/w share of net income (loss) of equity-accounted entities in continuing operations				108.8 (**)	(81.6)	(581.5)
o/w share of net income (loss) of equity-accounted entities in discontinued operations				0.4	21.5	9.4
(*) o/w Berlin Water activities: €45.9 million as of December 31, 2011 (**) Including the fair value remeasurement of the investment previously held in Proactiva Medio Ambiente of €82.0 million

The decrease in investments in joint ventures in 2013 is mainly due to:

-

Dividend payments during the period (-€91.2 million);

-

The €560 million share capital increased performed by Transdev Group and subscribed equally by VE SA and Caisse des dépôts et consignations in the amount of €280.0 million;

-

The full consolidation of the Proactiva Medio Ambiente sub-group from November 28, 2013 (-€49.1 million);

-

The transfer to assets held for sale of Dalkia Investissement and the joint ventures held by Dalkia France (-€154.4 million).

8.1 Material joint ventures

The Group’s material joint ventures as of December 31, 2013 are as follows:

•

Dalkia International in the Energy Services Division, operating primarily in Italy, Poland, the Czech Republic and the Baltic countries;

•

the Chinese concessions in the Water Division, comprising a combination of approximately twenty separate legal entities in which the Group holds interests of between 21% and 50% as of December 31, 2013; the most significant concessions, in terms of revenues, are Shenzhen (25% interest) and Shanghai (50% interest).

Summarized financial information (at 100%) in respect of the Group’s material joint ventures is set out below. The summarized financial information below represents amounts shown in the joint ventures’ financial statements prepared in accordance with IFRSs, adjusted to reflect fair value adjustments performed on acquisition and adjustments recorded to comply with Group accounting principles, when applying the equity method.

Summarized financial information at 100% - Dalkia International joint venture	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Current assets	2,642.0	2,990.0	3,016.4
Non-current assets	4,189.3	4,268.8	4,091.7
TOTAL ASSETS	6,831.3	7,258.8	7,108.1
Equity attributable to the Company	2,025.6	1,989.4	2,182.8
Equity attributable to non-controlling interests	351.4	376.1	387.7
Current liabilities	2,081.7	2,744.7	2,214.0
Non-current liabilities	2,372.6	2,148.6	2,323.6
TOTAL EQUITY AND LIABILITIES	6,831.3	7,258.8	7,108.1
The above amounts of assets and liabilities include the following:
Cash and cash equivalents	691.8	792.9	649.9
Current financial liabilities (excluding trade and other payables and provisions)	507.0	959.7	434.4
Non-current financial liabilities (excluding trade and other payables and provisions)	1,982.0	1,733.3	1,927.3
INCOME STATEMENT
Revenue	4,551.1	4,831.1	4,506.0
Operating income	244.4	94.4	(94.1)
Net income (loss) from continuing operations	70.4	(116.0)	(218.6)
Post-tax net income (loss) from discontinued operations	0.0	0.0	(10.0)
Net income (loss) attributable to non-controlling interests	(37.5)	(41.9)	(33.3)
Net income (loss) attributable to owners of the Company at Dalkia International level	32.9	(157.9)	(261.9)
Net income (loss) for the year	70.4	(116.0)	(228.6)
Other comprehensive income for the year	(32.6)	16.8	(55.1)
Total comprehensive income for the year	37.7	(99.2)	(283.7)
The above net income (loss) for the year includes the following:
Depreciation and amortization	(207.8)	(208.9)	(178.6)
Interest income	12.1	9.6	11.1
Interest expense	(140.7)	(128.3)	(90.3)
Income tax (expense) income	(54.6)	(67.3)	(21.6)
DIVIDENDS
Dividends received from the joint venture	0.0	0.0	0.0

Reconciliation of the above summarized financial information on the Dalkia International joint venture to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

€ million	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Net assets of the Dalkia International joint venture	2,025.6	1,989.4	2,182.8
Proportion of the Group’s ownership interest in the Dalkia International joint venture	75.81%	75.80%	75.81%
Goodwill	320.8	348.6	348.8
Other adjustments (*)	(1,065.2)	(1,069.2)	(1,070.2)
Carrying amount of the Group’s interest in the Dalkia International joint venture	791.2	787.4	933.4

(*)

Other adjustments presented in the reconciliation between the summarized financial information of Dalkia International Group and the carrying amount of the interest in the joint venture are primarily attributable to capital gains recorded historically by Dalkia France when transferring foreign subsidiaries to Dalkia International on its creation and eliminated at Group level.

(€ million)	Year-ended December 31, 2013	Year-ended December 31, 2012	Year-ended December 31, 2011
Net income (loss) for the year of the Dalkia International joint venture	32.9	(157.9)	(261.9)
Proportion of the Group’s ownership interest in the Dalkia International joint venture	75.81%	75.80%	75.81%
Group share of net income (loss) of the Dalkia International joint venture	25.0	(119.8)	(198.5)

Summarized financial information at 100% – Chinese Water concessions joint venture	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Current assets	992.5	886.1	888.3
Non-current assets	4,691.4	4,782.7	4,814.5
TOTAL ASSETS	5,683.9	5,668.8	5,702.8
Equity attributable to the Company	2,890.2	2,900.7	2,871.8
Equity attributable to non-controlling interests	233.6	231.7	232.5
Current liabilities	1,502.9	1,358.7	1,381.4
Non-current liabilities	1,057.2	1,177.7	1,217.1
TOTAL EQUITY AND LIABILITIES	5,683.9	5,668.8	5,702.8
The above amounts of assets and liabilities include the following:
Cash and cash equivalents	413.9	378.6	412.8
Current financial liabilities (excluding trade and other payables and provisions)	556.5	509.4	541.1
Non-current financial liabilities (excluding trade and other payables and provisions)	572.2	698.2	746.5
INCOME STATEMENT
Revenue	1,493.2	1,481.3	1,341.1
Operating income	170.3	160.4	136.5
Net income (loss) from continuing operations	37.7	73.6	64.8
Post-tax net income (loss) from discontinued operations	0.0	0.0	0.0
Net income (loss) attributable to non-controlling interests	(7.9)	(7.2)	(0.4)
Net income (loss) attributable to owners of the Company at the Chinese Water concessions level	29.8	66.4	64.4
Net income for the year	37.7	73.6	64.8
Other comprehensive income for the year	(56.2)	(25.0)	257.6
Total comprehensive income for the year	(18.5)	48.6	322.4
The above net income (loss) for the year includes the following:
Depreciation and amortization	(137.2)	(135.4)	(118.3)
Interest income	5.4	5.3	3.9
Interest expense	(68.3)	(71.3)	(59.8)
Income tax (expense) income	(37.7)	(28.7)	(23.1)
DIVIDENDS
Dividends received from the joint venture	8.2	8.9	10.4

Reconciliation of the above summarized financial information on the Chinese Water concessions to the carrying amount of the interest in these joint ventures recognized in the consolidated financial statements:

€ million	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Net assets of the Chinese Water concessions joint venture	2,890.2	2,900.7	2,871.8
Proportion of the Group’s ownership interest in the Chinese Water concessions joint venture	30.24%	30.24%	30.24%
Goodwill	245.9	261.9	263.9
Other adjustments	234.2	238.8	236.4
Carrying amount of the Group’s interest in the Chinese Water concessions joint venture	1,354.1	1,377.9	1,368.7

As the Chinese Water concessions represent approximately twenty individual concessions, in which the Group holds percentage interests varying from 21% to 50%, the percentage interest indicated in the above reconciliation is a weighted-average rate of the contribution of each concession within the combination.

Accordingly, the “Other adjustments” line in the reconciliation of the summarized financial information on the Chinese Water concessions as a whole, to their carrying amount in the Consolidated Statement of Financial Position, represents the adjustment between the share in net assets obtained by applying the weighted average percentage interest for all Chinese Water concessions and the share in net assets recognized in the financial statements, calculated using the effective interest held in each of the Chinese Water concessions individually.

(€ million)	Year-ended December 31, 2013	Year-ended December 31, 2012	Year-ended December 31, 2011
Net income (loss) for the year of the Chinese Water concessions joint venture	29.8	66.4	64.4
Proportion of the Group’s ownership interest in the Chinese Water concessions joint venture	30.24%	30.24%	30.24%
Group share of net income (loss) of the Chinese Water concessions joint venture	9.0	20.1	19.5

8.2 Other joint ventures

As described in Note 3.3.4, the Group modified the accounting presentation of its investment in Transdev Group, transferring it from “Assets classified as held for sale” (discontinued operations) to “Investments in joint ventures” (continuing operations), accounted for using the equity method. Pursuant to IFRS 5.28 and IAS 28.21, this reclassification was performed retrospectively across all accounting periods presented.

This investment totals €380.6 million as of December 31, 2013, €168.1 million as of December 31, 2012 and €227.6 million as of December 31, 2011.

The following table presents summarized financial information for Transdev Group (at 100%) in respect of 2013, 2012 and 2011. This information reflects amounts presented in the joint venture’s financial statements prepared in accordance with IFRSs, adjusted to reflect fair value adjustments performed on acquisition and adjustments recorded to comply with Group accounting principles, when applying the equity method.

Summarized financial information –Transdev Group	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Current assets	2,345.1	2,474.8	2,403.4
Non-current assets	2,778.2	3,191.6	3,962.8
TOTAL ASSETS	5,123.3	5,666.4	6,366.2
Equity attributable to the Company	747.4	345.2	770.0
Equity attributable to non-controlling interests	84.8	167.0	172.1
Current liabilities	2,248.1	2,419.0	2,422.0
Non-current liabilities	2,043.0	2,735.2	3,002.1
TOTAL EQUITY AND LIABILITIES	5,123.3	5,666.4	6,366.2
INCOME STATEMENT
Revenue	6,606.1	6,797.2	6,088.9
Operating income	38.5	(291.1)	(376.7)
Net income (loss) from continuing operations	(26.1)	(367.9)	(448.6)
Post-tax net income (loss) from discontinued operations	(114.2)	(14.0)	(138.6)
Net income (loss) for the year	(140.3)	(381.9)	(587.2)

The Group also holds interests in joint ventures that are not individually material, with a total net carrying amount of €379.2 million as of December 31, 2013.

8.3 Unrecognized share of losses of joint ventures

As all joint ventures are partnerships in which the Group exercises joint control, the share of any losses is recognized in full at the year-end.

Note 9 Investments in associates

9.1 Material associates

(€ million)	Share of equity			Share of net income (loss)
	As of Dec. 31, 2013	As of Dec. 31, 2012, represented	As of Dec. 31, 2011, represented	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012, represented	Year ended Dec. 31, 2011, represented
Berlin Water	-	44.3	-	9.6	4.2	-
Other	385.0	433.4	360.8	18.4	24.8	(24.7)
o/w AFF W A Ltd (*)	41.5	45.3	-	3.8	2.2	-
Total	385.0	477.7	360.8	28.0	29.0	(24.7)
o/w share of net income (loss) of equity-accounted entities in continuing operations				18.4	24.4	(25.9)
o/w share of net income (loss) of equity-accounted entities in discontinued operations				9.6	4.6	1.2
(*) Formerly Rift Acquisition Holding Co, recognized as an associate in 2012 in the context of the divestiture of the regulated Water activities.

The Group exercised joint control over the entity RVB/BwB (Berlin Water) until the end of October 2012. This entity is now accounted for as a joint venture. At the end of October 2012, the Berlin parliament adopted a resolution concerning the purchase of RVB shares by the Land of Berlin from RWE. The transfer of shares between RWE and the Land of Berlin was completed on October 30, 2012, leading to:

-

The loss of joint control exercised by the group over the RVB/BWB entity: the Land of Berlin now owns 75.05% of BWB (the Berlin water management company) and obtained new appointment rights within the governance bodies, conferring on it financial and operating control of these entities. Veolia Environnement nonetheless retains significant influence through its presence in these same governance bodies;

-

The equity accounting of the Group’s shareholding with effect from October 31, 2012.

As of December 31, 2012, the total value of the investment in Berlin Water was €619.9 million, including €44.3 million recognized in “Investments in associates” and €575.6 million recognized in financial receivables.

As described in Note 3, on September 10, 2013 the Group announced the signature of an agreement with the Berlin Federal State authorities for the sale of its 24.95% investment in Berlin Water. This transaction, which required the approval of the Berlin Senate and Parliament, as well as European anti-trust authorities, was completed on December 2, 2013.

The decrease in investments in associates in 2013 breaks down as follows:

(€ million)	As of December 31, 2012, represented	Net income	Dividend distribution	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2013
Investments in associates	477.7	28.0	(20.9)	(79.8)	(8.3)	(11.7)	385.0

Changes in consolidation scope mainly comprise the divestiture of Berlin Water (-€53.9 million) and the divestiture of Regaz (-€26.7 million) in the Energy Services Division.

Othermovements mainly comprise the transfer of the associate Dalkia France to assets held for sale (-€14.3 million).

9.2 Other associates

The Group also holds interests in associates (that are not individually material) with a total net carrying amount of €385.0 million as of December 31, 2013.
9.3 Unrecognized share of losses of associates

As all associates are companies in which the Group exercises significant influence, the share of any losses is recognized in full.

Note 10 Non-consolidated investments

In accordance with IAS 39, non-consolidated investments are recognized at fair value. Unrealized gains and losses are recognized directly through other comprehensive income, except for unrealized losses considered long-term or material which are expensed in the Consolidated Income Statement in “Other financial income and expenses” (see Note 22).

Movements in non-consolidated investments during 2013 are as follows:

(€ million)	As of December 31, 2012 represented	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Foreign exchange translation	Transfers to Assets Held for sale	Other	As of December 31, 2013
Non-consolidated investments	47.0	7.1	(9.3)	3.7	-	(2.2)	(0.3)	(2.7)	(2.8)	40.5

Disposals mainly concern the divestiture of Jacobi securities in the Water Division in the amount of €7.0 million.

Transfers to assets held for sale mainly concern the non-consolidated securities held by Dalkia France in the amount of -€2.7 million.

The Group did not hold any non-consolidated investment lines in excess of €10 million as of December 31, 2013.

Recap: Movements in non-consolidated investments during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Non-consolidated investments	65.4	(0.8)	(4.4)	(14.1)	-	0.9	(0.1)	(0.9)	1.0	47.0

Transfers to Assets classified as held for sale mainly concern Eolfi investments in line with the reclassification to discontinued operations of this sub-group (-€1.0 million).

The Group did not hold any non-consolidated investment lines in excess of €10 million as of December 31, 2012.

Note 11 Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Notes 1.20 and 1.21).

Movements in the net carrying amount of non-current and current operating financial assets during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	New operating financial assets	Repayments / disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Gross	2,263.7	213.8	(36.7)	-	(179.4)	(36.1)	(168.5)	(304.6)	(24.6)	1,727.6
Impairment losses	(47.8)	-	-	(16.9)	35.2	0.1	-	-	(0.1)	(29.5)
NON-CURRENT OPERATING FINANCIAL ASSETS	2,215.9	213.8	(36.7)	(16.9)	(144.2)	(36.0)	(168.5)	(304.6)	(24.7)	1,698.1
Gross	167.0	0.8	(165.3)	-	(26.8)	(2.4)	168.5	(42.3)	(1.6)	97.9
Impairment losses	-	-	-	-	-	-	-	-	-	-
CURRENT OPERATING FINANCIAL ASSETS	167.0	0.8	(165.3)	-	(26.8)	(2.4)	168.5	(42.3)	(1.6)	97.9
NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS	2,382.9	214.6(2)	(202.0)	(16.9)	(171.0)	(38.4)	-	(346.9)	(26.3)	1 ,796.0

(1)

Impairment losses are recorded in operating income.

(2)

New operating financial assets presented in the Consolidated Cash Flow Statement equal new operating financial assets presented above (€224.2 million), net of the related acquisition debt (€9.6 million as of December 31, 2013).

The principal new operating financial assets in 2013 mainly concern:

•

The Water Division in the amount of €54.7 million and in particular investments in Germany under the Braunschweig contract of €15.0 million;

•

The Energy Services Division in the amount of €99.9 million and in particular cogeneration plants in France (€69.1 million);

•

The Environmental Services Division in the amount of €54.7 million, in particular in the United Kingdom for €44.3 million.

The principal repayments and disposals of operating financial assets in 2013 concern:

•

The Water Division in the amount of €61.5 million;

•

The Energy Services Division in the amount of €102.4 million and in particular cogeneration plants (€61.8 million);

•

The Environmental Services Division in the amount of €29.4 million, in particular in the United Kingdom.

Foreign exchange translation gains and losses on current and non-current operating financial assets mainly concern the Water Division (-€26.5 million) and the Environmental Services Division (-€10.1 million), primarily due to movements in the Korean won (-€9.7 million), the pound sterling (-€9.3 million) and the Australian dollar (-€7.0 million) against the euro.

Non-current/current reclassifications mainly concern:

•

The Water Division in the amount of €67.2 million and in particular industrial contracts in Korea (€28.0 million);

•

The Energy Services Division in the amount of €69.2 million and in particular cogeneration plants in France.

Changes in consolidation scope mainly concern the Water Division, following the Sharqiyah (Oman) IPO in the amount of -€113.6 million (see Note 3) and the Environmental Services Division in the amount of -€56.7 million, following the deconsolidation of Environmental Services activities in Italy.

Transfers to assets held for sale mainly concern the reclassification of Dalkia France assets (see Note 3) in the amount of -€358.7 million.

Operating financial assets held by the Group in countries considered high-risk by the International Monetary Fund are not material in amount.

The breakdown of operating financial assets by Division is as follows:

(€ million)	As of December 31,
	Non-current			Current			Total
	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented
Water	1,006.6	1,152.0	1,029.4	61.3	64.1	49.1	1,067.9	1,216.1	1,078.5
Environmental Services	611.4	635.6	667.4	36.4	52.3	48.3	647.8	687.9	715.7
Energy Services	1.0	332.7	298.5	0.2	47.6	64.8	1.2	380.3	363.3
Other	79.1	95.6	96.2	-	3.0	3.0	79.1	98.6	99.2
OPERATING FINANCIAL ASSETS	1,698.1	2,215.9	2,091.5	97.9	167.0	165.2	1,796.0	2,382.9	2,256.7

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	23.2	107.9	70.9	499.5	701.5
Environmental Services	36.0	113.4	90.4	404.7	644.5
Energy Services	-	-	-	-	-
Other	-	-	-	-	-
TOTAL	59.2	221.3	161.3	904.2	1,346.0

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Water	38.0	73.6	78.9	175.8	366.3
Environmental Services	0.5	2.1	0.8	-	3.4
Energy Services	0.2	0.7	0.2	0.1	1.2
Other	-	8.4	9.1	61.6	79.1
TOTAL	38.7	84.8	89.0	237.5	450.0

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	New	Repayments / disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Gross	2,139.2	249.9	(1.8)	-	122.4	13.8	(171.8)	(42.2)	(45.8)	2,263.7
Impairment losses	(47.7)	-	-	-	-	(0.1)	-	-	-	(47.8)
NON-CURRENT OPERATING FINANCIAL ASSETS	2,091.5	249.9	(1.8)	-	122.4	13.7	(171.8)	(42.2)	(45.8)	2,215.9
Gross	165.2	0.8	(179.2)	-	7.6	0.8	171.8	(0.2)	0.2	167.0
Impairment losses	-	-	-	-	-	-	-	-	-	-
CURRENT OPERATING FINANCIAL ASSETS	165.2	0.8	(179.2)	-	7.6	0.8	171.8	(0.2)	0.2	167.0
NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS	2,256.7	250.7(2)	(181.0)	-	130.0	14.5	-	(42.4)	(45.6)	2,382.9

(1)

Impairment losses are recorded in operating income.

(2)

New operating financial assets presented in the Consolidated Cash Flow Statement equal new operating financial assets presented above (€249.5 million), net of the related acquisition debt (€1.2 million as of December 31, 2012).

The principal new operating financial assets in 2012 mainly concern:

•

The Water Division in the amount of €58.8 million, with investments in Germany (€19.7 million, including the Braunschweig contract) and Korea;

•

The Energy Services Division in the amount of €147.9 million and in particular cogeneration plants in France;

•

The Environmental Services Division in the amount of €41.2 million, in particular in the United Kingdom (€32.3 million) and France (€8.5 million).

The principal repayments and disposals of operating financial assets in 2012 concern:

•

The Water Division in the amount of €60.2 million and in particular industrial contracts in Korea (€20.9 million);

•

The Energy Services Division in the amount of €90.4 million and in particular cogeneration plants;

•

The Environmental Services Division in the amount of €27.2 million.

Foreign exchange translation gains and losses on current and non-current operating financial assets mainly concern the Water Division (€4.9 million) and the Environmental Services Division (€9.6 million), primarily due to movements in the Korean won and the pound sterling against the euro.

Non-current/current reclassifications mainly concern:

•

The Water Division in the amount of €61.7 million and in particular industrial contracts in Korea (€25.6 million);

•

The Energy Services Division in the amount of €73.1 million and in particular cogeneration plants in France;

Changes in consolidation scope mainly concern the impact of the change in consolidation method of Azaliya and its subsidiaries now fully consolidated from August 2, 2012 (+€129.5 million).

Operating financial assets held by the Group in countries considered high-risk by the IMF are not material in amount.

Note 12 Other non-current and current financial assets

(€ million)	As of December 31,
	Non-current			Current			Total
	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented
Gross	2,533.4	2,477.3	2,896.6	633.3	1,511.7	1,006.9	3,166.7	3,989.0	3,903.5
Impairment losses	(66.0)	(69.3)	(69.8)	(10.2)	(25.5)	(31.5)	(76.2)	(94.8)	(101.3)
FINANCIAL ASSETS IN LOANS AND RECEIVABLES	2,467.4	2,408.0	2,826.8	623.1	1,486.2	975.4	3,090.5	3,894.2	3,802.2
OTHER FINANCIAL ASSETS	24.6	33.3	37.8	4.9	2.4	3.5	29.5	35.7	41.3
TOTAL OTHER FINANCIAL ASSETS	2,492.0	2,441.3	2,864.6	628.0	1,488.6	978.9	3,120.0	3,929.9	3,843.5

12.1 Movements in other non-current financial assets

Movements in the value of other non-current financial assets during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Additions	Repayments / disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Gross	2,477.3	723.8	(588.5)	7.7	-	(29.1)	(51.1)	(4.0)	(2.7)	2,533.4
Impairment losses	(69.3)	-	-	-	(1.0)	3.7	0.8	-	(0.2)	(66.0)
NON-CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	2,408.0	723.8	(588.5)	7.7	(1.0)	(25.4)	(50.3)	(4.0)	(2.9)	2,467.4
OTHER NON-CURRENT FINANCIAL ASSETS	33.3	3.7	(51.2)	44.2	(3.1)	(0.3)	-	(1.1)	(0.9)	24.6
TOTAL OTHER NON-CURRENT FINANCIAL ASSETS	2,441.3	727.5(2)	(639.7)(3)	51.9	(4.1)	(25.7)	(50.3)	(5.1)	(3.8)	2,492.0

(1)

Impairment losses are recorded in financial income and expenses.

(2)

“New non-current loans granted” in the Consolidated Cash Flow Statement of -€698.3 million, include additions to other non-current financial assets of €727.5 million, excluding additions to receivables on financial asset disposals (€25.6 million), presented in ”Proceeds on disposal of financial assets” and additions to other current financial assets available for sale (€3.6 million) presented in “Purchases of investments”.

(3)

“Principal payments on non-current loans” in the Consolidated Cash Flow Statement of €307.3 million, include repayments/disposals of other non-current financial assets (€639.7 million), excluding

-

repayments on disposals of financial assets of -€1.2 million;

-

repayments on other financial assets available for sale (-€51.2 million) presented in “Proceeds on disposal of financial assets”;

-

and finally the subscription of the Transdev Group share capital increase (-€280.0 million) presented in the Consolidated Cash Flow Statement in “Purchases of investments”.

New loans mainly concern loans granted to Dalkia International maturing in 2017 (€102.7 million) and the subscription by Dalkia SAS of the deeply subordinated securities issue performed by Dalkia International (€461.6 million).

As described in Note 3.4.2, an agreement was finalized in February 2013 between Dalkia and EDF shareholders. This agreement led to the issuance of €600 million in deeply subordinated bonds convertible into shares, subscribed by each shareholder in proportion to its interest in the share capital. Dalkia’s subscription was financed by Veolia Environnement in the amount of €456 million (excluding interest).

Repayments mainly concern the early repayment of the SPEC loan (-€281.6 million) and the impact of the subscription of the Transdev Group share capital increase by capitalization of the current account (-€280.0 million).

Changes in consolidation scope mainly concern the impact of the divestiture of Marine Services (€45.9 million), the full consolidation of Proactiva Medio Ambiente (€15.7 million) and the deconsolidation of Italian activities (-€8.1 million).

12.1.1

Non-current financial assets in loans and receivables

As of December 31, 2013, the principal non-current financial assets in loans and receivables primarily represented loans granted to equity-accounted joint ventures totaling €2,178.7 million, compared with €2,175.6 million as of December 31, 2012.

These loans mainly concerned:

•

Dalkia International for €1,464.0 million;

•

Transdev Group for €621.4 million;

•

The Chinese Water Concessions for €69.9 million.

12.1.2

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.14.2.

Other financial assets held by the Group in countries considered high-risk by the IMF are not material in amount.

Recap: Movements in other non-current financial assets during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Additions	Repayments / disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Gross	2,896.6	146.6	(26.7)	(121.0)	-	33.1	(476.0)	(2.9)	27.6	2,477.3
Impairment losses	(69.8)	-	-	(0.2)	(1.3)	2.0	-	-	-	(69.3)
NON-CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES	2,826.8	146.6	(26.7)	(121.2)	(1.3)	35.1	(476.0)	(2.9)	27.6	2,408.0
OTHER NON-CURRENT FINANCIAL ASSETS	37.8	11.7	(2.4)	(8.3)	(3.0)	(0.1)	(0.3)	(0.1)	(2.0)	33.3
TOTAL OTHER NON-CURRENT FINANCIAL ASSETS	2,864.6	158.3	(29.1)	(129.5)	(4.3)	35.0	(476.3)	(3.0)	25.6	2,441.3
(1) Impairment losses are recorded in financial income and expenses.

Changes in consolidation scope mainly concern the impact of full consolidation of Azaliya (-€106.2 million) and the divestiture of regulated Water activities in the United Kingdom (-€11.3 million).

Transfers to other current financial assets mainly comprise the transfer to current financial assets of the Berlin Water receivable (-€469.0 million), the portion of Dalkia International loans reaching maturity (-€285.4 million) and the new SPEC loan following the signature of the loan agreement (maturing in 2016) (+€281.6 million).

Other movements mainly concern the reclassification of the pension fund surplus in the United Kingdom (€20.0 million).

12.1.3

Non-current financial assets in loans and receivables

As of December 31, 2012, the principal non-current financial assets in loans and receivables were primarily loans granted to equity-accounted joint ventures of €2,175.6 million.

These loans mainly concerned:

-

Dalkia International for €1,266.8 million;

-

Transdev Group for €901.4 million.

12.1.4

Other non-current financial assets

Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.14.2.

12.2 Movements in current financial assets

Movements in other current financial assets during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Repayments / disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Gross	1,511.7	(893.3)	17.0	-	-	(8.5)	51.1	(39.2)	(5.5)	633.3
Impairment losses	(25.5)	-	(0.1)	-	2.6	0.3	(0.8)	13.3	-	(10.2)
CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES, NET	1,486.2	(893.3)	16.9	-	2.6	(8.2)	50.3	(25.9)	(5.5)	623.1
OTHER CURRENT FINANCIAL ASSETS	2.4	(0.5)	3.1	0.2	-	(0.3)	-	-	-	4.9
TOTAL OTHER CURRENT FINANCIAL ASSETS, NET	1,488.6	(893.8)(2)	20.0	0.2	2.6	(8.5)	50.3	(25.9)	(5.5)	628.0

(1)

Impairment losses are recorded in financial income and expenses.

(2)

“Net decrease/increase in current loans“ in the Consolidated Cash Flow Statement (€345.7 million) includes repayments/disposals of other current financial assets of €893.8 million, excluding accrued interest on current and non-current loans (€0.1 million) presented in “Interest paid”, the net increase/decrease in other current financial assets available for sale (-€0.5 million) presented in “Purchases of/Proceeds on disposal of financial assets” and the repayment of the Berlin Water current account in VW Deutschland (-€547.7 million) presented in “”Proceeds on disposal of financial assets”.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are classified as available-for-sale assets in accordance with the accounting principles described in Note 1.14.2.

Repayments mainly concern:

•

Repayment of the receivable recognized in VW Deutschland in respect of the loan granted by the Group to Berlin Water (-€547.7 million);

•

Repayment of the VE SA loan to Dalkia International (-€334.3 million).

Changes in consolidation scope mainly concern the impact of the full consolidation of Proactiva Medio Ambiente (€16.0 million).

Recap: Movements in other current financial assets during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Repayments / disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current/ current reclassification	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Gross	1,006.9	19.5	(19.3)	-	-	22.4	476.0	(8.4)	14.6	1,511.7
Impairment losses	(31.5)	-	-	-	5.5	0.2	-	0.1	0.2	(25.5)
CURRENT FINANCIAL ASSETS IN LOANS AND RECEIVABLES, NET	975.4	19.5	(19.3)	-	5.5	22.6	476.0	(8.3)	14.8	1,486.2
OTHER CURRENT FINANCIAL ASSETS	3.5	(0.2)	-	(1.0)	-	-	0.3	-	(0.2)	2.4
TOTAL OTHER CURRENT FINANCIAL ASSETS, NET	978.9	19.3	(19.3)	(1.0)	5.5	22.6	476.3	(8.3)	14.6	1,488.6
(1) Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are classified as available-for-sale assets in accordance with the accounting principles described in Note 1.14.2.

Transfers to other current financial assets are presented in 12.1.

Note 13 Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2013
Deferred tax assets, gross	1,976.8	90.3	(6.9)	(7.1)	(61.3)	(112.9)	38.1	1,917.0
Deferred tax assets not recognized	(958.1)	(128.8)	7.4	27.9	30.5	13.0	(49.7)	(1,057.8)
DEFERRED TAX ASSETS, NET	1,018.7	(38.5)	0.5	20.8	(30.8)	(99.9)	(11.6)	859.2
DEFERRED TAX LIABILITIES	1,010.3	(80.1)	2.0	(7.3)	(19.9)	(102.0)	(1.9)	801.1

As of December 31, 2013, deferred tax assets not recognized totaled -€1,057.8 million, including -€751.7 million on tax losses and -€306.1 million on timing differences. As of December 31, 2012, represented, such deferred tax assets totaled -€958.1 million, including -€554.5 million on tax losses and -€403.6 million on timing differences.

In France, based on taxable projected income, the Veolia Environnement tax group restricted the recognition of deferred tax assets to the amount of deferred tax liabilities, as at the previous year end.

As of December 31, 2013, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring of Water businesses in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed USD 4 billion, are currently being reviewed by the U.S. tax authorities (see Note 33).

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses and the impact of the change in impairment of deferred tax assets of the France tax group initially recognized in equity.

Changes in consolidation scope mainly concern:

•

The acquisition of an additional interest in Proactiva Medio Ambiente (€35.4 million in respect of deferred tax assets and €9.7 million in respect of deferred tax liabilities);

•

The deconsolidation of Environmental Services activities in Italy (-€13.3 million in respect of deferred tax assets and -€13.4 million in respect of deferred tax liabilities).

Foreign exchange translation gains and losses are mainly due to fluctuations in the U.S. dollar, the Japanese yen, the pound sterling and the Australian dollar against the euro.

Transfers to Assets and liabilities classified as held for sale mainly concern Dalkia France activities and Water activities in Morocco (see Note 24).

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
DEFERRED TAX ASSETS
Tax losses	986.1	806.1	812.0
Provisions and impairment losses	301.9	350.2	417.8
Employee benefits	184.2	234.3	213.9
Financial instruments	155.1	253.4	178.2
Operating financial assets	48.0	76.5	93.5
Fair value remeasurement of assets purchased	1.8	5.9	18.2
Foreign exchange translation	0.1	-	-
Finance leases	13.0	22.0	22.8
Intangible assets and Property, plant and equipment	7.6	8.4	7.6
Other	219.2	220.0	219.8
DEFERRED TAX ASSETS, GROSS (1)	1,917.0	1,976.8	1,983.8
DEFERRED TAX ASSETS NOT RECOGNIZED	(1,057.8)	(958.1)	(918.8)
RECOGNIZED DEFERRED TAX ASSETS	859.2	1,018.7	1,065.0
(1) Gross deferred tax assets decreased €59.8 million including €106.3 million between December 31, 2012 and 2013 following the transfer of Dalkia France to assets held for sale.

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
DEFERRED TAX LIABILITIES
Intangible assets and Property, plant and equipment (1)	360.3	391.0	728.4
Fair value remeasurement of assets purchased	53.8	67.0	103.2
Operating financial assets	90.8	149.1	149.1
Financial instruments	46.0	83.3	83.5
Finance leases	81.7	86.1	86.5
Provisions	42.2	43.3	50.0
Foreign exchange translation	11.8	10.6	13.9
Employee benefits	28.8	16.2	27.0
Other	85.7	163.7	223.5
DEFERRED TAX LIABILITIES (2)	801.1	1,010.3	1,465.1

(1)

Deferred tax liabilities on property, plant and equipment decreased €337.4 million between December 31, 2011 and December 31, 2012, including €206.7 million in respect of the divestiture of regulated Water activities in the United Kingdom and €130.2 million in respect of the divestiture of solid waste activities in the United States in the Environmental Services Division.

(2)

Deferred tax liabilities decreased €209.8 million, including €106.8 million between December 31, 2012 and 2013 following the transfer of Dalkia France to liabilities directly associated with assets classified as held for sale.

The breakdown by main tax group as of December 31, 2013 is as follows:

(€ million)	Recognized deferred tax assets on tax losses	Recognized deferred tax assets on timing differences	Deferred tax liabilities on timing differences	Net recognized deferred tax position
France Veolia Environnement tax group	-	184.5	(184.5)	-
United States tax group	178.4	135.2	(160.5)	153.1
United Kingdom tax group	-	62.5	(132.3)	(69.8)
TOTAL FOR THE MAIN TAX GROUPS	178.4	382.2	(477.3)	83.3

The timing schedule for the reversal of the net deferred tax position on timing differences and the deferred tax asset position on tax losses of the France Veolia Environnement tax group and the United States tax group is as follows:

(€ million)	Deferred tax assets on tax losses			Net deferred tax on timing differences			Total
	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total	5 years or less	More than 5 years	Total
France Veolia Environnement tax group	-	-	-	-	-	-	-	-	-
United States tax group	178.4	-	178.4	39.2	(64.5)	(25.3)	217.6	(64.5)	153.1

The expiry schedule for deferred tax assets on tax losses recognized and not recognized as of December 31, 2013 is as follows:

(€ million)	Expiry			Total
	5 years or less	More than 5 years	Unlimited
Recognized tax losses	6.7	184.8	42.9	234.4
o/w French tax groups	-	-	-	-
o/w United States tax group	-	178.4	-	178.4
o/w United Kingdom tax group	-	-	-	-
Tax losses not recognized	(32.9)	(51.3)	(667.5)	(751.7)
o/w French tax groups	-	-	(295.2)	(295.2)
o/w United States tax group	-	-	-	-
o/w United Kingdom tax group	-	-	-	-

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
DEFERRED TAX ASSETS, NET
Deferred tax assets through net income	807.2	948.0	986.5
Deferred tax assets through equity	52.0	70.7	78.5
DEFERRED TAX ASSETS, NET	859.2	1,018.7	1,065.0
DEFERRED TAX LIABILITIES
Deferred tax liabilities through net income	775.7	984.0	1,431.8
Deferred tax liabilities through equity	25.4	26.3	33.3
DEFERRED TAX LIABILITIES	801.1	1,010.3	1,465.1

Recap: Movements in deferred tax assets and liabilities during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2012, represented
Deferred tax assets, gross	1,983.8	173.2	(19.1)	(65.8)	(14.3)	(77.6)	(3.4)	1,976.8
Deferred tax assets not recognized	(918.8)	(90.5)	24.9	(16.4)	3.2	36.3	3.2	(958.1)
DEFERRED TAX ASSETS, NET	1,065.0	82.7	5.8	(82.2)	(11.1)	(41.3)	(0.2)	1,018.7
DEFERRED TAX LIABILITIES	1,465.1	(13.0)	(3.1)	(407.0)	10.5	(39.4)	(2.8)	1,010.3

Note 14 Working capital

Movements in net working capital during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Change in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2013
Inventories and work-in-progress, net	614.9	(36.3)	15.9	20.1	(9.7)	(168.1)	(2.3)	434.5
Operating receivables, net	8,573.8	(92.5)	(41.4)	120.6	(170.1)	(1,424.2)	(22.1)	6,944.1
Operating payables	9,562.8	(145.7)	-	91.1	(144.4)	(1,398.9)	(35.0)	7,929.9
NET WORKING CAPITAL	(374.1)	16.9	(25.5)	49.6	(35.4)	(193.4)	10.6	(551.3)

Net amounts transferred to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” mainly concern the transfer of Dalkia France assets and liabilities (-€180.0 million) in line with the transaction described in Note 3.2.2.

Net impairment losses were mainly recognized in the “Other Segments” Division in VE SA in the amount of -€23.9 million and in the Water Division in France in the amount of -€11.7 million.

Changes in consolidation scope mainly concern the full consolidation of Proactiva Medio Ambiente (€43.7 million) and the deconsolidation of Environmental Services activities in Italy (€9.2 million).

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables, tax receivables and payables other than current tax), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of industrial investments).

Movements in each of these working capital categories in 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2013
Inventories and work-in-progress, net	614.9	(36.3)	15.9	20.1	(9.7)	(168.1)	(2.3)	434.5
Operating receivables (including tax receivables other than current tax)	8,406.8	(36.1)	(41.0)	121.4	(167.0)	(1,429.3)	(22.1)	6,832.7
Operating payables (including tax payables other than current tax)	(9,149.7)	101.8	-	(66.4)	141.6	1,387.6	14.7	(7,570.4)
OPERATING WORKING CAPITAL (1)	(128.0)	29.4	(25.1)	75.1	(35.1)	(209.8)	(9.7)	(303.2)
Tax receivables (current tax)	140.3	(35.3)	-	(0.8)	(2.9)	5.1	(0.4)	106.0
Tax payables (current tax)	(158.2)	63.1	-	(30.9)	0.3	3.2	3.9	(118.6)
TAX WORKING CAPITAL	(17.9)	27.8	-	(31.7)	(2.6)	8.3	3.5	(12.6)
Receivables on non-current asset disposals	26.7	(21.1)	(0.4)	-	(0.2)	-	0.4	5.4
Industrial investment payables	(254.9)	(19.2)	-	6.2	2.5	8.1	16.4	(240.9)
INVESTMENT WORKING CAPITAL	(228.2)	(40.3)	(0.4)	6.2	2.3	8.1	16.8	(235.5)
NET WORKING CAPITAL	(374.1)	16.9	(25.5)	49.6	(35.4)	(193.4)	10.6	(551.3)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Movements in inventories during 2013 are as follows:

Inventories (€ million)	As of December 31, 2012, represented	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Raw materials and supplies	345.7	2.7	-	-	20.5	(7.0)	(37.5)	-	324.3
Work-in-progress	201.0	(34.8)	-	-	-	(1.5)	(122.9)	1.0	42.8
Other inventories(1)	95.8	(4.2)	-	-	-	(1.6)	(4.1)	-	86.0
INVENTORIES AND WORK-IN-PROGRESS, GROSS	642.5	(36.3)	-	-	20.5	(10.1)	(164.5)	1.0	453.1
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(27.6)	-	(10.8)	26.7	(0.4)	0.4	(3.6)	(3.3)	(18.6)
INVENTORIES AND WORK-IN-PROGRESS, NET	614.9	(36.3)	(10.8)	26.7	20.1	(9.7)	(168.1)	(2.3)	434.5
(1) Including CO2 inventories.

Inventories mainly concern the Water Division in the amount of €249.7 million and the Environmental Services Division in the amount of €148.0 million.

Movements in operating receivables during 2013 are as follows:

Operating receivables (€ million)	As of December 31, 2012, represented	Changes in business	Impairment losses(1)	Reversal of impairment losses(1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2013
Trade receivables	6,551.8	(33.3)	-	-	167.3	(120.7)	(847.0)	(16.1)	5,702.0
Impairment losses on trade receivables	(422.7)	-	(119.4)	81.9	(55.4)	8.3	17.1	1.2	(489.0)
TRADE RECEIVABLES. NET(2)	6,129.1	(33.3)	(119.4)	81.9	111.9	(112.4)	(829.9)	(14.9)	5,213.0
Other current operating receivables	602.6	25.1	-	-	(42.8)	(17.7)	(65.4)	(10.4)	491.4
Impairment losses on other current operating receivables	(54.2)	-	(6.5)	2.7	11.8	1.0	6.6	1.3	(37.3)
OTHER OPERATING RECEIVABLES, NET(2)	548.4	25.1	(6.5)	2.7	(31.0)	(16.7)	(58.8)	(9.1)	454.1
Other receivables(3)	843.9	(127.7)	(0.1)	-	1.4	(29.8)	(168.0)	(0.8)	518.9
Tax receivables	1,052.4	43.4	-	-	38.3	(11.2)	(367.5)	2.7	758.1
OPERATING RECEIVABLES, NET	8,573.8	(92.5)	(126.0)	84.6	120.6	(170.1)	(1,424.2)	(22.1)	6,944.1

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

Changes in consolidation scope primarily concern the full consolidation of Proactiva (€202.6 million) and the deconsolidation of Environmental Services activities in Italy (-€60.9 million).

Transfers to Assets classified as held for sale mainly concern Dalkia France operating receivables (-€1,456.5 million).

Net impairment losses mainly concern trade receivables (-€37.5 million) and are tied to the write-down of trade receivables in VE SA (-€23.9 million) and in Water distribution activities in France (-€11.7 million).

Operating receivables held by the Group in countries considered high-risk by the IMF are not material in amount.

Movements in operating payables during 2013 are as follows:

Operating payables (€ million)	As of December 31, 2012, represented	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2013
Trade payables (1)	3,997.7	(31.4)	31.9	(70.8)	(716.2)	(14.9)	3,196.3
Other operating payables(1)	3,687.7	(30.6)	(15.5)	(50.1)	(131.0)	(0.4)	3,460.1
Other liabilities(2)	638.5	3.1	(0.6)	(12.4)	(165.9)	(16.6)	446.1
Tax and employee-related liabilities	1,238.9	(86.8) (3)	75.3	(11.1)	(385.8)	(3.1)	827.4
OPERATING PAYABLES	9,562.8	(145.7)	91.1	(144.4)	(1,398.9)	(35.0)	7,929.9
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income. (3) Changes in business mainly concern the Water Division in the amount of -€67.8 million

Trade payables are recognized as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concern the full consolidation of Proactiva (€179.9 million) and the deconsolidation of Environmental Services activities in Italy (-€70.5 million).

Transfers to assets classified as held for sale mainly concern Dalkia France operating payables (-€1,441.5 million).

Recap: Movements in net working capital during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2012, represented
Inventories and work-in-progress, net	664.5	23.1	(36.5)	(35.5)	(1.3)	(4.4)	5.0	614.9
Operating receivables, net	8,836.5	126.8	(26.5)	(67.6)	(28.1)	(233.2)	(34.1)	8,573.8
Operating payables	9,897.8	146.8	-	(83.6)	(19.2)	(339.1)	(39.9)	9,562.8
NET WORKING CAPITAL	(396.8)	3.1	(63.0)	(19.5)	(10.2)	101.5	10.8	(374.1)

(€ million)	As of December 31, 2011 represented	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2012, represented
Inventories and work-in-progress, net	664.5	23.1	(36.5)	(35.5)	(1.3)	(4.4)	5.0	614.9
Operating receivables (including tax receivables other than current tax)	8,692.3	79.6	(26.0)	(68.8)	(27.9)	(224.4)	(18.0)	8,406.8
Operating payables (including tax payables other than current tax)	(9,465.8)	(71.6)	-	77.2	19.1	279.3	12.1	(9,149.7)
OPERATING WORKING CAPITAL (1)	(109.0)	31.1	(62.5)	(27.1)	(10.1)	50.5	(0.9)	(128.0)
Tax receivables (current tax)	126.0	26.5	-	1.2	(0.2)	(8.8)	(4.4)	140.3
Tax payables (current tax)	(113.8)	(54.6)	-	3.1	0.5	4.8	1.8	(158.2)
TAX WORKING CAPITAL	12.2	(28.1)	-	4.3	0.3	(4.0)	(2.6)	(17.9)
Receivables on non-current asset disposals	18.2	20.7	(0.5)	-	-	-	(11.7)	26.7
Industrial investment payables	(318.2)	(20.6)	-	3.3	(0.4)	55.0	26.0	(254.9)
INVESTMENT WORKING CAPITAL	(300.0)	0.1	(0.5)	3.3	(0.4)	55.0	14.3	(228.2)
NET WORKING CAPITAL	(396.8)	3.1	(63.0)	(19.5)	(10.2)	101.5	10.8	(374.1)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Recap: Movements in inventories during 2012 are as follows:

Inventories (€ million)	As of December 31, 2011, represented	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Raw materials and supplies	341.4	9.9	-	-	(1.0)	(0.4)	(5.8)	1.6	345.7
Work-in-progress	244.3	9.2	-	-	(45.9)	(1.2)	(6.5)	1.1	201.0
Other inventories (1)	106.5	4.0	-	-	(4.8)	(0.1)	(7.8)	(2.0)	95.8
INVENTORIES AND WORK-IN-PROGRESS, GROSS	692.2	23.1	-	-	(51.7)	(1.7)	(20.1)	0.7	642.5
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(27.7)	-	(50.6)	14.1	16.2	0.4	15.7	4.3	(27.6)
INVENTORIES AND WORK-IN-PROGRESS, NET	664.5	23.1	(50.6)	14.1	(35.5)	(1.3)	(4.4)	5.0	614.9
(1) Including CO2 inventories.

Inventories mainly concern the Water Division in the amount of €245.0 million and the Energy Services Division in the amount of €208.2 million.

Recap: Movements in operating receivables during 2012 are as follows:

Operating receivables (€ million)	As of December 31, 2011, represented	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets classified as held for sale	Other	As of December 31, 2012, represented
Trade receivables	6,770.5	108.2	-	-	(76.9)	(13.1)	(220.2)	(16.7)	6,551.8
Impairment losses on trade receivables	(435.3)	-	(128.6)	108.5	6.1	0.5	26.1	-	(422.7)
TRADE RECEIVABLES, NET(2)	6,335.2	108.2	(128.6)	108.5	(70.8)	(12.6)	(194.1)	(16.7)	6,129.1
Other current operating receivables	626.2	(5.3)	-	-	11.2	(3.3)	(12.9)	(13.3)	602.6
Impairment losses on other current operating receivables	(47.9)	-	(11.6)	5.4	(0.2)	0.6	-	(0.5)	(54.2)
OTHER OPERATING RECEIVABLES, NET(2)	578.3	(5.3)	(11.6)	5.4	11.0	(2.7)	(12.9)	(13.8)	548.4
Other receivables (3)	815.8	61.4	(0.2)	-	(19.8)	(12.0)	(0.9)	(0.4)	843.9
Tax receivables	1,107.2	(37.5)	-	-	12.0	(0.8)	(25.3)	(3.2)	1,052.4
OPERATING RECEIVABLES, NET	8,836.5	126.8	(140.4)	113.9	(67.6)	(28.1)	(233.2)	(34.1)	8,573.8

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

Transfers to Assets classified as held for sale mainly concern Water activities in Morocco (-€178.5 million) and global urban lighting activities (Citelum) for -€50.2 million.

Changes in consolidation scope primarily concern the divestiture of regulated activities in the United Kingdom
(-€213.9 million), the divestiture of solid waste activities in the United States in the Environmental Services Division
(-€81.6 million) and the acquisition of Azaliya (€112.0 million).

Net impairment losses mainly concern trade receivables (-€20.1 million).

Recap: Movements in operating payables during 2012 are as follows:

Operating payables (€ million)	As of December 31, 2011, represented	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2012, represented
Trade payables (1)	3,927.6	202.3	35.3	(9.0)	(148.4)	(10.1)	3,997.7
Other operating payables(1)	4,040.4	(185.3)	(39.7)	(8.6)	(116.0)	(3.1)	3,687.7
Other liabilities(2)	751.6	57.3	(132.5)	0.2	(16.4)	(21.7)	638.5
Tax and employee-related liabilities	1,178.2	72.5	53.3	(1.8)	(58.3)	(5.0)	1,238.9
OPERATING PAYABLES	9,897.8	146.8	(83.6)	(19.2)	(339.1)	(39.9)	9,562.8
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

Trade payables are recognized as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Transfers to Assets classified as held for sale mainly concern Water activities in Morocco (-€273.5 million) and global urban lighting activities (Citelum) for -€60.5 million.

Recap: Movements in net working capital during 2011 are as follows:

(€ million)	As of December 31, 2010 represented	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2011, represented
Inventories and work-in-progress, net	725.1	67.7	6.7	(130.0)	3.4	(1.9)	(6.5)	664.5
Operating receivables, net	9,887.6	391.8	(12.1)	(1,264.2)	31.5	(136.7)	(61.4)	8,836.5
Operating payables	11,188.1	245.1	-	(1,460.1)	34.9	(34.5)	(75.7)	9,897.8
NET WORKING CAPITAL	(575.4)	214.4	(5.4)	65.9	-	(104.1)	7.8	(396.8)

(€ million)	As of December 31, 2010, represented	Changes in business	Impairment losses, net	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2011, represented
Inventories and work-in-progress, net	725.1	67.7	6.7	(130.0)	3.4	(1.9)	(6.5)	664.5
Operating receivables (including tax receivables other than current tax)	9,730.5	309.4	(12.0)	(1,193.5)	31.0	(140.0)	(33.1)	8,692.3
Operating payables (including tax payables other than current tax)	(10,746.9)	(147.7)	-	1,385.7	(27.1)	46.2	24.0	(9,465.8)
OPERATING WORKING CAPITAL (1)	(291.3)	229.4	(5.3)	62.2	7.3	(95.7)	(15.6)	(109.0)
Tax receivables (current tax)	135.1	79.3	-	(42.9)	0.2	3.3	(49.0)	126.0
Tax payables (current tax)	(156.6)	(58.0)	-	39.9	(0.5)	1.6	59.8	(113.8)
TAX WORKING CAPITAL	(21.5)	21.3	-	(3.0)	(0.3)	4.9	10.8	12.2
Receivables on non-current asset disposals	22.0	3.1	(0.1)	(27.8)	0.3	-	20.7	18.2
Industrial investment payables	(284.6)	(39.4)	-	34.5	(7.3)	(13.3)	(8.1)	(318.2)
INVESTMENT WORKING CAPITAL	(262.6)	(36.3)	(0.1)	6.7	(7.0)	(13.3)	12.6	(300.0)
NET WORKING CAPITAL	(575.4)	214.4	(5.4)	65.9	-	(104.1)	7.8	(396.8)
(1) The change in working capital presented in the Consolidated Cash Flow Statement is equal to the sum of operating working capital changes in business activity and impairment losses presented above.

Movements in inventories during 2011 are as follows:

Inventories (€ million)	As of December 31, 2010, represented	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2011, represented
Raw materials and supplies	430.0	37.8	-	-	(129.1)	1.2	2.0	(0.5)	341.4
Work-in-progress	225.4	24.1	-	-	(1.4)	2.4	(0.6)	(5.6)	244.3
Other inventories (1)	118.1	5.8	-	-	(14.6)	(0.1)	(2.7)	-	106.5
INVENTORIES AND WORK-IN-PROGRESS, GROSS	773.5	67.7	-	-	(145.1)	3.5	(1.3)	(6.1)	692.2
IMPAIRMENT LOSSES ON INVENTORIES AND WORK-IN-PROGRESS	(48.4)	-	(12.2)	18.9	15.1	(0.1)	(0.6)	(0.4)	(27.7)
INVENTORIES AND WORK-IN-PROGRESS, NET	725.1	67.7	(12.2)	18.9	(130.0)	3.4	(1.9)	(6.5)	664.5
(1) Including CO2 inventories.

Recap: Movements in operating receivables during 2011 are as follows:

Operating receivables (€ million)	As of December 31, 2010, represented	Changes in business	Impairment losses (1)	Reversal of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2011, represented
Trade receivables	7,578.9	128.7	-	-	(830.6)	20.0	(104.6)	(21.9)	6,770.5
Impairment losses on trade receivables	(443.0)		(153.2)	142.1	33.6	(1.9)	(9.0)	(3.9)	(435.3)
TRADE RECEIVABLES, NET(2)	7,135.9	128.7	(153.2)	142.1	(797.0)	18.1	(113.6)	(25.8)	6,335.2
Other current operating receivables	908.3	(32.0)	-	-	(261.7)	2.5	(6.2)	15.3	626.2
Impairment losses on other current operating receivables	(52.6)	-	(10.7)	9.7	8.7	(0.4)	(0.5)	(2.1)	(47.9)
OTHER OPERATING RECEIVABLES, NET(2)	855.7	(32.0)	(10.7)	9.7	(253.0)	2.1	(6.7)	13.2	578.3
Other receivables (3)	737.3	125.5	-	-	(60.2)	13.0	(2.9)	3.1	815.8
Tax receivables	1,158.7	169.6	-	-	(154.0)	(1.7)	(13.5)	(51.9)	1,107.2
OPERATING RECEIVABLES, NET	9,887.6	391.8	(163.9)	151.8	(1,264.2)	31.5	(136.7)	(61.4)	8,836.5

(1)

 Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.

(2)

Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.

(3)

Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Recap: Movements in operating payables during 2011 are as follows:

Operating payables (€ million)	As of December 31, 2010, represented	Changes in business	Changes in consolidation scope	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2011, represented
Trade payables (1)	4,394.2	18.3	(449.7)	15.3	(48.0)	(2.5)	3,927.6
Other operating payables (1)	4,697.1	28.6	(757.0)	17.7	37.9	16.1	4,040.4
Other liabilities (2)	776.3	116.5	(127.9)	0.7	11.5	(25.5)	751.6
Tax and employee-related liabilities	1,320.5	81.7	(125.5)	1.2	(35.9)	(63.8)	1,178.2
OPERATING PAYABLES	11,188.1	245.1	(1,460.1)	34.9	(34.5)	(75.7)	9,897.8
(1) Financial liabilities as defined by IAS 39, measured at amortized cost. (2) Primarily deferred income.

14.1 Transfers of financial assets

In 2013, Veolia Environnement had several programs for the assignment of receivables through factoring, discounting and assignment by way of security. No securitization programs were set-up in 2013 following termination of the Water Division program in May 2012.

Factoring

There are currently two trade receivable factoring programs in the Energy Services Division, representing maximum aggregate outstandings of €260 million.

Under these programs, set-up in 2010 and 2012 and renewed annually, the Group subsidiaries have agreed to assign, on a renewable basis, trade receivables by contractual subrogation without recourse against the risk of default by the debtor. The analysis of the risks and rewards as defined by IAS 39 led the Group to derecognize almost all the receivables assigned under these factoring programs. In addition, the subsidiaries remain responsible for invoicing and debt recovery, for which they receive remuneration but do not retain control.

Accordingly, receivables totaling €1,133 million were assigned under the aforementioned programs in 2013, compared with €1,009 million in 2012. Receivables derecognized as of December 31, 2013 total €185.0 million, compared with €179.7 million as of December 31, 2012. These assignments were performed on a recurring basis throughout the year.

Discounting and assignment by way of security

Under Public-Private partnerships, all Veolia Environnement Division subsidiaries can assign the fraction of future payments guaranteed by local authorities / private customers (recognized in financial receivables pursuant to IFRIC 12 or IFRIC 4-IAS 17) to the bodies funding the project, through discounting or assignment by way of security programs (such as Dailly programs in France).

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

Two assignments by way of security performed in 2005 and 2006 in connection with the specific terms and conditions of finance lease agreements entered into by the Environmental Services Division operate differently and do not permit the derecognition of the receivables assigned. The assignment terms provide for the provision of a joint surety by the subsidiaries and their partners to the assignee financial institutions. Receivables of €83.1 million and corresponding to finance lease obligations maturing in 2025 and 2026 of €82.4 million are recognized in Veolia Environnement’s balance sheet as of December 31, 2013 in respect of these contracts (€85.0 million and €86.0 million, respectively, as of December 31, 2012).

Note 15 Cash and cash equivalents

Movements in cash and cash equivalents and bank overdrafts and other cash position items during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2013
Cash	617.5	(119.8)	(41.6)	-	3.6	29.5	0.4	489.6
Cash equivalents	4,380.5	(592.1)	3.4	-	(5.4)	(0.8)	(0.8)	3,784.8
CASH AND CASH EQUIVALENTS	4,998.0	(711.9)	(38.2)	-	(1.8)	28.7	(0.4)	4,274.4
Bank overdrafts and other cash position items	252.7	48.6	(1.8)	-	(6.3)	(76.9)	0.2	216.1
Net cash	4,745.3	(760.5)	(36.4)	-	4.5	105.6	(0.2)	4,058.3
(1) Fair value adjustments are recorded in financial income and expenses.

Transfers to Assets classified as held for sale mainly concern the net cash of Dalkia France (€41.5 million) and wind energy activities (€68.1 million).

As of December 31, 2013, cash and cash equivalents total €4,274.4 million, compared with €4,998.0 million as of December 31, 2012. This heading includes cash balances and cash equivalents “subject to restrictions” of €157 million as of December 31, 2013.

The decrease in net cash mainly reflects debt repayments and repurchases and the payment of the Veolia Environnement dividend to shareholders, partially offset by the deeply subordinated security issue and disposals.

As of December 31, 2013, the Water Division held cash of €285.6 million, the Environmental Services Division held cash of €118.5 million, the Energy Services Division held cash of €2.1 million, Veolia Environnement SA held cash of €18.2 million and certain subsidiaries held cash of €65.2 million, including €33.5 million held by Proactiva Medio Ambiente.

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 28.4 – Management of liquidity risk, presents a breakdown of investments by nature.

As of December 31, 2013, cash equivalents were primarily held by Veolia Environnement SA in the amount of €3,652.3 million including monetary UCITS of €2,034.5 million, negotiable debt instruments (bank certificates of deposit, negotiable medium term notes and treasury notes with a maturity of less than three months) of €502.4 million and term deposit accounts of €1,115.4 million. Cash equivalents are accounted for as assets at fair value through the Consolidated Income Statement.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Recap: Movements in cash and cash equivalents during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Transfers to Assets / liabilities classified as held for sale	Other	As of December 31, 2012, represented
Cash	644.2	124.4	(49.0)	-	(10.4)	(88.8)	(2.9)	617.5
Cash equivalents	4,381.2	(17.6)	41.2	-	2.7	2.1	(29.1)	4,380.5
CASH AND CASH EQUIVALENTS	5,025.4	106.8	(7.8)	-	(7.7)	(86.7)	(32.0)	4,998.0
Bank overdrafts and other cash position items	390.5	(166.2)	16.4	-	(1.3)	9.5	3.8	252.7
Net cash	4,634.9	273.0	(24.2)	-	(6.4)	(96.2)	(35.8)	4,745.3
(1) Fair value adjustments are recorded in financial income and expenses.

Transfers to assets classified as held for sale mainly concern the net cash of Water Division activities in Morocco (-€25.9 million) and wind energy activities (-€68.1 million).

As of December 31, 2012, cash and cash equivalents total €4,998.0 million, compared with €5,025.4 million as of December 31, 2011. This heading includes cash balances “subject to restrictions” of €182 million as of December 31, 2012.

As of December 31, 2012, the Water Division held cash of €280.8 million, the Environmental Services Division held cash of €144.6 million, the Energy Services Division held cash of €26.2 million, Veolia Environnement SA held cash of €114.9 million and certain subsidiaries (primarily insurance) held cash of €51.0 million.

Investment supports used by the Group include monetary UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) and monetary notes.

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 28.4.2 – Management of liquidity risk, presents a breakdown of investments by nature.

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

Note 16 Equity

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

This policy has led Veolia Environnement to define a debt coverage ratio: Adjusted net financial debt / (Operating cash flow before changes in working capital + principal payments on operating financial assets) of 3 to 2014 +/-5%.

Adjusted net financial debt is equal to net financial debt less loans and receivables to joint ventures. Net financial debt is equal to gross borrowings (non-current borrowings, current borrowings, bank overdrafts and other cash position items), less cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

16.2 Equity attributable to owners of the Company

16.2.1

Share capital

The share capital is fully paid up.

16.2.1.1

Share capital increases

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

During 2013, Veolia Environnement performed a share capital increase of €227.3 million (net of issuance costs) on the payment of scrip dividends. As decided at the Annual General Shareholders’ Meeting of May 14, 2013, the Group offered shareholders a choice of payment of the dividend in cash or shares. The option to receive payment of the dividend in shares led to the creation of 26,788,859 shares.

16.2.1.2

Number of shares outstanding and par value

The number of shares outstanding was 519,652,960 as of December 31, 2011 (including treasury shares), 522,086,849 as of December 31, 2012 and 548,875,708 as of December 31, 2013. The par value of each share is €5.

16.2.1.3

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

Fiscal years 2011, 2012 and 2013

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

For 2013, authorized but unissued shares under the first category amounted to 365,460,794, shares on the basis of 522,086,849 shares outstanding on May 14, 2013, the date of the General Shareholders’ Meeting voting the authorizations.

As of December 31, 2013, 26,788,859 shares had been issued from among the 365,460,794 above-mentioned authorized shares.

16.2.2

Offset of treasury shares against equity

In 2011, Veolia Environnement transferred 100,976 shares in part payment of the scrip dividend. As of December 31, 2011, the Group held 14,237,927 of its own shares.

Veolia Environnement did not purchase or sell any treasury shares in 2012 and 2013.

16.2.3

Appropriation of net income and dividend distribution

A dividend of €355.5 million was distributed by Veolia Environnement SA in 2013 and deducted from “Additional paid-in capital” and “Reserves”. 2012 net income attributable to owners of the Company of €404.0 million was appropriated to “Consolidated reserves”.

16.2.4

Foreign exchange translation

Re-presented accumulated foreign exchange translation reserves total €18.0 million as of January 1, 2011 (Group share).

Accumulated foreign exchange translation reserves total €31.5 million as of December 31, 2011 (Group share).

The change in foreign exchange translation reserves primarily reflects the appreciation of the Chinese renminbi yuan (+€124.2 million, Group share), U.S. dollar (+€33.7 million, Group share) and pound sterling (+€38.4 million, Group share) against the euro in 2011. Movements in foreign exchange translation reserves are nonetheless significantly limited by the Group policy of securing borrowings in the local currency.

Accumulated foreign exchange translation reserves total €222.3 million as of December 31, 2012 (Group share).

The change in foreign exchange translation reserves primarily reflects the release to the Consolidated Income Statement of the foreign exchange translation reserves of regulated Water activities in the United Kingdom and solid waste activities in the United States, following their divestiture in 2012 as detailed below.

It also reflects movements in the Chinese renminbi yuan (+€8.4 million, Group share), the US dollar (-€39.3 million, Group share), the Korean won (+€15.6 million) and the pound sterling (+€18.7 million) against the euro in 2012.

Accumulated foreign exchange translation reserves total €105.2 million as of December 31, 2013 (Group share).

The change in foreign exchange translation reserves primarily reflects the appreciation of the Chinese renminbi yuan (-€19.9 million), the Czech crown (-€36.3 million), the Australian dollar (-€21.3 million) and the pound sterling (-€23.2 million).

Movements in foreign exchange translation reserves (attributable to owners of the Company and to non-controlling interests)

(€ million)	Total	o/w Attributable to owners of the Company
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	383.0	279.7
Translation differences on net foreign investments	(245.7)	(248.2)
As of December 31, 2011, represented	137.3	31.5
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	479.8	380.2
Translation differences on net foreign investments	(159.5)	(157.9)
As of December 31, 2012, represented	320.3	222.3
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(255.2)	(204.3)
Translation differences on net foreign investments	88.7	87.2
Movements in 2013	(166.5)	(117.1)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	224.6	175.9
Translation differences on net foreign investments	(70.8)	(70.7)
As of December 31, 2013	153.8	105.2

Amounts released from Group foreign exchange translation reserves to the Consolidated Income Statement in 2012 following the divestiture of regulated Water activities in the United Kingdom and solid waste activities in the United States in the Environmental Services Division totaled €96.8 million and €49.9 million, respectively.

Breakdown by currency of Foreign exchange translation reserves attributable to owners of the Company

(€ million)	As of December 31, 2011, represented	As of December 31, 2012, represented	Movement	As of December 31, 2013
Chinese renminbi yuan	261.9	270.3	(19.9)	250.4
Czech crown	72.9	78.5	(36.3)	42.2
Australian dollar	73.7	67.4	(21.3)	46.1
U.S. dollar	60.3	70.9	(12.6)	58.3
Canadian dollar	9.7	9.9	(8.0)	1.9
Slovakian crown	16.4	16.4	(2.4)	14.0
Swiss franc	10.3	4.7	(0.7)	4.0
Swedish crown	0.4	(1.7)	2.0	0.3
Norwegian crown	0.2	0.4	(0.3)	0.1
Pound Sterling	(246.8)	(131.3)	(23.2)	(154.5)
Hong Kong dollar	(67.6)	(57.2)	33.9	(23.3)
Polish zloty	(30.2)	(22.3)	(0.6)	(22.9)
Romanian leu	(15.6)	(18.9)	(1.1)	(20.0)
Korean won	(7.2)	8.4	0.3	8.7
Mexican peso	(11.9)	(10.4)	8.2	(2.2)
Hungarian forint	(19.8)	(11.6)	(1.5)	(13.1)
Other currencies	(75.2)	(51.2)	(33.6)	(84.8)
TOTAL	31.5	222.3	(117.1)	105.2

Recap: the movement in 2012 mainly reflects the impact on foreign exchange translation reserves of the divestiture of regulated Water activities in the United Kingdom and solid waste activities in the United States.

16.2.5

Fair value reserves

Fair value reserves attributable to owners of the Company total -€66.7 million as of December 31, 2011,-€60.1 million as of December 31, 2012 and -€34.2 million as of December 2013, and break down as follows:

(€ million)	Available-for-sale securities	Commodity derivatives hedging cash flows	Foreign currency derivatives hedging cash flows	Interest rate derivatives hedging cash flows	Total	o/w Attributable to owners of the Company
As of December 31, 2011, represented	9.4	0.3	3.1	(80.7)	(67.9)	(66.7)
Fair value adjustments	4.1	(6.0)	(2.0)	6.7	2.8	2.9
Other movements	1.0	0.3	1.8	0.9	4.0	3.7
As of December 31, 2012, represented	14.5	(5.4)	2.9	(73.1)	(61.1)	(60.1)
Fair value adjustments	3.6	-	3.9	18.8	26.3	23.0
Other movements	-	-	(0.1)	3.0	2.9	2.9
As of December 31, 2013	18.1	(5.4)	6.7	(51.3)	(31.9)	(34.2)
Amounts are presented net of tax.

No material amounts were released to the Consolidated Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

16.3 Non-controlling interests

Non-controlling interests as of December 31, 2013, 2012 and 2011 break down by Division as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Water	648.6	642.6	701.0
Environmental Services	73.9	73.0	76.0
Energy Services	690.5	668.6	732.1
Other	65.2	7.2	23.7
TOTAL	1,478.2	1,391.4	1,532.8

A breakdown of the movement in non-controlling interests is presented in the Statement of Changes in Equity.

The increase in non-controlling interests in 2013 is mainly due to net income for the year (€113.8 million), changes in consolidation scope (€68.6 million), the dividend distribution (-€63.1 million) and foreign exchange gains and losses (-€49.4 million).

16.4 Deeply subordinated securities

As disclosed in Note 3, in January 2013 Veolia Environnement issued deeply subordinated perpetual securities in euros and pound sterling redeemable from April 2018. The issue comprised a euro tranche of €1 billion at 4.5% yield and a pound sterling tranche of £400 million at 4.875% yield.

This issue is recognized in equity in accordance with IAS 32 and given its intrinsic terms and conditions.

Note 17 Non-current and current provisions

In accordance with IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Changes in discount rates applied to “Provisions for closure and post-closure costs” (waste storage facilities), which make up the majority of non-current provisions, are as follows:

17.1 Changes in discount rates

	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Euros
2 to 5 years	2.63%	3.28%	3.28%
6 to 10 years	3.93%	4.43%	4.59%
More than 10 years	5.02%	5.42%	5.67%
U.S. Dollar
2 to 5 years	3.04%	3.59%	2.72%
6 to 10 years	4.24%	4.53%	4.35%
More than 10 years	5.32%	5.53%	5.74%
Pound Sterling
2 to 5 years	3.28%	4.17%	3.76%
6 to 10 years	4.46%	4.98%	5.04%
More than 10 years	5.46%	5.77%	5.84%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Movements in non-current provisions during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Additions/ Charge	Repayment/ Utilization	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2013
Tax litigation	84.4	9.6	-	(12.2)	-	0.1	0.2	(1.0)	(0.9)	(0.9)	79.3
Employee litigation	4.0	0.6	-	(0.5)	-	-	0.1	-	(0.1)	(0.1)	4.0
Other litigation	37.4	3.5	-	(2.4)	-	0.5	(2.5)	(0.8)	(3.0)	1.4	34.1
Contractual commitments	272.7	192.3	(196.5)	(0.9)	-	0.7	-	(0.2)	-	(94.2)	173.9
Provisions for work-in-progress and losses to completion on long-term contracts	114.5	22.5	-	(4.6)	-	2.3	(7.2)	(1.3)	(29.3)	(0.7)	96.2
Closure and post-closure costs	417.3	17.2	-	(5.9)	-	88.5	12.2	(7.6)	(43.3)	5.1	483.5
Restructuring provisions	0.1	61.0	-	-	-	-	-	-	-	(0.1)	61.0
Self-insurance provisions	105.8	14.4	-	(0.5)	-	1.9	0.3	(0.5)	(16.8)	(7.8)	96.8
Other provisions	17.0	43.6	-	(3.4)	-	-	13.5	0.4	(10.7)	50.1	110.5
Non-current provisions excl. pensions and other employee benefits	1,053.2	364.7	(196.5)	(30.4)	-	94.0	16.6	(11.0)	(104.1)	(47.2)	1,139.3
Provisions for pensions and other employee benefits	739.7	51.8	(57.6)	(44.7)	(9.7)	21.1	14.6	(12.9)	-	(143.5)	558.8
NON-CURRENT PROVISIONS	1,792.9	416.5	(254.1)	(75.1)	(9.7)	115.1	31.2	(23.9)	(104.1)	(190.7)	1,698.1

Other movements mainly concern the transfer to "Liabilities directly associated with assets classified as held for sale” of Dalkia France activities (-€207.1 million).

Provision reversals mainly concern provisions for pensions and other employee benefits.

As disclosed in Note 30.2.1, the Board of Directors meeting of March 14, 2013, having received a favorable opinion from the Works Council and at the recommendation of the Nominations and Compensation Committee, approved the closure of two supplementary defined benefits collective pension plans, one for members of the Executive Committee (including the corporate officer) and the other for senior Group executives (excluding the Executive Committee). The beneficiaries of these closed pension plans were transferred with effect from July 1, 2013 to a pre-existing defined benefits plan for certain categories of executive manager.

The closure of these two pension plans generated an impact of €40.3 million, recognized in operating income in 2013.

Movements in current provisions during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2013
Tax litigation	43.7	16.2	(8.7)	(11.5)	(1.8)	(0.8)	0.9	(2.1)	35.9
Employee litigation	22.1	7.3	(8.6)	(1.9)	(0.2)	(0.1)	0.1	(3.3)	15.4
Other litigation	86.5	50.7	(31.8)	(11.3)	1.1	(0.8)	3.0	(32.2)	65.2
Provisions for work-in-progress and losses to completion on long-term contracts	67.6	40.1	(47.6)	(7.6)	4.1	(1.6)	29.3	1.4	85.7
Closure and post-closure costs	76.6	9.1	(38.5)	(3.4)	(0.9)	(1.2)	43.3	(3.6)	81.4
Restructuring provisions	25.3	47.7	(19.8)	(3.9)	-	(0.3)	-	(3.1)	45.9
Self-insurance provisions	53.5	27.2	(36.6)	(5.6)	0.3	(1.5)	16.8	(28.7)	25.4
Other provisions	91.4	46.9	(39.3)	(10.3)	(6.3)	(0.9)	10.7	(7.4)	84.8
CURRENT PROVISIONS	466.7	245.2	(230.9)	(55.5)	(3.7)	(7.2)	104.1	(79.0)	439.7

Other movements mainly concern the transfer to “Liabilities directly associated with assets classified as held for sale” of Dalkia France activities (-€66.9 million).

Movements in current and non-current provisions break down as follows:

17.2 Litigation

This provision covers all losses that are considered probable and that relate to litigation (taxation, employee or other) arising in the normal course of Veolia Environnement’s business operations.

Additional information on the main litigation (particularly estimates of financial impacts) is presented in Note 35.

Provisions for litigation total €233.9 million as of December 31, 2013, compared with €278.1 million as of December 31, 2012.

The Water, Environmental Services and Energy Services Divisions account for €143.9 million, €47.8 million and €3.5 million of these provisions, respectively, as of December 31, 2013.

17.3 Contractual commitments

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

These provisions total €173.9 million as of December 31, 2013 and exclusively concern the Water Division.

17.4 Provisions for work-in-progress and losses to completion on long-term contracts

These provisions total €181.9 million as of December 31, 2013 and mainly concern activities of the Environmental Services Division in the amount of €81.6 million and of the Water Division in the amount of €91.6 million.

17.5 Closure and post-closure costs

This provision encompasses the legal and contractual obligations of the Group on the completion of operating activities at a site (primarily site rehabilitation provisions) and, more generally, expenditure associated with environmental protection as defined in the ethics charter of each entity (provision for environmental risks).

These provisions total €564.9 million and mainly concern:

•

The Environmental Services Division in the amount of €515.7 million in 2013, compared with €460.7 million in 2012 and €561.8 million in 2011;

•

The Energy Services Division in the amount of €20.6 million in 2013, compared with €21.7 million in 2012 and €20.7 million in 2011.

The increase in these provisions in 2013 is mainly due to changes in interest rates and the unwinding of the discount in the amount of €88.5 million. The decrease in the provision in 2012 was due to the divestiture of solid waste activities in the United States in the Environmental Services Division and changes in interest rates and the unwinding of the discount.

By nature of obligation, these provisions concern:

•

Provisions for site rehabilitation which cover obligations relating to closure and post-closure costs at waste disposal facilities operated by the Group and for which it is responsible. These provisions primarily concern the Environmental Services Division. Forecast site rehabilitation costs are provided pro rata to waste tonnage deposited over the authorized duration of the sites and total €490.1 million at the end of 2013, (including €460.3 million in respect of the Environmental Services Division) compared with €421.7 million at the end of 2012 and €541.7 million at the end of 2011;

•

Provisions for environmental risks in the amount of €56.3 million in 2013 compared with €57.1 million in 2012 and €34.2 million in 2011;

•

Provisions for plant dismantling, essentially in the Water, Energy Services and Environmental Services Divisions in the amount of €18.5 million in 2013, compared with €15.0 million in 2012 and €14.5 million in 2011.

17.6 Self-insurance provisions

As of December 31, 2013, self-insurance provisions total €122.2 million, compared with €159.3 million as of December 31, 2012. They were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €106.0 million, the Water Division in the amount of €9.3 million and the Environmental Services Division in the amount of €6.4 million.

17.7 Other provisions

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries and which are of immaterial individual amount.

Overall these other provisions total €195.3 million as of December 31, 2013, compared with €108.4 million as of December 31, 2012, and mainly concern:

•

the Water Division in the amount of €113.9 million as of December 31, 2013, compared with €96.8 million as of December 31, 2012;

•

the Environmental Services Division in the amount of €62.2 million as of December 31, 2013, compared with €45.7 million as of December 31, 2012.

17.8 Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2013 total €558.8 million, and include provisions for pensions and other post-employment benefits of €492.3 million (governed by IAS 19 and detailed in Note 30, Employee benefit obligation) and provisions for other long-term benefits of €66.5 million.

Recap: Movements in non-current provisions during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Additions/ Charge	Repayment/ Utilization	Reversal	Actuarial gains (losses)	Unwinding of the discount	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2012, represented
Tax litigation	67.8	34.2	-	(0.2)	-	0.2	(0.6)	(0.4)	(16.0)	(0.6)	84.4
Employee litigation	3.8	0.5	-	(0.4)	-	-	-	-	(0.4)	0.5	4.0
Other litigation	40.0	7.3	-	(1.4)	-	0.5	(0.4)	(0.3)	(10.4)	2.1	37.4
Contractual commitments	271.6	189.5	(189.0)	(0.6)	-	0.8	0.5	0.1	-	(0.2)	272.7
Provisions for work-in-progress and losses to completion on long-term contracts	132.4	19.3	-	-	-	2.4	(10.6)	(0.2)	(33.5)	4.7	114.5
Closure and post-closure costs	508.5	14.8	-	(1.8)	-	71.5	(146.8)	3.2	(46.8)	14.7	417.3
Restructuring provisions	0.7	-	-	(0.1)	-	-	-	-	(0.5)	-	0.1
Self-insurance provisions	98.8	24.2	-	(1.0)	-	3.5	-	-	(19.7)	-	105.8
Other provisions	-	42.3	-	(1.7)	-	0.1	(0.9)	(0.1)	(18.7)	(4.0)	17.0
Non-current provisions excl. pensions and other employee benefits	1,123.6	332.1	(189.0)	(7.2)	-	79.0	(158.8)	2.3	(146.0)	17.2	1,053.2
Provisions for pensions and other employee benefits	670.2	41.8	(91.7)	(6.2)	91.6	24.7	-	(0.3)	-	9.6	739.7
NON-CURRENT PROVISIONS	1,793.8	373.9	(280.7)	(13.4)	91.6	103.7	(158.8)	2.0	(146.0)	26.8	1,792.9

Recap: Movements in current provisions during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2012, represented
Tax litigation	69.5	13.1	(37.9)	(21.5)	1.3	(0.7)	16.0	3.9	43.7
Employee litigation	18.8	9.4	(8.5)	(1.1)	-	-	0.4	3.1	22.1
Other litigation	76.5	48.6	(29.6)	(14.5)	(0.4)	(0.5)	10.4	(4.0)	86.5
Provisions for work-in-progress and losses to completion on long-term contracts	30.2	36.4	(27.9)	(23.5)	(1.9)	(0.3)	33.5	21.1	67.6
Closure and post-closure costs	79.9	8.4	(55.9)	(3.3)	(15.3)	1.0	46.8	15.0	76.6
Restructuring provisions	14.3	26.1	(5.5)	(10.0)	-	(0.1)	0.5	-	25.3
Self-insurance provisions	85.4	60.1	(75.6)	(12.5)	(23.5)	0.2	19.7	(0.3)	53.5
Other provisions	159.0	44.6	(65.0)	(19.7)	9.4	0.2	18.7	(55.8)	91.4
CURRENT PROVISIONS	533.6	246.7	(305.9)	(106.1)	(30.4)	(0.2)	146.0	(17.0)	466.7

Note 18 Non-current and current borrowings

(€ million)	As of December 31,
	Non-current			Current			Total
	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented
Bond issues	8,953.6	10,821.2	13,027.9	594.6	829.5	686.0	9,548.2	11,650.7	13,713.9
• maturing in < 1 year	-	-	-	594.6	829.5	686.0	594.6	829.5	686.0
• maturing in 2-3 years	1,492.6	1,874.8	2,375.6	-	-	-	1,492.6	1,874.8	2,375.6
• maturing in 4-5 years	1,919.2	1,805.8	2,122.3	-	-	-	1,919.2	1,805.8	2,122.3
• maturing in > 5 years	5,541.8	7,140.6	8,530.0	-	-	-	5,541.8	7,140.6	8,530.0
Other borrowings	543.2	1,310.1	1,185.4	2,318.2	2,776.6	3,067.2	2,861.4	4,086.7	4,252.6
• maturing in < 1 year	-	-	-	2,318.2	2,776.6	3,067.2	2,318.2	2,776.6	3,067.2
• maturing in 2-3 years	211.3	747.5	618.7	-	-	-	211.3	747.5	618.7
• maturing in 4-5 years	114.3	177.8	191.6	-	-	-	114.3	177.8	191,6
• maturing in > 5 years	217.6	384.8	375.1	-	-	-	217.6	384.8	375.1
TOTAL NON-CURRENT AND CURRENT BORROWINGS	9,496.8	12,131.3	14,213.3	2,912.8	3,606.1	3,753.2	12,409.6	15,737.4	17,966.5

The heading “Net increase/decrease in current borrowings” in the Consolidated Cash Flow Statement includes redemptions of current bonds in the amount of -€773.0 million in 2013 and increases and repayments of other current borrowings of -€664.6 million. This heading does not include accrued interest payable of -€48.6 million in 2013, presented on the line “Interest paid” in the Consolidated Cash Flow Statement.

The heading “New non-current borrowings and other debts” in the Consolidated Cash Flow Statement includes non-current bond issues in the amount of €6.0 million in 2013 and new other non-current borrowings of €176.1 million. However, it excludes new finance lease obligations of €18.1 million in 2013, presented in investment flows.

The heading “Principal payments on non-current borrowings and other debts” in the Consolidated Cash Flow Statement includes redemptions of non-current bonds in the amount of -€1,160.9 million in 2013 and principal payments on other non-current borrowings of -€416.2 million.

18.1 Movements in non-current and current bond issues

Movements in non-current and current bond issues during 2013 are as follows:

(€ million)	As of December 31, 2012, represented	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2013
Non-current bonds	10,821.2	6.0	(1,160.9)	5.1	(53.7)	(65.2)	(598.7)	(0.2)	8,953.6
Current bonds	829.5	-	(773.0)	5.7	(5.7)	(60.6)	598.7	-	594.6
TOTAL BONDS	11,650.7	6.0	(1,933.9)	10.8	(59.4)	(125.8)	-	(0.2)	9,548.2
(1) Fair value adjustments are recorded in financial income and expenses.

Non-current borrowings are recorded as financial liabilities at amortized cost for accounting purposes. Hedging transactions were entered into in respect of certain fixed-rate borrowings. Fair value hedge accounting was applied to these transactions.

Repayments mainly comprise:

•

The amortization of the euro-bond line maturing in May 2013 in the amount of €432 million and the US dollar bond line maturing in June 2013 in the amount of USD 490 million;

•

Buybacks performed at the beginning of June 2013 on euro-denominated bond lines maturing in 2014, 2016, 2017, 2018 and 2020 and on the USD-denominated bond line maturing in 2018 in a total euro-equivalent nominal amount of €699 million;

•

Buybacks performed mid-December 2013 on euro-denominated bonds lines maturing in 2014, 2016, 2017, 2018, 2020 and 2022 and on the USD-denominated bond line maturing in 2018 in a total euro-equivalent nominal amount of €346 million.

Non-current/current reclassifications mainly concern the transfer to current bond issues of the European public issue maturing in April 2014 (€578.4 million).

Changes in consolidation scope concern the full consolidation of Proactiva Medio Ambiente in the amount of €10.8 million (see Note 3.3).

Non-current bonds break down by maturity as follows:

(€ million)	As of December 31, 2011, represented	As of December 31, 2012, represented	As of December 31, 2013	Maturing in
				2 to 3 years	4 to 5 years	> 5 years
Publicly offered or traded issuances (a)	12,264.2	10,645.6	8,792.5	1,465.4	1,883.8	5,443.3
European market (i)	10,940.1	9,859.5	8,137.6	1,465.4	1,546.0	5,126.2
U.S. market (ii)	1,324.1	786.1	654.9	-	337.8	317.1
Private placements (b)	338.8	-	-	-	-	-
Three Valleys bond issue (c)	235.5	-	-	-	-	-
Stirling Water Seafield Finance bond issue(d)	89.2	87.2	81.1	9.4	10.8	60.9
Other amounts < €50 million in 2013	100.2	88.4	80.0	17.8	24.6	37.6
NON-CURRENT BOND ISSUES	13,027.9	10,821.2	8,953.6	1,492.6	1,919.2	5,541.8

(a)

Publicly offered or traded issuances.

(i)

European market: As of December 31, 2013, an amount of €8,716.0 million is recorded in the Consolidated Statement of Financial Position in respect of bonds issued under the European Medium Term Notes (EMTN) Program, including €8,137.6 million maturing in more than one year. The impact of the fair value remeasurement of hedged interest rate risk is €99.4 million at the year-end (non-current portion).

(ii)

U.S. market: As of December 31, 2013, nominal outstandings on the bond issues performed in the United States on May 27, 2008 total €602.0 million (euro equivalent), fully maturing in more than one year. These fixed-rate bond issues total USD 0.8 billion and comprise two tranches (Tranche 1 of USD 490 million, bearing fixed-rate interest of 5.25% matured on June 3, 2013):

•

Tranche 2, maturing June 1, 2018, of USD 430 million, bearing fixed-rate interest of 6%, after partial buybacks in 2012 and 2013,

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

(d)

Stirling Water Seafield Finance bond issue: the outstanding balance as of December 31, 2013 on the amortizable bond issue performed in 1999 by Stirling Water Seafield Finance (Veolia Water UK subsidiary, Water Division), is £71.2 million. This bond issue is recognized at amortized cost for a euro equivalent of €81.1 million as of December 31, 2013 (non-current portion). This bond matures on September 26, 2026.

Breakdown of non-current bond issues by component:

Transaction (all amounts are in € million)	Final maturity	Currency	Nominal	Interest rate	Net carrying amount
Series 11	05/28/2018	EUR	472	5.375%	535
Series 12	11/25/2033	EUR	700	6.125%	695
Series 15	06/17/2015	EUR	875	1.75% (indexed to European inflation)	1,024
Series 17	02/12/2016	EUR	422	4.000%	442
Series 18	12/11/2020	EUR	431	4.375%	480
Series 21	01/16/2017	EUR	616	4.375%	692
Series 23	05/24/2022	EUR	850	5.125%	910
Series 24	10/29/2037	GBP	780	6.125%	792
Series 26	04/24/2019	EUR	750	6.750%	794
Series 27	06/29/2017	EUR	250	5.700%	260
Series 28 (PEO)	01/06/2021	EUR	834	4.247%	784
Series 29 (PEO)	03/30/2027	EUR	750	4.625%	671
Series 30	06/26/2017	CNY	60	4.500%	59
Total bond issues (EMTN)	n/a	n/a	7,790	n/a	8,138
USD Series Tranche 2	06/01/2018	USD	312	6.000%	338
USD Series Tranche 3	06/01/2038	USD	290	6.750%	317
Total publicly offered or traded issuances in USD	n/a	n/a	602		655
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	85	5.822%	81
Total principle bond issues	n/a	n/a	8,477	n/a	8,874
Total other bond issues	n/a	n/a		n/a	80
TOTAL NON-CURRENT BOND ISSUES	n/a	n/a		n/a	8,954

Recap: Movements in non-current and current bond issues during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Increases/ subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current/ current reclassification	Other	As of December 31, 2012, represented
Non-current bond issues	13,027.9	732.8	(1,573.7)	(246.4)	(390.3)	106.9	(836.0)	-	10,821.2
Current bonds	686.0	-	(692.3)	-	(0.4)	0.2	836.0	-	829.5
TOTAL BONDS	13,713.9	732.8	(2,266.0)	(246.4)	(390.7)	107.1	-		(11,650.7)
(1) Fair value adjustments are recorded in financial income and expenses.

18.2 Movements in other borrowings

(€ million)	As of December 31, 2012, represented	Net movement	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2013
Other non-current borrowings	1,310.1	(240.1)	(149.8)	-	(8.5)	(271.8)	(95.2)	(1.5)	543.2
Other current borrowings	2,776.6	(664.6)	(13.1)	-	(36.7)	271.8	(28.9)	13.1	2,318.2
OTHER BORROWINGS	4,086.7	(904.7)	(162.9)	-	(45.2)	-	(124.1)	11.6	2,861.4

The decrease in other non-current borrowings in 2013 breaks down as follows:

The net movement is mainly due to the repayment of the Polish zloty syndicated loan facility in April 2013 (€393 million euro-equivalent as of December 31, 2012).

Changes in consolidation scope mainly concern:

•

The change in consolidation method of Proactiva Medio Ambiente, now fully consolidated (see Note 3.3), in the amount of +€49.8 million;

•

The loss of control of Sharqiyah Desalinisation Company (see Note 3.3), now equity accounted, in the amount of -€86.6 million;

•

The sale of the assets of the Energy Regulation Commission project, resulting in the removal of related borrowings in the amount of -€115.9 million;

•

The divestiture of wind energy activities in the amount of -€3.5 million.

Transfers to Liabilities classified as held for sale mainly concern the transfer to “Liabilities directly associated with assets held for sale” of the other current borrowings of Dalkia France in the amount of -€132.9 million.

Breakdown of other non-current borrowings by main component:

(€ million)	As of December 31, 2011, represented	As of December 31, 2012, represented	As of December 31, 2013	Maturing in
				2 to 3 years	4 to 5 years	> 5 years
Finance lease obligations (a)	367.9	317.4	192.4	71.4	33.7	87.3
Multi-currency syndicated loan facility (b)	307.3	392.7	-	-	-	-
Non-controlling interest put options (Note 1.14.5)	6.5	103.1	9.2	-	8.7	0.5
SHARQIYAH (c)	-	89.0	-	-	-	-
Other amounts < €70 million	503.7	407.9	341.6	139.9	71.9	129.8
OTHER NON-CURRENT BORROWINGS	1,185.4	1,310.1	543.2	211.3	114.3	217.6

(a)

Finance lease obligations: as of December 2013, finance lease obligations fall due between 2014 and 2095. Interest rates are fixed or floating (indexed to EONIA, euro T4M and euro TAM or their equivalent for financing in other currencies). The decrease between December 31, 2012 and 2013 is mainly due to the transfer of Dalkia France obligations to Liabilities directly associated with assets classified as held for sale.

(b)

Multi-currency syndicated loan facility: this €4 billion multi-currency syndicated loan facility maturing in 2012 was refinanced early in April 2011 by two syndicated loan facilities: a 5-year €2.5 billion multi-currency loan facility and a 3-year €500 million loan facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. Both facilities include two one-year extension options that were exercised and accepted in the vast majority in 2012 and 2013. As of December 31, 2013, the syndicated loan facility is not drawn.

(c)

Sharqiyah: financing carried by Sharqiyah Desalination Company, fully consolidated from August 2, 2012, of €89.0 million as of December 31, 2012 and maturing in December 2028. This floating-rate financing is hedged 76% by a 6.10% fixed rate swap; the company is no longer consolidated as of December 31, 2013.

Current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Other current borrowings total €2,318.2 million as of December 31, 2013, compared with €2,776.6 million as of December 31, 2012 and €3,067.2 million as of December 31, 2011.

Net movements in other current borrowings in 2013 mainly reflect the decrease in treasury notes issued in the amount of €363 million and the change in cash and cash equivalents invested by equity-accounted entities with the Group financing holding companies.

Changes in consolidation scope mainly concern:

•

The change in consolidation method of Proactiva Medio Ambiente, now fully consolidated (see Note 3.3), in the amount of +€116.4 million;

•

The removal of TEC and TEV in Italy in the amount of -€88.0 million.

As of December 31, 2013, current borrowings mainly concern:

•

Veolia Environnement SA for €1,820.3 million (including bond issues of €578.5 million, treasury notes of €580.7 million, accrued interest on debt of €232.6 million and cash and cash equivalents invested by equity-accounted entities with Group financing holding companies of €426.0 million);

•

Certain subsidiaries in the amount of €382.1 million, including Proactiva Medio Ambiente borrowings of €113.0 million. The remaining balance mainly concerns cash invested by equity-accounted entities with other financing holding companies;

•

The Water Division for €298.6 million;

•

The Environmental Services Division for €124.3 million;

•

The Energy Services Division for €287.5 million.

The current portion of Group finance lease obligations is €45.2 million as of December 31, 2013, compared with €62.9 million as of December 31, 2012 and €76.2 million as of December 31, 2011.

Recap: Movements in other borrowings during 2012 are as follows:

(€ million)	As of December 31, 2011, represented	Net movement	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Transfers to Liabilities classified as held for sale	Other	As of December 31, 2012, represented
Other non-current borrowings	1,185.4	340.3	262.9	(2.5)	2.0	(214.2)	(278.8)	15.0	1,310.1
Other current borrowings	3,067.2	(401.0)	(99.9)	(2.1)	13.1	214.2	7.9	(22.8)	2,776.6
OTHER BORROWINGS	4,252.6	(60.7)	163.0	(4.6)	15.1	-	(270.9)	(7.8)	4,086.7

The decrease in other non-current borrowings in 2012 breaks down as follows:

Increases and repayments mainly concern draw-downs on project debt and on the Polish zloty syndicated loan facility and the change in cash and cash equivalents invested by equity-accounted entities with the Group financing holding companies.

Transfers to Liabilities classified as held for sale mainly concern the transfer to Liabilities directly associated with assets classified as held for sale of other borrowings held by Morocco Water in line with the reclassification to discontinued operations of these activities (€272.4 million).

Changes in consolidation scope mainly concern the divestiture of regulated Water activities in the United Kingdom.

18.3 Breakdown of non-current and current borrowings by currency

Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Chinese renminbi yuan and Polish zloty.

Borrowings break down by original currency (before currency swaps) as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Euro	10,046.9	12,336.8	14,220.5
Pound Sterling	939.2	999.5	1,274.1
U.S. Dollar	798.2	1,396.3	1,816.8
Polish zloty	197.7	640.3	311.2
Chinese renminbi yuan	172.7	178.5	110.4
Chilean peso	41.2	-	1.9
Israeli shekel	38.8	45.0	53.9
Brazilian real	31.2	1.0	5.6
Mexican peso	25.5	-	-
CFA franc BEAC	16.7	24.0	26.7
Columbian peso	15.7	-	-
Korean won	15.5	22.1	26.8
Hong Kong dollar	15.7	17.6	23.1
Hungarian forint	10.6	10.6	10.6
Czech Crown	3.8	11.4	52.3
Other < €10 million	40.2	54.3	32.6
NON-CURRENT AND CURRENT BORROWINGS	12,409.6	15,737.4	17,966.5

18.4 Finance leases

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recognized as assets in the Consolidated Statement of Financial Position.

Assets financed by finance lease break down by category as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
As of December 31, 2013	96.1	38.8	105.3	240.2
As of December 31, 2012, represented	93.6	86.8	177.4	357.8
As of December 31, 2011, represented	183.8	73.2	199.9	456.9

The decrease in assets financed by finance lease between December 31, 2011 and 2012 is mainly due to the divestiture of solid waste activities in the United States.

The decrease in assets financed by finance lease between December 31, 2012 and 2013 is mainly due to the transfer of Dalkia France assets to assets classified as held for sale.

As of December 31, 2013, future minimum lease payments under these contracts are as follows:

(€ million)	Finance leases
Less than 1 year	49.3
2 to 3 years	73.9
4 to 5 years	42.5
More than 5 years	140.5
TOTAL FUTURE MINIMUM LEASE PAYMENTS	306.2
Less amounts representing interest	81.9
PRESENT VALUE OF MINIMUM LEASE PAYMENTS (FINANCE LEASES)	224.3

Contingent rent and sub-lease income for the period recorded in the Consolidated Income Statement is not material.

Note 19 Revenue

As for other Income Statement headings, Revenue does not include amounts relating to discontinued operations in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see Note 24).

The results of these activities are presented in a separate line, “Net income (loss) from discontinued operations”, for fiscal year 2013 and fiscal years 2012 and 2011 presented for comparison purposes (see Note 24).

Breakdown of Revenue (see Note 1.17)

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Services rendered	16,757.6	17,096.8	16,410.7
Sales of goods	1,858.7	2,019.1	2,141.3
Revenue from operating financial assets	175.9	184.4	188.4
Construction	3,522.6	3,938.6	3,742.0
REVENUE	22,314.8	23,238.9	22,482.4

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

The drop in construction revenue in 2013 is mainly due to the downturn in the Technologies and Networks business in the Water Division (see also Note 3.1).

A breakdown of revenue by operating segment is presented in Note 39.

Note 20 Operating income

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011 represented
Revenue	22,314.8	23,238.9	22,482.4
Cost of sales	(18,959.9)	(19,563.0)	(18,881.3)
o/w:
• impairment losses on goodwill, net of negative goodwill recognized in the Consolidated Income Statement	(168.4)	(64.8)	(246.0)
• impairment losses (excl. working capital) and provisions	(6.5)	(74.1)	(68.9)
• restructuring costs	(39.9)	(7.9)	2.9
• replacement costs	(403.5)	(417.6)	(421.2)
Selling costs	(536.0)	(532.9)	(516.7)
General and administrative expenses	(2,441.9)	(2,537.0)	(2,568.5)
o/w
• Research and development costs	(81.9)	(101.4)	(108.6)
• Restructuring costs	(120.6)	(37.3)	(6.0)
Other operating revenue and expenses	113.5	105.3	56.1
o/w:
• Capital gains (losses) on disposal of financial assets	113.5	106.1	56.3
• Other	-	(0.8)	(0.2)
OPERATING INCOME	490.5	711.3	572.0
Share of net income (loss) of equity-accounted entities	178.7	(11.9)	(136.5)
Operating income after share of net income (loss) of equity-accounted entities	669.2	699.4	435.5

Breakdown of capital gains and losses on disposal

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Capital gains and losses on disposals of property, plant and equipment	37.7	13.4	15.6
Capital gains and losses on disposals of financial assets	113.5	106.1	56.3
Capital gains and losses on disposals recognized in operating income	151.2	119.5	71.9
Capital gains and losses on disposals recognized in financial income (loss)	0.1	(0.3)	(2.4)
Capital gains and losses on disposals of PP&E and financial assets	3.7	12.5	24.1
Capital gains and losses on disposals of discontinued operations	26.4	578.4	514.4
Capital gains and losses on disposals recognized in net income (loss) from discontinued operations	30.1	590.9	538.5
TOTAL CAPITAL GAINS AND LOSSES ON DISPOSALS IN THE CONSOLIDATED CASH FLOW STATEMENT	181.4	710.1	608.0

Capital gains and losses on disposals of financial assets recognized in operating income in 2013 mainly consist of:

-

The capital gain on the divesture of the Water subsidiary in Portugal (€15.6 million);

-

The capital gain on the deconsolidation without divestiture of Environmental Services activities in Italy (€77.7 million).

A breakdown of capital gains and losses on disposals of discontinued operations is provided in Note 24.

Breakdown of impairment losses

The main impairment losses recognized as of December 31, 2013 break down as follows:

•

Impairment losses on goodwill in the amount of -€168.4 million, mainly concerning:

•

Environmental Services activities in Germany in the amount of -€150.0 million;

•

Environmental Services activities in Poland in the amount of -€17.9 million;

•

Impairment losses (excluding WCR) and provisions recognized in cost of sales in the amount of -€6.5 million, mainly concerning:

•

The Environmental Services Division in the amount of +€13.4 million, including reversals of provisions for site rehabilitation in France in the amount of +€17.1 million and reversals of provisions for pensions in the United Kingdom in the amount of €8.4 million.

•

The “Other Segments” Division in the amount of -€16.4 million, including impairment of the Artelia I4-I12 financial receivable in Portugal in the amount of -€16.1 million, reflecting the worsening of the financial position of the client and the associated credit risk.

The main impairment losses recognized as of December 31, 2012 break down as follows:

•

Impairment losses on goodwill in the amount of -€64.8 million, mainly concerning:

•

Group non-regulated activities in the United Kingdom in the Water Division in the amount of -€51.9 million;

•

Environmental Services Division activities in Estonia and Lithuania in the amount of -€13.2 million;

•

Impairment losses and provisions recognized in cost of sales in the amount of -€74.1 million, mainly concerning:

•

The Environmental Services Division in the amount of -€73.2 million, including the impairment loss on Marine Services assets in the amount of -€36.7 million;

•

The Water Division in the amount of -€21.1 million, relating to the hedging of risks on contractual items.

As of December 31, 2011, impairment losses on goodwill and impairment losses and provisions recognized in cost of sales mainly concern:

•

The Environmental Services Division in the amount of -€192.0 million, including -€75.8 million on the goodwill of Environmental Services activities in Italy;

•

The Energy Services Division in the amount of -€153.1 million on goodwill of Energy Services activities in the United States.

Breakdown of operating depreciation, amortization, provisions and impairment losses

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2013 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
OPERATING DEPRECIATION, AMORTIZATION AND PROVISIONS, NET
Depreciation and amortization	(1,220.7)	0.9	(1,219.8)	(1,173.9)	(1,102.9)
Property, plant and equipment	(736.8)	0.9	(735.9)	(740.4)	(719.3)
Intangible assets	(483.9)	-	(483.9)	(433.5)	(383.6)
Impairment losses	(201.4)	122.9	(78.5)	(129.6)	(199.4)
Property, plant and equipment	(31.9)	7.9	(24.0)	(63.3)	(63.1)
Intangible assets and operating financial assets	(38.3)	19.6	(18.7)	(34.7)	(135.8)
Inventories	(10.4)	14.5	4.1	(5.4)	6.9
Trade receivables	(114.6)	78.2	(36.4)	(20.4)	(6.7)
Other operating and non-operating receivables	(6.2)	2.7	(3.5)	(5.8)	(0.7)
Non-current and current operating provisions	(595.8)	585.6	(10.2)	29.0	121.0
Non-current operating provisions	(412.6)	324.6	(88.0)	(88.2)	(29.6)
Current operating provisions	(183.2)	261.0	77.8	117.2	150.6
IMPAIRMENT LOSSES AND IMPACT OF DISPOSALS ON GOODWILL AND NEGATIVE GOODWILL RECOGNIZED IN THE CONSOLIDATED INCOME STATEMENT	(168.4)	-	(168.4)	(64.8)	(246.0)
OPERATING DEPRECIATION, AMORTIZATION, PROVISIONS AND IMPAIRMENT LOSSES	(2,186.3)	709.4	(1,476.9)	(1,339.3)	(1,427.3)

Operating depreciation, amortization, charges to provisions and impairment losses in the Consolidated Cash Flow Statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of -€65.9 million in 2013, -€165.1 million in 2012 and -€189.3 million in 2011.

Impairment losses on inventories and receivables are recorded in changes in working capital in the Consolidated Cash Flow Statement.

Restructuring costs

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Restructuring costs	(77.6)	(35.1)	-
Net charge to restructuring provisions	(85.0)	(10.6)	(4.1)
RESTRUCTURING COSTS	(162.6)	(45.7)	(4.1)

In 2013, restructuring costs are included in cost of sales in the amount of €39.9 million, selling costs in the amount of €2.1 million and general and administrative expenses in the amount of €120.6 million.

Restructuring costs included in operating income in 2013 primarily concern the Water Division in the amount of €125.6 million and mainly include the cost of voluntary redundancy plans in France.

At the end of 2013, Executive Management of the Water Division in France announced a reorganization of Water activities in France. This reorganization was outlined to the Board of Directors of VE SA on December 11, 2013 and the accompanying measures and departments concerned were presented to the Central Works Council on December 20, 2013.

The Group recognized a restructuring provision of €97 million in respect of this plan as of December 31, 2013 (including €14 million in cost of sales and €83 million in general and administrative expenses).

In 2012, restructuring costs primarily concerned the “Other” segment in the amount of €14.5 million and mainly included the cost of voluntary redundancy plans in the Group holding companies.

Personnel costs

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Employee costs	(6,447.0)	(6,667.1)	(6,460.0)
Profit-sharing and incentive schemes	(122.8)	(138.2)	(152.3)
Share-based compensation (IFRS 2)	-	1.0	(1.5)
PERSONNEL COSTS	(6,569.8)	(6,804.3)	(6,613.8)

Research and development costs

Research and developments costs totaled €81.9 million, €101.4 million and €108.6 million in fiscal years 2013, 2012 and 2011 respectively.

Note 21 Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Finance income	46.4	71.8	102.0
Finance costs	(622.6)	(716.0)	(694.1)
NET FINANCE COSTS	(576.2)	(644.2)	(592.1)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs total €576.2 million in 2013, compared with €644.2 million in 2012.

Net finance costs presented in the Consolidated Cash Flow Statement reflect the net finance costs of continuing operations presented above and the net finance costs of discontinued operations of €23.4 million in 2013.

The heading “Interest paid” in the Consolidated Cash Flow Statement reflects the net finance costs of continuing and discontinued operations adjusted for accrued interest of €48.6 million and fair value adjustments to hedging derivatives of -€44.9 million in 2013.

The decrease in net finance costs between 2012 and 2013 is mainly due to the decrease in expenses relating to partial buybacks of bond issues performed in 2012 and 2013, the redemption of the bond line maturing in May 2013 in the amount of €432 million (4.875%) and the US dollar bond line maturing in June 2013 in the amount of USD 490 million (5.25%) and the repayment of Polish zloty amounts drawn on the multi-currency syndicated loan facility in April 2013 in the amount of €390 million (euro-equivalent) (see also Note 3.4.3).

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Financial liabilities measured using the effective interest method	(593.9)	(733.8)	(792.1)
Commission on undrawn credit facilities	(8.6)	(9.4)	(10.0)
Expenses on gross debt	(602.5)	(743.2)	(802.1)
Assets at fair value through the Consolidated Income Statement (fair value option) (*)	30.9	40.7	74.0
Net gains and losses on derivative instruments, hedging relationships and other	(4.6)	58.3	136.0
NET FINANCE COSTS	(576.2)	(644.2)	(592.1)
(*) Cash equivalents are valued at fair value through the Consolidated Income Statement.

Net gains and losses on derivative instruments, hedging relationships and other mainly include the following amounts for fiscal year 2013:

•

Interest income on hedging relationships (fair value hedges and cash flow hedges) of €39.9 million, as a result of the fall in interest rates in fiscal year 2013;

•

The unwinding of the discount on non–controlling interest put options in the amount of -€42.4 million.

In addition, the charge relating to the ineffective portion of net investment hedges and cash flow hedges was not material in 2013 or 2012.

Interest income on instruments measured using the effective interest method (including interest income recorded in operating income and in other financial income and expenses) totals €294.7 million in 2013, compared with €312.3 million in 2012 and €293.9 million in 2011.

Note 22 Other financial income and expenses

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Net gains and losses on loans and receivables	99.6	132.3	105.4
Net gains and losses on available-for-sale assets(1)	3.9	3.8	3.2
Assets and liabilities at fair value through the Consolidated Income Statement	0.2	(1.1)	-
Unwinding of the discount on provisions	(41.3)	(50.3)	(45.9)
Foreign exchange gains and losses	(5.8)	(23.2)	(1.3)
Other	(18.6)	(10.7)	(7.9)
OTHER FINANCIAL INCOME AND EXPENSES	38.0	50.8	53.5
(1) Including dividends received of €3.0 million in 2013, compared with €3.3 million in 2012 and €2.7 million in 2011.

Net gains and losses on loans and receivables include income from joint venture loans, including loans to Dalkia International of €88.9 million in 2013, €91.9 million in 2012 and €65.3 million in 2011 and loans to Transdev Group of €20.4 million in 2013, €25.3 million in 2012 and €26.0 million in 2011.

Note 23 Income tax expense

23.1 Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Current income tax (expense) income	(167.5)	(225.9)	(192.8)
France	(52.6)	(93.0)	(72.4)
Other countries	(114.9)	(132.9)	(120.4)
Deferred tax (expense) income	39.2	173.0	(246.3)
France	1.0	(3.7)	(73.2)
Other countries	38.2	176.7	(173.1)
TOTAL INCOME TAX EXPENSE	(128.3)	(52.9)	(439.1)

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

The US tax group was reorganized in 2006. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 13 and 33).

The Group bears a net income tax expense of €128.3 million in 2013, compared with €52.9 million in 2012, represented.

23.2 Effective tax rate

	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Net income from continuing operations (a)	(48.8)	7.8	(1,013.1)
Share of net income (loss) of associates (b)	18.4	24.4	(25.9)
Share of net income (loss) of joint ventures (c)	160.3	(36.3)	(110.6)
Share of net income (loss) of other equity-accounted entities (d)	(51.5)	(45.3)	(470.9)
Income tax expense (e)	(128.3)	(52.9)	(439.1)
Net income from continuing operations before tax (f) = (a)-(b)-(c)-(d) – (e)	(47.7)	117.9	33.4
Effective tax rate (e) / (f)	-268.97%	44.87%	1,314.67%
Theoretical tax rate(1)	34.43%	34.43%	34.43%
Net impairment losses on goodwill not deductible for tax purposes	-86.79%	9.25%	253.29%
Differences in tax rate	35.43%	0.26%	-103.29%
Capital gains and losses on disposals	73.38%	-8.82%	-93.11%
Dividends(2)	-82.39%	23.75%	106.59%
Taxation without basis	-42.14%	3.65%	135.93%
Effect of tax projections	-270.23%	-46.06%	1,108.18%
Other permanent differences(2)	69.34%	28.41%	-128.15%
EFFECTIVE TAX RATE	-268.97%	44.87%	1,314.67%

(1)

The tax rate indicated is the statutory tax rate in France excluding the exceptional contribution applicable in fiscal years 2011 to 2014.

(2)

The main elements explaining the effective tax rate are as follows:

- impairment losses on goodwill not tax deductible;

- tax visibility, encompassing primarily tax consolidation gains and impairment losses on deferred tax assets.

Recap: the 2012 effective tax rate mainly reflects taxable dividends and various expenses not deductible for tax purposes, partially offset by the impact of adjustments to profit forecasts and changes in scope in the United States.

Recap: the 2011 effective tax rate was mainly due to:

•

Net impairment losses on goodwill not deductible for tax purposes;

•

The non-capitalization of Veolia Environnement tax group losses and the recognition of an impairment to reduce the amount of deferred tax assets to that of deferred tax liabilities;

•

The estimated consequences of changes in the scope of the US tax group.

Note 24 Assets classified as held for sale, discontinued operations and divestitures

24.1 Assets/liabilities classified as held for sale

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Assets classified as held for sale	4,698.9	1,276.0	460.0
Liabilities directly associated with assets classified as held for sale	2,882.3	895.9	237.9

As of December 31, 2013, Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale primarily concern:

•

Water activities in Morocco;

•

The activities of Dalkia France (see Note 3.2.2);

•

Global urban lighting activities (Citelum).

The urban lighting activities reclassified to discontinued operations as of December 31, 2011 were retained in discontinued operations as of December 31, 2013, in view of progress with the divestiture process at the year end. Citelum assets and liabilities are recorded in the accounts as of December 31, 2013 at a fair value of €140 million (enterprise value), unchanged on December 31, 2012.

Water activities in Morocco, reclassified to discontinued operations as of December 31, 2012, were retained in discontinued operations as of December 31, 2013, in view of progress with sales agreement negotiations in the second half of 2013. The assets and liabilities of these operations are recorded in the accounts as of December 31, 2013 at a fair value of €123 million (enterprise value).

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of December 31, 2012 primarily concern Citelum, Marine Services in the Environmental Services Division, Water Division activities in Morocco and European wind energy activities.

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale as of December 31, 2011 primarily concern Citelum and Marine Services in the Environmental Services Division.

In 2013, the main asset and liability categories recorded in Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale, break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Assets
Non-current assets	467.1	1,967.8	34.1	-	2,469.0
Current assets	215.5	1,920.2	6.9	-	2,142.6
Cash and cash equivalents	8.0	79.3	-	-	87.3
ASSETS CLASSIFIED AS HELD FOR SALE	690.6	3,967.3	41.0	-	4,698.9
Liabilities
Non-current liabilities	257.3	485.9	3.0	-	746.2
Current liabilities	354.3	1,779.4	2.4	-	2,136.1
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	611.6	2,265.3	5.4	-	2,882.3

In 2012, the main asset and liability categories recorded in Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale, break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Assets
Non-current assets	476.8	123.4	57.2	7.5	664.9
Current assets	192.1	270.9	20.5	9.7	493.2
Cash and cash equivalents	26.0	23.8	-	68.1	117.9
ASSETS CLASSIFIED AS HELD FOR SALE	694.9	418.1	77.7	85.3	1,276.0
Liabilities
Non-current liabilities	287.1	44.6	-	8.1	339.8
Current liabilities	320.6	223.5	6.3	5.7	556.1
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	607.7	268.1	6.3	13.8	895.9

In 2011, the main asset and liability categories recorded in Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale, break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Assets
Non-current assets	-	91.4	89.2	-	180.6
Current assets	-	227.3	20.8	-	248.1
Cash and cash equivalents	-	31.3	-	-	31.3
ASSETS CLASSIFIED AS HELD FOR SALE	-	350.0	110.0	-	460.0
Liabilities
Non-current liabilities	-	12.9	-	-	12.9
Current liabilities	-	172.3	52.7	-	225.0
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	-	185.2	52.7	-	237.9

24.2 Discontinued operations

In the Consolidated Income Statement presented for comparative purposes, the net income (loss) of operations divested or in the course of divestiture was reclassified to “Net income (loss) from discontinued operations”. This concerns the following operations:

•

Operations in the course of divestiture:

-

Global urban lighting activities (Citelum) ;

-

The Water activity in Morocco;

•

Operations divested:

-

Norwegian activities in the Environmental Services Division, divested in March 2011;

-

The household assistance services business (Proxiserve), divested in December 2011;

-

Regulated Water activities in the United Kingdom, divested in June 2012;

-

Solid waste activities in the United States in the Environmental Services Division, divested in November 2012;

-

U.S. wind energy activities, divested in December 2012;

-

European wind energy activities, divested in February 2013;

-

The Group share of the net income of the Berlin Water associate to December 2, 2013.

Changes in Net income (loss) from discontinued operations are as follows:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Net income (loss) from discontinued operations	13.0	(3.8)	68.3
Capital gains and losses on disposal	18.4	508.5	514.4
Income tax expense	(4.1)	(72.9)	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	27.3	431.8	582.7

Net income (loss) from discontinued operations for the year ended December 31, 2013 breaks down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Net income (loss) from discontinued operations	26.0	(12.8)	-	(0.2)	13.0
Capital gains and losses on disposal (*)	7.1	(1.4)	16.5	(3.8)	18.4
Income tax expense	-	-	(4.1)	-	(4.1)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	33.1	(14.2)	12.4	(4.0)	27.3
(*) including disposal costs on discontinued operations of €8.0 million in 2013.

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2013 break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Revenue	504.8	274.0	-	3.0	781.8
Operating income after share of net income (loss) of equity-accounted entities	34.6	(3.3)	-	0.5	31.8
Financial items	(5.9)	(10.5)	-	(1.0)	(17.4)
Income tax expense	(2.7)	1.0	-	0.3	(1.4)
Share of net income of associates
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	26.0	(12.8)	-	(0.2)	13.0

Net income (loss) from discontinued operations for the year ended December 31, 2012 breaks down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Net income (loss) from discontinued operations	39.7	(66.1)	97.4	(74.8)	(3.8)
Capital gains and losses on disposal (*)	233.3	(2.5)	281.3	(3.6)	508.5
Income tax expense	-	-	(72.9)	-	(72.9)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	273.0	(68.6)	305.8	(78.4)	431.8
(*) including disposal costs on discontinued operations of €69.9 million in 2012.

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2012 break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Revenue	390.7	330.0	574.2	14.9	1,309.8
Operating income after share of net income (loss) of equity-accounted entities	43.6	(56.3)	140.4	(61.9)	65.8
Financial items	(9.1)	(4.8)	(11.2)	(19.2)	(44.3)
Income tax expense	5.2	(5.0)	(31.8)	6.3	(25.3)
Share of net income of associates	-	-	-	-	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	39.7	(66.1)	97.4	(74.8)	(3.8)

Net income (loss) from discontinued operations for the year ended December 31, 2011 breaks down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Net income (loss) from discontinued operations	88.6	(4.1)	43.0	(59.2)	68.3
Capital gains and losses on disposal	1.8	1.4	62.2	449.0	514.4
Income tax expense	-	-	-	-	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	90.4	(2.7)	105.2	389.8	582.7

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2011 break down by Division as follows:

(€ million)	Water	Energy Services	Environmental Services	Other	Total
Revenue	460.7	409.6	587.5	985.7	2,443.5
Operating income after share of net income (loss) of equity-accounted entities	99.8	5.7	78.8	(44.8)	139.5
Financial items	(12.1)	(4.6)	(10.1)	(12.2)	(39.0)
Income tax expense	0.9	(5.2)	(25.7)	(2.2)	(32.2)
Share of net income of associates	-	-	-	-	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	88.6	(4.1)	43.0	(59.2)	68.3

Note 25 Net income (loss) attributable to non-controlling interests

Net income attributable to non-controlling interests is €113.8 million for the year ended December 31, 2013, compared with €35.6 million for the year ended December 31, 2012 and €57.7 million for the year ended December 31, 2011.

The increase in net income attributable to non-controlling interests in the Energy Services Division between December 31, 2012 and 2013, mainly concerns the share of EDF minority interests (34%) in Dalkia 2013 net income, which was higher than in 2012 due to write-downs on receivables recognized in Italy in 2012.

Net income (loss) attributable to non-controlling interests breaks down by Division as follows:

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Water(a)	68.9	57.4	77.4
Environmental Services	8.6	11.9	20.4
Energy Services(b)	36.0	(19.0)	(31.5)
Other	0.3	(14.7)	(8.6)
NON-CONTROLLING INTERESTS	113.8	35.6	57.7

(a)

Including net income attributable to non-controlling interests in Germany (Stadtwerke de Braunschweig): €15.8 million in 2011, €14.4 million in 2012 and €7.6 million in 2013.

(b)

Including EDF’s share in Dalkia activities in France and abroad:-€38.9 million in 2011, -€20.0 million in 2012 and €30.5 million in 2013.

Note 26 Earnings per share

Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of net income per share is adjusted for the distribution of scrip dividends during the year. The adjusted weighted average number of shares outstanding is 523.5 million (basic and diluted) in 2013, compared with 509.0 million shares in 2012.

Basic earnings per share is calculated by dividing adjusted net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the fiscal year. Pursuant to IAS 33.9 and IAS 12, net income attributable to owners of the Company has been adjusted to take into account the cost of the coupon payable to holders of deeply subordinated securities issued by Veolia Environnement.

Diluted earnings per share is calculated by dividing net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the fiscal year plus the weighted average number of ordinary shares that would be issued following the conversion into ordinary shares of all potentially dilutive ordinary shares.

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all businesses.

(in million)	Year ended December 31, 2013	Year ended December 31, 2012, represented	Year ended December 31, 2011, represented
Weighted average number of ordinary shares	523.5	509.0	498.5
Weighted average number of ordinary shares for the calculation of basic earnings per share	523.5	509.0	498.5
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options	0	0	0
Weighted average number of ordinary shares for the calculation of diluted earnings per share	523.5	509.0	498.5
Net income attributable to owners of the Company per share
Net income attributable to owners of the Company	(151.9)(*)	404.0	(488.1)
Net income attributable to owners of the Company per share:
Basic	(0.29)	0.79	(0.99)
Diluted	(0.29)	0.79	(0.99)
Net income (loss) from discontinued operations attributable to owners of the Company per share
Net income (loss) from discontinued operations attributable to owners of the Company	15.5	479.0	590.3
Net income (loss) from discontinued operations attributable to owners of the Company per share:
Basic	0.03	0.94	1.17
Diluted	0.03	0.94	1.17
Net income (loss) from continuing operations attributable to owners of the Company per share
Net income (loss) from continuing operations attributable to owners of the Company	(167.3)	(75.0)	(1,078.4)
Net income (loss) from continuing operations attributable to owners of the Company per share:
Basic	(0.32)	(0.15)	(2.16)
Diluted	(0.32)	(0.15)	(2.16)

(*)

Pursuant to IAS 33.9 and 12, adjusted net income attributable to owners of the Company includes the cost of the coupon attributable to holders of the deeply subordinated securities issued by Veolia Environnement (-€16.6 million)

The only potentially dilutive instruments recognized by Veolia Environnement are the share subscription and purchase options presented in Note 30.

Note 27 Additional information on the fair value of financial assets and liabilities (excluding derivatives)

27.1 Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2013, 2012 and 2011, grouped together in accordance with IFRS 7 categories. Fair values are determined in accordance with the principles set out in Note 1.26.

(€ million)	Note	As of December 31, 2013
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
		Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	10	40.5	40.5	-	-	40.5	-	40.5	-
Non-current and current operating financial assets	11	1,796.0	-	1,796.0	-	1,905.4	-	1,905.4	-
Other non-current financial assets	12	2,492.0	24.6	2,467.4	-	2,492.0	-	2,492.0	-
Trade receivables	14	5,213.0	-	5,213.0	-	5,213.0	-	5,213.0	-
Other current operating receivables	14	454.1	-	454.1	-	454.1	-	454.1	-
Other current financial assets	12	628.0	4.9	623.1	-	628.0	-	628.0	-
Cash and cash equivalents	15	4,274.4	-	-	4,274.4	4,274.4	3,046.2	1,228.2	-
TOTAL		14,898.0	70.0	10,553.6	4,274.4	15,007.4	3,046.2	11,961.2

(€ million)	Note	As of December 31, 2012, represented
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
		Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	TOTAL	Level 1	Level 2	Level 3
Non-consolidated investments	10	47.0	47.0	-	-	47.0	3.6	43.4	-
Non-current and current operating financial assets	11	2,382.9	-	2,382.9	-	2,614.0	-	2,614.0	-
Other non-current financial assets	12	2,441.3	33.3	2,408.0		2,441.3		2,441.3	-
Trade receivables	14	6,129.1	-	6,129.1	-	6,129.1	-	6,129.1	-
Other current operating receivables	14	548.4	-	548.4	-	548.4	-	548.4	-
Other current financial assets	12	1,488.6	2.4	1,486.2	-	1,488.6	-	1,488.6	-
Cash and cash equivalents	15	4,998.0	-	-	4,998.0	4,998.0	4,171.0	827.0	-
TOTAL		18,035.3	82.7	12,954.6	4,998.0	18,266.4	4,174.6	14,091.8	-

Level 2 cash and cash equivalents mainly consist of negotiable debt instruments and term deposit accounts.

(€ million)	Note	As of December 31, 2011, represented
		Net carrying amount	Financial assets at fair value			Fair value	Method for determining fair value
		Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Level 1	Level 2	Level 3
Non-consolidated investments	10	65.4	65.4	-	-	65.4	2.8	62.6	-
Non-current and current operating financial assets	11	2,256.7	-	2,256.7	-	2,311.9	-	2,311.9	-
Other non-current financial assets	12	2,864.6	37.8	2,826.8		2,864.6		2,864.6	-
Trade receivables	14	6,335.2	-	6,335.2	-	6,335.2	-	6,335.2	-
Other current operating receivables	14	578.3	-	578.3	-	578.3	-	578.3	-
Other current financial assets	12	978.9	3.5	975.4	-	978.9	-	978.9	-
Cash and cash equivalents	15	5,025.4	-	-	5,025.4	5,025.4	2,747.2	2,278.2	-
TOTAL		18,104.5	106.7	12,972.4	5,025.4	18,159.7	2,750.0	15,409.7	-

27.2 Financial liabilities

The following tables present the net carrying amount and fair value of Group financial liabilities as of December 31, 2013, 2012 and 2011, grouped together in accordance with IFRS 7 categories.

Financial liability fair values are determined pursuant to the measurement principles presented in Note 1.26.

(€ million)	Note	As of December 31, 2013
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
		Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	18	8,953.6	8,953.6	-	-	9,932.2	9,846.7	85.5	-
• other non-current borrowings	18	543.2	543.2	-	-	565.5	-	565.5	-
• current borrowings	18	2,912.8	2,912.8	-	-	2,912.8	-	2,912.8	-
• bank overdrafts and other cash position items	15	216.1	216.1	-	-	216.1	-	216.1	-
Trade payables	14	3,196.3	3,196.3	-	-	3,196.3	-	3,196.3	-
Other operating payables	14	3,460.1	3,460.1	-	-	3,460.1	-	3,460.1	-
TOTAL		19,282.1	19,282.1			20,283.0	9,846.7	10,436.3	-

(€ million)	Note	As of December 31, 2012, represented
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
		Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	18	10,821.2	10,821.2	-	-	12,136.9	12,044.9	92.0	-
• other non-current borrowings	18	1,310.1	1,310.1	-	-	1,360.9	-	1,360.9	-
• current borrowings	18	3,606.1	3,606.1	-	-	3,606.1	-	3,606.1	-
• bank overdrafts and other cash position items	15	252.7	252.7	-	-	252.7	-	252.7	-
Trade payables	14	3,997.7	3,997.7	-	-	3,997.7	-	3,997.7
Other operating payables	14	3,687.7	3,687.7	-	-	3,687.7	-	3,687.7	-
TOTAL		23,675.5	23,675.5	-	-	25,042.0	12,044.9	12,997.1	-

(€ million)	Note	As of December 31, 2011, represented
		Net carrying amount	Financial liabilities at fair value			Fair value	Method for determining fair value
		Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Level 1	Level 2	Level 3
Borrowings and other financial liabilities
• non-current bonds	18	13,027.9	13,027.9	-	-	13,806.5	13,391.6	414.9	-
• other non-current borrowings	18	1,185.4	1,185.4	-	-	1,195.0	-	1,195.0	-
• current borrowings	18	3,753.2	3,753.2	-	-	3,753.2	-	3,753.2
• bank overdrafts and other cash position items	15	390.5	390.5	-	-	390.5	-	390.5
Trade payables	14	3,927.6	3,927.6			3,927.6		3,927.6	-
Other operating payables	14	4,040.4	4,040.4			4,040.4		4,040.4	-
TOTAL		26,325.0	26,325.0			27,113.2	13,391.6	13,721.6	-

27.3 Offsetting of financial assets and liabilities

As of December 31, 2013, derivatives managed under ISDA or EFET agreements are the only financial assets and/or liabilities covered by a legally enforceable master netting agreement. These instruments may only be offset in the event of default by one of the parties to the agreement. They are not therefore offset in the accounts.

Such derivatives are recognized in assets in the amount of €319.0 million and in liabilities in the amount of €181.9 million in the Consolidated Statement of Financial Position as of December 31, 2013.

Note 28 Financial risk management

28.1 Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

•

Market risks presented in Note 28.2:

-

 Interest-rate risk, presented in Note 28.2.1 (interest-rate fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting);

-

Foreign exchange risk, presented in Note 28.2.2 (hedges of a net investment in a foreign operation, hedges of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting, embedded derivatives, overall foreign exchange risk exposure);

-

Commodity risk, presented in Note 28.2.3 (fuel and electricity risks, greenhouse gas emission rights);

•

Equity risk, presented in Note 28.3;

•

Liquidity risk, presented in Note 28.4;

•

Credit risk, presented in Note 28.5.

28.2 Market risk management

28.2.1

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

(€ million)	As of December 31, 2013		As of December 31, 2012, represented		As of December 31, 2011, represented
	Outstandings	% total debt	Outstandings	% total debt	Outstandings	% total debt
Fixed rate	8,857.2	71.1%	10,834.6	68.5%	13,265.2	74.9%
Floating rate	3,593.9	28.9%	4,985.1	31.5%	4,456.3	25.1%
Gross debt before hedging	12,451.1	100.0%	15,819.7	100.0%	17,721.5	100.0%
Fixed rate	5,801.6	46.0%	10,331.9	64.6%	8,726.0	47.5%
Floating rate	6,824.1	54.0%	5,658.2	35.4%	9,631.0	52.5%
Gross debt after hedging and fair value remeasurement of fixed-rate debt	12,625.7	100.0%	15,990.1	100.0%	18,357.0	100.0%
Fair value adjustments to (asset)/liability hedging derivatives	(174.6)		(170.4)		(635.5)
GROSS DEBT AT AMORTIZED COST	12,451.1		15,819.7		17,721.5

Total gross debt as of December 31, 2013 after hedging is 46% fixed-rate and 54% floating-rate. No caps are active as of December 31, 2012. Excluding inactive caps (€120 million), the fixed-rate portion of gross debt is 47% and the floating-rate portion is 53%.

As of December 31, 2013, the Group has cash and cash equivalents of €4,274.4 million, the majority of which bears interest at floating rates.

Net financial debt totals €8,176.7 million and is 69% fixed-rate and 31% floating-rate.

28.2.1.1

Sensitivity of the Consolidated Income Statement and equity

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity as of December 31, 2013 is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	4,274.4	-	-	4,274.4
Total floating-rate liabilities	(3,133.3)	(186.1)	(274.5)	(3,593.9)
Net floating-rate position before active hedging	1,141.1	(186.1)	(274.5)	680.5
Derivative instruments(1)	(0.1)	2,176.3	1,053.9	3,230.1
NET FLOATING-RATE POSITION AFTER ACTIVE MANAGEMENT AND HEDGING	1,141.0	1,990.2	779.4	3,910.6
(1) Financial instruments hedging debt excluding inactive caps of €120 million (euro equivalent).

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2013. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the Consolidated Income Statement via the cost of floating-rate debt (after hedging), the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. This sensitivity corresponds to fair market value movements as a result of an instantaneous change in interest rates.

Assuming a constant net debt structure and management policy, an increase in the fair value of the effective portion of derivatives designated as cash flow hedges, following a 0.5% increase in interest rates at the year end, would not have a material impact on fair value reserves in equity. The impact on floating-rate debt and floating-rate payer swaps on fixed-rate debt would decrease net income by €15.3 million. A decrease in interest rates of 0.5% would have the opposite impact on net income. All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to a uniform change in all floating interest rates to which the Group is exposed.

28.2.2

Management of foreign exchange risk

The Group's international activities generate significant foreign currency flows.

The Group's central treasury department manages foreign exchange risk centrally within limits set by the Chief Finance Officer.

Foreign exchange risk, as defined by IFRS 7, mainly results from:

a)

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

b)

Foreign-currency denominated financial assets and liabilities including foreign currency-denominated loans/borrowings and related hedges (e.g. forex swaps). With many operations worldwide, Veolia organizes financing in local currencies. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign currency derivatives with intercompany receivables denominated in the same currency. The asset exposure hedging strategy primarily involves hedging certain net foreign investments and ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses (see Note 28.1.2.2);

c)

Investments in foreign subsidiaries reflected by the translation of accounts impacting the translation reserves (see Note 28.1.2.3).

28.2.2.1

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

(€ million)	Contribution to the consolidated financial statements									Sensitivity to an increase or decrease in currencies against the euro
	EUR	GBP	USD	PLN	CZK	AUD	CNY	Other currencies	Total	+10%	-10%
Revenue	14,098.5	1,932.6	1,703.0	81.2	627.3	919.2	260.9	2,692.1	22,314.8	(705.5)	862.2
Operating income	287.7	114.3	22.9	(14.9)	73.3	50.1	61.5	74.3	669.2	(31.2)	38.2

28.2.2.2

Foreign exchange risk with regard to the net finance cost

With many operations worldwide, Veolia organizes financing in local currencies.

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

	Net finance cost Currency exposure (in millions of currency)					Total euro equivalent	Sensitivity to an increase or decrease in the 4 main currencies against the euro (€ million)
	GBP	USD	PLN	CNY	Other currencies (in euros)		+10%	-10%
Veolia Environnement SA	(34.3)	(63.6)	(38.5)	(23.7)	(424.6)	(524.6)	(11.1)	9.1
Other Group subsidiaries	(7.0)	(4.4)	0.1	(55.4)	(33.4)	(51.6)	(2.0)	1.7
Total in foreign currency	(41.3)	(68.0)	(38.4)	(79.1)	(458.0)	(576.2)
TOTAL EURO EQUIVALENT	(48.3)	(50.9)	(9.3)	(9.7)	(458.0)(1)	(576.2)	(13.1)	10.8
(1) o/w -€405.4 million in euro.

28.2.2.3

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

For its most significant assets, the Group has issued debt in the relevant currencies.

The following table shows the net asset amounts for the main currencies:

(€ million)	Contribution to the consolidated financial statements					Sensitivity to an increase or decrease in the 2 main currencies against the euro
	EUR	USD	GBP	Other currencies	Total	+10%	-10%
Assets excluding net financial debt by currency	9,803	1,108	2,019	4,930	17,860	348	(284)
Net financial debt by currency after hedging	2,667	875	1,876	2,759	8,177	306	(250)
Net assets by currency	7,136	233	143	2,171	9,683	42	(34)

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

Nonetheless, as part of supply management and cost optimization measures or to hedge future production, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of commodities (see Note 34) and set-up derivatives to fix the cost of commodities supply or the selling price of commodities produced (electricity).

28.2.2.4

Fuel risks

As part of its transportation activities, the Group uses firm fuel purchase contracts (classified as “for own use”) and derivatives defined in line with forecast requirements. The majority of these derivatives are swaps used to set the forward purchase price of fuel. They are classified as hedging instruments pursuant to IAS 39 (cash flow hedges) (see Note 27).

28.2.2.5

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

These purchase / sales contracts are generally recognized outside the scope of IAS 39 (“own use” exemption), except for certain specific transactions in gas, C02 and electricity. For these specific transactions, cash flow hedge accounting is systematically preferred. Certain electricity instruments in Germany do not however qualify for this classification (see Note 34 on off-balance sheet commitments and Note 29.3.1 on electricity derivatives).

28.3 Management of equity risk

As of December 31, 2013, Veolia Environnement holds 14,237,927 of its own shares, of which 8,389,059 are allocated to external growth operations and 5,848,868 were acquired for allocation to employees under employee savings plans, with a market value of €168.8 million, based on a share price of €11.855 and a net carrying amount of €442.5 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

The Group is also exposed to equity risk through the plan assets of certain of its pension plans (see Note 30, Employee benefit obligation).

28.4 Management of liquidity risk

The operational management of liquidity and financing is managed by the Treasury and Financing Department. This management involves the centralization of major financing in order to optimize liquidity and cash.

The Group secures financing on international bond markets, international private placement markets, the treasury note market and the bank lending market (see Note 19, Non-current and current borrowings).

28.4.1

Maturity of financial liabilities

As of December 31, 2013, undiscounted contractual flows on net financial debt (nominal value) break down by maturity date as follows:

(€ million)	As of December 31, 2013		Maturity of undiscounted contractual flows
	Gross carrying amount	Total undiscounted contractual flows	2014	2015	2016	2017	2018	More than 5 years
Bond issues(1)	9,548.2	9,288.0	586.5	1,045.3	435.7	939.2	798.5	5,482.8
Treasury notes	580.7	580.7	580.7
Finance lease obligations	237.6	218.5	45.2	25.3	22.3	14.9	14.6	96.2
Other borrowings	2,043.1	1,925.0	1,692.3	52.0	42.5	38.4	21.3	78.5
Bank overdrafts and other cash position items	216.1	216.1	216.1
Gross borrowings excluding the impact of amortized cost and hedging derivatives	12,625.7	12,228.3	3,120.8	1,122.6	500.5	992.5	834.4	5,657.5
Impact of amortized cost and derivatives hedging debt	(174.6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gross borrowings	12,451.1	12,228.3	3,120.8	1,222.6	500.5	992.5	834.4	5,657.5
Cash and cash equivalents	(4,274.4)	(4,274.4)	(4,274.4)
Net financial debt	8,176.7	7,953.9	(1,153.6)	1,122.6	500.5	992.5	834.4	5,657.5
(1) Excluding the impact of amortized cost and derivatives hedging debt.

As of December 31, 2013, the average maturity of net financial debt is 10.1 years, compared with 9.6 years as of December 31, 2012.

Most trade payables have a maturity of less than one year (see Note 14).

As of December 31, 2013, undiscounted contractual interest flows on outstanding borrowings break down by maturity date as follows:

(€ million)	As of December 31, 2013	Maturity of undiscounted contractual flows
	Total flows	2014	2015	2016	2017	2018	More than 5 years
Undiscounted contractual interest flows on outstanding borrowings	4,930.0	470.5	436.1	414.5	394.4	347.9	2,866.6

As of December 31, 2013, undiscounted contractual interest flows on derivative outstandings recorded in liabilities and assets break down by maturity date as follows:

(€ million)	As of December 31, 2013		Maturity of undiscounted contractual flows
	Carrying amount	Total undiscounted contractual flows	2014	2015	2016	2017	2018	More than 5 years
Interest-rate derivatives	190.0	203.0	35.1	40.7	44.6	29.3	21.3	32.0
Fair value hedges	166.8	232.8	48.3	47.9	46.3	30.2	22.2	37.9
Inflows	172.8	819.4	170.2	169.5	165.9	110.6	83.5	119.7
Outflows	(6.0)	(586.6)	(121.9)	(121.6)	(119.6)	(80.4)	(61.3)	(81.8)
Cash flow hedges	26.0	(20.5)	(12.4)	(6.5)	(0.9)	(0.1)	(0.1)	(0.5)
Inflows	58.4	27.3	18.4	8.6	0.2	-	-	0.1
Outflows	(32.4)	(47.8)	(30.8)	(15.1)	(1.1)	(0.1)	(0.1)	(0.6)
Derivatives not qualifying for hedge accounting	(2.8)	(9.3)	(0.8)	(0.7)	(0.8)	(0.8)	(0.8)	(5.4)
Inflows	4.4	7.6	1.0	1.0	0.9	0.9	0.9	2.9
Outflows	(7.2)	(16.9)	(1.8)	(1.7)	(1.7)	(1.7)	(1.7)	(8.3)
Foreign currency derivatives excluding net investment hedges	(18.8)	15.7	11.9	1.8	1.7	0.3	-	-
Fair value hedges	5.8	6.1	6.0	0.4	(0.3)	-	-	-
Inflows	9.9	397.9	267.5	101.7	21.7	0.2	6.8	-
Outflows	(4.1)	(391.8)	(261.5)	(101.3)	(22.0)	(0.2)	(6.8)	-
Cash flow hedges	4.5	3.7	0.5	1.2	1.7	0.3	-	-
Inflows	4.8	244.1	139.3	47.7	44.4	12.7	-	-
Outflows	(0.3)	(240.4)	(138.8)	(46.5)	(42.7)	(12.4)	-	-
Derivatives not qualifying for hedge accounting	(29.1)	5.9	5.4	0.2	0.3	-	-	-
Inflows	44.2	6,369.7	6,249.1	74.3	43.9	2.4	-	-
Outflows	(73.3)	(6,363.8)	(6,243.7)	(74.1)	(43.6)	(2.4)	-	-
Foreign currency derivatives hedging a net investment	7.6	0.7	3.3	-	-	-	-	(2.6)

In order to best reflect the economic reality of transactions, cash flows relating to derivatives recorded in assets and liabilities are presented net. Asset values are indicated as positive amounts and liabilities as negative amounts in the above table.

28.4.2

Net liquid asset positions

Net liquid assets of the Group as of December 31, 2013 break down as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Veolia Environnement:
Undrawn MT syndicated loan facility	3,000.0	2,607.3	2,692.7
Undrawn MT bilateral credit lines	975.0	625.0	700.0
Undrawn ST bilateral credit lines	-	300.0	300.0
Letters of credit facility	350.2	473.7	483.0
Cash and cash equivalents	3,670.4	4,349.6	4,283.3
Subsidiaries:
Cash and cash equivalents	604.0	648.4	742.2
Total liquid assets	8,599.6	9,004.0	9,201.2
Current debts and bank overdrafts and other cash position items
Current debt	2,912.8	3,606.1	3,753.3
Bank overdrafts and other cash position items	216.1	252.7	390.5
Total current debt and bank overdrafts and other cash position items	3,128.9	3,858.8	4,143.8
TOTAL LIQUID ASSETS NET OF CURRENT DEBT AND BANK OVERDRAFTS AND OTHER CASH POSITION ITEMS	5,470.7	5,145.2	5,057.4

As of December 31, 2013, Veolia Environnement had total liquid assets of €8.6 billion, including cash and cash equivalents of €4.3 billion.

As of December 31, 2013, cash equivalents were mainly held by Veolia Environnement SA in the amount of €3,652.3 million. They comprise monetary UCITS of €2,034.5 million, negotiable debt instruments (bank certificates of deposit, negotiable medium term notes and treasury notes with a maturity of less than three months) of €502.4 million and term deposit accounts of €1,115.4 million. These amounts include interest.

Veolia Environnement signed two syndicated loan facilities on April 7, 2011: a 5-year €2.5 billion multi-currency loan facility and a 3-year €500 million loan facility available for drawdown in Polish zloty, Czech crown and Hungarian forint (this facility has two one-year extension options that were exercised and accepted in the vast majority and is not drawn as of December 31, 2012).

Undrawn credit lines total €975 million as of December 31, 2013.

In the second quarter of 2013, Veolia Environnement reduced by USD 400 million the amount of the U.S. letters of credit facility signed on November 22, 2010, initially for an amount of USD 1.25 billion. As of December 31, 2013, the facility is drawn USD 367.0 million in the form of letters of credit. The portion that may be drawn in cash is USD 483.0 million (€350.2 million euro equivalent) and is recorded in the liquidity table above.

Veolia Environnement may draw on the multi-currency syndicated loan facility and all credit lines at any time.

Undrawn credit lines mature as follows:

(€ million)	As of December 31, 2013	Maturity
	Total	2014	2015	2016	2017	2018
Undrawn syndicated loan facility	3,000.0	37.5	-	691.0	-	2,271.5
Undrawn credit lines	975.0	-	625.0	350.0	-	-
Letters of credit facility	350.2	-	350.2	-	-	-
TOTAL	4,325.2	37.5	975.2	1,041.0	-	2,271.5

28.4.3

Information on early debt repayment clauses

28.4.3.1

Veolia Environnement SA debt

The legal documentation for bank financing and bond issues contracted by the Company does not contain any financial covenants, i.e. obligations to comply with a debt coverage ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

28.4.3.2

Subsidiary debt

Certain project financing or financing granted by multilateral development banks to the Group’s subsidiaries contain financial covenants (as defined above).

Based on diligences performed within the subsidiaries, the Company considers that the covenants included in the documentation of material financing were satisfied (or had been waived by lenders) as of December 31, 2013.

28.5 Management of credit risk

The Group is exposed to counterparty risk in various areas: its operating activities, cash investment activities and derivatives.

28.5.1

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

Group customer credit risk analysis may be broken down into the following four categories (Public customers - Delegating authority, Private customers - Individuals, Public customers - Other and Private customers - Companies):

(€ million)	Note	As of December 31, 2013			Breakdown by customer type
		Gross carrying amount	Impairment losses	Net carrying amount	Public customers– Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	11	1,825.5	(29.5)	1,796.0	1,378.8	-	20.9	396.3
Trade receivables	14	5,702.0	(489.0)	5,213.0	753.1	1,212.8	1,043.3	2,203.8
Other current operating receivables	14	491.4	(37.3)	454.1	30.6	48.9	61.4	313.2
Other non-current financial assets in loans and receivables	12	2,533.4	(66.0)	2,467.4	44.3	27.5	3.2	2,392.4
Current financial assets in loans and receivables	12	633.3	(10.2)	623.1	13.3	1.5	40.8	567.5
LOANS AND RECEIVABLES		11,185.6	(632.0)	10,553.6	2,220.1	1,290.7	1,169.6	5,873.2
Other non-current financial assets	12	50.6	(26.0)	24.6	0.4	-	0.6	23.6
Other current financial assets	12	4.9	-	4.9	2.9	1.4	-	0.6
TOTAL		11,241.1	(658.0)	10,583.1	2,223.4	1,292.1	1,170.2	5,897.4

The analysis of Group customer credit risk as of December 31, 2012 is as follows:

(€ million)	Note	As of December 31, 2012, represented			Breakdown by customer type
		Gross carrying amount	Impairment losses	Net carrying amount	Public customers – Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	11	2,430.7	(47.8)	2,382.9	1,453.0	-	253.8	676.1
Trade receivables	14	6,551.8	(422.7)	6,129.1	686.2	1,546.9	1,280.4	2,615.6
Other current operating receivables	14	602.6	(54.2)	548.4	71.7	94.6	125.0	257.1
Other non-current financial assets in loans and receivables	12	2,477.3	(69.3)	2,408.0	65.8	20.8	416.9	1,904.5
Current financial assets in loans and receivables	12	1,511.7	(25.5)	1,486.2	28.6	26.9	33.3	1,397.4
LOANS AND RECEIVABLES		13,574.1	(619.5)	12,954.6	2,305.3	1,689.2	2,109.4	6,850.7
Other non-current financial assets	12	55.2	(21.9)	33.3	0.3	1.8	0,9	30.3
Other current financial assets	12	2.4	-	2.4		1.6	-	0.8
TOTAL		13,631.7	(641.4)	12,990.3	2,305.6	1,692.6	2,110.3	6,881.8

The analysis of Group customer credit risk as of December 31, 2011 is as follows:

(€ million)	Note	As of December 31, 2011, represented			Breakdown by customer type
		Gross carrying amount	Impairment losses	Net carrying amount	Public customers – Delegating authority	Private customers – Individuals	Public customers – Other	Private customers – Companies
Non-current and current operating financial assets	11	2,304.4	(47.7)	2,256.7	1,474.4	-	104.0	678.3
Trade receivables	14	6,770.5	(435.3)	6,335.2	795.9	1,513.6	1,554.8	2,470.9
Other current operating receivables	14	626.2	(47.9)	578.3	84.1	129.1	84.7	280.4
Other non-current financial assets in loans and receivables	12	2,896.6	(69.8)	2,826.8	58.8	6.6	421.9	2,339.5
Current financial assets in loans and receivables	12	1,006.9	(31.5)	975.4	25.4	1.4	43.1	905.5
LOANS AND RECEIVABLES		13,604.6	(632.2)	12,972.4	2,438.6	1,650.7	2,208.5	6,674.6
Other non-current financial assets	12	56.8	(19.0)	37.8	0.5	0.8	0.7	35.8
Other current financial assets	12	3.6	(0.1)	3.5	-	2.2	-	1.3
TOTAL		13,665.0	(651.3)	13,013.7	2,439.1	1,653.7	2,209.2	6,711.7

Assets past due and not impaired break down as follows:

		As of December 31, 2013				Assets past due but not impaired
(€ million)	Note	Gross carrying amount	Impairment losses	Net carrying amount	Assets not yet due	0-6 months	6 months – 1 year	More than 1 year
Non-current and current operating financial assets	11	1,825.5	(29.5)	1,796.0	1,795.2	0.8	-	-
Trade receivables	14	5,702.0	(489.0)	5,213.0	3,925.2	1,036.6	111.1	140.1
Other current operating receivables	14	491.4	(37.3)	454.1	348.4	58.4	17.7	29.6
Other non-current financial assets in loans and receivables	12	2,533.4	(66.0)	2,467.4	2,467.4	-	-	-
Current financial assets in loans and receivables	12	633.3	(10.2)	623.1	599.8	2.0	-	21.3
LOANS AND RECEIVABLES		11,185.6	(632.0)	10,553.6	9,136.0	1,097.8	128.8	191.0
Other non-current financial assets	12	50.6	(26.0)	24.6	24.6	-	-	-
Other current financial assets	12	4.9	-	4.9	1.4	-	-	3.5

In France, net trade receivables past due over 6 months total €86.0 million at the end of 2013 (€123.5 million at the end of 2012), representing 2.9% of customer outstandings (including €43.9 million past due over one year). The majority of this balance concerns amounts invoiced on behalf of local authorities and public bodies, receivables on local authorities and public bodies and VAT.

Financial assets maturity schedules as of December 31, 2012 and 2011:

(€ million)	Note	As of December 31, 2012, represented				Assets past due but not impaired
		Gross carrying amount	Impairment losses	Net carrying amount	Assets not yet due	0-6 months	6 months – 1 year	More than 1 year
Non-current and current operating financial assets	11	2,430.7	(47.8)	2,382.9	2,355.8	21.0	4.2	1.9
Trade receivables	14	6,551.8	(422.7)	6,129.1	4,744.3	1,136.8	104.3	143.7
Other current operating receivables	14	602.6	(54.2)	548.4	373.5	85.2	27.4	62.3
Other non-current financial assets in loans and receivables	12	2,477.3	(69.3)	2,408.0	2,408.0	-	-	-
Current financial assets in loans and receivables	12	1,511.7	(25.5)	1,486.2	1,291.8	2.8	184.6	7.0
LOANS AND RECEIVABLES		13,574.1	(619.5)	12,954.6	11,173.4	1,245.8	320.5	214.9
Other non-current financial assets	12	55.2	(21.9)	33.3	33.3	-	-	-
Other current financial assets	12	2.4	-	2.4	1.2	-	-	1.2

(€ million)	Note	As of December 31, 2011, represented				Assets past due but not impaired
		Gross carrying amount	Impairment losses	Net carrying amount	Assets not yet due	0-6 months	6 months – 1 year	More than 1 year
Non-current and current operating financial assets	11	2,304.4	(47.7)	2,256.7	2,239.3	9.7	5.7	2.0
Trade receivables	14	6,770.5	(435.3)	6,335.2	4,804.5	1,154.2	145.7	230.8
Other current operating receivables	14	626.2	(47.9)	578.3	411.7	67.5	55.0	44.1
Other non-current financial assets in loans and receivables	12	2,896.6	(69.8)	2,826.8	2,826.8	-	-	-
Current financial assets in loans and receivables	12	1,006.9	(31.5)	975.4	955.5	16.5	1.9	1.5
LOANS AND RECEIVABLES		13,604.6	(632.2)	12,972.4	11,237.8	1,247.9	208.3	278.4
Other non-current financial assets	12	56.8	(19.0)	37.8	37.8	-	-	-
Other current financial assets	12	3.6	(0.1)	3.5	3.4	-	-	0.1

28.5.2

Counterparty risk relating to investment and hedging activities

The Group is exposed to credit risk relating to the investment of its surplus cash and its use of derivative instruments in order to manage interest rate and foreign exchange risk. Credit risk corresponds to the loss that the Group may incur should a counterparty default on its contractual obligations. In the case of derivative financial instruments, this risk corresponds to the fair value of all the instruments contracted with a counterparty insofar as this value is positive.

The Group minimizes counterparty risk through internal control procedures limiting the choice of banking counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor's or Fitch's rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year, unless justified). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies, the size of their equity and commitments given to the Group and are reviewed monthly. In addition, new derivative transactions must only be entered into with counterparties with whom the Group has an ISDA or FBF framework agreement.

Counterparty risk on financial transactions is monitored on an ongoing basis by the middle-office. The Group is not exposed to any risk as a result of material concentration.

As of December 31, 2013, Veolia Environnement SA outstandings exposed to credit risk total €3,670.4 million with regard to investments and €205.2 million with regard to derivative instruments (sum of the fair values of assets and liabilities). These counterparties are investment grade for 100% of the total exposure.

Veolia Environnement SA cash surpluses (€3.7 billion as of December 31, 2013 ) are managed with a profitability objective close to that of the money market, avoiding exposure to capital risk and maintaining a low level of volatility.

They were injected into the following types of investment:

•

Non-dynamic monetary UCITS (with the AMF Monetary classification of short-term monetary or monetary) for €2,034.5 million;

•

Term deposit accounts classified as cash equivalents, mainly with leading French banks, with a short-term rating from Standard & Poor’s, Moody’s or Fitch of A1/P1/F1+, for €1,115.4 million;

•

Monetary notes and certificates of deposit with a maturity of less than three months issued by leading French banks with a short-term rating from Standard & Poor’s, Moody’s or Fitch of A1/P1/F1 for €502.4 million.

Note 29 Derivatives

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, exchange rates and commodity prices (see Note 28, Financial Risk Management).

The fair value of derivatives in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2013		As of December 31, 2012, represented		As of December 31, 2011, represented
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	29.1	235.6	45.6	272.1	97.6	713.9	70.5
Fair value hedges		172.8	6.0	190.6	-	654.3	-
Cash flow hedges		58.4	32.4	75.6	84.6	56.6	49.7
Derivatives not qualifying for hedge accounting		4.4	7.2	5.9	13.0	3.0	20.8
Foreign currency derivatives	29.2	73.9	85.1	45.4	114.1	44.2	119.4
Net investment hedges		15.0	7.4	4.3	21.4	11.6	30.1
Fair value hedges		9.9	4.1	3.5	3.4	5.9	11.9
Cash flow hedges		4.8	0.3	2.5	1.3	0.6	1.7
Derivatives not qualifying for hedge accounting		44.2	73.3	35.1	88.0	26.1	75.7
Commodity derivatives	29.3	9.5	51.2	7.9	48.7	36.5	51.9
TOTAL DERIVATIVES		319.0	181.9	325.4	260.4	794.6	241.8
o/w non-current derivatives		258.3	144.0	280.0	186.8	745.0	156.8
o/w current derivatives		60.7	37.9	45.4	73.6	49.6	85.0

The fair value of derivatives recognized in the Consolidated Statement of Financial Position is determined (as described in Note 1.26) and breaks down as follows:

(€ million)	As of December 31, 2013		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	235.6	45.6	100.0%	100.0%	-	-
Foreign currency derivatives	73.9	85.1	100.0%	100.0%	-	-
Commodity derivatives	9.5	51.2	33.4%	19.5%	66.6%	80.5%
TOTAL DERIVATIVES	319.0	181.9	98.0%	77.4%	2.0%	22.6%

Derivatives valued using internal models integrating certain non-observable data are primarily electricity derivatives (see Note 29.3.1) for which there are no quoted prices in an active market (mainly electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, data is estimated by Veolia Environnement experts.

(€ million)	As of December 31, 2012, represented		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	272.1	97.6	100.0%	100.0%	-	-
Foreign currency derivatives	45.4	114.1	100.0%	100.0%	-	-
Commodity derivatives	7.9	48.7	26.6%	37.6%	73.4%	62.4%
TOTAL DERIVATIVES	325.4	260.4	98.2%	88.3%	1.8%	11.7%

(€ million)	As of December 31, 2011, represented		Level 2 (%)		Level 3 (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	713.9	70.5	100.0%	100.0%	-	-
Foreign currency derivatives	44.2	119.4	100.0%	100.0%	-	-
Commodity derivatives	36.5	51.9	55.1%	70.1%	44.9%	29.9%
TOTAL DERIVATIVES	794.6	241.8	97.9%	93.6%	2.1%	6.4%

29.1 Interest-rate derivatives

The fair value of interest rate derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2013		As of December 31, 2012, represented		As of December 31, 2011, represented
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives		235.6	45.6	272.1	97.6	713.9	70.5
Fair value hedges	29.1.1	172.8	6.0	190.6	-	654.3	-
Cash flow hedges	29.1.2	58.4	32.4	75.6	84.6	56.6	49.7
Derivatives not qualifying for hedge accounting	29.1.3	4.4	7.2	5.9	13.0	3.0	20.8

29.1.1

Fair value hedges

The risk of volatility in the value of debt is hedged by fixed–rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Notes 18 and 28).

Fair value hedging swaps represent a notional outstanding amount of €3,279.4 million as of December 31, 2013, compared with €1,472.5 million as of December 31, 2012, with a net fair value in the Consolidated Statement of Financial Position of €166.8 million, as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2013	3,279.4	-	2,199.4	1,080.0	172.8	6.0
As of December 31, 2012, represented	1,472.5	386.5	622.5	463.5	190.6	-
As of December 31, 2011, represented	5,582.3	200.0	2,679.2	2,703.1	654.3	-

The movement in the nominal value of the fair value hedging portfolio is mainly due to:

•

The expiry at maturity of swaps hedging the USD EMTN issue maturing in June 2013 in the amount of €387 million;

•

The set-up, for a total amount of €2,203 million, of swaps hedging the 2018, 2019, 2020 and 2021 euro EMTN issues and the 2018 US dollar EMTN issue;

•

The impact of exchange rate fluctuations on the nominal amount of swaps denominated in pound sterling and U.S. dollar of -€9.0 million.

The change in the fair value of floating-rate payer swaps is mainly due to the increase in euro, pound sterling and USD dollar interest rates in 2013.

29.1.2

Cash flow hedges

Cash flow hedges comprise floating-rate receiver/fixed-rate payer swaps mainly on debt secured to finance BOT (Build, Operate, Transfer) contracts, to the extent the underlying assets generate fixed-rate flows.

Floating-rate receiver / fixed-rate payer swaps / purchase of caps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2013	899.6	0.1	895.7	3.8	58.4	32.4
As of December 31, 2012, represented	1,884.0	8.3	1,800.8	74.9	75.6	84.6
As of December 31, 2011, represented	1,389.0	-	1,389.0	-	56.6	49.7

€24.1 million, net of tax, was recorded directly in equity attributable to owners of the Company in respect of cash flow hedge interest-rate derivatives as of December 31, 2013.

Contractual flows on interest rate swaps are paid at the same time as contractual flows on floating-rate borrowings and the amount recorded in other comprehensive income is released to net income in the period in which interest flows on the debt impact the Consolidated Income Statement.

The decrease in the cash-flow hedging portfolio between December 31, 2012 and 2013 is mainly due to the expiry at maturity or termination of transactions in the amount of €902 million.

The change in the fair value of fixed-rate payer swaps is mainly due to the early termination of swaps hedging the Polish-zloty-denominated syndicated loan facility and the change in consolidation method of the Oman subsidiary.

29.1.3

Interest-rate derivatives not qualifying for hedge accounting

A certain number of derivatives do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

(€ million)	Notional amount as of December 31, 2013				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	515.5	464.1	12.8	38.6	3.2	0.2
Floating-rate receiver / fixed-rate payer swaps	398.2	338.3	15.3	44.6	0.1	7.0
Floating-rate receiver / floating-rate payer swaps	-	-	-	-	-	-
Total firm financial instruments	913.7	802.4	28.1	83.2	3.3	7.2
Purchases of caps	119.9	119.9	-	-	1.1	-
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	119.9	119.9	-	-	1.1	-
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	1,033.6	922.3	28.1	83.2	4.4	7.2

The variation in the portfolio of interest rate derivatives not qualifying for hedge accounting between 2013 and 2012 is mainly due to:

•

Expiry at maturity of financial instruments of approximately €1,000 million, including short-term transactions hedging cash investments of €830 million;

•

The set-up of new transactions hedging cash investments in the amount of €800 million.

Recap: the breakdown as of December 31, 2012 and 2011 is as follows:

(€ million)	Notional amount as of December 31, 2012				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	674.9	624.9	30.7	19.3	5.9	-
Floating-rate receiver / fixed-rate payer swaps	425.9	332.7	44.7	48.5	-	13.0
Floating-rate receiver / floating-rate payer swaps	-	-	-	-	-	-
Total firm financial instruments	1,100.8	957.6	75.4	67.8	5.9	13.0
Purchases of vanilla and structured caps	122.5	-	122.5	-	-	-
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	122.5	-	122.5	-	-	-
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	1,223.3	957.6	197.9	67.8	5.9	13.0

The decrease in the portfolio of interest rate derivatives not qualifying for hedge accounting between 2012 and 2011 is mainly due to:

•

The early termination of the majority of the options portfolio held by Veolia Environnement SA and certain swaps not qualified as hedges, in the total amount of €1,420 million;

•

Expiry at maturity of short-term financial instruments hedging cash investments of approximately €1,800 million;

•

The set-up of new transactions in the amount of €878 million and primarily short-term swaps hedging cash investments in the amount of €830 million.

(€ million)	Notional amount as of December 31, 2011				Fair value of derivatives
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	246.0	209.6	36.4	-	0.9	-
Floating-rate receiver / fixed-rate payer swaps	1,740.8	1,593.5	97.5	49.8	-	10.3
Floating-rate receiver / floating-rate payer swaps	250.0	-	250.0	-	1.7	-
Total firm financial instruments	2,236.8	1,803.1	383.9	49.8	2.6	10.3
Purchases of vanilla and structured caps	1,290.2	300.0	990.2	-	0.4	10.5
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	1,290.2	300.0	990.2	-	0.4	10.5
TOTAL INTEREST-RATE DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	3,527.0	2,103.1	1,374.1	49.8	3.0	20.8

29.2 Foreign currency derivatives

The fair value of foreign currency derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2013		As of December 31, 2012, represented		As of December 31, 2011, represented
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
FOREIGN CURRENCY DERIVATIVES		73.9	85.1	45.4	114.1	44.2	119.4
Net investment hedges	29.2.1	15.0	7.4	4.3	21.4	11.6	30.1
Fair value hedges	29.2.3	9.9	4.1	3.5	3.4	5.9	11.9
Cash flow hedges	29.2.3	4.8	0.3	2.5	1.3	0.6	1.7
Derivatives not qualifying for hedge accounting	29.2.4	44.2	37.2	35.1	46.9	26.1	51.4
Embedded derivatives		-	36.1	-	41.1	-	24.3

29.2.1

Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2013 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	AUD	59.7	59.7	-	-	1.0	-
	CNY	70.2	17.6	-	52.6	2.3	-
	CZK	183.5	183.5	-	-	-	0.2
	HKD	196.1	196.1	-	-	3.7	-
	JPY	56.9	56.9	-	-	1.4	-
	PLN	160.0	160.0	-	-	-	1.3
	Other	83.2	83.2	-	-	0.2	0.4
Tunnel options	AUD	74.9	74.9	-	-	0.7	0.4
Embedded derivatives (forward sale)	KRW	74.8	17.8	57.0	-	5.7	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	60.0	-	-	60.0	-	5.1
Total foreign currency derivatives		1,019.3	849.7	57.0	112.6	15.0	7.4
USD borrowings	USD	547.4	-	257.4	290.0	n/a	n/a
GBP borrowings	GBP	-	-	-	-	n/a	n/a
Syndicated loan facility	PLN	-	-	-	-	n/a	n/a
Total financing		547.4	-	257.4	290.0	n/a	n/a
TOTAL		1,566.7	849.7	314.4	402.6	15.0	7.4

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2012 are mainly due to:

•

the increase in the fair value of euro/Chinese renminbi yuan cross currency swaps for €12.9 million;

•

the increase in the fair value of HKD, CNY and AUD currency swaps for €7.0 million;

•

the increase in the fair value of the Korean won embedded derivative for €4.8 million.

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

Net foreign exchange gains recorded in Group foreign exchange translation reserves as of December 31, 2013 of €87.2 million mainly comprise:

•

the impact of exchange rate fluctuations on hedges of Water Division investments, particularly in China, Hong Kong, Korea, the Czech Republic, Japan and the United States of €33.2 million;

•

the impact of exchange rate fluctuations on hedges of Environmental Services Division investments in Australia of €24.4 million;

•

the €24.9 million impact of exchange rate fluctuations on hedges of Veolia Environnement SA investments in the United States (€6.7 million) and the cancellation of deferred tax assets in the tax consolidation scope (€18.6 million).

Recap: the breakdown as of December 31, 2012 and 2011 is as follows:

Financial instrument	Notional amount as of December 31, 2012, Represented by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	CZK	200.5	200.5	-	-	0.4	-
	SEK	63.1	63.1	-	-	-	0.2
	HKD	255.3	255.3	-	-	1.0	0.7
	HUF	38.2	38.2	-	-	-	0.1
	ILS	19.6	19.6	-	-	-	0.1
	JPY	-	-	-	-	-	-
	PLN	216.9	216.9	-	-	-	2.9
	Other	102.8	102.8	-	-	2.0	-
Embedded derivatives (forward sale)	KRW	82.4	15.1	63.2	4.1	0.9	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	60.0	-	60.0	-	17.4
Total foreign currency derivatives		1,098.8	971.5	63.2	64.1	4.3	21.4
USD borrowings	USD	1,070.1	352.5	-	717.6	n/a	n/a
GBP borrowings	GBP	796.5	-	-	796.5	n/a	n/a
Syndicated loan facility	PLN	392.7	-	392.7	-	n/a	n/a
Total financing		2,259.3	352.5	392.7	1,514.1	n/a	n/a
TOTAL		3,358.1	1,324.0	455.9	1,578.2	4.3	21.4

Financial instrument	Notional amount as of December 31, 2011, represented by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	CZK	195.2	195.2	-	-	-	0.2
	SEK	60.4	60.4	-	-	-	0.4
	HKD	255.5	255.5	-	-	0.3	4.8
	HUF	36.0	36.0	-	-	0.7	-
	ILS	19.6	19.6	-	-	0.1	-
	JPY	78.9	78.9	-	-	-	1.5
	PLN	246.5	246.5	-	-	4.3	-
	Other	17.2	17.2	-	-	-	-
Embedded derivatives (forward sale)	KRW	85.9	12.9	53.3	19.7	6.2	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	23.2
Total foreign currency derivatives		1,115.2	922.2	113.3	79.7	11.6	30.1
USD borrowings	USD	1,224.5	-	326.3	898.2	n/a	n/a
GBP borrowings	GBP	778.2	-	-	778.2	n/a	n/a
Syndicated loan facility	PLN	307.3	307.3	-	-	n/a	n/a
Total financing		2,310.0	307.3	326.3	1,676.4	n/a	n/a
TOTAL		3,425.2	1,229.5	439.6	1,756.1	11.6	30.1

29.2.2

Fair value hedges

Financial instruments designated as fair value hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2013 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchase	CAD	9.9	9.1	0.8	-	-	0.3
Forward purchase	USD	26.3	21.0	5.3	-	-	0.9
Forward sale	AUD	5.5	5.5	-	-	0.3	-
Forward sale	CAD	9.6	9.6	-	-	0.2	-
Forward sale	GBP	8.8	8.8	-	-	-	0.2
Forward sale	HKD	23.8	23.8	-	-	0.8	-
Forward sale	KWD	8.6	8.6	-	-	0.1	-
Forward sale	USD	257.3	168.9	88.4	-	8.2	2.4
Other currencies		(1.8)	(6.6)	4.8	-	0.3	0.3
TOTAL FOREIGN CURRENCY DERIVATIVES						9.9	4.1

The fair value hedges presented above mainly consist of foreign currency hedges in respect of construction contracts for water treatment plants and a thermal desalination plant construction contract in Kuwait.

29.2.3

Cash flow hedges

Financial instruments designated as cash flow hedges break down as follows:

Financial instrument	Notional amount as of December 31, 2013 by currency and maturity					Fair value of derivatives
(€ million)	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchase	GBP	9.5	9.3	0.2	-	0.2	-
Forward sale	CAD	83.2	83.2	-	-	-	0.3
Forward sale	GBP	137.7	39.5	98.3	-	4.2	-
Forward sale	RON	5.6	-	5.6	-	0.3
Forward sale	USD	6.9	6.9	-	-	0.1
TOTAL FOREIGN CURRENCY DERIVATIVES						4.8	0.3

The cash flow hedges presented above mainly consist of forward purchases/sales of foreign currencies different from the functional currencies of the entities concerned, in connection with their own activities and particularly hedges entered into in respect of Private Finance Initiatives (PFI) in the United Kingdom.

These projects concern in particular the districts of Staffordshire, Leeds and Shropshire.

29.2.4

Hedges of currency exposure in the Consolidated Statement of Financial Position by derivatives not qualifying for hedge accounting

Fair value		As of December 31, 2013
(€ million)	Total	USD	CZK	HUF	HKD	PLN	KRW	Other
Forward purchases	(5.4)	(1.0)	(6.1)	-	-	1.3	-	0.4
Currency receiver swaps	7.4	(0.1)	-	0.6	(0.3)	7.9	-	(0.7)
Total currency swaps and forward purchases	2.0	(1.1)	(6.1)	0.6	(0.3)	9.2	-	(0.3)
Forward sales	(33.6)	0.4	6.0	-	-	(1.3)	(38.4)	(0.3)
Currency payer swaps	2.3	0.3	-	(0.9)	14.1	(9.6)	-	(1.6)
Total currency swaps and forward sales	(31.3)	0.7	6.0	(0.9)	14.1	(10.9)	(38.4)	(1.9)
Call options	-	-	-	-	-	-	-	-
Put options	0.2	-	-	-	-	-	0.2	-
Total currency options	0.2	-	-	-	-	-	0.2	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(29.1)	(0.4)	(0.1)	(0.3)	13.8	(1.7)	(38.2)	(2.2)

The above portfolio of foreign currency derivatives was mainly contracted by Veolia Environnement SA to hedge its foreign currency-denominated net financial debt (comprising foreign currency-denominated borrowings and foreign currency-denominated inter-company loans and borrowings).

Recap: Hedges as of December 31, 2012 and 2011 are as follows:

Fair value	As of December 31, 2012, represented
(€ million)	Total	USD	GBP	NOK	HKD	KRW	Other
Forward purchases	9.4	-	-	8.2	-	-	1.2
Currency receiver swaps	(31.6)	(28.5)	(2.6)	-	-	-	(0.5)
Total currency swaps and forward purchases	(22.2)	(28.5)	(2.6)	8.2	-	-	0.7
Forward sales	(42.8)	0.1	0.2	(0.1)	-	(41.8)	(1.2)
Currency payer swaps	12.2	0.3	8.0	(0.1)	4.2	-	(0.2)
Total currency swaps and forward sales	(30.6)	0.4	8.2	(0.2)	4.2	(41.8)	(1.4)
Call options	-	-	-	-	-	-	-
Put options	(0.1)	0.3	-	-	-	(0.4)	-
Total currency options	(0.1)	0.3	-	-	-	(0.4)	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(52.9)	(27.8)	5.6	8.0	4.2	(42.2)	(0.7)

Fair value	As of December 31, 2011, represented
(€ million)	Total	USD	GBP	NOK	HKD	KRW	Other
Forward purchases	(1.1)	(0.5)	0.1	3.0	-	-	(3.7)
Currency receiver swaps	2.0	1.8	0.1	-	-	-	0.1
Total currency swaps and forward purchases	0.9	1.3	0.2	3.0	-	-	(3.6)
Forward sales	(16.7)	(1.5)	(0.1)	-	(0.1)	(24.3)	9.3
Currency payer swaps	(30.9)	(3.8)	(20.5)	-	(8.5)	-	1.9
Total currency swaps and forward sales	(47.6)	(5.3)	(20.6)	-	(8.6)	(24.3)	11.2
Call options	-	-	-	-	-	-	-
Put options	(2.9)	-	-	-	-	(2.9)	-
Total currency options	(2.9)	-	-	-	-	(2.9)	-
TOTAL DERIVATIVES NOT QUALIFYING FOR HEDGE ACCOUNTING	(49.6)	(4.0)	(20.4)	3.0	(8.6)	(27.2)	7.6

29.3 Commodity derivatives

As of December 31, 2013, the fair value of commodity derivatives totals €9.5 million in assets and €51.2 million in liabilities. The €0.9 million decrease in fair value on December 31, 2012 is mainly due to the impact of:

•

A €10.6 million decrease in the fair value of electricity instruments, due to a fall in electricity prices (see Section 29.3.1 below);

•

A €8.8 million increase in the fair value of gas/crude oil/coal transactions, due to the expiry of gas contracts (indexed gas block purchases in France);

•

A €0.9 million increase tied to the set-up of a metal hedge derivative in respect of the thermal desalination plant construction contract in Kuwait.

(€ million)	As of December 31, 2013		As of December 31, 2012, represented		As of December 31, 2011, represented
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	9.5	51.2	7.9	48.7	36.5	51.9
Electricity	7.1	42.5	6.8	31.6	22.2	21.6
Petroleum products (*)	0.1	0.5	0.9	1.5	4.3	3.6
Gas (*)	-	-	-	9.2	0	15.9
CO2	0.3	0.3	0.1	0.1	8.9	4.9
Coal (*)	1.1	7.9	0.1	6.3	1.1	4.6
Other	0.9	-	-	-	-	1.3
(*) Transactions concerning gas, coal or other petroleum products are primarily swaps maturing in 2014.

These derivatives break down by hedge type as follows:

(€ million)	As of December 31, 2013		As of December 31, 2012, represented		As of December 31, 2011, represented
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Commodity derivatives	9.5	51.2	7.9	48.7	36.5	51.9
Fair value hedges	-	-	-	-	-	1.3
Cash flow hedges	2.0	8.1	0.7	16.1	6.0	19.3
Derivatives not qualifying for hedge accounting	7.5	43.1	7.2	32.6	30.5	31.3

Material contract notional amounts (electricity – see Note 1.23) are as follows:

29.3.1

Electricity

(€ million)	Notional contract amount as of December 31, 2013 by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	9,397	990	2,204	6,203
• in € million	523	48	122	353
Electricity sales instruments:
• in Gwh	1,938	1,062	876	0
• in € million	78	44	34	0

Electricity purchase instruments covering the period 2013 to 2025 have a market value of –€35 million (based on valuation assumptions at the year-end) and sales instruments maturing in 2014 have a net market value of -€0.4 million. These transactions are recorded in the Consolidated Statement of Financial Position at fair value based on the quoted price of commodities with similar maturities and using internal models integrating non-observable data in the absence of a liquid market.

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of +€1.5 million and -€1.1 million, respectively.

(€ million)	Notional contract amount as of December 31, 2012, represented, by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	9,535	868	2,239	6,428
• in € million	580	47	135	398
Electricity sales instruments:
• in Gwh	1,178	953	225	-
• in € million	58	47	11	-

(€ million)	Notional contract amount as of December 31, 2011, represented, by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase instruments:
• in Gwh	11,420	774	2,293	8,353
• in € million	734	43	147	544
Electricity sales instruments:
• in Gwh	831	831	-	-
• in € million	58	58	-	-

29.3.2

Greenhouse gas emission rights

In 2011 the market value of CO2 transactions mainly reflected forward purchases and sales designated as cash flow hedges and other transactions not qualifying for hedge accounting relating to contracts swapping greenhouse gas emission rights (EUA) for Carbon Emission certificates.

The majority of these transactions had expired at the end of 2012 and 2013, explaining the immaterial value of CO2 transactions.

Note 30 Employee Benefit obligation

30.1 Share-based compensation

30.1.1

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management.

Outstanding option plans at the end of 2013 were as follows:

	No. 8	No. 7	No. 6
	2010	2007	2006
Grant date	09/28/2010	07/17/2007	03/28/2006
Number of options granted	2,462,800	2,490,400	4,044,900
Number of options not exercised	0(***)	537,950(*)	2,949,147
Plan term	8 years	8 years	8 years
Vesting conditions	4 years’ service plus performance conditions	4 years’ service plus performance conditions	4 years’ service
Vesting method	After 4 years	After 4 years	After 4 years
Strike price (in euros)	22.50	57.05	44.03(**)

(*)

Given the performance criteria, the number of options effectively exercisable was reduced by 1,742,650 in 2008.

(**)

Strike price adjusted to take account of transactions impacting the share capital of the Company. The initial strike price for plan no.6 was €44.75.

(***)

Following failure to achieve performance criteria, validated by the Board of Directors’ meeting of March 14, 2013. In the event of a public offering targeting the Company’s shares, 2,127,400 options would become available for exercise.

2011, 2012 and 2013

The Group did not grant any share options in 2011, 2012 or 2013.

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

As this condition was not satisfied at the 2012 year-end, the Board of Directors’ meeting of March 14, 2013 duly noted that the options cannot be exercised. In the event of a public offering targeting the Company’s shares, 2,127,400 options would become available for exercise.

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

Information on share purchase and subscription options is presented below, with a breakdown of movements in 2009, 2010, 2011, 2012 and 2013 (share option plans excluding free share plans and SAR plans (settled in cash)):

	Number of options	Weighted average strike price (in euros)
As of December 31, 2008	12,488,527	35.53
Granted	-	-
Exercised	(31,011)	25.06
Cancelled	(148,418)	46.05
Expired	(1,382,525)	40.59
As of December 31, 2009	10,926,573	34.78
Granted	2,462,800	22.50
Exercised	(71,113)	29.46
Cancelled	(310,576)	45.43
Expired	(1,895,041)	36.65
As of December 31, 2010	11,112,643	31.48
Granted	-	-
Exercised	(64,197)	22.14
Cancelled	(287,140)	38.30
Expired	(1,480,043)	22.14
As of December 31, 2011	9,281,263	32.82
Granted	-	-
Exercised	-	-
Cancelled	(514,480)	34.08
Expired	(5,185,688)(*)	23.57
As of December 31, 2012	3,581,095	46.02
Granted	-	-
Exercised	-	-
Cancelled	(93,998)	45.51
Expired	-	-
As of December 31, 2013	3,487,097	46.04
(*) Including 2,127,400 due to failure to meet performance conditions.

No options were exercised in 2013.

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2013 are as follows:

Strike price	Number of options outstanding	Weighted average strike price (in euros)	Average residual term (in years)	Number of options vested
40-45	2,949,147	45.27	0.24	2,949,147
55-60	537,950	57.05	1.54	537,950
Total	3,487,097	46.04	0.44	3,487,097

As of December 31, 2013, 3,487,097 options can be exercised.

30.1.2

Employee savings plans

Veolia Environnement has regularly set-up standard and leveraged savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

No savings plans were set up in 2011, 2012 or 2013.

30.2 Pension plans and other post-employment benefits

The following disclosures concern pension plans offered by fully consolidated entities.

30.2.1

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

Supplementary defined contribution plans have been set up in certain subsidiaries. Expenses incurred by the Group under these plans total €60 million for 2013 and €62 million for 2012.

Defined benefit plans

Some Group companies have established defined benefit pension plans and/or offer other post-employment benefits (mainly retirement termination payments).

The tables in Note 30.2 § b present the obligations in respect of defined benefit pension plans (see Note 1.15) and other post-employment benefits.

The measurement of these obligations is reflected by the DBO (Defined Benefit Obligation) or actuarial liability. These future outflow commitments may be partially or fully funded (“plan assets”).

The greatest obligations are located in the United Kingdom and France.

United Kingdom

The defined benefit obligation in the United Kingdom is €677.2 million as of December 31, 2013 (compared with €697.5 million as of December 2012) and is funded by plan assets of €606.6 million at this date (compared with €603.9 million as of December 31, 2012).

The average duration of these plans is approximately 20 years.

In the United Kingdom, defined benefit pension plans are mainly final salary plans. Most of these plans are closed to new employees and the majority are also closed to the acquisition of new rights. These plans are financed by employer and employee contributions paid to an independent pension fund (the Trustee). Local regulations ensure the independence of the pension fund, which has 9 members (including 5 employer representatives, 3 representatives of active and retired employees and 1 independent member).

Plan rules authorize the employer to recover excess funds paid at the end of the plans.

These plans allow retirees to take part of the benefit as a lump-sum and the balance as a pension. In the case of a pension, the related risk is tied to the longevity of beneficiaries.

France

In France, the defined benefit obligation for all plans totaled €487.5 million as of December 31, 2013 (€519.9 million as of December 31, 2012) and is funded by plan assets of €106.3 million at this date (€116.9 million as of December 31, 2012).

Nearly 82% of the obligation relates to retirement indemnities (legally required payments) paid in a lump sum. These indemnities represent a number of months’ salary based on Group seniority and are legally required by the applicable collective-bargaining agreement to be paid on an employee’s retirement. A portion of these obligations is covered by insurance contracts, but this funding is at the discretion of the employer. The average duration of these plans is approximately 11 years.

The risk associated with this type of plan is legislative risk, in terms of potential adjustments to redundancy payments to which retirement indemnities are linked in certain collective bargaining agreements. Furthermore, the renegotiation of collective bargaining agreements could also generate adjustments to indemnities granted.

With respect to executive plans, the Board of Directors meeting of March 14, 2013, having received a favorable opinion from the Works Council and at the recommendation of the Nominations and Compensation Committee, approved the closure of the two supplementary defined benefits collective pension plans for members of the Executive Committee (including the corporate officer) and senior Group executives (excluding the Executive Committee members). The General Shareholders’ Meeting of May 14, 2013 approved the resolution authorizing the amendment of the corporate officer’s pension plan which is considered a regulated agreement. The beneficiaries of these closed pension plans were transferred with effect from July 1 to a pre-existing defined benefits plan for certain categories of executive manager. The closure of these two pension plans had an impact of €40.3 million on operating income for the year ended December 31, 2013.

Multi-employer plans

Under collective agreements, some Group companies participate in multi-employer defined benefit pension plans. However, these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities. They are therefore recorded as defined contribution plans in accordance with IAS 19, revised. The multi-employer plans concern approximately 1,700 employees in 2013 and are mainly located in Germany, where such plans are generally funded by redistribution.

The corresponding expense recorded in the Consolidated Income Statement is equal to annual contributions and totals approximately €5 million in 2013.

The Group also offers post-employment benefits and notably health insurance plans in France and the United States.

30.2.2

Change in the funding status of post-employment benefit obligations and the provision

	As of December 31
	United Kingdom			France			Other countries			TOTAL
(€ million)	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented
(a) Defined benefit obligation at the year end	677.2	697.5	1,009.6	487.5	519.9	463.6	226.3	225.0	193.4	1,391.0	1,442.4	1,666.6
(b) Fair value of plan assets at the year end	606.6	603.9	898.0	106.3	116.9	119.1	74.7	68.4	61.4	787.6	789.2	1,078.5
Funding status = (b) – (a)	(70.6)	(93.6)	(111.6)	(381.2)	(403.0)	(344.5)	(151.6)	(156.6)	(132.0)	(603.4)	(653.2)	(588.1)
Provisions	(87.5)	(112.2)	(121.1)	(381.5)	(403.2)	(345.5)	(151.6)	(156.6)	(132.0)	(620.6)	(672.0)	(598.6)
Prepaid benefits (regimes with a funding surplus)	16.9	18.6	9.5	0.3	0.2	1.0	-	-	-	17.2	18.8	10.5

Provisions for post-employment benefits total €620.6 million, compared with €672.0 million in 2012. In 2013, this amount includes in particular provisions of €128.3 million reclassified in the Consolidated Statement of Financial Position in Liabilities directly associated with assets held for sale, i.e. an amount of €492.3 million recorded in the Consolidated Statement of Financial Position.

30.2.3

Obligations in respect of defined benefit pension plans and other post-employment benefits.

Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented.

The benefit obligation in respect of pension plans and post-employment benefits as of December 31, 2013, 2012 and 2011 is based on the following average assumptions:

	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Discount rate	3.95%	3.78%	4.54%
United Kingdom	4.60%	4.40%	4.70%
Euro zone	3.20%	3.20%	4.70%
Expected rate of salary increase	3.41%	2.97%	3.58%

Change in the Defined Benefit Obligation (DBO)

	As of December 31,
Change in the DBO	United Kingdom			France			Other countries			TOTAL
(€ million)	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented
Defined benefit obligation at beginning of year	697.5	1,009.6	970.9	519.9	463.6	434.4	225.0	193.4	212.7	1,442.4	1,666.6	1,618.0
Current service cost	4.3	8.7	13.3	24.6	22.9	22.4	11.2	10.6	10.0	40.1	42.2	45.7
Plan amendments or new plan (contract win) (*)	2.0	-	0.8	(2.2)	3.7	10.9	1.4	-	(0.9)	1.2	3.7	10.8
Curtailments and liquidations (*)	(23.5)	(2.4)	-	(50.6)	(19.1)	(6.3)	(0.9)	(1.5)	(28.7)	(75.0)	(23.0)	(35.0)
Interest cost	28.3	39.2	48.7	14.6	19.8	19.1	6.9	7.3	7.4	49.8	66.3	75.2
Actuarial gains and losses	2.4	37.7	(24.8)	7.7	50.6	19.0	(2.9)	22.5	3.5	7.2	110.8	(2.3)
o/w actuarial gains and losses arising from experience adjustments	(1.5)	(1.3)	(28.2)	0.6	(0.8)	8.3	0.4	3.7	(0.3)	(0.5)	1.6	(20.2)
o/w actuarial gains and losses arising from changes in demographic assumptions	(4.7)	12.1	11.1	0.9	(3.5)	2.8	3.3	(0.6)	-	(0.5)	8.0	13.9
o/w actuarial gains and losses arising from changes in financial assumptions	8.6	26.9	(7.7)	6.2	54.9	7.9	(6.6)	19.4	3.8	8.2	101.2	4.0
Plan participants’ contributions	0.8	1.7	2.8	-	-	-	0.8	0.9	0.9	1.6	2.6	3.7
Benefits paid	(19.7)	(29.6)	(30.9)	(25.5)	(22.3)	(22.2)	(10.9)	(13.1)	(12.8)	(56.1)	(65.0)	(65.9)
Benefit obligation assumed on acquisition of subsidiaries	-	-	-	-	0.4	0.4	4.1	9.0	-	4.1	9.4	0.4
Benefit obligation transferred on divestiture of subsidiaries (**)	-	(398.5)	-	(0.1)	(1.1)	(15.1)	-	(2.3)	(5.5)	(0.1)	(401.9)	(20.6)
Foreign exchange translation	(14.8)	31.3	29.9	-	-	-	(8.5)	(2.7)	3.7	(23.3)	28.6	33.6
Other	(0.1)	(0.2)	(1.1)	(0.9)	1.4	1.0	0.1	0.9	3.1	(0.9)	2.1	3.0
(a) Defined benefit obligation at end of year	677.2	697.5	1,009.6	487.5	519.9	463.6	226.3	225.0	193.4	1,391.0	1,442.4	1,666.6

(*)

Primarily in 2011, the early termination of the management agreement between the City of Indianapolis and Veolia leading to a reduction in the DBO of €15 million.

In 2013, the decrease includes €40.3 million in respect of the closure of executive plans in France and €23.4 million in respect of a UK pension plan, following the divestiture of regulated Water activities in 2012 and the resulting transfer of the DBO relating to this plan to the buyer.

(**)

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

A 1% increase in the discount rate would decrease the benefit obligation by approximately €186 million and the current service cost of the next year by €5 million. A 1% decrease in the discount rate would increase the benefit obligation by €221 million and the current service cost of the next year by €6 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by approximately €174 million and the current service cost of the next year by €6 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €152 million and the current service cost by €5 million.

30.2.4

Plan assets

Change in plan assets

The following table presents plan assets funding obligations in respect of defined benefit pension plans and other post-employment benefits.

	As of December 31,
Change in plan assets	United Kingdom			France			Other countries			TOTAL
(€ million)	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented	2013	2012 represented	2011 represented
Fair value of plan assets at beginning of year	603.9	898.0	826.1	116.9	119.1	119.2	68.4	61.4	78.0	789.2	1,078.5	1,023.3
Actual return on plan assets	38.0	54.7	45.1	3.3	3.3	4.8	5.6	4.9	(3.0)	46.9	62.9	46.9
o/w interest income	24.8	35.7	42.1	3.7	5.6	5.5	1.5	1.8	2.4	30.0	43.1	50.0
o/w return on plan assets excluding amounts included in the interest income	13.2	19.0	3.0	(0.4)	(2.3)	(0.7)	4.1	3.1	(5.4)	16.9	19.8	(3.1)
Group contributions	13.6	52.2	27.8	0.2	0.3	-	3.2	3.7	4.2	17.0	56.2	32.0
Plan participants’ contributions	0.8	1.7	2.8	-	-	-	0.8	0.9	0.8	1.6	2.6	3.6
Plan assets acquired on acquisition of subsidiaries	-	-	-	-	-	0.2	-	-	-	-	-	0.2
Plan assets transferred on divestiture of subsidiaries (*)	-	(404.2)	-	-	-	(0.2)	-	-	(2.5)	-	(404.2)	(2.7)
Liquidations(**)	(17.4)	-	-	(8.4)	-	-	-	(0.5)	(13.6)	(25.8)	(0.5)	(13.6)
Benefits paid	(19.6)	(29.6)	(30.8)	(5.7)	(5.7)	(5.0)	(1.9)	(2.0)	(4.7)	(27.2)	(37.3)	(40.5)
Administrative expenses paid by the fund	-	-	-	-	-	-	(0.1)	-	-	(0.1)	-	-
Foreign exchange translation	(12.5)	31.1	26.9	-	-	-	(1.7)	-	1.3	(14.2)	31.1	28.2
Other	(0.2)	-	0.1	-	(0.1)	0.1	0.4	-	0.9	0.2	(0.1)	1.1
(b) Fair value of plan assets at end of year	606.6	603.9	898.0	106.3	116.9	119.1	74.7	68.4	61.4	787.6	789.2	1,078.5

(*)

In 2012, plan assets transferred mainly concern the divestiture of regulated Water activities in the United Kingdom in the amount of €404.2 million.

(**)

In 2013, the transfer of the plan assets of a UK pension plan following the loss of a contract led to liquidations of €17.4 million. In France, employer contributions of €6.8 million were repaid following the closure of executive plans.

In the United Kingdom, the investment policy is defined by the pension fund. Funding levels and the contribution payment schedule are negotiated by the employer and the Trustee, based on triennial actuarial valuations. Contributions include both the recovery of the shortfall in relation to past rights and service costs for future years. In 2013, a triennial valuation was performed for one of the eight United Kingdom funds.

United Kingdom pension funds aim at attaining 100% technical coverage of liabilities within 10 years, while maintaining a risk level considered as acceptable by all parties (Trustees and employers). In order to achieve that goal, plan assets are allocated within two portfolios:

•

A Liability Driven Investment portfolio (where flows best match liabilities and the value of which fluctuates in line with the liability value). This portfolio mainly includes inflation-linked bonds issued or guaranteed by the UK government and derivatives with leading banking counterparties (rated A or higher), with which collateralization contracts have been signed in order to minimize counterparty risk.

•

A portfolio of growth assets invested in a diverse range of asset classes (equities, bonds, diversified funds, etc.) and seeking to outperform the liabilities. For most of these asset classes, the investment isimplemented through passive management funds with the objective of replicating a given index (the various FTSE indexes for the different global regions in the case of shares, etc.). Over the last few years, an asset class diversification policy has reached a considerable reduction in the risk exposure of this growth portfolio, while maintaining expected return at a level allowing the deficit reduction objective to be achieved.

Along the year, a hedging policy for some financial risks (such as foreign exchange, inflation and interest rate) has been implemented, in order to reduce the fund’s exposure to these risks and therefore reduce the risk of increased contributions. These hedges were done through derivatives (FX forwards, total return swaps on gilts, interest rate swaps, etc.).

In France, the Group’s assets are placed primarily with insurance companies and invested in the general insurance fund. The French General Insurance Code (Code général des assurances) requires insurance companies to provide a minimum rate of return on these funds, calculated primarily based on the rate offered by government bonds.

For the Group as a whole, the actual return on plan assets in 2013, 2012, and 2011 was 5.9%, 6.7% and 4.5% respectively and reflects market performance based on the asset investment profile.

The Group plans to make contributions of €18.3 million to defined benefit plans in 2013.

On average, Group pension plan assets were invested as follows as of December 31, 2013, 2012 and 2011:

	2013	2012 represented	2011 represented
Unquoted assets	23.8%	23.0%	19.6%
Liquid unquoted assets - Investment funds (general insurance fund)	13.9%	14.8%	11.0%
Non-liquid unquoted assets - Investment funds (*)	9.6%	7.9%	8.4%
Non-liquid unquoted assets - Other	0.3%	0.3%	0.2%
Quoted assets (liquid)	75.6%	76.4%	79.9%
Government bonds (**)	22.5%	22.1%	24.1%
Corporate bonds	3.6%	3.1%	2.2%
Shares	9.7%	9.7%	5.6%
Investment funds	39.2%	41.5%	48.0%
Liquid quoted assets – Other	0.6%	-	-
Liquid assets	0.6%	0.6%	0.5%
TOTAL	100.0%	100.0%	100.0%

(*)

The line “Non-liquid unquoted assets - Investment funds” consists of funds without guaranteed monthly liquidity (e.g. real estate funds, infrastructure funds).

(**)

The portion of government bonds from high-risk countries is not material.

Change in right to reimbursement

Right to reimbursement is recorded in assets as of December 31, 2013 at a value of €4.9 million, compared with €5.6 million as of December 31, 2012. Right to reimbursement concerns the portion of employee rights to post-employment benefits corresponding to periods during which the employee was employed by a previous employer or where the operating contract stipulates that employee entitlement to post-employment benefits is assumed by a third party.

30.2.5

Impact on Comprehensive Income

The net benefit cost breaks down as follows:

	As of December 31
	United Kingdom			France			Other countries			TOTAL
	represented			represented			represented			represented
(€ million)	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Service cost	0.3	6.3	13.3	(24.0)	7.6	27.0	11.5	10.4	(5.1)	(12.2)	24.3	35.2
o/w Current service cost	4.3	8.7	13.3	24.6	22.9	22.4	11.2	10.6	10.0	40.1	42.2	45.7
o/w Past service cost	(4.0)	(2.4)	-	(48.6)	(15.3)	4.6	0.3	(0.2)	(15.1)	(52.3)	(17.9)	(10.5)
Net interest expense	3.5	3.5	6.6	10.9	14.2	13.6	5.4	5.5	5.0	19.8	23.2	25.2
o/w Interest cost	28.3	39.2	48.7	14.6	19.8	19.1	6.9	7.3	7.4	49.8	66.3	75.2
o/w Interest income on plan assets	(24.8)	(35.7)	(42.1)	(3.7)	(5.6)	(5.5)	(1.5)	(1.8)	(2.4)	(30.0)	(43.1)	(50.0)
Interest income on right to reimbursement	-	-	-	(0.2)	(0.2)	(0.3)	-	-	-	(0.2)	(0.2)	(0.3)
Administrative expenses paid by the fund	-	-	-	-	-	-	(0.1)	-	-	(0.1)	-	-
Other	(0.1)	-	-	0.1	-	-	0.8	0.6	1.9	0.8	0.6	1.9
Net benefit cost recognized in the Consolidated Income Statement	3.7	9.8	19.9	(13.2)	21.6	40.3	17.6	16.5	1.8	8.1	47.9	62.0
Return on plan assets excluding amounts included in interest income	(13.2)	(19.0)	(3.0)	0.4	2.3	0.7	(4.1)	(3.1)	5.4	(16.9)	(19.8)	3.1
Actuarial gains (losses) arising from experience adjustments	(1.5)	(1.3)	(28.2)	0.6	(0.8)	8.3	0.4	3.7	(0.3)	(0.5)	1.6	(20.2)
Actuarial gains and losses arising from changes in demographic assumptions	(4.7)	12.1	11.1	0.9	(3.5)	2.8	3.3	(0.6)	-	(0.5)	8.0	13.9
Actuarial gains and losses arising from changes in financial assumptions	8.6	26.9	(7.7)	6.2	54.9	7.9	(6.6)	19.4	3.8	8.2	101.2	4.0
Net benefit cost recognized in other comprehensive income	(10.8)	18.7	(27.8)	8.1	52.9	19.7	(7.0)	19.4	8.9	(9.7)	91.0	0.8
Total net benefit cost	(7.1)	28.5	(7.9)	(5.1)	74.5	60.0	10.6	35.9	10.7	(1.6)	138.9	62.8

The costs expensed in the Consolidated Income Statement are recorded in operating income, except for the interest cost, recorded in net finance costs and net benefit costs in the income statement of discontinued operations, recorded in net income (loss) from discontinued operations (€0.5 million in 2013).

Note 31 Construction contracts

As described in Note 1.22. Veolia Group recognizes its construction contracts under the percentage of completion method. At each period end, a contract statement compares the amount of costs incurred, plus profits (including any provisions for losses to completion) with intermediary billings: “Construction contracts in progress / Assets” therefore represents contracts for which the costs incurred and profits recognized exceed amounts billed.

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Construction contracts in progress / Assets (A)	537.7	798.5	596.6
Construction contracts in progress / Liabilities (B)	233.6	248.0	294.1
Construction contracts in progress, net (A) – (B)	303.7	550.5	302.5
Costs incurred plus income and losses recognized to date (C)	3,942.3	4,279.3	5,454.4
Amounts billed (D)	(3,638.6)	3,728.8	5,151.9
Construction contracts in progress, net (C) – (D)	303.7	550.5	302.5
Customer advances	71.3	45.6	73.0

Note 32 Operating leases

The Group enters into operating leases (mainly for transportation equipment and buildings).

Future minimum lease payments under operating leases amount to €1,396.3 million as of December 31, 2013, compared with €1,579.4 million as of December 31, 2012 and €1,693.0 million as of December 31, 2011.

The €183.1 million decrease in 2013 mainly concerns the Environmental Services Division (-€161.6 million) and primarily the sale of Veolia ES Special Services Inc’s offshore activities for -€84.4 million.

As of December 31, 2013, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2014	380.6
2015 & 2016	426.7
2017 & 2018	230.5
2019 and thereafter	358.5
TOTAL FUTURE MINIMUM LEASE PAYMENTS	1,396.3

32.1 Lease payments for the period

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Minimum lease payments expensed in the year	477.0	488.9	457.3
Contingent rent expensed in the year	4.7	24.2	18.6
TOTAL LEASE PAYMENTS FOR THE YEAR	481.7	513.1	475.9

Sub-lease revenue is not material.

32.2 Assets leased under operating leases

The value of assets concerned by operating leases within the Group is not material.

Note 33 Tax audits

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

The tax authorities have also carried out various tax audits in respect of both consolidated tax groups and individual entities. To date, none of these reviews have led to liabilities to the tax authorities materially in excess of amounts estimated during the review of tax risks.

In estimating the risk as of December 31, 2013, the Group took account of the expenses that could arise as a consequence of these audits, based on a technical analysis of the positions defended by the Group before the tax authorities. The Group periodically reviews the risk estimate in view of developments in the audits and legal proceedings.

In Italy, in the Energy Services Division, Siram received revised tax assessments in respect of fiscal years 2004 and 2005. Litigation proceedings are ongoing with respect to these tax assessments. The liabilities arising from this tax litigation have been anticipated and provided for in accordance with IAS 37.

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

Since 2010, the Group continues to discuss these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of December 31, 2013, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for USD 4.5 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes. Based on information available to the Company at the year-end, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and has recorded a deferred tax asset relating to these tax losses.

In the context of this audit, the IRS issued several summonses in reply to which VENAO submitted a number of documents. On January 5, 2013, considering the response to the summonses inadequate, the US Department of Justice brought an action against VENAO before the US District Court of the State of Delaware for enforcement of the summonses. The Court of Delaware has not yet handed down its judgment.

Furthermore, the audit launched in 2011 in respect of fiscal years 2007 and 2008 for all of the Group’s U.S. entities is still ongoing. No major risks have been identified to date.

Note 34 Off-balance sheet commitments and collateral

34.1 Commitments relating to the Group and its subsidiaries

34.1.1

Commitments given

Off-balance sheet commitments given break down as follows:

(€ million)	As of December 31, 2011, represented	As of December 31, 2012, represented	As of December 31, 2013	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	8,408.6	8,272.5	9,290.3	4,932.1	2,303.1	2,055.1
Operational guarantees including performance bonds	8,340.5	8,235.1	9,242.9	4,907.5	2,290.5	2,044.9
Purchase commitments	68.1	37.4	47.4	24.6	12.6	10.2
Commitments relating to the consolidation scope	949.6	877.5	1,322.1	317.6	375.7	628.8
Vendor warranties	703.1	855.7	1,299.8	309.1	363.9	626.8
Purchase commitments	0.7	10.0	7.6	5.1	1.4	1.1
Sale commitments	2.1	1.4	0.3	0.3	-	-
Other commitments relating to the consolidation scope	243.7	10.4	14.4	3.1	10.4	0.9
Financing commitments	412.7	794.0	813.4	363.9	200.1	249.4
Letters of credit	230.5	325.2	451.9	277.5	170.4	4.0
Debt guarantees	182.2	468.8	361.5	86.4	29.7	245.4
TOTAL COMMITMENTS GIVEN	9,770.9	9,944.0	11,425.8	5,613.6	2,878.9	2,933.3

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

34.1.1.1

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

Therefore, the amount of our commitment for the rehabilitation and supervision of waste storage facilities is in general different from the amount of the provision recorded in the Group accounts (see Note 1.13 and Note 17).

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

•

Commitments related to engineering and construction activities:

Total commitments given in respect of construction activities in the Water Division (Veolia Water Solutions & Technologies) amount to €3,715.8 million as of December 31, 2013, compared with €3,431.5 million as of December 31, 2012 and €3,236.9 million as of December 31, 2011.

Total commitments received (see below) in respect of these same activities amount to €521.7 million as of December 31, 2013, compared with €594.7 million as of December 31, 2012 and €651.8 million as of December 31, 2011.

Commitments given and received in respect of the three main contracts account for approximately 43.5% of total commitments.

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

An analysis of the accounting treatment of these commitments is presented in Notes 1.20, 1.13 and 17.

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

•

Firm commodity purchase commitments:

As part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to set-up derivatives to fix the cost of commodity supplies where the contracts do not offer appropriate protection (see Note 29.3) or contract forward purchases or sales of commodities.

Firm commodity purchase commitments mainly concern:

•

Gas in the Energy Services Division (mainly in France) and in the Water Division (commitments mature in less than 5 years);

•

Electricity in the Water Division (purchase commitments mature in less than 3 years due to poor liquidity in the electricity market). With regard to both gas and electricity, the number of contracts signed enables the Group to significantly reduce political and counterparty risk;

•

Biomass in the Energy Services Division in France.

In parallel, firm electricity sales contracts are entered into to secure selling prices over a period of less than 3 years. These commitments concern production activities exposed to the electricity wholesale market and primarily:

•

The Environmental Services Division in the United Kingdom (electricity produced by waste incineration);

•

The Water Division in Germany.

34.1.1.2

Commitments given relating to the consolidation scope

Vendor warranties: these mainly include:

•

Warranties given in connection with the divestiture of the investment in Berlin Water in the amount of €484.0 million;

•

Warranties linked to the sale in 2004 of Water activities in the United States in the amount of €257.5 million;

•

Warranties given to Caisse des dépôts et consignations concerning Veolia Transport in connection with the March 3, 2011 combination of Veolia Transport and Transdev Group, estimated at approximately €201.3 million;

•

Warranties given in connection with the divestiture of regulated Water activities in the United Kingdom in the amount of €115.5 million. In addition Veolia Environnement gave the buyer a 4-year vendor warranty covering tax risks up to the amount of the purchase consideration;

•

Warranties given in connection with the divestiture of solid waste activities in the amount of €68.9 million;

•

Warranties given in connection with the divestiture of American and European wind energy activities in the amount of €67.7 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2013, these commitments total €7.9 million.

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

Agreements with Caisse des dépôts et consignations: Veolia Environnement granted Caisse des dépôts et consignations a call option covering all its Transdev Group shares exercisable in the event of a change in control of Veolia Environnement.

34.1.1.3

Financing commitments

Debt guarantees: these relate to guarantees given to financial institutions in connection with the borrowings of non-consolidated companies, equity associates, or the non-consolidated portion of borrowings of proportionately consolidated companies when the commitment covers the entire amount.

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

Commitments given break down by Division as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Water	8,244.7	7,177.4	7,209.0
Environmental Services	515.9	572.4	619.3
Energy Services	462.3	419.8	310.4
Other	2,202.9	1,774.4	1,632.2
TOTAL	11,425.8	9,944.0	9,770.9

In addition to vendor warranties given on the divestiture of Berlin Water, the €1,067.3 million increase in Water Division commitments concerns operating guarantees given on new contracts in the amount of €632.3 million.

Commitments on lease contracts entered into by the Group are analyzed in Notes 18 and 32.

34.1.1.4

Collateral guaranteeing borrowings

As of December 31, 2013, the Group has given €188 million of collateral guarantees in support of borrowings including €109.5 million in support of borrowings of its joint ventures.

The breakdown by type of asset is as follows (€ million):

Type of pledge / mortgage (€ million)	Amount pledged (a)	Total Statement of Financial Position amount (b)	Corresponding % (a)/(b)
Intangible assets	-	719	0.0%
Property, plant and equipment	23	4,160	0.6%
Financial assets (*)	139
TOTAL NON-CURRENT ASSETS	162
Current assets	26	17,138	0.2%
TOTAL ASSETS	188
(*) As a majority of financial assets pledged as collateral are shares of consolidated subsidiaries and other financial assets, the ratio is not significant.

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2011, represented	As of December 31, 2012, represented	As of December 31, 2013	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	-	-	-	-	-	-
Property, plant and equipment	27	21	23	-	2	21
Mortgage pledge	17	11	10	-	1	9
Other PP&E pledge (1)	10	10	13	-	1	12
Financial assets (2)	149	262	139	18	54	67
Current assets	30	24	26	26	-	-
Pledges on receivables	29	23	25	25	-	-
Pledges on inventories	1	1	1	1	-	-
TOTAL	206	307	188	44	56	88

(1)

Mainly equipment and traveling systems.

(2)

Including non-consolidated investments of €128.3 million and other financial assets (primarily operating financial assets) of €10.8 million as of December 31, 2013.

34.1.2

Commitments received

Off-balance sheet commitments received break down as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Guarantees received	1,456.4	1,584.5	1,495.7
Operational guarantees	902.9	941.3	944.2
Guarantees relating to the consolidation scope	219.9	160.2	244.2
Financing guarantees	333.6	483.0	307.3

Commitments mainly consist of commitments received from our partners in respect of construction contracts.

The change in 2013 was mainly due to:

•

An increase in operational guarantees (+€38 million);

•

A decrease in undrawn credit facilities granted (-€107million);

•

The pledge received on Marine Shipco securities guaranteeing the vendor loan in the context of the divestiture of Marine Services (+€23.3 million);

•

Guarantees relating to Ridgeline and its subsidiaries negotiated between Veolia Environnement and Atlantic Power in respect of the divestiture on December 31, 2012 (+€16 million);

•

Guarantees relating to Proactiva Medio Ambiente negotiated between Veolia Environnement and Fomento de Construcciones y Contratas (FCC) in respect of the purchase of FCC’s 50% stake in Proactiva Medio Ambiente on November 28, 2013 (+€22.5 million);

•

Extinguishment of guarantees received from FCC following the purchase of 50% of the Proactiva Medio Ambiente sub-group (-€21 million);

•

Changes in consolidation scope (-€73.6 million);

•

Foreign exchange translation adjustments (-€37.8 million).

Commitments primarily include the portion of vendor warranties concerning Transdev Group given by Caisse des dépôts et consignations and still in effect, estimated at approximately €115 million.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loan facilities in the amount of €4.3 billion (see Note 28.4.2).

34.2 Commitments relating to joint ventures

Group commitments given in respect of joint ventures (100%) are as follows:

(€ million)	As of December 31, 2013	As of December 31, 2012, represented	As of December 31, 2011, represented
Commitments relating to operating activities	571.5	574.7	703.0
Commitments relating to the consolidation scope	-	-	124.0
Financing commitments	471.2	387.0	263.0
Total commitments given	1,042.7	961.7	1,090.0

Commitments relating to operating activities as of December 31, 2013 mainly concern the Water Division in the amount of €566.7 million and in particular the Al Wathba VB Waste Water Co joint venture for €341.5 million.

Financing commitments as of December 31, 2013 mainly concern Veolia Environnement SA in the amount of €374.3 million which includes lines of credit to Transdev Group for €266.6 million, of which €180 million due: December 2014, and €107.8 million of debt guarantees in respect of Dalkia China subsidiaries, and the Energy Services Division in the amount of €79.4 million.

Commitments relating to the consolidation scope as of December 31, 2011 concern the Redal and Amendis joint ventures, fully consolidated from fiscal year 2012.

Note 35 Contingent assets and liabilities

In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or, as the case may be, an additional provision, or to recognize deferred income in respect of the following legal or arbitration proceedings as of December 31, 2013, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Water - Berliner Wasserbetriebe A.ö.R

The transfer to the Land of Berlin of Veolia Wasser GmbH’s entire interest in RWE-Veolia Berlinwasser Beteiligungs GmbH (“RVB”) took place on December 2, 2013.

Subsequent to the administrative investigation by the German Federal Cartels Office (“the FCO”) initiated in March 2010 against Berliner Wasserbetriebe A.ö.R (“BWB”) and the FCO’s decision of June 4, 2012 enjoining BWB to decrease its average annual proceeds, BWB introduced on June 12, 2012, judicial proceedings on the merits against this decision before the Düsseldorf Court of appeals. The proceedings are pending and BWB is defending its position. In this context, Veolia Wasser GmbH was admitted to the proceedings as a third party and will maintain this position until the procedure is completed. This status has no legal consequences for the Group.

Concerning the procedure pending before the arbitration court initiated in April 2009 by RVB against the Land of Berlin for approval of its method of recalculation reflecting depreciation on a replacement cost basis in tariffs charged to users (“Wiederbeschaffungszeitwerte” ou “WBZW”), it is now up to RVB (now 100% owned by the Land) to make the decision of withdrawing from the proceedings and from its action. The Group is no longer affected as a consequence of this procedure.

Environmental Services – Italy

As a result of the severe economic imbalances in the concession contracts of its two principal subsidiaries, Termo Energia Calabria (“TEC”) and Termo Energia Versilia (“TEV”), and as result of chronic late payments by the concession authorities vis-à-vis those, the group of companies Veolia Servizi Ambientali Tecnitalia S.p.A (“VSAT”), which specializes in waste incineration in Italy, filed a request for an amicable settlement procedure, called concordato preventivo di gruppo (“CPG”). One of the advantages of the CPG is that it allows the procedures to be joined before a single judge, the same court appointed administrator(s) and uses a single mass of debts and receivables for all concerned entities. Concomitantly, on January 31, 2012 and on May 15, 2012, TEC and TEV terminated their respective concession contracts and returned the equipment respectively on November 23, 2012 and June 29, 2012.

Following the adoption of amendments of the relevant legal framework of concordato preventivo in summer 2012, a new CPG was filed on September 17, 2012 with La Spezia Civil Court and admitted on December 5, 2012. The creditors’ vote was set for February 11, 2013, plus 20 days for postal vote, i.e. until March 4, 2013. On March 20, 2013, La Spezia Civil Court acknowledged that the majority of creditors, in number and in value, had voted in favor of the CPG. A hearing to discuss objections was held on May 20, 2013. On July 17, 2013, the Court overruled these objections, thereby closing the procedure in favor of the CPG. Several creditors appealed this ruling before the Genoa Court. On January 9, 2014, the Genoa Court reversed the decision. VSAT has already filed a request for ordinary revocation before the Genoa Court of appeal, based on the existence of a manifest material mistake; a first audience has been scheduled on April 8, 2014.

Simultaneously, VSAT has filed a claim before the Supreme Court on March 4, 2014. As this appeal has a suspensive effect, the CPG remains approved until the Supreme Court renders its decision.

Moreover, a hearing before La Spezia Civil Court on February 18, 2014 was held. The case has been adjourned for deliberation but a date has not been set for the decision to be rendered.

The events occurred since the beginning of 2014 do not jeopardize the accounting impacts registered in the consolidated accounts as at December 31, 2013.

Other segments – Société Nationale Maritime Corse Méditerranée (« SNCM »)

Corsica Ferries has brought a number of legal proceedings against Société Nationale Maritime Corse Méditerranée (“SNCM”), a subsidiary of Transdev Ile de France.

Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals quashed the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. As a result, on February 24, 2012, the concession authority filed a motion with the Bastia administrative court for termination of the public service delegation agreement, but subsequently withdrew this motion on January 14, 2013. On January 5, 2012, SNCM appealed the November 7, 2011 order to the French Administrative Supreme Court. On July 13, 2012, the French Administrative Supreme Court quashed the November 7, 2011 decision of the Marseille administrative court of appeals and remanded the matter back to that court. A procedural hearing took place on September 24, 2012. An order for the termination of the proceedings or notice of hearing from the Marseille administrative court of appeal is on hold.

The acquisition by Veolia Transport (now Transdev Ile de France) of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”)in 2006 was notably conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. On January 13, 2012, in the absence of an appeal by the concession authority, Veolia Transport notified CGMF of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. On May 11, 2012, Veolia Transport brought a legal action before the Paris commercial court against CGMF. The next hearing was scheduled for September 23, 2013 and was postponed to February 10, 2014. During this hearing, the proceedings were suspended and are now pending.

Moreover, the new public service delegation agreement, allocated to SNCM/CMN for a ten-year term from January 1, 2014, was signed on September 24, 2013. Corsica Ferries brought, on November 15, 2013, an action before the Bastia administrative court for annulment of the new public service delegation agreement and the European Commission is examining the validity thereof.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in specific circumstances, with European Commission prior authorization. On September 11, 2012, the General Court of the European Union partially annulled the European Commission decision of July 8, 2008. As a result, the reconsideration of the measures provided (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) was remanded to the European Commission, which has opened a new investigation of the matter. On November 22, 2012, SNCM and the French Republic each appealed this judgment. On January 15, 2014, the Advocate General contended that the appeal should be dismissed. The decision of the Court of Justice of the European Union is due in a few months. Shortly before, on November 20, 2013, the European Commission rendered a new decision qualifying the measures adopted by the State in the context of the restructuring and privatization of SNCM as illegal state aid incompatible with the common market. Consequently, it ordered that SNCM return this illegal state aid (in an amount assessed qby the Commission at approximately €220 million, excluding interest) to the French authorities. The French Authorities filed an appeal against this decision before the General Court of the European Union. As the decision has not been published yet, the time limitation vis-à-vis interested third-parties such as SNCM has not started yet.

On June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica, in the context of the public service delegation for the 2007-2013 period, were in line with the European Union state aid rules. In a decision dated May 2, 2013, the Commission found the subsidies received for the “basic service” to be compatible with state aid rules but ordered France to recover certain aids received by SNCM for the “additional service”. According to the Commission, these aids could amount to approximately €220 million, excluding interest. On July 12, 2013, the French state filed, respectively with the General Court of the European Union and with its president, a motion to dismiss the decision of the Commission and a motion for stay of its execution. On August 14, 2013, the Company was informed that the territorial collectivity of Corsica suspended the payment of the additional service to SNCM. On August 26, 2013, the Company also filed an application for annulment of the decision of the European Commission of May 2, 2013. On August 29, 2013, the motion for a stay of execution filed by the French Republic was rejected on the ground of lack of urgency and on January 21, 2014, the State’s appeal against the order of August 29, was rejected by the Court of Justice of the European Union. It should be noted that, should the French authorities issue a revenue order intended to enforce the decision of May 2, SNCM would then have the option of filing a motion having a suspensive effect before the domestic court. SNCM also has the option of seeking a temporary suspension injunction in summary proceedings before the General Court of the European Union. On November 20, 2013, the Commission announced its decision to file an action for failure to fulfill obligations against France, having acknowledged that the French State had not recovered the disputed amounts within the legal time limitations. To date however, it still has not referred the matter to the Court of Justice.

SNCM recently filed several actions against the Office des Transports de Corse (“OTC”). On October 27, 2013, it filed an action on the merits before the Bastia administrative court against the implicit rejection decision resulting from OTC’s silence on SNCM’s claim relating to the compensation of the financial consequences of the strikes in the 1st quarter 2011, seeking the payment of a €16.6 million indemnity and the annulment of the penalties applied by OTC in an amount of €7.4 million with regard to the disturbances observed. On November 27, 2013, SNCM filed an action on the merits before the Bastia administrative court against the implicit rejection decision resulting from OTC’s silence on SNCM’s claim of November 12, 2013 relating to the compensation for the additional cost of fuels for 2011 and 2012, for an indemnification amount of €22.7 million. Finally, on December 10, 2013, SNCM requested an interim payment order from the Bastia administrative court for purposes of indemnification of the delays in the payment of the flat rate contribution for the additional service in an amount of €18.1 million excluding tax.

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

Recently, on December 18, 2013, the board of directors of Transdev Group authorized, in the context of the conciliation opened on October 11, 2013 by the Presiding Judge of the Marseille Commercial court, the opening of a €13 million credit facility to SNCM, to allow it to face its short-term liquidity requirements. This amount, in addition to the €17 million advanced to SNCM on October 29, 2013, is part of the conditional commitment made on June 14, by the President of Transdev Group to pay €30 million to SNCM before the end of 2013. As indicated in Transdev press release dated the same day, the Directors and particularly the representatives of the shareholders Veolia Environnement and Caisse des dépôts et consignations have unanimously declared that no further financial support will be brought to SNCM.

On December 31, the French Prime Minister promised a €30 million financial contribution to SNCM and asked for an adaptation of the long-term plan (“PLT”). Trade unions rejected this approach and led a 9-day strike from January 1, that blocked SNCM’s activity. The strike came to an end thanks to the State’s acceptance to set up a Caisse des Dépôts et Consignation / Banque Publique d’Investissement working group in charge of studying, before April 15, 2014, financing solutions for the 4 new ships planned in the PLT in expectation of an order before June 30, as well as to the promise of the adoption of a decree imposing the application of French Labour law to cabotage activities in French waters. On January 23, 2014, the State became a direct shareholder of SNCM. On the day after, the State granted SNCM a €10 million shareholder’s advance reimbursable at the end of 2014.

The State thus participates directly in the financing of SNCM and in the definition of its industrial strategy. During the meeting of the Supervisory Board of SNCM on January 22, 2014, Transdev’s representatives expressed that they no longer believed in SNCM’s long-term plan, notably due to the numerous legal uncertainties and to certain commercial and financial assumptions deemed excessively optimistic.

Veolia Environnement’s financial statements were approved based on the reasonable assumption that Veolia Environnement will cease all financing and that any solution of discontinuity will be carried out under appropriate insolvency proceedings.

In this context, the Group used the accounting treatment as described in note 3.3 above.

Other segments – State aids on airports

The European Commission is currently conducting several investigations on potential State aid within the meaning of article 107 of the TFEU in the air transport sector. On April 4, April 25 and May 30, 2012, the European Commission opened several investigations into certain subsidies received by customer airlines and successive operators of the Carcassone, Nîmes and Beauvais airports, including companies partly or wholly owned by Transdev Group. Following the announcement of these investigative proceedings in the Official Journal of the European Union, the relevant subsidiaries of Transdev Group submitted their comments to the European Commission as third party interveners.

At this point, the Company is not able to assess the consequences of these proceedings on the Company’s financial position or results of operations.

Note 36 Greenhouse gas emission rights

The process governing the grant and valuation of these rights is presented in Note 1.24, Greenhouse gas emission rights.

The position in 2013 is as follows:

Volume (in thousands of metric tons)	As of January 1, 2013	Changes in consolidation scope	Granted	Purchased / sold /cancelled	Used in	As of December 31, 2013
Total	724(*)	0	+1,267	+548	(1,953)	586
(*) Opening balance as of January 1, 2013 represented, excluding Dalkia International, following application of the new consolidation standards.

January 1, 2013 was marked by the launch of Phase III of the Emissions Trading Scheme (ETS) covering the period 2013-2020. Accordingly, the portion of allowances granted free of charges decreased substantially in 2013 and will subsequently reduce progressively each year.

Total allowances granted free of charge were set by the European Commission on September 5, 2013 (Decision 2013/448/EU). Free allocations in respect of phase III (2013/2020) are estimated at €29 million. Future allocations were measured using the spot price as of December 31, 2013.

Note 37 Related party transactions

37.1 “Related party” concept

The Group identifies related parties in accordance with the provisions of paragraph 9 of IAS 24 revised,Related Party Disclosures.

37.2 Compensation and related benefits of key management personnel

Group Executive Committee members and directors represent the key management personnel of the Group.

The following table summarizes amounts paid by the Group in respect of compensation and other benefits granted to members of the Company Executive Committee.

Short-term benefits include fixed and variable compensation, employee benefits and directors’ fees. Variable compensation comprises amounts paid in fiscal year Y in respect of respect of fiscal year Y-1. The increase in “short-term benefits excluding employer contributions” between December 31, 2012 and December 31, 2013 is mainly due to the new composition of the Group Executive Committee, including 11 members as of December 31, 2013, compared to 9 members as of December 31, 2012.

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Short-term benefits, excluding employer contributions	6.2	4.7	6.9
Employer contributions	1.9	1.7	2.4
Post-employment benefits (a)	0.8	1.5	1.4
Other long-term benefits (b)	-	-	-
Share-based payments	-	-	0.1
Others	1.0	-	-
TOTAL	9.9	7.9	10.8
(a) Current service cost. (b) Other compensation vested but payable in the long-term.

As of December 31, 2013, total pension obligations in respect of members of the Executive Committee amount to €3.0 million, compared with €31.1 million as of December 31, 2012. Movements between 2012 and 2013 are primarily due to the closure of the two supplementary defined benefits collective pension plans (see note 30.2).

With the exception of the Chairman, the members of the Board of Directors receive no compensation other than directors’ fees from the Company and, if applicable, from controlled companies. The total gross amount of directors’ fees (before withholding tax) paid by the Company and controlled companies to directors and the censor was €729,899 in 2013 (excluding the Chairman), €734,150 in 2012 (excluding the Chairman) and €870,661 in 2011 (excluding the Chairman and the Chief Executive Officer).

Chapter 15 of the Registration Document contains detailed disclosures on the various compensation and benefits paid to key management personnel of the Group.

37.3 Transactions with other related parties

37.3.1

Relations with joint ventures and equity associates

In 2013, the Group granted loans totaling €2,725.0 million to joint ventures, including €1,944.4 million to Dalkia International and its subsidiaries and €622.0 million to Transdev Group, accounted for using the equity method. These loans are recorded in assets in the Group Consolidated Statement of Financial Position (see Note 12, other non-current and current financial assets).

In addition, given the Group’s businesses, operating flows between companies are generally limited to companies operating in the same country. As such, the level of operating transactions between the Group and equity-accounted companies is not material.

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

37.3.2

Transactions with other related parties

Caisse des dépôts et consignations (9.08% shareholding as of December 31, 2013)

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

This combination was effectively completed on March 3, 2011. From this date and in accordance with IAS/IFRS, Veolia Environnement through its reduced 50% stake exercises joint control together with Caisse des dépôts et consignations over Veolia Transdev.

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

•

On October 22, 2012, Veolia Environnement (VE) and Caisse des dépôts et consignations (CDC) signed a new agreement for negotiation under which Caisse des dépôts et consignations and Veolia Environnement would subscribe to a €800 million share capital increase by conversion of existing shareholder loans. Following this transaction, the Caisse des dépôts et consignations would hold 60% of the share capital of Veolia Transdev and would take exclusive control of that company. Veolia Environnement would retain a 40% shareholding. The agreement also provides for asset disposals by Veolia Transdev and refinancing to repay the Veolia Environnement shareholder loan. Concomitantly to the signature of this agreement, Veolia Environnement and Caisse des Dépôts et Consignations agreed to negotiate in good faith a decrease in Veolia Environnement’s stake in Veolia Transdev to 20%, through the purchase by Caisse des dépôts et consignations of Veolia Transdev shares held by Veolia Environnement within a period of two years from the completion of the above transaction. This agreement specified that the sale of SNCM to VE was a condition precedent to the refinancing and takeover of Transdev Group by CDC;

As the transactions set out in the agreements of March and October 2012 could not be performed before expiry of these agreements, VE, CDC and Transdev signed a new agreement on July 9, 2013 extending the deadline for completing these transactions to October 31, 2013. The sale of SNCM to VE could not be completed before this date and accordingly the agreement was rendered null and void. Discussions nonetheless continue and the parties signed an agreement on December 16, 2013 extending the term of their respective loans and performing a concomitant share capital increase.

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

EDF Group is no longer a shareholder of Veolia Environnement as of December 2013. There are under certain conditions cross-call options between Veolia Environnement and EDF covering all subsidiary shares held by each party and exercisable in the event of the takeover of either party (see Note 34, Off-balance sheet commitments).

Relations with BNP Paribas, Groupama, ENI and Saint-Gobain

These Groups and Veolia Environnement have common directors.

Any business relations, including financing and advisory relations, between these groups and Veolia are at normal market conditions.

Relations with Soficot

Soficot is a company providing services to Veolia Environnement and the Group. The company’s Chairman is Serge Michel who sits on the Board of Directors of Veolia Environnement. The services provided by Soficot to Veolia Environnement in 2013 are described in the Special Auditors’ Report on Regulated Agreements.

In addition, in 2013 Soficot provided services and assistance to Veolia Eau-compagnie générale des eaux (VE-CGE) for the Eau France zone. These services involved: (1) producing a diagnostic of the situation of Veolia Eau France and drawing up a transformation and turnaround plan for that business, (2) restructuring and optimizing all its information systems and (3) providing systems management and online document management services, in particular for the company’s contracts.

Soficot was paid €1,389,000 for those services in 2013.

Lastly, in 2010, Dalkia International used the services of Soficot to help it overcome its operational problems in Italy and more generally in its southern zone.

The amount invoiced under that agreement in 2013 was €1,278,543.

With the turnaround of Siram largely under way, a new, reduced agreement was signed to replace the original 2010 contract, which was terminated in July 2013. Starting from that date, and in order to ensure the continuity of the recovery efforts in place since 2010, Dalkia International entrusted Soficot with the task of providing assistance and support to the new senior management team of SIRAM by making available a part-time manager to perform the functions of non-executive Chairman of the Board of Directors of that company. The amount invoiced under this new contract in 2013 was €147,230.

Note 38 Consolidated employees

Consolidated employees (*) break down as follows:

By Division	2013 (**)	2012 (**)	2011 (**)
Water	66,896	66,236	66,559
Environmental Services	55,606	63,122	65,755
Energy Services	15,265	16,477	17,376
Other	4,662	3,445	3,074
CONSOLIDATED EMPLOYEES (*)	142,429	149,280	152,764

By company	2013	2012	2011
Fully consolidated companies	142,226	148,896	152,553
Joint operations	203	384	211
CONSOLIDATED EMPLOYEES (*)	142,429	149,280	152,764

(*)

Consolidated employees, excluding employees of equity-accounted subsidiaries.

(**)

The above figures include employees of discontinued operations of 7,595 in 2013, 9,274 in 2012 and 10,870 in 2011.

The decrease in the number of employees in 2013 mainly concerns the Environmental Services Division and is primarily due to the divestiture of solid waste activities in November 2012.

The decrease in the number of employees in 2012 was mainly due to the impact of changes in Group structure and in particular the divestiture of Proxiserve in December 2011 and the divestiture of regulated Water activities in the United Kingdom in 2012.

Note 39 Reporting by operating segment

The operating segments are components of the Group that engage in activities and whose operating results are reviewed by the Group Chairman and Chief Executive Officer (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segment and assess its performance.

Information presented to the Chief Operating Decision Maker is taken from the Group internal reporting system.

Until December 31, 2012, the presentation by operating segment corresponded to the Group’s traditional four businesses, that is, Water, Environmental Services, Energy Services and Other Segments.

As disclosed in Note 1.25, following the first-time application of the new consolidation standards with effect from fiscal year 2013, the Group now accounts for joint ventures using the equity method and not the proportionate consolidation method, as previously. However, the Dalkia International and Chinese Water concession joint ventures form an integral part of the Group’s strategic development objectives. Accordingly, their operating performance is followed by the Group Chairman and Chief Executive Officer inside their respective segment.

The announcement on July 8, 2013 of the new organizational structure of the Group, does not change the terms of performance monitoring or resource allocation for the current year, which are based on decisions taken at the beginning of the fiscal year.

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

•

The Energy Services segment, comprising the activities of Dalkia and TNAI in the United States;

•

Other Segmentsgroups together the activities of Proactiva MedioAmbiente and the various Group holding companies.

Segment reporting for prior periods was restated for this change.

In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of activities in the course of divestiture and activities divested were transferred to “Net income (loss) from discontinued operations” (see Note 24).

Segment reporting will be modified from 2014 to take account of the reorganization of the Group (see Note 3.2)

39.1 Reporting by operating segment

2013						Joint ventures (Data in Group share)
(€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Revenue	10,221.9	8,075.5	3,756.5	260.9	22,314.8	3,450.2	555.0
Operating cash flow before changes in working capital	900.9	828.7	276.8	(36.0)	1,970.4	362.3	116.4
Adjusted operating cash flow	833.1	846.7	228.7	(112.2)	1,796.3	357.1	114.4
Net charges to operating provisions	(94.4)	(6.9)	(2.6)	51	(52.9)	(0.9)	0
Net depreciation and amortization	(491.2)	(587.3)	(89.9)	(51.4)	(1,219.8)	(157.5)	(54.4)
Impairment of goodwill and negative goodwill	(0.5)	(168.0)	0.0	0.1	(168.4)	(8.6)	(12.2)
Capital gains (losses) on disposal of non-current assets	51.4	80.3	18.5	1.0	151.2	(13.2)	0.1
Other	(8.2)	(8.2)	0.1	0.4	(15.9)	0.2	0
Operating income	290.2	156.6	154.8	(111.1)	490.5	177.1	47.9
Share of net income (loss) of equity-accounted entities	26.3	32.7	35.8	83.9	178.7	8.1	0.5
Operating income after share of net income (loss) of equity-accounted entities	316.5	189.3	190.6	(27.2)	669.2	185.2	48.4
Industrial investments	(403.4)	(556.8)	(220.4)	(46.3)	(1,226.9)	(200.3)	(47.2)

2012						Joint ventures (Data in Group share)
(€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Revenue	10,696.2	8,512.0	3,852.0	178.7	23,238.9	3,662.2	549.3
Operating cash flow before changes in working capital	880.7	1,011.0	263.6	17.8	2,173.1	278.5	113.2
Adjusted operating cash flow	853.6	911.3	244.8	(91.0)	1,918.7	273.6	111.0
Net charges to operating provisions	(5.8)	(65.8)	13.0	(10.4)	(69.0)	(1.4)	0.0
Net depreciation and amortization	(448.2)	(580.0)	(97.0)	(48.7)	(1,173.9)	(158.4)	(54.1)
Impairment of goodwill and negative goodwill	(51.6)	(13.2)	0.0	0.0	(64.8)	(16.6)	0.0
Capital gains (losses) on disposal of non-current assets	63.1	9.0	48.7	(1.3)	119.5	(36.0)	0.2
Other	(24.2)	5.8	0.7	(1.5)	(19.2)	2.7	0.0
Operating income	386.9	267.1	210.2	(152.9)	711.3	63.9	57.1
Share of net income (loss) of equity-accounted entities	32.4	48.4	(100.2)	7.5	(11.9)	7.6	0.0
Operating income after share of net income (loss) of equity-accounted entities	419.3	315.5	110	(145.4)	699.4	71.5	57.1
Industrial investments	(497.9)	(668.9)	(287.6)	(226.3)	(1,680.7)	(270.4)	(57.9)

2011						Joint ventures (Data in Group share)
(€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Revenue	10,372.2	8,448.3	3,531.1	130.8	22,482.4	3,416.0	500.8
Operating cash flow before changes in working capital	1,026.2	1,010.8	272.5	37.9	2,347.4	292.5	99.6
Adjusted operating cash flow	903.8	879.8	256.7	(94.5)	1,945.8	297.4	97.2
Net charges to operating provisions	75.7	(123.3)	(4.8)	(25.5)	(77.9)	(26.0)	(1.0)
Net depreciation and amortization	(422.8)	(548.1)	(94.0)	(38.0)	(1,102.9)	(135.4)	(47.8)
Impairment of goodwill and negative goodwill	(17.0)	(75.9)	(153.1)	0.0	(246.0)	(212.0)	0.0
Capital gains (losses) on disposal of non-current assets	12.8	54.0	5.2	(0.1)	71.9	7.4	0.0
Other	(19.2)	2.5	(1.6)	(0.6)	(18.9)	(5.1)	0.0
Operating income	533.3	189.0	8.4	(158.7)	572.0	(73.7)	48.4
Share of net income (loss) of equity-accounted entities	(14.7)	42.6	(170.0)	5.6	(136.5)	2.4	0.0
Operating income after share of net income (loss) of equity-accounted entities	518.6	231.6	(161.6)	(153.1)	435.5	(71.3)	48.4
Industrial investments	(476.0)	(742.8)	(204.7)	(143.8)	(1,567.3)	(332.7)	(88.7)

2013						Joint ventures (Data in Group share)
Assets by segment (€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Goodwill, net	1,668.4	1,614.2	0.0	203.7	3,486.3	949.1	245.9
Intangible assets and Property, plant and equipment, net	2,842.8	3,138.7	529.0	468.6	6,979.1	1,857.2	1,760.6
Operating financial assets	1,067.8	647.8	1.2	79.2	1,796.0	156.4	23.4
Working capital assets, including DTA	5,068.8	2,310.3	95.9	762.8	8,237.8	1,564.4	194.2
Total segment assets	10,647.8	7,711.0	626.1	1,514.3	20,499.2	4,527.1	2,224.1
Investments in joint ventures	1,424.0	300.1	791.2	389.8	2,905.1	13.7	0
Investments in associates	285.2	76.3	21.7	1.8	385.0	51.5	3.3
Other unallocated assets				12,452.8	12,452.8	586.1	(946.6)
Total assets	12,357.0	8,087.4	1,439.0	14,358.7	36,242.1	5,178.4	1,280.8

2012						Joint ventures (Data in Group share)
Assets by segment (€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Goodwill, net	1,718.6	1,808.4	374.0	10.9	3,911.9	951.1	261.9
Intangible assets and Property, plant and equipment, net	3,086.4	3,233.7	1,438.7	246.8	8,005.6	1,919.2	1,800.4
Operating financial assets	1,216.1	687.9	380.3	98.6	2,382.9	158.8	27.0
Working capital assets, including DTA	5,234.8	2,546.9	1,922.9	502.6	10,207.2	1,752.4	183.0
Total segment assets	11,255.9	8,276.9	4,115.9	858.9	24,507.6	4,781.5	2,272.3
Investments in joint ventures	1,397.0	325.2	968.9	223.7	2,914.8	17.0	0.0
Investments in associates	336.8	74.1	66.8	0.0	477.7	30.6	3.2
Other unallocated assets	0.0	0.0	0.0	10,576.6	10,576.6	674.6	(981.1)
Total assets	12,989.7	8,676.2	5,151.6	11,659.2	38,476.7	5,503.7	1,294.4

2011						Joint ventures (Data in Group share)
Assets by segment (€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Goodwill, net	1,923.1	2,468.5	374.0	30.6	4,796.2	995.1	263.9
Intangible assets and Property, plant and equipment, net	4,245.7	3,894.4	1,313.4	278.0	9,731.5	1,813.6	1,812.2
Operating financial assets	1,078.5	715.7	363.4	99.1	2,256.7	102.2	29.8
Working capital assets, including DTA	5,368.3	2,709.7	1,928.5	559.4	10,565.9	1,894.8	167.1
Total segment assets	12,615.6	9,788.3	3,979.3	967.1	27,350.3	4,805.7	2,273.0
Investments in joint ventures	1,458.9	306.1	1,126.6	275.5	3,167.1	18.4	0.0
Investments in associates	221.3	60.1	66.3	13.1	360.8	30.3	4.0
Other unallocated assets	0.0	0.0	0.0	10,189.1	10,189.1	533.8	(960.2)
Total assets	14,295.8	10,154.5	5,172.2	11,444.8	41,067.3	5,388.2	1,316.8

2013						Joint ventures (Data in Group share)
Liabilities by segment (€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Provisions for contingencies and losses	901.5	933.4	24.6	278.3	2,137.8	197.9	23.1
Working capital liabilities including DTL	5,715.0	2,224.5	176.8	614.8	8,731.1	1,290.7	520.6
Total segment liabilities	6,616.5	3,157.9	201.4	893.1	10,868.9	1,488.6	543.7
Other unallocated liabilities				25,373.2	25,373.2	3,689.8	737.1
Total liabilities	6,616.5	3,157.9	201.4	26,266.3	36,242.1	5,178.4	1,280.8

2012						Joint ventures (Data in Group share)
Liabilities by segment (€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Provisions for contingencies and losses	797.3	923.5	289.3	249.5	2,259.6	224.9	22.1
Working capital liabilities including DTL	5,889.7	2,488.1	1,824.5	370.8	10,573.1	1,444.1	479.4
Total segment liabilities	6,687.0	3,411.6	2,113.8	620.3	12,832.7	1,669.0	501.5
Other unallocated liabilities				25,644.0	25,644.0	3,834.7	792.9
Total liabilities	6,687.0	3,411.6	2,113.8	26,264.3	38,476.7	5,503.7	1,294.4

2011						Joint ventures (Data in Group share)
Liabilities by segment (€ million)	Water	Environmental Services	Energy Services	Other	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
Provisions for contingencies and losses	805.4	1,025.7	286.5	209.7	2,327.3	204.2	21.1
Working capital liabilities including DTL	6,437.6	2,787.1	1,798.3	339.9	11,362.9	1,445.8	471.2
Total segment liabilities	7,243.0	3,812.8	2,084.8	549.6	13,690.2	1,650.0	492.3
Other unallocated liabilities				27,377.1	27,377.1	3,738.2	824.5
Total liabilities	7,243.0	3,812.8	2,084.8	27,926.7	41,067.3	5,388.2	1,316.8

39.2 Reporting by geographical area

2013		Joint ventures (Data in Group share)		2013		Joint ventures (Data in Group share)
Revenue (€ million)	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions	Non-current assets (€ million)	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
France	11,303.6	2.5	0.0	France	7,921.6	2,638.8	0.0
Germany	1,968.8	0.0	0.0	Germany	1,496.3	0.0	0.0
United Kingdom	1,988.4	151.7	0.0	United Kingdom	2,401.6	156.7	0.0
Central and Eastern Europe	1,201.4	1,586.1	0.0	Central and Eastern Europe	1,093.8	2,756.6	0.0
Rest of Europe	810.3	1,322.1	0.0	Rest of Europe	1,393.5	785.9	0.0
United States	1,699.6	19.9	0.0	United States	1,326.4	34.1	0.0
Oceania	952.1	54.7	0.0	Oceania	412.5	26.3	0.0
Asia	1,074.0	104.1	555.0	Asia	2,388.1	464.5	2,053.9
Middle East	364.2	88.8	0.0	Middle East	174.3	50.9	0.0
Rest of the world	952.4	120.3	0.0	Rest of the world	495.5	31.0	0.0
Total	22,314.8	3,450.2	555.0	Total	19,103.6	6,944.8	2,053.9
(1) excluding elimination of securities held
2012		Joint ventures (Data in Group share)		2012		Joint ventures (Data in Group share)
Revenue (€ million)	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions	Non-current assets (€ million)	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
France	11,622.3	2.7	0.0	France	9,770.6	2,600.0	0.0
Germany	1,938.0	8.6	0.0	Germany	1,727.8	24.1	0.0
United Kingdom	2,049.7	154.8	0.0	United Kingdom	2,385.1	172.4	0.0
Central and Eastern Europe	1,219.7	1,630.1	0.0	Central and Eastern Europe	1,137.9	2,884.4	0.0
Rest of Europe	948.6	1,407.8	0.0	Rest of Europe	1,164.4	660.1	0.0
United States	1,774.1	18.7	0.0	United States	1,370.9	34.9	0.0
Oceania	1,041.0	57.1	0.0	Oceania	494.2	28.7	0.0
Asia	1,305.2	113.0	549.3	Asia	2,398.1	453.0	2,131.0
Middle East	346.4	99.2	0.0	Middle East	268.5	21.3	0.0
Rest of the world	993.9	170.2	0.0	Rest of the world	595.5	103.1	0.0
Total	23,238.9	3,662.2	549.3	Total	21,313.0	6,982.0	2,131.0
(1) excluding elimination of securities held
2011		Joint ventures (Data in Group share)		2011		Joint ventures (Data in Group share)
Revenue (€ million)	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions	Non-current assets (€ million)	Total Consolidated Financial Statements	Dalkia International	Chinese Water concessions
France	11,201.1	3.3	0.0	France	10,329.2	2,463.9	0.0
Germany	2,068.1	9.5	0.0	Germany	2,262.7	23.2	0.0
United Kingdom	1,954.6	137.0	0.0	United Kingdom	3,694.3	163.7	0.0
Central and Eastern Europe	1,150.9	1,414.2	0.0	Central and Eastern Europe	1,114.8	2,780.7	0.0
Rest of Europe	1,024.7	1,436.1	0.0	Rest of Europe	1,260.4	647.3	0.0
United States	1,650.9	16.8	0.0	United States	2,660.7	35.5	0.0
Oceania	943.2	49.8	0.0	Oceania	494.6	28.9	0.0
Asia	1,249.9	98.7	500.8	Asia	2,402.0	357.7	2,145.2
Middle East	298.7	92.0	0.0	Middle East	91.5	21.6	0.0
Rest of the world	940.3	158.6	0.0	Rest of the world	577.0	103.1	0.0
Total	22,482.4	3,416.0	500.8	Total	24,887.2	6,625.6	2,145.2
(1) excluding elimination of securities held

Note 40 Subsequent events

CPG Italy

On January 9, 2014, the Genoa Appeal Court cancelled the approval of the CPG. VSAT has already filed a request for ordinary revocation on February 3, 2014 before the Genoa Court of appeal, based on the existence of a manifest material mistake; a first audience has been scheduled on April 8, 2014.

Simultaneously, VSAT has filed a claim before the Supreme Court on March 4, 2014. As this appeal has a suspensive effect, the CPG remains approved until the Supreme Court renders its decision.

Moreover, a hearing before the La Spezia Court was held on February 18, 2014; the case has been adjourned for deliberation but a date has not been set for the decision to be rendered.

The events occurred since the beginning of 2014 do not jeopardize the accounting impacts registered in the consolidated accounts for the year ended December 31, 2013.

SNCM

The agenda for SNCM’s Supervisory Board meeting of February 25, 2014 included a proposal to give the Chairman of the Management Board the authority to sign a three-month long letter of intent with a shipyard for the construction of ships and the terms of the transformation of the letter of intent to an actual order.

Transdev’s representatives voted against this proposal and the State’s representatives abstained, resulting in the rejection of the proposal. A new Supervisory Board meeting was then convened for March 7, 2014.

Despite the opposition of Transdev’s representatives, during the March 7, 2014 meeting, SNCM’s Supervisory Board approved, with the support of the State as a shareholder, a three-month long letter of intent for the order of four ships (two firm and two optional). So, The Supervisory Board authorized and mandated the Chairman of the Supervisory Board of SNCM to initiate negotiations with shipyards for the construction of the ships within the framework set by the letter of intent.

The results of these negotiations will be evaluated during the next Supervisory Board meeting of SNCM, scheduled for March 18, 2014, in order to possibly grant the Chairman of the Supervisory Board the power to sign the letter of intent that will enable SNCM to enter into exclusive negotiations with the chosen shipyard. In parallel, the financing of these new ships, which is a condition of the letter of intent, is still under evaluation by the Caisse des Dépôts et Consignation / Banque Publique d’Investissement working group, designated by the State as responsible for providing financing solutions by April 15, 2014.

Subsidies granted under the plan for improvement of public transportation services

Transdev Group was recently informed by a letter from the President of the Ile-de-France Regional Council dated March 3, 2014, and received on March 5, 2014, that the Ile-de-France Region was ordered by the Paris Administrative Court, on June 4, 2013, to proceed with the recovery of subsidies granted to operators under the plan for improvement of public transportation services. These subsidies were deemed to be illegal state aid by the Administrative Court, on the ground that no notification was made to the European Commission. According to the terms of the said letter, this restitution obligation could affect certain of Transdev Group’s subsidiaries which may have benefited from these subsidies, because the Paris Administrative Court rejected the Ile-de-France region’s request for a stay of execution on the restitution injunction. The Region appealed the administrative court decision, but this has not a suspensive effect.

This first notification was also sent to other regular line operators in the outer Paris suburbs. This request for repayment is a legal dispute between the Region and an occasional transportation company, and to which no subsidiary of the Transdev Group is a party. Although the Region mentions in its letter an estimated subsidized amount of approximately €98.7 million (not including interest) that would have been attributed to Transdev Group’s subsidiaries, this estimate remains uncertain due to the complexity of the assessment resulting from, (i) the time the plan has existed, (ii) the number of operators that received the subsidies, a large number of which have since restructured/consolidated their activities, (iii) the guidelines of the plan, which involve local authorities with evolving scopes of responsibility and are either intermediaries (the sums paid by the Region passing through them) or economic beneficiaries under the plan.

If the Ile-de-France Region were to issue a revenue order, a suspensory appeal would be brought against the Transdev Group or its concerned subsidiaries before the administrative court.

At this very preliminary stage, Transdev Group maintains the position that the local authorities (Departments, Municipal Associations, Towns…), rather than Transdev Group and its subsidiaries, are the direct recipients of this financial aid because they benefit from contractual terms with reduced prices for transportation services billed to these local authorities.

Transdev Group, together with OPTILE (Organisation Professionnelle des Transports d'Ile-de-France, an association of all the private companies that operate regular lines in the Ile-de-France Transportation Plan), will contest any potential claims for repayment and will take any legal action necessary to defend its interests.

Finally, in a press release dated March 11, 2014, the European Commission announced that, following a complaint filed in 2008, it is opening an in-depth investigation into the subsidies granted to companies that operate public transportation services in Ile-de-France. It also stated that the total amount of subsidies between 1994 and 2008 equaled €263 million and involved 253 recipients. In particular, the Commission will verify if the recipients took on additional costs related to the obligation of public service, and, if so, whether or not their services were subject to overcompensation. Lastly, the Commission stated that its investigation will focus on a similar system of subsidies which may have continued after 2008. The opening of an in-depth investigation does not in any way affect the outcome of the ongoing investigation described above.

Note 41  Main companies included in the consolidated financial statements

In 2013, Veolia Environnement Group consolidated or accounted for a total of 2,620 companies, of which the main companies are:

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00	100.00
Société d’Environnement et de Services de l’Est SAS 75, avenue Oehmichen BP 21100 Technoland 25461 Etupes Cedex	44 459 092 100 052	FC	100.00	100.00
PROACTIVA Medio Ambiente SA Calle Cardenal Marcelo Spinola 8 – 3A 28016 Madrid (Spain)		FC	100.00	100.00
Thermal North America Inc. 99 summer street ; suite 900 Boston Massachusetts 02110 (United States)		FC	100.00	100.00
Water
Veolia Eau – Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00	100.00
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00	100.00
Société Française de Distribution d’Eau 28 boulevard de Pesaro – 92000 Nanterre	54 205 494 500 382	FC	99.56	99.56
Compagnie Fermière de Services Publics 6, rue Nathalie Sarraute 44100 Nantes	57 575 016 100 912	FC	99.87	99.87
Compagnie Méditerranéenne d’Exploitation des Services d’Eau – CMESE 12, boulevard René-Cassin – 06100 Nice	78 015 329 200 112	FC	99.72	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.29	99.29
Société des Eaux de Marseille 25, rue Edouard-Delanglade 13000 Marseille	5 780 615 000 017	FC	97.76	97.74
Sade-Compagnie Générale de Travaux d’Hydraulique (CGTH-SADE) and its subsidiaries SADE – CGTH (S0401) 17-19 rue Laperouse – 75016 Paris	56 207 750 302 576	FC	99.41	99.41
Veolia Water Solutions & Technologies and its subsidiaries l’Aquarène 1, place Montgolfier 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00	100.00
OTV l’Aquarène – 1 place Montgolfier 94417 St Maurice Cedex	433 998 473 000 14	FC	100.00	100.00
Société Internationale de Dessalement (SIDEM) 20-22 rue de Clichy – 75009 Paris	342 500 956 000 20	FC	100.00	100.00
Inlcuding the following foreign companies:
Veolia Water UK Ltd and its subsidiaries 210 Pentoville Road, London N1 9JY (United Kingdom)		FC	100.00	100.00

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Affinity Water Acquisitions (Holdco) Limited Governors House Laurence Pountney Hill London EC4R 0HH (United Kingdom)		EA	10.00	10.00
Veolia Water North America and its subsidiaries 101 W. Washington Street, Suite 1400E Indianapolis, IN 46204 (United States)		FC	100.00	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 10 117 Berlin (Germany)		FC	100.00	100.00
Braunschweiger Versorgungs- AG &Co.KG Taubenstrasse 7 38 106 Braunschweig (Germany)		FC	74.90	74.90
Aquiris SA Avenue de Vilvorde-450 1130 Brussels (Belgium)		FC	99.00	99.00
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1 Bucarest (Romania)		FC	73.69	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	82.12	82.12
Prazske Vodovody A Kanalizace a.s. 11 Parizska 11 000 Prague 1 (Czech Republic)		FC	100.00	82.12
Severoceske Vodovody A Kanalizace a.s. 1 689 Pritkovska 41 550 Teplice (Czech Republic)		FC	50.10	41.14
Shenzhen Water (Group) Co. Ltd and its subsidiaries 23 Floor, Wan De Building Shennan Zhong Road SHENZHEN (China)		EA	45.00	25.00
Shanghai Pudong Veolia Water Corporation Ltd No. 703 Pujian Road, Pudong New District 200127 SHANGHAI (China)		EA	50.00	50.00
Changzhou CGE Water Co Ltd No.12 Juqian Road, Changzhou Municipality, Jiangsu Province 213000 (China)		EA	49.00	24.99
Kunming CGE Water Supply Co Ltd No.6 Siyuan Road, Kunming Municipality, Yunnan Province 650231 (China)		EA	49.00	24.99
Veolia Water Korea Investment Co Ltd and its subsidiaries East 16 F Signature Towers Building Chungyechou-ro 100 Jung-gu (South Korea)		FC	100.00	100.00
Veolia Water Australia and its subsidiaries Level 4, Bay Center, 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00	100.00
Société d’Énergie et d’Eau du Gabon Avenue Felix Eboué – BP 2082 – Libreville (Gabon)		FC	51.00	41.08
Veolia Water Middle East (Veolia Water MENA) and its subsidiaries 52, rue d’Anjou – 75008 Paris	505 190 801 00017	FC	100.00	100.00
Veolia Water Middle East North Africa (Veolia Water MENA) and its subsidiaries 52, rue d’Anjou – 75008 Paris	403 105 919 00019	FC	80.55	80.55
Amendis 23, rue Carnot – 90 000 Tanger (Morocco)		FC	100.00	80.55
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		FC	100.00	80.74
Lanzhou Veolia Water (Group) Co LTD No. 2 Hua Gong Street, Xigu District, Lanzhou, Gansu Province (China)		EA	45.00	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, EA 114 Jibroo, Sultanate of Oman	1 011 277	EA	35.75	35.75

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Biothane Systems International B.V. Thanthofdreef 21 – PO BOX 5068 2623 EW Delft (Netherlands)	27267973	FC	100.00	100.00
Tianjin Jinbin Veolia Water Co No2 Xinxiang Road, Bridge 4 Jin Tang Expressway, Dongli District Tianjin Municipality (China)		EA	49.00	49.00
Changle Veolia Water Supply Co Ltd (N° 2 Water Plant) Pan Ye Village, Hang Cheng Jie Dao, Changle Municipality, Fujian Province (China)		EA	49.00	49.00
Veolia Water – Veolia Environmental Service Ltd (Hong Kong) - VW- VES (HK) Ltd Units 7601-03&06-13,76/F, The Center, 99 Queen’s Road Central, , Hong Kong		FC	100.00	100.00
Sofiyska Voda AD Mladost region Mladost 4 Business Park Street Building 2a 1000 Sofia Sofia (Bulgaria)		FC	77.10	63.32
Environmental Services
Veolia Propreté Parc des Fontaines – 163/169, avenue Georges Clemenceau 92000 Nanterre	57 222 103 400 778	FC	100.00	100.00
Société d’Assainissement Rationnel et de Pompage (SARP) and its subsidiaries 52 avenue des Champs Pierreux – 92000 Nanterre	77 573 481 700 387	FC	100.00	99.57
SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville 78520 Limay	30 377 298 200 029	FC	100.00	99.85
Routière de l’Est Parisien 28 boulevard de Pesaro 92000 NANTERRE	61 200 696 500 182	FC	100.00	100.00
ONYX Auvergne Rhône-Alpes 105 avenue du 8 mai 1945 69140 Rillieux-La-Pape	30 259 089 800 524	FC	100.00	100.00
Onyx Est ZI de la Hardt – Route de Haspelschiedt 57 230 Bitche	30 520 541 100 070	FC	95.00	95.00
Paul Grandjouan SACO 6 rue Nathalie Sarraute 44 200 Nantes	86 780 051 800 609	FC	100.00	100.00
OTUS 28 boulevard de Pesaro 92000 Nanterre	62 205 759 400 385	FC	100.00	100.00
Bartin Recycling Group and its subsidiaries 5 rue Pleyel 93 200 Saint Denis	48 141 629 500 022	FC	100.00	100.00
Including the following foreign companies:
Veolia ES Holding Ltd and its subsidiaries 8th floor – 210 Pentonville Road London - N19JY (United Kingdom)		FC	100.00	100.00
Veolia Environmental Services North America Corp. 200 East Randolph Street – Suite 7900 Chicago –IL 60601 (United States)		FC	100.00	100.00
VES Technical Solutions LLC Butterfield Center 700 East Butterfield Road, #201 Lombard IL 60148 (United States)		FC	100.00	100.00
Veolia ES Industrial Services, Inc. 2525 South Shore Blvd, Suite 410 League City 77573 Texas (United States)		FC	100.00	100.00

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia ES Canada Industrial Services Inc. 1705, 3ème avenue H1B 5M9 Montreal – Quebec (Canada)		FC	100.00	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road NSW 2009 – Pyrmont (Australia)		FC	100.00	100.00
Veolia Environmental Services Asia Pte Ltd 5 Loyang Way 1-WMX Technologies Building 508706 Singapore		FC	100.00	100.00
Veolia Environmental Services China LTD Rm 4114 Sun Hung Kai Centre – 30 Harbour Road Wanchai – HONG-KONG		FC	100.00	100.00
Veolia Umweltservice GmbH and its subsidiaries Hammerbrookstrasse 69 20097 Hamburg (Germany)		FC	100.00	100.00
Energy Services
Dalkia – Saint-André 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	40 321 129 500 023	FC	66.00	66.00
Dalkia France 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	45 650 053 700 018	FC	99.94	65.96
Dalkia Investissement 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	40 443 498 700 073	EA	50.00	33.00
Dalkia International 37, avenue du Mal-de-Lattre-de-Tassigny 59350 St André les Lille	43 353 956 600 011	EA	75.81	50.03
Citelum and its subsidiaries 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	99.94	65.96
Including the following foreign companies:
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road Staines TW18 4BQ (United Kingdom)		EA	75.81	50.03
Dalkia NV and its subsidiaries 52, quai Fernand-Demets 1070 – Anderlecht (Belgium)		EA	75.81	50.03
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milan (Italy)		EA	75.81	50.03
Dalkia Espana and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 28 027 Madrid (Spain)		EA	75.81	50.03
Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2770 – 129 Paco d’Arços (Portugal)		EA	75.81	50.03
Dalkia Polska and its subsidiaries Ul Mysia 5 – 00 496 Warsaw (Poland)		EA	75.81	30.02
Zespol Elektrocieplownl w Lodzi and its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)		EA	75.81	27.64
Dalkia Term SA and its subsidiaries UL B.Czecha 36 – 04 -555 Warszawa (Poland)		EA	75.81	30.02
Dalkia Warszawa and its subsidiary UI Stefana Batorego 2 02-591 Warszawa (Poland)		EA	75.81	25.52
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		EA	75.81	50.03
UAB Vilnius Energija Joconiu St. 13 – 02300 Vilnius (Lithuania)		EA	75.81	44.47
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungary)		EA	75.81	50.01
Dalkia a.s and its subsidiaries Kutlíkova 17 – Technopol 851 02 Bratislava 5 (Slovakia)		EA	75.81	50.03

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Dalkia Ceska Republika and its subsidiaries 28.Rijna 3123/152 709 74 Ostrava (Czech Republic)		EA	75.81	36.55
TRANSPORTATION
Transdev Group 32 boulevard Gallieni 92 130 Issy les Moulineaux	52 147 785 100 013	EA	50.00	50.00
Société européenne pour le développement des transports public - Transdev 32, Boulevard Galliéni 92130 Issy les Moulineaux	542 104 377 00610	EA	50.00	50.00
Transdev IDF 32, Boulevard Galliéni 92130 Issy les Moulineaux	383 607 090 00016	EA	50.00	50.00
Voyages et Transports de Normandie 10 Boulevard Industriel, Sotteville Les Rouen (76300)	775 558 463 00011	EA	50.00	33.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 42, Rue de Ruffi 13003 Marseille	775 558 463 00011	EA	50.00	33.00
CFTI (Compagnie Française de Transport Interurbain) Parc des Fontaines 32, Boulevard Galliéni 92130 Issy les Moulineaux	552 022 063 01075	EA	49.97	49.97
Transdev Urbain Parc des Fontaines 32, Boulevard Galliéni 92130 Issy les Moulineaux	344 379 060 00082	EA	50.00	50.00
VT Eurolines Parc des Fontaines 32, Boulevard Galliéni 92130 Issy les Moulineaux	434 009 254 00021	EA	50.00	50.00
Including the following foreign companies:
Veolia Transportation Inc. 720 E Butterfield Road Suite 309 Lombard 60148 IL (United States)		EA	50.00	50.00
Super Shuttle International Inc., and its subsidiaries 14500 N. Northsight boulevard, Suite 329 Scottsdale, AZ 85260 (United States)		EA	50.00	50.00
Veolia Transport Australasia Level 12, 114 William Street Melbourne, Victoria 3000 (Australia)		EA	50.00	50.00
Veolia Transport Northern Europe Actiebolag Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		EA	50.00	50.00
Connexxion holding NV, and its subsidiaries Laapersveld 75 1213 VB Hilversum (Netherlands)		EA	50.00	25.00
Transdev PLC, and its subsidiaries 401 King Street Hammersmith London, W6 9NJ (United Kingdom)		EA	50.00	50.00
Transdev Participações SGPS SA, and its subsidiaries Avenida D. Afonso Henriques, 1462 – 1º 4450-013 Matosinhos (Portugal)		EA	50.00	50.00
Veolia Transport Nederland Holding BV and its subsidiaries Mastbosstraat 12 – Postbus 3306 4800 GT Breda (Netherlands)		EA	50.00	50.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerp (Belgium)		EA	50.00	50.00

Company and address	French company registration number (Siret)	Consolidation Method	% control	% interest
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)		EA	50.00	50.00
Veolia Transdev Canada INC, and its subsidiaries St-Jean-sur-Richelieu (Quebec)		EA	50.00	50.00
JV VT RATP ASIA 25/F, Office Building 1, Beijing Landmark Towers, 8 North Dongsanhuan Road, Chaoyang District, Beijing 100004, China		EA	50.00	50.00
Veolia Transport Chile Hernando de Aguire, 162, offic.1203, Providencia Santiago, Chile	28302	EA	50.00	50.00
Consolidation method : FC: Full Consolidation; EA: Proportionate Consolidation; EA: Equity Associate.

Note 42 Audit fees

Audit fees incurred by the Group, including fees related to subsidiaries accounted for under the equity method, during fiscal years 2013, 2012 and 2011 total €42.7 million, €50.7 million and €52.6 million, respectively, including:

•

€36.7 million in 2013, €40.6 million in 2012 and €41.8 million in 2011 in respect of the statutory audit of the accounts; and

•

€6.0 million in 2013, €10.1 million in 2012 and €10.8 million in 2011 in respect of services falling within the scope of diligences directly related to the audit engagement.

These fees include 100% of equity-accounted entities.